Form 20-F
period 2002-12-31
ALLIED IRISH BANKS PLC
filed 2003-06-10
CIK 850364

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR l5(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR l5(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-10284

Allied Irish Banks,

public limited company

(Exact name of registrant as specified in its charter)

Ireland

(Jurisdiction of incorporation or organization)

Bankcentre, Ballsbridge, Dublin 4, Ireland

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Name of each exchange on which registered
Ordinary shares of EUR 0.32 each, represented by American Depositary Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Non-cumulative preference shares of US$25 each	250,000
Ordinary shares of EUR 0.32 each	897,446,519

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes   ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item  18   ☒

ALLIED IRISH BANKS, p.l.c.

ANNUAL REPORT ON FORM 20-F

FOR THE YEAR ENDED DECEMBER 31, 2002

REPORTING CURRENCY AND EXCHANGE RATES

Allied Irish Banks, p.l.c. (“AIB”) and its subsidiaries (collectively “AIB Group” or “Group”) publish consolidated financial statements in euro (€). The euro was introduced on January 1, 1999. The countries participating in the European Single Currency are: Austria, Belgium, Finland, France, Germany, Greece, Italy, Luxembourg, the Netherlands, Portugal, Spain and Ireland. The national currency units of these participating countries co-existed with the euro, as denominations of the new single currency until December 31, 2001. Euro notes and coin were introduced on January 1, 2002. Ireland joined the European Single Currency at the fixed translation rate of EUR 1=IR£0.787564. Up to and including the accounts for the year ended December 31, 1998 the consolidated financial statements of the Group were prepared using the Irish pound as the reporting currency. Each euro is made up of one hundred cent, denoted by the symbol ‘c’ in these accounts.

In this Annual Report, references to “US dollars”, “dollars”, “US$”, “cents” or “¢”are to United States currency, references to “EUR”, “euro”, “€” or “c” are to euro currency, references to “sterling” or “Stg£” are to British currency, references to “zloty”, “PLN” or “zl” are to Polish currency and references to “Yen” are to Japanese currency. Merely for convenience, this Annual Report contains translation of certain euro amounts into dollars at specified rates. These translations should not be construed as representations that the euro amounts actually represent such dollar amounts or could be converted into dollars at the rate indicated or at any other rate. Unless otherwise indicated, the translations of euro into dollars have been made at €1.00 to US$1.1499 the noon buying rate in the City of New York for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York (“the noon buying rate”) on May 13, 2003.

The following table shows, for the periods and dates indicated, certain information regarding the noon buying rate, expressed in US dollars per euro.

	Period end(1)	Average rate(2)	High	Low
Year ended Dec. 31, 1998	1.1739	1.1216	1.1827	1.0707
Year ended Dec. 31, 1999	1.0070	1.0588	1.1371	1.0070
Year ended Dec. 31, 2000	0.9257	0.9184	1.0335	0.8271
Year ended Dec. 31, 2001	0.8822	0.8919	0.9535	0.8370
Year ended Dec. 31, 2002	1.0485	0.9495	1.0485	0.8594

(1)	The noon buying rate at such dates differed from the rates used in the preparation of AIB Group’s consolidated financial statements, which were US$1.1668, US$1.0046, US$0.9305, US$0.8813 and US$1.0487 to €1.00 at December 31,1998,1999, 2000, 2001 and 2002 respectively.
(2)	The average rate for each period is the average of the noon buying rates on the last day of each month during that period.

On June 4, 2003 the noon buying rate was EUR1.00 = US$1.1708

A significant proportion of the Group’s earnings are denominated in currencies other than the euro. As a result movements in exchange rates can impact the reported value of the foreign currency earnings. The Group may choose to hedge all or part of its projected future foreign earnings thereby fixing a translation rate for the amount hedged. Details of the exchange rates used in the preparation of the Consolidated Financial Statements are set out in Note 48 of this report. Although the US dollar, sterling and Polish zloty profit and loss accounting rates weakened by 5%, 1% and 5% respectively, the impact on Group income before taxation in 2002 was not material when the outcome of hedging strategies is taken into account.

FORWARD–LOOKING INFORMATION

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations and business of the Group and certain of the plans and objectives of the Group. In particular, among other statements, certain statements in the Operating and Financial Review and Prospects with regard to management objectives, trends in results of operations, margins, risk management, competition and European Monetary Union are forward-looking in nature. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the potential business risks resulting from the exceptional foreign exchange dealing losses, changes in economic conditions globally and in the regions in which the Group conducts its business, changes in fiscal or other policies adopted by various governments and regulatory authorities, the effects of competition in the geographic and business areas in which the Group conducts its operations, the ability to increase market share and control expenses, the effects of changes in taxation or accounting standards and practices, acquisitions, future exchange and interest rates and the success of the Group in managing these events.

AIB cautions that the foregoing list of important factors is not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and events when making an investment decision based on any forward-looking statement. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Report may not occur.

PART I

Item 3. Key Information

Selected financial data

The financial information set forth in the tables below for the years ended December 31, 2002, 2001, 2000, 1999 and 1998 has been derived from the audited Consolidated Financial Statements of AIB Group for those periods, restated to reflect the implementation of UITF Abstract 33 “Obligations in Capital Instruments” in 2001 (see footnote 1 on page 3). AIB Group’s Consolidated Financial Statements are prepared in accordance with Irish GAAP, except as described below, in respect of the total costs arising from the fraudulent foreign exchange trading activities (“Fraudulent Activities”) at Allfirst Bank, which differ in certain significant respects from US GAAP. This information should be read in conjunction with, and is qualified by reference to, the accounting policies adopted, the Consolidated Financial Statements of AIB Group and notes thereon for the years ended December 31, 2002, 2001 and 2000 included in this Annual Report.

In accordance with Irish GAAP, the total costs arising from the Fraudulent Activities at Allfirst Bank, which were identified in February 2002, were reflected by way of an exceptional pre-tax charge of €789 million (after tax €513 million) in the accounts for the year ended December 31, 2001.

Under US reporting requirements, the losses arising from the Fraudulent Activities are charged in the years in which they occurred. As a result, the financial statements included in this Annual Report reflect the losses in the years they occurred. Further details in relation to the Fraudulent Activities is provided in Note 53 of this report.

	Years ended December 31,
	2002		2002	2001 Restated(1)	2000	1999	1998
	(Dollars in millions, except per share amounts)		(Euro in millions, except per share amounts)
SUMMARY OF CONSOLIDATED STATEMENT OF INCOME(2)
Net interest income before exceptional item	2,703		2,351	2,258	2,022	1,770	1,609
Deposit interest retention tax(3)	—		—	—	(113)	—	—

Net interest income after exceptional item	2,703		2,351	2,258	1,909	1,770	1,609
Other finance income	71		62	67	71	71	—
Other income excluding exceptional item	1,745		1,517	1,426	1,304	1,052	980
Exceptional foreign exchange dealing losses(4)	(21)		(18)	(417)	(228)	(45)	(11)

Total operating income after exceptional items	4,498		3,912	3,334	3,056	2,848	2,578
Total operating expenses	2,677		2,328	2,278	1,997	1,658	1,442

Operating income before provisions	1,821		1,584	1,056	1,059	1,190	1,136
Provisions	288		251	204	134	92	134

Operating income-continuing operations	1,533		1,333	852	925	1,098	1,002
Income from associated undertakings	10		9	4	3	3	4

Income before disposals	1,543		1,342	856	928	1,101	1,006
Income on disposal of property	6		5	6	5	2	32
Income on disposal of businesses(5)	—		—	93	—	15	—

Income before taxes, minority interests and preference dividends	1,549		1,347	955	933	1,118	1,038
Income taxes
	340		296	187	239	317	311
Impact of phased reduction in Irish corporation tax rates on deferred tax balances(6)
	—		—	—	—	—	55
	340		296	187	239	317	366
Equity and non-equity minority interests	28		24	23	38	28	29
Preference dividends	9		8	15	20	16	17

Net income applicable to ordinary stockholders	1,172		1,019	730	636	757	626

Per ordinary share
Net income—basic	134.9	¢	117.3c	84.8c	74.3c	89.1c	73.9c
Net income—adjusted	141.4	¢	123.0c	119.4c	106.7c	93.5c	81.1c
Net income—diluted	133.5	¢	116.1c	84.2c	73.8c	88.1c	72.9c
Dividends	56.41	¢	49.06c	43.80c	38.75c	33.70c	28.06c
Amounts in accordance with US GAAP:
Net income	1,068		929	630	571	663	650
Net income applicable to ordinary stockholders	1,059		921	615	551	647	633
Net income per ordinary share	121.9	¢	106.0c	71.5c	64.5c	76.0c	74.5c
Net income per ADS	244	¢	212c	143c	129c	152c	149c

	December 31,
	2002	2002	2001	2000	1999	1998
	(Dollars in millions	(Euro in millions except share amounts)
Summary of consolidated balance sheet
Total assets(7)	98,948	86,049	89,359	80,017	67,870	53,839
Loans etc	67,250	58,483	57,445	50,239	43,127	35,496
Deposits etc	83,011	72,190	72,813	65,210	55,241	44,840

Dated capital notes	1,480	1,287	1,594	1,836	1,587	970
Undated capital notes	447	389	426	413	397	170
Reserve capital instruments	570	496	496	—	—	—
Equity and non-equity minority interests	315	274	312	272	227	213
Stockholders’ funds: non-equity	270	235	279	264	245	210
Stockholders’ funds: equity	5,069	4,408	4,871	4,734	4,402	2,806

Total capital resources	8,151	7,089	7,978	7,519	6,858	4,369

Capital stock—ordinary shares
Number of shares outstanding	1,031.9	897.4	886.7	879.2	866.0	859.9
Nominal value of €0.32 per share	330	287	284	281	277	273
Capital stock—preference shares
Number of shares outstanding	0.29	0.25	0.25	0.25	0.25	0.25
Stockholders’ funds: non-equity	270	235	279	264	245	210
Amounts in accordance with US GAAP:
Ordinary stockholders’ equity	6,857	5,963	5,716	5,050	4,420	3,761
Total assets	99,388	86,432	88,561	78,013	65,929	53,603

	Years ended December 31,
	2002	2001 Restated(1)	2000		1999	1998
OTHER FINANCIAL DATA(8)
Return on average total assets(7)	1.22%	0.92%	0.93%		1.31%	1.27%
Return on average stockholders’ equity	22.0	15.2	13.9		20.4	24.6
Dividend payout ratio	42.2	52.0	52.6		38.0	38.2
Average ordinary stockholders’ equity as a percentage of average total assets(7)	5.4	5.7	6.1		6.1	4.8
Allowance for loan losses as a percentage of total loans to customers at year-end	1.6	1.9	1.9		1.9	1.8
Net interest margin(9)	3.00	2.99	3.02		3.27	3.33
Tier 1 capital ratios(10)	6.9	6.5	6.0		6.3	7.5
Total capital ratio(10)	10.1	10.1	10.5		11.2	11.1
Other financial data in accordance with US GAAP:
Return on average total assets(7)	1.11%	0.79%	0.83	%(11)	1.15%	1.25%
Return on average ordinary stockholders’ equity	15.80	11.25	11.33	(11)	15.27	17.90
Dividend payout ratio	46.6	61.7	60.7		44.4	37.7
Average ordinary stockholders’ equity as a percentage of average total assets(7)	6.78	6.61	6.65		7.06	6.68

(1)	The Group has implemented UITF Abstract 33 “Obligations in Capital Instruments” in the preparation of its accounts for 2002. The comparative information for 2001 has been restated. See accounting policies on page 78.
(2)	On September 16, 1999, the Group acquired an 80% shareholding in Bank Zachodni S.A.(“BZ”).Under its agreement with the Polish State Treasury, AIB agreed to invest a further PLN 250 million by April 16, 2000 of which PLN 150 million was invested on October 15, 1999 and PLN 100 million was invested on April 12, 2000. A further PLN 100 million was invested on November 22, 2000 increasing the Group’s shareholding in BZ to 83%. As a result the financial information provided above is not directly comparable as the results for the year ended December 31, 1999 include the results of BZ for 3 months in comparison to 12 months for 2000, 2001 and 2002.
(3)	On October 3, 2000, AIB announced that it had reached a full and final settlement with the Irish Revenue Commissioners of €114.33 million in relation to Deposit Interest Retention Tax (“DIRT”), interest and penalties in Ireland for the period April 1986 to April 1999. The settlement included €1.37 million paid in prior years. Although AIB believe that it had an agreement with the Revenue Commissioners in 1991 in relation to DIRT, the Board considered that concluding this settlement was in the best interests of shareholders, customers and staff. As a result an exceptional charge of €112.96 million was reflected in the accounts for the year ended December 31, 2000.

(4)	These amounts represent the losses arising from the Fraudulent Activities, reflected in the year they occurred to meet US reporting requirements. The euro amount of the losses reported under US reporting requirements in the years 1997 to 2002 will not equate to the charge of €789 million under Irish GAAP. This arises for a number of reasons. In the Irish GAAP accounts, the total fraud losses, US$691.2 million, and costs estimated at US$ 10 million less the reversal of an incentive accrual of US$6 million, were charged as an exceptional item in 2001 at the exchange rate prevailing on December 31, 2001. Under US reporting requirements the US$ losses were charged in each of the years they arose, translated at the average rates of exchange used in the preparation of the accounts for those years.
(5)	In August 2001, AIB’s interests in Keppel Capital Holdings Ltd. were sold to Oversea-Chinese Banking Corporation Limited, giving rise to a profit before taxation on disposal of €93 million (tax charge €nil). In October 1999, AIB’s private banking and treasury operations in Singapore were sold to Keppel Tatlee Bank Limited, giving rise to a profit before taxation on disposal of € 15 million (tax charge €4 million).
(6)	In December 1998, the Minister for Finance announced a phased reduction in the Irish corporation tax rates, commencing January 1,1999 to achieve a 12 1/2% corporation tax rate for all trading income with effect from January 1, 2003. The Irish Finance Act, 1999 provided for the reduction in the standard rate of corporation tax to 28% with effect from January 1, 1999, and to 24% with effect from January 1, 2000, with further reductions to 20% and 16% on January 1, 2001 and 2002, respectively. From January 1, 2000 the rate of corporation tax applying to non-trading income is 25%. Arising from the phased reduction in Irish corporation tax rates, timing differences will reverse at rates of corporation tax lower than those provided for on origination. As a result, a charge of €55 million was made in the year ended December 31, 1998.
(7)	Under Financial Reporting Standard 19 “Deferred Tax” (“FRS 19”) which was adopted by the Group in 2002, deferred tax assets and liabilities are required to be disclosed separately on the face of the balance sheet. Previously deferred tax was shown as a net asset or a net liability. In addition, funded retirement benefit plans in surplus are now shown as assets on the balance sheet while funded retirement benefit plans in deficit together with unfunded plans are shown on the balance sheet as liabilities. Previously these would have been presented as a net figure. Comparative amounts have been reclassified to accord with the presentation of information in the accounts for 2002.
(8)	The calculation of the average balances include daily and monthly averages and are considered to be representative of the operations of the Group.
(9)	Net interest margin represents net interest income as a percentage of average interest earning assets. The net interest margin for the year ended December 31, 2000 reflects a net interest income figure that was adjusted to reflect a 365 day year for comparative purposes. The net interest margin for 2000 was calculated excluding the impact of the DIRT settlement.
(10)	The Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) guidelines for risk-based capital requirements, applicable to all bank holding companies, require the minimum ratios of Tier 1 capital and Total capital to risk adjusted assets to be 4% and 8% respectively. The Central Bank of Ireland also has issued its guidelines for implementation of the requirements of the EC Council Directives on own funds, solvency ratios and capital adequacy in Ireland which, while similar to the Federal Reserve guidelines, require minimum Tier 1 and Total capital ratios of 4.25% and 8.5% for banking groups, respectively. Furthermore, the Federal Reserve Board has adopted leverage capital guidelines requiring bank holding companies to maintain a minimum ratio of Tier 1 capital to total quarterly average assets (“Tier 1 leverage ratio”) of at least 3%, in the case of a bank holding company which has the highest regulatory examination rating and is not contemplating significant growth. All other bank holding companies are expected to maintain a Tier 1 leverage ratio at least 1% to 2% above the stated minimum.
(11)	Excluding the impact of the deposit interest retention tax settlement, the return on average total assets was 0.97% and the return on average ordinary stockholders’ equity was 13.30%.

Risk factors

The Group’s activities are subject to risk factors that could impact its future performance. Certain of these risks can be mitigated by the use of safeguards and appropriate systems and actions. Some risks, however, are outside the Group’s control and cannot be mitigated. In addition to the matters set out under “Forward-Looking Information”, on page 1 of this report, the principal factors that may effect the Group’s performance are set out below:

Risk management

Like other banks, the Group faces financial risk in the conduct of its business, such as credit risk, operational risk and market risk (including liquidity risk). Following the discovery of the Fraudulent Activities, the Group undertook a number of actions to strengthen the risk management and control processes within the Group. Nonetheless, it is not possible to eliminate financial risk entirely. The Group’s approach to financial risk management, including the recent actions taken to strengthen risk management, is discussed in Item 11, “Quantitative and Qualitative Disclosures about Market Risk”.

Competition

The Group faces strong competition from other Irish, UK, US, Polish and international financial institutions, including banks, building societies, life insurance companies and mutual insurance organizations. A more detailed discussion of these competitive factors, including the Group’s main competitors, is included in Item 4, “Information on the Company—Competition”. While the Group believes it is positioned to compete effectively with these competitors, there can be no assurance that increased competition will not adversely affect the Group in one or more of the markets in which is operates.

Uncertain economic conditions

The Group’s business activities are dependant on the level of banking, finance and financial services required by its customers. In particular, levels of borrowing are heavily dependant on customer confidence, market interest rates and other factors that effect the economy. The Group conducts extensive activities in Ireland and elsewhere, most notably in the UK, the US and Poland. During each of the past three years, there have been significant adverse developments in world markets, and the current outlook for the Irish and world economy is uncertain. The profitability of the Group’s businesses could, therefore, be adversely affected by a worsening of general economic conditions in its markets, as well as by foreign and domestic trading market conditions and/or related factors, including governmental policies and initiatives. An economic downturn or significantly higher interest rates could increase the risk that a greater number of the Group’s customers would default on their loans or other obligations to the Group, or would refrain from seeking additional borrowing.

Relationship with M&T Bank Corporation (“M&T”)

The disposal of Allfirst and the concurrent acquisition of a 22.5% shareholding and board representation in M&T means that the Group’s investment in its US operations has changed from a wholly owned subsidiary to that of an investment is an associated undertaking, with a resulting reduction in control. Management believes that this transaction will allow it to continue to prudently grow its business in the US, benefiting from a more effective day-to-day control over its US operations by the M&T management team, while recognizing that AIB does not exercise a controlling influence on the operations of M&T. In addition, the Group has assumed responsibilities to regulators for acting as a source of financial strength and support in respect of the enlarged M&T business.

Item 4.	Information on the company

Allied Irish Banks, p.l.c. has its registered office at Bankcentre, Ballsbridge, Dublin 4, Ireland. (Telephone number +353-1-660 0311)

The following additional statistical information may be found elsewhere as follows:

I.	Average balance sheet—see Item 5—“Average balance sheet and interest rates” on pages 23 and 24.

II.	Investment portfolio—see Item 18—note 50 on pages 138 to 141.

III.	Loan portfolio

(a)	Types of loans—See Item 11—“Loan portfolio” on page 65.

(b)	Maturities and sensitivities of loans to changes in interest rates—See Item 18—note 52 on pages 159 and 160 and “Analysis of loans to customers by maturity and interest rate sensitivity” on page 68.

(c)	Risk elements

•	Non-accrual, past due and restructured loans—see Item 11—“Risk elements in lending” on page 73.

•	Potential problem loans—see Item 11—“Provision and allowance for loan losses” on page 68.

•	Foreign outstandings—see Item 11—“Cross-border outstandings” on page 75.

IV.	Summary of loan loss experience

(a)	Analysis of the allowance for loan losses—see Item 11—“Movements in the allowance for loan losses” on page 69.

(b)	Allocation of the allowance for loan losses—see Item 11—“Analysis of allowance for loan losses” on page 72.

V.	Deposits and short-term borrowings

See Item 5—“Placings with banks”, “Deposits by customers”, “Customer deposits by currency” and “Short-term borrowings” on pages 38 to 40.

History and development of the company

History

AIB, originally named Allied Irish Banks Limited, was incorporated in Ireland in September 1966 in connection with the amalgamation of three long established banks (the “constituent banks”) with assets aggregating €324 million. At that time the shares of the Munster and Leinster Bank Limited (established 1885), the Provincial Bank of Ireland Limited (established 1825) and the Royal Bank of Ireland Limited (established 1836), were acquired by and were transferred to AIB as a holding company. In 1972, AIB became the sole banking entity in place of the three constituent banks, other than with regard to the currency note issue of the Provincial Bank of Ireland Limited in Northern Ireland, which was transferred to AIB in 1982. This power to issue bank notes in Northern Ireland was transferred to AIB Group (UK) p.l.c. (formerly AIB Group Northern Ireland plc) with effect from January 10, 1994.

In December 1970, AIB commenced the expansion of its network of branches in Britain. Since 1972, AIB has opened overseas branches in New York, the Cayman Islands and Singapore. Subsidiary companies were set up in the Isle of Man and Jersey (Channel Islands). Representative offices were established in a number of States in the US.

In December 1983, AIB acquired 43% of the outstanding shares of First Maryland Bancorp (“FMB”). On March 21, 1989, AIB completed the acquisition of 100% of the outstanding shares of common stock of FMB, thereby furthering its strategic objective of increasing the geographic diversification of its investments and operations.

On July 8, 1997, Dauphin Deposit Bank and Trust Company (“Dauphin”) a Pennsylvania chartered commercial bank was acquired by FMB and all banking operations were merged into Allfirst Bank since September 1999.

Ark Life Assurance Company Limited (“Ark Life”), the AIB Group’s wholly-owned life assurance subsidiary, commenced trading on May 22, 1991.

In July 1991, AIB acquired TSB Bank Northern Ireland p.l.c. (“TSB NI”), a bank with 56 branches in Northern Ireland. The AIB and TSB NI businesses in Northern Ireland were integrated with the passage of enabling legislation, which came into effect on January 10, 1994 and the combined operations trade under the service mark “First Trust Bank”. On October 1, 1996, AIB’s retail operations in Great Britain and Northern Ireland were integrated under the direction of a single board and the enlarged entity was incorporated as AIB Group (UK) p.l.c. with two distinct trading names “First Trust Bank” in Northern Ireland and “Allied Irish Bank (GB)” in Great Britain.

In February 1995, AIB acquired its initial minority shareholding of 16.3% of the outstanding shares of Wielkopolski Bank Kredytowy S.A. (“WBK”) and in June 1996 acquired a further shareholding of 20%. On May 13, 1997, the AIB Group increased its shareholding in WBK to 60.14%.

On September 16, 1999, AIB completed the acquisition of an 80% shareholding in Bank Zachodni S.A. (“BZ”) from the State Treasury of the Republic of Poland. In accordance with the acquisition agreement AIB invested in additional shares of BZ on October 15, 1999, bringing the total shareholding to 81% at December 31, 1999. Further investments during 2000 brought AIB’s shareholding to 83% at December 31, 2000.

On June 13, 2001, AIB completed the merger of Wielkopolski Bank Kredytowy S.A. (“WBK”) and Bank Zachodni S.A. (“BZ”). The new entity was renamed Bank Zachodni WBK S.A. (“BZWBK”), in which AIB has a 70.5% shareholding, together with its subsidiaries and associates.

On December 29, 1995, AIB acquired the John Govett Group, a UK investment management business operating principally from offices in London, Singapore, San Francisco and Jersey. In December 1996, the asset management operations of AIB, excluding those conducted by FMB, were merged under a single holding company.

On June 2, 1999, AIB signed an in-principle agreement with Singapore based Keppel TatLee Bank Limited (now Keppel Capital Holdings Limited) (“KTL”), which gave AIB the right to acquire up to a 24.9% equity stake in the bank. In October 1999, AIB’s private banking and treasury operations in Singapore were sold to KTL. In August 2001, AIB sold its interests in Keppel Capital Holdings Ltd. (“KCH”).

Recent developments

Merger of Allfirst Financial Inc. with M&T Bank Corporation

On September 26, 2002, AIB announced a strategic relationship with M&T Bank Corporation (“M&T”) whereby AIB’s US subsidiary, Allfirst, would be acquired by M&T. As a result of the transaction, AIB acquired a strategic shareholding of 26.7 million M&T shares, representing a stake of approximately 22.5% in the enlarged M&T. AIB also received US$886 million in cash. The transaction was completed on April 1, 2003.

The 2003 accounts will reflect the income and expenses of Allfirst for the period to March 31, 2003. From April 1, 2003 the Group will account for its investment in the enlarged M&T as an associated undertaking. The Group will include its 22.5% share of the income before taxes of the enlarged M&T in the Group consolidated statement of income within the caption “Income from associated undertakings”. The Group’s 22.5% share of the taxation charge for the enlarged M&T will be included in the Group’s taxation charge.

The transaction will give to a gain on disposal of approximately €450 million after tax in 2003. The transaction is expected to be modestly accretive on adjusted earnings per share in 2003. This is based on expected cost savings of US $60 million in 2003 within the enlarged M&T, a share buy-back amounting to approximately US $450 million by AIB but does not take into account AIB’s share of the merger-related once-off expenses.

AIB will continue to provide lending, treasury and advisory services to the Not-for-Profit and Corporate sectors from its own offices throughout the US.

As part of the transaction agreement, AIB has agreed not to enter into any transaction or activity that could reasonably expect to have a material adverse effect on M&T. As a result, except as disclosed above in respect of the development of AIB’s own Corporate and Not-for-Profit business in the US, additional future investment in US domiciled banking organizations are likely to be undertaken through AIB’s investment in M&T.

Disposal of New York Retail operations to M&T Bank

On April 1, 2003, AIB announced its intention to sell its New York Retail Branch to M&T. The Retail Branch includes consumer and small business deposits and loans. AIB will continue to provide lending, treasury and advisory services to the Not-for-Profit and Corporate sectors from its own remaining offices throughout the US.

Share buy-back program

As part of the announcement of the strategic relationship with M&T, in November 2002, AIB stated its intention that approximately US$450 million of the cash consideration would be used to buy back AIB Ordinary Shares following completion of the transaction.

The share buy-back program covers purchase of the ordinary shares to be held as treasury shares, in accordance with the authority renewed by stockholders at the Annual General Meeting in 2003. The program is accomplished through the purchase of shares on the open market.

In April 2003, the Company commenced its share buy-back program and this was completed on May 28, 2003 with 35.9 million shares repurchased with a spend of €483 million plus additional transaction costs.

Business overview

Description of business

AIB Group provides a diverse range of banking, financial and related services, principally in Ireland, the United States (“US”), the United Kingdom (“UK”) and Poland. AIB has some 300 branches and outlets in the Republic of Ireland, where the directors estimate its share of the total market for both euro loans and deposits amounts to approximately 20%.

In Northern Ireland, through its wholly-owned subsidiary AIB Group (UK) p.l.c., which trades there as First Trust Bank, AIB Group operates from some 62 branches and outlets. In Britain, AIB Group (UK) p.l.c., which trades there as Allied Irish Bank (GB), provides a range of banking services through 39 branches and outlets. Until April 1, 2003 AIB’s main operations in the US were carried out through its subsidiary Allfirst Financial Inc. (“Allfirst”), which operated through 258 full service branch offices in Maryland, adjoining States and the District of Columbia. As set out in Recent developments, with effect from April 1, 2003, AIB’s main operations in the US will be carried out through its 22.5% interest in M&T Bank Corporation (“M&T”). M&T is headquartered in Buffalo, New York and, including Allfirst, will have a total branch network of over 700 branches in six States and the District of Columbia. On a proforma basis as at December 31, 2002, the combined company would have approximately US$50 billion in total assets, making M&T one of the 20 largest bank holding companies in the USA.

In Poland, the Group operates from 432 branches and outlets through its 70.5% owned subsidiary BZWBK.

AIB Group’s activities are conducted through five major operating divisions—AIB Bank ROI; AIB Bank GB & NI; USA; Capital Markets; and Poland. At December 31, 2002 AIB Group had consolidated total assets of €86.0 billion and employed over 31,300 people on a full time equivalent basis.

At December 31, 2002 the distribution of assets and the number of employees between those major operating divisions was as follows:

	Assets		Employees
	(Euro in millions)%			%
Division
AIB Bank ROI	27,239	32	9,920	32
AIB Bank GB & NI	10,161	12	3,078	10
USA	17,234	20	5,619	18
Capital Markets	25,026	29	2,484	8
Poland	6,261	7	9,541	30
Group	128	—	679	2

Total	86,049	100	31,321	100

Divisional information

AIB Bank Republic of Ireland division

The AIB Bank ROI division, with total assets of €27.2 billion at December 31, 2002, encompasses the Group’s retail and commercial banking operations in Ireland, Channel Islands and Isle of Man; AIB Finance & Leasing; Card Services and AIB’s life and pensions subsidiary, Ark Life Assurance Company Limited. AIB Bank ROI provides banking services through a distribution network of some 300 locations (199 branches and 98 outlets), and in excess of 420 automatic teller machines (“ATMs”). AIB cardholders also have access to over 29,000 LINK ATMs in the UK as well as 500,000 Visa Plus serviced ATMs worldwide. AIB has entered into an agency agreement with An Post, the national post office network, which enables AIB customers to carry out basic transactions at over 1,000 post office locations nationwide, since September 2002. A debit card “Laser” is operated jointly with other financial institutions in Ireland.

In addition, the division offers 24 hour telephone and internet banking for the routine transactions of personal customers through which they can pay bills, transfer money between accounts, search for cheques and view and order statements. 24 hour telephone and internet banking has now been extended to suitable sole trader business customers. For other business customers, a new internet based banking service called iBusiness Banking was launched in September 2002. It offers secure internet banking and a comprehensive cash management solution, including domestic and cross-border payment functionality.

Branch banking services are provided across the range of customer segments, including individuals, small and medium sized commercial customers, farmers and the corporate sector. Through the branch network, the division provides a variety of savings and investment products, loans and overdrafts, home loans, home improvement loans, foreign exchange facilities, a full range of money transmission services and issues Visa® and Mastercard® credit cards. AIB Bank ROI manages its loan portfolio in accordance with set policies, best practice guidelines, procedures and lending criteria. In this regard, specific policies are in place for significant portfolios, including Building, Construction & Property and Home Mortgages. The division competes aggressively in the personal market with home mortgages and credit cards through highly visible customer value and rate-led marketing campaigns. From June 2003 personal customers using phone and internet banking will be paid interest on their current accounts.

AIB Finance & Leasing is AIB’s asset financing arm in Ireland. It markets its services through the AIB branch network and through intermediaries with whom it has established relationships, such as motor dealers, equipment suppliers, brokers and other professionals, including attorneys, accountants and estate agents. It also lends directly to customers. Its lending services include vehicle, equipment and fleet leasing, retail and investment property loans, vehicle and equipment hire purchase, insurance premium financing and personal loans.

AIB’s life assurance subsidiary, Ark Life Assurance Company Limited, provides a wide range of financial planning services including life assurance, savings and investment instruments, pensions and inheritance tax planning. In Ireland, home and travel insurance products are sold in the branch network through alliances with partners in the insurance industry.

AIB Bank Great Britain and Northern Ireland division

AIB GB & NI, with total assets of €10.2 billion at December 31, 2002, operates through 39 branches and outlets throughout Britain, under the name Allied Irish Bank (GB) and as First Trust Bank in Northern Ireland where the bank maintains 62 branches. There are head offices in both London and Belfast. Both operations provide a full range of banking services including current accounts, overdraft and loan facilities, mortgages, deposits and investment services, and specialist corporate banking services.

Allied Irish Bank (GB) concentrates on the business, professional and not for profit markets and has successfully grown its business through a relationship approach. It focuses particularly on providing specialist banking services to small to medium sized enterprises and to high net worth personal customers. In 2002, for the fifth consecutive time, the Bank won the title of Britain’s Best Business Bank from the Forum of Private Business, being ranked top for customer satisfaction and maintaining its lead over the “big four” and other banks.

First Trust Bank provides banking services across the range of customer segments, including individuals, small and medium sized commercial customers and the corporate sector, with strong growth evident in personal home mortgages and also in business lending. Steady growth has been experienced in its telephone and internet based services. Up to February 3, 2003, life assurance was provided through Ark Life and unit trust and investment business through Govett Asset Managers in London. From February 3, 2003, all regulated investment business is referred to First Trust Independent Financial Advisers Limited, First Trust Bank’s subsidiary for independent financial advice.

USA division

The USA division, with total assets of €17.2 billion at December 31, 2002, comprises the operations of Allfirst and of AIB’s New York and Cayman Islands branches. Allfirst and its subsidiaries serve customers through a network of 258 full service offices and approximately 600 automated teller machines in Maryland, adjoining states and the District of Columbia.

Allfirst is a bank holding company based in Baltimore, Maryland, with total stockholders’ equity at December 31, 2002 of US$1.8 billion. At that date it had total assets of US$17.0 billion and total deposits of US$11.3 billion. Since March 21, 1989, AIB has controlled 100% of the voting power of Allfirst’s outstanding capital stock.

Allfirst, through its principal subsidiary Allfirst Bank, is engaged in general commercial and retail banking and treasury and trust businesses serving individuals, businesses and governmental units. Allfirst Bank operates throughout Maryland and adjoining states. Allfirst also engages in cash management services through Allfirst Financial Center N.A. Other subsidiaries of Allfirst are engaged primarily in equipment financing and commercial real estate lending.

A range of banking services is also provided through the New York branch of AIB to corporate and retail customers. In addition, the branch manages AIB’s Cayman Islands branch. The New York branch also manages offices in Philadelphia, Los Angeles, Chicago, San Francisco and Atlanta and the operations of Community Counselling Services and Ketchum Canada, Inc.

Ketchum Canada, Inc., a fundraising consultancy that operates across Canada with principal offices in Toronto, Montreal, Calgary and Vancouver was acquired by the Group in May 2002.

On September 26, 2002 AIB announced a strategic relationship with M&T Bank Corporation (“M&T”) whereby AIB’s US subsidiary, Allfirst, would be acquired by M&T. As a result of the transaction, AIB acquired a strategic shareholding of 26.7 million M&T shares, representing a stake of approximately 22.5% in the enlarged M&T. AIB also received US$886 million in cash. The transaction completed on April 1, 2003 (See note 1 of the Notes to the Consolidated Financial Statements for further discussion).

With effect from April 1, 2003, AIB’s main operations in the US will be carried out through its 22.5% interest in M&T. M&T is headquartered in Buffalo, New York and including Allfirst, will have a total branch network of over 700 branches in six States and the District of Columbia. On a proforma basis as at December 31, 2002 the combined company would have approximately US$50 billion in total assets, making M&T one of the 20 largest bank holding companies in the USA.

On April 1, 2003 AIB announced its intention to sell its New York Retail Branch to M&T. The Retail Branch includes consumer and small business deposits and loans. AIB will continue to provide lending, treasury and advisory services to the Not-for-Profit and Corporate sectors from its own offices throughout the US.

Capital Markets division

AIB Capital Markets, with total assets of €25.0 billion at December 31, 2002, delivers its services through the following main business units: Corporate Banking, Global Treasury, Investment Banking and Asset Management.

Corporate Banking provides a fully integrated, relationship-based banking service to top-tier companies, both domestic and international, financial institutions and Irish commercial state companies. The Special Finance Unit within Corporate Banking is a dedicated unit focusing on developing and arranging acquisition and project finance principally in Ireland, the UK and Continental Europe, and has established Mezzanine Finance funds and CDO funds. While Corporate Banking operates primarily in Ireland, it also has teams based in the UK, the USA and Germany.

Global Treasury through its treasury operations manages, on a global basis, the liquidity and funding requirements and the interest and exchange rate exposure of the Group. In addition, it provides a wide range of treasury and risk management services to the corporate, commercial and retail customers of the Group and undertakes proprietary trading activities. International Banking activities include import and export financial services.

Investment Banking provides a comprehensive range of services in corporate finance through AIB Corporate Finance Limited. Goodbody Stockbrokers provides stockbroking services including research, portfolio management, and execution-only services from its Dublin base. Structured cross-border financing transactions and sophisticated back-office services are provided through AIB International Financial Services Limited. Custodial, trustee and fund administration services are provided through joint ventures with The Bank of New York. At December 31, 2002, the AIB/The Bank of New York joint venture, AIB/BNY Fund Management (Ireland) Ltd., had €84.8 billion of funds under administration. AIB/BNY Trust Company Limited had assets under custody of €82.1 billion.

Asset management is provided through AIB Investment Managers Limited in the Republic of Ireland, Govett Investment Management Limited in the United Kingdom and AIB Govett (Asia) Limited in Singapore. The companies manage assets principally for institutional and retail clients. The combined operations have €10.1 billion of funds under management.

AIB Capital Markets is headquartered at Dublin’s International Financial Services Centre. It also operates from a number of other Dublin locations, and operates AIB’s treasury operations in London, New York and Poznan, a branch in Frankfurt, and offices managed by AIB International Financial Services Limited in Budapest and in Zurich.

Poland division

Poland division, with total assets of €6.3 billion at December 31, 2002 comprises BZWBK in which AIB has a 70.5% shareholding, together with its subsidiaries and associates. AIB completed the merger of its Polish operations in 2001, forming BZWBK, Poland’s sixth largest bank.

BZWBK’s registered office is located in Wroclaw in south-western Poland. Key support functions are also located in corporate centers in Poznan and Warsaw. At December 31, 2002 BZWBK had total assets of PLN 25.0 billion, operated through 432 branches, 578 ATMs and employed over 9,500 staff. BZWBK offers comprehensive services to retail and corporate customers. These services include leasing, mortgages, asset management and investment fund products. The bank operates mainly in the more prosperous western part of Poland but also has a significant presence in major urban areas such as Warsaw, Kraków, Gdansk and Lodz. During 2002 the bank strengthened its position in the Warsaw market where it now has over 50 outlets.

Corporate Business Centers are being established providing direct and comprehensive relationship-based services to corporate and commercial clients, with credit exposures in excess of PLN 1 million. It is the aim of these Centers to provide a top quality customer service proposition, and at the same time ensure the highest standards of credit underwriting. It is expected that this relationship approach will provide real benefits both for the customer and the bank. Krakow Corporate Business Center was established in the fourth quarter of 2002 with Warsaw following in the first quarter of 2003. It is intended to establish further Centers in Poznan, Wroclaw and Gdansk during 2003. Additional Centers will follow in the larger urban areas during 2004.

Competition

There is strong competition among providers of banking services, based upon the quality and variety of products and services, customer relationship management, convenience of location, technological capability, and the level of interest rates charged to borrowers and paid to depositors.

AIB Group has committed itself to pursuing an integrated multi-channel strategy utilizing branches, telephone, internet and other direct channels in a complementary manner, based on customer choice.

Republic of Ireland AIB Group provides a diverse range of banking services in the Republic of Ireland. It is subject to competition across the spectrum of banking activity. The major domestic competitor is Bank of Ireland, which like AIB has its headquarters in Dublin. The other clearing bank competitors are Ulster Bank Ireland Limited (which is a subsidiary of the UK bank, Royal Bank of Scotland Group plc), Permanent TSB (previously Irish Permanent plc and TSB Bank), and National Irish Bank Limited (which is a subsidiary of National Australia Bank). There is, in addition, competition from building societies, mortgage specialists, credit unions, and some smaller financial institutions. The Irish Competition Authority has initiated a study of competition in the provision of banking services in the Republic of Ireland. It is likely that a report will be published by the Authority later this year.

AIB Group encounters competition in the investment and corporate banking areas from domestic and foreign banks, primarily mainland European and North American. In the life assurance market, Ark Life’s main competitors are Irish Life, Bank of Ireland Life and Hibernian. Greater European integration may result in increased competition from EU member state banks, although a number of continental banks have operated in Ireland for many years.

Northern Ireland/Britain AIB Bank GB & NI operates within a UK market of 385 authorised banking institutions. Competition, particularly in the business banking market, has intensified considerably during 2002. In Britain, AIB (GB) operates in a niche market, targeting the small and medium sized enterprise mid-market sector. The major competition comes from the four main clearers (Barclays, LIoyds, Royal Bank of Scotland and HSBC) who have specialised divisions targeting this niche market. Competition also arises from other smaller entities, such as HBOS and Abbey National as well as certain building societies. The competitive focus of banks in 2002 turned more to lower prices, core products, service delivery and development of a relationship approach. A number of stand-alone e-banking strategies were downsized. More recently, the larger clearing banks have integrated their internet developments into their existing distribution channels to complement their range of services. In Northern Ireland, there is competition from Ulster Bank, Northern Bank (which is a subsidiary of National Australia Bank), Bank of Ireland, and numerous building societies, while there is a strong credit union movement targeting the personal market.

There has been increasing Government-led intervention in the UK banking industry. The Cruickshank review was followed by the Competition Commission report on the supply of banking services to SMEs. This imposed price control measures on the four main clearing banks, requiring them either to pay interest on credit current accounts or to provide free money transmission services. Further pressure on banks came from the Commons Treasury Committee, which has criticised the complexity of banks pricing structures and the difficulties facing small businesses when switching accounts.

The regulatory burden on banks has intensified, with the Financial Services Authority taking a more prescriptive approach, including the imposition of sizeable fines on a number of high profile institutions towards the end of 2002.

United States. M&T competes in offering commercial and personal financial services with other banking institutions and with firms in a number of other industries, such as thrift institutions, credit unions, personal loan companies, sales finance companies, leasing companies, securities firms and insurance companies. Furthermore, diversified financial services companies are able to offer a combination of these services to their customers on a nationwide basis. M&T’s operations are significantly impacted by state and ferderal regulations applicable to the banking industry. Moreover, the provisions of the Gramm-Leach-Bliley Act may increase competition among diversified financial services providers, and the Interstate Banking Act and the Banking Law may further ease entry into New York State by out-of-state banking institutions. As a result, the number of financial services providers and banking institutions with which M&T competes may grow in the future. In addition, consummation of the Allfirst acquisition will result in a significant portion of M&T’s operations being located in the former Allfirst markets. Portions of these markets, particularly the metropolitan Baltimore and Washington, D.C. areas, are highly competitive and this could impact M&T’s performance in those portions of the markets.

Proposals may be introduced in the United States Congress and in the New York State Legislature and before various bank regulatory authorities which would alter the powers of, and restrictions on, different types of banking organizations and which would restructure part or all of the existing regulatory framework for banks, bank holding companies and other providers of financial services. Moreover, other bills may be introduced in Congress which would further regulate, deregulate or restructure the financial services industry. It is not possible to predict whether these or any other proposals will be enacted into law or, even if enacted, the effect which they may have on M&T’s business and earnings.

Poland AIB Group, through its investment in BZWBK, has an approximate 6% share of the Polish Financial Services market and important regional market concentration. BZWBK is competing with nationwide banks such as PKO BP, Pekao, ING Bank Slaski and Bank Przemyslowo Handlowy PBK. The extensive branch network supported by investment in e-banking and increasingly sophisticated product offering should enable the Bank to successfully protect its market share in the region.

BZWBK is implementing a new, integrated IT system which should enhance efficiency and the development of new business. The process of converting branches to the new IT system will be completed in April 2003. This, along with the on-going transfer of knowledge and expertise from AIB Group, should position the Bank to compete with the major players in the Polish market.

Strategy

Our priorities for 2003 include continuing to make improvements in productivity, maintaining our asset quality and relentlessly pursuing our core strategy. This strategy involves developing and delivering a distinctive customer proposition, wherever we operate. We have built our business plans consistently around this strategy. Our aim is to bring to our customers a combination of best products (using third party suppliers where appropriate to meet customer needs), best service (with dependability at its heart), best relationships (built by knowledgeable and engaging employees) and, finally, best delivery (with a wide range of channels available to our customers to access our services). We believe that this strategy will deliver superior and sustainable profit growth.

By mid-2003, we will have 1,200 staff in our Republic of Ireland and Northern Ireland branch networks devoting 80% of their time exclusively to customer relationship development. We want to excel in identifying and meeting the financial services needs of our customers. In creating value for them we will create value for AIB. We are also changing the way we deliver our banking services to our business customers in Ireland.

We have developed a very strong business banking brand in Great Britain. Since 1994, we have consistently been voted the UK’s best business bank. In 2003, we will continue our measured but sustained recruitment of experienced business bankers into our British business. Our target is to double our business development capability there over the next three years.

AIB Capital Markets principal goal is building customer relationships. In this regard, it continues to expand its customer and franchise based activities in Ireland, the US, the UK and continental Europe through its Corporate Banking, Corporate Treasury and fee based businesses.

AIB’s partnership with M&T is an ideal opportunity for us to reposition and strengthen our involvement in US regional banking. Following a comprehensive review of our strategic options we believe that we have found in M&T a partner with whom we share a common ethic. Together we can create a long-term sustainable growth proposition that is mutually beneficial and which will create compelling values for AIB shareholders.

In Poland, we are putting the finishing touches to the creation of a very efficient banking platform. The Polish economy is showing early signs of recovery from a particularly slow growth phase, during which our bank, Bank Zachodni WBK, outperformed its competitors in a number of key areas. We aim to continue to grow our Polish business at a pace which allows us to continue to manage risk better than our competitors, while meeting our medium term objective of increasing the return on equity.

The Irish economy

The following information contains statements concerning future economic conditions that involve risks and uncertainties and is based on views as of date of signing this report. Factors that may cause actual future economic conditions to differ materially from those contemplated by such forward-looking statements include, among other things, governmental, economic, fiscal, monetary or political events or policies.

As AIB Group activities in Ireland account for approximately 53% of total Group assets, the performance of the Irish economy is very important to the AIB Group. The small open nature of the economy and the international nature of the Group’s operations also expose the Group to changes in external economic trends, particularly in the United States, the United Kingdom and Poland. The Group is also exposed to changes in interest rates and to exchange rates, particularly against the US dollar, sterling and Polish zloty.

Economic growth in the Irish economy, as measured by changes in real GDP, averaged 9.1% per annum in the five years to 2001. This exceptionally strong performance reflected a combination of favourable supply and demand side domestic and international factors. On the domestic side, key factors were a highly educated and growing labour force, tax reform, and wage cost competitiveness achieved through a series of social partnership arrangements. On the external side, the Irish economy benefited from improved access to European and global markets, capital inflows from the European Union (“EU”) and inward foreign direct investment.

The rate of economic growth slowed to 5.7% in 2001, still the highest in the EU. This reflected weakening external demand for Irish exports and a fall in Irish fixed investment spending after several years of very buoyant growth. The rate of economic growth is estimated at around 6% in 2002.

Because of the significant role played by foreign owned multinationals in the Irish economy, the trend in profit repatriations can result in differences in the growth in real GDP and real GNP. The latter was smaller in absolute terms in 2001, by the equivalent of 15.4% of nominal GDP. Over the past five years, real GNP grew at an annual average rate of 8.2%. However, in 2002, whereas real GDP grew by about 6%, the growth in real GNP was lower at 2%, due to a significant growth in profit outflows in the first nine months of the year.

Prospects for the United Kingdom, Ireland’s main trading partner are seen as more favourable than for many other major economies in 2003. Growth prospects for the United States are forecast to pick up in the second half of 2003. This should contribute to an improvement in the global environment, assisting the process of internal adjustment in the euro area and in the EU-applicant countries such as Poland. The Irish economy is forecast to grow by about 3.5% in terms of changes in real GDP in 2003. The growth in real GNP is forecast at 3.3%.

Ireland is a member of the eurozone, where euro notes and coin were introduced successfully on January 1, 2002. The European

Central Bank (“ECB”), which regulates monetary policy for the euro area as a whole, cut the official refinancing rate by 0.25 percentage points to 2.50% in March 2003. There may be further cuts in official rates in 2003. In terms of the level of the euro versus the US dollar and sterling, these remain at competitive levels from an Irish point of view. Irish external trade with the United States and the United Kingdom accounts approximately for a combined 42% of total merchandise exports and 52% of merchandise imports.

The annual rate of inflation stood at 4.9% in March 2003. The average rate of inflation in 2001, as measured by the official Consumer Price Index (“CPI”), was 4.9%, down from 5.6% in 2000. The average rate fell to 4.6% in 2002. Irish inflation has been affected by higher indirect taxes, the past weaknesses of the euro and higher services sector inflation. Despite the introduction of additional indirect taxes in the Budget for 2003, the annual average rate of inflation in 2003 is forecast at 4.3%. As the Irish economy accounts for about 1% of eurozone GDP, the annual rate of inflation in Ireland has only a marginal impact on monetary developments in the area.

Notwithstanding the slowdown in the rate of economic growth, Irish budgetary policy remains well within the terms of the EU’s Stability and Growth Pact, which sets an upper limit of 3% on general government deficits as a percentage of GDP. Ireland had a general government deficit of 0.1% of GDP in 2002 and is officially projected to run a deficit of 0.7% of GDP in 2003. The projected deficit comes against a background of the sharp slowdown in the rate of Irish real GDP growth from 10.0% in 2000 to a forecast 3.5% in 2003.

Ireland’s general government debt/GDP ratio is forecast at 34% in 2003. The debt ratio has fallen steadily from 95.6% in 1991. The maintenance of budgetary stability is helped by the strength of the labour market. The unemployment rate fell to a low of 3.7% in the second quarter of 2001. There was a rise to 4.5% in the fourth quarter of 2002, the latest available data. However, this was due to a stronger rise in the growth in the labour force. The rate of unemployment averaged 4.4% in 2002 and is forecast to rise to 5.1% in 2003.

Ireland’s medium term prospects remain favourable, though conditional on the maintenance of overall competitiveness and continued fiscal stability. The government and the social partners are committed to the continuation of these policies. The medium term outlook is pointing to annual growth in real GDP of 4.5-5% on average and a return to an inflation rate of below 3%.

Supervision and regulation

Ireland. The regulation and supervision of banks in Ireland is a function of the Central Bank of Ireland (“the Central Bank”) which was established by the Central Bank Act, 1942 and derives its power from the Central Bank Acts, 1942 to 1998, the European Communities (Licensing and Supervision of Credit Institutions) Regulations, 1992 (“the 1992 Regulations”) and the European Communities (Consolidated Supervision of Credit Institutions) Regulations, 1992 (collectively “the Acts”). The carrying on of banking business in Ireland is restricted to holders of licenses granted under the Acts.

On May 1, 2003 changes in financial services regulation in Ireland came into force. The Central Bank has been renamed the “Central Bank and Financial Services Authority of Ireland”. The Central Bank now includes, as a constituent part of it, a new authority responsible for prudential regulation of both the banking and insurance sectors and for consumer protection in financial services. This new authority is the “Irish Financial Services Regulatory Authority” (“IFSRA”). The Central Bank and Financial Services Authority of Ireland Act 2003 provides in law for the changes. The functions conferred on the Central Bank and set out below are now to be performed by IFSRA.

On July 29, 2002 the Minister for Finance published a Consultative Paper and proposals in the form of draft Heads of Legislation for a Central Bank and Financial Services Authority of Ireland (No. 2) Bill containing proposals for legislation dealing with the establishment of a statutory Financial Services Ombudsman, the establishment of Consumer and Industry Consultative Panels to advise IFSRA, the corporate governance and auditing of financial institutions, the authorization of bank mergers and acquisitions, the provision of information by IFSRA to other enforcement authorities and amendments to insurance legislation. It is anticipated that a Bill will be introduced into the Houses of the Oireachtas (Parliament) in 2003.

The 1992 Regulations, which gave effect in Irish Law to the provisions of the EC Second Council Directive 89/646 of December 15, 1989 on the coordination of laws, regulations and administrative provisions relating to the taking up and pursuit of the business of credit institutions (“the Second Banking Directive”), exempt credit institutions authorized to carry on such business in another member state of the European Union from the requirement to hold a license in order to establish a branch in Ireland or, without establishing such a branch, to provide services in Ireland covered by such authorization.

The Central Bank may, in its discretion, grant or refuse a license under the Acts and may attach conditions to any licenses granted. Allied Irish Banks, p.l.c., AIB Capital Markets plc and AIB Finance Limited are the holders of licenses and no such conditions are attached to those licenses. The Central Bank may, after consultation with the Minister for Finance, revoke a license under certain circumstances specified in the Acts.

The Central Bank has statutory power to carry out inspections of the books and records of license holders. Pursuant to this power, the Central Bank carries out regular review meetings and periodically sends its inspectors into the Head Offices of licensed banks. The Central Bank is also empowered by law to obtain information from license holders about their business.

The Central Bank is further empowered to prescribe ratios to be maintained between the assets and liabilities of licensed banks, to specify requirements as to the composition of the assets and liabilities of licensed banks and to make regulations for the prudent and orderly conduct of the banking business of such banks. The requirements and standards which the Central Bank uses to guide it in the assessment of application for licenses and in the supervision of the business carried on by credit institutions have been set out by it in its “Licensing and Supervision Requirements and Standards for Credit Institutions”. These standards and criteria are applied in a flexible manner but in accordance with the principles of administrative law. Three important areas of these criteria relate to capital requirements, liquidity requirements and large exposures. In the area of capital adequacy, Ireland is bound by the terms of EC Council Directive 89/299 of April 17, 1989 on the own funds of credit institutions and EC Council Directive 89/647 of December 18, 1989 on a solvency ratio for credit institutions. In addition, EC Council Directive 93/6 of March 15,

1993 on the capital adequacy of investment and credit institutions has also been implemented by the Central Bank with effect from January 1, 1996. This requires (inter alia) credit institutions to provide capital on a defined basis, in respect of market risk. In the area of the monitoring and control of large exposures, Ireland is bound by the terms of EC Council Directive 92/121 of December 21, 1992 on the monitoring and control of large exposures of credit institutions. These directives have been implemented by the Central Bank. The second banking directive, Directives 89/299, 89/647 and 93/6 (and various amending directives) were, for reasons of clarity and rationality, codified and combined into a single text by Directive 2000/12/EC of March 20, 2000 relating to the taking up and pursuit of the business of credit institutions.

The Central Bank has issued a Code of Conduct for the Investment Business Services of Credit Institutions, a Code of Practice for Credit Institutions (containing standards of good banking practice which are to be followed by all credit institutions) and Advertising Requirements applicable to credit institutions.

Under the Consumer Credit Act, 1995, as amended, an obligation is imposed upon licensed banks (and other credit institutions) to notify every proposal to impose new charges or to increase existing ones to the Central Bank which is given power to direct that a charge shall not be imposed or changed without its prior approval.

Under the European Communities (Deposit Guarantee Schemes) Regulations, 1995 and 1999 the Central Bank maintains a Deposit Protection Account out of which the High Court may, on the application of the liquidator of a credit institution authorized or formerly authorized by the Central Bank which is unable to pay its debts and is being wound up, make payments by way of compensation to depositors covered under the Regulations for up to 90% of any amount of eligible unavailable deposits subject to a maximum amount payable equivalent to €20,000. For the purposes of the Deposit Protection Account each credit institution is obliged to maintain on deposit with the Central Bank an amount of 0.2% of total deposits issued or held at offices of the credit institution in member states of the European Union.

All credit institutions are obliged to take the necessary measures to effectively counteract money laundering in accordance with the Criminal Justice Act, 1994 (as amended) and the Guidance Notes for Credit Institutions which were issued with the approval of the Money Laundering Steering Committee. This committee was set up under the aegis of the Department of Finance and included representatives from other government departments, the Central Bank, the Garda Siochana (Police) and representative bodies from the financial sector. The Criminal Justice Act, 1994 (as amended) and the Guidance Notes referred to above provide for measures to counteract money laundering and implement the provisions of EC Council Directive 91/308 of June 10, 1991 on prevention of the use of the financial system for the purpose of money laundering and to implement the Forty Recommendations of the Financial Action Task Force of the OECD.

The Acts require the approval of the Central Bank for the acquisition of over 10% of the total shares or voting rights in a licensed bank. Additionally, under the 1992 Regulations, any person who proposes to acquire, directly or indirectly, a “qualifying holding” in a credit institution (which includes AIB) must notify the Central Bank in advance of the proposed acquisition and must supply such details of the proposal as the Central Bank may specify. A “qualifying holding” for these purposes means: (i) a holding by a person, either on his own or in concert with another person, of 10% or more of the shares (which include certain interests therein) or in the voting rights attached to the shares in the credit institution; or (ii) a shareholding or interest held by a person in a credit institution which either confers a right to appoint or remove one or more members of the board of directors or of the committee of management of the credit institution, or otherwise allows that person to exercise a significant influence over the direction or management of the credit institution. Such a person must also notify the Central Bank of every proposal to increase his direct or indirect qualifying holding so that the holding would reach or exceed 20%, 33% or 50% of the shares, or of the voting rights attaching to the shares in the credit institution or, in the case of a person that is a corporate entity, if the person proposes to acquire any shares or interest in the credit institution which would make that institution its subsidiary for the purpose of the 1992 Regulations.

Under the 1992 Regulations, a person must not acquire a qualifying holding or increase the size of their qualifying holding as set out above until the earlier of three months elapsing from the date of notification to the Central Bank or receipt of notification from the Central Bank that it will not object to the proposed acquisition or increase.

Apart from the above provisions of the Acts, the Licensing and Supervision Requirements and Standards for Credit Institutions provide that a credit institution should not acquire, directly or indirectly, more than 10% of the shares or other interests in another company without the prior written approval of the Central Bank and that a credit institution must notify the Central Bank of its divestment of the whole or part of such holdings.

AIB’s subsidiary company, Ark Life Assurance Company Limited, was regulated by the Department of Enterprise and Employment under the provisions of the Insurance Acts and Regulations. The Central Bank and Financial Services Authority of Ireland Act, 2003 confers the function of the regulation of insurance companies on the Central Bank with effect from May 1, 2003.

AIB’s subsidiary company, Goodbody Stockbrokers, is regulated by the Central Bank and by the Irish Stock Exchange under the Stock Exchange Act, 1995. Subsidiaries of AIB (which are not themselves credit institutions) which provide investment business services or investment advice (as those terms are defined), are subject to regulation, and require authorization, under the Investment Intermediaries Acts, 1995 to 2000 which, interalia, implement in Irish law the provisions of EC Council Directive 93/22 of May 10, 1993 on investment services in the security field (“the Investment Services Directive”). AIB’s operations in overseas locations are subject to the regulations and reporting requirements of the regulatory and supervisory authorities in those locations.

United States. AIB’s New York branch is licensed by the State of New York and is subject to the examination by the New York State Banking Department. Furthermore, the branch is subject to the reserve requirements established by the Board of Governors of the Federal Reserve System (the “Board”) pursuant to the International Banking Act of 1978 (the “IBA”) and is subject to examination by the Board. In addition, AIB’s New York Branch is subject to regulation by the Federal Deposit Insurance

Corporation (the “FDIC”). The IBA also imposes limitations on the types of business that may be conducted by AIB in the United States and on the location and expansion of banking operations in the US. Because of its 22.5% shareholding in the enlarged M&T, AIB is also subject to the provisions of the Bank Holding Company Act of 1956, as amended (together with regulations thereunder, the “BHCA”) as implemented by the Board.

A fundamental principle underlying the Board’s supervision and regulation of bank holding companies is that a bank holding company should act as a source of financial strength to, and commit resources to support, each of its subsidiary banks. Subsidiary banks are in turn to be operated in a manner that protects the overall soundness of the institution and the safety of deposits. While M&T Bank Corporation is the first tier holding company in the enlarged M&T, AIB also has assumed responsibility for acting as a source of financial strength and support with respect to the enlarged M&T and other subsidiaries.

The business and activities of the enlarged M&T are subject to regulation by state and federal bank regulatory agencies, including the New York State Banking Department, the FDIC and the Board. Disclosure requirements in connection with personal and mortgage loans, limitations on payment of interest on deposits, and reserve requirements are examples of the types of regulation which may be imposed. The banking subsidiaries within the enlarged M&T are also subject to federal, state and local laws which set forth specific restrictions and procedural requirements with respect to such matters as lending practices, disclosure of credit terms, and discrimination in credit transactions. Furthermore, there are regulatory limitations on the amount of dividends the banking subsidiaries of the enlarged M&T may pay without prior regulatory approval. The banking regulators may prohibit the payment of any dividend which would constitute an “unsafe or unsound practice”.

The Gramm-Leach-Bliley Act (the “GLBA”), signed into law on November 12, 1999, provided for sweeping financial modernization for commercial banks, savings associations, securities firms, insurance companies, and other financial institutions operating in the United States. Among other things, the GLBA permits qualifying financial institutions that elect financial holding company (“FHC”) status to engage in expanded securities and insurance underwriting and sales activities. AIB has not elected FHC status and does not currently intend to engage in expanded activities pursuant to the GLBA. Similarly, M&T Bank Corporation has not elected FHC status. The GLBA also places limitations on the sharing of consumer financial information with unaffiliated third parties. Specifically, the GLBA requires all financial institutions offering financial products or services to retail customers to provide such customers with the financial institution’s privacy policy and provide such customers the opportunity to “opt out” of the sharing of personal financial information with unaffiliated third parties.

On October 26, 2001, in response to the events of September 11, the President of the United States signed into law the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “USA Patriot Act”). The USA Patriot Act significantly expands the responsibilities of financial institutions in preventing the use of the US financial system to fund terrorist activities. Title III of the USA Patriot Act (officially, the “International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001”) is the anti-money laundering portion of the USA Patriot Act. Title III provides for a sweeping overhaul of the US anti-money laundering regime. Among other provisions, it requires financial institutions operating in the United States to (i) give special attention to correspondent and payable-through bank accounts, (ii) implement enhanced reporting, due diligence and “know your customer” standards for private banking and correspondent banking relationships, (iii) scrutinize the beneficial ownership and activity of certain non-US and private banking customers and (iv) develop new anti-money laundering programs, due diligence policies and controls to ensure the detection and reporting of money laundering. The USA Patriot Act requires all US financial institutions to develop anti-money laundering programs. Such required compliance programs are intended to supplement any existing compliance programs for purposes of requirements under the Bank Secrecy Act and the Office of Foreign Assets Control Regulations.

On July 30, 2002, the President of the United States signed into law the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”). The Sarbanes-Oxley Act imposes significant new requirements on AIB and other non-US banks required to file reports with the SEC. These include requirements with respect to the composition of AIB’s audit committee, the supervision of AIB’s auditors (and the services that may be provided by such auditors), the ability of AIB to make “personal” loans to its directors and executive officers, and the need for personal certification by the chief executive officer and chief (principal) financial officer of annual reports on Form 20-F, as well as the financial statements included in such reports and related matters.

Management does not believe that any of the requirements described above have had or are likely to have a material adverse effect on AIB’s results of operations or financial condition.

United Kingdom. AIB Group (UK) p.l.c. is a company incorporated in Northern Ireland and is authorized under the Financial Services and Market Act 2000 to carry on regulated activities within the United Kingdom. It carries on business in Great Britain under the service mark “Allied Irish Bank (GB)” and in Northern Ireland “First Trust Bank”.

AIB Group (UK) p.l.c. has the statutory power to issue bank notes as local currency. In this connection it is subject to the provisions of the Bank Charter Act 1844, the Bankers (Northern Ireland) Acts 1845 and 1928, the Allied Irish Banks Act (Northern Ireland) 1971, the Allied Irish Banks Act 1981 and the Allied Irish Banks Act 1993.

The UK government has implemented a major overhaul of the UK financial regulatory system aimed at creating a new single statutory regulator, the Financial Services Authority (“FSA”), for the full range of financial businesses, including deposit-taking business, securities and other investment business and insurance business.

As part of the first stage of this programme, the Bank of England Act 1998 (“the 1998 Act”) came into force on June 1, 1998. Under the 1998 Act, responsibility for banking supervision in the United Kingdom was transferred from the Bank of England to the FSA. The Bank of England retained its monetary policy role and responsibility for the overall stability of the financial system. The primary objective of the FSA (in its role as a bank supervisor) is to fulfil the responsibilities relating to the safety and soundness of banks placed on it by the 1987 Act with the aim of strengthening, but not ensuring, the protection of depositors.

The Financial Services and Markets Act 2000 (“FSMA”) is largely a consolidation of existing law and self regulatory requirements in order to provide a single legal framework for the FSA in the three sectors of the financial services industry (insurance, investment business and banking).

The basic method of supervision employed by the FSA involves the regular reporting of statistical information in a set of returns giving both balance sheet and consolidated statement of income data, material on the maturity structure of assets and liabilities, sectoral analysis of business and details of concentration of risk in assets and deposits. Regular review meetings are held by the FSA with AIB Group (UK) p.l.c. management to discuss issues such as performance, risk management and strategy. Under the risk-based approach adopted by the FSA—“ARROW”—the starting point for the FSA’s supervision of all banks is based on a systematic analysis of the risk profile of each bank. The FSA also promulgates requirements that it expects banks (and groups containing banks which are subject to consolidated supervision) to meet on matters such as capital adequacy, limits on large exposures to individual entities and groups of closely connected entities, and liquidity.

Allied Irish Banks, p.l.c., having established a place of business in England in connection with its corporate and treasury operations in Great Britain, is subject to the provisions of the United Kingdom Companies Acts which affect overseas companies. AIB Group (UK) p.l.c., as a company incorporated in Northern Ireland, is subject to the provisions of the Companies Order (Northern Ireland) 1986.

Allied Irish Banks, p.l.c., as a credit institution incorporated and having its principal places of business in Ireland, a member state of the European Union, being authorized to act as a credit institution in Ireland by the Central Bank and having established a branch in the United Kingdom, is a “Treaty firm” within the meaning of Schedule 4 of the FSMA which implements the provisions of the Directive 2000/12/EC (“the Directive”) in the United Kingdom. As such, it is entitled to carry on in the United Kingdom any of the listed activities in the Directive which it is authorized or permitted to carry on in Ireland.

Powers of the FSA in relation to Treaty firms are limited as, under the Directive, the Central Bank, as the competent authority in Ireland, has primary responsibility for the supervision of credit institutions incorporated in Ireland. The FSA, however, has a specific responsibility to co-operate with the Central Bank in ensuring that branches of Treaty firms from Ireland maintain adequate liquidity in the United Kingdom. The FSA also has the responsibility to collaborate with the Central Bank in ensuring that Irish credit institutions, carrying on activities listed in the Directive in the United Kingdom, take sufficient steps to cover risks arising from their open positions on financial markets in the United Kingdom.

Under the Directive, the FSA is empowered in specified circumstances to impose a prohibition on, or to restrict the listed activities of, a Treaty firm. Consistent with the allocation of supervisory responsibilities in the Directive, the FSA would usually only exercise its powers after consulting the Central Bank, and indeed, in certain circumstances, the Directive explicitly requires such consultation. The FSA has a memorandum of understanding with the Central Bank which, inter alia, expresses the willingness of the respective authorities to exchange information in order to facilitate the effectiveness of the supervision of credit institutions in the European Union. It also provides for the exchange of information in crisis situations and in cases where the authorities become aware of contraventions of the law by institutions covered by the Directive operating in their territory.

Poland. Bank Zachodni WBK, with its seat in Wroclaw, is established under Polish Law as a joint stock company authorised to carry out banking business in Poland. It is subject to supervision by the Banking Supervision Commission and regulation by the Banking Supervision Commission and the National Bank of Poland.

The National Bank of Poland (“NBP”) is the central bank of Poland. The Banking Supervision Commission (“BSC”) is an authority placed inside the NBP structures and composed of representatives of the NBP, Polish Government, Securities and Exchange Commission, Banking Guarantee Fund and the President. Both the NBP and the BSC are regulated by the Act on the National Bank of Poland of 1997 as amended (“NBP Act”).

The Banking Act of 1997 (“Banking Act”) provides a framework for the operation of the Polish banking system. The NBP does not engage in commercial banking, but performs regulatory functions in relation to the banks operating in Poland. The Monetary Policy Council (an internal body of the NBP) is responsible for the monetary, credit and exchange rate policy of Poland. Banking business in Poland is restricted to holders of banking licences.

Pursuant to the Banking Act and the NBP Act the BSC has established a regulatory framework in order to supervise the activities of banks in Poland. These powers are exercised by the BSC supported by the General Inspectorate of Banking Supervisory within the NBP. In particular, the BSC is charged with issuing banking licenses and overseeing bankruptcy and liquidation proceedings in the banking sector.

The Banking Act and the NBP Act have established various prudential standards including limits on banks’ commitments to individual customers, limits on lending concentrations, classification of the quality of bank assets, limits on foreign exchange positions, constraints on equity investments, monthly reporting of liquidity levels and capital adequacy ratios. These standards are generally in line with international standards.

The Law on the Banking Guarantee Fund of 1994 as amended, created a fund to provide deposit insurance to all banks. The Law stipulates that all banks contribute up to 0.4% of the value of their risk-adjusted assets and guarantees (plus 0.2% of the value of their risk-adjusted off-balance sheet liabilities, excluding contingent credit commitments with a risk weighting of zero) to the Banking Guarantee Fund. The scheme provides for full coverage for each depositor up to the PLN equivalent of €1,000 with the surplus being guaranteed at the rate of 90% up to the PLN equivalent of €22,500.

Description of property

At December 31, 2002 AIB Group operated from over 1,100 branches and outlets worldwide, principally in Ireland, Northern Ireland, Britain, the United States of America and Poland. A majority of the branches and offices are owned outright, with the remainder being held under commercial leases.

AIB Group owns its headquarters building at Bankcentre, Ballsbridge, Dublin 4, a campus style complex of interlinked buildings on a site of approximately 14 acres completed in 1979. It contains approximately 350,000 square feet of space (gross) and houses most of AIB Group’s support functions.

In addition, from April 30, 2003 AIB Group leases the AIB International Centre in Dublin’s International Financial Services Centre containing approximately 120,000 square feet of space (gross). This building, which was previously owned by the Group, is held under a 25 year lease with a break clause in 2013 and is occupied by the Capital Markets division, accommodating their global treasury management and other activities.

In Britain, AIB Group is the major tenant of Bankcentre—Britain, located at Belmont Road, Uxbridge, West London, occupying approximately 63% of the 74,000 square feet of office space. The building, held under a 25 year lease from completion of construction in 1988, serves as headquarters for AIB Group operations in Britain.

In Northern Ireland, AIB Group owns the First Trust Centre, a building containing 90,000 square feet of office space and located at 92 Ann Street, Belfast. This, together with a building at 4 Queens Square, Belfast comprising 32,000 square feet serves as headquarters for AIB Group operations in Northern Ireland.

In Poland, BZWBK has a long-leasehold interest in its head office buildings at Plac Andersa 5 in Poznán, occupying 113,572 square feet. It also owns its head office buildings in Wroclaw at 10/11 Rynek, occupying 54,338 square feet and Strzegomska, occupying 54,456 square feet. The Warsaw head office which is located at Marszalkowska 142 has been leased for 10 years. The lease agreement was signed in October 2001.

Organizational structure

During 2002, the business of AIB Group was conducted through five major operating divisions and its principal subsidiaries as described below:

Divisions

AIB BANK ROI DIVISION

Allied Irish Banks, p.l.c.

General retail and commercial banking through some 300 branches and outlets in the Republic of Ireland.

AIB Finance Ltd.

Asset financing company providing installment/variable and fixed rate loans and deposit products in Ireland.

AIB Leasing Ltd.

Asset financing company providing leasing products in Ireland.

Ark Life Assurance Company Ltd.

The company’s principal activity is the writing of investment, life assurance and pensions business in Ireland. These services are delivered primarily through the AIB branch network.

AIB Insurance Services Ltd.

Provision of general insurance services. Acts as an insurance intermediary.

AIB Bank (CI) Ltd.

Jersey (Channel Islands) based company providing a full range of offshore banking services including lending and internet banking facilities and also offering offshore trust and corporate services through associated companies.

AIB Bank (Isle of Man) Ltd.

Isle of Man based company providing a full range of offshore banking services including lending and internet banking facilities and also offering offshore trust and corporate services through associated companies.

AIB BANK GB & NI DIVISION

AIB Group (UK) p.l.c.

39 branches and outlets in Britain, trading as Allied Irish Bank (GB), focused primarily on small and medium sized enterprises.

62 branches and outlets in Northern Ireland, trading as First Trust Bank, focused on general retail and commercial banking and also asset finance and leasing.

USA DIVISION

Allfirst Financial Inc.(1)

Bank holding company.

Allfirst Bank

General commercial and retail banking, through 258 full service offices in Maryland, Pennsylvania, Northern Virginia and the District of Columbia, as well as treasury and trust services.

Allfirst Financial Center, N.A.

Cash management services.

Allfirst Leasing Corporation

Equipment finance company.

Allfirst Mortgage Corporation

Commercial mortgage banking.

Allied Investment Advisors, Inc.

Provision of investment advisory and asset management services.

Allied Irish Banks, p.l.c.(1)

Provision of corporate and retail services through its New York branch. Manages AIB’s Cayman Islands branch and offices in Philadelphia, Los Angeles, Chicago, San Francisco and Atlanta.

POLAND DIVISION

Bank Zachodni WBK S.A.

A commercial and retail bank which operates through 432 branches and outlets, primarily in western Poland.

CAPITAL MARKETS DIVISION

Allied Irish Banks, p.l.c.

Management of liquidity and funding needs; interest and exchange rate exposures; financial market trading activities; provision of lending; trade and commercial treasury services and custodial and trustee services.

AIB Capital Markets plc

Corporate and Treasury banking activities including corporate advisory services, provision of venture capital and corporate finance.

AIB Corporate Finance Ltd.

Provision of advice to companies wishing to raise capital through public or private offerings and placements.

Allied Irish Capital Management Ltd.

Acts as a commodity trading advisor and provides alternative investment management services, specializing in financial futures and interbank foreign exchange.

Goodbody Holdings Ltd.

Provision of a broad range of stockbroking services, through its subsidiary, Goodbody Stockbrokers.

AIB International Financial Services Ltd.

Provider of sophisticated, outsourced financial services and financial engineering solutions for international banks and corporations.

AIB Asset Management Holdings Ltd.

Asset management and funds management for institutional and retail clients principally through offices in Dublin, London, Singapore and Jersey.

The above subsidiary undertakings are wholly-owned with the exception of AIB Asset Management Holdings Limited (85.86%), Allied Irish Capital Management Limited (91.25%) and Bank Zachodni WBK S.A. (70.5%). The registered office of each is located in the principal country of operations.

(1)	As set out in Note 1 of the Notes to the Consolidated Financial Statements, AIB announced on September 26, 2002 that it was entering into a strategic relationship with M&T Bank Corporation (“M&T”) whereby AIB’s US subsidiary, Allfirst, would be acquired by M&T. This transaction completed on April 1, 2003. As part of this transaction, AIB also announced its intention to sell its New York Retail branch to M&T.

Item 5. Operating and Financial Review and Prospects

CRITICAL ACCOUNTING POLICIES

AIB’s financial statements are prepared under the historical cost convention as modified by the revaluation of certain financial instruments held for dealing purposes, assets held in the long-term assurance business and certain properties. The accounts comply with Irish statute and with Irish Generally Accepted Accounting Principles (“Irish GAAP”) as well as general practices followed by the financial services industry in Ireland and the UK, except as described in Note 53 of the Notes to the Consolidated Financial Statements. In the preparation of its financial statements the Group adopts the accounting policies and estimation techniques that the Directors believe are most appropriate in the circumstances for the purpose of giving a true and fair view of the Group’s state of affairs, income and cashflows. However, different policies, estimation techniques and assumptions in critical areas could lead to materially different results. Differences between Irish GAAP and US GAAP are set out in Note 50 of the Notes to the Consolidated Financial Statements.

The following are estimates which are considered to be the most complex and involve significant amounts of management valuation judgements, often in areas which are inherently uncertain.

Loan losses

The estimation of potential loan losses is inherently uncertain and depends upon many factors, including loan loss trends, portfolio grade profiles, local and international economic climates, conditions in various industries to which AIB Group is exposed and other external factors such as legal and regulatory requirements. For example, should the expectation of loss within a portfolio increase, then this may result in an increase to the required general loan loss provision level.

A specific provision is made against problem loans when, in the judgement of management, the estimated repayment realizable from the obligor, including the value of any security available, is likely to fall short of the amount of principal and interest outstanding on the obligor’s loan or overdraft account. The amount of the specific provision made in AIB Group’s consolidated financial statements is intended to cover the difference between the balance outstanding on problem loans and estimated recoveries. The management process for the identification of loans requiring provision is underpinned by independent tiers of review.

Credit quality and loan loss provisioning are independently monitored by head office personnel on a regular basis. A groupwide system for grading advances according to agreed credit criteria exists with an important objective being the timely identification of vulnerable loans so that remedial action can be taken at the earliest opportunity. Grading is fundamental to the determination of provisioning in AIB Group; it triggers the process which results in the creation of a specific provision on individual loans where there is doubt on recoverability.

General provisions are also maintained to cover loans, which are impaired at balance sheet date and, while not specifically identified, are known from experience to be present in any portfolio of loans.

General provisions are maintained at levels that are deemed appropriate by management having considered: credit grading profiles and grading movements, historic loan loss rates, changes in credit management, procedures, processes and policies, levels of credit management skills, local and international economic climates, portfolio sector profiles/industry conditions and current estimates of expected loss in the portfolio.

Estimates of expected loss are driven by the following key factors;

•	Probability of default i.e. the likelihood of a customer defaulting on its obligations over the next 12 months,

•	Loss given default i.e. the fraction of the exposure amount that will be lost in the event of default, and

•	Exposure at default i.e. exposure is calculated by adding the expected drawn balance plus a percentage of the unused limits.

Our grading systems have been internally developed and are continually being enhanced, e.g. externally benchmarked, to help underpin the aforementioned factors which determine the estimates of expected loss. Estimated expected loss is only one element in assessing the adequacy of our allowances.

All AIB divisions assess and approve their provisions and provision adequacy on a quarterly basis. These provisions are in turn reviewed and approved by the AIB Group Credit Committee on a quarterly basis with ultimate Group levels being approved by the Group Audit Committee and the Group Board of Directors.

Fair value of financial instruments

Some of the Bank’s financial instruments are carried at fair value, including derivatives and debt securities held for trading purposes. Financial instruments entered into as trading transactions, together with any associated hedging thereof, are measured at fair value and the resultant profits and losses are included in dealing profits.

Financial instruments are either priced with reference to a quoted market price for that instrument or by using a valuation model. Where the fair value is calculated using financial-markets pricing models, the methodology is to calculate the expected cash flows under the terms of each specific contract and then discount these values back to a present value. These models use as their basis independently sourced market parameters including, for example, interest rate yield curves, equities and commodities prices, option volatilities and currency rates. Most market parameters are either directly observable or are implied from instrument prices. However, where no observable price is available then instrument fair value will include a provision for the uncertainty in the market parameter based on sale price or subsequent traded levels. The calculation of fair value for any financial instrument may require adjustment of quoted price or model value to reflect the cost of credit risk (where not embedded in underlying models or prices used), hedging costs not captured in pricing models and adjustments to reflect the cost of exiting illiquid or other significant positions. This would also include an estimation of the likely occurence of future events which could affect the cashflows of the financial instrument. The valuation model used for a particular instrument, the quality and liquidity of market data used for pricing, other fair value adjustments not specifically captured by the model and market data are all subject to internal review and approval procedures and consistent application between accounting periods.

Goodwill

In accordance with Financial Reporting Standard 10 “Goodwill and Intangible Assets”, purchased goodwill arising on acquisition of subsidiary and associated undertakings, occurring after January 1, 1998, is capitalized as an asset on the balance sheet and amortized to the statement of income over its estimated useful economic life. The useful economic life of goodwill is determined at the time of acquisition, taking into consideration factors such as the nature of the business acquired, the market in which it operates and its position in that market. In all cases goodwill is subject to a maximum life of 20 years and is subject to review in accordance with Financial Reporting Standard 11 “Impairment of Fixed Assets and Goodwill”.

Determining the period over which to amortize goodwill involves judgement. The profile of the amortization of goodwill would be different if a useful economic life longer or shorter than the existing AIB policy of a maximum of 20 years was used.

Retirement benefits

The Group provides a number of defined benefit and defined contribution retirement benefit plans in various geographic locations, the majority of which are funded. In relation to the defined benefit plans, a full actuarial valuation is undertaken every three years and is updated to reflect current conditions in the intervening periods. Plan assets are valued at market value. Plan liabilities are measured on an actuarial basis, using the projected unit method and discounted at the current rate of return on a high quality corporate bond of equivalent term and currency to the liability. Actuarial gains and losses are recognized immediately in the statement of total recognized gains and losses.

In calculating the plan liabilities and the charge to the income statement the directors have chosen a number of assumptions within an acceptable range. The impact on the consolidated statement of income and the consolidated balance sheet could be materially different if a different set of assumptions were used.

European economic and monetary union (EMU)

The introduction of the euro has resulted in a common interest rate structure, European Inter-Bank Offered Rate (“EURIBOR”), prevailing throughout the eurozone. This new interest rate structure has resulted in a lower interest rate environment. The lower interest rate environment, while boosting economic growth, consumer demand and business confidence particularly in Ireland, negatively impacts net interest margins. In addition, the introduction of the euro impacted income in 2002 through reduced foreign exchange commissions and the introduction of new pricing structures for customers using ATM facilities while abroad.

The estimated direct cost of the Group’s preparation for EMU and the introduction of the euro amounted to €45 million at December 31, 2002, €3 million of which was incurred during 2002. These costs largely relate to systems developments, customer communications and education programs.

Operating results

The following discussion should be read in conjunction with the consolidated Financial Statements of AIB Group included elsewhere in this Report. These financial statements were prepared in accordance with Irish GAAP except as described in Note 53 in respect of the treatment of the losses arising from the Fraudulent Activities. Irish GAAP differs in certain significant respects from US GAAP. Reconciliations of certain items in these financial statements to US GAAP are set forth in Note 50 to AIB’s Consolidated Financial Statements. The principal accounting policies adopted by AIB Group are set forth on pages 78 to 82 of AIB’s Consolidated Financial Statements.

Implementation of UITF Abstract 33 – Obligations in Capital Instruments

The Group has implemented UITF 33 in the accounts for the year ended December 31, 2002 and comparative periods have been restated. Implementation of the UITF resulted in the € 500 million Reserve Capital Instruments (“RCIs”) being treated as subordinated liabilities rather than stockholders’ funds. The related interest cost (2002: €38 million; 2001: €35 million) is now included within interest expense whereas previously the amount was included in “Dividends on non-equity shares”. This change in accounting treatment reduces income before taxes with no impact on earnings per share.

Acquisition of strategic stake in M&T Bank Corporation. Disposal of Allfirst Financial Inc.

On September 26, 2002 AIB announced that it was entering into a strategic relationship with M&T Bank Corporation “M&T” whereby AIB’s US subsidiary, Allfirst, would be acquired by M&T. As a result of the transaction, which closed on April 1, 2003, AIB acquired a strategic shareholding of 26.7 million M&T shares, representing a stake of approximately 22.5% in the enlarged M&T, together with US$ 886 million in cash.

The transaction has no impact on the accounts of AIB for 2002. The transaction will be accounted for in accordance with the Urgent Issue Task Force Abstract No. 31 “Exchanges of businesses or other non-monetary assets for an interest in a subsidiary, joint venture or an associate” (“UITF 31”). Under UITF 31 the transaction is accounted for as an exchange of 77.5% of Allfirst for 22.5% of the existing M&T. Under this approach, the 22.5% of Allfirst that is owned by AIB, both directly before the transaction and indirectly thereafter, is treated as being owned throughout the transaction. The transaction will give rise to a gain, which will be recognized on completion.

The 2003 accounts will also reflect the income and expenses of Allfirst for the period to March 31, 2003. From April 1, 2003 the Group will account for its investment in the enlarged M&T as an associated undertaking. The Group will include its 22.5% share of the income before taxes of the enlarged M&T in the Group consolidated statement of income within the caption “Income from associated undertakings”. The Group’s share of the taxation charge for the enlarged M&T will be included in the Group’s taxation charge.

Commentary on 2002 results

Net income for the year ended December 31, 2002 was €1,019 million compared with €730 million for the year ended December 31, 2001. Average assets increased from €83,966 million for 2001 to €86,257 million for 2002 and the return on average assets was 1.22% for 2002, compared with 0.92% for 2001. Average stockholders’ equity decreased to €4,629 million for 2002 from €4,802 million for 2001 while the return on average stockholders’ equity was 22.0% for 2002 compared to 15.2% for 2001.

When the fraud losses are excluded, income before taxes amounted to €1,375 million compared with a restated €1,372 million for 2001. Group operating income from continuing activities excluding the Fraud Losses amounted to €1,361 million, up 7% on the 2001 figure of €1,269 million. AIB Group loans to customers and customer accounts increased by 4% and decreased by 3% respectively since December 2001. Excluding currency factors, loans to customers increased by 12% while customer accounts grew by 4% (see table on page 21).

Commentary on 2001 results

Net income for the year ended December 31, 2001 was €730 million compared with €636 million for the year ended December 31, 2000. Average assets increased from €74,924 million for 2000 to €83,966 million for 2001 and the return on average assets was 0.92% for 2001, compared with 0.93% for 2000. Average stockholders’ equity increased to €4,802 million for 2001 from €4,568 million for 2000 while the return on average stockholders’ equity was 15.2% for 2001 compared to 13.9% for 2000.

Despite the Fraud Losses and slower economic conditions in all our markets, exacerbated by September 11, 2001 events, AIB delivered a strong performance from its core activities. When the Fraud Losses are excluded income before taxes increased 8% to €1,372 million compared with €1,274 million for 2000 (excluding DIRT). Group operating income from continuing activities excluding the Fraud Losses amounted to €1,269 million for 2001 compared to €1,266 million (excluding DIRT) for 2001. AIB Group loans to customers and customer accounts increased by 12% and 14% respectively since December 2000. Excluding currency factors, loans to customers increased by 10% while customer accounts grew by 11%.

Net interest income

The following table shows net interest income for the years ended December 31, 2002, 2001 and 2000.

	Years ended December 31,
	2002	2001 Restated	2000
	(Euro in millions)
Interest income	4,753	5,346	5,127
Interest expense	(2,402)	(3,088)	(3,105)

Net interest income before exceptional item	2,351	2,258	2,022
Deposit interest retention tax	—	—	(113)

Net interest income after exceptional item	2,351	2,258	1,909

The main factors affecting the level of net interest income earned are the volume of interest earning assets, the difference between the average rate of interest earned on interest earning assets and the average rate of interest paid on interest bearing liabilities (the interest rate spread), the proportion of interest earning assets financed by interest-free liabilities and the general level of interest rates. Net interest income, which is the principal element of AIB Group’s income, mainly arises from the loan and deposit taking activities of AIB Group.

Commentary on net interest income performance in 2002

Net interest income at €2,351 million increased by 4% compared with 2001 due to strong lending growth particularly in AIB Bank ROI and AIB Bank GB & NI. Excluding the impact of currency factors net interest income increased by 7%. Average interest earning assets increased by €2,658 million (4%) when compared with 2001.

The volume increase and the increase in the interest rate spread have been offset by a decrease in the gross yield. The interest rate spread increased by 20 basis points on a Group basis during 2002. Overall the net interest margin increased to 3.00% in 2002 from 2.99% in 2001. The domestic margin increased by 14 basis points since December 2001 to 2.73% while the foreign margin reduced by 7 basis points since December 2001 to 3.27%. A particularly strong interest rate management performance by Global Treasury was offset in margin terms by changes in product mix, the margin effect of lower interest rates on deposits and non-interest bearing funds and the impact of loans increasing at a stronger rate than deposits. All our principal markets experienced lower interest rates, the margin impact of this trend was alleviated by asset and liability and interest rate management activities.

Loans to customers increased by 12% on an underlying basis since December 31, 2001 (See table on page 21). On a divisional basis, loans in AIB Bank Republic of Ireland increased by 20%, in AIB Bank GB & NI by 23%, in Capital Markets by 1%, and in Poland by 8%. USA loans to customers decreased by 4%. Customer accounts increased by 4% with growth of 7% in AIB Bank Republic of Ireland and 13% in AIB Bank GB & NI. USA customer accounts decreased by 3%, Capital Markets by 2% and Poland by 7%.

Commentary on net interest income performance in 2001

In 2001 net interest income was €2,258 million compared with €1,909 million for 2000, an increase of €349 million (18%). Excluding the impact of currency factors and the DIRT settlement (see Note 7 of the Notes to Consolidated Financial Statements) in 2000, net interest income increased by 10%. Average interest earning assets increased by €8,567 million (13%) when compared with 2000.

The volume increase and the increase in the interest rate spread have been partly offset by a decrease in the gross yield. The interest rate spread increased by 9 basis points on a Group basis during 2001. Overall the net interest margin decreased to 2.99% in 2001 from 3.02% in 2000. The domestic margin reduced by 16 basis points since December 2000 to 2.59% while the foreign margin increased by 11 basis points since December 2000 to 3.34%.

Loans to customers increased by 15% on an underlying basis since December 31, 2000 (see table below). On a divisional basis, loans in AIB Bank Republic of Ireland increased by 13%, in AIB Bank GB & NI by 8%, in Capital Markets by 22%, and Poland reported loan growth of 9%. USA loans to customers decreased by 1% due to the runoff in indirect retail lending and first mortgages. Customer accounts increased by 11% with growth of 14% in AIB Bank Republic of Ireland, 8% in AIB Bank GB & NI, 10% in USA, 10% in Capital Markets and 9% in Poland.

The following table shows the year on year percentage changes in loans to customers and customer accounts on an underlying basis.

	% change December 2002 v December 2001(1)		% change December 2001 v December 2000(1)
	Loans to Customers % Change	Customer Accounts % Change	Loans to Customers % Change	Customer Accounts % Change
Loans to customers and customer accounts
AIB Bank ROI	20	7	15	14
AIB Bank GB & NI	23	13	8	8
USA	-4	-3(2)	-1	10
Capital Markets	1	-2	22	10
Poland	8	-7(3)	9	9

AIB Group (excluding currency factors)	12	4	10	11

(1)	Excluding money market funds.
(2)	Deposits at December 31, 2001 benefited from an exceptionally high level of short-term corporate deposits. Average core deposits for the year were up 1%.
(3)	Combined deposits and mutual funds volumes were down 2%. The decrease mainly reflected the lower interest rate environment and the impact on the savings market of the introduction of a withholding tax on deposits, however average deposits were up 1%.

Average interest rates, gross yields, spreads and margins

The following table shows interest rates prevailing at December 31, 2002 together with average prevailing interest rates, gross yields, spreads and margins for the years ended December 31, 2002, 2001 and 2000.

	At Dec. 31,	Years ended December 31,
	2002	2002	2001	2000
	%	%	%	%
Interest rates
Ireland
AIB Group’s prime lending rate	3.50	3.85	4.93	4.76
European inter-bank offered rate
One month euro	2.89	3.30	4.33	4.23
Three month euro	2.86	3.31	4.26	4.39
United Kingdom
AIB Group’s base rate	4.00	4.00	5.12	5.96
London inter-bank offered rate
One month sterling	4.00	3.93	4.98	5.93
Three month sterling	3.96	4.00	4.97	6.09
United States
Prime rate	4.25	4.67	6.92	9.23
Poland
One month zloty	6.77	9.08	16.38	16.07
Gross yields, spreads and margins(1)
Gross yield(2)
Group		5.45	6.78	7.33
Domestic		5.12	5.87	6.24
Foreign		5.78	7.58	8.21
Interest rate spread(3)
Group		2.51	2.31	2.22
Domestic		2.29	1.90	1.95
Foreign		2.72	2.71	2.48
Net interest margin(4)
Group		3.00	2.99	3.02
Domestic		2.73	2.59	2.75
Foreign		3.27	3.34	3.23

	December 31,
	2002	2001	2000
	(Euro in millions)
Average interest earning assets
Group	78,251	75,593	67,026
Domestic	38,663	35,417	29,819
Foreign	39,588	40,176	37,207

(1)	The gross yields, spreads and margins presented in this table are extracted from the average balance sheets and interest rates presented on page 23 of this Report and this breakdown into domestic and foreign has been compiled on the basis of location of office. The percentages for the year ended December 31, 2000 have been calculated excluding the impact of the DIRT settlement.
(2)	Gross yield represents the average interest rate earned on interest earning assets.
(3)	Interest rate spread represents the difference between the average interest rate earned on interest earning assets and the average interest rate paid on interest bearing liabilities.
(4)	Net interest margin represents net interest income as a percentage of average interest earning assets.

Average Balance Sheet and Interest Rates

	Years ended December 31,
	2002			2001			2000
	Average balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest		Average Rate
	(Euro in millions)%			(Euro in millions)%			(Euro in millions)%
ASSETS
Placings with banks
Domestic offices	3,388	103	3.0	3,441	138	4.0	2,410	114		4.7
Foreign offices	1,884	81	4.3	2,041	117	5.7	1,897	123		6.5
Loans to customers(1)
Domestic offices	23,530	1,360	5.8	21,210	1,390	6.6	18,570	1,239		6.7
Foreign offices	26,369	1,573	6.0	25,026	2,051	8.2	22,772	2,056		9.0

Placings with banks and loans to customers(1)
Domestic offices	26,918	1,463	5.4	24,651	1,528	6.2	20,980	1,353		6.4
Foreign offices	28,253	1,654	5.9	27,067	2,168	7.9	24,669	2,179		8.8
Funds sold
Domestic offices	—	—	—	—	—	—	—	—		—
Foreign offices	744	12	1.6	93	2	2.7	75	5		6.4
Investment securities
Domestic offices	9,850	401	4.1	8,886	432	4.9	7,100	398		5.6
Foreign offices	9,311	550	5.9	11,558	784	6.8	11,014	775		7.0
Installment credit and finance lease receivables
Domestic offices	1,895	115	6.1	1,880	119	6.3	1,739	109		6.3
Foreign offices	1,280	73	5.7	1,458	90	6.2	1,449	96		6.6
Total interest earning assets
Domestic offices	38,663	1,979	5.1	35,417	2,079	5.9	29,819	1,860		6.2
Foreign offices	39,588	2,289	5.8	40,176	3,044	7.6	37,207	3,055		8.2

	78,251	4,268	5.5	75,593	5,123	6.8	67,026	4,915		7.3
Allowance for loan losses	(956)			(939)			(828)
Non-interest earning assets	8,962			9,312			8,726

Total assets	86,257	4,268	4.9	83,966	5,123	6.1	74,924	4,915		6.6

Percentage of assets applicable to foreign activities			51.6			53.1				55.0

LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest bearing deposits and other short-term borrowings
Domestic offices	31,005	837	2.7	27,285	1,044	3.8	22,797	944	(2)	4.1	(2)
Foreign offices	30,326	935	3.1	32,519	1,588	4.9	30,058	1,701		5.7
Funds purchased
Domestic offices	—	—	—	—	—	—	—	—		—
Foreign offices	1,489	24	1.6	1,694	65	3.8	1,522	93		6.1
Subordinated liabilities
Domestic offices	1,642	85	5.2	1,906	116	6.1	1,478	97		6.6
Foreign offices	682	36	5.3	788	52	6.6	750	58		7.7
Total interest bearing liabilities
Domestic offices	32,647	922	2.8	29,191	1,160	4.0	24,275	1,041	(2)	4.3	(2)
Foreign offices	32,497	995	3.1	35,001	1,705	4.9	32,330	1,852		5.7

	65,144	1,917	2.9	64,192	2,865	4.5	56,605	2,893	(2)	5.1	(2)
Interest–free liabilities
Current accounts	10,764			9,578			8,503
Other liabilities	5,182			4,843			4,736
Minority equity and non–equity interests	285			298			246
Preference share capital	253			253			266
Ordinary stockholders’ equity	4,629			4,802			4,568

Total liabilities and stockholders’ equity	86,257	1,917	2.2	83,966	2,865	3.4	74,924	2,893	(2)	3.9	(2)

Percentage of liabilities applicable to foreign activities			50.0			53.5				54.7

(1)	Loans to customers include money market funds. Non-accrual loans and loans classified as problem loans are also classified within this caption. See Item 11—Loan portfolio—“Provision and allowance for loan losses”.
(2)	The interest amount and the average rate have been presented gross to eliminate the effect of the deposit interest retention tax settlement.

The following table allocates changes in net interest income between volume and rate for the year ended December 31, 2002 compared with the year ended December 31, 2001 and for the year ended December 31, 2001 compared to the year ended December 31, 2000. Volume and rate variances have been calculated based on the movements in average balances over the period and changes in interest rates on average interest earning assets and average interest bearing liabilities respectively. Changes due to a combination of volume and rate are allocated ratably to volume and rate.

	December 2002 over December 2001			December 2001 over December 2000
	Increase/(decrease) due to changes in:
	Average Volume	Average Rate	Net Change	Average Volume	Average Rate	Net Change
	(Euro in millions)
INTEREST EARNING ASSETS
Placings with banks
Domestic offices	(2)	(33)	(35)	43	(19)	24
Foreign offices	(8)	(28)	(36)	9	(15)	(6)
Loans to customers
Domestic offices	147	(177)	(30)	170	(19)	151
Foreign offices	104	(582)	(478)	189	(194)	(5)

Placings with banks and loans to customers
Domestic offices	145	(210)	(65)	213	(38)	175
Foreign offices	96	(610)	(514)	198	(209)	(11)
Funds sold
Domestic offices	—	—	—	—	—	—
Foreign offices	11	(1)	10	1	(4)	(3)
Investment securities
Domestic offices	44	(75)	(31)	89	(55)	34
Foreign offices	(139)	(95)	(234)	34	(25)	9
Installment credit and finance lease receivables
Domestic offices	1	(5)	(4)	10	–	10
Foreign offices	(10)	(7)	(17)	1	(7)	(6)

Total interest income	148	(1,003)	(855)	546	(338)	208

INTEREST BEARING LIABILITIES
Interest bearing deposits and other short-term borrowings
Domestic offices	184	(391)	(207)	159	(59)	100
Foreign offices	(101)	(552)	(653)	158	(271)	(113)
Funds purchased
Domestic offices	—	—	—	—	—	—
Foreign offices	(7)	(34)	(41)	12	(40)	(28)
Subordinated liabilities
Domestic offices	(15)	(16)	(31)	26	(7)	19
Foreign offices	(7)	(9)	(16)	3	(9)	(6)

Total interest expense	54	(1,002)	(948)	358	(386)	(28)

Net interest income
Domestic offices	21	117	138	127	(27)	100
Foreign offices	73	(118)	(45)	61	75	136

Net interest income	94	(1)	93	188	48	236

Other finance income

	Years ended December 31,
	2002	2001	2000
	(Euro in millions)
Expected return on pension plan assets	220	213	203
Interest on pension plan liabilities	(158)	(146)	(132)

Total other finance income	62	67	71

Under FRS 17 “Retirement benefits”, the net of the interest cost on liabilities and the expected return on assets is recorded as other finance income adjacent to interest. The interest cost represents the unwinding of the discount on the plan liabilities. The expected return on assets is based on long-term expectations at the beginning of the period.

A description of the retirement benefit plans operated by the Group is provided in Note 15 of the Notes to Consolidated Financial Statements.

Other income

The following table shows other income for the years ended December 31, 2002, 2001 and 2000.

	Years ended December 31,
	2002	2001	2000
	(Euro in millions)
Dividend income	14	11	6
Banking fees and commissions
	1,045	962	807
Asset management fees
	158	185	187
Investment banking fees
	98	111	107
Fees and commissions receivable(1)	1,301	1,258	1,101
Fees and commissions payable	(138)	(128)	(108)
Dealing profits(2)	77	92	103
Exceptional foreign exchange dealing losses	(18)	(417)	(228)
Other operating income:
Profit/(loss) on disposal of debt securities held for investment purposes
	106	24	(1)
Profit on disposal of investments in associated undertakings
	1	1	5
Profit/(loss) on disposal of equity shares
	11	(3)	24
Contribution of life assurance company
	57	84	95
Contribution from securitized assets
	4	5	4
Mortgage origination and servicing income
	7	10	3
Miscellaneous operating income(3)
	77	72	72
	263	193	202

Total other income	1,499	1,009	1,076

Total other income excluding Fraud Losses	1,517	1,426	1,304

(l)	Includes fees and commissions related to foreign exchange activities which were €85 million, €90 million and €80 million for 2002,2001 and 2000, respectively.
(2)	Includes dealing profits relating to foreign exchange activities which were €78 million, €75 million and €69 million for 2002, 2001 and 2000, respectively ,before the Fraud Losses.
(3)	Includes foreign currency translation gains and losses of €34 million, €38 million and €23 million for 2002, 2001 and 2000, respectively.

Commentary on other income performance in 2002

In the year ended December 31, 2002 other income was €1,499 million compared with €1,009 million for the year ended December 31, 2001, an increase of €490 million. Excluding the Fraud Losses and currency factors other income was up 6%. Excluding the Fraud Losses, other income represented 40.2% of total income.

The following commentary is based on underlying percentage growth adjusting for the impact of currency movements and Fraud Losses.

•	Banking fees and commissions up 15%
•	Asset management fees down 11%
•	Investment banking fees down 11%
•	Contribution of life assurance company down 32%

The 15% growth in banking fees and commissions resulted from increased volumes of business and significant loan growth. Corporate banking fees were buoyant with a substantial increase in income from arrangement and management fees and fees from collateralized debt obligation funds. Retail banking fees were particularly strong in Poland and there was good growth in credit card revenues in the Republic of Ireland. In Allfirst, electronic banking income and deposit service charges also achieved strong increases over 2001.

Asset management and investment banking revenues were both lower by 11% due to a decline in asset values, reduced business volumes and the general impact of difficult equity markets. The restructuring of the AIB joint venture with Bank of New York impacted the trend as the Group’s share of fee income previously reported under this caption is now reported net of expenses incurred under the caption income from associated undertakings.

Dealing profits were lower as a result of a more difficult trading environment. Dealing profits reflect trading income and exclude interest payable and receivable arising from these activities.

Ark Life profit was down 32% as difficult investment markets resulted in reduced customer demand for investment products. Declines in equity market values caused a €32 million reduction in embedded values, which was partly offset by a benefit of €17 million from lowering the discount rate used in the embedded value calculation from 12% to 10%. Operating profit in Ark Life was down 4%.

The profit on disposal of debt securities held for investment purposes included gains of US$80 million resulting from a restructuring of the securities portfolio in Allfirst. Miscellaneous operating income in 2002 included a US$10 million provision for residual values in the auto lease portfolio.

Commentary on other income performance in 2001

In the year ended December 31, 2001 other income was €1,009 million compared with €1,076 million for the year ended December 31, 2000, a decline of €67 million (6%). The performance in 2001 was impacted by the Fraud Losses, which were €417 million in 2001 compared to €228 million in 2000. Excluding the Fraud Losses and currency factors, other income was up 5%. Excluding the Fraud Losses, other income represented 39% of total income.

The following commentary is based on underlying percentage growth adjusting for the impact of currency movements and Fraud Losses.

•	Banking fees and commissions up 17%

•	Asset management fees down 2%

•	Investment banking fees up 4%

•	Contribution of life assurance company down 12%

Banking fees and commissions increased reflecting higher business volumes with strong growth in retail banking, corporate banking and credit card revenues and the inclusion of CCS in the USA which was acquired in May 2001. Asset management fees were impacted by the decline in equity markets which resulted in a fall in asset values and client volumes. Investment banking fees were up 4% due to growth in corporate finance fees and international financial services activities.

Dealing profits were down due to lower profit on trading securities. Dealing profits reflect trading income and exclude interest payable and receivable arising from these activities.

Ark Life profit was down 12% reflecting lower product margins as a result of a change in mix of sales with customers opting for a larger proportion of risk averse products reflecting the weaker investment markets. The reduction in equity values also had an influence on embedded value profits and the contribution in 2000 benefited from a higher impact of recognizing reduced corporation tax rates in the Republic of Ireland.

Operating expenses

The following table shows operating expenses for the years ended December 31, 2002, 2001 and 2000.

	Years ended December 31,
	2002	2001	2000
	(Euro in millions)
Staff costs	1,391	1,342	1,192
Other administrative expenses	717	703	634
Depreciation	175	164	145
Amortization of goodwill	32	31	26

Operating expenses before integration costs	2,315	2,240	1,997
Restructuring and integration costs in continuing businesses	13	38	—

Total operating expenses	2,328	2,278	1,997

Commentary on operating expenses in 2002

Operating expenses excluding restructuring and integration costs at € 2,315 million were higher by 3% compared with 2001.

Excluding the impact of currency factors and restructuring and integration costs, operating expense growth was lower than expectations with a 4% increase compared with a 10% increase in 2001. While business volumes increased substantially, tight cost management and cost saving initiatives improved productivity. In AIB Bank ROI salary increases were partly offset by a cost savings program in central supports and the cost income ratio remained at 51%. The Group continued to invest in our core businesses, major items being the opening of new offices and recruitment of experienced business and corporate bankers in Great Britain, expansion of Cororate Banking activities in New York and the implementation of a new technology platform in Poland. Realization of integration benefits from the merger of WBK and Bank Zachodni in Poland was evident while expansion of the franchise continued. The Group’s tangible cost income ratio, excluding the Fraud Losses, goodwill amortization and the restructuring and integration costs in continuing businesses was 57.8%, down 1.2% compared with 2001, with notable reductions in Capital Markets, AIB Bank GB & NI and Poland.

Restructuring and integration costs in continuing businesses related to the Allfirst early retirement program in 2002 and Poland integration costs in 2001.

In 2002, staff costs were €1,391 million compared with €1,342 million for 2001, an increase of €49 million (4%) reflecting normal salary increases and investment in core businesses. Other administrative expenses increased by €14 million (2%) to €717 million for 2002 compared with €703 million for 2001. Excluding acquisitions and currency factors, other administrative expenses increased by 3%.

The depreciation charge for 2002 was €175 million compared with €164 million for 2001, an increase of €11 million (7%). The increase reflects continued investment in technology and systems.

Commentary on operating expenses in 2001

In 2001, operating expenses increased by €281 million (14%) to €2,278 million from €1,997 million in 2000. Excluding integration costs in continuing businesses, currency factors and Fraud Losses, total operating expenses increased by 10%. Operating expenses included the operating costs of CCS (acquired in May 2001) and some one-off items. The material items impacting on the growth included euro conversion costs, market related salary adjustments in Ireland and the USA and health insurance costs in the USA, an industry wide factor. In addition, there were costs relating to the investment in and expansion of our businesses in Poland and Allied Irish America. Excluding these costs and euro conversion, cost growth was in the region of 8%. The Group’s tangible cost income ratio, excluding exceptional items, goodwill amortization and integration costs in continuing businesses, was 59.0% compared to 58.0% for the year to December 2000.

Integration costs in continuing businesses in 2001 related to the merger of WBK and BZ in Poland.

In 2001, staff costs were €1,342 million compared with €1,192 million for 2000, an increase of €150 million (13%) reflecting normal growth in salaries and growth in business activities across the Group. Excluding integration costs in continuing businesses, currency factors, FRS 17, the impact of the CCS acquisition, the sale of KCH and Fraud Losses, staff costs increased by 11%.

Other administrative expenses increased by €69 million (11%) to €703 million for 2001 compared with €634 million for 2000. Excluding integration costs in continuing businesses and currency factors, other administrative expenses increased by 9%.

The depreciation charge for 2001 was €164 million compared with €145 million for 2000, an increase of €19 million (13%). The increase is due to increased investments in technology and systems.

Provisions for loan losses

The following table shows the provisions for loan losses charged to income for each of the three years ended December 31, 2002,2001 and 2000.

	Years ended December 31,
	2002	2001	2000
	(Euro in millions)
Provisions for loan losses	194	179	133

As a percentage of average loans(1)	0.37%	0.36%	0.30%

(1)	Average loans, before provisions less unearned income, include leasing and installment credit.

Please also see “Provision and allowance for loan losses” on page 68,” Net loans charged off” on page 70 and “Non-performing loans” on page 75.

Commentary on provision for loan losses in 2002

The provisions for loan losses of €194 million (0.37% of average advances) for the year ended December 31, 2002 were €15 million higher than 2001 (€179 million, 0.36% of average advances). This is after the use of €40 million of the unallocated provision of €50 million to offset one specific large provision case in the USA. The unallocated provision (raised at Group level and reported in Ireland) was created in December 2001, at a time of economic uncertainty and market weakness, to cover possible problem situations which were not identifiable at that time.

Ireland

The provision for loan losses decreased by €67 million to €39 million in the year to December 2002 (2001: €106 million). The creation of the €50 million unallocated in 2001 and the use of €40 million of that provision in 2002 had the effect of reducing the charge, year on year, by €90 million. This was offset by increases in AIB Bank ROI of €8 million and €15 million in Capital Markets. The increase in AIB Bank ROI was due mainly to the introduction of a new provisioning matrix in our Credit Card business with provisions now being created at an earlier stage of delinquency. Non-peforming loans in other portfolios increased by 17% in the period. The increase in Capital Markets primarily related to the deterioration of some UK and Irish energy sector credits booked in Ireland. The provision as a percentage of advances has increased in AIB Bank ROI from 0.25% in December 2001 to 0.27% and in Capital Markets from 0.18% to 0.43%.

United Kingdom

In 2002 the provision for loan losses at €30 million was €11 million higher than the year to December 31, 2001. The increase was attributable to higher specific provisions of €7 million in Capital Markets due to the deterioration of some UK energy sector credits and a higher level of general provision in AIB GB & NI, reflecting the recent growth in the loan portfolio.

United States

The provision for loan losses increased in the year to December 31, 2002 by €47 million to €85 million due primarily to the inclusion of €40 million in relation to a telecommunications credit in Allfirst (provision charged-off in full in December 2002) and an increase in the general provision due to uncertainty in the local economic environments as well as the potential loss associated with corporate portfolios, particularly communications and aircraft leasing. As a percentage of advances, the provision has increased from 0.28% in December 2001 to 0.68% in 2002.

Poland

The provision for loan losses for the year to December 31, 2002 at €41 million is €25 million higher than the 2001 provision which reflected utilization of residual fair value allowances of PLN 171 million (€47 million) created on acquisition. Provisions as a percentage of advances were 1.2% in 2002 and compare favourably with the 2001 underlying provision rate of 1.9% before fair value adjustments.

Rest of World

The net position for the Rest of the World resulted in a recovery of €1 million in 2002 compared with net provisions of nil in 2001.

Commentary on provision for loan losses in 2001

The provisions for loan losses of €179 million (0.36% of average advances) for the year ended December 31, 2001 were €46 million higher than 2000 (€133 million, 0.30% of average advances) following the inclusion of the €50 million unallocated provision taken at Group level to reflect the economic uncertainty and weakness in the markets.

In 2001, the Group raised an additional unallocated provision for loan losses of €50 million at Group level. This component of the general provision was created to cover the impact that various uncertainties may have on divisional management’s estimate of probable losses at the year-end. These uncertainties include the particularly volatile economic environments in markets in which we operate, volatility in default probabilities and grade migration.

Ireland

The provision for loan losses increased to €106 million in the year to December 31, 2001 (2000: €51 million). The principal feature of the increase was the €50 million Group additional unallocated provision described above. Provisions in AIB Bank ROI increased by €7 million over the year 2000, however the provision rate remained unchanged at 0.25% of advances.

United Kingdom

In 2001 the provision for loan losses at €19 million was €4 million lower than the year to December 31, 2000. Strong recoveries were a feature of both years (€17 million in both 2000 and 2001).

United States

The provision for loan losses increased in the year to December 31, 2001 by €5 million to €38 million primarily due to an increased general provision in Allied Irish America to take account of the level of growth in that portfolio.

Poland

The provision for loan losses for the year to December 31, 2001 at €16 million is €10 million lower than the 2000 provision and is reported after using the remaining pool of fair value allowances of PLN 171 million (€47 million) in Poland, created on acquisition. The underlying loan losses provision rate in Poland prior to fair value adjustments was 1.90% (2.84% in the year to December 31, 2000).

Rest of World

The net provision for loan losses was nil in the rest of the world in both 2001 and in 2000.

Provisions for contingent liabilities and commitments

The following table shows the provisions for contingent liabilities and commitments for the years ended December 31, 2002, 2001 and 2000.

	Years ended December 31,
	2002	2001	2000
	(Euro in millions)
Provisions for contingent liabilities and commitments	2	19	2

The provisions for contingent liabilities and commitments amounted to €2 million in 2002, a decrease of €17 million on 2001. The decrease was due mainly to a provision in relation to one specific case in 2001.

Profit on disposal of businesses

In August 2001, AIB sold its interests in Keppel Capital Holdings (“KCH”), realizing a profit on disposal of €93 million. In addition, the 1999 Singapore $351 million three year senior bonds with warrants were fully redeemed at par.

Applicable taxes

The following table shows applicable income taxes and tax rates, as well as effective tax rates, for the years ended December 31, 2002, 2001 and 2000.

	Years ended December 31,
	2002	2001 Restated	2000
	(Euro in millions)
Applicable income taxes	296	187	239

Irish corporation tax rate	16.0%	20.0%	24.0%
Effective tax rate	22.0%	19.5%	25.6%
Effective tax rate—adjusted(1)	22.3%	24.2%	25.8%

(1)	The adjusted effective tax rate has been presented to eliminate the effect of the exceptional foreign exchange dealing losses in all years and the deposit interest retention tax settlement in 2000.

The taxation charge was €296 million, compared with €187 million in 2001. The adjusted effective tax rate was 22.3% compared with 24.2% in 2001. Both 2002 and 2001 benefited from one-off items. On an underlying basis the effective tax rate was 24.1% in 2002 and 25.9% in 2001. This underlying decrease was primarily due to the reduction in the standard rate of Irish corporation tax and changes in the geographic and business mix of profits. The Group’s profits in its operations outside of Ireland are taxed at a range of rates up to approximately 47%. Changes in the geographic mix of profits within the Group will therefore have an impact on future effective tax rates. In Ireland the general corporation tax rate will be 12.5% in 2003. During 2002 the Irish Government announced the introduction of a levy on financial institutions for 2003 and the following two years. The Group’s levy payment is estimated at €30 million per annum and will increase the Group tax charge for the relevant years.

The taxation charge was €187 million in 2001 compared with €239 million in 2000. The adjusted effective tax rate for the year was 24.2% down from 25.8% in 2000. The reduction in the adjusted effective tax rate was mainly due to the decrease in the standard rate of Irish corporation tax from 24% in 2000 to 20% in 2001. The effective tax rate is also influenced by the geographic and business mix of profits and was significantly impacted in 2001 by the Fraud Losses.

Balance sheet

Total assets amounted to €86 billion at December 31, 2002 compared to €89 billion at December 31, 2001. The US dollar, sterling and Polish zloty weakened against the euro by 16%, 6% and 13% respectively, resulting in a decline in the reported total balance sheet since December 31, 2001. Adjusting for the impact of currency, total assets were up 5% since December 31, 2001 while loans to customers increased by 12% and customer accounts by 4%. Risk weighted assets increased by 1% to €69 billion, excluding currency factors there was an increase of 10%.

Gross loans and advances to customers increased to €54.3 billion at December 31, 2002 from €52.1 billion at December 31, 2001. The principal increases from 2001 were in AIB Bank ROI where residential mortgages were up by €1.5 billion due to market share gains assisted by a more competitive pricing structure by AIB. Market share gains were also acheived in other retail and commercial lending with a growth of 16%. Other increases were recorded in AIB Bank GB & NI where there was growth in lendings to the retail, professional and ‘not for profit’ sectors and in Poland. In the USA division, there was a decrease in loans and advances to customers arising from the run off of the indirect lending portfolio and net repayment of commercial loans in Allfirst.

Debt securities were €18.2 billion at December 31, 2002 compared with €20.1 billion at December 31, 2001, the decrease primarily arising from movements in exchange rates and through a restructuring of the investment portfolio in USA division, where Allfirst decreased its debt securities by US$ 1.7 billion.

Deposits by banks were €16.1 billion compared with €13.2 billion at December 31, 2001, the increase arising in the Capital Markets division.

Customer accounts decreased to €53.0 billion from €54.6 billion at December 31, 2001. The decrease arose primarily as a result of the movements in exchange rates offset by increases in AIB Bank ROI and AIB Bank GB & NI of 7% and 13% respectively.

Debt securities in issue decreased from €5.0 billion to €3.1 billion at December 31, 2002. This decrease arose primarily in the USA division due to a decline in institutional certificates of deposit largely as a result of the Allfirst fraud.

Outlook

The economic outlook internationally is uncertain at present, investment expenditure is sluggish and corporate customers are generally inclined to protect their balance sheets rather than expand their operations. However, AIB’s operations are positioned to generate strong revenue growth, particularly in our high growth core banking franchises and the Group is planning for double-digit lending growth in 2003. AIB is combining its traditional prudent and cautious approach to risk assessment with leveraging our relationship banking approach and maximizing the benefits of our customer relationship management systems. In 2003 there will be a number of one-off and significant items i.e. the transition of our Allfirst subsidiary in the USA to M&T Bank, the impact of lower other finance income from our pension fund assets due to declines in stock market valuations, and the imposition of the Irish Government Bank Levy. Excluding these items, underlying adjusted earnings per share in 2003 is expected to increase in mid single-digits based on projected strong growth in business volumes.

Performance by division

Income before taxes by division for the years ended December 31, 2002, 2001 and 2000 was as follows:

	Years ended December 31,
	2002	2001(1) Restated	2000
	(Euro in millions)
Income before taxes(2)
AIB Bank ROI	590	562	516
AIB Bank GB & NI	240	223	205
USA	298	361	330
Capital Markets	209	194	159
Poland	61	36	88
Group	(33)	(4)	(24)

	1,365	1,372	1,274
Exceptional foreign exchange dealing losses	(18)	(417)	(228)
Deposit interest retention tax	—	—	(113)

Total	1,347	955	933

(1)	The figures for 2001 have been restated to reflect the interest cost of the Reserve Capital Instruments as interest expense rather than “Dividends on non-equity shares”.
(2)	The business segment information is based on management accounts information. Income on capital is allocated to the divisions on the basis of the capital required to support the level of risk weighted assets. Interest income earned on capital not allocated to divisions is reported in Group.

AIB Bank ROI division

AIB Bank ROI: Retail and commercial banking operations in Republic of Ireland, Channel Islands, and Isle of Man; AIB Finance and Leasing; Card Services; and AIB’s life and pensions subsidiary Ark Life Assurance Company.

	Years ended December 31,
	2002	2001	2000
	(Euro in millions)
AIB Bank ROI statement of income
Net interest income	921	843	738
Other finance income	40	43	46
Other income	353	359	357

Total operating income	1,314	1,245	1,141
Total operating expenses	677	641	593

Operating income before provisions	637	604	548
Provisions	55	44	36

Operating income—continuing activities	582	560	512
Income on disposal of property	8	2	4

Income before taxes	590	562	516

2002 performance

AIB Bank ROI income before taxes was €590 million, up 5% on the year to December 2001.

Banking operations in the Republic of Ireland produced a strong performance with operating income up 11% in less buoyant economic conditions. There was strong growth in business volumes with loans up 20% since December 2001, non-home loan lending up 16% and home loans up 31%. This reflected the capability to grow revenues and significantly increase market penetration. Total deposits were up 7% due to a strong performance in the second half with growth of 6% following a 1% increase in the first half which was affected by an exceptional position at December 31, 2001 in the run up to euro conversion. Average deposits were up 11%. AIB Card Services reported strong income growth benefiting from good growth in loan volumes and a lower cost income ratio. AIB Finance and Leasing income also increased as a result of lower costs and strong growth in loan volumes.

Costs increased by 6% due to higher business activity levels and salary increases relating to the National Programme for Prosperity and Fairness partly offset by cost saving initiatives in central supports, with the cost income ratio remaining at 51%.

Ark Life income before taxes of €57 million for the year to December 2002 was down from €84 million in 2001. Total Annual Premium Equivalent (“APE”) sales were €179 million compared with €200 million in 2001. The difficult investment market resulted in reduced volumes of business with customers opting for more risk averse products and the decline in world equity markets also had an adverse impact of €32 million on embedded values. The reduction from 12% to 10% in the discount rate used in the calculation of its embedded value profit had a favourable profit impact of €17 million. The adoption of a 10% discount rate more closely aligns Ark Life policy with industry practice.

2001 performance

Income before taxes increased by 9% in AIB Bank ROI to €562 million in 2001 from €516 million in 2000 reflecting a strong performance in all key business units. The divisional cost income ratio, despite an increase of 8% in costs, further improved from 52% to 51% reflecting high levels of productivity.

Banking operations in the Republic of Ireland produced a strong performance despite a reduction in Irish GDP growth rate from 11.5% in 2000 to 5.7% in 2001. Profit increased due to good growth in business volumes, loans up 13% and customer accounts up 14% since December 2000. There was a notable 20% increase in Home Mortgage lending since December 2000, which was approximately 3% higher than the rest of the market. Deposit volumes were buoyant reflecting our strong customer base, and AIB led the market in the introduction of its Special Savings Incentive Account (“SSIA”) products offering and achieved above its natural market share in these personal savings products by the year-end. AIB Finance and Leasing performed particularly well, benefiting from better margins and good growth in loan volumes.

Costs increased by 8% as a result of growth in business activity levels, some one-off euro costs, salary increases reflecting the National Programme for Prosperity and Fairness and a realignment of salaries to market rates. Notwithstanding the increase in costs, efficiency improved and the cost income ratio reduced from 52% to 51%.

Ark Life marked its 10th anniversary with income of €84 million and another record year in new business sales. Income was down 12% on 2000 reflecting lower product margins as a result of a change in mix of sales with customers opting for a larger proportion of risk averse products reflecting weaker investment markets. The reduction in equity values also had an influence on embedded value profits. In addition, the year 2000 benefited from a higher impact of recognizing reduced corporation tax rates in the Republic of Ireland. New regular premium business increased by 43% to €147 million including a 12% increase in new regular pensions to €31 million. Despite a difficult year for markets new single premium sales again exceeded a half billion euro at € 530 million. APE sales were up 27% to €200 million.

AIB Bank GB & NI division

Retail and commercial banking operations in Great Britain and Northern Ireland.

	Years ended December 31,
	2002	2001	2000
	(Euro in millions)
AIB Bank GB & NI statement of income
Net interest income	363	336	318
Other finance income	(1)	3	4
Other income	166	161	151

Total operating income	528	500	473
Total operating expenses	266	259	248

Operating income before provisions	262	241	225
Provisions	22	19	20

Operating income—continuing activities	240	222	205
Income on disposal of property	—	1	—

Income before taxes	240	223	205

2002 performance

AIB Bank GB & NI income before taxes was €240 million, up 8% on the year to December 2001.

Income in AIB Bank GB & NI increased by 9% on a constant currency basis. There was a particularly strong performance in Britain as a result of substantially increased business volumes. Average loans increased by 15% with significant growth in the not-for-profit and professional sectors. In Northern Ireland, home loan activity was buoyant with an increase of 17% in total home loans. Average deposits were up 11% as a result of increased business development activity. The Division expanded its business development capability with the opening of new offices in Britain and recruitment of experienced business bankers.

Notwithstanding business expansion initiatives, costs were well managed with the cost income ratio declining from 52% to 50%.

Credit quality remained strong. An achievement was a reduction of 12% in non-performing loans and the bad debt charge was predominantly general with a modest net specific charge.

2001 performance

AIB Bank GB & NI income before taxes was €223 million up €18 million or 8% on 2000. The increase in income reflects good performances in both Northern Ireland and Britain in less buoyant economic conditions. On a constant currency basis income increased by 10% reflecting higher business volumes and good growth in fee income. Branch loans and deposits both increased by 8% with good performances in business loans, current accounts and index linked savings products. Operating costs were well managed with the cost income ratio remaining at 52%. Credit quality remained strong with the bad debt charge lower than 2000.

A focus on high potential sectors has yielded further expansion of the business, particularly from the professional sector. The not-for-profit sector is performing exceptionally well with a broadening of the target market to include universities and schools. Significant investment is planned with the objective of increasing business development capacity and the number of outlets. In the personal sector there was strong growth in the home mortgage book in line with our intention to focus on selected market segments.

USA division

USA includes Allfirst and Allied Irish America. Allfirst has banking operations in Maryland, Pennsylvania, Virginia and Washington DC. Allied Irish America includes retail and corporate operations in New York, Philadelphia, Los Angeles, Chicago, San Francisco and Atlanta; Community Counselling Services (“CCS”) and Ketchum Canada, Inc.

	Years ended December 31,
	2002	2001	2000
	(Euro in millions)
USA statement of income
Net interest income	549	584	537
Other finance income	(2)	2	4
Other income	528	446	381

Total operating income	1,075	1,032	922
Operating expenses
	665	632	554
Restructuring costs in continuing businesses
	13	—	—
Total operating expenses	678	632	554

Operating income before provisions	397	400	368
Provisions	98	39	38

Operating income—continuing activities	299	361	330
Loss on disposal of property	(1)	—	—

Income before taxes	298	361	330

2002 performance

Income before taxes of USA division, excluding the Fraud Losses and associated costs, decreased by 17% to €298 million for the year ended December 31, 2002 compared with €361 million for the year ended December 31, 2001.

Allfirst—2002 was a difficult year for Allfirst in the aftermath of the Fraud Losses. In financial terms the results benefited from securities gains of US $69 million (net of lost yield) arising from a restructuring of the portfolio in the fourth quarter. The restructuring of the portfolio reduced interest rate risk exposure by replacing longer dated securities with shorter dated issues.

Provisions and writedowns were substantially higher, a credit provision of US $38 million for one specific case, US $16 million writedowns of mutual fund assets held as a hedge for incentive plan liabilities and a US $10 million provision for residual values in the auto lease portfolio. The customer base was stable and average core deposits increased by 1% in 2002. There was little demand for borrowing by corporate customers in this subdued business climate but direct retail and SME lending increased by 3%. Employee restructuring costs of US $13 million were incurred in relation to an early retirement program at Allfirst.

Allied Irish America—Income increased significantly due to good growth in the not-for-profit business, an increased revenue contribution from CCS and the impact of reduced investment costs. There was an underlying increase of 30% in fee income with strong growth in letter of credit income and a 17% increase in risk weighted assets.

Ketchum Canada, Inc., a fundraising consultancy that operates across Canada with principal offices in Toronto, Montreal, Calgary and Vancouver was acquired by the Group in May 2002.

On September 26, 2002, AIB announced a strategic relationship with M&T Bank Corporation (“M&T”) whereby AIB’s US subsidiary, Allfirst, would be acquired by M&T. As a result of the transaction, AIB acquired a strategic shareholding of 26.7 million M&T shares, representing a stake of approximately 22.5% in the enlarged M&T. AIB also received US$886 million in cash. The transaction completed on April 1, 2003 (see Note 1 of the Notes to the Consolidated Financial Statements for further discussion).

2001 performance

Income before taxes of USA division, excluding the Fraud Losses, increased by 10% to €361 million for the year ended December 31, 2001 compared with €330 million for the year ended December 31, 2000.

Allfirst—Income before taxes in Allfirst, excluding the Fraud Losses, was higher by €40 million compared with 2000. A 22 basis point increase in the net interest margin and a 4% increase in other income, excluding the Fraud Losses, contributed to total revenue growth of 4%. Highlights of other income growth include 17% in electronic banking income and 14% in deposit service charges. SME and mid-market lending, which increased by 4%, was offset by curtailment of exposures to less attractive segments and the run-off of the residential mortgages portfolio following Allfirst’s exit from this line of business in 1998. Core deposits increased by 10% partly due to a high level of short-term deposits at December 31, 2001. Costs increased by 2% mainly due to higher pension and healthcare costs. Non-staff operating costs were down 5% compared with 2000.

Non-performing assets amounted to €101 million or 0.82% of loans, other real estate and other assets owned at December 31, 2001, compared to €116 million, or 0.98% at December 31, 2000. The allowance for credit losses total led €173 million at December 31, 2001, equal to 199% of non-performing loans.

Notwithstanding the Fraud Losses, Allfirst capital ratios remained strong with the tier 1 ratio at 6.96% and the total capital ratio at 10.6%. At December 31, 2001 Allfirst had trust preferred capital of US$397 million of which US$120 million was in excess of the regulatory 25% limit for inclusion within tier 1 capital.

Allied Irish America—Income before taxes was lower in 2001 due to substantial investment costs incurred in relation to the expansion of the geographic network and enhanced technology infrastructure. On an underlying basis there was strong growth in business volumes which was reflected in a 41% increase in underlying fee income and growth of 27% in risk weighted assets, mainly letters of credit. Provisions for loan losses increased due to an increased general provision to take account of the level of growth in the portfolio.

The New York based CCS was acquired by the Group in May 2001. CCS is a consulting firm to the not-for-profit sector worldwide. CCS is engaged primarily in the design and direction of fundraising initiatives for national and international charities, religious organizations and educational institutions.

Capital Markets division

Capital Markets division comprises Corporate Banking, Global Treasury, Investment Banking and Asset Management.

	Years ended December 31,
	2002	2001	2000
	(Euro in millions)
Capital Markets statement of income
Net interest income	271	210	127
Other finance income	7	8	8
Other income	282	305	304

Total operating income	560	523	439
Total operating expenses	300	296	265

Operating income before provisions	260	227	174
Provisions	60	38	18

Operating income—continuing activities	200	189	156
Income from associated undertakings	9	5	3

Income before taxes	209	194	159

2002 performance

Capital Markets income before taxes was €209 million, up 8% on the year to December 2001.

The 8% growth in income reflected a strong performance in 2002 with Capital Markets activities operating in very difficult market conditions. There was good revenue growth which together with tight cost management delivered a 14% increase in operating income before provisions.

Corporate Banking achieved very substantial growth in profitability in Ireland and in its international businesses. Average loan volumes were up 13% with particularly good performances in IFSC, UK and USA businesses. Fee income was buoyant including a substantial increase in arrangement fees and fees from Collateralized Debt Obligation (“CDO”) funds, including the launch of the Clare Island CDO.

Income was higher in Global Treasury due to an increased contribution from interest rate management activities which anticipated and benefited from low interest rates. Trading revenues (other income) were lower as a result of a more difficult trading environment. Global Treasury continued to maintain a strong liquidity position in euro, US dollar, sterling and Polish zloty operations.

Investment Banking revenues were lower due to a decline in asset values, reduced business volumes and the general impact of difficult equity markets. Despite difficult market conditions, strong underlying performances were achieved by Goodbody, AIB Corporate Finance and the AIB/Bank of New York Securities Services joint venture.

Revenues from Asset Management declined mainly due to the impact of lower asset values on fee income.

Operating expenses were well controlled. Excluding the restructuring of the AIB joint venture with Bank of New York (see comment below on associated undertakings), costs were up 3% due to normal cost inflation and expansion of the corporate business internationally partly offset by good cost management. The cost income ratio declined significantly by 3% to 54%.

A full discussion on provisions is contained in the Provisions for loan losses section on page 27.

Income from associated undertakings increased due to the restructuring of the AIB joint venture with the Bank of New York. The AIB share of income from custody and trustee businesses is included in associated undertakings in 2002 whereas in 2001 the operating income and expense was included in Group operating income before provisions.

2001 performance

Income before taxes of Capital Markets division was €194 million for the year ended December 31, 2001 a growth of 22% compared with €159 million for the year ended December 31, 2000. The 22% growth in profit reflected buoyant customer activity and a strong treasury performance.

Corporate Banking had a record year, reporting a significant increase in income. Loans were up 29% since December 2000 and fee income was particularly strong. In Ireland the business performed very well and completed a number of high profile transactions for large corporate clients. Business in Britain continued to grow strongly. The special finance unit which focuses on project and acquisition finance arranged and underwrote many significant debt financing deals. The New York business, which was launched in 2001, exceeded first year profit expectations despite the downturn in US economic activity. International business conducted from the IFSC also had a strong year.

Global Treasury (formerly known as Treasury & International) reported strong growth in income principally reflecting a substantially increased contribution from interest rate management activities. Treasury customer business also performed strongly, and the Group continued to maintain a strong liquidity position in euro, US dollar and sterling operations.

Investment Banking income declined due to reduced revenues resulting from lower asset values and client volumes in asset management and stockbroking businesses. The International Financial Services business has responded successfully to the decline in IFSC licensed activities with higher income streams from its activities in Switzerland and Hungary. There was a good increase in corporate finance fees, with our teams involved in many large transactions in the domestic market. There was a substantial growth in new business volumes in the custody/trustee/fund administration businesses.

The division had higher credit and investment provisions reflecting the downturn in the global economic environment.

Poland

Poland comprises Bank Zachodni WBK (“BZWBK”), in which AIB has a 70.5% shareholding, together with its subsidiaries and associates.

	Years ended December 31,
	2002	2001	2000
	(Euro in millions)
Poland statement of income
Net interest income	272	275	252
Other finance income	—	—	1
Other income	188	163	153

Total operating income	460	438	406
Operating expenses
	351	358	296
Integration costs in continuing businesses
	—	38	—
Total operating expenses	351	396	296

Operating income before provisions	109	42	110
Provisions	46	9	23

Operating income—continuing activities	63	33	87
(Loss)/income on disposal of property	(2)	3	1

Income before taxes	61	36	88

2002 performance

Poland income before taxes was €61 million for the year 2002.

Operating income before provisions was up 36% on the 2001 level of €80 million, adjusting for integration costs.

In local currency terms revenue was up 10% despite slower economic conditions. Net interest income increased by 4% due to growth in business volumes and a stable net interest margin. Deposit margins declined in the substantially lower interest rate environment while lower funding costs and wider loan margins were positive features. Loans increased by 8%, a level below historical trends, due to management adopting a cautious approach in the more difficult economic environment. The savings market was sluggish with combined deposits and mutual funds volumes down 2% on December 2001, however average deposits were up 1%. The market was affected by tougher business conditions and the introduction of a new withholding tax on deposits.

Other income was up 21% including strong growth in card and current account fees and branch commissions. Operating expenses were up 3% reflecting implementation of a new branch technology platform offset by tight cost control and realization of integration benefits.

Including the use of general provisions in 2001 headline provisions increased from €9 million to €46 million. The gross provision charge declined in 2002 from 1.9% of loans (before the use in 2001 of general provisions of €47 million created on the acquisitions of WBK and Bank Zachodni) to 1.2%.

2001 performance

AIB successfully completed the merger of its Polish operations in 2001, bringing together WBK and Bank Zachodni to form Poland’s fifth largest bank.

Excluding merger costs income before taxes was lower at €74 million due to more difficult market conditions.

Revenue growth of 8% reflected slower economic conditions in Poland. Loans and deposits increased by 11% and 9% respectively. The net interest margin declined reflecting reduced deposit margins due to substantially lower interest rates. Other income growth of 6% reflected growth of 54% in card fees, a 12% increase in current account fees and branch commissions and a 7% increase in foreign exchange income partly offset by lower brokerage revenue as a result of the fall in equity markets. On a constant currency basis costs increased by 12%. This increase included further progress in developing a new branch technology platform and the expansion of the franchise with 68 new branches opened and 67 new ATMs installed in 2001.

Provisions reduced from €23 million to €9 million reflecting the use of general provisions which were created on acquisition and slightly better bad debt experience in BZWBK.

Group

Group includes interest income earned on capital not allocated to divisions, the funding cost of certain acquisitions, hedging costs in relation to the translation of foreign currency income, and unallocated costs of enterprise networks and central services.

	Years ended December 31,
	2002	2001	2000
	(Euro in millions)
Group statement of income
Net interest income	(25)	10	50
Other finance income	18	11	8
Other income	—	(8)	(42)

Total operating income	(7)	13	16
Total operating expenses	56	54	41

Operating loss before provisions	(63)	(41)	(25)
Provisions	(30)	55	(1)

Operating loss—continuing activities	(33)	(96)	(24)
Loss from associated undertakings	—	(1)	—
Income on disposal of property	—	93	—

Loss before taxes	(33)	(4)	(24)

2002 performance

Group reported a loss of €33 million for the year to December 2002, compared with a loss of €4 million in 2001. The increased loss arose mainly from lower capital income due to the lower level of capital as a result of the Fraud Losses in Allfirst in 2001 and lower investment yields. Offsetting this lower level of income was the release of €40 million unallocated credit provision which was created in 2001.

2001 performance

Group reported a loss of €4 million in the year to December 2001, compared with a loss of €24 million in 2000. One off items included a profit of €93 million from the sale of AIB’s interests in KCH and the €50 million additional unallocated credit provision created at Group level. Excluding these items, the reduced loss was primarily due to lower hedging costs on the translation of foreign currency profits.

Liquidity & capital resources

It is the Group’s policy to maintain a strong capital base and to utilize it efficiently in the Group’s development as a diversified international banking group.

The following table shows AIB Group’s capital resources at December 31, 2002, 2001 and 2000:

	December 31,
	2002	2001	2000
	(Euro in millions)
Stockholders’ funds-equity	4,408	4,871	4,734
Stockholders’ funds non-equity	235	279	264
Equity and non-equity minority interests	274	312	272
Reserve capital instruments	496	496	—
Undated capital notes	389	426	413
Dated capital notes	1,287	1,594	1,836

	7,089	7,978	7,519

As part of the Group’s capital management activities, the Group manages its mix of capital by currency in order to minimize the impact of exchange rate fluctuations on the Group’s key capital ratios.

Capital resources reduced by €889 million during the year ended December 31, 2002. The decrease arose primarily as a result of the impact of the weakening of US dollar, sterling and Polish zloty exchange rates against the euro as well as the impact of weaker international equity markets on the Group’s retirement benefit plan assets. The value of the US dollar, sterling, and Polish zloty weakened against the euro by 16%, 6% and 13% respectively, resulting in a negative foreign currency translation adjustment of €628 million. The actuarial losses in the Group’s retirement benefit plans, which are recognized directly in stockholders’ equity under FRS 17—Retirement benefits, amounted to €823 million. The decline in world-wide equity markets had a significant impact on the value of the Group’s funded retirement benefit plans and the actuarial loss arises mainly as a result of the difference between the actual return and the expected return on the pension plan assets. The actuarial loss is determined by valuations prepared in accordance with FRS 17 which requires retirement benefit plan assets and liabilities to be recorded at market values at the balance sheet date. These valuations are not indicative of the long-term funding position of the plans which are formally assessed by way of triennial actuarial valuations. The actuarial loss recognized also included €123 million from a reduction in the discount rates together with €18 million from experience gains and losses on plan liabilities. The net pension liability on funded plans recognized within stockholders’ funds was €482 million at December 2002. This compares to a net pension asset within stockholders’ funds of €314 million at December 2001. Stockholders’ equity benefited from net retentions of €590 million and issues of share capital €115 million. The redemption and maturity of dated capital notes of €247 million were offset by the issue of €100 million in subordinated debt due in 2013.

Capital resources increased by €459 million during the year ended December 31, 2001. The increase arose primarily as a result of net retentions of €350 million and the issue of €500 million 7.5% Step-Up Callable Perpetual Reserve Capital Instruments (RCI’s) on February 5, 2001. The value of the Polish zloty, US dollar and sterling strengthened against the euro by 10%, 6%, and 3% respectively, resulting in a positive foreign currency translation adjustment of €263 million. These increases were offset by redemptions of €311 million dated capital notes and the actuarial loss in recognized retirement benefit plans of €402 million.

Capital ratios

In carrying out the Group’s overall capital resources policy, a guiding factor is the supervisory requirements of the Central Bank of Ireland, which applies a capital/risk assets ratio framework in measuring capital adequacy. This framework analyzes a bank’s capital into three tiers. Tier 1 capital, comprizes mainly stockholders’ funds, minority equity interests in subsidiaries and Reserve Capital Instruments. It is the highest tier and can be used to meet trading and banking activity requirements. Tier 2 includes perpetual, medium-term and long-term subordinated debt, general provisions for loan losses and fixed asset revaluation reserves. Tier 2 capital can be used to support both trading and banking activities. Tier 3 capital comprizes short-term subordinated debt with a minimum original maturity of two years. The use of tier 3 capital is restricted to trading activities only and it is not eligible to support counterparty or settlement risk. The aggregate of tiers 2 and 3 capital included in the risk asset ratio calculation may not exceed tier 1 capital. AIB does not currently use tier 3 capital in its capital calculation. The capital adequacy framework also applies risk weightings to balance sheet and off-balance sheet exposures, reflecting the credit and other risks associated with broad categories of transactions and counterparties, to arrive at a figure for risk weighted assets. An internationally agreed minimum total capital (to risk weighted assets) ratio of 8% and a minimum tier 1 capital (to risk weighted assets) ratio of 4% are the base standards from which the Central Bank of Ireland sets individual capital ratios for credit institutions under its jurisdiction.

The EU Capital Adequacy Directive (CAD) distinguishes the risks associated with a bank’s trading book from those in its banking book. Trading book risks are defined as those risks undertaken in order to benefit in the short-term from movements in market prices such as interest rates, foreign exchange rates and equity prices. The remaining risks, relating to the normal retail and wholesale banking activities, are regarded as banking book risks.

The following table shows the components and calculation of the Group’s tier 1 and total capital ratios at December 31, 2002 and 2001.

	December 31,
	2002	2001
	(Euro in millions)
Tier 1
Paid-up ordinary share capital	287	284
Eligible reserves	4,201	3,966
Equity minority interests in subsidiaries	181	191
Non-cumulative preference shares	274	302
Reserve capital instruments (note a)	496	496
Less:—Intangible fixed assets	(457)	(495)
—Own shares	(176)	(245)

Total tier 1 capital	4,806	4,499

Tier 2
Fixed asset revaluation reserves (note b)	457	430
General provisions	427	470
Subordinated perpetual loan capital	294	312
Subordinated term loan capital	1,344	1,547

Total tier 2 capital	2,522	2,759

Gross capital	7,328	7,258
Supervisory deductions (note c)	(341)	(294)

Total capital	6,987	6,964

Notes:

(a)	Reserve capital instruments are included within subordinated liabilities in the consolidated balance sheet.
(b)	Includes the stockholders interest in the long-term assurance business.
(c)	Supervisory deductions at the total capital level relate to investments in non-consolidated financial entities, primarily the long-term assurance business attributable to stockholders.

Risk weighted assets

Banking book:
On balance sheet	53,961	54,839
Off-balance sheet	11,521	10,854

	65,482	65,693

Trading book:
Market risks	3,099	2,897
Counterparty and settlement risks	658	268

	3,757	3,165

Total risk weighted assets	69,239	68,858

Capital ratios
Tier 1 capital	6.9%	6.5%
Total capital	10.1%	10.1%

The Group’s capital ratios remained strong with the tier 1 ratio improving to 6.9% and the total capital ratio at 10.1%. Tier 1 capital increased by €307 million to €4.8 billion reflecting net retentions of €545 million, issue of shares €115 million, and lower deduction for own shares of €69 million. These were offset by €420 million of negative currency translation and other movements. Tier 2 capital decreased by €237 million since December 2001 reflecting redemptions of subordinated debt, lower general provisions for loan losses, and currency factors, partly offset by the issue of €100 million in new subordinated debt and an increase in stockholders’ equity qualifying as tier 2 capital. Supervisory deductions increased by €47 million, primarily reflecting the increase in the long-term assurance business attributable to stockholders. Risk weighted assets increased marginally to €69.2 billion, an increase of 10% excluding currency factors.

The transaction involving the disposal of Allfirst and the acquisition of the strategic interest in M&T will have a positive impact on the Group’s capital ratios. Although the quantum of capital qualifying for regulatory purposes will reduce, this will be more than offset by the de-consolidation of the risk weighted assets of Allfirst together with the expected gain on disposal. Even when the proposed buyback is taken into account the impact on the capital ratios is positive.

The Basel Committee on Banking Supervision and the European Union have developed proposals to significantly revise the capital adequacy regime in operation for all “internationally active banks”. These proposals are designed to bring the capital adequacy regime more into line with best practice risk management in financial institutions. The regime is based on three so-called “Pillars”. Pillar One sets the rules for determining the capital requirements for credit risk and securitizations and introduces a new capital requirement for operational risk. Pillar Two enhances the supervisory role of the regulators. Pillar Three sets out detailed disclosure requirements designed to strengthen the role of the market in bringing discipline to risk management practices in banks and other financial institutions. While these proposals have yet to be finalised and adopted, the Group has participated actively in the consultative process surrounding them and has participated in the Quantitative Impact Studies (QIS) requested by the Basel Committee as part of its preparation for their implementation

The table below provides details of the contractual cash obligations of the Group as of December 31, 2002.

	Less than 1 year	1 to 4 years	4 to 5 years	After 5 years	Total
	(Euro in millions)
Contractual cash obligations
Long term debt	—	—	190	1,097	1,287
Capital lease obligations	30	2	6	11	49
Operating leases	3	15	1	35	54
Finance leases	1	—	—	—	1
Other long term obligations (funding of Icarom)	11	34	11	56	112

Total	45	51	208	1,199	1,503

The table above excludes deposits and other liabilities taken in the normal course of banking business and short term and undated liabilities. The maturity of deposits by banks is given in Note 34, customer accounts in Note 35, and debt securities in issue in Note 36 of the Notes to Consolidated Financial Statements.

In addition, AIB Group is party to contingent liabilities and commitments with nominal amounts of €26.3 billion at December 31, 2002 (see Note 43 “Memorandum items: Contingent liabilities and commitments” of the Notes to Consolidated Financial Statements).

Further discussion on liquidity is included in Item 11 “Quantitative and qualitative disclosures about market risk—Liquidity risk” on page 60.

Off-balance sheet arrangements

AIB utilizes Special Purpose Entities (also known as Special Purpose Vehicles “SPV’s”) in the ordinary course of business, primarily to provide liquidity and facilitate customer transactions.

Under Irish GAAP, financial statements are required to reflect the substance of the transactions rather than their legal form. As a result the substance of transactions with a Special Purpose Entity forms the basis for the treatment in the Group’s financial statements. An SPV is consolidated in the financial statements if it meets the criteria for consolidation in Financial Reporting Standard 2 “Accounting for Subsidiaries”, or if the risks and rewards associated with the SPV reside with the Group such that the substance of the relationship is that of a subsidiary. The key areas where the Group uses SPV’s are set out below.

Structuring of loans

The Group structures certain financing transactions, including funding the purchase or construction of certain assets, through SPV’s to ensure the availability of credit to customers in an efficient manner. These SPV’s are consolidated in the financial statements and the exposures are included within loans to customers.

Financing transactions

The Group has used SPV’s to securitize some of its Asset Backed Securities portfolio. Under these transactions the Group’s exposure to loss is limited. These transactions have been accounted for in accordance with Financial Reporting Standard 5 “Reporting the substance of transactions” and details are included in Note 25 of the Notes to Consolidated Financial Statements.

Asset management

The Group provides asset management services to a large number of clients on an arms length basis and at market terms and prices. These assets are not consolidated in the Group’s financial statements, as they are not assets of AIB or its subsidiaries.

AIB also manages third party assets through SPV’s in which it has acquired interests. These SPV’s, primarily Collateralized Debt Obligations (“CDO’s”), are not consolidated in the Group’s financial statements. AIB does not have control over the SPV’s nor does it bear the significant risks and rewards that are inherent in the assets. Accordingly, the Group’s interests are included within equity shares. A CDO is an investment vehicle which allows third party investors to make debt and/or equity investments in a vehicle containing a portfolio of loans and bonds with certain common features. The CDO’s invest in a range of senior secured loans, mezzanine loans and high yield bonds.

Employee compensation trusts

AIB and some of its subsidiary companies use trust structures to benefit employees and to facilitate the ownership of the Group’s equity by employees. The Group consolidates these trust structures where the risks and rewards of the underlying shares have not been transferred to the employees. Details of these structures are provided in Notes 31 and 50 of the Notes to Consolidated Financial Statements.

Capital expenditure commitments

At December 31, 2002, the total estimated outstanding commitments for capital expenditure not provided for in the accounts amounted to €49 million (2001: €69 million; 2000: €69 million). AIB Group believes that its capital resources are adequate to meet such commitments.

Placings with banks

The following table analyzes placings with banks, based on the offices from which the placing is made.

	December 31,
	2002	2001
	(Euro in millions)
Placings with banks, repayable within 30 days:
Domestic offices	1,653	1,949
Foreign offices	2,208	2,192

	3,861	4,141

Placings with banks, repayable beyond 30 days:
Domestic offices	810	945
Foreign offices	117	961

	927	1,906

Total	4,788	6,047

AIB Group places funds with other banks for a number of reasons, including liquidity management, the facilitation of international money transfers and the conduct of documentary credit business with correspondent banks.

Limits on the aggregate amount of placings that may be made with individual institutions are established in accordance with AIB Group credit policy.

Deposits by customers

The following table analyzes average deposits by customers based on the location of the offices in which the deposits are recorded.

	December 31,
	2002	2001
	(Euro in millions)
Domestic offices
Current accounts	7,098	6,012
Deposits:
Demand	4,389	4,137
Time	11,099	10,695

	22,586	20,844

Foreign offices
Current accounts	8,193	7,388
Deposits:
Demand	6,106	5,778
Time	10,947	12,344

	25,246	25,510

Total	47,832	46,354

Current accounts are primarily non-interest bearing checking accounts raised through AIB Group’s branch network in Ireland, Northern Ireland, Britain, the United States and Poland.

Demand deposits attract interest rates which vary from time to time in line with movements in market rates and according to size criteria. Such accounts are not subject to withdrawal by check or similar instrument and have no fixed maturity dates.

Time deposits are generally larger, attract higher rates of interest than demand deposits and have predetermined maturity dates.

Customer deposits by currency

The following table analyzes customer deposits by currency.

	December 31,
	2002	2001
	(Euro in millions)
Euro	24,891	22,747
US dollar	13,527	16,104
Sterling	10,776	10,928
Polish zloty	3,636	4,607
Other currencies	146	171

	52,976	54,557

The following table shows details of the Group’s large time deposits and certificates of deposit (US$ 100,000 and over or the equivalent in other currencies) by time remaining until maturity.

	December 31, 2002
	3 months or less	After 3 months but within 6 months	After 6 months but within 12 months	After 12 months
	(Euro in millions)
Large time deposits
Domestic offices	7,607	184	95	342
Foreign offices	2,276	258	145	288
Certificates of deposit
Domestic offices	—	—	—	—
Foreign offices	984	282	163	8

	10,867	724	403	638

Short-term borrowings

The following table shows details of short-term borrowings of AIB Group for the years ended December 31, 2002, 2001 and 2000.

	December 31,
	2002	2001	2000
	(Euros in millions)
Commercial paper:
End of year outstandings	224	133	338
Highest month-end balance	224	338	338
Average balance	89	186	249
Average rate of interest
At end of year	4.18%	3.44%	4.94%
During the year	3.38%	4.38%	4.18%
Federal funds purchased:
End of year outstandings	491	546	544
Highest month-end balance	909	1,066	1,137
Average balance	565	859	737
Average rate of interest
At end of year	1.24%	1.63%	6.46%
During year	1.64%	3.94%	6.19%
Repurchase agreements:
End of year outstandings	3,181	2,468	2,363
Highest month-end balance	7,844	2,478	3,067
Average balance	4,218	2,046	2,115
Average rate of interest
At end of year	2.50%	2.84%	5.25%
During year	2.85%	4.09%	4.72%
Master demand notes of Allfirst Financial Inc.:
End of year outstanding	250	301	323
Highest month–end balance	328	323	366
Average balance	259	286	328
Average rate of interest
At end of year	1.25%	1.75%	5.75%
During year	1.59%	3.68%	5.49%
Other short-term borrowings:
End of year outstandings	17,310	17,034	15,806
Highest month-end balance	21,626	24,182	18,895
Average balance	17,706	17,864	15,010
Average rate of interest
At end of year	2.79%	3.46%	5.82%
During year	3.01%	4.47%	5.79%

Average interest rates during the year are computed by dividing total interest expense by the average amount borrowed. Average interest rates at the year end are average rates for a single day and as such may reflect one-day market distortions which may not be indicative of generally prevailing rates.” Other short-term borrowings” consist principally of borrowings in the inter-bank market included within “Deposits by banks” in the Consolidated Financial Statements and generally have remaining maturities of one year or less. The maturity profiles of the above outstandings are disclosed in notes 34, 35 and 36 of the Consolidated Financial Statements.

Trend information

See Item 5 — “Operating results” on pages 19 to 35.

Item 6.     Directors, Senior Management & Employees

Directors & senior management

Certain information in respect of the Directors and Executive Officers is set out below, with the age of each such person as at December 31, 2002 in parentheses and, in the case of Executive Directors, the year of appointment to their present position in square brackets. At each Annual General Meeting, the terms of office of Directors appointed since the previous Annual General Meeting, together with the terms of one-third by rotation of the remaining Directors expire. Such Directors are generally eligible to stand for re-appointment. In addition, directors are required to submit themselves for re-appointment every three years.

Name	Principal occupation	Year in which appointed Director

Chairman

† Lochlann Quinn (61)	Chairman of AIB (from 1997) and Deputy Chairman, Glen Dimplex	1995

Deputy Chairman

#† Dermot Gleeson (54)	Deputy Chairman and Senior Independent Non-Executive Director of AIB and Barrister	2000

Group Chief Executive

* Michael Buckley (57) [2001]	Group Chief Executive	1995

Directors

# Adrian Burke (61)	Chartered Accountant	1997

* Colm Doherty (44) [1999]	Managing Director, AIB Capital Markets	2003

ø Padraic M. Fallon (56)	Chairman, Euromoney Institutional Investor PLC	1998

ø Don Godson (63)	Company Director	1997

#† Derek A. Higgs (58)	Company Director	2000

* Gary Kennedy (44) [2002]	Group Director, Finance & Enterprise Technology	1997

† John B. McGuckian (63)	Chairman of Ulster Television plc	1977

* Aidan McKeon (55) [2001]	Managing Director AIB Bank GB&NI	2003

ø Carol Moffett (50)	Bank Director	1995

† Jim O’Leary (46)	University Lecturer	2001

# Michael J. Sullivan (63)	Attorney-at-Law	2001

Robert Wilmers (68)	Chairman, President and Chief Executive Officer of M&T Bank Corporation	2003

*	Indicates Executive Director
†	Indicates member of Nomination and Remuneration Committee
#	Indicates member of Audit Committee
ø	Indicates member of Social Affairs Committee

Mr. Frank P. Bramble retired as an Executive Director on April 19, 2002.

Name	Principal occupation	Year in which appointed to present position
Other Executive Officers

Shom Bhattacharya (51)	Group Chief Risk Officer	2002

Gerry Byrne (46)	Managing Director, Poland Division	2001

Donal Forde (42)	Managing Director, AIB Bank ROI	2002

Michael J. Lewis (54)	Head of Strategic Human Resources	1997

Declan McSweeney (49)	Chief Financial Officer	1997

Eugene Sheehy(1) (48)	CEO USA Division and Executive Chairman of Allfirst Financial Inc. and Allfirst Bank	2002

(1)	Mr. Sheehy joined the Executive Management Committee of M&T Bank Corporation on completion of the acquisition by AIB of a strategic stake in M&T Corporation and the disposal of Allfirst Financial, Inc., at which stage he stepped down from the AIB Group Executive Committee.

Ms. Susan Keating stepped down as President and Chief Executive of Allfirst Financial Inc. with effect from July 31, 2002. Mr. Pat Ryan retired as Group Treasurer on June 2, 2002.

Compensation

Aggregate remuneration of Directors and Officers

The aggregate remuneration for the year ended December 31, 2002 of all Directors and Executive Officers as a group amounted to €10.196 million: the corresponding figure for the year ended December 31, 2001 was €7.472 million. These sums include amounts paid under the Group’s Employees’ Profit Sharing Plans, together with pension and other remuneration paid to former Directors (2002: €0.593 million; 2001: €0.467 million).

Included above is an aggregate amount set aside by AIB, in the years ended December 31, 2002 and 2001, to provide pension benefits for Directors and Executive Officers of AIB which amounted to €1.054 million and €1.081 million respectively.

Remuneration policy

The Company’s policy in respect of the remuneration of the executive directors is to provide remuneration packages that attract, retain, motivate and reward the executives concerned and, by ensuring strong links between performance and reward, encourage them to enhance the Company’s performance. In considering such packages, cognisance is taken of: the levels of remuneration for comparable positions, as advised by external consultants; the responsibilities of the individuals concerned; their individual performances measured against specific and challenging objectives; and overall Group performance.

Remuneration

	December 31, 2002
	Fees(1)	Salary	Bonus(2)	Profit share(3)	Taxable benefits(4)	Pension contributions(5)	Total
	(Euro in thousands)
Executive directors
Frank P Bramble	9	236	—	—	4	666	915
Michael Buckley	29	539	250	13	52	57	940
Gary Kennedy	29	296	125	10	45	30	535

	67	1,071	375	23	101	753	2,390

Non-executive directors
Adrian Burke	80					—	80
Padraic M Fallon	31					—	31
Dermot Gleeson	88					—	88
Don Godson	41					—	41
Derek A Higgs	69					—	69
John B McGuckian	83					—	83
Carol Moffett	41					—	41
Jim O’Leary	37					—	37
Lochlann Quinn	216					—	216
Michael J Sullivan	57					—	57

	743					—	743

Former directors
Pensions(6)							106
Other payments(7)							487

							593

Total							3,726

	December 31, 2001
	Fees(1)	Salary	Bonus(2)	Profit share(3)	Taxable benefits(4)	Pension contributions(5)	Total
	(Euro in thousands)
Executive directors
Frank P Bramble	29	811	—	—	21	619	1,480
Michael Buckley	29	502	—	9	65	80	685
Kevin J Kelly	24	144	—	9	18	23	218
Gary Kennedy	29	282	—	9	37	42	399
Thomas P Mulcahy	43	380	—	9	16	59	507

	154	2,119	—	36	157	823	3,289

Non-executive directors
Adrian Burke	65					—	65
Padraic M Fallon	31					—	31
Dermot Gleeson	45					—	45
Don Godson	46					—	46
Derek A Higgs	43					—	43
John B McGuckian	75					—	75
Carol Moffett	43					—	43
Jim O’Leary	1					—	1
Lochlann Quinn	207					—	207
Michael J Sullivan	16					—	16

	572					—	572

Former directors
Pensions(6)							103
Other payments(7)							364

							467

Total							4,328

(1)	Fees comprise a fee paid in respect of service as a director, and additional remuneration paid to any non-executive director who holds the office of Chairman or Deputy Chairman, serves on the board of a subsidiary company, or performs services outside the ordinary duties of a director, such as through membership of Board Committees.
(2)	The executive directors participate in a discretionary, performance-related, incentive plan for senior executives under which bonuses may be earned on the achievement of specific, performance-related objectives, reviewed annually. The bonus may range from 0% to 60% of annual salary, except that the bonus for Mr.Frank P Bramble, former Chief Executive, USA Division, ranged from 0% to 160% of annual salary.
(3)	Information on the employees’ profit sharing plans, which are operated on terms approved by the stockholders, is given on page 47.
(4)	Taxable benefits include the use of a company car or the payment of a car allowance, and benefit arising from loans made at preferential interest rates. Taxable benefits also include any allowances related to the undertaking of international assignments within the Group.
(5)	Pension contributions represent payments to defined benefit pension plans, in accordance with actuarial advice, to provide post-retirement pensions. The fees of the non-executive directors who joined the Board since 1990 are not pensionable. The pension benefits earned during the year, and accrued at year-end (or date of retirement, if earlier), are as follows:

	Increase in accrued benefits during 2002(a)	Accrued benefit at year-end(b)	Transfer values(c)
	(Euro in thousands)
Executive directors
Frank P Bramble	9	375	85
Michael Buckley	1	285	15
Gary Kennedy	10	57	84

Non-executive directors
Padraic M Fallon	0.4	11	4
John B McGuckian	0.06	17	0.7

(a)	Increases are after adjustment for inflation, and reflect additional pensionable service and earnings.
(b)	Figures represent the accumulated total amounts of accrued benefits payable at normal retirement dates, as at December 31, 2002, and as at actual retirement date in respect of Mr. Bramble.
(c)	Figures show the transfer values of the increases in accrued benefits during 2002. These transfer values do not represent sums paid or due, but the amounts that the pension plan would transfer to another pension plan, in relation to the benefits accrued in 2002, in the event of the member leaving service.
(6)	Pensions represent the payment of pensions to former directors or their dependants granted on an ex-gratia basis and fully provided for in the balance sheet.
(7)	Other payments comprise
(a)	payments by Allfirst Financial Inc.(“Allfirst”) of €169,060 to Mr Frank P Bramble following his retirement from the Board; these payments comprised (i) salary of €98,096 for the period from his retirement from the Board on April 19, 2002 up to May 31, 2002, and (ii) pension funding costs of €70,396 and taxable benefits of €568 for that period;
(b)	remuneration of €280,474 paid to Mr Jeremiah E Casey under the terms of a post-retirement consultancy contract approved by stockholders at the 1999 Annual General Meeting (2001: €296,634), and
(c)	payments of €37,950, in aggregate, to two former directors who served on the boards of subsidiary companies (2001: €67,760 to one such director).

Board practices

Appointment of directors

Non-Executive Directors appointed since 1990 are appointed for an initial period of six years, which may be extended for a further period of three years. Following co-option, Directors must retire at the next Annual General Meeting and may go before the stockholders for re-election.

Directors are required to submit themselves for re-election every three years.

Changes in directorate

•	Mr Frank P Bramble retired as an Executive Director on April 19, 2002.

•	Mr Dermot Gleeson was appointed Deputy Chairman and Senior Independent Non-Executive Director with effect from October 8, 2002.

•	Mr Colm Doherty and Mr Aidan McKeon were appointed Executive Directors with effect from February 13, 2003.

•	Mr Robert Wilmers was appointed as a Non-Executive Director on April 1, 2003.

Audit committee

Members: Mr Adrian Burke, Chairman, Mr Dermot Gleeson, Mr Derek A Higgs and Mr Michael J Sullivan.

The Audit Committee met on twelve occasions during 2002. The Auditors are invited to attend meetings of the Audit Committee, along with the Group Chief Executive, the Group Director, Finance & Enterprise Technology, the Chief Financial Officer, the Group Chief Risk Officer, the General Manager, Regulatory Compliance & Business Ethics, and the Group Internal Auditor. The Audit Committee reviews the Group’s annual and interim accounts; the scope of the audit and the findings, conclusions and recommendations of the internal and external Auditors; reports on compliance, the nature and extent of non-audit services provided by the Auditors; and the effectiveness of internal controls. The Committee is responsible for ensuring the cost-effectiveness of the audit and for confirming the independence of the Auditors, the Group Internal Auditor, and the General Manager, Regulatory Compliance & Business Ethics, each of whom it meets separately at least once each year, in confidential session, in the absence of Management. Each of these parties has unrestricted access to the Chairman of the Audit Committee.

A written report is submitted annually to the Board showing the issues considered by the Committee.

Nomination and remuneration committee

Members: Mr Lochlann Quinn, Chairman, Mr Dermot Gleeson (from November 1, 2002), Mr Derek A Higgs, Mr John B McGuckian, and Mr Jim O’Leary (from June 1, 2002).

The Nomination and Remuneration Committee met on five occasions during 2002. The Committee is responsible for recommending candidates to the Board for appointment as Directors. Its remit also includes, inter alia, recommending to the Board appropriate remuneration policies, and determining, under advice to the Board, the specific remuneration packages of the Executive Directors.

Social affairs committee

Members: Ms Carol Moffett, Chairman, Mr Padraic M Fallon, and Mr Don Godson.

The Social Affairs Committee met on five occasions during 2002. Its role, as defined in guidelines approved by the Board, is to assist the Company in discharging its social responsibilities. This includes developing corporate-giving and sponsorship policies and reviewing responses to a range of social responsibility issues.

Service contracts

There were no service contracts in force for any director with the Company or any of its subsidiaries.

Share ownership

Interests in shares

The beneficial interests of the directors and the secretary in office at December 31, 2002, and of their spouses and minor children, are as follows:

	Ordinary shares of €0.32
	December 31,	January 1,
	2002	2002
Ordinary shares

Directors:
Michael Buckley	177,610	176,605
Adrian Burke	10,642	10,642
Padraic M Fallon	8,377	8,148
Dermot Gleeson	12,056	2,000
Don Godson	25,099	25,099
Derek A Higgs	5,000	5,000
Gary Kennedy	26,776	25,355
John B McGuckian	67,557	66,113
Carol Moffett	13,125	15,675
Jim O’Leary	—	—
Lochlann Quinn	420,055	314,588
Michael J Sullivan	700	700

Secretary:
W M Kinsella	14,674	13,897

Share options

To encourage focus on long-term shareholder value, executive directors are eligible for grants of share options. Options are usually granted on a phased basis. The exercise of options granted between January 1, 1996 and December 31, 2000 is conditional on the achievement of earnings per share (“EPS”) growth of at least 2% per annum, compound, above the increase in the Consumer Price Index (“CPI”) in Ireland over a period of not less than three and not more than five years from date of grant. The exercise of options granted since January 1, 2001 is conditional on the achievement of EPS growth of at least 5% per annum, compound, above the increase in the CPI over a period of not less than three and not more than five years from date of grant. The percentage of share capital that may be issued under the share option scheme, and individual grant limits, comply with the requirements of the Irish Association of Investment Managers.

Details of the executive directors’ share options are given on page 46; additional information in relation to the Executive Share Option Plan is given on pages 47 and 48. Non-executive directors do not participate in those plans.

	December 31, 2002	January 1, 2002	Since January 1, 2002		Price of options exercised		Market price at date of exercise		Weighted average subscription price of options outstanding at December 31, 2002
			Granted	Exercised
Directors:					€		€		€
Michael Buckley	281,500	216,500	65,000	—		—		—		10.77
Gary Kennedy	155,000	105,000	50,000	—		—		—		9.71

Secretary:
W M Kinsella	65,000	60,000	5,000	—		—		—		9.26

The options outstanding at December 31, 2002 are exercisable at various dates between 2003 and 2012. Details of these are shown in the Register of Directors’ and Secretary’s Interests, which may be inspected by stockholders at the Company’s Registered Office.

Long Term Incentive Plan

Under the terms of the Long Term Incentive Plan approved by stockholders at the 2000 Annual General Meeting, awards of shares may be granted to key executives and other employees (see Note 41 of the notes to the Consolidated Financial Statements). These awards will not vest in the award holders unless (a) the growth in the Company’s EPS, as defined in the Rules of the Plan, in any three consecutive years within the five years following the grant is not less than the growth in the Irish CPI plus 5% per annum, compound, over the same three year period; and (b) the growth in the Company’s core EPS, as defined in the Rules of the Plan, over the three year period during which the criterion at (a) is satisfied, is such as to position the Company in the top 20% of the FTSE Eurotop Banks Retail Index. Partial vesting, on a reducing scale, will occur if the growth in the Company’s core EPS positions the Company outside the top 20% of that Index but still within its top 45%, subject to the criterion at (a) being satisfied. Vested shares must be held until normal retirement date, except that award holders may dispose of shares sufficient to meet the income tax liability arising on vesting.

The following conditional grants of awards of ordinary shares have been made under the terms of the Plan:

	Total as at December 31, 2002	Granted during 2002	Total as at January 1, 2002
Directors:
Michael Buckley	38,000	20,000	18,000
Gary Kennedy	20,000	10,000	10,000
Secretary:
W M Kinsella	4,500	4,500	—

Apart from the interests set out above, the directors and secretary and their spouses and minor children have no interests in the shares of the Company.

The year-end market price, on the Irish Stock Exchange, of the Company’s ordinary shares was €12.86 per share; during the year the price ranged from €10.92 to €15.70 per share.

There were no changes in the above interests between December 31, 2002 and February 18, 2003.

Employee share plans

The Company operates employee profit sharing plans on terms approved by the stockholders. All employees, including executive directors, of the Company and certain subsidiaries are eligible to participate, subject to minimum service periods. The directors at their discretion may set aside each year a sum not exceeding 5% of eligible profits of participating companies in the Republic of Ireland and the UK.

Eligible employees in the Republic of Ireland may elect to receive their profit sharing allocations either in shares or in cash. Such shares are held by Trustees for a minimum period of two years and are required to be held for a total period of three years for the employees to obtain the maximum tax benefit. Such employees may also elect to forego an amount of salary, subject to certain limitations, towards the acquisition of additional shares. The maximum market value of shares that may be appropriated to any employee in a year may not exceed €12,700.

In December 2002 the Company launched a Share Ownership Plan in the UK to replace the profit sharing plan that previously operated for UK—based employees. The Plan, which was approved by stockholders at the 2002 Annual General Meeting, provides for the receipt by eligible employees of shares in a number of categories: Partnership Shares, in which employees may invest up to STG£1,500 per annum from salary; Free Shares, involving the award by the Company of shares up to the value of STG£3,000 per annum per employee; and Dividend Shares, which may be acquired by employees by re-investing dividends of up to STG£1,500 per annum.

Share option plan

The Company operates a share option plan on terms approved by the stockholders. Officials may participate in the plan at the discretion of the directors. Options are granted at the market price, being the middle market quotation of the Bank’s shares on the Irish Stock Exchange on the day on which the option is granted. The exercise of options granted between January 1, 1996 and December 31,2000 is conditional on the achievement of earnings per share (“EPS”) growth of at least 2% per annum, compound, above the increase in the CPI over a period of not less than three and not more than five years from date of grant. The exercise of options granted since January 1, 2001 is conditional on the achievement of EPS growth of at least 5% per annum, compound, above the increase in the CPI over a period of not less than three and not more than five years from date of grant. Options may not be transferred or assigned and may be exercized only between the third and seventh anniversaries of their grant in the case of the options granted up to December 31, 2000, and between the third and tenth anniversaries of their grant in the case of options granted subsequent to that date.

At December 31, 2002 options were held by some 3,555 participants over 29,518,229 ordinary shares in aggregate (3.3% of the issued ordinary share capital), at prices ranging from €4.19 to €15.46 per share; these options may be exercised at various dates up to December 4, 2012.

Subscription price	Exercise period
€4.19	March 1999 - March 2003
€5.80/€6.25	May 2000 - May 2004
€7.61	October 2000 - October 2004
€11.90/€12.20	April 2001 - April 2005
€10.02	May 2003 - May 2007
€11.98	April 2004 - April 2011
€14.05/€15.46	May 2004 - May 2006
€12.40	September 2004 - September 2011
€13.55	June 2005 - June 2012
€13.90	December 2005 - December 2012

At December 31, 2002, Executive Directors and Officers as a group held options, under the AIB Share Option Plan, over a total of 1,379,500 ordinary €0.32 shares.

The following is a summary of the changes in outstanding options under the AIB Executive Share Option Plan for the years ended December 31, 2002, 2001 and 2000.

	Years ended December 31,
	2002	2001	2000
Shares subject to options at January 1	29,808,629	29,379,228	19,973,976
Options exercised at €2.64	—	—	(30,000)
Options exercised at €3.32	—	(40,000)	—
Options exercised at €3.36	—	(149,000)	(680,500)
Options exercised at €3.38	(260,000)	(1,851,728)	(476,748)
Options exercised at €3.68	—	—	(200,000)
Options exercised at €4.19	(1,223,000)	(664,000)	(165,000)
Options exercised at €5.80	(1,171,000)	(620,000)	(384,000)
Options exercised at €6.25	(20,000)	(150,000)	(15,000)
Options exercised at €7.61	(20,000)	—	—
Options exercised at €11.90	(462,500)	(7,500)	—
Options granted	3,127,100	4,246,929	11,668,700
Options lapsed, in respect of former employees	(261,000)	(335,300)	(312,200)

Shares subject to options at December 31	29,518,229	29,808,629	29,379,228

Limitations on profit-sharing and executive share option plans

Under the terms of the employees’ profit sharing plans the aggregate number of shares which may be purchased/held by the Trustees in any 10 year period may not exceed 10% of the issued ordinary share capital. The aggregate number of shares issued under the share option plan in any 10 year period may not exceed 5% of the issued ordinary share capital. The Company complies with guidelines issued by the Irish Association of Investment Managers in relation to those plans.

Employees

As at December 31, 2002 AIB Group employed approximately 31,300 staff (2001: approximately 31,800) on a world wide basis in the Republic of Ireland, Northern Ireland, Great Britain, USA, and Poland operating out of approximately 1,100 (2001: 1,100) offices.

AIB Group offers a wide range of employee relations programs and the continued success of the Group, in part, can be attributed to the positive commitment of our employees in each of the areas in which we operate.

The sole recognized trade union for Bank Officials in the Republic of Ireland, Northern Ireland and Great Britain is the Irish Bank Officials’ Association (“IBOA”). Since February 2000, AIB and the IBOA have conducted their relations in keeping with agreed partnership principles, which underpin the approach to be taken in employee and industrial relations matters. In 2002, this partnership ethos continued to develop in a constructive manner and joint initiatives involving deepening the understanding of the relationship as well as joint problem solving were undertaken.

In terms of consultation, the AIB European Staff Forum continues to meet. AIB Group uses the forum to provide information, exchange views and consult with staff members on issues which affect the Group’s operations across national boundaries within Europe. In AIB Bank, staff members are also afforded the opportunity of meeting with and providing feedback to management by means of a staff consultative/voice process—AIB Consult.

In the Republic of Ireland, the current national collective pay agreement, “The Programme for Prosperity and Fairness” (“PPF”) provided for two payments in 2002—a once-off lump sum equivalent to 1% of basic pay and a general pay increase of 4%. The PPF agreement, for AIB, expired at the end of April 2003 and a successor agreement called “Sustaining Progress” came into place at that time. Under the terms of this new national collective pay agreement, pay increases of 7% will be granted over 18 months (3% for 9 months, 2% for the next 6 months and 2% for the final 3 months).

In 2002, in Northern Ireland a general annual pay increase of 2.35% was agreed while in Great Britain the general annual pay increase was settled at 2%. For 2003 the annual pay increase in both Northern Ireland and Great Britain was settled recently at 2.5%.

In Poland, BZWBK developed an internal recruitment program which aims at filling any vacant positions with its own experienced and educated resources. The Bank’s objective is to retain the most appropriate skills for its current and developing business and open up career opportunities for staff at every level. BZWBK is heavily investing in training programs and management development to improve the professional qualifications of the employees.

The numbers of employees within the major operating divisions for the years ended December 31, 2002, 2001 and 2000 were as follows:

	Years ended December 31,
	2002	2001	2000
AIB Bank ROI	9,920	9,723	9,906
AIB Bank GB & NI	3,078	2,962	2,619
USA	5,619	5,938	5,738
Capital Markets	2,484	2,225	2,341
Poland	9,541	10,218	11,881
Group	679	731	709

Total	31,321	31,797	33,194

Item 7. Major shareholders and related party transactions

Major shareholders

AIB is not directly or indirectly owned or controlled by another corporation or any foreign government. There are no arrangements known to AIB, the operation of which may at a subsequent date result in a change of control of AIB.

The following substantial interest in the ordinary share capital had been notified to the Company at February 18, 2002:

The Capital Group Companies, Inc. 4.84%

At the same date, subsidiaries of the Company had aggregate interests in 3.52% of the Ordinary Share Capital. With the exception of 5.6 million shares (0.6%) held by a subsidiary (see Note 41 of the Notes to Consolidated Financial Statements), these shares represented non-beneficial interests. None of the clients for whom these shares and the shares of The Capital Group Companies, Inc. are held had a beneficial interest in 3% or more of the Ordinary Share Capital.

The following table sets forth information, at December 31, 2002, with respect to the percentage of Ordinary shares owned by Directors and Executive Officers of AIB as a group:

Title of class	Identity of person or group	Number owned	Percent of class
Ordinary shares	Directors and Executive Officers of AIB as a group	908,022	0.10%

Related party transactions

a) Subsidiary undertakings

In accordance with Financial Reporting Standard 8 “Related Party Transactions”, transactions or balances between Group entities that have been eliminated on consolidation are not reported.

b) Associated undertakings and joint ventures

From time to time the Group provides certain banking and financial services for associated undertakings. Details of loans to associates are set out in note 24, while deposits from associates are set out in note 35.

c) The Group provides certain banking and financial services for the AIB Group Pension Funds and also for unit trusts and investment funds managed by Group companies which are conducted on similar terms to third party transactions and are not material to the Group.

d) Interest of management in certain transactions

Loans to non-executive directors are made in the ordinary course of business on normal commercial terms and do not involve more than the normal risk of collectibility or present other unfavourable features. Loans to executive directors are made on terms applicable to other employees in the Group, in accordance with established policy. At December 31, 2002 the aggregate amount outstanding in loans to persons who at any time during the year were directors was €42.8 million in respect of 6 persons; the amount outstanding in respect of quasi-loans (effectively, credit card facilities), to 6 persons, was €0.03 million (2001: €42.8 million in respect of loans to 7 persons and €0.07 million in respect of quasi-loans to 7 persons).

Item 8. Financial information

Consolidated statements and other financial information

(See Item 18—Financial Statements and Exhibits on pages 78 to 168 of this Annual Report).

Significant changes

Merger of Allfirst Financial Inc with M&T Bank Corporation

On September 26, 2002, AIB announced a strategic relationship with M&T Bank Corporation (“M&T”) whereby AIB’s US subsidiary Allfirst would be acquired by M&T. As a result of the transaction, AIB acquired a strategic shareholding of 26.7 million M&T shares, representing a stake of approximately 22.5% in the enlarged M&T. AIB also received US$886 million in cash. The transaction was completed on April 1, 2003 (see Note 1 of the Notes to Consolidated Financial Statements for further discussion).

Share buy-back program

As part of the announcement of the strategic relationship with M&T, in November 2002, AIB stated its intention that approximately US$450 million of the cash consideration would be used to buy back AIB Ordinary Shares following completion of the transaction.

The share buy-back program covers purchase of the ordinary shares to be held as treasury shares, in accordance with the authority renewed by stockholders at the Annual General Meeting in 2003. The program is accomplished through the purchase of shares on the open market.

In April 2003, the Company commenced its share buy-back program and this was completed on May 28, 2003 with 35.9 million shares repurchased with a spend of €483 million plus additional transaction costs.

No other significant changes have occurred since the date of the Annual Financial Statements included in this annual report. Detailed below are legal proceedings and prospective accounting changes arising from accounting standards recently issued in the UK and the United States.

Legal proceedings

On March 5, 2002 and on April 24, 2002, separate class action lawsuits under the Securities Exchange Act, 1934 of the United States were filed in the United States District Court for the Southern District of New York against AIB, Allfirst and certain serving and past officers and directors of Allfirst and its subsidiaries, seeking compensatory damages, legal fees and other costs and expenses relating to alleged misrepresentations in filings of AIB and Allfirst. On May 3, 2002, a motion to consolidate both cases and to appoint a lead plaintiff was filed with the court. It is not practicable to predict the outcome of the action against AIB and Allfirst and any financial impact on AIB, but on the basis of current information, the Directors do not believe that the action is likely to have a materially adverse effect on AIB.

On May 13, 2002, a purported shareholder derivative action was filed in the Circuit Court for Baltimore City, Maryland. A holder of AIB American Depositary Shares purports to sue certain present and former directors and officers of Allfirst Bank on behalf of AIB, alleging those persons are liable for the foreign exchange trading losses. No relief is sought in the purported derivative action against AIB, Allfirst or Allfirst Bank. On December 30, 2002, the Court dismissed the action. On January 10, 2003, the plaintiffs filed a motion seeking to have the Court amend or revise the judgement, or to be granted leave to file an amended complaint. This was dismissed on March 3, 2003. The plaintiffs filed a second such motion on March 17, 2003. The court dismissed this on April 4, 2003. The plaintiffs have now appealed to the Court of Special Appeals for the State of Maryland.

Certain of the individual defendants in these actions have asserted or may possibly assert claims for indemnification against AIB and/or Allfirst, which, if made against Allfirst following completion of the M&T transaction, might be subject to the indemnification obligations of AIB as part of the agreement with M&T. In the nature of any such claims, it is not possible to quantify the amount which might be asserted in any such claim.

There are no other material legal proceedings pending or, as far as AIB is aware, threatened against AIB Group.

Prospective accounting changes

International accounting standards

The European Commission has adopted a regulation on the application of International Accounting Standards (“IASs”). This requires that the Group accounts of all listed companies in the EU should, from January 2005, be drawn up on the basis of adopted IASs. The adoption of the International Accounting Standards Board (“IASB”) standards is the responsibility of the Accounting Regulatory Committee of the European Commission. Under the terms of the EU regulation, member state governments have the option to decide whether adopted IASs should be applied more widely than in the group accounts of listed companies. The Group is currently considering the implications of the regulation and expects to prepare its first financial statements in accordance with adopted IASs for the year ended December 31, 2005.

During 2002, the IASB proposed improvements to a number of its standards, and the Accounting Standards Board (“ASB”) in the UK instituted a convergence program whereby six of these standards when updated would be substituted for existing UK/Irish standards. AIB continues to monitor progress on the convergence program.

Share-based payment

In November 2002, the ASB issued Financial Reporting Exposure Draft 31—Share-based payment (“FRED 31”) which would apply to all entities and all types of share based payment transactions including all employee share option plans. The proposed standard would require entities to recognize an expense in the consolidated statement of income in respect of share based payments over the period in which the services are rendered by the employees. The expense will be measured by reference to the fair value of the equity instruments granted taking into account the terms and conditions upon which those equity instruments were granted. The comment period for the exposure draft closed in early March 2003 and the ASB expects to publish a standard during 2003 which would come into effect on January 1, 2004. AIB is currently examining the implications of the FRED, however implementation of the standard will result in a charge to the statement of income.

In December 2002, the FASB issued SFAS 148, “Accounting for Stock-Based Compensation—Transition and Disclosure”. This Statement amends SFAS 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Group does not plan on adopting the fair value method of recording stock options in 2003.

Accounting for Costs Associated with Exit or Disposal Activities

SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities”, was issued in June 2002. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (“EITF”) 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).”

The principal difference between this Statement and EITF 94-3 relates to its requirements for recognition of a liability for a cost associated with an exit or disposal activity. This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity’s commitment to an exit plan. A fundamental conclusion reached by the Board in this Statement is that an entity’s commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. Therefore, this Statement eliminates the definition and requirements for recognition of exit costs in EITF 94-3. This Statement also establishes that fair value is the objective for initial measurement of the liability.

The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of this statement, which applies prospectively, is not expected to have a material effect on the Group’s financial position, results of operations, or cash flows.

Acquisitions of Certain Financial Institutions

In October 2002, the FASB issued SFAS 147, “Acquisitions of Certain Financial Institutions”. This statement amends SFAS 72, “Accounting for Certain Acquisitions of Banking or Thrift Institutions”, and FASB Interpretation 9 (“FIN 9”), “Applying APB Opinions 16 and 17 When a Savings and Loan Association or a Similar Institution Is Acquired in a Business Combination Accounted for by the Purchase Method”. Except for transactions between two or more mutual enterprises, this Statement removes acquisitions of financial institutions from the scope of both SFAS 72 and FIN 9 and requires that those transactions be accounted for in accordance with SFAS 141, “Business Combinations”, and SFAS 142, “Goodwill and Other Intangible Assets”. Thus, the requirement in paragraph 5 of SFAS 72 to recognize (and subsequently amortize) any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset no longer applies to acquisitions within the scope of this Statement. In addition, this Statement amends SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets. Consequently, those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that SFAS 144 requires for other long-lived assets that are held and used.

Paragraph 5 of this Statement, which relates to the application of the purchase method of accounting, is effective for acquisitions for which the date of acquisition is on or after October 1, 2002. The provisions in paragraph 6 related to accounting for the impairment or disposal of certain long-term customer-relationship intangible assets are effective on October 1, 2002. Transition provisions for previously recognized unidentifiable intangible assets in paragraphs 8-14 are effective on October 1, 2002, with earlier application permitted.

The issuance of this guidance had no effect on the Group’s results of operations, financial position, or cash flows because the company did not have any assets subject to the specialized accounting guidance provided in either SFAS 72 or SFAS 147.

Guarantees

In November 2002, the FASB issued FASB Interpretation 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. This interpretation expands the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees and requires the guarantor to recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 clarifies the requirements of SFAS 5, “Accounting for Contingencies”, relating to guarantees. In general, FIN 45 applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in a variable that is related to an asset, liability, or equity security of the guaranteed party. Certain guarantee contracts are excluded from both the disclosure and recognition requirements of this interpretation, including, among others, guarantees relating to employee compensation, residual value guarantees under capital lease arrangements, commercial letters of credit, loan commitments, subordinated interests in a special purpose entity and guarantees of a company’s own future performance.

Other guarantees are subject to the disclosure requirements of FIN 45 but not to the recognition provisions and include, among others, a guarantee accounted for as a derivative instrument under SFAS 133, a parent’s guarantee of debt owed to a third party by its subsidiary or vice versa, and a guarantee which is based on performance not price. The disclosure requirements of FIN 45 are effective for interim and annual periods after December 15, 2002.

The recognition requirements of FIN 45 are to be applied prospectively to guarantees issued or modified after December 31, 2002. The Group does not expect the requirements of FIN 45 to have a material impact on results of operations, financial position, or cash flows.

Consolidation of Variable Interest Entities

In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation 46 (“FIN 46”), Consolidation of Variable Interest Entities. The objective of this interpretation is to provide guidance on how to identify a variable interest entity (“VIE”) and determine when the assets, liabilities, noncontrolling interests, and results of operations of a VIE need to be included in a company’s consolidated financial statements. A company that holds variable interests in an entity will need to consolidate the entity if the company’s interest in the VIE is such that the company will absorb a majority of the VIE’s expected losses and/or receive a majority of the entity’s expected residual returns, if they occur. FIN 46 also requires additional disclosures by primary beneficiaries and other significant variable interest holders.

If it is reasonably possible that a company will have a significant variable interest in a VIE at the date the Interpretation’s consolidation requirements become effective, the company must disclose the nature, purpose, size, and activities of the VIE and the consolidated enterprise’s maximum exposure to loss resulting from its involvement with the VIE in all financial statements issued after January 31, 2003 (including December 31, 2002 financial statements). The consolidation requirements apply immediately to all VIEs created after January 31, 2003 and effective July 1, 2003 for VIEs acquired before February 1, 2003. At December 31, 2002, based on the Group’s interpretation of FIN 46, the Group does not have a significant variable interest in a VIE requiring disclosure or consolidation.

Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections

In April 2002, the FASB issued SFAS 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. This Statement rescinds SFAS 4, “Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, SFAS 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements”. This Statement also rescinds SFAS 44, “Accounting for Intangible Assets of Motor Carriers”. This Statement also amends SFAS 13, “Accounting for Leases” to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions.

The provisions of SFAS 145 are effective at various dates in 2002 and 2003. The changes required did not and are not expected to have a material effect on the Group’s financial position, results of operations, or cash flows.

Item 9.    Offer & Listing

Offer and listing details

Trading market for Ordinary shares of AIB

At December 31, 2002, AIB had outstanding 897,446,519 ordinary shares of €0.32 each. The principal trading markets for AIB ordinary shares are the Irish Stock Exchange and the London Stock Exchange. Listing of the ordinary shares, in the form of American Depositary Shares (“ADS”), was obtained on the New York Stock Exchange (“NYSE”) effective November 28, 1990. Each ADS, which comprises two ordinary shares, is traded under the symbol “AIB” and is evidenced by an American Depositary Receipt (“ADR”). The ADR depositary is The Bank of New York.

At December 31, 2002, a total of 62.7 million ADSs were outstanding, representing 14% of total outstanding ordinary shares held by 5,463 registered stockholders and 16,500 stockholder accounts in street names. Since certain of the ordinary shares and ADRs were held by brokers or other nominees, the number of recorded holders in the US may not be representative of the number of beneficial holders or of their country of residence.

The following table sets forth the high and low sales prices of the ordinary shares during the periods indicated, based on mid-market prices at close of business on the Irish Stock Exchange and the high and low sales prices for ADSs, as reported on the NYSE composite tape.

	€0.32 Ordinary shares		American Depositary Shares(1)
	High	Low	High	Low
	(Euro)		(Dollars)
Year ended December 31,
1998	15.27	8.61	36 19/24	19 1/4
1999	18.15	10.86	40 43/64	21 1/8
2000	13.10	7.93	23 1/2	15 1/8
2001	13.80	9.31	25 9/16	17
2002	15.70	10.92	29 1/5	19 10/13

Calendar year
2001
First quarter	13.55	10.38	25 9/16	17 9/10
Second quarter	13.80	11.15	23 2/3	19 2/5
Third quarter	13.33	9.31	23	17
Fourth quarter	13.00	9.68	23 1/10	17 27/50

2002
First quarter	14.10	11.35	24 3/10	19 10/13
Second quarter	15.70	12.97	28 1/2	23 17/27
Third quarter	14.40	10.92	28 7/20	22 4/21
Fourth quarter	14.80	11.80	29 1/5	23 23/71

Month ended
December 2002	14.10	12.60	27 33/50	25 9/20
January 2003	13.70	12.35	28 65/97	26 17/25
February 2003	13.08	11.90	27 17/20	25 3/5
March 2003	13.25	11.96	28 9/20	26 4/57
April 2003	13.85	12.88	30 17/27	27 33/50
May 2003	14.38	12.60	32 20/23	29 23/25

(1)	An American Depositary Share represents two ordinary shares of €0.32 each.

Trading market for Preference shares of AIB

In May 1998, AIB issued 250,000 non-cumulative Preference shares, Floating Rate Series A. The ADSs have not been and will not be registered under the Securities Act and will be traded in the United States only by Qualified Institutional Buyers (“QIBs”) in reliance on Rule 144A under the Securities Act and to non-US persons in reliance on Regulation S.

Markets

(See Item 9—“Offer and listing details” above).

Item 10.    Additional information

Memorandum & Articles of Association

A copy of the Memorandum & Articles of Association of Allied Irish Banks, p.l.c. is attached as Exhibit I.I of this Annual Report on Form 20-F.

Exchange controls

Under Article 56 of the Treaty establishing the European Community, all restrictions on the movements of capital between member states of the European Union and between such member states and third countries are prohibited.

Under Article 59 of the Treaty where, in exceptional circumstances, movements of capital to or from third countries cause, or threaten to cause, serious difficulties for the operation of economic and monetary union, the Council of European Union, acting by a qualified majority and a proposal from the European Commission, and after consulting the European Central bank, may take safeguard measures with regard to third countries for a period not exceeding six months if such measures are strictly necessary.

Under Article 60 of the Treaty, the Council acting by a qualified majority, on a proposal from the European Commission, may take action to interrupt or reduce capital movements and payments in respect of third countries where a common position or a joint action according to the provisions of the Treaty of the European Union relating to the common foreign and security policy of the Union has been adopted. As long as the Council has not taken any such action a Member State, for serious political reasons and on grounds of urgency, may take unilateral measures against a third country in respect of capital movements and payments but the Council may, acting on a qualified majority on a proposal from the Commission, decide that the Member State concerned is to amend or abolish such measures.

There are no restrictions under AIB’s Articles of Association or under Irish law, as currently in force, that limit the right of nonresident or foreign owners, as such, to hold securities of AIB freely or, when entitled, to vote such securities freely. There are currently no restrictions under Irish law, decrees, or regulations affecting the remittance of dividends or other payments to non-resident holders of AIB securities except (i) in respect of residents of Iraq to whom, or by whose order or on behalf of whom, no such remittance or payment may be made, without the permission of the Central Bank of Ireland; (ii) certain restrictions on the “transfer of funds and other financial assets” (a phrase which is defined as including dividends) to the state or government of the Federal Republic of Yugoslavia and of the Republic of Serbia or to any person or business having any connection with the Republic of Serbia or any person acting on behalf of any of the foregoing; (iii) certain restrictions arising from the freezing of “funds” (a phrase which is defined as including dividends) and other financial resources under EC Council Regulation No. 881/2002 of May 27, 2002 (as amended) imposing sanctions in respect of the Taliban of Afghanistan; (iv) certain restrictions arising from the freezing of the “funds” (a phrase which is defined as including dividends) and other financial resources of certain persons involved in governmental functions in Burma/Myanmar under EC Council Regulation No. 1081/2000 of May 22, 2000 imposing sanctions in respect of that country; and (v) certain restrictions arising from the freezing of all “funds, other financial assets or economic resources” (a phrase which is defined as including assets of every kind) of certain persons involved in the Government of Zimbabwe or persons or bodies associated with them under EC Council Regulation No. 310/2002 of February 18, 2002 concerning certain restrictive measures in respect of Zimbabwe. All of these exceptions arise from United Nations and/or European Union sanctions.

Taxation

The tax discussion set forth below is intended only as a descriptive summary of certain consequences to Eligible US Holders (as defined below) of the purchase, ownership and disposition of a beneficial interest in AIB shares or ADSs and does not purport to be a complete technical analysis or listing of all potential tax effects or considerations that may be relevant. This discussion does not purport to deal with the tax consequences of owning a beneficial interest in AIB shares or ADSs for all categories of investors, some of which (such as insurance companies, tax-exempt organizations and dealers in securities) may be subject to special rules. The summary deals only with Eligible US Holders that will hold AIB shares or ADSs as capital assets for Irish and US Federal income tax purposes. It does not purport to deal with the tax position of those who are not Eligible US holders. Purchasers of any interest in AIB shares or ADSs are advised to consult their own tax advisors as to the Irish, United States or any other tax consequences of the purchase, ownership and disposition of an interest in AIB shares or ADSs, including the effect of any foreign, state or local tax laws.

An “Eligible US Holder” is an owner of a beneficial interest in an Ordinary or a Preference share or an ADS who is (a) a resident of the United States for the purposes of US Federal income tax, (b) not a resident of Ireland for the purposes of Irish taxes, and (c) not engaged in trade or business in Ireland through a permanent establishment.

This summary is based upon the Double Taxation Convention between Ireland and the United States in effect as of January 1, 1998 (“the Tax Treaty”), tax laws, judicial decisions, regulations and administrative rulings and practices of Ireland and the United States as currently in effect. The effect of potential changes of tax rules in 2003, particularly with regard to the US tax treatment of dividends for U.S. income tax purposes, has not been addressed in this summary.

Owners of a beneficial interest in ADSs will be treated as the owners, as appropriate, of the underlying Ordinary or Preference shares for United States Federal income tax purposes and for purposes of the Tax Treaty.

Irish taxation

Dividends. Dividends paid by AIB with respect to AIB shares or ADSs and received by an Eligible US Holder who is not ordinarily resident in Ireland in a year of assessment are not liable to Irish income tax.

Withholding Tax on Dividends. Dividends paid by Irish companies in respect of ordinary or preference shares are subject to dividend withholding tax (“DWT”). The rate of DWT is 20% for dividends paid with effect from April 6, 2001.

Individuals/trusts holding AIB shares. Where the person beneficially entitled to the dividend is an individual who, by virtue of the laws of the relevant foreign territory, is resident in a Member State of the EU (other than Ireland) or in a territory with which Ireland has a double taxation treaty, such as the United States of America, and is neither resident nor ordinarily resident in Ireland, the individual may be entitled to exemption from DWT in respect of the dividend paid. A claim for exemption must be accompanied by a declaration in a format approved by the Irish Revenue Commissioners, which, in the case of an individual resident in the United States of America, is certified to that effect by the Internal Revenue Service. The declaration contains additional requirements where the dividends are received by a trust.

Companies holding AIB shares. A company not resident in Ireland that is beneficially entitled to the dividend may, subject to certain conditions and to the completion of a declaration, be entitled to exemption from DWT in respect of the dividend paid. The declaration must be in a format approved by the Irish Revenue Commissioners. The company’s auditor must certify on the declaration that certain conditions, these being conditions which entitle the company to exemption, have been satisfied. In addition, in certain circumstances the declaration must also be certified by the company’s local Revenue authority (the US Internal Revenue Service in the case of US resident companies).

Claims for exemption must be filed with AIB’s Registrar in advance of the relevant dividend payment record date. In the absence of a change in the person’s circumstances such declarations are valid for a period of 5 years. Declaration forms may be obtained either from the AIB’s Registrar at the following address:

Computershare Investor Services (Ireland) Ltd, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland.

Telephone: +353-1-216 3100, Facsimile: +353-1-216 3151, e-mail: web.queries@computershare.ie; or from the Irish Revenue Commissioners at the following address:

DWT Section, Office of the Revenue Commissioners, Government Offices, St Conlan’s Road, Nenagh, County Tipperary, Ireland. Telephone: +353-67-33533, Facsimile: +353-67-33822, e-mail: infodwt@revenue.ie.

Individuals and Companies holding ADSs. Persons holding ADSs, evidenced by ADRs, who are beneficially entitled to the dividend and whose address in the register of ADRs is in the United States, are exempt from DWT. This is conditional on the depository bank, in whose books the ADRs are registered, becoming a “qualifying intermediary” (“QI”) (as defined in Section 172E Irish Taxes Consolidation Act 1997), and entering into an agreement with the Irish Revenue Commissioners. The Bank of New York is a QI and has entered into such an agreement. Where the registered owner is not the beneficial owner and the ADSs are in turn held through one or more specified intermediaries (as defined in Section 172F Irish Taxes Consolidation Act 1997), dividends may still be paid without DWT provided the address of the beneficial owner of the ADSs, as shown in the register of the ultimate specified intermediary, is located in the United States.

Repayment or credit for DWT. Eligible US Holders who have DWT applied to their dividend may, subject to certain conditions, be entitled to a refund by making an application to the Irish Revenue Commissioners at the address shown above. Where entitlement to repayment under Irish domestic law cannot be established the provisions of the Tax Treaty may apply. The provisions of the Tax Treaty can limit the Irish tax liability of an Eligible US Holder, who is unable to claim repayment of the full DWT deducted from the dividend, to 15% of the aggregate of the cash dividend and related DWT (the “gross amount”). In such circumstances the Eligible US Holder may claim repayment from the Irish Revenue Commissioners under the provisions of the Tax Treaty of the amount of DWT in excess of 15% of the gross dividend.

Subject to limitation contained in the Code (as defined below in the paragraph entitled “United States income taxation”), the Tax Treaty provides that the US shall allow to an Eligible US Holder who receives a dividend, the balance (15%) of the Irish tax paid by such Eligible US holder, as a foreign tax credit against US Federal income tax liability.

Under the Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to separate classes of income. Dividends paid by AIB with respect to AIB Ordinary or Preference shares or ADSs are foreign source “passive” income or, in the case of certain Eligible US holders,” financial services” income. Foreign tax credits allowable with respect to each class of income cannot exceed the US Federal income tax otherwise payable with respect to such class of income.

Gain on sale, exchange or other disposition. A gain realized on the sale, exchange or other disposition of the Ordinary shares or the Preference shares (including redemption of the Preference shares) or ADSs by a beneficial owner thereof that is neither resident nor ordinarily resident in Ireland for Irish tax purposes is not subject to Irish capital gains tax, except where such Ordinary or Preference shares or ADSs constitute assets situated in Ireland and are or were used in or for the purposes of a trade carried on by such beneficial owner in Ireland through a branch or agency.

Irish Stamp Duty. Under current Irish legislation, no stamp duty is payable in Ireland on transfers of, or agreements to transfer, ADRs where the ADRs (or the underlying securities which they represent) are dealt in and quoted on a recognized stock exchange in the United States. The AIB Ordinary shares that are listed and traded on the New York Stock Exchange (“NYSE”), in the form of ADSs evidenced by ADRs, fall within this exemption. With regard to the AIB Preference shares, by concession of the Irish Revenue Commissioners, for so long as the Preference share ADSs continue to be Portal designated securities on the Portal Market, they will be regarded as being “dealt in and quoted on a recognized Stock Exchange in the United States of America” and transfers of, or agreements to transfer, the Preference share ADSs will also be exempt from Irish stamp duty.

In the case of a transfer or sale of AIB Ordinary or Preference shares, stamp duty will be charged at a rate of €1 for every €100 (or part thereof) of the amount or value of the consideration (i.e. the purchase price).

The deposit of Shares with the Depositary in exchange for ADSs or the surrender of the ADSs to the Depositary in return for Shares where the deposit or surrender does not relate to a sale or contemplated sale or mortgage of such AIB Ordinary or Preference shares, such as a conveyance or transfer as a result of which there is no change in beneficial interest, will not be chargeable to duty provided the instrument of transfer contains a statement to that effect. Under Irish law it is not free from doubt that the deposit of shares for ADSs would not be deemed to constitute a change in beneficial ownership. Where there is a change in the beneficial ownership, Irish stamp duty will be payable at the rate of €1 for every €100 of the price paid.

Inheritance and gift taxation. See “United States and Irish Inheritance and Gift Taxation” on page 58.

United States income taxation

Dividends. Dividends received by an Eligible US Holder of an Ordinary or a Preference share or an ADS are taxable as dividend income for US Federal income tax purposes. This tax treatment is dependent upon AIB having sufficient current or accumulated earnings and profits, as determined under US Federal income tax principles pursuant to the Internal Revenue code of 1986, as amended (“Code”). To the extent that any distributions on the Ordinary or Preference shares or ADSs in the future are not made out of current or accumulated earnings and profits, such dividends would constitute a non-taxable return of capital to the extent of the US Holder’s basis in his Ordinary or Preference shares or ADSs and to that extent would reduce the US holder’s basis in his Ordinary or Preference shares or ADSs. To the extent that such distributions exceed the US holder’s basis in his shares, such distributions would be treated for US Federal tax purposes as capital gains, provided the Ordinary or Preference shares or ADSs are capital assets in the hands of such US Holder.

Dividends received deduction. Dividends paid by AIB with respect to both the Ordinary and the Preference shares and received by or on behalf of the holder of an ADS, will not generally qualify for the dividend received deduction otherwise available to US corporate stockholders.

Dividend reinvestment program. Holders of Ordinary shares represented by ADSs, may elect to participate in a dividend reinvestment program provided by the Depositary, which under its BuyDirect program will reinvest stockholders’ AIB dividends by purchasing additional AIB stock in the open market. The US tax treatment, as set out in the preceding paragraphs, applies to dividends received by such holders.

Dividend reinvestment plan. Holders of Ordinary shares, other than holders of Ordinary shares represented by ADSs, may elect to participate in the Dividend Reinvestment Plan and receive new Ordinary shares in lieu of cash dividends. A US holder who participates in the Dividend Reinvestment Plan will be treated as having received a distribution for US Federal income tax purposes at the time of receipt of any Ordinary shares or cash distributed pursuant to the Plan provided such distribution does not exceed the current or accumulated earnings and profits of AIB (as determined under US Federal income tax principles). The amount of the distribution will be equal to the sum of: (i) the amount of any cash dividend received (if any); (ii) the fair market value of the Ordinary shares on the date that they are received; and (iii) the amount of any residual cash dividend entitlement that is carried forward to the next dividend payment date as a result of the provision that no fractional Ordinary shares are allotted under the Dividend Reinvestment Plan. The tax basis of an Ordinary share received under the Dividend Reinvestment Plan will be equal to its fair market value on the date of receipt and the holding period of such a share will commence on the date of receipt.

Gain on disposition. Upon the sale, exchange or other disposition of Ordinary or Preference shares or ADSs, a US Holder will recognize a gain or loss, if any, equal to the difference between the amount realized upon the sale, exchange, or disposition and the US Holder’s tax basis. Generally, a holder’s tax basis in Ordinary or Preference shares or ADSs will be the US Holder’s cost. Such gain or loss will generally be capital gain or loss if the Ordinary or Preference shares or ADSs were held as a capital asset. Any gain will generally be treated as US source.

Withholding tax. A holder of ADSs may, under certain circumstances, be subject to US backup withholding tax with respect to dividends paid on the ADSs or the proceeds of sale of the ADSs. For 2002 and 2003, backup withholding tax is at a rate of 30%. A phased reduction of the rate to 28% applies from 2004 through 2006. A US holder of ADSs is subject to backup withholding tax unless such holder: (i) is a corporation or comes within the certain other exempt categories and, when required, demonstrates this fact; or (ii) provides a correct taxpayer identification number (“T.I.N.”), certifying that such holder is not subject to backup withholding tax and otherwise complies with applicable requirements of the backup withholding tax rules. A non-US holder of ADSs must complete and provide AIB or its agent with the applicable Form W-8 (“Certificate of Foreign Status”) certifying that such person is a foreign person exempt from backup withholding tax. Any amount withheld under the US backup withholding tax rules will be creditable against the holder’s US federal income tax liability. Form W-8 does not exempt the non-US holder of ADSs from normal withholding tax on dividend distributions which are subject to a 30% or lower treaty withholding rate.

A US holder of Ordinary or Preference shares may be exempted from or entitled to a refund of Irish dividend withholding tax (see “Irish Taxation—Withholding Tax on Dividends” on page 56).

State and local taxes

Holders of Ordinary or Preference shares or ADSs may be liable for state and local taxes on distributions with respect to such shares or ADSs. Investors are advised to consult their own tax advisors about state, local, and any other tax consequences to them of the purchase, ownership and disposition of Ordinary or Preference shares or ADSs.

United States and Irish Inheritance and Gift Taxation

Irish Capital Acquisitions Tax (“CAT”) would apply to gifts and bequests of Ordinary or Preference shares. CAT may also apply to gifts and bequests of ADSs representing Ordinary or Preference shares, depending on the tax residence, ordinary residence and domicile positions of the donor and the successor or donee. CAT is charged at a single rate of 20% above a tax-free threshold. This tax-free threshold is determined by the amount of the current benefit and of previous benefits within the charge to CAT and the relationship between the donor and the successor or donee. Gifts and inheritances between spouses are not subject to CAT.

There is no gift and inheritance tax convention between the United States and Ireland. Although an estate tax convention between the two countries was ratified in 1951, estate duty was abolished in Ireland in 1975 and it is not clear whether the convention is applicable to Irish gift and inheritance taxes that replaced the former estate duty. Nonetheless, under the Code any such inheritance tax payable in Ireland generally will be allowed as a credit, subject to certain limitations, against so much of the US Federal estate tax as is payable on the same property. Transfers of Ordinary or Preference shares or ADSs upon death may be subject to US Federal estate tax subject to certain threshold exemptions.

US Federal gift tax may apply to gifts of Ordinary or Preference shares or ADSs subject to certain thresholds and exemptions. No credit against Federal gift tax for Irish gift tax paid on the same property is allowable.

Item 11. Quantitative and qualitative disclosures about market risk

Risk management

Taking and managing risk for an appropriate return is central to creating stockholder value. The Group’s Risk-adjusted Return on Capital (“RAROC”) program is at an advanced stage of implementation—risk-adjusted pricing models are used in our corporate portfolios and are being rolled-out to commercial lending portfolios. It is planned that risk-based measures will progressively be incorporated into the evaluation of business performance. Day-to-day risk management in AIB Group centers on three major risks—credit risk, operational risk and market risk (including liquidity).

Credit risk is the exposure to loss due to counterparty default on credit obligations. It arises mainly in the Group’s retail, commercial, corporate, and interbank lending portfolios. Credit risk also arises in derivative contracts where the default of a counterparty to the transaction could expose the Group to loss.

Operational risk, which is inherent in all business activities, is the exposure to loss from inadequate or failed internal processes, people and systems or from external events.

Market risk is the exposure to loss arising from adverse movements in interest rates, foreign exchange rates and equity prices. Liquidity risk is the exposure to loss from not having sufficient funds available at an economic price to meet actual and contingent customer commitments. Market and liquidity risks are an integral part of retail banking activities. Managing these risks also provides opportunities for treasury to add value through position-taking.

Risk governance and oversight

Arising from the findings of the Independent Report submitted by Promontory Financial Group and Wachtell, Lipton, Rosen & Katz, the Board took a number of actions to strengthen the risk management and control processes in operation at the Group.

These include:

•	The appointment of Mr John Heimann, former Comptroller of the Currency in the US and Chairman of Merrill Lynch Global Financial Institutions, as special advisor to the Board on risk management organization across the Group. Under his direction Deloitte Touche Tohmatsu (“D&T”) was engaged to review the credit and operational risk management activities of the Group and advise on best practice. First Manhattan Consulting Group (“FMCG”) performed the same role with regard to the Group’s asset and liability and liquidity management practices. It had previously been engaged to review the control environment in Global Treasury following the Board’s decision to centralize the Group’s Treasury Management activities in Dublin. The consultants’ recommendations were adopted by the Board in July 2002. Detailed implementation plans were developed and significant progress has been made in implementing these recommendations.

•	The appointment of Mr Shom Bhattacharya as Group Chief Risk Officer (“CRO”). The CRO reports to the Group Chief Executive and the Audit Committee and is a member of the Group Executive Committee.

•	The establishment of a Group-wide internal audit function and the appointment of a new Head of Group Internal Audit—Mr Paul Shantz.

•	The appointment of Mr Philip Brennan as General Manager of Regulatory Compliance & Business Ethics with an independent reporting line to the Audit Committee and the Board.

•	Steps to strengthen the linkages between (a) the Board and the Boards of the banking subsidiaries, and (b) the Board’s Committees and those of the subsidiary Boards.

Organizational structure for managing risk

AIB manages risk through a set of committees and dedicated risk officers and functions with delegated authorities spread throughout the Group. The Board of Directors formally approves the overall strategy and the direction of the business on an annual basis. It regularly monitors the Group’s financial performance, reviews risk management activities and controls and has responsibility for approving the Group’s risk appetite. The Group Executive Committee manages the strategic business risks of the Group. It sets the business strategy within which the risk management function operates and oversees its activities. During 2002, the Group Risk Management Committee (“RMC”) was established to direct and co-ordinate risk management activities across the Group. The Group CRO chairs this committee. The role of the Group Asset and Liability Committee (“Group ALCO”) was revised following the establishment of the RMC. This committee is chaired by the Group Director, Finance & Enterprise

Technology and has responsibility for co-ordinating the Group’s capital management activities and for funding and liquidity management. The Group Credit Committee (“GCC”) and the Group Operational Risk Management Committee (“Group ORMCO”) are subcommittees of the RMC.

The risk management function in the Group was reorganized during 2002. The Group CRO has responsibility for risk management and control activities across the Group. Divisional CROs were appointed to head up the risk management functions in each of the Divisions. These report directly to the Group CRO who shares responsibility with the Head of each Division for setting risk management objectives and ensuring the availability of adequate risk management skills and expertise. Each Division has its own Credit Committee and Operational Risk Management Committee, which report to the equivalent Group-level committees. The Group CRO is supported at the center by specialist officers with functional responsibility for credit and operational risk. The CRO at Capital Markets Division carries the functional responsibility for market risk. This structure is designed to develop a more cohesive risk management organization that serves the dual needs of supporting the business through sharing of expertise and best practice while at the same time ensuring that appropriate controls are in place at all times.

Two other functions play very important roles in overseeing the risk control environment. These are Group Internal Audit and Regulatory Compliance & Business Ethics.

Group internal audit provides independent assurance to the Board Audit Committee in the form of a written opinion on the adequacy and effectiveness of the risk management and control framework in operation throughout the Group. The risk management processes for credit risk, market risk and operational risk are assessed and tested. In addition to audit reports, internal audit provides information on the overall control environment to the management of the individual divisions. A secondary objective of internal audit is to proactively influence executive management to strengthen the risk management and control framework through the implementation of best practices.

In undertaking its responsibilities, internal audit adopts a risk-based approach, which underpins the risk management processes in place across the Group. Businesses undertake self-assessments of operational risk and the effectiveness of their controls in managing these risks. The information contained in these self-assessments is subject to review by internal audit. There is a program of ongoing review of risk identification standards and risk measurement methodologies at business unit level, which includes testing of the risk mitigators adopted by management.

Regulatory Compliance & Business Ethics (“RC & BE”) has responsibility for co-ordinating the compliance functions across all Divisions and for the development of Group policy on ethical matters. Divisional compliance departments together with management, develop policies and procedures to ensure compliance with applicable law, regulation and codes of practice with respect to the conduct of business.

RC & BE reports independently to the Audit Committee on the compliance framework in operation across the Group and on management attention to compliance matters.

Managing credit risk

Credit risk is managed and controlled throughout the Group on the basis of established credit processes and within a framework of credit policy and delegated authorities based on skill and experience. Credit grading and monitoring systems accommodate the early identification and management of deterioration in loan quality. In addition, the credit management process is underpinned by an independent system of credit review. The credit grading systems across the Group continue to be refined to facilitate risk-based pricing, economic provisioning, attribution of capital and performance evaluation.

The Board, in exercising its role in relation to credit risk, determines the credit authority of the GCC, approves certain high-level credit policies and reviews credit performance.

The GCC considers and approves credit exposures in excess of divisional authorities. It comprises senior divisional and Group management. The Committee approves key credit policies and reviews strategic portfolio management. It also reviews trends in credit quality and determines overall provision adequacy.

The Group CRO has functional responsibility for ensuring that groupwide credit risk activities are governed by appropriate and robust policies and best practices. The Group CRO also has responsibility to report independently to the Group Chief Executive, Audit Committee and the Board on credit performance, credit quality and the adequacy of provisions.

A divisional credit policy framework and credit review process supports the credit management structure in each division. Each Division invests significantly in developing the professional skills of its lenders and in the continuous improvement of the credit assessment, control and monitoring processes. High priority is given to having a credit culture that is resilient through business cycles.

Managing operational risk

The management of operational risk is a line management responsibility. It is supported by small operational risk management teams at Group and in each of the Divisions as well as specialist functions in areas such as money laundering prevention, business continuity planning, information security and insurance. These operational risk management teams are responsible for the development and implementation of a structured operational risk management (“ORM”) program, which is being strengthened on the recommendations of D&T.

An element of AIB’s structured ORM program is an operational risk self-assessment process. This process requires each business within the Group to assess its operational risks and the effectiveness of the related controls to address these risks. This raises awareness of control weaknesses and allows management to target specific actions to strengthen the control processes. It complements the risk-based audit approach used by Group Internal Audit in its role as independent assessor of management’s control and risk management processes.

The role of Group ORMCO is to co-ordinate operational risk management activities across the Group through setting policy, monitoring compliance and promoting best practice disciplines.

Managing market risk

The principal aims of the Group’s market risk management activities are to limit the adverse impact of interest rate, exchange rate and equity price movements on profitability and stockholder value, and to enhance earnings within defined risk parameters. The processes for managing market risk have changed to take account of the Board’s decision to centralize the management of market risk in Capital Markets and the establishment of the RMC.

Asset and liability management (“ALM”) units operate in each of the retail divisions. These have responsibility for identifying interest rate and foreign exchange risks and transferring these to Global Treasury.

Global Treasury is responsible for managing these risks. It also manages the Group’s liquidity and funding activities. The process of risk transfer to Global Treasury and the Group’s funding and liquidity activities are overseen by Group ALCO, which is supported by ALCOs in each Division. Group ALCO also carries responsibility for capital and balance sheet management.

Equity risk is managed in Capital Markets. Equity risk arises in Global Treasury from the management of the Group’s convertible bond portfolio and the hedging of stock market linked investment products (tracker bonds) sold to customers. Equity risk also arises in the Group’s stockbroking business.

These risks are managed by setting limits on the amount of the Group’s capital and forecast earnings that can be put at risk. These limits are based on the risk measurement methodologies set out in the following pages. The Board delegates authority to the Group CRO to allocate these limits on its behalf and charges him with ensuring that the risk measurement methodologies used to determine these limits are appropriate for the risks being taken and that appropriate monitoring and control procedures are in place.

The RMC reviews market risk strategy, appetite and policies and promotes best practice for measurement, monitoring and control.

Liquidity risk

The objective of liquidity management is to ensure that, at all times, the Group holds sufficient funds to meet its contracted and contingent commitments to customers and counterparties, at an economic price. The Group achieves this through the maintenance of a stock of high quality liquid assets and active involvement in the interbank market supplemented by a euro medium-term note program. The liquid asset stock is maintained at a level considered sufficient to meet the withdrawal of deposits or calls on commitments in both normal and abnormal trading conditions. In all cases, net outflows are monitored on a daily basis and the required minimum liquidity stock can be increased if these outflows exceed predetermined target levels.

As a result of the disposal of Allfirst, the euro, sterling and the Polish zloty represent the most important currencies to AIB Group from a liquidity perspective. The Group has an established retail deposit base in Ireland, Britain and Poland to fund asset growth. Although a significant element of these deposits is contractually repayable on demand or at short notice, the Group’s substantial customer base and geographic spread generally ensures that these current and deposit accounts represent a stable and predictable source of funds. The retail deposit base in Ireland and Britain has continued to grow in recent years despite the general reduction in interest rates. Poland deposits have reduced slightly in recent years in the falling interest rate environment, notwithstanding this, deposits in Poland continue to significantly exceed loan assets.

The Group also operates a liquidity contingency plan for critical situations. For a period following the announcement of the fraudulent foreign exchange trading activities in Allfirst Bank on February 6, 2002, Group liquidity was managed in accordance with this plan. Allfirst Bank became a net seller of federal funds as a result of actions taken under the liquidity contingency plan, which included the sale of investment securities and receipt of funding from AIB. Allfirst Bank initially experienced a small decrease in core deposits and it was required, in the interest of maintaining good customer relations, to purchase approximately US$300 million in variable rate demand bonds (‘VRDBs’), which were backed by a standby letter of credit. These were later successfully reissued to the market.

On April 15, 2002 Standard & Poors lowered its long-term counterparty rating of AIB to single ‘A’ from single ‘A’ plus and affirmed its ‘A-1’ short-term counterparty credit rating on AIB and removed AIB from CreditWatch. Moodys and Fitch Ratings reaffirmed their long-term counterparty ratings of AIB at ‘Aa3’ and ‘AA’ minus, respectively, and their short-term ratings of ‘P-1’ and ‘F1+’, respectively. Standard & Poors actions did not impact the Group’s liquidity or financial results to a significant degree.

Market risk measurement

Value at Risk (“VaR”) is an industry practice for market risk measurement. It provides an estimate of the potential loss resulting from market movements over a given period of time within a specified probability of occurrence.

For internal risk measurement and management purposes, AIB Group uses a VaR methodology. Risk is calculated as the probable maximum loss in fair value that could arise in one month from a “worst case” movement in market rates (interest, foreign exchange, equity, as applicable) with a 99% degree of probability. This means that there is a one in one hundred chance that potential loss could be greater than that estimated using historical observations of weekly price volatility in interest and foreign exchange rates and equity prices over the previous period of three years. VaR figures are quoted using both one-month and one-day holding periods.

Recognizing that the prices of similar financial instruments do not move in exact step with each other, the total risk for a portfolio of different instruments is not the same as the sum of the individual risks. Having calculated the VaR on a single instrument, the total VaR for a portfolio of market positions is adjusted to reflect the reality that the “worst case” scenario is unlikely to occur in all markets simultaneously. AIB Group uses an industry-practice formula to take account of this portfolio diversification impact within each risk category. In technical terms, this approach is termed a variance-covariance approach.

As with any market risk measurement methodology, the VaR system used by AIB has known limitations. These stem from the need to make assumptions about the range of likely changes in future market rates in order to determine the probable maximum loss in fair value. To deal with this, AIB supplements its VaR measure with other techniques, including sensitivity analysis.

Special attention is required for measuring the market risk of option portfolios because the relationship between an option’s value and the price of the underlying instrument can be quite complex. Option values are affected by several variables, including changes in market volatility. A statistical simulation methodology, consistent with the variance-covariance approach, is used to more accurately measure the market risk in currency option portfolios. The currency option VaR figure is included in the foreign exchange rate VaR figures. The VaR on interest rate options is computed by revaluing these options under the assumption that the “worst case” movement in interest rates occurs. This approach relies on certain assumptions about changes in the direction and volatility of future interest rates. The VaR on interest rate options is included in the interest rate VaR figures.

The following table illustrates the VaR figures for interest rate risk for the years ended December 31, 2002 and 2001.

	2002		2001
	Trading	Non-Trading	Trading	Non-Trading
	(Euro in millions)		(Euro in millions)
Interest rate risk
1 month holding period:
Average	6.8	48.7	9.5	73.4
High	9.3	87.4	12.0	88.8
Low	4.7	23.0	7.3	58.4
December 31	6.4	48.5	9.6	69.9

1 day holding period:
Average	1.5	10.9	2.1	16.4
High	2.1	19.5	2.7	19.9
Low	1.0	5.1	1.6	13.1
December 31	1.4	10.8	2.2	15.6

Interest rate risk

The processes for managing interest rate risk have changed to take account of the Board’s decision to centralize the management of interest rate risk in Capital Markets and the establishment of the RMC. The risk is that changes in interest rates will have adverse effects on earnings and on the value of the Group’s assets and liabilities. This risk is managed by setting limits on the probable maximum loss in fair value (VaR) on the aggregate open interest rate positions of the Group. Stop-loss limits are also used to close out loss making positions.

In managing interest rate risk, a distinction is made between trading and non-trading activities. Trading activities are recorded in the trading book. Interest rate risk associated with the Group’s retail and commercial activities is managed through the non-trading book. The reported interest rate VaR figures represent the average, high, low and year-end probable maximum loss in respect of both trading and non-trading book positions held in Global Treasury.

Trading book

The interest rate trading book incorporates all securities and interest rate derivatives that are held for trading purposes in the Group’s Global Treasury units. These are revalued daily at market prices (marked to market) and any changes in value are immediately recognized in income. During 2002, trading book interest rate risk was predominantly concentrated in the euro, sterling and the US dollar although positions were also taken in Polish zloty and a number of other developed country markets.

Non-trading book

The Group’s non-trading book consists of its retail and corporate deposit and loan books, as well as the Group’s Global Treasury interbank cash books, and the Group’s investment portfolios. The interest rate risks in the retail and corporate deposit and loan books are transferred to Global Treasury and managed using interest rate swaps and other conventional hedging instruments.

AIB Group’s banking businesses have a substantial level of interest-free current accounts, equity and other interest-free or fixed rate liabilities and assets. Unless carefully managed, the net income from these funds will fluctuate directly in line with movements in short-term interest rates. Group policy is to manage the earnings volatility arising from the impact of interest rate movements on such funds. This is achieved by maintaining a portfolio of assets with interest rates fixed for several years. In designing this strategy, care is taken to ensure that the management of the portfolio is not inflexible, as market circumstances and evolving customer requirements can change the desirable investment life and composition of this portfolio. Group ALCO reviews the management of these activities.

Interest rate sensitivity

The net interest rate sensitivity of the Group at December 31, 2002 and 2001 is illustrated in the tables in Note 52 of the Notes to Consolidated Financial Statements.

Foreign exchange rate risk—structural

Structural foreign exchange rate risk arises from the Group’s non-trading net asset position in foreign currencies. Structural risk exposure arises almost entirely from the Group’s net investments in its sterling, US dollar and Polish zloty-based subsidiaries. The Group prepares its consolidated financial statements in euro. Accordingly, the consolidated balance sheet is affected by movements in the exchange rates between these currencies and the euro.

It is normal Group practice to match material individual foreign currency investments in overseas subsidiaries, associated undertakings and branches, with liabilities in the same currency. However, Polish investments are recorded in euro. Because of the Group’s diversified international operations, the currency profile of its capital may not necessarily match that of its assets and risk weighted assets. Under Board-approved policy, a sub-committee of Group ALCO has delegated responsibility for hedging this structural mismatch against adverse exchange rate movements.

The Group does not maintain material non-trading open currency positions other than the structural risk exposure discussed above.

At 31 December 2002 and 2001, the Group’s structural foreign exchange position was as follows:

	December 31, 2002	December 31, 2001
	(Euro in millions)
US dollar	1,071	1,096
Sterling	1,210	1,185
Polish zloty	187	209

	2,468	2,490

This position indicates that a 10% movement in the value of the euro against these currencies at December 31, 2002 would result in an amount to be taken to reserves of €247 million.

During 2002, currency translation differences amounted to €341 million negative compared to €145 million positive in 2001. The currency translation difference relates to the change in value of the Group’s net investment in foreign subsidiaries arising from the weakening of US dollar, sterling and Polish zloty against the euro. The weakening of the currencies also reduced the euro value of the assets and liabilities designated in those currencies. The objective of the Group’s capital management activities is to neutralize the impact of currency movements on capital ratios. The Group’s net investment is held in the currency of those subsidiaries to protect the Group’s capital ratios from fluctuations in exchange rates.

The Group may choose to hedge all or part of its projected future foreign currency earnings, thereby fixing a translation rate for the amount hedged. The purpose of these hedges is to minimize the risk of significant fluctuations in the reported euro values of the Group’s separate US dollar, sterling and Polish zloty earnings. In the year ended December 31, 2002, certain US dollar, sterling and Polish zloty profits were hedged during the year and translated at the following exchange rates €1: US$0.9062; € 1: Stg£0.6273; €1: PLN 4.0076.

Foreign exchange rate risk—trading

Global Treasury manages the Group’s exposure to foreign exchange risk arising from unhedged customer transactions and discretionary trading. The risk is that adverse movements in foreign exchange rates will result in losses. This risk is managed by setting limits on the probable maximum loss in fair value (VaR) on the aggregate open foreign exchange position for the Group’s discretionary portfolio. Stop-loss limits are also used to close out loss-making positions.

The following table illustrates the VaR figures for trading foreign exchange rate risk for the years ended December 31, 2002 and 2001.

	2002	2001
	(Euro in millions)
Foreign exchange rate risk-trading
1 month holding period:
Average	0.9	2.1
High	1.9	4.4
Low	0.3	0.5
December 31	0.8	4.4

1 day holding period:
Average	0.2	0.5
High	0.4	1.0
Low	0.1	0.1
December 31	0.2	1.0

Equity risk

Capital Markets manages the equity risk arising in its convertible bond portfolio and from hedging stock market linked investment products (tracker bonds) sold to customers. Goodbody Stockbrokers manage the equity risk arising in its Principal Trading Account. The risk is that adverse movements in share, share index, or share option prices would result in loss to the Group. This risk is managed by setting limits on the probable maximum loss in fair value (VaR) on open equity positions. Stop-loss limits are also used to close out loss-making positions. The table below illustrates the VaR figures for equity risk for the years ended December 31, 2002 and 2001.

	Trading		Non-Trading
	2002	2001	2002	2001
	(Euro in millions)
Equity risk
1 month holding period:
Average	10.2	13.0	0.3	0.5
High	16.5	20.0	0.7	0.8
Low	6.2	10.3	0.1	0.1
31 December	9.9	12.1	—	0.1

1 day holding period:
Average	2.3	2.9	0.1	0.1
High	3.7	4.5	0.2	0.2
Low	1.4	2.3	—	—
31 December	2.2	2.7	—	—

Off-balance sheet financial instruments

The Group uses off-balance sheet financial instruments, including derivatives, to service customer requirements, to manage market and credit risk exposures and for trading purposes.

Contingent liabilities and commitments to extend credit are outlined in note 43. The Group’s maximum exposure to credit loss in the event of non-performance by the other party, where all counterclaims, collateral or security prove valueless, is represented by the contractual amounts of these contracts.

The following table shows the nominal or contract amounts and the risk weighted credit equivalent of contingent liabilities and commitments at December 31, 2002 and 2001.

	December 31, 2002		December 31, 2001
	Contract amount	Risk Weighted amount	Contract amount	Risk Weighted amount
	(Euro in millions)
Contingent liabilities
Acceptances and endorsements	72	61	142	109
Guarantees and assets pledged as collateral security	5,292	4,958	5,245	4,854
Other contingent liabilities	1,027	520	1,125	570

	6,391	5,539	6,512	5,533

Commitments
Sale and option to resell transactions	2,062	1,230	402	402
Other commitments	17,890	4,499	18,597	4,398

	19,952	5,729	18,999	4,800

The Group uses the same credit control and risk management policies in undertaking all off-balance sheet commitments as it does for on balance sheet lending including counterparty credit approval, limit setting and monitoring procedures. In addition, in relation to derivative instruments, the Group’s exposure to market risk is controlled within the risk limits in the Group’s Interest Rate Risk and Foreign Exchange Risk Policies and is further constrained by the risk parameters incorporated in the Group’s Derivatives Policy as approved by the Board.

The table below shows the notional amount and gross replacement cost for trading and non-trading interest rate, exchange rate and equity contracts at December 31, 2002 and 2001. Further detailed information on derivatives is provided in Note 44 of the Notes to Consolidated Financial Statements.

	December 31, 2002		December 31, 2001
	Notional amount	Gross replacement cost	Notional amount	Gross replacement cost
	(Euro in millions)
Interest rate contracts
Trading	75,558	1,223	46,015	586
Non-trading	34,971	690	70,136	846

	110,529	1,913	116,151	1,432

Exchange rate contracts
Trading	18,468	457	18,766	217
Non-trading	2,578	89	7,739	63

	21,046	546	26,505	280

Equity contracts
Trading	2,037	27	23	1
Non-trading	—	—	2,870	194

	2,037	27	2,893	195

Derivative instruments are contractual agreements between parties whose value reflects movements in some underlying interest rate, foreign exchange rate, equity price or index level. The above table shows the notional amount and gross replacement cost for trading and non-trading interest rate, exchange rate and equity contracts at December 31, 2002 and 2001. While notional principal amounts are used to express the volume of these transactions, the amounts subject to credit risk are much lower. This is because most derivative transactions involve payments based on the net differences between the rates expressed in the contracts and other market rates.

The Group uses derivatives to hedge interest rate, foreign exchange rate and equity risk. The Group also makes controlled use of derivatives for discretionary trading purposes.

The values of derivative instruments can rise and fall as market rates change. Where they are used to hedge other assets and liabilities, the changes in value are generally offset by the value changes in the hedged items. As long as the derivative instrument is effective in offsetting the risk of the associated asset or liability, both at the time it is entered into and throughout the hedge period, it is accounted for in accordance with the accounting treatment for the item or items being hedged. Swaps, forward rate agreements, futures and option contracts are used to hedge specific assets or groups of similar assets or specific liabilities or groups of similar liabilities. Where transactions originally entered into for hedging purposes no longer represent hedges, they are restated at fair value and any subsequent change in value is taken to the consolidated statement of income immediately.

The following is a brief description of the derivative instruments that account for the major part of the Group’s derivative activities:

Interest rate swaps are agreements between two parties to exchange interest payments based on variable or fixed interest rates. They are used to convert variable rate assets or liabilities into fixed rate assets or liabilities or vice versa or to change the maturity profile of the underlying assets or liabilities. Currency swaps are interest rate swaps where one or both sides of the swap is payable in a different currency. These allow Global Treasury to change the currency profile of an interest rate risk position.

Forward rate agreements are individually negotiated contracts that allow customers to fix the rates at which they will borrow or lend in the future.

Financial futures are exchange-traded contracts that allow investors to speculate on the future direction of interest rates, stock indices, commodities etc. They are also an effective and cheap way to hedge against movement in certain market rates. They are used in the Group to hedge exposures arising from the sale of forward rate agreements or guaranteed equity products. They are also used to manage the interest rate risk arising in the Group’s debt securities portfolio.

Options are contracts that give the purchaser the right, but not the obligation, to buy or sell an underlying asset e.g. bond, foreign currency, or equity index, at a certain price on or before an agreed date. These provide more flexible means of managing exposure to changes in interest rates, exchange rates and equity index levels. Foreign exchange rate options are used to hedge income and expenses arising from non-euro denominated assets and liabilities and to manage the impact of exchange rates on the reported euro value of non-euro earnings. Foreign exchange rate options are also used to hedge exposures arising from customer transactions.

Interest rate caps/floors are series of options that give the buyer the ability to fix the maximum or minimum rate of interest. A combination of an interest rate cap and floor is known as an interest rate collar. These are used to limit the variability in the rate payable on future loans and deposits.

Forward foreign exchange contracts are agreements to buy or sell a specified quantity of foreign currency, usually on a specified date, at an agreed exchange rate. These contracts are used to fix the exchange rates for future foreign exchange transactions. They are also used by the Group to hedge non-euro income and expenses and to manage the impact of exchange rates on the reported euro value of non-euro earnings.

Measurement and control of off-balance sheet financial instruments.

The market risk exposure arising from derivative transactions is controlled within the risk limits set for the management of interest rate, foreign exchange and equity risk. In addition, the Group sets limits on the counterparty credit risk it is prepared to take on derivatives. Unlike loans or investments, credit risk on derivatives change over the life of the derivative contract with the movement in the underlying market rate. For example, in a pay-fixed, receive floating interest rate swap, the Group is exposed to credit risk when variable interest rates rise above the agreed fixed rate, as under such circumstances, it is due to receive payment from the counterparty. Where variable interest rates fall below the agreed fixed rate, the counterparty is exposed to the credit risk of the Group.

Credit risk on derivatives is measured using a simulation methodology that models the potential movement in value of the portfolio over the remaining period to maturity and assumes counterparty default in adverse circumstances for the Group. Counterparty netting and credit support agreements are used to mitigate the credit risk.

The Group uses the same credit control and risk management policies in undertaking off-balance sheet commitments as it does for on balance sheet lending, including counterparty credit approval, limit setting and monitoring procedures.

Loan portfolio

AIB Group’s loan portfolio comprises loans (including overdrafts) and installment credit and finance lease receivables.

The overdraft provides a demand credit facility combined with a checking account. Borrowings occur when the customer’s drawings take the checking account into debit. The balance may therefore fluctuate with the requirements of the customer. Although overdrafts are contractually repayable on demand (unless a fixed term has been agreed), provided the account is deemed to be satisfactory, full repayment is not generally demanded without notice.

An important factor influencing the quality of AIB Group’s earnings is the diversification of its credit portfolio within each of its geographic markets (Ireland, United Kingdom, United States of America and Poland) by spread of locations, industry classification and individual customer. No one industry in any geographic market accounts for more than 10% of AIB Group’s total loan portfolio.

The following table shows AIB Group’s total loan portfolio by categories of loans at December 31, 2002, 2001, 2000, 1999 and 1998.

	December 31,
	2002	2001	2000	1999	1998
	(Euro in millions)
IRELAND
Agriculture	1,393	1,344	1,233	1,261	1,053
Energy	539	386	385	234	137
Manufacturing	2,171	2,452	2,485	1,729	1,531
Construction and property	4,796	4,062	3,455	2,665	1,294
Distribution	3,741	3,351	2,960	2,412	2,010
Transport	505	544	404	505	270
Financial	461	556	392	804	845
Services	1,980	1,600	1,300	978	1,027
Personal—Residential mortgages	7,725	5,930	4,922	3,915	3,038
—Overdraft/installment	3,024	2,716	2,531	2,274	2,002
Lease financing	1,406	1,364	1,336	1,202	951
Guaranteed by Irish Government	11	—	51	7	8

	27,752	24,305	21,454	17,986	14,166

UNITED KINGDOM
Agriculture	162	134	136	120	104
Energy	73	20	87	25	26
Manufacturing	989	1,190	780	659	372
Construction and property	2,860	2,156	1,850	1,473	1,128
Distribution	1,588	1,423	1,319	1,307	871
Transport	264	308	149	60	59
Financial	781	745	521	268	93
Services	2,261	1,805	1,522	1,440	1,052
Personal—Residential mortgages	2,151	1,965	1,775	1,523	1,166
—Overdraft/installment	1,007	922	872	742	572

	12,136	10,668	9,011	7,617	5,443

UNITED STATES OF AMERICA
Commercial	4,416	5,606	5,107	4,262	3,446
Real Estate	2,582	2,988	2,862	2,556	2,209
Residential mortgages	374	550	705	691	717
Retail	2,693	3,206	3,049	2,911	2,346
Bankcard	12	17	16	15	13
Leases receivable	839	1,235	1,321	1,202	891

	10,916	13,602	13,060	11,637	9,622

POLAND(1)
Agriculture	154	169	133
Energy	219	263	207
Manufacturing	871	1,018	886
Construction and Property	221	230	187
Distribution	600	730	607
Transport	113	102	57
Financial	238	196	228
Services	318	275	181

Total Commercial	2,734	2,983	2,486	2,184	871

Personal—Residential mortgages	319	181	78
—Overdraft/installment	239	333	340

Total Personal	558	514	418	294	96

	3,292	3,497	2,904	2,478	967

REST OF THE WORLD	227	230	220	301	483

Total Loans to customers	54,323	52,302	46,649	40,019	30,681
Unearned income	(242)	(311)	(329)	(293)	(223)
Allowance for loan losses	(860)	(1,007)	(869)	(768)	(538)

	53,221	50,984	45,451	38,958	29,920

(1)	A common standard for sectoral reporting of Poland advances was implemented during 2000 and is reflected in the above table for the years ended December 31, 2002, 2001 and 2000 only.

The following table shows the percentages of total loans by each category of loan at December 31, 2002, 2001, 2000, 1999 and 1998.

	December 31,
	2002	2001	2000	1999	1998
IRELAND
Agriculture	2.6%	2.6%	2.6%	3.1%	3.4%
Energy	1.0	0.7	0.8	0.6	0.5
Manufacturing	4.1	4.7	5.3	4.3	5.0
Construction and property	8.8	7.8	7.4	6.7	4.2
Distribution	6.9	6.4	6.4	6.0	6.6
Transport	0.9	1.0	0.9	1.3	0.9
Financial	0.8	1.1	0.8	2.0	2.8
Services	3.6	3.1	2.8	2.4	3.3
Personal—Residential mortgages	14.2	11.3	10.6	9.8	9.9
—Overdraft/installment	5.6	5.2	5.4	5.7	6.5
Lease financing	2.6	2.6	2.9	3.0	3.1
Guaranteed by Irish Government	—	—	0.1	—	—

	51.1%	46.5%	46.0%	44.9%	46.2%

UNITED KINGDOM
Agriculture	0.3%	0.3%	0.3%	0.3%	0.3%
Energy	0.1	—	0.2	0.1	0.1
Manufacturing	1.8	2.3	1.7	1.6	1.2
Construction and property	5.3	4.1	4.0	3.7	3.7
Transport	2.9	2.7	2.8	3.3	2.8
Distribution	0.5	0.6	0.3	0.1	0.2
Financial	1.4	1.4	1.1	0.7	0.3
Services	4.2	3.4	3.2	3.6	3.4
Personal—Residential mortgages	4.0	3.8	3.8	3.8	3.8
—Overdraft/installment	1.9	1.8	1.9	1.8	1.9

	22.4%	20.4%	19.3%	19.0%	17.7%

UNITED STATES OF AMERICA
Commercial	8.1%	10.7%	11.0%	10.7%	11.2%
Real estate	4.8	5.7	6.2	6.4	7.2
Residential mortgages	0.7	1.1	1.5	1.7	2.3
Retail	5.0	6.1	6.5	7.3	7.7
Bankcard	—	—	—	—	0.1
Leases receivable	1.5	2.4	2.8	3.0	2.9

	20.1%	26.0%	28.0%	29.1%	31.4%

POLAND(1)
Agriculture	0.3%	0.3%	0.3%
Energy	0.4	0.5	0.4
Manufacturing	1.6	2.0	1.9
Construction and Property	0.4	0.4	0.4
Distribution	1.1	1.4	1.3
Transport	0.2	0.2	0.1
Financial	0.4	0.4	0.5
Services	0.6	0.5	0.4

Total Commercial	5.0	5.7	5.3	5.5	2.8

Personal—Residential mortgages	0.6	0.4	0.2
—Overdraft/installment	0.4	0.6	0.7

Total Personal	1.0	1.0	0.9	0.7	0.3

	6.0%	6.7%	6.2%	6.2%	3.1%

REST OF THE WORLD	0.4%	0.4%	0.5%	0.8%	1.6%

Total loans to customers	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	A common standard for sectoral reporting of Poland advances was implemented during 2000 and is reflected in the above table for the years ended December 31, 2002, 2001 and 2000 only.

Analysis of loans to customers by maturity and interest rate sensitivity

The following table analyzes loans to customers by maturity and interest rate sensitivity. Overdrafts, which in the aggregate represent approximately 6% of the portfolio, are classified as repayable within one year. Over 20% of AIB Group’s loan portfolio is provided on a fixed rate basis. Fixed rate loans are defined as those loans for which the interest rate is fixed for the full term of the loan. The interest rate risk exposure is managed by Global Treasury within agreed policy parameters.

	December 31, 2002
	Within 1 year	After 1 year but within 5 years	After 5 years	Total
	(Euro in millions)
Ireland	9,854	7,454	10,428	27,736
United Kingdom	3,573	3,165	5,414	12,152
United States of America	6,706	2,662	1,775	11,143
Poland	1,714	1,033	545	3,292
Rest of the World	—	—	—	—

Total loans by maturity	21,847	14,314	18,162	54,323

		Fixed rate	Variable rate	Total
		(Euro in millions)
Ireland		4,036	23,700	27,736
United Kingdom		1,231	10,921	12,152
United States of America		5,614	5,529	11,143
Poland		132	3,160	3,292
Rest of the world		—	—	—

		11,013	43,310	54,323

Provision and allowance for loan losses

A provision for loan losses is taken as a charge to income and added to the allowance for loan losses to bring the allowance to a level considered sufficient, having regard to both specific and general factors. Any subsequent charge off (write-off) is charged against the allowance.

A specific provision is made against problem loans when, in the judgement of management, the estimated repayment realizable from the obligor, including the value of any security available, is likely to fall short of the amount of principal and interest outstanding on the obligor’s loan or overdraft account. Certain consumer portfolios are provided for on a delinquency basis. These portfolios are Credit Cards, Leasing and Home Mortgages. The amount of the specific provision made in AIB Group’s consolidated financial statements is intended to cover the difference between the balance outstanding on problem loans and estimated recoveries. The management process for the identification of loans requiring provision is underpinned by independent tiers of review.

Credit quality and loan loss provisioning are independently monitored by head office personnel on a regular basis. A groupwide system for grading advances according to agreed credit criteria exists with an important objective being the timely identification of vulnerable loans so that remedial action can be taken at the earliest opportunity. Grading is fundamental to the determination of provisioning in AIB Group; it triggers the process which results in the creation of a specific provision on individual loans where there is doubt on recoverability.

General provisions are also maintained to cover loans, which are impaired at balance sheet date and, while not specifically identified, are known from experience to be present in any portfolio of loans.

General provisions are maintained at levels that are deemed appropriate by management having considered: credit grading profiles and grading movements; historic loan loss rates; changes in credit management, procedures, processes and policies; levels of credit management skills; local and international economic climates; portfolio sector profiles/industry conditions; current estimates of expected loss in the portfolio.

Estimates of expected loss are driven by the following key factors;

—	Probability of default i.e. the likelihood of a customer defaulting on its obligations over the next 12 months,

—	Loss given default i.e. the fraction of the exposure amount that will be lost in the event of default, and

—	Exposure at default i.e. exposure is calculated by adding the expected drawn balance plus a percentage of the unused limits.

Our grading systems have been internally developed and are continually being enhanced, e.g. externally benchmarked, to help underpin the aforementioned factors which determine the estimates of expected loss. Estimated expected loss is only one element in assessing the adequacy of our allowances.

All AIB divisions assess and approve their provisions and provision adequacy on a quarterly basis. These provisions are in turn reviewed and approved by the AIB Group Credit Committee on a quarterly basis with ultimate Group levels being approved by the Group Audit Committee and the Group Board of Directors.

When a loan has been subjected to a specific provision and the prospects for recovery do not improve, a point will come when it may be concluded that there is no realistic prospect of recovery. When that point is reached, the amount of the loan which is considered to be beyond prospect of recovery is charged off.

Movements in the allowance for loan losses

	December 31,
	2002	2001	2000	1999	1998
	(Euro in millions)
Total allowance at beginning of period	1,009	872	771	538	501
Acquisition of subsidiary companies	—	—	35	184	—
Allowance of disposed loans	(2)	—	—	—	(6)
Transfer from provisions for contingent liabilities	—	—	—	—	4
Currency translation and other adjustments	(86)	46	33	43	(13)
Recoveries of provisions previously charged off	26	25	32	28	24
Amounts charged off
Ireland	(62)	(34)	(33)	(31)	(30)
United Kingdom	(21)	(10)	(17)	(16)	(23)
United States of America	(89)	(42)	(44)	(43)	(24)
Poland	(106)	(24)	(18)	(6)	(5)
Rest of the World	(1)	(3)	(20)	(11)	(16)

	(279)	(113)	(132)	(107)	(98)
Provisions charged against income(1)
Ireland	72	137	80	80	79
United Kingdom	43	36	40	31	43
United States of America	97	49	44	38	19
Poland	167	122	91	22	27
Rest of the World	—	2	3	7	42

	379	346	258	178	210
Recoveries of provisions against income(1)
Ireland	(21)	(18)	(14)	(15)	(16)
United Kingdom	(11)	(16)	(11)	(21)	(20)
United States of America	—	—	(1)	—	(6)
Poland	(126)	(106)	(64)	(15)	(16)
Rest of the world	(1)	(2)	(3)	(14)	(2)

	(159)	(142)	(93)	(65)	(60)
Recoveries of provisions previously charged off(1)
Ireland	(12)	(13)	(15)	(14)	(15)
United Kingdom	(2)	(1)	(6)	(4)	(1)
United States of America	(12)	(11)	(10)	(9)	(8)
Poland	—	—	(1)	(1)	—
Rest of the World	—	—	—	—	—

	(26)	(25)	(32)	(28)	(24)

Total allowance at end of period	862	1,009	872	771	538

Allowance at end of period
Specific	435	539	436	401	258
General	427	470	436	370	280

Total	862	1,009	872	771	538

Amounts include:
Loans and advances to banks	2	2	3	3	—
Loans and advances to customers	860	1,007	869	768	538

	862	1,009	872	771	538

(1)	The aggregate of these sets of figures represents the total provisions for loan losses charged to income.

Commentary on the movements from 2001 to 2002 are detailed on page 27 (provisions for loan losses), page 70 (net charge offs) and page 75 (movements in non-performing loans).

The following table reconciles the total provisions for loan losses charged to income as shown in (A), the table on page 69 above relating to “Movements in the allowance for loan losses”, with that shown in (B), AIB Group’s “Consolidated statement of income”.

	Years ended December 31,
	2002	2001	2000
	(Euro in millions)
(A)
Provisions charged against income	379	346	258
Recoveries of provisions charged against income	(159)	(142)	(93)
Recoveries of loans previously charged off	(26)	(25)	(32)

Total charged to income	194	179	133

(B)
Provisions for loans losses	194	179	133

The following table presents additional information with respect to the provision and allowance for loan losses for the years ended December 31, 2002, 2001, 2000, 1999 and 1998.

	Years ended December 31,
	2002	2001	2000	1999	1998
Allowance at end of period as a percentage of total loans, less unearned income, at end of period
Specific Allowance	0.80%	1.04%	0.94%	1.01%	0.85%
General Allowance	0.79%	0.90%	0.94%	0.93%	0.92%

	1.59%	1.94%	1.88%	1.94%	1.77%

The reduction in allowance from 1.94% to 1.59% is due to the higher levels of charge-offs (see details below) and the use of the €40 million unallocated provision (included in general allowance).

Specific allowances are allocated to individual non-performing loans (see page 72 for geographic split by sector).

The specific allowances as a percentage of loans has decreased from 1.04% to 0.80% which is primarily due to a higher level of charge-offs (see details below) and the addition of new non-performing loans requiring lower levels of specific provisioning due to the impact of collateral cover, particularly in the Capital Markets and USA divisions.

The General allowance as a percentage of loans has decreased from 0.90% to 0.79% mainly influenced by the use of €40 million of the unallocated provision which equates to 0.07% of the reduction.

Other factors which have influenced the level of General allowance as a percentage of loans are:

—	an increase in Residential Mortgages as a percentage of the total portfolio from 16.5% to 19.5%, i.e. a product sector with a lower level of risk replacing higher risk sectors,

—	continued uncertainty in the environments in which our divisions operate and the potential loss associated with corporate portfolios such as communications and aircraft leasing in our USA market,

—	some improvement in the value of loans classified as Watch grade in Poland.

	Years ended December 31,
	2002	2001	2000	1999	1998
Provisions charged to income and net loans charged off as a percentage of average loans
Total provisions charged to income	0.37%	0.36%	0.30%	0.24%	0.44%

Net loans charged off	0.48%	0.18%	0.23%	0.22%	0.26%

Net loans charged-off

Group net loans charged-off at 0.48% of average advances (€253 million) for the year to December 2002 compares with 0.18% or €88 million for 2001. The increase of €165 million is influenced by a number of factors including the following:

Ireland—up €29 million since December 2001 impacted by the introduction of a new provisioning system in Credit Card Centre which accounted for €16 million of the increase and the charge-off of a small number of corporate credits in the energy and manufacturing sectors of €8 million.

United Kingdom—up €9 million due primarily to the charge-off of two large corporate credits in the manufacturing sector.

USA—up €46 million primarily relating to the charge-off of a telecommunications credit of €40 million and an aircraft lease of €9.7 million.

Poland—up €83 million impacted by the introduction of an accelerated write-down policy which resulted in €75 million of aged non-accrual loans being written off in the year to December 2002.

Group net loans charged-off at 0.18% of average advances or €88 million for the year to December 2001 compares with 0.23% or €100 million for the year to December 2000. The decrease of €12 million is geographically spread as follows:

Ireland—increase of €3 million, United Kingdom - decrease of €2 million, USA - decrease of €3 million, Poland - increase of €7 million, Rest of the World - decrease of €17 million. The Rest of the World decrease relates primarily to the charge-off of a distribution sector credit during 2000.

The following table presents an analysis of AIB Group’s loans charged off for the years ended December 31, 2002 and 2001.

Analysis of loans charged off

	Years ended December 31,
	2002		2001
	Loans Charged off	Recoveries of loans previously charged off	Loans charged off	Recoveries of loans Previously charged off
	(Euro in millions)
IRELAND
Agriculture	0.9	1.2	2.8	1.0
Energy	4.4	—	—	—
Manufacturing	5.1	0.4	0.9	0.3
Construction and property	2.1	0.9	2.1	0.8
Distribution	3.4	2.0	5.5	2.2
Transport	0.9	—	0.3	0.1
Financial	0.4	—	1.9	1.0
Services	2.4	1.0	1.8	0.7
Personal—Residential mortgages	2.0	0.7	0.1	—
—Overdraft/installment	36.2	4.2	15.1	5.4
Lease financing	4.4	1.9	3.5	1.2

	62.2	12.3	34.0	12.7

UNITED KINGDOM
Agriculture	1.2	—	0.1	—
Manufacturing	9.4	1.4	2.2	0.5
Construction and property	1.6	0.1	0.1	—
Distribution	2.5	0.3	0.7	—
Transport	0.1	—	0.1	—
Financial	—	—	0.1	—
Services	1.5	0.1	2.3	0.4
Personal—Residential mortgages	—	—	0.1	—
—Overdraft/installment	4.5	0.4	4.8	0.4

	20.8	2.3	10.5	1.3

UNITED STATES OF AMERICA
Commercial	56.8	1.9	15.6	1.9
Real Estate	0.6	0.4	0.8	0.8
Residential mortgages	2.1	1.3	2.7	1.0
Retail	19.4	8.0	21.9	6.9
Bankcard	—	—	—	—
Leases receivable	9.8	0.2	0.8	0.4

	88.7	11.8	41.8	11.0

POLAND	106.6	—	23.5	—

REST OF THE WORLD	1.0	—	2.7	—

TOTAL	279.3	26.4	112.5	25.0

The following table presents an analysis of AIB Group’s allowance for loan losses at December 31, 2002, 2001 and 2000.

	December 31,
	2002	2001	2000
	(Euro in millions)
IRELAND
Agriculture	9	8	9
Energy	24	9	—
Manufacturing	12	13	9
Construction and property	4	4	4
Distribution	6	6	5
Transport	2	1	1
Financial	1	1	1
Services	14	8	7
Personal—Residential mortgages	5	4	3
—Overdraft/installment	48	46	35
Lease financing	19	18	15

	144	118	89

UNITED KINGDOM
Agriculture	2	3	2
Energy	5	—	1
Manufacturing	5	26	15
Construction and property	4	4	4
Distribution	3	4	7
Transport	1	3	1
Financial	2	—	1
Services	11	8	15
Personal—Residential mortgages	1	1	4
—Overdraft/installment	6	10	4

	40	59	54

UNITED STATES OF AMERICA
Commercial	15	13	8
Real Estate	—	1	1
Residential Mortgages	3	5	6
Retail	11	15	17

	29	34	32

POLAND
Commercial	176	279	233
Personal	45	46	23

	221	325	256

REST OF THE WORLD	1	3	5

TOTAL SPECIFIC ALLOWANCE	435	539	436

TOTAL GENERAL ALLOWANCE	427	470	436

TOTAL ALLOWANCE	862	1,009	872

Amounts include:
Loans and advances to banks	2	2	3
Loans and advances to customers	860	1,007	869

	862	1,009	872

Risk elements in lending

AIB Group makes provisions for loan losses in accordance with the method described under “Provision and allowance for loan losses”. Outside of the US, its loan control and review procedures generally do not include the classification of loans as non-accrual, accruing past due, restructured and potential problem loans, as defined by the US Securities and Exchange Commission (“SEC”). Management has, however, set out below the amount of loans, without giving effect to available security and before deduction of provisions, which would have been so classified had the SEC’s classification been used:

	December 31,
	2002	2001	2000	1999	1998
	(Euro in millions)
Loans accounted for on a non-accrual basis(1)
Ireland	290	195	162	146	141
United Kingdom	107	107	98	101	128
United States of America	104	85	85	44	49
Poland(2)	486	643	523	436	91
Rest of the World	3	3	3	26	27

	990	1,033	871	753	436

Accruing loans which are contractually past due 90 days or more as to principal or interest(3)
Ireland	78	63	79	57	48
United Kingdom	9	18	19	27	6
United States of America	43	51	36	32	34

	130	132	134	116	88

Restructured loans not included above(4)	—	—	—	—	—

Other real estate and other assets owned	26	14	30	29	36

(1)	Total interest income that would have been recorded during the year ended December 31, 2002 had interest on non-accrual loans been included in income amounted to €56 million—€14 million for Ireland, €6 million for the United Kingdom, €7 million for the United States of America, €29 million for Poland and zero for rest of the world. Interest on non-accrual loans included in income for the year ended December 31, 2002 totalled €43 million.
(2)	The increase in non-accrual loans in Poland in 1999 reflected the impact of the acquisition of Bank Zachodni.
(3)	Overdrafts generally have no fixed repayment schedule and consequently are not included in this category.
(4)	Outside of the United States, AIB Group does not normally renegotiate doubtful loans at concessionary rates of interest.

AIB Group generally expects that loans where known information about possible credit problems causes management to have serious doubt as to the ability of borrowers to comply with loan repayment terms would be included under its definition of non-performing and would therefore have been reported in the above table. However, management’s best estimate of loans, not included above, that are current as to payment of principal and interest but concerning which AIB Group has serious doubts as to the ability of the borrower to comply with loan repayment terms, totalled approximately €114 million at December 31, 2002 (€186 million at December 31, 2001).

AIB Group’s policy is that, whenever doubt exists, interest is not taken into income if it may subsequently have to be reversed. Interest is accounted for on a cash received basis and loans are designated as “non-accrual”, and reported as non-performing, when interest thereon is 90 days or more past due, except: (i) where there is sufficient evidence that repayment in full, including all interest up to the time of repayment (including costs) will be made within a reasonable and identifiable time period, either from realization of security, refinancing commitment or other sources; (ii) where there is independent evidence that the balance due, including interest, is adequately secured; or (iii) in certain exceptional cases where there is clear evidence from cash flow projections, provided such projections have been independently examined to the satisfaction of AIB Group, that payments will be brought up to date within a reasonable period of time not to exceed six months.

Loans where a provision exists in anticipation of a loss are also included in non-performing loans. For example, in our Poland division, loans that are 30 days overdue require a provision in order to comply with National Bank of Poland regulations or in the case of our consumer portfolios where provisioning is based on delinquency, e.g. in the case of credit cards when the repayment is greater than 30 days overdue, a provision is required. Therefore as provisions exist on these loans they are included in our non-performing loans.

The following table presents an analysis of AIB Group’s loans which are accounted for on a non-accrual basis at December 31, 2002, 2001 and 2000.

	December 31,
	2002	2001	2000
	(Euro in millions)
IRELAND
Agriculture	23	21	27
Energy	62	14	—
Manufacturing	17	19	16
Construction and property	14	11	10
Distribution	17	14	15
Transport	17	3	2
Financial	2	1	2
Services	27	16	15
Personal—Residential mortgages	18	18	17
—Overdraft/installment	75	62	48
Lease financing	18	16	10

	290	195	162

UNITED KINGDOM
Agriculture	2	3	3
Energy	15	—	1
Manufacturing	10	19	14
Construction and property	16	13	10
Distribution	18	24	20
Transport	3	3	3
Financial	5	—	—
Services	24	30	22
Personal—Residential mortgages	6	9	10
—Overdraft/installment	8	6	15

	107	107	98

UNITED STATES OF AMERICA
Commercial	89	62	58
Real Estate	6	5	8
Residential mortgages	9	18	19

	104	85	85

POLAND(1)
Agriculture	21	39
Energy	2	8
Manufacturing	159	236
Construction and Property	68	67
Distribution	129	158
Transport	7	7
Financial	13	38
Services	34	21

Total Commercial	433	574	493

Personal—Residential mortgages	16	8
—Overdraft/installment	37	61

Total Personal	53	69	30

	486	643	523

REST OF THE WORLD	3	3	3

TOTAL	990	1,033	871

(1)	A common standard for sectoral reporting of Poland non-accrual loans was implemented during 2001 and is reflected in the above table for years ended December 2002 and 2001 only.

Non-performing loans

Group loans accounted for on a non-accrual basis decreased by €43 million and as a percentage of advances decreased from 2% to 1.8% between December 31, 2001 and December 31, 2002 (but increased by €62 million net of currency exchange rate movements). The decrease primarily relates to the introduction of an accelerated write-down policy in Poland which resulted in a reduction in non-performing loans.

In the Republic of Ireland, loans accounted for on a non-accrual basis increased by €95 million during the year to December 31, 2002 and have increased as a percentage of advances from 0.80% at December 2001 to 1%. The increase relates primarily to the downgrade of a number of corporate cases in Capital Markets and some commercial cases in AIB Bank.

In the United Kingdom, loans accounted for on a non-accrual basis remained at €107 million for the year to December 2002.

In the United States, non-accrual loans increased by €19 million to €104 million due mainly to deterioration in the communications portfolio in Allfirst offset by reduced non-accrual loans in the retail portfolio. As a percentage of advances non-accrual loans in the US have increased from 0.6% to 1.0% of advances at December 31, 2002.

In Poland, the decrease of €157 million (€73 million net of currency exchange rate movements) in loans accounted for on a non-accrual basis in the year to December 31, 2002 is due primarily to the introduction of an accelerated write-down policy. Non-accrual loans have reduced as a percentage of advances from 18.4% at December 31, 2001 to 14.8% at December 31, 2002.

The classification of a loan as non-accrual does not necessarily indicate that the principal amount of the loan is uncollectible in whole or in part. As described above under “Provision and allowance for loan losses”, the provision made in respect of any particular loan is calculated net of any realizable security value and other identifiable repayment sources, while the full principal amount of the loan is reflected as non-accrual before any deduction for provisions, security values or other elements of loans that may be partially recoverable.

The allowance for loan losses as a percentage of customer loans accounted for on a non-accrual basis decreased from 97% as at December 31, 2001 to 87% as at December 31, 2002. This decrease was primarily due to the use of the Group unallocated provision and the accelerated write-downs of loans and provisions in Poland. Additional non-accrual loans with lower levels of provisions required in USA and Capital Markets also influenced the reduction in the ratio.

In accordance with AIB Group’s provisioning policy for loan losses, it is considered that appropriate provisions for the above losses have been made. See “Provision and allowance for loan losses” on page 68.

Cross-border outstandings

Cross-border outstandings, which exclude finance provided within AIB Group, are based on the country of domicile of the borrower and comprise placings with banks and money at call and short notice, loans to customers, finance lease receivables and installment credit, acceptances and other monetary assets, including non-local currency claims of overseas offices on local residents. AIB Group monitors geographic breakdown based on the country of the borrower and the guarantor of ultimate risk.

Cross-border outstandings exceeding 1% of total assets are shown in the following table.

	As % of total assets(1)	Total	Banks and other financial institutions	Government and official institutions	Commercial industrial and other private sector
	(Euro in millions)
December 31, 2002
United Kingdom	6.3%	5,461	2,026	618	2,817
United States	3.9%	3,332	680	516	2,136
Germany	1.9%	1,609	1,255	114	240
Italy	1.6%	1,398	173	995	230
Poland	1.4%	1,179	160	91	928
Spain	1.0%	895	75	299	521
December 31, 2001
United Kingdom	6.4%	5,748	2,243	268	3,237
United States	2.9%	2,570	250	568	1,752
Germany	2.7%	2,443	1,881	323	239
Italy	1.6%	1,419	464	731	224
Netherlands	1.1%	1,002	346	104	552
Poland	1.1%	952	295	89	568
December 31, 2000
United Kingdom	5.6%	4,465	1,832	388	2,245
Germany	3.2%	2,548	1,754	641	153
United States	2.5%	1,968	265	923	780
Italy	1.1%	921	404	506	11

(1)	Assets, consisting of total assets as reported in the consolidated balance sheet and acceptances, totalled €86,121 million at December 31, 2002 (2001: €89,501 million; 2000: €80,164 million).

At December 31, 2002 cross-border outstandings to borrowers in the Netherlands, Australia and France amounted to 0.99%, 0.85% and 0.70% respectively. At December 31, 2001 cross-border outstandings to borrowings in Spain amounted to 0.77%.

Concentrations of credit risk

Concentrations of credit risk exist when changes in economic, industry or geographic factors similarly affect groups of counterparties whose aggregate credit exposure is material in relation to AIB Group’s total credit exposure. Although AIB Group’s portfolio of financial instruments is broadly diversified along industry, product and geographic lines, material transactions are completed with other financial institutions, particularly in securities trading, derivative, and foreign exchange business.

PART II

Item 13.	Defaults, dividend arrearages and delinquencies
(a) None
(b) None

Item 14.	Material modifications to the rights of security holders and use of proceeds
(a) None
(b) None
(c) Not applicable
(d) No changes
(e) Not applicable

Item 15.	Controls and procedures
Evaluation of disclosure controls and procedures

Within the 90 days prior to the date of this report, the Group carried out an evaluation under the supervision of and with the participation of the Group’s management, including the Group Chief Executive and the Group Director, Finance & Enterprise Technology, of the effectiveness of the design and operation of the Group’s disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of the Group’s evaluation, the Group Chief Executive and the Group Director, Finance & Enterprise Technology concluded that the disclosure controls and procedures are effective in all material respects to ensure that information required to be disclosed in the reports the Group files and submits under the US Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.

Item 16.	Reserved

PART III

Item 17.     Financial statements

(Not responded to as Item 18 is complied with)

Item 18 and 19.     Financial statements and exhibits

(a) Financial statements

(b) Exhibits

Exhibit Number	Description
1.1	Memorandum and Articles of Association of Allied Irish Banks, plc
99.1	Section 906 Certifications

ALLIED IRISH BANKS, p.l.c.

Accounting policies

The accounts on pages 83 to 162 have been prepared under the historical cost convention, as modified by the revaluation of certain financial instruments held for dealing purposes, assets held in the long-term assurance business and certain properties. The accounts comply with the requirements of Irish statute comprising the Companies Acts 1963 to 2001 and the European Communities (Credit Institutions: Accounts) Regulations, 1992, and with applicable accounting standards issued by the Accounting Standards Board, pronouncements of the Urgent Issues Task Force, and with the Statements of Recommended Practice issued by the British Bankers’ Association and the Irish Bankers’ Federation (“Irish GAAP”), except as described in Note 53 in respect of the treatment of the losses arising from the fraudulent foreign exchange trading activities at Allfirst Bank. The preparation of accounts requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. Since management’s judgement involves making estimates concerning the likelihood of future events, the actual results could differ from those estimates.

The effect on the Group’s consolidated net income, consolidated total assets, consolidated total liabilities and ordinary stockholders’ equity had US Generally Accepted Accounting Principles (“US GAAP”) been applied in the preparation of these accounts is set out in note 50.

Change in accounting policy and presentation of financial information

(a) Deferred taxation

The Group has adopted Financial Reporting Standard (“FRS”) 19 “Deferred Tax” in the preparation of its accounts for the year ended December 31, 2002. Previously it was Group policy to provide deferred tax where there was a reasonable probability that the deferred tax asset or liability would crystallize in the foreseeable future. Under FRS 19, deferred tax is recognized on all timing differences. The change in policy did not have a material impact on the results for each of the years ended December 31, 2002,2001 and 2000. Under FRS 19, deferred tax assets and liabilities are required to be disclosed separately on the face of the balance sheet. Comparative figures have been restated.

(b) Change in presentation of financial information

The Group has implemented UITF 33—“Obligations in Capital Instruments” in the preparation of its accounts for the year ended December 31, 2002 and comparative figures have been restated.

Under UITF 33 the €500 million 7.5% Step-Up Callable Perpetual Reserve Capital Instruments (RCIs), which were issued during 2001, are treated as a subordinated liability rather than stockholders’ funds. The related interest cost is included within interest expense whereas previously the amount was included in “Dividends on non-equity shares”. The effect on 2001 is to reduce net interest income and income before taxes and exceptional items by €35 million. Dividends on non-equity shares reduced by €35 million and the impact on net income applicable to ordinary stockholders was neutral.

Funded retirement benefit plans in surplus are now shown as assets on the balance sheet while funded retirement benefit plans in deficit together with unfunded plans are shown on the balance sheet as liabilities. Previously these would have been presented as a net figure.

(c) Comparative amounts

Comparative amounts have been reclassified to accord with the presentation of information in the accounts for 2002.

Principal accounting policies

The principal accounting policies adopted by the Group are as follows:

(a)	Basis of consolidation

The Group accounts include the accounts of Allied Irish Banks, p.l.c. (the parent company) and its subsidiary undertakings made up to the end of the financial year. A subsidiary undertaking is one where the Group’s interest is greater than or equal to 50% and where the Group controls the subsidiaries operating and financial policies. All intercompany balances and transactions are eliminated in the consolidated accounts.

In order to reflect the different nature of the stockholders’ and policyholders’ interests in the long-term assurance business, the value of long-term assurance business attributable to stockholders and the long-term assurance assets and liabilities attributable to policyholders are classified under separate headings in the consolidated balance sheet.

(b)	Interests in associated undertakings

An associated undertaking generally is one in which the Group’s interest is greater than 20% and less than or equal to 50% and where the Group exercises significant influence over but does not control the entity’s operating and financial policies. Interests in associated undertakings are included in the consolidated balance sheet at the Group’s share of the book value of the net assets of the undertakings concerned, less provisions for any impairment in value. Goodwill arising on the acquisitions of associates occurring after January 1, 1998 is included within the carrying amount of the associate less amortization to date. The attributable share of income of associated undertakings, based on accounts made up to the end of the financial year, is included in the consolidated statement of income using the equity method of accounting.

(c)	Income and expense recognition

Interest income and expense is recognized on an accruals basis. Fees which, in effect, increase the yield on transactions are spread over the lives of the underlying transactions on a level yield basis. Fees and commissions received for services provided are recognized when earned. Expenses are, in general, charged to the statement of income as accrued. However, in

ALLIED IRISH BANKS, p.l.c.

Accounting policies—(Continued)

some cases, expenses incurred in the setting up of transactions are deferred and are charged to the statement of income over the lives of the transactions.

(d)	Allowance for loan losses

It is Group policy to make provisions for loan losses to reflect the losses inherent in the loan portfolio at the balance sheet date. The charge to the statement of income reflects new provisions made during the year, plus write-offs not previously provided for, less existing provisions no longer required and recoveries of bad debts already written off.

Specific provisions are made when, in the judgement of management, the recovery of the outstanding balance is in serious doubt. The amount of the specific provision is intended to cover the difference between the balance outstanding on the loan or advance and the estimated recoverable amount. In certain portfolios, provisions are applied to pools of loans on a formula driven basis depending on levels of delinquency.

When a loan has been subjected to a specific provision, and the prospects for recovery do not improve, a point will come when it may be concluded that there is no realistic prospect of recovery. When this point is reached, the amount of the loan which is considered to be beyond the prospect of recovery is written off.

General provisions are also made to cover loans which are impaired at balance sheet date, and while not specifically identified, are known from experience to be present in any portfolio of bank advances. The Group holds general provisions at a level deemed appropriate by management taking into account a number of factors including:- the credit grading profiles and movements within credit grades; historic loan loss rates; local and international economic climates and portfolio sector profiles /industry conditions. The level of general provisions is reviewed quarterly to ensure that it remains appropriate. Loans and advances to banks and customers are reported in the balance sheet having deducted the total provisions for loan losses (note 24).

Loans are deemed non-performing where interest is 90 days overdue and not taken to profit (i.e. non-accrual) or where a provision exists in anticipation of a loss. Interest is not taken to the statement of income when recovery is doubtful.

(e)	Debt securities

Debt securities held as financial fixed assets are those held on a continuing use basis by the Group and those held to hedge positions which are accounted for on a historic cost basis. These debt securities are stated in the balance sheet at cost, adjusted for the amortization of any premiums or discounts arising on acquisition or provisions for impairment. The amortization of premiums and discounts is included in net interest income. Profits and losses on disposal of securities held for investment purposes are recognized immediately in other operating income. Profits and losses on disposal of securities held for hedging purposes are amortized over the lives of the underlying transactions and included in net interest income.

Debt securities held for trading purposes are stated in the balance sheet at market value. Both realized and unrealized profits on trading securities are taken directly to the statement of income and included within dealing profits.

Investment or other securities may be lent or sold subject to a commitment to repurchase them. Securities sold are retained on the balance sheet where substantially all the risks and rewards of ownership remain with the Group. Similarly, securities purchased subject to a commitment to resell are treated as collateralized lending transactions where the Group does not acquire the risks or rewards of ownership.

(f)	Finance leases

Assets leased to customers are classified as finance leases if the lease agreements transfer substantially all the risks and rewards of ownership. Finance lease receivables are stated in the balance sheet at the cost of the asset, including gross earnings to date, less rentals earned to date and provisions for impairment. In addition rentals received in advance but not yet amortized to the statement of income are included in other liabilities.

Income from finance leasing transactions is apportioned over the primary leasing period on an after tax basis in proportion to the net cash investment using the investment period method. Government grants in respect of these assets are credited to the statement of income on the same basis.

(g)	Hire purchase and installment finance

Amounts receivable under hire purchase contracts are stated in the balance sheet at the cost of the asset, including gross earnings to date less rentals received to date and provisions for impairment.

Interest and charges on hire purchase and on installment credit agreements are taken to the statement of income by the sum of the digits method over the period of the agreements after deducting the costs of setting up the transactions.

(h)	Securitized assets

Securitized assets are included in the balance sheet at their gross amount less non-returnable proceeds received on securitization, where the Group has retained significant rights to benefits and exposure to risks, but where the Group’s maximum loss is limited to a fixed monetary amount. The contribution from the securitized assets is included in other operating income.

(i)	Operating leases

Rentals are charged to the statement of income in equal installments over the terms of the leases.

ALLIED IRISH BANKS, p.l.c.

Accounting policies—(Continued)

(j)	Property and equipment

It is Group policy not to revalue its property and equipment. The Group adopted the transitional arrangements of FRS 15 “Tangible Fixed Assets” and chose to retain the book amounts of previously revalued assets in its accounting records.

Property and equipment is depreciated on a straight line basis over its estimated useful economic life.

No depreciation is provided on freehold land. Freehold and long leasehold properties are written off over their estimated useful lives of 50 years.

Leasehold properties with less than 50 years unexpired are written off by equal annual installments over the remaining terms of the leases.

The estimated useful life for costs of adaptation of freehold and leasehold property are 10 years for branch properties and 15 years for office properties, in all cases subject to the maximum remaining life of a lease. Such costs are included within property in the balance sheet total of property and equipment.

Computer hardware, operating software and application software are written off over their estimated useful lives of 3 to 5 years, while other equipment and furnishings are written off over 3 to 10 years. The estimated useful life of motor vehicles is 5 years.

The Group reviews its depreciation rates regularly. Expenditure incurred to date amounting to €83 million on the development of computer systems has been capitalized and included under equipment. This expenditure is written off over a maximum period of 5 years and to date €24 million has been charged to the statement of income.

(k)	Equity shares

Equity shares intended to be held on a continuing basis are classified as financial fixed assets and included in the balance sheet at cost less provision for any impairment. Profits and losses on disposal of equity shares held as financial fixed assets are recognized immediately in the statement of income. Equity shares held for trading purposes are marked to market with full recognition in the statement of income of changes in market value.

(l)	Impairment

Property and equipment and goodwill are subject to impairment review in accordance with FRS 11 “Impairment of Fixed Assets and Goodwill” if there is evidence of changes in circumstances that the carrying amount of the fixed asset or goodwill may not be recoverable. For the purpose of conducting impairment reviews, income generating units are identified as groups of assets, liabilities and associated goodwill that generate income that is largely independent of other income streams.

The impairment review comprises a comparison of the carrying amount of the fixed asset or goodwill with its recoverable amount, which is the higher of net realizable value and value in use. Net realizable value is calculated by reference to the amount at which the asset could be disposed of. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the assets continued use, including that resulting from its ultimate disposal, at a market based discount rate on a pre-tax basis. Any loss is recognized in the statement of income in the year in which impairment occurs through the writing down of the asset. If the occurrence of an external event gives rise to the reversal of an impairment loss, the reversal is recognized in the statement of income, by increasing the carrying amount of the fixed asset or goodwill in the period in which it occurs.

(m)	Non-credit risk provisions

Provisions are recognized for present obligations arising as a consequence of past events where it is probable that a transfer of economic benefits will be necessary to settle the obligation and it can be reliably estimated.

The Group provided in the year ended December 31, 1993, on a present value basis, for the cost of its future commitments arising under the agreements reached in relation to the funding of Icarom plc (under Administration), formerly The Insurance Corporation of Ireland plc. The future commitments under the agreements were each discounted to their present value by applying an interest rate derived from the weighted average of the yield to maturity of Irish Government securities maturing on the same dates as the future commitments. The Group’s policy is not to revise these discount rates for future changes in interest rates. The commitments are deducted from the present value provisions as they mature and interest at the relevant discount rates is charged annually to interest expense and added to the present value provisions. The present value provisions are included in other liabilities (note 37).

Where a leasehold property ceases to be used in the business, provision is made where the unavoidable cost of the future obligations relating to the lease are expected to exceed anticipated income. The provision is discounted using market rates to reflect the long term nature of the cash flows.

Where the Group has a detailed formal plan for restructuring a business and has raised valid expectations in the areas affected by the restructuring, by starting to implement the plan or announcing its main features, provision is made for the anticipated cost of the restructuring including redundancy costs. The provision raised is normally utilized within twelve months.

Contingent liabilities are possible obligations whose existence will be confirmed only by uncertain future events giving rise to present obligations where the transfer of economic benefit is uncertain or cannot be reliably measured. Contingent liabilities are not recognized but are disclosed unless they are remote.

ALLIED IRISH BANKS, p.l.c.

Accounting policies—(Continued)

(n)	Credit related instruments

The Group treats credit related instruments (other than credit derivatives) as contingent liabilities and these are not recognized on the balance sheet unless and until the Group is called upon to make a payment under the instrument. Assets arising from payments to a third party where the Group is awaiting reimbursement from a customer are shown on the balance sheet where reimbursement is considered to be virtually certain. Fees for providing these instruments are taken to the statement of income over the life of the instrument and reflected in fees and commissions receivable.

(o)	Retirement benefits

AIB Group provides a number of defined benefit and defined contribution retirement benefit plans in various geographic locations, the majority of which are funded.

In relation to the defined benefit plans, a full actuarial valuation is undertaken every three years and is updated to reflect current conditions in the intervening periods. Plan assets are valued at market value. Plan liabilities are measured on an actuarial basis, using the projected unit method and discounted at the current rate of return on a high quality corporate bond of equivalent term and currency to the liability. Plans in surplus are shown as assets on the balance sheet net of the deferred tax impact. Plans in deficit together with unfunded plans are shown on the balance sheet as liabilities net of the deferred tax impact. Actuarial gains and losses are recognized immediately in the statement of total recognized gains and losses.

The current service cost and past service cost of the defined benefit plans is charged to operating income and the expected return on assets net of the change in the present value of the plan liabilities arising from the passage of time, is credited to other finance income.

The costs of the Group’s defined contribution plans are charged to the statement of income in the period in which they are incurred.

(p)	Deferred taxation

Except as outlined below deferred taxation is recognized in full in respect of timing differences that have originated but not reversed at the balance sheet date. Deferred tax is not provided on timing differences arising:- on the revaluation of property when no commitment has been made to sell the asset; when a taxable gain on the sale of an asset is rolled over into replacement assets; or on the potential additional tax that may be payable on the payment of a dividend by a subsidiary where no commitment has been made to pay a dividend.

Deferred tax assets are recognized to the extent that, on the basis of the available evidence, it is regarded as more likely than not that there will be suitable taxable income from which the future reversal of the underlying timing differences can be deducted. The calculation of the deferred taxation asset or liability is based on the taxation rates that are expected to apply in the periods in which the timing differences are expected to reverse based on tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

(q)	Foreign currencies

Assets and liabilities denominated in foreign currencies and commitments for the purchase and sale of foreign currencies are translated at appropriate spot or forward rates of exchange ruling on the balance sheet date. Profits and losses arising from these translations and from trading activities are included as appropriate, having regard to the nature of the transactions, in other operating income or dealing profits.

In the case of net investments in foreign subsidiaries, associated undertakings and branches, exchange adjustments arising from the retranslation of these investments, net of hedging profits and losses, are recognized in the statement of total recognized gains and losses.

Profits and losses arising in foreign currencies have been translated at average rates for the year. The adjustment arising on the retranslation of profits and losses to balance sheet rates is recognized in the statement of total recognized gains and losses.

(r)	Capital instruments

Issue expenses of capital instruments are deducted from the proceeds of issue and, where appropriate, are amortized to the statement of income so that the finance costs are allocated to accounting periods at a constant rate based on the carrying amount of the instruments. The issue expenses amortized to the statement of income are subsequently transferred to the share premium account.

(s)	Intangible assets and goodwill

Goodwill may arise on the acquisition of subsidiary and associated undertakings. Purchased goodwill is the excess of cost over the fair value of the Group’s share of net assets acquired. In accordance with FRS 10 “Goodwill and Intangible Assets”, purchased goodwill and intangible assets arising on acquisition of subsidiary and associated undertakings, occurring after January 1, 1998, are capitalized as assets on the balance sheet and amortized to the statement of income over their estimated useful economic lives. The useful economic life of goodwill is determined at the time of acquisition, taking into consideration factors such as the nature of the business acquired, the market in which it operates and its position in that market. In all cases goodwill is subject to a maximum life of 20 years and is subject to review in accordance with FRS 11 “Impairment of Fixed Assets and Goodwill”.

ALLIED IRISH BANKS, p.l.c.

Accounting policies—(Continued)

Goodwill arising on acquisitions of subsidiary and associated undertakings prior to December 31,1997 has been written off to profit and loss account reserves in the year of acquisition. In accordance with the transitional arrangements of FRS 10 this goodwill was not reinstated when FRS 10 was implemented. At the date of disposal of subsidiary or associated undertakings, any unamortized goodwill, or goodwill written off directly to profit and loss account reserves on acquisitions prior to January 1, 1998, is included with the Group’s share of net assets of the undertaking disposed in the calculation of the profit or loss on disposal.

(t)	Own shares

Shares held within certain Employee Share Trusts are recognized as assets on the balance sheet of the Group in accordance with UITF Abstract 13 “Accounting for ESOP trusts”.

Where shares have been granted to employees at a discount to market price the cost of providing these shares is charged to the statement of income on a systematic basis over the period to date of vesting. In accordance with UITF Abstract 13, dividend income received by the plans is excluded in arriving at income before taxes, and dividends on equity shares is reduced accordingly. In addition, shares held by the trusts are excluded from the earnings per share calculation.

(u)	Derivatives

The Group uses derivatives, such as interest rate swaps, options, forward rate agreements and financial futures for trading and non-trading purposes (note 44). The accounting treatment of these derivative instruments is dependent on the purpose for which they are entered into.

The Group maintains trading positions in a variety of financial instruments including derivatives. Trading transactions arise as a result of activity generated by customers while others represent proprietary trading with a view to generating incremental income. Trading instruments and hedges thereof are recognized in the accounts at fair value with the adjustment arising included in other assets and other liabilities as appropriate. Assets and liabilities arising are reported gross in other assets or liabilities reduced by the effects of qualifying netting agreements where the Group has the right to insist on net settlement that would survive the insolvency of the counterparty. Gains and losses arising from trading activities are included in dealing profits in the statement of income using the mark to market method of accounting. Interest and dividend income arising together with the funding costs relating to trading activities are included in net interest income.

Non-trading derivative transactions, comprise transactions held for hedging purposes as part of the Group’s risk management strategy, against assets, liabilities, positions or cash flows, themselves accounted for on an accruals basis. The gains and losses on these instruments (arising from changes in fair value) are not recognized in the statement of income immediately as they arise. Derivative transactions entered into for hedging purposes are recognized in the accounts on an accruals basis consistent with the accounting treatment of the underlying transaction or transactions being hedged. Upon early termination of derivative financial instruments, classified as hedges, any realized gain or loss is deferred and amortized to net interest income over the life of the original hedge as long as the designated assets or liabilities remain.

A derivative will only be classified as a hedge where it is designated as a hedge at its inception and where it is reasonably expected that the derivative substantially matches or eliminates the exposure being hedged. Transactions designated as hedges are reviewed and where a transaction originally entered into for hedging purposes no longer represents a hedge, its value is restated at fair value and any change in value is taken to the statement of income immediately. Interest rate swaps, forward rate agreements and option contracts are generally used to modify the interest rate characteristics of balance sheet instruments and are linked to specific assets or groups of similar assets or specific liabilities or groups of similar liabilities. Futures contracts are designated as hedges when they reduce risk and there is high correlation between the futures contracts and the item being hedged, both at inception and throughout the hedge period. Amounts paid or received over the life of a futures contract are deferred and amortized over the life of the contract.

(v)	Long-term assurance business

The value placed on the Group’s long-term assurance business attributable to stockholders represents a valuation of the policies in force together with the net tangible assets of the business including any surplus retained in the long-term business funds which could be transferred to stockholders. The value is determined on the advice of a qualified actuary on an after tax basis and is included separately in the consolidated balance sheet.

Movements in the value placed on the Group’s long-term assurance business attributable to stockholders, grossed up for taxation, are included in other operating income.

(w)	Fiduciary and trust activities

Allied Irish Banks, p.l.c. and some subsidiary undertakings act as trustee and in other fiduciary capacities that result in the holding or placing of assets on behalf of individuals, investment trusts, pension plans and unit trusts. These assets are not consolidated in the accounts as they are not assets of Allied Irish Banks, p.l.c. or its subsidiary undertakings. Fees and commissions earned in respect of these activities are included in the statement of income.

ALLIED IRISH BANKS, p.l.c.

Consolidated Statements of Income

			Years ended December 31,
	Notes		2002	2001	2000
				Restated(1)
			(Euro in millions)
Interest income:
Interest income and similar income arising from debt securities and other fixed income securities			946	1,198	1,140
Other interest receivable and similar income	5		3,807	4,148	3,987
Less: interest expense	6		(2,402)	(3,088)	(3,105)
Deposit interest retention tax	7		—	—	(113)

Net interest income			2,351	2,258	1,909
Other finance income	8		62	67	71
Dividend income	9
			14	11	6
Fees and commissions receivable
			1,301	1,258	1,101
Less: fees and commissions payable
			(138)	(128)	(108)
Dealing profits	10
			77	92	103
Exceptional foreign exchange dealing losses	10&53
			(18)	(417)	(228)
Other operating income	11
			263	193	202
Other income			1,499	1,009	1,076

Total operating income			3,912	3,334	3,056
Before exceptional item
			3,930	3,751	3,397
Exceptional foreign exchange dealing losses	10&53
			(18)	(417)	(228)
Deposit interest retention tax	7
			—	—	(113)
Administrative expenses:
Staff and other administrative expenses	12	(a)
			2,108	2,045	1,826
Restructuring and integration costs in continuing businesses	12	(b)
			13	38	—
Administrative expenses
			2,121	2,083	1,826
Depreciation and amortization	13
			207	195	171
Total operating expenses			2,328	2,278	1,997

Group operating income before provisions			1,584	1,056	1,059
Before exceptional item
			1,602	1,473	1,400
Exceptional foreign exchange dealing losses	10&53
			(18)	(417)	(228)
Deposit interest retention tax	7
			—	—	(113)
Provisions for loan losses
			194	179	133
Provisions for contingent liabilities and commitments
			2	19	2
Amounts written off/(written back) fixed asset investments	14
			55	6	(1)
			251	204	134
Group operating income—continuing operations			1,333	852	925
Before exceptional item
			1,351	1,269	1,266
Exceptional foreign exchange dealing losses	10&53
			(18)	(417)	(228)
Deposit interest retention tax	7
			—	—	(113)
Income from associated undertakings			9	4	3
Income on disposal of property			5	6	5
Income on disposal of businesses	16		—	93	—

Income before taxes (carried forward)			1,347	955	933
Before exceptional item
			1,365	1,372	1,274
Exceptional foreign exchange dealing losses	10&53
			(18)	(417)	(228)
Deposit interest retention tax	7
			—	—	(113)

ALLIED IRISH BANKS, p.l.c.

Consolidated Statements of Income—(Continued)

			Years ended December 31,
	Notes		2002		2001		2000
					Restated(1)
			(Euro in millions)
Income before taxes (brought forward)			1,347		955		933
Applicable taxes	17		296		187		239

Income after taxes			1,051		768		694
Equity and non-equity minority interests in subsidiaries	18
			24		23		38
Dividends on non-equity shares	19
			8		15		20
			32		38		58

Net income applicable to ordinary stockholders			1,019		730		636

Earnings per €0.32 ordinary share—basic	21	(a)	117.3	c	84.8	c	74.3	c
Earnings per €0.32 ordinary share—adjusted	21	(b)	123.0	c	119.4	c	106.7	c
Earnings per €0.32 ordinary share—diluted	21	(c)	116.1	c	84.2	c	73.8	c
Net income in accordance with accounting principles generally accepted in the United States	50		929		630		571

(1)	The figures for 2001 have been restated to reflect the interest cost of the Reserve Capital Instruments as interest expense rather than “Dividends on non-equity shares” in accordance with UITF 33.

The accompanying notes are integral part of these consolidated financial statements.

ALLIED IRISH BANKS, p.l.c.

Consolidated Balance Sheets

		December 31,
	Notes	2002	2001
		(Euro in millions)
ASSETS
Cash and balances at central banks		1,176	1,175
Items in course of collection		1,171	1,536
Central government bills and other eligible bills	22	24	49
Loans and advances to banks	23	4,788	6,047
Gross loans and advances to customers
		54,323	52,106
Allowance for loan losses
		(860)	(1,007)
Unearned interest
		(242)	(115)
Loans and advances to customers net
		53,221	50,984
Money market funds
		226	232
	24	53,447	51,216
Securitized assets
		1,002	1,099
Less: non-returnable proceeds
		(754)	(917)
	25	248	182
Debt securities (2002: market value of €18,448 million; 2001: market value of €20,251 million)	26	18,204	20,082
Equity shares	27	246	332
Interests in associated undertakings	28	31	10
Intangible fixed assets	29	457	495
Property and equipment	30	1,178	1,305
Own shares	31	176	245
Other assets		1,153	1,260
Deferred taxation	32	245	417
Prepayments and accrued income		927	2,080
Pension assets	15	—	372
Long-term assurance business attributable to stock holders	33	352	304

		83,823	87,107
Long-term assurance assets attributable to policyholders	33	2,226	2,252

		86,049	89,359

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits by banks	34	16,137	13,223
Customer accounts	35	52,976	54,557
Debt securities in issue	36	3,077	5,033
Other liabilities	37	2,591	3,252
Accruals and deferred income		829	2,148
Pension liabilities	15	537	117
Provision for liabilities and charges	38	60	71
Deferred taxation	32	527	728
Subordinated liabilities	39	2,172	2,516
Equity and non-equity minority interests in consolidated subsidiaries	40	274	312
Memorandum items: contingent liabilities and commitments	43
Stockholders’ equity
Ordinary shares of €0.32 each: 1,160 million authorized (2001: 1,160 million), 897.4 million and 886.7 million issued and outstanding as at December 31,2002 and 2001, respectively and non-cumulative preference shares of US$25 each: 20.0 million authorized and 0.25 million issued and outstanding at December, 31, 2002 and 2001	41
		293	291
Share premium account
		1,918	1,926
Reserves
		490	463
Profit and loss account
		1,942	2,470
Total stockholders’ funds including non-equity interests		4,643	5,150

		83,823	87,107
Long-term assurance liabilities to policyholders	33	2,226	2,252

		86,049	89,359

See note 50 for ordinary stockholders’ equity in accordance with accounting principles generally accepted in the United States.

The accompanying notes are integral part of these consolidated financial statements.

ALLIED IRISH BANKS, p.l.c.

Consolidated Statements of Changes in Stockholders’ Equity

	Years ended December 31,
	2002	2001	2000
	(Euro in millions)
PREFERENCE SHARE CAPITAL
Balance, January 1	7	7	6
Currency translation adjustments	(1)	—	1

Balance, December 31	6	7	7

ORDINARY SHARE CAPITAL
Balance, January 1	284	281	277
Issued under:
Dividend reinvestment plan (note 41)	2	1	3
Other (note 41)	1	2	1

Balance, December 31	287	284	281

SHARE PREMIUM ACCOUNT
Balance, January 1	1,926	1,877	1,833
Premium arising on shares issued under:
Employees’ profit sharing plans	17	18	17
Executive share option plan	17	13	7
Allfirst Financial, Inc. stock option plans	3	4	2
Profit and loss account	(1)	(1)	—
Currency translation adjustments	(44)	15	18

Balance, December 31	1,918	1,926	1,877

RESERVES(1)
Balance, January 1	463	401	330
Profit and loss account	45	63	70
Property revaluation reserves	(15)	—	—
Currency translation and other adjustments	(3)	(1)	1

Balance, December 31	490	463	401

PROFIT AND LOSS ACCOUNT RESERVES
Balance, January 1	2,470	2,432	2,201
Actuarial loss recognized in retirement benefit schemes (note 15)	(823)	(402)	(201)
Net income	1,019	730	636
Dividends on equity shares (note 20)	(429)	(380)	(335)
Dividend reinvestment plan	74	22	75
Reserves capitalized	(45)	(63)	(70)
Transfer from property revaluation reserves	15	—	—
Share premium account	1	1	—
Currency translation adjustments	(340)	130	126

Balance, December 31(2)	1,942	2,470	2,432

TOTAL STOCKHOLDERS’ FUNDS INCLUDING NON-EQUITY INTERESTS	4,643	5,150	4,998

Analysed as to:
Equity	4,408	4,871	4,734
Non-equity	235	279	264

	4,643	5,150	4,998

(1)	The 2001 amount has been restated to reflect the Reserve Capital Instruments as Subordinated Liabilities in accordance with UITF 33.
(2)	The cumulative goodwill arising on acquisitions of subsidiary and associated undertakings which are still part of the Group, and charged against profit and loss account reserves of the Group, amounted to €1,507 million at December 31,2002 (2001: €1,754 million).

Included within the profit and loss account reserve for the Group at December 31, 2002 is €482 million relating to the net pension liability in funded retirement benefit plans (note 15).

The accompanying notes are integral part of these consolidated financial statements.

ALLIED IRISH BANKS, p.l.c.

Consolidated Cash Flow Statements

			Years ended December 31,
	Notes		2002	2001	2000
				Restated
			(Euro in millions)
Net cash (outflow)/inflow from operating activities			(121)	231	2,433
Dividends received from associated undertakings			1	4	—
Returns on investments and servicing of finance	42	(a)	(138)	(131)	(184)
Equity dividends paid			(345)	(334)	(228)
Taxation	42	(b)	(280)	(242)	(199)
Capital expenditure and financial investment	42	(c)	1,379	700	(3,004)
Acquisitions and disposals	42	(d)	(5)	(59)	2
Financing	42	(e)	(129)	208	164

Increase/(decrease) in cash	42	(f)	362	377	(1,016)

Reconciliation of Group operating income to net cash (outflow)/inflow from operating activities
Group operating income			1,333	852	925
Decrease/(increase) in prepayments and accrued income			1,162	(199)	(607)
(Decrease)/increase in accruals and deferred income			(1,171)	418	355
Provisions for loan losses			194	179	133
Provisions for contingent liabilities and commitments			2	19	2
Amounts written off/(written back) fixed asset investments			55	6	(1)
Increase in other provisions			16	19	11
Depreciation and amortization			207	202	171
Amortization of own shares			—	2	1
Income on disposal of business			—	93	—
Interest on subordinated liabilities			83	133	155
Interest on reserve capital instruments			38	35	—
Income on disposal of debt securities and equity shares			(117)	(21)	(23)
Averaged gains on debt securities held for hedging purposes			(4)	(24)	(16)
Income on disposal of associated undertakings			(1)	(1)	(5)
Amortization of discounts on debt securities held as financial fixed assets			(15)	(7)	(2)
Increase in long-term assurance business			(48)	(66)	(72)

Net cash inflow from trading activities			1,734	1,640	1,027

Net increase in deposits by banks			3,975	452	3,621
Net increase in customer accounts			2,299	4,647	4,854
Net increase in loans and advances to customers			(6,129)	(4,281)	(5,812)
Net decrease/(increase) in loans and advances to banks			982	(1,588)	(1,015)
Decrease in central government bills			18	274	445
Net increase in debt securities and equity shares held for trading purposes			(1,180)	(1,394)	(710)
Net decrease/(increase) in items in course of collection			174	(374)	(160)
Net (decrease)/increase in debt securities in issue			(1,425)	533	(266)
Net (decrease)/increase in notes in circulation			(3)	44	23
(Increase)/decrease in other assets			(28)	(74)	(158)
(Decrease)/increase in other liabilities			(510)	460	471
Effect of currency translation and other adjustments			(28)	(108)	113

			(1,855)	(1,409)	1,406

Net cash (outflow)/inflow from operating activities			(121)	231	2,433

The accompanying notes are integral part of these consolidated financial statements.

ALLIED IRISH BANKS, p.l.c.

Statements of Total Recognized Gains and Losses

	Years ended December 31,
	2002	2001	2000
	(Euro in millions)
Net income	1,019	730	636
Currency translation differences on foreign currency net investments	(341)	165	138
Actuarial loss recognized in retirement benefit plans (note 15)	(823)	(402)	(201)
Prior year adjustment	—	438	—

Total recognized (losses)/gains relating to the year	(145)	931	573

Note of Historical Cost Profits and Losses

Reported profits on ordinary activities before taxation would not be materially different if presented on an unmodified historical cost basis.

The accompanying notes are integral part of these consolidated financial statements.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements

1. ACQUISITION OF STRATEGIC STAKE IN M&T BANK CORPORATION. DISPOSAL OF

ALLFIRST FINANCIAL INC.

On September 26, 2002 AIB announced that it was entering into a strategic relationship with M&T Bank Corporation “M&T” whereby AIB’s US subsidiary, Allfirst, would be acquired by M&T. As a result of the transaction, which closed on April 1, 2003, AIB acquired a strategic shareholding of 26.7 million M&T shares, representing a stake of approximately 22.5% in the enlarged M&T, together with US$886 million in cash.

The transaction has no impact on the accounts of AIB for 2002. The transaction will be accounted for in accordance with the Urgent Issue Task Force Abstract No. 31 “Exchanges of businesses or other non-monetary assets for an interest in a subsidiary, joint venture or an associate” (“UITF 31”). Under UITF 31 the transaction is accounted for as an exchange of 77.5% of Allfirst for 22.5% of the existing M&T. Under this approach, the 22.5% of Allfirst that is owned by AIB, both directly before the transaction and indirectly thereafter, is treated as being owned throughout the transaction. The transaction will give rise to a gain, which will be recognized on completion.

The gain on the disposal of Allfirst will be reflected in the 2003 financial statements. The results for 2002 and financial position of Allfirst is included in the USA division in Note 3 below.

Regulatory approval for the sale of Allfirst to M&T was received during March 2003. The effect of the disposal of Allfirst on the Consolidated Financial Statements to December 31, 2002, had the regulatory approval been granted prior to the approval of the financial statements, would have been that the financial position of Allfirst at the year-end would have been classified as discontinued as the entity was held for sale. This would have resulted in net income of EUR219 million being classified as discontinued in the consolidated statements of income. In addition, assets and liabilities of EUR15.6 billion would be classified as discontinued in the consolidated balance sheet.

The 2003 financial statements will also reflect the income and expenses of Allfirst for the period to March 31, 2003. From April 1, 2003 the Group will account for its investment in the enlarged M&T as an associated undertaking. The Group will include its 22.5% share of the income before taxes of the enlarged M&T in the Group consolidated statement of income within the caption “Income from associated undertakings”. The Group’s share of the taxation charge for the enlarged M&T will be included in the Group’s taxation charge.

2. NOTES IN CIRCULATION

AIB Group (UK) p.l.c. (formerly AIB Group Northern Ireland plc) is authorized to issue bank notes in Northern Ireland under the provisions of the Bank Charter Act 1844, the Bankers (Northern Ireland) Acts 1845 and 1928, the Allied Irish Banks Act (Northern Ireland) 1971, the Allied Irish Banks Act 1981 and the Allied Irish Banks Act 1993 (note 37).

3. OPERATIONS BY GEOGRAPHICAL SEGMENT

	Years ended December 31,
	2002	2001	2000
	(Euro in millions)
Interest income
Ireland	2,020	2,089	1,951
United States	984	1,254	1,359
United Kingdom	1,002	1,000	1,059
Poland	747	1,001	756
Rest of the World	—	2	2

	4,753	5,346	5,127

Other finance income
Ireland	62	60	62
United States	(2)	2	4
United Kingdom	2	5	5
Poland	—	—	—
Rest of the World	—	—	—

	62	67	71

Dividend income
Ireland	4	4	1
United States	4	5	—
United Kingdom	1	—	—
Poland	5	1	4
Rest of the World	—	1	1

	14	11	6

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

	Years ended December 31,
	2002	2001	2000
	(Euro in millions)
Fees and commissions receivable
Ireland	446	457	428
United States	462	433	355
United Kingdom	236	225	207
Poland	155	142	109
Rest of the World	2	1	2

	1,301	1,258	1,101

Dealing profits/(losses)
Ireland	63	62	25
United States	(11)	16	2
United Kingdom	24	12	44
Poland	1	2	32
Rest of the World	—	—	—

	77	92	103
Exceptional foreign exchange dealing losses	(18)	(417)	(228)

	59	(325)	(125)

Other operating income
Ireland	79	110	121
United States	120	13	37
United Kingdom	11	30	20
Poland	53	44	24
Rest of the World	—	(4)	—

	263	193	202

Gross income
Ireland	2,674	2,782	2,588
United States	1,557	1,723	1,757
United Kingdom	1,276	1,272	1,335
Poland	961	1,190	925
Rest of the World	2	—	5

	6,470	6,967	6,610
Exceptional foreign exchange dealing losses	(18)	(417)	(228)

	6,452	6,550	6,382

Total operating expenses
Ireland	924	885	801
United States	686	647	569
United Kingdom	363	350	332
Poland	351	393	292
Rest of the World	4	3	3

	2,328	2,278	1,997

Provisions
Ireland	71	132	51
United States	109	44	38
United Kingdom	25	19	23
Poland	47	9	23
Rest of the World	(1)	—	(1)

	251	204	134

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

	Years ended December 31,
	2002	2001	2000
	(Euro in millions)
Income before taxes, minority interests(1) and preference dividends
Ireland	675	527	577
United States	320	364	301
United Kingdom	303	333	286
Poland	67	55	106
Rest of the World	—	93	4

	1,365	1,372	1,274
Exceptional foreign exchange dealing losses	(18)	(417)	(228)
Deposit interest retention tax	—	—	(113)

	1,347	955	933

	December 31,
	2002	2001
	(Euro in millions)
Total assets
Ireland	45,205	42,148
United States	17,798	22,672
United Kingdom	16,774	17,184
Poland	6,271	7,343
Rest of the World	1	12

	86,049	89,359

Ordinary stockholders’ equity(2)
Ireland	1,975	2,245
United States	1,243	1,277
United Kingdom	944	1,029
Poland	246	320
Rest of the World	—	—

	4,408	4,871

(1)	The figures for 2001 have been restated to reflect the interest cost of the Reserve Capital Instruments as interest expense rather than “Dividends on non-equity shares”.
(2)	The geographical allocation of ordinary stockholders’ equity is based on the geographical split of risk weighted assets.

With the exception of ordinary stockholders’ equity, the geographical distribution is based on the location of the office recording the transaction.

The fungible nature of liabilities within the banking industry inevitably leads to allocations of liabilities to segments, some of which are necessarily subjective. Accordingly, the directors believe that the analysis of total assets is more meaningful than the analysis of net assets.

Turnover is not shown as it resulted in the main from the business of banking.

4. OPERATIONS BY BUSINESS SEGMENT(1)

	Years ended December 31,
	2002	2001	2000
	(Euro in millions)
Net interest income
AIB Bank ROI	921	843	738
AIB Bank GB & NI	363	336	318
USA division	549	584	537
Capital Markets division	271	210	127
Poland division	272	275	252
Group	(25)	10	50

	2,351	2,258	2,022
Deposit interest retention tax	—	—	(113)

	2,351	2,258	1,909

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

	Years ended December 31,
	2002	2001	2000
	(Euro in millions)
Other finance income
AIB Bank ROI	40	43	46
AIB Bank GB & NI	(1)	3	4
USA division	(2)	2	4
Capital Markets division	7	8	8
Poland division	—	—	1
Group	18	11	8

	62	67	71

	Years ended December 31,
	2002	2001	2000
	(Euro in millions)
Other income
AIB Bank ROI	353	359	357
AIB Bank GB & NI	166	161	151
USA division	528	446	381
Capital Markets division	282	305	304
Poland division	188	163	153
Group	—	(8)	(42)

	1,517	1,426	1,304
Exceptional foreign exchange dealing losses	(18)	(417)	(228)

	1,499	1,009	1,076

	Years ended December 31,
	2002	2001	2000
	(Euro in millions)
Total operating income
AIB Bank ROI	1,314	1,245	1,141
AIB Bank GB & NI	528	500	473
USA division	1,075	1,032	922
Capital Markets division	560	523	439
Poland division	460	438	406
Group	(7)	13	16

	3,930	3,751	3,397
Exceptional foreign exchange dealing losses	(18)	(417)	(228)
Deposit interest retention tax	—	—	(113)

	3,912	3,334	3,056

	Years ended December 31,
	2002	2001	2000
	(Euro in millions)
Total operating expenses
AIB Bank ROI	677	641	593
AIB Bank GB & NI	266	259	248
USA division	678	632	554
Capital Markets division	300	296	265
Poland division	351	396	296
Group	56	54	41

	2,328	2,278	1,997

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

	Years ended December 31,
	2002	2001	2000
	(Euro in millions)
Provisions
AIB Bank ROI	55	44	36
AIB Bank GB & NI	22	19	20
USA division	98	39	38
Capital Markets division	60	38	18
Poland division	46	9	23
Group	(30)	55	(1)

	251	204	134

	Years ended December 31,
	2002	2001	2000
	(Euro in millions)
Income before taxes, minority interests(2) and preference dividends
AIB Bank ROI	590	562	516
AIB Bank GB & NI	240	223	205
USA division	298	361	330
Capital Markets division	209	194	159
Poland division	61	36	88
Group	(33)	(4)	(24)

	1,365	1,372	1,274
Exceptional foreign exchange dealing losses	(18)	(417)	(228)
Deposit interest retention tax	—	—	(113)

	1,347	955	933

	December 31,
	2002	2001
	(Euro in millions)
Total loans
AIB Bank ROI	21,367	17,797
AIB Bank GB & NI	8,967	7,784
USA division	12,286	14,586
Capital Markets division	12,247	12,535
Poland division	3,473	4,646
Group	143	97

	58,483	57,445

	December 31,
	2002	2001
	(Euro in millions)
Total deposits
AIB Bank ROI	22,522	21,016
AIB Bank GB & NI	7,449	7,015
USA division	12,823	17,226
Capital Markets division	24,250	21,472
Poland division	5,014	5,968
Group	132	116

	72,190	72,813

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

	December 31,
	2002	2001
	(Euro in millions)
Total assets
AIB Bank ROI	27,239	23,512
AIB Bank GB & NI	10,161	8,993
USA division	17,234	22,427
Capital Markets division	25,026	26,881
Poland division	6,261	7,340
Group	128	206

	86,049	89,359

Total risk weighted assets
AIB Bank ROI	18,821	15,987
AIB Bank GB & NI	8,666	7,542
USA division	19,234	22,403
Capital Markets division	18,599	18,821
Poland division	3,662	4,105
Group	257	—

	69,239	68,858

Ordinary stockholders’ equity(3)
AIB Bank ROI	1,198	1,126
AIB Bank GB & NI	552	532
USA division	1,225	1,598
Capital Markets division	1,184	1,326
Poland division	233	289
Group	16	—

	4,408	4,871

(1)	The business segment information is based on management accounts information. Income on capital is allocated to the divisions on the basis of the capital required to support the level of risk weighted assets. Interest income earned on capital not allocated to divisions is reported in Group.
(2)	The figures for 2001 have been restated to reflect the interest cost of the Reserve Capital Instruments as interest expense rather than “Dividends on non-equity shares”.
(3)	The divisional allocation of ordinary stockholders’ equity is based on the divisional split of risk weighted assets.

The fungible nature of liabilities within the banking industry inevitably leads to allocations of liabilities to segments, some of which are necessarily subjective. Accordingly, the directors believe that the analysis of total assets is more meaningful than the analysis of net assets.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

5. OTHER INTEREST RECEIVABLE AND SIMILAR INCOME

	Years ended December 31,
	2002	2001	2000
	(Euro in millions)
Interest on loans and advances to banks	196	255	238
Interest on loans and advances to customers	3,423	3,684	3,544
Finance leasing and installment credit income	188	209	205

Total other interest receivable and similar income	3,807	4,148	3,987

	Years ended December 31,
	2002	2001	2000
	(Euro in millions)
Income from leasing and installment credit agreements has been accounted for as follows:
Investment period method (leasing)	119	134	135
Sum of the digits method (installment credit)	69	75	70

	188	209	205

The aggregate rentals receivable from leasing contracts was €505 million (2001: €501 million).

6. INTEREST EXPENSE

	Years ended December 31,
	2002	2001 Restated	2000
	(Euro in millions)
Interest on deposits by banks and customer accounts	2,178	2,744	2,701
Interest on debt securities in issue	103	176	249
Interest on subordinated liabilities	83	133	155
Interest on reserve capital instruments	38	35	—

Total interest expense	2,402	3,088	3,105

7. DEPOSIT INTEREST RETENTION TAX (“DIRT”)

On October 3, 2000, AIB announced that it had reached a full and final settlement with the Irish Revenue Commissioners of €114.33 million in relation to DIRT, interest and penalties in Ireland for the period April 1986 to April 1999. The settlement included €1.37 million paid in prior years. Although AIB believe that it had an agreement with the Revenue Commissioners in 1991 in relation to DIRT, the Board considered that concluding this settlement was in the best interests of shareholders, customers and staff. As a result an exceptional charge of €112.96 million was reflected in the accounts for the year ended December 31, 2000.

8. OTHER FINANCE INCOME

Under FRS 17 “Retirement benefits”, the net of the interest cost on liabilities and the expected return on assets is to be recorded as other finance income adjacent to interest. The interest cost represents the unwinding of the discount on the plan liabilities. The expected return on assets is based on long-term expectations at the beginning of the period.

A description of the retirement benefit plans operated by the Group is provided in note 15.

9. DIVIDEND INCOME

The dividend income relates to income from equity shares.

10. DEALING PROFITS

	Years ended December 31,
	2002	2001	2000
	(Euro in millions)
Foreign currency contracts	78	75	69
Profits less losses from securities held for trading purposes	10	2	42
Interest rate contracts	(11)	15	(8)

	77	92	103
Exceptional foreign exchange dealing losses	(18)	(417)	(228)

	59	(325)	(125)

Dealing profits is a term prescribed by the European Communities (Credit Institutions: Accounts) Regulations, 1992. Dealing profits reflects trading income and excludes interest payable and receivable arising from these activities. Staff and other administrative expenses arising from trading activities are not included here but are included under the appropriate heading within administrative expenses (note 12(a)).

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

11. OTHER OPERATING INCOME

	Years ended December 31,
	2002	2001	2000
	(Euro in millions)
Profit/(loss) on disposal of debt securities held for investment purposes	106	24	(1)
Profit on disposal of investments in associated undertakings	1	1	5
Profit/(loss) on disposal of equity shares	11	(3)	24
Contribution of life assurance company (note 33)	57	84	95
Contribution from securitized assets (note 25)	4	5	4
Mortgage origination and servicing income	7	10	3
Miscellaneous operating income	77	72	72

Total operating income	263	193	202

12. OPERATING EXPENSES

(a)	Staff and other administrative expenses

	Years ended December 31,
	2002	2001	2000
	(Euro in millions)
Staff costs:
Wages and salaries	1,097	1,060	934
Social security costs	105	104	85
Pension costs and other costs in respect of post-retirement benefits (note 15)	122	106	113
Other staff costs	67	72	60

	1,391	1,342	1,192

Other administrative expenses:
Auditors’ remuneration (including Value Added Tax):(1)
Audit services: Statutory audit	2	2	2
Audit related services	1	1	1

	3	3	3

Non-audit services: IT consultancy	—	—	4
Taxation services	—	1	1
Other consultancy	1	1	1

	1	2	6

Operating lease rentals:
Property	50	47	46
Equipment	4	4	4

	54	51	50

Other administrative expenses	659	647	575

Staff and other administrative expenses	2,108	2,045	1,826

(1)	Audit services include fees for the statutory audits of the Group and fees for assignments which are of an audit nature. These fees include assignments where the auditors provide assurance to third parties.

KPMG were appointed Auditors at the reconvened Annual General Meeting on June 26, 2002. The Auditors’ remuneration (including Value Added Tax) set out above for 2002 relates to KPMG only since date of appointment. In the year ended December 31, 2002, 70% of the total audit services fees and 84% of the non-audit services fees were paid to overseas offices of the Auditors.

The Auditors’ remuneration for 2001 and 2000 relates to PricewaterhouseCoopers. During 2002 €1.2 million was paid to PricewaterhouseCoopers in respect of audit related services. In the year ended December 31, 2001, 73% of the total audit services fees (2000: 70%) and 64% of the non-audit services fees (2000: 56%) were paid to overseas offices of the Auditors. Included in non-audit services for 2001 are fees for work associated with the merger of Bank Zachodni and Wielkopolski Bank Kredytowy. The level of non-audit services fees for 2000 is primarily due to fees for a number of significant IT assignments. The Audit Committee has reviewed the level of non-audit services fees and is satisfied that it has not affected the independence of the Auditors. It is Group policy to subject all large consultancy assignments to competitive tender.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

(b) Restructuring and integration costs in continuing businesses

Allfirst Financial Inc.

Allfirst introduced an early retirement program in August 2002 for certain qualifying employees which provided additional service credits for those employees who retired on December 1, 2002. The charge of €13 million in 2002 relates to the cost of the enhanced benefits that were provided to the employees who retired. This also forms part of the retirement benefit past service cost in note 15.

Bank Zachodni WBK S.A.

On June 13, 2001, Bank Zachodni S.A. (Group interest 83.01%) merged with Wielkopolski Bank Kredytowy S.A. (Group interest 60.14%) through a share for share offering. The enlarged company, now called Bank Zachodni WBK S.A. (Group interest 70.47%), is listed on the Warsaw stock exchange. The charge of €38 million in 2001 relates to the costs of integration of the two businesses.

13. DEPRECIATION AND AMORTIZATION

	Years ended December 31,
	2002	2001	2000
	(Euro in millions)
Depreciation of property and equipment:
Property depreciation	37	37	32
Equipment depreciation	138	127	113

	175	164	145
Amortization of goodwill (note 29)	32	31	26

	207	195	171

14. AMOUNTS WRITTEN OFF/(WRITTEN BACK) FIXED ASSET INVESTMENTS

	Years ended December 31,
	2002	2001	2000
	(Euro in millions)
Debt securities	19	6	(1)
Equity shares	36	(1)	—
Interests in associated undertakings	—	1	—

	55	6	(1)

15. RETIREMENT BENEFITS

(a) Description of retirement benefit plans

The Group provides pension benefits for employees in Ireland, the UK, and the US, the majority of which are funded. Certain post-retirement benefits are also provided for retired employees, primarily healthcare and life insurance benefits in the US.

The Group operates a number of defined benefit plans. The majority of staff in the Republic of Ireland are members of the AIB Group Irish Pension Capital Plan (the Irish plan) while the majority of staff in the UK are members of the AIB Group UK Pension plan (the UK plan). Allfirst sponsors a number of defined benefit plans, the largest of which (the US plan) covers substantially all employees of Allfirst and its subsidiaries. Retirement benefits for the defined benefit plans are calculated by reference to service and pensionable salary at normal retirement date.

Independent actuarial valuations, for the main Irish and UK plans, are carried out on a triennial basis. The last such valuation was carried out on January 1, 2001 using the Projected Unit Method. The plans are funded and contribution rates of 10.0% and 22.6% have been set for the Irish and UK plans respectively. As both these plans are closed to new entrants, under the Projected Unit Method, the current service cost and the standard contribution rates will increase as members of the plans approach retirement. Independent actuarial valuations of the US plans are carried out annually. The last such valuation was carried out on December 31, 2002 using the Projected Unit Method. The actuarial valuations are available for inspection only to the members of the plans.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

The following table summarizes the financial assumptions adopted in respect of the main plans. The assumptions, including the expected long-term rate of return on assets, have been set upon advice of the Group’s actuary.

	December 31,
	2002	2001	2000
	%	%	%
Financial assumptions
Irish plan
Rate of increase in salaries	4.0	4.0	4.0
Rate of increase of pensions in payment	2.5	2.5	2.5
Discount rate	5.60	5.75	5.75
Inflation assumptions	2.5	2.5	2.5

UK plan
Rate of increase in salaries	4.0	4.0	4.0
Rate of increase of pensions in payment	2.5	2.5	2.5
Discount rate	5.75	6.00	6.00
Inflation assumptions	2.5	2.5	2.5

US plan
Rate of increase in salaries	4.5	4.5	4.0
Rate of increase of pensions in payment	—	—	—
Discount rate	6.51	6.94	7.47
Inflation assumptions	3.0	3.0	3.0

The following table sets out on a combined basis for all plans the fair value of the assets held by the plans together with the long term rate of return expected for each class of assets.

	December 31, 2002		December 31, 2001		December 31, 2000
	Long term rate of return expected	Value	Long term rate of return expected	Value	Long term rate of return expected	Value
	%	€ m	%	€ m	%	€ m
Equities	9.0	1,490	8.6	2,138	7.4	2,280
Bonds	5.2	333	5.6	391	5.9	443
Other	6.3	346	4.9	373	5.1	407

Total market value of assets	8.0	2,169	7.7	2,902	6.9	3,130
Actuarial value of liabilities		(2,879)		(2,645)		(2,403)

(Deficit)/surplus in the plans		(710)		257		727
Related deferred tax asset/(liability)		173		(2)		(102)

Net pension (liability)/asset		(537)		255		625

The net pension (liability)/asset is recognized on the balance sheet as follows:-

	Years ended December 31,
	2002	2001	2000
	(Euro in millions)
Funded pension plans in surplus	—	372	671
Funded pension plans in deficit	(482)	(58)	—
Unfunded plans	(55)	(59)	(46)

	(537)	255	625

Included in the actuarial value of the liabilities is an amount in respect of commitments to pay annual pensions amounting to €105,992 in aggregate to a number of former directors.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

The following table sets out the components of the defined benefit cost for each of the three years ended December 31, 2002, 2001 and 2000.

	Years ended December 31,
	2002	2001	2000
	(Euros in millions)
Other finance income
Expected return on pension plan assets
	220	213	203
Interest on pension plan liabilities
	(158)	(146)	(132)
	62	67	71
Included within administrative expenses
Current service cost
	86	79	75
Past service cost
	22	5	21
	108	84	96

Cost of providing defined retirement benefits	46	17	25

	Years ended December 31,
	2002	2001	2000
	(Euros in millions)
Analysis of the amount recognized in statement of total recognized gains and losses
Actual return less expected return on pension plan assets	(862)	(438)	(158)
Experience gains and losses on plan liabilities	(18)	(32)	(72)
Changes in demographic and financial assumptions	(123)	(32)	(18)

Actuarial loss recognized under FRS 17	(1,003)	(502)	(248)
Deferred tax	180	100	47

Recognized in STRGL	(823)	(402)	(201)

	Years ended December 31,
	2002	2001	2000
	(Euro in millions)
Movement in (deficit)/surplus during the year
Surplus in plan at beginning of year	257	727	946
Movement in year:
Current service cost	(86)	(79)	(75)
Past service cost	(22)	(5)	(21)
Contributions	50	50	47
Other finance income	62	67	71
Actuarial loss recognized under FRS 17	(1,003)	(502)	(248)
Translation adjustment	32	(1)	7

Surplus in plan at end of year	(710)	257	727

	Years ended December 31,
	2002	2001	2000	1999
	(Euro in millions)
History of experience gains and losses
Difference between expected and actual return on plan assets:
Amount	(862)	(438)	(158)	324
Percentage of plan assets	40%	15%	5%	10%
Experience gains and losses on plan liabilities:
Amount	(18)	(32)	(72)	(16)
Percentage of plan liabilities	1%	1%	3%	1%
Total amount recognized in STRGL:
Amount	(1,003)	(502)	(248)	662
Percentage of plan liabilities	35%	19%	10%	31%

The Group operates a number of defined contribution plans. The defined benefit plans in Ireland and the UK were closed to new members from December 1997. Employees joining after December 1997 join on a defined contribution basis. The standard contribution rate in Ireland is 10%. The standard contribution rate in the UK is 5% and these members are also accruing benefits

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

under SERP (the State Earnings Related Pension Plan). Allfirst provides a defined contribution plan whereby eligible employees can contribute, subject to certain limitations, varying percentages of their annual compensation. Allfirst matches 100% of the first 3% and 50% of the next 3% of an employee’s contribution. The total cost in respect of defined contribution plans for 2002 was €27 million (2001: €22 million; 2000: €17 million).

(b) Implementation of FRS 17 ‘Retirement benefits’

The Group adopted FRS 17 in the preparation of its accounts for the year ended December 31, 2001 and comparative figures were restated. The change in accounting policy arising from the adoption of FRS 17 gave rise to a net credit to stockholders’ funds of €648 million at January 1, 2001.

16. INCOME ON DISPOSAL OF BUSINESSES

In August 2001, AIB’s interests in Keppel Capital Holdings Ltd. were sold to Oversea-Chinese Banking Corporation Limited, giving rise to a profit before taxation on disposal of €93 million (tax charge € nil).

17. APPLICABLE TAXES

	Years ended December 31,
	2002	2001	2000
	(Euro in millions)
Allied Irish Banks, p.l.c. and subsidiaries:
Corporation tax in Republic of Ireland
Current tax on income for the period
	81	88	69
Adjustments in respect of prior periods
	(7)	(6)	(1)
	74	82	68
Double taxation relief	(4)	(17)	(15)

Foreign tax	70	65	53
Current tax on income for the period
	202	118	101
Adjustments in respect of prior periods
	(4)	(8)	(5)
	198	110	96

	268	175	149

Deferred taxation
Origination and reversal of timing differences	21	12	90
Other	6	—	—

Total deferred taxation	27	12	90

Associated undertakings	1	—	—

Taxation on ordinary activities	296	187	239

Effective tax rate—adjusted(1)	22.3%	24.2%	25.8%

(1)	The adjusted effective tax rate has been presented to eliminate the effect of the exceptional foreign exchange dealing losses in all years (note 10) and the deposit interest retention tax settlement in 2000 (note 7).

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

The reconciliation of the statutory corporation tax rate on ordinary activities is as follows:

	Years ended December 31,
	2002	2001	2000
		Restated
	%	%	%
Statutory corporation tax rate	16.0	20.0	24.0
Tax on foreign income	7.9	6.9	3.2
Tax exempted income and income at reduced rate	(0.5)	(2.5)	(1.6)
Others—net	(1.1)	(0.2)	0.2

Effective tax rate—adjusted	22.3	24.2	25.8
Impact of exceptional foreign exchange dealing losses	(0.3)	(4.7)	(1.9)
Impact of deposit interest retention tax settlement	—	—	1.7

Effective tax rate	22.0	19.5	25.6

The deferred taxation charge arises from the following sources:

	Years ended December 31,
	2002	2001	2000
	(Euro in millions)
Ordinary activities
Leasing transactions	(28)	51	40
Short-term timing differences	55	(39)	50

	27	12	90

18. EQUITY AND NON-EQUITY MINORITY INTERESTS IN SUBSIDIARIES

	Years ended December 31,
	2002	2001	2000
	(Euro in millions)
The profit attributable to minority interests is analyzed as follows:
Equity interest in subsidiaries	20	15	28
Non-equity interest in subsidiaries	4	8	10

	24	23	38

19. DIVIDENDS ON NON-EQUITY SHARES

	Years ended December 31,
	2002	2001	2000
		Restated
	(Euro in millions)
Non-cumulative preference shares of US$25 each
Dividends paid and accrued(1)	8	15	20
Amortization of issue costs	—	—	—

	8	15	20

(1)	The charge in respect of preference dividends for the year ended December 31, 2002 includes an amount of €2 million which has been accrued (2001: €2 million; 2000: €4 million).

The holders of the US Dollar preference shares are entitled, in preference to the holders of any other shares of AIB, to a non-cumulative preferential dividend, payable quarterly in arrears at a floating rate equal to 3 month dollar libor plus 0.875% on the liquidation preference amount of US$1,000.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

20. DIVIDENDS ON EQUITY SHARES

Holders of Ordinary shares are entitled to receive such dividends out of the profits of AIB as are available by law for distribution and as may be declared by the stockholders at general meeting, but no dividends may be declared in excess of an amount recommended by AIB’s Board of Directors. The Board may, without obtaining prior stockholder approval, pay to the stockholders such interim dividends as appear to the Board to be justified by the net income of AIB.

No dividend can be declared or interim dividend paid unless the dividend on any outstanding preference shares most recently payable shall have been paid in cash.

	Years ended December 31,			Years ended December 31,
	2002	2001	2000	2002	2001	2000
	(cent per €0.32 share)			(Euro in millions)
Ordinary Shares
Interim dividend	17.25	15.40	13.50	154	136	117
Second interim dividend	—	28.40	—	—	250	—
Final dividend	31.81	—	25.25	283	—	221

	49.06	43.80	38.75	437	386	338

Employee share trusts(1)				(8)	(6)	(3)

				429	380	335

(1)	In accordance with FRS 14 “Earnings per share”, dividends of €7.9 million (2001: €5.8 million; 2000: €3.4 million) arising on the shares held by certain employee share trusts (note 31) are excluded in arriving at income before taxes and deducted from the aggregate of dividends paid and proposed.

21. EARNINGS PER €0.32 ORDINARY SHARE

	Years ended December 31,
	2002		2001		2000
(a) Basic
Net income attributable to the ordinary stockholders(1)	€1,019	m	€730	m	€636	m

Weighted average number of shares in issue during the year(1)	868.7	m	861.4	m	856.1	m

Earnings per share	117.3	c	84.8	c	74.3	c

(1)	In accordance with FRS 14 “Earnings per share”, dividends arising on the shares held by the employee share trusts (note 31) are excluded in arriving at income before taxes and deducted from the aggregate of dividends paid and proposed. The shares held by the trusts are excluded from the calculation of weighted average number of shares in issue.

	Earnings per share €0.32
	2002	2001	2000
	(cent per €0.32 share)
(b) Adjusted
As reported	117.3	84.8	74.3
Adjustment
Exceptional foreign exchange dealing losses (note 10)	2.1	31.0	17.3
Deposit interest retention tax (note 7)	—	—	12.0
Goodwill amortization (note 29)	3.6	3.6	3.1

	123.0	119.4	106.7

The adjusted earnings per share figure has been presented to eliminate the effect of the goodwill amortization and the exceptional foreign exchange dealing losses in all years and the deposit interest retention tax settlement in 2000.

	Years ended December 31,
	2002	2001	2000
	(Number of shares in millions)
(c) Diluted
Weighted average number of shares in issue during period	868.7	861.4	856.1
Dilutive effect of options outstanding	8.4	5.7	5.8

Diluted	877.1	867.1	861.9

The weighted average number of ordinary shares reflects the dilutive effect of options outstanding under the employee share trusts (note 31), the Share option plan (note 41) and the Allfirst Financial Inc. stock option plan (note 41).

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

22. CENTRAL GOVERNMENT BILLS AND OTHER ELIGIBLE BILLS

	December 31, 2002		December 31, 2001
	Book Amount	Market Value	Book Amount	Market Value
	(Euro in millions)
Held as financial fixed assets
Treasury bills and similar securities	23	23	45	45

Held for trading purposes
Treasury bills	1		4

	24		49

	December 31,
	2002	2001
	(Euro in millions)
Analysis of movements in central government bills and other eligible bills held as financial fixed assets:
At January 1	45	282
Currency translation adjustments	(6)	15
Purchases	1,020	4,938
Disposals/maturities	(1,041)	(5,243)
Amortization of discounts	5	53

At December 31	23	45

23. LOANS AND ADVANCES TO BANKS

	December 31,
	2002	2001
	(Euro in millions)
Funds placed with the Central Bank of Ireland	1,039	399
Funds placed with other central banks	53	34
Funds placed with other banks(1)	3,696	5,614

	4,788	6,047

	December 31,
	2002	2001
	(Euro in millions)
Analyzed by remaining maturity:
Repayable on demand	1,555	1,477
Other loans and advances by remaining maturity:
Over 5 years	160	230
5 years or less but over 1 year	77	219
1 year or less but over 3 months	457	722
3 months or less but not repayable on demand	2,541	3,401

	4,790	6,049
Allowance for loan losses (note 24)	(2)	(2)

	4,788	6,047

(1)	At December 31, 2002 securities purchased under agreements to resell amounted to €1,945 million (2001: €1,548 million). All securities were delivered either directly to the Group or to an agent for safekeeping.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

	December 31,
	2002	2001
	(Euro in millions)
Loans and advances to banks by geographical area
Republic of Ireland	2,463	2,894
United States of America	1,459	1,219
United Kingdom	451	423
Poland	414	1,500
Rest of the world	1	11

	4,788	6,047

24. LOANS AND ADVANCES TO CUSTOMERS LESS ALLOWANCE FOR LOAN LOSSES

	Years ended December 31,
	2002	2001
	(Euro in millions)
Loans and advances to customers(1)	51,109	48,679
Finance lease receivables and installment credit	3,214	3,427
Money market funds(2)	226	232

	54,549	52,338
Allowance for loan losses	(860)	(1,007)
Unearned interest	(242)	(115)

	53,447	51,216

Analyzed by remaining maturity:
Over 5 years	18,099	17,502
5 years or less but over 1 year	14,206	17,032
1 year or less but over 3 months	7,158	8,247
3 months or less	14,844	9,442

	54,307	52,223
Allowance for loan losses	(860)	(1,007)

	53,447	51,216

Of which repayable on demand or at short notice	12,008	10,889

Amounts include:
Due from associated undertakings	—	—

(1)	Includes an amount of €979 million and €630 million (2001: €958 million and €923 million) of loans pledged as collateral with the Central Bank of Ireland and The Federal Reserve Bank, respectively.
(2)	At December 31, 2002 there were securities purchased under agreements to resell of €109 million (2001: €44 million).

The cost of assets acquired for letting under finance leases and hire purchase contracts amounted to €1,367 million (2001: €1,406 million).

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

	December 31, 2002
	Specific	General	Total
	(Euro in millions)
Allowance for loan losses
Allowance at beginning of year	539	470	1,009
Currency translation adjustments	(51)	(35)	(86)
Disposed loans	(2)	—	(2)
Charge against income	—	194	194
Transfer to specific	202	(202)	—
Amounts charged off	(279)	—	(279)
Recoveries of amounts previously charged off	26	—	26

Allowance at end of year	435	427	862

Analysed as to:
Loans and advances to banks (note 23)	2	—	2
Loans and advances to customers.	433	427	860

	435	427	862

	December 31, 2001
	Specific	General	Total
	(Euro in millions)
Allowance at beginning of year	436	436	872
Currency translation adjustments	32	14	46
Charge against income	—	179	179
Transfer to specific	159	(159)	—
Amounts charged off	(113)	—	(113)
Recoveries of amounts previously charged off	25	—	25

Allowance at end of year	539	470	1,009

Analysed as to:
Loans and advances to banks (note 23)	2	—	2
Loans and advances to customers	537	470	1,007

	539	470	1,009

	December 31,
	2002	2001
	(Euro in millions)
Loans and advances to customers by geographical area
Republic of Ireland	27,188	24,147
United States of America	11,135	13,446
United Kingdom	12,064	10,477
Poland	3,060	3,146
Rest of the world	—	—

	53,447	51,216

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

25. SECURITIZED ASSETS

	Years ended December 31,
	2002	2001
	(Euro in millions)
Securitized assets	1,002	1,099
Non-returnable proceeds	(754)	(917)

	248	182

In July 1999 a subsidiary company entered into an agreement whereby it securitized and sold part of its Asset Backed Securities portfolio to a third party. Subsequent to the initial securitizaton, additional assets have been transferred to the third party as provided for under the terms of the agreement. AIB is not obliged, nor does it intend, to support any losses in this portfolio in excess of the net amount recognized as an asset on the balance sheet.

The contribution from these securitized assets, included in other operating income, is analyzed below.

	Years ended December 31,
	2002	2001	2000
	(Euro in millions)
Net interest income	4	5	5
Other income	—	—	—

Total operating income	4	5	5
Total operating expenses	—	—	1

	4	5	4
Provisions for loan losses	—	—	—

Contribution from securitized assets	4	5	4

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

26. DEBT SECURITIES

	December 31, 2002
	Book amount	Gross unrealized gains	Gross unrealized losses	Market value
	(Euro in millions)
Held as financial fixed assets
Issued by public bodies:
Government securities	4,931	170	—	5,101
Other public sector securities	2,503	31	(1)	2,533
Issued by other issuers:
Bank and building society certificates of deposit	124	—	—	124
Other debt securities	5,888	87	(43)	5,932

	13,446	288	(44)	13,690

Held for trading purposes
Issued by public bodies:
Government securities	833	—	—	833
Other public sector securities	73	—	—	73
Issued by other issuers:
Bank and building society certificates of deposit	45	—	—	45
Other debt securities	3,807	—	—	3,807

	4,758	—	—	4,758

	18,204	288	(44)	18,448

	December 31, 2001
	Book amount	Gross unrealized gains	Gross unrealized losses	Market value
	(Euro in millions)
Held as financial fixed assets
Issued by public bodies:
Government securities	5,014	87	(19)	5,082
Other public sector securities	4,012	48	(7)	4,053
Issued by other issuers:
Bank and building society certificates of deposit	518	1	—	519
Other debt securities	6,755	87	(28)	6,814

	16,299	223	(54)	16,468

Held for trading purposes
Issued by public bodies:
Government securities	511	—	—	511
Other public sector securities	47	—	—	47
Issued by other issuers:
Bank and building society certificates of deposit	48	—	—	48
Other debt securities	3,177	—	—	3,177

	3,783	—	—	3,783

	20,082	223	(54)	20,251

Market value is market price for quoted securities and directors’ estimate for unquoted securities.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

	December 31,
	2002	2001
	(Euro in millions)
Analyzed by remaining maturity
Due within one year	3,921	4,596
Due one year and over	14,283	15,486

	18,204	20,082

	December 31, 2002		December 31, 2001
	Book amount	Market value	Book amount	Market value
	(Euro in millions)
Analyzed by listing status
Held as financial fixed assets
Listed on a recognized stock exchange	9,867	10,118	10,133	10,255
Quoted elsewhere	2,749	2,743	4,826	4,877
Unquoted	830	829	1,340	1,336

	13,446	13,690	16,299	16,468

Held for trading purposes
Listed on a recognized stock exchange	4,355		3,525
Quoted elsewhere	355		170
Unquoted	48		88

	4,758		3,783

	18,204		20,082

Debt securities with a book value of €1,492 million (2001: €1,033 million) were pledged to secure public funds, trust deposits, funds transactions and other purposes required by law. Debt securities subject to repurchase agreements amounted to €3,021 million (2001: €2,192 million).

Subordinated debt securities included as financial fixed assets amounted to €5 million at December 31, 2002 (2001: €5 million).

There were no unamortized discounts net of premiums on debt securities held as financial fixed assets in 2002 (2001: €98 million).

The cost of debt securities held for trading purposes amounted to €4,738 million (2001: €3,801 million).

	Cost	Discounts and premiums	Amounts written off	Book amount
	(Euro in millions)
Analysis of movements in debt securities held as financial fixed assets
At January 1, 2002	16,251	53	(5)	16,299
Currency translation adjustments	(1,445)	(6)	2	(1,449)
Purchases	9,765	—	—	9,765
Realizations/maturities	(11,171)	1	5	(11,165)
Charge against statement of income (note 14)	—	—	(19)	(19)
Amortization of discounts net of (premiums)	—	15	—	15

At December 31, 2002	13,400	63	(17)	13,446

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

27. EQUITY SHARES

	December 31, 2002
	Book amount	Gross unrealized gains	Gross unrealized losses	Market value
	(Euro in millions)
Held as financial fixed assets
Listed on a recognized stock exchange	52	10	(2)	60
Unquoted	136	8	(1)	143

	188	18	(3)	203
Held for trading purposes
Listed on a recognized stock exchange	58	—	—	58

	246	18	(3)	261

	December 31, 2001
	Book amount	Gross unrealized gains	Gross unrealized losses	Market value
	(Euro in millions)
Held as financial fixed assets
Listed on a recognized stock exchange	127	20	(23)	124
Unquoted	156	15	(12)	159

	283	35	(35)	283
Held for trading purposes
Listed on a recognized stock exchange	49	—	—	49

	332	35	(35)	332

Market value is market price for quoted securities and directors’ estimate for unquoted securities.

	Cost	Amounts written off	Book amount
	(Euro in millions)
Analysis of movements in equity securities held as financial fixed assets
At January 1, 2002	300	(17)	283
Charge against statement of income (note 14)	—	(36)	(36)
Currency translation adjustments	(29)	2	(27)
Transfer to associated undertakings (note 28)	(10)	—	(10)
Transfer to trading equity securities	(22)	—	(22)
Purchases	69	—	69
Disposals	(77)	8	(69)

At December 31, 2002	231	(43)	188

The cost of equity shares held for trading purposes amounted to €78 million (2001: €53 million).

28. INTERESTS IN ASSOCIATED UNDERTAKINGS

	Years ended December 31,
	2002	2001
	(Euro in millions)
At January 1	10	8
Currency translation adjustments	(1)	—
Transfer from equity shares (note 27)	10	3
Purchases	5	1
Provisions for write-down charged to statement of income (note 14)	—	(1)
Profit retained	7	(1)

At December 31	31	10

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

The Group’s interests in associated undertakings are shown after accumulated provisions for write-downs of €3 million (2001: €3 million).

The movements in the provisions are as follows:

	Years ended December 31,
	2002	2001
	(Euro in millions)
At January 1	3	2
Disposals	—	1

At December 31	3	3

The Group’s interests in associated undertakings, all of which are non-credit institutions, are unlisted and are held by subsidiary undertakings.

The exemption permitted by the European Communities (Credit Institutions: Accounts) Regulations, 1992, has been availed of and, in accordance with the regulations, Allied Irish Banks, p.l.c. will annex a full listing of associated undertakings to its annual return to the companies registration office.

29. INTANGIBLE FIXED ASSETS

	Years ended December 31,
	2002	2001
	(Euro in millions)
Goodwill:
Cost at January 1	560	500
Arising on acquisitions during the year	1	59
Currency translation adjustments	(8)	1

At December 31	553	560

Accumulated amortization at January 1	65	34
Charge for the year (note 13)	32	31
Currency translation adjustments	(1)	—

At December 31	96	65

Net book value:
At December 31	457	495

Intangible fixed assets comprise purchased goodwill arising on acquisition of subsidiary and associated undertakings. Prior to January 1, 1998 goodwill arising on acquisition of subsidiary and associated undertakings was taken directly to profit and loss account reserves. The goodwill arising on acquisitions during 2002 and 2001 is set out in the following table:

	Years ended December 31,
	2002	2001
	(Euro in millions)
Community Counselling Service Co., Inc.	—	51
Bank Zachodni WBK S.A.	—	4
Other	1	4

	1	59

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

30. PROPERTY AND EQUIPMENT

	Property			Equipment	Total
	Freehold	Long leasehold	Leasehold under 50 years
	(Euro in millions)
Cost:
At January 1, 2002	725	130	168	1,349	2,372
Additions	25	2	16	136	179
Disposals	(33)	(1)	(4)	(265)	(303)
Currency translation adjustments	(56)	(1)	(15)	(95)	(167)

At December 31, 2002	661	130	165	1,125	2,081

Accumulated depreciation:
At January 1, 2002	96	9	90	872	1,067
Depreciation charge for the year	22	3	12	138	175
Disposals	(5)	—	(2)	(259)	(266)
Currency translation adjustments	(9)	—	(9)	(55)	(73)

At December 31, 2002	104	12	91	696	903

Net book value:
At December 31, 2002	557	118	74	429	1,178

At December 31, 2001	629	121	78	477	1,305

The net book value of property occupied by the Group for its own activities was €730 million (2001: €799 million).

31. OWN SHARES

Allfirst Financial, Inc. sponsors the Allfirst Stock Option Plans, for the benefit of key employees of Allfirst. Allfirst has lent US$178 million (2001: US$201 million) to a trust to enable it to purchase AIB ordinary shares in the form of American Depositary Shares in the open market. The shares purchased are used to satisfy options which have been granted to Allfirst employees. Proceeds of option exercises are used to repay the loan to the trust. Under the terms of the trust, the trustees receive dividends on the shares which are used to meet the expenses of the trust. Allfirst will provide funds as necessary to cover expenses net of dividend revenue. At December 31, 2002, 15.9 million ordinary shares (2001: 18.1 million) were held by the trust with a cost of €169 million (2001: €228 million) and a market value of €204 million (2001: €238 million).

In 1999, the Group sponsored a Save As You Earn Share Option Plan, the AIB Group 1999 Sharesave Scheme for eligible employees in the UK. In 2001 a similar plan was set up for employees in the Isle of Man and Channel Islands. The trustees of the plan have borrowed funds from Group companies, interest free, to enable them to purchase Allied Irish Banks, p.l.c. ordinary shares in the open market. These shares are used to satisfy commitments arising under the plan. The trustees receive dividends on the shares which are used to repay the loans from Group companies and to meet the expenses of the plan. The cost of providing these shares is charged to the statement of income on a systematic basis over the period that the employees are expected to benefit. At December 31, 2002, 0.4 million shares (2001: 1.5 million) were held by the trustees with a book value of €4 million (2001: €15 million) and a market value of €5 million (2001: €19 million).

In 2001, the AIB Group Employee Share Trust was established to satisfy commitments arising under the AIB Group Long-Term Incentive Plan (LTIP). Funds are provided to the trustees to enable them to purchase Allied Irish Bank p.l.c. ordinary shares in the open market. The cost of meeting the commitments under the LTIP are charged to the statement of income over the period that the employees are expected to benefit. The trustees have waived their entitlement to dividends. At December 31, 2002, 0.2 million shares (2001: 0.2 million) were held by the trustees with a book value of €2.1 million (2001: €1.5 million) and a market value of €2.6 million (2001: €2.6 million).

In accordance with the requirements of UITF Abstract 13 the shares held by the above employee share plans have been recognized on the balance sheet of the Group and the dividend income received by the plans of €7.9 million (2001: €5.8 million; 2000: €3.4 million) has been excluded in arriving at income before taxes.

In accordance with FRS 14—Earnings per Share, the shares held by the trusts are excluded from the earnings per share calculation. The accounting treatment is not intended to affect the legal characterization of the transaction or to change the situation at law achieved by the parties to it. Thus, the inclusion of the shares on the Group balance sheet does not imply that they have been purchased by the company as a matter of law.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

32. DEFERRED TAXATION

The tax effects of temporary timing differences that give rise to significant elements of the deferred tax assets and deferred tax liabilities at December 31, 2002 and 2001 are presented below.

	December 31,
	2002	2001
	(Euro in millions)
Deferred tax assets:
Allowance for loan losses	(161)	(183)
Amortized income	(36)	(47)
Debt securities	(12)	(14)
Deferred compensation	(10)	(12)
Timing differences on provisions for future
Commitments in relation to the funding of Icarom plc (under Administration)	(10)	(11)
Exceptional foreign exchange dealing losses	—	(114)
Other	(16)	(36)

Total gross deferred tax assets	(245)	(417)

Deferred tax liabilities:
Assets leased to customers	443	543
Assets used in the business	24	23
Debt securities	53	68
Other	7	94

Total gross deferred tax liabilities	527	728

Net deferred tax liabilities	282	311

For the year ended December 31, 2002 and 2001 full provision has been made for capital allowances and other timing differences except as described below.

No provision is made for tax that could be payable on any future remittance of the past earnings of certain subsidiary undertakings.

No provision is made for tax on capital gains which might arise on the disposal of properties at their balance sheet amounts due to the expectation that the greater portion of land and buildings will be retained by the Group. Accordingly deferred tax has not been recognized on the revaluation gains and losses that have arisen on the Group’s property portfolio. If deferred tax had been recognized it would have amounted to €28 million approximately. As a result of the Irish Finance Act, 2003, a disposal of certain properties would give rise to the crystallization of a tax liability of €8 million approximately which can no longer be rolled over into replacement assets. In view of the substantial number of properties involved and the likelihood of a material tax liability arising being remote, no provision is made in the accounts in respect of a tax liability arising until a decision is made to sell the properties involved.

	Years ended December 31,
	2002	2001
	(Euro in millions)
Analysis of movements in deferred taxation:
At January 1	311	321
Currency translation and other adjustments	(56)	(22)
Taxation charge/(credit) against statement of income
Ordinary activities	27	(66)
Exceptional foreign exchange dealing losses	—	78

At December 31	282	311

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

33. LONG-TERM ASSURANCE BUSINESS

Methodology

The value of the stockholder’s interest in the long-term assurance business (“the embedded value”) is comprised of the net tangible assets of Ark Life Assurance Company Limited (“Ark Life”), including any surplus retained in the long-term business funds, which could be transferred to stockholders, and the present value of the in-force business. The value of the in-force business is calculated by projecting future surpluses and other net cash flows attributable to the stockholders arising from business written by the balance sheet date and discounting the result at a rate which reflects the stockholder’s overall risk premium.

Surpluses arise following annual actuarial valuations of the long-term business funds, which are carried out in accordance with the statutory requirements designed to ensure and demonstrate the solvency of the funds. Future surpluses will depend on experience in a number of areas such as investment returns, lapse rates, mortality and administrative expenses. Surpluses can be projected by making realistic assumptions about future experience, having regard to both actual experience and forecast long-term economic trends. Other net cash flows principally comprise annual management charges and other fees levied upon the policyholders by Ark Life.

Changes in the embedded value, which are determined on a post-tax basis, are included in the statement of income and described as contribution from life assurance company. For the purpose of presentation, the change in this value is grossed up at the underlying rate of corporation tax.

Analysis of income from long-term assurance business

Income from long-term assurance business included in the statement of income can be divided into those items comprising the operating income of the business and other items.

Included within operating income are the following items:

New business contribution: this represents the value from new business written during the year after taking into account the cost of establishing technical provisions and reserves.

Contribution from existing business: this comprises the following elements:

•	The expected return arising from the unwinding of the discount rate; and

•	Experience variances caused by the differences between the actual experience during the year and the expected experience.

Investment returns: this represents the investment return on both the net tangible assets and the value of the stockholder’s interest in the long-term business account.

Distribution costs: this represents the actual cost of acquiring new business during the year and includes bonuses paid to sales consultants and other direct sales costs but does not include any allowance for the cost of referral generation from the branch network.

Included within other items are:

Change in value of future unit linked fees: this represents the unsmoothed impact of the discounted value of future unit linked fees at the end of the year as a result of investment returns being different from those assumed at the start of the year.

Changes in economic assumptions: this represents the effect of changes in the economic assumptions referred to below.

Exceptional items: this includes any other items which by virtue of their size or incidence, are considered not to form part of the ongoing operating income.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

	Years ended December 31,
	2002	2001	2000
	(Euro in millions)
Income from Ark Life’s long-term assurance business is set out below:
New business contribution	60	65	74
Contribution from existing business
—expected return	25	18	17
—experience variances	2	3	(1)
Investment returns	2	3	4
Distribution costs	(20)	(17)	(18)

Operating income	69	72	76
Other items:
Change in value of future unit linked fees	(32)	(3)	(3)
Changes in economic assumptions	17	—	—
Exceptional items	3	15	22

Income from long-term assurance business before tax	57	84	95
Attributable tax	9	17	23

Income from long-term assurance business after tax	48	67	72

Assumptions

The economic assumptions are based on a long-term view of economic activity and are therefore not adjusted for market movements which are considered to be short-term. This approach is considered to be the most appropriate given the long-term nature of the portfolio of products. The principal economic assumptions used are as follows:

	Years ended December 31,
	2002	2001	2000
	%	%	%
Risk adjusted discount rate	10.0	12.0	12.0
Weighted average investment return	7.625	9.0	9.0
Future expense inflation	3.5	5.0	5.0

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

Balance sheet

The assets and liabilities of Ark Life representing the value of the assurance business together with the policyholders’ funds are:

	December 31,
	2002	2001
	(Euro in millions)
Investments:
Cash and short-term placings with banks	1,250	1,019
Debt securities	223	256
Equity shares	849	1,034
Property	42	43

	2,364	2,352
Value of investment in business	153	142
Other assets–net	61	62

	2,578	2,556
Long-term assurance liabilities to policyholders	(2,226)	(2,252)

Long-term assurance business attributable to stockholders	352	304

Represented by:
Shares at cost	19	19
Reserves	326	281
Profit and loss account reserves	7	4

	352	304

Modified statutory solvency basis

Ark Life’s income before taxes on a modified statutory solvency basis was €44 million (2001: €35 million) and its income after taxes was €37 million (2001: €28 million). Ark Life’s total assets on a modified statutory solvency basis were €2,482 million at December 31, 2002 (December 31, 2001: €2,482 million), and its stockholders’ funds at December 31, 2002 were €199 million (December 31, 2001: €162 million). The following table provides a reconciliation of embedded value to the modified statutory solvency basis.

	Years ended December 31
	2002	2001
	(Euro in millions)
Reconciliation of embedded value to modified statutory solvency basis
Long-term assurance business attributable to stockholders
—embedded value basis	352	304
Value of in-force business	(251)	(228)
Other differences:
Deferred acquisitions costs	89	76
Other adjustments	9	10

Stockholders’ funds of life operations—modified statutory solvency basis	199	162

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

34. DEPOSITS BY BANKS

	December 31,
	2002	2001
	(Euro in millions)
Federal funds purchased	491	546
Securities sold under agreements to repurchase	2,478	1,742
Other borrowings from banks	13,168	10,935

	16,137	13,223

Of which:
Domestic offices	10,869	7,899
Foreign offices	5,268	5,324

	16,137	13,223

With agreed maturity dates or periods of notice, by remaining maturity:
Over 5 years	405	428
5 years or less but over 1 year	236	289
1 year or less but over 3 months	3,554	2,781
3 months or less but not repayable on demand	11,357	8,871

	15,552	12,369
Repayable on demand	585	854

	16,137	13,223

Federal funds generally represent one-day transactions, a large portion of which arise because of Allfirst’s market activity in federal funds for correspondent banks and other customers.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

35. CUSTOMER ACCOUNTS

	December 31,
	2002	2001
	(Euro in millions)
Current accounts	16,428	16,300
Demand deposits	10,333	11,165
Time deposits	21,855	22,896

	48,616	50,361

Securities sold under agreements to repurchase	703	726
Other short-term borrowings	3,657	3,470

	4,360	4,196

	52,976	54,557

Of which:
Non-interest bearing current accounts
Domestic offices	6,020	5,857
Foreign offices	5,004	6,140
Interest bearing deposits, current accounts and short-term borrowings
Domestic offices	19,950	18,074
Foreign offices	22,002	24,486

	52,976	54,557

Analyzed by remaining maturity:
Over 5 years	232	654
5 years or less but over 1 year	3,134	2,688
1 year or less but over 3 months	2,730	3,150
3 months or less but not repayable on demand	19,434	19,743

	25,530	26,235
Repayable on demand	27,446	28,322

	52,976	54,557

Amounts include:
Due to associated undertakings	28	2

Securities sold under agreements to repurchase are secured by Irish Government stock, US Treasury and US Government agency securities and mature within three months.

The aggregate market value of all securities sold under agreements to repurchase did not exceed 10% of total assets and the amount at risk with any individual counterparty or group of related counterparties did not exceed 10% of total stockholders’ equity.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

36. DEBT SECURITIES IN ISSUE

	December 31,
	2002	2001
	(Euro in millions)
Bonds and medium term notes:
European medium term note programme	121	84
Allfirst adjustable rate federal home loan bank advances:
due August 23, 2011	191	227

	312	311

Other debt securities in issue:
Master demand notes of Allfirst	250	301
Commercial paper	224	133
Commercial certificates of deposit	2,291	4,288

	2,765	4,722

	3,077	5,033

Maturity analysis
Bonds and medium term notes, by remaining maturity:
Over 5 years	197	233
5 years or less but over 1 year	—	—
1 year or less but over 3 months	—	72
3 months or less	115	6

	312	311

Other debt securities in issue, by remaining maturity:
5 years or less but over 1 year	8	89
1 year or less but over 3 months	685	2,176
3 months or less	2,072	2,457

	2,765	4,722

	3,077	5,033

37. OTHER LIABILITIES

	December 31,
	2002	2001
	(Euro in millions)
Notes in circulation (note 2)	410	441
Current taxation	91	—
Dividend (note 20)	283	250
Provisions for future commitments in relation to the funding of Icarom(1)	85	91
Short positions in securities(2)	266	205
Other	1,456	2,265

	2,591	3,252

(1)	The provision represents the present value of the cost of the future commitments arising under the 1992 agreement in relation to the funding of Icarom (See Accounting Policies—note (m), Non-credit risk provisions. A discount rate of 6.35% was applied in the year ended December 31, 1993, in discounting the cost of the future commitments arising under this agreement. As at December 31, 2002 the undiscounted amount of the cost of the future commitments relating to these agreements amounted to €111.7 million (2001: €122.9 million). Of the €111.7 million, €11.2 million is payable for the years December 31, 2003 and 2004, with the remaining €89.3 million payable thereafter. The unwinding of the discount on the provision amounted to €5.4 million (2001: €5.8 million).
(2)	Short positions in debt securities and equity shares at December 31, 2002 were €250 million and €16 million, respectively.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

38. PROVISIONS FOR LIABILITIES AND CHARGES

	Contingent liabilities and commitments	Other	Total
	(Euro in millions)
At January 1, 2001	16	27	43
Currency translation adjustments	1	1	2
Charge against statement of income	19	19	38
Provisions utilized	(4)	(8)	(12)

At January 1, 2002	32	39	71
Currency translation adjustments	(2)	(4)	(6)
Charge against statement of income	2	16	18
Provisions utilized	(14)	(9)	(23)

At December 31, 2002	18	42	60

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

39. SUBORDINATED LIABILITIES

	December 31,
	2002	2001
	(Euro in millions)
Allied Irish Banks, p.l.c.
Undated capital notes	389	426
Dated capital notes	719	804

	1,108	1,230
Reserve capital instruments	496	496

Allfirst Financial Inc.
Dated capital notes	568	787

Bank Zachodni WBK S.A.
Dated capital notes	—	3

	2,172	2,516

Undated capital notes
US$100 million Floating Rate Notes, Undated	95	113
US$100 million Floating Rate Primary Capital Perpetual Notes, Undated	95	114
€200 million Fixed Rate Perpetual Subordinated Notes	199	199

	389	426

Dated capital notes
Allied Irish Banks, p.l.c.
European Medium Term Note Programme:
US$250 million Floating Rate Notes due January 2010	238	283
€45.1 million Floating Rate Notes due February 2007	—	45
€37.6 million 7.25% Fixed Rate Notes due October 2007	—	38
Stg£35 million 8% Fixed Rate Notes due October 2007	—	57
€32.2 million 6.7% Fixed Rate Notes due August 2009	32	32
€250 million Floating Rate Notes due January 2010	249	249
€100 million Floating Rate Notes due August 2010	100	100
€100 million Floating Rate Notes due June 2013	100	—

	719	804

Allfirst Financial Inc.
US$100 million 8.375% Fixed Rate Subordinated Notes due May 2002	—	113
US$200 million 7.2% Fixed Rate Subordinated Notes due July 2007	190	226
US$100 million 6.875% Fixed Rate Subordinated Notes due June 2009	95	113
US$150 million Floating Rate Subordinated Capital Income Securities due January 2027	141	167
US$150 million Floating Rate Subordinated Capital Income Securities due February 2027	142	168

Bank Zachodni WBK S.A.
PLN 10 million Fixed Rate Loan due July 2002	—	3

	1,287	1,594

The loan capital of the Bank is unsecured and is subordinated in right of payment to the ordinary creditors, including depositors, of the Bank.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

Reserve capital instruments

In February 2001, Reserve capital instruments (RCIs) of €500 million were issued by Allied Irish Banks, p.l.c. at an issue price of 100.069%. The RCIs are perpetual securities and have no maturity date. The RCIs are redeemable in whole but not in part at the option of the Bank and with the agreement of the Central Bank of Ireland, (i) upon the occurrence of certain events, or (ii) on or after February 28, 2011, an authorized officer having reported to the Trustees within the previous six months that a solvency condition is met.

The RCIs bear interest at a rate of 7.50% per annum from (and including) February 5, 2001 to (but excluding) February 28, 2011 and thereafter at 3.33% per annum above three month EURIBOR, reset quarterly.

The rights and claims of the RCI holders and the coupon holders are subordinated to the claims of the senior creditors and the senior subordinated creditors of the issuer. In the event of a winding up of the issuer, the RCI holders will rank pari passu with the holders of the classes of preference shares (if any) from time to time issued by the issuer and in priority to all other stockholders.

Undated loan capital

The US$ Undated Floating Rate Loan Capital Notes have no final maturity but may be redeemed at par at the option of the Bank, with the prior approval of the Central Bank of Ireland. Interest is payable semi-annually on the US$100 million Undated Floating Rate Notes and the weighted average interest rate applicable for the year ended December 31, 2002 was 2.3%. Interest is payable quarterly on the US$100 million Floating Rate Primary Capital Perpetual Notes and the weighted average interest rate applicable for the year ended December 31, 2002 was 2.4%. The €200 million Fixed Rate Perpetual Subordinated Notes, with interest payable annually, have no final maturity but may be redeemed at the option of the Bank, with the prior approval of the Central Bank of Ireland, on each coupon payment date on or after August 3, 2009.

Dated loan capital

The European medium term note programme is subordinated in right of payment to the ordinary creditors, including depositors, of the Bank. The US$250 million Floating Rate Notes, with interest payable quarterly, may be redeemed, in whole but not in part, on any interest payment date falling in or after January 2005. The €45.1 million Floating Rate Notes were redeemed in February 2002. The €37.6 million Fixed Rate Notes and the Stg£35 million Fixed Rate Notes were redeemed on October 1, 2002 and October 31, 2002, respectively. The €32.2 million Fixed Rate Notes, with interest payable annually, may be redeemed, in whole but not in part, on August 20, 2004. The € 250 million Floating Rate Notes, with interest payable quarterly, may be redeemed, in whole but not in part, in or after January 2005. The €100 million Floating Rate Notes, with interest payable quarterly, may be redeemed, in whole but not in part, on the interest payment date falling in August 2005. In December 2001, €100 million Floating Rate Notes due in June 2013 were issued. The €100 million Floating Rate Notes, with interest payable quarterly, may be redeemed, in whole but not in part, on June 12, 2008 and on each interest payment date thereafter. In all cases, redemption prior to maturity is subject to the necessary prior approval of the Central Bank of Ireland.

The 8.375% Fixed Rate Subordinated Notes were repaid in May 2002. The 7.2% Fixed Rate Subordinated Notes and the Floating Rate Subordinated Capital Income Securities of Allfirst are subordinated in right of payment to the ordinary creditors of Allfirst. The 7.2% Fixed Rate Subordinated Notes, with interest payable semi-annually, may not be redeemed prior to maturity and are not subject to any sinking fund. The 6.875% Fixed Rate Subordinated Notes mature on June 1, 2009, with interest payable semi-annually and are not redeemable prior to maturity. The US$150 million Floating Rate Subordinated Capital Income Securities due January 2027, with interest payable quarterly, are redeemable in whole or in part on or after January 15, 2007, or at any time, in whole but not in part, upon the occurrence of a special event. The US$150 million Floating Rate Subordinated Capital Income Securities due February 2027, with interest payable quarterly, are redeemable in whole or in part on or after February 1, 2007, or at any time, in whole but not in part, upon the occurrence of a special event. In either case such redemption is subject to the necessary prior approval of the Federal Reserve and the Central Bank of Ireland. Interest is paid quarterly and the weighted average interest rates applicable to these Capital Income Securities for the year ended December 31, 2002 was 3.13%.

The subordinated floating rate notes pay a rate of interest related to the London Inter—Bank Offered Rate (LIBOR) or the European Inter—Bank Offered Rate (EURIBOR) of the currency of denomination, as appropriate.

There is no exchange exposure as the proceeds of these notes are retained in their respective currencies.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

The maturity profile of the dated capital notes outstanding at December 31, 2002 is as follows:

Maturity during the year ended December 31,	(Euro in millions)
2003	—
2004	—
2005	—
2006	—
2007	190

190
Thereafter	1,097

1,287

40. EQUITY AND NON-EQUITY MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES

	December 31,
	2002	2001
	(Euro in millions)
Equity interest in subsidiaries	181	191

Non-equity interest in subsidiaries:
Allfirst Financial Inc.:
Cumulative preferred stock(1)	—	10
Floating rate non-cumulative subordinated capital trust enhanced securities(2)	93	111

	93	121

	274	312

(1)	This preferred stock was redeemed on July 15, 2002.
(2)	Allfirst issued 100,000 floating rate non-cumulative subordinated capital trust enhanced securities through a subsidiary on July 13, 1999. The distribution rate on the securities is three month LIBOR plus 1.5% of the stated liquidation amount of US$1,000 per security, reset quarterly.

41. SHARE CAPITAL

	December 31,
	2002	2001
	(Euro in millions except share amounts)
Ordinary shares of €0.32 each
Number of shares authorized (millions)	1,160.0	1,160.0

Number of shares issued (millions)	897.4	886.7

Issued and fully paid	287	284

Non-cumulative preference shares of € 1.27 each
Number of shares authorized (millions)	200.0	200.0

Number of shares issued (millions)	—	—

Non-cumulative preference shares of US$25 each
Number of shares authorized (millions)	20.0	20.0

Number of shares issued (millions)	0.25	0.25

Issued and fully paid	6	7

Non-cumulative preference shares of Stg£1 each
Number of shares authorized (millions)	200.0	200.0

Number of shares issued (millions)	—	—

Non-cumulative preference shares of Yen 175 each
Number of shares authorized (millions)	200.0	200.0

Number of shares issued (millions)	—	—

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

During the year ended December 31, 2002 the issued ordinary share capital was increased from 886,690,015 to 897,446,519 ordinary shares as follows:

(a)	under the dividend reinvestment plan, 4,552,960 shares were allotted to stockholders, at €12.99 per share, in respect of the second interim dividend for the year ended December 31, 2001, and 1,293,867 shares were allotted to stockholders, at €13.12 per share, in respect of the interim dividend for the year ended December 31, 2002. These allotments were made in lieu of dividends amounting to €76.12 million;

(b)	by the issue of 1,358,433 shares to the trustees of the employees’ profit sharing plans at €12.41 per share; the consideration received for these shares was €16.86 million;

(c)	by the issue of 3,156,500 shares to participants in the executive share option plan at prices of €3.38, €4.19, €5.80, €6.25, €7.61 and €11.90 per share; the consideration received for these shares was €18.6 million;

(d)	by the issue of 394,744 shares to holders of Dauphin Deposit Corporation (now Allfirst) stock options, which were converted, on the acquisition of Dauphin, into options to purchase AIB American Depositary Shares. The consideration received for these shares was €3.34 million.

During the year ended December 31, 2001 the issued ordinary share capital was increased from 879,207,610 to 886,690,015 ordinary shares as follows:

(a)	under the dividend reinvestment plan, 1, 920,148 shares were allotted to shareholders, at €11.76 per share, in respect of the final dividend for the year ended December 31, 2000. These allotments were made in lieu of dividends amounting to €22.6 million;

(b)	by the issue of 1,625, 197 shares to the trustees of the employees’ profit sharing plans at €11.58 per share; the consideration received for these shares was €18.8 million;

(c)	by the issue of 3,482,228 shares to participants in the share option plan at prices of €3.32, €3.36, €3.38, €4.19, €5.80, €6.25 and €11.90 per share; the consideration received for these shares was €14.3 million;

(d)	by the issue of 454,832 shares to holders of Dauphin Deposit Corporation (now “Allfirst”) stock options, which were converted, on the acquisition of Dauphin, into options to purchase AIB American Depositary Shares. The consideration received for these shares was €3.9 million.

Employee Share Plans and Share Option Plan

These plans are detailed in Item 6—Directors, senior management and employees—“Share ownership” on pages 46 to 48 of this Report.

Dividend reinvestment plan

At the 1999 Annual General Meeting, the Directors were given authority for a five year period to offer shareholders the right to elect to receive additional ordinary shares in lieu of cash dividends. The price at which such shares are offered is the average of the middle market quotations of the Bank’s shares on the Irish Stock Exchange for the five business days commencing on the first date on which the shares are quoted “ex-dividend”.

Allfirst Financial Inc. stock option plan

Under the terms of the Agreement and Plan of Merger between the Company, First Maryland Bancorp (now “Allfirst”) and Dauphin Deposit Corporation (“Dauphin”, now “Allfirst”), approved by stockholders at the 1997 Annual General Meeting, options to purchase Dauphin shares which were outstanding immediately prior to the merger were converted, at the holders’ elections, into either cash or options to purchase a similar number of AIB American Depositary Shares. At December 31, 2002, options so converted were outstanding over 418,598 ordinary shares.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

AIB Long Term Incentive Plan

Under the terms of the AIB Long Term Incentive Plan, approved by shareholders at the 2000 Annual General Meeting, conditional grants of awards of ordinary shares have been made in respect of 1,305,200 ordinary shares, in aggregate, to 234 employees. These awards will not vest in the award holders unless (a) the growth in the Company’s EPS, as defined in the Rules of the Plan, in any three consecutive years within the five years following the grant is not less than the growth in the CPI plus 5% per annum, compound, over the same three year period; and (b) the growth in the Company’s core EPS, as defined in the Rules of the Plan, over the three year period during which the criterion at (a) is satisfied, is such as to position the Company in the top 20% of the FTSE Eurotop Banks Retail Index. Partial vesting, on a reducing scale, will occur if the growth in the Company’s core EPS positions the Company outside the top 20% of that Index but still within its top 45%, subject to the criterion at (a) being satisfied. Vested shares must be held until normal retirement date, except that award holders may dispose of shares sufficient to meet the income tax liability arising on vesting.

Non-cumulative preference shares of US$25 each

In 1998, 250,000 non-cumulative preference shares of US$25 each were issued at a price of US$995.16 per share raising US$248.8 million before expenses. The holders of the non-cumulative preference shares are entitled to a non-cumulative preferential dividend, payable quarterly in arrears, at a floating rate equal to 3 month dollar LIBOR plus 0.875% on the liquidation preference amount of US$1,000. The preference shares are redeemable at the option of the Bank, and with the agreement of the Central Bank of Ireland, on or after 15 July 2008 (i) in whole or in part or (ii) prior to that date in certain circumstances in whole, but not in part. In each case, the preference shares will be redeemed at a price equal to US$1,000 per share (consisting of a redemption price of US$995.16 plus a special dividend of US$4.84 per share), plus accrued dividends.

Repurchase of ordinary shares

In September 1997, a subsidiary undertaking purchased 5.6 million ordinary shares of €0.32 each of Allied Irish Banks, p.l.c. on the open market at a price of €7.30 per share. The purchase was undertaken at foot of a resolution approved by stockholders at the Annual General Meeting held on May 21, 1997. In accordance with the Companies Act, 1990 the cost of the purchase of these shares, €42 million including related expenses of €0.8 million, has been deducted from distributable reserves. The issued ordinary share capital of Allied Irish Banks, p.l.c. continues to include these shares (nominal value €1.8 million) as they have not been cancelled. The shares do not rank for dividend as the related dividend entitlements have been waived. The weighted average number of shares in the earnings per share calculation has been reduced to reflect the purchase of these shares.

42. CASH FLOW STATEMENT

	Years ended December 31,
	2002	2001	2000
	(Euro in millions)
(a) Returns on investments and servicing of finance
Interest paid on subordinated liabilities	(126)	(108)	(150)
Dividends paid on non-equity shares	(8)	(17)	(20)
Dividends paid to non-equity minority interests in subsidiaries	(4)	(6)	(14)

Net cash outflow from returns on investments and servicing of finance	(138)	(131)	(184)

	Years ended December 31,
	2002	2001	2000
	(Euro in millions)
(b) Taxation
Tax paid, Republic of Ireland	(85)	(72)	(82)
Foreign tax paid	(195)	(170)	(117)

Net cash outflow from taxation	(280)	(242)	(199)

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

	Years ended December 31,
	2002	2001	2000
	(Euro in millions)
(c) Capital expenditure and financial investment
Net decrease/(increase) in debt securities	1,506	904	(2,763)
Net decrease/(increase) in equity shares	10	94	(67)
Additions to property and equipment	(179)	(328)	(237)
Disposals of property and equipment	42	30	63

Net cash inflow/(outflow) from capital expenditure	1,379	700	(3,004)

	Years ended December 31,
	2002	2001	2000
	(Euro in millions)
(d) Acquisitions and disposals
Acquisition of Group undertakings	(1)	(59)	—
Investments in associated undertakings	(5)	(1)	(4)
Disposals of investments in associated undertakings	1	1	6

Net cash (outflow)/inflow from acquisitions and disposals	(5)	(59)	2

	Years ended December 31,
	2002	2001	2000
	(Euro in millions)
(e) Financing
Issue of ordinary share capital	27	23	15
Redemption of subordinated liabilities	(247)	(311)	—
Issue of subordinated liabilities	100	—	149
Redemption of preference shares	(9)	—	—
Issue of reserve capital instrument	—	496	—

Net cash (outflow)/inflow from financing	(129)	208	164

(f) Analysis of changes in cash AIB Group defines cash for the purposes of the cash flow statements as cash in hand and deposits repayable on demand with any bank or other financial institution.
	Years ended December 31,
	2002	2001	2000
	(Euro in millions)
At beginning of year	2,652	2,222	3,130
Net cash inflow/(outflow) before the effect of currency translation adjustments	362	377	(1,016)
Effect of currency translation adjustments	(283)	53	108

At end of year	2,731	2,652	2,222

	Years ended December 31,
	2002	2001	2000
	(Euro in millions)
(g) Analysis of cash
Cash and balances at central banks	1,176	1,175	938
Loans and advances to banks (repayable on demand)	1,555	1,477	1,284

	2,731	2,652	2,222

The Group is required to maintain balances with the Central Bank of Ireland which, at December 31, 2002, amounted to €1,039 million (2001: €399 million). The Group is also required by law to maintain reserve balances with the Federal Reserve Bank in the United States of America, the Bank of England and with the National Bank of Poland. Such reserve balances amounted to €53 million (2001: €34 million).

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

	Share capital(1)
	Years ended December 31,
	2002	2001	2000
		Restated
	(Euro in millions)
(h) Analysis of changes in financing
At beginning of year	2,217	2,165	2,116
Effect of currency translation adjustments	(45)	15	19
Cash inflow from financing	27	23	15
Other movements	13	14	15
Amortization of issue costs	(1)	—	—

At end of year	2,211	2,217	2,165

(1)	Includes share capital and share premium.

The above table does not include a further €41.6 million paid in respect of the repurchase of 5.6 million ordinary shares in September 1997.

AIB believes that future normal cashflows from operating and financing activities, primarily deposit-taking, will be more than adequate to satisfy short-term and long-term future cash requirements, including estimated future capital expenditure requirements.

	Subordinated liabilities
	Years ended December 31,
	2002	2001	2000
		Restated
	(Euro in millions)
At beginning of year	2,516	2,249	1,984
Effect of currency translation adjustments	(199)	80	115
Cash (outflow)/inflow from financing	(147)	185	149
Amortization of issue costs	2	2	1

At end of year	2,172	2,516	2,249

	Non-equity minority interests
	Years ended December 31,
	2002	2001	2000
	(Euro in millions)
At beginning of year	121	114	105
Effect of currency translation adjustments	(19)	7	8
Cash outflow from financing	(9)	—	—
Other movements	—	—	1

At end of year	93	121	114

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

43. MEMORANDUM ITEMS: CONTINGENT LIABILITIES AND COMMITMENTS

In the normal course of business the Group is a party to financial instruments with off-balance sheet risk to meet the financing needs of customers.

These instruments involve, to varying degrees, elements of credit risk which are not reflected in the consolidated balance sheet. Credit risk is defined as the possibility of sustaining a loss because the other counterparty to a financial instrument fails to perform in accordance with the terms of the contract.

The Group’s maximum exposure to credit loss under contingent liabilities and commitments to extend credit, in the event of non-performance by the other counterparty where all counterclaims, collateral or security prove valueless, is represented by the contractual amounts of those instruments.

The risk weighted amount is obtained by applying credit conversion factors and counterparty risk weightings in accordance with the Central Bank of Ireland’s guidelines implementing the EC Own Funds and Solvency Ratio Directives.

The Group uses the same credit control and risk management policies in undertaking off-balance sheet commitments as it does for on balance sheet lending.

At December 31, 2002 and 2001, the nominal or contract amounts and the risk weighted credit equivalent of contingent liabilities and commitments were:

	December 31, 2002		December 31, 2001
	Contract amount	Risk weighted amount	Contract amount	Risk weighted amount
	(Euro in millions)
Contingent liabilities
Acceptances and endorsements	72	61	142	109
Guarantees and assets pledged as collateral security:
Guarantees and irrevocable letters of credit
	5,278	4,957	5,222	4,852
Assets pledged as collateral security
	14	1	23	2
	5,292	4,958	5,245	4,854
Other contingent liabilities	1,027	520	1,125	570

	6,391	5,539	6,512	5,533

Commitments
Sale and option to resell transactions	2,062	1,230	402	402
Other commitments:
Documentary credits and short-term trade-related transactions
	314	97	235	76
Forward asset purchases and forward deposits placed
	24	5	5	2
Undrawn note issuance and revolving underwriting facilities
	33	10	100	12
Undrawn formal standby facilities, credit lines and other commitments to lend:
1 year and over
	9,073	4,387	8,905	4,308
Less than 1 year(1)
	8,446	—	9,352	—
	17,890	4,499	18,597	4,398

	19,952	5,729	18,999	4,800

	26,343	11,268	25,511	10,333

(1)	Undrawn loan commitments which are unconditionally cancellable at any time or which have a maturity of less than one year have a risk weighting of zero.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

	December 31, 2002		December 31, 2001
	Contingent liabilities	Commitments	Contingent liabilities	Commitments
	(Euro in millions)
Concentration of exposure
Republic of Ireland	1,544	6,556	1,451	6,119
United States of America	4,316	8,743	4,504	9,022
United Kingdom	483	3,768	469	3,055
Poland	48	885	88	803

	6,391	19,952	6,512	18,999

(1)	Undrawn loan commitments which are unconditionally cancellable at any time or which have a maturity of less than one year have a risk weighting of zero.

There exists a contingent liability to repay in whole or in part grants received on equipment leased to customers if certain events set out in the agreements occur.

Allied Irish Banks, p.l.c. has given guarantees in respect of the liabilities of certain of its subsidiaries and has also given guarantees for the satisfaction of the relevant regulatory authorities for the protection of the depositors of certain of its banking subsidiaries in the various jurisdictions in which such subsidiaries operate.

Except as set out below, AIB Group is not, nor has been, involved in, nor are there, so far as the Company is aware, pending or threatened by or against AIB Group any legal or arbitration proceedings which may have, or have had during the previous twelve months, a significant effect on the financial position of AIB Group.

Class actions

On March 5, 2002 and on April 24, 2002, separate class action lawsuits under the Securities Exchange Act, 1934 of the United States were filed in the United States District Court for the Southern District of New York against AIB, Allfirst and certain serving and past officers and directors of Allfirst and its subsidiaries, seeking compensatory damages, legal fees and other costs and expenses relating to alleged misrepresentations in filings of AIB and Allfirst. On May 3, 2002, a motion to consolidate both cases and to appoint a lead plaintiff was filed with the court. It is not practicable to predict the outcome of the action against AIB and Allfirst and any financial impact on AIB, but on the basis of current information, the directors do not believe that the action is likely to have a materially adverse effect on AIB.

On May 13, 2002, a purported shareholder derivative action was filed in the Circuit Court for Baltimore City, Maryland. A holder of AIB American Depositary Shares purports to sue certain present and former directors and officers of Allfirst Bank on behalf of AIB, alleging those persons are liable for the foreign exchange trading losses. No relief is sought in the purported derivative action against AIB, Allfirst or Allfirst Bank. On December 30, 2002, the court dismissed the action. On January 10, 2003, the plaintiffs filed a motion seeking to have the Court amend or revise the judgement, or to be granted leave to file an amended complaint. This was dismissed on March 3, 2003. The plaintiffs filed a second such motion on March 17, 2003. The court dismissed this on April 4, and 2003. The plaintiffs have now appealed to the Court of Special Appeals for the State of Maryland.

Certain of the individual defendants in these actions have asserted or may possibly assert claims for indemnification against AIB and/or Allfirst, which, if made against Allfirst following completion of the M&T transaction, might be subject to the indemnification obligations of AIB as part of the agreement with M&T. In the nature of any such claims, it is not possible to quantify the amount which might be asserted in any such claim.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

44. DERIVATIVES

The Group’s objectives, policies and strategies in managing the risks that arise in connection with the use of financial instruments, including derivative financial instruments, are set out in pages 58 to 65.

The Group uses derivatives to service customer requirements, to manage the Group’s interest, exchange rate and equity exposures and for trading purposes. Derivative instruments are contractual agreements whose value is derived from price movements in underlying assets, interest rates, foreign exchange rates or indices.

These instruments involve, to varying degrees, elements of market risk and credit risk which are not reflected in the consolidated balance sheet. Market risk is the exposure to potential loss through holding interest rate, exchange rate and equity positions in the face of absolute and relative price movements, interest rate volatility, movements in exchange rates and shifts in liquidity. Credit risk is the exposure to loss should the counterparty to a financial instrument fail to perform in accordance with the terms of the contract.

While notional principal amounts are used to express the volume of derivative transactions, the amounts subject to credit risk are much lower because derivative contracts typically involve payments based on the net differences between specified prices or rates. Credit risk arises to the extent that the default of counterparty to the derivative transaction exposes the Group to the need to replace existing contracts at prices that are less favourable than when the contract was entered into. The potential loss to the Group is known as the gross replacement cost. For risk management purposes, consideration is taken of the fact that not all counterparties to derivative positions are expected to default at the point where the Group is most exposed to them.

For derivatives, credit risk is calculated as the positive mark to market value for each contract plus an estimate of the additional credit risk that may arise over the contract’s remaining life from an adverse movement in the value of the underlying asset or index. Any breach of credit risk limits on derivative contracts is reported to line management and reviewed by the appropriate credit authority. The counterparty credit exposure on derivatives is amalgamated with all other exposures to the counterparty to provide a comprehensive statement of individual counterparty risk.

The following tables present the notional principal amount and the gross replacement cost of interest rate, exchange rate and equity contracts at December 31, 2002 and 2001.

	December 31, 2002		December 31, 2001
	Notional amount	Gross replacement cost	Notional amount	Gross replacement cost
	(Euro in millions)
Interest rate contracts(1)
Trading	75,558	1,223	46,015	586
Non-trading	34,971	690	70,136	846

	110,529	1,913	116,151	1,432

Exchange rate contracts(1)
Trading	18,468	457	18,766	217
Non-trading	2,578	89	7,739	63

	21,046	546	26,505	280

Equity contracts(1)
Trading	2,037	27	23	1
Non-trading	—	—	2,870	194

	2,037	27	2,893	195

(1)	Interest rate, exchange rate and equity contracts are entered into for both hedging and trading purposes.

The Group uses the same credit control and risk management policies in undertaking all off-balance sheet commitments as it does for on balance sheet lending including counterparty credit approval, limit setting and monitoring procedures. In addition, in relation to derivative instruments, the Group’s exposure to market risk is controlled within the risk limits in the Group’s Interest Rate Risk and Foreign Exchange Risk Policies and is further constrained by the risk parameters incorporated in the Group’s Derivatives Policy as approved by the Board.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

The following table analyzes the notional amount and gross replacement cost of interest rate, exchange rate and equity contracts by maturity.

	Residual maturity
	< 1 year	1 < 5 years	5 years +	Total
	(Euro in millions)
2002
Notional amount	78,231	46,663	8,718	133,612
Gross replacement cost	990	1,094	402	2,486
2001
Notional amount	72,545	63,912	9,092	145,549
Gross replacement cost	617	1,045	245	1,907

Of the gross replacement cost €2,208 million (2001: €1,596 million) related to financial institutions and €278 million (2001: € 311 million) related to non-financial institutions.

AIB Group has the following concentration of exposures in respect of notional amount and gross replacement cost of all interest rate, exchange rate and equity contracts. The concentrations are based primarily on the location of the office recording the transaction.

	December 31, 2002		December 31, 2001
	Notional amount	Gross replacement cost	Notional amount	Gross replacement cost
	(Euro in millions)
Republic of Ireland	63,723	1,315	60,029	964
Unites States of America	8,470	232	12,309	155
United Kingdom	56,541	922	66,831	772
Poland	4,878	17	6,380	16

	133,612	2,486	145,549	1,907

Trading activities

AIB Group maintains trading positions in a variety of financial instruments including derivatives. These financial instruments include interest rate, foreign exchange and equity futures, interest rate swaps, interest rate caps and floors, forward rate agreements, and interest rate, foreign exchange and equity index options. Most of these positions arise as a result of activity generated by corporate customers while others represent trading decisions of the Group’s derivative and foreign exchange traders with a view to generating incremental income. The managers and traders involved in financial derivatives have the technical expertise to trade these products and the active involvement of the traders in these markets allows the Group to offer competitive pricing to customers.

All trading activity is conducted within risk limits approved by the Board. Systems are in place which measure risks and profitability associated with derivative trading positions as market movements occur. Independent risk control units monitor these risks.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

Nature and terms of trading instruments

The following table presents the notional amounts and fair values of the classes of derivative trading instruments at December 31, 2002 and 2001.

			Fair values
	Notional amounts(1)		At December 31,		Average
	2002	2001	2002	2001	2002	2001
			(Euro in millions)
Interest rate contracts:
Interest rate swaps	65,613	34,817			125	234
In a receivable position			1,199	538
In a payable position			(1,065)	(444)
Interest rate caps, floors and options	4,187	5,293			2	(1)
Held			15	20
Written			(12)	(21)
Forward rate agreements	3,805	5,092			1	—
In a favorable position			7	5
In an unfavorable position			(6)	(6)
Financial futures	1,926	776			—	—
In a favorable position			1	22
In an unfavorable position			(4)	(19)
Other interest rate derivatives	27	37	—	—	—	—
Foreign exchange contracts:
Currency options	1,231	2,391	7	(460)	(41)	(92)
Forward FX contracts	17,237	16,375	55	4	32	1
Equity derivatives	2,037	23	—	1	(2)	—

(1)	The notional amounts shown for the contracts represent the underlying amounts that the instruments are based upon and do not represent the amounts exchanged by the parties to the instruments. In addition, these amounts do not measure the Group’s exposure to credit or market risks.

Details of debt securities held for trading purposes are outlined in note 26 to the financial statements.

The Group’s credit exposure at December 31, 2002 and 2001 from derivatives held for trading purposes is represented by the fair value of instruments with a positive fair value. The risk that counterparties to derivative contracts might default on their obligations is monitored on an ongoing basis and the level of credit risk is minimized by dealing with counterparties of good credit standing. All trading instruments are subject to market risk. As the traded instruments are recognized at market value, these changes directly affect reported income for the period. Exposure to market risk is managed in accordance with risk limits approved by the Board through buying or selling instruments or entering into offsetting positions.

The Group undertakes trading activities in interest rate contracts with the Group being a party to interest rate swap, forward, futures, option, cap and floor contracts. The Group’s largest activity is in interest rate swaps. The two parties to an interest rate swap agree to exchange, at agreed intervals, payment streams calculated on a specified notional principal amount. Forward rate agreements are also used by the Group in its trading activities. Forward rate agreements settle in cash at a specified future date based on the difference between agreed markets rates applied to a notional principal amount. Most of these contracts have maturity terms up to one year.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

Net trading income

The following table summarizes the Group’s dealing profits by category of instrument.

	Years ended December 31,
	2002	2001	2000
	(Euro in millions)
Foreign currency contracts	78	75	69
Profits less losses from securities held for trading purposes	10	2	42
Interest rate contracts	(11)	15	(8)

	77	92	103
Exceptional foreign exchange dealing losses	(18)	(417)	(228)

Total(1)	59	(325)	(125)

(1)	Included as the caption of dealing profits in the Consolidated Statement of Income.

Risk management activities

In addition to meeting customer needs, the Group’s principal objective in holding or issuing derivatives for purposes other than trading is the management of interest rate and foreign exchange rate and equity risks.

The operations of the Group are exposed to interest rate risk arising from the fact that assets and liabilities mature or reprice at different times or in differing amounts. Derivatives are used to modify the repricing or maturity characteristics of assets and liabilities in a cost-efficient manner. This flexibility helps the Group to achieve liquidity and risk management objectives. Similarly, foreign exchange and equity derivatives can be used to hedge the Group’s exposure to foreign exchange and equity risk, as required.

Derivative prices fluctuate in value as the underlying interest rate, foreign exchange rate, or equity prices change. If the derivatives are purchased or sold as hedges of balance sheet items, the appreciation or depreciation of the derivatives, will generally be offset by the unrealized depreciation or appreciation of the hedged items. This means that separate disclosure of market risk on derivatives used for hedging purposes is not meaningful.

To achieve its risk management objective, the Group uses a combination of derivative financial instruments, particularly interest rate swaps, futures and options, as well as other contracts. The tables on the following pages present the notional and fair value amounts, weighted average maturity and weighted average receive and pay rates for instruments held for risk management purposes entered into by the Group at December 31, 2002 and 2001.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

			Weighted average maturity		Weighted average rate
	Notional amount		in years		Receive		Pay		Estimated fair value
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
	(Euros in millions)				%	%	%	%	(Euros in millions)
Interest rate swaps:
Receive fixed
1 year or less	7,414	9,216	0.42	0.48	4.10	4.78			95	205
1 - 5 years	4,919	18,023	2.75	2.25	5.11	5.14			279	373
5 - 10 years	1,861	2,574	7.27	7.43	6.04	6.05			174	84

	14,194	29,813	2.12	2.15	4.70	5.11	2.73	3.95	548	662

Pay fixed
1 year or less	4,821	7,991	0.43	0.58			4.39	4.82	(81)	(134)
1 - 5 years	5,412	15,784	2.97	2.22			4.84	5.16	(306)	(385)
5 - 10 years	1,603	1,823	10.01	9.27			5.53	5.78	(168)	(50)

	11,836	25,598	2.89	2.21	2.58	3.54	4.75	5.10	(555)	(569)

Pay/receive floating
1 year or less	132	—	0.76	—	1.93	—			—	—
1 - 5 years	10	99	3.75	2.00	3.68	2.46			—	—
5 - 10 years	15	15	8.33	9.33	4.43	4.43			—	—

	157	114	1.67	2.96	2.28	2.72	2.03	3.26	—	—

Forward rate agreements:
Loans
1 year or less	239	1,582	0.38	0.44	3.92	4.57			2	5

	239	1,582	0.38	0.44	3.92	4.57			2	5

Deposits
1 year or less	950	2,807	0.40	0.52			5.11	4.50	(8)	(2)
1 - 5 years	—	740	—	1.33			—	5.46	—	1

	950	3,547	0.40	0.69			5.11	4.70	(8)	(1)

Interest rate options:
Purchased
1 year or less	934	1,491	0.58	0.67	4.25	4.19			10	1
1 - 5 years	117	818	2.78	2.02	3.93	3.56			1	23
5 - 10 years	25	27	7.12	8.00	3.40	4.45			2	—

	1,076	2,336	0.97	1.23	4.19	3.97			13	24

Written
1 year or less	405	303	0.67	0.66	2.72	4.75			(10)	(1)
1 - 5 years	114	756	2.11	1.90	4.09	3.52			(1)	(20)

	519	1,059	0.98	1.54	3.02	3.87			(11)	(21)

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

	Notional amount		Weighted average maturity in years		Weighted average rate
					Receive		Pay		Estimated fair value
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
	(Euros in millions)				%	%	%	%	(Euros in millions)
Financial futures:
1 year or less	4,552	4,303	0.49	0.58	2.08	2.85			(7)	1
1 - 5 years	970	994	1.52	1.49	3.31	5.02			—	(1)

	5,522	5,297	0.67	0.74	2.29	3.26			(7)	—

Other interest rate derivatives:
1 year or less	109	294	0.40	0.73	5.11	5.76			2	1
1 - 5 years	291	380	2.22	2.53	4.29	4.54			(5)	12
5 - 10 years	78	116	6.27	6.92	7.48	7.38			(3)	(10)

	478	790	2.47	2.51	5.00	5.42	5.35	5.61	(6)	3

Equity derivatives:
1 year or less	—	849	—	0.50					—	(1)
1 - 5 years	—	1,941	—	2.70					—	(2)
5 - 10 years	—	80	—	5.25					—	—

	—	2,870	—	2.12					—	(3)

The carrying value of the interest rate derivative financial instruments held for risk management purposes was €15 million (2001: €94 million).

Reconciliation of movements in notional amounts of interest rate instruments held for risk management purposes

	Interest rate swaps	FRA Deposits	FRA Loans
	(Euro in millions)
At December 31, 2000	50,631	2,525	2,187
Additions	40,361	7,849	4,498
Maturities/amortizations	(34,315)	(6,851)	(5,095)
Cancellations	(1,767)	(50)	(51)
Exchange adjustments	615	74	43

At December 31, 2001	55,525	3,547	1,582
Additions	28,962	2,012	3,574
Maturities/amortizations	(31,720)	(4,391)	(4,816)
Cancellations	(1,243)	—	—
Transfer to trading derivatives	(23,411)	(94)	(52)
Exchange adjustments	(1,926)	(124)	(49)

At December 31, 2002	26,187	950	239

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

Non-trading derivative deferred balances

Set out hereunder are deferred balances relating to settled transactions. These balances will be released to the statement of income in the same periods as the income and expense flows from the underlying transactions. At December 31, 2002 the Group had deferred income of €35 million (2001: €65 million) and deferred expense of €62 million (2001: €89 million) relating to non-trading derivatives. €18 million (2001: €38 million) of deferred income and €41 million (2001: €52 million) of deferred expense is expected to be released to the statement of income in 2003. During the year ended December 31,2002, net deferred expense in relation to previous years of €13 million was released to the statement of income.

	2003	2004	2005	2006	2007	After 2007	Total
	(Euro in thousands)
Interest rate swaps
Deferred income	4,397	3,263	2,428	2,356	1,909	233	14,586
Deferred expense	(2,688)	(2,358)	(818)	(672)	(569)	(2,279)	(9,384)
Forward rate agreements
Deferred income	2,910	—	—	—	—	—	2,910
Deferred expense	(5,384)	—	—	—	—	—	(5,384)
Interest rate options
Deferred income	3,685	380	241	68	—	—	4,374
Deferred expense	(3,339)	(956)	(681)	(186)	(43)	(91)	(5,296)
Financial futures
Deferred income	7,493	2,400	868	501	488	1,080	12,830
Deferred expense	(30,163)	(5,474)	(2,173)	(1,643)	(1,038)	(1,730)	(42,221)

	(23,089)	(2,745)	(135)	424	747	(2,787)	(27,585)

The above deferred balances have related unrealized gains or losses on transactions which are on balance sheet. The matching of the income and expense flows from the related transactions will be effected through the deferral process. At December 31, 2002 the Group had deferred expense of €4 million (2001: €1 million) relating to debt securities held for hedging purposes. Deferred expense of €1 million (2001: deferred income €3 million) relating to these debt securities is expected to be released to the statement of income in 2003. During the year ended December 31,2002, deferred income in relation to previous years of €3 million was released to the statement of income.

Unrecognized gains and losses on derivatives hedges

Gains and losses on instruments used for hedging are recognized in line with the underlying items which are being hedged. The unrecognized net loss on instruments used for hedging as at December 31, 2002 was €22 million (2001: net gain of €25 million).

The net gain expected to be recognized in 2003 is €16 million (2001: €20 million) and thereafter a net loss of €38 million (2001: net gain of €5 million) is expected.

The net gain recognized in 2002 in respect of previous years was €20 million (2001: net gain of €52 million) and the net loss arising in 2002 which was not recognized in 2002 was €27 million (2001: €61 million).

The disclosure of the fair value of financial instruments as required by FRS 13 is provided in note 51 on pages 156 to 158.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

45. COMMITMENTS

Capital expenditure

Estimated outstanding commitments for capital expenditure not provided for in the accounts amounted to €49 million (2001: €69 million). Capital expenditure authorized, but not yet contracted for, amounted to €90 million (2001: €152 million).

Operating lease rentals

The Group occupies various properties under lease arrangements, virtually all of which are operating leases. Rental expense in respect of property and equipment held under non-cancelable operating leases is outlined in note 12 to the financial statements.

At December 31, 2002 the Group had annual commitments under non-cancelable operating leases as set out below.

	1 year or less	After 1 year through 2 years	After 2 years through 3 years	After 3 years through 4 years	After 4 years through 5 years	After 5 years	Total
	(Euro in millions)
Property	3	3	3	7	1	35	52
Equipment	—	1	—	1	—	—	2

	3	4	3	8	1	35	54

The operating lease rentals in respect of property are subject to rent reviews.

Obligations under finance leases

At December 31, 2002 and 2001 the Group had total commitments under finance leases amounting to € 1 million, and €2 million respectively.

46. REPORT ON DIRECTORS’ REMUNERATION AND INTERESTS

Information relating to Directors’ remuneration and interests is included in Items 6 and 7 of this Report.

47. CURRENCY INFORMATION

	Assets		Liabilities
	2002	2001	2002	2001
	(Euro in millions)		(Euro in millions)
Euro	38,307	35,966	38,697	35,356
Other	47,742	53,393	47,352	54,003

	86,049	89,359	86,049	89,359

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

48. REPORTING CURRENCY AND EXCHANGE RATES

The currency used in these accounts is the euro which is denoted by ‘EUR’ or the symbol €. The euro was introduced on January 1, 1999. The countries participating in the European Single Currency are: Austria, Belgium, Finland, France, Germany, Greece, Italy, Luxembourg, the Netherlands, Portugal, Spain and Ireland. The national currency units of these participating countries co-existed with the euro, as denominations of the new single currency until December 31, 2001. Euro notes and coin were introduced on January 1, 2002. Ireland joined the European Single Currency at the fixed translation rate of EUR 1= IR £0.787564. Each euro is made up of one hundred cent, denoted by the symbol ‘c’ in these accounts.

The exchange rates used in the preparation of the Consolidated Financial Statements for the years ended December 31, 2002, 2001 and 2000 were as follows:

	December 31,
	2002	2001	2000
€/US$
Closing	1.0487	0.8813	0.9305
Average	0.9458	0.8947	0.9259
€/STG£
Closing	0.6505	0.6085	0.6241
Average	0.6282	0.6198	0.6091
€/PLN
Closing	4.0210	3.4953	3.8498
Average	3.8473	3.6573	4.0121

49. CAPITAL ADEQUACY INFORMATION

	December 31,
	2002	2001
	(Euro in millions)
Risk weighted assets
Banking book:
On balance sheet	53,961	54,839
Off-balance sheet	11,521	10,854

	65,482	65,693

Trading book:
Market risks	3,099	2,897
Counterparty and settlement risks	658	268

	3,757	3,165

	69,239	68,858

Capital
Tier 1	4,806	4,499
Tier 2	2,522	2,759

	7,328	7,258
Supervisory deductions	341	294

Total	6,987	6,964

.ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

50. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH AND UNITED STATES ACCOUNTING PRINCIPLES

The following is a description of the significant differences between Irish generally accepted accounting principles (Irish GAAP) and those applicable in the United States of America (US GAAP).

Debt securities

Under Irish GAAP, debt securities held for investment purposes are stated in the balance sheet at amortized cost less provision for any impairment in value. Debt securities held for hedging purposes are included in the balance sheet at a valuation, the basis of which is consistent with that being applied to the underlying transactions. These are classified as financial fixed assets.

In preparing its US GAAP information, the Group has applied SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities”.

Under US GAAP, debt securities held to maturity are recorded at amortized cost. AIB periodically sells and buys long-term debt securities in response to identified market conditions, including fluctuations in interest rates. The purpose of these securities transactions is to minimize the risk associated with the AIB investment portfolio. Debt securities classified as financial fixed assets in the Group balance sheet in the amount of €13,446 million at December 31, 2002 would be classified for US GAAP purposes as “available-for-sale”. At December 31, 2002, the market value of such securities was €13,690 million. The excess of market value over amortized cost of the debt securities of €244 million gave rise to an after tax reconciling item of €199 million positive in the consolidated ordinary stockholders’ equity for US GAAP purposes.

Under US GAAP, at December 31, 2001, debt securities in the amount of €16,299 million would be classified as ‘available-for-sale’. At December 31, 2001 the market value of such securities was €16,468 million. The excess of market value over amortized cost of the debt securities of €169 million, gave rise to an after tax reconciling item of €125 million positive in the consolidated ordinary stockholders’ equity for US GAAP purposes.

Under US GAAP, at December 31, 2000 debt securities in the amount of €16,645 million would be classified as “available-for-sale”. At December 31, 2000 the market value of such securities was €16,661 million. At December 31, 2000 the book amount of derivative financial instruments held to hedge the debt securities within the ‘available-for-sale’ portfolio exceeded the fair value of these instruments by €63 million. The excess of market value over amortized cost of the debt securities of €16 million, offset by the excess of the book amount over fair value of the derivative financial instruments of €63 million, gave rise to an after tax reconciling item of €37 million negative in the consolidated ordinary stockholders’ equity for US GAAP purposes.

The following table sets forth the amortized cost and market value of the available-for-sale investment portfolio owned by the Group at December 31, 2002, 2001 and 2000.

	Available-for-sale investment portfolio
	December 31, 2002		December 31, 2001
	Amortized cost	Market value(1)	Amortized cost	Market value(1)
	(Euro in millions)
Irish Government	855	892	1,044	1,028
Other European Government	3,526	3,657	3,349	3,424
US Treasury & US Government agencies	1,863	1,887	235	236
Mortgage-backed obligations of federal agencies	7	7	2,768	2,797
Collateralized mortgage obligations(2)	921	924	1,307	1,318
US State & Municipal bonds	85	89	559	570
Other asset backed securities	469	466	806	814
Other securities	5,720	5,768	6,231	6,281

Total	13,446	13,690	16,299	16,468

(1)	Under US GAAP debt securities classified as available-for-sale are marked to market.
(2)	At December 31, 2002, €649 million of CMO’s, were issues of the Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association or the Government National Mortgage Association (2001: €1,241 million; 2000: €1,903 million).

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

The following table shows the maturity distribution of the available-for-sale investment portfolio of the Group at December 31, 2002 based upon amortized cost.

	Maturity distribution of available- for-sale investment portfolio December 31, 2002
	Maturing
	In one year or less	After one year through 5 years	After five years through 10 years	After 10 years	Total
	(Euro in millions)
Irish Government	25	407	261	162	855
Other European Government	1,273	1,686	424	143	3,526
US Treasury and US Government agencies	107	1,756	—	—	1,863
Mortgage-backed obligations of federal agencies(1)	5	2	—	—	7
Collateralized mortgage obligations(1)	134	45	84	658	921
US State & Municipal bonds	5	3	17	60	85
Other asset backed securities	168	285	16	—	469
Other securities	1,344	3,157	873	346	5,720

Total	3,061	7,341	1,675	1,369	13,446

(1)	The maturity distribution is based upon long-term cash flow estimates for each security type and coupon rate.

The following table shows the book value, as reported under Irish GAAP, of AIB Group’s total debt securities portfolio at December 31, 2002, 2001 and 2000.

	December 31,
	2002	2001	2000
	(Euro in millions)
Irish Government	966	1,176	1,538
Other European Government	4,419	3,962	4,147
US Treasury and US Government agencies	1,863	175	77
Mortgage—backed obligations of federal agencies	7	2,253	2,195
Collateralized mortgage obligations(1)	2,655	3,497	2,938
US State & Municipal bonds	108	634	538
Other asset backed securities	494	132	1,145
Other securities(2)	7 ,692	8,253	6,408

Total	18,204	20,082	18,986

(1)	At December 31, 2002, €649 million of CMO’s were issues of the Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association or the Government National Mortgage Association (2001: €1,241 million; 2000: €2,091 million).
(2)	Other securities included certificates of deposit issued by financial institutions totalling €169 million at December 31, 2002 (2001: €565 million; 2000: €378 million), and quoted securities comprising Eurobonds issued by banks and large corporations totalling €6,388 million at December 31, 2002 (2001: €6,686 million; 2000: €5,174 million).

The market value of AIB Group’s Irish Government securities at December 31, 2002 was €995 million (2001: €1,160 million; 2000: €1,506 million).

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

The following table categorizes AIB Group’s debt securities (excluding €4,758 million of trading securities) by maturity and weighted average yield at December 31, 2002.

	December 31, 2002
	Within 1 year		After 1 but within 5 years		After 5 but within 10 years		After 10 years
	Euros	Yield %	Euros	Yield %	Euros	Yield %	Euros	Yield %
	(Euro in millions)
Irish Government	25	9.8	407	4.3	261	4.2	162	4.8
Other European Government	1,273	4.3	1,686	4.2	424	4.0	143	6.0
US Treasury and US Government agencies	107	3.1	1,756	2.5	—	—	—	—
Mortgage-backed obligations of federal agencies	5	7.3	2	7.3	—	—	—	—
Collateralized mortgage obligations	134	3.6	45	5.3	84	3.8	658	2.6
US State and Municipal bonds	5	6.7	3	6.5	17	6.7	60	6.4
Other asset backed securities	168	4.0	285	2.1	16	1.3	—	—
Other securities	1,344	6.8	3,157	3.8	873	2.0	346	1.1

Total book value	3,061	5.3	7,341	3.6	1,675	3.0	1,369	3.0

Total market value	3,087		7,507		1,706		1,390

The weighted average yield for each range of maturities is calculated by dividing the annual interest prevailing at the balance sheet date by the book value of securities held at that date.

Investment securities sales

In the available-for-sale portfolio, proceeds from sales of debt securities during the years ended December 31, 2002, 2001 and 2000 amounted to €8 billion, €5 billion and €7 billion, respectively. Gross realized gains and losses arising on the sale of these debt securities were as follows:

	Years ended December 31,
	2002	2001	2000
	(Euro in millions)
Gross realized gains	112	33	4
Gross realized losses	(6)	(15)	(14)

	106	18	(10)

There were no investment securities classified as held-to-maturity during the years ended December 31, 2002, 2001 and 2000. The cost of securities sold by the Group is determined using both the portfolio method of average cost and the specific identification method.

Equity securities

Under Irish GAAP, equity securities held for investment purposes are stated in the balance sheet at amortized cost less provision for any impairment in value. Equity securities held for hedging purposes are included in the balance sheet at a valuation, the basis of which is consistent with that being applied to the underlying transactions. These are classified as financial fixed assets.

In preparing its US GAAP information, the Group has applied SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities”.

Under US GAAP, at December 31, 2002 equity securities classified as financial fixed assets in the Group balance sheet in the amount of €188 million would be classified as ‘available-for-sale’ and would be marked to market under SFAS 115. At December 31, 2002 the market value of these securities was €203 million. The excess of market value of these securities over book amount was €15 million giving rise to an after tax reconciling item of €13 million positive in the consolidated ordinary stockholders’ equity for US GAAP purposes. Gross unrealized gains were €18 million and gross unrealized losses were €3 million at December 31, 2002.

Under US GAAP, at December 31, 2001 equity securities classified as financial fixed assets in the Group balance sheet in the amount of €283 million would be classified as “available-for-sale”. At December 31, 2001, the market value of these securities was €283 million. There is no adjustment to the consolidated ordinary stockholders’ equity for US GAAP purposes as the book amount equals the market value of these securities. Gross unrealized gains were €35 million and gross unrealized losses were € 35 million at December 31, 2001.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

Under US GAAP, at December 31, 2000 equity securities classified as financial fixed assets in the Group Balance sheet in the amount of €364 million would be classified as “available-for-sale”. At December 31, 2000, the market value of these securities was €358 million. The excess of book amount of these securities over market value was €6 million giving rise to an after tax reconciling item of €4 million negative in the consolidated ordinary stockholders’ equity for US GAAP purposes. Gross unrealized gains were €13 million and gross unrealized losses were €19 million at December 31, 2000.

Equity securities sales

In the “available-for-sale” portfolio, proceeds from sales of equity securities during the years ended December 31, 2002, 2001 and 2000 amounted to €118 million, €182 million and €72 million, respectively. Gross realized gains and losses arising on the sale of these equity securities were as follows:

	Years ended December 31,
	2002	2001(1)	2000
	(Euro in millions)
Gross realized gains	13	110	23
Gross realized losses	(2)	(19)	(2)

	11	91	21

(1)	The gross realized gains in 2001 include an amount of €93 million in relation to the sale of KCH.

Debt securities held for hedging purposes

Certain debt securities held as financial fixed assets are held to hedge the Group’s sensitivity to movements in market interest rates. Under Irish GAAP, profits and losses on disposal of these debt securities are deferred and amortized to the statement of income over the lives of the underlying transactions.

Under US GAAP, profits and losses on disposal of debt securities are recognized immediately in the statement of income.

Internal derivative trades

Under Irish GAAP, where underlying Group subsidiaries and business units undertake internal derivative trades with the Group central treasury to transfer risk from the banking book to the trading book, the Group central treasury is allowed to aggregate and/or offset trades with similar characteristics for the purposes of establishing an effective hedge position against the underlying risk.

Under Irish GAAP, where positions established with external counterparties offset the net risk, hedge accounting is to be applied to internal derivative trades. The accounting policy for derivatives under Irish GAAP is described more fully on pages 82.

Under US GAAP, contemporaneous offset with external counterparties is required if hedge accounting is to be applied to internal derivative trades. As a consequence, trades not satisfying this requirement have been accounted for at fair value with gains or losses being recognized in the consolidated net income statement. From January 1, 2001, the adjustment for internal derivative trades is included with the derivatives FAS 133 adjustment.

FAS 133—Derivatives and hedging activities

Under Irish GAAP, the Group uses derivatives, for both trading and hedging purposes. The accounting treatment for these derivative instruments is dependent on whether they are entered into for trading or hedging purposes.

Trading instruments are recognized in the accounts at fair value with the adjustment arising included in other assets and other liabilities, as appropriate, in the consolidated balance sheet. Gains and losses arising from trading activities are included in dealing profits in the statement of income using the mark to market method of accounting.

Derivative transactions entered into for hedging purposes are recognized in the accounts in accordance with the accounting treatment of the underlying transactions being hedged. Gains and losses arising from hedging activities are amortized to net interest income over the lives of the underlying transactions.

Under US GAAP, all derivatives are recognized as either assets or liabilities in the statement of financial position and measured at fair value. The recognition of the changes in the fair value of a derivative depends upon its intended use. Derivatives that do not qualify for hedging treatment must be adjusted to fair value through earnings. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment (a “a fair value” hedge), (b) a hedge of the exposure to variable cash flows of a forecasted transaction (a “cash flow hedge”), or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign currency denominated forecasted transaction. The accounting for changes in the fair value of a derivative depends on the intended use of the derivatives and the resulting designations.

In adopting Statement of Financial Accounting Standard No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”) in its US GAAP reconciliation from January 1, 2001, AIB Group designated its derivative instruments a new for US reporting purposes on that date. The transition adjustment arising from this action is reflected in net income and other comprehensive income.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

Revaluation of property

Under Irish GAAP, property may be carried at either original cost or subsequent valuation less related depreciation, calculated where applicable on the revalued amount.

Under US GAAP, revaluations are not permitted to be reflected in the financial statements.

Deferred taxation

Under Irish GAAP, deferred taxation is recognized in full in respect of timing differences that have originated but not reversed at the balance sheet date, generally to the extent that it is more likely than not that the reversal will crystallize a tax charge or credit.

Under US GAAP, deferred tax assets and liabilities are calculated for all temporary differences. A valuation allowance is raised against a deferred tax asset where it is more likely than not that some portion of the deferred tax asset will not be realized.

Core deposit intangibles

Under US GAAP, the component of goodwill arising on acquisition of bank subsidiary undertakings which relates to retail depositors is termed core deposit intangibles. Under Irish GAAP, core deposit intangibles arising prior to December 31, 1997 have been written off to reserves in the year of acquisition, as a component of goodwill. Core deposits arising after January 1, 1998 are subsumed within goodwill and amortized over its useful life up to a maximum of 20 years.

Under US GAAP, capitalized core deposit intangibles are amortized through income over the estimated average life of the retail depositor relationship. In AIB’s case a period of 10 years has been used in preparing its US GAAP information.

Long-term assurance policies

Under Irish GAAP, the stockholders’ interest in the long-term assurance business represents a valuation of the investment in policies in force together with the net tangible assets of the business.

Under US GAAP, premiums are recognized as revenue when due from policyholders. The costs of claims are recognized when insured events occur. For traditional business, the present value of estimated future policy benefits is accrued when premium revenue is recognized. Acquisition costs are capitalized and charged as an expense in proportion to premium revenue recognized. For unit-linked business, acquisition costs are amortized over the life of the contracts at a constant rate based on the present value of estimated gross profits. Initial income in respect of future services is not earned in the period assessed but recognized as income over the same amortization period and using the same amortization schedule as for acquisition costs.

Dividends payable on ordinary shares

Under Irish GAAP, AIB records proposed dividends on ordinary shares, which are declared after period end, in the period to which they relate.

Under US GAAP, dividends are recorded in the period in which they are declared.

Dividends on non-equity shares

Under Irish GAAP, AIB records dividends on non-equity shares in the statement of income on an accruals basis.

Under US GAAP, dividends are recorded as a charge against ordinary stockholders’ equity in the period in which they are declared.

Acceptances

Under Irish GAAP, the Group presents acceptances as a contingent liability in a footnote to the financial statements.

Under US GAAP, acceptances outstanding are presented as a liability, with an equal amount presented as an asset, “customers’ acceptance liability”.

Own shares purchased

Under Irish GAAP, own shares purchased are recorded at cost and reflected as fixed asset investments in the consolidated balance sheet.

Under US GAAP, own shares purchased are recorded at cost and reflected as a reduction to the consolidated ordinary stockholders’ equity.

Internal use computer software

Under Irish GAAP, certain specific costs incurred in respect of software for internal use can be capitalized and amortized. All other costs are expensed.

Under US GAAP, the same treatment applies, however there are additional specific costs that are capitalized which would be expensed under Irish GAAP. These costs are being depreciated on a straight line basis over five years.

Transfer and servicing of financial assets

Under Irish GAAP, where a transaction involving a previously recognized asset transfers to others (a) all significant rights or other access to benefits relating to that asset and (b) all significant exposure to the risks inherent in those benefits, the entire asset should cease to be recognized.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

Under US GAAP, an entity de-recognizes financial assets where control has been surrendered and de-recognizes liabilities where they are extinguished. Control passes where the following criteria have been met: (a) the assets are isolated from the transferor (the seller) i.e. the assets are beyond the reach of the transferor, even in bankruptcy or other receivership, (b) the transferee (the buyer) has the right—free of any conditions that constrain it from taking advantage of the right—to pledge or exchange the assets, and (c) the transferor does not maintain effective control over the transferred assets.

Special purpose vehicles

Under Irish GAAP, special purpose vehicles are consolidated as quasi-subsidiaries where risks and rewards from operations are similar to those which would be obtained for subsidiaries.

Under US GAAP, consolidation of an entity by its sponsor, the party at whose initiative the entity is activated, is required if the entity’s powers and activities are not strictly limited, and the entity does not have sufficient legal equity in form held by parties other than the sponsor or its affiliates. Interest earned on the assets held in the special purpose vehicles has been entirely offset by the interest expense and management fees of the special purpose vehicles.

Goodwill

Under Irish GAAP, goodwill arising on acquisition of subsidiary and associated undertakings prior to December 31, 1997, has been written off to reserves in the year of acquisition and is written back in the year of disposal. Goodwill arising after January 1, 1998 is capitalized and written off over its useful life, up to a maximum of 20 years.

Under US GAAP, SFAS 141 “Business Combinations” (SFAS 141) and SFAS 142 “Goodwill and Other Intangible Assets” (SFAS 142) require that goodwill arising from acquisitions subsequent to June 30, 2001 be capitalized and that all goodwill should be subject to an annual impairment test. Prior to this, goodwill was capitalized and amortized over its useful economic life.

With effect from January 1, 2002, the Group adopted the provisions of SFAS 141 and SFAS 142. From this date, goodwill is no longer amortized. In accordance with SFAS 142, the Group completed a transitional goodwill impairment test as at January 1, 2002 and determined that there was no impairment to be recognized. During 2002, the Group again performed impairment tests on goodwill and arising from significant changes to the operating environment of a subsidiary an impairment charge of €27 million was made during the year.

The effect of applying this standard to previous periods on net income and income per American Depositary Share would have been as follows:

	Years ended December 31,
	2001	2000
	(Euro in millions)
Reported net income applicable to ordinary stockholders of AIB in accordance with US GAAP	615	551
Goodwill amortization	141	104

Adjusted net income applicable to ordinary stockholders of AIB in accordance with US GAAP	756	655

	Years ended December 31,
	2001	2000
	(Euro in cents)
Reported income per American Depositary Share	1.43	1.29
Goodwill amortization	0.33	0.24

Adjusted income per American Depositary Share	1.76	1.53

Reported diluted income per American Depositary Share	1.42	1.28
Goodwill amortization	0.33	0.24

Adjusted diluted income per American Depositary Share	1.75	1.52

Retirement benefits

Under Irish GAAP, the expected return on pension assets, net of the interest cost on pension liabilities, is credited to other finance income while the service cost is charged to other administrative expenses. Actuarial gains and losses are recognized through the statement of total recognized gains and losses. Plan assets are valued at fair value and plan liabilities are measured using the projected unit method. Retirement benefit plans in surplus are shown as assets on the balance sheet net of the deferred tax impact. Retirement benefit plans in deficit together with unfunded plans are shown on the balance sheet as liabilities net of the deferred tax impact.

Under US GAAP, certain assumptions primarily in relation to the recognition of actuarial gains and losses and amortization methods are used that are different when compared with Irish GAAP.

Pension accounting in the US has to apply the provisions of SFAS No. 87 “Employers’ Accounting for Pensions”. The disclosure requirements of SFAS No. 87 have been amended by SFAS No. 132 “Employers Disclosures about Pensions and Other Post-Retirement Benefits”. The Group has applied SFAS No. 87 and SFAS No.132 in preparing its US GAAP information.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

The impact of these pronouncements has been included in the US GAAP reconciliation in respect of the main AIB pension plans. These plans make up approximately 90% of AIB Group’s plans in terms of assets and actuarial liabilities.

The components of total pension expense for the main AIB pension plan which arise under SFAS No. 87 are estimated to be as follows:

	Years ended December 31,
	2002	2001	2000
	(Euro in millions)
Service cost	69.2	66.4	56.3
Interest cost	128.9	120.3	114.1
Actual return on plan assets	571.7	201.9	(16.7)
Other components	(779.9)	(430.2)	(219.8)

	(10.1)	(41.6)	(66.1)

An expected rate of return of 8.0% on plan assets was used in determining the net periodic pension cost for the year ended December 31, 2002 (2001 and 2000: 7.5%).

Actuarial assumptions used in determining the projected benefit obligation at December 31, 2002 included a discount rate of 5.6% (2001: 5.8% and 2000: 6%), and an increase in future compensation expense of 4.0% (2001: 4.0% and 2000: 3.5%).

The following is a reconciliation of the beginning and ending balances of the benefit obligation, the fair value of the plan assets and an analysis of the funded status of the plans for the years ended December 31, 2002, 2001 and 2000.

	December 31,
	2002	2001	2000
	(Euro in millions)
Change in benefit obligation
Benefit obligation at beginning of year	2,227.3	1,660.8	1,546.3
Service cost	69.2	66.4	56.3
Interest cost	128.9	120.3	114.1
Actuarial gain/(loss)	112.3	421.0	(0.9)
Currency translation adjustments	(30.7)	16.3	—
Benefits paid	(59.2)	(57.5)	(55.0)

Benefit obligation at end of year	2,447.8	2,227.3	1,660.8

Change in plan assets
Fair value of plan assets at beginning of year	2,554.8	2,716.1	2,710.3
Employers contributions	39.3	43.9	46.5
Actual return on plan assets	(571.7)	(201.9)	14.3
Currency translation adjustments	(26.2)	54.2	—
Benefits paid	(59.2)	(57.5)	(55.0)

Fair value of plan assets at end of year	1,937.0	2,554.8	2,716.1

	December 31,
	2002	2001	2000
	(Euro in millions)
Funded status	(510.8)	327.5	1,054.7
Unrecognized transition obligation	68.9	76.4	83.9
Unrecognized net loss/(gain)	868.8	(7.2)	(819.8)
Unrecognized prior service credit	(77.4)	(85.0)	(92.6)

Prepaid pension cost	349.5	311.7	226.2

The unrecognized prior service credit arose during the nine months ended December 31, 1992 mainly as a result of changes in the terms of the plans, following the restructure of the main Irish and UK plans during 1991.

Post-retirement benefits

Post-retirement benefit liabilities are assessed actuarially on a similar basis to pension liabilities and are discounted at a long-term interest cost. Variations from regular cost are expressed as a percentage of payroll and are spread over the average remaining service lives of current eligible employees.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

Under SFAS No. 106 “Employers’ Accounting for Post-Retirement Benefits other than Pensions”, there are certain differences in the actuarial method used and variations in the computation of regular cost as compared with Irish GAAP. The disclosure requirements of SFAS No. 106 have been amended by SFAS No. 132 “Employers Disclosures about Pensions and Other Post-Retirement Benefits”.

The Group has applied SFAS No. 106 and SFAS No. 132 in preparing its US GAAP information.

The following table shows the components of the net periodic post-retirement benefit cost for the years ended December 31, 2002, 2001 and 2000.

	Years ended December 31,
	2002	2001	2000
	(Euro in millions)
Service cost	1.8	1.7	2.2
Interest cost	4.2	4.0	3.5
Amortization of unrecognized transition obligation	1.1	1.1	1.4
Amortization of prior service cost	(0.4)	(0.4)	(0.4)
Recognized net actuarial loss/(gain)	0.3	—	(0.2)

	7.0	6.4	6.5

The weighted average annual assumed rate of increase in the per capita cost of covered benefits is 8.0% for 2002 and is assumed to decrease gradually to 5.0% in the year 2008 and will remain at that level thereafter. Increasing or decreasing the assumed health care cost trend rates by one percentage point in each future year would have an immaterial impact on post-retirement benefits costs.

The following is a reconciliation of the beginning and ending balances of the benefit obligation and an analysis of the funded status and the amounts recognized in the Groups consolidated statement of condition.

	December 31,
	2002	2001	2000
	(Euro in millions)
Change in benefit obligation
Benefit obligation at beginning of year	65.6	53.8	48.1
Service cost	1.8	1.7	2.2
Interest cost	4.2	4.0	3.5
Amendments	—	—	(1.6)
Actuarial loss/(gain)	3.4	9.2	3.2
Benefits paid	(5.1)	(5.4)	(4.2)
Currency translation adjustments	(8.4)	2.3	2.6

Benefit obligation at end of year	61.5	65.6	53.8

Plan assets at fair value	—	—	—

Funded status	(61.5)	(65.6)	(53.8)
Unrecognized transition obligation	9.4	12.4	19.1
Unrecognized prior service cost	(2.9)	(3.9)	(4.1)
Unrecognized net loss/(gain)	8.7	5.9	(3.5)

Accrued post-retirement benefit cost	(46.3)	(51.2)	(42.3)

The assumptions used in developing the present value of the post-retirement benefit obligation are as follows:

	Years ended December 31,
	2002	2001	2000
Weighted average discount rate	6.75%	7.25%	7.75%
Rate of increase in health care costs—initial	8.00%	8.50%	6.50%
Rate of increase in health care costs—ultimate	5.00%	5.00%	4.50%

Stock Compensation Plans

At December 31, 2002 the Group had four stock based compensation plans as outlined below. AIB has accounted for its stock based compensation plan under the provisions of Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” and related interpretations. Statement of Financial Accounting Standards 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), allows a company to recognize stock-based compensation using a fair-value based method of accounting if it so elects. AIB has elected not to adopt the recognition provisions of SFAS 123. The compensation cost charged against income for the Group’s performance based plans for the years ended December 31, 2002, 2001 and 2000 was €19 million, €21 million and €16 million respectively.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

For the purposes of providing the pro forma disclosures required under SFAS 123, the fair values of stock options granted were estimated at the date of the grants using a Black-Scholes option pricing model. The following table presents the pro-forma net income and basic and diluted earnings per share that would have been recognized in the consolidated financial statements if the fair value method of accounting for stock options had been used for the years ended December 31, 2002, 2001 and 2000.

	Years ended December 31,
	2002	2001	2000
	(Euro in millions)
Net income applicable to ordinary stockholders of AIB in accordance with US GAAP as reported	921	615	521
Share based compensation expense under fair value method, net of tax	(28)	(30)	(25)

Pro-forma net income applicable to ordinary stockholders of AIB in accordance with US GAAP	893	585	496

Net income per American Depositary Share
Basic, as reported	€2.12	€1.43	€1.29
Basic, pro-forma	2.06	1.36	1.23

Diluted, as reported	2.10	1.42	1.28
Diluted, pro-forma	2.04	1.35	1.22

Share option plan

The Company operates a share option plan on terms approved by the shareholders. Officials may participate in the plan at the discretion of the directors. Options are granted at the market price, being the middle market quotation of AIB’s shares on the Irish Stock Exchange on the day on which the option is granted. The exercise of options granted between January 1, 1996 and December 31, 2000 is conditional on the achievement of earnings per share (“EPS”) growth of at least 2% per annum, compound, above the increase in the Irish Consumer Price Index (“CPI”) over a period of not less than three and not more than five years from date of grant. The exercise of options granted since January 1, 2001 is conditional on the achievement of EPS growth of at least 5% per annum, compound, above the increase in the CPI over a period of not less than three and not more than five years from date of grant. Options may not be transferred or assigned and may be exercised only between the third and seventh anniversaries of their grant in the case of options granted up to December 31, 2000, and between the third and tenth anniversaries of their grant in the case of options granted subsequent to that date.

The following table summarizes the number of options outstanding and weighted average exercise prices at December 31, 2002, 2001 and 2000.

	December 31,
	2002	2001	2000
Number of options outstanding	29,518,229	29,808,629	29,379,228
Weighted average exercise price	€11.73	€10.92	€9.95

The following table summarizes the number of options outstanding at December 31, 2002.

Range of exercise prices	Number of options Outstanding	Weighted average remaining contractual life	Weighted average exercise price
€4.19 - €7.61	1,923,000	1.3 years	€5.76
€10.02 - €12.40	18,152,129	4.9 years	€10.75
€13.55 - €15.46	9,443,100	5.4 years	€14.83

	29,518,229

The following table summarizes the number of exercisable options outstanding at December 31, 2002.

December 31, 2002
Number of options exercisable(1)	10,910,500
Weighted average price	€12.88

(1)	At prices ranging from €4.19 to €15.46

The following table summarizes option activity during 2002, 2001 and 2000.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

	December 31, 2002		December 31, 2001		December 31, 2000
	Number outstanding ‘000	Weighted average exercise price	Number outstanding ‘000	Weighted average exercise price	Number outstanding ‘000	Weighted average exercise price
Outstanding at beginning of year	29,808.6	€10.92	29,379.2	€9.95	19,974.0	€9.37
Granted	3,127.1	13.57	4,246.9	11.98	11,668.7	10.02
Exercised	(3,156.5)	5.88	(3,482.2)	4.11	(1,951.3)	4.84
Forfeited	(261.0)	12.32	(335.3)	10.12	(312.2)	12.55

Outstanding at end of year	29,518.2	€11.73	29,808.6	€10.92	29,379.2	€9.95

During the year ended December 31, 2002, 155,000 options were granted at a price of €13.90 per ordinary share, and 2,972,100 options were granted at a price of €13.55 per ordinary share, the market prices on the days preceding the date on which the options were granted. They are exercisable between June 26, 2005 and June 26, 2012 and December 4, 2005 and December 4, 2012 respectively. The fair value of these options was estimated using the Black-Scholes option pricing model to be € 3.77 per option. Options were exercised during the year at a weighted average exercise price of €5.88 per option.

Employee share plans

AIB operates employee profit sharing plans on terms approved by the shareholders. All employees, including executive directors, of the Bank and certain subsidiaries are eligible to participate, subject to minimum service periods. The directors at their discretion may set aside each year a sum not exceeding 5% of eligible income before taxes of participating companies in the Republic of Ireland and the UK.

Eligible employees in the Republic of Ireland may elect to receive their profit sharing allocations either in shares or in cash. Such shares are held by the Trustees for a minimum period of two years and are required to be held for a total period of three years for the employees to obtain the maximum tax benefit. Costs relating to the purchase of shares under the employee profit sharing plans are charged to the statement of income when incurred.

The maximum market value of shares that may be appropriated to any employee in a year may not exceed €12,700.

In December 2002 the Company launched a Share Ownership Plan in the UK to replace the profit sharing plan that previously operated for UK-based employees. The Plan, which was approved by shareholders at the 2002 Annual General Meeting, provides for the receipt by eligible employees of shares in a number of categories: Partnership Shares, in which employees may invest up to STG£1,500 per annum from salary; Free Shares, involving the award by the Company of shares up to the value of STG£3,000 per annum per employee; and Dividend Shares, which may be acquired by employees by re-investing dividends of up to STG£1,500 per annum.

Allfirst 1989 Long-Term Incentive Plan and Trust

Allfirst’s 1989 Long-Term Incentive Plan and Trust (the “1989 Plan”) provides for the award to key employees who contribute to the continued growth, development and financial success of Allfirst of up to 7 million €0.32c Ordinary Shares of AIB and 200,000 Non-Cumulative Preference Share ADSs of AIB (“Preferred Stock”) (together the “Restricted Stock”). Awards are made to participants, without payment of consideration by the participant, in the form of Restricted Stock purchased by Allfirst in the open market and are held in trust under the 1989 Plan until the expiration of the relevant restriction period. Awards aggregating the equivalent of 8,000 common stock were made during 2002. Costs relating to this plan are charged to the statement of income over the period under which the shares will vest. Expenses relative to this plan totalled US$726,000; US$791,000 and US$702,000 in 2002, 2001 and 2000, respectively. The awards are subject to a restriction period of at least three years.

Allfirst 1997 and 1999 Stock Option Plans

Allfirst’s 1997 and 1999 Stock Option Plans provide for the grant to key employees of options to acquire AIB ADSs. The options are granted at no less than the fair market value of the ADSs at the date of the grant. Options granted in 1998 through 2001, with the exception of options granted under the Allfirst Shares Plan, vest one half in 24 months and one half in 36 months from the grant date and must be exercised within 10 years of the grant date or they will expire. Options granted on December 29, 1997 vested six months from the grant date and must be exercised within seven years of the grant date or they will expire.

During 1999, Allfirst implemented an all employee stock option program called Allfirst Shares which is part of the 1997 Stock Option Plan. Each full and part-time employee who was eligible for employee benefits and was employed by the Company as of May 4, 1999 received an option to purchase up to 100 AIB ADSs. The options may be exercised: (i) any time after May 4, 2002 and before May 4, 2004, as long as the closing price of AIB ADSs has equalled or exceeded 150% of the exercise price for five consecutive days at any time after the grant date; or (ii) any time after May 4, 2004, regardless of the price of the ADSs. The options must be exercised within 10 years or they will expire. Options under the 1999 Stock Option Plan vest based on certain performance criteria. During 2002, 2001 and 2000, options were granted under the 1997 Stock Option Plan, while options were granted under the 1999 Stock Option Plan in 2001 and 2000.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

Allfirst and an independent Trustee created a trust, for the purpose of acquiring AIB ADSs in the open market with the proceeds of a loan from Allfirst. Generally, the Trust will acquire AIB ADSs in an amount equal to the number of stock options granted at or about each grant date. Proceeds from option exercises and any dividends and other earnings on the trust assets will be used to repay the loan to the trust. Option holders have no preferential rights with respect to the trust assets, and the trust assets are subject to the claims of Allfirst’s general creditors in the event of insolvency. AIB will not issue any securities in connection with the 1997 or 1999 Stock Option Plan, will not receive any proceeds from the exercise of the options, and otherwise has no rights or obligations with respect to the Stock Option Plans.

The following summarizes option activity during 2002, 2001 and 2000.

	December 31, 2002		December 31, 2001		December 31, 2000
	Number outstanding (1) ‘000	Weighted average exercise price	Number outstanding (1) ‘000	Weighted average exercise price	Number outstanding (1) ‘000	Weighted average exercise price
Outstanding at beginning of year	8,432.0	$22.38	6,448.2	$22.69	4,281.7	$25.23
Granted	583.9	28.56	2,165.1	21.64	2,391.7	18.56
Exercised	(1,090.1)	19.76	(8.4)	18.67	(19.5)	18.67
Forfeited	(680.2)	22.60	(172.9)	24.93	(205.7)	27.76

Outstanding at end of year	7,245.6	$23.25	8,432.0	$22.38	6,448.2	$22.69

(1)	Represent number of AIB ADSs.

The following table summarizes information about fixed options outstanding at December 31, 2002:

	Options outstanding			Options exercisable
Grant date	Number outstanding at 12/31/2002 ‘000	Weighted average remaining contractual life	Weighted average exercise price	Number exercizable at 12/31/2002 ‘000	Weighted average exercise price
12/29/97	417.1	2.0 years	$18.67	417.1	$18.67
10/9/98 & 10/22/98	922.8	5.8 years	26.62	922.8	26.62
2/9/99	76.2	6.1 years	34.04	76.2	34.04
5/4/99	372.2	6.3 years	31.67	42.0	31.67
8/10/99	1,147.1	6.6 years	26.05	1,052.1	26.05
8/14/00	1,194.6	7.6 years	17.72	473.7	17.72
9/20/00	120.0	7.7 years	18.55	—	—
11/3/00	396.4	7.8 years	20.50	145.4	20.50
11/24/00	90.0	7.9 years	21.75	—	—
2001 Grants	1,925.3	8.0 - 8.8 years	21.64	—	—
2002 Grants	583.9	9.3- 9.9 years	28.56	—	—

Total	7,245.6	7.3 years	$23.25	3,129.3	$23.99

For purposes of providing the pro-forma disclosures required under SFAS No. 123, the fair values of stock options granted in 2002 and 2001, were estimated at the date of the grants using a Black-Scholes option pricing model.

The Black-Scholes option pricing model was originally developed for use in estimating the fair value of traded options which have different characteristics from the Allfirst’s employee stock options. The model is also sensitive to changes in the subjective assumptions which can materially affect the fair value estimate. As a result, management believes that the Black-Scholes model may not necessarily provide a reliable single measure of the fair value of employee stock options.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

The following table details the weighted average assumptions used and the resulting fair values provided by the option pricing model:

Grant date	Expected future dividend yield	Volatility factor	Risk free interest rate	Expected life	Fair value per share of options granted
12/29/97	4.53%	0.2200	5.77%	7 years	$3.52
10/9/98 & 10/22/98	4.03%	0.2600	4.70%	10 years	$5.89
2/9/99	3.06%	0.2950	5.01%	10 years	$10.47
5/4/99	2.96%	0.3036	5.38%	5.5 years	$8.73
8/10/99	2.67%	0.3254	5.87%	5.5 years	$8.03
8/14/00	2.61%	0.3399	6.24%	5.5 years	$5.81
9/20/00	2.81%	0.3869	5.94%	5.5 years	$6.44
11/3/00	2.84%	0.3874	5.78%	5.5 years	$7.06
11/24/00	2.85%	0.3866	5.41%	5.5 years	$7.35
2001 Grants	3.02%	0.3704	5.29%	7 years	$7.47
2002 Grants	3.43%	0.3295	4.42%	10.0 years	$8.67

Impaired loans

SFAS 114 and 118 applies only to impaired loans, the measurement of which is based upon the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market value, or the fair value of the collateral dependent.

Smaller balance homogeneous consumer loans that are collectively evaluated for impairment are outside the scope of SFAS 114, as are debt securities and leases.

Reserves for probable credit losses related to these loans are included in the allowance for credit losses applicable to other than impaired loans. The Group’s charge off policy for impaired loans is consistent with its policy for loan charge offs to the allowance. Impaired loans are charged off when an impaired loan, or portion thereof, is considered uncollectible. Interest income received on impaired loans is recorded on a cash basis, which is consistent with the Group’s method of interest recognition on non-accrual loans.

At December 31, 2002 and 2001 the Group estimated that the difference between the carrying value of its loan portfolio on the basis of SFAS No. 114 and 118 and its value in the Group’s accounts was such that no adjustment to net income or consolidated ordinary stockholders’ equity was required.

At December 31, 2002, the Group’s net investment in impaired loans amounts to €908 million (2001: €972million). €832 million (2001: €886 million) of this net investment included specific provisions of €433 million (2001: €500 million). The average level of such impaired lendings during 2002 was approximately €936 million (2001: €916 million). Interest income recognized on impaired loans during the year ended December 31, 2002 amounted to €40 million (2001: €55 million).

Cash flow statements

The consolidated cash flow statements on page 87 have been completed in accordance with the revised Financial Reporting Standard 1 (FRS 1) which was issued by the United Kingdom Accounting Standards Board in October 1996. FRS 1 is similar to SFAS No.95, statement of cash flows, in some respects. The principal differences between the standards relate both to the definition of cash and the classification of certain transactions.

Definition of cash under FRS 1

FRS 1 defines “cash” as cash in hand and deposits repayable on demand with any bank or other financial institution.

Definition of cash under SFAS No.95

Under SFAS No. 95, “cash” includes cash and cash equivalents and is defined as cash in hand and deposits repayable on demand with any bank or financial institution, together with short-term liquid investments which are readily convertible into known amounts of cash without notice and which are within three months of maturity when acquired.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

Classification under
	FRS 1	SFAS 95
Non-equity dividends paid	Returns on investments and servicing of finance	Financing activities
Equity dividends paid	Equity dividends paid	Financing activities
Taxation paid	Taxation	Operating activities
Net movement in lendings to customers	Operating activities	Investing activities
Net change in finance lease balances receivable	Operating activities	Investing activities
Net increase in deposits	Operating activities	Financing activities
Net movement in current and deposit accounts and other short-term liabilities	Operating activities	Financing activities

Future developments

The impact of recently issued accounting pronouncements is detailed on pages 51 to 53 under “Prospective accounting changes”.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

Consolidated net income

	Year ended December 31,
	2002		2001	2000
			Restated
	(Euro in millions except per share amounts)
Net income (Group profit attributable to the stockholders of AIB) as in the consolidated statement of income		1,019	730	636
Adjustments in respect of:
Depreciation of freehold and long leasehold property		2	5	—
Long-term assurance policies		(27)	(48)	(70)
Goodwill		4	(110)	(78)
Premium on core deposit intangibles		(5)	(7)	(9)
Retirement benefits		(5)	53	94
Dividends on non-equity shares		8	15	20
Securities held for hedging purposes		(3)	(24)	(25)
Derivatives hedging available-for-sale securities		—	—	(9)
Internal derivative trades		—	—	(6)
Internal use computer software		1	6	11
Derivatives FAS 133 transition adjustment(1)		—	122	—
Derivatives FAS 133 adjustment		(82)	(107)	—
Deferred tax effect of the above adjustments		17	(5)	7

Net income in accordance with US GAAP		929	630	571

Net income applicable to ordinary stockholders of AIB in accordance with US GAAP		€921	615	551

Equivalent to	US$	966

Income per American Depositary Share (ADS*) in accordance with US GAAP		€2.12	1.43	1.29

Equivalent to	US$	2.22

Diluted income per American Depositary Share (ADS*) in accordance with US GAAP		€2.10	1.42	1.28

Equivalent to	US$	2.20

Year end exchange rate €/US$		1.0487

*	An American Depositary Share represents two ordinary shares of €0.32 each.

Comprehensive income

	Year ended December 31,
	2002	2001	2000
		Restated
	(Euro in millions)
Net income in accordance with US GAAP	929	630	571
Net movement in unrealized holding gains/(losses) on debt and equity securities arising during the period	84	120	110
Derivatives FAS133 transition adjustment(1)	—	41	—
Currency translation adjustments	(480)	214	233

Comprehensive income	533	1,005	914

(1)	Cumulative effect of the change in accounting principle for derivatives and hedging activities.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

Consolidated ordinary stockholders’ equity

		December 31,
		2002	2001	2000
		(Euro in millions except per share amounts)
Ordinary stockholders’ equity as in the consolidated balance sheet		4,408	4,871	4,734
Revaluation of property		(201)	(204)	(210)
Depreciation of freehold and long leasehold property		(27)	(27)	(27)
Goodwill		925	1,070	1,097
Core deposit intangibles		12	19	26
Dividends payable on ordinary shares		284	250	221
Dividends on non-equity shares		1	1	—
Long-term assurance policies		(263)	(236)	(188)
Unrealized gains/(losses) not yet recognized on:
Available-for-sale debt securities		244	169	16
Available-for-sale equity securities		15	—	(6)
Derivatives hedging available-for-sale securities		—	—	(63)
Securities held for hedging purposes		(4)	(1)	26
Internal derivative trades		—	—	(10)
Derivatives FAS 133 adjustment		(79)	5	—
Retirement benefits		1,012	77	(476)
Internal use computer software		18	17	11
Own shares		(176)	(245)	(177)
Deferred tax effect of the above adjustments		(206)	(50)	76

Ordinary stockholders’ equity in accordance with US GAAP		€5,963	5,716	5,050

Equivalent to	US$	6,254

Ordinary stockholders’ equity per ADS in accordance with US GAAP		€13.37	12.98	11.56

Equivalent to	US$	14.02

Ordinary stockholders’ equity per ADS in accordance with Irish GAAP		€9.88	11.06	10.84

Equivalent to	US$	10.37

Statement of changes in ordinary stockholders’ equity

	December 31,
	2002	2001	2000
	(Euro in millions)
Opening balance	5,716	5,050	4,420
Net income for year	929	630	571
Dividends on equity shares	(396)	(351)	(302)
Dividends on non-equity shares	(8)	(15)	(20)
Issue of shares	115	60	105
Unrealized gains/(losses) on debt securities and equity shares held as available-for-sale	84	120	110
FAS 133 transition adjustment	—	41	—
Own shares	69	(68)	(55)
Currency translation adjustments	(480)	214	233
Other movements	(66)	35	(12)

Closing balance	5,963	5,716	5,050

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

Consolidated total assets

		December 31,
		2002	2001	2000
		(Euro in millions)
Total assets as in the consolidated balance sheet		86,049	89,359	80,017
Revaluation of property		(201)	(204)	(210)
Depreciation of freehold and long leasehold property		(27)	(27)	(27)
Goodwill		925	1,070	1,097
Core deposit intangibles		12	19	26
Available-for-sale debt securities		244	169	16
Available-for-sale equity securities		15	—	(6)
Derivatives hedging available-for-sale securities		—	—	(63)
Internal derivative trades		—	—	(10)
Derivatives FAS 133 adjustment		(79)	5	—
Retirement benefits		1,012	77	(476)
Internal use computer software		18	17	11
Own shares		(176)	(245)	(177)
Special purpose vehicles		1,057	667	—
Long-term assurance policies		(263)	(236)	(188)
Long-term assurance assets attributable to policyholders		(2,226)	(2,252)	(2,141)
Securitized assets		—	—	(3)
Acceptances		72	142	147

Total assets in accordance with US GAAP		€86,432	88,561	78,013

Equivalent to	US$	90,642

Consolidated total liabilities and ordinary stockholders’ equity

		December 31,
		2002	2001	2000
		(Euro in millions)
Total liabilities and ordinary stockholders’ equity as in the consolidated balance sheet		86,049	89,359	80,017
Ordinary stockholders’ equity		1,555	845	316
Dividends payable on ordinary shares		(284)	(250)	(221)
Dividends on non-equity shares		(1)	(1)	—
Acceptances		72	142	147
Securities held for hedging purposes		4	1	(26)
Securitized assets		—	—	(3)
Debt securities in issue re special purpose vehicles		1,057	667	—
Deferred taxation		206	50	(76)
Long-term assurance liabilities to policyholders		(2,226)	(2,252)	(2,141)

Total liabilities and ordinary stockholders’ equity in accordance with US GAAP		€86,432	88,561	78,013

Equivalent to	US$	90,642

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

Alternative presentation of consolidated statement of income

The Group’s share of profits of Ark Life Assurance Company Limited (Ark Life) has been included under other operating income in the consolidated statements of income on page 83 and 84 and in note 11 on page 96. Under US GAAP, the income statement of Ark Life would be consolidated within the Group figures on a line by line basis.

This presentation is illustrated in the summary consolidated statement of income below.

As outlined in Note 53, under US GAAP the losses arising from the Allfirst fraud would be reflected in the Group figures in the years in which the losses arose. This approach is also illustrated in the summary consolidated statement of income below.

	Years ended December 31,
	2002	2001	2000
	Restated
	(Euro in millions)
Net interest income before exceptional item	2,353	2,261	2,026
Deposit interest retention tax	—	—	(113)

Net interest income after exceptional item	2,353	2,261	1,913
Other finance income	62	67	71
Other income before exceptional item	1,535	1,440	1,318
Exceptional foreign exchange dealing losses	(18)	(417)	(228)

Total operating income	3,932	3,351	3,074
Total expenses	2,599	2,499	2,149

Group operating income—continuing operations	1,333	852	925
Income from associated undertakings	9	4	3
Profit on disposal of property	5	6	5
Income on disposal of businesses	—	93	—

Income before taxes, preference dividends and minority interests	1,347	955	933
Applicable taxes	296	187	239

	1,051	768	694
Equity and non-equity minority interests
	24	23	38
Preference dividends
	8	15	20
	32	38	58

Net income	1,019	730	636

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

Alternative presentation of consolidated balance sheet

The long-term assurance assets and liabilities of Ark Life have been classified under separate headings in the consolidated balance sheet (see basis of consolidation on page 78 and long-term assurance business, note 33 on page 113). Under US GAAP, the balance sheet of Ark Life would be consolidated with Group figures.

The following consolidated balance sheet illustrates this presentation.

	December 31,
	2002	2001
	(Euro in millions)
ASSETS
Cash and balances at central banks	1,176	1,175
Items in course of collection	1,171	1,536
Central government bills and other eligible bills	24	49
Loans and advances to banks	6,038	7,066
Loans and advances to customers less allowance for loan losses	53,447	51,216
Securitized assets	248	182
Debt securities	18,427	20,338
Equity shares	1,095	1,366
Interests in associated undertakings	31	10
Intangible assets	457	495
Property and equipment	1,220	1,348
Own shares	176	245
Other assets	1,367	1,464
Deferred taxation	245	417
Prepayments and accrued income	927	2,080
Pension assets	—	372

TOTAL ASSETS	86,049	89,359

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits by banks	16,137	13,223
Customer accounts	52,976	54,557
Debt securities in issue	3,077	5,033
Other liabilities	4,817	5,504
Accruals and deferred income	829	2,148
Pension liabilities	537	117
Provisions for liabilities and charges	60	71
Deferred taxation	527	728
Subordinated liabilities	2,172	2,516
Minority equity and non-equity interests in consolidated subsidiaries	274	312
Stockholders’ funds-non-equity	235	279
Stockholders’ funds-equity	4,408	4,871

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	86,049	89,359

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

51. FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, “ Disclosures about Fair Value of Financial Instruments” (SFAS No. 107), requires disclosure of the fair value of financial instruments (both on and off-balance sheet) for which it is practicable to estimate such value.

Fair value is based upon quoted market prices where available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities and adjusted for differences between the quoted instrument and the instrument being valued. In certain cases, including some lendings to customers, where there are no ready markets, various techniques have been used to estimate the fair value of the instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment, and, therefore, cannot be determined with precision. There have been no changes in the estimation techniques underlying the calculations or the methodology used compared with December 2001. Changes in assumptions could significantly affect estimates. Readers of these financial statements are advised to use caution when using this data to evaluate the Group’s financial position or to make comparisons with other institutions.

Intangible assets, such as the value of AIB Group’s branch network and long-term relationships with its depositors and other customers are not considered by the FASB to constitute financial instruments for the purposes of SFAS No. 107. The Group, however, believes the value of such assets to be significant. Certain other assets and liabilities are likewise excluded from the scope of SFAS No. 107. Furthermore, the concept of fair value assumes realization of financial instruments by way of a sale. However in many cases a sale is unlikely, and the assets and liabilities will be held to maturity. Accordingly, the fair values calculated for the purposes of reporting under SFAS No. 107 do not represent the value of the Group as a going concern at December 31, 2002 and 2001.

The following table gives details of the carrying amounts and fair values of financial instruments at December 31, 2002 and 2001.

	December 31, 2002		December 31, 2001
	Carrying amount	Fair Value	Carrying amount	Fair value
	(Euro in millions)
Assets

Trading financial instruments(1)
Debt securities	4,758	4,758	3,783	3,783
Equity shares	58	58	49	49
Central government bills and other eligible bills	1	1	4	4

Non-trading financial instruments
Cash and balances at central banks(1)	1,176	1,176	1,175	1,175
Items in course of collection(1)	1,171	1,171	1,536	1,536
Central government bills and other eligible bills	23	23	45	45
Loans and advances to banks(2)	4,788	4,826	6,047	6,060
Loans and advances to customers(2)	51,304	51,884	48,768	49,026
Securitized assets	248	220	182	160
Debt securities	13,446	13,690	16,299	16,468
Equity shares	188	203	283	283
Long-term assurance assets attributable to policyholders(1)	2,226	2,226	2,252	2,252

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

	December 31, 2002		December 31, 2001
	Carrying amount	Fair value	Carrying amount	Fair value
	(Euro in millions)
Liabilities

Trading financial instruments
Short positions in securities(1)	266	266	205	205

Non-trading financial instruments
Deposits by banks	16,137	16,162	13,223	13,261
Customer accounts	52,976	53,091	54,557	54,615
Debt securities in issue	3,077	3,106	5,033	5,041
Subordinated liabilities	2,172	2,362	2,516	2,539
Stockholders’ funds: non-equity interests	235	227	279	267
Long-term assurance liabilities attributable to policyholders(1)	2,226	2,226	2,252	2,252

	December 31, 2002		December 31, 2001
	Carrying amount	Fair value	Carrying amount	Fair value
	(Euro in millions)
Off—balance sheet assets/(liabilities)
Trading financial instruments(1)
Interest rate contracts	135	135	95	95
Foreign currency contracts	62	62	(456)	(456)
Equity contracts	—	—	1	1

Non-trading financial instruments
Interest rate contracts	15	(24)	94	103
Foreign currency contracts	20	37	9	28
Equity contracts	—	—	—	(3)

(1)	Within the scope of SFAS No. 107, the fair value of these financial instruments is equal to the carrying value. These instruments are either carried at market value, or have minimal credit losses and are either short-term in nature or reprice frequently.
(2)	As required by SFAS No. 107, finance leases with carrying amount totalling €2,143 million and €2,448 million at December 31,2002 and 2001, respectively, are excluded. The fair values of the finance leases were €2,191 million, and €2,472 million at December 31, 2002 and 2001 respectively. The carrying values are net of the allowances for loan losses and related unearned income.

The following methods and assumptions were used by the Corporation in estimating the fair value for its financial instruments as defined by SFAS No. 107.

Central government bills and other eligible bills

The fair value of central government bills and other eligible bills is based on quoted market prices.

Loans and advances to banks and loans and advances to customers

The Group provides lending facilities of varying rates and maturities to corporate and personal customers. Several different techniques are employed, as considered appropriate, in estimating the fair value of loans. Where secondary market prices were available, these were used. The carrying amount of variable rate loans was considered to be at market value if there was no significant change in the credit risk of the borrower. The fair value of fixed rate loans was calculated by discounting expected cash flows using discount rates that reflected the credit and interest rate risk in the portfolio.

The fair value of money market funds and loans and advances to banks was estimated using discounted cash flows applying either market rates, where practicable, or rates currently offered by other financial institutions for placings with similar characteristics.

Securitized assets

The fair value of securitized assets is based on marked prices received from external pricing services.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

Debt securities and equity shares

The fair value of listed debt securities and equity shares is based on market prices received from external pricing services or bid quotations received from external securities dealers. The estimated value of unlisted debt securities and equity shares is based on the anticipated future cashflows arising from these items.

Deposits by banks, customer accounts and debt securities in issue

The fair value of current accounts and deposit liabilities payable on demand is equal to their book value. The fair value of all other deposits and other borrowings is estimated using discounted cash flows applying either market rates, where applicable, or interest rates currently offered by the Group.

Subordinated liabilities

The estimated fair value of subordinated liabilities is based upon quoted market rates.

Commitments pertaining to credit-related instruments

Details of the various credit-related commitments entered into by the Group and other off-balance sheet financial guarantees are included in note 43. Fees for these instruments may be billed in advance or in arrears on an annual, quarterly or monthly basis. In addition, the fees charged vary on the basis of instrument type and associated credit risk. As a result it is not considered practicable to estimate the fair value of these instruments because each customer relationship would have to be separately evaluated.

Derivatives

The Group uses various derivatives, designated as hedges, to manage its exposure to fluctuations in interest and exchange rates. The fair value of these instruments is estimated using market prices or pricing models consistent with the methods used for valuing similar instruments used for trading purposes. Derivatives are detailed in note 44 and include the fair value of these instruments.

Derivatives used for trading purposes are marked to market using independent prices and are included in other assets/other liabilities on the consolidated balance sheet at December 31, 2002 and 2001. The carrying values of derivatives are included in other assets/other liabilities on the consolidated balance sheet as appropriate.

Stockholders’ funds: non-equity interests

The fair value of these instruments is based on quoted market prices.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

52. Interest rate sensitivity

The net interest rate sensitivity of the Group at December 31, 2002 and 2001 is illustrated in the tables below. The interest sensitivity gap is split by functional currency. The tables set out details of those assets and liabilities whose values are subject to change as interest rates change within each repricing time period. Details regarding assets and liabilities which are not sensitive to interest rate movements and any rate sensitive off-balance sheet contracts are also included. The tables show the sensitivity of the balance sheet at one point in time and are not necessarily indicative of positions at other dates. In developing the classifications used in the tables it has been necessary to make certain assumptions and approximations in assigning assets and liabilities to different repricing categories.

The tables do not take into account the effect of interest rate options used by the Group to hedge its exposure. Details of options are given in note 44.

	December 31, 2002
	0-3 Months	3-6 Months	6-12 Months	1-5 Y ears	5 years +	Non-interest bearing	Trading	Total
	(Euro in millions)
Assets
Central Government bills and other eligible bills	23	—	—	—	—	—	1	24
Loans and advances to banks	3,999	300	25	18	—	446	—	4,788
Loans and advances to customers	41,838	1,995	1,587	5,095	3,180	—	—	53,695
Debt securities	4,485	781	1,054	5,284	1,842	—	4,758	18,204
Other assets	—	—	—	—	—	8,997	341	9,338

Total assets	50,345	3,076	2,666	10,397	5,022	9,443	5,100	86,049

Liabilities
Deposits by banks	12,159	1,819	1,641	59	167	292	—	16,137
Customer accounts	36,071	1,145	1,868	2,472	62	11,358	—	52,976
Debt securities in issue	2,269	330	258	214	6	—	—	3,077
Subordinated liabilities	1,066	95	—	223	788	—	—	2,172
Other liabilities	95	—	—	—	—	6,403	546	7,044
Stockholders’ equity	—	—	—	—	—	4,643	—	4,643

Total liabilities	51,660	3,389	3,767	2,968	1,023	22,696	546	86,049
Off-balance sheet items affecting interest rate sensitivity	2,882	(843)	(1,961)	214	(292)	—	—	—

	54,542	2,546	1,806	3,182	731	22,696	546	86,049

Interest sensitivity gap	(4,197)	530	860	7,215	4,291	(13,253)	4,554
Cumulative interest sensitivity gap	(4,197)	(3,667)	(2,807)	4,408	8,699	(4,554)	—

	Euro m	Euro m	Euro m	Euro m	Euro m	Euro m	Euro m

Interest sensitivity gap	(89)	342	626	1,947	1,855	(6,873)	1,803
Cumulative interest sensitivity gap	(89)	253	879	2,826	4,681	(2,192)	(389)

	US $m	US $m	US $m	US $m	US $m	US $m	US $m

Interest sensitivity gap	(1,761)	446	(120)	2,890	1,328	(3,237)	869
Cumulative interest sensitivity gap	(1,761)	(1,315)	(1,435)	1,455	2,783	(454)	415

	Stg m	Stg m	Stg m	Stg m	Stg m	Stg m	Stg m

Interest sensitivity gap	(993)	(398)	177	2,150	1,039	(3,251)	991
Cumulative interest sensitivity gap	(993)	(1,391)	(1,214)	936	1,975	(1,276)	(285)

	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m

Interest sensitivity gap	(1,201)	(197)	40	213	54	225	502
Cumulative interest sensitivity gap	(1,201)	(1,398)	(1,358)	(1,145)	(1,091)	(866)	(364)

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

	December 31,2001
	0-3 Months	3-6 Months	6-12 Months	1-5 Years	5 years +	Non-interest bearing	Trading	Total
	(Euro in millions)
Assets
Central Government bills and other eligible bills	16	29	—	—	—	—	4	49
Loans and advances to banks	4,764	537	143	33	—	570	—	6,047
Loans and advances to customers	35,669	2,365	2,034	6,242	5,088	—	—	51,398
Debt securities	5,126	1,469	2,195	4,400	3,109	—	3,783	20,082
Other assets	—	—	—	—	—	11,404	379	11,783

Total assets	45,575	4,400	4,372	10,675	8,197	11,974	4,166	89,359

Liabilities
Deposits by banks	9,862	2,151	713	47	110	340	—	13,223
Customer accounts	36,666	1,792	1,470	2,302	582	11,745	—	54,557
Debt securities in issue	3,813	601	298	89	232	—	—	5,033
Subordinated liabilities	496	113	209	664	1,034	—	—	2,516
Other liabilities	112	—	—	—	—	7,771	997	8,880
Stockholders’ equity	—	—	—	—	—	5,150	—	5,150

Total liabilities	50,949	4,657	2,690	3,102	1,958	25,006	997	89,359
Off-balance sheet items affecting interest rate sensitivity	2,801	117	(311)	(968)	(1,639)	—	—	—

	53,750	4,774	2,379	2,134	319	25,006	997	89,359

Interest sensitivity gap	(8,175)	(374)	1,993	8,541	7,878	(13,032)	3,169
Cumulative interest sensitivity gap	(8,175)	(8,549)	(6,556)	1,985	9,863	(3,169)	—

	Euro m	Euro m	Euro m	Euro m	Euro m	Euro m	Euro m

Interest sensitivity gap	(1,045)	(598)	724	3,997	2,136	(6,431)	1,835
Cumulative interest sensitivity gap	(1,045)	(1,643)	(919)	3,078	5,214	(1,217)	618

	US $m	US $m	US $m	US $m	US $m	US $m	US $m

Interest sensitivity gap	(1,998)	(179)	317	3,184	2,889	(3,857)	116
Cumulative interest sensitivity gap	(1,998)	(2,177)	(1,860)	1,324	4,213	356	472

	Stg m	Stg m	Stg m	Stg m	Stg m	Stg m	Stg m

Interest sensitivity gap	(2,955)	(196)	139	1,555	2,963	(2,812)	819
Cumulative interest sensitivity gap	(2,955)	(3,151)	(3,012)	(1,457)	1,506	(1,306)	(487)

	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m

Interest sensitivity gap	(1,382)	(196)	744	(173)	(86)	(113)	248
Cumulative interest sensitivity gap	(1,382)	(1,578)	(834)	(1,007)	(1,093)	(1,206)	(958)

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

53. FRAUDULENT FOREIGN EXCHANGE TRADING ACTIVITIES

On February 6, 2002, Allied Irish BANKS, p.l.c. (“AIB”) announced that it was undertaking a full investigation into fraudulent foreign exchange (“FX”) trading operations at its US subsidiary Allfirst Bank. The Board appointed Mr. Eugene A Ludwig, Managing Partner, Promontory Financial Group, and a former U.S. Comptroller of the Currency, to report on these matters to the board of directors. The board also appointed Mr. Edward D Herlihy and his law firm Wachtell, Lipton, Rosen & Katz to report to the board and provide legal advice on the basis of the investigation. The losses arising from the fraudulent FX trading activities were publicly disclosed by AIB in its preliminary announcement of results on February 20, 2002. Such losses amounted to US$691.2 million before taxation and related to years from 1997 to 2002.

In accordance with Irish GAAP the total costs arising from the Fraud were reflected by way of an exceptional charge of €789 million (of which €341 million related to prior periods) in the profit and loss account in the Annual Report and Accounts for the year ended December 31, 2001, distributed to shareholders under Irish Companies Legislation (“Irish Legislation Annual Report and Accounts”). Under Financial Reporting Standard 3 “Reporting Financial Performance” (“FRS 3”) prior period financial statements are restated for an error only if the error is a fundamental error. Fundamental errors under FRS 3 are errors that are of such significance as to destroy the true and fair view and hence the validity of the prior period financial statements. In the opinion of the Directors, the exceptional foreign exchange losses, relating to each of the prior years, did not constitute fundamental errors, because they were not of such significance as to destroy the true and fair view and hence the validity of the prior period financial statements. As restatement of errors in accounts under Irish GAAP is limited to fundamental errors, these losses were not reflected in prior periods in the Irish Legislation Annual Report and Accounts.

Under US reporting requirements, the filing of the 2001 financial statements by way of Annual Report on Form 20-F constituted a reissue of the financial statements for prior years. For the purpose of presenting the Balance Sheet and Statement of Income of the Group in the Form 20-F, the US Securities and Exchange Commission requires all material errors relating to prior periods to be accounted for and reported as prior year adjustments. Accordingly, the financial statements prepared for inclusion in the Annual Report on Form 20-F were restated to reflect the losses arising from the Fraud in the periods in which they occurred.

The following terms are used to describe the losses arising from the fraudulent foreign exchange trading activities and other commonly used descriptions throughout the Financial Statements and notes thereto.

—Fraudulent foreign exchange trading activities	= “Fraudulent Activities” or “Fraud”
—Losses arising from fraudulent foreign	= “Fraud Losses” or
exchange trading activities	“Exceptional Foreign Exchange Dealing Losses”
—Foreign Exchange	= “FX”

The euro amount of the losses reported under US reporting requirements in the years 1997 to 2002 does not equate to the charge of €789 million under Irish GAAP for the year ended December 31, 2001. This arises for a number of reasons. In the Irish GAAP accounts the total fraud losses, US$691.2 million, and costs estimated at US$10 million less the reversal of an incentive accrual of US$6 million were charged as an exceptional item in 2001 at the exchange rate prevailing on December 31, 2001.

Under US reporting requirements the Fraud Losses were charged in each of the years they arose, translated at the average rates of exchange used in the preparation of the accounts for those years. The Fraud Losses arising in 2002, including the costs of closing out the transactions, of US$17.2 million and administration expenses of US$10 million are reflected in this Annual Report on Form 20-F. The additional administration expenses of US$10 million are those arising from the investigation and the consequent measures taken to strengthen controls.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements—(Continued)

The following tables reflect the reconciliation of the net income attributable to ordinary stockholders, consolidated total assets, and consolidated total liabilities and ordinary stockholders’ equity as reported in the Annual Report on Form 20-F to the amounts in the Irish Legislation Annual Report and Accounts, for each of the years ended December 31, 2002, 2001 and 2000.

	Years ended December 31,
	2002	2001	2000
	(Euro in millions)
Net income attributable to the ordinary stockholders
Per Irish Legislation Annual Report and Accounts	1,037	484	784
Adjustments
Exceptional losses	(18)	372	(228)
Administration expenses	(10)	6	—
Taxation	10	(132)	80

Per Annual Report on Form 20-F	1,019	730	636

Consolidated total assets
Per Irish Legislation Annual Report and Accounts	86,049	89,359	80,543
Adjustments
Other assets	—	—	(526)

Per Annual Report on Form 20-F	86,049	89,359	80,017

Consolidated total liabilities and ordinary stockholders’ equity
Per Irish Legislation Annual Report and Accounts	86,049	89,359	80,543
Adjustments
Other liabilities	—	(20)	(273)
Accruals and deferred income	—	(11)	—
Deferred taxation	—	11	(43)
Ordinary stockholders’ equity	—	20	(210)

Per Annual Report on Form 20-F	86,049	89,359	80,017

ALLIED IRISH BANKS, p.l.c.

CORPORATE GOVERNANCE STATEMENT

The Board is committed to the highest standards of corporate governance. This Statement explains how the Company has applied the Principles set out in “The Combined Code: Principles of Good Governance and Code of Best Practice” (the “Code”), adopted by the Irish Stock Exchange and the UK Listing Authority, and reports on compliance with its Provisions.

The Directors

The Board

The importance of the Company being headed by an effective Board to lead and control the Company and the Group is fully recognized. To that end, there is a comprehensive range of matters specifically reserved for decision by the Board; at a high level this includes:

•	determining the Company’s strategic objectives and policies;

•	appointing the Chairman and Group Chief Executive;

•	monitoring progress towards achievement of the Company’s objectives and compliance with its policies;

•	approving annual operating and capital budgets, major acquisitions and disposals, and risk management policies.

A scheduled Board meeting is held each month, except August. Additional meetings are held as required. The Directors are provided in advance of each Board meeting with relevant documentation and information to enable them to discharge their duties. Any additional information requested by Directors is readily provided.

The Directors have access to the advice and services of the Company Secretary, who is responsible for ensuring that Board procedures are followed and that applicable rules and regulations are complied with. There is a procedure in place to enable Directors to take independent professional advice, at the Company’s expense.

At December 31, 2002, the Board comprised 10 Non-Executive Directors and 2 Executive Directors. On February 13,2003 two additional Executive Directors were co-opted to the Board, bringing Board strength to 14, comprising 10 Non-Executive Directors and 4 Executive Directors. All Directors bring independent judgement to bear on issues of strategy, performance, resources, and standards of conduct. All Non-Executive Directors are considered to be independent of Management and free from any business or other relationship that could materially interfere with the exercise of their independent judgement. Nevertheless, in compliance with a Code provision that there should be a designated senior independent Non-Executive director, other than the Chairman, to whom concerns can be conveyed, Mr Dermot Gleeson, Deputy Chairman, was so designated by the Board, with effect from October 8,2002. This designation does not preclude stockholders from conveying concerns to any of the other Non-Executive Directors, as was previously the position.

The role of the Chairman is separate from the role of the Group Chief Executive, with clearly defined responsibilities attaching to each.

It is the policy of the Board that a significant majority of the Directors (i.e., at least two-thirds) should be Non-Executive. Non-Executive Directors are appointed so as to maintain an appropriate balance and to ensure a sufficiently wide and relevant mix of backgrounds, skills and experience to provide strong and effective leadership and control for the Group.

The names of the Directors, and their biographical notes, appear on pages 41 and 42.

Non-Executive Directors appointed since 1990 are appointed for an initial period of six years, which may be extended for a further period of three years. Following co-option, Directors must retire at the next Annual General Meeting and may go before the stockholders for re-election.

Directors are required to submit themselves for re-election every three years.

There is an induction process for new Directors. Its content varies as between Executive and Non-Executive Directors; in respect of the latter, the induction is designed to familiarize Non-Executive Directors with the Group and its operations, and comprizes principally a program of meetings with the Heads of Divisions and the senior management of businesses and support functions, and briefings on the Company’s strategic and operational plans. All Directors on appointment are furnished with a booklet entitled “Responsibilities, Functions and Operations of the Board and Code of Conduct for Directors”.

Board Committees

The Board is assisted in the discharge of its duties by Board Committees, whose purpose is to consider, in greater depth than is practicable at Board Meetings, matters for which the Board retains responsibility. The composition of Board Committees is reviewed annually by the Board. A description of these Committees, each of which operates under terms of reference or guidelines approved by the Board, and their membership, is given below. The minutes of all meetings of Board Committees are circulated to all Directors, for information, with their Board papers, and are formally noted by the Board. This provides an opportunity for Directors to seek additional information or to comment and express views on issues being addressed at Committee level.

ALLIED IRISH BANKS, p.l.c.

CORPORATE GOVERNANCE STATEMENT (Continued)

Audit Committee

Members: Mr Adrian Burke, Chairman, Mr Dermot Gleeson, Mr Derek A Higgs and Mr Michael J Sullivan.

The Audit Committee met on twelve occasions during 2002. The Auditors are invited to attend meetings of the Audit Committee, along with the Group Chief Executive, the Group Director, Finance & Enterprise Technology, the Chief Financial Officer, the Group Chief Risk Officer, the General Manager, Regulatory Compliance & Business Ethics, and the Group Internal Auditor. The Audit Committee reviews the Group’s annual and interim accounts; the scope of the audit and the findings, conclusions and recommendations of the internal and external Auditors; reports on compliance, the nature and extent of non-audit services provided by the Auditors; and the effectiveness of internal controls. The Committee is responsible for ensuring the cost-effectiveness of the audit and for confirming the independence of the Auditors, the Group Internal Auditor, and the General Manager, Regulatory Compliance & Business Ethics, each of whom it meets separately at least once each year, in confidential session, in the absence of Management. Each of these parties has unrestricted access to the Chairman of the Audit Committee.

A written report is submitted annually to the Board showing the issues considered by the Committee.

Nomination and Remuneration Committee

Members: Mr Lochlann Quinn, Chairman, Mr Dermot Gleeson (from November 1, 2002), Mr Derek A Higgs, Mr John B McGuckian, and Mr Jim O’Leary (from June 1, 2002).

The Nomination and Remuneration Committee met on five occasions during 2002. The Committee is responsible for recommending candidates to the Board for appointment as Directors. Its remit also includes, inter alia, recommending to the Board appropriate remuneration policies, and determining, under advice to the Board, the specific remuneration packages of the Executive Directors.

Social Affairs Committee

Members: Ms Carol Moffett, Chairman, Mr Padraic M Fallon, and Mr Don Godson.

The Social Affairs Committee met on five occasions during 2002. Its role, as defined in guidelines approved by the Board, is to assist the Company in discharging its social responsibilities. This includes developing corporate-giving and sponsorship policies and reviewing responses to a range of social responsibility issues.

Directors’ Remuneration

The Report on Directors’ Remuneration and Interests appears on pages 42 to 48.

Relations with Shareholders

The Company recognizes the importance of communicating with its stockholders. To that end, the Company circulates each year, along with the statutory Report and Accounts, a short-form, user-friendly booklet explaining features of the Company’s performance in the previous year. This focuses on how the profit was utilized; profit and dividend growth over the previous five years; the need for strong capital resources; running costs; risk management; and other issues. As a further step in enhancing the communication process, interim trading statements are issued to the Stock Exchanges twice yearly.

The Company also uses its internet website (www.aibgroup.com) to communicate with its stockholders. The Investor Relations section of the website is updated with the Company’s Stock Exchange releases and formal presentations to analysts and investors, as they are made, so that such documents are available for review by stockholders. The site also contains the Company’s most recent Annual and Interim Reports, together with the Annual Report on Form 20-F when filed with the US Securities and Exchange Commission. Since August 2001, stockholders have been offered the facility of accessing the Annual Report and Accounts on AIB’s internet website, instead of receiving them by post.

All stockholders are encouraged to attend the Annual General Meeting (“AGM”) and to participate in the proceedings. It is practice to give stockholders an update on the Group’s performance, and developments of interest, by way of video presentation. Separate resolutions are proposed on each substantially separate issue. The Chairman of the Audit Committee is available to answer questions at the AGM. The proportion of proxy votes lodged for and against each resolution is indicated; this demonstrates what the voting position would be if all the votes cast, including votes cast by stockholders not in attendance at the AGM, were taken into account.

It is usual for all Directors to attend the AGM and to be available to meet stockholders, both before and after the Meeting. A Stockholders’ Help Desk facility is available to shareholders attending.

In accordance with company law, the Notice of the AGM and related papers are required to be sent to stockholders not less than 21 days before the Meeting. The Code suggests that these papers should be sent to shareholders “at least 20 working days before the meeting”. In respect of the 2003 AGM, the Notice and related papers were despatched 30 calendar days and 20 working days before the Meeting.

The Company holds regular meetings with its principal institutional shareholders and with financial analysts and brokers. These meetings involve the Group Chief Executive, the Group Director, Finance & Enterprise Technology, the Chief Financial Officer and the Head of Investor Relations, and are governed by prescribed procedures to ensure that price-sensitive information is not divulged.

ALLIED IRISH BANKS, p.l.c.

CORPORATE GOVERNANCE STATEMENT (Continued)

Accountability and Audit

Accounts and Directors’ Responsibilities

The Accounts and other information presented in this Report and Accounts are consistent with the Code Principle requiring the presentation of “a balanced and understandable assessment of the Company’s position and prospects”. The Statement concerning the responsibilities of the Directors in relation to the Accounts appears on page 166.

Going Concern

The Accounts continue to be prepared on a going concern basis, as the Directors are satisfied that the Company and the Group as a whole have the resources to continue in business for the foreseeable future. In forming this view, the Directors have reviewed the Group’s budget for 2003.

Internal Control

The Directors acknowledge that the Board is responsible for the Group’s system of internal control and for reviewing its effectiveness. Guidance (“Internal Control: Guidance for Directors on the Combined Code”) has been issued by the Irish Stock Exchange and the London Stock Exchange to assist Directors in complying with the Code’s requirements in respect of internal control. That Guidance states that systems of internal control are designed to manage rather than eliminate the risk of failure to achieve business objectives, and can provide only reasonable and not absolute assurance against material misstatement or loss.

The Group’s system of internal control includes:

•	a clearly defined management structure, with defined lines of authority and accountability;

•	a comprehensive annual budgeting and financial reporting system, which incorporates clearly defined and communicated common accounting policies and financial control procedures, including those relating to authorization limits; capital expenditure and investment procedures; physical and computer security; and business continuity planning; the accuracy and integrity of the Group’s financial information is confirmed through Divisional and Group level reports to the Chief Financial Officer;

•	the General Manager, Regulatory Compliance & Business Ethics reports independently to the Audit Committee on the compliance framework across the Group and on Management’s attention to compliance matters;

•	the Audit Committee, which receives reports on various aspects of control, reviews the Group’s statutory Accounts and other published financial statements and information, and ensures that no restrictions are placed on the scope of the statutory audit or on the independence of the Internal Audit function. The Audit Committee reports to the Board on these matters, compliance with relevant laws and regulations, and related matters;

•	appropriate policies and procedures relating to capital management, asset and liability management (including interest rate risk, exchange rate risk and liquidity management), credit risk management, and operational risk management; independent testing of the risk management and control framework is undertaken by the Internal Audit function;

•	the Group Risk function is responsible for ensuring that risks are identified, assessed and managed throughout the Group;

•	regular review by the Board of overall strategy, business plans, variances against operating and capital budgets and other performance data.

The above-mentioned Guidance provides that the Board should summarize the process it (either directly or, where applicable, through its committees) has applied in reviewing the effectiveness of the system of internal control. The Group’s structure and ongoing processes for identifying, evaluating and managing the significant credit, market and operational risks faced by the Group are described in pages 58 to 65. Those processes are regularly reviewed by the Board, and accord with the above-mentioned Guidance.

The Code provides that the Directors should, at least annually, conduct a review of the effectiveness of the Group’s system of internal control and should report to the stockholders that they have done so. The Directors confirm that, with the assistance of reports from the Audit Committee and Management, they have reviewed the effectiveness of the Group’s system of internal control for the year ended December 31, 2002.

Compliance Statement

The Company was in full compliance at December 31, 2002 with the Provisions of the Code, having designated a Senior Independent Non-Executive Director in October 2002, as indicated above.

ALLIED IRISH BANKS, p.l.c.

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

IN RELATION TO THE ACCOUNTS

The following statement, which should be read in conjunction with the statement of auditors’ responsibilities set out within their audit report, is made with a view to distinguishing for stockholders the respective responsibilities of the directors and of the auditors in relation to the accounts.

The directors are required by the Companies Acts to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss for the financial year.

The directors consider that, in preparing the accounts on pages 78 to 162, which have been prepared on a going concern basis, the Company and the Group have, following discussions with the auditors, used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all accounting standards which, following discussions with the auditors, they consider applicable have been followed (subject to any explanations and any material departures disclosed in the notes to the accounts).

The directors have responsibility for taking all reasonable steps to secure that the Company causes to be kept proper books of account, whether in the form of documents or otherwise, that correctly record and explain the transactions of the Company, that will at any time enable the financial position of the Company to be readily and properly audited, and that will enable the directors to ensure that the accounts comply with the requirements of the Companies Acts.

The directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Company and the Group and to prevent and detect fraud and other irregularities.

The directors, having prepared the accounts, have requested the auditors to take whatever steps and undertake whatever inspections they consider to be appropriate for the purpose of enabling them to give their audit report.

ALLIED IRISH BANKS, p.l.c.

REPORT OF INDEPENDENT AUDITORS

To the Members and Board of Directors of Allied Irish Banks, p.l.c.

We have audited the accompanying consolidated balance sheet of Allied Irish Banks, p.l.c. and its subsidiaries as of December 31, 2002, and the related consolidated statements of income, cash flows and changes in stockholders’ equity for the year ended December 31, 2002 as set out on pages 78 to 162. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of Allied Irish Banks, p.l.c. as at December 31, 2002, and the results of their operations and their cash flows for the year ended December 31, 2002 in conformity with accounting principles generally accepted in Ireland.

Accounting principles generally accepted in Ireland vary in certain material respects from accounting principles generally accepted in the United States of America. The application of accounting principles generally accepted in the United States of America would have affected the results of operations for the year ended December 31, 2002 and stockholders’ equity at December 31, 2002, to the extent summarized in Note 50 to the consolidated financial statements.

Chartered Accountants

Dublin, Ireland

February 18, 2003, except Note 1 which is as of June 5, 2003

ALLIED IRISH BANKS, p.l.c.

REPORT OF INDEPENDENT AUDITORS

Report of Independent Auditors To the Members and Board of Directors of Allied Irish Banks, p.l.c.

We have audited the accompanying consolidated balance sheets of Allied Irish Banks, p.l.c. and its subsidiaries as of December 31, 2001, 2000 and 1999 and the related consolidated profit and loss account, cash flows and total recognised gains and losses for each of the three years ended December 31, 2001 as set out on pages 87 to 169, all expressed in euros. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

These financial statements have been prepared in accordance with accounting principles generally accepted in Ireland, except for the following matter. As described in the Accounting Policies on page 87 in order to comply with the requirements of the United States Securities and Exchange Commission, prior years have been restated to reflect the exceptional foreign exchange dealing losses in the years the losses occurred. Net income has been reduced by €148 million and €29 million for the years ended December 31, 2000 and 1999 respectively. Under generally accepted accounting principles in Ireland prior years are restated for an error only if the error is a fundamental error as explained in Financial Reporting Standard No 3 “Reporting Financial Performance”. As the losses in respect of prior years are not considered to be fundamental in respect of those years, the financial statements may not be restated under generally accepted accounting principles in Ireland.

In our opinion, except for the effects of the restatement described in the previous paragraph, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of Allied Irish Banks, p.l.c. at December 31, 2001, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 3, 2001 in conformity with accounting principles generally accepted in Ireland.

As discussed in the Accounting Policies on pages 87 and 88 the Company changed its method of accounting for Retirement Benefits in 2001.

Accounting principles used to prepare these financial statements vary in certain material respects from accounting principles generally accepted in the United States. The application of the latter, after the restatement referred to in Note 52, would have affected the determination of consolidated net income expressed in euros for each of the three years in the period ended December 31, 2001 and the determination of consolidated ordinary stockholders’ equity and statements of consolidated total assets and consolidated total liabilities and ordinary stockholders’ equity also expressed in euros at December 31, 2001, 2000 and 1999 to the extent summarized in Note 49 to the consolidated financial statements.

PricewaterhouseCoopers

Chartered Accountants

Dublin, Ireland

April 30, 2002, except for the paragraphs headed “Change in accounting policy and presentation of financial information” on page 78, as to which the date is February 18, 2003.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant, Allied Irish Banks, p.l.c., certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 5th day of June, 2003.

ALLIED IRISH BANKS, p.l.c. (Registrant)

By:	GARY KENNEDY
Name:	Gary Kennedy
Title:	Group Director, Finance & Enterprise Technology

I, Michael Buckley, certify that;

1.	I have reviewed this annual report on Form 20-F of Allied Irish Banks, p.l.c;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls;

and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 5, 2003

MICHAEL BUCKLEY
Michael Buckley Chief Executive Officer

I, Gary Kennedy, certify that;

1.	I have reviewed this annual report on Form 20-F of Allied Irish Banks, p.l.c;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls;

and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 5, 2003

GARY KENNEDY
Gary Kennedy Group Director Finance & Enterprise Technology