Form 20-F
period 2003-12-31
ALLIED IRISH BANKS PLC
filed 2004-06-17
CIK 850364

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR l5(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2003

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

Non-cumulative preference shares of US$25 each	250,000
Ordinary shares of EUR 0.32 each	907,621,316

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

Item 17 ☐ Item 18 ☒

ALLIED IRISH BANKS, p.l.c.

ANNUAL REPORT ON FORM 20-F

FOR THE YEAR ENDED DECEMBER 31, 2003

REPORTING CURRENCY AND EXCHANGE RATES

Allied Irish Banks, p.l.c. (“AIB”) and its subsidiaries (collectively “AIB Group” or “Group”) publish consolidated financial statements in euro (€).The euro was introduced on January 1, 1999. Ireland joined the European Single Currency at the fixed translation rate of EUR 1=IR£0.787564. Each euro is made up of one hundred cent, denoted by the symbol ‘c’ in these accounts.

In this Annual Report, references to “US dollars”, “dollars”, “US$”, “cents” or “¢” are to United States currency, references to “EUR”, “euro”, “€” or “c” are to euro currency, references to “sterling” or “Stg£” are to British currency, references to “zloty”, “PLN” or “zl” are to Polish currency and references to “Yen” are to Japanese currency. Merely for convenience, this Annual Report contains translation of certain euro amounts into dollars at specified rates. These translations should not be construed as representations that the euro amounts actually represent such dollar amounts or could be converted into dollars at the rate indicated or at any other rate. Unless otherwise indicated, the translations of euro into dollars have been made at €1.00 to US$1.2025 the noon buying rate in the City of New York for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York (“the noon buying rate”) on April 16, 2004.

The following table shows, for the periods and dates indicated, certain information regarding the noon buying rate, expressed in US dollars per euro.

	Period end(1)	Average rate(2)	High	Low
Year ended Dec. 31, 1999	1.0070	1.0588	1.1371	1.0070
Year ended Dec. 31, 2000	0.9257	0.9184	1.0335	0.8271
Year ended Dec. 31, 2001	0.8822	0.8919	0.9535	0.8370
Year ended Dec. 31, 2002	1.0485	0.9495	1.0485	0.8594
Year ended Dec. 31, 2003	1.2597	1.1411	1.2597	1.0361

(1)	The noon buying rate at such dates differed from the rates used in the preparation of AIB Group’s consolidated financial statements, which were US$1.0046, US$0.9305, US$0.8813, US$1.0487 and US$1.2630 to €1.00 at December 31, 1999, 2000, 2001, 2002 and 2003 respectively.

(2)	The average rate for each period is the average of the noon buying rates on the last day of each month during that period.

On June 4, 2004 the noon buying rate was EUR1.00 = US$1.2258

The accounting policy in respect of the translation of profits and losses arising in foreign locations is set out on page 83. A significant proportion of the Group’s earnings are denominated in currencies other than the euro. As a result, movements in exchange rates can have an impact on earnings growth. In 2003, the US dollar, sterling and Polish zloty average accounting rates weakened relative to the euro by 17%, 9% and 13% respectively. The negative impact on earnings was partly offset by hedging profits of €28 million, however the net effect of currency translation had a 4% negative impact on the adjusted earnings per share growth rate in 2003.

The average effective rates, including the impact of currency hedging activities, were as follows: €1 : US$ 1.01 (2002 : US$ 0.90: 2001 : US$ 0.93);€1 : Stg£ 0.67 (2002 : Stg£ 0.63; 2001 : Stg£ 0.62); €1 : PLN 4.28 (2002 : PLN 4.13; 2001: PLN 3.68). Details of the exchange rates used in the preparation of the Consolidated Financial Statements are set out in Note 48 of this report.

FORWARD–LOOKING INFORMATION

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations and business of the Group and certain of the plans and objectives of the Group. In particular, among other statements, certain statements in the Operating and Financial Review and Prospects with regard to management objectives, trends in results of operations, margins, risk management, competition and European Monetary Union are forward-looking in nature. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, changes in economic conditions globally and in the regions in which the Group conducts its business, changes in fiscal or other policies adopted by various governments and regulatory authorities, the effects of competition in the geographic and business areas in which the Group conducts its operations, the ability to increase market share and control expenses, the effects of changes in taxation or accounting standards and practices, acquisitions, future exchange and interest rates and the success of the Group in managing these events. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made.

AIB cautions that the foregoing list of important factors is not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and events when making an investment decision based on any forward-looking statement. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Report may not occur.

PART 1

Item 3.	Key Information

Selected financial data

The financial information set forth in the tables below for the years ended December 31, 2003, 2002, 2001, 2000 and 1999 has been derived from the audited Consolidated Financial Statements of AIB Group for those periods, restated to reflect the implementation of UITF Abstract 37 - Purchases and sales of own shares and UITF Abstract 38 - Accounting for Employee Share Ownership Plan (“ESOP”) Trusts (see footnote 1 on page 3). AIB Group’s Consolidated Financial Statements are prepared in accordance with Irish GAAP, except as described below in respect of the total costs arising from the fraudulent foreign exchange trading activities (“Fraudulent Activities”) at Allfirst Bank, which differs in certain significant respects from US GAAP, as outlined in Note 50 of this report. This information should be read in conjunction with, and is qualified by reference to, the accounting policies adopted, the Consolidated Financial Statements of AIB Group and notes thereon for the years ended December 31, 2003, 2002 and 2001 included in this Annual Report.

In accordance with Irish GAAP, the total costs arising from the Fraudulent Activities at Allfirst Bank, which were identified in February 2002, were reflected by way of an exceptional pre-tax charge of €789 million (after tax €513 million) in the accounts for the year ended December 31, 2001.

Under US reporting requirements, the losses arising from the Fraudulent Activities are charged in the years in which they occurred. As a result, the financial statements included in this Annual Report reflect the losses in the years they occurred. Further details in relation to the Fraudulent Activities is provided in Note 54 of this report.

	Years ended December 31,
	2003		2003		2002 Restated(1)		2001		2000		1999
	(Dollars in millions, except per share amounts)		(Euro in millions, except per share amounts)
SUMMARY OF CONSOLIDATED STATEMENT OF INCOME(2)
Net interest income before exceptional item	2,325		1,934		2,351		2,258		2,022		1,770
Deposit interest retention tax(3)	—		—		—		—		(113)		—

Net interest income after exceptional item	2,325		1,934		2,351		2,258		1,909		1,770
Other finance income	15		12		62		67		71		71
Other income excluding Fraud Losses(4)(5)	1,450		1,206		1,514		1,426		1,304		1,052
Exceptional foreign exchange dealing losses(4)	—		—		(18)		(417)		(228)		(45)

Total operating income after exceptional items	3,790		3,152		3,909		3,334		3,056		2,848
Total operating expenses	2,357		1,960		2,328		2,278		1,997		1,658

Operating income before provisions	1,433		1,192		1,581		1,056		1,059		1,190
Provisions	213		177		251		204		134		92

Group operating income	1,220		1,015		1,330		852		925		1,098
Income from associated undertakings	98		81	(2)	9		4		3		3
Income on disposal of property	38		32		5		6		5		2
(Loss)/gain on disposal of businesses(6)	(169)		(141)		—		93		—		15

Income before taxes, minority interests and preference dividends	1,187		987		1,344		955		933		1,118
Income taxes(5)	379		315		296		187		239		317
Equity and non-equity minority interests	13		11		24		23		38		28
Preference dividends	6		5		8		15		20		16

Net income applicable to ordinary stockholders	789		656		1,016		730		636		757

Per ordinary share
Net income – basic	91.8	¢	76.3	c	117.0	c	84.8	c	74.3	c	89.1	c
Net income – adjusted	128.7	¢	107.0	c	122.7	c	108.6	c	106.7	c	93.5	c
Net income – diluted	91.3	¢	75.9	c	115.8	c	84.2	c	73.8	c	88.1	c
Dividends	64.9	¢	54.00	c	49.06	c	43.80	c	38.75	c	33.70	c
Amounts in accordance with US GAAP:
Net income	1,806		1,502		926		630		571		663
Net income applicable to ordinary stockholders	1,800		1,497		918		615		551		647
Net income per ordinary share	209.5	¢	174.2	c	105.5	c	71.5	c	64.5	c	76.0	c
Net income per ADS	418.5	¢	348	c	211	c	143	c	129	c	152	c

	December 31,
	2003	2003	2002	2001	2000	1999
	(Dollars in millions)	(Euro in millions except share amounts)
Summary of consolidated balance sheet
Total assets(1)	97,355	80,960	85,821	89,061	79,792	67,701
Loans etc	64,125	53,326	58,483	57,445	50,239	43,127
Deposits etc	79,600	66,195	72,190	72,813	65,210	55,241

Dated capital notes	1,535	1,276	1,287	1,594	1,836	1,587
Undated capital notes	430	357	389	426	413	397
Reserve capital instruments	597	497	496	496	—	—
Equity and non-equity minority interests	190	158	274	312	272	227
Stockholders’ funds: non-equity	235	196	235	279	264	245
Stockholders’ funds: equity(1)	5,918	4,921	4,180	4,574	4,509	4,233

Total capital resources	8,905	7,405	6,861	7,681	7,294	6,689

Capital stock - ordinary shares
Number of shares outstanding		907.6	897.4	886.7	879.2	866.0
Nominal value of €0.32 per share	349	290	287	284	281	277
Capital stock - preference shares
Number of shares outstanding		0.25	0.25	0.25	0.25	0.25
Stockholders’ funds: non-equity	235	196	235	279	264	245
Amounts in accordance with US GAAP:
Ordinary stockholders’ equity(1)	7,157	5,951	5,911	5,664	5,002	4,374
Total assets(1)	95,677	79,565	86,432	88,560	78,216	65,929

	Years ended December 31,
	2003	2002		2001	2000		1999
OTHER FINANCIAL DATA(7)
Return on average total assets	0.87%	1.21%		0.92%	0.93%		1.31%
Return on average stockholders’ equity(1)	14.1	23.3		16.1	14.6		21.2
Dividend payout ratio	69.0	42.3	(1)	52.0	52.6		38.0
Average ordinary stockholders’ equity as a percentage of average total assets(1)	6.0	5.1		5.4	5.8		5.8
Allowance for loan losses as a percentage of total loans to customers at year-end	1.3	1.6		1.9	1.9		1.9
Net interest margin(8)	2.72	3.00		2.99	3.02		3.27
Tier 1 capital ratios(9)	7.1	6.9		6.5	6.0		6.3
Total capital ratio(9)	10.3	10.1		10.1	10.5		11.2
Other financial data in accordance with US GAAP:
Return on average total assets	1.97%	1.10	%(1)	0.79%	0.83	%(10)	1.15%
Return on average ordinary stockholders’ equity(1)	24.79	15.88		10.82	11.32	(10)	15.05
Dividend payout ratio	30.2	46.6		61.7	60.7		44.4
Average ordinary stockholders’ equity as a percentage of average total assets(1)	7.86	6.69		6.84	6.64		7.15

(1)	The Group has implemented UITF Abstract 37 “Purchases and sales of own shares” and UITF Abstract 38 “Accounting for Employee Share Ownership Plan (“ESOP”) Trusts. The comparative information for 2002 and 2001 in the consolidated statement of income and for 2002, 2001, 2000 and 1999 in the consolidated balance sheet has been restated accordingly. See accounting policies on page 80.

(2)	On April 1, 2003, AIB completed its integration of Allfirst Financial Inc. into M&T Bank Corporation (“M&T”). Consequently, the financial statements for the year ended December 31, 2003 reflect the income and expenses of Allfirst for the period to March 31, 2003. From 1 April, 2003, the Group accounted for its investment in the enlarged M&T as an associated undertaking. The Group’s 22.5% share of the income before restructuring costs and taxes of the enlarged M&T is reflected in the Group consolidated statement of income within the caption “Share of operating income of associated undertakings”. The Group’s share of the taxation charge for the enlarged M&T is included in the Group’s taxation charge.

On September 16, 1999, the Group acquired an 80% shareholding in Bank Zachodni S.A. (“BZ”). Under its agreement with the Polish State Treasury, AIB agreed to invest a further PLN 250 million by April 16, 2000 of which PLN 150 million was invested on October 15, 1999 and PLN 100 million was invested on April 12, 2000. A further PLN 100 million was invested on November 22, 2000 increasing the Group’s shareholding in BZ to 83%. As a result the financial information provided above is not directly comparable as the results for the year ended December 31, 1999 include the results of BZ for 3 months in comparison to 12 months for 2000, 2001, 2002 and 2003.

(3)	On October 3, 2000, AIB announced that it had reached a full and final settlement with the Irish Revenue Commissioners of €114.33 million in relation to Deposit Interest Retention Tax (“DIRT”), interest and penalties in Ireland for the period April 1986 to April 1999. The settlement included €1.37 million paid in prior years. Although AIB believe that it had an agreement with the Revenue Commissioners in 1991 in relation to DIRT, the Board considered that concluding this settlement was in the best interests of stockholders, customers and staff. As a result an exceptional charge of €112.96 million was reflected in the accounts for the year ended December 31, 2000.

(4)	These amounts represent the losses arising from the Fraudulent Activities, reflected in the years they occurred under US reporting requirements. The euro amount of the losses reported under US reporting requirements in the years 1997 to 2002 will not equate to the charge of €789 million under Irish GAAP. This arises for a number of reasons. In the Irish GAAP accounts, the total fraud losses, US$691.2 million, and costs estimated at US$10 million less the reversal of an incentive accrual of US$6 million, were charged as an exceptional item in 2001 at the exchange rate prevailing on December 31, 2001. Under US reporting requirements, the US$ losses were charged in each of the years they arose, translated at the average rates of exchange used in the preparation of the accounts for those years.

(5)	Includes an amount of €24.2 million (after tax €21.2 million) in relation to the pricing of foreign exchange products as detailed in Recent Developments - “Pricing of foreign exchange products” on page 7 and in Note 53 - Subsequent Events: Pricing of foreign exchange products on page 168.

(6)	In 2003, the loss of €141 million on disposal of businesses relates to the loss on disposal of the Govett business of €153 million (tax credit €1 million) offset by the profit on disposal of the AIB New York retail business of €7 million (tax charge €3 million), the profit on disposal of Polsoft of €4 million (tax charge €1 million) and €1 million being profit on the disposal of Allfirst Financial Inc. recognized in the statement of income (see note 15 to the consolidated financial statements). In August 2001, AIB’s interests in Keppel Capital Holdings Ltd. were sold to Oversea-Chinese Banking Corporation Limited, giving rise to a profit before taxation on disposal of €93 million (tax charge €nil). In October 1999, AIB’s private banking and treasury operations in Singapore were sold to Keppel Tatlee Bank Limited, giving rise to a profit before taxation on disposal of € 15 million (tax charge €4 million).

(7)	The calculation of the average balances include daily and monthly averages and are considered to be representative of the operations of the Group.

(8)	Net interest margin represents net interest income as a percentage of average interest earning assets. The net interest margin for the year ended December 31, 2000 reflects a net interest income figure that was adjusted to reflect a 365 day year for comparative purposes. The net interest margin for 2000 was calculated excluding the impact of the DIRT settlement.

(9)	The Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) guidelines for risk-based capital requirements, applicable to all bank holding companies, require the minimum ratios of Tier 1 capital and Total capital to risk adjusted assets to be 4% and 8% respectively. The Irish Financial Services Regulatory Authority (“IFSRA”) also has issued its guidelines for implementation of the requirements of the EC Council Directives on own funds, solvency ratios and capital adequacy in Ireland which, while similar to the Federal Reserve guidelines, require minimum Tier 1 and Total capital ratios of 4.25% and 8.5% for banking groups, respectively. Furthermore, the Federal Reserve Board has adopted leverage capital guidelines requiring bank holding companies to maintain a minimum ratio of Tier 1 capital to total quarterly average assets (“Tier 1 leverage ratio”) of at least 3%, in the case of a bank holding company which has the highest regulatory examination rating and is not contemplating significant growth. All other bank holding companies are expected to maintain a Tier 1 leverage ratio at least 1% to 2% above the stated minimum.

(10)	Excluding the impact of the deposit interest retention tax settlement of €103 million, the return on average total assets was 0.97% and the return on average ordinary stockholders’ equity was 13.29%.

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

Risk management

Like other banks, the Group faces financial risk in the conduct of its business, such as credit risk, operational risk and market risk (including liquidity risk). Following the discovery of the Fraudulent Activities in 2002, the Group undertook a number of actions to strengthen the risk management and control processes within the Group. Nonetheless, it is not possible to eliminate financial risk entirely. The Group’s approach to financial risk management, including the recent actions taken to strengthen risk management, is discussed in Item 11, “Quantitative and Qualitative Disclosures about Risk”.

Competition

The Group faces strong competition from other Irish, UK, US, Polish and international financial institutions, including banks, building societies, life insurance companies and mutual insurance organizations. A more detailed discussion of these competitive factors, including the Group’s main competitors, is included in Item 4, “Information on the Company – Competition”. While the Group believes it is positioned to compete effectively with these competitors, there can be no assurance that increased competition will not adversely affect the Group in one or more of the markets in which is operates.

Regulatory risk

The Group’s business activities are subject to substantial regulation and regulatory oversight in the geographies in which we operate. In recent years, there have been significant regulatory changes in Ireland, the United Kingdom, the United States and Poland that have resulted in significantly increased compliance responsibilities and associated costs. See Item 4 “Information on the company - Supervision and regulation” for further detail. These and future regulatory developments, including changes to accounting standards (see also Item 5 “Financial information-prospective accounting changes”), could have an adverse effect on how we conduct our business and on our results of operations. Our business and earnings are also effected by fiscal or other policies that are adopted by the various regulatory authorities of the Irish Government, the European Union, foreign governments and international agencies. The nature and impact of future changes in such policies are not predictable and are beyond the Group’s control.

Uncertain economic conditions

The Group’s business activities are dependant on the level of banking, finance and financial services required by its customers. In particular, levels of borrowing are heavily dependent on customer confidence, market interest rates and other factors that affect the economy. The Group conducts extensive activities in Ireland and elsewhere, most notably in the UK, the US and Poland. During each of the past three years, there have been significant adverse developments in world markets, but the current outlook for the Irish and world economy is improving. The profitability of the Group’s businesses could, therefore, be adversely affected by a worsening of general economic conditions in its markets, as well as by foreign and domestic trading market conditions and/or related factors, including governmental policies and initiatives. An economic downturn or significantly higher interest rates could increase the risk that a greater number of the Group’s customers would default on their loans or other obligations to the Group, or would refrain from seeking additional borrowing. For a discussion on the Irish economy see Item 4 “Information on the company-The Irish economy”.

Relationship with M&T Bank Corporation (“M&T”)

The disposal of Allfirst and the concurrent acquisition of a 22.5% shareholding and board representation in M&T means that the Group’s investment in its US operations has changed from a wholly owned subsidiary to that of an investment in an associated undertaking, with a resulting reduction in control. Management believes that this transaction will allow it to continue to prudently grow its business in the US, benefitting from a more effective day-to-day control over its US operations by the M&T management team, while recognising that AIB does not exercise a controlling influence on the operations of M&T. In connection with this transaction the Group has responsibilities to its regulators for acting as a source of financial strength and support in respect of the enlarged M&T business.

Item 4.	Information on the company

Allied Irish Banks, p.l.c. has its registered office at Bankcentre, Ballsbridge, Dublin 4, Ireland. (Telephone number
+353-1-660 0311)

The following additional statistical information may be found elsewhere as follows:

I.	Average balance sheet - see Item 5 - “Average balance sheet and interest rates” on pages 23 and 24.

II.	Investment portfolio - see Item 18 - Note 25 on pages 111 to 112 and Note 50 on pages 145 to 148.

III.	Loan portfolio

(a)	Types of loans - See Item 11 - “Loan portfolio” on page 66.

(b)	Maturities and sensitivities of loans to changes in interest rates - See Item 18 - Note 52 on pages 166 and 167 and Item 11 - “Loan portfolio” - “Analysis of loans to customers by maturity and interest rate sensitivity” on page 69.

(c)	Risk elements

- Non-accrual, past due and restructured loans - see Item 11 - “Loan portfolio. Risk elements in lending” on page 75.

- Potential problem loans - see Item 11 - “Loan portfolio - Provision and allowance for loan losses” on pages 69 and 70.

- Foreign outstandings - see Item 11 - “Loan portfolio - Cross-border outstandings” on page 77.

IV.	Summary of loan loss experience

(a)	Analysis of the allowance for loan losses - see Item 11 - “Loan portfolio - Movements in the allowance for loan losses” on page 71.

(b)	Allocation of the allowance for loan losses - see Item 11 - “Loan portfolio - Analysis of allowance for loan losses” on page 74.

V.	Deposits and short-term borrowings

See Item 5 - “Placings with banks”, “Deposits by customers”, “Customer deposits by currency” and “Short-term borrowings” on pages 40 to 41.

VI.	Capital ratios

See Item 5 - “Capital ratios” on pages 37 to 38.

History and development of the company

History

AIB, originally named Allied Irish Banks Limited, was incorporated in Ireland in September 1966 as a result of the amalgamation of three long established banks (the “constituent banks”) with assets aggregating €324 million. At that time the shares of the Munster and Leinster Bank Limited (established 1885), the Provincial Bank of Ireland Limited (established 1825) and the Royal Bank of Ireland Limited (established 1836), were acquired by and were transferred to AIB as a holding company. In 1972, AIB became the sole banking entity in place of the three constituent banks, other than with regard to the currency note issue of the Provincial Bank of Ireland Limited in Northern Ireland, which was transferred to AIB in 1982. This power to issue bank notes in Northern Ireland was transferred to AIB Group (UK) p.l.c. (formerly AIB Group Northern Ireland plc) with effect from January 10, 1994.

In December 1970, AIB commenced the expansion of its network of branches in Britain. Since 1972, AIB has opened overseas branches in New York, the Cayman Islands and Singapore. Subsidiary companies were set up in the Isle of Man and Jersey (Channel Islands). Representative offices were established in a number of States in the US. In September, 2003, AIB sold its retail business in NewYork to Atlantic Bank of NewYork.

In December 1983, AIB acquired 43% of the outstanding shares of First Maryland Bancorp (“FMB”). In 1989, AIB completed the acquisition of 100% of the outstanding shares of common stock of FMB. Over the years there were a number of “bolt-on” acquisitions, the most notable being Dauphin Deposit Bank and Trust Company (“Dauphin”) a Pennsylvania chartered commercial bank which was acquired in 1997. Subsequently, all banking operations were merged into Allfirst Bank.

On April 1, 2003, AIB completed its integration of Allfirst Financial inc. into M&T Bank Corporation (“M&T”). Under the terms of the agreement, AIB received 26.7 million M&T shares, representing a stake of approximately 22.5% in the enlarged M&T, together with US$ 886.1 million cash. The agreement allowed for the cash consideration to be reduced by the amount of a pre-close dividend from Allfirst Financial Inc. Consequently the cash consideration payable by M&T reduced to US$21.1 million.

Ark Life Assurance Company Limited (“Ark Life”), the AIB Group’s wholly-owned life assurance subsidiary, commenced trading on May 22, 1991.

In July 1991, AIB acquired TSB Bank Northern Ireland p.l.c. (“TSB NI”), a bank with 56 branches in Northern Ireland. The AIB and TSB NI businesses in Northern Ireland were integrated and the combined operations trade under the service mark “First Trust Bank”. In October 1996, AIB’s retail operations in Great Britain and Northern Ireland were integrated under the direction of a single board and the enlarged entity was incorporated as AIB Group (UK) p.l.c. with two distinct trading names “First Trust Bank” in Northern Ireland and “Allied Irish Bank (GB)” in Great Britain.

In February 1995, AIB acquired its initial minority shareholding of 16.3% of the outstanding shares of Wielkopolski Bank Kredytowy S.A. (“WBK”) and in June 1996 acquired a further shareholding of 20%. In May 1997, the AIB Group increased its shareholding in WBK to 60.14%.

In September 1999, AIB completed the acquisition of an 80% shareholding in Bank Zachodni S.A. (“BZ”) from the State Treasury of the Republic of Poland. Subsequent investments during 1999 and 2000 brought AIB’s shareholding to 83%.

In June 2001, AIB completed the merger of Wielkopolski Bank Kredytowy S.A. (“WBK”) and Bank Zachodni S.A. (“BZ”). The new entity was renamed Bank Zachodni WBK S.A. (“BZWBK”), in which AIB has a 70.5% shareholding, together with its subsidiaries and associates.

In December 1995, AIB acquired the John Govett Group, a UK investment management business operating principally from offices in London, Singapore, San Francisco and Jersey. In November 2003, AIB announced a restructuring of its United Kingdom and Singapore asset management activities whereby the majority of the management contracts of Govett Investments Limited were sold to Gartmore Investment Management plc.

In June 1999, AIB signed an in-principle agreement with Singapore based Keppel TatLee Bank Limited (now Keppel Capital Holdings Limited) (“KTL”), which gave AIB the right to acquire up to a 24.9% equity stake in the bank. In October 1999, AIB’s private banking and treasury operations in Singapore were sold to KTL. In August 2001, AIB sold its interests in Keppel Capital Holdings Ltd. (“KCH”).

Recent Developments

Sale of Cardpoint S.A.

On April 22, 2004, Bank Zachodni WBK S.A. sold its 100% owned subsidiary CardPoint S.A. to Nova Euroconex Holdings B.V.

Pricing of foreign exchange products

On May 6, 2004, AIB announced that it had been applying prices to certain foreign exchange products without the formal regulatory approval of the Central Bank of Ireland from August 1995 and subsequently the Director of Consumer Affairs from May 1996. The error was not addressed until April 2004 and this resulted in a number of customers being overcharged on certain foreign exchange products. AIB, having consulted with the Irish Financial Services Regulatory Authority (“IFSRA”), immediately commissioned an independent investigation into this affair and on May 14, 2004 appointed Mr. Lauri McDonnell, former Irish Comptroller and Auditor General, as the independent assurer of the investigation. Mr. McDonnell has access to external independent audit expertise in carrying out the investigation and will report to IFSRA and the Board of AIB on completion by the end of July 2004.

An estimate of the amount due to customers arising from this error, including a provision for interest, has been made and this amount of €25 million has been placed as a good faith deposit with the Central Bank of Ireland for the duration of the process currently underway to identify and reimburse customers. The work completed by AIB at the date of filing of this report, in validating the assumptions underlying the estimate of the amount due to customers, provides assurance in respect of the amount of €25 million. In accordance with Irish GAAP, the estimated total amounts due to customers arising from this error, up to December 2003, of €24.2 million have been reflected in the financial statements in 2003 see Note 53 - Subsequent events: Pricing of foreign exchange products on page 168 for further detail.

Faldor investigations

On May 27 2004, AIB announced the outcome of an investigation into an offshore vehicle, Faldor Ltd. The funders and beneficiaries of Faldor Ltd. were five former senior executives of AIB and the funds, which totalled no more than €750,000 at any time, were managed by AIB Investment Managers Ltd. (“AIBIM”), a subsidiary of AIB Group. The relationship between Faldor Ltd. and AIBIM was formed in 1989 and ceased in 1996. In late August 2003, the Managing Director of AIBIM was made aware of this relationship and alerted senior management and the Board of AIB. Having identified possible irregularities pertaining to this relationship AIB immediately brought it to the attention of IFSRA. AIB then initiated an internal investigation, the terms of reference of which were agreed with IFSRA. Arising out of the findings of this investigation AIB agreed with IFSRA to undertake a further investigation supervised by Mr. Maurice O’Connell, former Governor of the Central Bank of Ireland.

Reports of the investigations were considered by the Board of AIB in May 2004 and immediately forwarded to IFSRA who were fully briefed throughout the process. The Irish Revenue Commissioners have also commenced an investigation into the matter and the Director of Corporate Enforcement has requisitioned and received documentation in this regard. AIB is co-operating fully with all relevant regulatory authorities in respect of this matter, which is not expected to have a material financial impact on the AIB Group.

Business overview

Description of business

AIB Group provides a diverse range of banking, financial and related services, principally in Ireland, the United States (“US”), the United Kingdom (“UK”) and Poland. AIB has some 289 branches and outlets in the Republic of Ireland, where the directors estimate its share of the total market for both euro loans and deposits to be in excess of 20%.

In Northern Ireland, through its wholly-owned subsidiary AIB Group (UK) p.l.c., which trades there as First Trust Bank, AIB Group operates from some 60 branches and outlets. In Britain, AIB Group (UK) p.l.c., which trades there as Allied Irish Bank (GB), provides a range of banking services through 34 branches and 9 development offices.

Until April 1, 2003, AIB’s main operations in the US were carried out through its subsidiary Allfirst Financial Inc. (“Allfirst”) and through the corporate and retail services of its New York branch. Allfirst operated through 258 full service branch offices in Maryland, adjoining States and the District of Columbia. As set out in Note 1, from April 1, 2003, AIB’s main operations in the US are carried out through its 22.5% interest in M&T Bank Corporation (“M&T”). M&T is headquartered in Buffalo, New York and has a branch network of approximately 700 branches in six States and the District of Columbia. AIB’s direct presence in the US is carried out in the Corporate Banking, Treasury and Not For Profit businesses based in NewYork, with offices in a number of other principal US cities.

In Poland, the Group operates from 400 branches and outlets, primarily in Western Poland, through its 70.5% owned subsidiary BZWBK. AIB Group’s activities are conducted through four major operating divisions - AIB Bank ROI; AIB Bank GB & NI; Capital Markets; and Poland. At December 31, 2003 AIB Group had consolidated total assets of €81.0 billion and employed over 23,300 people on a full time equivalent basis.

At December 31, 2003 the distribution of assets and the number of employees between those major operating divisions was as follows:

	Assets		Employees
	(Euro in millions)%			%
Division
AIB Bank ROI	34,101	42	9,167	39
AIB Bank GB & NI	11,643	14	2,821	12
Capital Markets	28,365	35	2,897	13
Poland	5,301	7	7,790	33
Group	1,550	2	671	3

Total	80,960	100	23,346	100

Divisional information

AIB Bank Republic of Ireland division

The AIB Bank ROI division, with total assets of €34.1 billion at December 31, 2003 encompasses the Group’s retail and commercial banking operations in Ireland, Channel Islands and Isle of Man; AIB Finance & Leasing; Card Services and AIB’s life and pensions subsidiary, Ark Life Assurance Company Limited. AIB Bank ROI provides banking services through a distribution network of some 289 locations (200 branches and 89 outlets), and in excess of 550 automatic teller machines (“ATMs”). AIB cardholders also have access to over 40,000 LINK ATMs in the UK as well as 700,000 Visa Plus serviced ATMs worldwide. AIB has an agency agreement with An Post, the national post office network, which enables AIB customers to carry out basic transactions at over 1,000 post office locations nationwide. A debit card “Laser” is operated jointly with other financial institutions in Ireland. In addition, the division offers 24 hour telephone and internet banking for the routine transactions of personal customers through which they can pay bills, transfer money between accounts, search for cheques and view and order statements. 24 hour telephone and internet banking is also suitable for sole trader business customers. For other business customers, an internet based banking service called iBusiness Banking is available. It offers secure internet banking and a comprehensive cash management solution, including domestic and cross-border payment functionality.

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

AIB Finance & Leasing is AIB’s asset financing arm in Ireland. It markets its services through the AIB branch network and through intermediaries with whom it has established relationships, such as motor dealers, equipment suppliers, brokers and other professionals, including lawyers, accountants and estate agents. It also lends directly to customers. Its lending services include vehicle, equipment and fleet leasing, retail and investment property loans, vehicle and equipment hire purchase, insurance premium financing and personal loans.

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

AIB Bank Great Britain and Northern Ireland division

AIB GB & NI, with total assets of €11.6 billion at December 31, 2003, operates through 34 branches and 9 development offices throughout Britain, under the name Allied Irish Bank (GB) and as First Trust Bank in Northern Ireland where it maintains 60 branches. There are head offices in both London and Belfast. Both operations provide a full range of banking services including current accounts, overdraft and loan facilities, mortgages, deposits and investment services, and specialist corporate banking services. Allied Irish Bank (GB) concentrates on the business, professional and not for profit markets and has successfully grown its operations through a relationship banking approach. It focuses particularly on providing specialist banking services to small to medium sized enterprises, and to high net worth personal customers. For the fifth consecutive time, Allied Irish Bank (GB) has won the title of Britain’s Best Business Bank from the Forum of Private Business, being ranked top for customer satisfaction and maintaining its lead over the “big four” and other banks.

First Trust Bank provides banking services across the range of customer segments, including individuals, small and medium sized commercial customers and the corporate sector, through its branch network and through telephone and internet based services. All regulated investment business is referred to First Trust Independent Financial Advisers Limited, First Trust Bank’s subsidiary company for independent financial advice.

Capital Markets division

AIB Capital Markets, with total assets of €28.4 billion at December 31, 2003, manages the Investment Banking, Asset Management, Stockbroking, Corporate Banking and Global Treasury Services of the Group (with the exception of the International Banking services in BZWBK).

The activities of the Capital Markets division are delivered through the following main business units: Global Treasury, Investment Banking, AIB Asset Management Holdings, AIB Corporate Banking and Allied Irish America (“AIA”).

Global Treasury through its treasury operations manages, on a global basis, the liquidity and funding requirements and the interest and exchange rate exposure of the Group. In addition, it undertakes proprietary trading activities, and provides a wide range of treasury and risk management services to the corporate, commercial and retail customers of the Group. International Banking activities include import and export financial services.

Investment Banking provides a comprehensive range of services including corporate finance through AIB Corporate Finance Limited, corporate finance and stockbroking through Goodbody Stockbrokers, structuring cross-border financing transactions and providing sophisticated back-office services through AIB International Financial Services Limited, and custodial, trustee and fund administration services through joint ventures with The Bank of New York. At December 31, 2003, the AIB/The Bank of New York joint venture, AIB/BNY Fund Management (Ireland) Ltd., had €89.9 billion of funds under administration. AIB/BNY Trust Company Limited had assets under custody of €75.3 billion. Investment Banking services also include providing alternative asset management activities (i.e. hedge funds), venture capital funds and property fund activities (principally property in Poland).

Asset management is provided through AIB Investment Managers Limited (AIBIM) in the Republic of Ireland. The company manages assets principally for institutional and retail clients with €9.2 billion of funds under management. On November 4, 2003, AIB announced a restructuring of its United Kingdom and Singapore asset management activities. The majority of the management contracts, c€1.5 billion, of Govett Investments Limited were sold to Gartmore Investment Management plc (“Gartmore”). The remaining management contracts, c€0.8 billion are in the process of being transferred to AIBIM or being terminated. The operations of Govett Investment Management Limited in the United Kingdom and AIB Govett (Asia) Limited in Singapore are being closed down. The cash consideration receivable from Gartmore is c€17 million, of which €6 million was received up front and the balance is contingent and has not been recognised in 2003. The estimated costs of closure of the UK and Singapore operations is €20 million. Goodwill of €139 million, previously written off to reserves, was charged to the statement of income during 2003.

AIB Corporate Banking provides a fully integrated, relationship-based banking service to top-tier companies, both domestic and international, financial institutions and Irish commercial state companies. AIB Corporate Banking has a dedicated unit focusing on developing and arranging acquisition and project finance principally in Ireland, the UK and Continental Europe, and has established Mezzanine Finance funds and CDO funds. AIB Corporate Banking operates in Ireland, the UK, the US and Continental Europe.

The Capital Markets Division took management responsibility for the AIA business following the sale of Allfirst. This business was reorganised during 2003, the retail banking business was sold and the corporate banking business was transferred to AIB Corporate Banking. The Not For Profit business remains as the core business for AIA, operating principally from New York, with offices in a number of other principal US cities. The operations also include related fund raising businesses based in the US and in Canada.

AIB Capital Markets is headquartered at Dublin’s International Financial Services Centre. It also operates from a number of other Dublin locations, and operates AIB’s treasury operations in London and New York and Poland, a corporate banking office in Frankfurt, and offices managed by AIB International Financial Services Limited in Budapest, Zurich and Luxembourg.

Poland division

Poland division, with total assets of €5.3 billion at December 31, 2003 comprises BZWBK in which AIB has a 70.5% shareholding, together with its subsidiaries and associates. AIB completed the merger of its Polish operations in 2001, forming BZWBK, Poland’s fifth largest bank.

BZWBK’s registered office is located in Wroclaw in south-western Poland. Key support functions are also located in offices based in Poznan and Warsaw. At the end of 2003, the Bank had total assets of PLN 23.1 billion, operated through 400 branches and outlets and 557 ATMs. BZWBK Group employed approximately 7,800 staff. BZWBK offers comprehensive services to retail and corporate customers. These services include leasing, mortgages, asset management, investment funds and foreign trade settlement products. It operates mainly in the western part of the country and also has a significant presence in major urban areas across Poland such as Warsaw, Krakow, Gdansk and Lodz. During 2003, BZWBK Bank strengthened its position in the Warsaw market where it now has over 40 outlets.

Corporate Business Centers have been established in Krakow, Warsaw, Poznan, Wroclaw and Gdansk, providing direct and comprehensive relationship-based services to corporate and commercial clients, with credit exposures in excess of PLN 4 million. It is the aim of these Centers to provide a top quality customer service proposition, and at the same time ensure the highest standards of credit underwriting. It is expected that this relationship approach will provide real benefits both for the customer and BZWBK.

Competition

There is strong competition among providers of banking services, based upon the quality and variety of products and services, customer relationship management, convenience of location, technological capability, and the level of interest rates and fees charged to borrowers and paid to depositors.

AIB Group has committed itself to pursuing an integrated multi-channel strategy utilizing branches, telephone, internet and other direct channels in a complementary manner, based on customer choice.

Republic of Ireland AIB Group provides a diverse range of banking services in the Republic of Ireland. It is subject to competition across the spectrum of banking activity. The major domestic competitor is Bank of Ireland, which like AIB has its headquarters in Dublin. The other principal bank competitors are Anglo Irish Bank, Bank of Scotland (Ireland), National Irish Bank Limited (which is a subsidiary of National Australia Bank), Permanent TSB (the retail division of Irish Life & Permanent plc), and Ulster Bank Ireland Limited (which is a subsidiary of the UK bank, Royal Bank of Scotland Group plc). There is, in addition, competition from building societies, mortgage specialists, credit unions, and some smaller financial institutions. The Irish Competition Authority has initiated a study of competition in the provision of banking services in the Republic of Ireland. It is likely that a report will be published by the Authority in 2004.

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

Britain/Northern Ireland AIB Bank GB & NI operates within a market of 382 authorized banking institutions. Competition, particularly in the business banking market, remained intense during 2003. In Britain, AIB GB operates in niche markets, targeting business customers, mainly in the small and medium size sector, and high net worth personal customers. It also targets the professional sectors (solicitors and accountants) and higher education sectors. The major competition comes from the four main clearers (Royal Bank of Scotland, Barclays, Lloyds TSB and HSBC) who have specialized divisions targeting these niche markets. Competition also arises from other, smaller entities such as HBOS and Abbey National as well as certain building societies. The competitive focus of banks in 2003 was on product and service delivery and stronger attempts at developing a relationship approach. There was increasing evidence of competitor banks leading on price to secure a relationship.

In Northern Ireland, the principal competition is from Ulster Bank, Northern Bank (a subsidiary of National Australia Bank), Bank of Ireland and numerous building societies. There is also a strong credit union movement targeting the personal market which in Northern Ireland is largely commoditized, with the majority of customers using a range of financial product providers to obtain the most competitive prices.

Poland AIB Group, through its investment in BZWBK, has an approximate 5% share of the Polish Financial Services market and important regional market concentration. BZWBK is competing with nationwide banks such as PKO BP, Pekao, ING Bank Slaski and Bank BPH both in the retail and corporate market. The extensive branch network supported by investment in e-banking and increasingly sophisticated product offerings should enable the bank to successfully grow and protect its market share in the target regions.

BZWBK implemented a new, integrated IT system which enhanced efficiency and development of new business. The process of converting branches to the new IT system was completed in April 2003. This, along with the on-going transfer of knowledge and expertise from AIB Group, makes the Bank well-positioned to compete with the major players in the Polish market.

United States M&T competes in offering commercial and personal financial services with other banking institutions and with firms in a number of other industries, such as thrift institutions, credit unions, personal loan companies, sales finance companies, leasing companies, securities firms and insurance companies. Furthermore, diversified financial services companies are able to offer a combination of these services to their customers on a nationwide basis. M&T’s operations are significantly impacted by state and federal regulations applicable to the banking industry. Moreover, the provisions of the Gramm-Leach-Bliley Act may increase competition among diversified financial services providers, and the Interstate Banking Act and the Banking Law may further ease entry into New York State by out-of-state banking institutions. As a result, the number of financial services providers and banking institutions with which M&T competes may grow in the future.

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

Strategy

The AIB Group’s principal objective is to maintain and enhance its position as Ireland’s leading financial services company. AIB Group seeks to do this by bringing its customers a distinctive combination of best products (using third party suppliers where appropriate to meet customer needs), best service (with dependability at its heart), best relationships (built by knowledgable and engaging employees) and, finally, best delivery (with a wide range of channels available to its customers accessing our services). It calls this strategy “the AIB way”.

The AIB Group derives a significant portion of its revenues (and has significant assets) outside Ireland, principally in the United Kingdom, Poland and (by virtue of its shareholding in M&T) the United States. Consistent with the AIB Group’s broader international strategy, these countries were chosen because they met the following key criteria:

(i)	Economies with strong potential

(ii)	High standards of banking and investment services supervision by home regulators

(iii)	Political stability and satisfactory legal system

(iv)	High standards of public accounting with good transparency

(v)	Good spread of industrial and services sectors, not over dependent on one or two sectors.

AIB operates primarily through branch banking networks in Ireland and each of these countries. The bank branch is a key delivery channel for its relationship approach to customers, it provides the bank with a strong and very stable base of retail and commercial deposits which has proven its resilience over many years. AIB has successfully developed other delivery channels in recent years, notably, telephone banking, internet banking, and through alliances with other organisations, e.g. Post Office in the Republic of Ireland.

AIB Group delivers a distinctive value proposition to its customers only if its people feel good about working for AIB and have a competitive and winning mind-set. Just as AIB Group relentlessly measures customer satisfaction levels it also independently surveys staff attitudes across a whole range of areas such as leadership, teamwork, training and skills, commitment, loyalty and understanding of goals and objectives. Its end-2003 survey results showed that its people rate AIB well above the norm for global high performing companies.

AIB’s Board, management and staff are very committed to enhancing stockholder value and this commitment is reflected in the Group’s two principal financial objectives.

1)	to maintain a tangible return on equity above 20% per annum.

2)	to be in the top quartile for growth in adjusted earnings per share performance in the FTSE European Banks Index.

The Board and Management of the Bank regularly reviews business performance, performance is assessed against business plans and prior periods with divergences explained and analysed.

The Board and Management view the Bank as having a conservative risk profile, with a prudent approach to lending activities accompanied by strong provision cover. AIB Group has a limited appetite for market risk and has implemented detailed procedures to manage operational risk.

The Bank is committed to a consistent dividend policy, and has a strong track record of dividend growth.

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

As AIB Group activities in Ireland account for approximately 68% of total Group assets, the performance of the Irish economy is very important to the AIB Group. The small open nature of the economy, together with the international nature of the Group’s operations, expose the Group to changes in external economic trends, particularly in the United States, the United Kingdom and Poland. The Group is also exposed to changes in interest rates and to exchange rates, particularly against the US dollar, sterling and Polish zloty.

Economic growth in the Irish economy, as conventionally measured by changes in real GDP, averaged 8.6% per annum in the five years to 2002. This exceptionally strong performance reflected a combination of favourable supply and demand side domestic and international factors. On the domestic side, key factors were a highly educated and growing labour force, tax reform, and wage cost competitiveness achieved through a series of social partnership arrangements. On the external side, the Irish economy benefited from improved access to European and global markets, capital inflows from the European Union (“EU”) and inward foreign direct investment.

Because of the significant role played by foreign owned multinationals in the Irish economy, annual changes in profit repatriations often result in differences in the annual growth in real GDP and real GNP. The latter was smaller in absolute terms in 2003, by the equivalent of 17% of nominal GDP. Over the five years to 2002, real GNP grew at an annual average rate of 6.1%. However, in 2002 itself, whereas real GDP grew by 6.9% largely fuelled by strong export growth from the multinational sector (primarily chemicals), the growth in real GNP was lower at 0.1%, due to a significant growth in profit outflows in the year.

The rate of Irish GDP growth slowed to 1.4% in 2003. This reflected a fall in external demand for Irish exports and a weakening of consumer and investment spending after several years of very buoyant growth. In contrast to 2002, real GNP rose by 3.3% in 2003, as profit outflows declined compared with the previous year.

Prospects for the United Kingdom, Ireland’s main trading partner in 2004, are seen as quite favourable. Economic growth in the United States is forecast to accelerate in 2004. This should contribute to an improvement in the global environment, assisting the process of internal adjustment in the euro area and in the new EU countries (from May 2004) such as Poland.

The Irish economy is forecast to grow by up to 4% in terms of changes in real GDP in 2004. The growth in real GNP is forecast at 3.5%.

Ireland is a member of the eurozone, where euro notes and coin were introduced successfully on January 1, 2002. The European Central Bank (“ECB”), which regulates monetary policy for the euro area as a whole, cut the official refinancing rate by a cumulative 0.75 percentage points to 2.0% in 2003. In terms of the level of the euro versus other major currencies, there has been some loss of Irish competitiveness vis-a-vis the US dollar but the euro remains at competitive levels versus Sterling from an Irish point of view. Irish external trade with the United States and the United Kingdom accounts approximately for a combined 39% of total merchandise exports and 47% of merchandise imports.

The annual rate of inflation stood at 1.3% in March 2004. The average rate of inflation in 2003, as measured by the official Consumer Price Index (“CPI”), was 3.5%, down from 4.6% in 2002. Irish inflation has been affected by higher indirect taxes, the past weakness of the euro and higher services sector inflation. Despite the introduction of additional indirect taxes in the Budget for 2004, the annual average rate of inflation in 2004 is forecast at under 2%. As the Irish economy accounts for less than 2% of eurozone GDP, the annual rate of inflation in Ireland has only a marginal impact on monetary developments in the area.

Notwithstanding the slowdown in the rate of economic growth, Irish budgetary policy remains well within the terms of the EU’s Stability and Growth Pact, which sets an upper limit of 3% on general government deficits as a percentage of GDP. Ireland had a general government surplus of 0.2% of GDP in 2003 and is officially projected to run a deficit of 1.1% of GDP in 2004. The projected deficit comes against a background of expected below trend growth in 2004.

Ireland’s general government debt/GDP ratio is forecast at 32.2% in 2004. The debt ratio has fallen steadily from 95.6% in 1991. The maintenance of budgetary stability is helped by the strength of the labour market. The unemployment rate fell to a low of 3.7% in the second quarter of 2001. It stood at 4.5% in the final quarter of 2003, the latest available data. However, this was due to a stronger rise in the growth in the labour force. The rate of unemployment averaged 4.7% in 2003, up from 4.4% in 2002.

Ireland’s medium term prospects remain favourable, though conditional on the maintenance of overall competitiveness and continued fiscal stability. The government and the social partners are committed to the continuation of these policies. The medium term outlook is pointing to annual growth in real GDP of 4.5-5% on average and the maintenance of an inflation rate of 2.5-3%.

Supervision and regulation

Ireland. The regulation and supervision of banks in Ireland is a function of the Central Bank and Financial Services Authority of Ireland (“the Central Bank”) which was established by the Central Bank Act, 1942 and derives its power from the Central Bank Acts, 1942 to 1998 (as amended), the European Communities (Licensing and Supervision of Credit Institutions) Regulations, 1992 (“the 1992 Regulations”) and the European Communities (Consolidated Supervision of Credit Institutions) Regulations, 1992 (collectively “the Acts”). The carrying on of banking business in Ireland is restricted to holders of licenses granted under the Acts.

Under the Central Bank and Financial Services Authority of Ireland Act of 2003 on May 1, 2003 certain changes in financial services regulation in Ireland came into force. The Central Bank was renamed the “Central Bank and Financial Services Authority of Ireland”. The Central Bank (which until then had been known as the Central Bank of Ireland) now includes, as a constituent part of it, a new authority responsible for prudential regulation of both the banking and insurance sectors and for consumer protection in financial services. This new authority is the “Irish Financial Services Regulatory Authority” (“IFSRA”). The functions conferred on the Central Bank and set out below are now performed by IFSRA.

A further Central Bank and Financial Authority of Ireland Bill was presented to the Dáil, the Lower House of the Oireachtas (Parliament) by the Minister for Finance on December 5, 2003. This provides for the establishment of a statutory Financial Services Ombudsman to deal with consumer complaints about financial institutions, the establishment of Consumer and Industry Consultative Panels to advise IFSRA, new reporting and auditing obligations for financial institutions (including an obligation for financial institutions, when required to do so by the Central Bank, to provide the Central Bank with a statement as to the financial institution’s compliance with statutes and statutory codes and to oblige financial institutions, if required by the Central Bank, to request the institution’s auditors to report on the financial institution’s compliance statement) power for IFSRA to impose sanctions directly on financial institutions for failure to comply with regulatory requirements subject to a right of appeal to the Irish Financial Services Appeals Tribunal (“the Tribunal”), a right of appeal to the Tribunal from certain supervisory decisions of IFSRA and miscellaneous amendments to financial services legislation. It is anticipated that the Bill will be enacted by the Oireachtas in 2004. It is not possible to say what amendments (if any) may be made to it in the course of its passage through the Oireachtas.

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

AIB’s subsidiary company, Ark Life Assurance Company Limited, was regulated by the Department of Enterprise and Employment under the provisions of the Insurance Acts and Regulations. The Central Bank and Financial Services Authority of Ireland Act, 2003 conferred the function of the regulation of insurance companies on the Central Bank with effect from May 1, 2003.

AIB’s subsidiary company, Goodbody Stockbrokers, is regulated by the Central Bank and by the Irish Stock Exchange under the Stock Exchange Act, 1995. Subsidiaries of AIB (which are not themselves credit institutions) which provide investment business services or investment advice (as those terms are defined), are subject to regulation, and require authorization, under the Investment Intermediaries Acts, 1995 to 2000 which, inter alia, implement in Irish law the provisions of EC Council Directive 93/22 of May 10, 1993 on investment services in the security field (“the Investment Services Directive”). AIB’s operations in overseas locations are subject to the regulations and reporting requirements of the regulatory and supervisory authorities in those locations.

United Kingdom. AIB Group (UK) p.l.c. is a company incorporated in Northern Ireland and is authorized under the Financial Services and Market Act 2000 (“FSMA”) to carry on regulated activities within the United Kingdom. It carries on business in Great Britain under the trading name “Allied Irish Bank (GB)” and in Northern Ireland “First Trust Bank”.

AIB Group (UK) p.l.c. has the statutory power to issue bank notes as local currency in Northern Ireland. In this connection it is subject to the provisions of the Bank Charter Act 1844, the Bankers (Northern Ireland) Acts 1845 and 1928, the Allied Irish Banks Act (Northern Ireland) 1971, the Allied Irish Banks Act 1981, the Allied Irish Banks Act 1993, and the Allied Irish Banks Act 1996.

The Bank of England Act 1998 (“the 1998 Act”) came into force on June 1, 1998. Under the 1998 Act, responsibility for banking supervision in the United Kingdom was transferred from the Bank of England to the Financial Services Authority (“FSA”). The Bank of England retained its monetary policy role and responsibility for the overall stability of the financial system. The primary objective of the FSA (in its role as a bank supervisor) is to fulfil the responsibilities relating to the safety and soundness of banks placed on it by the 1987 Act with the aim of strengthening, but not ensuring, the protection of depositors.

The FSMA is largely a consolidation of the existing law and self regulatory requirements in order to provide a single legal framework for the FSA in the three sectors of the financial services industry (insurance, investment business and banking).

The basic method of supervision employed by the FSA involves the regular reporting of statistical information in a set of returns giving both balance sheet and consolidated statement of income data, material on the maturity structure of assets and liabilities, sectoral analysis of business and details of concentration of risk in assets and deposits. Regular review meetings are held by the FSA with AIB Group (UK) p.l.c. management to discuss issues such as performance, risk management and strategy. Under the risk-based approach adopted by the FSA - “ARROW” - the starting point for the FSA’s supervision of all banks is based on a systematic analysis of the risk profile of each bank. The FSA also promulgates requirements that it expects banks (and groups containing banks which are subject to consolidated supervision) to meet on matters such as capital adequacy, limits on large exposures to individual entities and groups of closely connected entities, and liquidity.

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

Allied Irish Banks, p.l.c., as a credit institution incorporated and having its principal places of business in Ireland, a member state of the European Union, being authorized to act as a credit institution in Ireland by the Central Bank and having established a branch in the United Kingdom, is a “Treaty firm” within the meaning of Schedule 4 to the FSMA which implements the provisions of the Directive 2000/12/EC (“the Directive”) in the United Kingdom. As such, it is entitled to carry on in the United Kingdom any of the listed activities in the Directive which it is authorized or permitted to carry on in Ireland.

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

The cost of compliance with the UK regulatory regime increased markedly in 2003 and most banks anticipate that costs will rise at a faster rate in the longer term. The FSA took an increasingly action based approach to the supervision of some banks, and have heightened their intolerance of errors and rule breaches. The FSA imposed some heavy and high profile fines on a number of major institutions in the second half of 2003, principally around failings in anti-money laundering controls and the mis-selling of endowment mortgages and certain other investment products.

Poland. Bank Zachodni WBK, with its registered office in Wroclaw, is established under Polish Law as a joint stock company authorized to carry out banking business in Poland. It is subject to the regulatory framework laid down by the Banking Act of 1997 as amended (“Banking Act”), the National Bank of Poland Act of 1997 as amended (“NBP Act”) and specific regulation by the National Bank of Poland (“NBP”) and the Banking Supervision Commission (“BSC”).

The Banking Act regulates the operation of the Polish banking system. It defines the principles governing foundation of banks in Poland, their organization, activity, turnaround process, liquidation, bankruptcy and supervision. In compliance with its articles, banking business in Poland is restricted to holders of banking licenses. The Banking Act and the respective executive ordinances have established various prudential standards, including limits on banks’ commitments to individual customers, limits on lending concentrations, classification of the quality of bank assets, constraints on equity investments, monthly reporting of liquidity levels and capital adequacy ratios. These standards are generally in line with international standards.

The NBP Act regulates the National Bank of Poland, including the Monetary Policy Council (its internal body) and BSC (an independent authority). The NBP is the central bank of Poland. It does not engage in commercial banking, but performs regulatory functions in relation to the banks operating in Poland. The Monetary Policy Council, which is placed within the NBP, is responsible for the monetary policy of Poland, sets official interest rates and the obligatory reserve rate. The BSC supervises the activities of the Polish banks and its decisions are executed by the General Inspectorate of Banking Supervisory situated within the NBP structures. The BSC is composed of the Presidents of the NPB, the Banking Guarantee Fund, the Securities and Exchange Commission, the General Inspectorate of Banking Supervisory as well as representatives of the President of the Republic of Poland and the Ministry of Finance. In particular, the BSC is charged with issuing banking licenses, evaluating liquidity and financial standing of banks, overseeing bankruptcy and liquidation proceedings in the banking sector.

The Law on the Banking Guarantee Fund of 1994 as amended, created a fund to provide deposit insurance to all banks. The Law stipulates that all banks contribute the same predetermined percentage of the value of their risk-adjusted assets and guarantees to the Banking Guarantee Fund. The scheme provides for full coverage for each depositor up to the PLN equivalent of € 1,000 with the surplus being guaranteed at the rate of 90% up to the PLN equivalent of €22,500.

As an issuer of securities admitted to public trading, Bank Zachodni WBK is also subject to the Act on Public Trading in Securities (“PTS”) of 1997 as amended. The Act regulates public trading and lays down the principles of founding, organization and supervision of capital market participants. It establishes professional supervision of capital markets by a specialized government agency - the Securities and Exchange Commission which, among other tasks, aims at ensuring equal access to reliable information for all investors. Issuers of publicly traded securities are required to provide information on any events that may have a substantial impact on the value of such securities. The information is published in the form of periodical reports (annual, semi-annual, quarterly) and current reports (advising of current events concerning the issuer of securities which may potentially influence the price of relevant instruments) defined by the executive regulations with regard to the PTS Act.

United States. The International Banking Act of 1978 (the “IBA”) imposes limitations on the types of business that may be conducted by AIB in the United States and on the location and expansion of banking operations in the US. Because of its 22.5% shareholding in the enlarged M&T, AIB is also subject to the provisions of the Bank Holding Company Act of 1956, as amended (together with regulations thereunder, the “BHCA”), and is subject to regulation by the Board of Governors of the Federal Reserve System (the “Board”).

A fundamental principle underlying the Board’s supervision and regulation of bank holding companies is that a bank holding company should act as a source of financial strength to, and commit resources to support, each of its subsidiary banks. Subsidiary banks are in turn to be operated in a manner that protects the overall soundness of the institution and the safety of deposits. While M&T Bank Corporation is the first tier holding company in the enlarged M&T, AIB also has responsibility for acting as a source of financial strength and support with respect to the enlarged M&T and other subsidiaries.

The business and activities of the enlarged M&T are subject to regulation by state and federal bank regulatory agencies. Furthermore, there are regulatory limitations on the amount of dividends the banking subsidiaries of the enlarged M&T may pay without prior regulatory approval. The banking regulators may prohibit the payment of any dividend which would constitute an “unsafe or unsound practice”.

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

On July 30, 2002, the President of the United States signed into law the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”). The Sarbanes-Oxley Act imposes significant requirements on AIB and other non-US banks required to file reports with the SEC. These include requirements with respect to the composition of AIB’s audit committee, the supervision of AIB’s auditors (and the services that may be provided by such auditors), and the need for personal certification by the chief executive officer and chief (principal) financial officer of annual reports on Form 20-F, as well as the financial statements included in such reports and related matters.

Management does not believe that any of the requirements described above have had or are likely to have a material adverse effect on AIB’s results of operations or financial condition.

Description of property

At December 31, 2003 AIB Group operated from over 820 branches and outlets worldwide, principally in Ireland, Northern Ireland, Britain and Poland. A majority of the branches and offices are owned outright, with the remainder being held under commercial leases.

AIB Group owns its headquarters building at Bankcentre, Ballsbridge, Dublin 4, a campus style complex of interlinked buildings on a site of approximately 14 acres completed in 1979. It contains approximately 350,000 square feet of space (gross) and houses most of AIB Group’s support functions. A development proposal is under preparation to double the office space on this campus with an expected completion date of 2007. The Group currently operates out of a number of head office locations in Dublin. This new development will facilitate the consolidation of support and business activities and hence significantly reduce the number of head office locations.

In addition, since April 30, 2003 AIB Group leases the AIB International Centre in Dublin’s International Financial Services Centre containing approximately 120,000 square feet of space (gross). This building, which was previously owned by the Group, is held under a 25 year lease with a break clause in 2013 and is occupied by the Capital Markets division, accommodating their global treasury management and other activities.

In Britain, AIB Group (UK) p.l.c is the major tenant of Bankcentre - Britain, located at Belmont Road, Uxbridge,West London, occupying approximately 63% of the 74,000 square feet of office space. The building, held under a 25 year lease from completion of construction in 1988, serves as headquarters for AIB Group operations in Britain.

In Northern Ireland, AIB Group (UK) p.l.c owns the First Trust Centre, a building containing 90,000 square feet of office space and located at 92 Ann Street, Belfast. This, together with a building at 4 Queens Square, Belfast comprising 32,000 square feet serves as headquarters for AIB Group operations in Northern Ireland.

In Poland, BZWBK owns its head office buildings in Wroclaw at 9/11 Rynek, occupying 54,338 square feet, and at Strzegomska Str. 8-10, occupying 72,448 square feet. The bank has also a long leasehold interest in its head office buildings at Plac Andersa 5 in Poznan, occupying 113,572 square feet, and at Marszalkowska Str. 142 in Warsaw, occupying 20,990 square feet.

Organizational structure

During 2003, the business of AIB Group was conducted through four(1) major operating divisions and its principal subsidiaries as described below:

Divisions

AIB BANK ROI DIVISION	AIB BANK GB & NI DIVISION	CAPITAL MARKETS DIVISION
Allied Irish Banks, p.l.c.	AIB Group (UK) p.l.c.	Allied Irish Banks, p.l.c.

General retail and commercial banking through some 289 branches and outlets in the Republic of Ireland.

AIB Finance Ltd.

Asset financing company providing installment/variable and fixed rate loans and deposit products in Ireland.

34 branches and 9 development offices in Britain, trading as Allied Irish Bank (GB), focused primarily on small and medium sized enterprises.

60 branches and outlets in Northern Ireland, trading as First Trust Bank, focused on general retail and commercial banking and also asset finance and leasing.

Management of liquidity and funding needs; interest and exchange rate exposures; financial market trading activities; provision of lending; trade and commercial treasury services and custodial and trustee services.

Provision of corporate and retail services through its New York branch(2). Manages AIB’s Cayman Islands branch and offices in Philadelphia, Los Angeles, Chicago, San Francisco and Atlanta.

AIB Leasing Ltd.
Asset financing company providing leasing products in Ireland. Ark Life Assurance Company Ltd. The company’s principal activity is the writing of investment, life assurance and	POLAND DIVISION Bank Zachodni WBK S.A. A commercial and retail bank which operates through 400 branches and outlets, primarily in western Poland.	AIB Capital Markets p.l.c. Corporate and Treasury banking activities including corporate advisory services, provision of venture capital and corporate finance.
pensions business in Ireland.These services are delivered primarily through the AIB branch network.
AIB Corporate Finance Ltd.
AIB Insurance Services Ltd. Provision of general insurance services. Acts as an insurance intermediary.		Provision of advice to companies wishing to raise capital through public or private offerings and placements.

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

AIB Asset Management Holdings Ltd.
Asset management and funds management for institutional and retail clients principally from Dublin.

The above subsidiary undertakings are wholly-owned with the exception of AIB Asset Management Holdings Limited (85.86%), Allied Irish Capital Management Limited (91.25%) and Bank Zachodni WBK S.A. (70.5%). The registered office of each is located in the principal country of operations.

(1)	As set out in Note 1 of the Notes to the Consolidated Financial Statements, AIB’s US subsidiary, Allfirst, was integrated into M&T Bank Corporation (“M&T”) on April 1, 2003. For divisional reporting purposes, AIB’s 22.5% investment in M&T is recorded under Group.

(2)	In September 2003, AIB sold its retail business in New York to Atlantic Bank of New York.

Item 5.	Operating and Financial Review and Prospects

CRITICAL ACCOUNTING POLICIES

AIB’s financial statements are prepared under the historical cost convention as modified by the revaluation of certain financial instruments held for dealing purposes, assets held in the long-term assurance business and certain properties. The accounts comply with Irish statute and with Irish Generally Accepted Accounting Principles (“Irish GAAP”) as well as general practices followed by the financial services industry in Ireland and the UK, except as described in Note 54 of the Notes to the Consolidated Financial Statements. In the preparation of its financial statements the Group adopts the accounting policies and estimation techniques that the Directors believe are most appropriate in the circumstances for the purpose of giving a true and fair view of the Group’s state of affairs, income and cashflows. However, different policies, estimation techniques and assumptions in critical areas could lead to materially different results. Differences between Irish GAAP and US GAAP are set out in Note 50 of the Notes to the Consolidated Financial Statements.

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

Financial instruments are either priced with reference to a quoted market price for that instrument or by using a valuation model. Where the fair value is calculated using financial-markets pricing models, the methodology is to calculate the expected cash flows under the terms of each specific contract and then discount these values back to a present value. These models use as their basis independently sourced market parameters including, for example, interest rate yield curves, equities and commodities prices, option volatilities and currency rates. Most market parameters are either directly observable or are implied from instrument prices. However, where no observable price is available then instrument fair value will include a provision for the uncertainty in the market parameter based on sale price or subsequent traded levels. The calculation of fair value for any financial instrument may require adjustment of quoted price or model value to reflect the cost of credit risk (where not embedded in underlying models or prices used), hedging costs not captured in pricing models and adjustments to reflect the cost of exiting illiquid or other significant positions. This would also include an estimation of the likely occurrence of future events which could affect the cashflows of the financial instrument.The valuation model used for a particular instrument, the quality and liquidity of market data used for pricing, other fair value adjustments not specifically captured by the model and market data are all subject to internal review and approval procedures and consistent application between accounting periods.

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

Retirement benefits

AIB Group prepares its financial statements in accordance with Financial Reporting Standard 17 (“FRS 17”). The Group provides a number of defined benefit and defined contribution retirement benefit plans in various geographic locations, the majority of which are funded. In relation to the defined benefit plans, a full actuarial valuation is undertaken every three years and is updated to reflect current conditions in the intervening periods. Plan assets are valued at market value. Plan liabilities are measured on an actuarial basis, using the projected unit method and discounted at the current rate of return on a high quality corporate bond of equivalent term and currency to the liability. Actuarial gains and losses are recognized immediately in the statement of total recognized gains and losses.

In calculating the plan liabilities and the charge to the income statement the directors have chosen a number of assumptions within an acceptable range, under advice from the Group’s actuaries. The impact on the consolidated statement of income and the consolidated balance sheet could be materially different if a different set of assumptions were used.

OPERATING RESULTS

The following discussion should be read in conjunction with the consolidated Financial Statements of AIB Group included elsewhere in this Report. These financial statements were prepared in accordance with Irish GAAP except as described in Note 53 in respect of the treatment of the losses arising from the Fraudulent Activities. Irish GAAP differs in certain significant respects from US GAAP. Reconciliations of certain items in these financial statements to US GAAP are set forth in Note 50 to AIB’s Consolidated Financial Statements. The principal accounting policies adopted by AIB Group are set forth on pages 80 to 84 of AIB’s Consolidated Financial Statements.

Implementation of UITF Abstract 37 “Purchases and sales of own shares” and UITF Abstract 38 “Accounting for Employee Share Ownership Plan (“ESOP”) Trusts” (see Accounting policies on page 80)

The Group has implemented UITF Abstracts 37 and 38 in the preparation of its accounts for the year ended December 31, 2003 and comparative figures have been restated.

The application of UITF 37, has reduced income before taxes for 2002 by €3.3 million (2001: nil) and reduced long-term assurance assets attributable to policyholders and stockholders’ funds at December 31, 2002 by €52 million (2001: €52 million).

The application of UITF 38 reduced consolidated total assets and consolidated total stockholders’ funds at December 31, 2002 by €176 million (2001: €245 million).

In this Annual Report, AIB provides supplemental information of its results to enable readers to understand the impact of the underlying performance on the key captions in the consolidated statements of income and consolidated balance sheets. In so doing, significant or one off items have been identified that are considered by management to be non-operating in nature. Such items that have impacted the GAAP reporting on the key captions include:

a)	Deconsolidation of Allfirst following its disposal and integration into M&T

b)	Currency factors

c)	Restructuring and integration costs

d)	Transfer of Ark Life’s sale force

e)	Disposal of Govett management contracts

f)	Fraud losses

These factors are described below in more detail.

a) Deconsolidation of Allfirst following its disposal and integration into M&T.

On September 26, 2002, AIB announced its agreement with M&T Bank Corporation (“M&T”) whereby AIB’s US subsidiary, Allfirst, would be acquired by M&T and AIB would receive 26.7 million M&T shares, representing a stake of approximately 22.5% in the enlarged M&T, together with US$ 886.1 million in cash. The agreement allowed for the cash consideration to be reduced by the amount of a pre-close dividend from Allfirst to AIB. The transaction closed on April 1, 2003 and prior to closing a dividend of US$ 865.0 million was declared and paid by Allfirst Financial Inc. Consequently, the cash consideration payable by M&T reduced to US$ 21.1 million.

The transaction is accounted for in accordance with the Urgent Issue Task Force Abstract No. 31 “Exchanges of businesses or other non-monetary assets for an interest in a subsidiary, joint venture or an associate” (“UITF 31”). Under UITF 31, the transaction is accounted for as an exchange of 77.5% of Allfirst for 22.5% of M&T pre-merger. Under this approach, the 22.5% of Allfirst that is owned by AIB, both directly before the transaction and indirectly thereafter, is treated as being owned throughout the transaction.

The transaction gave rise to a profit before tax of €1 million (loss of €40 million after tax) that was recognized in the consolidated statement of income. In accordance with the requirements of UITF 31, the unrealized element of the gain, of €489 million, has been recognised in the statement of total recognized gains and losses.

The financial statements for the year ended December 31, 2003 reflect the income and expenses of Allfirst for the period to March 31, 2003. These have been reported as discontinued activities in the statement of income. From April 1, 2003, the Group accounted for its investment in the enlarged M&T as an associated undertaking. The Group’s 22.5% share of the income before restructuring costs and taxes of the enlarged M&T is reflected in the Group consolidated statement of income within the caption “Share of operating income of associated undertakings”. The Group’s share of the taxation charge for the enlarged M&T is included in the Group’s taxation charge. The Group’s share of restructuring and integration costs within the enlarged M&T amounted to €20 million (€16 million after taxation). See “Additional Financial Information” on pages 171 and 172 for details of the impact of the deconsolidation of Allfirst on the consolidated statement of income and consolidated balance sheet for December 31, 2002.

b) Currency factors

A significant proportion of the Group’s earnings are denominated in currencies other than the euro. As a result, movements in exchange rates can have an impact on earnings growth. In 2003, the US dollar, sterling and Polish zloty average accounting rates weakened relative to the euro by 17%, 9% and 13% respectively (2002: weakened by 5%, 1% and 5% respectively; 2001: strengthened by 3%, weakened by 2% and strengthened by 10% respectively). The negative impact on earnings was partly offset by hedging profits of €28 million (2002: hedging profits of €5 million; 2001: hedging losses of €13 million).

Approximately 42% of the Group’s assets are denominated in currencies other than euro at December 31, 2003 (2002: approximately 55%). Movements in exchange rates can therefore have an impact on balance sheet caption growth rates. The US dollar, sterling and Polish zloty weakened relative to the Euro by 17%, 8% and 14% respectively in 2003 (2002: weakened by 16%, 6% and 13% respectively).

c) Restructuring and integration costs

During 2003, the Group incurred costs of €72 million (2002: €13 million; 2001: €38 million) in relation to various restructuring initiatives undertaken across the Group. Note 11(b) to the consolidated financial statements provides further detail of the restructuring and integration initiatives undertaken in each of the years.

d) Transfer of Ark Life’s sales force

The Ark life sales force was transferred to AIB’s payroll on April 1, 2003 and consequently from that date these costs have been recorded in operating expenses and amounted to €13 million in 2003. Previously, the costs in relation to the Ark life sales force were included in “contribution of life assurance company” which is part of the other income caption.

e) Disposal of Govett management contracts

On November 4, 2003, AIB announced that it had reached an agreement with Gartmore Investment Management p.l.c. to sell the majority of the Govett business, being the majority of the management contracts of Govett, its UK based asset management business. The transaction gave rise to a loss on disposal of €153 million in the consolidated statement of income for the year ended December 31, 2003. For further details on this transaction see note 15 to the consolidated financial statements.

f) Fraud losses

During 2002 AIB identified fraudulent foreign exchange trading activities (“Fraud losses”) at its U.S subsidiary Allfirst Bank. The Fraud losses amounted to US$691.2 million before taxation with costs estimated at US$ 10 million less the reversal of an incentive accrual of US$ 6 million. The losses and associated costs occurred over the years from 1997 to 2002 as follows: 1997: US$ 29.1 million; 1998: US$ 12.4 million; 1999: US$ 48.2 million; 2000: US$ 211.0 million; 2001: US$ 367.4 million; 2002: US$ 27.2 million. Under US reporting requirements the fraud losses were charged in each of the years they arose.

Commentary on 2003 results

Net income for the year ended December 31, 2003 was €656 million compared with €1,016 million for the year ended December 31, 2002. Performance in 2003 was negatively impacted by the disposal and subsequent integration of Allfirst into M&T Bank (Note 1), the disposal of businesses (Note 15) and restructuring and integration costs (Note 11(b)). Average assets decreased from €86,257 million for 2002 to €77,236 million for 2003 and the return on average assets was 0.87% for 2003, compared with 1.21% for 2002. Average stockholders’ equity increased to €4,658 million for 2003 from €4,367 million for 2002 while the return on average stockholders’ equity was 14.1% for 2003 compared to 23.3% for 2002.

Income before taxes, amounted to €987 million in 2003 compared with €1,344 million in 2002. Excluding the Fraud Losses and associated costs of €28 million in 2002, income before taxes was €1,372 million. Group operating income was €1,015 million compared to €1,330 million in 2002. Excluding the Fraud Losses and associated costs of €28 million in 2002, Group operating income was €1,358 million.

Commentary on 2002 results

Net income for the year ended December 31, 2002 was €1,016 million compared with €730 million for the year ended December 31, 2001. The 2002 results were impacted to a significantly lesser extent by the Fraud Losses which, on a net income basis, amounted to €18 million in 2002 compared with €267 million in 2001. Average assets increased from €83,966 million for 2001 to €86,257 million for 2002 and the return on average assets was 1.21% for 2002, compared with 0.92% for 2001. Average stockholders’ equity decreased to €4,367 million for 2002 from €4,541 million for 2001 while the return on average stockholders’ equity was 23.3% for 2002 compared to 16.1% for 2001.

Income before taxes amounted to €1,344 million in 2002 compared with €955 million in 2001. When the Fraud Losses and related costs of €28 million (2001: €411 million) are excluded, income before taxes amounted to €1,372 million in 2002 and €1,366 million in 2001, respectively. Group operating income amounted to €1,330 million, in 2002 compared with €852 million in 2001. Excluding the Fraud Losses and related costs of €28 million in 2002 (2001: €411 million), Group operating income amounted to €1,358 million, up 7% on the 2001 figure of €1,263 million.

Net interest income

The following table shows net interest income for the years ended December 31, 2003, 2002 and 2001.

	Years ended December 31,
	2003	2002 Restated	2001
	(Euro in millions)
Interest income	3,610	4,753	5,346
Interest expense	(1,676)	(2,402)	(3,088)

Net interest income	1,934	2,351	2,258

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

Commentary on net interest income performance in 2003

Net interest income was €1,934 million in 2003 compared with €2,351 million in 2002, a decrease of €417 million. The decrease principally reflects the deconsolidation of Allfirst of €427 million and currency factors of €86 million. Excluding these items in 2003, net interest income increased by 6%. The increase resulted from a particularly strong lending growth in AIB Bank ROI and AIB Bank GB&NI. Average interest earning assets decreased by €7,040 million (9%) when compared with 2002 primarily due to the deconsolidation of Allfirst assets.

The interest rate spread decreased by 16 basis points on a Group basis during 2003. The reduction in the interest rate spread coupled with a decrease in the gross yield resulted in a decline in the overall net interest margin to 2.72% in 2003 from 3.00% in 2002. The domestic margin decreased by 19 basis points since December 2002 to 2.54% while the foreign margin reduced by 27 basis points since December 2002 to 3.00%. The principal reasons for the margin attrition include the balance sheet funding effect of non-wholesale customer loans growing faster than non-wholesale customer liabilities, changes in product mix, and lower interest rates. Lower interest rates in Ireland and Poland have reduced margins on deposits and non-interest bearing funds. The impact of lower investment yields has reduced the return on the investment of capital and core deposit funds.

Commentary on net interest income performance in 2002

Net interest income was €2,351 million in 2002 compared with €2,258 million in 2001, an increase of €93 million or 4%. This increase arose due to strong lending growth particularly in AIB Bank ROI and AIB Bank GB&NI. Excluding the impact of currency factors of €54 million, net interest income increased by 7%. Average interest earning assets increased by €2,658 million (4%) when compared with 2001.

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

Average interest rates, gross yields, spreads and margins

The following table shows interest rates prevailing at December 31, 2003 together with average prevailing interest rates, gross yields, spreads and margins for the years ended December 31, 2003, 2002 and 2001.

	At Dec. 31,	Years ended December 31,
	2003	2003	2002	2001
Interest rates	%	%	%	%
Ireland
AIB Group’s prime lending rate	2.63	2.84	3.85	4.93
European inter-bank offered rate
One month euro	2.10	2.35	3.30	4.33
Three month euro	2.12	2.33	3.31	4.26
United Kingdom
AIB Group’s base rate	3.75	3.69	4.00	5.12
London inter-bank offered rate
One month sterling	3.81	3.65	3.93	4.98
Three month sterling	4.00	3.69	4.00	4.97
United States
Prime rate	4.00	4.12	4.67	6.92
Poland
One month zloty	5.32	5.66	9.08	16.38
Gross yields, spreads and margins(1)
Gross yield(2)
Group		4.71	5.45	6.78
Domestic		4.35	5.12	5.87
Foreign		5.33	5.78	7.58
Interest rate spread(3)
Group		2.35	2.51	2.31
Domestic		2.26	2.29	1.90
Foreign		2.48	2.72	2.71
Net interest margin(4)
Group		2.72	3.00	2.99
Domestic		2.54	2.73	2.59
Foreign		3.00	3.27	3.34

	December 31,
	2003	2002	2001
	(Euro in millions)
Average interest earning assets
Group	71,211	78,251	75,593
Domestic	44,679	38,663	35,417
Foreign	26,532	39,588	40,176

(1)	The gross yields, spreads and margins presented in this table are extracted from the average balance sheets and interest rates presented on page 23 of this Report and this breakdown into domestic and foreign has been compiled on the basis of location of office.

(2)	Gross yield represents the average interest rate earned on interest earning assets.

(3)	Interest rate spread represents the difference between the average interest rate earned on interest earning assets and the average interest rate paid on interest bearing liabilities.

(4)	Net interest margin represents net interest income as a percentage of average interest earning assets.

Average Balance Sheet and Interest Rates

	Years ended December 31,
	2003			2002			2001
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(Euro in millions)%			(Euro in millions)%			(Euro in millions)%
ASSETS
Placings with banks
Domestic offices	3,138	85	2.7	3,388	103	3.0	3,441	138	4.0
Foreign offices	770	27	3.5	1,884	81	4.3	2,041	117	5.7
Loans to customers(1)
Domestic offices	28,361	1,352	4.8	23,530	1,360	5.8	21,210	1,390	6.6
Foreign offices	18,642	1,012	5.4	26,369	1,573	6.0	25,026	2,051	8.2

Placings with banks and loans to customers(1)
Domestic offices	31,499	1,437	4.6	26,918	1,463	5.4	24,651	1,528	6.2
Foreign offices	19,412	1,039	5.4	28,253	1,654	5.9	27,067	2,168	7.9
Funds sold
Domestic offices	—	—	—	—	—	—	—	—	—
Foreign offices	288	4	1.3	744	12	1.6	93	2	2.7
Investment securities
Domestic offices	11,278	397	3.5	9,850	401	4.1	8,886	432	4.9
Foreign offices	6,006	315	5.3	9,311	550	5.9	11,558	784	6.8
Installment credit and finance lease receivables
Domestic offices	1,902	108	5.7	1,895	115	6.1	1,880	119	6.3
Foreign offices	826	55	6.7	1,280	73	5.7	1,458	90	6.2
Total interest earning assets
Domestic offices	44,679	1,942	4.3	38,663	1,979	5.1	35,417	2,079	5.9
Foreign offices	26,532	1,413	5.3	39,588	2,289	5.8	40,176	3,044	7.6

	71,211	3,355	4.7	78,251	4,268	5.5	75,593	5,123	6.8
Allowance for loan losses	(741)			(956)			(939)
Non-interest earning assets	6,766			8,962			9,312

Total assets	77,236	3,355	4.3	86,257	4,268	4.9	83,966	5,123	6.1

Percentage of assets applicable to foreign activities			37.9			51.6			53.1
LIABILITIES AND STOCKHOLDERS’EQUITY
Interest bearing deposits and other short-term borrowings
Domestic offices	36,836	727	2.0	31,005	837	2.7	27,285	1,044	3.8
Foreign offices	21,230	606	2.9	30,326	935	3.1	32,519	1,588	4.9
Funds purchased
Domestic offices	—	—	—	—	—	—	—	—	—
Foreign offices	264	3	1.2	1,489	24	1.6	1,694	65	3.8
Subordinated liabilities
Domestic offices	1,682	78	4.7	1,642	85	5.2	1,906	116	6.1
Foreign offices	132	7	5.2	682	36	5.3	788	52	6.6
Total interest bearing liabilities
Domestic offices	38,518	805	2.1	32,647	922	2.8	29,191	1,160	4.0
Foreign offices	21,626	616	2.8	32,497	995	3.1	35,001	1,705	4.9

	60,144	1,421	2.4	65,144	1,917	2.9	64,192	2,865	4.5
Interest–free liabilities
Current accounts	7,798			10,764			9,578
Other liabilities	4,230			5,444			5,104
Minority equity and non-equity interests	191			285			298
Preference share capital	215			253			253
Ordinary stockholders’ equity	4,658			4,367			4,541

Total liabilities and stockholders’ equity	77,236	1,421	1.8	86,257	1,917	2.2	83,966	2,865	3.4

Percentage of liabilities applicable to foreign activities			35.6			50.0			53.5

(1)	Loans to customers include money market funds. Non-accrual loans and loans classified as problem loans are also classified within this caption. See Item 11 – Loan Portfolio – “Provision and allowance for loan losses”.

The following table allocates changes in net interest income between volume and rate for the year ended December 31, 2003 compared with the year ended December 31, 2002 and for the year ended December 31, 2002 compared to the year ended December 31, 2001.Volume and rate variances have been calculated based on the movements in average balances over the period and changes in interest rates on average interest earning assets and average interest bearing liabilities respectively. Changes due to a combination of volume and rate are allocated ratably to volume and rate.

	December 2003 over December 2002			December 2002 over December 2001
	Increase/ (decrease) due to changes in:
	Average Volume	Average Rate	Net Change	Average Volume	Average Rate	Net Change

			(Euro in millions)
INTEREST EARNING ASSETS
Placings with banks
Domestic offices	(8)	(10)	(18)	(2)	(33)	(35)
Foreign offices	(41)	(13)	(54)	(8)	(28)	(36)
Loans to customers
Domestic offices	252	(260)	(8)	147	(177)	(30)
Foreign offices	(418)	(143)	(561)	104	(582)	(478)

Placings with banks and loans to customers
Domestic offices	244	(270)	(26)	145	(210)	(65)
Foreign offices	(459)	(156)	(615)	96	(610)	(514)
Funds sold
Domestic offices	—	—	—	—	—	—
Foreign offices	(6)	(2)	(8)	11	(1)	10
Investment securities
Domestic offices	57	(61)	(4)	44	(75)	(31)
Foreign offices	(183)	(52)	(235)	(139)	(95)	(234)
Installment credit and finance lease receivables
Domestic offices	—	(7)	(7)	1	(5)	(4)
Foreign offices	(29)	11	(18)	(10)	(7)	(17)

Total interest income	(376)	(537)	(913)	148	(1,003)	(855)

INTEREST BEARING LIABILITIES
Interest bearing deposits and other short-term borrowings
Domestic offices	291	(401)	(110)	184	(391)	(207)
Foreign offices	(271)	(58)	(329)	(101)	(552)	(653)
Funds purchased
Domestic offices	—	—	—	—	—	—
Foreign offices	(16)	(5)	(21)	(7)	(34)	(41)
Subordinated liabilities
Domestic offices	2	(9)	(7)	(15)	(16)	(31)
Foreign offices	(28)	(1)	(29)	(7)	(9)	(16)

Total interest expense	(22)	(474)	(496)	54	(1,002)	(948)

Net interest income
Domestic offices	8	72	80	21	117	138
Foreign offices	(362)	(135)	(497)	73	(118)	(45)

Net interest income	(354)	(63)	(417)	94	(1)	93

Other finance income

	Years ended December 31,
	2003	2002	2001
	(Euro in millions)
Expected return on pension plan assets	161	220	213
Interest on pension plan liabilities	(149)	(158)	(146)

Total other finance income	12	62	67

Under FRS 17 “Retirement benefits”, the net of the interest cost on liabilities and the expected return on assets is recorded as other finance income adjacent to interest. The interest cost represents the unwinding of the discount on the plan liabilities. The expected return on assets is based on long-term expectations at the beginning of the period.

A description of the retirement benefit plans operated by the Group is provided in Note 14 of the Notes to Consolidated Financial Statements.

Other income

The following table shows other income for the years ended December 31, 2003, 2002 and 2001.

	Years ended December 31,
	2003	2002 Restated	2001
	(Euro in millions)
Dividend income	16	14	11
Banking fees and commissions(1) Asset management and investment banking fees	864 150	1,045 256	962 296
Fees and commissions receivable(1)	1,014	1,301	1,258
Fees and commissions payable	(125)	(138)	(128)
Dealing profits(2)	135	74	92
Exceptional foreign exchange dealing losses	—	(18)	(417)
Other operating income:
Profit on disposal of debt securities held for investment purposes Profit on disposal of investments in associated undertakings Profit/(loss) on disposal of equity shares Contribution of life assurance company Contribution from securitized assets Mortgage origination and servicing income Miscellaneous operating income(3)	37 — 3 60 1 2 63	106 1 11 57 4 7 77	24 1 (3 84 5 10 72)
	166	263	193

Total other income	1,206	1,496	1,009

(l)	Includes fees and commissions related to foreign exchange activities which were €58 million, €85 million and €90 million for 2003, 2002 and 2001, respectively. The 2003 figure includes a charge of €24.2 million in relation to amounts due to customers arising from the overcharging on certain foreign exchange products as outlined in Note 53 - “Subsequent events: Pricing of foreign exchange products”.

(2)	Includes dealing profits relating to foreign exchange activities which were €92 million, €78 million and €75 million for 2003, 2002 and 2001, respectively, before the Fraud Losses.

(3)	Includes foreign currency translation gains and losses of €31 million, €34 million and €38 million for 2003, 2002 and 2001, respectively.

Commentary on other income performance in 2003

In the year ended December 31, 2003 other income was €1,206 million compared with €1,496 million for the year ended December 31, 2002, a decrease of €290 million. The decrease reflects the impact of the deconsolidation of Allfirst of €353 million and currency factors of €29 million. The statement of income included Allfirst for the full year in 2002 and only three months in 2003. Excluding the impact of these items, other income increased by 10%. Other income represented 39.1% of total income.

•	Banking fees and commissions were down €181 million (17%). Excluding the impact of the deconsolidation of Allfirst of €213 million and currency factors of €51 million, banking fees and commisions in 2003 were up 12%.

•	Asset management and Investment Banking fees were down €106 million (42%). Excluding the impact of the deconsolidation of Allfirst of €84 million and currency factors of €4 million, asset management and investment banking fees in 2003 were down 13%.

•	Contribution of life assurance company up 6%.

Banking fees and commissions in 2003 accounted for over 70% of other income within AIB Group. The strong growth resulted from increased volumes of business and a substantially higher level of arrangement fees due to strong lending growth. In Poland, growth in branch fees and commissions, and credit card income, was strong.

Investment banking revenues were lower due to subdued merger and acquisition activity and reduced cross-border structuring transactions. In Asset Management, a significant event was the sale of the Govett business, being the majority of the management contracts of Govett to Gartmore Investment Management p.l.c. in November 2003.

The increase in dealing profits was mainly driven by a strong performance from bond management activities. Profit from hedging of foreign earnings was €28 million in 2003 compared to a profit of €5 million in 2002.

The 6% increase in Ark Life profit reflects good growth in income from protection products and a significant increase of 40% in sales in the second half compared with the second half of 2002.

Commentary on other income performance in 2002

In the year ended December 31, 2002 other income was €1,496 million compared with €1,009 million for the year ended December 31, 2001, an increase of €487 million. The increase largely reflects the reduction in 2002 of the Fraud Losses of €399 million offset by currency factors of €16 million. Excluding these items other income was up 7%. Excluding the Fraud Losses, other income represented 40.1% of total income.

•	Banking fees and commissions up €83 million (9%), excluding currency factors of €24 million, banking fees and commissions were up 15%.

•	Asset management and investment banking fees down €39 million (13%), excluding currency factors of €7 million, asset management and investment banking fees were down 11%.

•	Contribution of life assurance company down 32%.

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

Asset management and investment banking revenues were lower by 11% due to a decline in asset values, reduced business volumes and the general impact of difficult equity markets. The restructuring of the AIB joint venture with Bank of New York impacted the trend as the Group’s share of fee income previously reported under this caption is now reported net of expenses incurred under the caption income from associated undertakings.

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

Operating expenses

The following table shows operating expenses for the years ended December 31, 2003, 2002 and 2001.

	Years ended December 31,
	2003	2002	2001
	(Euro in millions)
Staff costs	1,157	1,391	1,342
Other administrative expenses	552	717	703
Depreciation	148	175	164
Amortization of goodwill	31	32	31

Operating expenses before integration costs	1,888	2,315	2,240
Restructuring and integration costs in continuing businesses	72	13	38

Total operating expenses	1,960	2,328	2,278

Commentary on operating expenses in 2003

In the year ended December 31, 2003 operating expenses were €1,960 million, compared with €2,328 million for the year ended December 31, 2002, a decrease of €368 million (16%). The decrease reflects the deconsolidation of Allfirst of €460 million and currency factors of €90 million offset by an increase in restructuring and integration costs of €72 million (€13 million in 2002 was in relation to Allfirst) and the impact of the Ark life sales force reorganisation of €13 million. Excluding these items, operating expenses increased by 6%. The 6% increase includes some costs relating to the development of new integrated groupwide reporting and information systems, investment in building top class risk and governance infrastructure and practices, and there were additional costs relating to the USA. The growth also includes the first full year of depreciation of €19 million (1% in cost growth terms) relating to our new branch technology platform in Poland.

Operating expenses increased by 5% in our operating divisions reflecting strong business activity levels. In addition, a provision of €62 million was made in relation to an early retirement offer to a limited number of staff in Ireland and Britain. In Poland, there was a restructuring charge of €10 million, covering the closure of branches and the writedown in value of properties and branch equipment.

The Group’s tangible cost income ratio, excluding goodwill amortisation of €31 million and the restructuring and integration costs of €72 million was 58.5%, up 0.6% compared with 2002.

In 2003 staff costs were €1,157 million compared with €1,391 million in 2002, a decrease of €234 million (17%). The decrease reflects the deconsolidation of Allfirst of €270 million and currency factors of €52 million, offset by an increase in restructuring and integration costs of €72 million (€13 million in 2002 was in relation to Allfirst) and the impact of the Ark life sales force reorganisation of €11 million. Excluding these items, staff costs increased by 8%. The 8% increase reflected normal salary increases, staff costs relating to the development of new integrated groupwide reporting and information systems and investment in core businesses.

Other administrative expenses decreased by €165 million (23%) from €717 million in 2002 to €552 million in 2003. The decrease reflects the deconsolidation of Allfirst of €144 million, currency factors of €32 million and the impact of the Ark Life sales force reorganisation of €2 million. Excluding these items, other administrative expenses increased by 2%.

The depreciation charge for 2003 was €148 million compared with €175 million for 2002, a decrease of €27 million (15%). The decrease reflects the deconsolidation of Allfirst of €33 million and currency factors of €8 million. Excluding these items, the depreciation charge increased by 11%. The increase reflected continued investment in technology and systems and the commencement of full year depreciation of the new technology platform in Poland.

Commentary on operating expenses in 2002

In the year ended December 31, 2002 operating expenses were €2,328 million compared with €2,278 million for the year ended December 31, 2001, an increase of €50 million.

Excluding the impact of currency factors of €56 million and the decrease in restructuring and integration costs of €25 million, operating expense growth was lower than expectations with a 4% increase compared with a 10% increase in 2001. While business volumes increased substantially, tight cost management and cost saving initiatives improved productivity. In AIB Bank ROI salary increases were partly offset by a cost savings program in central supports and the cost income ratio remained at 51%. The Group continued to invest in its core businesses, major items being the opening of new offices and recruitment of experienced business and corporate bankers in Great Britain, expansion of Corporate Banking activities in New York and the implementation of a new technology platform in Poland. Realization of integration benefits from the merger of WBK and Bank Zachodni in Poland was evident while expansion of the franchise continued. The Group’s tangible cost income ratio, excluding the Fraud Losses and related costs of €28 million, goodwill amortization of €32 million and the restructuring and integration costs in continuing businesses of €13 million was 57.8%, down 1.2% compared with 2001, with notable reductions in Capital Markets, AIB Bank GB & NI and Poland.

Restructuring and integration costs in continuing businesses related to the Allfirst early retirement program in 2002 and Poland integration costs in 2001.

In 2002, staff costs were €1,391 million compared with €1,342 million for 2001, an increase of €49 million reflecting normal salary increases and investment in core businesses. Excluding currency factors of €32 million, staff costs were up 4%. Other administrative expenses increased by €14 million (2%) to €717 million for 2002 compared with €703 million for 2001. Excluding acquisitions of €10 million and currency factors of €18 million, other administrative expenses increased by 3%.

The depreciation charge for 2002 was €175 million compared with €164 million for 2001, an increase of €11 million (7%). The increase reflects continued investment in technology and systems. Excluding currency factors of €2 million, the depreciation charge increased by 7%.

Provisions for loan losses

The following table shows the provisions for loan losses charged to income for each of the three years ended December 31, 2003, 2002 and 2001.

	Years ended December 31,
	2003	2002	2001
	(Euro in millions)
Provisions for loan losses	152	194	179

As a percentage of average loans(1)	0.31%	0.37%	0.36%

(1)	Average loans, before provisions less unearned income, include leasing and installment credit.

Please also see “Provision and allowance for loan losses” on pages 69 and 70, ”Net loans charged off” on pages 72 and 73 and “Non-performing loans” on page 77.

Commentary on provision for loan losses in 2003

The provisions for loan losses of €152 million (0.31% of average advances) for the year ended December 31, 2003 were €42 million lower than 2002 (€194 million, 0.37% of average advances). This improvement primarily reflects a reduction of €74 million due to the sale of Allfirst during 2003, and the fact that the 2002 provision included a release of €40 million due to the use of unallocated provisions (raised at Group level and reported in Ireland). €10 million of the 2003 provision charge relates to Allfirst prior to disposal.

Ireland

The provision for loan losses increased by €25 million to €64 million in the year to December 2003 (2002: €39 million). Excluding unallocated provisions (€40 million utilized in 2002 and €5 million created in 2003), the 2003 provision reduced by €20 million driven by reduced specific provisioning in Capital Markets division of €26 million offset by higher provisioning in ROI division of €6 million which included €6 million for general provision (€1 million 2002) to reflect growth in advances. The quality of both the retail and commercial portfolios has been maintained with no specific sectoral deterioration. Home mortgage lending continued to be buoyant without compromising credit quality.

United Kingdom

In 2003 the provision for loan losses increased by €19 million to €49 million reflecting higher specific provisioning in Capital Markets division of €22 million offset by reduced provisioning in AIB Bank GB/NI division of €3 million. The increase in Capital Markets was largely attributable to specific provisions created for three new non-performing loans and the provision and subsequent write off of one large credit in the services sector. Provisioning in AIB Bank GB/NI division was largely in line with 2002. Higher net specific provisions, influenced by two large commercial credits, were offset by a lower level of general provision charge. The general provision charge was reduced largely to reflect improved quality and historical loss experience.

United States

In 2003 the provision for loan losses was €7 million (2002: €85 million). The reduction of €78 million includes €74 million attributable to the divesting of Allfirst at the end of Quarter 1 2003 and a takeback of €6 million from general provision to reallocate to provisions on debt securities.

Poland

The provision for loan losses for the year to December 31, 2003 at €32 million includes an element (€1 million) of general provisioning, and is €9 million lower than the 2002 provision. While over half of the year on year reduction is attributable to exchange rate movements, it also reflects lower provisioning for the consumer portfolio, a reduction in the rate of gross new non-performing loans, and lower levels of gross provisions raised in the period.

Commentary on provision for loan losses in 2002

The provisions for loan losses of €194 million (0.37% of average advances) for the year ended December 31, 2002 were €15 million higher than 2001 (€179 million, 0.36% of average advances). This is after the utilization of €40 million of the unallocated provision of €50 million to offset one specific large provision case in the USA. The unallocated provision (raised at Group level and reported in Ireland) was created in December 2001, at a time of economic uncertainty and market weakness, to cover possible problem situations which were not identifiable at that time.

Ireland

The provision for loan losses decreased by €67 million to €39 million in the year to December 31, 2002 (2001: €106 million). The creation of the €50 million unallocated in 2001 and the utilization of €40 million of that provision in 2002 had the effect of reducing the charge, year on year, by €90 million. This was offset by increases in AIB Bank ROI of €8 million and €15 million in Capital Markets. The increase in AIB Bank ROI was due mainly to the introduction of a new provisioning matrix in the Credit Card business with provisions now being created at an earlier stage of delinquency. Non-performing loans in other portfolios also showed some increase in the period. The increase in Capital Markets primarily related to the deterioration of some UK and Irish energy sector credits booked in Ireland. The provision as a percentage of advances has increased in AIB Bank ROI from 0.25% in December 2001 to 0.27% and in Capital Markets from 0.18% to 0.43%.

United Kingdom

In 2002 the provision for loan losses at €30 million was €11 million higher than the year to December 31, 2001. This increase was attributable to higher specific provisions of €7 million in Capital Markets due to the deterioration of some UK energy sector credits and a higher level of general provision in AIB Bank GB & NI, reflecting the recent growth in the loan portfolio.

United States

The provision for loan losses increased in the year to December 31, 2002 by €47 million to €85 million due primarily to the inclusion of €40 million in relation to a telecommunication credit in Allfirst (provision charged-off in full in December 2002) and an increase in the general provision due to uncertainty in the local economic environments as well as the potential loss associated with corporate portfolios, particularly communications and aircraft leasing. As a percentage of advances, the provision has increased from 0.28% in December 2001 to 0.68% in 2002.

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

Rest of World

The net provision for the rest of the world resulted in a recovery of €1 million in 2002 compared with net provisions of nil in 2001.

Provisions for contingent liabilities and commitments

The following table shows the provisions for contingent liabilities and commitments for the years ended December 31, 2003, 2002 and 2001.

	Years ended December 31,
	2003	2002	2001
	(Euro in millions)
Provisions for contingent liabilities and commitments	9	2	19

The provision for contingent liabilities and commitments was €9 million compared with €2 million in 2002 and included a credit related provision of €8 million in Capital Markets.

Amounts written off fixed asset investments

	Years ended December 31,
	2003	2002	2001
	(Euro in millions)
Amounts written off fixed asset investments	16	55	6

The provision for amounts written off fixed asset investments declined to €16 million in 2003 from €55 million in 2002. In 2002, the general deterioration in equity markets led to a number of equity investment write downs, mainly in the technology and telecom sectors.

(Loss)/profit on disposal of businesses

2003

The loss on disposal of businesses from continuing activities of €142 million relates to the loss on disposal of Govett of €153 million, offset by the profit on disposal of the AIB New York retail branch of €7 million (tax charge €3 million) and the profit on disposal of Polsoft, a software development subsidiary in Poland, of €4 million (tax charge €1 million).

On November 4, 2003, AIB announced that it had reached an agreement with Gartmore Investment Management p.l.c. (“Gartmore”) to sell the majority of the Govett business, being the majority of the management contracts of Govett, its UK based asset management business. The remaining UK and Singapore operations of Govett will be wound down following completion of the sale. Certain management contracts were excluded from the sale and will be managed by AIB’s Irish based asset management company, AIB Investment Managers (“AIB IM”). The operations of AIB IM were otherwise unaffected by this transaction.

Total consideration for the business is estimated to be €17 million and is payable in cash. The consideration is made up of an initial payment of €6 million plus a series of payments based on the level of fees earned by Gartmore on the Govett management contracts over the following three years. The initial payment of €6 million is reflected in the financial statements for the year ended December 31, 2003.

The transaction gave rise to a loss on disposal of €153 million in the consolidated statement of income for the year ended December 31, 2003. The loss on disposal was made up of the €6 million consideration less goodwill previously written off of €139 million and one off closure costs of €20 million. The goodwill of €139 million was previously written off to reserves on the purchase of Govett, in 1995. The after tax loss is €152 million. The financial statements for the year ended December 31, 2003 also reflect the income and expenses for Govett for the period as part of continuing activities, which amounted to a loss before tax of €12 million.

2001

In August 2001, AIB’s interests in Keppel Capital Holdings Ltd. in Singapore were sold to Oversea-Chinese Banking Corporation Limited, giving rise to a profit before taxation on disposal of €93 million (tax charge € nil).

Applicable taxes

The following table shows applicable income taxes and tax rates, as well as effective tax rates, for the years ended December 31, 2003, 2002 and 2001.

	Years ended December 31,
	2003	2002	2001
	(Euro in millions)
Applicable income taxes	315	296	187

Irish corporation tax rate	12.5%	16.0%	20.0%
Effective tax rate	31.9%	22.0%	19.5%
Effective tax rate - adjusted(1)	24.2%	22.3%	24.2%

(1)	The adjusted effective tax rate has been presented to eliminate the loss on disposal of Govett of €153 million (net of tax: €152 million) and the withholding tax on the Allfirst dividend of €40 million in 2003 and the effect of the exceptional foreign exchange dealing losses of €28 million (net of tax: €18 million) and €411 million (net of tax: €267 million) in 2002 and 2001, respectively.

The taxation charge was €315 million, compared with €296 million in 2002. The adjusted effective tax rate was 24.2% compared with 22.3% in 2002. The effective tax rate in 2003 was impacted by the Allfirst dividend withholding tax transaction of €40 million, the Irish Government bank levy of €29.5 million, the implementation of the early retirement programme of €62 million (net of tax: €52 million) and the loss on the disposal of Govett of €153 million (net of tax: €152 million). The tax rate in 2003 was 21.3% after adjusting for these items. The effective tax rate is influenced by the geographic mix of profits which are taxed at the rates applicable in the foreign jurisdictions.

The taxation charge was €296 million in 2002 compared with €187 million in 2001. The adjusted effective tax rate for 2002 was 22.3% down from 24.2% in 2001. The reduction in the adjusted effective tax rate was mainly due to the decrease in the standard rate of Irish corporation tax from 20% in 2001 to 16% in 2002.

Balance sheet

Total assets amounted to €81 billion at December 31, 2003 compared to €86 billion (page 87) at December 31, 2002. The decrease reflects the deconsolidation of Allfirst following its sale to M&T on 1 April 2003. The balance sheet at December 31, 2002 included Allfirst total assets of €15 billion whereas the December 31, 2003 balance sheet did not include Allfirst. Excluding Allfirst, total assets amounted to €81 billion at December 31, 2003 compared to €70 billion at December 31, 2002. The US dollar, sterling and the Polish zloty weakened against the euro by 17%, 8% and 14% respectively since December 31, 2002. Adjusting for the impact of currency, total assets were up 21% since December 31, 2002 while loans to customers increased by 21% and customer accounts by 11%. Risk weighted assets excluding currency factors increased by 23% to €63 billion.

Gross loans and advances to customers decreased to €51.2 billion at December 31, 2003 from €54.3 billion at December 31, 2002. A decrease of €9.7 billion following the disposal of Allfirst was partially offset by an increase in AIB Bank ROI of €5.6 billion driven by increases in the lending book across residential mortgages, term loans and market loans. An increase of €2.1 billion was recorded in AIB Bank GB & NI, generated by a growth in lending to businesses and corporates in targeted niches.

Debt securities were €18.1 billion at December 31, 2003 compared with €18.2 billion at December 31, 2002. The decrease was due to the disposal of Allfirst partly offset by growth in Capital Markets division. Deposits by banks were €18.1 billion at December 31, 2003 compared with €16.1 billion at December 31, 2002 with the increase arising predominantly within the Capital Markets division.

Customer accounts decreased to €44.6 billion from €53.0 billion at December 31, 2002. The decrease arose primarily because of the disposal of the Allfirst business partly offset by increases in AIB Bank ROI, AIB Bank GB & NI and Capital Markets.

Outlook

A favourable outlook for 2004 is supported by a good start to the year where AIB continues to see strong demand for lending facilities. The Group’s confidence about the future is underpinned by continued strong asset quality and further improving efficiency levels. Reflecting this very strong business performance, double-digit profit growth in 2004 is targeted in the operating divisions. Due to the expected substantial increase in Poland profit, the related minority interest charge is expected to be higher and it is also anticipated that the expected strong growth in British, Polish and US profits will increase the effective tax rate.

The Group has hedged approximately 80% of its projected 2004 foreign earnings with the expected US dollar translation exposure fully hedged. Allowing for this hedged position and recognizing the €28 million benefit of 2003 hedging strategies and the impact of current rates on the unhedged portion, the negative financial impact of the strong euro is expected to be 3% in 2004 in adjusted earnings per share growth terms.

In Group terms, adjusted earnings per share, after the 2003 impact of the early retirement programme and the M&T/Poland restructuring costs, is expected to increase by a mid single-digit percentage in 2004 with a higher earnings trend in the second half compared to the first half-year.

Performance by division

On a divisional basis income is measured in euro and consequently includes the impact of currency movements. The divisional statements of income for 2002 and 2001 have been restated to reflect the following: (a) the movement of Allied Irish America from USA division to Capital Markets division, (b) the centralization of the management of the Group’s Treasury operations in Poland to Capital Markets division, (c) the implementation of UITF 37 ‘Purchases and sales of own shares’, Capital Markets other income reduced by €3 million in 2002, and (d) a change in the allocation of pension costs across business segments.

Income before taxes by division for the years ended December 31, 2003, 2002 and 2001 was as follows:

	Years ended December 31,
	2003	2002 Restated	2001 Restated
	(Euro in millions)
Income before taxes(1)
AIB Bank ROI	573	560	536
AIB Bank GB & NI	237	241	225
Allfirst	54	285	350
Capital Markets	102	239	216
Poland	10	39	20
Group	11	(2)	25

	987	1,362	1,372
Exceptional foreign exchange dealing losses	—	(18)	(417)

Total	987	1,344	955

(1)	The business segment information is based on management accounts information. Interest income on capital is allocated to the divisions on the basis of the capital required to support the level of risk weighted assets. Interest income earned on capital not allocated to divisions is reported in Group.

AIB Bank ROI division

AIB Bank ROI: Retail and commercial banking operations in Ireland, Channel Islands, and Isle of Man; AIB Finance and Leasing; Card Services; and AIB’s life and pensions subsidiary Ark Life Assurance Company.

	Years ended December 31,
	2003	2002 Restated	2001 Restated
	(Euro in millions)
AIB Bank ROI statement of income
Net interest income	1,016	921	843
Other income(1)	365	353	359

Total operating income	1,381	1,274	1,202
Operating expenses Early retirement costs	719 40	667 —	624 —

Total operating expenses	759	667	624

Operating income before provisions	622	607	578
Provisions	62	55	44

Operating income	560	552	534
Income on disposal of property	13	8	2

Income before taxes	573	560	536

(l)	Included in the 2003 figure is a charge of €24.2 million in relation to amounts due to customers arising from the overcharging on certain foreign exchange products. For further details see Note 53 - “Subsequent events: Pricing of foreign exchange products”.

2003 performance

AIB Bank ROI income before taxes of €573 million in 2003 was up 2% compared with €560 million in 2002. Excluding the impact of early retirement costs of €40 million, income before taxes was up 9%.

Banking operations in the Republic of Ireland enjoyed another good year of growth with income before taxes increasing by 10%. Particularly strong lending growth and good deposit growth coupled with higher productivity and good underlying cost containment were the key drivers of this strong performance. Loans increased by 28% since December 2002, including home mortgages up 34% and other loans up 25%. Customer deposits increased by 9% with particularly strong growth in the second half-year, up 6% since June 2003. Operating expenses were up 6% excluding the impact of the Ark life sales force reorganization of €13 million (the Ark life sales force was transferred to AIB’s payroll on April 1, 2003). This increase reflects costs associated with higher business activity levels and normal salary increases. The cost income ratio remained at 52%.

Each of the business units in Ireland produced positive results in their respective markets. AIB Card Services income before taxes growth was particularly good reflecting higher loan volumes and good cost management resulting in a reduction in the cost income ratio to below 50%. Income before taxes also increased in AIB Finance and Leasing as a result of strong growth in loan volumes and higher fees and commissions.

Ark Life income before taxes was up 6% to €60 million. This performance reflects strong growth in income from protection products and a much improved performance in the second half-year with overall sales volumes ahead by 40% compared with the second half of 2002. Profit in 2002 benefited from the closing of the Government sponsored Special Savings Incentive Accounts (“SSIAs”) campaign and a reduced discount rate used in the calculation of embedded values, but these benefits were largely offset by a reduction in embedded values as a result of the decline in world equity markets.

2002 performance

AIB Bank ROI income before taxes was €560 million, up 4% on the year to December 2001.

Banking operations in the Republic of Ireland produced a strong performance with income before taxes up 11% in less buoyant economic conditions. There was strong growth in business volumes with loans up 20% since December 2001, non-home loan lending up 16% and home loans up 31%. This reflected the capability to grow revenues and significantly increase market penetration. Total deposits were up 7% due to a strong performance in the second half with growth of 6% following a 1% increase in the first half which was affected by an exceptional position at December 31, 2001 in the run up to euro conversion. Average deposits were up 11%. AIB Card Services reported strong income growth benefiting from good growth in loan volumes and a lower cost income ratio. AIB Finance and Leasing income also increased as a result of lower costs and strong growth in loan volumes.

Costs increased by 7% due to higher business activity levels and salary increases relating to the National Programme for Prosperity and Fairness partly offset by cost saving initiatives in central supports, with the cost income ratio remaining at 52%.

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

AIB Bank GB & NI division

Retail and commercial banking operations in Great Britain and Northern Ireland.

	Years ended December 31,
	2003	2002 Restated	2001 Restated
	(Euro in millions)
AIB Bank GB & NI statement of income
Net interest income	364	363	336
Other income	165	166	161

Total operating income	529	529	497
Operating expenses Early retirement costs	260 15	266 —	254 —
Total operating expenses	275	266	254

Operating income before provisions	254	263	243
Provisions	19	22	19

Operating income	235	241	224
Income on disposal of property	2	—	1

Income before taxes	237	241	225

2003 performance

AIB Bank GB & NI income before taxes was €237 million in 2003 compared with €241 million in 2002. Excluding early retirement costs of €15 million and currency factors of €22 million, income before taxes was up 15%, reflecting a very strong business performance in 2003.

Loans increased by 25% excluding currency factors of €0.7 billion and deposits increased by 15% excluding currency factors of €0.6 billion. Other income, excluding currency factors of €15 million, was up 9% as a consequence of a substantially higher level of arrangement fees due to strong lending growth. Productivity continued to improve with the cost income ratio reducing from 50% to 49% notwithstanding investment in business expansion initiatives. Credit quality remained strong with a reduction in the bad debt charge and non-performing loans reducing to 0.8% of total loans, evidence of a prudent and selective approach to new business development.

AIB Bank GB, primarily a focused business bank providing relationship banking with a strong customer service ethos, had very strong income before taxes growth, excluding early retirement costs of €4 million and currency factors of €10 million, of 21% to €125 million. Loans increased by 28% with significant growth in lending to businesses and corporates in targeted niches. Deposits were up 18%, in the professional sector the increase was over 40% reflecting the acquisition of new business, particularly in the legal and accounting segments. Future business development capacity continues to be enhanced with seven business development offices opened in 2003. Within its chosen niches, AIB GB is increasingly viewed by its customers as offering a superior alternative to competitors, based on its ability to deliver better value and service.

First Trust Bank, a full retail and commercial banking operation in Northern Ireland, reported income before taxes of €127 million in 2003. Excluding early retirement costs of €11 million and currency factors of €12 million, income before taxes was up 10%. Loans and deposits were up 21% and 13% respectively with strong growth in home mortgages reflecting continuing increases in market share. Other income was up reflecting good growth in foreign exchange commissions. Focus on key markets was intensified, an example being our opening of a dedicated private banking branch, the first of its kind in Northern Ireland.

2002 performance

AIB Bank GB&NI income before taxes was €241 million in 2002 compared with €225 million in 2001. Excluding currency factors of €3 million, income before taxes was up 9%. There was a particularly strong performance in AIB Bank GB as a result of substantially increased business volumes. Average loans, excluding currency factors of €0.1 billion, increased by 15% with significant growth in the not-for-profit and professional sectors. In First Trust Bank, home loan activity was buoyant with an increase of 17% in total home loans. Average deposits, excluding currency factors of €0.1 billion, were up 11% as a result of increased business development activity. The Division expanded its business development capability with the opening of new offices in Britain and recruitment of experienced business bankers.

Notwithstanding business expansion initiatives, costs were well managed with the cost income ratio declining from 51% to 50%.

Credit quality remained strong. An achievement was a reduction of 12% in non-performing loans and the bad debt charge was predominantly general with a modest net specific charge.

Allfirst

Allied Irish America (“AIA”) was moved into the Capital Markets Division during the year. Allfirst was disposed of on March 31, 2003. (see Note 1 of the Notes to the Consolidated Financial Statements for further discussion).

	Years ended December 31,
	2003	2002 Restated	2001 Restated
	(Euro in millions)
USA statement of income
Net interest income	87	516	550
Other income	103	446	395

Total operating income	190	962	945
Operating expenses Restructuring costs in continuing businesses	125 —	568 13	561 —
Total operating expenses	125	581	561

Operating income before provisions	65	381	384
Provisions	11	95	34

Operating income	54	286	350
Loss on disposal of property	—	(1)	—

Income before taxes	54	285	350

2003 performance

Allfirst – The statement of income includes Allfirst for the full year in 2002 and only the period from January 1 to March 31, in 2003. Income before taxes for Allfirst was €54 million for the period from January 1, 2003 to March 31, 2003, compared with €285 million for the year ended December 31, 2002. Net interest income for the quarter to March 31, 2003 reduced due to lower yields on investment securities following a restructuring of the portfolio in the fourth quarter of 2002, partly offset by securities gains of US$26 million reflected in other income.

2002 performance

Income before taxes of USA division, excluding the Fraud Losses of €18 million decreased by €65 million to €285 million for the year ended December 31, 2002 compared with €350 million for the year ended December 31, 2001.

Allfirst – 2002 was a difficult year for Allfirst in the aftermath of the Fraud Losses. In financial terms the results benefited from securities gains of US$69 million (net of lost yield) arising from a restructuring of the portfolio in the fourth quarter. The restructuring of the portfolio reduced interest rate risk exposure by replacing longer dated securities with shorter dated issues.

Provisions and writedowns were substantially higher. There was a credit provision of US$38 million for one specific case, a US$16 million writedowns of mutual fund assets held as a hedge for incentive plan liabilities and a US$10 million provision for residual values in the auto lease portfolio. The customer base was stable and average core deposits increased by 1% in 2002. There was little demand for borrowing by corporate customers in this subdued business climate but direct retail and SME lending increased by 3%. Employee restructuring costs of US$13 million were incurred in relation to an early retirement program at Allfirst.

Capital Markets division

Capital Markets division comprises Corporate Banking, Global Treasury, Investment Banking, Asset Management and Allied Irish America (“AIA”).

	Years ended December 31,
	2003	2002 Restated	2001 Restated
	(Euro in millions)
Capital Markets statement of income
Net interest income	312	313	258
Other income	362	381	365

Total operating income	674	694	623
Operating expenses Early retirement costs	387 3	402 —	370 —
Total operating expenses	390	402	370

Operating income before provisions	284	292	253
Provisions	46	63	43

Operating income	238	229	210
Income from associated undertakings	10	10	6
(Loss)/profit on disposal of business	(146)	—	—

Income before taxes	102	239	216

2003 performance

Capital Markets income before taxes was €102 million in 2003 compared with €239 million in 2002. Excluding the loss on disposal of Govett of €153 million, early retirement costs of €3 million and currency factors of €8 million, income before taxes was up 12%, reflecting a strong performance in challenging market conditions.

Corporate Banking performed strongly with income before taxes up 15%, excluding currency factors of €4 million, on the previous year. There was a particularly good operating income performance from its international businesses where loan growth was strong, notably in acquisition and structured finance and in Great Britain and New York. Good growth in fee income was achieved, particularly in arrangement and underwriting fees. A third Collateralised Debt Obligation (“CDO”), “Galway Bay”, was successfully launched during the year. AIB is now a leading CDO fund manager in Europe with loans under management of €1.2 billion.

Notwithstanding very modest market risk positions, Global Treasury had a good performance and increased its income before taxes contribution. Interest rate trading and bond management activities achieved substantially increased contributions.

Income in Investment Banking was lower where revenues were impacted by subdued merger and acquisition activity and reduced cross-border structuring transactions.

In Asset Management, a significant event was the sale of the Govett business, being the majority of the management contracts of Govett, to Gartmore Investment Management p.l.c. on November 4, 2003. The net loss on disposal was primarily related to the write-off of goodwill on disposal.

Allied Irish America income before taxes was higher, reflecting a good trading performance despite lower revenue from charitable fund raising activities. The support infrastructure was rationalized which will lead to future cost savings. The New York retail business was sold for a net profit of €7 million after termination costs.

Provisions decreased due to a lower bad debt charge and a reduced level of equity write-downs compared to 2002.

2002 performance

Capital Markets income before taxes was €239 million, up 11% on the year to December 2001.

The 11% growth in income before taxes reflected a strong performance in 2002 with Capital Markets activities operating in very difficult market conditions. There was good revenue growth which together with tight cost management delivered a 15% increase in operating income before provisions.

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

Income before taxes was higher in Global Treasury due to an increased contribution from interest rate management activities which anticipated and benefited from low interest rates. Trading revenues (other income) were lower as a result of a more difficult trading environment. Global Treasury continued to maintain a strong liquidity position in euro, US dollar, sterling and Polish zloty operations.

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

Allied Irish America – Income before taxes increased significantly due to good growth in the not-for-profit business, an increased revenue contribution from CCS and the impact of reduced investment costs. There was an underlying increase of 30% in fee income with strong growth in letter of credit income and a 17% increase in risk weighted assets.

Ketchum Canada, Inc., a fundraising consultancy that operates across Canada with principal offices in Toronto, Montreal, Calgary and Vancouver was acquired by the Group in May 2002.

Operating expenses, excluding the restructuring of the AIB joint venture with Bank of New York (see comment below on associated undertakings), were up 9% due to normal cost inflation, expansion of the corporate business internationally, and the acquisitions of CCS in 2001 and Ketchum Canada, Inc. in 2002 partly offset by good cost management. The cost income ratio declined from 59% to 57%.

A full discussion on provisions is contained in the Provisions for loan losses section on page 28.

Income from associated undertakings increased due to the restructuring of the AIB joint venture with the Bank of New York. The AIB share of income from custody and trustee businesses is included in associated undertakings in 2002 whereas in 2001 the operating income and expense was included in Group operating income before provisions.

Poland

Bank Zachodni WBK (“BZWBK”), in which AIB has a 70.5% shareholding, together with its subsidiaries and associates. BZWBK Wholesale Treasury and a share of Investment Banking subsidiaries results are reported in Capital Markets division.

	Years ended December 31,
	2003	2002 Restated	2001 Restated
	(Euro in millions)
Poland statement of income
Net interest income	175	263	261
Other income	173	166	154

Total operating income	348	429	415
Operating expenses Restructuring and integration costs in continuing businesses	298 10	341 —	350 38
Total operating expenses	308	341	388

Operating income before provisions	40	88	27
Provisions	31	46	9

Operating income	9	42	18
(Loss)/income on disposal of property	—	(2)	3
Share of operating loss of associated undertaking	(3)	(1)	(1)
Profit on disposal of business	4	—	—

Income before taxes	10	39	20

2003 performance

Poland income before taxes was €10 million in 2003 compared with €39 million in 2002. Excluding integration costs in continuing businesses of €10 million and currency factors of €9 million, income before taxes was down 17%.

Net interest income, excluding currency factors of €34 million, was down 24% mainly due to the impact of lower interest rates on deposit margins. Customer demand for lending products increased in the second half-year with performing loans on a local currency basis up 10% since December 31, 2002. Volume increases in home mortgage and commercial leasing portfolios were particularly good.

Other income growth, excluding currency factors of €21 million, was particularly strong at 20% reflecting good growth in credit, current account and card fees.

Operating expenses, excluding integration costs in continuing businesses of €10 million and currency factors of €41 million, decreased by 1% reflecting the impact of cost base restructuring. The overall reduction in costs was achieved notwithstanding the commencement of full year depreciation of the new technology platform which amounted to €19 million in 2003. Staff numbers were reduced by approximately 1,700 during 2003 and full year benefits can be expected in 2004. Other costs of €186 million, excluding currency factors of €16 million, an increase in depreciation costs of €19 million and restructuring costs €10 million, reduced by 12% reflecting tight operational cost management.

Since the merger of WBK and Bank Zachodni in 2001, restructuring of the cost base has reduced staff numbers by over 3,000 to approximately 7,800 in December 2003.

The provision charge, excluding currency factors of €6 million, was down 23% and as a percentage of average loans declined from 1.2% to 1.0%. Non-performing loans as a percentage of total loans declined to 11% from 15% at December 31, 2002.

The profit on disposal of business relates to the sale of Polsoft, a software development subsidiary.

The building of our Polish franchise is fundamentally complete, and we are well positioned to take advantage of the emerging growth trends that are now evident in the Polish economy.

2002 performance

Poland income before taxes was €39 million for the year 2002.

Operating income before provisions of €88 million, was up 33% on the 2001 level of €65 million, adjusting for integration costs of €38 million.

Total revenue, excluding currency factors of €21 million, was up 9% despite slower economic conditions. Net interest income increased by 6% due to growth in business volumes and a stable net interest margin. Deposit margins declined in the substantially lower interest rate environment while lower funding costs and wider loan margins were positive features. Loans increased by 8%, a level below historical trends, due to management adopting a cautious approach in the more difficult economic environment. The savings market was sluggish with combined deposits and mutual funds volumes down 2% on December 2001, however average deposits were up 1%. The market was affected by tougher business conditions and the introduction of a new withholding tax on deposits.

Other income, excluding currency factors of €8 million, was up 13% including strong growth in card and current account fees and branch commissions. Operating expenses, excluding integration costs of €38 million in 2001 and currency factors of €16 million, increased by 2% reflecting implementation of a new branch technology platform partly offset by tight cost control and realization of integration benefits.

Including the use of general provisions in 2001 headline provisions increased from €9 million to €46 million. The gross provision charge declined in 2002 from 1.9% of loans (before the use in 2001 of general provisions of €47 million created on the acquisitions of WBK and Bank Zachodni) to 1.2%.

Group

Group includes interest income earned on capital not allocated to divisions, the funding cost of certain acquisitions, hedging in relation to the translation of foreign locations’ profit, unallocated costs of enterprise technology and central services, the impact of FRS 17 and the contribution from AIB’s share of approximately 22.5% in M&T Bank Corporation.

	Years ended December 31,
	2003	2002 Restated	2001 Restated
	(Euro in millions)
Group statement of income
Net interest income	(20)	(25)	10
Other finance income	12	64	67
Other income	38	—	(8)

Total operating income	30	39	69
Operating expenses Early retirement costs	99 4	71 —	81 —
Total operating expenses	103	71	81

Operating loss before provisions	(73)	(32)	(12)
Provisions	8	(30)	55

Operating loss	(81)	(2)	(67)
Income from associated undertakings	136	—	(1)
Share of restructuring and integration costs in associated undertaking	(20)	—	—
Amortization of goodwill on acquisition of associated undertaking	(42)	—	—
Income on disposal of property	17	—	93
Income on disposal of business	1	—	—

Income/(loss) before taxes	11	(2)	25

2003 performance

Group reported income before taxes of €11 million for the year to December 2003, compared with a loss of €2 million for the year to December 2002. Excluding early retirement costs of €4 million, Group reported income before taxes of €15 million in 2003.

There was lower other finance income from our pension fund assets due to declines in stock market valuations in 2002. Other income included €28 million hedging profits in relation to foreign currency translation exposure.

Operating expenses were higher reflecting additional investments in information systems and risk and governance infrastructure and there were additional costs relating to the USA. The 2002 result included the release of €40 million of the €50 million additional unallocated credit provision created in 2001. In the current period, income before taxes included €17 million from the sale of AIB’s IFSC property.

AIB’s share of M&T income before taxes amounted to €136 million, before restructuring costs of €20 million and goodwill amortization of €42 million, this reflected the contribution for the 9 months from April 1 to December 31, 2003. Allfirst and M&T have been successfully integrated with significant cost savings anticipated going forward. This merged franchise is performing well, with AIB having an influential role at Board and management levels.

2002 performance

Group reported a loss of €2 million for the year to December 2002, compared with a profit of €25 million in 2001. The loss arose mainly from lower capital income due to the lower level of capital as a result of the Fraud Losses of €789 million in Allfirst in 2001 and lower investment yields. Offsetting this lower level of income was the release of €40 million unallocated credit provision which was created in 2001.

Liquidity & capital resources

It is the Group’s policy to maintain a strong capital base and to utilize it efficiently in its development as a diversified international banking group. As part of the Group’s capital management activities, the Group manages its mix of capital by currency in order to minimize the impact of exchange rate fluctuations on the Group’s key capital ratios.

The following table shows AIB Group’s capital resources at December 31, 2003, 2002 and 2001:

	December 31,
	2003	2002 Restated	2001 Restated
	(Euro in millions)
Stockholders’ funds-equity	4,921	4,180	4,574
Stockholders’ funds non-equity	196	235	279
Equity and non-equity minority interests	158	274	312
Reserve capital instruments	497	496	496
Undated capital notes	357	389	426
Dated capital notes	1,276	1,287	1,594

	7,405	6,861	7,681

Capital resources increased by €544 million during the year ended 31 December 2003. The increase arose primarily within stockholders’ funds equity which benefited from the Allfirst disposal and net retentions. This was partly offset by the share buyback program, pension plan actuarial losses and exchange rate movements.

The value of the US dollar, sterling, and Polish zloty weakened against the euro by 17%, 8% and 14% respectively, resulting in a negative foreign currency translation adjustment of €607 million. Stockholders’ equity benefited from net retentions of €204 million. The disposal of Allfirst had a positive effect on stockholders’ funds equity of €1.5 billion reflecting the goodwill written back of €1.0 billion and the gain recognized in the consolidated statement of changes in stockholders’ equity of €0.5 billion. The share buyback program undertaken during the year, reduced stockholders’ equity by €0.8 billion and this was partly offset by the issue of shares for staff incentive and dividend reinvestment plans of €170 million. The actuarial losses in the Group’s retirement benefit plans, which are recognized directly in stockholders’ equity under FRS 17 - Retirement benefits, amounted to €50 million.

There was a net decrease in capital notes reflecting the deconsolidation of Allfirst and a negative foreign currency translation adjustment offset by the issue of €100 million and Stg£350 million in subordinated debt.

Capital ratios

In carrying out the Group’s overall capital resources policy, a guiding factor is the supervisory requirements of the Irish Financial Services Regulatory Authority (“IFSRA”), which applies a capital/risk assets ratio framework in measuring capital adequacy. This framework analyzes a bank’s capital into three tiers. Tier 1 capital, comprizes mainly stockholders’ funds, minority equity interests in subsidiaries and Reserve Capital Instruments. It is the highest tier and can be used to meet trading and banking activity requirements. Tier 2 includes perpetual, medium-term and long-term subordinated debt, general provisions for loan losses and fixed asset revaluation reserves. Tier 2 capital can be used to support both trading and banking activities. Tier 3 capital comprizes short-term subordinated debt with a minimum original maturity of two years. The use of tier 3 capital is restricted to trading activities only and it is not eligible to support counterparty or settlement risk. The aggregate of tiers 2 and 3 capital included in the risk asset ratio calculation may not exceed tier 1 capital. AIB does not currently use tier 3 capital in its capital calculation. The capital adequacy framework also applies risk weightings to balance sheet and off-balance sheet exposures, reflecting the credit and other risks associated with broad categories of transactions and counterparties, to arrive at a figure for risk weighted assets. An internationally agreed minimum total capital (to risk weighted assets) ratio of 8% and a minimum tier 1 capital (to risk weighted assets) ratio of 4% are the base standards from which the IFSRA sets individual capital ratios for credit institutions under its jurisdiction.

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

The Basel Committee on Banking and Supervision and the European Union have developed proposals to significantly revise the capital adequacy regime in operation for all “international active banks”. These proposals are designed to bring the capital adequacy regime more into line with best practice risk management in financial institutions. The regime is based on three so-called “Pillars”. Pillar One sets out the rules for determining the capital requirements for credit risk and securitizations and introduces a new capital requirement for operational risk. Pillar Two enhances the supervisory role of the regulators. Pillar Three sets out detailed disclosure requirements designed to strengthen the role of the market in bringing discipline to risk management practices in banks and other financial institutions.

The following table shows the components and calculation of the Group’s tier 1 and total capital ratios at December 31, 2003 and 2002.

	December 31,
	2003	2002
	(Euro in millions)
Tier 1
Paid-up ordinary share capital	290	287
Eligible reserves	4,259	4,064
Equity minority interests in subsidiaries	158	181
Non-cumulative preference shares	196	235
Reserve capital instruments (note a)	497	496
Supervisory deductions (note b)	(970)	(457)

Total tier 1 capital	4,430	4,806

Tier 2
Fixed asset revaluation and other reserves (note c)	490	457
General provisions	316	427
Subordinated perpetual loan capital	278	294
Subordinated term loan capital	1,355	1,344

Total tier 2 capital	2,439	2,522

Gross capital	6,869	7,328
Supervisory deductions (note d)	(389)	(341)

Total capital	6,480	6,987

Notes:

(a)	Reserve capital instruments are included within subordinated liabilities in the consolidated balance sheet.

(b)	Supervisory deductions at the tier 1 capital level relate to intangible fixed assets and goodwill.

(c)	Includes the stockholders interest in the long-term assurance business.

(d)	Supervisory deductions at the total capital level relate to investments in non-consolidated financial entities, primarily the long-term assurance business attributable to stockholders.

	December 31,
	2003	2002
Risk weighted assets
Banking book:
On balance sheet	48,831	53,961
Off-balance sheet	8,602	11,521

	57,433	65,482

Trading book:
Market risks	4,566	3,099
Counterparty and settlement risks	616	658

	5,182	3,757

Total risk weighted assets	62,615	69,239

Capital ratios
Tier 1 capital	7.1%	6.9%
Total capital	10.3%	10.1%

The Group was strongly capitalized at December 31, 2003 with the tier 1 ratio improving to 7.1% and the total capital ratio at 10.3%. Risk weighted assets reduced by €6.6 billion to €62.6 billion, primarily as a result of the deconsolidation of Allfirst.

Tier 1 capital decreased by €376 million to €4.4 billion. Negative currency translation movements was the primary reason for the decrease. The positive impact of net retentions and the writeback of goodwill on disposals was neutralized to a large extent by the share buyback programme and increased supervisory deductions.

Tier 2 capital decreased by €83 million since December 2002 reflecting the impact of the disposal of Allfirst on subordinated debt and general provision for loan losses and currency factors, partly offset by the issue of €100 million and Stg £350 million in subordinated debt. Supervisory deductions increased by €48 million, primarily reflecting the increase in long-term assurance business attributable to shareholders.

The table below provides details of the contractual cash obligations of the Group as of December 31, 2003.

	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years	Total
	(Euro in millions)
Contractual cash obligations
Long term debt	—	—	—	1,276	1,276
Capital lease obligations	30	25	2	16	73
Operating leases	1	5	2	29	37
Finance leases	—	1	—	—	1
Other long term obligations (funding of Icarom)	12	22	22	45	101

Total	43	53	26	1,366	1,488

The table above excludes deposits and other liabilities taken in the normal course of banking business and short term and undated liabilities. The maturity of deposits by banks is given in Note 32, customer accounts in Note 33, and debt securities in issue in Note 34 of the Notes to Consolidated Financial Statements.

In addition, AIB Group is party to contingent liabilities and commitments with nominal amounts of €18.8 billion at December 31, 2003 (see Note 43 “Memorandum items: Contingent liabilities and commitments” of the Notes to Consolidated Financial Statements).

Further discussion on liquidity is included in Item 11 “Quantitative and qualitative disclosures about market risk - Liquidity risk” on pages 61 and 62.

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

Financing transactions

The Group has used SPV’s to securitize some of its Asset Backed Securities portfolio. Under these transactions the Group’s exposure to loss is limited. These transactions have been accounted for in accordance with Financial Reporting Standard 5 “Reporting the substance of transactions” and details are included in Note 24 of the Notes to Consolidated Financial Statements.

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

Employee compensation trusts

AIB and some of its subsidiary companies use trust structures to benefit employees and to facilitate the ownership of the Group’s equity by employees. The Group consolidates these trust structures where the risks and rewards of the underlying shares have not been transferred to the employees. Details of these structures are provided in Notes 41 and 50 of the Notes to Consolidated Financial Statements.

Capital expenditure commitments

At December 31, 2003, the total estimated outstanding commitments for capital expenditure not provided for in the accounts amounted to €73 million (2002: €49 million; 2001: €69 million). AIB Group believes that its capital resources are adequate to meet such commitments.

Placings with banks

The following table analyzes placings with banks, based on the offices from which the placing is made.

	December 31,
	2003	2002
	(Euro in millions)
Placings with banks, repayable within 30 days:
Domestic offices	1,784	1,653
Foreign offices	267	2,208

	2,051	3,861

Placings with banks, repayable beyond 30 days:
Domestic offices	529	810
Foreign offices	53	117

	582	927

Total	2,633	4,788

AIB Group places funds with other banks for a number of reasons, including liquidity management, the facilitation of international money transfers and the conduct of documentary credit business with correspondent banks.

Limits on the aggregate amount of placings that may be made with individual institutions are established in accordance with AIB Group credit policy.

Deposits by customers

The following table analyzes average deposits by customers based on the location of the offices in which the deposits are recorded.

	December 31,
	2003	2002
	(Euro in millions)
Domestic offices
Current accounts	8,009	7,098
Deposits:
Demand	4,688	4,389
Time	12,077	11,099

	24,774	22,586

Foreign offices
Current accounts	5,267	8,193
Deposits
Demand	1,742	6,106
Time	7,138	10,947

	14,147	25,246

Total	38,921	47,832

Current accounts are primarily non-interest bearing checking accounts raised through AIB Group’s branch network in Ireland, Northern Ireland, Britain, Poland, and the United States in respect of 2002.

Demand deposits attract interest rates which vary from time to time in line with movements in market rates and according to size criteria. Such accounts are not subject to withdrawal by check or similar instrument and have no fixed maturity dates.

Time deposits are generally larger, attract higher rates of interest than demand deposits and have predetermined maturity dates.

Customer deposits by currency

The following table analyzes customer deposits by currency.

	December 31,
	2003	2002
	(Euro in millions)
Euro	27,853	24,891
US dollar	2,355	13,527
Sterling	11,143	10,776
Polish zloty	3,140	3,636
Other currencies	121	146

	44,612	52,976

The following table shows details of the Group’s large time deposits and certificates of deposit (US$100,000 and over or the equivalent in other currencies) by time remaining until maturity.

	December 31, 2003
	3 months or less	After 3 months but within 6 months	After 6 months but within 12 months	After 12 months
	(Euro in millions)
Large time deposits
Domestic offices	8,791	185	122	44
Foreign offices	2,577	198	116	133
Certificates of deposit
Domestic offices	62	—	—	—
Foreign offices	1,288	455	—	—

	12,718	838	238	177

Short-term borrowings

The following table shows details of short-term borrowings of AIB Group for the years ended December 31, 2003, 2002 and 2001.

	December 31,
	2003	2002	2001
	(Euros in millions)
Commercial paper:
End of year outstandings	261	224	133
Highest month-end balance	1,133	224	338
Average balance	834	89	186
Average rate of interest
At end of year	1.47%	4.18%	3.44%
During the year	1.88%	3.38%	4.38%
Federal funds purchased:
End of year outstandings	—	491	546
Highest month-end balance	619	909	1,066
Average balance	167	565	859
Average rate of interest
At end of year	—	1.24%	1.63%
During year	1.22%	1.64%	3.94%
Repurchase agreements:
End of year outstandings	6,093	3,181	2,468
Highest month-end balance	6,800	7,844	2,478
Average balance	4,222	4,218	2,046
Average rate of interest
At end of year	2.10%	2.50%	2.84%
During year	2.36%	2.85%	4.09%
Master demand notes of Allfirst Financial Inc.:
End of year outstanding	—	250	301
Highest month–end balance	250	328	323
Average balance	69	259	286
Average rate of interest
At end of year	—	1.25%	1.75%
During year	1.26%	1.59%	3.68%
Other short-term borrowings:
End of year outstandings	15,049	17,310	17,034
Highest month-end balance	20,669	21,626	24,182
Average balance	17,517	17,706	17,864
Average rate of interest
At end of year	2.57%	2.79%	3.46%
During year	3.03%	3.01%	4.47%

Average interest rates during the year are computed by dividing total interest expense by the average amount borrowed. Average interest rates at the year end are average rates for a single day and as such may reflect one-day market distortions which may not be indicative of generally prevailing rates. “Other short-term borrowings” consist principally of borrowings in the inter-bank market included within “Deposits by banks” in the Consolidated Financial Statements and generally have remaining maturities of one year or less. The maturity profiles of the above outstandings are disclosed in notes 32, 33 and 34 of the Consolidated Financial Statements.

Trend information

See Item 5 – “Operating results” on pages 19 to 36.

Item 6.	Directors, Senior Management & Employees

Directors & senior management

Certain information in respect of the Directors and Executive Officers is set out below. Directors are required to submit themselves for re-appointment at intervals of not more than three years, while Directors who have served for more than nine years are required to submit themselves for re-appointment annually.

Dermot Gleeson(1)(2) BA, LLM

Chairman

Barrister, and member of the Adjunct Law Faculty of University College Dublin. Chairman of the Irish Council for Bioethics. Director of Independent News and Media plc and the Gate Theatre. Former Attorney General of Ireland and former member of the Council of State. Former Chairman of the Review Body on Higher Remuneration in the Public Sector. Joined the Board in 2000, and appointed Chairman in 2003. (Age 56).

Michael Buckley(3) MA, LPh, MSI

Group Chief Executive

Former Managing Director, AIB Poland Division and of AIB Capital Markets Division. Former Managing Director, NCB Group and public servant in Irish Government and EU. Chairman of the Review Body on Higher Remuneration in the Public Sector from 1995 to 2001. Director of M&T Bank Corporation, Buffalo, New York State, and member of the Maynooth University Foundation. Joined the Board in 1995 and appointed Group Chief Executive in 2001. (Age 59).

Adrian Burke(4) B Comm, FCA

Audit Committee Chairman

Vice Chairperson of the Institute of European Affairs. Former President of the Institute of Chartered Accountants in Ireland, former Managing Partner of Arthur Andersen in Ireland, and former Chairman of the Joint Ethics Board of the Institutes of Chartered Accountants in Ireland, Scotland, and England and Wales. Joined the Board in 1997. (Age 62).

Colm Doherty(3) B Comm

Managing Director, AIB Capital Markets plc. Joined AIB International Financial Services in 1988, and became its Managing Director in 1991. Appointed Head of Investment Banking in 1994, and assumed his present position in 1999. Member of the International Financial Services Centre Clearing House Group. Joined the Board in 2003. (Age 45).

Padraic M Fallon(5) BBS, MA, FRSA

Chairman of Euromoney Institutional Investor PLC and Director of Daily Mail & General Trust Plc in Britain. Joined the Board in 1988. (Age 57).

Don Godson(5) BE, MIE, FIEI, C.Eng

Director and former Chief Executive of CRH plc. Chairman of Project Management Holdings Ltd. Board Member of the Michael Smurfit Graduate School of Business at University College Dublin. Joined the Board in 1997. (Age 65).

Sir Derek Higgs(2)(4) BA, FCA

Chairman of Partnerships UK plc and Business in the Environment and a Senior Adviser to UBS Investment Bank. Deputy Chairman of The British Land Company PLC, Director of Egg plc, and Jones Lang LaSalle Inc. Author of the Higgs “Review of the Role and Effectiveness of Non-Executive Directors”, conducted at the request of the UK Government. Former Chairman of S.G.Warburg & Co. Ltd. and former Director of Prudential plc. Joined the Board in 2000. (Age 60).

Gary Kennedy(3) BA, FCA

Group Director, Finance and Enterprise Technology. Joined AIB and appointed to the Board in 1997. Appointed Group Director, Finance and Enterprise Technology in 2002. Member of the Board of the Industrial Development Agency and member of the Galway University Foundation. Director of M&T Bank Corporation, Buffalo, New York State, and former Vice President Enterprise Networks Europe and Managing Director, Northern Telecom (Ireland) Ltd. (Age 46).

John B McGuckian(2) BSc Econ

Senior Independent Non-Executive Director

Chairman of Ulster Television plc, Chairman of AIB Group (UK) plc, and a Director of a number of other companies in Ireland and the UK. Former Pro-Chancellor of The Queens University, Belfast, and former Chairman of The International Fund for Ireland and of the Industrial Development Board for Northern Ireland. Joined the Board in 1977 and appointed Senior Independent Non-Executive Director in November 2003. (Age 64).

Aidan McKeon(3) B Comm, MBS, M.Sc (Mgt)

Managing Director, AIB Group (UK) p.l.c Joined AIB in 1965 and worked in Branch Banking, Human Resources and Corporate and Commercial Banking. Appointed General Manager, Commercial Banking in 1989, General Manager, Britain in 1996, and to his present position in 1999. Member of the CBI Financial Services Council and of the Executive Committee of Co-operation Ireland. Joined the Board in 2003. (Age 57).

Carol Moffett(5)

Former member of the Board of Co-operation Ireland and former Director of the Irish Trade Board. Fellow of the Irish Management Institute. Joined the Board in 1995. (Age 51).

Jim O’Leary(2)(4) MA MSI

Lecturer in economics at the National University of Ireland, Maynooth. Director of Gresham Hotel Group. Former Chief Economist at Davy Stockbrokers, and former Director of Aer Lingus and the National Statistics Board. Joined the Board in 2001. (Age 47).

Michael J Sullivan(4) JD

Served as US Ambassador to Ireland from January 1999 to June 2001 and as Governor of the State of Wyoming, USA, between 1987 and 1995. Director of Sletten Construction Inc., Cimarex Energy, Inc., First Interstate BancSystem, Inc., and a Trustee of the Catholic Diocese of Wyoming. Member of the Bar, State of Wyoming. Joined the Board in 2001. (Age 64).

Robert G Wilmers

Chairman, President and Chief Executive Officer of M&T Bank Corporation (“M&T”), Buffalo, New York State. Director of The Business Council of New York State, Inc., the Buffalo Niagara Partnership, and the Andy Warhol Foundation. Served as Chairman of the New York State Bankers’ Association in 2002, and as a director of the Federal Reserve Bank of New York from 1993 to 1998. Joined the Board in April 2003, on the acquisition by AIB of a strategic stake in M&T. (Age 70).

(1)	Mr Dermot Gleeson was appointed Chairman on October 14, 2003, on the retirement of Mr Lochlann Quinn.

(2)	Indicates member of Nomination and Remuneration Committee (at December, 31 2003; see “Nomination and Remuneration Committee” section of Corporate Governance Statement, page 174, for details of changes in this Committee’s structure and composition introduced in January 2004).

(3)	Indicates Executive Director.

(4)	Indicates member of Audit Committee.

(5)	Indicates member of Social Affairs Committee.

Other Executive Officers

Name	Principal occupation	Year in which appointed to present position

Shom Bhattacharya (53)	Group Chief Risk Officer	2002

Gerry Byrne (48)	Managing Director, Poland Division	2001

Donal Forde (43)	Managing Director, AIB Bank ROI	2002

Michael J. Lewis (55)	Head of Strategic Human Resources	1997

Declan McSweeney (50)	Chief Financial Officer	1997

Compensation

Aggregate remuneration of Directors and Officers

The aggregate remuneration for the year ended December 31, 2003 of all Directors and Executive Officers as a group amounted to €7.937 million; the corresponding figure for the year ended December 31, 2002 was €10.196 million. These sums include amounts paid under the Group’s Employees’ Profit Sharing Plans, together with pension and other remuneration paid to former Directors (2003: €1.011 million; 2002: €0.593 million).

Included above is an aggregate amount set aside by AIB, in the years ended December 31, 2003 and 2002, to provide pension benefits for Directors and Executive Officers of AIB which amounted to €0.434 million and €1.054 million respectively.

Remuneration policy

The Company’s policy in respect of the remuneration of the executive directors is to provide remuneration packages that attract, retain, motivate and reward the executives concerned and, by ensuring strong links between performance and reward, align individual and company success. In considering such packages, cognisance is taken of: the levels of remuneration for comparable positions, as advised by external consultants; the responsibilities and complexity of the roles of the individuals concerned; their individual performances measured against specific and challenging objectives; and overall Group performance.

Remuneration

	December 31, 2003
	Fees(1)	Salary	Bonus(2)	Profit share(3)	Taxable benefits(4)	Pension contributions(5)	Total
	(Euro in thousands)
Executive directors
Michael Buckley	33	660	570	13	54	69	1,399
Colm Doherty	30	343	185	11	37	34	640
Gary Kennedy	33	381	275	13	45	38	785
Aidan McKeon	30	271	141	4	33	61	540

	126	1,655	1,171	41	169	202	3,364

Non-executive directors
Adrian Burke	121					—	121
Padraic M Fallon	36					10	46
Dermot Gleeson	217					—	217
Don Godson	45					—	45
Sir Derek Higgs	63					—	63
John B McGuckian	89					10	99
Carol Moffett	41					—	41
Jim O’Leary	51					—	51
Lochlann Quinn	180					—	180
Michael J Sullivan	64					—	64
Robert G.Wilmers(1)	—					—	—

	907					20	927

Former directors
Pensions(6)							762
Other payments(7)							249

							1,011

Total							5,302

	December 31, 2002
	Fees(1)	Salary	Bonus(2)	Profit share(3)	Taxable benefits(4)	Pension contributions(5)	Total
	(Euro in thousands)
Executive directors
Frank P Bramble	9	236	—	—	4	666	915
Michael Buckley	29	539	250	13	52	57	940
Gary Kennedy	29	296	125	10	45	30	535

	67	1,071	375	23	101	753	2,390

Non-executive directors
Adrian Burke	80					—	80
Padraic M Fallon	31					—	31
Dermot Gleeson	88					—	88
Don Godson	41					—	41
Derek A Higgs	69					—	69
John B McGuckian	83					—	83
Carol Moffett	41					—	41
Jim O’Leary	37					—	37
Lochlann Quinn	216					—	216
Michael J Sullivan	57					—	57

	743					—	743

Former directors
Pensions(6)							106
Other payments(7)							487

							593

Total							3,726

(1)	Fees comprise a fee paid in respect of service as a director, and additional remuneration paid to any non-executive director who holds the office of Chairman, Deputy Chairman, or Chairman of the Audit Committee; or who serves on the board of a subsidiary company; or performs services outside the ordinary duties of a director, such as through membership of Board Committees. A fee of €25,861 was paid in the year ended December 31, 2003 to M&T Bank Corporation (“M&T”), in respect of Mr Robert G. Wilmers’s directorship of the Company as the designee of M&T, pursuant to the Agreement and Plan of Reorganisation, dated September 26, 2002, by and among the Company, Allfirst Financial Inc. and M&T, as approved by shareholders at the Extraordinary General Meeting held on December 18, 2002.

(2)	The executive directors participate in a discretionary, performance-related, incentive scheme for senior executives under which bonuses may be earned on the achievement of specific, performance-related objectives, reviewed annually. The bonus may range from 0% to 100% of annual salary. The bonuses paid in 2003 include special bonuses of €250,000 and €125,000 paid to Mr Michael Buckley and Mr Gary Kennedy, respectively, in recognition of the roles they played in AIB’s acquisition of a strategic stake in M&T Bank Corporation.

(3)	Information on the employees’ profit sharing plans, which are operated on terms approved by the stockholders, is given on page 48.

(4)	Taxable benefits include the use of a company car or the payment of a car allowance, and benefit arising from loans made at preferential interest rates.

(5)	Pension contributions represent payments to defined benefit pension plans, in accordance with actuarial advice, to provide post-retirement pensions from normal retirement date. In 2002, an additional amount was provided to augment the funding of Mr Frank P. Bramble’s pension, in connection with his early retirement. The fees of the non-executive directors who joined the Board since 1990 are not pensionable. The pension benefits earned during the year, and accrued at year-end, are as follows:

	Increase in accrued benefits during 2003(a)	Accrued benefit at year-end(b)	Transfer values(c)
	(Euro in thousands)
Executive directors
Michael Buckley	106	401	1,721
Colm Doherty	26	139	249
Gary Kennedy	24	83	234
Aidan McKeon	40	192	795

Non-executive directors
Padraic M Fallon	2	14	20
John B McGuckian	2	20	33

(a)	Increases are after adjustment for inflation, and reflect additional pensionable service and earnings.

(b)	Figures represent the accumulated total amounts of accrued benefits payable at normal retirement dates, as at December 31, 2003.

(c)	Figures show the transfer values of the increases in accrued benefits during 2003. These transfer values do not represent sums paid or due, but the amounts that the pension plan would transfer to another pension plan, in relation to the benefits accrued in 2003, in the event of the member leaving service.

(6)	Pensions represent the payment of pensions to former directors or their dependants, granted on an ex-gratia basis and fully provided for in the balance sheet, together with an amount of €650,000 to amortize a deficit on the Non-Executive Directors’ Pension Scheme, in accordance with actuarial advice.

(7)	Other payments comprise remuneration of €220,342 paid to Mr Jeremiah E Casey under the terms of a post-retirement consultancy contract approved by shareholders at the 1999 Annual General Meeting (2002: €280,474), and payment of €28,981 to a former director who served on the board of a subsidiary company (2002: €37,950 to two such directors). Other payments in 2002 also included an amount of €169,060, in respect of salary, pension funding costs, and related payments made to Mr Frank P. Bramble in the period from April 19, 2002, when he stepped down as a Director of the Company, to May 31, 2002, when he retired from executive responsibilities with the Group.

Board practices

Changes in directorate

•	Mr Robert G.Wilmers, Chairman, President and Chief Executive Officer of M&T Bank Corporation (“M&T”), was appointed a Non-Executive Director on April 1, 2003, as the designee of M&T, pursuant to the Agreement and Plan of Reorganization between the Company, Allfirst Financial Inc. and M&T, under which Allfirst was merged with M&T, in which the Company acquired a strategic stake.

•	Mr Lochlann Quinn retired as Chairman and a Non-Executive Director on October 14, 2003.

•	Mr Dermot Gleeson was appointed Chairman on October 14, 2003.

•	Mr John B. McGuckian was appointed Senior Independent Non-Executive Director on November 5, 2003.

Audit committee

Members: Mr Adrian Burke, Chairman, Mr Dermot Gleeson (until October 14, 2003), Sir Derek Higgs, Mr Jim O’Leary (from November 5, 2003) and Mr Michael J Sullivan.

The Audit Committee met on nine occasions during 2003. The Committee reviews the Group’s annual and interim accounts; the scope of the audit: the findings, conclusions and recommendations of the internal and external Auditors; reports on compliance; the nature and extent of non-audit services provided by the Auditors; and the effectiveness of internal controls. The Committee is responsible for ensuring the cost-effectiveness of the audit, and for confirming the independence of the Auditors, the Group Internal Auditor, and the General Manager, Regulatory Compliance & Business Ethics, each of whom it meets separately at least once each year, in confidential session, in the absence of Management. Each of these parties has unrestricted access to the Chairman of the Audit Committee. A written report is submitted annually to the Board showing the issues considered by the Committee.

The Auditors are invited to attend meetings of the Committee, as are the Group Director, Finance & Enterprise Technology, the Chief Financial Officer, the Group Chief Risk Officer, the General Manager, Regulatory Compliance & Business Ethics, and the Group Internal Auditor.

The Terms of Reference of the Audit Committee are available on AIB’s internet website (www.aibgroup.com).

Nomination and remuneration committee

Members: Mr Lochlann Quinn, Chairman until October 14, 2003, Mr Dermot Gleeson, Chairman from October 15, 2003, Sir Derek Higgs, Mr John B. McGuckian, and Mr Jim O’Leary.

The Nomination and Remuneration Committee met on four occasions during 2003. The Committee is responsible for recommending candidates to the Board for appointment as Directors. Its remit also includes, inter alia, recommending to the Board appropriate remuneration policies, and determining, under advice to the Board, the specific remuneration packages of the Executive Directors.

In January 2004, the Committee was divided into two committees, namely, a Nomination and Corporate Governance Committee, and a Remuneration Committee. Terms of Reference for each of these Committees are available on AIB’s internet website. The members of the Nomination and Corporate Governance Committee are Mr Dermot Gleeson (Chairman), Mr Michael Buckley, Mr Don Godson, Mr John B. McGuckian and Mr Michael J Sullivan. The members of the Remuneration Committee are Mr Dermot Gleeson (Chairman), Mr Don Godson, Sir Derek Higgs, Mr John B. McGuckian, and Mr Jim O’Leary.

Social affairs committee

Members: Ms Carol Moffett, Chairman, Mr Padraic M. Fallon, and Mr Don Godson.

The Social Affairs Committee met twice in 2003. Its role is to assist the Company in discharging its social responsibilities. This includes developing corporate-giving and sponsorship policies, and reviewing responses to a range of social responsibility issues.

Service contracts

There were no service contracts in force for any director with the Company or any of its subsidiaries.

Share ownership

Interests in shares

The beneficial interests of the directors and the secretary in office at December 31, 2003, and of their spouses and minor children, are as follows:

	Ordinary shares of €0.32
	December 31, 2003	January 1, 2003*
Ordinary shares

Directors:
Michael Buckley	238,672	177,610
Adrian Burke	10,677	10,642
Colm Doherty	24,872	3,108
Padraic M Fallon	8,664	8,377
Dermot Gleeson	12,250	12,056
Don Godson	25,099	25,099
Sir Derek Higgs	5,061	5,000
Gary Kennedy	48,913	26,776
John B McGuckian	69,737	67,557
Aidan McKeon	7,298	6,830
Carol Moffett	13,125	13,125
Jim O’Leary	4,000	—
Michael J Sullivan	1,700	700
Robert G Wilmers	50,619	—

Secretary:
W M Kinsella	38,833	14,674

*	or later date of appointment

Share options

Details of the executive directors’ and the secretary’s share options are given below. Information on the Share Option Plans is given in pages 48 and 49. The options outstanding at December 31, 2003 are exercisable at various dates between 2004 and 2013. Details are shown in the Register of Directors’ and Secretary’s Interests, which may be inspected by stockholders at the Company’s Registered Office.

	December 31, 2003	January 1, 2003*	Since January 1, 2003*		Price of options exercised	Market price at date of exercise	Weighted average subscription price of options outstanding at December 31, 2003
			Granted	Exercised
					€	€	€
Directors:

Michael Buckley	336,500	281,500	115,000	60,000	5.80	11.68	12.52
Colm Doherty	230,000	250,000	—	20,000	4.19	11.55	11.26
Gary Kennedy	185,000	155,000	50,000	20,000	6.25	12.08	11.05
Aidan McKeon	130,000	70,000	60,000	—	—	—	11.98

Secretary:

W M Kinsella	45,000	65,000	5,500	25,000	5.80	12.45	11.65

*	or later date of appointment

Long Term Incentive Plan

Under the terms of the Long Term Incentive Plan approved by stockholders at the 2000 Annual General Meeting, awards of ordinary shares may be granted to key executives and other employees. Further information on the Long Term Incentive Plan is given in Note 39.

The following conditional grants of awards of ordinary shares have been made to the executive directors and the secretary under the terms of the Plan:

	Total as at December 31, 2003	Granted during 2003	Total as at January 1, 2003*
Directors:
Michael Buckley	38,000	—	38,000
Colm Doherty	35,000	—	35,000
Gary Kennedy	20,000	—	20,000
Aidan McKeon	14,000	—	14,000
Secretary:
W M Kinsella	4,500	—	4,500

*	or later date of appointment

Apart from the interests set out above, the directors and secretary and their spouses and minor children have no interests in the shares of the Company.

The closing price, on the Irish Stock Exchange, of the Company’s ordinary shares on December 31, 2003 was €12.70 per share; during the year the price ranged from €11.50 to €14.38 per share.

There were no changes in the above interests between December 31, 2003 and February 23, 2004, save for the receipt by Mr Aidan McKeon of 27 shares under the Company’s UK Share Ownership Plan (see below).

Employee share plans

The Company operates employee profit sharing plans on terms approved by the stockholders. All employees, including executive directors, of the Company and certain subsidiaries are eligible to participate, subject to minimum service periods. The directors at their discretion may set aside each year a sum not exceeding 5% of eligible income of participating companies in the Republic of Ireland and the UK.

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

In December 2002, the Company launched a Share Ownership Plan in the UK to replace the profit sharing plan that previously operated for UK-based employees. The Plan, which was approved by stockholders at the 2002 Annual General Meeting, provides for the receipt by eligible employees of shares in a number of categories: Partnership Shares, in which employees may invest up to £1,500 per annum from salary; Free Shares, involving the award by the Company of shares up to the value of £3,000 per annum per employee; and Dividend Shares, which may be acquired by employees by re-investing dividends of up to £1,500 per annum.

During 2003, the Company re-issued from its pool of Treasury Shares 2,125,756 ordinary shares to the Trustees of the employees’ profit sharing plans, at €11.98 per share. The consideration received for these shares was €25.5 million.

Share option plan

The Company operates share option plans on terms approved by the stockholders. Officials may participate in the plan at the discretion of the directors. Options are granted at the market price, being the middle market quotation of the Bank’s shares on the Irish Stock Exchange on the day preceding the date on which the option is granted. The exercise of options granted between January 1, 1996 and December 31, 2000 is conditional on the achievement of earnings per share (“EPS”) growth of at least 2% per annum, compound, above the increase in the Consumer Price Index (“CPI”) over a period of not less than three and not more than five years from date of grant. The exercise of options granted since January 1, 2001 is conditional on the achievement of EPS growth of at least 5% per annum, compound, above the increase in the CPI over a period of not less than three and not more than five years from date of grant. Options may not be transferred or assigned and may be exercised only between the third and seventh anniversaries of their grant in the case of the options granted up to December 31, 2000, and between the third and tenth anniversaries of their grant in the case of options granted subsequent to that date.

At December 31, 2003, options were held by some 3,782 participants over 28,553,079 ordinary shares in aggregate (3.15% of the issued ordinary share capital, 3.35% net of 55,534,156 Treasury Shares held at that date), at prices ranging from €5.80 to €15.46 per share; these options may be exercised at various dates up to April 23, 2013.

Subscription price	Exercise period
€5.80/€6.25	May 2000 - May 2004
€11.90/€12.20	April 2001 - April 2005
€14.05/€15.46	May 2002 - May 2006
€10.02	May 2003 - May 2007
€11.98	April 2004 - April 2011
€12.40	September 2004 - September 2011
€13.55	June 2005 - June 2012
€13.90	December 2005 - December 2012
€13.30	April 2006 - April 2013

The following is a summary of the changes in outstanding options under the AIB Executive Share Option Plan for the years ended December 31, 2003, 2002 and 2001.

	Years ended December 31,
	2003	2002	2001
Shares subject to options at January 1	29,518,229	29,808,629	29,379,228
Options exercised at €3.32	—	—	(40,000)
Options exercised at €3.36	—	—	(149,000)
Options exercised at €3.38	—	(260,000)	(1,851,728)
Options exercised at €4.19	(125,000)	(1,223,000)	(664,000)
Options exercised at €5.80	(1,166,500)	(1,171,000)	(620,000)
Options exercised at €6.25	(20,000)	(20,000)	(150,000)
Options exercised at €7.61	(50,000)	(20,000)	—
Options exercised at €10.02	(2,542,000)	—	—
Options exercised at €11.90	(135,000)	(462,500)	(7,500)
Options granted	3,272,850	3,127,100	4,246,929
Options lapsed, in respect of former employees	(199,500)	(261,000)	(335,300)

Shares subject to options at December 31	28,553,079	29,518,229	29,808,629

Limitations on profit-sharing and share option plans

Under the terms of the employees’ profit sharing plans the aggregate number of shares that may be purchased/held by the Trustees in any 10-year period may not exceed 10% annual of the issued ordinary share capital. The aggregate number of shares issued under the share option plans in any 10-year period may not exceed 5% of the issued ordinary share capital. The Company complies with guidelines issued by the Irish Association of Investment Managers in relation to those Plans.

Employees

As at December 31, 2003 AIB Group employed over 23,300 staff (2002: approximately 30,200) on a world wide basis in the Republic of Ireland, Northern Ireland, Great Britain, USA, and Poland operating out of approximately 800 (2002: 1,100) offices.

The decrease in staff numbers primarily relates to the sale of Allfirst to M&T on April 1, 2003 and the restructuring program within Poland.

AIB Group offers a wide range of employee relations programs and the continued success of the Group, in part, can be attributed to the positive commitment of our employees in each of the areas in which we operate.

The sole recognized trade union for Bank Officials in the Republic of Ireland, Northern Ireland and Great Britain is the Irish Bank Officials’ Association (“IBOA”). Since February 2000, AIB and the IBOA have conducted their relations in keeping with agreed partnership principles, which underpin the approach to be taken in employee and industrial relations matters. In 2003, this partnership ethos continued to develop in a constructive manner.

In terms of consultation, the AIB European Staff Forum continues to meet. AIB Group uses the forum to provide information, exchange views and consult with staff members on issues which affect the Group’s operations across national boundaries within Europe. In AIB Bank, staff members are also afforded the opportunity of meeting with and providing feedback to management by means of a staff consultative/voice process – AIB Consult.

In the Republic of Ireland, a new national collective pay agreement, “Sustaining Progress” provided for general pay rates for an 18-month period (from May 2003 to October 2004). In 2003 the pay agreement provided for a general pay increase of 3%. In 2004 the agreement provides for two increases - 2% due in February 2004 and a further 2% due in August 2004.

In 2003, in Northern Ireland (First Trust Bank) and Great Britain (AIB (GB)) a general annual pay increase of 2.5% was agreed. For 2004 the annual pay increase in Great Britain was settled recently at 3%.

AIB in the Republic of Ireland and First Trust Bank in Northern Ireland recently finalised the terms of an early retirement program which 251 staff members exit the organization on a non-replacement basis on April 30, 2004.

In Poland this year the bank completed a further significant reduction in total employees as part of the Bank’s cost rationalization program.

The numbers of full-time equivalent employees within the major operating divisions for the years ended December 31, 2003, 2002 and 2001 were as follows:

	Years ended December 31,
	2003	2002	2001
AIB Bank ROI	9,167	9,200	8,373
AIB Bank GB & NI	2,821	2,837	2,660
Capital Markets	2,897	2,890	2,943
Poland	7,790	9,541	10,218
Group	671	638	676
Allfirst	—	5,080	5,515

Total	23,346	30,186	30,385

Item 7.	Major shareholders and related party transactions

Major shareholders

AIB is not directly or indirectly owned or controlled by another corporation or any foreign government. There are no arrangements known to AIB, the operation of which may at a subsequent date result in a change of control of AIB.

The following substantial interest in the Ordinary Share Capital had been notified to the Company at February 17, 2004:

Bank of Ireland Asset Management Limited 3.69%

None of the clients on whose behalf these shares are held had a beneficial interest in 3% or more of the Ordinary Share Capital.

The following table sets forth information, at December 31, 2003, with respect to the percentage of Ordinary shares owned by Directors and Executive Officers of AIB as a group:

Title of class	Identity of person or group	Number owned	Percent of class
Ordinary shares	Directors and Executive Officers of AIB as a group	621,603	0.07%

Related party transactions

a) Subsidiary undertakings

In accordance with Financial Reporting Standard 8 “Related Party Transactions”, transactions or balances between Group entities that have been eliminated on consolidation are not reported.

b) Associated undertakings and joint ventures

From time to time the Group provides certain banking and financial services for associated undertakings. Details of loans to associates are set out in Note 23, while deposits from associates are set out in Note 33.

c) The Group provides certain banking and financial services for the AIB Group Pension Funds and also for unit trusts and investment funds managed by Group companies which are conducted on similar terms to third party transactions and are not material to the Group.

d) Interest of management in certain transactions

Loans to non-executive directors are made in the ordinary course of business on normal commercial terms and do not involve more than the normal risk of collectibility or present other unfavourable features. Loans to executive directors are made on terms applicable to other employees in the Group, in accordance with established policy. At December 31, 2003 the aggregate amount outstanding in loans to persons who at any time during the year were directors was €45.8 million in respect of 9 persons; the amount outstanding in respect of quasi-loans (effectively, credit card facilities), also to 9 persons, was €0.05 million (2002: €42.8 million in respect of loans to 6 persons and €0.03 million in respect of quasi-loans to 6 persons).

On February 2, 2004, AIB Capital Markets plc, a wholly-owned subsidiary, extended the terms of an indemnity previously given to certain former directors, officers and employees of Govett Investment Management Ltd. (“Govett”) to Mr Michael Buckley, Group Chief Executive and Mr Colm Doherty, Managing Director, AIB Capital Markets plc; Mr Buckley is a former director of a split capital trust managed by Govett, and Mr Doherty is a former director of Govett. The aggregate liability of AIB Capital Markets plc under the aforementioned indemnity is €10 million.

The purpose of the indemnity is to protect the indemnified parties (or any of them) against any civil liability, loss and defence costs which they (or any of them) may suffer by reason of any claim made against them relating to certain split capital or highly leveraged trusts previously managed by Govett and which previously would have been covered by insurance.

Prior to July 2003, the Bank’s professional indemnity and directors’ and officers’ liability insurance provided cover in respect of the eventualities mentioned in the previous paragraph. However, on renewal of that insurance on July 1, 2003, and in line with a general change introduced by the insurance industry, exclusions were imposed that removed that cover. By virtue of the terms of the above-mentioned indemnity, the indemnified parties now stand in the position they would have been in if those exclusions had not been imposed, except that the aggregate limit of liability under the indemnity is €10 million, rather than the higher amount previously provided by the insurance.

Item 8.	Financial information

Consolidated statements and other financial information

(See Item 18 & 19 – Financial Statements and Exhibits on pages 80 to 183 of this Annual Report).

Significant changes

No significant changes have occurred since the date of the Annual Financial Statements included in this annual report. Detailed below are legal proceedings and prospective accounting changes arising from accounting standards recently issued in the UK and the United States.

Legal proceedings

On March 5, 2002 and on April 24, 2002, two separate class action lawsuits under the Securities Exchange Act, 1934 of the United States were filed in the United States District Court for the Southern District of New York against AIB, Allfirst and certain serving and past officers and directors of Allfirst and its subsidiaries, seeking compensatory damages, legal fees and other costs and expenses relating to alleged misrepresentations in filings of AIB and Allfirst. On May 3, 2002, a motion to consolidate both cases and to appoint a lead plaintiff was filed with the court. The defendants have not yet been called upon to respond to the complaint but, when so called upon, AIB intends to vigorously defend the action. It is not practicable to predict the outcome of the action against AIB and Allfirst and any financial impact on AIB, but on the basis of current information, the Directors do not believe that the action is likely to have a materially adverse effect on AIB.

On May 13, 2002, a purported shareholder derivative action was filed in the Circuit Court for Baltimore City, Maryland. A holder of AIB American Depositary Shares purports to sue certain present and former directors and officers of Allfirst Bank on behalf of AIB, alleging those persons are liable for the foreign exchange trading losses. No relief is sought in the purported derivative action against AIB, Allfirst or Allfirst Bank. On December 30, 2002, the Court dismissed the action. On January 10, 2003, the plaintiffs filed a motion seeking to have the Court amend or revise the judgement, or to be granted leave to file an amended complaint. This was dismissed on March 3, 2003. The plaintiffs filed a second such motion on March 17, 2003. The court dismissed this on April 4, 2003. The plaintiffs have appealed to the Court of Special Appeals for the State of Maryland. On June 20, 2003 the Plaintiffs’ petition to by-pass the Maryland Court of Special Appeals and appeal directly to the Maryland Court of Appeals was denied by the Court of Appeals. The Plaintiffs’ appeal to the Maryland Court of Special Appeals was argued on January 12, 2004 and a decision on this appeal remains pending.

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

Prospective accounting changes

International accounting standards

The European Commission has adopted a regulation on the application of International Accounting Standards (“IASs”) and International Financial Reporting Standards (“IFRSs”). This requires that the group accounts of all listed companies in the EU should, from January 2005, be drawn up on the basis of adopted IASs and IFRSs. The ‘adoption’ of the International Accounting Standards Board (“IASB”) standards is the responsibility of the Accounting Regulatory Committee of the European Commission. Under the terms of the EU regulation, member state governments have the option to decide whether adopted IASs/IFRSs should be applied more widely than in the group accounts of listed companies.

During 2003, the IASB issued a number of improvements to existing standards and it amended IAS 32 and IAS 39 which deal with the accounting for, and disclosure of, financial instruments. In the first quarter of 2004 new standards on Share based payments (IFRS 2), Business combinations (IFRS 3), Insurance contracts (IFRS 4), Non current assets held for sale and discontinued activities (IFRS 5) as well as the limited amendment to IAS 39, ‘Financial instruments: Recognition and Measurement’, dealing with macro hedging, were published.

AIB will be required to prepare its financial statements under ‘adopted’ IASs/IFRSs from January 1, 2005. The standards will change the manner in which the financial effects of transactions are reported and the format of that reporting. The effect on AIB cannot be fully predicted at this point in time due to the nature of the standards themselves and the number of uncertainties that remain.

The principal uncertainties are that a number of key standards have only recently been finalised, principally those relating to “macro hedge” accounting and life assurance and the assessment of their detailed impact is ongoing. In addition, there is uncertainty as to whether the European Union will adopt IAS 32 and IAS 39. The Irish Financial Services Regulatory Authority (“IFSRA”) has not finalized its approach to IAS and has not indicated whether the new accounting treatments under IASs/IFRSs will be adopted in the calculation of regulatory capital.

Given the level of uncertainty as set out above, the effect of IASs/IFRSs on the Group cannot be fully quantified at this stage. However, the key differences between the policies adopted by AIB in the preparation of its accounts, and those required by IAS, are set out below.

A group-wide programme is underway to ensure full compliance with IAS in 2005. The significant deliverables include the necessary adjustments to the Group accounting policies, addressing any business impacts arising, and making the necessary changes to the Group’s accounting and reporting systems. Progress is monitored monthly by a Group level steering committee and progress to date is considered to be satisfactory.

Hedge accounting

AIB’s accounting policy for derivatives is set out on page 84. Derivatives held for hedging purposes are accounted for on the same basis as the underlying assets and liabilities. Derivatives held as part of the Group’s risk management strategy are accounted for on an accruals basis.

The use of hedge accounting is more restricted under IAS 39 than at present under Irish GAAP. IAS 39 requires derivatives to be recognized at fair value, with changes in the valuation of certain derivatives impacting the statement of income, potentially resulting in significant earnings volatility. Other derivatives representing hedges of forecasted transactions will be marked to market to equity.

AIB’s non-trading book generates interest rate risk which is managed using interest rate swaps and other instruments. Application of the hedge accounting rules of IAS 39 will be difficult as products tend to reprice or mature on a behavioural rather than on a contractual basis. As a result, the extent to which the business objectives can be met through the use of derivatives will depend on the ability to construct effective hedges that meet the requirements of IAS.

The IAS implementation programme is considering alternative compliant hedging strategies. Application of IAS 39 hedge accounting rules, including compliance with the stringent effectiveness tests, will require systems development.

Application of IAS 39 to AIB’s current hedging policy could have a significant impact on equity and earnings. The extent to which AIB can achieve its economic hedging objectives for its market risk exposures through the actions outlined above, will reduce the degree of equity and earnings impact and the volatility arising from IAS 39.

Effective interest rate

AIB amortizes fees which increase the yield on transactions over the lives of the underlying transactions.

Under IAS 39, origination fees and related costs are required to be taken into account in the calculation of the effective interest rate and amortized over the expected rather than the contractual life.

Application of the IAS approach to recognizing fee income and origination costs is not anticipated to have a significant effect on earnings in AIB while there will be some reclassification from other income to net interest income.

Allowances for loan losses

AIB’s accounting policy for allowances for loan losses is set out in page 81.

Under IAS 39, the concept of general and specific provisions no longer arises. Under the standard, provision can only be made for losses that have already been incurred at balance sheet date. Impairment is based on objective evidence and the impairment amount is the difference between the ‘present value of future cash flows’ and the book value of the asset. IAS permits the calculation to be completed for portfolios of loans when the loans are not individually significant.

The statement of income charge for credit provisioning under IAS is expected to be more volatile as provisions will reflect the economic climate at the reporting date.

Long-term assurance business

AIB’s accounting policy for its long-term assurance business is set out on page 84. AIB accounts for the embedded values of its life businesses on the balance sheet, thus recognizing the discounted value of future profits.

The initial IAS standard covering insurance contracts (IFRS 4) was finalized in late March 2004. A more comprehensive standard on life assurance is to be published at a later date. This will address broader conceptual and practical issues relating to insurance accounting. Arising from IFRS 4 contracts that are largely investment in nature (i.e., do not contain significant insurance risk) will be accounted for as financial instruments under IAS 39.

The discounted value of future profits will no longer be recognized under IAS in respect of the investment contracts. However, certain acquisition costs will be deferrable under IAS. The deferred acquisition costs under IAS are likely to be significantly lower in value than the current discounted value of future profits.

Application of IAS insurance standards to AIB’s accounts is therefore likely to generate an overall reduction in stockholders’ equity on initial adoption, as the discounted value of future profits on investment products previously recognized on writing of new business will be reversed out, to be recognized in future periods. Accounting for investment products under IAS 39 is likely to reduce profits from new business in the year in which the business is written, particularly as the discounted value of future profits will no longer be recognized but replaced by the deferred acquisition costs. There will be an offset in terms of earnings from the in-force book on which the discounted value of future profits will not have been recognized in prior periods.

Share based payments

The grant of options under the Group’s share option schemes does not give rise to a statement of income charge under Irish GAAP.

The IASB standard on Share based payments requires an expense to be recognized in respect of share based payment transactions. The issuance of options or shares to employees with, say, a three-year vesting period is considered to relate to services over the vesting period. Therefore, the fair value of the share-based payment, determined at the grant date, will be expensed over the vesting period.

The standard is mandatory in respect of all equity-settled share based payments granted after November 7, 2002 that are not yet vested at the effective date of IAS.

Goodwill

AIB’s accounting policy in respect of goodwill is set out in the accounting policies on pages 83 and 84. AIB currently amortizes goodwill arising on acquisitions after December 31, 1997 over a maximum life of 20 years.

The IASB standard on business combinations requires that goodwill should not be amortized but should be tested annually for impairment.

The above discussion relates only to the major differences in accounting policies between those currently applied by the Group and those required under IAS. Accordingly, it should not be considered to be a comprehensive discussion of all differences that may arise when AIB first implements IASs/IFRSs.

Derivative Instruments and Hedging Activities

In April 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and is effective for hedging relationships designated after June 30, 2003. Provisions of SFAS No. 149 that relate to SFAS No. 133 implementation issues that had been effective for fiscal quarters that began prior to June 15, 2003 should continue to be applied in accordance with their respective dates. All provisions of SFAS No. 149 should be applied prospectively, except for paragraphs 7(a) and 23(a), which relate to forward purchases or sales of “when-issued” securities or other securities that do not yet exist, which should be applied to both existing contracts and new contracts entered into after June 30, 2003. The provisions of SFAS No. 149 did not have a material impact on the Group’s consolidated financial statements.

Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” SFAS No. 150 established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. It is to be implemented by reporting the cumulative effect of a change in accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The provisions of SFAS No. 150 did not have a material impact on the Group’s consolidated financial statements.

Guarantees

In November 2002, the FASB issued FASB Interpretation 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. This interpretation expands the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees and requires the guarantor to recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 clarifies the requirements of SFAS No. 5, “Accounting for Contingencies”, relating to guarantees. In general, FIN 45 applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in a variable that is related to an asset, liability, or equity security of the guaranteed party. Certain guarantee contracts are excluded from both the disclosure and recognition requirements of this interpretation, including, among others, guarantees relating to employee compensation, residual value guarantees under capital lease arrangements, commercial letters of credit, loan commitments, subordinated interests in a special purpose entity and guarantees of a company’s own future performance.

Other guarantees are subject to the disclosure requirements of FIN 45 but not to the recognition provisions and include, among others, a guarantee accounted for as a derivative instrument under SFAS No. 133, a parent’s guarantee of debt owed to a third party by its subsidiary or vice versa, and a guarantee which is based on performance not price. The disclosure requirements of FIN 45 are effective for interim and annual periods after December 15, 2002.

The recognition requirements of FIN 45 are effective for guarantees issued or modified after December 31, 2002. FIN 45 had no impact on results of operations, financial position, or cash flows, for the year ended December 31, 2003.

Consolidation of Variable Interest Entities

In January 2003, the FASB issued FASB Interpretation 46 (“FIN 46”), Consolidation of Variable Interest Entities. FIN 46 requires that a company that holds variable interests in an entity, to consolidate the entity if the company’s interest in the variable interest entity (“VIE”) is such that the company will absorb a majority of the VIE’s expected losses and/or receive a majority of the VIE’s expected residual returns, if they occur. In such cases the company is the “primary beneficiary” of the VIE. FIN 46 also requires additional disclosures by primary beneficiaries and other significant variable interest holders.

The Group is the primary beneficiary of a securitization and as such has consolidated it for the purposes of US GAAP. The securitization is essentially a promissory note put in place in 1999 to remove the catastrophic risk related to the Group’s “AAA” Asset Backed Portfolio. The value of the securitization at December 31, 2003 is €203 million. The total value of portfolio supported by the securitization at December 31, 2003 is US$722 million. The creditors of this VIE have no recourse to the Group over the limit of €203 million entered into by the Group.

The Group has a significant variable interest in four collateralized debt obligations (“CDOs”) set up since 2001, three of which invest in European sub investment grade leveraged finance assets and one in US High Yield Bonds. The cumulative size of these CDOs at December 31, 2003 is €1,367 million. The Group’s investment and maximum exposure totals €47 million. There is no recourse to the Group by third parties in relation to these CDOs.

Item 9.	Offer & Listing

Offer and listing details

Trading market for Ordinary shares of AIB

At December 31, 2003, AIB had outstanding 907,621,316 ordinary shares of €0.32 each, of which 61,134,156 were held as Treasury Shares (see note 40 to the consolidated financial statements). The principal trading markets for AIB ordinary shares are the Irish Stock Exchange and the London Stock Exchange. Listing of the ordinary shares, in the form of American Depositary Shares (“ADS”), was obtained on the New York Stock Exchange (“NYSE”) effective November 28, 1990. Each ADS, which comprises two ordinary shares, is traded under the symbol “AIB” and is evidenced by an American Depositary Receipt (“ADR”). The ADR depositary is The Bank of New York.

At December 31, 2003, a total of 54.2 million ADSs were outstanding, representing 12% of total outstanding ordinary shares held by 5,208 registered stockholders and 12,000 stockholder accounts in street names. Since certain of the ordinary shares and ADRs were held by brokers or other nominees, the number of recorded holders in the US may not be representative of the number of beneficial holders or of their country of residence.

The following table sets forth the high and low sales prices of the ordinary shares during the periods indicated, based on mid-market prices at close of business on the Irish Stock Exchange and the high and low sales prices for ADSs, as reported on the NYSE composite tape.

	€0.32 Ordinary shares		American Depositary Shares(1)
	High	Low	High	Low
	(Euro)		(Dollars)
Year ended December 31,
1999	18.15	10.86	40 43/64	21 1/8
2000	13.10	7.93	23 1/2	15 1/8
2001	13.80	9.31	25 9/16	17
2002	15.70	10.92	29 1/5	19 10/13
2003	14.38	11.50	32 20/23	24 43/50

Calendar year
2002
First quarter	14.10	11.35	24 3/10	19 10/13
Second quarter	15.70	12.97	28 1/2	23 17/27
Third quarter	14.40	10.92	28 7/20	22 4/21
Fourth quarter	14.80	11.80	29 1/5	23 23/71

2003
First quarter	13.70	11.50	28 65/97	24 43/50
Second quarter	14.38	12.30	32 20/23	27 33/50
Third quarter	13.40	12.02	30 29/50	27 13/50
Fourth quarter	12.70	12.05	31 43/50	28 1/4

Month ended
November 2003	12.68	12.10	29 14/25	28 1/4
December 2003	12.70	12.05	31 43/50	29 9/50
January 2004	13.90	12.72	34 9/10	31 39/47
February 2004	13.45	12.22	34 4/57	30 3/5
March 2004	12.30	11.95	30 17/25	29 3/47
April 2004	12.88	12.03	31 8/89	28 9/10

(1)	An American Depositary Share represents two ordinary shares of €0.32 each.

Trading market for Preference shares of AIB

In May 1998, AIB issued 250,000 non-cumulative Preference shares, Floating Rate Series A. These ADSs have not been and will not be registered under the Securities Act and will be traded in the United States only by Qualified Institutional Buyers (“QIBs”) in reliance on Rule 144A under the Securities Act and to non-US persons in reliance on Regulation S.

Markets

(See Item 9 – “Offer and listing details” above).

Item 10.	Additional information

Memorandum & Articles of Association

A copy of the Memorandum & Articles of Association of Allied Irish Banks, p.l.c. was previously filed as part of the Annual Report on Form 20-F for the year ended December 31, 2002. The special resolutions passed at the 2004 Annual General Meeting are attached as Exhibit I.I of this Annual Report on Form 20-F.

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

There are no restrictions under AIB’s Articles of Association or under Irish law, as currently in force, that limit the right of non-resident or foreign owners, as such, to hold securities of AIB freely or, when entitled, to vote such securities freely. There are currently no restrictions under Irish law, decrees, or regulations affecting the remittance of dividends or other payments to non-resident holders of AIB securities except (i) in respect of residents of Iraq to whom, or by whose order or on behalf of whom, no such remittance or payment may be made, without the permission of the Central Bank of Ireland; (ii) certain restrictions on the “transfer of funds and other financial resources” (a phrase which is defined as including dividends) to or for the benefit of Mr Slobodan Milosevic and certain persons associated with him, under EC Council Regulation No. 2488/2000 of November 10, 2001 (as amended); (iii) certain restrictions arising from the freezing of “funds” (a phrase which is defined as including dividends) and other financial resources under EC Council Regulation No. 881/2002 of May 27, 2002 (as amended) imposing sanctions in respect of the Taliban of Afghanistan; (iv) certain restrictions arising from the freezing of the “funds” (a phrase which is defined as including dividends) and other financial resources of certain persons involved in governmental functions in Burma/Myanmar under EC Council Regulation No. 1081/2000 of May 22, 2000 (as amended) imposing sanctions in respect of that country; and (v) certain restrictions arising from the freezing of all “funds, other financial assets or economic resources” (a phrase which is defined as including assets of every kind) of certain persons involved in the Government of Zimbabwe or persons or bodies associated with them under EC Council Regulation No. 310/2002 of February 18, 2002 concerning certain restrictive measures in respect of Zimbabwe. All of these exceptions arise from United Nations and/or European Union sanctions.

Taxation

The discussion set forth below is intended only as a descriptive summary of certain consequences to Eligible US Holders (as defined below) of the purchase, ownership and disposition of AIB shares or ADSs and is not a complete technical analysis or listing of all potential tax effects or considerations that may be relevant. This summary deals only with Eligible US Holders that hold AIB shares or ADSs as capital assets for Irish and US Federal income tax purposes. This discussion does not deal with the tax consequences to all categories of investors, some of which (including persons liable for alternative minimum tax, insurance companies, tax-exempt organizations and dealers in securities may be subject to special rules). Holders of any interest in AIB shares or ADSs are advised to consult their own tax advisors as to the Irish, United States or any other tax consequences of the purchase, ownership and disposition of an interest in AIB shares or ADSs, including the effect of any foreign, state or local tax laws.

For purposes of this discussion an “Eligible US Holder” is a beneficial owner of Ordinary or Preference shares or ADSs who is (a) a resident of the United States for the purposes of US Federal income tax, (b) not a resident of Ireland for the purposes of Irish taxes, and (c) not engaged in trade or business in Ireland through a permanent establishment.

This summary is based upon the Double Taxation Convention between Ireland and the United States in effect as of January 1, 1998 (“the Tax Treaty”), and tax laws, judicial decisions, regulations and administrative rulings and practices of Ireland and the United States as currently in effect and all of which are subject to change at any time.

Eligible US Holders of ADSs will be treated as the owners, as appropriate, of the underlying Ordinary or Preference shares for United States Federal income tax purposes and for purposes of the Tax Treaty.

Irish taxation

Dividends. Dividends paid by AIB with respect to AIB shares or ADSs and received by an Eligible US Holder who is a person other than a company and who is not ordinarily resident in Ireland in a year of assessment are not liable to Irish income tax. Dividends paid by AIB with respect to AIB shares or ADSs and received by an Eligible US Holder who is a company, are not liable to Irish income tax provided the Eligible US Holder is not under the control (direct or indirect) of a person or persons who are Irish Resident.

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

Computershare Investor Services (Ireland) Ltd, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland. Telephone:+353-1-216 3100, Facsimile:+353-1-216 3151, e-mail: web.queries@computershare.ie; or from the Irish Revenue Commissioners at the following address:

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

Subject to limitation contained in the Code (as defined below in the paragraph entitled “United States income taxation”), the Tax Treaty provides that the US shall allow to an Eligible US Holder who receives a dividend, the balance (15%) of the Irish tax paid by such Eligible US holder, as a foreign tax credit against US Federal income tax liability. See discussion of US taxation below.

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

Irish Stamp Duty. Under current Irish legislation, no stamp duty is payable in Ireland on transfers of, or agreements to transfer, ADRs where the ADRs (or the underlying securities which they represent) are dealt in and quoted on a recognized stock exchange in the United States. The AIB Ordinary shares that are listed and traded on the New York Stock Exchange (“NYSE”), in the form of ADSs evidenced by ADRs, fall within this exemption. For so long as the Preference share ADSs continue to be Portal designated securities on the Portal Market, they will be regarded as being “dealt in and quoted on a recognized Stock Exchange in the United States of America” and, by concession of the Irish Revenue Commissioners, transfers, or agreements to transfer the Preference share ADS will be exempt from Irish stamp duty.

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

Inheritance and gift taxation. See “United States and Irish Inheritance and Gift Taxation” on page 59.

United States income taxation

Dividends. Dividends received by an Eligible US Holder of an Ordinary or a Preference share or an ADS are taxable as dividend income for US Federal income tax purposes to the extent of AIB’s current or accumulated earnings and profits, as determined under US Federal income tax principles pursuant to the Internal Revenue code of 1986, as amended (“Code”). Distributions in excess of current or accumulated earnings and profits would be treated as a non-taxable return of capital to the extent of the US Holder’s basis in his Ordinary or Preference shares or ADSs and would reduce the US holder’s basis in his Ordinary or Preference shares or ADSs. Any remaining excess would be treated for US Federal tax purposes as capital gains, provided the Ordinary or Preference shares or ADSs are capital assets in the hands of such US Holder.

In May 2003 the U.S. tax rate on qualified dividends received by individuals, after December 31, 2002 and before January 1, 2009, was reduced to 15%. Dividends paid by AIB with respect to Ordinary shares, Preference shares or ADSs will generally be qualified dividend income for U.S. tax purposes, provided US Holders meet certain holding period requirements. Holders of Ordinary Shares or ADSs must have held their shares for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date. Holders of Preference shares must have held their shares for more than 90 days during the 180-day period beginning 90 days before the ex-dividend date.

Dividends paid by AIB with respect to Ordinary shares, Preference shares and ADSs, will not qualify for the dividend received deduction otherwise generally allowed to US corporate stockholders.

Subject to various limitations, Eligible US Holders who have DWT applied to their dividend may be entitled to a credit against their U.S. federal income tax liability. Under the Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to separate classes of income. Dividends paid by AIB with respect to AIB Ordinary or Preference shares or ADSs are foreign source “passive” income or, in the case of certain Eligible US holders, “financial services” income. Foreign tax credits allowable with respect to each class of income cannot exceed the US Federal income tax otherwise payable with respect to such class of income. Special rules apply to qualified dividends subject to the 15% tax rate.

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

Gain on disposition. Upon the sale, exchange or other disposition of Ordinary or Preference shares or ADSs, a US Holder will recognize a gain or loss, if any, equal to the difference between the amount realized upon the sale, exchange, or disposition and the US Holder’s tax basis. Generally, a holder’s tax basis in Ordinary or Preference shares or ADSs will be the US Holder’s cost. Such gain or loss will generally be capital gain or loss if the Ordinary or Preference shares or ADSs were held as a capital asset. Capital gains recognized by noncorporate US Holders after May 5, 2003 and before January 1, 2009, on shares held longer than one year, are taxed at a maximum rate of 15%. Any gain will generally be treated as US source income.

Withholding tax. A holder of ADSs may, under certain circumstances, be subject to US backup withholding tax with respect to dividends paid on the ADSs or the proceeds of sale of the ADSs. For 2003, backup withholding tax is at a rate of 30%. The backup withholding rate is reduced to 28% from 2004. A US holder of ADSs is subject to backup withholding tax unless such holder: (i) is a corporation or comes within the certain other exempt categories and, when required, demonstrates this fact; or (ii) provides a correct taxpayer identification number (“T.I.N.”), certifying that such holder is not subject to backup withholding tax and otherwise complies with applicable requirements of the backup withholding tax rules. A non-US holder of ADSs must complete and provide AIB or its agent with the applicable Form W-8 (“Certificate of Foreign Status”) certifying that such person is a foreign person exempt from backup withholding tax. Any amount withheld under the US backup withholding tax rules will be creditable against the holder’s US federal income tax liability. Form W-8 does not exempt the non-US holder of ADSs from normal withholding tax on dividend distributions which are subject to a 30% or lower treaty withholding rate.

A US holder of Ordinary or Preference shares may be exempted from or entitled to a refund of Irish dividend withholding tax (see “Irish Taxation - Withholding Tax on Dividends” above).

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

United States and Irish Inheritance and Gift Taxation

Irish Capital Acquisitions Tax (“CAT”) applies to gifts and bequests of Irish situate assets. Irish CAT may also apply to non-Irish situate assets depending on the tax residence, ordinary residence and domicile positions of the donor and the successor or donee. As such Irish CAT applies to gifts and bequests of Ordinary or Preference shares. It is not entirely clear whether ADSs representing ordinary or preference shares are regarded as non-Irish situate assets. As such CAT may also apply to gifts and bequests of ADSs representing Ordinary or Preference shares regardless of the residence, ordinary residence or domicile of the donor and successor or donee. CAT is charged at a single rate of 20% above a tax-free threshold. This tax-free threshold is determined by the amount of the current benefit and of previous benefits within the charge to CAT and the relationship between the donor and the successor or donee. Gifts and inheritances between spouses are not subject to CAT.

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

Item 11.	Quantitative and qualitative disclosures about risk

Risk management

Risk-taking is inherent in providing financial services and AIB assumes a variety of risks in its ordinary business activities. These include, credit risk, market risk, liquidity risk and operational risk. The role of Risk Management is to ensure that AIB continues to take risk in a controlled way in order to enhance shareholder value. AIB’s risk management policies are designed to identify and analyse these risks, to set appropriate risk limits and to monitor these risks and limits continually. AIB continually modifies and enhances its risk management practices to reflect changes in markets, products and evolving best practice.

Primary responsibility for risk management lies with line management. Within AIB, line management is supported by a risk management function that sets standards, policies, limits and measurement methods and provides independent oversight with a direct reporting line to the Group Chief Executive (“CEO”) and the Audit Committee of the Board. The Board of Directors formally approves the overall strategy and the direction of the business on an annual basis. It regularly monitors the Group’s financial performance, reviews risk management activities and controls and has responsibility for approving the Group’s risk appetite. The Group Executive Committee (“GEC”), comprising the Group CEO, Group Director, Finance & Enterprise Technology, Group Chief Risk Officer (“CRO”), Group Director of HR and the four Divisional Managing Directors, manages the strategic business risks of the Group. It sets the business strategy within which the risk management function operates and oversees its activities.

The Group Risk Management Committee (“RMC”) is chaired by the Group CRO and has Governance responsibility for identifying, analysing and monitoring exposure, adopting best practice standards and directing risk management activities across the Group. It is supported by the Group Credit Committee (“GCC”), the Group Operational Risk Management Committee (“ORMCO”) and the Group Market Risk Committee (“MRC”). The Group Asset and Liability Management Committee (“Group ALCO”) is chaired by the Group Director, Finance & Enterprise Technology and has responsibility for the Group’s capital, funding and liquidity management activities.

The Group CRO heads AIB’s risk management function. This function is responsible for:

•	Policies, instructions and guidelines

•	Identification of risk

•	Risk analysis

•	Risk measurement

•	Monitoring and control, and

•	Reporting

Each of the four operating divisions have dedicated risk management functions, with Divisional CRO’s reporting directly to the Group CRO. In addition, the Group Chief Credit Officer (“CCO”) and the Group Head of Operational Risk Management have functional responsibility for these risks at the centre and these also report directly to the Group CRO. Each Division has dedicated credit risk management and operational risk management functions. The Divisional CCO chairs the credit committee in each Division. Each Division has an ORMCO that reports into the Group ORMCO. The CRO for Capital Markets Division has functional responsibility for market risk for the Group.

Two other functions play very important roles in overseeing the risk control environment. These are Group Internal Audit and Regulatory Compliance & Business Ethics.

Group Internal Audit provides independent assurance to the Board Audit Committee in the form of a written opinion on the adequacy, effectiveness and sustainability of the governance, risk management and control framework in operation throughout the Group. The risk management processes for credit risk, market risk and operational risk are assessed and tested. In addition to audit reports, internal audit provides information on the overall control environment to the management of the individual divisions. A secondary objective of internal audit is to influence proactively executive management to strengthen the governance, risk management and control framework through the sharing of best practices.

In undertaking its responsibilities, internal audit adopts a risk-based approach, which underpins the risk management processes in place across the Group. Businesses undertake self-assessments of operational risk and the effectiveness of their controls in managing these risks. The information contained in these self-assessments is subject to review by internal audit. There is a programme of ongoing review of risk identification standards and risk measurement methodologies at business unit level, which includes testing of the risk mitigators adopted by management.

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

Credit risk

Credit risk is the risk that a customer or counterparty will be unwilling or unable to meet a commitment that it has entered into and that the pledged collateral does not cover AIB’s claims. The credit risks in AIB arise primarily from lending activities but also from guarantees, derivatives and securities. Furthermore, credit risk includes country risk and settlement risk.

The credit risk in derivatives contracts is the risk that AIB’s counterparty in the contract defaults prior to maturity at a time when AIB has a claim on the counterparty under the contract. AIB would then have to replace the contract at the current market rate, which may result in a loss.

Country risk is the risk that circumstances can arise in which customers and other counterparties within a given country may be unable, unwilling or precluded from fulfilling their obligations to AIB due to deterioration in economic or political circumstances.

Settlement risk is the risk of loss arising in situations where AIB has given irrevocable instructions for a transfer of a principal amount or security in exchange for receiving a payment or security from a counterparty, which defaults before the transaction is completed.

Credit management and control

Credit risk is managed and controlled throughout AIB on the basis of established credit processes and within a framework of credit policy and delegated authorities based on skill and experience. Credit grading and monitoring systems accommodate the early identification and management of deterioration in loan quality. In addition, the credit management process is underpinned by an independent system of credit review.

The Board determines the credit authority for the GCC and approves the Group’s key credit policies. It also approves divisional credit authorities and reviews credit performance on a regular basis. The GCC considers and approves, within the parameters of the Group Large Exposure Policy, credit exposures which are in excess of divisional credit authorities and has responsibility for netting and approval of loan provisioning. It comprises senior divisional and Group-based management. This committee reviews and recommends key credit policies to the Board and reviews trends in credit quality and determines overall provision adequacy.

The Group CCO sets Groupwide standards for best practice including credit grading and scoring methodologies and exposure measurement and chairs the GCC. Divisional management approve divisional credit policy/best practice with the involvement of the risk management function.

Customer and facility grading is a core component of the credit risk management process as it captures a variety of quantitative and qualitative factors indicating a customer’s capability to meet its obligations to AIB. Divisional authority and large exposure policy limits are tiered by reference to customer and facility grade.

Credit risk on derivatives

Derivatives are used by AIB to meet customer needs as well as for proprietary trading purposes and to reduce interest rate and currency risk in regular banking activities. Derivatives affect both credit and market risk exposures. The credit exposure is treated in the same way as other types of credit exposure and is included in customer limits.

The total credit exposure consists partly of current exposure and partly of potential future exposure. The potential future exposure is an estimation, which reflects possible changes in market values during the remaining lifetime of the individual contract. AIB uses a simulation tool to estimate possible changes in future market values and computes the credit exposure to a high level of statistical significance.

Country risk

Country risk is managed by setting appropriate maximum risk limits to reflect each country’s overall credit worthiness. Independent credit information from international sources, supported by visits to relevant countries is used to determine the appropriate risk limits. Risks and limits are monitored on an ongoing basis.

Settlement risk

The settlement risk on individual counterparties is measured as the full value of the transactions on the day of settlement. It is controlled through settlement risk limits. Each counterparty is assessed in the credit process and clearing agents, correspondent banks and custodians are selected with a view to minimising settlement risk.

Measurement methods

In recent years, AIB has taken significant steps to improve its framework for quantifying credit risk. Driven initially by the introduction of Risk Adjusted Return on Capital (“RAROC”) as a tool to improve credit decision-making and performance management, work is continuing to refine measurement methods to enhance shareholder value and meet the standards of the New Basel Accord (“Basel II”).

Rating and scoring

Internal rating and credit scoring models lie at the heart of credit management in AIB. They are used to differentiate between credits on the basis of the likelihood of default. AIB’s core grading system combines an evaluation and measurement of the business and financial risk factors affecting a borrower with a method for capturing the risk characteristics of different types of credit facilities.

Quantifying credit risk

AIB’s RAROC framework centres around the quantification of economic capital, i.e. AIB’s estimate of the amount of capital required to protect against the risks inherent in the business. The most important inputs when quantifying credit risk are the probability of default (“PD”), the loss given default (“LGD”) and the exposure at default (“EAD”). The rating grades produced by the rating models are translated into a PD, which is a key parameter when measuring risk. LGD is measured taking into account the security held by AIB. EAD for many products is equal to the outstanding exposure, but for some products, such as credit lines and derivative contracts, the EAD may be higher than the outstanding exposure.

AIB uses RAROC to ensure that investment and lending activities earn an adequate return for the risk taken. The methods used to estimate economic capital and allocate it to the business continue to be upgraded in line with emerging best practice.

Market risk

Market risk is the exposure to loss arising from adverse movements in interest rates, foreign exchange rates and equity prices. It arises in trading activities as well as in the natural course of transacting business, for example in the provision of fixed rate loans or equity linked tracker bonds to customers.

Risk management and control

The principal aims of AIB’s market risk management activities are to limit the adverse impact of interest rate, exchange rate and equity price movements on profitability and shareholder value and to enhance earnings within defined limits. Market risk management for AIB is centralized in Capital Markets Division. Interest rate, foreign exchange rate and equity risks incurred in retail and corporate banking activities are transferred into Global Treasury where they are managed. The basic principle is that these risks are eliminated by matching the market risk characteristics of assets, liabilities and off-balance sheet items. Global Treasury has the discretion to run a small mismatch, subject to strict limits and is also responsible for AIB’s investment and liquidity management activities.

Market risks are managed by setting limits on the amount of the Group’s capital that can be put at risk. These limits are based on risk measurement methodologies described below. The Board delegates authority to the Group CRO to allocate these limits on its behalf. The limits for Global Treasury are set in accordance with its business strategy and are reviewed frequently. The Managing Director of Global Treasury allocates these limits to the various dealing desks who supplement these with more detailed limits and other risk reducing features such as stop-loss rules. Within Global Treasury, there is a dedicated risk management team charged with the responsibility to ensure that the risk measurement methodologies used are appropriate for the risks being taken and that appropriate monitoring and control procedures are in place. The Market Risk Committee (“MRC”) reviews market risk strategy. It approves policies and promotes best practice for measurement, monitoring and control.

Liquidity risk

The objective of liquidity management is to ensure that, at all times, the Group holds sufficient funds to meet its contracted and contingent commitments to customers and counterparties, at an economic price. The Group achieves this through the maintenance of a stock of high quality liquid assets and active involvement in the interbank market, supplemented by a euro medium-term note program. The Group’s stock of liquid assets is maintained at a level considered sufficient to meet the withdrawal of deposits or calls on commitments in both normal and abnormal trading conditions. In all cases, net outflows are monitored on a daily basis and the required minimum stock of liquid assets can be increased if these outflows exceed predetermined target levels. Global Treasury, through its wholesale treasury operations manages, on a global basis, the liquidity and funding requirements of the Group. Item 11 outlines the committee oversight responsibility with respect to liquidity management.

Euro, Sterling and the Polish zloty represent the most important currencies to AIB Group from a liquidity perspective. The Group has an establised retail deposit base in Ireland, Britain and Poland which funds asset growth. Although a significant element of these deposits are contractually repayable on demand or at short notice, the Group’s substantial customer base and geographic spread generally ensures that these current and deposit accounts represent a stable and predictable source of funds. The retail deposit base in Ireland and the U.K has continued to grow in recent years, despite the general reduction in interest rates. In Poland, there has been a small reduction in deposit levels due to the falling interest rate environment. An additional contribution to this reduction has been the introduction of deposit interest retention tax resulting in a move to mutual type funds. Poland’s fund management subsidiary has proactively responded to this market change and succeeded in increasing its share of the overall Polish savings and investment market. Notwithstanding this trend, deposits in Poland continue to significantly exceed loan assets.

The Group has sufficient liquidity to meet its current funding requirements and has a funding strategy in place to meet its future funding needs.

For information on the level of borrowing at the end of the period and its maturity and interest profile see “Analysis of loans to customers by maturity and interest rate sensitivity” on page 166.

The Group also operates a liquidity contingency plan for critical situations. This was last instigated in February 2002 following the fraudulent foreign exchange trading activities in Allfirst Bank. Counterparty ratings of AIB are as follows: Moody’s long-term “Aa3” and short-term “P-1”; Fitch long-term “AA” minus and “F+1”; Standard and Poors long-term single “A”.

Measurement methods

There is no single risk measure that captures all aspects of market risk. AIB uses several risk measures including Value at Risk (“VaR”) models, sensitivity measures and stress testing.

VaR

The aim of VaR is to estimate the probable maximum loss in fair value that could arise in one month from a “worst case” movement in market rates. This is computed using statistical analysis of market rate movements setting a confidence level at 99%. This means that there is a one in one hundred chance that the potential loss could be greater than that estimated from the data used. VaR figures are quoted using one-day and one-month holding periods.

AIB’s market risk exposure is spread across a range of instruments, currencies and maturities. The VaR for a portfolio of market risk positions will not be the sum of the VaRs for each financial instrument included in the portfolio. The VaR for a portfolio is lower because it is unlikely that the “worst case” scenario occurs in all instruments, currencies and maturities simultaneously.

Sensitivity measures

The limitations of VaR techniques are well known to banks. They stem from the need to make assumptions about the spread of likely future price and rate movements. AIB supplements its VaR methodology with sensitivity measures. Dealers in Global Treasury know how much the value of their positions could change for a given change in rates and/or prices. This sensitivity is monitored at desk and management level and reported on by the Global Treasury risk management unit. These measures can also be used to decide on hedging activities. Decisions can be taken to close out positions when the level of sensitivity combined with the likelihood of a rate or price change exposes AIB to too high a loss in value.

Stress testing

AIB’s VaR and sensitivity measures provide estimates of probable maximum loss in normal market conditions. Stress tests are used to supplement these measures by estimating possible losses that may occur under extreme market conditions. These measures feed into the estimate of economic capital for market risk.

The following table illustrates the VAR figures for interest rate risk for the years ended December 31, 2003 and 2002.

	2003		2002
	Trading	Non-Trading	Trading	Non-Trading
	(Euro in millions)		(Euro in millions)
Interest rate risk
1 month holding period:
Average	9.3	25.9	6.8	48.7
High	11.6	49.6	9.3	87.4
Low	6.4	12.8	4.7	23.0
December 31	8.1	18.9	6.4	48.5
1 day holding period:
Average	2.1	5.8	1.5	10.9
High	2.6	11.1	2.1	19.5
Low	1.4	2.9	1.0	5.1
December 31	1.8	4.2	1.4	10.8

Interest rate risk

Global Treasury manages the Group’s exposure to interest rate risk. The risk is that changes in interest rates will have adverse effects on earnings and on the value of AIB’s assets and liabilities. This risk is managed by setting limits on the earnings at risk and the value at risk (VaR) from the open interest rate risk positions of the Group. Stop loss limits are also used to close out loss making positions.

In managing interest rate risk, a distinction is made between trading and non-trading activities. Trading activities are recorded in the trading book. Interest rate risk associated with AIB’s retail, corporate and commercial activities is managed through the non-trading book. The reported interest rate VaR figures above represent the average, high, low and year end probable maximum loss in respect of both trading and non-trading book positions held in Global Treasury.

Trading book

The interest rate trading book includes all securities and interest rate derivatives that are held for trading purposes in Global Treasury. These are revalued daily at market prices (marked to market) and any changes in value are immediately recognized in income. During 2003, trading book interest rate risk was predominantly concentrated in the euro, sterling and the US dollar.

Non-trading book

AIB’s non-trading book consists of its retail and corporate deposit books, Global Treasury’s cash books and the Group’s investment portfolios. AIB’s retail businesses have a substantial level of free current accounts, equity and other interest-free or fixed rate liabilities and assets. Unless carefully managed, the net income from these funds will fluctuate directly with short-term interest rates. AIB manages this volatility by maintaining a portfolio of assets with interest rates fixed for several years. In designing this strategy, care is taken to ensure that the management of the portfolio is not inflexible as market conditions and customer requirements can bring about a need to alter the portfolio. Group ALCO sets the framework and reviews the management of these activities.

AIB’s net interest rate sensitivity as at December 31, 2003 is illustrated in note 52.

Foreign exchange rate risk

AIB is exposed to foreign exchange rate risk through its international operations and through Global Treasury activities in foreign currencies.

Foreign exchange rate risk - structural

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

The Group does not maintain material non-trading open currency positions other than the structural risk exposure discussed above.

At December 31, 2003 and 2002, the Group’s structural foreign exchange position was as follows:

	December 31, 2003	December 31, 2002
	(Euro in millions)
US dollar	1,499	902
Sterling	1,008	1,206
Polish zloty	129	187

	2,636	2,295

This position indicates that a 10% movement in the value of the euro against these currencies at December 31, 2003 would result in an amount to be taken to reserves of €264 million.

Under the existing accounting policy, the Group may choose to hedge all or part of its projected future foreign currency earnings, thereby fixing a translation rate for the amount hedged. The purpose of these hedges is to minimise the risk of significant fluctuations in the reported euro values of the Group’s separate US dollar, sterling and Polish zloty earnings. A discussion on the impact of hedging profits is included in “translation of foreign locations” income on page 20 of this report. The ability to hedge translation risk arising from fluctuations in the reported euro value of foreign currency earnings will be severely restricted under IAS 39.

Foreign exchange rate risk - trading

Global Treasury manages AIB’s exposure to foreign exchange rate risk arising from unhedged customer transactions and discretionary trading. The risk is that adverse movements in foreign exchange rates will result in losses. This risk is managed by setting limits on the earnings at risk and the value at risk (“VaR”) from the open foreign exchange rate positions of the Group. Stop loss limits are also used to close out loss making positions.

The following table sets out the VaR figures for trading foreign exchange rate risk for the years ended December 31, 2003 and 2002.

	2003	2002
	(Euro in millions)
Foreign exchange rate risk-trading
1 month holding period:
Average	0.6	0.9
High	0.9	1.9
Low	0.3	0.3
December 31	0.5	0.8
1 day holding period:
Average	0.1	0.2
High	0.2	0.4
Low	0.1	0.1
December 31	0.1	0.2

Equity risk

Global Treasury manages the equity risk arising on its convertible bond portfolio and from stock market linked investment products (tracker bonds) sold to customers. Goodbody stockbrokers manage the equity risk in its Principal Trading Account. The risk is that adverse movements in share, share index or equity option prices will result in losses for the Group. This risk is managed by setting limits on the earnings at risk and the value at risk (“VaR”) from the open equity positions of the Group. Stop loss limits are also used to close out loss making positions. The table below sets out the VaR figures for equity risk for the years ended December 31, 2003 and 2002.

	Trading		Non-Trading
	2003	2002	2003	2002
	(Euro in millions)
Equity risk
1 month holding period:
Average	14.5	10.2	—	0.3
High	19.3	16.5	—	0.7
Low	11.6	6.2	—	0.1
31 December	18.1	9.9	—	—
1 day holding period:
Average	3.2	2.3	—	0.1
High	4.3	3.7	—	0.2
Low	2.6	1.4	—	—
31 December	4.1	2.2	—	—

Off-balance sheet financial instruments

AIB uses off-balance sheet financial instruments, including derivatives, to service customer requirements, to manage the Group’s market risk exposures and for trading purposes.

Credit commitments

Contingent liabilities and commitments to extend credit are outlined in note 43. The Group’s maximum exposure to credit loss in the event of non-performance by the other party, where all counterclaims, collateral or security prove valueless, is represented by the contractual amounts of these contracts.

The following table shows the nominal or contract amounts and the risk weighted credit equivalent of contingent liabilities and commitments at December 31, 2003 and 2002.

	December 31, 2003		December 31, 2002
	Contract amount	Risk weighted amount	Contract amount	Risk weighted amount
		(Euro in millions)
Contingent liabilities
Acceptances and endorsements	12	12	72	61
Guarantees and assets pledged as collateral security	4,157	4,053	5,292	4,958
Other contingent liabilities	722	368	1,027	520

	4,891	4,433	6,391	5,539

Commitments
Sale and option to resell transactions	—	—	2,062	1,230
Other commitments	13,932	4,027	17,890	4,499

	13,932	4,027	19,952	5,729

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

The table below shows the notional amount and gross replacement cost for trading and non-trading interest rate, exchange rate and equity contracts at December 31, 2003 and 2002. Further detailed information on derivatives is provided in Note 44 of the Notes to Consolidated Financial Statements.

	December 31, 2003		December 31, 2002
	Notional amount	Gross replacement cost	Notional amount	Gross replacement cost
	(Euro in millions)
Interest rate contracts
Trading	72,736	736	75,558	1,223
Non-trading	27,045	294	34,971	690

	99,781	1,030	110,529	1,913

Exchange rate contracts
Trading	14,753	464	18,468	457
Non-trading	812	37	2,578	89

	15,565	501	21,046	546

Equity contracts
Trading	2,445	73	2,037	27
Non-trading	—	—	—	—

	2,445	73	2,037	27

Derivative instruments are contractual agreements between parties whose value reflects movements in an underlying interest rate, foreign exchange rate, equity price or index. While notional principal amounts are used to express the volume of these transactions, the amounts subject to credit risk are much lower. This is because most derivatives involve payments based on the net differences between the rates expressed in the contracts and other market rates.

The Group is exposed to interest rate risk when assets and liabilities mature or reprice at different times or in differing amounts. Interest rate derivatives are used to manage interest rate risk in a cost-efficient manner. Similarly, foreign exchange and equity derivatives are used to manage the Group’s exposure to foreign exchange and equity risk, as required.

The values of derivative instruments can rise and fall as market rates change. Where they are used to hedge on-balance sheet assets or liabilities, the changes in value are generally offset by the value changes in the hedged items.

Derivative transactions entered into for hedging purposes are accounted for in accordance with the accounting treatment for the item or items being hedged. Futures contracts are designated as hedges when they reduce risk and there is a high correlation between the futures contract and the item being hedged, both at inception and throughout the hedge period. Swaps, forward rate agreements and option contracts are generally used to manage the interest rate risk of balance sheet items and are linked to specific assets or groups of similar assets or specific liabilities or groups of similar liabilities. Where a transaction originally entered into for hedging purposes no longer represents a hedge, its value is restated at fair value and any subsequent change in value is taken to the statement of income immediately.

The following is a brief description of the derivative instruments that account for the major part of the Group’s derivative activities:

Interest rate swaps are agreements between two parties to exchange fixed and floating rate interest by means of periodic payments based upon notional principal amounts and interest rates defined in the contract.

The Group uses interest rate swaps to manage the impact on income and stockholder’s value of interest rate changes on variable and fixed rate assets. In addition, swaps are used to hedge the Group’s funding costs.

Currency swaps are interest rate swaps where one or both of the legs of the swap is payable in a different currency. They are used by both customers and Global Treasury to convert fixed rate assets or liabilities to floating rate or vice versa, or to change the maturity or currency profile of underlying assets and liabilities, as required.

Forward rate agreements are individually negotiated contracts under which an interest rate is agreed for a notional principal amount covering a specified period in the future. At the settlement date, if interest rates for the future period are higher than the agreed rate, the seller pays the buyer the difference between the contract rate and the rate prevailing. If interest rates are lower, the buyer pays the seller. These contracts are used by customers to fix the rates for future short-term borrowing or deposits.

Financial futures are exchange traded contracts to buy or sell a standardised amount of the underlying item at an agreed price on a set date. Interest rate futures contracts are available in all of the major currencies. Foreign currency and equity index futures are also available. Financial futures are used to hedge the Group’s exposures arising from the sale of forward rate agreements or guaranteed equity products. They are also used to manage the interest rate risks arising in the Group’s debt securities portfolio.

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

Forward foreign exchange contracts are agreements to buy or sell a specified quantity of foreign currency, usually on a specified date, at an agreed exchange rate. These contracts are used by customers to fix the exchange rates for future foreign exchange transactions. They are also used by the Group to hedge non-euro income and expenses and to manage the impact of exchange rates on the reported euro value of non-euro earnings.

Credit derivatives are contracts, the value of which are determined by the credit worthiness of some underlying borrower or borrowers. They are used in the industry to increase (take a position in) or decrease (hedge) an exposure to credit risk. AIB currently makes little use of credit derivatives.

Operational risk

Within AIB, operational risk is defined as the exposure to loss from inadequate or failed internal processes, people and systems or from external events. It is the risk of direct or indirect loss, or damaged reputation, due to deficiencies or errors in the Group’s internal operations which may be attributable to employees, the organisation, control routines, processes or technology, or due to external events and relations. Operational risks are inherent in all activities within the organization, in outsourced activities and in all interaction with external parties.

Solid internal control and quality management, consisting of a risk management framework, leadership and skilled personnel, is the key to successful operational risk management. Each business area is primarily responsible for managing its own operational risks. Risk management develops and maintains the framework for identifying, monitoring and controlling operational risks and supports the business in implementing the framework and raising awareness of operational risks.

An element of AIB’s operational risk management framework is ongoing monitoring through self-assessment of control deficiencies and weaknesses, the tracking of incidents and loss events and the use of a structured lessons learned process to ensure that, once identified, control deficiencies are communicated and remedied across the Group.

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

Apart from the Construction and Property sector in the Republic of Ireland, no one industry in any geographic market accounts for more than 10% of AIB Group’s total loan portfolio.

Loans to the Construction and Property sector in the Republic of Ireland accounted for 13.1% of group advances as at December 31, 2003. These loans are well diversified by sub-sector, loan type, location and borrower. This portfolio includes loans for Property investment which is comprised of loans for investment in Commercial, Retail, Office and Residential Property (the majority of these loans are underpinned by lessee cashflow as well as collateral of the investment property), Property Development which is comprised of Residential Development and Commercial Development. A small percentage comprises loans to the Contracting sub-sector.

The following table shows AIB Group’s total loan portfolio by categories of loans at December 31, 2003, 2002, 2001, 2000 and 1999.

	December 31,
	2003	2002	2001	2000	1999
	(Euro in millions)
IRELAND
Agriculture	1,372	1,393	1,344	1,233	1,261
Energy	336	539	386	385	234
Manufacturing	1,941	2,171	2,452	2,485	1,729
Construction and property	6,716	4,796	4,062	3,455	2,665
Distribution	4,039	3,741	3,351	2,960	2,412
Transport	490	505	544	404	505
Financial	380	461	556	392	804
Services	2,443	1,980	1,600	1,300	978
Personal - Residential mortgages	10,271	7,725	5,930	4,922	3,915
- Overdraft/installment	3,412	3,024	2,716	2,531	2,274
Lease financing	1,375	1,406	1,364	1,336	1,202
Guaranteed by Irish Government	1	11	—	51	7

	32,776	27,752	24,305	21,454	17,986

UNITED KINGDOM
Agriculture	143	162	134	136	120
Energy	157	73	20	87	25
Manufacturing	1,166	989	1,190	780	659
Construction and property	4,008	2,860	2,156	1,850	1,473
Distribution	1,850	1,588	1,423	1,319	1,307
Transport	268	264	308	149	60
Financial	856	781	745	521	268
Services	2,223	2,261	1,805	1,522	1,440
Personal - Residential mortgages	2,499	2,151	1,965	1,775	1,523
- Overdraft/installment	1,030	1,007	922	872	742
Lease financing	22	—	—	—	—

	14,222	12,136	10,668	9,011	7,617

UNITED STATES OF AMERICA(1)
Agriculture	—	—	—	—	—
Energy	79	—	—	—	—
Manufacturing	76	—	—	—	—
Construction and property	94	—	—	—	—
Distribution	58	—	—	—	—
Transport	5	—	—	—	—
Financial	51	—	—	—	—
Services	692	—	—	—	—
Personal - Residential mortgages	—	—	—	—	—
- Overdraft/installment	2	—	—	—	—

	1,057	10,916	13,602	13,060	11,637

POLAND(2)
Agriculture	135	154	169	133	—
Energy	200	219	263	207	—
Manufacturing	720	871	1,018	886	—
Construction and Property	270	221	230	187	—
Distribution	439	600	730	607	—
Transport	85	113	102	57	—
Financial	86	238	196	228	—
Services	287	318	275	181	—

Total Commercial	2,222	2,734	2,983	2,486	2,184

Personal - Residential mortgages	388	319	181	78	—
- Overdraft/installment	186	239	333	340	—

Total Personal	574	558	514	418	294

Lease financing	248	—	—	—	—

	3,044	3,292	3,497	2,904	2,478

REST OF THE WORLD	15	227	230	220	301

Total Loans to customers	51,114	54,323	52,302	46,649	40,019
Unearned income	(115)	(242)	(311)	(329)	(293)
Allowance for loan losses	(662)	(860)	(1,007)	(869)	(768)

	50,337	53,221	50,984	45,451	38,958

(1)	Following the divesting of Allfirst in Quarter 1 2003 AIB Group’s remaining USA advances are categorized sectorally on a basis consistent with the rest of the Group. For reference, details of the Group’s USA advances, as previously reported are included below.

	December 31,
	2002	2001	2000	1999	1998
UNITED STATES OF AMERICA
Commercial	4,416	5,606	5,107	4,262	3,446
Real estate	2,582	2,988	2,862	2,556	2,209
Residential mortgages	374	550	705	691	717
Retail	2,693	3,206	3,049	2,911	2,346
Bankcard	12	17	16	15	13
Leases receivable	839	1,235	1,321	1,202	891

	10,916	13,602	13,060	11,637	9,622

(2)	A common standard for sectoral reporting of Poland advances was not available in 1999.

The following table shows the percentages of total loans by each category of loan at December 31, 2003, 2002, 2001, 2000 and 1999.

	December 31,
	2003	2002	2001	2000	1999
IRELAND
Agriculture	2.7%	2.6%	2.6%	2.6%	3.1%
Energy	0.7	1.0	0.7	0.8	0.6
Manufacturing	3.8	4.1	4.7	5.3	4.3
Construction and property	13.1	8.8	7.8	7.4	6.7
Distribution	7.9	6.9	6.4	6.4	6.0
Transport	1.0	0.9	1.0	0.9	1.3
Financial	0.7	0.8	1.1	0.8	2.0
Services	4.8	3.6	3.1	2.8	2.4
Personal - Residential mortgages	20.1	14.2	11.3	10.6	9.8
- Overdraft/installment	6.6	5.6	5.2	5.4	5.7
Lease financing	2.7	2.6	2.6	2.9	3.0
Guaranteed by Irish Government	—	—	—	0.1	—

	64.1%	51.1%	46.5%	46.0%	44.9%

UNITED KINGDOM
Agriculture	0.3%	0.3%	0.3%	0.3%	0.3%
Energy	0.3	0.1	—	0.2	0.1
Manufacturing	2.3	1.8	2.3	1.7	1.6
Construction and property	7.8	5.3	4.1	4.0	3.7
Distribution	3.7	2.9	2.7	2.8	3.3
Transport	0.5	0.5	0.6	0.3	0.1
Financial	1.7	1.4	1.4	1.1	0.7
Services	4.3	4.2	3.4	3.2	3.6
Personal - Residential mortgages	4.9	4.0	3.8	3.8	3.8
- Overdraft/installment	2.0	1.9	1.8	1.9	1.8
Lease Financing	—	—	—	—	—

	27.8%	22.4%	20.4%	19.3%	19.0%

UNITED STATES OF AMERICA
Agriculture	0.0%	—	—	—	—
Energy	0.2	—	—	—	—
Manufacturing	0.1	—	—	—	—
Construction and property	0.2	—	—	—	—
Distribution	0.1	—	—	—	—
Transport	—	—	—	—	—
Financial	0.1	—	—	—	—
Services	1.4	—	—	—	—
Personal - Residential mortgages	—	—	—	—	—
- Overdraft/installment	—	—	—	—	—

	2.1%	20.1%	26.0%	28.0%	29.1%

	December 31,
	2003	2002	2001	2000	1999
POLAND(1)
Agriculture	0.3%	0.3%	0.3%	0.3%	—
Energy	0.4	0.4	0.5	0.4	—
Manufacturing	1.4	1.6	2.0	1.9	—
Construction and Property	0.5	0.4	0.4	0.4	—
Distribution	0.8	1.1	1.4	1.3	—
Transport	0.2	0.2	0.2	0.1	—
Financial	0.2	0.4	0.4	0.5	—
Services	0.5	0.6	0.5	0.4	—

Total Commercial	4.3	5.0	5.7	5.3	5.5

Personal - Residential mortgages	0.8	0.6	0.4	0.2	—
- Overdraft/installment	0.4	0.4	0.6	0.7	—

Total Personal	1.2	1.0	1.0	0.9	0.7

Lease financing	0.5	—	—	—	—

	6.0%	6.0%	6.7%	6.2%	6.2%

REST OF THE WORLD	0.0%	0.4%	0.4%	0.5%	0.8%

Total loans to customers	100%	100.0%	100.0%	100.0%	100.0%

(1)	A common standard for sectoral reporting of Poland advances was not available in 1999.

Analysis of loans to customers by maturity and interest rate sensitivity

The following table analyzes loans to customers by maturity and interest rate sensitivity. Overdrafts, which in the aggregate represent approximately 7% of the portfolio, are classified as repayable within one year. Over 14% of AIB Group’s loan portfolio is provided on a fixed rate basis. Fixed rate loans are defined as those loans for which the interest rate is fixed for the full term of the loan. The interest rate risk exposure is managed by Global Treasury within agreed policy parameters.

	December 31, 2003
	Within 1 year	After 1 year but within 5 years	After 5 years	Total
	(Euro in millions)
Ireland	11,296	8,264	13,216	32,776
United Kingdom	4,675	3,033	6,514	14,222
United States of America	173	438	446	1,057
Poland	1,358	1,173	513	3,044
Rest of the World	—	—	15	15

Total loans by maturity	17,502	12,908	20,704	51,114

		Fixed rate	Variable rate	Total
		(Euro in millions)
Ireland		3,514	29,262	32,776
United Kingdom		1,629	12,593	14,222
United States of America		545	512	1,057
Poland		1,555	1,489	3,044
Rest of the World		—	15	15

		7,243	43,871	51,114

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

General provisions are also maintained to cover loans which are impaired at balance sheet date and, while not specifically identified, are known from experience to be present in any portfolio of loans.

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

Movements in the allowance for loan losses

	December 31,
	2003	2002	2001	2000	1999
	(Euro in millions)
Total allowance at beginning of period	862	1,009	872	771	538
Acquisition of subsidiary companies	—	—	—	35	184
Allowance of disposed loans	(135)	(2)	—	—	—
Transfer from provisions for contingent liabilities	—	—	—	—	—
Currency translation and other adjustments	(51)	(86)	46	33	43
Recoveries of provisions previously charged off	18	26	25	32	28
Amounts charged off
Ireland	(65)	(62)	(34)	(33)	(31)
United Kingdom	(25)	(21)	(10)	(17)	(16)
United States of America	(23)	(89)	(42)	(44)	(43)
Poland	(69)	(106)	(24)	(18)	(6)
Rest of the World	—	(1)	(3)	(20)	(11)

	(182)	(279)	(113)	(132)	(107)
Provisions charged against income(1)
Ireland	109	72	137	80	80
United Kingdom	62	43	36	40	31
United States of America	10	97	49	44	38
Poland	134	167	122	91	22
Rest of the World	—	—	2	3	7

	315	379	346	258	178
Recoveries of provisions against income(1)
Ireland	(32)	(21)	(18)	(14)	(15)
United Kingdom	(11)	(11)	(16)	(11)	(21)
United States of America	—	—	—	(1)	—
Poland	(102)	(126)	(106)	(64)	(15)
Rest of the world	—	(1)	(2)	(3)	(14)

	(145)	(159)	(142)	(93)	(65)
Recoveries of provisions previously charged off(1)
Ireland	(13)	(12)	(13)	(15)	(14)
United Kingdom	(2)	(2)	(1)	(6)	(4)
United States of America	(3)	(12)	(11)	(10)	(9)
Poland	—	—	—	(1)	(1)
Rest of the World	—	—	—	—	—

	(18)	(26)	(25)	(32)	(28)

Total allowance at end of period	664	862	1,009	872	771

Allowance at end of period
Specific	348	435	539	436	401
General	316	427	470	436	370

Total	664	862	1,009	872	771

Amounts include:
Loans and advances to banks	2	2	2	3	3
Loans and advances to customers	662	860	1,007	869	768

	664	862	1,009	872	771

(1)	The aggregate of these sets of figures represents the total provisions for loan losses charged to income.

Commentary on the movements are detailed on page 28 i.e (provisions for loan losses), page 72 (net charge offs) and page 77 (movements in non-performing loans).

The following table reconciles the total provisions for loan losses charged to income as shown in (A), the table on page 71 above relating to “Movements in the allowance for loan losses”, with that shown in (B), AIB Group’s “Consolidated statement of income”.

	Years ended December 31,
	2003	2002	2001
	(Euro in millions)
(A)
Provisions charged against income	315	379	346
Recoveries of provisions charged against income	(145)	(159)	(142)
Recoveries of loans previously charged off	(18)	(26)	(25)

Total charged to income	152	194	179

(B)
Provisions for loans losses	152	194	179

The following table presents additional information with respect to the provision and allowance for loan losses for the years ended December 31, 2003, 2002, 2001, 2000 and 1999.

	Years ended December 31,
	2003	2002	2001	2000	1999
Allowance at end of period as a percentage of total loans, less unearned income, at end of period
Specific Allowance	0.68%	0.80%	1.04%	0.94%	1.01%
General Allowance	0.62%	0.79%	0.90%	0.94%	0.93%

	1.30%	1.59%	1.94%	1.88%	1.94%

The reduction in allowance from 1.59% to 1.30% is mainly due to the increase in total loans in the period of 15.5% (19.4% on a constant currency basis).

Specific allowances are allocated to individual non-performing loans (see page 74 for geographic split by sector).

The specific allowances as a percentage of loans has decreased from 0.80% to 0.68% for 2003 but when adjusted for the divestment of Allfirst the comparable figure for 2002 is 0.91%. The underlying decrease of 0.23% is largely impacted by advances growth on a constant currency basis of 19.4% in 2003 and a net reduction in NPL levels and hence specific provisions.

The general allowance as a percentage of loans has decreased from 0.79% (adjusted for the divestment of Allfirst 0.69%) to 0.62% mainly influenced by advances growth.

Other factors which have influenced the level of general allowance as a percentage of loans are:

•	an increase in Residential Mortgages as a percentage of the total portfolio from 19.5% to 25.7%, i.e. a product sector with a lower level of risk replacing higher risk sectors.

•	a lower level of General Provision required in our GB & NI division based on provision experience and asset quality.

•	some continued uncertainty in the environments in which our divisions operate and the potential loss associated with the USA aircraft lease portfolio (portfolio size €54 million).

•	some improvement in the value of loans classified as Watch grade in Poland.

	Years ended December 31,
	2003	2002	2001	2000	1999
Provisions charged to income and net loans charged off as a percentage of average loans
Total provisions charged to income	0.31%	0.37%	0.36%	0.30%	0.24%

Net loans charged off	0.33%	0.48%	0.18%	0.23%	0.22%

Net loans charged-off 2003

Group net loans charged-off at 0.33% of average advances (€164 million) for the year to December 2003 compares with 0.48% or €253 million for 2002. The decrease of €89 million is influenced by a number of factors including the following:

Ireland – increased by €2 million since December 2002 and includes the charge-off of corporate credits in the energy sector of €11 million (which were provided for in 2002).

United Kingdom – increased by €5 million with increases in Capital Markets division partially offset by decreases in Retail operations in GB and NI. The increase in Capital Markets relates to the charge-off of a corporate credit in the services sector of € 18 million (provided for in 2003).

USA – decreased by €57 million due to the divesting of Allfirst.

Poland – decreased by €38 million reflecting a higher level of charge-offs in 2002 associated with changes in the charge-off process.

Net loans charged-off 2002

Group net loans charged-off at 0.48% of average advances or €253 million for the year to December 2002 compares with 0.18% or €88 million for the year to December 2001. The increase of €165 million is influenced by a number of factors including the following:

Ireland – increased by €29 million since December 2001 impacted by the introduction of a new provisioning system in Credit Card Centre which accounted for €16 million of the increase and the charge-off of a small number of corporate credits in the energy and manufacturing sectors of €8 million.

United Kingdom – increased by €9 million due primarily to the charge-off of two large corporate credits in the manufacturing sector.

USA – increased by €46 million primarily relating to the charge-off of a telecommunications credit of €40 million and an aircraft lease of €9.7 million.

Poland – increased by €83 million impacted by the introduction of an accelerated write-down policy which resulted in €75 million of aged non-accrual loans being written in the year to December 2002.

The following table presents an analysis of AIB Group’s loans charged off for the years ended December 31, 2003 and 2002.

Analysis of loans charged off

	Years ended December 31,
	2003		2002
	Loans charged off	Recoveries of loans previously charged off	Loans charged off	Recoveries of loans previously charged off
	(Euro in millions)
IRELAND
Agriculture	2.8	1.8	0.9	1.2
Energy	10.8	—	4.4	—
Manufacturing	3.8	0.2	5.1	0.4
Construction and property	2.5	1.2	2.1	0.9
Distribution	3.6	0.6	3.4	2.0
Transport	1.2	0.1	0.9	—
Financial	0.5	1.7	0.4	—
Services	4.7	2.9	2.4	1.0
Personal - Residential mortgages	1.3	—	2.0	0.7
- Overdraft/installment	31.0	4.3	36.2	4.2
Lease financing	2.7	0.2	4.4	1.9

	64.9	13.0	62.2	12.3

UNITED KINGDOM
Agriculture	—	—	1.2	—
Manufacturing	0.5	0.2	9.4	1.4
Construction and property	0.8	0.3	1.6	0.1
Distribution	0.8	0.2	2.5	0.3
Transport	0.1	—	0.1	—
Services	18.4	0.3	1.5	0.1
Personal - Residential mortgages	0.1	—	—	—
- Overdraft/installment	4.6	0.7	4.5	0.4

	25.3	1.7	20.8	2.3

UNITED STATES OF AMERICA
Commercial	18.9	1.5	56.8	1.9
Real Estate	—	—	0.6	0.4
Residential mortgages	0.3	—	2.1	1.3
Retail	4.1	1.7	19.4	8.0
Bankcard	—	—	—	—
Leases receivable	—	—	9.8	0.2

	23.3	3.2	88.7	11.8

POLAND	68.8	—	106.6	—

REST OF THE WORLD	—	—	1.0	—

TOTAL	182.3	17.9	279.3	26.4

The following table presents an analysis of AIB Group’s allowance for loan losses at December 31, 2003, 2002 and 2001.

	December 31,
	2003	2002	2001
	(Euro in millions)
IRELAND
Agriculture	8	9	8
Energy	12	24	9
Manufacturing	13	12	13
Construction and property	5	4	4
Distribution	7	6	6
Transport	5	2	1
Financial	1	1	1
Services	18	14	8
Personal - Residential mortgages	4	5	4
- Overdraft/installment	50	48	46
Lease financing	20	19	18

	143	144	118

UNITED KINGDOM
Agriculture	2	2	3
Energy	—	5	—
Manufacturing	14	5	26
Construction and property	3	4	4
Distribution	8	3	4
Transport	1	1	3
Financial	2	2	—
Services	11	11	8
Personal - Residential mortgages	1	1	1
- Overdraft/installment	7	6	10

	49	40	59

UNITED STATES OF AMERICA
Commercial	—	15	13
Real Estate	—	—	1
Residential mortgages	—	3	5
Retail	—	11	15

	—	29	34

POLAND
Commercial	120	176	279
Personal	30	45	46
Lease financing	5	—	—

	155	221	325

REST OF THE WORLD	1	1	3

TOTAL SPECIFIC ALLOWANCE	348	435	539

TOTAL GENERAL ALLOWANCE	316	427	470

TOTAL ALLOWANCE	664	862	1,009

Amounts include:
Loans and advances to banks	2	2	2
Loans and advances to customers	662	860	1,007

	664	862	1,009

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

	December 31,
	2003	2002	2001	2000	1999
	(Euro in millions)
Loans accounted for on a non-accrual basis(1)
Ireland	264	290	195	162	146
United Kingdom	111	107	107	98	101
United States of America	—	104	85	85	44
Poland	332	486	643	523	436
Rest of the World	—	3	3	3	26

	707	990	1,033	871	753

Accruing loans which are contractually past due 90 days or more as to principal or interest(2)
Ireland	95	78	63	79	57
United Kingdom	18	9	18	19	27
United States of America	—	43	51	36	32

	113	130	132	134	116

Restructured loans not included above(3)	—	—	—	—	—
Other real estate and other assets owned	—	26	14	30	29

(1)	Total interest income that would have been recorded during the year ended December 31, 2003 had interest on non-accrual loans been included in income amounted to €36 million - €14 million for Ireland, €4 million for the United Kingdom, €1 million for the United States of America, €17 million for Poland and zero for rest of the world. Interest on non-accrual loans included in income for the year ended December 31, 2003 totalled €21 million.

(2)	Overdrafts generally have no fixed repayment schedule and consequently are not included in this category.

(3)	Outside of the United States, AIB Group does not normally renegotiate doubtful loans at concessionary rates of interest.

AIB Group generally expects that loans where known information about possible credit problems causes management to have serious doubt as to the ability of borrowers to comply with loan repayment terms would be included under its definition of non-performing and would therefore have been reported in the above table. However, management’s best estimate of loans, not included above, that are current as to payment of principal and interest but concerning which AIB Group has serious doubts as to the ability of the borrower to comply with loan repayment terms, totalled approximately €40 million at December 31, 2003 (€114 million at December 31, 2002). The reduction is primarily due to the divesting of Allfirst during 2003.

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

The following table presents an analysis of AIB Group’s loans which are accounted for on a non-accrual basis at December 31, 2003, 2002 and 2001.

	December 31,
	2003	2002	2001
	(Euro in millions)
IRELAND
Agriculture	21	23	21
Energy	25	62	14
Manufacturing	18	17	19
Construction and property	12	14	11
Distribution	28	17	14
Transport	10	17	3
Financial	2	2	1
Services	33	27	16
Personal - Residential mortgages	19	18	18
- Overdraft/installment	74	75	62
Lease financing	22	18	16

	264	290	195

UNITED KINGDOM
Agriculture	2	2	3
Energy	—	15	—
Manufacturing	24	10	19
Construction and property	9	16	13
Distribution	23	18	24
Transport	2	3	3
Financial	3	5	—
Services	32	24	30
Personal - Residential mortgages	6	6	9
- Overdraft/installment	10	8	6

	111	107	107

UNITED STATES OF AMERICA
Commercial	—	89	62
Real Estate	—	6	5
Residential mortgages	—	9	18

	—	104	85

POLAND
Agriculture	19	21	39
Energy	—	2	8
Manufacturing	98	159	236
Construction and property	45	68	67
Distribution	85	129	158
Transport	5	7	7
Financial	5	13	38
Services	21	34	21

Total commercial	278	433	574

Personal - Residential mortgages	18	16	8
- Overdraft/installment	28	37	61

Total personal	46	53	69

Lease financing	8	—	—

	332	486	643

REST OF THE WORLD	—	3	3

TOTAL	707	990	1,033

Non-performing loans

Group loans accounted for on a non-accrual basis decreased by €283 million and as a percentage of advances decreased from 1.8% to 1.4% between December 31, 2002 and December 31, 2003. Net of exchange rate movements the decrease was €188 million influenced by the divesting of Allfirst in Quarter 1 2003 (€107 million at December 2002) and a significant reduction in non-performing loans in Poland.

In the Republic of Ireland, loans accounted for on a non-accrual basis decreased by €26 million during the year to December 31, 2003 and have reduced as a percentage of advances from 1.0% at December 2002 to 0.8%. The decrease relates primarily to Capital Markets division where a number of corporate cases were settled/charged-off partially offset by an increase in ROI division.

In the United Kingdom, loans accounted for on a non-accrual basis increased by €4 million to €111 million for the year to December 31, 2003 spread across a number of sectors.

In the United States, there are no non-accrual loans following the divesting of Allfirst.

In Poland, the decrease of €154 million (€84 million net of currency exchange rate movements) in loans accounted for on a non-accrual basis in the year to December 31, 2003 has been assisted by charge-offs and a reduction in the rate of gross new non-performing loans. Non-accrual loans have reduced as a percentage of advances from 14.8% at December 31, 2002 to 10.9% at December 31, 2003.

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

The allowance for loan losses as a percentage of non-accrual loans increased to 94% as at December 31, 2003, from 87% (or 80% excluding Allfirst) as at December 31, 2002. This increase was primarily due to reduced levels in non-performing loans and the additional €5 million unallocated provision raised at Group level.

In accordance with AIB Group’s provisioning policy for loan losses, it is considered that appropriate provisions for the above losses have been made. See “Provision and allowance for loan losses” on page 71.

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

Cross-border outstandings exceeding 1% of total assets are shown in the following table.

	As % of total assets(1)	Total	Banks and other financial institutions	Government and official institutions	Commercial industrial and other private sector
	(Euro in millions)
December 31, 2003
United Kingdom	6.1%	4,962	1,852	548	2,562
United States	3.6%	2,896	342	686	1,868
Germany	2.6%	2,122	1,466	488	168
Spain	1.7%	1,356	352	255	749
Netherlands	1.6%	1,298	556	87	655
Italy	1.4%	1,136	158	691	287
Poland	1.3%	1,035	61	87	887
Australia	1.1%	854	346	—	508
December 31, 2002
United Kingdom	6.4%	5,461	2,026	618	2,817
United States	3.9%	3,332	680	516	2,136
Germany	1.9%	1,609	1,255	114	240
Italy	1.6%	1,398	173	995	230
Poland	1.4%	1,179	160	91	928
Spain	1.0%	895	75	299	521
Netherlands	1.0%	856	348	65	443
December 31, 2001
United Kingdom	6.4%	5,748	2,243	268	3,237
United States	2.9%	2,570	250	568	1,752
Germany	2.7%	2,443	1,881	323	239
Italy	1.6%	1,419	464	731	224
Netherlands	1.1%	1,002	346	104	552
Poland	1.1%	952	295	89	568

(1)	Assets, consisting of total assets as reported in the consolidated balance sheet and acceptances, totalled €80,972 million at December 31, 2003 (2002: €85,893 million; 2001: €89,203 million).

At December 31, 2003 cross-border outstandings to borrowers in France amounted to 0.98%. At December 31, 2002 cross-border outstandings to borrowings in Australia and France amounted to 0.85% and 0.70% respectively.

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

Evaluation of disclosure controls and procedures

Within the 90 days prior to the date of this report, the Group carried out an evaluation under the supervision of and with the participation of the Group’s management, including the Group Chief Executive and the Group Director, Finance & Enterprise Technology, of the effectiveness of the design and operation of the Group’s disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of the Group’s evaluation, the Group Chief Executive and the Group Director, Finance & Enterprise Technology concluded that the disclosure controls and procedures are effective in all material respects to ensure that information required to be disclosed in the reports the Group files and submits under the US Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required. However, as a result of the matters identified in Recent Developments on page 7 of this report, if any weaknesses are identified, appropriate corrective measures will be implemented.

Item 16. (a) Audit committee financial expert

The Board of Directors has determined that Mr Adrian Burke is an “Audit committee financial expert” as defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Mr Burke has accepted this determination by the Board on the understanding that he has not agreed to undertake additional responsibilities beyond those of a member (and Chairman) of the Audit Committee. For a description of his experience see “Item 6: Directors, Senior Management and Employees”.

      (b) Code of ethics

AIB Group has adopted a code of business ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and to all employees of the Group. A copy of this code of business ethics is available on our Internet website at http://www.aibgroup.com/investor relations. (The information found at this website is not incorporated by reference into this document). There have been no amendments or waivers to this code of business ethics since its adoption. Information regarding any future amendments or waivers will be published on the aforementioned website.

      (c) Principal accountant fees and services

The audit committee is responsible for approving and reviewing the appointment and retirement of the external auditors, as well as overseeing their relationship with the Group. This includes conducting an annual review of the independence and effectiveness of the external auditors and the recommendation to the Board as to the level of fees to be paid to the external auditors. Further details as to the levels of fees paid to the external auditors in each of the last three years as well as the audit committtee’s pre approval policy for non-audit work are provided in Note 11 to the consolidated financial statements.

PART III

Item 17.	Financial statements

(Not responded to as Item 18 is complied with)

Item 18 and	19. Financial statements and exhibits

(a) Financial statements

(b) Exhibits

Exhibit Number	Description

1.1	Special resolutions of Allied Irish Banks, p.l.c.

31.1	Section 302 Certifications - Michael Buckley

31.2	Section 302 Certifications - Gary Kennedy

32.1	Section 906 Certifications - Michael Buckley

32.2	Section 906 Certifications - Gary Kennedy

ALLIED IRISH BANKS, p.l.c.

Accounting policies

The accounts on pages 85 to 170 have been prepared under the historical cost convention, as modified by the revaluation of certain financial instruments held for dealing purposes, assets held in the long-term assurance business and certain properties. The accounts comply with the requirements of Irish statute comprising the Companies Acts 1963 to 2001 and the European Communities (Credit Institutions: Accounts) Regulations, 1992, and with applicable accounting standards issued by the Accounting Standards Board, pronouncements of the Urgent Issues Task Force (“UITF”), and with the Statements of Recommended Practice issued by the British Bankers’ Association and the Irish Bankers’ Federation (“Irish GAAP”), except as described in note 53 in respect of the treatment of the losses arising from the fraudulent foreign exchange trading activities at Allfirst Bank. The preparation of accounts requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. Since management’s judgement involves making estimates concerning the likelihood of future events, the actual results could differ from those estimates.

The effect on the Group’s consolidated net income, consolidated total assets, consolidated total liabilities and ordinary stockholders’ equity had US Generally Accepted Accounting Principles (“US GAAP”) been applied in the preparation of these accounts is set out in note 50.

Change in accounting policy and presentation of financial information

(a) Own Shares

The Group implemented UITF Abstract 37 “Purchases and sales of own shares” in the preparation of its accounts for the year ended December 31, 2003 and comparative figures have been restated. Under UITF 37, no gain or loss is recognized in the consolidated statement of income, or statement of total recognized gains and losses, as a result of transactions by the parent company or its subsidiary companies in its own shares. In addition, the cost of shares acquired by a parent company or its subsidiary companies is deducted in arriving at consolidated ordinary stockholders’ equity. The application of UITF 37, has reduced profit before taxation for 2002 by €3.3 million (2001: nil) and reduced long-term assurance assets attributable to policyholders and ordinary stockholders’ equity at December 31, 2002 by €52 million (2001: €52 million).

The Group implemented UITF Abstract 38 “Accounting for Employee Share Ownership Plan (“ESOP”) Trusts” in the preparation of its accounts for the year ended December 31, 2003 and comparative figures have been restated. UITF 38 supersedes UITF 13 “Accounting for ESOP Trusts” and requires that until such time as the company’s own shares held by an ESOP trust vest unconditionally in the employees, the consideration paid for the shares should be deducted in arriving at ordinary stockholders’ equity. The application of UITF 38 reduced consolidated total assets and consolidated ordinary stockholders’ equity at December 31, 2002 by €176 million (2001: €245 million).

(b) Change in presentation of financial information

The profit segments by division have been restated to reflect the following: (a) the movement of Allied Irish America from USA division to Capital Markets division; (b) the centralization of the management of our Treasury operations in Poland to Capital Markets division; and (c) a change in the allocation of pension costs across business segments.

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

Interest income and expense is recognized on an accruals basis. Fees which, in effect, increase the yield on transactions are spread over the lives of the underlying transactions on a level yield basis. Fees and commissions received for services provided are recognized when earned. Expenses are charged to the statement of income as incurred.

ALLIED IRISH BANKS, p.l.c.

Accounting policies - (Continued)

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

Loans and advances to banks and customers are reported in the balance sheet having deducted the total provisions for loan losses (note 23).

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

Accounting policies - (Continued)

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

The Group reviews its depreciation rates regularly. Expenditure incurred to date amounting to €62 million on the development of computer systems has been capitalized and included under equipment. This expenditure is written off over a maximum period of 5 years and to date €26 million has been charged to the statement of income.

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

The impairment review comprises a comparison of the carrying amount of the fixed asset or goodwill with its recoverable amount, which is the higher of net realizable value and value in use. Net realizable value is calculated by reference to the amount at which the asset could be disposed off. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the assets continued use, including that resulting from its ultimate disposal, at a market based discount rate on a pre-tax basis. Any loss is recognized in the statement of income in the year in which impairment occurs through the writing down of the asset. If the occurrence of an external event gives rise to the reversal of an impairment loss, the reversal is recognized in the statement of income, by increasing the carrying amount of the fixed asset or goodwill in the period in which it occurs.

(m)	Non-credit risk provisions

Provisions are recognized for present obligations arising as a consequence of past events where it is probable that a transfer of economic benefits will be necessary to settle the obligation and it can be reliably estimated.

The Group provided in the year ended December 31, 1993, on a present value basis, for the cost of its future commitments arising under the agreements reached in relation to the funding of Icarom plc (under Administration), formerly The Insurance Corporation of Ireland plc. The future commitments under the agreements were each discounted to their present value by applying an interest rate derived from the weighted average of the yield to maturity of Irish Government securities maturing on the same dates as the future commitments. The Group’s policy is not to revise these discount rates for future changes in interest rates. The commitments are deducted from the present value provisions as they mature and interest at the relevant discount rates is charged annually to interest expense and added to the present value provisions. The present value provisions are included in other liabilities (note 35).

Where a leasehold property ceases to be used in the business, provision is made where the unavoidable cost of the future obligations relating to the lease are expected to exceed anticipated income. The provision is discounted using market rates to reflect the long-term nature of the cash flows.

Where the Group has a detailed formal plan for restructuring a business and has raised valid expectations in the areas affected by the restructuring, by starting to implement the plan or announcing its main features, provision is made for the anticipated cost of the restructuring including retirement benefit and redundancy costs. The provision raised is normally utilized within twelve months.

Contingent liabilities are possible obligations whose existence will be confirmed only by uncertain future events giving rise to present obligations where the transfer of economic benefit is uncertain or cannot be reliably measured. Contingent liabilities are not recognized but are disclosed unless they are remote.

ALLIED IRISH BANKS, p.l.c.

Accounting policies - (Continued)

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

ALLIED IRISH BANKS, p.l.c.

Accounting policies - (Continued)

Goodwill arising on acquisitions of subsidiary and associated undertakings prior to December 31, 1997 has been written off to profit and loss account reserves in the year of acquisition. In accordance with the transitional arrangements of FRS 10 this goodwill was not reinstated when FRS 10 was implemented. At the date of disposal of subsidiary or associated undertakings, any unamortized goodwill, or goodwill written off directly to profit and loss account reserves on acquisitions prior to January 1, 1998, is included with the Group’s share of net assets of the undertaking disposed in the calculation of the profit or loss on disposal.

(t)	Own shares

Shares in Allied Irish Banks, p.l.c. held by the parent company or its subsidiary companies, including those held within the long-term assurance assets attributable to policyholders, are deducted in arriving at consolidated ordinary stockholders’ equity. Income or expenses on transactions in AIB shares are excluded from the consolidated statement of income.

Shares held by Employee Share Trusts are deducted in arriving at ordinary stockholders’ equity where the shares have not vested unconditionally in the employees.

Where shares are granted to employees at a discount to market price the cost of providing these shares is charged to the statement of income on a systematic basis over the period to date of vesting. Dividend income received by the plans is excluded in arriving at income before taxation, and dividends on equity shares is reduced accordingly.

Shares held by the trusts and by Group companies are excluded from the earnings per share calculation.

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

Assets and liabilities arising from derivative transactions are reported gross in other assets or liabilities reduced by the effects of qualifying netting agreements where the Group has the right to insist on net settlement that would survive the insolvency of the counterparty.

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

ALLIED IRISH BANKS, p.l.c.

Consolidated Statements of Income

			Years ended December 31,
	Notes		2003 Continuing activities	2003 Discontinued(1) activities	2003 Total	2002 Restated(2)		2001
			(Euro in millions)
Interest income:
Interest income and similar income arising from debt securities and other fixed income securities			700	12	712	946		1,198
Other interest receivable and similar income	5		2,773	125	2,898	3,807		4,148
Less: interest expense	6		(1,633)	(43)	(1,676)	(2,402)		(3,088)

Net interest income			1,840	94	1,934	2,351		2,258
Other finance income	7		14	(2)	12	62		67
Dividend income Fees and commissions receivable Less: fees and commissions payable Dealing profits Exceptional foreign exchange dealing losses Other operating income	8 53 9 9&54 10		15 934 (117 127 — 141)	1 80 (8 8 — 25)	16 1,014 (125 135 — 166)	14 1,301 (138 74 (18 263	) )	11 1,258 (128 92 (417 193	) )
Other income			1,100	106	1,206	1,496		1,009

Total operating income			2,954	198	3,152	3,909		3,334
Before exceptional item Exceptional foreign exchange dealing losses	9&54		2,954 —	198 —	3,152 —	3,927 (18)		3,751 (417)
Administrative expenses:
Staff and other administrative expenses Restructuring and integration costs in continuing businesses	11 11	(a) (b)	1,597 72	112 —	1,709 72	2,108 13		2,045 38

Administrative expenses Depreciation and amortization	12		1,669 170	112 9	1,781 179	2,121 207		2,083 195
Total operating expenses			1,839	121	1,960	2,328		2,278

Group operating income before provisions			1,115	77	1,192	1,581		1,056
Before exceptional item Exceptional foreign exchange dealing losses	9&54		1,115 —	77 —	1,192 —	1,599 (18)		1,473 (417)
Provisions for loan losses Provisions for contingent liabilities and commitments Amounts written off fixed asset investments	13		142 9 16	10 — —	152 9 16	194 2 55		179 19 6
			167	10	177	251		204
Group operating income - continuing operations			948	67	1,015	1,330		852
Before exceptional item Exceptional foreign exchange dealing losses	9&54		948 —	67 —	1,015 —	1,348 (18)		1,269 (417)
Share of operating income of associated undertakings			143	—	143	9		4
Share of restructuring and integration costs in associated undertaking			(20)	—	(20)	—		—
Amortization of goodwill on aquisition of associated undertaking			(42)	—	(42)	—		—
Income on disposal of property			32	—	32	5		6
(Loss)/gain on disposal of businesses	15		(142)	1	(141)	—		93

Income before taxes (carried forward)			919	68	987	1,344		955
Before exceptional item Exceptional foreign exchange dealing losses	9&54		919 —	68 —	987 —	1,362 (18)		1,372 (417)

ALLIED IRISH BANKS, p.l.c.

Consolidated Statements of Income - (Continued)

			Years ended December 31,
	Notes		2003 Continuing activities	2003 Discontinued(1) activities	2003 Total		2002 Restated(2)		2001
			(Euro in millions)
Income before taxes (brought forward)			919	68	987		1,344		955
Applicable taxes	16		296	19	315		296		187

Income after taxes			623	49	672		1,048		768
Equity and non-equity minority interests in subsidiaries Dividends on non-equity shares	17 18		10 5	1 —	11 5		24 8		23 15
			15	1	16		32		38

Net income applicable to ordinary stockholders			608	48	656		1,016		730

Earnings per € 0.32 ordinary share – basic	20	(a)			76.3	c	117.0	c	84.8	c
Earnings per € 0.32 ordinary share – adjusted	20	(b)			107.0	c	122.7	c	108.6	c
Earnings per € 0.32 ordinary share – diluted	20	(c)			75.9	c	115.8	c	84.2	c
Net income in accordance with accounting principles generally accepted in the United States	50				1,502		926		630

(1)	This relates to the income and expense of Allfirst Financial Inc. from January 1, 2003 to March 31, 2003 (note 1).

(2)	The figures for 2002 have been restated to reflect the implementation of UITF Abstract 37 - Purchases and sales of own shares.

The impact on the results for the year ended December 31, 2001 was not material (Accounting policies- page 80).

The accompanying notes are integral part of these consolidated financial statements.

ALLIED IRISH BANKS, p.l.c.

Consolidated Balance Sheets

		December 31,
	Notes	2003		2002 Restated
		(Euro in millions)
ASSETS
Cash and balances at central banks		838		1,176
Items in course of collection		339		1,171
Central government bills and other eligible bills	21	45		24
Loans and advances to banks	22	2,633		4,788
Gross loans and advances to customers Allowance for loan losses Unearned interest		51,114 (662 (115	) )	54,323 (860 (242	) )

Loans and advances to customers net Money market funds		50,337 153		53,221 226
	23	50,490		53,447
Securitized assets Less: non-returnable proceeds		719 (516)		1,002 (754)
	24	203		248
Debt securities (2003: market value of €18,307 million; 2002: market value of €18,448 million)	25	18,127		18,204
Equity shares	26	180		246
Interests in associated undertakings	27	1,361		31
Intangible fixed assets	28	420		457
Property and equipment	29	792		1,178
Other assets		1,507		1,153
Deferred taxation	30	174		245
Prepayments and accrued income		636		927
Long-term assurance business attributable to stockholders	31	405		352

		78,150		83,647
Long-term assurance assets attributable to policyholders	31	2,810		2,174

		80,960		85,821

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits by banks	32	18,094		16,137
Customer accounts	33	44,612		52,976
Debt securities in issue	34	3,489		3,077
Other liabilities	35	3,141		2,591
Accruals and deferred income		595		829
Pension liabilities	14	502		537
Provision for liabilities and charges	36	111		60
Deferred taxation	30	142		527
Subordinated liabilities	37	2,130		2,172
Equity and non-equity minority interests in consolidated subsidiaries	38	158		274
Memorandum items: contingent liabilities and commitments	43
Stockholders’ equity
Ordinary shares of €0.32 each: 1,160 million authorized (2002: 1,160 million), 907.6 million and 897.4 million issued and outstanding as at December 31, 2003 and 2002, respectively and non-cumulative preference shares of US$25 each: 20.0 million authorized and 0.25 million issued and outstanding at December 31, 2003 and 2002 Share premium account Reserves Profit and loss account	39	295 1,885 951 1,986		293 1,918 490 1,714
Total stockholders’ funds including non-equity interests		5,117		4,415

		78,091		83,595
Long-term assurance liabilities to policyholders	31	2,869		2,226

		80,960		85,821

See note 50 for ordinary stockholders’ equity in accordance with accounting principles generally accepted in the United States.

The accompanying notes are integral part of these consolidated financial statements.

ALLIED IRISH BANKS, p.l.c.

Consolidated Statements of Changes in Stockholders’ Equity

	Years ended December 31,
	2003	2002	2001
	(Euro in millions)
PREFERENCE SHARE CAPITAL
Balance, January 1	6	7	7
Currency translation adjustments	(1)	(1)	—

Balance, December 31	5	6	7

ORDINARY SHARE CAPITAL
Balance, January 1	287	284	281
Issued under:
Dividend reinvestment plan (note 39)	3	2	1
Other (note 39)	—	1	2

Balance, December 31	290	287	284

SHARE PREMIUM ACCOUNT
Balance, January 1	1,918	1,926	1,877
Premium arising on shares issued under:
Employees’ profit sharing plans	—	17	18
Executive share option plan	5	17	13
Allfirst Financial, Inc. stock option plan	2	3	4
Profit and loss account	(1)	(1)	(1)
Currency translation adjustments	(39)	(44)	15

Balance, December 31	1,885	1,918	1,926

RESERVES
Balance, January 1	490	463	401
Profit and loss account	51	45	63
Realized gain on disposal of subsidiary undertaking	489	—	—
Property revaluation reserves	(16)	(15)	—
Currency translation and other adjustments	(63)	(3)	(1)

Balance, December 31	951	490	463

PROFIT AND LOSS ACCOUNT RESERVES
Balance, January 1	1,714	2,173 (1)	2,207 (1)
Actuarial loss recognized in retirement benefit plans (note 14)	(50)	(823)	(402)
Net income	656	1,016 (2)	730
Writeback of goodwill on disposal of businesses	1,043	—	—
Dividends on equity shares (note 19)	(452)	(429)	(380)
Ordinary share buyback	(812)	—	—
Other ordinary share capital issued/sold	55	—	—
Dividend reinvestment plan	105	74	22
Reserves capitalized	(51)	(45)	(63)
Net movements in own shares	141	37	(64)
Transfer from property revaluation reserves	16	15	—
Actuarial gain recognised in associated undertaking	8	—	—
Share premium account	1	1	1
Currency translation adjustments	(388)	(305)	122

Balance, December 31	1,986	1,714	2,173

TOTAL STOCKHOLDERS’ FUNDS INCLUDING NON-EQUITY INTERESTS	5,117	4,415	4,853

Analysed as to:
Equity	4,921	4,180	4,574
Non-equity	196	235	279

	5,117	4,415	4,853

(1)	The 2002 and 2001 amounts have been restated to reflect the implementation of UITF Abstract 38 - Accounting for ESOP Trusts.

(2)	Reflects the implementation of UITF Abstract 37 - Purchases and sales of own shares.

(3)	The cumulative goodwill arising on acquisitions of subsidiary and associated undertakings which are still part of the Group, and charged against profit and loss account reserves of the Group, amounted to €364 million at December 31, 2003 (2002: €1,507 million; 2001: €1,754 million).

Included within the profit and loss account reserve for the Group at December 31, 2003 is €485 million relating to the net pension liability in funded retirement benefit plans (note 14).

The accompanying notes are integral part of these consolidated financial statements.

ALLIED IRISH BANKS, p.l.c.

Consolidated Cash Flow Statements

			Years ended December 31,
	Notes		2003	2002 Restated	2001 Restated
			(Euro in millions)
Net cash inflow/(outflow) from operating activities			1,631	(121)	231
Dividends received from associated undertakings			33	1	4
Returns on investments and servicing of finance	42	(a)	(93)	(138)	(131)
Equity dividends paid			(378)	(345)	(334)
Taxation	42	(b)	(273)	(280)	(242)
Capital expenditure and financial investment	42	(c)	(1,049)	1,379	700
Acquisitions and disposals	42	(d)	(1,049)	(5)	(59)
Financing	42	(e)	(173)	(129)	208

(Decrease)/increase in cash	42	(f)	(1,351)	362	377

Reconciliation of Group operating income to net cash inflow/(outflow) from operating activities
Group operating income			1,015	1,330	852
Decrease/(increase) in prepayments and accrued income			106	1,162	(199)
(Decrease)/increase in accruals and deferred income			(95)	(1,171)	418
Provisions for loan losses			152	194	179
Provisions for contingent liabilities and commitments			9	2	19
Amounts written off fixed asset investments			16	55	6
Increase in other provisions			81	16	19
Depreciation and amortization			174	207	202
Amortization of own shares			—	—	2
(Loss)/gain on disposal of businesses			(141)	—	93
Interest on subordinated liabilities			47	83	133
Interest on reserve capital instruments			38	38	35
Income on disposal of debt securities and equity shares			(40)	(117)	(21)
Averaged gains on debt securities held for hedging purposes			(1)	(4)	(24)
Income on disposal of associated undertakings			—	(1)	(1)
Amortization of premiums net of (discounts) on debt securities held as financial fixed assets			23	(15)	(7)
Increase in long-term assurance business			(53)	(48)	(66)

Net cash inflow from trading activities			1,331	1,731	1,640

Net increase in deposits by banks			4,207	3,975	452
Net increase in customer accounts			5,729	2,299	4,647
Net increase in loans and advances to customers			(10,043)	(6,129)	(4,281)
Net decrease/(increase) in loans and advances to banks			591	982	(1,588)
(Increase)/decrease in central government bills			(41)	18	274
Net increase in debt securities and equity shares held for trading purposes			(1,216)	(1,180)	(1,394)
Net (decrease)/increase in items in course of collection			(161)	174	(374)
Net increase/(decrease) in debt securities in issue			1,082	(1,425)	533
Net increase/(decrease) in notes in circulation			41	(3)	44
(Increase)/decrease in other assets			(920)	(28)	(74)
Increase/(decrease) in other liabilities			701	(510)	464
Effect of currency translation and other adjustments			330	(25)	(112)

			300	(1,852)	(1,409)

Net cash inflow/(outflow) from operating activities			1,631	(121)	231

The accompanying notes are integral part of these consolidated financial statements.

ALLIED IRISH BANKS, p.l.c.

Statements of Total Recognized Gains and Losses

	Years ended December 31,
	2003	2002 Restated	2001
	(Euro in millions)
Net income	656	1,016	730
Gain recognised on disposal of Allfirst (note 1)	489	—	—
Currency translation differences on foreign currency net investments	(457)	(341)	165
Actuarial loss recognized in retirement benefit plans (note 14)	(50)	(823)	(402)
Actuarial gain recognised in associated undertaking	8	—	—
Prior year adjustment	—	—	438

Total recognized gains/(losses) relating to the year	646	(148)	931

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

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements

1. ACQUISITION OF STRATEGIC STAKE IN M&T BANK CORPORATION. DISPOSAL OF ALLFIRST FINANCIAL INC.

On September 26, 2002 AIB announced its agreement with M&T Bank Corporation (“M&T”) whereby AIB’s US subsidiary, Allfirst, would be acquired by M&T and AIB would receive 26.7 million M&T shares, representing a stake of approximately 22.5% in the enlarged M&T, together with US$886.1 million in cash. The agreement allowed for the cash consideration to be reduced by the amount of a pre-close dividend from Allfirst to AIB. The transaction closed on April 1, 2003 and prior to closing a dividend of US$865.0 million was declared and paid by Allfirst Financial Inc. Consequently, the cash consideration payable by M&T reduced to US$21.1 million.

The transaction is accounted for in accordance with the Urgent Issue Task Force Abstract No. 31 “Exchanges of businesses or other non-monetary assets for an interest in a subsidiary, joint venture or an associate” (“UITF 31”). Under UITF 31, the transaction is accounted for as an exchange of 77.5% of Allfirst for 22.5% of M&T pre-merger. Under this approach, the 22.5% of Allfirst that is owned by AIB, both directly before the transaction and indirectly thereafter, is treated as being owned throughout the transaction. The total recognized gains arising from the transaction amounted to €449 million (after tax) and are reflected in the accounts as follows:-

Gain recognized on the disposal of Allfirst

Euro (in millions)
Recognized in the statement of income	(40)
Recognized in the statement of total recognized gains and losses	489

449

The transaction gave rise to a profit before tax of €1 million (loss of €40 million after tax). In accordance with the requirements of UITF 31, the unrealized element of the gain, of €489 million, has been recognized in the statement of total recognized gains and losses.

The financial statements for the year ended December 31, 2003 reflect the income and expenses of Allfirst for the period to March 31, 2003. These have been reported as discontinued activities in the statement of income. From April 1, 2003 the Group accounted for its investment in the enlarged M&T as an associated undertaking. The Group’s 22.5% share of the income before restructuring costs and taxes of the enlarged M&T is reflected in the consolidated statement of income within the caption “Share of operating income of associated undertakings”. The Group’s share of the taxation charge for the enlarged M&T is included in the Group’s taxation charge. The Group’s share of restructuring and integration costs within the enlarged M&T amounted to €20 million (€16 million after taxation).

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements

Accounting for the acquisition of the 22.5% interest in M&T

The Group’s share of the assets and liabilities of M&T as at April 1, 2003 have been recorded at fair value in accordance with the accounting policies of the Group. The fair value of the consideration given represents the value of the 77.5% of Allfirst that is deemed to be transferred to M&T. The acquisition of the 22.5% interest in M&T comprised:

		Adjustments
	Book value	Revaluation	Other	Fair value
	(Euro in millions)
Loans and advances to customers	23,670	447	—	24,117
Investment securities	3,807	1	—	3,808
Tangible fixed assets	213	—	—	213
Deferred taxation	40	(56)	90	74
Other assets	1,852	—	(128)	1,724
Core deposit and other intangibles	99	—	(99)	—
Non interest bearing deposits	(3,582)	—	—	(3,582)
Interest bearing liabilities	(23,694)	(305)	—	(23,999)
Other liabilities	(390)	(488)	(73)	(951)

Net assets	2,015	(401)	(210)	1,404

Group’s share of net assets - 22.5%				316
Goodwill arising on the acquisition of M&T				1,181

Fair value of consideration given				1,497

The fair value adjustments made on the acquisition of the 22.5% interest in M&T arise as follows: -

Revaluation adjustments

Loans and advances to customers and investment securities were increased by €447 million and €1 million respectively to reflect their fair value. Interest bearing liabilities were increased by €305 million to reflect their fair value. The reduction in the deferred tax asset relates to the deferred tax impact of the above adjustments. Other liabilities have been increased to reflect the dilutive impact of the M&T employee stock options outstanding on AIB’s 22.5% interest in M&T.

Other adjustments

Core deposit and other intangibles were eliminated to reflect their treatment under Irish GAAP. Other assets were reduced by €61 million and other liabilities by €8 million to bring the accounting policies for originated mortgage servicing rights and mortgage commitments into line with AIB’s accounting policy. Application of the Group Accounting policy on pensions and post retirement benefits gave rise to a reduction in other assets of €67 million and an increase in other liabilities of €78 million. The residual adjustment to other liabilities reflected the accrual of expenses incurred by M&T in the acquisition of Allfirst. The increase in the deferred tax asset reflects the deferred tax impact of the above adjustments.

The acquisition has been accounted for in accordance with UITF 31. Acquisition accounting has been adopted in respect of the transaction and the fair value adjustments have been presented on a provisional basis. The figures have been translated at an exchange rate of €1=US$1.0891, the exchange rate prevailing at April 1, 2003. Goodwill arising has been capitalized on the balance sheet within the caption “Interests in associated undertakings”, and is being written off over 20 years.

The Group’s share of profits of the enlarged M&T is set out in note 27. It is not practicable to determine the Group’s share of the post acquisition results of the 22.5% of M&T pre-merger acquired as part of the transaction. The profit after tax of M&T from January 1, 2003 to March 31, 2003 was US$116.5 million on a US GAAP basis (Year ended December 31, 2002: US$456.8 million).

2. NOTES IN CIRCULATION

AIB Group (UK) p.l.c. (formerly AIB Group Northern Ireland plc) is authorized to issue bank notes in Northern Ireland under the provisions of the Bank Charter Act 1844, the Bankers (Northern Ireland) Acts 1845 and 1928, the Allied Irish Banks Act (Northern Ireland) 1971, the Allied Irish Banks Act 1981 and the Allied Irish Banks Act 1993 (note 35).

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

3. OPERATIONS BY GEOGRAPHICAL SEGMENT(1)

	Years ended December 31,
	2003	2002	2001
	(Euro in millions)
Interest income
Ireland	1,988	2,020	2,089
United States	211	984	1,254
United Kingdom	977	1,002	1,000
Poland	434	747	1,001
Rest of the World	—	—	2

	3,610	4,753	5,346

Other finance income
Ireland	20	62	60
United States	(2)	(2)	2
United Kingdom	(6)	2	5
Poland	—	—	—
Rest of the World	—	—	—

	12	62	67

Dividend income
Ireland	28	4	4
United States	(19)	4	5
United Kingdom	1	1	—
Poland	6	5	1
Rest of the World	—	—	1

	16	14	11

Fees and commissions receivable
Ireland	465	446	457
United States	158	462	433
United Kingdom	227	236	225
Poland	163	155	142
Rest of the World	1	2	1

	1,014	1,301	1,258

	Years ended December 31,
	2003	2002 Restated(2)	2001
	(Euro in millions)
Dealing profits/(losses)
Ireland	70	60	62
United States	15	(11)	16
United Kingdom	47	24	12
Poland	3	1	2
Rest of the World	—	—	—

	135	74	92
Exceptional foreign exchange dealing losses	—	(18)	(417)

	135	56	(325)

	Years ended December 31,
	2003	2002	2001
	(Euro in millions)
Other operating income
Ireland	71	79	110
United States	51	120	13
United Kingdom	—	11	30
Poland	43	53	44
Rest of the World	1	—	(4)

	166	263	193

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	Years ended December 31,
	2003	2002 Restated(2)	2001

	(Euro in millions)
Gross income
Ireland	2,622	2,671	2,782
United States	434	1,557	1,723
United Kingdom	1,247	1,276	1,272
Poland	649	961	1,190
Rest of the World	1	2	—

	4,953	6,467	6,967
Exceptional foreign exchange dealing losses	—	(18)	(417)

	4,953	6,449	6,550

	Years ended December 31,
	2003	2002	2001
	(Euro in millions)
Total operating expenses(3)
Ireland	1,056	924	885
United States	210	686	647
United Kingdom	369	363	350
Poland	322	351	393
Rest of the World	3	4	3

	1,960	2,328	2,278

Provisions
Ireland	68	71	132
United States	20	109	44
United Kingdom	58	25	19
Poland	31	47	9
Rest of the World	—	(1)	—

	177	251	204

	Years ended December 31,
	2003	2002 Restated(2)	2001

	(Euro in millions)
Income before taxes, minority interests and preference dividends
Ireland	627	672	527
United States	187	320	364
United Kingdom	142	303	333
Poland	32	67	55
Rest of the World	(1)	—	93

	987	1,362	1,372
Exceptional foreign exchange dealing losses	—	(18)	(417)

	987	1,344	955

		December 31,
		2003	2002 Restated(2)

		(Euro in millions)
Total assets
Ireland		54,667	45,151
United States		2,101	17,629
United Kingdom		18,880	16,769
Poland		5,295	6,271
Rest of the World		17	1

		80,960	85,821

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	December 31,
	2003	2002 Restated(2)

	(Euro in millions)
Ordinary stockholders’ equity(4)(5)
Ireland	2,967	1,873
United States	367	1,179
United Kingdom	1,310	895
Poland	277	233
Rest of the World	—	—

	4,921	4,180

(1)	With the exception of ordinary stockholders’ equity, the geographical distribution is based on the location of the office recording the transaction.

(2)	The figures for 2002 and 2001 have been restated to reflect the implementation of UITF Abstract 37 - Purchases and sales of own shares and UITF Abstract 38 - Accounting for ESOP Trusts as discussed in the Accounting policies on page 80.

(3)	Includes restructuring and integration cost in continuing businesses (note 11(b)).

(4)	The geographical allocation of ordinary stockholders’ equity is based on the geographical split of risk weighted assets.

(5)	The fungible nature of liabilities within the banking industry inevitably leads to allocations of liabilities to segments, some of which are necessarily subjective. Accordingly, the directors believe that the analysis of total assets is more meaningful than the analysis of net assets.

Turnover is not shown as it resulted in the main from the business of banking.

4. OPERATIONS BY BUSINESS SEGMENT(1)

	Years ended December 31,
	2003	2002 Restated(2)	2001 Restated(2)

	(Euro in millions)
Net interest income
AIB Bank ROI	1,016	921	843
AIB Bank GB & NI	364	363	336
Allfirst	87	516	550
Capital Markets division	312	313	258
Poland division	175	263	261
Group	(20)	(25)	10

	1,934	2,351	2,258

	Years ended December 31,
	2003	2002 Restated(2)	2001 Restated(2)

	(Euro in millions)
Other finance income
AIB Bank ROI	—	—	—
AIB Bank GB & NI	—	—	—
Allfirst	—	(2)	—
Capital Markets division	—	—	—
Poland division	—	—	—
Group	12	64	67

	12	62	67

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	Years ended December 31,
	2003	2002 Restated(2)(3)	2001 Restated(2)

	(Euro in millions)
Other income
AIB Bank ROI	365	353	359
AIB Bank GB & NI	165	166	161
Allfirst	103	448	395
Capital Markets division	362	381	365
Poland division	173	166	154
Group	38	—	(8)

	1,206	1,514	1,426
Exceptional foreign exchange dealing losses	—	(18)	(417)

	1,206	1,496	1,009

	Years ended December 31,
	2003	2002 Restated(2)(3)	2001 Restated(2)

	(Euro in millions)
Total operating income
AIB Bank ROI	1,381	1,274	1,202
AIB Bank GB & NI	529	529	497
Allfirst	190	962	945
Capital Markets division	674	694	623
Poland division	348	429	415
Group	30	39	69

	3,152	3,927	3,751
Exceptional foreign exchange dealing losses	—	(18)	(417)

	3,152	3,909	3,334

	Years ended December 31,
	2003	2002 Restated(2)	2001 Restated(2)

	(Euro in millions)
Total operating expenses(4)
AIB Bank ROI	759	667	624
AIB Bank GB & NI	275	266	254
Allfirst	125	581	561
Capital Markets division	390	402	370
Poland division	308	341	388
Group	103	71	81

	1,960	2,328	2,278

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	Years ended December 31,
	2003	2002 Restated(2)	2001 Restated(2)
	(Euro in millions)
Provisions
AIB Bank ROI	62	55	44
AIB Bank GB & NI	19	22	19
Allfirst	11	95	34
Capital Markets division	46	63	43
Poland division	31	46	9
Group	8	(30)	55

	177	251	204

	Years ended December 31,
	2003	2002 Restated(2)(3)	2001 Restated(2)
	(Euro in millions)
Income before taxes, minority interests and preference dividends
AIB Bank ROI	573	560	536
AIB Bank GB & NI	237	241	225
Allfirst	54	285	350
Capital Markets division	102	239	216
Poland division	10	39	20
Group	11	(2)	25

	987	1,362	1,372
Exceptional foreign exchange dealing losses	—	(18)	(417)

	987	1,344	955

	December 31,
	2003	2002 Restated(2)
	(Euro in millions)
Total loans
AIB Bank ROI	27,428	21,367
AIB Bank GB & NI	10,353	8,967
Allfirst	—	11,162
Capital Markets division	12,404	13,371
Poland division	2,939	3,473
Group	202	143

	53,326	58,483

	December 31,
	2003	2002 Restated(2)
	(Euro in millions)
Total deposits
AIB Bank ROI	24,572	22,522
AIB Bank GB & NI	7,881	7,449
Allfirst	—	12,591
Capital Markets division	29,318	24,482
Poland division	4,222	5,014
Group	202	132

	66,195	72,190

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	December 31,
	2003	2002 Restated(2)(3)
	(Euro in millions)
Total assets
AIB Bank ROI	34,101	27,186
AIB Bank GB & NI	11,643	10,158
Allfirst	—	15,472
Capital Markets division	28,365	26,618
Poland division	5,301	6,261
Group	1,550	126

	80,960	85,821

	December 31,
	2003	2002 Restated(2)
Total risk weighted assets
AIB Bank ROI	24,119	18,821
AIB Bank GB & NI	10,055	8,666
Allfirst	—	15,113
Capital Markets division	24,506	22,833
Poland division	3,259	3,549
Group	676	257

	62,615	69,239

	December 31,
	2003	2002 Restated(2)(3)
Ordinary stockholders’ equity(5)(6)
AIB Bank ROI	1,896	1,136
AIB Bank GB & NI	790	523
Allfirst	—	912
Capital Markets division	1,926	1,378
Poland division	256	215
Group	53	16

	4,921	4,180

(1)	The business segment information is based on management accounts information. Income on capital is allocated to the divisions on the basis of the capital required to support the level of risk weighted assets. Interest income earned on capital not allocated to divisions is reported in Group.

(2)	The December 2002 and 2001 amounts have been restated to reflect the divisional restructure as discussed in the Accounting policies on page 80.

(3)	The figures for 2002 and 2001 have been restated to reflect the implementation of UITF Abstract 37 - Purchases and sales of own shares and UITF Abstract 38 - Accounting for ESOP Trusts as discussed in the Accounting policies on page 80.

(4)	Includes restructuring and integration costs in continuing businesses (note 11(b)).

(5)	The divisional allocation of ordinary stockholders’ equity is based on the divisional split of risk weighted assets.

(6)	The fungible nature of liabilities within the banking industry inevitably leads to allocations of liabilities to segments, some of which are necessarily subjective. Accordingly, the directors believe that the analysis of total assets is more meaningful than the analysis of net assets.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

5. OTHER INTEREST RECEIVABLE AND SIMILAR INCOME

	Years ended December 31,
	2003	2002	2001
	(Euro in millions)
Interest on loans and advances to banks	113	196	255
Interest on loans and advances to customers	2,622	3,423	3,684
Finance leasing and installment credit income	163	188	209

Total other interest receivable and similar income	2,898	3,807	4,148

	Years ended December 31,
	2003	2002	2001
	(Euro in millions)
Income from leasing and installment credit agreements has been accounted for as follows:
Investment period method (leasing)	99	119	134
Sum of the digits method (installment credit)	64	69	75

	163	188	209

The aggregate rentals receivable from leasing contracts was €500 million (2002: €505 million).

6. INTEREST EXPENSE

	Years ended December 31,
	2003	2002	2001
	(Euro in millions)
Interest on deposits by banks and customer accounts	1,490	2,178	2,744
Interest on debt securities in issue	101	103	176
Interest on subordinated liabilities	47	83	133
Interest on reserve capital instruments	38	38	35

Total interest expense	1,676	2,402	3,088

7. OTHER FINANCE INCOME

Under FRS 17 “Retirement benefits”, the net of the interest cost on liabilities and the expected return on assets is to be recorded as other finance income adjacent to interest. The interest cost represents the unwinding of the discount on the plan liabilities. The expected return on assets is based on long-term expectations at the beginning of the period.

A description of the retirement benefit plans operated by the Group is provided in note 14.

8. DIVIDEND INCOME

The dividend income relates to income from equity shares.

9. DEALING PROFITS

	Years ended December 31,
	2003	2002 Restated	2001
	(Euro in millions)
Foreign currency contracts	92	78	75
Profits less losses from securities held for trading purposes	23	7	2
Interest rate contracts	16	(11)	15
Equity index contracts	4	—	—

	135	74	92
Exceptional foreign exchange dealing losses	—	(18)	(417)

	135	56	(325)

Dealing profits is a term prescribed by the European Communities (Credit Institutions: Accounts) Regulations, 1992. Dealing profits reflects trading income and excludes interest payable and receivable arising from these activities. Staff and other administrative expenses arising from trading activities are not included here but are included under the appropriate heading within administrative expenses (note 11(a)).

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

10. OTHER OPERATING INCOME

	Years ended December 31,
	2003	2002	2001
	(Euro in millions)
Profit on disposal of debt securities held for investment purposes	37	106	24
Profit on disposal of investments in associated undertakings	—	1	1
Profit/(loss) on disposal of equity shares	3	11	(3)
Contribution of life assurance company (note 31)	60	57	84
Contribution from securitized assets (note 24)	1	4	5
Mortgage origination and servicing income	2	7	10
Miscellaneous operating income	63	77	72

Total operating income	166	263	193

11. OPERATING EXPENSES

(a) Staff and other administrative expenses

	Years ended December 31,
	2003	2002	2001
	(Euro in millions)
Staff costs:
Wages and salaries	905	1,097	1,060
Social security costs	88	105	104
Pension costs and other costs in respect of post-retirement benefits (note 14)	111	122	106
Other staff costs	53	67	72

	1,157	1,391	1,342

Other administrative expenses:
Auditors’ remuneration (including Value Added Tax):(1)
Audit services: Statutory audit	2	2	2
Further assurance services	—	1	1

	2	3	3

Other services: IT consultancy	—	—	—
Taxation services	—	—	1
Other consultancy	1	1	1

	1	1	2

Operating lease rentals:
Property	41	50	47
Equipment	1	4	4

	42	54	51

Other administrative expenses	507	659	647

Staff and other administrative expenses	1,709	2,108	2,045

(1)	Audit services include fees for the statutory audits of the Group and fees for assignments which are of an audit nature. These fees include assignments where the auditors provide assurance to third parties.

KPMG were appointed Auditors at the reconvened Annual General Meeting on June 26, 2002. The Auditors’ remuneration (including Value Added Tax) set out above for 2003 and 2002 relates to KPMG since date of appointment. In the year ended December 31, 2003, 61% (2002: 70%) of the total audit services fees and 65% (2002: 84%) of the non-audit services fees were paid to overseas offices of the Auditors.

The Auditors’ remuneration for 2001 relates to PricewaterhouseCoopers. During 2002 €1.2 million was paid to PricewaterhouseCoopers in respect of audit related services. In the year ended December 31, 2001, 73% of the total audit services fees (2000: 70%) and 64% of the non-audit services fees (2000: 56%) were paid to overseas offices of the Auditors. Included in non-audit services for 2001 are fees for work associated with the merger of Bank Zachodni and Wielkopolski Bank Kredytowy.

During the year, the Audit Committee adopted a comprehensive policy on the provision of non-audit services to the bank and its subsidiary companies by KPMG our external auditors. This policy includes the prohibition on the provision of certain services and the pre-approval by the Audit Committee of the engagement of the Auditor for non-audit work. The Audit Committee must approve individual assignments which are not pre-approved or which exceed a certain value.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

The Audit Committee has reviewed the level of non-audit services fees and is satisfied that it has not affected the independence of the Auditors. It is Group policy to subject all large consultancy assignments to competitive tender.

(b) Restructuring and integration costs in continuing businesses

	Years ended December 31,
	2003		2002		2001
	(Euro in millions)
Restructuring costs	72	(1)	13	(2)	—
Integration costs	—		—		38	(3)

	72		13		38

(1)	During 2003, BZWBK undertook a branch network restructuring process under which it is proposed to close 38 branches across Poland. A provision of €10 million was recorded in 2003 in respect of this process.

AIB Group introduced an Early Retirement Package in 2003. This is a voluntary programme and is available to certain staff over the age of 50 working in Ireland and Northern Ireland with staff located in the UK who have repatriation rights to Ireland also included. A provision of €62 million has been made in the 2003 accounts to cater for the terms and conditions of the package. €41 million of this amount forms part of the retirement benefit past service cost in note 14.

(2)	Allfirst introduced an early retirement program in August 2002 for certain qualifying employees which provided additional service credits for those employees who retired on December 1, 2002. The charge of €13 million in 2002 relates to the cost of the enhanced benefits that were provided to the employees who retired. This also forms part of the retirement benefit past service cost in note 14.

(3)	The charge of €38 million in 2001 relates to the costs of integration of Bank Zachodni S.A. (Group interest 83.01%) with Wielkopolski Bank Kredytoury S.A. (Group interest 60.14%) through a share for share offering.

12. DEPRECIATION AND AMORTIZATION

	Years ended December 31,
	2003	2002	2001
	(Euro in millions)
Depreciation of property and equipment:
Property depreciation	30	37	37
Equipment depreciation	118	138	127

	148	175	164
Amortization of goodwill (note 28)	31	32	31

	179	207	195

13. AMOUNTS WRITTEN OFF/(WRITTEN BACK) FIXED ASSET INVESTMENTS

	Years ended December 31,
	2003	2002	2001
	(Euro in millions)
Debt securities	13	19	6
Equity shares	3	36	(1)
Interests in associated undertakings	—	—	1

	16	55	6

14. RETIREMENT BENEFITS

(a) Description of retirement benefit plans

The Group provides pension benefits for employees in Ireland, the UK, and the US, the majority of which are funded. Certain post-retirement benefits are also provided for retired employees.

The Group operates a number of defined benefit plans. The most significant being the AIB Group Irish Pension Capital Plan (the Irish plan) and the AIB Group UK Pension plan (the UK plan). The majority of staff in the Republic of Ireland are members of the Irish plan while the majority of staff in the UK are members of the UK plan. Retirement benefits for the defined benefit plans are calculated by reference to service and pensionable salary at normal retirement date.

Independent actuarial valuations, for the main Irish and UK plans, are carried out on a triennial basis. The last such valuation was carried out on June 30, 2003 using the Projected Unit Method. The plans are funded and contribution rates of 26.0% and 44.6% have been set for the Irish and UK plans respectively with effect from January 1, 2004.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

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

	December 31,
	2003	2002	2001
	%	%	%
Financial assumptions
Irish plan
Rate of increase in salaries	4.0	4.0	4.0
Rate of increase of pensions in payment	2.5	2.5	2.5
Discount rate	5.25	5.60	5.75
Inflation assumptions	2.5	2.5	2.5

UK plan
Rate of increase in salaries	4.0	4.0	4.0
Rate of increase of pensions in payment	2.5	2.5	2.5
Discount rate	5.25	5.75	6.00
Inflation assumptions	2.5	2.5	2.5

Other plans
Rate of increase in salaries	4.0-4.5	4.0-4.5	4.0-4.5
Rate of increase of pensions in payment	0.0-2.5	0.0-2.5	0.0-2.5
Discount rate	5.60-6.02	5.60-6.51	5.75-6.94
Inflation assumptions	2.5-3.0	2.5-3.0	2.5-3.0

The following table sets out on a combined basis for all plans the fair value of the assets held by the plans together with the long term rate of return expected for each class of assets.

	December 31, 2003		December 31, 2002		December 31, 2001
	Long term rate of return expected	Value	Long term rate of return expected	Value	Long term rate of return expected	Value
	%	€m	%	€m	%	€m
Equities	8.2	1,670	9.0	1,490	8.6	2,138
Bonds	5.0	265	5.2	333	5.6	391
Property	7.5	255	7.5	262	5.8	286
Cash	3.0	82	6.3	84	2.8	87

Total market value of assets	7.6	2,272	8.0	2,169	7.7	2,902
Actuarial value of liabilities		(2,902)		(2,879)		(2,645)

(Deficit)/surplus in the plans		(630)		(710)		257
Related deferred tax asset/(liability)		128		173		(2)

Net pension (liability)/asset		(502)		(537)		255

The net pension (liability)/asset is recognized on the balance sheet as follows:-

	Years ended December 31,
	2003	2002	2001
	(Euro in millions)
Funded pension plans in surplus	—	—	372
Funded pension plans in deficit	(485)	(482)	(58)
Unfunded plans	(17)	(55)	(59)

	(502)	(537)	255

Included in the actuarial value of the liabilities is an amount in respect of commitments to pay annual pensions amounting to €111,897 in aggregate to a number of former directors.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

The following table sets out the components of the defined benefit cost for each of the three years ended December 31, 2003, 2002 and 2001.

		Years ended December 31,
		2003	2002	2001
		(Euros in millions)
Other finance income
Expected return on pension plan assets		161	220	213
Interest on pension plan liabilities		(149)	(158)	(146)
		12	62	67
Included within administrative expenses
Current service cost		81	86	79
Past service cost (inc. Early Retirement Package-see note 11)		50	22	5
		131	108	84

Cost of providing defined retirement benefits		119	46	17

		Years ended December 31,
		2003	2002	2001
		(Euros in millions)
Analysis of the amount recognized in statement of total recognized gains and losses
Actual return less expected return on pension plan assets		93	(862)	(438)
Experience gains and losses on plan liabilities		97	(18)	(32)
Changes in demographic and financial assumptions		(257)	(123)	(32)

Actuarial loss recognized under FRS 17		(67)	(1,003)	(502)
Deferred tax		17	180	100

Recognized in STRGL		(50)	(823)	(402)

		Years ended December 31,
		2003	2002	2001
		(Euro in millions)
Movement in (deficit)/surplus during the year
Surplus in plan at beginning of year		(710)	257	727
Movement in year:
Current service cost		(81)	(86)	(79)
Past service cost		(50)	(22)	(5)
Contributions		84	50	50
Other finance income		12	62	67
Actuarial loss recognized under FRS 17		(67)	(1,003)	(502)
Disposal of subsidiary company		158	—	—
Translation adjustment		24	32	(1)

(Deficit)/surplus in plan at end of year		(630)	(710)	257

	Years ended December 31,
	2003	2002	2001	2000
	(Euro in millions)
History of experience gains and losses
Difference between expected and actual return on plan assets:
Amount	93	(862)	(438)	(158)
Percentage of plan assets	4%	40%	15%	5%
Experience gains and losses on plan liabilities:
Amount	97	(18)	(32)	(72)
Percentage of plan liabilities	3%	1%	1%	3%
Total amount recognized in STRGL:
Amount	(67)	(1,003)	(502)	(248)
Percentage of plan liabilities	2%	35%	19%	10%

The Group operates a number of defined contribution plans. The defined benefit plans in Ireland and the UK were closed to new members from December 1997. Employees joining after December 1997 join on a defined contribution basis. The standard contribution rate in Ireland is 8%. The standard contribution rate in the UK is 5% and these members are also accruing benefits

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

under SERP (the State Earnings Related Pension Plan). The total cost in respect of defined contribution plans for 2003 was €21 million (2001: €27 million; 2001: €22 million).

(b) Implementation of FRS 17 ‘Retirement benefits’

The Group adopted FRS 17 in the preparation of its accounts for the year ended December 31, 2001 and comparative figures were restated. The change in accounting policy arising from the adoption of FRS 17 gave rise to a net credit to stockholders’ funds of €648 million at January 1, 2001.

15. (LOSS)/GAIN ON DISPOSAL OF BUSINESSES

2003

The loss on disposal of businesses from continuing activities of €142 million relates to the loss on disposal of Govett of €153 million, offset by the profit on disposal of the AIB New York retail branch of €7 million (tax charge €3 million) and the profit on disposal of Polsoft of €4 million (tax charge €1 million).

On November 4, 2003 AIB announced that it had reached an agreement with Gartmore Investment Management p.l.c. (“Gartmore”) to sell the majority of the Govett business, being the majority of the management contracts of Govett, its UK based asset management business. The remaining UK and Singapore operations of Govett will be wound down following completion of the sale. Certain management contracts were excluded from the sale and will be managed by AIB’s Irish based asset management company, AIB Investment Managers (“AIB IM”). The operations of AIB IM were otherwise unaffected by this transaction.

Total consideration for the business is estimated to be €17 million and is payable in cash. The consideration is made up of an initial payment of €6 million plus a series of payments based on the level of fees earned by Gartmore on the Govett management contracts over the following three years. The initial payment of €6 million is reflected in the financial statements for the year ended December 31, 2003.

The transaction gave rise to a loss on disposal of €153 million in profit and loss account in the financial statements for the year ended December 31, 2003. The loss on disposal was made up of the €6 million consideration less goodwill previously written off of €139 million and one off closure costs of €20 million. The goodwill of €139 million was previously written off to reserves on the purchase of Govett, in 1995. The after tax loss is €152 million. The financial statements for the year ended December 31, 2003 also reflect the income and expenses for Govett for the period as part of continuing activities, which amounted to a loss before tax of €12 million.

2001

In August 2001, AIB’s interests in Keppel Capital Holdings Ltd. were sold to Oversea-Chinese Banking Corporation Limited, giving rise to a gain before taxation on disposal of €93 million (tax charge € nil).

16. APPLICABLE TAXES

	Years ended December 31,
	2003	2002	2001
	(Euro in millions)
Allied Irish Banks, p.l.c. and subsidiaries:
Corporation tax in Republic of Ireland
Current tax on income for the period(1) Adjustments in respect of prior periods	170 4	81 (7)	88 (6)
	174	74	82
Double taxation relief	(49)	(4)	(17)

	125	70	65
Foreign tax
Current tax on income for the period Adjustments in respect of prior periods	210 —	202 (4)	118 (8)
	210	198	110

Total current tax	335	268	175

Deferred taxation
Origination and reversal of timing differences	(54)	21	12
Other	(5)	6	—

Total deferred taxation	(59)	27	12

Associated undertakings	39	1	—

Taxation on ordinary activities	315	296	187

Effective tax rate	31.2%	22.0%	19.5%

Effective tax rate – adjusted(2)	24.2%	22.3%	24.2%

(1)	The December 2003 figure includes a charge of €29.5 million in relation to the Irish Government bank levy.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

(2)	The adjusted effective tax rate has been presented to eliminate the disposal of Govett and the withholding tax on the Allfirst dividend in 2003 and the effects of the exceptional foreign exchange losses in 2002 and 2001.

Factors affecting current tax rate for period

The current tax rate for 2003 is higher (2002 and 2001: lower) than the weighted average of the Group’s statutory corporation tax rates across its geographic locations. The differences are explained below.

	2003	2002	2001
	%	%	%
Weighted average corporation tax rate	19.3	23.6	28.0
Effects of:
Expenses not deductible for tax purposes	1.4	0.8	0.9
Goodwill amortisation	2.3	0.7	0.6
Exempted income, income at reduced rates and tax credits	(0.1)	(1.9)	(3.9)
Net effect of differing tax rates overseas	1.9	0.7	0.8
Capital allowances in excess of depreciation	—	(1.0)	(0.2)
Other deferred tax timing differences	3.9	(1.8)	(2.2)
Tax on associated undertakings	(3.9)	(0.1)	—
Bank levy in Republic of Ireland	3.0	—	—
Goodwill on disposals of businesses	3.6	—	—
Withholding tax on Allfirst dividend	3.9	—	—
Exceptional item	—	(0.3)	(4.7)
Adjustments to tax charge in respect of previous periods	(1.4)	(0.8)	(1.0)

Effective current tax rate	33.9	19.9	18.3

17. EQUITY AND NON-EQUITY MINORITY INTERESTS IN SUBSIDIARIES

	Years ended December 31,
	2003	2002	2001
	(Euro in millions)
The profit attributable to minority interests is analyzed as follows:
Equity interest in subsidiaries	10	20	15
Non-equity interest in subsidiaries	1	4	8

	11	24	23

18. DIVIDENDS ON NON-EQUITY SHARES

The dividends paid on the non-cumulative preference shares of US$25 each amounted to €5 million (2002: €8 million; 2001: €15 million). Included in this figure is an amount of €1 million which has been accrued (2002: € 2 million; 2001: €2 million) and amortized issue costs of €0.5 million (2002: € 0.4 million; 2001: € 0.4 million).

The holders of the US Dollar preference shares are entitled, in preference to the holders of any other shares of AIB, to a non-cumulative preferential dividend, payable quarterly in arrears at a floating rate equal to 3 month dollar libor plus 0.875% on the liquidation preference amount of US$1,000.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

19. DIVIDENDS ON EQUITY SHARES

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

	Years ended December 31,			Years ended December 31,
	2003	2002	2001	2003	2002	2001
	(cent per €0.32 share)			(Euro in millions)
Ordinary Shares
Interim dividend	19.0	17.25	15.40	161	154	136
Second interim dividend	—	—	28.40	—	—	250
Final dividend	35.0	31.81	—	296	283	—

	54.0	49.06	43.80	457	437	386

Employee share trusts(1)				(5)	(8)	(6)

				452	429	380

(1)	In accordance with FRS 14 “Earnings per share”, dividends of €4.8 million (2002: €7.9 million; 2001: €5.8 million) arising on the shares held by certain employee share trusts (note 41) are excluded in arriving at income before taxes and deducted from the aggregate of dividends paid and proposed.

20. EARNINGS PER €0.32 ORDINARY SHARE

Years ended December 31,
	2003	2002 Restated	2001
(a) Basic
Net income attributable to the ordinary stockholders(1)	€656m	€1,016m	€730m

Weighted average number of shares in issue during the year(1)	859.6m	868.7m	861.4m

Earnings per share	76.3c	117.0c	84.8c

(1)	In accordance with FRS 14 “Earnings per share”, dividends arising on the shares held by the employee share trusts (note 41) are excluded in arriving at income before taxes and deducted from the aggregate of dividends paid and proposed. The shares held by the trusts are excluded from the calculation of weighted average number of shares in issue.

	Earnings per share €0.32
	2003	2002 Restated	2001 Restated
	(cent per €0.32 share)
(b) Adjusted
As reported	76.3	117.0	84.8
Adjustment
Exceptional foreign exchange dealing losses (note 9)	—	2.1	31.0
Goodwill amortization (note 28)	8.4	3.6	3.6
Impact of Govett disposal on statement of income	17.6	—	—
Impact of Allfirst disposal on statement of income	4.7	—	—
Impact of disposal of interests in Keppel Capital Holdings Ltd	—	—	(10.8)

	107.0	122.7	108.6

The adjusted earnings per share figure has been presented to eliminate the effect of the goodwill amortization in all years, the impact of the Govett and Allfirst disposals in 2003 the exceptional foreign exchange dealing losses in 2002 and 2001 and the impact of the disposal of the Group’s interests in Keppel Capital Holdings Ltd in 2001.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	Years ended December 31,
	2003	2002	2001
	(Number of shares in millions)
(c) Diluted
Weighted average number of shares in issue during period	859.6	868.7	861.4
Dilutive effect of options outstanding	4.7	8.4	5.7

Diluted	864.3	877.1	867.1

The weighted average number of ordinary shares reflects the dilutive effect of options outstanding under the employee share trusts (note 41), the Share option plan (note 39) and the Allfirst Financial Inc. stock option plan up to the date of disposal of Allfirst (note 39).

21. CENTRAL GOVERNMENT BILLS AND OTHER ELIGIBLE BILLS

	December 31, 2003		December 31, 2002
	Book Amount	Market Value	Book Amount	Market Value
	(Euro in millions)
Held as financial fixed assets Treasury bills and similar securities	—	—	23	23

Held for trading purposes Treasury bills	45		1

	45		24

	December 31,
	2003	2002
	(Euro in millions)
Analysis of movements in central government bills and other eligible bills held as financial fixed assets:
At January 1	23	45
Currency translation adjustments	(1)	(6)
Purchases	983	1,020
Disposals/maturities	(991)	(1,041)
Disposal of subsidiary undertaking	(16)	—
Amortization of discounts	2	5

At December 31	—	23

22. LOANS AND ADVANCES TO BANKS

	December 31,
	2003	2002
	(Euro in millions)
Funds placed with the Central Bank of Ireland	863	1,039
Funds placed with other central banks	17	53
Funds placed with other banks(1)	1,753	3,696

	2,633	4,788

	December 31,
	2003	2002
	(Euro in millions)
Analyzed by remaining maturity:
Repayable on demand	204	1,555
Other loans and advances by remaining maturity:
Over 5 years	134	160
5 years or less but over 1 year	88	77
1 year or less but over 3 months	107	457
3 months or less but not repayable on demand	2,102	2,541

	2,635	4,790
Allowance for loan losses (note 23)	(2)	(2)

	2,633	4,788

(1)	At December 31, 2003 securities purchased under agreements to resell amounted to €651 million (2002: €1,945 million). All securities were delivered either directly to the Group or to an agent for safekeeping.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	December 31,
	2003	2002
	(Euro in millions)
Loans and advances to banks by geographical area
Republic of Ireland	2,282	2,463
United States of America	48	1,459
United Kingdom	239	451
Poland	63	414
Rest of the world	1	1

	2,633	4,788

23. LOANS AND ADVANCES TO CUSTOMERS LESS ALLOWANCE FOR LOAN LOSSES

	December 31,
	2003	2002
	(Euro in millions)
Loans and advances to customers(1)	48,500	51,109
Finance lease receivables and installment credit	2,614	3,214
Money market funds(2)	153	226

	51,267	54,549
Allowance for loan losses	(662)	(860)
Unearned interest	(115)	(242)

	50,490	53,447

Analyzed by remaining maturity:
Over 5 years	20,699	18,099
5 years or less but over 1 year	12,841	14,206
1 year or less but over 3 months	7,677	7,158
3 months or less	9,935	14,844

	51,152	54,307
Allowance for loan losses	(662)	(860)

	50,490	53,447

Of which repayable on demand or at short notice	13,064	12,008

Amounts include:
Due from associated undertakings	—	—

(1)	At December 31, 2003 €1,200 million of loans and advances were pledged as collateral with the Irish Financial Services Regulatory Authority (“IFSRA”). At December 31, 2002 €979 million and €630 million of loans and advances were pledged as collateral with the IFSRA and The Federal Reserve Bank, respectively.

(2)	At December 31, 2003 there were securities purchased under agreements to resell of €38 million (2002: €109 million).

The cost of assets acquired for letting under finance leases and hire purchase contracts amounted to €1,234 million (2002: €1,367 million).

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

Allowance for loan losses

	December 31, 2003
	Specific	General	Total
	(Euro in millions)
Allowance at beginning of year	435	427	862
Currency translation adjustments	(33)	(18)	(51)
Disposal of subsidiary undertaking	(24)	(111)	(135)
Charge against income	—	152	152
Transfer to specific	134	(134)	—
Amounts charged off	(182)	—	(182)
Recoveries of amounts previously charged off	18	—	18

Allowance at end of year	348	316	664

Analysed as to:
Loans and advances to banks (note 22)	2	—	2
Loans and advances to customers	346	316	662

	348	316	664

	December 31, 2002
	Specific	General	Total
	(Euro in millions)
Allowance at beginning of year	539	470	1,009
Currency translation adjustments	(51)	(35)	(86)
Disposed loans	(2)	—	(2)
Charge against income	—	194	194
Transfer to specific	202	(202)	—
Amounts charged off	(279)	—	(279)
Recoveries of amounts previously charged off	26	—	26

Allowance at end of year	435	427	862

Analysed as to:
Loans and advances to banks (note 22)	2	—	2
Loans and advances to customers	433	427	860

	435	427	862

		December 31,
		2003	2002
		(Euro in millions)
Loans and advances to customers by geographical area
Republic of Ireland		32,459	27,188
United States of America		1,047	11,135
United Kingdom		14,097	12,064
Poland		2,887	3,060

		50,490	53,447

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

24. SECURITIZED ASSETS

	Years ended December 31,
	2003	2002
	(Euro in millions)
Securitized assets	719	1,002
Non-returnable proceeds	(516)	(754)

	203	248

In July 1999 a subsidiary company entered into an agreement whereby it securitized and sold part of its Asset Backed Securities portfolio to a third party. Subsequent to the initial securitizaton, additional assets have been transferred to the third party as provided for under the terms of the agreement. AIB is not obliged, nor does it intend, to support any losses in this portfolio in excess of the net amount recognized as an asset on the balance sheet.The providers of the finance have agreed that they will seek no further recourse to the Company above the non-returnable proceeds.

The contribution from these securitized assets, included in other operating income, is analyzed below.

	Years ended December 31,
	2003	2002	2001
	(Euro in millions)
Net interest income	3	4	5
Provisions for loan losses	2	—	—

Contribution from securitized assets	1	4	5

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

25. DEBT SECURITIES

	December 31, 2003
	Book amount	Gross unrealized gains	Gross unrealized losses	Market value
	(Euro in millions)
Held as financial fixed assets Issued by public bodies:
Government securities	5,237	109	—	5,346
Other public sector securities	562	7	—	569
Issued by other issuers:
Bank and building society certificates of deposit	589	—	(1)	588
Other debt securities	6,057	94	(29)	6,122

	12,445	210	(30)	12,625

Held for trading purposes Issued by public bodies:
Government securities	630			630
Other public sector securities	85			85
Issued by other issuers:
Bank and building society certificates of deposit	—			—
Other debt securities	4,967			4,967

	5,682	—	—	5,682

	18,127	210	(30)	18,307

	December 31, 2002
	Book amount	Gross unrealized gains	Gross unrealized losses	Market value
	(Euro in millions)
Held as financial fixed assets Issued by public bodies:
Government securities	4,931	170	—	5,101
Other public sector securities	2,503	31	(1)	2,533
Issued by other issuers:
Bank and building society certificates of deposit	124	—	—	124
Other debt securities	5,888	87	(43)	5,932

	13,446	288	(44)	13,690

Held for trading purposes Issued by public bodies:
Government securities	833	—	—	833
Other public sector securities	73	—	—	73
Issued by other issuers:
Bank and building society certificates of deposit	45	—	—	45
Other debt securities	3,807	—	—	3,807

	4,758	—	—	4,758

	18,204	288	(44)	18,448

Market value is market price for quoted securities and directors’ estimate for unquoted securities.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	December 31,
	2003	2002
	(Euro in millions)
Analyzed by remaining maturity
Due within one year	2,783	3,921
Due one year and over	15,344	14,283

	18,127	18,204

	December 31, 2003		December 31, 2002
	Book amount	Market value	Book amount	Market value
	(Euro in millions)		(Euro in millions)
Analyzed by listing status
Held as financial fixed assets
Listed on a recognized stock exchange	11,054	11,235	10,276	10,491
Quoted elsewhere	306	305	2,340	2,370
Unquoted	1,085	1,085	830	829

	12,445	12,625	13,446	13,690

Held for trading purposes
Listed on a recognized stock exchange	5,595		4,355
Quoted elsewhere	87		355
Unquoted	—		48

	5,682		4,758

	18,127		18,204

There were no debt securities pledged to secure public funds, trust deposits, funds transactions and other purposes required by law in 2003 (2002: book value of €1,492 million). Debt securities subject to repurchase agreements amounted to €5,860 million (2002: €3,021 million).

Subordinated debt securities included as financial fixed assets amounted to €5 million at December 31, 2003 (2002: €5 million).

The unamortized discounts net of premiums on debt securities held as financial fixed assets amounted to €19 million at December 31, 2003 (2002: nil).

The cost of debt securities held for trading purposes amounted to €5,655 million (2002: €4,738 million).

	Cost	Discounts and premiums	Amounts written off	Book amount
	(Euro in millions)
Analysis of movements in debt securities held as financial fixed assets
At January 1, 2003	13,400	63	(17)	13,446
Currency translation adjustments	(950)	(8)	2	(956)
Disposal of subsidiary undertaking	(1,080)	—	—	(1,080)
Purchases	9,434	—	—	9,434
Realizations/maturities	(8,338)	1	10	(8,327)
Charge against statement of income (note 13)	—	—	(13)	(13)
Amortization of (premiums) net of discounts	—	(23)	—	(23)
Transfer to trading book	(36)	1	(1)	(36)

At December 31, 2003	12,430	34	(19)	12,445

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

26. EQUITY SHARES

	December 31, 2003
	Book amount	Gross unrealized gains	Gross unrealized losses	Market value
	(Euro in millions)
Held as financial fixed assets
Listed on a recognized stock exchange	6	11	(1)	16
Unquoted	110	5	(1)	114

	116	16	(2)	130
Held for trading purposes
Listed on a recognized stock exchange	64	—	—	64

	180	16	(2)	194

	December 31, 2002
	Book amount	Gross unrealized gains	Gross unrealized losses	Market value
	(Euro in millions)
Held as financial fixed assets
Listed on a recognized stock exchange	52	10	(2)	60
Unquoted	136	8	(1)	143

	188	18	(3)	203
Held for trading purposes
Listed on a recognized stock exchange	58	—	—	58

	246	18	(3)	261

Market value is market price for quoted securities and directors’ estimate for unquoted securities.

	Cost	Amounts written off	Book amount
	(Euro in millions)
Analysis of movements in equity securities held as financial fixed assets
At January 1, 2003	231	(43)	188
Charge against statement of income (note 13)	—	(3)	(3)
Currency translation adjustments	(11)	1	(10)
Disposal of subsidiary undertaking	(40)	(1)	(41)
Purchases	26	—	26
Disposals	(48)	4	(44)

At December 31, 2003	158	(42)	116

The cost of equity shares held for trading purposes amounted to €65 million (2002: €78 million).

27. INTERESTS IN ASSOCIATED UNDERTAKINGS

	Years ended December 31,
	2003	2002
	(Euro in millions)
Share of net assets
At January 1	31	10
Currency translation adjustments	(219)	(1)
Transfer from subsidiary undertaking	59	—
Transfer from equity shares	—	10
Purchases	1,481	5
Profit retained	9	7

At December 31	1,361	31

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

The Group’s interests in associated undertakings are shown after accumulated provisions for write-downs of €3 million (2002: € 3 million). There were no movements in the provisions during 2003 or 2002.

Included in the Group’s share of net assets of associates is goodwill as follows:

	Years ended December 31,
	2003	2002
	(Euro in millions)
Goodwill
Cost at January 1	—	—
Additions during year	1,181	—
Currency translation adjustments	(162)	—

At December 31	1,019	—

Accumulated amortization at January 1	—	—
Charge against statement of income	42	—
Currency translation adjustments	(4)	—

At December 31	38	—

Net book value

At December 31	981	—

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

The summary statement of income of M&T Bank Corporation for the nine months ended December 31, 2003 and summary balance sheet as at December 31, 2003 under Irish GAAP are as follows:

9 Months ended December 31, 2003		9 Months ended December 31, 2003
(US$ in millions)		(Euro in millions)
	Summary of consolidated statement of income
1,177	Net interest income	1,020
639	Other income	553

1,816	Total operating income	1,573
1,015	Operating expenses excluding restructuring costs	879
103	Restructuring costs	89
1,118	Total operating expenses	968

698	Group operating income before provisions	605
98	Provisions	85

600	Group income before taxation	520
199	Taxation	172

401	Group profit after taxation	348

December 31, 2003		December 31, 2003
(US$ in millions)		(Euro in millions)
	Summary of consolidated balance sheet
37,618	Loans etc	29,785
7,255	Investment securities	5,744
399	Fixed assets	316
1,641	Other assets	1,299

46,913	Total assets	37,144

33,188	Deposits etc	26,277
10,178	Other borrowings	8,058
1,537	Other liabilities	1,217
2,010	Stockholders’ funds	1,592

46,913	Total liabilities	37,144

The contribution of the enlarged M&T from the date of acquisition to December 31, 2003 is as follows:

9 Months ended December 31, 2003		9 Months ended December 31, 2003
(US$ in millions)		(Euro in millions)
	Contribution of M&T
157	Share of operating income	136
(23)	Share of restructuring and integration costs	(20)
(48)	Amortization of goodwill	(42)

86	Contribution to Group income before taxation	74
(44)	Taxation	(38)

42	Contribution to Group income after taxation	36

With the exception of M&T, the Group’s interests in associated undertakings are non-credit institutions, are unlisted and are held by subsidiary undertakings.

In accordance with the European Communities (Credit Institutions: Accounts) Regulations, 1992, Allied Irish Banks, p.l.c. will annex a full listing of associated undertakings to its annual return to the companies registration office.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

28. INTANGIBLE FIXED ASSETS

	Years ended December 31,
	2003	2002
	(Euro in millions)
Goodwill:
Cost at January 1	553	560
Arising on acquisitions during the year	—	1
Currency translation adjustments	(8)	(8)

At December 31	545	553

Accumulated amortization at January 1	96	65
Charge for the year (note 12)	31	32
Currency translation adjustments	(2)	(1)

At December 31	125	96

Net book value:
At December 31	420	457

Intangible fixed assets comprise purchased goodwill arising on acquisition of subsidiary and associated undertakings. Prior to January 1, 1998 goodwill arising on acquisition of subsidiary and associated undertakings was taken directly to profit and loss account reserves. The goodwill arising on acquisitions during 2003 and 2002 is set out in the following table:

	Years ended December 31,
	2003	2002
	(Euro in millions)
Community Counselling Service Co., Inc	—	—
Bank Zachodni WBK S.A	—	—
Other	—	1

	—	1

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

29. PROPERTY AND EQUIPMENT

	Property			Equipment	Total
	Freehold	Long leasehold	Leasehold under 50 years
	(Euro in millions)
Cost:
At January 1, 2003	661	130	165	1,125	2,081
Disposals of Group undertakings	(110)	—	(53)	(237)	(400)
Additions	11	5	5	97	118
Disposals	(14)	(60)	(10)	(129)	(213)
Currency translation adjustments	(42)	2	(5)	(51)	(96)

At December 31, 2003	506	77	102	805	1,490

Accumulated depreciation:
At January 1, 2003	104	12	91	696	903
Disposals of Group undertakings	(28)	—	(27)	(134)	(189)
Depreciation charge for the year	24	2	11	120	157
Impairment	(3)	—	—	(2)	(5)
Disposals	(3)	(5)	(5)	(114)	(127)
Currency translation adjustments	(9)	1	(4)	(29)	(41)

At December 31, 2003	85	10	66	537	698

Net book value:
At December 31, 2003	421	67	36	268	792

At December 31, 2002	557	118	74	429	1,178

The net book value of property occupied by the Group for its own activities was €480 million (2002: €730 million).

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

30. DEFERRED TAXATION

The tax effects of temporary timing differences that give rise to significant elements of the deferred tax assets and deferred tax liabilities at December 31, 2003 and 2002 are presented below.

	December 31,
	2003	2002
	(Euro in millions)
Deferred tax assets:
Allowance for loan losses	(87)	(161)
Amortized income	(23)	(36)
Debt securities	(2)	(12)
Deferred compensation	—	(10)
Timing differences on provisions for future
Commitments in relation to the funding of
Icarom plc (under Administration)	(9)	(10)
Other	(53)	(16)

Total gross deferred tax assets	(174)	(245)

Deferred tax liabilities:
Assets leased to customers	64	443
Assets used in the business	5	24
Debt securities	22	53
Other	51	7

Total gross deferred tax liabilities	142	527

Net deferred tax (assets)/ liabilities	(32)	282

For the year ended December 31, 2003 and 2002 full provision has been made for capital allowances and other timing differences except as described below.

No provision is made for tax that could be payable on any future remittance of the past earnings of certain subsidiary undertakings.

No provision is made for tax on capital gains which might arise on the disposal of properties at their balance sheet amounts due to the expectation that the greater portion of land and buildings will be retained by the Group. Accordingly deferred tax has not been recognized on the revaluation gains and losses that have arisen on the Group’s property portfolio. If deferred tax had been recognized it would have amounted to €23 million approximately. In view of the substantial number of properties involved and the likelihood of a material tax liability arising being remote no provision is made in the accounts in respect of a tax liability arising until a decision is made to sell the properties involved. No provision is made in respect of certain taxable gains in the Republic of Ireland which have been rolled over into replacement assets. Finance Act 2003 changed the legislation in respect of roll over relief in the Republic of Ireland. However, where taxable gains had been rolled over prior to the amendments introduced in Finance Act 2003 the rolled over gains can continue to be rolled over again on disposal of the replacement assets. Therefore a tax liability is unlikely to crystallize.

	Years ended December 31,
	2003	2002
	(Euro in millions)
Analysis of movements in deferred taxation:
At January 1	282	311
Disposal of subsidiary undertaking	(280)	—
Currency translation and other adjustments	25	(56)
Taxation charge/(credit) against statement of income Ordinary activities	(59)	27

At December 31	(32)	282

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

31. LONG-TERM ASSURANCE BUSINESS

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

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	Years ended December 31,
	2003	2002	2001
	(Euro in millions)
Income from Ark Life’s long-term assurance business is set out below:
New business contribution	39	60	65
Contribution from existing business
– expected return	24	25	18
– experience variances	(1)	2	3
Investment returns	4	2	3
Distribution costs	(15)	(20)	(17)

Operating income	51	69	72
Other items:
Change in value of future unit linked fees	3	(32)	(3)
Changes in economic assumptions	—	17	—
Exceptional items	6	3	15

Income from long-term assurance business before tax	60	57	84
Attributable tax	8	9	17

Income from long-term assurance business after tax	52	48	67

Assumptions

The economic assumptions are based on a long-term view of economic activity and are therefore not adjusted for market movements which are considered to be short-term. This approach is considered to be the most appropriate given the long-term nature of the portfolio of products. The principal economic assumptions used are as follows:

	Years ended December 31,
	2003	2002	2001
	%	%	%
Risk adjusted discount rate	10.0	10.0	12.0
Weighted average investment return	7.625	7.625	9.0
Future expense inflation	3.5	3.5	5.0

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

Balance sheet

The assets and liabilities of Ark Life representing the value of the assurance business together with the policyholders’ funds are:

	December 31,
	2003	2002
	(Euro in millions)
Investments:
Cash and short-term placings with banks	1,546	1,250
Debt securities	239	223
Equity shares	1,179	849
Property	45	42

	3,009	2,364
Value of investment in business	167	153
Other assets – net	98	61

	3,274	2,578
Long-term assurance liabilities to policyholders	(2,869)	(2,226)

Long-term assurance business attributable to stockholders	405	352

Represented by:
Shares at cost	19	19
Reserves	376	326
Profit and loss account reserves	10	7

	405	352

Presentation in the Group balance sheet

Under UITF 37, holdings of shares in Allied Irish Banks, p.l.c., (by the parent or subsidiary companies), for any reason, are deducted in arriving at ordinary stockholders’ equity. At December 31, 2003, shares in AIB with a value of €59 million (2002: €52 million; 2001: €52 million) were held within the long-term business funds to meet the liabilities to policyholders.

Long-term assurance assets attributable to policyholders are presented in the Group balance sheet net of the carrying value of the shares in AIB held within the fund. Group ordinary stockholders’ equity have been reduced by a similar amount.

Modified statutory solvency basis

Ark Life’s income before taxes on a modified statutory solvency basis was €44 million (2002: €44 million) and its income after taxes was €39 million (2002: €37 million). Ark Life’s total assets on a modified statutory solvency basis were €3,181 million at December 31, 2003 (December 31, 2002: €2,482 million), and its stockholders’ funds at December 31, 2003 were €237 million (December 31, 2002: €199 million). The following table provides a reconciliation of embedded value to the modified statutory solvency basis.

	Years ended December 31
	2003	2002
	(Euro in millions)
Reconciliation of embedded value to modified statutory solvency basis
Long-term assurance business attributable to stockholders embedded value basis	405	352
Value of in-force business	(267)	(251)
Other differences:
Deferred acquisitions costs	99	89
Other adjustments	—	9

Stockholders’ funds of life operations - modified statutory solvency basis	237	199

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

32. DEPOSITS BY BANKS

	December 31,
	2003	2002
	(Euro in millions)
Federal funds purchased	—	491
Securities sold under agreements to repurchase	6,093	2,478
Other borrowings from banks	12,001	13,168

	18,094	16,137

Of which:
Domestic offices	16,040	10,869
Foreign offices	2,054	5,268

	18,094	16,137

With agreed maturity dates or periods of notice, by remaining maturity:
Over 5 years	348	405
5 years or less but over 1 year	91	236
1 year or less but over 3 months	2,509	3,554
3 months or less but not repayable on demand	14,838	11,357

	17,786	15,552
Repayable on demand	308	585

	18,094	16,137

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

33. CUSTOMER ACCOUNTS

	December 31,
	2003	2002
	(Euro in millions)
Current accounts	14,657	16,428
Demand deposits	6,788	10,333
Time deposits	19,539	21,855

	40,984	48,616

Securities sold under agreements to repurchase	—	703
Other short-term borrowings	3,628	3,657

	3,628	4,360

	44,612	52,976

Of which:
Non-interest bearing current accounts
Domestic offices	5,712	6,020
Foreign offices	1,714	5,004
Interest bearing deposits, current accounts and short-term borrowings
Domestic offices	23,548	19,950
Foreign offices	13,638	22,002

	44,612	52,976

Analyzed by remaining maturity:
Over 5 years	339	232
5 years or less but over 1 year	2,355	3,134
1 year or less but over 3 months	1,980	2,730
3 months or less but not repayable on demand	20,505	19,434

	25,179	25,530
Repayable on demand	19,433	27,446

	44,612	52,976

Amounts include:
Due to associated undertakings	23	28

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

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

34. DEBT SECURITIES IN ISSUE

	December 31,
	2003	2002
	(Euro in millions)
Bonds and medium term notes:
European medium term note programme	1,255	121
Medium term notes	168	—
Allfirst adjustable rate federal home loan bank advances:
due August 23, 2011	—	191

	1,423	312

Other debt securities in issue:
Master demand notes of Allfirst	—	250
Commercial paper	261	224
Commercial certificates of deposit	1,805	2,291

	2,066	2,765

	3,489	3,077

Maturity analysis
Bonds and medium term notes, by remaining maturity:
Over 5 years	—	197
5 years or less but over 1 year	1,423	—
1 year or less but over 3 months	—	—
3 months or less	—	115

	1,423	312

Other debt securities in issue, by remaining maturity:
5 years or less but over 1 year	—	8
1 year or less but over 3 months	456	685
3 months or less	1,610	2,072

	2,066	2,765

	3,489	3,077

35. OTHER LIABILITIES

	December 31,
	2003	2002
	(Euro in millions)
Notes in circulation (note 2)	420	410
Current taxation	166	91
Dividend (note 19)	296	283
Provisions for future commitments in relation to the funding of Icarom (1)	79	85
Short positions in securities (2)	149	266
Other	2,031	1,456

	3,141	2,591

(1)	The provision represents the present value of the cost of the future commitments arising under the 1992 agreement in relation to the funding of Icarom (See Accounting Policies - note (m), Non-credit risk provisions on page 82). A discount rate of 6.35% was applied in the year ended December 31, 1993, in discounting the cost of the future commitments arising under this agreement. As at December 31, 2003 the undiscounted amount of the cost of the future commitments relating to these agreements amounted to €100.6 million (2002: €111.7 million). Of the €100.6 million, €33.5 million is payable for the three years December 31, 2004 to 2006, with the remaining €67.1 million payable thereafter. The unwinding of the discount on the provision amounted to €5.1 million (2002: €5.4 million).

(2)	Short positions in debt securities and equity shares at December 31, 2003 were €147 million and €2 million, respectively (2002: €250 million and €16 million respectively).

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

36. PROVISIONS FOR LIABILITIES AND CHARGES

	Contingent liabilities and commitments	Other	Total
	(Euro in millions)
At January 1, 2002	32	39	71
Currency translation adjustments	(2)	(4)	(6)
Charge against statement of income	2	16	18
Provisions utilized	(14)	(9)	(23)

At January 1, 2003	18	42	60
Currency translation adjustments	(1)	(3)	(4)
Charge against statement of income	9	81	90
Provisions utilized	(10)	(15)	(25)
Disposal of subsidiary undertaking	(5)	(5)	(10)

At December 31, 2003	11	100	111

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

37. SUBORDINATED LIABILITIES

	December 31,
	2003	2002
	(Euro in millions)
Allied Irish Banks, p.l.c.
Undated capital notes	357	389
Dated capital notes	1,276	719

	1,633	1,108
Reserve capital instruments	497	496
Allfirst Financial Inc.
Dated capital notes	—	568

	2,130	2,172

Undated capital notes
US$100 million Floating Rate Notes, Undated	79	95
US$100 million Floating Rate Primary Capital Perpetual Notes, Undated	79	95
€200 million Fixed Rate Perpetual Subordinated Notes	199	199

	357	389

Dated capital notes
Allied Irish Banks, p.l.c.
European Medium Term Note Programme:
US$250 million Floating Rate Notes due January 2010	198	238
€32.2 million 6.7% Fixed Rate Notes due August 2009	32	32
€250 million Floating Rate Notes due January 2010	250	249
€100 million Floating Rate Notes due August 2010	100	100
€200 million Floating Rate Notes due June 2013	200	100
Stg £350 million Fixed Rate Notes due November 2030	496	—

	1,276	719

Allfirst Financial Inc.
US$200 million 7.2% Fixed Rate Subordinated Notes due July 2007	—	190
US$100 million 6.875% Fixed Rate Subordinated Notes due June 2009	—	95
US$150 million Floating Rate Subordinated Capital Income Securities due January 2027	—	141
US$150 million Floating Rate Subordinated Capital Income Securities due February 2027	—	142

	1,276	1,287

The loan capital of the Bank is unsecured and is subordinated in right of payment to the ordinary creditors, including depositors, of the Bank.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

Reserve capital instruments

In February 2001, Reserve capital instruments (RCIs) of €500 million were issued by Allied Irish Banks, p.l.c. at an issue price of 100.069%. The RCIs are perpetual securities and have no maturity date. The RCIs are redeemable in whole but not in part at the option of the Bank and with the agreement of the Irish Financial Services Regulatory Authority (“IFSRA”), (i) upon the occurrence of certain events, or (ii) on or after February 28, 2011, an authorized officer having reported to the Trustees within the previous six months that a solvency condition is met.

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

The Group implemented UITF 33 – “Obligations in Capital Instruments” in the preparation of its accounts for the year ended December 31, 2002 and comparative figures were restated. Under UITF 33, the €500 million RCIs are treated as a subordinated liability rather than stockholders’ funds. The related interest cost is included within interest expense whereas previously the amount was included in “Dividends on non-equity shares”. The effect on 2001 was to reduce net interest income and income before taxes and exceptional items by €35 million. Dividends on non-equity shares reduced by €35 million and the impact on net income applicable to ordinary stockholders was neutral.

Undated loan capital

The US$ Undated Floating Rate Loan Capital Notes have no final maturity but may be redeemed at par at the option of the Bank, with the prior approval of the IFSRA. Interest is payable semi-annually on the US$100 million Undated Floating Rate Notes and the weighted average interest rate applicable for the year ended December 31, 2003 was 1.5%. Interest is payable quarterly on the US$100 million Floating Rate Primary Capital Perpetual Notes and the weighted average interest rate applicable for the year ended December 31, 2003 was 1.8%. The €200 million Fixed Rate Perpetual Subordinated Notes, with interest payable annually, have no final maturity but may be redeemed at the option of the Bank, with the prior approval of the IFSRA, on each coupon payment date on or after August 3, 2009.

Dated loan capital

The European medium term note programme is subordinated in right of payment to the ordinary creditors, including depositors, of the Bank. The US$250 million Floating Rate Notes, with interest payable quarterly, may be redeemed, in whole but not in part, on any interest payment date falling in or after January 2005. The €32.2 million Fixed Rate Notes, with interest payable annually, may be redeemed, in whole but not in part, on August 20, 2004. The € 250 million Floating Rate Notes, with interest payable quarterly, may be redeemed, in whole but not in part, in or after January 2005. The €100 million Floating Rate Notes, with interest payable quarterly, may be redeemed, in whole but not in part, on the interest payment date falling in August 2005. In June 2003, an additional €100 million Floating Rate Notes due in June 2013 were issued. The €200 million Floating Rate Notes, with interest payable quarterly, may be redeemed, in whole but not in part, on June 12, 2008 and on each interest payment date thereafter. In November 2003, Stg£350 million Fixed Rate Notes due in November 2030 were issued. The Stg£350 million Fixed Rate Notes, with interest payable annually in arrears on November 26 in each year, may be redeemed, in whole but not in part, on November 26, 2025 and on each interest payment date thereafter. In all cases, redemption prior to maturity is subject to the necessary prior approval of the IFSRA.

The subordinated floating rate notes pay a rate of interest related to the London Inter - Bank Offered Rate (LIBOR) or the European Inter - Bank Offered Rate (EURIBOR) of the currency of denomination, as appropriate.

There is no exchange exposure as the proceeds of these notes are retained in their respective currencies.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

The maturity profile of the dated capital notes outstanding at December 31, 2003 is as follows:

Maturity during the year ended December 31,	(Euro in millions)
2004	—
2005	—
2006	—
2007	—
2008	—

—
Thereafter	1,276

1,276

38. EQUITY AND NON-EQUITY MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES

	December 31,
	2003	2002
	(Euro in millions)
Equity interest in subsidiaries	158	181
Non-equity interest in subsidiaries:
Allfirst Financial Inc.:
Floating rate non-cumulative subordinated capital trust enhanced securities (1)	—	93

	—	93

	158	274

(1)	Allfirst issued 100,000 floating rate non-cumulative subordinated capital trust enhanced securities through a subsidiary on July 13, 1999. The distribution rate on the securities is three month LIBOR plus 1.5% of the stated liquidation amount of US$1,000 per security, reset quarterly. On April 1, 2003, Allfirst was acquired by M&T Bank Corporation and AIB received a stake of approximately 22.5% in the enlarged M&T (note 1).

39. SHARE CAPITAL

	December 31,
	2003	2002
	(Euro in millions except share amounts)
Ordinary shares of €0.32 each
Number of shares authorized (millions)	1,160.0	1,160.0

Number of shares issued (millions)	907.6	897.4

Issued and fully paid	290	287

Non-cumulative preference shares of € 1.27 each
Number of shares authorized (millions)	200.0	200.0

Number of shares issued (millions)	—	—

Non-cumulative preference shares of US$25 each
Number of shares authorized (millions)	20.0	20.0

Number of shares issued (millions)	0.25	0.25

Issued and fully paid	5	6

Non-cumulative preference shares of Stg£1 each
Number of shares authorized (millions)	200.0	200.0

Number of shares issued (millions)	—	—

Non-cumulative preference shares of Yen 175 each
Number of shares authorized (millions)	200.0	200.0

Number of shares issued (millions)	—	—

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

During the year ended December 31, 2003 the number of ordinary shares was increased from 897,446,519 to 907,621,316 as follows:

(a)	under the dividend reinvestment plan, 5,693,140 shares were allotted to stockholders, at €11.80 per share, in respect of the final dividend for the year ended December 31, 2002, and 3,299,657 shares were allotted to stockholders, at €12.27 per share, in respect of the interim dividend for the year ended December 31, 2003. These allotments were made in lieu of dividends amounting to €107.7 million;

(b)	by the issue of 946,000 shares to participants in the Company’s share option plan at prices of €4.19, €5.80, €6.25, €7.61, €10.02 and €11.90 per share; the consideration received for these shares was €5.5 million;

(c)	by the issue of 236,000 shares to holders of Dauphin Deposit Corporation Inc. (“Dauphin”, subsequently renamed “Allfirst Financial Inc.”) stock options, which were converted, on the acquisition of Dauphin, into options to purchase AIB American Depositary Shares. The consideration received for these shares was €1.7 million.

During the year ended December 31, 2002 the number of ordinary shares was increased from 886,690,015 to 897,446,519 as follows:

(i)	under the dividend reinvestment plan, 4,552,960 shares were allotted to stockholders, at €12.99 per share, in respect of the second interim dividend for the year ended December 31, 2001, and 1,293,867 shares were allotted to stockholders, at €13.12 per share, in respect of the interim dividend for the year ended December 31, 2002. These allotments were made in lieu of dividends amounting to €76.12 million;

(ii)	by the issue of 1,358,433 shares to the trustees of the employees’ profit sharing plans at €12.41 per share; the consideration received for these shares was €16.86 million;

(iii)	by the issue of 3,156,500 shares to participants in the executive share option plan at prices of €3.38, €4.19, €5.80, €6.25, €7.61 and €11.90 per share; the consideration received for these shares was €18.6 million;

(iv)	by the issue of 394,744 shares to holders of Dauphin Deposit Corporation (“Dauphin”, subsequently renamed “Allfirst Financial Inc.”) stock options, which were converted, on the acquisition of Dauphin, into options to purchase AIB American Depositary Shares. The consideration received for these shares was €3.34 million.

Share option plan

This plan is detailed in Item 6 - Directors, senior management and employees - “Share ownership” on pages 47 to 49 of this Report.

Dividend reinvestment plan

At the 1999 Annual General Meeting, the directors were given authority for a five year period to offer stockholders the right to elect to receive additional ordinary shares in lieu of cash dividends. The price at which such shares are offered is the average of the middle market quotations of the Bank’s shares on the Irish Stock Exchange for the five business days commencing on the first date on which the shares are quoted “ex-dividend” after the announcement of results.

Allfirst Financial Inc. stock option plan

Under the terms of the Agreement and Plan of Merger between the Company, First Maryland Bancorp (subsequently renamed “Allfirst”) and Dauphin Deposit Corporation (“Dauphin”, subsequently renamed “Allfirst”), approved by stockholders at the 1997 Annual General Meeting, options to purchase Dauphin shares which were outstanding immediately prior to the merger of Allfirst and Dauphin were converted, at the holders’ elections, into either cash or options to purchase a similar number of AIB American Depositary Shares (“converted options”). On April 1, 2003, the merger of Allfirst Financial Inc. (“Allfirst”) with M&T Bank Corporation (“M&T”) was completed, pursuant to the Agreement and Plan of Reorganization dated September 26, 2002 by and among the Company, Allfirst and M&T. Under the terms of that Agreement, converted options outstanding immediately prior to that merger (over some 321,598 ordinary shares) remain in force.

In addition to the issue of shares referred to at (c) above, 46,000 ordinary shares held as Treasury Shares were issued during 2003 to participants in the Allfirst Financial Inc. stock option plan. The consideration received for these shares was €0.1 million.

At December 31, 2003, converted options were outstanding over 136,598 ordinary shares.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

AIB Long Term Incentive Plan

Under the terms of the AIB Long Term Incentive Plan, approved by stockholders at the 2000 Annual General Meeting, conditional grants of awards of ordinary shares have been made in respect of 1,305,200 ordinary shares, in aggregate, to 234 employees. These awards will vest in full in the award-holders only if (a) the growth in the Company’s EPS, as defined in the Rules of the Plan, in any three consecutive years within the five years following the grant is not less than the growth in the CPI plus 5% per annum, compound, over the same three year period; and (b) the growth in the Company’s core EPS, as defined in the Rules of the Plan, over the three year period during which the criterion at (a) is satisfied, is such as to position the Company in the top 20% of the FTSE Eurotop Banks Retail Index. Partial vesting, on a reducing scale, will occur if the growth in the Company’s core EPS positions the Company outside the top 20% of that Index but still within its top 45%, subject to the criterion at (a) being satisfied. Vested shares must be held until normal retirement date, except that award-holders may dispose of shares sufficient to meet the income tax liability arising on vesting.

Non-cumulative preference shares of US$25 each

In 1998, 250,000 non-cumulative preference shares of US$25 each were issued at a price of US$995.16 per share raising US$248.8 million before expenses. The holders of the non-cumulative preference shares are entitled to a non-cumulative preferential dividend, payable quarterly in arrears, at a floating rate equal to 3 month dollar LIBOR plus 0.875% on the liquidation preference amount of US$1,000 per share. The preference shares are redeemable at the option of the Bank, and with the agreement of the Irish Financial Services Regulatory Authority, on or after July 15, 2008 (i) in whole or in part or (ii) prior to that date in certain circumstances in whole, but not in part. In each case, the preference shares will be redeemed at a price equal to US$1,000 per share (consisting of a redemption price of US$995.16 plus a special dividend of US$4.84 per share), plus accrued dividends.

40. TREASURY SHARES

At the 2003 Annual General Meeting, stockholders granted authority for the Company, or any subsidiary, to make market purchases of up to 89 million ordinary shares of the Company, subject to the terms and conditions set out in the relevant resolution. During the year, some 60,798,412 such shares were purchased, and applied as follows:

		December 31, 2003
Treasury shares held, January 1		—
Shares purchased		60,798,412
Shares re-issued under:
AIB Share Option Plans Allfirst Financial Inc. Stock Option Plan (note 39) AIB Approved Employee Profit Sharing Plans (see below)	3,092,500 46,000 2,125,756	5,264,256

Treasury shares held, December 31		55,534,156

Employee Share Plans

These plans are detailed in Item 6 - Directors, Senior Management and employees - “Share Ownership” on page 48 of this Report.

Purchase of ordinary shares

In September 1997, a subsidiary undertaking purchased 5.6 million ordinary shares of €0.32 each of the Company on the open market, at a price of €7.30 per share. The purchase was undertaken at foot of a resolution approved by stockholders at the Annual General Meeting held on May 21, 1997. In accordance with the Companies Act, 1990, the cost of the purchase of these shares, €42 million including related expenses of €0.8 million, has been deducted from distributable reserves. The issued ordinary share capital of the Company continues to include these shares (nominal value €1.8 million). The shares do not rank for dividend as the related dividend entitlements have been waived. The weighted average number of shares in the earnings per share calculation has been reduced to exclude these shares.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

41. OWN SHARES

The Group sponsors Sharesave plans for eligible employees in the UK, the Isle of Man and Channel Islands. The trustees of the plans have borrowed funds from Group companies, interest free, to enable them to purchase Allied Irish Banks, p.l.c. ordinary shares in the open market. These shares are used to satisfy commitments arising under the plans. The trustees receive dividends on the shares which are used to meet the expenses. The cost of providing these shares is charged to the statement of income on a systematic basis over the period that the employees are expected to benefit. At December 31, 2003, 0.3 million shares (2002: 0.3 million) were held by the trustees with a book value of €3 million (2002: €4 million) and a market value of €4 million (2002: €5 million).

In 2001, the AIB Group Employee Share Trust was established to satisfy commitments arising under the AIB Group Long-Term Incentive Plan (LTIP). Funds are provided to the trustees to enable them to purchase Allied Irish Banks, p.l.c. ordinary shares in the open market. The cost of meeting the commitments under the LTIP are charged to the statement of income over the period that the employees are expected to benefit. The trustees have waived their entitlement to dividends. At December 31, 2003, 0.2 million shares (2002: 0.2 million) were held by the trustees with a book value of €2.1 million (2002: €2.1 million) and a market value of €2.5 million (2002: €2.6 million).

Prior to its disposal to M&T Bank corporation (note 1) Allfirst Financial, Inc. sponsored the Allfirst Stock Option Plans, for the benefit of key employees of Allfirst. At December 31, 2002 Allfirst had lent US$178 million to a trust to enable it to purchase AIB ordinary shares in the form of American Depositary Shares in the open market. The shares purchased are used to satisfy options which have been granted to Allfirst employees. Proceeds of option exercises are used to repay the loan to the trust. Under the terms of the trust, the trustees receive dividends on the shares which are used to meet the expenses of the trust. A similar scheme operated for certain eligible employees of our US operations. At December 31, 2003, 1.4 million ordinary shares were held by the trust with a cost of €15 million and a market value of €22 million.

Certain subsidiary companies hold shares in AIB for customer facilitation and in the normal course of business. At December 31, 2003, 4.7 million shares with a book and market value of €60 million (2002: €52 million) were held by subsidiary companies.

The accounting treatment is not intended to affect the legal characterisation of the transaction or to change the situation at law achieved by the parties to it. Thus, the inclusion of the shares as a deduction against ordinary stockholders’ equity on the Group balance sheet does not imply that they have been purchased by the company as a matter of law.

Prior year adjustment

The Group has implemented UITF Abstract 37 “Purchases and sales of own shares” and UITF Abstract 38 “Accounting for Employee Share Ownership Plan Trusts” in its preparation of the accounts for the year ended December 31, 2003. The change in accounting policy arising from the adoption of UITF 37 and UITF 38 has resulted in a prior year adjustment and comparative figures have been restated accordingly. The prior year adjustment to ordinary stockholders’ equity at January 1, 2001 was €225 million.

42. CASH FLOW STATEMENT

	Years ended December 31,
	2003	2002	2001
	(Euro in millions)
(a) Returns on investments and servicing of finance
Interest paid on subordinated liabilities	(84)	(126)	(108)
Dividends paid on non-equity shares	(5)	(8)	(17)
Dividends paid to non-equity minority interests in subsidiaries	(4)	(4)	(6)

Net cash outflow from returns on investments and servicing of finance	(93)	(138)	(131)

	Years ended December 31,
	2003	2002	2001
	(Euro in millions)
(b) Taxation
Tax paid, Republic of Ireland	(128)	(85)	(72)
Foreign tax paid	(145)	(195)	(170)

Net cash outflow from taxation	(273)	(280)	(242)

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	Years ended December 31,
	2003	2002	2001
	(Euro in millions)
(c) Capital expenditure and financial investment
Net (increase)/decrease in debt securities	(1,070)	1,506	904
Net decrease in equity shares	21	10	94
Additions to property and equipment	(118)	(179)	(328)
Disposals of property and equipment	118	42	30

Net cash (outflow)/inflow from capital expenditure	(1,049)	1,379	700

	Years ended December 31,
	2003	2002	2001
	(Euro in millions)
(d) Acquisitions and disposals
Acquisition of Group undertakings	—	(1)	(59)
Investments in associated undertakings	—	(5)	(1)
Disposals of investments in subsidiary undertakings	(1,049)	1	1

Net cash outflow from acquisitions and disposals	(1,049)	(5)	(59)

	Years ended December 31,
	2003	2002	2001
	(Euro in millions)
(e) Financing
Issue of ordinary share capital	36	27	23
Share buyback	(812)	—	—
Redemption of subordinated liabilities	—	(247)	(311)
Issue of subordinated liabilities	603	100	—
Redemption of preference shares	—	(9)	—
Issue of reserve capital instrument	—	—	496

Net cash (outflow)/inflow from financing	(173)	(129)	208

(f) Analysis of changes in cash

AIB Group defines cash for the purposes of the cash flow statements as cash in hand and deposits repayable on demand with any bank or other financial institution.

	Years ended December 31,
	2003	2002	2001
	(Euro in millions)
At beginning of year	2,731	2,652	2,222
Net cash (outflow)/inflow before the effect of currency translation adjustments	(1,351)	362	377
Effect of currency translation adjustments	(338)	(283)	53

At end of year	1,042	2,731	2,652

	Years ended December 31,
	2003	2002	2001
	(Euro in millions)
(g) Analysis of cash
Cash and balances at central banks	838	1,176	1,175
Loans and advances to banks (repayable on demand)	204	1,555	1,477

	1,042	2,731	2,652

The Group is required to maintain balances with the Irish Financial Services Regulatory Authority which, at December 31, 2003, amounted to €863 million (2002: €1,039 million). The Group is also required by law to maintain reserve balances with the Federal Reserve Bank in the United States of America, the Bank of England and with the National Bank of Poland. Such reserve balances amounted to €17 million (2002: €53 million).

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	Share capital(1) Years ended December 31,
	2003	2002	2001
	(Euro in millions)
(h) Analysis of changes in financing(2)
At beginning of year	2,211	2,217	2,165
Effect of currency translation adjustments	(40)	(45)	15
Cash inflow from financing	7	27	23
Other movements	3	13	14
Amortization of issue costs	(1)	(1)	—

At end of year	2,180	2,211	2,217

(1)	Includes share capital and share premium.

(2)	Excludes an amount of €783 million (net of €29 million received for Treasury shares reissued) in respect of the repurchase of 60.8 million ordinary shares in 2003.

AIB believes that future normal cashflows from operating and financing activities, primarily deposit-taking, will be more than adequate to satisfy short-term and long-term future cash requirements, including estimated future capital expenditure requirements.

	Subordinated liabilities Years ended December 31,
	2003	2002	2001
	(Euro in millions)
At beginning of year	2,172	2,516	2,249
Effect of currency translation adjustments	(87)	(199)	80
Cash inflow/(outflow) from financing	603	(147)	185
Disposal of subsidiary	(547)	—	—
Other movements	(12)	—	—
Amortization of issue costs	1	2	2

At end of year	2,130	2,172	2,516

	Non - equity minority interests Years ended December 31,
	2003	2002	2001
	(Euro in millions)
At beginning of year	93	121	114
Effect of currency translation adjustments	(3)	(19)	7
Cash outflow from financing	—	(9)	—
Disposal of subsidiary	(90)	—	—

At end of year	—	93	121

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

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

At December 31, 2003 and 2002, the nominal or contract amounts and the risk weighted credit equivalent of contingent liabilities and commitments were:

	December 31, 2003		December 31, 2002
	Contract amount	Risk weighted amount	Contract amount	Risk weighted amount
	(Euro in millions)
Contingent liabilities
Acceptances and endorsements	12	12	72	61
Guarantees and assets pledged as collateral security:
Guarantees and irrevocable letters of credit Assets pledged as collateral security	4,157 —	4,053 —	5,278 14	4,957 1
	4,157	4,053	5,292	4,958
Other contingent liabilities	722	368	1,027	520

	4,891	4,433	6,391	5,539

Commitments
Sale and option to resell transactions	—	—	2,062	1,230
Other commitments:
Documentary credits and short-term trade-related transactions Forward asset purchases and forward deposits placed Undrawn note issuance and revolving underwriting facilities Undrawn formal standby facilities, credit lines and other commitments to lend: 1 year and over Less than 1 year(1)	126 — 76 8,023 5,707	31 — 29 3,967 —	314 24 33 9,073 8,446	97 5 10 4,387 —
	13,932	4,027	17,890	4,499

	13,932	4,027	19,952	5,729

	18,823	8,460	26,343	11,268

(1)	Undrawn loan commitments which are unconditionally cancellable at any time or which have a maturity of less than one year have a risk weighting of zero.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	December 31, 2003		December 31, 2002
	Contingent liabilities	Commitments	Contingent liabilities	Commitments
	(Euro in millions)
Concentration of exposure
Republic of Ireland	1,685	7,552	1,544	6,556
United States of America	2,549	1,173	4,316	8,743
United Kingdom	632	4,393	483	3,768
Poland	25	814	48	885

	4,891	13,932	6,391	19,952

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

The Financial Services Authority in the UK (“FSA”) is carrying out a review of the split capital trusts sector. Govett Investment Management Ltd (“Govett”) managed four split capital trusts and one highly leveraged investment fund. AIB is cooperating fully with the FSA in its investigation. The FSA review is ongoing, and consequently the Directors are not in a position to forecast the outcome of the investigations, and any resultant regulatory actions. Accordingly the Directors do not consider it appropriate to make any provision in the financial statements.

Except as set out below, AIB Group is not, nor has been, involved in, nor are there, so far as the Company is aware, pending or threatened by or against AIB Group any legal or arbitration proceedings which may have, or have had during the previous twelve months, a significant effect on the financial position of AIB Group.

Class action and purported stockholder derivative action

On March 5, 2002 and on April 24, 2002, separate class action lawsuits under the Securities Exchange Act, 1934 of the United States were filed in the United States District Court for the Southern District of New York against AIB, Allfirst and certain serving and past officers and directors of Allfirst and its subsidiaries, seeking compensatory damages, legal fees and other costs and expenses relating to alleged misrepresentations in filings of AIB and Allfirst. On May 3, 2002, a motion to consolidate both cases and to appoint a lead plaintiff was filed with the Court. The defendants have not yet been called upon to respond to the complaint but, when so called upon, AIB intends to vigorously defend the action. It is not practicable to predict the outcome of the action against AIB and Allfirst and any financial impact on AIB, but on the basis of current information, the directors do not believe that the action is likely to have a materially adverse effect on AIB.

On May 13, 2002, a purported stockholder derivative action was filed in the Circuit Court for Baltimore City, Maryland. A holder of AIB American Depositary Shares purports to sue certain present and former directors and officers of Allfirst Bank on behalf of AIB, alleging those persons are liable for the foreign exchange trading losses. No relief is sought in the purported derivative action against AIB, Allfirst or Allfirst Bank. On December 30, 2002, the court dismissed the action. On January 10, 2003, the plaintiffs filed a motion seeking to have the Court amend or revise the judgement, or to be granted leave to file an amended complaint. This was dismissed on March 3, 2003. The plaintiffs filed a second such motion on March 17, 2003. The court dismissed this on April 4, 2003. On June 20, 2003, the plaintiffs’ petition to bypass the Maryland Court of Special Appeals and appeal directly to the Maryland Court of Appeals was denied by the Court of Appeals. The plaintiffs’ appeal to the Maryland Court of Special Appeals was argued on January 12, 2004 and a decision on this appeal remains pending.

Certain of the individual defendants in these actions have asserted or may possibly assert, claims for indemnification against AIB and/or Allfirst, which, if made against Allfirst following completion of the M&T transaction, might be subject to the indemnification obligations of AIB as part of the agreement with M&T. In the nature of any such claims, it is not possible to quantify the amount which might be asserted in any such claim.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

44. DERIVATIVES

The Group’s objectives, policies and strategies in managing the risks that arise in connection with the use of financial instruments, including derivative financial instruments, are set out in pages 59 to 66.

The Group uses derivatives to service customer requirements, to manage the Group’s interest rate, exchange rate and equity exposures and for trading purposes. Derivative instruments are contractual agreements whose value is derived from price movements in underlying assets, interest rates, foreign exchange rates or indices.

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

While notional principal amounts are used to express the volume of derivative transactions, the amounts subject to credit risk are much lower because derivative contracts typically involve payments based on the net differences between specified prices or rates. Credit risk arises to the extent that the default of a counterparty to the derivative transaction exposes the Group to the need to replace existing contracts at prices that are less favourable than when the contract was entered into. The potential loss to the Group is known as the gross replacement cost. For risk management purposes, consideration is taken of the fact that not all counterparties to derivative positions are expected to default at the point where the Group is most exposed to them.

Credit risk in derivatives contracts is the risk that the Group’s counterparty in the contract defaults prior to maturity at a time when the Group has a claim on the counterparty under the contract. The Group would then have to replace the contract at the current market rate, which may result in a loss.

The following tables present the notional principal amount and the gross replacement cost of interest rate, exchange rate and equity contracts at December 31, 2003 and 2002.

	December 31, 2003		December 31, 2002
	Notional amount	Gross replacement cost	Notional amount	Gross replacement cost
	(Euro in millions)
Interest rate contracts(1)
Trading	72,736	736	75,558	1,223
Non-trading	27,045	294	34,971	690

	99,781	1,030	110,529	1,913

Exchange rate contracts(1)
Trading	14,753	464	18,468	457
Non-trading	812	37	2,578	89

	15,565	501	21,046	546

Equity contracts(1)
Trading	2,445	73	2,037	27
Non-trading	—	—	—	—

	2,445	73	2,037	27

(1)	Interest rate, exchange rate and equity contracts are entered into for both hedging and trading purposes.

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

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

The following table analyzes the notional amount and gross replacement cost of interest rate, exchange rate and equity contracts by maturity.

	Residual maturity
	< 1 year	1 < 5 years	5 years +	Total
	(Euro in millions)
2003
Notional amount	64,991	41,287	11,513	117,791
Gross replacement cost	694	655	255	1,604
2002
Notional amount	78,231	46,663	8,718	133,612
Gross replacement cost	990	1,094	402	2,486

Of the gross replacement cost €1,416 million (2002: €2,208 million) related to financial institutions and €188 million (2002: €278 million) related to non-financial institutions.

AIB Group has the following concentration of exposures in respect of notional amount and gross replacement cost of all interest rate, exchange rate and equity contracts. The concentrations are based primarily on the location of the office recording the transaction.

	December 31, 2003		December 31, 2002
	Notional amount	Gross replacement cost	Notional amount	Gross replacement cost
	(Euro in millions)
Republic of Ireland	86,861	1,164	63,723	1,315
Unites States of America	3,400	66	8,470	232
United Kingdom	23,394	365	56,541	922
Poland	4,136	9	4,878	17

	117,791	1,604	133,612	2,486

Trading activities

AIB Group maintains trading positions in a variety of financial instruments including derivatives. These financial instruments include interest rate, foreign exchange and equity futures, interest rate swaps, interest rate caps and floors, forward rate agreements, and interest rate foreign exchange and equity index options. Most of these positions arise as a result of activity generated by corporate customers while others represent trading decisions of the Group’s derivative and foreign exchange traders with a view to generating incremental income. The managers and traders involved in financial derivatives have the technical expertise to trade these products and the active involvement of the traders in these markets allows the Group to offer competitive pricing to customers.

All trading activity is conducted within risk limits approved by the Board. Systems are in place which measure risks and profitability associated with derivative trading positions as market movements occur. Independent risk control units monitor these risks.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

Nature and terms of trading instruments

The following table presents the notional amounts and fair values of the classes of derivative trading instruments at December 31, 2003 and 2002.

	Notional amounts(1)		Fair values
			At December 31,		Average
	2003	2002	2003	2002	2003	2002
	(Euro in millions)
Interest rate contracts:
Interest rate swaps	58,742	65,613			(566)	125
In a receivable position			733	1,199
In a payable position			(627)	(1,065)
Interest rate caps, floors and options	2,650	4,187			—	2
Held			9	15
Written			(9)	(12)
Forward rate agreements	6,920	3,805			(1)	1
In a favorable position			3	7
In an unfavorable position			(5)	(6)
Financial futures	4,424	1,926			—	—
In a favorable position			—	1
In an unfavorable position			(2)	(4)
Other interest rate derivatives	—	27	—	—	—	—
Foreign exchange contracts:
Currency options	1,246	1,231	4	7	2	(41)
Forward FX contracts	13,507	17,237	52	55	57	32
Equity derivatives	2,445	2,037	38	—	—	(2)

(1)	The notional amounts shown for the contracts represent the underlying amounts that the instruments are based upon and do not represent the amounts exchanged by the parties to the instruments. In addition, these amounts do not measure the Group’s exposure to credit or market risks.

Details of debt securities held for trading purposes are outlined in note 25 to the financial statements.

The Group’s credit exposure at December 31, 2003 and 2002 from derivatives held for trading purposes is represented by the fair value of instruments with a positive fair value. The risk that counterparties to derivative contracts might default on their obligations is monitored on an ongoing basis and the level of credit risk is minimized by dealing with counterparties of good credit standing. All trading instruments are subject to market risk. As the traded instruments are recognized at market value, these changes directly affect reported income for the period. Exposure to market risk is managed in accordance with risk limits approved by the Board through buying or selling instruments or entering into offsetting positions.

The Group undertakes trading activities in interest rate contracts with the Group being a party to interest rate swap, forward, futures, option, cap and floor contracts. The Group’s largest activity is in interest rate swaps. The two parties to an interest rate swap agree to exchange, at agreed intervals, payment streams calculated on a specified notional principal amount. Forward rate agreements are also used by the Group in its trading activities. Forward rate agreements settle in cash at a specified future date based on the difference between agreed market rates applied to a notional principal amount. Most of these contracts have maturity terms up to one year.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

Net trading income

The following table summarizes the Group’s dealing profits by category of instrument.

	Years ended December 31,
	2003	2002 Restated	2001
	(Euro in millions)
Foreign currency contracts	92	78	75
Profits less losses from securities held for trading purposes	23	7	2
Interest rate contracts	16	(11)	15
Equity index contracts	4	—

	135	74	92
Exceptional foreign exchange dealing losses	—	(18)	(417)

Total(1)	135	56	(325)

(1)	Included as the caption of dealing profits in the Consolidated Statement of Income.

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

To achieve its risk management objective, the Group uses a combination of derivative financial instruments, particularly interest rate swaps, futures and options, as well as other contracts. The tables on the following pages present the notional and fair value amounts, weighted average maturity and weighted average receive and pay rates for instruments held for risk management purposes entered into by the Group at December 31, 2003 and 2002.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	Notional amount		Weighted average maturity in years		Weighted average rate				Estimated fair value
					Receive		Pay
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
	(Euro in millions)				%	%	%	%	(Euro in millions)
Interest rate swaps:
Receive fixed
1 year or less	13,276	7,414	0.43	0.42	2.72	4.10			54	95
1 - 5 years	3,255	4,919	2.66	2.75	4.49	5.11			112	279
5 years or more	1,984	1,861	10.90	7.27	5.82	6.04			108	174

	18,515	14,194	1.95	2.12	3.36	4.70	2.15	2.73	274	548

Pay fixed
1 year or less	2,156	4,821	0.46	0.43			3.77	4.39	(41)	(81)
1 - 5 years	3,603	5,412	2.55	2.97			4.19	4.84	(169)	(306)
5 years or more	1,547	1,603	9.88	10.01			5.03	5.53	(102)	(168)

	7,306	11,836	3.49	2.89	2.46	2.58	4.24	4.75	(312)	(555)

Pay/receive floating
1 year or less	—	132	—	0.76	—	1.93			—	—
1 - 5 years	10	10	2.75	3.75	3.68	3.68			—	—
5 years or more	15	15	7.33	8.33	4.43	4.43			—	—

	25	157	5.50	1.67	4.13	2.28	4.21	2.03	—	—

Forward rate agreements:
Loans
1 year or less	—	239	—	0.38		3.92			—	2

	—	239	—	0.38		3.92			—	2

Deposits
1 year or less	—	950	—	0.40			—	5.11	—	(8)

	—	950	—	0.40			—	5.11	—	(8)

Interest rate options:
Purchased
1 year or less	—	934	—	0.58	—	4.25			—	10
1 - 5 years	—	117	—	2.78	—	3.93			—	1
5 years or more	—	25	—	7.12	—	3.40			—	2

	—	1,076	—	0.97	—	4.19			—	13

Written
1 year or less	—	405	—	0.67	—	2.72			—	(10)
1 - 5 years	—	114	—	2.11	—	4.09			—	(1)

	—	519	—	0.98	—	3.02			—	(11)

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	Notional amount		Weighted average maturity in years		Weighted average rate				Estimated fair value
					Receive		Pay
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
	(Euro in millions)				%	%	%	%	(Euro in millions)
Financial futures:
1 year or less	944	4,552	0.58	0.49	3.00	2.08	2.83	3.84	—	(7)
5 years or more	83	970	1.72	1.52	—	3.31	3.44	4.67	—	—

	1,027	5,522	0.67	0.67	2.76	2.29	2.88	3.99	—	(7)

Other interest rate derivatives:
1 year or less	68	109	0.20	0.40	3.30	5.11	2.80	5.72	(3)	2
1 - 5 years	79	291	3.14	2.22	5.42	4.29	6.94	4.69	(3)	(5)
5 years or more	25	78	6.17	6.27	3.37	7.48	—	7.27	2	(3)

	172	478	2.42	2.47	4.28	5.00	4.34	5.35	(4)	(6)

The carrying value of the interest rate derivative financial instruments held for risk management purposes was €2 million (2002: €15 million).

Reconciliation of movements in notional amounts of interest rate instruments held for risk management purposes

	Interest rate swaps	FRA Deposits	FRA Loans
	(Euro in millions)
At December 31, 2001	55,525	3,547	1,582
Additions	28,962	2,012	3,574
Maturities/amortizations	(31,720)	(4,391)	(4,816)
Cancellations	(1,243)	—	—
Transfer to trading derivatives	(23,411)	(94)	(52)
Exchange adjustments	(1,926)	(124)	(49)

At December 31, 2002	26,187	950	239
Additions	34,894	—	—
Maturities/amortizations	(29,826)	(910)	(192)
Cancellations	(4,050)	—	—
Transfer to trading derivatives	(395)	—	(43)
Exchange adjustments	(964)	(40)	(4)

At December 31, 2003	25,846	—	—

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

Non-trading derivative deferred balances

Set out hereunder are deferred balances relating to settled transactions. These balances will be released to the statement of income in the same periods as the income and expense flows from the underlying transactions. At December 31, 2003 the Group had deferred income of €8 million (2002: €35 million) and deferred expense of €20 million (2002: €62 million) relating to non-trading derivatives. €3 million (2002: €18 million) of deferred income and €10 million (2002: €41 million) of deferred expense is expected to be released to the statement of income in 2004. During the year ended December 31, 2003, net deferred expense in relation to previous years of €23 million was released to the statement of income.

	2004	2005	2006	2007	2008	After 2008	Total
	(Euro in thousands)
Interest rate swaps
Deferred income	1,335	727	725	611	136	—	3,534
Deferred expense	(193)	(301)	(149)	(202)	(124)	(122)	(1,091)
Forward rate agreements
Deferred income	542	—	—	—	—	—	542
Deferred expense	(546)	—	—	—	—	—	(546)
Interest rate options
Deferred income	—	—	—	—	—	—	—
Deferred expense	(293)	(173)	(129)	(40)	(40)	(44)	(719)
Financial futures
Deferred income	1,292	565	502	488	488	543	3,878
Deferred expense	(8,546)	(2,622)	(2,297)	(1,597)	(1,220)	(909)	(17,191)
Currency options
Deferred income	—	—	—	—	—	—	—
Deferred expense	(129)	—	—	—	—	—	(129)

	(6,538)	(1,804)	(1,348)	(740)	(760)	(532)	(11,722)

The above deferred balances have related unrealized gains or losses on transactions which are on balance sheet. The matching of the income and expense flows from the related transactions will be effected through the deferral process. At December 31, 2003 the Group had net deferred expense of €3 million (2002: €4 million) relating to debt securities held for hedging purposes. Deferred expense of €4 million (2002: deferred expense €1 million) relating to these debt securities is expected to be released to the statement of income in 2004. During the year ended December 31, 2003, deferred expense in relation to previous years of €1 million was released to the statement of income.

Unrecognized gains and losses on derivatives hedges

Gains and losses on instruments used for hedging are recognized in line with the underlying items which are being hedged. The unrecognized net loss on instruments used for hedging as at December 31, 2003 was €44 million (2002: €22 million).

The net gain expected to be recognized in 2004 is €12 million (2002: €16 million) and thereafter a net loss of €56 million (2002: net loss of €38 million) is expected.

The net gain recognized in 2003 in respect of previous years was €16 million (2002: €20 million) and the net loss arising in 2003 which was not recognized in 2003 was €5 million (2002: €27 million).

The disclosure of the fair value of financial instruments as required by FRS 13 is provided in note 51 on pages 163 to 165.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

45. COMMITMENTS

Capital expenditure

Estimated outstanding commitments for capital expenditure not provided for in the accounts amounted to €73 million (2002: €49 million). Capital expenditure authorized, but not yet contracted for, amounted to €51 million (2002: €90 million).

Operating lease rentals

The Group occupies various properties under lease arrangements, virtually all of which are operating leases. Rental expense in respect of property and equipment held under non-cancelable operating leases is outlined in note 11(a) to the financial statements.

At December 31, 2003 the Group had annual commitments under non-cancelable operating leases as set out below.

	1 year or less	After 1 year through 2 years	After 2 years through 3 years	After 3 years through 4 years	After 4 years through 5 years	After 5 years	Total
	(Euro in millions)
Property	1	2	3	1	1	29	37
Equipment	—	—	1	—	—	—	1

	1	2	4	1	1	29	38

The operating lease rentals in respect of property are subject to rent reviews.

Obligations under finance leases

At December 31, 2003 and 2002 the Group had total commitments under finance leases amounting to €1 million, and €1 million respectively.

46. REPORT ON DIRECTORS’ REMUNERATION AND INTERESTS

Information relating to Directors’ remuneration and interests is included in Items 6 and 7 of this Report.

47. CURRENCY INFORMATION

	Assets		Liabilities
	2003	2002 Restated	2003	2002 Restated
	(Euro in millions)		(Euro in millions)
Euro	46,770	38,252	46,534	38,643
Other	34,190	47,569	34,426	47,178

	80,960	85,821	80,960	85,821

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

48. REPORTING CURRENCY AND EXCHANGE RATES

The currency used in these accounts is the euro which is denoted by ‘EUR’ or the symbol €. The euro was introduced on January 1, 1999. Ireland joined the European Single Currency at the fixed translation rate of EUR 1=IR £0.787564. Each euro is made up of one hundred cent, denoted by the symbol ‘c’ in these accounts.

The exchange rates used in the preparation of the Consolidated Financial Statements for the years ended December 31, 2003, 2002 and 2001 were as follows:

	December 31,
	2003	2002	2001
€ /US$
Closing	1.2630	1.0487	0.8813
Average	1.1346	0.9458	0.8947
€ /STG£
Closing	0.7048	0.6505	0.6085
Average	0.6901	0.6282	0.6198
€ /PLN
Closing	4.7019	4.0210	3.4953
Average	4.4157	3.8473	3.6573

49. CAPITAL ADEQUACY INFORMATION

	December 31,
	2003	2002
	(Euro in millions)
Risk weighted assets
Banking book:
On balance sheet	48,831	53,961
Off-balance sheet	8,602	11,521

	57,433	65,482

Trading book:
Market risks	4,566	3,099
Counterparty and settlement risks	616	658

	5,182	3,757

Total risk weighted assets	62,615	69,239

Capital
Tier 1	4,430	4,806
Tier 2	2,439	2,522

	6,869	7,328
Supervisory deductions	389	341

Total Capital	6,480	6,987

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

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

In preparing its US GAAP information, the Group has applied SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities”.

Under US GAAP, debt securities held to maturity are recorded at amortized cost. Because AIB periodically sells and buys long-term debt securities in response to identified market conditions, including fluctuations in interest rates, debt securities classified as financial fixed assets in the Group balance sheet in the amount of €12,445 million at December 31, 2003 would be classified for US GAAP purposes as “available-for-sale”. At December 31, 2003, the market value of such securities was €12,625 million. The excess of market value over amortized cost of the debt securities of €180 million gave rise to an after tax reconciling item of €158 million positive in the consolidated ordinary stockholders’ equity for US GAAP purposes.

Under US GAAP, at December 31, 2002 debt securities in the amount of €13,446 million would be classified as “available-for-sale”. At December 31, 2002, the market value of such securities was €13,690 million. The excess of market value over amortized cost of the debt securities of €244 million gave rise to an after tax reconciling item of €199 million positive in the consolidated ordinary stockholders’ equity for US GAAP purposes.

Under US GAAP, at December 31, 2001, debt securities in the amount of €16,299 million would be classified as “available-for-sale”. At December 31, 2001 the market value of such securities was €16,468 million. The excess of market value over amortized cost of the debt securities of €169 million, gave rise to an after tax reconciling item of €125 million positive in the consolidated ordinary stockholders’ equity for US GAAP purposes.

The following table sets forth the amortized cost and market value of the available-for-sale investment portfolio owned by the Group at December 31, 2003 and 2002.

	Available-for-sale investment portfolio
	December 31, 2003		December 31, 2002
	Amortized cost	Market value(1)	Amortized cost	Market value(1)
	(Euro in millions)
Irish Government	815	835	855	892
Other European Government	4,208	4,295	3,526	3,657
US Treasury & US Government agencies	—	—	1,863	1,887
Mortgage-backed obligations of federal agencies	—	—	7	7
Collateralized mortgage obligations(2)	789	795	921	924
US State & Municipal bonds	—	—	85	89
Other asset backed securities	432	440	469	466
Other securities	6,201	6,260	5,720	5,768

Total	12,445	12,625	13,446	13,690

(1)	Under US GAAP debt securities classified as available-for-sale are marked to market.

(2)	At December 31, 2003, €580 million of CMO’s, were issues of the Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association or the Government National Mortgage Association (2002: €649 million; 2001: €1,241 million).

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

The following table shows the maturity distribution of the available-for-sale investment portfolio of the Group at December 31, 2003 based upon amortized cost.

	Maturity distribution of available-for-sale investment portfolio December 31, 2003
	Maturing
	In one year or less	After one year through 5 years	After five years through 10 years	After 10 years	Total
	(Euro in millions)
Irish Government	32	305	292	186	815
Other European Government	924	2,628	588	68	4,208
Collateralized mortgage obligations(1)	—	123	238	428	789
Other asset backed securities	163	232	37	—	432
Other securities	1,317	3,723	1,057	104	6,201

Total	2,436	7,011	2,212	786	12,445

(1)	The maturity distribution is based upon long-term cash flow estimates for each security type and coupon rate.

The following table shows the book value, as reported under Irish GAAP, of AIB Group’s total debt securities portfolio at December 31, 2003, 2002 and 2001.

	December 31,
	2003	2002	2001
	(Euro in millions)
Irish Government	1,032	966	1,176
Other European Government	4,458	4,419	3,962
US Treasury and US Government agencies	—	1,863	175
Mortgage - backed obligations of federal agencies	—	7	2,253
Collateralized mortgage obligations(1)	874	2,655	3,497
US State & Municipal bonds	—	108	634
Other asset backed securities	460	494	132
Other securities(2)	11,303	7,692	8,253

Total	18,127	18,204	20,082

(1)	At December 31, 2003, €665 million of CMO’s were issues of the Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association or the Government National Mortgage Association (2002: €722 million; 2001: €1,241 million).

(2)	Other securities included certificates of deposit issued by financial institutions totalling €589 million at December 31, 2003 (2002: €169 million; 2001: €565 million), and quoted securities comprising Eurobonds issued by banks and large corporations totalling €7,734 million at December 31, 2003 (2002: €6,388 million; 2001: €6,686 million).

The market value of AIB Group’s Irish Government securities at December 31, 2003 was €1,052 million (2002: €995 million; 2001: €1,160 million).

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

The following table categorizes AIB Group’s available-for-sale investment portfolio (excluding €5,682 million of trading securities) by maturity and weighted average yield at December 31, 2003.

	December 31, 2003
	Within 1 year		After 1 but within 5 years		After 5 but within 10 years		After 10 years
	Euros	Yield %	Euros	Yield %	Euros	Yield %	Euros	Yield %
	(Euro in millions)
Irish Government	32	6.2	305	4.5	292	4.4	186	4.6
Other European Government	924	4.1	2,628	5.2	588	5.0	68	5.5
Collateralized mortgage obligations	—	—	123	5.0	238	4.7	428	1.5
Other asset backed securities	163	2.4	232	3.3	37	5.2	—	—
Other securities	1,317	5.3	3,723	3.5	1,057	2.9	104	5.6

Total book value	2,436	5.3	7,011	4.2	2,212	3.4	786	2.7

Total market value	2,444		7,133		2,254		794

The weighted average yield for each range of maturities is calculated by dividing the annual interest prevailing at the balance sheet date by the book value of securities held at that date.

Investment securities sales

In the available-for-sale portfolio, proceeds from sales of debt securities during the years ended December 31, 2003, 2002 and 2001 amounted to €8 billion, €8 billion and €5 billion, respectively. Gross realized gains and losses arising on the sale of these debt securities were as follows:

	Years ended December 31,
	2003	2002	2001
	(Euro in millions)
Gross realized gains	40	112	33
Gross realized losses	(4)	(6)	(15)

	36	106	18

There were no investment securities classified as held-to-maturity during the years ended December 31, 2003, 2002 and 2001. The cost of securities sold by the Group is determined using both the portfolio method of average cost and the specific identification method.

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

In preparing its US GAAP information, the Group has applied SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities”.

Under US GAAP, at December 31, 2003 equity securities classified as financial fixed assets in the Group balance sheet in the amount of €116 million would be classified as “available-for-sale” and would be marked to market under SFAS 115. At December 31, 2003 the market value of these securities was €130 million. The excess of book amount of these securities over market value was €14 million giving rise to an after tax reconciling item of €12 million positive in the consolidated ordinary stockholders’ equity for US GAAP purposes. Gross unrealized gains were €16 million and gross unrealized losses were €2 million at December 31, 2003.

Under US GAAP, at December 31, 2002 equity securities classified as financial fixed assets in the Group balance sheet in the amount of €188 million would be classified as “available-for-sale”. At December 31, 2002 the market value of these securities was €203 million. The excess of book amount of these securities over market value was €15 million giving rise to an after tax reconciling item of €13 million positive in the consolidated ordinary stockholders’ equity for US GAAP purposes. Gross unrealized gains were €18 million and gross unrealized losses were €3 million at December 31, 2002.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

Under US GAAP, at December 31, 2001 equity securities classified as financial fixed assets in the Group balance sheet in the amount of €283 million would be classified as “available-for-sale”. At December 31, 2001, the market value of these securities was €283 million. There was no adjustment to the consolidated ordinary stockholders’ equity for US GAAP purposes as the book amount equaled the market value of these securities. Gross unrealized gains were €35 million and gross unrealized losses were €35 million at December 31, 2001.

Equity securities sales

In the “available-for-sale” portfolio, proceeds from sales of equity securities during the years ended December 31, 2003, 2002 and 2001 amounted to €47 million, €118 million and €182 million, respectively. Gross realized gains and losses arising on the sale of these equity securities were as follows:

	Years ended December 31,
	2003	2002	2001(1)
	(Euro in millions)
Gross realized gains	13	13	110
Gross realized losses	(10)	(2)	(19)

	3	11	91

(1)	The gross realized gains in 2001 include an amount of €93 million in relation to the sale of KCH (see note 15).

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

Under Irish GAAP, where positions established with external counterparties offset the net risk, hedge accounting is to be applied to internal derivative trades. The accounting policy for derivatives under Irish GAAP is described more fully on page 84.

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

FAS 133 - Derivatives and hedging activities

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

Under US GAAP, all derivatives are recognized as either assets or liabilities in the statement of financial position and measured at fair value. The recognition of the changes in the fair value of a derivative depends upon its intended use. Derivatives that do not qualify for hedging treatment must be adjusted to fair value through earnings. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment (a “fair value” hedge), (b) a hedge of the exposure to variable cash flows of a forecasted transaction (a “cash flow hedge”), or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign currency denominated forecasted transaction. The accounting for changes in the fair value of a derivative depends on the intended use of the derivatives and the resulting designations. Under US GAAP, derivative trades entered into by the Group are adjusted to fair value through earnings.

In adopting Statement of Financial Accounting Standard No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”) in its US GAAP reconciliation from January 1, 2001, AIB Group designated its derivative instruments anew for US reporting purposes on that date. The transition adjustment arising from this action was reflected in net income and other comprehensive income.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

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

Under US GAAP, the liability method is also used but deferred tax assets and liabilities are calculated for all temporary differences. A valuation allowance is raised against a deferred tax asset where it is more likely than not that some portion of the deferred tax asset will not be realized.

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

Long-term assurance policies

Under Irish GAAP, the stockholders’ interest in the long-term assurance business represents a valuation of the investment in policies in force together with the net tangible assets of the business. Holdings of shares in Allied Irish Banks, p.l.c., previously recorded within long-term assurance assets/liabilities attributable to policyholders, are now deducted in arriving at ordinary stockholders’ equity.

Under US GAAP, premiums are recognized as revenue when due from policyholders. The costs of claims are recognized when insured events occur. For traditional business, the present value of estimated future policy benefits is accrued when premium revenue is recognized. Acquisition costs are capitalized and charged as an expense in proportion to premium revenue recognized. For unit-linked business, acquisition costs are amortized over the life of the contracts at a constant rate based on the present value of estimated gross profits. Initial income in respect of future services is not earned in the period assessed but recognized as income over the same amortization period and using the same amortization schedule as for acquisition costs. Holdings of shares in Allied Irish Banks, p.l.c., are netted off against ordinary stockholders’ equity.

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

Under US GAAP, acceptances outstanding are presented as a liability, with an equal amount presented as an asset, ”customers’ acceptance liability”.

Internal use computer software

Under Irish GAAP, certain specific costs incurred in respect of software for internal use can be capitalized and amortized. All other costs are expensed.

Under US GAAP, a similar treatment applies, however there are additional specific costs that are capitalized which would be expensed under Irish GAAP. These costs are being depreciated on a straight line basis over five years.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

Special purpose vehicles/variable interest entities

Under Irish GAAP, special purpose vehicles are consolidated as quasi-subsidiaries where risks and rewards from operations are similar to those which would be obtained for subsidiaries. In addition, linked presentation is adopted where assets have been securitized and the Group’s exposure is limited to the net amount recognized as an asset in the balance sheet (see note 24).

Under US GAAP, variable interest entities (“VIEs”) are consolidated by their primary beneficiary. A company is deemed to be a primary beneficiary where it is subject to a majority of the risk of loss from the VIE’s activities or entitled to receive a majority of the VIE’s residual returns, or both. US GAAP also requires additional disclosures by primary beneficiaries and other significant variable interest holders.

The Group is the primary beneficiary of a securitization and as such has consolidated it for the purposes of US GAAP. The securitization is essentially a promissory note put in place in 1999 to remove the catastrophic risk related to the Group’s “AAA” Asset Backed Portfolio. The value of the securitization at December 31, 2003 is €203 million. The total value of the portfolio supported by the securitization at December 31, 2003 is US$722 million. The creditors of this VIE have no recourse to the Group over the limit of €203 million entered into by the Group.

The Group has a significant variable interest in four collateralized debt obligations (“CDOs”) set up since 2001, three of which invest in European sub investment grade leveraged finance assets and one in US High Yield Bonds. The cumulative size of these CDOs at December 31, 2003 is €1,367 million. The Group’s investment and maximum exposure totals €47 million. There is no recourse to the Group by third parties in relation to these CDOs.

Accounting for Investment in M&T Bank

Under Irish GAAP, the Group’s share of the assets and liabilities of M&T as at April 1, 2003 have been recorded at fair value in accordance with the accounting policies of the Group. In addition, the Group’s share of income of M&T reflect the Irish GAAP accounting rules applied by the Group.

Under US GAAP, certain accounting policies used in relation to both the investment in M&T and the Group’s share of income of M&T are different when compared to Irish GAAP.

Goodwill

Under Irish GAAP, goodwill arising on acquisition of subsidiary and associated undertakings prior to December 31, 1997, has been written off to reserves in the year of acquisition and is written back in the year of disposal. Goodwill arising after January 1, 1998 is capitalized and written off over its useful life, up to a maximum of 20 years.

Under US GAAP, SFAS 141 “Business Combinations” (SFAS 141) and SFAS 142 “Goodwill and Other Intangible Assets” (SFAS 142), goodwill arising from acquisitions subsequent to June 30, 2001 must be capitalized and all goodwill should be subject to an annual impairment test. Prior to this, goodwill was capitalized and amortized over its useful economic life.

With effect from January 1, 2002, the Group adopted the provisions of SFAS 141 and SFAS 142. From this date, goodwill is no longer amortized. In accordance with SFAS 142, the Group completed a transitional goodwill impairment test as at January 1, 2002 and determined that there was no impairment to be recognized. During 2002, the Group again performed impairment tests on goodwill and arising from significant changes to the operating environment of a subsidiary an impairment charge of €27 million was made during the year. There was no impairment charge in 2003.

The effect of applying these standards to previous periods on net income and income per American Depositary Share would have been as follows:

Year ended December 31, 2001
(Euro in millions)
Reported net income applicable to ordinary stockholders of AIB in accordance with US GAAP	615
Goodwill amortization	141

Adjusted net income applicable to ordinary stockholders of AIB in accordance with US GAAP	756

Year ended December 31, 2001
(Euro in cents)
Reported income per American Depositary Share	1.43
Goodwill amortization	0.33

Adjusted income per American Depositary Share	1.76

Reported diluted income per American Depositary Share	1.42
Goodwill amortization	0.33

Adjusted diluted income per American Depositary Share	1.75

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

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

The impact of these pronouncements has been included in the US GAAP reconciliation in respect of the main AIB pension plans. These plans make up approximately 95% of AIB Group’s plans in terms of assets and actuarial liabilities.

The components of total pension expense for the main AIB pension plan which arise under SFAS No. 87 are estimated to be as follows:

	Years ended December 31,
	2003	2002	2001
	(Euro in millions)
Service cost	73.5	69.2	66.4
Interest cost	136.6	128.9	120.3
Actual return on plan assets	(242.0)	571.7	201.9
Other components	145.5	(779.9)	(430.2)

	113.6	(10.1)	(41.6)

An expected rate of return of 7.6% on plan assets was used in determining the net periodic pension cost for the year ended December 31, 2003 (2002: 8.0% and 2001: 7.7%).

Actuarial assumptions used in determining the projected benefit obligation at December 31, 2003 included a discount rate of 5.25% (2002: 5.6% and 2001: 5.8%), and an increase in future compensation expense of 4.0% (2002 and 2001: 4.0%).

The following is a reconciliation of the beginning and ending balances of the benefit obligation, the fair value of the plan assets and an analysis of the funded status of the plans for the years ended December 31, 2003, 2002 and 2001.

	December 31,
	2003	2002	2001
	(Euro in millions)
Change in benefit obligation
Benefit obligation at beginning of year	2,447.8	2,227.3	1,660.8
Service cost	73.5	69.2	66.4
Interest cost	136.6	128.9	120.3
Actuarial gain	150.3	112.3	421.0
Currency translation adjustments	(37.7)	(30.7)	16.3
Benefits paid	(61.5)	(59.2)	(57.5)

Benefit obligation at end of year	2,709.0	2,447.8	2,227.3

Change in plan assets
Fair value of plan assets at beginning of year	1,937.0	2,554.8	2,716.1
Employers contributions	39.0	39.3	43.9
Actual return on plan assets	242.0	(571.7)	(201.9)
Currency translation adjustments	(26.7)	(26.2)	54.2
Benefits paid	(61.5)	(59.2)	(57.5)

Fair value of plan assets at end of year	2,129.8	1,937.0	2,554.8

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	December 31,
	2003	2002	2001
	(Euro in millions)
Funded status	(579.3)	(510.8)	327.5
Unrecognized transition obligation	61.4	68.9	76.4
Unrecognized net loss/(gain)	907.3	868.8	(7.2)
Unrecognized prior service credit	(69.8)	(77.4)	(85.0)

Prepaid pension cost	319.6	349.5	311.7

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

The Group has applied SFAS No. 106 and SFAS No. 132 in preparing its US GAAP information.

The following table shows the components of the net periodic post-retirement benefit cost for the years ended December 31, 2003, 2002 and 2001.

	Years ended December 31,
	2003	2002	2001
	(Euro in millions)
Service cost	0.5	1.8	1.7
Interest cost	0.9	4.2	4.0
Amortization of unrecognized transition obligation	—	1.1	1.1
Amortization of prior service cost	—	(0.4)	(0.4)
Recognized net actuarial loss	—	0.3	—

	1.4	7.0	6.4

The weighted average annual assumed rate of increase in the per capita cost of covered benefits is 7.5% for 2003 and is assumed to decrease gradually to 5.0% in the year 2008 and will remain at that level thereafter. Increasing or decreasing the assumed health care cost trend rates by one percentage point in each future year would have an immaterial impact on post-retirement benefits costs.

The following is a reconciliation of the beginning and ending balances of the benefit obligation and an analysis of the funded status and the amounts recognized in the Groups consolidated statement of condition.

	December 31,
	2003	2002	2001
	(Euro in millions)
Change in benefit obligation
Benefit obligation at beginning of year	61.5	65.6	53.8
Service cost	0.5	1.8	1.7
Interest cost	0.9	4.2	4.0
Amendments(1)	(42.4)	—	—
Actuarial loss	—	3.4	9.2
Benefits paid	(0.7)	(5.1)	(5.4)
Currency translation adjustments	(3.4)	(8.4)	2.3

Benefit obligation at end of year	16.4	61.5	65.6

Plan assets at fair value	—	—	—

Funded status	(16.4)	(61.5)	(65.6)
Unrecognized transition obligation	—	9.4	12.4
Unrecognized prior service cost	—	(2.9)	(3.9)
Unrecognized net loss	—	8.7	5.9

Accrued post-retirement benefit cost	(16.4)	(46.3)	(51.2)

(1)	Arising from the disposal of Allfirst Financial Inc.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

The assumptions used in developing the present value of the post-retirement benefit obligation are as follows:

	Years ended December 31,
	2003	2002	2001
Weighted average discount rate	5.25%	6.75%	7.25%
Rate of increase in health care costs – initial	—	8.00%	8.50%
Rate of increase in health care costs – ultimate	—	5.00%	5.00%

Stock Compensation Plans

At December 31, 2003 the Group had three stock based compensation plans as outlined below. AIB has accounted for its stock based compensation plans under the provisions of Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” and related interpretations. Statement of Financial Accounting Standards 123,“Accounting for Stock-Based Compensation” (“SFAS 123”), allows a company to recognize stock-based compensation using a fair-value based method of accounting if it so elects. AIB has elected not to adopt the recognition provisions of SFAS 123. The compensation cost charged against income for the Group’s performance based plans for the years ended December 31, 2003, 2002 and 2001 was €20 million, €19 million and €21 million respectively.

For the purposes of providing the pro forma disclosures required under SFAS 123, the fair values of stock options granted were estimated at the date of the grants using a Black-Scholes option pricing model. The following table presents the pro-forma net income and basic and diluted earnings per share that would have been recognized in the consolidated financial statements if the fair value method of accounting for stock options had been used for the years ended December 31, 2003, 2002 and 2001.

	Years ended December 31,
	2003	2002 Restated	2001
	(Euro in millions)
Net income applicable to ordinary stockholders of AIB in accordance with US GAAP as reported	1,497	918	615
Stock based compensation expense under fair value method, net of tax	(19)	(24)	(26)

Pro-forma net income applicable to ordinary stockholders of AIB in accordance with US GAAP	1,478	894	589

Net income per American Depositary Share
Basic, as reported	€3.48	€2.11	€1.43
Basic, pro-forma	3.44	2.06	1.37
Diluted, as reported	3.46	2.09	1.42
Diluted, pro-forma	3.42	2.04	1.36

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

The following table summarizes the number of options outstanding and weighted average exercise prices at December 31, 2003, 2002 and 2001.

	December 31,
	2003	2002	2001
Number of options outstanding	28,553,079	29,518,229	29,808,629
Weighted average exercise price	€12.34	€11.73	€10.92

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

The following table summarizes the number of options outstanding at December 31, 2003.

Range of exercise prices	Number of options outstanding	Weighted average remaining contractual life	Weighted average exercise price
€5.80 - €6.25	551,500	0.4 years	€5.84
€10.02 - €12.40	15,373,629	4.1 years	€10.85
€13.30 - €15.46	12,627,950	5.7 years	€14.44

	28,553,079

The following table summarizes the number of exercisable options outstanding at December 31, 2003.

December 31, 2003
Number of options exercisable(1)	9,360,000
Weighted average price	€13.93

(1)	At prices ranging from €5.80 to €15.46

The following table summarizes option activity during 2003, 2002 and 2001.

	December 31, 2003		December 31, 2002		December 31, 2001
	Number ‘000	Weighted average exercise price	Number ‘000	Weighted average exercise price	Number ‘000	Weighted average exercise price
Outstanding at beginning of year	29,518.2	€11.73	29,808.6	€10.92	29,379.2	€9.95
Granted	3,272.9	13.30	3,127.1	13.57	4,246.9	11.98
Exercised	(4,038.5)	8.63	(3,156.5)	5.88	(3,482.2)	4.11
Forfeited	(199.5)	12.24	(261.0)	12.32	(335.3)	10.12

Outstanding at end of year	28,553.1	€12.34	29,518.2	€11.73	29,808.6	€10.92

During the year ended December 31, 2003, 3,272,850 options were granted at a price of €13.30 per ordinary share, the market price on the day preceding the date on which the options were granted. They are exercisable between April 23, 2006 and April 23, 2011. The fair value of these options was estimated using the Black-Scholes option pricing model to be €4.23 per option. Options were exercised during the year at a weighted average exercise price of €8.63 per option.

Employee share plans

AIB operates employee profit sharing plans on terms approved by the stockholders. All employees, including executive directors, of the Bank and certain subsidiaries are eligible to participate, subject to minimum service periods. The directors at their discretion may set aside each year a sum not exceeding 5% of eligible income before taxes of participating companies in the Republic of Ireland and the UK.

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

The maximum market value of shares that may be appropriated to any employee in a year, may not exceed €12,700.

In December 2002 the Company launched a Share Ownership Plan in the UK to replace the profit sharing plan that previously operated for UK-based employees. The Plan, which was approved by stockholders at the 2002 Annual General Meeting, provides for the receipt by eligible employees of shares in a number of categories: Partnership Shares, in which employees may invest up to STG £1,500 per annum from salary; Free Shares, involving the award by the Company of shares up to the value of STG £3,000 per annum per employee; and Dividend Shares, which may be acquired by employees by re-investing dividends of up to STG £1,500 per annum.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

Allfirst 1989 Long-Term Incentive Plan and Trust

Allfirst’s 1989 Long-Term Incentive Plan and Trust (the “1989 Plan”) provides for the award to key employees who contribute to the continued growth, development and financial success of Allfirst of up to 7 million €0.32c Ordinary Shares of AIB and 200,000 Non-Cumulative Preference Share ADSs of AIB (“Preferred Stock”) (together the “Restricted Stock”). Awards are made to participants, without payment of consideration by the participant, in the form of Restricted Stock purchased by Allfirst in the open market and are held in trust under the 1989 Plan until the expiration of the relevant restriction period. Awards aggregating the equivalent of 8,000 common stock were made during 2002. Costs relating to this plan are charged to the statement of income over the period under which the shares will vest. Expenses relative to this plan totalled US$726,000, US$791,000 and US$702,000 in 2002, 2001 and 2000, respectively. The awards are subject to a restriction period of at least three years.

The 1989 Plan was transferred to M&T Bank Corporation on April 1, 2003 as part of its acquisition of Allfirst Financial Inc.

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

The 1999 Stock Option Plan was transferred to M&T Bank Corporation on April 1, 2003 as part of its acquisition of Allfirst Financial Inc.

The 1997 Stock Option Plan has been succeeded by the Allied Irish Bank 2003 Stock Option Plan, as discussed below.

Allied Irish Bank 2003 Stock Option Plan

The Allied Irish Banks p.l.c. 2003 Stock Option Plan constitutes a successor stock option plan with respect to the Allfirst Financial Inc. 1997 Stock Option Plan for selected employees and officers of the Company and/or its Affiliates and selected Directors of its Affiliates.

The options are granted at no less than fair market value of the ADR’s on grant date. Options granted under this Plan vest one half on the second anniversary of the grant date, and the remaining half on the third anniversary of the grant date. The options must be exercised within 10 years of the date of grant or they will expire. Any option transferred from the Allfirst Plan shall be exercisable as of the effective date in accordance with its terms.

The Company has created a Trust for the purpose of acquiring AIB ADR’s on the open market and holding these ADR’s for which Options are granted under the Plan. ADR’s representing not more than 25 million Ordinary Shares or such greater numbers as may be approved by the Board, may be purchased under the plan.

No options awards were granted from this plan in 2003.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

The following summarizes option activity during 2003, 2002 and 2001.

	December 31, 2003		December 31, 2002		December 31, 2001
	Number(1) ‘000	Weighted average exercise price	Number(1) ‘000	Weighted average exercise price	Number(1) ‘000	Weighted average exercise price
Outstanding at beginning of year	7,245.6	$23.25	8,432.0	$22.38	6,448.2	$22.69
Granted	—	—	583.9	28.56	2,165.1	21.64
Exercised	(1,382.4)	22.03	(1,090.1)	19.76	(8.4)	18.67
Transfers	(5,141.6)	22.97	—	—	—	—
Forfeited	(24.6)	23.57	(680.2)	22.60	(172.9)	24.93

Outstanding at end of year	697.0	$27.77	7,245.6	$23.25	8,432.0	$22.38

(1)	Represent number of AIB ADSs.

The following table summarizes information about fixed options outstanding at December 31, 2003:

	Options outstanding			Options exercisable
Grant date	Number outstanding at 12/31/2003 ‘000	Weighted average remaining contractual life	Weighted average exercize price	Number exercizable at 12/31/2003 ‘000	Weighted average exercize price
5/4/99	24.0	5.3 years	$31.67	24.0	$31.67
8/10/99	25.0	5.6 years	26.05	25.0	26.05
8/14/00	35.0	6.6 years	17.72	35.0	17.72
2001 Grants	35.0	7.0 - 7.8 years	21.64	35.0	21.64
2002 Grants	578.0	8.3 - 8.9 years	28.56	—	—

Total	697.0	8.5 years	$27.77	119.0	$23.44

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

The following table details the weighted average assumptions used and the resulting fair values provided by the option pricing model:

Grant date	Expected future dividend yield	Volatility factor	Risk free interest rate	Expected life	Fair value per share of options granted
5/4/99	2.96%	0.3036	5.38%	5.5 years	$8.73
8/10/99	2.67%	0.3254	5.87%	5.5 years	$8.03
8/14/00	2.61%	0.3399	6.24%	5.5 years	$5.81
2001 Grants	3.02%	0.3704	5.29%	7 years	$7.47
2002 Grants	3.43%	0.3295	4.42%	10 years	$8.67

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

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

At December 31, 2003 and 2002 the Group estimated that the difference between the carrying value of its loan portfolio on the basis of SFAS No. 114 and 118 and its value in the Group’s accounts was such that no adjustment to net income or consolidated ordinary stockholders’ equity was required.

At December 31, 2003, the Group’s net investment in impaired loans amounts to €666 million (2002: €908 million). €623 million (2002: €832 million) of this net investment included specific provisions of €318 million (2002: €433 million). The average level of such impaired lendings during 2003 was approximately €738 million (2002: €936 million). Interest income recognized on impaired loans during the year ended December 31, 2003 amounted to €19 million (2001: €40 million).

Cash flow statements

The consolidated cash flow statements on page 89 have been completed in accordance with the revised Financial Reporting Standard 1 (FRS 1) which was issued by the United Kingdom Accounting Standards Board in October 1996. FRS 1 is similar to SFAS No. 95, statement of cash flows, in some respects. The principal differences between the standards relate both to the definition of cash and the classification of certain transactions.

Definition of cash under FRS 1

FRS 1 defines “cash” as cash in hand and deposits repayable on demand with any bank or other financial institution.

Definition of cash under SFAS No. 95

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

Future developments

The impact of recently issued accounting pronouncements is detailed on pages 52 to 54 under “Prospective accounting changes”.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

Consolidated net income

	Year ended December 31,
	2003		2002 Restated	2001
	(Euro in millions except per share amounts)
Net income (Group profit attributable to the stockholders of AIB) as in the consolidated statement of income		656	1,016	730
Adjustments in respect of:
Depreciation of freehold and long leasehold property		2	2	5
Long-term assurance policies		(13)	(27)	(48)
Goodwill		30	4	(110)
Premium on core deposit intangibles		(1)	(5)	(7)
Retirement benefits		7	(5)	53
Dividends on non-equity shares		5	8	15
Securities held for hedging purposes		1	(3)	(24)
Internal use computer software		(1)	1	6
Derivatives FAS 133 transition adjustment(1)		—	—	122
Derivatives FAS 133 adjustment		11	(82)	(107)
Gain recognized on the disposal of businesses		832	—	—
Share of income of associated undertakings		33	—	—
Deferred tax effect of the above adjustments		(60)	17	(5)

Net income in accordance with US GAAP		1,502	926	630

Net income applicable to ordinary stockholders of AIB in accordance with US GAAP		€1,497	918	615

Equivalent to	US$	1,891

Income per American Depositary Share (ADS*) in accordance with US GAAP		€3.48	2.11	1.43

Equivalent to	US$	4.40

Diluted income per American Depositary Share (ADS*) in accordance with US GAAP		€3.46	2.09	1.42

Equivalent to	US$	4.37

Year end exchange rate €/US$		1.2630

*	An American Depositary Share represents two ordinary shares of € 0.32 each.

Comprehensive income

	Year ended December 31,
	2003	2002 Restated	2001
	(Euro in millions)
Net income in accordance with US GAAP	1,502	926	630
Net movement in unrealized holding gains on investment securities arising during the period (net of tax of nil)	(41)	84	120
Derivatives FAS 133 transition adjustment(1) (net of tax of nil)	—	—	41
Currency translation adjustments	(501)	(480)	214

Comprehensive income	960	530	1,005

(1)	Cumulative effect of the change in accounting principle for derivatives and hedging activities.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

Consolidated ordinary stockholders’ equity

	December 31,
	2003		2002 Restated	2001 Restated
	(Euro in millions except per share amounts)
Ordinary stockholders’ equity as in the consolidated balance sheet		4,921	4,180	4,574
Revaluation of property		(168)	(201)	(204)
Depreciation of freehold and long leasehold property		(27)	(27)	(27)
Goodwill		223	925	1,070
Core deposit intangibles		—	12	19
Dividends payable on ordinary shares		296	284	250
Dividends on non-equity shares		1	1	1
Long-term assurance policies		(276)	(263)	(236)
Unrealized gains/(losses) not yet recognized on:
Available-for-sale debt securities		180	244	169
Available-for-sale equity securities		14	15	—
Securities held for hedging purposes		(3)	(4)	(1)
Derivatives FAS 133 adjustment		(16)	(79)	5
Retirement benefits		899	1,012	77
Internal use computer software		18	18	17
Other recognized gains/(losses) in associated undertakings		2	—	—
Share of income of associated undertakings		33	—	—
Deferred tax effect of the above adjustments		(146)	(206)	(50)

Ordinary stockholders’ equity in accordance with US GAAP		€5,951	5,911	5,664

Equivalent to	US$	7,516

Ordinary stockholders’ equity per ADS in accordance with US GAAP		€13.85	13.61	13.15

Equivalent to	US$	17.49

Ordinary stockholders’ equity per ADS in accordance with Irish GAAP		€11.45	9.62	10.62

Equivalent to	US$	14.46

Statement of changes in ordinary stockholders’ equity

	December 31,
	2003		2002 Restated	2001 Restated
	(Euro in millions)
Opening balance		5,911	5,664	5,002
Net income for year		1,502	926	630
Dividends on equity shares		(440)	(396)	(351)
Dividends on non-equity shares		(5)	(8)	(15)
Ordinary shares bought back		(812)	—	—
Issue of shares		188	115	60
Unrealized gains/(losses) on debt securities and equity shares held as available-for-sale		(42)	84	120
FAS 133 transition adjustment		—	—	41
Goodwill written back		217	—	—
Currency translation adjustments		(501)	(480)	214
Other movements		(67)	6	(37)

Closing balance		5,951	5,911	5,664

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

Consolidated total assets

	December 31,
	2003		2002 Restated	2001 Restated
	(Euro in millions)
Total assets as in the consolidated balance sheet		80,960	85,821	89,061
Revaluation of property		(168)	(201)	(204)
Depreciation of freehold and long leasehold property		(27)	(27)	(27)
Goodwill		223	925	1,070
Core deposit intangibles		—	12	19
Available-for-sale debt securities		180	244	169
Available-for-sale equity securities		14	15	—
Derivatives FAS 133 adjustment		(16)	(79)	5
Retirement benefits		899	1,012	77
Internal use computer software		18	18	17
Special purpose vehicles/variable interest entities		519	1,057	667
Long-term assurance policies		(276)	(263)	(236)
Long-term assurance assets attributable to policyholders		(2,810)	(2,174)	(2,200)
Investment in associated undertaking		38	—	—
Acceptances		11	72	142

Total assets in accordance with US GAAP		€79,565	86,432	88,560

Equivalent to	US$	100,491

Consolidated total liabilities and ordinary stockholders’ equity

	December 31,
	2003		2002 Restated	2001 Restated
	(Euro in millions)
Total liabilities and ordinary stockholders’ equity as in the consolidated balance sheet		80,960	85,821	89,061
Ordinary stockholders’ equity		1,030	1,731	1,090
Dividends payable on ordinary shares		(296)	(284)	(250)
Dividends on non-equity shares		(1)	(1)	(1)
Acceptances		11	72	142
Securities held for hedging purposes		3	4	1
Debt securities in issue re special purpose vehicles/variable interest entities		519	1,057	667
Deferred taxation		149	206	50
Own shares		59	52	52
Long-term assurance liabilities to policyholders		(2,869)	(2,226)	(2,252)

Total liabilities and ordinary stockholders’ equity in accordance with US GAAP		€79,565	86,432	88,560

Equivalent to	US$	100,491

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

Alternative presentation of consolidated statement of income

The Group’s share of profits of Ark Life Assurance Company Limited (Ark Life) has been included under other operating income in the consolidated statements of income on pages 85 and 86 and in note 10 on page 100. Under US GAAP, the income statement of Ark Life would be consolidated within the Group figures on a line by line basis.

This presentation is illustrated in the summary consolidated statement of income below.

	Years ended December 31,
	2003	2002 Restated	2001
	(Euro in millions)
Net interest income	1,938	2,353	2,261
Other finance income	12	62	67
Other income before exceptional item	1,217	1,532	1,440
Exceptional foreign exchange dealing losses	—	(18)	(417)

Total operating income	3,167	3,929	3,351
Total expenses	2,152	2,599	2,499

Group operating income - continuing operations	1,015	1,330	852
Share of operating income of associated undertakings	143	9	4
Share of restructuring and integration costs in associated undertaking	(20)	—	—
Amortization of goodwill on acquisition of associated undertaking	(42)	—	—
Income on disposal of property	32	5	6
Income on disposal of businesses	(141)	—	93

Income before taxes, preference dividends and minority interests	987	1,344	955
Applicable taxes	315	296	187

	672	1,048	768
Equity and non-equity minority interests Preference dividends	11 5	24 8	23 15
	16	32	38

Net income	656	1,016	730

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

Alternative presentation of consolidated balance sheet

The long-term assurance assets and liabilities of Ark Life have been classified under separate headings in the consolidated balance sheet (see basis of consolidation on page 80 and long-term assurance business, note 31 on page 119). Under US GAAP, the balance sheet of Ark Life would be consolidated with Group figures.

The following consolidated balance sheet illustrates this presentation.

	December 31,
	2003	2002 Restated
	(Euro in millions)
ASSETS
Cash and balances at central banks	838	1,176
Items in course of collection	339	1,171
Central government bills and other eligible bills	45	24
Loans and advances to banks	4,179	6,038
Loans and advances to customers less allowance for loan losses	50,490	53,447
Securitized assets	203	248
Debt securities	18,366	18,427
Equity shares	1,300	1,043
Interests in associated undertakings	1,361	31
Intangible assets	420	457
Property and equipment	837	1,220
Other assets	1,772	1,367
Deferred taxation	174	245
Prepayments and accrued income	636	927

TOTAL ASSETS	80,960	85,821

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits by banks	18,094	16,137
Customer accounts	44,612	52,976
Debt securities in issue	3,489	3,077
Other liabilities	6,010	4,817
Accruals and deferred income	595	829
Pension liabilities	502	537
Provisions for liabilities and charges	111	60
Deferred taxation	142	527
Subordinated liabilities	2,130	2,172
Minority equity and non-equity interests in consolidated subsidiaries	158	274
Stockholders’ funds-non-equity	196	235
Stockholders’ funds-equity	4,921	4,180

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	80,960	85,821

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

51. FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, “Disclosures about Fair Value of Financial Instruments” (SFAS No. 107), requires disclosure of the fair value of financial instruments (both on and off-balance sheet) for which it is practicable to estimate such value.

Fair value is based upon quoted market prices where available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities and adjusted for differences between the quoted instrument and the instrument being valued. In certain cases, including some lendings to customers, where there are no ready markets, various techniques have been used to estimate the fair value of the instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment, and, therefore, cannot be determined with precision. There have been no changes in the estimation techniques underlying the calculations or the methodology used compared with December 2002. Changes in assumptions could significantly affect estimates. Readers of these financial statements are advised to use caution when using this data to evaluate the Group’s financial position or to make comparisons with other institutions.

Intangible assets, such as the value of AIB Group’s branch network and long-term relationships with its depositors and other customers are not considered by the FASB to constitute financial instruments for the purposes of SFAS No. 107. The Group, however, believes the value of such assets to be significant. Certain other assets and liabilities are likewise excluded from the scope of SFAS No. 107. Furthermore, the concept of fair value assumes realization of financial instruments by way of a sale. However in many cases a sale is unlikely, and the assets and liabilities will be held to maturity. Accordingly, the fair values calculated for the purposes of reporting under SFAS No. 107 do not represent the value of the Group as a going concern at December 31, 2003 and 2002.

The following table gives details of the carrying amounts and fair values of financial instruments at December 31, 2003 and 2002.

	December 31, 2003		December 31, 2002
	Carrying amount	Fair value	Carrying amount	Fair value
	(Euro in millions)
Assets

Trading financial instruments(1)
Debt securities	5,682	5,682	4,758	4,758
Equity shares	64	64	58	58
Central government bills and other eligible bills	45	45	1	1

Non-trading financial instruments
Cash and balances at central banks(1)	838	838	1,176	1,176
Items in course of collection(1)	339	339	1,171	1,171
Central government bills and other eligible bills	—	—	23	23
Loans and advances to banks(2)	2,633	2,654	4,788	4,826
Loans and advances to customers(2)	48,854	49,017	51,304	51,884
Securitized assets	203	188	248	220
Debt securities	12,445	12,625	13,446	13,690
Equity shares	116	130	188	203
Long-term assurance assets attributable to policyholders(1)	2,810	2,810	2,174	2,174

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	December 31, 2003		December 31, 2002
	Carrying amount	Fair value	Carrying amount	Fair value
	(Euro in millions)
Liabilities

Trading financial instruments
Short positions in securities(1)	149	149	266	266

Non-trading financial instruments
Deposits by banks	18,094	18,132	16,137	16,162
Customer accounts	44,612	44,616	52,976	53,091
Debt securities in issue	3,489	3,487	3,077	3,106
Subordinated liabilities	2,130	2,218	2,172	2,362
Stockholders’ funds: non-equity interests	196	213	235	227
Long-term assurance liabilities attributable to policyholders (1)	2,869	2,869	2,226	2,226

	December 31, 2003		December 31, 2002
	Carrying amount	Fair value	Carrying amount	Fair value
	(Euro in millions)
Off - balance sheet assets/(liabilities)

Trading financial instruments(1)
Interest rate contracts	102	102	135	135
Foreign currency contracts	56	56	62	62
Equity contracts	38	38	—	—

Non-trading financial instruments
Interest rate contracts	2	(42)	15	(24)
Foreign currency contracts	3	3	20	37

(1)	Within the scope of SFAS No. 107, the fair value of these financial instruments is equal to the carrying value. These instruments are either carried at market value, or have minimal credit losses and are either short-term in nature or reprice frequently.

(2)	As required by SFAS No. 107, finance leases with carrying amount totalling €1,636 million and €2,143 million at December 31, 2003 and 2002, respectively, are excluded. The fair values of the finance leases were €1,608 million, and €2,191 million at December 31, 2003 and 2002 respectively. The carrying values are net of the allowances for loan losses and related unearned income.

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

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

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

Derivatives used for trading purposes are marked to market using independent prices and are included in other assets/other liabilities on the consolidated balance sheet at December 31, 2003 and 2002. The carrying values of derivatives are included in other assets/other liabilities on the consolidated balance sheet as appropriate.

Stockholders’ funds: non-equity interests

The fair value of these instruments is based on quoted market prices.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

52. INTEREST RATE SENSITIVITY

The net interest rate sensitivity of the Group at December 31, 2003 and 2002 is illustrated in the tables below. The interest sensitivity gap is split by functional currency. The tables set out details of those assets and liabilities whose values are subject to change as interest rates change within each repricing time period. Details regarding assets and liabilities which are not sensitive to interest rate movements and any rate sensitive off-balance sheet contracts are also included. The tables show the sensitivity of the balance sheet at one point in time and are not necessarily indicative of positions at other dates. In developing the classifications used in the tables it has been necessary to make certain assumptions and approximations in assigning assets and liabilities to different repricing categories.

The tables do not take into account the effect of interest rate options used by the Group to hedge its exposure. Details of options are given in note 44.

	December 31, 2003
	0-3 Months	3-6 Months	6-12 Months	1-5 Years	5 years +	Non - interest bearing	Trading	Total
	(Euro in millions)
Assets
Central Government bills and other eligible bills	—	—	—	—	—	—	45	45
Loans and advances to banks	2,039	26	11	33	—	524	—	2,633
Loans and advances to customers	43,135	1,697	1,753	2,806	1,302	—	—	50,693
Debt securities	3,451	979	927	5,167	1,921	—	5,682	18,127
Other assets	—	—	—	—	—	9,040	422	9,462

Total assets	48,625	2,702	2,691	8,006	3,223	9,564	6,149	80,960

Liabilities
Deposits by banks	15,178	1,323	1,171	80	185	157	—	18,094
Customer accounts	32,415	879	889	1,745	382	8,302	—	44,612
Debt securities in issue	2,860	13	442	174	—	—	—	3,489
Subordinated liabilities	827	79	—	32	1,192	—	—	2,130
Other liabilities	—	—	—	—	—	7,038	480	7,518
Stockholders’ equity	—	—	—	—	—	5,117	—	5,117

Total liabilities	51,280	2,294	2,502	2,031	1,759	20,614	480	80,960
Off-balance sheet items affecting interest rate sensitivity	4,758	(1,179)	(3,297)	189	(471)	—	—	—

	56,038	1,115	(795)	2,220	1,288	20,614	480	80,960

Interest sensitivity gap	(7,413)	1,587	3,486	5,786	1,935	(11,050)	5,669	—
Cumulative interest sensitivity gap	(7,413)	(5,826)	(2,340)	3,446	5,381	(5,669)	—	—

	Euro m	Euro m	Euro m	Euro m	Euro m	Euro m	Euro m
Interest sensitivity gap	(3,387)	1,525	2,618	3,040	536	(6,987)	2,914
Cumulative interest sensitivity gap	(3,387)	(1,862)	756	3,796	4,332	(2,655)	259

	US $ m	US $ m	US $ m	US $ m	US $ m	US $ m	US $ m
Interest sensitivity gap	(1,066)	(121)	18	58	461	(503)	546
Cumulative interest sensitivity gap	(1,066)	(1,187)	(1,169)	(1,111)	(650)	(1,153)	(607)

	Stg m	Stg m	Stg m	Stg m	Stg m	Stg m	Stg m
Interest sensitivity gap	(2,151)	(73)	715	2,043	879	(2,796)	1,292
Cumulative interest sensitivity gap	(2,151)	(2,224)	(1,509)	534	1,413	(1,383)	(91)

	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m
Interest sensitivity gap	(173)	137	104	478	57	(776)	85
Cumulative interest sensitivity gap	(173)	(36)	68	546	603	(173)	(88)

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	December 31, 2002 Restated
	0-3 Months	3-6 Months	6-12 Months	1-5 Years	5 years +	Non - interest bearing	Trading	Total
	(Euro in millions)
Assets
Central Government bills and other eligible bills	23	—	—	—	—	—	1	24
Loans and advances to banks	3,999	300	25	18	—	446	—	4,788
Loans and advances to customers	41,838	1,995	1,587	5,095	3,180	—	—	53,695
Debt securities	4,485	781	1,054	5,284	1,842	—	4,758	18,204
Other assets	—	—	—	—	—	8,997	113	9,110

Total assets	50,345	3,076	2,666	10,397	5,022	9,443	4,872	85,821

Liabilities
Deposits by banks	12,159	1,819	1,641	59	167	292	—	16,137
Customer accounts	36,071	1,145	1,868	2,472	62	11,358	—	52,976
Debt securities in issue	2,269	330	258	214	6	—	—	3,077
Subordinated liabilities	1,066	95	—	223	788	—	—	2,172
Other liabilities	95	—	—	—	—	6,631	318	7,044
Stockholders’ equity	—	—	—	—	—	4,415	—	4,415

Total liabilities	51,660	3,389	3,767	2,968	1,023	22,696	318	85,821
Off-balance sheet items affecting interest rate sensitivity	2,882	(843)	(1,961)	214	(292)	—	—	—

	54,542	2,546	1,806	3,182	731	22,696	318	85,821

Interest sensitivity gap	(4,197)	530	860	7,215	4,291	(13,253)	4,554
Cumulative interest sensitivity gap	(4,197)	(3,667)	(2,807)	4,408	8,699	(4,554)	—

	Euro m	Euro m	Euro m	Euro m	Euro m	Euro m	Euro m
Interest sensitivity gap	(89)	342	626	1,947	1,855	(6,873)	1,803
Cumulative interest sensitivity gap	(89)	253	879	2,826	4,681	(2,192)	(389)

	US $ m	US $ m	US $ m	US $ m	US $ m	US $ m	US $ m
Interest sensitivity gap	(1,761)	446	(120)	2,890	1,328	(3,237)	869
Cumulative interest sensitivity gap	(1,761)	(1,315)	(1,435)	1,455	2,783	(454)	415

	Stg m	Stg m	Stg m	Stg m	Stg m	Stg m	Stg m
Interest sensitivity gap	(993)	(398)	177	2,150	1,039	(3,251)	991
Cumulative interest sensitivity gap	(993)	(1,391)	(1,214)	936	1,975	(1,276)	(285)

	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m
Interest sensitivity gap	(1,201)	(197)	40	213	54	225	502
Cumulative interest sensitivity gap	(1,201)	(1,398)	(1,358)	(1,145)	(1,091)	(866)	(364)

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

53. SUBSEQUENT EVENTS: PRICING OF FOREIGN EXCHANGE PRODUCTS

On May 6, 2004, AIB announced that it had been applying prices to certain foreign exchange products without the formal regulatory approval of the Central Bank of Ireland from August 1995 and subsequently the Director of Consumer Affairs from May 1996. The error was not addressed until April 2004 and this resulted in a number of customers being overcharged on certain foreign exchange products. AIB, having consulted with the Irish Financial Services Regulatory Authority (“IFSRA”), immediately commissioned an independent investigation into this affair and on May 14, 2004 appointed Mr Lauri McDonnell, former Irish Comptroller and Auditor General, as the independent assurer of the investigation. Mr McDonnell has access to external independent audit expertise in carrying out the investigation and will report to IFSRA and the Board of AIB on completion by the end of July 2004.

An estimate of the amount due to customers arising from this error, including a provision for interest, has been made and this amount of €25 million has been placed as a good faith deposit with the Central Bank of Ireland for the duration of the process currently underway to identify and reimburse customers. The work completed by AIB at the date of filing of this report, in validating the assumptions underlying the estimate of the amount due to customers, provides assurance in respect of the amount of €25 million.

In accordance with Irish GAAP the estimated total amounts due to customers arising from this error, up to December 31, 2003, of €24.2 million have been reflected in the financial statements in the current year. Under Financial Reporting Standard 3 “Reporting Financial Performance” (“FRS 3”) prior period financial statements are restated for an error only if the error is a fundamental error. Fundamental errors under FRS 3 are errors that are of such significance as to destroy the true and fair view and hence the validity of the prior period financial statements. In the opinion of the Directors, the amounts due to customers arising from the overcharging on certain foreign exchange products relating to each of the prior years, do not constitute fundamental errors because they are not of such significance as to destroy the true and fair view and hence the validity of the prior period financial statements.

Under US reporting requirements all material errors in respect of prior years should be accounted for and reported as prior period adjustments. In the opinion of the directors;

•	the difference between the amount charged in 2003 under Irish GAAP of €24.2 million and the amount that would fall to be charged under US GAAP of €3 million, is not considered to be material to be adjusted in the US GAAP accounts, and

•	the amounts due to customers arising from the overcharging on certain foreign exchange products relating to each of the prior years do not constitute material errors in each of the years therefore no prior period adjustments have been reflected.

The following table presents the impact of the error in relation to the pricing of foreign exchange products on income before taxes and net income for each of the years affected:

	Pre-tax loss	Net loss
	(Euro in thousands)
Period ended:
Prior to 1999	7,928	6,937
December 31, 1999	3,254	2,848
December 31, 2000	3,212	2,810
December 31, 2001	3,629	3,175
December 31, 2002	3,232	2,828
December 31, 2003	2,970	2,599

	24,225	21,197
Through April 2004	775	678

	25,000	21,875

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

54. FRAUDULENT FOREIGN EXCHANGE TRADING ACTIVITIES

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

In accordance with Irish GAAP the total costs arising from the Fraud were reflected by way of an exceptional charge of €789 million (of which €341 million related to prior periods) in the profit and loss account in the Annual Report and Accounts for the year ended December 31, 2001, distributed to stockholders under Irish Companies Legislation (“Irish Legislation Annual Report and Accounts”). Under Financial Reporting Standard 3 “Reporting Financial Performance” (“FRS 3”) prior period financial statements are restated for an error only if the error is a fundamental error. Fundamental errors under FRS 3 are errors that are of such significance as to destroy the true and fair view and hence the validity of the prior period financial statements. In the opinion of the Directors, the exceptional foreign exchange losses, relating to each of the prior years, did not constitute fundamental errors, because they were not of such significance as to destroy the true and fair view and hence the validity of the prior period financial statements. As restatement of errors in accounts under Irish GAAP is limited to fundamental errors, these losses were not reflected in prior periods in the Irish Legislation Annual Report and Accounts.

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

– Fraudulent foreign exchange trading activities	=	“Fraudulent Activities” or “Fraud”
– Losses arising from fraudulent foreign	=	“Fraud Losses” or
exchange trading activities		“Exceptional Foreign Exchange Dealing Losses”
– Foreign Exchange	=	“FX”

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

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

The following tables reflect the reconciliation of the net income attributable to ordinary stockholders, consolidated total assets, and consolidated total liabilities and ordinary stockholders’ equity as reported in the Annual Report on Form 20-F to the amounts in the Irish Legislation Annual Report and Accounts, for each of the years ended December 31, 2002 and 2001.

	Years ended December 31,
	2002 Restated	2001
	(Euro in millions)
Net income attributable to the ordinary stockholders
Per Irish Legislation Annual Report and Accounts	1,034	484
Adjustments
Exceptional losses	(18)	372
Administration expenses	(10)	6
Taxation	10	(132)

Per Annual Report on Form 20-F	1,016	730

	Years ended December 31,
	2002 Restated	2001 Restated
	(Euro in millions)
Consolidated total assets
Per Irish Legislation Annual Report and Accounts	85,821	89,061
Adjustments
Other assets	—	—

Per Annual Report on Form 20-F	85,821	89,061

Consolidated total liabilities and ordinary stockholders’ equity
Per Irish Legislation Annual Report and Accounts	85,821	89,061
Adjustments
Other liabilities	—	(20)
Accruals and deferred income	—	(11)
Deferred taxation	—	11
Ordinary stockholders’ equity	—	20

Per Annual Report on Form 20-F	85,821	89,061

ALLIED IRISH BANKS, p.l.c.

ADDITIONAL FINANCIAL INFORMATION - DECONSOLIDATION OF ALLFIRST FINANCIAL INC.

The following consolidated statement of income for the year ended December 31, 2002, as well as the consolidated balance sheet for December 31, 2002 on page 172, have been presented to outline the impact of the deconsolidation of Allfirst following its disposal and subsequent integration into M&T Bank Corporation.

	December 31, 2002
	Continuing activities	Deconsolidation of Allfirst	Total
	(Euro in millions)
Consolidated statement of income
Interest income:
Interest income and similar income arising from debt securities and other fixed income securities	783	163	946
Other interest receivable and similar income	3,164	643	3,807
Less: interest expense	(2,117)	(285)	(2,402)

Net interest income	1,830	521	2,351
Other finance income	63	(1)	62
Other income	1,055	441	1,496

Total operating income	2,948	961	3,909
Total operating expenses	1,747	581	2,328

Group operating income before provisions	1,201	380	1,581
Provisions for loan losses	110	84	194
Provisions for contingent liabilities and commitments	2	—	2
Amounts written off fixed asset investments	43	12	55

Group operating income	1,046	284	1,330
Share of operating income of associated undertakings	9	—	9
Income on disposal of property	6	(1)	5

Income before taxes	1,061	283	1,344
Applicable taxes	232	64	296

Income after taxes	829	219	1,048
Equity and non-equity minority interests in subsidiaries Dividends on non-equity shares	20 8	4 —	24 8
	28	4	32

Net income applicable to the ordinary stockholders	801	215	1,016

ALLIED IRISH BANKS, p.l.c.

ADDITIONAL FINANCIAL INFORMATION - DECONSOLIDATION OF ALLFIRST FINANCIAL INC.

	December 31, 2002
	Continuing activities	Deconsolidation of Allfirst	Total
	(Euro in millions)
Consolidated balance sheet
ASSETS
Cash and balances at central banks	996	180	1,176
Items in course of collection	330	841	1,171
Central government bills and other eligible bills	11	13	24
Loans and advances to banks	3,364	1,424	4,788
Loans and advances to customers	43,708	9,739	53,447
Securitised assets – net Less: non-returnable proceeds	1,002 (754)	— —	1,002 (754)
	248	—	248
Debt securities	16,046	2,158	18,204
Equity shares	161	85	246
Interests in associated undertakings	31	—	31
Intangible fixed assets	457	—	457
Property and equipment	954	224	1,178
Other assets	679	474	1,153
Deferred taxation	95	150	245
Prepayments and accrued income	791	136	927
Long-term assurance business attributable to stockholders	352	—	352

	68,223	15,424	83,647
Long-term assurance assets attributable to policyholders	2,174	—	2,174

	70,397	15,424	85,821

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits by banks	14,883	1,254	16,137
Customer accounts	41,894	11,082	52,976
Debt securities in issue	2,159	918	3,077
Other liabilities	2,458	133	2,591
Accruals and deferred income	725	104	829
Pension liabilities	443	94	537
Provisions for liabilities and charges	49	11	60
Deferred taxation	116	411	527
Subordinated liabilities	1,605	567	2,172
Equity and non-equity minority interests in subsidiaries	181	93	274

Total liabilities	64,513	14,667	79,180

Stockholders’ funds including non-equity interests			4,415

			83,595
Long-term assurance liabilities to policyholders			2,226

			85,821

ALLIED IRISH BANKS, p.l.c.

CORPORATE GOVERNANCE

Corporate governance is concerned with how companies are managed and controlled. The Board is committed to the highest standards in that regard. This statement explains how the Company has applied the Principles set out in the Combined Code on Corporate Governance(1) (“the 1998 Code”), and reports on compliance with its Provisions.

A new Corporate Governance Code was published in July 2003. This replaces the 1998 Code, and applies to AIB with effect from January 1, 2004. The Board has considered the new Code and has made changes to AIB’s corporate governance practices, with a view to continuing to pursue recognized high standards in this area. These changes are being implemented and will be commented on in the 2004 Annual Report and Accounts.

The Board

The importance of having an effective Board to lead and control the Company and the Group is reflected in a comprehensive range of matters specifically reserved for decision by the Board; at a high level this includes:

•	determining the Company’s strategic objectives and policies;

•	appointing the Chairman and the Group Chief Executive;

•	monitoring progress towards achievement of the Company’s objectives, and compliance with its policies; and

•	approving annual operating and capital budgets, major acquisitions and disposals, and risk management policies.

A scheduled Board meeting is held each month, except August, and additional meetings are held as required. Thirteen Board meetings were held during 2003. The Directors are provided in advance of each Board meeting with relevant documentation and information to enable them to discharge their duties. Any additional information requested by Directors is readily provided.

The role of the Chairman, which is non-executive, is separate from the role of the Group Chief Executive, with clearly defined responsibilities attaching to each.

It is the policy of the Board that a significant majority of the Directors should be Non-Executive. Non-Executive Directors are appointed so as to maintain an appropriate balance, and to ensure a sufficiently wide and relevant mix of backgrounds, skills and experience to provide strong and effective leadership and control for the Group.

At December 31, 2003, the Board comprised 10 Non-Executive Directors and 4 Executive Directors. The names of the Directors, and their biographical notes, appear on pages 42 and 43. All Directors are required to bring independent judgement to bear on their duties as Directors. The majority of the Non-Executive Directors, i.e., Ms Carol Moffett, Sir Derek Higgs and Messrs Burke, Fallon, Gleeson, Godson, McGuckian, O’Leary, and Sullivan, are considered to be independent of Management and free from any business or other relationship with the Company or the Group that could materially interfere with the exercise of their independent judgement.

Mr Dermot Gleeson, then Deputy Chairman, was the designated senior independent Non-Executive Director until his appointment as Chairman with effect from October 14, 2003. He was succeeded as the senior independent Non-Executive Director by Mr John B. McGuckian on November 5, 2003. The senior independent Non-Executive Director is available to stockholders if they have concerns which contact through the normal channels of Chairman or Group Chief Executive have failed to resolve, or for which such contact is inappropriate.

The Directors have access to the advice and services of the Company Secretary, who is responsible for ensuring that Board procedures are followed and that applicable rules and regulations are complied with. There is a procedure in place to enable the Directors to take independent professional advice, at the Company’s expense. Non-Executive Directors appointed since 1990 are appointed for an initial period of six years, which may be extended for a further period of three years. Following initial appointment, Directors must retire at the next Annual General Meeting (“AGM”) and go before the stockholders for reappointment. Subsequently, Directors must submit themselves for re-appointment at intervals of not more than three years; however, Directors who have served more than nine years are subject to annual re-election by stockholders. The Directors going forward for re-appointment at the 2004 AGM under the three-year rule are Sir Derek Higgs and Messrs Buckley, Gleeson, Kennedy and McGuckian, while Mr Fallon is going forward for re-appointment under the one-year rule.

There is an induction process for new Directors. Its content varies as between Executive and Non-Executive Directors. In respect of the latter, the induction is designed to familiarize Non-Executive Directors with the Group and its operations, and comprizes the provision of relevant reading material, including details of the Company’s strategic and operational plans, and a program of meetings with the Heads of Divisions and the senior management of businesses and support functions. All Directors on appointment are furnished with a booklet entitled “Responsibilities, Functions and Operations of the Board and Code of Conduct for Directors”.

Board Committees

The Board is assisted in the discharge of its duties by Board Committees, whose purpose is to consider, in greater depth than would be practicable at Board meetings, matters for which the Board retains responsibility. The composition of such Committees is usually reviewed annually by the Board. A description of these Committees, each of which operates under terms of reference or guidelines approved by the Board, and their membership during 2003, is given below. The minutes of all meetings of Board Committees are circulated to all Directors, for information, with their Board papers, and are formally noted by the Board. This provides an opportunity for Directors to seek additional information or to comment on issues being addressed at Committee level.

(1)	“The Combined Code: Principles of Good Governance and Code of Best Practice”, adopted in 1998 by the Irish Stock Exchange and the UK Listing Authority.

ALLIED IRISH BANKS, p.l.c.

CORPORATE GOVERNANCE (Continued)

Audit Committee

Members: Mr Adrian Burke, Chairman, Mr Dermot Gleeson (until October 14, 2003), Sir Derek Higgs, Mr Jim O’Leary (from November 5, 2003) and Mr Michael J Sullivan.

The Audit Committee met on nine occasions during 2003. The Committee reviews the Group’s annual and interim accounts; the scope of the audit; the findings, conclusions and recommendations of the internal and external Auditors; reports on compliance; the nature and extent of non-audit services provided by the Auditors; and the effectiveness of internal controls. The Committee is responsible for ensuring the cost-effectiveness of the audit, and for confirming the independence of the Auditors, the Group Internal Auditor, and the General Manager, Regulatory Compliance & Business Ethics, each of whom it meets separately at least once each year, in confidential session, in the absence of Management. Each of these parties has unrestricted access to the Chairman of the Audit Committee. A written report is submitted annually to the Board showing the issues considered by the Committee.

The Auditors are invited to attend meetings of the Committee, as are the Group Director, Finance & Enterprise Technology, the Chief Financial Officer, the Group Chief Risk Officer, the General Manager, Regulatory Compliance & Business Ethics, and the Group Internal Auditor.

The Terms of Reference of the Audit Committee are available on AIB’s internet website (www.aibgroup.com).

Nomination and Remuneration Committee

Members: Mr Lochlann Quinn, Chairman until October 14, 2003, Mr Dermot Gleeson, Chairman from October 15, 2003, Sir Derek Higgs, Mr John B. McGuckian, and Mr Jim O’Leary.

The Nomination and Remuneration Committee met on four occasions during 2003. The Committee is responsible for recommending candidates to the Board for appointment as Directors. Its remit also includes, inter alia, recommending to the Board appropriate remuneration policies, and determining, under advice to the Board, the specific remuneration packages of the Executive Directors.

In January 2004, the Committee was divided into two committees, namely, a Nomination and Corporate Governance Committee, and a Remuneration Committee. Terms of Reference for each of these Committees are available on AIB’s website. The members of the Nomination and Corporate Governance Committee are Mr Dermot Gleeson (Chairman), Mr Michael Buckley, Mr Don Godson, Mr John B. McGuckian and Mr Michael J Sullivan. The members of the Remuneration Committee are Mr Dermot Gleeson (Chairman), Mr Don Godson, Sir Derek Higgs, Mr John B. McGuckian, and Mr Jim O’Leary.

Social Affairs Committee

Members: Ms Carol Moffett, Chairman, Mr Padraic M. Fallon, and Mr Don Godson.

The Social Affairs Committee met twice in 2003. Its role is to assist the Company in discharging its social responsibilities. This includes developing corporate-giving and sponsorship policies, and reviewing responses to a range of social responsibility issues.

Directors’ Remuneration

The Report on Directors’ Remuneration and Interests appears on pages 43 to 49.

Relations with Stockholders

The Company recognizes the importance of communication with stockholders. The Company circulates each year, along with the statutory Annual Report and Accounts, a short, user-friendly booklet explaining features of the Company’s performance in the previous year. This also focuses on strategy, performance over the previous five years, and interaction with customers and the wider community. It also comments on the membership of the Board, and other issues.

The Company uses its website to communicate with stockholders. The presentations to fund managers and analysts of Annual and Interim Financial Results (in February and July, respectively) are broadcast live on the internet, and may be accessed on www.aibgroup.com/webcast. The Non-Executive Directors may attend those presentations to hear the views expressed. The times of the broadcasts are advertised in advance on the website. The Investor Relations section of the website is updated with the Company’s Stock Exchange releases, including the interim trading statements issued in June and December, and formal presentations to analysts and investors, so that such documents are available for review by stockholders. The site also contains the Company’s most recent Annual and Interim Reports, together with the Annual Report on Form 20-F when filed with the US Securities and Exchange Commission. Stockholders have the facility of accessing the Annual Report and Accounts on AIB’s website, instead of receiving the document by post. The content of the website is being upgraded and will shortly contain additional information about the Company, its governance, its business and other relevant matters.

ALLIED IRISH BANKS, p.l.c.

CORPORATE GOVERNANCE (Continued)

All stockholders are invited to attend the AGM and to participate in the proceedings. It is practice to give stockholders an update on the Group’s performance and developments of interest, by way of video presentation. Separate resolutions are proposed on each separate issue. The Chairman of the Audit Committee is available to answer questions about the Committee’s activities. The proportion of proxy votes lodged for and against each resolution is indicated; this demonstrates what the voting position would be if all votes cast, including votes cast by stockholders not in attendance at the Meeting, were taken into account.

It is usual for all Directors to attend the AGM and to be available to meet stockholders before and after the Meeting. A Stockholders’ Help Desk facility is available to stockholders attending.

The Notice and related papers for the 2004 AGM were sent to stockholders 30 calendar days and 20 working days before the Meeting.

The Company holds regular meetings with its principal institutional stockholders and with financial analysts and brokers. These meetings involve the Group Chief Executive, the Group Director, Finance & Enterprise Technology, Heads of Divisions, the Chief Financial Officer, and the Head of Group Investor Relations, and are governed by prescribed procedures to ensure that price-sensitive information is not divulged.

Accounts and Directors’ Responsibilities

The Accounts and other information presented in this Report and Accounts are consistent with the Code Principle requiring the presentation of “a balanced and understandable assessment of the Company’s position and prospects”. The Statement concerning the responsibilities of the Directors in relation to the Accounts appears on page 176.

Going Concern

The Accounts continue to be prepared on a going concern basis, as the Directors are satisfied that the Company and the Group as a whole have the resources to continue in business for the foreseeable future. In forming this view, the Directors have reviewed the Group’s budget for 2004.

Internal Control

The Directors acknowledge that they are responsible for the Group’s system of internal control and for reviewing its effectiveness. Guidance (“Internal Control: Guidance for Directors on the Combined Code”) has been issued by the Irish Stock Exchange and the London Stock Exchange to assist Directors in complying with the 1998 Code’s requirements in respect of internal control. That Guidance states that systems of internal control are designed to manage, rather than eliminate, the risk of failure to achieve business objectives, and can provide only reasonable and not absolute assurance against material misstatement or loss.

The Group’s system of internal control includes:

•	a clearly defined management structure, with defined lines of authority and accountability;

•	a comprehensive annual budgeting and financial reporting system, which incorporates clearly defined and communicated common accounting policies and financial control procedures, including those relating to authorization limits; capital expenditure and investment procedures; physical and computer security; and business continuity planning. The accuracy and integrity of the Group’s financial information is confirmed through Divisional and Group level reports to the Chief Financial Officer;

•	the Group Risk Management function is responsible for ensuring that risks are identified, assessed and managed throughout the Group;

•	the General Manager, Regulatory Compliance & Business Ethics reports independently to the Audit Committee on the compliance framework across the Group and on management’s attention to compliance matters;

•	the Audit Committee, which receives reports on various aspects of control, reviews the Group’s statutory Accounts and other published financial statements and information, and ensures that no restrictions are placed on the scope of the statutory audit or on the independence of the Internal Audit and Regulatory Compliance functions. The Committee reports to the Board on these matters, and on compliance with relevant laws and regulations, and related issues;

•	appropriate policies and procedures relating to capital management, asset and liability management (including interest rate risk, exchange rate risk and liquidity management), credit risk management, and operational risk management. Independent testing of the risk management and control framework is undertaken by the Internal Audit function;

•	regular review by the Board of overall strategy, business plans, variances against operating and capital budgets and other performance data.

The Group’s structure and on-going processes for identifying, evaluating and managing the significant credit, market and operational risks faced by the Group are described in pages 59 to 66. Those processes are regularly reviewed by the Board, and accord with the above-mentioned Guidance.

The Directors confirm that, with the assistance of reports from the Audit Committee and Management, they have reviewed the effectiveness of the Group’s system of internal control for the year ended December 31, 2003.

Compliance Statement

As noted above, there was no designated senior independent Non-Executive Director for a three-week period; otherwise, the Company was in full compliance with the Provisions of the 1998 Code throughout 2003.

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

The directors consider that, in preparing the accounts on pages 80 to 170, which have been prepared on a going concern basis, the Company and the Group have, following discussions with the auditors, used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all accounting standards which, following discussions with the auditors, they consider applicable have been followed (subject to any explanations and any material departures disclosed in the notes to the accounts).

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

ALLIED IRISH BANKS, p.l.c.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM - KPMG

To the Members and Board of Directors of Allied Irish Banks, p.l.c.

We have audited the accompanying consolidated balance sheet of Allied Irish Banks, p.l.c. and its subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, cash flows and changes in stockholders’ equity for the year ended December 31, 2003 and 2002 as set out on pages 80 to 170. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of Allied Irish Banks, p.l.c. as at December 31, 2003 and 2002 and the results of its operations and cash flows for each of the years in the two-year period ended December 31, 2003 in conformity with accounting principles generally accepted in Ireland.

Accounting principles generally accepted in Ireland vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 50 to the consolidated financial statements.

Chartered Accountants

Dublin, Ireland

June 16, 2004

ALLIED IRISH BANKS, p.l.c.

REPORT OF INDEPENDENT AUDITORS - PricewaterhouseCoopers

Report of Independent Auditors To the Members and Board of Directors of Allied Irish Banks, p.l.c.

We have audited the accompanying consolidated profit and loss account, cash flows and total recognised gains and losses of Allied Irish Banks, p.l.c. and its subsidiaries as of December 31, 2001 as set out on pages 80 to 170, all expressed in euros. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

These financial statements have been prepared in accordance with accounting principles generally accepted in Ireland, except for the following matter. As described in Note 54 on page 169 in order to comply with the requirements of the United States Securities and Exchange Commission, prior years have been restated to reflect the exceptional foreign exchange dealing losses in the years the losses occurred. Under generally accepted accounting principles in Ireland prior years are restated for an error only if the error is a fundamental error as explained in Financial Reporting Standard No 3 “Reporting Financial Performance”. As the losses in respect of prior years are not considered to be fundamental in respect of those years, the financial statements may not be restated under generally accepted accounting principles in Ireland.

In our opinion, except for the effects of the restatement described in the previous paragraph, the consolidated financial statements referred to above, present fairly, in all material respects, the results of operations and their cash flows for the year ended December 31, 2001 of Allied Irish Banks, p.l.c., in conformity with accounting principles generally accepted in Ireland.

Accounting principles used to prepare these financial statements vary in certain material respects from accounting principles generally accepted in the United States. The application of the latter, after the restatement referred to in Note 54, would have affected the determination of consolidated net income attributable to ordinary stockholders expressed in euros for the year ended December 31, 2001, the determination of consolidated total assets, and consolidated total liabilities and ordinary stockholders’ equity also expressed in euros at December 31, 2001 to the extent summarized in Note 50 to the consolidated financial statements.

PricewaterhouseCoopers

Chartered Accountants

Dublin, Ireland

April 30, 2002, except for the paragraphs headed “Change in accounting policy and presentation of financial information” on page 80 and the restatements described in the paragraph headed up “Reserve Capital Instruments” on page 127 of this Form 20-F, as to which the date is June 16, 2004.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant, Allied Irish Banks, p.l.c., certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 16th day of June, 2004.

ALLIED IRISH BANKS, p.l.c. (Registrant)

By:	GARY KENNEDY
	Name:	Gary Kennedy
	Title:	Group Director, Finance & Enterprise Technology