Form 20-F
period 2004-12-31
ALLIED IRISH BANKS PLC
filed 2005-05-16
CIK 850364

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR l5(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2004

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

Non-cumulative preference shares of US$25 each	250,000
Ordinary shares of EUR 0.32 each	918,435,570

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

Item 17 ☐ Item 18 ☒

ALLIED IRISH BANKS, p.l.c.

ANNUAL REPORT ON FORM 20-F

FOR THE YEAR ENDED DECEMBER 31, 2004

REPORTING CURRENCY AND EXCHANGE RATES

Allied Irish Banks, p.l.c. (“AIB” or the “Company”) and its subsidiaries (collectively “AIB Group” or “Group”) publish consolidated financial statements in euro (€). The euro was introduced on January 1, 1999. Ireland joined the European Single Currency at the fixed translation rate of EUR 1=IR£0.787564. Each euro is made up of one hundred cent, denoted by the symbol “c” in these accounts.

In this Annual Report, references to “US dollars”, “dollars”, “US$”, “cents” or “¢” are to United States currency, references to “EUR”, “euro”, “€” or “c” are to euro currency, references to “sterling” or “Stg£” are to British currency, references to “zloty”, “PLN” or “zl” are to Polish currency and references to “Yen” are to Japanese currency. Merely for convenience, this Annual Report contains translation of certain euro amounts into dollars at specified rates. These translations should not be construed as representations that the euro amounts actually represent such dollar amounts or could be converted into dollars at the rate indicated or at any other rate. Unless otherwise indicated, the translations of euro into dollars have been made at €1.00 to US$1.2912 the noon buying rate in the City of New York for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York (“the noon buying rate”) on April 8, 2005.

The following table shows, for the periods and dates indicated, certain information regarding the noon buying rate, expressed in US dollars per euro.

	Period end(1)	Average rate(2)	High	Low
Year ended Dec. 31, 2000	0.9257	0.9184	1.0335	0.8271
Year ended Dec. 31, 2001	0.8822	0.8919	0.9535	0.8370
Year ended Dec. 31, 2002	1.0485	0.9495	1.0485	0.8594
Year ended Dec. 31, 2003	1.2597	1.1411	1.2597	1.0361
Year ended Dec. 31, 2004	1.3538	1.2487	1.3625	1.1801

(1)	The noon buying rate at such dates differed from the rates used in the preparation of AIB Group’s consolidated financial statements, which were US$0.9305, US$ 0.8813,US$ 1.0487, US$ 1.2630 and US$ 1.3621 to €1.00 at December 31, 2000, 2001, 2002, 2003 and 2004 respectively.

(2)	The average rate for each period is the average of the noon buying rates on the last day of each month during that period.

On April 29, 2005 the noon buying rate was EUR1.00 = US$1.2919

The accounting policy in respect of the translation of profits and losses arising in foreign locations is set out on page 102. A significant proportion of the Group’s earnings are denominated in currencies other than the euro. As a result, movements in exchange rates can have an impact on earnings growth. In 2004, the US dollar and Polish zloty average accounting rates weakened relative to the euro by 9% and 3% respectively and sterling strengthened relative to the euro by 1% compared with the year to December 2003. These rates movements, coupled with hedging profits of €28 million in the year to December 2003 (€1 million in 2004) had a 4% negative impact on the adjusted earnings per share growth rate in the year to December 2004. The average effective rates, including the impact of currency hedging activities, were as follows: €1 : US$ 1.17 (2003 : US$ 1.01; 2002 : US$ 0.90);€1 : Stg£ 0.70 (2003 : Stg£ 0.67; 2002 : Stg£ 0.63); €1 : PLN 4.58 (2003 : PLN 4.28; 2002 : PLN 4.13).

Details of the exchange rates used in the preparation of the Consolidated Financial Statements are set out in Note 48 of this report.

FORWARD–LOOKING INFORMATION

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations and business of the Group and certain of the plans and objectives of the Group. In particular, among other statements, certain statements in the Operating and Financial Review and Prospects with regard to management objectives, trends in results of operations, margins, risk management, competition and the impact of International Accounting Standards are forward-looking in nature. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, changes in economic conditions globally and in the regions in which the Group conducts its business, changes in fiscal or other policies adopted by various governments and regulatory authorities, the effects of competition in the geographic and business areas in which the Group conducts its operations, the ability to increase market share and control expenses, the effects of changes in taxation or accounting standards and practices, acquisitions, future exchange and interest rates and the success of the Group in managing these events. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made.

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

Selected financial data

The financial information set forth in the tables below for the years ended December 31, 2004, 2003, 2002, 2001 and 2000 has been derived from the audited Consolidated Financial Statements of AIB Group for those periods. AIB Group’s Consolidated Financial Statements are prepared in accordance with Irish GAAP, except as described below in respect of the total costs arising from the fraudulent foreign exchange trading activities (“Fraudulent Activities”) at Allfirst Bank, which differs in certain significant respects from US GAAP, as outlined in Note 50 of this report. This information should be read in conjunction with, and is qualified by reference to, the accounting policies adopted, the Consolidated Financial Statements of AIB Group and notes thereon for the years ended December 31, 2004, 2003 and 2002 included in this Annual Report.

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

In the completion of the Report on Form 20-F, of the total cost of €50 million in relation to investigation related charges (see Item 5, Operating Results, paragraph (g), “Investigation related charges”), €26 million was charged in 2004 and €24 million in 2003.

	Years ended December 31,
	2004		2004		2003		2002		2001		2000
	(Dollars in millions, except per share amounts)		(Euro in millions, except per share amounts)
SUMMARY OF CONSOLIDATED STATEMENT OF INCOME(1)
Net interest income before exceptional item	2,629		2,036		1,934		2,351		2,258		2,022
Deposit interest retention tax(2)	—		—		—		—		—		(113)

Net interest income after exceptional item	2,629		2,036		1,934		2,351		2,258		1,909
Other finance income	23		18		12		62		67		71
Other income excluding Fraud Losses(3)	1,593		1,234		1,206		1,514		1,426		1,304
Exceptional foreign exchange dealing losses(3)	—		—		—		(18)		(417)		(228)

Total operating income after exceptional items	4,245		3,288		3,152		3,909		3,334		3,056
Total operating expenses	2,435		1,886		1,960		2,328		2,278		1,997

Operating income before provisions	1,810		1,402		1,192		1,581		1,056		1,059
Provisions	174		135		177		251		204		134

Group operating income	1,636		1,267		1,015		1,330		852		925
Income from associated undertakings(1)	192		149		81		9		4		3
Income on disposal of property	12		9		32		5		6		5
Gain/(loss) on disposal of businesses(4)	22		17		(141)		—		93		—

Income before taxes, minority interests and preference dividends	1,862		1,442		987		1,344		955		933
Income taxes	438		339		315		296		187		239
Equity and non-equity minority interests	39		30		11		24		23		38
Preference dividends	6		5		5		8		15		20

Net income applicable to ordinary stockholders	1,379		1,068		656		1,016		730		636

Per ordinary share
Net income – basic	161.9	¢	125.4	c	76.3	c	117.0	c	84.8	c	74.3	c
Net income – adjusted	175.1	¢	135.6	c	107.0	c	122.7	c	108.6	c	106.7	c
Net income – diluted	161.3	¢	124.9	c	75.9	c	115.8	c	84.2	c	73.8	c
Dividends	76.7	¢	59.40	c	54.00	c	49.06	c	43.80	c	38.75	c
Amounts in accordance with US GAAP:
Net income	1,518		1,176		1,502		926		630		571
Net income applicable to ordinary stockholders	1,509		1,169		1,497		918		615		551
Net income per ordinary share	177.2	¢	137.2	c	174.2	c	105.5	c	71.5	c	64.5	c
Net income per ADS	353.8	¢	274	c	348	c	211	c	143	c	129	c

	December 31,
	2004	2004	2003	2002	2001	2000
	(Dollars in millions)	(Euro in millions except share amounts)
Summary of consolidated balance sheet
Total assets	132,012	102,240	80,960	85,821	89,061	79,792
Loans etc.	86,712	67,156	53,326	58,483	57,445	50,239
Deposits etc.	107,983	83,630	66,195	72,190	72,813	65,210
Dated capital notes	2,483	1,923	1,276	1,287	1,594	1,836
Undated capital notes	445	345	357	389	426	413
Reserve capital instruments	642	497	497	496	496	—
Equity and non-equity minority interests	1,565	1,212	158	274	312	272
Stockholders’ funds: non-equity	235	182	196	235	279	264
Stockholders’ funds: equity	6,971	5,399	4,921	4,180	4,574	4,509

Total capital resources	12,341	9,558	7,405	6,861	7,681	7,294

Capital stock - ordinary shares
Number of shares outstanding		918.4	907.6	897.4	886.7	879.2
Nominal value of €0.32 per share	380	294	290	287	284	281
Capital stock - preference shares
Number of shares outstanding		0.25	0.25	0.25	0.25	0.25
Stockholders’ funds: non-equity	235	182	196	235	279	264
Amounts in accordance with US GAAP:
Ordinary stockholders’ equity	8,776	6,797	5,951	5,911	5,664	5,002
Total assets(1)	129,447	100,253	79,565	86,432	88,560	78,216

	Years ended December 31,
	2004	2003	2002	2001	2000
OTHER FINANCIAL DATA(5)
Return on average total assets	1.19%	0.87%	1.21%	0.92%	0.93%
Return on average stockholders’ equity	20.7	14.1	23.3	16.1	14.6
Dividend payout ratio	47.8	69.0	42.3	52.0	52.6
Average ordinary stockholders’ equity as a percentage of average total assets	5.6	6.0	5.1	5.4	5.8
Allowance for loan losses as a percentage of total loans to customers at year-end	1.0	1.3	1.6	1.9	1.9
Net interest margin(6)	2.42	2.72	3.00	2.99	3.02
Tier 1 capital ratios(7)	7.9	7.1	6.9	6.5	6.0
Total capital ratio(7)	10.7	10.3	10.1	10.1	10.5
Other financial data in accordance with US GAAP:
Return on average total assets	1.32%	1.97%	1.10%	0.79%	0.83	%(8)
Return on average ordinary stockholders’ equity	19.57	24.79	15.88	10.82	11.32	(8)
Dividend payout ratio	43.7	30.2	46.6	61.7	60.7
Average ordinary stockholders’ equity as a percentage of average total assets	6.57	7.86	6.69	6.84	6.64

(1)	On April 1, 2003, AIB completed its integration of Allfirst Financial Inc. into M&T Bank Corporation (“M&T”). Consequently, the financial statements for the year ended December 31, 2003 reflect the income and expenses of All first for the period to March 31, 2003. From April 1, 2003, the Group accounted for its investment in the enlarged M&T as an associated undertaking. The Group’s 22.5% share of the income before restructuring costs and taxes of the enlarged M&T is reflected in the Group consolidated statement of income within the caption “Share of operating income of associated undertakings”. The Group’s share of the taxation charge for the enlarged M&T is included in the Group’s taxation charge.

(2)	On October 3, 2000, AIB announced that it had reached a full and final settlement with the Irish Revenue Commissioners of €114.33 million in relation to Deposit Interest Retention Tax (“DIRT”), interest and penalties in Ireland for the period April 1986 to April 1999. The settlement included €1.37 million paid in prior years. Although AIB believe that it had an agreement with the Revenue Commissioners in 1991 in relation to DIRT, the Board considered that concluding this settlement was in the best interests of stockholders, customers and staff. As a result an exceptional charge of €112.96 million was reflected in the accounts for the year ended December 31, 2000.

(3)	These amounts represent the losses arising from the Fraudulent Activities, reflected in the years they occurred under US reporting requirements (see note 53).

(4)

The profit on disposal of businesses in 2004 of €17 million relates to the sale of BZWBK’s subsidiary, Cardpoint S.A. of €13 million (tax charge €2 million) and the accrual of €4 million (tax charge €1 million), arising from the sale of the Govett business in 2003. In 2003, the loss of €141 million on disposal of businesses relates to the loss on disposal of the Govett business of €153 million (tax credit €1 million) offset by the profit on disposal of the AIB New York retail business of €7 million (tax charge €3 million), the profit on disposal of Polsoft of €4 million (tax charge €1 million) and €1 million being profit on the disposal of Allfirst Financial Inc. recognized in the statement of income (see note 15 to the consolidated financial statements). In August 2001, AIB’s interests in Keppel Capital Holdings Ltd. were sold to Oversea-Chinese Banking Corporation Limited, giving rise to a profit before taxation on disposal of €93 million (tax charge €nil).

(5)	The calculation of the average balances include daily and monthly averages and are considered to be representative of the operations of the Group.

(6)	Net interest margin represents net interest income as a percentage of average interest earning assets. The net interest margin for the years ended December 31, 2000 and 2004 reflects a net interest income figure that was adjusted to reflect a 365 day year for comparative purposes. The net interest margin for 2000 was calculated excluding the impact of the DIRT settlement.

(7)	The Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) guidelines for risk-based capital requirements, applicable to all bank holding companies, require the minimum ratios of Tier 1 capital and Total capital to risk adjusted assets to be 4% and 8% respectively. The Irish Financial Services Regulatory Authority (“IFSRA”) also has issued its guidelines for implementation of the requirements of the EC Council Directives on own funds, solvency ratios and capital adequacy in Ireland which, while similar to the Federal Reserve guidelines, require minimum Tier 1 and Total capital ratios of 4.25% and 8.5% for banking groups, respectively. Furthermore, the Federal Reserve Board has adopted leverage capital guidelines requiring bank holding companies to maintain a minimum ratio of Tier 1 capital to total quarterly average assets (“Tier 1 leverage ratio”) of at least 3%, in the case of a bank holding company which has the highest regulatory examination rating and is not contemplating significant growth. All other bank holding companies are expected to maintain a Tier 1 leverage ratio at least 1% to 2% above the stated minimum.

(8)	Excluding the impact of the deposit interest retention tax settlement of €103 million, the return on average total assets was 0.97% and the return on average ordinary stockholders’ equity was 13.29%.

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

Risk management

Like other banks, the Group faces financial risk in the conduct of its business, such as credit risk, operational risk and market risk (including liquidity risk). Following the discovery of the Fraudulent Activities in 2002, the Group undertook a number of actions to strengthen the risk management and control processes within the Group. Nonetheless, it is not possible to eliminate financial risk entirely. Following the IFSRA reports on the pricing of foreign exchange products (see Recent Developments on page 7), a management action plan was put in place to, interalia, improve and simplify product delivery processes in the Republic of Ireland, and further strengthen enterprise-wide quality assurance, risk and compliance functions. The Group’s approach to financial risk management, including the recent actions taken to strengthen risk management, is discussed in Item 11, “Quantitative and Qualitative Disclosures about Risk”.

Competition

The Group faces strong competition across all its markets from local and international financial institutions, including banks, building societies, life insurance companies and mutual insurance organizations. A more detailed discussion of these competitive factors, including the Group’s main competitors, is included in Item 4, “Information on the Company – Competition”. While the Group believes it is positioned to compete effectively with these competitors, there can be no assurance that increased competition will not adversely affect the Group in one or more of the markets in which is operates.

Regulatory risk

The Group’s business activities are subject to substantial regulation and regulatory oversight in the geographies in which we operate. In recent years, there have been significant regulatory changes in Ireland, the United Kingdom, the United States and Poland that have resulted in significantly increased compliance responsibilities and associated costs. See Item 4 “Information on the company - Supervision and regulation” for further detail. These and future regulatory developments, including changes to accounting standards (see also Item 8 “Financial information—Prospective accounting changes”), could have an adverse effect on how we conduct our business and on our results of operations. Our business and earnings are also effected by fiscal or other policies that are adopted by the various regulatory authorities of the Irish Government, the European Union, foreign governments and international agencies. The nature and impact of future changes in such policies are not predictable and are beyond the Group’s control.

Uncertain economic conditions

The Group’s business activities are dependant on the level of banking, finance and financial services required by its customers. In particular, levels of borrowing are heavily dependent on customer confidence, market interest rates and other factors that affect the economy. The Group conducts extensive activities in Ireland and elsewhere, most notably in the UK, the US and Poland. Although in recent years there have been significant adverse developments in world markets, the current outlook for the Irish and world economy is improving. The profitability of the Group’s businesses could, therefore, be adversely affected by a worsening of general economic conditions in its markets, as well as by foreign and domestic trading market conditions and/or related factors, including governmental policies and initiatives. An economic downturn or significantly higher interest rates could increase the risk that a greater number of the Group’s customers would default on their loans or other obligations to the Group, or would refrain from seeking additional borrowing. For a discussion on the Irish economy see Item 4 “Information on the company—The Irish economy”.

Relationship with M&T Bank Corporation (“M&T”)

The disposal of Allfirst and the concurrent acquisition of a 22.5% shareholding and board representation in M&T means that the Group’s investment in its US operations has changed from a wholly owned subsidiary to that of an investment in an associated undertaking, with a resulting reduction in control. Management believes that this transaction will allow it to continue to prudently grow its business in the US, benefitting from a more effective day-to-day control over its US operations by the M&T management team, while recognizing that AIB does not exercize a controlling influence on the operations of M&T. In connection with this transaction the Group has responsibilities to regulators as a source of financial strength and support in respect of the enlarged M&T business.

Item 4.	Information on the company

Allied Irish Banks, p.l.c. has its registered office at Bankcentre, Ballsbridge, Dublin 4, Ireland. (Telephone number +353-1-660 0311)

The following additional statistical information may be found elsewhere as follows:

I.	Average balance sheet - see Item 5 - “Average balance sheet and interest rates” on pages 27 and 28.

II.	Investment portfolio - see Item 18 - Note 25 on pages 128 to 129 and Note 50 on pages 162 to 179.

III.	Loan portfolio

(a)	Types of loans - See Item 11 - “Loan portfolio” on page 83.

(b)	Maturities and sensitivities of loans to changes in interest rates - See Item 18 - Note 52 on pages 183 and 184 and Item 11 - “Loan portfolio” - “Analysis of loans to customers by maturity and interest rate sensitivity” on page 87.

(c)	Risk elements

- Non-accrual, past due and restructured loans - see Item 11 - “Loan portfolio - Risk elements in lending” on page 92.

- Potential problem loans - see Item 11 - “Loan portfolio - Provision and allowance for loan losses” on pages 87 and 88.

- Foreign outstandings - see Item 11 - “Loan portfolio - Cross-border outstandings” on page 95.

IV.	Summary of loan loss experience

(a)	Analysis of the allowance for loan losses - see Item 11 - “Loan portfolio - Movements in the allowance for loan losses” on page 88.

(b)	Allocation of the allowance for loan losses - see Item 11 - “Loan portfolio - Analysis of allowance for loan losses” on page 91.

V.	Deposits and short-term borrowings

See Item 5 - “Placings with banks”, “Deposits by customers”, “Customer deposits by currency” and “Short-term borrowings” on pages 44 to 45.

VI.	Capital ratios

See Item 5 - “Capital ratios” on pages 41 to 42.

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

In December 1970, AIB commenced the expansion of its network of branches in Britain. Since 1972, AIB has opened overseas branches in New York, the Cayman Islands and Singapore. Subsidiary companies were set up in the Isle of Man and Jersey (Channel Islands). Representative offices were established in a number of States in the US. In September, 2003, AIB sold its retail business in New York to Atlantic Bank of New York.

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

On April 1, 2003, AIB completed its integration of Allfirst Financial inc. into M&T Bank Corporation (“M&T”). Under the terms of the agreement, AIB received 26.7 million M&T shares, representing a stake of approximately 22.5% in the enlarged M&T, together with US$ 886.1 million cash. The agreement allowed for the cash consideration to be reduced by the amount of a pre- close dividend from Allfirst Financial Inc. Consequently the cash consideration payable by M&T reduced to US$21.1 million.

In July 1991, AIB acquired TSB Bank Northern Ireland p.l.c. (“TSB NI”), a bank with 56 branches in Northern Ireland. The AIB and TSB NI businesses in Northern Ireland were integrated and the combined operations trade under the service mark “First Trust Bank”. In October 1996, AIB’s retail operations in Great Britain were integrated under the direction of a single board and the enlarged entity was renamed as AIB Group (UK) p.l.c. with two distinct trading names “First Trust Bank” in Northern Ireland and “Allied Irish Bank (GB)” in Great Britain.

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

Recent Developments

Sale and leaseback of New Bankcentre Development

The Group owns its headquarters building at Bankcentre, Ballsbridge, Dublin 4. A development project is underway which will double the office space on the campus with an expected completion date of early 2008. In February 2005, the Group entered into discussions with a number of parties with a view to entering into a sale and leaseback transaction in relation to this new development. It is envisaged that such a transaction will generate a capital benefit to the Group which will be derived over a number of years.

Appointment of Group Chief Executive Designate

Mr Eugene Sheehy was appointed Group Chief Executive Designate in March 2005, to succeed Mr Michael Buckley on his retirement. Prior to his appointment, Mr Sheehy was Chairman and Chief Executive Officer, Mid Atlantic Division, M&T Bank, a position he assumed on April 1, 2003 following the acquisition by the Group of a strategic stake in M&T Bank Corporation (“M&T”).

Pricing of foreign exchange products

On May 6, 2004, AIB announced that it had been applying prices to certain foreign exchange products without the formal regulatory approval of the Central Bank of Ireland from August 1995 and subsequently the Director of Consumer Affairs from May 1996. The error was not addressed until April 2004 and this resulted in a number of customers paying charges other than those notified to the Regulator on certain foreign exchange products. AIB, having consulted with the Irish Financial Services Regulatory Authority, (“IFSRA”), immediately commissioned an independent investigation by an international accountancy firm into this affair and on May 14, 2004 appointed Mr Lauri McDonnell, former Irish Comptroller and Auditor General, as the independent assurer of the investigation. An initial report was made to the IFSRA and the Board of Directors of AIB on July 23, 2004 and the delivery of the final report was announced on September 15, 2004.

It emerged from the investigation that AIB failed to notify the regulator as required by law in relation to certain regulated charges which it levied on its customers. However, the rates charged by AIB were in line with the rates notified by its competitors. It also became clear that there was no legal obligation to pay restitution because the customers paid the rates advertized or agreed. The extensive investigation process also identified 24 cases where AIB had charged in excess of the rate agreed with the customer. A Committee of the Board of Directors of AIB considered the report on the investigation and disciplinary action is in progress. IFSRA reports on these matters were issued on July 23 and December 7, 2004. A management action plan has been agreed with IFSRA. It includes:

- the introduction of a Speak Up policy to help staff raise concerns;

- plans to improve and simplify product delivery processes in the Republic of Ireland;

- further work to strengthen enterprise-wide quality assurance, risk and compliance functions.

In addition AIB has commissioned an annual independent audit of fees and charges for a sample of customers and will report the results to the Regulator. The board appointed Mr Eugene Ludwig, Managing Partner of the Promontory Group to advise on the adequacy and appropriateness of all actions to be taken in AIB in relation to all relevant control, risk, compliance and governance issues arising from recent events.

The total cost of the investigation including all expenses was approximately €50 million. This included the potential refund of approximately €26.1 million to customers in respect of notification errors and approximately €8.1 million in restitution including interest in relation to non-regulated charges. AIB commenced repayments to customers on August 20, 2004.

Faldor investigation

On May 27, 2004, AIB announced the outcome of an investigation into an offshore vehicle, Faldor Ltd. The funders and beneficiaries of Faldor Ltd. were five former senior executives of AIB and the funds, which totalled no more than €750,000 at any time, were managed by AIB Investment Managers Ltd. (“AIBIM”), a subsidary of AIB Group. The relationship between Faldor Ltd. and AIBIM was formed in 1989 and ceased in 1996. In late August 2003, the Managing Director of AIBIM was made aware of this relationship and alerted senior management and the Board of Directors of AIB. Having identified possible irregularities pertaining to this relationship AIB immediately brought it to the attention of the IFSRA. AIB then initiated an internal investigation, the terms of reference of which were agreed with the IFSRA. Arising out of the findings of this investigation AIB agreed with the IFSRA to undertake a further investigation supervized by Mr. Maurice O’Connell, former Governor of the Central Bank of Ireland.

The investigation that followed found that Faldor was the only investment vehicle of this kind and that it did not receive any advantage in deal allocation to the disadvantage of other customers. The financial impact on AIB of remedying the matters investigated was not material. The inquiry also found that high quality deal allocation practices and standards have been in place in AIB Investment Managers since 1997. (The Investment Intermediaries Act of 1995 introduced formal deal allocation rules in the Irish Market). The Revenue Commissioners have stated that they have no matter outstanding in relation to these issues with AIB.

On December 7, 2004, IFSRA published its final report on this matter.

Disciplinary action concerning people in our employment in terms of the Faldor matter is in progress.

International Financial Reporting Standards (“IFRS”)

The impact of the implementation of IFRS on the Group’s accounting policies is set out in Item 8, Financial Information, Prospective accounting changes. On March 1, 2005, the Group announced IFRS Earnings per share (“EPS”) guidance of 135c-137c for 2005.

Dividend reinvestment plan

The Group’s dividend reinvestment plan has been suspended due to the increasing dilutive impact on earnings per share growth. Accordingly, the 2004 final dividend will be paid in cash to all shareholders.

Business overview

Description of business

AIB Group provides a diverse range of banking, financial and related services, principally in Ireland, the United States (“US”), the United Kingdom (“UK”) and Poland. AIB has some 281 branches and outlets in the Republic of Ireland, where the directors estimate its share of the total market for both euro loans and deposits to be in excess of 20%. In Northern Ireland, through its wholly-owned subsidiary AIB Group (UK) p.l.c., which trades there as First Trust Bank, AIB Group operates from some 57 branches and outlets. In Britain, AIB Group (UK) p.l.c., which trades there as Allied Irish Bank (GB), provides a range of banking services through 32 branches and 12 development offices.

Until April 1, 2003, AIB’s main operations in the US were carried out through its subsidiary Allfirst Financial Inc. (“Allfirst”) and through the corporate and retail services of its New York branch. Allfirst operated through branch offices in Maryland, adjoining States and the District of Columbia. As set out in Note 1 of the Notes to the Consolidated Financial Statements, from April 1, 2003, AIB’s main operations in the US are carried out through its interest in M&T Bank Corporation (“M&T”). M&T is headquartered in Buffalo, New York and has a branch network of approximately 700 branches in six States and the District of Columbia. AIB’s direct presence in the US consists of Corporate Banking, Treasury and Not For Profit businesses based in New York, with offices in a number of other principal US cities.

In Poland, the Group operates from 387 branches and outlets, primarily in Western Poland, through its 70.5% owned subsidiary BZWBK.

AIB Group’s activities are conducted through four major operating divisions—AIB Bank ROI; AIB Bank GB & NI; Capital Markets; and Poland. At December 31, 2004 AIB Group had consolidated total assets of €102.2 billion and employed over 22,800 people on a full time equivalent basis.

The distribution of assets and the number of employees between those major operating divisions was as follows:

	Assets		Employees
	As at December 31, 2004		Year ended December 31, 2004
	(Euro in millions)%			%
Division
AIB Bank ROI	43,065	42	9,374	41
AIB Bank GB & NI	15,082	15	2,932	13
Capital Markets	32,398	32	2,475	11
Poland	6,666	6	7,419	32
Group	5,029	5	620	3

Total	102,240	100	22,820	100

Divisional information

AIB Bank Republic of Ireland division

The AIB Bank ROI division, with total assets of €43.1 billion at December 31, 2004 encompasses the Group’s retail and commercial banking operations in Ireland, Channel Islands and Isle of Man; AIB Finance & Leasing; Card Services and AIB’s life and pensions subsidiary, Ark Life Assurance Company Limited. AIB Bank ROI provides banking services through a distribution network of some 281 locations (190 branches and 91 outlets), and in excess of 682 automatic teller machines (“ATMs”). AIB cardholders also have access to over 53,960 LINK ATMs in the UK as well as 855,000 Visa Plus serviced ATMs worldwide. AIB has an agency agreement with An Post, the national post office network, which enables AIB customers to carry out basic transactions at over 1,000 post office locations nationwide. A debit card “Laser” is operated jointly with other financial institutions in Ireland. In addition, the division offers telephone and internet banking for the routine transactions of personal customers through which they can pay bills, transfer money between accounts, search for cheques and view and order statements. Telephone and internet banking is also suitable for sole trader business customers. For other business customers, an internet based banking service called iBusiness Banking is available. It offers secure internet banking and a comprehensive cash management solution, including domestic and cross-border payment functionality.

Branch banking services are provided across the range of customer segments, including individuals, small and medium sized commercial customers, farmers and the corporate sector. Through the branch network, the division provides a variety of savings and investment products, loans and overdrafts, home loans, home improvement loans, foreign exchange facilities, a full range of money transmission services and issues Visa® and Mastercard® credit cards. AIB Bank ROI manages its loan portfolio in accordance with set policies, best practice guidelines, procedures and lending criteria. In this regard, specific policies are in place for significant portfolios, including Building, Construction & Property and Home Mortgages. The division competes aggressively in the personal market with home mortgages and credit cards through highly visible customer value and rate led marketing campaigns.

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

AIB Bank Great Britain and Northern Ireland division

The AIB Bank GB & NI division, with total assets of €15.1 billion, operates in two distinct markets, Great Britain and Northern Ireland, with different economies and operating environments. AIB Group (UK) p.l.c., registered in the UK and regulated by the FSA (Financial Services Authority), operates as the legal entity for the division.

Great Britain

In this market, the division operates under the trading name Allied Irish Bank (GB) from 32 full service branches and 12 business development offices. The Divisional Head Office is located in Uxbridge, in west London, with significant back office processing undertaken at a Divisional Processing Centre in Belfast.

A full service is offered to business and personal customers, although there is a clear focus on relationship banking in the mid- corporate business sector, owner managed businesses, professionals, and high net worth individuals.

Corporate Banking services are offered from London, Birmingham, and Manchester, with particular expertise in the commercial property, education, health and charity sectors.

For the sixth consecutive time, Allied Irish Bank (GB) has won the title of “Britain’s Best Business Bank” from the Forum of Private Business, being ranked top for customer service and maintaining its lead over other major banks.

Northern Ireland

In this market, the division operates under the trading name First Trust Bank from 57 full service branches throughout Northern Ireland. The First Trust Bank Head Office is located in Belfast, together with the Divisional Processing Centre. A full service is offered to business and personal customers, across the range of customer segments, including personal customers, small and medium sized enterprises, and the corporate sector.

Specialist services, including mortgages, credit cards, invoice discounting and asset finance are based in Belfast and delivered throughout the division.

First Trust Independent Financial Services provides sales and advice on regulated products and services, including protection, investment and pension requirements to the whole of the division

Capital Markets division

AIB Capital Markets, with total assets of €32.4 billion at December 31, 2004, manages the Corporate Banking, Global Treasury (with the exception of the International Banking Services in BZWBK) and Investment Banking, which includes Asset Management and Stockbroking, activities of the Group.

The activities of the Capital Markets division are delivered through the following main business units: AIB Corporate Banking, Global Treasury, Investment Banking and Allied Irish America (“AIA”).

AIB Corporate Banking provides a fully integrated, relationship-based banking service to top-tier companies, both domestic and international, financial institutions and Irish commercial state companies. AIB Corporate Banking has a dedicated unit focusing on developing and arranging acquisition and project finance principally in Ireland, the UK and Continental Europe, and has established Mezzanine Finance funds and CDO funds. The cumulative size of the CDO funds at December 31, 2004 was €1,484 million. AIB Corporate Banking operates in Ireland, the UK, the US and Continental Europe.

Global Treasury through its treasury operations manages, on a global basis, the liquidity and funding requirements and the interest and exchange rate exposure of the Group. In addition, it undertakes proprietary trading activities, and provides a wide range of treasury and risk management services to the corporate, commercial and retail customers of the Group. It also provides import and export services through its international activities.

Investment Banking provides a comprehensive range of services including corporate finance through AIB Corporate Finance Limited, corporate finance and stockbroking through Goodbody Stockbrokers, structured cross-border financing transactions and sophisticated back-office services through AIB International Financial Services Limited, and custodial, trustee and fund administration services through joint ventures with The Bank of New York. At 31 December, 2004, the AIB/The Bank of New York joint venture, AIB/BNY Fund Management (Ireland) Ltd., had €99 billion (US$ 135 billion) of funds under administration. AIB/BNY Trust Company Limited had assets under custody of €84 billion (US$ 114 billion). Investment Banking services also include the management of alternative asset management activities (i.e. hedge funds), venture capital funds and property fund activities (principally property in Poland). Asset management is provided through AIB Investment Managers Limited (“AIBIM”) in the Republic of Ireland. The company manages assets principally for institutional and retail clients with €9.9 billion of funds under management.

AIA’s core business activity is within the not for profit sector, operating principally from New York, with offices in a number of other principal US cities. The operations also include related fund raising businesses based in the US and in Canada.

AIB Capital Markets is headquartered at Dublin’s International Financial Services Centre. It also operates from a number of other Dublin locations, and operates AIB’s treasury operations in London, New York and Poland, corporate banking offices in Frankfurt and Paris and in various UK cities, and offices managed by AIB International Financial Services Limited in Budapest, Zurich and Luxembourg.

Poland division

Poland division, with total assets of €6.7 billion at December 31, 2004 comprises Bank Zachodni WBK (“BZWBK”) in which AIB has a 70.5% shareholding, together with its subsidiaries and associates. BZWBK Wholesale Treasury and an element of BZWBK Investment Banking subsidiaries results are reported in Capital Markets division. AIB completed the merger of its Polish operations in 2001, forming BZWBK, Poland’s fifth largest bank. BZWBK’s registered office is located in Wroclaw in south-western

Poland. Key support functions are also located in offices based in Poznan and Warsaw. At the end of 2004, BZWBK had total assets of PLN 26.2 billion, operated through 387 branches and outlets and 578 ATMs. It employed approximately 7,470 staff, including subsidiaries. BZWBK offers comprehensive services to retail and corporate customers. Apart from core banking products and services, its offering includes mortgages, credit cards, retail bonds, mutual funds, treasury and capital market products, leasing and factoring facilities, foreign trade services, asset management, etc.

In providing many of its specialized services BZWBK is supported by the subsidiaries. It operates mainly in the western part of the country and also has a significant presence in major urban areas across Poland such as Warsaw, Krakow, Gdansk and Lodz. BZWBK Corporate Business Centers based in Poznan, Warsaw, Wroclaw, Krakow and Gdansk provide direct and comprehensive relationship-based services to large and mid-sized corporates. It is the aim of these Centers to provide a top quality customer service proposition and at the same time ensure the highest standards of credit underwriting. This relationship approach is expected to provide real benefits both for the customer and BZWBK.

Competition

There is strong competition among providers of banking services, based upon the quality and variety of products and services, customer relationship management, convenience of location, technological capability, and the level of interest rates and fees charged to borrowers and interest rates paid to depositors.

AIB Group has committed itself to pursuing an integrated multi-channel strategy utilizing branches, telephone, internet and other direct channels in a complementary manner, based on customer choice.

Republic of Ireland AIB Group provides a diverse range of banking services in the Republic of Ireland. It is subject to competition across the spectrum of banking activity. The major domestic competitor is Bank of Ireland, which like AIB has its headquarters in Dublin. The other principal bank competitors are Anglo Irish Bank, Bank of Scotland (Ireland), National Irish Bank (which is a subsidiary of Danske Bank), Permanent TSB (the retail division of Irish Life & Permanent plc), and Ulster Bank (which is a subsidiary of the UK bank, Royal Bank of Scotland Group plc). There is, in addition, competition from building societies, mortgage specialists, credit unions, and some smaller financial institutions. The Irish Competition Authority has initiated a study of competition in the provision of banking services in the Republic of Ireland. A draft report and recommendations have been published by the Authority with the final report scheduled for distribution in September 2005.

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

Britain/Northern Ireland Further consolidation was seen in the banking sector during 2004, as the larger banks sought to achieve greater economies of scale. The trend to outsource activities to lower cost economies continues, resulting in lower cost income ratios although the longer-term impact on customers and staff is as yet uncertain.

The major competition in Great Britain comes from the main clearers, Royal Bank of Scotland/National Westminster, Barclays, Halifax Bank of Scotland, Lloyds TSB and HSBC. In Northern Ireland, the principal competition is from Ulster Bank, Northern Bank, Bank of Ireland, and UK building societies. There is also a strong credit union movement targeting the personal market, with the majority of customers using a range of financial product providers to obtain the most competitive prices.

Poland AIB Group, through its investment in BZWBK, has an approximate 5% share of the Polish financial services market and important regional market concentration. BZWBK is competing with nationwide banks such as PKO BP, Pekao, Bank BPH and ING Bank Slaski both in the retail and corporate market. The rivalry among major banks is increasing, yet the Polish banking sector remains relatively young and shows considerable potential for growth. Good long-term prospects are likely to attract more foreign banks and further accelerate competition. Now that Poland is part of the EU, credit institutions from other member states can set up branches and undertake banking activities without obtaining a license from the Polish Commission of Banking Supervision. BZWBK’s extensive branch network supported by investment in e-banking and increasingly sophisticated product offerings should enable it to successfully grow and protect its market share in the target regions. BZWBK implemented a new, centralized IT system which enhanced efficiency and development of new business. The process of converting branches to the new IT system was completed in April 2003. This, along with the on-going transfer of knowledge and expertise from AIB Group, makes the Bank well-positioned to compete with major players in the Polish market, both at present and in the future.

United States M&T competes in offering commercial and personal financial services with other banking institutions and with firms in a number of other industries, such as thrift institutions, credit unions, personal loan companies, sales finance companies, leasing companies, securities firms and insurance companies. Furthermore, diversified financial services companies are able to offer a combination of these services to their customers on a nationwide basis. M&T’s operations are significantly impacted by state and ferderal regulations applicable to the banking industry. Moreover, the provisions of Gramm-Leach, have allowed for increased competition among diversified financial services providers, and the Interstate Banking Act and the Banking Law may be considered to have eased entry into New York State by out-of-state banking institutions. As a result, the number of financial services providers and banking institutions with which M&T competes may grow in the future.

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

Strategy

AIB Group’s principal objectives are to deliver a distinctive value proposition to its customers and to maintain and enhance its position as Ireland’s leading financial services company and to be in the top quartile of its European peer group in terms of earnings per share. AIB Group seeks to do this by bringing its customers a distinctive combination of best products (using third party suppliers where appropriate to meet customer needs), best service (with dependability at its heart), best relationships (built by knowledgeable and engaging employees) and, finally, best delivery (with a wide range of channels available to its customers accessing our services). It calls this strategy “the AIB way”. The elements of AIB’s strategy include:

(i)	An organically led growth strategy in our strong core markets

(ii)	A robust but enabling control culture

(iii)	Consistent double digit EPS growth

(iv)	Tangible ROE consistently in excess of 20%

(v)	Commitment to efficiency and effectiveness

(vi)	Disciplined and effective capital management including the management of funding and liquidity challenges

(vii)	Proactively exploring non-organic growth opportunities in AIB’s chosen markets

In Ireland, AIB’s strategy is to strengthen its positioning in this high growth economy. In particular, AIB will reposition its direct banking proposition for the mass consumer market with a view to substantially greater market penetration.

AIB Group derives a significant portion of its revenues (and has significant assets) outside Ireland, principally in the United Kingdom, Poland and (by virtue of its shareholding in M&T) the United States. Consistent with AIB Group’s broader international strategy, these countries were chosen because they met the following key criteria:

(a)	Economies with strong potential

(b)	High standards of banking and investment services supervision by home regulators

(c)	Political stability and satisfactory legal system

(d)	High standards of public accounting with good transparency

(e)	Good spread of industrial and services sectors, not over dependent on one or two sectors.

In Great Britain AIB’s strategy is to deepen and strengthen its presence through market share gains in the mid-corporate market and in Northern Ireland through customer acquisition and greater product penetration across business and retail banking. In Poland AIB seeks to develop a formidable retail and commercial banking franchise to deliver profitable market share growth. In the US, M&T continues to enable AIB to strengthen its involvement in the US regional banking market.

AIB is committed to investing significantly to deliver best in class adherence to regulatory programmes.

AIB’s Board, management and staff are very committed to enhancing stockholder value. The Board and management of the Group regularly reviews business performance; performance is assessed against business plans and prior periods with divergences explained and analyzed.

The Board and management view the Group as having a conservative risk profile, with a prudent approach to lending activities accompanied by strong provision cover. AIB Group has a limited appetite for market risk and has implemented detailed procedures to manage operational risk.

The Group is committed to a consistent dividend policy, and has a strong track record of dividend growth.

The Irish economy

The following section contains some preliminary official economic outturn data, which are correct at the time of signing this report. It also contains some forward-looking statements about the economic outlook which could be influenced by, among other things, political events and by changes in government economic and fiscal policies and by central bank monetary policies.

AIB Group activities in Ireland account for approximately 69% of total Group assets. As a result, the performance of the Irish economy is extremely important to the Group. However, the Group’s business operations in the United States, the United Kingdom and Poland mean that it is also influenced by political, economic and financial developments in those economies.

Economic growth in the Irish economy, as conventionally measured by changes in real GDP, increased by 4.9% in 2004. This compared with 3.7% in 2003 and brought the averaged increase in the five years to 2004 to 6.1% per annum.

This exceptionally strong long term Irish economic performance reflected a combination of favourable supply and demand side domestic and international factors which had developed in the 1990s. On the domestic side, key factors were a highly educated and growing labour force, tax reform, and wage cost competitiveness achieved through a series of social partnership arrangements. On the external side, the Irish economy benefited from improved access to European and global markets, capital inflows from the European Union (“EU”) and inward foreign direct investment.

The expansion in the economy in 2004 was broad based as between the growth in domestic demand and the contribution of net exports. Ireland is currently enjoying a large rise in population of about 1.5% per annum, an expanding employment base of around 3% per annum and rapid residential and non-residential infrastructural development which fuelled growth in domestic demand of over 4.5% in 2004. These factors are expected to have a similar influence on Irish domestic demand in 2005.

Because of the large role played by exports by foreign owned multinationals in the Irish economy, there is a significant amount of annual profit repatriations which often results in differences in the annual growth in real GDP and real GNP. The latter was smaller in absolute terms in 2004, by the equivalent of almost 21% of nominal GDP. However, real GNP growth in 2004 surpassed that of real GDP, rising by 5.5%. Over the five years to 2004, however, real GNP grew at an annual average rate of 4.7%.

The Irish economy is forecast to grow by 6% in terms of changes in real GDP in 2005. The growth in real GNP is forecast at 5.5%. As in 2004, both domestic demand and net exports are forecast to make sizeable contributions to the growth in real GDP.

Prospects for the United States and the United Kingdom, Ireland’s two most important trading partners, are expected to remain reasonably favourable in 2005. The International Monetary Fund (“IMF”) and the EU Commission expect that economic growth in the United States will grow by about 3.5% in 2005. Growth in the United Kingdom is forecast by these international institutions to be close to its non-inflationary potential of 2.5-2.75%. Economic growth in Poland was strong in 2004, with real GDP up by an estimated 5.3%. The Polish economy is forecast to grow by around 4% in 2005.

Ireland is a member of the eurozone, where euro notes and coins were introduced on January 1, 2002. The European Central Bank (“ECB”), which regulates monetary policy for the euro area as a whole, has held the official refinancing rate unchanged at 2.0% since June 2003. As the Irish economy accounts for less than 2% of eurozone GDP, economic and monetary developments in Ireland have only a marginal impact on the determination of monetary policy in the area as a whole.

In terms of changes in the external value of the euro, there has been a loss of Irish competitiveness vis-a-vis the US dollar but the euro remains at competitive levels versus sterling from an Irish point of view. Trade with non-eurozone countries remains important to Ireland. Irish external trade with the United States and the United Kingdom, our two most important trading partners, accounted for a combined 37% of total merchandize exports and 45% of merchandize imports in 2004.

The annual rate of inflation stood at 2.1% in March 2005. The average rate of inflation in 2004, as measured by the official Consumer Price Index (“CPI”), was 2.2%, down from 3.5% in 2003. The average for 2005 is expected to be 2.2%. Irish inflation is now broadly in line with the average for the eurozone.

The Irish public finances are very stable and close to balance. Irish budgetary policy remains well within the terms of the EU’s Stability and Growth Pact, which sets an upper limit of 3% on general government deficits as a percentage of GDP. Ireland had a general government surplus of 1.3% of GDP in 2004 and is officially projected to run a deficit of 0.7% of GDP in 2005. The projected deficit comes against a background where public capital spending will exceed 5% of GDP and where the Exchequer has a surplus of over 2.5% of GDP in terms of the difference between day–to-day spending and revenue.

Ireland’s general government debt/GDP ratio is forecast at 30% in 2005. The debt ratio has fallen steadily from 95.5% in 1991. The maintenance of budgetary stability is helped by the strength of the labour market. Ireland continues to experience a strong rate of net job creation, up 3.6% year-on-year in the final quarter of 2004. While the growth in the labour force was also buoyant, the unemployment rate fell to 4.3% at the end of 2004.

Ireland’s medium term prospects remain favourable, though conditional on the maintenance of overall competitiveness and continued fiscal stability. The government and the social partners are committed to the continuation of these policies. The medium term outlook is pointing to annual growth in real GDP of 5% on average and the maintenance of an inflation rate of around 2.5% per annum.

Supervision and regulation

Ireland

Overview of financial services legislation

The establishment of a single regulatory authority for the financial services sector in Ireland was effected by the Central Bank and Financial Services Authority of Ireland Act 2003 (the “2003 Act”) which continued the corporate existence of the Central Bank of Ireland but re-named it as the Central Bank and Financial Services Authority of Ireland (the “Bank”) and established the Irish Financial Services Regulatory Authority (“IFSRA”) on May 1, 2003, as a constituent part of the Bank. IFSRA is responsible for regulating and supervising a range of banking and financial services entities in Ireland including credit institutions, investment firms, stockbroking firms, insurance companies and credit unions and operates on the principle of consolidated regulation. The Central Bank and Financial Services Authority of Ireland Act 2004 (the “2004 Act”) is complementary to the 2003 Act and includes provisions for the establishment of a financial services ombudsman to deal with consumer complaints about financial institutions, consumer and industry consultative panels to advise IFSRA and new reporting and auditing obligations for financial institutions.

The banking regulatory code in Ireland is comprised principally of the Central Bank Acts 1942 to 1998, as amended (the “Central Bank Acts”); regulations made under the European Communities Act 1972; and regulatory notices issued by IFSRA. The ministerial regulations and regulatory notices implement in Ireland the substantial range of EU directives relating to banking regulation addressed in detail below. The Central Bank Acts regulate the conduct of banking business in Ireland and provide that banking business may only be carried on by the holder of a banking license or an entity which exercises “passport rights” to carry on business in Ireland (as to which, see further below). IFSRA may, in its discretion, grant or refuse a license under the Acts and may attach conditions to any licenses granted. IFSRA is empowered in specified circumstances, after consultation with the Minister for Finance, to revoke a license granted under the Central Bank Acts. Each of Allied Irish Banks, p.l.c., AIB Capital Markets p.l.c. and AIB Finance Limited holds a banking license; no conditions are attached to any of these licenses.

In addition to the credit institutions listed above, the AIB Group includes a number of other financial services companies, each of which is also regulated by IFSRA, in its capacity as the single financial services regulator. The AIB Group’s subsidiary company, Ark Life Assurance Company Limited, carries on business as an authorized life assurance company and must comply with the provisions of legislation including, the Insurance Act 1936 (as amended) and the European Communities (Life Assurance) Framework Regulations 1994 (the “Framework Regulations”). Another AIB Group subsidiary company, Goodbody Stockbrokers, is authorized as a stockbroking company pursuant to the Stock Exchange Act 1995, which is the principal piece of legislation regulating stockbroking firms. A number of subsidiaries of the AIB Group including AIB Investment Managers Limited, AIB Corporate Finance Limited, Allied Irish Capital Management Limited and AIB International Financial Services Limited, provide investment business services or investment advice and each is authorized as an investment business firm under the Investment Intermediaries Act 1995. The AIB Group’s operations in other jurisdictions are addressed below.

The EU “passport”

The Second Banking Directive (Directive 89/646/EEC) was the key legislative provision which introduced a single market in banking within the European Union (the “EU”). The Second Banking Directive was implemented in Ireland by the European Communities (Licensing and Supervision of Credit Institutions) Regulations 1992 (the “Passport Regulations”). The Passport Regulations permit a credit institution authorized in an EU Member State (its “Home State”) to do business in any other EU Member State (“Host State”) without having to obtain an official authorization from the relevant regulator in the Host State. The authorization from the Home State operates effectively as a “passport” to do business throughout the EU. Other EU Directives which have been implemented in Ireland provide similar “passporting” mechanisms for authorized stockbroking firms, authorized investment business firms and authorized life assurance companies. In the spirit of co-operation between financial regulators throughout the EU, the Passport Regulations provide that in exercising its regulatory functions, IFSRA may collaborate with any competent authority from another Member State with similar functions, to the extent that it considers reasonable. The Passport Regulations also permit IFSRA to carry out an inspection or investigation of a credit institution from another EU Member State which has exercized passport rights and established a branch in Ireland.

IFSRA

IFSRA has a wide range of statutory powers to enable it to effectively regulate and supervise the activities of financial institutions in Ireland. Features include prudential regulation, codes of conduct and restrictions on acquiring transactions, each of which is addressed in more detail below. IFSRA also has wide ranging powers of inspection; inspectors appointed by IFSRA can enter the relevant premises, take documents or copies thereof, require persons employed in the business to provide information, and order the production of documents. In cases of extreme concern, IFSRA may direct a license holder to suspend its business activity for a specified period and may also intervene in the management or operation of an entity. IFSRA must also approve appointments to senior and influential positions in licensed entities and has the power under the Central Bank Act 1942, as amended by the 2004 Act, to impose sanctions directly on financial institutions for failure to comply with regulatory requirements, subject to a right of appeal to the Irish Financial Services Appeals Tribunal.

Prudential supervision and codes of conduct

In the context of its prudential supervision of credit institutions and investment business firms, IFSRA has powers to implement EU Directives relating to the financial regulation of such entities. It may from time to time require a credit institution/investment business firm to maintain a specified ratio, or a certain minimum or maximum ratio, between its assets and its liabilities, which may be expressed to apply to all license holders of a specified category or categories, to the total assets or total liabilities of the license holders concerned, or to specified assets or to assets of a specified kind. IFSRA is principally concerned to ensure that certain minimum standards apply (before a license/authorization is issued and, on an ongoing basis) in respect of the following: (a) initial capital requirements; (b) own funds/solvency requirements; (c) capital adequacy requirements; (d) liquidity requirements; (e) large exposures limits; and (f) funding requirements. The European Communities (Financial Conglomerates) Regulations 2004 (the “Financial Conglomerate Regulations”) have implemented in Ireland the Financial Conglomerates Directive (Directive 2002/87/EC). The Financial Conglomerate Regulations put in place new rules regarding the supplemental supervision of regulated entities in a financial conglomerate; that is, a financial group which provides products and services in the banking, investment and insurance sectors. The new requirements include own funds requirements, notification obligations in relation to risk concentrations and intra-group transactions and obligations in relation to the maintenance of adequate risk management processes and internal control mechanisms.

The existing capital adequacy rules for credit institutions and investment business firms are derived substantially from the Basel I Accord originally signed in 1988. It is expected that, following the publication of the Basel II framework, and the implementation of European Commission’s Proposal of July 14, 2004 for the Capital Requirements Directive, the capital adequacy rules currently applicable to banks and investment firms will be amended significantly. The AIB Group is currently considering the impact of the new requirements on its business. In terms of prudential supervision of other financial services firms within the AIB Group, a life assurance company is required by IFSRA to ensure that it maintains technical and mathematical reserves; a prescribed margin of solvency; and a minimum guarantee fund. A stockbroking firm is required by IFSRA to maintain specified asset and liability ratios and capital structures.

For prudential reasons, restrictions are imposed generally on “acquiring” transactions involving an investment by third parties in a credit institution, investment business firm, stockbroking firm or life assurance company. IFSRA approval is required for substantial acquisitions by credit institutions.

A credit institution is also restricted in terms of the investments which it may make in third parties. First, the Licensing and Supervision Requirements and Standards for Credit Institutions (the “Licensing Standards”) prohibit a credit institution from acquiring, directly or indirectly, more than 10% of the shares or other interests in another company without the prior written approval of IFSRA. The credit institution must also notify IFSRA of any disposal of the whole or part of such a holding. Second, the Passport Regulations prohibit a credit institution from investing an amount of more than 15% of its own funds in the acquisition of a qualifying holding of any company, other than another credit institution or financial institution or an EU-

authorized insurance company. The total amount of such qualifying holdings should not exceed 60% of the credit institution’s own funds.

IFSRA had issued a range of codes of conduct/practice applicable to credit institutions and other regulated financial entities, including investment business firms, stockbroking firms and insurance companies. The codes address a substantial range of requirements including; supervisory and reporting requirements; advertising requirements; books and records requirements; disclosure requirements; and client money requirements.

Deposit protection and investor compensation

Under the European Communities (Deposit Guarantee Schemes) Regulations 1995, as amended by the European Communities (Deposit Guarantee Schemes) Regulations 1999, which implement in Ireland the Deposit Guarantee Schemes Directive 94/19/EC, IFSRA operates a deposit protection scheme under which each licensed bank must contribute to the deposit protection account held by IFSRA. The maximum amount payable is 90% of all deposits held by one depositor subject to a maximum compensation payment of €20,000. Currently, the level of contribution required is 0.2 per cent of deposits (in whatever currency) held at all branches of the licensed bank in the EEA, including deposits on current accounts but excluding interbank deposits and deposits represented by certificates of deposit. The Investor Compensation Act 1998 (the “1998 Act”) provided for the establishment of the Investor Compensation Company Limited (the “ICCL”) to administer and supervise investor compensation schemes. The 1998 Act requires authorized investment firms to pay the ICCL such contribution to the fund maintained by the ICCL as the ICCL may from time to time specify. ICCL is given discretion to specify different rates or amounts of contributions or different bases for the calculation of contributions of different classes or categories of investment firms.

Companies legislation

Each Irish AIB Group company is incorporated under the Irish Companies Acts 1963 to 2003 (the “Companies Acts”) or previous legislation having equivalent effect, and must comply with the provisions of such legislation. The Director of Corporate Enforcement, an Irish independent statutory officer, is responsible for encouraging compliance with, and enforcement of, the Companies Acts.

Significant changes are proposed to the regulatory landscape in Ireland for a range of companies (including all public limited companies and private limited liability companies exceeding applicable thresholds), not limited to financial services companies, by the Companies (Auditing and Accounting) Act 2003 (the “2003 Companies Act”). The 2003 Companies Act prescribes requirements in relation to the preparation of compliance statements by company directors. Although enacted in December 2003, the provisions of the 2003 Companies Act imposing the new compliance obligations have not yet been commenced. Directors of a qualifying company will be obliged to formally identify all of the company’s relevant statutory obligations; ensure that the company’s policies and financial and other procedures provide a reasonable assurance of compliance with those obligations in all material respects; and prepare compliance statements confirming that such measures are in place. In preparation for the introduction of these new requirements, the AIB Group is conducting a substantial compliance exercize to meet the requirements of the 2003 Companies Act. Prior to their introduction, the directors’ compliance statement provisions will be subject to a regulatory impact assessment by the Company Law Review Group which may entail further delays to the commencement of such provisions and/or modifications to the provisions as currently drafted. Additionally, the 2004 Act gives the Bank the power to request a licensed entity to provide it with a statement confirming that the entity has complied with its relevant obligations/guidelines, thus going further than the general company law obligation to ensure that appropriate policies and procedures are in place.

Consumer credit

The provision of credit to consumers is regulated in Ireland by the Consumer Credit Act 1995 (the “1995 Act”) and the 1995 Act is relevant to the AIB Group to the extent that any of its Group companies provides credit to consumers. The 1995 Act prescribes a range of detailed requirements to be included in consumer credit agreements and imposes a number of obligations on the provider of such credit. The 1995 Act imposes a requirement on all credit institutions to notify IFSRA in advance of imposing any charge in relation to the provision of a service on a customer; increasing any charge previously notified or imposing any charge that does not comply with a direction from IFSRA. The Consumer Director, a full member of the board of IFSRA, aims to monitor closely the provision of financial services to consumers. The European Commission published a Proposal for a Directive on the Community-wide harmonization of consumer credit law which will impact the provisions of the 1995 Act, but the proposal has yet to be adopted. In the context of the ever evolving regulatory framework, new regulations entitled the European Communities (Insurance Mediation) Regulations 2005 have implemented the EU Directive on insurance mediation. These Regulations lay down rules for undertaking insurance mediation and reinsurance mediation.

Anti-money laundering

Financial institutions (including credit institutions, investment business firms, stockbroking firms and insurance companies) designated under the Criminal Justice Act 1994 (the “1994 Act”), as amended, are obliged to take the necessary measures to effectively counteract money laundering in accordance with the provisions of the 1994 Act and the relevant sectoral Guidance Notes which have been issued with the approval of the Money Laundering Steering Committee. The 1994 Act and the relevant Guidance Notes set out measures to counteract money laundering in line with the Forty Recommendations of the OECD based Financial Action Task Force and the EU Directives on the prevention of the use of the financial system for the purposes of money laundering.

Data protection

The Data Protection Acts, 1988 and 2003 (the “DPA”) regulate the retention and use of data relating to individual customers. The DPA also requires certain “data controllers” including financial institutions and insurance companies which process personal data to register with the Irish Data Protection Commissioner. Each relevant AIB Group company has complied with its obligations under the DPA.

United Kingdom

Regulation of AIB Group (UK) p.l.c.

AIB Group (UK) p.l.c. is a company incorporated in Northern Ireland and is authorized by the Financial Services Authority (the “FSA”) under the Financial Services and Markets Act 2000 (the “FSMA”) to carry on a wide range of regulated activities (including deposit taking and certain investment business) in the UK. It carries on business under the trading names “Allied Irish Bank (GB)” and “First Trust Bank” in Great Britain and Northern Ireland, respectively.

The FSMA is the principal piece of legislation governing the establishment, supervision and regulation of financial services in the UK. The FSA is the single regulator for the full range of financial business in the UK; it derives its powers under the FSMA and regulates both the prudential aspects and conduct (including market conduct) of those businesses.

The FSA is responsible both for the prudential supervision and for the general supervision of AIB Group (UK) p.l.c.’s business in the UK. The FSA’s prudential rules include requirements in respect of, among other things, capital adequacy, limits on large exposures and liquidity. The FSA carries out a systematic analysis of the risk profile of each regulated financial institution, in accordance with its “ARROW” framework (Advanced Risk Responsive Operating frameWork). The basic method of prudential supervision of banks employed by the FSA involves the regular reporting of statistical information in a set of returns giving both balance sheet and consolidated statement of income data, material on the maturity structure of assets and liabilities, sectoral analysis of business and details of concentration of risk in assets and deposits. Regular review meetings are held by the FSA with AIB Group (UK) p.l.c. management to discuss issues such as performance, risk management and strategy. AIB Group (UK) p.l.c. is also required to comply with the other (non-prudential) rules promulgated by the FSA, including rules relating to conduct of business, market conduct (including market abuse), money laundering (see further below) and systems and controls.

As with other EU member states, the UK will be required to implement the proposed EU Capital Requirements Directive (described in “Supervision and regulation – Ireland” above) into national law. The FSA published its consultation paper on the implementation of the Capital Requirements Directive in January, 2005. The various approaches under the framework set out in the Capital Requirements Directive will be implemented in the UK in stages, some from year-end 2006, and the most advanced at year-end 2007.

AIB Group (UK) p.l.c. has the statutory power to issue bank notes as local currency in Northern Ireland (it does this under the name “First Trust Bank”). In this connection it is subject to the provisions of the Bank Charter Act 1844, the Bankers (Northern Ireland) Acts 1845 and 1928, the Currency and Bank Notes Act 1928, the Allied Irish Banks Act (Northern Ireland) 1971, the Allied Irish Banks Act 1981, the Allied Irish Banks Act 1993 and the Allied Irish Banks Act 1996.

The Banking Code is a voluntary code followed by UK banks (and building societies) in their relations with personal customers in the UK. It covers current accounts, personal loans, savings and credit cards. The first Banking Code took effect in March 1992 and is revised periodically; the most recent revised edition became effective on March 1, 2005. The Business Banking Code covers banks’ relations with small businesses (those with a turnover of up to £1 million a year). The first Business Banking Code took effect in March 31, 2002 and a revised edition became effective on March 1, 2005. AIB Group (UK) p.l.c. has adopted both the Banking Code and the Business Banking Code. Compliance with each of the Codes is monitored by the Banking Code Standards Board.

First Trust Independent Financial Advisers Ltd (a company incorporated in Northern Ireland) is authorised by the FSA to advise, arrange and deal (as agent) in certain investments, including pensions, insurance, securities, shares and regulated mortgage contracts. As in the case of AIB Group (UK) p.l.c., the FSA is responsible both for the prudential supervision and for the general supervision of First Trust Independent Financial Advisers Ltd’s business in the UK.

Regulation of AIB

AIB is incorporated and has its head office in Ireland, and is authorized as a credit institution in Ireland by the IFSRA. Pursuant to the Banking Consolidation Directive (Directive 2000/12/EC) (which consolidated various directives including the Second Banking Directive discussed in “Supervision and regulation – Ireland” above, and which is implemented in the UK by the FSMA), AIB has exercised its EU “passport” rights to provide banking, treasury and corporate treasury services in the UK through the establishment of branches (in the name of AIB) and also on a cross-border basis.

In accordance with the Banking Consolidation Directive, the “home state” regulator (here, the IFSRA) has primary responsibility for the prudential supervision of credit institutions incorporated in Ireland. However, credit institutions exercizing their “passport” rights must comply with certain requirements (in particular, conduct of business rules) set by the “Host State” regulator (here, the FSA). In addition, the FSA has a responsibility to co-operate with the IFSRA in ensuring that branches of Irish credit institutions in the UK maintain adequate liquidity and take sufficient steps to cover risks arising from their open positions on financial markets in the UK.

Under the Banking Consolidation Directive, the Host State regulator (here, the FSA) is empowered in specified circumstances to impose a prohibition on, or to restrict the listed activities of, an incoming firm utilizing its EU passport. Consistent with the allocation of supervisory responsibilities in the Banking Consolidation Directive, the FSA would usually only exercize such powers after consulting the IFSRA and indeed, in certain circumstances, the Banking Consolidation Directive explicitly requires such consultation. The FSA has a memorandum of understanding with the IFSRA which, inter alia, expresses the willingness of the respective authorities to exchange information in order to facilitate the effectiveness of the supervision of credit institutions in the EU. It also provides for the exchange of information in crisis situations and in cases where the authorities become aware of contraventions of the law by institutions covered by the Banking Consolidation Directive operating in their territory.

Regulation of other AIB Group entities

Certain other AIB Group entities currently have FSA authorization to carry on regulated activities (either by way of the right to provide cross-border services into the UK under the EU passport or by way of direct authorization); however, they carry on an insignificant amount of business in the UK at present.

Insurance mediation

Regulation of general insurance mediation under the FSMA commenced on January 14, 2005. Arranging, advising on, dealing (as agent) in, and assisting in the administration or performance of general insurance business (the “Insurance Mediation Activities”) are (subject to applicable exemptions) regulated activities under the FSMA. Each of AIB Group (UK) p.l.c. and First Trust Independent Financial Advisers Ltd is authorised by the FSA to carry on all Insurance Mediation Activities.

Mortgage regulation

Regulation of residential mortgage business under the FSMA commenced on October 31, 2004 (the “Commencement Date”). Entering into, arranging, advising on and administering regulated mortgage contracts, and agreeing to do any of these things, are (subject to applicable exemptions) regulated activities under the FSMA. AIB Group (UK) p.l.c. is authorized by the FSA to enter into, arrange and administer (but not advise on) regulated mortgage contracts, while First Trust Independent Financial Advisers Ltd is authorized by the FSA to advise on and arrange (but not enter into or administer) regulated mortgage contracts.

The UK government intends that regulated mortgage contracts will not be regulated by the Consumer Credit Act 1974 (the “CCA”), which otherwise governs certain credit agreements made with consumers (see below). This exemption only affects credit agreements made on or after the Commencement Date, and credit agreements made before the Commencement Date but subsequently changed such that a new contract is entered into on or after the Commencement Date and constitutes a regulated mortgage contract. A court order under section 126 of the CCA is, however, necessary to enforce a land mortgage securing a regulated mortgage contract that would, apart from this exemption, be regulated by the CCA or be treated as such.

Dispute resolution

The FSMA gives the FSA the power to make rules relating to the handling of complaints by firms and provides for the establishment of an independent dispute resolution scheme to resolve complaints about financial services firms quickly and with minimum formality. The body established to administer and operate this scheme is the Financial Ombudsman Service Limited.

Deposit protection and investor compensation

The Financial Services Compensation Scheme (“FSCS”) protects depositors in respect of their deposits with authorized banks in the UK. Payments under the FSCS are limited to 100% of the first £2,000 of a depositor’s total deposits with the institution and 90% of the next £33,000, resulting in a maximum payment of £31,700. The FSCS also applies to investments, and covers loss arising when an investment business goes out of business and is unable to make payments to investors and also loss arising from bad investment advice or poor investment management. Payments under the FSCS for a claim against an investment firm are limited to 100% of the first £30,000 of an investor’s total investment and 90% of the next £20,000, resulting in a maximum payment of £48,000. Each of AIB Group (UK) p.l.c. and First Trust Independent Financial Advisers Ltd is covered by the FSCS. AIB, as a bank operating in the UK under its EU passport, is not covered by the FSCS but, in accordance with the Deposit Guarantee Directive (Directive 94/19/EC), is covered by its home state (Ireland) deposit compensation scheme (as described in “Supervision and regulation – Ireland” above).

Companies legislation

AIB, having established a place of business in England in connection with its corporate and treasury operations in the UK, is also subject to the provisions of the Companies Acts of Great Britain which apply to overseas companies. AIB Group (UK) p.l.c. and each other AIB Group company incorporated in Northern Ireland is subject to the provisions of the Companies Order (Northern Ireland) 1986.

Consumer credit

The CCA regulates the provision of secured and unsecured loans for amounts up to £25,000 and ancillary credit businesses such as credit brokerage and debt collecting. The Office of Fair Trading is responsible for the issue of licenses under, and the superintendence of the working and the enforcement of the CCA and other consumer protection legislation. Each of AIB and AIB Group (UK) p.l.c. holds a current CCA license. In December 2004, the UK Parliament published a Consumer Credit Bill for the purposes of reforming the CCA. However, the Consumer Credit Bill lapsed with the dissolution of the UK Parliament on April 8, 2005. The provisions of the bill may be introduced in a new bill following the 2005 general election.

The Unfair Terms in Consumer Contracts Regulations 1999 (together with the Unfair Contract Terms Act 1977, the “Unfair Terms Regulations”) apply to certain contracts for goods and services entered into with consumers, including mortgages and related products and services. The main effect of the Unfair Terms Regulations is that a contractual term covered by the Unfair Terms Regulations which is “unfair” will not be enforceable against a consumer.

Anti-money laundering

All persons engaged in the UK financial sector are subject to the UK anti-money laundering regime as set out in the Money Laundering Regulations 2003 (the “2003 Regulations”) (which impose requirements on such persons as to customer identification, record keeping, internal reporting and training of employees) and the Proceeds of Crime Act 2002 (which requires persons working in the regulated sector to disclose knowledge or suspicion of money laundering). Regulated entities are also subject to the FSA’s Money Laundering Sourcebook (which reflects rules similar to those in the 2003 Regulations). The Joint Money Laundering Steering Group (the “JMLSG”) Guidance Notes 2003 provide practical assistance in complying with the UK anti-money laundering regime. On March 14, 2005 the JMLSG published its proposals for new guidance for the UK financial sector on the prevention of money laundering and combating the financing of terrorism.

Data protection

The Data Protection Act 1998 regulates the retention and use of data relating to individual customers. It requires every “data controller” who is processing personal data to notify the UK Information Commissioner. Each relevant AIB Group company has made appropriate notifications under that Act.

Poland

Overview of banking regulation

Bank Zachodni WBK S.A. (“BZWBK”), with its registered office in Wroclaw, is established under Polish Law as a joint stock company authorized to carry out banking business in Poland. It is subject to the regulatory framework laid down by the Banking Act of 1997 as amended (“Banking Act”), the National Bank of Poland Act of 1997 as amended (“NBP Act”), specific regulation by the National Bank of Poland (“NBP”) and the Banking Supervision Commission (“BSC”), the Law on the Banking Guarantee Fund of 1994 as amended (“BGF Law”) and the Act on Public Trading in Securities of 1997 as amended (“PTS Act”).

The Banking Act is of primary importance as it regulates the operation of the Polish banking system. It defines the principles governing foundation of banks in Poland, their organization, activity, turnaround process, liquidation, bankruptcy and supervision. In compliance with its articles, banking business in Poland is restricted to holders of banking licenses. After Poland’s accession to the EU, the amendments to the Banking Act implemented the EU “single market” principle. As a result, credit institutions from other EU member states may undertake banking business in Poland upon notifying the BSC. A branch set up by such a credit institution is subject to supervision by appropriate authorities in the credit institution’s home state. Still, it must comply with Polish law and the BSC is obliged to monitor its liquidity. The Banking Act and the respective executive regulations have established various prudential standards, including limits on each bank’s commitments to individual customers, limits on lending concentrations, classification of the quality of bank assets, constraints on equity investments, monthly reporting of liquidity levels and capital adequacy ratios. These requirements are generally in line with international standards.

The NBP and the BSC

The NBP Act regulates the NBP, including the Monetary Policy Council and the BSC. The NBP, being the central bank of Poland, does not engage in commercial banking, but performs regulatory functions in relation to banks operating in Poland. The Monetary Policy Council, which is placed within the NBP, is responsible for the monetary policy of Poland, sets official interest rates and the obligatory reserve rate. The BSC supervises the activities of Polish banks and its decisions are implemented by the General Inspectorate of Banking Supervisory (“GIBS”), an organizationally autonomous authority within the NBP structures. The objective of the supervision carried out by the BSC and its executive agency, GIBS, is to monitor and curtail excessive exposure of banks to various banking risks and thus ensure the safety of customer deposits and the stability of the financial system. The main tools employed by them include: (a) assessment of adequacy and qualifications of bank management as part of the license issuing process and the reviewing of the management composition and ownership structure; (b) development of regulations limiting risk- exposure, including capital requirements, liquidity levels, limits on net open FX positions, etc.; (c) monitoring financial standing of banks through the prudential reporting system; (d) identifying potential threats to banks’ financial soundness and initiating preventive measures and remedy programs; and (e) performing on-site examinations of banks to evaluate the quality of their reporting, risk management methods and compliance with the applicable law and statutes.

Deposit protection

Pursuant to the BGF Law, a banking guarantee fund was created to offer deposit insurance to all bank customers and to assist banks in the case of solvency problems. The BGF Law stipulates that banks must contribute the same predetermined percentage of the value of their risk-adjusted assets and guarantees to the Banking Guarantee Fund. The scheme provides for full coverage for each depositor up to the PLN equivalent of €1,000 with the surplus being guaranteed at the rate of 90% up to the PLN equivalent of €22,500.

Supervision of capital markets

As an issuer of securities admitted to public trading, BZWBK is also subject to the PTS Act. The PTS Act regulates public trading and lays down the principles of founding, organization and supervision of capital market participants. It establishes professional supervision of capital markets by a specialized government agency, the Securities and Exchange Commission, which, among other tasks, aims at ensuring equal access to reliable information for all investors. Issuers of publicly traded securities are required to provide information on any events that may have a substantial impact on the value of such securities. The information is published in the form of periodic reports (annual, semi-annual, quarterly) and current reports (reporting on current events concerning the issuer of securities which may potentially influence the price of relevant instruments) defined by the executive regulations with regard to the PTS Act.

Anti-money laundering

The Act on Counteracting Introduction into Financial Circulation of Property Values Derived from Illegal or Undisclosed Sources of 2000 regulates the principles and procedures in counteracting the use of material assets from illegal or undisclosed sources into financial circulation and on counteracting the financing of terrorism, and also the duties of entities involved with regard to gathering and disclosing information.

Data protection

The Act on the Protection of Personal Data of 1997 determines the principles of personal data processing and the rights of natural persons whose data is or can be processed as a part of a data filing system. It requires every controller who is processing personal data to submit a notification of the personal data filing system with the General Inspector for the Protection of Personal Data. BZWBK has made appropriate notifications under that Act.

United States

Nature of the AIB Group’s US activities

AIB conducts operations in the United States directly and also indirectly through its shareholding in M&T. These direct and indirect activities require AIB and its affiliates to comply with a range of US federal and state laws.

Applicable federal and state banking laws and regulations

The International Banking Act of 1978 (the “IBA”) imposes limitations on the types of business that may be conducted by AIB in the United States and on the location and expansion of banking operations in the US. Because of its 22.5% shareholding in M&T, AIB is also subject to the provisions of the Bank Holding Company Act of 1956, as amended (together with regulations thereunder, the “BHCA”), and is subject to regulation by the Board of Governors of the Federal Reserve System (the “Board”).

A fundamental principle underlying the Board’s supervision and regulation of bank holding companies is that a bank holding company should act as a source of financial strength to, and commit resources to support, each of its subsidiary banks. Subsidiary banks are in turn to be operated in a manner that protects the overall soundness of the institution and the safety of deposits. While M&T is the first tier holding company for this purpose, AIB also has responsibility for acting as a source of financial strength and support with respect to M&T and its subsidiaries.

The business and activities of M&T are subject to regulation by state and federal bank regulatory agencies. Furthermore, there are regulatory limitations on the amount of dividends the banking subsidiaries of M&T may pay without prior regulatory approval. The banking regulators may prohibit the payment of any dividend which would constitute an “unsafe or unsound practice”.

The Gramm-Leach-Bliley Act (the “GLBA”), signed into law on November 12, 1999, provided for sweeping financial modernization for commercial banks, savings associations, securities firms, insurance companies, and other financial institutions operating in the United States. Among other things, the GLBA permits qualifying financial institutions that elect financial holding company (“FHC”) status to engage in expanded securities and insurance underwriting and sales activities. AIB has not elected FHC status and does not currently intend to engage in expanded activities pursuant to the GLBA. Similarly, M&T has not elected FHC status.

In addition to its indirect operations in the United States through M&T, AIB conducts corporate lending, treasury and other operations directly through its New York branch and additional offices in major US cities. The New York branch is licensed by the Superintendent of Banks of the State of New York, and is subject to supervision, regulation and periodic examination by the Banking Department of the State of New York. Acting through the New York branch and its various US offices, AIB is subject to a variety of federal and state banking and other laws, although since the sale of its retail banking business, it is no longer examined by (nor are its deposits any longer insured by) the Federal Deposit Insurance Corporation.

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

Applicable federal and state securities laws and regulations

AIB’s ordinary shares are listed on the New York Stock Exchange and are registered with the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934 (the “Exchange Act”). Like other registrants, AIB files Exchange Act reports and other information with the SEC, including Annual Reports on Form 20-F and Current Reports on Form 6-K. On July 30, 2002, the President of the United States signed into law the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley

Act”). The Sarbanes-Oxley Act imposes significant requirements on AIB and other non-US banks required to file reports with the SEC. These include requirements with respect to the composition of AIB’s audit committee, the supervision of AIB’s auditors (and the services that may be provided by such auditors), and the need for personal certification by the chief executive officer and chief (principal) financial officer of Annual Reports on Form 20-F, as well as the financial statements included in such reports and related matters.

The SEC has recently adopted selected rule changes to accommodate specific concerns of non-US registrants such as AIB that are subject to its reporting requirements. On March 2, 2005, it agreed to extend the deadline for compliance by non-US companies with the internal control requirements adopted under the Sarbanes-Oxley Act. The postponement means that AIB will not become subject to the SEC’s internal control reporting requirements until the first fiscal year ending on or after July 15, 2006. In addition, on April 13, 2005, the SEC further amended its rules to provide a one time accommodation to non-US (mainly EU) companies that propose to file financial statements with the SEC prepared in accordance with IFRS for the first time. This rule change will permit eligible non-US companies, including AIB, to file two years as against the customary three years of income statements, changes in shareholders’ equity and cash flows prepared in accordance with IFRS, with appropriate related disclosure. This accommodation will be adopted by AIB in connection with the filing of its Form 20-F in 2006. The rule change will not affect the currently applicable requirement to reconcile selected line items in the financial statements to US GAAP.

Description of property

At December 31, 2004 AIB Group operated from approximately 770 branches and outlets worldwide, principally in Ireland, Northern Ireland, Britain and Poland. A majority of the branches and offices are owned outright, with the remainder being held under commercial leases.

AIB Group owns its headquarters building at Bankcentre, Ballsbridge, Dublin 4, a campus style complex of interlinked buildings on a site of approximately 14 acres completed in 1979. It contains approximately 350,000 square feet of space (gross) and houses most of AIB Group’s support functions. A development project is now underway which will double the office space on this campus with an expected completion date of early 2008. The Group currently operates out of a number of head office locations in Dublin. This new development will facilitate the consolidation of support and business activities and hence significantly reduce the number of head office locations. In February 2005, the Group announced that it was entering into a sale and leaseback transaction in relation to this development.

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

In Britain, AIB Group (UK) p.l.c is the major tenant of Bankcentre—Britain, located at Belmont Road, Uxbridge, West London, occupying approximately 63% of the 74,000 square feet of office space. The building, held under a 25 year lease from completion of construction in 1988, serves as headquarters for AIB Group operations in Britain.

In Northern Ireland, AIB Group (UK) p.l.c owns the First Trust Centre, a building containing 90,000 square feet of office space and located at 92 Ann Street, Belfast. This, together with a building at 4 Queens Square, Belfast comprising 32,000 square feet serves as headquarters for AIB Group operations in Northern Ireland.

In Poland, BZWBK owns its head office buildings in Wroclaw at 9/11 Rynek, occupying 62,348 square feet, and at Strzegomska Str. 8-10, occupying 72,448 square feet. The Bank has also a long leasehold interest in its head office buildings at Plac Andersa 5 in Poznan, occupying 113,572 square feet, and at Marszalkowska Str. 142 in Warsaw, occupying 26,667 square feet.

Organizational structure

During 2004, the business of AIB Group was conducted through four(1) major operating divisions and its principal subsidiaries as described below:

Divisions

AIB BANK ROI DIVISION	AIB BANK GB & NI DIVISION	CAPITAL MARKETS DIVISION
Allied Irish Banks, p.l.c.	AIB Group (UK) p.l.c.	Allied Irish Banks, p.l.c.

General retail and commercial banking through some 281 branches and outlets in the Republic of Ireland.

AIB Finance Ltd.

Asset financing company providing installment/variable and fixed rate loans and deposit products in Ireland.

32 branches and 12 development offices in Britain, trading as Allied Irish Bank (GB), focused primarily on small and medium sized enterprises.

57 branches and outlets in Northern Ireland, trading as First Trust Bank, focused on general retail and commercial banking and also asset finance and leasing.

Management of liquidity and funding needs; interest and exchange rate exposures; financial market trading activities; provision of lending; trade and commercial treasury services.

Provision of corporate banking and not for profit activities through its New York branch. Manages AIB’s Cayman Islands branch and offices in Philadelphia, Los Angeles, Chicago and Atlanta.

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

POLAND DIVISION Bank Zachodni WBK S.A. A commercial and retail bank which operates through 387 branches and outlets, primarily in western Poland.

AIB Capital Markets p.l.c.

Corporate banking and Treasury activities including corporate advisory services, provision of venture capital and corporate finance.

AIB Corporate Finance Ltd.

Provision of advice to companies wishing to raise capital through public or private offerings and placements.

Allied Irish Capital Management Ltd.

Acts as a commodity trading advisor and provides alternative investment management services, specializing in hedge funds, financial futures and interbank foreign exchange.

Goodbody Holdings Ltd.

Provision of a broad range of stockbroking services, through its subsidiary, Goodbody Stockbrokers.

AIB International Financial Services Ltd.

Provider of sophisticated, outsourced financial services and structured financial engineering solutions for international banks and corporations.

AIB Asset Management Holdings Ltd.

Asset management and funds management for institutional and retail clients principally from Dublin.

AIB Fund Services Ltd.

Holds the investment in the joint venture with Bank of New York to provide fund administration, custodial and trustee services.

The above subsidiary undertakings are wholly-owned with the exception of Allied Irish Capital Management Limited (91.25%) and Bank Zachodni WBK S.A. (70.5%). The registered office of each is located in the principal country of operations.

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

A specific provision is made against problem loans when, in the judgement of management, the estimated repayment realizable from the obligor, including the value of any security available, is likely to fall short of the amount of principal and interest outstanding on the obligor’s loan or overdraft account. Certain consumer portfolios are provided for on a delinquency basis. These portfolios are Credit Cards, Leasing and Home Mortgages. The amount of the specific provision made in AIB Group’s consolidated financial statements is intended to cover the difference between the balance outstanding on non-performing loans and estimated recoveries.

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

The grading systems have been internally developed and are continually being enhanced, e.g. externally benchmarked, to help underpin the aforementioned factors which determine the estimates of expected loss. In conjunction with the preparation for Basel II, a significant review and upgrade of all of these models has been carried out with a view to ensuring appropriate quality and standards are maintained in line with best practice. Estimated expected loss is only one element in assessing the adequacy of the allowances.

All AIB divisions assess and approve their provisions and provision adequacy on a quarterly basis. These provisions are in turn reviewed and approved by the AIB Group Credit Committee on a quarterly basis with ultimate Group levels being approved by the Group Audit Committee and the Group Board of Directors.

Fair value of financial instruments

Some of the Group’s financial instruments are carried at fair value, including derivatives and debt securities held for trading purposes. Financial instruments entered into as trading transactions, together with any associated hedging thereof, are measured at fair value and the resultant profits and losses are included in dealing profits.

Financial instruments are either priced with reference to a quoted market price for that instrument or by using a valuation model. Where the fair value is calculated using financial-markets pricing models, the methodology is to calculate the expected cash flows under the terms of each specific contract and then discount these values back to a present value. These models use as their basis independently sourced market parameters including, for example, interest rate yield curves, equities and commodities prices, option volatilities and currency rates. Most market parameters are either directly observable or are implied from instrument prices. However, where no observable price is available then instrument fair value will include a provision for the uncertainty in the market parameter based on sale price or subsequent traded levels. The calculation of fair value for any financial instrument may require adjustment of quoted price or model value to reflect the cost of credit risk (where not embedded in underlying models or prices used), hedging costs not captured in pricing models and adjustments to reflect the cost of exiting illiquid or other significant positions. This would also include an estimation of the likely occurrence of future events which could affect the cashflows of the financial instrument. The valuation model used for a particular instrument, the quality and liquidity of market data used for pricing, other fair value adjustments not specifically captured by the model and market data are all subject to internal review and approval procedures and consistent application between accounting periods.

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

Retirement benefits

AIB Group prepares its financial statements in accordance with Financial Reporting Standard 17—“Retirement Benefits”. The Group provides a number of defined benefit and defined contribution retirement benefit plans in various geographic locations, the majority of which are funded. In relation to the defined benefit plans, a full actuarial valuation is undertaken every three years and is updated to reflect current conditions in the intervening periods. Plan assets are valued at market value. Plan liabilities are measured on an actuarial basis, using the projected unit method and discounted at the current rate of return on a high quality corporate bond of equivalent term and currency to the liability. Actuarial gains and losses are recognized immediately in the statement of total recognized gains and losses.

In calculating the plan liabilities and the charge to the income statement the directors have chosen a number of assumptions within an acceptable range, under advice from the Group’s actuaries. The impact on the consolidated statement of income and the consolidated balance sheet could be materially different if a different set of assumptions were used.

Long term assurance

Changes in the net present value of the profits inherent in the in-force policies of the long-term assurance business are included in the statement of income. In estimating the net present value of the profits inherent in the in-force policies, the calculations use assumed economic parameters (future investment returns, expense inflation and risk discount rate), taxation, mortality, persistency, expenses and the required levels of regulatory and solvency capital. The returns on fixed interest investments are set to market yields at the period end. The expense inflation assumption reflects long-term expectations of both earnings and retail price inflation.

The risk discount rate is set to market yields on Government securities plus a margin to allow for the risks borne. The mortality, persistency and expenses assumptions are chosen to represent best estimates of future experience and are based on current business experience. There is an acceptable range in which these estimates can validly fall, and the income recognized in the accounts could be significantly altered if different estimates had been chosen.

The application of other accounting policies, for example, impairment and equity shares require the use of estimation techniques that involve making assumptions about future market conditions which could impact on the timing and amounts recognized in the consolidated profit and loss account and the consolidated balance sheet.

Implementation of International Financial Reporting Standards (“IFRS”)

From January 1, 2005, AIB’s primary statements will be prepared under IFRS. An analysis of the accounting policy differences between Irish GAAP (“IR GAAP”) and IFRS is discussed in Item 8, “Financial Information”.

OPERATING RESULTS

The following discussion should be read in conjunction with the consolidated Financial Statements of AIB Group included elsewhere in this Report. These financial statements were prepared in accordance with Irish GAAP except as described in Note 53 in respect of the treatment of the losses arising from the Fraudulent Activities. Irish GAAP differs in certain significant respects from US GAAP. Reconciliations of certain items in these financial statements to US GAAP are set forth in Note 50 to AIB’s Consolidated Financial Statements. The principal accounting policies adopted by AIB Group are set forth on pages 98 to 103 of AIB’s Consolidated Financial Statements.

Changes in accounting policy and divisional restatements

(i) Derivatives

The Group has amended its policy in respect of the accounting for termination of derivative transactions held to hedge the impact of fluctuations in interest rates on the income stream on the Group’s capital fund. Previously it was Group policy that, on early termination of all non-trading derivative transactions, any realized gain or loss was deferred and amortized to net interest income over the life of the original hedge, as long as the designated assets or liabilities remained. This policy has not been amended in respect of hedging positions generated from the Group’s retail businesses and treasury operations. Non-trading derivatives held for hedging purposes are accounted for on an accruals basis. Upon early termination of derivative transactions, classified as hedges of the income stream on Group capital, any realized gain or loss is taken to the statement of income as it arises. The amendment to the accounting policy does not comply with the SORP on Derivatives which requires that the gains and losses should be amortized over the life of the underlying position. The change in accounting policy follows a revision in the Group’s policy with respect to the investment of its capital funds. The directors believe that the new accounting policy is more appropriate than the previous accounting policy in dealing with the financial impact of this revision because of the manner in which the Group’s capital funds are now managed.

The change in accounting policy had a positive impact of €23 million the year ended December 31, 2004. The change in accounting policy has no impact on the reported numbers for prior years.

(ii) Divisional restatements

The profit segments by division have been restated to reflect a change in the allocation of pension costs across business segments. Previously business segments accounted for the normalized pension contribution rate appropriate to individual pension schemes. The full impact of FRS 17—“Retirement benefits” is now charged to each operating division. Each division now accounts for the full service cost, the expected return on pension scheme assets and the interest on pension scheme liabilities.

In this Annual Report, AIB provides supplemental information of its results to enable readers to understand the impact of the underlying performance on the key captions in the consolidated statements of income and consolidated balance sheets. In so doing, significant or one off items have been identified that are considered by management to be non-operating in nature. Such items that have impacted the GAAP reporting on the key captions include:

a)	Deconsolidation of Allfirst following its disposal and integration into M&T

b)	Currency factors

c)	Restructuring and integration costs

d)	Transfer of Ark Life’s sale force

e)	Disposal of Govett management contracts

f)	Fraud losses

g)	Investigation related charges

These factors are described in more detail below.

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

The transaction gave rise to income before tax of €1 million (loss of €40 million after tax) that was recognized in the consolidated statement of income. In accordance with the requirements of UITF 31, the unrealized element of the gain, of €489 million, has been recognised in the statement of total recognized gains and losses.

The financial statements for the year ended December 31, 2003 reflect the income and expenses of Allfirst for the period to March 31, 2003. From April 1, 2003, the Group accounted for its investment in the enlarged M&T as an associated undertaking. The Group’s 22.5% share of the income before restructuring costs and taxes of the enlarged M&T is reflected in the Group consolidated statement of income within the caption “Share of operating income of associated undertakings”. The Group’s share of the taxation charge for the enlarged M&T is included in the Group’s taxation charge. The Group’s share of restructuring and integration costs within the enlarged M&T amounted to €20 million (€16 million after taxation). See “Additional Financial Information” on page 187 for details of the impact of the deconsolidation of Allfirst on the consolidated statement of income for the years ended December 31, 2003 and 2002.

b) Currency factors

A significant proportion of the Group’s earnings are denominated in currencies other than the euro. As a result, movements in exchange rates can have an impact on earnings growth. In 2004, the US dollar and Polish zloty average accounting rates weakened relative to the euro by 9% and 3% respectively and sterling strengthened relative to the euro by 1% compared with the year to December 31, 2003 (2003: weakened by 17%, 13% and 9% respectively; 2002: weakened by 5%, 5% and 1% respectively). The negative impact on earnings was partly offset by hedging profits of €1 million (2003: hedging profits of €28 million; 2002: hedging profits of €5 million).

Approximately 44% of the Group’s assets are denominated in currencies other than euro at December 31, 2004 (2003: approximately 42%). Movements in exchange rates can therefore have an impact on balance sheet caption growth rates. The US dollar weakened relative to the Euro by 7%, the Polish Zloty strengthened by 15% and sterling remained the same in 2004 (2003: weakened by 17%, 14% and 8% respectively).

c) Restructuring and integration costs

There were restructuring costs of €9 million in 2004 relating to a write-down of property values at Group level. During 2003, the Group incurred costs of €72 million (2002: €13 million) in relation to various restructuring initiatives undertaken across the Group. Note 11(b) to the consolidated financial statements provides further detail of the restructuring and integration initiatives undertaken in each of the years.

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

e) Disposal of Govett management contracts

On November 4, 2003, AIB announced that it had reached an agreement with Gartmore Investment Management p.l.c. to sell the majority of the Govett business, being the majority of the management contracts of Govett, its UK based asset management business. The transaction gave rise to a loss on disposal of €153 million in the consolidated statement of income for the year ended December 31, 2003 and a pre-tax gain of €4 million in 2004. For further details on this transaction see note 15 to the consolidated financial statements.

f) Fraud losses

During 2002 AIB identified fraudulent foreign exchange trading activities (“Fraud losses”) at its US subsidiary Allfirst Bank. The Fraud losses amounted to US$ 691.2 million before taxation with costs estimated at US$ 10 million less the reversal of an incentive accrual of US$ 6 million. The losses and associated costs occurred over the years from 1997 to 2002 as follows: 1997: US$ 29.1 million; 1998: US$ 12.4 million; 1999: US$ 48.2 million; 2000: US$ 211.0 million; 2001: US$ 367.4 million; 2002: US$ 27.2 million. Under US reporting requirements the fraud losses were charged in each of the years they arose.

g) Investigation related charges

Investigation related charges referred to in the commentary on results relate primarily to the application of prices to foreign exchange products without regulatory approval. AIB provided €50 million for investigation related charges and costs in 2004 and 2003 (included in 2004 and 2003 are figures of €26 million and €24 million respectively). In 2004 €12 million was charged to net interest income and €14 million to operating expenses. In 2003 €24 million was charged to other income.

Commentary on 2004 results

Net income for the year ended December 31, 2004 was €1,068 million compared with €656 million for the year ended December 31, 2003. Average assets increased from €77,236 million for 2003 to €92,645 million for 2004 and the return on average assets was 1.19% for 2004, compared with 0.87% for 2003. Average stockholders’ equity increased to €5,160 million for 2004 from €4,658 million for 2003 while the return on average stockholders’ equity was 20.7% for 2004 compared to 14.1% for 2003.

Income before taxes, amounted to €1,442 million in 2004 compared with €987 million in 2003. Group operating income was €1,267 million compared to €1,015 million in 2003.

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

Net interest income

The following table shows net interest income for the years ended December 31, 2004, 2003 and 2002.

	Years ended December 31,
	2004	2003	2002
	(Euro in millions)
Interest income	4,006	3,610	4,753
Interest expense	(1,970)	(1,676)	(2,402)

Net interest income	2,036	1,934	2,351

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

Commentary on net interest income performance in 2004

Net interest income was €2,036 million in 2004 compared with €1,934 million in 2003, an increase of €102 million. The increase was impacted by the deconsolidation of Allfirst in 2003 of €94 million and currency factors of €2 million. Excluding these items net interest income increased by €198 million or 11%. The 11% increase included €12 million of investigation related charges. Strong loan and deposit growth in Republic of Ireland and GB & NI divisions as well as exceptional loan growth in Corporate Banking were the key factors generating the increase. Loans to customers increased by 28% and customer accounts increased by 14% on a constant currency basis since December 2003.

Average interest earning assets increased by €13,077 million when compared with 2003. The interest rate spread decreased by 26 basis points on a Group basis during 2004. The reduction in the interest rate spread coupled with a decrease in the gross yield resulted in a 30 basis point decline in the overall net interest margin to 2.42% from 2.72% in 2003. AIB introduced a new policy in respect of the investment of its capital funds. This action increased the level of debt securities held with a corresponding reduction in off balance sheet derivatives, the effect of which has increased reported average interest earning assets with no impact on net interest income except for any reduction in yield. This technical factor reduced the reported net interest margin by 8 basis points. The business margin reduced by 22 basis points compared with 2003.

The domestic margin for the year was down 35 basis points compared with 2003 (24 basis points excluding the technical factor) and the foreign margin decreased by 8 basis points.

AIB Group manages its business divisionally on a product margin basis with funding and groupwide interest exposure centralised and managed by Global Treasury. While a domestic and foreign margin is calculated for the purpose of statutory accounts, the analysis of net interest margin trends is best explained by analysing business factors as follows.

The Group net interest margin was 2.42% in 2004, with the business margin reducing by 22 basis points on 2003. The margin reduction was due to a continuation of trends evident in 2002 and 2003 with non-wholesale customer loans increasing at a stronger rate than non-wholesale customer liabilities, higher growth in mid-market loans in the Republic of Ireland and the United Kingdom, a changing mix of products, growth in our international corporate operations and the impact of low interest rates on deposit margins and capital income.

Average loans increased at over double the rate of deposits compared with 2003 and was the largest factor in the margin reduction. While this strong lending growth generated good incremental profit, the funding impact resulted in a reduction in the overall net interest margin calculation when net interest income is expressed as a percentage of average earning assets.

While it is difficult to disaggregate trends in product margins between mix and competitive factors, competitive pricing behaviour did have some impact on deposit margins in Ireland and the United Kingdom. Our new business lending continued to meet our targeted return on economic capital hurdles. The full year impact in 2004 of ECB and Polish interest rate cuts in 2003 also had a negative impact on retail deposit margins.

The structural effect of loans growing faster than deposits and changes in business mix are expected to be continuing features with consequent impact on the net interest margin.

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

Average interest rates, gross yields, spreads and margins

The following table shows interest rates prevailing at December 31, 2004 together with average prevailing interest rates, gross yields, spreads and margins for the years ended December 31, 2004, 2003 and 2002.

	At Dec. 31,	Years ended December 31,
	2004	2004	2003	2002
Interest rates	%	%	%	%
Ireland
AIB Group’s prime lending rate	2.63	2.63	2.84	3.85
European inter-bank offered rate
One month euro	2.13	2.08	2.35	3.30
Three month euro	2.16	2.11	2.33	3.31
United Kingdom
AIB Group’s base rate	4.75	4.39	3.69	4.00
London inter-bank offered rate
One month sterling	4.81	4.46	3.65	3.93
Three month sterling	4.84	4.59	3.69	4.00
United States
Prime rate	5.25	4.34	4.12	4.67
Poland
One month zloty	6.56	5.92	5.66	9.08
Gross yields, spreads and margins(1)
Gross yield(2)
Group		4.65	4.71	5.45
Domestic		4.18	4.35	5.12
Foreign		5.63	5.33	5.78
Interest rate spread(3)
Group		2.09	2.35	2.51
Domestic		1.96	2.26	2.29
Foreign		2.28	2.48	2.72
Net interest margin(4)
Group		2.42	2.72	3.00
Domestic		2.19	2.54	2.73
Foreign		2.90	3.00	3.27

		December 31,
		2004	2003	2002
		(Euro in millions)
Average interest earning assets
Group		84,288	71,211	78,251
Domestic		57,331	44,679	38,663
Foreign		26,957	26,532	39,588

(1)	The gross yields, spreads and margins presented in this table are extracted from the average balance sheets and interest rates presented on page 27 of this Report and this breakdown into domestic and foreign has been compiled on the basis of location of office.

(2)	Gross yield represents the average interest rate earned on interest earning assets.

(3)	Interest rate spread represents the difference between the average interest rate earned on interest earning assets and the average interest rate paid on interest bearing liabilities.

(4)	Net interest margin represents net interest income as a percentage of average interest earning assets.

Average Balance Sheet and Interest Rates

	Years ended December 31,
	2004			2003			2002
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(Euro in millions)%			(Euro in millions)%			(Euro in millions)%
ASSETS
Placings with banks
Domestic offices	2,859	66	2.3	3,138	85	2.7	3,388	103	3.0
Foreign offices	824	28	3.4	770	27	3.5	1,884	81	4.3
Loans to customers(1)
Domestic offices	35,328	1,592	4.5	28,361	1,352	4.8	23,530	1,360	5.8
Foreign offices	20,681	1,185	5.7	18,642	1,012	5.4	26,369	1,573	6.0

Placings with banks and loans to customers(1)
Domestic offices	38,187	1,658	4.3	31,499	1,437	4.6	26,918	1,463	5.4
Foreign offices	21,505	1,213	5.6	19,412	1,039	5.4	28,253	1,654	5.9
Funds sold
Domestic offices	—	—	—	—	—	—	—	—	—
Foreign offices	—	—	—	288	4	1.3	744	12	1.6
Investment securities
Domestic offices	17,270	636	3.7	11,278	397	3.5	9,850	401	4.1
Foreign offices	4,736	252	5.3	6,006	315	5.3	9,311	550	5.9
Installment credit and finance lease receivables
Domestic offices	1,874	104	5.5	1,902	108	5.7	1,895	115	6.1
Foreign offices	716	54	7.5	826	55	6.7	1,280	73	5.7
Total interest earning assets
Domestic offices	57,331	2,398	4.2	44,679	1,942	4.3	38,663	1,979	5.1
Foreign offices	26,957	1,519	5.6	26,532	1,413	5.3	39,588	2,289	5.8

	84,288	3,917	4.6	71,211	3,355	4.7	78,251	4,268	5.5
Allowance for loan losses	(671)			(741)			(956)
Non-interest earning assets	9,028			6,766			8,962

Total assets	92,645	3,917	4.2	77,236	3,355	4.3	86,257	4,268	4.9

Percentage of assets applicable to foreign activities			32.3			37.9			51.6
LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest bearing deposits and other short-term borrowings
Domestic offices	49,209	1,037	2.1	36,836	727	2.0	31,005	837	2.7
Foreign offices	22,021	738	3.3	21,230	606	2.9	30,326	935	3.1
Funds purchased
Domestic offices	—	—	—	—	—	—	—	—	—
Foreign offices	—	—	—	264	3	1.2	1,489	24	1.6
Subordinated liabilities
Domestic offices	2,273	106	4.7	1,682	78	4.7	1,642	85	5.2
Foreign offices	—	—	—	132	7	5.2	682	36	5.3
Total interest bearing liabilities
Domestic offices	51,482	1,143	2.2	38,518	805	2.1	32,647	922	2.8
Foreign offices	22,021	738	3.3	21,626	616	2.8	32,497	995	3.1

	73,503	1,881	2.6	60,144	1,421	2.4	65,144	1,917	2.9
Interest–free liabilities
Current accounts	7,706			7,798			10,764
Other liabilities	5,891			4,230			5,444
Minority equity and non-equity interests	188			191			285
Preference share capital	197			215			253
Ordinary stockholders’ equity	5,160			4,658			4,367

Total liabilities and stockholders’ equity	92,645	1,881	2.0	77,236	1,421	1.8	86,257	1,917	2.2

Percentage of liabilities applicable to foreign activities			30.6			35.6			50.0

(1)	Loans to customers include money market funds. Non-accrual loans and loans classified as problem loans are also classified within this caption. See Item 11 – Loan Portfolio – “Provision and allowance for loan losses”.

The following table allocates changes in net interest income between volume and rate for the year ended December 31, 2004 compared with the year ended December 31, 2003 and for the year ended December 31, 2003 compared to the year ended December 31, 2002. Volume and rate variances have been calculated based on the movements in average balances over the period and changes in interest rates on average interest earning assets and average interest bearing liabilities respectively. Changes due to a combination of volume and rate are allocated ratably to volume and rate.

	December 2004 over December 2003			December 2003 over December 2002
	Increase / (decrease) due to changes in:
	Average Volume	Average Rate	Net Change	Average Volume	Average Rate	Net Change
	(Euro in millions)
INTEREST EARNING ASSETS
Placings with banks
Domestic offices	(7)	(12)	(19)	(8)	(10)	(18)
Foreign offices	2	(1)	1	(41)	(13)	(54)
Loans to customers
Domestic offices	327	(87)	240	252	(260)	(8)
Foreign offices	115	58	173	(418)	(143)	(561)

Placings with banks and loans to customers
Domestic offices	320	(99)	221	244	(270)	(26)
Foreign offices	117	57	174	(459)	(156)	(615)
Funds sold
Domestic offices	—	—	—	—	—	—
Foreign offices	(2)	(2)	(4)	(6)	(2)	(8)
Investment securities
Domestic offices	216	23	239	57	(61)	(4)
Foreign offices	(63)	—	(63)	(183)	(52)	(235)
Installment credit and finance lease receivables
Domestic offices	(1)	(3)	(4)	—	(7)	(7)
Foreign offices	(8)	7	(1)	(29)	11	(18)

Total interest income	579	(17)	562	(376)	(537)	(913)

INTEREST BEARING LIABILITIES
Interest bearing deposits and other short-term borrowings
Domestic offices	270	40	310	291	(401)	(110)
Foreign offices	28	104	132	(271)	(58)	(329)
Funds purchased
Domestic offices	—	—	—	—	—	—
Foreign offices	(1)	(2)	(3)	(16)	(5)	(21)
Subordinated liabilities
Domestic offices	28	—	28	2	(9)	(7)
Foreign offices	(4)	(3)	(7)	(28)	(1)	(29)

Total interest expense	321	139	460	(22)	(474)	(496)

Net interest income
Domestic offices	237	(119)	118	8	72	80
Foreign offices	21	(37)	(16)	(362)	(135)	(497)

Net interest income	258	(156)	102	(354)	(63)	(417)

Other finance income

	Years ended December 31,
	2004	2003	2002
	(Euro in millions)
Expected return on pension plan assets	171	161	220
Interest on pension plan liabilities	(153)	(149)	(158)

Total other finance income	18	12	62

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

Other income

The following table shows other income for the years ended December 31, 2004, 2003 and 2002.

	Years ended December 31,
	2004	2003	2002
	(Euro in millions)
Dividend income	27	16	14
Banking fees and commissions(1)	897	864	1,045
Asset management and investment banking fees	158	150	256
Fees and commissions receivable(1)	1,055	1,014	1,301
Fees and commissions payable	(131)	(125)	(138)
Dealing profits(2)	96	135	74
Exceptional foreign exchange dealing losses	—	—	(18)
Other operating income:
Profit on disposal of debt securities held for investment purposes	15	37	106
Profit on termination of off balance sheet instruments	36	—	—
Profit on disposal of investments in associated undertakings	1	—	1
Profit on disposal of equity shares	2	3	11
Contribution of life assurance company	72	60	57
Contribution from securitized assets	3	1	4
Mortgage origination and servicing income	—	2	7
Miscellaneous operating income(3)	58	63	77
	187	166	263

Total other income	1,234	1,206	1,496

(l)	Includes fees and commissions related to foreign exchange activities which were €90 million, €58 million, €85 million for 2004, 2003 and 2002 respectively. The 2003 figure includes a charge of €24 million in relation to amounts due to customers arising from the overcharging on certain foreign exchange products.

(2)	Includes dealing profits relating to foreign exchange activities which were €67 million, €92 million and €78 million for 2004, 2003 and 2002, respectively, before the Fraud Losses.

(3)	Includes foreign currency translation gains of €34 million, €31 million and €34 million for 2004, 2003 and 2002 respectively.

Commentary on other income performance in 2004

In the year ended December 31, 2004 other income was €1,234 million, compared with €1,206 million for the year ended December 31, 2003, an increase of €28 million. The increase reflects the impact of the deconsolidation of Allfirst of €107 million and currency factors of €34 million. The statement of income included Allfirst for only three months in 2003. Excluding the impact of these items, other income increased by €169 million or 14%. Other income represented 38.1% of total income for 2004, compared with 38.6% in 2003.

•	Banking fees and commissions were up €33 million (4%). Excluding the impact of the deconsolidation of Allfirst of €59 million and currency factors of €7 million, banking fees and commissions in 2004 were up 12%.

•	Asset management and investment banking fees were up €8 million (5%). Excluding the impact of the deconsolidation of Allfirst of €21 million and currency factors of €0.4 million, asset management and investment banking fees in 2004 were up 23%.

•	Contribution of life assurance company up 18%.

Banking fees and commissions amounted to over 70% of other income. The strong growth reflects increased business volumes and strong growth in lending related fees in Republic of Ireland, GB & NI and Corporate Banking. In Poland there was good growth in international payment fees and credit card income.

Investment banking revenues were higher due to particularly strong growth in Goodbody Stockbrokers and AIB Corporate Finance. Asset management revenues were lower following the sale, in November 2003, of the majority of management contracts of Govett.

The decrease in dealing profits was mainly driven by a decrease in the profit from hedging foreign earnings from €28 million in 2003 to €1 million in 2004.

Ark Life profit was €72 million compared with the 2003 profit of €60 million. The profit increase included €12 million from a reduction in the discount rate used in the calculation of its embedded value profit after providing for the solvency margin. The discount rate was reduced from 10% to 7.5% in 2004.

Included in other income was a gain of €36 million from closing out capital invested positions in January 2004 resulting from the introduction of a new policy in respect of the investment of AIB’s capital funds.

Dividend income increased significantly reflecting a very strong increase in Poland.

Commentary on other income performance in 2003

In the year ended December 31, 2003 other income was €1,206 million compared with €1,496 million for the year ended December 31, 2002, a decrease of €290 million. The decrease reflects the impact of the deconsolidation of Allfirst in 2003 of €353 million and currency factors of €29 million. The statement of income included Allfirst for the full year in 2002 and only three months in 2003. Excluding the impact of these items, other income increased by 10%. Other income represented 38.6% of total income.

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

Operating expenses

The following table shows operating expenses for the years ended December 31, 2004, 2003 and 2002.

	Years ended December 31,
	2004	2003	2002
	(Euro in millions)
Staff costs	1,132	1,157	1,391
Other administrative expenses	581	552	717
Depreciation	125	148	175
Amortization of goodwill	39	31	32

Operating expenses before integration costs	1,877	1,888	2,315
Restructuring and integration costs in continuing businesses	9	72	13

Total operating expenses	1,886	1,960	2,328

Commentary on operating expenses in 2004

In the year ended December 31, 2004 operating expenses were €1,886 million, compared with €1,960 million for the year ended December 31, 2003, a decrease of €74 million (4%). The decrease reflects the deconsolidation of Allfirst in 2003 of €121 million, restructuring and early retirement costs of €72 million in 2003 (€9 million in 2004) and currency factors of €10 million. Excluding these items, operating expenses increased by €120 million or 7%.

The increase of 7% includes €14 million of investigation related charges. Excluding these costs the increase was 6%. The growth of 6% should be viewed in the context of significantly higher business volumes and buoyant revenue growth.

The Group’s tangible cost income ratio, excluding goodwill amortization of €39 million and the restructuring and integration costs of €9 million was 55.9%, 3% lower than 2003.

In 2004, staff costs were €1,132 million compared with €1,157 million in 2003, a decrease of €25 million (2%). The decrease reflects the deconsolidation of Allfirst of €74 million and currency factors of €5 million. Excluding these items, staff costs were up 5%. The 5% increase reflected higher business activity levels and normal salary increases partly offset by some benefits from the early retirement programme provided for in 2003. Other administrative expenses increased by €29 million (5%) from

€552 million in 2003 to €581 million in 2004. The increase includes the deconsolidation of Allfirst of €38 million and currency factors of €3 million. Excluding these items, other administrative expenses increased by 13%, or 11% excluding investigation related charges of €14 million. The 11% increase includes consultancy and other costs to facilitate AIB’s preparation for Basel II, Sarbanes Oxley and IFRS, strengthening of compliance and internal audit structures and investment in growth businesses.

The depreciation charge for 2004 was €125 million compared with €148 million for 2003, a decrease of €23 million (16%). The decrease reflects the deconsolidation of Allfirst of €9 million and currency factors of €2 million. Excluding these items, the depreciation charge decreased by 9%. This decrease of 9% reflected lower depreciation in Poland following branch rationalizations in 2003 and the sale of AIB’s IFSC property in 2003.

Commentary on operating expenses in 2003

In the year ended December 31, 2003 operating expenses were €1,960 million, compared with €2,328 million for the year ended December 31, 2002, a decrease of €368 million (16%). The decrease reflects the deconsolidation of Allfirst of €460 million and currency factors of €90 million offset by an increase in restructuring and integration costs of €72 million (€13 million in 2002 was in relation to Allfirst) and the impact of the Ark Life sales force reorganization of €13 million. Excluding these items, operating expenses increased by 6%. The 6% increase includes some costs relating to the development of new integrated groupwide reporting and information systems, investment in building top class risk and governance infrastructure and practices, and there were additional costs relating to the USA. The growth also includes the first full year of depreciation of €19 million (1% in cost growth terms) relating to our new branch technology platform in Poland.

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

The Group’s tangible cost income ratio, excluding goodwill amortization of €31 million and the restructuring and integration costs of €72 million was 58.9%, up 1.0% compared with 2002.

In 2003 staff costs were €1,157 million compared with €1,391 million in 2002, a decrease of €234 million (17%).The decrease reflects the deconsolidation of Allfirst of €270 million and currency factors of €52 million, offset by an increase in restructuring and integration costs of €72 million (€13 million in 2002 was in relation to Allfirst) and the impact of the Ark Life sales force reorganization of €11 million. Excluding these items, staff costs increased by 8%.The 8% increase reflected normal salary increases, staff costs relating to the development of new integrated groupwide reporting and information systems and investment in core businesses.

Other administrative expenses decreased by €165 million (23%) from €717 million in 2002 to €552 million in 2003.The decrease reflects the deconsolidation of Allfirst of €144 million, currency factors of €32 million and the impact of the Ark Life sales force reorganization of €2 million. Excluding these items, other administrative expenses increased by 2%.

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

Provisions for loan losses

The following table shows the provisions for loan losses charged to income for each of the three years ended December 31, 2004, 2003 and 2002.

	Years ended December 31,
	2004	2003	2002
	(Euro in millions)
Provisions for loan losses	116	152	194

As a percentage of average loans (1)	0.20%	0.31%	0.37%

(1)	Average loans, before provisions less unearned income, include leasing and installment credit.

Please also see “Provision and allowance for loan losses” on pages 87 and 88, “Net loans charged off” on pages 89 and 90 and “Non-performing loans” on page 94.

Commentary on provision for loan losses in 2004

The provisions for loan losses of €116 million (0.20% of average advances) for the year ended December 31, 2004 were €36 million lower than 2003 (€152 million, 0.31% of average advances). The reduction is influenced by the improved credit quality trends across our portfolios and continued strong recoveries. In addition, the 2003 provision included €10m of a provision charge for Allfirst and a General provision charge of €15m. No addition was made to General provisions in 2004 given the improved trends mentioned.

Ireland

The provision for loan losses decreased by €14 million to €50 million in the year to December 31, 2004 (2003: €64 million). Excluding the €5 million unallocated provision created in 2003, provisions reduced by €9 million reflecting a net decrease in ROI division of €15 million due to lower levels of provisions in our commercial books with an increase in provisions made in our Capital Markets division of €6 million. No additional General provisions were created in the period and both divisions benefited from strong recoveries.

United Kingdom

In 2004 the provision for loan losses at €38 million was €11 million lower than the year to December 31, 2003. This decrease was influenced by the fact that there was no addition to General Provisions in the period due to the improved credit quality of the portfolios in both GB/NI and Capital Markets divisions (€9 million General Provision created in GB/NI division in 2003). The provision charge in Capital Markets was €4 million lower than 2003 and included the addition of a small number of new non-performing loans and associated provisions in the Manufacturing and Other Services sectors.

United States

There was a net recovery of €0.5 million for the year to December 31, 2004 compared with a charge of €7 million in 2003, reflecting the very strong credit quality of the portfolio. The 2003 charge includes Allfirst prior to disposal and also the allocation to debt securities of €6 million from general provisions.

Poland

The provision for loan losses for the year to December 31, 2004 at €30 million is €2m lower than the year to December 31, 2003. This reduction includes a €4 million general provision release, higher provisioning in the corporate book and an improved provisioning experience in the Retail and Commercial portfolios.

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

Ireland

The provision for loan losses increased by €25 million to €64 million in the year to December 2003 (2002: €39 million). Excluding unallocated provisions (€40 million utilized in 2002 and €5 million created in 2003), the 2003 provision reduced by €20 million driven by reduced specific provisioning in Capital Markets division of €26 million offset by higher provisioning in ROI division of €6 million which included €6 million for general provision (2002: €1 million) to reflect growth in advances. The quality of both the retail and commercial portfolios has been maintained with no specific sectoral deterioration. Home mortgage lending continued to be buoyant without compromising credit quality.

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

United States

In 2003 the provision for loan losses was €7 million (2002: €85 million). The reduction of €78 million includes €74 million attributable to the divesting of Allfirst at the end of Quarter 1 2003 and a take back of €6 million from general provision to reallocate to provisions on debt securities.

Poland

The provision for loan losses for the year to December 31, 2003 at €32 million includes €1 million of general provisioning, and is €9 million lower than the 2002 provision. While over half of the year on year reduction is attributable to exchange rate movements, it also reflects lower provisioning for the consumer portfolio, a reduction in the rate of gross new non-performing loans, and lower levels of gross provisions raised in the period.

Provisions for contingent liabilities and commitments

The following table shows the provisions for contingent liabilities and commitments for the years ended December 31, 2004, 2003 and 2002.

	Years ended December 31,
	2004	2003	2002
	(Euro in millions)
Provisions for contingent liabilities and commitments	20	9	2

The provision for contingent liabilities and commitments increased from €9 million in 2003 to €20 million in 2004.

Amounts written off fixed asset investments

	Years ended December 31,
	2004	2003	2002
	(Euro in millions)
Amounts written off fixed asset investments	(1)	16	55

The provision for amounts written off fixed asset investments decreased from €16 million in 2003 to a net credit of €1 million in 2004.

Profit/(loss) on disposal of businesses

2004

The profit on disposal of business in 2004 of €17 million relates to the sale of BZWBK’s subsidiary, Cardpoint S.A. of €13 million (tax charge €2 million), and the accrual of €4 million (tax charge €1 million), arising from the sale of the Govett business in 2003.

2003

The loss on disposal of businesses of €141 million relates to the loss on disposal of Govett of €153 million (loss of €152 million after tax), offset by the realized gain on disposal of Allfirst of €1 million (loss of €40 million after tax), the profit on disposal of the AIB New York retail branch of €7 million (tax charge €3 million) and the profit on disposal of Polsoft of €4 million (tax charge €1 million).

In 2003, AIB sold the majority of the Govett business its UK based asset management business to Gartmore. Certain management contracts were excluded from the sale and were managed by AIB’s Irish based asset management company, AIB Investment Managers (“AIB IM”). The operations of AIB IM were otherwise unaffected by this transaction.

Total consideration for the business was estimated as €17 million and is payable in cash. The consideration is made up of an initial payment of €6 million plus a series of payments based on the level of fees earned by Gartmore on the Govett management contracts over the following three years. The initial payment of €6 million is reflected in the financial statements for the year ended December 31, 2003.

The transaction gave rise to a loss on disposal of €153 million in the consolidated statement of income for the year ended December 31, 2003. The loss on disposal was made up of the €6 million consideration less goodwill previously written off of €139 million and one off closure costs of €20 million. The goodwill of €139 million was previously written off to reserves on the purchase of Govett in 1995. The after tax loss is €152 million. The financial statements for the year ended December 31, 2003 also reflect the income and expenses for Govett for the period as part of continuing activities, which amounted to a loss before tax of €12 million.

Applicable taxes

The following table shows applicable income taxes and tax rates, as well as effective tax rates, for the years ended December 31, 2004, 2003 and 2002.

	Years ended December 31,
	2004	2003	2002
	(Euro in millions)
Applicable income taxes	339	315	296

Irish corporation tax rate	12.5%	12.5%	16.0%
Effective tax rate	23.5%	31.9%	22.0%
Effective tax rate - adjusted (1)	23.5%	24.2%	22.3%

(1)	The adjusted effective tax rate has been presented to eliminate the loss on disposal of Govett of €153 million (net of tax: €152 million) and the withholding tax on the Allfirst dividend of €40 million in 2003, and the effect of the exceptional foreign exchange dealing losses of €28 million (net of tax: €18 million) in 2002.

The taxation charge was €339 million, compared with €315 million in 2003. The adjusted effective tax rate was 23.5% compared with 24.2% in 2003. The effective tax rate is influenced by the geographic mix of profits which are taxed at the rates applicable in the foreign jurisdictions.

The taxation charge was €315 million in 2003 compared with €296 million in 2002. The adjusted effective tax rate for 2003 was 24.2% up from 22.3% in 2002.

Share of operating profits of associated undertakings

The share of operating profits of associated undertakings in 2004 was €201 million compared to €143 million in 2003, mainly reflecting AIB’s 22.5% share of the income before taxes of M&T Bank Corporation, under Irish GAAP, for the year 2004 and the period from April 1, 2003 to December 31, 2003.

The operating profit in 2003 was €143 million compared to €9 million in 2002, an increase of €134 million. The increase principally reflects the inclusion of AIB’s 22.5% share of the income before taxes of M&T Bank Corporation, under Irish GAAP, for the period from April 1, 2003 to December 31, 2003.

Balance sheet

Risk weighted assets, loans to customers and customer accounts (excluding money market funds and currency factors)

% change December 2004 v December 2003	Risk weighted assets % Change	Loans to customers % Change	Customer accounts % Change
AIB Bank Republic of Ireland	29	30	16
AIB Bank GB & NI	25	29	15
Capital Markets	25	31	6
Poland	16	6	10

AIB Group	26	28	14

Total assets amounted to €102 billion at December 31, 2004 compared to €81 billion at December 31, 2003. The US dollar weakened against the euro by 7% since December 31, 2003, the Polish zloty strengthened against the euro by 15% while sterling was neutral. Adjusting for the impact of currency, total assets were up 26% since December 31, 2003 while loans to customers increased by 28% and customer accounts by 14%. Risk weighted assets excluding currency factors increased by 26% to €79 billion.

Gross loans and advances to customers increased to €65.5 billion at December 31, 2004 from €51.2 billion at December 31, 2003. An increase in AIB Bank ROI of € 8.2 billion (30%) driven by increases in the lending book across residential mortgages, term loans and market loans was the principal factor. An increase of € 3.0 billion (29%) was recorded in AIB Bank GB & NI, generated by a growth in lending to businesses and corporates in targeted niches.

Debt securities were €24.1 billion at December 31, 2004 compared with €18.1 billion at December 31, 2003. The increase was mainly due to growth in Capital Markets division and the introduction of a new policy in respect of the investment of AIB Group’s capital funds. This action increased balance sheet debt securities with a corresponding reduction in off balance sheet derivatives. Deposits by banks were €20.4 billion at December 31, 2004 compared with €18.1 billion at December 31, 2003 with the increase arising predominantly within the Capital Markets division.

Customer accounts increased to €51.4 billion from €44.6 billion at December 31, 2003. The increase was due to strong growth in AIB Bank ROI and AIB Bank GB & NI of €3.8 billion (16%), and €1.2 billion (15%), respectively.

Outlook

Accounts for 2005 will be prepared under International Financial Reporting Standards (“IFRSs”) for the first time. This will also result in a restatement of 2004 results in line with IFRS. To facilitate shareholders the following outlook is prepared on an Irish GAAP basis, as it allows the use of these 2004 accounts as a reference base. Adjusted earnings per share amounted to EUR 135.6c in 2004. This outcome benefited from technical adjustments in Ark Life, mainly the change in the discount rate from 10.0% to 7.5%.

Our business is expected to continue to perform very strongly and we are anticipating buoyant loan and deposit growth in 2005. The decline in the US dollar will affect the euro translation of these profits, with an overall negative impact of approximately 1% to 2% in EPS growth terms anticipated from currency translation of earnings. Based on these factors our guidance for adjusted EPS growth in 2005 on an Irish GAAP basis is for a range of EUR 142c to EUR 144c.

Performance by division

On a divisional basis income is measured in euro and consequently includes the impact of currency movements. The divisional statements of income for 2003 and 2002 have been restated to reflect a change in the allocation of pension costs across business segments. Previously business segments accounted for the normalized pension contribution rate appropriate to individual pension schemes. The full impact of FRS 17 - “Retirement Benefits” is now charged to each operating division. Each division now accounts for the full service cost, the expected return on pension scheme assets and the interest on pension scheme liabilities.

Income before taxes by division for the years ended December 31, 2004, 2003 and 2002 was as follows:

	Years ended December 31,
	2004	2003	2002
	(Euro in millions)
Income before taxes(1)
AIB Bank ROI	719	562	586
AIB Bank GB & NI	289	231	240
Capital Markets	329	100	243
Poland	80	10	39
Allfirst	—	52	285
Group	25	32	(31)

	1,442	987	1,362
Exceptional foreign exchange dealing losses	—	—	(18)

Total	1,442	987	1,344

(1)	The business segment information is based on management accounts information. Interest income on capital is allocated to the divisions on the basis of the capital required to support the level of risk weighted assets. Interest income earned on capital not allocated to divisions is reported in Group.

AIB Bank ROI division

AIB Bank ROI: Retail and commercial banking operations in Ireland, Channel Islands, and Isle of Man; AIB Finance and Leasing; Card Services; and AIB’s life and pensions subsidiary Ark Life Assurance Company.

	Years ended December 31,
	2004	2003	2002
	(Euro in millions)
AIB Bank ROI statement of income
Net interest income	1,126	1,016	921
Other finance income	20	17	40
Other income	423	365	353

Total operating income	1,569	1,398	1,314
Operating expenses	812	747	681
Early retirement costs	—	40	—
Total operating expenses	812	787	681

Operating income before provisions	757	611	633
Provisions	44	62	55

Operating income	713	549	578
Share of operating loss of associated undertaking	(1)	—	—
Income on disposal of property	7	13	8

Income before taxes(1)	719	562	586

(1)	Included in 2004 and 2003 are figures of €26 million and €24 million respectively in relation to amounts due to customers arising from the overcharging on certain foreign exchange products and costs relating to the investigation.

2004 performance

AIB Bank ROI income before taxes was €719 million in 2004, up from €562 million in 2003, an increase of €157 million or 28%. Excluding the impact of the early retirement costs of €40 million in 2003, income before taxes was up 19%.

Operating income was up 10% and operating expenses were up 8%. Excluding the investigation related charges these growth rates were 11% and 6% respectively, demonstrating a strong operating income/cost gap.

Banking operations performed strongly with income before taxes increasing by 29%. Excluding the early retirement costs of €40 million in 2003 and the investigation related charges in 2003 and 2004, banking operations income before taxes increased by 19%. Particularly strong loan and deposit growth, higher productivity and a reduced bad debt provision charge were the key performance drivers. Loans increased by 30% and deposits performed particularly well with a 16% increase since December 31, 2003. Operating expenses were up 6% excluding the transfer of the Ark Life sales force to AIB’s payroll and investigation related costs. Higher levels of business volumes and customer activity coupled with normal salary increases were the main drivers of the increase. The cost income ratio was 51.7% and was impacted by the €26 million investigation related charges, excluding these the ratio decreased to 50.4%.

There was a particularly good increase in AIB Card Services income before taxes resulting from higher loan volumes, a 21% increase in merchant turnover, good growth in fee income reflecting higher consumer spending and a lower bad debt charge. In AIB Finance and Leasing, income before taxes was higher reflecting a 17% increase in loan volumes and a lower bad debt charge.

Ark Life reported income before taxes of €72 million, an 18% increase compared with the 2003 profit of €60 million. The increase included €12 million from a reduction in the discount rate used in the calculation of its embedded value profit after providing for the solvency margin. The discount rate was reduced from 10% to 7.5%. The adoption of a 7.5% discount rate more closely aligns Ark Life policy with industry practice. While Annual Premium Equivalent (APE) sales marginally decreased from €104 million to €100 million, there was a significant increase of 30% in new pension APE sales.

2003 performance

AIB Bank ROI income before taxes of €562 million in 2003 was down €24 million (4%) compared with €586 million in 2002. Excluding the impact of early retirement costs of €40 million, income before taxes was up 3%, having absorbed €24 million of investigation related charges.

Banking operations in the Republic of Ireland enjoyed another good year of growth with income before taxes increasing by 7%. Particularly strong lending growth and good deposit growth coupled with higher productivity and good underlying cost containment were the key drivers of this strong performance. Loans increased by 28% since December 2002, including home mortgages up 34% and other loans up 25%. Customer deposits increased by 9% with particularly strong growth in the second half-year, up 6% since June 2003. Operating expenses were up 6% excluding the impact of the Ark Life sales force reorganization of €13 million (the Ark Life sales force was transferred to AIB’s payroll on April 1, 2003). This increase reflects costs associated with higher business activity levels and normal salary increases. The cost income ratio was 53.3%, adjusting for the investigation related charges it was 52.4%.

Each of the business units in Ireland produced positive results in their respective markets. AIB Card Services income before taxes growth was particularly good reflecting higher loan volumes and good cost management resulting in a reduction in the cost income ratio to below 50%. Income before taxes also increased in AIB Finance and Leasing as a result of strong growth in loan volumes.

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

AIB Bank GB & NI division

Retail and commercial banking operations in Great Britain and Northern Ireland.

	Years ended December 31,
	2004	2003	2002
	(Euro in millions)
AIB Bank GB & NI statement of income
Net interest income	411	364	363
Other finance income	(6)	(5)	(1)
Other income	191	165	166

Total operating income	596	524	528
Operating expenses	295	261	266
Early retirement costs	—	15	—
Total operating expenses	295	276	266

Operating income before provisions	301	248	262
Provisions	13	19	22

Operating income	288	229	240
Income on disposal of property	1	2	—

Income before taxes	289	231	240

2004 performance

AIB Bank GB & NI income before taxes was €289 million in 2004 compared with €231 million in 2003. Excluding early retirement costs of €15 million in 2003 and currency factors of €3 million, income before taxes was up 16%. Loans and deposits increased by 29% and 15% respectively since December 31, 2003. Other income increased by 14%, mainly due to higher levels of arrangement fees, reflecting the growth in the loan book. While investment continued in future business development capability and regulatory driven projects, the cost income ratio reduced to 49.5%. Credit quality also remained robust and was reflected in a 35% decrease in the bad debt provision charge compared to 2003.

Allied Irish Bank (GB), primarily a business bank, achieved very significant income before taxes growth of 21% to €149 million in 2004. There was very substantial expansion in our business base with loans and deposits increasing by 33% and 19% respectively. Significant growth was achieved in niche corporate markets, in line with strategic targets and this focus has now been extended to include the hotel and healthcare sectors. Future business capacity continues to be enhanced with five business development offices and two full business banking branches opened in the year. For the sixth consecutive occasion, “Britain’s Best Business Bank” award from the Forum of Private Business was won by Allied Irish Bank (GB) with the improved score reflecting growing outperformance in customer satisfaction, relative to our competitors.

First Trust Bank, a full retail and commercial bank in Northern Ireland, also reported good growth in income before taxes with a 12% increase to €140 million. Loans and deposits were buoyant, up 23% and 10% respectively with strong growth emanating from corporate and home mortgage lending activity, resulting in increased market share. The cost income ratio was maintained at 49%. Automation of delivery channels and improving marketing and customer relationship systems will further enhance productivity in 2005.

2003 performance

AIB Bank GB & NI income before taxes was €231 million in 2003 compared with €240 million in 2002. Excluding early retirement costs of €15 million and currency factors of €22 million, income before taxes was up 15%, reflecting a very strong business performance in 2003.

Loans increased by 25% excluding currency factors of €0.7 billion and deposits increased by 15% excluding currency factors of €0.6 billion. Other income, excluding currency factors of €15 million, was up 9% as a consequence of a substantially higher level of arrangement fees due to strong lending growth. Productivity continued to improve with the cost income ratio reducing below 50%, notwithstanding investment in business expansion initiatives. Credit quality remained strong with a reduction in the bad debt charge and non-performing loans reducing to 0.8% of total loans, evidence of a prudent and selective approach to new business development.

AIB Bank GB, primarily a focused business bank providing relationship banking with a strong customer service ethos, had very strong income before taxes growth, excluding early retirement costs of €4 million and currency factors of €10 million, of 18% to €122 million. Loans increased by 28% with significant growth in lending to businesses and corporates in targeted niches. Deposits were up 18%, in the professional sector the increase was over 40% reflecting the acquisition of new business, particularly in the legal and accounting segments. Future business development capacity continues to be enhanced with seven business development offices opened in 2003. Within its chosen niches, AIB GB is increasingly viewed by its customers as offering a superior alternative to competitors, based on its ability to deliver better value and service.

First Trust Bank, a full retail and commercial banking operation in Northern Ireland, reported income before taxes of €124 million in 2003. Excluding early retirement costs of €11 million and currency factors of €12 million, income before taxes was up 7%. Loans and deposits were up 21% and 13% respectively with strong growth in home mortgages reflecting continuing increases in market share. Other income was up reflecting good growth in foreign exchange commissions. Focus on key markets was intensified, an example being our opening of a dedicated private banking branch, the first of its kind in Northern Ireland.

Capital Markets division

Capital Markets division comprises Corporate Banking, Global Treasury, Investment Banking and Allied Irish America (“AIA”).

	Years ended December 31,
	2004	2003	2002
	(Euro in millions)
Capital Markets statement of income
Net interest income	359	312	313
Other finance income	3	2	7
Other income	389	365	382

Total operating income	751	679	702
Operating expenses	403	391	405
Early retirement costs	—	3	—
Total operating expenses	403	394	405

Operating income before provisions	348	285	297
Provisions	29	46	63

Operating income	319	239	234
Income from associated undertakings	6	7	9
Profit/(loss) on disposal of business	4	(146)	—

Income before taxes	329	100	243

2004 performance

Capital Markets income before taxes was €329 million in 2004 compared with €100 million in 2003. Excluding the loss on disposal of Govett of €153 million and early retirement costs of €3 million in 2003 and currency factors of €3 million, income before taxes increased by 30% reflecting a very strong performance across each business area.

Corporate Banking performed exceptionally with operating profit up 30% and income before taxes up 54% on the comparative period. There was significant customer loan growth in both the domestic and international businesses leading to a 32% increase in advances in 2004. International businesses continued to experience substantial growth in income before taxes, notably in the acquisition finance, structured finance, United Kingdom and US banking units. We retain a rigorous approach to credit risk management and continue to seek to optimize value in a quality loan portfolio.

Global Treasury income before taxes was 20% ahead of the comparative period. The wholesale business performed very strongly, despite having exceptionally low trading risk limits at work during the year. We were well positioned to take advantage of movements in interest rates and credit spreads and generated substantial value from our trading activities. Our customer business continued to perform very well.

Investment Banking income before taxes was substantially ahead of 2003. Strong growth in income before taxes experienced in stockbroking services, equity trading, and corporate advisory work was underpinned by substantial market share gains across each of these businesses. There was also a benefit from the sale of Govett in November 2003.

The tangible cost income ratio reduced substantially from 57% in 2003 to 52% in 2004. Operating expenses were 5% higher than 2003 reflecting a substantial investment in the growth of our business internationally and a higher level of variable costs.

Total provisions declined due to a lower credit related charge, reflecting the strong quality of our credit portfolio together with a significantly reduced level of equity investment write-downs compared to 2003.

2003 performance

Capital Markets income before taxes was €100 million in 2003 compared with €243 million in 2002. Excluding the loss on disposal of Govett of €153 million, early retirement costs of €3 million and currency factors of €8 million, income before taxes was up 12%, reflecting a strong performance in challenging market conditions.

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

Notwithstanding very modest market risk positions, Global Treasury had a good performance and increased its contribution to income before tax. Interest rate trading and bond management activities achieved substantially increased contributions.

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

	Years ended December 31,
	2004	2003	2002
	(Euro in millions)
Poland statement of income
Net interest income	174	175	263
Other income	188	170	165

Total operating income	362	345	428
Operating expenses	268	298	341
Restructuring and integration costs in continuing businesses	—	10	—
Total operating expenses	268	308	341

Operating income before provisions	94	37	87
Provisions	29	31	46

Operating income	65	6	41
Income/(loss) on disposal of property	1	—	(2)
Share of operating profit/(loss) of associated undertaking	1	—	—
Profit on disposal of business	13	4	—

Income before taxes	80	10	39

2004 performance

Poland income before taxes was €80 million in 2004 compared with €10 million in 2003. Excluding restructuring costs of €10 million in 2003 and currency factors of €1 million, the income before taxes on a local currency basis increased by 135%(1).

Net interest income, excluding currency factors of €5 million, increased by 2% with increased volumes in both loans and deposits offset by lower deposit margins. Demand for lending products improved with performing loans up 10% since December 31, 2003. Growth was recorded in key strategic products, namely mortgages, commercial leasing and credit cards. Business loans performed well in a difficult environment when overall demand for credit in the market declined in the period. Customer deposits performed strongly, particularly in the second half year benefiting from higher interest rates and better economic climate and were up 10% on December 31, 2003.

Other income, excluding currency factors of €4 million, grew 13%, driven by exceptional dividend income, strong growth in international payment fees, asset management and distribution fees and brokerage revenues.

Operating expenses, excluding restructuring costs of €10 million in 2003 and currency factors of €7 million, were lower by 9%. This reflects the ongoing focus on strong cost management together with the realisation of benefits of previous restructuring. Staff numbers have decreased by over 3,500 since the merger of WBK and Bank Zachodni in 2001 and now stand at approximately 7,500 in December 2004 (7,800 in December 2003). Staff costs reduced by 5%, operating costs by 8% and depreciation by 19%.

The provision experience across the portfolio improved considerably in the year, with the exception of provisions raised on a very small number of corporate cases. The charge as a percentage of average loans declined from 1.0% in 2003 to 0.9% in 2004 including a €4 million general provision release. The downward trend in non-performing loans continued with non-performing loans as a percentage of total loans declining from 10.9% to 8.4%.

The profit on disposal of business relates to the sale in April 2004 of CardPoint S.A., a merchant acquiring business responsible for card payment processing.

2003 performance

Poland income before taxes was €10 million in 2003 compared with €39 million in 2002. Excluding integration costs in continuing businesses of €10 million and currency factors of €9 million, income before taxes was down 17%.

Net interest income, excluding currency factors of € 34 million, was down 24% mainly due to the impact of lower interest rates on deposit margins. Customer demand for lending products increased in the second half-year with performing loans on a local currency basis up 10% since December 31, 2002. Volume increases in home mortgage and commercial leasing portfolios were particularly good.

Other income growth, excluding currency factors of €21 million, was particularly strong at 20% reflecting good growth in credit, current account and card fees.

Operating expenses, excluding integration costs in continuing businesses of €10 million and currency factors of €41 million, decreased by 1% reflecting the impact of cost base restructuring. The overall reduction in costs was achieved notwithstanding the commencement of full year depreciation of the new technology platform which amounted to €19 million in 2003. Staff numbers were reduced by approximately 1,700 during 2003 and full year benefits can be expected in 2004. Other costs of €186 million, excluding currency factors of €16 million, an increase in depreciation costs of €19 million and restructuring costs € 10 million, reduced by 12% reflecting tight operational cost management.

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

The profit on disposal of business relates to the sale of Polsoft, a software development subsidiary.

(1)	Percentage growth excludes restructuring costs and currency movements. As goodwill is a euro denominated asset, goodwill amortization is excluded when calculating trends on a constant currency basis.

Allfirst

Allied Irish America (“AIA”) was moved into the Capital Markets Division in 2003. Allfirst was disposed of on April 1, 2003. (see Note 1 of the Notes to the Consolidated Financial Statements for further discussion).

	Years ended December 31,
	2003	2002
	(Euro in millions)
USA statement of income
Net interest income	87	516
Other income	103	446

Total operating income	190	962
Operating expenses	125	568
Restructuring costs in continuing businesses	—	13
Total operating expenses	125	581

Operating income before provisions	65	381
Provisions	11	95

Operating income	54	286
Loss on disposal of property	—	(1)

Income before taxes	54	285

2003 performance

Allfirst – The statement of income includes Allfirst for the full year in 2002 and only the period from January 1 to March 31, in 2003. Income before taxes for Allfirst was €54 million for the period from January 1, 2003 to March 31, 2003, compared with €285 million for the year ended December 31, 2002. Net interest income for the quarter to March 31, 2003 reduced due to lower yields on investment securities following a restructuring of the portfolio in the fourth quarter of 2002, partly offset by securities gains of US$ 26 million reflected in other income.

Group

Group includes interest income earned on capital not allocated to divisions, the funding cost of certain acquisitions, hedging in relation to the translation of foreign locations’ profit, unallocated costs of enterprise technology and central services and the contribution from AIB’s share of approximately 22.5% in M&T Bank Corporation.

	Years ended December 31,
	2004	2003	2002
	(Euro in millions)
Group statement of income
Net interest expense	(34)	(20)	(25)
Other finance income	1	—	18
Other income	43	38	—

Total operating income	10	18	(7)
Operating expenses	108	66	54
Early retirement costs	—	4	—
Total operating expenses	108	70	54

Operating loss before provisions	(98)	(52)	(61)
Provisions	20	8	(30)

Operating loss	(118)	(60)	(31)
Income from associated undertakings	195	136	—
Share of restructuring and integration costs in associated undertaking	—	(20)	—
Amortization of goodwill on acquisition of associated undertaking	(52)	(42)	—
Income on disposal of property	—	17	—
Income on disposal of business	—	1	—

Income/(loss) before taxes	25	32	(31)

2004 performance

Group reported income before taxes of €25 million for 2004 compared with € 32 million in 2003.

Net interest expense was €34 million compared with €20 million in 2003. The increase was due to lower capital income as a result of lower investment yields. Other income of €43 million included gains of €36 million (€23 million net of loss of yield) made in relation to closing out capital invested positions. Other income in 2003 of €38 million included €28 million hedging profits in relation to foreign currency translation exposure compared to a profit of €1 million in 2004.

Operating expenses of €108 million were higher facilitating AIB’s preparation for Basel II and Sarbanes Oxley. During 2004 there were costs relating to preparation for IFRS, strengthening of compliance and internal audit structures and higher pension service costs and corporate donations.

Restructuring costs were €9 million in 2004 relating to a write-down of property values at Group level. There were early retirement costs of €4 million in 2003.

Provisions increased from €8 million in 2003 to €20 million in 2004.

AIB’s share of M&T income before taxes in 2004 amounted to €195 million, before goodwill amortization of €52 million. On a local currency basis M&T’s contribution to AIB of $ 243 million increased by 15% relative to the Allfirst quarter March 2003 combined with M&T nine months to December 2003 contribution of US$ 212 million excluding restructuring costs of $ 23 million. M&T reported its full year results on 11 January 2005, showing strong earnings growth with US GAAP-basis diluted earnings per share up 21% to US$ 6.00 from US$ 4.95 in 2003. Diluted net operating earnings per share, which excludes the amortization of core deposit and other intangibles and merger related expenses, was US$ 6.38, up 12% from US$ 5.70.

2003 performance

Group reported income before taxes of €32 million for the year to December 2003, compared with a loss of €31 million for the year to December 2002. Excluding early retirement costs of €4 million, Group reported income before taxes of €36 million in 2003.

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

AIB’s share of M&T income before taxes amounted to €136 million, before restructuring costs of € 20 million and goodwill amortization of €42 million, this reflected the contribution for the 9 months from April 1 to December 31, 2003. Allfirst and M&T have been successfully integrated with significant cost savings anticipated going forward. This merged franchise is performing well, with AIB having an influential role at Board and management levels.

Liquidity & capital resources

It is the Group’s policy to maintain a strong capital base and to utilize it efficiently in its development as a diversified international banking group. As part of the Group’s capital management activities, the Group manages its mix of capital by currency in order to minimize the impact of exchange rate fluctuations on the Group’s key capital ratios.

The following table shows AIB Group’s capital resources at December 31, 2004, 2003 and 2002:

	December 31,
	2004	2003	2002
	(Euro in millions)
Stockholders’ funds-equity	5,399	4,921	4,180
Stockholders’ funds non-equity	182	196	235
Equity and non-equity minority interests	1,212	158	274
Reserve capital instruments	497	497	496
Undated capital notes	345	357	389
Dated capital notes	1,923	1,276	1,287

	9,558	7,405	6,861

Capital resources increased by €2.2 billion during the year ended December 31, 2004.

The increase arose primarily as a result of the issue of €1 billion perpetual preferred securities and an increase in capital notes. In addition shareholders’ equity increased arising from net retentions offset by pension plan actuarial losses under FRS 17 - “Retirement benefits”, and exchange rate movements.

In December 2004 AIB issued €1 billion of perpetual preferred securities. This issue qualifies as Tier 1 capital and is included as non-equity minority interests.

The US dollar weakened by 7% and the Polish zloty strengthened by 15%, while the value of Sterling remained neutral relative to the euro, resulting in a negative foreign currency translation adjustment of €51 million. Shareholders’ equity benefited from net retentions of €536 million and the issue of shares for dividend reinvestment and staff incentive schemes of €205 million. The actuarial losses in the Group’s retirement benefit schemes under FRS 17 – “Retirement benefits”, which are recognized directly in shareholders’ equity amounted to €197 million.

There was a net increase in capital notes reflecting the issue of US$400 million and €400 million offset by the redemption of €32.2 million in subordinated capital.

Capital ratios

In carrying out the Group’s overall capital resources policy, a guiding factor is the supervisory requirements of the Irish Financial Services Regulatory Authority (“IFSRA”), which applies a capital/risk assets ratio framework in measuring capital adequacy. This framework analyses a bank’s capital into three tiers. Tier 1 capital, comprizes mainly shareholders’ funds, minority equity interests in subsidiaries and reserve capital instruments. It is the highest tier and can be used to meet trading and banking activity requirements. Tier 2 includes perpetual, medium-term and long-term subordinated debt, general provisions for bad and doubtful debts and fixed asset revaluation reserves. Tier 2 capital can be used to support both trading and banking activities. Tier 3 capital comprizes short-term subordinated debt with a minimum original maturity of two years. The use of tier 3 capital is restricted to trading activities only and it is not eligible to support counterparty or settlement risk. The aggregate of tiers 2 and 3 capital included in the risk asset ratio calculation may not exceed tier 1 capital. AIB does not currently use tier 3 capital in its capital calculation. The capital adequacy framework also applies risk weightings to balance sheet and off-balance sheet exposures, reflecting the credit and other risks associated with broad categories of transactions and counterparties, to arrive at a figure for risk weighted assets. An internationally agreed minimum total capital (to risk weighted assets) ratio of 8% and a minimum tier 1 capital (to risk weighted assets) ratio of 4% are the base standards from which the IFSRA sets individual capital ratios for credit institutions under its jurisdiction.

The EU Capital Adequacy Directive (“CAD”) distinguishes the risks associated with a bank’s trading book from those in its banking book. Trading book risks are defined as those risks undertaken in order to benefit in the short-term from movements in market prices such as interest rates, foreign exchange rates and equity prices. The remaining risks, relating to the normal retail and wholesale banking activities, are regarded as banking book risks. The CAD is expected to be “recast” as a result of the implementation of the proposed Capital Requirements Directive (which implements the Basel II framework in the EU.)

The following table shows the components and calculation of the Group’s tier 1 and total capital ratios at December 31, 2004 and 2003.

	December 31,
	2004	2003
	(Euro in millions)
Tier 1
Paid-up ordinary share capital	294	290
Eligible reserves	4,885	4,259
Equity minority interests in subsidiaries	1,212	158
Non-cumulative preference shares	182	196
Reserve capital instruments (note a)	497	497
Supervisory deductions (note b)	(850)	(970)

Total tier 1 capital	6,220	4,430

Tier 2
Fixed asset revaluation and other reserves (note c)	547	490
General provisions	277	316
Subordinated perpetual loan capital	273	278
Subordinated term loan capital (note d)	1,562	1,355

Total tier 2 capital	2,659	2,439

Gross capital	8,879	6,869
Supervisory deductions (note e)	(469)	(389)

Total capital	8,410	6,480

Notes:

(a)	Reserve capital instruments are included within subordinated liabilities in the consolidated balance sheet.

(b)	Supervisory deductions at the tier 1 capital level relate to intangible fixed assets and goodwill.

(c)	Includes the stockholders’ interest in the long-term assurance business.

(d)	In calculating the capital ratios for the Group the subordinated capital that was redeemed in January 2005, US$ 250 million and €250 million, has not been included as capital.

(e)	Supervisory deductions at the total capital level relate to investments in non-consolidated financial entities, primarily the long-term assurance business attributable to stockholders.

	December 31,
	2004	2003
	(Euro in millions except %)
Risk weighted assets
Banking book:
On balance sheet	61,718	48,831
Off-balance sheet	10,960	8,602

	72,678	57,433

Trading book:
Market risks	5,149	4,566
Counterparty and settlement risks	712	616

	5,861	5,182

Total risk weighted assets	78,539	62,615

Capital ratios
Tier 1 capital	7.9%	7.1%
Total capital	10.7%	10.3%

The Group was strongly capitalized at December 31, 2004 with the tier 1 ratio improving to 7.9% and the total capital ratio at 10.7%. Risk weighted assets increased by €15.9 billion reflecting strong loan growth across the Group.

Tier 1 capital increased by €1.8 billion to €6.2 billion. This increase was as a result of the issue of €1 billion of perpetual preferred securities in December 2004 and the positive impact of net retentions.

Tier 2 capital increased by €220 million primarily as a result of subordinated debt issues.

The table below provides details of the contractual cash obligations of the Group as at December 31, 2004.

	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years	Total
	(Euro in millions)
Contractual cash obligations
Long term debt	434	—	—	1,489	1,923
Capital lease obligations	46	33	13	7	99
Operating leases	38	75	67	407	587
Finance leases	—	1	—	—	1
Other long term obligations (funding of Icarom)	11	22	22	34	89

Total	529	131	102	1,937	2,699

The table above excludes deposits and other liabilities taken in the normal course of banking business and short term and undated liabilities. The maturity of deposits by banks is given in Note 32, customer accounts in Note 33, and debt securities in issue in Note 34 of the Notes to Consolidated Financial Statements.

In addition, AIB Group is party to contingent liabilities and commitments with nominal amounts of €22.4 billion at December 31, 2004 (see Note 43 “Memorandum items: Contingent liabilities and commitments” of the Notes to Consolidated Financial Statements).

Further discussion on liquidity is included in Item 11 “Quantitative and qualitative disclosures about market risk - Liquidity risk” on page 78.

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

Employee compensation trusts

AIB and some of its subsidiary companies use trust structures to benefit employees and to facilitate the ownership of the Group’s equity by employees. The Group consolidates these trust structures where the risks and rewards of the underlying shares have not been transferred to the employees. Details of these structures are provided in Notes 40 and 50 of the Notes to Consolidated Financial Statements.

Capital expenditure commitments

At December 31, 2004, the total estimated outstanding commitments for capital expenditure not provided for in the accounts amounted to €99 million (2003: €73 million; 2002: €49 million). AIB Group believes that its capital resources are adequate to meet such commitments.

Placings with banks

The following table analyzes placings with banks, based on the offices from which the placing is made.

	December 31,
	2004	2003
	(Euro in millions)
Placings with banks, repayable within 30 days:
Domestic offices	639	1,784
Foreign offices	882	267

	1,521	2,051

Placings with banks, repayable beyond 30 days:
Domestic offices	513	529
Foreign offices	286	53

	799	582

Total	2,320	2,633

AIB Group places funds with other banks for a number of reasons, including liquidity management, the facilitation of international money transfers and the conduct of documentary credit business with correspondent banks.

Limits on the aggregate amount of placings that may be made with individual institutions are established in accordance with AIB Group credit policy.

Deposits by customers

The following table analyzes average deposits by customers based on the location of the offices in which the deposits are recorded.

	December 31,
	2004	2003
	(Euro in millions)
Domestic offices
Current accounts	9,547	8,009
Deposits:
Demand	5,384	4,688
Time	13,778	12,077

	28,709	24,774

Foreign offices
Current accounts	6,113	5,267
Deposits:
Demand	1,842	1,742
Time	7,407	7,138

	15,362	14,147

Total	44,071	38,921

Current accounts are primarily non-interest bearing checking accounts raised through AIB Group’s branch network in Ireland, Northern Ireland, Britain and Poland.

Demand deposits attract interest rates which vary from time to time in line with movements in market rates and according to size criteria. Such accounts are not subject to withdrawal by check or similar instrument and have no fixed maturity dates.

Time deposits are generally larger, attract higher rates of interest than demand deposits and have predetermined maturity dates.

Customer deposits by currency

The following table analyzes customer deposits by currency.

	December 31,
	2004	2003
	(Euro in millions)
Euro	31,545	27,853
US dollar	2,559	2,355
Sterling	13,114	11,143
Polish zloty	4,015	3,140
Other currencies	164	121

	51,397	44,612

The following table shows details of the Group’s large time deposits and certificates of deposit (US$100,000 and over or the equivalent in other currencies) by time remaining until maturity.

	December 31, 2004
	3 months or less	After 3 months but within 6 months	After 6 months but within 12 months	After 12 months
	(Euro in millions)
Large time deposits
Domestic offices	9,636	380	256	146
Foreign offices	4,861	249	212	277
Certificates of deposit
Domestic offices	1,212	352	—	—
Foreign offices	3,176	711	952	676

	18,885	1,692	1,420	1,099

Short-term borrowings

The following table shows details of short-term borrowings of AIB Group for the years ended December 31, 2004, 2003 and 2002.

	December 31,
	2004	2003	2002
	(Euro in millions)
Commercial paper:
End of year outstandings	1,187	261	224
Highest month-end balance	1,396	1,133	224
Average balance	239	834	89
Average rate of interest
At end of year	2.05%	1.47%	4.18%
During the year	1.95%	1.88%	3.38%
Federal funds purchased:
End of year outstandings	—	—	491
Highest month-end balance	—	619	909
Average balance	—	167	565
Average rate of interest
At end of year	—	—	1.24%
During year	—	1.22%	1.64%
Repurchase agreements:
End of year outstandings	8,600	6,093	3,181
Highest month-end balance	10,599	6,800	7,844
Average balance	8,390	4,222	4,218
Average rate of interest
At end of year	2.95%	2.10%	2.50%
During year	2.33%	2.36%	2.85%
Master demand notes of Allfirst Financial Inc.:
End of year outstanding	—	—	250
Highest month–end balance	—	250	328
Average balance	—	69	259
Average rate of interest
At end of year	—	—	1.25%
During year	—	1.26%	1.59%
Other short-term borrowings:
End of year outstandings	20,468	15,049	17,310
Highest month-end balance	27,492	20,669	21,626
Average balance	22,069	17,517	17,706
Average rate of interest
At end of year	3.26%	2.57%	2.79%
During year	2.96%	3.03%	3.01%

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

See Item 5 – “Operating results” on pages 22 to 40.

Item 6.	Directors, Senior Management & Employees

Directors & senior management

Certain information in respect of the Directors and Executive Officers is set out below. Directors are required to submit themselves for re-appointment at intervals of not more than three years, while Directors who have served for more than nine years are required to submit themselves for re-appointment annually.

Dermot Gleeson BA, LLM

Chairman

Barrister, and member of the Adjunct Law Faculty of University College Dublin. Former Attorney General of Ireland and former member of the Council of State. Former Chairman of the Review Body on Higher Remuneration in the Public Sector. Member of the Royal Irish Academy and Chairman of the Irish Council for Bioethics. Director of the Gate Theatre and the Barretstown Gang Camp Limited. Joined the Board in 2000, and appointed Chairman in 2003. (Age 56)

Michael Buckley* MA, LPh, MSI

Group Chief Executive

Former Managing Director, AIB Poland Division and of AIB Capital Markets Division. Former Managing Director, NCB Group and public servant in the Irish Government and EU. Was Chairman of the Review Body on Higher Remuneration in the Public Sector from 1995 to 2001. Director of M&T Bank Corporation, Buffalo, New York State. Joined the Board in 1995. (Age 59)

Adrian Burke B Comm, FCA

Audit Committee Chairman

Vice Chairperson of the Institute of European Affairs. Former president of the Institute of Chartered Accountants in Ireland, former Managing Partner of Arthur Andersen in Ireland, and former Chairman of the Joint Ethics Board of the Institutes of Chartered Accountants in Ireland, Scotland, and England and Wales. Joined the Board in 1997. (Age 63)

Kieran Crowley BA, FCA

Consultant, Founder of Crowley Services Dublin Ltd., which operates the Dyno-Rod franchise in Ireland. Member of IBEC National Executive Council and former Chairman of Small Firms Association. Joined the Board in August 2004. (Age 53)

Colm Doherty* B Comm

Managing Director, AIB Capital Markets. Joined AIB International Financial Services in 1988, and became its Managing Director in 1991. Appointed Head of Investment Banking in 1994, and assumed his present position in 1999. Member of the International Financial Services Centre Clearing House Group. Joined the Board in 2003. (Age 46)

Padraic M Fallon BBS, MA, FRSA

Chairman of Euromoney Institutional Investor PLC and Director of Daily Mail & General Trust Plc in Britain. Member of the Board of Trinity College Dublin Foundation. Joined the Board in 1988. (Age 58)

Don Godson BE, MIE, FIEI, C.Eng

Chairman of Project Management Holdings Ltd. Board Member of the Michael Smurfit Graduate School of Business at University College Dublin. Former Director and Chief Executive of CRH plc. Joined the Board in 1997. (Age 65)

Sir Derek Higgs BA, FCA

Chairman of Partnerships UK plc and a Senior Adviser to UBS Investment Bank. Deputy Chairman of The British Land Company PLC, Director of Egg plc, and Jones Lang LaSalle Inc. Author of the “Review of the Role and Effectiveness of Non- Executive Directors”, conducted at the request of the UK Government. Former Chairman of S.G. Warburg & Co. Ltd. and former Director of Prudential plc. Joined the Board in 2000. (Age 60)

Gary Kennedy* BA, FCA

Group Director, Finance & Enterprise Technology. Joined AIB and appointed to the Board in 1997. Member of the Board of the Industrial Development Agency and member of the Galway University Foundation. Director of M&T Bank Corporation, Buffalo, New York State, and former Vice President Enterprise Networks Europe and Managing Director, Northern Telecom (Ireland) Ltd. (Age 46)

John B McGuckian BSc Econ

Senior Independent Non-Executive Director

Chairman of Ulster Television plc, Irish Continental Group plc, and AIB Group (UK) p.l.c., and a Director of a number of other companies in Ireland and the UK. Former Pro-Chancellor of The Queen’s University, Belfast, and former Chairman of The International Fund for Ireland and of the Industrial Development Board for Northern Ireland. Joined the Board in 1977 and appointed Senior Independent Non-Executive Director in 2003. (Age 65)

Aidan McKeon* B Comm, MBS, M.Sc (Mgt)

Managing Director, AIB Group (UK) p.l.c. Joined AIB in 1965 and worked in Branch Banking, Human Resources and Corporate and Commercial Banking. Appointed General Manager, Commercial Banking, in 1989, General Manager, Britain, in 1996 and to his present position in 1999. Member of the CBI Financial Services Council and of the Executive Committee of Co-operation Ireland. Joined the Board in 2003. (Age 57)

Jim O’Leary MA MSI

Lecturer in economics at the National University of Ireland, Maynooth. Former Chief Economist at Davy Stockbrokers, and former Director of Aer Lingus, the National Statistics Board and Gresham Hotel Group. Joined the Board in 2001. (Age 48)

Michael J Sullivan JD

Served as US Ambassador to Ireland from January 1999 to June 2001 and as Governor of the State of Wyoming, USA, between 1987 and 1995. Director of Kerry Group plc, Sletten Construction Inc., Cimarex Energy, Inc. First Interstate BancSystem, Inc., and a Trustee of the Catholic Diocese of Wyoming. Member of the Bar, State of Wyoming. Joined the Board in 2001. (Age 65)

Robert G Wilmers

Chairman, President and Chief Executive Officer of M&T Bank Corporation (“M&T”), Buffalo, New York State. Director of The Business Council of New York State, Inc., the Buffalo Niagara Partnership, and the Andy Warhol Foundation. Served as Chairman of the New York State Bankers’ Association in 2002, and as a Director of the Federal Reserve Bank of New York from 1993 to 1998. Joined the Board in April 2003, on the acquisition by AIB of a strategic stake in M&T. (Age 70)

Jennifer Winter BSc

Chief Executive, the Barretstown Gang Camp Limited. Former Vice President GlaxoSmithKline Pharmaceuticals UK and former Managing Director of SmithKline Beecham, Ireland. Joined the Board in August 2004. (Age 44)

*	Executive Directors

On March 10, 2005, AIB Group announced the appointment of Mr Eugene J Sheehy as Group Chief Executive Designate to replace Mr Michael Buckley, when he retires. Mr Sheehy (date of birth: July 27, 1954) joined AIB in 1971 and prior to his appointment was Chairman and Chief Executive Officer, Mid Atlantic Division of M&T Bank, a position he assumed on April 1, 2003 following the acquisition by AIB of a strategic stake in M&T, and the merger of AIB’s U.S. subsidiary Allfirst Financial Inc., of which Mr Sheehy was Executive Chairman (and Managing Director, AIB USA division) with M&T.

Board Committees

Information concerning membership of the Board’s Audit, Nomination & Corporate Governance, Remuneration, and Corporate Social Responsibility Committees is given in the Corporate Governance statement on pages 54 to 58.

Other Executive Officers

Name	Principal occupation	Year in which appointed to present position
Shom Bhattacharya (54)	Group Chief Risk Officer	2002

Gerry Byrne (49)	Managing Director,
	Poland Division	2001

Donal Forde (44)	Managing Director,
	AIB Bank ROI	2002

Michael J. Lewis (56)	Head of Strategic
	Human Resources	1997

Declan McSweeney (51)	Chief Financial Officer	1997

Compensation

Aggregate remuneration of Directors and Officers

The aggregate remuneration for the year ended December 31, 2004 of all Directors and Executive Officers as a group amounted to €9.205 million; the corresponding figure for the year ended December 31, 2003 was €7.937 million. These sums include amounts paid under the Group’s Employees’ Profit Sharing Plans, together with pension and other remuneration paid to former Directors (2004: €0.842 million; 2003: €1.011 million).

Included above is an aggregate amount set aside by AIB, in the years ended December 31, 2004 and 2003, to provide pension benefits for Directors and Executive Officers of AIB which amounted to €1.027 million and €0.434 million respectively.

Remuneration policy

The Company’s policy in respect of the remuneration of the executive directors is to provide remuneration packages that attract, retain, motivate and reward the executives concerned and, by ensuring strong links between performance and reward, align individual and company success. In considering such packages, cognisance is taken of: the levels of remuneration for comparable positions, as advized by external consultants; the responsibilities and complexity of the roles of the individuals concerned; their individual performances measured against specific and challenging objectives; and the Group’s overall performance.

Remuneration

	December 31, 2004
	Fees(1)	Salary	Bonus(2)	Profit share(3)	Taxable benefits(4)	Pension contributions(5)	Total
	(Euro in thousands)
Executive directors
Michael Buckley	35	775	360	13	52	210	1,445
Colm Doherty	35	418	340	13	43	109	958
Gary Kennedy	35	415	235	13	38	108	844
Aidan McKeon	35	356	242	4	38	159	834

	140	1,964	1,177	43	171	586	4,081

Non-executive directors
Adrian Burke	146					—	146
Kieran Crowley	18					—	18
Padraic M Fallon	44					11	55
Dermot Gleeson	285					—	285
Don Godson	62					—	62
Sir Derek Higgs	71					—	71
John B McGuckian	103					11	114
Carol Moffett	33					—	33
Jim O’Leary	68					—	68
Michael J Sullivan	95					—	95
Robert G. Wilmers(1)	—					—	—
Jennifer Winter	39					—	39

	964					22	986

Former directors
Pensions(6)							758
Other payments(7)							84

							842

Total							5,909

	December 31, 2003
	Fees(1)	Salary	Bonus(2)	Profit share(3)	Taxable benefits(4)	Pension contributions(5)	Total
	(Euro in thousands)
Executive directors
Michael Buckley	33	660	570	13	54	69	1,399
Colm Doherty	30	343	185	11	37	34	640
Gary Kennedy	33	381	275	13	45	38	785
Aidan McKeon	30	271	141	4	33	61	540

	126	1,655	1,171	41	169	202	3,364

Non-executive directors
Adrian Burke	121					—	121
Padraic M Fallon	36					10	46
Dermot Gleeson	217					—	217
Don Godson	45					—	45
Sir Derek Higgs	63					—	63
John B McGuckian	89					10	99
Carol Moffett	41					—	41
Jim O’Leary	51					—	51
Lochlann Quinn	180					—	180
Michael J Sullivan	64					—	64
Robert G. Wilmers(1)	—					—	—

	907					20	927

Former directors
Pensions(6)							762
Other payments(7)							249

							1,011

Total							5,302

(1)	Fees comprise a basic fee of €35,000 per annum paid in respect of service as a director, and additional remuneration paid to any non- executive director who holds the office of Chairman, Chairman of the Audit Committee, or Senior Independent Director, or who performs services outside the ordinary duties of a director, such as through membership of Board Committees, or who serves on the board of a subsidiary company.

A fee of €35,000 was paid to M&T Bank Corporation (“M&T”),in the year ended December 31, 2004 (2003: €25,861), in respect of Mr Robert G Wilmers’s directorship of the Company as the designee of M&T, pursuant to the Agreement and Plan of Reorganisation, dated September 26, 2002, by and among the Company, Allfirst Financial Inc. and M&T, as approved by shareholders at the Extraordinary General Meeting held on December 18, 2002 (“the Agreement”).

Messrs. Buckley and Kennedy serve as Directors of M&T, pursuant to the Agreement, and fees payable in this regard, which amounted to €56,718 in aggregate in 2004, are paid to AIB.

(2)	The executive directors participate in a discretionary, performance-related, incentive scheme for senior executives under which bonuses may be earned on the achievement of specific, performance-related objectives, reviewed annually. The bonus may range from 0% to 100% of annual salary. The bonuses paid in 2003 included special bonuses of €250,000 and €125,000 paid to Mr Michael Buckley and Mr Gary Kennedy, respectively, in recognition of the roles they played in AIB’s acquisition of a strategic stake in M&T Bank Corporation.

(3)	Information on the employees’ profit sharing schemes, which are operated on terms approved by the shareholders, is given on pages 52 and 53.

(4)	Taxable benefits include the use of a company car or the payment of a car allowance, and benefit arising from loans made at preferential interest rates.

(5)	Pension contributions represent payments to defined benefit pension plans, in accordance with actuarial advice, to provide post- retirement pensions from normal retirement date. The contribution rates, as a percentage of pensionable emoluments, are 26.0% in respect of the Republic of Ireland pension scheme (2003:10.0%) and 44.6% in respect of the UK pension scheme (2003:22.6%). The fees of the non-executive directors who joined the Board since 1990 are not pensionable.

The pension benefits earned during the year, and accrued at year-end, are as follows:

	Increase in accrued benefits during 2004(a)	Accrued benefit at year-end(b)	Transfer values(c)
	(Euro in thousands)
Executive directors
Michael Buckley	106	516	1,905
Colm Doherty	15	157	159
Gary Kennedy	16	103	172
Aidan McKeon	26	224	850

Non-executive directors
Padraic M Fallon	1	15	15
John B McGuckian	1	22	21

(a)	Increases are after adjustment for inflation, and reflect additional pensionable service and earnings.

(b)	Figures represent the accumulated total amounts of accrued benefits payable at normal retirement dates, as at December 31, 2004.

(c)	Figures show the transfer values of the increases in accrued benefits during 2004. These transfer values do not represent sums paid or due, but the amounts that the pension plan would transfer to another pension plan, in relation to the benefits accrued in 2004, in the event of the member leaving service.

(6)	“Pensions” (€758,000) represents the payment of pensions to former directors or their dependants, granted on an ex-gratia basis and fully provided for in the balance sheet, together with an amount of €650,000 to amortise a deficit on the Non- Executive Directors’ Pension Scheme, in accordance with actuarial advice (2003: €762,000, inclusive of €650,000 in respect of amortisation of Pension Scheme deficit).

(7)	Other payments comprise a payment of €83,507 to Mr Jeremiah E Casey under the terms of a post-retirement consultancy contract approved by shareholders at the 1999 Annual General Meeting (2003: €220,342).

Board practices

Changes in directorate

•	Carol Moffett retired on August 31, 2004.

•	Ms Jennifer Winter and Mr Kieran Crowley were appointed Non-Executive Directors on August 24, 2004.

Audit committee

See Corporate Governance Statement on page 56.

Nomination and corporate governance committee

See Corporate Governance Statement on page 56.

Remuneration committee

See Corporate Governance Statement on page 56.

Corporate social responsibility committee

See Corporate Governance Statement on page 56.

Service contracts

There are no service contracts in force for any director with the Company or any of its subsidiaries.

Share ownership

Interests in shares and options

The beneficial interests of the directors and the secretary in office at December 31,2004, and of their spouses and minor children, are as follows:

	Ordinary shares of €0.32
	December 31, 2004	January 1, 2004*
Ordinary shares

Directors:
Michael Buckley	239,808	238,672
Adrian Burke	11,004	10,677
Kieran Crowley	5,020	1,994
Colm Doherty	57,218	24,872
Padraic M Fallon	8,979	8,664
Dermot Gleeson	22,826	12,250
Don Godson	38,599	25,099
Sir Derek Higgs	5,000	5,000
Gary Kennedy	101,124	48,913
John B McGuckian	72,911	69,737
Aidan McKeon	27,853	7,298
Jim O’Leary	4,000	4,000
Michael J Sullivan	1,700	1,700
Robert G Wilmers	52,459	50,619
JenniferWinter	—	—

Secretary:
W M Kinsella	39,489	38,833

*	or later date of appointment

The following table sets forth information, at December 31,2004, with respect to the percentage of Ordinary shares owned by Directors and Executive Officers of AIB as a group:

Title of class	Identity of person or group	Number owned	Percent of class
Ordinary shares	Directors and Executive Officers of AIB as a group	739,407	0.08%

Details of the executive directors’ and the secretary’s share options are given below. Information on the Share Option Plans is given in pages 52 and 53. The options outstanding at December 31, 2004 are exercizable at various dates between 2005 and 2014. Details are shown in the Register of Directors’ and Secretary’s Interests, which may be inspected by stockholders at the Company’s Registered Office.

	December 31, 2004		January 1, 2004	Since January 1, 2004		Price of options exercised	Market price at date of exercise	Weighted average subscription price of options outstanding at December 31, 2004
				Granted	Exercised
Directors:						€	€	€
Michael Buckley	336,500		336,500	—	—	—	—	12.52
Colm Doherty	230,000		230,000	30,000	30,000	5.80	12.05	12.15
Gary Kennedy	165,000		185,000	30,000	50,000	6.25	12.05	12.79
Aidan McKeon	137,000	*	130,000	30,000	20,000	5.80	12.50	12.94

Secretary:
W M Kinsella	40,500		45,500	5,000	10,000	11.90	13.78	11.70

*	Options over 3,000 shares lapsed on March 23, 2004

Non-executive directors do not participate in the share options schemes (or “plans”). The aggregate number of share options outstanding at December 31, 2004 in the names of executive directors and officers, as a group, was 1,421,500, as follows:

Outstanding as at December 31, 2003:	1,381,500
Options granted, 2004	249,000
Less: Options exercised, 2004	(180,000)
Less: Options lapsed, 2004	(29,000)

Options outstanding as at December 31, 2004	1,421,500

Long Term Incentive Plan

Under the terms of the AIB Long Term Incentive Plan, approved by shareholders at the 2000 Annual General Meeting, conditional grants of awards of ordinary shares have been made in respect of 1,305,200 ordinary shares, in aggregate, to 234 employees. These awards will vest in full in the award-holders only if (a) the growth in the Company’s EPS, as defined in the Rules of the Plan, in any three consecutive years within the five years following the grant is not less than the growth in the CPI plus 5% per annum, compound, over the same three year period; and (b) the growth in the Company’s core EPS, as defined in the Rules of the Plan, over the three year period during which the criterion at (a) is satisfied, is such as to position the Company in the top 20% of the FTSE Eurotop Banks Retail Index. Partial vesting, on a reducing scale, will occur if the growth in the Company’s core EPS positions the Company outside the top 20% of that Index but still within its top 45%, subject to the criterion at (a) being satisfied. Vested shares must be held until normal retirement date, except that award-holders may dispose of shares sufficient to meet the income tax liability arising on vesting. No awards were granted during 2004.

The following conditional grants of awards of ordinary shares have been made to the executive directors and the secretary under the terms of the Plan:

	Total as at December 31, 2004	Granted during 2004	Total as at January 1, 2004
Directors:
Michael Buckley	38,000	—	38,000
Colm Doherty	35,000	—	35,000
Gary Kennedy	20,000	—	20,000
Aidan McKeon	14,000	—	14,000
Secretary:
W M Kinsella	4,500	—	4,500

Apart from the interests set out above, the directors and secretary and their spouses and minor children have no interests in the shares of the Company.

The closing price, on the Irish Stock Exchange, of the Company’s ordinary shares on December 31, 2004 was €15.35 per share; during the year the price ranged from €11.60 to €15.35 per share.

There were no changes in the above interests between December 31, 2004 and April 29, 2005, save for the following:

(a)	Mr Colm Doherty was awarded 5,000 options on April, 26, 2005

(b)	Mr Don Godson purchased 11,401 shares on February, 24, 2005

(c)	Mr Gary Kennedy was awarded 30,000 options on April 26, 2005

(d)	Mr Aidan McKeon has acquired an interest in 45 shares in all since year-end under the UK Share Plan.

Employee share plans

The Company operates employee profit sharing schemes on terms approved by the shareholders. All employees, including executive directors, of the Company and certain subsidiaries are eligible to participate, subject to minimum service periods. The directors at their discretion may set aside each year a sum not exceeding 5% of eligible profits of participating companies in the Republic of Ireland and the UK.

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

In December 2002 the Company launched a Share Ownership Plan in the UK to replace the profit sharing scheme that previously operated for UK-based employees. The Plan, which was approved by shareholders at the 2002 Annual General Meeting, provides for the receipt by eligible employees of shares in a number of categories: Partnership Shares, in which employees may invest up to Stg£ 1,500 per annum from salary; Free Shares, involving the award by the Company of shares up to the value of Stg£ 3,000 per annum per employee; and Dividend Shares, which may be acquired by employees by re-investing dividends of up to Stg£ 1,500 per annum.

During 2004 the company introduced a Save as You Earn Share Option Scheme for eligible employees in the UK. The scheme replaced a similar scheme that had matured in 2002. Under the Scheme employees may opt to save fixed amounts on a regular basis, over a three year period, subject to a maximum monthly saving of Stg£ 250 per employee, and to utilise amounts so saved in the acquisition of market-purchased shares in the Company.

During 2004, the Company re-issued from its pool of Treasury Shares 2,276,417 ordinary shares to the Trustees of the employees’ profit sharing schemes, at €11.96 per share. The consideration received for these shares was €27.2 million.

Share option plan

The Company operates share option schemes on terms approved by the shareholders. Officials may participate in the schemes at the discretion of the directors. Options are granted at the market price, being the middle-market quotation of the Bank’s shares on the Irish Stock Exchange on the day preceding the date on which the option is granted. The exercize of options granted between January 1, 1996 and December 31, 2000 is conditional on the achievement of earnings per share (“EPS”) growth of at least 2% per annum, compound, above the increase in the Consumer Price Index (“CPI”) over a period of not less than three and not more than five years from date of grant. The exercize of options granted since January 1, 2001 is conditional on the achievement of EPS growth of at least 5% per annum, compound, above the increase in the CPI over a period of not less than three and not more than five years from date of grant. Options may not be transferred or assigned and may be exercized only between the third and seventh anniversaries of their grant in the case of the options granted up to December 31, 2000, and between the third and tenth anniversaries of their grant in the case of options granted subsequent to that date.

The shares issued during 2004 to participants in the schemes were issued at prices of €5.80, €6.25, €10.02 and €11.90 per share. The consideration received for these shares was €44.0 million.

At December 31, 2004, options were held by some 3,845 participants over 21,025,229 ordinary shares in aggregate (2.3% of the issued ordinary share capital, 2.4% net of 48,889,789 Treasury Shares held at that date), at prices ranging from €10.02 to €13.90 per share; these options may be exercized at various dates up to April 28, 2014.

Subscription price	Exercise period
€11.90/€12.20	April 2001 - April 2005
€10.02	May 2003 - May 2007
€11.98	April 2004 - April 2011
€12.40	September 2004 - September 2011
€13.55	June 2005 - June 2012
€13.90	December 2005 - December 2012
€13.30	April 2006 - April 2013
€12.60	April 2007 - April 2014

The following is a summary of the changes in outstanding options under the AIB Executive Share Option Plan for the years ended December 31, 2004, 2003 and 2002.

	Years ended December 31,
	2004	2003	2002
Shares subject to options at January 1	28,553,079	29,518,229	29,808,629
Options exercized at €3.38	—	—	(260,000)
Options exercized at €4.19	—	(125,000)	(1,223,000)
Options exercized at €5.80	(501,500)	(1,166,500)	(1,171,000)
Options exercized at €6.25	(50,000)	(20,000)	(20,000)
Options exercized at €7.61	—	(50,000)	(20,000)
Options exercized at €10.02	(2,281,850)	(2,542,000)	—
Options exercized at €11.90	(1,505,000)	(135,000)	(462,500)
Options granted	3,223,500	3,272,850	3,127,100
Options granted in 1999 which did not vest	(6,301,500)	—	—
Options lapsed, in respect of former employees	(111,500)	(199,500)	(261,000)

Shares subject to options at December 31	21,025,229	28,553,079	29,518,229

Limitations on profit-sharing and share option plans

Under the terms of the employees’ profit sharing schemes, the aggregate number of shares that may be purchased/held by the Trustees in any 10-year period may not exceed 10% of the issued ordinary shares. The aggregate number of shares issued under the share option schemes in any 10-year period may not exceed 5% of the issued ordinary shares. The Company complies with guidelines issued by the Irish Association of Investment Managers in relation to those plans.

Corporate governance

Corporate governance is concerned with how companies are managed and controlled. The Board is committed to the highest standards in that regard. This statement explains how the Company has applied the Principles set out in the Combined Code on Corporate Governance(1) (“the Code”), and reports on compliance with its Provisions.

The Board

Role

The Board is responsible for the leadership, direction and control of the Company and the Group and is accountable to shareholders for financial performance. There is a comprehensive range of matters specifically reserved for decision by the Board; at a high level this includes:

•	determining the Company’s strategic objectives and policies;

•	appointing the Chairman and the Group Chief Executive and addressing succession planning;

•	monitoring progress towards achievement of the Company’s objectives and compliance with its policies;

•	approving annual operating and capital budgets, major acquisitions and disposals, and risk management policies and limits; and

•	monitoring and reviewing financial performance, risk management activities and controls.

The role of the Chairman, which is non-executive, is separate from the role of the Group Chief Executive, with clearly-defined responsibilities attaching to each; these are set out in writing and agreed by the Board.

There is a procedure in place to enable the Directors to take independent professional advice, at the Company’s expense.

The Company holds insurance cover to protect Directors and Officers against liability arising from legal actions brought against them in the course of their duties.

Meetings

The Chairman sets the agenda for each Board meeting. The Directors are provided in advance with relevant papers to enable them to consider the agenda items, and are encouraged to participate fully in the Board’s deliberations. Executive management attend Board meetings and make regular presentations.

The Board met on 16 occasions in 2004. Two of those meetings related to the approval of the Accounts, following their previous consideration by the Audit Committee and the Board, and were attended by the Chairman, the Group Chief Executive, the Group Director, Finance & Enterprise Technology, and, on one occasion, the Chairman of the Audit Committee. Attendance at the other meetings is reported on below. During a number of those meetings, the Non-Executive Directors met in the absence of the Executive Directors, in accordance with good governance standards. In addition to their attendance at Board meetings, individual Non-Executive Directors attended board meetings of overseas subsidiaries, met regulators, and held numerous consultative meetings with the Chairman.

Attendance at meetings

Dermot Gleeson	14/14
Michael Buckley	14/14
Adrian Burke	14/14
Kieran Crowley*	6/6
Colm Doherty	14/14
Padraic M Fallon	12/14
Don Godson	12/14
Sir Derek Higgs	14/14
Gary Kennedy	14/14
Carol Moffett#	8/9
John B McGuckian	13/14
Aidan McKeon	13/14
Jim O’Leary	13/14
Michael J Sullivan	14/14
Robert G Wilmers	6/14
Jennifer Winter*	6/6

*	Appointed August 24, 2004

#	Retired August 31, 2004

(1)	The Code was adopted in 2003 by the Irish Stock Exchange and the UK Listing Authority.

Membership

It is the policy of the Board that a significant majority of the Directors should be Non-Executive. At December 31,2004, there were 11 Non-Executive Directors and 4 Executive Directors. Non-Executive Directors are appointed so as to maintain an appropriate balance on the Board, and to ensure a sufficiently wide and relevant mix of backgrounds, skills and experience to provide strong and effective leadership and control of the Group.

The names of the Directors, and their biographical notes, appear on pages 46 and 47. All Directors are required to act in the best interests of the Company, and to bring independent judgement to bear in discharging their duties as Directors. The Board has determined that all the Non-Executive Directors, except Mr Wilmers, are independent in character and judgement and free from any business or other relationship with the Company or the Group that could affect their judgement. While two of the Non-Executive Directors have served in excess of nine years and are members of the Non-Executive Directors’ Pension Scheme (“the Scheme”), both have been determined by the Board to be independent. In that regard, the benefits accruing to the Directors concerned - Mr Padraic M Fallon and Mr John B McGuckian - from their historical membership of the Scheme are not considered to be significant to them, and their tenure as Directors has not affected their ability to bring independent judgement to bear in discharging their duties.

Chairman

Mr Dermot Gleeson has been Chairman of the Board since October 14,2003. His responsibilities include the leadership of the Board, ensuring its effectiveness, setting its agenda, ensuring that the Directors receive adequate, accurate and timely information, facilitating the effective contribution of the Non-Executive Directors, ensuring the proper induction of new Directors, and reviewing the performance of individual Directors.

Group Chief Executive

The day-to-day management of the Group has been delegated to the Group Chief Executive, whose responsibilities include the formulation of strategy and related plans, and, subject to Board approval, their execution. He is also responsible for ensuring an effective organisation structure, for the appointment, motivation and direction of the senior executive management, and for the operational management of all the Group’s businesses.

Senior Independent Non-Executive Director

Mr John B McGuckian, the Senior Independent Non-Executive Director, is available to shareholders if they have concerns which contact through the normal channels of Chairman or Group Chief Executive have failed to resolve, or for which such contact is considered by the shareholder(s) concerned to be inappropriate.

Company Secretary

The Directors have access to the advice and services of the Company Secretary, who is responsible for ensuring that Board procedures are followed and that applicable rules and regulations are complied with.

Performance Evaluation

Evaluations of the performances of the Board, individual Directors, and Board Committees were conducted during the year by the Chairman, using a detailed questionnaire and meetings with each of the Directors. The results were presented to the Board. An evaluation of the performance of the Chairman was conducted in his absence by the Non-Executive Directors, under the Chairmanship of Mr John B McGuckian, the Senior Independent Non-Executive Director, who had consulted the Executive Directors.

Terms of Appointment

Non-Executive Directors appointed during 2004 were appointed for a three-year term, with the possibility of renewal for a further three years. Following appointment, Directors are required to retire at the next Annual General Meeting, and may go before the shareholders for re-appointment. Subsequently, all Directors are required to submit themselves for re-appointment at intervals of not more than three years, except that Directors who have served for more than nine years are subject to annual re- appointment by shareholders.

Letters of appointment, as well as dealing with appointees’ responsibilities, stipulate that a specific time commitment is required from Directors (a copy of the standard terms of the letter of appointment of Non-Executive Directors is available from the Company Secretary).

Induction

There is an induction process for new Directors. Its content varies as between Executive and Non-Executive Directors. In respect of the latter, the induction is designed to familiarise Non-Executive Directors with the Group and its operations, and comprises the provision of relevant briefing material, including details of the Company’s strategic and operational plans, and a programme of meetings with the Heads of Divisions and the senior management of businesses and support functions. During the year, offers were made to major shareholders of the opportunity to meet newly-appointed Non-Executive Directors. Directors also attend external courses and seminars to update their knowledge.

Board Committees

The Board is assisted in the discharge of its duties by a number of Board Committees, whose purpose is to consider, in greater depth than would be practicable at Board meetings, matters for which the Board retains responsibility. The composition of such Committees is reviewed annually by the Board. A description of these Committees, each of which operates under terms of reference approved by the Board, and their membership, is given below. The minutes of all meetings of Board Committees are circulated to all Directors, for information, with their Board papers, and are formally noted by the Board. This provides an opportunity for Directors who are not members of those Committees to seek additional information or to comment on issues being addressed at Committee level. The terms of reference of the Audit Committee, the Corporate Social Responsibility Committee, the Nomination and Corporate Governance Committee, and the Remuneration Committee are available on AIB’s website, www.aibgroup.com. The information found at this website is not incorporated by reference to this document.

Audit Committee

Members: Mr Adrian Burke, Chairman; Mr Kieran Crowley (from October 14); Sir Derek Higgs; Mr Jim O’Leary; and Mr Michael J Sullivan.

The role and responsibilities of the Audit Committee are set out in its terms of reference. Those responsibilities are discharged through its meetings and receipt of reports from Management, the external Auditors, the Group Internal Auditor, and the Group General Manager, Regulatory Compliance & Business Ethics.

The Audit Committee reviews the Group’s annual and interim accounts; the scope of the audit; the findings, conclusions and recommendations of the internal and external Auditors; reports on compliance; the nature and extent of non-audit services provided by the Auditors; and the effectiveness of internal controls. The Committee is responsible for making recommendations on the appointment, re-appointment and removal of the Auditors, ensuring the cost-effectiveness of the audit, and for confirming the independence of the Auditors, the Group Internal Auditor, and the Group General Manager, Regulatory Compliance & Business Ethics, each of whom it meets separately at least once each year, in confidential session, in the absence of Management. Each of these parties has unrestricted access to the Chairman of the Audit Committee. A written report is submitted annually to the Board, showing the issues considered by the Committee.

The Audit Committee received regular reports on the implementation of International Financial Reporting Standards. The Committee also receives updates on the implementation of Section 404 of the US Sarbanes-Oxley Act of 2002, whereby management and the external auditors will have to attest to the effectiveness of the Group’s systems of internal control over financial reporting.

There is a process in place by which the Audit Committee reviews and, if considered appropriate, approves, within parameters approved by the Board, any non-audit services undertaken by the Auditors, and the related fees. This ensures that the objectivity and independence of the Auditors is safeguarded.

The Audit Committee met on nine occasions during 2004. All the members attended all the meetings. The following attend the Committee’s meetings, by invitation: the Auditors; the Group Director, Finance & Enterprise Technology; the Chief Financial Officer; the Group Chief Risk Officer; the Group General Manager, Regulatory Compliance & Business Ethics; and the Group Internal Auditor.

Corporate Social Responsibility Committee

Members: Ms Carol Moffett, Chairman (until her retirement as a Director on August 31); Mr Dermot Gleeson, Chairman (from September 1); Mr Padraic M Fallon; Mr Don Godson (until October 7); and Ms Jennifer Winter (from October 7).

The role of the Corporate Social Responsibility (“CSR”) Committee (previously the Social Affairs Committee) is to recommend Group CSR policies and objectives.

The Committee met on 4 occasions during 2004. All the members attended all the meetings, except Mr Fallon, who attended three of the meetings.

Nomination and Corporate Governance Committee

Members: Mr Dermot Gleeson, Chairman; Mr Michael Buckley; Mr Don Godson; Mr John B McGuckian; and Mr Michael J Sullivan.

The Nomination and Corporate Governance Committee’s responsibilities include: recommending candidates to the Board for appointment as Directors; reviewing the size, structure and composition of the Board; and reviewing succession planning. The Committee is also responsible for reviewing the Company’s corporate governance policies and practices.

The Committee met on three occasions during 2004. All the members attended all the meetings. Based on information available to the Company, and without resort to external search consultants or open advertising, the Committee considered candidates for appointment as Non-Executive Directors, and made recommendations to the Board in that regard.

Remuneration Committee

Members: Mr Dermot Gleeson, Chairman (until February 16,2005); Mr Don Godson; Sir Derek Higgs (Chairman from February 17, 2005); Mr John B McGuckian; and Mr Jim O’Leary.

The Remuneration Committee’s responsibilities include recommending to the Board: (a) Group remuneration policies and practices; (b) performance-related pay schemes; (c) the annual operation of incentive schemes; and (d) executive and managerial salary ranges. The Committee also determines the remuneration of the Group Chief Executive, the other Executive Directors, and the other members of the Group Executive Committee, under advice to the Board.

The Committee met on three occasions during 2004. All the members attended all the meetings, except Mr O’Leary, who attended two of the meetings.

Directors’ Remuneration

The Report on Directors’ Remuneration and Interests appears on pages 47 to 49.

Relations with Stockholders

To strengthen communication with shareholders, the Company circulates each year, along with the statutory Annual Report and Accounts, a short booklet explaining features of the Company’s performance in the previous year. This also focuses on strategy, performance over the previous five years, and interactions with customers and the wider community, and comments on the membership of the Board and other issues.

Website

Shareholders have the option of accessing the Annual Report and Accounts on AIB’s website, instead of receiving that document by post. The website contains, for the previous five years, the Annual Report and Accounts, the Interim Report, and the Annual Report on Form 20-F.

The Company’s presentations to fund managers and analysts of Annual and Interim Financial Results (in February and August, respectively) are broadcast live on the internet, and may be accessed on www.aibgroup.com/webcast. The times of the broadcasts are announced in advance on the website, which is updated with the Company’s Stock Exchange releases, including the Trading Updates issued in June and December, and formal presentations to analysts and investors. These items are thus available for review by all shareholders with internet access.

The information found at this website is not incorporated by reference to this document.

Annual General Meeting

All shareholders are invited to attend the Annual General Meeting (“AGM”) and to participate in the proceedings. Shareholders were invited to submit written questions in advance of the 2004 AGM. Those questions were dealt with at the AGM. Subsequently, the Chairman wrote to each shareholder who had submitted a question. At the AGM, it is practice to give an update on the Group’s performance and developments of interest, by way of video presentation. Separate resolutions are proposed on each separate issue.

The Chairmen of the Board’s Committees are available to answer questions about the Committees’ activities. The proportion of proxy votes lodged for and against each resolution is indicated; this shows what the voting position would be if all votes cast, including votes cast by shareholders not in attendance, were taken into account.

It is usual for all Directors to attend the AGM and to be available to meet shareholders before and after the Meeting. A Help Desk facility is available to shareholders attending.

The Notice of the 2005 AGM and related papers were posted to shareholders 29 calendar days and 21 working days before the Meeting, which took place on April 27, 2005.

Institutional Shareholders

The Company held over 300 meetings with its principal institutional shareholders and with financial analysts and brokers during 2004. The Group Chief Executive, the Group Director, Finance & Enterprise Technology, Heads of Divisions, the Chief Financial Officer, other Executive Management as requested by shareholders, and the Head of Investor Relations participate in those meetings, which are governed by prescribed procedures to ensure that price-sensitive information is not divulged. Company representatives also spoke at a number of investor conferences, and hosted such a conference in London in May 2004, when presentations were made by the Senior Management Team to approximately 90 shareholders and analysts; that conference was attended by the Chairman and one of the Non-Executive Directors. The Combined Code suggests that the Senior Independent Non-Executive Director should attend meetings with major shareholders in order to develop a balanced understanding of their issues and concerns. While this did not occur in 2004, its objective was, nevertheless, met through the steps outlined below, which were taken to strengthen the communication of shareholders’ views to the Board:

•	The Chairman wrote to institutional shareholders in Ireland, the UK, and North America, offering to meet them if they considered such meetings to be useful.

•	The Chairman held discussions with institutional shareholders, and further such meetings are planned for 2005.

•	The Head of Investor Relations reported on institutional shareholders’ views to the Board.

•	A research project was undertaken by external consultants into the views of AIB’s largest institutional shareholders (controlling c. 26% of total issued shares), and the results were presented to the Board.

•	Analysts’ and brokers’ briefings on the Company were circulated to the Directors, on receipt

Accountability and Audit

Accounts and Directors’ Responsibilities

The Accounts and other information presented in this Report and Accounts are consistent with the Code Principle requiring the presentation of “a balanced and understandable assessment of the Company’s position and prospects”. The Statement concerning the responsibilities of the Directors in relation to the Accounts appears on page 188.

Going Concern

The Accounts continue to be prepared on a going concern basis, as the Directors are satisfied that the Company and the Group as a whole have the resources to continue in business for the foreseeable future. In forming this view, the Directors have reviewed the Group’s budget for 2005.

Internal Control

The Company’s risk governance and internal controls were strengthened during the year by the adoption by the Board of recommendations made in a number of third-party reports. A Code of Business Ethics for all employees of the Group, approved by the Board, was formally launched during the year; the Code subsumed a Statement of Business Principles, which had been adopted by the Board in 2001.

The Directors acknowledge that they are responsible for the Group’s system of internal control and for reviewing its effectiveness. Guidance ( “Internal Control: Guidance for Directors on the Combined Code”) has been issued by the Irish Stock Exchange and the London Stock Exchange to assist Directors in complying with the Code’s requirements in respect of internal control. That Guidance states that systems of internal control are designed to manage, rather than eliminate, the risk of failure to achieve business objectives, and can provide only reasonable and not absolute assurance against material misstatement or loss.

The Group’s system of internal control includes:

•	a clearly-defined management structure, with defined lines of authority and accountability;

•	a comprehensive annual budgeting and financial reporting system, which incorporates clearly-defined and communicated common accounting policies and financial control procedures, including those relating to authorization limits; capital expenditure and investment procedures; physical and computer security; and business continuity planning. The accuracy and integrity of the Group’s financial information is confirmed through Divisional and Group-level reports to the Chief Financial Officer;

•	the Group Risk Management function, which is responsible for ensuring that risks are identified, assessed and managed throughout the Group;

•	the General Manager, Regulatory Compliance & Business Ethics, who reports independently to the Audit Committee on the compliance framework across the Group and on management’s attention to compliance matters;

•	the Audit Committee, which receives reports on various aspects of control, reviews the Group’s statutory Accounts and other published financial statements and information, and ensures that no restrictions are placed on the scope of the statutory audit or on the independence of the Internal Audit and Regulatory Compliance functions. The Audit Committee reports to the Board on these matters, and on compliance with relevant laws and regulations, and related issues;

•	appropriate policies and procedures relating to capital management, asset and liability management (including interest rate risk, exchange rate risk and liquidity management), credit risk management, and operational risk management. Independent testing of the risk management and control framework is undertaken by the Internal Audit function;

•	regular review by the Board of overall strategy, business plans, variances against operating and capital budgets and other performance data.

The Group’s structure and on-going processes for identifying, evaluating and managing the significant credit, market and operational risks faced by the Group are described in pages 75 to 83. Those processes are regularly reviewed by the Board, and accord with the above-mentioned Guidance.

The Directors confirm that, with the assistance of reports from the Audit Committee and Management, they have reviewed the effectiveness of the Group’s system of internal control for the year ended December 31, 2004.

Compliance Statement

The foregoing explains how the Company has applied the principles set out in the Code. The Company has complied, throughout 2004, with the Code’s provisions, save that the briefing of the Senior Independent Non-Executive Director regarding the views of major shareholders was done through the mechanisms described above, rather than through meetings with them.

A brief description of the significant differences between AIB’s corporate governance practices and those followed by U.S. companies under the New York Stock Exchange’s listing standards is provided on AIB’s website: www.aibgroup.com. Except in respect of the significant differences in corporate practices, the information found at this website is not incorporated by reference into this document.

Employees

As December 31, 2004 AIB Group employed approximately 22,800 staff (2003: approximately 23,000) on a world wide basis in the Republic of Ireland, Northern Ireland, Great Britain, USA, and Poland operating out of approximately 770 (2003:800) offices.

AIB Group offers a wide range of employee relations programs and the continued success of the Group, in part, can be attributed to the positive commitment of employees in each of the areas in which it operates.

The sole recognized trade union for Bank Officials in the Republic of Ireland, Northern Ireland and Great Britain is the Irish Bank Officials’ Association (“IBOA”). Since February 2000, AIB and the IBOA have conducted their relations in keeping with agreed partnership principles, which underpin the approach to be taken in employee and industrial relations matters. In 2004, this partnership ethos continued to develop in a constructive manner, including commencing a local partnership initiative which decentralizes the engagement between representatives of management and staff to a local level on minor employee relations issues.

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

In the Republic of Ireland, the national collective pay agreement, “Sustaining Progress”, following the negotiation of its second stage, provides for general pay increases for a three-year period (from May 2003 to April 2006). In 2004 the agreement provided for general pay increases of 5.5% in three phases. In 2005 the agreement provides for two further increases – 1.5% due in May 2005 and the final 2.5% which falls to be paid in November 2005.

In 2004, Northern Ireland (First Trust Bank) had a pay settlement of 2.6% while in Great Britain (Allied Irish Bank (GB)) a general annual pay increase of 3% was agreed. For 2005 the annual pay increase in Great Britain was settled recently at 3.1%.

In terms of specific staffing programmes, AIB in the Republic of Ireland and First Trust Bank in Northern Ireland saw 260 staff members leaving the organisation on a non-replacement basis under an early retirement program. 140 members of staff have appealed the decision not to grant early retirement. This internal appeals process is substantially complete and a further 20 people, approximately, will leave the organization during 2005.

In Poland, following the completion of the downsizing programmes post merger, staff numbers remained relatively constant during the year. The improved business performance in 2004 triggered average salary review for all staff of 3.9%, together with performance related bonuses for branches and business support centre staff.

The numbers of full-time equivalent employees within the major operating divisions for the years ended December 31, 2004, 2003 and 2002 were as follows:

	Years ended December 31,
	2004	2003	2002
AIB Bank ROI	9,374	9,167	9,200
AIB Bank GB & NI	2,932	2,821	2,837
Capital Markets	2,475	2,551	2,646
Poland	7,419	7,790	9,541
Group	620	671	638
Allfirst	—	—	5,080

Total	22,820	23,000	29,942

Item 7.	Major shareholders and related party transactions

Major shareholders

AIB is not directly or indirectly owned or controlled by another corporation or any foreign government. There are no arrangements known to AIB, the operation of which may at a subsequent date result in a change of control of AIB.

The following substantial interest in the Ordinary Share Capital had been notified to the Company at February 11, 2005:

Bank of Ireland Asset Management Limited 6.04% (excluding Treasury Shares 6.38%).

None of the clients on whose behalf these shares are held had a beneficial interest in 3% or more of the Ordinary Share Capital.

Related party transactions

(a) Subsidiary undertakings

In accordance with Financial Reporting Standard 8 “Related Party Transactions”, transactions or balances between Group entities that have been eliminated on consolidation are not reported.

(b) Associated undertakings and joint ventures

From time to time the Group provides certain banking and financial services for associated undertakings. Details of loans to associates are set out in Note 23, while deposits from associates are set out in Note 33.

(c) Provision of banking and related services to Group Pension Funds, unit trusts and investment funds managed by Group companies

The Group provides certain banking and financial services for the AIB Group Pension Funds and also for unit trusts and investment funds managed by Group companies. Such services are provided on terms similar to those that apply to third parties and are not material to the Group.

(d) Loans to Directors

Loans to non-executive directors are made in the ordinary course of business on normal commercial terms, while loans to executive directors are made on terms applicable to other employees in the Group, in accordance with established policy. At December 31, 2004 the aggregate amount outstanding in loans to persons who at any time during the year were directors was €3.4 million in respect of 8 persons; the amount outstanding in respect of quasi-loans (effectively, credit card facilities), also to 8 persons, was €0.04 million (2003: €45.8 million in respect of loans to 9 persons and €0.05 million in respect of quasi-loans to 9 persons).

(e) Indemnities

On February 2, 2004, AIB Capital Markets plc, a wholly-owned subsidiary, extended the terms of an indemnity previously given to certain former directors, officers and employees of Govett Investment Management Ltd. (“Govett”) - now “AIB Investment Management Limited” - to Mr Michael Buckley, Group Chief Executive and Mr Colm Doherty, Managing Director, AIB Capital Markets; Mr Buckley is a former director of a split capital trust managed by Govett, and Mr Doherty is a former director of Govett. The aggregate liability of AIB Capital Markets plc under the aforementioned indemnity is €10 million.

The purpose of the indemnity is to protect the indemnified parties (or any of them) against any civil liability, loss and defence costs which they (or any of them) may suffer by reason of any claim made against them relating to certain split capital or highly leveraged trusts previously managed by Govett and which previously would have been covered by insurance.

Prior to July 2003, the Bank’s professional indemnity and directors’ and officers’ liability insurance provided cover in respect of the eventualities mentioned in the previous paragraph. However, on renewal of that insurance on July 1, 2003, and in line with a general change introduced by the insurance industry, exclusions were imposed that removed that cover. By virtue of the terms of the above-mentioned indemnity, the indemnified parties now stand in the position they would have been in if those exclusions had not been imposed, except that the aggregate limit of liability under the indemnity is €10 million rather than the higher amount previously provided by the insurance.

Allied Irish Banks, p.l.c. has indemnified the Directors of Allied Irish Banks Pensions Limited and AIB DC Pensions (Ireland) Limited, the trustees of the Group’s Republic of Ireland defined benefit and defined contribution pension schemes, respectively, against any actions, claims or demands arising out of their actions as Directors of the trustee companies, other than by reason of wilful default. Mr Adrian Burke, a director of the Company, is a director of the above-mentioned trustee companies.

(f) Executive Recruitment Consultancy Services

During 2004 the Company retained the services of Spencer Stuart and Associates Limited, London (“SpencerStuart”), an executive recruitment consultancy firm. Sir Derek Higgs, a Director of the Company, is an advisor to SpencerStuart in the UK. The transaction with SpencerStuart, which is on normal commercial terms, is not considered material to the Group.

Item 8.	Financial information

Consolidated statements and other financial information

(See Item 18 & 19 – Financial Statements and Exhibits on pages 98 to 194 of this Annual Report).

Significant changes

No significant changes have occurred since the date of the Annual Financial Statements included in this annual report. Detailed below are legal proceedings and prospective accounting changes arising from the adoption of International Financial Reporting Standards on January 1, 2005 and from accounting standards recently issued in the United States.

Legal proceedings

On March 5, 2002 and on April 24, 2002, two separate class action lawsuits under the Securities Exchange Act, 1934 of the United States were filed in the United States District Court for the Southern District of New York against AIB, Allfirst and certain serving and past officers and directors of Allfirst and its subsidiaries, seeking compensatory damages, legal fees and other costs and expenses relating to alleged misrepresentations in filings of AIB and Allfirst. On May 3, 2002, a motion to consolidate both cases and to appoint a lead plaintiff was filed with the court. On December 7, 2004 the court granted this motion. In accordance with the direction of the court the Plaintiffs filed an amended and consolidated complaint on February 7, 2005. Certain of the defendants (including AIB and Allfirst) filed a motion to dismiss the consolidated amended complaint on April 8, 2005 and that motion is pending before the court. AIB intends to rigorously defend the action. It is not practicable to predict the outcome of the action against AIB and Allfirst and any financial impact on AIB, but on the basis of current information, the Directors do not believe that the action is likely to have a materially adverse effect on AIB.

On May 13, 2002, a purported shareholder derivative action was filed in the Circuit Court for Baltimore City, Maryland. A holder of AIB American Depositary Shares purports to sue certain present and former directors and officers of Allfirst Bank on behalf of AIB, alleging those persons are liable for the foreign exchange trading losses. No relief is sought in the purported derivative action against AIB, Allfirst or Allfirst Bank. On December 30, 2002, the Court dismissed the action. On January 10, 2003, the plaintiffs filed a motion seeking to have the Court amend or revise the judgement, or to be granted leave to file an amended complaint. This was dismissed on March 3, 2003. The plaintiffs filed a second such motion on March 17, 2003. The court dismissed this on April 4, 2003. The plaintiff then appealed to the Court of Special Appeals for the State of Maryland. On June 20, 2003 the plaintiffs’ petition to by-pass the Maryland Court of Special Appeals and appeal directly to the Maryland Court of Appeals was denied by the Court of Appeals. On December 3, 2004, the Court of Special Appeals affirmed the dismissal of the action. On January 21, 2005, the plaintiff petitioned to the Maryland Court of Appeals to hear an appeal from the Court of Special Appeals’ affirmation of the dismissal of the action. On April 8, 2005, the Court of Appeals agreed to hear that appeal in its September 2005 term.

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

Prospective accounting changes

Implementation of IFRS

AIB’s primary financial statements for the year ended December 31, 2004 are prepared in accordance with Irish generally accepted accounting principles (“IR GAAP”) which differ in certain significant respects from International Financial Reporting Standards (“IFRS”). Arising from the adoption of a regulation by the European Commission, from January 1, 2005, the Group accounts of all listed companies incorporated in the European Union (“EU”) are required to be prepared on the basis of IFRS as endorsed by the EU. In its implementation of IFRS, AIB intends also to comply fully with IFRS as issued by the International Accounting Standards Board (“IASB”). AIB’s date of transition to IFRS for statutory reporting purposes is January 1, 2004. Certain standards are not applicable to the comparative periods as discussed below. As a result, further transition adjustments arise at January 1, 2005.

A Group wide programme has been in place since 2003 to ensure full compliance with IFRS in 2005. The significant deliverables included the necessary adjustments to the Group accounting policies, addressing the business impacts and making the necessary adjustments to the Group’s accounting and reporting systems, including replacement where necessary. Progress is monitored by a Group level steering committee.

AIB’s first results prepared under IFRS will be published in the interim report for the six months to June 30, 2005. It is intended that audited comparative data for 2004 will be filed with the Irish and London Stock Exchanges in the second quarter of 2005.

The discussion below has been prepared on the basis of IFRS expected to be in effect for the year ending December 31, 2005. The IFRS in effect at that date may differ due to decisions that may be taken by the EU on endorsement, interpretative guidance issued by the IASB/International Financial Reporting Interpretations Committee (“IFRIC”) and the requirements of companies legislation. This could have an effect on the 2005 financial statements. In addition, the impact that the new accounting treatments will have on the calculation of regulatory capital is not fully known and this could have an effect on the Group’s capital requirements and resulting ratios.

The Group continues to evaluate the balance sheet and income statement effects of adopting IFRS and therefore the audit of the impact of transition to IFRS has not been completed at the date of this report. Until this work has been finalized, it is possible that further effects not discussed herewith will be identified.

Implementation of IFRS – accounting policy choices

IFRS 1 “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”) provides first time adopters of IFRS with certain exemptions. IFRS 1 also allows or requires a number of other exceptions to its general principle that the standards in force at the reporting date should be applied retrospectively. AIB has availed of certain exemptions as set out below:

•	AIB intends not to present comparative information in accordance with IAS 32 “Financial Instruments: Disclosure and Presentation” (“IAS 32”), IAS 39 “Financial Instruments: Recognition and Measurement” (“IAS 39”) and IFRS 4 “Insurance Contracts” (“IFRS 4”). Accordingly, comparative information for 2004 in respect of financial instruments and insurance contracts will be prepared on the basis of the Group’s current accounting policies under IR GAAP.

•	AIB intends to implement the requirements of IFRS 2 “Share Based Payments” to all share based payments granted after November 7, 2002 that have not vested by January 1, 2005.

•	AIB intends to retain its existing carrying value of occupied properties at January 1, 2004 to be used as deemed cost.

•	AIB has elected to deem cumulative exchange differences on the net investments in foreign branches and subsidiaries as zero at January 1, 2004, as permitted by IFRS 1.

•	AIB intends to continue to recognize the actuarial gains and losses upon transition, and for future periods in the statement of recognised income and expense, in the period in which they arise, as permitted under the revised IAS 19 “Employee Benefits”.

•	AIB has elected not to apply IFRS 3 “Business Combinations” to business combinations prior to January 1, 2004.

•	AIB will implement IAS 39 such that it complies with the full IAS 39 as published by the IASB. It will comply with the hedge accounting requirements of the unamended IAS 39 and will not implement the option provided under the EU “carved out” version of IAS 39. AIB will comply with the fair value requirements of the EU “carved out” version which will mean not availing of the option to measure certain liabilities at fair value.

As a result of availing of the above exemptions certain changes will apply from January 1, 2004 followed by further changes (due to IAS 32, IAS 39 and IFRS 4) to apply from January 1, 2005. The discussion below deals with these changes on the basis of the date from which they become applicable.

AIB expects the main differences arising on transition to IFRS reporting to be as follows:

Applying to comparatives from January 1, 2004 (and to the IFRS opening balance sheet at that date)

•	Consolidation - line-by-line consolidation of life assurance subsidiary;

•	Associated undertakings – change in presentation on the face of the statement of income;

•	Finance leases – tax effects are no longer taken into account when allocating finance lease income;

•	Software development costs - classified as intangible assets and some reclassification impact on income;

•	Retirement benefits – presentation change on the face of the statement of income;

•	Deferred tax – overall increase in deferred tax liabilities;

•	Foreign currency - presentation changes within equity;

•	Goodwill – ceasing to amortize goodwill, separate recognition of intangibles going forward;

•	Dividends – dividends proposed but not declared are no longer recognized as a liability at the balance sheet date;

•	Share based payments – recognition of an expense in relation to the fair value of employee share options;

•	Employee benefits—presentation change on face of the statement of income.

Applying from January 1, 2005 (and to the IFRS balance sheet at that date)

•	Loan origination – change in the income recognition profile for interest related fee income and costs;

•	Loan impairment – lower balance sheet carrying value of provisions for losses on loans not specifically identified as impaired;

•	Debt securities - mainly classified as available for sale, and carried at fair value in the balance sheet;

•	Derivatives – the inclusion of all derivatives in the balance sheet at fair value;

•	Netting – Gross up of the balance sheet due to revised rules on netting;

•	Long term assurance business - delayed recognition of income from life assurance;

•	Acceptances - Gross up of the balance sheet with no impact on equity;

•	Financial liabilities – the presentation of certain preference shares as liabilities.

Changes applying to comparatives from January 1, 2004 (and to the IFRS balance sheet at that date).

IR GAAP	IFRS

Basis of consolidation

In order to reflect the different nature of the shareholders’ and policyholders’ interests in the long-term assurance business, the value of long-term assurance business attributable to shareholders and the long-term assurance assets and liabilities attributable to policyholders are classified under separate headings in the consolidated balance sheet.

IAS 27 “Consolidated and separate financial statements” requires that all entities are consolidated on a line by line basis. The assets and liabilities of the life assurance subsidiary will be consolidated on a line by line basis and all intra group transactions will be eliminated. The income and expense of the life assurance subsidiary will be shown within each relevant line item of the income statement whereas under IR GAAP it was shown as a one line item.

IFRS impact:

This is principally a change in presentation on the face of the income statement and balance sheet. The balance sheet will also reduce slightly due to the elimination of intra group transactions.

Interests in associated undertakings

The attributable share of income of associated undertakings, based on accounts made up to the end of the financial year, is included in the consolidated statement of income using the equity method of accounting.

The Group share of tax of associates is included within the Group’s tax charge in the Group statement of income and disclosed separately in the notes to the accounts.

IAS 1 “Presentation of Financial Statements” requires the Group to include its share of the income of associated undertakings as a single item on a net of tax basis in the consolidated income statement.

IFRS impact:

This is principally a change in presentation. Income before taxation will reduce, and the taxation charge will reduce, with no impact on earnings per share.

Finance leases

Income from finance leasing transactions is apportioned over the primary leasing period on an after tax basis in proportion to the net cash investment using the investment period method.

Rentals received in advance but not yet amortized to the statement of income are included in other liabilities.

Under IAS 17 “Leases”, income from finance leasing transactions is apportioned over the primary leasing period at a rate calculated to give a constant rate of return on the investment in the lease, without taking into account the taxation flows generated by the lease.

Finance lease receivables are stated in the balance sheet at the gross rentals receivable, less income allocated to future periods and provisions for impairment.

IFRS impact:

There will be a change in the income recognition profile for individual transactions, but the overall impact on the income statement is not expected to be significant.

The reclassification of rentals received in advance from liabilities to assets will reduce the size of the balance sheet.

Tangible fixed assets
The Group adopted the transitional arrangements of FRS 15 “Tangible Fixed Assets” and chose to retain the book amounts of previously revalued assets in its accounting records.

AIB intends to adopt the cost model under IAS 16 “Property, Plant and Equipment” whereby fixed assets are carried at cost less any accumulated depreciation and any accumulated impairment losses. IFRS 1 permits the carrying value at date of transition to IFRS (including where properties have been revalued) to be used as deemed cost in certain circumstances.

IFRS impact:

None

Software and software development costs

Operating software and application software are capitalized with computer hardware within tangible fixed assets.

AIB capitalizes software development costs under FRS 15, when it leads to the creation of a definable software asset, subject to a de-minimis limit.

IAS 38 “Intangible assets & system development costs” requires capitalization of computer software development costs as an intangible asset, where the entity will generate future economic benefits from the asset, that will flow to the entity, and the cost of the asset can be measured reliably. Capitalized costs are amortized over the software’s estimated useful life.

IR GAAP	IFRS

IFRS impact:

The classification criteria of IFRS will lead to reclassification from tangible fixed assets to intangible assets, being the carrying value of previously recognized operating software.

The recognition requirements within IAS 38 will generate an increase in equity due to an increase in capitalized assets. The impact on the income statement is not expected to be material but will be dependent on the level of internal expenditure on computer software development in any period. There will be some reclassification impact as administrative expenses will be lower with an increase in the depreciation/amortization charge.

Retirement benefits

AIB implemented FRS 17 “Retirement Benefits” in the preparation of its accounts for the year ended 2001.

The current service cost and past service cost of the defined benefit schemes is charged to operating profit and the expected return on assets, net of the change in the present value of the scheme liabilities arising from the passage of time, is credited to other finance income.

The net pension scheme liabilities are shown in the balance sheet net of deferred taxation.

The approach within IAS 19 “Employee Benefits” is similar to FRS 17. AIB will continue to recognize the actuarial gains and losses directly in equity through the statement of recognized income and expense.

The cost of providing pensions and post retirement benefits will be shown within employee costs and analysed in the notes to the accounts.

Deferred taxation relating to the recognition of the net pension scheme liabilities is shown within deferred taxation.

IFRS impact:

This is a presentation change on the face of the income statement with a reduction in operating expenses due to the recognition of other finance income as a part of the employee benefit expense.

The change in the manner in which deferred tax on the net pension scheme liabilities is presented will give rise to a gross up of deferred tax assets and pension scheme liabilities.

Deferred taxation

Subject to certain exceptions, deferred taxation is recognized in full in respect of timing differences that have originated but not reversed at the balance sheet date. Deferred tax is not provided on timing differences arising:- on the revaluation of property when no commitment has been made to sell the asset; when a taxable gain on the sale of an asset is rolled over into replacement assets; or on the potential additional tax that may be payable on the payment of a dividend by a subsidiary or associated undertaking where no commitment has been made to pay a dividend.

Under IAS 12 “Income Taxes” deferred tax liabilities and assets are generally recognized in respect of all temporary differences, subject to assessment of the recoverability of deferred tax assets. Deferred tax assets are recognized, only to the extent that it is probable that sufficient taxable profits will be available against which these differences can be utilized.

Unremitted earnings from subsidiary and associated companies may result in a deferred tax liability unless the Group entity is able to control the timing of remittances and it is probable that the earnings will not be remitted in the foreseeable future.

IFRS impact:

Additional deferred tax balances will arise on transition in respect of temporary differences not previously recognized. These include temporary differences relating to the revaluation of properties and the roll over of taxable gains and the additional tax that may arise on unremitted income of associated and subsidiary companies.

There will be income statement implications from IAS 12, particularly the requirement to reflect the additional tax that would be payable on the remittance of income by associated companies.

Foreign currency

Exchange adjustments arising from the retranslation of net investments, net of hedging gains and losses, are recognized in the statement of total recognized gains and losses.

The profit on disposal of a foreign operation is calculated based on the carrying value of the operation at the date of disposal. Previous exchange translation gains and losses remain in shareholders’ equity.

IAS 21 “The Effects of Changes in Foreign Exchange Rates” requires that all exchange differences arising on the retranslation of a foreign operation with a different functional currency than the Euro, should be recognized in a foreign exchange reserve as a separate component of equity.

On disposal of a foreign operation the exchange differences previously recognized in reserves relating to that foreign operation are reversed and recognized in the income statement in arriving at the profit or loss on disposal.

IFRS 1 permits companies to deem cumulative exchange differences as zero at January 1, 2004.

IFRS impact:

This will primarily be a presentational change within shareholders’ funds. In addition gains on any future disposals of subsidiaries will be higher or lower depending on whether the functional currency of the subsidiary has appreciated against the Euro since the later of January 1, 2004 or date of the acquisition or recognition of the increase in the investment through profits retained in the foreign operation.

Intangible assets and goodwill

Goodwill and intangible assets arising on acquisitions of subsidiary and associated undertakings prior to January 1, 1998 have been written off to reserves in the year of acquisition.

Goodwill, arising on the acquisitions of subsidiary and associated undertakings since December 31, 1998, is capitalized as an asset on the balance sheet. Purchased goodwill is the excess of cost over the fair value of the Group’s share of net assets acquired. Intangible assets were not identified as a separate component of goodwill on acquisitions arising prior to December 31, 2004.

Goodwill is amortized to the statement of income over its estimated useful economic lives. The useful economic life of goodwill is determined at the time of acquisition, taking into consideration factors such as the nature of the business acquired, the market in which it operates and its position in that market.

In all cases goodwill is subject to a maximum life of 20 years and is subject to an impairment review in accordance with FRS 11 “Impairment of Fixed Assets and Goodwill”.

On the disposal of subsidiary or associated undertakings, any unamortized goodwill together with goodwill previously written off directly to reserves is included with the Group’s share of net assets of the undertaking disposed, in the calculation of the profit or loss on disposal.

Under FRS 7 “Fair values in Acquisition Accounting” the acquirer is permitted, in certain circumstances, to finalize the fair value adjustments in the period after the one in which the acquisition was completed. Any necessary adjustments to those provisional fair value adjustments and the corresponding adjustment to goodwill are recognized in the financial statements for that period. There is no adjustment to the prior year information.

IFRS 1 “First-time adoption of International Financial Reporting Standards” does not require the reinstatement of goodwill previously written off to reserves.

The book value of goodwill existing at December 31, 2003 under IR GAAP is carried forward under IFRS 1 from January 1, 2004, subject to two adjustments. If there are previously unrecognized intangible assets that meet the recognition criteria under IAS 38 “Intangible Assets”, these are reported separately to the extent that they are included in goodwill at the date of transition. In addition, any adjustments to provisional fair values (and hence goodwill) made during the first twelve months after an acquisition are reflected in the comparative information.

Under IFRS 3, “Business Combinations” intangible assets are identified separately from purchased goodwill on acquisitions of subsidiary and associated undertakings. Intangible assets are capitalized as assets on the balance sheet and amortized over their expected lives and subject to regular impairment reviews. Goodwill is capitalized as an asset, without amortization but with impairment reviews carried out at least on an annual basis in accordance with IAS 36 “Impairment of Asset”. AIB will apply IFRS 3 to all acquisitions occurring after January 1, 2004.

At the date of disposal of subsidiary or associated undertakings, the related amount of goodwill is included in the calculation of the gain or loss on disposal. Goodwill charged directly against reserves under previous GAAP is not recognized in any gain or loss arising on disposal under IFRS 3.

Under IFRS 3, the acquirer shall only recognize adjustments to the provisional fair values of assets and liabilities acquired in a business combination within 12 months of the acquisition date, with a corresponding adjustment to goodwill. These adjustments are reflected as if they had occurred at the acquisition date, by way of an adjustment to the comparative information.

IFRS impact:

From January 1, 2004, there will be no amortization of Goodwill recorded at December 31, 2003 (after adjusting for intangible assets required to be recognized under IFRS and any adjustments made to provisional fair values on acquisitions).

The cessation of goodwill amortization will have a positive impact on the income statement. However, goodwill will be the subject of impairment testing at least annually under IFRS. In the event of impairment, the absence of previous amortization would lead to larger impairment charges than would have been necessary under IR GAAP.

Goodwill previously written off to reserves prior to 1998 is not taken into account in the calculation of profit or loss on disposal of subsidiary or associated undertakings. This will generate a higher profit, or lower loss, on disposal of subsidiary or associated undertakings acquired prior to 1998, under IFRS.

Dividends

Equity dividends declared after the balance sheet date but before the accounts are approved by the Directors are treated as a deduction on the face of the statement of income and as a liability at the balance sheet date.

Dividends on preference shares are included in the statement of income on an accruals basis in accordance with FRS 4 “Capital Instruments”.

Under IAS 10 “Events after the balance sheet date” dividends declared after the balance sheet date are not recognized as a liability at the balance sheet date.

In respect of preference shares recognized as shareholders’ funds and as a charge against earnings per share when they are declared.

IR GAAP	IFRS

IFRS impact:

There will be an increase in shareholders’ funds on transition as no liability will be recorded in respect of the final dividend. Where dividends on preference shares are paid annually, in the second half of the year, the distribution is a charge against EPS only in the second half of the year.

Share based payments

No expense is recognized for grants of options under the share option schemes. Under these schemes the options are granted with a strike price equal to the market value of the underlying share at the date of grant.

An expense is recognized for grants awarded under the Long term incentive plan schemes, equivalent to the intrinsic value of the shares awarded. This is charged to the statement of income over the vesting period, based on the number of options that are expected to vest.

An expense is recognized in respect of Save-As-You-Earn schemes. The expense equates to the discount given to the employees on the market price of the shares, and is charged to income over the savings period.

Shares awarded under the profit sharing schemes, as a bonus for previous service, are expensed immediately.

IFRS 2 “Share-based Payment” requires a fair value based method of accounting for all share-based payments. This value is determined using an options pricing model.

The expense is recognized over the period in which the options are expected to vest. Actual expense recognized over the vesting period will be determined by the meeting of the vesting conditions and the options that remain outstanding at the end of the vesting period.

If an award is made in respect of service in the past but an employee must complete a further specified period of service before entitlement to the award (the vesting period), the expense is spread from the date of commencement of the service period, to which the reward relates, to the vesting date.

IFRS impact:

AIB will elect to apply IFRS 2 to all share based payments occurring after November 7, 2002 that have not vested by January 1, 2005.

Applying IFRS 2 to AIB’s share based payment schemes will give rise to a higher expense than that arising under IR GAAP. It will also give rise to some changes in the timing of recognition of the expense with a transition adjustment at January 1, 2004.

Employee benefits

The cost of providing employees with benefits such as subsidised loans and preferential rates on deposits is charged to net interest income.	Under IAS 19, the cost of providing staff benefits should be accounted for within staff costs.

IFRS impact:

This is a presentation change on the face of the income statement within an increase in net interest income and an increase in administrative expenses.

Changes applying from January 1, 2005 (and to the IFRS balance sheet at that date)

Loan origination - interest income and expense recognition

Interest income and expense is recognized in the statement of income on an accruals basis over contract lives except in respect of non-performing loans where interest is not taken to the statement of income when recovery is doubtful. Fees which are considered to increase the yield on transactions are spread over the lives of the underlying transactions on a level yield basis. All costs associated with mortgage incentive schemes are charged in the period in which the expense is incurred. Fees and commissions received for services provided are recognized when earned. Fees and commissions payable to third parties in connection with lending arrangements are charged to the statement of income as incurred.

Interest income and interest related fees and costs, are recognized at a constant rate to the expected maturity date.

Costs associated with mortgage incentives are accrued to interest income so as to give a constant rate to expected maturity on the mortgage.

Fees and commissions received on the completion of a significant act are recognized immediately.

IR GAAP	IFRS

IFRS impact:

On transition, certain fees receivable, and fees and commissions payable that had previously been taken to the statement of income are treated as deferred income and deferred costs and shown within loans and receivables. This will give rise to a small reclassification from liabilities and a transition adjustment to equity. These deferred fees and costs will be amortized on an effective interest basis to the statement of income over the expected residual lives of the financial instruments.

The change in policy will also lead to a reclassification from fee income/fee expense and administrative expenses to interest income with an impact on the net interest margin.

Revisions of expected maturity of loans could generate income volatility.

Loan impairment – allowance and provision for losses

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

General provisions are also made to cover loans which are impaired at balance sheet date, and while not specifically identified, are known from experience to be present in any portfolio of bank advances. The Group holds general provisions at a level deemed appropriate by management taking into account a number of factors including:- the credit grading profiles and movements within credit grades; historic loan loss rates; local and international economic climates and portfolio sector profiles/industry conditions. The level of general provisions is reviewed quarterly to ensure that it remains appropriate.

Interest is not taken to profit when recovery is doubtful.

Under IAS 39, impairment provisions are recognized on an incurred loss basis if there is objective evidence that the Group will be unable to collect all amounts due on a loan according to the original contractual terms.

Individual credit exposures are evaluated based upon the borrower’s character, overall financial condition, resources and payment record, the prospects for recovery from the realization of collateral or the calling in of guarantees where applicable.

The estimated recoverable amount is the present value of expected future cash flows, which may result from restructuring or liquidation. Impairment is measured and allowances for credit losses are established for the difference between the carrying amount and the estimated recoverable amount.

IAS 39 allows collective assessment of impairment for individually insignificant items. Smaller value impaired loans are grouped together in homogeneous pools sharing common characteristics and impairment is measured by reference to the loss history experience of the asset pool.

Where no objective evidence of impairment exists for an individual asset but there are indications of incurred losses in the portfolio, IAS 39 permits the creation of provisions for credit losses on an incurred loss basis.

Upon impairment the accrual of interest income based on the original terms of the claim is discontinued, but the increase of the present value of impaired claims due to the passage of time is reported as interest income.

IFRS impact:

Application of the IFRS incurred loss model to AIB will result in a reduction in the overall level of provisions carried at the balance sheet date and a transition adjustment to equity.

The incurred loss model under IFRS will lead to a more volatile impairment charge in the income statement. In addition, on recognition of individual impairment, the impairment loss will be higher than that recorded under current GAAP due to the requirement to discount the recoverable cash flows.

The higher impairment loss will be offset by the recognition of income in the net recoverable amount due to the passage of time.

Debt securities

Debt securities held as financial fixed assets are accounted for on a historic cost basis. These debt securities are stated in the balance sheet at cost, adjusted for the amortization of any premiums or discounts arising on acquisition and provisions for impairment. Gains and losses on disposal of securities held for investment purposes are recognized immediately in other operating income. Gains and losses on disposal of securities held for hedging purposes are amortised over the lives of the underlying transactions and included in net interest income.

Debt securities held for trading purposes are stated in the balance sheet at market value. Both realized and unrealized profits on trading securities are taken directly to the statement of income and included within dealing profits.

Under IAS 32 and 39, all debt securities and equity shares are classified and disclosed within one of the following three categories: held-to-maturity; available-for-sale; or held as fair value through the statement of income.

Held-to-maturity

Financial instruments are designated as held-to-maturity

when they are debt securities held on a continuing use basis by the Group for which the Group has the ability and intention to hold to maturity. These debt securities are stated in the balance sheet at cost, adjusted on an effective interest basis for the amortization of any premiums or discounts arising on acquisition and provisions for impairment. The amortization

IR GAAP	IFRS
of premiums and discounts is included in net interest income. Provisions for impairment are included in earnings.

Available-for-sale

Available-for-sale financial instruments are stated in the balance sheet at fair value with unrealized holding gains and losses reported net of applicable taxes as a separate component in shareholders equity. Where impairment arises on an available-for-sale security, the cumulative loss that has been recognized in equity is removed and the impairment is recognized in the statement of income. When the conditions that created the requirement for a provision no longer exist, the provision for debt securities may be reversed through the statement of income. No reversal of provisions for impairment on available for sale equity securities is allowed until the security has been disposed of. Profits and losses on available for sale debt securities are recognized in the statement of income based on the amortized cost of the security.

Held as fair value through profit and loss

Debt securities held as fair value through income are stated in the balance sheet at market value with unrealized gains and losses recognized immediately in statement of income.

IFRS impact:

Almost all of AIB’s debt securities, which were previously held as financial fixed assets, will be classified as available-for-sale on transition to IFRS. This will give rise to an adjustment to equity on transition.

Derivatives

Non-trading derivative transactions comprize transactions held for hedging purposes as part of the Group’s risk management strategy against assets, liabilities, positions or cash flows, themselves accounted for on an accruals basis. The gains and losses on these instruments (arising from changes in fair value) are not recognized in the statement of income immediately as they arise. Derivative transactions entered into for hedging purposes are recognized in the accounts on an accruals basis consistent with the accounting treatment of the underlying transaction or transactions being hedged. A derivative will only be classified as a hedge where it is designated as a hedge at its inception and where it is reasonably expected that the derivative substantially matches or eliminates the exposure being hedged.

Except as described below in respect of hedges of the income stream on Group capital, upon early termination of derivative financial instruments classified as hedges, any realized gain or loss is deferred and amortized to net interest income over the life of the original hedge as long as the designated assets or liabilities remain. Upon early termination of derivative transactions classified as hedges of the income stream on Group capital, any realised gain or loss is taken to the statement of income as it arises.

IAS 39 “Financial instruments: recognition and measurement” requires all derivatives be recognized as either assets or liabilities in the balance sheet at their fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation as described below. Derivative transactions entered into for hedging purposes are classified as “fair value hedges” if they hedge exposures to changes in the fair value of a recognized asset or liability or firm commitment. Derivative transactions entered into for hedging purposes are classified as “cash flow hedges” if they are hedging the exposure to variable cash flows of a recognized asset or liability or of a highly probable forecast transaction.

Interest income and expense on derivatives classified as hedges is recorded within interest income or expense as appropriate.

The mark to market of derivatives classified as fair value hedges is recognized in the income statement within other financial income. The hedged item in a fair value hedge is fair valued with respect to the risk being hedged only as long as the hedge remains effective and the mark to market of the hedged item is recorded in other financial income.

The mark to market of derivatives designated as cash flow hedges is accounted for in equity, net of the deferred tax impact. Subsequently it is released into the income statement in line with the income statement recognition of the element of the hedged asset, liability or highly probable forecast transaction. Any ineffective portion is reported within other financial income in the income statement as it arises.

Where a derivative originally classified as a fair value hedge no longer meets the effectiveness tests, or the hedge relationship has ceased for any reason, the underlying hedged position is no longer marked to market. The fair value

IR GAAP	IFRS

adjustment of the hedged item is amortized to the statement of income on an effective interest rate basis from the date the hedging relationship ceases.

Where a cash flow hedging instrument expires or is sold, terminated or exercized, the cumulative gain or loss on the instrument, that remains recognized directly in equity from the period when the hedge was effective, is released from equity in line with the income statement recognition of the underlying hedged position.

IFRS impact:

AIB will implement IAS 39 such that it complies with the full IAS 39 as published by the IASB. It will comply with the hedge accounting requirements of the IASB unamended IAS 39 and will not implement the option provided under the EU “carved out” version of IAS 39.

The effectiveness rules within IAS 39 have a stricter definition of qualifying hedges and this will result in the recognition of current hedging derivatives at fair value with no matching offset where the associated hedging relationship does not meet the IAS 39 hedging requirements. There will also be an impact on transition due to fair value movements on derivatives in existing hedge relationships, that will be allowable as cash flow hedges, being taken to the cash flow hedging reserve in equity.

There may be some additional volatility in earnings as a result of a stricter definition of a qualifying hedge relationship under IFRS, the effectiveness of hedging strategies and the resulting recognition of hedge ineffectiveness in the income statement. The amount of this additional volatility in income will depend, in part, on the extent to which the fair value option for liabilities available within IAS 39, but carved out in the EU adopted version of IAS 39, is ultimately endorsed by the EU.

In addition to the classification of derivatives as fair value hedges, AIB intends, where possible, to hedge its interest rate exposure using cash flow hedging. This will give rise to volatility in equity.

Netting

Under IR GAAP where the amounts owed by the Group and the counterparty are determinable and in freely convertible currencies and where the Group has the ability to insist on net settlement which is assured beyond doubt and is based on a legal right to settle net that would survive the insolvency of the counterparty, the amounts are shown in the balance sheet as net assets or net liabilities as appropriate.

Under IAS 32 “Financial instruments: disclosure and presentation”, netting is only allowed if the entity currently has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

IFRS impact:

It is expected that there will be some gross up of the balance sheet as a result of the requirement to show positions on the balance sheet gross unless there is the intention to settle net. The impact of qualifying netting agreements will be disclosed in the notes to the accounts.

Long term assurance business

Under IR GAAP the value placed on the Group’s long-term assurance business attributable to shareholders represents a valuation of the policies in force together with the net tangible assets of the business including any surplus retained in the long-term business fund which could be transferred to shareholders. The value of the in force business is calculated by projecting future surpluses and other net cash flows attributable to the shareholder arising from business written by the balance sheet date and discounting the result at an appropriate discount rate.

Movements in the value placed on the Group’s long-term assurance business attributable to shareholders, grossed up for taxation, are included in other operating income.

The definition of Insurance under IFRS 4 “Insurance Contracts” restricts the use of embedded value accounting by the Group to products with significant insurance risk.

Investment type products that do not meet the definition of insurance contracts must be accounted for under IAS 39. The inclusion of a valuation of the discounted future earnings expected to emerge from the business currently in force will no longer be possible for such contracts. Any investment management element of such contracts will be accounted for under IAS 18 “Revenue”. This requires that investment management fees (and incremental directly attributable costs) be spread over the period in which services are provided.

IR GAAP	IFRS

IFRS impact:

Accounting for contracts meeting the IFRS definition of insurance business is not impacted by IFRS 4.

Accounting for investment products under IAS 39 serves to delay the recognition of income for a number of reasons. There is a narrower definition of costs that can be deferred on the sale of investment products. Initial charges on sale on investment products are deferred and accrued in over the expected life of the product. There is no opportunity to account for the future surpluses on an embedded value basis.

As a consequence, there will be reduction in equity on transition as the valuation of the discounted future earnings expected to emerge from the business currently in force in the balance sheet will decrease. Income will be recognized on these contracts in later periods due to the change in the valuation basis.

Acceptances

Acceptances are currently accounted for on a net basis. There is no gross up of the amount to be paid and the amount receivable from the originator and thus no balance appears in the balance sheet in relation to these products.

IAS 39 requires the recognition of a liability for acceptances from the date of acceptance. A corresponding asset due from the originator will also be recognized.

IFRS impact:

This will give rise to a gross up of the balance sheet with no impact on equity.

Classification of financial liabilities

Under IR GAAP capital instruments that are not shares should be treated as liabilities if they involve an obligation to transfer economic benefits. All other capital instruments should be reported in shareholders’ funds.

Financial instruments with an obligation to pay interest or repay principal are classified in the balance sheet as liabilities. Issue expenses of capital instruments classified as liabilities are deducted from the proceeds of issue and the total finance cost is recognized at a constant rate to the expected maturity date.

Financial instruments with no obligation to pay interest or repay principal are classified as equity. With the exception of dividends declared on ordinary shares, dividends on financial instruments within equity are accounted for as a movement in shareholders’ funds and taken into account in the calculation of EPS when declared. The issue costs of financial instruments classified as equity are deducted from shareholders’ funds.

IFRS impact:

The existing preference shares will be classified as debt while the reserve capital instruments will be classified as equity. This is a presentational change that will impact the face of the income statement and the balance sheet. Although pre-tax income will be impacted, there will be no impact on income attributable to ordinary shareholders. There will be an impact on income statement ratios including, net interest margin, cost income ratio and the effective tax rate.

Developments in US GAAP

Exchanges of Nonmonetary assets, an amendment of APB Options No. 29

The Financial Accounting Standards Board (“FASB”) issued SFAS 153 “Exchanges of Nonmonetary assets, an amendment of APB Options No. 29” in December 2004. SFAS 153 provides for a general exception from fair value measurement for exchange of nonmonetary assets that do not have commercial substance. The Statement is effective for fiscal years beginning after June 15, 2005 and is not expected to affect the Group’s US GAAP reporting.

Item 9.	Offer & Listing

Offer and listing details

Trading market for Ordinary shares of AIB

At December 31, 2004, AIB had outstanding 918,435,570 ordinary shares of €0.32 each, of which 48,889,789 were held as Treasury Shares (see note 40 to the consolidated financial statements). The principal trading markets for AIB ordinary shares are the Irish Stock Exchange and the London Stock Exchange. Listing of the ordinary shares, in the form of American Depositary Shares (“ADS”), was obtained on the New York Stock Exchange (“NYSE”) effective November 28, 1990. Each ADS, which comprises two ordinary shares, is traded under the symbol “AIB” and is evidenced by an American Depositary Receipt (“ADR”). The ADR depositary is The Bank of New York.

At December 31, 2004, a total of 50.3 million ADSs were outstanding, representing 11% of total outstanding ordinary shares held by 4,921 registered stockholders and an estimated 12,000 stockholder accounts in street names. Since certain of the ordinary shares and ADRs were held by brokers or other nominees, the number of recorded holders in the US may not be representative of the number of beneficial holders or of their country of residence.

The following table sets forth the high and low sales prices of the ordinary shares during the periods indicated, based on mid-market prices at close of business on the Irish Stock Exchange and the high and low sales prices for ADSs, as reported on the NYSE composite tape.

	€0.32 Ordinary shares		American Depositary Shares(1)
	High	Low	High	Low
	(Euro)		(Dollars)
Year ended December 31,
2000	13.10	7.93	23 1/2	15 1/8
2001	13.80	9.31	25 9/16	17
2002	15.70	10.92	29 1/5	19 10/13
2003	14.38	11.50	32 20/23	24 43/50
2004	15.35	11.60	41 11/20	27 98/99

Calendar year
2003
First quarter	13.70	11.50	28 65/97	24 43/50
Second quarter	14.38	12.30	32 20/23	27 33/50
Third quarter	13.40	12.02	30 29/50	27 13/50
Fourth quarter	12.70	12.05	31 43/50	28 1/4

2004
First quarter	13.90	11.95	34 9/10	29 8/47
Second quarter	12.88	11.60	31 8/89	27 98/99
Third quarter	13.60	12.20	33 11/20	29 41/50
Fourth quarter	15.35	13.46	41 11/20	33 3/7

Month ended
November 2004	14.75	13.77	39 8/47	34 47/50
December 2004	15.35	14.67	41 11/20	39
January 2005	15.55	15.20	40 22/25	39 4/5
February 2005	16.30	15.40	42 20/23	39 20/69
March 2005	16.50	15.55	43 9/29	41 11/50
April 2005	16.72	15.75	42 19/25	40 31/50

(1)	An American Depositary Share represents two ordinary shares of €0.32 each.

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

Memorandum & Articles of Association

A copy of the Memorandum & Articles of Association of Allied Irish Banks, p.l.c. was previously filed as part of the Annual Report on Form 20-F for the year ended December 31, 2002. The special resolutions passed at the 2005 Annual General Meeting are attached as Exhibit I.I of this Annual Report on Form 20-F.

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

There are no restrictions under AIB’s Articles of Association or under Irish law, as currently in force, that limit the right of non-resident or foreign owners, as such, to hold securities of AIB freely or, when entitled, to vote such securities freely. There are currently no restrictions under Irish law, decrees, or regulations affecting the remittance of dividends or other payments to non-resident holders of AIB securities except (i) in respect of residents of Iraq to whom, or by whose order or on behalf of whom, no such remittance or payment may be made, without the permission of the Central Bank and Financial Services Authority of Ireland; (ii) certain restrictions on the “transfer of funds and other financial resources” (a phrase which is defined as including dividends) to or for the benefit of Mr Slobodan Milosevic and certain persons associated with him, under EC Council Regulation No. 2488/2000 of November 10, 2001 (as amended); (iii) certain restrictions arising from the freezing of “funds” (a phrase which is defined as including dividends) and other financial resources under EC Council Regulation No. 881/2002 of May 27, 2002 (as amended) imposing sanctions in respect of the Taliban of Afghanistan; (iv) certain restrictions arising from the freezing of the “funds” (a phrase which is defined as including dividends) and other financial resources of certain persons involved in governmental functions in Burma/Myanmar under EC Council Regulation No. 1081/2000 of May 22, 2000 (as amended) imposing sanctions in respect of that country; and (v) certain restrictions arising from the freezing of all “funds, other financial assets or economic resources” (a phrase which is defined as including assets of every kind) of certain persons involved in the Government of Zimbabwe or persons or bodies associated with them under EC Council Regulation No. 310/2002 of February 18, 2002 concerning certain restrictive measures in respect of Zimbabwe. All of these exceptions arise from United Nations and/or European Union sanctions.

Taxation

The discussion set forth below is intended only as a descriptive summary of certain consequences to Eligible US Holders (as defined below) of the purchase, ownership and disposition of AIB shares or ADSs and is not a complete technical analysis or listing of all potential tax effects or considerations that may be relevant. This summary deals only with Eligible US Holders that hold AIB shares or ADSs as capital assets for Irish and US Federal income tax purposes. This discussion does not deal with the tax consequences to all categories of investors, some of which (including persons liable for alternative minimum tax, insurance companies, tax-exempt organizations and dealers in securities) may be subject to special rules. Holders of any interest in AIB shares or ADSs are advised to consult their own tax advisors as to the Irish, United States or any other tax consequences of the purchase, ownership and disposition of an interest in AIB shares or ADSs, including the effect of any foreign, state or local tax laws.

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

Individuals/trusts holding AIB shares. A person beneficially entitled to the dividend who is an individual, is an Eligible US Holder and is not ordinarily resident in Ireland may be entitled to exemption from DWT in respect of the dividend paid. A claim for exemption must be accompanied by a declaration in a format approved by the Irish Revenue Commissioners, which, in the case of an individual resident in the United States of America, is certified to that effect by the Internal Revenue Service. The declaration contains additional requirements where the dividends are received by a trust.

Companies holding AIB shares. A company which is an Eligible US holder that is beneficially entitled to the dividend may, subject to certain conditions and to the completion of a declaration, be entitled to exemption from DWT in respect of the dividend paid. The declaration must be in a format approved by the Irish Revenue Commissioners. The company’s auditor must certify on the declaration that certain conditions, these being conditions which entitle the company to exemption, have been satisfied. In addition, in certain circumstances the declaration must also be certified by the company’s local Revenue authority (the US Internal Revenue Service in the case of US resident companies).

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

In the case of a transfer or sale of AIB Ordinary or Preference shares, stamp duty will be charged at the rate of 1% of the amount or value of the consideration (i.e. the purchase price).

The deposit of Shares with the Depositary in exchange for ADSs or the surrender of the ADSs to the Depositary in return for Shares where the deposit or surrender does not relate to a sale or contemplated sale or mortgage of such AIB Ordinary or Preference shares, such as a conveyance or transfer as a result of which there is no change in beneficial interest, will not be chargeable to duty provided the instrument of transfer contains a statement to that effect. Where there is a deposit of shares with the depositary in exchange for ADS or the surrender of the ADS to the depositary in return for shares which is done as a conveyance on sale or in contemplation of sale, then stamp duty may be payable at the rate of 1% of the price paid.

Inheritance and gift taxation. See “United States and Irish Inheritance and Gift Taxation” on page 75.

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

In May 2003 the U.S. reduced to 15% the tax rate on dividends received by individuals, after December 31, 2002 and before January 1, 2009, from qualified foreign corporations. Dividends paid by AIB with respect to Ordinary shares, Preference shares or ADSs will generally be qualified dividend income for U.S. tax purposes, provided US Holders meet certain holding period requirements. Holders of Ordinary Shares or ADSs must have held their shares for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date. Holders of Preference shares must have held their shares for more than 90 days during the 180-day period beginning 90 days before the ex-dividend date.

Dividends paid by AIB with respect to Ordinary shares, Preference shares and ADSs, will not qualify for the dividend received deduction otherwise generally allowed to US corporate stockholders.

Subject to various limitations, Eligible US Holders who have DWT applied to their dividend may be entitled to a credit against their US federal income tax liability. Under the Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to separate classes of income. Dividends paid by AIB with respect to AIB Ordinary or Preference shares or ADSs are foreign source “passive” income or, in the case of certain Eligible US holders, “financial services” income. Foreign tax credits allowable with respect to each class of income cannot exceed the US Federal income tax otherwise payable with respect to such class of income. Special rules apply to qualified dividends subject to the 15% tax rate.

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

Dividend reinvestment plan. When this plan, currently in suspension, is available, holders of Ordinary shares, other than holders of Ordinary shares represented by ADSs, may elect to participate in the Dividend Reinvestment Plan and receive new Ordinary shares in lieu of cash dividends (see “Recent Developments” on page 7). A US holder who participates in the Dividend Reinvestment Plan will be treated as having received a distribution for US Federal income tax purposes at the time of receipt of any Ordinary shares or cash distributed pursuant to the Plan provided such distribution does not exceed the current or accumulated earnings and profits of AIB (as determined under US Federal income tax principles). The amount of the distribution will be equal to the sum of: (i) the amount of any cash dividend received (if any); (ii) the fair market value of the Ordinary shares on the date that they are received; and (iii) the amount of any residual cash dividend entitlement that is carried forward to the next dividend payment date as a result of the provision that no fractional Ordinary shares are allotted under the Dividend Reinvestment Plan. The tax basis of an Ordinary share received under the Dividend Reinvestment Plan will be equal to its fair market value on the date of receipt and the holding period of such a share will commence on the date of receipt.

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

Withholding tax. A holder of ADSs may, under certain circumstances, be subject to US backup withholding tax with respect to dividends paid on the ADSs or the proceeds of sale of the ADSs. For 2004, backup withholding tax is at a rate of 28%. A US holder of ADSs is subject to backup withholding tax unless such holder: (i) is a corporation or comes within the certain other exempt categories and, when required, demonstrates this fact; or (ii) provides a correct taxpayer identification number (“TIN”), certifying that such holder is not subject to backup withholding tax and otherwise complies with applicable requirements of the backup withholding tax rules. A non-US holder of ADSs must complete and provide AIB or its agent with the applicable Form W-8 (“Certificate of Foreign Status”) certifying that such person is a foreign person exempt from backup withholding tax. Any amount withheld under the US backup withholding tax rules will be creditable against the holder’s US federal income tax liability.

Form W-8 does not exempt the non-US holder of ADSs from normal withholding tax on dividend distributions which are subject to a 28% or lower treaty withholding rate.

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

Risk management

Risk-taking is inherent in providing financial services and AIB assumes a variety of risks in its ordinary business activities. These include credit risk, market risk, liquidity risk and operational risk. The role of Risk Management is to ensure that AIB continues to take risk in a controlled way in order to enhance shareholder value. AIB’s risk management policies are designed to identify and analyze these risks, to set appropriate risk limits and to monitor these risks and limits continually. AIB continually modifies and enhances its risk management practices to reflect changes in markets, products and evolving best practice.

Primary responsibility for risk management lies with line management. Within AIB, line management is supported by a risk management function that sets standards, policies, limits and measurement methods and provides independent oversight with a direct reporting line to the Group Chief Executive (“CEO”) and the Audit Committee of the Board. The Board of Directors formally approves the overall strategy and the direction of the business on an annual basis. It regularly monitors the Group’s financial performance, reviews risk management activities and controls and has responsibility for approving the Group’s risk appetite. The Group Executive Committee (“GEC”), comprizing the Group CEO, Group Director, Finance & Enterprise Technology, Group Chief Risk Officer (“CRO”), Group Director of HR and the four Divisional Managing Directors, manages the strategic business risks of the Group. It sets the business strategy within which the risk management function operates and oversees its activities.

The Group Risk Management Committee (“RMC”) is chaired by the Group CRO and has Governance responsibility for identifying, analyzing and monitoring exposure, adopting best practice standards and directing risk management activities across the Group. It is supported by the Group Credit Committee (“GCC”), the Group Operational Risk Management Committee (“ORMCO”) and the Group Market Risk Committee (“MRC”). The Group Asset and Liability Management Committee (“Group ALCO”) is chaired by the Group Chief Financial Officer and has responsibility for the Group’s capital, funding and liquidity management activities.

The Group CRO has responsibility for the Enterprise Risk Management framework, which includes:

•	Policies, instructions and guidelines

•	Identification of risk

•	Risk analysis

•	Risk measurement

•	Credit and Market risk limits

•	Monitoring and control, and

•	Reporting

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

Group Internal Audit provides reasonable assurance to the Board Audit Committee on the adequacy, effectiveness and sustainability of the governance, risk management and control processes throughout the Group. A secondary objective is to influence the strengthening of governance, risk management and control processes through the sharing of best practices.

In undertaking its responsibilities, internal audit adopts a risk-based approach, which translates into a comprehensive programme of work that provides an independent assessment of key governance, risk management and control processes. Included in its work are reviews of the self-assessments of operational risks and controls undertaken by the businesses. There is also an ongoing review of risk identification standards and risk management methodologies which includes testing of the risk mitigators adopted by management.

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

Credit risk

Credit risk is the risk that a customer or counterparty will be unable or unwilling to meet a commitment that it has entered into and that the pledged collateral does not cover AIB’s claims. The credit risks in AIB arise primarily from lending activities to customers but also from guarantees, derivatives and securities.

Credit management and control

Credit risk is managed and controlled throughout AIB on the basis of established credit processes and within a framework of credit policy and delegated authorities based on skill and experience. Credit grading, scoring and monitoring systems accommodate the early identification and management of deterioration in loan quality. In addition, the credit management process is underpinned by an independent system of credit review.

The Board determines the credit authority for the Group Credit Committee and approves the Group’s key credit policies. It also approves divisional credit authorities and reviews credit performance on a regular basis. The GCC considers and approves, within the parameters of the Group Large Exposure Policy, credit exposures which are in excess of divisional credit authorities. The GCC comprizes senior divisional and Group-based management and is chaired by the Group Chief Credit Officer.

The Group CCO sets Groupwide standards for best practice including credit grading and scoring methodologies and exposure measurement. Divisional management approves divisional credit policy with the involvement of the risk management function. Material divisional credit policies are referred to the Group RMC.

Credit risk on derivatives

The credit risk in derivative contracts is the risk that AIB’s counterparty in the contract defaults prior to maturity at a time when AIB has a claim on the counterparty under the contract. AIB would then have to replace the contract at the current market rate, which may result in a loss.

Derivatives are used by AIB to meet customer needs to reduce interest rate risk, currency risk and in some cases credit risk as well as for proprietary trading purposes. Derivatives affect both credit and market risk exposures. The credit exposure is treated in the same way as other types of credit exposure and is included in customer limits.

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

Country risk is managed by setting appropriate maximum risk limits to reflect each country’s overall credit worthiness. Independent credit information from international sources, supported by visits to relevant countries, is used to determine the appropriate risk limits. Risks and limits are monitored on an ongoing basis.

Settlement risk

Settlement risk is the risk of loss arising in situations where AIB has given irrevocable instructions for a transfer of a principal amount or security in exchange for receiving a payment or security from a counterparty, which defaults before the transaction is completed.

The settlement risk on individual counterparties is measured as the full value of the transactions on the day of settlement. It is controlled through settlement risk limits. Each counterparty is assessed in the credit process and clearing agents, correspondent banks and custodians are selected with a view to minimizing settlement risk.

Rating methodologies

Internal Rating models, which comprise both grading and scoring systems, lie at the heart of credit management within AIB. They are used to differentiate between credits on the basis of estimated probability of default. In conjunction with the preparations for Basel II, a significant review and upgrade of all of these models has been carried out with a view to ensuring appropriate quality and standards are maintained in line with best practice.

In our consumer businesses, where there are large numbers of customers, credit decisions are largely informed by statistically based scoring systems. Both application scoring for new customers and behavioural scoring for existing customers are used to measure risk and facilitate the management of these portfolios.

In our commercial and corporate businesses the grading systems utilize a combination of objective information (primarily financial data) and subjective assessments of non-financial risk factors (such as quality of management). The combination of expert lender judgment and statistical methodologies varies according to the size and nature of the portfolio and default experience.

Systems are in place to ensure that all of these models are continuously reviewed and validated.

The ratings influence the management of individual loans. Special attention is paid to lower quality graded loans and, when appropriate, loans are transferred to specialist units to help avoid default and assist recoveries.

Provisioning for bad & doubtful debts

AIB provides for bad and doubtful debts in a prompt and conservative way across the credit portfolios. The rating models provide a systematic discipline in triggering the need for provisioning on a timely basis. There are two types of provisions i.e. specific and general.

Specific provisions arise when the recovery of a specific loan is in significant doubt. The amount of the specific provision will reflect the financial condition of the borrower and the net realizable value of any security held for the loan.

General provisions are also maintained to cover loans which are impaired at balance sheet date and, while not specifically identified, are known from experience to be present in any portfolio of loans.

Whilst provisioning is an ongoing process, all AIB divisions formally review provision adequacy on a quarterly basis and determine the overall provision need. These provisions are in turn reviewed and approved by the Group Credit Committee on a quarterly basis with ultimate Group levels being approved by the Group Audit Committee.

Credit performance measurement framework

AIB continues to refine its methodology of measuring the risk adjusted profitability of its credit business. Economic Value Added (“EVA”) is now the primary measure of performance. EVA represents the value added having deducted all costs, including expected bad debt loss and a charge for the economic capital required to support the facility.

The most important inputs into the determination of the expected bad debt loss and the economic capital are the probability of default (“PD”), the loss given default (“LGD”) and the exposure at default (“EAD”). The rating grades produced by the rating models are translated into a PD, which is a key parameter when measuring risk. LGD is measured taking into account the security held by AIB. EAD for many products is equal to the outstanding exposure but for some products, such as credit lines and derivative contracts, the EAD may be higher than the outstanding exposure. The methodology used in determining economic capital is in line with emerging best practice.

This framework is used to guide the pricing of risk across the credit spectrum and to influence the deployment of capital to maximize shareholder value.

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

Liquidity risk

The objective of liquidity management is to ensure that, at all times, the Group holds sufficient funds to meet its contracted and contingent commitments to customers and counterparties, at an economic price. The Group achieves this through the maintenance of a stock of high quality liquid assets and active involvement in the interbank market, supplemented by a USD commercial paper program and a euro medium-term note program. The Group’s stock of liquid assets is maintained at a level considered sufficient to meet the withdrawal of deposits or calls on commitments in both normal and abnormal trading conditions. In all cases, net outflows are monitored on a daily basis and the required minimum stock of liquid assets can be increased if these outflows exceed predetermined target levels. Global Treasury, through its wholesale treasury operations manages, on a global basis, the liquidity and funding requirements of the Group. Item 11 outlines the committee oversight responsibility with respect to liquidity management.

Euro, Sterling and the Polish zloty represent the most important currencies to AIB Group from a liquidity perspective. The Group has an established retail deposit base in Ireland, Britain and Poland which together with wholesale market products, funds asset growth. Although a significant element of these retail deposits are contractually repayable on demand or at short notice, the Group’s substantial customer base and geographic spread generally ensures that these current and deposit accounts represent a stable and predictable source of funds. The retail deposit base in Ireland and the UK has continued to grow in recent years, despite the general reduction in interest rates though at a lower growth rate than loans. The recent increase in Polish interest rates has had a favourable impact on the Group’s deposit levels in Poland. Deposits in Poland continue to significantly exceed loan assets.

The Group has sufficient liquidity to meet its current funding requirements and in planning for future balance sheet growth it operates a funding strategy to meet its future funding needs.

For information on levels of borrowing at the end of the period and its maturity and interest profile see “Analysis of loans to customers by maturity and interest rate sensitivity” on page 87.

The Group also operates a liquidity contingency plan for critical situations. This was last instigated in February 2002 following the fraudulent foreign exchange trading activities in Allfirst Bank. Counterparty ratings of AIB are as follows: Moody’s long-term “Aa3” and short-term “P-1”; Fitch long-term “AA” minus and “F1+” short-term; Standard and Poors long-term single “A” and “A-1” short-term.

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

The following table illustrates the VaR figures for interest rate risk for the years ended December 31, 2004 and 2003.

	2004		2003
	Trading	Non-Trading	Trading	Non-Trading
	(Euro in millions)		(Euro in millions)
Interest rate risk
1 month holding period:
Average	7.0	18.5	9.3	25.9
High	10.3	26.4	11.6	49.6
Low	4.0	11.8	6.4	12.8
December 31	7.0	13.6	8.1	18.9
1 day holding period:
Average	1.6	4.1	2.1	5.8
High	2.3	5.9	2.6	11.1
Low	0.9	2.6	1.4	2.9
December 31	1.6	5.0	1.8	4.2

Interest rate risk

Global Treasury manages the Group’s exposure to interest rate risk. The risk is that changes in interest rates will have adverse effects on earnings and on the value of AIB’s assets and liabilities. This risk is managed by setting limits on the earnings at risk and the value at risk (“VaR”) from the open interest rate risk positions of the Group. Stop loss limits are also used to close out loss making positions.

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

Trading book

The interest rate trading book includes all securities and interest rate derivatives that are held for trading purposes in Global Treasury. These are revalued daily at market prices (marked to market) and any changes in value are immediately recognized in income. During 2004, trading book interest rate risk was predominantly concentrated in the euro, sterling and the US dollar.

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

AIB’s net interest rate sensitivity as at December 31, 2004 is illustrated in note 52.

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

The Group does not maintain material non-trading open currency positions other than the structural risk exposure discussed below.

At December 31, 2004 and 2003, the Group’s structural foreign exchange position was as follows:

	December 31, 2004	December 31, 2003
	(Euro in millions)
US dollar	1,458	1,499
Sterling	1,309	1,008
Polish zloty	254	129

	3,021	2,636

This position indicates that a 10% movement in the value of the euro against these currencies at December 31, 2004 would result in an amount to be taken to reserves of €302 million.

The Group may choose to hedge all or part of its projected future foreign currency earnings, thereby fixing a translation rate for the amount hedged. The purpose of these hedges is to minimize the risk of significant fluctuations in the reported euro values of the Group’s separate US dollar, sterling and Polish zloty earnings. A discussion on the impact of hedging profits is included in “currency factors” on page 23 of this report.

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

The following table sets out the VaR figures for trading foreign exchange rate risk for the years ended December 31, 2004 and 2003.

	2004	2003
	(Euro in millions)
Foreign exchange rate risk-trading
1 month holding period:
Average	0.9	0.6
High	1.7	0.9
Low	0.4	0.3
December 31	1.3	0.5

1 day holding period:
Average	0.2	0.1
High	0.4	0.2
Low	0.1	0.1
December 31	0.3	0.1

Equity risk

Global Treasury manages the equity risk arising on its convertible bond portfolio and from stock market linked investment products (tracker bonds) sold to customers. Goodbody Stockbrokers manage the equity risk in its Principal Trading Account. The risk is that adverse movements in share, share index or equity option prices will result in losses for the Group. This risk is managed by setting limits on the earnings at risk and the value at risk (“VaR”) from the open equity positions of the Group. Stop loss limits are also used to close out loss making positions. The table below sets out the VaR figures for equity risk for the years ended December 31, 2004 and 2003.

	Trading
	2004	2003
	(Euro in millions)
Equity risk
1 month holding period:
Average	20.7	14.5
High	26.2	19.3
Low	14.6	11.6
31 December	18.4	18.1

1 day holding period:
Average	4.6	3.2
High	5.9	4.3
Low	3.3	2.6
31 December	4.1	4.1

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

The following table shows the nominal or contract amounts and the risk weighted credit equivalent of contingent liabilitites and commitments at December 31, 2004 and 2003.

	December 31, 2004		December 31, 2003
	Contract amount	Risk weighted amount	Contract amount	Risk weighted amount
	(Euro in millions)
Contingent liabilities
Acceptances and endorsements	14	14	12	12
Guarantees and assets pledged as collateral security	5,394	5,287	4,157	4,053
Other contingent liabilities	830	420	722	368

	6,238	5,721	4,891	4,433

Commitments
Other commitments	16,127	5,119	13,932	4,027

	16,127	5,119	13,932	4,027

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

The table below shows the notional amount and gross replacement cost for trading and non-trading interest rate, exchange rate and equity contracts at December 31, 2004 and 2003. Further detailed information on derivatives is provided in Note 44 of the Notes to Consolidated Financial Statements.

	December 31, 2004		December 31, 2003
	Notional amount	Gross replacement cost	Notional amount	Gross replacement cost
	(Euro in millions)
Interest rate contracts
Trading	109,372	765	72,736	736
Non-trading	31,695	294	27,045	294

	141,067	1,059	99,781	1,030

Exchange rate contracts
Trading	15,870	599	14,753	464
Non-trading	—	—	812	37

	15,870	599	15,565	501

Equity contracts
Trading	3,575	112	2,445	73
Non-trading	—	—	—	—

	3,575	112	2,445	73

Derivative instruments are contractual agreements between parties whose value reflects movements in an underlying interest rate, foreign exchange rate, equity price or index. The above table shows the notional amount and gross replacement cost for trading and non-trading interest rate, exchange rate and equity contracts at December 31, 2004 and 2003. While notional principal amounts are used to express the volume of these transactions, the amounts subject to credit risk are much lower. This is because most derivatives involve payments based on the net differences between the rates expressed in the contracts and other market rates.

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

The Group uses interest rate swaps to manage the impact on income and shareholder value of interest rate changes on variable and fixed rate assets. In addition, swaps are used to hedge the Group’s funding costs.

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

Financial futures are exchange traded contracts to buy or sell a standardized amount of the underlying item at an agreed price on a set date. Interest rate futures contracts are available in all of the major currencies. Foreign currency and equity index futures are also available. Financial futures are used to hedge the Group’s exposures arising from the sale of forward rate agreements or guaranteed equity products. They are also used to manage the interest rate risks arising in the Group’s debt securities portfolio.

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

Operational risk

Within AIB, operational risk is defined as the exposure to loss from inadequate or failed internal processes, people and systems or from external events. It is the risk of direct or indirect loss, or damaged reputation, due to deficiencies or errors in the Group’s internal operations which may be attributable to employees, the organisation, control routines, processes or technology, or due to external events and relations. Operational risks are inherent in all activities within the organisation, in outsourced activities and in all interaction with external parties.

Strong internal control and quality management, consisting of a risk management framework, leadership and skilled personnel, is the key to successful operational risk management. Each business area is primarily responsible for managing its own operational risks. Risk management develops and maintains the framework for identifying, monitoring and controlling operational risks and supports the business in implementing the framework and raising awareness of operational risks.

An element of AIB’s operational risk management framework is ongoing monitoring through self-assessment of control deficiencies and weaknesses, the tracking of incidents and loss events and the use of a structured lessons learned process to ensure that, once identified, control deficiencies are communicated and remedied across the Group. The lessons learned from the investigations relating to foreign exchange and other issues in 2004, have been used to strengthen operational risk management processes in AIB.

The role of Group ORMCO is to co-ordinate operational risk management activities across the Group through setting policy, monitoring compliance and promoting best practice disciplines.

Loan portfolio

AIB Group’s loan portfolio comprizes loans (including overdrafts) and installment credit and finance lease receivables.

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

Loans to the Construction and Property sector in the Republic of Ireland accounted for 15.3% of group advances as at December 31, 2004. These loans are well diversified by sub-sector, loan type, location and borrower. This portfolio includes loans for Property investment which is comprised of loans for investment in Commercial, Retail, Office and Residential Property (the majority of these loans are underpinned by lessee cashflow as well as collateral of the investment property), Property Development which is comprised of Residential Development and Commercial Development. A small percentage comprises loans to the Contracting sub-sector.

The following table shows AIB Group’s total loan portfolio by categories of loans at December 31, 2004, 2003, 2002, 2001, and 2000.

	December 31,
	2004	2003	2002	2001	2000
	(Euro in millions)
IRELAND
Agriculture	1,599	1,372	1,393	1,344	1,233
Energy	407	336	539	386	385
Manufacturing	2,270	1,941	2,171	2,452	2,485
Construction and property	10,059	6,716	4,796	4,062	3,455
Distribution	4,899	4,039	3,741	3,351	2,960
Transport	548	490	505	544	404
Financial	404	380	461	556	392
Services	2,987	2,443	1,980	1,600	1,300
Personal - Residential mortgages	13,236	10,271	7,725	5,930	4,922
- Overdraft/installment	4,322	3,412	3,024	2,716	2,531
Lease financing	1,276	1,375	1,406	1,364	1,336
Guaranteed by Irish Government	—	1	11	—	51

	42,007	32,776	27,752	24,305	21,454

UNITED KINGDOM
Agriculture	181	143	162	134	136
Energy	232	157	73	20	87
Manufacturing	1,313	1,166	989	1,190	780
Construction and property	5,769	4,008	2,860	2,156	1,850
Distribution	2,377	1,850	1,588	1,423	1,319
Transport	345	268	264	308	149
Financial	936	856	781	745	521
Services	3,166	2,223	2,261	1,805	1,522
Personal - Residential mortgages	3,090	2,499	2,151	1,965	1,775
- Overdraft/installment	1,112	1,030	1,007	922	872
Lease financing	24	22	—	—	—

	18,545	14,222	12,136	10,668	9,011

UNITED STATES OF AMERICA(1)
Agriculture	—	—	—	—	—
Energy	121	79	—	—	—
Manufacturing	124	76	—	—	—
Construction and property	191	94	—	—	—
Distribution	96	58	—	—	—
Transport	13	5	—	—	—
Financial	123	51	—	—	—
Services	726	692	—	—	—
Personal - Residential mortgages	—	—	—	—	—
- Overdraft/installment	3	2	—	—	—

	1,397	1,057	10,916	13,602	13,060

POLAND
Agriculture	148	135	154	169	133
Energy	236	200	219	263	207
Manufacturing	764	720	871	1,018	886
Construction and property	365	270	221	230	187
Distribution	516	439	600	730	607
Transport	81	85	113	102	57
Financial	91	86	238	196	228
Services	281	287	318	275	181
Personal - Residential mortgages	477	388	319	181	78
- Overdraft/installment	231	186	239	333	340
Lease financing	341	248	—	—	—

	3,531	3,044	3,292	3,497	2,904

REST OF THE WORLD	119	15	227	230	220

Total Loans to customers	65,599	51,114	54,323	52,302	46,649
Unearned income	(129)	(115)	(242)	(311)	(329)
Allowance for loan losses	(658)	(662)	(860)	(1,007)	(869)

	64,812	50,337	53,221	50,984	45,451

(1)	Following the divesting of Allfirst in Quarter 1, 2003 AIB Group’s remaining USA advances are categorized sectorally on a basis consistent with the rest of the Group. For reference, details of the Group’s USA advances, as previously reported are included below.

	December 31,
	2002	2001	2000
	(Euro in millions)
UNITED STATES OF AMERICA
Commercial	4,416	5,606	5,107
Real estate	2,582	2,988	2,862
Residential mortgages	374	550	705
Retail	2,693	3,206	3,049
Bankcard	12	17	16
Leases receivable	839	1,235	1,321

	10,916	13,602	13,060

The following table shows the percentages of total loans by each category of loan at December 31, 2004, 2003, 2002, 2001 and 2000.

	December 31,
	2004	2003	2002	2001	2000
IRELAND
Agriculture	2.4%	2.7%	2.6%	2.6%	2.6%
Energy	0.6	0.7	1.0	0.7	0.8
Manufacturing	3.5	3.8	4.1	4.7	5.3
Construction and property	15.3	13.1	8.8	7.8	7.4
Distribution	7.5	7.9	6.9	6.4	6.4
Transport	0.8	1.0	0.9	1.0	0.9
Financial	0.6	0.7	0.8	1.1	0.8
Services	4.6	4.8	3.6	3.1	2.8
Personal - Residential mortgages	20.2	20.1	14.2	11.3	10.6
- Overdraft/installment	6.6	6.6	5.6	5.2	5.4
Lease financing	1.9	2.7	2.6	2.6	2.9
Guaranteed by Irish Government	—	—	—	—	0.1

	64.0%	64.1%	51.1%	46.5%	46.0%

UNITED KINGDOM
Agriculture	0.3%	0.3%	0.3%	0.3%	0.3%
Energy	0.4	0.3	0.1	—	0.2
Manufacturing	2.0	2.3	1.8	2.3	1.7
Construction and property	8.8	7.8	5.3	4.1	4.0
Distribution	3.7	3.7	2.9	2.7	2.8
Transport	0.5	0.5	0.5	0.6	0.3
Financial	1.4	1.7	1.4	1.4	1.1
Services	4.8	4.3	4.2	3.4	3.2
Personal - Residential mortgages	4.7	4.9	4.0	3.8	3.8
- Overdraft/installment	1.7	2.0	1.9	1.8	1.9
Lease Financing	—	—	—	—	—

	28.3%	27.8%	22.4%	20.4%	19.3%

UNITED STATES OF AMERICA
Agriculture	0.0%	0.0%	—	—	—
Energy	0.2	0.2	—	—	—
Manufacturing	0.2	0.1	—	—	—
Construction and property	0.3	0.2	—	—	—
Distribution	0.1	0.1	—	—	—
Transport	—	—	—	—	—
Financial	0.2	0.1	—	—	—
Services	1.1	1.4	—	—	—
Personal - Residential mortgages	—	—	—	—	—
- Overdraft/installment	—	—	—	—	—

	2.1%	2.1%	20.1%	26.0%	28.0%

POLAND
Agriculture	0.2%	0.3%	0.3%	0.3%	0.3%
Energy	0.4	0.4	0.4	0.5	0.4
Manufacturing	1.2	1.4	1.6	2.0	1.9
Construction and Property	0.6	0.5	0.4	0.4	0.4
Distribution	0.8	0.8	1.1	1.4	1.3
Transport	0.1	0.2	0.2	0.2	0.1
Financial	0.1	0.2	0.4	0.4	0.5
Services	0.4	0.5	0.6	0.5	0.4
Personal - Residential mortgages	0.7	0.8	0.6	0.4	0.2
- Overdraft/installment	0.4	0.4	0.4	0.6	0.7
Lease financing	0.5	0.5	—	—	—

	5.4%	6.0%	6.0%	6.7%	6.2%

REST OF THE WORLD	0.2%	—	0.4%	0.4%	0.5%

Total loans to customers	100.0%	100.0%	100.0%	100.0%	100.0%

Analysis of loans to customers by maturity and interest rate sensitivity

The following table analyzes loans to customers by maturity and interest rate sensitivity. Overdrafts, which in the aggregate represent approximately 5% of the portfolio, are classified as repayable within one year. Approximately 10% of AIB Group’s loan portfolio is provided on a fixed rate basis. Fixed rate loans are defined as those loans for which the interest rate is fixed for the full term of the loan. The interest rate risk exposure is managed by Global Treasury within agreed policy parameters.

	December 31, 2004
	Within 1 year	After 1 year but within 5 years	After 5 years	Total
	(Euro in millions)
Ireland	14,411	10,716	16,880	42,007
United Kingdom	6,008	4,250	8,287	18,545
United States of America	294	681	422	1,397
Poland	1,518	1,348	665	3,531
Rest of the World	1	13	105	119

Total loans by maturity	22,232	17,008	26,359	65,599

	Fixed rate	Variable rate	Total
	(Euro in millions)
Ireland	3,755	38,252	42,007
United Kingdom	2,143	16,402	18,545
United States of America	475	922	1,397
Poland	220	3,311	3,531
Rest of the World	—	119	119

	6,593	59,006	65,599

Provision and allowance for loan losses

A provision for loan losses is taken as a charge to income and added to the allowance for loan losses to bring the allowance to a level considered sufficient, having regard to both specific and general factors. Any subsequent charge off (write-off) is charged against the allowance.

A specific provision is made against problem loans when, in the judgement of management, the estimated repayment realizable from the obligor, including the value of any security available, is likely to fall short of the amount of principal and interest outstanding on the obligor’s loan or overdraft account. Certain consumer portfolios are provided for on a delinquency basis. These portfolios are Credit Cards, Leasing and Home Mortgages. The amount of the specific provision made in AIB Group’s consolidated financial statements is intended to cover the difference between the balance outstanding on non-performing loans and estimated recoveries.

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

Our grading systems have been internally developed and are continually being enhanced, e.g. externally benchmarked, to help underpin the aforementioned factors which determine the estimates of expected loss. In conjunction with the preparation for Basel II, a significant review and upgrade of all of these models has been carried out with a view to ensuring appropriate quality and standards are maintained in line with best practice. Estimated expected loss is only one element in assessing the adequacy of our allowances.

All AIB divisions assess and approve their provisions and provision adequacy on a quarterly basis. These provisions are in turn reviewed and approved by the AIB Group Credit Committee on a quarterly basis with ultimate Group levels being approved by the Group Audit Committee and the Group Board of Directors.

Movements in the allowance for loan losses

	December 31,
	2004	2003	2002	2001	2000
	(Euro in millions)
Total allowance at beginning of period	664	862	1,009	872	771
Acquisition of subsidiary companies	—	—	—	—	35
Allowance of disposed loans	—	(135)	(2)	—	—
Transfer to provisions for contingent liabilities and commitments	(15)	—	—	—	—
Currency translation and other adjustments	25	(51)	(86)	46	33
Recoveries of provisions previously charged off	21	18	26	25	32
Amounts charged off
Ireland	(66)	(65)	(62)	(34)	(33)
United Kingdom	(28)	(25)	(21)	(10)	(17)
United States of America	—	(23)	(89)	(42)	(44)
Poland	(57)	(69)	(106)	(24)	(18)
Rest of the World	—	—	(1)	(3)	(20)

	(151)	(182)	(279)	(113)	(132)
Provisions charged against income(1)
Ireland	109	109	72	137	80
United Kingdom	54	62	43	36	40
United States of America	—	10	97	49	44
Poland	92	134	167	122	91
Rest of the World	—	—	—	2	3

	255	315	379	346	258
Recoveries of provisions against income(1)
Ireland	(41)	(32)	(21)	(18)	(14)
United Kingdom	(14)	(11)	(11)	(16)	(11)
United States of America	(1)	—	—	—	(1)
Poland	(62)	(102)	(126)	(106)	(64)
Rest of the world	—	—	(1)	(2)	(3)

	(118)	(145)	(159)	(142)	(93)
Recoveries of provisions previously charged off(1)
Ireland	(18)	(13)	(12)	(13)	(15)
United Kingdom	(3)	(2)	(2)	(1)	(6)
United States of America	—	(3)	(12)	(11)	(10)
Poland	—	—	—	—	(1)
Rest of the World	—	—	—	—	—

	(21)	(18)	(26)	(25)	(32)

Total allowance at end of period	660	664	862	1,009	872

Allowance at end of period
Specific	383	348	435	539	436
General	277	316	427	470	436

Total	660	664	862	1,009	872

Amounts include:
Loans and advances to banks	2	2	2	2	3
Loans and advances to customers	658	662	860	1,007	869

	660	664	862	1,009	872

(1)	The aggregate of these sets of figures represents the total provisions for loan losses charged to income.

Commentary on the movements are detailed on page 32 i.e. (provisions for loan losses), pages 89 and 90 (net charge offs) and page 94 (movements in non-performing loans).

The following table reconciles the total provisions for loan losses charged to income as shown in (A), the table on page 88 above relating to “Movements in the allowance for loan losses”, with that shown in (B), AIB Group’s “Consolidated statement of income”.

	Years ended December 31,
	2004	2003	2002
	(Euro in millions)
(A)
Provisions charged against income	255	315	379
Recoveries of provisions charged against income	(118)	(145)	(159)
Recoveries of loans previously charged off	(21)	(18)	(26)

Total charged to income	116	152	194

(B)
Provisions for loans losses	116	152	194

The following table presents additional information with respect to the provision and allowance for loan losses for the years ended December 31, 2004, 2003, 2002, 2001 and 2000.

	Years ended December 31,
	2004	2003	2002	2001	2000
Allowance at end of period as a percentage of total loans, less unearned income, at end of period
Specific Allowance	0.58%	0.68%	0.80%	1.04%	0.94%
General Allowance	0.42%	0.62%	0.79%	0.90%	0.94%

	1.00%	1.30%	1.59%	1.94%	1.88%

The reduction in allowance from 1.30% to 1.00% is mainly due to the increase in total loans in the period of 28% as there was only a marginal reduction (€4 million) in the absolute level of allowances.

The specific allowance as a percentage of loans has decreased from 0.68% to 0.58% for 2004 largely as a result of advances growth of 28%. However, a more relevant measure is the Specific provision / Non-performing loans cover which, at December 2004 represents 50% of Non-performing loans (49% in 2003). Specific allowances are allocated to individual non-performing loans (see page 91 for geographic split by sector).

The general allowance as a percentage of loans has decreased from 0.62% to 0.42% mainly influenced by a number of factors including:

•	advances growth in the year of 28%.

•	the decision, based on the credit quality and performance profiles of the portfolios, not to add to the General provision.

•	in GB/NI division, a number of vulnerable loans had previously been allocated a general portfolio provision, reported under General Provisions. These loans have now been downgraded to non-performing status and the associated provisions have been transferred from General to Specific provisions.

•	the transfer of €15 million General provisions held at Group (Republic of Ireland) from Credit provisions to Provisions for Contingent Liabilities and Commitments.

	Years ended December 31,
	2004	2003	2002	2001	2000
Provisions charged to income and net loans charged off as a percentage of average loans
Total provisions charged to income	0.20%	0.31%	0.37%	0.36%	0.30%

Net loans charged off	0.22%	0.33%	0.48%	0.18%	0.23%

Net loans charged-off 2004

Group net loans charged-off at 0.22% of average advances (€130 million) for the year to December 2004 compares with 0.33% or €164 million for 2003.

Ireland – net loans charged-off decreased by €3.9 million on the December 2003 figure, influenced by a higher level of recovery of provisions which had previously been charged-off in AIB Bank ROI.

United Kingdom – net loans charged-off increased marginally by €1.5 million compared with December 2003. The movement in manufacturing and other services sectors were influenced by the charge-off of a small number of individual corporate credits.

USA – there were no net loans charged-off in 2004. The €20 million in 2003 related to Allfirst prior to its disposal.

Poland – decreased by €11 million since 2003 and reflects the slow-down in the rate of new non-performing loans and hence charge-offs.

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

United Kingdom – increased by €5 million with increases in Capital Markets division partially offset by decreases in Retail operations in GB and NI. The increase in Capital Markets relates to the charge-off of a corporate credit in the services sector of €18 million (provided for in 2003).

USA – decreased by €57 million due to the divesting of Allfirst.

Poland – decreased by €38 million reflecting a higher level of charge-offs in 2002 associated with changes in the charge-off process.

The following table presents an analysis of AIB Group’s loans charged off for the years ended December 31, 2004 and 2003.

Analysis of loans charged off

	Years ended December 31,
	2004		2003
	Loans charged off	Recoveries of loans previously charged off	Loans charged off	Recoveries of loans previously charged off
	(Euro in millions)
IRELAND
Agriculture	4.5	2.5	2.8	1.8
Energy	3.2	—	10.8	—
Manufacturing	7.8	0.6	3.8	0.2
Construction and property	4.4	1.2	2.5	1.2
Distribution	5.4	1.8	3.6	0.6
Transport	1.3	0.4	1.2	0.1
Financial	0.1	0.1	0.5	1.7
Services	6.8	2.5	4.7	2.9
Personal - Residential mortgages	2.4	1.4	1.3	—
- Overdraft/installment	25.6	7.1	31.0	4.3
Lease financing	4.5	0.2	2.7	0.2

	66.0	17.8	64.9	13.0

UNITED KINGDOM
Agriculture	0.1	—	—	—
Manufacturing	9.4	0.1	0.5	0.2
Construction and property	0.2	0.3	0.8	0.3
Distribution	2.7	0.7	0.8	0.2
Transport	0.2	0.1	0.1	—
Financial	0.1	—	—	—
Services	11.1	0.4	18.4	0.3
Personal - Residential mortgages	0.1	—	0.1	—
- Overdraft/installment	3.9	1.1	4.6	0.7

	27.8	2.7	25.3	1.7

UNITED STATES OF AMERICA
Commercial	—	—	18.9	1.5
Real Estate	—	—	—	—
Residential mortgages	—	—	0.3	—
Retail	—	—	4.1	1.7
Bankcard	—	—	—	—
Leases receivable	—	—	—	—

	—	—	23.3	3.2

POLAND	57.5	—	68.8	—

REST OF THE WORLD	—	—	—	—

TOTAL	151.3	20.5	182.3	17.9

The following table presents an analysis of AIB Group’s allowance for loan losses at December 31, 2004, 2003 and 2002.

	December 31,
	2004	2003	2002
	(Euro in millions)
IRELAND
Agriculture	7	8	9
Energy	8	12	24
Manufacturing	11	13	12
Construction and property	10	5	4
Distribution	13	7	6
Transport	5	5	2
Financial	1	1	1
Services	20	18	14
Personal - Residential mortgages	4	4	5
- Overdraft/installment	47	50	48
Lease financing	18	20	19

	144	143	144

UNITED KINGDOM
Agriculture	1	2	2
Energy	—	—	5
Manufacturing	15	14	5
Construction and property	6	3	4
Distribution	17	8	3
Transport	2	1	1
Financial	2	2	2
Services	34	11	11
Personal - Residential mortgages	1	1	1
- Overdraft/installment	5	7	6

	83	49	40

UNITED STATES OF AMERICA
Commercial	1	—	15
Real Estate	—	—	—
Residential mortgages	—	—	3
Retail	—	—	11

	1	—	29

POLAND
Commercial	122	120	176
Personal	26	30	45
Lease financing	7	5	—

	155	155	221

REST OF THE WORLD	—	1	1

TOTAL SPECIFIC ALLOWANCE	383	348	435

TOTAL GENERAL ALLOWANCE	277	316	427

TOTAL ALLOWANCE	660	664	862

Amounts include:
Loans and advances to banks	2	2	2
Loans and advances to customers	658	662	860

	660	664	862

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

	December 31,
	2004	2003	2002	2001	2000
	(Euro in millions)
Loans accounted for on a non-accrual basis(1)
Ireland	276	264	290	195	162
United Kingdom	183	111	107	107	98
United States of America	2	—	104	85	85
Poland	298	332	486	643	523
Rest of the World	—	—	3	3	3

	759	707	990	1,033	871

Accruing loans which are contractually past due 90 days or more as to principal or interest(2)
Ireland	100	95	78	63	79
United Kingdom	21	18	9	18	19
United States of America	—	—	43	51	36

	121	113	130	132	134

Restructured loans not included above(3)	—	—	—	—	—
Other real estate and other assets owned	—	—	26	14	30

(1)	Total interest income that would have been recorded during the year ended December 31, 2004 had interest on non-accrual loans been included in income amounted to €31 million - €13 million for Ireland, €5 million for the United Kingdom, zero for the United States of America, €13 million for Poland and zero for rest of the world. Interest on non-accrual loans included in income for the year ended December 31, 2004 totalled €19 million.

(2)	Overdrafts generally have no fixed repayment schedule and consequently are not included in this category.

(3)	Outside of the United States, AIB Group does not normally renegotiate doubtful loans at concessionary rates of interest.

AIB Group generally expects that loans where known information about possible credit problems causes management to have serious doubt as to the ability of borrowers to comply with loan repayment terms would be included under its definition of non-performing and would therefore have been reported in the above table. However, management’s best estimate of loans, not included above, that are current as to payment of principal and interest but concerning which AIB Group has serious doubts as to the ability of the borrower to comply with loan repayment terms, was zero at December 31, 2004 (€40 million at December 31, 2003).

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

Loans where a provision exists in anticipation of a loss are also included in non-performing loans. For example, in the case of our consumer portfolios where provisioning is based on delinquency, e.g. in the case of credit cards when the repayment is greater than 30 days overdue, a provision is automatically created. Therefore as provisions exist on these loans they are included in our non-performing loans.

The following table presents an analysis of AIB Group’s loans which are accounted for on a non-accrual basis at December 31, 2004, 2003 and 2002.

	December 31,
	2004	2003	2002
	(Euro in millions)
IRELAND
Agriculture	15	21	23
Energy	11	25	62
Manufacturing	21	18	17
Construction and property	20	12	14
Distribution	52	28	17
Transport	10	10	17
Financial	1	2	2
Services	37	33	27
Personal - Residential mortgages	26	19	18
- Overdraft/installment	63	74	75
Lease financing	20	22	18

	276	264	290

UNITED KINGDOM
Agriculture	1	2	2
Energy	—	—	15
Manufacturing	26	24	10
Construction and property	17	9	16
Distribution	43	23	18
Transport	4	2	3
Financial	5	3	5
Services	70	32	24
Personal - Residential mortgages	7	6	6
- Overdraft/installment	10	10	8

	183	111	107

UNITED STATES OF AMERICA
Commercial	2	—	89
Real Estate	—	—	6
Residential mortgages	—	—	9

	2	—	104

POLAND
Agriculture	46	19	21
Energy	—	—	2
Manufacturing	67	98	159
Construction and property	45	45	68
Distribution	72	85	129
Transport	10	5	7
Financial	2	5	13
Services	12	21	34
Personal - Residential mortgages	13	18	16
- Overdraft/installment	21	28	37
Lease financing	10	8	—

	298	332	486

REST OF THE WORLD	—	—	3

TOTAL	759	707	990

Non-performing loans

Group loans accounted for on a non-accrual basis increased by €52 million but as a percentage of advances decreased from 1.4% to 1.2% between December 31, 2003 and December 31, 2004. Net of exchange rate movements the total value of non-performing loans has remained largely unchanged since December 2003. However there has been a significant reduction in non-performing loans in Poland and an increase in the United Kingdom.

The mix in non-performing loans by sector has also changed and is influenced by single credits rather than representing any significant sectoral problems.

In the Republic of Ireland, loans accounted for on a non-accrual basis increased by €12 million during the year to December 31, 2004 but have reduced as a percentage of advances from 0.8% at December 2003 to 0.7%. The increase relates to ROI division, however, the rate of new non-performing loans as a percentage of advances remained unchanged versus December 2003.

In the United Kingdom, loans accounted for on a non-accrual basis increased by €72 million to €183 million largely relating to GB/NI division where a number of vulnerable cases, previously allocated a general portfolio provision, have been downgraded to non-performing during 2004 with the provision attached transferring to Specific provisions.

In Poland there has been a decrease of €34 million (€84 million net of currency exchange rate movements) in loans accounted for on a non-accrual basis in the year to December 31, 2004 assisted by a reduction in the rate of gross new non-performing loans during 2004. Non-accrual loans have reduced as a percentage of advances from 10.9% at December 31, 2003 to 8.4% at December 31, 2004.

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

The allowance for loan losses as a percentage of non-accrual loans decreased to 87% as at December 31, 2004, from 94% as at December 31, 2003. This decrease in cover was primarily due to increased levels in non-performing loans and no addition made to General provision in the period. It is also influenced by the transfer of €15m from General provision to provisions for Contingent Liabilities and Commitments. The Specific provision set aside to cover identified non-performing loans represents 50% of these loans and is at a level similar to 2003.

In accordance with AIB Group’s provisioning policy for loan losses, it is considered that appropriate provisions for the above losses have been made. See “Provision and allowance for loan losses” on page 87.

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

Cross-border outstandings exceeding 1% of total assets are shown in the following table.

	As % of total assets(1)	Total	Banks and other financial institutions	Government and official institutions	Commercial industrial and other private sector
	(Euro in millions)
December 31, 2004
United Kingdom	8.3%	8,476	1,718	725	6,033
United States	3.9%	3,990	660	1,141	2,189
Germany	2.9%	2,964	1,947	807	210
France	2.1%	2,098	1,224	360	514
Spain	2.0%	2,000	1,160	283	557
Netherlands	1.4%	1,381	648	233	500
Italy	1.3%	1,304	211	724	369
Australia	1.2%	1,205	536	—	669
December 31, 2003
United Kingdom	6.1%	4,962	1,852	548	2,562
United States	3.6%	2,896	342	686	1,868
Germany	2.6%	2,122	1,466	488	168
Spain	1.7%	1,356	352	255	749
Netherlands	1.6%	1,298	556	87	655
Italy	1.4%	1,136	158	691	287
Poland	1.3%	1,035	61	87	887
Australia	1.1%	854	346	—	508
December 31, 2002
United Kingdom	6.4%	5,461	2,026	618	2,817
United States	3.9%	3,332	680	516	2,136
Germany	1.9%	1,609	1,255	114	240
Italy	1.6%	1,398	173	995	230
Poland	1.4%	1,179	160	91	928
Spain	1.0%	895	75	299	521
Netherlands	1.0%	856	348	65	443

(1)	Assets, consisting of total assets as reported in the consolidated balance sheet and acceptances, totalled €102,254 million at December 31, 2004 (2003: €80,972 million; 2002: €85,893 million).

At December 31, 2004 cross-border outstandings to borrowers in Sweden amounted to 0.93%. At December 31, 2003 cross-border outstandings to borrowings in France amounted to 0.98%.

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

Evaluation of disclosure controls and procedures

Within the 90 days prior to the date of this report, the Group carried out an evaluation under the supervision of and with the participation of the Group’s management, including the Group Chief Executive and the Group Director, Finance & Enterprise Technology, of the effectiveness of the design and operation of the Group’s disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. As a result of the matters identified in Recent Developments on page 7 of this report, a management action plan has been agreed to, interalia, strengthen enterprise-wide quality assurance, risk and compliance functions. Based upon and as of the date of the Group’s evaluation, the Group Chief Executive and the Group Director, Finance & Enterprise Technology concluded that the disclosure controls and procedures are effective in all material respects to ensure that information required to be disclosed in the reports the Group files and submits under the US Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.

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

(b) Code of ethics

AIB Group has adopted a code of business ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and to all employees of the Group. A copy of this code of business ethics is available on our Internet website at http://www.aibgroup.com/investorrelations. (The information found at this website is not incorporated by reference into this document). There have been no amendments or waivers to this code of business ethics since its adoption. Information regarding any future amendments or waivers will be published on the aforementioned website.

The code of business ethics sets out the general principles for all employees that govern how AIB Group conducts its affairs. To complement this, a code of leadership behaviours for senior management of AIB was approved during 2004. This code of leadership behaviours places personal responsibility on senior management for ensuring that our business and support activities are carried out with the highest standards of behaviour.

(c) Principal accountant fees and services

The audit committee is responsible for approving and reviewing the appointment and retirement of the external auditors, as well as overseeing their relationship with the Group. This includes conducting an annual review of the independence and effectiveness of the external auditors and the recommendation to the Board as to the level of fees to be paid to the external auditors. Further details as to the levels of fees paid to the external auditors in each of the last three years as well as the audit committtee’s pre-approval policy for non-audit work are provided in Note 11 to the consolidated financial statements.

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

ALLIED IRISH BANKS, p.l.c.

Accounting policies

The accounts on pages 104 to 186 have been prepared under the historical cost convention, as modified by the revaluation of certain financial instruments held for dealing purposes, assets held in the long-term assurance business and certain properties. The accounts comply with the requirements of Irish statute comprising the Companies Acts 1963 to 2003 and the European Communities (Credit Institutions: Accounts) Regulations, 1992, and with applicable accounting standards issued by the Accounting Standards Board, pronouncements of the Urgent Issues Task Force (“UITF”), and with the Statements of Recommended Practice (“SORP’s”) issued by the British Bankers’ Association and the Irish Bankers’ Federation (“Irish GAAP”), except as described below in respect of the change in accounting policy for certain derivative transactions.

The preparation of accounts requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. Since management’s judgement involves making estimates concerning the likelihood of future events, the actual results could differ from those estimates. Some estimation techniques involve significant amounts of management valuation judgements, often in areas which are inherently uncertain. The estimation techniques which are considered to be most complex are in the areas of provisions for bad and doubtful debts, fair value of financial instruments, the useful economic lives of goodwill, the value of the long-term assurance business, and retirement benefits.

The effect on the Group’s consolidated net income and ordinary shareholders’ equity had US Generally Accepted Accounting Principles (“US GAAP”) been applied in the preparation of these accounts is set out in note 50.

Change in accounting policy and divisional restatements

(a) Derivatives

The Group has amended its policy in respect of the accounting for termination of derivative transactions held to hedge the impact of fluctuations in interest rates on the income stream on the Group’s capital fund. Previously it was Group policy that, on early termination of all non-trading derivative transactions, any realized gain or loss was deferred and amortized to net interest income over the life of the original hedge, as long as the designated assets or liabilities remained. This policy has not been amended in respect of hedging positions generated from the Group’s retail businesses and treasury operations. Non-trading derivatives held for hedging purposes are accounted for on an accruals basis. Upon early termination of derivative transactions, classified as hedges of the income stream on Group capital, any realized gain or loss is taken to profit and loss account as it arises. The amendment to the accounting policy does not comply with the SORP on Derivatives which requires that the gains and losses should be amortized over the life of the underlying position. The change in accounting policy follows a revision in the Group’s policy with respect to the investment of its capital funds. The directors believe that the new accounting policy is more appropriate than the previous accounting policy in dealing with the financial impact of this revision because of the manner in which the Group’s capital funds are now managed.

The change in accounting policy had a positive impact of €23 million in the year ended December 31, 2004. The change in accounting policy has no impact on the reported numbers for prior years.

(b) Divisional restatements

The profit segments by division have been restated to reflect a change in the allocation of pension costs across business segments. Previously business segments accounted for the normalized pension contribution rate appropriate to individual pension schemes. The full impact of FRS 17 (retirement benefits) is now charged to each operating division. Each division now accounts for the full service cost, the expected return on pension scheme assets and the interest on pension scheme liabilities.

Principal accounting policies

The principal accounting policies adopted by the Group are as follows:

(a)	Basis of consolidation

The Group accounts include the accounts of Allied Irish Banks, p.l.c. (the parent company) and its subsidiary undertakings made up to the end of the financial year. A subsidiary undertaking is one where the Group’s interest is greater than or equal to 50% and the Group controls the subsidiary’s operating and financial policies. All intercompany balances and transactions are eliminated in the consolidated accounts.

In order to reflect the different nature of the shareholders’ and policyholders’ interests in the long-term assurance business, the value of long-term assurance business attributable to shareholders and the long-term assurance assets and liabilities attributable to policyholders are classified under separate headings in the consolidated balance sheet.

(b)	Interests in associated undertakings

An associated undertaking generally is one in which the Group’s interest is greater than 20% and less than 50% and where the Group exercises significant influence over the entity’s operating and financial policies. Interests in associated undertakings are included in the consolidated balance sheet at the Group’s share of the net assets of the undertakings concerned, less provisions for any impairment in value. Goodwill arising on the acquisition of associates occurring after January 1, 1998 is included within the carrying amount of the associate less amortisation to date. The attributable share of income of associated undertakings, based on accounts made up to the end of the financial year, is included in the consolidated statement of income using the equity method of accounting.

ALLIED IRISH BANKS, p.l.c

Accounting policies - (Continued)

(c)	Income and expense recognition

Interest income and expense is recognized in the statement of income on an accruals basis except in respect of non-performing loans where interest is not taken to the statement of income when recovery is doubtful. Fees which are considered to increase the yield on transactions are spread over the lives of the underlying transactions on a level yield basis. All costs associated with mortgage incentive schemes are charged in the period in which the expense is incurred. Fees and commissions received for services provided are recognized when earned. Fees and commissions payable to third parties in connection with lending arrangements are charged to the statement of income as incurred. Expenses are charged to the statement of income as incurred.

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

General provisions are also made to cover loans which are impaired at balance sheet date, and while not specifically identified, are known from experience to be present in any portfolio of bank advances. The Group holds general provisions at a level deemed appropriate by management taking into account a number of factors including:- the credit grading profiles and movements within credit grades; historic loan loss rates; local and international economic climates and portfolio sector profiles/industry conditions. The level of general provisions is reviewed quarterly to ensure that it remains appropriate.

Loans and advances to banks and customers are reported in the balance sheet having deducted the total provisions for loan losses (note 23).

Loans are deemed non-performing where interest is 90 days overdue and not taken to income (i.e. non-accrual) or where a provision exists in anticipation of a loss. Interest is not taken to income when recovery is doubtful.

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

(f)	Sale and repurchase agreements (including stock borrowing and lending)

Securities may be lent or sold subject to a commitment to repurchase them. Securities sold are retained on the balance sheet where substantially all the risks and rewards of ownership remain with the Group. Similarly, securities purchased subject to a commitment to resell are treated as collateralized lending transactions where the Group does not acquire the risks or rewards of ownership.

The cash lending/borrowing elements of these transactions are included with loans and advances to banks, loans and advances to customers, deposits by banks and customer accounts, as appropriate. The Group aims to generate increased income from these activities as well as providing a source of funding of its own holdings of securities.

(g)	Finance leases

Assets leased to customers are classified as finance leases if the lease agreements transfer substantially all the risks and rewards of ownership. Finance lease receivables are recorded within loans and advances to customers, and are stated in the balance sheet at the cost of asset, including gross earnings to date, less rentals earned to date and provisions for impairment. In addition rentals received in advance but not yet amortized to the statement of income are included in other liabilities.

Income from finance leasing transactions is apportioned over the primary leasing period on an after tax basis in proportion to the net cash investment using the investment period method. Government grants in respect of these assets are credited to the statement of income on the same basis.

ALLIED IRISH BANKS, p.l.c.

Accounting policies - (Continued)

(h)	Hire purchase and installment finance

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

(i)	Securitized assets

Securitized assets are included in the balance sheet at their gross amount less non-returnable proceeds received on securitization, where the Group has retained significant rights to benefits and exposure to risks, but where the Group’s maximum loss is limited to a fixed monetary amount. The contribution from the securitized assets is included in other operating income.

(j)	Operating leases

Rentals are charged to the statement of income in equal installments over the terms of the leases.

(k)	Property and equipment

Property and equipment include freehold and leasehold properties, property adaptation works, computer hardware, software and communication technology, motor vehicles and other machines and equipment.

It is Group policy not to revalue its property and equipment. The Group adopted the transitional arrangements of FRS 15 “Tangible fixed assets” and chose to retain the book amounts of previously revalued assets in its accounting records.

Property and equipment are depreciated on a straight line basis over their estimated useful economic lives.

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

Software development costs which lead to the creation of a definable software asset, are capitalized subject to a de-minimis limit.

Expenditure incurred to date amounting to €75 million on the development of computer systems has been capitalized and included under equipment. This expenditure is written off over a maximum period of 5 years and to date €39 million has been charged to the statement of income.

(l)	Equity shares

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

(m)	Impairment

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

ALLIED IRISH BANKS, p.l.c.

Accounting policies - (Continued)

(n)	Non-credit risk provisions

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

(o)	Credit related instruments

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

(p)	Retirement benefits

AIB Group provides a number of defined benefit and defined contribution retirement benefit plans in various geographic locations, the majority of which are funded.

Full actuarial valuations of defined benefit plans are undertaken every three years and are updated to reflect current conditions in the intervening periods. Plan assets are valued at market value. Plan liabilities are measured on an actuarial basis, using the projected unit method and discounted at the current rate of return on a high quality corporate bond of equivalent term and currency to the liability. Plans in surplus are shown as assets on the balance sheet net of the deferred tax impact. Plans in deficit together with unfunded plans are shown on the balance sheet as liabilities net of the deferred tax impact. Actuarial gains and losses are recognized immediately in the statement of total recognised gains and losses.

The current service cost and past service cost of the defined benefit plans is charged to operating profit and the expected return on assets net of the change in the present value of the plan liabilities arising from the passage of time, is credited to other finance income.

The costs of the Group’s defined contribution plans are charged to the statement of income in the period in which they are incurred.

(q)	Deferred taxation

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

ALLIED IRISH BANKS, p.l.c.

Accounting policies - (Continued)

(r)	Foreign currencies

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

(s)	Capital instruments

Issue expenses of capital instruments are deducted from the proceeds of issue and, where appropriate, are amortized to the statement of income so that the finance costs are allocated to accounting periods at a constant rate based on the carrying amount of the instruments. The issue expenses amortized to profit and loss account are subsequently transferred to the share premium account.

(t)	Intangible assets and goodwill

Goodwill may arise on the acquisition of subsidiary and associated undertakings. Purchased goodwill is the excess of cost over the fair value of the Group’s share of net assets acquired. In accordance with FRS 10 “Goodwill and Intangible Assets”, purchased goodwill and intangible assets arising on acquisition of subsidiary and associated undertakings, occurring after January 1, 1998, are capitalized as assets on the balance sheet and amortized to the statement of income over their estimated useful economic lives. The useful economic life of goodwill is determined at the time of acquisition, taking into consideration factors such as the nature of the business acquired, the market in which it operates and its position in that market. In all cases goodwill is subject to a maximum life of 20 years and is subject to an impairment review in accordance with FRS 11, “Impairment of Fixed Assets and Goodwill”. Impairment charges, if any, are included within goodwill amortization.

Goodwill arising on acquisitions of subsidiary and associated undertakings prior to December 31, 1997 has been written off to the statement of income (note 28) in the year of acquisition. In accordance with the transitional arrangements of FRS 10 this goodwill was not reinstated when FRS 10 was implemented. At the date of disposal of subsidiary or associated undertakings, any unamortized goodwill, or goodwill written off directly to the statement of income on acquisitions prior to January 1, 1998, is included with the Group’s share of net assets of the undertaking disposed in the calculation of the profit or loss on disposal.

(u)	Own shares

Shares in Allied Irish Banks, p.l.c. held by the parent company or its subsidiary companies, including those held within the long-term assurance assets attributable to policyholders, are deducted in arriving at consolidated ordinary shareholders’ equity. Profits or losses on transactions in AIB shares are excluded from the consolidated statement of income.

Shares held by Employee Share Trusts are deducted in arriving at ordinary shareholders’ equity where the shares have not vested unconditionally in the employees.

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

(v)	Derivatives

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

Non-trading derivative transactions comprise transactions held for hedging purposes as part of the Group’s risk management strategy, against assets, liabilities, positions or cash flows, themselves accounted for on an accruals basis. The gains

ALLIED IRISH BANKS, p.l.c

Accounting policies - (Continued)

and losses on these instruments (arising from changes in fair value) are not recognized in the statement of income immediately as they arise. Derivative transactions entered into for hedging purposes are recognized in the accounts on an accruals basis consistent with the accounting treatment of the underlying transaction or transactions being hedged. Except as described below, in respect of hedges of the income stream on Group capital, upon early termination of derivative financial instruments, classified as hedges, any realized gain or loss is deferred and amortized to net interest income over the life of the original hedge as long as the designated assets or liabilities remain. Upon early termination of derivative transactions classified as hedges of the income stream on Group capital, any realized gain or loss is taken to the statement of income as it arises.

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

(w)	Netting

The Group enters into master agreements with counterparties to ensure that if an event of default occurs all amounts outstanding with those counterparties can be settled on a net basis.

Where the amounts owed by the Group and the counterparty are determinable and in freely convertible currencies, and where the Group has the ability to insist on net settlement which is assured beyond doubt and is based on a legal right to settle net that would survive the insolvency of the counterparty, the amounts are shown in the balance sheet as net assets or net liabilities as appropriate.

(x)	Long-term assurance business

The value placed on the Group’s long-term assurance business attributable to shareholders represents a valuation of the policies in force together with the net tangible assets of the business including any surplus retained in the long-term business funds which could be transferred to shareholders. The value of the inforce business is calculated by projecting future surpluses and other net cash flows attributable to the shareholder arising from business written by the balance sheet date and discounting the result at an appropriate discount rate. The value is determined on the advice of a qualified actuary on an after tax basis and is included separately in the consolidated balance sheet.

Movements in the value placed on the Group’s long-term assurance business attributable to shareholders, grossed up for taxation, are included in other operating income.

(y)	Fiduciary and trust activities

Allied Irish Banks, p.l.c. and some subsidiary undertakings act as trustee and in other fiduciary capacities that result in the holding or placing of assets on behalf of individuals, investment trusts, pension schemes and unit trusts. These assets are not consolidated in the accounts as they are not assets of Allied Irish Banks, p.l.c. or its subsidiary undertakings. Fees and commissions earned in respect of these activities are included in the statement of income.

ALLIED IRISH BANKS, p.l.c.

Consolidated Statements of Income

			Years ended December 31,
	Notes		2004	2003(1)	2002(1)
			(Euro in millions)
Interest income:
Interest income and similar income arising from debt securities and other fixed income securities			888	712	946
Other interest receivable and similar income	5		3,118	2,898	3,807
Less: interest expense	6		(1,970)	(1,676)	(2,402)

Net interest income			2,036	1,934	2,351
Other finance income	7		18	12	62
Dividend income	8		27	16	14
Fees and commissions receivable			1,055	1,014	1,301
Less: fees and commissions payable			(131)	(125)	(138)
Dealing profits	9		96	135	74
Exceptional foreign exchange dealing losses	9&53		—	—	(18)
Other operating income	10		187	166	263
Other income			1,234	1,206	1,496

Total operating income			3,288	3,152	3,909
Before exceptional item			3,288	3,152	3,927
Exceptional foreign exchange dealing losses	9&53		—	—	(18)
Administrative expenses:
Staff and other administrative expenses	11	(a)	1,713	1,709	2,108
Restructuring and integration costs in continuing businesses	11	(b)	9	72	13

Administrative expenses			1,722	1,781	2,121
Depreciation and amortization	12		164	179	207
Total operating expenses			1,886	1,960	2,328

Group operating income before provisions			1,402	1,192	1,581
Before exceptional item			1,402	1,192	1,599
Exceptional foreign exchange dealing losses	9&53		—	—	(18)
Provisions for loan losses			116	152	194
Provisions for contingent liabilities and commitments			20	9	2
Amounts written off fixed asset investments	13		(1)	16	55
			135	177	251
Group operating income - continuing operations			1,267	1,015	1,330
Before exceptional item			1,267	1,015	1,348
Exceptional foreign exchange dealing losses	9&53		—	—	(18)
Share of operating income of associated undertakings			201	143	9
Share of restructuring and integration costs in associated undertaking			—	(20)	—
Amortization of goodwill on acquisition of associated undertaking			(52)	(42)	—
Income on disposal of property			9	32	5
Gain/(loss) on disposal of businesses	15		17	(141)	—

Income before taxes (carried forward)			1,442	987	1,344
Before exceptional item			1,442	987	1,362
Exceptional foreign exchange dealing losses	9&53		—	—	(18)

ALLIED IRISH BANKS, p.l.c.

Consolidated Statements of Income - (Continued)

	Years ended December 31,
	Notes		2004	2003(1)	2002(1)
			(Euro in millions)
Income before taxes (brought forward)			1,442	987	1,344
Applicable taxes	16		339	315	296

Income after taxes			1,103	672	1,048
Equity and non-equity minority interests in subsidiaries	17		30	11	24
Dividends on non-equity shares	18		5	5	8
			35	16	32

Net income applicable to ordinary stockholders			1,068	656	1,016

Earnings per € 0.32 ordinary share – basic	20	(a)	125.4c	76.3c	117.0c
Earnings per € 0.32 ordinary share – adjusted	20	(b)	135.6c	107.0c	122.7c
Earnings per € 0.32 ordinary share – diluted	20	(c)	124.9c	75.9c	115.8c
Net income in accordance with accounting principles generally accepted in the United States	50		1,176	1,502	926

(1)	The consolidated income statement for 2002 reflects the consolidation of Allfirst for a full year, while the income statement for 2003 reflects the consolidation of Allfirst for the period to March 31, 2003 (see note 1).

The accompanying notes are integral part of these consolidated financial statements.

ALLIED IRISH BANKS, p.l.c.

Consolidated Balance Sheets

		December 31,
	Notes	2004	2003
		(Euro in millions)
ASSETS
Cash and balances at central banks		887	838
Items in course of collection		368	339
Central government bills and other eligible bills	21	—	45
Loans and advances to banks	22	2,320	2,633
Gross loans and advances to customers		65,599	51,114
Allowance for loan losses		(658)	(662)
Unearned interest		(129)	(115)

Loans and advances to customers net		64,812	50,337
Money market funds		24	153
	23	64,836	50,490
Securitized assets		—	719
Less: non-returnable proceeds		—	(516)
	24	—	203
Debt securities (2004: market value of €24,328 million; 2003: market value of €18,307 million)	25	24,076	18,127
Equity shares	26	195	180
Interests in associated undertakings	27	1,317	1,361
Intangible fixed assets	28	380	420
Property and equipment	29	785	792
Other assets		2,247	1,507
Deferred taxation	30	198	174
Prepayments and accrued income		918	636
Long-term assurance business attributable to stockholders	31	467	405

		98,994	78,150
Long-term assurance assets attributable to policyholders	31	3,246	2,810

		102,240	80,960

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits by banks	32	20,428	18,094
Customer accounts	33	51,397	44,612
Debt securities in issue	34	11,805	3,489
Other liabilities	35	3,900	3,141
Accruals and deferred income		911	595
Pension liabilities	14	676	502
Provision for liabilities and charges	36	122	111
Deferred taxation	30	123	142
Subordinated liabilities	37	2,765	2,130
Equity and non-equity minority interests in consolidated subsidiaries	38	1,212	158
Memorandum items: contingent liabilities and commitments	43
Stockholders’ equity
Ordinary shares of €0.32 each: 1,160 million authorized (2003: 1,160 million), 918.4 million and 907.6 million issued and outstanding as at December 31, 2004 and 2003, respectively and non-cumulative preference shares of US$25 each: 20.0 million authorized and 0.25 million issued and outstanding at December, 31, 2004 and 2003	39	299	295
Share premium account		1,870	1,885
Reserves		977	951
Profit and loss account		2,435	1,986
Total stockholders’ funds including non-equity interests		5,581	5,117

		98,920	78,091
Long-term assurance liabilities to policyholders	31	3,320	2,869

		102,240	80,960

See note 50 for ordinary stockholders’ equity in accordance with accounting principles generally accepted in the United States.

The accompanying notes are integral part of these consolidated financial statements.

ALLIED IRISH BANKS, p.l.c.

Consolidated Statements of Changes in Stockholders’ Equity

	Years ended December 31,
	2004	2003	2002
	(Euro in millions)
PREFERENCE SHARE CAPITAL
Balance, January 1	5	6	7
Currency translation adjustments	—	(1)	(1)

Balance, December 31	5	5	6

ORDINARY SHARE CAPITAL
Balance, January 1	290	287	284
Issued under:
Dividend reinvestment plan (note 39)	4	3	2
Other (note 39)	—	—	1

Balance, December 31	294	290	287

SHARE PREMIUM ACCOUNT
Balance, January 1	1,885	1,918	1,926
Premium arising on shares issued under:
Employees’ profit sharing plans	—	—	17
Executive share option plan	—	5	17
Allfirst Financial, Inc. stock option plan	—	2	3
Profit and loss account	(1)	(1)	(1)
Currency translation adjustments	(14)	(39)	(44)

Balance, December 31	1,870	1,885	1,918

RESERVES
Balance, January 1	951	490	463
Profit and loss account	59	51	45
Realized gain on disposal of subsidiary undertaking	—	489	—
Property revaluation reserves	(1)	(16)	(15)
Currency translation and other adjustments	(32)	(63)	(3)

Balance, December 31	977	951	490

PROFIT AND LOSS ACCOUNT RESERVES
Balance, January 1	1,986	1,714	2,173
Actuarial loss recognized in retirement benefit plans (note 14)	(197)	(50)	(823)
Net income	1,068	656	1,016
Writeback of goodwill on disposal of businesses	—	1,043	—
Dividends on equity shares (note 19)	(511)	(452)	(429)
Ordinary share buyback	—	(812)	—
Other ordinary share capital issued/sold	71	55	—
Dividend reinvestment plan	130	105	74
Reserves capitalized	(59)	(51)	(45)
Net movements in own shares	(20)	141	37
Transfer from property revaluation reserves	1	16	15
Actuarial (loss)/gain recognised in associated undertaking	(1)	8	—
Share premium account	1	1	1
Currency translation adjustments	(34)	(388)	(305)

Balance, December 31	2,435	1,986	1,714

TOTAL STOCKHOLDERS’ FUNDS INCLUDING NON-EQUITY INTERESTS	5,581	5,117	4,415

Analysed as to:
Equity	5,399	4,921	4,180
Non-equity	182	196	235

	5,581	5,117	4,415

The accompanying notes are integral part of these consolidated financial statements.

ALLIED IRISH BANKS, p.l.c.

Consolidated Cash Flow Statements

			Years ended December 31,
	Notes		2004	2003	2002
			(Euro in millions)
Net cash inflow/(outflow) from operating activities			3,168	1,631	(121)
Dividends received from associated undertakings			37	33	1
Returns on investments and servicing of finance	42	(a)	(111)	(93)	(138)
Equity dividends paid			(340)	(378)	(345)
Taxation	42	(b)	(317)	(273)	(280)
Capital expenditure and financial investment	42	(c)	(4,130)	(1,049)	1,379
Acquisitions and disposals	42	(d)	9	(1,049)	(5)
Financing	42	(e)	1,744	(173)	(129)

Increase/(decrease) in cash	42	(f)	60	(1,351)	362

Reconciliation of Group operating income to net cash inflow/(outflow) from operating activities
Group operating income			1,267	1,015	1,330
(Increase)/decrease in prepayments and accrued income			(280)	106	1,162
Increase/(decrease) in accruals and deferred income			302	(95)	(1,171)
Provisions for loan losses			116	152	194
Provisions for contingent liabilities and commitments			20	9	2
Amounts (written back)/written off fixed asset investments			(1)	16	55
Increase in other provisions			9	81	16
Depreciation and amortization			164	174	207
Gain/(loss) on disposal of businesses			17	(141)	—
Interest on subordinated liabilities			68	47	83
Interest on reserve capital instruments			38	38	38
Income on disposal of debt securities and equity shares			(17)	(40)	(117)
Income on termination of off-balance sheet instruments			(36)	—	—
Averaged gains on debt securities held for hedging purposes			(2)	(1)	(4)
Income on disposal of associated undertakings			(1)	—	(1)
Amortization of premiums net of (discounts) on debt securities held as financial fixed assets			24	23	(15)
Increase in long-term assurance business			(63)	(53)	(48)

Net cash inflow from trading activities			1,625	1,331	1,731

Net increase in deposits by banks			2,703	4,207	3,975
Net increase in customer accounts			6,488	5,729	2,299
Net increase in loans and advances to customers			(14,420)	(10,043)	(6,129)
Net decrease in loans and advances to banks			345	591	982
Decrease/(increase) in central government bills			45	(41)	18
Net increase in debt securities and equity shares held for trading purposes			(2,066)	(1,216)	(1,180)
Net (increase)/decrease in items in course of collection			(29)	(161)	174
Net increase/(decrease) in debt securities in issue			8,303	1,082	(1,425)
Net increase/(decrease) in notes in circulation			30	41	(3)
Increase in other assets			(735)	(920)	(28)
Increase/(decrease) in other liabilities			737	701	(510)
Effect of currency translation and other adjustments			142	330	(25)

			1,543	300	(1,852)

Net cash inflow/(outflow) from operating activities			3,168	1,631	(121)

The accompanying notes are integral part of these consolidated financial statements.

ALLIED IRISH BANKS, p.l.c.

Statements of Total Recognized Gains and Losses

	Years ended December 31,
	2004	2003	2002
	(Euro in millions)
Net income	1,068	656	1,016
Gain recognised on disposal of Allfirst	—	489	—
Currency translation differences on foreign currency net investments	(69)	(457)	(341)
Actuarial loss recognized in retirement benefit plans (note 14)	(197)	(50)	(823)
Actuarial gain recognized in associated undertaking	(1)	8	—

Total recognized gains/(losses) relating to the year	801	646	(148)

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

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements

1. ACQUISITION OF STRATEGIC STAKE IN M&T BANK CORPORATION. DISPOSAL OF ALLFIRST FINANCIAL INC.

AIB’s US subsidiary, Allfirst, was acquired by M&T on April 1, 2003. AIB received 26.7 million M&T shares, representing a stake of approximately 22.5% in the enlarged M&T, together with US$ 886.1 million in cash. The agreement allowed for the cash consideration to be reduced by the amount of a pre-close dividend from Allfirst to AIB and prior to closing a dividend of US$ 865.0 million was declared and paid by Allfirst Financial Inc. Consequently, the cash consideration payable by M&T reduced to US$ 21.1 million.

The transaction is accounted for in accordance with the Urgent Issue Task Force Abstract No. 31 ‘Exchanges of businesses or other non-monetary assets for an interest in a subsidiary, joint venture or an associate’ (“UITF 31”). Under UITF 31, the transaction is accounted for as an exchange of 77.5% of Allfirst for 22.5% of M&T pre-merger. Under this approach, the 22.5% of Allfirst that is owned by AIB, both directly before the transaction and indirectly thereafter, is treated as being owned throughout the transaction. The total recognized gains arising from the transaction amounted to €449 million (after tax) and was reflected in the accounts for the year ended December 31, 2003 as follows:-

Gain recognized on the disposal of Allfirst	(Euro in millions)
Recognized in the statement of income	(40)
Recognized in the statement of total recognized gains and losses	489

449

The transaction gave rise to a profit before tax of €1 million (loss of €40 million after tax). In accordance with the requirements of UITF 31, the unrealized element of the gain, of €489 million, has been recognized in the statement of total recognized gains and losses.

The consolidated statement of income for the year ended December 31, 2002 reflects the consolidation of Allfirst for a full year, while the statement of income for the year ended December 31, 2003 reflects the consolidation of Allfirst for the period to March 31, 2003.

To facilitate comparisons to the year ended December 31, 2004 financial statements presented in this Annual Report, the consolidated statements of income for the years ended December 31, 2003 and December 31, 2002, split between continuing and discontinued activities (arising from the disposal of Allfirst Financial Inc. on April 1, 2003), have been presented in the Additional Financial Information section on page 187 of this Annual Report.

2. NOTES IN CIRCULATION

AIB Group (UK) p.l.c. (formerly AIB Group Northern Ireland plc) is authorized to issue bank notes in Northern Ireland under the provisions of the Bank Charter Act 1844, the Bankers (Northern Ireland) Acts 1845 and 1928, the Allied Irish Banks Act (Northern Ireland) 1971, the Allied Irish Banks Act 1981, the Allied Irish Banks Act 1993 and the Allied Irish Banks Act 1996 (note 35).

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

3. OPERATIONS BY GEOGRAPHICAL SEGMENT(1)

	Years ended December 31,
	2004	2003	2002
	(Euro in millions)
Interest income
Ireland	2,456	1,988	2,020
United States	71	211	984
United Kingdom	1,143	977	1,002
Poland	323	434	747
Rest of the World	13	—	—

	4,006	3,610	4,753

Other finance income
Ireland	25	20	62
United States	(1)	(2)	(2)
United Kingdom	(6)	(6)	2
Poland	—	—	—
Rest of the World	—	—	—

	18	12	62

Dividend income
Ireland	13	28	4
United States	—	(19)	4
United Kingdom	2	1	1
Poland	12	6	5
Rest of the World	—	—	—

	27	16	14

Fees and commissions receivable
Ireland	549	465	446
United States	81	158	462
United Kingdom	245	227	236
Poland	173	163	155
Rest of the World	7	1	2

	1,055	1,014	1,301

Dealing profits/(losses)
Ireland	14	70	60
United States	6	15	(11)
United Kingdom	66	47	24
Poland	10	3	1
Rest of the World	—	—	—

	96	135	74
Exceptional foreign exchange dealing losses	—	—	(18)

	96	135	56

Other operating income
Ireland	171	71	79
United States	15	51	120
United Kingdom	(38)	—	11
Poland	40	43	53
Rest of the World	(1)	1	—

	187	166	263

ALLIED IRISH BANKS, p.l.c

Notes to Consolidated Financial Statements - (Continued)

	Years ended December 31,
	2004	2003	2002
	(Euro in millions)
Gross income
Ireland	2,030	2,622	2,671
United States	125	434	1,557
United Kingdom	807	1,247	1,276
Poland	425	649	961
Rest of the World	8	1	2

	3,395	4,953	6,467
Exceptional foreign exchange dealing losses	—	—	(18)

	3,395	4,953	6,449

Total operating expenses(2)
Ireland	1,130	1,056	924
United States	81	210	686
United Kingdom	383	369	363
Poland	288	322	351
Rest of the World	4	3	4

	1,886	1,960	2,328

Provisions
Ireland	72	68	71
United States	(4)	20	109
United Kingdom	38	58	25
Poland	29	31	47
Rest of the World	—	—	(1)

	135	177	251

Income before taxes, minority interests and preference dividends
Ireland	778	627	672
United States	190	187	320
United Kingdom	377	142	303
Poland	93	32	67
Rest of the World	4	(1)	—

	1,442	987	1,362
Exceptional foreign exchange dealing losses	—	—	(18)

	1,442	987	1,344

		December 31,
		2004	2003
		(Euro in millions)
Total assets
Ireland		70,458	54,667
United States		2,449	2,101
United Kingdom		22,546	18,880
Poland		6,666	5,295
Rest of the World		121	17

		102,240	80,960

ALLIED IRISH BANKS, p.l.c

Notes to Consolidated Financial Statements - (Continued)

	December 31,
	2004	2003
	(Euro in millions)
Ordinary stockholders’ equity(3)(4)
Ireland	3,460	2,967
United States	260	367
United Kingdom	1,370	1,310
Poland	298	277
Rest of the World	11	—

	5,399	4,921

(1)	With the exception of ordinary stockholders’ equity, the geographical distribution is based on the location of the office recording the transaction.

(2)	Includes restructuring and integration costs in continuing businesses (note 11(b)).

(3)	The geographical allocation of ordinary stockholders’ equity is based on the geographical split of risk weighted assets.

(4)	The fungible nature of liabilities within the banking industry inevitably leads to allocations of liabilities to segments, some of which are necessarily subjective. Accordingly, the directors believe that the analysis of total assets is more meaningful than the analysis of net assets.

Turnover is not shown as it resulted in the main from the business of banking.

4. OPERATIONS BY BUSINESS SEGMENT(1)

	Years ended December 31,
	2004	2003(2)	2002(2)
	(Euro in millions)
Net interest income
AIB Bank ROI	1,126	1,016	921
AIB Bank GB & NI	411	364	363
Allfirst	—	87	516
Capital Markets division	359	312	313
Poland division	174	175	263
Group	(34)	(20)	(25)

	2,036	1,934	2,351

Other finance income
AIB Bank ROI	20	17	40
AIB Bank GB & NI	(6)	(5)	(1)
Allfirst	—	(2)	(2)
Capital Markets division	3	2	7
Poland division	—	—	—
Group	1	—	18

	18	12	62

Other income
AIB Bank ROI	423	365	353
AIB Bank GB & NI	191	165	166
Allfirst	—	103	448
Capital Markets division	389	365	382
Poland division	188	170	165
Group	43	38	—

	1,234	1,206	1,514
Exceptional foreign exchange dealing losses	—	—	(18)

	1,234	1,206	1,496

ALLIED IRISH BANKS, p.l.c

Notes to Consolidated Financial Statements - (Continued)

	Years ended December 31,
	2004	2003(2)	2002(2)
	(Euro in millions)
Total operating income
AIB Bank ROI	1,569	1,398	1,314
AIB Bank GB & NI	596	524	528
Allfirst	—	188	962
Capital Markets division	751	679	702
Poland division	362	345	428
Group	10	18	(7)

	3,288	3,152	3,927
Exceptional foreign exchange dealing losses	—	—	(18)

	3,288	3,152	3,909

Total operating expenses(3)
AIB Bank ROI	812	787	681
AIB Bank GB & NI	295	276	266
Allfirst	—	125	581
Capital Markets division	403	394	405
Poland division	268	308	341
Group	108	70	54

	1,886	1,960	2,328

Provisions
AIB Bank ROI	44	62	55
AIB Bank GB & NI	13	19	22
Allfirst	—	11	95
Capital Markets division	29	46	63
Poland division	29	31	46
Group	20	8	(30)

	135	177	251

Income before taxes, minority interests and preference dividends
AIB Bank ROI	719	562	586
AIB Bank GB & NI	289	231	240
Allfirst	—	52	285
Capital Markets division	329	100	243
Poland division	80	10	39
Group	25	32	(31)

	1,442	987	1,362
Exceptional foreign exchange dealing losses	—	—	(18)

	1,442	987	1,344

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	December 31,
	2004	2003
	(Euro in millions)
Total loans
AIB Bank ROI	35,671	27,428
AIB Bank GB & NI	13,755	10,353
Capital Markets division	13,798	12,404
Poland division	3,765	2,939
Group	167	202

	67,156	53,326

Total deposits
AIB Bank ROI	28,424	24,572
AIB Bank GB & NI	9,084	7,881
Capital Markets division	40,537	29,318
Poland division	5,452	4,222
Group	133	202

	83,630	66,195

Total assets
AIB Bank ROI	43,065	34,101
AIB Bank GB & NI	15,082	11,643
Capital Markets division	32,398	28,365
Poland division	6,666	5,301
Group	5,029	1,550

	102,240	80,960

Total risk weighted assets
AIB Bank ROI	31,194	24,119
AIB Bank GB & NI	12,531	10,055
Capital Markets division	29,650	24,506
Poland division	4,238	3,259
Group	926	676

	78,539	62,615

Ordinary stockholders’ equity(4)(5)
AIB Bank ROI	2,145	1,883
AIB Bank GB & NI	861	794
Capital Markets division	2,038	1,934
Poland division	291	257
Group	64	53

	5,399	4,921

(1)	The business segment information is based on management accounts information. Income on capital is allocated to the divisions on the basis of the capital required to support the level of risk weighted assets. Interest income earned on capital not allocated to divisions is reported in Group.
(2)	The December 2003 and 2002 amounts have been restated to reflect the divisional restatements as discussed in the Accounting policies on page 98.
(3)	Includes restructuring and integration costs in continuing businesses (note 11(b)).
(4)	The divisional allocation of ordinary stockholders’ equity is based on the divisional split of risk weighted assets.
(5)	The fungible nature of liabilities within the banking industry inevitably leads to allocations of liabilities to segments, some of which are necessarily subjective. Accordingly, the directors believe that the analysis of total assets is more meaningful than the analysis of net assets.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

5. OTHER INTEREST RECEIVABLE AND SIMILAR INCOME

	Years ended December 31,
	2004	2003	2002
	(Euro in millions)
Interest on loans and advances to banks	94	113	196
Interest on loans and advances to customers	2,886	2,622	3,423
Finance leasing and installment credit income	158	163	188

Total other interest receivable and similar income	3,118	2,898	3,807

	Years ended December 31,
	2004	2003	2002
	(Euro in millions)
Income from leasing and installment credit agreements has been accounted for as follows:
Investment period method (leasing)	93	99	119
Sum of the digits method (installment credit)	65	64	69

	158	163	188

The aggregate rentals receivable from leasing contracts was €485 million (2003: €500 million).

6. INTEREST EXPENSE

	Years ended December 31,
	2004	2003	2002
	(Euro in millions)
Interest on deposits by banks and customer accounts	1,608	1,490	2,178
Interest on debt securities in issue	256	101	103
Interest on subordinated liabilities	68	47	83
Interest on reserve capital instruments	38	38	38

Total interest expense	1,970	1,676	2,402

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

8. DIVIDEND INCOME

The dividend income relates to income from equity shares.

9. DEALING PROFITS

	Years ended December 31,
	2004	2003	2002
	(Euro in millions)
Foreign currency contracts	67	92	78
Profits less losses from securities held for trading purposes	54	23	7
Interest rate contracts	(30)	16	(11)
Equity index contracts	5	4	—

	96	135	74
Exceptional foreign exchange dealing losses	—	—	(18)

	96	135	56

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

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

10. OTHER OPERATING INCOME

	Years ended December 31,
	2004	2003	2002
	(Euro in millions)
Profit on disposal of debt securities held for investment purposes	15	37	106
Profit on termination of off-balance sheet instruments	36	—	—
Profit on disposal of investments in associated undertakings	1	—	1
Profit on disposal of equity shares	2	3	11
Contribution of life assurance company (note 31)	72	60	57
Contribution from securitized assets (note 24)	3	1	4
Mortgage origination and servicing income	—	2	7
Miscellaneous operating income	58	63	77

Total operating income	187	166	263

11. OPERATING EXPENSES

(a) Staff and other administrative expenses

	Years ended December 31,
	2004	2003	2002
	(Euro in millions)
Staff costs:
Wages and salaries	890	905	1,097
Social security costs	86	88	105
Pension costs and other costs in respect of post-retirement benefits (note 14)	115	111	122
Other staff costs	41	53	67

	1,132	1,157	1,391

Other administrative expenses:
Auditors’ remuneration (including Value Added Tax):(1)
Audit services: Statutory audit	2	2	2
Further assurance services	—	—	1

	2	2	3

Other services: Taxation services	1	—	—
Other consultancy	—	1	1

	1	1	1

Operating lease rentals:
Property	40	41	50
Equipment	—	1	4

	40	42	54

Other administrative expenses	538	507	659

Staff and other administrative expenses	1,713	1,709	2,108

(1)	Audit services include fees for the statutory audits of the Group and fees for assignments which are of an audit nature. These fees include assignments where the auditors provide assurance to third parties.

KPMG were appointed Auditors at the reconvened Annual General Meeting on June 26, 2002. The Auditors’ remuneration (including Value Added Tax) set out above relates to KPMG since date of appointment. In the year ended December 31, 2004, 53% (2003: 61%) of the total audit services fees and 41% (2003: 65%) of the non-audit services fees were paid to overseas offices of the Auditors. During 2002 €1.2 million was paid to PricewaterhouseCoopers in respect of audit related services.

During 2003, the Audit Committee adopted a comprehensive policy on the provision of non-audit services to the bank and its subsidiary companies by KPMG, our external auditors. This policy includes the prohibition on the provision of certain services and the pre-approval by the Audit Committee of the engagement of the Auditor for non-audit work. The Audit Committee must approve individual assignments which are not pre-approved or which exceed a certain value.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

The Audit Committee has reviewed the level of non-audit services fees and is satisfied that it has not affected the independence of the Auditors. It is Group policy to subject all large consultancy assignments to competitive tender.

(b) Restructuring and integration costs in continuing businesses

	Years ended December 31,
	2004		2003		2002
	(Euro in millions)
Restructuring costs	9	(1)	72	(1)	13	(2)

	9		72		13

(1)	During 2003, BZWBK commenced a branch network restructuring process resulting in the closure of approximately 40 branches across Poland. A provision of €10 million was recorded in 2003 in respect of this process with a further charge of €9 million in 2004.

AIB Group introduced an Early Retirement Package in 2003 for certain staff over the age of 50 working in Ireland and Northern Ireland with staff located in the UK who have repatriation rights to Ireland also included. A provision of €62 million was made in the 2003 accounts of which €41 million forms part of the retirement benefit past service cost in note 14. Approximately 250 people left the organization during 2004 under the package.

(2)	The charge of €13 million in 2002 relates to the cost of an Allfirst Early Retirement Program. This also forms part of the retirement benefit past service cost in note 14.

12. DEPRECIATION AND AMORTIZATION

	Years ended December 31,
	2004	2003	2002
	(Euro in millions)
Depreciation of property and equipment:
Property depreciation	23	30	37
Equipment depreciation	102	118	138

	125	148	175
Amortization and impairment of goodwill on acquisition of subsidiaries (note 28)	39	31	32

	164	179	207

13. AMOUNTS WRITTEN OFF/(WRITTEN BACK) FIXED ASSET INVESTMENTS

	Years ended December 31,
	2004	2003	2002
	(Euro in millions)
Debt securities	(4)	13	19
Equity shares	3	3	36

	(1)	16	55

14. RETIREMENT BENEFITS

(a) Description of retirement benefit plans

The Group provides pension and retirement benefits for employees in Ireland, the UK, the US and Poland, the majority of which are funded.

Defined benefit schemes

The Group operates a number of defined benefit schemes the most significant being the AIB Group Irish Pension Scheme (the Irish scheme) and the AIB Group UK Pension Scheme (the UK scheme). Approximately fifty per cent of staff in the Republic of Ireland are members of the the Irish scheme while the majority of staff in the UK are members of the the UK scheme. Retirement benefits for the defined benefit schemes are calculated by reference to service and pensionable salary at normal retirement date.

Independent actuarial valuations, for the main Irish and UK schemes, are carried out on a triennial basis. The last such valuations were carried out on June 30, 2003 using the Projected Unit Method. The schemes are funded and contribution rates of 26.0% and 44.6% have been set for the Irish and UK schemes respectively with effect from January 1, 2004. As both these schemes are closed to new entrants, under the Projected Unit Method, the current service cost and the standard contribution rates will increase as members of the schemes approach retirement. The actuarial valuations are available for inspection only to the members of the schemes.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

The following table summarises the financial assumptions adopted in the preparation of these accounts in respect of the main schemes. The assumptions, including the expected long-term rate of return on assets, have been set upon advice of the Group’s actuary.

	December 31,
	2004	2003	2002
	%	%	%
Financial assumptions
Irish plan
Rate of increase in salaries	4.0	4.0	4.0
Rate of increase of pensions in payment	2.5	2.5	2.5
Discount rate	4.90	5.25	5.60
Inflation assumptions	2.5	2.5	2.5

UK plan
Rate of increase in salaries	4.0	4.0	4.0
Rate of increase of pensions in payment	2.75	2.5	2.5
Discount rate	5.30	5.25	5.75
Inflation assumptions	2.5	2.5	2.5

Other plans
Rate of increase in salaries	4.0-4.25	4.0-4.5	4.0-4.5
Rate of increase of pensions in payment	0.0-2.75	0.0-2.5	0.0-2.5
Discount rate	4.90-5.75	5.60-6.02	5.60-6.51
Inflation assumptions	2.5-2.75	2.5-3.0	2.5-3.0

The following table sets out on a combined basis for all schemes the fair value of the assets held by the schemes together with the long term rate of return expected for each class of assets.

	December 31, 2004		December 31, 2003		December 31, 2002
	Long term rate of return expected	Value	Long term rate of return expected	Value	Long term rate of return expected	Value
	%	€ m	%	€ m	%	€ m
Equities	7.8	1,803	8.2	1,670	9.0	1,490
Bonds	4.1	344	5.0	265	5.2	333
Property	6.4	274	7.5	255	7.5	262
Cash	3.0	130	3.0	82	6.3	84

Total market value of assets	6.9	2,551	7.6	2,272	8.0	2,169
Actuarial value of liabilities		(3,384)		(2,902)		(2,879)

(Deficit)/surplus in the plans		(833)		(630)		(710)
Related deferred tax asset/(liability)		157		128		173

Net pension (liability)/asset		(676)		(502)		(537)

The net pension liability is recognised on the balance sheet as follows :-

	Years ended December 31,
	2004	2003	2002
	(Euro in millions)
Funded pension plans in deficit	(652)	(485)	(482)
Unfunded plans	(24)	(17)	(55)

	(676)	(502)	(537)

Included in the actuarial value of the liabilities is an amount in respect of commitments to pay annual pensions amounting to €69,756 in aggregate to a number of former directors.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

The following table sets out the components of the defined benefit cost for each of the three years ended December 31, 2004, 2003 and 2002.

	Years ended December 31,
	2004	2003	2002
	(Euros in millions)
Other finance income
Expected return on pension plan assets	171	161	220
Interest on pension plan liabilities	(153)	(149)	(158)
	18	12	62
Included within administrative expenses
Current service cost	91	81	86
Past service cost (inc. Early Retirement Package-see note 11)	3	50	22
	94	131	108

Cost of providing defined retirement benefits	76	119	46

	Years ended December 31,
	2004	2003	2002
	(Euros in millions)
Analysis of the amount recognized in statement of total recognized gains and losses
Actual return less expected return on pension plan assets	99	93	(862)
Experience gains and losses on plan liabilities	(150)	97	(18)
Changes in demographic and financial assumptions	(179)	(257)	(123)

Actuarial loss recognized under FRS 17	(230)	(67)	(1,003)
Deferred tax	33	17	180

Recognized in STRGL	(197)	(50)	(823)

	Years ended December 31,
	2004	2003	2002
	(Euro in millions)
Movement in (deficit)/surplus during the year
(Deficit)/surplus in plan at beginning of year	(630)	(710)	257
Movement in year:
Current service cost	(91)	(81)	(86)
Past service cost	(3)	(50)	(22)
Contributions	102	84	50
Other finance income	18	12	62
Actuarial loss recognized under FRS 17	(230)	(67)	(1,003)
Disposal of subsidiary company	—	158	—
Translation adjustment	1	24	32

Deficit in plan at end of year	(833)	(630)	(710)

	Years ended December 31,
	2004	2003	2002	2001	2000
	(Euro in millions)
History of experience gains and losses
Difference between expected and actual return on plan assets:
Amount	99	93	(862)	(438)	(158)
Percentage of plan assets	4%	4%	40%	15%	5%
Experience gains and losses on plan liabilities:
Amount	(150)	97	(18)	(32)	(72)
Percentage of plan liabilities	4%	3%	1%	1%	3%
Total amount recognized in STRGL:
Amount	(230)	(67)	(1,003)	(502)	(248)
Percentage of plan liabilities	7%	2%	35%	19%	10%

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

Defined contribution schemes

The Group operates a number of defined contribution schemes. The defined benefit schemes in Ireland and the UK were closed to new members from December 1997. Employees joining after December 1997 join on a defined contribution basis. The standard contribution rate in Ireland is 8%. The standard contribution rate in the UK is 5% and these members are also accruing benefits under SERPS (the State Earnings Related Pension Scheme). The total cost in respect of defined contribution schemes for 2004 was €21 million (2003: €21 million; 2002: €27 million).

(b) Implementation of FRS 17 - “Retirement benefits”

The Group adopted FRS 17 in the preparation of its accounts for the year ended December 31, 2001 and comparative figures were restated. The change in accounting policy arising from the adoption of FRS 17 gave rise to a net credit to shareholders’ funds of €648 million at January 1, 2001.

15. GAIN/(LOSS) ON DISPOSAL OF BUSINESSES

2004

The profit on disposal of businesses in 2004 of €17 million relates to the sale of BZWBK’s subsidiary, CardPoint S.A. of €13 million (tax charge €2 million), and the accrual of €4 million (tax charge €1 million), arising from the sale of the Govett business in 2003.

2003

The loss on disposal of businesses of €141 million relates to the loss on disposal of Govett of €153 million (loss of €152 million after tax), offset by the realised gain on disposal of Allfirst of €1 million (loss of €40 million after tax), the profit on disposal of the AIB New York retail branch of €7 million (tax charge €3 million) and the profit on disposal of Polsoft of €4 million (tax charge €1 million).

In 2003, AIB sold the majority of the Govett business, its UK based asset management business, to Gartmore. Certain management contracts were excluded from the sale and were managed by AIB’s Irish based asset management company, AIB Investment Managers (“AIB IM”). The operations of AIB IM were otherwise unaffected by this transaction.

Total consideration for the business was estimated as €17 million and is payable in cash. The consideration is made up of an initial payment of €6 million plus a series of payments based on the level of fees earned by Gartmore on the Govett management contracts over the following three years. The initial payment of €6 million is reflected in the financial statements for the year ended December 31, 2003.

The transaction gave rise to a loss on disposal of €153 million in profit and loss account in the financial statements for the year ended December 31, 2003. The loss on disposal was made up of the €6 million consideration less goodwill previously written off of €139 million and one off closure costs of €20 million. The goodwill of €139 million was previously written off to reserves on the purchase of Govett in 1995. The after tax loss is €152 million. The financial statements for the year ended 31 December 2003 also reflect the income and expenses for Govett for the period as part of continuing activities, which amounted to a loss before tax of €12 million.

16. APPLICABLE TAXES

	Years ended December 31,
	2004	2003	2002
	(Euro in millions)
Allied Irish Banks, p.l.c. and subsidiaries:
Corporation tax in Republic of Ireland
Current tax on income for the period(1)	141	170	81
Adjustments in respect of prior periods	(5)	4	(7)
	136	174	74
Double taxation relief	(13)	(49)	(4)

	123	125	70
Foreign tax
Current tax on income for the period	181	210	202
Adjustments in respect of prior periods	(11)	—	(4)
	170	210	198

Total current tax	293	335	268

Deferred taxation
Origination and reversal of timing differences	(7)	(54)	21
Other	(8)	(5)	6

Total deferred taxation	(15)	(59)	27

Associated undertakings	61	39	1

Taxation on ordinary activities	339	315	296

Effective tax rate	23.5%	31.9%	22.0%

Effective tax rate – adjusted(2)	23.5%	24.2%	22.3%

(1)	The December 2004 figure includes a charge of €29.5 million (2003: €29.5 million; 2002: nil) in relation to the Irish Government bank levy.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

(2)	The adjusted effective tax rate has been presented to eliminate the disposal of Govett in 2003, and the withholding tax on the Allfirst dividend in 2003 and the effects of the exceptional foreign exchange dealing losses in 2002.

Factors affecting current tax rate for period

The current tax charge for 2004 is lower (2003: higher; 2002: lower) than the weighted average of the Group’s statutory corporation tax rates across its geographic locations. The differences are explained below.

	2004	2003	2002
	%	%	%
Weighted average corporation tax rate	20.3	19.3	23.6
Effects of:
Expenses not deductible for tax purposes	2.8	2.9	0.8
Goodwill amortization	0.6	0.8	0.7
Exempted income, income at reduced rates and tax credits	(1.2)	(0.1)	(1.9)
Net effect of differing tax rates overseas	0.2	1.9	0.7
Capital allowances in excess of depreciation	0.1	—	(1.0)
Other deferred tax timing differences	0.8	3.9	(1.8)
Tax on associated undertakings	(4.4)	(3.9)	(0.1)
Bank levy in Republic of Ireland	2.1	3.0	—
Goodwill on disposals of businesses	—	3.6	—
Withholding tax on Allfirst dividend	—	3.9	—
Exceptional item	—	—	(0.3)
Adjustments to tax charge in respect of previous periods	(1.1)	(1.4)	(0.8)

Effective current tax rate	20.2	33.9	19.9

17. EQUITY AND NON-EQUITY MINORITY INTERESTS IN SUBSIDIARIES

	Years ended December 31,
	2004	2003	2002
	(Euro in millions)
The profit attributable to minority interests is analyzed as follows:
Equity interest in subsidiaries	28	10	20
Non-equity interest in subsidiaries	2	1	4

	30	11	24

18. DIVIDENDS ON NON-EQUITY SHARES

The dividends paid on the Non-cumulative preference shares of US$ 25 each amounted to €5 million (2003: €5 million; 2002: €8 million). Included in this figure is an amount of €1 million which has been accrued (2003: €1 million; 2002: €2 million) and amortized issue costs of €0.4 million (2003: €0.5 million; 2002: €0.4 million).

The holders of the US Dollar preference shares are entitled, in preference to the holders of any other shares of AIB, to a non-cumulative preferential dividend, payable quarterly in areas at a floating rate equal to 3 month libor plus 0.875% on the liquidation preference amount of US$ 1,000.

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

	Years ended December 31,			Years ended December 31,
	2004	2003	2002	2004	2003	2002
	(cent per €0.32 share)			(Euro in millions)
Ordinary Shares
Interim dividend	20.9	19.0	17.25	179	161	154
Final dividend	38.5	35.0	31.81	333	296	283

	59.4	54.0	49.06	512	457	437

Employee share trusts(1)				(1)	(5)	(8)

				511	452	429

(1)	In accordance with FRS 14 “Earnings per share”, dividends of €0.8 million (2003: €4.8 million; 2002: €7.9 million) arising on the shares held by certain employee share trusts (note 41) are excluded in arriving at profit before taxation and deducted from the aggregate of dividends paid and proposed.

20. EARNINGS PER €0.32 ORDINARY SHARE

Years ended December 31,
	2004	2003	2002
(a) Basic
Net income attributable to the ordinary stockholders(1)	€1,068m	€656m	€1,016m

Weighted average number of shares in issue
during the year(1)	852.0m	859.6m	868.7m

Earnings per share	125.4c	76.3c	117.0c

(1)	In accordance with FRS 14 “Earnings per share”, dividends arising on the shares held by the employee share trusts (note 41) are excluded in arriving at income before taxes and deducted from the aggregate of dividends paid and proposed. The shares held by the trusts are excluded from the calculation of weighted average number of shares in issue.

	Earnings per share €0.32
	2004	2003	2002
	(cent per €0.32 share)
(b) Adjusted
As reported	125.4	76.3	117.0
Adjustment
Exceptional foreign exchange dealing losses (note 9)	—	—	2.1
Goodwill amortization and impairment (note 28)	10.6	8.4	3.6
Impact of Govett disposal on statement of income (note 15)	(0.4)	17.6	—
Impact of Allfirst disposal on statement of income (notes 1 & 15)	—	4.7	—

	135.6	107.0	122.7

The adjusted earnings per share figure has been presented to eliminate the effect of the goodwill amortization in all years, goodwill impairment loss in 2004, the impact of the Govett disposal in 2004 and 2003 and the Allfirst disposal in 2003, and the exceptional foreign exchange dealing losses in 2002.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	Years ended December 31,
	2004	2003	2002
	(Number of shares in millions)
(c) Diluted
Weighted average number of shares in issue during period	852.0	859.6	868.7
Dilutive effect of options outstanding	3.1	4.7	8.4

Diluted	855.1	864.3	877.1

The weighted average number of ordinary shares reflects the dilutive effect of options outstanding under the employee share trusts (note 41), the share option plan (note 40) and the Allfirst Financial Inc. stock option plan up to the date of disposal of Allfirst (note 40).

21. CENTRAL GOVERNMENT BILLS AND OTHER ELIGIBLE BILLS

	December 31, 2004		December 31, 2003
	Book Amount	Market Value	Book Amount	Market Value
	(Euro in millions)
Held for trading purposes Treasury bills	—	—	45	—

			45

	December 31,
	2004	2003
	(Euro in millions)
Analysis of movements in central government bills and other eligible bills held as financial fixed assets:
At January 1	—	23
Currency translation adjustments	—	(1)
Purchases	651	983
Disposals/maturities	(652)	(991)
Disposal of subsidiary undertaking	—	(16)
Amortization of discounts	1	2

At December 31	—	—

22. LOANS AND ADVANCES TO BANKS

	December 31,
	2004	2003
	(Euro in millions)
Funds placed with the Central Bank of Ireland	446	863
Funds placed with other central banks	450	17
Funds placed with other banks(1)	1,424	1,753

	2,320	2,633

	December 31,
	2004	2003
	(Euro in millions)
Analyzed by remaining maturity:
Repayable on demand	246	204
Other loans and advances by remaining maturity:
Over 5 years	127	134
5 years or less but over 1 year	30	88
1 year or less but over 3 months	279	107
3 months or less but not repayable on demand	1,640	2,102

	2,322	2,635
Allowance for loan losses (note 23)	(2)	(2)

	2,320	2,633

Due from associated undertakings	1	1

(1)	At December 31, 2004 securities purchased under agreements to resell amounted to € 272 million (2003:€ 651 million). All securities were delivered either directly to the Group or to an agent for safekeeping.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	December 31,
	2004	2003
	(Euro in millions)
Loans and advances to banks by geographical area
Republic of Ireland	1,152	2,282
United States of America	81	48
United Kingdom	685	239
Poland	400	63
Rest of the world	2	1

	2,320	2,633

23. LOANS AND ADVANCES TO CUSTOMERS LESS ALLOWANCE FOR LOAN LOSSES

	December 31,
	2004	2003
	(Euro in millions)
Loans and advances to customers(1)	62,888	48,500
Finance lease receivables and installment credit	2,711	2,614
Money market funds(2)	24	153

	65,623	51,267
Allowance for loan losses	(658)	(662)
Unearned interest	(129)	(115)

	64,836	50,490

Analyzed by remaining maturity:
Over 5 years	26,349	20,699
5 years or less but over 1 year	16,932	12,841
1 year or less but over 3 months	10,177	7,677
3 months or less	12,036	9,935

	65,494	51,152
Allowance for loan losses	(658)	(662)

	64,836	50,490

Of which repayable on demand or at short notice	16,640	13,064

Amounts include:
Due from associated undertakings	—	—

(1)	At December 31, 2004, €1,192 million (2003: €1,200 million) of loans and advances were pledged as collateral with the Central Bank and Financial Services Authority of Ireland.

(2)	At December 31, 2004 there were securities purchased under agreements to resell of €6 million (2003: €38 million).

The cost of assets acquired for letting under finance leases and hire purchase contracts amounted to €1,568 million (2003: €1,234 million).

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

Allowance for loan losses

	December 31, 2004
	Specific	General	Total
	(Euro in millions)
Allowance at beginning of year	348	316	664
Currency translation adjustments	23	2	25
Transfer to contingent liabilities and commitments	—	(15)	(15)
Charge against income	—	116	116
Transfer to specific	142	(142)	—
Amounts charged off	(151)	—	(151)
Recoveries of amounts previously charged off	21	—	21

Allowance at end of year	383	277	660

Analyzed as to:
Loans and advances to banks (note 22)	2	—	2
Loans and advances to customers	381	277	658

	383	277	660

	December 31, 2003
	Specific	General	Total
	(Euro in millions)
Allowance at beginning of year	435	427	862
Currency translation adjustments	(33)	(18)	(51)
Disposal of subsidiary undertaking	(24)	(111)	(135)
Charge against income	—	152	152
Transfer to specific	134	(134)	—
Amounts charged off	(182)	—	(182)
Recoveries of amounts previously charged off	18	—	18

Allowance at end of year	348	316	664

Analyzed as to:
Loans and advances to banks (note 22)	2	—	2
Loans and advances to customers	346	316	662

	348	316	664

	December 31,
	2004	2003
	(Euro in millions)
Loans and advances to customers by geographical area
Republic of Ireland	41,592	32,459
United States of America	1,386	1,047
United Kingdom	18,375	14,097
Poland	3,365	2,872
Rest of the world	118	15

	64,836	50,490

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

24. SECURITIZED ASSETS

	Years ended December 31,
	2004	2003
	(Euro in millions)
Securitized assets	—	719
Non-returnable proceeds	—	(516)

	—	203

The securitized assets at December 31, 2003 relates to a securitization transaction originated in 1999. These assets were redeemed in December 2004 as a result of this transaction being restructured.

The contribution from these securitized assets, which includes a loss on the disposal of assets from the portfolio as part of the restructure, is included in other operating income and analysed below.

	Years ended December 31,
	2004	2003	2002
	(Euro in millions)
Net interest income	3	3	4
Other income	(2)	—	—

Total income	1	3	4
Provisions for bad and doubtful debts	(2)	2	—

Contribution from securitized assets	3	1	4

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

25. DEBT SECURITIES

	December 31, 2004
	Book amount	Gross unrealized gains	Gross unrealized losses	Market value
	(Euro in millions)
Held as financial fixed assets Issued by public bodies:
Government securities	7,101	137	(11)	7,227
Other public sector securities	854	13	—	867
Issued by other issuers:
Bank and building society certificates of deposit	585	—	—	585
Other debt securities	7,710	119	(6)	7,823

	16,250	269	(17)	16,502

Held for trading purposes Issued by public bodies:
Government securities	1,048			1,048
Other public sector securities	73			73
Issued by other issuers:
Bank and building society certificates of deposit	—			—
Other debt securities	6,705			6,705

	7,826	—	—	7,826

	24,076	269	(17)	24,328

	December 31, 2003
	Book amount	Gross unrealized gains	Gross unrealized losses	Market value
	(Euro in millions)
Held as financial fixed assets Issued by public bodies:
Government securities	5,237	109	—	5,346
Other public sector securities	562	7	—	569
Issued by other issuers:
Bank and building society certificates of deposit	589	—	(1)	588
Other debt securities	6,057	94	(29)	6,122

	12,445	210	(30)	12,625

Held for trading purposes Issued by public bodies:
Government securities	630			630
Other public sector securities	85			85
Issued by other issuers:
Bank and building society certificates of deposit	—			—
Other debt securities	4,967			4,967

	5,682	—	—	5,682

	18,127	210	(30)	18,307

Market value is market price for quoted securities and directors’ estimate for unquoted securities.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	December 31,
	2004	2003
	(Euro in millions)
Analyzed by remaining maturity
Due within one year	4,048	2,783
Due one year and over	20,028	15,344

	24,076	18,127

	December 31, 2004		December 31, 2003
	Book amount	Market value	Book amount	Market value
	(Euro in millions)		(Euro in millions)
Analyzed by listing status
Held as financial fixed assets
Listed on a recognized stock exchange	14,076	14,325	11,054	11,235
Quoted elsewhere	376	376	306	305
Unquoted	1,798	1,801	1,085	1,085

	16,250	16,502	12,445	12,625

Held for trading purposes
Listed on a recognized stock exchange	7,560		5,595
Quoted elsewhere	266		87

	7,826		5,682

	24,076		18,127

Debt securities subject to repurchase agreements amounted to €8,780 million (2003: €5,860 million).

Subordinated debt securities included as financial fixed assets amounted to €126 million at December 31, 2004 (2003: €20 million).

The unamortized premiums net of discounts on debt securities held as financial fixed assets amounted to €53 million at December 31, 2004 (2003: unamortized discount net of premiums €19 million).

The cost of debt securities held for trading purposes amounted to €7,761 million (2003: €5,655 million).

	Cost	Discounts and premiums	Amounts written off	Book amount
	(Euro in millions)
Analysis of movements in debt securities held as financial fixed assets
At January 1, 2004	12,430	33	(18)	12,445
Currency translation adjustments	(294)	1	(1)	(294)
Purchases	14,281	—	—	14,281
Realizations/maturities	(10,174)	7	5	(10,162)
Credit to statement of income (note 13)	—	—	4	4
Amortization of (premiums) net of discounts	—	(24)	—	(24)

At December 31, 2004	16,243	17	(10)	16,250

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

26. EQUITY SHARES

	December 31, 2004
	Book amount	Gross unrealized gains	Gross unrealized losses	Market value
	(Euro in millions)
Held as financial fixed assets
Listed on a recognized stock exchange	5	15	(1)	19
Unquoted	106	9	(3)	112

	111	24	(4)	131

Held for trading purposes
Listed on a recognized stock exchange	78	—	—	78
Unquoted	6	—	—	6

	84	—	—	84

	195	24	(4)	215

	December 31, 2003
	Book amount	Gross unrealized gains	Gross unrealized losses	Market value
	(Euro in millions)
Held as financial fixed assets
Listed on a recognized stock exchange	6	11	(1)	16
Unquoted	110	5	(1)	114

	116	16	(2)	130

Held for trading purposes
Listed on a recognized stock exchange	64	—	—	64

	180	16	(2)	194

Market value is market price for quoted securities and directors’ estimate for unquoted securities.

	Cost	Amounts written off	Book amount
	(Euro in millions)
Analysis of movements in equity securities held as financial fixed assets
At January 1, 2004	158	(42)	116
Charge against statement of income (note 13)	—	(3)	(3)
Currency translation adjustments	2	—	2
Purchases	6	—	6
Disposals	(15)	5	(10)

At December 31, 2004	151	(40)	111

The cost of equity shares held for trading purposes amounted to €82 million (2003: €65 million).

27. INTERESTS IN ASSOCIATED UNDERTAKINGS

	Years ended December 31,
	2004	2003
	(Euro in millions)
Share of net assets
At January 1	1,361	31
Currency translation adjustments	(100)	(219)
Transfer from subsidiary undertaking	—	59
Purchases	7	1,473
Profit retained	50	9
Actuarial (loss)/gain	(1)	8

At December 31	1,317	1,361

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

The Group’s interests in associated undertakings are shown after accumulated provisions for write-downs of nil (2003: €3 million).

Included in the Group’s share of net assets of associates is goodwill as follows:

	Years ended December 31,
	2004	2003
	(Euro in millions)
Goodwill
Cost at January 1	1,019	—
Additions during year(1)	8	1,181
Currency translation adjustments	(71)	(162)

At December 31	956	1,019

Accumulated amortization at January 1	38	—
Charge against statement of income	52	42
Currency translation adjustments	(4)	(4)

At December 31	86	38

Net book value

At December 31	870	981

(1)	€5 million of the goodwill arising during 2004 relates to the finalization of the M&T fair value adjustments reflecting an adjustment to other liabilities, in respect of the dilutive imact of the M&T employee stock options outstanding on AIB’s interest in M&T. The remainder relates to acquisitions during the year.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

The summary consolidated income statement of M&T Bank Corporation for the twelve months ended December 31, 2004 and nine months ended December 31, 2003 and summary balance sheet as at December 31, 2004 and 2003 under Irish GAAP are as follows:

9 Months ended December 31, 2003	12 Months ended December 31, 2004		12 Months ended December 31, 2004	9 Months ended December 31, 2003
(US$ in millions)			(Euro in millions)
		Summary of consolidated statement of income
1,177	1,613	Net interest income	1,293	1,020
639	922	Other income	739	553

1,816	2,535	Total operating income	2,032	1,573
1,118	1,357	Total operating expenses	1,088	968

698	1,178	Group operating income before provisions	944	605
98	95	Provisions	76	85

600	1,083	Group income before taxation	868	520
199	338	Taxation	271	172

401	745	Group income after taxation	597	348

December 31, 2003	December 31, 2004		December 31, 2004	December 31, 2003
(US$ in millions)			(Euro in millions)
		Summary of consolidated balance sheet
37,618	39,508	Loans etc	29,005	29,785
7,255	8,516	Investment securities	6,252	5,744
399	367	Fixed assets	270	316
1,641	1,635	Other assets	1,200	1,299

46,913	50,026	Total assets	36,727	37,144

33,188	35,493	Deposits etc	26,058	26,277
10,178	11,221	Other borrowings	8,238	8,058
1,537	781	Other liabilities	573	1,217
2,010	2,531	Stockholders’ funds	1,858	1,592

46,913	50,026	Total liabilities and stockholders’ funds	36,727	37,144

The contribution of the enlarged M&T for the twelve months ended December 31, 2004 and the nine months ended December 31, 2003 is as follows:

9 Months ended December 31, 2003	12 Months ended December 31, 2004		12 Months ended December 31, 2004	9 Months ended December 31, 2003
(US$ in millions)			(Euro in millions)
		Contribution of M&T
157	243	Share of operating income	195	136
(23)	—	Share of restructuring and integration costs	—	(20)
(48)	(64)	Amortization of goodwill	(52)	(42)

86	179	Contribution to Group income before taxation	143	74
(44)	(76)	Taxation	(60)	(38)

42	103	Contribution to Group income after taxation	83	36

With the exception of M&T, the Group’s interests in associated undertakings are non-credit institutions, are unlisted and are held by subsidiary undertakings.

In accordance with the European Communities (Credit Institutions: Accounts) Regulations, 1992, Allied Irish Banks, p.l.c. will annex a full listing of associated undertakings to its annual return to the companies registration office.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

28. INTANGIBLE FIXED ASSETS

	Years ended December 31,
	2004	2003
	(Euro in millions)
Goodwill:
Cost at January 1	545	553
Currency translation adjustments	(3)	(8)

At December 31	542	545

Accumulated amortization at January 1	125	96
Charge for the year (note 12)	31	31
Impairment loss (note 12)	8	—
Currency translation adjustments	(2)	(2)

At December 31	162	125

Net book value:
At December 31	380	420

Intangible fixed assets comprise purchased goodwill arising on acquisition of subsidiary and associated undertakings. Prior to January 1, 1998 goodwill arising on acquisition of subsidiary and associated undertakings was taken directly to profit and loss account reserves.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

29. PROPERTY AND EQUIPMENT

	Property			Equipment	Total
	Freehold	Long leasehold	Leasehold under 50 years
	(Euro in millions)
Cost:
At January 1, 2004	506	77	102	805	1,490
Disposals of Group undertakings	—	—	—	(7)	(7)
Additions	16	3	13	80	112
Disposals	(16)	—	(3)	(174)	(193)
Currency translation adjustments	21	—	(1)	34	54

At December 31, 2004	527	80	111	738	1,456

Accumulated depreciation:
At January 1, 2004	85	10	66	537	698
Disposals of Group undertakings	—	—	—	(6)	(6)
Depreciation charge for the year	14	3	6	102	125
Impairment	9	—	—	—	9
Disposals	(10)	—	(3)	(169)	(182)
Reclassification	—	—	3	(3)	—
Currency translation adjustments	8	—	—	19	27

At December 31, 2004	106	13	72	480	671

Net book value:
At December 31, 2004	421	67	39	258	785

At December 31, 2003	421	67	36	268	792

The net book value of property occupied by the Group for its own activities was €516 million (2003: €513 million).

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

30. DEFERRED TAXATION

The tax effects of temporary timing differences that give rise to significant elements of the deferred tax assets and deferred tax liabilities at December 31, 2004 and 2003 are presented below.

	December 31,
	2004	2003
	(Euro in millions)
Deferred tax assets:
Allowance for loan losses	(99)	(87)
Amortized income	(28)	(23)
Debt securities	(11)	(2)
Timing differences on provisions for future
Commitments in relation to the funding of
Icarom plc (under Administration)	(9)	(9)
Other	(51)	(53)

Total gross deferred tax assets	(198)	(174)

Deferred tax liabilities:
Assets leased to customers	46	64
Assets used in the business	7	5
Debt securities	22	22
Other	48	51

Total gross deferred tax liabilities	123	142

Net deferred tax assets	(75)	(32)

For the year ended December 31, 2004 and 2003 full provision has been made for capital allowances and other timing differences except as described below.

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

	Years ended December 31,
	2004	2003
	(Euro in millions)
Analysis of movements in deferred taxation:
At January 1	(32)	282
Disposal of subsidiary undertaking	—	(280)
Currency translation and other adjustments	(28)	25
Taxation credit against statement of income Ordinary activities	(15)	(59)

At December 31	(75)	(32)

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

31. LONG-TERM ASSURANCE BUSINESS

Methodology

The value of the stockholder’s interest in the long-term assurance business (“the embedded value”) is comprised of the net tangible assets of Ark Life Assurance Company Limited (“Ark Life”), including any surplus retained in the long-term business funds, which could be transferred to stockholders, and the present value of the in-force business. The value of the in-force business is calculated by projecting future surpluses and other net cash flows attributable to the stockholders arising from business written by the balance sheet date and discounting the result at a risk discount rate.

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

Included within operating income are the following items:

New business contribution: this represents the value from new business written during the year after taking into account the cost of acquisition but before the allowance for the cost distribution.

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

Distribution costs: this represents commission payable from Ark Life to AIB Group for the distribution of its products.

Included within other items are:

Change in value of future unit linked fees: this represents the unsmoothed impact of the discounted value of future unit linked fees at the end of the year as a result of investment returns being different from those assumed at the start of the year.

Changes in operating assumptions: this represents the effect of changes in demographic factors such as mortality and morbidity, and assumptions in respect of lapses and expense levels.

Changes in economic assumptions: this represents the effect of changes in the economic assumptions referred to below.

Exceptional items: this includes any other items which by virtue of their size or incidence, are considered not to form part of the ongoing operating income.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	Years ended December 31,
	2004	2003	2002
	(Euro in millions)
Income from Ark Life’s long-term assurance business is set out below:
New business contribution	39	39	60
Contribution from existing business
– expected return	27	24	25
– experience variances	(2)	(1)	2
Investment returns	4	4	2
Distribution costs	(13)	(15)	(20)

Operating income	55	51	69
Other items:
Change in value of future unit linked fees	—	3	(32)
Changes in economic assumptions	12	—	17
Changes in operating assumptions	4	—	—
Exceptional items	1	6	3

Income from long-term assurance business before tax	72	60	57
Attributable tax	9	8	9

Income from long-term assurance business after tax	63	52	48

Assumptions

The economic assumptions have been revised at the balance sheet date and allowances has been made for the cost of maintaining the solvency margin. The operating assumptions have been adjusted to more accurately reflect current experience. The principal economic assumptions used are as follows:

	Years ended December 31,
	2004	2003	2002
	%	%	%
Risk adjusted discount rate	7.5	10.0	10.0
Weighted average investment return	5.875	7.625	7.625
Future expense inflation	4.0	3.5	3.5
Corporation tax rate	12.5	12.5	16.0

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

Balance sheet

The assets and liabilities of Ark Life representing the value of the assurance business together with the policyholders’ funds are:

	December 31,
	2004	2003
	(Euro in millions)
Investments:
Cash and short-term placings with banks	1,466	1,546
Debt securities	425	239
Equity shares	1,521	1,179
Property	51	45

	3,463	3,009
Value of investment in business	198	167
Other assets – net	126	98

	3,787	3,274
Long-term assurance liabilities to policyholders	(3,320)	(2,869)

Long-term assurance business attributable to stockholders	467	405

Represented by:
Shares at cost	19	19
Reserves	435	376
Profit and loss account reserves	13	10

	467	405

Presentation in the Group balance sheet

Under UITF 37, holdings of shares in Allied Irish Banks, p.l.c., (by the parent or subsidiary companies), for any reason, are deducted in arriving at ordinary stockholders’ equity. At December 31, 2004, shares in AIB with a value of €74 million (2003: €59 million; 2002: €52 million) were held within the long-term business funds to meet the liabilities to policyholders.

Long-term assurance assets attributable to policyholders are presented in the Group balance sheet net of the carrying value of the shares in AIB held within the fund. Group ordinary stockholders’ equity have been reduced by a similar amount.

Modified statutory solvency basis

Ark Life’s income before tax on a modified statutory solvency basis was €36 million (2003: €44 million) and its income after tax was €32 million (2003: €39 million). Ark Life’s total assets on a modified statutory solvency basis were €3,658 million at December 31, 2004 (December 31, 2003: €3,181 million), and its stockholders’ funds at December 31, 2004 were €268 million (December 31, 2003: €237 million). The following table provides a reconciliation of embedded value to the modified statutory solvency basis.

	Years ended December 31,
	2004	2003
	(Euro in millions)
Reconciliation of embedded value to modified statutory solvency basis
Long-term assurance business attributable to stockholders embedded value basis	467	405
Value of in-force business	(296)	(267)
Other differences:
Deferred acquisitions costs	97	99

Stockholders’ funds of life operations - modified statutory solvency basis	268	237

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

32. DEPOSITS BY BANKS

	December 31,
	2004	2003
	(Euro in millions)
Securities sold under agreements to repurchase	8,523	6,093
Other borrowings from banks	11,905	12,001

	20,428	18,094

Of which:
Domestic offices	18,450	16,040
Foreign offices	1,978	2,054

	20,428	18,094

With agreed maturity dates or periods of notice, by remaining maturity:
Over 5 years	555	348
5 years or less but over 1 year	50	91
1 year or less but over 3 months	6,456	2,509
3 months or less but not repayable on demand	13,014	14,838

	20,075	17,786
Repayable on demand	353	308

	20,428	18,094

€920 million of the deposits by credit institutions comprise the bank’s obligations to the Central Bank and Financial Services Authority of Ireland (“CBFSAI”) under the terms of the Mortgage Backed Promissory Note (“MBPN”) programme. These obligations have been secured by way of a first floating charge to the CBFSAI over all its right, title, interest and benefit, in €1,192 million of loans and advances to customers. Otherwise than with the prior written consent of the CBFSAI, the bank has pledged under the terms of the floating charge to maintain the assets so charged free from any encumbrance and otherwise than in the ordinary course of business not to sell, transfer, lend or otherwise dispose of any part of the charged assets.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

33. CUSTOMER ACCOUNTS

	December 31,
	2004	2003
	(Euro in millions)
Current accounts	17,099	14,657
Demand deposits	7,321	6,788
Time deposits	22,676	19,539

	47,096	40,984

Securities sold under agreements to repurchase	77	—
Other short-term borrowings	4,224	3,628

	4,301	3,628

	51,397	44,612

Of which:
Non-interest bearing current accounts
Domestic offices	6,522	5,712
Foreign offices	1,920	1,714
Interest bearing deposits, current accounts and short-term borrowings
Domestic offices	26,676	23,548
Foreign offices	16,279	13,638

	51,397	44,612

Analyzed by remaining maturity:
Over 5 years	276	339
5 years or less but over 1 year	3,407	2,355
1 year or less but over 3 months	2,423	1,980
3 months or less but not repayable on demand	20,846	20,505

	26,952	25,179
Repayable on demand	24,445	19,433

	51,397	44,612

Amounts include:
Due to associated undertakings	23	17

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

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

34. DEBT SECURITIES IN ISSUE

	December 31,
	2004	2003
	(Euro in millions)
Bonds and medium term notes:
European medium term note programme	3,250	1,255
Other medium term notes	288	168

	3,538	1,423

Other debt securities in issue:
Commercial paper	1,187	261
Commercial certificates of deposit	7,080	1,805

	8,267	2,066

	11,805	3,489

Maturity analysis
Bonds and medium term notes, by remaining maturity:
5 years or less but over 1 year	3,423	1,423
1 year or less but over 3 months	115	—

	3,538	1,423

Other debt securities in issue, by remaining maturity:
5 years or less but over 1 year	676	—
1 year or less but over 3 months	2,016	456
3 months or less	5,575	1,610

	8,267	2,066

	11,805	3,489

35. OTHER LIABILITIES

	December 31,
	2004	2003
	(Euro in millions)
Notes in circulation (note 2)	450	420
Current taxation	137	166
Dividend (note 19)	333	296
Provisions for future commitments in relation to the funding of Icarom(1)	72	79
Short positions in securities(2)	332	149
Other	2,576	2,031

	3,900	3,141

(1)	The provision represents the present value of the cost of the future commitments arising under the 1992 agreement in relation to the funding of Icarom (See Accounting Policies – note (n), Non-credit risk provisions on page 101). A discount rate of 6.35% was applied in the year ended December 31, 1993, in discounting the cost of the future commitments arising under this agreement. As at December 31, 2004 the undiscounted amount was €89.4 million (2003: €100.6 million). Of the €89.4 million, €11.1 million is due within 1 year and €44.7 million is payable between 1 and 5 years, with the remaining €33.6 million payable thereafter. The unwinding of the discount on the provision amounted to €4.7 million (2003: €5.1 million).

(2)	Short positions in debt securities and equity securities at December 31, 2004 were €313 million and €19 million, respectively (2003: €147 million and €2 million, respectively).

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

36. PROVISIONS FOR LIABILITIES AND CHARGES

	Contingent liabilities and commitments	Other	Total
	(Euro in millions)
At January 1, 2003	18	42	60
Currency translation adjustments	(1)	(3)	(4)
Charge against statement of income	9	81	90
Provisions utilized	(10)	(15)	(25)
Disposal of subsidiary undertaking	(5)	(5)	(10)

At January 1, 2004	11	100	111
Currency translation adjustments	1	1	2
Charge against statement of income	20	9	29
Provisions utilized	—	(35)	(35)
Transfer from provisions for bad and doubtful debts	15	—	15

At December 31, 2004	47	75	122

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

37. SUBORDINATED LIABILITIES

	December 31,
	2004		2003
	(Euro in millions)
Allied Irish Banks, p.l.c.
Undated capital notes	345		357
Dated capital notes	1,923		1,276

	2,268		1,633
Reserve capital instruments	497		497

	2,765		2,130

Undated capital notes
US$100 million Floating Rate Notes, Undated	73		79
US$100 million Floating Rate Primary Capital Perpetual Notes, Undated	73		79
€200 million Fixed Rate Perpetual Subordinated Notes	199		199

	345		357

Dated capital notes
Allied Irish Banks, p.l.c.
European Medium Term Note Programme:
€32.2 million 6.7% Fixed Rate Notes due August 2009	—		32	(1)
US$250 million Floating Rate Notes due January 2010	184	(2)	198
€250 million Floating Rate Notes due January 2010	250	(3)	250
€100 million Floating Rate Notes due August 2010	100		100
€200 million Floating Rate Notes due June 2013	200		200
US$400 million Floating Rate Notes due July 2015	293		—
€400 million Floating Rate Notes due March 2015	400		—
Stg£350 million Fixed Rate Notes due November 2030	496		496

	1,923		1,276

The dated loan capital outstanding is repayable as follows:
In one year or less	434		—
Between 1 and 2 years	—		—
Between 2 and 5 years	—		—
In 5 years or more	1,489		1,276

	1,923		1,276

(1)	The €32.2 million Fixed Rate Notes were redeemed on August 20, 2004.

(2)	The US$ 250 million Floating Rate Notes were redeemed on January 24, 2005.

(3)	The €250 million Floating Rate Notes were redeemed on January 25, 2005.

The loan capital of the Bank is unsecured and is subordinated in right of payment to the ordinary creditors, including depositors, of the Bank.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

Undated loan capital

The US$ Undated Floating Rate Loan capital notes have no final maturity but may be redeemed at par at the option of the Bank, with the prior approval of the Irish Financial Services Regulatory Authority (“IFSRA”). Interest is payable semi-annually on the US$ 100m Undated Floating Rate Notes and quarterly on the US$ 100m Floating Rate Primary Capital Perpetual Notes. The €200 million Fixed Rate Perpetual Subordinated Notes, with interest payable annually, have no final maturity but may be redeemed at the option of the Bank, with the prior approval of the IFSRA, on each coupon payment date on or after August 3, 2009.

Dated loan capital

The European Medium Term Note Programme is subordinated in right of payment to the ordinary creditors, including depositors, of the Bank. The €100 million Floating Rate Notes, with interest payable quarterly, may be redeemed, in whole but not in part, on the interest payment date falling in August 2005. The €200 million Floating Rate Notes, with interest payable quarterly, may be redeemed, in whole but not in part, on the June 12, 2008 and on each interest payment date thereafter. In July 2004, US$ 400 million Floating Rate Notes due in July 2015 were issued. The US$ 400 million Floating Rate Notes, with interest payable quarterly, may be redeemed, in whole but not in part, on any interest payment date falling in or after July 2010. In December 2004, €400 million Floating Rate Notes due in March 2015 were issued. The €400 million Floating Rate Notes, with interest payable quarterly, may be redeemed, in whole but not in part, on any interest payment date falling in or after March 2010. The Stg £350 million Fixed Rate Notes, with interest payable annually in arrears on November 26 in each year, may be redeemed, in whole but not in part, on the November 26, 2025 and on each interest payment date thereafter. In all cases, redemption prior to maturity is subject to the necessary prior approval of the IFSRA. There is no exchange exposure as the proceeds of these notes are retained in their respective currencies.

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

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

The maturity profile of the dated capital notes outstanding at December 31, 2004 is as follows:

Maturity during the year ended December 31,	(Euro in millions)
2005	434
2006	—
2007	—
2008	—
2009	—

434
Thereafter	1,489

1,923

38. EQUITY AND NON-EQUITY MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES

	December 31,
	2004	2003
	(Euro in millions)
Equity interest in subsidiaries	220	158
Non-equity interest in subsidiaries	992	—

	1,212	158

Non-equity interest in subsidiaries

In December 2004, Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities (“Preferred Securities”) in the amount of €1,000,000,000 were issued through a Limited Partnership. The Preferred Securities were issued at par and have the benefit of a subordinated guarantee of Allied Irish Banks, p.l.c. (“AIB”). The Preferred Securities have no fixed final redemption date and the holders have no rights to call for the redemption of the Preferred Securities.

The Preferred Securities are redeemable in whole but not in part at the option of the general partner and with the agreement of the IFSRA (i) upon the occurrence of certain events, or (ii) on or after December 17, 2014, subject to the provisions of the Limited Partnership Act, 1907.

Distributions on the Preferred Securities are non-cumulative. The distributions will be payable at a rate of 4.781% per annum up to December 17, 2014 and thereafter at the rate of 1.10% per annum above 3 month EURIBOR, reset quarterly. The discretion of the Board of Directors of AIB to resolve that a distribution should not be paid is unfettered.

In the event of the dissolution of the Limited Partnership, holders of Preferred Securities will be entitled to receive a liquidation preference in an a mount equal to the distributions that those holders would have received in a dissolution of AIB at that time, if they had held, instead of the Preferred Securities, non-cumulative preference shares issued directly by AIB, having the same liquidation preference as the Preferred Securities, and ranking junior to all liabilities of AIB including subordinated liabilities.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

39. SHARE CAPITAL

	December 31,
	2004	2003
	(Euro in millions except share amounts)
Ordinary shares of €0.32 each
Number of shares authorized (millions)	1,160.0	1,160.0

Number of shares issued (millions)	918.4	907.6

Issued and fully paid	294	290

Non-cumulative preference shares of €1.27 each
Number of shares authorized (millions)	200.0	200.0

Number of shares issued (millions)	—	—

Non-cumulative preference shares of US$25 each
Number of shares authorized (millions)	20.0	20.0

Number of shares issued (millions)	0.25	0.25

Issued and fully paid	5	5

Non-cumulative preference shares of Stg£1 each
Number of shares authorized (millions)	200.0	200.0

Number of shares issued (millions)	—	—

Non-cumulative preference shares of Yen 175 each
Number of shares authorized (millions)	200.0	200.0

Number of shares issued (millions)	—	—

During the year ended December 31, 2004, the number of ordinary shares in issue was increased from 907,621,316 to 918,435,570, through the allotment of 10,814,254 shares under the Company’s dividend reinvestment plan, as follows:

(a)	6,443,950 shares were allotted to shareholders, at €12.20 per share, in respect of the final dividend for the year ended December 31, 2003; and

(b)	4,370,304 shares were allotted to shareholders, at €12.77 per share, in respect of the interim dividend for the year ended December 31, 2004.

These allotments were made in lieu of dividends amounting to €134.4 million.

During the year ended December 31, 2003 the number of ordinary shares was increased from 897,446,519 to 907,621,316 as follows:

(i)	under the dividend reinvestment plan, 5,693,140 shares were allotted to shareholders, at €11.80 per share, in respect of the final dividend for the year ended December 31, 2002, and 3,299,657 shares were allotted to shareholders, at €12.27 per share, in respect of the interim dividend for the year ended December 31, 2003. These allotments were made in lieu of dividends amounting to €107.7 million;

(ii)	by the issue of 946,000 shares to participants in the Company’s share option plan at prices of €4.19, €5.80, €6.25, €7.61, €10.02 and €11.90 per share; the consideration received for these shares was €5.5 million;

(iii)	by the issue of 236,000 shares to holders of Dauphin Deposit Corporation Inc. (“Dauphin”, subsequently renamed “Allfirst Financial Inc.”) stock options, which were converted, on the acquisition of Dauphin, into options to purchase AIB American Depositary Shares. The consideration received for these shares was €1.7 million.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

Non-cumulative preference shares of US$ 25 each

In 1998, 250,000 non-cumulative preference shares of US$ 25 each were issued at a price of US$ 995.16 per share raising US$ 248.8 million before expenses. The holders of the non-cumulative preference shares are entitled to a non-cumulative preferential dividend, payable quarterly in arrears, at a floating rate equal to 3 month dollar LIBOR plus 0.875% on the liquidation preference amount of US$ 1,000 per share. The preference shares are redeemable at the option of the Bank, and with the agreement of the Irish Financial Services Regulatory Authority, on or after July 15, 2008 (i) in whole or in part or (ii) prior to that date in certain circumstances in whole, but not in part. In each case, the preference shares will be redeemed at a price equal to US$ 1,000 per share (consisting of a redemption price of US$ 995.16 plus a special dividend of US$ 4.84 per share), plus accrued dividends.

40. TREASURY SHARES

At the 2004 Annual General Meeting, shareholders granted authority for the Company, or any subsidiary, to make market purchases of up to 90 million ordinary shares of the Company, subject to the terms and conditions set out in the relevant resolution. During the year ended December 31, 2004, some 6,644,367 ordinary shares previously purchased under a similar authority, and held as Treasury shares, were re-issued as follows:

	Year ended December 31, 2004	Year ended December 31, 2003
Treasury shares held, January 1	55,534,156	—
Shares purchased	—	60,798,412
Shares re-issued under:
AIB Share Option Plans	4,338,350	3,092,500
Allfirst Financial Inc. Stock Option Plan	29,600	46,000
AIB Approved Employee Profit Sharing Plans	2,276,417	2,125,756

Treasury shares held, December 31	48,889,789	55,534,156

In addition, 5.6 million ordinary shares were purchased by a subsidiary undertaking in 1997 at a cost of €42 million, on which the related dividend entitlements have been waived.

Employee Share Plans

These plans are detailed in Item 6 - Directors, Senior Management and employees – “Share Ownership” on page 50 of this Report.

Allfirst Financial Inc. stock option plan

Under the terms of the Agreement and Plan of Merger between the Company, First Maryland Bancorp (subsequently renamed “Allfirst”) and Dauphin Deposit Corporation (“Dauphin”, subsequently renamed “Allfirst”), approved by shareholders at the 1997 Annual General Meeting, options to purchase Dauphin shares which were outstanding immediately prior to the merger were converted, at the holders’ elections, into either cash or options to purchase a similar number of AIB American Depositary Shares (“converted options”). On April 1, 2003, the merger of Allfirst Financial Inc. (“Allfirst”) with M&T Bank Corporation (“M&T”) was completed, pursuant to the Agreement and Plan of Reorganisation dated September 26, 2002 by and among the Company, Allfirst and M&T. Under the terms of that Agreement, converted options outstanding immediately prior to that merger (over some 321,598 ordinary shares) remained in force.

The consideration received for the shares issued during 2004 to participants in the Allfirst Financial Stock Option Plan was €0.2 million.

At December 31, 2004, converted options were outstanding over 106,998 ordinary shares.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

41. OWN SHARES

The Group sponsors Sharesave schemes for eligible employees in the UK, the Isle of Man and Channel Islands. The trustees of the schemes have borrowed funds from Group companies, interest free, to enable them to purchase Allied Irish Banks, p.l.c. ordinary shares in the open market. These shares are used to satisfy commitments arising under the schemes. The trustees receive dividends on the shares which are used to meet the expenses. The cost of providing these shares is charged to the profit and loss account on a systematic basis over the period that the employees are expected to benefit. At December 31, 2004, 1.0 million shares (2003: 0.3 million) were held by the trustees with a book value of €10.5 million (2003: €3.0 million) and a market value of €15.2 million (2003: €4.4 million).

In 2001, the AIB Group Employee Share Trust was established to satisfy commitments arising under the AIB Group Long-Term Incentive Plan (LTIP). Funds are provided to the trustees to enable them to purchase Allied Irish Bank, p.l.c. ordinary shares in the open market. The cost of meeting the commitments under the LTIP are charged to the profit and loss account over the period that the employees are expected to benefit. The trustees have waived their entitlement to dividends. At December 31, 2004, 0.2m shares (2003: 0.2m) were held by the trustees with a book value of €1.3 million (2003: € 2.1 million) and a market value of €3.1 million (2003: €2.5 million).

Prior to its disposal to M&T Bank Corporation (note 1) Allfirst Financial, Inc. sponsored the Allfirst Stock Option Plans, for the benefit of key employees of Allfirst. At December 31, 2002 Allfirst had lent US$ 178 million to a trust to enable it to purchase AIB ordinary shares in the form of American Depositary Shares in the open market. The shares purchased are used to satisfy options which have been granted to Allfirst employees. Proceeds of option exercises are used to repay the loan to the trust. Under the terms of the trust, the trustees receive dividends on the shares which are used to meet the expenses of the trust. A similar scheme operated for certain eligible employees of our US operations. At December 31, 2004, 1.4 million ordinary shares were held by the trust with a cost of €13.3 million and a market value of €20.1 million.

Certain subsidiary companies hold shares in AIB for customer facilitation and in the normal course of business. At December 31, 2004, 4.8 million shares (2003: 4.7 million) with a book and market value of €73.7 million (2003: €59.5 million) were held by subsidiary companies.

At December 31, 2004, the accounting treatment of own shares gave rise to a deduction against Stockholders’ Equity – Profit and Loss account in the amount of €99 million (2003: €80 million).

The accounting treatment is not intended to affect the legal characterisation of the transaction or to change the situation at law achieved by the parties to it. Thus, the inclusion of the shares as a deduction against shareholders’ funds on the Group balance sheet does not imply that they have been purchased by the company as a matter of law.

42. CASH FLOW STATEMENT

	Years ended December 31,
	2004	2003	2002
	(Euro in millions)
(a) Returns on investments and servicing of finance
Interest paid on subordinated liabilities	(105)	(84)	(126)
Dividends paid on non-equity shares	(4)	(5)	(8)
Dividends paid to non-equity minority interests in subsidiaries	(2)	(4)	(4)

Net cash outflow from returns on investments and servicing of finance	(111)	(93)	(138)

	Years ended December 31,
	2004	2003	2002
	(Euro in millions)
(b) Taxation
Tax paid, Republic of Ireland	(122)	(128)	(85)
Foreign tax paid	(195)	(145)	(195)

Net cash outflow from taxation	(317)	(273)	(280)

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	Years ended December 31,
	2004	2003	2002
	(Euro in millions)
(c) Capital expenditure and financial investment
Net (increase)/decrease in debt securities	(4,044)	(1,070)	1,506
Net decrease in equity shares	6	21	10
Additions to property and equipment	(112)	(118)	(179)
Disposals of property and equipment	20	118	42

Net cash (outflow)/inflow from capital expenditure	(4,130)	(1,049)	1,379

	Years ended December 31,
	2004	2003	2002
	(Euro in millions)
(d) Acquisitions and disposals
Acquisition of Group undertakings	—	—	(1)
Investments in associated undertakings	(7)	—	(5)
Disposals of investments in subsidiary undertakings	15	(1,049)	1
Disposals of investments in associated undertakings	1	—	—

Net cash inflow/(outflow) from acquisitions and disposals	9	(1,049)	(5)

	Years ended December 31,
	2004	2003	2002
	(Euro in millions)
(e) Financing
Issue of ordinary share capital	53	36	27
Share buyback	—	(812)	—
Redemption of subordinated liabilities	(32)	—	(247)
Issue of subordinated liabilities	733	603	100
Redemption of preference shares	—	—	(9)
Issue of preferred securities	990	—	—

Net cash inflow/(outflow) from financing	1,744	(173)	(129)

(f) Analysis of changes in cash

AIB Group defines cash for the purposes of the cash flow statements as cash in hand and deposits repayable on demand with any bank or other financial institution.

	Years ended December 31,
	2004	2003	2002
	(Euro in millions)
At beginning of year	1,042	2,731	2,652
Net cash inflow/(outflow) before the effect of currency translation adjustments	60	(1,351)	362
Effect of currency translation adjustments	31	(338)	(283)

At end of year	1,133	1,042	2,731

	Years ended December 31,
	2004	2003	2002
	(Euro in millions)
(g) Analysis of cash
Cash and balances at central banks	887	838	1,176
Loans and advances to banks (repayable on demand)	246	204	1,555

	1,133	1,042	2,731

The Group is required to maintain balances with the Central Bank and Financial Services Authority of Ireland which amounted to €446 million (2003: €863 million). The Group is also required by law to maintain reserve balances with the Bank of England and with the National Bank of Poland. Such reserve balances amounted to €621 million (2003: €151 million).

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	Share capital(1) Years ended December 31,
	2004	2003	2002
	(Euro in millions)
(h) Analysis of changes in financing(2)
At beginning of year	2,180	2,211	2,217
Effect of currency translation adjustments	(14)	(40)	(45)
Cash inflow from financing	—	7	27
Other movements	4	3	13
Amortization of issue costs	(1)	(1)	(1)

At end of year	2,169	2,180	2,211

(1)	Includes share capital and share premium.

(2)	Excludes an amount of €53 million received for Treasury shares reissued (2003: a share buyback of €783 million net of shares reissued of €29 million; 2002: Nil).

AIB believes that future normal cashflows from operating and financing activities, primarily deposit-taking, will be more than adequate to satisfy short-term and long-term future cash requirements, including estimated future capital expenditure requirements.

	Subordinated liabilities Years ended December 31,
	2004	2003	2002
	(Euro in millions)
At beginning of year	2,130	2,172	2,516
Effect of currency translation adjustments	(67)	(87)	(199)
Cash inflow/(outflow) from financing	701	603	(147)
Disposal of subsidiary	—	(547)	—
Other movements	—	(12)	—
Amortization of issue costs	1	1	2

At end of year	2,765	2,130	2,172

	Non -equity minority interests Years ended December 31,
	2004	2003	2002
	(Euro in millions)
At beginning of year	—	93	121
Effect of currency translation adjustments	—	(3)	(19)
Cash inflow/(outflow) from financing	990	—	(9)
Other movements	2	—	—
Disposal of subsidiary	—	(90)	—

At end of year	992	—	93

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

43. MEMORANDUM ITEMS: CONTINGENT LIABILITIES AND COMMITMENTS

In the normal course of business the Group is a party to financial instruments with off-balance sheet risk to meet the financing needs of customers.

These instruments involve, to varying degrees, elements of credit risk which are not reflected in the consolidated balance sheet. Credit risk is defined as the possibility of sustaining a loss because the other party to a financial instrument fails to perform in accordance with the terms of the contract.

The Group’s maximum exposure to credit loss under contingent liabilities and commitments to extend credit, in the event of non-performance by the other party where all counterclaims, collateral or security prove valueless, is represented by the contractual amounts of those instruments.

The risk weighted amount is obtained by applying credit conversion factors and counterparty risk weightings in accordance with the IFSRA guidelines implementing the EC Own Funds and Solvency Ratio Directives.

The Group uses the same credit control and risk management policies in undertaking off-balance sheet commitments as it does for on balance sheet lending.

The following tables give, for the Group and Allied Irish Banks, p.l.c., the nominal or contract amounts and the risk weighted credit equivalent of contingent liabilities and commitments.

	December 31, 2004		December 31, 2003
	Contract amount	Risk weighted amount	Contract amount	Risk weighted amount
	(Euro in millions)
Contingent liabilities
Acceptances and endorsements	14	14	12	12
Guarantees and assets pledged as collateral security:
Guarantees and irrevocable letters of credit	5,394	5,287	4,157	4,053
Other contingent liabilities	830	420	722	368

	6,238	5,721	4,891	4,433

Commitments
Documentary credits and short-term trade-related transactions	267	103	126	31
Forward asset purchases and forward deposits placed	88	18	—	—
Undrawn note issuance and revolving underwriting facilities	108	54	76	29
Undrawn formal standby facilities, credit lines and other commitments to lend:
1 year and over	9,999	4,944	8,023	3,967
Less than 1 year(1)	5,665	—	5,707	—
	16,127	5,119	13,932	4,027

	22,365	10,840	18,823	8,460

(1)	Undrawn loan commitments which are unconditionally cancellable at any time or which have a maturity of less than one year have a risk weighting of zero.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	December 31, 2004		December 31, 2003
	Contingent liabilities	Commitments	Contingent liabilities	Commitments
	(Euro in millions)
Concentration of exposure
Republic of Ireland	2,580	7,945	1,685	7,552
United States of America	2,614	1,820	2,549	1,173
United Kingdom	1,004	4,970	632	4,393
Poland	40	1,392	25	814

	6,238	16,127	4,891	13,932

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

Class action and purported stockholder derivative action

On March 5, 2002 and on April 24, 2002, two separate class action lawsuits under the Securities Exchange Act, 1934 of the United States were filed in the United States District Court for the Southern District of New York against AIB, Allfirst and certain serving and past officers and directors of Allfirst and its subsidiaries, seeking compensatory damages, legal fees and other costs and expenses relating to alleged misrepresentations in filings of AIB and Allfirst. On May 3, 2002, a motion to consolidate both cases and to appoint a lead plaintiff was filed with the court. On December 7, 2004 the court granted this motion. In accordance with the direction of the court the Plaintiffs filed an amended and consolidated complaint on February 7, 2005. Certain of the defendants (including AIB and Allfirst) filed a motion to dismiss the consolidated amended complaint on April 8, 2005 and that motion is pending before the court. AIB intends to rigorously defend the action. It is not practicable to predict the outcome of the action against AIB and Allfirst and any financial impact on AIB, but on the basis of current information, the Directors do not believe that the action is likely to have a materially adverse effect on AIB.

On May 13, 2002, a purported shareholder derivative action was filed in the Circuit Court for Baltimore City, Maryland. A holder of AIB American Depositary Shares purports to sue certain present and former directors and officers of Allfirst Bank on behalf of AIB, alleging those persons are liable for the foreign exchange trading losses. No relief is sought in the purported derivative action against AIB, Allfirst or Allfirst Bank. On December 30, 2002, the Court dismissed the action. On January 10, 2003, the plaintiffs filed a motion seeking to have the Court amend or revise the judgement, or to be granted leave to file an amended complaint. This was dismissed on March 3, 2003. The plaintiffs filed a second such motion on March 17, 2003. The court dismissed this on April 4, 2003. The plaintiff then appealed to the Court of Special Appeals for the State of Maryland. On June 20, 2003 the plaintiffs’ petition to by-pass the Maryland Court of Special Appeals and appeal directly to the Maryland Court of Appeals was denied by the Court of Appeals. On December 3, 2004, the Court of Special Appeals affirmed the dismissal of the action. On January 21, 2005, the plaintiff petitioned to the Maryland Court of Appeals to hear an appeal from the Court of Special Appeals’ affirmation of the dismissal of the action. On April 8, 2005, the Court of Appeals agreed to hear that appeal in its September 2005 term.

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

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

44. DERIVATIVES

The Group’s objectives, policies and strategies in managing the risks that arise in connection with the use of financial instruments, including derivative financial instruments, are set out in the Financial review.

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

The following tables present the notional principal amount and the gross replacement cost of interest rate, exchange rate and equity contracts at December 31, 2004 and 2003.

	December 31, 2004		December 31, 2003
	Notional amount	Gross replacement cost	Notional amount	Gross replacement cost
	(Euro in millions)
Interest rate contracts(1)
Trading	109,372	765	72,736	736
Non-trading	31,695	294	27,045	294

	141,067	1,059	99,781	1,030

Exchange rate contracts(1)
Trading	15,870	599	14,753	464
Non-trading	—	—	812	37

	15,870	599	15,565	501

Equity contracts(1)
Trading	3,575	112	2,445	73
Non-trading	—	—	—	—

	3,575	112	2,445	73

(1)	Interest rate, exchange rate and equity contracts are entered into for both hedging and trading purposes.

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

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

The following table analyzes the notional amount and gross replacement cost of interest rate, exchange rate and equity contracts by maturity.

	Residual maturity
	< 1 year	1 < 5 years	5 years +	Total
	(Euro in millions)
2004
Notional amount	100,303	46,330	13,879	160,512
Gross replacement cost	758	655	357	1,770
2003
Notional amount	64,991	41,287	11,513	117,791
Gross replacement cost	694	655	255	1,604

Of the gross replacement cost €1,528 million (2003: €1,416 million) related to financial institutions and €242 million (2003: €188 million) related to non-financial institutions.

AIB Group has the following concentration of exposures in respect of notional amount and gross replacement cost of all interest rate, exchange rate and equity contracts. The concentrations are based primarily on the location of the office recording the transaction.

	December 31, 2004		December 31, 2003
	Notional amount	Gross replacement cost	Notional amount	Gross replacement cost
	(Euro in millions)
Republic of Ireland	121,896	1,316	86,861	1,164
Unites States of America	3,268	43	3,400	66
United Kingdom	26,798	219	23,394	365
Poland	8,550	192	4,136	9

	160,512	1,770	117,791	1,604

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

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

Nature and terms of trading instruments

The following table presents the notional amounts and fair values of the classes of derivative trading instruments at December 31, 2004 and 2003.

	Notional amounts(1)		Fair values
			At December 31,		Average
	2004	2003	2004	2003	2004	2003
	(Euro in millions)
Interest rate contracts:
Interest rate swaps	73,150	58,742			(56)	113
In a receivable position			750	733
In a payable position			(597)	(627)
Interest rate caps, floors and options	3,524	2,650			—	—
Held			6	9
Written			(6)	(9)
Forward rate agreements	14,595	6,920			(1)	(1)
In a favorable position			13	3
In an unfavorable position			(12)	(5)
Financial futures	18,103	4,424			—	—
In a favorable position			1	—
In an unfavorable position			(3)	(2)
Other interest rate derivatives		—	—	—	—	—
Foreign exchange contracts:
Currency options	1,946	1,246	2	4	5	2
Forward FX contracts	13,909	13,507	17	52	46	57
Other FX derivatives	15	—	—	—	—	—
Equity derivatives	3,575	2,445	70	38	—	—

(1)	The notional amounts shown for the contracts represent the underlying amounts that the instruments are based upon and do not represent the amounts exchanged by the parties to the instruments. In addition, these amounts do not measure the Group’s exposure to credit or market risks.

Details of debt securities held for trading purposes are outlined in note 25 to the financial statements.

The Group’s credit exposure at December 31, 2004 and 2003 from derivatives held for trading purposes is represented by the fair value of instruments with a positive fair value. The risk that counterparties to derivative contracts might default on their obligations is monitored on an ongoing basis and the level of credit risk is minimised by dealing with counterparties of good credit standing. All trading instruments are subject to market risk. As the traded instruments are recognised at market value, these changes directly affect reported income for the period. Exposure to market risk is managed in accordance with risk limits approved by the Board through buying or selling instruments or entering into offsetting positions.

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

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

Net trading income

The following table summarizes the Group’s dealing profits by category of instrument.

	Years ended December 31,
	2004	2003	2002
	(Euro in millions)
Foreign currency contracts	67	92	78
Profits less losses from securities held for trading purposes	54	23	7
Interest rate contracts	(30)	16	(11)
Equity index contracts	5	4	—

	96	135	74
Exceptional foreign exchange dealing losses	—	—	(18)

Total(1)	96	135	56

(1)	Included as the caption of dealing profits in the Consolidated Statement of Income.

Risk management activities

In addition to meeting customer needs, the Group’s principal objective in holding or issuing derivatives for purposes other than trading is the management of interest rate and foreign exchange rate risks. The operations of the Group are exposed to interest rate risk arising from the fact that assets and liabilities mature or reprice at different times or in differing amounts. Derivatives are used to modify the repricing or maturity characteristics of assets and liabilities in a cost-efficient manner. This flexibility helps the Group to achieve liquidity and risk management objectives. Similarly, foreign exchange and equity derivatives can be used to hedge the Group’s exposure to foreign exchange and equity risk, as required.

Derivative prices fluctuate in value as the underlying interest rate, foreign exchange rate, or equity prices change. If the derivatives are purchased or sold as hedges of balance sheet items, the appreciation or depreciation of the derivatives, will generally be offset by the unrealised depreciation or appreciation of the hedged items. This means that separate disclosure of market risk on derivatives used for hedging purposes is not meaningful.

To achieve its risk management objective, the Group uses a combination of derivative financial instruments, particularly interest rate swaps, futures and options, as well as other contracts. The tables on the following pages present the notional and fair value amounts, weighted average maturity and weighted average receive and pay rates for instruments held for risk management purposes entered into by the Group at December 31, 2004 and 2003.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

			Weighted average maturity in		Weighted average rate
	Notional amount		years		Receive		Pay		Estimated fair value
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
	(Euro in millions)				%	%	%	%	(Euro in millions)
Interest rate swaps:
Receive fixed
1 year or less	16,640	13,276	0.31	0.43	2.84	2.72			100	54
1 - 5 years	1,210	3,255	2.84	2.66	4.53	4.49			60	112
5 years or more	2,304	1,984	9.38	10.90	3.46	5.82			107	108

	20,154	18,515	1.50	1.95	3.01	3.36	2.11	2.15	267	274

Pay fixed
1 year or less	1,339	2,156	0.55	0.46			3.95	3.77	(20)	(41)
1 - 5 years	3,234	3,603	2.94	2.55			4.47	4.19	(132)	(169)
5 years or more	1,640	1,547	9.51	9.88			4.14	5.03	(124)	(102)

	6,213	7,306	4.16	3.49	2.13	2.46	4.27	4.24	(276)	(312)

Pay/receive floating
1 year or less	500	—	0.42	—	4.26	—			—	—
1 - 5 years	1,610	10	2.73	2.75	2.14	3.68			3	—
5 years or more	600	15	10.10	7.33	2.18	4.43			—	—

	2,710	25	3.94	5.50	2.54	4.13	2.49	4.21	3	—

Forward rate agreements:
Loans
1 year or less	1,931	—	0.61	—	2.52		—		1	—

	1,931	—	0.61	—	2.52		—		1	—

Deposits
1 year or less	665	—	0.99	—	—		3.38	—	(2)	—

	665	—	0.99	—	—		3.38	—	(2)

Financial futures:
1 year or less	—	944	—	0.58	—	3.00	—	2.83	—	—
1 - 5 years	—	83	—	1.72	—	—	—	3.44	—	—

	—	1,027	—	0.67	—	2.76	—	2.88	—	—

Other interest rate derivatives:
1 year or less	22	68	0.75	0.20	2.17	3.30	6.75	2.80	(5)	(3)
1 - 5 years	—	79	—	3.14	—	5.42	—	6.94	—	(3)
5 years or more	—	25	—	6.17	—	3.37	—	—	—	2

	22	172	0.75	2.42	2.17	4.28	6.75	4.34	(5)	(4)

The carrying value of the interest rate derivative financial instruments held for risk management purposes was €48 million (2003: €2 million).

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

Reconciliation of movements in notional amounts of interest rate instruments held for risk management purposes

	Interest rate swaps	FRA Deposits	FRA Loans
	(Euro in millions)
At December 31, 2002	26,187	950	239
Additions	34,894	—	—
Maturities/amortizations	(29,826)	(910)	(192)
Cancellations	(4,050)	—	—
Transfer to trading derivatives	(395)	—	(43)
Exchange adjustments	(964)	(40)	(4)

At December 31, 2003	25,846	—	—
Additions	61,454	2,671	9,557
Maturities/amortizations	(52,099)	(2,006)	(7,626)
Cancellations	—	—	—
Transfer to trading derivatives	(6,102)	—	—
Exchange adjustments	(22)	—	—

At December 31, 2004	29,077	665	1,931

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

Non-trading derivative deferred balances

Set out hereunder are deferred balances relating to settled transactions. These balances will be released to the statement of income in the same periods as the income and expense flows from the underlying transactions. At December 31, 2004 the Group had deferred income of €4 million (2003: €8 million) and deferred expense of €9 million (2003: €20 million) relating to non-trading derivatives. €1 million (2003: €3 million) of deferred income and €3 million (2003: €10 million) of deferred expense is expected to be released to the statement of income in 2005, under IR GAAP. During the year ended December 31, 2004, net deferred expense in relation to previous years of €7 million was released to the statement of income.

	2005	2006	2007	2008	2009	After 2009	Total
	(Euro in thousands)
Interest rate swaps
Deferred income	765	696	582	424	353	1,293	4,113
Deferred expense	(116)	(116)	(116)	(116)	(110)	—	(574)
Forward rate agreements
Deferred income	—	—	—	—	—	—	—
Deferred expense	(734)	—	—	—	—	—	(734)
Interest rate options
Deferred income	9	1	—	—	—	—	10
Deferred expense	—	—	—	—	—	—	—
Financial futures
Deferred income	—	—	—	—	—	—	—
Deferred expense	(2,413)	(2,448)	(1,492)	(1,076)	(92)	(395)	(7,916)

	(2,489)	(1,867)	(1,026)	(768)	151	898	(5,101)

The above deferred balances have related unrealized gains or losses on transactions which are on balance sheet. The matching of the income and expense flows from the related transactions will be effected through the deferral process. At December 31, 2004 the Group had net deferred income of €2 million (2003: deferred expense €3 million) relating to debt securities held for hedging purposes. Deferred income of €2 million (2003: deferred expense €4 million) relating to these debt securities is expected to be released to the statement of income in 2005, under IR GAAP. During the year ended December 31, 2004, deferred income in relation to previous years of €7 million was released to the statement of income.

Unrecognized gains and losses on derivatives hedges

Gains and losses on instruments used for hedging are recognized in line with the underlying items which are being hedged. The unrecognized net loss on instruments used for hedging as at December 31, 2004 was €60 million (2003: €44 million).

The net loss expected to be recognized in 2005 is €4 million (2003: net gain €12 million) and thereafter a net loss of €56 million (2003: net loss of €56 million) is expected, under IR GAAP.

The net gain recognized in 2004 in respect of previous years was €4 million (2003: €16 million) and the net loss arising in 2004 which was not recognized in 2004 was €11 million (2003: €5 million).

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements – (Continued)

45. COMMITMENTS

Capital expenditure

Estimated outstanding commitments for capital expenditure not provided for in the accounts amounted to €99 million (2003: €73 million). Capital expenditure authorized, but not yet contracted for, amounted to €214 million (2003: €51 million).

Operating lease rentals

The Group occupies various properties under lease arrangements, virtually all of which are operating leases. Rental expense in respect of property and equipment held under non-cancelable operating leases is outlined in note 11(a) to the financial statements.

At December 31, 2004 the Group had annual commitments under non-cancelable operating leases as set out below.

	1 year or less	After 1 year through 2 years	After 2 years through 3 years	After 3 years through 4 years	After 4 years through 5 years	After 5 years	Total
	(Euro in millions)
Property	—	1	2	3	1	31	38

	—	1	2	3	1	31	38

The operating lease rentals in respect of property are subject to rent reviews.

Obligations under finance leases

At December 31, 2004 and 2003 the Group had total commitments under finance leases amounting to €1 million and €1 million respectively.

46. REPORT ON DIRECTORS’ REMUNERATION AND INTERESTS

Information relating to Directors’ remuneration and interests is included in Item 6 of this Report.

47. CURRENCY INFORMATION

	Assets		Liabilities
	2004	2003	2004	2003
	(Euro in millions)		(Euro in millions)
Euro	56,826	46,770	56,946	46,534
Other	45,414	34,190	45,294	34,426

	102,240	80,960	102,240	80,960

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements – (Continued)

48. REPORTING CURRENCY AND EXCHANGE RATES

The currency used in these accounts is the euro which is denoted by “EUR” or the symbol €. The euro was introduced on January 1, 1999. Ireland joined the European Single Currency at the fixed translation rate of EUR 1=IR £0.787564. Each euro is made up of one hundred cent, denoted by the symbol “c” in these accounts.

The exchange rates used in the preparation of the Consolidated Financial Statements for the years ended December 31, 2004, 2003 and 2002 were as follows:

	December 31,
	2004	2003	2002
€/US$
Closing	1.3621	1.2630	1.0487
Average	1.2474	1.1346	0.9458
€/STG£
Closing	0.7051	0.7048	0.6505
Average	0.6813	0.6901	0.6282
€/PLN
Closing	4.0845	4.7019	4.0210
Average	4.5314	4.4157	3.8473

49. CAPITAL ADEQUACY INFORMATION

	December 31,
	2004	2003
	(Euro in millions)
Risk weighted assets
Banking book:
On balance sheet	61,718	48,831
Off-balance sheet	10,960	8,602

	72,678	57,433

Trading book:
Market risks	5,149	4,566
Counterparty and settlement risks	712	616

	5,861	5,182

Total risk weighted assets	78,539	62,615

Capital
Tier 1	6,220	4,430
Tier 2	2,659	2,439

	8,879	6,869
Supervisory deductions	469	389

Total Capital	8,410	6,480

50. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IRISH AND UNITED STATES ACCOUNTING PRINCIPLES

The following is a description of the significant differences between Irish generally accepted accounting principles (Irish GAAP) and those applicable in the United States of America (US GAAP).

IR GAAP

Debt securities and equity securities

Debt and equity securities held for investment purposes are stated in the balance sheet at amortized cost less provision for any impairment in value. Securities held for hedging purposes are included in the balance sheet at a valuation, the basis of which is consistent with that being applied to the underlying transaction. The purpose of these securities transactions is to minimize the risk associated with the AIB investment portfolio. These are classified as financial fixed assets.

US GAAP

The Group has applied SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities”. Debt securities held to maturity are recorded at amortized cost. Because AIB periodically sells and buys long-term debt securities in response to identified market conditions, including fluctuations in interest rates, debt securities classified as financial fixed assets in the Group balance sheet are classified as “available-for-sale”.

Debt securities held for hedging purposes

Profits and losses on disposal of debt securities held as financial fixed assets to hedge the Group’s sensitivity to movements in market interest rates are deferred and amortized to the profit and loss account over the lives of the underlying transactions.

Profits and losses on disposal of debt securities are recognized immediately in the profit and loss account.

Internal derivative trades

Where underlying Group subsidiaries and business units undertake internal derivative trades with the Group central treasury to transfer risk from the banking book to the trading book, the Group central treasury is allowed to aggregate and/or offset trades with similar characteristics for the purposes of establishing an effective hedge position against the underlying risk.

Where positions established with external counterparties offset the net risk, hedge accounting is to be applied to internal derivative trades. The accounting policy for derivatives under IR GAAP is described more fully on pages 102 and 103.

Contemporaneous offset with external counterparties is required if hedge accounting is to be applied to internal derivative trades. As a consequence, trades not satisfying this requirement have been accounted for at fair value with gains or losses being recognized in the consolidated net income statement.

FAS 133 - Derivatives and hedging activities

The Group uses derivatives for both trading and hedging purposes. The accounting treatment for these derivative instruments is dependent on whether they are entered into for trading or hedging purposes.

Trading instruments are recognized in the accounts at fair value with the adjustment arising included in other assets and other liabilities, as appropriate, in the consolidated balance sheet. Gains and losses arising from trading activities are included in dealing profits in the profit and loss account using the mark to market method of accounting.

Derivative transactions entered into for hedging purposes are recognized in the accounts in accordance with the accounting treatment of the underlying transactions being hedged. Gains and losses arising from hedging activities are amortized to net interest income over the lives of the underlying transactions.

All derivatives are recognized as either assets or liabilities in the statement of financial position and measured at fair value. The recognition of the changes in the fair value of a derivative depends upon its intended use. Derivatives that do not qualify for hedging treatment must be adjusted to fair value through earnings. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign currency denominated forecasted transaction. The accounting for changes in the fair value of a derivative depends on the intended use of the derivatives and the resulting designations. Derivative trades entered into by the Group are adjusted to fair value through earnings.

IR GAAP Revaluation of property Property may be carried at either original cost or subsequent valuation less related depreciation, calculated where applicable on the revalued amount.	US GAAP Revaluations are not permitted to be reflected in the financial statements.

Deferred taxation Deferred taxation is recognized in full in respect of timing differences that have originated but not reversed at the balance sheet date.

The liability method is also used but deferred tax assets and liabilities are calculated for all temporary differences. A valuation allowance is raised against a deferred tax asset where it is more likely than not that some portion of the deferred tax asset will not be realized.

Goodwill

Goodwill arising on acquisition of subsidiary and associated undertakings prior to December 31, 1997 has been written off to reserves in the year of acquisition and is written back in the year of disposal. Goodwill arising after January 1, 1998 is capitalized and written off over its useful life, up to a maximum of 20 years.

Goodwill arising on acquisitions prior to December 31, 2001 was capitalized and written off over its useful life, up to a maximum of 20 years. With effect from January 1, 2002, due to the introduction of FAS 142 “Goodwill and Other Intangible Assets”, goodwill is not amortized but retained at its value and reviewed for impairment.

Core deposit intangibles

The component of goodwill arising on acquisition of bank subsidiary undertakings which relates to retail depositors is termed core deposit intangibles. Core deposit intangibles arising prior to December 31, 1997 have been written off to reserves in the year of acquisition, as a component of goodwill. Core deposit intangibles arising after January 1, 1998, are subsumed within capitalized goodwill and amortized over its useful life up to a maximum of 20 years.

Capitalized core deposit intangibles are amortized through income over the estimated average life of the retail depositor relationship. In AIB’s case a period of 10 years has been used.

Long-term assurance policies

The shareholders’ interest in the long-term assurance business represents a valuation of the investment in policies in force together with the net tangible assets of the business.

Holdings of shares in Allied Irish Banks, p.l.c., previously recorded within long-term assurance assets/liabilities attributable to policyholders, are now deducted in arriving at shareholders’ funds.

Premiums are recognized as revenue when due from policyholders. The costs of claims are recognized when insured events occur. For traditional business, the present value of estimated future policy benefits is accrued when premium revenue is recognized. Acquisition costs are capitalized and charged to expense in proportion to premium revenue recognized. For unit-linked business, acquisition costs are amortized over the life of the contracts at a constant rate based on the present value of estimated gross profits. Initial income in respect of future services is not earned in the period assessed but recognized as income over the same amortization period and using the same amortization schedule as for acquisition costs.

Holdings of shares in Allied Irish Banks, p.l.c., are netted off against ordinary stockholders equity.

Dividends payable on ordinary shares AIB records proposed dividends on ordinary shares, which are declared after period end, in the period to which they relate.	Dividends are recorded in the period in which they are declared.

Dividends on non-equity shares AIB records dividends on non-equity shares in the profit and loss account on an accruals basis.	Dividends are recorded as a charge against ordinary stockholders’ equity in the period in which they are declared.

IR GAAP Acceptances The Group presents acceptances as a contingent liability in a footnote to the financial statements.	US GAAP Acceptances outstanding are presented as a liability, with an equal amount presented as an asset, “customers” acceptance liability.

Retirement benefits

The expected return on pension assets, net of the interest cost on pension liabilities, is credited to other finance income while the service cost is charged to other administrative expenses. Actuarial gains and losses are recognized through the statement of total recognized gains and losses. Scheme assets are valued at fair value and scheme liabilities are measured using the projected unit method. The net scheme assets and liabilities, reduced by deferred tax amounts are shown on the face of the balance sheet.

Certain assumptions primarily in relation to the recognition of actuarial gains and losses and amortization methods are used that are different when compared with IR GAAP.

Internal use computer software Certain specific costs incurred in respect of software for internal use can be capitalized and amortized. All other costs are expensed.

The same treatment applies, however there are additional specific costs that are capitalized which would be expensed under IR GAAP. These costs are being depreciated on a straight line basis over five years.

Special purpose vehicles/variable interest entities

Special purpose vehicles are consolidated as quasi-subsidiaries where risks and rewards from operations are similar to those which would be obtained for subsidiaries. In addition, linked presentation is adopted where assets have been securitized and the Group’s exposure is limited to the net amount recognized as an asset in the balance sheet (see note 24).

Variable interest entities (“VIEs”) are consolidated by their primary beneficiary. A company is deemed to be a primary beneficiary where it is subject to a majority of the risk of loss from the VIE’s activities or entitled to receive a majority of the VIE’s residuals returns or both.

Accounting for investment in M&T Bank

The Group’s share of the assets and liabilities of M&T as at April 1, 2003 have been recorded at fair value in accordance with the accounting policies of the Group. In addition, the Group’s share of the profits of M&T reflects the IR GAAP accounting rules applied by the Group.

Certain accounting policies used in relation to both the investment in M&T and the Group’s share of profits of M&T are different when compared to IR GAAP.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

Consolidated net income

	Year ended December 31,
	2004		2003	2002 Restated
	(Euro in millions except per share amounts)
Net income (Group profit attributable to the stockholders of AIB) as in the consolidated statement of income		1,068	656	1,016
Adjustments in respect of:
Depreciation of freehold and long leasehold property		2	2	2
Long-term assurance policies		(58)	(13)	(27)
Goodwill		26	30	4
Premium on core deposit intangibles		—	(1)	(5)
Retirement benefits		(29)	7	(5)
Dividends on non-equity shares		7	5	8
Securities held for hedging purposes		5	1	(3)
Internal use computer software		2	(1)	1
Derivatives FAS 133 adjustment		113	11	(82)
Gain recognized on the disposal of businesses		—	832	—
Share of income of associated undertakings		39	33	—
Deferred tax effect of the above adjustments		1	(60)	17

Net income in accordance with US GAAP		1,176	1,502	926

Net income applicable to ordinary stockholders of AIB in accordance with US GAAP		€1,169	1,497	918

Equivalent to	US$	1,592

Income per American Depositary Share (ADS*) in accordance with US GAAP		€2.74	3.48	2.11

Equivalent to	US$	3.74

Diluted income per American Depositary Share (ADS*) in accordance with US GAAP		€2.73	3.46	2.09

Equivalent to	US$	3.72

Year end exchange rate €/US$		1.3621

*	An American Depositary Share represents two ordinary shares of €0.32 each.

Comprehensive income

	Year ended December 31,
	2004	2003	2002 Restated
	(Euro in millions)
Net income in accordance with US GAAP	1,176	1,502	926
Net movement in unrealized holding gains on investment securities arising during the period	68	(41)	84
Currency translation adjustments	(88)	(501)	(480)

Comprehensive income	1,156	960	530

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

Consolidated ordinary stockholders’ equity

	December 31,
	2004		2003	2002 Restated
	(Euro in millions except per share amounts)
Ordinary stockholders’ equity as in the consolidated balance sheet		5,399	4,921	4,180
Revaluation of property		(165)	(168)	(201)
Depreciation of freehold and long leasehold property		(27)	(27)	(27)
Goodwill		275	223	925
Core deposit intangibles		—	—	12
Dividends payable on ordinary shares		333	296	284
Dividends on non-equity shares		3	1	1
Long-term assurance policies		(334)	(276)	(263)
Unrealized gains not yet recognized on:
Available-for-sale debt securities		252	180	244
Available-for-sale equity securities		20	14	15
Securities held for hedging purposes		2	(3)	(4)
Derivatives FAS 133 adjustment		46	(16)	(79)
Retirement benefits		1,087	899	1,012
Internal use computer software		19	18	18
Other recognized gains in associated undertakings		4	2	—
Share of income of associated undertakings		64	33	—
Deferred tax effect of the above adjustments		(181)	(146)	(206)

Ordinary stockholders’ equity in accordance with US GAAP		€6,797	5,951	5,911

Equivalent to	US$	9,258

Ordinary stockholders’ equity per ADS in accordance with US GAAP		€15.96	13.85	13.61

Equivalent to	US$	21.74

Ordinary stockholders’ equity per ADS in accordance with Irish GAAP		€12.67	11.45	9.62

Equivalent to	US$	17.26

Statement of changes in ordinary stockholders’ equity

	December 31,
	2004	2003	2002 Restated
	(Euro in millions)
Opening balance	5,951	5,911	5,664
Net income for year	1,176	1,502	926
Dividends on equity shares	(474)	(440)	(396)
Dividends on non-equity shares	(7)	(5)	(8)
Ordinary shares bought back	—	(812)	—
Issue of shares	185	188	115
Unrealized gains/(losses) on debt securities and equity shares held as available-for-sale	68	(42)	84
Goodwill written back	—	217	—
Currency translation adjustments	(88)	(501)	(480)
Other movements	(14)	(67)	6

Closing balance	6,797	5,951	5,911

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

Consolidated total assets

	December 31,
	2004		2003	2002 Restated
	(Euro in millions)
Total assets as in the consolidated balance sheet		102,240	80,960	85,821
Revaluation of property		(165)	(168)	(201)
Depreciation of freehold and long leasehold property		(27)	(27)	(27)
Goodwill		275	223	925
Core deposit intangibles		—	—	12
Available-for-sale debt securities		252	180	244
Available-for-sale equity securities		20	14	15
Derivatives FAS 133 adjustment		46	(16)	(79)
Retirement benefits		1,087	899	1,012
Internal use computer software		19	18	18
Special purpose vehicles/variable interest entities		—	519	1,057
Long-term assurance policies		(334)	(276)	(263)
Long-term assurance assets attributable to policyholders		(3,246)	(2,810)	(2,174)
Investment in associated undertaking		74	38	—
Acceptances		12	11	72

Total assets in accordance with US GAAP		€100,253	79,565	86,432

Equivalent to	US$	136,555

Consolidated total liabilities and ordinary stockholders’ equity

	December 31,
	2004		2003	2002 Restated
	(Euro in millions)
Total liabilities and ordinary stockholders’ equity as in the consolidated balance sheet		102,240	80,960	85,821
Ordinary stockholders’ equity		1,398	1,030	1,731
Dividends payable on ordinary shares		(333)	(296)	(284)
Dividends on non-equity shares		(3)	(1)	(1)
Acceptances		12	11	72
Securities held for hedging purposes		(2)	3	4
Debt securities in issue re special purpose vehicles/variable interest entities		—	519	1,057
Deferred taxation		187	149	206
Own shares		74	59	52
Long-term assurance liabilities to policyholders		(3,320)	(2,869)	(2,226)

Total liabilities and ordinary stockholders’ equity in accordance with US GAAP		€100,253	79,565	86,432

Equivalent to	US$	136,555

Debt securities

In preparing its US GAAP information, the Group has applied SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities”.

Under US GAAP, debt securities held to maturity are recorded at amortized cost. Because AIB periodically sells and buys long-term debt securities in response to identified market conditions, including fluctuations in interest rates, debt securities classified as financial fixed assets in the Group balance sheet in the amount of €16,250 million at December 31, 2004 would be classified for US GAAP purposes as “available-for-sale”. At December 31, 2004, the market value of such securities was €16,502 million. The excess of market value over amortized cost of the debt securities of €252 million gave rise to an after tax reconciling item of €220 million positive in the consolidated ordinary stockholders’ equity for US GAAP purposes.

Under US GAAP, at December 31, 2003 debt securities in the amount of €12,445 million would be classified as “available-for-sale”. At December 31, 2003, the market value of such securities was €12,625 million. The excess of market value over amortized cost of the debt securities of €180 million gave rise to an after tax reconciling item of €158 million positive in the consolidated ordinary stockholders’ equity for US GAAP purposes.

Under US GAAP, at December 31, 2002, debt securities in the amount of €13,446 million would be classified as “available-for-sale”. At December 31, 2002 the market value of such securities was €13,690 million. The excess of market value over amortized cost of the debt securities of €244 million, gave rise to an after tax reconciling item of €199 million positive in the consolidated ordinary stockholders’ equity for US GAAP purposes.

The following table sets forth the amortized cost and market value of the available-for-sale investment portfolio owned by the Group at December 31, 2004 and 2003.

	Available-for-sale investment portfolio
	December 31, 2004		December 31, 2003
	Amortized cost	Market value(1)	Amortized cost	Market value(1)
	(Euro in millions)
Irish Government	641	672	815	835
Other European Government	5,412	5,507	4,208	4,295
Non European Government Securities	1,048	1,048	367	368
Collateralized mortgage obligations(2)	1,016	1,028	618	625
Other asset backed securities	798	824	432	440
Other securities	7,335	7,423	6,005	6,062

Total	16,250	16,502	12,445	12,625

(1)	Under US GAAP debt securities classified as available-for-sale are marked to market.

(2)	At December 31, 2004, €692 million of CMO’s, were issues of the Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association or the Government National Mortgage Association (2003: €580 million).

The following table shows the maturity distribution of the available-for-sale investment portfolio of the Group at December 31, 2004 based upon amortized cost.

	Maturity distribution of available-for-sale investment portfolio December 31, 2004
	Maturing
	In one year or less	After one year through 5 years	After five years through 10 years	After 10 years	Total
	(Euro in millions)
Irish Government	163	92	224	162	641
Other European Government	1,284	3,080	1,009	39	5,412
Non European Government Securities	101	576	199	172	1,048
Collateralized mortgage obligations(1)	27	202	460	327	1,016
Other asset backed securities	96	516	107	79	798
Other securities	1,368	3,985	1,863	119	7,335

Total	3,039	8,451	3,862	898	16,250

(1)	The maturity distribution is based upon long-term cash flow estimates for each security type and coupon rate.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

The following table shows the book value, as reported under Irish GAAP, of AIB Group’s total debt securities portfolio at December 31, 2004, 2003 and 2002.

	December 31,
	2004	2003	2002
	(Euro in millions)
Irish Government	790	1,032	966
Other European Government	6,364	4,458	4,419
Non European Government Securities	1,150	367	433
US Treasury and US Government agencies	77	—	1,863
Mortgage - backed obligations of federal agencies	—	—	7
Collateralized mortgage obligations(1)	1,019	704	2,500
US State & Municipal bonds	—	—	108
Other asset backed securities	826	460	494
Other securities(2)	13,850	11,106	7,414

Total	24,076	18,127	18,204

(1)	At December 31, 2004, €696 million of CMO’s were issues of the Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association or the Government National Mortgage Association (2003: €665 million; 2002: €722 million).

(2)	Other securities included certificates of deposit issued by financial institutions totalling €585 million at December 31, 2004 (2003: €589 million; 2002: €169 million), and quoted securities comprising Eurobonds issued by banks and large corporations totalling €10,745 million at December 31, 2004 (2003: €7,734 million; 2002: €6,388 million).

The market value of AIB Group’s Irish Government securities at December 31, 2004 was €821 million (2003: €1,052 million; 2002: €995 million).

The following table categorizes AIB Group’s available-for-sale investment portfolio (excluding €7,826 million of trading securities) by maturity and weighted average yield at December 31, 2004.

	December 31, 2004
	Within 1 year		After 1 but within 5 years		After 5 but within 10 years		After 10 years
	Euro	Yield %	Euro	Yield %	Euro	Yield %	Euro	Yield %
	(Euro in millions)
Irish Government	163	3.2	92	5.1	224	4.6	162	4.4
Other European Government	1,284	4.3	3,080	4.2	1,009	4.5	39	3.5
Non European Government Securities	101	4.5	576	4.3	199	4.8	172	0.2
Collateralized mortgage obligations	27	2.5	202	3.6	460	4.2	327	2.1
Other asset backed securities	96	3.0	516	9.9	107	11.1	79	5.1
Other securities	1,368	4.2	3,985	3.8	1,863	3.6	119	2.9

Total book value	3,039	4.1	8,451	4.4	3,862	4.2	898	2.6

Total market value	3,048		8,556		3,987		911

The weighted average yield for each range of maturities is calculated by dividing the annual interest prevailing at the balance sheet date by the book value of securities held at that date.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

Investment securities sales

In the available-for-sale portfolio, proceeds from sales of debt securities during the years ended December 31, 2004, 2003 and 2002 amounted to €10 billion, €8 billion and €8 billion, respectively. Gross realized gains and losses arising on the sale of these debt securities were as follows:

	Years ended December 31,
	2004	2003	2002
	(Euro in millions)
Gross realized gains	23	40	112
Gross realized losses	(8)	(3)	(6)

	15	37	106

There were no investment securities classified as held-to-maturity during the years ended December 31, 2004, 2003 and 2002. The cost of securities sold by the Group is determined using both the portfolio method of average cost and the specific identification method.

Equity securities

In preparing its US GAAP information, the Group has applied SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities”.

Under US GAAP, at December 31, 2004 equity securities classified as financial fixed assets in the Group balance sheet in the amount of €111 million would be classified as “available-for-sale” and would be marked to market under SFAS 115. At December 31, 2004 the market value of these securities was €131 million. The excess of book amount of these securities over market value was €20 million giving rise to an after tax reconciling item of €18 million positive in the consolidated ordinary stockholders’ equity for US GAAP purposes. Gross unrealized gains were €24 million and gross unrealized losses were €4 million at December 31, 2004.

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

Equity securities sales

In the “available-for-sale” portfolio, proceeds from sales of equity securities during the years ended December 31, 2004, 2003 and 2002 amounted to €10 million, €47 million and €118 million, respectively. Gross realized gains and losses arising on the sale of these equity securities were as follows:

	Years ended December 31,
	2004	2003	2002
	(Euro in millions)
Gross realized gains	2	13	13
Gross realized losses	—	(10)	(2)

	2	3	11

Special purpose vehicles/variable interest entities

The Group has a significant variable interest in four collateralized debt obligations (“CDOs”) set up since 2001, three of which invest in European sub investment grade leveraged finance assets and one in US High Yield Bonds. The cumulative size of these CDOs at December 31, 2004 is €1,484 million. The Group’s investment and maximum exposure totals €47 million. There is no recourse to the Group by third parties in relation to these CDOs. The Group was deemed not to be the primary beneficiary of any VIE at December 31, 2004.

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

The components of total pension expense for the main AIB pension plan which arise under SFAS No. 87 are estimated to be as follows:

	Years ended December 31,
	2004	2003	2002
	(Euro in millions)
Service cost	86	74	69
Interest cost	145	137	129
Actual return on plan assets	(260)	(242)	572
Other components	129	145	(780)

	100	114	(10)

An expected rate of return of 6.9% on plan assets was used in determining the net periodic pension cost for the year ended December 31, 2004 (2003: 7.6% and 2002: 8.0%).

Actuarial assumptions used in determining the projected benefit obligation at December 31, 2004 included a discount rate of 5.25% (2003: 5.25% and 2002: 5.6%), and an increase in future compensation expense of 4% (2003 and 2002: 4.0%).

The following is a reconciliation of the beginning and ending balances of the benefit obligation, the fair value of the plan assets and an analysis of the funded status of the plans for the years ended December 31, 2004, 2003 and 2002.

	December 31,
	2004	2003	2002
	(Euro in millions)
Change in benefit obligation
Benefit obligation at beginning of year	2,709	2,448	2,227
Service cost	86	74	69
Interest cost	145	137	129
Actuarial gain	355	150	112
Currency translation adjustments	(3)	(38)	(31)
Benefits paid	(75)	(62)	(58)

Benefit obligation at end of year	3,217	2,709	2,448

Change in plan assets
Fair value of plan assets at beginning of year	2,130	1,937	2,555
Employers contributions	134	39	39
Actual return on plan assets	260	242	(572)
Currency translation adjustments	(2)	(27)	(26)
Benefits paid	(75)	(61)	(59)

Fair value of plan assets at end of year	2,447	2,130	1,937

	December 31,
	2004	2003	2002
	(Euro in millions)
Funded status	(770)	(579)	(511)
Unrecognized transition obligation	54	61	69
Unrecognized net loss	1,095	907	869
Unrecognized prior service credit	(62)	(70)	(77)

Prepaid pension cost	317	319	350

The unrecognized prior service credit arose during the nine months ended December 31, 1992 mainly as a result of changes in the terms of the plans, following the restructure of the main Irish and UK plans during 1991.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

Plan assets

During 2004, the long term asset allocation policy for the assets of the AIB Group Irish Pension Scheme (“the Irish Scheme”), which represents the bulk of defined pension assets and liabilities of the Group, was revised. The policy is as follows:

	December 31,
	2004	2003
Equities	65%	70%
Bonds	18%	17%
Property	14%	9%
Alternative funds	3%	4%

The investment manager has discretion to vary the asset allocation policy on a tactical basis. In general, the asset allocation of the smaller defined benefit pension schemes operated by the Group will not differ significantly from that set out above. Further detail on the actual asset allocation and the long term rate of return expected is detailed in Note 14 – Retirement benefits.

Plan objectives

The Trustees’ long-term investment objectives are to:

•	Limit the risk of the assets failing to meet the liability of the Schemes over the long-term, and

•	Maximize returns consistent with an acceptable level of risk so as to control the long-term costs of the Defined Benefit Schemes.

The Trustees consider that the investment policy is consistent with meeting their overall long-term investment objectives. In pursuit of these long-term objectives, the Trustees establish an overall benchmark for the allocation of the Defined Benefit Schemes’ assets between asset categories. In addition each permitted asset class has its own benchmarks, such as the stock market or property valuation indices and desired levels of performance where relevant. As the main defined benefit scheme (the Irish scheme) is a closed scheme, the asset allocation will be reviewed at least triennially, or more frequently if circumstances require it. The process involves an extensive asset and liability review.

Benefits expected to be paid over each of the next five years and in aggregate for the five years thereafter are:

	2005	2006	2007	2008	2009	2010-2015
	(Euro in millions)
AIB Group Irish Pension Scheme	65	70	75	80	86	527
AIB Group UK Pension Scheme	13	13	14	15	16	87

For the year ended December 31, 2005 AIB Group expects to contribute €65 million for the AIB Group Irish Pension Scheme and €20 million for the AIB Group UK Pension Scheme.

Included in the pension assets of the AIB Group Irish Pension Scheme at December 31, 2004 was an amount of €65 million in relation to investments in the ordinary share capital of Allied Irish Banks, p.l.c. (€55 million at December 31, 2003).

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

The Group has applied SFAS No. 106 and SFAS No. 132 in preparing its US GAAP information.

The following table shows the components of the net periodic post-retirement benefit cost for the years ended December 31, 2004, 2003 and 2002.

	Years ended December 31,
	2004	2003	2002
	(Euro in millions)
Service cost	1	1	2
Interest cost	1	1	4
Amortization of unrecognized transition obligation	—	—	1
Amortization of prior service cost	—	—	(1)
Recognized net actuarial loss	—	—	1

	2	2	7

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

	December 31,
	2004	2003	2002
	(Euro in millions)
Change in benefit obligation
Benefit obligation at beginning of year	16	61	65
Service cost	1	1	2
Interest cost	1	1	4
Amendments(1)	—	(42)	—
Actuarial loss	6	—	3
Benefits paid	(1)	(1)	(5)
Currency translation adjustments	—	(4)	(8)

Benefit obligation at end of year	23	16	61

Plan assets at fair value	—	—	—

Funded status	(23)	(16)	(61)
Unrecognized transition obligation	—	—	9
Unrecognized prior service cost	—	—	(3)
Unrecognized net loss	6	—	9

Accrued post-retirement benefit cost	(17)	(16)	(46)

(1)	Arising from the disposal of Allfirst Financial Inc.

The assumptions used in developing the present value of the post-retirement benefit obligation are as follows:

	Years ended December 31,
	2004	2003	2002
Weighted average discount rate	5.25	5.25%	6.75%
Rate of increase in health care costs – initial	—	—	8.00%
Rate of increase in health care costs – ultimate	—	—	5.00%

Stock Compensation Plans

At December 31, 2004 the Group had three stock based compensation plans as outlined below. AIB has accounted for its stock based compensation plans under the provisions of Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” and related interpretations. Statement of Financial Accounting Standards 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), allows a company to recognize stock-based compensation using a fair-value based method of accounting if it so elects. AIB has elected not to adopt the recognition provisions of SFAS 123. The compensation cost charged against income for the Group’s performance based plans for the years ended December 31, 2004, 2003 and 2002 was €21 million, €20 million and €19 million respectively.

For the purposes of providing the pro forma disclosures required under SFAS 123, the fair values of stock options granted were estimated at the date of the grants using a Black-Scholes option pricing model. The following table presents the pro-forma net income and basic and diluted earnings per share that would have been recognized in the consolidated financial statements if the fair value method of accounting for stock options had been used for the years ended December 31, 2004, 2003 and 2002.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	Years ended December 31,
	2004	2003	2002
	(Euro in millions)
Net income applicable to ordinary stockholders of AIB in accordance with US GAAP as reported	1,169	1,497	918
Stock based compensation expense under fair value method, net of tax	(20)	(19)	(24)

Pro-forma net income applicable to ordinary stockholders of AIB in accordance with US GAAP	1,149	1,478	894

Net income per American Depositary Share
Basic, as reported	2.74	€3.48	€2.11
Basic, pro-forma	2.70	3.44	2.06
Diluted, as reported	2.73	3.46	2.09
Diluted, pro-forma	2.69	3.42	2.04

Share option plan

The Company operates a share option plan on terms approved by the stockholders. Officials may participate in the plan at the discretion of the directors. Options are granted at the market price, being the middle market quotation of AIB’s shares on the Irish Stock Exchange on the day on which the option is granted. The exercise of options granted between January 1, 1996 and December 31, 2000 is conditional on the achievement of earnings per share (“EPS”) growth of at least 2% per annum, compound, above the increase in the Irish Consumer Price Index (“CPI”) over a period of not less than three and not more than five years from date of grant. The exercize of options granted since January 1, 2001 is conditional on the achievement of EPS growth of at least 5% per annum, compound, above the increase in the CPI over a period of not less than three and not more than five years from date of grant. Options may not be transferred or assigned and may be exercized only between the third and seventh anniversaries of their grant in the case of options granted up to December 31, 2000, and between the third and tenth anniversaries of their grant in the case of options granted subsequent to that date.

The following table summarizes the number of options outstanding and weighted average exercise prices at December 31, 2004, 2003 and 2002.

	December 31,
	2004	2003	2002
Number of options outstanding	21,025,229	28,553,079	29,518,229
Weighted average exercise price	€11.90	€12.34	€11.73

The following table summarizes the number of options outstanding at December 31, 2004.

Range of exercise prices	Number of options outstanding	Weighted average remaining contractual life	Weighted average exercise price
€10.02 – € 11.98	14,634,779	4.9 years	€11.24
€12.20 – € 13.90	6,390,450	7.9 years	€13.41

	21,025,229

The following table summarizes the number of exercizable options outstanding at December 31, 2004.

December 31, 2004
Number of options exercizable(1)	11,558,779
Weighted average price	€10.88

(1)	At prices ranging from €10.02 to €13.90

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

The following table summarizes option activity during 2004, 2003 and 2002.

	December 31, 2004		December 31, 2003		December 31, 2002
	Number ‘000	Weighted average exercise price	Number ‘000	Weighted average exercise price	Number ‘000	Weighted average exercise price
Outstanding at beginning of year	28,553.1	€12.34	29,518.2	€11.73	29,808.6	€10.92
Granted	3,223.5	12.60	3,272.9	13.30	3,127.1	13.57
Exercised	(4,338.4)	10.14	(4,038.5)	8.63	(3,156.5)	5.88
Forfeited	(6,413.0)	15.40	(199.5)	12.24	(261.0)	12.32

Outstanding at end of year	21,025.2	€11.90	28,553.1	€12.34	29,518.2	€11.73

During the year ended December 31, 2004, 3,223,500 options were granted at a price of €12.60 per ordinary share, the market price on the day preceding the date on which the options were granted. They are exercizable between April 28, 2007 and April 28, 2014. The fair value of these options was estimated using the Black-Scholes option pricing model to be €3.41 per option. Options were exercized during the year at a weighted average exercize price of €10.14 per option.

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

In December 2002 the Company launched a Share Ownership Plan in the UK to replace the profit sharing plan that previously operated for UK-based employees. The Plan, which was approved by stockholders at the 2002 Annual General Meeting, provides for the receipt by eligible employees of shares in a number of categories: Partnership Shares, in which employees may invest up to STG£ 1,500 per annum from salary; Free Shares, involving the award by the Company of shares up to the value of STG£ 3,000 per annum per employee; and Dividend Shares, which may be acquired by employees by re-investing dividends of up to STG£ 1,500 per annum.

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

The 1989 Plan was transferred to M&T Bank Corporation on April 1, 2003 as part of its acquisition of Allfirst Financial Inc.

Allfirst 1997 and 1999 Stock Option Plans

Allfirst’s 1997 and 1999 Stock Option Plans provide for the grant to key employees of options to acquire AIB ADSs. The options are granted at no less than the fair market value of the ADSs at the date of the grant. Options granted in 1998 through 2001, with the exception of options granted under the Allfirst Shares Plan, vest one half in 24 months and one half in 36 months from the grant date and must be exercized within 10 years of the grant date or they will expire. Options granted on December 29, 1997 vested six months from the grant date and must be exercized within seven years of the grant date or they will expire. During 1999, Allfirst implemented an all employee stock option program called Allfirst Shares which is part of the 1997 Stock Option Plan. Each full and part-time employee who was eligible for employee benefits and was employed by the Company as of May 4, 1999 received an option to purchase up to 100 AIB ADSs. The options may be exercised: (i) any time after May 4, 2002 and before May 4, 2004, as long as the closing price of AIB ADSs has equalled or exceeded 150% of the exercise price for five consecutive days at any time after the grant date; or (ii) any time after May 4, 2004, regardless of the price of the ADSs. The options must be exercized within 10 years or they will expire. Options under the 1999 Stock Option Plan vest based on certain performance criteria. During 2002, 2001 and 2000, options were granted under the 1997 Stock Option Plan, while options were granted under the 1999 Stock Option Plan in 2001 and 2000.

Allfirst and an independent Trustee created a trust, for the purpose of acquiring AIB ADSs in the open market with the proceeds of a loan from Allfirst. Generally, the Trust will acquire AIB ADSs in an amount equal to the number of stock options

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

granted at or about each grant date. Proceeds from option exercizes and any dividends and other earnings on the trust assets will be used to repay the loan to the trust. Option holders have no preferential rights with respect to the trust assets, and the trust assets are subject to the claims of Allfirst’s general creditors in the event of insolvency. AIB will not issue any securities in connection with the 1997 or 1999 Stock Option Plan, will not receive any proceeds from the exercize of the options, and otherwise has no rights or obligations with respect to the Stock Option Plans.

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

The options are granted at no less than fair market value of the ADR’s on grant date. Options granted under this Plan vest one half on the second anniversary of the grant date, and the remaining half on the third anniversary of the grant date. The options must be exercised within 10 years of the date of grant or they will expire. Any option transferred from the Allfirst Plan shall be exercizable as of the effective date in accordance with its terms.

The Company has created a Trust for the purpose of acquiring AIB ADR’s on the open market and holding these ADR’s for which Options are granted under the Plan. ADR’s representing not more than 25 million Ordinary Shares or such greater numbers as may be approved by the Board, may be purchased under the plan.

No options awards were granted from this plan in 2004.

The following summarizes option activity during 2004, 2003 and 2002.

	December 31, 2004		December 31, 2003		December 31, 2002
	Number(1) ‘000	Weighted average exercise price	Number(1) ‘000	Weighted average exercise price	Number(1) ‘000	Weighted average exercise price
Outstanding at beginning of year	697.0	$27.77	7,245.6	$23.25	8,432.0	$22.38
Granted	—	—	—	—	583.9	28.56
Exercised	(32.6)	28.60	(1,382.4)	22.03	(1,090.1)	19.76
Transfers	—	—	(5,141.6)	22.97	—	—
Forfeited	(56.2)	28.60	(24.6)	23.57	(680.2)	22.60

Outstanding at end of year	608.2	$27.65	697.0	$27.77	7,245.6	$23.25

(1)	Represent number of AIB ADSs.

The following table summarizes information about fixed options outstanding at December 31, 2004:

	Options outstanding			Options exercisable
Grant date	Number outstanding at 12/31/2004 ‘000	Weighted average remaining contractual life	Weighted average exercise price	Number exercizable at 12/31/2004 ‘000	Weighted average exercise price
5/4/99	24.0	4.3 years	$31.67	24.0	$31.67
8/10/99	25.0	4.6 years	26.05	25.0	26.05
8/14/00	35.0	5.6 years	17.72	35.0	17.72
2001 Grants	35.0	6.0 - 6.8 years	21.64	35.0	21.64
2002 Grants	489.2	7.3 - 7.9 years	28.56	232.0	28.56

Total	608.2	7.4 years	$27.65	351.0	$26.82

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

At December 31, 2004 and 2003 the Group estimated that the difference between the carrying value of its loan portfolio on the basis of SFAS No. 114 and 118 and its value in the Group’s accounts was such that no adjustment to net income or consolidated ordinary stockholders’ equity was required.

At December 31, 2004, the Group’s net investment in impaired loans amounts to €663 million (2003: €666 million). €628 million (2003: €623 million) of this net investment included specific provisions of €333 million (2003: €318 million). The average level of such impaired lendings during 2004 was approximately €704 million (2003: €738 million). Interest income recognized on impaired loans during the year ended December 31, 2004 amounted to €15 million (2003: €19 million).

Cash flow statements

The consolidated cash flow statements on page 108 have been completed in accordance with the revised Financial Reporting Standard 1 (FRS 1) which was issued by the United Kingdom Accounting Standards Board in October 1996. FRS 1 is similar to SFAS No. 95, statement of cash flows, in some respects. The principal differences between the standards relate both to the definition of cash and the classification of certain transactions.

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

Notes to Consolidated Financial Statements - (Continued)

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

Future developments

The impact of recently issued accounting pronouncements is detailed on pages 61 to 70 under “Prospective accounting changes”.

Alternative presentation of consolidated statement of income

The Group’s share of profits of Ark Life Assurance Company Limited (Ark Life) has been included under other operating income in the consolidated statements of income on pages 104 and 105 and in note 10 on page 118. Under US GAAP, the income statement of Ark Life would be consolidated within the Group figures on a line by line basis.

This presentation is illustrated in the summary consolidated statement of income below.

	Years ended December 31,
	2004	2003	2002
	(Euro in millions)
Net interest income	2,040	1,938	2,353
Other finance income	18	12	62
Other income before exceptional item	1,243	1,217	1,532
Exceptional foreign exchange dealing losses	—	—	(18)

Total operating income	3,301	3,167	3,929
Total expenses	2,034	2,152	2,599

Group operating income - continuing operations	1,267	1,015	1,330
Share of operating income of associated undertakings	201	143	9
Share of restructuring and integration costs in associated undertaking	—	(20)	—
Amortization of goodwill on acquisition of associated undertaking	(52)	(42)	—
Income on disposal of property	9	32	5
Income on disposal of businesses	17	(141)	—

Income before taxes, preference dividends and minority interests	1,442	987	1,344
Applicable taxes	339	315	296

	1,103	672	1,048
Equity and non-equity minority interests	30	11	24
Preference dividends	5	5	8
	35	16	32

Net income	1,068	656	1,016

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

Alternative presentation of consolidated balance sheet

The long-term assurance assets and liabilities of Ark Life have been classified under separate headings in the consolidated balance sheet (see basis of consolidation on page 98 and long-term assurance business, note 31 on page 138). Under US GAAP, the balance sheet of Ark Life would be consolidated with Group figures.

The following consolidated balance sheet illustrates this presentation.

	December 31,
	2004	2003
	(Euro in millions)
ASSETS
Cash and balances at central banks	887	838
Items in course of collection	368	339
Central government bills and other eligible bills	—	45
Loans and advances to banks	3,786	4,179
Loans and advances to customers less allowance for loan losses	64,836	50,490
Securitized assets	—	203
Debt securities	24,501	18,366
Equity shares	1,716	1,300
Interests in associated undertakings	1,317	1,361
Intangible assets	380	420
Property and equipment	836	837
Other assets	2,497	1,772
Deferred taxation	198	174
Prepayments and accrued income	918	636

TOTAL ASSETS	102,240	80,960

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits by banks	20,428	18,094
Customer accounts	51,397	44,612
Debt securities in issue	11,805	3,489
Other liabilities	7,220	6,010
Accruals and deferred income	911	595
Pension liabilities	676	502
Provisions for liabilities and charges	122	111
Deferred taxation	123	142
Subordinated liabilities	2,765	2,130
Minority equity and non-equity interests in consolidated subsidiaries	1,212	158
Stockholders’ funds-non-equity	182	196
Stockholders’ funds-equity	5,399	4,921

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	102,240	80,960

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

Fair value is based upon quoted market prices where available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities and adjusted for differences between the quoted instrument and the instrument being valued. In certain cases, including some lendings to customers, where there are no ready markets, various techniques have been used to estimate the fair value of the instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment, and, therefore, cannot be determined with precision. There have been no changes in the estimation techniques underlying the calculations or the methodology used compared with December 2003. Changes in assumptions could significantly affect estimates. Readers of these financial statements are advised to use caution when using this data to evaluate the Group’s financial position or to make comparisons with other institutions.

Intangible assets, such as the value of AIB Group’s branch network and long-term relationships with its depositors and other customers are not considered by the FASB to constitute financial instruments for the purposes of SFAS No. 107. The Group, however, believes the value of such assets to be significant. Certain other assets and liabilities are likewise excluded from the scope of SFAS No. 107. Furthermore, the concept of fair value assumes realization of financial instruments by way of a sale. However in many cases a sale is unlikely, and the assets and liabilities will be held to maturity. Accordingly, the fair values calculated for the purposes of reporting under SFAS No. 107 do not represent the value of the Group as a going concern at December 31, 2004 and 2003.

The following table gives details of the carrying amounts and fair values of financial instruments at December 31, 2004 and 2003.

	December 31, 2004		December 31, 2003
	Carrying amount	Fair value	Carrying amount	Fair value
	(Euro in millions)
Assets

Trading financial instruments(1)
Debt securities	7,826	7,826	5,682	5,682
Equity shares	84	84	64	64
Central government bills and other eligible bills	—	—	45	45

Non-trading financial instruments
Cash and balances at central banks(1)	887	887	838	838
Items in course of collection(1)	368	368	339	339
Loans and advances to banks(2)	2,320	2,336	2,633	2,654
Loans and advances to customers(2)	63,211	63,536	48,854	49,017
Securitized assets	—	—	203	188
Debt securities	16,250	16,502	12,445	12,625
Equity shares	111	131	116	130
Long-term assurance assets attributable to policyholders(1)	3,246	3,246	2,810	2,810

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	December 31, 2004		December 31, 2003
	Carrying amount	Fair value	Carrying amount	Fair value
	(Euro in millions)
Liabilities

Trading financial instruments
Short positions in securities(1)	332	332	149	149

Non-trading financial instruments
Deposits by banks	20,428	20,447	18,094	18,132
Customer accounts	51,397	51,476	44,612	44,616
Debt securities in issue	11,805	11,805	3,489	3,487
Subordinated liabilities	2,765	2,882	2,130	2,218
Stockholders’ funds: non-equity interests	1,174	1,178	196	213
Long-term assurance liabilities attributable to policyholders(1)	3,320	3,320	2,869	2,869

	December 31, 2004		December 31, 2003
	Carrying amount	Fair value	Carrying amount	Fair value
	(Euro in millions)
Off - balance sheet assets/(liabilities)

Trading financial instruments(1)
Interest rate contracts	152	152	102	102
Foreign currency contracts	19	19	56	56
Equity contracts	70	70	38	38

Non-trading financial instruments
Interest rate contracts	48	(12)	2	(42)
Foreign currency contracts	—	—	3	3

(1)	Within the scope of SFAS No. 107, the fair value of these financial instruments is equal to the carrying value. These instruments are either carried at market value, or have minimal credit losses and are either short-term in nature or reprice frequently.

(2)	As required by SFAS No. 107, finance leases with carrying amount totalling €1,625 million and €1,636 million at December 31, 2004 and 2003, respectively, are excluded. The fair values of the finance leases were €1,612 million, and €1,608 million at December 31, 2004 and 2003 respectively. The carrying values are net of the allowances for loan losses and related unearned income.

The following methods and assumptions were used by the Group in estimating the fair value for its financial instruments as defined by SFAS No. 107.

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

Securitized assets

The fair value of securitized assets is based on market prices received from external pricing services.

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

Derivatives used for trading purposes are marked to market using independent prices and are included in other assets/other liabilities on the consolidated balance sheet at December 31, 2004 and 2003. The carrying values of derivatives are included in other assets/other liabilities on the consolidated balance sheet as appropriate.

Stockholders’ funds: non-equity interests

The fair value of these instruments is based on quoted market prices.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

52. INTEREST RATE SENSITIVITY

The net interest rate sensitivity of the Group at December 31, 2004 and 2003 is illustrated in the tables below. The interest sensitivity gap is split by functional currency. The tables set out details of those assets and liabilities whose values are subject to change as interest rates change within each repricing time period. Details regarding assets and liabilities which are not sensitive to interest rate movements and any rate sensitive off-balance sheet contracts are also included. The tables show the sensitivity of the balance sheet at one point in time and are not necessarily indicative of positions at other dates. In developing the classifications used in the tables it has been necessary to make certain assumptions and approximations in assigning assets and liabilities to different repricing categories.

The tables do not take into account the effect of interest rate options used by the Group to hedge its exposure. Details of options are given in note 44.

	December 31, 2004
	0-3 Months	3-6 Months	6-12 Months	1-5 Years	5 years +	Non-interest bearing	Trading	Total
	(Euro in millions)
Assets
Loans and advances to banks	1,251	186	85	—	—	798	—	2,320
Loans and advances to customers	54,984	2,184	1,683	3,456	2,529	—	—	64,836
Debt securities	3,687	898	1,344	6,806	3,515	—	7,826	24,076
Other assets	—	—	—	—	—	10,102	906	11,008

Total assets	59,922	3,268	3,112	10,262	6,044	10,900	8,732	102,240

Liabilities
Deposits by banks	13,716	3,360	3,086	—	183	83	—	20,428
Customer accounts	37,253	1,275	1,100	2,662	226	8,881	—	51,397
Debt securities in issue	9,501	1,087	1,068	149	—	—	—	11,805
Subordinated liabilities	1,500	73	—	—	1,192	—	—	2,765
Other liabilities	—	—	—	—	—	9,053	1,211	10,264
Stockholders’ equity	—	—	—	—	—	5,581	—	5,581

Total liabilities	61,970	5,795	5,254	2,811	1,601	23,598	1,211	102,240
Off-balance sheet items affecting interest rate sensitivity	5,131	(4,560)	(1,835)	1,933	(669)	—	—	—

	67,101	1,235	3,419	4,744	932	23,598	1,211	102,240

Interest sensitivity gap	(7,179)	2,033	(307)	5,518	5,112	(12,698)	7,521
Cumulative interest sensitivity gap	(7,179)	(5,146)	(5,453)	65	5,177	(7,521)	—

	Euro m	Euro m	Euro m	Euro m	Euro m	Euro m	Euro m
Interest sensitivity gap	(960)	2,313	102	2,676	3,222	(11,149)	3,675
Cumulative interest sensitivity gap	(960)	1,353	1,455	4,131	7,353	(3,796)	(121)

	US $m	US $m	US $m	US $m	US $m	US $m	US $m
Interest sensitivity gap	(4,087)	147	198	458	341	2,195	1,122
Cumulative interest sensitivity gap	(4,087)	(3,940)	(3,742)	(3,284)	(2,943)	(748)	374

	Stg m	Stg m	Stg m	Stg m	Stg m	Stg m	Stg m
Interest sensitivity gap	(615)	88	(590)	1,713	1,411	(3,463)	1,392
Cumulative interest sensitivity gap	(615)	(527)	(1,117)	596	2,007	(1,456)	(64)

	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m
Interest sensitivity gap	(1,267)	(98)	(26)	510	116	187	345
Cumulative interest sensitivity gap	(1,267)	(1,365)	(1,391)	(881)	(765)	(578)	(233)

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	December 31, 2003
	0-3 Months	3-6 Months	6-12 Months	1-5 Years	5 years +	Non-interest bearing	Trading	Total
	(Euro in millions)
Assets
Central Government bills and other eligible bills	—	—	—	—	—	—	45	45
Loans and advances to banks	2,039	26	11	33	—	524	—	2,633
Loans and advances to customers	43,135	1,697	1,753	2,806	1,302	—	—	50,693
Debt securities	3,451	979	927	5,167	1,921	—	5,682	18,127
Other assets	—	—	—	—	—	9,040	422	9,462

Total assets	48,625	2,702	2,691	8,006	3,223	9,564	6,149	80,960

Liabilities
Deposits by banks	15,178	1,323	1,171	80	185	157	—	18,094
Customer accounts	32,415	879	889	1,745	382	8,302	—	44,612
Debt securities in issue	2,860	13	442	174	—	—	—	3,489
Subordinated liabilities	827	79	—	32	1,192	—	—	2,130
Other liabilities	—	—	—	—	—	7,038	480	7,518
Stockholders’ equity	—	—	—	—	—	5,117	—	5,117

Total liabilities	51,280	2,294	2,502	2,031	1,759	20,614	480	80,960
Off-balance sheet items affecting interest rate sensitivity	4,758	(1,179)	(3,297)	189	(471)	—	—	—

	56,038	1,115	(795)	2,220	1,288	20,614	480	80,960

Interest sensitivity gap	(7,413)	1,587	3,486	5,786	1,935	(11,050)	5,669	—
Cumulative interest sensitivity gap	(7,413)	(5,826)	(2,340)	3,446	5,381	(5,669)	—	—

	Euro m	Euro m	Euro m	Euro m	Euro m	Euro m	Euro m
Interest sensitivity gap	(3,387)	1,525	2,618	3,040	536	(6,987)	2,914
Cumulative interest sensitivity gap	(3,387)	(1,862)	756	3,796	4,332	(2,655)	259

	US $m	US $m	US $m	US $m	US $m	US $m	US $m
Interest sensitivity gap	(1,066)	(121)	18	58	461	(503)	546
Cumulative interest sensitivity gap	(1,066)	(1,187)	(1,169)	(1,111)	(650)	(1,153)	(607)

	Stg m	Stg m	Stg m	Stg m	Stg m	Stg m	Stg m
Interest sensitivity gap	(2,151)	(73)	715	2,043	879	(2,796)	1,292
Cumulative interest sensitivity gap	(2,151)	(2,224)	(1,509)	534	1,413	(1,383)	(91)

	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m
Interest sensitivity gap	(173)	137	104	478	57	(776)	85
Cumulative interest sensitivity gap	(173)	(36)	68	546	603	(173)	(88)

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

– Fraudulent foreign exchange trading activities	= “Fraudulent Activities” or “Fraud”
– Losses arising from fraudulent foreign exchange trading activities	= “Fraud Losses” or “Exceptional Foreign Exchange Dealing Losses”
– Foreign Exchange	= “FX”

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

Under US reporting requirements the Fraud Losses were charged in each of the years they arose, translated at the average rates of exchange used in the preparation of the accounts for those years. The Fraud Losses arising in 2002, including the costs of closing out the transactions, of US$17.2 million and administration expenses of US$10 million are reflected in the Consolidated Statement of Income for the year ended December 31, 2002 in this Annual Report on Form 20-F. The additional administration expenses of US$10 million are those arising from the investigation and the consequent measures taken to strengthen controls.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

The following table reflects the reconciliation of the net income attributable to ordinary stockholders, as reported in the Annual Report on Form 20-F to the amounts in the Irish Legislation Annual Report and Accounts, for the year ended December 31, 2002.

December 31, 2002
(Euro in millions)
Net income attributable to the ordinary stockholders
Per Irish Legislation Annual Report and Accounts	1,034
Adjustments
Exceptional losses	(18)
Administration expenses	(10)
Taxation	10

Per Annual Report on Form 20-F	1,016

ALLIED IRISH BANKS, p.l.c.

ADDITIONAL FINANCIAL INFORMATION - DECONSOLIDATION OF ALLFIRST FINANCIAL INC.

The following consolidated statement of income for the years ended December 31, 2003 and 2002, have been presented to outline the impact of the deconsolidation of Allfirst following its disposal and subsequent integration into M&T Bank Corporation.

	Year ended 31 December 2003			Year ended 31 December 2002
	Continuing activities	Discontinued activities(1)	Total	Continuing activities	Discontinued activities(1)	Total
		(Euro in millions)			(Euro in millions)
Interest receivable:
Interest receivable and similar income arising from debt securities and other fixed income securities	700	12	712	783	163	946
Other interest receivable and similar income	2,773	125	2,898	3,164	643	3,807
Less: interest payable	(1,633)	(43)	(1,676)	(2,117)	(285)	(2,402)

Net interest income	1,840	94	1,934	1,830	521	2,351
Other finance income	14	(2)	12	63	(1)	62
Other income	1,100	106	1,206	1,055	441	1,496

Total operating income	2,954	198	3,152	2,948	961	3,909
Total operating expenses	1,839	121	1,960	1,747	581	2,328

Group operating profit before provisions	1,115	77	1,192	1,201	380	1,581
Provisions for bad and doubtful debts	142	10	152	110	84	194
Provisions for contingent liabilities and commitments	9	—	9	2	—	2
Amounts written off fixed asset investments	16	—	16	43	12	55

Group operating profit	948	67	1,015	1,046	284	1,330
Share of operating profits of associated undertakings	143	—	143	9	—	9
Share of restructuring and integration costs in associated undertaking	(20)	—	(20)	—	—	—
Amortisation of goodwill in acquisition of associated undertaking	(42)	—	(42)	—	—	—
Profit/(loss) on disposal of property	32	—	32	6	(1)	5
(Loss)/profit on disposal of business	(142)	1	(141)	—	—	—

Group profit on ordinary activities before taxation	919	68	987	1,061	283	1,344
Taxation on ordinary activities	296	19	315	232	64	296

Group profit on ordinary activities after taxation	623	49	672	829	219	1,048
Equity and non-equity minority interests in subsidiaries	10	1	11	20	4	24
Dividends on non-equity shares	5	—	5	8	—	8
	15	1	16	28	4	32

Group profit attributable to the ordinary shareholders of Allied Irish Banks, p.l.c.	608	48	656	801	215	1,016

(1)	Discontinued activities relate to Allfirst only.

ALLIED IRISH BANKS, p.l.c.

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

IN RELATION TO THE ACCOUNTS

The following statement, which should be read in conjunction with the statement of auditors’ responsibilities set out within their audit report, is made with a view to distinguishing for shareholders the respective responsibilities of the directors and of the auditors in relation to the accounts.

The directors are required by the Companies Acts to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year, and of the profit or loss for the financial year.

The directors consider that, in preparing the accounts on pages 98 to 186, which have been prepared on a going concern basis, the Company and the Group have, following discussions with the auditors, used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all accounting standards which, following discussions with the auditors, they consider applicable have been followed (subject to any explanations and any material departures disclosed in the notes to the accounts).

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

The directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Company and the Group, and to prevent and detect fraud and other irregularities.

The directors, having prepared the accounts, have requested the auditors to take whatever steps and undertake whatever inspections they consider to be appropriate for the purpose of enabling them to give their audit report.

ALLIED IRISH BANKS, p.l.c.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM - KPMG

To the Members and Board of Directors of Allied Irish Banks, p.l.c.

We have audited the accompanying consolidated balance sheet of Allied Irish Banks, p.l.c. and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, cash flows and changes in stockholders’ equity for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of Allied Irish Banks, p.l.c. as at December 31, 2004 and 2003 and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2004 in conformity with accounting principles generally accepted in Ireland.

Accounting principles generally accepted in Ireland vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 50 to the consolidated financial statements.

Chartered Accountants

Dublin, Ireland

April 29, 2005

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant, Allied Irish Banks, p.l.c., certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 29th day of April, 2005.

ALLIED IRISH BANKS, p.l.c. (Registrant)

By:	GARY KENNEDY
	Name:	Gary Kennedy
	Title:	Group Director, Finance & Enterprise Technology