Form 20-F
period 2005-12-31
ALLIED IRISH BANKS PLC
filed 2006-05-25
CIK 850364

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR l5(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2005

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

FOR THE YEAR ENDED DECEMBER 31, 2005

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

In this Annual Report, references to “US dollars”, “dollars”, “US$”, “cents” or “¢” are to United States currency, references to “EUR”, “euro”, “€” or “c” are to euro currency, references to “sterling” or “Stg£” are to British currency, references to “zloty”, “PLN” or “zl” are to Polish currency and references to “Yen” are to Japanese currency. Merely for convenience, this Annual Report contains translation of certain euro amounts into dollars at specified rates. These translations should not be construed as representations that the euro amounts actually represent such dollar amounts or could be converted into dollars at the rate indicated or at any other rate. Unless otherwise indicated, the translations of euro into dollars have been made at €1.00 to US$ 1.2340, the noon buying rate in the City of New York for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York (“the noon buying rate”) on April 21, 2006.

The following table shows, for the periods and dates indicated, certain information regarding the noon buying rate, expressed in US dollars per euro.

	Period end(1)	Average rate(2)	High	Low
Year ended Dec. 31, 2001	0.8822	0.8919	0.9535	0.8370
Year ended Dec. 31, 2002	1.0485	0.9495	1.0485	0.8594
Year ended Dec. 31, 2003	1.2597	1.1411	1.2597	1.0361
Year ended Dec. 31, 2004	1.3538	1.2487	1.3625	1.1801
Year ended Dec. 31, 2005	1.1842	1.2488	1.3476	1.1667

(1)	The noon buying rate at such dates differed from the rates used in the preparation of AIB Group’s consolidated financial statements, which were US$ 0.8813, US$ 1.0487, US$ 1.2630, US$ 1.3621 and US$ 1.1797 to €1.00 at December 31, 2001, 2002, 2003, 2004 and 2005 respectively.

(2)	The average rate for each period is the average of the noon buying rates on the last day of each month during that period.

On May 12, 2006 the noon buying rate was EUR1.00 = US$ 1.2888

The accounting policy in respect of the translation of profits and losses arising in foreign locations is set out on page 89.A significant proportion of the Group’s earnings are denominated in currencies other than the euro. As a result, movements in exchange rates can have an impact on earnings growth. In 2005, the US dollar and sterling average accounting rates remained broadly stable relative to the euro and the Polish zloty strengthened relative to the euro by 12.5% compared with the year to December 2004. Exchange rate movements did not have a material impact on earnings per share growth when the impact of currency hedging activities is taken into account. The average accounting rates, were as follows: €1 : US$ 1.25 (2004 : US$ 1.25); €1 : Stg£ 0.69 (2004 : Stg£ 0.68); €1 : PLN 4.03 (2004 : PLN 4.53).

Details of the exchange rates used in the preparation of the Consolidated Financial Statements are set out in Note 53 of this report.

FORWARD–LOOKING INFORMATION

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations and business of the Group and certain of the plans and objectives of the Group. In particular, among other statements, certain statements in the Operating and Financial Review and Prospects with regard to management objectives, trends in results of operations, margins, risk management, competition and the impact of International Financial Reporting Standards are forward-looking in nature. Accordingly, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, changes in economic conditions globally and in the regions in which the Group conducts its business, changes in fiscal and other policies adopted by various governments and regulatory authorities, the effects of competition in the geographic and business areas in which the Group conducts its operations, the ability to increase market share and control expenses, the effects of changes in taxation or accounting standards and practices, acquisitions, future exchange and interest rates and the success of the Group in managing these events. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made.

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

Selected financial data

The financial information set forth in the tables below for the years ended December 31, 2005, 2004, 2003, 2002 and 2001 has been derived from the audited Consolidated Financial Statements of AIB Group for those periods. AIB Group’s Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) for the years ended December 31, 2005 and 2004 (except for the application of IAS 32, IAS 39 and IFRS 4 which apply with effect from January 1, 2005, see First time adoption of International Financial Reporting Standards on page 87) and in accordance with Irish GAAP for the years ended December 31, 2003, 2002 and 2001, except as described below in respect of the total costs arising from the fraudulent foreign exchange trading activities (“Fraudulent Activities”) at Allfirst Bank, which differs in certain significant respects from US GAAP, as outlined in Note 55 of this report. This information should be read in conjunction with, and is qualified by reference to, the accounting policies adopted, the Consolidated Financial Statements of AIB Group and notes thereon for the years ended December 31, 2005 and 2004 included in this Annual Report.

In accordance with Irish GAAP, the total costs arising from the Fraudulent Activities at Allfirst Bank, which were identified in February 2002, were reflected by way of an exceptional pre-tax charge of €789 million (after tax €513 million) in the accounts for the year ended December 31, 2001.

Under US reporting requirements, the losses arising from the Fraudulent Activities are charged in the years in which they occurred. As a result, the financial statements included in this Annual Report reflect the losses in the years they occurred. Further details in relation to the Fraudulent Activities is provided in Note 58 of this report.

The costs of €50 million in relation to investigation related charges (see Item 5, Operating Results, paragraph (d), “Investigation related charges”), amounted to €26 million in 2004 and €24 million in 2003.

	Years ended December 31,
	2005		2005	2004	2003	2002	2001
			IFRS	IFRS	IR GAAP	IR GAAP	IR GAAP
	(Dollars in millions, except per share amounts)		(Euro in millions, except per share amounts)
SUMMARY OF CONSOLIDATED STATEMENT OF INCOME(1)
Net interest income	3,122		2,530	2,072	1,934	2,351	2,258
Other finance income	—		—	—	12	62	67
Other income	1,378		1,117	1,168	1,206	1,514	1,426
Exceptional foreign exchange dealing losses(2)	—		—	—	—	(18)	(417)

Total operating income after exceptional items	4,500		3,647	3,240	3,152	3,909	3,334
Total operating expenses	2,482		2,011	1,869	1,960	2,328	2,278

Operating income before provisions	2,018		1,636	1,371	1,192	1,581	1,056
Provisions	176		143	133	177	251	204

Group operating income	1,842		1,493	1,238	1,015	1,330	852
Share of results of associated undertakings(1)	184		149	132	81	9	4
Gain on disposal of property	17		14	9	32	5	6
Construction contract income `	56		45	—	—	—	—
Gain/(loss) on disposal of businesses(3)	6		5	17	(141)	—	93

Income before taxes, minority interests in subsidiaries and preference dividends(4)	2,105		1,706	1,396	987	1,344	955
Income taxes	394		319	270	315	296	187

Net income - continuing activities	1,711		1,387	1,126	672	1,048	768
Discontinued operation, net of tax	57		46	53	—	—	—

Net income for the period	1,768		1,433	1,179	672	1,048	768
Attributable to:
Equity holders of the parent	1,657		1,343	1,150	661	1,024	745
Minority interests in subsidiaries	111		90	29	11	24	23
Preference dividends	—		—	—	(5)	(8)	(15)

Net income attributable to ordinary stockholders	1,610		1,305	1,146	656	1,016	730

Per ordinary share
Net income – basic	186.3	¢	151.0c	134.5c	76.3c	117.0c	84.8c
Net income – diluted	184.9	¢	149.8c	134.0c	75.9c	115.8c	84.2c
Dividends	75.9	¢	61.5c	55.9c	54.00c	49.06c	43.80c
Amounts in accordance with US GAAP:
Net income	1,192		966	1,176	1,502	926	630
Net income applicable to ordinary stockholders	1,145		928	1,169	1,497	918	615
Net income per ordinary share	137.6	¢	111.5c	137.2c	174.2c	105.5c	71.5c
Net income per ADS	275.2	¢	223c	274c	348c	211c	143c

	Years ended December 31,
	2005	2005	2004	2003	2002	2001
		IFRS	IFRS	IR GAAP	IR GAAP	IR GAAP
	(Dollars in millions)	(Euro in millions except share amounts)
Summary of consolidated balance sheet
Total assets	164,386	133,214	101,109	80,960	85,821	89,061
Loans etc	113,973	92,361	67,278	53,326	58,483	57,445
Deposits etc	135,148	109,520	82,384	66,195	72,190	72,813
Dated capital notes	3,305	2,678	1,923	1,276	1,287	1,594
Undated capital notes	1,071	868	346	357	389	426
Other capital instruments	259	210	497	497	496	496
Minority interests in subsidiaries	1,540	1,248	1,211	158	274	312
Stockholders’ funds: non-equity interests	613	497	182	196	235	279
Stockholders’ funds: equity interests	8,233	6,672	5,745	4,921	4,180	4,574

Total capital resources	15,021	12,173	9,904	7,405	6,861	7,681

Capital stock - ordinary shares
Number of shares outstanding	918.4	918.4	918.4	907.6	897.4	886.7
Nominal value of €0.32 per share	363	294	294	290	287	284
Capital stock - preference shares
Number of shares outstanding	0.25	0.25	0.25	0.25	0.25	0.25
Subordinated capital/preference shares(4)	259	210	182	196	235	279
Amounts in accordance with US GAAP:
Ordinary stockholders’ equity	9,372	7,595	6,797	5,951	5,911	5,664
Total assets(1)	165,627	134,220	100,253	79,565	86,432	88,560

	Years ended December 31,
	2005	2004	2003	2002	2001
	IFRS	IFRS	IR GAAP	IR GAAP	IR GAAP
	%	%	%	%	%
OTHER FINANCIAL DATA(5)
Return on average total assets	1.20	1.21	0.87	1.21	0.92
Return on average stockholders’ equity	20.6	21.0	14.1	23.3	16.1
Dividend payout ratio	43.5	44.7	69.0	42.3	52.0
Average ordinary stockholders’ equity as a percentage of average total assets	5.3	5.7	6.0	5.1	5.4
Allowance for loan losses as a percentage of total loans to customers at year-end	0.8	1.2	1.3	1.6	1.9
Net interest margin(6)	2.38	2.45	2.72	3.00	2.99
Tier 1 capital ratios(7)	7.2	8.2	7.1	6.9	6.5
Total capital ratio(7)	10.7	10.9	10.3	10.1	10.1
Other financial data in accordance with US GAAP:
Return on average total assets	0.81	1.32	1.97	1.10	0.79
Return on average ordinary stockholders’ equity	13.21	19.57	24.79	15.88	10.82
Dividend payout ratio	58.74	43.7	30.2	46.6	61.7
Average ordinary stockholders’ equity as a percentage of average total assets	6.11	6.57	7.86	6.69	6.84

(1)	On April 1, 2003, AIB completed its integration of Allfirst Financial Inc. into M&T Bank Corporation (“M&T”). Consequently, the financial statements for the year ended December 31, 2003 reflect the income and expenses of Allfirst for the period to March 31, 2003. From April 1, 2003, the Group accounted for its investment in the enlarged M&T as an associated undertaking. The Group’s 22.5% share of the income before restructuring costs and taxes of the enlarged M&T is reflected in the Group consolidated statement of income within the caption “Share of operating income of associated undertakings”. The Group’s share of the taxation charge for the enlarged M&T is included within Share of operating income of associated undertakings in 2005 and 2004 under IFRS and in the Group’s taxation charge under Irish GAAP.

(2)	These amounts represent the losses arising from the Fraudulent Activities, reflected in the years they occurred under US reporting requirements (see note 58).

(3)

The profit on disposal of businesses in 2005 of €5 million relates to the sale of Community Counselling Services of €4 million (tax charge €1 million) and the deferred consideration of €1 million (tax charge €0.3 million), arising from the sale of the Govett business in 2003. The profit on disposal of businesses in 2004 of €17 million relates to the sale of BZWBK’s subsidiary, Cardpoint S.A. of €13 million (tax charge €2 million) and the deferred consideration of €4 million

(tax charge €1 million), arising from the sale of the Govett business in 2003. In 2003, the loss of €141 million on disposal of businesses relates to the loss on disposal of the Govett business of €153 million (tax credit €1 million) partially offset by the profit on disposal of the AIB New York retail business of €7 million (tax charge €3 million), the profit on disposal of Polsoft of €4 million (tax charge €1 million) and €1 million being profit on the disposal of Allfirst Financial Inc. recognized in the statement of income (see note 15 to the consolidated financial statements). In August 2001, AIB’s interests in Keppel Capital Holdings Ltd. were sold to Oversea-Chinese Banking Corporation Limited, giving rise to a profit before taxation on disposal of €93 million (tax charge €nil).

(4)	250,000 non-cumulative preference shares of US$25 each were reclassified as “subordinated liabilities and other capital instruments” on transition to IFRS. Accordingly, from January 1, 2005, preference dividends are included within net interest income.

(5)	The calculation of the average balances include daily and monthly averages and are considered to be representative of the operations of the Group.

(6)	Net interest margin represents net interest income as a percentage of average interest earning assets. The net interest margin for the year ended December 31, 2004 reflects a net interest income figure that was adjusted to reflect a 365 day year for comparative purposes.

(7)	The Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) guidelines for risk-based capital requirements, applicable to all bank holding companies, require the minimum ratios of Tier 1 capital and Total capital to risk adjusted assets to be 4% and 8% respectively. The Irish Financial Services Regulatory Authority (“IFSRA”) also has issued its guidelines for implementation of the requirements of the EC Council Directives on own funds, solvency ratios and capital adequacy in Ireland which, while similar to the Federal Reserve guidelines, require minimum Tier 1 and Total capital ratios of 4.25% and 8.5% for banking groups, respectively. Furthermore, the Federal Reserve Board has adopted leverage capital guidelines requiring bank holding companies to maintain a minimum ratio of Tier 1 capital to total quarterly average assets (“Tier 1 leverage ratio”) of at least 3%, in the case of a bank holding company which has the highest regulatory examination rating and is not contemplating significant growth. All other bank holding companies are expected to maintain a Tier 1 leverage ratio at least 1% to 2% above the stated minimum.

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

Risk management

Like other banks, the Group faces financial risk in the conduct of its business, such as credit risk, operational risk and market risk (including liquidity risk). Following the discovery of the Fraudulent Activities in 2002, the Group undertook a number of actions to strengthen the risk management and control processes within the Group. Nonetheless, it is not possible to eliminate financial risk entirely. Following the Financial Regulator reports on the pricing of foreign exchange products in 2004, a management action plan was put in place to, interalia, improve and simplify product delivery processes in the Republic of Ireland, and further strengthen enterprise-wide quality assurance, risk and compliance functions. The Group’s approach to financial risk management is discussed in Item 11,”Quantitative and Qualitative Disclosures about Risk”.

Competition

The Group faces strong competition across all its markets from local and international financial institutions, including banks, building societies, life insurance companies and mutual insurance organizations. A more detailed discussion of these competitive factors, including the Group’s main competitors, is included in Item 4, “Information on the Company – Competition”. In 2005, the Irish Competition Authority published a report on competition in the non-investment banking sector in Ireland, which is currently being evaluated by the Government, the Financial Regulator and other stakeholders. There can be no assurance that any resulting regulatory changes or actions and increased competition will not adversely affect the Group in one or more of the markets in which it operates.

Regulatory risk

Failure to comply with regulation constitutes a risk in the financial services industry. The Group’s business activities are subject to substantial regulation and regulatory oversight in the geographies in which it operates. In recent years, there have been significant regulatory changes in Ireland, the United Kingdom, the United States and Poland that have resulted in significantly increased compliance responsibilities and associated costs. See Item 4 “Information on the company - Supervision and regulation” for further detail. These and future regulatory developments could have an adverse effect on how the Group conducts its business and on its results of operations. Instances of non-compliance with Irish regulatory obligations have been identified in recent years and management is committed to further embedding a compliance culture throughout the Group. The Group’s business and earnings are also affected by fiscal and other policies that are adopted by the various regulatory authorities of the Irish Government, the European Union, foreign governments and international agencies. The nature and impact of future changes in such policies are not predictable and are beyond the Group’s control.

Uncertain economic conditions

The Group’s business activities are dependant on the level of banking, finance and financial services required by its customers. In particular, levels of borrowing are heavily dependent on customer confidence, market interest rates and other factors that affect the economy. The Group conducts extensive activities in Ireland and elsewhere, most notably in the UK, the US and Poland. The profitability of the Group’s businesses could, therefore, be adversely affected by a worsening of general economic conditions in its markets, as well as by foreign and domestic trading market conditions and/or related factors, including governmental policies and initiatives. An economic downturn or significantly higher interest rates could increase the risk that a greater number of the Group’s customers would default on their loans or other obligations to the Group, or would refrain from seeking additional borrowing. The Irish and UK economies in particular have seen significant growth in property prices and property-related lending in recent years and, while management believes it has a sensible approach to property lending and the management of related risks, any significant deterioration in Irish and/or UK property prices, could adversely affect the Group’s financial condition and results of operations. For a discussion on the Irish economy see Item 4 “Information on the company - The Irish economy”.

Relationship with M&T Bank Corporation (“M&T”)

The disposal of Allfirst and the concurrent acquisition of a 22.5% shareholding and board representation in M&T in 2002 meant that the Group’s main operations in the US changed from a wholly owned subsidiary to that of an investment in an associated undertaking, with a resulting reduction in control. Management believes that this transaction allows it to continue to prudently grow its business in the US, benefitting from a more effective day-to-day control over its US operations by the M&T management team, while recognizing that AIB does not exercize a controlling influence on the operations of M&T. In connection with this transaction the Group has responsibilities to regulators as a source of financial strength and support in respect of the enlarged M&T business.

Item 4.	Information on the company

Allied Irish Banks, p.l.c. has its registered office at Bankcentre, Ballsbridge, Dublin 4, Ireland. (Telephone number +353-1-660 0311) Additional statistical information may be found elsewhere as follows:

I.	Average balance sheet - see Item 5 - “Average balance sheet and interest rates” on pages 26 and 27.

II.	Investment portfolio - see Item 18 - Notes 28 to 30 on pages 129 to 132 and Note 55 on pages 165 to 166.

III.	Loan portfolio

(a)	Types of loans - See Item 11 - “Loan portfolio” on page 72.

(b)	Maturities and sensitivities of loans to changes in interest rates - See Item 18 - Note 57 on pages 176 and 177 and Item 11 - “Loan portfolio” - “Analysis of loans to customers by maturity and interest rate sensitivity” on page 76.

(c)	Risk elements

•	Impaired, past due and restructured loans - see Item 11 - “Loan portfolio - Risk elements in lending” on page 81.

•	Potential problem loans - see Item 11 - “Loan portfolio - Provision and allowance for loan losses” on pages 76 and 80.

•	Foreign outstandings - see Item 11 - “Loan portfolio - Cross-border outstandings” on page 84.

IV.	Summary of loan loss experience

(a)	Analysis of the allowance for loan losses - see Item 11 - “Loan portfolio - Movements in the allowance for loan losses” on page 77.

(b)	Allocation of the allowance for loan losses - see Item 11 - “Loan portfolio - Analysis of allowance for loan losses” on page 80.

V.	Deposits and short-term borrowings

See Item 5 - “Placings with banks”,”Deposits by customers”,”Customer deposits by currency” and “Short-term borrowings” on pages 41 to 42.

VI.	Capital ratios

See Item 5 - “Capital ratios” on pages 38 to 39.

History and development of the company

History

AIB, originally named Allied Irish Banks Limited, was incorporated in Ireland in September 1966 as a result of the amalgamation of three long established banks (the “constituent banks”) with assets aggregating €324 million. At that time the shares of the Munster and Leinster Bank Limited (established 1885), the Provincial Bank of Ireland Limited (established 1825) and the Royal Bank of Ireland Limited (established 1836), were acquired by and were transferred to AIB as a holding company. In 1972, AIB became the sole banking entity in place of the three constituent banks, other than with regard to the currency note issue of the Provincial Bank of Ireland Limited in Northern Ireland, which was transferred to AIB in 1982. This power to issue bank notes in Northern Ireland was transferred to AIB Group (UK) p.l.c. (formerly AIB Group Northern Ireland p.l.c.,) with effect from January 10, 1994.

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

On November 22, 2005, AIB announced that it had agreed the terms of a joint venture with Aviva Group p.l.c., for the manufacture and distribution of life and pensions products in the Republic of Ireland. The joint venture brings together Hibernian Life & Pensions Limited and Ark Life. Under the terms of the agreement, AIB will own an interest of 24.99% in the joint venture company, Hibernian Life Holdings Limited and will enter into an exclusive agreement to distribute the life and pensions products of the joint venture. As part of the transaction, AIB will receive a cash payment of up to €205.4 million. The transaction was completed at the end of January, 2006.

Recent Developments

Sale and leaseback of Bankcentre

The Group’s headquarters building is situated at Bankcentre, Ballsbridge, Dublin 4.A development project is underway which will double the office space on the campus with an expected completion date of early 2008. During 2005, the Group entered into a sale and leaseback transaction in relation to this new development. This transaction will generate a capital benefit to the Group which will be derived over a number of years. See also note 12 in the note to the accounts.

On April 26, 2006, the Group announced that it had agreed a sale and leaseback of its existing headquarters building. The property has been sold in two lots, the total sum paid for the two lots being €377.7 million, with the estimated profit after tax on the deal being approximately €230 million. The initial annual rent payable on these buildings will be €11.6 million per annum. The capital benefit generated from this transaction will be re-invested in the Group’s core banking business to support further profitable growth.

AIB Mortgage Bank

On February 13, 2006 home mortgages to the value of €13.6 billion were transferred from Allied Irish Banks, p.l.c., to AIB Mortgage Bank, a wholly owned subsidiary and a designated mortgage credit institution for the purposes of the Asset Covered Securities Act 2001.

This subsidiary operates a mortgage covered securities programme with an initial €3.5 billion sold to investors in a split tranche deal with three and seven year maturities. The maximum aggregate nominal amount of all securities outstanding under the programme will not exceed €15 billion or other currency equivalent at any one time.

Business overview

Description of business

AIB Group provides a diverse range of banking, financial and related services, principally in Ireland, the United States (“US”), the United Kingdom (“UK”) and Poland. AIB has some 275 branches and outlets in the Republic of Ireland, where the directors estimate its share of the total market for both euro loans and deposits to be in excess of 20%. In Northern Ireland, through its wholly-owned subsidiary AIB Group (UK) p.l.c., which trades there as First Trust Bank, AIB Group operates from some 57 branches and outlets. In Britain, AIB Group (UK) p.l.c., which trades there as Allied Irish Bank (GB), provides a range of banking services through 33 branches and 10 development offices.

Until April 1, 2003, AIB’s main operations in the US were carried out through its subsidiary Allfirst Financial Inc. (“Allfirst”) and through the corporate and retail services of its New York branch. Allfirst operated through branch offices in Maryland, adjoining states and the District of Columbia. Since April 1, 2003, AIB’s main operations in the US are carried out through its interest in M&T Bank Corporation (“M&T”). M&T is headquartered in Buffalo, New York and has a branch network of approximately 700 branches in six states and the District of Columbia. AIB’s direct presence in the US consists of corporate banking, treasury and not-for-profit businesses based in New York, with offices in a number of other principal US cities.

In Poland, the Group operates from 383 branches and outlets, primarily in Western Poland, through its 70.5% owned subsidiary BZWBK.

AIB Group’s activities are conducted through four major operating divisions - AIB Bank ROI;AIB Bank GB & NI; Capital Markets; and Poland. At December 31, 2005 AIB Group had consolidated total assets of €133.2 billion and employed over 23,200 people on an average full time equivalent basis.

The distribution of assets and the number of employees between those major operating divisions was as follows:

	Assets As at December 31, 2005		Employees Year ended December 31, 2005
Division	(Euro in millions)%			%
AIB Bank ROI	55,224	42	9,672	42
AIB Bank GB & NI	20,031	15	2,997	13
Capital Markets	44,371	33	2,536	11
Poland	7,813	6	7,312	31
Group	5,775	4	758	3

Total	133,214	100	23,275	100

Divisional information

AIB Bank Republic of Ireland division

The AIB Bank ROI division, with total assets of €55.2 billion at December 31, 2005 encompasses the Group’s retail and commercial banking operations in Ireland, Channel Islands and Isle of Man; AIB Finance & Leasing; Card Services and AIB’s life and pensions subsidiary, Ark Life Assurance Company Limited. AIB Bank ROI provides banking services through a distribution network of some 275 locations (188 branches and 87 outlets), and in excess of 741 automatic teller machines (“ATMs”). AIB cardholders also have access to over 56,000 LINK ATMs in the UK as well as close to 1 million Visa Plus serviced ATMs worldwide. AIB has an agency agreement with An Post, the national post office network, which enables AIB customers to carry out basic transactions at over 1,000 post office locations nationwide. AIB also offers customers a Debit card, which is co-branded Laser and Maestro. This card provides customers with access to Point of Sale domestically via the Laser Scheme (“Laser” is operated jointly with other financial institutions in Ireland), ATM access domestically via bi-lateral agreements and internationally at any Point of Sale or ATM that displays the Maestro symbol.

In addition, the division offers phone and internet banking services for personal customers through which they can avail of a range of services including; view account information, pay bills, transfer money domestically and internationally, open a savings account, apply for a loan, top up a mobile phone and buy and sell shares. For business customers, an internet based banking service called iBusiness Banking is available. It offers secure internet banking and a comprehensive cash management solution, including domestic and cross-border payment functionality.

Branch banking services are provided across the range of customer segments, including individuals, small and medium sized commercial customers, farmers and the corporate sector. Through the branch network, the division provides a variety of savings and investment products, loans and overdrafts, home loans, home improvement loans, foreign exchange facilities and issues Visa® and Mastercard® credit cards.

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

AIB’s life assurance subsidiary, Ark Life Assurance Company Limited, provides a wide range of financial planning services including life assurance, savings and investment instruments, pensions and inheritance tax planning. AIB recently announced the completion of a joint venture with the Aviva subsidiary Hibernian Life & Pensions Limited and Ark Life whereby the combined entity will provide a full range of products in this sector through a wider channel offering. In Ireland, general insurance products are sold in the branch network through alliances with partners in the insurance industry.

AIB Bank Great Britain and Northern Ireland division

The AIB Bank GB & NI division, with total assets of €20.0 billion, operates in two distinct markets, Great Britain and Northern Ireland, with different economies and operating environments. AIB Group (UK) p.l.c., registered in the UK and regulated by the FSA (Financial Services Authority), operates as the legal entity for the division.

Great Britain In this market, the Division operates under the trading name Allied Irish Bank (GB) from 33 full service branches and 10 business development offices. The Divisional Head Office is located in Uxbridge, in West London, with significant back office processing undertaken at the Divisional Processing Centre in Belfast.

A full service is offered to business and personal customers, although there is a clear focus on relationship banking to the mid-corporate business sector, professionals, and high net worth individuals.

Corporate banking services are offered from London, Glasgow, Birmingham, and Manchester, with particular expertise in the commercial property, education, health and charity sectors.

In 2004, AIB (GB) won the title of “Britain’s Best Business Bank” from the Forum of Private Business for the sixth consecutive time, being ranked top for customer service and maintaining its lead over other major banks.

Northern Ireland In this market, the Division operates under the trading name First Trust Bank from 57 full service branches throughout Northern Ireland. The First Trust Bank Head Office is located in Belfast, together with the Divisional Processing Centre.

A full service is offered to business and personal customers across the range of customer segments, including personal customers, small and medium sized enterprizes and the corporate sector.

Specialist services, including mortgages, credit cards, invoice discounting and asset finance are based in Belfast and delivered throughout the Division.

First Trust Independent Financial Services provides sales and advice on regulated products and services, including protection, investment and pension requirements to the whole of the Division.

Capital Markets division

The activities of AIB Capital Markets, with total assets of €44.4 billion at December 31, 2005, comprise corporate banking, treasury (with the exception of the International Banking Services in BZWBK) and investment banking, which includes the non-Polish asset management and stockbroking activities of the Group.

The activities of the Capital Markets division are delivered through the following main business units: AIB Corporate Banking, Global Treasury, Investment Banking and Allied Irish America (“AIA”).

AIB Corporate Banking provides a fully integrated, relationship-based banking service to top-tier companies, both domestic and international financial institutions and Irish commercial state companies. AIB Corporate Banking has a dedicated unit focusing on developing and arranging acquisition and project finance principally in Ireland, the UK and Continental Europe, and has established Mezzanine Finance funds and CDO funds. The cumulative size of the CDO funds at December 31, 2005 was €1.6 billion. AIB Corporate Banking operates in Ireland, the UK, the US and Continental Europe.

Global Treasury through its treasury operations manages, on a global basis, the liquidity and funding requirements and the interest and exchange rate exposure of the Group. In addition, it undertakes proprietary trading activities and provides a wide range of treasury and risk management services to the corporate, commercial and retail customers of the Group. It also provides import and export services through its international activities.

Investment Banking provides a comprehensive range of services including corporate finance through AIB Corporate Finance Limited, corporate finance and stockbroking through Goodbody Stockbrokers, structured cross-border financing transactions and sophisticated back-office services through AIB International Financial Services Limited, and custodial, trustee and fund administration services through a joint venture with The Bank of New York. At December 31, 2005, the AIB /Bank of New York joint venture, AIB /BNY Securities Services Limited had € 124 billion of funds under administration and had assets under custody of €96 billion. Investment Banking services also include the management of alternative asset management activities (i.e. hedge funds), venture capital funds and property fund activities (principally property in Poland). Asset management is provided through AIB Investment Managers Limited (“AIBIM”) in the Republic of Ireland. The company manages assets principally for institutional and retail clients with € 11.6 billion of funds under management.

AIA’s core business activity is within the not-for-profit sector, operating principally from New York, with offices in a number of other large US cities.

AIB Capital Markets is headquartered at Dublin’s International Financial Services Centre. It also operates from a number of other Dublin locations, and operates AIB’s treasury operations in London, New York and Poland, corporate banking offices in Dublin, various UK cities, various US cities, Frankfurt and Paris, and offices managed by AIB International Financial Services Limited in Budapest, Zurich and Luxembourg.

Poland division

Poland division, with total assets of €7.8 billion at December 31, 2005 comprises Bank Zachodni WBK (“BZWBK”) in which AIB has a 70.5% shareholding, together with its subsidiaries and associates. BZWBK wholesale treasury and an element of BZWBK investment banking subsidiaries’ results are reported in Capital Markets division. AIB completed the merger of its Polish operations in 2001, forming BZWBK which is now Poland’s fifth largest bank. BZWBK’s registered office is located in Wroclaw in south-western Poland. Key support functions are also located in offices based in Poznan and Warsaw. At the end of 2005, BZWBK had total assets of PLN 29.4 billion (€7.6 billion), operated through 383 branches and outlets and 587 ATMs. It employed approximately 7,300 staff, including those employed in the subsidiaries. BZWBK offers comprehensive services to retail and corporate customers. Apart from core banking products and services, its offering includes mortgages, credit cards, retail bonds, mutual funds, treasury and capital market products, leasing and factoring facilities, foreign trade services, asset management, etc. In providing many of its specialized services, BZWBK is supported by its subsidiaries. It operates mainly in the western part of the country and also has a significant presence in major urban areas across Poland such as Warsaw, Krakow, Gdansk and Lodz. BZWBK Corporate Business Centers based in Poznan, Warsaw, Wroclaw, Krakow and Gdansk provide direct and comprehensive relationship-based services to large and mid-sized corporates.

Competition

There is strong competition among providers of banking services, based upon the quality and variety of products and services, the arrival of new institutions, customer relationship management, convenience of location, technological capability, and the level of interest rates and fees charged to borrowers and interest rates paid to depositors.

AIB Group is committed to pursuing an integrated multi-channel strategy utilizing branches, telephone, internet and other direct channels in a complementary manner, to provide customers with choice and convenience.

Republic of Ireland AIB Group provides a diverse range of banking services in the Republic of Ireland. It is subject to competition across the spectrum of banking activities. The major domestic competitor is Bank of Ireland, which like AIB has its headquarters in Dublin. The other principal bank competitors are Anglo Irish Bank, Bank of Scotland (Ireland), National Irish Bank (which is a subsidiary of Danske Bank), Permanent TSB (the retail division of Irish Life & Permanent p.l.c.,), and Ulster Bank (which is a subsidiary of the UK bank, Royal Bank of Scotland Group p.l.c.,). There is, in addition, competition from building societies, mortgage specialists, credit unions, post office, and some smaller financial institutions.

In September 2005 the Irish Competition Authority published its report on competition in the (non-investment) banking sector in Ireland. The Competition Authority report delivers a total of 25 recommendations addressed to the Government, the Financial Regulator, the clearing companies and the banks. These recommendations are currently being evaluated by the relevant stakeholders. Certain recommendations relating to current account records and information are currently being addressed through their inclusion in the new Consumer Protection Code to be published by the Financial Regulator in July 2006.

AIB Group also encounters competition in the investment and corporate banking areas from both domestic and foreign banks, primarily from Europe and North America. In the life assurance market, Ark Life’s main competitors are Irish Life and Bank of Ireland Life. The recently completed joint venture between AIB and Aviva positions it within the top three in the market with a combined market share of approximately 20%.

Britain/Northern Ireland The trend in the UK banking sector to achieve greater economies of scale and to outsource activities to lower cost economies continued in 2005, resulting in lower cost income ratios. However, the longer-term impact of this on customers and staff is still uncertain.

The UK Banking sector remains in a highly competitive phase, buoyed by the prevailing low interest rate cycle and recent benign credit experience. In particular, the demand for finance from the business and corporate sector has been strong, more than offsetting the slowdown in consumer borrowings.

The major competition in Great Britain comes from the main clearers, Royal Bank of Scotland/National Westminster, Barclays, Halifax Bank of Scotland, Lloyds TSB and HSBC. In Northern Ireland, the principal competition is from Ulster Bank, Northern Bank, Bank of Ireland, and UK building societies. There is also a strong credit union movement targeting the personal market, with the majority of customers using a range of financial product providers to obtain the most competitive prices. There is also an increasing range of monoline providers moving into the market providing competition in a single product or market sector. The Competition Commission has launched an inquiry into personal current account banking in Northern Ireland following a referral from the Office of Fair Trading, which is scheduled to finish in 2007.

Poland AIB Group, through its investment in BZWBK, has an approximate 5% share of the Polish financial services market and important regional market concentration. BZWBK is competing with nationwide banks such as PKO BP, Pekao, Bank BPH, ING Bank Slaski, Bank Handlowy both in the retail and corporate market. The rivalry among major banks is increasing, yet the Polish banking sector remains relatively young and shows considerable potential for growth. In 2005, the most notable development in the Polish banking market was the continuing rapid rise in residential mortgage lending, primarily in facilities denominated in foreign currency. BZWBK does not offer foreign currency lending to customers with earnings solely in local currency. Given the macroeconomic prospects and substantial need for housing development, mortgage lending will remain a key growth area and an area of intensive competition. Good long-term prospects in this and many other areas are likely to attract more foreign banks and further accelerate competition. Following Poland’s accession to the EU, credit institutions from other member states can set up branches and undertake banking activities without obtaining a license from the Polish Commission of

Banking Supervision. In June 2005, a deal was announced between UniCredito Italiano and Bayerische Hypo-Und Vereinsbank which will eventually result in the merger of Bank Pekao and BPH based on the compromise reached between Unicredito Italiano and the Polish government. On completion, the deal will create the biggest bank in Poland and change the competition profile of the Polish banking sector.

BZWBK’s extensive branch network supported by investment in e-banking, increasingly sophisticated product offerings, customer-friendly procedures and Customer Relationship Management tools should enable it to successfully grow and protect its market share in the target regions. BZWBK operates a centralized IT system which enhances efficiency and development of new business. This, along with the on-going transfer of knowledge and expertise from AIB Group, makes the Bank well-positioned to compete with major players in the Polish market, both at present and in the future.

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

Proposals may be introduced in the United States Congress and in the New York State Legislature and by various bank regulatory authorities which would alter the powers of, and restrictions on, different types of banking organizations and which would restructure part or all of the existing regulatory framework for banks, bank holding companies and other providers of financial services. Moreover, other bills may be introduced in Congress which would further regulate, deregulate or restructure the financial services industry. It is not possible to predict whether these or any other proposals will be enacted into law or, even if enacted, the effect which they may have on M&T’s business and earnings.

Strategy

The Group’s principal objective is to maintain and enhance its position as Ireland’s leading banking group. With that objective in mind, the Board approved a business plan in 2005 that management has been mandated to implement between now and 2010. This business plan is premised on the delivery of consistent earnings per share growth and shareholder value. Delivery will be based on continued growth in Republic of Ireland retail and corporate business sectors combined with selective pursuit of business opportunities in its UK and Polish markets. In the US and in certain sectors of the Irish business such as life assurance, the plan is to allow the Group to share in the opportunities for growth that are believed to exist in these markets through shareholdings in M&T and Hibernian, respectively.

The Group is the leading financial institution in Ireland with a strategic focus on market share growth in the business segment and market share enhancement in the personal segment. Responding to customer expectations, through delivery of competitively priced products combined with excellence in service, will be key enablers. Continued investment in customer relationship management, process efficiency and risk management competencies will underpin its achievement in a changing competitive environment. In the UK, the Group has both retail (principally in Northern Ireland) and corporate banking businesses, and it has been recognised for its participation in particular sectors. This selective approach to the development of its UK business will continue. Poland presents different opportunities and requires the management of different challenges. As one of the earliest entrants to this market, the Group has been an innovator in Poland, with the roll out of a broadly-based commercial banking business that serves the retail and corporate sectors. The Group is focused on embedding sound lending and investment policies under the supervision of a strong management team, while at the same time empowering management to prudently take advantage of the opportunities for growth that exist. All of these businesses inevitably involve risks, which are discussed elsewhere in this report, and a key aspect for strategy is the management of these risks in a commercially prudent manner that reflects the realities of these different markets.

In some cases, the Group has elected to participate as a minority shareholder in businesses that, while clearly important, are better exploited by making use of the management, experience and other resources that exist in the companies in which it is invested. In the US, where the size and complexity of its business and the markets it serves raises challenges, the Group, in addition to developing its corporate banking activities, exchanged its ownership of Allfirst (based in Maryland, Pennsylvania and Delaware) for a minority interest in M&T (based in upstate New York, but serving a wide range of Eastern states). This transaction, which included cross Board representation, has allowed the Group to benefit from on-the-ground management of an important asset by a highly experienced and well regarded M&T management team, and the opportunity to continue to participate in this important and comparatively stable market. Similarly, in deciding how best to develop the Group’s life assurance business in Ireland, management concluded it would be best to benefit from economies of scale, distribution channels and management expertize by entering into its joint venture arrangement with Hibernian.

Through the prudent integration of the strategies developed for each of these businesses, and a continuing focus on sound capital, lending and risk management considerations, the Group believes it is well positioned to further strengthen its key businesses and to successfully implement the business plan referred to above.

The Irish economy

The following section contains some preliminary official economic outturn data, which are correct at the time of signing this report. It also contains some forward-looking statements about the economic outlook which could be influenced by, among other things, political events and by changes in government economic and fiscal policies and by central bank monetary policies.

AIB Group activities in Ireland account for approximately 69% of total Group assets. As a result, the performance of the Irish economy is extremely important to the Group. However, the Group’s business operations in the United Kingdom, Poland and the United States mean that it is also influenced by political, economic and financial developments in those economies.

Economic growth in the Irish economy, as conventionally measured by changes in real GDP, increased by 4.7% in 2005. This was slightly higher than in 2004, bringing the average increase in the five years to 2005 to 5.1% per annum.

This very strong longer term Irish economic performance reflected a combination of favourable supply and demand side domestic and international factors which developed in the 1990s. On the domestic side, key factors were a highly educated and growing labour force, now augmented by high levels of immigration, tax reform, and improved wage cost competitiveness achieved through a series of social partnership arrangements. On the external side, the Irish economy benefited from improved access to European and global markets, capital inflows from the European Union (“EU”) and inward foreign direct investment.

All of the expansion in the economy in 2005 came from the growth in domestic demand. The positive contribution from exports was more than offset by the rise in imports. The latter reflects Ireland’s strong growth in investment in machinery and equipment. Ireland is currently enjoying a large rise in population of over 2% per annum, an expanding employment base of around 4.7% per annum and rapid residential and non-residential infrastructural development which fuelled growth in domestic demand of 7.3% in 2005. These factors are expected to have a similar influence on Irish domestic demand in 2006.

Because of the very large role played by exports by foreign owned multinationals in the Irish economy, there is a significant amount of annual profit repatriations which often results in differences in the annual growth in real GDP and real GNP. The latter was smaller in absolute terms in 2005, by the equivalent of about 15% of nominal GDP. However, real GNP growth in 2005 surpassed that of real GDP, rising by 5.4%. Over the five years to 2005, real GNP grew at an annual average rate of 4.2%.

The Irish economy is forecast to grow by 5.3% in terms of changes in real GDP in 2006. The growth in real GNP is also forecast at 5%. Both domestic demand and net exports are forecast to contribute to the growth in real GDP in 2006.

Prospects for the United States and the United Kingdom, Ireland’s two most important trading partners, are expected to remain reasonably favourable in 2006. The OECD expects that economic growth in the United States will be about 3.5% in 2006. Growth in the United Kingdom is forecast to be close to its non-inflationary potential of 2.5%. Economic growth in the eurozone was 1.3% in 2005. The eurozone economy is forecast to grow by around 2% in 2006.

Ireland is a member of the eurozone, where euro notes and coin were introduced on January 1, 2002. The European Central Bank (“ECB”), which regulates monetary policy for the euro area as a whole, raised the official refinancing rate by 0.25 percentage points to 2.25% on December 1, 2005, the first change in rates since June 2003. Rates were increased again in March 2006 by a further 0.25%. As the Irish economy accounts for less than 2% of eurozone GDP, economic and monetary developments in Ireland have only a marginal impact on the determination of monetary policy in the area as a whole.

In terms of changes in the external value of the euro, there was an improvement in Irish competitiveness vis-a vis the US dollar in 2005 while the euro remains at competitive levels versus sterling from an Irish point of view. Trade with non-eurozone countries remains important to Ireland. Irish external trade with the United States and the United Kingdom, our two most important trading partners, accounted for a combined 36% of total merchandise exports and 45% of merchandise imports in 2005.

The annual rate of inflation stood at 3.5% in March 2006. This reflected higher energy costs and the impact of higher mortgage rates. The average rate of inflation in 2005, as measured by the official Consumer Price Index (“CPI”), was 2.5%, up from 2.2% in 2004. The average for 2006 is expected to be around 3.3%. Irish inflation is expected to rise broadly in line with the average for the eurozone in terms of the Harmonized Index of Consumer Prices (“HICP”).

The Irish public finances are very stable and close to balance. Irish budgetary policy remains well within the terms of the EU’s Stability and Growth Pact, which sets an upper limit of 3% on general government deficits as a percentage of GDP. Ireland had a general government surplus of 1% of GDP in 2005 and is officially projected to run a deficit of 0.6% of GDP in 2006. The projected deficit comes against a background where public capital borrowing will exceed 4% of GDP and where the Exchequer has a surplus of over 2.5% of GDP in terms of the difference between day–to-day spending and revenue.

Ireland’s general government debt/GDP ratio is forecast at 28% in 2006. The debt ratio has fallen steadily from 95.5% in 1991. The maintenance of budgetary stability is helped by the strength of the labour market. Ireland continues to experience a strong rate of net job creation, up 4.6.% year-on-year in the third quarter of 2005. While the growth in the labour force was also buoyant, the seasonally adjusted unemployment rate stabilized at 4.4% towards the end of 2005.

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

Supervision and regulation

Ireland

Overview of financial services legislation

Since 2003 there has been a single regulatory authority for the financial services sector in Ireland. The Central Bank and Financial Services Authority of Ireland Act 2003 continued the corporate existence of the Central Bank of Ireland but re-named it the Central Bank and Financial Services Authority of Ireland (the “Bank”) and established the Irish Financial Services Regulatory Authority (the “Financial Regulator”) as a constituent part of the Bank. The Financial Regulator is responsible for regulating and supervising a range of banking and financial services entities in Ireland including credit institutions, investment firms, stockbroking firms, insurance companies and credit unions and operates on the principle of consolidated regulation. The Central Bank and Financial Services Authority of Ireland Act 2004 (the “2004 Act”) establishes the Financial Services Ombudsman Bureau to deal with certain complaints about financial institutions; consumer and industry consultative panels to advise the Financial Regulator; and imposes new reporting and auditing obligations for financial institutions.

The banking regulatory code in Ireland is comprised principally of the Central Bank Acts 1942 to 1998 (the “Central Bank Acts”); regulations made under the European Communities Act 1972; and regulatory notices issued by the Financial Regulator. The ministerial regulations and the regulatory notices of the Financial Regulator implement in Ireland the substantial range of EU directives relating to banking supervision and regulation, including the Consolidation Directive (2000/12/EC), and the Deposit Guarantee Scheme Directive. To the extent that areas of banking activity in Ireland are the subject of EU regulations or directives, the provisions of Irish banking law reflect the requirements of those EU instruments.

The Central Bank Acts regulate the conduct of banking business in Ireland and provide that banking business may only be carried on by the holder of a banking license or an entity which exercises “passport rights” to carry on business in Ireland (as to which, see further below). The Financial Regulator may, in its discretion, grant or refuse a license under the Acts and may attach conditions to any licenses granted. The Financial Regulator is empowered in specified circumstances, after consultation with the Minister for Finance, to revoke a license granted under the Central Bank Acts. Each of Allied Irish Banks, p.l.c. and AIB Finance Limited holds a banking license; no conditions are attached to any of these licenses.

In addition to the credit institutions listed above, the AIB Group includes a number of other financial services companies, each of which is also regulated by the Financial Regulator, in its capacity as the single financial services regulator. Ark Life Assurance Company Limited, carries on business as an authorized life assurance company and must comply with the provisions of legislation including, the Insurance Act 1936 and the European Communities (Life Assurance) Framework Regulations 1994 (the “Framework Regulations”). Goodbody Stockbrokers, is authorized as a stockbroking company pursuant to the Stock Exchange Act 1995, which is the principal piece of legislation regulating stockbroking firms. AIB Mortgage Bank, is a designated mortgage credit institution under the Asset Covered Securities Act 2001, to issue mortgage covered securities. In addition to the role of the Financial Regulator, the activities of a credit institution that is designated for the purposes of the Asset Covered Securities Act 2001 are subject to close oversight by an independent covered assets monitor. The role of the covered assets monitor is principally to ensure that the assets maintained in the covered assets pool are sufficient to provide adequate security to the holders of the asset covered securities. A number of subsidiaries of AIB Group including AIB Investment Managers Limited, AIB Corporate Finance Limited, Allied Irish Capital Management Limited and AIB International Financial Services Limited, provide investment business services and investment advice and each is authorized as an investment business firm under the Investment Intermediaries Act 1995.

AIB Group’s operations in other jurisdictions are addressed below.

The EU “passport”

The Second Banking Directive (Directive 89/646/EEC) was the key legislative provision which introduced a single market in banking within the European Union (the “EU”). The Second Banking Directive was implemented in Ireland by the European Communities (Licensing and Supervision of Credit Institutions) Regulations 1992 (the “Passport Regulations”). The Passport Regulations permit a credit institution authorized in an EU Member State (the “Home State”) to carry on business as such in any other EU Member State (the “Host State”) without having to obtain an official authorization from the relevant regulator in the Host State. The authorization from the Home State operates effectively as a “passport” to do business throughout the EU. Other EU Directives which have been implemented in Ireland provide similar “passporting” mechanisms for authorized stockbroking firms, authorized investment business firms and authorized life assurance companies. In the spirit of co-operation between financial regulators throughout the EU, the Passport Regulations provide that in exercising its regulatory functions, the Financial Regulator may collaborate with any competent authority from another Member State with similar functions, to the extent that it considers reasonable. The Passport Regulations also permit the Financial Regulator to carry out an inspection or investigation of a credit institution from another EU Member State which has exercized passport rights and established a branch in Ireland.

The Financial Regulator

The Financial Regulator has a wide range of statutory powers to enable it to effectively regulate and supervise the activities of financial institutions in Ireland. Features include prudential regulation, codes of conduct and restrictions on acquiring transactions, each of which is addressed in more detail below. The Financial Regulator also has wide-ranging powers of inspection: inspectors appointed by the Financial Regulator may enter the relevant premises, take documents or copies thereof, require persons employed in the business to provide information, and order the production of documents. In cases of extreme concern, the Financial Regulator may direct a license-holder to suspend its business activity for a specified period and may also intervene in the management or operation of an entity. The Financial Regulator must also approve appointments to senior and influential positions in licensed entities, and it is finalising new fitness and probity requirements, to be applied from June 2006.

The Financial Regulator may impose administrative sanctions directly on financial institutions for failure to comply with regulatory requirements (including codes of conduct and practice), subject to a right of appeal by the institution to the Irish Financial Services Appeals Tribunal. Such administrative sanctions may include a caution or reprimand, financial penalties (not exceeding €5 million in the case of a company or €0.5 million in the case of an individual), and a direction disqualifying a person from being concerned in the management of a regulated financial service provider.

The 2004 Act gives the Financial Regulator the power to request a licensed entity to provide it with a statement confirming that the entity has complied with legal obligations that the Financial Regulator may identify in the relevant request.

Prudential supervision and codes of conduct

In the context of its prudential supervision of credit institutions and investment business firms, the Financial Regulator has powers to implement EU Directives relating to the financial regulation of such entities. It may from time to time require a credit institution/investment business firm to maintain a specified ratio, or a certain minimum or maximum ratio, between its assets and its liabilities, which may be expressed to apply to all license-holders of a specified category or categories, to the total assets or total liabilities of the license-holders concerned, or to specified assets or to assets of a specified kind. The Financial Regulator is concerned principally to ensure that certain minimum standards apply (before a license/authorization is issued and, on an ongoing basis) in respect of the following: (a) initial capital requirements; (b) own funds/solvency requirements; (c) capital adequacy requirements; (d) liquidity requirements; (e) large exposures limits; and (f) funding requirements. The European Communities (Financial Conglomerates) Regulations 2004 (the “Financial Conglomerate Regulations”) have implemented in Ireland the Financial Conglomerates Directive (Directive 2002/87/EC). The Financial Conglomerate Regulations put in place new rules regarding the supplemental supervision of regulated entities in a financial conglomerate; that is, a financial group which provides products and services in the banking, investment and insurance sectors. The new requirements include own funds requirements, notification obligations in relation to risk concentrations and intra-group transactions and obligations in relation to the maintenance of adequate risk-management processes and internal control mechanisms.

The existing capital adequacy rules for credit institutions and investment business firms are derived substantially from the Basel I Accord originally signed in 1988 and implemented at EU level by the EU Own Funds/Solvency Ratio Directives. It is expected that, following the publication of the Basel II framework, and the implementation of European Commission’s Proposal of July 14, 2004 for the Capital Requirements Directive, the capital adequacy rules currently applicable to banks and investment firms will be amended significantly, so as to relate capital levels more closely to risks. AIB Group is currently considering the impact of the new requirements on its business. In terms of prudential supervision of other financial services firms within AIB Group, a designated mortgage credit institution is subject to detailed rules regarding the maintenance and composition of its covered assets pool, in order that it may issue asset-covered securities; and a life assurance company is required by the Financial Regulator to ensure that it maintains technical and mathematical reserves, a prescribed margin of solvency and a minimum guarantee fund.

For prudential reasons, restrictions are imposed generally on “acquiring” transactions involving an investment by third parties in a credit institution, investment business firm, stockbroking firm or life assurance company. The approval of the Financial Regulator is required for a substantial acquisition by a credit institution.

A credit institution is also restricted in terms of the investments which it may make in third parties. First, the Licensing and Supervision Requirements and Standards for Credit Institutions (the “Licensing Standards”) prohibit a credit institution from acquiring, directly or indirectly, more than 10% of the shares or other interests in another company without the prior written approval of the Financial Regulator. The credit institution must also notify the Financial Regulator of any disposal of the whole or part of such a holding. Second, the Passport Regulations prohibit a credit institution from investing an amount of more than 15% of its own funds in the acquisition of a qualifying holding of any company, other than another credit institution or financial institution or an EU-authorized insurance company. The total amount of such qualifying holdings should not exceed 60% of the credit institution’s own funds.

The Financial Regulator has issued a range of codes of conduct, codes of practice and other requirements such as advertising standards applicable to, variously, credit institutions and other regulated financial entities (including investment business firms, stockbroking firms and insurance companies). The codes address a substantial range of requirements including; supervisory and reporting requirements; advertising requirements; books and records requirements; disclosure requirements; and client money requirements. The Financial Regulator plans to finalize a new Consumer Protection Code in July 2006 with the phased implementation over the following 12 months.

The European Communities (Insurance Mediation) Regulations 2005 have implemented the EU Directive on insurance mediation and lay down rules for undertaking insurance mediation and reinsurance mediation, as well as prescribing registration requirements for persons who wish to carry out insurance mediation business or act as an insurance intermediary or as a reinsurance intermediary.

Every credit institution that is authorised in Ireland is obliged to draw up and publish its annual accounts in accordance with the European Communities (Credit Institutions: Accounts) Regulations 1992 as amended by the European Communities (International Financial Reporting Standards and Miscellaneous Amendments) Regulations 2005.

Deposit protection and investor compensation

Under the European Communities (Deposit Guarantee Schemes) Regulations 1995 and the European Communities (Deposit Guarantee Schemes) Regulations 1999, which implement in Ireland the Deposit Guarantee Schemes Directive, the Financial Regulator operates a deposit protection scheme under which each licensed bank must contribute to the deposit protection account held by the Financial Regulator. Currently, the level of contribution required is 0.2 per cent of deposits (in whatever currency)

held at all branches of the licensed bank in the EEA, including deposits on current accounts but excluding interbank deposits and deposits represented by negotiable certificates of deposit. The Investor Compensation Act 1998 (the “1998 Act”) provided for the establishment of the Investor Compensation Company Limited (the “ICCL”) to administer and supervise investor compensation schemes. The 1998 Act requires authorised investment firms to pay the ICCL such contribution to the fund maintained by the ICCL as the ICCL may from time to time specify. The ICCL is given discretion to specify different rates or amounts of contributions or different bases for the calculation of contributions of different classes or categories of investment firms. The maximum amount payable is 90% of all deposits held by one depositor, subject to a maximum compensation payment of €20,000.

Companies legislation

Each Irish AIB Group company is incorporated under the Irish Companies Acts 1963 to 2005 (the “Companies Acts”) or previous legislation having equivalent effect, and must comply with the provisions of such legislation. The Director of Corporate Enforcement, an Irish independent statutory officer, is responsible for encouraging compliance with, and enforcement of, the Companies Acts.

Although not-yet-commenced provisions of the Companies (Auditing and Accounting) Act 2003 (the “2003 Companies Act”) propose changes to the corporate governance regulatory framework in Ireland for a range of companies (including all public limited companies, and private limited liability companies exceeding prescribed thresholds), those proposed changes are to be modified significantly before they are brought in to force. In December 2005, the Minister for Trade and Commerce announced that the 2003 Companies Act will be amended to require directors of affected companies to make a statement of compliance with regard to tax law and many indictable offences in company law, in which the directors: (a) acknowledge their responsibilities for securing compliance with regard to those obligations; (b) adopt a compliance policy statement; (c) confirm that they have arrangements in place for securing material compliance with those obligations; and (d) confirm that the arrangements have been reviewed during the year. The last two points are subject to ‘a comply or explain’ principle.

The Financial Regulator’s power to require a regulated entity to provide a statement of compliance with the entity’s legal obligations has been mentioned above.

Consumers

The provision of credit to consumers is regulated in Ireland by the Consumer Credit Act 1995 (the “1995 Act”) and the 1995 Act is relevant to the AIB Group to the extent that any of its Group companies provides credit to consumers. The 1995 Act prescribes a range of detailed requirements to be included in consumer credit agreements and imposes a number of obligations on the provider of such credit. The 1995 Act imposes a requirement on all credit institutions to notify the Financial Regulator in advance of imposing any charge in relation to the provision of a service on a customer; increasing any charge previously notified; or imposing any charge that does not comply with a direction from the Financial Regulator. The European Commission has published a proposal for a Directive on the Community-wide harmonization of consumer credit law which will impact the provisions of the 1995 Act, but the proposal has yet to be adopted.

Irish law contains a wide range of consumer protection provisions, such as the European Communities (Unfair Terms in Consumer Contracts) Regulations 1995 and other measures regulating the content of face-to-face and distance marketing contracts made with a consumer.

The Consumer Director, a full member of the board of the Financial Regulator, aims to monitor closely the provision of financial services to consumers, and is finalising its previously-mentioned Consumer Protection Code, which the Financial Regulator plans to finalize in July 2006.

Financial Services Ombudsman’s Bureau

The jurisdiction of the Financial Services Ombudsman’s Bureau includes smaller-scale business customers as well as consumers. The Ombudsman, a statutory body, investigates, mediates in and adjudicates on complaints made by such customers. If a successful conclusion is not mediated and the Ombudsman finds against a financial services provider, the Ombudsman may make an award to a complainant of a maximum of €0.25 million, and may require the financial services provider to modify its practices relating to the complaint.

Anti-money laundering

Financial institutions (including credit institutions, investment business firms, stockbroking firms and insurance companies) designated under the Criminal Justice Act 1994 (the “1994 Act”) are obliged to take the necessary measures to effectively counteract money laundering in accordance with the provisions of the 1994 Act and the relevant sectoral Guidance Notes which have been issued with the approval of the Money Laundering Steering Committee. The 1994 Act and the relevant Guidance Notes set out measures to counteract money laundering in line with the Forty Recommendations of the OECD-based Financial Action Task Force and the EU Directives on the prevention of the use of the financial system for the purposes of money laundering. Analogously, Ireland applies EU and UN mandated restrictions on financial transfers with designated individuals and regimes, and prescribes criminal offences for participating in the financing of terrorism.

Data protection

The Data Protection Acts 1988 and 2003 (the “DPA”) regulate the retention and use of data relating to individual customers. The DPA also require certain “data controllers” including financial institutions and insurance companies which process personal data to register with the Irish Data Protection Commissioner. Each relevant AIB Group company has complied with its obligations under the DPA. The European Communities (Electronic Communications Networks and Services) Data Protection and Privacy Regulations 2003 implement the EU Electronic Privacy Directive and regulate cold-calling and other unsolicited communications.

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

The FSMA is the principal piece of legislation governing the establishment, supervision and regulation of financial services in the UK. The FSA is the single regulator for the full range of financial business in the UK; it derives its powers under the FSMA and regulates both the prudential aspects and conduct (including market conduct) of those businesses. The FSA Handbook contains the rules and guidance issued by the FSA.

The FSA is responsible both for the prudential supervision and for the general supervision of AIB Group (UK) p.l.c.’s business in the UK. The FSA’s prudential rules include requirements in respect of, among other things, capital adequacy, limits on large exposures and liquidity. The FSA carries out a systematic analysis of the risk profile of each regulated financial institution, in accordance with its “ARROW” framework (Advanced Risk Responsive Operating frameWork). The basic method of prudential supervision of banks employed by the FSA involves the regular reporting of statistical information in a set of returns giving both balance sheet and consolidated statement of income data, returns on the maturity structure of assets and liabilities, sectoral analysis of business and details of concentration of risk in assets and deposits. Regular review meetings are held by the FSA with AIB Group (UK) p.l.c. management to discuss issues such as performance, risk management and strategy. AIB Group (UK) p.l.c. is also required to comply with the other (non-prudential) rules promulgated by the FSA, including rules relating to conduct of business, market conduct (including market abuse), money laundering (see further below) and systems and controls.

As with other EU member states, the UK will be required to implement the proposed EU Capital Requirements Directive (described in “Supervision and regulation – Ireland” above) into national law. The FSA published its second consultation paper on the implementation of the Capital Requirements Directive in February, 2006. The various approaches under the framework set out in the Capital Requirements Directive will be implemented in the UK in stages, some from January 1, 2007, and the most advanced from January 1, 2008.

AIB Group (UK) p.l.c. has the statutory power to issue bank notes as local currency in Northern Ireland (it does this under the name “First Trust Bank”). In this connection, it is subject to the provisions of the Bank Charter Act 1844, the Bankers (Northern Ireland) Acts 1845 and 1928, the Currency and Bank Notes Act 1928, the Allied Irish Banks Act (Northern Ireland) 1971, the Allied Irish Banks Act 1981, the Allied Irish Banks Act 1993 and the Allied Irish Banks Act 1996.

The Banking Code is a voluntary code followed by UK banks (and building societies) in their relations with personal customers in the UK. It covers current accounts, personal loans, savings and credit cards. The first Banking Code took effect in March 1992 and is revised periodically, the most recent revised edition became effective on March 1, 2005. The Business Banking Code covers banks’ relations with small businesses (those with a turnover of up to £1 million a year). The first Business Banking Code took effect in March 31, 2002 and a revised edition became effective on March 1, 2005. AIB Group (UK) p.l.c. has adopted both the Banking Code and the Business Banking Code. Compliance with each of the codes is monitored by the Banking Code Standards Board.

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

Regulation of AIB

AIB is incorporated and has its head office in Ireland, and is authorized as a credit institution in Ireland by the Financial Regulator. Pursuant to the Banking Consolidation Directive (Directive 2000/12/EC) AIB has exercized its EU “passport” rights to provide banking, treasury and corporate treasury services in the UK through the establishment of branches (in the name of AIB) and also by providing services on a cross-border basis.

In accordance with the Banking Consolidation Directive, the “home state” regulator (here, the Financial Regulator) has primary responsibility for the prudential supervision of credit institutions incorporated in Ireland. However, credit institutions exercizing their “passport” rights must comply with certain requirements (in particular, conduct of business rules) set by the “Host State” regulator (here, the FSA). In addition, the FSA has a responsibility to co-operate with the Financial Regulator in ensuring that branches of Irish credit institutions in the UK maintain adequate liquidity and take sufficient steps to cover risks arising from their open positions on financial markets in the UK. The Banking Consolidation Directive will be “recast” upon the final adoption of the Capital Requirements Directive during 2006, however, the provisions relating to the EU passport will remain generally untouched.

Under the Banking Consolidation Directive, the Host State regulator (here, the FSA) is empowered in specified circumstances to impose a prohibition on, or to restrict the listed activities of, an incoming firm utilizing its EU passport. Consistent with the allocation of supervisory responsibilities in the Banking Consolidation Directive, the FSA would usually only exercize such powers after consulting the Financial Regulator and indeed, in certain circumstances, the Banking Consolidation Directive explicitly requires such consultation. The FSA has a memorandum of understanding with the Financial Regulator which, inter alia, expresses the willingness of the respective authorities to exchange information in order to facilitate the effectiveness of the supervision of credit institutions in the EU. It also provides for the exchange of information in crisis situations and in cases where the authorities become aware of contraventions of the law by institutions covered by the Banking Consolidation Directive operating in their territory.

Regulation of other AIB Group entities

Certain other AIB Group entities currently have FSA authorization to carry on regulated activities (either by way of the right to provide cross-border services into the UK under the EU passport or by way of direct authorization), however, they carry on an insignificant amount of business in the UK at present.

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

The UK government intends that regulated mortgage contracts will not be regulated by the Consumer Credit Act 1974 (the “CCA 1974”), which otherwise governs certain credit agreements made with consumers (see below). This exemption only affects credit agreements made on or after the Commencement Date, and credit agreements made before the Commencement Date but subsequently changed such that a new contract is entered into on or after the Commencement Date and constitutes a regulated mortgage contract. A court order under section 126 of the CCA 1974 is, however, necessary to enforce a land mortgage securing a regulated mortgage contract that would, apart from this exemption, be regulated by the CCA 1974 or be treated as such.

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

Deposit protection and investor compensation

The Financial Services Compensation Scheme (“FSCS”) protects depositors in respect of their deposits with authorized banks in the UK. Payments under the FSCS are limited to 100% of the first £2,000 of a depositor’s total deposits with the institution and 90% of the next £33,000, resulting in a maximum payment of £31,700. The FSCS also applies to investments, and covers loss arising when an investment business goes out of business and is unable to make payments to investors and also loss arising from bad investment advice or poor investment management. Payments under the FSCS for a claim against an investment firm (including residential mortgage business) are limited to 100% of the first £30,000 of an investor’s total investment and 90% of the next £20,000, resulting in a maximum payment of £48,000.

In respect of insurance mediation business, payments under the FSCS for a claim against an insurance mediation firm are calculated on the basis of (i) in respect of claims in respect of liabilities subject to compulsory insurance, 100% of the claim and (ii) in respect of other insurance claims, 100% of the first £2,000 and 90% of the remainder of the claim, with no limit to the claim in either circumstance. Each of AIB Group (UK) p.l.c. and First Trust Independent Financial Advisers Ltd is covered by the FSCS. AIB, as a bank operating in the UK under its EU passport, is not covered by the FSCS but, in accordance with the Deposit Guarantee Plans Directive (Directive 94/19/EC), is covered by its home state (Ireland) deposit compensation scheme (as described in “Supervision and regulation – Ireland” above).

Companies legislation

AIB, having established a place of business in England in connection with its corporate and treasury operations in the UK, is also subject to the provisions of the Companies Acts of Great Britain which apply to overseas companies. AIB Group (UK) p.l.c. and all other AIB Group companies incorporated in Northern Ireland is subject to the provisions of the Companies Order (Northern Ireland) 1986.

Consumer credit

The CCA 1974 regulates the provision of secured and unsecured loans for amounts up to £25,000 and ancillary credit businesses such as credit brokerage and debt collecting. The Office of Fair Trading is responsible for the issue of licenses under, and the superintendence of the working and the enforcement of the CCA 1974 and other consumer protection legislation. Both AIB and AIB Group (UK) p.l.c. hold current CCA 1974 licenses. In December 2004, the UK Parliament published a Consumer Credit Bill for the purposes of reforming the CCA 1974. The Consumer Credit Bill received Royal Assent on March 30, 2006 in the form of the Consumer Credit Act 2006 (the “CCA 2006”). The amendments brought about by the CCA 2006 to the CCA 1974 will come into force on such days as the Secretary of State for Trade and Industry may appoint.

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

Anti-money laundering

All persons engaged in the UK financial sector are subject to the UK anti-money laundering regime as set out in the Money Laundering Regulations 2003 (the “2003 Regulations”) (which impose requirements on such persons as to customer identification, record keeping, internal reporting and training of employees) and the Proceeds of Crime Act 2002 (which requires persons working in the regulated sector to disclose knowledge or suspicion of money laundering). Regulated entities are also subject to the FSA’s Money Laundering Sourcebook (“ML”) (which reflects rules similar to those in the 2003 Regulations). On January 27, 2006 the FSA published Policy Statement PS 06/1 which stated that, in recognition of the fact that many of the provisions of ML were duplicative of provisions of the existing UK anti-money laundering regime, ML was to be deleted in its entirety with effect from August 31, 2006. Some of the provisions of ML are being replaced with high level provisions in the FSA’s Senior Management Systems and Control sourcebook (“SYSC”). The majority of the new provisions came into effect on March 1, 2006. During the transitional period between March 1 and August 31, 2006 compliance with provisions of ML will be treated as compliance of new provisions of SYSC. The Joint Money Laundering Steering Group (the “JMLSG”) Guidance Notes 2006 provide practical assistance in complying with the UK anti-money laundering regime.

Data protection

The Data Protection Act 1998 regulates the retention and use of data relating to individual customers. It requires every “data controller” who is processing personal data to notify the UK Information Commissioner. Each relevant AIB Group company has made appropriate notifications under that Act.

Poland

Overview of banking regulation

Bank Zachodni WBK S.A. (“BZWBK”), with its registered office in Wroclaw, is established under Polish Law as a joint stock company authorized to carry out banking business in Poland. It is subject to the regulatory framework laid down by the Banking Act of 1997 as amended (“Banking Act”), the National Bank of Poland Act of 1997 as amended (“NBP Act”), specific regulation by the National Bank of Poland (“NBP”) and the Banking Supervision Commission (“BSC”), the Law on the Banking Guarantee Fund of 1994 as amended (“BGF Law”). The Banking Act is of primary importance as it regulates the operation of the Polish banking system. It defines the principles governing the foundation of banks in Poland, their organization, activity, turnaround process, liquidation, bankruptcy and supervision. In compliance with its articles, banking business in Poland is restricted to holders of banking licenses. After Poland’s accession to the EU, the amendments to the Banking Act implemented the EU “single market” principle. As a result, credit institutions from other EU member states may undertake banking business in Poland upon notifying the BSC.A branch set up by such a credit institution is subject to supervision by appropriate authorities in the credit institution’s home state. Still, it must comply with Polish law and the BSC is obliged to monitor its liquidity. The Banking Act and the respective executive regulations have established various prudential standards, including limits on each bank’s commitments to individual customers, limits on lending concentrations, classification of the quality of bank assets, constraints on equity investments, monthly reporting of liquidity levels and capital adequacy ratios. These requirements are generally in line with international standards.

The NBP and the BSC

The NBP Act regulates the NBP, including the Monetary Policy Council and the BSC. The NBP, being the central bank of Poland, does not engage in commercial banking, but performs regulatory functions in relation to banks operating in Poland. The Monetary Policy Council, which is placed within the NBP, is responsible for the monetary policy of Poland, sets official interest rates and the obligatory reserve rate. The BSC supervises the activities of Polish banks and its decisions are implemented by the General Inspectorate of Banking Supervisory (“GIBS”), an organizationally autonomous authority within the NBP structures. The objective of the supervision carried out by the BSC and its executive agency, GIBS, is to monitor and curtail excessive exposure of banks to various banking risks and thus ensure the safety of customer deposits and the stability of the financial system. The main tools employed by them include: (a) assessment of adequacy and qualifications of bank management as part of the license issuing process and the reviewing of the management composition and ownership structure; (b) development of regulations limiting risk exposure, including capital requirements, liquidity levels, limits on net open FX positions, etc.; (c) monitoring financial standing of banks through the prudential reporting system; (d) identifying potential threats to banks’ financial soundness and initiating preventive measures and remedy programs; and (e) performing on-site examinations of banks to evaluate the quality of their reporting, risk management methods and compliance with the applicable law and statutes.

Deposit protection

Pursuant to the BGF Law, a banking guarantee fund was created to provide deposit insurance to all bank customers and to assist banks in the case of solvency problems. The BGF Law stipulates that banks must contribute the same predetermined percentages of the value of their risk-adjusted assets, guarantees and other off-balance sheet liabilities to the Banking Guarantee Fund. The scheme provides for full coverage for each depositor up to the PLN equivalent of €1,000 with the surplus being guaranteed at the rate of 90% up to the PLN equivalent of €22,500.

Supervision of capital markets

As an issuer of securities trading in the regulated market, BZWBK is subject to the three acts governing capital markets in Poland, namely the Act on Trading in Financial Instruments, the Act on Public Offering, Conditions for Introduction of Financial Instruments to Organized Trading System and on Public Companies, and also the Act on Capital Market Supervision. The new regulations came into effect on 24 October 2005 and superseded the previous Act on Public Trading in Securities (“PTS Act”). They have brought complete harmonization of the Polish capital law with the EU regulations, made it more liberal and market-friendly and set up a new legal system (legal issues divided into three separate groups: primary market, secondary market and supervision) to facilitate implementation of new EU directives. A number of changes were introduced to enhance the level of market protection and provide more effective measures against irregularities. These include, among others, a precise definition of financial trading manipulation and an obligation of investment firms rendering financial services to notify the Securities and Exchange Commission of Poland (“Polish SEC”) of any suspicious transactions.

The status of the Polish SEC as the government agency supervising the Polish capital market remains unchanged, yet its array of powers is extended to include a couple of new administrative measures. Among many other tasks, the Commission is charged with responsibility to ensure equal access to reliable information for all market participants. The issuers of securities trading in the regulated market are required to disclose any circumstances or events that classify as inside information. Information is considered inside if it is likely to have a significant impact on the price or value of the financial instrument or the related derivative instruments, is precise in nature and related to persons executing orders to trade in financial instruments. The issuers are also obliged to make public disclosures in the form of periodic (annual, semi-annual, quarterly) and current reports (on specific events concerning the issuer) which are regulated by the executive ordinance based on the Act on Public Offering.

Anti-money laundering

The Act of 2000, as amended on Counteracting Introduction into Financial Circulation of Property Values Derived from Illegal or Undisclosed Sources imposes measures to prevent money laundering and the financing of terrorism. It also defines the scope of entities obliged to register transactions and their specific duties with regard to gathering and disclosing information. Reports on suspicious transactions are required to be filed with the General Inspector of Financial Information, who analyses them and in cases of justified suspicion that a given transaction constitutes a crime, passes information to a prosecutor along with respective documents. BZWBK has made the organizational and procedural arrangements that are necessary to comply with the requirements under the Act.

Data protection

The Act on the Personal Data Protection of 1997, as amended, determines the principles of personal data processing and the rights of natural persons whose data are or can be processed as a part of a data filing system. The law is enforced by the Bureau of Inspector General who among other duties maintains a central registry of databases. Registration details include the name and address of the data controller, the scope and purpose of the data processing, methods of collection and disclosure, and the security measures. BZWBK has submitted relevant notifications to the Inspector General.

United States

Nature of the AIB Group’s US activities

AIB conducts operations in the United States directly and also indirectly through its shareholding in M&T. These direct and indirect activities require AIB and its affiliates to comply with a range of US federal and state laws.

Applicable federal and state banking laws and regulations

The International Banking Act of 1978 (the “IBA”) imposes limitations on the types of business that may be conducted by AIB in the United States and on the location and expansion of banking operations in the US. Because of its 23.8% shareholding in M&T,AIB is also subject to the provisions of the Bank Holding Company Act of 1956, as amended (together with regulations thereunder, the “BHCA”), and is subject to regulation by the Board of Governors of the Federal Reserve System (the “Board”).

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

In addition to its indirect operations in the United States through M&T,AIB conducts corporate lending, treasury and other operations directly through its New York branch and other offices in major US cities. The New York branch is licensed by the Superintendent of Banks of the State of NewYork, and is subject to supervision, regulation and periodic examination by the Banking Department of the State of NewYork. Acting through the New York branch and its various US offices, AIB is subject to a variety of federal and state banking and other laws.

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

Applicable federal and state securities laws and regulations

AIB’s ordinary shares are listed on the New York Stock Exchange and are registered with the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934 (the “Exchange Act”). Like other registrants, AIB files Exchange Act reports and other information with the SEC, including Annual Reports on Form 20-F and Current Reports on Form 6-K. On July 30, 2002, the President of the United States signed into law the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”). The Sarbanes-Oxley Act imposes significant requirements on AIB and other SEC registrants. These include requirements with respect to the composition of AIB’s audit committee, the supervision of AIB’s auditors (and the services that may be provided by such auditors), and the need for personal certification by the chief executive officer and chief (principal) financial officer of Annual Reports on Form 20-F, as well as the financial statements included in such reports and related matters.

In 2005, the SEC adopted selected rule changes to accommodate specific concerns of non-US SEC registrants such as AIB that are subject to its reporting requirements. On March 2, 2005, it agreed to extend the deadline for compliance by non-US companies with the internal control requirements adopted under the Sarbanes-Oxley Act. The postponement means that AIB will not become subject to the SEC’s internal control reporting requirements until the first fiscal year ending on or after July 15, 2006. In addition, on April 13, 2005, the SEC further amended its rules to provide a one time accommodation to non-US registrants that propose to file financial statements with the SEC prepared in accordance with IFRS for the first time. This rule change permits eligible non-US registrants, including AIB, to file two years as against the customary three years of income statements, changes in shareholders’ equity and cash flows prepared in accordance with IFRS, with appropriate related disclosure. This accommodation has been adopted by AIB in connection with the filing of this Form 20-F. The rule change does not affect the currently applicable requirement to reconcile selected line items in the financial statements to US GAAP.

Description of property

At December 31, 2005 AIB Group operated from approximately 800 branches and outlets worldwide, principally in Ireland, Northern Ireland, Britain and Poland. A majority of the branches and offices are owned outright, with the remainder, being held under commercial leases.

AIB Group’s headquarters building is situated at Bankcentre, Ballsbridge, Dublin 4, a campus style complex of interlinked buildings on a site of approximately 14 acres completed in 1979. It contains approximately 350,000 square feet of space (gross) and houses most of AIB Group’s support functions (see Item 4 - Recent Developments in respect of the agreed sale and leaseback transaction relating to this building). A development project is now underway which will double the office space on this campus with an expected completion date of early 2008. The Group currently operates out of a number of head office locations in Dublin. This new development will facilitate the consolidation of support and business activities and hence significantly reduce the number of head office locations. In 2005, the Group entered into a sale and leaseback transaction in relation to this development.

In addition, since 2003 AIB Group leases the AIB International Centre in Dublin’s International Financial Services Centre containing approximately 120,000 square feet of space (gross). This building, which was previously owned by the Group, is held under a 25 year lease with a break clause in 2013 and is occupied by the Capital Markets division, accommodating their global treasury management and other activities.

In Britain, AIB Group (UK) p.l.c is the major tenant of Bankcentre - Britain, located at Belmont Road, Uxbridge, West London, occupying approximately 63% of the 74,000 square feet of office space. The building, held under a 25 year lease from completion of construction in 1988, serves as headquarters for AIB Group operations in Britain.

In Northern Ireland, AIB Group (UK) p.l.c owns the First Trust Centre, a building containing 90,000 square feet of office space and located at 92 Ann Street, Belfast. This, together with a building at 4 Queens Square, Belfast comprising 32,000 square feet serves as headquarters for AIB Group operations in Northern Ireland.

In Poland, BZWBK owns its head office buildings in Wroclaw at 9/11 Rynek, occupying 62,348 square feet, and at Strzegomska Str. 8-10, occupying 72,448 square feet. The Bank has also a long leasehold interest in its head office buildings at Plac Andersa 5 in Poznan, occupying 108,594 square feet, and at Marszalkowska Str. 142 in Warsaw, occupying 36,748 square feet.

Organizational structure

During 2005, the business of AIB Group was conducted through four(1) major operating divisions and its principal subsidiaries as described below:

Divisions

AIB BANK ROI DIVISION	AIB BANK GB & NI DIVISION	CAPITAL MARKETS DIVISION

Allied Irish Banks, p.l.c.

General retail and commercial banking through some 275 branches and outlets in the Republic of Ireland.

AIB Finance Ltd.

Asset financing company providing installment/variable and fixed rate loans and deposit products in Ireland.

AIB Leasing Ltd.

Asset financing company providing leasing products in Ireland.

Ark Life Assurance Company Ltd.(2)

The Company’s principal activity is the writing of investment, life assurance and pensions business in Ireland. These services are delivered primarily through the AIB branch network.

AIB Insurance Services Ltd.

Provision of general insurance services.Acts as an insurance intermediary.

AIB Bank (CI) Ltd.

Jersey (Channel Islands) based company providing a full range of offshore banking services in the Isle of Man and Jersey including lending and internet banking facilities and also offering offshore trust and corporate services through associated companies.

AIB Group (UK) p.l.c.

33 branches and 10 development offices in Britain, trading as Allied Irish Bank (GB), focused primarily on small and medium sized enterprises.

57 branches and outlets in Northern Ireland, trading as First Trust Bank, focused on general retail and commercial banking and also asset finance and leasing.

POLAND DIVISION

Bank Zachodni WBK S.A.

A commercial and retail bank which operates through 383 branches and outlets, primarily in western Poland.

Allied Irish Banks, p.l.c.

Management of liquidity and funding needs; interest and exchange rate exposures; financial market trading activities; provision of lending; trade finance and commercial treasury services; provision of corporate banking and not for profit activities.

AIB Capital Markets plc

Provision of asset management, fund management and corporate advisory services, including equity investment and corporate finance.

AIB Corporate Finance Ltd.

Provision of corporate advisory services to companies including merger, acquisition, capital raising and strategic financial advice.

Goodbody Holdings Ltd.

Provision of a broad range of stockbroking services, and corporate advisory services, through its subsidiaries, Goodbody Stockbrokers and Goodbody Corporate Finance respectively.

AIB International Financial Services Ltd.

Provider of sophisticated, outsourced financial services and structured financial engineering solutions for international banks and corporations.

AIB Asset Management Holdings (Ireland) Ltd.

Provides asset management and funds services management for institutional and retail clients through its subsidiary companies AIB Investment Managers Ltd. and AIB Fund Management Ltd.

AIB Fund Services Ltd.

Holds the investment in the joint venture with Bank of New York to provide fund administration, custodial and trustee services.

The above subsidiary undertakings are wholly-owned with the exception Bank Zachodni WBK S.A. (70.5%). The registered office of each is located in the principal country of operations.

(1)	AIB’s US subsidiary, Allfirst, was integrated into M&T Bank Corporation (“M&T”) on April 1, 2003. For divisional reporting purposes, AIB’s investment in M&T is recorded under Group.

(2)	On November 22, 2005, AIB announced that it had agreed the terms of a joint venture with Aviva Group p.l.c., for the manufacture and distribution of life and pensions products in the Republic of Ireland. The joint venture brings together Hibernian Life & Pensions Limited and Ark Life. Under the terms of the agreement, AIB will own an interest of 24.99% in the joint venture company Hibernian Life Holdings Limited and will enter into an exclusive agreement to distribute the life and pensions products of the joint venture. As part of the transaction, AIB will receive a cash payment of up to €205.4 million. The transaction was completed at the end of January, 2006.

Item 5.	Operating and Financial Review and Prospects

CRITICAL ACCOUNTING POLICIES

AIB’s financial statements are prepared under the historical cost basis, with the exception of the following assets and liabilities which are stated at their fair value: derivative financial instruments, financial instruments at fair value through profit or loss, certain hedged financial assets and financial liabilities, financial instruments held for trading and financial assets classified as available for sale. The accounts comply with Irish statute and with International Financial Reporting Standards (“IFRS”) as well as general practices followed by the financial services industry in Ireland and the UK, except as described in Note 58 of the Notes to the Consolidated Financial Statements. In the preparation of its financial statements, the Group adopts the accounting policies and estimation techniques that the Directors believe are most appropriate in the circumstances for the purpose of giving a true and fair view of the Group’s state of affairs, income and cashflows. However, different policies, estimation techniques and assumptions in critical areas could lead to materially different results. Differences between IFRS and US GAAP are set out in Note 55 of the Notes to the Consolidated Financial Statements.

The estimates that have a significant impact on the financial statements and estimates with a significant risk of material adjustment in the next year are set out below:-

Loan impairment

The estimation of potential loan losses is inherently uncertain and depends upon many factors, including loan loss trends, portfolio grade profiles, local and international economic climates, conditions in various industries to which AIB Group is exposed and other external factors such as legal and regulatory requirements. For example, should the expectation of loss within a portfolio increase, then this may result in an increase to the required incurred but not reported (“IBNR”) loan loss provision level.

A specific provision is made against problem loans when, in the judgement of management, the estimated repayment realizable from the obligor, including the value of any security available, is likely to fall short of the amount of principal and interest outstanding on the obligor’s loan or overdraft account. The amount of the specific provision made in AIB Group’s consolidated financial statements is intended to cover the difference between the assets’ carrying value and the present value of estimated future cash flows discounted at the assets’ original effective interest rates. The management process for the identification of loans requiring provision is underpinned by independent tiers of review.

Credit quality and loan loss provisioning are independently monitored by head office personnel on a regular basis. A groupwide system for grading advances according to agreed credit criteria exists with an important objective being the timely identification of vulnerable loans so that remedial action can be taken at the earliest opportunity. Credit rating is fundamental to the determination of provisioning in AIB Group; it triggers the process which results in the creation of a specific provision on individual loans where there is doubt on recoverability.

IBNR provisions are also maintained to cover loans, which are impaired at balance sheet date and, while not specifically identified, are known from experience to be present in any portfolio of loans.

IBNR provisions are maintained at levels that are deemed appropriate by management having considered: credit grading profiles and grading movements, historic loan loss rates, changes in credit management, procedures, processes and policies, levels of credit management skills, local and international economic climates, portfolio sector profiles/industry conditions.

All AIB divisions assess and approve their provisions and provision adequacy on a quarterly basis. These provisions are in turn reviewed and approved by the AIB Group Credit Committee on a quarterly basis with ultimate Group levels being approved by the Group Audit Committee and the AIB Board of Directors.

Fair value of financial instruments

Some of the Group’s financial instruments are carried at fair value, including all derivatives, financial assets at fair value through profit or loss and financial investments available for sale.

Financial instruments are either priced with reference to a quoted market price for that instrument or by using a valuation model. Where the fair value is calculated using financial-markets pricing models, the methodology is to calculate the expected cash flows under the terms of each specific contract and then discount these values back to a present value. These models use as their basis independently sourced market parameters including, for example, interest rate yield curves, equities and commodities prices, option volatilities and currency rates. Most market parameters are either directly observable or are implied from instrument prices. However, where no observable price is available, the instrument fair value will include a provision for the uncertainty in the market parameter based on sale price or subsequent traded levels. The calculation of fair value for any financial instrument may require adjustment of quoted price or model value to reflect the cost of credit risk (where not embedded in underlying models or prices used), hedging costs not captured in pricing models and adjustments to reflect the cost of exiting illiquid or other significant positions. This will also include an estimation of the likely occurrence of future events which could affect the cashflows of the financial instrument. The valuation model used for a particular instrument, the quality and liquidity of market data used for pricing, other fair value adjustments not specifically captured by the model and market data are all subject to internal review and approval procedures and consistent application between accounting periods.

Retirement benefits

The Group provides a number of defined benefit and defined contribution retirement benefit schemes in various geographic locations, the majority of which are funded. In relation to the defined benefit schemes, a full actuarial valuation is undertaken every three years and is updated to reflect current conditions in the intervening periods. Scheme assets are valued at market value. Scheme liabilities are measured on an actuarial basis, using the projected unit method and discounted at the current rate of return on a high quality corporate bond of equivalent term and currency to the liability. Actuarial gains and losses are recognized immediately in the statement of recognized income and expense.

In calculating the scheme liabilities and the charge to the income statement, the directors have chosen a number of assumptions within an acceptable range, under advice from the Group’s actuaries. The impact on the consolidated income statement and the consolidated balance sheet could be materially different if a different set of assumptions were used.

Operating results

The following discussion should be read in conjunction with the consolidated Financial Statements of AIB Group included elsewhere in this Report. These financial statements were prepared in accordance with IFRS (see First time adoption of International Financial Reporting Standards on page 87). Note 59 sets out the reconciliation from Irish GAAP to IFRS. IFRS differs in certain significant respects from US GAAP. Reconciliations of certain items in these financial statements to US GAAP are set forth in Note 55 to AIB’s Consolidated Financial Statements. The principal accounting policies adopted by AIB Group are set forth on pages 88 to 100 of AIB’s Consolidated Financial Statements.

In this Form 20-F ,AIB provides supplemental information of its results to enable readers to understand the impact of the underlying performance on the key captions in the consolidated statements of income and consolidated balance sheets. In so doing, significant or one off items have been identified that are considered by management to be non-operating in nature. Such items that have impacted the GAAP reporting on the key captions include:

a) Comparison versus pro-forma 2004 (Non-GAAP)

b) Currency factors

c) Restructuring costs

d) Investigation related charges

e) Ark Life as a discontinued operation

f) Construction contract income

These factors are described in more detail below.

a) Comparison versus Pro-forma 2004 (Non-GAAP)

The results for 2004 have been restated to take account of International Financial Reporting Standards (“IFRS”) implemented with effect from January 1, 2004. This restatement of results for 2004 excludes adjustments for standards implemented with effect from January 1, 2005. IAS 32, IAS 39 and IFRS 4 have been implemented from January 1, 2005. Had these standards been implemented from January 1, 2004, it would have impacted the accounting for derivatives, loan impairment, income recognition on loans (Effective Interest Rate “EIR”), insurance accounting and classification of financial instruments. In addition to the IFRS restated accounts, the following commentary shows the IFRS pro-forma amounts (Non-GAAP) for 2004. The pro-forma figures for 2004 reflect the impacts of EIR, insurance accounting and classification of non-derivative financial instruments in order to establish a 2004 pro-forma IFRS restatement but do not reflect the impact of accounting for derivatives and loan impairment. A reconciliation of the statutory IFRS accounts (GAAP) for 2004 to the IFRS pro-forma accounts (Non-GAAP) is shown on page 37. In order to show comparable trends, the growth percentages in the following commentary reflect the IFRS year to December 2005 compared with the IFRS pro-forma year to December 2004. The growth percentages are also shown on an underlying basis adjusted for the impact of exchange rate movements on the translation of foreign locations profit, excluding hedge ineffectiveness under IFRS.

b) Currency factors

A significant proportion of the Group’s earnings are denominated in currencies other than euro. As a result, movements in exchange rates can have an impact on earnings growth. In 2005, the Polish zloty average accounting rate strengthened relative to the euro by 12.5% and sterling weakened by 1%. The US dollar average accounting rate was in line with 2004. The positive impact on earnings was offset by hedging losses of €13 million.

At December 31, 2005, approximately 43% of the Group’s assets are denominated in currencies other than the euro. Movements in exchange rates can therefore have an impact on balance sheet caption growth rates. US dollar, sterling and Polish zloty strengthened relative to euro by 15%, 3% and 6% respectively.

c) Restructuring costs

There were restructuring costs of €9 million in 2004 relating to the writedown of property values at Group level.

d) Investigation related charges

Investigation related charges referred to in the commentary on results relate primarily to the application of prices to foreign exchange products without regulatory approval. AIB provided €50 million for investigation related charges and costs of which €26 million and €24 million were charged in 2004 and 2003 respectively. In 2004 €12 million was charged to net interest income and €14 million to operating expenses. In 2003 €24 million was charged to other income.

e) Ark Life as a discontinued operation

The income and expenses of Ark Life’s operations disposed of for December 2005 and December 2004 have been reported net of taxation as a discontinued operation below profit after taxation. The impact of the December 2004 restatement is outlined in Note 2 to AIB’s Consolidated Financial Statements .

f) Construction contract income

In 2005, Blogram Limited, a property development company and subsidiary of Allied Irish Banks, p.l.c., contracted with the Serpentine Consortium to construct on a fixed price contract basis, a new development at Bankcentre, Ballsbridge, Dublin on their behalf. At December 31, 2005 contract revenue of €81 million less contract expenses of €36 million have been reported as construction contract income. At December 31, 2005, €26 million was due from the consortium in respect of construction contracts in progress.

A subsidiary of AIB has contracted with the Serpentine Consortium to lease the property on completion at an initial rent of €16.1 million per annum for a period of 33 years with a break clause at year 23.

Net interest income

The following table shows net interest income for the years ended December 31, 2005 and 2004.

	Years ended December 31,
	2005 IFRS	2004 Pro-forma IFRS	2004 IFRS	Underlying % change 2005 v Pro-forma 2004
	(Euro in millions)
Net interest income	2,530	2,178	2,072	15

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

Commentary on net interest income performance in 2005

Net interest income was €2,530 million in 2005 compared with €2,178 million on a pro-forma IFRS basis in 2004, an increase of €352 million. The increase was impacted by currency factors of €17 million. Excluding this item net interest income increased by €335 million or 15%. The 15% increase was after incurring €12 million of investigation related charges in 2004.

The key drivers of the increase in net interest income were strong loan and deposit growth in Republic of Ireland and GB & NI, strong loan growth in Corporate Banking and very good growth in loan arrangement fees. Loans to customers increased by 27% and customer accounts increased by 16% on a constant currency basis since January 1, 2005. Net interest income also benefited from income earned on the €1 billion of perpetual preferred securities issued in December 2004.

AIB Group manages its business divisionally on a product margin basis with funding and groupwide interest exposure centralised and managed by Global Treasury. While a domestic and foreign margin is calculated for the purpose of statutory accounts, the analysis of net interest margin trends is best explained by analysing business factors as follows:

The Group net interest margin was 2.38% in 2005, a decrease of 20 basis points compared with 2004 on a pro-forma IFRS basis. The margin reduction was due to a combination of the following factors:

(a) loans increasing at a faster rate than deposits.

(b) a changing mix of products where stronger volume growth has been achieved in lower margin products; corporate loans and home loans on the lending side and term deposits and other lower margin products on the deposit side. There was higher growth in mid-market business loans in the Republic of Ireland and the United Kingdom and growth in international corporate operations.

(c) competitive pressures on loan and deposit pricing.

(d) lower yields on the re-investment of deposit and current account funds as they mature, due to the flattening of the yield curve.

The largest factor in the margin reduction was average loans increasing at a greater rate than average deposits compared with 2004. While this strong lending growth generated good incremental profit, the funding impact resulted in a reduction in the overall net interest margin calculation when net interest income is expressed as a percentage of average interest earning assets.

The impact of a low rate environment on the investment of deposit funds particularly affected Republic of Ireland and GB & NI divisions.

While it is difficult to disaggregate trends in product margins between mix and competitive factors, competitive pricing behaviour did impact loan and deposit margins. The Group’s new business lending continued to meet targeted return on capital hurdles. The factors affecting the net interest margin trend are expected to be continuing features.

Net interest income was €2,530 million in 2005 compared with €2,072 million in 2004 on an IFRS basis, an increase of €458 million. Of the €458 million increase, €106 million relates to the pro-forma adjustments of IAS 32 and 39. The remaining €352 million increase is commented on and analyzed above in the commentary on 2005 v pro-forma 2004.

Average interest rates, gross yields, spreads and margins

The following table shows interest rates prevailing at December 31, 2005 together with average prevailing interest rates, gross yields, spreads and margins for the years ended December 31, 2005 and 2004.

	At Dec. 31,	Years ended December 31,
	2005	2005	2004
	%	%	%
Interest rates
Ireland
AIB Group’s prime lending rate	3.00	2.65	2.63
European inter-bank offered rate
One month euro	2.40	2.14	2.08
Three month euro	2.49	2.19	2.11
United Kingdom
AIB Group’s base rate	4.50	4.66	4.39
London inter-bank offered rate
One month sterling	4.59	4.68	4.46
Three month sterling	4.58	4.71	4.59
United States
Prime rate	7.25	6.19	4.34
Poland
One month zloty	4.52	5.27	5.92
Gross yields, spreads and margins(1)
Gross yield(2)
Group		4.79	4.62
Domestic		4.18	4.06
Foreign		6.13	5.87
Interest rate spread(3)
Group		2.00	2.05
Domestic		1.85	1.85
Foreign		2.35	2.46
Net interest margin(4)
Group		2.38	2.45
Domestic		2.17	2.17
Foreign		2.83	3.08
		December 31,
		2005	2004
		(Euro in millions)
Average interest earning assets
Group		106,380	84,541
Domestic		73,057	58,298
Foreign		33,323	26,243

(1)	The gross yields, spreads and margins presented in this table are extracted from the average balance sheets and interest rates presented on page 26 of this Report and this breakdown into domestic and foreign has been compiled on the basis of location of office.

(2)	Gross yield represents the average interest rate earned on interest earning assets.

(3)	Interest rate spread represents the difference between the average interest rate earned on interest earning assets and the average interest rate paid on interest bearing liabilities.

(4)	Net interest margin represents net interest income as a percentage of average interest earning assets.

	Average Balance Sheet and Interest Rates Years ended December 31,
	2005			2004
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(Euro in millions)%			(Euro in millions)%
ASSETS
Loans and receivables to banks
Domestic offices	4,596	117	2.5	2,857	70	2.4
Foreign offices	1,131	50	4.4	824	28	3.4
Loans and receivables to customers(1)
Domestic offices	47,806	2,084	4.4	38,540	1,625	4.2
Foreign offices	27,664	1,768	6.4	21,397	1,260	5.9
Trading portfolio financial assets
Domestic offices	7,786	257	3.3	5,890	193	3.3
Foreign offices	1,308	48	3.7	1,139	39	3.4
Financial Investments available for sale
Domestic offices	12,869	470	3.7	11,011	431	3.9
Foreign offices	3,220	177	5.5	2,883	213	7.4
Total interest earning assets
Domestic offices	73,057	2,928	4.0	58,298	2,319	4.0
Foreign offices	33,323	2,043	6.1	26,243	1,540	5.9
Net interest on swaps		125			48

	106,380	5,096	4.8	84,541	3,907	4.6
Non-interest earning assets	13,209	—	—	10,421	—	—

Total assets	119,589	5,096	4.3	94,962	3,907	4.1

Percentage of assets applicable to foreign activities			31.1			31.3

LIABILITIES AND STOCKHOLDERS’ EQUITY
Due to banks
Domestic offices	25,288	693	2.7	20,288	555	2.7
Foreign offices	1,963	81	4.1	2,732	91	3.3
Due to customers
Domestic offices	27,820	473	1.7	23,795	363	1.5
Foreign offices	18,545	642	3.5	14,780	462	3.1
Other debt issued
Domestic offices	7,001	171	2.4	3,395	77	2.3
Foreign offices	8,486	374	4.4	3,942	178	4.5
Subordinated liabilities
Domestic offices	2,925	132	4.5	2,513	109	4.3
Foreign offices	—	—	—	—	—	—
Total interest bearing liabilities
Domestic offices	63,034	1,469	2.3	49,991	1,104	2.2
Foreign offices	28,994	1,097	3.8	21,454	731	3.4

	92,028	2,566	2.8	71,445	1,835	2.6
Non interest earning liabilities	21,237	—	—	18,070	—	—

Total average liabilities	113,265	2,566	2.3	89,515	1,835	2.0
Ordinary stockholders’ equity	6,324	—	—	5,447	—	—

Total liabilities and stockholders’ equity	119,589	2,566	2.2	94,962	1,835	1.9

Percentage of liabilities applicable to foreign activities			30.7			29.1

(1)	Loans to customers include money market funds, unquoted securities and reverse repurchase agreements.

The following table allocates changes in net interest income between volume and rate for the year ended December 31, 2005 compared with the year ended December 31, 2004. Volume and rate variances have been calculated based on the movements in average balances over the period and changes in interest rates on average interest earning assets and average interest bearing liabilities respectively. Changes due to a combination of volume and rate are allocated ratably to volume and rate.

	December 2005 over December 2004
	Increase/(decrease) due to changes in:
	Average Volume	Average Rate	Net Change
	(Euro in millions)
INTEREST EARNING ASSETS
Loans and receivables to banks
Domestic offices	44	3	47
Foreign offices	12	10	22
Loans and receivables to customers
Domestic offices	447	89	536
Foreign offices	394	114	508
Trading portfolio financial assets
Domestic offices	64	—	64
Foreign offices	6	3	9
Financial investments available-for-sale
Domestic offices	56	(17)	39
Foreign offices	30	(66)	(36)

Total interest income	1,053	136	1,189

INTEREST EARNING LIABILITIES
Due to banks
Domestic offices	138	—	138
Foreign offices	(80)	70	(10)
Due to customers
Domestic offices	61	49	110
Foreign offices	120	60	180
Other debt issued
Domestic offices	91	3	94
Foreign offices	200	(4)	196
Subordinated liabilities
Domestic offices	18	5	23
Foreign offices	—	—	—

Total interest expense	548	183	731

Net interest income
Domestic offices	303	18	321
Foreign offices	202	(65)	137

Net interest income	505	(47)	458

Other income

The following table shows other income for the years ended December 31, 2005 and 2004.

	Years ended December 31,
	2005 IFRS	2004 Pro-forma IFRS	2004 IFRS	Underlying % change 2005 v Pro-forma 2004
	(Euro in millions)
Dividend income	17	27	27	-41
Banking fees and commissions	863	810	912	5
Investment banking and asset management fees	198	155	155	23
Fee and commission income(1)	1,061	965	1,067	8
Less: fee and commission expense	(145)	(131)	(131)	7
Trading income(2)	119	95	95	25
Currency hedging (losses) / profits	(13)	1	1	—
Hedging volatility (arising under IAS 39)	6	—	—	—
Trading income	112	96	96	16
Profit on termination of off balance sheet instruments	—	36	36	—
Other	72	73	73	-6
Other operating income(3)	72	109	109	-37

Total other income	1,117	1,066	1,168	4

(1)	Includes fees and commissions related to foreign exchange activities which were €75 million and €70 million for 2005 and 2004 respectively.

(2)	Includes dealing profits relating to foreign exchange activities, which were €59 million and €67 million for 2005 and 2004 respectively.

(3)	Includes foreign exchange translation gains of €40 million and €35 million for 2005 and 2004 respectively.

Commentary on other income performance in 2005

In the year ended December 31, 2005 other income was €1,117 million, compared with €1,066 million on a pro-forma IFRS basis for the year ended December 31, 2004, an increase of €51 million.The increase reflects the impact of currency factors of €22 million. Excluding currency factors, other income increased by 4%. Other income represented 30.6% of total income for 2005, compared with 32.8% in 2004.

Total fee and commission income was up 8%.

Banking fees and commissions were up 5%. The growth reflects increased business and transaction volumes in AIB Bank Republic of Ireland, GB & NI and Corporate Banking and there was good growth in credit card revenue in Ireland and electronic business and payment fees in Poland.

Asset management and investment banking fees increased by 23% driven by particularly strong performances in Goodbody stockbrokers,AIB Corporate Finance, Asset Management in Poland and BZWBK’s brokerage operation.

Trading income increased with strong growth in bond management activities.Trading income excludes interest payable and receivable arising from these activities, which is included in net interest income.

Included in other income in 2004 was a gain of €36 million from closing out capital invested positions in January 2004 resulting from the introduction of a new policy in respect of the investment of AIB’s capital funds.

Loan arrangement fees for the year were strong and are reported in the net interest income line under IFRS. The growth in other income no longer benefits from the growth in arrangement fees associated with strong lending growth.

Other income was €1,117 million in 2005 compared with €1,168 million in 2004 on an IFRS basis, a decrease of €51 million. The €51 million decrease includes €102 million of a decrease relating to the pro-forma adjustments of IAS 32 and 39.The remaining €51 million increase is commented on and analyzed above in the commentary on 2005 v pro-forma 2004.

Operating expenses

The following table shows operating expenses for the years ended December 31, 2005 and 2004.

	Years ended December 31,
	2005 IFRS	2004 Pro-forma IFRS	2004 IFRS	Underlying % change 2005 v Pro-forma 2004
	(Euro in millions)
Personnel expenses	1,298	1,136	1,136	13
General and administrative expenses	583	578	579	-1
Depreciation(1)/amortization(2)	130	145	145	-13

Total operating expenses before restructuring costs	2,011	1,859	1,860	7

Restructuring cost	—	9	9

Total operating expenses	2,011	1,868	1,869

(1)	Depreciation of property, plant and equipment.

(2)	Amortization/impairment of intangible assets and impairment of goodwill.

Commentary on operating expenses in 2005

In the year ended December 31, 2005 operating expenses were €2,011 million, compared with €1,868 million on a pro-forma IFRS basis for the year ended December 31, 2004, an increase of €143 million. The increase reflects restructuring costs of €9 million in 2004 and currency factors of €28 million. Excluding these items, operating expenses increased by €124 million or 7%.

The cost base in the comparative year to December 2004 included €14 million of investigation related costs. Excluding these investigation related costs, operating expenses increased 8%. Of this increase one percentage point relates to other finance income included in operating expenses. Under IFRS, operating expenses include other finance income relating to the return on pension fund assets and the cost of pension fund liabilities and this income reduced in 2005, increasing the growth in personnel expenses.

The remaining 7% increase reflects the very strong business volume and strong revenue growth in 2005. In the period there were costs to ensure compliance with a range of regulatory initiatives such as Sarbanes Oxley and Basel II and there was higher performance related remuneration resulting from strong revenue growth. Excluding these items, the increase was 5%.The resourcing and restructuring of our single enterprise agenda is in implementation and we expect this to increase business capability, improve efficiency and further enable compliance.

Productivity improved with the cost income ratio reducing to 55.2% from 57.7% in 2004.

In 2005, personnel expenses were €1,298 million compared with €1,136 million in 2004, an increase of €162 million.The increase includes currency factors of €13 million. Excluding these items, personnel expenses were up 13%. If the above mentioned decline in other finance income was excluded, personnel expenses were up 12%.The increase reflected a higher level of variable costs arising from performance related remuneration resulting from strong revenue growth, the cost of additional resources to respond to business growth demands and ensure compliance with a range of regulatory initiatives such as Sarbanes Oxley and Basel II and higher pension costs.

In 2005, general and administrative expenses were €583 million compared with €578 million in 2004, an increase of €5 million.The increase includes currency factors of €10 million. Excluding these items, general and administrative costs were down 1%. If investigation related costs in 2004 were to be excluded general and administrative expenses were up 2%.The 2% increase includes the effects of inflation and consultancy and systems costs relating to the aforementioned strengthening of internal structures to ensure compliance with new regulatory initiatives.

The depreciation charge for 2005 was €130 million compared with €145 million for 2004, a decrease of €15 million.The decrease includes currency factors of €5 million. Excluding this item, the depreciation charge was down 13%.The decrease reflects the benefit of some business rationalisations.

On an IFRS basis, productivity improved with the cost income ration reducing to 55.2% from 57.3% in 2004.

In the year ended December 2005, operating expenses were €2,011 million compared with €1,869 million in 2004 on an IFRS basis, an increase of €142 million. Of the €142 million increase, €1 million of a decrease relates to the pro-forma adjustments of IAS 32 and 39.The remaining €143 million increase is commented on and analyzed above in the commentary on 2005 v pro-forma 2004.

Provisions for loan losses

The following table shows the provisions for loan losses charged to income for each of the two years ended December 31, 2005 and 2004.

	Years ended December 31,
	2005	2004
	(Euro in millions)
Provisions for loan losses	115	116

As a percentage of average loans(1)	0.15%	0.20%

(1)	Average loans, before provisions less unearned income, include leasing and installment credit.

Please also see “Provision and allowance for loan losses” on pages 76 and 78,”Net loans charged off” on pages 78 and 79 and “Impaired loans” on page 83

Commentary on provision for loan losses in 2005

The provisions for loan losses of €115 million (0.15% of average advances) for the year ended December 31, 2005 were €1 million lower than 2004 (€116 million, 0.20% of average advances). The provisions reflect the continuing strong trends in credit quality throughout the Group including lower levels of new provisions and a high level of recoveries. The 2005 provision includes €97 million of specific provisions and €18 million of IBNR provisions (influenced by advances growth) compared with a specific provisions charge of €116 million in 2004.

Ireland

Provision for loan losses decreased by €7 million to €43 million in the year to December 31, 2005 (2004: €50 million). A small increase in the ROI Commercial/Retail loan book (€2 million) was more than offset by a reduction in provisions in the Capital Markets division (€9 million) where there was a net recovery of €3 million in 2005 compared with a net provision charge of €6 million in 2004.

United Kingdom

In 2005, the provision increased by €15 million to €53 million (2004: €38 million). The increase in GB/NI division was €7 million reflecting lower levels of new provisions and very strong recoveries offset by an addition to IBNR provisions of €12 million, largely implemented by advances growth, compared to 2004 when no addition to IBNR provisions was made. In Capital Markets UK the increase was €8 million reflecting higher levels of new provisions and lower recoveries.

United States

There was a net provision in the Capital Markets portfolio of €3 million in 2005 compared with a net recovery of €0.5 million relating to the not-for-profit portfolio in 2004.

Poland

Provision for loans losses for the year to December 31, 2005 at €15 million was €15 million lower than the year to December 31, 2004. The reduction in the 2005 provision reflects stronger recoveries and low levels of provisions in the business and retail portfolios.

Rest of the World

The provision for loan losses for the year to December 31,2005 was €2 million in Capital Markets Europe.

Commentary on provision for loan losses in 2004

The provisions for loan losses of €116 million (0.20% of average advances) for the year ended December 31, 2004 were €36 million lower than 2003 (€152 million, 0.31% of average advances).The reduction was influenced by the improved credit quality trends and continued strong recoveries. In addition, the 2003 provision included €10 million of a provision charge for Allfirst and a General provision charge of €15 million. No addition was made to General provisions in 2004 given the improved trends mentioned.

Ireland

The provision for loan losses decreased by €14 million to €50 million in the year to December 31, 2004 (2003: €64 million). Excluding the €5 million unallocated provision created in 2003, provisions reduced by €9 million reflecting a net decrease in ROI division of €15 million due to lower levels of provisions in the commercial loan books with an increase in provisions made in the Capital Markets division of €6 million. No additional General provisions were created in the period and both divisions benefited from strong recoveries.

United Kingdom

In 2004, the provision for loan losses at €38 million was €11 million lower than the year to December 31, 2003.This decrease was influenced by the fact that there was no additions to General Provisions in the period due to the improved credit quality of the portfolios in both GB/NI and Capital Markets divisions (€9 million General Provision created in GB/NI division in 2003). The provision charge in Capital Markets was €4 million lower than 2003 and included the addition of a small number of new non-performing loans and associated provisions in the Manufacturing and Other Services sectors.

United States

There was a net recovery of €0.5 million for the year to December 31, 2004 compared with a charge of €7 million in 2003, reflecting the very strong credit quality of the portfolio.The 2003 charge included Allfirst prior to disposal and also the allocation to debt securities of €6 million from general provisions.

Poland

The provision for loan losses for the year to December 31, 2004 at €30 million was €2 million lower than the year to December 31, 2003. This reduction included a €4 million general provision release, higher provisioning in the corporate book and an improved provisioning experience in the Retail and Commercial portfolios.

Provisions for contingent liabilities and commitments

	Years ended December 31,
	2005	2004
	(Euro in millions)
Provisions for contingent liabilities and commitments	20	20

The provision for contingent liabilities and commitments remained at €20 million in 2005.

Amounts written off/(written back) fixed asset investments

	Years ended December 31,
	2005	2004
	(Euro in millions)
Amounts written off fixed asset investments	8	(1)

The provision for amounts written off fixed asset investments increased from a net credit of €1 million in 2004 to €8 million in 2005.

Gain on disposal of businesses

2005

The gain on disposal of businesses in 2005 amounting to €5 million relates to the sale of Community Counselling Services of €4 million (tax charge €1 million), and the deferred consideration of €1 million (tax charge €0.3 million), arising from the sale of the Govett business in 2003.

2004

The gain on disposal of business in 2004 amounting to €17 million relates to the sale of BZWBK’s subsidiary, Cardpoint S.A. of €13 million (tax charge €2 million), and the deferred consideration of €4 million (tax charge €1 million), arising from the sale of the Govett business in 2003.

Applicable taxes

The following table shows applicable income taxes and tax rates, as well as effective tax rates, for the years ended December 31, 2005 and 2004.

	Years ended December 31,
	2005	2004
	(Euro in millions)
Applicable income taxes	319	270

Irish corporation tax rate	12.5%	12.5%
Effective tax rate	18.7%	19.4%

The taxation charge was €319 million, compared with €270 million in 2004. The adjusted effective tax rate was 18.7% compared with 19.4% in 2004.The effective tax rate is influenced by the geographic mix of profits which are taxed at the rates applicable in the relevant jurisdictions where the Group operates.

Share of income of associated undertakings

The income in 2005 was €149 million compared to €132 million in 2004 and mainly reflects AIB’s average 23.5% share of the income after taxes of M&T Bank Corporation on an IFRS basis for the year to December 2005.

Balance sheet

Risk weighted assets, loans to customers and customer accounts (excluding currency factors)

% change December 31,2005 v January 1, 2005	Risk weighted assets % Change	Loans to customers % Change	Customer(1) accounts % Change
AIB Bank Republic of Ireland	25	28	20
AIB Bank GB & NI	32	29	17
Capital Markets	23	29	4
Poland	4	4	8

AIB Group	24	27	16

(1)	Excludes money market funds.

Balance sheet

Total assets amounted to €133 billion at December 31, 2005 compared to €103 billion at January 1, 2005. Adjusting for the impact of currency, total assets were up 26% and loans to customers were up 27% since January 1, 2005 while customer accounts increased by 16%. Risk weighted assets excluding currency factors increased by 24% to €102 billion.

Outlook

The business is expected to continue to perform strongly in 2006 in line with our strong positions in the high growth markets where the Group operates. Very good loan and deposit growth and strong asset quality is expected again this year. The resourcing and restructuring of the enterprise wide approach to operations is in implementation and the Group expects this to further bolster its business capability. Based on these factors the guidance is for mid to high teens earnings per share growth in 2006 compared with the adjusted basic earnings per share of EUR145.9c in 2005 (as outlined on page 124 of this report). This guidance excludes the one-time gain to be recognized from the Ark Life joint venture with Hibernian Life & Pensions and the benefit from the development of the Bankcentre complex.

Performance by division

On a divisional basis income is measured in euro and consequently includes the impact of currency movements.

Income before taxes by division for the years ended December 31, 2005 and 2004 were as follows:

	Years ended December 31,
	2005 IFRS	2004 Proforma IFRS	2004 IFRS
	(Euro in millions)
Income before taxes(1)
AIB Bank ROI	779	654	657
AIB Bank GB & NI	322	274	288
Capital Markets	403	317	326
Poland	132	101	103
Group	70	55	22

AIB Group	1,706	1,401	1,396

(1)	The business segment information is based on management accounts information. Interest income on capital is allocated to the divisions on the basis of the capital required to support the level of risk weighted assets. Interest income earned on capital not allocated to divisions is reported in Group.

AIB Bank ROI division

AIB Bank ROI: Retail and commercial banking operations in Ireland, Channel Islands and Isle of Man;AIB Finance and Leasing and Card Services.

	Years ended December 31,
	2005 IFRS	2004 Pro-forma IFRS	2004 IFRS	Underlying % change 2005 v Pro-forma 2004
	(Euro in millions)
AIB Bank ROI income statement
Net interest income	1,314	1,145	1,144	15
Other income	376	361	364	5

Total operating income	1,690	1,506	1,508	12
Total operating expenses	867	814	813	7

Operating income before provisions	823	692	695	19
Provisions	55	44	44	25

Operating income	768	648	651	19
Share of results of associated undertakings	(1)	(1)	(1)	—
Income on disposal of property	12	7	7	68

Income before taxes	779	654	657	19

2005 performance

Income before taxes, on a pro-forma IFRS basis, increased by 19% or 15% excluding the €26 million of investigation related charges incurred in the year to December 2004. Operating income was up 12% and operating expenses were up 7%. Excluding the investigation related charges these growth rates were 11% and 8% respectively, with the growth in operating income exceeding the growth in operating expenses by 3%.

The strong income before taxes growth was generated through higher business volumes and from the focus on customer relationship management. Loans and deposits increased by 28% and 20% respectively since 31 December 2004. Operating expenses were up 7% (or 8% excluding investigation related costs in 2004). Increased business activity, annual salary inflation, performance costs related to strong revenue growth and costs associated with a number of mandatory and regulatory driven projects were the key drivers of the 7% increase. Additional pension costs in 2005 accounted for 1% of the operating expenses growth. The cost income ratio was 51.3% compared with 54.1% in 2004 (52.7% excluding the €26 million of investigation related charges incurred in 2004). Asset quality remained very good with the provision charge as a percentage of average loans reducing to 0.11% from 0.14% in 2004.

Retail banking reported another very strong year reflecting good growth in income on the back of a significant increase in business volumes on both sides of the balance sheet. Business lending, home mortgages, personal lending and private banking activities all experienced excellent growth, with strong growth in customer deposits also reflecting buoyant customer demand. Income before taxes growth in AIB Card Services was also notable, resulting from strong revenue due to higher consumer spending, a strong increase in merchant turnover, lower costs and a lower bad debt charge. In AIB Finance and Leasing there was good profit growth due to a 14% increase in loan volumes since December 2004 and tight cost management. New business was particularly strong in the motor, plant and equipment sectors.

On an IFRS basis, AIB Bank ROI income before taxes was €779 million in 2005 compared with €657 million in 2004 on an IFRS basis, an increase of €122 million. Of the €122 million increase, €3 million of a decrease relates to the pro-forma adjustments of IAS 32 and 39. The remaining €125 million increase is commented on and analyzed above in the commentary on 2005 v pro-forma 2004.

AIB Bank GB & NI division

Retail and commercial banking operations in Great Britain and Northern Ireland.

	Years ended December 31,
	2005 IFRS	2004 Pro-forma IFRS	2004 IFRS	Underlying % change 2005 v Pro-forma 2004
	(Euro in millions)
AIB Bank GB & NI income statement
Net interest income	516	447	416	16
Other income	148	142	189	5

Total operating income	664	589	605	13
Total operating expenses	323	303	305	7

Operating income before provisions	341	286	300	20
Provisions	21	13	13	61

Operating income	320	273	287	18
Income on disposal of property	2	1	1	—

Income before taxes	322	274	288	18

2005 performance

AIB Bank GB & NI income before taxes was €322 million in 2005 compared with €274 million on a pro-forma IFRS basis in 2004. Excluding currency factors of €1 million, income before taxes was up 18%. Loan and deposit balances increased by 29% and 17% respectively in 2005 with volume growth reflecting buoyant business momentum. Lending margins were well managed in a very competitive environment. Operating expenses were up 7% mainly due to staff cost increases relating to ongoing investment in the business. The cost income ratio improved to 48.7% from 51.5% last year. The bad debt charge represented 0.13% of average loans, compared with 0.11% of average loans in 2004. Credit quality remains robust in a relatively benign economic climate.

Allied Irish Bank (GB), with its primary focus on chosen business sectors, achieved income before taxes growth of 25% to €169 million, a very strong performance, with growth in balances of 31% in loans and 21% in deposits. The bank continues to grow its business customer base as a key provider of banking to mid-corporate businesses through its relationship-banking model and continued expansion. In 2005, the opening of a corporate office in the regenerated Birmingham city centre demonstrated the increasing profile of Allied Irish Bank (GB).

First Trust Bank, a retail bank in Northern Ireland, also reported double-digit growth, with an 11% increase in income before taxes to €153 million, compared with 2004. Loan balances showed strong growth of 25% and solid deposit growth of 12% was achieved. First Trust continues to develop both its business and personal customer bases.

AIB Bank GB & NI income before taxes was €322 million in 2005 compared with €288 million in 2004 on an IFRS basis, an increase of €34 million. Of the €34 million increase, €14 million of a decrease relates to the pro-forma adjustments of IAS 32 and 39. The remaining €48 million increase is commented on and analyzed above in the commentary on 2005 v pro-forma 2004.

Capital Markets division

Capital Markets division comprises of Corporate Banking, Global Treasury and Investment Banking.

	Years ended December 31,
	2005 IFRS	2004 Pro-forma IFRS	2004 IFRS	Underlying % change 2005 v Pro-forma
	(Euro in millions)
2004
Capital Markets income statement
Net interest income	435	396	360	10
Other income	407	345	390	18

Total operating income	842	741	750	14
Total operating expenses	400	403	403	-1

Operating income before provisions	442	338	347	31
Provisions	46	29	29	59

Operating income	396	309	318	28
Share of results of associated undertakings	2	4	4	-44
Income on disposal of business	5	4	4	12

Income before taxes	403	317	326	27

2005 performance

Capital Markets income before taxes was €403 million in 2005 compared with €317 million on a pro-forma IFRS basis in 2004, a 27% increase, reflecting a very strong performance across each business area.

The performance in Corporate Banking was particularly strong with pre-tax profit up 33% on the comparative out-turn for 2004. Significant loan growth was experienced in both the domestic and international businesses with advances increasing by 29% since December 2004. The unit continued to invest heavily in expanding its international and specialised loan businesses which are experiencing very strong growth. Corporate banking retains a rigorous and conservative approach to credit risk management and continually seeks to optimise value in a quality loan portfolio.

Global Treasury performed strongly in 2005 following the outstanding performance in its markets business in 2004. Despite difficult interest rate and foreign exchange markets experienced in 2005, Global Treasury closed the year with income before taxes marginally ahead (up 2%) of 2004. The customer business performed robustly, showing strong growth over the comparative period underpinning Global Treasury’s leading position in the Republic of Ireland. Strong growth was also experienced in the investment books and bond activities with short term trading activities performing behind the very strong prior year.

Investment Banking income before taxes was up 22%, substantially ahead of 2004. The strong income before taxes growth and activity experienced in stockbroking services, equity trading, corporate advisory and structured investments were once again underpinned by the market share positions held by each of these businesses.

The income before taxes split by business unit in 2005 was Corporate Banking 55%, Global Treasury 29% with Investment Banking and Allied Irish America comprising the remainder.

The divisional cost income ratio decreased to 47.5% from 54.4% in 2004. Strong cost management control coupled with selective business rationalisation enabled the division to retain costs at the 2004 levels.

The bad debt provision charge decreased to 0.22% of average loans from 0.27% in 2004. Total provisions increased due to a higher nominal bad debt charge, higher investment provisions and some onerous lease charges on premises.

Capital Markets income before taxes was €403 million in 2005 compared with €326 million in 2004 on an IFRS basis, an increase of €77 million. Of the €77 million increase, €9 million of a decrease relates to the pro-forma adjustments of IAS 32 and 39. The remaining €86 million increase is commented on and analyzed above in the commentary on 2005 v pro-forma 2004.

Poland

Bank Zachodni WBK (“BZWBK”), in which AIB has a 70.5% shareholding, together with its subsidiaries and associates. BZWBK Wholesale Treasury and a share of Investment Banking subsidiaries results are reported in Capital Markets division.

	Years ended December 31,
	2005 IFRS	2004 Pro-forma IFRS	2004 IFRS	Underlying % change 2005 v Pro-forma 2004
	(Euro in millions)
Poland income statement
Net interest income	205	180	174	1
Other income	222	180	188	10

Total operating income	427	360	362	6
Total operating expenses	280	245	245	3

Operating income before provisions	147	115	117	11
Provisions	15	29	29	-54

Operating profit	132	86	88	33
Share of results of associated undertakings	—	1	1	—
Income on disposal of property	—	1	1	—
Income on disposal of business	—	13	13	—

Income before taxes	132	101	103	13

2005 performance

Poland income before taxes was €132 million in 2005 compared with €101 million on a pro-forma IFRS basis in 2004. Excluding currency factors of €13 million, the income before taxes on a local currency basis increased by 13%.

Total operating income increased by 6% with net interest income increasing by 1% and other income increasing by 10%. Average interest rates were lower in 2005 following a 2% reduction in the reference rate during the year to 4.5% at 31 December 2005. Performing loans to customers increased by 5% since December 2004 with total loans to customers up 4%. Overall the business lending market in Poland was subdued with higher liquidity levels and increased competition resulting in stagnant business lending year on year. Personal lending grew strongly where cash loans in particular were in demand. Lending margins increased as a result of improved mix in the portfolio. Customer deposits increased by 8% with margins decreasing as a result of lower interest rates, changing mix and increased competition.

Other income grew by 10%. The main area of growth was asset management fees with mutual funds income increasing by 115% and a continued favourable mix in funds managed, with market share increasing from 7.5% to 12.6%. The brokerage business enjoyed an excellent year with substantial increases in turnover, buoyed by the performance of the Warsaw Stock Exchange in 2005. E-business and payment fees and foreign exchange income contributed to a strong growth level.

Operating expenses were up 3% reflecting higher staff costs due to increased performance related pay, while savings were realised in operating expenses.

Provisioning reduced further compared with 2004. The charge as a percentage of average loans declined from 0.91% to 0.40% in 2005. The downward trend in impaired loans as a percentage of total loans continued from 8.4% at 31 December 2004 to 6.8% at the end of December 2005.

Poland’s income before taxes was €132 million in 2005 compared with €103 million in 2004 on an IFRS basis, an increase of €29 million. Of the €29 million increase, €2 million of a decrease relates to the pro-forma adjustments of IAS 32 and 39. The remaining €31 million increase is commented on and analyzed above in the commentary on 2005 v pro-forma 2004.

Group

Group includes interest income earned on capital not allocated to divisions, the funding cost of certain acquisitions, hedging in relation to the translation of foreign locations’ profit, unallocated costs of Enterprise Technology and central services and the contribution from AIB’s share of approximately 23.5% in M&T Bank Corporation.

	Years ended December 31,
	2005 IFRS	2004 Pro-forma IFRS	2004 IFRS
	(Euro in millions)
Group income statement
Net interest income	60	10	(22)
Other income	(36)	38	37

Total operating income	24	48	15
Total operating expenses	141	103	103

Operating loss before provisions	(117)	(55)	(88)
Provisions	6	18	18

Operating loss	(123)	(73)	(106)
Share of results profit of associated undertakings	148	128	128
Construction contract income	45	—	—

Income before taxation	70	55	22

2005 performance

Group income before taxes of €70 million for the year to December 2005 compared with income before taxes of €55 million on a pro-forma IFRS basis in 2004.

Net interest income was up due to higher capital income resulting from increased capital balances (strong retained earnings) and the income generated from investment of funds raised on a €1 billion perpetual preferred securities issue in December 2004. Other income was lower due to gains of €36 million in relation to closing out capital invested positions in 2004. Other income in 2005 includes economic hedging losses in relation to foreign currency translation exposure and capital management, and hedge volatility under IFRS.

Significant additional investment in resources to facilitate AIB’s preparation for Basel II and Sarbanes Oxley were the main drivers of higher operating expenses. In addition, there was investment to further strengthen compliance and internal audit structures and performance related costs were higher in line with strong revenue and profit growth.

AIB’s share of M&T net income in 2005 amounted to €148 million. On a local currency basis M&T’s contribution of US$ 185 million increased by 16% relative to the year to December 2004 of US$ 159 million. AIB benefited from a 23.5% share of net income compared to a 22.7% share in the year to December 2004, primarily due to increased share buybacks by M&T. M&T reported its annual results on January 11, 2006, showing net income up 8% to US$ 782 million. US GAAP-basis diluted earnings per share was up 12% to US$ 6.73 from US$ 6.00 in the year to December 2004. Diluted net operating earnings per share, which excludes the amortisation of core deposit and other intangibles, was US$ 7.03, up 10% from US$ 6.38.

Group income before taxes was €70 million in 2005 compared with €22 million in 2004 on an IFRS basis, an increase of € 48 million. Of the €48 million increase, €33 million relates to the pro-forma adjustments of IAS 32 and 39. The remaining € 15 million increase is commented on and analyzed above in the commentary on 2005 v pro-forma 2004.

Reconciliation of statutory IFRS accounts (GAAP) to pro-forma IFRS accounts (Non-GAAP) for December 2004

	IFRS Year 2004	EIR(1)	Insurance(2)		Financial(3) instruments	IFRS Pro-forma 2004
	(Euro in millions)
Net interest income	2,072	73	—		33	2,178
Other income	1,168	(102)	—		—	1,066

Total operating income	3,240	(29)	—		33	3,244
Total operating expenses	1,869	(1)	—		—	1,868
Provisions	133	—	—		—	133

Operating income/(loss)	1,238	(28)	—		33	1,243
Share of results of associated undertakings	132	—	—		—	132
Income on disposal of property	9	—	—		—	9
Income on disposal of business	17	—	—		—	17

Income before taxes	1,396	(28)	—		33	1,401

Earnings per share - continuing	128.3c	(2.5c )	—		—	125.8c
Earnings per share - discontinued	6.2c	—	(2.4c	)	—	3.8c
Basic earnings per share	134.5c	(2.5c )	(2.4c	)	—	129.6c

(1)	(EIR) Effective interest rate (IAS 39). On transition, certain fees receivable, and fees and commissions payable that had previously been taken to the profit and loss account were treated as deferred income and deferred costs and shown within loans and receivables. These deferred fees and costs are amortised on an effective interest basis to the profit and loss account over the expected residual lives of the financial instruments. The change in policy gives rise to a reclassification from fee income / fee expense and administrative expenses to interest income with an impact on the net interest margin. On a pro-forma basis the effective interest rate adjustment reduced profit before taxation by €28 million in 2004.

(2)	Insurance business (IFRS 4 / IAS 39). Accounting for contracts meeting the IFRS definition of insurance business is not impacted by IFRS 4. Accounting for investment products under IAS 39 serves to delay the recognition of income for a number of reasons. There is a narrower definition of costs that can be deferred on the sale of investment products. Initial charges on sale of investment products are deferred and accrued over the expected life of the product. There is no opportunity to account for the future surpluses on an embedded value basis. As a consequence, there was a reduction in equity on transition as the valuation of the discounted future earnings expected to emerge from the business currently in force in the balance sheet will decrease. Income will be recognised on these contracts in later periods due to the change in the valuation basis. On a pro-forma basis the insurance business adjustment reduced earnings per share by 2.4c in 2004.

(3)	Financial instruments (IAS 32 / IAS 39). Under IAS 32 and IAS 39, all debt securities are classified and disclosed within one of the following four categories: held-to-maturity; available-for-sale; trading; or designated as fair value through the profit and loss account. Some of AIB’s financial instruments, which were previously held as financial fixed assets, are classified as available-for-sale on transition to IFRS. On a pro-forma basis, classification of financial instruments increased profit before taxation by €33 million in 2004.

IFRS segmental pro-forma (Non-GAAP) information - continuing operations

	Year 31 December 2004
	AIB Bank ROI	AIB Bank GB & NI	Capital Markets	Poland	Group	Total
	(Euro in millions)
Operations by business segments
Net interest income	1,145	447	396	180	10	2,178
Other income	361	142	345	180	38	1,066

Total operating income	1,506	589	741	360	48	3,244
Total operating expenses	814	303	403	245	103	1,868
Provisions	44	13	29	29	18	133

Operating income/(loss)	648	273	309	86	(73)	1,243
Share of results of associated undertakings	(1)	—	4	1	128	132
Income on disposal of property	7	1	—	1	—	9
Income on disposal of businesses	—	—	4	13	—	17

Income before taxes	654	274	317	101	55	1,401

Liquidity & capital resources

It is the Group’s policy to maintain a strong capital base and to utilize it efficiently in its development as a diversified international banking group. As part of the Group’s capital management activities, the Group manages its mix of capital by currency in order to minimize the impact of exchange rate fluctuations on the Group’s key capital ratios. There are certain regulatory restrictions on the ability of subsidiaries to transfer funds to the parent company in the form of cash dividends, loans or advances. The impact of such restrictions is not expected to have a material effect on the Group’s ability to meet its cash obligations.

The following table shows AIB Group’s capital resources at December 31, and January 1, 2005:

	December 31, 2005	January 1, 2005
	(Euro in millions)
Stockholders’ equity(1)	7,169	6,472
Equity and non-equity minority interests	1,248	1,211
Preference shares	210	182
Undated capital notes	868	346
Dated capital notes	2,678	1,923

	12,173	10,134

(1)	Includes other equity interests

The increase arose primarily as a result of an increase in capital notes. In addition, shareholders’ equity increased arising from net retentions and exchange rate movements offset by pension scheme actuarial losses.

The US dollar, sterling and Polish zloty strengthened by 15%, 3% and 6% respectively relative to the euro, resulting in a positive foreign currency translation adjustment of €423 million. Shareholders’ equity benefited from net retentions of €773 million and the reissue of shares for staff incentive schemes of €66 million. The actuarial losses in the Group’s retirement benefit schemes, which the Group has recognized directly in shareholders’ equity under IAS 19 – Employee benefits, amounted to €285 million.

There was a net increase of €1.3 billion in capital notes reflecting the issue of Stg£ 900 million and €500 million offset by the redemption of €350 million and US$350 million in subordinated capital.

Capital ratios

In carrying out the Group’s overall capital resources policy, a guiding factor is the supervisory requirements of the Irish Financial Services Regulatory Authority (“IFSRA”), which applies a capital/risk assets ratio framework in measuring capital adequacy. This framework analyses a bank’s capital into three tiers. Tier 1 capital, comprizes mainly shareholders’ funds, minority equity interests in subsidiaries and preference shares. It is the highest tier and can be used to meet trading and banking activity requirements. Tier 2 includes perpetual, medium-term and long-term subordinated debt, certain provisions for impairment and fixed asset revaluation reserves. Tier 2 capital can be used to support both trading and banking activities. Tier 3 capital comprises short-term subordinated debt with a minimum original maturity of two years. The use of tier 3 capital is restricted to trading activities only and it is not eligible to support counterparty or settlement risk. The aggregate of tiers 2 and 3 capital included in the risk asset ratio calculation may not exceed tier 1 capital. AIB does not currently use tier 3 capital in its capital calculation. The capital adequacy framework also applies risk weightings to balance sheet and off-balance sheet exposures, reflecting the credit and other risks associated with broad categories of transactions and counterparties, to arrive at a figure for risk weighted assets. An internationally agreed minimum total capital (to risk weighted assets) ratio of 8% and a minimum tier 1 capital (to risk weighted assets) ratio of 4% are the base standards from which the IFSRA sets individual capital ratios for credit institutions under its jurisdiction.

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

The Capital Requirements Directive (CRD) amends the existing CAD for the prudential regulation of credit institutions and investment firms across the EU. It is a major piece of legislation that introduces a modern prudential framework, relating capital levels more closely to risks.

The CRD implements in the EU the revised Basel framework which is based on three ‘Pillars’:-

Pillar 1: minimum capital requirements for credit, market and operational risks;

Pillar 2: supervisory review - establishing a constructive dialogue between a firm and the regulator on the risks, the risk management and capital requirements of the firm; and

Pillar 3: market discipline - robust requirements on public disclosure intended to give the market a stronger role in ensuring that firms hold an appropriate level of capital.

A project is in place across the Group to prepare for the implementation of the CRD.

The following table shows the components and calculation of the Group’s tier 1 and total capital ratios at December 31, 2005 and January 1, 2005.

	December 31 2005	January 1 2005
	(Euro in millions)
Tier 1
Paid-up ordinary share capital	294	294
Eligible reserves	6,161	5,249
Equity and non-equity minority interests in subsidiaries	1,248	1,211
Non-cumulative preference shares (note a)	210	182
Reserve capital instruments (note b)	497	497
Supervisory deductions (note c)	(1,135)	(923)

Total tier 1 capital	7,275	6,510

Tier 2
Fixed asset revaluation and other reserves	381	339
IBNR provisions	162	139
Subordinated perpetual loan capital	868	272
Subordinated term loan capital	2,678	1,562

Total tier 2 capital	4,089	2,312

Gross capital	11,364	8,822
Supervisory deductions (note d)	(487)	(302)

Total capital	10,877	8,520

Notes:

(a)	Non-cumulative preference shares are included within subordinated liabilities and other capital instruments in the consolidated balance sheet.

(b)	Reserve capital instruments are included within Other Equity Interests in the consolidated balance sheet.

(c)	Supervisory deductions at the tier 1 capital level relate to intangible fixed assets and goodwill.

(d)	Supervisory deductions at the total capital level relate to investments in non-consolidated financial entities, primarily the long-term assurance business attributable to stockholders.

	December 31 2005	January 1 2005
	(Euro in millions except %)
Risk weighted assets
Banking book:
On balance sheet	79,520	62,770
Off-balance sheet	14,682	10,960
	94,202	73,730

Trading book:
Market risks	6,891	5,149
Counterparty and settlement risks	563	712

	7,454	5,861

Total risk weighted assets	101,656	79,591

Capital ratios
Tier 1 capital	7.2%	8.2%
Total capital	10.7%	10.7%

The Group was strongly capitalized at December 31, 2005 with the tier 1 ratio 7.2% and the total capital ratio at 10.7%. Risk weighted assets increased by €22 billion reflecting strong loan growth across the Group.

Tier 1 capital increased by €0.8 billion to €7.3 billion. This increase was as a result of the positive impact of net retentions and the positive impact of exchange rate movements offset by increased supervisory deductions.

Tier 2 capital increased by a net €1.8 billion, primarily as a result of subordinated debt issues totalling €1.8 billion and €0.2 billion positive exchange translation adjustments offset by redemptions of €0.2 billion.

Supervisory deductions increased by €185 million, reflecting primarily an increase in the Group’s interests in other financial investments.

The table below provides details of the contractual cash obligations of the Group as at December 31, 2005.

	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years	Total
	(Euro in millions)
Contractual cash obligations
Long term debt	—	—	—	2,678	2,678
Capital expenditure commitments	105	83	—	—	188
Operating leases	18	55	75	513	661
Finance leases	1	—	—	—	1
Other long term obligations (funding of Icarom)	11	22	23	22	78

Total	135	160	98	3,213	3,606

The table above excludes deposits and other liabilities taken in the normal course of banking business and short term and undated liabilities. The maturity of deposits by banks is given in Note 36, customer accounts in Note 37, trading portfolio financial liabilities in Note 38, and debt securities in issue in Note 39 of the Notes to Consolidated Financial Statements.

In addition, AIB Group is party to contingent liabilities and commitments with nominal amounts of €28.1 billion at December 31, 2005 (see Note 48 “Memorandum items: Contingent liabilities and commitments” of the Notes to Consolidated Financial Statements).

Further discussion on liquidity is included in Item 11 “Quantitative and qualitative disclosures about risk – Liquidity risk” on page 67.

Off-balance sheet arrangements

AIB utilizes Special Purpose Entities (SPE’s) in the ordinary course of business, primarily to provide liquidity and facilitate customer transactions.

Under IFRS, financial statements transactions and events should be accounted for and presented in accordance with their substance and economic reality and not merely their legal form.

As a result, the substance of transactions with an SPE forms the basis for the treatment in the Group’s financial statements. An SPE is consolidated in the financial statements when the substance of the relationship between the entity and the SPE indicates that the SPE is controlled by the entity and meets the criteria set out in IAS 27 “Consolidated and separate financial statements” and SIC 12 “Consolidation - Special purposes entities”. The key areas where the Group uses SPE’s are set out below.

Structuring of loans

The Group structures certain financing transactions, including funding the purchase or construction of certain assets, through SPE’s to ensure the availability of credit to customers in an efficient manner. These SPE’s are consolidated in the financial statements and the exposures are included within loans to customers.

Asset management

The Group provides asset management services to a large number of clients on an “arms length” basis and at market terms and prices. These assets are not consolidated in the Group’s financial statements, as they are not assets of AIB or its subsidiaries.

AIB also manages third party assets through SPE’s in which it has acquired interests. These SPE’s, primarily Collateralized Debt Obligations (“CDO’s”), are not consolidated in the Group’s financial statements.AIB does not have control over the SPE’s nor does it bear the significant risks and rewards that are inherent in the assets. Accordingly, the Group’s interests are included within equity shares. A CDO is an investment vehicle which allows third party investors to make debt and/or equity investments in a vehicle containing a portfolio of loans and bonds with certain common features. The CDO’s invest in a range of senior secured loans, mezzanine loans and high yield bonds.

Employee compensation trusts

AIB and some of its subsidiary companies use trust structures to benefit employees and to facilitate the ownership of the Group’s equity by employees. The Group consolidates these trust structures where the risks and rewards of the underlying shares have not been transferred to the employees. Details of these structures are provided in Notes 46 and 55 of the Notes to Consolidated Financial Statements.

Capital expenditure commitments

At December 31, 2005, the total estimated outstanding commitments for capital expenditure not provided for in the accounts amounted to €188 million (2004: €99 million). AIB Group believes that its capital resources are adequate to meet such commitments. The general purpose of the capital commitments is buildings, predominantly the development of Bankcentre, and technology related expenditure.

Placings with banks

The following table analyzes placings with banks, based on the offices from which the placing is made.

	December 31,
	2005	2004
	(Euro in millions)
Placings with banks, repayable within 30 days:
Domestic offices	3,676	857
Foreign offices	2,478	883

	6,154	1,740

Placings with banks, repayable beyond 30 days:
Domestic offices	584	513
Foreign offices	391	287

	975	800

Total	7,129	2,540

AIB Group places funds with other banks for a number of reasons, including liquidity management, the facilitation of international money transfers and the conduct of documentary credit business with correspondent banks.

Limits on the aggregate amount of placings that may be made with individual institutions are established in accordance with AIB Group credit policy.

Deposits by customers

The following table analyzes average deposits by customers based on the location of the offices in which the deposits are recorded.

	December 31,
	2005	2004
	(Euro in millions)
Domestic offices
Current accounts	11,274	9,547
Deposits:
Demand	5,764	5,384
Time	15,701	13,001

	32,739	27,932

Foreign offices
Current accounts	7,379	6,107
Deposits:
Demand	2,068	1,843
Time	8,679	7,480

	18,126	15,430

Total	50,865	43,362

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

Customer deposits by currency

The following table analyzes customer deposits by currency.

	December 31,
	2005	2004
	(Euro in millions)
Euro	38,140	30,299
US dollar	3,795	2,559
Sterling	16,067	13,114
Polish zloty	4,463	4,015
Other currencies	115	164

	62,580	50,151

The following table shows details of the Group’s large time deposits and certificates of deposit (US$100,000 and over or the equivalent in other currencies) by time remaining until maturity.

	December 31, 2005
	3 months or less	After 3 months but within 6 months	After 6 months but within 12 months	After 12 months
	(Euro in millions)
Large time deposits
Domestic offices	11,431	576	365	237
Foreign offices	5,768	218	166	164
Certificates of deposit
Domestic offices	2,280	492	222	—
Foreign offices	2,782	725	1,949	1,578

	22,261	2,011	2,702	1,979

Short-term borrowings

The following table shows details of short-term borrowings of AIB Group for the years ended December 31, 2005 and 2004.

	December 31,
	2005	2004
	(Euro in millions)
Commercial paper:
End of year outstandings	718	1,187
Highest month-end balance	1,779	1,396
Average balance	1,304	239
Average rate of interest
At end of year	3.53%	2.05%
During the year	3.24%	1.95%
Repurchase agreements:
End of year outstandings	11,044	8,600
Highest month-end balance	13,046	10,599
Average balance	10,686	8,390
Average rate of interest
At end of year	2.99%	2.95%
During year	2.26%	2.33%
Other short-term borrowings:
End of year outstandings	31,372	20,224
Highest month-end balance	34,470	27,372
Average balance	25,061	21,975
Average rate of interest
At end of year	3.65%	3.27%
During year	3.61%	2.96%

Average interest rates during the year are computed by dividing total interest expense by the average amount borrowed. Average interest rates at the year end are average rates for a single day and as such may reflect one-day market distortions which may not be indicative of generally prevailing rates. “Other short-term borrowings” consist principally of borrowings in the inter-bank market included within “Deposits by banks” in the Consolidated Financial Statements and generally have remaining maturities of one year or less. The maturity profiles of the above outstandings are disclosed in notes 36, 37, 38 and 39 of the Consolidated Financial Statements.

Trend information

See Item 5 – “Operating results” on pages 23 to 37.

Item 6.	Directors, Senior Management & Employees

Directors & senior management

Certain information in respect of the Directors and Executive Officers is set out below. Directors are required to submit themselves for re-appointment at intervals of not more than three years, while Directors who have served for more than nine years are required to submit themselves for re-appointment annually.

Dermot Gleeson BA, LLM

Chairman

Barrister, and member of the Adjunct Law Faculty of University College Dublin and a member of Cork University Foundation. Member of the Royal Irish Academy and Chairman of the Irish Council for Bioethics. Director of the Gate Theatre. Former Attorney General of Ireland and former member of the Council of State. Former Chairman of the Review Body on Higher Remuneration in the Public Sector. Joined the Board in 2000, and appointed Chairman in 2003. (Age 57)

Eugene Sheehy* MSc

Group Chief Executive

Joined AIB in 1971 and spent 20 years in retail banking, including branch manager appointments in a number of Dublin branches. Appointed General Manager, Retail Operations in 1999, and Managing Director, AIB Bank (RoI) in 2001. Appointed Chief Executive Officer of AIB’s USA Division and Executive Chairman-Designate of Allfirst Financial Inc. (“Allfirst”) in March 2002. Appointed Chairman and CEO, Mid Atlantic Division, M&T Bank (“M&T”), and to the Executive Management Committee and Board of M&T in April 2003, following the merger of Allfirst and M&T. Appointed AIB Chief Executive-Designate in March 2005, co-opted to the Board on May 12, 2005, and assumed responsibility as Group Chief Executive with effect from July 1, 2005. (Age 51)

Adrian Burke B Comm, FCA

Audit Committee Chairman

Chairman of Coyle Hamilton Willis Limited and of the Irish Credit Bureau Limited, and Director of Dairygold Co-Operative Society Limited. Vice Chairperson of the Institute of European Affairs. Former president of the Institute of Chartered Accountants in Ireland, former Managing Partner of Arthur Andersen in Ireland, and former Chairman of the Joint Ethics Board of the Institutes of Chartered Accountants in Ireland, Scotland, and England and Wales. Joined the Board in 1997. (Age 64)

Kieran Crowley BA, FCA

Consultant. Founder of Crowley Services Dublin Ltd., which operates the Dyno-Rod franchise in Ireland. Director of Bank Zachodni WBK, AIB’s Polish subsidiary. Member of IBEC National Executive Council and former Chairman of the Small Firms Association. Joined the Board in August 2004. (Age 54)

Colm Doherty* B Comm

Managing Director, AIB Capital Markets plc. Director of M&T Bank Corporation, AIB’s U.S. associate, and its subsidiary, Manufacturers and Traders Trust Company. Joined AIB International Financial Services in 1988, and became its Managing Director in 1991. Appointed Head of Investment Banking in 1994, and assumed his present position in 1999. Member of the International Financial Services Centre Clearing House Group. Joined the Board in 2003. (Age 47)

Padraic M Fallon BBS, MA, FRSA

Chairman of Euromoney Institutional Investor PLC and Director of Daily Mail & General Trust p.l.c. in Britain. Member of the Board of Trinity College Dublin Foundation. Joined the Board in 1988. (Age 59)

Don Godson BE, MIE, FIEI, C.Eng

Chairman of Project Management Holdings Ltd. Board Member of the Michael Smurfit Graduate School of Business at University College Dublin. Former Director and Group Chief Executive of CRH p.l.c. Joined the Board in 1997. (Age 66)

John B McGuckian BSc Econ

Senior Independent Non-Executive Director and Remuneration Committee Chairman

Chairman of Ulster Television p.l.c., Irish Continental Group p.l.c. and AIB Group (UK) p.l.c., and a Director of a number of other companies in Ireland and the UK. Former Pro-Chancellor of The Queen’s University, Belfast, and former Chairman of The International Fund for Ireland and of the Industrial Development Board for Northern Ireland. Joined the Board in 1977 and appointed Senior Independent Non-Executive Director in 2003. (Age 66)

John O’Donnell * FCMA, FCCA

Group Finance Director

Joined AIB in 1989 as Associate Director, AIB International Financial Services, becoming Managing Director in 1995. Appointed Managing Director, AIB Corporate Finance in 1996, Head of Investment Banking, AIB Capital Markets in 2001, and Group Finance Director-Designate in July 2005. Co-opted to the Board on January 11, 2006 (Age 51)

Jim O’Leary MA MSI

Lecturer in economics at the National University of Ireland, Maynooth. Former Chief Economist at Davy Stockbrokers, and former Director of Aer Lingus, the National Statistics Board and Gresham Hotel Group. Joined the Board in 2001. (Age 49)

Michael J Sullivan JD

Served as US Ambassador to Ireland from January 1999 to June 2001 and as Governor of the State of Wyoming, USA, between 1987 and 1995. Director of Kerry Group p.l.c., Sletten Construction Inc., Cimarex Energy, Inc., First Interstate BancSystem, Inc., and a Trustee of the Catholic Diocese of Wyoming. Member of the Bar, State of Wyoming. Joined the Board in 2001. (Age 66)

Robert G Wilmers

Chairman and former President and Chief Executive Officer of M&T Bank Corporation (“M&T”), Buffalo, New York State. Director The Business Council of New York State, Inc., the Buffalo Niagara Partnership, and the Andy Warhol Foundation. Served as Chairman of the New York State Bankers’Association in 2002, and as a Director of the Federal Reserve Bank of New York from 1993 to 1998. Joined the Board in April 2003, as the designee of M&T on the acquisition by AIB of a strategic stake in M&T. (Age 71)

Jennifer Winter BSc

Corporate Social Responsibility Committee Chairman

Chief Executive, the Barretstown Gang Camp Limited and Director of Project Management Holdings Ltd. Former Vice President GlaxoSmithKline Pharmaceuticals Limited UK and former Managing Director of SmithKline Beecham, Ireland. Joined the Board in August 2004. (Age 46)

*	Executive Directors

Board Committees

Information concerning membership of the Board’s Audit, Nomination & Corporate Governance, Remuneration, and Corporate Social Responsibility Committees is given in the Corporate Governance statement on pages 51 to 55.

Other Executive Officers
Name	Principal occupation	Year in which appointed to present position
Shom Bhattacharya (55)	Group Chief Risk Officer	2002

Gerry Byrne (50)	Managing Director,
	AIB Poland Division	2001

Donal Forde (45)	Managing Director,
	AIB Bank ROI	2002

Robbie Henneberry (42)	Managing Director,
	AIB Group (UK) p.l.c.	2005

Steven Meadows (52)	Group Director,
	Operations & Technology	2005

Mary Toomey (57)	Head of Group Strategic
	Human Resources	2005

Compensation

Aggregate remuneration of Directors and Officers

The aggregate remuneration for the year ended December 31, 2005 of all Directors and Executive Officers as a group amounted to €18.665 million; the corresponding figure for the year ended December 31, 2004 was €9.205 million. These sums include amounts paid under the Group’s Employees’ Profit Sharing Plans, together with pension and other remuneration paid to former Directors (2005: €0.758 million; 2004: €0.842 million).

Included above is an aggregate amount set aside by AIB, in the years ended December 31, 2005 and 2004, to provide pension benefits for Directors and Executive Officers of AIB which amounted to €5.496 million and €1.027 million respectively.

Remuneration policy

The Company’s policy in respect of the remuneration of the executive directors aims to support and enhance business performance, and to underpin and reinforce a high-performance and ethical culture. Remuneration packages and structures are such as to attract, retain, motivate and reward the executives concerned and, by ensuring strong links between performance and reward, align individual and company success. In considering such packages, cognisance is taken of: the levels of remuneration for comparable positions, as advised by external consultants (Kepler Associates, who have not been engaged to provide any other services to the Group); the responsibilities and complexity of the roles of the individuals concerned; their individual performances measured against specific and challenging objectives; and the Group’s overall performance. A high proportion of the remuneration of the senior executives will be delivered through variable pay, including equity. Senior executives participating in the AIB Group Performance Share Plan 2005 (note 13) are expected to build up, over time, ownership of the Company’s shares to the equivalent of annual basic salary.

Remuneration

	December 31, 2005
	Fees(1)	Salary	Bonus(2)	Profit share(3)	Taxable benefits(4)	Pension contributions(5)	Total
	(Euro in thousands)
Executive directors
Michael Buckley (retired June 30, 2005)	17	430	400	13	66	533	1,459
Colm Doherty	—	471	900	13	45	122	1,551
Gary Kennedy	—	470	265	13	53	2,133	2,934
Aidan McKeon	35	403	256	4	34	180	912
Eugene Sheehy (appointed May 12, 2005)	—	510	426	—	36	132	1,104

	52	2,284	2,247	43	234	3,100	7,960

Non-executive directors
Adrian Burke	127					—	127
Kieran Crowley	85					—	85
Padraic M Fallon	44					11	55
Dermot Gleeson	375					—	375
Don Godson	95					—	95
Sir Derek Higgs (resigned October 5, 2005)	75					—	75
John B McGuckian	141					11	152
Jim O’Leary	97					—	97
Michael J Sullivan	98					—	98
Robert G.Wilmers(1)	—					—	—
Jennifer Winter	58					—	58

	1,195					22	1,217

Former directors
Pensions(6)							758
Other payments(7)							—

							758

Total							9,935

	December 31, 2004
	Fees(1)	Salary	Bonus(2)	Profit share(3)	Taxable benefits(4)	Pension contributions(5)	Total
	(Euro in thousands)
Executive directors
Michael Buckley	35	775	360	13	52	210	1,445
Colm Doherty	35	418	340	13	43	109	958
Gary Kennedy	35	415	235	13	38	108	844
Aidan McKeon	35	356	242	4	38	159	834

	140	1,964	1,177	43	171	586	4,081

Non-executive directors
Adrian Burke	146					—	146
Kieran Crowley	18					—	18
Padraic M Fallon	44					11	55
Dermot Gleeson	285					—	285
Don Godson	62					—	62
Sir Derek Higgs	71					—	71
John B McGuckian	103					11	114
Carol Moffett	33					—	33
Jim O’Leary	68					—	68
Michael J Sullivan	95					—	95
Robert G.Wilmers(1)	—					—	—
Jennifer Winter	39					—	39

	964					22	986

Former directors
Pensions(6)							758
Other payments(7)							84

							842

Total							5,909

(1)	Fees comprise a basic fee of €35,000 per annum paid in respect of service as a director, and additional remuneration paid to any non-executive director who holds the office of Chairman, Chairman of the Audit Committee or of the Remuneration Committee, or Senior Independent Director, or who performs additional services, such as through membership of Board Committees, or who serves on the board of a subsidiary company.

In 2005, the Board decided that the practice of paying Directors’ Fees to Executive Directors should be discontinued, and that the salaries of those concerned should be adjusted accordingly, on an actuarially neutral basis. This adjustment was applied with effect from January 1, 2005, save in the case of Mr. Michael Buckley (who retired on June 30, 2005) and Mr.Aidan McKeon (who retired from the Board on December 31, 2005).

A fee of €35,000 was paid to M&T Bank Corporation (“M&T”) in the year ended December 31, 2005 (2004: €35,000), in respect of Mr. Robert G.Wilmers’s directorship of the Company as the designee of M&T, pursuant to the Agreement and Plan of Reorganisation, dated September 26, 2002, by and among the Company, Allfirst Financial Inc. and M&T, as approved by shareholders at the Extraordinary General Meeting held on December 18, 2002 (“the Agreement”).

Messrs. Michael Buckley, Eugene Sheehy, Gary Kennedy (until September 2005) and Colm Doherty (from September 2005) served as AIB-designated Directors of M&T, pursuant to the Agreement. The fees payable in this regard, which amounted to €55,323 in 2005 (2004: €56,718), were paid to AIB, except that the portion of this figure payable in respect of Mr. Buckley from the date of his retirement as Group Chief Executive and Director of AIB on June 30, 2005 (€10,656) was paid direct to Mr. Buckley, who continues to serve as an AIB-designated Director of M&T.

Each executive director is permitted to hold no more than one directorship of another public company, subject to the approval of the Nomination and Corporate Governance Committee, and any related remuneration may be retained by the individual concerned. Mr. Gary Kennedy joined the board of Elan Corporation p.l.c., on May 26, 2005; the related remuneration amounted to €30,794 in 2005.

(2)	The executive directors participate in a discretionary, performance-related, incentive scheme for senior executives under which bonuses may be earned on the achievement of specific, performance-related objectives, reviewed annually. The bonus may range from 0% to 100% of annual salary; the upper limit may be exceeded at the discretion of the Remuneration Committee.

(3)	Information on the employees’ profit sharing schemes, which are operated on terms approved by the shareholders, is given in note 13 in the consolidated financial statements.

(4)	Taxable benefits include the use of a company car or the payment of a car allowance, and benefit arising from loans made at preferential interest rates.

(5)	“Pension contributions” represent:

(a)	payments to defined benefit pension schemes, in accordance with actuarial advice, to provide post-retirement pensions from normal retirement date. The contribution rates, as a percentage of pensionable emoluments, are 26.0% in respect of the Republic of Ireland pension scheme (2004: 26.0%) and 44.6% in respect of the UK pension scheme (2004: 44.6%). The fees of the non-executive directors who joined the Board since 1990 are not pensionable; and

(b)	in respect of 2005, one-off payments to the pension scheme to meet the scheme’s liabilities arising from the retirements of

(i)	Mr. Michael Buckley, some seven months prior to his normal retirement date (funding impact: €0.416million), and

(ii)	Mr. Gary Kennedy (funding impact: €2.011million).

The pension benefits earned during the year, and accrued at year-end (or date of retirement, if earlier), are as follows:

	Increase in accrued benefits during 2005(a)	Accrued benefit at year-end(b)	Transfer values(c)
	(Euro in thousands)
Executive directors
Michael Buckley	68	590	1,798
Colm Doherty	27	188	307
Gary Kennedy	94	200	3,614
Aidan McKeon	34	270	631
Eugene Sheehy	257	410	3,635
Non-executive directors
Padraic M Fallon	0.5	16	6
John B McGuckian	0.2	23	4

(a)	Increases are after adjustment for inflation, and arise in consequence of (i) additional pensionable service; (ii) increases in pensionable earnings; and (iii) adjustments, if any, agreed in respect of the individual’s pension payable. The increase in accrued pension benefits in respect of Mr. Sheehy reflects primarily the increase in salary that was granted to him on his appointment as Group Chief Executive during the year.

(b)	Figures represent the accumulated total amounts of accrued benefits (i.e. annual pension) payable at normal retirement dates, as at December 31, 2005, and at actual retirement date in respect of Mr. Buckley (June 30, 2005).

(c)	Figures show the transfer values of the increases in accrued benefits during 2005. These transfer values do not represent sums paid or due, but the amounts that the Company’s pension scheme would transfer to another pension scheme, in relation to the benefits accrued in 2005, in the event of the member leaving service.

(6)	“Pensions” (€758,000) represents the payment of pensions to former directors or their dependants granted on an ex-gratia basis and fully provided for in the balance sheet, together with an amount of €650,000 to amortize a deficit in the Non-Executive Directors’ Pension Scheme, in accordance with actuarial advice (2004: €758,000, inclusive of €650,000 in respect of amortization of the Pension Scheme deficit).

(7)	“Other payments” in 2004 (€83,507) represented a final payment to Mr. Jeremiah E. Casey under the terms of a post-retirement consultancy contract approved by shareholders at the 1999 Annual General Meeting.

Board practices

Directors

The following board changes occurred with effect from the dates shown:

•	Mr. Eugene Sheehy was appointed an Executive Director on May 12, 2005;

•	Mr. Michael Buckley retired as an Executive Director on June 30, 2005;

•	Sir Derek Higgs resigned as a Non-Executive Director on October 5, 2005;

•	Mr. Gary Kennedy resigned as an Executive Director on December 31, 2005;

•	Mr.Aidan McKeon retired as an Executive Director on December 31, 2005;

•	Mr. John O’Donnell was appointed an Executive Director on January 11, 2006.

All Directors will retire at the 2006 AGM and, being eligible, offer themselves for re-appointment.

Audit committee

See Corporate Governance Statement on page 53.

Corporate social responsibility committee

See Corporate Governance Statement on page 53.

Nomination and corporate governance committee

See Corporate Governance Statement on page 53.

Remuneration committee

See Corporate Governance Statement on page 54.

Service Contracts

There are no service contracts in force for any director with the Company or any of its subsidiaries.

Share ownership

Interests in shares and options

The beneficial interests of the directors and the secretary in office at December 31, 2005, and of their spouses and minor children, are as follows:

	Ordinary shares of €0.32
	December 31, 2005	January 1, 2005*
Ordinary shares
Directors:
Adrian Burke	11,004	11,004
Kieran Crowley	7,520	5,020
Colm Doherty	70,469	57,218
Padraic M Fallon	8,979	8,979
Dermot Gleeson	32,826	22,826
Don Godson	50,000	38,599
Gary Kennedy	101,875	101,124
John B McGuckian	72,911	72,911
Aidan McKeon	28,246	27,853
Jim O’Leary	4,000	4,000
Eugene Sheehy	71,284	71,284
Michael J Sullivan	1,700	1,700
Robert G Wilmers	152,459	52,459
Jennifer Winter	280	—
Secretary:
W M Kinsella	40,050	39,489

*	or later date of appointment

The following table sets forth information, at December 31, 2005, with respect to the percentage of Ordinary shares owned by Directors and Executive Officers of AIB as a group:

Title of class	Identity of person or group	Number owned	Percent of class
Ordinary shares	Directors and Executive Officers of AIB as a group	664,926	0.07%

Details of the Executive Directors’ and the Secretary’s share options are given below. Information on the Share Option Schemes, including policy on the granting of options, is given in note 13 in the consolidated financial statements. The vesting of these options in the individuals concerned is dependent on Earnings Per Share (“EPS”) targets being met. Subject thereto, the options outstanding at December 31, 2005 are exercisable at various dates between 2006 and 2015. Details are shown in the Register of Directors’ and Secretary’s Interests, which may be inspected by shareholders at the Company’s Registered Office.

	December 31, 2005	January 1, 2005*	Since January 1, 2005*		Price of options exercised	Market price at date of exercise	Weighted average subscription price of options outstanding at December 31, 2005
			Granted	Exercised
					€	€	€
Directors:
Colm Doherty	185,000	230,000	5,000	50,000	10.02	18.14	12.83
Gary Kennedy	180,000	165,000	30,000	15,000	10.02	18.14	13.59
Aidan McKeon	137,000	137,000	—	—	—	—	12.94
Eugene Sheehy	154,000	154,000	—	—	—	—	13.08
Secretary:
W M Kinsella	40,500	40,500	15,000	15,000	10.02	17.63	13.99

*	or later date of appointment

Non-executive directors do not participate in the share options schemes (or “plans”). The aggregate number of share options outstanding at December 31, 2005 in the names of executive directors and officers, as a group, was 1,326,000, as follows:

Outstanding as at December 31, 2004:	1,262,000
Options granted, 2005	170,000
Less: Options exercised, 2005	106,000
Less: Options lapsed, 2005	—

Options outstanding as at December 31, 2005	1,326,000

Long Term Incentive Plans

Details of the Executive Directors’ and the Secretary’s conditional grants of awards of shares are given below. These conditional awards are subject to onerous performance targets being met, in terms of total shareholder return and EPS growth. Information on the Long Term Incentive Plans, including policy on the granting of awards, is given in note 13 in the consolidated financial statements. The conditional grants of awards outstanding at December 31, 2005 may vest between 2006 and 2008, depending on the date of the grant.

The following conditional grants of awards of ordinary shares have been made to the Executive Directors and the Secretary under the terms of the Plan:

	Total as at December 31, 2005	Granted during 2005	Total as at January 1, 2005*
Directors:
Colm Doherty	73,715	38,715	35,000
Gary Kennedy	20,000	—	20,000
Aidan McKeon	14,000	—	14,000
Eugene Sheehy	105,650	90,650	15,000
Secretary:
W M Kinsella	4,500	—	4,500

*	or later date of appointment

Apart from the interests set out above, the Directors and Secretary in office at year-end, and their spouses and minor children, have no interests in the shares of the Company. Mr. John O’Donnell, who was co-opted to the Board on January 11, 2006, has interests (inclusive of the interests of his wife and minor children) in 8,844 ordinary shares of the Company; he has options over 96,000 shares, and conditional grants of awards of 73,737 shares (42,340 on his appointment under the Long Term Incentive Plans, and 31,397 awarded under the Performance Share Plan 2005 on March 21, 2006).

The year-end closing price, on the Irish Stock Exchange, of the Company’s ordinary shares was €18.05 per share; during the year the price ranged from €15.20 to €18.64 per share.

The following changes in the above interests occurred between December 31, 2005 and May 17, 2006.

Directors

(a)	Mr. Colm Doherty was awarded a conditional grant of award of 37,676 shares under the Performance Share Plan 2005 on March 21, 2006.

(b)	Mr. Dermot Gleeson purchased 5,000 shares on March 13, 2006 and purchased a further 10,000 shares on May 16, 2006.

(c)	Mr. Eugene Sheehy was awarded a conditional grant of award of 83,725 shares under the Performance Share Plan 2005 on March 21, 2006.

(d)	Mr. Eugene Sheehy purchased 34,000 shares on exercise of share options on May 16, 2006.

Secretary

Mr.W M Kinsella was awarded a conditional grant of award of 5,814 shares under the Performance Share Plan 2005 on March 21, 2006.

Employee share plans

The Company operates an ‘AIB Approved Employees’ Profit Sharing Scheme 1998’ on terms approved by the shareholders. There are no vesting conditions. All employees, including executive directors of the Company and certain subsidiaries are eligible to participate, subject to minimum service periods (i.e. a continuous employment for at least one year prior to the last day of the relevant accounting period). The directors at their discretion may set aside each year a sum not exceeding 5% of eligible profits of participating companies.

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

In December 2002 a Share Ownership Plan was launched in the UK to replace the profit sharing scheme that previously operated for UK-based employees. The Plan, which was approved by shareholders at the 2002 Annual General Meeting, provides for the receipt by eligible employees of shares in a number of categories: Partnership Shares, in which employees may invest up to Stg £ 1,500 per annum from salary; Free Shares, involving the award by the Company of shares up to the value of Stg £3,000 per annum per employee; and Dividend Shares, which may be acquired by employees by re-investing dividends of up to Stg £1,500 per annum.

To participate in the plan, eligible employees must have been in the continuous employment of the Group from July 1, prior to the grant date. During 2005, a total of 274,251 shares with a value of € 4.3million (2004: 342,674 shares with a value of € 3.6million) were awarded under the Free Share scheme. Shares are forfeited on a sliding scale should the employee leave the service of the Group within three years of grant date. The market value is determined as the mid market price of the Company’s shares on the Irish Stock Exchange daily official list on the relevant date.

The company operates a Save As You Earn Share Option Scheme in the UK. The scheme is open to all employees of AIB Group in the UK who have completed six months continuous service at the date of grant. Under the Scheme employees may opt to save fixed amounts on a regular basis, over a three-year period, subject to a maximum monthly saving of Stg £ 250 per employee. At the end of the three-year period, a tax-free bonus equal to 1.7 times the participant’s monthly contribution is added. In addition, at the end of the three-year period the participant has 6 months in which to exercise the option and purchase the shares at the option price (fixed price being the average price per AIB share, on the London Stock Exchange on the day prior to grant date, less 20% discount); or the participant may withdraw the savings and bonus amount.

During 2005, the Company re-issued from its pool of Treasury Shares 1,835,842 ordinary shares to the Trustees of the employees’ profit sharing schemes, at €15.78 per share. The consideration received for these shares was €29 million.

Share option plan

With the introduction of the AIB Group Performance Share Plan 2005 (see note 13 in the notes to the accounts), the share option plan has been discontinued to the extent that further grants of options over the Company’s shares may not be made, except in exceptional circumstances. Options were granted at the market price, being the middle market quotation of the Bank’s shares on the Irish Stock Exchange on the day preceding the date on which the option is granted. The exercise of options granted between January 1, 1996 and December 31, 2000 is conditional on the achievement of earnings per share (“EPS”) growth of at least 2% per annum, compound, above the increase in the Consumer Price Index (“CPI”) over a period of not less than three and not more than five years from date of grant. The exercise of options granted since January 1, 2001 is conditional on the achievement of EPS growth of at least 5% per annum, compound, above the increase in the CPI over a period of not less than three and not more than five years from date of grant. Options may not be transferred or assigned and may be settled through the issue/re-issue of shares. They may be exercised only between the third and seventh anniversaries of their grant in the case of the options granted up to December 31, 2000, and between the third and tenth anniversaries of their grant in the case of options granted subsequent to that date.

The shares issued during 2005 to participants in the schemes were issued at prices of €11.90, €12.20 and €10.02 per share. The consideration received for these shares was €37 million.

At December 31, 2005, options were held by some 3,621 participants over 18,627,779 ordinary shares in aggregate (2.0% of the issued ordinary share capital, 2.1% net of 43,539,597 Treasury Shares held at that date), at prices ranging from €10.02 to €18.63 per share; these options may be exercised at various dates up to December 6, 2015.

Subscription price	Exercise period

€11.90/€12.20	April 2001 - April 2005

€10.02	May 2003 - May 2007

€11.98	April 2004 - April 2011

€12.40	September 2004 - September 2011

€13.55	June 2005 - June 2012

€13.90	December 2005 - December 2012

€13.30	April 2006 - April 2013

€12.60	April 2007 - April 2014

€16.20	April 2008 - April 2015

€18.63	December 2008 - December 2015

The following is a summary of the changes in outstanding options under the AIB Executive Group Performance Share Plan for the years ended December 31, 2005 and 2004.

	Years ended december 31,
	2005	2004
Shares subject to options at January 1	21,025,229	28,553,079
Options exercised at €5.80	—	(501,500)
Options exercised at €6.25	—	(50,000)
Options exercised at €7.61	—	–
Options exercised at €10.02	(2,510,950)	(2,281,850)
Options exercised at €11.90	(897,000)	(1,505,000)
Options exercised at €12.20	(80,000)	—
Options granted	1,459,000	3,223,500
Options granted in 1999 which did not vest	—	(6,301,500)
Options lapsed, in respect of former employees	(368,500)	(111,500)

Shares subject to options at December 31	18,627,779	21,025,229

Limitations on profit-sharing and share option plans

Under the terms of the employees’ profit sharing plans, the aggregate number of shares that may be purchased/held by the Trustees in any ten-year period may not exceed 10% of the issued ordinary share capital. The aggregate number of shares issued under the share option plans in any ten-year period may not exceed 5% of the issued ordinary share capital for the time being, provided, however, that in any year the maximum number of shares made available shall not exceed 0.5% of such share capital. The company complies with guidelines issued by the Irish Association of Investment Managers in relation to these plans.

Corporate governance

Corporate governance is concerned with how companies are managed and controlled. The Board is committed to the highest standards in that regard. This statement explains how the Company has applied the Principles set out in the Combined Code on Corporate Governance(1)(“the Code”).

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

The Board met on 11 occasions in 2005. Attendance at those meetings is reported on below. During a number of those meetings, the Non-Executive Directors met in the absence of the Executive Directors, in accordance with good governance standards. In addition to their attendance at Board meetings, individual Non-Executive Directors attended board meetings of overseas subsidiaries and held consultative meetings with the Chairman.

Attendance at meetings

Dermot Gleeson	11/11
Michael Buckley(a)	6/6
Adrian Burke	11/11
Kieran Crowley	11/11
Colm Doherty	11/11
Padraic M Fallon	9/11
Don Godson	10/11
Sir Derek Higgs(b)	8/8
Gary Kennedy	8/11
John B McGuckian	11/11
Aidan McKeon	10/11
Jim O’Leary	11/11
Eugene Sheehy(c)	7/7
Michael J Sullivan	11/11
Robert G Wilmers	6/11
Jennifer Winter	10/11

(a)	Retired June 30, 2005

(b)	Resigned October 5, 2005

(c)	Appointed May 12, 2005

(1)	The Code was adopted in 2003 by the Irish Stock Exchange and the UK Listing Authority.

Membership

It is the policy of the Board that a significant majority of the Directors should be Non-Executive. At December 31, 2005, there were 10 Non-Executive Directors and 4 Executive Directors. Non-Executive Directors are appointed so as to maintain an appropriate balance on the Board, and to ensure a sufficiently wide and relevant mix of backgrounds, skills and experience to provide strong and effective leadership and control of the Group.

The names of the Directors, and their biographical notes, appear on pages 43 and 44. All Directors are required to act in the best interests of the Company, and to bring independent judgment to bear in discharging their duties as Directors. Mr. Robert G.Wilmers serves as a Director of the Company as the designee of M&T Bank Corporation, in which AIB holds a 23.8% interest. In these circumstances, Mr.Wilmers is not determined to be independent for the purposes of the Code. The Board has determined that all other Non-Executive Directors are independent in character and judgement and free from any business or other relationship with the Company or the Group that could affect their judgement.While two of the Non-Executive Directors have served in excess of nine years and are members of the Non-Executive Directors’ Pension Scheme (“the Scheme”), both have been determined by the Board to be independent. In that regard, the benefits accruing to the Directors concerned - Mr. Padraic M. Fallon and Mr. John B. McGuckian - from their historical membership of the Scheme are not considered to be significant to them, and their tenure as Directors has not affected their ability to bring independent judgment to bear in discharging their duties.

Chairman

Mr. Dermot Gleeson has been Chairman of the Board since October 14, 2003. His responsibilities include the leadership of the Board, ensuring its effectiveness, setting its agenda, ensuring that the Directors receive adequate, accurate and timely information, facilitating the effective contribution of the Non-Executive Directors, ensuring the proper induction of new Directors, and reviewing the performance of individual Directors.

Group Chief Executive

The day-to-day management of the Group has been delegated to the Group Chief Executive, Mr. Eugene Sheehy, whose appointment to that position was effective from July 1, 2005. His responsibilities include the formulation of strategy and related plans, and, subject to Board approval, their execution. He is also responsible for ensuring an effective organisation structure, for the appointment, motivation and direction of the senior executive management, and for the operational management of all the Group’s businesses.

Senior Independent Non-Executive Director

Mr. John B. McGuckian, the Senior Independent Non-Executive Director, is available to shareholders if they have concerns which contact through the normal channels of Chairman or Group Chief Executive have failed to resolve, or for which such contact is considered by the shareholder(s) concerned to be inappropriate.

Company Secretary

The Directors have access to the advice and services of the Company Secretary, who is responsible for ensuring that Board procedures are followed and that applicable rules and regulations are complied with.

Performance Evaluation

Evaluations of the performances of the Board, individual Directors, and Board Committees were conducted during the year by the Chairman, using a detailed questionnaire and meetings with each of the Directors. The results were presented to the Board. An evaluation of the performance of the Chairman was conducted in his absence by the Non-Executive Directors, under the Chairmanship of Mr. John B. McGuckian, the Senior Independent Non-Executive Director, who had also consulted the Executive Directors.

Terms of Appointment

Non-Executive Directors are appointed for a three-year term, with the possibility of renewal for a further three years; the term may be further extended, in individual cases, on the recommendation of the Nomination and Corporate Governance Committee. Following appointment, Directors are required by the Articles of Association to retire at the next Annual General Meeting (“AGM”), and may go before the shareholders for re-appointment. Subsequently, all Directors are required to submit themselves for re-appointment at intervals of not more than three years. In 2005, the Directors decided, as a measure of strengthened corporate governance, to retire from office at AGM, and offer themselves for re-appointment. It is intended that this practice will apply again at the 2006 AGM.

Letters of appointment, as well as dealing with appointees’ responsibilities, stipulate that a specific time commitment is required from Directors; (a copy of the standard terms of the letter of appointment of Non-Executive Directors is available from the Company Secretary).

Induction

There is an induction process for new Directors. Its content varies as between Executive and Non-Executive Directors. In respect of the latter, the induction is designed to familiarize Non-Executive Directors with the Group and its operations, and comprises the provision of relevant briefing material, including details of the Company’s strategic and operational plans, and a programme of meetings with the Heads of Divisions and the senior management of businesses and support functions. Directors also attend external courses and seminars to update their knowledge.

Board Committees

The Board is assisted in the discharge of its duties by a number of Board Committees, whose purpose is to consider, in greater depth than would be practicable at Board meetings, matters for which the Board retains responsibility. The composition of such Committees is reviewed annually by the Board. A description of these Committees, each of which operates under terms of reference approved by the Board, and their membership, is given below. The minutes of all meetings of Board Committees are circulated to all Directors, for information, with their Board papers, and are formally noted by the Board. This provides an opportunity for Directors who are not members of those Committees to seek additional information or to comment on issues being addressed at Committee level. The terms of reference of the Audit Committee, the Nomination and Corporate Governance Committee, and the Remuneration Committee are available on AIB’s website, www.aibgroup.com. The information found at this website is not incorporated by reference to this document.

Audit Committee

Members: Mr.Adrian Burke, Chairman; Mr. Kieran Crowley; Sir Derek Higgs (to October); Mr. Jim O’Leary; and Mr. Michael J Sullivan.

The role and responsibilities of the Audit Committee are set out in its terms of reference.Those responsibilities are discharged through its meetings and receipt of reports from Management, the Auditors, the Group Internal Auditor, and the Group General Manager, Regulatory Compliance.

The Audit Committee reviews the Group’s annual and interim accounts; the scope of the audit; the findings, conclusions and recommendations of the internal and external Auditors; reports on compliance; the nature and extent of non-audit services provided by the Auditors; and the effectiveness of internal controls. The Committee is responsible for making recommendations on the appointment, re-appointment and removal of the Auditors, ensuring the cost-effectiveness of the audit, and for confirming the independence of the Auditors, the Group Internal Auditor, and the Group General Manager, Regulatory Compliance, each of whom it meets separately at least once each year, in confidential session, in the absence of Management. Each of these parties has unrestricted access to the Chairman of the Audit Committee. A written report is submitted annually to the Board, showing the issues considered by the Committee.

There is a process in place by which the Audit Committee reviews and, if considered appropriate, approves, within parameters approved by the Board, any non-audit services undertaken by the Auditors, and the related fees. This ensures that the objectivity and independence of the Auditors is safeguarded.

The Audit Committee met on eleven occasions during 2005. All the members attended all the meetings held during their terms as members of the Committee, with the exception of Mr. Sullivan, who attended nine meetings. The following attend the Committee’s meetings, by invitation: the Auditors; the Group Finance Director; the Group Chief Risk Officer; the Group General Manager, Regulatory Compliance; the Group Internal Auditor and the Group Head of Accounting and Finance.

Corporate Social Responsibility Committee

Members: Ms. Jennifer Winter, Chairman; Mr. Dermot Gleeson, (Chairman until June, when he stepped down from the Committee); Mr. Kieran Crowley (from June); Mr. Padraic M Fallon.

The role of the Corporate Social Responsibility (“CSR”) Committee is to recommend Group CSR policies and objectives.

The Committee met on 4 occasions during 2005. All the members attended all the meetings held during their terms as members of the Committee, except Mr. Fallon, who attended two of the meetings.

Nomination and Corporate Governance Committee

Members: Mr. Dermot Gleeson, Chairman; Mr. Michael Buckley (until June); Mr. Padraic M. Fallon (from June); Mr. Don Godson; Mr. John B McGuckian; Mr. Eugene Sheehy (from July); and Mr. Michael J Sullivan.

The Nomination and Corporate Governance Committee’s responsibilities include: recommending candidates to the Board for appointment as Directors; reviewing the size, structure and composition of the Board; and reviewing succession planning. The Committee is also responsible for reviewing the Company’s corporate governance policies and practices.

The Committee met on four occasions during 2005. All the members attended all the meetings held during their terms as members of the Committee, except Mr. McGuckian, who attended two of the meetings.

Remuneration Committee

Members: Mr. Dermot Gleeson, Chairman (until June); Sir Derek Higgs, Chairman (from June to October, when he resigned as a Director); Mr. John B McGuckian, Chairman (from November); Mr. Don Godson; and Mr. Jim O’Leary.

The Remuneration Committee’s responsibilities include recommending to the Board: (a) Group remuneration policies and practices; (b) performance-related pay schemes; (c) the operation of incentive schemes; and (d) executive and managerial salary ranges. The Committee also determines the remuneration of the Group Chief Executive, the other Executive Directors, and the other members of the Group Executive Committee, under advice to the Board.

The Committee met on eleven occasions during 2005. All the members attended all the meetings held during their terms as members of the Committee.

Directors’ Remuneration

The Report on Directors’ Remuneration and Interests appears on pages 44 to 47.

Relations with Stockholders

To strengthen communication with shareholders, the Company circulates each year the statutory Annual Report & Accounts and a Summary Review. The Summary Review is a short, user-friendly booklet explaining features of the Company’s performance in the previous year. It also focuses on strategy, performance over the previous five years and interaction with customers and the wider community and also comments on the membership of the Board, and other issues.

Website

Shareholders have the option of accessing the Annual Report and Accounts on AIB’s website, instead of receiving that document by post. The website contains, for the previous five years, the Annual Report and Accounts, the Interim Report, and the Annual Report on Form 20-F.

The Company’s presentations to fund managers and analysts of Annual and Interim Financial Results are broadcast live on the internet, and may be accessed on http://www.aibgroup.com/webcast. The times of the broadcasts are announced in advance on the website, which is updated with the Company’s Stock Exchange releases, including the trading updates issued in June and December, and formal presentations to analysts and investors. These items are thus available for review by all shareholders with internet access. The information found at this website is not incorporated by reference to this document.

Annual General Meeting

All shareholders are invited to attend the Annual General Meeting (“AGM”) and to participate in the proceedings. Shareholders are invited to submit written questions in advance of the AGM, and the more frequently raised questions are dealt with at the AGM. Subsequently, the Chairman writes to each shareholder who has submitted a question. At the AGM, it is practice to give an update on the Group’s performance and developments of interest, by way of video presentation. Separate resolutions are proposed on each separate issue. The proportion of proxy votes lodged for and against each resolution is indicated; this shows what the voting position would be if all votes cast, including votes cast by shareholders not in attendance, were taken into account.

The Chairmen of the Board’s Committees are available to answer questions about the Committees’ activities.

It is usual for all Directors to attend the AGM and to be available to meet shareholders before and after the Meeting.

A Help Desk facility is available to shareholders attending.

The Company’s 2006 AGM took place on April 26, and the Notice of the Meeting was posted to shareholders on March 27. This represented a notice period of 30 calendar days and 20 working days.

Institutional Shareholders

The Company held almost 300 meetings with its principal institutional shareholders and with financial analysts and brokers during 2005. The Group Chief Executive, the Group Finance Director, Heads of Divisions, other Executive Management as requested by shareholders, and the Head of Investor Relations participate in those meetings, at which care is taken to ensure that price-sensitive information is not divulged. Company representatives also spoke at a number of investor conferences. The Chairman and the Senior Independent Non-Executive Director are available to meet institutional shareholders, and the links with these shareholders and the communication of their views to the Board were strengthened through the following steps:

•	the Chairman wrote to institutional shareholders in Ireland, the UK, Europe and North America, offering to meet them if they considered such meetings to be useful;

•	the Chairman held discussions with a number of institutional shareholders;

•	the Head of Investor Relations reported on institutional shareholders’ views to the Board; and

•	analysts’ and brokers’ briefings on the Company were circulated to the Directors, on receipt.

Accountability and Audit

Accounts and Directors’ Responsibilities

The Accounts and other information presented in this Report and Accounts are consistent with the Code Principle requiring the presentation of “a balanced and understandable assessment of the Company’s position and prospects”. The Statement concerning the responsibilities of the Directors in relation to the Accounts appears on page 186.

Going Concern

The Accounts continue to be prepared on a going concern basis, as the Directors are satisfied that the Company and the Group as a whole have the resources to continue in business for the foreseeable future. In forming this view, the Directors have reviewed the Group’s budget for 2006.

Internal Control

The Directors acknowledge that they are responsible for the Group’s systems of internal control and for reviewing their effectiveness. Guidance (“Internal Control: Guidance for Directors on the Combined Code”) has been issued by the Irish Stock Exchange and the London Stock Exchange to assist Directors in complying with the Code’s requirements in respect of internal control. That Guidance states that systems of internal control are designed to manage, rather than eliminate, the risk of failure to achieve business objectives, and can provide only reasonable and not absolute assurance against material mis-statement or loss.

The Group’s systems of internal control includes:

•	a clearly-defined management structure, with defined lines of authority and accountability;

•	a comprehensive annual budgeting and financial reporting system, which incorporates clearly-defined and communicated common accounting policies and financial control procedures, including those relating to authorization limits; capital expenditure and investment procedures; physical and computer security; and business continuity planning. The accuracy and integrity of the Group’s financial information is confirmed through Divisional and Group-level reports to the Group Finance Director;

•	the Group Risk Management function, which is responsible for ensuring that risks are identified, assessed and managed throughout the Group;

•	the Group General Manager, Regulatory Compliance, who reports independently to the Audit Committee on the compliance framework across the Group and on management’s attention to compliance matters;

•	the Audit Committee, which receives reports on various aspects of control, reviews the Group’s statutory Accounts and other published financial statements and information, and ensures that no restrictions are placed on the scope of the statutory audit or on the independence of the Internal Audit and Regulatory Compliance functions. The Audit Committee reports to the Board on these matters, and on compliance with relevant laws and regulations, and related issues;

•	appropriate policies and procedures relating to capital management, asset and liability management (including interest rate risk, exchange rate risk and liquidity management), credit risk management, and operational risk management. Independent testing of the risk management and control framework is undertaken by the Internal Audit function;

•	regular review by the Board of overall strategy, business plans, variances against budgets and other performance data.

The Group’s structure and on-going processes for identifying, evaluating and managing the significant credit, market and operational risks faced by the Group are described in pages 64 to 72. Those processes are regularly reviewed by the Board, and accord with the above-mentioned Guidance.

The Directors confirm that, with the assistance of reports from the Audit Committee and Management, they have reviewed the effectiveness of the Group’s systems of internal control for the year ended December 31, 2005. The Audit Committee, on behalf of the Board, monitors the preparations being made by the Group to ensure compliance, by the prescribed December 31, 2006 deadline, with the requirements of Section 404 of the U.S. Sarbanes Oxley Act 2002, which requires, inter alia, Management to include in the Annual Report on Form 20-F its assessment of the effectiveness of internal controls over financial reporting.

Compliance Statement

The foregoing explains how the Company has applied the principles set out in the Code. The Company has complied, throughout 2005, with the Code’s provisions.

A brief description of the significant differences between AIB’s corporate governance practices and those followed by U.S. companies under the NewYork Stock Exchange’s listing standards is provided on AIB’s website: www.aibgroup.com. Except in respect of the significant differences in corporate practices, the information found at this website is not incorporated by reference into this document.

Employees

During the year ended December 31, 2005 AIB Group employed approximately 23,300 staff (2004: approximately 22,800) on a world wide basis in the Republic of Ireland, Northern Ireland, Great Britain, USA, and Poland operating out of approximately 760 (2004: 770) offices.

AIB Group offers a wide range of employee relations programs and the continued success of the Group, in part, can be attributed to the positive commitment of employees in each of the areas in which it operates.

The sole recognized trade union for bank officials in the Republic of Ireland, Northern Ireland, and Great Britain is the Irish Bank Officials’ Association (IBOA). Since February 2000 AIB and the IBOA have conducted their relations in keeping with agreed Partnership principles, which underpin the approach to be taken in employee and industrial relations. In 2005, the second phase of this Partnership was announced. This focuses on creating a closer link between the staff relations agenda and the strategic priorities of the business. Partnership also allows for increased involvement by staff in change and decision making.

The AIB European Staff Forum is also active. AIB uses the Forum to provide information, exchange views and consult with staff members on issues which affect the Group’s operations across national boundaries within Europe. Staff members are also afforded the opportunity of meeting with and providing feedback to management by means of a staff consultative process known as AIB Consult in AIB Bank, and Staff Consultative group in AIB Capital Markets.

AIB encourages its staff to raise any concerns of wrongdoing through many channels both internal and external. The AIB Speak-Up policy re-affirms the commitment and provides a number of alternative channels for staff to raise any concerns, including a confidential external helpline.

In the Republic of Ireland, the national collective pay agreement “Sustaining Progress” concluded in April 2006 and negotiations are underway to establish a programme to succeed it. In 2005, the agreement provided for two general pay increases - 1.5% which was paid in May, and a final 2.5% which was paid in November 2005.

In 2005, Northern Ireland (First Trust Bank) had a pay settlement of 3.2% while in Great Britain (Allied Irish Bank) a general annual pay increase of 3.1% was agreed.

The average salary increase in the Poland division amounted to 3.5%. In 2005, the manpower level changes were driven by the dynamic business growth of BZWBK subsidiaries, organizational changes in the bank’s Business Support Centre (Head office) and continued process of resources allocation in the branch network.

The average number of employees by division were as follows;

	Years ended December 31,
	2005	2004

AIB Bank ROI	9,672	9,438
AIB Bank GB & NI	2,997	2,918
Capital Markets	2,536	2,478
Poland	7,312	7,298
Group	758	647

Total	23,275	22,779

Item 7.	Major shareholders and related party transactions

Major shareholders

AIB is not directly or indirectly owned or controlled by another corporation or any foreign government. There are no arrangements known to AIB, the operation of which may at a subsequent date result in a change of control of AIB.

The following substantial interest in the Ordinary Share Capital had been notified to the Company at February 21, 2006:

Bank of Ireland Asset Management Limited 5.45% (excluding Treasury Shares 5.72%).

None of the clients on whose behalf these shares are held had a beneficial interest in 3% or more of the Ordinary Share Capital.

Related party transactions

(a) Transactions with subsidiary undertakings

In accordance with IAS 24 - Related Party Disclosures, transactions or balances between Group entities that have been eliminated on consolidation are not reported.

(b) Associated undertakings and joint ventures

From time to time, the Group provides certain banking and financial services for associated undertakings. Details of loans to associates are set out in Note 25, while deposits from associates are set out in Note 36 of the notes to the consolidated financial statements.

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

d) Compensation of Key Management Personnel

The following disclosures are made in accordance with the provisions of IAS 24 - Related Party Disclosures, in respect of the compensation of key management personnel. Under IAS 24,”Key Management Personnel” are defined as comprising the company’s directors (executive and non-executive) together with the senior executive officers, viz., the members of the Group Executive Committee (see pages 43 and 44) and the Chief Financial Officer, up to the date of his retirement on September 30, 2005. The figures shown below include figures separately reported in respect of directors’ remuneration on pages 44 to 47.

	2005	2004
	(Euro in millions)
Short-term employee benefits(1)	11.2	7.7
Post-employment benefits(2)	6.3	1.9
Termination benefits(3)	0.9	—
Equity compensation benefits(4)	1.8	0.7

Total	20.2	10.3

(1)	comprises (a) in the case of executive directors and the other senior executive officers; salary, directors’ fees, bonus, profit share scheme benefits, medical insurance, benefit-in-kind arising from preferential loans and use of company car (or payment in lieu), and other short-term benefits, and (b) in the case of non-executive directors; directors’ fees. Figures for 2005 relate to 5 executive directors (2004:4); - see “Compensation” on page 44; 9 other senior executive officers (2004:4) and 10 non-executive directors (2004:11), excluding Mr. R.G.Wilmers, fees in respect of whose service as a designated director of M&T Bank Corporation (“M&T”) amounting to €35,000, were paid to M&T.

(2)	comprises (a) payments to defined benefit pension schemes, in accordance with actuarial advice, to provide post-retirement pensions from normal retirement date in respect of 5 executive directors (2004:4), 2 non-executive directors (2004:2), and 9 other senior executive officers (2004:4); (b) one-off payments in 2005 to such schemes to meet liabilities arising from augmented pension benefits paid on retirement in respect of 2 executive directors and 2 senior executive officers; (c) the payment of pensions to former directors or their dependants, granted on an ex gratia basis; and (d) an amount of €650,000 (2004: €650,000) to amortize a deficit in the Non-Executive Directors’ Pension Scheme, in accordance with actuarial advice;

(3)	lump sum payments made on retirement to two senior executive officers, neither of whom was a director;

(4)	the value of awards made to executive directors and other senior executive officers under the company’s share option scheme and long term incentive plans (which are described in Note 13 to the consolidated financial statements); the value shown, which has been determined by applying the valuation techniques described in Note 13, relate to 3 executive directors and 9 senior executive officers in 2005 (2004:3 executive directors and 5 senior executive officers).

(e) Loans to Directors and Other Senior Executive Officers

Loans to non-executive Directors are made in the ordinary course of business on normal commercial terms. Loans to executive directors and other senior executive officers are made (i) on terms applicable to other employees in the Group, in accordance with established policy, within limits set on a case by case basis, and/or (ii) otherwise, on normal commercial terms. The following amounts were outstanding at year-end in loans, or quasi-loans (effectively, credit card facilities) to persons who at any time during the year were directors or other key management personnel:

	December 31 2005		December 31 2004
	(Euro in millions except number of persons)
	Loans	Quasi-loans	Loans	Quasi-loans
A. Directors	2.6	0.04	3.4	0.04
(number of persons)	(6)	(8)	(8)	(8)
B. Other Key Management Personnel *	2.1	0.03	1.8	0.01
(number of persons)	(6)	(8)	(4)	(5)

Total	4.7	0.07	5.2	0.05
(number of persons)	(12)	(16)	(12)	(13)

*	Group Executive Committee members (other than executive directors, whose figures are included in the totals at A) and the Chief Financial Officer

(f) Indemnities

On February 2, 2004,AIB Capital Markets plc, a wholly-owned subsidiary, extended the terms of an indemnity previously given to certain former directors, officers and employees of Govett Investment Management Ltd. (“Govett”) - now ‘AIB Investment Management Limited’ - to Mr. Michael Buckley, the former Group Chief Executive, and Mr. Colm Doherty, Managing Director, AIB Capital Markets; Mr. Buckley is a former director of a split capital trust managed by Govett, and Mr. Doherty is a former director of Govett. The aggregate liability of AIB Capital Markets plc, under the aforementioned indemnity is €10 million.

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

Allied Irish Banks, p.l.c. has indemnified the Directors of Allied Irish Banks Pensions Limited and AIB DC Pensions (Ireland) Limited, the trustees of the Group’s Republic of Ireland defined benefit and defined contribution pension schemes, respectively, against any actions, claims or demands arising out of their actions as Directors of the trustee companies, other than by reason of wilful default. Mr.Adrian Burke, a Director of the Company, is a Director of the above-mentioned trustee companies.

(g) Mr. Gary Kennedy

On June 24, 2005, the Group announced that Mr. Gary Kennedy was to leave his position as Group Director, Finance & Enterprise Technology, and become special adviser to the Group on finance and risk. Mr. Kennedy ceased to be Group Director, Finance & Enterprise Technology and resigned as a director of the company on December 31, 2005. Under the agreement reached with him, Mr. Kennedy’s employment as special adviser on finance and risk does not preclude him taking other employment and will cease on January 31, 2008, whereupon he will be entitled to a pension in the amount shown on page 45. The agreement also provided that he would receive (a) a payment of €579,600 by way of compensation for loss of office, and (b) reasonable expenses in connection with pension, taxation and other advice and a sum of €150,000 in respect of legal fees.This was approved by shareholders at the 2006 Annual General Meeting.

Item 8.	Financial information

Consolidated statements and other financial information

(See Item 18 & 19 – Financial Statements and Exhibits on pages 87 to 192 of this report).

Significant changes

No significant changes have occurred since the date of the Annual Financial Statements included in this annual report. Detailed below are legal proceedings and prospective accounting changes arising from recently issued International Financial Reporting Standards and from accounting standards recently issued in the United States.

Legal proceedings

On March 5, 2002 and on April 24, 2002, separate class action lawsuits under the Securities Exchange Act, 1934 of the United States were filed in the United States District Court for the Southern District of New York against AIB,Allfirst and certain serving and past officers and directors of Allfirst and its subsidiaries, seeking compensatory damages, legal fees and other costs and expenses relating to alleged misrepresentations in filings of AIB and Allfirst. On May 3, 2002, a motion to consolidate both cases and to appoint a lead plaintiff was filed with the Court. On December 7, 2004 the Court granted this motion. In accordance with the direction of the Court, the plaintiffs filed an amended and consolidated complaint on February 7, 2005. Certain of the defendants (including AIB and Allfirst) filed a motion to dismiss the consolidated amended complaint on April 8, 2005. In December 2005 a settlement was reached, under which all claims are to be dismissed without any admission of liability or wrongdoing by any defendant. The class of security holders will receive a cash payment of US$ 2.5 million, out of which the Court will be asked to award Attorneys’ fees to class counsel. The settlement must be approved by the Court.

On May 13, 2002, a purported shareholder derivative action was filed in the Circuit Court for Baltimore City, Maryland. A holder of AIB American Depositary Shares purported to sue certain present and former directors and officers of Allfirst Bank on behalf of AIB, alleging those persons were liable for the foreign exchange trading losses. No relief was sought in the purported derivative action against AIB, Allfirst or Allfirst Bank. On December 30, 2002, the Court dismissed the action. On January 10, 2003, the plaintiffs filed a motion seeking to have the Court amend or revise the judgement, or to be granted leave to file an amended complaint. This was dismissed on March 3, 2003. The plaintiffs filed a second such motion on March 17, 2003. The Court dismissed this on April 4, 2003. On June 20, 2003, the plaintiffs’ petition to bypass the Maryland Court of Special Appeals and appeal directly to the Maryland Court of Appeals was denied by the Maryland Court of Appeals. The plaintiffs’ appeal to the Maryland Court of Special Appeals was argued on January 12, 2004. On December 3, 2004 the Maryland Court of Special Appeals affirmed the dismissal of the action. On January 21, 2005, the plaintiff petitioned the Maryland Court of Appeals to hear an appeal from this decision. Oral argument on this appeal was heard on September 1, 2005 and judgment delivered on December 13, 2005. By a vote of six to one, the Court upheld the judgment of the Court of Special Appeals affirming the dismissal of the action. On January 11, 2006 the Attorneys for the Plaintiff filed a motion asking the Court of Appeals to reconsider its decision. On February 6, 2006 the Court of Appeal dismissed this motion.

Certain of the individual defendants in these actions have asserted or may possibly assert claims for indemnification against AIB and/or Allfirst, which, if made against Allfirst following completion of the M&T transaction, might be subject to the indemnification obligations of AIB as part of the agreement with M&T. In the nature of any such claims, it is not possible to quantify the amount which might be asserted in any such claim. On the basis of current information, the Board of Directors of AIB do not believe that any of the above proceedings are likely to have (either individually or in the aggregate) a significant effect on the financial position of AIB and its subsidiaries taken as a whole.

Prospective accounting changes

International Financial Reporting Standards

The following standards/amendments to standards have been approved by the International Accounting Standards Board (“IASB”), and were adopted by the EU in January 2006 but not early adopted by the Group. These will be adopted in 2006 and thereafter:-

Amendment to IAS 1 - Capital disclosures (effective January 1, 2007). This amendment requires disclosure, both quantitative and qualitative, of an entity’s objectives, policies and processes for managing capital. The impact is not expected to be material in terms of Group reporting.

Amendments to IAS 39 - Cash Flow Hedge Accounting of Forecast Intragroup transactions (effective January 1, 2006). This amendment, which is not expected to have a material impact on Group reporting, will allow the foreign currency risk of intragroup monetary items qualify as the hedge item in certain circumstances in the consolidated financial statements.

Amendments to IAS 39 and IFRS 4: Financial Guarantee Contracts (effective January 1, 2006). This amendment will be adopted by the Group in the accounting period commencing on January 1, 2006 and requires financial guarantee contracts to be accounted for as financial instruments under IAS 39 unless they have been explicitly dealt with as insurance contracts in the past in which case the previous accounting may continue. This standard is not expected to have a material impact on the Group.

IFRS 7 - Financial Instrument disclosures (effective January 1, 2007). This standard updates and augments the disclosure requirements of IAS 30, IAS 32 and IFRS 4 and will require additional disclosures relating to risk management policies and processes. The disclosure requirements are both qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The qualitative disclosures describe management’s objectives, policies and processes for managing those risks. The quantitative disclosures provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel.

US GAAP

In May 2005 the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 154 “Accounting Changes and Error Corrections”. In many, but not all aspects, SFAS 154 converges with IAS 8 “Accounting Policies, changes in Accounting Estimates and Errors”, in the accounting and reporting of accounting changes and corrections of errors. SFAS 154 is effective for fiscal years beginning after December 15, 2005. Adoption is not expected to have a material impact on the US GAAP information in the Group’s financial statements.

In June 2005, the FASB Emerging Issues Task Force (“EITF”) issued EITF 04-5 “Determining whether a General Partner, or General Partners as a Group, Controls a Limited Partnership or Similar Entity when the Limited Partners Have Certain Rights”. EITF 04-5 has a presumption that the general partner in a limited partnership or similar entity, such as a limited liability company, has control unless the limited partners have substantive kick-out rights or participating rights. The guidance contained in the EITF is effective no later than the beginning of the first reporting period beginning after December 15, 2005. The Group is currently considering the impact that adoption of EITF 04-5 will have on its US GAAP financial statements.

In November 2005, the FASB released FASB Staff Position FSP FAS 115-1 “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments” which supersedes the guidance provided by EITF 03-1 “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments”. FSP FAS 115-1 clarifies when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. FSP FAS 115-1 is effective for fiscal years beginning after December 15, 2005. The Group is currently considering the impact that adoption of FSP FAS 115-1 will have on its US GAAP financial statements.

SFAS 155 “Accounting for Certain Hybrid Financial Instruments” was issued by the FASB in February 2006. SFAS 155 permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation. An irrevocable election may be made to initially and subsequently measure such a hybrid financial instrument at fair value, with changes in fair value recognized through income. Such election needs to be supported by concurrent documentation. SFAS 155 is effective for financial years beginning after September 15, 2006, with early adoption permitted. The Group is currently considering the impact that adoption of SFAS 155 will have on its US GAAP financial statements.

SFAS No. 123R “Share based payment” was issued in December 2004 and requires the expensing of stock options, superseding APB Opinion No. 25 “Accounting for stock issued to employees”. This standard will be effective from 2006 onwards.

Item 9.	Offer & Listing

Offer and listing details

Trading market for Ordinary shares of AIB

At December 31, 2005,AIB had outstanding 918,435,570 ordinary shares of €0.32 each, of which 43,539,597 were held as Treasury Shares (see note 46 to the consolidated financial statements). The principal trading markets for AIB ordinary shares are the Irish Stock Exchange and the London Stock Exchange. Listing of the ordinary shares, in the form of American Depositary Shares (“ADS”), was obtained on the New York Stock Exchange (“NYSE”) effective November 28, 1990. Each ADS, which comprises two ordinary shares, is traded under the symbol “AIB” and is evidenced by an American Depositary Receipt (“ADR”). The ADR depositary is The Bank of New York.

At December 31, 2005, a total of 45.5 million ADSs were outstanding, representing 10% of total outstanding ordinary shares held by 4,215 registered stockholders and an estimated 12,000 stockholder accounts in street names. Since certain of the ordinary shares and ADRs were held by brokers or other nominees, the number of recorded holders in the US may not be representative of the number of beneficial holders or of their country of residence.

The following table sets forth the high and low sales prices of the ordinary shares during the periods indicated, based on mid-market prices at close of business on the Irish Stock Exchange and the high and low sales prices for ADSs, as reported on the NYSE composite tape.

	€0.32 Ordinary shares		American Depositary Shares(1)
	High	Low	High	Low
	(Euro)		(Dollars)
Year ended December 31,
2001	13.80	9.31	25 9/16	17
2002	15.70	10.92	29 1/5	19 10/13
2003	14.38	11.50	32 20/23	24 43/50
2004	15.35	11.60	41 11/20	27 98/99
2005	18.64	15.20	44 32/33	39 20/69
Calendar year
2004
First quarter	13.90	11.95	34 9/10	29 8/47
Second quarter	12.88	11.60	31 8/89	27 98/99
Third quarter	13.60	12.20	33 11/20	29 41/50
Fourth quarter	15.35	13.46	41 11/20	33 3/7
2005
First quarter	16.50	15.20	43 9/29	39 20/69
Second quarter	18.04	15.75	43 36/61	40 11/20
Third quarter	18.20	17.20	44 32/33	41 16/25
Fourth quarter	18.64	16.59	43 4/5	39 17/20
Month ended
November 2005	18.33	17.14	43 4/57	40 20/87
December 2005	18.64	17.65	43 4/5	42 44/83
January 2006	18.54	17.82	43 1/10	43 10/37
February 2006	20.20	18.20	47 4/5	43 21/25
March 2006	19.81	18.90	47 12/25	45 4/25
April 2006	19.75	18.50	47 25/25	45

(1)	An American Depositary Share represents two ordinary shares of 0.32 each.

Trading market for Preference shares of AIB

In May 1998,AIB issued 250,000 non-cumulative Preference shares, Floating Rate Series A. These ADSs have not been and will not be registered under the Securities Act and will be traded in the United States only by Qualified Institutional Buyers (“QIBs”) in reliance on Rule 144A under the Securities Act and to non-US persons in reliance on Regulation S.

Markets

(See Item 9 – “Offer and listing details” above).

Item 10.	Additional information

Memorandum & Articles of Association

A copy of the Memorandum & Articles of Association of Allied Irish Banks, p.l.c. was previously filed as part of the Annual Report on Form 20-F for the year ended December 31, 2002. The special resolutions passed at the 2006 Annual General Meeting are attached as Exhibit I.I of this Annual Report on Form 20-F.

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

There are no restrictions under AIB’s Articles of Association or under Irish law, as currently in force, that limit the right of non-resident or foreign owners, as such, to hold securities of AIB freely or, when entitled, to vote such securities freely. There are currently no restrictions under Irish law, decrees, or regulations affecting the remittance of dividends or other payments to nonresident holders of AIB securities except in respect of the making available, directly or indirectly, of “funds” (defined as including dividends) to or for the benefit of (a) Mr Slobodan Milosevic and certain persons associated with him, under EC Council Regulation No. 2488/2000 of November 10, 2001 (as amended); (b) certain persons and entities associated with Osama Bin Laden, the Al-Qaida network and the Taliban of Afghanistan under EC Council Regulation No. 881/2002 of May 27, 2002 (as amended) (c) certain persons involved in governmental functions in Burma/Myanmar being persons designated under EC Council Regulation No. 798/2004 of April 26, 2004 (as amended) (d) certain persons involved in the Government of Zimbabwe and persons or bodies associated with them, under EC Council Regulation No. 314/2004 of February 19, 2004 (as amended); (e) Former President Saddam Hussain, senior officials of his regime, immediate members of their families and persons, bodies or entities owned or controlled directly or indirectly by those persons, or by any person acting on their behalf or at their direction, and (in respect of funds located outside Iraq on or after May 22, 2003) the previous Government of Iraq, or any of the bodies, corporations or agencies identified under EC Council Regulation No. 1210/2003 of July 7, 2003 (as amended); (f) former Liberian President Charles Taylor and the members of his family and other persons and entities identified in EC Council Regulation No. 872/2004 of April 29, 2004 (as amended); (g) certain persons acting in violation of the arms embargo with regard to the Democratic Republic of the Congo identified under EC Council Regulation No. 1183/2005 of July 18, 2005 (as amended); (h) certain persons indicted by the International Criminal Tribunal for the former Yugoslavia identified under EC Council Regulation No. 1763/2004 of October 11, 2004 (as amended); (i) certain persons, or entities identified, in view of the situation in the Ivory Coast, under EC Council Regulation No. 560/2005 of April 12, 2005 (as amended); and (j) persons, entities or bodies impeding the peace process and breaking international law in the conflict in the Darfur region in Sudan identified under EC Council Regulation No. 1184/2005 of July 18, 2005 (as amended). All of these exceptions arise from United Nations and/or European Union sanctions.

Taxation

The discussion set forth below is intended only as a descriptive summary of certain consequences to Eligible US Holders (as defined below) of the purchase, ownership and disposition of AIB shares or ADSs and is not a complete technical analysis or listing of all potential tax effects or considerations that may be relevant. This summary deals only with Eligible US Holders that hold AIB shares or ADSs as capital assets for Irish and US Federal income tax purposes. This discussion does not deal with the tax consequences for all categories of investors, some of which (including persons liable for alternative minimum tax, insurance companies, tax-exempt organizations and dealers in securities) may be subject to special rules. Holders of any interest in AIB shares or ADSs are advised to consult their own tax advisors as to the Irish, United States or any other tax consequences of the purchase, ownership and disposition of an interest in AIB shares or ADSs, including the effect of any foreign, state or local tax laws.

For purposes of this discussion an “Eligible US Holder” is a beneficial owner of Ordinary or Preference shares or ADSs who is (a) a resident of the United States for the purposes of US Federal income tax, (b) not a resident of Ireland for the purposes of Irish taxes, and (c) not engaged in trade or business in Ireland through a permanent establishment.

This summary is based upon the Double Taxation Convention currently in effect between Ireland and the United States (“the Tax Treaty”), and tax laws, judicial decisions, regulations and administrative rulings and practices of Ireland and the United States as currently in effect and all of which are subject to change at any time.

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

Computershare Investor Services (Ireland) Ltd, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland.

Telephone:+353-1-247 5411, Facsimile:+353-1-216 3151, e-mail: web.queries@computershare.ie; or from the Irish Revenue

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

Repayment or credit for DWT. Eligible US Holders who have DWT deducted from their dividend may, subject to certain conditions, be entitled to a refund by making an application to the Irish Revenue Commissioners at the address shown above. Where entitlement to repayment under Irish domestic law cannot be established, the provisions of the Tax Treaty may apply. The provisions of the Tax Treaty can limit the Irish tax liability of an Eligible US Holder, who is unable to claim repayment of the full DWT deducted from the dividend, to 15% of the aggregate of the cash dividend and related DWT (the “gross amount”). In such circumstances, the Eligible US Holder may claim repayment from the Irish Revenue Commissioners under the provisions of the Tax Treaty of the amount of DWT in excess of 15% of the gross dividend.

Subject to limitation contained in the Code (as defined below in the paragraph entitled “United States income taxation”), the Tax Treaty provides that the US shall allow to an Eligible US Holder who receives a dividend, the balance (15%) of the Irish tax paid by such Eligible US holder, as a foreign tax credit against US Federal income tax liability. See discussion of US taxation on page 63.

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

Irish Stamp Duty. Under current Irish legislation, no stamp duty is payable in Ireland on transfers of, or agreements to transfer ADRs where the ADRs (or the underlying securities which they represent) are dealt in and quoted on a recognized stock exchange in the United States. The AIB Ordinary shares that are listed and traded on the New York Stock Exchange (“NYSE”), in the form of ADSs evidenced by ADRs, fall within this exemption. For so long as the Preference share ADSs continue to be Portal designated securities on the Portal Market, they will be regarded as being “dealt in and quoted on a recognized Stock Exchange in the United States of America” and, by concession of the Irish Revenue Commissioners, transfers, or agreements to transfer the Preference share ADS will be exempt from Irish stamp duty.

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

Inheritance and gift taxation. See “United States and Irish Inheritance and Gift Taxation” on page 64.

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

In May 2003 the U.S. reduced to 15% the tax rate on dividends received by individuals after December 31, 2002 and before January 1, 2009, from qualified foreign corporations. Dividends paid by AIB with respect to Ordinary shares, Preference shares or ADSs will generally be qualified dividend income for U.S. tax purposes, provided US Holders meet certain holding period requirements. Holders of Ordinary Shares or ADSs must have held their shares for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date. Holders of Preference shares must have held their shares for more than 90 days during the 180-day period beginning 90 days before the ex-dividend date.

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

Dividend reinvestment program. Holders of Ordinary shares represented by ADSs, may elect to participate in a dividend reinvestment program provided by the Depositary, which under its BuyDirect program will reinvest stockholders’AIB dividends by purchasing additional AIB stock in the open market. The US tax treatment, as set out in the preceding paragraphs, applies to dividends received by such holders.

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

Gain on disposition. Upon the sale, exchange or other disposition of Ordinary or Preference shares or ADSs, a US Holder will recognize a gain or loss, if any, equal to the difference between the amount realized upon the sale, exchange, or disposition and the US Holder’s tax basis. Generally, a holder’s tax basis in Ordinary or Preference shares or ADSs will be the US Holder’s cost. Such gain or loss will generally be capital gain or loss if the Ordinary or Preference shares or ADSs were held as a capital asset. Capital gains recognized by non-corporate US Holders after May 5, 2003 and before January 1, 2009, on shares held longer than one year, are taxed at a maximum rate of 15%. Any gain will generally be treated as US source income.

Withholding tax. A holder of ADSs may, under certain circumstances, be subject to US backup withholding tax with respect to dividends paid on the ADSs or the proceeds of sale of the ADSs. For 2005, backup withholding tax is at a rate of 28%. A US holder of ADSs is subject to backup withholding tax unless such holder: (i) is a corporation or comes within the certain other exempt categories and, when required, demonstrates this fact; or (ii) provides a correct taxpayer identification number (“TIN”), certifying that such holder is not subject to backup withholding tax and otherwise complies with applicable requirements of the backup withholding tax rules. A non-US holder of ADSs must complete and provide AIB or its agent with the applicable Form W-8 (“Certificate of Foreign Status”) certifying that such person is a foreign person exempt from backup withholding tax. Any amount withheld under the US backup withholding tax rules will be creditable against the holder’s US federal income tax liability. Form W-8 does not exempt the non-US holder of ADSs from normal withholding tax on dividend distributions which are subject to a 28% or lower treaty withholding rate.

A US holder of Ordinary or Preference shares may be exempted from or entitled to a refund of Irish dividend withholding tax (see “Irish Taxation - Withholding Tax on Dividends” on page 62).

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

Risk management

Risk-taking is inherent in providing financial services and AIB assumes a variety of risks in its ordinary business activities. These include credit risk, market risk, liquidity risk and operational risk. The role of Risk Management is to ensure that AIB continues to take risk in a controlled way in order to enhance shareholder value. AIB’s risk management policies are designed to identify and analyze these risks, to set appropriate risk limits and to monitor these risks and limits continually. AIB continues to modify and enhance its risk management practices to reflect changes in markets, products and evolving best practice.

Primary responsibility for risk management lies with line management. Within AIB, line management is supported by a risk management function that sets standards, policies, limits and measurement methods and provides independent oversight through a Group Chief Risk Officer (“CRO”) with a direct reporting line to the Group Chief Executive (“CEO”) and the Audit Committee of the Board. The Board of Directors formally approves the overall strategy and the direction of the business on an annual basis. It regularly monitors the Group’s financial performance, reviews risk management activities and controls and has responsibility for approving the Group’s risk appetite. The Group Executive Committee (“GEC”), comprising the Group CEO, Group Finance Director, Group Chief Risk Officer, Group Director of Operations, Group Director of HR and the four Divisional Managing Directors, manages the strategic business risks of the Group. It sets the business strategy within which the risk management function operates and oversees its activities.

The Group Risk Management Committee (“RMC”) is chaired by the Group CRO and has governance responsibility for identifying, analyzing and monitoring exposure, adopting best practice standards and directing risk management activities across the Group. Its members include all of the members of the GEC along with the Group Head of Regulatory Compliance and Business Ethics and the Group Internal Auditor. It is supported by the Group Credit Committee (“GCC”), the Group Operational Risk Management Committee (“ORMCO”) and the Group Market Risk Committee (“MRC”). The Group Asset and Liability Management Committee (“Group ALCO”) is chaired by the Group Finance Director and has responsibility for the Group’s capital, funding, and liquidity and structural balance sheet activities. It is supported in this role by a Group Asset and Liability Management (“ALM”) function. In addition, each of the four operating divisions have ALM functions supporting their divisional ALCO. The Head of Group ALM is a member of each divisional ALCO.

The Group CRO has responsibility for the Enterprise Risk Management framework, which includes:

•	Policies, instructions and guidelines

•	Identification of risk

•	Risk analysis

•	Risk measurement

•	Credit and market risk limits

•	Monitoring and control, and

•	Reporting.

Each of the four operating divisions have dedicated risk management functions, with Divisional CROs reporting directly to the Group CRO. In addition, the Group Chief Credit Officer (“CCO”), the Group Head of Operational Risk Management and the Group Head of Market Risk management have functional responsibility for these risks at the centre and these also report directly to the Group CRO. Each Division has dedicated credit risk management and operational risk management functions. The Capital Markets division also has a dedicated Market Risk Management function. The Divisional CCO chairs the credit committee in each Division. Each Division has an ORMCO that reports into the Group ORMCO.

Two other functions play very important roles in overseeing the risk control environment. These are Group Internal Audit and Regulatory Compliance.

Group Internal Audit provides reasonable assurance to the Board Audit Committee on the adequacy, effectiveness and sustainability of the governance, risk management and control processes throughout the Group. A secondary objective is to influence the strengthening of governance, risk management and control processes through the sharing of best practices.

In undertaking its responsibilities, Group Internal Audit adopts a risk-based approach, which translates into a comprehensive program of work that provides an independent assessment of key governance, risk management and control processes. Included in its work are reviews of the self-assessments of operational risks and controls undertaken by the businesses. There is also an ongoing review of risk identification standards and risk management methodologies which includes testing of the risk mitigators adopted by management.

Regulatory Compliance is an enterprise-wide function which identifies compliance obligations in each of our operating markets and provides advice and guidance to management and staff on addressing compliance risks. Primary responsibility for compliance lies with line management. Compliance risks are associated with failures to comply with laws, regulations, rules, self-regulatory standards and the codes of conduct applicable to our business activities. Such failures can give rise to legal or regulatory sanctions, material financial loss, or a loss of reputation to the bank. The regulatory compliance function also promotes the embedding of an ethical framework within the Group’s businesses to ensure that it operates with honesty, fairness and integrity in all its dealings with customers.

Regulatory Compliance supports management in the development of appropriate policies and procedures that will ensure compliance with all our conduct of business obligations. Compliance teams are located in each Division to work closely with management to identify and control compliance risks. The regulatory compliance function assesses and monitors the compliance risks faced by our businesses, and independently reports to the Audit Committee on the compliance framework operating across the Group, and on line management’s attention to compliance issues.

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

The Board determines the credit authority for the Group Credit Committee and approves the Group’s key credit policies. It also approves divisional credit authorities and reviews credit performance on a regular basis. The GCC considers and approves, within the parameters of the Group Large Exposure Policy, credit exposures which are in excess of divisional credit authorities. The GCC comprises senior divisional and Group-based management and is chaired by the Group Chief Credit Officer.

The Group CCO sets Groupwide standards for best practice including credit grading and scoring methodologies and exposure measurement. Divisional management approves divisional credit policy with the involvement and agreement of the risk management function. Material divisional credit policies are referred to the Group RMC.

Credit risk on derivatives

The credit risk on derivative contracts is the risk that AIB’s counterparty in the contract defaults prior to maturity at a time when AIB has a claim on the counterparty under the contract. AIB would then have to replace the contract at the current market rate, which may result in a loss.

Derivatives are used by AIB to meet customer needs to reduce interest rate risk, currency risk and in some cases, credit risk as well as for proprietary trading purposes. Derivatives affect both credit and market risk exposures. The credit exposure is treated in the same way as other types of credit exposure and is included in customer limits.

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

Country risk

Country risk is the risk that circumstances can arise in which customers and other counterparties within a given country may be unable or precluded from fulfilling their obligations to AIB due to deterioration in economic or political circumstances.

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

Rating methodologies

Internal rating models, which comprise both grading and scoring systems, lie at the heart of credit management within AIB. They are used to differentiate between credits on the basis of estimated probability of default. In conjunction with the preparations for Basel II, a significant review and upgrade of all material models has been carried out with a view to ensuring appropriate quality and standards are maintained in line with best practice.

In our consumer businesses, where there are large numbers of customers, credit decisions are largely informed by statistically based scoring systems. Both application scoring for new customers and behavioural scoring for existing customers are used to measure risk and facilitate the management of these portfolios.

In our commercial and corporate businesses the grading systems utilize a combination of objective information (primarily financial data) and subjective assessments of non-financial risk factors. The combination of expert lender judgement and statistical methodologies varies according to the size and nature of the portfolio and default experience.

Systems are in place to ensure that all of these models are continuously reviewed and validated.

The ratings influence the management of individual loans. Special attention is paid to lower quality graded loans and, when appropriate, loans are transferred to specialist units to help avoid default and where in default to minimize loss.

Provisioning for impairment

AIB provides for impairment in a prompt and conservative way across the credit portfolios. The rating models provide a systematic discipline in triggering the need for provisioning on a timely basis.

In January 2005, AIB introduced a new impairment provisioning methodology. This methodology included a number of changes in the approach used to estimate the loan impairment provisions and the accumulation and examination of additional information relating to credit trends and other factors relevant to AIB’s loan portfolio. The application of this revised methodology and the consideration of this additional information had the impact of reducing AIB’s estimate of the total credit provisions by €146 million at January 1, 2005. This has been treated as a transition adjustment to equity at January 1, 2005 under IFRS in accordance with IFRS 1.

Specific provisions arise when the recovery of a specific loan or group of loans is significantly in doubt. The amount of the specific provision will reflect the financial position of the borrower and the net realizable value of any security held for the loan or group of loans. In practice, the specific provision is the difference between the present value of expected future cash flows for the impaired loan(s) and the carrying / book value.

IBNR provisions are also maintained to cover loans which are impaired at the balance sheet date, and while not specifically identified, are known from experience to be present in any portfolio of loans. IBNR impairment provisions can only be raised for incurred losses and will not be permitted for losses that are expected to happen as a result of likely future events.

IBNR provisions are determined by reference to loss experience in our portfolios and to the credit environment at balance sheet date. Whilst provisioning is an ongoing process, all AIB divisions formally review provision adequacy on a quarterly basis and determine the overall provision need. These provisions are in turn reviewed and approved on a quarterly basis with ultimate Group levels being approved by the Group Audit Committee.

Credit performance measurement framework

AIB continues to refine its methodology of measuring the risk adjusted profitability of its credit business. Economic Value Added (“EVA”) is one of the primary measures of performance. EVA represents the value added having deducted all costs, including expected loss and a charge for the economic capital required to support the facility.

The most important inputs into the determination of the expected loss and the economic capital are the probability of default (“PD”), the loss given default (“LGD”) and the exposure at default (“EAD”). The rating grades produced by the rating models are translated into a PD, which is a key parameter when measuring risk. LGD is measured taking into account amongst other things the security held by AIB. EAD for many products is equal to the outstanding exposure but for some products, such as credit lines and derivative contracts, the EAD may be higher than the outstanding exposure. The methodology used in determining economic capital is in line with best practice.

This framework is used to guide the pricing of credit risk and to influence the deployment of capital to maximize shareholder value.

Market risk

Market risk is the exposure to loss arising from adverse movements in interest rates, foreign exchange rates and equity prices. It arises in trading activities as well as in the natural course of transacting business, for example in the provision of fixed rate loans or equity linked tracker bonds to customers.

Risk management and control

The principal aims of AIB’s market risk management activities are to limit the adverse impact of interest rate, exchange rate and equity price movements on profitability and shareholder value and to enhance earnings within defined limits. Market risk management for AIB is centralized in Capital Markets Division. Interest rate, foreign exchange rate and equity risks incurred in retail and corporate banking activities are transferred into Global Treasury where they are managed. The basic principle is that these risks are eliminated by matching the market risk characteristics of assets and liabilities. Global Treasury has the discretion to run a small mismatch, subject to strict limits and is also responsible for AIB’s investment and liquidity management activities.

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

Liquidity risk

The objective of liquidity management is to ensure that, at all times, the Group holds sufficient funds to meet its contracted and contingent commitments to customers and counterparties, at an economic price. The Group achieves this through the maintenance of a stock of high quality liquid assets and active involvement in the interbank market, supplemented by US dollar commercial paper and CD issuances together with a euro medium-term note program. The Group’s stock of liquid assets is maintained at a level considered sufficient to meet the withdrawal of deposits or calls on commitments in both normal and abnormal trading conditions. In all cases, net outflows are monitored on a daily basis and the required minimum stock of liquid assets can be increased if these outflows exceed predetermined target levels. Global Treasury, through its wholesale treasury operations manages, on a global basis, the liquidity and funding requirements of the Group. Item 11 “Risk Management”, outlines the committee oversight responsibility with respect to liquidity management.

Euro, Sterling, US dollar and Polish zloty represent the most important currencies to AIB Group from a liquidity perspective. The Group has an established retail deposit base in Ireland, Britain and Poland which together with wholesale market products, fund asset growth. Although a significant element of these retail deposits are contractually repayable on demand or at short notice, the Group’s substantial customer base and geographic spread generally ensures that these current and deposit accounts represent a stable and predictable source of funds. The retail deposit base in Ireland and the UK continues to grow strongly, though at a lower level than customer loan growth. The Group’s deposit levels in Poland also continue to increase and overall deposit balances exceed loan assets.

The Group has sufficient liquidity to meet its current funding requirements and operates a funding strategy to meet future funding needs.

The Group also operates a liquidity contingency plan for critical situations. Counterparty ratings of AIB are as follows: Moody’s long-term “Aa3” and short-term “P-1”; Fitch long-term “AA minus” and “F1+” short-term; Standard and Poors long-term single “A+” and “A-1” short-term.

For information on levels of borrowing at the end of the period and its maturity and interest profile see “Analysis of loans to customers by maturity and interest rate sensitivity” on page 76.

Measurement methods

There is no single risk measure that captures all aspects of market risk. AIB uses several risk measures including Value at Risk (“VaR”) models, sensitivity measures and stress testing.

VaR

The aim of VaR is to estimate the probable maximum loss in fair value that could arise in one month from “worst case” movement in market rates. This is computed using statistical analysis of market rate movements setting a confidence level at 99%. This means that there is a one in one hundred chance that the potential loss could be greater than that estimated from the data used. VaR figures are quoted using one-day and one-month holding periods.

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

In managing interest rate risk, a distinction is made between trading and non-trading activities. Trading activities are recorded in the trading book. Interest rate risk associated with AIB’s retail, corporate and commercial activities is managed through the non-trading book. The reported interest rate VaR figures below represent the average, high, low and year end probable maximum loss in respect of both trading and non-trading book positions held in Global Treasury.

Trading book

The interest rate trading book includes all securities and interest rate derivatives that are held for trading purposes in Global Treasury. These are revalued daily at market prices (marked to market) and any changes in value are immediately recognized in income. During 2005, trading book interest rate risk was predominantly concentrated in the euro, sterling and the US dollar.

Non-trading book

AIB’s non-trading book consists of its retail and corporate deposit books, Global Treasury’s cash books and the Group’s investment portfolios and derivatives hedging interest rate risk within these portfolios. AIB’s retail businesses have a substantial level of free current accounts, equity and other interest-free or fixed rate liabilities and assets. Unless carefully managed, the net income from these funds will fluctuate directly with short-term interest rates. AIB manages this volatility by maintaining a portfolio of instruments with interest rates fixed for several years. In designing this strategy, care is taken to ensure that the management of the portfolio is not inflexible as market conditions and customer requirements can bring about a need to alter the portfolio. Group ALCO sets the framework and reviews the management of these activities.

AIB’s net interest rate sensitivity as at December 31, 2005 is illustrated in note 57 to the consolidated financial statements.

The following table illustrates the VaR figures for interest rate risk for the years ended December 31, 2005 and 2004.

	2005		2004
	Trading	Non-Trading	Trading	Non-Trading
	(Euro in millions)		(Euro in millions)
Interest rate risk
1 month holding period:
Average	8.6	28.5	7.0	18.5
High	14.5	37.3	10.3	26.4
Low	3.1	18.6	4.0	11.8
December 31	9.1	32.5	7.0	13.6
1 day holding period:
Average	1.8	6.1	1.6	4.1
High	3.1	8.0	2.3	5.9
Low	0.7	4.0	0.9	2.6
December 31	1.9	6.9	1.6	3.0

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

The Group does not maintain material non-trading open currency positions other than the structural risk exposure discussed here.

At December 31, 2005 and 2004, the Group’s structural foreign exchange position was as follows:

	December 31, 2005	December 31, 2004
	(Euro in millions)
US dollar	1,627	1,520
Sterling	1,029	1,312
Polish zloty	392	281

	3,048	3,113

This position indicates that a 10% movement in the value of the euro against these currencies at December 31, 2005 would result in an amount to be taken to reserves of €305 million.

Foreign exchange rate risk – trading

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

The following table sets out the VaR figures for trading foreign exchange rate risk for the years ended December 31, 2005 and 2004.

	2005	2004
	(Euro in millions)
Foreign exchange rate risk-trading
1 month holding period:
Average	1.2	0.9
High	3.0	1.7
Low	0.5	0.4
December 31	0.9	1.3
1 day holding period:
Average	0.2	0.2
High	0.6	0.4
Low	0.1	0.1
December 31	0.2	0.3

Equity risk

Global Treasury manages the equity risk arising on its convertible bond portfolio and from stock market linked investment products (tracker bonds) sold to customers. Goodbody Stockbrokers manage the equity risk in its Principal Trading Account. The risk is that adverse movements in share, share index or equity option prices will result in losses for the Group. This risk is managed by setting limits on the earnings at risk and the value at risk (“VaR”) from the open equity positions of the Group. Stop loss limits are also used to close out loss making positions. The table below sets out the VaR figures for equity risk for the years ended December 31, 2005 and 2004.

	Trading
	2005	2004
	(Euro in millions)
Equity risk
1 month holding period:
Average	13.6	20.7
High	18.5	26.2
Low	11.1	14.6
31 December	13.6	18.4
1 day holding period:
Average	2.9	4.6
High	4.0	5.9
Low	1.8	3.3
31 December	2.9	4.1

Off-balance sheet financial instruments

AIB uses off-balance sheet financial instruments to service customer requirements, to manage the Group’s market risk exposures and for trading purposes.

Credit commitments

Contingent liabilities and commitments to extend credit are outlined in note 48 to the consolidated financial statements. The Group’s maximum exposure to credit loss in the event of non-performance by the other party, where all counterclaims, collateral or security prove valueless, is represented by the contractual amounts of these contracts.

The following table shows the nominal or contract amounts and the risk weighted credit equivalent of contingent liabilities and commitments at December 31, 2005 and 2004.

	December 31, 2005		December 31, 2004
	Contract amount	Risk weighted amount	Contract amount	Risk weighted amount
	(Euro in millions)
Contingent liabilities
Acceptances(1)	—	—	12	12
Endorsements	—	—	2	2
Guarantees and assets pledged as collateral security	7,157	7,142	5,394	5,287
Other contingent liabilities	1,396	982	830	420

	8,553	8,124	6,238	5,721

Commitments
Other commitments	19,558	6,420	16,127	5,119

	28,111	14,544	22,365	10,840

(1)	On transition to IFRS, at January 1, 2005, IAS 39 requires the recognition of a liability for acceptances from the date of acceptance. A corresponding asset due from the originator is also recognized. Under Irish GAAP, acceptances were accounted for on a net basis and shown as a contingent liability.

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

Derivative financial instruments

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

The Group uses derivative transactions to hedge interest rate risk and the accounting treatment of these transactions is set out in the Accounting policies section. The Group uses both fair value hedges and cash flow hedges to achieve its hedge objective. Derivatives are classified as fair value hedges where the hedging objective is to eliminate the risk of changes in fair value, arising from interest rate fluctuations of fixed rate assets or liabilities.

Derivatives are classified as cash flow hedges where the hedging objective is to eliminate the risk of interest rate fluctuations over the hedging period for variable rate loan portfolios.

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

Forward foreign exchange contracts are agreements to buy or sell a specified quantity of foreign currency, usually on a specified date, at an agreed exchange rate. These contracts are used by customers to fix the exchange rates for future foreign exchange transactions. They are also used by the Group to hedge non-euro income and expenses.

Credit derivatives are contracts, the value of which are determined by the credit worthiness of some underlying borrower or borrowers. They are used in the industry to increase (take a position in) or decrease (hedge) an exposure to credit risk. AIB currently makes little use of credit derivatives.

The table below shows the notional principal amount and gross replacement cost for trading and non-trading interest rate, exchange rate and equity contracts at December 31, 2005 and 2004. Further detailed information on derivatives is provided in Note 49 of the consolidated financial statements.

	December 31, 2005		December 31, 2004
	Notional principal amount	Gross replacement cost	Notional principal amount	Gross replacement cost
	(Euro in millions)
Interest rate contracts
Trading	126,885	685	109,372	765
Non-trading	51,441	461	31,695	294

	178,326	1,146	141,067	1,059

Exchange rate contracts
Trading	19,799	238	15,870	599
Non-trading	—	—	—	—

	19,799	238	15,870	599

Equity contracts
Trading	4,386	253	3,575	112
Non-trading	—	—	—	—

	4,386	253	3,575	112

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

Apart from the Construction and Property sector in the Republic of Ireland and United Kingdom which accounted for 17.3% and 10.3% respectively of Group advances as at December 31, 2005, no one industry in any geographic market accounts for more than 10% of AIB Group’s total loan portfolio.

The Construction and Property loans are well diversified by sub-sector, loan type, location and borrower. This portfolio includes loans for property investment which is comprised of loans for investment in commercial, retail, office and residential property (the majority of these loans are underpinned by lessee cashflow as well as collateral of the investment property), residential development and commercial development. A small percentage comprises loans to the contracting sub-sector.

This is the first set of financial statements prepared under International Financial Reporting Standards (“IFRS”). On implementation of IFRS the Group’s loans and receivables to customers at December 31, 2004 of €64,812 million increased to €65,668 million (at January 1, 2005). The largest part of this increase (€919 million) relates to assets previously classified as debt securities (unquoted securities) now classified as loans and receivables to customers.

The following table shows AIB Group’s total loan portfolio by category of loan at December 31, 2005, 2004, 2003, 2002, and 2001.

	December 31,
	2005 IFRS	2004 IR GAAP	2003 IR GAAP	2002 IR GAAP	2001 IR GAAP
	(Euro in millions)
IRELAND
Agriculture	1,646	1,599	1,372	1,393	1,344
Energy	733	407	336	539	386
Manufacturing	2,585	2,270	1,941	2,171	2,452
Construction and property	14,863	10,059	6,716	4,796	4,062
Distribution	6,551	4,899	4,039	3,741	3,351
Transport	711	548	490	505	544
Financial	938	404	380	461	556
Services	3,301	2,987	2,443	1,980	1,600
Personal - Residential mortgages	17,054	13,236	10,271	7,725	5,930
- Overdraft/installment	5,501	4,322	3,412	3,024	2,716
Lease financing	1,099	1,276	1,375	1,406	1,364
Guaranteed by Irish Government	2	—	1	11	—

	54,984	42,007	32,776	27,752	24,305

UNITED KINGDOM
Agriculture	163	181	143	162	134
Energy	216	232	157	73	20
Manufacturing	1,366	1,313	1,166	989	1,190
Construction and property	8,819	5,769	4,008	2,860	2,156
Distribution	2,751	2,377	1,850	1,588	1,423
Transport	489	345	268	264	308
Financial	1,063	936	856	781	745
Services	4,384	3,166	2,223	2,261	1,805
Personal - Residential mortgages	3,802	3,090	2,499	2,151	1,965
- Overdraft/installment	1,273	1,112	1,030	1,007	922
Lease financing	98	24	22	—	—

	24,424	18,545	14,222	12,136	10,668

UNITED STATES OF AMERICA(1)
Energy	316	121	79	—	—
Manufacturing	200	124	76	—	—
Construction and property	620	191	94	—	—
Distribution	103	96	58	—	—
Transport	12	13	5	—	—
Financial	439	123	51	—	—
Services	810	726	692	—	—
Personal - Residential mortgages	—	—	—	—	—
- Overdraft/installment	—	3	2	—	—

	2,500	1,397	1,057	10,916	13,602

POLAND
Agriculture	147	148	135	154	169
Energy	202	236	200	219	263
Manufacturing	704	764	720	871	1,018
Construction and property	531	365	270	221	230
Distribution	462	516	439	600	730
Transport	67	81	85	113	102
Financial	77	91	86	238	196
Services	384	281	287	318	275
Personal - Residential mortgages	540	477	388	319	181
- Overdraft/installment	316	231	186	239	333
Lease financing	418	341	248	—	—

	3,848	3,531	3,044	3,292	3,497

REST OF THE WORLD	293	119	15	227	230

Total loans to customers	86,049	65,599	51,114	54,323	52,302
Unearned income	(143)	(129)	(115)	(242)	(311)
Allowance for loan losses	(674)	(658)	(662)	(860)	(1,007)

	85,232	64,812	50,337	53,221	50,984

(1)	Following the divesting of Allfirst in Quarter 1 2003 AIB Group’s remaining USA advances are categorized sectorally on a basis consistent with the rest of the Group. For reference, details of the Group’s USA advances, as previously reported are included below.

	December 31,
	2002 IR GAAP	2001 IR GAAP
	(Euro in millions)
UNITED STATES OF AMERICA
Commercial	4,416	5,606
Real estate	2,582	2,988
Residential mortgages	374	550
Retail	2,693	3,206
Bankcard	12	17
Leases receivable	839	1,235

	10,916	13,602

The following table shows the percentages of total loans by each category of loan at December 31, 2005, 2004, 2003, 2002 and 2001.

	December 31,
	2005 IFRS	2004 IR GAAP	2003 IR GAAP	2002 IR GAAP	2001 IR GAAP
IRELAND
Agriculture	1.9%	2.4%	2.7%	2.6%	2.6%
Energy	0.9	0.6	0.7	1.0	0.7
Manufacturing	3.0	3.5	3.8	4.1	4.7
Construction and property	17.3	15.3	13.1	8.8	7.8
Distribution	7.6	7.5	7.9	6.9	6.4
Transport	0.8	0.8	1.0	0.9	1.0
Financial	1.1	0.6	0.7	0.8	1.1
Services	3.8	4.6	4.8	3.6	3.1
Personal - Residential mortgages	19.8	20.2	20.1	14.2	11.3
- Overdraft/installment	6.4	6.6	6.6	5.6	5.2
Lease financing	1.3	1.9	2.7	2.6	2.6
Guaranteed by Irish Government	—	—	—	—	—

	63.9%	64.0%	64.1%	51.1%	46.5%

UNITED KINGDOM
Agriculture	0.2%	0.3%	0.3%	0.3%	0.3%
Energy	0.3	0.4	0.3	0.1	—
Manufacturing	1.6	2.0	2.3	1.8	2.3
Construction and property	10.3	8.8	7.8	5.3	4.1
Distribution	3.2	3.7	3.7	2.9	2.7
Transport	0.6	0.5	0.5	0.5	0.6
Financial	1.2	1.4	1.7	1.4	1.4
Services	5.0	4.8	4.3	4.2	3.4
Personal - Residential mortgages	4.4	4.7	4.9	4.0	3.8
- Overdraft/installment	1.5	1.7	2.0	1.9	1.8
Lease Financing	0.1	—	—	—	—

	28.4%	28.3%	27.8%	22.4%	20.4%

UNITED STATES OF AMERICA
Energy	0.4	0.2	0.2	—	—
Manufacturing	0.2	0.2	0.1	—	—
Construction and property	0.7	0.3	0.2	—	—
Distribution	0.1	0.1	0.1	—	—
Transport	—	—	—	—	—
Financial	0.5	0.2	0.1	—	—
Services	1.0	1.1	1.4	—	—
Personal - Residential mortgages	—	—	—	—	—
- Overdraft/installment	—	—	—	—	—

	2.9%	2.1%	2.1%	20.1%	26.0%

POLAND
Agriculture	0.2%	0.2%	0.3%	0.3%	0.3%
Energy	0.2	0.4	0.4	0.4	0.5
Manufacturing	0.8	1.2	1.4	1.6	2.0
Construction and Property	0.6	0.6	0.5	0.4	0.4
Distribution	0.5	0.8	0.8	1.1	1.4
Transport	0.1	0.1	0.2	0.2	0.2
Financial	0.1	0.1	0.2	0.4	0.4
Services	0.5	0.4	0.5	0.6	0.5
Personal - Residential mortgages	0.6	0.7	0.8	0.6	0.4
- Overdraft/installment	0.4	0.4	0.4	0.4	0.6
Lease financing	0.5	0.5	0.5	—	—

	4.5%	5.4%	6.0%	6.0%	6.7%

REST OF THE WORLD	0.3%	0.2%	—	0.4%	0.4%

Total loans to customers	100.0%	100.0%	100.0%	100.0%	100.0%

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

	December 31, 2005
	Within 1 year	After 1 year but within 5 years	After 5 years	Total
	(Euro in millions)
Ireland	19,131	13,925	21,928	54,984
United Kingdom	10,271	5,120	9,033	24,424
United States of America	336	1,605	559	2,500
Poland	1,518	1,447	883	3,848
Rest of the World	21	75	197	293

Total loans by maturity	31,277	22,172	32,600	86,049

		Fixed rate	Variable rate	Total
		(Euro in millions)
Ireland		4,482	50,502	54,984
United Kingdom		2,182	22,242	24,424
United States of America		330	2,170	2,500
Poland		270	3,578	3,848
Rest of the World		—	293	293

		7,264	78,785	86,049

Provision and allowance for loan losses

Under IAS 39, there are two types of provisions, (a) Specific and (b) Incurred but not reported (“IBNR”) i.e. collective provisions for earning loans.

A provision for loan losses is taken as a charge to income and added to the allowance for loan losses to bring the allowance to an appropriate level having regard to both specific and general factors. Any subsequent charge off (write-off) is charged against the allowance.

A specific provision is made against problem loans when, in the judgement of management, the estimated repayment realizable from the obligor, including the value of any security available, is likely to fall short of the amount of principal and interest outstanding on the obligor’s loan or overdraft account. The amount of the specific provision made in AIB Group’s consolidated financial statements is intended to cover the difference between the balance outstanding on impaired loans and estimated recoveries (i.e. the present value of future cash flows).

When a loan has been subjected to a specific provision and the prospects for recovery do not improve, a point will come when it may be concluded that there is no realistic prospect of recovery. When that point is reached, the amount of the loan which is considered to be beyond prospect of recovery is charged off. The management process for the identification of loans requiring provision is underpinned by independent tiers of review. Credit quality and loan loss provisioning are independently monitored by head office personnel on a regular basis. A group wide system for rating advances according to agreed credit criteria exists with an important objective being the timely identification of vulnerable loans so that remedial action can be taken at the earliest opportunity. Rating is fundamental to the determination of provisioning in AIB Group; it triggers the process which results in the creation of a specific provision on individual loans where there is doubt on recoverability.

IBNR provisions are maintained to cover loans which are impaired at balance sheet date and, while not specifically identified, are known from experience to be present in any portfolio of loans. IBNR provisions can only be raised for incurred losses and will not be permitted for losses that are expected to happen as a result of likely future events. IBNR provisions are determined by reference to loss experience in our portfolios and to the credit environment at balance sheet date.

All AIB divisions assess and approve their provisions and provision adequacy on a quarterly basis. These provisions are in turn reviewed and approved by the AIB Group Credit Committee on a quarterly basis with ultimate Group levels being approved by the Group Audit Committee and the Group Board of Directors.

Movements in the allowance for loan losses

	December 31,
	2005 IFRS	2004 IR GAAP	2003 IR GAAP	2002 IR GAAP	2001 IR GAAP
	(Euro in millions)
Total allowance at beginning of period (1)	760	664	862	1,009	872
IFRS transition adjustment (1)	(146)	—	—	—	—
Allowance of disposed loans	—	—	(135)	(2)	—
Transfer to provisions for contingent liabilities and commitments	—	(15)	—	—	—
Currency translation and other adjustments	16	25	(51)	(86)	46
Recoveries of provisions previously charged off	3	21	18	26	25
Amounts charged off
Ireland	(43)	(66)	(65)	(62)	(34)
United Kingdom	(13)	(28)	(25)	(21)	(10)
United States of America	(2)	—	(23)	(89)	(42)
Poland	(14)	(57)	(69)	(106)	(24)
Rest of the World	—	—	—	(1)	(3)

	(72)	(151)	(182)	(279)	(113)
Net provision movement(2)
Ireland	45	68	77	51	119
United Kingdom	54	40	51	32	20
United States of America	2	(1)	10	97	49
Poland	15	30	32	41	16
Rest of the World	2	—	—	(1)

	118	137	170	220	204
Recoveries of provisions previously charged off(2)
Ireland	(2)	(18)	(13)	(12)	(13)
United Kingdom	(1)	(3)	(2)	(2)	(1)
United States of America	—	—	(3)	(12)	(11)
Poland	—	—	—	—	—
Rest of the World	—	—	—	—	—

	(3)	(21)	(18)	(26)	(25)

Total allowance at end of period	676	660	664	862	1,009

Allowance at end of period
Specific	514	383	348	435	539
General	162	277	316	427	470

Total	676	660	664	862	1,009

Amounts include:
Loans and advances to banks	2	2	2	2	2
Loans and advances to customers	674	658	662	860	1,007

	676	660	664	862	1,009

(1)	In January 2005, AIB introduced a new impairment provisioning methodology. This methodology included a number of changes in the approach used to estimate the loan impairment provisions and the accumulation and examination of additional information relating to credit trends and other factors relevant to AIB’s loan portfolio. The application of this revised methodology and the consideration of this additional information had the impact of reducing AIB’s estimate of the total credit provisions by €146 million at January 1, 2005. This has been treated as a transition adjustment to equity at January 1, 2005 under IFRS in accordance with IFRS 1. In addition, the application of the new methodology resulted in increasing our impaired loans by a net €87 million due to putting back on the Balance Sheet €100 million of loans which had previously been charged-off centrally and regrading to earning status €13 million of these loans. Our total Balance Sheet provisions increased by €100 million as a result.

(2)	The aggregate of these sets of figures represents the total provisions for loan losses charged to income.

Commentary on the movements are detailed on page 30 (provisions for loan losses), pages 78 and 79 (net charge offs) and page 83 (movements in impaired loans).

The following table reconciles the total provisions for loan losses charged to income as shown in (A),the table on page 77 above relating to “Movements in the allowance for loan losses”, with that shown in (B),AIB Group’s “Consolidated statement of income”.

	Years ended December 31,
	2005 IFRS	2004 IR GAAP
	(Euro in millions)
(A)
Net provision movement	118	137
Recoveries of loans previously charged off	(3)	(21)

Total charged to income	115	116

(B)
Provisions for loans losses	115	116

The following table presents additional information with respect to the provision and allowance for loan losses for the years ended December 31, 2005, 2004, 2003, 2002 and 2001.

	Years ended December 31,
	2005 IFRS	2004 IR GAAP	2003 IR GAAP	2002 IR GAAP	2001 IR GAAP
Allowance at end of period as a percentage of total loans, less unearned income, at end of period
Specific allowance	0.59%	0.58%	0.68%	0.80%	1.04%
General allowance	0.19%	0.42%	0.62%	0.79%	0.90%

	0.78%	1.00%	1.30%	1.59%	1.94%

The reduction in allowance from 1.00% to 0.78% is due to the increase in total loans in the period of 27% and the impact of the adjustments referred to in note 1 on page 77 on provision methodology.

The specific allowance as a percentage of loans is largely unchanged since 2004. Specific allowances are allocated to individual impaired loans (see page 80 for geographic split by sector).

The IBNR allowance as a percentage of loans has decreased from 0.42% to 0.19% mainly influenced by a number of factors including:

•	New impairment provisioning methodology.

•	advances growth in the year of 27%.

•	the improvement in loss histories and credit quality in our portfolios.

	Years ended December 31,
	2005 IFRS	2004 IR GAAP	2003 IR GAAP	2002 IR GAAP	2001 IR GAAP
Provisions charged to income and net loans charged off as a percentage of average loans
Total provisions charged to income	0.15%	0.20%	0.31%	0.37%	0.36%

Net loans charged off	0.09%	0.22%	0.33%	0.48%	0.18%

Net loans charged-off 2005

Group net loans charged-off at 0.09% (€69 million) of average advances for the year to December 2005 compares with 0.22% or €130 million for 2004.

Ireland – net loans charged-off of €40 million are €8m lower driven by a lower level of net charge-offs in ROI division.

United Kingdom – net loans charged-off of €12 million reflect lower levels of charge-offs in Capital Markets division.

USA – net loans charged-off at €2 million relate to charge-offs in the Commercial sector in our Capital Markets division.

Poland – net loans charged-off at €14 million in 2005 reflect a lower level of charge-offs of older impaired loans.

Net loans charged-off 2004

Group net loans charged-off at 0.09% of average advances (€130 million) for the year to December 2004 compares with 0.33% or €164 million for 2003.

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

The following table presents an analysis of AIB Group’s loans charged off and recoveries of previous charged off loans for the years ended December 31, 2005 and 2004.

Analysis of loans charged off

	Years ended December 31,
	2005 IFRS		2004 IR GAAP
	Loans charged off	Recoveries of loans previously charged off	Loans charged off	Recoveries of loans previously charged off
	(Euro in millions)
IRELAND
Agriculture	3.8	0.2	4.5	2.5
Energy	—	0.1	3.2	—
Manufacturing	1.8	0.3	7.8	0.6
Construction and property	1.4	0.2	4.4	1.2
Distribution	2.7	0.2	5.4	1.8
Transport	0.5	—	1.3	0.4
Financial	2.1	—	0.1	0.1
Services	9.5	0.2	6.8	2.5
Personal – Residential mortgages	0.1	0.1	2.4	1.4
– Overdraft/installment	16.3	0.8	25.6	7.1
Lease financing	4.4	0.3	4.5	0.2

	42.6	2.4	66.0	17.8

UNITED KINGDOM
Agriculture	—	—	0.1	—
Manufacturing	1.1	—	9.4	0.1
Construction and property	0.3	0.1	0.2	0.3
Distribution	0.9	0.1	2.7	0.7
Transport	0.1	—	0.2	0.1
Financial	—	—	0.1	—
Services	1.1	0.1	11.1	0.4
Personal – Residential mortgages	0.2	—	0.1	—
– Overdraft/installment	9.2	0.6	3.9	1.1

	12.9	0.9	27.8	2.7

UNITED STATES OF AMERICA
Commercial	2.4	—	—	—

	2.4	—	—	—

POLAND	13.9	—	57.5	—

REST OF THE WORLD	—	—	—	—

TOTAL	71.8	3.3	151.3	20.5

The following table presents an analysis of AIB Group’s impairment provisions for loan losses at December 31, 2005 and 2004.

	December 31,
	2005 IFRS	2004 IR GAAP
	(Euro in millions)
IRELAND
Agriculture	15	7
Energy	4	8
Manufacturing	15	11
Construction and property	17	10
Distribution	33	13
Transport	7	5
Financial	1	1
Services	24	20
Personal – Residential mortgages	8	4
– Overdraft/installment	72	47
Lease financing	13	18

	209	144

UNITED KINGDOM
Agriculture	2	1
Energy	—	—
Manufacturing	33	15
Construction and property	9	6
Distribution	21	17
Transport	2	2
Financial	2	2
Services	42	34
Personal – Residential mortgages	2	1
– Overdraft/installment	16	5

	129	83

UNITED STATES OF AMERICA
Commercial	5	1

	5	1

POLAND
Commercial	140	122
Personal	24	26
Lease financing	5	7

	169	155

REST OF THE WORLD	2	—

TOTAL SPECIFIC ALLOWANCE	514	383

TOTAL IBNR ALLOWANCE	162	277

TOTAL ALLOWANCE	676	660

Amounts include:
Loans and advances to banks	2	2
Loans and advances to customers	674	658

	676	660

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

	December 31,
	2005 IFRS	2004 IR GAAP	2003 IR GAAP	2002 IR GAAP	2001 IR GAAP
Loans accounted for on an impaired loanbasis(1)
Ireland	347	276	264	290	195
United Kingdom	246	183	111	107	107
United States of America	5	2	—	104	85
Poland	262	298	332	486	643
Rest of the World	8	—	—	3	3

	868	759	707	990	1,033

Accruing loans which are contractually past due 90 days or more as to principal or interest(2)
Ireland	124	100	95	78	63
United Kingdom	61	21	18	9	18
United States of America	—	—	—	43	51

	185	121	113	130	132

Restructured loans not included above(3)	—	—	—	—	—
Other real estate and other assets owned	—	—	—	26	14

(1)	Total interest income that would have been recorded during the year ended December 31, 2005 had interest on gross impaired loans been included in income amounted to €46 million - €15 million for Ireland, €8 million for the United Kingdom and €23 million for Poland. Interest on impaired loans (net of provisions) included in income for the year ended December 31, 2005 totalled €19 million (using a cash-based method of accounting).

(2)	Overdrafts generally have no fixed repayment schedule and consequently are not included in this category.

(3)	Outside of the United States, AIB Group does not normally renegotiate doubtful loans at concessionary rates of interest.

AIB Group generally expects that loans where known information about possible credit problems causes management to have serious doubt as to the ability of borrowers to comply with loan repayment terms would be included under its definition of impaired loans and would therefore have been reported in the above table.

In AIB Group, loans are typically reported as impaired when interest thereon is 90 days or more past due or where a provision exists in anticipation of loss, except: (i) where there is sufficient evidence that repayment in full, including all interest up to the time of repayment (including costs) will be made within a reasonable and identifiable time period, either from realization of security, refinancing commitment or other sources; (ii) where there is independent evidence that the balance due, including interest, is adequately secured; or (iii) in certain exceptional cases where there is clear evidence from cash flow projections, provided such projections have been independently examined to the satisfaction of AIB Group, that payments will be brought up to date within a reasonable period of time not to exceed six months. Upon impairment the accrual of interest income based on the original terms of the claim is discontinued but the increase of the present value of impaired claims due to the passage of time is reported as interest income.

The following table presents an analysis of AIB Group’s loans which are accounted for on an impaired basis at December 31, 2005 and 2004.

	December 31,
	2005 IFRS	2004 IR GAAP
	(Euro in millions)
IRELAND
Agriculture	23	15
Energy	5	11
Manufacturing	23	21
Construction and property	29	20
Distribution	61	52
Transport	11	10
Financial	2	1
Services	41	37
Personal - Residential mortgages	37	26
- Overdraft/installment	98	63
Lease financing	17	20

	347	276

UNITED KINGDOM
Agriculture	3	1
Manufacturing	41	26
Construction and property	24	17
Distribution	61	43
Transport	4	4
Financial	4	5
Services	73	70
Personal - Residential mortgages	13	7
- Overdraft/installment	23	10

	246	183

UNITED STATES OF AMERICA
Commercial	5	2

	5	2

POLAND
Agriculture	47	46
Energy	2	—
Manufacturing	67	67
Construction and property	22	45
Distribution	64	72
Transport	4	10
Financial	2	2
Services	13	12
Personal - Residential mortgages	14	13
- Overdraft/installment	19	21
Lease financing	8	10

	262	298

REST OF THE WORLD	8	—

TOTAL	868	759

Impaired Loans

Group impaired loans increased by €109 million between December 31, 2004 and December 31, 2005 but as a percentage of advances decreased to 1.0% from 1.3%. €87 million (€73 million in ROI division and €14 million in GB/NI division) of the increase was due to loans which had previously been charged-off centrally, being put back onto the balance sheet as a result of a new impairment provisioning methodology (see note 1 to the table on page 77). The following geographic commentary will relate to the remaining €22 million increase.

In the Republic of Ireland, impaired loans decreased by €2 million during the year to December 31, 2005 and have reduced as a percentage of advances from 0.8% at December 2004 to 0.6%. Impaired loans in the ROI division increased by €14 million offset by a decrease in the Capital Markets division where there were a number of recoveries / reductions in levels of debt.

In the United Kingdom, impaired loans increased by €49 million to €246 million. The increase is mainly in our Capital Markets division where impaired loans increased by €36 million due to the addition of a number of cases spread over Manufacturing / Other Services / Distribution sectors. GB/NI division’s impaired loans increased by €13 million in the period.

In Poland there has been a decrease of €36 million (€53 million net of currency exchange rate movements) in impaired loans in the year to December 31, 2005 assisted by a reduction in the rate of gross new impaired loans during 2005. Impaired loans have reduced as a percentage of advances from 8.4% at December 31, 2004 to 6.8% at December 31, 2005.

In the United States, impaired loans increased by €3 million to €5 million.

In Rest of the World, impaired loans increased by €8 million to €8 million due to the addition of a single corporate credit in mainland Europe.

The classification of a loan as impaired does not necessarily indicate that the principal amount of the loan is uncollectible in whole or in part. As described above under “Provision and allowance for loan losses” on page 76, the provision made in respect of any particular loan is calculated net of any realizable security value and other identifiable repayment sources, while the full principal amount of the loan is reflected as impaired before any deduction for provisions, security values or other elements of loans that may be partially recoverable.

The allowance for loan losses as a percentage of impaired loans decreased to 78% as at December 31, 2005, from 87% as at December 31, 2004, due to the new provisioning methodology, advances growth in the year of 27% and the improvement in loss histories in our portfolios.

The Specific provision set aside to cover identified impaired loans represents 59% of these loans.

In accordance with AIB Group’s provisioning policy for loan losses, it is considered that appropriate provisions for the above losses have been made. See “Provision and allowance for loan losses” on page 76.

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

Cross-border outstandings exceeding 1% of total assets are shown in the following table.

	As % of total assets(1)	Total	Banks and other financial institutions	Government and official institutions	Commercial industrial and other private sector
	(Euro in millions)
December 31, 2005
United Kingdom	5.5%	7,312	2,753	958	3,601
United States	5.1%	6,814	891	1,007	4,916
Germany	2.6%	3,507	1,813	1,313	381
France	2.5%	3,361	2,347	561	453
Spain	2.1%	2,803	1,665	272	866
Netherlands	1.3%	1,736	862	352	522
Australia	1.3%	1,684	662	—	1,022
Italy	1.0%	1,378	338	761	279
Sweden	1.0%	1,326	696	568	62
December 31, 2004
United Kingdom	8.4%	8,476	1,718	725	6,033
United States	4.0%	3,990	660	1,141	2,189
Germany	2.9%	2,964	1,947	807	210
France	2.1%	2,098	1,224	360	514
Spain	2.0%	2,000	1,160	283	557
Netherlands	1.4%	1,381	648	233	500
Italy	1.3%	1,304	211	724	369
Australia	1.2%	1,205	536	—	669
December 31, 2003
United Kingdom	6.1%	4,962	1,852	548	2,562
United States	3.6%	2,896	342	686	1,868
Germany	2.6%	2,122	1,466	488	168
Spain	1.7%	1,356	352	255	749
Netherlands	1.6%	1,298	556	87	655
Italy	1.4%	1,136	158	691	287
Poland	1.3%	1,035	61	87	887
Australia	1.1%	854	346	—	508

(1)	Assets, consisting of total assets as reported in the consolidated balance sheet and acceptances, totalled €133,214 million at December 31, 2005 (2004: €101,121 million).

At December 31, 2005 cross-border outstandings to borrowers in Poland amounted to 0. 86%. At December 31, 2004 cross-border outstandings to borrowings in Sweden amounted to 0.94%.

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

Evaluation of disclosure controls and procedures

Within the 90 days prior to the date of this report, the Group carried out an evaluation under the supervision of and with the participation of the Group’s management, including the Group Chief Executive and the Group Finance Director of the effectiveness of the design and operation of the Group’s disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. As a result of the matters identified as a result of investigations in 2004, a management action plan was agreed to, interalia, strengthen enterprise-wide quality assurance, risk and compliance functions. Based upon and as of the date of the Group’s evaluation, the Group Chief Executive and the Group Finance Director concluded that the disclosure controls and procedures are effective in all material respects to ensure that information required to be disclosed in the reports the Group files and submits under the US Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.

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

(c) Principal accountant fees and services

The audit committee is responsible for approving and reviewing the appointment and retirement of the external auditors, as well as overseeing their relationship with the Group. This includes conducting an annual review of the independence and effectiveness of the external auditors and the recommendation to the Board as to the level of fees to be paid to the external auditors. Further details as to the levels of fees paid to the external auditors in each of the last two years as well as the Audit Committee’s pre-approval policy for non-audit work are provided in Note 10 to the consolidated financial statements.

PART III

Item 17.	Financial statements

(Not responded to as Item 18 is complied with)

Item 18 and	19. Financial statements and exhibits

(a)	Financial statements

(b)	Exhibits

Exhibit Number	Description

1.1	Special resolutions of Allied Irish Banks, p.l.c.

31.1	Section 302 Certifications - Eugene Sheehy

31.2	Section 302 Certifications - John O’Donnell

32.1	Section 906 Certifications - Eugene Sheehy

32.2	Section 906 Certifications - John O’Donnell

ALLIED IRISH BANKS, p.l.c.

First time adoption of International Financial Reporting Standards (“IFRS”)

Up to and including the year ended December 31, 2004, AIB’s primary financial statements were prepared in accordance with Irish Generally Accepted Accounting Principles (“Irish GAAP”). On January 1, 2005, AIB Group implemented the requirements of International Financial Reporting Standards and International Accounting Standards (collectively, “IFRS”) for the first time and these are used for the purpose of preparing the financial statements for the year ended December 31, 2005. These financial statements have been prepared based on the recognition and measurement requirements of IFRS issued by the International Accounting Standards Board (“IASB”) as adopted by the European Union (“EU”).

In accordance with IFRS 1 “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”), there have been no adjustments to the estimates made at the time of the approval of the Irish GAAP financial statements for the year ended December 31, 2004. IFRS 1 provides first time adopters of IFRS with certain exemptions. IFRS 1 also allows or requires a number of other exceptions to its general principle that the standards in force at the reporting date should be applied retrospectively. AIB has availed of certain exemptions as set out below:-

First time application relating to financial instruments and insurance contracts

AIB has availed of transitional provisions for IAS 32 “Financial Instruments: Disclosure and Presentation” (“IAS 32”), IAS 39 “Financial Instruments: Recognition and Measurement” (“IAS 39”) and IFRS 4 “Insurance Contracts” (“IFRS 4”) and has not presented comparative information in accordance with these standards in its 2005 financial statements. Accordingly, comparative information for 2004 in respect of financial instruments and insurance contracts has been prepared on the basis of the Group’s accounting policies under Irish GAAP.

Share based payments

AIB has implemented the requirements of IFRS 2 “Share Based Payment” (“IFRS 2”) to all equity settled share based payments granted after November 7, 2002 that had not vested by January 1, 2005.

Property, plant & equipment

AIB has retained its existing carrying value of occupied properties, plant and equipment at January 1, 2004 as deemed cost, as permitted by IFRS 1, rather than either reverting to historical cost or carrying out a valuation at the date of transition.

Cumulative exchange differences

AIB has elected to deem cumulative exchange differences on the net investments in foreign branches and subsidiaries to be zero at January 1, 2004, as permitted by IFRS 1.

Employee benefits

AlB has recognised the cumulative actuarial gains and losses of defined benefit pension schemes and other post retirement benefits upon transition at January 1, 2004.

Business combinations

AIB has elected not to apply IFRS 3 “Business Combinations” to business combinations that arose prior to January 1, 2004.

Derecognition of financial instruments

Financial instruments derecognized prior to January 1, 2004 have not been subsequently recognised by the Group under IFRS.

Effects of the transition to IFRS

A description of the differences between Irish GAAP and IFRS accounting policies is set out in note 59. Reconciliations of balance sheets prepared under Irish GAAP and IFRS at January 1, 2005 and December 31, 2004 are included in note 59. A reconciliation of the profit and loss accounts prepared in accordance with Irish GAAP and prepared in accordance with IFRS for the period ended December 31, 2004 is included in note 59. In addition, a reconciliation of the amount of shareholders’ equity at January 1, 2005, before and after the application of IAS 32, IAS 39 and IFRS 4, detailing the effects of their application on the January 1, 2005 balance sheet, is presented in note 1.

ALLIED IRISH BANKS, p.l.c.

Accounting policies

The accounting policies that the Group applied in the preparation of the financial statements for the year ended December 31, 2005 are set out below. Because AIB has availed of the transitional provisions for IAS 32 ‘Financial Instruments: Disclosure and Presentation’ (“IAS 32”), IAS 39 ‘Financial Instruments: Recognition and Measurement’ (‘IAS 39’) and IFRS 4 ‘Insurance Contracts’ (“IFRS 4”), it has not presented comparative information in accordance with these standards in its 2005 financial statements. Accordingly, comparative information for 2004 in respect of financial instruments and insurance contracts has been prepared on the basis of the Group’s accounting policies under Irish GAAP. These accounting policies applied in the comparative IFRS financial statements are set out on pages 99 to 100.

1 Statement of compliance

The consolidated financial statements have been presented in accordance with International Accounting Standards and International Financial Reporting Standards (collectively “IFRS”) as adopted by the EU and applicable at December 31, 2005. The financial statements also comply with the requirements of Irish Statute comprising the Companies Acts 1963 to 2005 and the European Communities (Credit Institutions: Accounts) Regulations, 1992 as amended by the European Communities (International Financial Reporting Standards and Miscellaneous Amendments) Regulations 2005. The Group financial statements have been prepared in accordance with IFRSs as adopted by the EU. In publishing the Group financial statements, AIB has taken advantage of the exemption in paragraph 2 of the European Communities (Credit Institutions: Accounts) Regulations, 1992 not to present its individual income statement and related notes that form part of these approved financial statements.

The Group has early adopted the fair value option under IAS 39 and amendments to IAS 19 - Actuarial Gains and Losses, Group Plans and Disclosures, both of which have been adopted by the EU.

2 Basis of preparation

The financial statements are presented in euro, rounded to the nearest million. They have been prepared under the historical cost basis, with the exception of the following assets and liabilities and derivatives which are stated at their fair value: derivative financial instruments, financial instruments at fair value through profit or loss, certain hedged financial assets and financial liabilities, financial instruments held for trading and financial assets classified as available for sale.

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of certain assets, liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. The estimates and assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Since management’s judgement involves making estimates concerning the likelihood of future events, the actual results could differ from those estimates. The estimates that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are in the areas of impairment of financial assets, retirement benefit liabilities, share based payments and fair value of certain financial assets and financial liabilities. A description of these estimates and judgments is set out on pages 22 and 23.

Except as described above in respect of financial instruments and insurance contracts, the accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and in preparing the opening IFRS balance sheet at January 1, 2004 for the purpose of transition to IFRS.

The accounting policies have been consistently applied by Group entities.

3 Basis of consolidation

Subsidiary undertakings

The Group financial information includes the accounts of Allied Irish Banks, p.l.c. (the parent company) and its subsidiary undertakings, including certain special purpose entities where appropriate, made up to the end of the financial year. A subsidiary is one where the Group has the power, directly or indirectly, to govern the financial and operating policies of the entity, so as to obtain benefits from its activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Group controls the entity.

Subsidiaries are consolidated from the date on which control is transferred to the Group until the date that control ceases.

The Group uses the purchase method of accounting to account for the acquisition of subsidiary undertakings. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of the transaction, plus costs directly attributable to the acquisition. Identifiable assets acquired are fair valued at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill.

Associated undertakings

An associate is generally one in which the Group’s interest is greater than 20% and less than 50% and in which the Group has significant influence, but not control, over the entity’s operating and financial policies.

Investments in associated undertakings are initially recorded at cost and increased (or decreased) each year by the Group’s share of the post acquisition net income (or loss), and other movements reflected directly in the equity of the associated undertaking.

Goodwill arising on the acquisition of an associated undertaking is included in the carrying amount of the investment (net of any accumulated impairment loss). When the Group’s share of losses in an associate has reduced the carrying amount to zero, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations to make payments on behalf of the entity.

ALLIED IRISH BANKS, p.l.c.

Accounting policies - (Continued)

3 Basis of consolidation (continued)

The Group’s share of the results of associates after tax reflects the Group’s proportionate interest in the associates and is based on financial statements made up to a date not earlier than three months before the balance sheet date, adjusted to conform with the accounting polices of the Group.

Transactions eliminated on consolidation

Intra-group balances and any unrealized gains and losses, or income and expenses, arising from intra-group transactions are eliminated on consolidation. Unrealized gains on transactions with associated undertakings are eliminated to the extent of the Group’s interest in the investees.

4 Foreign currency translation

The consolidated financial statements are presented in Euro, which is the Group’s presentation currency.

Items included in the financial statements of each of the Group’s entities are measured using their functional currency, being the currency of the primary economic environment in which the entity operates.

Transactions and balances

Foreign currency transactions are translated into the respective entity’s functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate prevailing at the period end. Foreign exchange gains and losses resulting from the settlement of such transactions and from the retranslation at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement except for qualifying cash flow hedges. Exchange differences on equities and similar non-monetary items held at fair value through profit or loss are reported as part of the fair value gain or loss. Translation differences on equities classified as available-for-sale financial assets are included directly in equity.

Foreign operations

The results and financial position of all Group entities that have a functional currency different from the Euro are translated into Euro as follows:-

•	assets and liabilities including goodwill and fair value adjustments arising on consolidation of foreign operations are translated at the closing rate;

•	income and expenses are translated into Euro at the average rates of exchange during the period where these rates approximate to the foreign exchange rates ruling at the dates of the transactions; and

•	all resulting exchange differences are included in cumulative translation reserves within shareholders’ equity.

Exchange differences arising after January 1, 2004, the date of transition to IFRS, from the translation of the net investment in foreign operations, and of borrowings designated as hedges of such investments, are taken to a separate component of shareholders’ equity and included in the profit or loss on disposal or partial disposal of the foreign operations.

5 Interest income and expense recognition

Interest income and expense is recognised in the income statement for all interest-bearing financial instruments using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial asset or financial liability (or group of assets and liabilities) and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts the expected future cash payments or receipts through the expected life of the financial instrument, or when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. The application of the method has the effect of recognizing income (and expense) receivable (or payable) on the instrument evenly in proportion to the amount outstanding over the period to maturity or repayment.

In calculating the effective interest rate, the Group estimates cash flows (using projections based on its experience of customers’ behaviour) considering all contractual terms of the financial instrument but excluding future credit losses. The calculation takes into account all fees, including those for early redemption, and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts.

All costs associated with mortgage incentive schemes are included in the effective interest calculation. Fees and commissions payable to third parties in connection with lending arrangements, where these are direct and incremental costs related to the issue of a financial instrument, are included in interest income as part of the effective interest rate.

ALLIED IRISH BANKS, p.l.c.

Accounting policies - (Continued)

6 Fee and commission income

Fees and commissions are generally recognized on an accruals basis when the service has been provided, unless they have been included in the effective interest rate calculation. Loan syndication fees are recognized as revenue when the syndication has been completed and the Group has retained no part of the loan package for itself or retained a part at the same effective interest rate as applicable to the other participants.

Portfolio and other management advisory and service fees are recognized based on the applicable service contracts. Asset management fees related to investment funds are recognized over the period the service is provided. The same principle is applied to the recognition of income from wealth management, financial planning and custody services that are continuously provided over an extended period of time.

Commitment fees, together with related direct costs, for loan facilities where draw down is probable are deferred and recognised as an adjustment to the effective interest on the loan once drawn. Commitment fees in relation to facilities where draw down is not probable are recognized over the term of the commitment.

7 Financial assets

The Group classifies its financial assets into the following categories: - financial assets at fair value through profit or loss; loans and receivables; held to maturity investments; and available for sale financial assets.

Purchases and sales of financial assets are recognized on trade date, being the date on which the Group commits to purchase or sell the assets. Loans are recognized when cash is advanced to the borrowers. Financial assets are initially recognized at fair value, however, with the exception of financial assets at fair value through profit or loss, the initial fair value includes direct and incremental transaction costs.

The fair value of assets traded in active markets is based on current bid prices. In the absence of current bid prices, the Group establishes a fair value using valuation techniques. These include the use of recent arm’s-length transactions, reference to other similar instruments, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.

Interest is calculated using the effective interest method and credited to the income statement. Dividends on available-for-sale equity securities are recognised in the income statement when the entity’s right to receive payment is established. Impairment losses and translation differences on monetary items are recognized in the income statement.

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or when the Group has transferred substantially all the risks and rewards of ownership.

Financial assets at fair value through profit or loss

This category has two sub categories: - Financial assets held for trading; and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if it is held primarily for the purpose of selling in the short term, or if it is so designated by management, subject to certain criteria.

The assets are recognized initially at fair value and transaction costs are taken directly to the income statement. Interest and dividends on assets within this category are reported in interest income, and dividend income, respectively. Gains and losses arising from changes in fair value are included directly in the income statement within other financial income.

Derivatives are also classified in this category unless they have been designated as hedges.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and which are not classified as available for sale. They arise when the Group provides money or services directly to a customer with no intention of trading the loan. Loans and receivables are initially recognized at fair value including direct and incremental transaction costs and are subsequently carried on an amortized cost basis.

Held to maturity

Held to maturity investments are non-derivative financial assets with fixed or determinable payments that the Group’s management has the intention and ability to hold to maturity. If the Group was to sell other than an insignificant amount of held to maturity assets, the entire category would be required to be reclassified as available for sale.

Available for sale

Available for sale investments are non-derivative financial investments that are designated as available for sale and are not categorized into any of the other categories described above. Available for sale investments are those intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices.

Available for sale investments are initially recognised at fair value including direct and incremental transaction costs. They are subsequently held at fair value. Gains and losses arising from changes in fair value are included as a separate component of equity until sale when the cumulative gain or loss is transferred to the income statement.

ALLIED IRISH BANKS, p.l.c.

Accounting policies - (Continued)

8 Financial liabilities

Issued financial instruments or their components are classified as liabilities where the substance of the contractual arrangement results in the Group having a present obligation to either deliver cash or another financial asset to the holder, to exchange financial instruments on terms that are potentially unfavourable or to satisfy the obligation otherwise than by the exchange of a fixed amount of cash or another financial asset for a fixed number of equity shares.

Financial liabilities are initially recognized at fair value, being their issue proceeds (fair value of consideration received) net of transaction costs incurred. Financial liabilities are subsequently measured at amortized cost, any difference between the proceeds net of transaction costs and the redemption value is recognized in the income statement using the effective interest method.

Preference shares, which carry a mandatory coupon, are classified as financial liabilities. The dividends on these preference shares are recognized in the income statement as interest expense using the effective interest method.

9 Property, plant and equipment

Property, plant and equipment are stated at cost, or deemed cost, less accumulated depreciation and provisions for impairment, if any. Additions and subsequent expenditures are capitalised only to the extent that they enhance the future economic benefits expected to be derived from the asset. No depreciation is provided on freehold land. Property, plant and equipment are depreciated on a straight line basis over their estimated useful economic lives. Depreciation is calculated based on the gross carrying amount, less the estimated residual value at the end of the assets’ economic life.

The Group uses the following useful lives when calculating depreciation:

Freehold buildings and long-leasehold property	50 years

Short leasehold property	Life of lease, up to 50 years

Costs of adaptation of freehold and leasehold property

Branch properties	up to 10 years*

Office properties	up to 15 years*

Computers and similar equipment	3 – 5 years

Fixtures and fittings and other equipment	3 – 10 years

*	Subject to the maximum remaining life of the lease.

The Group reviews its depreciation rates regularly, at least annually, to take account of any change in circumstances. When deciding on useful lives and methods, the principal factors that the Group takes into account are the expected rate of technological developments and expected market requirements for, and the expected pattern of usage of the assets. When reviewing residual values, the Group estimates the amount that it would currently obtain for the disposal of the asset, after deducting the estimated cost of disposal if the asset were already of the age and condition expected at the end of its useful life. Gains and losses on disposal of property, plant and equipment are included in the income statement.

It is Group policy not to revalue its property, plant and equipment.

10 Intangible assets

Goodwill

Goodwill may arise on the acquisition of subsidiary and associated undertakings. Purchased goodwill is the excess of the fair value of the purchase consideration and direct costs of making the acquisition, over the fair value of the Group’s share of the assets acquired and the liabilities and contingent liabilities assumed on the date of the acquisition. For the purpose of calculating goodwill, fair values of acquired assets, liabilities and contingent liabilities are determined by reference to market values or by discounting expected future cash flows to present value. This discounting is performed by using either market rates or by using risk-free rates and risk adjusted expected future cash flows.

Goodwill is capitalized and reviewed annually for impairment, or more frequently when there are indications that impairment may have occurred. Goodwill is allocated to cash-generating units for the purpose of impairment testing. Goodwill arising on the acquisition of an associated undertaking is included in the carrying amount of the investment in the consolidated financial statements. Gains or losses on the disposal of an entity include the carrying amount of the goodwill relating to the entity sold. Capitalized goodwill was tested for impairment as at January 1, 2004, the date of transition to IFRS.

Goodwill previously written off to reserves under Irish GAAP has not been reinstated and will not be included in calculating any subsequent profit or loss on disposal.

Computer software

Computer software is stated at cost, less amortization on a straight line basis and provisions for impairment, if any. The identifiable and directly associated external and internal costs of acquiring and developing software are capitalized where the software is controlled by the Group, and where it is probable that future economic benefits that exceed its cost will flow from its use over more than one year. Costs associated with maintaining software are recognized as an expense when incurred. Capitalised computer software is amortized over 3 to 5 years.

ALLIED IRISH BANKS, p.l.c.

Accounting policies - (Continued)

11 Derivatives and hedge accounting

Derivatives, such as interest rate swaps, options and forward rate agreements are used for trading and for hedging purposes.

The Group maintains trading positions in a variety of financial instruments including derivatives. Trading transactions arise both as a result of activity generated by customers and from proprietary trading with a view to generating incremental income.

Non-trading derivative transactions comprise transactions held for hedging purposes as part of the Group’s risk management strategy against assets, liabilities, positions or cash flows, and are accounted for on an amortized cost basis.

Derivatives

Derivatives are measured initially at fair value on the date on which the derivative contract is entered into and subsequently remeasured at fair value. Fair values are obtained from quoted market prices in active markets, including recent market transactions, valuation techniques, discounted cash flow models and options pricing models as appropriate. Derivatives are included in assets when their fair value is positive, and in liabilities when their fair value is negative, unless there is the legal ability and intention to settle net. Profits or losses are only recognized on initial recognition of derivatives when there are observable current market transactions or valuation techniques that are based on observable market inputs.

The best evidence of the fair value of a derivative at initial recognition is the transaction price (i.e. the fair value of the consideration given or received) unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets.

Embedded derivatives

Some hybrid contracts contain both a derivative and a non-derivative component. In such cases, the derivative component is termed an embedded derivative. Where the economic characteristics and risks of embedded derivatives are not closely related to those of the host contract, and the hybrid contract itself is not carried at fair value through profit or loss, the embedded derivative is treated as a separate derivative, and reported at fair value with gains and losses being recognized in the income statement.

Hedging

All derivatives are carried at fair value in the balance sheet and the accounting treatment of the resulting fair value gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. Where derivatives are held for risk management purposes, and when transactions meet the criteria specified in IAS 39, the Group designates certain derivatives as either: -

(1)	hedges of the fair value of recognized assets or liabilities or firm commitments (fair value hedge); or

(2)	hedges of the exposure to variability of cash flows attributable to a recognized asset or liability, or a highly probable forecasted transaction (cash flow hedge); or

(3)	hedges of a net investment in a foreign operation.

When a financial instrument is designated as a hedge, the Group formally documents the relationship between the hedging instrument and hedged item as well as its risk management objectives and its strategy for undertaking the various hedging transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The Group discontinues hedge accounting when:

a)	it is determined that a derivative is not, or has ceased to be, highly effective as a hedge;

b)	the derivative expires, or is sold, terminated, or exercised;

c)	the hedged item matures or is sold or repaid; or

d)	a forecast transaction is no longer deemed highly probable.

To the extent that the changes in the fair value of the hedging derivative differ from changes in the fair value of the hedged risk in the hedged item; or the cumulative change in the fair value of the hedging derivative differs from the cumulative change in the fair value of expected future cash flows of the hedged item, ineffectiveness arises. The amount of ineffectiveness, (taking into account the timing of the expected cash flows, where relevant) provided it is not so great as to disqualify the entire hedge for hedge accounting, is recorded in the income statement.

In certain circumstances, the Group may decide to cease hedge accounting even though the hedge relationship continues to be highly effective by no longer designating the financial instrument as a hedge.

Fair value hedge accounting

Changes in fair value of derivatives that qualify and are designated as fair value hedges are recorded in the income statement, together with changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. If the hedge no longer meets the criteria for hedge accounting, the fair value hedging adjustment cumulatively made to the carrying value of the hedged item is, for items carried at amortized cost, amortized over the period to maturity of the previously designated hedge relationship using the effective interest method. For available for sale items the fair value hedging adjustment remains in equity until the hedged item affects profit or loss. If the hedged item is sold or repaid, the unamortized fair value adjustment is recognized immediately in the income statement.

ALLIED IRISH BANKS, p.l.c.

Accounting policies - (Continued)

11 Derivatives and hedge accounting (continued)

Cash flow hedge accounting

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is initially recognized directly in shareholders’ equity and recycled to the income statement in the periods when the hedged item will affect profit or loss. Any ineffective portion of the gain or loss on the hedging instrument is recognised in the income statement immediately.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time, remains in equity and is recognized in the income statement when the forecast transaction arises. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

Net investment hedge

Hedges of net investments in foreign operations, including monetary items that are accounted for as part of the net investment, are accounted for similarly to cash flow hedges. The effective portion of the gain or loss on the hedging instrument is recognized directly in equity and the ineffective portion is recognised immediately in the income statement. The cumulative gain or loss previously recognised in equity is recognised in the income statement on the disposal or partial disposal of the foreign operation. Hedges of net investments may include non-derivative liabilities as well as derivative financial instruments.

Derivatives that do not qualify for hedge accounting

Certain derivative contracts entered into as economic hedges do not qualify for hedge accounting. Changes in the fair value of derivative instruments that do not qualify for hedge accounting are recognized immediately in the income statement.

12 Impairment of financial assets

It is Group policy to make provisions for impairment of financial assets to reflect the losses inherent in those assets at the balance sheet date.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a portfolio of financial assets is impaired. A financial asset or portfolio of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more loss events that occurred after the initial recognition of the asset and on or before the balance sheet date, (“a loss event”) and that loss event or events has had an impact such that the estimated present value of future cash flows is less than the current carrying value of the financial asset, or portfolio of financial assets.

Objective evidence that a financial asset, or a portfolio of financial assets, is impaired includes observable data that comes to the attention of the Group about the following loss events:

a)	significant financial difficulty of the issuer or obligor;

b)	a breach of contract, such as a default or delinquency in interest or principal payments;

c)	the granting to the borrower of a concession, for economic or legal reasons relating to the borrower’s financial difficulty that the Group would not otherwise consider;

d)	it becomes probable that the borrower will enter bankruptcy or other financial reorganization;

e)	the disappearance of an active market for that financial asset because of financial difficulties; or

f)	observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:

i.	adverse changes in the payment status of borrowers in the portfolio;

ii.	national or local economic conditions that correlate with defaults on the assets in the portfolio.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant (i.e. individually insignificant). If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and includes these performing assets under the collective incurred but not reported (“IBNR”) assessment. An IBNR impairment provision represents an interim step pending the identification of impairment losses on an individual asset in a group of financial assets. As soon as information is available that specifically identifies losses on individually impaired assets in a group, those assets are removed from the group. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognised are not included in a collective assessment of impairment.

For loans and receivables and assets held to maturity, the amount of impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate.

ALLIED IRISH BANKS, p.l.c.

Accounting policies - (Continued)

12 Impairment of financial assets (continued)

The amount of the loss is recognized using an allowance account and the amount of the loss is included in the income statement.

The calculation of the present value of the estimated future cash flows of a collateralized financial asset reflects the cash flows that may result from foreclosure costs for obtaining and selling the collateral, whether or not foreclosure is probable.

For the purpose of collective evaluation of impairment (individually insignificant impaired assets and IBNR) financial assets are grouped on the basis of similar risk characteristics. These characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the counterparty’s ability to pay all amounts due according to the contractual terms of the assets being evaluated.

Future cash flows in a group of financial assets that are collectively evaluated for impairment are estimated on the basis of the contractual cash flows of the assets in the group and historical loss experience for assets with credit risk characteristics similar to those in the group. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not currently exist.

The methodology and assumptions used for estimating future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

Following impairment, interest income is recognized using the original effective rate of interest which was used to discount the future cash flows for the purpose of measuring the impairment loss. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognised in the income statement.

When a loan has been subjected to a specific provision and the prospects of recovery do not improve, a time will come when it may be concluded that there is no real prospect of recovery. When this point is reached, the amount of the loan which is considered to be beyond the prospect of recovery is written off against the related provision for loan impairment. Subsequent recoveries of amounts previously written off decrease the amount of the provision for loan impairment in the income statement.

Assets acquired in exchange for loans and receivables in order to achieve an orderly realization are accounted for as a disposal of the loan and an acquisition of an asset. Any further impairment of the assets or business acquired is treated as an impairment of the relevant asset and not as an impairment of the original instrument.

In the case of equity instruments classified as available for sale, a significant or prolonged decline in the fair value of the instrument below its cost is considered in determining whether impairment exists. Where such evidence exists, the cumulative net loss that had been previously recognized directly in equity is removed from equity and recognised in the income statement. Reversals of impairment of equity shares are not recognized in the income statement and increases in the fair value of equity shares after impairment are recognized directly in equity.

In the case of debt instruments classified as available for sale, impairment is assessed based on the same criteria as all other financial assets. Reversals of impairment of debt securities are recognized in the income statement.

13 Employee benefits

Retirement benefit obligations

The Group provides employees with post retirement benefits mainly in the form of pensions.

The Group provides a number of defined benefit and defined contribution retirement benefit schemes. In addition, the Group contributes, according to local law in the various countries in which it operates, to Governmental and other plans which have the characteristics of defined contribution plans. The majority of the defined benefit schemes are funded.

Full actuarial valuations of defined benefit schemes are undertaken every three years and are updated to reflect current conditions at each balance sheet date. Scheme assets are valued at fair value determined by using current bid prices. Scheme liabilities are measured on an actuarial basis using the projected unit credit method and discounted at the current rate of return on a high quality corporate bond of equivalent term and currency to the liability. The difference between the fair value of the plan assets and the present value of the defined benefit obligation at the balance sheet date is recognised in the balance sheet. Schemes in surplus are shown as assets and schemes in deficit, together with unfunded schemes are shown as liabilities. Actuarial gains and losses are recognised immediately in the statement of recognised income and expense.

The cost of providing defined benefit pension schemes to employees, comprising the current service cost, past service cost, the expected return on plan assets and the change in the present value of scheme liabilities arising from the passage of time is charged to the income statement within employee expenses.

The costs of the Group’s defined contribution schemes, are charged to the income statement in the accounting period in which they are incurred. Any contributions unpaid at the balance sheet date are included as a liability. The Group has no further obligation under these plans once these contributions have been paid.

ALLIED IRISH BANKS, p.l.c.

Accounting policies - (Continued)

13 Employee benefits (continued)

Short-term employee benefits

Short-term employee benefits, such as salaries and other benefits, are accounted for on an accruals basis over the period during which employees have provided services. Bonuses are recognized to the extent that the Group has a present obligation to its employees that can be measured reliably. The cost of providing subsidised staff loans and preferential rates on staff deposits is charged within employee expenses.

Share based compensation

The Group operates a number of share based compensation plans. For grants of options after November 7, 2002, the fair value of the employee services received is measured by reference to the fair value of the shares or share options granted on the date of the grant. The cost of the employee services received in exchange for the shares or share options granted is recognized in the income statement over the period during which the employees become unconditionally entitled to the options, which is the vesting period. The amount expensed is determined by reference to the fair value of the options granted. The fair value of the options granted is determined using option pricing models, which take into account the exercise price of the option, the share price at date of grant of the option, the risk free interest rate, the expected volatility of the share price over the life of the option and other relevant factors. Vesting conditions included in the terms of the grant are not taken into account in estimating fair value except where those terms relate to market conditions. Non-market vesting conditions are taken into account by adjusting the number of shares or share options included in the measurement of the cost of employee services so that ultimately, the amount recognised in the income statement reflects the number of vested shares or share options. Where vesting conditions are related to market conditions, the charges for the services received are recognised regardless of whether or not the market related vesting condition is met, provided that the non-market vesting conditions are met.

The expense related to share based payments is credited to shareholders’ equity. Where the share based payment arrangements give rise to the issue of new shares, the proceeds of issue of the shares are credited to share capital (nominal amount) and share premium when the options are exercized. When the share based payments give rise to the reissue of shares from treasury shares, the proceeds of issue are credited to shareholders’ equity. In addition, there is a transfer between the share based payment reserve and profit and loss account, reflecting the cost of the share based payment recognized in the income statement.

14 Non-credit risk provisions

Provisions are recognized for present legal or constructive obligations arising as consequences of past events where it is probable that a transfer of economic benefit will be necessary to settle the obligation, and it can be reliably estimated.

When the effect is material, provisions are determined by discounting expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Payments are deducted from the present value of the provision and interest at the relevant discount rates is charged annually to interest expense. Changes in the present value of the liability as a result of movements in interest rates are included in other financial income. The present value of provisions is included in other liabilities.

When a leasehold property ceases to be used in the business, provision is made where the unavoidable costs of the future obligations relating to the lease are expected to exceed anticipated income. The provision is calculated using market rates of interest to reflect the long-term nature of the cash flows.

Restructuring costs

Where the Group has a formal plan for restructuring a business and has raised valid expectations in the areas affected by the restructuring, by starting to implement the plan or announcing its main features, provision is made for the anticipated cost of restructuring, including retirement benefits and redundancy costs, when an obligation exists. The provision raised is normally utilised within twelve months. Future operating costs are not provided for.

Legal claims and other contingencies

Provisions are made for legal claims where the Group has a present legal or constructive obligation as a result of past events and it is more likely than not that an outflow of resources will be required to settle the obligation and the amount can be reasonably estimated.

Contingent liabilities are possible obligations whose existence will be confirmed only by uncertain future events giving rise to present obligations where the transfer of economic benefit is uncertain or cannot be reliably measured. Contingent liabilities are not recognised but are disclosed in the notes to the financial statements unless they are remote.

ALLIED IRISH BANKS, p.l.c.

Accounting policies - (Continued)

15 Income tax, including deferred income tax

Income tax comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity. Current tax is the expected tax payable on the taxable income for the year using tax rates enacted or substantially enacted at the balance sheet date and any adjustment to tax payable in respect of previous years. Income tax recoverable on tax allowable losses is recognised as an asset only to the extent that it is regarded as recoverable by offset against current or future taxable profits.

Deferred income tax is provided, using the balance sheet liability method, on temporary timing differences arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred income tax is determined using tax rates based on legislation enacted or substantially enacted at the balance sheet date and expected to apply when the deferred tax asset is realised or the deferred tax liability is settled. Deferred tax assets are recognised where it is probable that future taxable profits will be available against which the temporary differences will be utilised.

Deferred and current tax assets and liabilities are only offset when they arise in the same tax reporting group and where there is both the legal right and the intention to settle on a net basis or to realise the asset and settle the liability simultaneously.

The principal temporary differences arise from depreciation of property, plant and equipment, revaluation of certain financial assets and liabilities including derivative contracts, provisions for pensions and other post retirement benefits, tax losses carried forward, and in relation to acquisitions, on the difference between the fair values of the net assets acquired and their tax base.

Deferred income tax is provided on temporary differences arising from investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the difference will not reverse in the foreseeable future. In addition, the following temporary differences are not provided for: goodwill not deductible for tax purposes and the initial recognition of assets and liabilities that affect neither accounting nor taxable profit.

Income tax payable on profits, based on the applicable tax law in each jurisdiction, is recognised as an expense in the period in which the profits arise. The tax effects of income tax losses available for carry forward are recognised as an asset when it is probable that future taxable profits will be available against which these losses can be utilised.

Deferred tax relating to items that are charged or credited to equity, is charged or credited directly to equity.

16 Impairment of property, plant and equipment and intangible assets

At each balance sheet date, or more frequently where events or changes in circumstances dictate, property, plant and equipment and intangible assets, are assessed for indications of impairment. If indications are present, these assets are subject to an impairment review. Goodwill is subject to an impairment review as at the balance sheet date each year. The impairment review comprises a comparison of the carrying amount of the asset, or its cash generating unit, with its recoverable amount. The recoverable amount is determined as the higher of the net selling price of the asset and its value in use. Net selling price is calculated by reference to the amount at which the asset could be disposed of in an arm’s length transaction evidenced by an active market or recent transactions for similar assets. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset’s continued use, including those resulting from its ultimate disposal, at a market-based discount rate on a pre-tax basis.

The carrying values of property, plant and equipment and intangible assets are written down by the amount of any impairment and this loss is recognised in the income statement in the period in which it occurs. A previously recognised impairment loss relating to a fixed asset may be reversed in part or in full when this is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the asset’s recoverable amount. The carrying amount of the asset will only be increased up to the amount that it would have been had the original impairment not been recognised. Impairment losses on goodwill are not reversed. For the purpose of conducting impairment reviews in respect of goodwill, the recoverable amount is determined as the higher of the net selling price of the cash-generating unit and its value in use. Cash-generating units are the lowest level at which management monitors the return on investment in assets.

17 Construction contracts

Revenue from construction contacts is recognised when it is probable that the economic benefits of the transaction will flow to the Group and when the revenue, the costs, (both incurred and in the future), the outcome of the contract and its stage of completion can all be measured reliably. Once the above criteria are met, both contract revenue and contract costs are recognised by reference to the stage of completion of the contract.

When the outcome of a construction contract cannot be estimated reliably, no profit is recognised, but revenue is recognised to the extent of costs incurred that are probable of recovery. Costs are recognised as an expense in the income statement in the accounting period in which the work is performed.

18 Non-current assets held for sale and discontinued operations

A non-current asset or a group of assets containing a non-current asset (a disposal group) is classified as held for sale if its carrying amount will be recovered principally through sale rather than through continuing use, it is available for immediate sale and sale is highly probable within one year.

On initial classification as held for sale, non-current assets and disposal groups are measured at the lower of previous carrying amount and fair value less costs to sell with any adjustments taken to profit or loss. The same applies to gains and losses on subsequent remeasurement. No reclassifications are made in respect of prior periods.

ALLIED IRISH BANKS, p.l.c.

Accounting policies - (Continued)

18 Non-current assets held for sale and discontinued operations (continued)

A discontinued operation is a component of the Group’s business that represents a separate major line of business or geographical area of operations, or is a subsidiary acquired exclusively with a view to resale, that has been disposed of, has been abandoned or that meets the criteria to be classified as held for sale.

Discontinued operations are presented on the income statement (including comparatives) as a separate amount, comprising the total of the post tax profit or loss of the discontinued operations for the period together with any post-tax gain or loss recognised on the measurement to fair value less costs to sell, or on disposal of the assets/disposal groups constituting discontinued operations.

19 Collateral & netting

The Group enters into master agreements with counterparties, to ensure that if an event of default occurs, all amounts outstanding with those counterparties will be settled on a net basis.

Collateral

The Group obtains collateral in respect of customer liabilities where this is considered appropriate. The collateral normally takes the form of a lien over the customer’s assets and gives the Group a claim on these assets for both existing and future liabilities. The collateral is, in general, not recorded on the Group balance sheet.

The Group also receives collateral in the form of cash or securities in respect of other credit instruments, such as stock borrowing contracts, and derivative contracts in order to reduce credit risk. Collateral received in the form of securities is not recorded on the balance sheet. Collateral received in the form of cash is recorded on the balance sheet with a corresponding liability or asset. These items are assigned to deposits received from banks or other counterparties in the case of cash collateral received. Any interest payable or receivable arising is recorded as interest expense or interest income respectively.

In certain circumstances, the Group will pledge collateral in respect of liabilities or borrowings. Collateral pledged in the form of securities or loans and receivables continues to be recorded on the balance sheet. Collateral paid away in the form of cash is recorded in loans and advances to banks or customers. Any interest payable or receivable arising is recorded as interest expense or interest income respectively.

Netting

Financial assets and financial liabilities are offset and the net amount reported in the balance sheet if, and only if, there is a currently enforceable legal right to set off the recognised amounts and there is an intention to settle on a net basis, or to realise an asset and settle the liability simultaneously. This is not generally the case with master agreements, and the related assets and liabilities are presented gross in the balance sheet.

20 Financial guarantees

Financial guarantees are given to banks, financial institutions and other bodies on behalf of customers to secure loans, overdrafts and other banking facilities (‘facility guarantees’), and to other parties in connection with the performance of customers under obligations related to contracts, advance payments made by other parties, tenders, retentions and the payment of import duties. Financial guarantees are initially recognised in the financial statements at fair value on the date that the guarantee is given. Subsequent to initial recognition, the bank’s liabilities under such guarantees are measured at the higher of the initial measurement, less amortisation calculated to recognise in the income statement the fee income earned over the period, and the best estimate of the expenditure required to settle any financial obligation arising as a result of the guarantees at the balance sheet date.

Any increase in the liability relating to guarantees is taken to the income statement in provisions for undrawn contractually committed facilities and guarantees.

21 Sale and repurchase agreements (including stock borrowing and lending)

Financial assets may be lent or sold subject to a commitment to repurchase them (‘repos’). Such securities are retained on the balance sheet when substantially all the risks and rewards of ownership remain with the Group. The liability to the counterparty is included separately on the balance sheet as appropriate.

Similarly, when securities are purchased subject to a commitment to resell (‘reverse repos’), or where the Group borrows securities, but does not acquire the risks and rewards of ownership, the transactions are treated as collateralized loans, and the securities are not included in the balance sheet.

The difference between the sale and repurchase price is accrued over the life of the agreements using the effective interest method. Securities lent to counterparties are also retained in the financial statements.

Securities borrowed are not recognised in the financial statements, unless these are sold to third parties, at which point the obligation to repurchase the securities is recorded as a trading liability at fair value and any subsequent gain or loss included in trading income.

22 Leases

Lessor

Assets leased to customers are classified as finance leases if the lease agreements transfer substantially all the risks and rewards of

ALLIED IRISH BANKS, p.l.c.

Accounting policies - (Continued)

22 Leases (continued)

ownership, with or without ultimate legal title. When assets are held subject to a finance lease, the present value of the lease payments, discounted at the rate of interest implicit in the lease, is recognised as a receivable. The difference between the total payments receivable under the lease and the present value of the receivable is recognised as unearned finance income, which is allocated to accounting periods under the pre-tax net investment method to reflect a constant periodic rate of return.

Assets leased to customers are classified as operating leases if the lease agreements do not transfer substantially all the risks and rewards of ownership. The leased assets are included within property, plant and equipment on the Group’s balance sheet and depreciation is provided on the depreciable amount of these assets on a systematic basis over their estimated useful lives. Lease income is recognised on a straight-line basis over the period of the lease unless another systematic basis is more appropriate.

Lessee

Operating lease rentals payable are recognised as an expense in the income statement on a straight line basis over the lease term unless another systematic basis is more appropriate.

23 Share capital

Issued financial instruments, or their components, are classified as equity where they meet the definition of equity and confer on the holder a residual interest in the assets of the Group.

Share issue costs

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Dividends on ordinary shares

Dividends on ordinary shares are recognised in equity in the period in which they are approved by the Company’s shareholders, or in the case of the interim dividend when it has been approved by the Board of directors. Dividends declared after the balance sheet date are disclosed in the dividends note (note 61).

Treasury shares

Where the Company or other members of the consolidated Group purchases the Company’s equity share capital, the consideration paid is deducted from total shareholders’ equity as treasury shares until they are cancelled. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders’ equity.

24 Insurance and investment contracts

The Group has classified its Long Term Assurance business in accordance with IFRS 4 “Insurance Contracts”. Insurance contracts are those contracts containing significant insurance risk. In the case of a life contract, insurance risk exists if the amount payable on the occurrence of an insured event exceeds the assets backing the contract, or could do so in certain circumstances, and the product of the probability of the insured event occurring and the excess amount payable has commercial substance. In particular, guaranteed equity bonds which guarantee a return of the original premium irrespective of the current value of the backing assets are deemed to be insurance contracts notwithstanding that at the balance sheet date there may be no excess of the original premium over the backing assets. Investment contracts are contracts that do not have significant insurance risk. There are no contracts with discretionary participating features.

Insurance contracts

The Group accounts for its insurance contracts using the embedded value basis. The embedded value comprises two components: the net assets attributable to the Group and the present value of the in-force business (“VIF”). The change in the VIF before tax is accounted for as revenue. The value is estimated as the net present value of future cash flows attributable to the Group before tax, based on the market value of the assets at the balance sheet date, using assumptions that reflect experience and a long-term outlook for the economy and then discounting at an appropriate risk discount rate.

Insurance contract liabilities are calculated on the modified statutory basis. Premiums are recognised as revenue when due from the policyholder. Claims, which together with the increase in insurance contract liabilities are recognised in the income statement as they arise, are the cost of all claims arising during the period.

Investment contracts

Investment contracts are primarily unit-linked. Unit linked liabilities are deemed equal to the value of units attaching to contracts at the balance sheet date. The liability is measured at fair value, which is the bid value of the assets held to match the liability, less an amount in respect of tax. Increases in investment contract liabilities are recognised in the income statement as they arise. Revenue in relation to investment management services is recognised as the services are provided. Certain upfront fees and charges have been deferred and are recognised as income over the life of the contract. Premiums and claims are accounted for directly in the balance sheet as adjustments to the investment contract liability.

ALLIED IRISH BANKS, p.l.c.

Accounting policies - (Continued)

25 Segment reporting

Business segments are distinguishable components of the Group that provide products or services that are subject to risks and rewards that are different to those of other business segments. Geographical segments provide products or services within a particular economic environment that is subject to risks and rewards that are different to those of components operating in other economic environments. The Group has determined that business segments are the primary reporting segments.

26 Cash and cash equivalents

For the purposes of the cash flow statement, cash comprises cash on hand and demand deposits, and cash equivalents comprise highly liquid investments that are convertible into cash with an insignificant risk of changes in value and with original maturities of less than three months.

27 Trust activities

The Group commonly acts as trustee and in other fiduciary capacities that result in the holding or placing of assets on behalf of individuals, trusts, retirement benefit plans and other institutions. These assets and income arising thereon are excluded from the financial statements, as they are not assets of the Group.

28 Prospective accounting changes

The following standards/amendments to standards have been approved by the IASB, and were adopted by the EU in January 2006 but not early adopted by the Group. These will be adopted in 2006 and thereafter:-Amendment to IAS 1 - Capital disclosures (effective January 1, 2007). This amendment requires disclosure, both quantitative and qualitative, of an entity’s objectives, policies and processes for managing capital. The impact is not expected to be material in terms of Group reporting.

Amendments to IAS 39 - Cash Flow Hedge Accounting of Forecast Intragroup transactions (effective January 1, 2006). This amendment, which is not expected to have a material impact on Group reporting, will allow the foreign currency risk of intragroup monetary items qualify as the hedge item in certain circumstances in the consolidated financial statements.

Amendments to IAS 39 and IFRS 4: Financial Guarantee Contracts (effective January 1, 2006). This amendment will be adopted by the Group in the accounting period commencing on 1 January 2006 and requires financial guarantee contracts to be accounted for as financial instruments under IAS 39 unless they have been explicitly dealt with as insurance contracts in the past in which case the previous accounting may continue. This standard is not expected to have a material impact on the Group.

IFRS 7 - Financial Instrument disclosures (effective January 1, 2007). This standard updates and augments the disclosure requirements of IAS 30, IAS 32 and IFRS 4 and will require additional disclosures relating to risk management policies and processes.

The Group has taken advantage of the transitional arrangements of IFRS, not to restate corresponding amounts in accordance with the above policies on Financial assets; Financial liabilities; Derivatives and hedge accounting; impairment of financial assets; and collateral & netting. Comparative information was prepared under Irish GAAP and the relevant accounting policies for these are set out as follows:

Provisions for impairment of loans and receivables

It is Group policy to make provisions for bad and doubtful debts to reflect the losses inherent in the loan portfolio at the balance sheet date. The charge to the profit and loss account reflects new provisions made during the year, plus write-offs not previously provided for, less existing provisions no longer required and recoveries of bad debts already written off.

Specific provisions are made when, in the judgment of management, the recovery of the outstanding balance is in serious doubt. The amount of the specific provision is intended to cover the difference between the balance outstanding on the loan or advance and the estimated recoverable amount. In certain portfolios, provisions are applied to pools of loans on a formula driven basis depending on levels of delinquency.

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

Loans and receivables to banks and customers are reported in the balance sheet having deducted the total provisions for impairment of loans and receivables.

Loans are deemed non-performing where interest is 90 days overdue and not taken to profit (i.e. non-accrual) or where a provision exists in anticipation of a loss. Interest is not taken to profit when recovery is doubtful.

ALLIED IRISH BANKS, p.l.c.

Accounting policies - (Continued)

Debt securities

Debt securities held as financial fixed assets are those held on a continuing use basis by the Group and those held to hedge positions which are accounted for on a historic cost basis. These debt securities are stated in the balance sheet at cost, adjusted for the amortisation of any premiums or discounts arising on acquisition or provisions for impairment. The amortisation of premiums and discounts is included in net interest income. Profits and losses on disposal of securities held for investment purposes are recognised immediately in other operating income. Profits and losses on disposal of securities held for hedging purposes are amortised over the lives of the underlying transactions and included in net interest income.

Debt securities held for trading purposes are stated in the balance sheet at market value. Both realised and unrealized profits on trading securities are taken directly to the profit and loss account and included within dealing profits.

Equity shares

Equity shares intended to be held on a continuing basis are classified as financial fixed assets and included in the balance sheet at cost less provision for any impairment. Profits and losses on disposal of equity shares held as financial fixed assets are recognised immediately in the profit and loss account. Equity shares held for trading purposes are marked to market with full recognition in the profit and loss account of changes in market value.

Derivatives

The Group uses derivatives, such as interest rate swaps, options, forward rate agreements and financial futures for trading and non-trading purposes. The accounting treatment of these derivative instruments is dependent on the purpose for which they are entered into.

The Group maintains trading positions in a variety of financial instruments including derivatives. Trading transactions arise as a result of activity generated by customers while others represent proprietary trading with a view to generating incremental income. Trading instruments and hedges thereof are recognised in the accounts at fair value with the adjustment arising included in other assets and other liabilities as appropriate. Gains and losses arising from trading activities are included in dealing profits in the profit and loss account using the mark to market method of accounting. Interest and dividend income arising together with the funding costs relating to trading activities are included in net interest income.

Non-trading derivative transactions, comprise transactions held for hedging purposes as part of the Group’s risk management strategy, against assets, liabilities, positions or cash flows, themselves accounted for on an accruals basis. The gains and losses on these instruments (arising from changes in fair value) are not recognised in the profit and loss account immediately as they arise. Derivative transactions entered into for hedging purposes are recognised in the accounts on an accruals basis consistent with the accounting treatment of the underlying transaction or transactions being hedged. Except as described below, in respect of hedges of the income stream on Group capital, upon early termination of derivative financial instruments, classified as hedges, any realised gain or loss is deferred and amortised to net interest income over the life of the original hedge as long as the designated assets or liabilities remain. Upon early termination of derivative transactions classified as hedges of the income stream on Group capital, any realised gain or loss is taken to profit and loss account as it arises.

A derivative will only be classified as a hedge where it is designated as a hedge at its inception and where it is reasonably expected that the derivative substantially matches or eliminates the exposure being hedged. Transactions designated as hedges are reviewed and where a transaction originally entered into for hedging purposes no longer represents a hedge, its value is restated at fair value and any change in value is taken to profit and loss account immediately. Interest rate swaps, forward rate agreements and option contracts are generally used to modify the interest rate characteristics of balance sheet instruments and are linked to specific assets or groups of similar assets or specific liabilities or groups of similar liabilities. Futures contracts are designated as hedges when they reduce risk and there is high correlation between the futures contracts and the item being hedged, both at inception and throughout the hedge period. Amounts paid or received over the life of a futures contract are deferred and amortised over the life of the contract.

ALLIED IRISH BANKS, p.l.c.

Consolidated Statements of Income

	Notes	Years ended December 31,
		2005	2004
		(Euro in millions)
Interest income and similar income	5	5,151	4,018
Less: interest expense	6	(2,621)	(1,946)

Net interest income		2,530	2,072
Dividend income	7	17	27
Fees and commissions income		1,061	1,067
Less: fees and commissions expense		(145)	(131)
Trading income	8	112	96
Other operating income	9	72	109
Other income		1,117	1,168

Total operating income		3,647	3,240
Administrative expenses	10	1,881	1,724
Depreciation of property, plant and equipment	33	83	82
Amortization/impairment of intangible assets and goodwill	32	47	63
Total operating expenses		2,011	1,869

Operating income before provisions		1,636	1,371
Provisions for impairment of loans and receivables	26	115	114
Provisions for liabilities and commitments	41	20	20
Amounts written off /(written back) financial investments	11	8	(1)
		143	133

Operating income		1,493	1,238
Share of results of associated undertakings	31	149	132
Gain on disposal of property		14	9
Construction contract income	12	45	—
Gain on disposal of businesses	15	5	17

Income before taxes - continuing operations		1,706	1,396
Applicable taxes	16	319	270

Income after taxes - continuing operations	2 & 35	1,387	1,126
Discontinued operation, net of taxation		46	53

Net income for the period		1,433	1,179

Attributable to:
Equity holders of the parent		1,343	1,150
Minority interests in subsidiaries	17	90	29

		1,433	1,179

Basic earnings per share - continuing operations		145.7c	128.3c
Basic earnings per share - discontinued operations		5.3c	6.2c

Total	20(a)	151.0c	134.5c

Diluted earnings per share - continuing operations		144.6c	127.8c
Diluted earnings per share - discontinued operations		5.2c	6.2c

Total	20(b)	149.8c	134.0c

The results for the year ended December 31, 2004 have been restated to represent the results of Ark Life as a discontinued operation (note 2) and the application of International Financial Reporting Standards, with the exception of IAS 32, IAS 39 and IFRS 4 which apply with effect from January 1, 2005. See First time adoption of International Financial Reporting Standards (“IFRS”).

The accompanying notes are an integral part of these consolidated financial statements.

ALLIED IRISH BANKS, p.l.c.

Consolidated Balance Sheets

	Notes	December 31, 2005	January 1, 2005	December 31, 2004

	(Euro in millions)
ASSETS
Cash and balances at central banks		742	887	887
Treasury bills and other eligible bills	22	201	—	–
Items in course of collection		402	368	368
Trading portfolio financial assets	23	10,113	7,957	—
Financial assets designated at fair value through profit or loss	24	—	1,871	—
Derivative financial instruments	49	2,439	2,581	—
Loans and receivables to banks	25	7,129	2,538	2,540
Gross loans and receivables to customers	26	86,049	66,435	65,625
Allowance for loan losses		(674)	(614)	(758)
Unearned interest		(143)	(129)	(129)
Loans and receivables to customers net		85,232	65,692	64,738
Financial investments available for sale	28	16,864	15,720	—
Debt securities	29	—	—	24,501
Equity shares	30	—	—	1,641
Interests in associated undertakings	31	1,656	1,395	1,379
Intangible assets and goodwill	32	517	540	540
Property, plant and equipment	33	706	745	745
Other assets		778	1,435	2,597
Current taxation		18	25	25
Deferred taxation	34	253	204	228
Prepayments and accrued income		801	861	920
Disposal group and assets classified as held for sale	2 & 35	5,363	—	—

		133,214	102,819	101,109

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits by banks	36	29,329	20,428	20,428
Customer accounts	37	62,580	50,151	50,151
Trading portfolio financial liabilities	38	240	332	—
Derivative financial instruments	49	1,967	2,541	—
Investment and insurance contract liabilities	35	—	3,887	3,286
Debt securities in issue	39	17,611	11,805	11,805
Current taxation		133	197	175
Other liabilities	40	1,599	1,593	3,387
Accruals and deferred income		1,092	705	913
Retirement benefit liabilities	14	1,227	886	886
Provisions for liabilities and commitments	41	140	122	122
Deferred taxation	34	32	38	52
Subordinated liabilities and other capital instruments	42	3,756	2,451	2,766
Disposal group classified as held for sale	2 & 35	5,091	—	—
Memorandum items: contingent liabilities and commitments	48
Stockholders’ equity
Ordinary shares of €0.32 each: 1,160 million authorized (2004: 1,160 million), 918.4 million issued and outstanding as at December 31,
2005 and 2004 respectively	45	294	294	294
Share premium account		1,693	1,693	1,693
Other equity interests	44	497	497	182
Reserves		1,152	1,190	985
Profit and loss account		3,533	2,798	2,773
Total stockholders’ funds		7,169	6,472	5,927
Minority interests in subsidiaries	43	1,248	1,211	1,211

		133,214	102,819	101,109

The financial position as at December 31, 2004 has been restated to reflect the application of International Financial Reporting Standards, with the exception of IAS 32, IAS 39 and IFRS 4 which apply with effect from January 1, 2005. See First time adoption of International Financial Reporting Standards (‘IFRS’).

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated reconciliation of movements in stockholders’ equity

	Share capital	Share premium	Capital reserves	Revaluation reserves	Other equity interests	Treasury shares	Revenue reserves	Share based payments reserves	Available for sale securities reserves	Cash flow hedging reserve	Foreign currency translation	Total
	(Euro in millions)
2004
Balance January 1, 2004 (Irish GAAP)	290	1,694	838	113	196	(757)	2,764	—	—	—	—	5,138
IFRS transition adjustment	—	—	—	(24)	—	—	223	9	—	—	—	208

Balance January 1, 2004 (IFRS)	290	1,694	838	89	196	(757)	2,987	9	—	—	—	5,346
Income attributable to equity holders of the parent	—	—	59	—	—	—	1,070	—	—	—	—	1,129
Dividends on ordinary shares	—	—	—	—	—	—	(475)	—	—	—	—	(475)
Dividends on other equity interests	—	—	—	—	—	—	(4)	—	—	—	—	(4)
Share based payments	—	—	—	—	—	—	—	5	—	—	—	5
Actuarial loss recognized in retirement benefit plans	—	—	—	—	—	—	(198)	—	—	—	—	(198)
Other recognized (losses)/gains relating to the period	—	(1)	—	(1)	(14)	—	28	—	—	—	(73)	(61)
Ordinary shares issued in lieu of cash dividend	4	—	—	—	—	—	130	—	—	—	—	134
Other ordinary shares issued	—	—	—	—	—	71	—	—	—	—	—	71
Net movement in own shares	—	—	—	—	—	—	(20)	—	—	—	—	(20)

Balance December 31, 2004	294	1,693	897	88	182	(686)	3,518	14	—	—	(73)	5,927

2005
Balance December 31, 2004	294	1,693	897	88	182	(686)	3,518	14	—	—	(73)	5,927
IFRS transition adjustment	—	—	(185)	—	315	—	25	—	136	254	—	545

Balance January 1, 2005	294	1,693	712	88	497	(686)	3,543	14	136	254	(73)	6,472
Income attributable to equity holders of the parent	—	—	46	—	—	—	1,297	—	—	—	—	1,343
Dividends on ordinary shares	—	—	—	—	—	—	(532)	—	—	—	—	(532)
Dividends on other equity interests	—	—	—	—	—	—	(38)	—	—	—	—	(38)
Share based payments	—	—	—	—	—	—	—	16	—	—	—	16
Actuarial loss recognized in retirement benefit plans	—	—	—	—	—	—	(285)	—	—	—	—	(285)
Other recognized (losses)/gains relating to the period	—	—	—	(3)	—	—	(69)	—	(6)	(76)	287	133
Other ordinary shares issued	—	—	—	—	—	66	—	—	—	—	—	66
Net movement in own shares	—	—	—	—	—	—	(6)	—	—	—	—	(6)

Balance December 31, 2005	294	1,693	758	85	497	(620)	3,910	30	130	178	214	7,169

The accompanying notes are integral part of these consolidated financial statements.

ALLIED IRISH BANKS, p.l.c.

Consolidated Statement of Cash Flows

		Years ended December 31,
	Notes	2005	2004
		(Euro in millions)
Reconciliation of income before taxes to net cash inflow from operating activities
Income before taxes(1)		1,754	1,454
Gain on disposal of businesses		(5)	(17)
Construction contract income		(45)	—
Gain on disposal of property		(14)	(9)
Investment income		(41)	(37)
Share of results of associated undertakings		(149)	(132)
Decrease/(increase) in prepayments and accrued income		83	(282)
Increase in accruals and deferred income		332	369
Provisions for loan losses		115	114
Provisions for liabilities and commitments		20	20
Amounts written off/(written back) financial investments		8	(1)
Increase in other provisions		14	33
Depreciation, impairment and amortization		130	145
Interest on subordinated liabilities and other capital instruments		132	109
Gain on disposal of available for sale financial instruments		(19)	(17)
Gain on termination of off-balance sheet instruments		—	(36)
Average gains on debt securities held for hedging purposes		—	(2)
Gain on disposal of investments in associated undertakings		—	(1)
Amortization of premiums and discounts		64	24
Increase in long-term assurance business		(55)	(62)

		2,324	1,672

Net increase in deposits by banks		8,019	3,056
Net increase in customer accounts		11,414	6,041
Net increase in loans and receivables to customers		(18,350)	(13,721)
Net (increase)/decrease in loans and receivables to banks		(30)	635
Net increase in trading portfolio financial assets/liabilities		(1,942)	(2,578)
Net decrease in derivative financial instruments		(447)	—
Net increase in treasury bills and other eligible bills		(177)	—
Net increase in items in course of collection		(29)	(29)
Net increase in debt securities in issue		5,223	8,303
Net increase in notes in circulation		21	30
Increase in other assets		(1,467)	(754)
Increase in other liabilities		419	937
Effect of currency translation and other adjustments		(114)	117

Net cash inflow from operating assets and liabilities		2,540	2,037

Net cash inflow from operating activities before taxes		4,864	3,709
Taxation paid		(351)	(320)

Net cash inflow from operating activities		4,513	3,389
Investing activities (note a)		(262)	(4,106)
Financing activities (note b)		556	1,288

Increase in cash and cash equivalents		4,807	571
Opening cash and cash equivalents		2,773	2,152
Effect of currency translation adjustments		90	50

Closing cash and cash equivalents	47	7,670	2,773

The accompanying notes are integral part of these consolidated financial statements.

ALLIED IRISH BANKS, p.l.c.

Consolidated Statement of Cash Flows

	Years ended December 31,
	2005	2004
	(Euro in millions)
(a) Investing activities
Net increase in financial investments	(264)	(4,038)
Additions to property, plant and equipment	(100)	(68)
Disposal of property, plant and equipment	89	20
Additions to intangible fixed assets	(36)	(66)
Investment in associated undertaking	(3)	(7)
Disposal of associated undertakings	4	1
Disposal of investment in subsidiary	7	15
Dividends received from associated undertakings	41	37

Cash flows from investing activities	(262)	(4,106)

(b) Financing activities
Issue of ordinary share capital	47	53
Redemption of subordinated liabilities	(630)	(32)
Issue of new subordinated liabilities	1,813	733
Issue of preferred securities	—	990
Interest paid on subordinated liabilities	(90)	(105)
Equity dividends paid	(532)	(345)
Dividends on other equity interests	(38)	(4)
Dividends paid to minority interests	(14)	(2)

Cash flows from financing activities	556	1,288

(1)	Represents income before taxes – continuing activities, as per the Consolidated income statement, adjusted for the income before taxes of Ark Life of €48 million in 2005 (2004: €58 million).

ALLIED IRISH BANKS, p.l.c.

Statement of recognized income and expense

	Years ended December 31,
	2005	2004
	(Euro in millions)
Foreign exchange translation differences	287	(73)
Net change in cash flow hedges, net of tax	(76)	—
Net change in fair value of available for sale securities, net of tax	(6)	—
Net actuarial gains and losses in retirement benefit schemes, net of tax	(285)	(198)

Income and expense recognized directly in equity	(80)	(271)
Income for the period	1,433	1,179

Total recognized income and expense for the period	1,353	908
Transition adjustment at January 1, 2005 arising from IAS 32, IAS 39 and IFRS 4 (note 1)	545	—

Total recognized income and expense for the period including transition adjustment	1,898	908

Attributable to:
Equity holders of the parent	1,808	879
Minority interest in subsidiaries	90	29

Total recognized income and expense for the period including transition adjustment	1,898	908

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements

1.	TRANSITION TO IFRS

As set out in the First time Adoption of International Financial Reporting Standards (“IFRS”), the financial information has been prepared based on the requirements of IFRS issued by the IASB, as adopted by the EU. AIB has availed of transitional provisions for IAS 32 “Financial Instruments: Disclosure and Presentation” (“IAS 32”), IAS 39 “Financial Instruments: Recognition and Measurement” (“IAS 39”) and IFRS 4 “Insurance Contracts” (“IFRS 4”) and has not presented comparative information in accordance with these standards. Accordingly, comparative information for 2004 in respect of financial instruments and insurance contracts is prepared on the basis of the Group’s accounting policies under Irish GAAP.

A description of the differences between Irish GAAP and IFRS accounting policies is set out in note 59. Reconciliations of consolidated balance sheets prepared under Irish GAAP and IFRS at December 31, 2004 and January 1, 2005 (after the application of IAS 32, IAS 39 and IFRS 4) are included in note 59. A reconciliation of the consolidated income statement prepared in accordance with Irish GAAP and prepared in accordance with IFRS for the year ended December 31, 2004 is included in note 59 and is summarized below.

The following table sets out the AIB Group reconciliation from previously reported Irish GAAP information for income after taxes and the reconciliation to stockholders’ equity at December 31, 2004 and January 1, 2005 (after the application of IAS 32, IAS 39 and IFRS 4).

	Income after taxes	Stockholders’ equity
	(Euro in millions)
As reported under Irish GAAP, at December 31, 2004	1,103	5,581
Reconciliation adjustments to IFRS excluding IAS 32, IAS 39 and IFRS 4:
Associated undertakings	1	12
Finance leases	2	1
Software	6	20
Taxation	(4)	(47)
Intangible assets & goodwill	79	79
Dividends	—	336
Share based payments	(9)	10
Employee benefits & other	1	(65)

IFRS excluding IAS 32, IAS 39 and IFRS 4	1,179	5,927

Reconciliation adjustments to IAS 32, IAS 39 and IFRS 4:
Loans origination		(65)
Loan impairment		139
Financial instruments		273
Derivatives		38
Long-term assurance business		(185)
Financial liabilities(1)		345
		545

Stockholders’ equity under IFRS at January 1, 2005 (including IAS 32, IAS 39 and IFRS 4)		6,472

(1)	Includes Reserve Capital Instrument (RCI) classified to equity from subordinated liabilities of €497 million, Preference Share Capital classified from equity to subordinated liabilities of €182 million and provision for dividends written back to equity of €30 million.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

2.	DISPOSAL OF ARK LIFE ASSURANCE COMPANY LIMITED (“ARK LIFE”). ACQUISITION OF AN INTEREST OF 24.99% IN HIBERNIAN LIFE HOLDINGS LIMITED.

On November 22, 2005, AIB announced that it had agreed the terms of a joint venture with Aviva Group p.l.c., for the manufacture and distribution of life and pensions products in the Republic of Ireland. The joint venture brings together Hibernian Life & Pensions Limited and Ark Life. Under the terms of the agreement, AIB will own an interest of 24.99% in the joint venture company Hibernian Life Holdings Limited and will enter into an exclusive agreement to distribute the life and pensions products of the joint venture. As part of the transaction, AIB will receive a cash payment of up to €205.4 million. The transaction was completed on January 30, 2006.

Under IFRS 5, “Non-current assets held for sale and discontinued operations”, the income and expenses of Ark Life for December 2005 and December 2004 of the activities deemed to be disposed of have been reported net of taxation as discontinued operations below income after taxes. The impact of the December 2004 restatement on the previously reported figures is outlined below on the Income Statement captions impacted. The assets and liabilities of Ark Life (note 35) as at December 31, 2005 have been classified as held for sale and are separate from other assets and liabilities on the balance sheet. There has been no restatement of prior year balance sheet figures as the assets and liabilities were not held for sale at that date. There was a net decrease of cash and cash equivalents in Ark Life during 2005 of €29 million (2004: net increase €12 million). All cash flows in both periods were generated as a result of operating activities.

	December 31, 2004
	As previously reported	Discontinued operations	Continuing operations
	(Euro in millions)
Net interest income	2,134	62	2,072
Other income	1,498	330	1,168

Total operating income	3,632	392	3,240
Insurance and investment contract liabilities and claims	309	309	—
Total operating expenses	1,894	25	1,869
Provisions	133	—	133

Operating income	1,296	58	1,238
Share of results of associated undertakings	132	—	132
Gain on disposal of property and businesses	26	—	26

Income before taxes	1,454	58	1,396
Applicable taxes	275	5	270

Income after taxes	1,179	53	1,126

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

3.	OPERATIONS BY GEOGRAPHICAL SEGMENT(1)

	Years ended December 31,
	2005	2004
	(Euro in millions)
Interest income
Ireland	3,101	2,464
United States	139	71
United Kingdom	1,491	1,157
Poland	408	323
Rest of the World	12	3

	5,151	4,018

Dividend income
Ireland	3	13
United States	—	—
United Kingdom	2	2
Poland	12	12
Rest of the World	—	—

	17	27

Fees and commissions income
Ireland	587	561
United States	70	81
United Kingdom	182	245
Poland	213	173
Rest of the World	9	7

	1,061	1,067

Trading income
Ireland	9	14
United States	4	6
United Kingdom	84	66
Poland	15	10
Rest of the World	—	—

	112	96

Other operating income
Ireland	13	95
United States	3	15
United Kingdom	4	(40)
Poland	51	40
Rest of the World	1	(1)

	72	109

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	Years ended December 31,
	2005	2004
	(Euro in millions)
Gross income
Ireland	2,250	2,004
United States	117	125
United Kingdom	955	821
Poland	518	439
Rest of the World	16	8

	3,856	3,397

Total operating expenses
Ireland	1,239	1,126
United States	62	81
United Kingdom	413	392
Poland	290	266
Rest of the World	7	4

	2,011	1,869

Provisions
Ireland	70	70
United States	1	(4)
United Kingdom	54	38
Poland	15	29
Rest of the World	3	—

	143	133

Income before taxes - continuing operations(2)
Ireland	850	726
United States	202	174
United Kingdom	477	377
Poland	171	115
Rest of the World	6	4

	1,706	1,396

	December 31, 2005	January 1, 2005
	(Euro in millions)
Total assets
Ireland	91,622	70,484
United States	5,071	2,568
United Kingdom	28,411	22,885
Poland	7,815	6,761
Rest of the World	295	121

	133,214	102,819

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	December 31, 2005	January 1, 2005
	(Euro in millions)
Stockholders’ equity(3)
Ireland	4,039	2,342
United States	477	942
United Kingdom	1,810	2,299
Poland	320	322
Rest of the World	26	70

	6,672	5,975

(1)	With the exception of stockholders’ equity, the geographical distribution is based primarily on the location of the office recording the transactions.

(2)	In December 2004, the preference dividend was included in dividends on non-equity shares. In December 2005, the preference dividend is included within interest payable. This was due to the reclassification of the preference shares because of IAS 32 (see note 1).

(3)	The fungible nature of liabilities within the banking industry inevitably leads to allocations of liabilities to segments, some of which are necessarily subjective. Accordingly, the directors believe that the analysis of total assets is more meaningful than the analysis of net assets.

Turnover is not shown as it resulted in the main from the business of banking.

4.	OPERATIONS BY BUSINESS SEGMENT(1)

	Years ended December 31,
	2005	2004
	(Euro in millions)
Net interest income
AIB Bank ROI	1,314	1,144
AIB Bank GB & NI	516	416
Capital Markets	435	360
Poland	205	174
Group	60	(22)

	2,530	2,072

Other income
AIB Bank ROI	376	364
AIB Bank GB & NI	148	189
Capital Markets	407	390
Poland	222	188
Group	(36)	37

	1,117	1,168

Total operating income
AIB Bank ROI	1,690	1,508
AIB Bank GB & NI	664	605
Capital Markets	842	750
Poland	427	362
Group	24	15

	3,647	3,240

Total operating expenses
AIB Bank ROI	867	813
AIB Bank GB & NI	323	305
Capital Markets	400	403
Poland	280	245
Group	141	103

	2,011	1,869

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	Years ended December 31,
	2005	2004
	(Euro in millions)
Provisions
AIB Bank ROI	55	44
AIB Bank GB & NI	21	13
Capital Markets	46	29
Poland	15	29
Group	6	18

	143	133

Income before taxes - continuing operations(2)
AIB Bank ROI	779	657
AIB Bank GB & NI	322	288
Capital Markets	403	326
Poland	132	103
Group	70	22

	1,706	1,396

	December 31, 2005	January 1, 2005
	(Euro in millions)
Total loans
AIB Bank ROI	45,523	35,794
AIB Bank GB & NI	18,346	13,740
Capital Markets	23,794	14,668
Poland	4,487	3,748
Group	211	280

	92,361	68,230

Total deposits
AIB Bank ROI	34,172	27,178
AIB Bank GB & NI	10,958	9,084
Capital Markets	58,038	40,537
Poland	6,229	5,452
Group	123	133

	109,520	82,384

Total assets
AIB Bank ROI	55,224	42,137
AIB Bank GB & NI	20,031	15,175
Capital Markets	44,371	33,550
Poland	7,813	6,703
Group	5,775	5,254

	133,214	102,819

Total risk weighted assets
AIB Bank ROI	39,073	31,183
AIB Bank GB & NI	18,335	13,510
Capital Markets	38,974	30,098
Poland	4,640	4,232
Group	634	568

	101,656	79,591

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	December 31, 2005	January 1, 2005
	(Euro in millions)
Stockholders’ equity(3)
AIB Bank ROI	2,564	2,341
AIB Bank GB & NI	1,203	1,014
Capital Markets	2,558	2,259
Poland	305	318
Group	42	43

	6,672	5,975

(1)	The business segment information is based on management accounts information. Income on capital is allocated to the divisions on the basis of the capital required to support the level of risk weighted assets. Interest income earned on capital not allocated to divisions is reported in Group.

(2)	In December 2004 the preference dividend was included in dividends on non-equity shares. In December 2005 the preference dividend is included within interest payable. This was due to the reclassification of the preference shares because of IAS 32 (see note 1).

(3)	The fungible nature of liabilities within the banking industry inevitably leads to allocations of liabilities to segments, some of which are necessarily subjective. Accordingly, the directors believe that the analysis of total assets is more meaningful than the analysis of net assets.

5.	INTEREST INCOME AND SIMILAR INCOME

	Years ended December 31,
	2005	2004
	(Euro in millions)
Interest on loans and receivables to banks	167	98
Interest on loans and receivables to customers	4,032	3,044
Interest on trading portfolio financial assets	305	232
Interest on financial investments	647	644

	5,151	4,018

Included within interest and similar income is income from listed investments of €931 million (2004: €810 million) and from unlisted investments of €86 million (2004: €83 million).

6.	INTEREST EXPENSE

	Years ended December 31,
	2005	2004
	(Euro in millions)
Interest on amounts due to banks and customers	1,944	1,582
Interest on debt securities in issue	545	255
Interest on subordinated liabilities and other capital instruments	132	109

	2,621	1,946

7.	DIVIDEND INCOME

The dividend income relates to income from equity shares.

8.	TRADING INCOME

	Years ended December 31,
	2005	2004
	(Euro in millions)
Foreign currency contracts	59	66
Profits less losses from trading portfolio financial assets	84	55
Interest rate contracts	(32)	(30)
Equity index contracts	1	5

	112	96

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

9.	OTHER OPERATING INCOME

	Years ended December 31,
	2005	2004
	(Euro in millions)
Profit on disposal of available for sale debt securities	17	15
Profit on disposal of available for sale equity shares	2	2
Profit on termination of off-balance sheet instruments	—	36
Profit on disposal of investments in associated undertakings	—	1
Miscellaneous operating income	53	55

Total operating income	72	109

10.	OPERATING EXPENSES

(a)	Administrative expenses

	Years ended December 31,
	2005	2004
	(Euro in millions)
Personnel expenses:
Wages and salaries	948	868
Share-based payment plans (note 13)	34	25
Retirement benefits (note 14)	133	97
Social security costs	104	92
Other personnel expenses	79	54

	1,298	1,136

General and administrative expenses:
Auditors’ remuneration (including Value Added Tax):(1)
Audit services: Statutory audit	2	2
Audit related services	2	—

	4	2

Other services: Taxation services	1	1
Other consultancy	1	—

	2	1

Operating lease rentals:
Property	37	37

	37	37

Other administrative expenses	540	539

Restructuring costs	—	9

Administrative expenses	1,881	1,724

(1)	Audit services include fees for the statutory audits of the Group and fees for assignments which are of an audit nature. These fees include assignments where the auditors provide assurance to third parties.

In the year ended December 31, 2005, 43% (2004: 53%) of the total statutory audit fees and 31% (2004: 41%) of audit related services were paid to overseas offices of the Auditors.

The Group policy on the provision of non-audit services to the bank and its subsidiary companies includes the prohibition on the provision of certain services and the pre-approval by the Audit Committee of the engagement of the Auditors for non-audit work.

The Audit Committee has reviewed the level of non-audit services fees and is satisfied that it has not affected the independence of the Auditors. It is Group policy to subject all large consultancy assignments to competitive tender.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

11.	AMOUNTS WRITTEN OFF/(WRITTEN BACK) FINANCIAL INVESTMENTS

	Years ended December 31,
	2005	2004
	(Euro in millions)
Debt securities	1	(4)
Equity shares	7	3

	8	(1)

Debt and equity securities were reclassified at January 1, 2005, as either trading portfolio assets, financial investments available for sale or loans and receivables under IAS 32 and IAS 39. The amounts written off in 2005 relate to financial instruments available for sale. The 2004 amounts relate to the balance sheet captions debt securities and equity shares.

12.	CONSTRUCTION CONTRACT INCOME

In 2005, Blogram Limited a property development company and subsidiary of Allied Irish Banks, p.l.c., contracted with the Serpentine Consortium to construct on a fixed price contract basis, a new development at Bankcentre, Ballsbridge, Dublin on their behalf. At December 31, 2005, contract revenue of €81 million less contract expenses of €36 million have been reported construction contract income. At December 31, 2005, €26 million was due from the consortium in respect of construction contracts in progress.

A subsidiary of AIB has contracted with the Serpentine Consortium to lease the property on completion at an initial rent of €16.1 million per annum for a period of 33 years with a break clause at year 23.

13.	SHARE-BASED PAYMENT PLANS

The Group operates a number of share-based compensation plans as outlined below on terms approved by the stockholders. The requirements of IFRS 2 “Share-based payment” have been applied to all equity share based payments granted after November 7, 2002 that had not vested by January 1, 2005.

Limitations on profit sharing and share options plans

Under the terms of the employees’ profit sharing plans, the aggregate number of shares that may be purchased/held by the Trustees in any ten-year period may not exceed 10% of the issued ordinary share capital. The aggregate number of shares issued under the share option plans in any ten-year period may not exceed 5% of the issued ordinary share capital for the time being, provided, however, that in any year the maximum number of shares made available shall not exceed 0.5% of such share capital. The company complies with guidelines issued by the Irish Association of Investment Managers in relation to these plans.

AIB share option plan

With the introduction of the AIB Group Performance Share Plan 2005, the share option plan has been discontinued to the extent that further grants of options over the Company’s shares may not be made, except in exceptional circumstances. Options were granted at the market price, being the middle market quotation of the Bank’s shares on the Irish Stock Exchange on the day preceding the date on which the option is granted. The exercise of options granted between January 1, 1996 and December 31, 2000 is conditional on the achievement of earnings per share (“EPS”) growth of at least 2% per annum, compound, above the increase in the Consumer Price Index (“CPI”) over a period of not less than three and not more than five years from date of grant. The exercise of options granted since January 1, 2001 is conditional on the achievement of EPS growth of at least 5% per annum, compound, above the increase in the CPI over a period of not less than three and not more than five years from date of grant. Options may not be transferred or assigned and may be settled through the issue/re-issue of shares. They may be exercised only between the third and seventh anniversaries of their grant in the case of the options granted up to December 31, 2000 and between the third and tenth anniversaries of their grant in the case of options granted subsequent to that date.

The following table summarizes the share option plan activity over each of the three years ended December 31, 2005, 2004 and 2003.

	2005		2004		2003
	Number of options ‘000	Weighted average exercise price €	Number of options ‘000	Weighted average exercise price €	Number of options ‘000	Weighted average exercise price €
Outstanding at January 1,	21,025.2	11.90	28,553.1	12.34	29,518.2	11.73
Granted	1,459.0	16.21	3,223.5	12.60	3,272.9	13.30
Exercised	(3,487.9)	10.55	(4,338.4)	10.14	(4,038.5)	8.63
Forfeited	(368.5)	12.74	(111.5)	15.90	(199.5)	12.24
Expired	—	—	(6,301.5)	—	—	—

Outstanding at December 31	18,627.8	12.47	21,025.2	11.90	28,553.1	12.34
Exercisable at December 31	10,924.4	11.71	11,558.8	10.88	9,360.0	13.93

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

The following tables present the number of options outstanding at December 31, 2005 and December 31, 2004.

	December 31, 2005
Range of exercise price	Weighted average remaining contractual life in years	Number of options outstanding ‘000	Weighted average exercise price €
€10.02 - €11.98	3.34	7,910.3	11.00
€12.60 - €13.90	7.39	9,280.5	13.15
€16.20 - €18.63	9.32	1,437.0	16.21

	December 31, 2004
Range of exercise price	Weighted average remaining contractual life in years	Number of options outstanding ‘000	Weighted average exercise price €
€10.02 - €11.98	4.90	14,634.8	11.24
€12.20 - €13.90	7.90	6,390.4	13.41

The binomial option pricing model has been used in estimating the value of the options granted. The expected volatility is based on an analysis of historical volatility over the ten years prior to the grant of the awards. The following table details the assumptions used, and the resulting fair values provided by the option pricing model.

	2005	2004
Number of options (‘000)	1,459.0	3,223.5
Exercize price	€16.21	€12.60
Vesting period (in years)	3	3
Expected volatility	28.1%	30.5%
Options life (years)	10	10
Risk free rate	3.37%	4.25%
Expected dividends expressed as a dividend yield	3.8%	3.8%
Fair value per option	€4.19	€3.24

Employee profit sharing plans

The Company operates the “AIB Approved Employees Profit Sharing Scheme 1998” on terms approved by the stockholders. There are no vesting conditions. All employees, including executive directors of the Company and certain subsidiaries are eligible to participate, subject to minimum service periods (i.e. a continuous employment for at least one year prior to the last day of the relevant accounting period). The directors at their discretion may set aside each year a sum not exceeding 5% of eligible profits of participating companies.

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

In December 2002 a Share Ownership Plan was launched in the UK to replace the profit sharing plan that previously operated for UK-based employees. The Plan, which was approved by shareholders at the 2002 Annual General Meeting, provides for the receipt by eligible employees of shares in a number of categories: Partnership Shares, in which employees may invest up to Stg £ 1,500 per annum from salary; Free Shares, involving the award by the Company of shares up to the value of Stg £ 3,000 per annum per employee, and Dividend Shares, which may be acquired by employees by re-investing dividends of up to Stg £ 1,500 per annum.

To participate in the plan eligible employees must have been in the continuous employment of the Group from the July 1, prior to the grant date. During 2005, a total of 274,251 shares with a value of €4.3 million (2004: 342,674 shares with a value of €3.6 million) were awarded under the Free Share plan. Shares are forfeited on a sliding scale should the employee leave the service of the Group within three years of grant date. The market value is determined as the mid market price of the Company’s shares on the Irish Stock Exchange daily official list on the relevant date.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

The following table summarizes the share ownership plan activity during 2005, 2004 and 2003.

	2005		2004		2003
	Number of options ‘000	Weighted average exercise price €	Number of options ‘000	Weighted average exercise price €	Number of options ‘000	Weighted average exercise price €
Outstanding at January. 1,	661.5	11.97	321.0	11.98	—	—
Granted	274.2	15.78	342.7	11.96	324.4	11.98
Forfeited	(19.1)	15.78	(2.2)	11.96	(3.4)	11.98

Outstanding at December 31	916.6	13.03	661.5	11.97	321.0	11.98

AIB Save As You Earn (SAYE) Share Option Scheme UK

The company operates a Save As You Earn Share Option Scheme in the UK. The plan is open to all employees of AIB Group in the UK who have completed six months continuous service at the date of grant. Under the Scheme employees may opt to save fixed amounts on a regular basis, over a three-year period, subject to a maximum monthly saving of Stg £ 250 per employee. At the end of the three-year period, a tax-free bonus equal to 1.7 times the participant’s monthly contribution is added. In addition, at the end of the three-year period the participant has 6 months in which to exercise the option and purchase the shares at the option price (fixed price being the average price per AIB share, on the London Stock Exchange on the day prior to grant date, less 20% discount); or the participant may withdraw the savings and bonus amount.

The following table summarizes option activity during 2005 and 2004.

	2005		2004
	Number of options ‘000	Weighted average exercise price €	Number of options ‘000	Weighted average exercise price €
Outstanding at January 1	1,186.5	9.57	—	—
Granted	299.2	13.02	1,221.0	9.57
Forfeited	(51.0)	13.02	(34.5)	9.57

Outstanding at December 31	1,434.7	10.17	1,186.5	9.57
Exercizable at December 31	—	—	—	—

The binominal option pricing model has been used in estimating the value of the options granted. The expected volatility is based on historical volatility over the three and a half years prior to the grant of the SAYE options.

The following table details the assumptions used, and the resulting fair values provided by the option pricing model.

	2005	2004
Share price at grant date	€16.28	€11.96
Exercize price	€13.02	€9.57
Vesting period (years)	3	3
Expected volatility	27.3%	30.5%
Options life (years)	3.5	3.5
Expected life (years)	3	3
Risk-free rate	2.48%	3.40%
Expected dividends expressed as a dividend yield	3.8%	3.8%
Possibility of ceasing employment before vesting	17.67%	17.67%
Fair value per option	€3.99	€3.26

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

Long Term Incentive Plans

Under the terms of the AIB Group Long Term Incentive Plan, approved by stockholders at the 2000 Annual General Meeting, conditional grants of awards of ordinary shares had been made as at December 31, 2005 in respect of 1,305,200 ordinary shares in aggregate to 234 employees. These awards will vest in full in the award-holders only if (a) the growth in the Company’s EPS, as defined in the Rules of the Plan, in any three consecutive years within the five years following the grant is not less than the growth in the CPI plus 5% per annum, compound, over the same three year period; and (b) the growth in the Company’s core EPS, as defined in the Rules of the Plan, over the three year period during which the criterion at (a) is satisfied, is such as to position the Company in the top 20% of the FTSE Eurotop Banks Retail Index. Partial vesting, on a reducing scale, will occur if the growth in the Company’s core EPS positions the Company outside the top 20% of that Index but still within its top 45%, subject to the criterion at (a) being satisfied. Vested shares must be held until normal retirement date, except that award-holders may dispose of shares sufficient to meet the income tax liability arising on vesting. No awards were granted under this plan and no vesting took place of existing awards during 2005 or 2004.

During 2005, the AIB Group Performance Share Plan 2005 was introduced on terms approved by the stockholders. This Plan is designed to provide market-competitive incentives for senior executives, in the context of the Company’s long-term performance against stretching growth targets and the overall return to shareholders. Conditional awards of shares are made to employees with vesting to take place on the third anniversary of the grant subject to certain performance conditions.

10% of the shares will vest if EPS performance over a three year period achieves the growth in Consumer Price Index (“CPI”) plus 5% per annum with up to 50% vesting on a graduated scale if EPS performance over a three year period achieves CPI plus 10%. A further 10% of the shares will vest if the Total Shareholder Return (“TSR”) of the Group is in the top half of a peer group of 15 banks, with up to 50% vesting on a graduated scale if the TSR of the Group over the same three year period places the Group in the top three of the peer group. Settlement will take place through the issue/reissue of shares.

During 2005, conditional awards of 290,905 shares in aggregate were granted to nine employees and were outstanding at the end of the period. In respect of the part of the award subject to the EPS vesting criteria, the market value of the shares at the date of grant is used to determine the value of the grant, adjusted to take into account the expected vesting. In respect of the part of the award subject to the Total Shareholder Return vesting criteria, the expense is determined using the expected vesting of the shares.

Income statement expense

The Group attributes a value to the service provided by the employee based on the value of the share option granted. The total expense arising from share based payment transactions amounted to €34 million in the year ended December 31, 2005 (2004: €25 million)

14.	RETIREMENT BENEFITS

The Group operates a number of pension and retirement benefits plans for employees, the majority of which are funded. These include defined benefit and defined contribution plans.

Defined benefit plans

The Group operates a number of defined benefit plans, the most significant being the AIB Group Irish Pension Scheme (the Irish plan) and the AIB Group UK Pension Scheme (the UK plan). Approximately fifty per cent of staff in the Republic of Ireland are members of the the Irish plan while 47% of staff in the UK are members of the the UK plan. Retirement benefits for the defined benefit scheme are calculated by reference to service and pensionable salary at normal retirement date.

Independent actuarial valuations, for the main Irish and UK plan, are carried out on a triennial basis. The last such valuations were carried out on June 30, 2003 using the Projected Unit Method. The plans are funded and contribution rates of 26.0% and 44.6% have been set for the Irish and UK plan respectively with effect from January 1, 2004. The total contribution to the defined benefit plans in 2006 is estimated to be €118 million approximately. As both these plans are closed to new entrants, under the Projected Unit Method the current service cost and the standard contribution rates will increase as members of the plans approach retirement. The actuarial valuations are available for inspection only to the members of the plans.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

The following table summarizes the financial assumptions adopted in the preparation of these accounts in respect of the main plans. The assumptions, including the expected long-term rate of return on assets, have been set upon advice of the Group’s actuary.

	December 31,
	2005	2004
	%	%
Financial assumptions
Irish plan
Rate of increase in salaries	4.0	4.0
Rate of increase of pensions in payment	2.25	2.5
Discount rate	4.3	4.9
Inflation assumptions	2.25	2.5

UK plan
Rate of increase in salaries	4.0	4.0
Rate of increase of pensions in payment	2.75	2.75
Discount rate	4.75	5.30
Inflation assumptions	2.5	2.5

Other plans
Rate of increase in salaries	4.0-4.0	4.0-4.25
Rate of increase of pensions in payment	0.0-2.75	0.0-2.75
Discount rate	4.3-5.75	4.90-5.75
Inflation assumptions	2.25-2.75	2.5-2.75

The mortality assumptions used in estimating the actuarial value of the liabilities are based on the PM/FA92 (c=2020) table. This reflects the use today of the expected lifetimes of pensioners in the year 2020. The use of this table represents the present best estimate of future mortality, having taken actuarial advice.

With respect to the selection of discount rate, the relevant iBoxx index of euro and sterling denominated AA-rated corporate bonds is used with reference to the average duration of the pension liabilities.

The following table sets out on a combined basis for all plans, the fair value of the assets held by the plans together with the long term rate of return expected for each class of assets.

	December 31, 2005		December 31, 2004
	Long term rate of return expected	Value	Long term rate of return expected	Value
	%	€ m	%	€ m
Equities	7.3	2,267	7.8	1,780
Bonds	3.6	463	4.1	344
Property	6.3	287	6.4	274
Cash	2.6	118	3.0	130

Total market value of assets	6.5	3,135	6.9	2,528
Actuarial value of liabilities of funded plans		(4,272)		(3,356)

Deficit in funded plans		(1,137)		(828)
Unfunded schemes		(90)		(58)

Net pension deficit		(1,227)		(886)

At December 31, 2005, the pension plan assets within equities included AIB shares amounting to €64 million (December 31, 2004: €65 million).

Included in the actuarial value of the liabilities is an amount in respect of commitments to pay annual pensions amounting to €108,341 in aggregate to a number of former directors.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

The following table sets out the components of the defined benefit cost for each of the years ended December 31, 2005 and 2004.

	Years ended December 31,
	2005	2004
	(Euro in millions)
Included in administrative expenses:
Current service cost	103	91
Past service cost	14	3
Settlements and curtailments	(1)	—
Expected return on pension plan assets	(179)	(171)
Interest on pension plan liabilities	171	153

Cost of providing defined retirement benefits	108	76

The actual return on plan assets during the year ended December 31, 2005 was €553 million (2004: €270 million)

	Years ended December 31,
	2005	2004
	(Euro in millions)
Movement in defined benefit obligation during the year
Defined benefit obligation at beginning of year	3,414	2,932
Current service cost	103	91
Past service cost	14	3
Interest cost	171	153
Actuarial gains and losses	718	329
Benefits paid	(84)	(79)
Curtailments and settlements	(1)	—
Translation adjustment on non-euro plans	27	(15)

Defined benefit obligation at end of year	4,362	3,414

	Years ended December 31,
	2005	2004
	(Euro in millions)
Movement in the fair value of plan assets during the year
Fair value of plan assets at beginning of year	2,528	2,249
Expected return	179	171
Actuarial gains and losses	374	99
Contributions by employer	121	102
Benefits paid	(84)	(79)
Translation adjustment on non-euro plans	17	(14)

Fair value of plan assets at end of year	3,135	2,528

	Years ended December 31,
	2005	2004
	(Euro in millions)
Analysis of the amount recognized in the statement of recognised income and expense (“SORIE”)
Actual return less expected return on pension scheme assets	374	99
Experience gains and losses on plan liabilities	(62)	(150)
Changes in demographic and financial assumptions	(656)	(179)

Actuarial loss recognized under IAS 19	(344)	(230)
Deferred tax	59	33

Recognized in the statement of recognized income and expense	(285)	(197)

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	Years ended December 31,
	2005	2004	2003	2002	2001
	(Euro in millions)
History of experience gains and losses
Difference between expected and actual return on plan assets:
Amount	374	99	93	(862)	(438)
Percentage of plan assets	12%	4%	4%	40%	15%
Experience gains and losses on plan liabilities:
Amount	(62)	(150)	97	(18)	(32)
Percentage of plan liabilities.	1%	4%	3%	1%	1%
Total amount recognized in SORIE:
Amount	(344)	(230)	(67)	(1,003)	(502)
Percentage of plan liabilities	8%	7%	2%	35%	19%

	2005	2004	2003	2002	2001
	(Euro in millions)
Defined benefit pension plans
Funded defined benefit obligation	4,272	3,356	2,855	2,879	2,645
Plan assets	3,135	2,528	2,225	2,169	2,903

Deficit/(surplus) within funded plans	1,137	828	630	710	(258)

Defined contribution plans

The Group operates a number of defined contribution plans. The defined benefit plans in Ireland and the UK were closed to new members from December 1997. Employees joining after December 1997 join on a defined contribution basis. The standard contribution rate in Ireland is 8%. The standard contribution rate in the UK is 5% and these members are also accruing benefits under SERPS (the State Earnings Related Pension Scheme). The total cost in respect of defined contribution schemes for 2005 was €25 million (2004: €21 million).

15.	GAIN ON DISPOSAL OF BUSINESSES

2005

The gain on disposal of businesses in 2005 of €5 million relates to the sale of Community Counselling Services of €4 million (tax charge €1 million), and deferred consideration of €1 million (tax charge €0.3 million), arising from the sale of the Govett business in 2003.

2004

The gain on disposal of businesses in 2004 of €17 million relates to the sale of BZWBK’s subsidiary, CardPoint S.A. of €13 million (tax charge €2 million), and deferred consideration of €4 million (tax charge €1 million), arising from the sale of the Govett business in 2003.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

16.	APPLICABLE TAXES

	Years ended December 31,
	2005	2004
	(Euro in millions)
Allied Irish Banks, p.l.c. and subsidiaries:
Corporation tax in Republic of Ireland
Current tax on income for the period(1)	160	136
Adjustments in respect of prior periods	1	(5)
	161	131
Double taxation relief	(10)	(13)

	151	118
Foreign tax
Current tax on income for the period	163	181
Adjustments in respect of prior periods	(11)	(11)
	152	170

Total current tax	303	288

Deferred taxation
Origination and reversal of timing differences	16	(10)
Other	—	(8)

Total deferred taxation	16	(18)

Taxation expense - continuing operations	319	270

Effective income tax rate - continuing operations	18.7%	19.4%

(1)	Includes a charge of €29.5 million (2004: €29.5 million) in relation to the Irish Government bank levy.

Income before taxes - continuing operations in the Republic of Ireland amounted to €850 million (2004: €726 million) and in all other jurisdictions amounted to €856 million (2004: €670 million).

Total deferred taxation was €(3) million (2004: €(2) million) in the Republic of Ireland and €19 million (2004: €(16) million) in foreign jurisdictions.

Factors affecting the effective income tax rate

The effective income tax rate for 2005 and 2004 is lower than the weighted average of the Group’s statutory corporation tax rates across its geographic locations. The differences are explained below.

	2005	2004
	%	%
Weighted average corporation tax rate(2)	20.7	20.5
Effects of:
Expenses not deductible for tax purposes	0.4	3.2
Exempted income, income at reduced rates and tax credits	(1.2)	(1.8)
Net effect of differing tax rates overseas	0.3	0.3
Capital allowances in excess of depreciation	0.2	0.2
Other differences	(0.1)	0.3
Tax on associated undertakings	(3.0)	(4.5)
Bank levy in Republic of Ireland	1.7	2.1
Adjustments to tax charge in respect of previous periods	(0.3)	(0.9)

Effective income tax rate - continuing operations	18.7	19.4

(2)	The weighted average corporation tax rate is derived from the standard tax rate in each jurisdiction multiplied by the net income generated in that jurisdiction.

17.	MINORITY INTERESTS IN SUBSIDIARIES

	Years ended December 31,
	2005	2004
	(Euro in millions)
The profit attributable to minority interests is analyzed as follows:
Equity interest in subsidiaries	42	27
Non-equity interest in subsidiaries (note 43)	48	2

	90	29

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

18.	DISTRIBUTIONS TO OTHER EQUITY HOLDERS

Distributions to other equity holders are recognized in equity when declared by the Board of Directors. In 2005, the distributions on the €500 million Reserve Capital Instruments (RCIs) which were reclassified to equity on January 1, 2005 amounted to €38 million. The dividend of €4 million in 2004 relates to the US$ 250 million non-cumulative preference shares which were reclassified to liabilities on January 1, 2005.

19.	DISTRIBUTIONS ON EQUITY SHARES

Holders of ordinary shares are entitled to receive such dividends out of the profits of the Group as are available by law for distribution and as may be declared by the stockholders at general meeting, but no dividends may be declared in excess of an amount recommended by the Board of Directors. The Board may, without obtaining prior stockholder approval, pay to the stockholders such interim dividends as appear to the Board to be justified by the net income of the Group.

No dividend can be declared or interim dividend paid unless the dividend on any outstanding preference shares most recently payable shall have been paid in cash.

	Years ended December 31,		Years ended December 31,
	2005	2004	2005	2004
	(cent per €0.32 share)		(Euro in millions)
Ordinary Shares of €0.32 each
Interim dividend 2005 (2004)	23.0	20.9	200	179
Final dividend 2004 (2003)	38.5	35.0	332	296

	61.5	55.9	532	475

20.	EARNINGS PER SHARE

	Years ended December 31,
	2005	2004
	(Euro in millions)
(a) Basic
Net income attributable to equity holders of the parent	1,343	1,150
Distributions to other equity holders (note 18)	(38)	(4)

Net income attributable to ordinary stockholders	1,305	1,146

Weighted average number of shares in issue during the period	864.5m	852.0m
Earnings per share	Eur 151.0c	Eur 134.5c

	2005	2004
	(Euro in millions)
(b) Diluted
Net income attributable to ordinary stockholders	1,305	1,146
Dilutive impact of potential ordinary shares in associated company	(1)	—

Adjusted net income attributable to ordinary stockholders	1,304	1,146

	(Number of shares in millions)
Weighted average number of shares in issue during the period	864.5	852.0
Dilutive effect of options outstanding	5.7	3.1

Potential weighted average number of shares	870.2	855.1
Earnings per share - diluted	Eur 149.8c	Eur 134.0c

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

21.	ADJUSTED EARNINGS PER SHARE

	Basic		Diluted
	2005	2004	2005	2004
	(cent per €0.32 share)
(a) Earnings per share
As reported	151.0	134.5	149.8	134.0
Adjustments:
Construction contract income	(4.4)	—	(4.4)	—
Hedge volatility	(0.7)	—	(0.7)	—
Effective interest rate	—	(2.5)	—	(2.5)
Insurance business	—	(2.4)	—	(2.4)

	145.9	129.6	144.7	129.1

	Basic		Diluted
	2005	2004	2005	2004
	(cent per €0.32 share)
(b) Earnings per share – continuing operations
As reported	145.7	128.3	144.6	127.8
Adjustments:
Construction contract income	(4.4)	—	(4.4)	—
Hedge volatility	(0.7)	—	(0.7)	—
Effective interest rate	—	(2.5)	—	(2.5)

	140.6	125.8	139.5	125.3

Adjusted earnings per share is presented to help understand the underlying performance of the Group. The adjustments in 2005 are items that do not reflect the underlying business performance. As IAS 39 and IFRS 4 have been implemented with effect from January 1, 2005, the adjustments in 2004 reflect the impact that these standards would have had on the effective interest rate and insurance business had they been applied from January 1, 2004.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

22.	TREASURY BILLS AND OTHER ELIGIBLE BILLS

Treasury bills amounting to €201 million were held as available for sale. Their maturity profile is set out in note 57. There was no fair value gain or loss at December 31, 2005.

23.	TRADING PORTFOLIO FINANCIAL ASSETS

	December 31, 2005	January 1, 2005
	(Euro in millions)
Loans and receivables to banks	3	2
Loans and receivables to customers	72	45
Debt securities:
Government securities	922	1,048
Other public sector securities	19	73
Other debt securities	9,008	6,705
	9,949	7,826
Equity shares	89	84

	10,113	7,957

	December 31, 2005	January 1, 2005
	(Euro in millions)
Of which listed:
Debt securities	9,949	7,826
Equity instruments	79	78
Of which unlisted:
Loans and receivables to banks	3	2
Loans and receivables to customers	72	45
Equity shares	10	6

	10,113	7,957

	2005
	Within one year	Between one and five years	Five years and over	Total
	(Euro in millions)
Analyzed by residual maturity as follows:
Loans and receivables to banks	3	—	—	3
Loans and receivables to customers	40	18	14	72
Debt securities	1,884	4,652	3,413	9,949

	1,927	4,670	3,427	10,024

24.	FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS

On transition to IFRS, certain assets held within Ark Life were designated at fair value through profit or loss. Arising from the disposal of Ark Life (note 2), at December 31, 2005 these are included within the caption “Disposal group and assets classified as held for sale” (note 35).

These financial assets were also carried at fair value under Irish GAAP, therefore, there was no change when designated as at fair value through profit or loss under IFRS.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

25.	LOANS AND RECEIVABLES TO BANKS

	December 31,
	2005	2004
	(Euro in millions)
Analyzed by remaining maturity:
Repayable on demand	316	246
Other loans and advances by remaining maturity:
Over 5 years	146	127
5 years or less but over 1 year	11	30
1 year or less but over 3 months	376	279
3 months or less but not repayable on demand	6,282	1,860

	7,131	2,542
Allowance for loan losses (note 26)	(2)	(2)

	7,129	2,540

Amounts include:
Reverse repurchase agreements	2,259	272
Due from associated undertakings	—	1

	December 31,
	2005	2004
	(Euro in millions)
Loans and receivables to banks by geographical area
Republic of Ireland	4,260	1,372
United States of America	1,366	81
United Kingdom	677	685
Poland	824	400
Rest of the world	2	2

	7,129	2,540

Under reverse repurchase agreements, the Group has accepted collateral that it is permitted to sell or repledge in the absence of default by the owner of the collateral. The fair value of collateral received amounted to €2,259 million. The collateral received consisted of government securities of €2,171 million and other securities of €88 million. There was no collateral sold or repledged at December 31, 2005.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

26.	LOANS AND RECEIVABLES TO CUSTOMERS LESS ALLOWANCE FOR LOAN LOSSES

	December 31,
	2005	2004
	(Euro in millions)
Loans and receivables to customers(1)	81,988	63,130
Amounts receivable under finance lease and hire purchase contracts (note 27)	2,774	2,495
Unquoted securities	1,287	—

	86,049	65,625
Allowance for loan losses	(674)	(758)
Unearned interest	(143)	(129)

	85,232	64,738

Analyzed by remaining maturity:
Over 5 years	32,583	26,349
5 years or less but over 1 year	22,110	16,932
1 year or less but over 3 months	15,192	10,177
3 months or less	16,021	12,038

	85,906	65,496
Allowance for loan losses	(674)	(758)

	85,232	64,738

Of which repayable on demand or at short notice	21,245	16,640

Amounts include:
Due from associated undertakings	—	—

(1)	At December 31, 2005 there were securities purchased under agreements to resell of €4 million (2004: €6 million).

Amounts include reverse repurchase agreements of €4 million (2004: €6 million). The unwind of the impairment provision discount amounting to €19 million is included in the carrying value of loans and receivables to customers. This has been credited to interest income.

	December 31, 2005
	Specific	IBNR	Total
	(Euro in millions)
Allowance for loan losses
Allowance at beginning of year	478	282	760
IFRS transition adjustment at January 1, 2005	(3)	(143)	(146)
Currency translation adjustments	13	3	16
Transfer to provisions for liabilities and commitments	—	—	—
Charge against income	—	115	115
Transfer to specific	95	(95)	—
Amounts charged off	(72)	—	(72)
Recoveries of amounts previously charged off	3	—	3

Allowance at end of year	514	162	676

Analyzed as to:
Loans and receivables to banks (note 25)	2	—	2
Loans and receivables to customers	512	162	674

	514	162	676

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	December 31, 2004
	Specific	General	Total
	(Euro in millions)
Allowance at beginning of year	443	323	766
Currency translation adjustments	23	2	25
Transfer to provisions for liabilities and commitments	—	(15)	(15)
Charge against income	—	114	114
Transfer to specific	142	(142)	—
Amounts charged off	(151)	—	(151)
Recoveries of amounts previously charged off	21	—	21

Allowance at end of year	478	282	760

Analyzed as to:
Loans and receivables to banks (note 25)	2	—	2
Loans and receivables to customers	476	282	758

	478	282	760

	December 31,
	2005	2004
	(Euro in millions)
Loans and receivables to customers by geographical area
Republic of Ireland	54,571	41,494
United States of America	2,497	1,386
United Kingdom	24,210	18,375
Poland	3,663	3,365
Rest of the world	291	118

	85,232	64,738

27.	AMOUNTS RECEIVABLE UNDER FINANCE LEASES AND HIRE PURCHASE CONTRACTS

	December 31,
	2005	2004
	(Euro in millions)
Gross receivables
Not later than 1 year	1,004	939
Later than one year and not later than 5 years	1,871	1,641
Later than 5 years	146	167

Total	3,021	2,747
Unearned future finance income	(254)	(257)
Deferred costs incurred on origination	7	5

Total	2,774	2,495

Present value of minimum payments analyzed by residual maturity
Not later than 1 year	916	846
Later than one year and not later than 5 years	1,725	1,489
Later than 5 years	133	160

Present value of minimum payments	2,774	2,495

Provision for uncollectable minimum payments receivable amounted to:(1)	16	20
Unguaranteed residual values accruing to the benefit of the Group	12	13

(1)	Included in the allowance for loan losses within loans and receivables to customers (note 26).

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

28.	FINANCIAL INVESTMENTS AVAILABLE FOR SALE

Financial investments in both debt securities (note 29) and equity shares (note 30) were reclassified at January 1, 2005, as either trading portfolio assets, financial investments available for sale or loans and receivables under IAS 32 and IAS 39.

The following tables give the carrying value (fair value) of available for sale securities by major classifications together with the unrealized gains and losses not recognized in the income statement at December 31, 2005.

	Fair Value	Unrealized Gross Gains	Unrealized Gross (Losses)	Net unrealized gains/(losses)	Tax effect	Net after tax
	(Euro in millions)
Debt securities
Irish government securities	492	10	—	10	(1)	9
Euro government securities	3,943	41	(12)	29	(6)	23
Non Euro government securities	2,877	39	(1)	38	(7)	31
Non European government securities	1,035	13	(2)	11	(1)	10
U.S. Treasury & U.S. government agencies	516	4	(1)	3	—	3
Collateralized mortgage obligations	638	1	(1)	—	—	—
Other asset backed securities	534	2	—	2	—	2
Other investments	6,658	28	(14)	14	(2)	12

Total debt securities	16,693	138	(31)	107	(17)	90
Equity shares	171	64	(3)	61	(8)	53

Total	16,864	202	(34)	168	(25)	143

The amount removed from equity and recognized in the income statement in respect of financial assets available for sale amounted to €91 million during the period.

	Debt securities	Equity shares	Total
	(Euro in millions)
Analysis of movements in financial investments available for sale
At January 1, 2005	15,546	174	15,720
Currency translation adjustments	650	6	656
Purchases	9,782	15	9,797
Sales	(5,068)	(18)	(5,086)
Maturities	(4,122)	—	(4,122)
Provisions for impairment	(1)	(7)	(8)
Amortization of (premiums) net of discounts	(64)	—	(64)
Movement in unrealized (losses)/gains	(30)	1	(29)

At December 31, 2005	16,693	171	16,864

Debt securities analyzed by remaining maturity
Due within one year	4,825
After one year, but within five years	7,645
After five years, but within ten years	2,865
After ten years	1,358

Total at December 31, 2005	16,693

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

The following tables give an analysis of the securities portfolio with unrealized losses not recognized in the income statement at December 31, 2005, distinguishing between unrealized losses of less than 12 months and unrealized losses outstanding for periods in excess of 12 months.

	Fair value			Unrealized losses
	Investments with unrealized losses of less than 12 months	Investments with unrealized losses of more than 12 months	Total	Unrealized losses of less than 12 months	Unrealized losses of more than 12 months	Total
	(Euro in millions)
Debt securities
Euro government securities	1,804	221	2,025	(10)	(2)	(12)
Non Euro government securities	1,638	196	1,834	(1)	—	(1)
Non European government securities	137	81	218	—	(2)	(2)
U.S. Treasury & U.S. government agencies	102	13	115	(1)	—	(1)
Collateralized mortgage obligations	313	43	356	(1)	—	(1)
Other investments	1,931	386	2,317	(12)	(2)	(14)

Total debt securities	5,925	940	6,865	(25)	(6)	(31)
Equity shares	6	—	6	—	(3)	(3)

Total	5,931	940	6,871	(25)	(9)	(34)

Available for sale financial investments with unrealized losses of more than twelve months have been assessed for impairment and based on the credit risk profile of the counterparties involved, it has been determined that impairment has not arisen at this time.

29.	DEBT SECURITIES

Financial investments in both debt securities and equity shares were reclassified at January 1, 2005, as either trading portfolio assets, financial investments available for sale or loans and receivables under IAS 32 and IAS 39.

The following tables show the analysis of debt securities under Irish GAAP for 2004.

	December 31, 2004
	Book amount	Gross unrealized gains	Gross unrealized losses	Market value
	(Euro in millions)
Held as financial fixed assets
Issued by public bodies:
Government securities	7,101	137	(11)	7,227
Other public sector securities	854	13	—	867
Issued by other issuers:
Bank and building society certificates of deposit	585	—	—	585
Other debt securities	7,710	119	(6)	7,823

	16,250	269	(17)	16,502

Held for trading purposes
Issued by public bodies:
Government securities	1,473			1,473
Other public sector securities	73			73
Issued by other issuers:
Bank and building society certificates of deposit	—			—
Other debt securities	6,705			6,705

	8,251	—	—	8,251

	24,501	269	(17)	24,753

Market value is market price for quoted securities and directors’ estimate for unquoted securities.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

December 31, 2004
(Euro in millions)
Analyzed by remaining maturity
Due within one year	4,119
Due one year and over	20,382

Total at December 31, 2004	24,501

	December 31, 2004
	Book Amount	Market Value
	(Euro in millions)
Analyzed by listing status
Held as financial fixed assets
Listed on a recognized stock exchange	14,076	14,325
Quoted elsewhere	376	376
Unquoted	1,798	1,801

	16,250	16,502

Held for trading purposes
Listed on a recognized stock exchange	7,985
Quoted elsewhere	266

	8,251

	24,501

Debt securities subject to repurchase agreements amounted to €8,780 million.

Subordinated debt securities included as financial fixed assets amounted to €126 million.

The unamortized premiums net of discounts on debt securities held as financial fixed assets amounted to €53 million. The cost of debt securities held for trading purposes amounted to €8,186 million.

	Cost	Discounts and premiums	Amounts written off	Book amount
	(Euro in millions)
Analysis of movements in debt securities held as financial fixed assets
At January 1, 2004	12,430	33	(18)	12,445
Currency translation adjustments	(294)	1	(1)	(294)
Purchases	14,281	—	—	14,281
Realizations/maturities	(10,174)	7	5	(10,162)
Credit to statement of income (note 11)	—	—	4	4
Amortization of (premiums) net of discounts	—	(24)	—	(24)

At December 31, 2004	16,243	17	(10)	16,250

30.	EQUITY SHARES

The following tables show the analysis of equity shares under Irish GAAP for 2004.

	December 31, 2004
	Book amount	Gross unrealized gains	Gross unrealized losses	Market value
	(Euro in millions)
Held as financial fixed assets
Listed on a recognized stock exchange	5	15	(1)	19
Unquoted	106	9	(3)	112

	111	24	(4)	131

Held for trading purposes
Listed on a recognized stock exchange	1,524	—	—	1,524
Unquoted	6	—	—	6

	1,530	—	—	1,530

	1,641	24	(4)	1,661

Market value is market price for quoted securities and directors’ estimate for unquoted securities.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	Cost	Amounts written off	Book amount
	(Euro in millions)
Analysis of movements in equity shares held as financial fixed assets
At January 1, 2004	158	(42)	116
Charge against statement of income	—	(3)	(3)
Currency translation adjustments	2	—	2
Purchases	6	—	6
Disposals	(15)	5	(10)

At December 31, 2004	151	(40)	111

31.	INTERESTS IN ASSOCIATED UNDERTAKINGS

	Years ended December 31,
	2005	2004
	(Euro in millions)
Share of net assets including goodwill
At January 1	1,379	1,361
IFRS transition adjustments	16	—
Currency translation adjustments	225	(101)
Purchases	3	7
Disposals	(4)	—
Income for the period	149	132
Dividends	(41)	(37)
Unrealized losses on available for sale assets	(13)	—
Actuarial loss recognized in retirement benefit plans	—	(1)
Share based payment	7	6
Other movements	(65)	12

At December 31	1,656	1,379

Included in the Group’s share of net assets of associates is goodwill as follows:

	Years ended December 31,
	2005	2004
	(Euro in millions)
Goodwill
Balance at January 1	917	981
Additions during year(1)	—	8
Currency translation adjustments	141	(72)

At December 31	1,058	917

(1)	€5 million of the goodwill arising during 2004 relates to the finalization of the M&T fair value adjustments reflecting an adjustment to other liabilities, in respect of the dilutive impact of the M&T employee stock options outstanding on AIB’s interest in M&T. The remainder relates to acquisitions during the year.

Principal associated undertaking	Nature of business
M&T Bank Corporation(2)	Banking and financial services

Registered office:	One M&T Plaza, Buffalo, New York 14203, USA
(Common stock shares of US $0.50 par value each – Group interest 23.8%(2))

(2)	The Group interest is held directly by Allied Irish Banks, p.l.c. and carried at cost at €891 million in the parent company balance sheet. AIB accounts for its share of profits of M&T on the basis of its average interest in M&T throughout the period, which amounted to 23.5% during 2005 (2004: 22. 7%). The agreement with M&T provides for the maintenance of AIB’s interest in M&T at 22.5% through share repurchase programmes effected by M&T and through rights provided to AIB which allow it to subscribe for additional shares in M&T at fair market value.

The fair value of the investment in the Group’s principal associated undertaking at December 31, 2005 was €2,468 million (2004: €2,114 million).

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

The summary consolidated income statement, summary balance sheet and contribution of M&T Bank Corporation for 2005 and 2004 under IFRS are as follows:

Year ended December 31, 2004	Year ended December 31, 2005		Year ended December 31, 2005	Year ended December 31, 2004
(US$ in millions)			(Euro in millions)
		Summary of consolidated income statement
1,613	1,713	Net interest income	1,372	1,293
949	967	Other income	775	761

2,562	2,680	Total operating income	2,147	2,054
1,409	1,410	Total operating expenses	1,129	1,130

1,153	1,270	Group operating income before impairment provisions	1,018	924
95	43	Impairment provisions	34	76

1,058	1,227	Group income before taxation	984	848
335	409	Taxation	328	269

723	818	Group income after taxation	656	579

December 31, 2004	December 31, 2005		December 31, 2005	December 31, 2004
(US$ in millions)			(Euro in millions)
		Summary of consolidated balance sheet
39,508	41,698	Cash, loans and receivables	35,346	29,005
8,516	8,400	Investment securities	7,120	6,252
367	337	Fixed assets	286	270
1,685	1,990	Other assets	1,687	1,237

50,076	52,425	Total assets	44,439	36,764

35,493	37,144	Deposits	31,486	26,058
11,221	11,495	Other borrowings	9,744	8,238
762	903	Other liabilities	765	559
2,600	2,883	Stockholders’ funds	2,444	1,909

50,076	52,425	Total liabilities and stockholders’ funds	44,439	36,764

Year ended December 31, 2004	Year ended December 31, 2005		Year ended December 31, 2005	Year ended December 31, 2004
(US$ in millions)			(Euro in millions)
		Contribution of M&T
240	288	Gross contribution	230	192
(82)	(103)	Taxation	(82)	(65)

158	185	Contribution to Group income before taxation	148	127

With the exception of M&T, the Group’s interests in associated undertakings are non-credit institutions, are unlisted and are held by subsidiary undertakings.

In accordance with the European Communities (Credit Institutions: Accounts) Regulations, 1992, Allied Irish Banks, p.l.c. will annex a full listing of associated undertakings to its annual return to the companies registration office.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

32.	INTANGIBLE ASSETS AND GOODWILL

	Goodwill	Software	Total
	(Euro in millions)
At January 1, 2004	420	192	612
Additions	—	66	66
Currency translation adjustments	(2)	1	(1)

At December 31, 2004	418	259	677
Additions	—	36	36
Currency translation adjustments	4	8	12
Disposals	(17)	—	(17)

At December 31, 2005	405	303	708

Amortization and impairment losses
At January 1, 2004	—	75	75
Amortization for the year	—	50	50
Impairment charge	13	—	13
Currency translation adjustments	(2)	1	(1)

Balance at December 31, 2004	11	126	137
Amortization for the year	—	45	45
Impairment charge	2	—	2
Currency translation adjustments	2	5	7

At December 31, 2005	15	176	191

Net book value
At January 1, 2004	420	117	537
At December 31, 2004	407	133	540
At December 31, 2005	390	127	517

The goodwill relates principally to the acquisition of the holding in Bank Zachodni WBK S.A. (“BZWBK”). The investment in BZWBK which is quoted on a recognized stock exchange has been assessed for impairment at December 31, 2005 and 2004. The market value at December 31, 2005 of the shareholding in BZWBK S.A. of €1.9 billion exceeds the carrying amount including goodwill of the investment by €0.6 billion.

The remaining goodwill amounts which relate to unquoted investments, have been assessed for impairment through discounting projected cash flows with the resultant impairment charge, if any, recognized in the period.

Other intangible assets comprising computer software which is not integral to hardware were reclassified on IFRS transition from property, plant and equipment. Additionally, internally generated intangible assets were capitalized. Internally generated intangible assets under construction at December 31, 2005 amounted to €21 million (2004: €5 million).

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

33.	PROPERTY, PLANT AND EQUIPMENT

	Property			Equipment	Total
	Freehold	Long leasehold	Leasehold under 50 years
	(Euro in millions)
Cost:
At January 1, 2005	537	93	139	517	1,286
Disposals/transfers of Group undertaking	(51)	—	(1)	(2)	(54)
Additions	21	7	8	64	100
Disposals	(19)	(1)	—	(45)	(65)
Currency translation adjustments	10	—	4	16	30

At December 31, 2005	498	99	150	550	1,297

Accumulated depreciation:
At January 1, 2005	90	16	85	350	541
Disposal of Group undertaking	—	—	—	(2)	(2)
Depreciation charge for the year	16	2	8	57	83
Disposals	(12)	—	—	(33)	(45)
Currency translation adjustments	2	—	2	10	14

At December 31, 2005	96	18	95	382	591

Net book value:
At December 31, 2005	402	81	55	168	706

	Property			Equipment	Total
	Freehold	Long leasehold	Leasehold under 50 years
	(Euro in millions)
Cost:
At January 1, 2004	513	90	130	631	1,364
Disposal of Group undertaking	—	—	—	(7)	(7)
Additions	19	3	13	33	68
Disposals	(16)	—	(3)	(174)	(193)
Currency translation adjustments	21	—	(1)	34	54

At December 31, 2004	537	93	139	517	1,286

Accumulated depreciation:
At January 1, 2004	69	13	79	450	611
Disposals of Group undertaking	—	—	—	(6)	(6)
Depreciation charge for the year	14	3	6	59	82
Impairment losses	9	—	—	—	9
Disposals	(10)	—	—	(172)	(182)
Currency translation adjustments	8	—	—	19	27

At December 31, 2004	90	16	85	350	541

Net book value:
At December 31, 2004	447	77	54	167	745

At January 1, 2004, on transition to IFRS, computer software which was not integral to hardware was reclassified from equipment to intangible assets (net book value €88 million).

The net book value of property occupied by the Group for its own activities was €531 million (2004: €516 million). Property leased to others had a book value of €7 million (2004: €11 million). Included in the carrying amount of property and equipment is expenditure recognized for both property and equipment in the course of construction amounting to €4 million and €6 million respectively (2004: €19 million and €3 million).

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

34.	DEFERRED TAXATION

The tax effects of temporary timing differences that give rise to significant elements of the deferred tax assets and deferred tax liabilities at December 31, 2005 and 2004 are presented below.

	December 31,
	2005	2004
	(Euro in millions)
Deferred tax assets:
Allowance for loans losses	(84)	(99)
Amortized income	(3)	(28)
Debt securities	—	(11)
Retirement benefits	(221)	(165)
Timing difference on provisions for future commitments in relation to the funding of Icarom plc (under Administration)	(9)	(10)
Other	(30)	—

Total gross deferred tax assets	(347)	(313)

Deferred tax liabilities:
Assets leased to customers	45	46
Assets used in the business	34	7
Debt securities	19	22
Cash flow hedges	28	—
Other	—	62

Total gross deferred tax liabilities	126	137

Net deferred tax assets	(221)	(176)

Represented on the balance sheet as follows:
Deferred tax assets	(253)	(228)
Deferred tax liabilities	32	52

	(221)	(176)

For each of the years ended December 31, 2005 and 2004 full provision has been made for capital allowances and other temporary timing differences.

	Years ended December 31,
	2005	2004
	(Euro in millions)
Analysis of movements in deferred taxation:
At January 1	(176)	(107)
IFRS transition adjustment	10	—
Currency translation and other adjustments	(11)	(22)
Deferred tax through equity	(60)	(29)
Income statement taxation (charge)/credit (note 16)	16	(18)

At December 31	(221)	(176)

Deferred tax assets have not been recognized in respect of tax losses amounting to €49 million (2004: €43 million). The majority of these tax losses relate to capital losses that have no expiration date. The net deferred tax asset on items recognized directly in equity amounted to €144 million (2004: €142 million).

The following is a breakdown of deferred tax assets and deferred tax liabilities by jurisdiction;

Deferred tax assets: Republic of Ireland - €95 million: Northern Ireland/Great Britain - €129 million: Isle of Man/Channel Islands - €1 million: Poland - €28 million.

Deferred tax liabilities: United States of America - €32 million.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

35.	LONG-TERM ASSURANCE BUSINESS

On November 22, 2005, AIB announced that it had agreed the terms of a joint venture with Aviva Group p.l.c for the manufacture and distribution of life and pensions products in the Republic of Ireland. The joint venture brings together Hibernian Life & Pensions Limited and Ark Life Assurance Company Limited (“Ark Life”).

As set out in note 2, the income from Ark Life that is determined to relate to discontinued operations is shown, on an after tax basis, as a one line item on the face of the income statement. Prior year numbers have been restated.

Ark Life assets and liabilities have been included in the balance sheet at December 31, 2005 as a disposal group classified as held for sale. Comparatives have not been restated.

Methodology

2005

International Financial Reporting Standard 4, Insurance Contracts, (“IFRS 4”) requires all products issued to be classified for accounting purposes as either insurance or investment contracts, depending on whether significant insurance risks exist. In the case of a life contract, insurance risk exists if the amount payable on the occurrence of an insured event exceeds the assets backing the contract, or could do so in certain circumstances, and the product of the probability of the insured event occurring and the excess amount payable has commercial substance. In particular, guaranteed equity bonds which guarantee a return of the original premium irrespective of the current value of the backing assets are deemed to be insurance contracts notwithstanding that at the balance sheet date there may be no excess of the original premium over the backing assets. Insurance contracts will continue to be accounted under the Company’s existing accounting policies, namely the embedded value method.

For contracts which are not insurance contracts the appropriate IFRS standards, and in particular IAS 18 ‘Revenue’ (“IAS 18”) and IAS 39 ‘Financial instruments: recognition and measurement’, (“IAS 39”) are applied. Unit linked liabilities are deemed equal to the value of units attaching to contracts at the balance sheet date. Certain upfront fees and charges have been deferred and included within an explicit deferred income reserve. Whilst IAS 18 does allow for the deferral of directly variable acquisition costs such as commissions, no such deferrable costs exist upon Group consolidation.

2004

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

Income and expense from long-term assurance business included in the income statement is set out below:

	Years ended December 31,
	2005	2004
Income and expense from Ark Life’s long-term assurance business	(Euro in millions)
Net interest income	113	62
Other income	740	342

Total operating income	853	404
Increase in insurance and investment contract liabilities, and claims	762	309
Total operating expenses	27	26

Income before taxation	64	69
Taxation	4	6

Income after taxation	60	63

Analysed as to:
Continuing operations	14	10
Discontinued operations	46	53

Some elements of the Ark Life business are being retained within the Group and this gives rise to the difference between the amounts recognized above and those disclosed as discontinued operations.

The taxation expense is analysed as follows: Continuing operations €1 million (2004: €1 million); discontinued operations € 3 million (2004: €5 million).

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

Assumptions

As explained on the previous page insurance contracts continue to be valued using embedded value principles. Following a review of demographic experience and having regard to the less than 50 bp change in bond yields during the year the demographic and economic assumptions were left unchanged. Maintenance expense assumptions were increased for one year’s inflation.

	Years ended December 31,
	2005	2004
	%	%
Risk adjusted discount rate	7.5	7.5
Weighted average investment return	5.875	5.875
Future expense inflation	4.0	4.0
Corporation tax rate	12.5	12.5

Balance sheet

The assets and liabilities of Ark Life included in the consolidated balance sheet of the Group are as follows:

	December 31, 2005	January 1, 2005	December 31, 2004
	(Euro in millions)
Assets
Loans and receivables to banks	191	220	220
Assets held at fair value through profit or loss	2,638	1,871	—
Debt securities	—	—	425
Equity shares	—	—	1,446
Property, plant and equipment	52	51	51
Reinsurance assets	748	601	—
Placings with group companies	1,428	1,246	1,246
Other assets	371	255	440

Total assets	5,428	4,244	3,828

Liabilities
Investment contract liabilities	2,953	2,422	2,422
Insurance contract liabilities	1,923	1,465	864
Other liabilities	215	75	75

Total liabilities	5,091	3,962	3,361

Stockholder’s equity	337	282	467

Total liabilities and stockholders’ equity	5,428	4,244	3,828

Presentation in the Group balance sheet

Holdings of shares in Allied Irish Banks, p.l.c., (by the parent or subsidiary companies), for any reason, are deducted in arriving at stockholder’s equity. At December 31, 2005, shares in AIB with a value of €77 million (2004: €74 million) were held within the long-term business funds to meet the liabilities to policyholders.

Long-term assurance assets attributable to policyholders are presented in the Group balance sheet net of the carrying value of the shares in AIB held within the fund. Group stockholders’ equity has been reduced by a similar amount.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

36.	DEPOSITS BY BANKS

	December 31,
	2005	2004
	(Euro in millions)
Securities sold under agreements to repurchase	11,038	8,523
Other borrowings from banks	18,291	11,905

	29,329	20,428

Of which:
Domestic offices	27,401	18,450
Foreign offices	1,928	1,978

	29,329	20,428

With agreed maturity dates or periods of notice, by remaining maturity:
Over 5 years	53	555
5 years or less but over 1 year	517	50
1 year or less but over 3 months	2,271	6,456
3 months or less but not repayable on demand	25,843	13,014

	28,684	20,075
Repayable on demand	645	353

	29,329	20,428

Amounts include:
Due to associated undertakings	—	2

At December 31, 2005 €930 million (2004: €920 million) of the deposits by credit institutions comprise the bank’s obligations to the Central Bank and Financial Services Authority of Ireland (“CBFSAI”) under the terms of the Mortgage Backed Promisory Note (“MBPN”) programme. These obligations have been secured by way of a first floating charge to the CBFSAI over all its right, title, interest and benefit, in €1,193 million (2004: €1,192 million) of loans and receivables to customers. Otherwise than with the prior written consent of the CBFSAI, the bank has pledged under the terms of the floating charge to maintain the assets so charged free from any encumbrance and otherwise than in the ordinary course of business not to sell, transfer, lend or otherwise dispose of any part of the charged assets.

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

The carrying amount of financial assets pledged as security for liabilities amounted to €11,265 million.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

37.	CUSTOMER ACCOUNTS

	December 31,
	2005	2004
	(Euro in millions)
Current accounts	20,909	17,099
Demand deposits	8,013	7,321
Time deposits	28,118	22,736

	57,040	47,156

Securities sold under agreements to repurchase	6	77
Other short-term borrowings	5,534	2,918

	5,540	2,995

	62,580	50,151

Of which:
Non-interest bearing current accounts
Domestic offices	7,816	6,522
Foreign offices	2,086	1,920
Interest bearing deposits, current accounts and short-term borrowings
Domestic offices	32,977	25,425
Foreign offices	19,701	16,284

	62,580	50,151

Analyzed by remaining maturity:
Over 5 years	200	276
5 years or less but over 1 year	2,308	2,321
1 year or less but over 3 months	3,573	2,297
3 months or less but not repayable on demand	28,130	20,812

	34,211	25,706
Repayable on demand	28,369	24,445

	62,580	50,151

Amounts include:
Due to associated undertakings	38	23

38.	TRADING PORTFOLIO FINANCIAL LIABILITIES

	December 31, 2005	January 1, 2005
	(Euro in millions)
Debt securities:
Government securities	219	309
Corporate listed	2	4

	221	313
Equity instruments - listed	19	19

	240	332

At December 31, 2005 and January 1, 2005 the debt securities within trading portfolio financial liabilities had a residual maturity of less than one year.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

39.	DEBT SECURITIES IN ISSUE

	December 31,
	2005	2004
	(Euro in millions)
Bonds and medium term notes:
European medium term note programme	6,656	3,250
Other medium term notes	209	288

	6,865	3,538

Other debt securities in issue:
Commercial paper	718	1,187
Commercial certificates of deposit	10,028	7,080

	10,746	8,267

	17,611	11,805

Maturity analysis
Bonds and medium term notes, by remaining maturity:
5 years or less but over 1 year	6,792	3,423
1 year or less but over 3 months	51	115
3 months or less	22	—

	6,865	3,538

Other debt securities in issue, by remaining maturity:
5 years or less but over 1 year	1,578	676
1 year or less but over 3 months	3,402	2,016
3 months or less	5,766	5,575

	10,746	8,267

	17,611	11,805

40.	OTHER LIABILITIES

	December 31 2005	January 1 2005
	(Euro in millions)
Notes in circulation	484	450
Provisions for future commitments in relation to the funding of Icarom(1)	69	78
Other	1,046	1,065

	1,599	1,593

(1)	The provision represents the present value of the cost of the future commitments arising under the 1992 agreement in relation to the funding of Icarom. A discount rate of 3.21% was applied in the year ended December 31, 2005 (2004: 4.185%), in discounting the cost of the future commitments arising under this agreement. As at December 31, 2005 the undiscounted amount was €78 million (2004: €89 million). Of the €78 million, €11 million is due within 1 year and €45 million is payable between 1 and 5 years, with the remaining €22 million payable thereafter. The unwinding of the discount on the provision amounted to € 2 million (2004 €3.4 million).

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

41.	PROVISIONS FOR LIABILITIES AND COMMITMENTS

	Liabilities and commitments	Other provisions	Total
	(Euro in millions)
At January 1, 2005	47	75	122
Currency translation adjustments	—	1	1
Amounts charged to statement of income	28	47	75
Amounts written back to statement of income	(8)	(15)	(23)
Provisions utilized	(17)	(18)	(35)

At December 31, 2005	50	90	140

42.	SUBORDINATED LIABILITIES AND OTHER CAPITAL INSTRUMENTS

	December 31, 2005	January 1, 2005	December 31, 2004
	(Euro in millions)
Allied Irish Banks, p.l.c.
Undated capital notes	868	346	346
Dated capital notes	2,678	1,923	1,923
US$250 million non-cumulative preference shares	210	182	—
Reserve capital instruments	—	—	497

	3,756	2,451	2,766

Undated capital notes
US$100 million Floating Rate Notes, Undated	—	74	74
US$100 million Floating Rate Primary Capital Perpetual Notes, Undated (a)	85	73	73
€200 million Fixed Rate Perpetual Subordinated Notes (b)	199	199	199
Stg£400 million Perpetual Callable Step-Up Subordinated Notes (c)	584	—	—

	868	346	346

Dated capital notes
Allied Irish Banks, p.l.c.
European Medium Term Note Programme:
US$250 million Floating Rate Notes due January 2010	—	184	184
€250 million Floating Rate Notes due January 2010	—	250	250
€100 million Floating Rate Notes due August 2010	—	100	100
€200 million Floating Rate Notes due June 2013 (d)	200	200	200
US$400 million Floating Rate Notes due July 2015 (e)	338	293	293
€400 million Floating Rate Notes due March 2015 (f)	400	400	400
€500 million Callable Subordinated Step-Up Floating Rate Notes due 2017 (g)	499	—	—
Stg£500 million Callable Subordinated Fixed/Floating Rate Notes due 2025 (h)	730	—	—
Stg£350 million Fixed Rate Notes due November 2030 (i)	511	496	496

	2,678	1,923	1,923

The dated loan capital outstanding is repayable as follows:
In one year or less	—	434	434
Between 1 and 2 years	—	—	–
Between 2 and 5 years	—	—	–
In 5 years or more	2,678	1,489	1,489

	2,678	1,923	1,923

The loan capital of the Bank is unsecured and is subordinated in right of payment to the ordinary creditors, including depositors, of the Bank.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

Undated capital notes

The US$ 100 million Floating Rate Notes, Undated were redeemed on November 30, 2005. The US$ 100 million Floating Rate Primary Capital Perpetual Notes have no final maturity but may be redeemed at par at the option of the Bank, with the prior approval of the Financial Regulator. Interest is payable quarterly on the US$ 100 million Floating Rate Primary Capital Perpetual Notes. The €200 million Fixed Rate Perpetual Subordinated Notes, with interest payable annually, have no final maturity but may be redeemed at the option of the Bank, with the prior approval of the Financial Regulator, on each coupon payment date on or after August 3, 2009. The Stg £400 million Perpetual Callable Step-Up Subordinated Notes with interest payable annually up to September 1, 2015, and with interest payable quarterly thereafter, have no final maturity but may be redeemed at the option of the Bank, with the prior approval of the Financial Regulator, on September 1, 2015 and every interest payment date thereafter.

Dated capital notes

The European Medium Term Note Programme is subordinated in right of payment to the ordinary creditors, including depositors, of the Bank. The US$ 250 million Floating Rate Notes were redeemed on January 24, 2005, the €250 million Floating Rate Notes were redeemed on January 25, 2005 and the €100 million Floating Rate Notes were redeemed on August 2, 2005. The €200 million Floating Rate Notes, with interest payable quarterly, may be redeemed, in whole but not in part, on June 12, 2008 and on each interest payment date thereafter. The US$ 400 million Floating Rate Notes, with interest payable quarterly, may be redeemed, in whole but not in part, on any interest payment date falling in or after July 2010. The €400 million Floating Rate Notes with interest payable quarterly, may be redeemed, in whole but not in part, on any interest payment date falling in or after March 2010. The €500 million Callable Subordinated Step-Up Floating Rate Notes with interest payable quarterly may be redeemed in whole but not in part on any interest payment date falling in or after October 24, 2017. The Stg£ 500 million Subordinated Callable Fixed/Floating Rate Notes, with interest payable annually, up to March 10, 2020 and with interest payable quarterly from June 10, 2020 thereafter may be redeemed, in whole but not in part on any interest payment date falling in or after March 10, 2025. The Stg £ 350 million Fixed Rate Notes, with interest payable annually in arrears on November 26 in each year, may be redeemed, in whole but not in part, on November 26, 2025 and on each interest payment date thereafter. In all cases, redemption prior to maturity is subject to the necessary prior approval of the Financial Regulator. There is no exchange exposure as the proceeds of these notes are retained in their respective currencies.

US$ 250m non-cumulative preference shares

In 1998, 250,000 non-cumulative preference shares of US$ 25 each were issued at a price of US$ 995.16 per share raising US$ 248.8 million before expenses. The holders of the non-cumulative preference shares are entitled to a non-cumulative preferential dividend, payable quarterly in arrears, at a floating rate equal to 3 month dollar LIBOR plus 0.875% on the liquidation preference amount of US$ 1,000 per share. The preference shares are redeemable at the option of the Bank, and with the agreement of the Financial Regulator, on or after July 15, 2008 (i) in whole or in part or (ii) prior to that date in certain circumstances in whole, but not in part. In each case, the preference shares will be redeemed at a price equal to US$ 1,000 per share (consisting of a redemption price of US$ 995.16 plus a special dividend of US$ 4.84 per share), plus accrued dividends.

Prior to transition to IFRS, at January 1, 2005, the US$ 250 million non-cumulative preference shares were included in stockholders’ equity, however, because of the terms within this instrument they have been reclassed to subordinated liabilities under IFRS.

Reserve capital instruments (RCIs)

On transition to IFRS at January 1, 2005, the Reserve capital instruments were reclassified to equity and are included in other equity interests (note 44).

The interest rates applicable on the undated and dated capital notes are as follows:

(a)	Libor plus 50 basis points.

(b)	3 month Euribor plus 225 basis points.

(c)	5.25% fixed until September 1, 2015; 3 month Sterling Libor plus 155 basis points thereafter.

(d)	3 month Euribor plus 60 basis points until June 12, 2008; Euribor plus 110 basis points thereafter.

(e)	3 month US$ Libor plus 30 basis points until July 30, 2010; 3 month US$ Libor plus 80 basis points thereafter.

(f)	3 month Euribor plus 30 basis points until March 20, 2010; 3 month Euribor plus 80 basis points thereafter.

(g)	3 month Euribor plus 25 basis points until November 2012; 3 month Euribor plus 75 basis points thereafter.

(h)	5.25% fixed until March 10, 2010; Sterling Libor plus 128 basis points thereafter.

(i)	5.625% fixed, reset to 3 month sterling Libor plus 145 basis points if not called on the first call date - November 26, 2025.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

43.	MINORITY INTERESTS IN SUBSIDIARIES

	December 31,
	2005	2004
	(Euro in millions)
Equity interest in subsidiaries	258	221
Non-equity interest in subsidiaries	990	990

	1,248	1,211

Non-equity interest in subsidiaries

In December 2004, Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities (“Preferred Securities”) in the amount of €1,000,000,000 were issued through a Limited Partnership. The Preferred Securities were issued at par and have the benefit of a subordinated guarantee of Allied Irish Banks, p.l.c. (“AIB”).The Preferred Securities have no fixed final redemption date and the holders have no rights to call for the redemption of the Preferred Securities.

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

In the event of the dissolution of the Limited Partnership, holders of Preferred Securities will be entitled to receive a liquidation preference in an amount equal to the distributions that those holders would have received in a dissolution of AIB at that time, if they had held, instead of the Preferred Securities, non-cumulative preference shares issued directly by AIB, having the same liquidation preference as the Preferred Securities, and ranking junior to all liabilities of AIB including subordinated liabilities.

44.	OTHER EQUITY INTERESTS

In February 2001, Reserve Capital Instruments (RCIs) of €500 million were issued by Allied Irish Banks, p.l.c. at an issue price of 100. 069%. The RCIs are perpetual securities and have no maturity date. The RCIs are redeemable, in whole but not in part, at the option of the Bank and with the agreement of the Financial Regulator, (i) upon the occurrence of certain events, or (ii) on or after February 28, 2011, an authorized officer having reported to the Trustees within the previous six months that a solvency condition is met.

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

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

45.	SHARE CAPITAL

	December 31,
	2005	2004
	(Euro in millions except share amounts)
Ordinary shares of €0.32 each
Number of shares authorized (millions)	1,160.0	1,160.0

Number of shares issued (millions)	918.4	918.4

Issued and fully paid	294	294

Non-cumulative preference shares of €1.27 each
Number of shares authorized (millions)	200.0	200.0

Number of shares issued (millions)	—	—

Non-cumulative preference shares of US$25 each
Number of shares authorized (millions)	20.0	20.0

Number of shares issued (millions)	0.25	0.25

Issued and fully paid	5	5

Non-cumulative preference shares of Stg£1 each
Number of shares authorized (millions)	200.0	200.0

Number of shares issued (millions)	—	—

Non-cumulative preference shares of Yen 175 each
Number of shares authorized (millions)	200.0	200.0

Number of shares issued (millions)	—	—

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

These allotments were made in lieu of dividends amounting to €134.4 million.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

46.	OWN SHARES

Share Repurchases

At the 2005 Annual General Meeting, stockholders granted authority to the Company, or any subsidiary, to make market purchases of up to 90 million ordinary shares of the Company, subject to the terms and conditions set out in the relevant resolution. During the year ended December 31, 2005, ordinary shares previously purchased under a similar authority, and held as Treasury shares, were re-issued as follows:

	Years ended December 31,
	2005	2004
Treasury shares held, January 1	48,889,789	55,534,156
Shares re-issued under:
AIB Share Option Plans	3,487,950	4,338,350
Allfirst Financial Inc. Stock Option Plan	26,400	29,600
AIB Approved Employee Profit Sharing Plans	1,835,842	2,276,417
	5,350,192	6,644,367

Treasury shares held, December 31	43,539,597	48,889,789

In addition, 5.6 million ordinary shares were purchased by a subsidiary undertaking in 1997 at a cost of €42 million, on which the related dividend entitlements have been waived.

The cost of share repurchases less proceeds of shares reissued has been charged to the profit and loss account reserve. The shares issued during 2005 to participants in the AIB share option plans were issued at prices of € 10.02,€ 11.90 and

€12.20 per share. The total consideration received for these shares was € 36.8 million.

The consideration received for the shares issued during 2005 on the exercise of Dauphin converted options to participants in the Allfirst Financial Inc. Stock Option Plan was € 0.2 million.

During 2005, the Company re-issued from its pool of Treasury Shares 1,835,842 ordinary shares to the Trustees of the employees’ profit sharing plans, at € 15.78 per share. The consideration received for these shares was € 29 million.

Employee Share Plans

These plans are detailed in Item 6 - Directors, Senior Management and employees - “Share Ownership” on page 48 of this Report.

Allfirst Financial Inc. stock option plan

Under the terms of the Agreement and Plan of Merger between the Company, First Maryland Bancorp (subsequently renamed “Allfirst”) and Dauphin Deposit Corporation (“Dauphin”, subsequently renamed “Allfirst”), approved by shareholders at the 1997 Annual General Meeting, options to purchase Dauphin shares which were outstanding immediately prior to the merger were converted, at the holders’ elections, into either cash or options to purchase a similar number of AIB American Depositary Shares (“converted options”). On April 1, 2003, the merger of Allfirst Financial Inc. (“Allfirst”) with M&T Bank Corporation (“M&T”) was completed, pursuant to the Agreement and Plan of Reorganisation dated September 26, 2002 by and among the Company,Allfirst and M&T. Under the terms of that Agreement, converted options outstanding immediately prior to that merger (over some 321,598 ordinary shares) remained in force.

At December 31, 2005, converted options were outstanding over 80,598 ordinary shares.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

Employee share plans and trusts

The Group sponsors a number of employee share plans whereby purchases of shares are made in the open market to satisfy commitments under the plans.

At December 31, 2005, 2.2 million shares (2004: 2.5 million) were held by trustees with a book value of €26.0 million (2004: €25.5 million), and a market value of €39.9 million (2004: €38.5 million). The book value is deducted from the profit and loss account reserve while the shares continue to be held by the Group.

The Group sponsors SAYE plans for eligible employees in the UK, the Isle of Man and Channel Islands. The trustees of the schemes have borrowed funds from Group companies, interest free, to enable them to purchase Allied Irish Banks, p.l.c. ordinary shares in the open market. These shares are used to satisfy commitments arising under the plans. The trustees receive dividends on the shares which are used to meet the expenses. The cost of providing these shares is charged to the statement of income on a systematic basis over the period that the employees are expected to benefit. At December 31, 2005, 1.4 million shares (2004: 1.0 million) were held by the trustees with a book value of €17.9 million (2004: €10.5 million) and a market value of €25.1 million (2004: €15.2 million).

In 2001, the AIB Group Employee Share Trust was established to satisfy commitments arising under the AIB Group Long-Term Incentive Plan (LTIP). Funds are provided to the trustees to enable them to purchase Allied Irish Banks, p.l.c. ordinary shares in the open market. The trustees have waived their entitlement to dividends. At December 31, 2005, 0.2 million shares (2004: 0.2 million) were held by the trustees with a book value of €1.3 million (2004: €1.3 million) and a market value of €3.6 million (2004: €3.1 million).

Prior to its disposal to M&T Bank Corporation, Allfirst Financial, Inc. sponsored the Allfirst Stock Option Plans, for the benefit of key employees of Allfirst. At December 31, 2002 Allfirst had lent US$ 178 million to a trust to enable it to purchase Allied Irish Banks, p.l.c. ordinary shares in the form of American Depositary Shares in the open market. The shares purchased are used to satisfy options which have been granted to Allfirst employees. Proceeds of option exercises are used to repay the loan to the trust. Under the terms of the trust, the trustees receive dividends on the shares which are used to meet the expenses of the trust. A similar scheme operated for certain eligible employees of AIB’s US operations. At December 31, 2005, 0.6 million (2004: 1.4 million) ordinary shares were held by the trust with a cost of €6.7 million (2004: €13.3 million) and a market value of €11.1 million (2004: €20.1 million).

Subsidiary companies

Certain subsidiary companies hold shares in AIB for customer facilitation and in the normal course of business. At December 31, 2005, 4.5 million shares (2004: 4.8 million) with a book and market value of €81.6 million (2004: €73.7 million) were held by subsidiary companies.

At December 31, 2005, the accounting treatment of own shares gave rise to a deduction against Stockholders’ Equity - Profit and Loss account in the amount of €108 million (2004: €99 million).

The accounting treatment is not intended to affect the legal characterisation of the transaction or to change the situation at law achieved by the parties to it. Thus, the inclusion of the shares as a deduction against stockholders’ equity on the Group balance sheet does not imply that they have been purchased by the company as a matter of law.

47.	ANALYSIS OF CASH AND CASH EQUIVALENTS

For the purpose of the statement of cash flows, cash and cash equivalents comprise the following balances with less than 3 months maturity from the date of acquisition:

	Years ended December 31,
	2005	2004
	(Euro in millions)
Cash and balances at central banks	742	887
Loans and receivables to banks	6,598	1,886
Short term investments	330	—

At December 31	7,670	2,773

The Group is required to maintain balances with the Central Bank and Financial Services Authority of Ireland which amounted to €2,694 million (2004: €446 million). The Group is also required by law to maintain reserve balances with the Bank of England and with the National Bank of Poland. At December 2005, such reserve balances amounted to €505 million (2004: €621 million).

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

48.	MEMORANDUM ITEMS: CONTINGENT LIABILITIES AND COMMITMENTS

In the normal course of business, the Group is a party to financial instruments with off-balance sheet risk to meet the financing needs of customers.

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

The following table gives for the Group the nominal or contract amounts and the risk weighted credit equivalent of contingent liabilities and commitments.

	December 31, 2005		December 31, 2004
	Contract amount	Risk weighted amount	Contract amount	Risk weighted amount
	(Euro in millions)
Contingent liabilities
Acceptances(1)	—	—	12	12
Endorsements	—	—	2	2
Guarantees and assets pledged as collateral security:
Guarantees and irrevocable letters of credit	7,157	7,142	5,394	5,287
Other contingent liabilities	1,396	982	830	420
	8,553	8,124	6,238	5,721
Commitments
Documentary credits and short-term trade-related transactions	297	111	267	103
Forward asset purchases and forward deposits placed	—	—	88	18
Undrawn note issuance and revolving underwriting facilities	173	86	108	54
Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year(2)	6,579	—	5,665	—
1 year and over	12,509	6,223	9,999	4,944
	19,558	6,420	16,127	5,119

	28,111	14,544	22,365	10,840

(1)	On transition to IFRS, at January 1, 2005, IAS 39 required the recognition of a liability for acceptances from the date of acceptance. A corresponding asset due from the originator is also recognized. Under Irish GAAP, acceptances were accounted for on a net basis and shown as a contingent liability.

(2)	Undrawn loan commitments which are unconditionally cancellable at any time or which have a maturity of less than one year have a risk weighting of zero.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	December 31, 2005		December 31, 2004
	Contingent liabilities	Commitments	Contingent liabilities	Commitments
		(Euro in millions)
Concentration of exposure
Republic of Ireland	3,860	9,165	2,580	7,945
United States of America	3,366	3,007	2,614	1,820
United Kingdom	1,287	6,069	1,004	4,970
Poland	40	1,237	40	1,392
Rest of the world	—	80	—	—

	8,553	19,558	6,238	16,127

There exists a contingent liability to repay in whole or in part grants received on equipment leased to customers if certain events set out in the agreements occur.

Following the foreign exchange pricing issue in 2004, Allied Irish Banks, p.l.c. agreed a management action plan with the Financial Regulator which included:- the introduction of a speak up policy as an additional channel to help staff raise concerns; the improvement and simplification of product delivery processes; and the strengthening of enterprise-wide quality assurance, risk and compliance functions. This program is well advanced but not complete. When issues have come to light, the Financial Regulator has been briefed and appropriate remedial action initiated. AIB has estimated the likely financial effect of such issues and this has been provided for at December 31, 2005.

Except as set out below, AIB Group is not, nor has been, involved in, nor are there, so far as the Company is aware, pending or threatened by or against AIB Group any legal or arbitration proceedings which may have, or have had during the previous twelve months, a significant effect on the financial position of AIB Group.

Class action and purported stockholder derivative action

On March 5, 2002 and on April 24, 2002, separate class action lawsuits under the Securities Exchange Act, 1934 of the United States were filed in the United States District Court for the Southern District of New York against AIB, Allfirst and certain serving and past officers and directors of Allfirst and its subsidiaries, seeking compensatory damages, legal fees and other costs and expenses relating to alleged misrepresentations in filings of AIB and Allfirst. On May 3, 2002, a motion to consolidate both cases and to appoint a lead plaintiff was filed with the Court. On December 7, 2004 the Court granted this motion. In accordance with the direction of the Court, the plaintiffs filed an amended and consolidated complaint on February 7, 2005. Certain of the defendants (including AIB and Allfirst) filed a motion to dismiss the consolidated amended complaint on April 8, 2005. In December 2005 a settlement was reached, under which all claims are to be dismissed without any admission of liability or wrongdoing by any defendant. The class of security holders will receive a cash payment of US$ 2.5 million, out of which the Court will be asked to award Attorneys’ fees to class counsel. The settlement must be approved by the Court.

On May 13, 2002, a purported shareholder derivative action was filed in the Circuit Court for Baltimore City, Maryland. A holder of AIB American Depositary Shares purported to sue certain present and former directors and officers of Allfirst Bank on behalf of AIB, alleging those persons were liable for the foreign exchange trading losses. No relief was sought in the purported derivative action against AIB, Allfirst or Allfirst Bank. On December 30, 2002, the Court dismissed the action. On January 10, 2003, the plaintiffs filed a motion seeking to have the Court amend or revise the judgement, or to be granted leave to file an amended complaint. This was dismissed on March 3, 2003. The plaintiffs filed a second such motion on March 17, 2003. The Court dismissed this on April 4, 2003. On June 20, 2003, the plaintiffs’ petition to bypass the Maryland Court of Special Appeals and appeal directly to the Maryland Court of Appeals was denied by the Maryland Court of Appeals. The plaintiffs’ appeal to the Maryland Court of Special Appeals was argued on January 12, 2004. On December 3, 2004 the Maryland Court of Special Appeals affirmed the dismissal of the action. On January 21, 2005, the plaintiff petitioned the Maryland Court of Appeals to hear an appeal from this decision. Oral argument on this appeal was heard on September 1, 2005 and judgment delivered on December 13, 2005. By a vote of six to one, the Court upheld the judgment of the Court of Special Appeals affirming the dismissal of the action. On January 11, 2006 the Attorneys for the Plaintiff filed a motion asking the Court of Appeals to reconsider its decision.

Certain of the individual defendants in these actions have asserted or may possibly assert claims for indemnification against AIB and/or Allfirst, which, if made against Allfirst following completion of the M&T transaction, might be subject to the indemnification obligations of AIB as part of the agreement with M&T. In the nature of any such claims, it is not possible to quantify the amount which might be asserted in any such claim. On the basis of current information, the Board of Directors of AIB do not believe that any of the above proceedings are likely to have (either individually or in the aggregate) a significant effect on the financial position of AIB and its subsidiaries taken as a whole.

There are no other material legal proceedings pending or, as far as AIB is aware, threatened against AIB Group.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

49.	DERIVATIVE FINANCIAL INSTRUMENTS

The objectives, policies and strategies in managing the risks that arise in connection with the use of financial instruments, including derivative financial instruments, are set out in the Financial review.

Derivatives are used to service customer requirements, to manage the Group’s interest rate, exchange rate and equity exposures and for trading purposes. Derivative instruments are contractual agreements whose value is derived from price movements in underlying assets, interest rates, foreign exchange rates or indices. The majority of the Group’s derivative activities are undertaken at the parent company level and the discussion below applies equally to the parent company and Group.

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

The following tables present the notional principal amount and the gross replacement cost of interest rate, exchange rate and equity contracts at December 31, 2005 and 2004.

	December 31, 2005		December 31, 2004
	Notional principal amount	Gross replacement cost	Notional principal amount	Gross replacement cost
	(Euro in millions)
Interest rate contracts(1)
Trading	126,885	685	109,372	765
Non-trading	51,441	461	31,695	294

	178,326	1,146	141,067	1,059

Exchange rate contracts(1)
Trading	19,799	238	15,870	599
Non-trading	—	—	—	—

	19,799	238	15,870	599

Equity contracts(1)
Trading	4,386	253	3,575	112
Non-trading	—	—	—	—

	4,386	253	3,575	112

(1)	Interest rate contracts are entered into for both trading and hedging purposes. Equity and exchange rate contracts are entered into for trading purposes only.

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

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

The following table analyzes the notional amount and gross replacement cost of interest rate, exchange rate and equity contracts by maturity.

	Residual maturity
	< 1 year	1 < 5 years	5 years +	Total
	(Euro in millions)
2005
Notional amount	131,780	54,060	16,671	202,511
Gross replacement cost	557	645	435	1,637
2004
Notional amount	100,303	46,330	13,879	160,512
Gross replacement cost	758	655	357	1,770

AIB Group has the following concentration of exposures in respect of notional amount and gross replacement cost of all interest rate, exchange rate and equity contracts. The concentrations are based primarily on the location of the office recording the transaction.

	December 31, 2005		December 31, 2004
	Notional amount	Gross replacement cost	Notional amount	Gross replacement cost
	(Euro in millions)
Republic of Ireland	161,589	1,318	121,896	1,316
Unites States of America	4,134	40	3,268	43
United Kingdom	18,449	184	26,798	219
Poland	18,339	95	8,550	192

	202,511	1,637	160,512	1,770

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

The Group’s credit exposure at 31 December 2005 and 2004 from derivatives held for trading purposes is represented by the fair value of instruments with a positive fair value (assets in the table on page 152). The risk that counterparties to derivative contracts might default on their obligations is monitored on an ongoing basis and the level of credit risk is minimised by dealing with counterparties of good credit standing. All trading instruments are subject to market risk. As the traded instruments are recognised at market value, these changes directly affect reported income for the period. Exposure to market risk is managed in accordance with risk limits approved by the Board through buying or selling instruments or entering into offsetting positions.

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

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

The following table shows the notional principal amounts of derivative financial instruments, analyzed by product and purpose as at December 31, 2005 and the fair values of derivative financial instruments, analyzed by product and purpose, as at December 31 and January 1, 2005.

	December 31, 2005			January 1, 2005
	Notional amount	Fair values		Fair values
		Assets	Liabilities	Assets	Liabilities
		(Euro in millions)
Derivatives held for trading
Interest rate derivatives - over the counter (OTC)
Interest rate swaps	91,154	556	(642)	577	(637)
Cross-currency interest rate swaps(1)	1,509	766	(754)	679	(508)
Forward rate agreements	17,056	8	(7)	14	(14)
Interest rate options	2,716	4	(4)	8	(8)
Other interest rate contracts	178	—	—	—	—
Total OTC interest rate contracts	112,613	1,334	(1,407)	1,278	(1,167)
Interest rate derivatives - exchange traded
Interest rate futures	14,272	—	(5)	—	(2)

Interest rate contracts total	126,885	1,334	(1,412)	1,278	(1,169)

Foreign exchange derivatives - (OTC)
Currency forwards	2,451	8	(11)	—	—
Currency swaps	14,640	232	(216)	567	(826)
Currency options bought & sold	2,664	21	(17)	24	(25)
Total OTC foreign exchange derivatives	19,755	261	(244)	591	(851)
Foreign exchange derivatives - exchange traded
Foreign exchange traded options	44	—	—	—	—

Foreign exchange derivatives total	19,799	261	(244)	591	(851)

Equity index contracts (OTC)
Equity index options	4,386	254	(123)	112	(136)

Equity index contracts total	4,386	254	(123)	112	(136)

Total trading contracts	151,070	1,849	(1,779)	1,981	(2,156)

Derivatives designated as fair value hedges
Interest rate swaps (OTC)	32,923	368	(170)	263	(340)
Derivatives designated as cash flow hedges
Interest rate swaps (OTC)	18,518	222	(18)	337	(45)

Total hedging contracts	51,441	590	(188)	600	(385)

Total derivative financial instruments	202,511	2,439	(1,967)	2,581	(2,541)

(1)	Cross currency interest rate swaps have an exchange of nominals on settlement. Such nominals are therefore shown gross on the balance sheet.

The total hedging ineffectiveness charged to the income statement on cash flow hedges amounted to €4.3 million.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

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

To achieve its risk management objective, the Group uses a combination of derivative financial instruments, particularly interest rate swaps, futures and options, as well as other contracts. The tables on the pages 154 and 155 present the notional and fair value amounts, weighted average maturity and weighted average receive and pay rates for instruments held for risk management purposes entered into by the Group at December 31, 2005 and 2004. The table relating to December 31, 2004 was prepared under Irish GAAP.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

These tables present the notional principal and fair value amounts, weighted average maturity and weighted average receive and pay rates for instruments held for risk management purposes entered into by the Group for 2005 and 2004.

The table for 2004 was prepared under Irish GAAP and accordingly the classification is that reported in the 2004 Report and Accounts.

	December 31, 2005
	Notional amount	Weighted average maturity in years	Weighted average rate		Fair value
			Receive	Pay
	(Euro in millions)		%	%	(Euro in millions)
Interest rate derivatives designated as fair value hedges
Interest rate swaps:
Pay fixed
1 year or less	1,248	0.42	2.81	3.99	(21)
1 - 5 years	1,902	2.52	3.09	4.40	(53)
5 years or more	872	12.85	3.44	5.10	(62)

	4,022	4.11	3.08	4.42	(136)

Receive fixed
1 year or less	19,874	0.27	3.14	2.98	153
1 - 5 years	170	3.56	5.00	4.33	14
5 years or more	1,834	14.63	5.34	5.11	155

	21,878	1.50	3.33	3.17	322

Pay/receive floating
1 year or less	10	0.75	3.69	3.88	—
1 - 5 years	5,231	2.28	2.56	2.51	8
5 years or more	1,782	8.17	2.71	2.67	4

	7,023	3.77	2.60	2.55	12

Interest rate derivatives designated cash flow hedges
Interest rate swaps:
Pay fixed
1 year or less	284	0.59	2.27	2.99	—
1 - 5 years	2,311	2.97	2.45	3.05	(5)
5 years or more	266	6.93	2.38	3.82	(9)

	2,861	3.10	2.42	3.12	(14)

Receive fixed
1 year or less	2,121	0.52	4.11	2.64	12
1 - 5 years	10,714	2.66	3.87	2.68	131
5 years or more	2,822	6.71	4.62	2.56	75

	15,657	3.10	4.04	2.65	218

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	December 31, 2004
	Notional amount	Weighted average maturity in years	Weighted average rate		Estimated Fair value
			Receive	Pay
	(Euro in millions)		%	%	(Euro in millions)
Interest rate swaps:
Receive fixed
1 year or less	16,640	0.31	2.84		100
1 - 5 years	1,210	2.84	4.53		60
5 years or more	2,304	9.38	3.46		107

	20,154	1.50	3.01	2.11	267

Pay fixed
1 year or less	1,339	0.55		3.95	(20)
1 - 5 years	3,234	2.94		4.47	(132)
5 years or more	1,640	9.51		4.14	(124)

	6,213	4.16	2.13	4.27	(276)

Pay/receive floating
1 year or less	500	0.42	4.26		—
1 - 5 years	1,610	2.73	2.14		3
5 years or more	600	10.10	2.18		—

	2,710	3.94	2.54	2.49	3

Forward rate agreements:
Loans
1 year or less	1,931	0.61	2.52	—	1

	1,931	0.61	2.52	—	1

Deposits
1 year or less	665	0.99	—	3.38	(2)

	665	0.99	—	3.38	(2)

Other interest rate derivatives:
1 year or less	22	0.75	2.17	6.75	(5)
1 - 5 years	—	—	—	—	—
5 years or more	—	—	—	—	—

	22	0.75	2.17	6.75	(5)

The carrying value of the interest rate derivative financial instruments held for risk management purposes was €48 million.

Netting financial assets and financial liabilities

Derivatives financial instruments are shown on the balance sheet at their fair value, those with a positive fair value are reported as assets and those with a negative fair value are reported as liabilities.

The Group has a number of master netting agreements in place which allow it to net positive and negative fair values on derivatives contracts in the event of default by the counterparty. The effect of netting contracts subject to master netting agreements would reduce the balance sheet carrying amount of derivative assets and liabilities by € 502 million.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

50.	COMMITMENTS

Capital expenditure

Estimated outstanding commitments for capital expenditure not provided for in the accounts amounted to €188 million (2004: €99 million). Capital expenditure authorized, but not yet contracted for, amounted to €140 million (2004: €214 million). The general purpose of the capital commitments is buildings, predominantly the development of Bankcentre, and technology related expenditure.

Operating lease rentals

The annual commitments in respect of land and buildings under non-cancelable operating leases are set out below:

	December 31,
	2005	2004
	(Euro in millions)
One year	18	19
One to five years	130	72
Over five years	513	210

Total	661	301

The total of future minimum sublease payments expected to be received under non-cancelable subleases at the balance sheet date were €13 million (2004: €8million).

Operating lease payments recognized as an expense for this period were €37 million (2004: €37 million). Sublease income amounted to €1 million (2004: €1 million).

51.	REPORT ON DIRECTORS’ REMUNERATION AND INTERESTS

Information relating to Directors’ remuneration and interests is included in Item 6 of this Report.

52.	CURRENCY INFORMATION

	Assets		Liabilities
	2005	2004	2005	2004
	(Euro in millions)		(Euro in millions)
Euro	75,806	55,469	76,831	55,655
Other	57,408	45,640	56,383	45,454

	133,214	101,109	133,214	101,109

53.	REPORTING CURRENCY AND EXCHANGE RATES

The currency used in these accounts is the euro which is denoted by “EUR” or the symbol €. Each euro is made up of one hundred cent, denoted by the symbol “c” in these accounts.

The exchange rates used in the preparation of the Consolidated Financial Statements for the years ended December 31, 2005 and 2004 were as follows:

	December 31,
	2005	2004
€/US$
Closing	1.1797	1.3621
Average	1.2484	1.2474
€/Stg£
Closing	0.6853	0.7051
Average	0.6851	0.6813
€/PLN
Closing	3.8600	4.0845
Average	4.0276	4.5314

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

54.	CAPITAL ADEQUACY INFORMATION

	December 31, 2005	January 1, 2005
	(Euro in millions)
Risk weighted assets
Banking book:
On balance sheet	79,520	62,770
Off-balance sheet	14,682	10,960

	94,202	73,730

Trading book:
Market risks	6,891	5,149
Counterparty and settlement risks	563	712

	7,454	5,861

Total risk weighted assets	101,656	79,591

Capital
Tier 1	7,275	6,510
Tier 2	4,089	2,312

	11,364	8,822
Supervisory deductions	487	302

Total Capital	10,877	8,520

55.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INTERNATIONAL AND UNITED STATES ACCOUNTING PRINCIPLES

The following is a description of the significant differences between International Financial Reporting Standards (“IFRS”) and those applicable in the United States of America (“US GAAP”).

IFRS	US GAAP

Credit Provisioning

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

Where no objective evidence of impairment exists for an individual asset but there are indications of incurred losses in the portfolio, IAS 39 permits the creation of provisions for credit losses on an incurred loss basis, based on statistical data.

Upon impairment, the accrual of interest income based on the original terms of the claim is discontinued, but the increase of the present value of impaired claims due to the passage of time is reported as interest income. If, in a subsequent period, an event occurs that reduces/reverses the impairment loss, this reversal is recognized in the income statement.

Under SFAS 114 “Accounting by Creditors for Impairment of a Loan”, impairment should be assessed on a loan by loan basis. If an impaired loan has risk characteristics similar to other loans, all such loans can be aggregated based on historical experience. The average recovery period and average recovery amount can be used as a method for calculating the cash flows and timing of cash flows for impaired loans. Impairment should be calculated based on the present value of expected future cash flows discounted at the loan’s effective interest rate. Impairment losses once recognized cannot be reversed, until cash has been received.

Stock Compensation

IFRS 2 “Share-based payment” requires a fair value based method of accounting for all share-based-payments. This value is determined using an options pricing model. The expense is recognized over the period in which the options are expected to vest.	The Group continues to apply the provisions of APB 25 - “Accounting for stock issued to employees” and accounts for share based payments using the intrinsic value method.

Derivatives and hedging activities

IAS 39 ‘Financial instruments: recognition and measurement’ requires all derivatives be recognized as either assets or liabilities in the balance sheet at their fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation as described below. In respect of derivatives that do not qualify for hedge accounting, the fair value adjustment is reflected in the income statement. Derivative transactions entered into for hedging purposes are classified as ‘fair value hedges’ if they hedge exposures to changes in the fair value of a recognized asset or liability or firm commitment. Derivative transactions entered into for hedging purposes are classified as ‘cash flow hedges’ if they are hedging the exposure to variable cash flows of a recognized asset or liability or of a highly probable forecast transaction.	All derivatives are recognized as either assets or liabilities in the statement of financial position and measured at fair value. The recognition of the changes in the fair value of a derivative depends upon its intended use. Derivatives that do not qualify for hedging treatment must be adjusted to fair value through earnings. If certain conditions are met, a derivative may be specifically designed as (a) a hedge of the exposure to changes in the fair value of a recognised asset or liability or an unrecognised firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognised firm commitment, an available-for-sale security, or

IFRS	US GAAP

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

Where a derivative originally classified as a fair value hedge no longer meets the effectiveness tests, or the hedge relationship has ceased for any reason, the underlying hedged position is no longer marked to market. The fair value adjustment of the hedged item is amortized to the profit and loss account on an effective interest rate basis from the date the hedging relationship ceases.

Where a cash flow hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the instrument, that remains recognized directly in equity from the period when the hedge was effective, is released from equity in line with the income statement recognition of the underlying hedged position.

foreign currency denominated forecasted transaction. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designations.

The Group has elected not to satisfy the prescriptive hedging requirements of SFAS 133, which requires that forecast transactions be specifically identified. Therefore, IFRS hedging derivatives have been marked to market with the gain or loss recognized in net income for US GAAP purposes.

Revaluation of property

Property may be carried at either original cost or subsequent valuation less related depreciation, calculated where applicable on the revalued amount.	Revaluations are not permitted to be reflected in the financial statements.

Deferred taxation

Under IAS 12, “Income Taxes” deferred tax liabilities and assets are generally recognized in respect of all temporary differences, subject to assessment of the recoverability of deferred tax assets. Deferred tax assets are recognized, only to the extent that it is probable that sufficient taxable profits will be available against which these differences can be utilized.	The liability method is used with deferred tax assets and liabilities are recognized for all temporary differences. A valuation allowance is raised against a deferred tax asset where it is more likely than not that some portion of the deferred tax asset will not be realized.

Goodwill

From January 1, 2004, goodwill recognized in the IFRS balance sheet is not amortized but tested annually for impairment. Goodwill written off to reserves prior to January 1, 2004 in accordance with Irish GAAP has not been reinstated on the balance sheet.	Goodwill arising on acquisitions prior to December 31, 2001 was capitalized and written off over its useful life, up to a maximum of 20 years. With effect from January 1, 2002, due to the introduction of FAS 142 “Goodwill and Other Intangible Assets”, goodwill is not amortized but retained at its value and reviewed for impairment. Goodwill is reviewed for impairment on an annual basis.

Long-term assurance policies

The Group accounts for its insurance contracts using the embedded value basis. The embedded values comprises two components: the net assets attributable to the Group and the present value of the in-force business.	Premiums are recognized as revenue when due from policyholders. The costs of claims are recognized when insured events occur. For traditional business, the present value of estimated future policy benefits is accrued when premium revenue is recognised.

IFRS	US GAAP

Acquisition costs are capitalized and charged to expense in proportion to premium revenue recognized. For unit-linked business, acquisition costs are amortized over the life of the contracts at a constant rate based on the present value of estimated gross profits. Initial income in respect of future services is not earned in the period assessed but recognized as income over the same amortization period and using the same amortization schedule as for acquisition costs. Holdings of shares in Allied Irish Banks, p.l.c., are netted off against ordinary stockholders equity

Retirement benefits

Actuarial gains and losses are recognized through the statement of recognized income and expenditure. Scheme assets are valued at fair value and scheme liabilities are measured using the projected unit method. The net scheme assets and liabilities, reduced by deferred tax amounts are shown on the face of the balance sheet.	SFAS 87 “Employers’ Accounting for Pensions” prescribes a similar method of actuarial valuations for pension liabilities and measurements of plan assets at fair value. Where the accumulated benefit obligation exceeds the value of plan assets, the Group recognizes an additional minimum pension liability equal to this excess, as long as the excess is greater than any accrual already established for unfunded pension costs. SFAS 87 requires recognition of all actuarial gains and losses in the statement of income. Under US GAAP, the Group elects to use the “corridor method”, where by actuarial gains and losses outside a certain range are recognized in the income statement, in equal amounts over the remaining service lives of current employees. That range is equal to 10% of the greater of plan assets and plan liabilities. The remaining additional minimum pension liability is recognized directly in Other Comprehensive income.

Available for sale securities

IAS 39 states that changes in the value of debt securities attributable to foreign exchange fluctuations are taken to net income. Unquoted equity shares are measured at fair value.	EITF 96-15 “Accounting for the Effects of Changes in Foreign Currency Exchange Rates on Foreign Currency Denominated Available for sale Debt Securities”, states that the change in value of debt securities attributable to foreign exchange fluctuations is taken directly to reserves - “Other Comprehensive Income” and transferred to the income statement on disposal of the instrument. Unquoted equity shares are measured at cost, less any provisions for impairment.

Special purpose entities/variable interest entities

Special purpose entities (SPEs) are consolidated by an entity when the substance of the relationship between an entity and the SPE indicates that the SPE is controlled by that entity.	Variable interest entities (“VIEs”) are consolidated by their primary beneficiary. A company is deemed to be a primary beneficiary where it is subject to a majority of the risk of loss from the VIE’s activities or entitled to receive a majority of the VIE’s residuals returns or both.

Accounting for Investment in M&T Bank

The Group’s share of the assets and liabilities of M&T as at April 1, 2003 have been recorded at fair value in accordance with the accounting policies of the Group. In addition, the Group’s share of the profits of M&T reflects the IFRS accounting rules applied by the Group.	Certain accounting policies used in relation to both the investment in M&T and the Group’s share of profits of M&T are different when compared to IFRS.

Construction contract income/sale and leaseback

Income from the sale and leaseback of the Bankcentre development is accounted for under IAS 11 - “Construction Contracts” and SIC 27 - “Evaluating the Substance of Transactions Involving the Legal Form of a Lease”. Such income is therefore recognized on a percentage completion basis.	The sale and leaseback of the Bankcentre development is accounted for under SFAS 28 - “Accounting for Sales with Leasebacks - an amendment of FASB Statement No. 13” and as such the income is deferred and recognized over the lease term.

IFRS	US GAAP

Loan Origination

Interest income and expense is recognized in the income statement for all interest bearing financial instruments using the effective interest method. In calculating the effective interest rate, estimated cash flows are calculated considering all contractual terms of the financial instrument but excluding future credit losses. The calculation takes into account all fees, including those for early redemption, and points paid or received between parties to the contract that are integral part of the effective interest rate, transactions costs and all other premiums and discounts.

All costs associated with mortgage incentive schemes are included in the effective interest calculation. Fees and commissions payable to third parties in connection with lending arrangements, where these are direct and incremental costs related to the issue of a financial instrument, are included in interest income as part of the effective interest rate.

Under IAS 39 certain internal costs are excluded from the effective interest calculations and are taken to the income statement as incurred.

SFAS 91 “Accounting for Non-refundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases” requires loan origination fees and direct costs (including certain internal costs) to be deferred and recognized over the life of the loan as an adjustment of yield.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

Consolidated net income

	Years ended December 31,
	2005		2004
	(Euro in millions)
Net income (Group profit attributable to the stockholders of AIB) as in the consolidated statement of income		1,343	1,150
Adjustments in respect of:
Depreciation of freehold and long leasehold property		2	2
Disposal of revalued properties		2	—
Long-term assurance policies		(12)	(58)
Retirement benefits		(59)	(29)
Securities held for hedging purposes		—	5
Derivatives FAS 133 adjustment		(90)	113
Share of income of associated undertakings		4	(9)
Share based payment		16	4
Taxation		(14)	(1)
Construction contract income/sale and leaseback		(53)	—
Foreign exchange losses on available for sale securities		(352)	—
Loan impairment		132	—
Loan origination		(5)	—
Other		(11)	(8)
Deferred tax effect of the above adjustments		63	7

Net income in accordance with US GAAP		966	1,176

Net income applicable to ordinary stockholders of AIB in accordance with US GAAP		€928	1,169

Equivalent to	US$	1,095

Income per American Depositary Share (ADS*) in accordance with US GAAP		€2.23	2.74

Equivalent to	US$	2.63

Diluted income per American Depositary Share (ADS*) in accordance with US GAAP		€2.22	2.73

Equivalent to	US$	2.62

Year end exchange rate €/US$		1.1797

*	An American Depositary Share represents two ordinary shares of €0.32 each.

Comprehensive income

	Years ended December 31,
	2005	2004
	(Euro in millions)
Net income in accordance with US GAAP	966	1,176
Net movement in unrealized holding gains on investment securities arising during the period, net of tax of €43 million (2004; €10 million)	302	68
Minimum pension liability adjustment, net of tax of €73 million	(171)	—
Currency translation adjustments	306	(88)

Comprehensive income	1,403	1,156

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

Consolidated ordinary stockholders’ equity

	December 31,
	2005		2004
	(Euro in millions except per share amounts)
Ordinary stockholders’ equity as in the consolidated balance sheet		6,672	5,745
Revaluation of property		(161)	(165)
Depreciation of freehold and long leasehold property		(27)	(27)
Goodwill		296	248
Long-term assurance policies		(135)	(334)
Available-for-sale securities		(50)	272
Securities held for hedging purposes		—	2
Derivatives FAS 133 adjustment		—	46
Retirement benefits		1,111	1,137
Share based payment		—	(4)
Construction contract income/sale and leaseback		(53)	—
Taxation		—	14
Loan origination fees deferred		—	(85)
Loan origination costs deferred		80	85
Loan impairment		(14)	—
Other recognized gains in associated undertakings		(39)	(7)
Share of income of associated undertakings		(2)	11
Other		—	17
Deferred tax effect of the above adjustments		(83)	(158)

Ordinary stockholders’ equity in accordance with US GAAP		€7,595	6,797

Equivalent to	US$	8,960

Ordinary stockholders’ equity per ADS in accordance with US GAAP		€17.57	15.96

Equivalent to	US$	20.73

Ordinary stockholders’ equity per ADS in accordance with IFRS		€15.44	12.67

Equivalent to	US$	18.21

Statement of changes in ordinary stockholders’ equity

	December 31,
	2005	2004
	(Euro in millions)
Opening balance	6,797	5,951
Net income for year	966	1,176
Dividends on equity shares	(532)	(474)
Dividends on other equity interests	(38)	(7)
Issue of shares	66	185
Net change in available for sale securities, net of tax	302	68
Minimum pension liability adjustment, net of tax	(171)	—
Other recognized gains/losses	(79)	—
Net movement in own shares	(6)	—
Currency translation adjustments	306	(88)
Other movements	(16)	(14)

Closing balance	7,595	6,797

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

Consolidated total assets

	December 31,
	2005		2004
	(Euro in millions)
Total assets as in the consolidated balance sheet		133,214	101,109
Revaluation of property		(161)	(165)
Depreciation of freehold and long leasehold property		(27)	(27)
Goodwill		296	248
Available-for-sale securities		(50)	272
Derivatives FAS 133 adjustment		—	46
Retirement benefits		1,111	1,087
Long-term assurance policies		(135)	(334)
Share based payment		—	(4)
Construction contract income/sale and leaseback		(53)	—
Loan origination fees deferred		—	(85)
Loan origination costs deferred		80	85
Loan impairment		(14)	—
Consolidation effect of Ark Life		—	(2,041)
Investment in associated undertaking		(41)	5
Acceptances		—	12
Other		—	45

Total assets in accordance with US GAAP		€134,220	100,253

Equivalent to	US$	158,339

Consolidated total liabilities and ordinary stockholders’ equity

	December 31,
	2005		2004
	(Euro in millions)
Total liabilities and ordinary stockholders’ equity as in the consolidated balance sheet		133,214	101,109
Ordinary stockholders’ equity		923	1,052
Acceptances		—	12
Consolidation effect of Ark Life		—	(2,041)
Share based payment		—	1
Securities held for hedging purposes		—	(2)
Other		—	(60)
Deferred taxation		83	182

Total liabilities and ordinary stockholders’ equity in accordance with US GAAP		€134,220	100,253

Equivalent to	US$	158,339

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

Debt securities

The following table shows the maturity distribution of the available-for-sale investment portfolio of the Group at December 31, 2005 based upon market value.

	Maturity distribution of available-for-sale investment portfolio December 31, 2005
	Maturing
	In one year or less	After one year through 5 years	After five years through 10 years	After 10 years	Total
	(Euro in millions)
Irish Government	47	246	22	177	492
Other European Government	2,705	3,124	991	—	6,820
Non European Government Securities	140	501	394	—	1,035
Collateralized mortgage obligations(1)	—	—	110	528	638
Other asset backed securities	2	48	149	335	534
Other securities	1,931	3,726	1,199	318	7,174

Total	4,825	7,645	2,865	1,358	16,693

(1)	The maturity distribution is based upon long-term cash flow estimates for each security type and coupon rate.

The following table categorizes AIB Group’s available-for-sale investment portfolio by maturity and weighted average yield at December 31, 2005.

	December 31, 2005
	Within 1 year		After 1 but within 5 years		After 5 but within 10 years		After 10 years
	Euro	Yield %	Euro	Yield %	Euro	Yield %	Euro	Yield %
	(Euro in millions)
Irish Government	47	5.4	246	4.0	22	4.3	177	4.1
Other European Government	2,705	3.1	3,124	3.2	991	4.1	—	—
Non European Government Securities	140	3.6	501	4.5	394	4.2	—	—
Collateralized mortgage obligations	—	—	—	—	110	3.4	528	2.3
Other asset backed securities	2	4.7	48	5.1	149	6.2	335	4.1
Other securities	1,931	3.9	3,726	3.8	1,199	3.9	318	4.1

Total	4,825	3.4	7,645	3.6	2,865	4.2	1,358	3.4

The weighted average yield for each range of maturities is calculated by dividing the annual interest prevailing at the balance sheet date by market value of securities held at that date.

Investment securities sales

In the available-for-sale portfolio, proceeds from sales of debt securities during the years ended December 31, 2005 and 2004 amounted to €9 billion and €10 billion respectively. Gross realized gains and losses arising on the sale of these debt securities were as follows:

	Years ended December 31,
	2005	2004
	(Euro in millions)
Gross realized gains	75	23
Gross realized losses	(58)	(8)

	17	15

There were no investment securities classified as held-to-maturity during the years ended December 31, 2005 and 2004. The cost of securities sold by the Group is determined using both the portfolio method of average cost and the specific identification method.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

Equity securities

In preparing its US GAAP information, the Group has applied SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities”.

Equity securities sales

In the “available-for-sale” portfolio, proceeds from sales of equity securities during the years ended December 31, 2005 and 2004 amounted to €8 million and €10 million respectively. Gross realized gains and losses arising on the sale of these equity securities were as follows:

	Years ended December 31,
	2005	2004
	(Euro in millions)
Gross realized gains	2	2
Gross realized losses	—	—

	2	2

Loan impairment

In January 2005, the Group introduced a new impairment provisioning methodology. This methodology included a number of changes in the approach used to estimate the loan impairment provisions and the accumulation and examination of additional information relating to credit trends and other factors relevant to the Group’s loan portfolio. The application of this revised methodology and the consideration of this additional information had the impact of reducing the estimate of the total credit provisions by €146 million at January 1, 2005. This has been treated as a change in estimate in the 2005 income statement under US GAAP.

The consolidated net income reconciliation also includes an adjustment of €14 million debit relating to the reversal of impairment losses on loans where cash has not been received.

Special purpose vehicles/variable interest entities

The Group has a significant variable interest in four collateralized debt obligations (“CDOs”) set up since 2001, three of which invest in European sub investment grade leveraged finance assets and one in US High Yield Bonds. The cumulative size of these CDOs at December 31, 2005 is €1,481 million (2004: €1,484 million). The Group’s investment and maximum exposure totals €44 million (2004: €47 million). There is no recourse to the Group by third parties in relation to these CDOs. The Group was deemed not to be the primary beneficiary of any VIE at December 31, 2005.

Retirement benefits

The provisions of SFAS No. 87 “Employers’ Accounting for Pensions” is applied when accounting for retirement benefits under US GAAP. The disclosure requirements of SFAS No. 87 have been amended by SFAS No. 132 “Employers Disclosures about Pensions and Other Post-Retirement Benefits”.The Group has applied SFAS No. 87 and SFAS No.132 in preparing its US GAAP information.

The impact of these pronouncements has been included in the US GAAP reconciliation in respect of the main AIB pension plans. These plans make up approximately 95% of AIB Group’s plans in terms of assets and actuarial liabilities.

The components of total pension expense for the main AIB pension plan which arise under SFAS No. 87 are estimated to be as follows:

	Years ended December 31,
	2005	2004
	(Euro in millions)
Service cost	97	86
Interest cost	161	145
Expected return on plan assets	(173)	(164)
Amortization of loss	81	29
Other	1	4

	167	100

An expected rate of return of 6.5% on plan assets was used in determining the net periodic pension cost for the year ended December 31, 2005 (2004: 6.9%).

Actuarial assumptions used in determining the projected benefit obligation at December 31, 2005 included a discount rate in the range of 4.3% - 4.75% (2004: 4.9% - 5.3%), and an increase in future compensation expense of 4% (2004: 4%).

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

The following is a reconciliation of the beginning and ending balances of the benefit obligation, the fair value of the plan assets and an analysis of the funded status of the plans for the years ended December 31, 2005 and 2004.

	December 31,
	2005	2004
	(Euro in millions)
Change in benefit obligation
Benefit obligation at beginning of year	3,217	2,709
Service cost	97	86
Prior service cost	14	—
Interest cost	161	145
Actuarial gain	674	355
Transfers from other Group schemes	34	—
Currency translation adjustments	20	(3)
Benefits paid	(77)	(75)

Benefit obligation at end of year	4,140	3,217

Change in plan assets
Fair value of plan assets at beginning of year	2,447	2,130
Employers’ contributions	109	134
Actual return on plan assets	516	260
Currency translation adjustments	12	(2)
Fair value of plan assets transferred	25	—
Benefits paid	(77)	(75)

Fair value of plan assets at end of year	3,032	2,447

	December 31,
	2005	2004
	(Euro in millions)
Funded status	(1,108)	(770)
Unrecognized transition obligation	47	54
Unrecognized net loss	1,328	1,095
Unrecognized prior service cost	13	—
Unrecognized prior service credit	(55)	(62)

Net amount recognized	225	317

The amounts recognized in the statement of financial position consist of:

Prepaid pension cost	—	317
Accrued benefit cost	(79)	—
Intangible assets	60	—
Minimum liability adjustment - Other Comprehensive Income (OCI)	244	—

Net amount recognized	225	317

There was a minimum liability at December 31, 2005 of €79 million, giving rise to a minimum liability adjustment in Other Comprehensive Income of €171 million, net of tax.

The unrecognized prior service credit arose during the nine months ended December 31, 1992 mainly as a result of changes in the terms of the plans, following the restructure of the main Irish and UK plans during 1991.

Plan assets

The long term asset allocation policy for the assets of the AIB Group Irish Pension Scheme (“the Irish Scheme”), representing the bulk of defined pension assets and liabilities of the Group is as follows:

	December 31,
	2005	2004
Equities	63%	65%
Bonds	13%	18%
Property	10%	14%
Alternative funds	14%	3%

The investment manager has discretion to vary the asset allocation policy on a tactical basis. In general, the asset allocation of the smaller defined benefit pension schemes operated by the Group will not differ significantly from that set out above. Further detail on the actual asset allocation and the long term rate of return expected is detailed in Note 14 – Retirement benefits.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

Plan objectives

The Trustees’ long-term investment objectives are to:

•	Limit the risk of the assets failing to meet the liability of the Schemes over the long-term, and

•	Maximize returns consistent with an acceptable level of risk so as to control the long-term costs of the Defined Benefit Schemes.

The Trustees consider that the investment policy is consistent with meeting their overall long-term investment objectives. In pursuit of these long-term objectives, the Trustees establish an overall benchmark for the allocation of the Defined Benefit Schemes’ assets between asset categories. In addition, each permitted asset class has its own benchmarks, such as the stock market or property valuation indices and desired levels of performance where relevant. As the main defined benefit scheme (the Irish scheme) is a closed scheme, the asset allocation will be reviewed at least triennially, or more frequently if circumstances require it. The process involves an extensive asset and liability review.

Benefits expected to be paid over each of the next five years and in aggregate for the five years thereafter are:

	2006	2007	2008	2009	2010	2011-2016
	(Euro in millions)
AIB Group Irish Pension Scheme	66	71	76	81	87	535
AIB Group UK Pension Scheme	11	12	13	14	15	90

For the year ended December 31,2006 AIB Group expects to contribute €65 million for the AIB Group Irish Pension Scheme and €33 million for the AIB Group UK Pension Scheme.

Included in the pension assets of the AIB Group Irish Pension Scheme at December 31, 2005 was an amount of €64 million in relation to investments in the ordinary share capital of Allied Irish Banks, p.l.c. (€65 million at December 31, 2004).

Post-retirement benefits

Post-retirement benefit liabilities are assessed actuarially on a similar basis to pension liabilities and are discounted at a long-term interest cost. Variations from regular cost are expressed as a percentage of payroll and are spread over the average remaining service lives of current eligible employees.

Under SFAS No. 106 “Employers’ Accounting for Post-Retirement Benefits other than Pensions”, there are certain differences in the actuarial method used and variations in the computation of regular cost as compared with IFRS. The disclosure requirements of SFAS No. 106 have been amended by SFAS No. 132 “Employers Disclosures about Pensions and Other Post-Retirement Benefits”.

The Group has applied SFAS No. 106 and SFAS No. 132 in preparing its US GAAP information.

The following table shows the components of the net periodic post-retirement benefit cost for the years ended December 31, 2005 and 2004.

	Years ended December 31,
	2005	2004
	(Euro in millions)
Service cost	2	1
Interest cost	4	1

	6	2

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

The weighted average annual assumed rate of increase in the per capita cost of covered benefits is 6.5% for 2005 and is assumed to decrease gradually to 5.0% in the year 2008 and will remain at that level thereafter. Increasing or decreasing the assumed health care cost trend rates by one percentage point in each future year would have an immaterial impact on post-retirement benefits costs.

The following is a reconciliation of the beginning and ending balances of the benefit obligation and an analysis of the funded status and the amounts recognized in the Group’s consolidated statement of condition.

	Years ended December 31,
	2005	2004
	(Euro in millions)
Change in benefit obligation
Benefit obligation at beginning of year	23	16
Service cost	2	1
Interest cost	4	1
Amendments	35	—
Actuarial loss	23	6
Benefits paid	(4)	(1)

Benefit obligation at end of year	83	23

Plan assets at fair value	—	—

Funded status	(83)	(23)
Unrecognized net loss	23	6

Accrued post-retirement benefit cost	(60)	(17)

The assumptions used in developing the present value of the post-retirement benefit obligation are as follows:

	Years ended December 31,
	2005	2004
Discount rate	4.30	4.90

Stock compensation plans

At December 31, 2005 the Group had three stock based compensation plans as outlined below. AIB has accounted for its stock based compensation plans under the provisions of Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” and related interpretations. Statement of Financial Accounting Standards 123,” Accounting for Stock-Based Compensation” (“SFAS 123”), allows a company to recognize stock-based compensation using a fair-value based method of accounting if it so elects. AIB has elected not to adopt the recognition provisions of SFAS 123. The compensation cost charged against income for the Group’s performance based plans for the years ended December 31, 2005 and 2004 was €34 million and €25 million respectively.

For the purposes of providing the pro forma disclosures required under SFAS 123, the fair values of stock options granted were estimated at the date of the grants using a binominal option pricing model for 2005 and Black Scholes model for 2004. The following table presents the pro-forma net income and basic and diluted earnings per share that would have been recognized in the consolidated financial statements if the fair value method of accounting for stock options had been used for the years ended December 31, 2005 and 2004.

	Years ended December 31,
	2005	2004
	(Euro in millions)
Net income applicable to ordinary stockholders of AIB in accordance with US GAAP as reported	928	1,169
Stock based compensation expense under fair value method, net of tax	(22)	(20)

Pro-forma net income applicable to ordinary stockholders of AIB in accordance with US GAAP	906	1,149

Net income per American Depositary Share
Basic, as reported	2.23	2.74
Basic, pro-forma	2.18	2.70
Diluted, as reported	2.22	2.73
Diluted, pro-forma	2.17	2.69

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

AIB Share option scheme

See note 13 to the consolidated financial statements.

Employee profit sharing schemes

See note 13 to the consolidated financial statements.

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

No options awards were granted from this plan in 2004 or 2005. See also note 46 to the consolidated financial statements.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

The following summarizes option activity during 2005 and 2004.

	December 31, 2005		December 31, 2004
	Number ‘000	Weighted average exercise price	Number ‘000	Weighted average exercise price
Outstanding at beginning of year	608.2	$27.65	697.0	$27.77
Granted	—	—	—	—
Exercized	(301.8)	$28.63	(32.6)	$28.60
Forfeited	(1.2)	$28.60	(56.2)	$28.60

Outstanding at end of year	305.2	$26.56	608.2	$27.65

(1)	Represent number of AIB ADSs.

The following table summarizes information about fixed options outstanding at December 31, 2005:

	Options outstanding			Options exercisable
	Number outstanding at 12/31/2005 ‘000	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at 12/31/2005 ‘000	Weighted average exercise price
Grant date
8/14/00	35.0	4.6 years	17.72	35.0	17.72
2001 Grants	35.0	5.0 - 5.8 years	21.65	35.0	21.65
2002 Grants	235.2	6.3 - 6.9 years	28.60	235.2	28.60

Total	305.2	6.5 years	$26.56	305.2	$26.56

For purposes of providing the pro-forma disclosures required under SFAS No.123, the fair values of stock options granted in 2002 and 2001, were estimated at the date of the grants using a Black-Scholes option pricing model.

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
Grant date
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

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

At December 31, 2005 and 2004 the Group estimated that the difference between the carrying value of its loan portfolio on the basis of SFAS No. 114 and 118 and its value in the Group’s accounts was such that no adjustment to net income or consolidated ordinary stockholders’ equity was required.

At December 31, 2005, the Group’s net investment in impaired loans amounts to €744 million (2004: €663 million). €683 million (2004: €628 million) of this net investment included specific provisions of €458 million (2004: €333 million). The average level of such impaired lendings during 2005 was approximately €774 million (2004: €704 million). Interest income recognized on impaired loans during the year ended December 31, 2005 amounted to €23 million (2004: €15 million).

Cash flow statements

The consolidated cash flow statements on page 104 have been completed in accordance with IAS 7. The principal difference between the standards relates to the classification of certain transactions as follows.

IAS 7 “Cash and cash equivalents” defines cash as cash on hand and demand deposits, and cash equivalents as short-term, highly liquid investments that are readily available to known amounts of cash and which are subject to an insignificant risk of changes in value. Whilst “short-term” is not defined, the standard suggests a cut off of three months or less from the date of acquisition of the investment, to ensure that investments held for investing activities are not included. The standard also allows for the inclusion of bank overdrafts where they form an integral part of the company’s cash management.

Classification under
	IAS 7	SFAS 95

Non-equity dividends paid	Financing activities	Financing activities

Equity dividends paid	Financing activities	Financing activities

Taxation paid	Operating activities	Operating activities

Net movement in lendings to customers	Operating activities	Investing activities

Net change in finance lease balances receivable	Operating activities	Investing activities

Net increase in deposits	Operating activities	Financing activities

Net movement in current and deposit accounts and other short-term liabilities	Operating activities	Financing activities

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

56.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The term “financial instruments” includes both financial assets and financial liabilities and also derivatives. The fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

Fair value is based upon quoted market prices where available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar instruments and adjusted for differences between the quoted instrument and the instrument being valued. In certain cases, including some lendings to customers, where there are no ready markets, various techniques have been used to estimate the fair value of the instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Readers of these financial statements are advised to use caution when using the data to evaluate the Group’s financial position or to make comparisons with other institutions.

Fair value information is not provided for certain financial instruments or for items that do not meet the definition of a financial instrument. These items include short-term debtors and creditors, intangible assets such as the value of the branch network and the long-term relationships with depositors, premises and equipment and shareholders’ equity. These items are material and accordingly the fair value information presented does not purport to represent, nor should it be construed to represent, the underlying value of the Group as a going concern at December 31, 2005.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

The following table gives details of the carrying amounts and fair values of financial instruments at December 31, 2005 and 2004. As permitted by IFRS 1 “First time adoption of International Financial Reporting Standards” the carrying amount and fair value for 2004 are disclosed as previously reported in the 2004 Annual Report and on Form 20-F.

	December 31, 2005		December 31, 2004
	Carrying amount	Fair value	Carrying amount	Fair value
	(Euro in millions)
Assets
Trading financial instruments(1)
Trading portfolio financial assets	10,113	10,113	—
Trading derivative financial instruments	1,849	1,849	—	—
Debt securities	—	—	7,826	7,826
Equity shares	—	—	84	84
Non-trading financial instruments
Cash and balances at central banks(1)	742	742	887	887
Treasury bills and other eligible bills	201	201	—	—
Items in course of collection(1)	402	402	368	368
Loans and receivables to banks(2)	7,129	7,129	2,320	2,336
Loans and receivables to customers(2)	83,614	83,673	63,211	63,536
Financial investments available for sale	16,864	16,864	—	—
Hedging derivative financial instruments	590	590	—	—
Debt securities and equity shares	—	—	16,361	16,633
Liabilities
Trading financial instruments
Trading portfolio financial liabilities	240	240	—	—
Trading derivative financial instruments	1,779	1,779	—	—
Short positions in securities(1)	—	—	332	332
Non-trading financial instruments
Deposits by banks	29,329	29,328	20,428	20,447
Customer accounts	62,580	62,604	51,397	51,476
Debt securities in issue	17,611	17,609	11,805	11,805
Hedging derivative financial instruments	188	188	—	—
Subordinated liabilities and other capital instruments	3,756	3,859	2,766	2,882
Off-balance sheet assets/(liabilities)
Trading financial instruments(1)
Interest rate contracts	—	—	152	152
Exchange rate contracts	—	—	19	19
Equity contracts	—	—	70	70
Non-trading financial instruments
Interest rate contracts	—	—	48	(12)

(1)	The fair value of these financial instruments is equal to the carrying value. These instruments are either carried at market value, or have minimal credit losses and are either short-term in nature or reprice frequently.

(2)	Finance leases with carrying amount totalling €1,618 million and €1,625 million at December 31, 2005 and 2004, respectively, are excluded. The fair values of the finance leases were €1,617 million, and €1,612 million at December 31, 2005 and 2004 respectively. The carrying values are net of the allowances for loan losses and related unearned income.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

The following methods and assumptions were used by the Group in estimating the fair value for its financial instruments.

Trading portfolio financial assets/liabilities

Trading portfolio financial assets/liabilities are measured at fair value by reference to quoted market prices where available.

Loans and receivables to banks and loans and receivables to customers

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

Financial investments available for sale

The fair value of listed financial investments is based on market prices received from external pricing services or bid quotations received from external securities dealers. The estimated value of unlisted financial investments is based on the anticipated future cashflows arising from these items.

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

Subordinated liabilities and other capital instruments

The estimated fair value of subordinated liabilities is based upon quoted market rates.

Commitments pertaining to credit-related instruments

Details of the various credit-related commitments entered into by the Group and other off-balance sheet financial guarantees are included in note 48. Fees for these instruments may be billed in advance or in arrears on an annual, quarterly or monthly basis. In addition, the fees charged vary on the basis of instrument type and associated credit risk. As a result it is not considered practicable to estimate the fair value of these instruments because each customer relationship would have to be separately evaluated.

Derivative financial instruments

Derivatives used for trading purposes are marked to market using independent prices and are included the consolidated balance sheet at 31 December 2005 and 2004. The Group uses various derivatives, designated as hedges, to manage its exposure to fluctuations in interest rates. The fair value of these instruments is estimated using market prices or pricing models consistent with the methods used for valuing similar instruments used for trading purposes. Derivatives classified as fair value or cash flow hedges are included in the Balance Sheet at 31 December 2005 at fair value. In 2004, hedging derivatives were carried at amortised cost. Details of derivatives in place, including fair values, are included in note 49.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

57.	INTEREST RATE SENSITIVITY

The net interest rate sensitivity of the Group at December 31, 2005 and 2004 is illustrated in the tables below. The tables set out details of those assets and liabilities whose values are subject to change as interest rates change within each repricing time period. Details regarding assets and liabilities which are not sensitive to interest rate movements are also included.The tables show the sensitivity of the balance sheet at one point in time and are not necessarily indicative of positions at other dates. In developing the classifications used in the tables it has been necessary to make certain assumptions and approximations in assigning assets and liabilities to different repricing categories.

	December 31, 2005
	0-3 Months	3-6 Months	6-12 Months	1-5 Years	5 + Years	Non-interest bearing	Trading	Total
	(Euro in millions)
Assets
Treasury bills and other eligible bills	24	177	—	—	—	—	—	201
Loans and receivables to banks	5,947	72	222	—	—	888	—	7,129
Trading portfolio financial assets	—	—	—	—	—	—	10,113	10,113
Loans and receivables to customers	69,956	2,523	2,274	7,169	2,716	594	—	85,232
Financial investments available for sale	4,412	1,796	2,219	5,776	2,486	175	—	16,864
Other assets	—	—	—	—	—	11,818	1,857	13,675

Total assets	80,339	4,568	4,715	12,945	5,202	13,475	11,970	133,214

Liabilities
Deposits by banks	26,728	1,103	1,207	78	—	213	—	29,329
Trading portfolio financial liabilities	—	—	—	—	—	—	240	240
Customer accounts	47,653	1,708	1,622	1,638	74	9,885	—	62,580
Debt securities in issue	14,479	984	1,814	334	—	—	—	17,611
Subordinated liabilities and other capital instruments	1,149	85	—	—	2,522	—	—	3,756
Other liabilities	—	—	—	—	—	10,829	1,700	12,529
Stockholders’ equity	—	—	—	—	—	7,169	—	7,169

Total liabilities	90,009	3,880	4,643	2,050	2,596	28,096	1,940	133,214
Derivative financial instruments affecting interest rate sensitivity	9,327	(1,785)	(3,423)	(112)	(4,007)	—	—	—

	99,336	2,095	1,220	1,938	(1,411)	28,096	1,940	133,214

Interest sensitivity gap	(18,997)	2,473	3,495	11,007	6,613	(14,621)	10,030
Cumulative interest sensitivity gap	(18,997)	(16,524)	(13,029)	(2,022)	4,591	(10,030)	—

	Euro m	Euro m	Euro m	Euro m	Euro m	Euro m	Euro m
Interest sensitivity gap	(8,234)	959	2,607	6,764	4,683	(12,620)	4,816
Cumulative interest sensitivity gap	(8,234)	(7,275)	(4,668)	2,096	6,779	(5,841)	(1,025)

	US $m	US $m	US $m	US $m	US $m	US $m	US $m
Interest sensitivity gap	(6,338)	909	575	2,107	433	2,064	1,702
Cumulative interest sensitivity gap	(6,338)	(5,429)	(4,854)	(2,747)	(2,314)	(250)	1,452

	Stg m	Stg m	Stg m	Stg m	Stg m	Stg m	Stg m
Interest sensitivity gap	(1,344)	214	51	1,789	1,441	(3,590)	1,417
Cumulative interest sensitivity gap	(1,344)	(1,130)	(1,079)	710	2,151	(1,439)	(22)

	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m
Interest sensitivity gap	(1,652)	588	250	228	—	(503)	573
Cumulative interest sensitivity gap	(1,652)	(1,064)	(814)	(586)	(586)	(1,089)	(516)

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

As permitted by IFRS 1 ‘First time adoption of International Financial Reporting Standards’ the following interest rate sensitivity table for 2004 is disclosed as previously reported in the 2004 Annual Report and Accounts.

	December 31, 2004
	0-3 Months	3-6 Months	6-12 Months	1-5 Years	5 years +	Non- interest bearing	Trading	Total
	(Euro in millions)
Assets
Loans and advances to banks	1,251	186	85	—	—	798	—	2,320
Loans and advances to customers	54,984	2,184	1,683	3,456	2,529	—	—	64,836
Debt securities	3,687	898	1,344	6,806	3,515	—	7,826	24,076
Other assets	—	—	—	—	—	10,102	906	11,008

Total assets	59,922	3,268	3,112	10,262	6,044	10,900	8,732	102,240

Liabilities
Deposits by banks	13,716	3,360	3,086	—	183	83	—	20,428
Customer accounts	37,253	1,275	1,100	2,662	226	8,881	—	51,397
Debt securities in issue	9,501	1,087	1,068	149	—	—	—	11,805
Subordinated liabilities	1,500	73	—	—	1,192	—	—	2,765
Other liabilities	—	—	—	—	—	9,053	1,211	10,264
Stockholders’ equity	—	—	—	—	—	5,581	—	5,581

Total liabilities	61,970	5,795	5,254	2,811	1,601	23,598	1,211	102,240
Off-balance sheet items affecting interest rate sensitivity	5,131	(4,560)	(1,835)	1,933	(669)	—	—	—

	67,101	1,235	3,419	4,744	932	23,598	1,211	102,240

Interest sensitivity gap	(7,179)	2,033	(307)	5,518	5,112	(12,698)	7,521
Cumulative interest sensitivity gap	(7,179)	(5,146)	(5,453)	65	5,177	(7,521)	—

	Euro m	Euro m	Euro m	Euro m	Euro m	Euro m	Euro m
Interest sensitivity gap	(960)	2,313	102	2,676	3,222	(11,149)	3,675
Cumulative interest sensitivity gap	(960)	1,353	1,455	4,131	7,353	(3,796)	(121)

	US $m	US $m	US $m	US $m	US $m	US $m	US $m
Interest sensitivity gap	(4,087)	147	198	458	341	2,195	1,122
Cumulative interest sensitivity gap	(4,087)	(3,940)	(3,742)	(3,284)	(2,943)	(748)	374

	Stg m	Stg m	Stg m	Stg m	Stg m	Stg m	Stg m
Interest sensitivity gap	(615)	88	(590)	1,713	1,411	(3,463)	1,392
Cumulative interest sensitivity gap	(615)	(527)	(1,117)	596	2,007	(1,456)	(64)

	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m
Interest sensitivity gap	(1,267)	(98)	(26)	510	116	187	345
Cumulative interest sensitivity gap	(1,267)	(1,365)	(1,391)	(881)	(765)	(578)	(233)

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

58.	FRAUDULENT FOREIGN EXCHANGE TRADING ACTIVITIES

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

December 31, 2002
(Euro in millions)
Net income attributable to the ordinary stockholders
Per Irish Legislation Annual Report and Accounts	1,034
Adjustments
Exceptional losses	(18)
Administration expenses	(10)
Taxation	10

Per Annual Report on Form 20-F	1,016

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

59.	RECONCILIATIONS OF IRISH GAAP TO IFRS

As stated in First time adoption of International Financial Reporting Standards (“IFRS”) and in Note 1 to the consolidated financial statements, these are the Group’s first Financial Statements prepared in accordance with IFRS.

In order to prepare the IFRS opening balance sheet, it was necessary to adjust the amounts reported in the Financial Statements prepared in accordance with Irish GAAP to reflect the application of the International Financial Reporting Standards.

Reconciliations of the transition from Irish GAAP to IFRS are set out below, and explain how the transition has affected the financial position and performance of the Group.

The balance sheet reconciliations present the restatement of the Group balance sheets at December 31, 2004 from Irish GAAP to IFRS including the impacts of IAS 32, IAS 39 and IFRS 4 at January 1, 2005.

The Income statement reconciliation presents for the Group the restatement from Irish GAAP Profit and Loss account to IFRS Income statement for the year ended December 31, 2004.

Reconciliations between Irish GAAP and IFRS are summarized in note 1 of stockholders’ equity at December 31, 2004 before the implementation of IAS 32, IAS 39 and IFRS 4 and at January 1, 2005 following the implementation of IAS 32, IAS 39 and IFRS 4.

Additionally, detailed explanations of the key differences between Irish GAAP and IFRS impacting the Group’s financial statements are set out in this note.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

Consolidated balance sheets

	December 31, 2004 IFRS adjustments				January 1, 2005 IAS 32, 39 & IFRS 4
	Irish GAAP	Reclassi- fication	To equity	IFRS	Reclassi- fication	To equity	IFRS
	(Euro in millions)
Assets
Cash and balances at central banks	887	—	—	887	—	—	887
Items in course of collection	368	—	—	368	—	—	368
Trading portfolio financial assets	—	—	—	—	7,957	—	7,957
Financial assets designated at fair value through profit or loss	—	—	—	—	1,871	—	1,871
Derivative financial instruments	—	—	—	—	2,419	162	2,581
Loans and receivables to banks	2,320	220	—	2,540	(2)	—	2,538
Loans and receivables to customers	64,836	(98)	—	64,738	894	60	65,692
Financial investments available for sale	—	—	—	—	15,397	323	15,720
Debt securities and equity shares	24,271	1,871	—	26,142	(26,142)	—	—
Interests in associated undertakings	1,317	—	62	1,379	(1)	17	1,395
Intangible assets and goodwill	380	109	51	540	—	—	540
Property, plant and equipment	785	(40)	—	745	—	—	745
Other assets	2,247	350	—	2,597	(963)	(199)	1,435
Current taxation	—	25	—	25	—		25
Deferred taxation	198	23	7	228	—	(24)	204
Prepayments and accrued income	918	—	2	920	—	(59)	861
Long-term assurance business attributable to shareholders	467	(467)	—	—	—	—	—
Long-term assurance business attributable to policyholders	3,246	(3,246)	—	—	—	—	—

Total assets	102,240	(1,253)	122	101,109	1,430	280	102,819

Liabilities
Deposits by banks	20,428	—	—	20,428	—	—	20,428
Customer accounts	51,397	(1,246)	—	50,151	—	—	50,151
Trading portfolio financial liabilities	—	—	—	—	332	—	332
Derivative financial instruments	—	—	—	—	2,318	223	2,541
Investment and insurance contract liabilities	—	3,286	—	3,286	601	—	3,887
Debt securities in issue	11,805	—	—	11,805	—	—	11,805
Current taxation	—	175	—	175	—	22	197
Other liabilities	3,899	(184)	(328)	3,387	(1,794)	—	1,593
Accruals and deferred income	911	—	2	913	(27)	(181)	705
Retirement benefit liabilities	676	187	23	886	—	—	886
Provisions for liabilities and charges	122	—	—	122	—	—	122
Deferred taxation	123	(151)	80	52	—	(14)	38
Subordinated liabilities and other capital instruments	2,766	—	—	2,766	—	(315)	2,451
Long-term assurance business attributable to policyholders	3,320	(3,320)	—	—	—	—	—

Total liabilities	95,447	(1,253)	(223)	93,971	1,430	(265)	95,136

Stockholders’ equity
Issued share capital	294	—	—	294	—	—	294
Share premium account	1,693	—	—	1,693	—	—	1,693
Other equity interests	182	—	—	182	—	315	497
Reserves	977	—	8	985	—	205	1,190
Profit and loss account	2,435	—	338	2,773	—	25	2,798
Stockholders’ equity	5,581	—	346	5,927	—	545	6,472
Minority interests	1,212	—	(1)	1,211	—	—	1,211

Stockholders’ equity (including minority interests)	6,793	—	345	7,138	—	545	7,683

Total liabilities, stockholders’ equity and minority interests	102,240	(1,253)	122	101,109	1,430	280	102,819

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	December 31, 2004 Irish GAAP	IFRS adjustments	December 31, 2004 IFRS
	(Euro in millions)
Consolidated income statement
Net interest income	2,036	98	2,134
Other finance income	18	(18)	—
Other non-interest income	1,234	264	1,498

Total operating income	3,288	344	3,632
Insurance claims	—	309	309
Operating expenses	1,886	8	1,894

Operating income before provisions	1,402	27	1,429
Provisions	135	(2)	133

Operating income	1,267	29	1,296
Share of results of associated undertakings	201	(69)	132
Amortization of goodwill on acquisition of associated undertaking	(52)	52	—
Gain on disposals	26	—	26

Income before taxes	1,442	12	1,454
Taxation	339	(64)	275

Income after taxes	1,103	76	1,179	(1)
Income attributable to minority interests	30	(1)	29
Dividends on non-equity shares	5	(1)	4

Net income applicable to ordinary stockholders	1,068	78	1,146

(1)	Reflects the December 31, 2004 IFRS income statement prior to the restatement to represent the results of Ark Life as a discontinued operation (note 2).

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

The key differences between Irish GAAP and IFRS impacting the Group’s financial statements are as follows:

(a)	Basis of consolidation

In order to reflect the different nature of the stockholders’ and policyholders’ interests in the long-term assurance business, these were classified under separate headings in the consolidated balance sheet under Irish GAAP.

Movements in the value of the long-term assurance business attributable to stockholders, were presented in the profit and loss account grossed up at the statutory tax rate.

IAS 27 “Consolidated and separate financial statements” requires that all entities are consolidated on a line by line basis, except in very limited circumstances. The assets and liabilities of the life assurance subsidiary are consolidated on a line by line basis and all intra group transactions are eliminated. The income and expense of the life assurance subsidiary is shown within each relevant line item of the income statement whereas under Irish GAAP it was shown as a one line item. Movements in the value of the long-term assurance business is presented net of tax.

IFRS also requires the consolidation of certain entities that were not required under Irish GAAP, including securitization vehicles where appropriate.

(b)	Cash and cash equivalents

Under Irish GAAP, cash comprised cash and balances at central banks and loans and receivables to banks repayable on demand.

Under IFRS, this is a presentation change on the face of the cash flow statement, resulting in an increase in the amount of cash and cash equivalents reported, as it now includes short-term non-equity investments and bank overdrafts.

(c)	Financial instruments

Debt securities held as financial fixed assets were accounted for on a historic cost basis under Irish GAAP. These debt securities were stated in the balance sheet at cost, adjusted for the amortization of any premiums or discounts arising on acquisition and provisions for impairment. Debt securities held for trading purposes were stated in the balance sheet at market value. Both realized and unrealized profits on trading securities were taken directly to the statement of income and included within dealing profits.

Under IAS 32 and 39, all debt securities and equity shares are classified and disclosed within one of the following three categories: held-to-maturity; available-for-sale; or held at fair value through profit or loss.

Held-to-maturity financial instruments are stated in the balance sheet at cost, adjusted on an effective interest basis for the amortization of any premiums or discounts arising on acquisition and provisions for impairment. The amortization of premiums and discounts is included in net interest income. Provisions for impairment are included in the income statement.

Available-for-sale financial instruments are stated in the balance sheet at fair value with unrealized holding gains and losses reported net of applicable taxes as a separate component in stockholders’ equity.

Debt securities held at fair value through profit or loss are stated in the balance sheet at market value with unrealized gains and losses recognized immediately in the income statement. This has two sub categories: financial assets held for trading; and those designated at fair value through profit or loss.

Almost all of AIB’s financial instruments, which were previously held as financial fixed assets, were classified as available-for-sale on transition to IFRS. This gave rise to an adjustment to equity on transition.

(d)	Derivatives

Non-trading derivative transactions comprise transactions held for hedging purposes as part of the Group’s risk management strategy against assets, liabilities, positions or cash flows, themselves accounted for on an accruals basis. The gains and losses on these instruments (arising from changes in fair value) were not recognized in the profit and loss account immediately as they arose. Derivative transactions entered into for hedging purposes were recognised in the accounts on an accruals basis consistent with the accounting treatment of the underlying transaction or transactions being hedged.

IAS 39 “Financial instruments: recognition and measurement” requires all derivatives be recognized as either assets or liabilities in the balance sheet at their fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation, this being either fair value hedges or cash flow hedges.

Interest income and expense on derivatives classified as hedges is recorded within interest income or expense as appropriate.

The mark to market of derivatives classified as fair value hedges is recognised in the income statement within other financial income. The mark to market of derivatives designated as cash flow hedges is accounted for in equity, net of the deferred tax impact.

Because hedge effectiveness rules within IAS 39 have a stricter definition of qualifying hedges, this has resulted in the recognition of current hedging derivatives at fair value with no matching offset where the associated hedging relationship has

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

not met the IAS 39 hedging requirements. There was also an impact on transition due to fair value movements on derivatives in existing hedge relationships, that are designated as cash flow hedges being taken to the cash flow hedging reserve in equity.

(e)	Netting

Under Irish GAAP, where the amounts owed by the Group and the counterparty are determinable and in freely convertible currencies and where the Group had the ability to insist on net settlement which is assured beyond doubt and is based on a legal right to settle net that would survive the insolvency of the counterparty, the amounts were shown in the balance sheet as net assets or net liabilities as appropriate.

Under IAS “Financial instruments: disclosure and presentation”, netting is only allowed if the entity currently has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

(f)	Loan impairment - allowance and provision for losses

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

Application of the IFRS incurred loss model to AIB results in a reduction in the overall level of provisions carried at the balance sheet date and a transition adjustment to equity. In addition, on recognition of individual impairment, the impairment loss will be higher than that recorded under current GAAP due to the requirement to discount the recoverable cash flows.

The higher impairment loss will be offset by the recognition of income on the net recoverable amount due to the passage of time.

(g)	Loan origination - interest income and expense recognition

Under Irish GAAP, interest income and expense was recognized in the profit and loss on an accruals basis over contract lives except in respect of non-performing loans where interest was not taken to the profit and loss account when recovery was doubtful. Fees which are considered to increase the yield on transactions were spread over the lives of the underlying transactions on a level yield basis. All costs associated with mortgage incentive schemes were charged in the period in which the expense was incurred. Fees and commissions received for services provided were recognized when earned. Fees and commissions payable to third parties in connection with lending arrangements were charged to the profit and loss account as incurred.

On transition to IFRS, certain fees receivable, and fees and commissions payable that had previously been taken to the profit and loss account were treated as deferred income and deferred costs and shown within loans and receivables. This gave rise to a reclassification from liabilities and a transition adjustment to equity. These deferred fees and costs will be amortized on an effective interest basis to the statement of income over the expected residual lives of the financial instruments. The change in policy gave rise to a reclassification from fee income/fee expense and administrative expenses to interest income with an impact on the net interest margin.

(h)	Finance leases

Income from finance leasing transactions was apportioned over the primary leasing period on an after tax basis in proportion to the net cash investment using the investment period method for Irish GAAP. Rentals received in advance but not yet amortized to the profit and loss account were included in other liabilities.

Under IAS 17 “Leases”, income from finance leasing transactions is apportioned over the primary leasing period at a rate calculated to give a constant rate of return on the investment in the lease, without taking into account the taxation flows generated by the lease.

Finance lease receivables are stated in the balance sheet at the gross rentals receivable, less income allocated to future periods and provisions for impairment. The reclassification of rentals received in advance from liabilities to assets reduces the size of the balance sheet.

(i)	Interests in associated undertakings

Under Irish GAAP, the attributable share of income of associated undertakings was included in the consolidated profit and loss account using the equity method of accounting.

The Group share of tax of associates was included within the Group’s tax charge in the Group profit and loss account and disclosed separately in the notes to the accounts.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

IAS 1 “Presentation of Financial Statements” requires the Group to include its share of the income of associated undertakings as a single item on a net of tax basis in the consolidated statement of income.

(j)	Intangible assets and goodwill

Under Irish GAAP, goodwill was amortized to the profit and loss account over its estimated useful economic life.

Under IFRS, from January 1, 2004, there was no amortization of goodwill recorded at December 31, 2003 (after adjusting for intangible assets required to be recognized under IFRS and any adjustments made to provisional fair values on acquisitions). However, goodwill will be the subject of impairment testing at least annually under IFRS. In the event of impairment, the absence of previous amortization would lead to larger impairment charges than would have been necessary under Irish GAAP.

Goodwill previously written off to reserves prior to 1998 will not be taken into account in the calculation of profit or loss on disposal of subsidiary or associated undertakings. This will generate a higher profit, or lower loss, on disposal of subsidiary or associated undertakings acquired prior to 1998, under IFRS. The cessation of goodwill amortization had a positive impact on the income statement for the year ended December 31, 2004.

(k)	Software and software development costs

For Irish GAAP reporting, operating software and application software were capitalized with computer hardware within tangible fixed assets. AIB capitalized software development costs under FRS 15, when it lead to the creation of a definable software asset, subject to a de-minimise limit.

IAS 38 “Intangible assets & system development costs” requires capitalization of computer software development costs as an intangible asset, where the entity will generate future economic benefits from the asset that will flow to the entity, and the cost of the asset can be measured reliably. Capitalized costs are amortized over the software’s estimated useful life.

The classification criteria of IFRS gave rise to a reclassification from tangible fixed assets to intangible assets, being the carrying value of previously recognized operating software.

The recognition requirements within IAS 38 increased stockholders’ equity due to an increase in capitalized assets.

(l)	Acceptances

Acceptances were accounted for on a net basis under Irish GAAP. There was no gross up of the amount to be paid and the amount receivable from the originator and thus no balance appeared in the balance sheet in relation to these products.

IAS 39 requires the recognition of a liability for acceptances from the date of acceptance. A corresponding asset due from the originator is also recognized.

(m)	Taxation

Under IFRS, additional deferred tax balances arise on transition in respect of temporary differences not previously recognized. These include temporary differences relating to the revaluation of properties and the roll over of taxable gains and the additional tax that may arise on unremitted profits of associated and subsidiary companies.

There will be continuing income statement implications from IAS 12, particularly the requirement to reflect the additional tax that would be payable on the remittance of profits by associated companies.

(n)	Long term assurance business

Accounting for contracts meeting the IFRS definition of insurance business is not impacted by IFRS 4.

Accounting for investment products under IAS 39 serves to delay the recognition of income for a number of reasons. There is a narrower definition of costs that can be deferred on the sale of investment products. Initial charges on the sale of investment products are deferred and accrued over the expected life of the product. There is no opportunity to account for the future surpluses on an embedded value basis.

As a consequence, there was a reduction in equity on transition, as the valuation of the discounted future earnings expected to emerge from the business currently in force in the balance sheet will decrease. Income will be recognized on these contracts in later periods due to the change in the valuation basis.

(o)	Classification of financial liabilities

Under Irish GAAP capital instruments that are not shares were treated as liabilities if they involved an obligation to transfer economic benefits. All other capital instruments were reported in stockholders’ funds.

Under IFRS, financial instruments with an obligation to pay interest or repay principal are classified in the balance sheet as liabilities. Financial instruments with no obligation to pay interest or repay principal are classified as equity.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

The impact on the balance sheet was as follows:

The US $ 250 million non-cumulative preference shares are now classified as debt while the Reserve Capital Instruments are classified as equity. This is a presentation change that will impact the face of the income statement and the balance sheet.

(p)	Employee and retirement benefits

Under FRS 17 “Retirement Benefits” the current service cost and past service cost of the defined benefit plans was charged to operating income and the expected return on assets, net of the change in the present value of the plan liabilities arising from the passage of time, was credited to other finance income. Pension scheme assets were recognized in the balance sheet at their fair value based on current mid prices. The net pension scheme liabilities were shown in the balance sheet net of deferred taxation.

(q)	Dividends

Equity dividends declared after the balance sheet date but before the accounts were approved by the Directors were treated as a deduction on the face of the profit and loss account and as a liability at the balance sheet date.

Dividends on preference shares were included in the profit and loss account on an accruals basis in accordance with FRS 4 “Capital Instruments”.

Under IAS 10 “Events after the balance sheet date” dividends declared after the balance sheet date are not recognized as a liability at the balance sheet date.

In respect of preference shares recognised as stockholders’ equity, dividends are accounted for as a movement in stockholders’ equity and as a charge against earnings per share when they are declared.

(r)	Share based payments

Under Irish GAAP, no expense was recognized for grants of options under the share option plans.

An expense was recognized for grants awarded under the long term incentive plan schemes, equivalent to the intrinsic value of the shares awarded. This was charged to the profit and loss account over the vesting period, based on the number of options that were expected to vest. An expense was recognized in respect of Save-As-You-Earn schemes.

IFRS 2 “Share-based Payment” requires a fair value based method of accounting for all share-based payments. This value is determined using an options pricing model.

AIB elected to apply IFRS 2 to all equity settled share based payments occurring after November 7, 2002 that had not vested by January 1, 2005.

Applying IFRS 2 to AIB’s share based payment plans gave rise to a higher expense than that arising under Irish GAAP. It also gave rise to some changes in the timing of recognition of the expense with a transition adjustment at January 1, 2004.

(s)	Foreign currency

IFRS 1 permits companies to deem cumulative exchange differences as zero at January 1, 2004. This will primarily be a presentation change within stockholders’ equity.

60.	POST-BALANCE SHEET EVENTS

There have been no material post-balance sheet events which would require disclosure or adjustment to the December 31, 2005 Financial Statements. On February 21, 2006, the Board of Directors reviewed the Financial Statements and authorized them for issue. These Financial Statements were approved at the Annual General Meeting of Shareholders on April 26, 2006.

AIB Mortgage Bank

On February 13, 2006 home mortgages in the amount of €13.6 billion were transferred from Allied Irish Banks, p.l.c. to AIB Mortgage Bank, a wholly owned subsidiary and a designated mortgage credit institution for the purposes of the Asset Covered Securities Act, 2001.

61.	DIVIDENDS

Final dividends were not accounted for until they were approved at the Annual General Meeting of Shareholders on April 26, 2006. It was recommended that a final dividend of Eur 42.30c per ordinary share, amounting to a total of €368 million, be paid on April 27, 2006. The Financial Statements for the year ended December 31, 2005 do not reflect this resolution, which will be accounted for in stockholders’ equity as an appropriation of retained profits in the year ending December 31, 2006.

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

IN RELATION TO THE ACCOUNTS

The following statement, which should be read in conjunction with the statement of auditors’ responsibilities set out within their audit report, is made with a view to distinguishing for stockholders the respective responsibilities of the directors and of the auditors in relation to the accounts.

The directors are responsible for preparing the Annual Report and the group and parent company accounts, in accordance with applicable law and regulations.

The Companies Acts require the directors to prepare group and parent company accounts for each financial year. Under the Acts, the directors are required to prepare the group accounts in accordance with international financial reporting standards (“IFRS”), adopted from time to time by the European Commission, in accordance with Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of July 19, 2002. The directors have elected to prepare the parent company accounts in accordance with Generally Accepted Accounting Practice in Ireland, comprising applicable law and the accounting standards issued by the Accounting Standards Board and promulgated by the Institute of Chartered Accountants in Ireland.

The accounts are required by law and IFRS to present fairly the financial position and performance of the group; the Companies Acts provide in relation to such accounts that references to accounts giving a true and fair view are references to their achieving a fair presentation.

In preparing each of the group and parent company accounts, the directors are required to:

•	select suitable accounting policies and then apply them consistently;

•	make judgements and estimates that are reasonable and prudent; and

•	prepare the accounts on the going concern basis unless it is inappropriate to presume that the group and the parent company will continue in business.

The directors consider that, in preparing the accounts on pages 87 to 185, which have been prepared on a going concern basis, the parent company and the group have, following discussions with the auditors, used appropriate accounting policies consistently applied and supported by reasonable and prudent judgements and estimates and that all accounting standards, which, following discussions with the auditors, they consider applicable, have been followed (subject to any explanations and any material departures disclosed in the notes to the accounts).

The directors are responsible for taking all reasonable steps to secure that the company causes to be kept proper books of account that disclose with reasonable accuracy at any time the financial position of the parent company and enable them to ensure that its accounts comply with the Companies Acts. They have also general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

Under applicable law and the requirements of the Listing Rules issued by the Irish Stock Exchange, the directors are also responsible for preparing a Directors’ Report and reports relating to directors’ remuneration and corporate governance that comply with that law and those rules.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the company’s website. Legislation in Ireland governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

The directors, having prepared the accounts, have requested the auditors to take whatever steps and undertake whatever inspections they consider to be appropriate for the purpose of enabling them to give their audit report.

ALLIED IRISH BANKS, p.l.c.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM - KPMG

To the Members and Board of Directors of Allied Irish Banks, p.l.c.

We have audited the accompanying consolidated balance sheets of Allied Irish Banks, p.l.c. and its subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, cash flows and changes in stockholders’ equity for each of the years in the two-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Allied Irish Banks, p.l.c. as of December 31, 2005 and 2004 and the results of its operations and cash flows for each of the years in the two-year period ended December 31, 2005 in conformity with the International Financial Reporting Standards (“IFRSs”) as adopted by the EU.

International Financial Reporting Standards (“IFRSs”) as adopted by the EU vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 55 to the consolidated financial statements.

KPMG

Chartered Accountants

Dublin, Ireland

May 19, 2006

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant, Allied Irish Banks, p.l.c., certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 19th day of May, 2006.

ALLIED IRISH BANKS, p.l.c. (Registrant)

By:	JOHN O’DONNELL
Name: John O’Donnell
Title: Group Finance Director

AGM 2006

Special Resolutions

Special resolutions passed at Annual General Meeting of Allied Irish Banks, p.l.c. held on April 26, 2006.

1.	To consider and, if thought fit, pass a Special Resolution in the following terms:

“That the Company and/or any subsidiary (as such expression is defined by Section 155 of the Companies Act 1963) of the Company be and is hereby generally authorised to make market purchases (as defined by Section 212 of the Companies Act 1990 (“the 1990 Act”)) of Ordinary Shares of €0.32 each of the Company (“share” or “shares” as appropriate) on such terms and conditions and in such manner as the Directors, or, as the case may be, the Directors of such subsidiary, may from time to time determine, but subject however to the provisions of the 1990 Act and to the following restrictions:

(a)	the maximum number of shares so authorised to be acquired shall be 91.8 million;

(b)	the minimum and maximum prices which may be paid for any such share shall be determined in accordance with Article 52 of the Articles of Association.

The authority hereby conferred shall be effective from 27th April 2006 and shall expire at the close of business on the earlier of the date of the next Annual General Meeting, or 25th October 2007, unless previously varied, revoked or renewed in accordance with the provisions of Section 215 of the 1990 Act. The Company, or any such subsidiary, may, before such expiry, enter into a contract for the purchase of shares which would or might be wholly or partly executed after such expiry and may complete any such contract as if the authority conferred hereby had not expired.”

Explanatory Note

This resolution enables the Company, if the Directors so decide, to buy up to 91.8 million Ordinary Shares in the market, being approximately 10% of the number of shares in issue. The maximum price that may be paid for each share is 5% above the average closing price of the shares on the Irish Stock Exchange for the previous five business days. The minimum price that may be paid for each share is its nominal value. The authority will remain in force until the AGM in 2007 or 25th October 2007, whichever is earlier.

There are options outstanding over some 18.0m Ordinary Shares, which represent 1.96% of the issued Ordinary Shares (2.06% when shares held as Treasury Shares are excluded). Were this authority to be used in full and the shares cancelled, the outstanding options would represent 2.18% of the issued Ordinary Shares.

2.	Subject to the passing of the Resolution set out at item 6 above, to consider and, if thought fit, pass a Special Resolution in the following terms:

“That for the purposes of Section 209 of the Companies Act 1990 (“the 1990 Act”), the price range within which any treasury shares for the time being held by the Company may be re-issued off-market shall be determined in accordance with Article 53 of the Articles of Association. The authority hereby conferred shall be effective from 27th April 2006 and shall expire at the close of business on the earlier of the date of the next Annual General Meeting, or 25th October 2007, unless previously varied or renewed in accordance with the provisions of Section 209 of the 1990 Act”

Explanatory Note

This resolution sets the price range for the re-issue off-market of treasury shares. If any shares are re-issued under the employee share schemes, the price will be determined as provided for in the rules of the schemes. If the shares are re-issued in any other circumstances, the price may not be more than 5% below, or 20% above, the average closing price of the shares on the Irish Stock Exchange for the previous five business days.

The Company currently holds some 43.0 million Ordinary Shares, as treasury shares. These shares were purchased in the market in 2003 under authority given by the shareholders; a further 5.6m Ordinary Shares are held by a subsidiary company, under a similar authority.

3.	To consider and, if thought fit, pass a Special Resolution in the following terms:

“That the power conferred on the Directors by paragraph (b) (ii) of Article 8 of the Articles of Association be and is hereby renewed for the period ending on the date of the Annual General Meeting in 2007 or, if earlier, 25th July 2007, and for such period the Section 23 Amount (as defined in paragraph (d)(iv) of the said Article) shall be €14.69 million.”

Explanatory Note

This resolution renews the Directors’ authority to allot shares for cash, without being required to offer such shares firstly to existing shareholders. The authority would remain in force until the AGM in 2007 or, if earlier, 25th July 2007. The proposed limit represents approximately 45.9 million Ordinary Shares, which is approximately 5% of the issued Ordinary Shares, and accords with the Guidelines of the Irish Association of Investment Managers.