Form 20-F
period 2006-12-31
ALLIED IRISH BANKS PLC
filed 2007-05-30
CIK 850364

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR l5(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR l5(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Item 17  ☐    Item18  ☒

ALLIED IRISH BANKS, p.l.c.

ANNUAL REPORT ON FORM 20-F

FOR THE YEAR ENDED DECEMBER 31, 2006

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

In this Annual Report, references to “US dollars”, “dollars”, “US$”, “cents” or “¢” are to United States currency, references to “EUR”, “euro”, “€” or “c” are to euro currency, references to “sterling” or “Stg£” are to British currency, references to “zloty”, “PLN” or “zl” are to Polish currency and references to “Yen” are to Japanese currency. Merely for convenience, this Annual Report contains translation of certain euro amounts into dollars at specified rates. These translations should not be construed as representations that the euro amounts actually represent such dollar amounts or could be converted into dollars at the rate indicated or at any other rate. Unless otherwise indicated, the translations of euro into dollars have been made at €1.00 to US$ 1.3374, the noon buying rate in the City of New York for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York (“the noon buying rate”) on March 30, 2007.

The following table shows, for the periods and dates indicated, certain information regarding the noon buying rate, expressed in US dollars per euro.

	Period end(1)	Average rate(2)	High	Low
Year ended Dec. 31, 2002	1.0485	0.9495	1.0485	0.8594
Year ended Dec. 31, 2003	1.2597	1.1411	1.2597	1.0361
Year ended Dec. 31, 2004	1.3538	1.2487	1.3625	1.1801
Year ended Dec. 31, 2005	1.1842	1.2488	1.3476	1.1667
Year ended Dec. 31, 2006	1.3197	1.2598	1.3327	1.1860

(1)

The noon buying rate at such dates differed from the rates used in the preparation of AIB Group’s consolidated financial statements, which were US$ 1.0487, US$ 1.2630, US$ 1.3621, US$ 1.1797 and US$ 1.317 to €1.00 at December 31, 2002, 2003, 2004, 2005 and 2006 respectively.

(2)	The average rate for each period is the average of the noon buying rates on the last day of each month during that period.

On May 23, 2007 the noon buying rate was EUR1.00 = US$ 1.3482

The accounting policy in respect of the translation of profits and losses arising in foreign locations is set out on page 101.A significant proportion of the Group’s earnings are denominated in currencies other than the euro. As a result, movements in exchange rates can have an impact on earnings growth. In 2006, the US dollar and sterling average accounting rates remained broadly stable relative to the euro and the Polish zloty strengthened relative to the euro by 3% compared with the year to December 2005. The average accounting rates, were as follows: €1 : US$ 1.26 (2005 : US$ 1.25; 2004: US$1.25); €1 : Stg£ 0.68 (2005 : Stg£ 0.69; 2004: Stg £0.68); €1 : PLN 3.90 (2005 : PLN 4.03; 2004: PLN 4.53).

Details of the exchange rates used in the preparation of the Consolidated Financial Statements are set out in Note 51 of this report.

FORWARD–LOOKING INFORMATION

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations and business of the Group and certain of the plans and objectives of the Group. In particular, among other statements, certain statements in the Operating and Financial Review and Prospects with regard to management objectives, trends in results of operations, margins, risk management and competition are forward-looking in nature. Accordingly, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, changes in economic conditions globally and in the regions in which the Group conducts its business, changes in fiscal and other policies adopted by various governments and regulatory authorities, the effects of competition in the geographic and business areas in which the Group conducts its operations, the ability to increase market share and control expenses, the effects of changes in taxation and accounting standards and practices, acquisitions, future exchange and interest rates and the success of the Group in managing these events. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made.

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

Selected financial data

The financial information set forth in the tables below for the years ended December 31, 2006, 2005, 2004, 2003 and 2002 has been derived from the audited Consolidated Financial Statements of AIB Group for those periods. AIB Group’s Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) for the years ended December 31, 2006, 2005 and 2004 (except for the application of IAS 32, IAS 39 and IFRS 4 which apply with effect from January 1, 2005) and in accordance with Irish Generally Accepted Accounting Principles (“GAAP”) for the years ended December 31, 2003 and 2002 except as described below in respect of the total costs arising from the fraudulent foreign exchange trading activities (“Fraudulent Activities”) at Allfirst Bank, which differs in certain significant respects from US GAAP, as outlined in Note 53 of this report. This information should be read in conjunction with, and is qualified by reference to, the accounting policies adopted, the Consolidated Financial Statements of AIB Group and notes thereon for the years ended December 31, 2006, 2005 and 2004 included in this Annual Report.

In accordance with Irish GAAP, the total costs arising from the Fraudulent Activities at Allfirst Bank, which were identified in February 2002, were reflected by way of an exceptional pre-tax charge of €789 million (after tax €513 million) in the accounts for the year ended December 31, 2001. Under US reporting requirements, the losses arising from the Fraudulent Activities are charged in the years in which they occurred. As a result, the financial information included in this Annual Report in respect of 2002 reflects the losses that occurred in that year. The costs of €50 million in relation to investigation related charges amounted to €26 million in 2004 and €24 million in 2003. These charges relate to the application of prices to foreign exchange products without regulatory approval.

	Years ended December 31,
	2006		2006	2005	2004	2003	2002
	(Dollars in millions, except per share amounts)		IFRS	IFRS	IFRS	IR GAAP	IR GAAP
	(Euro in millions, except per share amounts)
Summary of consolidated statement of income(1)
Net interest income	4,011		2,999	2,530	2,072	1,934	2,351
Other finance income	—		—	—	—	12	62
Other income	1,775		1,327	1,117	1,168	1,206	1,514
Exceptional foreign exchange dealing losses(2)	—		—	—	–	–	(18)

Total operating income after exceptional items	5,786		4,326	3,647	3,240	3,152	3,909
Total operating expenses	3,095		2,314	2,011	1,869	1,960	2,328

Operating income before provisions	2,691		2,012	1,636	1,371	1,192	1,581
Provisions.	139		104	143	133	177	251

Group operating income	2,552		1,908	1,493	1,238	1,015	1,330
Associated undertakings(1)(3)	223		167	149	132	81	9
Gain on disposal of property	488		365	14	9	32	5
Construction contract income	128		96	45	—	—	—
Gain/(loss) on disposal of businesses(4)	106		79	5	17	(141)	—

Income before taxes, minority interests in subsidiaries and preference dividends(5)	3,497		2,615	1,706	1,396	987	1,344
Income taxes	579		433	319	270	315	296

Net income - continuing activities	2,918		2,182	1,387	1,126	672	1,048
Discontinued operation, net of tax	155		116	46	53	—	—

Net income for the period	3,073		2,298	1,433	1,179	672	1,048
Minority interests in subsidiaries	151		113	90	29	11	24
Preference dividends and other distributions(5)	51		38	38	4	5	8

Net income attributable to ordinary stockholders	2,871		2,147	1,305	1,146	656	1,016

Per ordinary share
Net income – basic	330.1	¢	246.8c	151.0c	134.5c	76.3c	117.0c
Net income – diluted	327.1	¢	244.6c	149.8c	134.0c	75.9c	115.8c
Dividends	90.4	¢	67.6c	61.5c	55.9c	54.00c	49.06c

Amounts in accordance with US GAAP:
Net income	2,656		1,986	966	1,176	1,502	926
Net income applicable to ordinary stockholders	2,584		1,932	928	1,169	1,497	918
Net income per ordinary share	296.9	¢	222.0c	111.5c	137.2c	174.2c	105.5c
Net income per ADS	593.8	¢	444c	223c	274c	348c	211c

	Years ended December 31,
	2006	2006	2005	2004	2003	2002
	(Dollars in millions)	IFRS	IFRS	IFRS	IR GAAP	IR GAAP
		(Euro in millions except share amounts)
Summary of consolidated balance sheet(1)
Total assets	212,013	158,526	133,214	101,109	80,960	85,821
Loans etc	160,508	120,015	92,361	67,278	53,326	58,483
Deposits etc	183,008	136,839	109,520	82,384	66,195	72,190

Dated capital notes	3,568	2,668	2,678	1,923	1,276	1,287
Undated loan capital	1,165	871	868	346	357	389
Other capital instruments	1,611	1,205	210	497	497	496
Minority interests in subsidiaries	1,748	1,307	1,248	1,211	158	274
Stockholders’ funds: non-equity interests	665	497	497	182	196	235
Stockholders’ funds: equity interests	10,844	8,108	6,672	5,745	4,921	4,180

Total capital resources	19,601	14,656	12,173	9,904	7,405	6,861

Capital stock - ordinary shares
Number of shares outstanding		918.4	918.4	918.4	907.6	897.4
Nominal value of €0.32 per share	393	294	294	294	290	287
Capital stock - preference shares
Number of shares outstanding		0.25	0.25	0.25	0.25	0.25
Preference shares(5)	253	189	210	182	196	235
Amounts in accordance with US GAAP:
Ordinary stockholders’ equity	10,293	7,696	7,595	6,797	5,951	5,911
Total assets	211,674	158,273	134,220	100,253	79,565	86,432

		Years ended December 31,
		2006	2005	2004	2003	2002
		IFRS	IFRS	IFRS	IR GAAP	IR GAAP
		%	%	%	%	%
OTHER FINANCIAL DATA(6)
Return on average total assets		1.63	1.20	1.21	0.87	1.21
Return on average stockholders’ equity		29.0	20.6	21.0	14.1	23.3
Dividend payout ratio		29.3	43.5	44.7	69.0	42.3
Average ordinary stockholders’ equity as a percentage of average total assets		5.2	5.3	5.7	6.0	5.1
Allowance for loan losses as a percentage of total loans to customers at year-end		0.7	0.8	1.2	1.3	1.6
Net interest margin(7)		2.26	2.38	2.45	2.72	3.00
Tier 1 capital ratio(8)		8.2	7.2	8.2	7.1	6.9
Total capital ratio(8)		11.1	10.7	10.9	10.3	10.1
Other financial data in accordance with US GAAP:
Return on average total assets		1.36	0.78	1.32	1.97	1.10
Return on average ordinary stockholders’ equity		25.25	12.69	19.57	24.79	15.88
Dividend payout ratio		30.43	61.13	43.7	30.2	46.6
Average ordinary stockholders’ equity as a percentage of average total assets		5.40	6.11	6.57	7.86	6.69

(1)

On April 1, 2003, AIB completed its integration of Allfirst Financial Inc. into M&T Bank Corporation (“M&T”). Consequently, the financial statements for the year ended December 31, 2003 reflect the income and expenses of Allfirst for the period to March 31, 2003. From April 1, 2003, the Group accounted for its investment in the enlarged M&T as an associated undertaking. The Group’s share of income of the enlarged M&T is reflected in the Group consolidated statement of income within the caption “Associated undertakings”.

(2)

These amounts represent the losses arising from the Fraudulent Activities, reflected in the years they occurred under US reporting requirements. Under Irish GAAP, the net income attributable to the ordinary stockholder for the year ended December 31, 2002 was €1,034 million. Under US reporting requirements the following adjustments were made: (a) exceptional losses of €18 million; (b) administration expenses of €10 million; and (c) taxation credit of €10 million as a result of adjustments (a) and (b).These adjustments resulted in net income attributable to the ordinary stockholders of €1,016 million under US reporting requirements.

(3)

Under IFRS, the Group’s share of the taxation charge of associated undertakings is included within “Associated undertakings” in 2006, 2005 and 2004 and in the Group’s taxation charge under Irish GAAP in 2003 and 2002.

(4)

The gain on disposal of businesses in 2006 of €79 million includes (a) profit relating to the transfer by Ark Life of investment management contracts pertaining to the sale of Ark Life of €26 million (tax charge € Nil); (b) AIB’s 50% stake in AIB/BNY Securities Services (Ireland) Ltd of €51 million (tax charge € Nil); and (c) Ketchum Canada Inc. of €1 million (tax charge Nil) and (d) the accrual of €1 million (tax charge €0.3 million), arising from the sale of the Govett business in 2003.

In 2003, the loss of €141 million on disposal of businesses relates to the loss on disposal of the Govett business of €153 million (tax credit €1 million) partially offset by the gain on disposal of the AIB New York business of €7 million (tax charge €3 million), the gain on disposal of Polsoft of €4 million (tax charge of €1 million) and €1 million being gain on disposal of Allfirst Financial Inc. recognized in the statement of income (see note 14 to the consolidated financial statements).

(5)

250,000 non-cumulative preference shares of US$25 each were reclassified as “subordinated liabilities and other capital instruments” on transition to IFRS. Accordingly, from January 1, 2005, distributions on these preference shares are included within net interest income. The distributions in 2005 and 2006 relate to the Reserve Capital Instruments (note 17).

(6)	The calculation of the average balances include daily and monthly averages and are considered to be representative of the operations of the Group.
(7)

Net interest margin represents net interest income as a percentage of average interest earning assets. The net interest margin for the year ended December 31, 2004 reflects a net interest income figure that was adjusted to reflect a 365 day year for comparative purposes.

(8)

The Board of Governors of the Federal Reserve System in the US (the “Federal Reserve Board”) guidelines for risk-based capital requirements, applicable to all bank holding companies, require the minimum ratios of Tier 1 capital and Total capital to risk adjusted assets to be 4% and 8% respectively. The Financial Regulator also has issued its guidelines for implementation of the requirements of the EC Council Directives on own funds, solvency ratios and capital adequacy in Ireland which, while similar to the Federal Reserve guidelines, require minimum Tier 1 and Total capital ratios of 4.25% and 8.5% for banking groups, respectively. Furthermore, the Federal Reserve Board has adopted leverage capital guidelines requiring bank holding companies to maintain a minimum ratio of Tier 1 capital to total quarterly average assets (“Tier 1 leverage ratio”) of at least 3%, in the case of a bank holding company which has the highest regulatory examination rating and is not contemplating significant growth. All other bank holding companies are expected to maintain a Tier 1 leverage ratio at least 1% to 2% above the stated minimum.

Risk factors

The Group’s activities are subject to risk factors that could impact its future performance. Certain of these risks can be mitigated by the use of safeguards and appropriate systems and actions. Some risks, however, are outside the Group’s control and cannot be mitigated. In addition to the matters set out under “Forward-Looking Information”, on page 1 of this report, the principal factors that may affect the Group’s performance are set out below:

Competition

The Group faces strong competition across all its markets from local and international financial institutions, including banks, building societies, life insurance companies and mutual insurance organizations. A more detailed discussion of these competitive factors, including the Group’s main competitors, is included in Item 4, “Information on the Company – Competition”. In 2005, the Irish Competition Authority published a report on competition in the non-investment banking sector in Ireland, which is currently being evaluated by the Government, the Financial Regulator and other stakeholders. There can be no assurance that any resulting regulatory changes or actions or increased competition will not adversely affect the Group in one or more of the markets in which it operates.

Regulatory risk

Failure to comply with regulation constitutes a risk in the financial services industry. The Group’s business activities are subject to substantial regulation and regulatory oversight in the geographies in which it operates. In recent years, there have been regulatory changes in Ireland, the UK, the US and Poland that have resulted in significantly increased compliance responsibilities and associated costs. See Item 4 “Information on the company - Supervision and regulation” for further detail. These and future regulatory developments could have an adverse effect on how the Group conducts its business and on its results of operations. Instances of non-compliance with Irish regulatory obligations have been identified in recent years and management is committed to further embedding a compliance culture throughout the Group. The Group’s business and earnings are also affected by fiscal and other policies that are adopted by the various regulatory authorities of the Irish Government, the European Union, foreign governments and international agencies. The nature and impact of future changes in such policies are not predictable and are beyond the Group’s control.

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

Relationship with M&T Bank Corporation (“M&T”)

The disposal of Allfirst and the concurrent acquisition of a 22.5% shareholding and board representation in M&T in 2003 meant that the Group’s main operations in the US changed from a wholly owned subsidiary to that of an investment in an associated undertaking, with a resulting reduction in control. Management believes that this transaction has allowed it to continue to prudently grow its business in the US, benefiting from a more effective day-to-day control over its US operations by the M&T management team, nonetheless, since AIB does not exercize a controlling influence on the operations of M&T, the Group will continue to be affected by lending and other activities undertaken by M&T in the United States. See “Recent Developments”. In connection with this transaction the Group has responsibilities to regulators as a source of financial strength and support in respect of the enlarged M&T business.

Impact of strategic decisions taken by the Group

The Group devotes substantial management and planning resources to the development of strategic plans for organic growth and identification of possible acquisitions, supported by substantial expenditure to generate growth in customer business. If these strategic plans do not deliver as anticipated, the Group’s earnings could grow more slowly or decline.

Risk management

Like other banks, the Group faces financial risk in the conduct of its business, such as credit risk, operational risk and market risk (including liquidity risk). In recent years, the Group has undertaken a number of actions to strengthen the risk management and control processes within the Group. Nonetheless, it is not possible to eliminate financial risk entirely. The matters considered in the Financial Regulator reports on the pricing of foreign exchange products in 2004, as a result of which a management action plan was put in place to, among other things, improve and simplify product delivery processes in the Republic of Ireland, and further strengthen enterprise-wide quality assurance, risk and compliance functions, indicate the need for continued vigilance in this key area. The Group’s approach to financial risk management is discussed in Item 11, “Quantitative and Qualitative Disclosures about Risk”.

Item 4.	Information on the company

Key statistical information

AIB has its registered office at Bankcentre, Ballsbridge, Dublin 4, Ireland. (Telephone number +353-1-660 0311)

This Annual Report contains a wide range of financial, strategic and other information relating to AIB and the Group, and prospective investors are cautioned to review and consider this information in its entirety. Nonetheless, the following key statistical information may be found elsewhere as follows:

I.	Average balance sheet - see Item 5 - “Average balance sheet and interest rates” on pages 29 and 30.

II.	Investment portfolio - see Item 18 - Note 26 on pages 148 to 150 and Note 53 on pages 185 to 186.

III.	Loan portfolio

(a)	Types of loans - See Item 11 - “Loan portfolio” on page 85.

(b)	Maturities and sensitivities of loans to changes in interest rates - See Item 18 - Note 55 on pages 194 to 196 and Item 11-“Loan portfolio” - “Analysis of loans to customers by maturity and interest rate sensitivity” on page 88.

(c)	Risk elements

- Impaired, past due and restructured loans - see Item 11 - “Loan portfolio - Risk elements in lending” on page 93.

- Potential problem loans - see Item 11 - “Loan portfolio - Provision and allowance for loan losses” on pages 89 and 92.

- Foreign outstandings - see Item 11 - “Loan portfolio - Cross-border outstandings” on page 96.

IV.	Summary of loan loss experience

(a)	Analysis of the allowance for loan losses - see Item 11 - “Loan portfolio - Movements in the allowance for loan losses” on page 89.

(b)	Allocation of the allowance for loan losses - see Item 11 - “Loan portfolio - Analysis of allowance for loan losses” on page 92.

V.	Deposits and short-term borrowings

See Item 5 - “Placings with banks”, “Deposits by customers”, “Customer deposits by currency” and “Short-term borrowings” on pages 51 to 52.

VI.	Capital ratios

See Item 5 - “Capital ratios” on pages 48 to 49.

History and development of the company

History

AIB, originally named Allied Irish Banks Limited, was incorporated in Ireland in September 1966 as a result of the amalgamation of three long established banks: the Munster and Leinster Bank Limited (established 1885), the Provincial Bank of Ireland Limited (established 1825) and the Royal Bank of Ireland Limited (established 1836). Since that time, it has grown to become the largest Irish-based banking group based on market capitalization at December 31, 2006.

The Group conducts a broad retail and commercial banking business in Ireland, which, in addition to being one of the leading national branch networks, conducts significant corporate lending and capital markets activities from its offices at Bankcentre and at Dublin’s International Financial Services Centre.

In addition to its Irish operations, the Group has conducted significantly greater international activities than its principal Irish based competitors since the early 1970s. It has established retail and corporate banking businesses in the United Kingdom (including Northern Ireland, where it also enjoys bank note issuing powers), Poland and the United States, primarily through its 24.2% ownership interest in M&T. It has overseas branches in New York and a subsidiary company in the Isle of Man and Jersey (Channel Islands). It also has representative offices in a number of States in the US.

In July 1991, AIB acquired TSB Bank Northern Ireland p.l.c. (“TSB NI”), a bank with 56 branches in Northern Ireland. In October 1996, AIB’s retail operations in the United Kingdom were integrated under the direction of a single board and the enlarged entity was renamed as AIB Group (UK) p.l.c. with two distinct trading names “First Trust Bank” in Northern Ireland and “Allied Irish Bank (GB)” in Great Britain.

The Group entered the Polish market in 1995, when it acquired a minority interest in WBK. Since that time, it has completed a number of other transactions in Poland and through its 70.5% interest in Bank Zachodni WBK S.A. (“BZWBK”) is responsible for the management of a retail and commercial business that had consolidated total of assets of €8.6 billion, deposits of €6.9 billion and stockholders’ equity of €1 billion.

The Group conducts business directly in the United States through its New York branch and various representative offices, although its primary exposure to the US market results from its shareholding in M&T Bank Corporation (“M&T”), a New York Stock Exchange-listed commercial banking business based in Buffalo, New York, with significant businesses in Maryland, Pennsylvania and other Eastern states. As of December 31, 2006, M&T had consolidated total assets of $57.1 billion, deposits of $39.9 billion and stockholders’ equity of $6.2 billion. AIB owns this shareholding by virtue of the 2003 integration of Allfirst Financial Inc (“Allfirst”) into M&T. AIB’s interest in Allfirst dated back to its initial purchase in 1983 of 49% of First Maryland Bancorp (“FMB”), the subsequent increase in ownership to 100% and a series of acquisitions, the most notable being Dauphin Deposit Bank and Trust Company (“Dauphin”) a Pennsylvania chartered commercial bank which was acquired in 1997.

In January 2006, AIB completed a venture that brought together Hibernian Life & Pensions Limited (an Aviva Group p.l.c. subsidiary) and Ark Life under a holding company Hibernian Life Holdings Limited. As a result, AIB owns an interest of 24.99% in Hibernian Life Holdings Limited and has entered into an exclusive agreement to distribute the life and pensions products of the venture.

Recent Developments

M&T Bank trading update

On 17 April 2007, M&T Bank issued its results for first-quarter 2007. Earnings per share was US$1.60 compared to US$1.82 for first-quarter 2006.

Business overview

Description of business

AIB Group provides a diverse range of banking, financial and related services, principally in Ireland, the United States (“US”), the United Kingdom (“UK”) and Poland. AIB has some 275 branches and outlets in the Republic of Ireland, where the directors estimate its share of the total market for both euro loans and deposits to be in excess of 20%. In Northern Ireland, through its wholly-owned subsidiary AIB Group (UK) p.l.c., which trades there as First Trust Bank, AIB Group operates from some 57 branches and outlets. In Britain, AIB Group (UK) p.l.c., which trades there as Allied Irish Bank (GB), provides a range of banking services through 32 branches and 8 development offices.

Until April 1, 2003, AIB’s main operations in the US were carried out through its subsidiary Allfirst Financial Inc. (“Allfirst”) and through the corporate and retail services of its New York branch. Allfirst operated through branch offices in Maryland, adjoining states and the District of Columbia. Since April 1, 2003, AIB’s retail and commercial main operations in the US are carried out through its interest in M&T Bank Corporation (“M&T”). M&T is headquartered in Buffalo, New York and has a branch network of approximately 700 branches in six states and the District of Columbia. AIB’s direct presence in the US consists of corporate banking, treasury and financial services for not-for-profit businesses based in New York, with offices in a number of other principal US cities.

In Poland, the Group operates from 384 branches and outlets, primarily in Western Poland, through its 70.5% owned subsidiary BZWBK.

AIB Group’s activities are conducted through four major operating divisions - AIB Bank ROI; AIB Bank UK; Capital Markets; and Poland. At December 31, 2006 AIB Group had consolidated total assets of €158.5 billion and employed over 23,000 people on an average full time equivalent basis, excluding employees on career breaks and long term absences.

The distribution of assets and the average number of employees (excluding employees on career breaks and long term absences) between those major operating divisions was as follows:

	Assets As at December 31, 2006		Employees Year ended December 31, 2006
	(Euro in millions)%			%
Division
AIB Bank ROI	66,200	42	9,116	39
Capital Markets	54,093	34	2,357	10
AIB Bank UK	24,580	15	2,941	13
Poland	7,195	5	7,715	33
Group	6,458	4	1,183	5

Total	158,526	100	23,312	100

Divisional information

AIB Bank Republic of Ireland division

The AIB Bank ROI division, with total assets of €66.2 billion at December 31, 2006 encompasses the Group’s retail and commercial banking operations in Ireland, Channel Islands and Isle of Man; AIB Finance & Leasing; the Card Acquiring and Card Issuing businesses and AIB’s life and pensions venture with an Aviva subsidiary. AIB Bank ROI provides banking services through a distribution network of some 275 locations (187 branches, 84 outlets and 4 business centres), and in excess of 750 automatic teller machines (“ATMs”). AIB cardholders also have access to over 56,000 LINK ATMs in the UK as well as close to 1 million Visa Plus serviced ATMs worldwide. AIB has an agency agreement with An Post, the national post office network, which enables AIB personal and business customers to carry out basic transactions at over 1,000 post office locations nationwide. AIB also offers customers a debit card, which is co-branded Laser and Maestro and secured by the latest CHIP and PIN technology. This card provides customers Point of Sale access domestically via the Laser Scheme (“Laser” is operated jointly with other financial institutions in Ireland), ATM access domestically via bi-lateral agreements and internationally at any Point of Sale or ATM that displays the Maestro symbol. Through the branch network, the division provides a broad suite of savings and investment products, loans and overdrafts, home mortgages, payment services and foreign exchange facilities, and also issues Visa® and Mastercard® credit cards.

In addition, the division offers internet and telephone banking services for personal customers, who can avail of a range of services including; view account information, pay bills, transfer money domestically and internationally, open savings accounts, apply for and draw down loans, purchase general insurance, top up mobile phones and buy and sell shares. The Internet banking service is protected by market leading, two-factor, authentication security features.

For business customers, an internet based banking service called iBusiness Banking is available. It offers secure internet banking and a comprehensive cash management solution, including domestic and cross-border payment functionality. Branch Banking services are provided through a comprehensive relationship management structure to a full range of customer segments, including individuals, small and medium sized businesses (“SME’s”), farmers and large commercial and corporate clients. AIB Finance & Leasing is AIB’s asset financing arm in Ireland. It markets its services through the AIB branch network and through intermediaries with whom it has established relationships, such as motor dealers, equipment suppliers, brokers and other professionals, including lawyers, accountants and estate agents. It also lends directly to customers. Its lending services include vehicle, equipment and fleet leasing, retail and investment property loans, vehicle and equipment hire purchase, insurance premium financing and personal loans.

The wealth management business comprises of the Private Banking and Investment & Protection units. It provides a wide range of wealth management offerings, including retirement, investment and tax planning. Through AIB’s 24.99% interest in Hibernian Life Holdings Limited, a full range of products is provided in this sector. In Ireland, general insurance products are sold in the branch network through alliances with partners in the insurance industry.

Capital Markets division

The activities of AIB Capital Markets, with total assets of €54.1 billion at December 31, 2006, comprise corporate banking, global treasury and investment banking, which includes asset management and stockbroking activities. These activities are delivered through the following business units:AIB Corporate Banking; Global Treasury; Investment Banking; and Allied Irish America (“AIA”).

AIB Corporate Banking provides a fully integrated, relationship-based banking service to top-tier companies, both domestic and international, including financial institutions and Irish commercial state companies. AIB Corporate Banking’s activities also include a dedicated unit focusing on developing and arranging acquisition and project finance, principally in Ireland, the UK and Continental Europe, and has established mezzanine finance funds and CDO funds. The cumulative size of the CDO funds at December 31, 2006 was €1.6 billion.

Global Treasury through its treasury operations, manages on a global basis, the liquidity and funding requirements and the interest and exchange rate exposure of the Group. In addition, it undertakes proprietary trading activities, and provides a wide range of treasury and risk management services to corporate, commercial and retail customers of the Group. It also provides import and export related financial services through its international activities.

Investment Banking provides a comprehensive range of services including corporate finance through AIB Corporate Finance Limited; corporate finance and stockbroking through Goodbody Stockbrokers; structured cross-border financing transactions and sophisticated back-office services through AIB International Financial Services Limited and asset management through AIB Investment Managers Ltd (“AIBIM”). AIBIM manages assets principally for institutional and retail clients in the Republic of Ireland, with €9.3 billion of funds under management. Investment Banking services also include the management of alternative asset management activities (i.e. hedge funds), venture capital funds and property fund activities (principally in Polish properties). During 2006, the division sold its 50% stake in AIB/BNY Securities Services (Ireland) Ltd to its joint venture partner, Bank of New York.

AIA’s core business activities are aimed at the not for profit sector, operating principally from New York, but also with offices in a number of other US cities.

AIB Capital Markets is headquartered at Dublin’s International Financial Services Centre and has operations in a number of principal UK, US and Polish cities: Frankfurt, Paris, Luxembourg, Budapest and Zurich and has recently established Corporate Banking offices in Toronto and Sydney.

AIB Bank UK division

The AIB Bank UK division, with total assets of €24.6 billion, operates in two distinct markets, Great Britain and Northern Ireland, with different economies and operating environment. AIB Bank UK operates primarily through a UK banking subsidiary, AIB Group (UK) p.l.c., registered in the UK and regulated by the Financial Services Authority (“FSA”).

Great Britain In this market, the Division operates under the trading name Allied Irish Bank (GB) from 32 full service branches and 8 business development offices. The Divisional Head Office is located in Uxbridge, in West London, with significant back-office processing undertaken at a Divisional Processing Centre in Belfast.

A full service is offered to business and personal customers, although there is a clear focus on relationship banking to the mid-corporate business sector, professionals, and High Net Worth individuals. Corporate Banking services are offered from London, Birmingham, and Manchester, with particular expertise in the commercial property, education, health and charity sectors.

For the seventh consecutive time, AIB (GB) has won the title of “Britain’s Best Business Bank” from the Forum of Private Business, being ranked top for customer service and maintaining its lead over other major banks.

Northern Ireland In this market, the Division operates under the trading name First Trust Bank from 57 full service branches throughout Northern Ireland. The First Trust Bank Head Office is located in Belfast, together with the Divisional Processing Centre. A full service is offered to business and personal customers, across the range of customer segments, including professionals and High Net Worth individuals, small and medium sized enterprises, and the corporate sector.

Specialist services, including mortgages, credit cards, invoice discounting and asset finance are based in Belfast and delivered throughout the Division.

First Trust Independent Financial Services provides sales and advice on regulated products and services, including protection, investment and pension requirements to the whole of the Division.

Poland division

Poland division, with total assets of €7.2 billion at December 31, 2006 comprises Bank Zachodni WBK S.A. (“BZWBK”) in which AIB has a 70.5% shareholding, together with its subsidiaries and associates. BZWBK wholesale treasury and an element of BZWBK investment banking subsidiaries’ results are reported in Capital Markets division. AIB completed the merger of its Polish operations in 2001, forming BZWBK which is now Poland’s fifth largest bank. As at year end 2006 BZWBK reported total assets of PLN 33.0 billion (EUR 8.6 billion), operated through 384 branches and 608 ATMs, and employed approximately 7,860 staff, including those in subsidiaries. BZWBK’s registered office is located in Wroclaw in south-western Poland. Key support functions are also located in offices based in Poznan and Warsaw. BZWBK is a universal bank providing a full range of services for retail customers, small and medium-sized enterprises and corporate companies. The bank’s offering is modern, comprehensive and satisfies diverse customer needs with regard to current/personal accounts, credit, savings, investment, settlement, insurance and card products. Apart from core banking facilities, the offering of the bank includes custodian services, trade finance, transactions in the capital, foreign exchange, derivatives and money markets. Complementary to the bank’s own product range are the specialized services provided in co-operation with subsidiaries, e.g. brokerage services, mutual funds, asset management, leasing and factoring products. The bank aligns its product structure and services with the requirements of individual customer segments in line with the adopted Customer Relationship Management (“CRM”) model. To increase efficiency of its operations, BZWBK encourages the use of its electronic banking services called BZWBK24 which give retail and business customers a convenient and safe access to their accounts via phone, mobile or the Internet, facilitate fund management and purchase of standard products (cash loans, credit cards, insurance). The bank operates mainly in the western part of the country and also has a significant presence in major urban areas across Poland such as Warsaw, Krakow, Gdansk and Lodz. BZWBK Corporate Business Centers based in Warsaw, Poznan,Wroclaw, Krakow, Gdansk, Szczecin and Katowice provide direct and comprehensive relationship-based services to large and mid-sized corporates. The bank’s products are also available through the mobile sales network (self-employed financial advisors) and financial intermediaries. Both distribution channels were established in 2006 to acquire new customers in locations which are not covered by the bank’s branch network.

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

Republic of Ireland Competition for the provision of banking services remains very strong. The demand for home loans, business advances and deposits is being fuelled by the continuance of the strong fundamentals underpinning the economy.

One of the more visible manifestations of competition for banking services is the high degree of marketing and promotion by competing institutions to mark new product launches and special offers to attract consumer attention.

Competition and consumer choice is also being facilitated by a number of recent regulatory initiatives including the Consumer Protection Code (published by the Financial Regulator in July 2006) along with the Account Switching Codes for both business and personal customers, both of which are now fully operational. Regular cost comparison surveys by the Financial Regulator along with the growing interest by the EU in Irish banking affairs are all combining to raise the level of choice and competition.

AIB’s principal domestic competitor is the Bank of Ireland while other competitors include Anglo Irish Bank, Ulster Bank (a subsidiary of Royal Bank of Scotland) Bank of Scotland (Ireland), National Irish Bank (a subsidiary of Danske Bank), Permanent TSB (the retail division of Irish Life and Permanent Group). In addition, there is competition from building societies, mortgage specialists, credit unions, post offices and from some smaller institutions.

AIB also encounters competition in the investment and corporate banking areas from both domestic and foreign banks, primarily from Europe and North America.

On January 30, 2006, the previously announced venture with Aviva Group p.l.c. for the manufacture and distribution of life and pensions products in the Republic of Ireland was completed. The transaction brought together Hibernian Life & Pensions Limited (“HLP”) and Ark Life under a holding company Hibernian Life Holdings Limited of which AIB owns 24.99%. HLP is positioned as the third largest company in the local market with a market share of approximately 17%.

UK The major competition in Great Britain comes from the main clearers, Royal Bank of Scotland, Barclays, HBOS, Lloyds TSB and HSBC, and from niche providers targeting the business lending sector. In Northern Ireland, the principal competition is from Ulster Bank, Northern Bank, Bank of Ireland and the UK building societies. There is also a strong credit union sector, targeting the personal market.

UK banks continue to display significant growth on both lending balances and customer deposit balances, with the challenge to financial service providers being to balance volume growth with quality earnings characterized by increasingly innovative products, such as shared equity schemes and a variety of packaged customer offerings.

In the absence of significant acquisitions, banks have also been focusing on diversifying their earnings through a combination of international banking, insurance business and wholesale banking, offsetting the competitive pressure on lending margins on their domestic business.

Overall the credit environment remains relatively benign, however there are initial indications in the wider UK banking market of increased strain in the consumer debt market, with the recent increases in the Bank of England base rate adding further pressure.

Poland AIB Group, through its investment in BZWBK, has an approximate 5% share of the Polish financial services market and important regional market concentration. In 2006, BZWBK continued to compete with nationwide banks such as PKO BP, Pekao, Bank BPH, ING Bank Slaski and Bank Handlowy, both in the retail and corporate market. The rivalry among major banks has been increasing, yet the Polish banking sector remains relatively young and shows potential for growth. Despite steady progress, banking product penetration lags behind many other EU countries with regard to current accounts, loans, deposits and mutual funds. Last year, the fastest growing areas in Poland were mutual funds, mortgages and business lending, which were also very well reflected in BZWBK’s business volumes. Given the optimistic macroeconomic outlook as well as the substantial need for housing and sound investment options in Poland, the respective financial markets should continue to expand quickly and witness ever stronger competition. Good long-term economic prospects and low penetration of banking products are likely to attract more foreign banks and further accelerate competition. Following Poland’s accession to the EU, credit institutions from other member states can set up branches and undertake banking activities without obtaining a license from the Polish banking supervision authority. Nevertheless, concentration measures in the banking market are still comparatively low and even the forthcoming merger of Bank Pekao and BPH which will create the biggest bank in Poland will not change that significantly. This merger is an outcome of a deal between UniCredito Italiano and Bayerische Hypo-Und Vereinsbank announced in June 2005. Based on an agreement concluded in April 2006 between the Polish Ministry of State Treasury and UniCredito Italiano, integration of the two banks will be subject to the spin-off, and sale by tender to a third party, of approximately 200 BPH branches and related head office functions.

Despite the resultant rearrangement in the banking market, BZWBK should be able to successfully grow and protect its market share in the target regions due to an extensive branch network supported by investment in e-banking business centers and external distribution channels, increasingly sophisticated product offerings, customer relationship management tools and strategic focus on the service quality. BZWBK operates a centralized IT system and constantly develops auxiliary systems, which enhance efficiency and acquisition of new business. The above-mentioned features, along with the on-going transfer of knowledge and expertise from other areas of AIB Group, makes BZWBK well positioned to compete with major players in the Polish market, both at present and in the future.

United States AIB Corporate Banking through Corporate Banking North America (“CBNA”) focuses on participation in syndicated loans and subordinated debt transactions primarily within the leverage, real estate and structured finance and energy arenas. While market debt issuance is generally robust, strong demand amongst diverse investors including global banks, institutional investors, CDOs and hedge funds is putting pressure on margins, allocations and structures. CBNA has experienced considerable growth in the US since it began operations there in 2000 and expects to continue to strategically source increasing volumes across business sectors and locations.

AIA offers credit and treasury products to the US not-for-profit sector competing with US regional banks and credit insurers. Although the sector is experiencing increasing capital expenditures and supportive government programs, a significant level of competition is contributing to historically tight margins in the market.

M&T provides commercial and personal financial services, competing with firms in a number of industries including banking institutions, thrift institutions, credit unions, personal loan companies, sales finance companies, leasing companies, securities firms and insurance companies. Furthermore, diversified financial services companies, that is those with financial holding company status, are able to offer a combination of these services to their customers on a nationwide basis. See Supervision and Regulation - United States on page 21.

Strategy

The Group’s principal objective is to maintain and enhance its position as Ireland’s leading banking group. With that objective in mind, the Board approved a business plan that management has been mandated to implement up to and including 2010. This business plan is premised on the delivery of consistent earnings per share growth and stockholder value. Delivery will be based on continued growth in Republic of Ireland retail and corporate business sectors combined with selective pursuit of business opportunities in its UK and Polish markets. In the US and in certain sectors of the Irish business such as life assurance, the plan is to allow the Group to share in the opportunities for growth that are believed to exist in these markets through shareholdings in M&T and HLH, respectively.

In Ireland, the Group maintains a strategic focus on market share growth in the business segment and the personal segment. Responding to customer expectations, through delivery of competitively priced products combined with excellence in service, will be key enablers. Continued investment in customer relationship management, process efficiency and risk management competencies will underpin its achievement in a changing competitive environment. In the UK, the Group has both retail (principally in Northern Ireland) and corporate banking businesses, and it has been recognized for its participation in particular sectors. This selective approach to the development of its UK business will continue. Poland presents different opportunities and requires the management of different challenges. As one of the earliest entrants to this market, the Group has been an innovator in Poland, with the roll out of a broadly-based banking business that serves the retail, commercial and corporate sectors. The Group is focused on embedding sound lending and investment policies under the supervision of a strong management team, while at the same time empowering management to prudently take advantage of the opportunities for growth that exist. All of these businesses inevitably involve risks, which are discussed elsewhere in this report, and a key aspect for strategy is the management of these risks in a commercially prudent manner that reflects the realities of these different markets.

In some cases, the Group has elected to participate as a minority stockholder in businesses that, while clearly important, are better exploited by making use of the management, experience and other resources that exist in the companies in which it is invested. In the US, where the size and complexity of its business and the markets it serves raises challenges, the Group, in addition to developing its corporate banking activities, exchanged its ownership of Allfirst (based in Maryland, Pennsylvania and Delaware) for a minority interest in M&T (based in upstate New York, but serving a wide range of Eastern states). This transaction, which included cross Board representation, has allowed the Group to benefit from on-the-ground management of an important asset by a highly experienced and well regarded M&T management team, and the opportunity to continue to participate in this important and comparatively stable market. Similarly, in deciding how best to develop the Group’s life assurance business in Ireland, management concluded it would be best to benefit from economies of scale, distribution channels and management expertize by disposing of Ark Life Assurance Company and acquiring an interest of 24.99% in Hibernian Life Holdings Limited (see note 1).

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

Economic growth in Ireland, as conventionally measured by changes in real GDP, rose by 6% in 2006. This was up from 5.5% in 2005, bringing the average increase in the five years to 2006 to 5.2% per annum.

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

Most of the expansion in the economy in 2006 came from the growth in domestic demand, particularly consumer spending. The positive contribution to GDP growth from exports was greatly reduced by the rise in imports. The latter reflects Ireland’s strong growth in investment in machinery and equipment as well as strong growth in consumer spending. Ireland is currently enjoying a large rise in population of 2.5% per annum, an expanding employment base of well over 4% per annum and rapid residential and non-residential infrastructural development which fuelled growth in domestic demand of 6% in 2006. These factors are expected to have a broadly similar influence on Irish domestic demand in 2007. Because of the very large role played by exports by foreign owned multinationals in the Irish economy, there is a significant amount of annual profit repatriations which often results in differences in the annual growth in real GDP and real GNP. The latter was smaller in absolute terms in 2006, by the equivalent of about 15% of nominal GDP. However, real GNP growth in 2006 surpassed that of real GDP, rising by 7.4%. Over the five years to 2006, however, real GNP grew at an annual average rate of 4.9%.

The Irish economy is forecast to grow by about 4.5% in terms of changes in real GDP in 2007. The growth in real GNP is forecast at 5%. Both domestic demand and net exports are forecast to contribute to the growth in real GDP in 2007. The forecast deceleration in GDP growth in 2007 compared with 2006 reflects an expected fall off in house completions from very high levels in 2006, in addition to slower growth in employment as activity in the construction sector slows down. The sharper slowdown in the growth in real GNP in 2007 reflects, in addition to the slowdown in the housing sector, a forecast acceleration in profit outflows from foreign owned multinational companies compared with 2006.

Prospects for the United States, the United Kingdom and the eurozone, Ireland’s three most important trading partners, are expected to remain reasonably favourable in 2007. The OECD expects that economic growth in the United States will slow to about 2.4% in 2007, down from 3.3% in 2006. Growth in the United Kingdom is forecast to be close to its non-inflationary potential at 2.6%. Economic growth in the euro area was very strong at 2.7% in 2006. The euro economy is forecast to grow by around 2.2% in 2007, close to its growth potential. The Polish economy should maintain its strong performance with real GDP forecast to grow by over 5% in 2007, broadly similar to 2006.

        Ireland is a member of the eurozone, where euro notes and coins were introduced on January 1, 2002. The European Central Bank (“ECB”), which regulates monetary policy for the euro area as a whole, raised the official refinancing rate by 0.25% to 2.25% on December 1, 2005, the first change in rates since June 2003. Rates were increased steadily in the course of 2006, bringing the official refinancing rate to 3.5% by year end. Official interest rates were increased again in the first quarter of 2007 to 3.75%. As the Irish economy accounts for less than 2% of eurozone GDP, economic and monetary developments in Ireland have only a marginal impact on the determination of monetary policy in the area as a whole.

In terms of changes in the external value of the euro, there was little change in the average value of the euro vis-a-vis the US dollar in 2006 while the euro remained at competitive levels versus sterling from an Irish point of view. Trade with non-eurozone countries remains important to Ireland. Irish external trade with the United States and the United Kingdom, our two most important trading partners, accounted for a combined 36% of total merchandise exports and 43% of merchandise imports in 2006.

The annual rate of inflation stood at 4.9% in December 2006, up from 2.5% at the end of 2005. This acceleration largely reflected higher energy costs and the impact of higher mortgage rates. The average rate of inflation in 2006, as measured by the official Consumer Price Index (“CPI”), was 4.0%, up from 2.5% in 2005. The average for 2007 is expected to be around 4.5%, reflecting, in part, higher indirect taxes introduced in the 2007 budget. Irish inflation, as measured by the Harmonized Index of Consumer Prices (“HICP”), is forecast at 2.5% in 2007 compared with 2.5% in 2006.

The Irish public finances are very healthy and in surplus. As a result, Irish budgetary policy remains well within the terms of the EU’s Stability and Growth Pact, which sets an upper limit of 3% on general government deficits as a percentage of GDP. Ireland had a general government surplus of 2.3% of GDP in 2006 and is officially projected to run a surplus of 1.2% of GDP in 2007. The projected overall surplus comes against a background where public capital spending will exceed 5% of GDP and where the Exchequer has a surplus of over 4% of GDP in terms of the difference between day–to-day spending and revenue.

Ireland’s general government debt/GDP ratio is forecast at 23% in 2007. The debt ratio has fallen steadily from 95.6% in 1991. The maintenance of budgetary stability is helped by the strength of the labour market. Ireland continues to experience a strong rate of net job creation, up 4.4% year-on-year in the third quarter of 2006. While the growth in the labour force was also buoyant, the unemployment rate stood at 4.2% at the end of 2006.

Ireland’s medium term prospects remain favourable, though conditional on the maintenance of overall competitiveness and continued fiscal stability. The government and the social partners are committed to the continuation of these policies. The medium term outlook is pointing to annual growth in real GDP of 4-5% on average and the maintenance of an inflation rate of around 2.5%.

Supervision and regulation

Ireland

Overview of financial services legislation

Since 2003 there has been a single regulatory authority for the financial services sector in Ireland. The Central Bank and Financial Services Authority of Ireland Act 2003 continued the corporate existence of the Central Bank of Ireland but re-named it the Central Bank and Financial Services Authority of Ireland (the “Bank”) and established the Irish Financial Services Regulatory Authority (the “Financial Regulator”) as a constituent part of the Bank. The Financial Regulator is responsible for regulating and supervising a range of banking and financial services entities in Ireland including credit institutions, investment firms, stockbroking firms, insurance companies and credit unions and operates on the principle of consolidated regulation. The Central Bank and Financial Services Authority of Ireland Act 2004 (the “2004 Act”) established the Financial Services Ombudsman Bureau to deal with certain complaints about financial institutions; created consumer and industry consultative panels to advise the Financial Regulator; and imposed new reporting and auditing obligations on financial institutions.

The banking regulatory code in Ireland is comprised principally of the Central Bank Acts 1942 to 2001 (the “Central Bank Acts”); regulations made under the European Communities Act 1972; and regulatory notices issued and statutory instruments made by the Financial Regulator. Various statutory instruments (and regulatory notices made by the Financial Regulator) implement in Ireland the substantial range of European Union (“EU”) directives relating to banking supervision and regulation, including the (recast) Banking Consolidation Directive (2006/48/EC) (the “BCD”), and the Deposit Guarantee Scheme Directive. To the extent that areas of banking activity in Ireland are the subject of EU regulations or directives, the provisions of Irish banking law reflect the requirements of those EU instruments.

The EU Markets in Financial Instruments Directive and its EU-level implementing instruments (together “MiFID”) is to be implemented in Ireland by regulations titled the European Communities (Markets in Financial Instruments) Directive 2007 (the “MiFID Regulations”). MiFID will, on a pan-EU basis, make significant changes in the regulation of the provision of many investment services (“MiFID services”) by credit institutions and investment firms (including stockbroking firms). MiFID will apply to credit institutions and investment firms from November 1, 2007 and it is expected that transitional provisions of the MiFID Regulations will confer MiFID authorization automatically on existing investment firms that are regulated under the Investment Intermediaries Acts 1995 to 2000 (the “IIA”). MiFID services include as core activities some services that currently are not core in the IIA (such as investment advice), and the IIA includes some services that are not MiFID services (such as insurance-related activity). Each relevant AIB Group company is examining MiFID to ensure that it obtains the appropriate authorization for its business, effective from November 1, 2007, although credit institutions do not require separate authorization.

The Central Bank Acts regulate the conduct of banking business in Ireland and provide that banking business may only be carried on by the holder of a banking license or an entity which exercises “passport rights” to carry on business in Ireland (as to which, see further below). The Financial Regulator may, in its discretion, grant or refuse a license under the Central Bank Acts and may attach conditions to any licenses granted. The Financial Regulator is empowered in specified circumstances, after consultation with the Minister for Finance, to revoke a license granted under the Central Bank Acts. Allied Irish Banks, p.l.c. and AIB Mortgage Bank hold banking licenses; no conditions are attached to these licenses. AIB Finance Limited surrendered its banking license on January 1, 2007 as part of an internal re-organization of activities.

The EU Transparency Directive is due for transposition into Irish law in 2007. Accordingly, it will impact Group reporting from January 1, 2008. The Directive seeks to enhance transparency in EU capital markets in order to improve investor protection and market efficiency. The Directive sets out publication deadlines and content requirements in relation to annual financial reports and half yearly financial reports. In addition, there is a new requirement for issuers with shares listed on the Irish Stock Exchange to publish management statements during the financial year. This directive is not expected to have a significant impact on Group reporting.

In addition to the credit institutions listed above, the AIB Group includes a number of other financial services companies, each of which is also regulated by the Financial Regulator in its capacity as the single financial services regulator. Hibernian Life Holdings Limited, the holding company which brought Ark Life and Hibernian Life and Pensions Limited (an Aviva Group p.l.c. subsidiary) together, in which Allied Irish Banks, p.l.c. has a 24.99 percent interest, carries on business as an authorized life assurance company and must comply with the provisions of legislation including the Insurance Act 1936 and the European Communities (Life Assurance) Framework Regulations 1994 (as amended). Goodbody Stockbrokers is authorized as a stockbroking company pursuant to the Stock Exchange Act 1995, which, pending the MiFID Regulations coming into effect, is the principal piece of legislation regulating stockbroking firms. As of November 1, 2007 the Stock Exchange Act will be replaced by MiFID and the MiFID Regulations. AIB Mortgage Bank, is a designated mortgage credit institution under the Asset Covered Securities Act 2001, to issue mortgage covered securities. In addition to the role of the Financial Regulator, the activities of a credit institution that is designated for the purposes of the Asset Covered Securities Act 2001 are subject to close oversight by an independent covered assets monitor. The role of the covered assets monitor is principally to ensure that the assets maintained in the covered assets pool are sufficient to provide adequate security to the holders of the asset covered securities. The following subsidiaries of AIB Group: AIB Capital Markets plc, AIB Investment Managers Limited, AIB Corporate Finance Limited, Goodbody Stockbrokers Limited, Goodbody Corporate Finance Limited,AIB Fund Management Limited, Allied Irish Capital Management Limited, and AIB International Financial Services Limited, provide investment business services and/or investment advice and, pending the MiFID Regulations coming into effect, each is authorized as an investment business firm under the IIA. AIB Group’s operations in other jurisdictions are addressed below.

The EU “passport”

The BCD has been implemented in Ireland by the European Communities (Licensing and Supervision of Credit Institutions) Regulations 1992 (as amended) (the “Passport Regulations”). The Passport Regulations permit a credit institution authorized in an EU Member State (the “Home State”) to carry on business as such in any other EU Member State (the “Host State”) without having to obtain an official authorization from the relevant regulator in the Host State. The authorization from the Home State operates effectively as a “passport” to do business throughout the EU. Other EU Directives which have been implemented in Ireland provide similar “passporting” mechanisms for authorized stockbroking firms, authorized investment business firms and authorized life assurance companies. As of November 1 2007, MiFID and the MiFID Regulations will reform this entitlement in respect of investment firms and stockbroking firms (the latter of which will become “investment firms”). In the spirit of co-operation between financial regulators throughout the EU, the Passport Regulations provide that, in exercising its regulatory functions, the Financial Regulator may collaborate with any competent authority from another Member State with similar functions to the extent that it considers reasonable. The Passport Regulations also permit the Financial Regulator to carry out an inspection or investigation of a credit institution from another EU Member State which has exercised passport rights and established a branch in Ireland. Under MiFID and the MiFID Regulations, the role of a Host State regulator will be more limited than is currently the case with a “passported” investment firm, as most significant regulatory tasks will be undertaken by the Home State regulator. Under MiFID, the Host State regulator will have a more substantial role in the regulation of an investment firm that has established a branch in the Host State.

The Financial Regulator

The Financial Regulator has a wide range of statutory powers to enable it to effectively regulate and supervise the activities of financial institutions in Ireland. Features include prudential regulation, codes of conduct and restrictions on acquiring transactions, each of which is addressed in more detail below. The Financial Regulator also has wide-ranging powers of inspection: inspectors appointed by the Financial Regulator may enter the relevant premises, take documents or copies thereof, require persons employed in the business to provide information, and order the production of documents. In cases of extreme concern, the Financial Regulator may direct a license-holder to suspend its business activity for a specified period and may also intervene in the management or operation of an entity. The Financial Regulator must also approve appointments to senior and influential positions in licensed entities, and in this regard applies, since January 2007, an updated, common test of fitness and probity for new appointments in the financial services sector.

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

The European Communities (Financial Conglomerates) Regulations 2004 (the “Financial Conglomerates Regulations”) have implemented in Ireland the Financial Conglomerates Directive (Directive 2002/87/EC). The Financial Conglomerates Regulations put in place new rules regarding the supplemental supervision of regulated entities in a financial conglomerate, a financial group which provides products and services in the banking, investment and insurance sectors. The new requirements include own funds requirements, notification obligations in relation to risk concentrations and intra-group transactions and obligations in relation to the maintenance of adequate risk-management processes and internal control mechanisms.

The capital adequacy rules for credit institutions and investment firms have been updated, respectively, by the European Communities (Capital Adequacy of Credit Institutions) Regulations 2006 and the European Communities (Capital Adequacy of Investment Firms) Regulations 2006. These instruments primarily give effect to the EU Capital Requirements Directive (Directives 2006/48/EC and 2006/49/EC) (together the “CRD”). The CRD in turn primarily gives effect to the Basel II framework, which relates capital levels more closely to risks. Each relevant company within the AIB Group is working with the Financial Regulator to ensure that it meets the capital adequacy requirements to which it is subject under the CRD.

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

The Financial Regulator has issued a range of codes of conduct, codes of practice and other requirements such as advertising standards applicable to (various) credit institutions and other regulated financial services entities (including investment business firms, stockbroking firms and insurance companies). The codes address a substantial range of requirements including supervisory and reporting requirements; advertising requirements; books and records requirements; disclosure requirements; and client money requirements. It seems that the provisions of those codes and related requirements will continue to apply ‘post-MiFID’, to the extent that each is consistent with MiFID and the MiFID Regulations. From July 2006 the Financial Regulator commenced to apply on a phased basis a Consumer Protection Code in respect of “non-MiFID” services provided by a credit institution or investment firm. All provisions of the Code will be in force from July 1, 2007.

The European Communities (Insurance Mediation) Regulations 2005 have implemented the EU Directive on insurance mediation and lay down rules for undertaking insurance mediation and reinsurance mediation, as well as prescribing registration requirements for persons who wish to carry out insurance mediation business or act as an insurance intermediary or as a reinsurance intermediary.

Every Irish licensed bank is obliged to draw up and publish their annual accounts in accordance with the European Communities (Credit Institutions: Accounts) Regulations, 1992 (as amended by the European Community (Credit Institutions) (Fair Value Accounting) Regulations 2004). As a listed entity AIB is required to prepare its financial statements in accordance with International Financial Reporting Standards (“IFRS”) endorsed by the European Union (as applied by the European Communities (International Financial Reporting Standards and Miscellaneous Amendments) Regulations 2005) and with those parts of the Companies Act 1963 to 2005 that are applicable to companies reporting under IFRS; and with article 4 of the EU Council Regulation 1606/2002 of July 19, 2002.

The Market Abuse Directive has been implemented in Ireland by the Market Abuse (Directive 2003/6/EC) Regulations 2005. These regulations prescribe a detailed criminal code to prevent and – if either occurs – to punish insider dealing and market manipulation. For credit institutions authorised in Ireland who prepare their accounts under IFRS they are obliged to draw up and publish their annual accounts in accordance with the European Communities (Credit Institutions: Accounts) Regulations 1992 as amended by the European Communities (International Financial Reporting Standards and Miscellaneous Amendments) Regulations 2005 and the Asset Covered Securities Act 2001.

Deposit protection and investor compensation

Under the European Communities (Deposit Guarantee Schemes) Regulations 1995 (as amended), which implement in Ireland the Deposit Guarantee Schemes Directive, the Financial Regulator operates a deposit protection scheme under which each licensed bank must contribute to the deposit protection account held by the Financial Regulator. Currently, the level of contribution required is 0.2 per cent of deposits (in whatever currency) held at all branches of the licensed bank in the EEA, including deposits on current accounts but excluding certain funds and commitments such as interbank deposits, negotiable certificates of deposit, debt securities issued by the same institution and promissory notes. The Investor Compensation Act 1998 (the “1998 Act”) provided for the establishment of the Investor Compensation Company Limited (the “ICCL”) to administer and supervise investor compensation schemes. The 1998 Act requires authorized investment firms to pay the ICCL such contribution to the fund maintained by the ICCL as the ICCL may from time to time specify. The ICCL is given discretion to specify different rates or amounts of contributions or different bases for the calculation of contributions of different classes or categories of investment firms.

The maximum amount payable under the compensation scheme is 90% of all deposits held by one depositor, subject to a maximum compensation payment of €20,000. In a 2006 review, the EU Commission concluded that the current rules regarding deposit guarantees in Member States are sufficient for the time being.

Companies legislation

Each Irish AIB Group company is incorporated under the Irish Companies Acts 1963 to 2006 (the “Companies Acts”) or previous legislation having equivalent effect, and must comply with the provisions of such legislation. The Director of Corporate Enforcement, an Irish independent statutory officer, is responsible for encouraging compliance with, and enforcement of, the Companies Acts. Although not-yet-commenced, provisions of the Companies (Auditing and Accounting) Act 2003 (the “2003 Companies Act”) propose changes to the corporate governance regulatory framework in Ireland for a range of companies (including all public limited companies, and private limited liability companies exceeding prescribed thresholds). Those proposed changes are to be modified significantly before they are brought in to force. In December 2005, the Minister for Trade and Commerce announced that the 2003 Companies Act will be amended to require directors of affected companies to make a statement of compliance with regard to tax law and many indictable offences in company law, in which the directors: (a) acknowledge their responsibilities for securing compliance with regard to those obligations; (b) adopt a compliance policy statement; (c) confirm that they have arrangements in place for securing material compliance with those obligations; and (d) confirm that the arrangements have been reviewed during the year. The last two points are subject to ‘a comply or explain’ principle. The Financial Regulator’s power to require a regulated entity to provide a statement of compliance with the entity’s legal obligations has been mentioned above.

Consumers

The provision of credit to consumers is regulated in Ireland by the Consumer Credit Act 1995 (the “1995 Act”) and the 1995 Act is relevant to the AIB Group to the extent that any of its Group companies provides credit to consumers. The 1995 Act prescribes a range of detailed requirements to be included in consumer credit agreements and imposes a number of obligations on the provider of such credit. The 1995 Act imposes a requirement on all credit institutions to notify the Financial Regulator in advance of imposing on a customer any charge in relation to the provision of a service; increasing any charge previously notified; or imposing any charge that does not comply with a direction from the Financial Regulator. The European Commission has published a proposal for a Directive on the Community-wide harmonization of consumer credit law which will impact the provisions of the 1995 Act, but the proposal has yet to be adopted. Irish law contains a wide range of consumer protection provisions, such as the European Communities (Unfair Terms in Consumer Contracts) Regulations 1995, the Consumer Protection Act 2007 and other measures regulating the content of face-to-face and distance marketing contracts made with a consumer. The Consumer Director, a full member of the board of the Financial Regulator, aims to monitor closely the provision of financial services to consumers and the previously-mentioned Consumer Protection Code is an important aspect of that role (in respect of ‘non-MiFID’ services).

Financial Services Ombudsman’s Bureau

The jurisdiction of the Financial Services Ombudsman’s Bureau includes smaller-scale corporate customers and non-corporate bodies as well as individual consumers. The Financial Services Ombudsman (the “Ombudsman”), a statutory body, investigates, mediates in and adjudicates on complaints made by such customers. If a successful conclusion is not mediated and the Ombudsman finds against a financial services provider, the Ombudsman may make an award to a complainant of a maximum of €0.25 million, and may require the financial services provider to modify its practices relating to the complaint.

Anti-money laundering

Financial institutions (including credit institutions, investment business firms, stockbroking firms and insurance companies) designated under the Criminal Justice Act 1994 (the “1994 Act”) are obliged to take the necessary measures to effectively counteract money laundering in accordance with the provisions of the 1994 Act and the relevant sectoral Guidance Notes which have been issued with the approval of the Money Laundering Steering Committee. The 1994 Act and the relevant Guidance Notes set out measures to counteract money laundering in line with the Forty Recommendations of the OECD-based Financial Action Task Force and the EU Directives on the prevention of the use of the financial system for the purposes of money laundering. Analogously, Ireland, by means including the Criminal Justice (Terrorist Offences) Act 2005, applies EU and UN mandated restrictions on financial transfers with designated individuals and regimes, and prescribes criminal offences for participating in the financing of terrorism. The Third Anti-Money Laundering Directive will come into force in December 2007. It will extend the definition of money laundering to include terrorist financing. It will also introduce enhanced customer due diligence throughout the customer relationship and enhanced requirements regarding the identification and verification of beneficial owners and the identification and monitoring of politically exposed persons.

Data protection

The Data Protection Acts 1988 and 2003 (the “DPA”) regulate the retention and use of data relating to individual customers. The DPA also require certain “data controllers”, including financial institutions and insurance companies which process personal data to register with the Irish Data Protection Commissioner. Each relevant AIB Group company has complied with its obligations under the DPA. The European Communities (Electronic Communications Networks and Services) Data Protection and Privacy Regulations 2003 implement the EU Electronic Privacy Directive and regulate cold-calling and other unsolicited communications.

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

The FSA is responsible both for the prudential supervision and for the general supervision of AIB Group (UK) p.l.c.’s business in the UK. The FSA’s prudential rules include requirements in respect of, among other things, capital adequacy, limits on large exposures and liquidity. The FSA carries out a systematic analysis of the risk profile of each regulated financial institution, in accordance with its “ARROW” framework (Advanced Risk Responsive Operating frameWork). The basic method of prudential supervision of banks employed by the FSA involves the regular reporting of statistical information in a set of returns giving both balance sheet and consolidated statement of income data, returns on the maturity structure of assets and liabilities, sectoral analysis of business and details of concentration of risk in assets and deposits. Regular review meetings are held by the FSA with AIB Group (UK) p.l.c. management to discuss issues such as performance, risk management and strategy. The FSA will be introducing “ARROW II” during the course of 2007. ARROW II will update the existing framework set out by ARROW to take into account, amongst other things, “ Pillar 2” (Supervisory Review Process) of Basel II and the CRD (described in “Supervision and Regulation – Ireland” above). AIB Group (UK) p.l.c. will be working with the FSA to ensure that it will satisfy the FSA’s new framework.

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

The Banking Code is a voluntary code followed by UK banks (and building societies) in their relations with personal customers in the UK. It covers current accounts, personal loans, savings and credit cards. The first Banking Code took effect in March 1992 and is revised periodically, the most recent revised edition became effective on March 1, 2005. The Business Banking Code covers banks’ relations with small businesses (those with a turnover of up to £1 million a year). The first Business Banking Code took effect on March 31, 2002 and a revised edition became effective on March 1, 2005. AIB Group (UK) p.l.c. has adopted both the Banking Code and the Business Banking Code. Compliance with each of the codes is monitored by the Banking Code Standards Board.

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

Regulation of AIB

AIB is incorporated and has its head office in Ireland, and is authorized as a credit institution in Ireland by the Financial Regulator. Pursuant to the Banking Consolidation Directive (Directive 2000/12/EC) AIB has exercised its EU “passport” rights to provide banking, treasury and corporate treasury services in the UK through the establishment of branches (in the name of AIB) and also by providing services on a cross-border basis. The Banking Consolidation Directive was “recast” (as Directive 2006/48/EC) (“BCD”) as a result of the implementation of Basel II in the EU in July 2006, however, the provisions relating to the EU “passport”, discussed below, have remained generally untouched.

In accordance with the BCD, the “home state” regulator (here, the Financial Regulator) has primary responsibility for the prudential supervision of credit institutions incorporated in Ireland. However, credit institutions exercising their “passport” rights must comply with certain requirements (in particular, conduct of business rules) set by the “Host State” regulator (here, the FSA).

In addition, the FSA has a responsibility to co-operate with the Financial Regulator in ensuring that branches of Irish credit institutions in the UK maintain adequate liquidity and take sufficient steps to cover risks arising from their open positions on financial markets in the UK.

Under the BCD, the Host State regulator (here, the FSA) is empowered in specified circumstances to impose a prohibition on, or to restrict the listed activities of, an incoming firm utilizing its EU passport. Consistent with the allocation of supervisory responsibilities in the BCD, the FSA usually would only exercise such powers after consulting the Financial Regulator and indeed, in certain circumstances, the BCD explicitly requires such consultation. The FSA has a memorandum of understanding with the Financial Regulator which, inter alia, expresses the willingness of the respective authorities to exchange information in order to facilitate the effectiveness of the supervision of credit institutions in the EU. It also provides for the exchange of information in crisis situations and in cases where the authorities become aware of contraventions of the law by institutions covered by the BCD operating in their territory.

Regulation of other AIB Group entities

Certain other AIB Group entities currently have FSA authorization to carry on regulated activities (either by way of the right to provide cross-border services into the UK under the EU passport or by way of direct authorization), however, they carry on an insignificant amount of business in the UK at present.

Markets in Financial Instruments Directive

The EU Markets in Financial Instruments Directive (“MiFID”) will be implemented in the United Kingdom on November 1, 2007. The requirements of MiFID will apply to regulated AIB Group entities in the EU. As noted in “Supervision and Regulation - Ireland” above, each relevant AIB Group entity is examining MiFID to ensure that it obtains the appropriate authorization for its business, effective from November 1, 2007, although credit institutions do not require separate authorization.

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

Regulated mortgage contracts are not regulated by the Consumer Credit Act 1974 (the “CCA 1974”), which otherwise governs certain credit agreements made with consumers in the UK (see below). This exemption only affects mortgages made on or after the Commencement Date, and credit agreements made before the Commencement Date but subsequently changed such that a new contract is entered into on or after the Commencement Date and which constitutes regulated mortgage contracts.

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

Deposit protection and investor compensation

The Financial Services Compensation Scheme (“FSCS”) protects depositors in respect of their deposits with authorized banks in the UK. Payments under the FSCS are limited to 100% of the first £2,000 of a depositor’s total deposits with the institution and 90% of the next £33,000, resulting in a maximum payment of £31,700. The FSCS also applies to investments, and covers loss arising when an investment business is unable to make payments to investors and also loss arising from bad investment advice or poor investment management. Payments under the FSCS for a claim against an investment firm (including residential mortgage business) are limited to 100% of the first £30,000 of an investor’s total investment and 90% of the next £20,000, resulting in a maximum payment of £48,000.

        In respect of insurance mediation business, payments under the FSCS for a claim against an insurance mediation firm are calculated on the basis of (i) in respect of claims in respect of liabilities subject to compulsory insurance, 100% of the claim and (ii) in respect of other insurancep claims, 100% of the first £2,000 and 90% of the remainder of the claim, with no limit to the claim in either circumstance. Each of AIB Group (UK) p.l.c. and First Trust Independent Financial Advisers Ltd is covered by the FSCS. AIB, as a bank operating in the UK under its EU passport, is not covered by the FSCS but, in accordance with the Deposit Guarantee Plans Directive (Directive 94/19/EC), is covered by its home state (Ireland) deposit compensation scheme (as described in “Supervision and regulation – Ireland” above).

Companies legislation

AIB, and other subsidiaries having established a place of business in England in connection with its corporate and treasury operations in the UK, is also subject to the provisions of the Companies Acts of Great Britain which apply to overseas companies. AIB Group (UK) p.l.c. and all other AIB Group companies incorporated in Northern Ireland are subject to the provisions of the Companies Order (Northern Ireland) 1986.

Consumer credit

The CCA 1974 regulates the provision of secured and unsecured loans for amounts up to £25,000 and ancillary credit businesses such as credit brokerage and debt collecting. The Office of Fair Trading is responsible for the issue of licenses under, and the superintendence of the working and the enforcement of the CCA 1974 and other consumer protection legislation. Both AIB and AIB Group (UK) p.l.c. hold current CCA 1974 licenses. In December 2004, the UK Parliament published a Consumer Credit Bill for the purposes of reforming the CCA 1974. The Consumer Credit Bill received Royal Assent on March 30, 2006 in the form of the Consumer Credit Act 2006 (the “CCA 2006”). The amendments brought about by the CCA 2006 to the CCA 1974 come into force between June 2006 and October 2008 on such days as the Secretary of State for Trade and Industry may appoint.

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

Anti-money laundering

All persons engaged in the UK financial sector are subject to the UK anti-money laundering regime as set out in the Money Laundering Regulations 2003 (the “2003 Regulations”) (which impose requirements on such persons as to customer identification, record keeping, internal reporting and training of employees) and the Proceeds of Crime Act 2002 (which requires persons working in the regulated sector to disclose knowledge or suspicion of money laundering). Regulated firms are also subject to the high level anti-money laundering provisions in the FSA’s Senior Management Systems and Control sourcebook (“SYSC”). In addition, the Joint Money Laundering Steering Group (the “JMLSG”) Guidance Notes 2006 provide guidance to complying with the UK anti-money laundering regime.

Data protection

The Data Protection Act 1998 regulates the retention and use of data relating to individual customers. It requires every “data controller” who is processing personal data to notify the UK Information Commissioner. Each relevant AIB Group company has made appropriate notifications under that Act.

Poland

Overview of banking regulation

Bank Zachodni WBK S.A. (“BZWBK”), with its registered office in Wroclaw, is established under Polish Law as a joint stock company authorized to carry out banking business in Poland. It is subject to the regulatory framework laid down by the Banking Act of 1997 as amended (“Banking Act”), the National Bank of Poland Act of 1997 as amended (“NBP Act”), specific regulation by the National Bank of Poland (“NBP”) and the Banking Supervision Commission (“BSC” which is due to be replaced by the Financial Supervision Commission “FSC” effective from January 1, 2008 pursuant to Financial Market Supervision Act of July 2006 described below), the Law on the Banking Guarantee Fund of 1994 as amended (“BGF Law”).

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

The NBP and the BSC

The NBP Act regulates the NBP, including the Monetary Policy Council and the BSC. The NBP, being the central bank of Poland, does not engage in commercial banking, but performs regulatory functions in relation to banks operating in Poland. The Monetary Policy Council, which is placed within the NBP, is responsible for the monetary policy of Poland, sets official interest rates and the obligatory reserve rate. The BSC supervises the activities of Polish banks and its decisions are implemented by the General Inspectorate of Banking Supervisory (“GIBS”), an organizationally autonomous authority within the NBP structures. The objective of the supervision carried out by the BSC and its executive agency, GIBS, is to monitor and curtail excessive exposure of banks to various banking risks and thus ensure the safety of customer deposits and the stability of the financial system. The main tools employed by them include: (a) assessment of adequacy and qualifications of bank management as part of the license issuing process and the reviewing of the management composition and ownership structure; (b) development of regulations limiting risk exposure, including capital requirements, liquidity levels, limits on net open foreign exchange positions, etc.; (c) monitoring financial standing of banks through the prudential reporting system; (d) identifying potential threats to banks’ financial soundness and initiating preventive measures and remedy programs; and (e) performing on-site examinations of banks to evaluate the quality of their reporting, risk management methods and compliance with the applicable law and statutes.

Two-Stage Transition to Consolidated Financial Market Supervision

Based on the Financial Market Supervision Act of July 2006 which came into force in September 2006, Poland adopted a new consolidated model of financial market supervision. A single supervisory authority under the name of the Financial Supervision Commission (“FSC”) was created with a view to replacing the three bodies regulating separately the stock market, insurance and pension schemes market, and banking market. As of September 19, 2006 the FSC took over the responsibilities of the Insurance and Pension Funds Supervision Commission, and the Securities and Exchange Commission which consequently ceased to exist. From January 1, 2008 the scope of financial supervision of the FSC will also include supervision of banks currently performed by the BSC. The new commission has been designed as an independent authority, exercising supervisory powers over the financial market in an autonomous way. Apart from exercising supervision over the financial market, the FSC will be responsible for fostering proper operations of the financial market, promoting its development and preparation of drafts of legal acts relating to financial market supervision.

Supervision of capital markets

As an issuer of securities trading in the regulated market, BZWBK is subject to the three acts governing capital markets in Poland, namely the Act on Trading in Financial Instruments, the Act on Public Offering, Conditions for Introduction of Financial Instruments to Organized Trading System and on Public Companies, and also the Act on Capital Market Supervision. These regulations came into effect on October 24, 2005 and superseded the previous Act on Public Trading in Securities (“PTS Act”). They have brought complete harmonization of the Polish capital law with the EU regulations, made it more liberal and market friendly and set up a new legal system (legal issues divided into three separate groups: primary market, secondary market and supervision) that will facilitate implementation of new EU directives. The new legislation introduced a number of changes to enhance the level of market protection and provide more effective measures against irregularities. These include, among others, a precise definition of financial trading manipulation and an obligation on investment firms rendering financial service to notify the Securities and Exchange Commission of Poland (“Polish SEC” replaced by the FSC as of September 19, 2006) of any suspicious transactions. The array of powers of the Polish SEC has been extended to include a couple of new administrative measures, including responsibility to ensure equal access to reliable information for all market participants. The issuers of securities trading in the regulated market are required to disclose any circumstances or events that classify as inside information. Information is considered inside if it is likely to have a significant impact on the price or value of the financial instrument or the related derivative instruments, is precise in nature and related to persons executing orders to trade in financial instruments. The issuers are also obliged to make public disclosures in the form of periodic (annual, semi-annual, quarterly) and current reports (on specific events concerning the issuer) which are regulated by the executive ordinance based on the Act on Public Offering. In compliance with the Act on Financial Market Supervision, on September 18, 2006 the Polish SEC was deactivated and replaced by the FSC which took over capital market supervision as governed by the three above-mentioned acts.

Deposit protection

Pursuant to the BGF Law, a banking guarantee fund was created to provide deposit insurance to all bank customers and to assist banks in the case of solvency problems. The BGF Law stipulates that banks must contribute on an annual basis predetermined percentages of the value of their total assets as well as risk-weighted guarantees and other off-balance sheet liabilities to the Banking Guarantee Fund. The scheme provides for full coverage for each depositor up to the PLN equivalent of EUR 1,000 with the surplus being guaranteed at the rate of 90% up to the PLN equivalent of EUR 22,500.

Anti-money laundering

The Act of 2000, as amended on Counteracting Introduction into Financial Circulation of Property Values Derived from Illegal or Undisclosed Sources imposes measures to prevent money laundering and the financing of terrorism. It also defines the scope of entities obliged to register transactions and their specific duties with regard to gathering and disclosing information. Reports on suspicious transactions are required to be filed with the General Inspector of Financial Information, who analyses them and in cases of justified suspicion that a given transaction constitutes a crime, passes information to a prosecutor along with respective documents. BZWBK has made the organizational and procedural arrangements to ensure compliance with the requirements under the Act.

Data protection

The Act on the Personal Data Protection of 1997, as amended, determines the principles of personal data processing and the rights of natural persons whose data are or can be processed as a part of a data filing system. Under the Act, each data administrator is obliged to conform to a number of technical and formal requirements, which include measures to protect the personal data, maintenance of appropriate documentation and a list of persons authorized to carry out the processing. The law is enforced by the Bureau of Inspector General who among other duties maintains a central registry of databases. Registration details include the name and address of the data controller, the scope and purpose of the data processing, methods of collection and disclosure, and the security measures. BZWBK has complied with the data protection requirements and submitted relevant notifications to the Inspector General.

United States

Nature of the AIB Group’s US activities

AIB conducts operations in the United States directly and also indirectly through its shareholding in M&T. These direct and indirect activities require AIB and its affiliates to comply with a range of US federal and state laws.

Applicable federal and state banking laws and regulations

The International Banking Act of 1978 (the “IBA”) imposes limitations on the types of business that may be conducted by AIB in the United States and on the location and expansion of banking operations in the US. Because of its 24.2% shareholding in M&T, AIB is also subject to the provisions of the Bank Holding Company Act of 1956, as amended (together with regulations hereunder, the “BHCA”), and is subject to regulation by the Board of Governors of the Federal Reserve System (the “Board”).

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

The Gramm-Leach-Bliley Act (the “GLBA”), signed into law on November 12, 1999, provided for sweeping financial modernization for commercial banks, savings associations, securities firms, insurance companies, and other financial institutions operating in the United States. Among other things, the GLBA permits qualifying financial institutions that elect financial holding company (“FHC”) status to engage in expanded securities and insurance underwriting and sales activities. While AIB has not elected FHC status, it keeps the matter under review. Similarly, M&T has not elected FHC status.

In addition to its indirect operations in the United States through M&T, AIB conducts corporate lending, treasury and other operations directly through various offices in major US cities. In December 2003, AIB sold the retail business at its New York branch to Atlantic Bank of NewYork. However, AIB maintains its license as a New York branch and is authorized to conduct certain corporate lending, treasury and other operations. Therefore, it is still subject to supervision, regulation and periodic examination by the Banking Department of the State of New York. Acting through its various US offices, AIB is subject to a variety of federal and state banking and other laws.

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

        Although subject to such requirements, the Exchange Act and related SEC rules and regulations afford foreign private issuers, including AIB, relief from a number of requirements applicable to US registrants and, in certain respects, defers to the home country requirements of the company in question. This report includes significant executive compensation and other disclosures applicable to AIB under Irish law, but these disclosures are not fully comparable with disclosure requirements applicable to US registrants. In addition, the SEC’s rules under the Sarbanes-Oxley Act are, in some respects, less burdensome on AIB and other foreign private issuers than they are on similarly situated US registrants. This report, for the first time, reflects compliance with the internal control and auditor attestation requirements applicable to AIB by virtue of Section 404 of that Act.

Smaller operations are undertaken in other locations that are also subject to the regulatory environment in those jurisdictions.

Description of property

At December 31, 2006 AIB Group operated from approximately 800 branches and outlets worldwide, principally in Ireland, Northern Ireland, Great Britain and Poland. A majority of the branches and offices are owned outright, with the remainder, being held under commercial leases.

AIB Group’s headquarters building is situated at Bankcentre, Ballsbridge, Dublin 4, a campus style complex of interlinked buildings on a site of approximately 14 acres completed in 1979. It contains approximately 350,000 square feet of space (gross) and houses most of AIB Group’s support functions. In June 2006, as part of the sale and leaseback programme the Group now leases this head office building. A new development is underway adjoining the existing buildings which will double the office space on the campus and AIB has contracted to lease this property for a period of 30 years from date of completion which is expected to be late 2007. In addition, since 2003 AIB Group leases the AIB International Centre in Dublin’s International Financial Services Centre containing approximately 120,000 square feet of space (gross). This building, which was previously owned by the Group, is held under a 25 year lease with a break clause in 2013 and is occupied by the Capital Markets division, accommodating their global treasury management and other activities.

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

In Poland, BZWBK owns its head office buildings in Wroclaw at 9/11 Rynek, occupying 62,348 square feet, and at Strzegomska Str. 8-10, occupying 72,448 square feet. The Bank has also a long leasehold interest in its head office buildings at Plac Andersa 5 in Poznan, occupying 108,594 square feet, and at Marszalkowska Str. 142 in Warsaw, occupying 37,656 square feet.

Organizational structure

During 2006, the business of AIB Group was conducted through four(1) major operating divisions and its principal group companies as described below:

Divisions
AIB BANK ROI DIVISION	AIB UK DIVISION	CAPITAL MARKETS DIVISION
Allied Irish Banks, p.l.c.	AIB Group (UK) p.l.c.	Allied Irish Banks, p.l.c.

General retail and commercial banking through some 275 branches and outlets in the Republic of Ireland.	32 branches and 8 development offices in Britain, trading as Allied Irish Bank (GB), focused primarily on the mid corporate business sector.	Management of liquidity and funding needs; interest and exchange rate exposures; financial market trading activities; provision of lending; trade finance and commercial treasury services; provision of corporate banking and not for profit activities.

AIB Leasing Ltd. Asset financing company providing leasing products in Ireland.	57 branches and outlets in Northern Ireland, trading as First Trust Bank, focused on general retail and commercial banking and also asset finance and leasing.

AIB Insurance Services Ltd.	POLAND DIVISION	AIB Capital Markets plc

Provision of general insurance services. Acts as an insurance intermediary.	Bank Zachodni WBK S.A. A commercial and retail bank which operates through 384 branches and outlets in Poland.	Provision of asset management, fund management and corporate advisory services, including equity investment and corporate finance.

AIB Finance Ltd		AIB Corporate Finance Ltd.

Asset financing company providing instalment/variable and fixed rate loans and deposit products in Ireland. With effect from the close of business December 31, 2006, AIB Finance transferred its activities and undertakings to Allied Irish Banks p.l.c.		Provision of corporate advisory services to companies including merger, acquisition, capital raising and strategic financial advice.

AIB Bank (CI) Ltd.		Goodbody Holdings Ltd.

Jersey (Channel Islands) based company providing a full range of offshore banking services including lending and internet banking facilities and also offering offshore trust and corporate services through associated companies. It also maintains a branch in the Isle of Man.		Provision of a broad range of stockbroking services and corporate advisory services, through its subsidiaries, Goodbody Stockbrokers and Goodbody Corporate Finance respectively.

AIB International Financial

AIB Mortgage Bank		Services Ltd.

The Company’s principal activity is the issue of Mortgage Covered Securities for the purpose of financing loans secured on residential property, in accordance with the Asset Covered Securities Act, 2001.		Provider of sophisticated, outsourced financial services and structured financial engineering solutions for international banks and corporations.

AIB Asset Management Holdings (Ireland) Ltd.

Provides asset management and funds services management for institutional and retail clients through its subsidiary companies AIB Investment Managers Ltd. and AIB Fund Management Ltd.

The above subsidiary undertakings are wholly-owned with the exception Bank Zachodni WBK S.A. (70. 5%). The registered office of each is located in the principal country of operations.

(1)	AIB’s former US subsidiary, Allfirst, was sold to M&T Bank Corporation (“M&T”) on April 1, 2003. For divisional reporting purposes, AIB’s investment in M&T is recorded under Group.

Item 5.	Operating and Financial Review and Prospects

CRITICAL ACCOUNTING POLICIES

AIB’s financial statements are prepared under the historical cost basis, with the exception of the following assets and liabilities which are stated at their fair value: derivative financial instruments, financial instruments at fair value through profit or loss, certain hedged financial assets and financial liabilities, financial instruments held for trading and financial assets classified as available for sale. The accounts comply with Irish statute and with International Financial Reporting Standards (“IFRS”) as well as general practices followed by the financial services industry in Ireland and the UK, except as described within footnote 2 on page 3. In the preparation of its financial statements, the Group adopts the accounting policies and estimation techniques that the Directors believe are most appropriate in the circumstances for the purpose of giving a true and fair view of the Group’s state of affairs, income and cashflows. However, different policies, estimation techniques and assumptions in critical areas could lead to materially different results. Differences between IFRS and US GAAP are set out in Note 53 of the Notes to the Consolidated Financial Statements.

The estimates that have a significant impact on the financial statements and estimates with a significant risk of material adjustment are set out below:-

Loan impairment

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

IBNR provisions are also maintained to cover loans, which are impaired at the balance sheet date and, while not specifically identified, are known from experience to be present in any portfolio of loans.

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

– Probability of default i.e. the likelihood of a customer defaulting on its obligations over the next 12 months,

– Loss given default i.e. the fraction of the exposure amount that will be lost in the event of default, and

– Exposure at default i.e. exposure is calculated by adding the expected drawn balance plus a percentage of the unused limits.

The rating systems have been internally developed and are continually being enhanced, e.g. externally benchmarked to help underpin the aforementioned factors which determine the estimates of expected loss. Estimated expected loss is only one element in assessing the adequacy of allowances.

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

Financial instruments are either priced with reference to a quoted market price for that instrument or by using a valuation model. Where the fair value is calculated using financial-markets pricing models, the methodology is to calculate the expected cash flows under the terms of each specific contract and then discount these values back to a present value. These models use as their basis independently sourced market parameters including, for example, interest rate yield curves, equities and commodities prices, option volatilities and currency rates. Most market parameters are either directly observable or are implied from instrument prices. However, where no observable price is available, the instrument fair value will include a provision for the uncertainty in the market parameter based on sale price or subsequent traded levels. The calculation of fair value for any financial instrument may require adjustment of quoted price or model value to reflect the cost of credit risk (where not embedded in underlying models or prices used) and adjustments to reflect the cost of exiting illiquid or other significant positions. This may also include an estimation of the likely occurrence of future events which could affect the cashflows of the financial instrument. The valuation model used for a particular instrument, the quality and liquidity of market data used for pricing, other fair value adjustments not specifically captured by the model and market data are all subject to internal review and approval procedures and consistent application between accounting periods.

Retirement benefits

The Group provides a number of defined benefit and defined contribution retirement benefit plans in various geographic locations, the majority of which are funded. In relation to the defined benefit plans, a full actuarial valuation is undertaken every three years and is updated to reflect current conditions in the intervening periods. Plan assets are valued at fair value. Plan liabilities are measured on an actuarial basis, using the projected unit method and discounted at the current rate of return on a high quality corporate bond of equivalent term and currency to the liability. Actuarial gains and losses are recognized immediately in the statement of recognized income and expense.

In calculating the plan liabilities and the charge to the income statement, the directors have chosen a number of assumptions within an acceptable range, under advice from the Group’s actuaries. The impact on the consolidated income statement and the consolidated balance sheet could be materially different if a different set of assumptions were used.

OPERATING RESULTS

The following discussion should be read in conjunction with the consolidated Financial Statements of AIB Group included elsewhere in this Report. These financial statements were prepared in accordance with IFRS. IFRS differs in certain significant respects from US GAAP. Reconciliations of certain items in these financial statements to US GAAP are shown in Note 53 to AIB’s Consolidated Financial Statements. The significant accounting policies adopted by AIB Group are set out on pages 100 to 114 of AIB’s Consolidated Financial Statements.

In this Form 20-F, AIB provides supplemental information of its results on a non-GAAP basis to enable readers and investors to understand the impact of the underlying performance on the key captions in the consolidated statements of income and consolidated balance sheets. While this information is a non-GAAP measure under US GAAP, AIB’s management considers the identification of non-GAAP items to be an aid to the understanding and interpretation of the financial performance of the organisation. AIB defines the non-GAAP items to include material issues of a non-recurring or one-off nature which impact on the reflection of the true performance of the organisation in the period under assessment.

Items that have impacted the GAAP reporting on the key income statement captions include:

- Currency factors

- Interest rate hedge volatility

- Restructuring costs

These factors are described in more detail below.

Currency factors

Approximately 29% of the Group’s earnings are denominated in currencies other than the euro. As a result, movements in exchange rates can have an impact on earnings growth. In 2006, the US dollar and Sterling average accounting rates remained broadly stable relative to the euro and the Polish zloty strengthened relative to the euro by 3% compared with the year to December 2005. The impact on earnings benefited from hedging profits of €10 million.

At December 31, 2006, approximately 42% of the Group’s assets were denominated in currencies other than the euro. Movements in exchange rates can therefore have an impact on balance sheet caption growth rates. Sterling and Polish zloty strengthened relative to euro by 2% and 1% respectively. US Dollar weakened relative to the euro by 10%.

In 2005, the Polish zloty average accounting rate strengthened relative to the euro by 12.5% and sterling weakened by 1%. The US dollar average accounting rate was in line with 2004. The impact on earnings included hedging losses of €13 million.

At December 31, 2005, approximately 43% of the Group’s assets were denominated in currencies other than the euro. Movements in exchange rates can therefore have an impact on balance sheet caption growth rates. US dollar, sterling and Polish zloty strengthened relative to euro by 15%, 3% and 6% respectively.

Interest rate hedge volatility

Under IFRS, the reporting of hedges in place for interest rate volatility (hedging ineffectiveness and derivative volatility) can result in the net recording of a gain/loss in the statement of income. The impact in 2006 was a decrease of €4 million in income before taxes (€4 million after taxes) equivalent to EUR 0.5c in earnings per share. In 2005 the impact was an increase of €6 million in income before taxes (€6 million after tax) equivalent to EUR 0.7c in earnings per share. As IAS 39 was not applied in 2004 there was no impact recorded in 2004.

Restructuring costs

There were no material restructuring costs in 2006, or 2005. There were restructuring costs of €9 million in 2004 relating to the writedown of property values at Group level.

In addition, the following matters impact the comparison of results for the years presented:

Business acquisitions/disposals

In January 2006, AIB completed a venture that brought together Hibernian Life & Pensions Limited (an Aviva Group p.l.c. subsidiary) and Ark Life under a holding company Hibernian Life Holdings Limited. As a result, AIB owns an interest of 24.99% in Hibernian Life Holdings Limited and has entered into an exclusive agreement to distribute the life and pensions products of the venture. The income and expenses of Ark Life’s operations disposed of for the years ended December 31, 2006, €4 million; 2005: €46 million; and 2004: €53 million have been reported net of taxation as a discontinued operation below net income.

During 2006, AIB recorded gains on disposals of businesses amounting to €189 million equivalent to earnings of EUR 21.7c per share. This included €112 million in relation to disposal of Ark Life recorded within discontinued activities. In addition AIB recorded income from the transfer by Ark Life of management of certain investment contracts to Aviva as part of the disposal of Ark Life (€26 million after taxes) and profit from the sale of 50% stake of AIB/BNY Securities Services (Ireland) Limited to the Bank of New York Company (€51 million after taxes).

Strategic property disposals

In 2005, AIB began a programme of sale and leaseback transactions on a number of branches and its headquarter location in Ireland. As part of this programme, pretax gains of €454 million (€372 million after taxes) were recorded during the year ended December 31, 2006 of which gains on disposal of property amounted to €358 million (€290 million after taxes) and construction contract income amounted to €96 million (€82 million after taxes). In total, strategic property disposals contributed EUR 42.8c to earnings per share in 2006.

In 2005 construction contract income amounted to €45 million (€38 million after taxes) equivalent to EUR 4.4c in earnings per share.

Adoption of IFRS and 2004 comparatives

The Group adopted the requirements of International Financial Reporting Standards and International Accounting Standards (collectively IFRSs) as adopted by the European Union in 2005. As permitted by IFRS 1, the accounting standards relating to financial instruments and insurance contracts IAS 32, IAS 39 and IFRS 4 have not been applied for 2004. Therefore the 2004 numbers are not directly comparable to the numbers reported in 2005 and 2006 and accordingly, readers should exercise caution in determining trends based on the 2004 numbers.

Earnings per share

Basic earnings per share was EUR 246.8c in the year ended December 31, 2006 compared with EUR 151.0c in 2005, an increase of EUR 95.8c or 63%. When earnings per share for the year ended December 31, 2006 is adjusted for the negative impact of interest rate hedge volatility (EUR 0.5c), the profit on disposal of business (EUR 21.7c) and the profit arising from the strategic property disposals (EUR 42.8c) adjusted earnings per share was EUR 182.8c in 2006. This is an increase of EUR 36.9c or 25% on an adjusted earnings per share for 2005 of EUR 145.9c, when adjusted for interest rate hedge volatility EUR 0.7c and construction contract income EUR 4.4c.

Basic earnings per share was EUR 151.0c in the year ended December 31, 2005 compared with EUR 134.5c in 2004, an increase of EUR 16.5c or 12%. When earnings per share for the year ended December 31, 2005 is adjusted for the positive impact of interest rate hedge volatility (EUR 0.7c), and construction contract income (EUR 4.4c) adjusted earnings per share was EUR 145.9c in 2005.

Net interest income

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

The following table shows net interest income for the years ended December 31, 2006, 2005 and 2004.

	Years ended December 31,
	2006	2005	2004
	(Euro in millions)
Net interest income	2,999	2,530	2,072

Commentary on net interest income performance in 2006

Net interest income was €2,999 million in 2006, compared to €2,530 million in 2005, an increase of €469 million. The increase was impacted by currency factors of €10 million. Excluding this item, net interest income increased by €459 million or 18%. The key drivers of the increase were strong loan and deposit growth in Republic of Ireland, UK and Poland. Loans to customers increased by 26% and customer accounts increased by 19% on a constant currency basis since December 31,2005 (details of loan and deposit growth by division are contained on page 36 of this report).

The domestic and foreign margins for 2006 are reported on page 28 of this report.

AIB Group manages its business divisionally on a product margin basis with funding and groupwide interest exposure centralized and managed by Global Treasury. While a domestic and foreign margin is calculated for the purpose of statutory accounts, the analysis of net interest margin trends is best explained by analysing business factors as follows:

The Group net interest margin amounted to 2.26%, a decrease of 12 basis points compared with 2005. The margin reduction was due to a combination of the following factors:

(a) loans increasing at a faster rate than deposits;

(b) lower yields on the re-investment of deposit and current account funds as they mature;

(c) a changing mix of products where stronger volume growth has been achieved in lower margin products; corporate loans, home loans and prime rate advances on the lending side and term deposits and other lower margin products on the deposit side;

(d) competitive pressures on loan and deposit pricing;

partly offset by;

(e) a lower level of growth in Treasury assets compared with the growth in retail and commercial assets. This mix impact reduced the margin attrition to 12 basis points from 16 basis points before this factor.

The margin reduction continues to be impacted by average loans increasing at a greater rate than average deposits compared with 2005. While this strong lending growth generated good incremental profit, the funding impact resulted in a reduction in the net interest margin.

The impact of low yields on the investment of deposit and current account funds particularly affected AIB Bank Republic of Ireland and Poland divisions. As interest rates increase and more of the funds reinvest, over time the impact of this factor is expected to reduce.

While it is difficult to disaggregate trends in product margins between mix and competitive factors, competitive pricing behaviour did impact loan and deposit margins. The Group’s new business lending continued to meet targeted return on capital hurdles.

Commentary on net interest income performance in 2005

Net interest income was €2,530 million in 2005 compared with €2,072 million in 2004, an increase of €458 million. The increase included currency factors of €16 million. Excluding this item net interest income increased by €442 million or 21%. The 21% increase was after incurring €12 million of investigation related charges in 2004.

The key drivers of the increase in net interest income were strong loan and deposit growth in Republic of Ireland and the UK, strong loan growth in Corporate Banking and very good growth in loan arrangement fees. Loans to customers increased by 27% and customer accounts increased by 16% on a constant currency basis since January 1, 2005. Net interest income also benefited from income earned on the €1 billion of perpetual preferred securities issued in December 2004.

The Group net interest margin was 2.38% in 2005, a decrease of 7 basis points compared with 2004. Net interest income and the net interest margin for 2005 is not directly comparable with 2004 following the implementation of IAS 32, IAS 39 and IFRS 4 from January 1, 2005.

If these standards had been implemented from January 1, 2004, the Group net interest margin would have been 20 basis points lower compared with 2004. This margin reduction was due to a combination of the following factors:

(a) loans increasing at a faster rate than deposits;

(b) a changing mix of products where stronger volume growth has been achieved in lower margin products; corporate loans and home loans on the lending side and term deposits and other lower margin products on the deposit side. There was higher growth in mid-market business loans in the Republic of Ireland and the United Kingdom and growth in international corporate operations;

(c) competitive pressures on loan and deposit pricing; and

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

The impact of a low rate environment on the investment of deposit funds particularly affected Republic of Ireland and UK divisions. While it is difficult to disaggregate trends in product margins between mix and competitive factors, competitive pricing behaviour did impact loan and deposit margins. The Group’s new business lending continued to meet targeted return on capital hurdles.

Average interest rates, gross yields, spreads and margins

The following table shows interest rates prevailing at December 31, 2006 together with average prevailing interest rates, gross yields, spreads and margins for the years ended December 31, 2006, 2005 and 2004.

	As at Dec. 31,	Average interest rates for Years ended December 31,
	2006	2006	2005	2004
	%	%	%	%
Interest rates

Ireland
AIB Group’s prime lending rate	4.25	3.44	2.65	2.63
European inter-bank offered rate
One month euro	3.63	2.94	2.14	2.08
Three month euro	3.73	3.08	2.19	2.11
United Kingdom
AIB Group’s base rate	5.00	4.64	4.66	4.39
London inter-bank offered rate
One month sterling	5.22	4.74	4.68	4.46
Three month sterling	5.28	4.80	4.71	4.59
United States
Prime rate	8.25	7.96	6.19	4.34
Poland
One month zloty	4.04	4.10	5.27	5.92

Gross yields, spreads and margins(1)
Gross yield(2)
Group		5.21	4.79	4.62
Domestic		4.78	4.18	4.06
Foreign		6.16	6.13	5.87
Interest rate spread(3)
Group		1.83	2.00	2.05
Domestic		1.70	1.85	1.85
Foreign		2.07	2.35	2.46
Net interest margin(4)
Group		2.26	2.38	2.45
Domestic		2.04	2.17	2.17
Foreign		2.77	2.83	3.08

		Years ended December 31,
		2006	2005	2004
		(Euro in millions)
Average interest earning assets
Group		132,542	106,380	84,541
Domestic		91,447	73,057	58,298
Foreign		41,095	33,323	26,243

(1)

The gross yields, spreads and margins presented in this table are extracted from the average balance sheets and interest rates presented on page 29 of this Report and this breakdown into domestic and foreign has been compiled on the basis of location of office.

(2)	Gross yield represents the average interest rate earned on interest earning assets.
(3)	Interest rate spread represents the difference between the average interest rate earned on interest earning assets and the average interest rate paid on interest bearing liabilities.
(4)	Net interest margin represents net interest income as a percentage of average interest earning assets.

	Average Balance Sheet and Interest Rates Years ended December 31,
	2006			2005			2004
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(Euro in millions)%			(Euro in millions)%			(Euro in millions)%
ASSETS
Loans and receivables to banks
Domestic offices	4,930	191	3.9	4,596	117	2.5	2,857	70	2.4
Foreign offices	2,307	116	5.1	1,131	50	4.4	824	28	3.4
Loans and receivables to customers(1)
Domestic offices	62,641	3,162	5.1	47,806	2,084	4.4	38,540	1,625	4.2
Foreign offices	33,133	2,177	6.6	27,664	1,768	6.4	21,397	1,260	5.9
Trading portfolio financial assets
Domestic offices	9,205	349	3.8	7,786	257	3.3	5,890	193	3.3
Foreign offices	1,316	31	2.3	1,308	48	3.7	1,139	39	3.4
Financial investments available for sale
Domestic offices	14,671	588	4.0	12,869	470	3.7	11,011	431	3.9
Foreign offices	4,339	209	4.8	3,220	177	5.5	2,883	213	7.4
Total interest earning assets
Domestic offices	91,447	4,290	4.7	73,057	2,928	4.0	58,298	2,319	4.0
Foreign offices	41,095	2,533	6.2	33,323	2,043	6.1	26,243	1,540	5.9
Net interest on swaps		85			125			48

	132,542	6,908	5.2	106,380	5,096	4.8	84,541	3,907	4.6
Non-interest earning assets	8,827	—	—	13,209	—	—	10,421	—	—

Total assets	141,369	6,908	4.9	119,589	5,096	4.3	94,962	3,907	4.1

Percentage of assets applicable to foreign activities			31.5			31.1			31.3

LIABILITIES AND STOCKHOLDERS’ EQUITY
Due to banks
Domestic offices	28,375	1,067	3.8	25,288	693	2.7	20,288	555	2.7
Foreign offices	2,098	96	4.6	1,963	81	4.1	2,732	91	3.3
Due to customers
Domestic offices	36,101	809	2.2	27,820	473	1.7	23,795	363	1.5
Foreign offices	21,282	768	3.6	18,545	642	3.5	14,780	462	3.1
Other debt issued
Domestic offices	13,615	456	3.4	7,001	171	2.4	3,395	77	2.3
Foreign offices	10,144	499	4.9	8,486	374	4.4	3,942	178	4.5
Subordinated liabilities
Domestic offices	3,542	182	5.2	2,925	132	4.5	2,513	109	4.3
Foreign offices	551	32	5.8	—	—	—	—	—	—
Total interest bearing liabilities
Domestic offices	81,633	2,514	3.1	63,034	1,469	2.3	49,991	1,104	2.2
Foreign offices	34,075	1,395	4.1	28,994	1,097	3.8	21,454	731	3.4

	115,708	3,909	3.4	92,028	2,566	2.8	71,445	1,835	2.6
Non interest earning liabilities	18,263	—	—	21,237	—	—	18,070	—	—

Total average liabilities	133,971	3,909	2.9	113,265	2,566	2.3	89,515	1,835	2.0
Ordinary stockholders’ equity	7,398	—	—	6,324	—	—	5,447	—	—

Total liabilities and stockholders’ equity	141,369	3,909	2.8	119,589	2,566	2.2	94,962	1,835	1.9

Percentage of liabilities applicable to foreign activities			30.2			30.7			29.1

(1)	Loans to customers include money market funds, unquoted securities and reverse repurchase agreements.

The following table allocates changes in net interest income between volume and rate for the year ended December 31, 2006 compared with the year ended December 31, 2005 and the year ended December 31, 2005 compared with the year ended December 31, 2004. Volume and rate variances have been calculated based on the movements in average balances over the period and changes in interest rates on average interest earning assets and average interest bearing liabilities respectively. Changes due to a combination of volume and rate are allocated ratably to volume and rate.

	December 2006 over December 2005			December 2005 over December 2004
	Increase/(decrease) due to changes in:
	Average Volume	Average Rate	Net Change	Average Volume	Average Rate	Net Change
	(Euro in millions)			(Euro in millions)
INTEREST EARNING ASSETS
Loans and receivables to banks
Domestic offices	8	66	74	44	3	47
Foreign offices	57	9	66	12	10	22
Loans and receivables to customers
Domestic offices	686	352	1,038	447	89	536
Foreign offices	353	56	409	394	114	508
Trading portfolio financial assets
Domestic offices	50	42	92	64	—	64
Foreign offices	—	(17)	(17)	6	3	9
Financial investments available-for-sale
Domestic offices	75	43	118	56	(17)	39
Foreign offices	51	(19)	32	30	(66)	(36)

Total interest income	1,280	532	1,812	1,053	136	1,189

INTEREST EARNING LIABILITIES
Due to banks
Domestic offices	86	287	373	138	—	138
Foreign offices	6	9	15	(80)	70	(10)
Due to customers
Domestic offices	169	167	336	61	49	110
Foreign offices	106	20	126	120	60	180
Other debt issued
Domestic offices	198	87	285	91	3	94
Foreign offices	79	46	125	200	(4)	196
Subordinated liabilities
Domestic offices	30	21	51	18	5	23
Foreign offices	32	—	32	—	—	—

Total interest expense	706	637	1,343	548	183	731

Net interest income
Domestic offices	336	(59)	277	303	18	321
Foreign offices	238	(46)	192	202	(65)	137

Net interest income	574	(105)	469	505	(47)	458

Other income

The following table shows other income for the years ended December 31, 2006, 2005 and 2004.

	Years ended December 31,
	2006	2005	2004
	(Euro in millions)
Dividend income	23	17	27
Banking fees and commissions	921	863	912
Investment banking and asset management fees	314	198	155
Fee and commission income	1,235	1,061	1,067
Fee and commission expense	(161)	(145)	(131)
Trading income	167	119	95
Currency hedging profits / (losses)	10	(13)	1
Interest rate hedge volatility	(4)	6	—
Net trading income	173	112	96
Profit on termination of off balance sheet instruments	—	—	36
Other	57	72	73
Other operating income	57	72	109

Total other income	1,327	1,117	1,168

Commentary on other income performance in 2006

In the year ended December 31, 2006 other income was €1,327 million, compared with €1,117 million for the year ended December 31, 2005 an increase of €210 million. The increase included the impact of currency factors €32 million and interest rate hedge volatility (hedging ineffectiveness and derivative volatility) of €10 million (- €4 million in 2006 and €6 million in 2005). The net impact of these factors was €22 million. Excluding these factors other income increased by €188 million or 17%.

Dividend income increased by 35% mainly reflecting growth in dividends from investments held by the Polish business.

Banking fees and commissions increased by 6%, reflecting increased business and transaction volumes in AIB Bank Republic of Ireland and Corporate Banking and good growth in credit card revenue in Ireland.

Investment banking and asset management fees increased by 57% driven by particularly strong performances in Asset Management in Poland and BZWBK’s brokerage operation and very good growth in Goodbody stockbrokers. Total fee and commission income was up 16%, driven by the 57% increase in investment banking and asset management fees and the 6% increase in banking fees and commissions.

Trading income increased, with strong growth in foreign exchange and interest rate management activities. Trading income excludes interest income and expense arising from these activities, which is included in net interest income. Accordingly, the above trading income does not give the full picture in terms of trading activities, largely in Global Treasury. Interest income in Global Treasury decreased and total income was broadly flat relative to 2005.

Other income as a percentage of total income remained the same as 2005 at 31%.

Commentary on other income performance in 2005

In the year ended December 31, 2005 other income was €1,117 million, compared with €1,168 million for the year ended December 31, 2004, a decrease of €51 million. The decrease reflects the impact of currency factors of €22 million. Excluding currency factors, other income decreased by 6%. Other income in 2005, in particular fee and commission income, was impacted by the implementation of IAS 32 and IAS 39. If these standards had been implemented from January 1, 2004, other income was up 4%. Other income represented 31% of total income for 2005, compared with 36% in 2004.

Total fee and commission income was down 2% with banking fees and commissions down 7%. These decreases are due to implementation of IAS 32 and IAS 39 from January 1, 2005. If these standards had been implemented from January 1, 2004, total fee and commission income and banking fees and commissions would have been up 8% and 5% respectively. This growth in banking fees and commissions reflects increased business and transaction volumes in AIB Bank Republic of Ireland, UK and Corporate Banking and there was good growth in credit card revenue in Ireland and electronic business and payment fees in Poland.

Asset management and investment banking fees increased by 23% driven by particularly strong performances in Goodbody stockbrokers, AIB Corporate Finance, Asset Management in Poland and BZWBK’s brokerage operation.

Trading income increased with strong growth in bond management activities. Trading income excludes interest payable and receivable arising from these activities, which is included in net interest income.

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

Operating expenses

The following table shows operating expenses for the years ended December 31, 2006, 2005 and 2004.

	Years ended December 31,
	2006	2005	2004
	(Euro in millions)
Personnel expenses	1,502	1,298	1,136
General and administrative expenses	672	583	579
Depreciation(1)/amortization(2)	140	130	145
Restructuring cost	—	—	9

Total operating expenses	2,314	2,011	1,869

(1)	Depreciation of property, plant and equipment.
(2)	Amortization/impairment of intangible assets and goodwill.

Commentary on operating expenses in 2006

In the year ended December 31, 2006 operating expenses were €2,314 million, compared to €2,011 million for the year ended December 31, 2005, an increase of €303 million. The increase included currency factors of €11 million. Excluding this factor, operating expenses increased by €292 million or 14%.

Operating expenses increased in a period of substantially increased business volumes and strong growth on the revenue line. As a consequence of the continuing growth opportunities available to the business and in order to develop capabilities to exploit them, the Group is investing in various programmes to sustain the long-term health and development of the business. This has included investment in appropriate skills, in enhanced reward systems, the ongoing building of common operating systems in line with our single enterprise agenda and in developing a resilient risk, compliance and corporate governance framework (including Sarbanes Oxley and Basel II). Excluding regulatory driven costs, performance related remuneration resulting from very strong revenue growth and investment in our risk, compliance and corporate governance framework totalling €110 million, the increase in costs was 9%.

In 2006, personnel expenses were €1,502 million compared to €1,298 million for the year ended December 31, 2005, an increase of €204 million. The increase includes currency factors of €6 million. Excluding currency factors personnel expenses increased by 15% reflecting a higher level of variable performance related remuneration linked to the strong revenue outperformance and salary increases.

In 2006, general and administrative expenses were €672 million, compared to €583 million for the year ended December 31, 2005, an increase of €89 million. The increase reflects currency factors of €4 million. Excluding these factors, general and administrative expenses were up 14% mainly due to consultancy, systems and infrastructure costs to ensure compliance with the changing regulatory requirements and to sustain the long-term development of the business.

Depreciation/amortization for 2006 was €140 million, compared with €130 million for 2005, an increase of €10 million. The increase includes currency factors of €1 million. Excluding this item depreciation/amortisation increased by 6%, reflecting the commencement of depreciation on the aforementioned recent investment initiatives.

Productivity improved with the cost income ratio reducing by 1.7 percentage points to 53.5% from 55.2% in 2005.

Commentary on operating expenses in 2005

In the year ended December 31, 2005 operating expenses were €2,011 million, compared with €1,869 million for the year ended December 31, 2004, an increase of €142 million. The increase reflects restructuring costs of €9 million in 2004 and currency factors of €28 million. Excluding these items, operating expenses increased by €123 million or 7%.

The cost base in the comparative year to December 2004 included €14 million of investigation related costs. Excluding these investigation related costs, operating expenses increased by 8%. Of this increase, one percentage point relates to an increase in retirement benefit expense, primarily reflecting the income statement impact in 2005 of the actuarial losses recognized during the year ended December 31, 2004. The remaining increase reflects the very strong business volume and strong revenue growth in 2005. In the period there were costs to ensure compliance with a range of regulatory initiatives such as Sarbanes Oxley and Basel II and there was higher performance related remuneration resulting from strong revenue growth. Excluding these items, the increase was 5%. The resourcing and restructuring of our single enterprise agenda is in implementation and we expect this to increase business capability, improve efficiency and further enable compliance.

Productivity improved with the cost income ratio reducing to 55.2% from 57.8% in 2004.

In 2005, personnel expenses were €1,298 million compared with €1,136 million in 2004, an increase of €162 million. The increase includes currency factors of €13 million. Excluding these items, personnel expenses were up 13%. If the above mentioned increase in retirement benefit expense was excluded, personnel expenses were up 12%. The increase reflected a higher level of variable costs arising from performance related remuneration resulting from strong revenue growth, the cost of additional resources to respond to business growth demands and ensure compliance with a range of regulatory initiatives such as Sarbanes Oxley and Basel II and higher pension costs.

In 2005, general and administrative expenses were €583 million compared with €579 million in 2004, an increase of €4 million. The increase includes currency factors of €10 million. Excluding these items, general and administrative costs were down 1%. If investigation related costs in 2004 were to be excluded general and administrative expenses were up 2%. The 2% increase includes the effects of inflation and consultancy and systems costs relating to the aforementioned strengthening of internal structures to ensure compliance with new regulatory initiatives.

The depreciation charge for 2005 was €130 million compared with €145 million for 2004, a decrease of €15 million. The decrease includes currency factors of €5 million. Excluding this item, the depreciation charge was down 13%. The decrease reflects the benefit of some business rationalizations.

Provisions for loan losses

The following table shows the provisions for loan losses charged to income for each of the three years ended December 31, 2006, 2005 and 2004.

	Years ended December 31,
	2006	2005	2004
	(Euro in millions)
Provisions for loan losses	118	115	114

As a percentage of average advances(1)	0.12%	0.15%	0.20%

(1)	Average loans, before provisions less unearned income, include leasing and installment credit.

Please also see “Provision and allowance for loan losses” on pages 89 and 92, “ Net loans charged off” on pages 90 and 91 and “Impaired loans” on page 95.

Commentary on provision for loan losses in 2006

The provision for loan losses of €118 million (0.12% of average advances) for the year ended December 31, 2006 was €3 million higher than in 2005 €115m, (0.15% of average advances). The provision reflects the continuation of a benign credit environment in the markets where we operate and is also influenced by a very high level of recoveries particularly in our Capital Markets division. The 2006 provision includes €92 million of specific provisions (€97 million in 2005) and €26 million of IBNR provisions (€18 million in 2005). The increase in IBNR was particularly influenced by the growth in advances of 26% in 2006.

Ireland

Provision for loan losses have increased by €27 million to €70 million in the year to December 31, 2006 (2005: €43 million). The increase was mainly in the ROI Commercial book (€23 million) in relation to a small number of larger cases in the Property & Distribution sectors. There was also an increase of €6 million in the Personal sector following the application of updated loss histories to pools of impaired loans with small balances.

United Kingdom

While we experienced a modest increase in gross new provisions in both Capital Markets (up €5 million) and UK (up €9 million) spread across a number of sectors (Property, Manufacturing, Transport & Other Services), these were offset by strong recoveries, particularly in our Capital Markets division where recoveries were €27 million (€5 million in 2005).

United States

The provision for loan losses at December 31, 2006 was a net recovery of €1 million resulting from the sale of an asset in the Capital Markets division. This compares with a provision of €3 million in 2005. Our provision experience continues to be very favourable in this market.

Poland

In 2006 the provision for loan losses at €10 million was €5 million lower than in 2005 (2005: €15 million) and reflects a very low level of new provisions and a significant level of recoveries of provisions previously charged-off.

Rest of World

The provision for loan losses at December 31, 2006 was a net recovery of €2 million as a result of the sale of an asset in Capital Markets Europe.

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

United Kingdom

In 2005, the provision increased by €15 million to €53 million (2004: €38 million). The increase in the UK division was €7 million reflecting lower levels of new provisions and very strong recoveries offset by an addition to IBNR provisions of €12 million, largely influenced by advances growth, compared to 2004 when no addition to IBNR provisions was made. In Capital Markets UK the increase was €8 million reflecting higher levels of new provisions and lower recoveries.

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

Rest of the World

The provision for loan losses for the year to December 31, 2005 was €2 million in Capital Markets Europe.

Provisions for contingent liabilities and commitments

	Years ended December 31,
	2006	2005	2004
	(Euro in millions)
Provisions for contingent liabilities and commitments	(15)	20	20

There was a net credit in provisions for contingent liabilities and commitments of €15 million in 2006 compared to a provision of

€20	million in 2005 and €20 million in 2004.

Amounts written off/(written back) financial investments available for sale

	Years ended December 31,
	2006	2005	2004
	(Euro in millions)
Amounts written off/(written back) financial investments available for sale	1	8	(1)

Provisions for amounts written off financial investments available for sale were €1 million in 2006, compared to €8 million in 2005 and a net credit of €1 million in 2004.

Associated undertakings

	Years ended December 31,
	2006	2005	2004
	(Euro in millions)
Share of results of associated undertakings	159	149	132
Profit on disposal of investments in associated undertakings	8	—	—

	167	149	132

The income in 2006 was €167 million compared to €149 million in 2005, an increase of €18 million. The income in 2006 included €8 million from the disposal of investments in associated undertakings. The Group’s share of results of associated undertakings was €159 million an increase of €10 million on 2005 mainly reflecting the net income from the Group’s 24.99% interest in Hibernian Life Holdings Limited for 11 months in 2006. Under IFRS, AIB’s share of M&T after-tax profit in 2006 amounted to €141 million, down from €148 million in 2005. Under IFRS, the Group did not recognize unallocated provisions recorded in M&T’s books. Consequently, the movement by M&T of previously unallocated credit provisions to specific provisions gave rise to an income statement impact of €15 million negative.

The income in 2005 was €149 million compared to €132 million in 2004 and mainly reflects AIB’s 23.5% share of the income after taxes of M&T Bank Corporation on an IFRS basis for the year to December 2005.

Gain on disposal of businesses

Years ended December 31,
2006	2005	2004
(Euro in millions)
79	5	17

2006

The gain on disposal of businesses in 2006 amounting to €79 million relates to the sale of the 50% stake of AIB/BNY Securities Services (Ireland) Limited to the Bank of New York Company (€51 million after taxes) and the transfer by Ark Life of the management of certain investment contracts to Aviva as part of the disposal of Ark Life (€26 million after taxes). The balance relates to deferred consideration arising from the sale of the Govett business in 2003.

2005

The gain on disposal of businesses in 2005 amounting to €5 million relates to the sale of Community Counselling Services of €4 million (tax charge €1 million), and the deferred consideration of €1 million (tax charge €0.3 million), arising from the sale of the Govett business in 2003.

2004

The gain on disposal of businesses in 2004 amounting to €17 million relates to the sale of BZWBK’s subsidiary, Cardpoint S.A. of €13 million (tax charge €2 million), and the deferred consideration of €4 million (tax charge €1 million), arising from the sale of the Govett business in 2003.

Applicable taxes

The following table shows applicable income taxes and tax rates, as well as effective tax rates, for the years ended December 31, 2006, 2005 and 2004.

	Years ended December 31,
	2006	2005	2004
	(Euro in millions)
Applicable income taxes	433	319	270

Irish corporation tax rate	12.5%	12.5%	12.5%
Weighted average corporation tax rate(1)	18.2%	20.7%	20.5%
Effective tax rate	16.6%	18.7%	19.4%

The taxation charge was €433 million compared to €319 million in 2005 and €270 million in 2004. The charge in 2005 and 2004 included an Irish Government Bank Levy of €29.5 million. When this Bank Levy is excluded the adjusted effective tax rate was 17.0% in 2005 and 17.3% in 2004 in comparison to an effective tax rate of 16.6% in 2006. The effective tax rate is influenced by the geographic mix of profits which are taxed at the rates applicable in the relevant jurisdictions where the group operates.

(1)	The weighted average corporation tax rate is derived from the standard tax rate in each jurisdiction multiplied by the net income generated in that jurisdiction.

Risk weighted assets, loans to customers and customer accounts (excluding currency factors)

% change December 31,2006 v December 31, 2005	Risk weighted assets % Change	Loans to customers % Change	Customer(1) accounts % Change
AIB Bank Republic of Ireland	36	32	20
AIB Bank UK	19	19	22
Capital Markets	8	17	9
Poland	26	23	16

AIB Group	22	26	19

(1)	Excludes money market funds.

Balance sheet

Total assets amounted to €159 billion at 31 December 2006 compared to €133 billion at 31 December 2005. Adjusting for the impact of currency, total assets were up 20% and loans to customers were up 26% since 31 December 2005 while customer accounts increased by 19%. Risk weighted assets excluding currency factors increased by 22% to €123 billion.

Outlook

AIB operates in strong high growth economies and sectors which serve as firm foundations for the business. In 2007, income is again expected to grow at a faster rate than costs, driven by the strength of the customer business pipeline and focus on further productivity gains. Asset quality is expected to remain solid with the provision for bad debts anticipated to show only a moderate increase on the exceptionally low level in 2006. Based on these factors, we are targeting low double-digit growth in 2007 adjusted earnings per share compared to the adjusted earnings per share of EUR 182.8c in 2006.

Performance by division

Income before taxes by division for the years ended December 31, 2006, 2005 and 2004 were as follows:

	Years ended December 31,
	2006	2005	2004
	(Euro in millions)
Income before taxes(1)
AIB Bank ROI	966	779	657
Capital Markets	589	403	326
AIB Bank UK Division	379	322	288
Poland	207	132	103
Group	474	70	22

AIB Group	2,615	1,706	1,396

(1)

The business segment information is based on management accounts information. Interest income on capital is allocated to the divisions on the basis of the capital required to support the level of risk weighted assets. Interest income earned on capital not allocated to divisions is reported in Group.

AIB Bank ROI division

AIB Bank ROI: Retail and commercial banking operations in Republic of Ireland, Channel Islands and Isle of Man; AIB Finance and Leasing; Card Services and Hibernian Life Holdings Limited, AIB’s venture with Aviva Group p.l.c. in the life and pensions business.

2006 performance

	Years ended December 31,
	2006	2005
	(Euro in millions)
AIB Bank ROI income statement
Net interest income	1,581	1,314
Other income	434	376

Total operating income	2,015	1,690
Personnel expenses	675	568
General and administrative expenses	270	250
Depreciation/amortization	55	49

Total operating expenses	1,000	867

Operating income before provisions	1,015	823
Provisions for impairment of loans and receivables	78	45
Provisions for liabilities and commitments	(4)	10
Amounts written back financial investments available for sale	(1)	—

Total provisions	73	55

Operating income	942	768
Associated undertakings	18	(1)
Gain on disposal of property	6	12

Income before taxes	966	779

Discontinued operation - net of taxes	116	46

Income before taxes was €966 million in 2006 compared with €779 million in 2005, an increase of €187 million or 24%. There was no currency impact on the AIB Bank ROI income statement in 2006 compared with 2005. This growth in income before taxes was underpinned by a buoyant Irish economy and a refined and dynamic business model. Total operating income was up 19% and total operating expenses were up 15% with the operating income/cost gap at +4%.

The strong income growth reflects increased customer demand for a competitively priced product range driven by a strong customer relationship management ethos in both front-line and back-office activities.

Loans and deposits increased by 32% and 20% respectively since December 31, 2005. AIB benefited from a pricing strategy to retain maturing Special Savings Incentive Accounts (SSIAs) and deposit growth exceeded that of the overall market.

Similarly total loan growth was ahead of the market and was well spread across business, personal and mortgage sectors. Operating expenses were up 15%. Key drivers were growth in staff numbers reflecting the increased levels of business activity, annual salary inflation, the impact of a new career framework pay structure, performance related costs, a higher advertising spend and increased costs associated with a number of mandatory/regulatory driven project costs. The strong operating performance is reflected in a further improvement in the cost income ratio to 49.6% compared with 51.3% in 2005. Asset quality remains good and the provision charge for the year to 31 December 2006, was 0.15% of average loans, up 0.04% compared with the year to December 31, 2005.

Retail Banking reported a very strong out-turn for the year where business lending growth continued to be exceptionally strong and personal lending, home mortgages and private banking also experienced excellent growth. Income growth in AIB Card Services also increased significantly benefiting from strong growth in revenue. AIB Finance & Leasing saw solid operating income growth reflecting increased new business levels across all key sectors.

In early 2006, AIB completed its venture with the Aviva subsidiary that brought together, Hibernian Life & Pensions Limited and Ark Life under a holding company Hibernian Life Holdings Limited of which AIB owns 24.99%. This represents an important part of the AIB wealth management platform in the distribution of life and pension products. The share of net income of associated undertakings from the venture was €11 million in 2006.

2005 performance

	Years ended December 31,
	2005	2004
	(Euro in millions)
AIB Bank ROI income statement
Net interest income	1,314	1,144
Other income	376	364

Total operating income	1,690	1,508
Personnel expenses	568	510
General and administrative expenses	250	256
Depreciation/amortization	49	47

Total operating expenses	867	813

Operating income before provisions	823	695
Provisions for impairment of loans and receivables	45	43
Provisions for liabilities and commitments	10	—
Amounts written off financial investments available for sale	—	1

Total provisions	55	44

Operating income	768	651
Associated undertakings	(1)	(1)
Gain on disposal of property	12	7

Income before tax	779	657

Discontinued operation - net of taxes	46	53

Income before taxes was €779 million in the year ended December 31, 2005, compared with €657 million in the year ended December 31, 2004, an increase of €122 million or 19%. There was no currency impact on the AIB Bank ROI income statement in 2006 compared with 2005. Excluding €26 million of investigation related charges incurred in 2004, income before taxes increased by 14%.

Total operating income was up 12% and total operating expenses were up 7%. Excluding the €12 million of investigation related charges to net interest income and €14 million of investigation related costs, these growth rates were 11% and 9% respectively, with the growth in total operating income exceeding the growth in operating expenses by 2%.

The strong income before taxes growth was generated through higher business volumes and from the focus on customer relationship management. Loans and deposits increased by 28% and 20% respectively since December 31,2004. Total operating expenses were up 7% (or 9% excluding investigation related costs in 2004). Increased business activity, annual salary inflation, performance costs related to strong revenue growth and costs associated with a number of mandatory and regulatory driven projects were the key drivers of the 7% increase. Additional pension costs in 2005 accounted for 1% of the operating expenses growth. Personnel expenses were up 11% in 2005 with general and administrative expenses down 2% (up 3% excluding investigation related costs in 2004). The cost income ratio was 51.3% compared with 53.9% in 2004 (52.6% excluding the €26 million of investigation related charges incurred in 2004). Asset quality remained very good with the provision charge as a percentage of average loans reducing to 0.11% from 0.14% in 2004.

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

Capital Markets division 2006 performance

Capital Markets division comprises of Corporate Banking, Global Treasury and Investment Banking.

	Years ended December 31,
	2006	2005
	(Euro in millions)
Capital Markets income statement
Net interest income	490	435
Other income	464	407

Total operating income	954	842
Personnel expenses	302	280
General and administrative expenses	123	103
Depreciation/amortization	13	17

Total operating expenses	438	400

Operating income before provisions	516	442
Provisions for impairment of loans and receivables	5	34
Provisions for liabilities and commitments	1	4
Amounts written off financial investments available for sale	2	8

Total provisions	8	46

Operating income	508	396
Associated undertakings	2	2
Gain on disposal of businesses	79	5

Income before taxes	589	403

Income before taxes including gains on disposal of businesses, was €589 million in 2006 compared with €403 million in 2005, an increase of €186 million or 46%. There was no currency impact on the Capital Markets income statement in 2006 compared with 2005. Operating income grew by 29%, driven by strong revenue growth, an exceptionally low level of bad debt provisions and good core cost management in each of the key business areas.

Corporate Banking performed exceptionally well, with operating income before provisions up 26% and income before taxes up 42%. Loans were up by 17%, driven by continued focus on customer relationships and new product development. Growth in established international businesses, new structured product initiatives and the opening of new overseas offices contributed to the underlying performance.

Overall Global Treasury income before taxes declined marginally (2%) on 2005, against a backdrop of significant challenges in money markets impacted by increased interest rates and inflationary pressures. This belied particularly strong growth in the customer treasury business in Ireland, Britain and Poland and a robust performance in bond management activities.

Investment Banking experienced exceptional growth with income before taxes up 62%, reflecting quality product development and strong customer relationships, particularly in Polish asset management and stockbroking services. In Ireland stockbroking reflected strong growth in equity trading, corporate advisory services and structured investments.

Total operating expenses continued to be managed closely with higher performance related costs partly offset by the impact of selective business rationalisation in 2005 and notwithstanding the impact of once-off technology, compliance and marketing costs, the division’s cost income ratio decreased to 45.9% from 47.5% in 2005.

Strong recoveries of credit provisions arising from realisation of exposures, was a factor during the year and a conservative approach to credit management continued to prevail in a benign global credit environment.

Gain on disposal of businesses arose from the transfer by Ark Life of the management of certain investment contracts to Aviva, as part of the Ark Life disposal (€26 million after taxes), and from the sale of our 50% share of AIB/BNY Security Services (Ireland) Limited to the Bank of New York Company (€51 million after taxes).

The division’s growth continues to be underpinned by its ability to identify and bring to market new quality product initiatives within profitable sectors and niches.

2005 performance

	Years ended December 31,
	2005	2004
	(Euro in millions)
Capital Markets income statement
Net interest income	435	360
Other income	407	390

Total operating income	842	750
Personnel expenses	280	268
General and administrative expenses	103	107
Depreciation/amortization	17	28

Total operating expenses	400	403

Operating income before provisions	442	347
Provisions for impairment of loans and receivables	34	31
Provisions for liabilities and commitments	4	1
Amounts written off financial investments available for sale	8	(3)

Total provisions	46	29

Operating income	396	318
Associated undertakings	2	4
Gain on disposal of businesses	5	4

Income before taxes	403	326

Income before taxes was €403 million in the year ended December 31, 2005, compared with €326 million in the year ended December 31, 2004, an increase of €77 million or 23%. There was no currency impact on the Capital Markets income statement in 2005 compared with 2004.

The performance in Corporate Banking was particularly strong with income before taxes up 33% on the comparative out-turn for 2004. Significant loan growth was experienced in both the domestic and international businesses with advances increasing by 29% since December 2004. The unit continued to invest heavily in expanding its international and specialised loan businesses which are experiencing very strong growth. Corporate banking retains a rigorous and conservative approach to credit risk management and continually seeks to optimise value in a quality loan portfolio.

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

The divisional cost income ratio decreased to 53.7% from 54.4% in 2004. Personnel expenses were up 5% in the period while general and administrative expenses were down 4%. Strong cost management control coupled with selective business rationalisation enabled the division to retain costs at 2004 levels.

The provision charge decreased to 0.22% of average loans from 0.27% in 2004. Total provisions increased due to a higher nominal bad debt charge, higher investment provisions and some onerous lease charges on premises.

AIB Bank UK Division

Retail and commercial banking operations in Great Britain and Northern Ireland.

2006 performance

	Years ended December 31,
	2006	2005
	(Euro in millions)
AIB Bank UK income statement
Net interest income	593	516
Other income	154	148

Total operating income	747	664
Personnel expenses	238	224
General and administrative expenses	94	89
Depreciation/amortization	11	10

Total operating expenses	343	323

Operating income before provisions	404	341
Total provisions	26	21

Operating income	378	320
Gain on disposal of property	1	2

Income before taxes	379	322

Income before taxes was €379 million in 2006 compared with €322 million in 2005, an increase of €57 million. This increase was impacted by currency factors of €1 million. Excluding this item, income before taxes was up €56 million or 17%, continuing the trend of strong double-digit growth in recent periods. Loans and deposits increased by 19% and 22% respectively during 2006, with the growth well spread across both the business and personal sectors. Customer deposit and current account balances grew very strongly, with excellent growth in personal and business current accounts. Net interest income increased by 14%. Other income increased by 4%, with an increased focus on diversifying income away from traditional sources of fee income towards alternative income streams. Total operating expenses increased by 6%, due to normal salary increases and investment in customer and corporate marketing activity. Overall, the cost income ratio improved significantly from 48.7% to 45.9%, reflecting a combination of the strong revenue growth and management action taken to manage cost growth. The provision charge of 0.13% of average loans, is consistent with 2005 and reflects the good credit quality in the portfolio.

Allied Irish Bank (GB), which focuses on business banking, reported strong income before taxes growth of 23% to €209 million in 2006. This growth was primarily driven by a combination of strong lending and deposit volume growth and by good management of lending margins in a competitive environment. Loan and deposit balances increased by 16% and 24% respectively since December 31, 2005, with growth in lending balances increasing to 24% when measured on an average balance basis. Total operating expenses increased by 4% when compared with last year, reflecting good cost management, with a resultant improvement in the cost income ratio from 48.7% to 44.1%.

In Northern Ireland, First Trust Bank increased income before taxes to €170 million representing 11% growth on last year. Loan and deposit balances were up 26% and 19% respectively when compared with December 31, 2005, with strong growth in business and mortgage lending activity combining with significant growth in current account balances. Total operating expenses increased by 8% impacted by normal salary increases and by increased operating costs, the latter reflecting additional investment in the personal market and improvements to the branch network technology platform. The cost income ratio improved marginally from 48.6% to 48.2%.

2005 performance

	Years ended December 31,
	2005	2004
	(Euro in millions)
AIB Bank UK income statement
Net interest income	516	416
Other income	148	189

Total operating income	664	605
Personnel expenses	224	206
General and administrative expenses	89	89
Depreciation/amortization	10	10

Total operating expenses	323	305

Operating income before provisions	341	300
Total provisions	21	13

Operating income	320	287
Gain on disposal of property	2	1

Income before taxes	322	288

Income before taxes was €322 million in the year ended December 31, 2005, compared with €288 million in the year ended December 31, 2004, an increase of €34 million. The increase included currency factors of €1 million. Excluding this factor, income before taxes increased by €35 million or 12%. Loan and deposit balances increased by 29% and 17% respectively in 2005 with volume growth reflecting buoyant business momentum. Lending margins were well managed in a very competitive environment. Total operating expenses were up 6% mainly due to personnel expenses increases relating to ongoing investment in the business. Personnel expenses were up 9% and general and administrative expenses were flat. The cost income ratio improved to 48.7% from 50.4% last year. The provision for loan losses represented 0.13% of average loans, compared with 0.11% of average advances in 2004. Credit quality remains robust in a relatively benign economic climate.

Allied Irish Bank (GB), with its primary focus on chosen business sectors, achieved a very strong performance, with growth in balances of 31% in loans and 21% in deposits. The bank continues to grow its business customer base as a key provider of banking to mid-corporate businesses through its relationship-banking model and continued expansion. In 2005, the opening of a corporate office in the regenerated Birmingham city centre demonstrated the increasing profile of Allied Irish Bank (GB).

First Trust Bank, a retail bank in Northern Ireland, also reported strong growth, with loan balances up 25% and solid deposit growth of 12%. First Trust continues to develop both its business and personal customer bases.

Poland Division

Bank Zachodni WBK (“BZWBK”), in which AIB has a 70.5% shareholding, together with its subsidiaries and associates. BZWBK Wholesale Treasury and a share of Investment Banking subsidiaries results are reported in Capital Markets division.

2006 performance

	Years ended December 31,
	2006	2005
	(Euro in millions)
Poland income statement
Net interest income	236	205
Other income	302	222

Total operating income	538	427
Personnel expenses	170	137
General and administrative expenses	120	99
Depreciation/amortization	40	44

Total operating expenses	330	280

Operating income before provisions	208	147
Provisions for impairment of loans and receivables	9	14
Provisions for liabilities and commitments	(2)	1

Total provisions	7	15

Operating profit	201	132
Associated undertakings	6	—

Income before taxes	207	132

Income before taxes was €207 million in 2006 compared with €132 million in 2005, an increase of €75 million. This increase was impacted by currency factors of €4 million. Excluding this item, income before taxes increased by €71 million or 56%. This exceptional growth reflects the very strong momentum across the business lines of the division in a favourable economic climate, resulting in significantly higher business activity and volumes.

Total operating income increased by 22% with net interest income up by 11%. There was a substantial pick up in the demand for credit in 2006, with momentum particularly noted in the second half-year. Total loans increased by 23% from December 2005 due to strong business lending growth, which was ahead of the market growth, and the ongoing pick up in retail lending. Mortgage growth at 26% benefited in the second half-year from the reduced market preference for foreign exchange denominated lending and growing customer demand for zloty mortgages, the sector in which the bank actively participates. Overall lending margins were largely flat reflecting improved product mix, offsetting increasing competition in business and mortgage lending. Customer deposits increased by 16% from December 2005, with growth primarily in current accounts and foreign exchange deposits. Business deposits increased by 26%. Personal deposits were higher by 8% which is a strong performance given customer preference for mutual funds in the market. Lower interest rates and increased competition reduced deposit margins, which was somewhat compensated for by a better product mix.

Other income growth of 32% was driven by a variety of positive factors, primarily by the exceptional growth in the mutual fund business which reported the biggest inflow of funds countrywide, and where balances increased by 123% since December 2005 and market share increased to 17.4% at December 31, 2006 from 12.6% at December 31, 2005. The mutual funds business is ranked second in terms of the total value of assets and earned the highest returns in most fund categories during 2006. A high level of sales and favourable portfolio mix resulted in asset management net income growth of 202%. The brokerage business enjoyed a tremendous year, buoyed by the performance of the Warsaw Stock Exchange in 2006 with substantial increases in turnover and resultant fee income. In addition, dividends, equity investment disposals, foreign exchange income and e-business and payment fees all contributed to the strong growth recorded in other income.

Total operating expenses increased by 12% reflecting increased business activity and investment in developing the franchise in Poland. Personnel expenses increased by 18% reflecting higher staff numbers, substantial increase in performance related costs, including a once-off year end payment to staff related to the very strong revenue growth. Operating costs continue to be carefully managed. Better business generation opportunities have resulted in increased spend on marketing and IT in particular. The cost income ratio fell to 60.3% from 65.7%.

Impaired loans as a percentage of total loans have continued to improve with the ratio at 4.9% at December 31, 2006 compared with 6.8% at December 31, 2005, reflecting strong asset quality as the loan book increased. The provision charge as a percentage of average loans was 0.23%, compared with 0.40% in 2005.

2005 performance

	Years ended December 31,
	2005	2004
	(Euro in millions)
Poland income statement
Net interest income	205	174
Other income	222	188

Total operating income	427	362
Personnel expenses	137	113
General and administrative expenses	99	87
Depreciation/amortization	44	45

Total operating expenses	280	245

Operating income before provisions	147	117
Provisions for impairment of loans and receivables	14	29
Provisions for liabilities and commitments	1	(1)
Amounts written off financial investments available for sale	—	1

Total provisions	15	29

Operating profit	132	88
Associated undertakings	—	1
Gain on disposal of property	—	1
Gain on disposal of business	—	13

Income before taxes	132	103

Income before taxes was €132 million in 2005 compared with €103 million in 2004, an increase of €29 million. This increase was impacted by currency factors of €13 million. Excluding this item, the increase was €16 million or 11%.

Total operating income increased by 5% with net interest income increasing by 5% and other income increasing by 5%. Average interest rates were lower in 2005 following a 2% reduction in the reference rate during the year to 4.5% at December 31, 2005. Performing loans to customers increased by 5% since December 2004 with total loans to customers up 4%. Overall the business lending market in Poland was subdued with higher liquidity levels and increased competition resulting in stagnant business lending year on year. Personal lending grew strongly where cash loans in particular were in demand. Lending margins increased as a result of improved mix in the portfolio. Customer deposits increased by 8% with margins decreasing as a result of lower interest rates, changing mix and increased competition.

Other income grew by 5%. The main area of growth was asset management fees with mutual funds income increasing by 115% and a continued favourable mix in funds managed, with market share increasing from 7.5% to 12.6%. The brokerage business enjoyed an excellent year with substantial increases in turnover, buoyed by the performance of the Warsaw Stock Exchange in 2005. E-business and payment fees and foreign exchange income contributed to a strong growth level.

Personnel expenses were up 10% and general and administrative expenses were up slightly. Overall operating expenses were up 3% reflecting higher staff costs due to increased performance related pay, while savings were realized in operating expenses.

Provisioning reduced further compared with 2004. Impairment losses on loans and receivables were 57% lower in 2005. The charge as a percentage of average loans declined from 0.91% to 0.40% in 2005. The downward trend in impaired loans as a percentage of total loans continued from 8.4% at December 31, 2004 to 6.8% at the end of December 2005.

Group Division

Group includes interest income earned on capital not allocated to divisions, the funding cost of certain acquisitions, hedging in relation to the translation of foreign locations’ profit, unallocated costs of Enterprise Technology and central services and the contribution from AIB’s share of approximately 24.0% in M&T Bank Corporation.

2006 performance

	Years ended December 31,
	2006	2005
	(Euro in millions)
Group income statement
Net interest income	99	60
Other loss	(27)	(36)

Total operating income	72	24
Personnel expenses	117	89
General and administrative expenses	65	42
Depreciation/amortization	21	10

Total operating expenses	203	141
Operating loss before provisions	(131)	(117)
Provisions for impairment of loans and receivables	—	1
Provisions for liabilities and commitments	(10)	5

Total provisions	(10)	6

Operating loss	(121)	(123)
Associated undertakings	141	148
Gain on disposal of property	358	—
Construction contract income	96	45

Income before taxes	474	70

Group division reported income before taxes of €474 million for the year to December 2006 compared with income before taxes of €70 million in 2005. The increase includes income on disposal of property and construction contract income (total €454 million - see below for detail).

Net interest income increased due to higher capital income resulting from higher capital balances (strong retained earnings and the return on the funds generated from the disposal of property and the sale of businesses). Other loss includes hedging profits/(losses) in relation to foreign currency translation hedging and interest rate hedge volatility (hedging ineffectiveness and derivative volatility).

Total operating expenses were higher due to increased compliance related spend, mainly Sarbanes Oxley and Basel II and investment in systems and infrastructure to sustain the long-term development of the business in line with our single enterprise agenda. Performance related costs were higher in line with strong profit growth.

M&T reported its annual results on January 11, 2007, showing net income up 7% to US$ 839 million. US GAAP-basis diluted earnings per share was up 10% to US$ 7.37 from US$ 6.73 in the year to December 2005. Under IFRS, AIB’s share of M&T after-tax profit in 2006 amounted to €141 million, down from €148 million in 2005. Under IFRS, the Group did not recognize unallocated provisions recorded in M&T’s books. Consequently, the movement by M&T of previously unallocated credit provisions to specific provisions gave rise to an income statement impact of €15 million negative.

Gain on disposal of property includes income on the disposal of the existing Bankcentre building (€256 million before taxes), income on the sale of 11 branches in the Republic of Ireland (€73 million before taxes) and income on disposal of Donnybrook House (€29 million before taxes). Construction contract income of €96 million reflects the profit earned from the new development at Bankcentre, based on the stage of completion.

2005 performance

	Years ended December 31,
	2005	2004
	(Euro in millions)
Group income statement
Net interest income/(expense)	60	(22)
Other (loss)/income	(36)	37

Total operating income	24	15
Personnel expenses	89	39
General and administrative expenses	42	40
Depreciation/amortization	10	15
Restructuring costs	—	9

Total operating expenses	141	103

Operating loss before provisions	(117)	(88)
Provisions for impairment of loans and receivables	1	(2)
Provisions for liabilities and commitments	5	20

Total provisions	6	18

Operating loss	(123)	(106)
Associated undertakings	148	128
Construction contract income	45	—

Income before taxes	70	22

Group division income before taxes of €70 million for the year to December 2005 compared with income before taxes of €22 million in 2004.

Net interest income was up due to higher capital income resulting from increased capital balances (strong retained earnings) and the income generated from investment of funds raised on a €1 billion perpetual preferred securities issue in December 2004. Other income was lower due to gains of €36 million in relation to closing out capital invested positions in 2004. Other income in 2005 includes economic hedging losses in relation to foreign currency translation exposure and capital management, and interest rate hedge volatility (hedging ineffectiveness and derivatives volatility) under IFRS.

Significant additional investment in resources to facilitate AIB’s preparation for Basel II and Sarbanes Oxley were the main drivers of higher operating expenses. In addition, there was investment to further strengthen compliance and internal audit structures and performance related costs were higher in line with strong revenue and profit growth.

AIB’s share of M&T net income in 2005 amounted to €148 million up from €128 million in 2004. AIB benefited from a 23.5% share of net income compared to a 22.7% share in the year to December 2004, primarily due to increased share buybacks by M&T. M&T reported its annual results on January 11, 2006, showing net income up 8% to US$ 782 million. US GAAP-basis diluted earnings per share was up 12% to US$ 6.73 from US$ 6.00 in the year to December 2004.

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

The following table shows AIB Group’s capital resources at December 31, 2006, 2005 and 2004:

	December 31,
	2006	2005	2004
	(Euro in millions)
Stockholders’ equity (1)	8,605	7,169	6,472
Equity and non-equity minority interests	1,307	1,248	1,211
Preference shares	189	210	182
Perpetual preferred securities	1,016	—	—
Undated capital notes	871	868	346
Dated capital notes	2,668	2,678	1,923

Total capital resources	14,656	12,173	10,134

(1)	Includes other equity interests

Capital resources increased by €2.5 billion during the year ended December 31, 2006.

The increase arose as a result of issues of perpetual preferred securities of €1 billion reflecting the issue of Stg £350 million and €500 million in perpetual preferred securities. In addition, stockholders’ equity increased arising from net retentions and pension plan actuarial gains offset by exchange rate movements.

The sterling and Polish zloty strengthened by 2% and 1% respectively relative to the euro, while the US dollar weakened by 10% relative to the euro, resulting in a net negative foreign currency translation adjustment of €152 million. Stockholders’ equity benefited from net retentions of €1,560 million and the re-issue of shares for staff incentive plans of €87 million. The actuarial gains in the Group’s retirement benefit plans, which the Group has recognized directly in stockholders’ equity under IAS 19 – Employee benefits, amounted to €200 million.

Capital ratios

In carrying out the Group’s overall capital resources policy, a guiding factor is the supervisory requirements of the Financial Regulator, which applies a capital/risk assets ratio framework in measuring capital adequacy. This framework analyses a bank’s capital into three tiers. Tier 1 capital, comprises mainly stockholders’ funds, minority equity interests in subsidiaries and preference shares. It is the highest tier and can be used to meet trading and banking activity requirements. Tier 2 includes perpetual, medium-term and long-term subordinated debt, certain provisions for impairment and fixed asset revaluation reserves. Tier 2 capital can be used to support both trading and banking activities. Tier 3 capital comprises short-term subordinated debt with a minimum original maturity of two years. The use of tier 3 capital is restricted to trading activities only and it is not eligible to support counterparty or settlement risk. The aggregate of tiers 2 and 3 capital included in the risk asset ratio calculation may not exceed tier 1 capital. AIB does not currently use tier 3 capital in its capital calculation. The capital adequacy framework also applies risk weightings to balance sheet and off-balance sheet exposures, reflecting the credit and other risks associated with broad categories of transactions and counterparties, to arrive at a figure for risk weighted assets. An internationally agreed minimum total capital (to risk weighted assets) ratio of 8% and a minimum tier 1 capital (to risk weighted assets) ratio of 4% are the base standards from which the Financial Regulator sets individual capital ratios for credit institutions under its jurisdiction.

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

A project is in place across the Group to prepare for the implementation of the CRD.

The following table shows the components and calculation of the Group’s tier 1 and total capital ratios at December 31, 2006 and 2005.

	December 31
	2006	2005
	(Euro in millions)
Capital base
Tier 1
Paid-up ordinary share capital	294	294
Eligible reserves	7,975	6,161
Equity and non-equity minority interests in subsidiaries	1,307	1,248
Non-cumulative preference shares (note a)	189	210
Non-cumulative perpetual preferred securities	1,016	—
Reserve capital instruments (note b)	497	497
Less: Supervisory deductions (note c)	(1,162)	(1,135)

Total tier 1 capital	10,116	7,275

Tier 2
Fixed asset revaluation reserves	110	381
IBNR provisions	189	162
Subordinated perpetual loan capital	871	868
Subordinated term loan capital	2,668	2,678

Total tier 2 capital	3,838	4,089

Gross capital	13,954	11,364
Supervisory deductions (note d)	(310)	(487)

Total capital	13,644	10,877

Notes:
(a)	Non-cumulative preference shares are included within subordinated liabilities and other capital instruments in the consolidated balance sheet.
(b)	Reserve capital instruments are included within Other Equity Interests in the consolidated balance sheet.
(c)	Supervisory deductions at the tier 1 capital level relate to intangible fixed assets and goodwill.
(d)	Supervisory deductions at the total capital level relate to investments in non-consolidated financial entities, primarily the long-term assurance business attributable to stockholders.

	December 31
	2006	2005
	(Euro in millions except %)
Risk weighted assets
Banking book:
On balance sheet	101,285	79,520
Off-balance sheet	13,033	14,682

	114,318	94,202

Trading book:
Market risks	8,172	6,891
Counterparty and settlement risks	544	563

	8,716	7,454

Total risk weighted assets	123,034	101,656

Capital ratios
Tier 1 capital	8.2%	7.2%
Total capital	11.10%	10.7%

The Group was strongly capitalized at December 31, 2006 with the tier 1 ratio at 8.2% and the total capital ratio at 11.1%. Risk weighted assets increased by €21.4 billion reflecting strong loan growth across the Group.

Tier 1 capital increased by €2.8 billion to €10.1 billion. This increase was primarily as a result of issues of Tier 1 capital of €1 billion, strong retentions of €1.6 billion and the positive impact of property and business disposals of €0.3 billion.

Tier 2 capital reduced by a net €0.25 billion, primarily as a result of the reduction in fixed asset revaluation reserves reflecting the disposal of Ark Life and the disposal of property.

Supervisory deductions decreased by €177 million, reflecting the disposal of Ark Life.

(1)

The final dividend of €407 million has not been taken into account in the calculation of the Tier 1 and Total capital ratios. The Financial Regulator has issued a requirement that a Prudential Filter be applied to proposed final dividends with effect from July 2007. If applied at December 31, 2006, the Tier 1 and Total capital ratios would be 7.9% and 10.8% respectively.

The table below provides details of the contractual cash obligations of the Group as at December 31, 2006.

	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years	Total
	(Euro in millions)
Contractual cash obligations
Long term debt	—	—	—	2,668	2,668
Capital expenditure commitments	124	38	—	—	162
Operating leases	45	113	100	554	812
Finance leases	1	—	—	—	1
Other long term obligations (funding of Icarom)	11	28	21	9	69

Total	181	179	121	3,231	3,712

The table above excludes deposits and other liabilities taken in the normal course of banking business and short term and undated liabilities. The maturity of deposits by banks is given in Note 34, customer accounts in Note 35, trading portfolio financial liabilities in Note 36, debt securities in issue in Note 37, and other liabilities in Note 38 of the Notes to Consolidated Financial Statements.

In addition, AIB Group is party to contingent liabilities and commitments with nominal amounts of €31.1 billion at December 31, 2006 (see Note 46 “Memorandum items: Contingent liabilities and commitments” of the Notes to Consolidated Financial Statements).

Further discussion on liquidity is included in Item 11 “Quantitative and qualitative disclosures about risk—Liquidity risk” on page 83 to 84.

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

AIB also manages third party assets through SPE’s in which it has acquired interests. These SPE’s, primarily Collateralized Debt Obligations (“CDO’s”), are not consolidated in the Group’s financial statements. AIB does not have control over the SPE’s nor does it bear the significant risks and rewards that are inherent in the assets. Accordingly, the Group’s interests are included within equity shares. A CDO is an investment vehicle which allows third party investors to make debt and/or equity investments in a vehicle containing a portfolio of loans and bonds with certain common features. The CDO’s invest in a range of senior secured loans, mezzanine loans and high yield bonds.

Employee compensation trusts

AIB and some of its subsidiary companies use trust structures to benefit employees and to facilitate the ownership of the Group’s equity by employees. The Group consolidates these trust structures where the risks and rewards of the underlying shares have not been transferred to the employees. Details of these structures are provided in Note 44 of the Notes to Consolidated Financial Statements.

Capital expenditure commitments

At December 31, 2006, the total estimated outstanding commitments for capital expenditure not provided for in the accounts amounted to €162 million (2005: €188 million; 2004 €99 million). AIB Group believes that its capital resources are adequate to meet such commitments. The general purpose of the capital commitments is buildings, predominantly the development of Bankcentre, and technology related expenditure.

Placings with banks

The following table analyzes placings with banks, based on the offices from which the placing is made.

	December 31,
	2006	2005
	(Euro in millions)
Placings with banks, repayable within 30 days:
Domestic offices	5,017	3,676
Foreign offices	2,353	2,478

	7,370	6,154

Placings with banks, repayable beyond 30 days:
Domestic offices	4,941	584
Foreign offices	589	391

	5,530	975

Total	12,900	7,129

AIB Group places funds with other banks for a number of reasons, including liquidity management, the facilitation of international money transfers and the conduct of documentary credit business with correspondent banks.

Limits on the aggregate amount of placings that may be made with individual institutions are established in accordance with AIB Group credit policy.

Customer accounts

The following table analyzes average deposits by customers based on the location of the offices in which the deposits are recorded.

	December 31,
	2006	2005
	(Euro in millions)
Domestic offices
Current accounts	13,218	11,274
Deposits:
Demand	6,385	5,764
Time	21,023	15,701

	40,626	32,739

Foreign offices
Current accounts	9,093	7,379
Deposits:
Demand	2,123	2,068
Time	9,624	8,679

	20,840	18,126

Total	61,466	50,865

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

Customer deposits by currency

The following table analyzes customer deposits by currency.

	December 31,
	2006	2005
	(Euro in millions)
Euro	44,979	38,140
US dollar	3,821	3,795
Sterling	20,620	16,067
Polish zloty	5,198	4,463
Other currencies	257	115

	74,875	62,580

The following table shows details of the Group’s large time deposits and certificates of deposit (US$100,000 and over or the equivalent in other currencies) by time remaining until maturity.

	December 31, 2006
	3 months or less	After 3 months but within 6 months	After 6 months but within 12 months	After 12 months
	(Euro in millions)
Large time deposits
Domestic offices	14,703	686	617	1,015
Foreign offices	8,496	290	423	411
Certificates of deposit
Domestic offices	2,221	93	110	—
Foreign offices	5,040	1,381	1,516	154

	30,460	2,450	2,666	1,580

Short-term borrowings

The following table shows details of short-term borrowings of AIB Group for the years ended December 31, 2006, 2005 and 2004.

	December 31,
	2006	2005	2004
	(Euro in millions)
Commercial paper:
End of year outstandings	1,912	718	1,187
Highest month-end balance	2,775	1,779	1,396
Average balance	1,997	1,304	239
Average rate of interest
At end of year	5.22%	3.53%	2.05%
During the year	5.15%	3.24%	1.95%

Repurchase agreements:
End of year outstandings	12,524	11,044	8,600
Highest month-end balance	13,927	13,046	10,599
Average balance	12,477	10,686	8,390
Average rate of interest
At end of year	3.97%	2.99%	2.95%
During year	3.32%	2.26%	2.33%

Other short-term borrowings:
End of year outstandings	41,562	31,372	20,224
Highest month-end balance	45,078	34,470	27,372
Average balance	35,148	25,061	21,975
Average rate of interest
At end of year	4.38%	3.65%	3.27%
During year	4.06%	3.61%	2.96%

Average interest rates during the year are computed by dividing total interest expense by the average amount borrowed. Average interest rates at the year end are average rates for a single day and as such may reflect one-day market distortions which may not be indicative of generally prevailing rates. “Other short-term borrowings” consist principally of borrowings in the inter-bank market included within “Deposits by banks” in the Consolidated Financial Statements and generally have remaining maturities of one year or less. The maturity profiles of the above outstandings are disclosed in notes 34, 35, 36 and 37 of the Consolidated Financial Statements.

Trend information

See Item 5 – “Operating results” on pages 25 to 47.

Item 6.	Directors, Senior Management & Employees

Directors & senior management

Certain information in respect of the Directors and Executive Officers is set out below.

Dermot Gleeson BA, LLM - Chairman

Barrister, and member of the Adjunct Law Faculty of University College Dublin and a member of Cork University President’s Consultative Board. Member of the Royal Irish Academy and Chairman of the Irish Council for Bioethics. Director of the Gate Theatre. Former Attorney General of Ireland and former member of the Council of State. Former Chairman of the Review Body on Higher Remuneration in the Public Sector. Joined the Board in 2000, and appointed Chairman in 2003. (Age 58)

Eugene Sheehy* MSc - Group Chief Executive

Joined AIB in 1971 and spent 20 years in retail banking, including branch manager appointments in a number of Dublin branches. Appointed General Manager, Retail Operations in 1999, and Managing Director, AIB Bank, Republic of Ireland in 2001. Appointed Chief Executive Officer of AIB’s USA Division and Executive Chairman-Designate of Allfirst Financial Inc. (“Allfirst”) in March 2002. Appointed Chairman and CEO, Mid Atlantic Division, M&T Bank (“M&T”), and to the Executive Management Committee and Board of M&T Bank Corporation in April 2003, following the merger of Allfirst and M&T. Appointed AIB Group Chief Executive-Designate in March 2005, co-opted to the Board on May 12, 2005, and assumed responsibility as Group Chief Executive with effect from July 1, 2005. (Age 52)

Adrian Burke B Comm, FCA - Audit Committee Chairman

Chairman of Coyle Hamilton Willis Limited and Director of Dairygold Co-Operative Society Limited. Vice Chairperson of the Institute of European Affairs. Former president of the Institute of Chartered Accountants in Ireland, former Managing Partner of Arthur Andersen in Ireland, and former Chairman of the Joint Ethics Board of the Institutes of Chartered Accountants in Ireland, Scotland, and England and Wales. Joined the Board in 1997. (Age 65)

Kieran Crowley BA, FCA

Consultant. Founder of Crowley Services Dublin Ltd., which operates Dyno-Rod franchise in Ireland. Director of Bank Zachodni WBK, AIB’s Polish subsidiary. Former member of IBEC National Executive Council and former Chairman of the Small Firms Association. Joined the Board in 2004. (Age 55)

Colm Doherty* B Comm

Managing Director, AIB Capital Markets plc. Director of M&T Bank Corporation and Director of Commerzbank Europe. Joined AIB International Financial Services in 1988, and became its Managing Director in 1991. Appointed Head of Investment Banking in 1994, and assumed his present position in 1999. Member of the International Financial Services Centre Clearing House Group. Joined the Board in 2003. (Age 48)

Padraic M Fallon BBS, MA, FRSA

Chairman of Euromoney Institutional Investor plc and Director of Daily Mail & General Trust plc in Britain. Member of the Board of Trinity College Dublin Foundation. Joined the Board in 1988. Retired from the Board at the AGM on May 9, 2007. (Age 60)

Donal Forde* MSc

Managing Director, AIB Bank, Republic of Ireland. Joined AIB in 1978. Appointed Head of Treasury Services in 1998 and General Manager, Strategic Development Unit, AIB Bank in September 1999; assumed his current position in 2002. Director of Hibernian Group plc. Fellow and former President of the Institute of Bankers in Ireland and past President of the Irish Banking Federation. Joined the Board in January 2007. (Age 46)

Don Godson BE, MIE, FIEI, C.Eng - Remuneration Committee Chairman

Chairman of Project Management Holdings Ltd. Former Board Member of the Michael Smurfit Graduate School of Business at University College Dublin. Former Director and Group Chief Executive of CRH plc. Joined the Board in 1997. (Age 67)

Anne Maher FIIPM, BCL

Board member of the Irish Accounting and Auditing Supervisory Authority, first Chair of the Medical Council’s Performance Committee. Member of the UK Professional Oversight Board, the FTSE Policy Group, and a Governor of the Pensions Policy Institute (UK). Former Chief Executive of The Pensions Board for Ireland. Joined the Board in January 2007. (Age 61)

John B McGuckian BSc Econ - Senior Independent Non-Executive Director

Chairman of Ulster Television plc, Irish Continental Group plc and AIB Group (UK) plc, and a Director of a number of other companies in Ireland and the UK. Former ProChancellor of The Queen’s University, Belfast, and former Chairman of The International Fund for Ireland and of the Industrial Development Board for Northern Ireland. Joined the Board in 1977 and appointed Senior Independent Non-Executive Director in 2003. Retired from the Board at the AGM in May 2007. (Age 67)

Daniel O’Connor B Comm, FCA

Director of CRH, former President and Chief Executive Officer, GE Consumer Finance Europe, and former Senior Vice-President of General Electric Company. Joined the Board in January 2007. (Age 47)

John O’Donnell* FCMA, FCCA - Group Finance Director

Joined AIB in 1989 as Associate Director, AIB International Financial Services, becoming Managing Director in 1995. Appointed Managing Director, AIB Corporate Finance in 1996, Head of Investment Banking, AIB Capital Markets in 2001, and Group Finance Director-Designate in July 2005. Joined the Board on January 11, 2006. (Age 52)

Sean O’Driscoll B Comm, FCA

Group Chief Executive, Glen Dimplex Group. Member of Cork University President’s Consultative Board. Appointed by the Irish Government as a member of the Enterprise Advisory Group advising on the implementation of enterprise strategy for Ireland and a high-level group overseeing Ireland’s Asia strategy. Awarded an Honorary OBE for his contribution to British industry in April 2006. Joined the Board in September 2006. (Age 49)

Jim O’Leary MA, MSI

Lecturer in economics at the National University of Ireland, Maynooth. Former Chief Economist at Davy Stockbrokers, and former Director of Aer Lingus, the National Statistics Board and Gresham Hotel Group. Joined the Board in 2001. (Age 50)

Bernard Somers B Comm, FCA

Director of DCC p.l.c., Independent News & Media p.l.c., Irish Continental Group p.l.c., South Wharf p.l.c., and Chairman of eTel Group. Former Director of the Central Bank of Ireland. Principal of Somers & Associates, corporate restructuring consultants. Joined the Board in September 2006. (Age 57)

Michael J Sullivan JD

Served as US Ambassador to Ireland from January 1999 to June 2001 and as Governor of the State of Wyoming, USA, between 1987 and 1995. Director of Kerry Group p.l.c., Sletten Construction Inc., Cimarex Energy, Inc., First Interstate BancSystem, Inc., and a Trustee of the Catholic Diocese of Wyoming. Member of the Bar, State of Wyoming, and Partner, Rothgerber, Johnson & Lyons, LLC. Joined the Board in 2001. (Age 67)

Robert G Wilmers

Chairman and Chief Executive Officer of M&T Bank Corporation (“M&T”), Buffalo, New York State. Director of The Business Council of New York State, Inc, and the Andy Warhol Foundation. Served as Chairman of the New York State Bankers’ Association in 2002, and as a Director of the Federal Reserve Bank of New York from 1993 to 1998. Joined the Board in 2003, as the designee of M&T, on the acquisition by AIB of a strategic stake in M&T. (Age 72)

Jennifer Winter BSc - Corporate Social Responsibility Committee Chairman

Chief Executive, the Barretstown Gang Camp Limited and Director of Project Management Holdings Ltd. Former Vice President GlaxoSmithKline Pharmaceuticals Limited UK and former Managing Director of SmithKline Beecham, Ireland. Joined the Board in 2004. (Age 47)

*	Executive Directors

Board Committees

Information concerning membership of the Board’s Audit, Corporate Social Responsibility, Nomination & Corporate Governance, and Remuneration Committees is given in the Corporate Governance statement on pages 62 to 67.

Executive Officers (in addition to Executive Directors above)

Name	Principal occupation	Year in which appointed to present position
Shom Bhattacharya (56)	Group Chief Risk Officer	2002

Gerry Byrne (51)	Managing Director,
	AIB Poland Division	2001

Robbie Henneberry (43)	Managing Director,
	AIB Group (UK) p.l.c.	2005

Steven Meadows (53)	Group Director,
	Operations & Technology	2005

Mary Toomey (58)	Head of Group Strategic
	Human Resources	2005

Compensation

Aggregate remuneration of Directors and Officers

The aggregate remuneration for the year ended December 31, 2006 of all Directors and Executive Officers as a group amounted to €18.294 million; the corresponding figure for the year ended December 31, 2005 was €18.665 million. These sums include amounts paid under the Group’s Employees’ Profit Sharing Plans, together with pension and other remuneration paid to former Directors (2006: €1.702 million; 2005: €0.758 million).

Included above are aggregate amounts set aside by AIB, in the years ended December 31, 2006 and 2005, to provide pension benefits for Directors and Executive Officers of AIB which amounted to €1.361 million and €5.496 million, respectively.

Remuneration policy

The Company’s policy in respect of the remuneration of the executive directors aims to support and enhance business performance, and to underpin and reinforce a high-performance and ethical culture. Remuneration packages and structures are such as to attract, retain, motivate and reward the executives concerned and, by ensuring strong links between performance and reward, align individual and company success. In considering such packages, cognisance is taken of: the levels of remuneration for comparable positions, as advised by external consultants (Kepler Associates who report to the remuneration committee and, who have not been engaged to provide any other services to the Group); the responsibilities and complexity of the roles of the individuals concerned; their individual performances measured against specific and challenging objectives; and the Group’s overall performance. A high proportion of the remuneration of the senior executives will be delivered through variable pay, including equity. Senior executives participating in the AIB Group Performance Share Plan 2005 (note 12) are expected to build up, over time, ownership of the Company’s shares to the equivalent of annual basic salary.

Remuneration Committee

The Remuneration Committee comprises only non-executive directors; during 2006 its members were: Mr. John B McGuckian, Chairman (until May 31, 2006), Mr. Don Godson, Chairman (from June 1, 2006), Mr. Dermot Gleeson, and Mr. Jim O’Leary. The Committee has a wide remit which includes, inter alia, determining, under advice to the Board, the specific remuneration packages of the executive directors.

The following tables summarize the total remuneration of the Directors.

Remuneration	December 31, 2006
	Fees(1)	Salary	Bonus(2)	Profit share(3)	Taxable benefits(4)	Pension contributions(5)	Total
	(Euro in thousands)
Executive directors
Colm Doherty	—	570	1,200	12	45	148	1,975
John O’Donnell	—	415	500	12	40	108	1,075
Eugene Sheehy (CEO)	—	860	1,300	—	52	224	2,436

	—	1,845	3,000	24	137	480	5,486

Non-executive directors
Adrian Burke	167					—	167
Kieran Crowley	139					—	139
Padraic M Fallon	51					3	54
Dermot Gleeson	408					—	408
Don Godson	71					—	71
John B McGuckian	120					14	134
Sean O’Driscoll	12					—	12
Jim O’Leary	86					—	86
Bernard Somers	12					—	12
Michael J Sullivan	96					—	96
Robert G Wilmers	—					—	—
Jennifer Winter	87					—	87

	1,249					17	1,266

Former directors
Pensions(6)							762
Other payments(7)							940

							1,702

Total							8,454

	December 31, 2005
	Fees(1)	Salary	Bonus(2)	Profit share(3)	Taxable benefits(4)	Pension contributions(5)	Total
	(Euro in thousands)
Executive directors
Michael Buckley (retired June 30, 2005)	17	430	400	13	66	533	1,459
Colm Doherty	—	471	900	13	45	122	1,551
Gary Kennedy	—	470	265	13	53	2,133	2,934
Aidan McKeon	35	403	256	4	34	180	912
Eugene Sheehy (CEO appointed May 12, 2005)	—	510	426	—	36	132	1,104

	52	2,284	2,247	43	234	3,100	7,960

Non-executive directors
Adrian Burke	127					—	127
Kieran Crowley	85					—	85
Padraic M Fallon	44					11	55
Dermot Gleeson	375					—	375
Don Godson	95					—	95
Sir Derek Higgs (resigned October 5, 2005)	75					—	75
John B McGuckian	141					11	152
Jim O’Leary	97					—	97
Michael J Sullivan	98					—	98
Robert G Wilmers	—					—	—
Jennifer Winter	58					—	58

	1,195					22	1,217

Former directors
Pensions(6)							758
Other payments(7)							—

							758

Total							9,935

(1)

Fees comprise a basic fee, paid at a rate of € 36,500 per annum (with effect from April 26, 2006; during 2005 it was paid at a rate of €35,000 per annum), in respect of service as a director, and additional remuneration paid to any non-executive director who holds the office of Chairman, or who is the Chairman of the Audit Committee, or the Remuneration Committee, or is the Senior Independent Director, or who performs additional services, such as through membership of Board Committees or the board of a subsidiary company.

In 2005, the Board discontinued the practice of paying fees to Executive Directors, save in the case of Mr. Michael Buckley (who retired on June 30, 2005) and Mr. Aidan McKeon (who retired from the Board on December 31, 2005).

A fee of €36,023 was paid to M&T Bank Corporation (“M&T”) in the year ended December 31, 2006 (2005: €35,000), in respect of Mr. Robert G Wilmers’s directorship of the Company as the designee of M&T, pursuant to the Agreement and Plan of Reorganization, dated September 26, 2002, by and among the Company, Allfirst Financial Inc. and M&T, as approved by stockholders at the Extraordinary General Meeting held on December 18, 2002 (“the Agreement”).

Messrs. Eugene Sheehy, Colm Doherty and Michael Buckley (who retired as Group Chief Executive and Director of AIB on June 30, 2005) served as AIB-designated Directors of M&T, pursuant to the Agreement. The fees payable in this regard, which amounted to €57,178 in 2006 (2005: €55,323), were paid to AIB, except that the portion of this figure payable in respect of Mr. Buckley (€24,182) was paid direct to Mr. Buckley (2005: €10,656 from date of his retirement on June 30, 2005).

(2)

The executive directors participate in a discretionary, performance-related, incentive plan for senior executives under which bonuses may be earned on the achievement of specific, performance-related objectives, reviewed annually.

(3)	Information on the employees’ profit sharing plans, which are operated on terms approved by the stockholders, is given in note 12.
(4)	Taxable benefits include the use of a company car or the payment of a car allowance, and benefit arising from loans made at preferential interest rates.
(5)	“Pension contributions” represent:
(a)	payments to defined benefit pension plans, in accordance with actuarial advice, to provide post-retirement pensions from normal retirement date. The contribution rate in 2006 in respect of the Executive Directors, as a percentage of pensionable emoluments, is 26.0% (2005: 26.0% in respect of the Republic of Ireland plan and 44.6% in respect of the UK pension plan). The fees of the non-executive directors who joined the Board since 1990 are not pensionable; and
(b)	in respect of 2005, one-off payments to the pension plan to meet the plan’s liabilities arising from the retirements of:
(i)	Mr. Michael Buckley, some seven months prior to his normal retirement date (funding impact: €0.416 million), and
(ii)	Mr. Gary Kennedy – see Note 49 (funding impact: €2.011 million).

The pension benefits earned during the year, and accrued at year-end, are as follows:

	Increase in accrued benefits during 2006(a)	Accrued benefit at year-end(b)	Transfer values(c)
	(Euro in thousands)
Executive directors
Colm Doherty	53	248	666
John O’Donnell	13	198	201
Eugene Sheehy (CEO)	30	456	467

Non-executive directors
Padraic M Fallon	0.3	17.1	3.8
John B McGuckian	0.9	24.3	16.0

(a)	Increases are after adjustment for inflation, and arise in consequence of (i) additional pensionable service; and (ii) increases in pensionable earnings.
(b)	The figures represent the accumulated total amounts of accrued benefits (i.e. annual pension) payable at normal retirement dates, as at December 31, 2006.
(c)	The figures show the transfer values of the increases in accrued benefits during 2006. These transfer values do not represent sums paid or due, but the amounts that the Company’s pension plan would transfer to another pension plan, in relation to the benefits accrued in 2006, in the event of the member leaving service.
(6)

“Pensions” (€762,000) represents the payment of pensions to former directors or their dependants granted on an ex-gratia basis and fully provided for in the Balance Sheet, together with an amount of € 650,000 to amortize a deficit in the Non-Executive Directors’ Pension Plan, in accordance with actuarial advice (2005: €758,000, inclusive of €650,000 in respect of amortization of the Pension Plan deficit).

(7)

“Other payments” represents the remuneration of Mr. Aidan McKeon from January 1, 2006 until his retirement as an Executive on February 28, 2006, and the payment to Mr. Gary Kennedy of €738,675 on foot of approvals given by the stockholders at the 2006 Annual General Meeting (see item 7).

Board practices

Directors

The following Board changes occurred with effect from the dates shown:

- Mr. John O’Donnell was appointed an Executive Director on January 11, 2006;

- Mr. Sean O’Driscoll was appointed a Non-Executive Director on September 7, 2006;

- Mr. Bernard Somers was appointed a Non-Executive Director on September 7, 2006;

- Mr. Donal Forde was appointed an Executive Director on January 11, 2007;

- Ms. Anne Maher was appointed a Non-Executive Director on January 11, 2007;

- Mr. Daniel O’Connor was appointed a Non-Executive Director on January 11, 2007;

Messrs.	Padraic M. Fallon and John B. McGuckian retired at the 2007 AGM.

All other Directors retired at the 2007 AGM and were re-appointed.

Audit committee

See Corporate Governance Statement on page 65.

Corporate social responsibility committee

See Corporate Governance Statement on page 65.

Nomination and corporate governance committee

See Corporate Governance Statement on page 65.

Remuneration committee

See Corporate Governance Statement on page 65.

Service Contracts

There are no service contracts in force for any director with the Company or any of its subsidiaries.

Share ownership

Interests in shares

The beneficial interests of the Directors and the Secretary in office at December 31, 2006, and of their spouses and minor children, are as follows:

	Ordinary shares of €0.32
	December 31, 2006	January 1, 2006*
Ordinary shares

Directors:
Adrian Burke	11,004	11,004
Kieran Crowley	12,520	7,520
Colm Doherty	71,116	70,469
Padraic M Fallon	8,979	8,979
Dermot Gleeson	60,000	32,826
Don Godson	65,000	50,000
John B McGuckian	72,911	72,911
John O’Donnell	9,491	8,844
Sean O’Driscoll	3,503	3,503
Jim O’Leary	4,000	4,000
Eugene Sheehy (CEO)	105,284	71,284
Bernard Somers	—	—
Michael J Sullivan	1,700	1,700
Robert G Wilmers	405,059	152,459
Jennifer Winter	480	280

Secretary:
W M Kinsella	40,697	40,050

*	or later date of appointment

The following table sets forth the beneficial interests of the Directors and Executive Officers of AIB as a Group (including their spouses and minor children) at December 31, 2006.

Title of class	Identity of person or group	Number owned	Percent of class
Ordinary shares	Directors and Executive Officers
	of AIB as a group	902,223	0.10%

Share Options

Details of the Executive Directors’ and the Secretary’s share options are given below. Information on the Share Option Plans, including policy on the granting of options, is given in note 12 to the consolidated financial statements. The vesting of these options in the individuals concerned is dependent on Earnings Per Share (“EPS”) targets being met. Subject thereto, the options outstanding at December 31, 2006 are exercizable at various dates between 2007 and 2015. Details are shown in the Register of Directors’ and Secretary’s Interests, which may be inspected by stockholders at the Company’s Registered Office.

	December 31, 2006	January 1, 2006*	Since January 1, 2006*		Weighted Average price of options exercised	Market price at date of exercise	Weighted average subscription price of options outstanding at December 31, 2006
			Granted	Exercised
					€	€	€
Directors:
Colm Doherty	185,000	185,000	—	—	—	—	12.83
John O’Donnell	96,000	96,000	—	—	—	—	13.23
Eugene Sheehy (CEO)	120,000	154,000	—	34,000	10.60	18.30	13.78

Secretary:
W M Kinsella	40,500	40,500	—	—	—	—	13.99

*	or later date of appointment

Non-executive directors do not participate in the share options plans. The aggregate number of share options outstanding at December 31, 2006 in the names of executive directors and officers, as a group, was 948,000, as follows:

Outstanding as at December 31, 2005:	1,009,000
Options granted, 2006	—
Less: Options exercised, 2006	61,000
Less: Options lapsed, 2006	—

Options outstanding as at December 31, 2006	948,000

Long Term Incentive Plans

Details of the Executive Directors’ and the Secretary’s conditional grants of awards of ordinary shares are given below. These conditional awards are subject to onerous performance targets being met, in terms of EPS growth and total stockholder return. Information on the Long Term Incentive Plans, including policy on the granting of awards, is given in note 12 to the consolidated financial statements. The conditional grants of awards outstanding at December 31, 2006 may vest between 2007 and 2009, depending on the date of the grant.

The following conditional grants of awards of ordinary shares have been made to the Executive Directors and the Secretary under the terms of the Plans:

	December 31, 2006	Lapsed during 2006	Granted during 2006	January 1, 2006*
Directors:
Colm Doherty	91,391	20,000	37,676	73,715
John O’Donnell	67,737	6,000	31,397	42,340
Eugene Sheehy (CEO)	182,375	7,000	83,725	105,650

Secretary:
W M Kinsella	10,314	—	5,814	4,500

*	or later date of appointment

Apart from the interests set out above, the Directors and Secretary in office at year-end, and their spouses and minor children, had no other interests in the shares of the Company as at December 31, 2006.

Mr. Donal Forde, Ms. Anne Maher and Mr. Daniel O’Connor were appointed to the Board on January 11, 2007. Their interests (inclusive of the interests of their spouses and minor children) in the ordinary shares of the Company, at the date of their appointment, were as follows:

– Mr. Donal Forde had interests in 43,445 ordinary shares; he had options over 115,000 ordinary shares, and conditional grants of awards of 67,471 ordinary shares under the Long Term Incentive Plans;

– Ms. Anne Maher had no interests in the ordinary shares of the Company; and

– Mr. Daniel O’Connor had interests in 8,000 ordinary shares.

The following changes in the Directors’ and Secretary’s interests occurred between December 31, 2006 and May 15, 2007.

Directors

(a) Mr. Dermot Gleeson purchased 10,000 ordinary shares on March 6, 2007;

(b) Mr. Sean O’Driscoll purchased 135,000 ordinary shares on March 6, 2007;

(c) Mr. Colm Doherty was awarded a conditional grant of award of 39,267 ordinary shares under the Performance Share Plan 2005 on May 9, 2007;

(d) Mr. Donal Forde was awarded a conditional grant of award of 32,722 ordinary shares under the Performance Share Plan 2005 on May 9, 2007;

(e) Mr. John O’Donnell was awarded a conditional grant of award of 27,486 ordinary shares under the Performance Share Plan 2005 on May 9, 2007;

(f) Mr. Eugene Sheehy was awarded a conditional grant of award of 76,788 ordinary shares under the Performance Share Plan 2005 on May 9, 2007.

Secretary

Mr. W. M. Kinsella was awarded a conditional grant of award of 5,641 ordinary shares under the Performance Share Plan 2005 on May 9, 2007.

Employee share plans

The Company operates the “AIB Approved Employees’ Profit Sharing Plan 1998” (“the Plan”) on terms approved by the stockholders at the 1998 Annual General Meeting. All employees, including executive directors of the Company and certain subsidiaries are eligible to participate, subject to minimum service periods (i.e., a continuous employment for at least one year prior to the last day of the relevant accounting period). The Directors, at their discretion, may set aside each year, for distribution under the Plan, a sum not exceeding 5% of eligible profits of participating companies.

Eligible employees in the Republic of Ireland may elect to receive their profit sharing allocations either in shares or in cash. Such shares are held by Trustees for a minimum period of two years and are required to be held for a total period of three years for the employees to obtain the maximum tax benefit. Such employees may elect to forego an amount of salary, subject to certain limitations, towards the acquisition of additional shares. The maximum market value of shares that may be appropriated to any employee in a year may not exceed €12,700. During 2006, 1,024,309 ordinary shares, with a value of €20.1 million, were distributed to employees participating in the Profit Sharing Plan in the Republic of Ireland. In addition, 674,966 ordinary shares, with a value of €13.2 million, were purchased by employees through the salary foregone facility.

In December 2002 a Share Ownership Plan (“the Plan”) was launched in the UK to replace the profit sharing plan that previously operated for UK based employees. The Plan, which was approved by stockholders at the 2002 Annual General Meeting, provides for the acquisition by eligible employees of shares in a number of categories: Partnership Shares, in which each eligible employee may invest up to Stg £1,500 per annum from salary; Free Shares, involving the award by the Company of shares up to the value of Stg £ 3,000 per annum per employee, and Dividend Shares, which may be acquired by each eligible employee, by re-investing dividends of up to Stg £1,500 per annum.

To participate in the Plan, eligible employees must have been in the continuous employment of the Group from the July 1, prior to the grant date. During 2006, a total of 292,123 ordinary shares with a value of €5.7 million (2005: 274,251 ordinary shares with a value of €4.3 million) were awarded under the Free Share category. Free Shares are forfeited on a sliding scale should the employee leave the service of the Group within three years of grant date. The market value was determined as the mid-market price of the Company’s shares on the Irish Stock Exchange daily official list on the relevant date.

The following table summarises activity in the Free Share category during 2006 and 2005.

	2006	2005
	Number of shares ‘000	Number of shares ‘000
Outstanding at January 1	916.6	661.5
Granted	292.1	274.2
Forfeited	(17.7)	(19.1)

Outstanding at December 31	1,191.0	916.6

AIB Group Performance Share Plan 2005

“AIB Group Performance Share Plan 2005” was approved by the stockholders at the 2005 AGM. This Plan is designed to provide market-competitive incentives for senior executives, in the context of the Company’s long-term performance against stretching growth targets and the overall return to stockholders. Conditional grants of awards of ordinary shares are made to employees. These awards vest in full on the third anniversary of the grant if the performance conditions at (a) and (b) below are met:

(a) 50% of awards will vest if the growth in the Company’s EPS over the three-year period beginning with the year of grant is not less than the increase in the Irish Consumer Price Index (“CPI”) plus 10% per annum, compounded over that period; and

(b) 50% of awards will vest if:

(1) in respect of awards granted in 2005, the Company’s Total Stockholder Return (“TSR”) (the calculation of which is set out in the Rules of the Plan) over the period referred to at (a) above relative to a peer group of at least 15 banks (listed in the Rules of the Plan) is such as to position AIB not below the 80th percentile;

(2) in respect of awards granted in 2006 and subsequent years, the Company’s TSR over the period referred to at (a) above relative to the banks in the FTSE Eurofirst 300 Banks Index (listed in the Rules of the Plan) is such as to position AIB not below the 80th percentile.

For performance below these levels, the following vesting will apply:

- 10% of awards will vest if the growth in the Company’s EPS over the three-year period beginning with the year of grant is not less than the increase in the CPI plus 5% per annum, compounded over that period;

- 10% of awards will also vest if the Company’s TSR over the period relative to the peer group (at (b)(1) in respect of awards granted in 2005, and at (b)(2) in respect of awards granted in 2006 or subsequently) is not less than the median TSR of that peer group;

- Between these levels of performance (i.e., EPS growth over the period of CPI plus more than 5% and up to 10% p.a., compounded, and TSR between the median and the 80th percentile) awards will vest on a graduated scale;

- No awards will vest if performance is below the minimum levels stated above.

At December 31, 2006, conditional grants of awards of 1,597,781 ordinary shares in aggregate were outstanding to 150 employees.

The expense arising from the conditional grants of awards is determined as follows:

- the market value of the shares at the date of grant, adjusted to take into account the expected vesting, is used to determine the value of the award subject to the EPS vesting criteria; and

- the expected vesting of the shares is used to determine the value of the award subject to the Total Stockholder Return vesting criteria.

- at the 2007 AGM, the stockholders approved an amendment to the Rules of the Plan to provide that, with respect to that part of an award, the vesting of which depends on the achievement of a TSR target, vesting can no longer occur solely on the basis of reaching that target. In respect of awards made in 2007 and subsequent years, the Remuneration Committee, which administers the Plan, must satisfy itself that the recorded TSR reflects AIB’s underlying financial performance. The proposed Rule change is consistent with the requirements of the Irish Association of Investments Managers.

The following table summarises share activity during 2006 and 2005.

	2006	2005
	Number of shares ‘000	Number of shares ‘000
Outstanding at January 1	290.9	—
Granted	1,315.7	290.9
Forfeited	(8.8)	—

Outstanding at December 31	1,597.8	290.9

The fair value of the shares are €19.11 and €17.65 for 2006 and 2005 respectively.

Subscription price	Exercise period
€10.02	May 2003 - May 2007
€11.98	April 2004 - April 2011
€13.55	June 2005 - June 2012
€13.90	December 2005 - December 2012
€13.30	April 2006 - April 2013
€12.60	April 2007 - April 2014
€16.20	April 2008 - April 2015
€18.63	December 2008 - December 2015

The following is a summary of the changes in outstanding options under the AIB Group Share Option Plan for the years ended December 31, 2006, 2005 and 2004.

	Years ended December 31,
	2006	2005	2004
Shares subject to options at January 1	18,627,779	21,025,229	28,553,079
Options exercised at €5.80	—	—	(501,500)
Options exercised at €6.25	—	—	(50,000)
Options exercised at €10.02	(2,455,725)	(2,510,950)	(2,281,850)
Options exercised at €11.90	—	(897,000)	(1,505,000)
Options exercised at €11.98	(1,238,600)	—	—
Options exercised at €12.20	—	(80,000)	—
Options exercised at €13.30	(651,795)	—	—
Options granted	—	1,459,000	3,223,500
Options granted in 1999 which did not vest	—	—	(6,301,500)
Options lapsed, in respect of former employees	(239,220)	(368,500)	(111,500)

Shares subject to options at December 31	14,042,439	18,627,779	21,025,229

Limitations on profit-sharing and share option plans

The company complies with guidelines issued by the Irish Association of Investment Managers in relation to these plans.

Corporate governance

Corporate governance is concerned with how companies are managed and controlled. The Board is committed to the highest standards in that regard and it is Board policy to comply with the provisions of the Combined Code on Corporate Governance(1) (“the Code”). This statement explains how the Company has applied the Principles set out in the Code.

The Board

Role

The Board is responsible for the leadership, direction and control of the Company and the Group and is accountable to stockholders for financial performance. There is a comprehensive range of matters specifically reserved for decision by the Board; at a high level this includes:

-	determining the Company’s strategic objectives and policies;

-	appointing the Chairman and the Group Chief Executive and addressing succession planning;

-	monitoring progress towards achievement of the Company’s objectives and compliance with its policies;

-	approving annual operating and capital budgets, major acquisitions and disposals, and risk management policies and limits; and

-	monitoring and reviewing financial performance, risk management activities and controls.

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

(1)

The Code, which was adopted in 2003 by the Irish Stock Exchange and the UK Listing Authority, was updated by the Financial Reporting Council in June 2006 following consultation exercises. AIB intends to comply with the updated Code in advance of its formal adoption by the Irish Stock Exchange and the UK Listing Authority.

Meetings

The Chairman sets the agenda for each Board meeting. The Directors are provided in advance with relevant papers to enable them to consider the agenda items, and are encouraged to participate fully in the Board’s deliberations. Executive management attend Board meetings and make regular presentations.

The Board held 11 scheduled meetings during 2006 and one additional out-of-course meeting. One of those meetings was held in Cork and one in Belfast. Attendance at Board meetings and meetings of Committees of the Board is reported on below. During a number of Board meetings, the Non-Executive Directors met in the absence of the Executive Directors, in accordance with good governance standards. In addition to their attendance at Board and Committee meetings, Non-Executive Directors attended Board meetings of overseas subsidiaries and held consultative meetings with the Chairman. The Directors also met the Company’s principal regulator.

Attendance at Board and Board Committee Meetings

Name	Board		Audit Committee		Remuneration Committee		Nomination & Corporate Governance Committee		Corporate Social Responsibility Committee
	A	B	A	B	A	B	A	B	A	B
Adrian Burke	11	11	11	11	—	—	—	—	—	—
Kieran Crowley	11	11	11	11	—	—	—	—	4	4
Colm Doherty	11	11	—	—	—	—	—	—	—	—
Padraic M Fallon	11	6	—	—	—	—	5	4	4	1
Dermot Gleeson	11	11	—	—	5	5	5	5	—	—
Don Godson	11	11	—	—	5	5	5	5	—	—
John B McGuckian	11	11	—	—	5	5	5	5	—	—
John O’Donnell	11	11	—	—	—	—	—	—	—	—
Sean O’Driscoll*	4	4	—	—	—	—	—	—	—	—
Jim O’Leary	11	11	11	11	5	4	—	—	—	—
Eugene Sheehy	11	11	—	—	—	—	5	5	—	—
Bernard Somers*	4	3	—	—	—	—	—	—	—	—
Michael J Sullivan	11	10	11	10	—	—	5	5	—	—
Robert G Wilmers	11	7	—	—	—	—	—	—	—	—
Jennifer Winter	11	11	—	—	—	—	—	—	4	4

*	appointed to the Board on September 7, 2006

Column A indicates the number of scheduled meetings held during 2006, or, in the case of persons appointed to the Board during the year, the number of scheduled meetings held during the period when such persons were Directors; Column B indicates the number of meetings attended by each Director during 2006.

Membership

It is the policy of the Board that a significant majority of the Directors should be Non-Executive. At December 31, 2006, there were 12 Non-Executive Directors and 3 Executive Directors. On January 11, 2007, a further 2 Non-Executive Directors and 1 Executive Director were appointed to the Board. Non-Executive Directors are appointed so as to maintain an appropriate balance on the Board, and to ensure a sufficiently wide and relevant mix of backgrounds, skills and experience to provide strong and effective leadership and control of the Group.

        The names of the Directors, and their biographical notes, appear on pages 53 and 54. All Directors are required to act in the best interests of the Company, and to bring independent judgement to bear in discharging their duties as Directors. Mr. Robert G Wilmers serves as a Director of the Company as the designee of M&T Bank Corporation, in which AIB holds a 24.2% interest at December 31, 2006. In these circumstances, Mr. Wilmers is not determined to be independent for the purposes of the Code. The Board has determined that all other Non-Executive Directors, in office at December 31, 2006, are independent in character and judgement and free from any business or other relationship with the Company or the Group that could affect their judgement. Two of the Non-Executive Directors, Mr. Padraic M Fallon and Mr. John B McGuckian, retired from the Board at the Annual General Meeting (“AGM”) on May 9, 2007, after long and distinguished service. While both Non-Executive Directors had served in excess of nine years and were members of the Non-Executive Directors’ Pension Plan (“the Plan”), both had been determined by the Board to be independent. In that regard, the benefits accruing to the two Directors concerned from their historical membership of the Plan were not considered to be significant to them, and their tenure as Directors had not affected their ability to bring independent judgement to bear in discharging their duties. Two other directors, namely, Mr. Don Godson and Mr. Adrian Burke, have recently marginally exceeded nine years service; Mr. Godson is scheduled to retire from the board on December 31, 2007 and Mr. Burke at the 2008 AGM. Both directors have been deemed by the Board to be independent.

Chairman

Mr. Dermot Gleeson has been Chairman of the Board since 2003. His responsibilities include the leadership of the Board, ensuring its effectiveness, setting its agenda, ensuring that the Directors receive adequate, accurate and timely information, facilitating the effective contribution of the Non-Executive Directors, ensuring the proper induction of new Directors, and reviewing the performance of individual Directors. Mr. Gleeson’s term as Chairman will expire in April 2011.

Group Chief Executive

The day-to-day management of the Group has been delegated to the Group Chief Executive, Mr. Eugene Sheehy, who took up that position on July 1, 2005. His responsibilities include the formulation of strategy and related plans, and, subject to Board approval, their execution. He is also responsible for ensuring an effective organization structure, for the appointment, motivation and direction of the senior executive management, and for the operational management of all the Group’s businesses.

Senior Independent Non-Executive Director

The Senior Independent Non-Executive Director is available to stockholders if they have concerns which contact through the normal channels of Chairman or Group Chief Executive have failed to resolve, or for which such contact is considered by the stockholder(s) concerned to be inappropriate. Mr. John B. McGuckian was the Senior Independent Non-Executive Director up to his retirement from the Board at the AGM on May 9, 2007. Mr. Michael J Sullivan has been appointed Senior Independent Non-Executive Director with effect from that date.

Company Secretary

The Directors have access to the advice and services of the Company Secretary, who is responsible for ensuring that Board procedures are followed and that applicable rules and regulations are complied with.

Performance Evaluation

Evaluations of the performances of the Board, individual Directors, and Board Committees were conducted during the year by Mr. John B McGuckian, the Senior Independent Non-Executive Director, who held discussions with each of the Directors who served for the full year. The results were presented to the Board. An evaluation of the performance of the Chairman was conducted in his absence by the Non-Executive Directors, under the Chairmanship of Mr. McGuckian, who had also consulted the Executive Directors.

Terms of Appointment

Non-Executive Directors are appointed for a three-year term, with the possibility of renewal for a further three years; the term may be further extended, in exceptional circumstances, on the recommendation of the Nomination and Corporate Governance Committee. Following appointment, Directors are required by the Articles of Association to retire at the next AGM, and may go before the stockholders for re-appointment. Subsequently, all Directors are required to submit themselves for re-appointment at intervals of not more than three years. At the 2007 AGM, the Directors decided, as a measure of strengthened corporate governance, to retire from office and offer themselves for re-appointment, repeating a practice applied in 2005 and 2006.

Letters of appointment, as well as dealing with appointees’ responsibilities, stipulate that a specific time commitment is required from Directors; (a copy of the standard terms of the letter of appointment of Non-Executive Directors is available from the Company Secretary).

Induction and Professional Development

There is an induction process for new Directors. Its content varies as between Executive and Non-Executive Directors. In respect of the latter, the induction is designed to familiarize Non-Executive Directors with the Group and its operations, and comprises the provision of relevant briefing material, including details of the Company’s strategic and operational plans, and a programme of meetings with the Group Chief Executive, the Heads of Divisions and the senior management of businesses and support functions. During 2006, a number of internal seminars on the accounting policies and practices of the Group were conducted for the benefit of the Directors.

Directors were also offered the opportunity to attend external courses and seminars to update their knowledge and were briefed on the Basel II regulatory capital framework.

Board Committees

The Board is assisted in the discharge of its duties by a number of Board Committees, whose purpose is to consider, in greater depth than would be practicable at Board meetings, matters for which the Board retains responsibility. The composition of such Committees is reviewed annually by the Board. A description of these Committees, each of which operates under terms of reference approved by the Board, and their membership, is given below. The minutes of all meetings of Board Committees are circulated to all Directors, for information, with their Board papers, and are formally noted by the Board. This provides an opportunity for Directors who are not members of those Committees to seek additional information or to comment on issues being addressed at Committee level. The terms of reference of the Audit Committee, the Corporate Social Responsibility Committee, the Nomination and Corporate Governance Committee, and the Remuneration Committee are available on AIB’s website, www.aibgroup.com. (The information in this website is not incorporated by reference into this document).

Audit Committee

Members: Mr. Adrian Burke, Chairman; Mr. Kieran Crowley; Mr. Jim O’Leary; and Mr. Michael J Sullivan.

The role and responsibilities of the Audit Committee are set out in its terms of reference. Those responsibilities are discharged through its meetings and receipt of reports from Management, the Auditors, the Group Internal Auditor, Chief Risk Officer, and the Group General Manager, Regulatory Compliance.

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

A report is submitted annually to the Board, showing the issues considered by the Committee. There is a process in place by which the Audit Committee reviews and, if considered appropriate, approves, within parameters approved by the Board, any non-audit services undertaken by the Auditors, and the related fees. This ensures that the objectivity and independence of the Auditors is safeguarded. During the year, the Audit Committee reviewed its own functioning and terms of reference. This was facilitated by a report prepared by the Group Internal Auditor and work undertaken by external consultants. Arising from that review, a number of modifications were made to strengthen the Committee’s functioning and its terms of reference were updated.

The Audit Committee met on eleven occasions during 2006. The following attend the Committee’s meetings, by invitation: the Auditors; the Group Finance Director; the Group Head of Accounting and Finance; the Group Chief Risk Officer; the Group General Manager, Group Regulatory Compliance; and the Group Internal Auditor.

Corporate Social Responsibility Committee

Members: Ms. Jennifer Winter, Chairman; Mr. Kieran Crowley; Mr. Padraic M Fallon.

The responsibilities of the Corporate Social Responsibility (“CSR”) Committee are to recommend Group CSR policies and objectives, review and direct CSR activities across the Group, monitor CSR best practice developments, and review and approve corporate-giving budgets and substantial philanthropic donations.

The Committee met on four occasions during 2006.

Nomination and Corporate Governance Committee

Members: Mr. Dermot Gleeson, Chairman; Mr. Padraic M Fallon; Mr. Don Godson; Mr. John B McGuckian; Mr. Eugene Sheehy and Mr. Michael J Sullivan.

The Nomination and Corporate Governance Committee’s responsibilities include: recommending candidates to the Board for appointment as Directors; reviewing the size, structure and composition of the Board; and reviewing succession planning. The search for suitable candidates for the Board is a continuous process, and recommendations for appointment are made, based on merit and objective criteria, following an appraisal process and interviews. During 2006 and immediately after the year-end, appointments were made to the Board on the recommendation of the Nomination and Corporate Governance Committee. The Committee is also responsible for reviewing the Company’s corporate governance policies and practices. During the year, the Committee reviewed its performance and terms of reference, arising from which a number of modifications were made to the terms of reference.

The Committee met on five occasions during 2006.

Remuneration Committee

Members: Mr. John B McGuckian, Chairman (until May 31, 2006); Mr. Don Godson, Chairman (from June 1, 2006); Mr. Dermot Gleeson and Mr. Jim O’Leary.

The Remuneration Committee’s responsibilities include recommending to the Board: (a) Group remuneration policies and practices; (b) the remuneration of the Chairman of the Board (which matter is considered in his absence); (c) performance-related bonus plans for Executives; and (d) the operation of share-based incentive plans. The Committee also determines the remuneration of the Group Chief Executive, and, in consultation with the Group Chief Executive, the remuneration of the other Executive Directors and the other members of the Group Executive Committee, under advice to the Board. The Committee receives independent professional advice from remuneration consultants. During the year, the Committee reviewed its performance and terms of reference, arising from which a number of modifications were made to the terms of reference.

The Committee met on five occasions during 2006.

Relations with Stockholders

To strengthen communication with stockholders, the Company circulates each year, along with the statutory Annual Report & Accounts, a Summary Review, which is a short, user-friendly booklet explaining features of the Company’s performance in the previous year. It also focuses on strategy, performance over the previous five years and interaction with customers and the wider community and also comments on the membership of the Board, and other issues.

Website

Stockholders have the option of accessing the Annual Report and Accounts on AIB’s website, instead of receiving that document by post. The website contains, for the previous five years, the Annual Report and Accounts, the Interim Report, and the Annual Report on Form 20-F.

The Company’s presentations to fund managers and analysts of Annual and Interim Financial Results are broadcast live on the internet, and may be accessed on www.aibgroup.com/webcast. The times of the broadcasts are announced in advance on the website, which is updated with the Company’s Stock Exchange releases, including the Trading Updates, usually issued in June and December, and formal presentations to analysts and investors. These items are thus available for review by all stockholders with internet access.

Annual General Meeting

All stockholders are invited to attend the AGM and to participate in the proceedings. Stockholders are invited to submit written questions in advance of the AGM, and the more frequently raised questions are dealt with at the AGM. Subsequently, the Chairman writes to each stockholder who has submitted a question. At the AGM, it is practice to give an update on the Group’s performance and developments of interest, by way of video presentation. Separate resolutions are proposed on each separate issue. With effect from the 2007 AGM, in compliance with the updated Combined Code on Corporate Governance published in June 2006:

- proxy forms provide the option for stockholders to direct their proxies to withhold their vote;

- information provided at the AGM, and made available on AIB’s website shortly thereafter, and includes:

(1) the number of shares in respect of which proxy appointments have been validly made for each resolution;

(2) the number of votes for and against each resolution; and

(3) the number of shares in respect of which votes have been withheld.

The Chairmen of the Board’s Committees are available to answer questions about the Committees’ activities.

It is usual for all Directors to attend the AGM and to be available to meet stockholders before and after the Meeting. A Help Desk facility is available to stockholders attending.

The Company’s 2007 AGM was held on May 9, at the Radisson SAS Hotel in Galway. The Notice of the Meeting was posted to stockholders on April 5, representing a notice period of 33 calendar days or 20 working days.

Institutional Stockholders

The Company held over 300 meetings with its principal institutional stockholders and with financial analysts and brokers during 2006. The Group Chief Executive, the Group Finance Director, Heads of Divisions, other Executive Management as requested by stockholders and the General Manager, Group Finance participated in those meetings, at which care was taken to ensure that price-sensitive information was not divulged. Company representatives also spoke at a number of investor conferences. The Chairman and the Senior Independent Non-Executive Director are available to meet institutional stockholders, and the links with those stockholders and the communication of their views to the Board were strengthened through the following steps:

-	the Chairman wrote to institutional stockholders in Ireland, the UK, Europe and North America, offering to meet them if they considered such meetings to be useful;

-	a research project was undertaken by external consultants into the views of AIB’s largest institutional stockholders (controlling 25% of AIB’s shares) and the results were presented to the Board;

-	institutional stockholders and financial analysts and brokers attended the Group’s “Meet the Management” conference in London, on November 8 2006, which was also attended by the Chairman;

-	the General Manager, Group Finance reported on institutional stockholders’ views to the Board; and

-	analysts’ and brokers’ briefings on the Company were circulated to the Directors, on receipt, throughout the year.

Accountability and Audit

Accounts and Directors’ Responsibilities

The Accounts and other information presented in the 2006 Annual Report and Accounts are consistent with the Code Principle requiring the presentation of “a balanced and understandable assessment of the Company’s position and prospects”. The Statement concerning the responsibilities of the Directors in relation to the Accounts appears on page 198.

Going Concern

The Accounts continue to be prepared on a going concern basis, as the Directors are satisfied that the Company and the Group as a whole have the resources to continue in business for the foreseeable future. In forming this view, the Directors have reviewed the Group’s budget for 2007.

Internal Control

The Directors acknowledge that they are responsible for the Group’s system of internal control and for reviewing its effectiveness. The Turnbull Guidance (“Internal Control: Revised Guidance for Directors on the Combined Code”), was issued by the Financial Reporting Council in October 2005, to assist Directors in complying with the Code’s requirements in respect of internal control. That Guidance states that systems of internal control are designed to manage, rather than eliminate, the risk of failure to achieve business objectives, and can provide only reasonable and not absolute assurance against material misstatement or loss.

The Group’s system of internal control includes:

-	a clearly-defined management structure, with defined lines of authority and accountability;

-	a comprehensive annual budgeting and financial reporting system, which incorporates clearly-defined and communicated common accounting policies and financial control procedures, including those relating to authorization limits; capital expenditure and investment procedures; physical and computer security; and business continuity planning. The accuracy and integrity of the Group’s financial information is confirmed through Divisional and Group-level reports to the Group Finance Director;

-	the Group Internal Audit function, which is responsible for independently assessing the adequacy, effectiveness and sustainability of the Group’s governance, risk management and control processes; (the Group Internal Auditor attended the Board on two occasions in 2006 in confidential session in the absence of management);

-	the Group Risk Management function, which is responsible for ensuring that risks are identified, assessed and managed throughout the Group;

-	the Group Regulatory Compliance function, which reports independently through the Group General Manager, Regulatory Compliance, to the Audit Committee on the compliance framework across the Group and on management’s attention to compliance matters;

-	the Audit Committee, which receives reports on various aspects of control, including reports on the design and operating effectiveness of the internal controls over financial reporting in compliance with the requirements of Section 404 of the US Sarbanes-Oxley Act 2002, reviews the Group’s Statutory Accounts and other published financial statements and information, and ensures that no restrictions are placed on the scope of the statutory audit or on the independence of the Internal Audit and Regulatory Compliance functions. The Audit Committee reports to the Board on these matters, and on compliance with relevant laws and regulations, and related issues;

-	appropriate policies and procedures relating to capital management, asset and liability management (including interest rate risk, exchange rate risk and liquidity management), credit risk management, and operational risk management. Independent testing of the risk management and control framework is undertaken by the Internal Audit function;

-	regular review by the Board of overall strategy, business plans, variances against budgets and other performance data.

The Group’s structure and processes for identifying, evaluating and managing the significant credit, market and operational risks faced by the Group are described in pages 76 to 84. Those processes, which have been in place throughout the year and up to the date of the approval of the Accounts, are regularly reviewed by the Board, and accord with the above-mentioned Guidance.

The Directors confirm that, with the assistance of reports from the Audit Committee and Management, they have regularly reviewed the effectiveness of the Group’s system of internal control for the year ended December 31, 2006.

Compliance Statement

The foregoing explains how the Company has applied the principles set out in the Code. The Company has complied, throughout 2006, with the Code’s provisions. A brief description of the significant differences between AIB’s corporate governance practices and those followed by US companies under the New York Stock Exchange’s listing standards is provided on AIB’s website: www.aibgroup.com.

Employees

During the year ended December 31, 2006 AIB Group employed over 23,300 staff (2005: approximately 22,700; 2004: approximately 23,000) on a world wide basis in the Republic of Ireland, Northern Ireland, Great Britain, USA, and Poland operating out of approximately 760 (2005: 760, 2004: 770) offices.

AIB Group offers a wide range of employee relations programs and the continued success of the Group, in part, can be attributed to the positive commitment of employees in each of the areas in which it operates.

The sole recognized trade union for bank officials in the Republic of Ireland, Northern Ireland, and Great Britain is the Irish Bank Officials’ Association (IBOA). Since February 2000, AIB and the IBOA have conducted their relations in keeping with agreed Partnership principles, which underpin the approach to be taken in employee and industrial relations. In 2006, the Partnership approach continued to be developed with centralized industrial relations and local work and staff issues being dealt with on a co-operative basis. The partnership model was used to negotiate and implement a new career, performance management and reward system known as Career Framework in AIB Bank (ROI) and Group Supports (Republic of Ireland) covering approximately 6,500 staff below manager level.

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

In the Republic of Ireland, the national collective pay agreement “Sustaining Progress” concluded in April 2006 and a new agreement titled “Towards 2016” succeeded it. The new national agreement provided for two general pay increases in 2006 - 3% and 2% which was paid in November 2006. In addition staff in scope for Career Framework in the Republic of Ireland received an additional pay increase of 2.5%.

In 2006, Northern Ireland (First Trust Bank) and Great Britain (Allied Irish Bank) received annual pay increases of 2.8%.

The average salary increase in the Poland division amounted to approximately 3%. In 2006, the manpower level changes were driven by the dynamic business growth of BZWBK subsidiaries, development of business channels and continued process of resources allocation in the branch network.

The average number of employees by division (excluding employees on career breaks or long term absences) were as follows;

	Years ended December 31,
	2006	2005	2004
AIB Bank ROI	9,116	9,208	9,438
Capital Markets	2,357	2,459	2,478
AIB UK	2,941	2,887	2,918
Poland	7,715	7,453	7,472
Group	1,183	714	647

Total	23,312	22,721	22,953

Item 7.	Major stockholders and related party transactions

Major stockholders

AIB is not directly or indirectly owned or controlled by another corporation or any foreign government. There are no arrangements known to AIB, the operation of which may at a subsequent date result in a change of control of AIB.

The following substantial interest in the Ordinary Share Capital had been notified to the Company at March 5, 2007:

Bank of Ireland Asset Management Limited 5.30% (excluding Treasury Shares 5.56%).

None of the clients on whose behalf these shares are held had a beneficial interest in 3% or more of the Ordinary Share Capital.

Related party transactions

See note 49 in the consolidated financial statements.

Item 8.	Financial information

Consolidated statements and other financial information

(See Item 18 & 19 – Financial Statements and Exhibits on pages 100 to 205 of this report).

Significant changes

No significant changes have occurred since the date of the Annual Financial Statements included in this annual report. Detailed below are legal proceedings and prospective accounting changes arising from recently issued International Financial Reporting Standards and from accounting standards recently issued in the United States.

Legal proceedings

On March 5, 2002 and on April 24, 2002, separate class action lawsuits under the Securities Exchange Act, 1934 of the United States were filed in the United States District Court for the Southern District of New York against AIB, Allfirst and certain serving and past officers and directors of Allfirst and its subsidiaries, seeking compensatory damages, legal fees and other costs and expenses relating to alleged misrepresentations in filings of AIB and Allfirst. On May 3, 2002, a motion to consolidate both cases and to appoint a lead plaintiff was filed with the Court. On December 7, 2004 the Court granted this motion. In accordance with the direction of the Court, the plaintiffs filed an amended and consolidated complaint on February 7, 2005. Certain of the defendants (including AIB and Allfirst) filed a motion to dismiss the consolidated amended complaint on April 8, 2005. In December 2005 a settlement was reached, under which all claims are to be dismissed without any admission of liability or wrongdoing by any defendant. The class of security holders will receive a cash payment of US$ 2.5 million, out of which the Court will be asked to award Attorneys’ fees to class counsel. On July 17, 2006, the Court approved the settlement.

On May 13, 2002, a purported stockholder derivative action was filed in the Circuit Court for Baltimore City, Maryland. A holder of AIB American Depositary Shares purported to sue certain present and former directors and officers of Allfirst Bank on behalf of AIB, alleging those persons were liable for the foreign exchange trading losses. No relief was sought in the purported derivative action against AIB, Allfirst or Allfirst Bank. On December 30, 2002, the Court dismissed the action. On January 10, 2003, the plaintiffs filed a motion seeking to have the Court amend or revise the judgement, or to be granted leave to file an amended complaint. This was dismissed on March 3, 2003. The plaintiffs filed a second such motion on March 17, 2003. The Court dismissed this on April 4 , 2003. On June 20, 2003, the plaintiffs’ petition to bypass the Maryland Court of Special Appeals and appeal directly to the Maryland Court of Appeals was denied by the Maryland Court of Appeals. The plaintiffs’ appeal to the Maryland Court of Special Appeals was argued on January 12, 2004. On December 3, 2004 the Maryland Court of Special Appeals affirmed the dismissal of the action. On January 21, 2005, the plaintiff petitioned the Maryland Court of Appeals to hear an appeal from this decision. Oral argument on this appeal was heard on September 1, 2005 and judgment delivered on December 13, 2005. By a vote of six to one, the Court upheld the judgment of the Court of Special Appeals affirming the dismissal of the action. On January 11, 2006 the Attorneys for the Plaintiff filed a motion asking the Court of Appeals to reconsider its decision. On February 6, 2006 the Court of Appeal dismissed this motion.

Prospective accounting changes

The following standards/amendments to standards have been approved by the International Accounting Standards Board (IASB), and were adopted by the EU in January 2006 but not early adopted by the Group. These will be adopted in 2007 and thereafter:-

Amendment to IAS 1 - Presentation of Financial Statements - Capital Disclosures (effective January 1, 2007). This amendment requires disclosure, both quantitative and qualitative, of an entity’s objectives, policies and processes for managing capital. The impact is not expected to be material in terms of Group reporting.

IFRS 7 - Financial Instruments: Disclosures (effective January 1, 2007). This standard updates and augments the disclosure requirements of IAS 30 “Disclosures on the Financial Statements of Banks and Similar Financial Institutions”, and IAS 32 “Financial Instruments: Disclosure and Presentation” and IFRS 4 “Insurance Contracts” and requires the additional qualitative and quantitative disclosures set out below.

Qualitative disclosures

Further information regarding each type of financial instrument risk including the exposures to risk and how they arise, the Group’s objectives, policies and processes for managing the risk, the methods used to measure the risk, and any changes from the previous period.

Quantitative disclosures

Further information regarding each type of the Group’s financial instrument risk including a summary of quantitative data about exposure to that risk at the reporting date including any concentrations of credit risk, financial assets that are either past due or impaired, any collateral and other credit enhancements obtained, liquidity risk, market risk, and capital objectives and policies. The impact of IFRS 7 is not expected to be material in terms of Group reporting.

IFRIC 7 - Applying the restatement approach under IAS 29 “Financial Reporting in Hyperinflationary Economies”. This interpretation, (effective January 1, 2007) provides guidance on applying the requirements of IAS 29 which deals with financial reporting in hyperinflationary economies. This will not have any impact for Group reporting purposes.

IFRIC 8 - Scope of IFRS 2 (effective January 1, 2007). This Interpretation clarifies that the accounting standard IFRS 2 “Share-based Payment” applies to arrangements where an entity makes share-based payments for apparently nil or inadequate consideration. If the identifiable consideration given appears to be less that the fair value of the equity instruments granted or liability incurred, this situation typically indicates that other consideration has been or will be received. IFRS 2 therefore applies. This IFRIC is not expected to have a material impact on the Group.

IFRIC 9 - Reassessment of Embedded Derivatives (effective January 1, 2007). This Interpretation clarifies whether an entity should reassess whether an embedded derivative needs to be separated from the host contract after the initial hybrid contract is recognized. IFRIC 9 concludes that reassessment is prohibited, unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. This IFRIC is not expected to have a material impact on the Group.

The EU Transparency Directive is due for transposition into Irish law in 2007. Accordingly, it will impact Group reporting from January 1, 2008. The Directive seeks to enhance transparency in EU capital markets in order to improve investor protection and market efficiency. The Directive sets out publication deadlines and content requirements in relation to annual financial reports and half yearly financial reports. In addition, there is a new requirement for issuers with shares listed on the Irish Stock Exchange to publish management statements during the financial year. This directive is not expected to have a significant impact on Group reporting.

The IASB announced on July 1, 2006 that it will not require the application of new IFRSs under development or major amendments to existing IFRSs before January 1, 2009. Delaying implementation of new standards until 2009 provides four years of stability in the IFRS platform of standards for those companies that adopted IFRSs in 2005. Companies will however, be permitted to adopt a new standard on a voluntary basis before its effective date. Interpretations and minor amendments to correct problems identified in practice are not subject to this 2009 delay.

US GAAP

The Financial Accounting Standards Board (“FASB”) has issued the following accounting standards, which will become fully effective in future financial statements.

SFAS 155 “Accounting for Certain Hybrid Financial Instruments” was issued by the FASB in February 2006. SFAS 155 permits fair value measurement of any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation. SFAS 155 is effective for financial years beginning after September 15, 2006. The Group is currently considering the impact that adoption of SFAS 155 will have on its US GAAP financial statements.

SFAS 156 “Servicing of Financial Assets” was issued in March 2006. It requires an entity to recognize a servicing asset or liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract. An entity is required to initially recognize at fair value all separately identified servicing assets and liabilities. SFAS 156 permits an entity to choose the amortization or fair value measurement method as a subsequent measurement method. Adoption of SFAS 156 is not expected to have a material effect on the US GAAP information in the Group’s financial statements.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109” (FIN 48). FIN 48 establishes threshold and measurement attributes for financial statement measurement and recognition of tax positions taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. Adoption of FIN 48 is not expected to have a material effect on the US GAAP information in the Group’s financial statements.

In September 2006, the FASB issued SFAS 157 “Fair Value Measurements”. SFAS 157 defines fair value, establishes a framework for measuring fair value in US GAAP and required expanded disclosures about fair value measurements. SFAS 157 applies under many other extant US GAAP accounting pronouncements which prescribe that fair value is the relevant measurement, although the Statement does not extend the use of fair value for measurement purposes. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Group is currently evaluating the impact that adoption of SFAS 157 will have on its US GAAP financial statements.

In February 2007, the FASB issued SFAS 159 “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS 159 creates a fair value option under which an entity may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities on a contract-by-contract basis, with changes in fair value recognized in earnings as these changes occur. SFAS 159 is effective as of the beginning of the first fiscal year beginning after November 15, 2007. The Group is currently studying the effect that adoption of SFAS 159 will have on its US GAAP financial statements.

Item 9.	Offer & Listing

Offer and listing details

Trading market for Ordinary shares of AIB

At December 31, 2006, AIB had outstanding 918,435,570 ordinary shares of €0.32 each, of which 42,778,079 were held as Treasury Shares (see note 44 to the consolidated financial statements). The principal trading markets for AIB ordinary shares are the Irish Stock Exchange and the London Stock Exchange. Listing of the ordinary shares, in the form of American Depositary Shares (“ADS”), was obtained on the New York Stock Exchange (“NYSE”) effective November 28, 1990. Each ADS, which comprises two ordinary shares, is traded under the symbol “AIB” and is evidenced by an American Depositary Receipt (“ADR”). The ADR depositary is The Bank of New York.

At December 31, 2006, a total of 47.2 million ADSs were outstanding, representing 10% of total outstanding ordinary shares held by 4001 registered stockholders and an estimated 12,000 stockholder accounts in street names. Since certain of the ordinary shares and ADRs were held by brokers or other nominees, the number of recorded holders in the US may not be representative of the number of beneficial holders or of their country of residence.

The following table sets forth the high and low sales prices of the ordinary shares during the periods indicated, based on mid-market prices at close of business on the Irish Stock Exchange and the high and low sales prices for ADSs, as reported on the NYSE composite tape.

	€0.32 Ordinary shares		American Depositary Shares(1)
	High	Low	High	Low
	(Euro)		(Dollars)
Year ended December 31,
2002	15.70	10.92	29 1/5	19 10/13
2003	14.38	11.50	32 20/23	24 43/50
2004	15.35	11.60	41 11/20	27 98/99
2005	18.64	15.20	44 32/33	39 20/69
2006	23.00	16.75	61 21/50	43 10/37

Calendar year
2005
First quarter	16.50	15.20	43 9/29	39 20/69
Second quarter	18.04	15.75	43 36/61	40 11/20
Third quarter	18.20	17.20	44 32/33	41 16/25
Fourth quarter	18.64	16.59	43 4/5	39 17/20

2006
First quarter	20.20	17.82	47 4/5	43 10/37
Second quarter	19.75	16.75	49	43 7/20
Third quarter	21.00	17.35	54 27/73	44 1/4
Fourth quarter	23.00	20.48	61 21/50	53 3/50

Month ended
November 2006	22.00	20.55	57 33/50	53 3/5
December 2006	23.00	20.70	61 21/50	56 13/50
January 2007	23.50	22.05	61 1/33	57 27/50
February 2007	23.95	22.25	63 22/25	61 3/14
March 2007	23.56	21.65	62 1/20	56 27/50
April 2007	22.88	21.21	62 19/50	57 10/37

(1)	An American Depositary Share represents two ordinary shares of €0.32 each.

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

Memorandum & Articles of Association

A copy of the Memorandum & Articles of Association of Allied Irish Banks, p.l.c. was previously filed as part of the Annual Report on Form 20-F for the year ended December 31, 2002. The special resolutions passed at the 2007 Annual General Meeting are attached as Exhibit I.I of this Annual Report on Form 20-F.

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

There are no restrictions under AIB’s Articles of Association or under Irish law, as currently in force, that limit the right of non-resident or foreign owners, as such, to hold securities of AIB freely or, when entitled, to vote such securities freely. There are currently no restrictions under Irish law, decrees, or regulations affecting the remittance of dividends or other payments to non-resident holders of AIB securities except in respect of the making available, directly or indirectly, of “funds” (defined as including dividends) to or for the benefit of (a) Mr Slobodan Milosevic and certain persons associated with him, under EC Council Regulation No. 2488/2000 of November 10, 2001 (as amended); (b) certain persons and entities associated with Osama Bin Laden, the Al-Qaida network and the Taliban of Afghanistan under EC Council Regulation No. 881/2002 of May 27, 2002 (as amended) (c) certain persons involved in governmental functions in Burma/Myanmar being persons designated under EC Council Regulation No. 817/2006 of May 29, 2006 (as amended) (d) certain persons involved in the Government of Zimbabwe and persons or bodies associated with them, under EC Council Regulation No. 314/2004 of February 19, 2004 (as amended); (e) Former President Saddam Hussain, senior officials of his regime, immediate members of their families and persons, bodies or entities owned or controlled directly or indirectly by those persons, or by any person acting on their behalf or at their direction, and (in respect of funds located outside Iraq on or after May 22, 2003) the previous Government of Iraq, or any of the bodies, corporations or agencies identified under EC Council Regulation No. 1210/2003 of July 7, 2003 (as amended); (f) former Liberian President Charles Taylor and the members of his family and other persons and entities identified in EC Council Regulation No. 872/2004 of April 29, 2004 (as amended); (g) certain persons acting in violation of the arms embargo with regard to the Democratic Republic of the Congo identified under EC Council Regulation No. 1183/2005 of July 18, 2005 (as amended); (h) certain persons indicted by the International Criminal Tribunal for the former Yugoslavia identified under EC Council Regulation No. 1763/2004 of October 11, 2004 (as amended); (i) certain persons, or entities identified, in view of the situation in the Ivory Coast, under EC Council Regulation No. 560/2005 of April 12, 2005 (as amended); (j) persons, entities or bodies impeding the peace process and breaking international law in the conflict in the Darfur region in Sudan identified under EC Council Regulation No. 1184/2005 of July 18, 2005 (as amended); and (k) President Lukashenko, the Belarusian leadership and certain officials under EC Council Regulation No. 765/2006 of May 18, 2006. All of these exceptions arise from United Nations and/or European Union sanctions.

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

Irish taxation

Dividends. Dividends paid by AIB with respect to AIB shares or ADSs and received by an Eligible US Holder, who is a person other than a company and who is not ordinarily resident in Ireland in a year of assessment, are not liable to Irish income tax. Dividends paid by AIB with respect to AIB shares or ADSs and received by an Eligible US Holder who is a company, are not liable to Irish income tax provided the Eligible US Holder is not under the control (direct or indirect) of a person or persons who are Irish Resident.

Withholding Tax on Dividends. Dividends paid by Irish companies in respect of ordinary or preference shares are subject to dividend withholding tax (“DWT”). The rate of DWT is 20% for dividends paid with effect from April 6, 2001.

Individuals/trusts holding AIB shares. A person beneficially entitled to the dividend who is an individual, is an Eligible US Holder and is not ordinarily resident in Ireland, may be entitled to exemption from DWT in respect of the dividend paid. A claim for exemption must be accompanied by a declaration in a format approved by the Irish Revenue Commissioners, which, in the case of an individual resident in the United States of America, is certified to that effect by the Internal Revenue Service. The declaration contains additional requirements where the dividends are received by a trust.

Companies holding AIB shares. A company that is an Eligible US holder that is beneficially entitled to the dividend may, subject to certain conditions and to the completion of a declaration, be entitled to exemption from DWT in respect of the dividend paid. The declaration must be in a format approved by the Irish Revenue Commissioners. The company’s auditor must certify on the declaration that certain conditions, these being conditions which entitle the company to exemption, have been satisfied. In addition, in certain circumstances the declaration must also be certified by the company’s local Revenue authority (the US Internal Revenue Service in the case of US resident companies).

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

DWT Section, Office of the Revenue Commissioners, Government Offices, St Conlan’s Road, Nenagh, County Tipperary, Ireland.

Telephone: +353-67-33533, Facsimile: +353-67-33822, e-mail: infodwt@revenue.ie.

Individuals and Companies holding ADSs. Persons holding ADSs, evidenced by ADRs, who are beneficially entitled to the dividend and whose address in the register of ADRs is in the United States, are exempt from DWT. This is conditional on the depositary bank, in whose books the ADRs are registered, becoming a “qualifying intermediary” (“QI”) (as defined in Section 172E Irish Taxes Consolidation Act 1997), and entering into an agreement with the Irish Revenue Commissioners. The Bank of New York is a QI and has entered into such an agreement. Where the registered owner is not the beneficial owner and the ADSs are in turn held through one or more specified intermediaries (as defined in Section 172F Irish Taxes Consolidation Act 1997), dividends may still be paid without DWT provided the address of the beneficial owner of the ADSs, as shown in the register of the ultimate specified intermediary, is located in the United States.

Repayment or credit for DWT. Eligible US Holders who have DWT deducted from their dividend may, subject to certain conditions, be entitled to a refund by making an application to the Irish Revenue Commissioners at the address shown above. Where entitlement to repayment under Irish domestic law cannot be established, the provisions of the Tax Treaty may apply. The provisions of the Tax Treaty can limit the Irish tax liability of an Eligible US Holder, who is unable to claim repayment of the full DWT deducted from the dividend, to 15% of the aggregate of the cash dividend and related DWT (the “gross amount”). In such circumstances, the Eligible US Holder may claim repayment from the Irish Revenue Commissioners under the provisions of the Tax Treaty of the amount of DWT in excess of 15% of the gross dividend. Subject to limitation contained in the Code (as defined below in the paragraph entitled “United States income taxation”), the Tax Treaty provides that the US shall allow to an Eligible US Holder who receives a dividend, the balance (15%) of the Irish tax paid by such Eligible US holder, as a foreign tax credit against US Federal income tax liability. See discussion of US taxation on page 75.

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

Irish Stamp Duty. Under current Irish legislation, no stamp duty is payable in Ireland on transfers of or agreements to transfer ADRs, where the ADRs (or the underlying securities which they represent) are dealt in and quoted on a recognized stock exchange in the United States. The AIB Ordinary shares that are listed and traded on the New York Stock Exchange (“NYSE”), in the form of ADSs, evidenced by ADRs, fall within this exemption. For so long as the Preference share ADSs continue to be Portal designated securities on the Portal Market, they will be regarded as being “dealt in and quoted on a recognized Stock Exchange in the United States of America” and, by concession of the Irish Revenue Commissioners, transfers or agreements to transfer the Preference share ADS will be exempt from Irish stamp duty.

In the case of a transfer or sale of AIB Ordinary or Preference shares, stamp duty will be charged at the rate of 1% of the amount or value of the consideration (i.e. the purchase price).

The deposit of shares with the Depositary in exchange for ADSs or the surrender of the ADSs to the Depositary in return for shares where the deposit or surrender does not relate to a sale or contemplated sale or mortgage of such AIB Ordinary or

Preference shares, such as a conveyance or transfer as a result of which there is no change in beneficial interest, will not be chargeable to stamp duty provided the instrument of transfer contains a statement to that effect. Where there is a deposit of shares with the depositary in exchange for ADS or the surrender of the ADS to the depositary in return for shares which is done as a conveyance on sale or in contemplation of sale, then stamp duty may be payable at the rate of 1% of the price paid.

Inheritance and gift taxation. See “United States and Irish Inheritance and Gift Taxation” on page 76.

United States income taxation

Dividends. An Eligible US Holder of an Ordinary or Preference share or an ADS is subject to US Federal income taxation on the gross amount of any dividend paid by AIB out of AIB’s current or accumulated earnings and profits, as determined under US Federal income tax principles pursuant to the Internal Revenue code of 1986, as amended (“Code”).

Dividends received by individuals before January 1, 2011, that constitute qualified dividend income, are taxed at a maximum federal tax rate of 15%, subject to certain holding requirements. Dividends paid by AIB with respect to Ordinary or Preference shares or ADSs will generally be qualified dividend income for US tax purposes. Holders of Ordinary Shares or ADSs must have held their shares for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date. Holders of Preference shares must have held their shares for more than 90 days during the 180-day period beginning 90 days before the ex-dividend date.

Dividends paid by AIB with respect to Ordinary or Preference shares and ADSs, will not qualify for the dividend received deduction otherwise generally allowed to US corporate stockholders.

The amount of the dividend to be included in income will be the US dollar value of the euro payment made, determined at the spot US dollar/Euro exchange rate on the date of actual or constructive receipt by the US Holder in the case of Ordinary or Preference Shares, or by the Depositary in the case of ADSs, regardless of whether the payment is actually converted into US dollars. Any gain or loss recognized by a US Holder on the sale or disposition of euros as a result of currency exchange fluctuations during the period from the date the dividend payment is includable in income to the date the payment is converted into US Dollars will be ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income.

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

Subject to various limitations, Eligible US Holders who have DWT applied to their dividend may be entitled to a credit against their US federal income tax liability. Under the Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to separate classes of income. Dividends paid by AIB with respect to AIB Ordinary or Preference shares or ADSs before January 1, 2007 are foreign source “passive” income or, in the case of certain Eligible US holders, “financial services” income and thereafter will be “passive” or “general income”. In either case, foreign tax credits allowable with respect to each class of income cannot exceed the US Federal income tax otherwise payable with respect to such class of income. No foreign tax credit is allowed to the extent a refund of DWT is available to the Eligible US Holder.

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

Gain on disposition. Upon the sale, exchange or other disposition of Ordinary or Preference shares or ADSs, a US Holder will recognize a gain or loss, if any, equal to the difference between the amount realized upon the sale, exchange, or disposition and the US Holder’s tax basis. Generally, a holder’s tax basis in Ordinary or Preference shares or ADSs will be the US Holder’s cost. Such gain or loss will generally be capital gain or loss. Capital gains recognized by non-corporate US Holders before January 1, 2011, on shares held longer than one year, are taxed at a maximum rate of 15%. Any gain will generally be treated as US source income for foreign tax credit limitation purposes.

Withholding tax. A holder of ADSs may, under certain circumstances, be subject to US backup withholding tax with respect to dividends paid on ADSs or the proceeds of sale of ADSs. A US holder of ADSs is subject to backup withholding tax unless such holder: (i) is a corporation or comes within the certain other exempt categories and, when required, demonstrates this fact; or (ii) provides a correct taxpayer identification number (“TIN”), certifying that such holder is not subject to backup withholding tax and otherwise complies with applicable requirements of the backup withholding tax rules. Non-US holders of ADSs must complete and provide AIB or its agent with the applicable Form W-8 (“Certificate of Foreign Status”) certifying that such person is a foreign person exempt from backup withholding tax. Any amount withheld under the US backup withholding tax rules will be creditable against the holder’s US federal income tax liability. A US holder of Ordinary or Preference shares may be exempted from or entitled to a refund of Irish dividend withholding tax (see “Irish Taxation - Withholding Tax on Dividends” on page 75).

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

Risk management

Risk-taking is inherent in providing financial services and AIB assumes a variety of risks in its ordinary business activities. These include credit risk, market risk, liquidity risk and operational risk. The role of Risk Management is to ensure that AIB continues to take risk in a controlled way in order to enhance stockholder value.AIB’s risk management policies are designed to identify and analyse these risks, to set appropriate risk limits and to monitor these risks and limits continually. AIB continues to modify and enhance its risk management practices to reflect changes in markets, products and evolving best practice.

Primary responsibility for risk management lies with line management. Within AIB, line management is supported by a risk management function that sets standards, policies, limits and measurement methods and provides independent oversight through a Group Chief Risk Officer (“Group CRO”) with a direct reporting line to the Group Chief Executive (“CEO”) and the Audit Committee of the Board. The Board of Directors formally approves the overall strategy and the direction of the business on an annual basis. It regularly monitors the Group’s financial performance, reviews risk management activities and controls and has responsibility for approving the Group’s risk appetite. The Group Executive Committee (“GEC”), comprising the Group CEO, Group Finance Director, Group Chief Risk Officer, Group Director of Operations, Group Director of HR and the four Divisional Managing Directors, manages the strategic business risks of the Group. It sets the business strategy within which the risk management function operates.

The Group Risk Management Committee (“RMC”) is the principal executive forum for the review and discussion of enterprise-wide risk governance. In addition, it reviews the adequacy of internal controls and has governance responsibility for the aggregate risk exposures of the Group. The Committee is chaired by the Group CRO (the Group CEO is the co-chair) and includes all members of the Group Executive Committee as well as the Group Internal Auditor and the Group Head of Regulatory Compliance and Business Ethics. It is supported by the Group Credit Committee (“GCC”), the Group Operational Risk Management Committee (“ORMCo”) and the Group Market Risk Committee (“MRC”). The Group Asset and Liability Management Committee (“Group ALCO”) is chaired by the Group Finance Director and has responsibility for the Group’s capital, funding, liquidity and structural balance sheet activities. It is supported in this role by a Group Asset and Liability Management (“ALM”) function. In addition each of the four operating divisions has a Credit Committee, an ALCO and an ORMCo (in AIB Bank UK Division, the Division ORMCo is subsumed in the Divisional Operations Committee).

The Group CRO has responsibility for the Enterprise Risk Management (“ERM”) framework, the key elements of which are:

– Risk Governance and Policies

– Risk Philosophy/Principles/Culture

– Risk Management Organization

– Risk Management Process, which includes risk assessment, controls, monitoring and reporting

– Risk Appetite and Risk Strategy.

Each of the four operating divisions and the Operations and Technology group (“O&T”) have dedicated risk management functions, with Divisional CROs reporting directly to the Group CRO. In addition, the Group Chief Credit Officer (“CCO”), the Group Head of Operational Risk Management and the Group Head of Market Risk Management have functional responsibility for these risks at the centre and are members of the Group CRO’s Management Team. Each Division has dedicated credit risk management and operational risk management functions. The Capital Markets Division also has a dedicated Market Risk Management function. The Divisional CCO chairs the credit committee in each Division.

Two other functions (in addition to Group Finance) play very important roles in overseeing the risk control environment. These are Regulatory Compliance and Business Ethics (“RCBE”) and Group Internal Audit (“GIA”).

Regulatory Compliance and Business Ethics (“RCBE”) is an enterprise-wide function which identifies compliance obligations in each of the operating markets and provides advice and guidance to management and staff on addressing compliance risks. Primary responsibility for compliance lies with line management. Compliance risks are associated with failures to comply with laws, regulations, rules, self-regulatory standards and the codes of conduct applicable to the Group’s business activities. Such failures can give rise to legal or regulatory sanctions, material financial loss, or a loss of reputation to the bank.

The regulatory compliance function also promotes the embedding of an ethical framework within our businesses to ensure that we operate with honesty, fairness and integrity in all our dealings with customers.

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

Group Internal Audit (“GIA”) provides reasonable assurance to the Audit Committee of the Board on the adequacy, effectiveness and sustainability of the governance, risk management and control processes throughout the Group. A secondary objective is to influence the strengthening of governance, risk management and control processes through the sharing of best practices.

In undertaking its responsibilities, Group Internal Audit adopts a risk-based approach, which translates into a comprehensive programme of work that provides an independent assessment of key governance, risk management and control processes. Included in its work are reviews of the self-assessments of operational risks and controls undertaken by the businesses. There is also an ongoing review of risk identification standards and risk management methodologies which includes testing of the risk mitigators adopted by management.

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

The Board determines the credit authority for the Group Credit Committee (“GCC”) and approves the Group’s key credit policies. It also approves divisional credit authorities and reviews credit performance on a regular basis. The GCC considers and approves, recognising the parameters of the Group Large Exposure Policy, credit exposures which are in excess of divisional credit authorities. The GCC comprises senior divisional and Group-based management and is chaired by the Group Chief Credit Officer.

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

Derivatives are used by AIB to meet customer needs, to reduce interest rate risk, currency risk and in some cases credit risk, as well as for proprietary trading purposes. Derivatives affect both credit and market risk exposures. The credit exposure is treated in the same way as other types of credit exposure and is included in customer limits.

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

Country risk

Country risk is the risk that circumstances arise in which customers and other counterparties within a given country may be unable or precluded from fulfilling their obligations to AIB due to deterioration in economic or political circumstances.

Country risk is managed by setting appropriate maximum risk limits to reflect each country’s overall credit worthiness. Independent credit information from international sources, supported by visits to relevant countries, is used to determine the appropriate risk limits. Risks and limits are monitored on an ongoing basis.

Settlement risk

Settlement risk is the risk of loss arising in situations where AIB has given irrevocable instructions for a transfer of a principal amount or security in exchange for receiving a payment or security from a counterparty which defaults before the transaction is completed.

The settlement risk on individual counterparties is measured as the full value of the transactions on the day of settlement. It is controlled through settlement risk limits. Each counterparty is assessed in the credit process and clearing agents, correspondent banks and custodians are selected with a view to minimizing settlement risk.

Rating methodologies

Internal rating models, which comprise both grading and scoring systems, lie at the heart of credit management within AIB. They are used to differentiate between credits on the basis of estimated probability of default. In conjunction with the preparations for Basel II, a significant review and upgrade of all material models is being carried out with a view to ensuring appropriate quality and standards are maintained, and that processes are in place to continuously review and validate these models.

In our consumer businesses, where there are large numbers of customers, credit decisions are largely informed by statistically based scoring systems. Both application scoring for new customers and behavioural scoring for existing customers are used to measure risk and facilitate the management of these portfolios.

In our commercial and corporate businesses, the grading systems utilize a combination of objective information (primarily financial data) and subjective assessments of non-financial risk factors. The combination of expert lender judgement and statistical methodologies varies according to the size and nature of the portfolio and default experience.

The ratings influence the management of individual loans. Special attention is paid to lower quality graded loans and, when appropriate, loans are transferred to specialist units to help avoid default and, where in default, to minimize loss.

Provisioning for impairment

AIB provides for impairment in a prompt and conservative way across the credit portfolios. The rating models provide a systematic discipline in triggering the need for provisioning on a timely basis.

In January 2005,AIB introduced amended impairment provisioning methodologies in compliance with the International Financial Reporting Standards (“IFRS”).

In applying these methodologies, AIB has identified two types of provisions, a) Specific and b) Incurred But Not Reported (IBNR) – i.e. collective provisions for earning loans.

Specific provisions arise when the recovery of a specific loan or group of loans is significantly in doubt. The amount of the specific provision will reflect the financial position of the borrower and the net realizable value of any security held for the loan or group of loans. In practice, the specific provision is the difference between the present value of expected future cash flows for the impaired loan(s) and the carrying/book value.

IBNR provisions are maintained to cover loans which are impaired at the balance sheet date, and while not specifically identified, are known from experience to be present in any portfolio of loans. IBNR impairment provisions can only be raised for incurred losses and are not allowed for losses that are expected to happen as a result of likely future events.

IBNR provisions are determined by reference to loss experience in our portfolios and to the credit environment at balance sheet date.

Whilst provisioning is an ongoing process, all AIB divisions formally review provision adequacy on a quarterly basis and determine the overall provision need. These provisions are, in turn, reviewed and approved on a quarterly basis with ultimate Group levels being approved by the Group Audit Committee.

Credit performance measurement framework

AIB continues to refine its methodology for measuring the risk adjusted profitability of its credit business. Economic Value Added (“EVA”) is one of the primary measures of performance. EVA represents the value added having deducted all costs, including expected loss and a charge for the economic capital required to support the facility.

The most important inputs into the determination of the expected loss and the economic capital are the Probability of Default (“PD”), the Loss Given Default (“LGD”) and the Exposure At Default (“EAD”). The grades produced by the rating models are translated into a PD, which is a key parameter when measuring risk. LGD is measured taking into account, amongst other things, the security held by AIB. EAD for many products is equal to the outstanding exposure but for some products, such as credit lines and derivative contracts, the EAD may be higher than the outstanding exposure. The methodology used in determining economic capital is in line with best practice.

Market risk

Market risk is the exposure to loss arising from adverse movements in interest rates, foreign exchange rates and equity prices. It arises in trading activities as well as in the natural course of transacting business, for example, in the provision of fixed rate loans, foreign exchange or interest rate risk management products, or equity linked tracker bonds to customers.

Risk management and control

The principal aims of AIB’s market risk management activities are to limit the adverse impact of interest rate, exchange rate and equity price movements on profitability and stockholder value and to enhance earnings within defined risk limits. Market risk management for AIB is, in the main, centralised in Capital Markets Division. Interest rate, foreign exchange rate and equity risks incurred in retail and corporate banking activities are transferred into Global Treasury where they are managed. In addition, Goodbody Stockbrokers manage market risk that is inherent in its activity in the equity markets. The basic principle is that these risks in non-trading areas are eliminated by matching the market risk characteristics of assets and liabilities. Global Treasury manages the market risk inherent in these transactions in conjunction with its own discretionary risk positions in accordance with predefined market risk limits. In addition, Global Treasury has responsibility for the funding and liquidity management of the Group Balance Sheet and the management of structural market risk positions on behalf of the Group ALCO.

Market risks are managed by setting limits on the amount of the Group’s capital that can be put at risk. These limits are based on risk measurement methodologies described below. The Board delegates authority to the Group CRO to allocate these limits on its behalf. The limits for Global Treasury are set in accordance with its business strategy and are reviewed frequently. The Managing Director of Global Treasury allocates these limits to the various dealing desks who supplement these with more detailed limits and other risk reducing features such as stop-loss rules. Within Global Treasury, there is a dedicated market risk management team which works closely with Group Market Risk Management and is charged with the responsibility to ensure that the risk measurement methodologies used are appropriate for the risks being taken and that appropriate monitoring and control procedures are in place. The Market Risk Committee (“MRC”) reviews market risk activities and market risk strategy. It approves policies and promotes best practice for measurement, monitoring and control of market risk.

Measurement methods

There is no single risk measure that captures all aspects of market risk. AIB uses several risk measures including Value at Risk (“VaR”) models, sensitivity measures and stress testing.

VaR

The aim of VaR is to estimate the probable maximum loss in fair value that could arise in one month from a “worst case” movement in market rates. This is computed using statistical analysis of market rate movements which assumes a normal distribution and is calculated to a 99% confidence level. This means that in one month in a hundred the actual loss from the market risk activity could be greater than the simulated loss. VaR figures are quoted using one-day and one-month holding periods.

AIB’s market risk exposure is spread across a range of instruments, currencies and maturities. The VaR for a portfolio of market risk positions will not be the sum of the VaRs for each financial instrument included in the portfolio. The VaR for a portfolio is lower because it is unlikely that the “worst case” scenario occurs in all instruments, currencies and maturities simultaneously.

Sensitivity measures

The limitations of VaR techniques are well known to banks. They stem from the need to make assumptions about the spread of likely future price and rate movements. AIB supplements its VaR methodology with sensitivity measures. Dealers in Global Treasury know how much the value of their positions could change for a given change in rates and/or prices. This sensitivity is monitored at desk and management level and reported on by the Global Treasury risk management unit. These measures can also be used to decide on hedging activities. Decisions can be taken to close out positions when the level of sensitivity combined with the likelihood of a rate or price change exposes AIB to too high a potential loss in value.

Stress testing

AIB’s VaR and sensitivity measures provide estimates of probable maximum loss in normal market conditions. Stress tests are used to supplement these measures by estimating possible losses that may occur under extreme market conditions.

Interest rate risk

Global Treasury manages the Group’s exposure to interest rate risk. The risk is that changes in interest rates will have adverse effects on earnings and on the value of AIB’s assets and liabilities. This risk is managed by setting limits on the earnings at risk and the value at risk (“VaR”) from the open interest rate risk positions of Global Treasury. A stop-loss limit framework is also used to manage the risk of loss from positions that are subject to mark-to-market accounting.

In managing interest rate risk, a distinction is made between trading and non-trading activities. Trading activities are recorded in the trading book. Interest rate risk associated with AIB’s retail, corporate and commercial activities is transferred to Global Treasury and managed through the non-trading book. The reported interest rate VaR figures represent the average, high, low and year end probable maximum loss in respect of both trading and non-trading book positions held in Global Treasury.

Trading book

The interest rate trading book includes all securities and interest rate derivatives that are held for trading purposes in Global Treasury. These are revalued daily at market prices (marked to market) and any changes in value are immediately recognized in income. During 2006, trading book interest rate risk was predominantly concentrated in euro, sterling and the US dollar.

Non-trading book

AIB’s non-trading book consists of its retail and corporate deposit books, Global Treasury’s cash books and the Group’s investment portfolios and derivatives hedging interest rate risk within these portfolios. AIB’s retail businesses have a substantial level of free current accounts, equity and other interest-free or fixed rate liabilities and assets. Unless carefully managed, the net income from these funds will fluctuate directly with short-term interest rates. AIB manages this volatility by maintaining a portfolio of instruments with interest rates fixed for several years. The size and maturity of this portfolio is determined by characteristics of the interest-free or fixed rate liabilities or assets and, in the case of equity, an assumed average maturity. In designing this strategy, care is taken to ensure that the management of the portfolio is not inflexible as market conditions and customer requirements can bring about a need to alter the portfolio. Group ALCO sets the framework and reviews the management of these activities.

AIB’s net interest rate sensitivity as at December 31, 2006 and 2005 is illustrated in note 55 to the consolidated financial statements.

The following table illustrates the VaR figures for interest rate risk for the years ended December 31, 2006 and 2005.

	2006		2005
	Trading	Non-Trading	Trading	Non-Trading
	(Euro in millions)		(Euro in millions)
Interest rate risk
1 month holding period:
Average	10.7	40.6	8.6	28.5
High	15.6	48.9	14.5	37.3
Low	7.6	30.2	3.1	18.6
December 31	9.4	46.9	9.1	32.5

1 day holding period:
Average	2.3	8.7	1.8	6.1
High	3.3	10.4	3.1	8.0
Low	1.6	6.4	0.7	4.0
December 31	2.0	10.0	1.9	6.9

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

The Group does not maintain material non-trading open currency positions other than the structural risk exposure discussed here.

At December 31, 2006 and 2005, the Group’s structural foreign exchange position against the euro was as follows:

	December 31,	December 31,
	2006	2005
	(Euro in millions)
US dollar	1,516	1,627
Sterling	1,257	1,029
Polish zloty	511	392

	3,284	3,048

This position indicates that a 10% movement in the value of the euro against these currencies at December 31, 2006 would result in a charge to be taken to reserves of €328 million.

The Group also has a structural exposure to foreign exchange risk arising from the Group’s share of the earnings from its sterling, US dollar and Polish zloty-based subsidiaries. The Group seeks to reduce this exposure through a programme of sales of currency through foreign exchange forwards and options. The Group’s policy limits the extent of forward sales to the extent of the budgeted foreign currency income and does not allow hedging of profits beyond the current year.

At December 31, 2006 and 2005, there were no outstanding contracts to sell future currency profits arising in these subsidiaries. Group ALCO sets the framework and reviews the management of these activities.

Foreign exchange rate risk - trading

Global Treasury manages AIB’s exposure to foreign exchange rate risk arising from unhedged customer transactions and discretionary trading. The risk is that adverse movements in foreign exchange rates will result in losses. This risk is managed by setting limits on the earnings at risk and the value at risk (“VaR”) from the open foreign exchange rate positions of the Group. A stop-loss limit framework is also used to manage the risk of loss from foreign exchange rate risk trading positions.

The following table sets out the VaR figures for trading foreign exchange rate risk for the years ended December 31, 2006 and 2005.

	2006	2005
	(Euro in millions)
Foreign exchange rate risk - trading
1 month holding period:
Average	1.4	1.2
High	2.5	3.0
Low	0.7	0.5
December 31	0.9	0.9

1 day holding period:
Average	0.3	0.2
High	0.5	0.6
Low	0.1	0.1
December 31	0.2	0.2

Equity risk

Global Treasury manages the equity risk arising on its convertible bond portfolio and from stock market linked investment products (tracker bonds) sold to customers. Goodbody Stockbrokers manage the equity risk in its Principal Trading Account. The risk is that adverse movements in share, share index or equity option prices will result in losses for the Group. This risk is managed by setting limits on the earnings at risk and the value at risk (“VaR”) from the open equity positions of the Group. A stop loss limit framework is also used to manage the risk of loss from equity risk trading positions. The table below sets out the VaR figures for equity risk for the years ended December 31, 2006 and 2005.

	Trading
	2006	2005
	(Euro in millions)
Equity risk
1 month holding period:
Average	14.0	13.6
High	20.0	18.5
Low	13.0	11.1
December 31	14.2	13.6

1 day holding period:
Average	3.0	2.9
High	4.3	4.0
Low	1.7	1.8
December 31	3.0	2.9

Off-balance sheet financial instruments

AIB uses off-balance sheet financial instruments to service customer requirements, to manage the Group’s market risk exposures and for trading purposes.

Credit commitments

Liabilities and commitments to extend credit are outlined in note 46 to the consolidated financial statements. The Group’s maximum exposure to credit loss in the event of non-performance by the other party, where all counterclaims, collateral or security prove valueless, is represented by the contractual amounts of these contracts.

The following table shows the nominal or contract amounts and the risk weighted credit equivalent of contingent liabilities and commitments at December 31, 2006 and 2005.

	December 31, 2006		December 31, 2005
	Contract amount	Risk weighted amount	Contract amount	Risk weighted amount
	(Euro in millions)
Contingent liabilities
Guarantees and assets pledged as collateral security:
Guarantees and irrevocable letters of credit	5,902	5,675	7,157	7,142
Other contingent liabilities	1,191	537	1,396	982

	7,093	6,212	8,553	8,124

Commitments
Other commitments	24,056	6,654	19,558	6,420

	31,149	12,866	28,111	14,544

The Group uses the same credit control and risk management policies in undertaking off-balance sheet commitments as it does for on balance sheet lending.

Derivative financial instruments

Derivative financial instruments are contractual agreements between parties whose value reflects movements in an underlying interest rate, foreign exchange rate, equity price or index. The table on page 83 shows the notional principal amount and gross replacement cost for trading and non-trading interest rate, exchange rate, equity and credit derivative contracts at December 31, 2006 and 2005. While notional principal amounts are used to express the volume of these transactions, the amounts subject to credit risk are much lower. This is because most derivatives involve payments based on the net differences between the rates expressed in the contracts and other market rates.

The Group is exposed to interest rate risk when assets and liabilities mature or reprice at different times or in differing amounts. Interest rate derivatives are used to manage interest rate risk in a cost-efficient manner. Similarly, foreign exchange and equity derivatives are used to manage the Group’s exposure to foreign exchange and equity risk, as required.

The values of derivative instruments can rise and fall as market rates change. Where they are used to hedge balance sheet assets or liabilities, the changes in value are generally offset by the value changes in the hedged items.

The Group uses derivative transactions to hedge interest rate risk and the accounting treatment of these transactions is set out in the Accounting policies section (see page 109). The Group uses both fair value hedges and cash flow hedges to achieve its hedge objective. Derivatives are classified as fair value hedges where the hedging objective is to eliminate the risk of changes in fair value arising from interest rate fluctuations of fixed rate assets or liabilities.

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

The Group uses interest rate swaps to manage the impact on income and stockholder value of interest rate changes on variable and fixed rate assets. In addition, swaps are used to hedge the Group’s funding costs.

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

Options are contracts that give the purchaser the right, but not the obligation, to buy or sell an underlying asset e.g. bond, foreign currency, or equity index, at a certain price on or before an agreed date. These provide more flexible means of managing exposure to changes in interest rates, exchange rates and equity index levels. Foreign exchange rate options are used by the Group to hedge income and expenses arising from non-euro denominated assets and liabilities. Foreign exchange rate options are also used to hedge exposures arising from customer transactions.

Interest rate caps/floors are a series of options that give the buyer the ability to fix the maximum or minimum rate of interest. A combination of an interest rate cap and floor is known as an interest rate collar.

Forward foreign exchange contracts are agreements to buy or sell a specified quantity of foreign currency, usually on a specified date, at an agreed exchange rate. These contracts are used by customers to fix the exchange rates for future foreign exchange transactions. They are also used by the Group to hedge non-euro income and expenses.

Credit derivatives are contracts, the value of which are determined by the credit worthiness of some underlying borrower or borrowers. They are used in the industry to increase (take a position in) or decrease (hedge) an exposure to credit risk.AIB takes positions in credit risk through credit derivatives, primarily Credit Default Swaps (“CDS”). It has little activity in purchasing derivatives to hedge credit risk.

Any activity in this area is approved through the normal credit approval process.

The table below shows the notional principal amount and gross replacement cost for trading and non-trading interest rate, exchange rate and equity contracts at December 31, 2006 and 2005. Further detailed information on derivatives is provided in Note 47 of the consolidated financial statements.

	December 31, 2006		December 31, 2005
	Notional principal amount	Gross replacement cost	Notional principal amount	Gross replacement cost
	(Euro in millions)
Interest rate contracts
Trading	145,600	689	126,885	685
Non-trading	71,835	476	51,441	461

	217,435	1,165	178,326	1,146

Exchange rate contracts
Trading	20,226	107	19,799	238
Non-trading	—	—	—	—

	20,226	107	19,799	238

Equity contracts
Trading	6,485	438	4,386	253
Non-trading	—	—	—	—

	6,485	438	4,386	253

Credit derivatives contracts
Trading	570	—	—	—
Non-trading	—	—	—	—

	570	—	—	—

Liquidity risk

The objective of liquidity management is to ensure that, at all times, the Group holds sufficient funds to meet its contracted and contingent commitments to customers and counterparties, at an economic price. The Group achieves this through the maintenance of a stock of high quality liquid assets, active management of the maturity profile of the Group’s liabilities to avoid concentrations of repayments and active involvement in the interbank market, supplemented by US dollar commercial paper and CD issuances together with a euro medium-term note and covered bond programs to diversify sources of funding. The Group’s stock of liquid assets is maintained at a level considered sufficient to meet the withdrawal of deposits or calls on commitments in both normal and abnormal trading conditions. In all cases, net outflows are monitored on a daily basis and the required minimum stock of liquid assets can be increased if these outflows exceed predetermined target levels. Global Treasury, through its wholesale treasury operations manages, on a global basis, the liquidity and funding requirements of the Group. Item 11 “Risk Management”, outlines the committee oversight responsibility with respect to liquidity management.

Euro, Sterling, US dollar and Polish zloty represent the most important currencies to AIB Group from a liquidity perspective. The Group has an established retail deposit base in Ireland, UK and Poland which together with wholesale market products, fund asset growth. Although a significant element of these retail deposits are contractually repayable on demand or at short notice, the Group’s substantial customer base and geographic spread generally ensures that these current and deposit accounts represent a stable and predictable source of funds. The retail deposit base in Ireland and the UK continues to grow strongly, though at a lower level than customer loan growth. The Group’s deposit levels in Poland also continue to increase and overall deposit balances exceed loan assets.

The Group has sufficient liquidity to meet its current funding requirements and operates a funding strategy to meet future funding needs. The Group also operates a liquidity contingency plan for critical situations.

Counterparty ratings of AIB are as follows: Moody’s long-term “Aa3” and short-term “P-1”; Fitch long-term “AA -” and “F1+” short-term; Standard and Poors long-term single “A+” and “A-1” short-term.

For information on levels of borrowing at the end of the period and its maturity and interest profile see “Analysis of loans to customers by maturity and interest rate sensitivity” on page 88.

Operational risk

Within AIB, operational risk is defined as the exposure to loss from inadequate or failed internal processes, people and systems or from external events. It is the risk of loss, or damaged reputation, due to deficiencies or errors in the Group’s internal operations which may be attributable to employees, the organization, control routines, processes or technology, or due to external events and relations. Operational risks are inherent in all activities within the organization, in outsourced activities and in all interaction with external parties.

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

An element of AIB’s operational risk management framework is ongoing monitoring through self-assessment of risks, control deficiencies and weaknesses, the tracking of incidents and loss events and the use of a structured “lessons learned” process to ensure that, once identified, control deficiencies are communicated and remedied across the Group.

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

Apart from the Construction and Property sector in the Republic of Ireland which accounted for 20.9% of Group advances as at December 31, 2006, no one industry in any geographic market accounts for more than 10% of AIB Group’s total loan portfolio.

The Construction and Property loans are well diversified by sub-sector, loan type, location and borrower. This portfolio includes loans for property investment which is comprised of loans for investment in commercial, retail, office and residential property (the majority of these loans are underpinned by lessee cashflow as well as collateral of the investment property), residential development and commercial development. A small percentage comprises loans to the contracting sub-sector. 2005 was the first set of financial statements prepared under International Financial Reporting Standards (“IFRS”).

On implementation of IFRS the Group’s loans and receivables to customers at December 31, 2004 of €64,812 million increased to €65,668 million (at January 1, 2005). The largest part of this increase (€919 million) relates to assets previously classified as debt securities (unquoted securities) now classified as loans and receivables to customers.

The following table shows AIB Group’s total loan portfolio by category of loan at December 31, 2006, 2005, 2004, 2003, and 2002.

	December 31,
	2006	2005	2004	2003	2002
	IFRS	IFRS	IR GAAP	IR GAAP	IR GAAP
	(Euro in millions)
IRELAND
Agriculture	1,647	1,646	1,599	1,372	1,393
Energy	670	733	407	336	539
Manufacturing	2,835	2,585	2,270	1,941	2,171
Construction and property	22,605	14,863	10,059	6,716	4,796
Distribution	8,254	6,589	4,899	4,039	3,741
Transport	790	711	548	490	505
Financial	774	938	404	380	461
Services	4,355	3,301	2,987	2,443	1,980
Personal - Residential mortgages	21,420	17,054	13,236	10,271	7,725
- Overdraft/installment	6,930	5,501	4,322	3,412	3,024
Lease financing	1,107	1,099	1,276	1,375	1,406
Guaranteed by Irish Government	4	2	—	1	11

	71,391	55,022	42,007	32,776	27,752

UNITED KINGDOM
Agriculture	163	163	181	143	162
Energy	453	216	232	157	73
Manufacturing	1,378	1,366	1,313	1,166	989
Construction and property	10,491	8,819	5,769	4,008	2,860
Distribution	3,017	2,751	2,377	1,850	1,588
Transport	668	489	345	268	264
Financial	1,170	1,063	936	856	781
Services	5,500	4,465	3,166	2,223	2,261
Personal - Residential mortgages	4,540	3,802	3,090	2,499	2,151
- Overdraft/installment	1,410	1,273	1,112	1,030	1,007
Lease financing	94	98	24	22	—

	28,884	24,505	18,545	14,222	12,136

UNITED STATES OF AMERICA(1)
Energy	269	316	121	79	—
Manufacturing	175	200	124	76	—
Construction and property	629	620	191	94	—
Distribution	99	103	96	58	—
Transport	20	12	13	5	—
Financial	469	439	123	51	—
Services	795	810	726	692	—
Personal - Residential mortgages	—	—	—	—	—
- Overdraft/installment	—	—	3	2	—

	2,456	2,500	1,397	1,057	10,916

POLAND
Agriculture	167	147	148	135	154
Energy	160	202	236	200	219
Manufacturing	756	723	764	720	871
Construction and property	1,105	531	365	270	221
Distribution	516	462	516	439	600
Transport	103	67	81	85	113
Financial	67	77	91	86	238
Services	335	384	281	287	318
Personal - Residential mortgages	684	540	477	388	319
- Overdraft/installment	412	316	231	186	239
Lease financing	460	418	341	248	—

	4,765	3,867	3,531	3,044	3,292

REST OF THE WORLD	652	293	119	15	227

Total loans to customers	108,148	86,187	65,599	51,114	54,323
Unearned income	(328)	(281)	(129)	(115)	(242)
Allowance for loan losses	(705)	(674)	(658)	(662)	(860)

	107,115	85,232	64,812	50,337	53,221

(1)

Following the divesting of Allfirst in Quarter 1 2003 AIB Group’s remaining USA advances are categorized sectorally on a basis consistent with the rest of the Group. For reference, details of the Group’s USA advances, as previously reported are included below.

December 31, 2002
IR GAAP
(Euro in millions)
UNITED STATES OF AMERICA
Commercial	4,416
Real estate	2,582
Residential mortgages	374
Retail	2,693
Bankcard	12
Leases receivable	839

10,916

The following table shows the percentages of total loans by each category of loan at December 31, 2006, 2005, 2004, 2003, and 2002.

	December 31,
	2006	2005	2004	2003	2002
	IFRS	IFRS	IR GAAP	IR GAAP	IR GAAP
IRELAND
Agriculture	1.5%	1.9%	2.4%	2.7%	2.6%
Energy	0.6	0.9	0.6	0.7	1.0
Manufacturing	2.7	3.0	3.5	3.8	4.1
Construction and property	20.9	17.3	15.3	13.1	8.8
Distribution	7.6	7.6	7.5	7.9	6.9
Transport	0.7	0.8	0.8	1.0	0.9
Financial	0.7	1.1	0.6	0.7	0.8
Services	4.0	3.8	4.6	4.8	3.6
Personal - Residential mortgages	19.8	19.8	20.2	20.1	14.2
- Overdraft/installment	6.5	6.4	6.6	6.6	5.6
Lease financing	1.0	1.3	1.9	2.7	2.6

	66.0%	63.9%	64.0%	64.1%	51.1%

UNITED KINGDOM
Agriculture	0.2%	0.2%	0.3%	0.3%	0.3%
Energy	0.4	0.2	0.4	0.3	0.1
Manufacturing	1.2	1.6	2.0	2.3	1.8
Construction and property	9.8	10.2	8.8	7.8	5.3
Distribution	2.8	3.2	3.7	3.7	2.9
Transport	0.6	0.6	0.5	0.5	0.5
Financial	1.1	1.2	1.4	1.7	1.4
Services	5.0	5.2	4.8	4.3	4.2
Personal - Residential mortgages	4.2	4.4	4.7	4.9	4.0
- Overdraft/installment	1.3	1.5	1.7	2.0	1.9
Lease Financing	0.1	0.1	—	—	—

	26.7%	28.4%	28.3%	27.8%	22.4%

UNITED STATES OF AMERICA
Energy	0.2%	0.4%	0.2%	0.2%	—%
Manufacturing	0.2	0.2	0.2	0.1	—
Construction and property	0.7	0.7	0.3	0.2	—
Distribution	0.1	0.1	0.1	0.1	—
Financial	0.4	0.5	0.2	0.1	—
Services	0.7	1.0	1.1	1.4	—

	2.3%	2.9%	2.1%	2.1%	20.1%

POLAND
Agriculture	0.2%	0.2%	0.2%	0.3%	0.3%
Energy	0.1	0.2	0.4	0.4	0.4
Manufacturing	0.7	0.8	1.2	1.4	1.6
Construction and property	1.1	0.6	0.6	0.5	0.4
Distribution	0.4	0.5	0.8	0.8	1.1
Transport	0.1	0.1	0.1	0.2	0.2
Financial	0.1	0.1	0.1	0.2	0.4
Services	0.3	0.5	0.4	0.5	0.6
Personal - Residential mortgages	0.6	0.6	0.7	0.8	0.6
- Overdraft/installment	0.4	0.4	0.4	0.4	0.4
Lease financing	0.4	0.5	0.5	0.5	—

	4.4%	4.5%	5.4%	6.0%	6.0%

REST OF THE WORLD	0.6%	0.3%	0.2%	—	0.4%

Total loans to customers	100.0%	100.0%	100.0%	100.0%	100.0%

Analysis of loans to customers by maturity and interest rate sensitivity

The following table analyzes loans to customers by maturity and interest rate sensitivity. Overdrafts, which in the aggregate represent approximately 4% of the portfolio, are classified as repayable within one year. Approximately 9% of AIB Group’s loan portfolio is provided on a fixed rate basis. Fixed rate loans are defined as those loans for which the interest rate is fixed for the full term of the loan. The interest rate risk exposure is managed by Global Treasury within agreed policy parameters.

	December 31, 2006
	Within 1 year	After 1 year but within 5 years	After 5 years	Total
	(Euro in millions)
Ireland	25,164	20,238	25,989	71,391
United Kingdom	10,306	6,710	11,868	28,884
United States of America	483	1,553	420	2,456
Poland	1,681	1,801	1,283	4,765
Rest of the World	16	383	253	652

Total loans by maturity	37,650	30,685	39,813	108,148

		Fixed rate	Variable rate	Total
		(Euro in millions)
Ireland		7,241	64,150	71,391
United Kingdom		2,247	26,637	28,884
United States of America		423	2,033	2,456
Poland		328	4,437	4,765
Rest of the World		—	652	652

		10,239	97,909	108,148

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

When a loan has been subjected to a specific provision and the prospects for recovery do not improve, a point will come when it may be concluded that there is no realistic prospect of recovery. When that point is reached, the amount of the loan which is considered to be beyond prospect of recovery is charged off. The management process for the identification of loans requiring provision is underpinned by independent tiers of review. Credit quality and loan loss provisioning are independently monitored by head office personnel on a regular basis. A groupwide system for rating advances according to agreed credit criteria exists with an important objective being the timely identification of vulnerable loans so that remedial action can be taken at the earliest opportunity. Rating is fundamental to the determination of provisioning in AIB Group; it triggers the process which results in the creation of a specific provision on individual loans where there is doubt on recoverability.

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

Movements in the allowance for loan losses

	December 31,
	2006	2005	2004	2003	2002
	IFRS	IFRS	IR GAAP	IR GAAP	IR GAAP
	(Euro in millions)
Total allowance at beginning of period(1)	676	760	664	862	1,009
IFRS transition adjustment(1)	—	(146)	—	—	—
Allowance of disposed loans	—	—	—	(135)	(2)
Transfer to provisions for contingent liabilities and commitments	—	—	(15)	—	—
Currency translation and other adjustments	(1)	16	25	(51)	(86)
Recoveries of provisions previously charged off	10	3	21	18	26
Amounts charged off
Ireland	(45)	(43)	(66)	(65)	(62)
United Kingdom	(14)	(13)	(28)	(25)	(21)
United States of America	—	(2)	—	(23)	(89)
Poland	(37)	(14)	(57)	(69)	(106)
Rest of the World	—	—	—	—	(1)

	(96)	(72)	(151)	(182)	(279)

Net provision movement(2)
Ireland	73	45	68	77	51
United Kingdom	42	54	40	51	32
United States of America	(1)	2	(1)	10	97
Poland	16	15	30	32	41
Rest of the World	(2)	2	—	—	(1)

	128	118	137	170	220

Recoveries of provisions previously charged off(2)
Ireland	(3)	(2)	(18)	(13)	(12)
United Kingdom	(1)	(1)	(3)	(2)	(2)
United States of America	—	—	—	(3)	(12)
Poland	(6)	—	—	—	—

	(10)	(3)	(21)	(18)	(26)

Total allowance at end of period	707	676	660	664	862

Allowance at end of period
Specific	518	514	383	348	435
IBNR/General	189	162	277	316	427

Total	707	676	660	664	862

Amounts include:
Loans and advances to banks	2	2	2	2	2
Loans and advances to customers	705	674	658	662	860

	707	676	660	664	862

(1)

In January 2005, AIB introduced a new impairment provisioning methodology. This methodology included a number of changes in the approach used to estimate the loan impairment provisions and the accumulation and examination of additional information relating to credit trends and other factors relevant to AIB’s loan portfolio. The application of this revised methodology and the consideration of this additional information had the impact of reducing AIB’s estimate of the total credit provisions by €146 million at January 1, 2005. This was treated as a transition adjustment to equity at January 1, 2005 under IFRS in accordance with IFRS 1. In addition, the application of the new methodology resulted in increasing our impaired loans by a net €87 million due to putting back on the Balance Sheet €100 million of loans which had previously been charged-off centrally and re-grading to earning status €13 million of these loans. Our total Balance Sheet provisions increased by €100 million as a result.

(2)	The aggregate of these sets of figures represents the total provisions for loan losses charged to income.

Commentary on the movements are detailed on page 34 and 35 (provisions for loan losses), pages 90 and 91 (net charge offs) and page 95 (movements in impaired loans).

The following table reconciles the total provisions for loan losses charged to income as shown in (A), the table on page 89 above relating to “Movements in the allowance for loan losses”, with that shown in (B), AIB Group’s “Consolidated statement of income”.

	Years ended December 31,
	2006	2005	2004
	IFRS	IFRS	IR GAAP
	(Euro in millions)
(A)
Net provision movement	128	118	137
Recoveries of loans previously charged off	(10)	(3)	(21)
Total charged to income	118	115	116

(B)
Provisions for loans losses	118	115	116

The following table presents additional information with respect to the provision and allowance for loan losses for the years ended December 31, 2006, 2005, 2004, 2003 and 2002.

	Years ended December 31,
	2006	2005	2004	2003	2002
	IFRS	IFRS	IR GAAP	IR GAAP	IR GAAP
Allowance at end of period as a percentage of total loans, less unearned income, at end of period
Specific allowance	0.48%	0.59%	0.58%	0.68%	0.80%
IBNR allowance	0.18%	0.19%	0.42%	0.62%	0.79%

	0.66%	0.78%	1.00%	1.30%	1.59%

The reduction in allowance from 0.78% to 0.66% is influenced particularly by the reduction in the specific allowance as a percentage of loans which decreased by 0.11% in the period. This was largely due to the combined impact of an increase in total loans in the period of 26% and a decrease in impaired loans as a % of advances. Specific allowances are allocated to individual impaired loans (see page 92 for geographic split by sector).

The IBNR allowance as a percentage of loans has reduced only marginally since December 2005 reflecting:

- advances growth in the year of 26%.

- the improvement in loss histories and credit quality in our portfolios.

	Years ended December 31,
	2006	2005	2004	2003	2002
	IFRS	IFRS	IR GAAP	IR GAAP	IR GAAP
Provisions charged to income and net loans charged off as a percentage of average loans
Total provisions charged to income	0.12%	0.15%	0.20%	0.31%	0.37%

Net loans charged off	0.09%	0.09%	0.22%	0.33%	0.48%

Net loans charged-off 2006

Group net loans charged-off at 0.09% (€86 million) of average advances for the year to December 2006 compares with 0.09% or €69 million for 2005. The trend in provisions charged to income and net loans charged off, reflects strong credit quality and a continuation of a low point in the bad debt cycle across our markets.

Ireland - net loans charged-off of €43 million are €3 million higher than in 2005 and reflect a significantly lower level of net charge-offs in Capital Markets division offset by higher net charge-offs in ROI division.

United Kingdom - net loans charged-off of €13 million reflect a higher level of charge-offs in Capital Markets division resulting from the sale of some problem assets.

Poland - net loans charged-off at €30 million in 2006 reflect a significant increase in the level of gross charge-offs at €36 million mainly relating to older impaired loans and a higher level of recoveries of loans previously charged off €6 million compared with

€14	million and zero respectively in 2005.

Net loans charged-off 2005

Group net loans charged-off at 0.09% (€69 million) of average advances for the year to December 2005 compares with 0.22% or €130 million for 2004.

Ireland - net loans charged-off of €40 million are €8 million lower driven by a lower level of net charge-offs in ROI division.

United Kingdom - net loans charged-off of €12 million reflect lower levels of charge-offs in Capital Markets division.

USA - net loans charged-off at €2 million relate to charge-offs in the Commercial sector in our Capital Markets division.

Poland - net loans charged-off at €14 million in 2005 reflect a lower level of charge-offs of older impaired loans.

The following table presents an analysis of AIB Group’s loans charged off and recoveries of previously charged off loans for the years ended December 31, 2006 and 2005.

Analysis of loans charged off

	Years ended December 31,
	2006		2005
	IFRS		IFRS
	Loans charged off	Recoveries of loans previously charged off	Loans charged off	Recoveries of loans previously charged off
		(Euro in millions)
IRELAND
Agriculture	2.0	—	3.8	0.2
Energy	—	—	—	0.1
Manufacturing	3.0	—	1.8	0.3
Construction and property	3.5	—	1.4	0.2
Distribution	6.8	—	2.7	0.2
Transport	0.8	—	0.5	—
Financial	0.1	—	2.1	—
Services	3.2	0.1	9.5	0.2
Personal - Residential mortgages	1.0	0.1	0.1	0.1
- Overdraft/installment	21.0	2.3	16.3	0.8
Lease financing	4.0	0.3	4.4	0.3

	45.4	2.8	42.6	2.4

UNITED KINGDOM
Manufacturing	8.1	—	1.1	—
Construction and property	0.1	0.1	0.3	0.1
Distribution	1.8	0.3	0.9	0.1
Transport	—	—	0.1	—
Financial	0.8	—	—	—
Services	0.4	0.1	1.1	0.1
Personal - Residential mortgages	—	—	0.2	—
- Overdraft/installment	3.1	0.4	9.2	0.6

	14.3	0.9	12.9	0.9

UNITED STATES OF AMERICA
Commercial	0.4	—	2.4	—

	0.4	—	2.4	—

POLAND	35.8	5.9	13.9	—

REST OF THE WORLD	0.1	—	—	—

TOTAL	96.0	9.6	71.8	3.3

The following table presents an analysis of AIB Group’s impairment provisions for loan losses at December 31, 2006, 2005 and 2004.

	December 31,
	2006	2005	2004
	IFRS	IFRS	IFRS
	(Euro in millions)
IRELAND
Agriculture	14	15	7
Energy	4	4	8
Manufacturing	15	15	11
Construction and property	31	17	10
Distribution	29	33	13
Transport	6	7	5
Financial	1	1	1
Services	19	24	20
Personal - Residential mortgages	11	8	4
- Overdraft/installment	87	72	47
Lease financing	10	13	18

	227	209	144

UNITED KINGDOM
Agriculture	1	2	1
Manufacturing	42	33	15
Construction and property	21	9	6
Distribution	14	21	17
Transport	25	2	2
Financial	2	2	2
Services	24	42	34
Personal - Residential mortgages	2	2	1
- Overdraft/installment	17	16	5

	148	129	83

UNITED STATES OF AMERICA
Commercial	—	5	1

	—	5	1

POLAND
Commercial	116	140	122
Personal	23	24	26
Lease financing	4	5	7

	143	169	155

REST OF THE WORLD	—	2	—

TOTAL SPECIFIC ALLOWANCE	518	514	383

TOTAL IBNR ALLOWANCE	189	162	277

TOTAL ALLOWANCE	707	676	660

Amounts include:
Loans and advances to banks	2	2	2
Loans and advances to customers	705	674	658

	707	676	660

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

	December 31,
	2006	2005	2004	2003	2002
	IFRS	IFRS	IR GAAP	IR GAAP	IR GAAP
Loans accounted for on an impaired loan basis(1)
Ireland	396	347	276	264	290
United Kingdom	304	246	183	111	107
United States of America	1	5	2	—	104
Poland	232	262	298	332	486
Rest of the World	—	8	—	—	3

	933	868	759	707	990

Accruing loans which are contractually past due 90 days or more as to principal or interest(2)
Ireland	142	124	100	95	78
United Kingdom	73	61	21	18	9
United States of America	—	—	—	—	43

	215	185	121	113	130

Restructured loans not included above(3)	—	—	—	—	—

Other real estate and other assets owned	—	—	—	—	26

(1)

Total interest income that would have been recorded during the year ended December 31, 2006 had interest on gross impaired loans been included in income amounted to €47 million (2005: €46 million) - €18 million (2005: €15 million) for Ireland, €12 million (2005: €8 million) for the United Kingdom and €17 million (2005: €23 million) for Poland. Interest on impaired loans (net of provisions) included in income for the year ended December 31, 2006 totalled €21 million (using a cash-based method of accounting).

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

The following table presents an analysis of AIB Group’s loans which are accounted for on an impaired basis at December 31, 2006, 2005 and 2004.

	December 31,
	2006	2005	2004
	IFRS	IFRS	IFRS
	(Euro in millions)
IRELAND
Agriculture	21	23	15
Energy	4	5	11
Manufacturing	26	23	21
Construction and property	51	29	20
Distribution	99	61	52
Transport	11	11	10
Financial	2	2	1
Services	25	41	37
Personal - Residential mortgages	42	37	26
- Overdraft/installment	101	98	63
Lease financing	14	17	20

	396	347	276

UNITED KINGDOM
Agriculture	2	3	1
Manufacturing	54	41	26
Construction and property	71	24	17
Distribution	29	61	43
Transport	53	4	4
Financial	3	4	5
Services	42	73	70
Personal - Residential mortgages	24	13	7
- Overdraft/installment	26	23	10

	304	246	183

UNITED STATES OF AMERICA
Commercial	1	5	2

	1	5	2

POLAND
Agriculture	47	47	46
Energy	3	2	—
Manufacturing	39	67	67
Construction and property	48	22	45
Distribution	42	64	72
Transport	3	4	10
Financial	1	2	2
Services	10	13	12
Personal - Residential mortgages	13	14	13
- Overdraft/installment	19	19	21
Lease financing	7	8	10

	232	262	298

REST OF THE WORLD	—	8	—

TOTAL	933	868	759

Impaired Loans

Group impaired loans increased by €65 million between December 31, 2005 and December 31, 2006 but as a percentage of advances decreased to 0.9% from 1.0%.

In the Republic of Ireland, impaired loans increased by €49 million during the year to December 31, 2006 and as a percentage of advances have remained at 0.6%. Impaired loans in the ROI division increased by €58 million largely in the Construction & Property and Distribution sectors, partly offset by a decrease in the Capital Markets division where there were a number of upgrades to pass grades particularly in the Other Services sector.

In the United Kingdom, impaired loans increased by €58 million to €304 million. The increase is spread across both our Capital Markets division, where impaired loans increased by €19 million due to the addition of a number of cases in the Manufacturing and Transport sectors, and UK division where impaired loans increased by €39 million largely in the Construction & Property sector in GB in the period.

In Poland there has been a decrease of €30 million (€33 million net of currency exchange rate movements) in impaired loans in the year to December 31, 2006 assisted by a significant number of upgrades to pass grades and a higher level of charge-offs of older impaired loans. Impaired loans have reduced as a percentage of advances from 6.8% at December 31, 2005 to 4.9% at December 31, 2006.

In the United States, impaired loans decreased by €4 million to €1 million due to the sale of an asset in the Manufacturing sector.

In Rest of the World, impaired loans decreased by €8 million to zero due to the sale of a single corporate credit in mainland Europe.

The classification of a loan as impaired does not necessarily indicate that the principal amount of the loan is uncollectible in whole or in part. As described above under “Provision and allowance for loan losses” on page 88, the provision made in respect of any particular loan is calculated net of any realizable security value and other identifiable repayment sources, while the full principal amount of the loan is reflected as impaired before any deduction for provisions, security values or other elements of loans that may be partially recoverable.

The allowance for loan losses as a percentage of impaired loans decreased marginally from 78% as at December 31, 2005 to 76% as at December 31, 2006. This change reflects the impact of an improvement in loss experience in our portfolios on our IBNR allowance which decreased from 19 bps to 18 bps. In addition, the specific provision set aside to cover identified impaired loans is down from 59% at December 2005 to 55%, influenced by the type and mix of impaired loans and value of collateral held.

In accordance with AIB Group’s provisioning policy for loan losses, it is considered that appropriate provisions for the above loans have been made. See “Provision and allowance for loan losses” on page 89.

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

Cross-border outstandings exceeding 1% of total assets are shown in the following table.

	As % of total assets(1)	Total	Banks and other financial institutions	Government and official institutions	Commercial industrial and other private sector
	(Euro in millions)
December 31, 2006
United Kingdom	4.8%	7,635	3,046	878	3,711
United States	4.9%	7,681	669	1,763	5,249
Germany	2.7%	4,327	2,912	1,180	235
France	2.0%	3,127	2,371	363	393
Spain	2.3%	3,683	2,155	267	1,261
Australia	1.0%	1,565	712	—	853
Italy	1.1%	1,761	688	604	469
December 31, 2005
United Kingdom	5.5%	7,312	2,753	958	3,601
United States	5.1%	6,814	891	1,007	4,916
Germany	2.6%	3,507	1,813	1,313	381
France	2.5%	3,361	2,347	561	453
Spain	2.1%	2,803	1,665	272	866
Netherlands	1.3%	1,736	862	352	522
Australia	1.3%	1,684	662	—	1,022
Italy	1.0%	1,378	338	761	279
Sweden	1.0%	1,326	696	568	62
December 31, 2004
United Kingdom	8.4%	8,476	1,718	725	6,033
United States	4.0%	3,990	660	1,141	2,189
Germany	2.9%	2,964	1,947	807	210
France	2.1%	2,098	1,224	360	514
Spain	2.0%	2,000	1,160	283	557
Netherlands	1.4%	1,381	648	233	500
Italy	1.3%	1,304	211	724	369
Australia	1.2%	1,205	536	—	669

(1)	Assets, consisting of total assets as reported in the consolidated balance sheet and acceptances, totalled €158,526 million at December 31, 2006 (2005: €133,214 million).

At December 31, 2006 cross-border outstandings to borrowers in Poland amounted to 0.06%. At December 31, 2006 cross-border outstandings to borrowings in Sweden amounted to 0. 56%. At December 31, 2006 cross-border outstandings to borrowers in the Netherlands amounted to 0.94%.

PART II

Item 13.	Defaults, dividend arrearages and delinquencies

(a)	None
(b)	None

Item 14.	Material modifications to the rights of security holders and use of proceeds

(a)	None
(b)	None
(c)	Not applicable
(d)	No changes
(e)	Not applicable

Item 15.	Controls and procedures

(a)	Evaluation of disclosure controls and procedures

As of December 31, 2006, the Group carried out an evaluation under the supervision of and with the participation of the Group’s management, including the Group Chief Executive and the Group Finance Director of the effectiveness of the design and operation of the Group’s disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of the Group’s evaluation, the Group Chief Executive and the Group Finance Director concluded that the disclosure controls and procedures are effective in all material respects to ensure that information required to be disclosed in the reports the Group files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required.

(b)	Management’s report on internal control over financial reporting

The management of AIB Group is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). AIB Group’s internal control system was designed to provide reasonable assurance to the Company’s management and Board of Directors regarding the preparation and fair presentation of published financial statements in accordance with International Financial Reporting Standards (“IFRSs”) as adopted by the EU as well as the US generally accepted accounting principles relating to the reconciliation between these two and the information presented within Note 53 to our consolidated financial statements relating to the nature and effect of such differences. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management’s authorization, assets are safeguarded, and financial records are reliable. Management also takes steps to ensure that information and communication flows are effective, and to monitor performance, including performance of internal control procedures.

AIB Group’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this assessment, management believes that, as of December 31, 2006, the Company’s internal control over financial reporting is effective.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 has been audited by KPMG, the Company’s independent registered public accounting firm, as stated in their report appearing on page 200, which expressed unqualified opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. For additional information regarding AIB’s internal controls and procedures, see “Internal Control” on page 66.

Item 16.	(a) Audit committee financial expert

The Board of Directors has determined that Mr Adrian Burke is an “Audit committee financial expert” as defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Mr Burke has accepted this determination by the Board on the understanding that he has not agreed to undertake additional responsibilities beyond those of a member (and Chairman) of the Audit Committee. For a description of his experience see “Item 6: Directors, Senior Management and Employees”. For additional information regarding AIB’s Audit Committee and procedures, see “Audit Committee” on page 65.

(b)	Code of ethics

AIB Group has adopted a code of business ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and to all employees of the Group. A copy of this code of business ethics is available on our Internet website at http://www.aibgroup.com/investorrelations. (The information on this website is not incorporated by reference into this document). This code was updated in 2006. There have been no waivers to this code of business ethics since its adoption. Information regarding any future amendments or waivers will be published on the aforementioned website.

The code of business ethics sets out the general principles for all employees that govern how AIB Group conducts its affairs. To complement this, a code of leadership behaviours for senior management of AIB was approved during 2004, and reviewed and updated in 2007. This code of leadership behaviours places personal responsibility on senior management for ensuring that our business and support activities are carried out with the highest standards of behaviour.

(c)	Principal accountant fees and services

The audit committee is responsible for approving and reviewing the appointment and retirement of the external auditors, as well as overseeing their relationship with the Group. This includes conducting an annual review of the independence and effectiveness of the external auditors and the recommendation to the Board as to the level of fees to be paid to the external auditors. Further details as to the levels of fees paid to the external auditors in each of the last two years as well as the Audit Committee’s pre-approval policy for non-audit work are provided in Note 8 to the consolidated financial statements.

PART III

Item 17.	Financial statements

(Not responded to as Item 18 is complied with)

Item 18 and 19.	Financial statements and exhibits

(a)	Financial statements

(b)	Exhibit

Exhibit Number	Description
1.1	Special resolutions of Allied Irish Banks, p.l.c.
1.2	Ordinary resolutions of Allied Irish Banks, p.l.c.

ALLIED IRISH BANKS, p.l.c.

Accounting policies

The significant accounting policies that the Group applied in the preparation of the consolidated financial statements for the year ended December 31, 2006 are set out below.

1 Reporting entity

Allied Irish Banks, p.l.c. (the parent company) is a company domiciled in Ireland. The address of the company’s registered office is Bankcentre, Ballsbridge, Dublin 4, Ireland. The consolidated financial statements include the accounts of Allied Irish Banks, p.l.c. (the parent company) and its subsidiary undertakings, collectively referred to as the “Group”, where appropriate, including certain special purpose entities and are made up to the end of the financial year. The Group is primarily involved in retail and corporate banking, investment banking and asset management services.

2 Statement of compliance

The consolidated financial statements have been presented in accordance with the recognition and measurement principles of International Accounting Standards and International Financial Reporting Standards (collectively “IFRS”) as adopted by the European Union (“EU”) and applicable at December 31, 2006. The accounting policies have been consistently applied by Group entities. The financial statements also comply with the requirements of Irish Statute comprising the Companies Acts 1963 to 2006 and the European Communities (Credit Institutions: Accounts) Regulations, 1992 as amended by the European Communities (International Financial Reporting Standards and Miscellaneous Amendments) Regulations 2005 and the Asset Covered Securities Act 2001. Both the parent company and the Group financial statements have been prepared in accordance with IFRSs as adopted by the EU. In publishing the parent company financial statements together with the Group financial statements, AIB has taken advantage of the exemption in paragraph 2 of the European Communities (Credit Institutions: Accounts) Regulations, 1992 not to present its individual income statement and related notes that form part of these approved financial statements.

3 Basis of preparation

The financial statements are presented in euro, which is the functional currency of the parent company and a significant number of its subsidiaries, rounded to the nearest million.

The financial statements have been prepared under the historical cost basis, with the exception of the following assets and liabilities which are stated at their fair value: derivative financial instruments, financial instruments at fair value through profit or loss, certain hedged financial assets and financial liabilities and financial assets classified as available-for-sale.

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of certain assets, liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. The estimates and assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Since management’s judgement involves making estimates concerning the likelihood of future events, the actual results could differ from those estimates. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future period affected. The estimates that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are in the areas of impairment of financial assets, retirement benefit liabilities and fair value of certain financial assets and financial liabilities. A description of these estimates and judgments is set out within Critical Accounting Policies.

Adoption of IFRS and 2004 comparatives

The Group adopted the requirements of International Financial Reporting Standards and International Accounting Standards (collectively IFRSs) as adopted by the European Union in 2005. As permitted by IFRS 1, the accounting standards relating to financial instruments and insurance contracts IAS 32, IAS 39 and IFRS 4 have not been applied for 2004. Therefore the 2004 numbers are not directly comparable to the numbers reported in 2005 and 2006. Therefore readers should exercise caution in determining trends based on the 2004 numbers.

4 Basis of consolidation

Subsidiary undertakings

A subsidiary is one where the Group has the power, directly or indirectly, to govern the financial and operating policies of the entity, so as to obtain benefits from its activities. The existence and effect of potential voting rights that are currently exercizable or convertible are considered in assessing whether the Group controls the entity. Subsidiaries are consolidated from the date on which control is transferred to the Group until the date that control ceases.

        A special purpose entity is an entity created to accomplish a narrow and well-defined objective such as the securitization of particular assets, or the execution of a specific borrowing or lending transaction. The financial statements of special purpose entities are included in the Group’s consolidated financial statements where the substance of the relationship is that the Group controls the special purpose entity.

The Group uses the purchase method of accounting to account for the acquisition of subsidiary undertakings. The cost of an

ALLIED IRISH BANKS, p.l.c.

Accounting policies - (Continued)

4 Basis of consolidation (Continued)

acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of the transaction, plus costs directly attributable to the acquisition. Identifiable assets acquired are fair valued at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill.

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

Goodwill arising on the acquisition of an associated undertaking is included in the carrying amount of the investment (net of any accumulated impairment loss). When the Group’s share of losses in an associate has reduced the carrying amount to zero, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations to make payments on behalf of the associate.

The Group’s share of the results of associates after tax reflects the Group’s proportionate interest in the associates and is based on financial statements made up to a date not earlier than three months before the balance sheet date, adjusted to conform with the accounting polices of the Group.

Transactions eliminated on consolidation

Intra-group balances and any unrealized income and expenses, arising from intra-group transactions are eliminated on consolidation. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment. Unrealized gains on transactions with associated undertakings are eliminated to the extent of the Group’s interest in the investees.

5 Foreign currency translation

Items included in the financial statements of each of the Group’s entities are measured using their functional currency, being the currency of the primary economic environment in which the entity operates.

Transactions and balances

Foreign currency transactions are translated into the respective entity’s functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate prevailing at the period end. Foreign exchange gains and losses resulting from the settlement of such transactions and from the retranslation at period end exchange rates of the amortized cost of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement except for qualifying cash flow hedges. Exchange differences on equities and similar non-monetary items held at fair value through profit or loss are reported as part of the fair value gain or loss. Exchange differences on equities classified as available-for-sale financial assets, together with exchange differences on non-monetary assets are reported directly in equity.

Foreign operations

The results and financial position of all Group entities that have a functional currency different from the euro are translated into euro as follows:

•	assets and liabilities including goodwill and fair value adjustments arising on consolidation of foreign operations are translated at the closing rate;

•	income and expenses are translated into euro at the average rates of exchange during the period where these rates approximate to the foreign exchange rates ruling at the dates of the transactions; and

•

since January 1, 2004, the Group’s date of transition to IFRS, all resulting exchange differences are included in the foreign currency translation reserve within stockholders’ equity. When a foreign operation is disposed of in part or in full, the relevant amount of the foreign currency translation reserve is transferred to the income statement.

6 Interest income and expense recognition

Interest income and expense is recognized in the income statement for all interest-bearing financial instruments using the effective interest method.

ALLIED IRISH BANKS, p.l.c.

Accounting policies - (Continued)

6 Interest income and expense recognition (Continued)

The effective interest method is a method of calculating the amortized cost of a financial asset or financial liability (or group of financial assets and financial liabilities) and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts the estimated future cash payments or receipts through the expected life of the financial instrument, or when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. The application of the method has the effect of recognizing income (and expense) receivable (or payable) on the instrument evenly in proportion to the amount outstanding over the period to maturity or repayment.

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

All costs associated with mortgage incentive plans are included in the effective interest calculation. Fees and commissions payable to third parties in connection with lending arrangements, where these are direct and incremental costs related to the issue of a financial instrument, are included in interest income as part of the effective interest rate.

Interest income and expense presented in the income statement includes:-

•	Interest on financial assets and financial liabilities at amortized cost on an effective interest method.

•	Interest on available-for-sale investment securities on an effective interest method.

•	Interest income and expense on qualifying hedge derivatives designated as cash flow hedges or fair value hedges.

Prior to January 1, 2005

Loan origination—interest income and expense recognition

Interest income and expense is recognized in the statement of income on an accruals basis over contract lives except in respect of non-performing loans where interest is not taken to the statement of income when recovery is doubtful. Fees which are considered to increase the yield on transactions are spread over the lives of the underlying transactions on a level yield basis. All costs associated with mortgage incentive plans are charged in the period in which the expense is incurred. Fees and commissions received for services provided are recognized when earned. Fees and commissions payable to third parties in connection with lending arrangements are charged to the statement of income as incurred.

7 Fee and commission income

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

Commitment fees, together with related direct costs, for loan facilities where draw down is probable are deferred and recognized as an adjustment to the effective interest on the loan once drawn. Commitment fees in relation to facilities where draw down is not probable are recognized over the term of the commitment on a straight line basis.

8 Net trading income

Net trading income comprises gains less losses relating to trading assets and liabilities, and includes all realized and unrealized fair value changes.

9 Net income from other financial assets designated at fair value through profit or loss

Net income from other financial assets designated at fair value through profit or loss relates to non-qualifying derivatives held for risk management purposes and financial assets and liabilities designated at fair value through profit or loss, and includes all realized and unrealized fair value changes, interest and foreign exchange differences.

10 Dividend income

Dividend income is recognized when the right to receive income is established. Usually this is the ex-dividend date for equity securities.

ALLIED IRISH BANKS, p.l.c.

Accounting policies - (Continued)

11 Operating leases

Payment made under operating leases are recognized in the income statement on a straight line basis over the term of the lease. Lease incentives received, or premiums paid, at inception of the lease are recognized as an integral part of the total lease expense, over the term of the lease.

12 Employee benefits

Retirement benefit obligations

The Group provides employees with post retirement benefits mainly in the form of pensions.

The Group provides a number of defined benefit and defined contribution retirement benefit plans. In addition, the Group contributes, according to local law in the various countries in which it operates, to Governmental and other plans which have the characteristics of defined contribution plans. The majority of the defined benefit plans are funded.

Full actuarial valuations of defined benefit plans are undertaken every three years and are updated to reflect current conditions at each balance sheet date. Plan assets are measured at fair value determined by using current bid prices. Plan liabilities are measured on an actuarial basis by estimating the amount of future benefit that employees have earned for their service in current and prior periods discounting that benefit at the current rate of return on a high quality corporate bond of equivalent term and currency to the liability. The calculation is performed by a qualified actuary using the projected unit credit method. The difference between the fair value of the plan assets and the present value of the defined benefit obligation at the balance sheet date is recognized in the balance sheet. Plans in surplus are shown as assets and plans in deficit, together with unfunded plans, are shown as liabilities. Actuarial gains and losses are recognized immediately in the statement of recognized income and expense.

The cost of providing defined benefit pension plans to employees, comprising the current service cost, past service cost, the expected return on plan assets and the change in the present value of plan liabilities arising from the passage of time is charged to the income statement within personnel expenses.

The cost of the Group’s defined contribution plans, is charged to the income statement in the accounting period in which it is incurred. Any contributions unpaid at the balance sheet date are included as a liability. The Group has no further obligation under these plans once these contributions have been paid.

Short-term employee benefits

Short-term employee benefits, such as salaries and other benefits, are accounted for on an accruals basis over the period during which employees have provided services. Bonuses are recognized to the extent that the Group has a legal or constructive obligation to its employees that can be measured reliably. The cost of providing subsidised staff loans and preferential rates on staff deposits is charged within personnel expenses.

Termination benefits

Termination benefits are recognized as an expense when the Group is demonstrably committed, without the realistic possibility of withdrawal, to a formal plan to terminate employment before the normal retirement date. Termination benefits for voluntary redundancies are recognized if the Group has made an offer encouraging voluntary redundancy, it is probable that the offer will be accepted and the number of acceptances can be estimated reliably.

Share based compensation

The Group operates a number of equity settled share based compensation plans. For grants of options after November 7, 2002, the fair value of the employee services received is measured by reference to the fair value of the shares or share options granted on the date of the grant. The cost of the employee services received in exchange for the shares or share options granted is recognized in the income statement over the period during which the employees become unconditionally entitled to the options, which is the vesting period. The amount expensed is determined by reference to the fair value of the options granted. The fair value of the options granted is determined using option pricing models, which take into account the exercise price of the option, the share price at date of grant of the option, the risk free interest rate, the expected volatility of the share price over the life of the option and other relevant factors. Vesting conditions included in the terms of the grant are not taken into account in estimating fair value except where those terms relate to market conditions. Non-market vesting conditions are taken into account by adjusting the number of shares or share options included in the measurement of the cost of employee services so that ultimately the amount recognized in the income statement reflects the number of vested shares or share options. Where vesting conditions are related to market conditions, the charges for the services received are recognized regardless of whether or not the market related vesting conditions are met, provided that the non-market vesting conditions are met.

The expense relating to share based payments is credited to stockholders’ equity. Where the share based payment arrangements give rise to the issue of new shares, the proceeds of issue of the shares are credited to share capital (nominal amount) and share premium when the options are exercised. When the share based payments give rise to the reissue of shares from treasury shares, the proceeds of issue are credited to stockholders’ equity. In addition, there is a transfer between the share based payment reserve and profit and loss account, reflecting the cost of the share based payment already recognized in the income statement.

ALLIED IRISH BANKS, p.l.c.

Accounting policies - (Continued)

13 Non-credit risk provisions

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

Payments are deducted from the present value of the provision and interest at the relevant discount rates is charged annually to interest expense using the effective interest method. Changes in the present value of the liability as a result of movements in interest rates are included in other financial income. The present value of provisions is included in other liabilities.

When a leasehold property ceases to be used in the business, provision is made, where the unavoidable costs of future obligations relating to the lease are expected to exceed anticipated income. The provision is calculated using market rates of interest to reflect the long-term nature of the cash flows. Before the provision is established, the Group recognizes any impairment loss on the assets associated with the lease contract.

Restructuring costs

Where the Group has a formal plan for restructuring a business and has raised valid expectations in the areas affected by the restructuring, by starting to implement the plan or announcing its main features, provision is made for the anticipated cost of restructuring, including retirement benefits and redundancy costs, when an obligation exists. The provision raised is normally utilized within twelve months. Future operating costs are not provided for.

Legal claims and other contingencies

Provisions are made for legal claims where the Group has present legal or constructive obligations as a result of past events and it is more likely than not that an outflow of resources will be required to settle the obligation and the amount can be reasonably estimated.

Contingent liabilities are possible obligations whose existence will be confirmed only by uncertain future events giving rise to present obligations where the transfer of economic benefit is uncertain or cannot be reliably measured. Contingent liabilities are not recognized but are disclosed in the notes to the financial statements unless they are remote.

14 Income tax, including deferred income tax

Income tax comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year using tax rates enacted or substantively enacted at the balance sheet date and any adjustment to tax payable in respect of previous years. Income tax recoverable on tax allowable losses is recognized as an asset only to the extent that it is regarded as recoverable by offset against current or future taxable profits.

Deferred income tax is provided, using the balance sheet liability method, on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred income tax is determined using tax rates based on legislation enacted or substantively enacted at the balance sheet date and expected to apply when the deferred tax asset is realized or the deferred tax liability is settled. Deferred tax assets are recognized where it is probable that future taxable profits will be available against which the temporary differences will be utilized.

Deferred and current tax assets and liabilities are only offset when they arise in the same tax reporting group and where there is both the legal right and the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

The principal temporary differences arise from depreciation of property, plant and equipment, revaluation of certain financial assets and financial liabilities including derivative contracts, provisions for pensions and other post retirement benefits, tax losses carried forward, and in relation to acquisitions, on the difference between the fair values of the net assets acquired and their tax base.

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

Income tax payable on profits, based on the applicable tax law in each jurisdiction, is recognized as an expense in the period in which the profits arise. The tax effects of income tax losses available for carry forward are recognized as an asset when it is probable that future taxable profits will be available against which these losses can be utilized.

15 Construction contracts

Revenue from construction contacts is recognized when it is probable that the economic benefits of the transaction will flow to the Group and when the revenue, the costs (both incurred and future), the outcome of the contract and its stage of completion can all be measured reliably. Once the above criteria are met, both contract revenue and contract costs are recognized by reference to the stage of completion of the contract.

ALLIED IRISH BANKS, p.l.c.

Accounting policies - (Continued)

15 Construction contracts (Continued)

When the outcome of a construction contract cannot be estimated reliably, no profit is recognized, but revenue is recognized to the extent of costs incurred that are probable of recovery. Costs are recognized as an expense in the income statement in the accounting period in which the work is performed.

16 Impairment of property, plant and equipment, goodwill and intangible assets

At each balance sheet date, or more frequently where events or changes in circumstances dictate, property, plant and equipment and intangible assets, are assessed for indications of impairment. If indications are present, these assets are subject to an impairment review. Goodwill is subject to an impairment review as at the balance sheet date each year. The impairment review comprises a comparison of the carrying amount of the asset or cash generating unit, with its recoverable amount. Cash-generating units are the lowest level at which management monitors the return on investment in assets. The recoverable amount is determined as the higher of the net selling price of the asset or cash generating unit and its value in use. Net selling price is calculated by reference to the amount at which the asset could be disposed of in an arm’s length transaction evidenced by an active market or recent transactions for similar assets. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset’s continued use, including those resulting from its ultimate disposal, at a market-based discount rate on a pre-tax basis.

The carrying amounts of property, plant and equipment and intangible assets are written down by the amount of any impairment and this loss is recognized in the income statement in the period in which it occurs. A previously recognized impairment loss relating to a fixed asset may be reversed in part or in full when there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the asset’s recoverable amount. The carrying amount of the asset will only be increased up to the amount that it would have been had the original impairment not been recognized. Impairment losses on goodwill are not reversed.

17 Impairment of financial assets

It is Group policy to make provisions for impairment of financial assets to reflect the losses inherent in those assets at the balance sheet date.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a portfolio of financial assets is impaired. A financial asset or portfolio of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more loss events that occurred after the initial recognition of the asset on or before the balance sheet date, (“a loss event”) and that loss event or events has had an impact such that the estimated present value of future cash flows is less than the current carrying value of the financial asset, or portfolio of financial assets.

Objective evidence that a financial asset or a portfolio of financial assets is impaired includes observable data that comes to the attention of the Group about the following loss events:

a)	significant financial difficulty of the issuer or obligor;

b)	a breach of contract, such as a default or delinquency in interest or principal payments;

c)	the granting to the borrower of a concession, for economic or legal reasons relating to the borrower’s financial difficulty that the Group would not otherwise consider;

d)	it becomes probable that the borrower will enter bankruptcy or other financial reorganisation;

e)	the disappearance of an active market for that financial asset because of financial difficulties; or

f)	observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:

i.	adverse changes in the payment status of borrowers in the portfolio;

ii.	national or local economic conditions that correlate with defaults on the assets in the portfolio.

        The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant (i.e. individually insignificant). If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and includes these performing assets under the collective incurred but not reported (“IBNR”) assessment. An IBNR impairment provision represents an interim step pending the identification of impairment losses on an individual asset in a group of financial assets. As soon as information is available that specifically identifies losses on individually impaired assets in a group, those assets are removed from the group. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized, are not included in a collective assessment of impairment.

ALLIED IRISH BANKS, p.l.c.

Accounting policies - (Continued)

17 Impairment of financial assets (Continued)

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

Following impairment, interest income is recognized using the original effective rate of interest which was used to discount the future cash flows for the purpose of measuring the impairment loss. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognized in the income statement.

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

In the case of equity instruments classified as available for sale, a significant or prolonged decline in the fair value of the instrument below its cost is considered in determining whether impairment exists. Where such evidence exists, the cumulative net loss that had been previously recognized directly in equity is removed from equity and recognized in the income statement. Reversals of impairment of equity shares are not recognized in the income statement and increases in the fair value of equity shares after impairment are recognized directly in equity.

In the case of debt instruments classified as available for sale, impairment is assessed based on the same criteria as all other financial assets. Reversals of impairment of debt securities are recognized in the income statement.

Prior to January 1, 2005

Loan impairment—allowance and provision for losses

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

18 Financial assets

The Group classifies its financial assets into the following categories:—financial assets at fair value through profit or loss; loans and receivables; held to maturity investments; and financial investments available for sale.

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

ALLIED IRISH BANKS, p.l.c.

Accounting policies - (Continued)

18 Financial assets (Continued)

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

Interest is calculated using the effective interest method and credited to the income statement. Dividends on available-for-sale equity securities are recognized in the income statement when the entity’s right to receive payment is established. Impairment losses and translation differences on monetary items are recognized in the income statement.

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or when the Group has transferred substantially all the risks and rewards of ownership.

Financial assets at fair value through profit or loss

This category has two sub categories:—Financial assets held for trading; and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if it is held primarily for the purpose of selling in the short term, or if it is so designated by management, subject to certain criteria.

The assets are recognized initially at fair value and transaction costs are taken directly to the income statement. Interest and dividends on assets within this category are reported in interest income, and dividend income, respectively. Gains and losses arising from changes in fair value are included directly in the income statement within net trading income.

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

Available for sale

Financial investments available for sale are non-derivative financial investments that are designated as available for sale and are not categorised into any of the other categories described above. Financial investments available for sale assets are those intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices.

Financial investments available for sale are initially recognized at fair value including direct and incremental transaction costs. They are subsequently held at fair value. Gains and losses arising from changes in fair value are included as a separate component of equity until sale when the cumulative gain or loss is transferred to the income statement.

Prior to January 1, 2005

Debt securities

Debt securities held as financial fixed assets are accounted for on a historic cost basis. These debt securities are stated in the balance sheet at cost, adjusted for the amortization of any premiums or discounts arising on acquisition and provisions for impairment. Gains and losses on disposal of securities held for investment purposes are recognized immediately in other operating income. Gains and losses on disposal of securities held for hedging purposes are amortized over the lives of the underlying transactions and included in net interest income.

Debt securities held for trading purposes are stated in the balance sheet at market value. Both realized and unrealized profits on trading securities are taken directly to the statement of income and included within dealing profits.

ALLIED IRISH BANKS, p.l.c.

Accounting policies - (Continued)

19 Financial liabilities

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

The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

Prior to January 1, 2005

Classification of financial liabilities

Under Irish GAAP capital instruments that are not shares should be treated as liabilities if they involve an obligation to transfer economic benefits. All other capital instruments should be reported in stockholders’ funds.

20 Property, plant and equipment

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

The Group reviews its depreciation rates regularly, at least annually, to take account of any change in circumstances. When deciding on useful lives and methods, the principal factors that the Group takes into account are the expected rate of technological developments and expected market requirements for, and the expected pattern of usage of, the assets. When reviewing residual values, the Group estimates the amount that it would currently obtain for the disposal of the asset, after deducting the estimated cost of disposal if the asset were already of the age and condition expected at the end of its useful life.

Gains and losses on disposal of property, plant and equipment are included in the income statement.

It is Group policy not to revalue its property, plant and equipment.

21 Intangible assets

Goodwill

Goodwill may arise on the acquisition of subsidiary and associated undertakings. Purchased goodwill is the excess of the fair value of the purchase consideration and direct costs of making the acquisition, over the fair value of the Group’s share of the assets acquired and the liabilities and contingent liabilities assumed on the date of the acquisition. For the purpose of calculating goodwill, fair values of acquired assets, liabilities and contingent liabilities are determined by reference to market values or by discounting expected future cash flows to present value. This discounting is performed either using market rates or by using risk-free rates and risk adjusted expected future cash flows.

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

ALLIED IRISH BANKS, p.l.c.

Accounting policies - (Continued)

21 Intangible assets (Continued)

Computer software and other intangible assets

Computer software and other intangible assets are stated at cost, less amortization on a straight line basis and provisions for impairment, if any. The identifiable and directly associated external and internal costs of acquiring and developing software are capitalized where the software is controlled by the Group, and where it is probable that future economic benefits that exceed its cost will flow from its use over more than one year. Costs associated with maintaining software are recognized as an expense when incurred. Capitalized computer software is amortized over 3 to 5 years. Other intangible assets are amortized over the life of the asset.

22 Derivatives and hedge accounting

Derivatives, such as interest rate swaps, options and forward rate agreements are used for trading and for hedging purposes.

The Group maintains trading positions in a variety of financial instruments including derivatives. Trading transactions arise both as a result of activity generated by customers and from proprietary trading with a view to generating incremental income.

Non-trading derivative transactions comprise transactions held for hedging purposes as part of the Group’s risk management strategy against assets, liabilities, positions or cash flows.

Derivatives

Derivatives are measured initially at fair value on the date on which the derivative contract is entered into and subsequently remeasured at fair value. Fair values are obtained from quoted market prices in active markets, including recent market transactions, and from valuation techniques, and discounted cash flow models and options pricing models as appropriate. Derivatives are included in assets when their fair value is positive, and in liabilities when their fair value is negative, unless there is the legal ability and intention to settle net.

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

Hedging

All derivatives are carried at fair value in the balance sheet and the accounting treatment of the resulting fair value gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. Where derivatives are held for risk management purposes, and when transactions meet the criteria specified in IAS 39 “Financial Instruments: Recognition and Measurement”, the Group designates certain derivatives as either: -

(1) hedges of the fair value of recognized assets or liabilities or firm commitments (fair value hedge); or

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

ALLIED IRISH BANKS, p.l.c.

Accounting policies - (Continued)

22 Derivatives and hedge accounting (Continued )

In certain circumstances, the Group may decide to cease hedge accounting even though the hedge relationship continues to be highly effective by no longer designating the financial instrument as a hedge.

Fair value hedge accounting

Changes in fair value of derivatives that qualify and are designated as fair value hedges are recorded in the income statement, together with changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. If the hedge no longer meets the criteria for hedge accounting, the fair value hedging adjustment cumulatively made to the carrying value of the hedged item is, for items carried at amortized cost, amortized over the period to maturity of the previously designated hedge relationship using the effective interest method. For available for sale items the fair value hedging adjustment remains in equity until the hedged item affects the income statement. If the hedged item is sold or repaid, the unamortized fair value adjustment is recognized immediately in the income statement.

Cash flow hedge accounting

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is initially recognized directly in stockholders’ equity, and recycled to the income statement in the periods when the hedged item will affect profit or loss. Any ineffective portion of the gain or loss on the hedging instrument is recognized in the income statement immediately.

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

Net investment hedge

Hedges of net investments in foreign operations, including monetary items that are accounted for as part of the net investment, are accounted for similarly to cash flow hedges. The effective portion of the gain or loss on the hedging instrument is recognized directly in equity and the ineffective portion is recognized immediately in the income statement. The cumulative gain or loss previously recognized in equity is recognized in the income statement on the disposal or partial disposal of the foreign operation. Hedges of net investments may include non-derivative liabilities as well as derivative financial instruments.

Derivatives that do not qualify for hedge accounting

Certain derivative contracts entered into as economic hedges do not qualify for hedge accounting. Changes in the fair value of derivative instruments that do not qualify for hedge accounting are recognized immediately in the income statement.

Prior to January 1, 2005

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

Except as described above in respect of hedges of the income stream on Group capital, upon early termination of derivative financial instruments classified as hedges, any realized gain or loss is deferred and amortized to net interest income over the life of the original hedge as long as the designated assets or liabilities remain. Upon early termination of derivative transactions classified as hedges of the income stream on Group capital, any realized gain or loss is taken to the statement of income as it arises.

23 Non-current assets held for sale and discontinued operations

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

ALLIED IRISH BANKS, p.l.c.

Accounting policies - (Continued)

23 Non-current assets held for sale and discontinued operations (Continued)

Discontinued operations are presented on the income statement (including comparatives) as a separate amount, comprising the total of the post tax profit or loss of the discontinued operations for the period together with any post-tax gain or loss recognized on the measurement to fair value less costs to sell, or on disposal of the assets/disposal groups constituting discontinued operations.

24 Collateral & netting

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

Netting

Financial assets and financial liabilities are offset and the net amount reported in the balance sheet if, and only if, there is a currently enforceable legal right to set off the recognized amounts and there is an intention to settle on a net basis, or to realize an asset and settle the liability simultaneously. This is not generally the case with master agreements, and the related assets and liabilities are presented gross in the balance sheet.

Prior to January 1, 2005

Under Irish GAAP where the amounts owed by the Group and the counterparty are determinable and in freely convertible currencies and where the Group has the ability to insist on net settlement which is assured beyond doubt and is based on a legal right to settle net that would survive the insolvency of the counterparty, the amounts are shown in the balance sheet as net assets or net liabilities as appropriate

25 Financial guarantees

Financial guarantees are given to banks, financial institutions and other bodies on behalf of customers to secure loans, overdrafts and other banking facilities (“facility guarantees”), and to other parties in connection with the performance of customers under obligations related to contracts, advance payments made by other parties, tenders, retentions and the payment of import duties. Financial guarantees are initially recognized in the financial statements at fair value on the date that the guarantee is given. Subsequent to initial recognition, the bank’s liabilities under such guarantees are measured at the higher of the initial measurement, less amortization calculated to recognize in the income statement the fee income earned over the period, and the best estimate of the expenditure required to settle any financial obligation arising as a result of the guarantees at the balance sheet date.

Any increase in the liability relating to guarantees is taken to the income statement in provisions for undrawn contractually committed facilities and guarantees.

26 Sale and repurchase agreements (including stock borrowing and lending)

Financial assets may be lent or sold subject to a commitment to repurchase them (“repos”). Such securities are retained on the balance sheet when substantially all the risks and rewards of ownership remain with the Group. The liability to the counterparty is included separately on the balance sheet as appropriate.

Similarly, when securities are purchased subject to a commitment to resell (“reverse repos”), or where the Group borrows securities, but does not acquire the risks and rewards of ownership, the transactions are treated as collateralized loans, and the securities are not included on the balance sheet. The difference between the sale and repurchase price is accrued over the life of the agreements using the effective interest method. Securities lent to counterparties are also retained in the financial statements.

ALLIED IRISH BANKS, p.l.c.

Accounting policies - (Continued)

26 Sale and repurchase agreements (including stock borrowing and lending) (Continued )

Securities borrowed are not recognized in the financial statements, unless these are sold to third parties, at which point the obligation to repurchase the securities is recorded as a trading liability at fair value and any subsequent gain or loss included in trading income.

27 Leases

Lessor

Assets leased to customers are classified as finance leases if the lease agreements transfer substantially all the risks and rewards of ownership, with or without ultimate legal title. When assets are held subject to a finance lease, the present value of the lease payments, discounted at the rate of interest implicit in the lease, is recognized as a receivable. The difference between the total payments receivable under the lease and the present value of the receivable is recognized as unearned finance income, which is allocated to accounting periods under the pre-tax net investment method to reflect a constant periodic rate of return.

Assets leased to customers are classified as operating leases if the lease agreements do not transfer substantially all the risks and rewards of ownership. The leased assets are included within property, plant and equipment on the Group’s balance sheet and depreciation is provided on the depreciable amount of these assets on a systematic basis over their estimated useful lives. Lease income is recognized on a straight line basis over the period of the lease unless another systematic basis is more appropriate.

Lessee

Operating lease rentals payable are recognized as an expense in the income statement on a straight line basis over the lease term unless another systematic basis is more appropriate.

28 Stockholders’ equity

Issued financial instruments, or their components, are classified as equity where they meet the definition of equity and confer on the holder a residual interest in the assets of the Group.

Share issue costs

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Dividends on ordinary shares

Dividends on ordinary shares are recognized in equity in the period in which they are approved by the Company’s stockholders, or in the case of the interim dividend when it has been approved for payment by the Board of Directors. Dividends declared after the balance sheet date are disclosed in the dividends note (note 57).

Treasury shares

Where the Company or other members of the consolidated Group purchase the Company’s equity share capital, the consideration paid is deducted from total stockholders’ equity as treasury shares until they are cancelled. Where such shares are subsequently sold or re-issued, any consideration received is included in stockholders’ equity.

Capital reserves

Capital reserves represent transfers from retained earnings in accordance with relevant legislation.

Revaluation reserves

Revaluation reserves represent the surplus which arose on revaluation of properties prior to the implementation of IAS at January 1, 2004.

Other equity interests

Other equity interests relate to the Reserve Capital Instruments (note 42).

Available for sale securities reserves

Available for sale securities reserves represent the net unrealized change in the fair value of financial investments available for sale.

Revenue reserves

Revenue reserves represent retained earnings from the parent, subsidiaries and associated undertakings.

ALLIED IRISH BANKS, p.l.c.

Accounting policies - (Continued)

28 Stockholders’ equity (Continued)

Share based payments reserves

The share based payment expense charged to the income statement is credited to the share based payment reserves over the vesting period of the shares and options. Upon grant of shares and exercise of options the amount in respect of the award charged to the share based payment reserves is transferred to revenue reserves.

Cash flow hedging reserve

Cash flow hedging reserve represents the net gains/losses on effective cash flow hedging instruments that will be recycled to the income statement when the hedged transaction affects profit or loss.

Foreign currency translation reserve

The foreign currency translation reserve represents the cumulative gains and losses on the retranslation of the Groups’ net investment in foreign operations.

29 Insurance and investment contracts

In its consolidation of Ark Life, up to the date of disposal, and in accounting for its interest in Hibernian Life Holdings Limited, the Group has classified its Long Term Assurance business in accordance with IFRS 4 “Insurance Contracts”. Insurance contracts are those contracts containing significant insurance risk. In the case of life contracts, insurance risk exists if the amount payable on the occurrence of an insured event exceeds the assets backing the contract, or could do so in certain circumstances, and the product of the probability of the insured event occurring and the excess amount payable has commercial substance. In particular, guaranteed equity bonds which guarantee a return of the original premium irrespective of the current value of the backing assets are deemed to be insurance contracts notwithstanding that at the balance sheet date there may be no excess of the original premium over the backing assets. Investment contracts are contracts that do not have significant insurance risk.

Insurance contracts

The Group accounts for its insurance contracts using the european embedded value principles, published by the CFO Forum. The embedded value comprises two components: the net assets attributable to the Group and the present value of the in-force business (“VIF”). The change in the VIF before tax is accounted for as revenue. The value is estimated as the net present value of future cash flows attributable to the Group before tax, based on the market value of the assets at the balance sheet date, using assumptions that reflect experience and a long-term outlook for the economy and then discounting at an appropriate risk discount rate.

Insurance contract liabilities are calculated on a statutory basis. Premiums are recognized as revenue when due from the policyholder. Claims, which together with the increase in insurance contract liabilities are recognized in the income statement as they arise, are the cost of all claims arising during the period.

Investment contracts

Investment contracts are primarily unit-linked. Unit linked liabilities are deemed equal to the value of units attaching to contracts at the balance sheet date. The liability is measured at fair value, which is the bid value of the assets held to match the liability. Increases in investment contract liabilities are recognized in the income statement as they arise. Revenue in relation to investment management services is recognized as the services are provided. Certain upfront fees and charges have been deferred and are recognized as income over the life of the contract. Premiums and claims are accounted for directly in the balance sheet as adjustments to the investment contract liability.

Prior to January 1, 2005

Long term assurance business

Under Irish GAAP the value placed on the Group’s long-term assurance business attributable to stockholders represents a valuation of the policies in force together with the net tangible assets of the business including any surplus retained in the long-term business fund which could be transferred to stockholders. The value of the in-force business is calculated by projecting future surpluses and other net cash flows attributable to the stockholder arising from business written by the balance sheet date and discounting the result at an appropriate discount rate.

Movements in the value placed on the Group’s long-term assurance business attributable to stockholders, grossed up for taxation, are included in other operating income.

ALLIED IRISH BANKS, p.l.c.

Accounting policies - (Continued)

30 Segment reporting

Business segments are distinguishable components of the Group that provide products and services that are subject to risks and rewards that are different to those of other business segments. Geographical segments provide products and services within a particular economic environment that is subject to risks and rewards that are different to those of components operating in other economic environments. The Group has determined that business segments are the primary reporting segments.

31 Cash and cash equivalents

For the purposes of the cash flow statement, cash comprises cash on hand and demand deposits, and cash equivalents comprise highly liquid investments that are convertible into cash with an insignificant risk of changes in value and with original maturities of less than three months.

ALLIED IRISH BANKS, p.l.c.

Consolidated Statements of Income

			Years ended December 31,
	Notes		2006	2005	2004
			(Euro in millions)
Interest income and similar income	3		6,928	5,151	4,018
Less: interest expense	4		(3,929)	(2,621)	(1,946)

Net interest income			2,999	2,530	2,072
Dividend income	5		23	17	27
Fees and commissions income			1,235	1,061	1,067
Less: fees and commissions expense			(161)	(145)	(131)
Trading income	6		173	112	96
Other operating income	7		57	72	109
Other income			1,327	1,117	1,168

Total operating income			4,326	3,647	3,240
Operating expenses	8		2,174	1,881	1,724
Depreciation of property, plant and equipment	32		87	83	82
Amortization/impairment of intangible assets and goodwill	31		53	47	63
Total operating expenses			2,314	2,011	1,869

Operating income before provisions			2,012	1,636	1,371
Provisions for impairment of loans and receivables	24		118	115	114
Provisions for liabilities and commitments	39		(15)	20	20
Amounts written off /(written back) financial investments available for sale	9		1	8	(1)
			104	143	133

Operating income			1,908	1,493	1,238
Associated undertakings	27		167	149	132
Gain on disposal of property			365	14	9
Construction contract income	11		96	45	—
Gain on disposal of businesses	14		79	5	17

Income before taxes - continuing operations			2,615	1,706	1,396

Applicable taxes	15		433	319	270

Income after taxes - continuing operations			2,182	1,387	1,126
Discontinued operation, net of taxation			116	46	53

Net income for the period			2,298	1,433	1,179

Attributable to:
Equity holders of the parent			2,185	1,343	1,150
Minority interests in subsidiaries	16		113	90	29

			2,298	1,433	1,179

Basic earnings per share - continuing operations	19	(c)	233.5c	145.7c	128.3c
Basic earnings per share - discontinued operations			13.3c	5.3c	6.2c

Total	19	(a)	246.8c	151.0c	134.5c

Diluted earnings per share - continuing operations	19	(d)	231.4c	144.6c	127.8c
Diluted earnings per share - discontinued operations			13.2c	5.2c	6.2c

Total	19	(b)	244.6c	149.8c	134.0c

The results for the year ended December 31, 2004 represent the application of International Financial Reporting Standards, with the exception of IAS 32, IAS 39 and IFRS 4 which apply with effect from January 1, 2005.

The accompanying notes are an integral part of these consolidated financial statements.

ALLIED IRISH BANKS, p.l.c.

Consolidated Balance Sheets

		December 31,
	Notes	2006	2005
		(Euro in millions)
ASSETS
Cash and balances at central banks		989	742
Treasury bills and other eligible bills	21	196	201
Items in course of collection		527	402
Trading portfolio financial assets	22	8,953	10,113
Derivative financial instruments	47	2,890	2,439
Loans and receivables to banks	23	12,900	7,129
Gross loans and receivables to customers	24	108,148	86,187
Allowance for loan losses		(705)	(674)
Unearned interest		(328)	(281)
Loans and receivables to customers net		107,115	85,232
Financial investments available for sale	26	19,665	16,864
Interests in associated undertakings	27	1,792	1,656
Intangible assets and goodwill	31	550	517
Property, plant and equipment	32	593	706
Other assets		1,117	778
Current taxation		17	18
Deferred taxation	33	256	253
Prepayments and accrued income		927	801
Disposal group and assets classified as held for sale	29	39	5,363

		158,526	133,214

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits by banks	34	33,433	29,329
Customer accounts	35	74,875	62,580
Trading portfolio financial liabilities	36	191	240
Derivative financial instruments	47	2,531	1,967
Debt securities in issue	37	28,531	17,611
Current taxation		112	133
Other liabilities	38	1,757	1,599
Accruals and deferred income		1,410	1,092
Retirement benefit liabilities	13	937	1,227
Provisions for liabilities and commitments	39	93	140
Deferred taxation	33	—	32
Subordinated liabilities and other capital instruments	40	4,744	3,756
Disposal group classified as held for sale	29	—	5,091
Memorandum items: contingent liabilities and commitments	46
Stockholders’ equity
Ordinary shares of €0.32 each: 1,160 million authorized (2005: 1,160 million), 918.4 million issued and outstanding as at December 31, 2006 and 2005 respectively	43	294	294
Share premium account		1,693	1,693
Other equity interests	42	497	497
Reserves		543	1,152
Profit and loss account		5,578	3,533
Total stockholders’ funds		8,605	7,169
Minority interests in subsidiaries	41	1,307	1,248

		158,526	133,214

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated reconciliation of movements in stockholders’ equity

	Share capital	Share premium	Capital reserves	Revaluation reserves	Other equity interests	Treasury shares	Revenue reserves	Share based payments reserves	Available for sale securities reserves	Cash flow hedging reserve	Foreign currency translation	Total
	(Euro in millions)
2004
Balance January 1, 2004 (IFRS)	290	1,694	838	89	196	(757)	2,987	9	—	—	—	5,346
Income attributable to equity holders of the parent	—	—	59	—	—	—	1,070	—	—	—	—	1,129
Dividends on ordinary shares	—	—	—	—	—	—	(475)	—	—	—	—	(475)
Dividends on other equity interests	—	—	—	—	—	—	(4)	—	—	—	—	(4)
Share based payments	—	—	—	—	—	—	—	5	—	—	—	5
Actuarial loss recognized in retirement benefit plans	—	—	—	—	—	—	(198)	—	—	—	—	(198)
Other recognized (losses)/gains relating to the period	—	(1)	—	(1)	(14)	—	28	—	—	—	(73)	(61)
Ordinary shares issued in lieu of cash dividend	4	—	—	—	—	—	130	—	—	—	—	134
Other ordinary shares issued	—	—	—	—	—	71	—	—	—	—	—	71
Net movement in own shares	—	—	—	—	—	—	(20)	—	—	—	—	(20)

Balance December 31, 2004	294	1,693	897	88	182	(686)	3,518	14	—	—	(73)	5,927

2005
Balance December 31, 2004	294	1,693	897	88	182	(686)	3,518	14	—	—	(73)	5,927
IFRS transition adjustment	—	—	(185)	—	315	—	25	—	136	254	—	545

Balance January 1, 2005	294	1,693	712	88	497	(686)	3,543	14	136	254	(73)	6,472
Income attributable to equity holders of the parent	—	—	46	—	—	—	1,297	—	—	—	—	1,343
Dividends on ordinary shares	—	—	—	—	—	—	(532)	—	—	—	—	(532)
Dividends on other equity interests	—	—	—	—	—	—	(38)	—	—	—	—	(38)
Share based payments	—	—	—	—	—	—	—	16	—	—	—	16
Actuarial loss recognized in retirement benefit plans	—	—	—	—	—	—	(285)	—	—	—	—	(285)
Other recognized (losses)/gains relating to the period	—	—	—	(3)	—	—	(69)	—	(6)	(76)	287	133
Other ordinary shares issued	—	—	—	—	—	66	—	—	—	—	—	66
Net movement in own shares	—	—	—	—	—	—	(6)	—	—	—	—	(6)

Balance December 31, 2005	294	1,693	758	85	497	(620)	3,910	30	130	178	214	7,169

The results for the year ended December 31, 2004 represent the application of International Financial Reporting Standards with the exception of IAS 32, IAS 39 and IFRS 4 which apply from January 1, 2005

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated reconciliation of movements in stockholders’ equity

	Share capital	Share premium	Capital reserves	Revaluation reserves	Other equity interests	Treasury shares	Revenue reserves	Share based payments reserves	Available for sale securities reserves	Cash flow hedging reserve	Foreign currency translation	Total
	(Euro in millions)
2006
Balance December 31, 2005	294	1,693	758	85	497	(620)	3,910	30	130	178	214	7,169
Income attributable to equity holders of the parent	—	—	4	—	—	—	2,181	—	—	—	—	2,185
Dividends on ordinary shares	—	—	—	—	—	—	(587)	—	—	—	—	(587)
Dividends on other equity interests	—	—	—	—	—	—	(38)	—	—	—	—	(38)
Share based payments	—	—	—	—	—	—	3	27	—	—	—	30
Actuarial gain recognized in retirement benefit plans	—	—	—	—	—	—	200	—	—	—	—	200
Other recognized (losses)/gains relating to the period	—	—	—	—	—	—	(47)	—	(44)	(283)	(152)	(526)
Other movements	—	—	(235)	(50)	—	—	293	—	—	—	—	8
Other ordinary shares issued	—	—	—	—	—	87	—	—	—	—	—	87
Net movement in own shares	—	—	—	—	—	(41)	118	—	—	—	—	77

Balance December 31, 2006	294	1,693	527	35	497	(574)	6,033	57	86	(105)	62	8,605

The accompanying notes are an integral part of these consolidated financial statements.

ALLIED IRISH BANKS, p.l.c.

Consolidated Statements of Cash Flows

		Years ended December 31,
	Notes	2006	2005	2004
		(Euro in millions)
Reconciliation of income before taxes to net cash from operating activities
Income before taxes(1)		2,733	1,754	1,454
Gain on disposal of businesses		(191)	(5)	(17)
Construction contract income		(96)	(45)	—
Gain on disposal of property		(365)	(14)	(9)
Investment income		(44)	(41)	(37)
Associated undertakings		(167)	(149)	(133)
Provisions for loan losses		118	115	114
Provisions for liabilities and commitments		(15)	20	20
Amounts written off/(written back) financial investments		1	8	(1)
Increase in other provisions		11	32	33
Depreciation, impairment and amortization		140	130	145
Interest on subordinated liabilities and other capital investments		214	132	109
Gain on disposal of available for sale financial investments		(11)	(19)	(17)
Share based payments		54	32	25
Gain on termination of off-balance sheet instruments		—	—	(36)
Average gains on debt securities held for hedging purposes		—	—	(2)
Amortization of premiums and discounts		64	64	24
Increase in long-term assurance business		(6)	(55)	(62)
(Increase)/decrease in prepayments and accrued income		(131)	83	(282)
Increase in accruals and deferred income		306	332	369

		2,615	2,374	1,697

Net increase in deposits by banks		4,649	8,019	3,056
Net increase in customer accounts		12,329	11,414	6,041
Net increase in loans and receivables to customers		(22,137)	(18,350)	(13,721)
Net (increase)/decrease in loans and receivables to banks		(32)	(30)	635
Net decrease/(increase) in trading portfolio financial assets/liabilities		909	(1,942)	(2,578)
Net increase/(decrease) in derivative financial instruments		117	(447)	—
Net decrease/(increase) in treasury bills and other eligible bills		15	(177)	—
Net increase in items in course of collection		(121)	(29)	(29)
Net increase in debt securities in issue		11,224	5,223	8,303
Net increase in notes in circulation		18	21	30
Increase in other assets		(322)	(1,467)	(754)
Increase in other liabilities		75	419	937
Effect of currency translation and other adjustments		(213)	(116)	92

Net cash inflow from operating assets and liabilities		6,511	2,538	2,012

Net cash inflow from operating activities before taxes		9,126	4,912	3,709
Taxation paid		(481)	(351)	(320)

Net cash inflow from operating activities		8,645	4,561	3,389
Investing activities (note a)		(1,907)	(262)	(4,106)
Financing activities (note b)		153	508	1,288

Increase in cash and cash equivalents		6,891	4,807	571
Opening cash and cash equivalents		7,670	2,773	2,152
Effect of currency translation adjustments		(206)	90	50

Closing cash and cash equivalents	45	14,355	7,670	2,773

The accompanying notes are an integral part of these consolidated financial statements.

ALLIED IRISH BANKS, p.l.c.

Consolidated Statements of Cash Flows (continued)

	Years ended December 31,
	2006	2005	2004
	(Euro in millions)
(a) Investing activities
Net increase in financial investments available for sale	(2,477)	(264)	(4,038)
Additions to property, plant and equipment	(144)	(100)	(68)
Disposal of property, plant and equipment	489	89	20
Additions to intangible fixed assets	(87)	(36)	(66)
Investment in associated undertakings	—	(3)	(7)
Disposal of investment in subsidiaries and businesses	268	11	16
Dividends received from associated undertakings	44	41	37

Cash flows from investing activities	(1,907)	(262)	(4,106)

(b) Financing activities
Re-issue of treasury shares	48	47	53
Redemption of subordinated liabilities	—	(630)	(32)
Issue of new subordinated liabilities	—	1,813	733
Issue of preferred securities	—	—	990
Issue of perpetual preferred securities	1,008	—	—
Interest paid on subordinated liabilities	(196)	(90)	(105)
Equity dividends paid on ordinary share capital	(587)	(532)	(345)
Dividends on other equity interests	(38)	(38)	(4)
Dividends paid to minority interests	(82)	(62)	(2)

Cash flows from financing activities	153	508	1,288

(1)

Represents income before taxes – continuing activities, as per the Consolidated income statement, adjusted for the discontinued income before taxes of Ark Life of €118 million in 2006 (2005: €48 million; 2004: €58 million).

Discontinued activities contributed to the increase in cash and cash equivalents as follows: Operating activities € nil; Investing activities €154 million; and Financing activities € nil.

The results for the year ended December 31, 2004 represent the application of International Financial Reporting Standards, with the exception of IAS 32, IAS 39 and IFRS 4 which apply with effect from January 1, 2005.

The accompanying notes are an integral part of these consolidated financial statements.

ALLIED IRISH BANKS, p.l.c.

Consolidated statements of recognized income and expense

	Years ended December 31,
	2006	2005	2004
	Restated
	(Euro in millions)
Foreign exchange translation differences	(149)	301	(73)
Net change in cash flow hedges, net of tax	(283)	(76)	—
Net change in fair value of available for sale securities, net of tax	(13)	(6)	—
Net actuarial gains/(losses) in retirement benefit plans, net of tax	200	(285)	(198)
Net other gains and losses relating to the period	(47)	(72)	—

Income and expense recognized directly in equity	(292)	(138)	(271)
Income for the period	2,298	1,433	1,179

Total recognized income and expense for the period	2,006	1,295	908

Attributable to:
Equity holders of the parent	1,859	1,191	879
Minority interest in subsidiaries	147	104	29

Total recognized income and expense for the period	2,006	1,295	908

The results for the year ended December 31, 2004 represent the application of International Financial Reporting Standards, with the exception of IAS 32, IAS 39 and IFRS 4 which apply with effect from January 1, 2005.

The accompanying notes are an integral part of these consolidated financial statements.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements

1. DISPOSAL OF ARK LIFE ASSURANCE COMPANY LIMITED (‘ARK LIFE’). ACQUISITION OF AN INTEREST OF 24.99% IN HIBERNIAN LIFE HOLDINGS LIMITED

On January 30, 2006, the previously announced venture with Aviva Group p.l.c. for the manufacture and distribution of life and pensions products in the Republic of Ireland was completed. The transaction brought together Hibernian Life & Pensions Limited and Ark Life under a holding company Hibernian Life Holdings Limited of which AIB owns 24.99%. AIB has entered into an exclusive agreement to distribute the life and pensions products of the venture.

Under IFRS 5,‘Non-current assets held for sale and discontinued operations’, the income and expenses for 2005 and for the period up to January 30, 2006, the date of disposal of Ark Life, of the operations deemed to be disposed of have been reported net of taxation as a discontinued operation below profit after taxation. The assets and liabilities of Ark Life (note 30) as at December 31, 2005 were classified as held for sale, separate from other assets and liabilities on the balance sheet.

The transaction gave rise to a profit before and after taxation of €138 million of which €26 million is treated as a profit on disposal of business and €112 million as a profit on disposal of a discontinued operation. The profit for Ark Life for the period to date of disposal €4 million (2005: €46 million) is included within discontinued operations. The contribution of the venture for the 11 months ended December 2006 is included in the income statement within share of results of associated undertakings. The carrying value of the investment is shown in the balance sheet within interests in associated undertakings.

Accounting for the acquisition of the 24.99% interest in Hibernian Life and Pensions Limited (‘HLP’)

The Group’s share of the assets and liabilities of HLP as at January 30, 2006 has been recorded at fair value in accordance with the accounting policies of the Group. The fair value of the consideration given represents the value of the 75.01% of Ark that is deemed to be transferred to Hibernian Life Holdings Limited. Acquisition accounting has been adopted in respect of the transaction and the acquisition of the 24.99% interest in HLP comprised:

2006
(Euro in millions)
Book value of assets acquired	520
Adjustments	146
Intangible assets recognized	67

Net assets	733

Group’s share of net assets—24.99%	183
Goodwill arising on the acquisition of HLP	12

Fair value of consideration given	195

The adjustments reflect bringing HLP’s accounting policies in line with AIB’s, primarily in respect of accounting for Insurance contracts. AIB accounts for its insurance contracts using the embedded value basis and the adjustments of €146 million primarily reflect the recognition of embedded value on the insurance contracts in force on HLP’s books, offset by other adjustments to bring HLP’s accounting policies in line with AIB’s and fair value adjustments. The intangible assets recognized relate to the value of management contracts not recognized within HLP’s books. Goodwill arising has been capitalized on the balance sheet within the caption ‘Interests in associated undertakings’.

The Group’s share of profits of Hibernian Life Holdings Limited is set out in Note 30.

	December 31, 2005
	Total	Discontinued operations	Continuing operations
	(Euro in millions)
Net interest income	2,643	113	2,530
Other income	1,840	723	1,117

Total operating income	4,483	836	3,647
Insurance and investment contract liabilities and claims	761	761	—
Total operating expenses	2,037	26	2,011
Provisions	143	—	143

Operating income	1,542	49	1,493
Share of results of associated undertakings	149	—	149
Construction contract income	45	—	45
Gain on disposal of property and businesses	19	—	19

Income before taxes	1,755	49	1,706
Applicable taxes	322	3	319

Income after taxes	1,433	46	1,387

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	December 31, 2004
	Total	Discontinued operations	Continuing operations
	(Euro in millions)
Net interest income	2,134	62	2,072
Other income	1,498	330	1,168

Total operating income	3,632	392	3,240
Insurance and investment contract liabilities and claims	309	309	—
Total operating expenses	1,894	25	1,869
Provisions	133	—	133

Operating income	1,296	58	1,238
Share of results of associated undertakings	132	—	132
Gain on disposal of property and businesses	26	—	26

Income before taxes	1,454	58	1,396
Applicable taxes	275	5	270

Income after taxes	1,179	53	1,126

2. SEGMENTAL INFORMATION

	Year December 31, 2006
	AIB Bank ROI	Capital Markets	AIB Bank UK	Poland	Group	Total
	(Euro in millions)
Segmental information
Operations by business segments(1)
Net interest income	1,581	490	593	236	99	2,999
Other income	434	464	154	302	(27)	1,327

Total operating income	2,015	954	747	538	72	4,326
Administrative expenses	945	425	332	290	182	2,174
Amortization/impairment of intangible assets and goodwill	17	4	—	21	11	53
Depreciation of property, plant and equipment	38	9	11	19	10	87

Total operating expenses	1,000	438	343	330	203	2,314

Operating income/(loss) before provisions	1,015	516	404	208	(131)	2,012
Provisions for impairment of loans and receivables	78	5	26	9	—	118
Provisions for liabilities and commitments	(4)	1	—	(2)	(10)	(15)
Amounts written off/(written back) financial investments	(1)	2	—	—	—	1

Total provisions	73	8	26	7	(10)	104

Operating income/(loss)	942	508	378	201	(121)	1,908
Share of results of associated undertakings	18	2	—	6	141	167
Gain on disposal of property	6	—	1	—	358	365
Construction contract income	—	—	—	—	96	96
Gain on disposal of businesses	—	79	—	—	—	79

Income before taxation—continuing operations	966	589	379	207	474	2,615

Discontinued operation—net of taxation	116	—	—	—	—	116

Other information
Total loans(2)	60,083	33,040	22,117	4,573	202	120,015
Interests in associated undertakings	268	5	—	3	1,516	1,792
Total assets	66,200	54,093	24,580	7,195	6,458	158,526
Total deposits(3)	46,503	70,067	13,624	6,614	31	136,839
Total liabilities(4)	46,217	71,656	14,551	6,941	9,249	148,614
Total risk weighted assets(5)	53,307	40,538	22,334	5,826	1,029	123,034
Ordinary stockholders’ equity(4)	3,549	2,629	1,476	374	80	8,108
Capital expenditure	104	24	15	24	64	231
Significant non-cash expenses	151	32	45	54	16	298

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	Year December 31, 2005
	AIB Bank ROI	Capital Markets	AIB Bank UK	Poland	Group	Total
	(Euro in millions)
Operations by business segments(1)
Net interest income	1,314	435	516	205	60	2,530
Other income	376	407	148	222	(36)	1,117

Total operating income	1,690	842	664	427	24	3,647
Administrative expenses	818	383	313	236	131	1,881
Amortization/impairment of intangible assets and goodwill	16	7	1	21	2	47
Depreciation of property, plant and equipment	33	10	9	23	8	83

Total operating expenses	867	400	323	280	141	2,011

Operating income/(loss) before provisions	823	442	341	147	(117)	1,636
Provisions for impairment of loans and receivables	45	34	21	14	1	115
Provisions for liabilities and commitments	10	4	—	1	5	20
Amounts written off financial investments	—	8	—	—	—	8

Total provisions	55	46	21	15	6	143

Operating income/(loss)	768	396	320	132	(123)	1,493
Share of results of associated undertakings	(1)	2	—	—	148	149
Gain on disposal of property	12	—	2	—	—	14
Construction contract income	—	—	—	—	45	45
Gain on disposal of businesses	—	5	—	—	—	5

Income before taxation—continuing operations	779	403	322	132	70	1,706

Discontinued operation—net of taxation	46	—	—	—	—	46

Other information
Total loans(2)	45,523	23,794	18,346	4,487	211	92,361
Interests in associated undertakings	6	14	—	19	1,617	1,656
Total assets	55,224	44,371	20,031	7,813	5,775	133,214
Total deposits(3)	34,172	58,038	10,958	6,229	123	109,520
Total liabilities(4)	39,137	59,014	11,888	6,658	8,100	124,797
Total risk weighted assets(5)	39,073	38,974	18,335	4,640	634	101,656
Ordinary stockholders’ equity(4)	2,564	2,558	1,203	305	42	6,672
Capital expenditure	71	13	16	19	17	136
Significant non-cash expenses	118	70	36	63	18	305

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	Year December 31, 2004
	AIB Bank ROI	Capital Markets	AIB Bank UK	Poland	Group	Total
	(Euro in millions)
Operations by business segments(1)
Net interest income	1,144	360	416	174	(22)	2,072
Other income	364	390	189	188	37	1,168

Total operating income	1,508	750	605	362	15	3,240
Administrative expenses	766	375	295	200	88	1,724
Amortization/impairment of intangible assets and goodwill	47	16	10	45	(55)	63
Depreciation of property, plant and equipment	—	12	—	—	70	82

Total operating expenses	813	403	305	245	103	1,869

Operating income/(loss) before provisions	695	347	300	117	(88)	1,371
Provisions for impairment of loans and receivables	43	31	13	29	(2)	114
Provisions for liabilities and commitments	—	1	—	(1)	20	20
Amounts written off/(written back) financial investments	1	(3)	—	1	—	(1)

Total provisions	44	29	13	29	18	133

Operating profit/(loss)	651	318	287	88	(106)	1,238
Share of results of associated undertakings	(1)	4	—	1	128	132
Gain on disposal of property	7	—	1	1	—	9
Gain on disposal of businesses	—	4	—	13	—	17

Income before taxation—continuing operations	657	326	288	103	22	1,396

Discontinued operation—net of taxation	53	—	—	—	—	53

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	Year December 31, 2006
	Republic of Ireland	United States of America	United Kingdom	Poland	Rest of the world	Total
	(Euro in millions)
Operations by geographical segments(6)
Net interest income	1,899	54	769	264	13	2,999
Other income	665	61	240	351	10	1,327

Total operating income	2,564	115	1,009	615	23	4,326
Administrative expenses	1,401	42	425	297	9	2,174
Amortisation/impairment of intangible assets and goodwill	32	—	1	20	—	53
Depreciation of property, plant and equipment	54	1	12	20	—	87

Total operating expenses	1,487	43	438	337	9	2,314

Operating income before provisions	1,077	72	571	278	14	2,012
Provisions for impairment of loans and receivables	70	—	41	9	(2)	118
Provisions for liabilities and commitments	(14)	—	1	(2)	—	(15)
Amounts written off/(written back) financial investments	1	—	—	—	—	1

Total provisions	57	—	42	7	(2)	104

Operating income	1,020	72	529	271	16	1,908
Share of results of associated undertakings	20	141	—	6	—	167
Gain on disposal of property	364	—	1	—	—	365
Construction contract income	96	—	—	—	—	96
Gain on disposal of businesses	77	1	1	—	—	79

Income before taxation—continuing operations	1,577	214	531	277	16	2,615

Discontinued operation—net of taxation	116	—	—	—	—	116

Other information
Total loans(2)	80,853	3,315	29,880	5,315	652	120,015
Interests in associated undertakings	273	1,516	—	3	—	1,792
Total assets	109,272	5,578	33,908	9,109	659	158,526
Total deposits(3)	96,773	3,920	29,020	7,072	54	136,839
Total liabilities(4)	104,609	4,202	31,932	7,812	59	148,614
Ordinary stockholders’ equity(4)	5,164	478	2,022	398	46	8,108
Capital expenditure	192	—	15	24	—	231

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	Year December 31, 2005
	Republic of Ireland	United States of America	United Kingdom	Poland	Rest of the world	Total
	(Euro in millions)
Operations by geographical segments(6)
Net interest income	1,564	45	689	225	7	2,530
Other income	537	68	252	251	9	1,117

Total operating income	2,101	113	941	476	16	3,647
Administrative expenses	1,169	59	401	245	7	1,881
Amortisation/impairment of intangible assets and goodwill	23	2	1	21	—	47
Depreciation of property, plant and equipment	47	1	11	24	—	83

Total operating expenses	1,239	62	413	290	7	2,011

Operating income before provisions	862	51	528	186	9	1,636
Provisions for impairment of loans and receivables	46	(1)	53	14	3	115
Provisions for liabilities and commitments	18	—	1	1	—	20
Amounts written off financial investments	6	2	—	—	—	8

Total provisions	70	1	54	15	3	143

Operating income	792	50	474	171	6	1,493
Share of results of associated undertakings	1	148	—	—	—	149
Gain on disposal of property	12	—	2	—	—	14
Construction contract income	45	—	—	—	—	45
Gain on disposal of businesses	—	4	1	—	—	5

Income before taxation—continuing operations	850	202	477	171	6	1,706

Discontinued operation—net of taxation	46	—	—	—	—	46

Other information
Total loans(2)	58,831	3,863	24,888	4,487	292	92,361
Interests in associated undertakings	20	1,617	—	19	—	1,656
Total assets	90,731	5,962	28,411	7,815	295	133,214
Total deposits(3)	77,971	4,021	21,291	6,229	8	109,520
Total liabilities(4)	90,653	4,359	23,046	6,730	9	124,797
Ordinary stockholders’ equity(4)	4,039	477	1,810	320	26	6,672
Capital expenditure	100	1	16	19	—	136

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	Year December 31, 2004
	Republic of Ireland	United States of America	United Kingdom	Poland	Rest of the world	Total
	(Euro in millions)
Operations by geographical segments(6)
Net interest income	1,314	23	543	190	2	2,072
Other income	596	102	259	205	6	1,168

Total operating income	1,910	125	802	395	8	3,240
Administrative expenses	1,058	68	380	214	4	1,724
Depreciation of property, plant and equipment	49	1	11	21	—	82
Amortisation/impairment of intangible assets and goodwill	19	12	1	31	—	63

Total operating expenses	1,126	81	392	266	4	1,869

Operating income before provisions	784	44	410	129	4	1,371
Provisions for impairment of loans and receivables	49	(3)	38	30	—	114
Provisions for liabilities and commitments	21	—	—	(1)	—	20
Amounts written back financial investments	—	(1)	—	—	—	(1)

Total provisions	70	(4)	38	29	—	133

Operating income	714	48	372	100	4	1,238
Share of results of associated undertakings	5	126	—	1	—	132
Gain on disposal of property	7	—	1	1	—	9
Construction contract income	—	—	—	—	—	—
Gain on disposal of businesses	—	—	4	13	—	17

Income before taxation—continuing operations	726	174	377	115	4	1,396

Discontinued operation—net of taxation	53	—	—	—	—	53

(1)

Business segments are distinguishable components of the Group that provide products or services that are subject to risks and rewards that are different to those of other business segments. Business segments are the primary reporting segments. Group costs are allocated to segments on a reasonable and consistent basis. Income on capital is allocated to the business segments on the basis of the capital required to support the level of risk weighted assets. Interest earned on capital not allocated to divisions is reported in Group. Transactions between segments are accounted for in accordance with Group policies. Intra-segment revenue and costs are eliminated in Head Office.

(2)	Total loans comprises loans to banks and loans to customers on the consolidated balance sheet.
(3)	Total deposits comprises deposits by banks, customer accounts and debt securities in issue on the consolidated balance sheet.
(4)

The fungible nature of liabilities within the banking industry inevitably leads to allocations of liabilities to segments, some of which are necessarily subjective. Accordingly, the directors believe that the analysis of total assets is more meaningful than the analysis of net assets.

(5)	See note 52.
(6)

Geographical segments provide products or services within a particular economic environment that is subject to risks and rewards that are different to those of components operating in other economic environments. The analyses by geographical segment is based on the location of the office recording the transaction.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

Gross revenue by business segment

	Year December 31, 2006
	AIB Bank ROI	Capital Markets	AIB Bank UK	Poland	Group	Eliminations	Total
	(Euro in millions)
External customers	3,080	2,764	1,497	641	974	—	8,956
Inter-segment revenue	1,335	2,057	616	1	80	(4,089)	—

Total gross revenue	4,415	4,821	2,113	642	1,054	(4,089)	8,956

	Year December 31, 2005
External customers	2,232	2,260	1,246	700	39	—	6,477
Inter-segment revenue	903	1,260	333	8	286	(2,790)	—

Total gross revenue	3,135	3,520	1,579	708	325	(2,790)	6,477

	Year December 31, 2004
External customers	1,893	1,825	1,029	567	29	—	5,343
Inter-segment revenue	800	1,012	214	13	194	(2,233)	—

Total gross revenue	2,693	2,837	1,243	580	223	(2,233)	5,343

Gross revenue from external customers equates to: interest and similar income; dividend income; fee and commission income; net trading income; other operating income; gain on disposal of property; construction contract income; and gain on disposal of businesses. The amounts relate to continuing operations only.

3. INTEREST INCOME AND SIMILAR INCOME

	Years ended December 31,
	2006	2005	2004
	(Euro in millions)
Interest on loans and receivables to banks	307	167	98
Interest on loans and receivables to customers	5,444	4,032	3,044
Interest on trading portfolio financial assets	380	305	232
Interest on financial investments	797	647	644

	6,928	5,151	4,018

Interest income in 2006 includes €69 million removed from equity in respect of cash flow hedges.

4. INTEREST EXPENSE

	Years ended December 31,
	2006	2005	2004
	(Euro in millions)
Interest on deposits by banks	1,163	775	646
Interest on customers accounts	1,597	1,169	936
Interest on debt securities in issue	955	545	255
Interest on subordinated liabilities and other capital instruments	214	132	109

	3,929	2,621	1,946

Interest expenses includes in 2006 €18 million removed from equity in respect of cash flow hedges.

5. DIVIDEND INCOME

The dividend income relates to income from equity shares held as financial investments available for sale.

6. TRADING INCOME

	Years ended December 31,
	2006	2005	2004
	(Euro in millions)
Foreign currency contracts	101	59	66
Profits less losses from trading portfolio financial assets	60	84	55
Interest rate contracts	4	(32)	(30)
Equity index contracts	8	1	5

	173	112	96

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

7. OTHER OPERATING INCOME

	Years ended December 31,
	2006	2005	2004
	(Euro in millions)
(Loss)/gain on disposal of available for sale debt securities	(4)	17	15
Gain on disposal of available for sale equity shares	15	2	2
Gain on termination of off-balance sheet instruments	—	—	36
Gain on disposal of investments in associated undertakings	—	—	1
Miscellaneous operating income	46	53	55

Total operating income	57	72	109

8. OPERATING EXPENSES

	Years ended December 31,
	2006	2005	2004
	(Euro in millions)
Personnel expenses:
Wages and salaries	1,074	948	868
Share-based payment plans (note 12)	57	34	25
Retirement benefits (note 13)	144	133	97
Social security costs	119	104	92
Other personnel expenses	108	79	54

	1,502	1,298	1,136

General and administrative expenses:
Auditors’ remuneration (including Value Added Tax):(1)
Audit services: Statutory audit	3	2	2
Audit related services	8	2	—

	11	4	2

Other services: Taxation services	1	1	1
Other consultancy	—	1	—

	1	2	1

Operating lease rentals:
Property	40	37	37

	40	37	37

Other administrative expenses	620	540	539

Restructuring costs	—	—	9

Administrative expenses	2,174	1,881	1,724

(1)

Audit services include fees for the statutory audits of the Group and fees for assignments which are of an audit nature. These fees include assignments where the auditors provide assurance to third parties and in 2006 includes fees in respect of preparation for Sarbanes Oxley implementation.

In the year ended December 31, 2006, 39% (2005: 43%; 2004: 53%) of the total statutory audit fees and 29% (2005: 31%; 2004: 41%) of audit related services were paid to overseas offices of the Auditors.

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

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

9. AMOUNTS WRITTEN OFF/(WRITTEN BACK) FINANCIAL INVESTMENTS

	Years ended December 31,
	2006	2005	2004
	(Euro in millions)
Debt securities	—	1	(4)
Equity shares	1	7	3

	1	8	(1)

10. GAIN ON DISPOSAL OF PROPERTY

In addition to the sale of properties which were excess to business requirements, giving rise to profit on disposal of €7 million (2005: €14 million), the Group undertook a significant property sale and leaseback programme during 2006. The leases qualify as operating leases and the profit arising on these transactions is included in profit on disposal of property. Details of the more significant of these transactions are set out below:

	Profit recognized	Tax charge	Initial rent payable	Minimum lease term
	(Euro in millions)
Bankcentre Headquarters Building - Blocks A to D	167	32	4.5	4 yrs, 11 mths, 3 weeks
Bankcentre Headquarters Building - Blocks E to H	89	17	7.1	20 years
Donnybrook House	29	4	1.2	1 year
11 Branches	73	15	3.1	15 years

	358	68	15.9

The commitments in respect of the operating lease rentals are included in Note 48 Commitments, operating lease rentals.

11. CONSTRUCTION CONTRACT INCOME

	Years ended December 31,
	2006	2005	2004
	(Euro in millions)
Construction revenue	171	81	—
Construction expense	(75)	(36)	—

	96	45	—

In 2005, AIB sold land at its Bankcentre headquarters to a syndicate of investors, the Serpentine Consortium. The consortium has outsourced the construction of a new development on the above land to Blogram Limited, a subsidiary of Allied Irish Banks, p.l.c., on a fixed price contract basis. The total consideration amounts to €367.8 million of which €55.0 million has been received. At December 31, 2006, €196.5 million was due from the consortium in respect of construction contracts in progress.

Dohcar Limited, a subsidiary of Allied Irish Banks, p.l.c., has contracted with the Serpentine Consortium to lease the property on completion at an initial rent of €16.1 million per annum for a period of 30 years with a break clause at year 23. Future lease rental commitments in respect of this transaction have been reported in the accounts (see note 48).

The nature of this transaction, which includes the sale of land, an agreement to construct a building and an agreement to lease the building represents a linked transaction and meets the definition under IFRS of a sale and leaseback. The transaction, which takes the legal form of a lease, is deemed to be linked because the economic benefits of the overall transaction cannot be understood without reference to the series of transactions as a whole. Guidance on determining these transactions to be linked is taken from the Standing Interpretations Committees (SIC) 27—Evaluating the Substance of Transactions in the Legal Form of a Lease.

Because the significant income from the overall transaction arises from the construction contracts, the income is recognized on a percentage completion basis in accordance with IAS 11 Construction Contracts.

Because the contract to construct the building is linked to the contract to sell the land, the profit recognition on the sale of the land is in line with profit recognition on the development project.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

12. SHARE-BASED PAYMENT PLANS

The Group operates a number of share-based compensation plans as outlined below on terms approved by the stockholders. The requirements of IFRS 2 “Share-based payment” have been applied to all equity share based payments granted after November 7, 2002 that had not vested by January 1, 2005.

The share-based payment plans which AIB Group operates in respect of ordinary shares in Allied Irish Banks, p.l.c., are:

(i)	AIB Share Option Plans

(ii)	Employee Profit Sharing Plans

(iii)	AIB Save As You Earn (SAYE) Share Option Plan UK

(iv)	Long Term Incentive Plans

(v)	AIB Group Performance Share Plan 2005

BZWBK operates a Long Term Incentive plan with grants of shares in BZWBK and this plan is described under Long Term Incentive Plans below.

(i) AIB Share Option Plans

The “AIB Group Share Option Plan” (“the 2000 Plan”) was approved by stockholders at the 2000 AGM and replaced the Executive Share Option Plan (“the 1986 Plan”) introduced some years previously. The former plan has been replaced by the AIB Group Performance Share Plan 2005 (see below), to the extent that further grants of options over the Company’s shares will not be made, except in exceptional circumstances. Options are outstanding under both of the aforementioned option plans, which operated as follows: Options were granted at the market price, being the middle market quotation of the Company’s shares on the Irish Stock Exchange on the day preceding the date on which the option is granted. The exercise of options granted under the 1986 Plan is conditional on the achievement of earnings per share (“EPS”) growth of at least 2% per annum, compounded, above the increase in the Irish Consumer Price Index (“CPI”) over a period of not less than three and not more than five years from date of grant. The exercise of options granted under the 2000 plan is conditional on the achievement of EPS growth of at least 5% per annum, compounded, above the increase in the CPI over a period of not less than three and not more than five years from date of grant. Options may not be transferred or assigned and may be settled through the issue/re-issue of shares. Options granted under the 1986 Plan may be exercised only between the third and seventh anniversaries of their grant; options granted under the 2000 Plan may be exercised only between the third and tenth anniversaries of their grant.

The following table summarizes the share option plan activity over each of the three years ended December 31, 2006, 2005 and 2004.

	2006		2005		2004
	Number of options ‘000	Weighted average exercise price €	Number of options ‘000	Weighted average exercise price €	Number of options ‘000	Weighted average exercise price €
Outstanding at January 1,	18,627.8	12.47	21,025.2	11.90	28,553.1	12.34
Granted	—	—	1,459.0	16.21	3,223.5	12.60
Exercised	(4,346.1)	11.07	(3,487.9)	10.55	(4,338.4)	10.14
Forfeited	(239.2)	13.05	(368.5)	12.74	(111.5)	15.90
Expired	—	—	—	—	(6,301.5)	—

Outstanding at December 31	14,042.5	12.90	18,627.8	12.47	21,025.2	11.90
Exercizable at December 31	6,599.3	12.03	3,938.4	11.71	11,558.8	10.88

The following tables present the number of options outstanding at December 31, 2006 and December 31, 2005.

			December 31, 2006
	Weighted average remaining contractual life in years	Number of options outstanding ‘000	Weighted average exercise price €
Range of exercise price
€10.02- €11.98	2.92	4,168.3	11.29
€12.60- €13.90	6.41	8,464.2	13.14
€16.20- €18.63	8.34	1,410.0	16.21

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

			December 31, 2005
	Weighted average remaining contractual life in years	Number of options outstanding ‘000	Weighted average exercise price €
Range of exercise price
€10.02- €11.98	3.34	7,910.3	11.00
€12.60- €13.90	7.39	9,280.5	13.15
€16.20- €18.63	9.32	1,437.0	16.21

			December 31, 2004
	Weighted average remaining contractual life in years	Number of options outstanding ‘000	Weighted average exercise price €
Range of exercise price
€10.02- €11.98	4.90	14,634.8	11.24
€12.20- €13.90	7.90	6,390.4	13.41

The binomial option pricing model has been used in estimating the value of the options granted during 2005. The expected volatility is based on an analysis of historical volatility over the ten years prior to the grant of the awards. The following table details the assumptions used, and the resulting fair values provided by the option pricing model in respect of options being expensed in accordance with IFRS 2.

	2005	2004
Number of options granted in the year(‘000)	1,459.0	3,223.5
Exercise price	€16.21	€12.60
Vesting period (years)	3	3
Expected volatility	28.1%	30.5%
Options life (years)	10	10
Risk free rate	3.37%	4.25%
Expected dividends expressed as a dividend yield	3.8%	3.8%
Fair value per option	€4.19	€3.24

Employee profit sharing plans

The Company operates the “AIB Approved Employees Profit Sharing Plan 1998” (“the Plan”) on terms approved by the stockholders at the 1998 Annual general Meeting. All employees, including executive directors of the Company and certain subsidiaries are eligible to participate, subject to minimum service periods (i.e., a continuous employment for at least one year prior to the last day of the relevant accounting period). The Directors at their discretion may set aside each year, for distribution under the Plan a sum not exceeding 5% of eligible profits of participating companies.

Eligible employees in the Republic of Ireland may elect to receive their profit sharing allocations either in shares or in cash. Such shares are held by Trustees for a minimum period of two years and are required to be held for a total period of three years for the employees to obtain the maximum tax benefit. Such employees may elect to forego an amount of salary, subject to certain limitations, towards the acquisition of additional shares. The maximum market value of shares that may be appropriated to any employee in a year may not exceed €12,700. During 2006, 1,024,309 ordinary shares, with a value of €20.1 million were distributed to employees participating in the Profit Sharing Plan in the Republic of Ireland. In addition 674,966 ordinary shares, with a value of €13.2 million, were purchased by employees through the salary foregone facility.

In December 2002 a Share Ownership Plan (“the Plan”) was launched in the UK to replace the profit sharing plan that previously operated for UK-based employees. The Plan, which was approved by stockholders at the 2002 Annual General Meeting, provides for the acquisition by eligible employees of shares in a number of categories: Partnership Shares, in which each eligible employee may invest up to Stg £1,500 per annum from salary; Free Shares, involving the award by the Company of shares up to the value of Stg £3,000 per annum per employee, and Dividend Shares, which may be acquired by each eligible employee, by re-investing dividends of up to Stg £1,500 per annum.

To participate in the plan eligible employees must have been in the continuous employment of the Group from July 1, prior to the grant date. During 2006, a total of 292,123 shares with a value of €5.7 million (2005: 274,251 shares with a value of €4.3 million; 2004: 342,674 shares with a value of €3.6 million) were awarded under the Free Share plan. Free Shares are forfeited on a sliding scale should the employee leave the service of the Group within three years of grant date. The market value was determined as the mid market price of the Company’s shares on the Irish Stock Exchange daily official list on the relevant date.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

The following table summarizes activity in the Free Share category during 2006, 2005 and 2004.

	2006	2005	2004
	Number of options ‘000	Number of options ‘000	Number of options ‘000
Outstanding at January 1	916.6	661.5	321.0
Granted	292.1	274.2	342.7
Forfeited	(17.7)	(19.1)	(2.2)

Outstanding at December 31	1,191.0	916.6	661.5

AIB Save As You Earn (SAYE) Share Option Plan UK

The company operates a Save As You Earn Share Option Plan (“the Plan ”) in the UK. The plan is open to all employees of AIB Group in the UK who have completed six months continuous service at the date of grant. Under the Plan employees may opt to save fixed amounts on a regular basis, over a three-year period, subject to a maximum monthly saving of Stg £250 per employee. At the end of the three-year period, (a) a tax-free bonus equal to a multiple of the participants monthly contribution is added in line with rates approved by the Inland Revenue (1.9 times and 1.4 times) for contracts entered into in 2005 and 2006 respectively; and (b) the participant has 6 months in which to exercise the option and purchase ordinary shares at the option price (fixed price being the average price per AIB ordinary share, on the London Stock Exchange on the day prior to grant date, less 20% discount); or the participant may withdraw the savings and bonus amount.

The following table summarizes option activity during 2006, 2005 and 2004.

	2006		2005		2004
	Number of options ‘000	Weighted average exercise price €	Number of options ‘000	Weighted average exercise price €	Number of options ‘000	Weighted average exercise price €
Outstanding at January 1	1,434.7	10.17	1,186.5	9.57	—	—
Granted	189.1	15.99	299.2	13.02	1,221.0	9.57
Forfeited	(72.9)	10.60	(51.0)	13.02	(34.5)	9.57
Exercised	(1.5)	10.79	—	—	—	—

Outstanding at December 31	1,549.4	10.60	1,434.7	10.17	1,186.5	9.57
Exercisable at December 31	—	—	—	—	—	—

The binominal option pricing model has been used in estimating the value of the options granted. The expected volatility is based on historical volatility over the three and a half years prior to the grant of the SAYE options.

The following table details the assumptions used, and the resulting fair values provided by the option pricing model in respect of options being expensed in accordance with IFRS 2.

	2006	2005	2004
Share price at grant date	€19.99	€16.28	€11.96
Exercise price	€15.99	€13.02	€9.57
Vesting period (years)	3	3	3
Expected volatility	20.0%	27.3%	30.5%
Options life (years)	3.5	3.5	3.5
Expected life (years)	3	3	3
Risk-free rate	3.38%	2.48%	3.40%
Expected dividends expressed as a dividend yield	3.8%	3.8%	3.8%
Fair value per option	€4.06	€3.99	€3.26

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

Long Term Incentive Plans

Under the terms of the ‘AIB Group Long Term Incentive Plan’ (“LTIP”), approved by stockholders at the 2000 Annual General Meeting, conditional grants of awards of 465,300 ordinary shares in aggregate were outstanding to 101 employees at December 31, 2006. These awards will vest in full in the award-holders only if (a) the growth in the Company’s EPS, as defined in the Rules of the Plan, in any three consecutive years within the five years following the grant is not less than the growth in the Irish CPI plus 5% per annum, compounded, over the same three year period; and (b) the growth in the Company’s core EPS, as defined in the Rules of the Plan, over the three year period during which the criterion at (a) is satisfied, is such as to position the Company in the top 20% of the FTSE Eurofirst 300 Banks Index. Partial vesting, on a reducing scale, will occur if the growth in the Company’s core EPS positions the Company outside the top 20% of that Index but still within the top 45%, subject to the criterion at (a) being satisfied. Vested shares must be held until normal retirement date, except that award-holders may dispose of shares sufficient to meet the income tax liability arising on vesting. The conditional grants of awards under the LTIP have not vested. The conditional grants of awards made in 2001 lapsed during 2006 having failed to meet the EPS performance conditions. The LTIP was replaced by the AIB Group Performance Share Plan 2005.

BZWBK Long Term Incentive Plan

During 2006, BZWBK introduced a “Long Term Incentive Plan” (“the plan”) on terms approved by its stockholders. The plan is designed to provide market-competitive incentives for senior executives, in the context of BZWBK’s long-term performance against stretching growth targets over the three financial years 2006—2008. Conditional awards of shares were made to employees with vesting to take place on the date of the AGM approving financial statements for the last year of the plan.

25% of shares will vest if EPS performance over the three year period exceeds the growth in the Polish Consumer Price Index (CPI) plus 5% per annum with up to 100% vesting on a straight-line basis if compounded EPS performance over the three year period exceeds CPI plus 12% p.a. There is no re-test and the grant will expire after 3 years.

During 2006, conditional awards of 132,476 ordinary shares of BZWBK were granted to no more than 100 individuals.

The following table summarises option activity during 2006:

		2006
	Number of shares	Weighted average exercise price €
Outstanding at January 1	—	—
Granted	132,476	2.57
Forfeited	(4,253)	2.57

Outstanding at December 31	128,223	2.57

The Black Scholes model has been used in estimating the value of the grant. The expected volatility is based on an analysis of historical volatility based on approximately 7 months preceding the grant date.

The following table details the assumptions used and the resulting fair values provided by the option pricing model.

2006
Number of BZWBK shares granted in the year	132,476
Exercise price	€2.57
Vesting period (years)	3
Expected volatility	37.38%
Risk-free rate	4.6%
Expected dividends expressed as a dividend yield	2.25%
Fair value per option	€38.65

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

AIB Group Performance Share Plan 2005

The “AIB Group Performance Share Plan 2005” was approved by the stockholders at the 2005 AGM.This Plan is designed to provide market-competitive incentives for senior executives, in the context of the Company’s long-term performance against stretching growth targets and the overall return to stockholders. Conditional grants of awards of ordinary shares are made to employees. These awards vest in full on the third anniversary of the grant if the performance conditions at (a) and (b) below are met: (a) 50% of awards will vest if the growth in the Company’s EPS over the three-year period beginning with the year of grant is not less than the increase in the Irish Consumer Price Index (“CPI”) plus 10% per annum, compounded over that period; and (b) 50% of awards will vest if:

(1) in respect of awards granted in 2005, the Company’s Total Stockholder Return (“TSR”) (the calculation of which is set out in the Rules of the Plan) over the period referred to at (a) above relative to a peer group of at least 15 banks (listed in the Rules of the Plan) is such as to position AIB not below the 80th percentile;

(2) in respect of awards granted in 2006 and subsequent years, the Company’s TSR over the period referred to at (a) above relative to the banks in the FTSE Eurofirst 300 Banks Index (listed in the Rules of the Plan) is such as to position AIB not below the 80th percentile.

For performance below these levels, the following vesting will apply:

- 10% of awards will vest if the growth in the Company’s EPS over the three-year period beginning with the year of grant is not less than the increase in the CPI plus 5% per annum, compounded over that period;

- 10% of awards will also vest if the Company’s TSR over the period relative to the peer group (at (b)(1) in respect of awards granted in 2005, and at (b)(2) in respect of awards granted in 2006 or subsequently) is not less than the median TSR of that peer group;

- Between these levels of performance (i.e., EPS growth over the period of CPI plus more than 5% and up to 10% p.a., compounded, and TSR between the median and the 80th percentile) awards will vest on a graduated scale;

- No awards will vest if performance is below the minimum levels stated above.

At 31 December 2006, conditional grants of awards of 1,597,781 ordinary shares in aggregate were outstanding to 150 employees. The expense arising from the conditional grants of awards is determined as follows:

- the market value of the shares at the date of grant, adjusted to take into account the expected vesting, is used to determine the value of the award subject to the EPS vesting criteria; and

- the expected vesting of the shares is used to determine the value of the award subject to the Total Stockholder Return vesting criteria.

The following table summarises share activity during 2006 and 2005.

	2006	2005
	Number of shares ‘000	Number of shares ‘000
Outstanding at 1 January	290.9	—
Granted	1,315.7	290.9
Forfeited	(8.8)	—

Outstanding at 31 December	1,597.8	290.9

The fair value of the shares are €19.11 and €17.65 for 2006 and 2005 respectively.

Income statement expense

The total expense arising from share based payment transactions amounted to €57 million in the year ended December 31, 2006 (2005: €34 million; 2004: €25 million).

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

3. RETIREMENT BENEFITS

The Group operates a number of pension and retirement benefits plans for employees, the majority of which are funded. These include defined benefit and defined contribution plans.

Defined benefit plans

The Group operates a number of defined benefit plans, the most significant being the AIB Group Irish Pension Plan (“the Irish plan”) and the AIB Group UK Pension Plan (“the UK plan”). Approximately 35 per cent of staff in the Republic of Ireland are members of the Irish plan while 46 per cent of staff in the UK are members of the UK plan. The defined benefit plans in Ireland and the UK were closed to new members from December 1997. Retirement benefits for the defined benefit plans are calculated by reference to service and pensionable salary at normal retirement date. Independent actuarial valuations for the main Irish and UK plans are carried out on a triennial basis. The last such valuations were carried out on June 30, 2006 using the Attained Age Method. The plans, are funded and a contribution rate of 28.6% (previously 26%) has been set for the Irish Plan with effect from January 1, 2007. A contribution rate of 30.8% of salaries together with annual payments of £17 million from January 1, 2007 to December 31, 2011 increasing to £29 million per annum for five years thereafter (previously 44.6%) have been set for the UK plan. During 2006, the Group contributed a further £52 million to the UK plan in addition to the agreed contribution rate, towards the current deficit. The Group has agreed with the Trustees of the Irish plan that it will aim to reduce the deficit over 17 years (UK plan: 10 years). The total contribution to the defined benefit pension plan in 2007 is estimated to be €139 million approximately. The actuarial valuations are available for inspection to the members of the plans.

The following table summarizes the financial assumptions adopted in the preparation of these accounts in respect of the main plans. The assumptions, including the expected long-term rate of return on assets, have been set upon advice of the Group’s actuary.

	December 31,
	2006		2005
Financial assumptions	%		%

Irish plan
Rate of increase in salaries	4.75		4.0	*
Rate of increase of pensions in payment	2.25		2.25
Expected return on plan assets	6.35		6.46
Discount rate	4.7		4.3
Inflation assumptions	2.25		2.25

UK plan
Rate of increase in salaries	4.0	*	4.0	*
Rate of increase of pensions in payment	2.75		2.75
Expected return on plan assets	6.34		6.57
Discount rate	5.0		4.75
Inflation assumptions	2.5		2.5

Other plans
Rate of increase in salaries	3.0-4.75		4.0-4.0
Rate of increase of pensions in payment	0.0-3.00		0.0-2.75
Expected return on plan assets	5.9-6.7		6.2-6.9
Discount rate	4.5-5.5		4.3-5.75
Inflation assumptions	2.25-2.75		2.25-2.75

*	4.75% including salary scale improvements.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

Mortality assumptions

An actuarial review was carried out at June 2006 into the mortality experience of the Group’s Irish and UK schemes. This review concluded that the mortality assumptions set out below include sufficient allowance for future improvements in mortality rates. The current life expectancies underlying the value of the plan liabilities for the Irish and UK plans are the following:

		as at December 31, 2006
		Irish plan Years	UK plan Years
Retiring today age 63
	Males	21.7	23.1
	Females	24.6	26.0
Retiring in 10 years at age 63
	Males	23.9	25.0
	Females	26.9	27.8

Sensitivity analysis for principal assumptions used to measure plan liabilities

There are inherent uncertainties surrounding the financial assumptions adopted in calculating the actuarial valuation of the AIB Group Pension Schemes. Set out in the table below is a sensitivity analysis for the key assumptions for the AIB Group Irish and UK pension schemes. Note that the change in assumptions are independent of each other i.e. the effect of the reflected change in the discount rate assumes that there has been no change in the rate of mortality assumption and vice versa.

Assumption	Change in assumption	Impact on plan liabilities
		Irish plan	UK plan
Inflation	Increase by 0.25%	Increase by 3.2%	Increase by 3.8%
Salary growth	Increase by 0.25%	Increase by 2.1%	Increase by 2.0%
Discount rate	Increase by 0.25%	Decrease by 5.7%	Decrease by 5.9%
Rate of mortality	Increase life expectancy by 1 year	Increase by 2.6%	Increase by 2.5%

With respect to the selection of discount rate, the relevant iBoxx index of euro and sterling denominated AA-rated corporate bonds is used with reference to the average duration of the pension liabilities.

The following table sets out on a combined basis for all plans, the fair value of the assets held by the plans together with the long term rate of return expected for each class of assets.

	December 31, 2006		December 31, 2005
	Long term rate of return expected	Value	Long term rate of return expected	Value
	%	€ m	%	€ m
Equities	7.1	2,602	7.3	2,267
Bonds	4.1	478	3.6	463
Property	6.0	348	6.3	287
Cash	4.0	269	2.6	118

Total market value of assets	6.4	3,697	6.5	3,135
Actuarial value of liabilities of funded plans		(4,551)		(4,272)

Deficit in funded plans		(854)		(1,137)
Unfunded plans		(83)		(90)

Net pension deficit		(937)		(1,227)

At December 31, 2006, the pension plan assets within equities included AIB shares amounting to €76 million (December 31, 2005: €64 million).

Included in the actuarial value of the liabilities is an amount in respect of commitments to pay annual pensions amounting to €111,647 in aggregate to a number of former directors.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

The following table sets out the components of the defined benefit cost for each of the years ended December 31, 2006, 2005 and 2004.

	Years ended December 31,
	2006	2005	2004
	(Euro in millions)
Included in administrative expenses:
Current service cost	132	103	91
Past service cost	7	14	3
Settlements and curtailments	—	(1)	—
Expected return on pension plan assets	(205)	(179)	(171)
Interest on pension plan liabilities	191	171	153

Cost of providing defined retirement benefits	125	108	76

The actual return on plan assets during the year ended December 31, 2006 was €439 million (2005: €553 million).

	Years ended December 31,
	2006	2005	2004
	(Euro in millions)
Movement in defined benefit obligation during the year
Defined benefit obligation at beginning of year	4,362	3,414	2,932
Current service cost	132	103	91
Past service cost	7	14	3
Interest cost	191	171	153
Actuarial gains and losses	7	718	329
Benefits paid	(89)	(84)	(79)
Curtailments and settlements	—	(1)	—
Translation adjustment on non-euro plans	24	27	(15)

Defined benefit obligation at end of year	4,634	4,362	3,414

	Years ended December 31,
	2006	2005	2004
	(Euro in millions)
Movement in the fair value of plan assets during the year
Fair value of plan assets at beginning of year	3,135	2,528	2,249
Expected return	205	179	171
Actuarial gains and losses	234	374	99
Contributions by employer	193	121	102
Benefits paid	(89)	(84)	(79)
Translation adjustment on non-euro plans	19	17	(14)

Fair value of plan assets at end of year	3,697	3,135	2,528

	Years ended December 31,
	2006	2005	2004
	(Euro in millions)
Analysis of the amount recognized in the statement of recognized income and expense (“SORIE”)
Actual return less expected return on pension plan assets	234	374	99
Experience gains and losses on plan liabilities	(121)	(62)	(150)
Changes in demographic and financial assumptions	114	(656)	(179)

Actuarial loss recognized under IAS 19	227	(344)	(230)
Deferred tax	(35)	59	33

Recognized in the statement of recognized income and expense (1)(2)	192	(285)	(197)

(1)	Of which €150 million (2005: €216 million) was recognized in the parent company.
(2)	SORIE total includes €8 million (2005: € Nil) in respect of associated undertakings.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	Years ended December 31,
	2006	2005	2004	2003	2002
	(Euro in millions)
History of experience gains and losses
Difference between expected and actual return on plan assets:
Amount	234	374	99	93	(862)
Percentage of plan assets	6%	12%	4%	4%	40%
Experience gains and losses on plan liabilities:
Amount	(121)	(62)	(150)	97	(18)
Percentage of plan liabilities	2%	1%	4%	3%	1%
Total amount recognized in SORIE:
Amount	227	(344)	(230)	(67)	(1,003)
Percentage of plan liabilities	5%	8%	7%	2%	35%

	2006	2005	2004	2003	2002
	(Euro in millions)
Defined benefit pension plans
Funded defined benefit obligation	4,551	4,272	3,356	2,855	2,879
Plan assets	3,697	3,135	2,528	2,225	2,169

Deficit within funded plans	854	1,137	828	630	710

Defined contribution plans

The Group operates a number of defined contribution plans. The defined benefit plans in Ireland and the UK were closed to new members from December 1997. Employees joining after December 1997 join on a defined contribution basis. The standard contribution rate in Ireland is 8%. The standard contribution rate in the UK is 5% and these members are also accruing benefits under SERPS (the State Earnings Related Pension Plan). The total cost in respect of defined contribution plans for 2006 was €19 million (2005: €25 million).

14. GAIN ON DISPOSAL OF BUSINESSES

2006

The gain on disposal of businesses in 2006 of €79 million includes profit relating to the transfer by Ark Life of investment management contracts in conjunction with the sale of Ark Life of €26 million (tax charge €Nil) (note 1); AIB’s 50% stake in AIB/BNY Securities Services (Ireland) Ltd. of €51 million (tax charge €Nil); and Ketchum Canada inc. of €1 million (tax charge €Nil), and the accrual of €1 million (tax charge €0.3 million), arising from the sale of the Govett business in 2003.

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

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

15. APPLICABLE TAXES

	Years ended December 31,
	2006	2005	2004
	(Euro in millions)
Allied Irish Banks, p.l.c. and subsidiaries:
Corporation tax in Republic of Ireland
Current tax on income for the period(1)	252	160	136
Adjustments in respect of prior periods	3	1	(5)
	255	161	131
Double taxation relief	(23)	(10)	(13)

	232	151	118
Foreign tax
Current tax on income for the period	220	163	181
Adjustments in respect of prior periods	(14)	(11)	(11)
	206	152	170

Total current tax	438	303	288

Deferred taxation
Origination and reversal of timing differences	(5)	16	(10)
Other	—	—	(8)

Total deferred taxation	(5)	16	(18)

Taxation expense - continuing operations	433	319	270

Effective income tax rate - continuing operations	16.6%	18.7%	19.4%

(1)	Includes a charge of €29.5 million in the years ended December 31, 2005 and December 31, 2004 in relation to the Irish Government bank levy.

Income before taxes - continuing operations in the Republic of Ireland amounted to €1,577 million (2005: €850 million; 2004: €726 million) and in all other jurisdictions amounted to €1,038 million (2005: €856 million; 2004: €670 million).

Total deferred taxation was €3 million (2005: €(3) million; 2004: €(2) million) in the Republic of Ireland and €(8) million (2005: €19 million; 2004: €(16) million) in foreign jurisdictions.

Factors affecting the effective income tax rate

The effective income tax rate for 2006, 2005 and 2004 is lower than the weighted average of the Group’s statutory corporation tax rates across its geographic locations. The differences are explained below.

	2006	2005	2004
	%	%	%
Weighted average corporation tax rate(2)	18.2	20.7	20.5
Effects of:
Expenses not deductible for tax purposes	0.6	0.4	3.2
Exempted income, income at reduced rates and tax credits	(1.0)	(1.2)	(1.8)
Income taxed at higher rates	0.8	—	—
Net effect of differing tax rates overseas	0.2	0.3	0.3
Capital allowances in excess of depreciation	—	0.2	0.2
Other differences	0.2	(0.1)	0.3
Tax on associated undertakings	(1.9)	(3.0)	(4.5)
Bank levy in Republic of Ireland	—	1.7	2.1
Adjustments to tax charge in respect of previous periods	(0.5)	(0.3)	(0.9)

Effective income tax rate - continuing operations	16.6	18.7	19.4

(2)	The weighted average corporation tax rate is derived from the standard tax rate in each jurisdiction multiplied by the net income generated in that jurisdiction.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

16. MINORITY INTERESTS IN SUBSIDIARIES

	Years ended December 31,
	2006	2005	2004
	(Euro in millions)
The profit attributable to minority interests is analyzed as follows:
Equity interest in subsidiaries	65	42	27
Other equity interest in subsidiaries (note 41)	48	48	2

	113	90	29

17. DISTRIBUTIONS TO OTHER EQUITY HOLDERS

Distributions to other equity holders are recognized in equity when declared by the Board of Directors. In 2006, the distributions on the €500 million Reserve Capital Instruments (RCIs) amounted to €38 million.

18. DISTRIBUTIONS ON EQUITY SHARES

Final dividends on ordinary shares are recognized in equity in the period in which they are approved by the Company’s stockholders, or in the case of the interim dividend, when it has been declared by the Board of Directors and paid in the period. Dividends declared after the balance sheet date are disclosed in note 56.

	Years ended December 31,			Years ended December 31,
	2006	2005	2004	2006	2005	2004
	(cent per €0.32 share)			(Euro in millions)
Ordinary Shares of €0.32 each
Interim dividend 2006 (2005)	25.3	23.0	20.9	221	200	179
Final dividend 2005 (2004)	42.3	38.5	35.0	367	332	296

	67.6	61.5	55.9	588	532	475

19. EARNINGS PER SHARE

	Years ended December 31,
	2006	2005	2004
	(Euro in millions)
(a) Basic
Net income attributable to equity holders of the parent	2,185	1,343	1,150
Distributions to other equity holders (note 17)	(38)	(38)	(4)

Net income attributable to ordinary stockholders	2,147	1,305	1,146

Weighted average number of shares in issue during the period	870.1m	864.5m	852.0m
Earnings per share - basic	Eur 246.8c	Eur 151.0c	Eur 134.5c

	Years ended December 31,
	2006	2005	2004
	(Euro in millions)
(b) Diluted(1)
Net income attributable to ordinary stockholders	2,147	1,305	1,146
Dilutive impact of potential ordinary shares in associated company	(2)	(1)	—

Adjusted net income attributable to ordinary stockholders	2,145	1,304	1,146

	(Number of shares in millions)
Weighted average number of shares in issue during the period	870.1	864.5	852.0
Dilutive effect of options outstanding	7.0	5.7	3.1

Potential weighted average number of shares	877.1	870.2	855.1
Earnings per share - diluted	Eur 244.6c	Eur 149.8c	Eur 134.0c

(1)

Securities that could potentially dilute Basic EPS in the future that were not included in Diluted EPS because their effect on the period presented was antidilutive amount to 5,000 securities at December 31, 2006 (2005: 1,731,436; 2004: 12,640,450).

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	Years ended December 31,
	2006	2005	2004
	(Euro in millions)
(c) Continuing operations
Net income attributable to ordinary stockholders	2,147	1,305	1,146
Discontinued operations	116	46	53

Net income attributable to ordinary stockholders - continuing operations	2,031	1,259	1,093

Weighted average number of shares in issue during the period	870.1m	864.5m	852.0m
Earnings per share continuing operations	Eur 233.5c	Eur 145.7c	Eur 128.3c

	2006	2005	2004
	(Euro in millions)
(d) Continuing operations - diluted
Net income attributable to ordinary stockholders - continuing operations	2,031	1,259	1,093
Dilutive impact of potential ordinary shares in subsidiary and associated companies	(2)	(1)	—

Adjusted net income attributable to ordinary stockholders - continuing operations	2,029	1,258	1,093

	(Number of shares in millions)
Weighted average number of shares in issue during the period	870.1	864.5	852.0
Dilutive effect of options outstanding	7.0	5.7	3.1

Potential weighted average number of shares	877.1	870.2	855.1
Earnings per share continuing operations - diluted	Eur 231.4c	Eur 144.6c	Eur 127.8c

20. ADJUSTED EARNINGS PER SHARE

	Profit attributable		Earnings per share
	2006	2005	2006	2005
	(Euro in millions)		(Cent per €0.32 share)
(a) Basic Earnings per share
As reported (note 19)	2,147	1,305	246.8	151.0
Adjustments(2):
Construction contract income	(82)	(38)	(9.4)	(4.4)
Hedge volatility(1)	4	(6)	0.5	(0.7)
Gain on disposal of property	(290)	—	(33.4)	—
Gain on disposal of businesses*	(189)	—	(21.7)	—

	1,590	1,261	182.8	145.9

	Profit attributable		Earnings per share
	2006	2005	2006	2005
	(Euro in millions)		(Cent per €0.32 share)
Diluted Earnings per share
As reported	2,145	1,304	244.6	149.8
Adjustments(2):
Construction contract income	(82)	(38)	(9.3)	(4.4)
Hedge volatility(1)	4	(6)	0.5	(0.7)
Gain on disposal of property	(290)	—	(33.2)	—
Gain on disposal of businesses*	(189)	—	(21.5)	—

	1,588	1,260	181.1	144.7

*	of which Ark Life amounts to €112 million which is included within discontinued activities

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	Profit attributable		Earnings per share
	2006	2005	2006	2005
	(Euro in millions)		(Cent per €0.32)
(b) Basic Earnings per share - continuing operations
As reported	2,031	1,259	233.5	145.7
Adjustments(2):
Construction contract income	(82)	(38)	(9.4)	(4.4)
Hedge volatility(1)	4	(6)	0.5	(0.7)
Gain on disposal of property	(290)	—	(33.4)	—
Gain on disposal of businesses	(77)	—	(8.8)	—

	1,586	1,215	182.4	140.6

	Profit attributable		Earnings per share
	2006	2005	2006	2005
	(Euro in millions)		(Cent per €0.32)
Diluted Earnings per share
As reported	2,029	1,258	231.4	144.6
Adjustments(2):
Construction contract income	(82)	(38)	(9.3)	(4.4)
Hedge volatility(1)	4	(6)	0.5	(0.7)
Gain on disposal of property	(290)	—	(33.2)	—
Gain on disposal of businesses	(77)	—	(8.7)	—

	1,584	1,214	180.7	139.5

Although not required under IFRS, adjusted earnings per share is presented to help understand the underlying performance of the Group. The adjustments in 2006 and 2005 are items that management believe do not reflect the underlying business performance. The adjustment in respect of gain on sale of property relates only to the gain on sale of properties that are subject to sale and leaseback arrangements, (note 10). The adjustments listed above are shown net of taxation.

(1)	Included in trading income.
(2)	Amounts in adjustments are net of taxation.

21. TREASURY BILLS AND OTHER ELIGIBLE BILLS

Treasury bills amounting to €196 million (2005; €201 million) were held as available for sale. Their maturity profile is set out in note 56. At December 31, 2006 there was a fair value loss of €2 million recognized in equity (2005: €Nil).

22 . TRADING PORTFOLIO FINANCIAL ASSETS

	Years ended December 31,
	2006	2005
	(Euro in millions)
Loans and receivables to banks	3	3
Loans and receivables to customers	25	72
Debt securities:
Government securities	274	922
Other public sector securities	—	19
Other debt securities(1)	8,527	9,008
	8,801	9,949
Equity shares	124	89

	8,953	10,113

(1)	Other debt securities include €4,832 million (2005: €5,770 million) of bank eurobonds and €3,039 million (2005: €2,646 million) of corporate collateralized mortgage obligations.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	Years ended December 31,
	2006	2005
	(Euro in millions)
Of which listed:
Debt securities	8,801	9,949
Equity instruments	109	79
Of which unlisted:
Loans and receivables to banks	3	3
Loans and receivables to customers	25	72
Equity shares	15	10

	8,953	10,113

	2006
	Within one year	Between one and five years	Five years and over	Total
	(Euro in millions)
Analyzed by residual maturity as follows:
Loans and receivables to banks	3	—	—	3
Loans and receivables to customers	—	15	10	25
Debt securities	1,066	3,722	4,013	8,801

	1,069	3,737	4,023	8,829

	2005
	Within one year	Between one and five years	Five years and over	Total
	(Euro in millions)
Analyzed by residual maturity as follows:
Loans and receivables to banks	3	—	—	3
Loans and receivables to customers	40	18	14	72
Debt securities	1,884	4,652	3,413	9,949

	1,927	4,670	3,427	10,024

23. LOANS AND RECEIVABLES TO BANKS

	December 31,
	2006	2005
	(Euro in millions)
Analyzed by remaining maturity:
Repayable on demand	886	316
Other loans and advances by remaining maturity:
Over 5 years	128	146
5 years or less but over 1 year	—	11
1 year or less but over 3 months	420	376
3 months or less but not repayable on demand	11,468	6,282

	12,902	7,131
Allowance for loan losses (note 24)	(2)	(2)

	12,900	7,129

Amounts include:
Reverse repurchase agreements	5,138	2,259
Due from associated undertakings	—	—

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	December 31,
	2006	2005
	(Euro in millions)
Loans and receivables to banks by geographical area(1)
Republic of Ireland	9,967	4,260
United States of America	861	1,366
United Kingdom	1,334	677
Poland	736	824
Rest of the world	2	2

	12,900	7,129

Under reverse repurchase agreements, the Group has accepted collateral that it is permitted to sell or repledge in the absence of default by the owner of the collateral. The fair value of collateral received amounted to €5,138 million (2005: €2,259 million). The collateral received consisted of government securities of €4,671 million (2005: €2,171 million) and other securities of €467 million (2005: €88 million). The fair value of collateral sold or repledged amounted to €1,896 million (2005: € Nil). The collateral sold or repledged consisted of government securities of €1,432 million (2005: €Nil) and other securities of €464 million (2005: €Nil).

(1)	The classification of loans and receivables to banks by geographical area is based primarily on the location of the office recording the transaction.

24. LOANS AND RECEIVABLES TO CUSTOMERS LESS ALLOWANCE FOR LOAN LOSSES

	December 31,
	2006	2005
	(Euro in millions)
Loans and receivables to customers	103,979	82,126
Amounts receivable under finance lease and hire purchase contracts (note 25)	3,003	2,774
Unquoted securities	1,166	1,287

	108,148	86,187
Allowance for loan losses	(705)	(674)
Unearned interest	(328)	(281)

	107,115	85,232

Analyzed by remaining maturity:
Over 5 years	39,769	32,583
5 years or less but over 1 year	30,538	22,110
1 year or less but over 3 months	18,357	15,192
3 months or less	19,156	16,021

	107,820	85,906
Allowance for loan losses	(705)	(674)

	107,115	85,232

Of which repayable on demand or at short notice	28,418	21,245

Amounts include:
Due from associated undertakings	18	—

Amounts include reverse repurchase agreements of €4 million (2005: €4 million). The unwind of the impairment provision discount amounting to €25 million (2005: €19 million) is included in the carrying value of loans and receivables to customers. This has been credited to interest income.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	December 31, 2006
	Specific	IBNR	Total
	(Euro in millions)
Allowance for loan losses
Allowance at beginning of year	514	162	676
Currency translation adjustments	(2)	1	(1)
Charge against income	—	118	118
Transfer to specific	92	(92)	—
Amounts charged off	(96)	—	(96)
Recoveries of amounts previously charged off	10	—	10

Allowance at end of year	518	189	707

Analyzed as to:
Loans and receivables to banks (note 23)	2	—	2
Loans and receivables to customers	516	189	705

	518	189	707

	December 31, 2005
	Specific	IBNR	Total
	(Euro in millions)
Allowance at beginning of year	478	282	760
IFRS transition adjustment at January 1, 2005	(3)	(143)	(146)
Currency translation adjustments	13	3	16
Charge against income	—	115	115
Transfer to specific	95	(95)	—
Amounts charged off	(72)	—	(72)
Recoveries of amounts previously charged off	3	—	3

Allowance at end of year	514	162	676

Analyzed as to:
Loans and receivables to banks (note 23)	2	—	2
Loans and receivables to customers	512	162	674

	514	162	676

	December 31,
	2006	2005
	(Euro in millions)
Loans and receivables to customers by geographical area
Republic of Ireland	70,886	54,571
United States of America	2,454	2,497
United Kingdom	28,546	24,210
Poland	4,579	3,663
Rest of the world	650	291

	107,115	85,232

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

25. AMOUNTS RECEIVABLE UNDER FINANCE LEASES AND HIRE PURCHASE CONTRACTS

	December 31,
	2006	2005
	(Euro in millions)
Gross receivables
Not later than 1 year	944	1,004
Later than one year and not later than 5 years	2,178	1,871
Later than 5 years	181	146

Total	3,303	3,021
Unearned future finance income	(309)	(254)
Deferred costs incurred on origination	9	7

Total	3,003	2,774

Present value of minimum payments analyzed by residual maturity
Not later than 1 year	871	916
Later than one year and not later than 5 years	1,974	1,725
Later than 5 years	158	133

Present value of minimum payments	3,003	2,774

Provision for uncollectable minimum payments receivable amounted to:(1)	24	16
Unguaranteed residual values accruing to the benefit of the Group	12	12

(1)	Included in the allowance for loan losses within loans and receivables to customers (note 24).

26. FINANCIAL INVESTMENTS AVAILABLE FOR SALE

The following tables give the carrying value (fair value) of available for sale securities by major classifications together with the gross unrealized gains and losses at December 31, 2006 and 2005.

	December 31, 2006
	Fair Value	Unrealized Gross Gains	Unrealized Gross Losses	Net Unrealized Gains/(Losses)	Tax effect	Net after tax
	(Euro in millions)
Debt securities
Irish government securities	477	11	(2)	9	(1)	8
Euro government securities	3,236	16	(29)	(13)	—	(13)
Non Euro government securities	2,453	27	(9)	18	(3)	15
Non European government securities	1,358	1	(34)	(33)	4	(29)
U.S. Treasury & U.S. government agencies	116	1	(1)	—	—	—
Collateralized mortgage obligations	2,260	3	(1)	2	—	2
Other asset backed securities	417	—	—	—	—	—
Euro bank securities	3,508	5	(38)	(33)	4	(29)
Non Euro bank securities	3,501	4	(17)	(13)	1	(12)
Certificates of deposit	1,591	1	(1)	—	—	—
Other investments	455	10	—	10	(1)	9

Total debt securities	19,372	79	(132)	(53)	4	(49)
Equity shares	293	203	—	203	(31)	172

Total	19,665	282	(132)	150	(27)	123

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	December 31, 2005
	Fair Value	Unrealized Gross Gains	Unrealized Gross (Losses)	Net unrealized Gains/(Losses)	Tax effect	Net after tax
	(Euro in millions)
Debt securities
Irish government securities	492	31	—	31	(4)	27
Euro government securities	3,943	45	(11)	34	(6)	28
Non Euro government securities	2,877	45	(1)	44	(8)	36
Non European government securities	1,035	18	(2)	16	(2)	14
U.S. Treasury & U.S. government agencies	516	3	(1)	2	—	2
Collateralized mortgage obligations	638	1	(1)	—	—	—
Other asset backed securities	534	2	—	2	—	2
Euro bank securities	3,457	41	(12)	29	(4)	25
Non Euro bank securities	2,149	7	(3)	4	—	4
Certificates of deposit	731	—	—	—	—	—
Other investments	321	11	(1)	10	(2)	8

Total debt securities	16,693	204	(32)	172	(26)	146
Equity shares	171	64	(3)	61	(8)	53

Total	16,864	268	(35)	233	(34)	199

The amount removed from equity and recognized in the income statement in respect of financial assets available for sale amounted to €77 million during the period (2005: €91 million).

	Debt securities	Equity shares	Total
	(Euro in millions)
Analysis of movements in financial investments available for sale
At January 1, 2006	16,693	171	16,864
Currency translation adjustments	(203)	2	(201)
Purchases	24,616	19	24,635
Sales	(12,283)	(40)	(12,323)
Maturities	(9,159)	—	(9,159)
Provisions for impairment	—	(1)	(1)
Amortization of (premiums) net of discounts	(64)	—	(64)
Movement in unrealized (losses)/gains	(228)	142	(86)

At 31 December 2006	19,372	293	19,665

	Debt securities	Equity shares	Total
	(Euro in millions)
Analysis of movements in financial investments available for sale
At January 1, 2005	15,546	174	15,720
Currency translation adjustments	650	6	656
Purchases	9,782	15	9,797
Sales	(5,068)	(18)	(5,086)
Maturities	(4,122)	—	(4,122)
Provisions for impairment	(1)	(7)	(8)
Amortization of (premiums) net of discounts	(64)	—	(64)
Movement in unrealized (losses)/gains	(30)	1	(29)

At December 31, 2005	16,693	171	16,864

	Years ended December 31,
	2006	2005
	(Euro in millions)
Debt securities analyzed by remaining maturity
Due within one year	4,206	4,825
After one year, but within five years	9,148	7,645
After five years, but within ten years	3,464	2,865
After ten years	2,554	1,358

Total at December 31, 2005	19,372	16,693

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

The following tables give an analysis of the securities portfolio with gross unrealized losses at December 31, 2006 and 2005, distinguishing between securities with continuous unrealized loss positions of less than 12 months and those with continuous unrealized loss positions for periods in excess of 12 months.

	2006			2006
	Fair value			Unrealized losses
	Investments with unrealized losses of less than 12 months	Investments with unrealized losses of more than 12 months	Total	Unrealized losses of less than 12 months	Unrealized losses of more than 12 months	Total
	(Euro in millions)
Debt securities
Irish government securities	42	35	77	(1)	(1)	(2)
Euro government securities	1,578	695	2,273	(14)	(15)	(29)
Non Euro government securities	905	61	966	(8)	(1)	(9)
Non European government securities	1,100	156	1,256	(30)	(4)	(34)
US Treasury & US government agencies	18	—	18	(1)	—	(1)
Collateralized mortgage obligations	435	77	512	—	(1)	(1)
Euro bank securities	1,543	1,050	2,593	(16)	(22)	(38)
Non Euro bank securities	1,595	216	1,811	(16)	(1)	(17)
Certificates of deposit	630	—	630	(1)	—	(1)

Total debt securities	7,846	2,290	10,136	(87)	(45)	(132)
Equity shares	—	—	—	—	—	—

Total	7,846	2,290	10,136	(87)	(45)	(132)

	2005			2005
	Fair value			Unrealized losses
	Investments with unrealized losses of less than 12 months	Investments with unrealized losses of more than 12 months	Total	Unrealized losses of less than 12 months	Unrealized losses of more than 12 months	Total
	(Euro in millions)
Debt securities
Euro government securities	1,804	221	2,025	(10)	(1)	(11)
Non Euro government securities	1,638	196	1,834	(1)	—	(1)
Non European government securities	137	81	218	—	(2)	(2)
US Treasury & US government agencies	102	13	115	(1)	—	(1)
Collateralized mortgage obligations	313	43	356	(1)	—	(1)
Euro bank securities	1,271	192	1,463	(11)	(1)	(12)
Non Euro bank securities	244	194	438	(1)	(2)	(3)
Other investments	23	—	23	(1)	—	(1)

Total debt securities	5,532	940	6,472	(26)	(6)	(32)
Equity shares	6	—	6	(3)	—	(3)

Total	5,538	940	6,478	(29)	(6)	(35)

Available for sale financial investments with unrealized losses of more than twelve months have been assessed for impairment and based on the credit risk profile of the counterparties involved, it has been determined that such impairment has not arisen at this time.

27. INTERESTS IN ASSOCIATED UNDERTAKINGS

Included in the Group income statement is the contribution from investments in associated undertakings as follows:

	Years ended December 31,
	2006	2005
	(Euro in millions)
Income statement
Share of results of associated undertakings	159	149
Profit on disposal of investments in associated undertakings	8	—

	167	149

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	Years ended December 31,
	2006	2005
	(Euro in millions)
Share of net assets including goodwill
At January 1	1,656	1,379
IFRS transition adjustments	—	16
Currency translation adjustments	(183)	225
Transfer from group undertakings/additions	276	—
Purchases	—	3
Disposals	(26)	(4)
Income for the period	159	149
Dividends received	(44)	(41)
Unrealized gains/(losses) on available for sale assets	7	(13)
Deferral of profit on disposal of Bankcentre	(24)	—
Actuarial gain recognized in retirement benefit plans	8	—
Share based payment	10	7
M&T market repurchase of shares	(47)	(65)

At December 31	1,792	1,656

Analyzed as to:
M & T Bank Corporation (Note 28)	1,516	1,617
Hibernian Life Holdings Limited (Note 30)	263	—
Other	13	39

	1,792	1,656

Of which listed on a recognized stock exchange	1,524	1,634

Included in the Group’s share of net assets of associates is goodwill as follows:

	Years ended December 31,
	2006	2005
	(Euro in millions)
Goodwill
Balance at January 1	1,058	917
Additions during year	12	—
Currency translation adjustments	(110)	141

At December 31	960	1,058

Principal associated undertaking	Nature of business
M&T Bank Corporation(1)	Banking and financial services

Registered office:	One M&T Plaza, Buffalo, New York 14203, USA
(Common stock shares of US $ 0.50 par value each – Group interest 24.2%(2))

Hibernian Life Holdings Limited(2)	Manufacturer and distributor of life and pension products

Registered office:	1 Park Place, Hatch Street, Dublin 2, Ireland.
(Ordinary shares of €1.25 par value each – Group interest 24.99%)

(1)

The Group interest is held directly by Allied Irish Banks, p.l.c. and carried at cost at €891 million in the parent company balance sheet. AIB accounts for its share of profits of M&T on the basis of its average interest in M&T throughout the period, which amounted to 24.0% during 2006 (2005: 23.5%). The agreement with M&T provides for the maintenance of AIB’s interest in M&T at 22.5% through share repurchase programmes effected by M&T and through rights provided to AIB which allow it to subscribe for additional shares in M&T at fair market value. M&T shares are listed on the New York Stock Exchange and the fair value of the investment in M&T at December 31, 2006 was €2,477 million (2005: €2,468 million).

(2)	The Group interest is held directly by Allied Irish Banks, p.l.c. and carried at cost of €12 million in the parent company balance sheet.

Other than as described for M&T and Hibernian Life Holdings Limited, the Group’s interests in associated undertakings are non-credit institutions and are held by subsidiary undertakings.

In accordance with the European Communities (Credit Institutions: Accounts) Regulations, 1992, Allied Irish Banks, p.l.c. will annex a full listing of associated undertakings to its annual return to the Companies Registration Office.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

28. INTEREST IN M&T BANK CORPORATION

The summary consolidated income statement, summary balance sheet and contribution of M&T Bank Corporation for 2006 and 2005 under IFRS are as follows:

Year ended December 31, 2005	Year ended December 31, 2006			Year ended December 31, 2006		Year ended December 31, 2005
(US$ in millions)				(Euro in millions)
			Summary of consolidated income statement
1,713	1,793		Net interest income	1,427		1,372
967	1,045		Other income	832		775

2,680	2,838		Total operating income	2,259		2,147
1,410	1,512		Total operating expenses	1,203		1,129

1,270	1,326		Group operating income before impairment provisions	1,056		1,018
43	216	(1)	Impairment provisions	172	(1)	34

1,227	1,110		Group income before taxation	884		984
409	345		Taxation	275		328

818	765		Group income after taxation	609		656

December 31, 2005	December 31, 2006			December 31, 2006		December 31, 2005
(US$ in millions)				(Euro in millions)
			Summary of consolidated balance sheet
41,698	44,328		Cash, loans and receivables	33,658		35,346
8,400	7,252		Investment securities	5,506		7,120
337	335		Fixed assets	254		286
1,990	2,319		Other assets	1,762		1,687

52,425	54,234		Total assets	41,180		44,439

37,144	39,935		Deposits	30,323		31,486
11,495	10,141		Other borrowings	7,700		9,744
903	916		Other liabilities	696		765
2,883	3,242		Stockholders’ funds	2,461		2,444

52,425	54,234		Total liabilities and stockholders’ funds	41,180		44,439

Year ended December 31, 2005	Year ended December 31, 2006			Year ended December 31, 2006		Year ended December 31, 2005
(US$ in millions)				(Euro in millions)
			Contribution of M&T
288	266		Gross contribution	212		230
(103)	(89)		Taxation	(71)		(82)

185	177		Contribution to Group income before taxation	141		148

(1)	The impairment provisions in 2006 reflect the allocation by M&T to specific provisions of previously unallocated provisions (which had not been recognized by AIB under IFRS).

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

29. DISPOSAL GROUP AND ASSETS CLASSIFIED AS HELD FOR SALE

On January 30, 2006, the previously announced venture with Aviva Group p.l.c. for the manufacture and distribution of life and pensions products in the Republic of Ireland was completed (note 1). The transaction brought together Hibernian Life and Pensions Limited and Ark Life under a holding company Hibernian Life Holdings Limited of which AIB owns 24.99%. AIB has entered into an exclusive agreement to distribute the life and pensions products of the venture. Ark Life assets and liabilities were included in the balance sheet at December 31, 2005 as a disposal group classified as held for sale (note 30).

In August 2006, the Group announced a programme for the sale and leaseback of branches. A sale and leaseback transaction of 25 branches in the Republic of Ireland has not been completed at December 31, 2006 and these branches are therefore held within the category “Disposal Group and assets classified as held for sale”. The sale and leaseback programme is an effective means of monetizing assets to generate capital to support the growth of the business. The premises concerned will continue to operate as AIB branches and there will be no impact on the staff who work there or on the services provided to customers. The branches held for sale are recorded within Group business segment assets.

30. INTEREST IN HIBERNIAN LIFE HOLDINGS LIMITED

Ark Life Assurance Company Limited

The following table sets out the income and expense from long-term assurance business included in the income statement for the year ended December 31, 2005.

2005
(Euro in millions)
Income and expense from Ark Life’s long-term assurance business
Net interest income	113
Other income	740

Total operating income	853
Increase in insurance and investment contract liabilities, and claims	762
Total operating expenses	27

Income before taxation	64
Taxation	4

Income after taxation	60

Analyzed as to:
Continuing operations	14
Discontinued operations	46

Some elements of the Ark Life business are being retained within the Group and this gives rise to the analysis outlined above between continuing operations and discontinued operations. Income after taxation of Ark Life amounting to €4 million was included within discontinued activities for the period to January 30, 2006.

Balance sheet

The assets and liabilities of Ark Life included in the consolidated balance sheet as at December 31, 2005 of the Group were as follows:

2005
(Euro in millions)
Assets
Loans and receivables to banks	191
Assets held at fair value through profit or loss	2,638
Property, plant and equipment	52
Reinsurance assets	748
Placings with Group companies	1,428
Other assets	371

Total assets	5,428

Liabilities
Investment contract liabilities	2,953
Insurance contract liabilities	1,923
Other liabilities	215

Total liabilities	5,091

Stockholders’ equity	337

Total liabilities and stockholders’ equity	5,428

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

Presentation in the Group balance sheet at December 31 , 2005

Holdings of shares in Allied Irish Banks, p.l.c., (by the parent or subsidiary companies), for any reason, are deducted in arriving at stockholders’ equity. At December 31, 2005, shares in AIB with a value of €77 million were held within the long-term business funds to meet the liabilities to policyholder. Long-term assurance assets attributable to policyholder are presented in the Group balance sheet net of the carrying value of the shares in AIB held within the fund. Group stockholders’ funds have been reduced by a similar amount. As a result the assets of Ark Life, €5,351 million (being total assets of €5,428 million net of AIB shares of €77 million) were included in the Group balance sheet within the caption, ”Disposal group and assets classified as held for sale”. Ark Life’s liabilities of €5,091 million were included in the liabilities caption, ”Disposal group classified as held for sale”.

Hibernian Life Holdings Limited

The contribution of Hibernian Life Holdings Limited (“HLH”) from January 30, 2006 is included within share of results of associated undertakings as follows:-

2006
(Euro in millions)
Share of income of HLH	26
Amortization of intangible assets	2

Share of income before taxation	24
Taxation attributable to policyholder returns	12

Profit attributable to stockholders before taxation	12
Taxation	1

Included within associated undertakings	11

In addition to the income described above, the Group recognized fee income on the sale of life insurance and investment products amounting to €31 million for the year ended December 31, 2006 (2005: €26 million).

The assets and liabilities of Hibernian Life Holdings Limited at December 31, 2006, accounted for in accordance with the accounting policies of the Group, and taking into account the acquisition adjustments, are set out below:

December 31, 2006
(Euro in millions)
Summary of consolidated balance sheet
Cash and placings with banks	762
Financial investments	11,648
Investment property	765
Property, plant and equipment	15
Reinsurance assets	2,145
Other assets	821

Total assets	16,156

Investment contract liabilities	6,742
Insurance contract liabilities	7,055
Other liabilities	1,253
Stockholders’ equity	1,106

Total liabilities and stockholders’ equity	16,156

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

31. INTANGIBLE ASSETS AND GOODWILL

	Goodwill	Software	Other	Total
	(Euro in millions)
At January 1, 2005	415	259	3	677
Additions	—	36	—	36
Currency translation adjustments	4	8	—	12
Disposals	(17)	—	—	(17)

At December 31, 2005	402	303	3	708
Additions	—	84	3	87
Currency translation adjustments	(1)	1	—	—
Disposals	(2)	(1)	—	(3)

At December 31, 2006	399	387	6	792

Amortization and impairment losses
Balance at January 1, 2005	8	126	3	137
Amortization for the year	—	45	—	45
Impairment charge	2	—	—	2
Currency translation adjustments	2	5	—	7

Balance at December 31, 2005	12	176	3	191
Amortization for the year	—	52	1	53
Currency translation adjustments	—	1	—	1
Disposals	(2)	(1)	—	(3)

At December 31, 2006	10	228	4	242

Net book value
At December 31, 2005	390	127	—	517
At December 31, 2006	389	159	2	550

The goodwill relates principally to the acquisition of the holding in Bank Zachodni WBK S.A. (“BZWBK”). The investment in BZWBK which is quoted on a recognized stock exchange has been assessed for impairment at December 31, 2006 and 2005. The market value at December 31, 2006 of the shareholding in BZWBK S.A. of €3.0 billion (2005: €1.9 billion) exceeds the carrying amount including goodwill of the investment by €1.9 billion (2005:€0.9 billion).

The remaining goodwill amounts which relate to unquoted investments, have been assessed for impairment through discounting projected cash flows with the resultant impairment charge, if any, recognized in the period. Internally generated intangible assets under construction at December 31, 2006 amounted to €42 million (2005: €21 million).

The weighted average amortization period, for intangible assets subject to amortization, is 4.18 years. The estimated aggregate amortization expense for each of the five succeeding fiscal years is as follows:

2007	2008	2009	2010	2011
(Euro in millions)
60	44	38	17	8

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

32. PROPERTY, PLANT AND EQUIPMENT

	Property			Equipment	Total
	Freehold	Long leasehold	Leasehold under 50 years
	(Euro in millions)
Cost:
At January 1, 2006	498	99	150	550	1,297
Disposal of Group undertakings	—	—	—	(1)	(1)
Transfers to assets held for sale	(27)	—	—	—	(27)
Additions	31	7	10	96	144
Disposals	(149)	(25)	—	(17)	(191)
Currency translation adjustments	2	—	1	2	5

At December 31, 2006	355	81	161	630	1,227

Accumulated depreciation:
At January 1, 2006	96	18	95	382	591
Disposal of Group undertakings	—	—	—	(1)	(1)
Depreciation charge for the year	13	2	11	61	87
Disposals	(31)	(3)	—	(12)	(46)
Currency translation adjustments	1	—	—	2	3

At December 31, 2006	79	17	106	432	634

Net book value:
At December 31, 2006	276	64	55	198	593

	Property			Equipment	Total
	Freehold	Long leasehold	Leasehold under 50 years
	(Euro in millions)
Cost:
At January 1, 2005	537	93	139	517	1,286
Disposals/transfers of Group undertakings	(51)	—	(1)	(2)	(54)
Additions	21	7	8	64	100
Disposals	(19)	(1)	—	(45)	(65)
Currency translation adjustments	10	—	4	16	30

At December 31, 2005	498	99	150	550	1,297

Accumulated depreciation:
At January 1, 2005	90	16	85	350	541
Disposal of Group undertakings	—	—	—	(2)	(2)
Depreciation charge for the year	16	2	8	57	83
Disposals	(12)	—	—	(33)	(45)
Currency translation adjustments	2	—	2	10	14

At December 31, 200	96	18	95	382	591

Net book value:
At December 31, 2005	402	81	55	168	706

The net book value of property occupied by the Group for its own activities was €370 million (2005: €531 million).

Property leased to others had a book value of €7 million (2005: €7 million). Included in the carrying amount of property and equipment is expenditure recognized for both property and equipment in the course of construction amounting to €13 million and €17 million respectively (2005: €4 million and €6 million).

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

33. DEFERRED TAXATION

The tax effects of temporary timing differences that give rise to significant elements of the deferred tax assets and deferred tax liabilities at December 31, 2006 and 2005 are presented below.

	December 31,
	2006	2005
	(Euro in millions)
Deferred tax assets:
Allowance for loan losses	(64)	(69)
Amortized income	(24)	(31)
Retirement benefits	(165)	(221)
Timing difference on provisions for future commitments in relation to the funding of Icarom plc (under Administration)	(8)	(9)
Cash flow hedges	(19)	—
Other	(45)	(8)

Total gross deferred tax assets	(325)	(338)

Deferred tax liabilities:
Assets leased to customers	9	25
Assets used in the business	33	34
Debt securities	27	30
Cash flow hedges	—	28

Total gross deferred tax liabilities	69	117

Net deferred tax assets	(256)	(221)

Represented on the balance sheet as follows:
Deferred tax assets	(256)	(253)
Deferred tax liabilities	—	32

	(256)	(221)

For each of the years ended December 31, 2006 and 2005 full provision has been made for capital allowances and other temporary timing differences.

	Years ended December 31,
	2006	2005
	(Euro in millions)
Analysis of movements in deferred taxation:
At January 1	(221)	(176)
IFRS transition adjustment	—	10
Currency translation and other adjustments	(21)	(11)
Deferred tax through equity	(9)	(60)
Income statement taxation (charge)/credit (note 15)	(5)	16

At December 31	(256)	(221)

Net deferred tax assets of €179 million are expected to be recovered after more than 12 months. Deferred tax assets have not been recognized in respect of tax losses amounting to €41 million (2005: €49 million).

Tax losses of €5.3 million expire in 2010 and €0.4 million expiring thereafter. There is no expiration date on the remaining €35.3 million which related to capital losses. Deferred tax assets have not been recognized in respect of these items because it is more likely than not that a deferred tax asset will not be realized due to the uncertainty associated with future taxable profits against which the Group can utilize the deferred tax benefits.

The net deferred tax asset on items recognized directly in equity amounted to €157 million (2005: €163 million).

The following is a breakdown of deferred tax assets and deferred tax liabilities by tax jurisdiction; Deferred tax assets: Republic of Ireland - €105 million (2005: €95 million); Northern Ireland/Great Britain - €103 million (2005: €129 million); Isle of Man/Channel Islands - €1 million (2005: €1 million) Poland - €23 million (2005: €28 million); United States of America €24 million (2005: € Nil). Deferred tax liabilities: United States of America - €Nil million (2005: €32 million).

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

34. DEPOSITS BY BANKS

	December 31,
	2006	2005
	(Euro in millions)
Securities sold under agreements to repurchase	12,523	11,038
Other borrowings from banks	20,910	18,291

	33,433	29,329

Of which:
Domestic offices	30,727	27,401
Foreign offices	2,706	1,928

	33,433	29,329

With agreed maturity dates or periods of notice, by remaining maturity:
Over 5 years	17	53
5 years or less but over 1 year	631	517
1 year or less but over 3 months	3,192	2,271
3 months or less but not repayable on demand	28,537	25,843

	32,377	28,684
Repayable on demand	1,056	645

	33,433	29,329

Amounts include:
Due to associated undertakings	—	—

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

The carrying amount of financial assets pledged as security for liabilities amounted to €13,021 million (2005: €11,265 million).

At December 31, 2006 no deposits by credit institutions are secured by way of charge to the Central Bank and Financial Services Authority of Ireland (“CBFSAI”). At December 31, 2005 €930 million of the deposits by credit institutions comprised the bank’s obligations to the CBFSAI under the terms of the Mortgage Backed Promissory Note (“MBPN”) programme. These obligations had been secured by way of a first floating charge to the CBFSAI over all its right, title, interest and benefit, in €1,193 million of loans and receivables to customers. Otherwise than with the prior written consent of the CBFSAI, the Group had pledged under the terms of the floating charge to maintain the assets so charged free from any encumbrance and otherwise than in the ordinary course of business not to sell, transfer, lend or otherwise dispose of any part of the charged assets.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

35. CUSTOMER ACCOUNTS

	December 31,
	2006	2005
	(Euro in millions)
Current accounts	25,151	20,909
Demand deposits	8,924	8,013
Time deposits	33,831	28,118

	67,906	57,040

Securities sold under agreements to repurchase	1	6
Other short-term borrowings	6,968	5,534

	6,969	5,540

	74,875	62,580

Of which:
Non-interest bearing current accounts
Domestic offices	8,715	7,816
Foreign offices	2,632	2,086
Interest bearing deposits, current accounts and short-term borrowings
Domestic offices	38,844	32,977
Foreign offices	24,684	19,701

	74,875	62,580

Analyzed by remaining maturity:
Over 5 years	301	200
5 years or less but over 1 year	1,901	2,308
1 year or less but over 3 months	4,774	3,573
3 months or less but not repayable on demand	34,520	28,130

	41,496	34,211
Repayable on demand	33,379	28,369

	74,875	62,580

Amounts include:
Due to associated undertakings	55	38

36. TRADING PORTFOLIO FINANCIAL LIABILITIES

	December 31,
	2006	2005
	(Euro in millions)
Debt securities:
Government securities	184	219
Corporate listed	1	2

	185	221
Equity instruments - listed	6	19

	191	240

At December 31, 2006 and December 31, 2005 the debt securities within trading portfolio financial liabilities had a residual maturity of less than one year.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

37. DEBT SECURITIES IN ISSUE

	December 31,
	2006	2005
	(Euro in millions)
Bonds and medium term notes:
European medium term note programme	10,456	6,656
Bonds and other medium term notes	5,648	209

	16,104	6,865

Other debt securities in issue:
Commercial paper	1,912	718
Commercial certificates of deposit	10,515	10,028

	12,427	10,746

	28,531	17,611

Maturity analysis
Bonds and medium term notes, by remaining maturity:
5 years or over	945	1,298
5 years or less but over 1 year	10,904	5,494
1 year or less but over 3 months	3,565	51
3 months or less	690	22

	16,104	6,865

Other debt securities in issue, by remaining maturity:
5 years or less but over 1 year	154	1,578
1 year or less but over 3 months	3,213	3,402
3 months or less	9,060	5,766

	12,427	10,746

	28,531	17,611

38. OTHER LIABILITIES

	December 31,
	2006	2005
	(Euro in millions)
Notes in circulation	501	484
Provisions for future commitments in relation to the funding of Icarom(1)	60	69
Items in transit	308	332
Creditors	198	99
Other	690	615
	1,757	1,599

The liabilities expected to be settled within one year amount to €1,653 million.

(1)

The provision represents the present value of the cost of the future commitments arising under the 1992 agreement in relation to the funding of Icarom. A discount rate of 3.94% was applied in the year ended December 31, 2006 (2005: 3.21%), in discounting the cost of the future commitments arising under this agreement. As at December 31, 2006 the undiscounted amount was €69 million (2005: €78 million). Of the €69 million, €11 million is due within 1 year and €49 million is payable between 1 and 5 years, with the remaining €9 million payable thereafter. The unwinding of the discount on the provision amounted to €2.3 million (2005: €2.3 million).

39. PROVISIONS FOR LIABILITIES AND COMMITMENTS

	Liabilities and commitments	Other provisions	Total
	(Euro in millions)
At January 1, 2005	58	64	122
Currency translation adjustments	—	1	1
Amounts charged to income statement	28	47	75
Amounts written back to statement of income	(8)	(15)	(23)
Provisions utilized	(17)	(18)	(35)

At December 31, 2005	61	79	140

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	Liabilities and commitments	Other provisions	Total
	(Euro in millions)
At January 1, 2006	61	79	140
Currency translation adjustments	—	—	—
Amounts charged to statement of income	2	24	26
Amounts written back to statement of income	(17)	(13)	(30)
Provisions utilized	(8)	(35)	(43)

At December 31, 2006	38	55	93

The provisions recognized within this caption include, where applicable, amounts in respect of: onerous lease contracts; restructuring and re-organization costs; repayments to customers; legal claims and other contingencies including provisions in respect of losses expected under off-balance sheet items. The provisions expected to be settled within one year amount to €56 million (2005: €67 million).

40. SUBORDINATED LIABILITIES AND OTHER CAPITAL INSTRUMENTS

	December 31,
	2006	2005
	(Euro in millions)
Allied Irish Banks, p.l.c.
Undated capital notes	871	868
Dated capital notes	2,668	2,678
US$250 million Non-Cumulative Preference Shares	189	210

	3,728	3,756
Subsidiary undertakings
Perpetual preferred securities	1,016	—

	4,744	3,756

Undated capital notes
US$100 million Floating Rate Primary Capital Perpetual Notes (a)	76	85
€200 million Fixed Rate Perpetual Subordinated Notes (b)	199	199
Stg£400 million Perpetual Callable Step-Up Subordinated Notes (c)	596	584

	871	868

Subsidiary undertakings
Stg£350 million Fixed Rate/Floating Rate Guaranteed Non-voting Non-Cumulative Perpetual Preferred Securities (d)	519	—
€500 million Fixed Rate/Floating Rate Guaranteed Non-voting Non-Cumulative Perpetual Preferred Securities (e)	497	—

	1,016	—

Dated capital notes
Allied Irish Banks, p.l.c.
European Medium Term Note Programme:
€200 million Floating Rate Notes due June 2013 (f)	200	200
US$400 million Floating Rate Notes due July 2015 (g)	303	338
€400 million Floating Rate Notes due March 2015 (h)	400	400
€500 million Callable Subordinated Step-Up Floating Rate
Notes due 2017 (i)	499	499
Stg£500 million Callable Subordinated Fixed/Floating Rate
Notes due 2025 (j)	745	730
Stg£350 million Fixed Rate Notes due November 2030 (k)	521	511

	2,668	2,678

The dated capital notes outstanding is repayable as follows:
In one year or less	—	—
Between 1 and 2 years	—	—
Between 2 and 5 years	—	—
In 5 years or more	2,668	2,678

	2,668	2,678

The capital notes of the Bank are unsecured and are subordinated in right of payment to the ordinary creditors, including depositors, of the Bank.

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

Perpetual preferred securities

In June 2006, Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities (“Preferred Securities”) were issued in the amount of Stg£ 350,000,000 and €500,000,000 through Limited Partnerships. The Preferred Securities were issued at par and have the benefit of a subordinated guarantee of Allied Irish Banks, p.l.c. (“AIB”). The Preferred Securities have no fixed final redemption date and the holders have no rights to call for the redemption of the Preferred Securities. The substitution of the Preferred Securities with fully paid non-cumulative preference shares issued by the Guarantor is subject, in particular cases, to certain events and conditions that are beyond the control of both the Guarantor and the holders of the Preferred Securities. The Preferred Securities are redeemable in whole but not in part at the option of the general partner and with the agreement of the Financial Regulator (i) upon the occurrence of certain events or (ii) on or after June 14, 2016 for the Stg £ 350,000,000 Preferred Securities and June 16, 2016 for the € 500,000,000 Preferred Securities.

Distributions on the Preferred Securities are non-cumulative. The distributions on the Stg £ 350,000,000 Preferred Securities will be payable at a rate of 6.271% semi-annually until June 14, 2016 and thereafter at a rate of 1.23% per annum above 3 month LIBOR, payable quarterly. The distributions on the € 500,000,000 Preferred Securities will be payable at a rate of 5.142% per annum up to June 16, 2016 and thereafter at a rate of 1.98% per annum above 3 month EURIBOR, payable quarterly.

In the event of the dissolution of the Limited Partnerships, holders of Preferred Securities will be entitled to receive a liquidation preference in an amount equal to the distributions that those holders would have received in a dissolution of AIB at that time, if they had held, instead of the Preferred Securities, non-cumulative preference shares issued directly by AIB, having the same liquidation preference as the Preferred Securities, and ranking junior to all liabilities of AIB including subordinated liabilities.

Dated capital notes

The European Medium Term Note Program is subordinated in right of payment to the ordinary creditors, including depositors, of the Bank. The €200 million Floating Rate Notes, with interest payable quarterly, may be redeemed, in whole but not in part, on June 12, 2008 and on each interest payment date thereafter. The US$ 400 million Floating Rate Notes, with interest payable quarterly, may be redeemed, in whole but not in part, on any interest payment date falling in or after July 2010. The €400 million Floating Rate Notes with interest payable quarterly, may be redeemed, in whole but not in part, on any interest payment date falling in or after March 20, 2010. The €500 million Callable Subordinated Step-Up Floating Rate Notes with interest payable quarterly may be redeemed in whole but not in part on any interest payment date falling in or after October 24, 2012. The Stg£ 500 million Subordinated Callable Fixed/Floating Rate Notes, with interest payable annually, up to March 10, 2020 and with interest payable quarterly from June 10, 2020 thereafter may be redeemed, in whole but not in part, on any interest payment date falling in or after March 10, 2025. The Stg£ 350 million Fixed Rate Notes, with interest payable annually in arrears on November 26 in each year, may be redeemed, in whole but not in part, on November 26, 2025 and on each interest payment date thereafter. In all cases, redemption prior to maturity is subject to the necessary prior approval of the Financial Regulator. There is no exchange exposure as the proceeds of these notes are retained in their respective currencies.

US$ 250 million non-cumulative preference shares

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

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

The interest rates applicable on the undated and dated capital notes are as follows:

(a)	3 month US$ Libor plus 50 basis points.

(b)	6.2% fixed until August 3, 2009; 3 month Euribor plus 225 basis points thereafter.

(c)	5.25% fixed until September 1, 2015; 3 month Sterling Libor plus 155 basis points thereafter.

(d)	6.27% fixed until June 14, 2016; 3 month Sterling Libor plus 123 basis points thereafter.

(e)	5.14% fixed until June 16, 2016; 3 month Euribor plus 198 basis points thereafter.

(f)	3 month Euribor plus 60 basis points until June 12, 2008; 3 month Euribor plus 110 basis points thereafter.

(g)	3 month US$ Libor plus 30 basis points until July 30, 2010; 3 month US$ Libor plus 80 basis points thereafter.

(h)	3 month Euribor plus 30 basis points until March 20, 2010; 3 month Euribor plus 80 basis points thereafter.

(i)	3 month Euribor plus 25 basis points until October 24, 2012; 3 month Euribor plus 75 basis points thereafter.

(j)	5.25% fixed until March 10, 2020; 3 month Sterling Libor plus 128 basis points thereafter.

(k)	5.625% fixed until November 26, 2025; 3 month Sterling Libor plus 145 basis points thereafter.

41. MINORITY INTERESTS IN SUBSIDIARIES

	December 31,
	2006	2005
	(Euro in millions)
Equity interest in subsidiaries	317	258
Non-equity interest in subsidiaries	990	990

	1,307	1,248

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

42. OTHER EQUITY INTERESTS

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

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

43. SHARE CAPITAL

	December 31,
	2006	2005
	(Euro in millions except share amounts)
Ordinary shares of €0.32 each
Number of shares authorized (millions)	1,160.0	1,160.0

Number of shares issued (millions)	918.4	918.4

Issued and fully paid	294	294

Non-cumulative preference shares of €1.27 each
Number of shares authorized (millions)	200.0	200.0

Number of shares issued (millions)	—	—

Non-cumulative preference shares of US$25 each
Number of shares authorized (millions)	20.0	20.0

Number of shares issued (millions)	0.25	0.25

Issued and fully paid	5	5

Non-cumulative preference shares of Stg£1 each
Number of shares authorized (millions)	200.0	200.0

Number of shares issued (millions)	—	—

Non-cumulative preference shares of Yen 175 each
Number of shares authorized (millions)	200.0	200.0

Number of shares issued (millions)	—	—

Movements in ordinary share capital

There were no movements in issued ordinary shares during 2006 or 2005.

44. OWN SHARES

Share Repurchases

At the 2006 Annual General Meeting, stockholders granted authority for the Company, or any subsidiary, to make market purchases of up to 91.8 million ordinary shares of the Company, subject to the terms and conditions set out in the relevant resolution. During the year ended December 31, 2006, the Company purchased 5.6 million ordinary shares, previously held by AIB Finance Ltd., a subsidiary of the Company, at a market price of € 22.90 per share. The 5.6 million shares in question will be held by AIB as Treasury Shares. Also during the year, ordinary shares previously purchased under a similar authority, and held as Treasury Shares, were re-issued as follows:

	Years ended December 31,
	2006	2005
Treasury shares held, January 1	43,539,597	48,889,789
Shares re-issued under:
AIB Share Option Plans	(4,346,120)	(3,487,950)
Allfirst Financial Inc. Stock Option Plan	(35,000)	(26,400)
AIB Approved Employee Profit Sharing Plans	(1,980,398)	(1,835,842)
	(6,361,518)	(5,350,192)
Purchase of shares held by subsidiary company	5,600,000	—

Treasury shares held, December 31	42,778,079	43,539,597

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

The cost of share repurchases less proceeds of shares re-issued has been charged to the profit and loss account reserve.

The shares issued during 2006 to participants in the AIB share option plans were issued at prices of €10.02, €11.98 and €13.30 per share. The total consideration received for these shares was €48.1 million.

The consideration received for the shares issued during 2006 on the exercise of Dauphin converted options to participants in the Allfirst Financial Inc. Stock Option Plan was €0.2 million.

During 2006, the Company re-issued from its pool of Treasury Shares 1,980,398 ordinary shares to the Trustees of the employees’ profit sharing plans, at €19.60 per share. The consideration received for these shares was €38.8 million.

Employee Share Plans

These plans are detailed in note 12 Share-based payment plans of this Report.

Allfirst Financial Inc. stock option plan

Under the terms of the Agreement and Plan of Merger between the Company, First Maryland Bancorp (subsequently renamed “Allfirst”) and Dauphin Deposit Corporation (“Dauphin”, subsequently renamed “Allfirst”), approved by stockholders at the 1997 Annual General Meeting, options to purchase Dauphin shares which were outstanding immediately prior to the merger were converted, at the holders’ elections, into either cash or options to purchase a similar number of AIB American Depositary Shares (“converted options”). On April 1, 2003, the merger of Allfirst Financial Inc. (“Allfirst”) with M&T Bank Corporation (“M&T”) was completed, pursuant to the Agreement and Plan of Reorganization dated September 26, 2002 by and among the Company, Allfirst and M&T. Under the terms of that Agreement, Dauphin converted options outstanding immediately prior to that merger (over some 321,598 ordinary shares) remained in force.

At December 31, 2006, converted options were outstanding over 45,598 ordinary shares (2005: 80,598 shares).

Employee share plans and trusts

The Group sponsors a number of employee share plans whereby purchases of shares are made in the open market to satisfy commitments under the plans.

At December 31, 2006, 2.0 million shares (2005: 2.2 million) were held by trustees with a book value of €23.2 million (2005: €26.0 million), and a market value of €44.6 million (2005: €39.9 million). The book value is deducted from the profit and loss account reserve while the shares continue to be held by the Group.

The Group sponsors SAYE plans for eligible employees in the UK, the Isle of Man and Channel Islands. The trustees of the plans have borrowed funds from Group companies, interest free, to enable them to purchase Allied Irish Banks, p.l.c. ordinary shares in the open market. These shares are used to satisfy commitments arising under the plans. The trustees receive dividends on the shares which are used to meet the expenses. The cost of providing these shares is charged to the statement of income on a systematic basis over the period that the employees are expected to benefit. At December 31, 2006, 1.4 million shares (2005: 1.4 million) were held by the trustees with a book value of €18.3 million (2005: €17.9 million) and a market value of €31.3 million (2005: €25.1 million).

In 2001, the AIB Group Employee Share Trust was established to satisfy commitments arising under the AIB Group Long-Term Incentive Plan (LTIP). Funds were provided to the trustees to enable them to purchase Allied Irish Banks, p.l.c. ordinary shares in the open market. The trustees have waived their entitlement to dividends. At December 31, 2006, 0.2 million shares (2005: 0.2 million) were held by the trustees with a book value of €1.3 million (2005: €1.3 million) and a market value of €4.5 million (2005: €3.6 million).

Performance Share Plan

Prior to its disposal to M&T Bank Corporation, Allfirst Financial Inc. sponsored the Allfirst Stock Option Plans, for the benefit of key employees of Allfirst. At December 31, 2002 Allfirst had lent US$ 178 million to a trust to enable it to purchase Allied Irish Banks, p.l.c. ordinary shares in the form of American Depositary Shares in the open market. The shares purchased are used to satisfy options which have been granted to Allfirst employees. Proceeds of option exercises are used to repay the loan to the trust. Under the terms of the trust, the trustees receive dividends on the shares which are used to meet the expenses of the trust. A similar plan operated for certain eligible employees of AIB’s US operations. At December 31, 2006, 0.4 million (2005: 0.6 million) ordinary shares were held by the trust with a cost of €3.6 million (2005: €6.7 million) and a market value of €8.8 million (2005: €11.1 million).

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

Subsidiary companies

Certain subsidiary companies hold shares in AIB for customer facilitation and in the normal course of business. At December 31, 2006, 0.3 million shares (2005: 4.5 million) with a book and market value of €6.6 million (2005: €81.6 million) were held by subsidiary companies.

At December 31, 2006, the accounting treatment of own shares gave rise to a deduction against Stockholders’ Equity - Profit and Loss account in the amount of €30 million (2005: €108 million; and 2004: €99 million).

The accounting treatment is not intended to affect the legal characterization of the transaction or to change the situation at law achieved by the parties to it. Thus, the inclusion of the shares as a deduction against stockholders’ equity on the Group balance sheet does not imply that they have been purchased by the company as a matter of law.

45. ANALYSIS OF CASH AND CASH EQUIVALENTS

For the purpose of the statement of cash flows, cash and cash equivalents comprise the following balances with less than 3 months maturity from the date of acquisition:

	Years ended December 31,
	2006	2005	2004
	(Euro in millions)
Cash and balances at central banks	989	742	887
Loans and receivables to banks	12,354	6,598	1,886
Short term investments	1,012	330	—

At December 31	14,355	7,670	2,773

The Group is required to maintain balances with the Financial Regulator which amounted to €2,636 million (2005: €2,694 million; 2004: €446 million). The Group is also required by law to maintain reserve balances with the Bank of England and with the National Bank of Poland. At December 2006, such reserve balances amounted to €755 million (2005: €505 million; 2004: €621 million). Amounts with central banks are included within cash and balances at central banks and loans and receivables to banks.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

46. MEMORANDUM ITEMS: CONTINGENT LIABILITIES AND COMMITMENTS

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

The risk weighted amount is obtained by applying credit conversion factors and counterparty risk weightings in accordance with the Financial Regulator guidelines implementing the EC Own Funds and Solvency Ratio Directives.

The Group uses the same credit control and risk management policies in undertaking off-balance sheet commitments as it does for on balance sheet lending.

The following table gives for the Group the nominal or contract amounts and the risk weighted credit equivalent of contingent liabilities and commitments.

	December 31, 2006		December 31, 2005
	Contract amount	Risk weighted amount	Contract amount	Risk weighted amount
	(Euro in millions)
Contingent liabilities
Guarantees and assets pledged as collateral security:
Guarantees and irrevocable letters of credit	5,902	5,675	7,157	7,142
Other contingent liabilities	1,191	537	1,396	982
	7,093	6,212	8,553	8,124
Commitments
Documentary credits and short-term trade-related transactions	314	112	297	111
Undrawn note issuance and revolving underwriting facilities	145	67	173	86
Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year(1)	10,613	—	6,579	—
1 year and over	12,984	6,475	12,509	6,223
	24,056	6,654	19,558	6,420

	31,149	12,866	28,111	14,544

(1)	Undrawn loan commitments which are unconditionally cancellable at any time or which have a maturity of less than one year have a risk weighting of zero.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	December 31, 2006		December 31, 2005
	Contingent liabilities	Commitments	Contingent liabilities	Commitments
	(Euro in millions)
Concentration of exposure
Republic of Ireland	2,345	12,819	3,860	9,165
United States of America	3,211	3,417	3,366	3,007
United Kingdom	1,470	6,010	1,287	6,069
Poland	67	1,777	40	1,237
Rest of the world	—	33	—	80

	7,093	24,056	8,553	19,558

There exists a contingent liability to repay in whole or in part grants received on equipment leased to customers if certain events set out in the agreements occur.

Allied Irish Banks, p.l.c. has given guarantees in respect of the liabilities of certain of its subsidiaries and has also given guarantees to the satisfaction of the relevant regulatory authorities for the protection of the depositors of certain of its banking subsidiaries in the various jurisdictions in which such subsidiaries operate.

Following the foreign exchange pricing issue in 2004, Allied Irish Banks, p.l.c. agreed a management action plan with the Financial Regulator which included:- the introduction of a speak up policy as an additional channel to help staff raise concerns; the improvement and simplification of product delivery processes; and the strengthening of enterprise-wide quality assurance, risk and compliance functions. On September 27, 2006 Allied Irish Banks, p.l.c. announced that following a comprehensive review of products and services with the purpose of identifying any shortcomings or issues and correcting them appropriately, a range of issues under foreign exchange and other headings were identified. The bank stated that most of these were dealt with and restitution, where appropriate, had been or would be made and that it continued to deal with the Financial Regulator in this regard. The bank further stated that it had completed investigations into two major issues - the application of incorrect margins or overcharging on foreign exchange transactions in the early 1990s and other instances related to interest overcharging which arose in the late 1980s. In relation to all of these matters, the bank announced that payment of restitution to customers, where it had been possible to identify the amount, had been or would be made. This amounted to €11 million. Where identification was not possible, it was agreed with the Financial Regulator that a payment of €20.6 million would be made to charity. This amount has since been paid.

Except as set out below, AIB Group is not, nor has been, involved in, nor are there, so far as the Company is aware, pending or threatened by or against AIB Group any legal or arbitration proceedings which may have, or have had during the previous twelve months, a significant effect on the financial position of AIB Group.

Class action and purported stockholder derivative action

On March 5, 2002 and on April 24, 2002, separate class action lawsuits under the Securities Exchange Act, 1934 of the United States were filed in the United States District Court for the Southern District of New York against AIB, Allfirst and certain serving and past officers and directors of Allfirst and its subsidiaries, seeking compensatory damages, legal fees and other costs and expenses relating to alleged misrepresentations in filings of AIB and Allfirst. On 3 May, 2002, a motion to consolidate both cases and to appoint a lead plaintiff was filed with the Court. On December 7, 2004 the Court granted this motion. In accordance with the direction of the Court, the plaintiffs filed an amended and consolidated complaint on February 7, 2005. Certain of the defendants (including AIB and Allfirst) filed a motion to dismiss the consolidated amended complaint on April 8, 2005. In December 2005 a settlement was reached, under which all claims are to be dismissed without any admission of liability or wrongdoing by any defendant. The class of security holders will receive a cash payment of US$ 2.5 million, out of which the Court will be asked to award Attorneys’ fees to class counsel. On July 17, 2006 the Court approved the settlement.

        On May 13, 2002, a purported stockholder derivative action was filed in the Circuit Court for Baltimore City, Maryland. A holder of AIB American Depositary Shares purported to sue certain present and former directors and officers of Allfirst Bank on behalf of AIB, alleging those persons were liable for the foreign exchange trading losses. No relief was sought in the purported derivative action against AIB, Allfirst or Allfirst Bank. On December, 30 2002, the Court dismissed the action. On January 10, 2003, the plaintiffs filed a motion seeking to have the Court amend or revise the judgement, or to be granted leave to file an amended complaint. This was dismissed on March 3, 2003. The plaintiffs filed a second such motion on March 17, 2003. The Court dismissed this on April 4, 2003. On June 20, 2003, the plaintiffs’ petition to bypass the Maryland Court of Special Appeals and appeal directly to the Maryland Court of Appeals was denied by the Maryland Court of Appeals. The plaintiffs’ appeal to the Maryland Court of Special Appeals was argued on January 12, 2004. On December 3, 2004 the Maryland Court of Special Appeals affirmed the dismissal of the action. On January 21, 2005, the plaintiff petitioned the Maryland Court of Appeals to hear an appeal from this decision. Oral argument on this appeal was heard on September 1, 2005 and judgment delivered on December 13, 2005. By a vote of six to one, the Court upheld the judgment of the Court of Special Appeals affirming the dismissal of the action. On January 11, 2006 the Attorneys for the Plaintiff filed a motion asking the Court of Appeals to reconsider its decision. On 6 February, 2006 the Court of Appeal dismissed this motion.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

47. DERIVATIVE FINANCIAL INSTRUMENTS

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

The Group uses interest rate swaps to manage the impact on income and stockholder value of interest rate changes on variable and fixed rate assets. In addition, swaps are used to hedge the Group’s funding costs.

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

Options are contracts that give the purchaser the right, but not the obligation, to buy or sell an underlying asset e.g. bond, foreign currency, or equity index, at a certain price on or before an agreed date. These provide more flexible means of managing exposure to changes in interest rates, exchange rates and equity index levels. Foreign exchange rate options are used by the Group to hedge income and expenses arising from non-euro denominated assets and liabilities. Foreign exchange rate options are also used to hedge exposures arising from customer transactions.

Interest rate caps/floors are a series of options that give the buyer the ability to fix the maximum or minimum rate of interest. A combination of an interest rate cap and floor is known as an interest rate collar. Forward foreign exchange contracts are agreements to buy or sell a specified quantity of foreign currency, usually on a specified date, at an agreed exchange rate. These contracts are used by customers to fix the exchange rates for future foreign exchange transactions. They are also used by the Group to hedge non-euro income and expenses.

Credit derivatives are contracts, the value of which are determined by the credit worthiness of some underlying borrower or borrowers. They are used in the industry to increase (take a position in) or decrease (hedge) an exposure to credit risk. AIB takes positions in credit risk through credit derivatives, primarily Credit Default Swaps (“CDS”). It has little activity in purchasing derivatives to hedge credit risk.

Any activity in this area is approved through the normal credit approval process.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

The following tables present the notional principal amount and the gross replacement cost of interest rate, exchange rate and equity contracts at December 31, 2006 and 2005.

	December 31, 2006		December 31, 2005
	Notional principal amount	Gross replacement cost	Notional principal amount	Gross replacement cost
	(Euro in millions)
Interest rate contracts(1)
Trading	145,600	689	126,885	685
Non-trading	71,835	476	51,441	461

	217,435	1,165	178,326	1,146

Exchange rate contracts(1)
Trading	20,226	107	19,799	238
Non-trading	—	—	—	—

	20,226	107	19,799	238

Equity contracts(1)
Trading	6,485	438	4,386	253
Non-trading	—	—	—	—

	6,485	438	4,386	253

Credit derivatives(1)
Trading	570	—	—	—
Non-trading	—	—	—	—

	570	—	—	—

(1)	Interest rate contracts are entered into for both trading and hedging purposes. Equity, exchange rate and credit derivative contracts are entered into for trading purposes only.

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

The following table analyzes the notional amount and gross replacement cost of interest rate, exchange rate and equity contracts by maturity.

	Residual maturity
	< 1 year	1 < 5 years	5 years +	Total
	(Euro in millions)
2006
Notional amount	146,629	73,469	24,618	244,716
Gross replacement cost	695	717	298	1,710

2005
Notional amount	131,780	54,060	16,671	202,511
Gross replacement cost	557	645	435	1,637

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

AIB Group has the following concentration of exposures in respect of notional amount and gross replacement cost of all interest rate, exchange rate and equity contracts. The concentrations are based primarily on the location of the office recording the transaction.

	December 31, 2006		December 31, 2005
	Notional amount	Gross replacement cost	Notional amount	Gross replacement cost
	(Euro in millions)
Republic of Ireland	192,329	1,403	161,589	1,318
Unites States of America	3,712	34	4,134	40
United Kingdom	24,952	182	18,449	184
Poland	23,723	91	18,339	95

	244,716	1,710	202,511	1,637

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

The Group’s credit exposure at 31 December 2006 and 2005 from derivatives held for trading purposes is represented by the fair value of instruments with a positive fair value (assets in the table on page 172). The risk that counterparties to derivative contracts might default on their obligations is monitored on an ongoing basis and the level of credit risk is minimised by dealing with counterparties of good credit standing. All trading instruments are subject to market risk. As the traded instruments are recognized at market value, these changes directly affect reported income for the period. Exposure to market risk is managed in accordance with risk limits approved by the Board through buying or selling instruments or entering into offsetting positions.

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

To achieve its risk management objective, the Group uses a combination of derivative financial instruments, particularly interest rate swaps, futures and options, as well as other contracts. The table on page 172 presents the notional and fair value amounts, weighted average maturity and weighted average receive and pay rates for instruments held for risk management purposes entered into by the Group at December 31, 2006 and 2005.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

The following table shows the notional principal amounts of derivative financial instruments, analyzed by product and purpose as at December 31, 2006 and December 31, 2005.

	December 31, 2006			December 31, 2005
	Notional amount	Fair values		Notional amount	Fair values
		Assets	Liabilities		Assets	Liabilities
	(Euro in millions)
Derivatives held for trading

Interest rate derivatives - over the counter (OTC)
Interest rate swaps	93,020	768	(723)	91,154	556	(642)
Cross-currency interest rate swaps(1)	2,018	1,042	(1,024)	1,509	766	(754)
Forward rate agreements	27,233	13	(12)	17,056	8	(7)
Interest rate options	3,302	8	(8)	2,716	4	(4)
Other interest rate contracts	446	2	(3)	178	—	—

Total OTC interest rate contracts	126,019	1,833	(1,770)	112,613	1,334	(1,407)
Interest rate derivatives - exchange traded
Interest rate futures	19,581	—	(3)	14,272	—	(5)

Interest rate contracts total	145,600	1,833	(1,773)	126,885	1,334	(1,412)

Foreign exchange derivatives - (OTC)
Currency forwards	329	3	(10)	2,451	8	(11)
Currency swaps	12,773	165	(154)	14,640	232	(216)
Currency options bought & sold	7,124	31	(22)	2,664	21	(17)

Total OTC foreign exchange derivatives	20,226	199	(186)	19,755	261	(244)
Foreign exchange derivatives - exchange traded
Foreign exchange traded options	—	—	—	44	—	—

Foreign exchange derivatives total	20,226	199	(186)	19,799	261	(244)

Equity index contracts (OTC)	6,393	437	(423)	4,386	254	(123)
Equity index options	92	1	—	—	—	—

Equity index contracts total	6,485	438	(423)	4,386	254	(123)

Credit derivatives (OTC)
Credit derivatives	570	—	—	—	—	—

Credit derivative contracts total	570	—	—	—	—	—

Total trading contracts	172,881	2,470	(2,382)	151,070	1,849	(1,779)

Derivatives designated as fair value hedges
Interest rate swaps (OTC)	47,374	396	(116)	32,923	368	(170)
Derivatives designated as cash flow hedges
Interest rate swaps (OTC)	24,461	24	(33)	18,518	222	(18)

Total hedging contracts	71,835	420	(149)	51,441	590	(188)

Total derivative financial instruments	244,716	2,890	(2,531)	202,511	2,439	(1,967)

(1)	Cross currency interest rate swaps have an exchange of nominals on settlement. Such nominals are therefore shown gross on the balance sheet.

The total hedging ineffectiveness charged to the income statement on cash flow hedges amounted to €13 million (2005: €4.3 million).

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

These tables present the notional principal and fair value amounts, weighted average maturity and weighted average receive and pay rates for instruments held for risk management purposes entered into by the Group for 2006 and 2005.

	Notional principal amount		Weighted average maturity in years		Weighted average rate				Fair value
					Receive		Pay
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	(Euro in millions)%			%	%	%	%	%	(Euro in millions)
Interest rate derivatives designated as fair value hedges
Interest rate swaps:
Pay fixed
1 year or less	1,058	1,248	0.32	0.42	3.76	2.81	4.12	3.99	(13)	(21)
1 - 5 years	1,747	1,902	2.81	2.52	3.72	3.09	3.98	4.40	(10)	(53)
Over 5 years	1,034	872	13.41	12.85	4.11	3.44	4.79	5.10	(8)	(62)

	3,839	4,022	4.98	4.11	3.83	3.08	4.24	4.42	(31)	(136)

Receive fixed
1 year or less	24,209	19,874	0.23	0.27	4.26	3.14	4.29	2.98	247	153
1 - 5 years	4,957	170	2.47	3.56	3.45	5.00	3.59	4.33	15	14
Over 5 years	2,863	1,834	11.08	14.63	4.79	5.34	4.10	5.11	21	155

	32,029	21,878	1.55	1.50	4.18	3.33	4.16	3.17	283	322

Pay/receive floating
1 year or less	3,511	10	0.60	0.75	3.85	3.69	3.87	3.88	9	—
1 - 5 years	5,807	5,231	3.16	2.28	3.63	2.56	3.64	2.51	12	8
Over 5 years	2,188	1,782	7.73	8.17	3.84	2.71	3.85	2.67	7	4

	11,506	7,023	3.25	3.77	3.74	2.60	3.75	2.55	28	12

Interest rate derivatives designated as cash flows hedges
Interest rate swaps:
Pay fixed
1 year or less	417	284	0.72	0.59	3.67	2.27	3.09	2.99	3	—
1 - 5 years	2,980	2,311	2.83	2.97	3.63	2.45	3.38	3.05	35	(5)
Over 5 years	379	266	6.54	6.93	3.65	2.38	3.94	3.82	2	(9)

	3,776	2,861	2.97	3.10	3.64	2.42	3.40	3.12	40	(14)

Receive fixed
1 year or less	4,692	2,121	0.43	0.52	4.26	4.11	4.02	2.64	29	12
1 - 5 years	12,013	10,714	2.86	2.66	4.06	3.87	4.09	2.68	(38)	131
Over 5 years	3,980	2,822	7.20	6.71	4.61	4.62	4.50	2.56	(40)	75

	20,685	15,657	3.15	3.10	4.21	4.04	4.15	2.65	(49)	218

The pay fixed cash flow hedges are used to hedge the cash flows on variable rate liabilities, primarily floating rate notes. The cash flows are expected to occur in periods up to 2016. The receive fixed cash flow hedges are used to hedge the cash flows on variable rate assets, primarily the variable rate loan portfolio. The cash flows are expected to occur in periods up to 2016. The fair value hedges are entered into to hedge the exposure to changes in the fair value of recognized assets or liabilities arising from changes in interest rates, primarily available for sale securities and fixed rate liabilities. The fair values of financial instruments are set out in note 54.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

Netting financial assets and financial liabilities

Derivatives financial instruments are shown on the balance sheet at their fair value, those with a positive fair value are reported as assets and those with a negative fair value are reported as liabilities.

The Group has a number of master netting agreements in place which allow it to net positive and negative fair values on derivatives contracts in the event of default by the counterparty. The effect of netting contracts subject to master netting agreements would reduce the balance sheet carrying amount of derivative assets and liabilities by €503 million (2005: €502 million).

48. COMMITMENTS

Capital expenditure

Estimated outstanding commitments for capital expenditure not provided for in the accounts amounted to €162 million (2005: €188 million). Capital expenditure authorized, but not yet contracted for, amounted to €144 million (2005: €140 million). The general purpose of the capital commitments is buildings, predominantly the development of Bankcentre, and technology related expenditure.

Operating lease rentals

The total of future minimum lease payments under non-cancellable operating leases are set out below:

	December 31,
	2006	2005
	(Euro in millions)
One year	45	18
One to two years	58	21
Two to three years	55	34
Three to four years	53	31
Four to five years	47	43
Over five years	554	434

Total	812	581

Significant leases are set out in notes 10 & 11 together with initial rents payable and minimum lease terms. Other operating leases in place have various lease terms.

In addition, the term of the lease of the new Bankcentre development, outlined in note 10, shall commence from the date of issue of the completion certificate for the development, or sections thereof, or if later the date on which the contract price under the development agreement has been paid.

There are no contingent rents payable and all lease payments are at fair value.

The total of future minimum sublease payments expected to be received under non-cancellable subleases at the balance sheet date were €8 million (2005: €10 million).

Operating lease payments recognized as an expense for the period were €46 million (2005: €37 million). Sublease income amounted to €2 million (2005: €1 million).

49. RELATED PARTY TRANSACTIONS

(a) Transactions with subsidiary undertakings

Allied Irish Banks, p.l.c. (“AIB”) is the ultimate parent company of the Group. Banking transactions are entered into by AIB with its subsidiaries in the normal course of business. These include loans, deposits and foreign currency transactions on an “arms length” basis.

(b) Associated undertakings and joint ventures

From time to time the Group provides certain banking and financial services for associated undertakings. Details of loans to associates are set out in Note 23 and 24, while deposits from associates are set out in Notes 34 and 35.

(c) Sale and Leaseback of Blocks E, F, G and H Bankcentre to Hibernian Life and Pensions Ltd. (“HLP”)

On June 9, 2006, the Group agreed the sale and leaseback of blocks E, F, G, and H at Bankcentre (note 10). The lease is for 20 years. The blocks were sold to HLP for a total consideration of €170.5 million. AIB hold a 24.99% share of Hibernian Life and Holdings Ltd. (HLH) which is the holding company for Ark Life and HLP. The initial annual rent payable on blocks E, F, G and H per annum is €7.1 million.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

(d) Provision of banking and related services to Group Pension Funds, unit trusts and investment funds managed by Group Companies

The Group provides certain banking and financial services for the AIB Group Pension Funds and also for unit trusts and investment funds managed by Group companies. Such services are provided on terms similar to those that apply to third parties and are not material to the Group.

(e) Compensation of Key Management Personnel

The following disclosures are made in accordance with the provisions of IAS 24 - Related Party Disclosures, in respect of the compensation of key management personnel. Under IAS 24, “Key Management Personnel” are defined as comprising directors (executive and non-executive) together with senior executive officers, (namely, the members of the Group Executive Committee (see pages 53 and 54) and, in 2005, the Chief Financial Officer, up to the date of his retirement on September 30, 2005).

The figures shown below include the figures separately reported in respect of directors’ remuneration, shown in the “Report on Directors’ Remuneration and Interests” in Item 6.

	December 31,
	2006	2005
	(Euro in millions)
Short-term employee benefits(1)	12.3	11.2
Post-employment benefits(2)	2.1	6.3
Termination benefits(3)	0.8	0.9
Equity compensation benefits(4)	3.1	1.8

Total	18.3	20.2

(1)

comprises (a) in the case of executive directors and the other senior executive officers: salary, directors’ fees, bonus, profit share plan benefits, medical insurance, benefit-in-kind arising from preferential loans and use of company car (or payment in lieu), and other short-term benefits, and (b) in the case of non-executive directors: directors’ fees. Figures for 2006 relate to 3 executive directors (2005:5) - see “Remuneration” page 55: 7 other senior executive officers (2005:9); and 11 non-executive directors (2005: 10), excluding Mr. R.G. Wilmers, fees in respect of whose service as a designated director of M&T Bank Corporation (“M&T”), amounting to €36,023 (2005: €35,000) were paid to M&T;

(2)

comprises (a) payments to defined benefit pension plans, in accordance with actuarial advice, to provide post-retirement pensions from normal retirement date in respect of 3 executive directors (2005:5); 2 non-executive directors (2005:2); and 7 other senior executive officers (2005:9); (b) one-off payments in 2005 to such plans to meet liabilities arising from augmented pension benefits paid on retirement (see Remuneration - in respect of 2 executive directors and 2 senior executive officers; (c) the payment of pensions to former directors or their dependants, granted on an ex gratia basis; and (d) an amount of €650,000 (2005: €650,000) to amortize a deficit in the Non-Executive Directors’ Pension Plan, in accordance with actuarial advice;

(3)

lump sum payments made in 2006 to Mr. Gary Kennedy (see page 176), and on retirement to Mr. Aidan McKeon, and lump sum payments made in 2005 on retirement to two senior executive officers, neither of whom was a director;

(4)

the value of awards made to executive directors and other senior executive officers under the company’s share option plan and long term incentive plans (which are described in Note 12); the value shown, which has been determined by applying the valuation techniques described in Note 12, relate to 3 executive directors and 6 other senior executive officers in 2006 (2005: 3 executive directors and 9 other senior executive officers).

(f) Transactions with Key Management Personnel

(1)	At December 31, 2006, deposit and other credit balances held by Key Management Personnel amounted to €5.3 million (2005: €5.0 million).
(2)

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

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

The following amounts were outstanding at year-end in loans, or quasi-loans (effectively, credit card facilities) to persons who at any time during the year were Key Management Personnel:

	December 31, 2006		December 31, 2005
	Loans	Quasi-loans	Loans	Quasi-loans
A. Directors	€3.7m	€0.05m	€2.6m	€0.04m
(number of persons)	(7)	(11)	(6)	(8)
B. Other Senior Executive Officers *	€3.7m	€0.03m	€2.1m	€0.03m
(number of persons)	(5)	(6)	(6)	(8)

Total	€7.4m	€0.08m	€4.7m	€0.07m
(number of persons)	(12)	(17)	(12)	(16)

*	Group Executive Committee members (other than executive directors, whose figures are included at A)

(g) Indemnities

On February 2, 2004, AIB Capital Markets plc, a wholly-owned subsidiary, extended the terms of an indemnity previously given to certain former directors, officers and employees of Govett Investment Management Ltd. (“Govett”) - now “AIB Investment Management Limited” - to Mr. Michael Buckley, the former Group Chief Executive, and Mr. Colm Doherty, Managing Director, AIB Capital Markets; Mr. Buckley is a former director of a split capital trust managed by Govett, and Mr. Doherty is a former director of Govett. The aggregate liability of AIB Capital Markets plc under the aforementioned indemnity is €10 million.

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

Allied Irish Banks, p.l.c. has indemnified the Directors of Allied Irish Banks Pensions Limited and AIB DC Pensions (Ireland) Limited, the trustees of the Group’s Republic of Ireland defined benefit and defined contribution pension plans, respectively, against any actions, claims or demands arising out of their actions as Directors of the trustee companies, other than by reason of wilful default. Mr. Adrian Burke, a Director of the Company, is a Director of the above-mentioned trustee companies.

(h) Payment to a former Director

In accordance with stockholder approval given at the 2006 Annual General Meeting, a payment of €738,675 was made to Mr. Gary Kennedy, who resigned as a director of the company on December 31, 2005, which included compensation for loss of office, and fees in relation to legal, pension, taxation and other advice.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

50. CURRENCY INFORMATION

	Assets		Liabilities
	2006	2005	2006	2005
	(Euro in millions)		(Euro in millions)
Euro	92,189	75,806	92,974	76,831
Other	66,337	57,408	65,552	56,383

	158,526	133,214	158,526	133,214

51. REPORTING CURRENCY AND EXCHANGE RATES

The currency used in these accounts is the euro which is denoted by “EUR” or the symbol €. Each euro is made up of one hundred cent, denoted by the symbol “c” in these accounts.

The exchange rates used in the preparation of the Consolidated Financial Statements for the years ended December 31, 2006 and 2005 were as follows:

	December 31,
	2006	2005
€/US$
Closing	1.3170	1.1797
Average	1.2566	1.2484
€/Stg£
Closing	0.6715	0.6853
Average	0.6822	0.6851
€/PLN
Closing	3.8310	3.8600
Average	3.8965	4.0276

52. CAPITAL ADEQUACY INFORMATION

	December 31,
	2006	2005
	(Euro in millions)
Risk weighted assets
Banking book:
On balance sheet	101,285	79,520
Off-balance sheet	13,033	14,682

	114,318	94,202

Trading book:
Market risks	8,172	6,891
Counterparty and settlement risks	544	563

	8,716	7,454

Total risk weighted assets.	123,034	101,656

Capital
Tier 1	10,116	7,275
Tier 2	3,838	4,089

	13,954	11,364
Supervisory deductions	310	487

Total Capital	13,644	10,877

53. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INTERNATIONAL AND UNITED STATES ACCOUNTING PRINCIPLES

The following is a description of the significant differences between International Financial Reporting Standards (“IFRS”) and those applicable in the United States of America (“US GAAP”).

IFRS	US GAAP
Loan impairment

Where loans previously charged off are expected to be recovered, IFRS permits reversal of charge offs even if the cash has not actually been received.	Under AICPA Audit and Accounting Guide, Chapter 9 “Credit Losses”, credit losses for loans are deducted from the allowance. The loan is charged off in the period in which the loan is deemed uncollectible. Recoveries of loans previously charged off are recorded only when received.

Impact: There is a difference in net income and stockholders’ equity under IFRS and US GAAP reflecting the time lag between when loans previously charged off are expected to be recovered and when the cash is actually received.

Share-based payment

IFRS 2 “Share-based payment” requires a fair value based method of accounting for all share-based payments. This value is determined using an options pricing model. The expense is recognized over the period in which the options are expected to vest. The Group applies IFRS 2 to options granted after November 7, 2002.

All share-based payments are equity settled, as defined in IFRS 2 ‘Share-based payment”.

In 2006 the Group has adopted SFAS 123R “Share Based Payment” which requires entities to recognize expense for stock-based compensation using the fair value method of accounting. All options granted which are unvested must be expensed over the relevant service period. For 2004 and 2005, the Group applied the provisions of APB 25 - “Accounting for stock issued to employees” and accounted for share based payments using the intrinsic value method. Share option plans indexed to a factor which is not a market, performance or service condition are classified as liability awards under SFAS 123R.

Impact: Following the adoption by the Group of SFAS 123R, on January 1, 2006 net income is lower under US GAAP as (i) options that were granted prior to November 7, 2002 are expensed over the period in which the options are expected to vest and (ii) the liability classification of certain share option plans has given rise to additional expense under SFAS 123R. Additionally stockholders’ equity will be lower under US GAAP due to this liability classification.

Derivatives and hedging

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

The mark to market of derivatives classified as fair value hedges is recognized in the income statement within other financial income. The hedged item in a fair value hedge is fair valued with respect to the risk being hedged only as long as the hedge remains effective and the mark to market of the hedged item is reported in the income statement as it arises.

The mark to market of derivatives designated as cash flow hedges is accounted for in equity, net of the deferred tax impact. Subsequently it is released into the income statement in line with the income statement recognition of the element of the hedged asset, liability or highly probable forecast transaction. Any ineffective portion is reported in the income statement as it arises.

All derivatives are recognized as either assets or liabilities in the statement of financial position and measured at fair value. The recognition of the changes in the fair value of a derivative depends upon its intended use. Derivatives that do not qualify for hedging treatment must be adjusted to fair value through earnings. If certain conditions are met, a derivative may be specifically designed as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or foreign currency denominated forecasted transaction. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designations.

IFRS	US GAAP

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

Impact: In certain instances, positions which achieve hedge accounting under IFRS do not meet hedge accounting conditions under US GAAP. The effect of these hedging adjustments has been reversed for US GAAP purposes.

Revaluation of property

Prior to its transition to IFRS, the Group revalued its properties under Irish GAAP. On transition to IFRS, the Group adopted a policy not to continue to revalue its properties and as permitted under IFRS 1, retained the existing carrying value of occupied properties at January 1, 2004 as deemed cost. This results in property either being carried at original cost or at a subsequent valuation, less related depreciation, calculated on the revalued amount where applicable.	Revaluations are not permitted to be reflected in the financial statements.

Impact: The values of tangible fixed assets and stockholders’ equity are lower under US GAAP than IFRS. There is a correspondingly lower depreciation charge and higher net income under US GAAP. When properties are disposed of, there will be higher gains (or smaller losses) under US GAAP, in comparison to IFRS.

Goodwill

Prior to 1998, goodwill was written off against equity in accordance with Irish GAAP. The Group did not elect to reinstate this goodwill on its balance sheet on transition to IFRS. From January 1, 1998, to December 31, 2003, goodwill was capitalized and amortized over its useful life. Goodwill is reviewed annually for impairment, or more frequently when there are indications that impairment may have occurred.

Goodwill arising on acquisitions prior to December 31, 2001 was capitalized and written off over its useful life, up to a maximum of 20 years.

With effect from January 1, 2002, due to the introduction of SFAS 142 “Goodwill and Other Intangible Assets”, goodwill is not amortized but retained at its value and reviewed for impairment.

Goodwill is reviewed for impairment on an annual basis. At 2006 and 2005 there was no impairment to goodwill under US GAAP.

Impact: Total goodwill and stockholders’ equity are both higher under US GAAP than under IFRS because (i) pre-1998 goodwill is included on the US GAAP balance sheet net of amortization and (ii) the amortization of all goodwill ceased on December 31, 2001 under US GAAP compared with December 31, 2003 under IFRS.

Insurance contracts

Life assurance products that are not classified as insurance contracts are accounted for under IAS 39. Products with sufficient insurance risk to be classified as insurance contracts under IFRS are accounted for using Embedded Value. The Embedded Value comprises two components: the net assets attributable to the Group and the present value of in-force business. The present value of in-force business is estimated as the net present value of future cash flows attributable to the Group, based on the market value of assets at the balance sheet date, using assumptions that reflect experience and a long-term outlook for the economy and then discounting at an appropriate discount rate.	The net present value of future earnings is not recognized. Acquisition costs are deferred and amortized in accordance with SFAS 97 “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments”.

Impact: Total assets and stockholders’ equity are lower under US GAAP because the present value of in-force business is not recognized. Net income is higher under US GAAP as the gain recognized on the disposal of 75.01% of Ark Life outweighs the reduction in income due to the non-recognition of the present value of in-force business.

IFRS	US GAAP
Retirement benefits

Scheme assets are valued at fair value and plan liabilities are measured using the projected unit method. The net plan assets and liabilities, are shown on the face of the balance sheet. Actuarial gains and losses are recognized through the statement of recognized income and expense.

SFAS 158 “Employers’ Accounting for Defined Benefit Pension and other Post retirement Plans - an amendment of FASB Statements No. 87, 88, 106 and 132R”, requires employers to recognize on their balance sheets the funded status of pension and post retirement benefits, as of December 31, 2006. The Group therefore recognizes actuarial gains and losses, prior service cost, and any remaining transition amounts from the initial application of SFAS 87 and 106, with the offset to accumulated other comprehensive income.

With effect from January 1, 2007, amounts recognized in accumulated other comprehensive income will be adjusted or “recycled” out of accumulated other comprehensive income when they are subsequently recognized as components of net periodic cost.

Impact: SFAS 158 aligns IFRS and US GAAP from a balance sheet perspective for both total assets and equity. There is an adjustment to assets and ordinary stockholders’ equity arising from the implementation of SFAS 158 at December 31, 2006. A difference will remain from an income statement perspective as prior service cost, transition obligation and net actuarial loss are recycled out of OCI into the income statement.

Foreign exchange translation on available for sale securities

Under IAS 39 changes in the value of debt securities attributable to foreign exchange fluctuations are taken to net income.	EITF 96-15 “Accounting for the Effects of Changes in Foreign Currency Exchange Rates on Foreign Currency Denominated Available for sale Debt Securities,” as amended by SFAS 133, states that the change in value of debt securities attributable to foreign exchange fluctuations is taken directly to reserves - “Other Comprehensive Income” and transferred to the income statement on disposal of the instrument.

Impact: There is a reclassification between net income and OCI for the change in value of debt securities attributable to foreign exchange fluctuations, and for the carrying value at date of disposal. There is no impact on overall stockholders’ equity in relation to this difference.

Unquoted equity shares

Under IAS 39, equity securities which are not quoted on a recognized exchange, but for which fair value can be readily measured, are required to be measured at fair value.	Equity securities that are not quoted on a recognized exchange are not considered to have a readily determinable fair value and are required to be measured at cost, less provision for impairment.

Impact: Stockholders’ equity is lower under US GAAP due to the positive mark to market of unquoted equity shares.

Accounting for investment in M&T Bank

The Group’s share of the assets and liabilities of M&T as at April 1, 2003 have been recorded at fair value in accordance with the accounting policies of the Group. In addition, the Group’s share of the profits of M&T since April 1, 2003 reflects the IFRS accounting rules applied by the Group.	Certain accounting policies used in relation to both the investment in M&T and the Group’s share of profits of M&T are different when compared to IFRS.

Impact: See page 187 for further information.

Sale and leaseback

Income from the sale and leaseback of the Bankcentre development is accounted for under IAS 11 - “Construction Contracts” and SIC 27 - “Evaluating the Substance of Transactions Involving the Legal Form of a Lease”. Such income is therefore recognized on a percentage completion basis.

Income from the sale and leaseback of existing properties are recognized immediately in the income statement, when the lease is an operating lease.

The sale and leaseback of the Bankcentre development and existing properties are accounted for under SFAS 28 - “Accounting for Sales with Leasebacks - an amendment of FASB Statement No. 13”, SFAS 66 - “Accounting for Sales of Real Estate” and SFAS 98 - “Accounting for Leases” and to the extent that the leases are qualifying sales and leasebacks under US GAAP, the income is deferred and recognized over the lease term. Where a sale is not consummated or there is a significant continuing involvement by the seller/lessee in the property then the transaction is accounted for by means of deposit accounting or as a financing.

Impact: Net income and stockholders’ equity is lower under US GAAP as (i) Construction contract income recognized under IFRS by reference to stage of completion is reversed under US GAAP; and (ii) income from the sale and leaseback of existing properties is recognized immediately under IFRS but over the life of the lease under US GAAP.

IFRS	US GAAP
Loan origination

IAS 39 does not consider certain internal costs to be incremental costs directly attributable to the origination of financial instruments and these certain internal costs are excluded from the effective interest calculations and are taken to the income statement as incurred.	SFAS 91 “Accounting for Non-refundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases” requires loan origination fees and direct costs (including certain internal costs) to be deferred and recognized over the life of the loan as an adjustment of yield. The internal costs include specified activities performed by the lender for that loan, including evaluating the borrower’s financial condition; evaluating and recording guarantees; negotiating loan terms and closing the transaction.

Impact: There is an income statement adjustment arising from the difference between the costs deferred in an accounting period and the amortization of previously deferred costs. Stockholders’ equity is higher under US GAAP due to the deferral of additional costs.

Liabilities and equity

The Group classifies a financial instrument that it issues as a financial asset, financial liability or an equity instrument in accordance with the substance of the contractual arrangement. An instrument is classified as a liability if there is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities on potentially unfavourable terms. An instrument is classified as equity if it evidences a residual interest in the assets of the Group after the deduction of liabilities.	Under US GAAP, preferred securities issued by the Group are classified as other equity interests due to the fact that redemption of these securities is not mandatory and would only become mandatory on the occurrence of a trigger event which is not certain to occur.

Impact: Preferred securities are classified in other equity interests under US GAAP and therefore net income is higher due to (i) the reversal of interest accrued on the preferred securities (ii) the reclassification of interest paid as a distribution and (iii) the reversal of the effect of foreign exchange fluctuations.

Discontinued activities

The disposal of Ark Life is classified as a discontinued activity under IFRS 5.	The Group has a continuing involvement in the operations of the disposal component and therefore this is not classified as a discontinued activity under SFAS 144.

Impact: There is no impact on net income or stockholders’ equity due to this classification difference.

For those standards that were not adopted until January 1, 2005, Irish GAAP continued to be applied throughout 2004 in accordance with IFRS transition rules. Therefore, for December 31, 2004 the differences relating to available-for-sale securities and Securities held for hedging purposes are set out below.

IR GAAP	US GAAP
Derivatives and hedging

The Group uses derivatives, for both trading and hedging purposes. The accounting treatment for these derivative instruments is dependent on whether they are entered into for trading or hedging purposes. Trading instruments are recognized in the accounts at fair value with the adjustment arising included in other assets and other liabilities, as appropriate, in the consolidated balance sheet. Derivative transactions entered into for hedging purposes are recognized in the accounts in accordance with the accounting treatment of the underlying transactions being hedged.	As described on page 178.

Impact: Hedging derivatives are marked to market under US GAAP but accounted for on an accruals basis under Irish GAAP. Net income and stockholders’ equity under US GAAP fluctuates based on this mark to market.

Available-for-sale securities

Investment securities held for investment purposes are stated in the balance sheet at amortized cost less provision for any impairment in value.	Available-for-sale securities are marked to market through equity.

Impact: Stockholders’ equity will be higher under US GAAP due to the positive mark to market of available-for-sale securities.

Securities held for hedging purposes

Gain and losses on the disposal of debt securities used to hedge the Group’s sensitivity to movements in market interest rates are deferred and amortized to the income statement over the lives of the underlying transactions.	Gains and losses on the disposal of debt securities are recognized immediately in the income statement.

Impact: Net income and stockholders’ equity will be higher under US GAAP due to the immediate recognition of gains on the disposal of debt securities held for hedging purposes.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

				Years ended December 31,
				2006	2005	2004
				(Euro in millions)
Consolidated net income
Net income (Group profit attributable to the ordinary stockholders of AIB) as in the consolidated statement of income				2,185	1,343	1,150
Adjustments in respect of:
Loan impairment	(c	)		14	132	—
Share based payment				(36)	16	4
Derivatives and hedging				(351)	(90)	113
Revaluation of property				56	4	2
Insurance contracts				13	(12)	(58)
Retirement benefits	(g	)		(49)	(59)	(29)
Foreign exchange translation on available for sale securities				460	(352)	—
Accounting for investment in M&T Bank	(f	)		3	4	(9)
Sale and leaseback				(425)	(53)	—
Loan origination				12	(5)	—
Liabilities and equity				41	—	—
Securities held for hedging purposes				—	—	5
Taxation				—	(14)	(1)
Other				(3)	(11)	(8)
Deferred tax effect of the above adjustments	(d	)		66	63	7

Net income in accordance with US GAAP				1,986	966	1,176

Net income applicable to ordinary stockholders of AIB in accordance with US GAAP				€1,932	928	1,169

Equivalent to			US$	2,544

Year end exchange rate €/US$				1.3170

Basic earnings per ADS* in accordance with US GAAP				€4.44	2.15	2.74
Dilutive effect of ADS* options				€(0.03)	(0.02)	(0.01)

Diluted earnings per ADS* in accordance with US GAAP				€4.41	2.13	2.73

Basic earnings per share in accordance with US GAAP				€2.22	1.07	1.37
Dilutive effect of share options				€(0.02)	—	—

Diluted earnings per share in accordance with US GAAP				€2.20	1.07	1.37

* An American Depositary Share (ADS) represents two ordinary shares of €0.32 each.

				Years ended December 31,
				2006	2005	2004
				(Euro in millions)
Comprehensive income
Net income in accordance with US GAAP				1,986	966	1,176
Net change in available for sale securities, net of tax of €83 million (2005: €43 million; 2004: €10 million)				(551)	302	68
Minimum pension liability adjustment, net of tax of €26 million (2005: €73 million)	(g)			55	(171)	—
Insurance contracts, net of tax of €6 million				46	—	—
Currency translation adjustments				(165)	306	(88)

Comprehensive income				1,371	1,403	1,156

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

				December 31,
				2006	2005	2004
				(Euro in millions except per share amounts)
Consolidated ordinary stockholders’ equity
Consolidated stockholders’ equity per consolidated balance sheet				8,605	7,169	5,927
Other equity interests				(497)	(497)	(182)

Ordinary stockholders’ equity per consolidated balance sheet				8,108	6,672	5,745
Loan impairment	(c	)		—	(14)	—
Share based payment				(83)	—	(4)
Derivatives and hedging				(73)	—	46
Revaluation of property				(132)	(188)	(192)
Goodwill				279	296	248
Insurance contracts				(54)	(135)	(334)
Retirement benefits	(g	)		—	1,111	1,137
Unquoted equity shares				(129)	(50)	—
Accounting for investment in M&T Bank	(f	)		(3)	(41)	4
Sale and leaseback				(478)	(53)	—
Loan origination fees deferred				—	—	(85)
Loan origination costs deferred				92	80	85
Liabilities and equity				25	—	—
Available-for-sale securities				—	—	272
Securities held for hedging purposes				—	—	2
Taxation				—	—	14
Other				—	—	17
Deferred tax effect of the above adjustments	(d	)		144	(83)	(158)

Ordinary stockholders’ equity in accordance with US GAAP				€7,696	7,595	6,797

Equivalent to			US$	10,136

				December 31,
				2006	2005	2004
				(Euro in millions)
Statement of changes in ordinary stockholders’ equity
Opening balance				7,595	6,797	5,951
SFAS 123R transition adjustment				(56)	—	—
Net income for year				1,986	966	1,176
Dividends on equity shares				(587)	(532)	(474)
Dividends on other equity interests				(54)	(38)	(7)
Issue of shares				87	66	185
Share based payment				39	—	—
Insurance contracts				46	—	—
SFAS 158 transition adjustment/inclusion of all plans, net of tax	(g	)		(748)	—	—
Minimum pension liability adjustment, net of tax	(g	)		55	(171)	—
Net change in available for sale securities, net of tax				(551)	302	68
Other recognized gains/losses				(36)	(79)	—
Net movement in own shares				77	(6)	—
Currency translation adjustments				(165)	306	(88)
Other movements				8	(16)	(14)

Closing balance				7,696	7,595	6,797

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

			December 31,
			2006		2005
			(Euro in millions)
Consolidated total assets
Total assets as in the consolidated balance sheet				158,526	133,214
Loan impairment	(c	)		—	(14)
Derivatives and hedging				6	—
Revaluation of property				(132)	(188)
Goodwill				279	296
Insurance contracts				(54)	(135)
Retirement benefits	(g	)		—	1,111
Unquoted equity shares				(162)	(50)
Accounting for investment in M&T Bank	(f	)		(3)	(41)
Sale and leaseback				(423)	(53)
Loan origination costs deferred				92	80
Deferred taxation	(d	)		144	—

Total assets in accordance with US GAAP				€158,273	134,220

Equivalent to			US$	208,446

				December 31,
			2006		2005
			(Euro in millions)
Consolidated total liabilities and ordinary stockholders’ equity
Total liabilities and ordinary stockholders’ equity as in the consolidated balance sheet				158,526	133,214
Ordinary stockholders’ equity				(412)	923
Share-based payment				83	—
Derivatives and hedging				79	—
Minority interest - unquoted equity shares				(33)	—
Sale and leaseback				55	—
Liabilities and equity				(25)	—
Deferred taxation	(d	)		—	83

Total liabilities and ordinary stockholders’ equity in accordance with US GAAP				€158,273	134,220

Equivalent to			US$	208,446

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

(a) Debt securities

The following table shows the maturity distribution of the available-for-sale investment portfolio of the Group at December 31, 2006 based upon market value.

	Maturity distribution of available-for-sale investment portfolio December 31, 2006
	Maturing
	In one year or less	After one year through 5 years	After five years through 10 years	After 10 years	Total
	(Euro in millions)
Irish government	2	277	198	—	477
Euro government securities	1,115	1,393	728	—	3,236
Non Euro government securities	450	1,355	648	—	2,453
Non European government securities	263	585	505	5	1,358
U.S. Treasury & U.S. government securities	6	15	—	95	116
Collateralized mortgage obligations(1)	—	119	126	2,015	2,260
Other asset backed securities	18	12	—	387	417
Euro bank securities	477	2,239	792	—	3,508
Non Euro bank securities	207	2,972	286	36	3,501
Certificates of deposit	1,586	—	5	—	1,591
Other investments	82	181	176	16	455

Total	4,206	9,148	3,464	2,554	19,372

(1)	The maturity distribution is based upon long-term cash flow estimates for each security type and coupon rate.

The following table categorizes AIB Group’s available-for-sale investment portfolio by maturity and weighted average yield at December 31, 2006.

	December 31, 2006
	Within 1 year		After 1 but within 5 years		After 5 but within 10 years		After 10 years
	Euro	Yield %	Euro	Yield %	Euro	Yield %	Euro	Yield %
	(Euro in millions)
Irish government	2	3.8	277	4.2	198	4.2	—	—
Euro government securities	1,115	3.1	1,393	3.6	728	4.0	—	—
Non Euro government securities	450	4.5	1,355	4.7	648	4.7	—	—
Non European government securities	263	4.4	585	4.5	505	4.1	5	0.8
U.S. Treasury & U.S. government securities	6	3.0	15	3.9	—	—	95	5.9
Collateralized mortgage obligations	—	—	119	4.6	126	4.8	2,015	5.6
Other asset backed securities	18	5.8	12	5.2	—	—	387	6.4
Euro bank securities	477	3.3	2,239	3.2	792	3.6	—	—
Non Euro bank securities	207	4.6	2,972	4.6	286	4.9	36	4.7
Certificates of deposit	1,586	5.2	—	—	5	4.6	—	—
Other investments	82	6.1	181	5.6	176	6.3	16	6.3

Total	4,206	4.3	9,148	4.1	3,464	4.3	2,554	5.7

The weighted average yield for each range of maturities is calculated by dividing the annual interest prevailing at the balance sheet date by market value of securities held at that date.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

Investment securities sales

In the available-for-sale portfolio, proceeds from sales and maturities of debt securities during the years ended December 31, 2006, 2005 and 2004 amounted to €21 billion, €9 billion and €10 billion respectively. Gross realized gains and losses arising on the sale of these debt securities were as follows:

	Years ended December 31,
	2006	2005	2004
	(Euro in millions)
Gross realized gains	13	75	23
Gross realized losses	(17)	(58)	(8)

	(4)	17	15

There were no investment securities classified as held-to-maturity during the years ended December 31, 2006, 2005 and 2004. The cost of securities sold by the Group is determined using both the portfolio method of average cost and the specific identification method.

(b) Equity securities

In preparing its US GAAP information, the Group has applied SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities”.

Equity securities sales

In the “available-for-sale” portfolio, proceeds from sales of equity securities during the years ended December 31, 2006, 2005 and 2004 amounted to €43 million, €8 million and €10 million respectively. Gross realized gains and losses arising on the sale of these equity securities were as follows:

	Years ended December 31,
	2006	2005	2004
	(Euro in millions)
Gross realized gains	15	2	2
Gross realized losses	—	—	—

	15	2	2

(c) Loan impairment

In January 2005 in conjunction with the implementation of IAS 39, the Group introduced a new impairment provisioning methodology. This methodology included a number of changes in the approach used to estimate the loan impairment provisions and the accumulation and examination of additional information relating to credit trends and other factors relevant to the Group’s loan portfolio. The application of this revised methodology and the consideration of this additional information had the impact of reducing the estimate of the total credit provisions by €122 million (net of tax of €24 million) at January 1, 2005. It was determined that the update of the impairment provisions to IAS 39 methodology, at the date of transition to IFRS, gave rise to a transition adjustment to equity. The adjustment has been treated as a change in estimate in the 2005 income statement under US GAAP resulting in an increase in net income per ADS in accordance with US GAAP of €0.28 or 14%.

The consolidated net income reconciliation for 2006 and 2005 also includes an adjustment relating to the timing of recognition of recoveries of impairment losses on loans where cash has not been received.

(d) Deferred tax

Any difference giving rise to an adjustment for deferred tax arises from other adjustments to the income statement or balance sheet that have a consequential effect on the deferred tax provision.

(e) Special purpose vehicles/variable interest entities (VIEs)

The Group is the primary beneficiary of three VIEs set up to house a portfolio of mortgages in the UK and the US. The investment in the three mortgage pools amounts to €422 million (2005: Nil), which also represents the carrying value. There is no recourse to the Group by third parties in relation to these VIEs.

The Group has a significant variable interest in five collateralized debt obligations (“CDOs”) set up since 2001, four of which invest in European sub investment grade leveraged finance assets and one in US High Yield Bonds. The cumulative size of these CDOs at December 31, 2006 is €1,821 million (2005: €1,481 million). The Group’s investment and maximum exposure totals

€36	million (2005: €44 million). There is no recourse to the Group by third parties in relation to these CDOs.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

(f) Accounting for investment in M&T Bank

The following are the material adjustments made by the Group between IFRS and US GAAP when accounting for its share of M&T under the equity method.

Originated Mortgage Servicing Rights

M&T generates income from retaining the servicing rights on a portion of the mortgages they originate and subsequently sell on. Under US GAAP, the value of the OMSRs is capitalized on the balance sheet. The OMSRs are then amortized to the income statement over the life of the loan.

The Group did not recognize OMSRs in its accounting for the acquisition of its interest in M&T under Irish GAAP. On transition to IFRS, the Group availed of the exemption within paragraph B3 of Appendix B to IFRS 1 not to restate acquisitions of associates that occurred before the date of transition to IFRS.

Accordingly, the Group’s policy under IFRS was to recognize all OMSRs arising within M&T subsequent to the date of acquisition of its interest in M&T (April 1, 2003).

In preparing its US GAAP reconciliation, the Group includes the income and expense recognized by M&T on all its OMSRs within its share of income of associates.

Core deposit intangibles

Under US GAAP, M&T recognizes core deposit intangibles on the acquisition of subsidiary undertakings and amortizes them to the income statement.

The Group did not recognize core deposit intangibles in its accounting for the acquisition of its interest in M&T under Irish GAAP. On transition to IFRS, AIB availed of the exemption within paragraph B3 of Appendix B to IFRS 1 not to restate acquisitions of associates that occurred before the date of transition to IFRS.

IFRS requires the recognition of core deposit intangibles on acquisitions and in the Group’s case this policy is applied to all acquisitions arising after the date of transition to IFRS (January 1, 2004) including acquisitions completed by subsidiary and associated companies.

As a result, core deposit intangibles arising in M&T’s financial statements relating to acquisitions which were completed prior to the date of transition to IFRS are not recognized. The amortization of core deposit intangibles generated by M&T on previous acquisitions is therefore reversed for the IFRS financial statements.

In preparing its US GAAP reconciliation, the Group includes the expense recognized by M&T on core deposit intangibles, as well as the core deposit intangible the Group recognized on acquisition of its interest in M&T, within its share of income of associates.

Goodwill

As described on page 179, amortization of goodwill ceased under US GAAP on December 31, 2001, whereas under IFRS it ceased on January 1, 2004. In preparing its US GAAP reconciliation, the Group therefore reversed the amortization of goodwill arising on the acquisition of its interest in M&T in 2003.

The investment in associated undertaking caption on page 184 is analyzed as follows;

December 31, 2006
(Euro in millions)
Goodwill	35
OMSRs	(7)
Core deposit intangibles	(34)
Other	3

(3)

(g) Retirement benefits

The provisions of SFAS No. 87 “Employers’ Accounting for Pensions” and SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Post Retirement Plans - an amendment of FASB Statements No. 87, 88, 106 and 132R” are applied when accounting for retirement benefits under US GAAP. The disclosure requirements of SFAS 87 have been amended by SFAS No. 132R “Employers Disclosures about Pensions and Other Post-Retirement Benefits” and SFAS 158. The Group has applied SFAS 87, SFAS 132R and SFAS 158 in preparing its US GAAP information.

The impact of pronouncements in place during 2005 and 2004 (SFAS 87, 88, 106 and 132R) has been included in the US GAAP reconciliation in respect of the main AIB pension plans for these years. These plans make up approximately 95% of AIB Group’s plans in terms of assets and actuarial liabilities. An adjustment was made on January 1, 2006 to reflect all AIB pension plans in the US GAAP reconciliation. The Group adopted SFAS 158 as at December 31, 2006.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

The components of total pension expense which arise under SFAS 87 for defined benefit plans are estimated to be as follows:

	Years ended December 31,
	2006	2005	2004
	(Euro in millions)
Service cost	129	97	86
Interest cost	187	161	145
Expected return on plan assets	(205)	(173)	(164)
Amortization of loss	56	81	29
Other	—	1	4

	167	167	100

An expected rate of return of 6.5% on plan assets was used in determining the net periodic pension cost for the year ended December 31, 2006 (2005: 6.9%; 2004: 7.6%).

Actuarial assumptions used in determining the projected benefit obligation at December 31, 2006 included a discount rate in the range of 4.5% - 5.5% (2005: 4.3% - 4.75%; 2004: 4.9% - 5.3%), and an increase in future compensation expense of 3.0% - 4.75% (2005: 4%; 2004: 4%).

The following is a reconciliation of the beginning and ending balances of the benefit obligation, the fair value of the plan assets and an analysis of the funded status of the plans for the years ended December 31, 2006, 2005 and 2004.

	December 31,
	2006	2005	2004
	(Euro in millions)
Change in benefit obligation
Benefit obligation at beginning of year	4,140	3,217	2,709
Service cost	129	97	86
Prior service cost	7	14	—
Interest cost	187	161	145
Actuarial loss	18	674	355
Transfers from other Group plans	—	34	—
Currency translation adjustments	24	20	(3)
Benefits paid	(89)	(77)	(75)
Adjustment to include all AIB pension plans	135	—	—

Benefit obligation at end of year	4,551	4,140	3,217

Change in plan assets
Fair value of plan assets at beginning of year	3,032	2,447	2,130
Employers’ contributions	193	109	134
Actual return on plan assets	439	516	260
Currency translation adjustments	19	12	(2)
Fair value of plan assets transferred	—	25	—
Benefits paid	(89)	(77)	(75)
Adjustment to include all AIB pension plans	103	—	—

Fair value of plan assets at end of year	3,697	3,032	2,447

	December 31,
	2006	2005	2004
	(Euro in millions)
Funded status	n/a	(1,108)	(770)
Unrecognized transition obligation	n/a	47	54
Unrecognized net loss	n/a	1,328	1,095
Unrecognized prior service cost	n/a	13	—
Unrecognized prior service credit	n/a	(55)	(62)

Net amount recognized	n/a	225	317

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

The amounts recognized in the statement of financial position consist of:

	December 31,
	2006	2005	2004
	(Euro in millions)
Prepaid pension cost	204	225	317
Accrued benefit cost	(237)	(304)	—
Intangible assets	59	60	—
Minimum liability adjustment - Other Comprehensive Income (OCI)	178	244	—

	204	225	317

		December 31,
			2006
		(Euro in millions)
Funded status
PBO			4,551
Assets			3,697

Funded status			(854)

Amounts recognized in AOCI that have not yet been recognized as components of NPBC
Unrecognized transition obligation			40
Unrecognized net loss			1,047
Unrecognized prior service cost			19
Unrecognized prior service credit			(48)

			1,058

Amounts included in AOCI that are expected to be recognized in NPBC in 2007
Actuarial (gain)/loss recognized in NPBC			38
Prior service credit amortization in NPBC			(7)
Transition obligation in NPBC			7
Prior service cost amortization in NPBC			1

			39

The SFAS 158 transition adjustment for the funded plans is €880 million, gross of tax. This represents a debit to stockholders’ equity.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

The unrecognized prior service credit arose during the nine months ended December 31, 1992 mainly as a result of changes in the terms of the plans, following the restructure of the main Irish and UK plans during 1991.

Plan assets

The long term asset allocation policy for the assets of the AIB Group Irish Pension Plan (“the Irish Plan”), representing the bulk of defined pension assets and liabilities of the Group is as follows:

	December 31,
	2006	2005
Equities	65%	65%
Bonds	18%	18%
Property	14%	14%
Alternative funds	3%	3%
Cash deposits	—	—

The investment manager has discretion to vary the asset allocation policy on a tactical basis. In general, the asset allocation of the smaller defined benefit pension plans operated by the Group will not differ significantly from that set out above. Further detail on the actual asset allocation and the long term rate of return expected is detailed in Note 13 – Retirement benefits

Plan objectives

The Trustees’ long-term investment objectives are to:

-	Limit the risk of the assets failing to meet the liability of the Plans over the long-term, and

-	Maximize returns consistent with an acceptable level of risk so as to control the long-term costs of the Defined Benefit Plans.

The Trustees consider that the investment policy is consistent with meeting their overall long-term investment objectives. In pursuit of these long-term objectives, the Trustees establish an overall benchmark for the allocation of the Defined Benefit Plans’ assets between asset categories. In addition, each permitted asset class has its own benchmarks, such as the stock market or property valuation indices and desired levels of performance where relevant. As the main defined benefit plan (the Irish plan) is a closed plan, the asset allocation will be reviewed at least triennially, or more frequently if circumstances require it. The process involves an extensive asset and liability review.

Benefits expected to be paid over each of the next five years and in aggregate for the five years thereafter are:

	2007	2008	2009	2010	2011	2012-2017
	(Euro in millions)
AIB Group Irish Pension Plan	66	71	76	81	87	571
AIB Group UK Pension Plan	17	18	19	20	22	144

For the year ended December 31, 2007 AIB Group expects to contribute €75 million for the AIB Group Irish Pension Plan and €51 million for the AIB Group UK Pension Plan.

Post-retirement benefits

Post-retirement benefit liabilities are assessed actuarially on a similar basis to pension liabilities and are discounted at a long-term interest cost. The disclosure requirements of SFAS No. 106 have been amended by SFAS No. 132 “Employers Disclosures about Pensions and Other Post-Retirement Benefits”.

The Group has applied SFAS 106, SFAS 132R and SFAS 158 in preparing its US GAAP information.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

The following table shows the components of the net periodic post-retirement benefit cost for the years ended December 31, 2006 and 2005.

	Years ended December 31,
	2006	2005	2004
	(Euro in millions)
Service cost	3	2	1
Interest cost	4	4	1

	7	6	2

The weighted average annual assumed rate of increase in the per capita cost of covered benefits is 6.0% for 2006 and is assumed to decrease gradually to 5.0% in the year 2008 and will remain at that level thereafter. Increasing or decreasing the assumed health care cost trend rates by one percentage point in each future year would have an immaterial impact on post-retirement benefits costs.

The following is a reconciliation of the beginning and ending balances of the benefit obligation and an analysis of the funded status and the amounts recognized in the Group’s consolidated statement of condition.

	Years ended December 31,
	2006	2005	2004
	(Euro in millions)
Benefit obligation at beginning of year	83	23	16
Service cost	3	2	1
Interest cost	4	4	1
Amendments	—	35	—
Actuarial (gain)/loss	(11)	23	6
Benefits paid	(3)	(4)	(1)
Adjustment to include all AIB pension plans	7	—	—

Benefit obligation at end of year	83	83	23

Plan assets at fair value	—	—	—

Funded status	(83)	(83)	(23)
Unrecognized net (gain)/loss	19	23	6

	(64)	(60)	(17)

December 31,
2006
(Euro in millions)
Funded status
PBO	83
Assets	—

Funded status	(83)

The SFAS 158 transition adjustment for the unfunded plans is €19 million, gross of tax. This represents a debit to stockholders’ equity.

The assumptions used in developing the present value of the post-retirement benefit obligation are as follows:

	Years ended December 31,
	2006	2005	2004
	(Euro in millions)
Discount rate	4.70	4.30	4.90

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

(h) Impaired loans

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

At December 31, 2006 and 2005 the Group estimated that the difference between the carrying value of its loan portfolio on the basis of SFAS No. 114 and 118 and its value in the Group’s accounts was such that no adjustment to net income or consolidated ordinary stockholders’ equity was required.

At December 31, 2006, the Group’s investment in impaired loans amounts to €784 million (2005: €744 million; 2004: €704 million). €703 million (2005: €683 million) of this investment had allowances for loan losses of €459 million (2005: €458 million) and €81 million (2005: €61 million) of this investment had no related allowances for loan losses. The average level of such impaired lendings during 2006 was approximately €803 million (2005: €774 million). Interest income recognized on impaired loans during the year ended December 31, 2006 amounted to €24 million (2005: €23 million; 2004: €15 million).

(i) Adjusted earnings per share

Adjusted earnings per share (see note 20) is considered a non-GAAP measure under US GAAP.

(j) Discontinued operations

Discontinued operations result in different income statement classifications under US GAAP.

54. FAIR VALUE OF FINANCIAL INSTRUMENTS

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

Fair value information is not provided for certain financial instruments or for items that do not meet the definition of a financial instrument. These items include short-term debtors and creditors, intangible assets such as the value of the branch network and the long-term relationships with depositors, premises and equipment and stockholders’ equity. These items are material and accordingly the fair value information presented does not purport to represent, nor should it be construed to represent, the underlying value of the Group as a going concern at December 31, 2006.

The following table gives details of the carrying amounts and fair values of financial instruments at December 31, 2006 and 2005. As permitted by IFRS 1 “First time adoption of International Financial Reporting Standards” the carrying amount and fair value for 2005 are disclosed as previously reported in the 2005 Annual Report and on Form 20-F.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	December 31, 2006		December 31, 2005
	Carrying amount	Fair value	Carrying amount	Fair value
	(Euro in millions)
Assets
Trading financial instruments(1)
Trading portfolio financial assets	8,953	8,953	10,113	10,113
Trading derivative financial instruments	2,470	2,470	1,849	1,849

Non-trading financial instruments
Cash and balances at central banks(1)	989	989	742	742
Treasury bills and other eligible bills(1)	196	196	201	201
Items in course of collection(1)	527	527	402	402
Loans and receivables to banks(2)	12,900	12,913	7,129	7,129
Loans and receivables to customers(2)	105,466	105,417	83,614	83,673
Financial investments available for sale(1)	19,665	19,665	16,864	16,864
Hedging derivative financial instruments(1)	420	420	590	590

Liabilities
Trading financial instruments(1)
Trading portfolio financial liabilities	191	191	240	240
Trading derivative financial instruments	2,382	2,382	1,779	1,779

Non-trading financial instruments
Deposits by banks	33,433	33,431	29,329	29,328
Customer accounts	74,875	74,836	62,580	62,604
Debt securities in issue	28,531	28,415	17,611	17,609
Hedging derivative financial instruments	149	149	188	188
Subordinated liabilities and other capital instruments	4,744	4,724	3,756	3,859

(1) The fair value of these financial instruments is equal to the carrying value. These instruments are either carried at market value, or have minimal credit losses and are either short-term in nature or re-price frequently.

(2) Finance leases with carrying amount totalling €1,649 million and €1,618 million at December 31, 2006 and 2005, respectively, are excluded from loans and receivables to customers. The fair values of the finance leases were €1,651 million, and €1,617 million at December 31, 2006 and 2005 respectively. The carrying values are net of the allowances for loan losses and related unearned income.

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

Commitments pertaining to credit-related instruments

Details of the various credit-related commitments entered into by the Group and other off-balance sheet financial guarantees are included in note 46. Fees for these instruments may be billed in advance or in arrears on an annual, quarterly or monthly basis. In addition, the fees charged vary on the basis of instrument type and associated credit risk. As a result it is not considered practicable to estimate the fair value of these instruments because each customer relationship would have to be separately evaluated.

Derivative financial instruments

Derivatives used for trading purposes are marked to market using independent prices and are included in the consolidated balance sheet at 31 December 2006 and 2005. The Group uses various derivatives, designated as hedges, to manage its exposure to fluctuations in interest rates. The fair value of these instruments is estimated using market prices or pricing models consistent with the methods used for valuing similar instruments used for trading purposes. Details of derivatives in place, including fair values, are included in note 47.

55. INTEREST RATE SENSITIVITY

The net interest rate sensitivity of the Group at December 31, 2006 and 2005 is illustrated in the tables below. The tables set out details of those assets and liabilities whose values are subject to change as interest rates change within each repricing time period. Details regarding assets and liabilities which are not sensitive to interest rate movements are also included. The tables show the sensitivity of the balance sheet at one point in time and are not necessarily indicative of positions at other dates. In developing the classifications used in the tables it has been necessary to make certain assumptions and approximations in assigning assets and liabilities to different repricing categories.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	December 31, 2006
	0<1 Month	1<3 Months	3<12 Months	1<2 Years	2<3 Years	3<4 Years	4<5 Years	5 years +	Non-interest bearing	Trading	Total
	(Euro in millions)
Assets
Treasury bills and other eligible bills	—	35	161	—	—	—	—	—	—	—	196
Trading portfolio financial assets	—	—	—	—	—	—	—	—	—	8,953	8,953
Loans and receivables to banks	11,088	726	320	—	—	—	—	128	638	—	12,900
Loans and receivables to customers	82,144	11,365	4,802	1,849	1,646	1,221	1,396	2,692	—	—	107,115
Financial investments available for sale	4,686	2,962	2,658	2,052	1,483	1,355	2,924	1,252	293	—	19,665
Other assets	—	—	—	—	—	—	—	—	7,227	2,470	9,697

Total assets	97,918	15,088	7,941	3,901	3,129	2,576	4,320	4,072	8,158	11,423	158,526

Liabilities
Deposits by banks	17,539	13,006	2,666	39	—	39	—	—	144	—	33,433
Customer accounts	50,189	7,072	4,121	807	495	290	157	397	11,347	—	74,875
Trading portfolio financial liabilities	—	—	—	—	—	—	—	—	—	191	191
Debt securities in issue	4,103	15,349	3,441	192	4,515	3	1	927	—	—	28,531
Subordinated liabilities and other capital instruments	1,067	600	—	—	199	—	—	2,878	—	—	4,744
Other liabilities	—	—	—	—	—	—	—	60	5,705	2,382	8,147
Stockholders’ equity	—	—	—	—	—	—	—	—	8,605	—	8,605

Total liabilities and stockholders equity	72,898	36,027	10,228	1,038	5,209	332	158	4,262	25,801	2,573	158,526
Derivative financial instruments affecting interest rate sensitivity	9,253	1,569	(6,254)	(899)	(196)	(41)	(679)	(2,753)	—	—	—

	82,151	37,596	3,974	139	5,013	291	(521)	1,509	25,801	2,573	158,526

Interest sensitivity gap	15,767	(22,508)	3,967	3,762	(1,884)	2,285	4,841	2,563	(17,643)	8,850
Cumulative interest sensitivity gap	15,767	(6,741)	(2,774)	988	(896)	1,389	6,230	8,793	(8,850)	—

	Euro m	Euro m	Euro m	Euro m	Euro m	Euro m	Euro m	Euro m	Euro m	Euro m
Interest sensitivity gap	19,452	(18,530)	2,305	2,285	(3,275)	1,296	2,534	1,511	(13,971)	5,609
Cumulative interest sensitivity gap	19,452	922	3,227	5,512	2,237	3,533	6,067	7,578	(6,393)	(784)

	US $m	US $m	US $m	US $m	US $m	US $m	US $m	US $m	US $m	US $m
Interest sensitivity gap	(2,971)	708	167	879	201	146	687	142	864	522
Cumulative interest sensitivity gap	(2,971)	(2,263)	(2,096)	(1,217)	(1,016)	(870)	(183)	(41)	823	1,345

	Stg m	Stg m	Stg m	Stg m	Stg m	Stg m	Stg m	Stg m	Stg m	Stg m
Interest sensitivity gap	2,195	(4,027)	894	317	757	535	1,427	735	(4,262)	1,475
Cumulative interest sensitivity gap	2,195	(1,832)	(938)	(621)	136	671	2,098	2,833	(1,429)	46

	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m
Interest sensitivity gap	(2,214)	64	351	235	287	311	137	228	(400)	226
Cumulative interest sensitivity gap	(2,214)	(2,150)	(1,799)	(1,564)	(1,277)	(966)	(829)	(601)	(1,001)	(775)

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

As permitted by IFRS 1 ‘First time adoption of International Financial Reporting Standards’ the following interest rate sensitivity table for 2005 is disclosed as previously reported in the 2004 Annual Report and Accounts.

	December 31, 2005
	0-3 Months	3-6 Months	6-12 Months	1-5 Years	5 + Years	Non-interest bearing	Trading	Total
	(Euro in millions)
Assets
Treasury bills and other eligible bills	24	177	—	—	—	—	—	201
Loans and receivables to banks	5,947	72	222	—	—	888	—	7,129
Trading portfolio financial assets	—	—	—	—	—	—	10,113	10,113
Loans and receivables to customers	69,956	2,523	2,274	7,169	2,716	594	—	85,232
Financial investments available for sale	4,412	1,796	2,219	5,776	2,486	175	—	16,864
Other assets	—	—	—	—	—	11,818	1,857	13,675

Total assets	80,339	4,568	4,715	12,945	5,202	13,475	11,970	133,214

Liabilities
Deposits by banks	26,728	1,103	1,207	78	—	213	—	29,329
Trading portfolio financial liabilities	—	—	—	—	—	—	240	240
Customer accounts	47,653	1,708	1,622	1,638	74	9,885	—	62,580
Debt securities in issue	14,479	984	1,814	334	—	—	—	17,611
Subordinated liabilities and other capital instruments	1,149	85	—	—	2,522	—	—	3,756
Other liabilities	—	—	—	—	—	10,829	1,700	12,529
Stockholders’ equity	—	—	—	—	—	7,169	—	7,169

Total liabilities	90,009	3,880	4,643	2,050	2,596	28,096	1,940	133,214
Derivative financial instruments affecting interest rate sensitivity	9,327	(1,785)	(3,423)	(112)	(4,007)	—	—	—

	99,336	2,095	1,220	1,938	(1,411)	28,096	1,940	133,214

Interest sensitivity gap	(18,997)	2,473	3,495	11,007	6,613	(14,621)	10,030
Cumulative interest sensitivity gap	(18,997)	(16,524)	(13,029)	(2,022)	4,591	(10,030)	—

	Euro m	Euro m	Euro m	Euro m	Euro m	Euro m	Euro m
Interest sensitivity gap	(8,234)	959	2,607	6,764	4,683	(12,620)	4,816
Cumulative interest sensitivity gap	(8,234)	(7,275)	(4,668)	2,096	6,779	(5,841)	(1,025)

	US $m	US $m	US $m	US $m	US $ m	US $m	US $m
Interest sensitivity gap	(6,338)	909	575	2,107	433	2,064	1,702
Cumulative interest sensitivity gap	(6,338)	(5,429)	(4,854)	(2,747)	(2,314)	(250)	1,452

	Stg m	Stg m	Stg m	Stg m	Stg m	Stg m	Stg m
Interest sensitivity gap	(1,344)	214	51	1,789	1,441	(3,590)	1,417
Cumulative interest sensitivity gap	(1,344)	(1,130)	(1,079)	710	2,151	(1,439)	(22)

	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m
Interest sensitivity gap	(1,652)	588	250	228	—	(503)	573
Cumulative interest sensitivity gap	(1,652)	(1,064)	(814)	(586)	(586)	(1,089)	(516)

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

56. POST-BALANCE SHEET EVENTS

There have been no material post-balance sheet events which would require disclosure or adjustment to the December 31, 2006 Financial Statements. On March 5, 2007, the Board of Directors reviewed the Financial Statements and authorized them for issue. These Financial Statements were approved at the Annual General Meeting of Stockholders on May 9, 2007.

57. DIVIDENDS

Final dividends were not accounted for until they were approved at the Annual General Meeting of Stockholders on May 9, 2007. It was recommended that a final dividend of Eur 46.5c per ordinary share, amounting to a total of €407 million, be paid on May 10, 2007. The Financial Statements for the year ended December 31, 2006 do not reflect this resolution, which will be accounted for in stockholders’ equity as an appropriation of retained profits in the year ending December 31, 2007.

58. OPERATING RATIOS

	Years ending
	2006	2005
Operating expense/operating income	53.5%	55.2%
Other income/operating income	30.7%	30.6%

59. RESTATEMENT

The Consolidated Statement of Recognized Income and Expense (“SORIE”) for the year ended December 31, 2005 was restated in 2006. This restatement was primarily due to the allocation of a gain of €14 million on foreign exchange translation differences attributable to minority interest in subsidiaries and the recognition of €65 million relating to M&T market repurchase of shares as an expense in the SORIE. These items had not been reflected in the SORIE for 2005. Total stockholders’ equity at December 31, 2005 was not impacted.

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

The Companies Acts require the directors to prepare group and parent company accounts for each financial year. Under the Acts, the directors are required to prepare the group accounts in accordance with international financial reporting standards (“IFRS”), adopted from time to time by the European Commission.

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

The directors consider that, in preparing the accounts on pages 100 to 197, which have been prepared on a going concern basis, the parent company and the group have, following discussions with the auditors, used appropriate accounting policies consistently applied and supported by reasonable and prudent judgements and estimates and that all accounting standards, which, following discussions with the auditors, they consider applicable, have been followed (subject to any explanations and any material departures disclosed in the notes to the accounts).

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

ALLIED IRISH BANKS, p.l.c.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM - CONSOLIDATED

FINANCIAL STATEMENTS

To the Members and Board of Directors of Allied Irish Banks, p.l.c.

We have audited the accompanying consolidated balance sheets of Allied Irish Banks, p.l.c. and its subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, consolidated reconciliation of movements in stockholders’ equity, consolidated statement of cashflows, statement of recognized income and expense, and related notes for each of the years in the three year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Allied Irish Banks, p.l.c. as of December 31, 2006 and 2005 and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2006 in conformity with the International Financial Reporting Standards (“IFRSs”) as adopted by the EU.

IFRSs as adopted by the EU vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 53 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Allied Irish Banks, p.l.c. and its subsidiaries internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 25, 2007 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

KPMG

Chartered Accountants

Dublin, Ireland

May 25, 2007

ALLIED IRISH BANKS, p.l.c.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM - INTERNAL

CONTROL OVER FINANCIAL REPORTING

To the Members and Board of Directors of Allied Irish Banks, p.l.c.

We have audited management’s assessment, included in Management’s Report on Internal Control over Financial Reporting in Item 15 of the accompanying Part I of Form 20-F that Allied Irish Banks, p.l.c. and its subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Allied Irish Banks, p.l.c. and its subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, Allied Irish Banks, p.l.c. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of Allied Irish Banks, p.l.c. and its subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, reconciliation of movements in stockholders’ equity, statements of cashflows, statements of recognized income and expense, and related notes to the consolidated financial statements for each of the years in the three-year period ended December 31, 2006 and our report dated May 25, 2007 expressed an unqualified opinion thereon.

KPMG

Chartered Accountants

Dublin, Ireland

May 25, 2007

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant, Allied Irish Banks, p.l.c., certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 25th day of May, 2007.

ALLIED IRISH BANKS, p.l.c.
(Registrant)

By:	JOHN O’DONNELL
Name:	John O’Donnell
Title:	Group Finance Director

Certification

Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Eugene Sheehy, Chief Executive Officer certify that:

1. I have reviewed this annual report of Allied Irish Banks p.l.c. (“AIB”);

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of AIB as of, and for, the periods presented in this report;

4. AIB’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for AIB and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to AIB, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of AIB’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in AIB’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, AIB’s internal control over financial reporting; and

5. AIB’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to AIB’s auditors and the audit committee of AIB’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect AIB’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in AIB’s internal control over financial reporting.

Dated: May 25, 2007	EUGENE SHEEHY
	Name:	Eugene Sheehy
	Title:	Chief Executive Officer

Certification

Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, John O’Donnell, Group Finance Director, certify that:

1. I have reviewed this annual report of Allied Irish Banks p.l.c. (“AIB”);

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of AIB as of, and for, the periods presented in this report;

4. AIB’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))for AIB and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to AIB, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of AIB’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in AIB’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, AIB’s internal control over financial reporting; and

5. AIB’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to AIB’s auditors and the audit committee of AIB’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect AIB’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in AIB’s internal control over financial reporting.

Dated: May 25, 2007	JOHN O’DONNELL
	Name:	John O’Donnell
	Title:	Group Finance Director

Certification

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of Allied Irish Banks, p.l.c., a public limited liability company incorporated and registered in Ireland (the “Company”), hereby certifies, to such officer’s knowledge, that:

The Annual Report on Form 20-F for the year ended December 31, 2006 (the “Report”) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: May 25, 2007	EUGENE SHEEHY
	Name:	Eugene Sheehy
	Title:	Chief Executive Officer

The foregoing certification is being furnished solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Report or as a separate disclosure document.

Certification

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of Allied Irish Banks, p.l.c., a public limited liability company incorporated and registered in Ireland (the “Company”), hereby certifies, to such officer’s knowledge, that:

The Annual Report on Form 20-F for the year ended December 31, 2006 (the “Report”) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: May 25, 2007	JOHN O’DONNELL
	Name:	John O’Donnell
	Title:	Group Finance Director

The foregoing certification is being furnished solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Report or as a separate disclosure document.