Form 20-F
period 2007-12-31
ALLIED IRISH BANKS PLC
filed 2008-05-07
CIK 850364

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-10284

Allied Irish Banks,

public limited company

(Exact name of registrant as specified in its charter)

Ireland
(Jurisdiction of incorporation or organization)

Bankcentre, Ballsbridge, Dublin 4, Ireland
(Address of principal executive offices)

Liam Kinsella Allied Irish Banks, p.l.c. Bankcentre, Ballsbridge Dublin 4, Ireland Telephone no: +353 1 6600311
(Name, telephone number and address of Company contact person)

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☒                 Accelerated filer  ☐                 Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP  ☐                IFRS  ☒                Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes  ☒ No

ALLIED IRISH BANKS, p.l.c.

ANNUAL REPORT ON FORM 20-F

FOR THE YEAR ENDED DECEMBER 31, 2007

REPORTING CURRENCY AND EXCHANGE RATES

Allied Irish Banks, p.l.c. (“AIB” or the “Company”) and its subsidiaries (collectively “AIB Group” or “Group”) publish consolidated financial statements in euro (€).

In this Annual Report, references to “US dollars”, “dollars”, “US$”, “cents” or “¢” are to United States currency, references to “EUR”, “euro”, “€” or “c” are to euro currency, references to “sterling” or “Stg£” are to British currency, references to “zloty”, “PLN” or “zl” are to Polish currency and references to “Yen” are to Japanese currency. Merely for convenience, this Annual Report contains translation of certain euro amounts into dollars at specified rates. These translations should not be construed as representations that the euro amounts actually represent such dollar amounts or could be converted into dollars at the rate indicated or at any other rate. Unless otherwise indicated, the translations of euro into dollars have been made at €1.00 to US$1.5667, the noon buying rate in the City of New York for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York (“the noon buying rate”) on April 3, 2008.

The following table shows, for the periods and dates indicated, certain information regarding the noon buying rate, expressed in US dollars per euro.

	Period end(1)	Average rate(2)	High	Low
Year ended Dec. 31, 2003	1.2597	1.1411	1.2597	1.0361
Year ended Dec. 31, 2004	1.3538	1.2487	1.3625	1.1801
Year ended Dec. 31, 2005	1.1842	1.2488	1.3476	1.1667
Year ended Dec. 31, 2006	1.3197	1.2598	1.3327	1.1860
Year ended Dec. 31, 2007	1.4603	1.3751	1.4862	1.2904

(1)	The noon buying rate at such dates differed from the rates used in the preparation of AIB Group’s consolidated financial statements, which were US$1.2630, US$1.3621, US$1.1797, US$1.3170 and US$1.4721 to €1.00 at December 31, 2003, 2004, 2005, 2006 and 2007 respectively.
(2)	The average rate for each period is the average of the noon buying rates on the last day of each month during that period.

On April 24, 2008 the noon buying rate was EUR1.00 = US$1.5668

The accounting policy in respect of the translation of gains and losses arising in foreign locations is set out on page 111. A significant proportion of the Group’s earnings are denominated in currencies other than the euro.As a result, movements in exchange rates can have an impact on earnings growth. In 2007, the US dollar and sterling average accounting rates weakened relative to the euro by 9% and 1% respectively and the Polish zloty strengthened relative to the euro by 3% compared with the year to December 2006. The average accounting rates, were as follows: €1: US$1.37 (2006: US$1.26; 2005: US$1.25); €1: Stg£0.69 (2006: Stg£0.68; 2005: Stg£0.69); €1: PLN3.78 (2006: PLN3.90; 2005: PLN4.03).

Details of the exchange rates used in the preparation of the consolidated financial statements are set out in note 54 of this report.

FORWARD–LOOKING INFORMATION

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations and business of the Group and certain of the plans and objectives of the Group. In particular, among other statements, certain statements in Item 5 - Operating and Financial Review and Prospects and Item 11 - Quantitative and Qualitative Disclosures about Risk with regard to management objectives, trends in results of operations, margins, risk management, competition and the impact of changes in Financial Reporting Standards are forward-looking in nature. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. Examples of forward-looking statements include among others, statements regarding the Group’s future financial position, income growth, business strategy, projected costs, estimates of capital expenditures, and plans and objectives for future operations. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking information. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, changes in economic conditions globally and in the regions in which the Group conducts its business including credit market volatility, changes in fiscal or other policies adopted by various governments and regulatory authorities, the effects of competition in the geographic and business areas in which the Group conducts its operations, the ability to increase market share and control expenses, the effects of changes in taxation or accounting standards and practices, acquisitions, future exchange and interest rates and the success of the Group in managing these events. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made. See also Risk factors on page 6.

AIB cautions that the foregoing list of important factors is not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and events when making an investment decision based on any forward-looking statement. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Report may not occur. The Group does not undertake to release publicly any revision to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof.

PART 1

Item 3.	Key Information

Selected financial data

The financial information set forth in the tables below for the years ended December 31, 2007, 2006, 2005, 2004 and 2003 has been derived from the audited consolidated financial statements of AIB Group for those periods. AIB Group’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), for the years ended December 31, 2007, 2006, 2005 and 2004 (except for the application of IAS 32, IAS 39 and IFRS 4 which apply with effect from January 1, 2005) and in accordance with Irish Generally Accepted Accounting Principles (“IR GAAP”) for the year ended December 31, 2003. This information should be read in conjunction with, and is qualified by reference to, the accounting policies adopted, the consolidated financial statements of AIB Group and notes therein for the years ended December 31, 2007, 2006 and 2005 included in this Annual Report.

	Years ended December 31,
	2007		2007 IFRS		2006 IFRS		2005 IFRS		2004 IFRS		2003 IR GAAP
	(Dollars in millions, except per share amounts)		(Euro in millions, except per share amounts)
Summary of consolidated statement of income(1)
Net interest income	5,355		3,418		2,999		2,530		2,072		1,934
Other finance income	—		—		—		—		—		12
Other income	2,272		1,450		1,327		1,117		1,168		1,206

Total operating income	7,627		4,868		4,326		3,647		3,240		3,152
Total operating expenses	3,950		2,521		2,314		2,011		1,869		1,960

Operating income before provisions	3,677		2,347		2,012		1,636		1,371		1,192
Provisions	155		99		104		143		133		177

Group operating income	3,522		2,248		1,908		1,493		1,238		1,015
Associated undertakings(1)(2)	200		128		167		149		132		81
Gain on disposal of property	119		76		365		14		9		32
Construction contract income	86		55		96		45		—		—
Gain/(loss) on disposal of businesses(3)	2		1		79		5		17		(141)

Income before taxes, minority interests in subsidiaries and preference dividends(4)	3,929		2,508		2,615		1,706		1,396		987
Income taxes	692		442		433		319		270		315

Net income - continuing activities	3,237		2,066		2,182		1,387		1,126		672
Discontinued operation, net of tax	—		—		116		46		53		—

Net income for the period	3,237		2,066		2,298		1,433		1,179		672
Minority interests in subsidiaries	183		117		113		90		29		11
Preference dividends and other distributions(4)	60		38		38		38		4		5

Net income attributable to ordinary stockholders	2,994		1,911		2,147		1,305		1,146		656

Per ordinary share
Net income – basic	341.5	¢	218.0	c	246.8	c	151.0	c	134.5	c	76.3	c
Net income – diluted	339.0	¢	216.4	c	244.6	c	149.8	c	134.0	c	75.9	c
Dividends	116.4	¢	74.3	c	67.6	c	61.5	c	55.9	c	54.00	c

Amounts in accordance with US GAAP:
Net income	—		—		—		—		—		1,502
Net income applicable to ordinary stockholders	—		—		—		—		—		1,497
Net income per ordinary share	—		—		—		—		—		174.2	c
Net income per ADS	—		—		—		—		—		348	c

Summary of consolidated balance sheet

	Years ended December 31,
	2007	2007 IFRS	2006 IFRS	2005 IFRS	2004 IFRS	2003 IR GAAP
	(Dollars in millions, except per share amounts)	(Euro in millions, except per share amounts)
Total assets	278,656	177,862	158,526	133,214	101,109	80,960
Loans and receivables to banks and customers	214,744	137,068	120,015	92,361	67,278	53,326
Deposits by banks, customer accounts and debt securities in issue	240,587	153,563	136,839	109,520	82,384	66,195

Dated capital notes	4,153	2,651	2,668	2,678	1,923	1,276
Undated loan capital	1,274	813	871	868	346	357
Other capital instruments	1,787	1,141	1,205	210	497	497
Minority interests in subsidiaries	2,117	1,351	1,307	1,248	1,211	158
Stockholders’ funds: non-equity interests	779	497	497	497	182	196
Stockholders’ funds: equity interests	14,617	9,330	8,108	6,672	5,745	4,921

Total capital resources	24,727	15,783	14,656	12,173	9,904	7,405

Capital stock - ordinary shares
Number of shares outstanding	918.4	918.4	918.4	918.4	918.4	907.6
Nominal value of €0.32 per share	461	294	294	294	294	290
Capital stock - preference shares
Number of shares outstanding	0.25	0.25	0.25	0.25	0.25	0.25
Preference shares(4)	265	169	189	210	182	196

Amounts in accordance with US GAAP:
Ordinary stockholders’ equity	—	—	—	—	—	5,951
Total assets	—	—	—	—	—	79,565

	Years ended December 31,
	2007 IFRS	2006 IFRS	2005 IFRS	2004 IFRS	2003 IR GAAP
	%	%	%	%	%
OTHER FINANCIAL DATA(5)
Return on average total assets	1.21	1.63	1.20	1.21	0.87
Return on average stockholders’ equity	21.8	29.0	20.6	21.0	14.1
Dividend payout ratio	36.4	29.3	43.5	44.7	69.0
Average ordinary stockholders’ equity as a percentage of average total assets	5.1	5.2	5.3	5.7	6.0
Allowance for loan losses as a percentage of total loans to customers at year-end	0.6	0.7	0.8	1.2	1.3
Net interest margin(6)	2.14	2.26	2.38	2.45	2.72
Tier 1 capital ratio(7)	7.5	8.2	7.2	8.2	7.1
Total capital ratio(7)	10.1	11.1	10.7	10.9	10.3

Other financial data in accordance with US GAAP:
Return on average total assets	—	—	—	—	1.97
Return on average ordinary stockholders’ equity	—	—	—	—	24.79
Dividend payout ratio	—	—	—	—	30.2
Average ordinary stockholders’ equity as a percentage of average total assets	—	—	—	—	7.86

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

(2)

Under IFRS, the Group’s share of the taxation charge of associated undertakings is included within “Associated undertakings” in 2007, 2006, 2005 and 2004 and in the Group’s taxation charge under Irish GAAP in 2003.

(3)

The gain on disposal of businesses in 2006 of €79 million includes gain relating to (a) the transfer by Ark Life of investment management contracts pertaining to the sale of Ark Life of €26 million (tax charge € Nil); (b) the sale of AIB’s 50% stake in AIB/BNY Securities Services (Ireland) Ltd of €51 million (tax charge €Nil); and (c) the sale of Ketchum Canada Inc. of

€1 million (tax charge €Nil) and (d) the accrual of €1 million (tax charge €0.3 million), arising from the sale of the Govett business in 2003. In 2003, the loss of €141 million on disposal of businesses relates to the loss on disposal of the Govett business of €153 million (tax credit €1 million) partially offset by the gain on disposal of the AIB New York business of €7 million (tax charge €3 million), the gain on disposal of Polsoft of €4 million (tax charge of €1 million) and €1 million being gain on disposal of Allfirst Financial Inc. recognized in the statement of income.

(4)

250,000 non-cumulative preference shares of US$25 each were reclassified as “subordinated liabilities and other capital instruments” on transition to IFRS. Accordingly, from January 1, 2005, distributions on these preference shares are included within net interest income. The distributions in 2007, 2006 and 2005 relate to the Reserve Capital Instruments (see note 18 to the consolidated financial statements).

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

(7)

The Board of Governors of the Federal Reserve System in the US (the “Federal Reserve Board”) guidelines for risk-based capital requirements, applicable to all bank holding companies, require the minimum ratios of Tier 1 capital and Total capital to risk adjusted assets to be 4% and 8% respectively. The Irish Financial Services Regulatory Authority (Financial Regulator) also has issued its guidelines for implementation of the requirements of the EC Council Directives on own funds, solvency ratios and capital adequacy in Ireland which, while similar to the Federal Reserve guidelines, require minimum Tier 1 and Total capital ratios of 4.25% and 8.5% for banking groups, respectively. Furthermore, the Federal Reserve Board has adopted leverage capital guidelines requiring bank holding companies to maintain a minimum ratio of Tier 1 capital to total quarterly average assets (“Tier 1 leverage ratio”) of at least 3%, in the case of a bank holding company which has the highest regulatory examination rating and is not contemplating significant growth. All other bank holding companies are expected to maintain a Tier 1 leverage ratio at least 1% to 2% above the stated minimum.

Risk factors

The Group’s activities are subject to risk factors that could impact its future performance. Certain of these risks can be mitigated by the use of safeguards and appropriate systems and actions. Some risks, however, are outside the Group’s control and cannot be mitigated. In addition to the matters set out under “Forward-Looking Information”, on page 2 of this report, the principal factors that may affect the Group’s performance are set out below:

Competition

The Group faces strong competition across all its markets from local and international financial institutions, including banks, building societies, life insurance companies and mutual insurance organizations. A more detailed discussion of these competitive factors, including the Group’s main competitors, is included in Item 4, “Information on the Company – Competition”.

Uncertain economic conditions/current market conditions

The Group’s business activities are dependant on the level of banking, finance and financial services required by its customers. In particular, levels of borrowing are heavily dependant on customer confidence, market interest rates and other factors that affect the economy. The Group conducts extensive activities in Ireland and elsewhere, most notably in the UK, Poland and the US. The profitability of the Group’s businesses could, therefore, be adversely affected by a worsening of general economic conditions in its markets, as well as by foreign and domestic trading market conditions and/or related factors, including governmental policies and initiatives. An economic downturn or significantly higher interest rates could increase the risk that a greater number of the Group’s customers would default on their loans or other obligations to the Group, or would refrain from seeking additional borrowing. Although growth in past years has been strong, more recently the Irish economy has experienced decreasing rates of growth. Demand for housing has fallen back from the very high levels recorded in recent years. Any significant deterioration in Irish and/or UK property prices could adversely affect the Group’s financial condition and results of operations. See Item 4 “Information on the company - Economic conditions affecting the Group”.

Beginning in the latter half of 2007, the debt and equity markets have experienced market turmoil triggered principally by global concerns over exposures to US subprime mortgages. This has severely curtailed access to term debt for all banks including AIB, making markets less liquid and increasing the cost of funding. Pricing of asset portfolios has also been impacted - see Item 5 “Operating and financial review and prospects”. In addition to the general economic conditions mentioned above, any prolonged global market dislocation could adversely affect the Group’s profitability.

Relationship with M&T

The disposal of Allfirst and the concurrent acquisition of a 22.5% (24.3% at December 31, 2007) stockholding and board representation in M&T in 2003 changed the nature of the Group’s main operations in the US from a wholly owned subsidiary to that of an investment in an associated undertaking, with a resulting reduction in control. Because AIB does not exercise a controlling influence on the operations of M&T, the Group will continue to be affected by lending and other activities undertaken by M&T in the United States. Although the Group has only a minority share in M&T, it continues to have responsibilities to regulators as a source of financial strength and support in respect of M&T.

Impact of strategic decisions taken by the Group

The Group devotes substantial management and planning resources to the development of strategic plans for organic growth and identification of possible acquisitions, supported by substantial expenditure to generate growth in customer business. If these strategic plans do not deliver as anticipated, the Group’s earnings could grow more slowly or decline. In recent months, the Group has acquired interests in Latvia, Lithuania and Estonia and has entered into an agreement to acquire an interest in Bulgaria and may in the future acquire additional interests in these and other developing eastern european countries. Investments in developing eastern european economies carry the risk that these economies will not grow as anticipated. The Group’s success in these countries may also be affected by differences in regulatory and compliance frameworks between these countries and others in which the Group operates. These factors could have an adverse impact on the Group’s earnings.

Key risks

Like other banks, the Group faces risk in the conduct of its business. The Group has identified certain risk types through its risk assessment process and a detailed discussion of these risks are set out in Item 11 – Quantitative and qualitative disclosures about risk. Certain of these are summarized below.

Credit risk

Credit risk is defined as the risk that a customer or counterparty will be unable or unwilling to meet a commitment that it has entered into and that pledged collateral does not fully cover the Group’s claims.

Credit risk is influenced by country risk, where country risk is defined as the risk that circumstances arise in which customers and other counterparties within a given country may be unable to, or precluded from fulfilling their obligations to the Group due to economic or political circumstances.

Credit risk is also influenced by settlement risk. Settlement risk arises in any situation where a payment in cash, securities or equities is made in the expectation of a corresponding receipt in cash, securities or equities.

Market risk

Market risk is defined as the risk to the Group’s earnings and stockholder value resulting from adverse movements in the level or volatility of market prices of debt instruments, equities and currencies. The market risk associated with the Group’s trading activities is predominantly the result of the facilitation of client business and running proprietary positions in debt instruments, foreign exchange and equity products. In addition, the Group assumes market risk as a result of its group-wide balance sheet and capital management responsibilities. The management of the Group’s market risk activities is predominantly centralised in the Capital Markets division, specifically within Global Treasury, as the only business unit mandated to conduct proprietary trading with the wholesale markets. The Group’s brokerage businesses are mandated to take moderate market risk.

Non-trading interest rate risk

Non-trading interest rate risk is defined as the Group’s sensitivity to earnings volatility in its non-trading activity arising from movements in interest rates. This is referred to as interest rate risk in the banking book. It reflects a combination of non-trading treasury activity and interest rate risk arising in the retail, commercial and corporate operations. AIB’s treasury activity includes its money market business and management of internal funds flows with the Group’s businesses. These treasury transactions are also captured under the market risk VaR assessment measure. Non-trading interest rate risk in retail, commercial and corporate banking activities can arise from a variety of sources, including where those assets and liabilities and off-balance sheet instruments have different repricing dates.

Structural foreign exchange risk

Structural foreign exchange rate risk arises from the Group’s non-trading net asset position in foreign currencies. This arises almost entirely from the Group’s net investments in its sterling, US dollar and Polish zloty-based subsidiaries and associates.

Liquidity risk

Liquidity risk is the risk that the Group is unable to meet its obligations when they fall due and to replace funds when they are withdrawn, with consequent failure to pay depositors and fulfil commitments to lend. The risk that it will be unable to do so is inherent in all banking operations and can be impacted by a range of institution specific and market-wide events including, but not limited to, credit events, merger and acquisition activity and systemic shocks.

Operational risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. In essence, operational risk is a broad canvas of individual risk types which include information technology and business continuity risk, internal and external fraud risk, as well as fiduciary and legal risk.

Regulatory risk

Failure to comply with regulation constitutes a risk in the financial services industry. The Group’s business activities are subject to substantial regulation and regulatory oversight in the geographies in which it operates. In recent years, there have been regulatory changes in Ireland, the UK, Poland and the US that have resulted in significantly increased compliance responsibilities and associated costs. See Item 4 “Information on the company - Supervision and regulation” for further detail. These and future regulatory developments could have an adverse effect on how the Group conducts its business and on its results of operations. Instances of non-compliance with Irish regulatory obligations have been identified in recent years and management is committed to further embedding a compliance culture throughout the Group. The Group’s business and earnings are also affected by fiscal and other policies that are adopted by the various regulatory authorities of the Irish Government, the European Union, foreign governments and international agencies. The nature and impact of future changes in such policies are not predictable and are beyond the Group’s control.

Item 4.	Information on the company

Key statistical information

Allied Irish Banks p.l.c. has its registered office at Bankcentre, Ballsbridge, Dublin 4, Ireland. (Telephone number +353-1-660 0311)

This Annual Report contains a wide range of financial, strategic and other information relating to AIB and the Group, and prospective investors are cautioned to review and consider this information in its entirety. Nonetheless, the following key statistical information may be found as follows:

I.	Average balance sheet - see Item 5 - “Average balance sheet and interest rates” on page 31.

II.	Investment portfolio - see Item 18 - note 29 on page 164.

III.	Loan portfolio

(a)	Types of loans - See Item 11 - “Loan portfolio” on page 89.

(b)	Maturities and sensitivities of loans to changes in interest rates - See Item 18 - note 57 on page 193 and Item 11 - “Loan portfolio” - “Analysis of loans to customers by maturity and interest rate sensitivity” on page 92.

(c)	Risk elements

•	Impaired, past due and restructured loans - see Item 11 - “Loan portfolio - Risk elements in lending” on page 97.

•	Potential problem loans - see Item 11 - “Loan portfolio - Provision and allowance for loan losses” on pages 92 and 96.

•	Foreign outstandings - see Item 11 - “Loan portfolio - Cross-border outstandings” on page 106.

IV.	Summary of loan loss experience

(a) Analysis of the allowance for loan losses - see Item 11 - “Loan portfolio - Movements in the allowance for loan losses” on page 93.

(b) Allocation of the allowance for loan losses - see Item 11 - “Loan portfolio - Analysis of allowance for loan losses” on page 96.

V.	Deposits and short-term borrowings

See Item 5 - “Placings with banks”, “Customer accounts”, “Customer accounts by currency” and “Short-term borrowings” on pages 53 and 54.

VI.	Capital ratios

See Item 5 - “Capital resources and regulatory capital ratios” on pages 50 and 51.

History and development of the company

History

AIB, originally named Allied Irish Banks Limited, was incorporated in Ireland in September 1966 as a result of the amalgamation of three long established banks: the Munster and Leinster Bank Limited (established 1885), the Provincial Bank of Ireland Limited (established 1825) and the Royal Bank of Ireland Limited (established 1836). Since that time, it has grown to become the largest Irish-based banking group based on market capitalization at December 31, 2007.

The Group conducts a broad retail and commercial banking business in Ireland, which, in addition to being one of the leading national branch networks, conducts significant corporate lending and capital markets activities from its offices at Bankcentre and at Dublin’s International Financial Services Centre.

In addition to its Irish operations, the Group has conducted significantly greater international activities than its principal Irish based competitors since the early 1970s. It has established retail and corporate banking businesses in the United Kingdom (including Northern Ireland, where it also enjoys bank note issuing powers), Poland and the United States, primarily through its 24.3% non-consolidated ownership interest in M&T, a New York Stock Exchange-listed commercial banking business based in Buffalo, New York, with significant businesses in Maryland, Pennsylvania and other Eastern states. The Group has overseas branches in New York and a subsidiary company in the Isle of Man and Jersey (Channel Islands). It also has representative offices in a number of States in the US.

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

The Group entered the Polish market in 1995, when it acquired a minority interest in WBK. Since that time, it has completed a number of other transactions in Poland and through its 70.5% interest in Bank Zachodni WBK S.A. (“BZWBK”) is responsible for the management of a retail and commercial business that had consolidated total assets of €11.9 billion, deposits of €8.2 billion and stockholders’ equity of €1.2 billion at December 31, 2007.

The Group conducts business directly in the United States through its NewYork branch and various representative offices, although its primary exposure to the US market results from its stockholding in M&T. As of December 31, 2007, M&T, on a US GAAP basis, reported consolidated total assets of $64.9 billion, deposits of $41.3 billion and stockholders’ equity of $6.5 billion. AIB owns this stockholding by virtue of the 2003 integration of Allfirst Financial Inc (“Allfirst”) into M&T.AIB’s interest in Allfirst dated back to its initial purchase in 1983 of 49% of First Maryland Bancorp (“FMB”), the subsequent increase in ownership to 100% and a series of acquisitions, the most notable being Dauphin Deposit Bank and Trust Company (“Dauphin”), a Pennsylvania chartered commercial bank which was acquired in 1997.

In January 2006, AIB completed a transaction that generated a total gain on disposal of €138 million and brought together Hibernian Life & Pensions Limited (an Aviva Group p.l.c. subsidiary) and AIB’s life assurance subsidiary Ark Life under a holding company Hibernian Life Holdings Limited (“HLH”). As a result, AIB owns an interest of 24.99% in Hibernian Life Holdings Limited and has entered into an exclusive agreement to distribute the life and pensions products of the venture.

Recent developments

Acquisition of interest in Bulgarian American Credit Bank AD

On February 22, 2008, the Group entered into an agreement to acquire a 49.99% interest in Bulgarian American Credit Bank (“BACB”) from its majority stockholder, the Bulgarian - American Enterprise Fund (“BAEF”). BACB is a specialist provider of secured finance to small and medium sized companies in Bulgaria. BAEF is a private US corporation established in 1991 under legislation enacted by the US Congress to promote active participation in the development and expansion of the economy in Bulgaria.

The consideration of €216 million will be payable by the Group in cash on completion of the transaction. Completion is conditional upon receipt of the requisite regulatory approvals. The transaction is expected to be marginally accretive for the Group and will have a minimal capital impact.

M&T Bank trading update

On April 15, 2008 M&T Bank issued its results under US GAAP for the first quarter 2008. Earnings per share was US$1.84 compared to US$1.60 for first quarter 2007.

Business overview

Description of business

AIB Group provides a diverse range of banking, financial and related services, principally in Ireland, the United Kingdom (“UK”) Poland and the United States (“US”).

AIB has approximately 274 branches, outlets and business centres in the Republic of Ireland, where the directors estimate its share of the total market for both euro loans and deposits to be in excess of 20%.

In Northern Ireland, through its wholly-owned subsidiary AIB Group (UK) p.l.c., which trades there as First Trust Bank, AIB Group operates from approximately 52 branches and outlets. In Britain, AIB Group (UK) p.l.c., which trades there as Allied Irish Bank (GB), provides a range of banking services through 31 branches and 7 development offices.

In Poland, the Group operates from 406 branches and 26 outlets, primarily in Western Poland, through its 70.5% owned subsidiary BZWBK.

Until April 1, 2003, AIB’s main operations in the US were carried out through Allfirst and through the corporate and retail services of its New York branch. Since April 1, 2003, AIB’s primary exposure to the US market results from its minority interest in M&T. M&T has a branch network of approximately 700 branches in six states and the District of Columbia. AIB’s direct presence in the US consists of corporate banking, treasury and financial services for not-for-profit businesses based in New York, with offices in a number of other principal US cities.

Acquisitions and disposals made during the year are described in note 1 to the financial statements. Significant capital expenditure is detailed in note 2 to the financial statements.

AIB Group’s activities are conducted through four major operating divisions - AIB Bank ROI; Capital Markets; AIB Bank UK; and Poland. At December 31, 2007 AIB Group had consolidated total assets of €178 billion and employed approximately 24,000 people on an average full time equivalent basis, excluding employees on career breaks and long term absences.

The distribution of assets and the average number of employees (excluding employees on career breaks and long term absences) between those major operating divisions was as follows:

	Assets As at December 31, 2007		Employees Year ended December 31, 2007
	(Euro in millions)%			%
Division
AIB Bank ROI	78,241	44	8,950	37
Capital Markets	57,753	32	2,357	10
AIB Bank UK	24,946	14	2,880	12
Poland	10,106	6	8,280	34
Group	6,816	4	1,792	7

Total	177,862	100	24,259	100

A breakdown of income and expense by division and geographic market for the years ended December 31, 2007, 2006 and 2005 are set out in note 2 to the financial statements.

Organizational structure

During 2007, the business of AIB Group was conducted through the following divisions and its principal subsidiary and associated companies as described below:

Divisions

AIB BANK ROI DIVISION

Allied Irish Banks, p.l.c.

General retail and commercial banking through some 274 branches, outlets and business centres in the Republic of Ireland.

AIB Leasing Ltd.

Asset financing company providing leasing products in Ireland.

AIB Insurance Services Ltd.

Provision of general insurance services. Acts as an insurance intermediary.

AIB Bank (CI) Ltd.

Jersey (Channel Islands) based company providing a full range of offshore banking services including lending and internet banking facilities and also offering offshore trust and corporate services through a subsidiary company. It also maintains a branch in the Isle of Man.

AIB Mortgage Bank

The Company’s principal activity is the issue of Mortgage Covered Securities for the purpose of financing loans secured on residential property or commercial property, in accordance with the Asset Covered Securities Act, 2001.

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

Provider of outsourced financial services to international banks and corporations.

AIB Asset Management Holdings (Ireland) Ltd.

Provides asset management and funds services management for institutional and retail clients through its subsidiary companies AIB Investment Managers Ltd. and AIB Fund Management Ltd.

AIB UK DIVISION

AIB Group (UK) p.l.c.

31 branches and 7 development offices in Britain, trading as Allied Irish Bank (GB), focused primarily on the mid-corporate business sector. 52 branches and outlets in Northern Ireland, trading as First Trust Bank, focused on general retail and commercial banking and also asset finance and leasing.

POLAND DIVISION

Bank Zachodni WBK S.A.

A commercial and retail bank which operates through 406 branches and 26 outlets in Poland.

GROUP DIVISION

Investment in M&T

A 24.3% interest in a retail and commercial bank, with its headquarters in Buffalo, New York, which operates through approximately 700 branches.

The above subsidiary undertakings are wholly-owned with the exception of Bank Zachodni WBK S.A. (70.5%). The registered office of each is located in the principal country of operations. For divisional reporting purposes, AIB’s minority investment in M&T is recorded under the Group division.

Divisional information

AIB Bank Republic of Ireland division

The AIB Bank ROI division, with total assets of €78.2 billion at December 31, 2007 encompasses the Group’s retail and commercial banking operations in Ireland, the Channel Islands and Isle of Man; AIB Finance & Leasing; the Card Acquiring and Card Issuing businesses; and AIB’s life and pensions joint venture with Aviva. AIB Bank ROI provides banking services through a distribution network of some 274 locations (184 branches, 86 outlets and 4 business centres), and in excess of 830 automatic teller machines (“ATMs”). AIB cardholders also have access to over 2,000 ‘other bank’ ATMs in Ireland, 56,000 LINK ATMs in the UK as well as close to 1 million Visa Plus serviced ATMs worldwide. AIB has an agency agreement with An Post, the national Irish post office network, which enables AIB personal and business customers to carry out basic transactions at over 1,000 post office locations nationwide. AIB also offers customers a debit card, which is co-branded Laser and Maestro and secured by the latest ‘CHIP and PIN’ technology. This card provides customers Point of Sale access domestically via the Laser plan (“Laser” is operated jointly with other financial institutions in Ireland), ATM access domestically via bi-lateral agreements and internationally at any Point of Sale or ATM that displays the Maestro symbol. Through the branch network, the division provides a broad suite of savings and investment products, loans and overdrafts, home mortgages, payment services and foreign exchange facilities, and also issues Visa® and Mastercard® credit cards. In addition, the division offers Internet and Telephone Banking services for personal customers, who can avail of a range of services including:- view account information; pay bills; transfer money domestically and internationally; open savings accounts; apply for and draw down loans; purchase general insurance; top up mobile phones; and buy and sell shares. The Internet banking service is protected by market leading, two-factor, authentication security features.

For business customers, an Internet based banking service called iBusiness Banking is available. It offers secure Internet banking and a comprehensive cash management solution, including domestic and cross-border payment functionality. Branch Banking services are provided through a comprehensive relationship management structure to a full range of customer segments, including individuals, small and medium sized businesses (“SMEs”), farmers, and large commercial and corporate clients.

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

AIB’s Wealth Management unit comprises Private Banking and Investment & Protection. It provides a wide range of wealth management offerings, including retirement, investment and tax planning.

AIB’s joint venture with the Aviva subsidiary Hibernian Life & Pensions Limited provides a full range of products in this sector. In Ireland, general insurance products are sold in the branch network through alliances with partners in the insurance industry.

Capital Markets division

The activities of AIB Capital Markets, with total assets of €57.8 billion at December 31, 2007, comprise corporate banking, global treasury and investment banking, which includes asset management and stockbroking activities. These activities are delivered through the following business units: AIB Corporate Banking; Global Treasury; Investment Banking; and Allied Irish America (“AIA”).

AIB Corporate Banking provides a fully integrated, relationship-based banking service to top-tier companies, both domestic and international, including financial institutions and Irish commercial state companies. AIB Corporate Banking’s activities also include participating in, developing and arranging acquisition, project, property and structured finance in Ireland, the UK, North America, Continental Europe and the Asia Pacific region. Corporate Banking have also originated and manage four Collateralized Debt Obligations (CDO) funds. The cumulative size of the CDO funds at December 31, 2007 was €1.7 billion.

Global Treasury, through its treasury operations, manages on a global basis the liquidity and funding requirements and the interest and exchange rate exposure of the Group. In addition, it undertakes proprietary trading activities, and provides a wide range of treasury and risk management services to corporate, commercial and retail customers of the Group. It also provides import and export related financial services through its international activities.

Investment Banking provides a comprehensive range of services including corporate finance through AIB Corporate Finance Limited; corporate finance and stockbroking through Goodbody Stockbrokers; outsourced financial services through AIB International Financial Services Limited; and asset management through AIB Investment Managers Ltd (“AIBIM”). AIBIM manages assets principally for institutional and retail clients in the Republic of Ireland, with €9.8 billion of funds under management at December 31, 2007. Investment Banking also includes the management of property fund activities (principally in Polish properties).

AIA’s core business activities are aimed at the not for profit sector, operating principally from New York, but also with offices in a number of other US cities.

AIB Capital Markets is headquartered at Dublin’s International Financial Services Centre and has operations in a number of principal UK, US and Polish cities as well as Frankfurt, Paris, Luxembourg, Budapest, Zurich, Toronto and Sydney.

AIB Bank UK division

The AIB Bank UK division, with total assets of €24.9 billion at December 31, 2007, operates in two distinct markets, Great Britain and Northern Ireland, with different economies and operating environments. The division’s activities are carried out primarily through AIB Group (UK) p.l.c., a bank registered in the UK and regulated by the UK Financial Services Authority (“FSA”).

Great Britain In this market, the division operates under the trading name Allied Irish Bank (GB) from 31 full service branches and 7 business development offices. The divisional head office is located in Uxbridge, in West London, with significant back office processing undertaken at a divisional processing centre in Belfast.

A full range of financial services is offered to business and personal customers, although there is a clear focus on relationship banking to the mid-corporate business sector, professionals, and high net worth individuals.

Corporate Banking services are offered from London, Birmingham and Manchester, with particular expertise in the commercial property, education, health, horse racing and charity sectors.

Northern Ireland In this market, the division operates under the trading name First Trust Bank from 52 full service branches throughout Northern Ireland. The First Trust Bank head office is located in Belfast, together with the divisional processing centre.

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

Poland division

Poland division, with total assets of €10.1 billion at December 31, 2007 comprises BZWBK in which AIB has a 70.5% stockholding, together with its subsidiaries and associates. BZWBK wholesale treasury and an element of BZWBK investment banking subsidiaries’ results are reported in the Capital Markets division. AIB completed the merger of its Polish operations in 2001, forming BZWBK which is now Poland’s fourth largest bank by loans and by total equity. As at December 31, 2007 BZWBK Group reported total assets of PLN42.8 billion (€11.9 billion), operated through 406 branches and 674 ATMs, and during 2007 employed an average of 8,378 staff, including those in subsidiaries (8,280 of the staff are in the Poland division). BZWBK’s registered office is located in Wroclaw in south-western Poland. Key support functions are also located in offices based in Poznan and Warsaw.

BZWBK is a universal bank providing a full range of financial services for retail customers, small and medium-sized enterprises and corporate customers. Apart from core banking facilities, the bank provides insurance services, trade finance, transactions in the capital, foreign exchange, derivatives and money markets. Complementary to the bank’s own product range are the specialized services provided in cooperation with subsidiaries, e.g. brokerage services, mutual funds, asset management, leasing and factoring products. The bank aligns its product structure and services with the requirements of individual customer segments in line with the adopted Customer Relationship Management (“CRM”) model. To increase efficiency of its operations, BZWBK encourages the use of its electronic banking services, BZWBK24, which give retail and business customers convenient and safe access to their accounts via phone, mobile or the Internet, and facilitate fund management and purchase of standard products (cash loans, credit cards, savings accounts, insurance).

The bank operates mainly in the western part of the country and also has a significant presence in major urban areas across Poland such as Warsaw, Krakow, Gdansk and Lodz. BZWBK Corporate Business Centres based in Warsaw, Poznan, Wroclaw, Krakow, Gdansk and Lodz provide direct and comprehensive relationship-based services to large and mid-sized corporates. The bank’s products are also available through the mobile sales network (self-employed financial advisors), financial intermediaries and Minibank franchise network (payment offices offering simple loan products), which enables the bank to acquire customers in locations that are not covered by the bank’s branch network.

BZWBK currently has plans to expand in the future including the opening of approximately 200 new branches, 300 Minibank franchise outlets, setting up additional Corporate Business Centres and further development of the mobile sales network. The bank also plans to roll out new business models for medium sized enterprises and high net worth individuals, by launching a number of Business Banking Centres and Private Banking Offices.

Strategy

The Group’s principal objective is to maintain and enhance its position as Ireland’s leading banking group. With that objective in mind, the Board approved a business plan that management has been mandated to implement up to and including 2012. This business plan is designed to deliver consistent earnings per share growth. Delivery will be based on continued growth in the Republic of Ireland retail and corporate business sectors combined with selective pursuit of business opportunities in its UK and Polish markets. In the US and in certain sectors of Irish business such as life assurance, the plan seeks to allow the Group to share in the opportunities for growth that it believes exists in these markets through stockholdings in M&T and HLH, respectively.

In Ireland, the Group maintains a strategic focus on market share growth in the business segment and the personal segment. Responding to customer expectations, through delivery of competitively priced products combined with excellence in service, will be the key element of the Group’s strategy. Continued investment in customer relationship management, process efficiency and risk management competencies will underpin achievement of the plan in a changing competitive environment. In the UK, the Group has both retail (principally in Northern Ireland) and corporate banking businesses. This selective approach to the development of its UK business will continue. Poland presents different opportunities and requires the management of different challenges. As one of the earliest entrants to this market, the Group has been an innovator in Poland, with the roll out of a broadly-based banking business that serves the retail, commercial and corporate sectors. Although the Polish banking sector is already competitive, there is still potential for growth. Compared with longstanding EU members, market penetration of many banking products is still relatively low in Poland. The Group believes that strong economic growth, rising corporate spending and the growth in wealth of private individuals should further enhance demand for banking services. The Group is focused on embedding sound lending and investment policies under the supervision of a strong management team, while at the same time empowering management to prudently take advantage of the opportunities for growth that exist.

In recent months, the Group has acquired interests in businesses in Latvia, Lithunia, and Estonia and has entered into an agreement to acquire an interest in BACB in Bulgaria. The investments, which includes controlling and minority interests, are part of the Group’s strategy to expand into central and eastern Europe, which involves acquiring and investing in businesses at reasonable valuations in targeted high growth markets contiguous to the Group’s Polish operation. All of these businesses inevitably involve risks, which are discussed elsewhere in this report, and a key aspect for strategy is the management of these risks in a commercially prudent manner that reflects the realities of these markets.

In some cases, the Group has elected to participate as a minority stockholder in businesses that, while clearly important, are better exploited by making use of the management, experience and other resources that exist in the companies in which it is invested. In the US, where the size and complexity of its business and the markets it serves raises challenges, the Group, in addition to developing its corporate banking activities, has a minority interest in M&T (based in upstate New York, but serving a wide range of Eastern states). This has allowed the Group to benefit from a highly experienced and well regarded M&T management team, and the opportunity to participate in this important and comparatively stable market. Similarly, in deciding how best to develop the Group’s life assurance business in Ireland and credit card acquiring business in Ireland and the UK, management concluded it would be best to benefit from economies of scale, distribution channels and management expertize by disposing of certain businesses. This was accomplished by the disposal of Ark Life Assurance Company and acquiring an interest of 24.99% in Hibernian Life Holdings Limited and the disposal of the credit card merchant acquiring business and acquisition of a 49% interest in a joint venture with First Data Corporation.

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

Republic of Ireland Providers of financial services to the consumer and business markets compete strongly for banking business based on multi channel access, technology capability, customer service, new innovation, CRM intensification and the continuous expansion in the range and depth of keenly priced and functional products and services.

Banking competition in Ireland remains intense. Evidence on the scale of competition is reflected in the relentless marketing and promotion by competing financial institutions to mark new product launches and special offers particularly in the consumer markets.

Irish consumers and business customers currently enjoy an unprecedented choice of providers and products. The Account Switching codes for both personal and business customers are both now fully operational within the market. The office of the Financial Regulator continues to enhance the transparency of the competing offers through the issuance of regular cost comparison surveys and other consumer guidelines.

AIB’s principal domestic competitor is the Bank of Ireland while other competitors include Anglo Irish Bank, Ulster Bank (a subsidiary of Royal Bank of Scotland), Bank of Scotland (Ireland - including the Halifax brand), National Irish Bank (a subsidiary of Danske Bank) and Permanent TSB (the retail division of Irish Life and Permanent Group). In addition, there is competition from building societies, mortgage specialists, credit unions, the post office joint venture with Fortis Bank and from smaller institutions including some large supermarket chains e.g.Tesco.

AIB also encounters competition in the investment and corporate banking areas from both domestic and foreign banks, primarily from Europe and North America.

UK The major competition in Great Britain comes from the main clearers, Royal Bank of Scotland, Barclays, HBOS, Lloyds TSB and HSBC, but also niche providers targeting the business lending sector. In Northern Ireland, the principal competition is from Ulster Bank, Northern Bank (a subsidiary of Danske Bank), Bank of Ireland and the UK building societies, and there is also a strong credit union movement, targeting the personal market.

Poland Competition in the Polish banking market has become more intense in recent years. In 2007, the key competitors included, inter alia, PKO BP, Pekao, BPH, ING Bank Slaski and Citi Handlowy. With the exception of PKO BP, all of the above banks are foreign-owned, which facilitates the transfer of know-how, technology and corporate culture from abroad, adding to the competitive pressure in the domestic market. PKO BP is the only state-owned bank in this peer group and had been the largest in Poland until the merger in November 2007 of BPH Bank and Pekao. AIB Group, through its investment in BZWBK, has an approximate 5% share of the Polish financial services market and a strong foothold in the western part of the country.

Competition in the banking sector is intensified by similar strategies pursued by the large banks. The majority of these provide mortgage lending, personal loans, credit cards and mutual funds in the retail sector whilst in the corporate sector they focus on lending and leasing services to SMEs. In order to increase their market share, many of them continue to expand physical distribution channels by opening small multifunctional outlets or franchising networks. They also upgrade electronic banking services, develop new products and improve processes and CRM systems.

Medium sized banks such as Lukas, Fortis, Getin, AIG, Rabobank, Eurobank and Santander Consumer have emerged as a distinct group over the past few years and have steadily gained in importance as a competitive force in the banking market.These are largely foreign-owned banks focusing on loan-orientated products.

United States AIB Corporate Banking through Corporate Banking North America (“CBNA”) competing with foreign and domestic banks focuses on participation in syndicated loans and subordinated debt transactions primarily within the leverage, real estate and structured finance and energy arenas. The credit crunch in late summer 2007 caused significant changes to market expectations resulting in a widespread lack of liquidity while also providing improved loan margins and structures. CBNA expects that growth will slow somewhat, particularly in new leverage deals, and it will continue to focus on portfolio quality.

AIA offers credit and treasury products to the US not-for-profit and municipal sectors competing with international and domestic banks and credit insurers. Recent dislocation in the auction rate securities market due to credit issues at certain monoline insurers has resulted in a surge in demand for bank credit enhancement, fueling pricing increases.

M&T provides commercial and personal financial services, competing with firms in a number of industries including banking institutions, thrift institutions, credit unions, personal loan companies, sales finance companies, leasing companies, securities firms and insurance companies. Furthermore, diversified financial services companies, that is those with financial holding company status, are able to offer a combination of these services to their customers on a nationwide basis. See Supervision and Regulation -United States on page 23 and 24.

Economic conditions affecting the Group

AIB Group activities in Ireland account for approximately 70% of total Group assets. As a result, the performance of the Irish economy is extremely important to the Group. However, the Group’s business operations in the eurozone, the United Kingdom, Poland and the United States mean that it is also influenced by political, economic and financial developments in those economies.

Since August 2007, global financial markets have been experiencing considerable volatility caused by a breakdown in confidence in the wholesale banking markets. This loss of confidence was initially a result of increased incidents of default and large bad debt write-downs in the sub prime mortgage sector in the United States, and the potential implications for banks with related exposures. This resulted in a “credit crunch”, or reduced lending between banks since August, which has resulted in a lack of overall market liquidity and caused interbank rates to increase dramatically. This has led to some banks facing more limited access to funding and an overall increase in market funding costs. The likely impact of the “credit crunch” for 2008 is uncertain; however it may result in lower levels of lending and income growth.

Economic growth in Ireland, as conventionally measured by changes in real GDP, rose by 5.3% in 2007. This was down from 5.7% in 2006, bringing the average increase in the five years to 2007 to just over 5% per annum.

This strong longer term Irish economic performance reflected a combination of favorable domestic and international factors on both the supply and demand side which developed in the 1990s and whose influence extended into the 2000s. On the domestic side, key factors were a highly educated and growing labor force, augmented by high levels of immigration, particularly since the enlargement of the EU in 2004, tax reform, and labor market flexibility. On the external side, the Irish economy benefited from improved access to European and global markets, capital inflows from the European Union (“EU”) and inward foreign direct investment.

Just over half of the expansion in the economy in 2007 came from the growth in domestic demand, particularly consumer spending. Though exports made a significantly larger contribution to GDP growth in 2007 than in 2006, the contribution from net trade was scaled back by a stronger growth in imports over the same period. The latter reflected investment in items such as machinery and equipment as well as consumer spending.

Ireland is currently enjoying a large rise in population of 2.5% per annum, an expanding employment base of well over 3% per annum and rapid non-residential infrastructural development. Residential investment, however, fell back in 2007 from the exceptionally high levels recorded in 2006. In 2008, residential investment is likely to fall further as the construction sector acts to restore the balance between supply and demand. This decline is expected to take the level of house building below the economy’s medium term requirements which will be determined by strong population growth and other socio-economic developments.

Because of the very large role played by exports by foreign owned multinationals in the Irish economy, there is a significant amount of annual profit repatriations which often results in differences in the annual growth in real GDP and real GNP. The latter was smaller in absolute terms in 2007 by the equivalent of 15% of real GDP. Real GNP grew by 4.5% in 2007, down from 6.5% in 2006. Over the five years to 2007, however, real GNP grew at an annual average rate of 5%.

The Irish economy is forecast to grow by 2% in terms of changes in real GDP and in 2008. Net exports will be the main contributor to the growth in real GDP in 2008. The deceleration in GDP growth in 2008 compared with 2007 reflects the expected fall off in house completions from very high levels in 2007, in addition to slower growth in employment as activity in the construction sector slows down. However, other areas of domestic demand such as government and business investment is expected to grow strongly while consumer spending is forecast to rise by 3.0% in real terms.

Prospects for the eurozone, the United Kingdom and the United States, Ireland’s three most important trading partners, are expected to deteriorate in 2008. The IMF currently expects that economic growth in the United States will slow to about 0.5% in 2008, down from 2.2% in 2007. Growth in the United Kingdom is forecast by the IMF to fall to almost 1.5%, down from 3.1% in 2007. Economic growth in the eurozone was 2.6% in 2007 but the IMF forecasts that rate of activity could slow to just below 1.5% in 2008. The Polish economy is currently expected to maintain its relatively strong performance according to the IMF with real GDP forecast to grow by just under 5% in 2008, down from 6.4% in 2007.

Actual growth in any of these markets in 2008 may ultimately be less than such estimates (and could in certain cases prove to be negative). The European Central Bank (“ECB”), which regulates monetary policy for the euro area as a whole, has maintained the official refinancing rate at 4% since June 2007. Rates had been raised from 2% in late 2005 in a series of 0.25% increments. As the Irish economy accounts for just a little over 2% of eurozone GDP, economic and monetary developments in Ireland have only a marginal impact on the determination of monetary policy in the area as a whole.

The euro continued to gain in value in 2007 against the US dollar and sterling, adversely affecting Irish competitiveness last year. Trade with non-eurozone countries remains quite important to Ireland. Irish external trade with the United States and the United Kingdom, our two most important trading partners, accounted for a combined 37% of total merchandise exports and over 43% of merchandise imports in 2007.

The annual rate of inflation stood at 4.7% in December 2007, down from 4.9% at the end of 2006. The high rate of inflation largely reflects higher energy costs and the impact of higher mortgage rates. The average rate of inflation in 2007, as measured by the official Consumer Price Index (“CPI”), was 4.9%, up from 4% in 2006. Inflation remained high at the start of 2008, with an annual rate of 5% in March. However, the average for 2008 is expected to be around 3.9%, reflecting, in part, base effects as the impact of higher official interest rates fall out of the index. Irish inflation, as measured by the Harmonized Index of Consumer Prices (“HICP”), is forecast at 3.2% in 2008 compared with 2.8% in 2007.

The Irish public finances remain in a healthy state. Irish budgetary policy remains well within the terms of the EU’s Stability and Growth Pact, which sets an upper limit of 3% on general government deficits as a percentage of GDP. Ireland had a general government surplus of 0.5% of GDP in 2007 but the Irish government projects that it will run a deficit of 0.9% of GDP in 2008. The projected overall deficit comes against a background where public capital spending will be close to 5% of GDP and where the Exchequer has a surplus of almost 2.5% of GDP in terms of the difference between day–to-day spending and revenue.

Ireland’s general government debt/GDP ratio is forecast at 25.9% in 2008, up from 25.1% in 2007. The debt ratio has fallen steadily from 95.6% in 1991. The maintenance of budgetary stability is helped by the strength of the labor market. Ireland continues to experience a strong rate of net job creation, up 3.2% year-on-year in the final quarter of 2007. While the growth in the labor force was also buoyant, the unemployment rate was broadly unchanged at 4.5% in the final quarter of 2007. However, with an expected decline in employment in construction, total employment growth is forecast to slow to about 1% in 2008 accompanied by a rise in the unemployment rate to about 5.5%.

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

The banking regulatory code in Ireland is comprised principally of the Central Bank Acts 1942 to 2004 (the “Central Bank Acts”); regulations made under the European Communities Act 1972; and regulatory notices issued and statutory instruments made by the Government. Various statutory instruments (and regulatory notices made by the Financial Regulator) implement in Ireland the substantial range of EU directives relating to banking supervision and regulation, including the (recast) Banking Consolidation Directive (2006/48/EC) (the “BCD”), and the Deposit Guarantee Plan Directive. To the extent that areas of banking activity in Ireland are the subject of EU regulations or directives, the provisions of Irish banking law reflect the requirements of those EU instruments.

The EU Markets in Financial Instruments Directive (2004/39/EC) and its EU-level implementing instruments, Commission Directive 2006/73/EC and Commission Regulation (EC) No. 1287/2006, (together “MiFID”) have been implemented in Ireland by regulation entitled European Communities (Markets in Financial Instruments) Regulations 2007 (S.I. No. 60 of 2007) as amended by S.I. No 663 and 773 of 2007 and Markets in Financial Instruments and Miscellaneous Provisions Act 2007 (together the “MiFID Regulations”). MiFID replaces the Investment Services Directive (93/22/EEC) (“ISD”) and implements on a pan-EU basis, a number of significant changes in the regulation of the provision of many investment services (“MiFID services”) by credit institutions and investment firms (including stockbroking firms). The MiFID Regulations applied from November 1, 2007, to all credit institutions and investment firms seeking to provide MiFID services in Ireland. The MiFID Regulations also included a transitional regime whereby firms that were previously regulated under the Investment Intermediaries Act 1995 (“IIA”), or the Stock Exchange Act 1995 (“SEA”), which both implemented and added additional requirements to the ISD in Ireland, became regulated under the MiFID Regulations. In addition, the MiFID Regulations also repealed the SEA.

MiFID services include as core activities some services which were not core under the ISD (such as investment advice), and now permits such services to be provided on a pan-EU basis. A number of financial services that do not come within the definition of MiFID services (such as the administration of collective investment plans), continue to be subject to the requirements of the IIA. Each relevant AIB Group company ensures that it fulfils its obligations under MiFID, the MiFID Regulations and the IIA, as appropriate, on an ongoing basis and ensures that it holds the appropriate authorization for its business at all times.

The Central Bank Acts regulate the conduct of banking business in Ireland and provide that banking business may only be carried on by the holder of a banking license or an entity which exercises “passport rights” to carry on business in Ireland (as to which, see further below). The Financial Regulator may, at its discretion, grant or refuse a license under the Central Bank Acts and may attach conditions to any licenses granted. The Financial Regulator is empowered, in specified circumstances, after consultation with the Minister for Finance, to revoke a license granted under the Central Bank Acts.Allied Irish Banks, p.l.c. and AIB Mortgage Bank hold banking licenses; no conditions are attached to these licenses. AIB Finance Limited surrendered its banking license on January 1, 2007 as part of an internal re-organization of activities.

The EU Transparency Directive (2004/109/EC) (the “Directive”) was transposed into Irish law by the Investment Funds, Companies & Miscellaneous Provisions Act 2006 and the Transparency (Directive 2004/109/EC) Regulations 2007 (together the “Transparency Regulations”) in June 2007 and therefore applies to Group reporting from January 1, 2008. The Directive seeks to enhance transparency in EU capital markets in order to improve investor protection and market efficiency. The Transparency Regulations set out publication deadlines and content requirements in relation to annual financial reports and half yearly financial reports. In addition, issuers with shares listed on the Irish Stock Exchange are required to publish quarterly management statements during the financial year. The Transparency Regulations do not have a significant impact on Group reporting.

In addition to the credit institutions listed above, the AIB Group includes a number of other financial services companies, each of which is also regulated by the Financial Regulator in its capacity as the single financial services regulator. Hibernian Life Holdings Limited, the holding company which brought Ark Life and Hibernian Life and Pensions Limited (an Aviva Group p.l.c. subsidiary) together, in which Allied Irish Banks, p.l.c. has a 24.99% interest, carries on business as an authorized life assurance company and must comply with the provisions of legislation including the Insurance Acts 1909-1989 and the European Communities (Life Assurance) Framework Regulations 1994 (as amended). Goodbody Stockbrokers is authorized as an investment firm, pursuant to the MiFID Regulations. AIB Mortgage Bank is a designated mortgage credit institution under the Asset Covered Securities Act 2001 (as amended), authorized to issue mortgage covered securities. In addition to the role of the Financial Regulator, the activities of a credit institution that is designated for the purposes of the Asset Covered Securities Act 2001 (as amended) are subject to close oversight by an independent covered assets monitor. The role of the covered assets monitor is principally to ensure that the assets maintained in the covered assets pool are sufficient to provide adequate security to the holders of the asset covered securities. The following subsidiaries of AIB Group: AIB Capital Markets plc, AIB Investment Managers Limited, AIB Corporate Finance Limited, Goodbody Stockbrokers, Goodbody Corporate Finance Limited, AIB Fund Management Limited, AIB Insurance Services Limited, and AIB International Financial Services Limited, provide investment services and/or investment advice and each is authorized as an investment firm either under the Investment Intermediaries Act 1995 or the MiFID Regulations, depending on the scope of their investment activities. AIB Group’s operations in other jurisdictions are addressed below.

The EU “passport”

The BCD has been implemented in Ireland by the European Communities (Licensing and Supervision of Credit Institutions) Regulations 1992 (as amended) (the “Passport Regulations”). The Passport Regulations permit a credit institution authorized in an EU Member State (the “Home State”) to carry on business as such in any other EU Member State (the “Host State”) without having to obtain an official authorization from the relevant regulator in the Host State. The authorization from the Home State operates effectively as a “passport” to do business throughout the EU. Other EU Directives which have been implemented in Ireland provide similar “passporting” mechanisms for authorized stockbroking firms, authorized investment firms and authorized life assurance companies. In the spirit of co-operation between financial regulators throughout the EU, the Passport Regulations provide that, in exercising its regulatory functions, the Financial Regulator may collaborate with any competent authority from another Member State with similar functions. The Passport Regulations also permit the Financial Regulator to carry out an inspection or investigation of a credit institution from another EU Member State which has exercised passport rights and established a branch in Ireland. Under MiFID and the MiFID Regulations, the role of a Host State regulator is more limited than was previously the case with a “passported” credit institution, as most significant regulatory tasks that an investment firm is subject to will be undertaken by the Home State regulator. Under MiFID, the Host State regulator continues to have a more substantial role in the regulation of an investment firm that has established a branch in the Host State and such entities must adhere to that Host State’s conduct of business requirements.

The Financial Regulator

The Financial Regulator has a wide range of statutory powers to enable it to effectively regulate and supervise the activities of financial institutions in Ireland. Features include prudential regulation, codes of conduct and restrictions on acquiring transactions, each of which is addressed in more detail below. The Financial Regulator also has wide-ranging powers of inspection: inspectors appointed by the Financial Regulator may enter the relevant premises, take documents or copies thereof, require persons employed in the business to provide information, and order the production of documents. In cases of extreme concern, the Financial Regulator may direct a license-holder to suspend its business activity for a specified period and may also intervene in the management or operation of an entity. The Financial Regulator must also approve appointments to senior and influential positions in regulated entities, and in this regard applies a fitness and probity test for new appointments in the financial services sector.

The Financial Regulator may impose administrative sanctions directly on financial institutions for failure to comply with designated regulatory requirements (including designated codes of conduct and practice), subject to a right of appeal by the institution to the Irish Financial Services Appeals Tribunal. Such administrative sanctions may include a caution or reprimand, financial penalties (not exceeding €5 million in the case of a company or €0.5 million in the case of an individual), and a direction disqualifying a person from being concerned in the management of a regulated financial service provider.

Prudential supervision and codes of conduct

In the context of its prudential supervision of credit institutions and investment firms, the Financial Regulator has powers to enforce EU Directives relating to the financial regulation of such entities. It may from time to time require a credit institution investment firm, or license holders of a specified category or categories, to maintain a specific or a certain minimum or maximum ratio of their assets to their liabilities. This may be a ratio of the total assets to total liabilities, or of specific assets, or of assets of a specified kind to the relevant liabilities. The Financial Regulator is concerned principally with ensuring that certain minimum standards apply (before a license/authorization is issued and, on an ongoing basis, in relation to (a) initial capital requirements; (b) own funds/solvency requirements; (c) capital adequacy requirements; (d) liquidity requirements; (e) large exposures limits; and (f) funding requirements.

The European Communities (Financial Conglomerates) Regulations 2004 (the “Financial Conglomerates Regulations”) have implemented in Ireland the Financial Conglomerates Directive (Directive 2002/87/EC). The Financial Conglomerates Regulations introduced specific legislation for the prudential supervision of financial conglomerates and financial groups involved in cross-sectural activities such as the banking, investment and insurance sectors. The new requirements include own funds requirements, notification obligations in relation to risk concentrations and intra-group transactions and obligations in relation to the maintenance of adequate risk-management processes and internal control mechanisms.

The capital adequacy rules for credit institutions and investment firms have been updated by the European Communities (Capital Adequacy of Credit Institutions) Regulations 2006 and the European Communities (Capital Adequacy of Investment Firms) Regulations 2006 (together, the “CRD Regulations”). These instruments primarily give effect to the EU Capital Requirements Directive (Directives 2006/48/EC and 2006/49/EC) (together the “CRD”). The CRD in turn primarily gives effect to the Basel II framework, which relates capital levels more closely to risks. Each relevant company within the AIB Group works with the Financial Regulator on an ongoing basis to ensure that it meets the capital adequacy requirements to which it is subject under the CRD.

In terms of prudential supervision of other financial services firms within the AIB Group, a designated mortgage credit institution is subject to detailed rules regarding the maintenance and composition of its covered assets pool, in order that it may issue asset-covered securities; and a life assurance company is required by the Financial Regulator to ensure that it maintains technical and mathematical reserves, a prescribed margin of solvency and a minimum guarantee fund.

For prudential reasons, restrictions are imposed generally on “acquiring” transactions involving an investment by third parties in a credit institution, investment firm or life assurance company. The approval of the Financial Regulator is required for a substantial acquisition by a credit institution.

A credit institution is also restricted in terms of the investments which it may make in third parties. First, the Licensing and Supervision Requirements and Standards for Credit Institutions (the “Licensing Standards”) prohibit a credit institution from acquiring, directly or indirectly, more than 10% of the shares or other interests in another company without the prior written approval of the Financial Regulator. The credit institution must also notify the Financial Regulator of any disposal of the whole or part of such a holding. Second, the CRD Regulations prohibit a credit institution from investing an amount of more than 15% of its own funds in the acquisition of a qualifying holding of any company, other than another credit institution or financial institution or an EU-authorized insurance company. The total amount of such qualifying holdings should not exceed 60% of the credit institution’s own funds.

The Financial Regulator has issued a range of codes of conduct, codes of practice and other requirements such as advertising standards applicable to credit institutions and other regulated financial services entities (including investment business firms authorized under the IIA and insurance companies). The codes address a substantial range of requirements including supervisory and reporting requirements, advertising requirements, books and records requirements and disclosure requirements. The Financial Regulator has also issued client asset requirements which apply to financial services entities including credit institutions, IIA firms and MiFID firms. To date, no codes have been issued directly in respect of MiFID firms, however, the Financial Regulator has provided a MiFID Feedback on Discussions of Conduct of Business Industry Working Group paper which provides guidance in interpreting the MiFID Regulations. From August 2006 the Financial Regulator began to apply on a phased basis a Consumer Protection Code (“CPC”) in respect of “non-MiFID” services provided by firms including credit institutions, insurance undertakings or investment business firms. All provisions of the CPC are now in force since July 1, 2007.

The European Communities (Insurance Mediation) Regulations 2005 have implemented the EU Directive on insurance mediation and lay down rules for undertaking insurance mediation and reinsurance mediation, as well as prescribing registration requirements for persons who wish to carry out insurance mediation business, or act as an insurance intermediary, or as a reinsurance intermediary.

Every Irish licensed bank is obliged to draw up and publish their annual accounts in accordance with the European Communities (Credit Institutions: Accounts) Regulations, 1992 (as amended by the European Community (Credit Institutions) (Fair Value Accounting) Regulations 2004). As a listed entity AIB is required to prepare its financial statements in accordance with International Financial Reporting Standards (“IFRS”) endorsed by the European Union (as applied by the European Communities (International Financial Reporting Standards and Miscellaneous Amendments) Regulations 2005) and with those parts of the Companies Act 1963 to 2006 that are applicable to companies reporting under IFRS; and with article 4 of the EU Council Regulation 1606/2002 of July 19, 2002.

The Market Abuse Directive has been implemented in Ireland by the Market Abuse (Directive 2003/6/EC) Regulations 2005 and the Investment Funds, Companies and Miscellaneous Provisions Act 2005. These regulations prescribe a detailed criminal code to prevent and – if either occurs – to punish insider dealing and market manipulation. For credit institutions authorized in Ireland who prepare their accounts under IFRS they are obliged to draw up and publish their annual accounts in accordance with the European Communities (Credit Institutions: Accounts) Regulations 1992 as amended by the European Communities (International Financial Reporting Standards and Miscellaneous Amendments) Regulations 2005 and the Asset Covered Securities Act 2001.

Deposit protection and investor compensation

Under the European Communities (Deposit Guarantee Plans) Regulations 1995 (as amended), which implement in Ireland the Deposit Guarantee Plans Directive, the Financial Regulator operates a deposit protection plan under which each licensed bank must contribute to the deposit protection account held by the Financial Regulator. Currently, the level of contribution required is 0.2 per cent of deposits (in whatever currency) held at all branches of the licensed bank in the EEA, including deposits on current accounts but excluding certain funds and commitments such as interbank deposits, negotiable certificates of deposit, debt securities issued by the same institution and promissory notes. The Investor Compensation Act 1998 (the “1998 Act”) provided for the establishment of the Investor Compensation Company Limited (the “ICCL”) to administer and supervise investor compensation plans. The 1998 Act requires authorized investment firms to pay the ICCL such contribution to the fund maintained by the ICCL as the ICCL may from time to time specify. The ICCL is given discretion to specify different rates or amounts of contributions or different bases for the calculation of contributions of different classes or categories of investment firms.

The maximum amount payable under the compensation plan is 90% of all deposits held by one depositor, subject to a maximum compensation payment of €20,000.

Companies legislation

Each Irish AIB Group company is incorporated under the Irish Companies Acts 1963 to 2006 (the “Companies Acts”) or previous legislation having equivalent effect, and must comply with the provisions of such legislation. The Director of Corporate Enforcement, an Irish independent statutory officer, is responsible for encouraging compliance with, and enforcement of, the Companies Acts. Although not-yet-commenced, provisions of the Companies (Auditing and Accounting) Act 2003 (the “2003 Companies Act”) propose changes to the corporate governance regulatory framework in Ireland for a range of companies (including all public limited companies, and private limited liability companies exceeding prescribed thresholds). These provisions, which have not yet been implemented in Irish law, include a requirement that directors of affected companies make a statement of compliance with regard to tax law and many indictable offences in company law, in which the directors: (a) acknowledge their responsibilities for securing compliance with regard to those obligations; (b) adopt a compliance policy statement; (c) confirm that they have arrangements in place for securing material compliance with those obligations; and (d) confirm that the arrangements have been reviewed during the year. The last two points are subject to ‘a comply or explain’ principle. The Financial Regulator also has the power to require a regulated entity to provide a statement of compliance with the entity’s legal obligations (which power it has not decided to exercize up to now).

Consumers

The provision of credit to consumers is regulated in Ireland by the Consumer Credit Act 1995 (the “1995 Act”) and the 1995 Act is relevant to the AIB Group to the extent that any of its Group companies provides credit to consumers in this jurisdiction. The 1995 Act prescribes a range of detailed requirements to be included in consumer credit agreements and imposes a number of obligations on the provider of such credit. The 1995 Act imposes a requirement on all credit institutions to notify the Financial Regulator in advance of imposing on a customer any charge in relation to the provision of a service; increasing any charge previously notified; or imposing any charge that does not comply with a direction from the Financial Regulator. The European Commission has published a proposal for a Directive on the Community-wide harmonization of consumer credit law which will impact the provisions of the 1995 Act, but the proposal has yet to be adopted. Irish law contains a wide range of consumer protection provisions, such as the European Communities (Unfair Terms in Consumer Contracts) Regulations 1995, the Consumer Protection Act 2007 and other measures regulating the content of face-to-face and distance marketing contracts made with a consumer. The Consumer Director, a full member of the board of the Financial Regulator, aims to monitor closely the provision of financial services to consumers and the previously-mentioned CPC is an important aspect of that role (in respect of ‘non-MiFID’ services).

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

Anti-money laundering

Financial institutions (including credit institutions, investment firms, IIA firms and insurance companies) designated under the Criminal Justice Act 1994 (the “1994 Act”) are obliged to take the necessary measures to effectively counteract money laundering in accordance with the provisions of the 1994 Act and the relevant sectoral Guidance Notes which have been issued with the approval of the Money Laundering Steering Committee. The 1994 Act and the relevant Guidance Notes set out measures to counteract money laundering in line with the Forty Recommendations of the OECD-based Financial Action Task Force and the EU Directives on the prevention of the use of the financial system for the purposes of money laundering. Analogously, Ireland, by means including the Criminal Justice (Terrorist Offences) Act 2005, applies EU and UN mandated restrictions on financial transfers with designated individuals and regimes, and prescribes criminal offences for participating in the financing of terrorism. The Third Anti-Money Laundering Directive came into force in December 2007, however, it has yet to be transposed into Irish law. Once implemented in Ireland, it will introduce an enhanced due diligence requirement throughout the customer relationship and enhanced requirements regarding the identification and verification of beneficial owners and the identification and monitoring of non-domestic politically exposed persons.

Data protection

The Data Protection Acts 1988 and 2003 (the “DPA”) regulate the retention and use of data relating to individual customers. The DPA also require certain categories of “data controllers and data processors”, including financial institutions and insurance companies which process personal data to register with the Irish Data Protection Commissioner. Each relevant AIB Group company has complied with its obligations under the DPA. The European Communities (Electronic Communications Networks and Services) Data Protection and Privacy Regulations 2003 implement the EU Electronic Privacy Directive and regulate cold-calling by electronic means and other unsolicited communications.

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

The FSA is responsible both for the prudential supervision and for the general supervision of AIB Group (UK) p.l.c.’s business in the UK. The FSA’s prudential rules include requirements in respect of, among other things, capital adequacy, limits on large exposures and liquidity. The FSA carries out a systematic analysis of the risk profile of each regulated financial institution, in accordance with its “ARROW” framework (Advanced Risk Responsive Operating frameWork). The basic method of prudential supervision of banks employed by the FSA involves the regular reporting of statistical information in a set of returns giving both balance sheet and consolidated statement of income data, returns on the maturity structure of assets and liabilities, sectoral analysis of business and details of concentration of risk in assets and deposits. Regular review meetings are held by the FSA with AIB Group (UK) p.l.c. management to discuss issues such as performance, risk management and strategy. In 2007 the FSA introduced “ARROW II”.ARROW II updated the existing framework set out by ARROW to take into account, amongst other things, “Pillar 2” (Supervisory Review Process) of Basel II and the CRD (described in “Supervision and Regulation – Ireland” above). AIB Group (UK) p.l.c. is working with the FSA to ensure that it satisfies the FSA’s new framework.

AIB Group (UK) p.l.c. is also required to comply with the other (non-prudential) rules promulgated by the FSA, including rules relating to conduct of business, market conduct (including market abuse), money laundering (see further below) and systems and controls.

AIB Group (UK) p.l.c. has the statutory power to issue bank notes as local currency in Northern Ireland (it does this under the name “First Trust Bank”). In this connection, it is subject to the provisions of the Bank Charter Act 1844, the Bankers (Northern Ireland) Acts 1845 and 1928, the Currency and Bank Notes Act 1928, the Allied Irish Banks Act 1981, the Allied Irish Banks Act 1993 and the Allied Irish Banks Act 1996.

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

First Trust Independent Financial Advisers Ltd (a company incorporated in Northern Ireland) is authorized by the FSA to advise and arrange in certain investments, including pensions, insurance, securities, shares and regulated mortgage contracts and is also authorized to deal as agent in non-investment insurance contracts. As in the case of AIB Group (UK) p.l.c., the FSA is responsible both for the prudential supervision and for the general supervision of First Trust Independent Financial Advisers Ltd’s business in the UK.

Regulation of AIB

AIB is incorporated and has its head office in Ireland, and is authorized as a credit institution in Ireland by the Financial Regulator. Pursuant to the Banking Consolidation Directive (Directive 2006/48/EC (the “BCD”)) AIB has exercised its EU “passport” rights to provide banking, treasury and corporate treasury services in the UK through the establishment of branches (in the name of AIB) and also by providing services on a cross-border basis.

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

Markets in Financial Instruments Directive

The EU Markets in Financial Instruments Directive (“MiFID”) was implemented in the United Kingdom on November 1, 2007. The requirements of MiFID apply to regulated AIB Group entities in the EU.

Insurance mediation

Regulation of general insurance mediation under the FSMA commenced on January 14, 2005. Arranging, advising on, dealing (as agent) in, assisting in the administration or performance of non-investment insurance contracts and agreeing to do any of these activities (the “Insurance Mediation Activities”) are (subject to applicable exemptions) regulated activities under the FSMA. Each of AIB Group (UK) p.l.c. and First Trust Independent Financial Advisers Ltd is authorized by the FSA to carry on all Insurance Mediation Activities.

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

Regulated mortgage contracts are not regulated by the Consumer Credit Act 1974 (the “CCA 1974”), which otherwise governs certain credit agreements made with consumers in the UK (see below). This exemption only affects mortgages made on or after the Commencement Date, and credit agreements made before the Commencement Date but subsequently changed such that a new contract is entered into on or after the Commencement Date and which constitute regulated mortgage contracts.

Dispute resolution

The FSMA gives the FSA the power to make rules relating to the handling of complaints by firms and provides for the establishment of an independent dispute resolution plan to resolve complaints about financial services firms quickly and with minimum formality. The body established to administer and operate this plan is the Financial Ombudsman Service Limited.

Deposit protection and investor compensation

The Financial Services Compensation Scheme (“FSCS”) protects depositors in respect of their deposits with authorized banks in the UK. For deposit claims against firms declared in default before October 1, 2007, the maximum level of compensation is £31,700 (100% of £2,000 and 90% of the next £33,000). For claims against firms declared in default from October 1, 2007, the maximum level of compensation is £35,000 per person. The FSCS also applies to investments, and covers loss arising when an investment business is unable to make payments to investors and also loss arising from bad investment advice or poor investment management. Payments under the FSCS for a claim against an investment firm (including residential mortgage business) are limited to 100% of the first £30,000 of an investor’s total investment and 90% of the next £20,000, resulting in a maximum payment of £48,000.

In respect of insurance mediation business, payments under the FSCS for a claim against an insurance mediation firm are calculated on the basis of (i) in respect of claims in respect of liabilities subject to compulsory insurance, 100% of the claim and (ii) in respect of other insurance claims, 100% of the first £2,000 and 90% of the remainder of the claim, with no limit to the claim in either circumstance. Each of AIB Group (UK) p.l.c. and First Trust Independent Financial Advisers Ltd is covered by the FSCS. AIB, as a bank operating in the UK under its EU passport, is not covered by the FSCS but, in accordance with the Deposit Guarantee Schemes Directive (Directive 94/19/EC), is covered by its home state (Ireland) deposit compensation plan (as described in “Supervision and regulation – Ireland” above).

Companies legislation

AIB, and other subsidiaries having established a place of business in England in connection with its corporate and treasury operations in the UK, is also subject to the provisions of the Companies Acts of Great Britain which apply to overseas companies. AIB Group (UK) p.l.c. and all other AIB Group companies incorporated in Northern Ireland are subject to the provisions of the Companies (Northern Ireland) Order 1986.

Consumer credit

The CCA 1974 regulates the provision of secured and unsecured loans and ancillary credit businesses such as credit brokerage and debt collecting. A credit agreement is regulated by the CCA 1974 where (a) the borrower is or includes an “individual” as defined in the CCA 1974; and (b) the credit agreement is not an exempt agreement under the CCA 1974 (for example, it is a regulated mortgage contract). However, if the agreement is secured by a buy-to-let mortgage or it was made before April 6, 2008, it will only be regulated under the CCA 1974 to the extent that the amount of “credit” does not exceed £25, 000. The Office of Fair Trading is responsible for the issue of licenses under, and the superintendence of the working and the enforcement of the CCA 1974 and other consumer protection legislation. Both AIB and AIB Group (UK) p.l.c. hold current CCA 1974 licenses.

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

Anti-money laundering / Prevention of terrorist financing

All persons engaged in the UK financial sector are subject to the UK anti-money laundering and counter terrorist financing regime as set out in the Money Laundering Regulations 2007 (the “2007 Regulations”) (which impose requirements on such persons as to customer identification, record keeping, internal reporting and training of employees), the Terrorism Act 2000 (which criminalizes the financing and support of terrorists and terrorism through a number of offences, including a terrorist money laundering offence) and the Proceeds of Crime Act 2002 (which requires persons working in the regulated sector to disclose knowledge or suspicion of money laundering). Regulated firms under the FSMA are also subject to the high level anti-money laundering provisions in the FSA’s Senior Management Systems and Control sourcebook (“SYSC”). In addition, the Joint Money Laundering Steering Group (the “JMLSG”) Guidance Notes 2007 provide industry based guidance on compliance with the UK anti-money laundering regime.

Data protection

The Data Protection Act 1998 regulates the retention and use of data relating to individual customers. It requires every “data controller” who is processing personal data to notify the UK Information Commissioner. Each relevant AIB Group company has made appropriate notifications under that Act.

Poland

Overview of banking regulation

BZWBK, with its registered office in Wroclaw, is established under Polish Law as a joint stock company authorized to carry out banking business in Poland. It is subject to the regulatory framework laid down by the Banking Act of 1997 as amended (“Banking Act”), the National Bank of Poland Act of 1997 as amended (“NBP Act”), executive regulation by the National Bank of Poland (“NBP”) and the Financial Supervision Commission (“FSC”) effective from January 1, 2008 pursuant to the Financial Market Supervision Act of 2006 described below), the Law on the Banking Guarantee Fund of 1994 as amended (“BGF Law”).

The Banking Act

The Banking Act is of primary importance as it regulates the operation of the Polish banking system. It defines the principles governing the foundation of banks in Poland, their organization, activity, turnaround process, liquidation, bankruptcy and supervision. In compliance with its articles, banking business in Poland is restricted to holders of banking licenses. After Poland’s accession to the EU, the amendments to the Banking Act implemented the EU “single market” principle. As a result, credit institutions from other EU member states may undertake banking business in Poland upon notifying the banking supervisory authority, i.e. FSC from January 1, 2008 onwards (successor of BSC). A branch set up by such a credit institution is subject to supervision by appropriate agencies in the credit institution’s home state. Still, it must comply with Polish law and the FSC is obliged to monitor its liquidity. The Banking Act and the respective executive regulations have established various prudential standards, including limits on each bank’s commitments to individual customers, limits on lending concentrations, classification of the quality of bank assets, constraints on equity investments, monthly reporting of liquidity levels and capital adequacy ratios. These requirements are generally in line with international standards.

The NBP Act

The NBP Act regulates the Polish central bank, including the Monetary Policy Council (“MPC”). The MPC, which is placed within the NBP, is responsible for the monetary policy of Poland, sets official interest rates and the obligatory reserve rate.

The Financial Market Supervision Act

Based on the Financial Market Supervision Act of July 2006 which came into force in September 2006, Poland adopted a consolidated model of financial market supervision in a two-stage process. A single supervisory authority under the name of the Financial Supervision Commission (“FSC”) was created with a view to replacing the three bodies regulating separately the stock market, insurance and pension plans market, and banking market. As of September 19, 2006 the FSC took over the responsibilities of the Insurance and Pension Funds Supervision Commission, and the Securities and Exchange Commission which consequently ceased to exist. From January 1, 2008 the scope of financial supervision of the FSC also includes supervision of banks previously performed by the BSC with the assistance of its executive body GIBS (General Inspectorate of Banking Supervision). With the dissolution of the BSC, the supervisory staff of the GIBS was transferred to the FSC’s office. To ensure smooth take-over of GIBS’ structures and duties, the NBP and the FSC signed an agreement governing their mutual cooperation and exchange of information. The objective of the banking supervision in Poland as performed by the FSC and previously BSC is to monitor and curtail excessive exposure of banks to various banking risks and thus ensure the safety of customer deposits and the stability of the financial system. Apart from exercising supervision over the financial market, the FSC is responsible for fostering proper operations of the financial market, promoting its development, preparing drafts of legal acts relating to financial market supervision and taking appropriate educational/informational actions. The committee is a collegial body supervised by the Prime Minister, to whom its annual reports are submitted.

Regulatory framework for capital markets

As an issuer of securities trading in the regulated market, BZWBK is subject to the three acts governing capital markets in Poland, namely the Act on Trading in Financial Instruments, the Act on Public Offering, Conditions for Introduction of Financial Instruments to Organized Trading System and on Public Companies, and also the Act on Capital Market Supervision. These regulations came into effect on October 24, 2005 and superseded the previous Act on Public Trading in Securities (“PTS Act”). They have brought complete harmonization of the Polish capital law with the EU regulations, made it more liberal and market friendly and set up a new legal system (legal issues divided into three separate groups: primary market, secondary market and supervision) that will facilitate implementation of new EU directives. The new legislation introduced a number of changes to enhance the level of market protection and provide more effective measures against irregularities. These include, among others, a precise definition of financial trading manipulation and an obligation on investment firms rendering financial service to notify the FSC of any suspicious transactions. The array of powers of the FSC has been extended to include several new administrative measures, including responsibility to ensure equal access to reliable information for all market participants. The issuers of securities trading in the regulated market are required to disclose any circumstances or events that classify as inside information. They are also obliged to make public disclosures in the form of periodic (annual, semi-annual, quarterly) and current reports (on specific events concerning the issuer) which are regulated by the executive ordinance based on the Act on Public Offering. The FSC also governs the Act on Investment Funds of May 2004.

The Markets in Financial Instruments Directive (MiFID) has yet to be transposed into Polish national law. Currently BZWBK, along with its subsidiaries involved in brokerage business, mutual funds and asset management, has programmes in place to prepare for its implementation, and to comply with interim guidance from the Regulator.

Deposit protection law

Pursuant to the BGF Law, a banking guarantee fund was created to provide deposit insurance to all bank customers and to assist banks in the case of solvency problems. The BGF Law stipulates that banks must contribute on an annual basis predetermined percentages of the value of their total assets as well as risk-weighted guarantees and other off-balance sheet liabilities to the Banking Guarantee Fund. The plan provides for full coverage for each depositor up to the PLN equivalent of €1,000 with the surplus being guaranteed at the rate of 90% up to the PLN equivalent of €22,500.

Anti-money laundering law

The Act of 2000, as amended on Counteracting Introduction into Financial Circulation of Property Values Derived from Illegal or Undisclosed Sources imposes measures to prevent money laundering and the financing of terrorism. It also defines the scope of entities obliged to register above-threshold (in excess of EUR 15,000) and suspicious transactions and their specific duties with regard to gathering and disclosing information. Reports on both kinds of transactions are required to be filed with the General Inspector of Financial Information, who analyzes them and in cases of justified suspicion that a given transaction constitutes a crime, passes information to a prosecutor along with respective documents. BZWBK has made the organizational and procedural arrangements to ensure compliance with the requirements under the Act. The 3rd EU Anti-Money Laundering Directive came into force on December 15th, but as yet it has not been transposed into national law. Preparations are in hand for its implementation within BZWBK and its subsidiaries.

Data protection law

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

Corporate Governance

In July 2007 the Warsaw Stock Exchange adopted the New Corporate Governance Rules compiled in the “Best Practices of WSE Listed Companies”. The best practices include four sections: Recommendations for Best Practices of Listed Companies, Best Practices of Management Boards of Listed Companies, Best Practices of Supervisory Board Members, Best Practices of Shareholders. The new Best Practices have been effective from January 1, 2008 and superseded the “Best Practices in Public Companies 2005”. They aim at enhanced transparency of listed companies, improved communication with investors and strengthened protection of stockholders’ rights. Bank Zachodni WBK observes corporate governance rules and issues annual reports confirming compliance.

United States

Nature of the AIB Group’s US activities

AIB conducts operations in the United States directly and also indirectly through its stockholding in M&T. These direct and indirect activities require AIB and its affiliates to comply with a range of US federal and state laws.

Applicable federal and state banking laws and regulations

The International Banking Act of 1978 (the “IBA”) imposes limitations on the types of business that may be conducted by AIB in the United States and on the location and expansion of banking operations in the US. Because of its 24.3% stockholding in M&T, AIB is also subject to the provisions of the Bank Holding Company Act of 1956, as amended (together with regulations hereunder, the “BHCA”), and is subject to regulation by the Board of Governors of the Federal Reserve System (the “Board”).

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

In addition to its indirect operations in the United States through M&T, AIB conducts corporate lending, treasury and other operations directly through various offices in major US cities. In December 2003, AIB sold the retail business at its New York branch to Atlantic Bank of New York. However, AIB maintains its license for New York branch and is authorized to conduct certain corporate lending, treasury and other operations. Therefore, the New York branch is still subject to supervision, regulation and periodic examination by the New York State Banking Department and the Board. Acting through its various US offices, AIB is subject to a variety of federal and state banking and other laws.

On October 26, 2001, in response to the events of September 11, the President of the United States signed into law the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “USA Patriot Act”). The USA Patriot Act significantly expands the responsibilities of financial institutions in preventing the use of the US financial system for money laundering or to fund terrorist activities. Title III of the USA Patriot Act (officially, the “International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001”) is the anti-money laundering portion of the USA Patriot Act and amends the Bank Secrecy Act (the “BSA”). Title III provides for a sweeping overhaul of the US anti-money laundering regime. Among other provisions, Title III of the USA Patriot Act and the BSA require financial institutions operating in the United States to adopt risk-based anti-money laundering programs, develop “know your customer” policies and customer identification programs, establish due dilligence programs for foreign correspondent banking and private banking relationships, monitor and report suspicious activity to regulatory authorities, and report certain transactions involving currency and monetary instruments.

AIB’s operations in the United States must also comply with the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) regulations. OFAC administers and enforces economic and trade sanctions against targets such as foreign countries, terrorists, and international narcotics traffickers to carry out U.S. foreign policy and national security objectives. Generally, the regulations require blocking of accounts and other property of specified countries, entities and individuals, and the prohibition of certain types of transactions (unless OFAC issues a license) with specified countries, entities and individuals. Banks, including U.S branches of foreign banks, are expected to establish and maintain appropriate OFAC compliance programs to ensure compliance with OFAC regulations.

Applicable federal and state securities laws and regulations

AIB’s ordinary shares are listed on the New York Stock Exchange and are registered with the Securities and Exchange Commission (the “SEC”). Like other registrants, AIB files reports required under the Securities Exchange Act of 1934 (the “Exchange Act”) and other information with the SEC, including Annual Reports on Form 20-F and Current Reports on Form 6-K. On July 30, 2002, the President of the United States signed into law the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”). The Sarbanes-Oxley Act imposes significant requirements on AIB and other SEC registrants. These include requirements with respect to the composition of AIB’s audit committee, the supervision of AIB’s auditors (and the services that may be provided by such auditors), and the need for personal certification by the chief executive officer and chief (principal) financial officer of Annual Reports on Form 20-F, as well as the financial statements included in such reports and related matters.

Although subject to such requirements, the Exchange Act and related SEC rules and regulations afford foreign private issuers, including AIB, relief from a number of requirements applicable to US registrants and, in certain respects, defers to the home country requirements of the company in question. This report includes significant executive compensation and other disclosures applicable to AIB under Irish law, but these disclosures are not fully comparable with disclosure requirements applicable to US registrants. In addition, the SEC’s rules under the Sarbanes-Oxley Act are, in some respects, less burdensome on AIB and other foreign private issuers than they are on similarly situated US registrants. This report reflects compliance with the internal control and auditor attestation requirements applicable to AIB by virtue of Section 404 of the Sarbanes-Oxley Act.

Other locations

Smaller operations are undertaken in other locations that are also subject to the regulatory environment in those jurisdictions.

Description of property

At December 31, 2007 AIB Group operated from approximately 800 branches and outlets worldwide, principally in Ireland, Northern Ireland, Great Britain and Poland. A majority of the branches and offices are owned outright, with the remainder being held under commercial leases.

AIB Group’s headquarter buildings are situated at Bankcentre, Ballsbridge, Dublin 4, a campus style complex of interlinked buildings on a site of approximately 14 acres. The complex contains approximately 560,000 square feet of space (gross), approximately 320,000 square feet of which has been recently added following a major expansion completed in 2007. The complex houses most of AIB Group’s support functions. As part of a sale and lease back programme in 2006, the Group now leases the head office buildings. Practical completion of the new development adjoining the existing buildings was achieved on October 1, 2007. In all AIB has contracted to lease the Bankcentre property in three leases with minimum lease periods ranging from three to twenty three years. In addition, since 2003 AIB Group leases the AIB International Centre in Dublin’s International Financial Services Centre containing approximately 120,000 square feet of space (gross). This building, which was previously owned by the Group, is held under a 25 year lease with a break clause in 2013 and is occupied by the Capital Markets division, accommodating their global treasury management and other activities.

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

In Poland, BZWBK owns its head office buildings in Wroclaw at 9/11 Rynek, occupying 62,348 square feet, and at Strzegomska Str. 8-10, occupying 72,448 square feet. The Bank has also a long leasehold interest in its head office buildings at Plac Andersa 5 in Poznan, occupying 121,635 square feet, and at Marszalkowska Str. 142 in Warsaw, occupying 42,512 square feet.

The Group does not have significant property holdings in the U.S., other than through its ownership interests in M&T.

Item 5.	Operating and Financial Review and Prospects

CRITICAL ACCOUNTING POLICIES

AIB’s financial statements are prepared under the historical cost basis, with the exception of the following assets and liabilities which are stated at their fair value: derivative financial instruments, financial instruments at fair value through profit or loss, certain hedged financial assets and financial liabilities, financial instruments held for trading and financial assets classified as available for sale. The accounts comply with Irish statute and with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and subsequently adopted by the EU as well as general practices followed by the financial services industry in Ireland and the UK. In the preparation of its financial statements, the Group adopts the accounting policies and estimation techniques that the Directors believe are most appropriate in the circumstances for the purpose of giving a true and fair view of the Group’s state of affairs, income and cashflows. However, different policies, estimation techniques and assumptions in critical areas could lead to materially different results.

The estimates that have a significant impact on the financial statements and estimates with a significant risk of material adjustment are:

Loan impairment

The estimation of inherent loan losses is uncertain and depends upon many factors, including loan loss trends, portfolio grade profiles, local and international economic climates, conditions in various industries to which AIB Group is exposed and other external factors such as legal and regulatory requirements. For example, should the expectation of loss within a portfolio increase, then this may result in an increase to the required incurred but not reported (“IBNR”) loan loss provision level.

A specific provision is made against problem loans when, in the judgement of management, the estimated repayment realizable from the obligor, including the value of any security available, is likely to fall short of the amount of principal and interest outstanding on the obligor’s loan or overdraft account. The amount of the specific provision made in the Group’s consolidated financial statements is intended to cover the difference between the assets’ carrying value and the present value of estimated future cash flows discounted at the assets’ original effective interest rates. The management process for the identification of loans requiring provision is underpinned by independent tiers of review.

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

IBNR provisions are also maintained to cover loans which are impaired at the balance sheet date and, while not specifically identified, are known from experience to be present in any portfolio of loans.

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

Estimates of expected loss are driven by the following key factors:

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

All AIB operating divisions assess and approve their provisions and provision adequacy on a quarterly basis. These provisions are in turn reviewed and approved by the AIB Group Credit Committee on a quarterly basis with ultimate Group levels being approved by the Audit Committee and the Board.

Fair value of financial instruments

Certain of the Group’s financial instruments are carried at fair value, including all derivatives, financial instruments at fair value through profit or loss and financial investments available for sale.

The fair value of financial instruments is determined based on: quoted prices sourced from external pricing services; bid quotations sourced from external securities dealers; or by using valuation models. Estimation of fair value can involve the significant use of judgement.

Valuations for negotiable instruments such as debt and equity securities are determined on a price basis, using bid prices for asset positions. Where securities are traded on an exchange, the fair value is based on prices from the exchange. The market for debt securities largely operates on an ‘over the counter’ basis which means that there is not an official clearing or exchange price for these security instruments. Therefore market makers and/or investment banks (“contributors”) publish bid and offer levels which reflect an indicative price that they are prepared to buy and sell a particular security. The Group’s valuation policy requires that the prices for these securities used in determining fair value must be sourced from established market makers and/or investment banks.

Where the fair value is calculated using financial markets pricing models, the methodology is to calculate the expected cash flows under the terms of each specific contract and then discount these values back to a present value. These models use as their basis independently sourced market parameters including, interest rate yield curves, equities and commodities prices, option volatilities and currency rates. Most market parameters are either directly observable or are implied from instrument prices. However, where no observable price is available the instrument fair value will include an estimate to reflect the uncertainty in fair values resulting from a lack of market data inputs.

The calculation of fair value for any financial instrument may require adjustment of quoted price or model value to reflect the cost of credit risk (where not embedded in underlying models or prices used) and hedging costs not captured in pricing models. This may also include an estimation of the likely occurrence of future events which could affect the cashflows of the financial instrument.

The choice of contributors, the quality of market data used for pricing, and the valuation models used are all subject to internal review and approval procedures. Any change in these variables could give rise to the financial instruments being carried at a different valuation, with a consequent impact on stockholder’s equity and, in the case of trading portfolio assets, the income statement.

Share-based payment plans

The Group operates a number of equity settled share based compensation plans. The fair value of options granted is derived from option pricing models. A number of assumptions are made in ascertaining this fair value including expected share price volatility and dividend yield. In addition, certain assumptions are made on employee forfeitures and growth in earnings per share. If these assumptions do not materialize as expected it could give rise to a higher or lower share based payment expense in future years.

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

In calculating the plan liabilities and the charge to the income statement, the directors have chosen a number of assumptions within an acceptable range, under advice from the Group’s actuaries. The impact on the income statement and balance sheet could be materially different if a different set of assumptions were used.

Financial asset and financial liability classification

The Group’s accounting policies provide scope for financial assets and financial liabilities to be designated on inception into different accounting categories in certain circumstances. In classifying transactions as “trading” the Group has determined that they meet the definition of trading as set out in accounting policy number 17 Financial assets. In circumstances where financial assets are classified as held-to-maturity, the Group has determined that it has both the positive intention and ability to hold the assets until their maturity date as required by accounting policy number 17.

OPERATING RESULTS

The following discussion should be read in conjunction with the consolidated financial statements of AIB Group included elsewhere in this Report. These financial statements were prepared in accordance with IFRS as issued by the IASB.

In this Form 20-F, AIB provides supplemental information of its results on a non-GAAP basis to enable readers and investors to understand the impact of the underlying performance on the key captions in the consolidated statements of income and consolidated balance sheets, excluding the impact of currency factors. While this information is a non-GAAP measure under IFRS, AIB’s management considers the identification of currency factors to be an aid to the understanding and interpretation of the financial performance of the organization. The effect of currency factors is described in more detail below.

Currency factors

A significant proportion of the Group’s earnings are denominated in currencies other than the euro. As a result, movements in exchange rates can have an impact on earnings growth.

In 2007, the US dollar and sterling average accounting rates weakened relative to the euro by 9% and 1% respectively and the Polish zloty strengthened relative to the euro by 3% compared with the year to December 2006. The impact on the 2007 income statement was offset by hedging gains of €12 million.

At December 31, 2007, approximately 45% of the Group’s assets were denominated in currencies other than the euro. Movements in exchange rates can therefore have an impact on balance sheet caption growth rates. US dollar and sterling rates at December 31, 2007 compared to December 31, 2006, relative to euro over the same period were 11% and 8% weaker respectively. Polish zloty strengthened relative to the euro by 7% over the period December 31, 2006 to December 31, 2007.

In 2006, the US dollar and sterling average accounting rates remained broadly stable relative to the euro and the Polish zloty strengthened relative to the euro by 3% compared with the year to December 2005. The impact on 2006 earnings benefited from hedging gains of €10 million. At December 31, 2006, approximately 42% of the Group’s assets were denominated in currencies other than the euro. Sterling and Polish zloty strengthened relative to euro by 2% and 1% respectively compared with the year 2005, the US Dollar weakened relative to the euro by 10%.

In 2005, the Polish zloty average accounting rate strengthened relative to the euro by 12.5% and sterling weakened by 1%. The US dollar average accounting rate was in line with 2004. The impact on 2005 earnings included hedging losses of €13 million.

In addition, AIB presents an adjusted earnings per share, in accordance with IFRS, to adjust for material items of a non-recurring or one-off nature which impact on the reflection of the true performance of the organization in the period under assessment. They are set out below as follows:

Interest rate hedge volatility

Under IFRS, the reporting of hedges in place for interest rate volatility (hedging ineffectiveness and derivative volatility) can result in the net recording of a gain/loss in the statement of income. The impact of hedge volatility was negligible in 2007. In 2006 the impact was a decrease of €4 million in income before taxes (€4 million after taxes) equivalent to EUR 0.5c in earnings per share. In 2005, the impact was an increase of €6 million in income before taxes (€6 million after taxes) equivalent to EUR 0.7c in earnings per share.

Business acquisitions/disposals

There were no significant business acquisitions/disposals during 2007.

In January 2006, AIB completed a venture that brought together Hibernian Life & Pensions Limited (an Aviva Group p.l.c. subsidiary) and Ark Life under a holding company Hibernian Life Holdings Limited. As a result, AIB owns an interest of 24.99% in Hibernian Life Holdings Limited and has entered into an exclusive agreement to distribute the life and pensions products of the venture. The income and expenses of Ark Life’s operations disposed of for the years ended December 31, 2006: €4 million and 2005: €46 million have been reported net of taxation as a discontinued operation below net income.

During 2006, AIB recorded gains on disposals of businesses amounting to €189 million equivalent to earnings of EUR 21.7c per share. This included €112 million in relation to disposal of Ark Life recorded within discontinued activities. In addition AIB recorded income from the transfer by Ark Life of management of certain investment contracts to Aviva as part of the disposal of Ark Life (€26 million after taxes) and gain from the sale of 50% stake of AIB/BNY Securities Services (Ireland) Limited to the Bank of New York Company (€51 million after taxes).

Strategic property disposals

In 2005, AIB began a programme of sale and leaseback transactions on a number of branches and its headquarter location in Ireland. As part of this programme during 2007, pretax gains of €119 million (€106 million after taxes) were recorded of which gains on disposal of property amounted to €64 million (€58 million after taxes) and construction contract income amounted to €55 million (€48 million after taxes). In total, strategic property disposals contributed EUR12.1c to earnings per share in 2007.

During 2006, pretax gains of €454 million (€372 million after taxes) were recorded during the year ended December 31, 2006 of which gains on disposal of property amounted to €358 million (€290 million after taxes) and construction contract income amounted to €96 million (€82 million after taxes). In total, strategic property disposals contributed EUR42.8c to earnings per share in 2006.

Earnings per share

Basic earnings per share was EUR218.0c in the year ended December 31, 2007 compared with EUR246.8c in 2006, a decrease of EUR28.8c or 12%. When earnings per share for the year ended December 31, 2007 is adjusted for the the gain arising from the strategic property disposals of EUR12.1c adjusted earnings per share was EUR205.9c in 2007.This is an increase of EUR23.1c or 13% on an adjusted earnings per share for 2006 of EUR182.8c, when adjusted for the negative impact of interest rate hedge volatility of (EUR0.5c), strategic property disposals of EUR42.8c and gain on disposal of businesses of EUR21.7c (see note 20 to the financial statements).

Basic earnings per share was EUR246.8c in the year ended December 31, 2006 compared with EUR151.0c in 2005, an increase of EUR95.8c or 63%. When earnings per share for the year ended December 31, 2006 is adjusted for the negative impact of interest rate hedge volatility (EUR0.5c), the gain on disposal of business (EUR21.7c) and the gain arising from the strategic property disposals (EUR42.8c) adjusted earnings per share was EUR182.8c in 2006. This is an increase of EUR36.9c or 25% on an adjusted earnings per share for 2005 of EUR145.9c, when adjusted for interest rate hedge volatility EUR0.7c and construction contract income EUR4.4c.

Key performance indicators

The Group uses the following performance indicators in assessing the performance of the business: Adjusted EPS; Return on Equity; Tier 1 Capital ratio; Net interest margin; Cost income ratio; Income /cost gap (income growth v cost growth); bad debt provision charge; and impaired loans as a percentage of total loans. The commentary in this section discusses performance in relation to these metrics.

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

The following table shows net interest income for the years ended December 31, 2007, 2006 and 2005.

	Years ended December 31,
	2007	2006	2005
	(Euro in millions)
Net interest income	3,418	2,999	2,530

Commentary on net interest income performance in 2007

Net interest income was €3,418 million in 2007, compared to €2,999 million in 2006, an increase of €419 million. The increase was impacted by currency factors of €4 million. Excluding this item, net interest income increased by €423 million or 14%. The key drivers were strong loan growth in Republic of Ireland and strong loan and deposit growth in the UK, Poland and Corporate Banking. Loans to customers increased by 23% and customer accounts increased by 12% on a constant currency basis since December 31, 2006.

AIB Group manages its business divisionally on a product margin basis with funding and groupwide interest exposure centralized and managed by Global Treasury.

The Group net interest margin was 2.14%, a decrease of 12 basis points compared with 2006. The margin reduction was due to the following factors:

(a) customer loans increasing at a faster rate than customer deposits (9 basis points);

(b) a changing mix of products where stronger volume growth has been achieved in lower margin products, corporate loans and prime rate advances on the lending side and term deposits and other lower margin products on the deposit side and competitive pressures on loan and deposit pricing (2 basis points); and

(c) higher funding costs experienced in the periods (1 basis point).

While the strong lending growth generated good incremental income, the funding impact resulted in a reduction in the overall net interest margin calculation when net interest income is expressed as a percentage of average interest earning assets.

While it is difficult to disaggregate trends in product margins between mix and competitive factors, competitive pricing behaviour did impact loan and deposit margins. The Group’s new business lending continued to meet targeted return on capital hurdles.

Both loan and deposit margins were broadly stable while higher funding costs had a 1 basis point impact on the overall margin. The reinvestment of customer account funds had a close to neutral effect on the net interest margin in 2007.

Commentary on net interest income performance in 2006

Net interest income was €2,999 million in 2006, compared to €2,530 million in 2005, an increase of €469 million. The increase was impacted by currency factors of €10 million. Excluding this item, net interest income increased by €459 million or 18%. The key drivers of the increase were strong loan and deposit growth in Republic of Ireland, UK and Poland. Loans to customers increased by 26% and customer accounts increased by 19% on a constant currency basis since December 31, 2005.

The Group net interest margin was 2.26%, a decrease of 12 basis points compared with 2005. The margin reduction was due to the following factors:

(a) customer loans increasing at a faster rate than customer deposits (8 basis points);

(b) lower yields on the re-investment of deposit and current account funds as they mature; as well as a changing mix of products where stronger volume growth has been achieved in lower margin products; corporate loans, home loans and prime rate advances on the lending side and term deposits and other lower margin products on the deposit side (2 basis points);

(c) competitive pressures on loan and deposit pricing (6 basis points); partly offset by;

(d) a lower level of growth in Treasury assets compared with the growth in retail and commercial assets. This mix impact reduced the margin attrition to 12 basis points from 16 basis points before this factor.

The margin reduction continued to be impacted by average loans increasing at a greater rate than average deposits compared with 2005. While this strong lending growth generated good incremental income, the funding impact resulted in a reduction in the net interest margin.

The impact of low yields on the investment of deposit and current account funds particularly affected AIB Bank Republic of Ireland and Poland divisions.

Competitive pricing behaviour impacted loan and deposit margins. The Group’s new business lending continued to meet targeted return on capital hurdles.

Average interest rates, gross yields, spreads and margins

The following table shows interest rates prevailing at December 31, 2007 together with average prevailing interest rates, gross yields, spreads and margins for the years ended December 31, 2007, 2006 and 2005.

	As at Dec. 31,	Average interest rates for Years ended December 31,
	2007	2007	2006	2005
	%	%	%	%
Interest rates

Ireland
AIB Group’s prime lending rate	5.13	4.60	3.44	2.65
European inter-bank offered rate
One month euro	4.29	4.08	2.94	2.14
Three month euro	4.68	4.28	3.08	2.19
United Kingdom
AIB Group’s base rate	5.50	5.51	4.64	4.66
London inter-bank offered rate
One month sterling	5.95	5.80	4.74	4.68
Three month sterling	5.95	5.95	4.80	4.71
Poland
One month zloty	5.35	4.53	4.10	5.27
United States
Prime rate	7.25	8.08	7.96	6.19

Gross yields, spreads and margins(1)
Gross yield(2)
Group		5.86	5.21	4.79
Domestic		5.45	4.78	4.18
Foreign		6.85	6.16	6.13
Interest rate spread(3)
Group		1.63	1.83	2.00
Domestic		1.47	1.70	1.85
Foreign		2.04	2.07	2.35
Net interest margin(4)
Group		2.14	2.26	2.38
Domestic		2.10	2.04	2.17
Foreign		2.46	2.77	2.83

	Years ended December 31,
	2007	2006	2005
	(Euro in millions)
Average interest earning assets
Group	159,570	132,542	106,380
Domestic	112,232	91,447	73,057
Foreign	47,338	41,095	33,323

(1)

The gross yields, spreads and margins presented in this table are extracted from the average balance sheets and interest rates presented on page 31 of this Report and this breakdown into domestic and foreign has been compiled on the basis of location of office.

(2)	Gross yield represents the average interest rate earned on interest earning assets.
(3)	Interest rate spread represents the difference between the average interest rate earned on interest earning assets and the average interest rate paid on interest bearing liabilities.
(4)	Net interest margin represents net interest income as a percentage of average interest earning assets.

	Average Balance Sheet and Interest Rates Years ended December 31,
	2007			2006			2005
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(Euro in millions)%			(Euro in millions)%			(Euro in millions)%
ASSETS
Loans and receivables to banks
Domestic offices	9,276	422	4.5	4,930	191	3.9	4,596	117	2.5
Foreign offices	1,712	96	5.6	2,307	116	5.1	1,131	50	4.4
Loans and receivables to customers(1)
Domestic offices	78,806	4,671	5.9	62,641	3,162	5.1	47,806	2,084	4.4
Foreign offices	39,840	2,860	7.2	33,133	2,177	6.6	27,664	1,768	6.4
Trading portfolio financial assets
Domestic offices	7,848	372	4.7	9,205	349	3.8	7,786	257	3.3
Foreign offices	1,005	21	2.1	1,316	31	2.3	1,308	48	3.7
Financial investments available for sale
Domestic offices	16,302	774	4.7	14,671	588	4.0	12,869	470	3.7
Foreign offices	4,781	247	5.2	4,339	209	4.8	3,220	177	5.5
Total interest earning assets
Domestic offices	112,232	6,239	5.6	91,447	4,290	4.7	73,057	2,928	4.0
Foreign offices	47,338	3,224	6.8	41,095	2,533	6.2	33,323	2,043	6.1
Net interest on swaps		(106)			85			125

	159,570	9,357	5.9	132,542	6,908	5.2	106,380	5,096	4.8
Non-interest earning assets	10,531	—	—	8,827	—	—	13,209	—	—

Total assets	170,101	9,357	5.5	141,369	6,908	4.9	119,589	5,096	4.3

Percentage of assets applicable to foreign activities			30.4			31.5			31.1

LIABILITIES AND STOCKHOLDERS’ EQUITY
Due to banks
Domestic offices	31,080	1,448	4.7	28,375	1,067	3.8	25,288	693	2.7
Foreign offices	2,682	137	5.1	2,098	96	4.6	1,963	81	4.1
Due to customers
Domestic offices	38,401	1,167	3.0	36,101	809	2.2	27,820	473	1.7
Foreign offices	27,060	1,199	4.4	21,282	768	3.6	18,545	642	3.5
Other debt issued
Domestic offices	24,161	1,069	4.4	13,615	456	3.4	7,001	171	2.4
Foreign offices	12,063	667	5.5	10,144	499	4.9	8,486	374	4.4
Subordinated liabilities
Domestic offices	3,772	195	5.2	3,542	182	5.2	2,925	132	4.5
Foreign offices	1,009	57	5.6	551	32	5.8	—	—	—
Total interest bearing liabilities
Domestic offices	97,414	3,879	4.0	81,633	2,514	3.1	63,034	1,469	2.3
Foreign offices	42,814	2,060	4.8	34,075	1,395	4.1	28,994	1,097	3.8

	140,228	5,939	4.2	115,708	3,909	3.4	92,028	2,566	2.8
Non interest earning liabilities	21,117	—	—	18,263	—	—	21,237	—	—

Total average liabilities	161,345	5,939	3.7	133,971	3,909	2.9	113,265	2,566	2.3
Ordinary stockholders’ equity	8,756	—	—	7,398	—	—	6,324	—	—

Total liabilities and stockholders’ equity	170,101	5,939	3.5	141,369	3,909	2.8	119,589	2,566	2.2

Percentage of liabilities applicable to foreign activities			31.5			30.2			30.7

(1)	Loans to customers include money market funds, unquoted securities and reverse repurchase agreements.

The following table allocates changes in net interest income between volume and rate for the year ended December 31, 2007 compared with the year ended December 31, 2006 and the year ended December 31, 2006 compared with the year ended December 31, 2005. Volume and rate variances have been calculated based on the movements in average balances over the period and changes in interest rates on average interest earning assets and average interest bearing liabilities respectively. Changes due to a combination of volume and rate are allocated ratably to volume and rate.

	December 2007 over December 2006			December 2006 over December 2005
	Increase/(decrease) due to changes in:
	Average Volume	Average Rate	Net Change	Average Volume	Average Rate	Net Change
	(Euro in millions)			(Euro in millions)
INTEREST EARNING ASSETS
Loans and receivables to banks
Domestic offices	197	34	231	8	66	74
Foreign offices	(32)	12	(20)	57	9	66
Loans and receivables to customers
Domestic offices	820	498	1,318	686	352	1,038
Foreign offices	471	212	683	353	56	409
Trading portfolio financial assets
Domestic offices	(38)	61	23	50	42	92
Foreign offices	(7)	(3)	(10)	—	(17)	(17)
Financial investments available-for-sale
Domestic offices	72	114	186	75	43	118
Foreign offices	20	18	38	51	(19)	32

Total interest income	1,503	946	2,449	1,280	532	1,812

INTEREST BEARING LIABILITIES
Due to banks
Domestic offices	109	272	381	86	287	373
Foreign offices	29	12	41	6	9	15
Due to customers
Domestic offices	53	305	358	169	167	336
Foreign offices	237	194	431	106	20	126
Other debt issued
Domestic offices	444	169	613	198	87	285
Foreign offices	102	66	168	79	46	125
Subordinated liabilities
Domestic offices	13	—	13	30	21	51
Foreign offices	26	(1)	25	32	—	32

Total interest expense	1,013	1,017	2,030	706	637	1,343

Net interest income
Domestic offices	432	(39)	393	336	(59)	277
Foreign offices	58	(32)	26	238	(46)	192

Net interest income	490	(71)	419	574	(105)	469

Other income

The following table shows other income for the years ended December 31, 2007, 2006 and 2005.

	Years ended December 31,
	2007	2006	2005
	(Euro in millions)
Dividend income	31	23	17
Banking fees and commissions	1,029	921	863
Investment banking and asset management fees	424	314	198
Fee and commission income	1,453	1,235	1,061
Fee and commission expense	(197)	(161)	(145)
Trading income	62	167	119
Currency hedging gains / (losses)	12	10	(13)
Interest rate hedge volatility	—	(4)	6
Net trading income	74	173	112
Other operating income	89	57	72

Total other income	1,450	1,327	1,117

Commentary on other income performance in 2007

In the year ended December 31, 2007 other income was €1,450 million, compared with €1,327 million for the year ended December 31, 2006, an increase of €123 million. The increase included the impact of currency factors of €5 million, excluding this factor, other income increased by €118 million, or 9%. This growth was resilient in the face of turbulent market conditions in the second half of the year.

Dividend income increased by 32% mainly reflecting growth in dividends from investments held by the Polish business.

Total fee and commission income increased by 17%, with banking fees and commissions up 12% and investment banking and asset management fees up 33%. The 12% increase in banking fees and commissions reflects increased business and transaction volumes in AIB Bank Republic of Ireland and Corporate Banking and good growth in credit card revenue in Ireland.

Investment banking and asset management fees increased by 33% driven by particularly strong performances in Asset Management in Poland and BZWBK’s brokerage operation and very good growth in Goodbody Stockbrokers.

Trading income was affected by global market dislocation effects. Asset value writedowns in markets have been widespread with current mark to market values less than their par values. Where assets are deemed or classified as trading, the accounting convention is to fair value these assets, using bid prices, through other income in the income statement. The market dislocation particularly impacted the traded credit portfolio in Global Treasury with writedowns of €92 million recorded in the second half of 2007. Also reflected in trading income is a mark to model charge to income of €25 million (US$35 million) in relation to positions held in subprime (portfolio US$483 million/€328 million), a further €11 million in relation to Collateralized Debt Obligation (“CDO”) and Collateralized Loan Obligation (“CLO”) exposures and €3 million for other asset backed securities (€39 million for the total structured securities portfolio) which by their nature require writedowns in value to be reflected through fair value to other income in the income statement rather than by provisioning. In summary, values ascribed to the structured securities (€39 million charge to income) and trading portfolios (€92 million writedown in the second half of 2007) have resulted in a mark to model/market reduction for 2007 of €131 million.

Trading income excludes interest payable and receivable arising from trading activities, which is included in net interest income. Accordingly, the above trading income does not reflect the full extent of trading activities, which are largely in Global Treasury. Interest income in Global Treasury increased slightly compared with 2006.

The increase in other operating income mainly relates to a €40 million gain on the sale of a trade investment in Investment Banking. Other income as a percentage of total income was 29.8% compared with 30.7% for 2006.

Commentary on other income performance in 2006

In the year ended December 31, 2006 other income was €1,327 million, compared with €1,117 million for the year ended December 31, 2005 an increase of €210 million. The increase included the positive impact of currency factors €32 million, excluding this factor other income increased by €178 million or 16%.

Dividend income increased by 35% mainly reflecting growth in dividends from investments held by the Polish business.

Banking fees and commissions increased by 6%, reflecting increased business and transaction volumes in AIB Bank Republic of Ireland and Corporate Banking and good growth in credit card revenue in Ireland.

Investment banking and asset management fees increased by 57% driven by particularly strong performances in Asset Management in Poland and BZWBK’s brokerage operation and very good growth in Goodbodys stockbrokers. Total fee and commission income was up 16%, driven by the 57% increase in investment banking and asset management fees and the 6% increase in banking fees and commissions.

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

Operating expenses

The following table shows operating expenses for the years ended December 31, 2007, 2006 and 2005.

	Years ended December 31,
	2007	2006	2005
	(Euro in millions)
Personnel expenses	1,615	1,502	1,298
General and administrative expenses	761	672	583
Depreciation(1)/amortization(2)	145	140	130

Total operating expenses	2,521	2,314	2,011

(1)	Depreciation of property, plant and equipment.
(2)	Amortization of intangible assets.

Commentary on operating expenses in 2007

In the year ended December 31, 2007 operating expenses were €2,521 million, compared to €2,314 million for the year ended December 31, 2006, an increase of €207 million. The increase included currency factors of €3 million. Excluding this factor, operating expenses increased by €204 million or 9%. The increase in costs reflects normal inflationary increases and continuing investment in various programmes to develop capabilities to benefit from the ongoing business opportunities and to position the business for long-term growth and development. This has included investment in people, locations and the continuation of our programme to build common operating systems in line with our single enterprise agenda.

Significant progress has been made on our single enterprise approach to operations and technology and we have reached a point at which the level of further investment spending will moderate. The Group has addressed major regulatory changes (including Sarbanes Oxley and Basel II) and the completion of the preparation for these regulatory changes is expected to slow the rate of future cost growth. Cost growth decelerated in the second half-year due to the non-recurrence of the step up in regulatory driven and performance related remuneration costs incurred in the second half of 2006.

In 2007, personnel expenses were €1,615 million compared to €1,502 million for the year ended December 31, 2006, an increase of €113 million. The increase includes currency factors of €1 million. Excluding currency factors personnel expenses increased by 8% due to the introduction of new salary structures, normal wage increases and investment in developing our operating systems.

In 2007, general and administrative expenses were €761 million compared to €672 million for the year ended December 31, 2006, an increase of €89 million. The increase reflects currency factors of €1 million. Excluding these factors, general and administrative expenses were up 13% including costs associated with preparation for AIB’s Basel II application to the Financial Regulator, costs relating to the building of common operating systems, rental costs arising from the sale and leaseback arrangements for the Bankcentre and branch network (22 branches sold in 2007, 11 sold in 2006) and normal inflationary increases.

In 2007, depreciation/amortization was €145 million, compared with €140 million for 2006, an increase of €5 million. The increase includes currency factors of €1 million. Excluding this item depreciation/amortization increased by 3%.

Productivity improved with the cost income ratio reducing by 1.7% to 51.8% from 53.5% in 2006.

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

In 2006, general and administrative expenses were €672 million, compared to €583 million for the year ended December 31, 2005, an increase of €89 million. The increase reflected currency factors of €4 million. Excluding these factors, general and administrative expenses were up 14% mainly due to consultancy, systems and infrastructure costs to ensure compliance with the changing regulatory requirements and to sustain the long-term development of the business.

Depreciation/amortization for 2006 was €140 million, compared with €130 million for 2005, an increase of €10 million. The increase included currency factors of €1 million. Excluding this item depreciation/amortization increased by 6%, reflecting the commencement of depreciation on the aforementioned recent investment initiatives.

Productivity improved with the cost income ratio reducing by 1.7 percentage points to 53.5% from 55.2% in 2005.

Provisions for loan losses

The following table shows the provisions for loan losses charged to income for each of the three years ended December 31, 2007, 2006 and 2005.

	Years ended December 31,
	2007	2006	2005
	(Euro in millions)
Provisions for loan losses	106	118	115

As a percentage of average advances(1)	0.09%	0.12%	0.15%

(1)	Average loans, before provisions less unearned income, include leasing and installment credit.

Please also see “Provision and allowance for loan losses” on pages 92 and 96, “Net loans charged off” on pages 94 and 95 and “Impaired loans” on page 99.

Commentary on provision for loan losses in 2007

The provision for loan losses of €106 million (0.09% of average advances) for the year ended December 31, 2007 was €12 million lower than in 2006 (€118 million, 0.12% of average advances), a trend that is expected to change in 2008. The provision reflected the continuation of the benign credit environment for the majority of 2007 in the markets where we operate and was also influenced by a very high level of recoveries particularly in our Capital Markets, GB/NI and Poland divisions. The 2007 provision included €73 million of specific provisions (€92 million in 2006) and €33 million of IBNR (incurred but not reported), provisions (€26 million in 2006). The increase in IBNR was influenced by the growth in advances of €24 billion (23%) in 2007 when currency factors are excluded, or an increase of €21 billion (19%) including the impact of currency, and by the inclusion of €8 million in the Republic of Ireland division to cover the potential downgrade to impaired of a number of retail accounts with small balances which are 90 plus days past due.

Ireland

Provision for loan losses increased by €37 million to €107 million in the year to December 31, 2007 (2006: €70 million). The increase was impacted by higher charges in the Finance & Leasing portfolio of €9 million as well as two large provisions totaling €13 million relating to specific cases in the Property & Services sectors, and by the inclusion of €8 million IBNR provision on a number of retail 90 plus days past due accounts.

United Kingdom

Provisions for loan losses decreased in the year by €44 million driven by a low level of gross new provisions of €50 million spread across a number of sectors (Property, Manufacturing, Distribution & Personal), offset by strong recoveries of €53 million, with Capital Markets division accounting for recoveries of €32 million and GB/NI division of €21 million.

Poland

In 2007 the provision for loan losses at €2 million was €8 million lower than in 2006 (2006: €10 million) and reflects a very low level of new provisions, against a background of a growth in advances of 35.5%, and a significant level of recoveries of provisions previously charged-off of €7 million.

United States

The provision for loan losses at December 31, 2007 was zero compared with a net recovery of provisions of €1 million in 2006.

Rest of World

The provision for loan losses at December 31, 2007 was zero compared with a net recovery of €2 million in December 2006 which was as a result of the sale of an asset in Capital Markets Europe.

Commentary on provision for loan losses in 2006

The provision for loan losses of €118 million (0.12% of average advances) for the year ended December 31, 2006 was €3 million higher than in 2005 €115m, (0.15% of average advances). The provision reflected the continuation in 2006 of a benign credit environment in the markets where we operated and was also influenced by a very high level of recoveries particularly in our Capital Markets division. The 2006 provision included €92 million of specific provisions (€97 million in 2005) and €26 million of IBNR provisions (€18 million in 2005). The increase in IBNR was particularly influenced by the growth in advances of 26% in 2006.

Ireland

Provision for loan losses increased by €27 million to €70 million in the year to December 31, 2006 (2005: €43 million). The increase was mainly in the ROI commercial book (€23 million) in relation to a small number of larger cases in the Property & Distribution sectors. There was also an increase of €6 million in the Personal sector following the application of updated loss histories to pools of impaired loans with small balances.

United Kingdom

While we experienced a modest increase in gross new provisions in both Capital Markets (up €5 million) and UK (up €9 million) spread across a number of sectors (Property, Manufacturing, Transport & Services), these were offset by strong recoveries, particularly in our Capital Markets division where recoveries were €27 million (€5 million in 2005).

Poland

In 2006 the provision for loan losses at €10 million was €5 million lower than in 2005 (2005: €15 million) and reflected a very low level of new provisions and a significant level of recoveries of provisions previously charged-off.

United States

The provision for loan losses at December 31, 2006 was a net recovery of €1 million resulting from the sale of an asset in the Capital Markets division. This compares with a provision of €3 million in 2005.

Rest of World

The provision for loan losses at December 31, 2006 was a net recovery of €2 million as a result of the sale of an asset in Capital Markets Europe.

Provisions for contingent liabilities and commitments

	Years ended December 31,
	2007	2006	2005
	(Euro in millions)
Provisions for contingent liabilities and commitments	(8)	(15)	20

There was a net credit in provisions for contingent liabilities and commitments of €8 million and €15 million in 2007 and 2006 compared to a provision of €20 million in 2005.

Amounts written off financial investments available for sale

	Years ended December 31,
	2007	2006	2005
	(Euro in millions)
Amounts written off financial investments available for sale	1	1	8

Amounts written off financial investments available for sale were €1 million in 2007, compared to €1 million in 2006 and €8 million in 2005.

Associated undertakings

	Years ended December 31,
	2007	2006	2005
	(Euro in millions)
Share of results of associated undertakings	127	159	149
Gain on disposal of investments in associated undertakings	1	8	—

	128	167	149

2007 Performance

The income from associated undertakings in 2007 was €128 million compared to €167 million in 2006 and mainly reflects AIB’s 24.6% average share of the income after taxation of M&T Bank Corporation and income after taxation from Hibernian Life Holdings Ltd, the joint venture in Life and Pensions with Hibernian.

M&T’s contribution of US$166 million was down 7% or US$11 million relative to the year to December 2006 contribution of US$177 million. The performance of M&T in 2007 was affected by turbulence in the financial markets and in particular, the US residential real estate sector, in respect of which M&T has taken actions to provide for this portfolio. Separate to this, M&T experienced good growth in its commercial and property books and has successfully integrated Partners Trust Financial Group and First Horizon National Corporation branches into the M&T network. The contribution of M&T to AIB Group’s 2007 performance was also impacted by a weakening in the US dollar rate relative to the euro in 2007, and this partially contributed to the reduction in M&T’s contribution from €141 million in 2006 to €120 million in 2007.

AIB Group income in 2007 also included €1 million from the disposal of investments in associated undertakings compared with €8 million in 2006.

2006 Performance

The income in 2006 was €167 million compared to €149 million in 2005, an increase of €18 million. The income in 2006 included €8 million from the disposal of investments in associated undertakings. The Group’s share of results of associated undertakings was €159 million, an increase of €10 million on 2005 mainly reflecting the net income from the Group’s 24.99% interest in Hibernian Life Holdings Limited for 11 months in 2006. Under IFRS, AIB’s share of M&T after-tax income in 2006 amounted to €141 million, down from €148 million in 2005. Under IFRS, the Group did not recognize unallocated provisions recorded in M&T’s books. Consequently, the movement by M&T of previously unallocated credit provisions to specific provisions gave rise to an income statement impact of €15 million negative.

Gain on disposal of business

Years ended December 31,
2007	2006	2005
(Euro in millions)
1	79	5

2007

The gain on disposal of businesses in 2007 includes the final accrual of €2 million (tax charge €0.6 million) arising from the sale of the Govett business in 2003.

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

Applicable taxes

The following table shows applicable income taxes and tax rates, as well as effective tax rates, for the years ended December 31, 2007, 2006, and 2005.

	Years ended December 31,
	2007	2006	2005
	(Euro in millions)
Applicable income taxes	442	433	319

Irish corporation tax rate	12.5%	12.5%	12.5%
Weighted average corporation tax rate(1)	19.7%	18.2%	20.7%
Effective tax rate	17.6%	16.6%	18.7%

(1)	The weighted average corporation tax rate is derived from the standard tax rate in each jurisdiction multiplied by the net income generated in that jurisdiction.

The taxation charge was €442 million compared to €433 million in 2006 and €319 million in 2005. The effective tax rate is influenced by the geographic mix of profits which are taxed at the rates applicable in the relevant jurisdictions where the group operates. The reconciliation between the weighted average corporation tax rate and the effective tax rate is set out in note 16 to the consolidated financial statements.

Balance sheet

Total assets amounted to €178 billion at December 31, 2007 compared to €159 billion at December 31, 2006. Adjusting for the impact of currency, total assets were up 15% and loans to customers were up 23% since December 31, 2006 while customer accounts increased by 12%. Risk weighted assets excluding currency factors increased by 17% to €139 billion. The following table analyzes the changes (excluding currency factors) in the risk weighted assets, loans to customers and customer accounts.

% change December 31, 2007 v December 31, 2006	Risk weighted assets % Change	Loans to customers % Change	Customer accounts % Change
AIB Bank Republic of Ireland	20	20	3
Capital Markets	11	30	23
AIB Bank UK	17	20	17
Poland	28	39	26

AIB Group	17	23	12

Assets under management

Assets under management in the Group amounted to €19 billion at December 31, 2007 compared with €17 billion at December 31, 2006.

Global market dislocation

Beginning in the second half of 2007 debt and equity markets have experienced a period of market turmoil. This market turmoil was triggered principally by global concerns over exposures to US subprime mortgages and lending. A consequence of this event was the reduction of liquidity in debt markets and an increase in its cost where financing is available. The following commentary outlines the impact on our funding and asset portfolios.

Funding

In conditions where access to term debt is severely curtailed for all banks, the Group believes it has access to an appropriately diverse range of funding sources. Our activities in the term senior debt and unsecured interbank markets in the first half of 2007 and availability of funding to us since then through a range of current funding programmes has positioned us well. Our most significant source of funding at 48% of our total requirement, is our solid, highly predictable retail and business customer deposit base comprising approximately 2 million customers. These deposits, when combined with wholesale funding that matures after the end of June 2008, provided funding that as at December 31, 2007 was 94% of our total customer loans. Wholesale funding with a remaining maturity at December 31, 2007 of over 1 year is €20 billion, representing 78% of total term funding. In addition, at December 31,2007 we held €31 billion in qualifying liquid assets (of which approximately €9 billion was pledged) which represents a significant excess over both the regulatory requirement and our own higher internal policy level. Net unsecured interbank deposits are less than 8% of our total funding. In summary, we have well diversified sources of funding that we believe are sufficient to support our planned business growth. The cost of funding has increased but did not have a significant effect on our 2007 performance.

Asset portfolios

There are three distinct portfolios affected by the market dislocation.

Trading portfolio financial assets

Global Treasury manages a trading portfolio principally comprising bank bonds and collateralized prime residential mortgage obligations. Asset value writedowns in current markets have been indiscriminate with current mark to market values less than their par values. Where assets are deemed or classified as trading, the accounting convention is to fair value these assets, using bid prices, through trading income in the income statement.

Based on quoted bid prices at December 31, 2007 Global Treasury recorded a second half-year valuation writedown of €92 million in relation to the traded credit portfolio.

Available for sale portfolio

Global Treasury also manages the significant majority of AIB’s “financial investments available for sale” portfolio of €21 billion. This portfolio consists of high quality assets (also held for liquidity management purposes) that have not suffered impairment. The accounting convention is to fair value these assets through the equity account and not the income statement. We have applied the same approach to valuation as outlined for our trading portfolio financial assets and the writedown to equity across our business is €177 million (after tax). This writedown does not affect our regulatory capital calculation.

Structured securities portfolio (managed by Corporate Banking)

The Group’s total credit exposure to US subprime mortgages is low. Two portfolios subject to possible credit exposure are:

•	US$190 million (€129 million) whole loans/not tranched portfolio; and

•	US$293 million (€199 million) asset backed securities portfolio.

The subprime whole loans were purchased in 2007 and comprise collateral selected by AIB.

The subprime asset backed securities portfolio is marked to model for 2007. A charge was taken to income of €25 million (US$35 million) in this regard, which we consider an appropriate market adjustment.

In relation to other asset backed securities, the Group has taken a charge to income of €3 million in 2007.

Other CDO/CLO exposures totalled €550 million and for 2007 a charge of €11 million was taken to income in relation to these exposures. The Group has no exposure to conduits or structured investment vehicles (SIVs), either directly or through backstop facilities.

The total reflected in the income statement for the total structured securities portfolio is a €39 million (including the €25 million quoted above for the subprime mortgages) mark to model/market charge in relation to positions held in these portfolios.

The impact of market dislocation on the Group’s 2007 performance is summarized in the table below.

Portfolio	Treatment/impact	Valuation method
Trading portfolio financial assets	€92 million writedown reflected in income statement in H2 2007 in relation to traded credit portfolio	Quoted prices(1)

Available for sale portfolio	€177 million (after tax) writedown taken to equity account	Quoted prices(1)

Structured securities portfolio	€39 million charge reflected in income statement in H2 2007 (including €25 million regarding subprime exposure)	Mark to model/market

(1)	Quoted prices in relation to debt securities and quoted/unquoted prices in relation to equity shares.

The above charges reflect the accounting convention to fair value these assets and the charges reflect all unrealized losses.

2008 Outlook

Our approach and performance are founded on delivering products and services to a broad base of customers in our diverse geographies and sectors. This focus is expected to underpin solid, predictable revenues that we believe will continue to grow at a faster rate than costs. The provision for impairment of loans and receivables is expected to rise from the very low level in 2007, due to lower economic growth in our markets and a more difficult operating environment.

In line with banks globally, our businesses are facing a clearly more challenging and uncertain environment. We continue to target a low single digit percentage increase in earnings per share in 2008, relative to a 2007 base figure of Eur205.9c. This guidance is based on current business trends, and factors within our control. In common with other banks, however, the actual outcome could be affected by highly volatile conditions and their potential effect on our business, funding, and the market value of our assets.

PERFORMANCE BY DIVISION

Income before taxes by division for the years ended December 31, 2007, 2006 and 2005 were as follows:

	Years ended December 31,
	2007	2006	2005
	(Euro in millions)
Income before taxes(1)
AIB Bank ROI	1,094	966	779
Capital Markets	532	589	403
AIB Bank UK	452	379	322
Poland	269	207	132
Group	161	474	70

AIB Group	2,508	2,615	1,706

(1)

Interest income on capital is allocated to the divisions on the basis of the capital required to support the level of risk weighted assets. Interest income earned on capital not allocated to divisions is reported in Group.

The following pages contain a commentary on the Group’s performance by division.

AIB Bank ROI division

AIB Bank ROI: Retail and commercial banking operations in Republic of Ireland, Channel Islands and Isle of Man; AIB Finance and Leasing; Card Services, Wealth Management and share of Hibernian Life Holdings Limited, AIB’s venture with Hibernian Life and Pensions Limited.

	Years ended December 31,
	2007	2006	2005
	(Euro in millions)
AIB Bank ROI income statement
Net interest income	1,777	1,581	1,314
Other income	490	434	376

Total operating income	2,267	2,015	1,690

Personnel expenses	716	675	568
General and administrative expenses	320	270	250
Depreciation/amortization	52	55	49

Total operating expenses	1,088	1,000	867

Operating income before provisions	1,179	1,015	823
Provisions for impairment of loans and receivables	104	78	45
Provisions for liabilities and commitments	—	(4)	10
Amounts written back financial investments available for sale	—	(1)	—

Total provisions	104	73	55

Operating income	1,075	942	768
Associated undertakings	7	18	(1)

Gain on disposal of property	12	6	12

Income before taxes	1,094	966	779

Discontinued operation - net of taxes	—	116	46

2007 performance

Income before taxes was €1,094 million in 2007 compared with €966 million in 2006, an increase of €128 million, or 13%. There was no currency impact on the AIB ROI income statement in 2007 compared with 2006. This increase was very satisfactory against a less buoyant economic backdrop, and reflected well diversified growth and good cost management across the division.

Total operating income was up 13% and operating expenses were up 9% with the operating income/cost gap at +4%. This performance was built on AIB’s continuing progress in developing its product, service and relationship offering for customers. AIB continued to compete aggressively to protect and increase market share through the delivery of market leading products and service standards. Period end loans increased by 20% since December 31, 2006 and customer deposits grew by 3%. Loan demand remained good, with growth in business lending particularly strong. AIB successfully defended its share of the deposit market.

Operating expenses increased by 9% while operating leverage remained positive. Growth of 6% in personnel expenses mainly reflects higher staff numbers and salary inflation. General and administrative expenses were up by 19% with the key cost drivers being higher advertising spend, continuing investment in the branch network and streamlining back-office activities. The strong operating performance resulted in a reduction in the cost income ratio from 49.6% to 48.0%.

AIB Bank Republic of Ireland continues to follow a conservative approach to credit management and credit quality remained strong with the provision charge for the year to December 2007 at 0.16% of average loans compared with 0.15% in the year to December 2006.

Retail Banking reported another strong year with good growth in business and mortgage lending, while growth in personal lending was impacted by the effect of maturing SSIAs on credit demand. The wealth management proposition was developed further during 2007 and resulted in very strong growth in investment product sales with strong product offerings from both AIB Private Banking and Hibernian Life Holdings. Sales of life and pensions through the bank channel produced Annual Premium Equivalent (“APE”) growth of 34% in the year to December 2007. Income growth in AIB Card Services was strong, benefiting from good growth in cardholder balances and merchant turnover, while AIB Finance & Leasing also reported good growth in average balances with resultant benefit to the revenue line.

2006 performance

Income before taxes was €966 million in 2006 compared with €779 million in 2005, an increase of €187 million or 24%. There was no currency impact on the AIB Bank ROI income statement in 2006 compared with 2005. This growth in income before taxes was underpinned by a buoyant Irish economy. Total operating income was up 19% and total operating expenses were up 15% with the operating income/cost gap at +4%.

The strong income growth reflected increased customer demand for a competitively priced product range driven by a strong customer relationship management ethos in both front-line and back-office activities.

Loans and deposits increased by 32% and 20% respectively since December 31, 2005. AIB benefited from a pricing strategy to retain maturing Special Savings Incentive Accounts (SSIAs) and deposit growth exceeded that of the overall market.

Similarly, total loan growth was ahead of the market and was well spread across business, personal and mortgage sectors. Operating expenses were up 15%. Key drivers were growth in staff numbers reflecting the increased levels of business activity, annual salary inflation, the impact of a new career framework pay structure, performance related costs, a higher advertising spend and increased costs associated with a number of mandatory/regulatory driven project costs. The strong operating performance was reflected in a further improvement in the cost income ratio to 49.6% compared with 51.3% in 2005. Asset quality remained good and the provision charge for the year to December 31, 2006, was 0.15% of average loans, up 0.04% compared with the year to December 31, 2005.

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

In early 2006, AIB completed its agreement with the Aviva subsidiary that brought together, Hibernian Life & Pensions Limited and Ark Life under a holding company Hibernian Life Holdings Limited of which AIB owns 24. 99%. This represents an important part of the AIB wealth management platform in the distribution of life and pension products. The share of net income of associated undertakings from the venture was €11 million in 2006.

Capital Markets division

Capital Markets division comprises of Corporate Banking, Global Treasury and Investment Banking.

	Years ended December 31,
	2007	2006	2005
	(Euro in millions)
Capital Markets income statement
Net interest income	586	490	435
Other income	389	464	407

Total operating income	975	954	842

Personnel expenses	328	302	280
General and administrative expenses	118	123	103
Depreciation/amortization	14	13	17

Total operating expenses	460	438	400

Operating income before provisions	515	516	442
Provisions for impairment of loans and receivables	(18)	5	34
Provisions for liabilities and commitments	2	1	4
Amounts written off financial investments available for sale	1	2	8

Total provisions	(15)	8	46

Operating income	530	508	396
Associated undertakings	—	2	2
Gain on disposal of businesses(1)	2	79	5

Income before taxes	532	589	403

2007 performance

Income before taxes, including gains on disposal of businesses, was €532 million in 2007 compared with €589 million in 2006(1), a decrease of €57 million. This decrease was impacted by currency factors of €9 million. Excluding this item, income before taxes was down by €48 million or 8%. Operating income was €530 million in 2007 compared with €508 million in 2006, an increase of €22 million. This increase was impacted by currency factors of €9 million. Excluding this item, operating income was up €31 million, or 6%.

This operating income growth was achieved after incurring mark to market writedowns of €92 million in the second half of 2007 in the traded credit portfolio and writedowns of €39 million in the value of the structured securities portfolio, including subprime mortgages. This strong underlying result was driven by significant growth in business volumes, tight cost control and superior credit management.

Corporate Banking continued to experience significant deal momentum during 2007 with income before provisions up 10% and income before taxes up by 19%. Loan volumes grew by 30% reflecting strong underlying demand both domestically and across all of the division’s international business lines. Asset quality remains strong, reflecting the quality and strength of the division’s franchise together with management’s vigorous approach to credit management. The impact of market dislocation, including downgrades, on the division’s structured securities portfolio which includes subprime mortgages has been recognized by writing down the value of those exposures by €39 million. New corporate banking overseas offices continued to generate additional income streams, leveraging off the division’s focus on a small number of core sectors. Margins remained robust and continued to be actively managed against a backdrop of increasingly volatile and competitive markets. The average margin earned on the division’s loan portfolio again increased year on year.

Global Treasury was negatively impacted by the exceptional events experienced in credit and interbank markets during the second half of the year with a break-even income before taxes position recorded in 2007. The traded credit portfolio, comprised principally of bank bonds and collateralised prime residential mortgage obligations, which is subject to mark to market accounting, was written down by €92 million in the second half of 2007 as widening credit spreads impacted market prices across all asset classes. This portfolio had an average life of 2.9 years at December 31, 2007 and management is satisfied the underlying assets will redeem at par value on maturity. Notwithstanding the extent of market volatility, customer treasury business generated 35% operating income growth in Ireland, Britain and Poland, driven by strong core business deal flow, particularly in foreign exchange, derivatives and structured products.

Investment Banking generated exceptional growth with operating income up 115% on 2006. Asset management continued to be a key income before taxes contributor, underpinned by strong growth in volumes and new product initiatives both in Ireland and Poland. In Ireland, stockbroking activities, structured product initiatives, corporate advisory services and financial outsourcing activities all contributed strongly to the exceptional level of growth. The outturn was also buoyed by a gain of €40 million from the sale of a trade investment. Excluding this gain, Investment Banking operating income was ahead of 2006 by 50%.

Total operating expenses increased by 6% while general and administrative costs fell by 2%, reflecting management’s continued focus on cost containment. The cost income ratio was 47.1% compared with 45.9% in 2006.

(1)

The year to December 2006 included €26 million gain on disposal of business arising from the transfer by Ark Life of the management of certain investment contracts to Aviva, as part of the Ark Life disposal, and also included €51 million arising from the sale of our 50% share of AIB/BNY Security Services Ireland Limited to the Bank of New York Company.

2006 performance

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

Overall Global Treasury income before taxes declined marginally (2%) on 2005, against a backdrop of significant challenges in money markets impacted by increased interest rates and inflationary pressures. These factors were partially offset by particularly strong growth in the customer treasury business in Ireland, Britain and Poland and a robust performance in bond management activities.

Investment Banking experienced exceptional growth with income before taxes up 62%, reflecting quality product development and strong customer relationships, particularly in Polish asset management and stockbroking services. In Ireland, stockbroking reflected strong growth in equity trading, corporate advisory services and structured investments.

Total operating expenses continued to be managed closely with higher performance related costs partly offset by the impact of selective business rationalisation in 2005 and notwithstanding the impact of once-off technology, compliance and marketing costs, the division’s cost income ratio decreased to 45.9% from 47.5% in 2005.

Strong recoveries of credit provisions arising from realization of exposures, was a factor during the year and a conservative approach to credit management continued to prevail in a benign global credit environment.

Gain on disposal of businesses arose from the transfer by Ark Life of the management of certain investment contracts to Aviva, as part of the Ark Life disposal (€26 million after taxes), and from the sale of our 50% share of AIB/BNY Security Services (Ireland) Limited to the Bank of New York Company (€51 million after taxes).

AIB Bank UK division

Retail and commercial banking operations in Great Britain and Northern Ireland.

	Years ended December 31,
	2007	2006	2005
	(Euro in millions)
AIB Bank UK income statement
Net interest income	685	593	516
Other income	156	154	148

Total operating income	841	747	664

Personnel expenses	257	238	224
General and administrative expenses	102	94	89
Depreciation/amortization	12	11	10

Total operating expenses	371	343	323

Operating income before provisions	470	404	341
Provisions for impairment of loans and receivables	18	26	21

Operating income	452	378	320
Gain on disposal of property	—	1	2

Income before taxes	452	379	322

2007 performance

Income before taxes was €452 million, compared with €379 million in 2006, an increase of €73 million. This increase was impacted by currency factors of €2 million. Excluding this item, income before taxes was up €75 million, or 20%, built on well managed growth on both sides of the balance sheet, in both First Trust Bank in Northern Ireland and in Allied Irish Bank (GB) in Britain. Loans and deposits increased by 20% and 17% respectively since December 31, 2006, resulting in a net interest income increase of 16%, with customer deposits growing very strongly across both personal and business current accounts, particularly in Britain. This strong growth has been achieved in the context of a continued emphasis on margin management and on maintaining good credit quality. The provision for impairment of loans and receivables was down by €8 million when compared against 2006, representing 0.08% of average loans, compared to 0.13% in 2006, reflecting a strong level of recoveries. Costs increased by 9% reflecting a combination of increased performance-linked remuneration, investment in front line staff and upgrading enterprise technology platforms. Overall cost management remains a key focus, contributing to a further improvement in the cost income ratio from 45.9% to 44.1%.

Allied Irish Bank (GB), which focuses mainly on business banking, reported strong income growth of 20% to €249 million in 2007. This growth was driven by strong growth in deposit balances, which increased by 23% since December 31, 2006. Strong deposit growth has been a continued feature of Allied Irish Bank (GB) strategy in recent years. Lending balances increased by 18% since December 31, 2006, complemented by strong levels of loan origination fee income, further contributed to the increase in revenue, with interest margins being well managed and maintained over the year. Costs increased by 12%, reflecting a combination of increasing investment in staff and upgrading of the corporate and business banking technology infrastructure. The strong income growth has been reflected in an improvement in the cost income ratio from 44.1% to 43.3%. The level of bad debt provisioning fell significantly relative to last year, as a result of lower levels of specific provisioning and significant recoveries, resulting in a provision charge of 0.10% of average loans, compared with 0.17% in 2006.

First Trust Bank increased income before tax by 20% to €203 million, with the income growth reflecting strong growth in business banking, particularly in the first half of 2007. Loan and deposit balances were up 23% and 8% respectively since December 31, 2006, which together with strong loan origination fee income, drove an increase in net interest income of 16%. Costs increased by 5% reflecting the impact of increased investment in marketing initiatives and also in the corporate and business banking technology infrastructure. The cost income ratio improved significantly from 48.2% to 45.0% reflecting a continued focus on efficiency. Credit quality remained strong with the provision charge of 0.04% of average loans compared with 0.07% in 2006. The period also saw the introduction of a new personal current account “The Plus Account” for First Trust Bank, which offers customers the opportunity of earning credit interest and the opportunity of free transaction banking.

2006 performance

Income before taxes was €379 million in 2006 compared with €322 million in 2005, an increase of €57 million. This increase was impacted by currency factors of €1 million. Excluding this item, income before taxes was up €56 million or 17%. Loans and deposits increased by 19% and 22% respectively during 2006, with the growth well spread across both the business and personal sectors. Customer deposit and current account balances grew very strongly, with excellent growth in personal and business current accounts. Net interest income increased by 14%. Other income increased by 4%, with an increased focus on diversifying income away from traditional sources of fee income towards alternative income streams. Total operating expenses increased by 6%, due to normal salary increases and investment in customer and corporate marketing activity. Overall, the cost income ratio improved significantly from 48.7% to 45.9%, reflecting a combination of the strong revenue growth and management action taken to manage cost growth. The provision charge of 0.13% of average loans, was consistent with 2005.

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

Poland division

Bank Zachodni WBK (“BZWBK”), in which AIB has a 70.5% stockholding, together with its subsidiaries and associates. BZWBK Wholesale Treasury and Capital Markets’ share of certain Investment Banking subsidiaries results are reported in Capital Markets division.

	Years ended December 31,
	2007	2006	2005
	(Euro in millions)
Poland income statement
Net interest income	308	236	205
Other income	371	302	222

Total operating income	679	538	427

Personnel expenses	217	170	137
General and administrative expenses	160	120	99
Depreciation/amortization	33	40	44

Total operating expenses	410	330	280

Operating income before provisions	269	208	147
Provisions for impairment of loans and receivables	2	9	14
Provisions for liabilities and commitments	(1)	(2)	1

Total provisions	1	7	15

Operating income	268	201	132
Associated undertakings	1	6	—

Income before taxes	269	207	132

2007 performance

Income before taxes was €269 million in 2007 compared with €207 million in 2006, an increase of €62 million. This increase was impacted by currency factors of €7 million. Excluding this item, income before taxes increased by €55 million or 26%. This has been achieved through continued momentum across the various business lines of the division, leading to increases in volumes and business activity against a background of significant investment being made to realize strategic objectives.

Total operating income increased by 22% with net interest income increasing by 27%. Demand for credit has been exceptionally strong in 2007 with total loans increasing by 39% since December 31, 2006. Business lending growth of 32% outperformed the growth of business lending in the marketplace. Volume growth is well diversified across the corporate, SME and leasing portfolios. Personal lending continues to grow rapidly with mortgage lending growth of 43% and other personal lending growth of 47%. Customer deposits increased by 26% since December 31, 2006, achieved through balanced growth on both business and personal deposits, supported in particular by a successful marketing campaign in the fourth quarter. Overall deposit margins have improved as interest rates increased during the year.

Other income increased by 19%. Asset management income increased by 66%, driven by increases in balances in mutual funds of 32% and continued favorable portfolio mix. A strong second place in the market has been retained with market share at 16.8%. The brokerage business had an excellent year with higher levels of turnover in the primary market. Business momentum in 2007 has resulted in good growth in foreign exchange, e-business and payments, dividends and fees.

Operating expenses increased by 21%, reflecting the business decision to expand in the Polish market place. Branch network development continues with 34 new branches opened in 2007. Personnel expenses growth was 24%, driven by higher staff numbers, higher basic salaries and enhanced incentive plans. Significant investments are being made in supporting the business, which resulted in general and administrative expenses increasing by 30%. Specifically this includes increased spending on marketing and promoting the brand and strategic products, IT development spend and costs related to branch expansion. The cost income ratio was 60.4%, down from 61.1% in 2006.

Impaired loans as a percentage of total loans continued to show significant improvement with the ratio at 2.8% compared with 4.9% at December 31, 2006. Recoveries throughout the year in a very favorable credit environment have led to an overall provision charge as a percentage of average loans of 0.03% compared with 0.23% in 2006.

2006 performance

Income before taxes was €207 million in 2006 compared with €132 million in 2005, an increase of €75 million. This increase was impacted by currency factors of €4 million. Excluding this item, income before taxes increased by €71 million or 56%. This exceptional growth reflected the very strong momentum across the business lines of the division in a favorable economic climate, resulting in significantly higher business activity and volumes.

Total operating income increased by 22% with net interest income up by 11%. There was a substantial pick up in the demand for credit in 2006, with momentum particularly noted in the second half-year. Total loans increased by 23% from December 2005 due to strong business lending growth, which was ahead of the market growth, and the ongoing increase in retail lending. Mortgage growth at 26% benefited in the second half-year from the reduced market preference for foreign exchange denominated lending and growing customer demand for zloty mortgages, the sector in which the bank actively participates. Overall lending margins were largely flat reflecting improved product mix, offsetting increasing competition in business and mortgage lending. Customer deposits increased by 16% from December 2005, with growth primarily in current accounts and foreign exchange deposits. Business deposits increased by 26%. Personal deposits were higher by 8% which is a strong performance given customer preference for mutual funds in the market. Lower interest rates and increased competition reduced deposit margins, which was somewhat compensated for by a better product mix.

Other income growth of 32% was driven by a variety of positive factors, primarily by the exceptional growth in the mutual fund business which reported the biggest inflow of funds countrywide, and where balances increased by 123% since December 2005 and market share increased to 17.4% at December 31, 2006 from 12.6% at December 31, 2005. A high level of sales and favorable portfolio mix resulted in asset management net income growth of 202%. The brokerage business was buoyed by the performance of the Warsaw Stock Exchange in 2006 with substantial increases in turnover and resultant fee income. In addition, dividends, equity investment disposals, foreign exchange income and e-business and payment fees all contributed to the strong growth recorded in other income.

Total operating expenses increased by 12% reflecting increased business activity and investment in developing the franchise in Poland. Personnel expenses increased by 18% reflecting higher staff numbers, substantial increase in performance related costs, including a once-off year end payment to staff related to the very strong revenue growth. Operating costs continued to be carefully managed. Better business generation opportunities have resulted in increased spend on marketing and IT in particular. The cost income ratio fell to 61.1% from 65.6%.

Impaired loans as a percentage of total loans continued to improve with the ratio at 4.9% at December 31, 2006 compared with 6.8% at December 31, 2005, reflecting strong asset quality as the loan book increased. The provision charge as a percentage of average loans was 0.23%, compared with 0.40% in 2005.

Group division

Group includes interest income earned on capital not allocated to divisions, the funding cost of certain acquisitions, hedging in relation to the translation of foreign locations’ income, unallocated costs of central services and the contribution from AIB’s average share of approximately 24.6% in M&T and gain on disposal of property.

	Years ended December 31,
	2007	2006	2005
	(Euro in millions)
Group income statement
Net interest income	62	99	60
Other income/(loss)	44	(27)	(36)

Total operating income	106	72	24

Personnel expenses	96	117	89
General and administrative expenses	62	65	42
Depreciation/amortization	34	21	10

Total operating expenses	192	203	141

Operating loss before provisions	(86)	(131)	(117)
Provisions for impairment of loans and receivables	—	—	1
Provisions for liabilities and commitment	(9)	(10)	5

Total provisions	(9)	(10)	6

Operating loss	(77)	(121)	(123)
Associated undertakings	120	141	148
Gain on disposal of property	64	358	—
Construction contract income	55	96	45
Loss on disposal of businesses	(1)	—	—

Income before taxes	161	474	70

2007 performance

Group reported income of €161 million for the year to December 2007 compared with income of €474 million in 2006. The result for both years was affected by gains on disposal of property and construction contract income. The operating loss was €77 million compared with a loss of €121 million in 2006.

Net interest income decreased from €99 million in 2006 to €62 million in 2007. Other income/(loss) includes hedging gains/(losses) in relation to foreign currency translation hedging and hedge volatility (hedging ineffectiveness and derivative volatility). Total income was up from €72 million in 2006 to €106 million in 2007.

Total operating expenses decreased from €203 million in 2006 to €192 million in 2007. A higher depreciation/amortization charge reflects project and investment spend in recent years.

AIB’s share of M&T’s net income for 2007 amounted to €120 million. M&T’s 2007 performance was affected by the turbulence in the financial markets and, in particular, in the US residential real estate sector. M&T’s contribution to AIB of US$166 million was down 7% relative to 2006 (US$177 million). The M&T euro contribution to AIB Group performance was impacted by the weakening in the US dollar rate relative to the euro in 2007.

Gain on disposal of property in 2007 includes gain on the sale of 22 branches in the Republic of Ireland (€64 million before tax). Construction contract income of €55 million reflects the income earned from the development of Bankcentre, based on the stage of completion.

2006 performance

Group division reported income before taxes of €474 million for the year to December 2006 compared with income before taxes of €70 million in 2005. The increase includes income on disposal of property and construction contract income (total €454 million—see below for detail).

Net interest income increased due to higher capital income resulting from higher capital balances (strong retained earnings and the return on the funds generated from the disposal of property and the sale of businesses). Other loss includes hedging gains/(losses) in relation to foreign currency translation hedging and interest rate hedge volatility (hedging ineffectiveness and derivative volatility).

Total operating expenses were higher due to increased compliance related spend, mainly Sarbanes Oxley and Basel II and investment in systems and infrastructure to sustain the long-term development of the business in line with our single enterprise agenda. Performance related costs were higher in line with strong income growth.

M&T reported net income up 7% to US$839 million. Under IFRS, AIB’s share of M&T after-tax income in 2006 amounted to €141 million, down from €148 million in 2005. Under IFRS, the Group did not recognize unallocated provisions recorded in M&T’s books. Consequently, the movement by M&T of previously unallocated credit provisions to specific provisions gave rise to an income statement impact of €15 million negative.

Gain on disposal of property included income on the disposal of the existing Bankcentre building (€256 million before taxes), income on the sale of 11 branches in the Republic of Ireland (€73 million before taxes) and income on disposal of Donnybrook House (€29 million before taxes). Construction contract income of €96 million reflected the income earned from the new development at Bankcentre, based on the stage of completion.

LIQUIDITY AND CAPITAL RESOURCES

The policy of the Group is to maintain adequate capital resources at all times, having regard to the nature and scale of its business and the risk inherent in its operations. It does this through an Internal Capital Adequacy Assessment Process (“ICAAP”). The overarching principle of the ICAAP is the explicit linkage between capital and risk; the adequacy of the Group’s capital is assessed on the basis of the risks it faces. This requires a clear assessment of the material risk profile of the Group, and a consideration of the extent to which identified risks, both individually and in aggregate, require capital to support them. In addition, the level of capital held by the Group is influenced by its target debt rating and minimum regulatory requirements.

The Board reviews and approves the Group’s capital plan on an annual basis. The capital planning process is fully integrated into the Group and divisional planning process. The capital plan considers the amount and type of capital the Group requires to support its business strategy, comply with regulatory requirements and meet both its rating targets and market expectations over a five year horizon. It takes into consideration the results of stress tests, and considers strategies for hedging, releasing and raising capital in order to arrive at and maintain the Group’s desired capital profile. The divisions are responsible for managing their capital and the capital ratios of their licensed subsidiaries where applicable.

The following table shows AIB Group’s capital resources at December 31, 2007, 2006 and 2005:

	December 31,
	2007	2006	2005
	(Euro in millions)
Stockholders’ equity (1)	9,827	8,605	7,169
Equity and non-equity minority interests	1,351	1,307	1,248
Preference shares	169	189	210
Perpetual preferred securities	972	1,016	—
Undated capital notes	813	871	868
Dated capital notes	2,651	2,668	2,678

Total capital resources	15,783	14,656	12,173

(1)	Includes other equity interests

Capital resources and regulatory capital ratios«

Capital resources increased by €1,127 million during the year ended December 31, 2007. The increase arose primarily as a result of net retentions of €1,260 million, pension plan actuarial gains of €393 million and other movements of €54 million, offset by negative foreign exchange movements of €580 million.

As regards regulatory capital resources and capital adequacy, the Group is subject to the requirements of the Financial Regulator. The Financial Regulator’s rules closely follow the provisions of existing European capital adequacy directives, and apply a risk asset ratio framework to the measurement of capital adequacy.

The adequacy of the Group’s capital is assessed by comparing available regulatory capital resources with capital requirements expressed as risk weighted assets. The internationally agreed minimum total capital (to risk weighted assets) ratio of 8% and Tier 1 capital (to risk weighted assets) ratio of 4% are the base standards from which the Financial Regulator sets individual minimum capital ratios for banks within its jurisdiction.

The table on the following page shows the components and calculation of the Group’s Tier 1 and total capital ratios as at December 31, 2007 and December 31, 2006. The Group was strongly capitalized at December 31, 2007 with a Tier 1 ratio of 7.5% and a total capital ratio of 10.1%.

Risk weighted assets increased by €16.4 billion reflecting continued loan growth across the Group.

Tier 1 capital increased by €0.4 billion, primarily as a result of strong retentions of €1.3 billion offset by the negative impact of exchange rate movements (€0.3 billion) and the application of new regulatory requirements in respect of the final dividend and supervisory deductions in respect of investments in financial undertakings. The proposed final dividend of €451 million is now required to be deducted from Tier 1 capital together with 50% of the supervisory deductions in respect of investments in financial undertakings, amounting to €182 million. If applied at December 31, 2006, the Tier 1 and total capital ratios would have been 7.8% and 10.8% respectively.

Tier 2 capital reduced by a net €76 million primarily reflecting the issue of lower Tier 2 capital of €128 million offset by the impact of negative exchange rate movements.

The Capital Requirements Directive (Unaudited)

The Capital Requirements Directive (“CRD”), which was transposed into Irish law at the end of 2006, introduces some significant amendments to the existing capital adequacy framework. Its goal is to provide a greater link between the risk a bank faces and the capital it requires, and it does this in a number of ways. In terms of Basel II minimum capital requirements (‘Pillar 1’) it brings greater granularity in risk weightings under the standardized approach for credit risk, and introduces an explicit capital requirement for operational risk. Perhaps the most significant amendment is the ability of banks to use the outputs of their own internal rating systems to calculate capital requirements for credit risk. This is known as the internal ratings based approach (“IRBA”). The IRBA allows banks to use their own estimates of the Probability of Default (“PD”) of their borrowers in the estimation of capital requirements. It can also allow banks to use their own estimates of a transaction’s LGD and EAD.

«	Forms an integral part of the audited financial statements.

Use of IRBA is subject to supervisory approval, and is provided only to those banks that can demonstrate that their credit risk management and risk estimation processes meet the required minimum standards. The CRD also introduces two additional ‘pillars’. Under Pillar 2 (‘supervisory review’) banks may estimate their own internal capital requirements through an Internal Capital Adequacy Assessment Process (“ICAAP”), which is subject to supervisory review and evaluation. Pillar 3 (‘market discipline’) involves the disclosure of a suite of qualitative and quantitative risk management information to the market.

The following table shows the components and calculation of the Group’s tier 1 and total capital ratios at December 31, 2007 and 2006.

	December 31,
	2007	2006
	(Euro in millions)
Capital base«
Tier 1
Paid-up ordinary share capital	294	294
Eligible reserves	8,566	7,975
Equity and non-equity minority interests in subsidiaries	1,351	1,307
Non-cumulative preference shares (note a)	169	189
Non-cumulative perpetual preferred securities	972	1,016
Reserve capital instruments (note b)	497	497
Less: Supervisory deductions (note c)	(1,358)	(1,162)

Total tier 1 capital	10,491	10,116

Tier 2
Fixed asset revaluation reserves	107	110
IBNR provisions	218	189
Subordinated perpetual loan capital	813	871
Subordinated term loan capital	2,651	2,668

Total tier 2 capital	3,789	3,838

Gross capital	14,280	13,954
Supervisory deductions (note d)	(182)	(310)

Total capital	14,098	13,644

Notes:

(a)	Non-cumulative preference shares are included within subordinated liabilities and other capital instruments in the consolidated balance sheet.
(b)	Reserve capital instruments are included within Other Equity Interests in the consolidated balance sheet.
(c)	Supervisory deductions at the tier 1 capital level relate to intangible fixed assets and goodwill, and 50% of deductions in respect of investments in non-consolidated financial entities.
(d)	Supervisory deductions at the total capital level relate to investments in non-consolidated financial entities, primarily the investments in HLH and M&T.

	December 31,
	2007	2006
	(Euro in millions except %)
Risk weighted assets«
Banking book:
On balance sheet	120,033	101,285
Off-balance sheet	12,408	13,033

	132,441	114,318

Trading book:
Market risks	6,193	8,172
Counterparty and settlement risks	752	544

	6,945	8,716

Total risk weighted assets	139,386	123,034

Capital ratios
Tier 1 capital	7.5%	8.2%
Total capital	10.1%	11.1%

The CRD legislating Basel II, came into force from January 1, 2007 but contained a provision allowing banks to remain on the existing capital adequacy framework until January 1, 2008. AIB chose to avail of this option and thus the capital requirements presented above are calculated on the basis of the existing capital adequacy framework. From January 1, 2008, AIB is using the IRBA to calculate capital requirements for credit risk on several significant portfolios and the standardized approach for the remainder of its book. The operational risk charge is calculated based on the standardized approach. The Group does not expect the transition to the CRD to significantly change its minimum regulatory capital requirement in the short to medium term.

«	Forms an integral part of the audited financial statements.

In respect of Pillar 2, the Group submitted its ICAAP to the Financial Regulator during 2007. As regards Pillar 3, the Group will make relevant disclosures in due course.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Financial liabilities by undiscounted contractual cash flows are set out in note 61 to the consolidated financial statements. The table below provides details of the contractual obligations of the Group as at December 31, 2007 in respect of capital expenditure and operating lease commitments.

	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years	Total
	(Euro in millions)
Contractual obligations
Capital expenditure commitments	102	17	—	—	119
Operating leases	75	141	122	593	931

Total	177	158	122	593	1,050

There are certain regulatory restrictions on the ability of subsidiaries to transfer funds to the parent company in the form of cash dividends, loans or advances. The impact of such restrictions is not expected to have a material effect on the Group’s ability to meet its cash obligations.

Further discussion on liquidity is included in Item 11 “Quantitative and qualitative disclosures about risk—Liquidity risk” on page 103.

OFF-BALANCE SHEET ARRANGEMENTS

AIB utilizes Special Purpose Entities (SPEs) in the ordinary course of business, primarily to provide liquidity and facilitate customer transactions.

Under IFRS, financial statements transactions and events should be accounted for and presented in accordance with their substance and economic reality and not merely their legal form.

As a result, the substance of transactions with an SPE forms the basis for the treatment in the Group’s financial statements. An SPE is consolidated in the financial statements when the substance of the relationship between the entity and the SPE indicates that the SPE is controlled by the entity and meets the criteria set out in IAS 27 “Consolidated and separate financial statements” and SIC 12 “Consolidation - Special purposes entities”. The key areas where the Group uses SPEs are set out below.

Structuring of loans

The Group structures certain financing transactions, including funding the purchase or construction of certain assets, through SPEs to ensure the availability of credit to customers in an efficient manner. These SPEs are consolidated in the financial statements and the exposures are included within loans to customers.

Asset management

The Group provides asset management services to a large number of clients on an “arms’ length” basis and at market terms and prices. These assets are not consolidated in the Group’s financial statements, as they are not assets of AIB or its subsidiaries.

AIB also manages third party assets through SPEs in which it has acquired interests. These SPEs, primarily Collateralized Debt Obligations (“CDOs”), are not consolidated in the Group’s financial statements. AIB does not have control over the SPEs nor does it bear the significant risks and rewards that are inherent in the assets. Accordingly, the Group’s interests are included within equity shares. A CDO is an investment vehicle which allows third party investors to make debt and/or equity investments in a vehicle containing a portfolio of loans and bonds with certain common features. The Group has a significant variable interest in five CDOs set up since 2001, four of which invest in European sub investment grade leveraged finance assets and one in U.S. High Yield Bonds. The cumulative size of these SPEs at December 31, 2007 was €1,767 million (2006: €1,821 million). The Group’s investment and maximum exposure totals €39 million (2006: €36 million). There is no recourse to the Group by third parties in relation to these SPEs. A ‘B’ credit grade(1) is assigned to 98% of the underlying assets. The weighted average life of assets the SPEs hold is approximately 6 years. The deals are funded with long term financing which consists of approximately 90% rated debt notes and 10% equity. There have been no material write-downs of assets in the SPEs. Approximately €22 million of SPE issued mezzanine and senior debt has been downgraded in 2007.

Employee compensation trusts

AIB and some of its subsidiary companies use trust structures to benefit employees and to facilitate the ownership of the Group’s equity by employees. The Group consolidates these trust structures where the risks and rewards of the underlying shares have not been transferred to the employees. Details of these structures are provided in note 47 of the Notes to Consolidated Financial Statements.

(1)	Moodys public rating or internal AIB credit grade assigned to the asset where a Moodys ratings is not available.

ADDITIONAL BALANCE SHEET INFORMATION

Placings with banks

The following table analyzes placings with banks, based on the offices from which the placing is made.

	December 31,
	2007	2006
	(Euro in millions)
Placings with banks, repayable within 30 days:
Domestic offices	6,890	5,017
Foreign offices	1,695	2,353

	8,585	7,370

Placings with banks, repayable beyond 30 days:
Domestic offices	713	4,941
Foreign offices	167	589

	880	5,530

Total	9,465	12,900

AIB Group places funds with other banks for a number of reasons, including liquidity management, the facilitation of international money transfers and the conduct of documentary credit business with correspondent banks.

Limits on the aggregate amount of placings that may be made with individual institutions are established in accordance with AIB Group credit policy.

Customer accounts

The following table analyzes average deposits by customers based on the location of the offices in which the deposits are recorded.

	December 31,
	2007	2006
	(Euro in millions)
Domestic offices
Current accounts	14,295	13,218
Deposits:
Demand	7,214	6,385
Time	22,382	21,023

	43,891	40,626

Foreign offices
Current accounts	11,540	9,093
Deposits:
Demand	2,327	2,123
Time	11,568	9,624

	25,435	20,840

Total	69,326	61,466

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

Customer accounts by currency

The following table analyzes customer deposits by currency.

	December 31,
	2007	2006
	(Euro in millions)
Euro	47,738	44,979
US dollar	4,697	3,821
Sterling	21,387	20,620
Polish zloty	7,155	5,198
Other currencies	331	257

	81,308	74,875

The following table shows details of the Group’s large time deposits and certificates of deposit (US$100,000 and over or the equivalent in other currencies) by time remaining until maturity.

	December 31, 2007
	3 months or less	After 3 months but within 6 months	After 3 months but within 12 months	After 12 months	Total
	(Euro in millions)
Large time deposits
Domestic offices	16,436	753	638	1,245	19,072
Foreign offices	9,842	446	468	324	11,080
Certificates of deposit
Domestic offices	4,112	845	312	85	5,354
Foreign offices	6,753	5,448	1,422	89	13,712

	37,143	7,492	2,840	1,743	49,218

Short-term borrowings

The following table shows details of short-term borrowings of AIB Group for the years ended December 31, 2007, 2006 and 2005.

	December 31,
	2007	2006	2005
	(Euro in millions)
Commercial paper:
End of year outstandings	2,987	1,912	718
Highest month-end balance	3,336	2,775	1,779
Average balance	2,446	1,997	1,304
Average rate of interest
At end of year	5.02%	5.22%	3.53%
During the year	5.16%	5.15%	3.24%

Repurchase agreements:
End of year outstandings	7,912	12,524	11,044
Highest month-end balance	12,524	13,927	13,046
Average balance	10,223	12,477	10,686
Average rate of interest
At end of year	4.54%	3.97%	2.99%
During year	4.62%	3.32%	2.26%

Other short-term borrowings:
End of year outstandings	54,999	41,562	31,372
Highest month-end balance	60,079	45,078	34,470
Average balance	47,264	35,148	25,061
Average rate of interest
At end of year	5.53%	4.38%	3.65%
During year	5.55%	4.06%	3.61%

Average interest rates during the year are computed by dividing total interest expense by the average amount borrowed. Average interest rates at the year end are average rates for a single day and as such may reflect one-day market distortions which may not be indicative of generally prevailing rates. “Other short-term borrowings” consist principally of borrowings in the inter-bank market included within “Deposits by banks” in the Consolidated Financial Statements and generally have remaining maturities of one year or less. The maturity profiles of the above outstandings are disclosed in notes 37, 38, 39 and 40 of the Consolidated Financial Statements.

Available for Sale Securities

The following table categorizes AIB Group’s available-for-sale investment portfolio by maturity and weighted average yield at December 31, 2007, 2006 and 2005.

	December 31, 2007
	Within 1 year		After 1 but within 5 years		After 5 but within 10 years		After 10 years
	Euro	Yield %	Euro	Yield %	Euro	Yield %	Euro	Yield %
	(Euro in millions)
Irish government	9	5.9	75	3.7	81	4.6	—	—
Euro government securities	878	3.5	1,391	4.3	667	4.3	—	—
Non Euro government securities	460	3.9	1,829	4.9	809	5.3	132	5.0
Non European government securities	182	5.4	488	4.7	546	4.9	—	—
U.S. Treasury & U.S. government securities	5	3.4	16	3.9	—	—	70	5.3
Collateralized mortgage obligations	46	3.5	78	5.1	97	4.9	1,940	5.3
Other asset backed securities	17	5.2	—	—	—	—	1,267	5.8
Euro bank securities	674	3.9	3,399	4.6	831	4.3	—	—
Non Euro bank securities	517	5.4	3,024	5.6	214	5.5	—	—
Certificates of deposit	331	5.5	—	—	—	—	—	—
Other investments	—	—	425	5.7	128	7.5	17	6.8

Total	3,119	4.3	10,725	4.9	3,373	4.9	3,426	5.5

	December 31, 2006
	Within 1 year		After 1 but within 5 years		After 5 but within 10 years		After 10 years
	Euro	Yield %	Euro	Yield %	Euro	Yield %	Euro	Yield %
	(Euro in millions)
Irish government	2	3.8	277	4.2	198	4.2	—	—
Euro government securities	1,115	3.1	1,393	3.6	728	4.0	—	—
Non Euro government securities	450	4.5	1,355	4.7	648	4.7	—	—
Non European government securities	263	4.4	585	4.5	505	4.1	5	0.8
U.S. Treasury & U.S. government securities	6	3.0	15	3.9	—	—	95	5.9
Collateralized mortgage obligations	—	—	119	4.6	126	4.8	2,015	5.6
Other asset backed securities	18	5.8	12	5.2	—	—	387	6.4
Euro bank securities	477	3.3	2,239	3.2	792	3.6	—	—
Non Euro bank securities	207	4.6	2,972	4.6	286	4.9	36	4.7
Certificates of deposit	1,586	5.2	—	—	5	4.6	—	—
Other investments	82	6.1	181	5.6	176	6.3	16	6.3

Total	4,206	4.3	9,148	4.1	3,464	4.3	2,554	5.7

	December 31, 2005
	Within 1 year		After 1 but within 5 years		After 5 but within 10 years		After 10 years
	Euro	Yield %	Euro	Yield %	Euro	Yield %	Euro	Yield %
	(Euro in millions)
Irish Government	47	5.4	246	4.0	22	4.3	177	4.1
Other European Government	2,705	3.1	3,124	3.2	991	4.1	—	—
Non European Government Securities	140	3.6	501	4.5	394	4.2	—	—
Collateralized mortgage obligations	—	—	—	—	110	3.4	528	2.3
Other asset backed securities	2	4.7	48	5.1	149	6.2	335	4.1
Other securities	1,931	3.9	3,726	3.8	1,199	3.9	318	4.1

Total	4,825	3.4	7,645	3.6	2,865	4.2	1,358	3.4

The weighted average yield for each range of maturities is calculated by dividing the annual interest prevailing at the balance sheet date by market value of securities held at that date.

The following table gives the carrying value (fair value) of available for sale securities by major classifications together with the gross unrealized gains and losses at December 31, 2005. See note 29 of the consolidated financial statements for this analysis for 2007 and 2006.

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

Trend information

See Item 5 – “Operating results - 2008 Outlook” on page 39.

Item 6.	Directors, Senior Management & Employees

Directors & senior management

Certain information in respect of the Directors and Executive Officers is set out below.

Dermot Gleeson BA, LLM - Chairman

Barrister, and member of the Adjunct Law Faculty of University College Dublin. Chairman of University College Cork’s Governing Body and a member of that University’s President’s Consultative Board. He has held the following positions and offices in the recent past: member of the Royal Irish Academy, Chairman of the Irish Council for Bioethics, Director of the Gate Theatre, Attorney General of Ireland, member of the Council of State, and Chairman of the Review Body on Higher Remuneration in the Public Sector. Joined the Board in 2000, and appointed Chairman in 2003. (Age 59)

Eugene Sheehy« MSc - Group Chief Executive

Joined AIB in 1971. Appointed General Manager, Retail Operations in 1999, and Managing Director, AIB Bank, Republic of Ireland in 2001. Appointed Chief Executive Officer of AIB’s USA Division and Executive Chairman of Allfirst Financial Inc. in 2002. Appointed Chairman and CEO, Mid Atlantic Division, M&T Bank, and a member of the Executive Management Committee and Board of M&T Bank Corporation (“M&T”) in April 2003, following the acquisition by AIB of a strategic stake in M&T. Appointed AIB Group Chief Executive-Designate in March 2005, co-opted to the Board on May 12, 2005, and assumed responsibility as Group Chief Executive with effect from July 1, 2005. Fellow and past President of the Institute of Bankers in Ireland. (Age 53)

Adrian Burke B Comm, FCA

Chairman of Coyle Hamilton Willis Limited and Director of Dairygold Co-Operative Society Limited. Vice Chairperson of the Institute of European Affairs. Former president of the Institute of Chartered Accountants in Ireland, former Managing Partner of Arthur Andersen in Ireland, and former Chairman of the Joint Ethics Board of the Institutes of Chartered Accountants in Ireland, Scotland, and England and Wales. Joined the Board in 1997. Retired from the Board at the Annual General Meeting on April 22, 2008. (Age 66)

Kieran Crowley BA, FCA

Consultant. Founder of Crowley Services Dublin Ltd., which operates the Dyno-Rod franchise in Ireland. Director of AIB Group (UK) p.l.c., and former Director of BZWBK, AIB’s Polish subsidiary. A member of the Government appointed Advisory Forum on Financial Legislation. Former Chairman of the Small Firms Association and member of the Irish Business and Employers’ Confederation (IBEC) National Executive Council. Joined the Board in 2004. (Age 56)

Colm Doherty« B Comm

Managing Director, AIB Capital Markets plc. Director of M&T Bank Corporation and Director of Commerzbank Europe. Joined AIB International Financial Services in 1988, and became its Managing Director in 1991. Appointed Head of Investment Banking in 1994, and assumed his present position in 1999. Member of the International Financial Services Centre Clearing House Group. Joined the Board in 2003. (Age 49)

Donal Forde« MSc

Managing Director, AIB Bank, Republic of Ireland. Joined AIB in 1978. Appointed Head of Treasury Services in 1998 and General Manager, Strategic Development Unit, AIB Bank in 1999; assumed his current position in 2002. Director of Hibernian Group PLC. Fellow and past President of the Institute of Bankers in Ireland and past President of the Irish Banking Federation. Joined the Board in January 2007. (Age 47)

Stephen Kingon CBE BA, DBA, FCA, FCIM

Chairman of Invest Northern Ireland and of the Northern Ireland Centre for Competitiveness. Member of the Economic Development Forum, and co-chair of the North/South Roundtable Group. Director of AIB Group (UK) p.l.c., Mivan (UK) Limited and Anderson Spratt Group (Holdings) Limited. Former Managing Partner of PricewaterhouseCoopers in Northern Ireland. Former President of the Northern Ireland Chamber of Commerce and Industry, and past-Chairman of Business in the Community in Northern Ireland, the Ulster Society of Chartered Accountants, and the Institute of Management Consultancy in Northern Ireland. Joined the Board in September 2007. (Age 60)

Anne Maher FIIPM, BCL

Chairman of the Medical Council’s Performance Committee. Member of the Professional Oversight Board (UK), (an operating body of the UK Financial Reporting Council); the FTSE Policy Group; the Actuarial Stakeholder Interests Working Group (UK); and a Governor of the Pensions Policy Institute (UK). Board member of the Retirement Planning Council of Ireland. She has held the following positions and offices in the recent past: Chief Executive of The Pensions Board for Ireland, Chairman of the Irish Association of Pension Funds and Board Member of the Irish Accounting and Auditing Supervisory Authority. Joined the Board in January 2007. (Age 62)

Dan O’Connor B Comm, FCA - Audit Committee Chairman

Director of CRH plc, former President and Chief Executive Officer, GE Consumer Finance Europe, and former Senior Vice-President of General Electric Company. Joined the Board in January 2007. (Age 48)

John O’Donnell« FCMA, FCCA - Group Finance Director

Joined AIB in 1989 as Associate Director, AIB International Financial Services, becoming Managing Director in 1995. Appointed Managing Director, AIB Corporate Finance in 1996, Head of Investment Banking, AIB Capital Markets in 2001, and Group Finance Director-Designate in July 2005. Joined the Board in 2006. (Age 53)

Sean O’Driscoll B Comm, FCA - Remuneration Committee Chairman

Group Chief Executive, Glen Dimplex. Member of the University College Cork President’s Consultative Board. Appointed by the Irish Government to the high-level group overseeing Ireland’s Asia strategy. Awarded an Honorary OBE for his contribution to British industry. Joined the Board in 2006. (Age 50)

Jim O’Leary MA, MSI

Senior Fellow of the Department of Economics at the National University of Ireland, Maynooth. Former Chief Economist at Davy Stockbrokers, and former Director of Aer Lingus, the National Statistics Board and Gresham Hotel Group. Director of BZWBK, AIB’s Polish subsidiary. Joined the Board in 2001. Retired from the Board at the Annual General Meeting on April 22, 2008. (Age 51)

David Pritchard BSc (Eng) – Chairman, AIB Group (UK) p.l.c.

Former Group Treasurer, Executive Director, and Non-Executive Deputy Chairman of Lloyds TSB Group plc; spent two years as secondee at the Financial Services Authority while employed at Lloyds TSB. Former Managing Director Citicorp Investment Bank, London, and former General Manager Royal Bank of Canada Group. Non-Executive Chairman of Songbird Estates plc, Non-Executive Director of The Motability Tenth Anniversary Trust, and former Non-Executive Director of LCH Clearnet Group. Joined the Board in June 2007. (Age 63)

Bernard Somers B Comm, FCA

Director of DCC plc, Independent News & Media plc, and Irish Continental Group plc. Former director of the Central Bank of Ireland. Principal of Somers & Associates, corporate restructuring consultants. Joined the Board in 2006. (Age 58)

Michael J Sullivan JD – Senior Independent Non-Executive Director

Served as US Ambassador to Ireland from January 1999 to June 2001 and as Governor of the State of Wyoming, USA, between 1987 and 1995. Director of Kerry Group plc, Sletten Construction Inc., Cimarex Energy, Inc., First Interstate BancSystem, Inc., and a Trustee of the Catholic Diocese of Wyoming. Member of the Bar, State of Wyoming, and Partner, Rothgerber, Johnson & Lyons, LLC. Joined the Board in 2001. (Age 68)

Robert G Wilmers

Chairman and Chief Executive Officer of M&T, Buffalo, New York State. Director of The Business Council of New York State, Inc. Served as Chairman of the New York State Bankers’ Association in 2002, and as a Director of the Federal Reserve Bank of New York from 1993 to 1998. Joined the Board in 2003, as the designee of M&T, on the acquisition by AIB of a strategic stake in M&T. (Age 73)

Jennifer Winter BSc - Corporate Social Responsibility Committee Chairman

Vice-President, Corporate Reputation and Government Affairs, AstraZeneca plc. Former positions and offices held include Chief Executive, the Barretstown Gang Camp Limited, Director of Project Management Holdings Ltd., and Managing Director of SmithKline Beecham, Ireland. Joined the Board in 2004. (Age 48)

«	Executive Directors

Board Committees

Information concerning membership of the Board’s Audit, Corporate Social Responsibility, Nomination & Corporate Governance, and Remuneration Committees is given in the Corporate Governance statement on pages 67 to 72.

Executive Officers (in addition to Executive Directors above)

Name	Principal occupation	Year in which appointed to present position
Shom Bhattacharya (57)	Group Chief Risk Officer (retired December 31, 2007)	2002

Gerry Byrne (52)	Managing Director, AIB Poland Division	2001

Robbie Henneberry (44)	Managing Director, AIB Group (UK) p.l.c.	2005

Steven Meadows (54)	Group Director, Operations & Technology	2005

Mary Toomey (59)	Head of Group Strategic Human Resources	2005

Nick Treble (48)	Group Chief Risk Officer (with effect from January 1, 2008)	2007

Compensation

Aggregate remuneration of Directors and Officers

The aggregate remuneration for the year ended December 31, 2007 of all Directors and Executive Officers as a group amounted to €18.091 million; the corresponding figure for the year ended December 31, 2006 was €18.294 million. These sums include:

(i) an aggregate amount set aside to provide pension benefits for Directors and Executive Officers (2007: €1.386 million; 2006: €1.361 million);

(ii) pension and other remuneration paid to former Directors (2007: €0.112 million; 2006: €1.702 million);

(iii) the value of conditional awards of shares under the company’s share option plan and long term incentive plans, determined by applying the valuation techniques described in note 13 (2007: €3.867 million in relation to 4 executive directors and 5 other senior executive officers; 2006: €3.053 million in relation to 3 executive directors and 6 other senior executive officers).

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

Remuneration Committee

The Remuneration Committee comprises only non-executive directors; during 2007 its members were: Mr. Don Godson, (Chairman until October 8, 2007, retired from the Board on December 31, 2007), Mr. Sean O’Driscoll (from May 1, 2007; Chairman from October 9, 2007), Mr. Dermot Gleeson, Mr. John B. McGuckian (until April 30, 2007), Mr. Jim O’Leary (until December 5, 2007; he will retire from the Board on April 22, 2008), Mr. David Pritchard (from June 21, 2007), and Mr. Bernard Somers (from May 1, 2007). The Committee has a wide remit which includes, inter alia, determining, under advice to the Board, the specific remuneration packages of the executive directors. A copy of the Committee’s Terms of Reference is available on AIB’s website, www.aibgroup.com.

The following tables summarize the total remuneration of the Directors.

	December 31, 2007
	Fees(1)	Salary	Bonus(2)	Profit share(3)	Taxable benefits(4)	Pension contributions(5)	Total
	(Euro in thousands)
Remuneration
Executive directors
Colm Doherty	—	625	800	12	47	179	1,663
Donal Forde (appointed January 11, 2007)	—	575	600	12	43	164	1,394
John O’Donnell	—	480	600	12	44	137	1,273
Eugene Sheehy	—	916	850	12	65	262	2,105

	—	2,596	2,850	48	199	742	6,435

Non-executive directors
Adrian Burke	141						141
Kieran Crowley	153						153
Padraic M Fallon (retired May 9, 2007)	17						17
Dermot Gleeson	475						475
Don Godson (retired December 31, 2007)	70						70
Stephen L. Kingon (appointed September 6, 2007).	31						31
Anne Maher (appointed January 11, 2007)	71						71
John B McGuckian (retired May 9, 2007)	45						45
Dan O’Connor (appointed January 11, 2007)	64						64
Sean O’Driscoll	57						57
Jim O’Leary	109						109
David Pritchard (appointed June 21, 2007)	86						86
Bernard Somers	50						50
Michael J Sullivan	70						70
Robert G Wilmers	—						—
Jennifer Winter	85						85

	1,524						1,524

Former directors
Pensions(6)							113

Total							8,072

	December 31, 2006
	Fees(1)	Salary	Bonus(2)	Profit share(3)	Taxable benefits(4)	Pension contributions(5)	Total
	(Euro in thousands)
Executive directors
Colm Doherty	—	570	1,200	12	45	148	1,975
John O’Donnell	—	415	500	12	40	108	1,075
Eugene Sheehy (CEO)	—	860	1,300	—	52	224	2,436

	—	1,845	3,000	24	137	480	5,486

Non-executive directors
Adrian Burke	167					—	167
Kieran Crowley	139					—	139
Padraic M Fallon	51					3	54
Dermot Gleeson	408					—	408
Don Godson	71					—	71
John B McGuckian	120					14	134
Sean O’Driscoll	12					—	12
Jim O’Leary	86					—	86
Bernard Somers	12					—	12
Michael J Sullivan	96					—	96
Robert G Wilmers	—					—	—
Jennifer Winter	87					—	87

	1,249					17	1,266

Former directors
Pensions(6)							762
Other payments(7)							940

							1,702

Total							8,454

(1)

Fees paid to the non-executive directors, other than the Chairman who receives a flat fee, comprise a basic fee, paid at a rate of €36,500 per annum since April 26, 2006, in respect of service as a director, and additional remuneration paid to any non-executive director who: is the Chairman of the Audit Committee, Remuneration Committee, or Corporate Social Responsibility Committee; is the Senior Independent Director or; performs additional services, such as through membership of Board Committees or the board of a subsidiary company. A fee of €36,500 was paid to M&T Bank Corporation (“M&T”) in the year ended December 31, 2007 (2006: €36,023), in respect of Mr. Robert G. Wilmers’s directorship of the Company as the designee of M&T, pursuant to the Agreement and Plan of Reorganization, dated September 26, 2002, by and among the Company, Allfirst Financial Inc. and M&T, as approved by stockholders at the Extraordinary General Meeting held on December 18, 2002 (“the Agreement”). During 2007, Messrs. Michael Buckley (who retired as Group Chief Executive and Director of AIB on June 30, 2005), Colm Doherty, and Eugene Sheehy, served as AIB-designated Directors of M&T, pursuant to the Agreement. The fees payable in this regard, in 2007 in respect of Messrs. Doherty and Sheehy, amounting to €32,310 (2006: €32,996), were paid to AIB, while €23,237 was paid to Mr. Buckley (2006: €24,182).

(2)

The executive directors participate in a discretionary, performance-related, incentive plan for senior executives under which bonuses may be earned on the achievement of specific, performance-related objectives, reviewed annually.

(3)	Information on the employees’ profit sharing plans, which are operated on terms approved by the stockholders, is given in note 13.
(4)	Taxable benefits include the use of a company car or the payment of a car allowance, and benefit arising from loans made at preferential interest rates.
(5)

“Pension contributions” represent payments to defined benefit pension plans, in accordance with actuarial advice, to provide post-retirement pensions from normal retirement date. The contribution rate in 2007 in respect of the Executive Directors, as a percentage of pensionable emoluments, is 28.6% (2006: 26.0%). The fees of the non-executive directors who joined the Board since 1990 are not pensionable.

The pension benefits earned during the year, and accrued at year-end, are as follows:

	Increase in accrued benefits during 2007(a)	Accrued benefit at year-end(b)	Transfer values(c)
	(Euro in thousands)
Executive directors
Colm Doherty	18	276	234
Donal Forde	45	264	534
John O’Donnell	43	248	688
Eugene Sheehy	55	529	878

Non-executive directors
Padraic M. Fallon (retired May 9, 2007)	—	9.8	—
John B. McGuckian (retired May 9, 2007)	—	24.8	—

(a)	Increases are after adjustment for inflation, and arise in consequence of (i) additional pensionable service; and (ii) increases in pensionable earnings.
(b)

The figures represent the accumulated total amounts of accrued benefits (i.e., annual pension) payable at normal retirement dates, as at December 31, 2007. The increase for Mr. McGuckian since 2006 is attributable to late retirement and there was no additional accrual of service.

(c)

The figures show the transfer values of the increases in accrued benefits during 2007. These transfer values do not represent sums paid or due, but the amounts that the Company’s pension plan would transfer to another pension plan, in relation to the benefits accrued in 2007, in the event of the member leaving service.

(6)

“Pensions” (€113,000) represents the payment of pensions to former directors or their dependants granted on an ex-gratia basis and fully provided for in the Balance Sheet (2006: €762,000, inclusive of €650,000 to amortize a deficit in the Non-Executive Directors’ Pension Plan, in accordance with actuarial advice).

(7)

“Other payments” in 2006 represents the remuneration of Mr. Aidan McKeon from January 1, 2006 until his retirement as an Executive Director on February 28, 2006, and the payment to Mr. Gary Kennedy, former Group Finance Director, of €738,675 on foot of approvals given by the stockholders at the 2006 Annual General Meeting (see Item 7).

Board practices

Directors

The following Board changes occurred with effect from the dates shown:

•	Mr. Donal Forde was appointed an Executive Director on January 11, 2007;

•	Ms. Anne Maher was appointed a Non-Executive Director on January 11, 2007;

•	Mr. Daniel O’Connor was appointed a Non-Executive Director on January 11, 2007;

•	Mr. David Pritchard was appointed a Non-Executive Director on June 21, 2007;

•	Mr. Stephen L. Kingon was appointed a Non-Executive Director on September 6, 2007;

•	Mr. Don Godson retired as a Non-Executive Director on December 31, 2007;

•	Messrs. Adrian Burke and Jim O’Leary retired at the 2008 AGM.

All other Directors retired at the 2008 AGM and were re-appointed.

Audit committee

See page 69.

Corporate social responsibility committee

See page 70.

Nomination and corporate governance committee

See page 70.

Remuneration committee

See page 70.

Service Contracts

There are no service contracts in force for any director with the Company or any of its subsidiaries.

Share ownership

Interests in shares

The beneficial interests of the Directors and the Secretary in office at December 31, 2007, and of their spouses and minor children, in the Company’s ordinary shares are as follows:

Ordinary Shares	December 31, 2007	January 1, 2007«
Directors:
Adrian Burke	11,004	11,004
Kieran Crowley	12,520	12,520
Colm Doherty	71,677	71,116
Donal Forde	54,006	43,445
Dermot Gleeson	100,000	60,000
Don Godson	65,000	65,000
Stephen L. Kingon	—	—
Anne Maher	1,600	—
Dan O’Connor	14,000	8,000
John O’Donnell	37,052	9,491
Sean O’Driscoll	138,503	3,503
Jim O’Leary	4,000	4,000
David Pritchard	3,500	3,500
Eugene Sheehy	255,845	105,284
Bernard Somers	1,000	—
Michael J Sullivan	5,400	1,700
Robert G Wilmers	430,059	405,059
Jennifer Winter	480	480

Secretary:
W M Kinsella	41,258	40,697

«	or later date of appointment

The following table sets forth the beneficial interests of the Directors and Executive Officers of AIB as a Group (including their spouses and minor children) at December 31, 2007.

Title of class	Identity of person or group	Number owned	Percent of class
Ordinary shares	Directors and Executive Officers of AIB as a group	1,279,525	0.15%

Share Options

Details of the Executive Directors’ and the Secretary’s options to subscribe for ordinary shares are given below. Information on the Share Option Plans, including policy on the granting of options, is given in note 13. The vesting of these options in the individuals concerned is dependent on Earnings Per Share (“EPS”) targets being met. Subject thereto, the options outstanding at December 31, 2007 are exercisable at various dates between 2008 and 2015. Details are shown in the Register of Directors’ and Secretary’s Interests, which may be inspected by stockholders at the Company’s Registered Office.

	December 31, 2007	January 1, 2007«	Since January 1, 2007«		Weighted average price of options exercised		Market price at date of exercise		Weighted average subscription price of options outstanding at December 31, 2007
			Granted	Exercised
Directors:					€		€		€
Colm Doherty	185,000	185,000	—	—		—		—		12.83
Donal Forde	105,000	115,000	—	10,000		11.98		19.325		13.90
John O’Donnell	96,000	96,000	—	—		—		—		13.23
Eugene Sheehy	120,000	120,000	—	—		—		—		13.78

Secretary:
W M Kinsella	40,500	40,500		—		—		—		13.99

«	or later date of appointment

Non-executive directors do not participate in the share options plans. The aggregate number of share options outstanding at December 31, 2007 in the names of executive directors and officers, as a group, was 959,500, as follows:

Outstanding as at December 31, 2006:	1,064,000
Options granted, 2007	—
Less: Options exercised, 2007	104,500
Less: Options lapsed, 2007	—

Options outstanding as at December 31, 2007	959,500

Long Term Incentive Plans

Details of the Executive Directors’ and the Secretary’s conditional grants of awards of ordinary shares are given below. These conditional awards are subject to onerous performance targets being met, in terms of EPS growth and total stockholder return. In that regard, it was determined by the Remuneration Committee during 2007 that the conditional awards made in 2002 had not met the related performance targets, and, accordingly, that they should lapse – see below. Information on the Long Term Incentive Plans, including policy on the granting of awards, is given in note 13. The conditional grants of awards outstanding at December 31, 2007 may wholly or partly vest between 2008 and 2010, depending on the date of the grant and the grant conditions being met.

	December 31, 2007	Lapsed during 2007	Granted during 2007	January 1, 2007«
Directors:
Colm Doherty	115,658	15,000	39,267	91,391
Donal Forde	92,193	8,000	32,722	67,471
John O’Donnell	88,723	6,500	27,486	67,737
Eugene Sheehy	251,163	8,000	76,788	182,375

Secretary:
W M Kinsella	11,455	4,500	5,641	10,314

«	or later date of appointment

Apart from the interests set out above, the Directors and Secretary in office at year-end, and their spouses and minor children, have no other interests in the shares of the Company.

The following changes in the Directors’ and Secretary’s interests occurred between December 31, 2007 and March 31, 2008.

Directors

(a)	Mr. Dermot Gleeson purchased 20,000 ordinary shares on February 27, 2008;
(b)	Mr. Colm Doherty was awarded a conditional grant of award of 71,606 ordinary shares under the Performance Share Plan 2005 on April 23, 2008;
(c)	Mr. Donal Forde was awarded a conditional grant of award of 67,873 ordinary shares under the Performance Share Plan 2005 on April 23, 2008;
(d)	Mr. John O’Donnell was awarded a conditional grant of award of 56,561 ordinary shares under the Performance Share Plan 2005 on April 23, 2008;
(e)	Mr. Eugene Sheehy was awarded a conditional grant of award of 140,030 ordinary shares under the Performance Share Plan 2005 on April 23, 2008.

Employee share plans

Employee profit sharing plans

The Company operates the “AIB Approved Employees Profit Sharing Plan 1998” (“the Plan”) on terms approved by the stockholders at the 1998 Annual General Meeting. All employees, including executive directors of the Company and certain subsidiaries are eligible to participate, subject to minimum service periods (i.e., a continuous employment for at least one year prior to the last day of the relevant accounting period) and being in employment on the date on which an invitation to participate is issued. The Directors at their discretion, may set aside each year, for distribution under the Plan, a sum not exceeding 5% of eligible income of participating companies.

Eligible employees in the Republic of Ireland may elect to receive their profit sharing allocations either in shares or in cash. Such shares are held by Trustees for a minimum period of two years and are required to be held for a total period of three years for the employees to obtain the maximum tax benefit. Such employees may elect to forego an amount of salary, subject to certain limitations, towards the acquisition of additional shares. The maximum market value of shares that may be appropriated to any employee in a year may not exceed €12,700. During 2007, 1,207,757 ordinary shares, with a value of €27.3 million were distributed to employees participating in the Profit Sharing Plan in the Republic of Ireland (2006: 1,024,309 ordinary shares, with a value of €20.1 million; 2005: 950,718 ordinary shares, with a value of €15.0 million). In addition, 779,141 ordinary shares, with a value of €17.6 million, were purchased by employees through the salary foregone facility (2006: 674,966 ordinary shares, with a value of €13.2 million: 2005: 630,814 ordinary shares, with a value of €9.9 million).

A Share Ownership Plan (“the Plan”) operates in the UK in place of a profit sharing plan. The Plan, which was approved by stockholders at the 2002 Annual General Meeting, provides for the acquisition by eligible employees of shares in a number of categories: Partnership Shares, in which each eligible employee may invest up to Stg £1,500 per annum from salary; Free Shares, involving the award by the Company of shares up to the value of Stg £3,000 per annum per employee, and Dividend Shares, which may be acquired by each eligible employee, by re-investing dividends of up to Stg £1,500 per annum.

To participate in the Plan, eligible employees must have been in the continuous employment of the Group from July 1, prior to the grant date. During 2007, a total of 320,352 shares with a value of €7.2 million (2006: 292,123 shares with a value of €5.7 million; 2005: 274,251 shares with a value of €4.3 million) were awarded under the Free Share plan. Free Shares are forfeited on a sliding scale should the employee leave the service of the Group within three years of grant date. The market value was determined as the mid-market price of the Company’s shares on the Irish Stock Exchange daily official list on the relevant date.

The following table summarizes activity in the Free Share category during 2007 and 2006.

	2007	2006
	Number of options ‘000	Number of options ‘000
Outstanding at January 1	1,090.3	916.6
Granted	320.4	292.1
Forfeited	(23.5)	(17.7)
Vested	(55.9)	(100.7)

Outstanding at December 31	1,331.3	1,090.3

AIB Group Performance Share Plan 2005

The “AIB Group Performance Share Plan 2005” (‘the Plan”) was approved by the stockholders at the 2005 AGM. This plan is designed to provide market-competitive incentives for senior executives, in the context of the Company’s long-term performance against stretching growth targets and the overall return to stockholders. Conditional grants of awards of ordinary shares are made to employees. These awards vest in full on the third anniversary of the grant if the performance conditions at (a) and (b) below are met:

(a) 50% of awards will vest if the growth in the Company’s EPS over the three-year period beginning with the year of grant is not less than the increase in the Irish Consumer Price Index (“CPI”) plus 10% per annum, compounded over that period; and

(b) 50% of awards will vest if:

(i) in respect of awards granted in 2005, the Company’s Total Stockholder Return (“TSR”) (the calculation of which is set out in the Rules of the Plan) over the period referred to at (a) above relative to a peer group of at least 15 banks (listed in the Rules of the Plan) is such as to position AIB not below the 80th percentile;

(ii) in respect of awards granted in 2006 and subsequent years, the Company’s TSR over the period referred to at (a) above relative to the banks in the FTSE Eurofirst 300 Banks Index (listed in the Rules of the Plan) is such as to position AIB not below the 80th percentile; and

(iii) in respect of awards granted in 2007 and subsequent years, in addition to the condition at (ii) above, the Remuneration Committee is also satisfied that the recorded TSR is a genuine reflection of the Group’s underlying financial performance during the relevant three consecutive complete financial years.

For performance below these levels, the following vesting will apply:

•

10% of awards will vest if the growth in the Company’s EPS over the three-year period beginning with the year of grant is not less than the increase in the Irish CPI plus 5% per annum, compounded over that period;

•

10% of awards will also vest if the Company’s TSR over the period relative to the peer group (at (b)(i) in respect of awards granted in 2005, and at (b)(ii) in respect of awards granted in 2006 or subsequently and subject also to the underlying performance condition at (b)(iii) in respect of awards granted in 2007 and subsequently) is not less than the median TSR of that peer group;

•

Between these levels of performance (i.e. EPS growth over the period of Irish CPI plus more than 5% and up to 10% p.a., compounded, and TSR between the median and the 80th percentile) awards will vest on a graduated scale;

•	No awards will vest if performance is below the minimum levels stated above.

At December 31, 2007, conditional grants of awards of 3,794,640 ordinary shares in aggregate were outstanding to 534 employees. The expense arising from the conditional grants of awards is determined as follows:

•	the market value of the shares at the date of grant, adjusted to take into account the expected vesting, is used to determine the value of the award subject to the EPS vesting criteria; and

•	the expected vesting of the shares is used to determine the value of the award subject to the TSR vesting criteria.

The following table summarizes share activity during 2007 and 2006.

	2007	2006
	Number of shares ‘000	Number of shares ‘000
Outstanding at January 1	1,597.8	290.9
Granted	2,233.7	1,315.7
Forfeited	(36.9)	(8.8)

Outstanding at December 31	3,794.6	1,597.8

The fair value of the shares at the date of grant was €22.85 and €19.11 for 2007 and 2006 respectively.

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

The shares issued during 2007 to participants in the AIB share options plans were issued at prices of €10.02, €11.98, €12.60, €13.30, €13.55, and €13.90 per share. The consideration received for these shares was €30.8 million.

At December 31, 2007, options were held by some 3,795 participants over 11,132,014 ordinary shares in aggregate (1.21% of the issued ordinary share capital, 1.26% net of 37,799,004 Treasury Shares held at that date), at prices ranging from €11.98 to €18.63 per share; these options may be exercised at various dates up to December 6, 2015.

Subscription price	Exercise period
€10.02	May 2003 - May 2007
€11.98	April 2004 - April 2011
€13.55	June 2005 - June 2012
€13.90	December 2005 - December 2012
€13.30	April 2006 - April 2013
€12.60	April 2007 - April 2014
€16.20	April 2008 - April 2015
€18.63	December 2008 - December 2015

The following is a summary of the changes in outstanding options under the AIB Group Share Option Plan for the years ended December 31, 2007, 2006 and 2005.

	Years ended December 31,
	2007	2006	2005
Shares subject to options at January 1	14,042,439	18,627,779	21,025,229
Options exercised at €10.02	(1,277,575)	(2,455,725)	(2,510,950)
Options exercised at €11.90	—	—	(897,000)
Options exercised at €11.98	(287,300)	(1,238,600)	—
Options exercised at €12.20	—	—	(80,000)
Options exercised at €12.60	(441,900)	—	—
Options exercised at €13.30	(158,250)	(651,795)	—
Options exercised at €13.55	(432,800)	—	—
Options exercised at €13.90	(75,000)	—	—
Options granted	—	—	1,459,000
Options lapsed, in respect of former employees	(237,600)	(239,220)	(368,500)

Shares subject to options at December 31	11,132,014	14,042,439	18,627,779

Limitations on profit-sharing and share option plans

The company complies with guidelines issued by the Irish Association of Investment Managers in relation to these plans.

CORPORATE GOVERNANCE

Corporate governance is concerned with how companies are managed and controlled. The Board is committed to the highest standards in that regard and it is Board policy to comply with the provisions of the Combined Code on Corporate Governance(1) (“the Code”). This statement explains how the Company has applied the Principles set out in the Code(2).

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

(1)	The Code was updated by the Financial Reporting Council in June 2006, and was adopted by the Irish Stock Exchange and the UK Listing Authority.
(2)

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

The Board held 11 scheduled meetings during 2007 and two additional out-of-course meetings. One of the scheduled meetings was held in Poland, where AIB is the majority shareholder in BZWBK, a significant banking company. Attendance at Board meetings and meetings of Committees of the Board is reported on below. During a number of Board meetings, the Non-Executive Directors met in the absence of the Executive Directors, in accordance with good governance standards. In addition to their attendance at Board and Committee meetings, Non-Executive Directors attended Board meetings of overseas subsidiaries and held consultative meetings with the Chairman.

Attendance at Board and Board Committee Meetings

Name	Board		Audit Committee		Remuneration Committee		Nomination & Corporate Governance Committee		Corporate Social Responsibility Committee
	A	B	A	B	A	B	A	B	A	B
Adrian Burke	11	10	11	11	—	—	—	—	—	—
Kieran Crowley	11	11	11	11	—	—	—	—	4	4
Colm Doherty	11	11	—	—	—	—	—	—	—	—
Donal Forde	11	11	—	—	—	—	—	—	2	2
Dermot Gleeson	11	11	—	—	5	5	4	4	—	—
Don Godson	11	11	—	—	5	5	4	4	—	—
Stephen L. Kingon	4	3	3	2	—	—	—	—	1	1
Anne Maher	11	11	6	6	—	—	—	—	—	—
Dan O’Connor	11	11	6	6	—	—	2	2	—	—
John O’Donnell	11	11	—	—	—	—	—	—	—	—
Sean O’Driscoll	11	11	—	—	4	4	—	—	2	2
Jim O’Leary	11	11	11	11	5	4	—	—	—	—
David Pritchard	6	6	—	—	3	3	—	—	—	—
Eugene Sheehy	11	11	—	—	—	—	4	4	—	—
Bernard Somers	11	11	—	—	4	4	3	3	—	—
Michael J Sullivan	11	8	5	4	—	—	4	3	2	2
Robert G Wilmers	11	7	—	—	—	—	—	—	—	—
Jennifer Winter	11	11	—	—	—	—	—	—	4	4

Column A indicates the number of scheduled meetings held during 2007 which the Director was eligible to attend; Column B indicates the number of meetings attended by each Director during 2007.

Membership

It is the policy of the Board that a significant majority of the Directors should be Non- Executive. At December 31, 2007, there were 14 Non-Executive Directors and 4 Executive Directors. Since then, Mr. Don Godson retired as a Non-Executive Director. Non-Executive Directors are appointed so as to maintain an appropriate balance on the Board, and to ensure a sufficiently wide and relevant mix of backgrounds, skills and experience to provide strong and effective leadership and control of the Group.

The names of the Directors, with brief biographical notes, appear on pages 57 and 58. All Directors are required to act in the best interests of the Company, and to bring independent judgement to bear in discharging their duties as Directors. Mr. Robert G Wilmers serves as a Director of the Company as the designee of M&T Bank Corporation, in which AIB held a 24.3% interest at December 31, 2007. In these circumstances, Mr. Wilmers is not determined to be independent for the purposes of the Code. The Board has determined that all other Non-Executive Directors are independent in character and judgement and free from any business or other relationship with the Company or the Group that could affect their judgement. Mr. Adrian Burke retired from the Board at the Annual General Meeting on April 22, 2008. While he had served in excess of ten years, he had been determined by the Board to be independent. Mr. Jim O’Leary also retired from the Board at the 2008 Annual General Meeting after six years of service.

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

Senior Independent Non-Executive Director

Mr. Michael J. Sullivan, the Senior Independent Non-Executive Director, is available to stockholders if they have concerns which contact through the normal channels of Chairman or Group Chief Executive have failed to resolve, or for which such contact is considered by the stockholder(s) concerned to be inappropriate.

Company Secretary

The Directors have access to the advice and services of the Company Secretary, Mr. Liam Kinsella, who is responsible for ensuring that Board procedures are followed and that applicable rules and regulations are complied with.

Performance Evaluation

Evaluations of the performances of the Board, individual Directors, and Board Committees were conducted during the year by the Chairman, who held discussions with each of the Directors who served for the majority of the year. The results were presented to the Board. An evaluation of the performance of the Chairman was conducted in his absence by the Non-Executive Directors, under the Chairmanship of Mr. Michael J. Sullivan, the Senior Independent Non-Executive Director, who had also consulted the Executive Directors.

Terms of Appointment

Non-Executive Directors are appointed for a three-year term, with the possibility of renewal for a further three years; the term may be further extended, in exceptional circumstances, on the recommendation of the Nomination and Corporate Governance Committee. Following appointment, Directors are required by the Articles of Association to retire at the next AGM, and may go forward for re-appointment. Subsequently, all Directors are required to submit themselves for re-appointment at intervals of not more than three years. At the 2008 AGM, the Directors decided, as a measure of strengthened corporate governance, to retire from office and offer themselves for re-appointment, repeating a practice applied in 2005, 2006 and 2007. Letters of appointment, as well as dealing with appointees’ responsibilities, stipulate that a specific time commitment is required from Directors; (a copy of the standard terms of the letter of appointment of Non-Executive Directors is available from the Company Secretary).

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

During 2007, a number of internal seminars on developments in accounting principles and practice relevant to the preparation of the financial statements were conducted for the benefit of the Audit Committee members. All directors were offered the opportunity to attend external courses and seminars to update their knowledge and were briefed on the Basel II regulatory capital framework.

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

Audit Committee

Members: Mr. Adrian Burke (Chairman until December 31, 2007); Mr. Dan O’Connor (from May 1, 2007; Chairman from January 1, 2008); Mr. Kieran Crowley; Mr. Stephen L. Kingon (from September 6, 2007); Ms. Anne Maher (from May 1, 2007); Mr. Jim O’Leary; and Mr. Michael J Sullivan (until April 30, 2007).

The role and responsibilities of the Audit Committee are set out in its terms of reference. Those responsibilities are discharged through its meetings and receipt of reports from Management, the external Auditor, the Group Finance Director, the Group Internal Auditor, the Group Chief Risk Officer, and the Group General Manager, Regulatory Compliance.

The Audit Committee reviews the Group’s annual and interim financial statements; the scope of the audit; the findings, conclusions and recommendations of the internal and external Auditors; reports on compliance; and the effectiveness of internal controls. The Committee is responsible for making recommendations on the appointment, re-appointment and removal of the Auditor, ensuring the cost-effectiveness of the audit, and for confirming the independence of the Auditor, the Group Internal Auditor, and the Group General Manager, Regulatory Compliance, each of whom it meets separately at least once each year, in confidential session, in the absence of Management. Each of these parties has unrestricted access to the Chairman of the Audit Committee. There is a process in place by which the Audit Committee reviews the nature and extent of non-audit services undertaken by the Auditor and, if considered appropriate, approves, within parameters approved by the Board, the engagement and the related fees. This is designed to ensure that the objectivity and independence of the Auditor is safeguarded.

A report is submitted annually to the Board, regarding the activities undertaken and issues considered by the Committee. During 2007, the Audit Committee reviewed its own functioning and terms of reference with the assistance of external consultants. Arising from that review, a number of modifications were made to strengthen the Committee’s functioning. No changes to the Terms of Reference were considered necessary.

The Audit Committee met on eleven occasions during 2007. The following attend the Committee’s meetings, by invitation: the external Auditor; the Group Finance Director; the Group Head of Accounting and Finance; the Group Internal Auditor; the Group Chief Risk Officer; and the Group General Manager, Regulatory Compliance.

Corporate Social Responsibility Committee

Members: Ms. Jennifer Winter, Chairman; Mr. Kieran Crowley; Mr. Donal Forde (from May 1, 2007); Mr. Padraic M Fallon (until April 30, 2007); Mr. Stephen L. Kingon (from September 6, 2007); Mr. Sean O’Driscoll (from May 1, 2007); Mr. Michael J. Sullivan (from May 1, 2007).

The responsibilities of the Corporate Social Responsibility (“CSR”) Committee are to recommend Group CSR policies and objectives, review and direct CSR activities across the Group, monitor CSR best practice developments, and review and approve corporate-giving budgets and substantial philanthropic donations. AIB reports on its CSR activities under the headings of Marketplace, People, Environment and Community.

The Committee met on four occasions during 2007.

Nomination and Corporate Governance Committee

Members: Mr. Dermot Gleeson, Chairman; Mr. Padraic M Fallon (until April 30, 2007); Mr. Don Godson (until December 31, 2007); Mr. John B McGuckian (until April 30, 2007); Mr. Dan O’Connor (from May 1, 2007); Mr. Eugene Sheehy; Mr. Bernard Somers (from May 1, 2007); and Mr. Michael J Sullivan.

The Nomination and Corporate Governance Committee’s responsibilities include: recommending candidates to the Board for appointment as Directors; reviewing the size, structure and composition of the Board; and reviewing succession planning. The search for suitable candidates for the Board is a continuous process, and recommendations for appointment are made, based on merit and objective criteria, following an appraisal process and interviews. During 2007, the services of external research consultants were used, and, on the recommendation of the Committee, four Non-Executive Directors and one Executive Director were appointed to the Board, and changes were made to the composition of the Board Committees. The Committee is also responsible for reviewing the Company’s corporate governance policies and practices. During the year, the Committee reviewed its performance and terms of reference. No changes to the Terms of Reference were considered necessary.

The Committee met on four occasions during 2007.

Remuneration Committee

Members: Mr. Don Godson, (Chairman until October 8, 2007, retired from the Board on December 31, 2007); Mr. Sean O’Driscoll (from May 1, 2007; Chairman from October 9, 2007); Mr. Dermot Gleeson; Mr. John B. McGuckian (until April 30,2007); Mr. Jim O’Leary (until December 5, 2007); Mr. David Pritchard (from June 21, 2007); and Mr. Bernard Somers (from May 1, 2007).

The Remuneration Committee’s responsibilities include recommending to the Board: (a) Group remuneration policies and practices; (b) the remuneration of the Chairman of the Board (which matter is considered in his absence); (c) performance-related bonus plans for Executives; and (d) the operation of share-based incentive plans.

The Committee also determines the remuneration of the Group Chief Executive, and, in consultation with the Group Chief Executive, the remuneration of the other Executive Directors and the other members of the Group Executive Committee, under advice to the Board. The Committee receives independent professional advice from remuneration consultants. During the year, the Committee reviewed its performance and terms of reference. No changes to the Terms of Reference were considered necessary.

The Committee met on five occasions during 2007.

Directors’ Remuneration

The Report on Directors’ Remuneration and Interests appears in Item 6 - Directors, Senior Management and Employees.

Relations with Stockholders

To strengthen communication with stockholders, the Company circulates each year, along with the statutory Annual Report and Accounts, a Summary Review, which is a short, user-friendly booklet explaining features of the Company’s performance in the previous year. It also focuses on performance over the previous five years, AIB interaction with the wider community, and membership of the Board.

Website

Stockholders currently have the option of accessing the Annual Report and Accounts on AIB’s website, instead of receiving that document by post. The website contains, for the previous five years, the Annual Report and Accounts, the Interim Report, the Annual Report on Form 20-F, and slides from annual and interim results presentations to analysts and investors.

The Company’s presentations to fund managers and analysts of Annual and Interim Financial Results are broadcast live on the internet, and may be accessed on www.aibgroup.com/webcast. The times of the broadcasts are announced in advance on the website, which is also updated to include the Company’s Stock Exchange releases. These releases include Trading Updates, heretofore usually issued in June and December; commencing in 2008, these Trading Updates will be replaced by Interim Management Statements issued in May and November in compliance with the EU Transparency (Directive 2004/109/EC) Regulations 2007. These items are thus available for review by all stockholders who have access to the internet.

Annual General Meeting

All stockholders are invited to attend the AGM and to participate in the proceedings. Stockholders are invited to submit written questions in advance of the AGM, to which the Chairman responds in writing following the meeting. At the AGM, it is practice to give a brief update on the Group’s trading performance and developments of interest for the year to date. Separate resolutions are proposed on each separate issue. The proportion of proxy votes lodged for, against, and withheld relating to each resolution is indicated; this shows what the voting position would be if all votes cast, including votes cast by shareholders not in attendance, were taken into account. Since the 2007 AGM, in compliance with the updated Combined Code on Corporate Governance published in June 2006:

•	proxy forms provide the option for stockholders to direct their proxies to withhold their vote;

•	information previously provided at the AGM, and made available on AIB’s website shortly thereafter, has been enhanced to include:

(1)	the number of shares in respect of which proxy appointments have been validly made for each resolution;

(2)	the number of votes for and against each resolution; and

(3)	the number of shares in respect of which votes have been withheld.

The Chairmen of the Board’s Committees are available to answer questions about the Committees’ activities. It is usual for all Directors to attend the AGM and to be available to meet stockholders before and after the Meeting. A Help Desk facility is available to stockholders attending.

The Company’s 2008 AGM was held on April 22, at the Company’s Head Office at Bankcentre, Ballsbridge, Dublin 4. The Notice of the Meeting was posted to stockholders on March 20. This represented a notice period of 32 calendar days or 20 working days.

Institutional Stockholders

The Company held over 350 meetings with its principal institutional stockholders and with financial analysts and brokers during 2007. The Group Chief Executive, the Group Finance Director, Heads of Divisions, other Executive Management as requested by stockholders, and the General Manager, Group Finance participated in those meetings, at which care was taken to ensure that price-sensitive information was not divulged. Company representatives also spoke at a number of investor conferences.

The Chairman and the Senior Independent Non-Executive Director are available to meet institutional stockholders, and the links with those stockholders and the communication of their views to the Board were strengthened through the following steps:

•	a research project was undertaken by external consultants into the views of AIB’s largest institutional stockholders, and the results were presented to the Board;

•	the General Manager, Group Finance reported on institutional stockholders’ views to the Board; and

•	analysts’ and brokers’ briefings on the Company were circulated to the Directors, on receipt, throughout the year.

Accountability and Audit

Accounts and Directors’ Responsibilities

The Accounts and other information presented in the 2007 Annual Report on Form 20-F are consistent with the Code Principle requiring the presentation of “a balanced and understandable assessment of the Company’s position and prospects”. The Statement concerning the responsibilities of the Directors in relation to the Accounts appears on page 198.

Going Concern

The Accounts continue to be prepared on a going concern basis, as the Directors are satisfied that the Group as a whole have the resources to continue in business for the foreseeable future. In forming this view, the Directors have reviewed the Group’s budget for 2008.

Internal Control

The Directors acknowledge that they are responsible for the Group’s system of internal control and for reviewing its effectiveness. The Turnbull Guidance (“Internal Control: Revised Guidance for Directors on the Combined Code”), issued by the Financial Reporting Council in October 2005, assists Directors in complying with the Code’s requirements in respect of internal control. That Guidance states that systems of internal control are designed to manage, rather than eliminate, the risk of failure to achieve business objectives, and can provide only reasonable and not absolute assurance against material misstatement or loss.

The Group’s system of internal control includes:

•	a clearly-defined management structure, with defined lines of authority and accountability;

•

a comprehensive annual budgeting and financial reporting system, which incorporates clearly-defined and communicated common accounting policies and financial control procedures, including those relating to authorization limits; capital expenditure and investment procedures; physical and computer security; and business continuity planning. The accuracy and integrity of the Group’s financial information is confirmed through both Divisional and Group-level reports to the Group Finance Director and through an internal control over financial reporting framework for ensuring compliance with the requirements of Section 404 of the US Sarbanes-Oxley Act 2002;

•

the Group Internal Audit function, which is responsible for independently assessing the adequacy, effectiveness and sustainability of the Group’s governance, risk management and control processes; (the Group Internal Auditor attended the Board on two occasions in 2007 in confidential session in the absence of management);

•	the Group Risk Management function, which is responsible for ensuring that risks are identified, assessed and managed throughout the Group;

•

the Group Regulatory Compliance function, which reports independently through the Group General Manager, Regulatory Compliance, to the Audit Committee on the compliance framework across the Group and on management’s attention to compliance matters;

•

the Audit Committee, which receives reports on various aspects of control, including reports on the design and operating effectiveness of the internal control over financial reporting framework in compliance with the requirements of Section 404 of the US Sarbanes-Oxley Act 2002, reviews the Group’s Statutory Accounts and other published financial statements and information, and ensures that no restrictions are placed on the scope of the statutory audit or on the independence of the Internal Audit and Regulatory Compliance functions. The Audit Committee reports to the Board on these matters, and on compliance with relevant laws and regulations, and related issues;

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

The Group’s structure and processes for identifying, evaluating and managing the significant risks faced by the Group are described in the Quantitative and Qualitative disclosures about risk - Item 11. Those processes, which have been in place throughout the year and up to the date of the approval of the Accounts, are regularly reviewed by the Board, and accord with the above-mentioned Guidance.

Employees

During the year ended December 31, 2007, AIB Group employed nearly 24,000 staff (average full-time equivalent, excluding career breaks and other long-term leaves) on a worldwide basis, mainly in the Republic of Ireland, Northern Ireland, Great Britain, USA, and Poland, located in approximately 800 offices (2006: 760, 2005: 760).

AIB Group offers a wide range of employee relations programs and the continued success of the Group, in part, can be attributed to the positive commitment of employees in each of the areas in which it operates.

AIB and the Irish Bank Officials’ Association (“IBOA”), which is the sole recognized trade union for bank officials in the Republic of Ireland, Northern Ireland and Great Britain, conduct their employee relations in keeping with agreed Partnership Principles, which, since February 2000, have underpinned the approach taken in employee and industrial relations. During 2007 significant progress was made on a number of issues such as:

•	the establishment of AIB Merchant Services (a joint venture of AIB Bank and First Data Corporation) for the provision of merchant acquiring services; and

•	the successful conclusion of negotiations with AIB (UK) in relation to a Strategic Change Agreement under which the Group has committed to consultation on future organizational and structural changes.

The AIB European Staff Forum is also active. AIB uses the Forum to provide information, exchange views and consult with staff members on issues which affect the Group’s operations across national boundaries within Europe. Staff members are also afforded the opportunity of meeting with and providing feedback to management by means of a staff consultative process in AIB Bank and AIB Capital Markets.

AIB encourages its staff to raise any concerns of wrongdoing through many channels both internal and external. The AIB Speak-Up policy re-affirms that commitment and provides a number of alternative channels for staff to raise any concerns, including a confidential external helpline.

The average salary increase for non-management staff in Republic of Ireland was 5.8% including 2.5% awarded under the National Wage Agreement. In Northern Ireland the equivalent figure was 5.9% including a 3.65% increase for cost of living, and in Great Britian the increase was 6.5% including a 3.5% increase for cost of living. The average salary increase for all staff in Poland was 10.8%.

The average number of employees by division (excluding employees on career breaks or long term absences) were as follows;

	Years ended December 31,
	2007	2006	2005
AIB Bank ROI	8,950	9,116	9,208
Capital Markets	2,357	2,357	2,459
AIB Bank UK	2,880	2,941	2,887
Poland	8,280	7,715	7,453
Group	1,792	1,183	714

Total	24,259	23,312	22,721

Item 7.	Major stockholders and related party transactions

Major stockholders

AIB is not directly or indirectly owned or controlled by another corporation or any foreign government. There are no arrangements known to AIB, the operation of which may at a subsequent date result in a change of control of AIB.

The following substantial interest in the Ordinary Share Capital had been notified to the Company at February 19, 2008:

Bank of Ireland Asset Management Limited 4.6% (excluding Treasury Shares).

None of the clients on whose behalf these shares are held had a beneficial interest in 3% or more of the Ordinary Share Capital.

All AIB ordinary stockholders have the same voting rights.

Related party transactions

See note 52 to the consolidated financial statements.

Item 8.	Financial information

Consolidated statements and other financial information

(See Item 18 & 19 – Financial Statements and Exhibits on pages 110 to 205 of this report).

Significant changes

No significant changes have occurred since the date of the Annual Financial Statements included in this annual report. Detailed below are prospective accounting changes arising from recently issued International Financial Reporting Standards. There were no significant legal proceedings involving the Group as at December 31, 2007.

Prospective accounting changes«

The following legislative changes and new accounting standards or amendments to standards approved by the International Accounting Standards Board (‘IASB’) in 2007, (but not early adopted by the Group) will impact the Group’s financial reporting in future periods. If applicable they will be adopted in 2008.

The EU Transparency Directive (the “Directive”) was transposed into Irish law on June 13, 2007 and will impact AIB’s external reporting from January 1, 2008. The Directive seeks to enhance transparency in EU capital markets in order to improve investor protection and market efficiency. The Directive sets out publication deadlines and content requirements in relation to annual financial reports and half-yearly financial reports. The legislation imposes certain requirements in respect of half-yearly reports and sets out time-lines for when public companies should publish management statements during the financial year. The Directive is not expected to have a significant impact on Group reporting.

Amendment to IFRS 2 – Share-based payments: vesting conditions and cancellations (effective January 1, 2009). This amendment clarifies the accounting treatment of cancellations and vesting conditions.

IFRS 3 Revised – Business Combinations (effective July 1, 2009). This standard deals with how an acquirer recognizes, measures and discloses in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree. The objective is to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The impact on the Group will be dependent on the nature of any future acquisition.

IFRS 8 – Operating Segments was issued in November 2006 replacing IAS 14, Segmental Reporting (effective January 1, 2009). IFRS 8 changes the basis for identifying operating segments. It requires identification of operating segments on the basis of internal reports that are regularly reviewed by the entity’s chief operating decision maker in order to allocate resources to the segment and assess its performance. IAS 14 required identification of two sets of segments - one based on related products and services, and the other on geographical areas. IFRS 8 requires additional disclosures around identifying segments and their products and services. The introduction of this Standard will impact Group reporting although this is not expected to be significant.

Amendment to IAS 1, Presentation of Financial Statements – a revised presentation (effective January 1, 2009). This amendment sets overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content. IAS 1 will impact on the presentation of the financial statements of the Group, however, this is not expected to be significant.

Amendment to IAS 23 – Borrowing costs (effective January 1, 2009). This standard requires an entity to capitalize borrowing costs, that are directly attributable to the acquisition, construction or production of a qualifying asset, as part of the cost of that asset. The impact on Group reporting is not expected to be significant.

Amendment to IAS 27 – Consolidated and Separate Financial Statements (effective July 1, 2009). The objective of this amendment is to enhance the relevance, reliability and comparability of the information that a parent entity provides in its separate financial statements and in its consolidated financial statements for a group of entities under its control. The introduction of this amendment will impact Group reporting although this is not expected to be significant.

IFRIC 11 – Group and Treasury Share Transactions (effective January 1, 2008). This interpretation deals with accounting for share based payments at subsidiary level and will have no impact on the Group’s accounts.

IFRIC 12 – Service Concession Arrangements (effective January 1, 2008). This IFRIC will not have an impact on AIB’s accounts.

IFRIC 13 – Customer Loyalty Programmes (effective July 1, 2008). This interpretation deals with accounting for customer loyalty award credits. This IFRIC will not have a material impact on the Group.

«	Forms an integral part of the audited financial statements

IFRIC 14 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction (effective January 1, 2008). This interpretation deals with accounting for refunds in contributions and minimum funding requirements. This IFRIC will not have a material impact on the Group.

The IASB announced on July 1, 2006 that it will not require the application of new IFRSs under development or major amendments to existing IFRSs before January 1, 2009. Delaying implementation of new standards until 2009 will have provided four years of stability in the IFRS platform of standards for those companies that adopted IFRSs in 2005. Companies will however, be permitted to adopt a new standard on a voluntary basis before its effective date. Interpretations and minor amendments to correct problems identified in practice are not subject to this 2009 delay.

Item 9.	Offer & Listing

Offer and listing details

Trading market for Ordinary shares of AIB

At December 31, 2007, AIB had outstanding 918,435,570 ordinary shares of €0.32 each, of which 37,799,004 were held as Treasury Shares (see note 47 to the consolidated financial statements). The principal trading markets for AIB ordinary shares are the Irish Stock Exchange and the London Stock Exchange. Listing of the ordinary shares, in the form of American Depositary Shares (“ADS”), was obtained on the New York Stock Exchange (“NYSE”) effective November 28, 1990. Each ADS, which comprises two ordinary shares, is traded under the symbol “AIB” and is evidenced by an American Depositary Receipt (“ADR”). The ADR depositary is The Bank of New York Mellon.

At December 31, 2007, a total of 47.1 million ADSs were outstanding, representing 10% of total outstanding ordinary shares held by 4,231 registered stockholders and an estimated 12,000 stockholder accounts in street names. Since certain of the ordinary shares and ADRs were held by brokers or other nominees, the number of recorded holders in the US may not be representative of the number of beneficial holders or of their country of residence.

The following table sets forth the high and low sales prices of the ordinary shares during the periods indicated, based on mid-market prices at close of business on the Irish Stock Exchange and the high and low sales prices for ADSs, as reported on the NYSE composite tape.

	€0.32 Ordinary shares		American Depositary Shares(1)
	High	Low	High	Low
	(Euro)		(Dollars)
Year ended December 31,
2003	14.38	11.50	32.87	24.86
2004	15.35	11.60	41.55	27.99
2005	18.64	15.20	44.97	39.29
2006	23.00	16.75	61.42	43.27
2007	23.95	12.95	63.88	39.30

Calendar year
2006
First quarter	20.20	17.82	47.80	43.27
Second quarter	19.75	16.75	49.00	43.35
Third quarter	21.00	17.35	54.37	44.25
Fourth quarter	23.00	20.48	61.42	53.06

2007
First quarter	23.95	21.65	63.88	56.54
Second quarter	23.08	20.21	62.77	54.96
Third quarter	20.84	16.00	56.32	45.64
Fourth quarter	18.40	12.95	52.41	39.30

Month ended
November 2007	16.70	12.95	47.83	39.30
December 2007	16.15	14.90	47.80	43.02
January 2008	15.98	14.15	47.14	42.83
February 2008	15.31	13.10	46.68	39.53
March 2008	13.77	12.16	44.07	39.42
April 2008	14.47	12.77	45.51	41.13

(1)	An American Depositary Share represents two ordinary shares of 0.32 each.

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

Memorandum & Articles of Association

A summary of the Memorandum & Articles of Association of Allied Irish Banks, p.l.c. is set out below. A full copy of the Memorandum & Articles of Association are filed as exhibit 1.1.

Objects and Registration Details

AIB is a public limited company that was incorporated as a limited company in 1966 and was subsequently re-registered as a public limited company in 1985.

AIB’s objects and purposes are set out in its Memorandum of Association. The principal objects of AIB are to carry on the business of banking in all or any of its branches and departments and to undertake all manner of financial services.

Directors

Any Director who is in any way, whether directly or indirectly, interested in a contract or arrangement with AIB must declare his/her interest at a meeting of the Directors at which the question of entering into such contract/arrangement first arises, if his interest then exists, or in any other case at the first meeting of the Directors after he becomes so interested. The Articles of Association also require that a Director may not vote in respect of any such contract or arrangement or any other proposal whatsoever in which he has a material interest. Interests in shares or debentures or other securities of or otherwise in or through AIB are disregarded for the purpose. This prohibition on voting is disapplied in respect of resolutions concerning the following matters (amongst others):

•	where a Director is to be given security or indemnified in respect of money lent or obligations incurred by him for the benefit of AIB or any of its subsidiaries;

•

the giving of security or indemnifying a third party in respect of a debt or obligation of AIB or any of its subsidiaries for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

•	any proposal concerning an offer of shares, debentures or securities of or by AIB or any of its subsidiaries in which a Director is interested as an underwriter or sub-underwriter;

•

regarding any proposal concerning any other company in which a Director is interested, directly or indirectly, provided that he does not hold or is not beneficially interested in 1% or more of any class of the equity share capital of that company (or of any third company through which his interest is derived) or of the voting rights available to members of the relevant company (any such interest being deemed for the purposes of this Article to be a material interest in all circumstances); any proposal concerning the adoption, modification or operation of any superannuation fund or retirement benefits plan under which he might benefit and which has been approved by or is subject to and conditional upon approval by the Revenue Commissioners; and

•

relating to any other arrangement for the benefit of employees of AIB or any of its subsidiaries under which a Director benefits or stands to benefit in a similar manner as the employees concerned and which does not accord to any Director as such any privilege or advantage not generally accorded to the employees to whom the arrangement relates.

The remuneration of the Directors is determined from time to time by AIB in General Meeting. Any Director while holding the office of Chairman or Deputy Chairman is entitled to such additional remuneration as may be determined from time to time by the Directors. Remuneration granted may be by way of fees, salary, commission, participation in profits, or all or any of such modes, or by such other mode as AIB may from time to time consider appropriate. All remuneration fixed or granted accrues from day to day.

The Directors may exercise all the borrowing powers of AIB and the power to give mortgages and charges over its assets and to issue debentures, debenture stock and other securities whether outright or as security for any debts or liabilities of AIB or any third party.

Under the Articles, retirement of Directors is by rotation at each Annual General Meeting.

Rights and Restrictions Attaching to Shares

The share capital of AIB is divided into 1,160,000,000 Ordinary Shares of EUR 0.32 each, 200,000,000 non-cumulative preference shares of EUR 1.27 each (“Euro Preference Shares”), 20,000,000 non-cumulative preference shares of US$25 each (“Dollar Preference Shares”), 200,000,000 non-cumulative preference shares of Stg 1 each (“Sterling Preference Shares”), and 200,000,000 non-cumulative preference shares of Yen 175 each (“Yen Preference Shares”). Unless otherwise determined by the Directors in relation to any particular preference shares prior to allotment, preference shares are redeemable at the option of AIB.

Dividend Rights

Under Irish law, and under the Articles, dividends are payable only out of income available for distribution. Holders of the shares of the Company are entitled to receive such dividends as may be declared by the Company by Ordinary Resolution provided that the dividend cannot exceed the amount recommended by the Directors. No such dividend may be declared unless the dividend on the Euro Preference Shares, the Dollar Preference Shares, the Sterling Preference Shares and the Yen Preference Shares most recently payable prior to the relevant General Meeting shall have been paid in cash.

Subject to any preferential or other special rights for the time being attached to any class of shares, the income to be distributed by way of dividend are to be applied in payment of dividends upon the shares of the Company in proportion to the amounts paid up thereon otherwise than in advance of calls.

The Company may pay such interim dividends as appear to the Directors to be justified by the income of the Company available for distribution. No interim dividend may be paid if the dividends on the Euro Preference Shares, the Dollar Preference Shares, the Sterling Preference Shares and the Yen Preference Shares most recently payable prior to the date of the Directors resolution to pay such interim dividend shall not have been paid in cash.

The holders of Dollar Preference Shares, Euro Preference Shares, Sterling Preference Shares and Yen Preference Shares are entitled to a non-cumulative preferential dividend which is calculated at such annual rate (whether fixed or variable) and payable on such dates and on such other terms and conditions as may be determined by the Directors prior to the allotment thereof. If so determined by the Directors prior to the issue of any such preference shares, instalments in respect of dividends may not be payable in cash if, in the judgement of the Directors, after consultation with the Irish Financial Regulator, the payment would breach or cause a breach of the applicable capital adequacy requirements. If such a payment is not made for such a reason or where there are insufficient distributable income and reserves to enable such a payment to be made, then additional preference shares of the same class may be issued in lieu of such payment (subject to the provisions of the Articles).

The Dollar Preference Shares, the Euro Preference Shares, the Sterling Preference Share and the Yen Preference Shares rank pari passu inter se as regards the right to receive dividends and the rights on winding up of or other return of capital by the Company.

Under Article 44 the Company may by Ordinary Resolution convert any paid up shares into stock and re-convert any stock into paid-up shares of any denomination.

Any dividend which has remained unclaimed for 12 years from the date of its declaration may be forfeited and cease to remain owing by the Company.

Voting Rights

Voting at any General Meeting is by a show of hands unless a poll is properly demanded. On a show of hands, every member who is present in person or by proxy has one vote regardless of the number of shares held by him. On a poll, every member who is present in person or by proxy has one vote for each share of which he is the holder. A poll may be demanded by the Chairman of the meeting or by at least five members having the right to vote at the meeting or by a member or members representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting or by a member or members holding shares in the Company conferring a right to vote at the meeting, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

All business is deemed special that is transacted at an Extraordinary General Meeting. All business that is transacted at an Annual General Meeting is also deemed special with the exception of declaring a dividend, receiving the accounts, balance sheets and reports of the Directors and Auditors, electing Directors in the place of those retiring, voting additional remuneration for the Directors, appointing Auditors and fixing of the remuneration of the Auditors.

No business may be transacted at any General Meeting unless a quorum is present at the time when the meeting proceeds to business. Ten members present in person and entitled to vote at such meeting constitutes a quorum.

In the case of an Annual General Meeting or of a meeting for the passing of a Special Resolution or the appointment of a Director, twenty-one clear days’ notice at the least, and any other case fourteen clear days’ notice at the least, needs to be given in writing in manner provided for in the Articles to all the members (other than those who, under the provisions of the Articles or the conditions of issue of the shares held by them, are not entitled to receive the notice) and to the Auditors for the time being of the Company.

Holders of the Dollar Preference Shares, the Euro Preference Shares, the Sterling Preference Share and the Yen Preference Shares are entitled to receive notice of and attend any General Meeting but otherwise, subject to certain exceptions, shall not be entitled to speak or vote at such meetings. However, if the most recent preference dividend instalment on a class of preference shares has not be paid at the date of such a meeting, the holders of that class of preference shares shall be entitled to so speak and vote at such a meeting. The exceptions are resolutions relating to a winding up of the Company or a resolution varying, altering or abrogating any of the rights, privileges, limitations or restrictions attached to a class of such preference shares.

Liquidation Rights

In the event of any surplus arising on the occasion of the liquidation of the Company the Dollar Preference Shareholders, the Sterling Preference Shareholders, the Euro Preference Shareholders and the Yen Preference Shareholders would be entitled to a share in that surplus equal to the amount paid up or credited as paid up on the Dollar Preference Shares, the Sterling Preference Shares, the Euro Preference Shares and the Yen Preference Shares respectively.

Variation of Class Rights

The rights, privileges, limitations or restrictions attached to the Dollar Preference Shares, the Euro Preference Shares, the Sterling Preference Share or the Yen Preference Shares (or in each case, any class thereof) may be varied, altered or abrogated, either whilst the Company is a going concern or during or in contemplation of a winding up, with the written consent of the holders of not less than 66 2/3% in nominal value of such class of shares or with the sanction of a resolution passed at a class meeting of holders of such classes of shares provided that the holders of not less than 66 2/3% in nominal value of such class of shares vote in favour of such resolution.

Article 5 (a) provides that whenever the capital of the Company is divided into different classes of shares, the special rights attached to any class may, subject to the provisions of the Irish Companies Acts 1963-2006 and subject as otherwise provided in the Articles be varied or abrogated, either whilst the Company is a going concern or during or in contemplation of a winding up, with the sanction of a Special Resolution passed at a Class Meeting of the holders of the shares of the class but not otherwise.

Convening of General Meetings

AIB must hold a General Meeting in each year as its Annual General Meeting in addition to any other meetings in that year and no more than fifteen months may elapse between the date of one Annual General Meeting and that of the next.

Disclosure of Share Ownership

Article 11(b) provides that the Directors may by notice in writing sent to any member require such member to inform the Company in writing not more than 14 days after service of the notice of the capacity in which such member holds any share otherwise than as beneficial owner to furnish in writing, so far as it is within the member’s knowledge, the name and address of the person on whose behalf the member holds such share or, such particulars as will enable or assist in the identification of such person and the nature of the interest of such person in such shares. Failure to respond to such notice within the prescribed period time will result in the member not being entitled to attend meetings of the Company not to exercise the voting rights attached to such share, and, if the member holds 0.25% or more of the issued Ordinary shares of the Company, the Directors are entitled to withhold payment of any dividend payable on such shares and the member shall not be entitled to transfer such shares except by sale through a Stock Exchange to a bona fide unconnected third party.

The special resolutions passed at the 2008 Annual General Meeting are attached as Exhibit 1.2 of this Annual Report on Form 20-F.

Exchange controls

Under Article 56 of the Treaty establishing the European Community, all restrictions on the movements of capital between member states of the European Union and between such member states and third countries are prohibited.

Under Article 59 of the Treaty where, in exceptional circumstances, movements of capital to or from third countries cause, or threaten to cause, serious difficulties for the operation of economic and monetary union, the Council of the European Union, acting by a qualified majority, on a proposal from the European Commission, and after consulting the European Central Bank, may take safeguard measures with regard to third countries for a period not exceeding six months if such measures are strictly necessary.

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

There are no restrictions under AIB’s Articles of Association or under Irish law, as currently in force, that limit the right of non-resident or foreign owners, as such, to hold securities of AIB freely or, when entitled, to vote such securities freely. There are currently no restrictions under Irish law, decrees, or regulations affecting the remittance of dividends or other payments to nonresident holders of AIB securities except (1) in respect of the making available, directly or indirectly, of “funds “(defined as including dividends) to or for the benefit of: (a) any person, group or entity associated with the late Mr Slobodan Milosevic and certain persons associated with him, under EC Council Regulation No. 2488/2000 of November 10, 2001 (as amended); (b) certain persons and entities associated with Osama bin Laden, the Al-Qaida network and the Taliban of Afghanistan under EC Council Regulation No. 881/2002 of May 27, 2002 (as amended); (c) certain persons involved in governmental functions in Burma/Myanmar being persons designated under EC Council Regulation No. 817/2006 of May 29, 2006 (as amended); (d) certain persons involved in the Government of Zimbabwe and persons or bodies associated with them, under EC Council Regulation No. 314/2004 of February 19, 2004 (as amended); (e) any person, group or entity associated with the late former President Sadam Hussain, senior officials of his regime, immediate members of their families and persons, bodies or entities owned or controlled directly or indirectly by those persons, or by any person acting on their behalf or at their direction, and (in respect of funds located outside Iraq on or after May 22, 2003) the previous Government of Iraq, or any of the bodies, corporations or agencies identified under EC Council Regulation No. 1210/2003 of July 7, 2003 (as amended); (f) former Liberian President Charles Taylor and the members of his family and other persons and entities identified in EC Council Regulation No. 872/2004 of April 29, 2004 (as amended); (g) certain persons acting in violation of the arms embargo with regard to the Democratic Republic of the Congo identified under EC Council Regulation No. 1183/2005 of July 18, 2005 (as amended); (h) certain persons indicted by the International Criminal Tribunal for the former Yugoslavia identified under EC Council Regulation No. 1763/2004 of October 11, 2004 (as amended); (i) certain persons, or entities identified, in view of the situation in the Ivory Coast, under EC Council Regulation No. 560/2005 of April 12, 2005 (as amended); (j) persons entities or bodies impeding the peace process and breaking international law in the conflict in the Darfur region in Sudan identified under EC Council Regulation No. 1184/2005 of July 18, 2005 (as amended); (k) President Lukashenko, the Belarusian Leadership and certain officials under EC Council Regulation No. 765/2006 of May 18, 2006; (l) certain persons, or entities or bodies engaged in, directly associated with or providing support for the importation or exportation of goods and technology which could contribute to Iran’s enrichment-related, reprocessing, or heavy water-related activities, or the development of nuclear weapon delivery systems under EC Council Regulation No. 423/2007 (as amended); and (2) in respect of the making available, directly or indirectly, of funds, other financial assets and economic resources to or for the benefit of a natural person, group or entity involved in a list established by the Council of the European Union under EC Council Regulation No.2580/2001 of December 27, 2001 on specific restrictive measures directed against certain persons and entities with a view to combating terrorism (as amended). All of these exceptions arise from United Nations and/or European Union sanctions.

Taxation

The discussion set forth below is intended only as a descriptive summary of certain consequences to Eligible US Holders (as defined below) of the purchase, ownership and disposition of AIB ordinary shares or ADSs representing ordinary shares and is not a complete technical analysis or listing of all potential tax effects or considerations that may be relevant. All references to ADSs in this section are to ADSs comprising two ordinary shares of AIB. This summary deals only with Eligible US Holders that hold AIB ordinary shares or ADSs as capital assets for Irish and US Federal income tax purposes. This discussion does not deal with the tax consequences for all categories of investors, some of which (including persons liable for alternative minimum tax, insurance companies, tax-exempt organizations and dealers in securities) may be subject to special rules. Holders of any interest in AIB ordinary shares or ADSs are advised to consult their own tax advisors as to the Irish, United States or any other tax consequences of the purchase, ownership and disposition of an interest in AIB ordinary shares or ADSs, including the effect of any foreign, state or local tax laws.

For purposes of this discussion an “Eligible US Holder” is a beneficial owner of ordinary shares or ADSs who is (a) a resident of the United States for the purposes of US Federal income tax, (b) not a resident of Ireland for the purposes of Irish taxes, and (c) not engaged in trade or business in Ireland through a permanent establishment.

This summary is based upon the Double Taxation Convention currently in effect between Ireland and the United States (“the Tax Treaty”), and tax laws, judicial decisions, regulations and administrative rulings and practices of Ireland and the United States as currently in effect and all of which are subject to change at any time. Eligible US Holders of ADSs will be treated as the owners, as appropriate, of the underlying ordinary shares for United States Federal income tax purposes and for purposes of the Tax Treaty.

Irish taxation

Dividends. Dividends paid by AIB with respect to AIB ordinary shares or ADSs and received by an Eligible US Holder, who is a person other than a company and who is not ordinarily resident in Ireland in a year of assessment, are not liable to Irish income tax. Dividends paid by AIB with respect to AIB ordinary shares and received by an Eligible US Holder who is a company, are not liable to Irish income tax provided the Eligible US Holder is not under the control (direct or indirect) of a person or persons who are Irish Resident.

Withholding Tax on Dividends. Dividends paid by Irish companies in respect of ordinary shares are subject to dividend withholding tax (“DWT”). The rate of DWT is 20% for dividends paid with effect from April 6, 2001.

Individuals/trusts holding AIB ordinary shares. A person beneficially entitled to the dividend who is an individual, is an Eligible US Holder and is not ordinarily resident in Ireland, may be entitled to exemption from DWT in respect of the dividend paid. A claim for exemption must be accompanied by a declaration in a format approved by the Irish Revenue Commissioners, which, in the case of an individual resident in the United States of America, is certified to that effect by the Internal Revenue Service. The declaration contains additional requirements where the dividends are received by a trust.

Companies holding AIB ordinary shares. A company that is an Eligible US holder that is beneficially entitled to the dividend may, subject to certain conditions and to the completion of a declaration, be entitled to exemption from DWT in respect of the dividend paid. The declaration must be in a format approved by the Irish Revenue Commissioners. The company’s auditor must certify on the declaration that certain conditions, these being conditions which entitle the company to exemption, have been satisfied. In addition, in certain circumstances the declaration must also be certified by the company’s local Revenue authority (the US Internal Revenue Service in the case of US resident companies). Claims for exemption must be filed with AIB’s Registrar in advance of the relevant dividend payment record date. In the absence of a change in the person’s circumstances such declarations are valid for a period of 5 years. Declaration forms may be obtained either from the AIB’s Registrar at the following address:

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

Individuals and Companies holding ADSs. Persons holding ADSs, evidenced by ADRs, who are beneficially entitled to the dividend and whose address in the register of ADRs is in the United States, are exempt from DWT. This is conditional on the depositary bank, in whose books the ADRs are registered, becoming a “qualifying intermediary” (“QI”) (as defined in Section 172E Irish Taxes Consolidation Act 1997), and entering into an agreement with the Irish Revenue Commissioners. The Bank of NewYork is a QI and has entered into such an agreement. Where the registered owner is not the beneficial owner and the ADSs are in turn held through one or more specified intermediaries (as defined in Section 172F Irish Taxes Consolidation Act 1997), dividends may still be paid without DWT provided the address of the beneficial owner of the ADSs, as shown in the register of the ultimate specified intermediary, is located in the United States.

Repayment or credit for DWT. Eligible US Holders who have DWT deducted from their dividend may, subject to certain conditions, be entitled to a refund by making an application to the Irish Revenue Commissioners at the address shown above. Where entitlement to repayment under Irish domestic law cannot be established, the provisions of the Tax Treaty may apply. The provisions of the Tax Treaty can limit the Irish tax liability of an Eligible US Holder, who is unable to claim repayment of the full DWT deducted from the dividend, to 15% of the aggregate of the cash dividend and related DWT (the “gross amount”). In such circumstances, the Eligible US Holder may claim repayment from the Irish Revenue Commissioners under the provisions of the Tax Treaty of the amount of DWT in excess of 15% of the gross dividend. Subject to limitation contained in the Code (as defined below in the paragraph entitled “United States income taxation”), the Tax Treaty provides that the US shall allow to an Eligible US Holder who receives a dividend, the balance (15%) of the Irish tax paid by such Eligible US holder, as a foreign tax credit against US Federal income tax liability. See discussion of US taxation.

Gain on sale, exchange or other disposition. A gain realized on the sale, exchange or other disposition of the AIB ordinary shares or ADSs by a beneficial owner thereof that is neither resident nor ordinarily resident in Ireland for Irish tax purposes is not subject to Irish capital gains tax, except where such ordinary shares or ADSs constitute assets situated in Ireland and are or were used in or for the purposes of a trade carried on by such beneficial owner in Ireland through a branch or agency.

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

In the case of a transfer or sale of AIB ordinary shares, stamp duty will be charged at the rate of 1% of the amount or value of the consideration (i.e. the purchase price).

The deposit of AIB ordinary shares with the Depositary in exchange for ADSs or the surrender of the ADSs to the Depositary in return for ordinary shares where the deposit or surrender does not relate to a sale or contemplated sale or mortgage of such AIB ordinary shares, such as a conveyance or transfer as a result of which there is no change in beneficial interest, will not be chargeable to stamp duty provided the instrument of transfer contains a statement to that effect. Where there is a deposit of ordinary shares with the Depositary in exchange for ADS or the surrender of the ADS to the Depositary in return for ordinary shares which is done as a conveyance on sale or in contemplation of sale, then stamp duty may be payable at the rate of 1% of the price paid.

Inheritance and gift taxation. See “United States and Irish Inheritance and Gift Taxation”.

United States income taxation

Dividends. An Eligible US Holder of an AIB ordinary share or an ADS is subject to US Federal income taxation on the gross amount of any dividend paid by AIB out of AIB’s current or accumulated earnings and income, (as determined for US federal income tax purposes). Dividends received by individuals before January 1, 2011, that constitute qualified dividend income, are taxed at a maximum federal tax rate of 15%, subject to certain holding requirements. Holders of Ordinary Shares or ADSs must have held their shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date.

Dividends paid by AIB with respect to ordinary shares or ADSs will be qualified dividend income for US tax purposes if AIB was not in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend was paid, a passive foreign investment company (PFIC). Based on our current and projected financial data, we believe AIB should not be treated as a PFIC for US federal income tax purposes with respect to tax years 2006 and 2007 and we do not anticipate that AIB would be treated as a PFIC for the 2008 year.

Dividends paid by AIB to US corporate stockholders with respect to ordinary shares and ADSs, will not qualify for the dividend received deduction otherwise generally allowed to such stockholders. The amount of the dividend to be included in income will be the US dollar value of the euro payment made, determined at the spot US dollar/Euro exchange rate on the date of actual or constructive receipt by the US Holder in the case of ordinary shares, or by the Depositary in the case of ADSs, regardless of whether the payment is actually converted into US dollars. Any gain or loss recognized by a US Holder on the sale or disposition of euros as a result of currency exchange fluctuations during the period from the date the dividend payment is includable in income to the date the payment is converted into US Dollars will be ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income.

Distributions in excess of current or accumulated earnings and income would be treated as a non-taxable return of capital to the extent of the US Holder’s basis in his AIB ordinary shares or ADSs and would reduce the US holder’s basis in his AIB ordinary shares or ADSs. Any remaining excess would be treated for US Federal tax purposes as capital gains, provided the AIB ordinary shares or ADSs are capital assets in the hands of such US Holder.

Subject to various limitations, Eligible US Holders who have DWT applied to their dividend may be entitled to a credit against their US federal income tax liability. Under the Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to separate classes of income. Dividends paid by AIB with respect to AIB ordinary shares or ADSs after January 1, 2007 are foreign source “passive category income” or “general category income” depending on the holder’s circumstances. In either case, foreign tax credits allowable with respect to each category of income cannot exceed the US Federal income tax otherwise payable with respect to such category of income. No foreign tax credit is allowed to the extent a refund of DWT is available to the Eligible US Holder.

Dividend reinvestment program. Holders of AIB ordinary shares represented by ADSs, may elect to participate in a dividend reinvestment program provided by the Depositary, which under its BuyDirect program will reinvest stockholders’ AIB dividends by purchasing additional AIB stock in the open market. The US tax treatment, as set out in the preceding paragraphs, applies to dividends received by such holders.

Gain on disposition. Upon the sale, exchange or other disposition of AIB ordinary shares or ADSs, a US Holder will recognize a gain or loss, if any, equal to the difference between the amount realized upon the sale, exchange, or disposition and the US Holder’s tax basis. Generally, a holder’s tax basis in AIB ordinary shares or ADSs will be the US Holder’s cost. Such gain or loss will generally be capital gain or loss. Capital gains recognized by non-corporate US Holders before January 1, 2011, on shares held longer than one year, are taxed at a maximum rate of 15%. Any gain will generally be treated as income from sources within the US for foreign tax credit limitation purposes.

Withholding tax. A holder of ADSs may, under certain circumstances, be subject to US backup withholding tax with respect to dividends paid on ADSs or the proceeds of sale of ADSs. A US holder of ADSs is subject to backup withholding tax unless such holder: (i) is a corporation or comes within the certain other exempt categories and, when required, demonstrates this fact; or (ii) provides a correct taxpayer identification number (“TIN”), certifying that such holder is not subject to backup withholding tax and otherwise complies with applicable requirements of the backup withholding tax rules. Non-US holders of ADSs must complete and provide AIB or its agent with the applicable Form W-8 (“Certificate of Foreign Status”) certifying that such person is a foreign person exempt from backup withholding tax. Subject to certain limitations, amounts withheld under the US backup withholding tax rules may be creditable against the holder’s US federal income tax liability. A US holder of AIB ordinary shares may be exempted from or entitled to a refund of Irish dividend withholding tax (see “Irish Taxation - Withholding Tax on Dividends”).

State and local taxes

Holders of AIB ordinary shares or ADSs may be liable for state and local taxes on distributions with respect to such shares or ADSs. Investors are advised to consult their own tax advisors about state, local, and any other tax consequences to them of the purchase, ownership and disposition of AIB ordinary shares or ADSs.

United States and Irish Inheritance and Gift Taxation

Irish Capital Acquisitions Tax (“CAT”) applies to gifts and bequests of Irish situate assets. Irish CAT may also apply to non-Irish situate assets depending on the tax residence, ordinary residence and domicile positions of the donor and the successor or donee. As such, Irish CAT applies to gifts and bequests of AIB ordinary shares. It is not entirely clear whether ADSs representing ordinary shares are regarded as non-Irish situate assets. As such, CAT may also apply to gifts and bequests of ADSs representing ordinary shares regardless of the residence, ordinary residence or domicile of the donor and successor or donee. CAT is charged at a single rate of 20% above a tax-free threshold. This tax-free threshold is determined by the amount of the current benefit and of previous benefits within the charge to CAT and the relationship between the donor and the successor or donee. Gifts and inheritances between spouses are not subject to CAT.

There is no gift and inheritance tax convention between the United States and Ireland. Although an estate tax convention between the two countries was ratified in 1951, estate duty was abolished in Ireland in 1975 and it is not clear whether the convention is applicable to Irish gift and inheritance taxes that replaced the former estate duty. Nonetheless, under the Code any such inheritance tax payable in Ireland generally will be allowed as a credit, subject to certain limitations, against so much of the US Federal estate tax as is payable on the same property. Transfers of AIB ordinary shares or ADSs upon death may be subject to US Federal estate tax subject to certain threshold exemptions.

US Federal gift tax may apply to gifts of AIB ordinary shares or ADSs subject to certain thresholds and exemptions. No credit against Federal gift tax for Irish gift tax paid on the same property is allowable.

Item 11.	Quantitative and qualitative disclosures about risk

RISK MANAGEMENT - FRAMEWORK

Risk taking is inherent in the provision of financial services and the Group assumes a variety of risks in undertaking its business activities. Risk is defined as any event that could: damage the core earnings capacity of the Group; increase earnings or cash-flow volatility; reduce capital; threaten business reputation or viability; and/or breach regulatory or legal obligations. AIB has adopted an Enterprise Risk Management (“ERM”) approach to identifying, assessing and managing risks. The key elements of the ERM framework are:

•	Risk philosophy;

•	Risk appetite;

•	Risk governance and risk management organization;

•	Risk identification and assessment process;

•	Risk strategy; and

•	Stress and scenario testing.

Risk philosophy

The Board and senior management set the ‘tone at the top’. This establishes the culture, philosophy and behaviour of the Group towards risk and governance, and seeks to provide the basis for the engagement of risk governance processes at enterprise, divisional and functional levels. The Board has adopted a broad set of risk taking principles reflecting the Group’s risk philosophy and culture, and articulating the high-level standards against which risk taking decisions are made. All proposed changes to the Group risk governance framework, policies and operations are benchmarked against these principles. The three key principles are:

(1)	AIB is in the business of taking risk in a controlled manner to enhance stockholder value.

(2)	All risks and related returns are owned by the relevant business units. Business management is responsible for ensuring that all relevant risks are identified and managed.

(3)	The risk governance functions perform independent oversight of the management of risk by the business units and provide assurance to the Board. They have a specific responsibility to ensure that key risks are identified and managed by line management.

The Board approves business strategy and objectives and management is responsible for achieving them. An ERM approach ensures that the organization has in place a process for setting business objectives which are consistent with its risk appetite. A key building block to this is the definition of the risk appetite of the organization.

Risk appetite

The Group’s risk appetite framework seeks to encourage appropriate risk taking to ensure that risks are aligned to business strategy and objectives. The Group determines its risk appetite in a number of ways. Firstly, it considers its external stakeholders and their requirements, and expresses this in the form of a top-down risk appetite statement. This statement provides explicit Board guidance on risk appetite including, but not limited to, target capital levels, target debt ratings and thresholds on earnings volatility.

Secondly, risk appetite is captured through the planning process, whereby the Group considers how much and what type of risk it needs in order to deliver the Group’s business objectives and strategy. Lastly, risk appetite is determined by reference to the risk profile that emerges from the various risk assessment processes used by the Group for individual risk types. This can be considered ‘bottom-up’ appetite.

Risk appetite is evidenced in a range of Board approved limits and delegated authorities and in actions taken on the basis of a comparison of bottom-up risk profile with top-down risk appetite.

Risk governance and risk management organization

The Board and senior management have ultimate responsibility for the governance of all risk taking activity in the Group.

AIB uses a ‘three lines of defence’ framework in the delineation of accountabilities for risk governance. Under the three lines of defence model, primary responsibility for risk management lies with line management. Line management is supported by three Group and Divisional functions with a risk governance role. These are the enterprise-wide Risk, Regulatory Compliance and Finance functions. Together these act as the second line of defence. The third and final line of defence is the Group Internal Audit function which provides independent assurance to the Audit Committee of the Board on all risk-taking activity.

While the Board has ultimate responsibility for all risk-taking activity within AIB, it has delegated some risk governance responsibilities to a number of committees or key officers. The diagram on the following page summarizes the Enterprise Committee structure of the Group.

The role of the Board and the Audit Committee is set out in the section on Corporate governance. The Group Executive Committee (“GEC”) is the senior executive committee of the Group. It comprises the Group Chief Executive, Group Finance Director, Group Chief Risk Officer (“Group CRO”), Group Director of Strategic Human Resources, the Director of Operations and Technology and the four Divisional Managing Directors. The GEC manages the strategic business risks of AIB and sets the business strategy of the enterprise within which the risk management function operates. The Risk Management Committee (“RMC”) is co-chaired by the Group CRO and the Group Chief Executive and is the highest executive forum for risk governance within the Group. The RMC comprises all members of the GEC, together with the Group Chief Credit Officer, the General Manager, Regulatory Compliance and the Group Internal Auditor. It is responsible for identifying, analyzing and monitoring risk exposures, adopting best practice policies and standards, and reviewing risk management activities at an enterprise level.

The RMC acts as the parent body of a number of other risk and control committees, namely the Group Credit Committee, the Credit Risk Measurement Committee (responsible for the approval of material aspects of credit risk measurement systems and processes across the Group), the Group Operational Risk Management Committee (“Group ORMCo”), the Market Risk Committee and the Stress Testing Steering Group (responsible for the implementation of the stress testing policies and procedures under the Capital Requirements Directive (“CRD”) - see Capital Management section).

The Group Asset and Liability Management Committee (Group ALCo) is chaired by the Group Finance Director. The Group ALCo reviews and is responsible for all activities in AIB relating to capital planning and management, funding and liquidity management, structural asset and liability management and the Internal Capital Adequacy Assessment Process (“ICAAP”) - see Capital Management section.

The Group Disclosure Committee is chaired by the Group Head of Accounting and Finance. It is responsible for ensuring the compliance of the Group’s external disclosures with legal and regulatory requirements and for providing management assurance to the Audit Committee, the Group Chief Executive and the Group Finance Director in respect of Sections 302 and 404 of the Sarbanes Oxley Act.

At divisional level, Divisional Management Boards take an active role in the coordination of risk management activities in the divisions. Chaired by the Divisional Managing Director, they also include the heads of key operating units, the Divisional Heads of Finance, Chief Risk Officer, Chief Credit Officer and Head of Regulatory Compliance. The Divisional Management Boards are assisted by key committees such as the Divisional Credit Committee, the Divisional Operational Risk Committee and the Divisional Asset and Liability Management Committee.

The role of Risk Management and the Group Chief Risk Officer

The Group CRO has independent oversight of the Group’s enterprise-wide risk management activities. The Group CRO is a member of the Group Executive Committee and reports to the Group Chief Executive, with a dotted line to the chairman of the Audit Committee. The Group CRO’s responsibilities include:

•	Developing and maintaining the ERM framework;

•	Providing independent reporting to the Board on risk issues, including the risk appetite and risk profile of the Group;

•

Providing independent assurance to the Group Chief Executive and Board that material risks are identified and managed by line management and that the Group is in compliance with enterprise risk policies, processes and limits.

The Group Chief Credit Officer, the Group Head of Operational Risk Management and the Group Head of Market Risk Management have full functional responsibility for these risks and are members of the Group CRO’s management team. In addition to the enterprise-wide Risk function, each of the four operating divisions and Operations and Technology have dedicated risk management functions, with divisional CROs reporting directly to the Group CRO. Each division has dedicated credit risk management and operational risk management functions. The Capital Markets Division also has a dedicated market risk management function.

The role of Finance and the Group Finance Director

Finance and the Group Finance Director have responsibility for all of the financial processes of the Group. These include financial and capital planning, management accounting, financial disclosures and balance sheet management. Risks embedded in these processes remain the responsibility of the Group Finance Director, as does responsibility for compliance with tax legislation and external financial and regulatory reporting requirements.

Regulatory Compliance

Regulatory Compliance is an enterprise-wide function which operates independently of the business. The function is responsible for identifying compliance obligations arising from ‘conduct of business’ (customer-facing) regulations in each of the Group’s operating markets. There are Regulatory Compliance teams in each division who work closely with management in assessing compliance risks and provide advice and guidance on addressing these risks. Regulatory Compliance undertakes risk based monitoring of compliance by the business with regulatory obligations and independently reports to the Audit Committee in this regard.

The Regulatory Compliance function also promotes the embedding of an ethical framework within AIB’s businesses to ensure that the Group operates with honesty, fairness and integrity.

Group Internal Audit

Group Internal Audit (“GIA”) is an independent evaluation and appraisal function established within AIB Group, reporting to the Group’s Board of Directors through the Audit Committee. GIA conducts a continuous and comprehensive review of activities throughout the Group and its subsidiaries and affiliates, in accordance with an audit plan approved each year by the Audit Committee. All activities undertaken within and on behalf of the Group and its affiliates are within the scope of GIA, including activities carried out by other control functions.

The purpose of GIA is to assist the Directors in the discharge of their governance responsibilities and to support management in the achievement of approved strategic and operational objectives.

The role of GIA is to independently assess the adequacy, effectiveness and sustainability of the Group’s governance, risk management and control processes. GIA may also provide advisory, consultancy and other services on an ad hoc basis and in a manner that does not impair the objectivity of the function.

GIA acts as the third line of defence in the Group’s risk governance organization and provides assurance to the Audit Committee on the adequacy, effectiveness and sustainability of the governance, risk management and control processes throughout the Group. GIA discharges its responsibilities primarily via the execution of annual Audit Plans, which are developed using a risk-based approach. The Audit Plan is developed using the following steps:

•	AIB’s activities are mapped to auditable business processes (“audit universe”) which reflect the current structure of the Group;

•

The audit universe is then assessed in terms of inherent risk and control effectiveness to determine the audit needs for the following year. GIA’s evaluation of the audit needs is completed by taking into account input from management; and

•	The main processes and activities identified in the audit needs assessment are then allocated into distinct ‘auditable units’ and incorporated into the Audit Plan.

The Audit Plan contains the comprehensive programme of individual audits that provide an independent assessment of key governance, risk management and control processes. Included in its work are reviews of the self-assessments of operational risks and controls undertaken by the businesses. There is also an ongoing review of risk identification standards and risk management methodologies which includes testing of the risk mitigating actions adopted by management. The results of GIA audits are reported quarterly to the Audit Committee, which monitors both resolution of audit issues and progress in the delivery of the Audit Plan.

Risk identification and assessment process

Risk is identified and assessed in the Group through a combination of top-down and bottom-up risk assessment processes. Top-down processes focus on broad risk types and common risk drivers rather than specific individual risk events, and adopt a forward-looking view of perceived threats over the planning horizon. The key top-down risk assessment processes are the Enterprise Risk Review, which identifies the most significant risks facing the enterprise from the perspective of the Board and senior management, and the Material Risk Assessment, where the emphasis is on whether the nature of risk is such that it requires capital support. Both of these risk assessment processes are undertaken on a half-yearly basis.

Bottom-up risk assessment processes are more granular, focusing on risk events that have been identified through specific qualitative or quantitative measurement tools. A key qualitative tool is self-assessment, which is used in the assessment of operational and regulatory compliance risk. Quantitative tools include the use of internal grading models to estimate the Probability of Default (“PD”) and “Loss Given Default” (“LGD”) of credit exposures, and Value At Risk (“VaR”) in the context of the Group’s trading portfolios. The Group continues to develop its economic capital methodology and capability, and it is expected that this will become the common quantitative means by which risk is measured and reported within AIB.

Top-down and bottom-up views of risk come together through a process of upward reporting of, and management response to, identified and emerging risks. This ensures that the Group’s view of risk remains sensitive to emerging trends and common themes.

Risk strategy

The Group’s risk strategy is informed by its risk appetite and the risk profile which emerges from the risk assessment process. To the extent that mismatches are identified between risk appetite and the actual risks being taken, action to address such mismatches is undertaken. This may involve risk reduction or increased risk mitigation in cases where risk profile exceeds risk appetite, or a selective and gradual increase in risk taking where risk profile is significantly below risk appetite. Risk strategy will be enhanced through the Group’s continued improvement of its risk measurement methodologies to support a more quantitative representation of its overall risk profile.

Stress and scenario testing

The Group employs stress and scenario analysis to assess the risks of extreme yet plausible events occurring. It has enhanced its stress testing capabilities as part of its implementation of the CRD. The Group carried out its first Pillar 1 stress test based around the effect of an extreme recession (1 in 25 years) on its internally rated credit portfolios as at March 31, 2007.

The results of this stress test show that the Group’s capital resources are sufficient to cover regulatory capital requirements under the stressed scenario. In addition, a ‘dry-run’ Pillar 2 stress test was undertaken during 2007 based around the scenario of a mild recession. This test involved assessing the stress impacts on existing assets, new business and revenues over a five year planning horizon. The results of this stress test have been integrated into the 2008-2012 planning cycle.

RISK MANAGEMENT - INDIVIDUAL RISK TYPES

This section provides details of the Group’s exposure to, and risk management of, the following individual risk types which have been identified through the Group’s risk assessment process:

•	Credit risk;

•	Market risk;

•	Non-trading interest rate risk;

•	Structural foreign exchange risk;

•	Liquidity risk;

•	Operational risk;

•	Regulatory Compliance risk; and

•	Pension risk.

Credit Risk

Credit risk is defined as the risk that a customer or counterparty will be unable or unwilling to meet a commitment that it has entered into and that pledged collateral does not fully cover the Group’s claims. The table below sets out the maximum exposure to credit risk that arises within the Group. The table distinguishes between those assets that are carried in the balance sheet at amortized cost and those carried at fair value. The most significant credit risks arise from lending activities to customers and banks, trading portfolio and available for sale financial investments, derivatives and ‘off-balance sheet’ guarantees and commitments. The credit risks arising from balances at central banks, treasury bills and items in course of collection are deemed to be negligible based on their maturity and counterparty status.

Maximum exposure to credit risk«

	2007			2006
	Amortized cost	Fair value	Total	Amortized cost	Fair value	Total
	(Euro in millions)
Balances at central banks(1)	380	—	380	243	—	243
Treasury bills and other eligible bills	—	15	15	—	196	196
Items in course of collection	383	—	383	527	—	527
Trading portfolio financial assets(2)	—	8,122	8,122	—	8,829	8,829
Derivative financial instruments	—	2,299	2,299	—	1,710	1,710
Loans and receivables to banks	9,465	—	9,465	12,900	—	12,900
Loans and receivables to customers	127,603	—	127,603	107,115	—	107,115
Financial investments available for sale(3)	—	20,643	20,643	—	19,372	19,372
Included elsewhere:
Sale of debt securities awaiting settlement	—	45	45	—	194	194
Trade receivables	—	147	147	—	333	333
Accrued interest	1,023	—	1,023	842	—	842

	138,854	31,271	170,125	121,627	30,634	152,261
Financial guarantees	7,021	—	7,021	7,093	—	7,093
Loan commitments and other credit related commitments	23,715	—	23,715	24,056	—	24,056

Maximum exposure to credit risk	169,590	31,271	200,861	152,776	30,634	183,410

(1)	Included within Cash and balances at central banks of €1,264 million (2006: €989 million).
(2)	Excluding equity shares of €134 million (2006: €124 million).
(3)	Excluding equity shares of €326 million (2006: €293 million).
«	Forms an integral part of the audited financial statements

Credit risk on derivatives«

The credit risk on derivative contracts is the risk that the Group’s counterparty in the contract defaults prior to maturity at a time when AIB has a claim on the counterparty under the contract. AIB would then have to replace the contract at the current market rate, which may result in a loss. Derivatives are used by AIB to meet customer needs, to reduce interest rate risk, currency risk and in some cases, credit risk, and also for proprietary trading purposes. Risks associated with derivatives are managed from a credit, market and operational perspective. The credit exposure is treated in the same way as other types of credit exposure and is included in customer limits. The total credit exposure consists partly of current replacement cost and partly of potential future exposure. The potential future exposure is an estimation, which reflects possible changes in market values during the remaining life of the individual contract. The Group uses a simulation tool to estimate possible changes in future market values and computes the credit exposure to a high level of statistical significance.

Country risk«

Credit risk is also influenced by country risk, where country risk is defined as the risk that circumstances arise in which customers and other counterparties within a given country may be unable or precluded from fulfilling their obligations to the Group due to economic or political circumstances.

Country risk is managed by setting appropriate maximum risk limits to reflect each country’s overall credit worthiness. These are informed by independent credit information from international sources and supported by periodic visits to relevant countries. Risks and limits are monitored on an ongoing basis.

Settlement risk«

Settlement risk arises in any situation where a payment in cash, securities or equities is made in the expectation of a corresponding receipt in cash, securities or equities. The settlement risk on many transactions, particularly those involving securities and equities, is substantially mitigated when effected via assured payment systems, or on a delivery-versus-payment basis. Each counterparty is assessed in the credit process and clearing agents, correspondent banks and custodians are selected with a view to minimizing settlement risk. The most significant portion of the Group’s settlement risk exposure arises from foreign exchange transactions. Daily settlement limits are established for each counterparty to cover the aggregate of all settlement risk arising from foreign exchange transactions on a single day.

Credit concentration risk«

Credit concentration risk arises where any single exposure or group of exposures, based on common risk characteristics, has the potential to produce losses large enough relative to the Group’s capital, total assets, earnings or overall risk level to threaten its health or ability to maintain its core operations.

Risk identification and assessment«

Credit risk is identified, assessed and measured through the use of credit rating and scoring tools for each borrower or transaction. The methodology used produces a quantitative estimate of the PD for the borrower. This assessment is carried out at the level of the individual borrower or transaction and at sub-portfolio, portfolio, business unit and/or divisional level when relevant.

In the retail consumer and small and medium sized entity (“SME”) book, which is characterized by a large number of customers with small individual exposures, risk assessment is largely informed through statistically-based scoring techniques. Both application scoring for new customers and behavioural scoring for existing customers are used to assess and measure risk as well as to facilitate the management of these portfolios. In the commercial, corporate and interbank books, the rating systems utilize a combination of objective information, essentially financial data, and subjective assessments of non-financial risk factors such as management quality and competitive position. The combination of expert lender judgement and statistical methodologies varies according to the size and nature of the portfolio together with the availability of relevant default experience.

The ratings influence the management of individual loans. Special attention is paid to lower quality rated loans and, when appropriate, loans are transferred to special units to help avoid default or, when in default, to minimize loss.

Concentration risk is identified and assessed at single name counterparty level and at portfolio level. The Board approved Group Large Exposure Policy (“GLEP”) sets the maximum limit by grade for exposures to individual counterparties or group of connected counterparties. Portfolio concentrations are identified and monitored by exposure and grade using internal sector or product risk codes. Such measures facilitate the measurement of concentrations by balance sheet size and risk profile relative to other portfolios within the Group and in turn facilitate appropriate management action discussion and decision making.

Role of stress and scenario analysis in the assessment of credit risk«

The Group conducts periodic stress tests on specific portfolios to assess the impact on existing credit concentrations and to assist the identification of any additional concentrations in its loan books. These tests are carried out as required by senior management.

As outlined above, the Group has also instituted stress tests on its credit exposures to assist capital planning under Basel II. The principal elements are as follows:

•

Pillar 1 stress test is a scenario analysis of an extreme recession on all portfolios subject to Internal Rating Based systems within the Group. Following the application of the stressed economic scenario to the Group’s grade profiles, the test assesses the incremental impact of the resulting ratings downgrades on the Group’s risk weighted assets and estimates of expected loss and hence capital;

«	Forms an integral part of the audited financial statements

•

Pillar 2 stress test is also carried out which applies a more plausible economic stress scenario to the Group’s five year business and financial plans. The credit implications, including concentration risk, are again assessed through modelling the impact of movements in grades across various credit portfolios. The results are combined with the other risk and financial elements to inform capital planning.

Risk management and mitigation«

The Group has an established credit process with a framework of credit policy and delegated authorities, based on skill and experience, for the management and control of credit risk. Credit grading, scoring and monitoring systems accommodate the early identification and management of any deterioration in loan quality. The credit management system is underpinned by an independent system of credit review.

The Board determines the credit authority for the Group Credit Committee (“GCC”), the Group Chief Executive and Group Chief Credit Officer and his deputies. It also approves divisional credit authorities and reviews credit performance on a regular basis. The GCC considers and approves credit exposures which are in excess of divisional credit authorities. Credit limits and delegated authorities are explicitly linked to levels of seniority within the Group.

Key credit policies are approved by the Board. Divisional management approves divisional credit policy within the parameters of relevant Group level policies. The divisional risk management function is an integral part of the approval process of divisional policies. Material divisional policies are referred to Group RMC and/or to the Board, where relevant, for approval.

In many cases, even where the perceived strength of the borrower’s repayment capacity is the primary factor in granting the loan, security will be required as a secondary source of repayment in the event of the borrower’s default. Credit risk management within the Group also considers the risks associated with the quantum of borrowing. In cases of large exposures, it may be necessary to devise and adopt appropriate sell-down and syndication strategies. There are established guidelines in place relating to the execution of such strategies.

The GLEP sets out the framework for single name concentration appetite and limits, clearly defining what constitutes a connection (single name/group of connected accounts), what types of exposures are included in limit setting, limit by counterparty grade and approval authorities. Any exceptions to limits are highlighted and reported to the RMC.

Levels of concentrations by geography, sector and product are effectively set through the divisional and Group planning process. Performance against these growth plans is measured and reported quarterly with particular attention to existing and emerging concentrations.

Credit risk mitigation«

The most significant and widely used credit risk mitigation tool available to the Group is its own robust internal credit risk control framework. The Group very occasionally complements internal controls with the purchase of credit derivatives to hedge credit risk. Current levels are minimal. The use of credit derivatives is subject to the normal credit approval process.

Provisioning for impairment«

The identification of loans for assessment as impaired is driven by the Group’s rating systems. The Group provides for impairment in a prompt and consistent way across the credit portfolios. The rating models provide a systematic discipline in the identification of loans as impaired and in triggering a need for provisioning on a timely basis. Loans are identified as impaired if they are past due for typically ninety days or more or exhibit, through lender assessment, an inability to meet their obligations to the Group.

Within its provisioning methodology, the Group uses two types of provisions: a) Specific; and b) Incurred but not reported (“IBNR”) – i.e. collective provisions for earning loans. Specific provisions arise when the recovery of a specific loan or group of loans is significantly in doubt. The amount of the specific provision will reflect the financial position of the borrower and the net realizable value of any security held for the loan or group of loans. In practice, the specific provision is the difference between the present value of expected future cash flows for the impaired loan(s) and the carrying value. IBNR provisions are maintained to cover loans which are impaired at the balance sheet date, and while not specifically identified, are known from experience to be present in any portfolio of loans. IBNR impairment provisions can only be raised for incurred losses and are not allowed for losses that are expected to happen as a result of likely future events. IBNR provisions are determined by reference to previous loss experience in loan portfolios and to the credit environment at balance sheet date. Whilst provisioning is an ongoing process, all divisions formally review provision adequacy on a quarterly basis and determine the overall provision requirement. These provisions are, in turn, reviewed and approved on a quarterly basis at Group level.

Risk monitoring and reporting«

Relevant credit risk information is reported in a timely manner to the appropriate level to enable informed management decision making.

Credit managers receive on a daily basis sufficient account and customer information to pro-actively manage the Group’s credit risk exposures at transaction and relationship level.

Credit risk at a portfolio level is monitored regularly and reported on a monthly basis at a divisional level, which is in turn consolidated and aggregated at a Group level for reporting to senior management and the Board. Monthly reporting typically includes but is not limited to: information on loans; concentrations; provisions and grade profiles; and trends.

«	Forms an integral part of the audited financial statements

In addition to regular monthly reporting, a more detailed and comprehensive quarterly credit review process includes the formal approval through the GCC of divisional credit provisions. This quarterly process includes an in-depth analysis of each division’s credit portfolios, including analysis of significant credit concentrations. Key trends in grade profiles are also analyzed with particular attention given to migration into grades where more management attention is required. These are known as criticized grades.

Single name counterparty concentrations are monitored at transaction level. Large exposures approved through GCC are reported to GEC and RMC with particular reference to any approved exceptions to the GLEP. In turn, large exposures are reported to the Board quarterly.

Portfolio concentrations are monitored and reported monthly at divisional and Group level. More detailed reports are prepared quarterly at Group level, which outline trends by exposure and grade for key concentrations. This reporting facilitates discussion at senior management and Board level on appropriate actions.

In addition to the regular suite of reports, the Board also receives periodic ad hoc reports on important aspects of credit risk.

Credit performance measurement framework«

The Group continues to refine its methodology for measuring the risk adjusted profitability of its credit business. Economic Value Added (“EVA”) is one of the primary measures of performance. EVA represents the value added having deducted all costs, including expected loss and a charge for the economic capital required to support the facility. The most important inputs into the determination of the expected loss and the economic capital are the Probability of Default (“PD”), the Loss Given Default (“LGD”) and the Exposure at default (“EAD”). The grades produced by the rating models are translated into a PD, which is a key parameter when measuring risk. LGD is measured taking into account, inter alia, the security held by the Group. EAD for many products is equal to the outstanding exposure but for some products, such as credit lines and derivative contracts, the EAD may be higher than the outstanding exposure.

Further information on credit risk can be found in the notes to the financial statements.

•	Derivative financial instruments (note 50).

•	Loans and receivables to banks (note 24).

•	Loans and receivables to customers (note 25).

•	Amounts receivable under finance leases and hire purchase contracts (note 26).

•	Additional information on credit risk (note 27).

•	Provisions for impairment of loans and receivables (note 28).

•	Financial investments available for sale (note 29).

•	Provisions for liabilities and commitments (note 42).

•	Memorandum items: contingent liabilities and commitments (note 49).

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

An important factor influencing the quality of AIB Group’s earnings is the diversification of its credit portfolio within each of its geographic markets (Ireland, United Kingdom, United States of America, Poland / Europe) by spread of locations, industry classification and individual customer.

Other than the broadly defined Construction and Property sectors in the Republic of Ireland and the United Kingdom (23.3% and 10.5% respectively), as at December 31, 2007 no one industry in any geographic market accounts for more than 10% of AIB Group’s total loan portfolio.

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

«	Forms an integral part of the audited financial statements

The following table shows AIB Group’s total loan portfolio by category of loan at December 31, 2007, 2006, 2005, 2004 and 2003.

		December 31,
		2007 IFRS	2006 IFRS	2005 IFRS	2004 IR GAAP	2003 IR GAAP
		(Euro in millions)
	IRELAND
	Agriculture	1,956	1,647	1,646	1,599	1,372
	Energy	923	670	733	407	336
	Manufacturing	3,212	2,835	2,585	2,270	1,941
	Construction and property	29,973	22,605	14,863	10,059	6,716
	Distribution	8,704	8,254	6,589	4,899	4,039
	Transport	1,150	790	711	548	490
	Financial	1,472	774	938	404	380
	Services	5,393	4,355	3,301	2,987	2,443
Personal	- Residential mortgages	24,507	21,420	17,054	13,236	10,271
	- Overdraft/installment	7,862	6,930	5,501	4,322	3,412
	Lease financing	1,148	1,107	1,099	1,276	1,375
	Guaranteed by Irish Government	6	4	2	—	1

		86,306	71,391	55,022	42,007	32,776

	UNITED KINGDOM
	Agriculture	160	163	163	181	143
	Energy	344	453	216	232	157
	Manufacturing	1,415	1,378	1,366	1,313	1,166
	Construction and property	13,506	10,491	8,819	5,769	4,008
	Distribution	3,004	3,017	2,751	2,377	1,850
	Transport	628	668	489	345	268
	Financial	1,223	1,170	1,063	936	856
	Services	5,655	5,500	4,465	3,166	2,223
Personal	- Residential mortgages	4,554	4,540	3,802	3,090	2,499
	- Overdraft/installment	1,394	1,410	1,273	1,112	1,030
	Lease financing	115	94	98	24	22

		31,998	28,884	24,505	18,545	14,222

	UNITED STATES OF AMERICA
	Agriculture	4	—	—	—	—
	Energy	457	269	316	121	79
	Manufacturing	213	175	200	124	76
	Construction and property	565	629	620	191	94
	Distribution	119	99	103	96	58
	Transport	24	20	12	13	5
	Financial	330	469	439	123	51
	Services	872	795	810	726	692
Personal	- Overdraft/installment	—	—	—	3	2

		2,584	2,456	2,500	1,397	1,057

	POLAND
	Agriculture	183	167	147	148	135
	Energy	77	160	202	236	200
	Manufacturing	999	756	723	764	720
	Construction and property	1,857	1,105	531	365	270
	Distribution	675	516	462	516	439
	Transport	91	103	67	81	85
	Financial	117	67	77	91	86
	Services	416	335	384	281	287
Personal	- Residential mortgages	1,040	684	540	477	388
	- Overdraft/installment	643	412	316	231	186
	Lease financing	737	460	418	341	248

		6,835	4,765	3,867	3,531	3,044

	REST OF THE WORLD	993	652	293	119	15

	Total loans to customers	128,716	108,148	86,187	65,599	51,114
	Unearned income	(371)	(328)	(281)	(129)	(115)
	Allowance for loan losses	(742)	(705)	(674)	(658)	(662)

		127,603	107,115	85,232	64,812	50,337

The following table shows the percentages of total loans by each category of loan at December 31, 2007, 2006, 2005, 2004 and 2003.

		December 31,
		2007 IFRS	2006 IFRS	2005 IFRS	2004 IR GAAP	2003 IR GAAP
	IRELAND
	Agriculture	1.5%	1.5%	1.9%	2.4%	2.7%
	Energy	0.7	0.6	0.9	0.6	0.7
	Manufacturing	2.5	2.7	3.0	3.5	3.8
	Construction and property	23.3	20.9	17.3	15.3	13.1
	Distribution	6.8	7.6	7.6	7.5	7.9
	Transport	0.9	0.7	0.8	0.8	1.0
	Financial	1.1	0.7	1.1	0.6	0.7
	Services	4.2	4.0	3.8	4.6	4.8
Personal	- Residential mortgages	19.0	19.8	19.8	20.2	20.1
	- Overdraft/installment	6.1	6.5	6.4	6.6	6.6
	Lease financing	0.9	1.0	1.3	1.9	2.7

		67.0%	66.0%	63.9%	64.0%	64.1%

	UNITED KINGDOM
	Agriculture	0.1%	0.2%	0.2%	0.3%	0.3%
	Energy	0.3	0.4	0.2	0.4	0.3
	Manufacturing	1.1	1.2	1.6	2.0	2.3
	Construction and property	10.5	9.8	10.2	8.8	7.8
	Distribution	2.3	2.8	3.2	3.7	3.7
	Transport	0.5	0.6	0.6	0.5	0.5
	Financial	1.0	1.1	1.2	1.4	1.7
	Services	4.4	5.0	5.2	4.8	4.3
Personal	- Residential mortgages	3.5	4.2	4.4	4.7	4.9
	- Overdraft/installment	1.1	1.3	1.5	1.7	2.0
	Lease Financing	0.1	0.1	0.1	—	—

		24.9%	26.7%	28.4%	28.3%	27.8%

	UNITED STATES OF AMERICA
	Energy	0.3%	0.2%	0.4%	0.2%	0.2%
	Manufacturing	0.2	0.2	0.2	0.2	0.1
	Construction and property	0.4	0.7	0.7	0.3	0.2
	Distribution	0.1	0.1	0.1	0.1	0.1
	Financial	0.3	0.4	0.5	0.2	0.1
	Services	0.7	0.7	1.0	1.1	1.4

		2.0%	2.3%	2.9%	2.1%	2.1%

	POLAND
	Agriculture	0.1%	0.2%	0.2%	0.2%	0.3%
	Energy	0.1	0.1	0.2	0.4	0.4
	Manufacturing	0.8	0.7	0.8	1.2	1.4
	Construction and property	1.4	1.1	0.6	0.6	0.5
	Distribution	0.5	0.4	0.5	0.8	0.8
	Transport	0.1	0.1	0.1	0.1	0.2
	Financial	0.1	0.1	0.1	0.1	0.2
	Services	0.3	0.3	0.5	0.4	0.5
Personal	- Residential mortgages	0.8	0.6	0.6	0.7	0.8
	- Overdraft/installment	0.5	0.4	0.4	0.4	0.4
	Lease financing	0.6	0.4	0.5	0.5	0.5

		5.3%	4.4%	4.5%	5.4%	6.0%

	REST OF THE WORLD	0.8%	0.6%	0.3%	0.2%	—

	Total loans to customers	100.0%	100.0%	100.0%	100.0%	100.0%

Analysis of loans to customers by maturity and interest rate sensitivity

The following table analyzes loans to customers by maturity and interest rate sensitivity. Overdrafts, which in the aggregate represent approximately 3% of the portfolio, are classified as repayable within one year. Approximately 9% of AIB Group’s loan portfolio is provided on a fixed rate basis. Fixed rate loans are defined as those loans for which the interest rate is fixed for the full term of the loan. The interest rate risk exposure is managed by Global Treasury within agreed policy parameters.

	December 31, 2007
	Within 1 year	After 1 year but within 5 years	After 5 years	Total
	(Euro in millions)
Ireland	33,876	20,859	31,571	86,306
United Kingdom	10,395	9,242	12,361	31,998
United States of America	662	1,562	360	2,584
Poland	2,323	2,735	1,777	6,835
Rest of the World	57	408	528	993

Total loans by maturity	47,313	34,806	46,597	128,716

	Fixed rate	Variable rate	Total
	(Euro in millions)
Ireland	7,792	78,514	86,306
United Kingdom	2,530	29,468	31,998
United States of America	373	2,211	2,584
Poland	513	6,322	6,835
Rest of the World	3	990	993

	11,211	117,505	128,716

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

A specific provision is made against problem loans when, in the judgment of management, the estimated repayment realizable from the obligor, including the value of any security available, is likely to fall short of the amount of principal and interest outstanding on the obligor’s loan or overdraft account. The amount of the specific provision made in AIB Group’s consolidated financial statements is intended to cover the difference between the balance outstanding on impaired loans and estimated recoveries (i.e. the present value of future cash flows).

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

IBNR provisions are maintained to cover loans which are impaired at balance sheet date and, while not specifically identified, are known from experience to be present in any portfolio of loans. IBNR provisions can only be raised for incurred losses and will not be permitted for losses that are expected to happen as a result of likely future events. IBNR provisions are determined by reference to loss experience in the portfolios and to the credit environment at balance sheet date.

All AIB divisions assess and approve their provisions and provision adequacy on a quarterly basis. These provisions are in turn reviewed and approved by the AIB Group Credit Committee on a quarterly basis with ultimate Group levels being approved by the Group Board of Directors.

Movements in the allowance for loan losses

	December 31,
	2007 IFRS	2006 IFRS	2005 IFRS		2004 IR GAAP	2003 IR GAAP
	(Euro in millions)
Total allowance at beginning of period(1)	707	676	760		664	862
IFRS transition adjustment(1)	—	—	(146	)(1)	—	—
Allowance of disposed loans	—	—	—		—	(135)
Transfer to provisions for contingent liabilities and commitments	—	—	—		(15)	—
Currency translation and other adjustments	(8)	(1)	16		25	(51)
Recoveries of provisions previously charged off	13	10	3		21	18
Amounts charged off
Ireland	(37)	(45)	(43)		(66)	(65)
United Kingdom	(13)	(14)	(13)		(28)	(25)
United States of America	—	—	(2)		—	(23)
Poland	(24)	(37)	(14)		(57)	(69)

	(74)	(96)	(72)		(151)	(182)
Net provision movement(2)
Ireland	111	73	45		68	77
United Kingdom	(1)	42	54		40	51
United States of America	—	(1)	2		(1)	10
Poland	9	16	15		30	32
Rest of the World	—	(2)	2		—	—

	119	128	118		137	170
Recoveries of provisions previously charged off(2)
Ireland	(4)	(3)	(2)		(18)	(13)
United Kingdom	(2)	(1)	(1)		(3)	(2)
United States of America	—	—	—		—	(3)
Poland	(7)	(6)	—		—	—

	(13)	(10)	(3)		(21)	(18)

Total allowance at end of period	744	707	676		660	664

Allowance at end of period
Specific	526	518	514		383	348
IBNR/General	218	189	162		277	316

Total	744	707	676		660	664

Amounts include:
Loans and advances to banks	2	2	2		2	2
Loans and advances to customers	742	705	674		658	662

	744	707	676		660	664

(1)

In January 2005, AIB introduced a new impairment provisioning methodology. This methodology included a number of changes in the approach used to estimate the loan impairment provisions and the accumulation and examination of additional information relating to credit trends and other factors relevant to AIB’s loan portfolio. The application of this revised methodology and the consideration of this additional information had the impact of reducing AIB’s estimate of the total credit provisions by €146 million at January 1, 2005. This was treated as a transition adjustment to equity at January 1, 2005 under IFRS in accordance with IFRS 1. In addition, the application of the new methodology resulted in increasing impaired loans by a net €87 million due to the reinstatement on the Balance sheet of €100 million of loans which had previously been charged-off centrally and regrading to earning status €13 million of these loans. The total Balance sheet provisions increased by €100 million as a result.

(2)	The aggregate of these sets of figures represents the total provisions for loan losses charged to income.

Commentary on the movements are detailed on pages 35 and 36 (provision for loan losses), pages 94 and 95 (net charge offs) and page 99 (movements in impaired loans).

The following table reconciles the total provisions for loan losses charged to income as shown in (A), the table on page 93 relating to “Movements in the allowance for loan losses”, with that shown in (B), AIB Group’s “Consolidated statement of income”.

	Years ended December 31,
	2007 IFRS	2006 IFRS	2005 IFRS	2004 IR GAAP	2003 IR GAAP
	(Euro in millions)
(A)
Net provision movement	119	128	118	137	170
Recoveries of loans previously charged off	(13)	(10)	(3)	(21)	(18)

Total charged to income	106	118	115	116	152

(B)
Provisions for loans losses	106	118	115	116	152

The following table presents additional information with respect to the provision and allowance for loan losses for the years ended December 31, 2007, 2006, 2005, 2004 and 2003.

	Years ended December 31,
	2007 IFRS	2006 IFRS	2005 IFRS	2004 IR GAAP	2003 IR GAAP
Allowance at end of period as a percentage of total loans, less unearned income, at end of period
Specific allowance	0.41%	0.48%	0.59%	0.58%	0.68%
IBNR allowance	0.17%	0.18%	0.19%	0.42%	0.62%

	0.58%	0.66%	0.78%	1.00%	1.30%

The reduction in allowance from 0.66% to 0.58% is influenced particularly by the reduction in the Specific allowance as a percentage of loans which decreased by 0.07% in the period. This was largely due to the combined impact of an increase in total loans in the period of €24 billion (23%) when currency factors are excluded or an increase of €21 billion (19%) including the impact of currency and the addition of a number of large impaired loans with a low level of provisions required taking account of the value of collateral held by the bank. Specific allowances are allocated to individual impaired loans (see page 96 for geographic split by sector).

The IBNR allowance as a percentage of loans reduced only marginally since December 2006 reflecting:

•	Advances growth in the year of 23% (excluding currency impacts).

•	The improvement in loss histories.

	Years ended December 31,
	2007 IFRS	2006 IFRS	2005 IFRS	2004 IR GAAP	2003 IR GAAP
Provisions charged to income and net loans charged off as a percentage of average loans
Total provisions charged to income	0.09%	0.12%	0.15%	0.20%	0.31%

Net loans charged off	0.05%	0.09%	0.09%	0.22%	0.33%

Net loans charged-off 2007

Group net loans charged-off at 0.05% (€61 million) of average advances for the year to December 2007 compared with 0.09% or €86 million for 2006. The trend in provisions charged to income and net loans charged off, reflected strong credit quality and a continuation of a low point in the bad debt cycle across the markets in which we operate.

Ireland - net loans charged-off of €33 million were €10 million lower than in 2006 and reflected a significantly lower level of net-charge-offs in ROI division.

United Kingdom - net loans charged-off of €11 million were €2 million lower than 2006 reflecting a lower level of gross charge-offs as well as higher gross recoveries, mainly in Capital Markets division.

Poland - net loans charged-off at €17 million in 2007 compare with €30 million in 2006 reflecting much lower levels of gross charge-offs at €24 million compared with €36 million at 2006 and a steady level of recoveries of loans previously charged off of €7 million compared with €6 million in 2006.

Net loans charged-off 2006

Group net loans charged-off at 0.09% (€86 million) of average advances for the year to December 2006 compared with 0.09% or €69 million for 2005. The trend in provisions charged to income and net loans charged off, reflected strong credit quality and a continuation of a low point in the bad debt cycle across the markets in which we operate.

Ireland - net loans charged-off of €43 million were €3 million higher than in 2005 and reflected a significantly lower level of net charge-offs in Capital Markets division offset by higher net charge-offs in ROI division.

United Kingdom - net loans charged-off of €13 million reflected a higher level of charge-offs in Capital Markets division resulting from the sale of some problem assets.

Poland - net loans charged-off at €30 million in 2006 reflected a significant increase in the level of gross charge-offs at €36 million mainly relating to older impaired loans and a higher level of recoveries of loans previously charged off €6 million compared with €14 million and zero respectively in 2005.

The following table presents an analysis of AIB Group’s loans charged off and recoveries of previously charged off loans for the years ended December 31, 2007, 2006, 2005, 2004 and 2003.

Analysis of loans charged off

		Years ended December 31,
		Loans charged off					Recoveries of loans previously charged off
		2007	2006	2005	2004	2003	2007	2006	2005	2004	2003
		(Euro in millions)
	IRELAND
	Agriculture	1.4	2.0	3.8	4.5	2.8	—	—	0.2	2.5	1.8
	Energy	—	—	—	3.2	10.8	—	—	0.1	—	—
	Manufacturing	1.7	3.0	1.8	7.8	3.8	—	—	0.3	0.6	0.2
	Construction and property	5.1	3.5	1.4	4.4	2.5	—	—	0.2	1.2	1.2
	Distribution	3.8	6.8	2.7	5.4	3.6	—	—	0.2	1.8	0.6
	Transport	0.8	0.8	0.5	1.3	1.2	—	—	—	0.4	0.1
	Financial	0.1	0.1	2.1	0.1	0.5	0.9	—	—	0.1	1.7
	Services	2.8	3.2	9.5	6.8	4.7	—	0.1	0.2	2.5	2.9
Personal	- Residential mortgages	0.9	1.0	0.1	2.4	1.3	—	0.1	0.1	1.4	—
	- Overdraft/installment	16.2	21.0	16.3	25.6	31.0	2.1	2.3	0.8	7.1	4.3
	Lease financing	3.7	4.0	4.4	4.5	2.7	0.6	0.3	0.3	0.2	0.2

		36.5	45.4	42.6	66.0	64.9	3.6	2.8	2.4	17.8	13.0

	UNITED KINGDOM
	Agriculture	0.1	—	—	0.1	—	—	—	—	—	—
	Energy	—	—	—	—	—	0.1	—	—	—	—
	Manufacturing	1.0	8.1	1.1	9.4	0.5	0.8	—	—	0.1	0.2
	Construction and property	0.6	0.1	0.3	0.2	0.8	0.2	0.1	0.1	0.3	0.3
	Distribution	1.1	1.8	0.9	2.7	0.8	0.2	0.3	0.1	0.7	0.2
	Transport	0.2	—	0.1	0.2	0.1	—	—	—	0.1	—
	Financial	0.2	0.8	—	0.1	—	—	—	—	—	—
	Services	6.6	0.4	1.1	11.1	18.4	0.1	0.1	0.1	0.4	0.3
Personal	- Residential mortgages	—	—	0.2	0.1	0.1	—	—	—	—	—
	- Overdraft/installment	3.2	3.1	9.2	3.9	4.6	0.3	0.4	0.6	1.1	0.7

		13.0	14.3	12.9	27.8	25.3	1.7	0.9	0.9	2.7	1.7

	UNITED STATES OF AMERICA
	Manufacturing	0.3	—	—	—	—	—	—	—	—	—
	Commercial	—	0.4	2.4	—	18.9	—	—	—	—	1.5
	Residential mortgages	—	—	—	—	0.3	—	—	—	—	—
	Retail	—	—	—	—	4.1	—	—	—	—	1.7

		0.3	0.4	2.4	—	23.3	—	—	—	—	3.2

	POLAND	24.2	35.8	13.9	57.5	68.8	7.3	5.9	—	—	—

	REST OF THE WORLD	—	0.1	—	—	—	—	—	—	—	—

	TOTAL	74.0	96.0	71.8	151.3	182.3	12.6	9.6	3.3	20.5	17.9

The following table presents an analysis of AIB Group’s allowance for loan losses at December 31, 2007, 2006, 2005, 2004 and 2003.

Analysis of allowance for loan losses

		December 31,
		2007 IFRS	2006 IFRS	2005 IFRS	2004 IR GAAP	2003 IR GAAP
		(Euro in millions)
	IRELAND
	Agriculture	16	14	15	7	8
	Energy	3	4	4	8	12
	Manufacturing	11	15	15	11	13
	Construction and property	54	31	17	10	5
	Distribution	48	29	33	13	7
	Transport	8	6	7	5	5
	Financial	1	1	1	1	1
	Services	22	19	24	20	18
Personal	- Residential mortgages	12	11	8	4	4
	- Overdraft/installment	97	87	72	47	50
	Lease financing	12	10	13	18	20

		284	227	209	144	143

	UNITED KINGDOM
	Agriculture	1	1	2	1	2
	Manufacturing	36	42	33	15	14
	Construction and property	24	21	9	6	3
	Distribution	20	14	21	17	8
	Transport	2	25	2	2	1
	Financial	1	2	2	2	2
	Services	16	24	42	34	11
Personal	- Residential mortgages	3	2	2	1	1
	- Overdraft/installment	15	17	16	5	7

		118	148	129	83	49

	UNITED STATES OF AMERICA
	Manufacturing	—	—	5	1	—

		—	—	5	1	—

	POLAND
	Other services	98	120	140	122	120
	Personal	22	23	24	26	30
	Lease financing	4	—	5	7	5

		124	143	169	155	155

	REST OF THE WORLD	—	—	2	—	1

	TOTAL SPECIFIC ALLOWANCE	526	518	514	383	348

	TOTAL IBNR ALLOWANCE	218	189	162	277	316

	TOTAL ALLOWANCE	744	707	676_	660	664

	Amounts include:
	Loans and advances to banks	2	2	2	2	2
	Loans and advances to customers	742	705	674	658	662

		744	707	676	660	664

Risk elements in lending

AIB Group makes provisions for loan losses in accordance with the method described under “Provision and allowance for loan losses”. Outside of the US, its loan control and review procedures generally do not include the classification of loans as non-accrual, accruing past due, restructured and potential problem loans, as defined by the SEC. Management has, however, set out below the amount of loans, without giving effect to available security and before deduction of provisions, which would have been so classified had the SEC’s classification been used:

	December 31,
	2007 IFRS	2006 IFRS	2005 IFRS	2004 IR GAAP	2003 IR GAAP
Loans accounted for on non-accrual basis(1)
Ireland	531	396	347	276	264
United Kingdom	331	304	246	183	111
United States of America	—	1	5	2	—
Poland	187	232	262	298	332
Rest of the World	—	—	8	—	—

	1,049	933	868	759	707

Accruing loans(2) which are contractually past due 90 days or more as to principal or interest
Ireland	48	142	124	100	95
United Kingdom	46	73	61	21	18
Poland	13	—	—	—	—

	107	215	185	121	113

Restructured loans not included above(3)	—	—	—	—	—

Other real estate and other assets owned	—	—	—	—	—

(1)

Total interest income that would have been recorded during the year ended December 31, 2007 had interest on gross impaired loans been included in income amounted to €60 million (2006: €47 million; 2005: €46 million; 2004: €31 million; 2003: €36 million) - €27 million for Ireland, €18 million for the United Kingdom and €15 million for Poland. Of the total figure of €60 million above, €21 million (2006: €25 million; 2005: €19 million; 2004: €19 million; 2003: €21 million) was included in income for the year ended December 31, 2007 for interest on impaired loans (net of provisions).

(2)	Accruing loans contractually past due for 90 days or more as at December 31, 2006, 2005, 2004 and 2003 exclude overdrafts, bridging loans and cases with expired limits.
(3)	Outside of the United States, AIB Group does not normally renegotiate doubtful loans at concessionary rates of interest.

AIB Group generally expects that loans where known information about possible credit problems causes management to have serious doubt as to the ability of borrowers to comply with loan repayment terms would be included under its definition of impaired loans and would therefore have been reported in the above table.

In AIB Group, loans are typically reported as impaired when interest thereon is 90 days or more past due or where a provision exists in anticipation of loss, except: (i) where there is sufficient evidence that repayment in full, including all interest up to the time of repayment (including costs) will be made within a reasonable and identifiable time period, either from realization of security, refinancing commitment or other sources; or (ii) where there is independent evidence that the balance due, including interest, is adequately secured. Upon impairment the accrual of interest income based on the original terms of the claim is discontinued but the increase of the present value of impaired claims due to the passage of time is reported as interest income.

The following table presents an analysis of AIB Group’s loans which are accounted for on an impaired basis at December 31, 2007, 2006, 2005, 2004 and 2003.

		December 31,
		2007 IFRS	2006 IFRS	2005 IFRS	2004 IR GAAP	2003 IR GAAP
		(Euro in millions)
	IRELAND
	Agriculture	23	21	23	15	21
	Energy	3	4	5	11	25
	Manufacturing	17	26	23	21	18
	Construction and property	125	51	29	20	12
	Distribution	109	99	61	52	28
	Transport	12	11	11	10	10
	Financial	2	2	2	1	2
	Services	36	25	41	37	33
Personal	- Residential mortgages	53	42	37	26	19
	- Overdraft/installment	135	101	98	63	74
	Lease financing	16	14	17	20	22

		531	396	347	276	264

	UNITED KINGDOM
	Agriculture	1	2	3	1	2
	Manufacturing	43	54	41	26	24
	Construction and property	108	71	24	17	9
	Distribution	51	29	61	43	23
	Transport	6	53	4	4	2
	Financial	3	3	4	5	3
	Services	50	42	73	70	32
Personal	- Residential mortgages	34	24	13	7	6
	- Overdraft/installment	35	26	23	10	10

		331	304	246	183	111

	UNITED STATES OF AMERICA
	Manufacturing	—	1	5	2	—

		—	1	5	2	—

	POLAND
	Agriculture	47	47	47	46	19
	Energy	—	3	2	—	—
	Manufacturing	31	40	67	67	98
	Construction and property	32	48	22	45	45
	Distribution	29	41	64	72	85
	Transport	2	3	4	10	5
	Financial	1	1	2	2	5
	Services	7	10	13	12	21
Personal	- Residential mortgages	11	13	14	13	18
	- Overdraft/installment	19	19	19	21	28
	Lease financing	8	7	8	10	8

		187	232	262	298	332

	REST OF THE WORLD	—	—	8	—	—

	TOTAL	1,049	933	868	759	707

Impaired Loans

Group impaired loans increased by €116 million between December 31, 2006 and December 31, 2007 but as a percentage of advances decreased to 0.8% from 0.9%.

In Ireland, impaired loans increased by €135 million during the year to December 31, 2007 and as a percentage of advances have remained at 0.6%. Impaired loans in the ROI division increased by €145 million largely in the Construction & Property and Personal-overdraft/installment, offset by a decrease in the Capital Markets division of €10 million where two large cases, in the Manufacturing sector, were resolved during the year.

In the United Kingdom, impaired loans increased by €27 million to €331 million. In Capital Markets division impaired loans decreased by €43 million (€34 million net of currency exchange rate movements) due to the refinance of one large case in the Transport sector and an increase of €16 million in the Distribution sector. In the UK division impaired loans increased by €69 million in the period largely in the Construction & Property and Service sectors.

In Poland there has been a decrease of €45 million (€60 million net of currency exchange rate movements) in impaired loans in the year to December 31, 2007 primarily, in the Manufacturing, Construction & Property and Distribution sectors. Impaired loans have reduced as a percentage of advances from 4.9% at December 31, 2006 to 2.8% at December 31, 2007.

In the United States, impaired loans decreased by €1 million to zero.

In Rest of the World, impaired loans remained at zero for the year to December 2007.

The classification of a loan as impaired does not necessarily indicate that the principal amount of the loan is uncollectible in whole or in part. As described above under “Provision and allowance for loan losses” on page 92, the provision made in respect of a particular loan is calculated net of the present value of future cash flows arising from any realizable security value and other identifiable repayment sources, while the full principal amount of the loan is reflected as impaired before any deduction for provisions, security values or other elements of loans that may be partially recoverable.

The allowance for loan losses as a percentage of impaired loans decreased from 76% as at December 2006 to 71% as at December 31, 2007 and is largely due to a reduction in the specific provision set aside to cover identified impaired loans, which is down from 55% at December 2006 to 50%, influenced by the type and mix of impaired loans and value of collateral held.

In accordance with AIB Group’s provisioning policy for loan losses, it is considered that appropriate provisions for the above losses have been made. See “Provision and allowance for loan losses” on page 92.

Market risk«

Market risk is defined as the risk to the Group’s earnings and stockholder value resulting from adverse movements in the level or volatility of market prices of debt instruments, equities and currencies.

The market risk associated with the Group’s trading activities is predominantly the result of the facilitation of client business and running proprietary positions in debt instruments, foreign exchange and equity products. In addition, the Group assumes market risk as a result of its group-wide balance sheet and capital management responsibilities. The management of the Group’s market risk activities is predominantly centralized in the Capital Markets division, specifically within Global Treasury, as the only business unit mandated to conduct proprietary trading with the wholesale markets. The Group’s brokerage businesses are mandated to take moderate market risk.

Risk identification and assessment«

Independent risk functions exist within each trading business and are tasked with capturing all material sources of market risk within the trading portfolios. In addition to the standard risk factors, consideration is also given to credit spreads, liquidity issues, non-linearity and risk concentrations. A ‘New Products’ protocol complements this process by acting as a gateway to the trading portfolio. An integral element of the process is the ongoing dialogue between dealers and risk analysts, in both formal and informal settings.

In quantifying the portfolio’s market risk profile, the Group’s risk measurement systems are configured to address all material risk drivers, including price dynamics, volatilities and correlation behaviour. The Group’s core risk measurement methodology is based on a variance co-variance application of the industry standard Value at Risk (“VaR”) technique that incorporates the portfolio diversification effect within each standard risk factor (interest rate, foreign exchange or equity, as applicable). The resulting VaR figures, calculated at the close of business each day, are an estimate of the probable maximum loss in fair value over a one month holding period that would arise from a ‘worst case’ movement in market rates. This ‘worst case’ is derived from an historical observation of weekly price volatility over a period of three years, raised to a 99% statistical confidence level. Instruments with significant embedded or explicit option characteristics receive special attention, including Monte Carlo simulation and a full analysis of option sensitivities.

Although an important measure of risk, VaR has limitations as a result of its use of historical data, assumed distribution, holding periods and frequency of calculation. Furthermore, the use of confidence intervals does not convey any information about potential loss when the confidence level is exceeded. The Group recognizes these limitations and supplements its use of VaR with a variety of other techniques, including sensitivity analysis, interest rate gaps by time period, and daily open foreign exchange and equity positions. Stress-testing and scenario analysis are employed on an ongoing basis to gauge the Group’s vulnerability to loss under stressful market conditions.

«	Forms an integral part of the audited financial statements

Risk management and mitigation«

In managing and overseeing market risk, the Group makes a distinction between its trading and non-trading activities.

Trading occurs when front line management exercises its discretion, subject to allocated market risk limits, to increase, hold, hedge or exit the market risk inherent in a given position. The interest rate trading book includes all securities and interest rate derivatives that are held for trading purposes in Global Treasury. These are revalued daily at market prices (marked to market) and any changes in value are immediately recognized in income. The Market Risk Committee is responsible for the oversight of these activities. From a regulatory perspective, not all the risk positions within the Global Treasury portfolio meet the criteria for inclusion in the regulatory-defined ‘Trading book’. However, the Group has chosen to subject all of Global Treasury’s wholesale positions to the rigour of the market risk management framework.

Non-trading refers to all other positions that are structural in nature. The Group’s non-trading book consists of its retail and corporate deposit books, Global Treasury’s cash books and the Group’s investment portfolios and derivatives hedging interest rate risk, within these portfolios. The Group ALCo is responsible for the oversight of these activities and the appropriate strategies for measuring and hedging these risks. From a regulatory perspective, these positions are recorded in the ‘Banking book’.

Market risk management in the Group has a number of inter-related components. As a management process, it is actively administered on the basis of clearly delegated authorities that reflect the appropriate segregation of duty, fit for purpose trading environments with enabling technology, and competent personnel with relevant skill and experience. Credit risk issues inherent in the market risk portfolios are subject to the credit risk framework that is described in Credit risk.

A comprehensive suite of policies and standards clarifies roles and responsibilities, and provides for effective risk assessment, measurement, monitoring and review of trading positions. In addition, capital attribution, performance measurement and staff incentivisation reflect consistent risk adjusted measures.

Market risk management aligns with trading business strategy through the articulation of an annual risk strategy and appetite statement. Market risk appetite addresses the question of how much and what type of market risk is acceptable to the Group and is consistent with its overall business strategy. Market risk is managed both in terms of its potential economic and accounting impacts.

•	Economic perspective: the Group uses VaR limits to control the impact of market risk activities on Tier 1 capital (the Group employs a matrix of such limits across the trading businesses);

•

Accounting perspective: the Group uses an Earnings at Risk (“EaR”) limit to control the income statement impact of capital erosion by defining the maximum tolerance for recognizing losses in a given reporting period. Stop loss mechanisms at the trader level form part of this process.

Risk monitoring & reporting«

Quantitative and qualitative information is used at all levels of the organization, up to and including the Board, to identify, assess and respond to market risk. The actual format and frequency of risk disclosure depends on the audience and purpose which ranges from transaction-level control and activity reporting to enterprise-level risk profiles. For example, front office and risk functions receive the full range of daily control and activity, valuation, sensitivity and risk measurement reports, while the Board receives a monthly market risk commentary and summary risk profile. The tables on the following page show the market risk profile of the Group at the end of 2007 and 2006, measured in terms of VaR for each standard risk type. For interest rate risk positions, the table also differentiates between those positions that are accounted for on a mark to market (“MTM”) basis and those that are not. For internal reporting, AIB employs a 99% confidence interval and a 1-month holding period, though the figures have also been scaled to a 1-day holding period for reference purposes. The Trading Book exposures in Global Treasury are included in the ‘MTM portfolio’ column and the Banking Book exposures in Global Treasury are included in the ‘Other portfolio’ column.

The average VaR exposures in 2007 changed modestly from the average VaR exposures reported for 2006. There was a gradual reduction in the size of open positions during 2007 which reflected the impact of the stronger euro, time decay of existing positions and a more cautious stance towards incremental risk-taking in the second half of the year arising from the turmoil in the global capital markets. In VaR terms, increased volatility would have partly offset the impact of these dampening effects, so as to leave the overall VaR position relatively unchanged from the levels prevailing in 2006.

«	Forms an integral part of the audited financial statements

	VaR (MTM portfolio)		VaR (Other portfolio)
	(Euro in millions)		(Euro in millions)
	2007	2006	2007	2006
Interest rate risk«
1 month holding period:
Average	9.3	10.7	43.8	40.6
High	12.0	15.6	49.9	48.9
Low	6.2	7.6	38.6	30.2
December 31	7.6	9.4	38.6	46.9

1 day holding period:
Average	2.0	2.3	9.3	8.7
High	2.6	3.3	10.6	10.4
Low	1.3	1.6	8.2	6.4
December 31	1.6	2.0	8.2	10.0

	VaR (MTM portfolio)
	2007	2006
	(Euro in millions)
Foreign exchange rate risk-trading«
1 month holding period:
Average	1.5	1.4
High	3.0	2.5
Low	1.0	0.7
December 31	1.0	0.9

1 day holding period:
Average	0.3	0.3
High	0.6	0.5
Low	0.2	0.1
December 31	0.2	0.2

	VaR (MTM portfolio)
	2007	2006
	(Euro in millions)
Equity risk«
1 month holding period:
Average	14.9	14.0
High	24.1	20.0
Low	7.3	13.0
December 31	8.0	14.2

1 day holding period:
Average	3.2	3.0
High	5.1	4.3
Low	1.6	1.7
December 31	1.7	3.0

Non-trading interest rate risk«

Non-trading interest rate risk is defined as the Group’s sensitivity to earnings volatility in its non-trading activity arising from movements in interest rates. This is referred to as interest rate risk in the banking book. It reflects a combination of non-trading treasury activity and interest rate risk arising in the retail, commercial and corporate operations. AIB’s treasury activity includes its money market business and management of internal funds flows with the Group’s businesses. These treasury transactions are also captured under the market risk VaR assessment measure. Non-trading interest rate risk in retail, commercial and corporate banking activities can arise from a variety of sources, including where those assets and liabilities and off-balance sheet instruments have different repricing dates.

Risk identification and assessment«

Banking book interest rate risk is calculated in each business unit on the basis of establishing the repricing behaviour of each asset, liability and off-balance sheet product. For some products the actual interest repricing characteristics differ from the contractual repricing. In these cases the repricing maturity is determined by the market interest rates that most closely fit the behaviour of the product interest rate. For non-interest bearing current accounts, the repricing maturity is determined by the stability of the portfolio. The assumptions behind these repricing maturities and the stability levels of portfolios are reviewed annually by the relevant divisional asset and liability committees. The risks from these exposures are managed through a series of VaR, basis point sensitivity and earnings at risk measures. The table shows the sensitivity of the Group’s banking book to a hypothetical immediate and sustained 100 basis point (“bp”) movement in interest rates on January 1, 2008 and its impact on net interest income over a twelve month period.

«	Forms an integral part of the audited financial statements.

The analysis is subject to certain simplifying assumptions including but not limited to: all rates of all maturities move simultaneously by the same amount; all positions on wholesale books run to maturity; and there is no management action in response to movements in interest rates, in particular no changes in product margins.

In practice, positions in both retail and wholesale books are actively managed and the actual impact on interest income will be different to the model.

Sensitivity of projected net interest income to interest rate movements:

2007
(Euro in millions)
As at December 31, 2007
+ 100 basis point parallel move in all interest rates	(69)
- 100 basis point parallel move in all interest rates	66

Risk management and mitigation«

As a core risk management principle, the Group requires that all material interest rate risk is transferred to Global Treasury. This transferred banking book risk is managed as part of Global Treasury’s overall interest rate risk position. The Group manages structural interest rate risk volatility by maintaining a portfolio of instruments with interest rates fixed for several years. The size and maturity of this portfolio is determined by characteristics of the interest-free or fixed-rate liabilities or assets and, in the case of equity, an assumed average maturity.

Risk monitoring and reporting«

Group ALCo monitors the Group’s banking book interest rate risk and has oversight responsibility for non-treasury banking book risk. Treasury banking book risk is overseen by the Market Risk Committee. Group ALCo meets on a monthly basis and receives standing reports on the Group’s asset and liability risk profile. It monitors positions against these limits on a monthly basis. The Board reviews and approves relevant policies and limits.

Structural foreign exchange risk«

Structural foreign exchange rate risk arises from the Group’s non-trading net asset position in foreign currencies. This arises almost entirely from the Group’s net investments in its sterling, US dollar and Polish zloty-based subsidiaries and associates.

Risk identification and assessment«

The Group prepares its consolidated balance sheet in euro. Accordingly, the consolidated balance sheet is affected by movements in the exchange rates between these currencies and the euro. Because of the Group’s diversified international operations, the currency profile of its capital may not necessarily match that of its assets and risk-weighted assets. These positions are not actively hedged, although some mitigation of euro/sterling and euro/zloty positions arises from the Group’s capital structure.

At December 31, 2007 and 2006, the Group’s structural foreign exchange position against the euro is set out in the table below. The Group also has a structural exposure to foreign exchange risk arising from its share of earnings from overseas subsidiaries and associates. Group ALCo sets the framework for and reviews the management of these activities. Open positions are reported as differences between expected earnings in the current year and the value of hedges in place.

	2007	2006
	(Euro in millions)
US dollar	1,471	1,516
Sterling	1,727	1,257
Polish zloty	676	511
	3,874	3,284

Risk management and mitigation«

The Group’s structural foreign exchange hedging activity is overseen by the Hedging Committee, a sub-committee of the Group ALCo. The objective of the Group’s hedging policy is to manage the Group’s foreign currency earnings within tolerance levels based on the budget for the forthcoming year, making use of other natural hedges within the Group’s balance sheet where these are available.

Risk monitoring and reporting«

Group ALCo monitors the Group’s structural foreign exchange risks. It meets on a monthly basis and receives standing reports on the Group’s asset and liability risk profile including structural foreign exchange risk. The Board reviews and approves relevant policies and limits.

«	Forms an integral part of the audited financial statements.

Liquidity risk«

The objective of liquidity management is to ensure that, at all times, the Group holds sufficient funds to meet its contracted and contingent commitments to customers and counterparties, at an economic price.

Risk identification and assessment«

Liquidity risk is assessed by modelling the net cash outflows of the Group over a series of maturity bands. Behavioural assumptions are applied to those liabilities whose contractual repayment dates are not reflective of their inherent stability. These net cash outflows are compared against the Group’s stock of liquid assets to consider, within each maturity band, the adequacy of the Group’s liquidity position.

Risk management and mitigation«

The objective of the Group’s liquidity management policy is to ensure that the Group can at all times meet its obligations as they fall due at an economic price. The Group achieves this in a number of ways. Firstly, through the active management of its liability maturity profile, it ensures a balanced spread of repayment obligations with a key focus on 0-7 day and 8-31 day time periods. Secondly, the Group maintains a stock of high quality liquid assets to meet its obligations as they fall due. Discounts are applied to these assets based upon their cash-equivalence and price sensitivity. The Group’s stock of liquid assets is maintained at a level considered sufficient to meet the withdrawal of deposits or calls on commitments in both normal and abnormal trading conditions. In all cases, net outflows are monitored on a daily basis and the required minimum stock of liquid assets can be increased if these outflows exceed predetermined target levels. Finally, the Group maintains a diversified funding base across all segments of the markets in which it operates.

The Group’s strong retail franchise and accompanying retail deposit base in Ireland, UK and Poland provides the Group with a stable and predictable source of funds. Although a significant element of these retail deposits are contractually repayable on demand or at short notice, the Group’s substantial customer base and geographic spread generally ensures that these current and deposit accounts represent a stable and predictable source of funds.

Global Treasury, through its Wholesale Treasury Operations manages, on a global basis, the liquidity and funding requirements of the Group. Euro, sterling, US dollar and Polish zloty represent the most important currencies to the Group from a funding and liquidity perspective. Global Treasury is active in the wholesale funding markets including the interbank and commercial deposit market. This is supplemented by commercial paper, certificate of deposit, medium term note and covered bond programmes which serve to further diversify the Group’s sources of funding.

The Group’s debt ratings are as follows: Moody’s long-term “Aa2” and short-term “P-1”; Fitch long-term “AA-” and “F1+” short-term; Standard and Poors long-term single “A+”and “A -1” short-term.

The Group’s liquidity management policy ensures that it has sufficient liquidity to meet its current requirements. In addition, it operates a funding strategy designed to anticipate additional funding requirements based upon projected asset growth. The Group undertakes liquidity stress testing and contingency planning to deal with unforeseen events.

The Group’s approach to liquidity management complies with the Financial Regulator’s revised “Requirements for the Management of Liquidity Risk”, introduced in July 2007.

Risk monitoring and reporting«

The liquidity position of AIB is measured and monitored daily within Global Treasury. The daily liquidity report shows the Group’s principal operating currencies of euro, sterling, dollar and zloty. Group ALCo receive monthly reports on the liquidity and funding position of the Group. Further information on liquidity risk can be found in note 61 to the financial statements.

Operational risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. It includes legal risk, but excludes strategic and reputational risk. In essence, operational risk is a broad canvas of individual risk types which include information technology and business continuity risk, internal and external fraud risk and fiduciary and legal risk.

Risk identification and assessment

Consistent with good industry practice, the Group has adopted Risk and Control Self-Assessment (“self-assessment”) as a core process in the identification and assessment of operational risk across the enterprise. The process has three primary objectives:

•	To ensure that key operational risks are identified, evaluated, monitored and managed;

•	To inform senior management of the range and magnitude of operational risks faced and managed by the business as they work to meet their objectives; and

•	To positively influence line management behaviour by highlighting operational risks and, in particular, assisting the prioritization of the risks for management action.

The self-assessment process is a key ‘bottom-up’ process designed to identify and evaluate risks and their controls, to determine whether the controls are adequate, and where not, to identify and put remedial action in place. This enables managers to proactively rather than reactively address issues, thus reducing the incidence of errors and operational problems.

Self-assessments are completed at a suitable level of disaggregation in the divisions and are regularly reviewed and updated.

«	Forms an integral part of the audited financial statements.

The process is designed to ensure the completeness and robustness of each business unit’s self-assessment, and that appropriate attention is given to more significant risks. Key assurance processes include but are not limited to:

•

Quarterly reviews/updates to self-assessments by the head of the business unit or sub-unit arising from changes in the business unit risk profile including control failures identified in operational risk incidents;

•

The outputs from these regular reviews (with particular emphasis on material/significant risks) act as an important source for informing discussions at divisional management team/Boards and at divisional ORMCo meetings. They also act as an input to the semi-annual divisional and enterprise-wide risk review process; and

•	Work to identify and develop appropriate risk indicators, trends and other associated metrics for the monitoring and reporting of key business unit risks to senior management.

Risk management and mitigation

Each business area is primarily responsible for managing its own operational risks. Group policies apply across the enterprise and set out the minimum standards that must be implemented by all businesses. An overarching Group Operational Risk Management (“ORM”) policy is in place, which has established an effective and consistent approach to ORM. In addition, practical guidance is provided to support line management in addressing operational risk within their business areas. The Group ORM policy is also supported by a range of specific policies addressing issues such as new product and initiative approval, information security, and business continuity management.

An important element of the Group’s operational risk management framework is the ongoing monitoring through self-assessment of risks, control deficiencies and weaknesses, the tracking of incidents and loss events and the use of a structured ‘lessons learned’ process to ensure that, once identified, control deficiencies are communicated and remedied across the Group. The role of Group ORMCo is to review and coordinate operational risk management activities across the Group through setting policy, monitoring compliance and promoting best practice disciplines. The Group’s Internal Control Framework is extensive and consists of the key components described above. The Group takes an end-to-end approach to internal controls in order to make sure that all components, taken together, deliver the control objectives of key risk management processes.

In addition, an insurance programme is in place to cover a number of risk events which would fall under the operational risk umbrella. These include financial lines policies (Comprehensive crime/Computer crime; Professional indemnity/Civil liability; Employment practices liability; Directors and officers liability) and a suite of general insurance policies to cover such things as property and business interruption, terrorism, combined liability and personal accident.

Risk monitoring and reporting

The primary objective of the operational risk management reporting and control process within the Group is to provide timely, pertinent operational risk information to the appropriate management level so as to enable appropriate corrective action to be taken and to resolve material incidents which have already occurred. A secondary objective is to provide a trend analysis on operational risk and incident data for the Group. The reporting of operational incidents and near misses, trend data, key risk indicators and outstanding audit issues at Group ORMCo and the RMC supports these two objectives. In addition, the Board receives summary information on significant operational incidents and near misses on a monthly basis.

Regulatory compliance risk

Regulatory compliance risk is defined as the risk of regulatory sanctions, material financial loss or loss to reputation which the Group may suffer as a result of failure to comply with all applicable laws, regulations, rules, related self regulatory organization standards, and codes of conduct applicable to its activities.

Risk identification and assessment

The scope of the Regulatory Compliance function relates to ‘conduct of business’ compliance obligations, including anti-money laundering and regulation on privacy and data protection. The identification, interpretation and communication roles relating to other legal and regulatory obligations has been assigned to functions with specialist knowledge in those areas. For example, employment law is assigned to Human Resources, taxation law to Group Taxation and prudential regulation to the Finance and Risk functions.

Regulatory Compliance undertakes a six-monthly assessment of the key compliance risks at divisional and enterprise level. The significance of compliance risks, their potential impact on the business and the effectiveness of management controls to mitigate these risks are assessed. The need for new or incremental mitigants is also identified. The review also anticipates upstream risks in the form of new regulations and other market or regulatory developments.

The divisional risks are discussed and agreed at divisional management boards. These are collated and processed by Regulatory Compliance into an overall enterprise-wide review of compliance risks. The Regulatory Compliance function supports and validates this approach by operating a risk framework model that is used in collaboration with business units to identify, assess and manage key compliance risks at business unit level. These risks are incorporated into the Operational Risk Self Assessment Risk Templates (“SARTs”) for the relevant business unit.

Risk management and mitigation

The Board, operating through the Audit Committee, has approved the Group’s compliance policy and the mandate for the Regulatory Compliance function. The Audit Committee reviews the Group’s key compliance risks on a six monthly basis to assess the extent to which they are being managed effectively.

Management are responsible for ensuring that the Group complies with its regulatory responsibilities. GEC’s responsibilities in respect of compliance include the establishment and maintenance of the framework for internal controls and the control environment in which compliance policy operates thereby ensuring that Regulatory Compliance is suitably independent from business activities and that it is adequately resourced.

The Regulatory Compliance function is specifically responsible for:

•	Independently identifying, assessing and monitoring compliance risks faced by the Group;

•

Advising and reporting to the RMC, divisional boards and the Board of Directors (through the Audit Committee) on the effectiveness of the processes established to ensure compliance with laws and regulations within its scope;

•	Providing advice and guidance to management and staff on compliance risks within its scope and on appropriate policies and procedures to mitigate these risks; and

•

Providing a monitoring capability for ‘non-conduct of business’ compliance risks in areas of taxation law, company law, employment law, environmental law, and health and safety law on a risk prioritized basis.

Regulatory Compliance is an enterprise-wide function headed by the Group General Manager, Regulatory Compliance who reports functionally to the Group Finance Director, and independently to the Chairman of the Audit Committee. The primary role of the Regulatory Compliance function is to provide direction and advice to enable management to discharge its responsibility for managing the Group’s compliance risks.

The Group General Manager, Regulatory Compliance attends the Audit Committee and reports quarterly on the management of compliance risk across the enterprise. Significant matters arising outside of these reporting periods are reported to the GEC, RMC and Audit Committee as necessary. A half-yearly review of compliance risks is presented to the Audit Committee.

Regulatory Compliance is also mandated to conduct investigations of possible breaches of compliance policy and to appoint outside legal counsel or other specialist external resources to perform this task if appropriate.

The principal compliance risk mitigants are risk identification, assessment, measurement and the establishment of suitable controls at business level. In addition, the Group has insurance policies that cover a number of risk events which fall under the regulatory compliance umbrella.

Risk monitoring and reporting

Regulatory Compliance undertakes risk-based monitoring of compliance with relevant policies, procedures and regulatory obligations. Dedicated monitoring teams are in place in the retail divisions, with monitoring in Capital Markets division being undertaken by business unit compliance officers.

Risk prioritized annual compliance monitoring plans are prepared based on the risk assessment process. Monitoring is undertaken both on a business unit and a process basis. The annual monitoring plan is reviewed regularly, and updated to reflect, interalia, changes in the risk profile from emerging risks, changes in risk assessments and new regulatory ‘hotspots’. Issues emerging from compliance monitoring are escalated for management attention, and action plans and implementation dates are agreed. The implementation of these action plans is monitored by Regulatory Compliance.

Pension risk

Pension risk is the risk that the funding position of the Group’s defined benefit plans would deteriorate to such an extent that the Group would be required to make additional contributions to cover its pension obligations towards current and former employees. Pension risk includes market risk, investment risk and actuarial risk. The Group maintains a number of defined benefit pension plans for past and current employees, further details of which are included in note 14 to the financial statements. The ability of the pension funds to meet the projected pension payments is maintained through the diversification of the investment portfolio across geographies and across a wide range of assets including equities, bonds and property. Market risk arises because the estimated market value of the pension fund assets might decline or their investment returns might reduce. Actuarial risk is the risk that the estimated value of the pension liabilities might increase. In these circumstances, the Group could be required, or might choose, to make extra contributions to the pension fund.

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

Cross-border outstandings exceeding 1% of total assets are shown in the following table.

	As % of total assets(1)	Total	Banks and other financial institutions	Government and official institutions	Commercial industrial and other private sector
	(Euro in millions)
December 31, 2007
United Kingdom	3.5%	6,211	2,126	1,118	2,967
United States	4.8%	8,443	829	1,410	6,204
Germany	2.1%	3,763	2,565	889	309
France	2.1%	3,705	2,410	793	502
Spain	2.9%	5,173	2,569	264	2,340
Australia	1.2%	2,135	955	—	1,180
December 31, 2006
United Kingdom	4.8%	7,635	3,046	878	3,711
United States	4.9%	7,681	669	1,763	5,249
Germany	2.7%	4,327	2,912	1,180	235
France	2.0%	3,127	2,371	363	393
Spain	2.3%	3,683	2,155	267	1,261
Australia	1.0%	1,565	712	—	853
Italy	1.1%	1,761	688	604	469
December 31, 2005
United Kingdom	5.5%	7,312	2,753	958	3,601
United States	5.1%	6,814	891	1,007	4,916
Germany	2.6%	3,507	1,813	1,313	381
France	2.5%	3,361	2,347	561	453
Spain	2.1%	2,803	1,665	272	866
Netherlands	1.3%	1,736	862	352	522
Australia	1.3%	1,684	662	—	1,022
Italy	1.0%	1,378	338	761	279
Sweden	1.0%	1,326	696	568	62
December 31, 2004
United Kingdom	8.3%	8,476	1,718	725	6,033
United States	3.9%	3,990	660	1,141	2,189
Germany	2.9%	2,964	1,947	807	210
France	2.1%	2,098	1,224	360	514
Spain	2.0%	2,000	1,160	283	557
Netherlands	1.4%	1,381	648	233	500
Italy	1.3%	1,304	211	724	369
Australia	1.2%	1,205	536	—	669
December 31, 2003
United Kingdom	6.1%	4,962	1,852	548	2,562
United States	3.6%	2,896	342	686	1,868
Germany	2.6%	2,122	1,466	488	168
Spain	1.7%	1,356	352	255	749
Netherlands	1.6%	1,298	556	87	655
Italy	1.4%	1,136	158	691	287
Poland	1.3%	1,035	61	87	887
Australia	1.1%	854	346	—	508

(1)

Assets, consisting of total assets as reported in the consolidated balance sheet and acceptances, totalled €177,862 million at December 31, 2007 (2006: €158,526 million; 2005: €133,214 million; 2004: €102,254 million; 2003: €80,972 million).

At December 31, 2007 cross-border outstandings to borrowers in Italy amounted to 0.87%, to borrowers in Netherlands amounted to 0.84% and to borrowers in Sweden amounted to 0.62%.

PART II

Item 13.	Defaults, dividend arrearages and delinquencies

(a) None

(b) None

Item 14.	Material modifications to the rights of security holders and use of proceeds

(a) None

(b) None

(c) Not applicable

(d) No changes

(e) Not applicable

Item 15.	Controls and procedures

(a) Evaluation of disclosure controls and procedures

As of December 31, 2007, the Group carried out an evaluation under the supervision of and with the participation of the Group’s management, including the Group Chief Executive and the Group Finance Director, of the effectiveness of the design and operation of the Group’s disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of the Group’s evaluation, the Group Chief Executive and the Group Finance Director concluded that the disclosure controls and procedures are effective in all material respects to ensure that information required to be disclosed in the reports the Group files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required.

(b) Management’s report on internal control over financial reporting

The management of AIB Group is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). AIB Group’s internal control system was designed to provide reasonable assurance to the Company’s management and Board of Directors regarding the preparation and fair presentation of published financial statements in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”) and subsequently adopted by the EU. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management’s authorization, assets are safeguarded, and financial records are reliable. Management also takes steps to ensure that information and communication flows are effective, and to monitor performance, including performance of internal control procedures.

AIB Group’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this assessment, management believes that, as of December 31, 2007, the Company’s internal control over financial reporting is effective.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 has been audited by KPMG, the Company’s independent registered public accounting firm, as stated in their report appearing on page 200, which expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. For additional information regarding AIB’s internal controls and procedures, see “Internal Control” on page 72.

Item 16(A).	(a) Audit committee financial expert

The Board of Directors has determined that each of Mr Adrian Burke, Mr Stephen Kingon, and Mr Dan O’Connor is an “Audit committee financial expert” as defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Messers Burke, Kingon and O’Connor have accepted this determination by the Board on the understanding that they have not agreed to undertake additional responsibilities beyond those of a member (and Chairman, in the case of Mr Burke (until December 31, 2007) and Mr. O’Connor (from January 1, 2008)), of the Audit Committee. Mr Burke retired from the Board at the Annual General Meeting on April 22, 2008. For a description of the experience of the afore-mentioned Members of the Audit Committee, see “Item 6: Directors, Senior Management and Employees”. For additional information regarding AIB’s Audit Committee and procedures, see “Audit Committee” on page 69.

( b) Code of ethics

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

( c) Principal accountant fees and services

The audit committee is responsible for approving and reviewing the appointment and retirement of the external auditors, as well as overseeing their relationship with the Group. This includes conducting an annual review of the independence and effectiveness of the external auditors and the recommendation to the Board as to the level of fees to be paid to the external auditors. Further details as to the levels of fees paid to the external auditors in each of the last two years as well as the Audit Committee’s pre-approval policy for non-audit work are provided in note 9 to the consolidated financial statements.

PART III

Item 17.	Financial statements

(Not responded to as Item 18 is complied with)

Item 18 and 19.	Financial statements and exhibits

(a) Financial statements

(b) Exhibit

Exhibit Number	Description
1.1	Memorandum & Articles of Association of Allied Irish Banks, p.l.c.
1.2	Special resolutions of Allied Irish Banks, p.l.c.

ALLIED IRISH BANKS, p.l.c.

Accounting policies

Certain information presented elsewhere in this Form 20-F forms an integral part of these consolidated financial statements as further detailed on pages 159, 193 and 196. The significant accounting policies that the Group applied in the preparation of the financial statements are set out below, and forms an integral part of the accompanying financial statements.

1 Reporting entity

Allied Irish Banks, p.l.c. (the parent company) is a company domiciled in Ireland. The address of the company’s registered office is Bankcentre, Ballsbridge, Dublin 4, Ireland. The consolidated financial statements include the accounts of Allied Irish Banks, p.l.c. (the parent company) and its subsidiary undertakings, collectively referred to as the “Group”, where appropriate, including certain special purpose entities and are made up to the end of the financial year. The Group is primarily involved in retail and corporate banking, investment banking and the provision of asset management services.

2 Statement of compliance

The consolidated financial statements have been prepared in accordance with International Accounting Standards and International Financial Reporting Standards (collectively “IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as subsequently adopted by the European Union (“EU”) and applicable for the year ended December 31, 2007. The accounting policies have been consistently applied by Group entities. The financial statements also comply with the requirements of Irish Statute comprising the Companies Acts 1963 to 2006 and the European Communities (Credit Institutions:Accounts) Regulations, 1992 as amended by the European Communities (International Financial Reporting Standards and Miscellaneous Amendments) Regulations 2005 and the Asset Covered Securities Act 2001.

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

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of certain assets, liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. The estimates and assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Since management’s judgement involves making estimates concerning the likelihood of future events, the actual results could differ from those estimates. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future period affected. The estimates that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are in the areas of impairment of financial assets, retirement benefit liabilities, share based payment expense and the fair value of certain financial assets and financial liabilities. A description of these estimates and judgments is set out within Item 5 of this report.

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

ALLIED IRISH BANKS, p.l.c.

Accounting policies

4 Basis of consolidation (Continued)

Associated undertakings

An associate undertaking is generally one in which the Group’s interest is greater than 20% and less than 50% and in which the Group has significant influence, but not control, over the entity’s operating and financial policies.

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

The Group’s share of the results of associated undertakings after tax reflects the Group’s proportionate interest in the associated undertaking and is based on financial statements made up to a date not earlier than three months before the balance sheet date, adjusted to conform with the accounting polices of the Group.

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

Transactions and balances

Foreign currency transactions are translated into the respective entity’s functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate prevailing at the period end. Foreign exchange gains and losses resulting from the settlement of such transactions and from the retranslation at period end exchange rates of the amortized cost of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement except for qualifying cash flow hedges, which are recognized in equity. Exchange differences on equities and similar non-monetary items held at fair value through profit or loss are reported as part of the fair value gain or loss. Exchange differences on equities classified as available for sale financial assets, together with exchange differences on other non-monetary assets are reported directly in equity.

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

The effective interest method is a method of calculating the amortized cost of a financial asset or financial liability (or group of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts the estimated future cash payments or receipts through the expected life of the financial instrument to the net carrying amount of the financial asset or financial liability. The application of the method has the effect of recognizing income receivable, and expense payable, on the instrument evenly in proportion to the amount outstanding over the period to maturity or repayment.

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

ALLIED IRISH BANKS, p.l.c.

Accounting policies

6 Interest income and expense recognition (Continued)

All costs associated with mortgage incentive plans are included in the effective interest calculation. Fees and commissions payable to third parties in connection with lending arrangements, where these are direct and incremental costs related to the issue of a financial instrument, are included in interest income as part of the effective interest rate.

Interest income and expense presented in the income statement includes:-

•	Interest on financial assets and financial liabilities at amortized cost on an effective interest method.

•	Interest on financial investments available for sale on an effective interest method.

•	Interest income and expense on qualifying hedge derivatives designated as cash flow hedges or fair value hedges.

•	Interest income and expense on trading portfolio financial assets, excluding equities.

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

Portfolio and other management advisory and service fees are recognized based on the applicable service contracts. Asset management fees relating to investment funds are recognized over the period the service is provided. The same principle is applied to the recognition of income from wealth management, financial planning and custody services that are continuously provided over an extended period of time.

Commitment fees, together with related direct costs, for loan facilities where drawdown is probable are deferred and recognized as an adjustment to the effective interest rate on the loan once drawn. Commitment fees in relation to facilities where drawdown is not probable are recognized over the term of the commitment on a straight line basis. Other credit related fees are recognized as the service is provided except for arrangement fees where it is likely that the facility will be drawn down, and which are included in the effective interest rate calculation.

8 Net trading income

Net trading income comprises gains less losses relating to trading assets and trading liabilities, and includes all realized and unrealized fair value changes.

9 Dividend income

Dividend income is recognized when the right to receive income is established. Usually this is the ex-dividend date for equity securities.

10 Operating leases

Payment made under operating leases are recognized in the income statement on a straight line basis over the term of the lease. Lease incentives received, and premiums paid, at inception of the lease are recognized as an integral part of the total lease expense, over the term of the lease.

11 Employee benefits

Retirement benefit obligations

The Group provides employees with post retirement benefits mainly in the form of pensions.

The Group provides a number of retirement benefit plans including defined benefit and defined contribution as well as a hybrid plan that has both defined benefit and defined contribution elements. In addition, the Group contributes, according to local law in the various countries in which it operates, to Governmental and other plans which have the characteristics of defined contribution plans. The majority of the defined benefit plans are funded.

Full actuarial valuations of defined benefit plans are undertaken every three years and are updated to reflect current conditions at each balance sheet date. Plan assets are measured at fair value determined by using current bid prices. Plan liabilities are measured on an actuarial basis by estimating the amount of future benefit that employees have earned for their service in current and prior periods and discounting that benefit at the current rate of return on a high quality corporate bond of equivalent term and currency to the liability. The calculation is performed by a qualified actuary using the projected unit credit method. The difference between the fair value of the plan assets and the present value of the defined benefit obligation at the balance sheet date is recognized in the balance sheet. Plans in surplus are shown as assets and plans in deficit, together with unfunded plans, are shown as liabilities. Actuarial gains and losses are recognized immediately in the statement of recognized income and expense.

The cost of providing defined benefit pension plans to employees, comprising the current service cost, past service cost, the expected return on plan assets and the change in the present value of plan liabilities arising from the passage of time is charged to the income statement within personnel expenses.

ALLIED IRISH BANKS, p.l.c.

Accounting policies

11 Employee benefits (Continued)

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

Share based compensation

The Group operates a number of equity settled share based compensation plans. For grants of options after November 7, 2002, the fair value of the employee services received is measured by reference to the fair value of the shares or share options granted on the date of the grant. The cost of the employee services received in exchange for the shares or share options granted is recognized in the income statement over the period during which the employees become unconditionally entitled to the options, which is the vesting period. The amount expensed is determined by reference to the fair value of the options granted. The fair value of the options granted is determined using option pricing models, which take into account the exercise price of the option, the share price at date of grant of the option, the risk free interest rate, the expected volatility of the share price over the life of the option and other relevant factors. Vesting conditions included in the terms of the grant are not taken into account in estimating fair value except where those terms relate to market conditions. Non-market vesting conditions are taken into account by adjusting the number of shares or share options included in the measurement of the cost of employee services so that ultimately the amount recognized in the income statement reflects the number of vested shares or share options. Where vesting conditions are related to market conditions, the charges for the services received are recognized regardless of whether or not the market related vesting conditions are met, provided that any non-market vesting conditions are met.

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

12 Non-credit risk provisions

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

Payments are deducted from the present value of the provision and interest at the relevant discount rate is charged annually to interest expense using the effective interest method. Changes in the present value of the liability as a result of movements in interest rates are included in other financial income. The present value of provisions is included in other liabilities.

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

Restructuring costs

Where the Group has a formal plan for restructuring a business and has raised valid expectations in the areas affected by the restructuring by starting to implement the plan or announcing its main features, provision is made for the anticipated cost of restructuring, including retirement benefits and redundancy costs, when an obligation exists. The provision raised is normally utilized within twelve months. Future operating costs are not provided for.

ALLIED IRISH BANKS, p.l.c.

Accounting policies

12 Non-credit risk provisions (Continued)

Legal claims and other contingencies

Provisions are made for legal claims where the Group has present legal or constructive obligations as a result of past events and it is more likely than not that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated.

Contingent liabilities are possible obligations whose existence will be confirmed only by uncertain future events giving rise to present obligations where the transfer of economic benefit is uncertain or cannot be reliably estimated. Contingent liabilities are not recognized but are disclosed in the notes to the financial statements unless they are remote.

13 Income tax, including deferred income tax

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

Deferred income tax is provided, using the balance sheet liability method, on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred income tax is determined using tax rates based on legislation enacted or substantively enacted at the balance sheet date and expected to apply when the deferred tax asset is realized or the deferred tax liability is settled. Deferred income tax assets are recognized where it is probable that future taxable profits will be available against which the temporary differences will be utilized.

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

Deferred income tax is provided on temporary differences arising from investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the difference will not reverse in the foreseeable future. In addition, the following temporary differences are not provided for: taxable goodwill, the amortization of which is not deductible for tax purposes, and assets and liabilities the initial recognition of which affect neither accounting nor taxable income.

Income tax payable on income, based on the applicable tax law in each jurisdiction, is recognized as an expense in the period in which the income rises. The tax effects of income tax losses available for carry forward are recognized as an asset when it is probable that future taxable income will be available against which these losses can be utilized.

14 Construction contracts

Revenue from construction contacts is recognized when it is probable that the economic benefits of the transaction will flow to the Group and when the revenue, the costs (both incurred and future), the outcome of the contract and its stage of completion can all be measured reliably. Once the above criteria are met, both contract revenue and contract costs are recognized by reference to the stage of completion of the contract. The stage of completion is formally reviewed by an external firm of quantity surveyors at each balance sheet date.

When the outcome of a construction contract cannot be estimated reliably, no income is recognized, but revenue is recognized to the extent of costs incurred that are probable of recovery. Costs are recognized as an expense in the income statement in the accounting period in which the work is performed.

15 Impairment of property, plant and equipment, goodwill and intangible assets

At each balance sheet date, or more frequently where events or changes in circumstances dictate, property, plant and equipment and intangible assets, are assessed for indications of impairment. If indications are present, these assets are subject to an impairment review. Goodwill is subject to an impairment review as at the balance sheet date each year. The impairment review comprises a comparison of the carrying amount of the asset or cash generating unit with its recoverable amount. Cash-generating units are the lowest level at which management monitors the return on investment in assets. The recoverable amount is determined as the higher of the net selling price of the asset or cash generating unit and its value in use. Net selling price is calculated by reference to the amount at which the asset could be disposed of in an arm’s length transaction evidenced by an active market or recent transactions for similar assets. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset’s continued use, including those resulting from its ultimate disposal, at a market-based discount rate on a pre-tax basis.

ALLIED IRISH BANKS, p.l.c.

Accounting policies

15 Impairment of property, plant and equipment, goodwill and intangible assets (Continued)

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

16 Impairment of financial assets

It is Group policy to make provisions for impairment of financial assets to reflect the losses inherent in those assets at the balance sheet date.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a portfolio of financial assets is impaired. A financial asset or portfolio of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more loss events that occurred after the initial recognition of the asset on or before the balance sheet date, (‘a loss event’) and that loss event or events has had an impact such that the estimated present value of future cash flows is less than the current carrying value of the financial asset, or portfolio of financial assets.

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

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant (i.e. individually insignificant). If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and includes these performing assets under the collective incurred but not reported (“IBNR”) assessment. An IBNR impairment provision represents an interim step pending the identification of impairment losses on an individual asset in a group of financial assets. As soon as information is available that specifically identifies losses on individually impaired assets in a group, those assets are removed from the group. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment. For loans and receivables and assets held to maturity, the amount of impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate. The amount of the loss is recognized using an allowance account and the amount of the loss is included in the income statement.

The calculation of the present value of the estimated future cash flows of a collateralized financial asset reflects the cash flows that may result from foreclosure, costs for obtaining and selling the collateral, whether or not foreclosure is probable.

For the purpose of collective evaluation of impairment (individually insignificant impaired assets and IBNR), financial assets are grouped on the basis of similar risk characteristics. These characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the counterparty’s ability to pay all amounts due according to the contractual terms of the assets being evaluated.

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

Following impairment, interest income is recognized using the original effective rate of interest which was used to discount the

ALLIED IRISH BANKS, p.l.c.

Accounting policies - (Continued)

16 Impairment of financial assets (Continued)

future cash flows for the purpose of measuring the impairment loss. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognized in the income statement.

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

In the case of debt instruments classified as available for sale, impairment is assessed based on the same criteria as for all other financial assets. Reversals of impairment of debt securities are recognized in the income statement.

Past due loans

When a borrower fails to make a contractually due payment, a loan is deemed to be past due. ‘Past due days’ is a term used to describe the cumulative numbers of days that a missed payment is overdue. Past due days commence from the close of business on the day on which a payment is due but not received. In the case of overdrafts, past due days are counted once a borrower:

•	has breached an advised limit;

•	has been advised of a limit lower than the then current outstandings; or

•	has drawn credit without authorization.

When a borrower is past due, the entire exposure is reported as past due, rather than the amount of any excess or arrears.

Loans and receivables renegotiated

Loans and receivables renegotiated are those facilities outstanding at the reporting date that, during the financial year have had their terms renegotiated, resulting in an upgrade from default status to performing status. This is based on subsequent good performance and/or an improvement in the profile of the borrower.

Where possible, the Group seeks to restructure loans rather than to take possession of collateral. This may involve extending the payment arrangements and the agreement of new loan conditions. Once the terms have been renegotiated, the loan is no longer considered past due. Management continuously reviews renegotiated loans to ensure that all criteria are met and that future payments are likely to occur. The loans continue to be subject to an individual or collective impairment assessment, calculated using the loan’s original effective interest rate.

17 Financial assets

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

Interest is calculated using the effective interest method and credited to the income statement. Dividends on available for sale equity securities are recognized in the income statement when the entity’s right to receive payment is established. Impairment losses and translation differences on monetary items are recognized in the income statement.

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or when the Group has transferred substantially all the risks and rewards of ownership.

ALLIED IRISH BANKS, p.l.c.

Accounting policies - (Continued)

17 Financial assets (Continued)

Financial assets at fair value through profit or loss

This category has two sub categories: - Financial assets held for trading; and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if it is acquired principally for the purpose of selling in the near term; part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking; or if it is so designated by management, subject to certain criteria.

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

Held to maturity

Held to maturity investments are non-derivative financial assets with fixed or determinable payments that the Group’s management has the intention and ability to hold to maturity. If the Group was to sell other than an insignificant amount of held to maturity assets, the remainder would be required to be reclassified as available for sale.

Available for sale

Available for sale financial assets are non-derivative financial investments that are designated as available for sale and are not categorised into any of the other categories described above. Available for sale financial assets are those intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices.

Available for sale financial assets are initially recognized at fair value including direct and incremental transaction costs. They are subsequently held at fair value. Gains and losses arising from changes in fair value are included as a separate component of equity until sale or impairment when the cumulative gain or loss is transferred to the income statement.

18 Financial liabilities

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

Financial liabilities, with the exception of trading portfolio financial liabilities are initially recognized at fair value, being their issue proceeds (fair value of consideration received) net of transaction costs incurred. Financial liabilities are subsequently measured at amortized cost, any difference between the proceeds net of transaction costs and the redemption value is recognized in the income statement using the effective interest method.

Trading portfolio financial liabilities are recognized initially at fair value, and transaction costs are taken directly to the income statement. Gains and losses arising from changes in fair value are included directly in the income statement within trading income.

Preference shares, which carry a mandatory coupon, are classified as financial liabilities. The dividends on these preference shares are recognized in the income statement as interest expense using the effective interest method.

The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

19 Property, plant and equipment

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

ALLIED IRISH BANKS, p.l.c.

Accounting policies

19 Property, plant and equipment (Continued)

The Group uses the following useful lives when calculating depreciation:

Freehold buildings and long-leasehold property	50 years

Short leasehold property	Life of lease, up to 50 years

Costs of adaptation of freehold and leasehold property

Branch properties	up to 10 years«

Office properties	up to 15 years«

Computers and similar equipment	3 – 7 years

Fixtures and fittings and other equipment	3 – 10 years

«	Subject to the maximum remaining life of the lease.

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

20 Intangible assets

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

Goodwill previously written off to reserves under Irish GAAP has not been reinstated and will not be included in calculating any subsequent gain or loss on disposal.

Computer software and other intangible assets

Computer software and other intangible assets are stated at cost, less amortization on a straight line basis and provisions for impairment, if any. The identifiable and directly associated external and internal costs of acquiring and developing software are capitalised where the software is controlled by the Group, and where it is probable that future economic benefits that exceed its cost will flow from its use over more than one year. Costs associated with maintaining software are recognized as an expense when incurred. Capitalized computer software is amortized over 3 to 7 years. Other intangible assets are amortized over the life of the asset.

21 Derivatives and hedge accounting

Derivatives, such as interest rate swaps, options and forward rate agreements are used for trading purposes while interest rate swaps are used for hedging purposes.

The Group maintains trading positions in a variety of financial instruments including derivatives. Trading transactions arise both as a result of activity generated by customers and from proprietary trading with a view to generating incremental income.

Non-trading derivative transactions comprise transactions held for hedging purposes as part of the Group’s risk management strategy against assets, liabilities, positions and cash flows.

Derivatives

Derivatives are measured initially at fair value on the date on which the derivative contract is entered into and subsequently remeasured at fair value. Fair values are obtained from quoted market prices in active markets, including recent market transactions, and from valuation techniques, and discounted cash flow models and option pricing models as appropriate. Derivatives are included in assets when their fair value is positive, and in liabilities when their fair value is negative, unless there is the legal ability and intention to settle net.

ALLIED IRISH BANKS, p.l.c.

Accounting policies

21 Derivatives and hedge accounting (Continued)

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

Gains or losses are only recognized on initial recognition of derivatives when there are observable current market transactions or valuation techniques that are based on observable market inputs.

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

Hedging

All derivatives are carried at fair value in the balance sheet and the accounting treatment of the resulting fair value gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. Where derivatives are held for risk management purposes, and when transactions meet the criteria specified in IAS 39 “Financial Instruments: Recognition and Measurement”, the Group designates certain derivatives as either: -

(1)	hedges of the fair value of recognized assets or liabilities or firm commitments (“fair value hedge”); or

(2)	hedges of the exposure to variability of cash flows attributable to a recognized asset or liability, or a highly probable forecasted transaction (“cash flow hedge”); or

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

ALLIED IRISH BANKS, p.l.c.

Accounting policies

21 Derivatives and hedge accounting (Continued)

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

22 Non-current assets held for sale and discontinued operations

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

Discontinued operations are presented on the income statement (including comparatives) as a separate amount, comprising the total of the post tax gain or loss of the discontinued operations for the period together with any post-tax gain or loss recognized on the measurement to fair value less costs to sell, or on disposal of the assets/disposal groups constituting discontinued operations.

23 Collateral & netting

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

The Group also receives collateral in the form of cash or securities in respect of other credit instruments, such as stock borrowing contracts, and derivative contracts in order to reduce credit risk. Collateral received in the form of securities is not recorded on the balance sheet. Collateral received in the form of cash is recorded on the balance sheet with a corresponding liability. These items are assigned to deposits received from banks or other counterparties in the case of cash collateral received. Any interest payable or receivable arising is recorded as interest expense or interest income respectively.

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

Netting

Financial assets and financial liabilities are offset and the net amount reported in the balance sheet if, and only if, there is a currently enforceable legal right to set off the recognized amounts and there is an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously. This is not generally the case with master netting agreements, where the related assets and liabilities are presented gross on the balance sheet.

ALLIED IRISH BANKS, p.l.c.

Accounting policies

24 Financial guarantees

Financial guarantees are given to banks, financial institutions and other bodies on behalf of customers to secure loans, overdrafts and other banking facilities (‘facility guarantees’), and to other parties in connection with the performance of customers under obligations relating to contracts, advance payments made by other parties, tenders, retentions and the payment of import duties. Financial guarantees are initially recognized in the financial statements at fair value on the date that the guarantee is given. Subsequent to initial recognition, the Group’s liabilities under such guarantees are measured at the higher of the initial measurement, less amortization calculated to recognize in the income statement the fee income earned over the period, and the best estimate of the expenditure required to settle any financial obligation arising as a result of the guarantees at the balance sheet date.

Any increase in the liability relating to guarantees is taken to the income statement in provisions for liabilities and commitments.

25 Sale and repurchase agreements (including stock borrowing and lending)

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

26 Leases

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

27 Stockholders’ equity

Issued financial instruments, or their components, are classified as equity where they meet the definition of equity and confer on the holder a residual interest in the assets of the Group.

Share capital

Share capital represents funds raised by issuing shares in return for cash or other considerations. Share capital comprises ordinary shares of the entity.

Share premium

When shares are issued at a premium whether for cash or otherwise, the excess of the amount received over the par value of the shares, is transferred to share premium.

Share issue costs

Incremental costs directly attributable to the issue of new shares or options are charged, net of tax, to the share premium account.

ALLIED IRISH BANKS, p.l.c.

Accounting policies

27 Stockholders’ equity (Continued)

Dividends on ordinary shares

Dividends on ordinary shares are recognized in equity in the period in which they are approved by the Company’s stockholders, or in the case of the interim dividend when it has been approved for payment by the Board of Directors. Dividends declared after the balance sheet date are disclosed in note 59.

Other equity interests

Other equity interests relate to Reserve Capital Instruments (note 45).

Capital reserves

Capital reserves represent transfers from retained earnings in accordance with relevant legislation.

Revaluation reserves

Revaluation reserves represent the unrealized surplus, net of tax, which arose on revaluation of properties prior to the implementation of IFRS at January 1, 2004.

Available for sale securities reserves

Available for sale securities reserves represent the net unrealized gain or loss, net of tax, arising from the recognition in the balance sheet of financial investments available for sale at fair value.

Cash flow hedging reserve

Cash flow hedging reserve represents the net gains or losses, net of tax, on effective cash flow hedging instruments that will be recycled to the income statement when the hedged transaction affects profit or loss.

Revenue reserves

Revenue reserves represent retained earnings of the parent company, subsidiaries and associated undertakings. It is shown net of the cumulative deficit within the defined benefit pension plans and other appropriate adjustments.

Foreign currency translation reserve

The foreign currency translation reserve represents the cumulative gains and losses on the retranslation of the Group’s net investment in foreign operations, at the rate of exchange at the balance sheet date.

Treasury shares

Where the Company or other members of the consolidated Group purchase the Company’s equity share capital, the consideration paid is deducted from total stockholders’ equity as treasury shares until they are cancelled. Where such shares are subsequently sold or re-issued, any consideration received is included in stockholders’ equity.

Share based payments reserve

The share based payment expense charged to the income statement is credited to the share based payment reserve over the vesting period of the shares and options. Upon grant of shares and exercise of options, the amount in respect of the award credited to the share based payment reserves is transferred to revenue reserves.

28 Insurance and investment contracts

In its consolidation of Ark Life up to date of disposal, and in accounting for its interest in Hibernian Life Holdings Limited, the Group has classified its Long Term Assurance business in accordance with IFRS 4 “Insurance Contracts”. Insurance contracts are those contracts containing significant insurance risk. In the case of life contracts, insurance risk exists if the amount payable on the occurrence of an insured event exceeds the assets backing the contract, or could do so in certain circumstances, and the product of the probability of the insured event occurring and the excess amount payable has commercial substance. In particular, guaranteed equity bonds which guarantee a return of the original premium irrespective of the current value of the backing assets are deemed to be insurance contracts notwithstanding that at the balance sheet date there may be no excess of the original premium over the backing assets. Investment contracts are contracts that do not have significant insurance risk.

Insurance contracts

The Group accounts for its insurance contracts using the European embedded value principles, published by the CFO Forum. The embedded value comprises two components: the net assets attributable to the Group and the present value of the in-force business (“VIF”). The change in the VIF before tax is accounted for as revenue. The value is estimated as the net present value of future

ALLIED IRISH BANKS, p.l.c.

Accounting policies

28 Insurance and investment contracts (Continued)

cash flows attributable to the Group before tax, based on the market value of the assets at the balance sheet date, using assumptions that reflect experience and a long-term outlook for the economy and then discounting at an appropriate risk discount rate.

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

29 Segment reporting

Business segments are distinguishable components of the Group that provide products and services that are subject to risks and rewards that are different to those of other business segments. The Group has determined that business segments are the primary reporting segments and thus business segment information is based on management accounts information. Transactions between business segments are on normal commercial terms and conditions, with internal charges and transfer pricing adjustments reflected in the performance of each business segment. Revenue sharing agreements are used to allocate external customer revenues to a business segment on a reasonable basis. Income on capital is allocated to the divisions on the basis of the amount of capital required to support the level of risk weighted assets. Interest income earned on capital which is not allocated to divisions is reported and retained in Group.

Geographical segments provide products and services within a particular economic environment that is subject to risks and rewards that are different to those components operating in other economic environments. The geographical distribution of profit before taxation is based primarily on the location of the office recording the transaction. In addition, geographic distribution of loans and related impairment is also based on the location of the office recording the transaction.

30 Cash and cash equivalents

For the purposes of the cash flow statement, cash comprises cash on hand and demand deposits, and cash equivalents comprise highly liquid investments that are convertible into cash with an insignificant risk of changes in value and with original maturities of less than three months.

ALLIED IRISH BANKS, p.l.c.

Consolidated Statements of Income

			Years ended December 31,
	Notes		2007		2006		2005
			(Euro in millions)
Interest income and similar income	3		9,340		6,928		5,151
Less: interest expense	4		(5,922)		(3,929)		(2,621)

Net interest income			3,418		2,999		2,530
Dividend income	5		31		23		17
Fees and commissions income	6		1,453		1,235		1,061
Less: fees and commissions expense	6		(197)		(161)		(145)
Trading income	7		74		173		112
Other operating income	8		89		57		72
Other income			1,450		1,327		1,117

Total operating income			4,868		4,326		3,647
Operating expenses	9		2,376		2,174		1,881
Depreciation of property, plant and equipment	35		85		87		83
Amortization/impairment of intangible assets and goodwill	34		60		53		47
Total operating expenses			2,521		2,314		2,011

Operating income before provisions			2,347		2,012		1,636
Provisions for impairment of loans and receivables	28		106		118		115
Provisions for liabilities and commitments	42		(8)		(15)		20
Amounts written off financial investments available for sale	10		1		1		8
			99		104		143

Operating income			2,248		1,908		1,493
Associated undertakings	30		128		167		149
Gain on disposal of property			76		365		14
Construction contract income	12		55		96		45
Gain on disposal of businesses	15		1		79		5

Income before taxes - continuing operations			2,508		2,615		1,706
Applicable taxes	16		442		433		319

Income after taxes - continuing operations			2,066		2,182		1,387
Discontinued operation, net of taxation			—		116		46

Net income for the period			2,066		2,298		1,433

Attributable to:
Equity holders of the parent			1,949		2,185		1,343
Minority interests in subsidiaries	17		117		113		90

			2,066		2,298		1,433

Basic earnings per share - continuing operations	20	(c)	218.0	c	233.5	c	145.7	c
Basic earnings per share - discontinued operations			—		13.3	c	5.3	c

Total	20	(a)	218.0	c	246.8	c	151.0	c

Diluted earnings per share - continuing operations	20	(d)	216.4	c	231.4	c	144.6	c
Diluted earnings per share - discontinued operations			—		13.2	c	5.2	c

Total	20	(b)	216.4	c	244.6	c	149.8	c

The accompanying notes are an integral part of these consolidated financial statements.

ALLIED IRISH BANKS, p.l.c.

Consolidated Balance Sheets

		December 31,
	Notes	2007	2006
		(Euro in millions)
ASSETS
Cash and balances at central banks		1,264	989
Treasury bills and other eligible bills	22	15	196
Items in course of collection		383	527
Trading portfolio financial assets	23	8,256	8,953
Derivative financial instruments	50	4,557	2,890
Loans and receivables to banks	24	9,465	12,900
Gross loans and receivables to customers	25	128,716	108,148
Allowance for loan losses		(742)	(705)
Unearned interest		(371)	(328)
Loans and receivables to customers net		127,603	107,115
Financial investments available for sale	29	20,969	19,665
Interests in associated undertakings	30	1,682	1,792
Intangible assets and goodwill	34	636	550
Property, plant and equipment	35	608	593
Other assets		786	1,117
Current taxation		2	17
Deferred taxation	36	254	256
Prepayments and accrued income		1,143	927
Disposal group and assets classified as held for sale	33	239	39

		177,862	158,526

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits by banks	37	30,389	33,433
Customer accounts	38	81,308	74,875
Trading portfolio financial liabilities	39	194	191
Derivative financial instruments	50	4,142	2,531
Debt securities in issue	40	41,866	28,531
Current taxation		181	112
Other liabilities	41	1,473	1,757
Accruals and deferred income		1,808	1,410
Retirement benefit liabilities	14	423	937
Provisions for liabilities and commitments	42	74	93
Deferred taxation	36	60	—
Subordinated liabilities and other capital instruments	43	4,605	4,744
Disposal group classified as held for sale	33	161	—
Memorandum items: contingent liabilities and commitments	49
Stockholders’ equity
Ordinary shares of € 0.32 each: 1,160 million authorized (2006: 1,160 million), 918.4 million
issued and outstanding as at December 31, 2007 and 2006 respectively	46	294	294
Share premium account		1,693	1,693
Other equity interests	45	497	497
Reserves		327	543
Profit and loss account		7,016	5,578
Total stockholders’ funds		9,827	8,605
Minority interests in subsidiaries	44	1,351	1,307

		177,862	158,526

The accompanying notes are an integral part of these consolidated financial statements.

ALLIED IRISH BANKS, p.l.c.

Consolidated reconciliation of movements in stockholders’ equity

	Share capital	Share premium	Capital reserves	Revaluation reserves	Other equity interests	Treasury shares	Revenue reserves	Share based payments reserves	Available for sale securities reserves	Cash flow hedging reserve	Foreign currency translation	Total
	(Euro in millions)
2005
Balance December 31, 2004	294	1,693	897	88	182	(686)	3,518	14	—	—	(73)	5,927
IFRS transition adjustment	—	—	(185)	—	315	—	25	—	136	254	—	545

Balance January 1, 2005	294	1,693	712	88	497	(686)	3,543	14	136	254	(73)	6,472
Income attributable to equity holders of the parent	—	—	46	—	—	—	1,297	—	—	—	—	1,343
Dividends on ordinary shares	—	—	—	—	—	—	(532)	—	—	—	—	(532)
Dividends on other equity interests	—	—	—	—	—	—	(38)	—	—	—	—	(38)
Share based payments	—	—	—	—	—	—	—	16	—	—	—	16
Actuarial loss recognized in retirement benefit plans	—	—	—	—	—	—	(285)	—	—	—	—	(285)
Other recognized (losses)/gains relating to the period	—	—	—	(3)	—	—	(69)	—	(6)	(76)	287	133
Other ordinary shares issued	—	—	—	—	—	66	—	—	—	—	—	66
Net movement in own shares	—	—	—	—	—	—	(6)	—	—	—	—	(6)

Balance December 31, 2005	294	1,693	758	85	497	(620)	3,910	30	130	178	214	7,169

2006
Balance December 31, 2005	294	1,693	758	85	497	(620)	3,910	30	130	178	214	7,169
Income attributable to equity holders of the parent	—	—	4	—	—	—	2,181	—	—	—	—	2,185
Dividends on ordinary shares	—	—	—	—	—	—	(587)	—	—	—	—	(587)
Dividends on other equity interests	—	—	—	—	—	—	(38)	—	—	—	—	(38)
Share based payments	—	—	—	—	—	—	3	27	—	—	—	30
Actuarial gain recognized in retirement benefit plans	—	—	—	—	—	—	200	—	—	—	—	200
Other recognized (losses)/gains relating to the period	—	—	—	—	—	—	(47)	—	(44)	(283)	(152)	(526)
Other movements	—	—	(235)	(50)	—	—	293	—	—	—	—	8
Other ordinary shares issued	—	—	—	—	—	87	—	—	—	—	—	87
Net movement in own shares	—	—	—	—	—	(41)	118	—	—	—	—	77

Balance December 31, 2006	294	1,693	527	35	497	(574)	6,033	57	86	(105)	62	8,605

The accompanying notes are an integral part of these consolidated financial statements.

ALLIED IRISH BANKS, p.l.c.

Consolidated reconciliation of movements in stockholders’ equity

	Share capital	Share premium	Capital reserves	Revaluation reserves	Other equity interests	Treasury shares	Revenue reserves	Share based payments reserves	Available for sale securities reserves	Cash flow hedging reserve	Foreign currency translation	Total
	(Euro in millions)
2007
Balance December 31, 2006	294	1,693	527	35	497	(574)	6,033	57	86	(105)	62	8,605
Income attributable to equity holders of the parent	—	—	—	—	—	—	1,949	—	—	—	—	1,949
Dividends on ordinary shares	—	—	—	—	—	—	(651)	—	—	—	—	(651)
Dividends on other equity interests	—	—	—	—	—	—	(38)	—	—	—	—	(38)
Share based payments	—	—	—	—	—	—	6	19	—	—	—	25
Actuarial gain recognized in retirement benefit plans	—	—	—	—	—	—	393	—	—	—	—	393
Other recognized (losses)/gains relating to the period	—	—	—	—	—	—	(22)	—	(177)	(37)	(313)	(549)
Other movements	—	—	—	(2)	—	—	2	—	—	—	—	—
Other ordinary shares issued	—	—	—	—	—	83	—	—	—	—	—	83
Net movement in own shares	—	—	—	—	—	—	10	—	—	—	—	10

Balance December 31, 2007	294	1,693	527	33	497	(491)	7,682	76	(91)	(142)	(251)	9,827

The accompanying notes are an integral part of these consolidated financial statements.

ALLIED IRISH BANKS, p.l.c.

Consolidated Statements of Cash Flows

		Years ended December 31,
	Notes	2007	2006	2005
		(Euro in millions)
Reconciliation of income before taxes to net cash from operating activities
Income before taxes		2,508	2,733 (1)	1,754 (1)
Gain on disposal of businesses		(1)	(191)	(5)
Construction contract income		(55)	(96)	(45)
Gain on disposal of property		(76)	(365)	(14)
Investment income		(56)	(44)	(41)
Associated undertakings		(128)	(167)	(149)
Provision for impairment of loans and receivables		106	118	115
Provisions for liabilities and commitments		(8)	(15)	20
Amounts written off financial investments		1	1	8
(Decrease)/increase in other provisions		(2)	11	32
Depreciation and amortization		145	140	130
Interest on subordinated liabilities and other capital investments		252	214	132
Gain on disposal of available for sale financial investments		(52)	(11)	(19)
Share based payment		41	54	32
Amortization of premiums and discounts		27	64	64
Increase in long-term assurance business		—	(6)	(55)
(Increase)/decrease in prepayments and accrued income		(244)	(131)	83
Increase in accruals and deferred income		434	306	332

		2,892	2,615	2,374

Net (decrease)/increase in deposits by banks		(2,025)	4,649	8,019
Net increase in customer accounts		8,231	12,329	11,414
Net increase in loans and receivables to customers		(23,827)	(22,137)	(18,350)
Net increase/(decrease) in loans and receivables to banks		256	(32)	(30)
Net decrease/(increase) in trading portfolio financial assets/liabilities		516	909	(1,942)
Net (decrease)/increase in derivative financial instruments		(75)	117	(447)
Net decrease/(increase) in treasury bills and other eligible bills		147	15	(177)
Net decrease/(increase) in items in course of collection		122	(121)	(29)
Net increase in debt securities in issue		14,321	11,224	5,223
Net (decrease)/increase in notes in circulation		(13)	18	21
Net decrease/(increase) in other assets		232	(322)	(1,467)
Net (decrease)/increase in other liabilities		(235)	75	419
Effect of currency translation and other adjustments		480	(213)	(116)

Net cash (outflow)/inflow from operating assets and liabilities		(1,870)	6,511	2,538

Net cash inflow from operating activities before taxes		1,022	9,126	4,912
Taxation paid		(400)	(481)	(351)

Net cash inflow from operating activities		622	8,645	4,561
Investing activities (note a)		(3,430)	(1,907)	(262)
Financing activities (note b)		(848)	153	508

(Decrease)/increase in cash and cash equivalents		(3,656)	6,891	4,807
Opening cash and cash equivalents		14,355	7,670	2,773
Effect of currency translation adjustments		(272)	(206)	90

Closing cash and cash equivalents	48	10,427	14,355	7,670

The accompanying notes are an integral part of these consolidated financial statements.

ALLIED IRISH BANKS, p.l.c.

Consolidated Statements of Cash Flows (continued)

	Years ended December 31,
	2007	2006	2005
	(Euro in millions)
(a) Investing activities
Net increase in financial investments available for sale	(3,331)	(2,477)	(264)
Additions to property, plant and equipment	(128)	(144)	(100)
Disposal of property, plant and equipment	105	489	89
Additions to intangible fixed assets	(138)	(87)	(36)
Investment in associated undertakings	5	—	(3)
Disposal of investment in businesses and subsidiaries	1	268	11
Dividends received from associated undertakings	56	44	41

Cash flows from investing activities	(3,430)	(1,907)	(262)

(b) Financing activities
Re-issue of treasury shares	49	48	47
Redemption of subordinated liabilities	—	—	(630)
Issue of new subordinated liabilities	128	—	1,813
Issue of perpetual preferred securities	—	1,008	—
Interest paid on subordinated liabilities	(254)	(196)	(90)
Equity dividends paid on ordinary share capital	(651)	(587)	(532)
Dividends on other equity interests	(38)	(38)	(38)
Dividends paid to minority interests	(82)	(82)	(62)

Cash flows from financing activities	(848)	153	508

(1)	Represents income before taxes – continuing activities, as per the Consolidated income statement, adjusted for the discontinued activity pre-tax gain of €118 million in 2006 (2005: €48 million).

In 2006, discontinued activities contributed to the increase in cash and cash equivalents as follows: Operating activities €Nil; Investing activities €154 million; and Financing activities €Nil.

The accompanying notes are an integral part of these consolidated financial statements.

ALLIED IRISH BANKS, p.l.c.

Consolidated statements of recognized income and expense

	Years ended December 31,
	2007	2006	2005
			Restated
	(Euro in millions)
Foreign exchange translation differences	(290)	(149)	301
Net change in cash flow hedges, net of tax	(37)	(283)	(76)
Net change in fair value of available for sale securities, net of tax	(191)	(13)	(6)
Net actuarial gains/(losses) in retirement benefit plans, net of tax	393	200	(285)
Net other losses relating to the period	(22)	(47)	(72)

Income and expense recognized directly in equity	(147)	(292)	(138)
Income for the period	2,066	2,298	1,433

Total recognized income and expense for the period	1,919	2,006	1,295

Attributable to:
Equity holders of the parent	1,793	1,859	1,191
Minority interest in subsidiaries	126	147	104

Total recognized income and expense for the period	1,919	2,006	1,295

The accompanying notes are an integral part of these consolidated financial statements.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements

1 ACQUISITIONS, DISPOSALS AND TRANSFERS

2007

Merchant acquiring joint venture with First Data Corporation.

In November 2007, the Group announced the agreement to form a merchant acquiring joint venture with First Data Corporation. The Group’s card acquiring businesses in Ireland and the UK will form the principal basis of the new joint venture. All elements of the transaction were completed by February 4, 2008, following receipt of regulatory approvals. The transaction had no impact on the 2007 income statement. Plant and equipment, amounting to €5 million together with trade receivables and trade payables, were classified as held for sale at the balance sheet date.

AmCredit

In June 2007, the Group entered into an agreement to acquire AmCredit, the mortgage finance business (principally comprising a loan portfolio of €104 million) of the Baltic-American Enterprise Fund (“BalAEF”). The business, which has a strong track record in mortgage lending, operates in Latvia, Lithuania and Estonia. It was established in 1997. BalAEF is a Delaware corporation chartered in 1994, pursuant to legislation enacted by the US Congress to promote private sector development in the Baltic States. The transaction completed on February 1, 2008, and had no impact on the 2007 income statement.

Transfer of a business within AIB Group

Following a review of the Group’s banking license requirements, the AIB Finance banking license was surrendered in January 2007. A revision of the legal entity structure was carried out and the banking business of AIB Finance was transferred to Allied Irish Banks, p.l.c.

2006

Disposal of Ark Life Assurance Company Limited (“Ark Life”). Acquisition of an interest of 24.99% in Hibernian Life Holdings Limited.

On January 30, 2006, the Group’s life assurance subsidiary Ark Life Assurance Company Limited (“Ark Life”) was brought together with Hibernian Life & Pensions Limited, under a holding company Hibernian Life Holdings Limited, of which the Group owns 24.99%.

The transaction gave rise to a gain before and after taxation of €138 million of which €26 million (relating to the transfer by Ark Life of the management contracts of the Ark funds from AIB to Aviva) is treated as a gain on disposal of business and €112 million as a gain on disposal of a discontinued operation. These amounts are shown in the 2006 comparative figures. The gain after taxation for Ark Life for the period to date of disposal of €4 million is included within discontinued operations.

The contribution of the venture for 2007 and for the 11 months ended December 2006 is included in the income statement within associated undertakings. The carrying value of the investment is shown in the balance sheet within interests in associated undertakings (note 30).

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

2 SEGMENTAL INFORMATION

	Year December 31, 2007
	AIB Bank ROI	Capital Markets	AIB Bank UK	Poland	Group	Total
	(Euro in millions)
Operations by business segments
Net interest income	1,777	586	685	308	62	3,418
Other income	490	389	156	371	44	1,450

Total operating income	2,267	975	841	679	106	4,868
Administrative expenses	1,036	446	359	377	158	2,376
Amortization of intangible assets	16	6	1	18	19	60
Depreciation of property, plant and equipment	36	8	11	15	15	85

Total operating expenses	1,088	460	371	410	192	2,521

Operating income/(loss) before provisions	1,179	515	470	269	(86)	2,347
Provisions for impairment of loans and receivables	104	(18)	18	2	—	106
Provisions for liabilities and commitments	—	2	—	(1)	(9)	(8)
Amounts written off/(written back) financial investments available for sale	—	1	—	—	—	1

Total provisions	104	(15)	18	1	(9)	99

Operating income/(loss)	1,075	530	452	268	(77)	2,248
Share of results of associated undertakings	7	—	—	1	120	128
Gain on disposal of property	12	—	—	—	64	76
Construction contract income	—	—	—	—	55	55
Gain/(loss) on disposal of businesses	—	2	—	—	(1)	1

Income before taxation - continuing operations	1,094	532	452	269	161	2,508

Discontinued operation - net of taxation	—	—	—	—	—	—

Other information
Loans and receivables to customers	71,717	25,387	23,726	6,638	135	127,603
Interests in associated undertakings	273	4	—	4	1,401	1,682
Total assets	78,241	57,753	24,946	10,106	6,816	177,862
Customer accounts	41,933	16,715	14,460	8,200	—	81,308
Total liabilities(1)	48,270	84,034	15,306	9,034	10,040	166,684
Total risk weighted assets	63,771	41,188	23,880	7,582	2,965	139,386
Ordinary stockholders’ equity(1)	4,269	2,757	1,598	508	198	9,330
Capital expenditure	116	28	9	41	72	266
Other significant non-cash expenses(2)	17	10	9	3	4	43

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	Year December 31, 2006
	AIB Bank ROI	Capital Markets	AIB Bank UK	Poland	Group	Total
	(Euro in millions)
Operations by business segments
Net interest income	1,581	490	593	236	99	2,999
Other income	434	464	154	302	(27)	1,327

Total operating income	2,015	954	747	538	72	4,326
Administrative expenses	945	425	332	290	182	2,174
Amortization of intangible assets	17	4	—	21	11	53
Depreciation of property, plant and equipment	38	9	11	19	10	87

Total operating expenses	1,000	438	343	330	203	2,314

Operating income/(loss) before provisions	1,015	516	404	208	(131)	2,012
Provisions for impairment of loans and receivables	78	5	26	9	—	118
Provisions for liabilities and commitments	(4)	1	—	(2)	(10)	(15)
Amounts written off/(written back) financial investments available for sale	(1)	2	—	—	—	1

Total provisions	73	8	26	7	(10)	104

Operating income/(loss)	942	508	378	201	(121)	1,908
Share of results of associated undertakings	18	2	—	6	141	167
Gain on disposal of property	6	—	1	—	358	365
Construction contract income	—	—	—	—	96	96
Gain on disposal of businesses	—	79	—	—	—	79

Income before taxation - continuing operations	966	589	379	207	474	2,615

Discontinued operation - net of taxation	116	—	—	—	—	116

Other information
Loans and receivables to customers	60,018	20,808	21,606	4,573	110	107,115
Interests in associated undertakings	268	5	—	3	1,516	1,792
Total assets	66,200	54,093	24,580	7,195	6,458	158,526
Customer accounts	40,841	14,285	13,546	6,203	—	74,875
Total liabilities(1)	46,253	71,666	14,555	6,939	9,201	148,614
Total risk weighted assets	53,307	39,764	22,334	5,698	1,931	123,034
Ordinary stockholders’ equity(1)	3,513	2,620	1,472	376	127	8,108
Capital expenditure	104	24	15	24	64	231
Significant non-cash expenses(2)	31	10	8	4	4	57

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	Year December 31, 2005
	AIB Bank ROI	Capital Markets	AIB Bank UK	Poland	Group	Total
	(Euro in millions)
Operations by business segments
Net interest income	1,314	435	516	205	60	2,530
Other income	376	407	148	222	(36)	1,117

Total operating income	1,690	842	664	427	24	3,647
Administrative expenses	818	383	313	236	131	1,881
Amortization of intangible assets	16	7	1	21	2	47
Depreciation of property, plant and equipment	33	10	9	23	8	83

Total operating expenses	867	400	323	280	141	2,011

Operating income/(loss) before provisions	823	442	341	147	(117)	1,636
Provisions for impairment of loans and receivables	45	34	21	14	1	115
Provisions for liabilities and commitments	10	4	—	1	5	20
Amounts written off /(written back) financial investments available for sale	—	8	—	—	—	8

Total provisions	55	46	21	15	6	143

Operating income/(loss)	768	396	320	132	(123)	1,493
Share of results of associated undertakings	(1)	2	—	—	148	149
Gain on disposal of property	12	—	2	—	—	14
Construction contract income	—	—	—	—	45	45
Gain on disposal of businesses	—	5	—	—	—	5

Income before taxation - continuing operations	779	403	322	132	70	1,706

Discontinued operation - net of taxation	46	—	—	—	—	46

Other information
Loans and receivables to customers	45,461	18,161	17,859	3,663	88	85,232
Interests in associated undertakings	6	14	—	19	1,617	1,656
Total assets	55,224	44,371	20,031	7,813	5,775	133,214
Customer accounts	33,971	12,365	10,913	5,331	—	62,580
Total liabilities(1)	39,137	59,014	11,888	6,658	8,100	124,797
Total risk weighted assets	39,073	38,974	18,335	4,640	634	101,656
Ordinary stockholders’ equity(1)	2,564	2,558	1,203	305	42	6,672
Capital expenditure	71	13	16	19	17	136
Other significant non-cash expenses(2)	21	6	6	—	1	34

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	Year December 31, 2007
	Republic of Ireland	United States of America	United Kingdom	Poland	Rest of the world	Total
	(Euro in millions)
Operations by geographical segments
Net interest income	2,145	56	857	343	17	3,418
Other income	684	43	265	446	12	1,450

Total operating income	2,829	99	1,122	789	29	4,868
Administrative expenses	1,502	39	439	384	12	2,376
Amortization of intangible assets	41	—	1	18	—	60
Depreciation of property, plant and equipment	58	1	11	15	—	85

Total operating expenses	1,601	40	451	417	12	2,521

Operating income before provisions	1,228	59	671	372	17	2,347
Provisions for impairment of loans and receivables	107	—	(3)	2	—	106
Provisions for liabilities and commitments	(6)	—	(1)	(1)	—	(8)
Amounts written off/(written back) financial investments available for sale	1	—	—	—	—	1

Total provisions	102	—	(4)	1	—	99

Operating income	1,126	59	675	371	17	2,248
Share of results of associated undertakings	7	120	—	1	—	128
Gain on disposal of property	76	—	—	—	—	76
Construction contract income	55	—	—	—	—	55
Loss/gain on disposal of businesses	(1)	—	2	—	—	1

Income before taxation - continuing operations	1,263	179	677	372	17	2,508

Discontinued operation - net of taxation	—	—	—	—	—	—

Other information
Loans and receivables to customers	85,706	2,583	31,683	6,638	993	127,603
Interests in associated undertakings	277	1,401	—	4	—	1,682
Total assets	124,265	5,056	35,337	12,152	1,052	177,862
Customer accounts	50,024	914	22,146	8,224	—	81,308
Total liabilities(1)	111,542	9,212	35,314	10,259	357	166,684
Total risk weighted assets	95,810	3,722	26,727	11,804	1,323	139,386
Ordinary stockholders’ equity(1)	6,413	249	1,789	790	89	9,330
Capital expenditure	210	1	10	41	4	266

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	Year December 31, 2006
	Republic of Ireland	United States of America	United Kingdom	Poland	Rest of the world	Total
	(Euro in millions)
Operations by geographical segments
Net interest income	1,899	54	769	264	13	2,999
Other income	665	61	240	351	10	1,327

Total operating income	2,564	115	1,009	615	23	4,326
Administrative expenses	1,401	42	425	297	9	2,174
Amortization of intangible assets	32	—	1	20	—	53
Depreciation of property, plant and equipment	54	1	12	20	—	87

Total operating expenses	1,487	43	438	337	9	2,314

Operating income before provisions	1,077	72	571	278	14	2,012
Provisions for impairment of loans and receivables	70	—	41	9	(2)	118
Provisions for liabilities and commitments	(14)	—	1	(2)	—	(15)
Amounts written off/(written back) financial investments available for sale	1	—	—	—	—	1

Total provisions	57	—	42	7	(2)	104

Operating income	1,020	72	529	271	16	1,908
Share of results of associated undertakings	20	141	—	6	—	167
Gain on disposal of property	364	—	1	—	—	365
Construction contract income	96	—	—	—	—	96
Gain on disposal of businesses	77	1	1	—	—	79

Income before taxation – continuing operations	1,577	214	531	277	16	2,615

Discontinued operation – net of taxation	116	—	—	—	—	116

Other information
Loans and receivables to customers	70,886	2,454	28,546	4,578	651	107,115
Interests in associated undertakings	273	1,516	—	3	—	1,792
Total assets	109,272	5,578	33,908	9,109	659	158,526
Customer accounts	47,559	1,026	20,072	6,214	4	74,875
Total liabilities(1)	104,609	4,202	31,932	7,812	59	148,614
Ordinary stockholders’ equity(1)	5,164	478	2,022	398	46	8,108
Capital expenditure	192	—	15	24	—	231

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	Year December 31, 2005
	Republic of Ireland	United States of America	United Kingdom	Poland	Rest of the world	Total
	(Euro in millions)
Operations by geographical segments
Net interest income	1,564	45	689	225	7	2,530
Other income	537	68	252	251	9	1,117

Total operating income	2,101	113	941	476	16	3,647
Administrative expenses	1,169	59	401	245	7	1,881
Amortization of intangible assets	23	2	1	21	—	47
Depreciation of property, plant and equipment	47	1	11	24	—	83

Total operating expenses	1,239	62	413	290	7	2,011

Operating income before provisions	862	51	528	186	9	1,636
Provisions for impairment of loans and receivables	46	(1)	53	14	3	115
Provisions for liabilities and commitments	18	—	1	1	—	20
Amounts written off/(written back) financial investments available for sale	6	2	—	—	—	8

Total provisions	70	1	54	15	3	143

Operating income	792	50	474	171	6	1,493
Share of results of associated undertakings	1	148	—	—	—	149
Gain on disposal of property	12	—	2	—	—	14
Construction contract income	45	—	—	—	—	45
Gain on disposal of businesses	—	4	1	—	—	5

Income before taxation – continuing operations	850	202	477	171	6	1,706

Discontinued operation – net of taxation	46	—	—	—	—	46

Other information
Loans and receivables to customers	54,571	2,497	24,210	3,663	291	85,232
Interests in associated undertakings	20	1,617	—	19	—	1,656
Total assets	90,731	5,962	28,411	7,815	295	133,214
Customer accounts	40,793	843	15,612	5,331	1	62,580
Total liabilities(1)	90,653	4,359	23,046	6,730	9	124,797
Ordinary stockholders’ equity(1)	4,039	477	1,810	320	26	6,672
Capital expenditure	100	1	16	19	—	136

(1)

The fungible nature of liabilities within the banking industry inevitably leads to allocations of liabilities to segments, some of which are necessarily subjective. Accordingly, the directors believe that the analysis of total assets is more meaningful than the analysis of ordinary stockholders’ equity or liabilities.

(2)	Comprises share based payments expense.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

Gross revenue by business segment

	Year December 31, 2007
	AIB Bank ROI	Capital Markets	AIB Bank UK	Poland	Group	Eliminations	Total
	(Euro in millions)
External customers	4,500	3,516	2,017	869	217	—	11,119
Inter-segment revenue	2,733	3,178	913	75	78	(6,977)	—

Total gross revenue	7,233	6,694	2,930	944	295	(6,977)	11,119

	Year December 31, 2006
External customers	3,080	2,764	1,497	641	974	—	8,956
Inter-segment revenue	1,335	2,057	616	1	80	(4,089)	—

Total gross revenue	4,415	4,821	2,113	642	1,054	(4,089)	8,956

	Year December 31, 2005
External customers	2,232	2,260	1,246	700	39	—	6,477
Inter-segment revenue	903	1,260	333	8	286	(2,790)	—

Total gross revenue	3,135	3,520	1,579	708	325	(2,790)	6,477

Gross revenue from external customers equates to: interest and similar income; dividend income; fee and commission income; net trading income; other operating income; gain on disposal of property; construction contract income; and gain on disposal of businesses. The amounts relate to continuing operations only.

3. INTEREST INCOME AND SIMILAR INCOME

	Years ended December 31,
	2007	2006	2005
	(Euro in millions)
Interest on loans and receivables to banks	518	307	167
Interest on loans and receivables to customers	7,408	5,444	4,032
Interest on trading portfolio financial assets	393	380	305
Interest on financial investments	1,021	797	647

	9,340	6,928	5,151

Interest income in 2007 includes a charge of €74 million (2006: a credit of €70 million; 2005: a credit of €141 million) removed from equity in respect of cash flow hedges.

4. INTEREST EXPENSE

	Years ended December 31,
	2007	2006	2005
	(Euro in millions)
Interest on deposits by banks	1,585	1,163	775
Interest on customers accounts	2,349	1,597	1,169
Interest on debt securities in issue	1,736	955	545
Interest on subordinated liabilities and other capital instruments	252	214	132

	5,922	3,929	2,621

Interest expense in 2007 includes a credit of €25 million (2006: a charge of €6 million; 2005: a charge of €22 million) removed from equity in respect of cash flow hedges.

5. DIVIDEND INCOME

The dividend income relates to income from equity shares held as financial investments available for sale.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

6. NET FEE AND COMMISSION INCOME

	Years ended December 31,
	2007	2006	2005
	(Euro in millions)
Fee and commission income:
Retail banking customer fees	846	748	656
Credit related fees	127	123	121
Asset management fees	308	219	158
Brokerage fees	116	95	70
Insurance commissions	56	50	56

	1,453	1,235	1,061
Fee and commission expense	(197)	(161)	(145)

	1,256	1,074	916

7. TRADING INCOME

	Years ended December 31,
	2007	2006	2005
	(Euro in millions)
Foreign exchange contracts	113	101	59
Debt securities and interest rate contracts	(69)	44	34
Equity securities and index contracts	30	28	19

	74	173	112

The total hedging ineffectiveness on cash flow hedges charged to the income statement amounted to €13 million (2006: €13 million; 2005: €4 million) and is included in net trading income.

8. OTHER OPERATING INCOME

	Years ended December 31,
	2007	2006	2005
	(Euro in millions)
Gain/(loss) on disposal of available for sale debt securities	3	(4)	17
Gain on disposal of available for sale equity shares	49	15	2
Miscellaneous operating income(1)	37	46	53

Total operating income	89	57	72

(1)	Includes an amount of €2 million in respect of foreign exchange gains and losses (2006: €21 million; 2005: €43 million).

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

9. OPERATING EXPENSES

		Years ended December 31,
		2007	2006	2005
		(Euro in millions)
	Personnel expenses:
	Wages and salaries	1,206	1,074	948
	Share-based payment plans (note 13)	43	57	34
	Retirement benefits (note 14)	158	144	133
	Social security costs	135	119	104
	Other personnel expenses	73	108	79

		1,615	1,502	1,298

	General and administrative expenses:
	Auditors’ remuneration (including Value Added Tax):(1)
Audit services:	Statutory audit	6	3	2
	Audit related services	1	8	2

		7	11	4

Other services:	Taxation services	1	1	1
	Other consultancy	—	—	1

		1	1	2

	Operating lease rentals:
	Property	74	46	37

	Other administrative expenses	679	614	540

	Restructuring costs	—	—	—

	Administrative expenses	2,376	2,174	1,881

(1)

Audit services include fees for the statutory audit of the Group and fees for assignments which are of an audit nature. These fees include assignments where the auditors provide assurance to third parties and in 2006 includes fees in respect of preparation for Sarbanes Oxley implementation. In 2007, fees in respect of Sarbanes Oxley compliance are included in Audit Services: Statutory audit as part of an integrated audit approach.

In the year ended December 31, 2007, 33% (2006: 39%; 2005: 43%) of the total statutory audit fees and 27% (2006: 29%; 2005: 31%) of audit related services were paid to overseas offices of the Auditors.

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

10. AMOUNTS WRITTEN OFF/(WRITTEN BACK) FINANCIAL INVESTMENTS

	Years ended December 31,
	2007	2006	2005
	(Euro in millions)
Debt securities	—	—	1
Equity shares	1	1	7

	1	1	8

11. GAIN ON DISPOSAL OF PROPERTY

2007

The sale of properties which were surplus to business requirements gave rise to a gain on disposal of €12 million. In addition the Group continued with its sale and leaseback programme announced in 2006 and 22 properties were sold giving rise to a gain before tax of €64 million (€58 million after tax). The leases qualify as operating leases and the commitments in respect of the operating lease rentals (initial rent payable €3.6 million per annum) are included in note 51 Commitments.

2006

The sale of properties which were surplus to business requirements gave rise to a gain on disposal of €7 million (2005: €7 million). Details of the sale and leaseback transactions undertaken in 2006 are set out below:

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	Profit recognized	Tax charge	Initial rent payable	Minimum lease term
		(Euro in millions)
Bankcentre Headquarters Building – Blocks A to D	167	32	4.5	4 yrs, 11 mths, 3 weeks
Bankcentre Headquarters Building – Blocks E to H	89	17	7.1	20 years
Donnybrook House	29	4	1.2	1 year
11 Branches	73	15	3.1	15 years

	358	68	15.9

The commitments in respect of the operating lease rentals are included in note 51 Commitments.

12. CONSTRUCTION CONTRACT INCOME

	Years ended December 31,
	2007	2006	2005
	(Euro in millions)
Construction revenue	101	171	81
Construction expense	(46)	(75)	(36)

	55	96	45

In 2005, AIB sold land at its Bankcentre headquarters to a syndicate of investors, the Serpentine Consortium. The consortium outsourced the construction of a new development on the above land to Blogram Limited, a subsidiary of Allied Irish Banks, p.l.c., on a fixed price contract basis. Practical completion of the building was achieved on October 1, 2007. Total consideration amounted to €363 million and was paid in full by the Serpentine Consortium by December 31, 2007 (2006: €196.5 million; 2005: €25.8 million was due from the consortium). As at December 31, 2007, 97.06% of construction income had been recognized in the income statement (2006: 68.38%; 2005: 21.98%). Construction contract income net of tax is €48 million (2006: €82 million; 2005: €39 million).

Dohcar Limited, a subsidiary of Allied Irish Banks, p.l.c., contracted with the Serpentine Consortium to lease the property on completion at an initial rent of €16.1 million per annum for a period of 30 years with a break clause at year 23. Future lease rental commitments in respect of this transaction have been reported in the accounts (note 51).

The nature of this transaction, which includes the sale of land, an agreement to construct a building and an agreement to lease the building represented a linked transaction and met the definition under IFRS of a sale and leaseback. The transaction, which takes the legal form of a lease, is deemed to be linked because the economic benefits of the overall transaction cannot be understood without reference to the series of transactions as a whole. Guidance on determining these transactions to be linked is taken from the Standing Interpretations Committees [SIC] 27 – Evaluating the Substance of Transactions in the Legal Form of a Lease. Because the significant income from the transaction arises from the construction contract, the income is recognized in accordance with IAS 11 “Construction Contracts”. Because the contract to construct the building is linked to the contract to sell the land, the profit recognition on the sale of the land is in line with the profit recognition on the development project.

13. SHARE-BASED PAYMENT PLANS

The Group operates a number of share-based compensation plans as outlined below on terms approved by the stockholders. The requirements of IFRS 2 “Share-based payment” have been applied to all equity share based payments granted after November 7, 2002 that had not vested by January 1, 2005.

The share-based payment plans which AIB Group operates in respect of ordinary shares in Allied Irish Banks, p.l.c., are:

(i)	AIB Group Share Option Plans

(ii)	Employee Profit Sharing Plans

(iii)	AIB Save As You Earn (SAYE) Share Option Plan UK

(iv)	Long Term Incentive Plans

(v)	AIB Group Performance Share Plan 2005

BZWBK operates a Long Term Incentive plan with grants of shares in BZWBK and this plan is described under Long Term Incentive Plans below.

(i) AIB Group Share Option Plan

The “AIB Group Share Option Plan” (“the 2000 Plan”) was approved by stockholders at the 2000 AGM and replaced the Executive Share Option Plan (“the 1986 Plan”) introduced some years previously. The former plan has been replaced by the AIB Group Performance Share Plan 2005, to the extent that further grants of options over the Company’s shares will not be made, except in exceptional circumstances. The 2000 plan operates as follows: Options were granted at the market price, being the middle market quotation of the Company’s shares on the Irish Stock Exchange on the day preceding the date on which the option is granted. The exercise of options is conditional on the achievement of earnings per share (“EPS”) growth of at least 5% per annum, compounded, above the increase in the Irish Consumer Price Index (“CPI”) over a period of not less than three and not more than five years from date of grant. Options may not be transferred or assigned and may be settled through the issue/re-issue of shares. Options granted under the 2000 Plan may be exercised only between the third and tenth anniversaries of their grant.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

The following table summarizes the share option plan activity over each of the three years ended December 31, 2007, 2006, and 2005.

	2007		2006		2005
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	‘000	€	‘000	€	‘000	€
Outstanding at January 1	14,042.5	12.90	18,627.8	12.47	21,025.2	11.90
Granted	—	—	—	—	1,459.0	16.21
Exercised	(2,672.8)	11.53	(4,346.1)	11.07	(3,487.9)	10.55
Forfeited	(237.6)	10.66	(239.2)	13.05	(368.5)	12.74

Outstanding at December 31	11,132.1	13.27	14,042.5	12.90	18,627.8	12.47
Exercisable at December 31	9,732.5	12.85	6,599.3	12.03	3,938.4	11.71

The following tables present the number of options outstanding at December 31, 2007, 2006 and 2005.

	December 31, 2007
	Weighted average remaining contractual life in years	Number of options outstanding ‘000	Weighted average exercise price €

Range of exercise price
€11.98 - €13.90	4.90	9,732.5	12.85
€16.20 - €18.63	7.34	1,399.6	16.21

	December 31, 2006
	Weighted average remaining contractual life in years	Number of options outstanding ‘000	Weighted average exercise price €
Range of exercise price
€10.02 - €11.98	2.92	4,168.3	11.29
€12.60 - €13.90	6.41	8,464.2	13.14
€16.20 - €18.63	8.34	1,410.0	16.21

	December 31, 2005
	Weighted average remaining contractual life in years	Number of options outstanding ‘000	Weighted average exercise price €
Range of exercise price
€10.02 - €11.98	3.34	7,910.3	11.00
€12.60 - €13.90	7.39	9,280.5	13.15
€16.20 - €18.63	9.32	1,437.0	16.21

The binomial option pricing model has been used in estimating the value of the options granted during 2005.

The expected volatility is based on an analysis of historical volatility over the ten years prior to the grant of the awards. The following table details the assumptions used, and the resulting fair values provided by the option pricing model in respect of options being expensed in 2007 in accordance with IFRS 2.

	2005	2004
Number of options granted in the year (‘000)	1,459.0	3,223.5
Exercise price	€16.21	€12.60
Vesting period (years)	3	3
Expected volatility	28.1%	30.5%
Options life (years)	10	10
Risk free rate	3.37%	4.25%
Expected dividends expressed as a dividend yield	3.8%	3.8%
Fair value per option	€4.19	€3.24

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

(ii) Employee Profit Sharing Plans

The Company operates the “AIB Approved Employees Profit Sharing Plan 1998” (“the Plan”) on terms approved by the stockholders at the 1998 Annual General Meeting. All employees, including executive directors of the Company and certain subsidiaries are eligible to participate, subject to minimum service periods (i.e., a continuous employment for at least one year prior to the last day of the relevant accounting period) and being in employment on the date on which an invitation to participate is issued. The Directors at their discretion, may set aside each year, for distribution under the Plan, a sum not exceeding 5% of eligible income of participating companies.

Eligible employees in the Republic of Ireland may elect to receive their profit sharing allocations either in shares or in cash. Such shares are held by Trustees for a minimum period of two years and are required to be held for a total period of three years for the employees to obtain the maximum tax benefit. Such employees may elect to forego an amount of salary, subject to certain limitations, towards the acquisition of additional shares. The maximum market value of shares that may be appropriated to any employee in a year may not exceed €12,700. During 2007, 1,207,757 ordinary shares, with a value of €27.3 million were distributed to employees participating in the Profit Sharing Plan in the Republic of Ireland. In addition, 779,141 ordinary shares, with a value of €17.6 million, were purchased by employees through the salary foregone facility.

A Share Ownership Plan (“the Plan”) operates in the UK in place of a profit sharing plan. The Plan, which was approved by stockholders at the 2002 Annual General Meeting, provides for the acquisition by eligible employees of shares in a number of categories: Partnership Shares, in which each eligible employee may invest up to Stg £1,500 per annum from salary; Free Shares, involving the award by the Company of shares up to the value of Stg £3,000 per annum per employee, and Dividend Shares, which may be acquired by each eligible employee, by re-investing dividends of up to Stg £1,500 per annum.

To participate in the Plan, eligible employees must have been in the continuous employment of the Group from July 1, prior to the grant date. During 2007, a total of 320,352 shares with a value of €7.2 million (2006: 292,123 shares with a value of €5.7 million; 2005: 274,251 shares with a value of €4.3 million) were awarded under the Free Share plan. Free Shares are forfeited on a sliding scale should the employee leave the service of the Group within three years of grant date. The market value was determined as the mid-market price of the Company’s shares on the Irish Stock Exchange daily official list on the relevant date.

The following table summarizes activity in the Free Share category during 2007, 2006 and 2005.

	2007	2006	2005
	Number of options	Number of options	Number of options
	‘000	‘000	‘000
Outstanding at January 1	1,090.3	916.6	661.5
Granted	320.4	292.1	274.2
Forfeited	(23.5)	(17.7)	(19.1)
Vested	(55.9)	(100.7)	—

Outstanding at December 31	1,331.3	1,090.3	916.6

(iii) AIB Save As You Earn (SAYE) Share Option Plan UK

The company operates a “Save As You Earn Share Option Plan” (“the Plan”) in the UK. The plan is open to all employees of AIB Group in the UK who have completed six months continuous service at the date of grant. Under the Plan employees may opt to save fixed amounts on a regular basis, over a three-year period, subject to a maximum monthly saving of Stg £250 per employee. At the end of the three-year period, (a) a tax-free bonus equal to a multiple of the participants monthly contribution is added in line with rates approved by the Inland Revenue (1.4 times and 1.8 times) for contracts entered into in 2006 and 2007 respectively; and (b) the participant has 6 months in which to exercise the option and purchase ordinary shares at the option price (fixed price being the average price per AIB ordinary share, on the London Stock Exchange on the day prior to grant date, less 20% discount); or the participant may withdraw the savings and bonus amount.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

The following table summarizes option activity during 2007, 2006 and 2005.

	2007		2006		2005
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	‘000	€	‘000	€	‘000	€
Outstanding at January 1	1,549.4	10.60	1,434.7	10.17	1,186.5	9.57
Granted	635.5	17.80	189.1	15.99	299.2	13.02
Forfeited	(104.3)	13.73	(72.9)	10.60	(51.0)	13.02
Exercised	(1,076.9)	9.70	(1.5)	10.79	—	—

Outstanding at December 31	1,003.7	16.30	1,549.4	10.60	1,434.7	10.17
Exercisable at December 31	3.6	9.70	—	—	—	—

The Black Scholes option pricing model has been used in estimating the value of the options granted in 2007. The expected volatility is based on historical volatility over the three and a half years prior to the grant of the SAYE options.

The following table details the assumptions used, and the resulting fair values provided by the option pricing model in respect of options being expensed in accordance with IFRS 2.

	2007	2006	2005
Share price at grant date	€22.24	€19.99	€16.28
Exercise price	€17.80	€15.99	€13.02
Vesting period (years)	3	3	3
Expected volatility	19.0%	20.0%	27.3%
Options life (years)	3.5	3.5	3.5
Expected life (years)	3	3	3
Risk-free rate	4.06%	3.38%	2.48%
Expected dividends expressed as a dividend yield	3.2%	3.8%	3.8%
Fair value per option	€4.74	€4.06	€3.99

(iv) Long Term Incentive Plans

The “AIB Group Long Term Incentive Plan” (“LTIP”), was approved by stockholders at the 2000 Annual General Meeting. Conditional grants of awards under this plan in 2000 and 2001 have lapsed due to performance conditions not being met.

BZWBK Long Term Incentive Plan

During 2006, BZWBK introduced a “Long Term Incentive Plan” (“the Plan”) on terms approved by its stockholders. The plan is designed to provide market-competitive incentives for senior executives, in the context of BZWBK’s long-term performance against stretching growth targets.

During 2006, conditional awards of 132,476 ordinary shares of BZWBK were made to less than 100 employees with vesting to take place on the date of the AGM approving financial statements for the last year of the performance period. 25% of shares will vest if EPS performance over the three year period exceeds the growth in the Polish Consumer Price Index (“CPI”) plus 5% per annum with up to 100% vesting on a straight-line basis if EPS performance over the three year period exceeds Polish CPI plus 12% p.a. During 2007, conditional awards of 78,341 ordinary shares of BZWBK were made to less than 100 employees with vesting to take place on the date of the AGM approving financial statements for the last year of the performance period. 25% of shares will vest if EPS performance over the three year period exceeds the growth in the Polish CPI plus 8% per annum with up to 100% vesting on a straight-line basis if EPS performance over the three year period exceeds Polish CPI plus 16% p.a.

In each case there is no re-test and the grant will expire after 3 years.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

The following table summarizes option activity during 2007:

	2007		2006
	Number of shares	Weighted average exercise price €	Number of shares	Weighted average exercise price €
Outstanding at January 1	128,223	2.57	—	—
Granted	78,341	2.65	132,476	2.57
Forfeited	(5,842)	2.65	(4,253)	2.57

Outstanding at December 31	200,722	2.60	128,223	2.57

The Black Scholes model has been used in estimating the value of the grant. The expected volatility is based on an analysis of historical volatility based on approximately 7 months preceding the grant date.

The following table details the assumptions used and the resulting fair values provided by the option pricing model.

	2007	2006
Number of BZWBK shares granted in the year	78,341	132,476
Exercise price	€2.65	€2.57
Vesting period (years)	3	3
Expected volatility	40.69%	37.38%
Risk-free rate	4.9%	4.6%
Expected dividends expressed as a dividend yield	2.05%	2.25%
Fair value per option	€70.78	€38.65

(v) AIB Group Performance Share Plan 2005

The “AIB Group Performance Share Plan 2005” (“the Plan”) was approved by the stockholders at the 2005 AGM. This Plan is designed to provide market-competitive incentives for senior executives, in the context of the Company’s long-term performance against stretching growth targets and the overall return to stockholders. Conditional grants of awards of ordinary shares are made to employees. These awards vest in full on the third anniversary of the grant if the performance conditions at (a) and (b) below are met:

(a)	50% of awards will vest if the growth in the Company’s EPS over the three-year period beginning with the year of grant is not less than the increase in the Irish Consumer Price Index (“CPI”) plus 10% per annum, compounded over that period; and
(b)	50% of awards will vest if:

(i)	in respect of awards granted in 2005, the Company’s Total Stockholder Return (“TSR”) (the calculation of which is set out in the Rules of the Plan) over the period referred to at (a) above relative to a peer group of at least 15 banks (listed in the Rules of the Plan) is such as to position AIB not below the 80th percentile;
(ii)	in respect of awards granted in 2006 and subsequent years, the Company’s TSR over the period referred to at (a) above relative to the banks in the FTSE Eurofirst 300 Banks Index (listed in the Rules of the Plan) is such as to position AIB not below the 80th percentile; and
(iii)	in respect of awards granted in 2007 and subsequent years, in addition to the condition at (ii) above, the Remuneration Committee is also satisfied that the recorded TSR is a genuine reflection of the Group’s underlying financial performance during the relevant three consecutive complete financial years.

For performance below these levels, the following vesting will apply:

•

10% of awards will vest if the growth in the Company’s EPS over the three-year period beginning with the year of grant is not less than the increase in the Irish CPI plus 5% per annum, compounded over that period;

•

10% of awards will also vest if the Company’s TSR over the period relative to the peer group (at (b)(i) in respect of awards granted in 2005, and at (b)(ii) in respect of awards granted in 2006 or subsequently and subject also to the underlying performance condition at (b)(iii) in respect of awards granted in 2007 and subsequently) is not less than the median TSR of that peer group;

•

Between these levels of performance (i.e., EPS growth over the period of Irish CPI plus more than 5% and up to 10% p.a., compounded, and TSR between the median and the 80th percentile) awards will vest on a graduated scale;

•	No awards will vest if performance is below the minimum levels stated above.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

At December 31, 2007, conditional grants of awards of 3,794,640 ordinary shares in aggregate were outstanding to 534 employees. The expense arising from the conditional grants of awards is determined as follows:

•	the market value of the shares at the date of grant, adjusted to take into account the expected vesting, is used to determine the value of the award subject to the EPS vesting criteria; and

•	the expected vesting of the shares is used to determine the value of the award subject to the TSR vesting criteria.

The following table summarizes share activity during 2007, 2006 and 2005.

	2007	2006	2005
	Number of shares	Number of shares	Number of shares
	‘000	‘000	‘000
Outstanding at January 1,	1,597.8	290.9	—
Granted	2,233.7	1,315.7	290.9
Forfeited	(36.9)	(8.8)	—

Outstanding at December 31,	3,794.6	1,597.8	290.9

The fair value of the shares at date of grant was €22.85, €19.11 and €17.65 for 2007, 2006 and 2005 respectively.

Income statement expense

The total expense arising from share based payment transactions amounted to €43 million in the year ended December 31, 2007 (2006: €57 million; 2005: €34 million).

Limitations on share-based payment plans

The Group complies with guidelines issued by the Irish Association of Investment Managers in relation to shares issued under the above plans.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

14. RETIREMENT BENEFITS

The Group operates a number of pension and retirement benefit plans for employees, the majority of which are funded. These include defined benefit and defined contribution plans. In December 2007, the Group introduced a hybrid pension plan for employees in the Republic of Ireland who were not members of the defined benefit plan. The hybrid pension plan includes elements of both a defined benefit and a defined contribution plan.

(i) Defined benefit plans

The Group operates a number of defined benefit plans, the most significant being the AIB Group Irish Pension Plan (“the Irish plan”) and the AIB Group UK Pension Plan (“the UK plan”). The defined benefit plan in Ireland and the UK was closed to new members from December 1997. However, members who joined the new hybrid plan in 2007 became members of the Irish plan. Approximately 75 per cent of staff in the Republic of Ireland are members of the Irish plan while 45 per cent of staff in the UK are members of the UK plan.

Retirement benefits for the defined benefit plans are calculated by reference to service and pensionable salary at normal retirement date. Independent actuarial valuations for the main Irish and UK plans are carried out on a triennial basis. The last such valuations were carried out on June 30, 2006 using the Attained Age Method. The plans are funded and a contribution rate of 28.6% was set for the Irish plan with effect from January 1, 2007. This funding rate was amended to 22.3% from December 1, 2007, following the introduction of the hybrid arrangements. Members of the new hybrid plan contribute 5% of salary. A contribution rate of 30.8% of salaries together with annual payments of £17 million from January 1, 2007 to December 31, 2011 increasing to £29 million per annum for five years thereafter (previously 44.6%) have been set for the UK plan. The Group has agreed with the Trustees of the Irish plan that it will aim to reduce the deficit over 16 years (UK plan: 9 years). The total contribution to the defined benefit pension plans in 2008 is estimated to be €164 million approximately. The actuarial valuations are available for inspection to the members of the plans.

The following table summarizes the financial assumptions adopted in the preparation of these accounts in respect of the main plans. The assumptions, including the expected long-term rate of return on assets, have been set based upon the advice of the Group’s actuary.

	December 31,
	2007	2006
	%	%
Financial assumptions

Irish plan
Rate of increase in salaries(1)	4.75	4.75
Rate of increase of pensions in payment	2.25	2.25
Expected return on plan assets	6.82	6.35
Discount rate	5.50	4.70
Inflation assumptions	2.25	2.25

UK plan
Rate of increase in salaries(1)	4.75	4.75
Rate of increase of pensions in payment	3.00	2.75
Expected return on plan assets	6.61	6.34
Discount rate	5.70	5.00
Inflation assumptions	2.75	2.50

Other plans
Rate of increase in salaries	4.25-4.90	3.00-4.75
Rate of increase of pensions in payment	0.00-3.00	0.00-3.00
Expected return on plan assets	5.50-7.70	5.90-6.70
Discount rate	5.50-6.00	4.50-5.50
Inflation assumptions	2.25-3.00	2.25-2.75

(1)	The rate of increase in salaries include the impact of salary scale improvements.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

Mortality assumptions

An actuarial review was carried out at June 2006 into the mortality experience of the Group’s Irish and UK plans. This review concluded that the mortality assumptions set out below include sufficient allowance for future improvements in mortality rates. The life expectancies underlying the value of the plan liabilities for the Irish and UK plans at both December 31, 2007 and 2006 are as follows:

	Irish plan Years	UK plan Years
Retiring today age 63
Males	21.7	23.1
Females	24.6	26.0
Retiring in 10 years at age 63
Males	23.9	25.0
Females	26.9	27.8

Sensitivity analysis for principal assumptions used to measure plan liabilities

There are inherent uncertainties surrounding the financial assumptions adopted in calculating the actuarial valuation of the AIB Group Pension Plans. Set out in the table below is a sensitivity analysis for the key assumptions for the AIB Group Irish and UK pension plans. Note that the change in assumptions are independent of each other i.e. the effect of the reflected change in the discount rate assumes that there has been no change in the rate of mortality assumption and vice versa.

Assumption	Change in assumption	Impact on plan liabilities
		Irish plan	UK plan

Inflation	Increase by 0.25%	Increase by 3.0%	Increase by 3.4%

Salary growth	Increase by 0.25%	Increase by 2.0%	Increase by 2.0%

Discount rate	Increase by 0.25%	Decrease by 4.8%	Decrease by 5.6%

Rate of mortality	Increase life expectancy by 1 year	Increase by 2.4%	Increase by 2.4%

The following table sets out on a combined basis for all plans, the fair value of the assets held by the plans together with the long-term rate of return expected for each class of assets for the Group.

	December 31, 2007		December 31, 2006
	Long term rate of return expected	Value	Long term rate of return expected	Value
	%	€ m	%	€ m
Equities	7.5	2,581	7.1	2,602
Bonds	4.5	621	4.1	478
Property	6.0	395	6.0	348
Cash/other	5.2	96	4.0	269

Total market value of assets	6.8	3,693	6.4	3,697
Actuarial value of liabilities of funded plans		(4,062)		(4,551)

Deficit in funded plans		(369)		(854)
Unfunded plans		(54)		(83)

Net pension deficit		(423)		(937)

At December 31, 2007, the pension plan assets within equities included AIB shares amounting to €42 million (December 31, 2006: €76 million).

Included in the actuarial value of the liabilities is an amount in respect of commitments to pay annual pensions amounting to €112,492 in aggregate to a number of former directors.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

The following table sets out the components of the defined benefit cost for each of the years ended December 31, 2007, 2006 and 2005.

	Years ended December 31,
	2007	2006	2005
	(Euro in millions)
Included in administrative expenses:
Current service cost	128	132	103
Past service cost	11	7	14
Settlements and curtailments	—	—	(1)
Expected return on pension plan assets	(235)	(205)	(179)
Interest on pension plan liabilities	218	191	171

Cost of providing defined retirement benefits	122	125	108

The actual return on plan assets during the year ended December 31, 2007 was €23 million (2006: €439 million; 2005: €553 million).

	Years ended December 31,
	2007	2006	2005
	(Euro in millions)
Movement in defined benefit obligation during the year
Defined benefit obligation at beginning of year	4,634	4,362	3,414
Current service cost	128	132	103
Past service cost	11	7	14
Interest cost	218	191	171
Actuarial gains and losses	(682)	7	718
Benefits paid	(100)	(89)	(84)
Settlements	(7)	—	(1)
Translation adjustment on non-euro plans	(86)	24	27

Defined benefit obligation at end of year	4,116	4,634	4,362

	Years ended December 31,
	2007	2006	2005
	(Euro in millions)
Movement in the fair value of plan assets during the year
Fair value of plan assets at beginning of year	3,697	3,135	2,528
Expected return	235	205	179
Actuarial gains and losses	(212)	234	374
Contributions by employer	145	193	121
Benefits paid	(100)	(89)	(84)
Settlements	(7)	—	—
Translation adjustment on non-euro plans	(65)	19	17

Fair value of plan assets at end of year	3,693	3,697	3,135

	Years ended December 31,
	2007	2006	2005
	(Euro in millions)
Analysis of the amount recognized in the statement of recognized income and expense (“SORIE”)
Actual return less expected return on pension plan assets	(212)	234	374
Experience gains and losses on plan liabilities	(32)	(121)	(62)
Changes in demographic and financial assumptions	714	114	(656)

Actuarial gains and losses recognized under IAS 19	470	227	(344)
Deferred tax	(74)	(35)	59

Recognized in the statement of recognized income and expense (1)	396	192	(285)

(1)	SORIE total includes €3 million (2006: €8 million, 2005: € Nil) in respect of associated undertakings.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	Years ended December 31,
	2007	2006	2005	2004	2003
	(Euro in millions)
History of experience gains and losses
Difference between expected and actual return on plan assets:
Amount	(212)	234	374	99	93
Percentage of plan assets	6%	6%	12%	4%	4%
Experience gains and losses on plan liabilities:
Amount	(32)	(121)	(62)	(150)	97
Percentage of plan liabilities	1%	2%	1%	4%	3%
Total amount recognized in SORIE:
Amount	470	227	(344)	(230)	(67)
Percentage of plan liabilities	11%	5%	8%	7%	2%

	2007	2006	2005	2004	2003
	(Euro in millions)
Defined benefit pension plans
Funded defined benefit obligation	4,062	4,551	4,272	3,356	2,855
Plan assets	3,693	3,697	3,135	2,528	2,225

Deficit within funded plans	369	854	1,137	828	630

(ii) Defined contribution plans

The Group operates a number of defined contribution plans. The defined benefit plan in Ireland and the UK was closed to new members from December 1997. Employees joining after December 1997 joined on a defined contribution basis. In December 2007, the Group introduced a hybrid pension plan for employees in the Republic of Ireland who are not members of the defined benefit plan. This plan includes elements of both a defined benefit and a defined contribution plan. Members who joined the new hybrid plan in 2007 became members of the Irish plan. The standard contribution rate in Ireland was 8% during 2007 and increases to 10% in respect of the defined contribution elements of the hybrid plan. The standard contribution rate in the UK is 5% and these members are also accruing benefits under SERPS (the State Earnings Related Pension Plan). The total cost in respect of defined contribution plans for 2007 was €36 million (2006: €19 million, 2005: €25 million).

15. GAIN ON DISPOSAL OF BUSINESSES

2007

The gain on disposal of businesses in 2007 includes the final accrual of €2 million (tax charge €0.6 million) arising from the sale of the Govett business in 2003.

2006

The gain on disposal of businesses in 2006 of €79 million includes gain relating to the transfer by Ark Life of investment management contracts in conjunction with the sale of Ark Life of €26 million (tax charge €Nil) (note 1);AIB’s 50% stake in AIB/BNY Securities Services (Ireland) Ltd. of €51 million (tax charge €Nil); and Ketchum Canada Inc. of €1 million (tax charge €Nil), and the accrual of €1 million (tax charge €0.3 million), arising from the sale of the Govett business in 2003. The €1 million gain on disposal of Ketchum Canada Inc. and the €1 million accrual arising from the sale of Govett are not included in the Adjusted Earnings per share in note 21.

2005

The gain on disposal of businesses in 2005 of €5 million relates to the sale of Community Counselling Services of €4 million (tax charge €1 million), and deferred consideration of €1 million (tax charge €0.3 million), arising from the sale of the Govett business in 2003.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

16. APPLICABLE TAXES

	Years ended December 31,
	2007	2006	2005
	(Euro in millions)
Allied Irish Banks, p.l.c. and subsidiaries:
Corporation tax in Republic of Ireland
Current tax on income for the period(1)	203	252	160
Adjustments in respect of prior periods	(10)	3	1
	193	255	161
Double taxation relief	(25)	(23)	(10)

	168	232	151
Foreign tax
Current tax on income for the period	257	220	163
Adjustments in respect of prior periods	10	(14)	(11)
	267	206	152

Total current tax	435	438	303

Deferred taxation
Origination and reversal of timing differences	7	(5)	16

Taxation expense – continuing operations	442	433	319

Effective income tax rate – continuing operations	17.6%	16.6%	18.7%

(1)	Includes a charge of €29.5 million in the year ended December 31, 2005 in relation to the Irish Government bank levy.

Factors affecting the effective income tax rate

The effective income tax rate for 2007, 2006 and 2005 is lower than the weighted average of the Group’s statutory corporation tax rates across its geographic locations. The differences are explained below.

	2007	2006	2005
	%	%	%
Weighted average corporation tax rate(2)	19.7	18.2	20.7
Effects of:
Expenses not deductible for tax purposes	0.6	0.6	0.4
Exempted income, income at reduced rates and tax credits	(0.8)	(1.0)	(1.2)
Income taxed at higher rates	0.3	0.8	—
Net effect of differing tax rates overseas	0.2	0.2	0.3
Capital allowances in excess of depreciation	—	—	0.2
Other differences	(0.2)	0.2	(0.1)
Tax on associated undertakings	(1.7)	(1.9)	(3.0)
Bank levy in Republic of Ireland	—	—	1.7
Adjustments to tax charge in respect of previous periods	(0.5)	(0.5)	(0.3)

Effective income tax rate – continuing operations	17.6	16.6	18.7

(2)	The weighted average corporation tax rate is derived from the standard tax rate in each jurisdiction multiplied by the net income generated in that jurisdiction.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

17. MINORITY INTERESTS IN SUBSIDIARIES

	Years ended December 31,
	2007	2006	2005
	(Euro in millions)
The profit attributable to minority interests is analyzed as follows:
Equity interest in subsidiaries	69	65	42
Other equity interest in subsidiaries (note 45)	48	48	48

	117	113	90

18. DISTRIBUTIONS TO OTHER EQUITY HOLDERS

Distributions to other equity holders are recognized in equity when declared by the Board of Directors. In 2007, the distributions on the €500 million Reserve Capital Instruments (RCIs) amounted to €38 million (2006: €38 million, 2005: €38 million).

19. DISTRIBUTIONS ON EQUITY SHARES

Final dividends on ordinary shares are recognized in equity in the period in which they are approved by the Company’s stockholders, or in the case of the interim dividend, when it has been declared by the Board of Directors and paid in the period. Dividends declared after the balance sheet date are disclosed in note 59.

	Years ended December 31,			Years ended December 31,
	2007	2006	2005	2007	2006	2005
	(cent per €0.32 share)			(Euro in millions)
Ordinary Shares of €0.32 each
Final dividend 2006 (2005: 2004)	46.5	42.3	38.5	407	367	332
Interim dividend 2007 (2006: 2005)	27.8	25.3	23.0	245	221	200

	74.3	67.6	61.5	652	588	532

20. EARNINGS PER SHARE

	Years ended December 31,
	2007			2006			2005
	(Euro in millions)
(a) Basic
Net income attributable to equity holders of the parent		1,949			2,185			1,343
Distributions to other equity holders (note 18)		(38)			(38)			(38)

Net income attributable to ordinary stockholders		1,911			2,147			1,305

Weighted average number of shares in issue during the period		876.7	m		870.1	m		864.5	m
Earnings per share – basic	Eu	r218.0	c	Eu	r246.8	c	Eur	151.0	c

	Years ended December 31,
	2007			2006			2005
	(Euro in millions)
(b) Diluted
Net income attributable to ordinary stockholders		1,911			2,147			1,305
Dilutive impact of potential ordinary shares in subsidiary and associated companies .		(2)			(2)			(1)

Adjusted net income attributable to ordinary stockholders		1,909			2,145			1,304

	(Number of shares in millions)
Weighted average number of shares in issue during the period		876.7			870.1			864.5
Dilutive effect of options outstanding		5.2			7.0			5.7

Potential weighted average number of shares		881.9			877.1			870.2
Earnings per share – diluted	Eur	216.4	c	Eur	244.6	c	Eur	149.8	c

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	Years ended December 31,
	2007			2006			2005
	(Euro in millions)
(c) Continuing operations
Net income attributable to ordinary stockholders		1,911			2,147			1,305
Discontinued operations		—			116			46

Net income attributable to ordinary stockholders – continuing operations		1,911			2,031			1,259

	(Number of shares in millions)
Weighted average number of shares in issue during the period		876.7			870.1			864.5
Earnings per share continuing operations	Eur	218.0	c	Eur	233.5	c	Eur	145.7	c

	Years ended December 31,
	2007			2006			2005
	(Euro in millions)
(d) Continuing operations – diluted
Net income attributable to ordinary stockholders – continuing operations		1,911			2,031			1,259
Dilutive impact of potential ordinary shares in subsidiary and associated companies		(2)			(2)			(1)

Adjusted net income attributable to ordinary stockholders – continuing operations		1,909			2,029			1,258

	(Number of shares in millions)
Weighted average number of shares in issue during the period		876.7			870.1			864.5
Dilutive effect of options outstanding		5.2			7.0			5.7

Potential weighted average number of shares		881.9			877.1			870.2
Earnings per share continuing operations – diluted	Eur	216.4	c	Eur	231.4	c	Eur	144.6	c

21. ADJUSTED EARNINGS PER SHARE

	Profit attributable			Earnings per share
	2007	2006	2005	2007	2006	2005
	(Euro in millions)			(Cent per €0.32 share)
(a) Basic Earnings per share
As reported (note 20)	1,911	2,147	1,305	218.0	246.8	151.0
Adjustments:
Construction contract income	(48)	(82)	(38)	(5.5)	(9.4)	(4.4)
Hedge volatility(1)	—	4	(6)	—	0.5	(0.7)
Gain on disposal of property	(58)	(290)	—	(6.6)	(33.4)	—
Gain on disposal of businesses(2)	—	(189)	—	—	(21.7)	—

	1,805	1,590	1,261	205.9	182.8	145.9

	Profit attributable			Earnings per share
	2007	2006	2005	2007	2006	2005
	(Euro in millions)			(Cent per €0.32 share)
Diluted Earnings per share
As reported	1,909	2,145	1,304	216.4	244.6	149.8
Adjustments:
Construction contract income	(48)	(82)	(38)	(5.5)	(9.3)	(4.4)
Hedge volatility(1)	—	4	(6)	—	0.5	(0.7)
Gain on disposal of property	(58)	(290)	—	(6.5)	(33.2)	—
Gain on disposal of businesses(2)	—	(189)	—	—	(21.5)	—

	1,803	1,588	1,260	204.4	181.1	144.7

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	Profit attributable			Earnings per share
	2007	2006	2005	2007	2006	2005
	(Euro in millions)			(Cent per €0.32 share)
(b) Basic Earnings per share – continuing operations
As reported	1,911	2,031	1,259	218.0	233.5	145.7
Adjustments:
Construction contract income	(48)	(82)	(38)	(5.5)	(9.4)	(4.4)
Hedge volatility(1)	—	4	(6)	—	0.5	(0.7)
Gain on disposal of property	(58)	(290)	—	(6.6)	(33.4)	—
Gain on disposal of businesses(2)	—	(77)	—	—	(8.8)	—

	1,805	1,586	1,215	205.9	182.4	140.6

	Profit attributable			Earnings per share
	2007	2006	2005	2007	2006	2005
	(Euro in millions)			(Cent per €0.32 share)
Diluted Earnings per share
As reported	1,909	2,029	1,258	216.4	231.4	144.6
Adjustments:
Construction contract income	(48)	(82)	(38)	(5.5)	(9.3)	(4.4)
Hedge volatility(1)	—	4	(6)	—	0.5	(0.7)
Gain on disposal of property	(58)	(290)	—	(6.5)	(33.2)	—
Gain on disposal of businesses(2)	—	(77)	—	—	(8.7)	—

	1,803	1,584	1,214	204.4	180.7	139.5

(1)	Hedge volatility (hedging ineffectiveness and derivative volatility) is included in net trading income.
(2)	Of which Ark Life amounts to €112 million which is included within discontinued activities in 2006.

Although not required under IFRS, adjusted earnings per share is presented to help understand the underlying performance of the Group. The adjustments in 2007, 2006 and 2005 are items that management believe do not reflect the underlying business performance. The adjustment in respect of gain on sale of property relates only to the gain on sale of properties that are subject to sale and leaseback arrangements, (note 11). Only material gains on disposal of businesses are excluded in the calculation adjusted EPS. The adjustments listed above are shown net of taxation.

22. TREASURY BILLS AND OTHER ELIGIBLE BILLS

Treasury bills amounting to €15 million (2006: €196 million) were held as available for sale. At December 31, 2007 there was no fair value gain or loss recognized in equity (2006: a fair value loss of €2 million).

	December 31,
	2007	2006
	(Euro in millions)
Analyzed by remaining maturity:
1 year or less but over 3 months	—	161
3 months or less but not repayable on demand	15	35

	15	196

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

23. TRADING PORTFOLIO FINANCIAL ASSETS

	December 31,
	2007	2006
	(Euro in millions)
Loans and receivables to banks	—	3
Loans and receivables to customers	27	25
Debt securities:
Government securities	144	274
Other debt securities(1)	7,951	8,527
	8,095	8,801
Equity shares	134	124

	8,256	8,953

(1)	Other debt securities include €4,259 million (2006: €4,832 million) of bank eurobonds and €3,031 million (2006: €3,039 million) corporate collateralized mortgage obligations.

	December 31,
	2007	2006
	(Euro in millions)
Of which listed:
Debt securities	8,095	8,801
Equity instruments	104	109
Of which unlisted:
Loans and receivables to banks	—	3
Loans and receivables to customers	27	25
Equity shares	30	15

	8,256	8,953

	2007
	Within one year	Between one and five years	Five years and over	Total
	(Euro in millions)
Analyzed by residual maturity as follows:
Loans and receivables to customers	—	27	—	27
Debt securities	1,034	2,933	4,128	8,095

	1,034	2,960	4,128	8,122

	2006
	Within one year	Between one and five years	Five years and over	Total
	(Euro in millions)
Analyzed by residual maturity as follows:
Loans and receivables to banks	3	—	—	3
Loans and receivables to customers	—	15	10	25
Debt securities	1,066	3,722	4,013	8,801

	1,069	3,737	4,023	8,829

The external ratings profile of trading portfolio financial assets, excluding equity shares, is as follows:

	2007					2006
	Bank	Corporate	Sovereign	Other	Total	Total
	(Euro in millions)
AAA/AA	2,112	—	84	3,061	5,257	5,247
A	1,941	58	60	29	2,088	2,873
BBB+/BBB/BBB-	121	87	—	145	353	373
Sub investment	79	35	—	235	349	237
Unrated	6	7	—	62	75	99

Total	4,259	187	144	3,532	8,122	8,829

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

24. LOANS AND RECEIVABLES TO BANKS

	December 31,
	2007	2006
	(Euro in millions)
Analyzed by remaining maturity:
Repayable on demand	980	886
Other loans and advances by remaining maturity:
Over 5 years	117	128
5 years or less but over 1 year	2	—
1 year or less but over 3 months	185	420
3 months or less but not repayable on demand	8,183	11,468

	9,467	12,902
Allowance for loan losses (note 28)	(2)	(2)

	9,465	12,900

Amounts include:
Reverse repurchase agreements	2,187	5,138

	December 31,
	2007	2006
	(Euro in millions)
Loans and receivables to banks by geographical area(1)
Republic of Ireland	7,603	9,967
United States of America	289	861
United Kingdom	910	1,334
Poland	658	736
Rest of the world	5	2

	9,465	12,900

(1)	The classification of loans and receivables to banks by geographical area is based primarily on the location of the office recording the transaction.

Under reverse repurchase agreements, the Group has accepted collateral that it is permitted to sell or repledge in the absence of default by the owner of the collateral. The fair value of collateral received amounted to €2,187 million (2006: €5,138 million). The collateral received consisted of government securities of €1,437 million (2006: €4,671 million) and other securities of €750 million (2006: €467 million). The fair value of collateral sold or repledged amounted to €471 million (2006: €1,896 million). The collateral sold or repledged consisted of government securities of €390 million (2006: €1,432 million) and other securities of €81 million (2006: €464 million).

The external ratings profile of third party loan and receivables to banks is as follows:

	December 31,
	2007	2006
	(Euro in millions)
AAA/AA	7,856	10,458
A	1,609	2,437
BBB+/BBB/BBB-	—	5

	9,465	12,900

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

25. LOANS AND RECEIVABLES TO CUSTOMERS

	December 31,
	2007	2006
	(Euro in millions)
Loans and receivables to customers	123,617	103,979
Amounts receivable under finance lease and hire purchase contracts (note 26)	3,418	3,003
Unquoted securities	1,681	1,166

	128,716	108,148
Allowance for loan losses	(742)	(705)
Unearned interest	(371)	(328)

	127,603	107,115

Analyzed by remaining maturity:
Over 5 years	46,521	39,769
5 years or less but over 1 year	34,632	30,538
1 year or less but over 3 months	20,955	18,357
3 months or less	26,237	19,156

	128,345	107,820
Allowance for loan losses	(742)	(705)

	127,603	107,115

Of which repayable on demand or at short notice	32,797	28,418

Amounts include:
Due from associated undertakings	18	18

Amounts include reverse repurchase agreements of €Nil (2006: €4 million). The unwind of the impairment provision discount amounting to €21 million (2006: €25 million) is included in the carrying value of loans and receivables to customers. This has been credited to interest income.

	December 31, 2007
	Republic of Ireland	United Kingdom	Poland	United States of America	Rest of the world	Total
	(Euro in millions)
By geographic location and industry sector
Agriculture	1,956	160	183	4	—	2,303
Energy	923	344	77	457	19	1,820
Manufacturing	3,212	1,415	999	213	288	6,127
Construction and property	29,973	13,506	1,857	565	509	46,410
Distribution	8,704	3,004	675	119	66	12,568
Transport	1,150	628	91	24	21	1,914
Financial	1,472	1,223	117	330	—	3,142
Other services	5,393	5,655	416	872	90	12,426
Personal
- Home mortgages	24,507	4,554	1,040	—	—	30,101
- Other	7,862	1,394	643	—	—	9,899
Lease financing	1,148	115	737	—	—	2,000
Guaranteed by Irish government	6	—	—	—	—	6

	86,306	31,998	6,835	2,584	993	128,716
Unearned income	(199)	(137)	(35)	—	—	(371)
Provisions	(401)	(178)	(162)	(1)	—	(742)

Total	85,706	31,683	6,638	2,583	993	127,603

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	December 31, 2006
	Republic of Ireland	United Kingdom	Poland	United States of America	Rest of The world	Total
	(Euro in millions)
By geographic location and industry sector
Agriculture	1,647	163	167	—	—	1,977
Energy	670	453	160	269	—	1,552
Manufacturing	2,835	1,378	756	175	227	5,371
Construction and property	22,605	10,491	1,105	629	320	35,150
Distribution	8,254	3,017	516	99	72	11,958
Transport	790	668	103	20	20	1,601
Financial	774	1,170	67	469	—	2,480
Other services	4,355	5,500	335	795	13	10,998
Personal
- Home mortgages	21,420	4,540	684	—	—	26,644
- Other	6,930	1,410	412	—	—	8,752
Lease financing	1,107	94	460	—	—	1,661
Guaranteed by Irish government	4	—	—	—	—	4

	71,391	28,884	4,765	2,456	652	108,148
Unearned income	(178)	(130)	(18)	(1)	(1)	(328)
Provisions	(327)	(208)	(169)	(1)	—	(705)

Total	70,886	28,546	4,578	2,454	651	107,115

Ratings profiles

The Group uses a 13 point Group ratings masterscale which provides a common and consistent framework for aggregating and comparing exposures across all lending portfolios. The masterscale is probability of default (“PD”) based. Underlying the ratings masterscale are a number of bespoke rating tools which have been calibrated to suit the needs of individual business units.

•	Grade 1 to 3 would typically include strong Corporate and Commercial lending combined with elements of the retail portfolios and residential mortgages.

•	Grades 4 to 10 would typically cover new business written and existing satisfactorily performing exposures across all portfolios.

•

Grades 11 to 13 includes a portion of the Group’s criticized loans (i.e. loans requiring additional management attention over and above that normally required for the loan type), together with some loans written at a high PD where there is a consummate return for the risk taken.

	2007				2006
	Corporate/ Commercial	Residential mortgages	Other	Total	Corporate/ Commercial	Residential Mortgages	Other	Total
	(Euro in millions)
Masterscale grade
1 to 3	5,217	17,494	1,897	24,608	5,173	13,295	1,617	20,085
4 to 10	82,141	8,199	8,783	99,123	65,447	9,205	8,700	83,352
11 to 13	2,734	343	1,908	4,985	2,405	270	2,036	4,711

	90,092	26,036	12,588	128,716	73,025	22,770	12,353	108,148

Unearned income				(371)				(328)
Provisions				(742)				(705)

Total				127,603				107,115

Lendings are classified into each category as follows:

Corporate/Commercial includes loans to corporate and larger commercial enterprises processed through one of the Group’s corporate/commercial rating tools, where the exposure is typically greater than €300,000.

Residential Mortgages includes loans for the purchase of residential properties processed through Group residential mortgage rating tools. In some circumstances, residential mortgage exposures can be processed through the Group’s Corporate and Commercial rating tools (e.g. where a borrower has multiple investment properties).

Other includes loans to SMEs and individuals. In some cases Behaviour scoring and Credit scoring methodologies are used.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

Large exposures

AIB’s Group Large Exposure Policy sets out maximum exposure limits to, or on behalf of, a customer or a group of connected customers.

At December 31, 2007 the Group’s top 50 exposures amount to €18.5 billion and account for 14.4% of the Group’s on-balance sheet loans and receivables to customers (€13.9 billion and 13% at December 31, 2006). No single customer exposure exceeds regulatory guidelines. See also the sections identified as ‘forming an integral part of the audited financial statements’ in Item 11 – Credit Risk Management and Mitigation.

26. AMOUNTS RECEIVABLE UNDER FINANCE LEASES AND HIRE PURCHASE CONTRACTS

	December 31,
	2007	2006
	(Euro in millions)
Gross receivables
Not later than 1 year	1,170	944
Later than one year and not later than 5 years	2,461	2,178
Later than 5 years	167	181

Total	3,798	3,303
Unearned future finance income	(390)	(309)
Deferred costs incurred on origination	10	9

Total	3,418	3,003

Present value of minimum payments analyzed by residual maturity
Not later than 1 year	1,133	871
Later than one year and not later than 5 years	2,153	1,974
Later than 5 years	132	158

Present value of minimum payments	3,418	3,003

Provision for uncollectable minimum payments receivable amounted to:(1)	31	24
Unguaranteed residual values accruing to the benefit of the Group	14	12
Net investment in new businesses	2,089	1,784

(1)	Included in the allowance for loan losses within loans and receivables to customers (note 25).

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

27. ADDITIONAL INFORMATION ON CREDIT RISK

Aged analysis of contractually past due but not impaired facilities

	2007
	1-30 days	31-60 days	61-90 days	91+ days
	(Euro in millions)
Agriculture	105	27	6	1
Energy	8	4	—	—
Manufacturing	99	20	8	11
Construction and property	2,641	341	103	36
Distribution	396	134	85	10
Transport	42	11	3	1
Financial	44	1	2	8
Other services	351	51	22	6
Personal
- Home mortgages	242	76	28	15
- Credit cards	54	14	7	4
- Other	514	124	41	15

	4,496	803	305	107

As a percentage of total loans(1)	3.5%	0.6%	0.2%	0.1%

	2006
	1-30 days	31-60 days	61-90 days	91+ days
	(Euro in millions)
Agriculture	105	28	26	53
Energy	9	—	1	2
Manufacturing	93	17	5	27
Construction and property	2,116	172	119	462
Distribution	318	96	64	136
Transport	45	8	2	16
Financial	37	4	1	10
Other services	314	55	29	133
Personal
- Home mortgages	220	53	37	42
- Credit cards	52	12	5	3
- Other	465	111	54	208

Total	3,774	556	343	1,092

As a percentage of total loans(1)	3.5%	0.5%	0.3%	1.0%

(1)	Total loans relate to group loans and receivables to customers and are gross of provisions and unearned income.

The figures reported are inclusive of overdrafts, bridging loans and cases with expired limits. Where a borrower is past due, the entire exposure is reported, rather than the amount of any arrears.

Loans and receivables renegotiated

Loans and receivables renegotiated are those facilities at the current reporting date that, during the financial year, have had their terms renegotiated resulting in an upgrade from default status to performing status. This can be based on subsequent good performance or an improvement in the profile of the borrower.

Renegotiated loans and receivables were €106 million as at December 31, 2007 (2006: €89 million).

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

27. ADDITIONAL INFORMATION ON CREDIT RISK

Individually impaired loans by geographic location and industry sector

	2007
	Republic of Ireland	United Kingdom	Poland	United States of America	Rest of the world	Total
	(Euro in millions)
Agriculture	23	1	47	—	—	71
Energy	3	—	—	—	—	3
Manufacturing	17	43	31	—	—	91
Construction and property	125	108	32	—	—	265
Distribution	109	51	29	—	—	189
Transport	12	6	2	—	—	20
Financial	2	3	1	—	—	6
Other services	36	50	7	—	—	93
Personal
- Home mortgages	53	34	11	—	—	98
- Other	135	35	19	—	—	189
Lease Financing	16	—	8	—	—	24

Total	531	331	187	—	—	1,049

	2006
	Republic of Ireland	United Kingdom	Poland	United States of America	Rest of the world	Total
	(Euro in millions)
Agriculture	21	2	47	—	—	70
Energy	4	—	3	—	—	7
Manufacturing	26	54	40	1	—	121
Construction and property	51	71	48	—	—	170
Distribution	99	29	41	—	—	169
Transport	11	53	3	—	—	67
Financial	2	3	1	—	—	6
Other services	25	42	10	—	—	77
Personal
- Home mortgages	42	24	13	—	—	79
- Other	101	26	19	—	—	146
Lease Financing	14	—	7	—	—	21

Total	396	304	232	1	—	933

Collateral and other credit enhancements

The Group takes collateral in support of its lending activities when deemed appropriate and has a series of policies and procedures in place for the assessment, valuation and taking of such collateral. In some circumstances, depending on the customers standing and/or the nature of the product, the Group may lend unsecured.

The main types of collateral for loans and receivables to customers are as follows:

Retail Mortgages: The Group takes collateral in support of lending transactions for the purchase of residential property. There are clear policies in place which set out the type of property acceptable as collateral and the relationship of loan to property value. All properties are required to be fully insured and be subject to a legal charge in favor of the Group.

Corporate/commercial lending: For property related lending, it is normal practice to take a charge over the property being financed. This includes investment and development properties. For non-property related lending, collateral typically includes a charge over business assets such as stock and debtors but which may also include property. In some circumstances, personal guarantees supported by a lien over personal assets are also taken as security.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

28. PROVISIONS FOR IMPAIRMENT OF LOANS AND RECEIVABLES

	2007
	Corporate/ Commercial	Residential mortgages	Other	Total
	(Euro in millions)
Specific
At the beginning of period	263	13	242	518
Currency translation adjustments	(2)	1	(3)	(4)
Transfer from IBNR	1	1	71	73
Amounts written off	(19)	—	(55)	(74)
Recoveries of amounts written off in previous years	6	—	7	13

At end of period	249	15	262	526

IBNR
At beginning of period	104	12	73	189
Currency translation adjustments	—	—	(4)	(4)
Charge against income statement	23	1	82	106
Transfer to specific	(1)	(1)	(71)	(73)

At end of period	126	12	80	218

Total provisions	375	27	342	744

Amounts include:
Loans and receivables to banks (note 24)				2
Loans and receivables to customers (note 25)				742

Total				744

	2006
	Corporate/ Commercial	Residential mortgages	Other	Total
	(Euro in millions)
Specific
At the beginning of period	250	13	251	514
Currency translation adjustments	2	—	(4)	(2)
Transfer from IBNR	44	—	48	92
Amounts written off	(38)	—	(58)	(96)
Recoveries of amounts written off in previous years	5	—	5	10

At end of period	263	13	242	518

IBNR
At beginning of period	93	9	60	162
Currency translation adjustments	—	—	1	1
Charge against income statement	55	3	60	118
Transfer to specific	(44)	—	(48)	(92)

At end of period	104	12	73	189

Total provisions	367	25	315	707

Amounts include:
Loans and receivables to banks (note 24)				2
Loans and receivables to customers (note 25)				705

Total				707

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

28. PROVISIONS FOR IMPAIRMENT OF LOANS AND RECEIVABLES

By geographic location and industry sector

	2007
	Republic of Ireland	United Kingdom	Poland	United States of America	Rest of the world	Total
	(Euro in millions)
Agriculture	16	1	41	—	—	58
Energy	3	—	—	—	—	3
Manufacturing	11	36	18	—	—	65
Construction and property	54	24	6	—	—	84
Distribution	48	20	23	—	—	91
Transport	8	2	2	—	—	12
Financial	1	1	1	—	—	3
Other services	22	16	7	—	—	45
Personal
- Home mortgages	12	3	4	—	—	19
- Other	97	15	18	—	—	130
Lease financing	12	—	4	—	—	16

Specific	284	118	124	—	—	526
IBNR	117	60	40	1	—	218

Total	401	178	164	1	—	744

	2006
	Republic of Ireland	United Kingdom	Poland	United States of America	Rest of the world	Total
	(Euro in millions)
Agriculture	14	1	39	—	—	54
Energy	4	—	2	—	—	6
Manufacturing	15	42	26	—	—	83
Construction and property	31	21	11	—	—	63
Distribution	29	14	28	—	—	71
Transport	6	25	3	—	—	34
Financial	1	2	1	—	—	4
Other services	19	24	10	—	—	53
Personal
- Home mortgages	11	2	5	—	—	18
- Other	87	17	18	—	—	122
Lease financing	10	—	—	—	—	10

Specific	227	148	143	—	—	518
IBNR	100	60	28	1	—	189

Total	327	208	171	1	—	707

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

29. FINANCIAL INVESTMENTS AVAILABLE FOR SALE

The following tables give the carrying value (fair value) of available for sale securities by major classifications together with the unrealized gains and losses at December 31, 2007 and 2006.

	December 31, 2007
	Fair Value	Unrealized Gross Gains	Unrealized Gross Losses	Net Unrealized Gains/(Losses)	Tax effect	Net after tax
	(Euro in millions)
Debt securities
Irish government securities	165	1	(1)	—	—	—
Euro government securities	2,936	4	(29)	(25)	3	(22)
Non Euro government securities	3,230	19	(35)	(16)	3	(13)
Non European government securities	1,216	2	(18)	(16)	1	(15)
U.S.Treasury & U.S. government agencies	91	1	—	1	—	1
Collateralized mortgage obligations	2,161	3	(30)	(27)	4	(23)
Other asset backed securities	1,284	5	(24)	(19)	2	(17)
Euro bank securities	4,904	5	(96)	(91)	12	(79)
Non Euro bank securities	3,755	4	(49)	(45)	5	(40)
Certificates of deposit	331	—	—	—	—	—
Other investments	570	4	(8)	(4)	3	(1)

Total debt securities	20,643	48	(290)	(242)	33	(209)
Equity shares	326	196	—	196	(36)	160

Total	20,969	244	(290)	(46)	(3)	(49)

	December 31, 2006
	Fair Value	Unrealized Gross Gains	Unrealized Gross Losses	Net Unrealized Gains/(Losses)	Tax effect	Net after tax
	(Euro in millions)
Debt securities
Irish government securities	477	11	(2)	9	(1)	8
Euro government securities	3,236	16	(29)	(13)	—	(13)
Non Euro government securities	2,453	27	(9)	18	(3)	15
Non European government securities	1,358	1	(34)	(33)	4	(29)
U.S. Treasury & U.S. government agencies	116	1	(1)	—	—	—
Collateralized mortgage obligations	2,260	3	(1)	2	—	2
Other asset backed securities	417	—	—	—	—	—
Euro bank securities	3,508	5	(38)	(33)	4	(29)
Non Euro bank securities	3,501	4	(17)	(13)	1	(12)
Certificates of deposit	1,591	1	(1)	—	—	—
Other investments	455	10	—	10	(1)	9

Total debt securities	19,372	79	(132)	(53)	4	(49)
Equity shares	293	203	—	203	(31)	172

Total	19,665	282	(132)	150	(27)	123

The amount removed from equity and recognized in the income statement in respect of financial assets available for sale amounted to €55 million during the period (2006: €77 million).

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	Debt securities	Equity shares	Total
	(Euro in millions)
Analysis of movements in financial investments available for sale
At January 1, 2007	19,372	293	19,665
Currency translation adjustments	(880)	1	(879)
Purchases	18,438	38	18,476
Sales	(4,608)	(3)	(4,611)
Maturities	(11,459)	—	(11,459)
Transfers	(4)	5	1
Provisions for impairment	—	(1)	(1)
Amortization of (premiums) net of discounts	(27)	—	(27)
Movement in unrealized (losses)/gains	(189)	(7)	(196)

At December 31, 2007	20,643	326	20,969

	Debt securities	Equity shares	Total
	(Euro in millions)
Analysis of movements in financial investments available for sale
At January 1, 2006	16,693	171	16,864
Currency translation adjustments	(203)	2	(201)
Purchases	24,616	19	24,635
Sales	(12,283)	(40)	(12,323)
Maturities	(9,159)	—	(9,159)
Provisions for impairment	—	(1)	(1)
Amortization of (premiums) net of discounts	(64)	—	(64)
Movement in unrealized (losses)/gains	(228)	142	(86)

At December 31, 2006	19,372	293	19,665

	December 31
	2007	2006
	(Euro in millions)
Debt securities analyzed by remaining maturity
Due within one year	3,119	4,206
After one year, but within five years	10,725	9,148
After five years, but within ten years	3,373	3,464
After ten years	3,426	2,554

Total at December 31	20,643	19,372

	December 31
	2007	2006
	(Euro in millions)
Of which listed:
Debt securities	20,605	19,308
Equity securities	27	43
	20,632	19,351
Of which unlisted:
Debt securities	38	64
Equity securities	299	250
	337	314

	20,969	19,665

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

The following tables give an analysis of the securities portfolio with gross unrealized losses at December 31, 2007 and 2006, distinguishing between securities with continuous unrealized loss positions of less than 12 months and those with continuous unrealized loss positions for periods in excess of 12 months.

	2007			2007
	Fair value			Unrealized losses
	Investments with unrealized losses of less than 12 months	Investments with unrealized losses of more than 12 months	Total	Unrealized losses of less than 12 months	Unrealized losses of more than 12 months	Total
	(Euro in millions)
Debt securities
Irish government securities	44	75	119	—	(1)	(1)
Euro government securities	1,300	1,101	2,401	(6)	(23)	(29)
Non Euro government securities	1,911	236	2,147	(33)	(2)	(35)
Non European government securities	261	495	756	(3)	(15)	(18)
Collateralized mortgage obligations	1,708	361	2,069	(25)	(5)	(30)
Other asset backed securities	1,095	173	1,268	(22)	(2)	(24)
Euro bank securities	2,525	2,276	4,801	(38)	(58)	(96)
Non Euro bank securities	2,017	1,274	3,291	(28)	(21)	(49)
Other investments	328	36	364	(6)	(2)	(8)

Total debt securities	11,189	6,027	17,216	(161)	(129)	(290)
Equity shares	—	—	—	—	—	—

Total	11,189	6,027	17,216	(161)	(129)	(290)

	2006			2006
	Fair value			Unrealized losses
	Investments with unrealized losses of less than 12 months	Investments with unrealized losses of more than 12 months	Total	Unrealized losses of less than 12 months	Unrealized losses of more than 12 months	Total
	(Euro in millions)
Debt securities
Irish government securities	42	35	77	(1)	(1)	(2)
Euro government securities	1,578	695	2,273	(14)	(15)	(29)
Non Euro government securities	905	61	966	(8)	(1)	(9)
Non European government securities	1,100	156	1,256	(30)	(4)	(34)
US Treasury & US government agencies	18	—	18	(1)	—	(1)
Collateralized mortgage obligations	435	77	512	—	(1)	(1)
Euro bank securities	1,543	1,050	2,593	(16)	(22)	(38)
Non Euro bank securities	1,595	216	1,811	(16)	(1)	(17)
Certificates of deposit	630	—	630	(1)	—	(1)

Total debt securities	7,846	2,290	10,136	(87)	(45)	(132)
Equity shares	—	—	—	—	—	—

Total	7,846	2,290	10,136	(87)	(45)	(132)

Available for sale financial investments with unrealized losses of more than twelve months have been assessed for impairment and based on the credit risk profile of the counterparties involved, it has been determined that such impairment has not arisen at this time.

The external ratings profile of available for sale debt securities is as follows:

	2007					2006
	Bank	Corporate	Sovereign	Other	Total	Total
	(Euro in millions)
AAA/AA	6,297	—	4,927	3,623	14,847	14,761
A	2,641	2	2,630	—	5,273	3,942
BBB+/BBB/BBB-	39	122	81	40	282	236
Sub Investment	13	99	—	56	168	79
Unrated	—	30	—	43	73	354

Total	8,990	253	7,638	3,762	20,643	19,372

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

30. INTERESTS IN ASSOCIATED UNDERTAKINGS

Included in the Group income statement is the contribution from investments in associated undertakings as follows:

	Years ended December 31,
	2007	2006
	(Euro in millions)
Income statement
Share of results of associated undertakings	127	159
Gain on disposal of investments in associated undertakings	1	8

	128	167

	Years ended December 31,
	2007	2006
	(Euro in millions)
Share of net assets including goodwill
At January 1	1,792	1,656
Currency translation adjustments	(159)	(183)
Transfer from group undertakings	—	276
Disposals	(4)	(26)
Income for the period	127	159
Dividends received from associates	(56)	(44)
Deferral of gain on disposal of Bankcentre	—	(24)
Other movements	(18)	(22)

At December 31	1,682	1,792

Analyzed as to:
M & T Bank Corporation (note 31)	1,401	1,516
Hibernian Life Holdings Limited (note 32)	268	263
Other	13	13

	1,682	1,792

	1,402	1,524

Of which listed on a recognized stock exchange

Included in the Group’s share of net assets of associates is goodwill as follows:

	Years ended December 31,
	2007	2006
	(Euro in millions)
Goodwill
Balance at January 1	960	1,058
Additions during year	—	12
Currency translation adjustments	(112)	(110)

At December 31	848	960

Principal associated undertaking		Nature of business
M&T Bank Corporation(1)		Banking and financial services

Registered office:	One M&T Plaza, Buffalo, New York 14203, USA
(Common stock shares of US $0.50 par value each – Group interest 24.3%)

Hibernian Life Holdings Limited(2)		Manufacturer and distributor of life and pension products

Registered office:	1 Park Place, Hatch Street, Dublin 2, Ireland.
(Ordinary shares of €1.25 par value each – Group interest 24.99%)

(1)

The Group interest is held directly by Allied Irish Banks, p.l.c. and carried at cost at €891 million in the parent company balance sheet. AIB accounts for its share of net income of M&T on the basis of its average interest in M&T throughout the period, which amounted to 24.6% during 2007 (2006: 24. 0%). The agreement with M&T provides for the maintenance of AIB’s interest in M&T at a minimum of 22.5% through share repurchase programmes effected by M&T and through rights provided to AIB which allow it to subscribe for additional shares in M&T at fair market value. M&T shares are listed on the New York Stock Exchange and the fair value of the investment in M&T at December 31, 2007 was €1,479 million (2006: €2,477 million).

(2)	The Group interest is held directly by Allied Irish Banks, p.l.c. and carried at cost of €12 million in the parent company balance sheet.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

The goodwill arising on the interests in associated undertakings, the most significant of which relates to M&T, has been assessed for impairment at December 31, 2007 and 2006. The market value of M&T exceeded the carrying value including goodwill at both December 31, 2007 and 2006.

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

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

31. INTEREST IN M&T BANK CORPORATION

The summary consolidated income statement, summary balance sheet and contribution of M&T Bank Corporation for 2007 and 2006 under IFRS are as follows:

Year ended December 31, 2006	Year ended December 31, 2007		Year ended December 31, 2007	Year ended December 31, 2006
(US$ in millions)			(Euro in millions)
		Summary of consolidated income statement

1,793	1,877	Net interest income	1,365	1,427
1,045	932	Other income	678	832

2,838	2,809	Total operating income	2,043	2,259
1,512	1,613	Total operating expenses	1,173	1,203

1,326	1,196	Group operating income before impairment provisions	870	1,056
216(1)	174	Impairment provisions	127	172	(1)

1,110	1,022	Group income before taxation	743	884
345	335	Taxation	244	275

765	687	Group income after taxation	499	609

December 31, 2006	December 31, 2007		December 31, 2007	December 31, 2006
(US$ in millions)			(Euro in millions)
		Summary of consolidated balance sheet

44,328	49,499	Cash, loans and receivables	33,625	33,658
7,252	8,962	Investment securities	6,088	5,506
335	371	Fixed assets	252	254
2,319	3,311	Other assets	2,249	1,762

54,234	62,143	Total assets	42,214	41,180

39,935	41,274	Deposits	28,037	30,323
10,141	16,274	Other borrowings	11,055	7,700
916	1,102	Other liabilities	749	696
3,242	3,493	Stockholders’ funds	2,373	2,461

54,234	62,143	Total liabilities and stockholders’ funds	42,214	41,180

Year ended December 31, 2006	Year ended December 31, 2007		Year ended December 31, 2007	Year ended December 31, 2006
(US$ in millions)			(Euro in millions)
		Contribution of M&T

266	254	Gross contribution	185	212
(89)	(88)	Taxation	(65)	(71)

177	166	Contribution to Group income before taxation	120	141

(1)	The impairment provisions in 2006 reflect the allocation by M&T to specific provisions of previously unallocated provisions (which had not been recognized by AIB under IFRS).

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

32. INTEREST IN HIBERNIAN LIFE HOLDINGS LIMITED

Acquisition of the 24.99% interest in Hibernian Life and Pensions Limited

The Group’s share of the assets and liabilities of Hibernian Life and Pensions Limited (“HLP”) as at January 30, 2006 were recorded at fair value in accordance with the accounting policies of the Group. The fair value of the consideration given represents the value of the 75.01% of Ark Life that is deemed to be transferred to Hibernian Life Holdings Limited. Acquisition accounting has been adopted in respect of the transaction and the acquisition of the 24.99% interest in HLP comprised:

2006
(Euro millions)
Book value of assets acquired	520
Adjustments	146
Intangible assets recognized	67

Net assets	733

Group’s share of net assets – 24.99%	183
Goodwill arising on the acquisition of HLP	12

Fair value of consideration given	195

The adjustments reflect bringing HLP’s accounting policies in line with AIB’s, primarily in respect of accounting for insurance contracts. AIB accounts for insurance contracts using the embedded value basis and the adjustments of €146 million primarily reflect the recognition of embedded value on the insurance contracts in force on HLP’s books, offset by other adjustments to bring HLP’s accounting policies in line with AIB’s, as well as fair value adjustments. The intangible assets recognized relate to the value of management contracts not recognized within HLP’s books. Goodwill arising has been capitalized on the balance sheet within the caption “Interests in associated undertakings”.

The discontinued operation, net of taxation on the face of the income statement of €116 million for 2006 is made up of €112 million relating to the gain on disposal of Ark Life and €4 million of income for the period to date of disposal of Ark Life.

Hibernian Life Holdings Limited

The contribution of Hibernian Life Holdings Limited (“HLH”) for the year ended December 31, 2007 and from January 30, 2006 to December 31, 2006 is included within share of results of associated undertakings as follows:-

	2007	2006
	(Euro in millions)
Share of income of HLH	12	26
Amortization of intangible assets	2	2

Share of income before taxation	10	24
Taxation attributable to policyholder returns	3	12

Profit attributable to stockholders before taxation	7	12
Taxation	1	1

Included within associated undertakings	6	11

In addition to the income described above, the Group recognized fee income on the sale of HLH life insurance and investment products, through its distribution channels, amounting to €49 million for the year ended December 31, 2007 (2006: €31 million). The assets and liabilities of Hibernian Life Holdings Limited at December 31, 2007, accounted for in accordance with the accounting policies of the Group, and taking into account the acquisition adjustments, are set out below:

	Years ended December 31,
	2007	2006
	(Euro in millions)
Summary of consolidated balance sheet
Cash and placings with banks	1,420	762
Financial investments	10,837	11,648
Investment property	794	765
Property, plant and equipment	12	15
Reinsurance assets	1,983	2,145
Other assets	692	821

Total assets	15,738	16,156

Investment contract liabilities	7,015	6,742
Insurance contract liabilities	6,443	7,055
Other liabilities	1,111	1,253
Stockholders’ equity	1,169	1,106

Total liabilities and stockholders’ equity	15,738	16,156

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

33. DISPOSAL GROUP AND ASSETS CLASSIFIED AS HELD FOR SALE

Merchant acquiring joint venture with First Data Corporation.

In November 2007, AIB announced the agreement to form a merchant acquiring joint venture with First Data Corporation. All elements of the transaction were completed by February 4, 2008. AIB received cash consideration of €120 million, together with a 49.9% interest in the venture, with the remaining 50.1% held by First Data Corporation. The merchant acquiring business was part of AIB Bank ROI and AIB Bank UK for segment reporting purposes and its results for 2007 and 2006 are included in continuing operations. The assets and liabilities of the merchant acquiring business have been classified as held for sale at December 31, 2007.

AIB’s interest in the new venture will be accounted for as an associated undertaking from date of completion.

Branch sale programme

During 2006, the Group announced the commencement of a programme for the sale and leaseback of branches and this continued during 2007. Branches identified for sale are classified within the caption ‘Disposal group and assets classified as held for sale’.

The premises concerned will continue to operate as AIB branches and there will be no impact on the staff who work there or on the services provided to customers. The branches held for sale are recorded within the Group business segment assets.

34. INTANGIBLE ASSETS AND GOODWILL

	Goodwill	Software	Other	Total
	(Euro in millions)
At January 1, 2006	402	303	3	708
Additions	—	84	3	87
Currency translation adjustments	(1)	1	—	—
Disposals	(2)	(1)	—	(3)

At December 31, 2006	399	387	6	792

Additions	—	138	—	138
Currency translation adjustments	—	9	—	9
Disposals	—	(17)	—	(17)
Other movements	—	6	—	6

At December 31, 2007	399	523	6	928

Amortization
Balance at January 1, 2006	12	176	3	191
Amortization for the year	—	52	1	53
Disposals	(2)	(1)	—	(3)
Currency translation adjustments	—	1	—	1

Balance at December 31, 2006	10	228	4	242
Amortization for the year	—	59	1	60
Currency translation adjustments	—	7	—	7
Disposals	—	(17)	—	(17)

At December 31, 2007	10	277	5	292

Net book value
At December 31, 2006	389	159	2	550
At December 31, 2007	389	246	1	636

The goodwill relates principally to the acquisition of the holding in BZWBK. The investment in BZWBK which is quoted on a recognized stock exchange has been assessed for impairment at December 31, 2007 and 2006. The market value at December 31, 2007 of the stockholding in BZWBK S.A. of €3.6 billion (2006: €3.0 billion) exceeds the carrying amount including goodwill of the investment by €2.3 billion (2006:€1.9 billion).

The remaining goodwill amounts which relate to unquoted investments, have been assessed for impairment through discounting projected cash flows with the resultant impairment charge, if any, recognized in the period. Internally generated intangible assets under construction at December 31, 2007 amounted to €92 million (2006: €42 million).

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

35 PROPERTY, PLANT AND EQUIPMENT

	Property			Equipment	Total
	Freehold	Long leasehold	Leasehold under 50 years
	(Euro in millions)
Cost:
At January 1, 2007	355	81	161	630	1,227
Transfers	(5)	(3)	—	(11)	(19)
Additions	10	6	26	86	128
Disposals	(11)	(1)	(13)	(89)	(114)
Currency translation adjustments	3	(1)	(2)	4	4

At December 31, 2007	352	82	172	620	1,226

Accumulated depreciation:
At January 1, 2007	79	17	106	432	634
Transfers	1	(1)	(2)	3	1
Depreciation charge for the year	8	2	12	63	85
Disposals	(4)	—	(12)	(88)	(104)
Currency translation adjustments	1	—	(2)	3	2

At December 31, 2007	85	18	102	413	618

Net book value:
At December 31, 2007	267	64	70	207	608

	Property			Equipment	Total
	Freehold	Long leasehold	Leasehold under 50 years
	(Euro in millions)
Cost:
At January 1, 2006	498	99	150	550	1,297
Disposal of Group undertakings	—	—	—	(1)	(1)
Transfers to assets held for sale	(27)	—	—	—	(27)
Additions	31	7	10	96	144
Disposals	(149)	(25)	—	(17)	(191)
Currency translation adjustments	2	—	1	2	5

At December 31, 2006	355	81	161	630	1,227

Accumulated depreciation:
At January 1, 2006	96	18	95	382	591
Disposal of Group undertakings	—	—	—	(1)	(1)
Depreciation charge for the year	13	2	11	61	87
Disposals	(31)	(3)	—	(12)	(46)
Currency translation adjustments	1	—	—	2	3

At December 31, 2006	79	17	106	432	634

Net book value:
At December 31, 2006	276	64	55	198	593

The net book value of property occupied by the Group for its own activities was €385 million (2006: €370 million).

Property leased to others had a book value of €6 million (2006: €7 million). Included in the carrying amount of property and equipment is expenditure recognized for both property and equipment in the course of construction amounting to €7 million and €16 million respectively (2006: €13 million and €7 million).

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

36 DEFERRED TAXATION

The tax effects of temporary timing differences that give rise to significant elements of the deferred tax assets and deferred tax liabilities at December 31, 2007 and 2006 are presented below.

	December 31,
	2007	2006
	(Euro in millions)
Deferred tax assets:
Allowance for loan losses	(68)	(64)
Amortized income	(27)	(24)
Retirement benefits	(77)	(165)
Timing difference on provisions for future commitments in relation to the funding of Icarom plc (under Administration)	(6)	(8)
Cash flow hedges	(23)	(19)
Other	(26)	(45)

Total gross deferred tax assets	(227)	(325)

Deferred tax liabilities:
Assets leased to customers	3	9
Assets used in the business	27	33
Available for sale securities	3	27

Total gross deferred tax liabilities	33	69

Net deferred tax assets	(194)	(256)

Represented on the balance sheet as follows:
Deferred tax assets	(254)	(256)
Deferred tax liabilities	60	—

	(194)	(256)

For each of the years ended December 31, 2007 and 2006 full provision has been made for capital allowances and other temporary timing differences.

	Years ended December 31,
	2007	2006
	(Euro in millions)
Analysis of movements in deferred taxation:
At January 1	(256)	(221)
Currency translation and other adjustments	(13)	(21)
Deferred tax through equity	68	(9)
Income statement	7	(5)

At December 31	(194)	(256)

Net deferred tax assets of €119 million are expected to be recovered after more than 12 months. Deferred tax assets have not been recognized in respect of tax losses amounting to €3.1 million (2006: €41.0 million).

Tax losses of €2.2 million expire in 2011 and €0.5 million expiring thereafter. There is no expiration date on the remaining €0.4 million. Deferred tax assets have not been recognized in respect of these items because it is not probable that furture taxable income will be available against which the Group can utilize the benefits.

The net deferred tax asset on items recognized directly in equity amounted to €89 million (2006: €157 million).

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

37 DEPOSITS BY BANKS

	December 31,
	2007	2006
	(Euro in millions)
Securities sold under agreements to repurchase	7,911	12,523
Other borrowings from banks	22,478	20,910

	30,389	33,433

Of which:
Domestic offices	27,264	30,727
Foreign offices	3,125	2,706

	30,389	33,433

With agreed maturity dates or periods of notice, by remaining maturity:
Over 5 years	25	17
5 years or less but over 1 year	730	631
1 year or less but over 3 months	2,719	3,192
3 months or less but not repayable on demand	25,695	28,537

	29,169	32,377
Repayable on demand	1,220	1,056

	30,389	33,433

Amounts include:
Due to associated undertakings	—	—

Securities sold under agreements to repurchase are secured by Irish Government stock, US Treasury and US Government agency securities and mature within three months.

The carrying amount of financial assets pledged as security for liabilities amounted to € 8,879 million (2006: € 13,021 million).

At December 31, 2007 and 2006 no deposits by banks were secured by way of charge to the Central Bank and Financial Services Authority of Ireland (“CBFSAI”). Under the terms of the Mortgage Backed Promissory Note (“MBPN”) programme, with the CBFSAI, obligations are secured by way of a first floating charge to the CBFSAI over all its right, title, interest and benefit, in loans and receivables to customers. Otherwise than with the prior written consent of the CBFSAI, the Group had pledged under the terms of the floating charge to maintain the assets so charged free from any encumbrance and otherwise than in the ordinary course of business not to sell, transfer, lend or otherwise dispose of any part of the charged assets.

38 CUSTOMER ACCOUNTS

	December 31,
	2007	2006
	(Euro in millions)
Current accounts	25,136	24,177
Demand deposits	9,101	8,924
Time deposits	37,978	34,805

	72,215	67,906

Securities sold under agreements to repurchase	1	1
Other short-term borrowings	9,092	6,968

	9,093	6,969

	81,308	74,875

Of which:
Non-interest bearing current accounts
Domestic offices	7,560	8,715
Foreign offices	2,325	2,632
Interest bearing deposits, current accounts and short-term borrowings
Domestic offices	42,464	38,844
Foreign offices	28,959	24,684

	81,308	74,875

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	December 31,
	2007	2006
	(Euro in millions)
Analyzed by remaining maturity:
Over 5 years	382	301
5 years or less but over 1 year	2,160	1,901
1 year or less but over 3 months	4,167	4,774
3 months or less but not repayable on demand	40,189	34,520

	46,898	41,496
Repayable on demand	34,410	33,379

	81,308	74,875

Amounts include:
Due to associated undertakings	22	55

39 TRADING PORTFOLIO FINANCIAL LIABILITIES

	December 31,
	2007	2006
	(Euro in millions)
Debt securities:
Government securities	180	184
Corporate listed	—	1

	180	185
Equity instruments – listed	14	6

	194	191

At December 31, 2007 and December 31, 2006 the debt securities within trading portfolio financial liabilities had a residual maturity of less than one year.

40 DEBT SECURITIES IN ISSUE

	December 31,
	2007	2006
	(Euro in millions)
Bonds and medium term notes:
European medium term note programme	12,553	10,456
Bonds and other medium term notes	7,259	5,648

	19,812	16,104

Other debt securities in issue:
Commercial paper	2,987	1,912
Commercial certificates of deposit	19,067	10,515

	22,054	12,427

	41,866	28,531

Maturity analysis
Bonds and medium term notes, by remaining maturity:
5 years or over	2,607	945
5 years or less but over 1 year	11,686	10,904
1 year or less but over 3 months	5,041	3,565
3 months or less	478	690

	19,812	16,104

Other debt securities in issue, by remaining maturity:
5 years or less but over 1 year	174	154
1 year or less but over 3 months	8,212	3,213
3 months or less	13,668	9,060

	22,054	12,427

	41,866	28,531

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

41 OTHER LIABILITIES

	December 31,
	2007	2006
	(Euro in millions)
Notes in circulation	488	501
Provisions for future commitments in relation to the funding of Icarom(1)	51	60
Items in transit	237	308
Creditors	228	198
Fair value of hedged liability positions	(79)	(77)
Other	548	767

	1,473	1,757

	December 31,
	2007	2006
	(Euro in millions)
By remaining maturity:
Over 5 years	37	(4)
5 years or less but over 1 year	(8)	41
1 year or less but over 3 months	41	37
3 months or less	1,403	1,683

	1,473	1,757

(1)

The provision represents the present value of the cost of the future commitments arising under the 1992 agreement in relation to the funding of Icarom. A discount rate of 4.23% was applied in the year ended December 31, 2007 (2006: 3.94%) in discounting the cost of the future commitments arising under this agreement. The undiscounted amount was €57 million (2006: €69 million). The unwinding of the discount on the provision amounted to €2.3 million (2006: €2.5 million).

42 PROVISIONS FOR LIABILITIES AND COMMITMENTS

	Liabilities and commitments	Other provisions	Total
	(Euro in millions)
At January 1, 2006	61	79	140
Amounts charged to statement of income	2	24	26
Amounts written back to statement of income	(17)	(13)	(30)
Provisions utilized	(8)	(35)	(43)

At December 31, 2006	38	55	93

	Liabilities and commitments	Other provisions	Total
	(Euro in millions)
At January 1, 2007	38	55	93
Currency translation adjustments	—	(2)	(2)
Amounts charged to statement of income	—	9	9
Amounts written back to statement of income	(8)	(11)	(19)
Provisions utilized	(3)	(4)	(7)

At December 31, 2007	27	47	74

The provisions recognized within this caption include, where applicable, amounts in respect of: onerous lease contracts; restructuring and re-organization costs; repayments to customers; legal claims and other contingencies including provisions in respect of losses expected under off-balance sheet items. The provisions expected to be settled within one year amount to €36 million (2006: €56 million).

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

43 SUBORDINATED LIABILITIES AND OTHER CAPITAL INSTRUMENTS

	December 31,
	2007	2006
	(Euro in millions)
Allied Irish Banks, p.l.c.
Undated loan capital	813	871
Dated capital notes	2,651	2,668
US$250 million Non-Cumulative Preference Shares	169	189

	3,633	3,728
Subsidiary undertakings
Perpetual preferred securities	972	1,016

	4,605	4,744

Undated capital notes
US$100 million Floating Rate Primary Capital Perpetual Notes	68	76
€200 million Fixed Rate Perpetual Subordinated Notes	200	199
Stg£400 million Perpetual Callable Step-Up Subordinated Notes	545	596

	813	871

Subsidiary undertakings
Stg£350 million Fixed Rate/Floating Rate Guaranteed Non-voting Non-Cumulative Perpetual Preferred Securities	475	519
€500 million Fixed Rate/Floating Rate Guaranteed Non-voting Non-Cumulative Perpetual Preferred Securities	497	497

	972	1,016

Dated loan capital
Allied Irish Banks, p.l.c.
European Medium Term Note Programme:
€200 million Floating Rate Notes due June 2013	200	200
US$400 million Floating Rate Notes due July 2015	272	303
€400 million Floating Rate Notes due March 2015	400	400
€500 million Callable Subordinated Step-Up Floating Rate Notes due 2017	499	499
Stg£500 million Callable Subordinated Fixed/Floating Rate Notes due 2025	682	745
Stg£350 million Fixed Rate Notes due November 2030	477	521
JPY 20bn Callable Subordinated Step-up Fixed/Floating Rate Notes due March 2042	121	—

	2,651	2,668

The dated loan capital outstanding is repayable as follows:
In one year or less	—	—
Between 1 and 2 years	—	—
Between 2 and 5 years	—	—
In 5 years or more	2,651	2,668

	2,651	2,668

The loan capital of the Group are unsecured and are subordinated in right of payment to the ordinary creditors, including depositors, of the Group.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

Undated loan capital

The US$100 million Floating Rate Primary Capital Perpetual Notes have no final maturity but may be redeemed at par at the option of the Bank, with the prior approval of the Central Bank and Financial Services Authority of Ireland (“the Financial Regulator”). Interest is payable quarterly on the US$100 million Floating Rate Primary Capital Perpetual Notes. The €200 million Fixed Rate Perpetual Subordinated Notes, with interest payable annually at a rate of 6.20% up to August 3, 2009, and with interest payable quarterly at a rate of 2.25% per annum above 3 month EURIBOR thereafter, have no final maturity but may be redeemed at the option of the Bank, with the prior approval of the Financial Regulator, on each coupon payment date on or after August 3, 2009. The Stg£400 million Perpetual Callable Step-Up Subordinated Notes with interest payable annually up to September 1, 2015, and with interest payable quarterly thereafter, have no final maturity but may be redeemed at the option of the Bank, with the prior approval of the Financial Regulator, on September 1, 2015 and every interest payment date thereafter.

Perpetual preferred securities

In June 2006, Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities (“Preferred Securities”) were issued in the amount of Stg£350 million and €500 million through Limited Partnerships. The Preferred Securities were issued at par and have the benefit of a subordinated guarantee of Allied Irish Banks, p.l.c. (“AIB”). The Preferred Securities have no fixed final redemption date and the holders have no rights to call for the redemption of the Preferred Securities. The substitution of the Preferred Securities with fully paid non-cumulative preference shares issued by the Guarantor is subject, in particular cases, to certain events and conditions that are beyond the control of both the Guarantor and the holders of the Preferred Securities. The Preferred Securities are redeemable in whole but not in part at the option of the general partner and with the agreement of the Financial Regulator (i) upon the occurrence of certain events or (ii) on or after June 14, 2016 for the Stg£350 million Preferred Securities and June 16, 2016 for the €500 million Preferred Securities.

Distributions on the Preferred Securities are non-cumulative. The distributions on the Stg£350 million Preferred Securities are payable at a rate of 6.271% semi-annually until June 14, 2016 and thereafter at a rate of 1.23% per annum above 3 month LIBOR, payable quarterly. The distributions on the €500 million Preferred Securities are payable at a rate of 5.142% per annum up to June 16, 2016 and thereafter at a rate of 1.98% per annum above 3 month EURIBOR, payable quarterly.

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

Dated loan capital

The dated loan capital in this section issued under the European Medium Term Note Programme is subordinated in right of payment to the ordinary creditors, including depositors, of the Bank. The €200 million Floating Rate Notes, with interest payable quarterly, may be redeemed, in whole but not in part, on June 12, 2008 and on each interest payment date thereafter. The US$400 million Floating Rate Notes, with interest payable quarterly, may be redeemed, in whole but not in part, on any interest payment date falling in or after July 2010. The €400 million Floating Rate Notes with interest payable quarterly, may be redeemed, in whole but not in part, on any interest payment date falling in or after March 2010. The £500 million Callable Subordinated Step-Up Floating Rate Notes with interest payable quarterly may be redeemed in whole but not in part on any interest payment date falling on or after October 24, 2012. The Stg£500 million Subordinated Callable Fixed/Floating Rate Notes, with interest payable annually, up to March 10, 2020 and with interest payable quarterly from June 10, 2020 thereafter may be redeemed, in whole but not in part on any interest payment date falling on or after March 10, 2020. The Stg£350 million Fixed Rate Notes, with interest payable annually in arrears on November 26, in each year, may be redeemed, in whole but not in part, on the November 26, 2025 and on each interest payment date thereafter. In March and June 2007, Japanese Yen (‘JPY’) 15bn and 5bn respectively Callable Subordinated Step-up Fixed/Floating Rate Notes were issued, interest is payable semi annually. Both the JPY 15 billion and JPY 5 billion Callable Subordinated Step-up Fixed/Floating Rate Notes are redeemable in whole but not in part on any interest payment date falling on or after March 8, 2037. In all cases, redemption prior to maturity is subject to the necessary prior approval of the Financial Regulator. There is no exchange exposure as the proceeds of these notes are retained in their respective currencies.

US$250 million non-cumulative preference shares

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

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

44 MINORITY INTERESTS IN SUBSIDIARIES

	December 31,
	2007	2006
	(Euro in millions)
Equity interest in subsidiaries	361	317
Non-cumulative Perpetual Preferred Securities	990	990

	1,351	1,307

Non-cumulative Perpetual Preferred Securities

In December 2004, Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities (“Preferred Securities”) in the amount of €1 billion were issued through a Limited Partnership. The Preferred Securities were issued at par and have the benefit of a subordinated guarantee of Allied Irish Banks, p.l.c. (“AIB”). The Preferred Securities have no fixed final redemption date and the holders have no rights to call for the redemption of the Preferred Securities.

The Preferred Securities are redeemable in whole but not in part at the option of the general partner and with the agreement of the Financial Regulator (i) upon the occurrence of certain events, or (ii) on or after December 17, 2014, subject to the provisions of the Limited Partnership Act, 1907.

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

45 OTHER EQUITY INTERESTS

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

The RCIs bear interest at a rate of 7.50% per annum from (and including) February 5, 2001 to (but excluding) February 28, 2011 and thereafter at 3.33% per annum above 3 month EURIBOR, reset quarterly.

The rights and claims of the RCI holders and the coupon holders are subordinated to the claims of the senior creditors and the senior subordinated creditors of the issuer. In the event of a winding up of the issuer, the RCI holders will rank pari passu with the holders of the classes of preference shares (if any) from time to time issued by the issuer and in priority to all other stockholders.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

46 SHARE CAPITAL

	December 31,
	2007	2006
	(Euro in millions)
Ordinary share capital
Ordinary shares of €0.32 each
Authorized: 1,160 million shares (2006: 1,160 million)
Issued: 918 million shares (2006: 918 million)	294	294

The company has authorization from stockholders to issue 279.4 million ordinary shares of €0.32 each, including the re-issue of € 37.8 million Treasury Shares.

There were no movements in issued ordinary shares during 2007 or 2006.

Preference share capital

The company has authorization from stockholders to issue preference share capital as follows:

19.75 million non-cumulative preference shares of US$25 each

200 million non-cumulative preference shares of €1.27 each

200 million non-cumulative preference shares of Stg£1 each

200 million non-cumulative preference shares of Yen 175 each

47 OWN SHARES

Share Repurchases

At the 2007 Annual General Meeting, stockholders granted authority for the Company, or any subsidiary, to make market purchases of up to 91.8 million ordinary shares of the Company, subject to the terms and conditions set out in the relevant resolution. During 2007, ordinary shares previously purchased under a similar authority, and held as Treasury Shares, were re-issued as follows:

	Years ended December 31,
	2007	2006
Treasury shares held, January 1	42,778,079	43,539,597
Shares re-issued under:
AIB Share Option Plans	(2,672,825)	(4,346,120)
Allfirst Financial Inc. Stock Option Plan	(20,000)	(35,000)
AIB Approved Employee Profit Sharing Plans	(2,286,250)	(1,980,398)
	(4,979,075)	(6,361,518)
Purchase of shares held by subsidiary company	—	5,600,000

Treasury shares held, December 31	37,799,004	42,778,079

The cost of share repurchases less proceeds of shares re-issued has been charged to the profit and loss account reserve.

The shares issued during 2007 to participants in the AIB share option plans were issued at prices of €10.02, €11.98, €12.60, €13.30, €13.55 and €13.90 per share. The total consideration received for these shares was €30.8 million.

The consideration received for the shares issued during 2007 on the exercise of Dauphin converted options to participants in the Allfirst Financial Inc. Stock Option Plan was €0.2 million.

During 2007, the Company re-issued from its pool of Treasury Shares 2,286,250 ordinary shares to the Trustees of the employees’ profit sharing plans, at €22.63 per share. The consideration received for these shares was €51.7 million.

During the year ended December 31, 2006, the Company purchased 5.6 million ordinary shares, previously held by AIB Finance Ltd., a subsidiary of the Company, at a market price of €22.90 per share. The 5.6 million shares in question are held by AIB as Treasury Shares.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

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

At December 31, 2007, there were no converted options outstanding (2006: 45,598 ordinary shares).

Employee share plans and trusts

The Group sponsors a number of employee share plans whereby purchases of shares are made in the open market to satisfy commitments under the plans.

At December 31, 2007, 1.4 million shares (2006: 2.0 million) were held by trustees with a book value of €23.1 million (2006: €23.2 million), and a market value of €22.4 million (2006: €44.6 million). The book value is deducted from the profit and loss account reserve while the shares continue to be held by the Group.

The Group sponsors SAYE plans for eligible employees in the UK, the Isle of Man and Channel Islands. The trustees of the plans have borrowed funds from Group companies, interest free, to enable them to purchase Allied Irish Banks, p.l.c. ordinary shares in the open market. These shares are used to satisfy commitments arising under the plans. The trustees receive dividends on the shares which are used to meet the expenses. The cost of providing these shares is charged to the profit and loss account on a systematic basis over the period that the employees are expected to benefit. At December 31, 2007, 1.0 million shares (2006: 1.4 million) were held by the trustees with a book value of €18.9 million (2006: €18.3 million) and a market value of €15.6 million (2006: €31.3 million).

In 2001, the AIB Group Employee Share Trust was established to satisfy commitments arising under the AIB Group Long-Term Incentive Plan (“LTIP”). Funds were provided to the trustees to enable them to purchase Allied Irish Banks, p.l.c. ordinary shares in the open market. The trustees have waived their entitlement to dividends. At December 31, 2007, 0.2 million shares (2006: 0.2 million) were held by the trustees with a book value of €2.1 million (2006: €2.1 million) and a market value of €3.1 million (2006: €4.5 million).

Prior to its disposal to M&T Bank Corporation, Allfirst Financial, Inc. sponsored the Allfirst Stock Option Plans, for the benefit of key employees of Allfirst. At December 31, 2002, Allfirst had lent US$178 million to a trust to enable it to purchase Allied Irish Banks, p.l.c. ordinary shares in the form of American Depositary Shares in the open market. The shares purchased are used to satisfy options which have been granted to Allfirst employees. Proceeds of option exercises are used to repay the loan to the trust. Under the terms of the trust, the trustees receive dividends on the shares which are used to meet the expenses of the trust. A similar plan operated for certain eligible employees of AIB’s US operations. At December 31, 2007, 0.2 million (2006: 0.4 million) ordinary shares were held by the trust with a cost of €2.1 million (2006: €3.6 million) and a market value of €3.6 million (2006: €8.8 million).

Subsidiary companies

Certain subsidiary companies may hold shares in AIB for customer facilitation and in the normal course of business. However, at December 31, 2007 no such shares were held by subsidiary companies. At December 31, 2006, 0.3 million shares with a book and market value of €6.6 million were held by subsidiary companies.

The accounting treatment is not intended to affect the legal characterization of the transaction or to change the situation at law achieved by the parties to it. Thus, the inclusion of the shares as a deduction against stockholders’ funds on the Group balance sheet does not imply that they have been purchased by the company as a matter of law.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

48 ANALYSIS OF CASH AND CASH EQUIVALENTS

For the purpose of the statement of cash flows, cash and cash equivalents comprise the following balances with less than 3 months maturity from the date of acquisition:

	Years ended December 31,
	2007	2006	2005
	(Euro in millions)
Cash and balances at central banks	1,264	989	742
Loans and receivables to banks	9,163	12,354	6,598
Short term investments	—	1,012	330

At December 31	10,427	14,355	7,670

The Group is required to maintain balances with the Financial Regulator which amounted to €2,683 million (2006: €2,636 million; 2005: €2,694 million). The Group is also required by law to maintain reserve balances with the Bank of England and with the National Bank of Poland. At December 2007, such reserve balances amounted to €419 million (2006: €755 million; 2005: €505 million). Amounts with central banks are included within cash and balances at central banks and loans and receivables to banks.

49 MEMORANDUM ITEMS: CONTINGENT LIABILITIES AND COMMITMENTS

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

	December 31, 2007		December 31, 2006
	Contract amount	Risk weighted amount	Contract amount	Risk weighted amount
	(Euro in millions)
Contingent liabilities
Guarantees and assets pledged as collateral security:
Guarantees and irrevocable letters of credit	5,628	5,381	5,902	5,675
Other contingent liabilities	1,393	576	1,191	537
	7,021	5,957	7,093	6,212
Commitments
Documentary credits and short-term trade-related transactions	378	135	314	112
Undrawn note issuance and revolving underwriting facilities	121	60	145	67
Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year(1)	11,073	—	10,613	—
1 year and over	12,143	6,040	12,984	6,475
	23,715	6,235	24,056	6,654

	30,736	12,192	31,149	12,866

(1)	Undrawn loan commitments which are unconditionally cancellable at any time or which have a maturity of less than one year have a risk weighting of zero.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	December 31, 2007		December 31, 2006
	Contingent liabilities	Commitments	Contingent liabilities	Commitments
	(Euro in millions)
Concentration of exposure
Republic of Ireland	2,406	13,088	2,345	12,819
United States of America	2,873	3,087	3,211	3,417
United Kingdom	1,568	5,184	1,470	6,010
Poland	165	2,214	67	1,777
Rest of the world	9	142	—	33

	7,021	23,715	7,093	24,056

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

50 DERIVATIVE FINANCIAL INSTRUMENTS

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

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

The following tables present the notional principal amount and the gross replacement cost(2) of interest rate, exchange rate, equity and credit derivative contracts at December 31, 2007 and 2006.

	December 31, 2007		December 31, 2006
	Notional principal amount	Gross replacement cost	Notional principal amount	Gross replacement cost
	(Euro in millions)
Interest rate contracts(1)
Trading	165,429	978	145,600	689
Non-trading	68,034	657	71,835	476

	233,463	1,635	217,435	1,165

Exchange rate contracts(1)
Trading	28,977	278	20,226	107
Non-trading	—	—	—	—

	28,977	278	20,226	107

Equity contracts(1)
Trading	6,955	386	6,485	438
Non-trading	—	—	—	—

	6,955	386	6,485	438

Credit derivatives(1)
Trading	1,117	—	570	—
Non-trading	—	—	—	—

	1,117	—	570	—

(1)	Interest rate contracts are entered into for both trading and hedging purposes. Equity, exchange rate and credit derivative contracts are entered into for trading purposes only.
(2)	87% of gross replacement cost relates to exposures to banks (2006: 94%).

The Group uses the same credit control and risk management policies in undertaking all off-balance sheet commitments as it does for on balance sheet lending including counterparty credit approval, limit setting and monitoring procedures. In addition the derivative instruments are subject to market risk policy and control framework as described in the risk management section.

The following table analyzes the notional amount and gross replacement cost of interest rate, exchange rate, equity contracts and credit derivatives by maturity.

	Residual maturity
	< 1 year	1 < 5 years	5 years +	Total
	(Euro in millions)
2007
Notional amount	150,224	89,460	30,828	270,512
Gross replacement cost	952	868	479	2,299

2006
Notional amount	146,629	73,469	24,618	244,716
Gross replacement cost	695	717	298	1,710

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

AIB Group has the following concentration of exposures in respect of notional amount and gross replacement cost of all interest rate, exchange rate, equity and credit derivative contracts. The concentrations are based primarily on the location of the office recording the transaction.

	December 31, 2007		December 31, 2006
	Notional amount	Gross Replacement cost	Notional amount	Gross Replacement cost
	(Euro in millions)
Republic of Ireland	201,701	1,689	192,329	1,403
Unites States of America	4,581	48	3,712	34
United Kingdom	24,817	296	24,952	182
Poland	39,413	266	23,723	91

	270,512	2,299	244,716	1,710

Trading activities

The Group maintains trading positions in a variety of financial instruments including derivatives. These financial instruments include interest rate, foreign exchange and equity futures, interest rate swaps, interest rate caps and floors, forward rate agreements, and interest rate, foreign exchange and equity index options. Most of these positions arise as a result of activity generated by corporate customers while the remainder represent trading decisions of the Group’s derivative and foreign exchange traders with a view to generating incremental income.

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

The Group undertakes trading activities in interest rate contracts with the Group being a party to interest rate swap, forward, future, option, cap and floor contracts. The Group’s largest activity is in interest rate swaps. The two parties to an interest rate swap agree to exchange, at agreed intervals, payment streams calculated on a specified notional principal amount. Forward rate agreements are also used by the Group in its trading activities. Forward rate agreements settle in cash at a specified future date based on the difference between agreed market rates applied to a notional principal amount.

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

Derivative prices fluctuate in value as the underlying interest rate, foreign exchange rate, or equity prices change. If the derivatives are purchased or sold as hedges of balance sheet items, the appreciation or depreciation of the derivative will generally be offset by the unrealized depreciation or appreciation of the hedged items. This means that separate disclosure of market risk on derivatives used for hedging purposes is not meaningful.

To achieve its risk management objective, the Group uses a combination of derivative financial instruments, particularly interest rate swaps, futures and options, as well as other contracts. The notional principal and fair value amounts, weighted average maturity and weighted average receive and pay rates for instruments held for risk management purposes entered into by the Group at December 31, 2007 and 2006 are presented within this note.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

The following table shows the notional principal amounts and the fair values of derivative financial instruments analyzed by product and purpose as at December 31, 2007 and 2006.

	December 31, 2007			December 31, 2006
	Notional amount	Fair values		Notional Amount	Fair values
		Assets	Liabilities		Assets	Liabilities
	(Euro in millions)
Derivatives held for trading

Interest rate derivatives – over the counter (OTC)
Interest rate swaps	123,300	1,501	(1,373)	93,020	768	(723)
Cross-currency interest rate swaps(1)	2,878	1,651	(1,613)	2,018	1,042	(1,024)
Forward rate agreements	32,917	18	(21)	27,233	13	(12)
Interest rate options	5,016	14	(15)	3,302	8	(8)
Other interest rate contracts	—	—	—	446	2	(3)

Total OTC interest rate contracts	164,111	3,184	(3,022)	126,019	1,833	(1,770)
Interest rate derivatives – exchange traded
Interest rate futures	1,318	3	(1)	19,581	—	(3)

Interest rate contracts total	165,429	3,187	(3,023)	145,600	1,833	(1,773)

Foreign exchange derivatives – (OTC)
Currency forwards	374	17	(9)	329	3	(10)
Currency swaps	22,824	311	(360)	12,773	165	(154)
Currency options bought & sold	5,779	53	(57)	7,124	31	(22)

Foreign exchange derivatives total	28,977	381	(426)	20,226	199	(186)

Equity index contracts (OTC)	6,955	387	(387)	6,393	437	(423)
Equity index options – exchange traded	—	—	—	92	1	—

Equity index contracts total	6,955	387	(387)	6,485	438	(423)

Credit derivatives (OTC)
Credit derivatives	1,117	1	(40)	570	—	—

Credit derivative contracts total	1,117	1	(40)	570	—	—

Total trading contracts	202,478	3,956	(3,876)	172,881	2,470	(2,382)

Derivatives designated as fair value hedges
Interest rate swaps (OTC)	42,601	482	(107)	47,374	396	(116)
Derivatives designated as cash flow hedges
Interest rate swaps (OTC)	25,433	119	(159)	24,461	24	(33)

Total hedging contracts	68,034	601	(266)	71,835	420	(149)

Total derivative financial instruments	270,512	4,557	(4,142)	244,716	2,890	(2,531)

(1)	Cross currency interest rate swaps have an exchange of nominals on settlement. Such nominals are therefore shown gross on the balance sheet.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

These tables present the notional principal and fair value amounts, weighted average maturity and weighted average receive and pay rates for instruments held for risk management purposes entered into by the Group for 2007 and 2006.

	Notional Principal amount		Weighted average maturity in years		Weighted average rate				Estimated(1) Fair value
					Receive		Pay
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
	(Euro in millions)				%	%	%	%	(Euro in millions)
Interest rate derivatives designated as fair value hedges
Interest rate swaps:
Pay fixed
1 year or less	456	1,058	0.43	0.32	4.85	3.76	4.35	4.12	(5)	(13)
1 – 5 years	1,046	1,747	2.77	2.81	5.00	3.72	4.63	3.98	(14)	(10)
Over 5 years	258	1,034	8.07	13.41	5.30	4.11	6.62	4.79	—	(8)

	1,760	3,839	2.94	4.98	5.01	3.83	4.85	4.24	(19)	(31)

Receive fixed
1 year or less	28,308	24,209	0.24	0.23	5.06	4.26	5.09	4.29	279	247
1 – 5 years	4,810	4,957	1.72	2.47	3.80	3.45	4.27	3.59	87	15
Over 5 years	2,796	2,863	9.04	11.08	4.36	4.79	3.80	4.10	15	21

	35,914	32,029	1.12	1.55	4.84	4.18	4.88	4.16	381	283

Pay/receive floating
1 year or less	1,250	3,511	0.76	0.60	4.75	3.85	4.51	3.87	—	9
1 – 5 years	3,677	5,807	3.41	3.16	5.27	3.63	5.67	3.64	13	12
Over 5 years	—	2,188	—	7.73	—	3.84	—	3.85	—	7

	4,927	11,506	2.74	3.25	5.14	3.74	5.37	3.75	13	28

Interest rate derivatives designated as cash flows hedges
Interest rate swaps:
Pay fixed
1 year or less	924	417	0.67	0.72	4.70	3.67	3.21	3.09	8	3
1 – 5 years	3,379	2,980	2.76	2.83	4.69	3.63	3.88	3.38	31	35
Over 5 years	428	379	7.13	6.54	4.61	3.65	4.17	3.94	6	2

	4,731	3,776	2.75	2.97	4.69	3.64	3.77	3.40	45	40

Receive fixed
1 year or less	3,851	4,692	0.54	0.43	4.13	4.26	4.91	4.02	16	29
1 – 5 years	12,189	12,013	2.77	2.86	4.13	4.06	4.95	4.09	(36)	(38)
Over 5 years	4,662	3,980	6.73	7.20	4.85	4.61	5.75	4.50	(65)	(40)

	20,702	20,685	3.25	3.15	4.29	4.21	5.13	4.15	(85)	(49)

(1)	Including accrual.

The pay fixed cash flow hedges are used to hedge the cash flows on variable rate liabilities, primarily floating rate notes. The cash flows are expected to occur in periods up to 2017. The receive fixed cash flow hedges are used to hedge the cash flows on variable rate assets, primarily the variable rate loan portfolio. The cash flows are expected to occur in periods up to 2016. The fair value hedges are entered into to hedge the exposure to changes in the fair value of recognized assets or liabilities arising from changes in interest rates, primarily available for sale securities and fixed rate liabilities. The fair values of financial instruments are set out in note 56.

The negative mark to market on fair value hedging derivatives, excluding accrual, is €87 million (2006: €74 million) and the positive mark to market on the related hedged items is €75 million (2006: €63 million). A negative mark to market, excluding accrual, of €87 million (2006: €282 million) was recognized directly in equity relating to cash flow hedges during the period.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

Netting financial assets and financial liabilities

Derivative financial instruments are shown on the balance sheet at their fair value, those with a positive fair value are reported as assets and those with a negative fair value are reported as liabilities.

The Group has a number of master netting agreements in place which allow it to net positive and negative fair values on derivatives contracts in the event of default by the counterparty. The effect of netting contracts subject to master netting agreements would reduce the balance sheet carrying amount of derivative assets and liabilities by €743 million (2006: €503 million). Additionally, the Group has a legal right, which has not been exercised to offset contracts of €405 million (2006: €Nil).

51 COMMITMENTS

Capital expenditure

Estimated outstanding commitments for capital expenditure not provided for in the accounts amounted to €119 million (2006: €162 million). Capital expenditure authorized, but not yet contracted for, amounted to €127 million (2006: €144 million).

Operating lease rentals

The total of future minimum lease payments under non-cancellable operating leases are set out below:

	December 31,
	2007	2006
	(Euro in millions)
One year	75	55
One to two years	72	67
Two to three years	69	64
Three to four years	62	62
Four to five years	60	56
Over five years	593	593

Total	931	897

Significant leases are set out in notes 11 and 12 together with initial rents payable and minimum lease terms. Other operating leases in place have various lease terms.

In addition, the lease of the new Bankcentre development, outlined in note 12, commenced from the date of practical completion.

There are no contingent rents payable and all lease payments are at market rates.

The total of future minimum sublease payments expected to be received under non-cancellable subleases at the balance sheet date were €11 million (2006: €11 million).

Operating lease payments recognized as an expense for the period were €74 million (2006: €46 million). Sublease income amounted to €1 million (2006: €2 million).

52 RELATED PARTY TRANSACTIONS

(a) Associated undertakings and joint ventures

From time to time the Group provides certain banking and financial services for associated undertakings. Details of loans to associates are set out in note 25, while deposits from associates are set out in notes 37 and 38.

(b) Sale and Leaseback of Blocks E, F, G and H Bankcentre to Hibernian Life and Pensions Ltd. (“HLP”)

On June 9, 2006, the Group agreed the sale and leaseback of blocks E, F, G, and H at Bankcentre (note 11). The lease is for 20 years. The blocks were sold to HLP for a total consideration of €170.5 million. AIB hold a 24.99% share of Hibernian Life Holdings Ltd. (HLH) which is the holding company for Ark Life and HLP. The initial annual rent payable on blocks E, F, G and H is €7.1 million. The rent is paid through Wallkav Ltd, a wholly owned subsidiary of AIB.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

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

(d) Compensation of Key Management Personnel

The following disclosures are made in accordance with the provisions of IAS 24—Related Party Disclosures, in respect of the compensation of key management personnel. Under IAS 24, “Key Management Personnel” are defined as comprising directors (executive and non-executive) together with senior executive officers (namely, the members of the Group Executive Committee (see pages 57 to 60)).

The figures shown below include the figures separately reported in respect of directors’ remuneration, shown in the “Report on Directors’ Remuneration and Interests” in Item 6.

	December 31,
	2007	2006
	(Euro in millions)
Short-term employee benefits(1)	12.6	12.3
Post-employment benefits(2)	1.5	2.1
Termination benefits(3)	0.1	0.8
Equity compensation benefits(4)	3.9	3.1

Total	18.1	18.3

(1)

comprises (a) in the case of executive directors and the other senior executive officers: salary, bonus, profit share plan benefits, medical insurance, benefit-in-kind arising from preferential loans and use of company car (or payment in lieu), and other short-term benefits, and (b) in the case of non-executive directors: directors’ fees. Figures for 2007 relate to 4 executive directors (2006:3)—see “Remuneration “ page 60:5 other senior executive officers (2006:6); and 15 non-executive directors (2006: 11), excluding Mr. R.G. Wilmers, fees in respect of whose service as a designated director of M&T Bank Corporation (“M&T”), amounting to €36,500 (2006: €36,023) were paid to M&T;

(2)

comprises (a) payments to defined benefit pension plans, in accordance with actuarial advice, to provide post-retirement pensions from normal retirement date in respect of 4 executive directors (2006:3); 5 other senior executive officers (2006:6) (b) the payment of pensions to former directors or their dependants, granted on an ex gratia basis; and (c) in 2006, an amount of €650,000 to amortize a deficit in the Non-Executive Directors’ Pension Plan, in accordance with actuarial advice;

(3)

(a) lump sum payment made on retirement to Mr. Shom Bhattacharya, former Group Chief Risk Officer, and (b) in 2006, lump sum payments made to Mr. Gary Kennedy, former Group Finance Director, (see page 190), and on retirement to Mr. Aidan McKeon, a former Executive Director;

(4)

the value of conditional awards of shares under the company’s share option plan and long term incentive plans (which are described in note 13) made to executive directors and other senior executive officers; the value shown, which has been determined by applying the valuation techniques (described in note 13) relates to 4 executive directors, and 5 other senior executive officers in 2007 (2006: 3 executive directors, and 6 other senior executive officers).

(e) Transactions with Key Management Personnel

At December 31, 2007, deposit and other credit balances held by Key Management Personnel amounted to €10.4 million (2006: €5.3 million).

Loans to non-executive Directors are made in the ordinary course of business on normal commercial terms. Loans to executive directors and other senior executive officers are made (i) on terms applicable to other employees in the Group, in accordance with established policy, within limits set on a case by case basis, and/or (ii) on normal commercial terms.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

The following amounts were outstanding at year-end in loans, or quasi-loans (credit card facilities) to persons who at any time during the year were key management personnel:

	December 31, 2007				December 31, 2006
	Loans		Quasi-loans		Loans		Quasi-loans
A. Directors	€14.4	m	€0.07	m	€3.7	m	€0.05	m
(number of persons)	(8)		(13)		(7)		(11)
B. Other Senior Executive Officers«	€3.7	m	€0.02	m	€3.7	m	€0.03	m
(number of persons)	(5)		(5)		(5)		(6)

Total	€18.1	m	€0.09	m	€7.4	m	€0.08	m
(number of persons)	(13)		(18)		(12)		(17)

«	Group Executive Committee members (other than executive directors, whose figures are included at A)

Loans to directors and officers are made (a) in the ordinary course of business, (b) on substantially the same terms« as those prevailing at the time for comparable transactions with other persons and (c) did not involve more than the normal risk of collectibility or present other unfavorable features.

«two separate loans made to two individual executive directors, outstanding at December 31, 2007, were made at preferential rates of interest, in line with comparable transactions made to employees of the Company. All other terms attaching to these loans were the same as terms prevailing at the time for comparable transactions with other persons.

(f) Indemnities

On February 2, 2004, AIB Capital Markets plc, a wholly-owned subsidiary, extended the terms of an indemnity previously given to certain former directors, officers and employees of Govett Investment Management Ltd. (“Govett”) – now “AIB Investment Management Limited” – to Mr. Michael Buckley, the former Group Chief Executive, and Mr. Colm Doherty, Managing Director, AIB Capital Markets; Mr. Buckley is a former director of a split capital trust managed by Govett, and Mr. Doherty is a former director of Govett. The aggregate liability of AIB Capital Markets plc under the aforementioned indemnity is €10 million.

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

Allied Irish Banks, p.l.c. has indemnified the Directors of Allied Irish Banks Pensions Limited and AIB DC Pensions (Ireland) Limited, the trustees of the Group’s Republic of Ireland defined benefit pension plan and defined contribution pension plan, respectively, against any actions, claims or demands arising out of their actions as Directors of the trustee companies, other than by reason of wilful default. Mr. Adrian Burke, a Director of the Company, was a Director of the above-mentioned trustee companies until November 19, 2007; Ms. Anne Maher, also a Director of the Company, was appointed a Director of the above-mentioned trustee companies with effect from November 19, 2007.

(g) Payment to a former Director

In accordance with stockholder approval given at the 2006 Annual General Meeting, a payment of €738,675 was made during 2006 to Mr. Gary Kennedy, former Group Finance Director, who resigned as a director of the company on December 31, 2005, which included compensation for loss of office, and fees in relation to legal, pension, taxation and other advice.

53 CURRENCY INFORMATION

	Assets		Liabilities
	2007	2006	2007	2006
	(Euro in millions)		(Euro in millions)
Euro	97,781	92,189	98,325	92,974
Other	80,081	66,337	79,537	65,552

	177,862	158,526	177,862	158,526

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

54 REPORTING CURRENCY AND EXCHANGE RATES

The currency used in these accounts is the euro which is denoted by “EUR” or the symbol €. Each euro is made up of one hundred cent, denoted by the symbol “c” in these accounts.

The exchange rates used in the preparation of the Consolidated Financial Statements for the years ended December 31, 2007 and 2006 were as follows:

	December 31,
	2007	2006	2005
€/US$
Closing	1.4721	1.3170	1.1797
Average	1.3749	1.2566	1.2484
€/Stg£
Closing	0.7334	0.6715	0.6853
Average	0.6861	0.6822	0.6851
€/PLN
Closing	3.5935	3.8310	3.8600
Average	3.7792	3.8965	4.0276

55 CAPITAL ADEQUACY INFORMATION

The Group, its banking subsidiaries, and its other licensed subsidiaries are subject to requirements imposed by their relevant regulators. The following table sets out for the Group certain information about its regulatory capital position:

	December 31,
	2007	2006
	(Euro in millions)
Risk weighted assets	139,386	123,034

Tier 1 capital	10,491	10,116
Ratio(1)(3)	7.5%	8.2%
Minimum required ratio(2)	4.25%	4.25%

Total capital	14,098	13,644
Ratio(1)(3)	10.1%	11.1%
Minimum required ratio(2)	8.5%	8.5%

(1)	The ratio of capital to risk-weighted assets as defined by the Regulator.
(2)	Minimum capital ratio to meet regulatory requirements.
(3)

The Financial Regulator issued a requirement that a Prudential Filter be applied to proposed final dividends with effect from July 2007, accordingly these dividends have been deducted in calculating the Tier 1 and Total Capital Ratios as at December 31, 2007. If applied at December 31, 2006, the Group’s Tier 1 and Total Capital Ratios would have been 7.9% and 10.8%, respectively.

During the period the Group and all its licensed subsidiaries complied with externally imposed capital requirements.

56 FAIR VALUE OF FINANCIAL INSTRUMENTS

The term “financial instruments” includes both financial assets and financial liabilities. The fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

Fair value is based upon quoted market prices where available. If a quoted market price is not available, fair value may be estimated using quoted market prices for similar instruments and adjusted for differences between the quoted instrument and the instrument being valued. In certain cases, including some lendings to customers, where there are no ready markets, various techniques have been used to estimate the fair value of the instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Readers of these financial statements are advised to use caution when using the data to evaluate the Group’s financial position or to make comparisons with other institutions.

Fair value information is not provided for items that do not meet the definition of a financial instrument. These include short-term receivables and payables, intangible assets such as the value of the branch network and the long-term relationships with depositors, premises and equipment and stockholders’ equity. These items are material and accordingly the fair value information presented does not purport to represent, nor should it be construed to represent, the underlying value of the Group as a going concern at December 31, 2007.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

The following table gives details of the carrying amounts and fair values of financial instruments of the Group at December 31, 2007 and 2006.

	December 31, 2007		December 31, 2006
	Carrying amount	Fair value	Carrying amount	Fair value
	(Euro in millions)
Assets
Trading financial instruments
Trading portfolio financial assets	8,256	8,256	8,953	8,953
Trading derivative financial instruments	3,956	3,956	2,470	2,470

Non-trading financial instruments
Cash and balances at central banks(1)	1,264	1,264	989	989
Treasury bills and other eligible bills	15	15	196	196
Items in course of collection(1)	383	383	527	527
Loans and receivables to banks(2)	9,465	9,540	12,900	12,913
Loans and receivables to customers(2)	127,603	127,517	107,115	107,068
Financial investments available for sale	20,969	20,969	19,665	19,665
Hedging derivative financial instruments	601	601	420	420
Fair value hedged asset positions(3)	3	—	3	—
Disposal group and assets classified as held for sale(1)	239	239	39	39

Liabilities
Trading financial instruments
Trading portfolio financial liabilities	194	194	191	191
Trading derivative financial instruments	3,876	3,876	2,382	2,382

Non-trading financial instruments
Deposits by banks	30,389	30,392	33,433	33,431
Customer accounts	81,308	81,269	74,875	74,836
Debt securities in issue	41,866	41,669	28,531	28,415
Hedging derivative financial instruments	266	266	149	149
Subordinated liabilities and other capital instruments	4,605	4,148	4,744	4,724
Fair value hedged liability positions(3)	(79)	—	(77)	—
Disposal group classified as held for sale(1)	161	161	—	—

(1)	The fair value of these financial instruments is considered equal to the carrying value. These instruments are either carried at market value or have minimal credit losses.
(2)	The carrying values are net of the provisions for impairment and related unearned income.
(3)	The fair value of the hedged asset and liability positions are included in the fair value of the relevant assets and liabilities being hedged.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

The following methods and assumptions were used by the Group in estimating the fair value of its financial instruments.

Trading portfolio financial assets/liabilities

The fair value of trading portfolio financial assets and liabilities is based on quoted prices sourced from external pricing services or bid quotations sourced from external securities dealers. Where securities are traded on an exchange, the fair value is based on prices from the exchange.

Loans and receivables to banks and loans and receivables to customers

The fair value of money market funds and loans and receivables to banks are estimated using discounted cash flows applying either market rates, where practicable, or rates currently offered by other financial institutions for placings with similar characteristics.

The Group provides lending facilities of varying rates and maturities to corporate and personal customers. Valuation techniques including: using recent arm’s length market transactions; reference to fair value of another similar instrument; discounted cash flow analysis; and option pricing models are employed, as considered appropriate, in estimating the fair value of loans. Where secondary market prices are available, these are used. The carrying amount of variable rate loans is considered to be at market value if there was no significant change in the credit risk of the borrower. The fair value of fixed rate loans is calculated by discounting expected cash flows using discount rates that reflect the credit and interest rate risk in the portfolio.

Financial investments available for sale

The fair value of financial investments is based on quoted prices sourced from external pricing services or bid quotations sourced from external securities dealers. Where securities are traded on an exchange, the fair value is based on prices from the exchange. The estimated value of unlisted financial investments is calculated using financial markets pricing models to discount anticipated future cashflows arising from these items, to arrive at present value.

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

Subordinated liabilities and other capital instruments

The estimated fair value of subordinated liabilities and other capital instruments is estimated based on discounted cash flow analysis using market rates.

Commitments pertaining to credit-related instruments

Details of the various credit-related commitments entered into by the Group and other off-balance sheet financial guarantees are included in note 49. Fees for these instruments may be billed in advance or in arrears on an annual, quarterly or monthly basis. In addition, the fees charged vary on the basis of instrument type and associated credit risk. As a result it is not considered practicable to estimate the fair value of these instruments because each customer relationship would have to be separately evaluated.

Derivative financial instruments

The fair value of derivatives used for trading purposes is determined using market prices or market standard revaluation methodologies, based on pricing inputs sourced from external pricing services. The Group uses various derivatives, designated as hedges, to manage its exposure to fluctuations in interest rates. The fair value of these instruments is estimated using market prices or pricing models consistent with the methods used for valuing similar instruments used for trading purposes. Details of derivatives in place, including fair values, are included in note 50.

See the sections identified as ‘forming an integral part of audited financial statements’ in Item 11- Market Risk.

57 INTEREST RATE SENSITIVITY

The net interest rate sensitivity of the Group at December 31, 2007 and 2006 is illustrated in the tables below. The tables set out details of those assets and liabilities whose values are subject to change as interest rates change within each contractual repricing time period. Details regarding assets and liabilities which are not sensitive to interest rate movements are also included. The tables show the sensitivity of the balance sheet at one point in time and are not necessarily indicative of positions at other dates. In developing the classifications used in the tables it has been necessary to make certain assumptions and approximations in assigning assets and liabilities to different repricing categories.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	December 31, 2007
Interest rate sensitivity	0<1 Month	1<3 Months	3<12 Months	1<2 Years	2<3 Years	3<4 Years	4<5 Years	5 years +	Non-interest bearing	Trading	Total
	(Euro in millions)
Assets
Treasury bills and other eligible bills	15	—	—	—	—	—	—	—	—	—	15
Trading portfolio financial assets	—	—	—	—	—	—	—	—	—	8,256	8,256
Loans and receivables to banks	8,645	476	83	—	—	—	—	117	144	—	9,465
Loans and receivables to customers	87,129	17,226	9,336	3,019	2,006	1,603	2,123	5,161	—	—	127,603
Financial investments available for sale	5,336	1,923	4,305	1,532	1,985	1,330	1,136	3,077	345	—	20,969
Other assets	—	—	—	—	—	—	—	—	7,598	3,956	11,554

Total assets	101,125	19,625	13,724	4,551	3,991	2,933	3,259	8,355	8,087	12,212	177,862

Liabilities
Deposits by banks	16,196	11,237	2,648	58	77	—	—	7	166	—	30,389
Customer accounts	52,321	12,655	3,983	1,018	396	414	254	382	9,885	—	81,308
Trading portfolio financial liabilities	—	—	—	—	—	—	—	—	—	194	194
Debt securities in issue	9,694	16,190	8,563	174	2,575	1,998	5	2,667	—	—	41,866
Subordinated liabilities and other capital instruments	1,007	600	—	200	—	—	—	2,798	—	—	4,605
Other liabilities	—	—	—	—	—	—	—	—	5,803	3,870	9,673
Stockholders’ equity	—	—	—	—	—	—	—	—	9,827	—	9,827

Total liabilities and stockholders equity	79,218	40,682	15,194	1,450	3,048	2,412	259	5,854	25,681	4,064	177,862
Derivative financial instruments affecting interest rate sensitivity	38,480	(21,391)	(10,565)	(885)	(833)	(870)	(431)	(3,505)	—	—	—

Interest sensitivity gap	(16,573)	334	9,095	3,986	1,776	1,391	3,431	6,006	(17,594)	8,148
Cumulative interest sensitivity gap	(16,573)	(16,239)	(7,144)	(3,158)	(1,382)	9	3,440	9,446	(8,148)	—

	Euro m	Euro m	Euro m	Euro m	Euro m	Euro m	Euro m	Euro m	Euro m	Euro m
Interest sensitivity gap	(7,174)	2,943	7,610	2,185	177	(97)	1,723	965	(13,824)	4,948
Cumulative interest sensitivity gap	(7,174)	(4,231)	3,379	5,564	5,741	5,644	7,367	8,332	(5,492)	(544)

(in euro equivalents)	US $m	US $m	US $m	US $m	US $m	US $m	US $m	US $m	US $m	US $m
Interest sensitivity gap	(3,610)	75	1,043	512	302	356	259	346	706	814
Cumulative interest sensitivity gap	(3,610)	(3,535)	(2,492)	(1,980)	(1,678)	(1,322)	(1,063)	(717)	(11)	803

(in euro equivalents)	Stg m	Stg m	Stg m	Stg m	Stg m	Stg m	Stg m	Stg m	Stg m	Stg m
Interest sensitivity gap	(1,476)	(2,572)	(455)	678	943	769	1,124	4,312	(4,403)	995
Cumulative interest sensitivity gap	(1,476)	(4,048)	(4,503)	(3,825)	(2,882)	(2,113)	(989)	3,323	(1,080)	(85)

(in euro equivalents)	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m
Interest sensitivity gap	(2,982)	475	424	417	377	336	322	383	(153)	70
Cumulative interest sensitivity gap	(2,982)	(2,507)	(2,083)	(1,666)	(1,289)	(953)	(631)	(248)	(401)	(331)

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

	December 31, 2006
Interest rate sensitivity	0<1 Month	1<3 Months	3<12 Months	1<2 Years	2<3 Years	3<4 Years	4<5 Years	5 years +	Non-interest bearing	Trading	Total
	(Euro in millions)
Assets
Treasury bills and other eligible bills	—	35	161	—	—	—	—	—	—	—	196
Trading portfolio financial assets	—	—	—	—	—	—	—	—	—	8,953	8,953
Loans and receivables to banks	11,088	726	320	—	—	—	—	128	638	—	12,900
Loans and receivables to customers	82,144	11,365	4,802	1,849	1,646	1,221	1,396	2,692	—	—	107,115
Financial investments available for sale	4,686	2,962	2,658	2,052	1,483	1,355	2,924	1,252	293	—	19,665
Other assets	—	—	—	—	—	—	—	—	7,227	2,470	9,697

Total assets	97,918	15,088	7,941	3,901	3,129	2,576	4,320	4,072	8,158	11,423	158,526

Liabilities
Deposits by banks	17,539	13,006	2,666	39	—	39	—	—	144	—	33,433
Customer accounts	50,189	7,072	4,121	807	495	290	157	397	11,347	—	74,875
Trading portfolio financial liabilities	—	—	—	—	—	—	—	—	—	191	191
195 Debt securities in issue	4,103	15,349	3,441	192	4,515	3	1	927	—	—	28,531
Subordinated liabilities and other capital instruments	1,067	600	—	—	199	—	—	2,878	—	—	4,744
Other liabilities	—	—	—	—	—	—	—	60	5,705	2,382	8,147
Stockholders’ equity	—	—	—	—	—	—	—	—	8,605	—	8,605

Total liabilities and stockholders equity	72,898	36,027	10,228	1,038	5,209	332	158	4,262	25,801	2,573	158,526
Derivative financial instruments affecting interest rate sensitivity	9,253	1,569	(6,254)	(899)	(196)	(41)	(679)	(2,753)	—	—	—

	82,151	37,596	3,974	139	5,013	291	(521)	1,509	25,801	2,573	158,526

Interest sensitivity gap	15,767	(22,508)	3,967	3,762	(1,884)	2,285	4,841	2,563	(17,643)	8,850
Cumulative interest sensitivity gap	15,767	(6,741)	(2,774)	988	(896)	1,389	6,230	8,793	(8,850)	—

	Euro m	Euro m	Euro m	Euro m	Euro m	Euro m	Euro m	Euro m	Euro m	Euro m
Interest sensitivity gap	19,452	(18,530)	2,305	2,285	(3,275)	1,296	2,534	1,511	(13,971)	5,609
Cumulative interest sensitivity gap	19,452	922	3,227	5,512	2,237	3,533	6,067	7,578	(6,393)	(784)

(in euro equivalents)	US $m	US $m	US $m	US $m	US $m	US $m	US $m	US $m	US $m	US $m
Interest sensitivity gap	(2,971)	708	167	879	201	146	687	142	864	522
Cumulative interest sensitivity gap	(2,971)	(2,263)	(2,096)	(1,217)	(1,016)	(870)	(183)	(41)	823	1,345

(in euro equivalents)	Stg m	Stg m	Stg m	Stg m	Stg m	Stg m	Stg m	Stg m	Stg m	Stg m
Interest sensitivity gap	2,195	(4,027)	894	317	757	535	1,427	735	(4,262)	1,475
Cumulative interest sensitivity gap	2,195	(1,832)	(938)	(621)	136	671	2,098	2,833	(1,429)	46

(in euro equivalents)	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m
Interest sensitivity gap	(2,214)	64	351	235	287	311	137	228	(400)	226
Cumulative interest sensitivity gap	(2,214)	(2,150)	(1,799)	(1,564)	(1,277)	(966)	(829)	(601)	(1,001)	(775)

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

58 POST-BALANCE SHEET EVENTS

There have been no material post-balance sheet events which would require disclosure or adjustment to the December 31, 2007 Financial Statements. On February 19, 2008, the Board of Directors reviewed the Financial Statements and authorized them for issue. These Financial Statements were approved at the Annual General Meeting of Stockholders on April 22, 2008.

59 DIVIDENDS

Final dividends were not accounted for until they were approved at the Annual General Meeting of Stockholders on April 22, 2008. A final dividend of EUR51.2c per ordinary share, amounting to a total of €451 million was approved by Stockholders on April 22, 2008 and paid on April 23, 2008. The Financial Statements for the year ended December 31, 2007 do not reflect this dividend, which will be accounted for in stockholders’ equity as an appropriation of retained profits in the year ending December 31, 2008.

60 OPERATING RATIOS

	Years ending
	2007	2006
Operating expense/operating income	51.8%	53.5%
Other income/operating income	29.8%	30.7%
Net interest margin:
Group	2.14%	2.26%
Domestic	2.10%	2.04%
Foreign	2.46%	2.77%

61 FINANCIAL LIABILITIES BY UNDISCOUNTED CONTRACTUAL MATURITY

The table below summarizes the maturity profile of the Group’s financial liabilities at December 31, 2007 based on contractual undiscounted repayment obligations.

	December 31, 2007
	Repayable on demand	3 months or less but not repayable on demand	1 year or less but over 3 months	5 years or less but over 1 year	Over 5 years	Total
	(Euro in millions)
Deposits by banks	1,220	25,965	2,841	920	40	30,986
Customer accounts	34,660	40,816	4,258	2,179	382	82,295
Trading portfolio financial liabilities	194	—	—	—	—	194
Derivative financial instruments	—	2,541	6	293	451	3,291
Debt securities in issue	—	14,609	14,136	13,357	3,053	45,155
Other liabilities	—	1,403	41	(8)	37	1,473
Subordinated liabilities and other capital instruments	—	133	536	2,117	4,038	6,824

Total	36,074	85,467	21,818	18,858	8,001	170,218

In the daily management of liquidity risk, the Group adjusts the contractual outflows on customer deposits to reflect inherent stability of these deposits. Offsetting the liability outflows are cash inflows from the assets on the balance sheet. Additionally, the Group holds a stock of high quality liquid assets, which are held for the purpose of covering unexpected cash outflows.

See the sections identified as ‘forming an integral part of the audited financial statements’ in Item 11- Liquidity Risk.

ALLIED IRISH BANKS, p.l.c.

Notes to Consolidated Financial Statements - (Continued)

The table below sets out the contractual maturity of liabilities at December 31, 2006 on a discounted basis, without taking account of interest.

	December 31, 2006
	Repayable on demand	3 months or less but not repayable on demand	1 year or less but over 3 months	5 years or less but over 1 year	Over 5 years	Total
	(Euro in millions)
Deposits by banks	1,056	28,537	3,192	631	17	33,433
Customer accounts	33,379	34,520	4,774	1,901	301	74,875
Trading portfolio financial liabilities	191	—	—	—	—	191
Derivative financial instruments	—	2,531	—	—	—	2,531
Debt securities in issue	—	9,750	6,778	11,058	945	28,531
Other liabilities	—	1,683	37	41	(4)	1,757
Subordinated liabilities and other capital instruments	—	—	—	1,367	3,377	4,744

	34,626	77,021	14,781	14,998	4,636	146,062

The table below shows the contractual expiry by maturity of the Group’s contingent liabilities and commitments.

	December 31, 2007
	Repayable on demand	3 months or less but not repayable on demand	1 year or less but over 3 months	5 years or less but over 1 year	Over 5 years	Total
	(Euro in millions)
Contingent liabilities	305	1,294	1,453	2,889	1,080	7,021
Commitments	2,691	3,551	6,882	7,592	2,999	23,715

Total	2,996	4,845	8,335	10,481	4,079	30,736

	December 31, 2006
	Repayable on demand	3 months or less but not repayable on demand	1 year or less but over 3 months	5 years or less but over 1 year	Over 5 years	Total
	(Euro in millions)
Contingent liabilities	195	1,378	1,664	3,083	773	7,093
Commitments	2,540	2,778	5,415	10,306	3,017	24,056

Total	2,735	4,156	7,079	13,389	3,790	31,149

The Group expects that not all of the contingent liabilities or commitments will be drawn before expiry of the commitments.

62 RESTATEMENT

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

The directors are responsible for preparing the Annual Report and the Group accounts, in accordance with applicable law and regulations.

The Companies Acts require the directors to prepare group and parent company accounts for each financial year. Under the Acts, the directors are required to prepare the group accounts in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”), and subsequently adopted by the European Commission.

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

The directors consider that, in preparing the accounts on pages 110 to 197, which have been prepared on a going concern basis, the Group has, following discussions with the auditor, used appropriate accounting policies consistently applied and supported by reasonable and prudent judgements and estimates and that all accounting standards, which, following discussions with the auditor, they consider applicable, have been followed (subject to any explanations and any material departures disclosed in the notes to the accounts).

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

The directors, having prepared the accounts, have requested the auditor to take whatever steps and undertake whatever inspections they consider to be appropriate for the purpose of enabling them to give their audit report.

ALLIED IRISH BANKS, p.l.c.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – CONSOLIDATED FINANCIAL STATEMENTS

To the Members and Board of Directors of Allied Irish Banks, p.l.c.

We have audited the accompanying consolidated balance sheets and related notes to the financial statements, of Allied Irish Banks, p.l.c. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, consolidated reconciliation of movements in stockholders’ equity, consolidated statement of cashflows and consolidated statements of recognized income and expense for each of the years in the three-year period ended December 31, 2007. We have also audited the sections identified as ‘forming an integral part of the audited financial statements’ on pages 74 and 75, 86 to 89 and 99 to 103 in this Form 20F. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Allied Irish Banks p.l.c. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in accordance with International Financial Reporting Standards as issued by the IASB and subsequently adopted by the EU.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Allied Irish Bank p.l.c.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 2, 2008 expressed an unqualified opinion on the effectiveness Allied Irish Bank p.l.c.’s internal control over financial reporting.

Chartered Accountants

Dublin, Ireland

May 2, 2008

ALLIED IRISH BANKS, p.l.c.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Members and Board of Directors of Allied Irish Banks, p.l.c.

We have audited Allied Irish Banks, p.l.c.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Allied Irish Banks, p.l.c.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in item 15(b) in the Form 20-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, Allied Irish Banks, p.l.c. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets and the related notes to the financial statements, of Allied Irish Banks p.l.c. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, consolidated reconciliation of movements in stockholders’ equity, consolidated statements of cash flows and consolidated statements of recognized income and expense for each of the years in the three-year period ended December 31, 2007, and our report dated May 2, 2008 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants

Dublin, Ireland

May 2, 2008

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant, Allied Irish Banks, p.l.c., certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 2nd day of May, 2008.

ALLIED IRISH BANKS, p.l.c.
(Registrant)

By:	/s/ JOHN O’DONNELL
Name:	John O’Donnell
Title:	Group Finance Director

Certification

Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Eugene Sheehy, Chief Executive Officer certify that:

1. I have reviewed this Annual Report on Form 20-F of Allied Irish Banks, p.l.c. (“AIB”);

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

Dated: May 2, 2008		/s/ EUGENE SHEEHY
	Name:	Eugene Sheehy
	Title:	Chief Executive Officer

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

The Annual Report on Form 20-F for the year ended December 31, 2007 (the “Report”) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: May 2, 2008		/s/ EUGENE SHEEHY
	Name:	Eugene Sheehy
	Title:	Chief Executive Officer

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

1. I have reviewed this Annual Report on Form 20-F of Allied Irish Banks, p.l.c. (“AIB”);

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

Dated: May 2, 2008		/s/ JOHN O’DONNELL
	Name:	John O’Donnell
	Title:	Group Finance Director

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

The Annual Report on Form 20-F for the year ended December 31, 2007 (the “Report”) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: May 2, 2008		/s/ JOHN O’DONNELL
	Name:	John O’Donnell
	Title:	Group Finance Director

The foregoing certification is being furnished solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Report or as a separate disclosure document.