Form 20-F
period 2008-12-31
ALLIED IRISH BANKS PLC
filed 2009-03-18
CIK 850364

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-10284

Allied Irish Banks,

public limited company

(Exact name of registrant as specified in its charter)

Ireland

(Jurisdiction of incorporation or organization)

Bankcentre, Ballsbridge, Dublin 4, Ireland

(Address of principal executive offices)

Liam Kinsella, Company Secretary

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

Ordinary shares of EUR 0.32 each	918,435,570

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

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

US GAAP  ☐            IFRS  ☒            Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Contents

4	Chairman’s statement	255	Statement of Directors’ responsibilities in relation to the Accounts

6	Group Chief Executive’s review	256	Reports of Independent Registered Public Accounting Firm

8	Corporate Social Responsibility	258	Additional information

12	Financial Review	276	Principal addresses

	- Business description	278	Index

	- Financial data - 5 year financial summary	280	20-F cross reference index

	- Management report	281	Signatures

	- Capital management

	- Critical accounting policies

	- Deposits and short term borrowings

	- Financial investments available for sale

	- Financial investments held to maturity

	- Contractual obligations

	- Off balance sheet arrangements

59	Risk Management

	- Risk Factors

	- Framework

	- Individual risk types

	- Supervision and regulation

106	Corporate Governance

	- The Board & Group Executive Committee

	- Directors’ Report

	- Corporate Governance statement

	- Employees

119	Accounting policies

136	Consolidated income statement

137	Balance sheets

139	Statement of cash flows

141	Statement of recognised income and expense

142	Reconciliations of movements in shareholders’ equity

146	Notes to the accounts

Forward-Looking Information

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations and business of the Group and certain of the plans and objectives of the Group. In particular, among other statements, certain statements in the Chairman’s statement, the Group Chief Executive’s review, and the Financial Review and Risk Management sections, with regard to management objectives, trends in results of operations, margins, risk management, competition and the impact of changes in International Financial Reporting Standards are forward-looking in nature. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. Examples of forward-looking statements include among others, statements regarding the Group’s future financial position, income growth, loan losses, business strategy, projected costs, capital ratios, estimates of capital expenditures, and plans and objectives for future operations. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking information. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the effects of continued volatility in credit markets, the effects of changes in valuation of credit market exposures, changes in valuation of issued notes, changes in economic conditions globally and in the regions in which the Group conducts its business, changes in fiscal or other policies adopted by various governments and regulatory authorities, the effects of competition in the geographic and business areas in which the Group conducts its operations, the ability to increase market share and control expenses, the effects of changes in taxation or accounting standards and practices, acquisitions, future exchange and interest rates and the success of the Group in managing these events. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made.

AIB cautions that the foregoing list of important factors is not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and events when making an investment decision based on any forward-looking statement. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Annual Report may not occur. The Group does not undertake to release publicly any revision to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof.

You will note this year’s Annual Report includes additional information that was not included in our 2007 and earlier reports. This additional information primarily reflects material that is responsive to the disclosure requirements that are applicable to AIB by virtue of the listing of its ordinary shares on the New York Stock Exchange and its reporting obligations under the US Securities Exchange Act of 1934. In an effort to ensure all investors, wherever they are based, are provided with substantially the same information at the the same time, we have decided this year to include all relevant information in one report in line with a practice being adopted by an increasing number of major European and other companies that have United States as well as domestic reporting obligations.

Chairman’s statement

The turbulence experienced in the global economy and financial markets in the second half of 2008 was without precedent in our lifetimes. Its strength and ferocity took most people by surprise.

AIB Group, in common with hundreds of financial institutions around the world, was not immune to the effects of a downturn that turned rapidly into a severe recession.

I’m acutely conscious that the consequences of these events have greatly affected our shareholders and many of our customers and this is a matter of deep regret to me.

Let me try and update you on AIB’s current position.

Capital

AIB has always prided itself on being a well-capitalised bank. In recent months, it became clear that the markets were looking for a level of comfort that was higher than what was previously regarded as adequate.

On 11 February this year we accepted the Irish Government’s offer of new capital on the same basis as Bank of Ireland. This agreement, which has to be approved by you, our shareholders, the European Union and the regulators, will see the Government injecting total core tier one capital of € 3.5 billion into AIB in the form of preference shares giving certain rights to the Minister for Finance, including the right to subscribe to purchase 25% of the ordinary share capital of the enlarged equity of the bank.

Assuming completion of the transaction, the effect of this recapitalisation would have been to increase our Tier 1 capital ratio at the end of December 2008 to approximately 8.4%, our Tier 1 ratio to approximately 10.0% and our total capital ratio to approximately 13.1%.

We believe this agreement with the Government strikes the right balance between the interests of shareholders, the need to provide a fair return to the Irish taxpayer and the provision of support for the Irish economy. The Government guarantee scheme was also a vital part of the moves made to increase stability in the Irish financial sector. AIB welcomes the Government’s stated intention to look at ways of extending this scheme beyond 2010.

The significant signs of stress as a result of the adverse economic conditions at the end of 2008 generated a bad debt charge of € 1.8 billion, equivalent to 1.37% of average loans.

The Government is to examine proposals for the management and reduction of risks connected with land and property in banks like AIB. This will be done as a matter of priority and in consultation with the European Central Bank and the relevant European Union authorities.

Remuneration

AIB shares the view of the Government that pay restraint is important in the current economic conditions. The Government has also made it clear that significant changes in the remuneration structures of banks is needed.

In 2008, and again this year, the Group Chief Executive, the non-executive directors and myself voluntarily waived remuneration. For more details, see Note 59 to the Financial Statements.

AIB is co-operating with the Covered Institution Remuneration Oversight Committee (“CIROC”), which was appointed by the Minister for Finance. AIB will consider the CIROC report on the remuneration plans of senior executives of the Irish banking institutions.

Board changes

There were changes in the composition of the AIB Board in 2008 and this year. Adrian Burke and Jim O’Leary retired as non-executive directors in April 2008 while Bernard Somers resigned from the board, also as a non-executive director, in December. Senior Independent Director Mike Sullivan is to retire from the board at the AIB AGM Meeting 2009. His successor as Senior Independent Director is David Pritchard. I wish to thank Adrian, Jim, Bernard and Mike for their valuable contribution over the years.

In January this year, as part of the recapitalisation agreement with the Irish Government, Declan Collier and Dick Spring were appointed to the AIB Board as non-executive directors and I welcome them to the board.

Outlook

We expect the operating environment to remain extremely difficult throughout 2009. It will be a time of global uncertainty with the Irish economy in a very challenging phase.

A prolonged economic downturn and dislocation of global credit markets will reduce the recoverability and value of AIB’s assets and require an increase in the group’s level of provision for impairment losses.

Markets worldwide are experiencing severe tightening in the availability and duration of unsecured liquidity and term funding. If these conditions continue, AIB’s access to traditional sources of liquidity will be further constrained.

I realise that AIB’s shareholders will want to know when the steep decline in our share price will be reversed. There is no easy answer to that question. The market view of AIB, as reflected in the share price, is outside our control.

What we need to do is focus on the fundamentals. AIB is learning from the events of recent years.

We are working through the issues around our asset quality, focusing on our funding position after the strong growth in our deposit base last year and we are tightly managing our costs.

We are determined to ensure AIB remains a sustainable, responsible and profitable company.

The restoration of shareholder value is the goal of everyone who works at AIB.

Dermot Gleeson

Chairman

Group Chief Executive’s Review

2008 was a very disappointing year for AIB.

We did see good growth in operating profit before provisions but net profit and earnings per share were significantly down on 2007 levels. There also was a decrease in our share price of close to 90% in 2008. AIB, like other banks, was particularly affected by the contraction of the Irish commercial and residential property sectors. It was one of a number of factors contributing to the decline in shareholder value over the year - a situation which I regret. Despite the turmoil and the recession, AIB staff continued to demonstrate real commitment to the organisation and I want to thank them for their contribution and hard work throughout a challenging year.

Divisional commentary

AIB Bank in the Republic of Ireland had a very difficult year. The Irish economy moved into recession with asset values dropping rapidly. The charge for impaired loans in 2008 rose significantly from 0.16% to 1.74% of average loans for 2008. AIB Bank maintained its operating profit before provisions at 2007 levels and supported credit growth in the home mortgage, small and medium enterprise and personal lending markets. Loan balances were up by 5% overall and mortgage lending rose by 10%. AIB Bank’s operating expenses were down by 7% through early identification of cost savings and strong management action which delivered efficiencies across the division.

AIB Capital Markets enjoyed a solid performance across all its franchises with its operating profit before provisions increasing by 52%. The division’s impaired loan charge was 0.6% in 2008. In 2007, the division had net writebacks representing 0.08% of average loans. Capital Markets’ Global Treasury unit made profit before tax of € 213 million in 2008, a strong performance when compared with 2007 when it broke even. Wholesale treasury performed very strongly, particularly from cash management, interest rate and liquidity management activities. Corporate Banking’s profit before taxation declined by 13% due to an increase in provisions for loan impairment. Investment Banking’s pre-tax profit was down 72% with declining asset values resulting in lower trading and income.

AIB Bank UK’s operating profit before provisions of £323 million was marginally ahead of 2007. In difficult market conditions, the division focused on deposit gathering, lending returns and cost management. Good growth was achieved in underlying net interest income as customer loan and deposit balances increased by 7% and 22% respectively, the majority of loan growth occurring in the first six months. In the second half of 2008 the recession lead to an increase in the number of customers experiencing cash flow difficulties and impaired loans charge rose to 1.11% of average loans in 2008 from 0.08% in 2007.

Allied Irish Bank (GB) saw its net interest income grow by 2% in 2008 reflecting continued success at margin management and a strong increase in customer deposit balances, which have grown by 29% since December 2007. The operating performance was achieved through a combination of active management of interest income and successfully targeted reductions in the underlying cost base. First Trust Bank’s customer loan balances were maintained at the same level as last year, with the continued focus on balance sheet management leading to an improvement in lending margins along with a 9% growth in customer deposit balances.

AIB’s newest division Central & Eastern Europe (CEE) was formed in 2008. It brought together AIB’s interests in BZWBK in Poland, along with those in Bulgaria and the Baltic region. Our operations in Poland saw profit before tax drop 9% in 2008. This reflected trends in a Polish economy which slowed markedly, especially in the second half of 2008. Mortgage lending grew by 49% and other personal lending was up 55% while business lending rose by 37% with strong growth in the corporate and SME sectors. Customer deposits increased by 41% following a strong focused drive for resources throughout 2008. Business deposits grew strongly, particularly in the fourth quarter. The provision charge of 1.16% of average loans was up from 0.03% in 2007.

In February 2008, AIB acquired the AmCredit mortgage business in the Baltic states of Latvia, Lithuania and Estonia. In September the Group also acquired a 49.99% shareholding in BACB, a lender to small and medium sized businesses in Bulgaria. The acquisitions of AmCredit and BACB resulted in losses in AIB of € 33 million and € 56 million respectively including write-off of goodwill of € 15 million in AmCredit and € 57 million in BACB.

AIB has a 24.2% share in US bank M&T. Its euro contribution to AIB was affected by the weakening of the US dollar rate relative to the euro in recent times. AIB’s share of M&T’s after-tax profit for 2008 was € 94 million.

Key objectives

All banks are operating in a difficult business environment which looks set to continue.

The key objectives for AIB during this testing time include:

•	Actively managing our risk to minimise bad debt charges.

•	Maintaining our position in the markets and sectors in which we operate.

•	Continuing to manage our cost base in the lower income growth environment to ensure productivity levels remain high relative to our peer banks across Europe.

•	Maintaining our capital ratios at a level that continues to fully support our business.

The successful pursuit of these objectives will enable AIB to continue to support both its customers and economic activity in general.

The future

AIB is very much open for business in 2009. Everyone at AIB is determined to rebuild the organisation as a strong and independent institution.

We are grateful to the Irish Government for their recapitalisation package and we are committed to playing our part in meeting the needs of viable small and medium sized businesses and first time house buyers in Ireland. Across our other franchises in Central and Eastern Europe, Poland, the UK, and the US, we will do what we can to support economic revival.

Assuming completion of the Government’s proposed preference share investment in AIB, our capital position will improve significantly. Our well spread customer deposit base is an additional strength.

I continue to have a strong belief in the quality and resilience of the AIB Group and am confident that the depth and diversity of the customer franchises built by our people will stand us in good stead.

Eugene Sheehy

Group Chief Executive

Corporate Social Responsibility

At AIB Group our commitment to corporate social responsibility extends throughout the organisation. AIB supports the voluntary approach to CSR and has a commitment to build on existing practices and policies. Our website www.aibgroup.com/csr contains information on all our activities. Here are some highlights for 2008.

Marketplace

Corporate responsibility in the marketplace concerns relations with customers, suppliers and business partners. Our customers are the foundation of our business.

The security and confidentiality of our customers’ information is very important. AIB’s internet banking service continues to grow, with for example, over 5 million customer log ins to the service and 1.5 million internet online payments during July 2008.

AIB’s aim is to protect this information on the Internet as we do through our other banking channels. To support this, a security demo for internet banking customers was launched explaining the types of online threats which can affect customers and showing them how to respond to these threats. Topics include phishing, reporting online fraud, logging in securely and staying safe online.

In the UK, Treating Customers Fairly (TCF) is central to the Financial Services Authority’s retail strategy. During 2008, Allied Irish Bank (GB) and First Trust Bank have been embedding TCF to ensure continuous delivery of fair outcomes for retail consumers based around corporate culture, product design, clear information, suitable advice and meeting customer expectations. In addition their personal banking customer literature items were awarded the Plain English crystal mark.

Enterprise Services & Technology and GBNI Technology Services were formally accredited with ISO/IEC 20000 certification. This award is one of the highest standards available world-wide and reflects AIB’s commitment to operational excellence and the ability to deliver IT services as an integrated set of processes.

BZ WBK was awarded the Customer Oriented Company award for the second time by Osrodek Certyfikacji i Oponiowania. This award acknowledges the excellent customer service provided by staff in branches in Poland.

AIB has a Code of Business Ethics which is based on the corporate values of honesty, integrity and fairness. The code continued to be embedded with staff undertaking courses to support awareness and learning, including topics such as Fraud Awareness and Ethics4Everyone.

In support of Corporate Responsibility week in Ireland, AIB hosted a seminar titled ‘Sustainability in the Supply Chain’ for Business in the Community. The seminar discussed sustainable procurement in supply chains encompassing both challenges and benefits.

Research undertaken during 2008 by Onside Research in Ireland showed that AIB climbed to the top position at 78%, up 4% on 2007, in terms of being seen as a company taking its social responsibility seriously. This was the highest score ever recorded for any brand in the nine years of this research.

Environment

During 2008, AIB continued on its journey to ‘Add more green’ and review practices to ensure that environmentally responsible behaviour was adopted into our business practices.

Research undertaken by AIB shows that 79% of people said they would like their bank to promote environmentally responsible initiatives. eStatements, where the customer opts for online statements rather than paper statements, continue to be embraced, and come with a commitment by AIB to donate €5 to the ‘Add more green’ fund, for each customer who opts to receive their statement electronically. Over one million eStatements were delivered in 2008. As a result of changed legislation, AIB’s shareholders were urged to go green and opt for electronic copies of the group’s annual report and accounts. As a result in the coming year there will be a reduction of over 11 million printed pages.

In the UK Division, a focused programme of activity took place including the adoption of the ‘Recycle Now’ logo for marketing literature; charity donations rather than sending Christmas cards and reductions in both energy usage and the level of waste going to landfill.

AIB continued to reward customers for their support of green initiatives and offered an ‘Add more green’ cashback offer on AIB Car Insurance where the customer had purchased a low carbon emissions car. This ensured the customer benefited from not only helping the environment but also from lower car insurance.

Two preservation projects managed by the World Land Trust in South America were supported by the ‘Add more green’ fund. The Trust is working to preserve land in both Paraguay and Brazil – protecting a unique habitat home to a number of important animal species. This includes the puma and eight species of armadillo as well as restoring and preserving the rainforest habitat, re-introducing species and carrying out local education programmes.

As well as encouraging others, AIB has taken steps to manage its own environmental impacts:

•

The AIB company car policy was revised so that as cars are replaced, they are changed to diesel cars only. This change will minimise harmful emissions and will reduce AIB’s CO2 emissions in Ireland by 2%.

•

Print on demand (PoD) technology has been rolled out at head office locations in Ireland and the UK with printers automatically defaulting to black and white and double sided printing. It is estimated that there will be a reduction in the carbon footprint of the printing facilities at Bankcentre alone of just over 50%. In the UK Division the PoD project target is to reduce the amount of paper used there by 6.5 million sheets of A4 paper per year.

•	Allied Irish Bank (GB) will reduce emissions through an initiative to replace water coolers with tap water dispensers, thus reducing the need to deliver bottled water.

•

The restaurant at head office at Bankcentre, Dublin caters daily for up to 5,000 users, which presents challenges in terms of ‘being green’. A number of green initiatives have been introduced to include: serviettes made from recycled paper and compostable cups made from corn starch. Kitchen food waste goes through a state of the art waste system, where all food is macerated, water extracted and the by product processed into compost which is collected and reused.

In 2008, AIB worked with other institutions and the Irish Banking Federation (IBF) to develop the IBF Climate Change Principles for the Financial Sector. These principles are designed to demonstrate the financial sector’s support for measures in Ireland, which help to promote environmental sustainability and mitigate climate change.

AIB participated in the Carbon Disclosure Project and the Dow Jones Sustainability Index, which allowed AIB benchmark its environmental performance and ascertain areas for development and improvement.

BZ WBK became a signatory of the UN Global Compact, an initiative by which companies can join UN agencies, labour leaders and civil society in supporting principles in the areas of human rights, labour, anti-corruption and environment.

AIB received two prestigious environmental awards this year:

•

At the ICT (representative group for the high tech/knowledge sector within IBEC, the Irish Business Employers’ Confederation) Excellence Awards, the AIB Windows Server Virtualisation project won the Green IT Initiative of the Year award. This project means AIB will need fewer servers, which are that vital bit of equipment needed to deliver—or ‘serve’ – files, data, business applications and print resources to each computer in AIB, thus using less electricity.

•

At the Sustainable Energy Ireland awards, AIB received an award for an energy efficiency initiative in Bankcentre, Dublin which uses a Combined Heat and Power (CHP) plant. In one year the CHP plant has provided more than eight million units of electricity. The plant also provides energy for the complex’s hot water supply and chilled water for air-conditioning. It has also reduced AIB’s carbon footprint by nearly 3,500 tonnes.

Corporate Social Responsibility

People

AIB wants to create a workplace that motivates and develops employees to achieve success, whilst maintaining an effective work-life balance.

Learning and development activities receive high priority in AIB. During 2008, in excess of 60,000 e-learning training sessions were completed. In addition, AIB supports and encourages staff development through formal education. For example, in 2008, 125 staff in the UK division attained educational qualifications in topics such as Administration, Customer Service, Management, Sales & Marketing, HR and Employment Law and Financial Services.

The AIB ‘Choices’ Policy, which offers a range of options, including personalised hours and job sharing was reviewed and enhanced, demonstrating AIB’s continued commitment to family friendly work arrangements. BZ WBK also introduced family friendly arrangements.

A revised Absence Management policy was introduced, which enables AIB to provide support to staff who are ill, while at the same time minimising the impact of sickness absence on customers and colleagues.

The Partnership between AIB and the Irish Bank Officials’Association (IBOA), the recognised trade union for bank officials in the Republic of Ireland, Northern Ireland and Great Britain, continued in 2008. Across AIB, 55 managers and IBOA representatives were trained and over 1,000 staff briefed on the introduction of Local Partnership into their area.

Improvements to the UK Defined Contribution Pension Scheme were also agreed with the IBOA. Key changes include: increased contributions by the bank, mandatory contributions by members, introduction of age-related scale of contributions, automatic enrolment of new members into the new arrangement and an additional payment to pension accounts for existing staff who opt to join the new arrangements.

Employee Information AIB Group

	2007	2008
Total employees*	25,898	25,919
Voluntary attrition rate (%)	6.8%	5.39%
Permanent/Temporary Staff (%)	90.1% (P) 9.9% (T)	90.9% (P) 9.1% (T)
Part-time/Full time Staff	9.7% (PT) 90.3% (FT)	9.2% (PT) 90.8% (FT)
Male/Female employees(%)	35% (M) 65% (F)	35.5% (M) 64.5% (F)

*	Reflects full staff headcount. Includes staff on leave arrangements eg maternity, career break etc.

Capital Markets Business Support Services have retained the prestigious FÁS Platinum Excellence Through People Standard. This is Ireland’s national standard for human resource development for which accreditation and assessment processes are very intensive. AIB received the Responsible Employer award at the 2008 Chambers Ireland President’s Awards. This was awarded in recognition of AIB’s Staff Wellbeing Programme, which has the key objective of providing a health and fitness at work programme that supports early intervention, supporting the fact that prevention is better than cure.

Other awards received included:

1.	In Poland, BZ WBK won an award at the Human Resources Management Leader Awards for its innovation in creating new tools for HR management in the bank.

2.	A gold medal in the Hotel & Catering Review awards. This was won by the Catering Team at Bankcentre, Dublin for excellence in menu construction and rotation, nutrition, creativity, brand development, marketing and customer care.

Community

Every year AIB Group supports large numbers of individuals, groups and organisations through a number of different programmes and initiatives.

Our principal programme, the Better Ireland programme donated almost €2m to 547 deserving children’s groups in Ireland. Each community used text votes to decide which group would receive €10k from their local AIB Branch. Over 300,000 text votes were received with proceeds going to the charities involved. In addition, four flagship projects were also launched. They will receive €1.4m over two years, which will enhance the lives of over 950 children across Ireland.

In Poland, the BZ WBK Foundation supported local organisations and schools through grant programmes, dedicated to disadvantaged children, with €300k allocated through material and educational support.

Comprehensive details of community activities are on our CSR website. Here are some highlights:

Two community-based sponsorships undertaken were:

1.	AIB Street Performance World Championship festival took place in Dublin where over 80,000 people enjoyed this free event of over 120 shows.

2.	AIB sponsored a series of educational films and workshops for schools at the Cinemagic Film and Televisions Festival for Young People.

In addition, staff across the group took on the challenges of supporting communities:

1.	In the UK, Newcastle upon Tyne branch staff ran their 12th Shamrock fundraising ball which contributes £22k each year to local charities. Coventry and Southampton branches have raised similar funds for local charities.

2.	The AIB Staff Florin Fund is a voluntary subscription fund, established in 1942, which has raised €3m in funds. This year they presented a cheque for €350k to the Society of St.Vincent de Paul, the largest voluntary charitable organisation in Ireland.

3.	Staff at Bankcentre raised almost €50k for 20 different charities which they supported.

4.	In AIB Corporate Banking North America, staff undertook a wide range of activities in support of charities and also commenced a Matching Gifts programme where AIB matches staff contributions to charitable causes up to a maximum of $1,000 per annum.

AIB was awarded a highly commended CSR award and a Judges’ Special Recognition Award at the Business to Arts Awards 2008 in Ireland for its partnership with theatre company Rough Magic. This grassroots community programme supports emerging theatre artists in Ireland in reaching their potential.

Further details at www.aibgroup.com/csr

Financial review

Financial review -1. Business description

1.1 HISTORY

AIB, originally named Allied Irish Banks Limited, was incorporated in Ireland in September 1966 as a result of the amalgamation of three long established banks: the Munster and Leinster Bank Limited (established 1885), the Provincial Bank of Ireland Limited (established 1825) and the Royal Bank of Ireland Limited (established 1836). Since that time, it has grown to become the largest Irish-based banking group based on market capitalisation at 31 December 2008.

AIB Group, comprising Allied Irish Banks, p.l.c. and its subsidiaries, conducts a broad retail and commercial banking business in Ireland, which, in addition to being one of the leading national branch networks, includes significant corporate lending and capital markets activities from its head office at Bankcentre and from Dublin’s International Financial Services Centre.

The Group has conducted significantly greater international activities than its principal Irish based competitors since the early 1970s. It has established retail and corporate banking businesses in the United Kingdom (including Northern Ireland, where it also enjoys bank note issuing powers), Poland and the United States, primarily through its 24.2% non-consolidated ownership interest in M&T Bank Corporation (“M&T”), a New York Stock Exchange-listed commercial banking business based in Buffalo, New York, with significant businesses in Maryland, Pennsylvania and other Eastern states. As of 31 December 2008, M&T, on a US GAAP basis, reported consolidated total assets of $66 billion, deposits of $34 billion and shareholders’ equity of $6.8 billion. AIB owns this shareholding by virtue of the 2003 integration of the previously wholly owned Allfirst Financial Inc. (‘Allfirst’) into M&T.

The Group also has overseas branches in the United States, Germany, France and Australia among other locations, and a subsidiary company in the Isle of Man and Jersey (Channel Islands). It also has representative offices in a number of States in the United States.

In July 1991, AIB acquired TSB Bank Northern Ireland p.l.c. (“TSB NI”), a bank with 56 branches in Northern Ireland. In October 1996, AIB’s retail operations in the United Kingdom were integrated under the direction of a single board and the enlarged entity was renamed as AIB Group (UK) p.l.c. with two distinct trading names ‘First Trust Bank’ in Northern Ireland and ‘Allied Irish Bank (GB)’ in Great Britain.

The Group entered the Polish market in 1995, when it acquired a minority interest in WBK. Since that time, it has completed a number of other transactions in Poland and through its 70.5% interest in Bank Zachodni WBK S.A. (“BZWBK”) is responsible for the management of a retail and commercial business that had consolidated total assets of € 13.9 billion, deposits of € 10.3 billion and shareholders’ equity of € 1.3 billion at 31 December 2008.

In January 2006, AIB completed a transaction that brought together Hibernian Aviva Life & Pensions Limited (an Aviva Group p.l.c. subsidiary) and AIB’s life assurance subsidiary Ark Life under a holding company Hibernian Life Holdings Limited (“HLH”). As a result, AIB owns an interest of 24.99% in HLH and has entered into an exclusive agreement to distribute the life and pensions products of the venture.

Financial review -1. Business description

1.2 THE BUSINESSES OF AIB GROUP

The business of AIB Group is conducted through four major operating divisions as described below:

AIB Bank Republic of Ireland division

The AIB Bank Republic of Ireland (“ROI”) division, with total assets of € 80.8 billion at 31 December 2008 encompasses the Group’s retail and commercial banking operations in Ireland, Channel Islands and Isle of Man; AIB Finance & Leasing; the Card Acquiring and Card Issuing businesses; Wealth Management and AIB’s share in Hibernian Life Holdings Limited (“HLH”), the life and pensions venture with Aviva. AIB Bank ROI provides banking services through a distribution network of some 273 locations (182 branches, 87 outlets and 4 business centres), and in excess of 800 automatic teller machines (“ATMs”). AIB cardholders also have access to over 2,000 ‘other bank’ATMs in Ireland, 56,000 LINK ATMs in the UK as well as close to 1 million Visa Plus serviced ATMs worldwide. AIB has an agency agreement with An Post, the national post office network, which enables AIB personal and business customers to carry out basic transactions at over 1,000 post office locations nationwide. AIB also offers customers a debit card, which is co-branded Laser and Maestro and secured by the ‘CHIP and PIN’ technology. This card provides customers Point of Sale access domestically via the Laser scheme (‘Laser’ is operated jointly with other financial institutions in Ireland), ATM access domestically via bi-lateral agreements and internationally at any Point of Sale or ATM that displays the Maestro symbol. Through the branch network, the division provides a broad suite of savings and investment products, loans and overdrafts, home mortgages, payment services and foreign exchange facilities, and also issues Visa® and Mastercard® credit cards. In addition, the division offers secure internet and telephone banking services for personal customers, who can avail of a range of traditional banking products and services.

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

AIB’s Wealth Management unit comprises Private Banking and Investment & Protection. It provides a wide range of wealth management offerings, including retirement, investment and estate planning.

HLH provides a full range of life and pensions products in this sector. In Ireland, general insurance products are sold in the branch network through alliances with partners in the insurance industry.

Capital Markets division

The activities of AIB Capital Markets, with total assets of € 60.5 billion at 31 December 2008, comprise corporate banking, global treasury and investment banking, which includes asset management and stockbroking activities. These activities are delivered through the following business units: AIB Corporate Banking; Global Treasury; Investment Banking; and Allied Irish America (“AIA”).

AIB Corporate Banking provides a fully integrated, relationship-based banking service to top-tier companies, both domestic and international, including financial institutions and Irish commercial state companies. AIB Corporate Banking’s activities also include participating in, developing and arranging acquisition, project, property and structured finance in Ireland, the UK, North America, Continental Europe and the Asia Pacific region. Corporate Banking has also originated and manages four Collateralised Debt Obligation (“CDO”) funds. The cumulative size of the CDO funds at 31 December 2008 was € 1.6 billion.

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

Investment Banking provides a comprehensive range of services including corporate finance through AIB Corporate Finance Limited; corporate finance and stockbroking through Goodbody Stockbrokers; outsourced financial services through AIB International Financial Services Limited; and asset management through AIB Investment Managers Ltd (“AIBIM”). AIBIM manages assets principally for institutional and retail clients in the Republic of Ireland. Investment Banking also includes the management of property fund activities (principally in Polish properties).

Financial review -1. Business description

AIA’s core business activities are aimed at the not-for-profit sector, operating principally from New York and Los Angeles.

AIB Capital Markets is headquartered at Dublin’s International Financial Services Centre and has operations in a number of principal UK, US and Polish cities; and in Frankfurt, Paris, Luxembourg, Budapest, Zurich, Toronto and Sydney.

AIB Bank UK division

The AIB Bank UK division, with total assets of € 22.0 billion at 31 December 2008, operates in two distinct markets, Great Britain and Northern Ireland, with different economies and operating environments. The division’s activities are carried out primarily through AIB Group (UK) p.l.c., a bank registered in the UK and regulated by the Financial Services Authority (“FSA”).

Great Britain

In this market, the division operates under the trading name Allied Irish Bank (GB) from 31 full service branches and 5 business development offices. The divisional head office is located in Mayfair, London with a significant back office operation in Uxbridge, West London and a divisional processing centre in Belfast.

A full service is offered to business and personal customers, professionals, and high net worth individuals. Internet banking is also offered to customers.

Corporate Banking services are offered from London, Birmingham and Manchester, with particular emphasis on the commercial property, education, health, horse racing and charity sectors.

Northern Ireland

In this market, the division operates under the trading name First Trust Bank from 48 branches and outlets throughout Northern Ireland. The First Trust Bank head office is located in Belfast, together with the divisional processing centre.

A full service, including internet banking, is offered to business and personal customers across the range of customer segments, including professionals and high net worth individuals, small and medium sized enterprises, and the corporate sector.

Specialist services, including mortgages, credit cards, invoice discounting and asset finance are based in Belfast and delivered throughout the division.

First Trust Independent Financial Services provides sales and advice on regulated products and services, including protection, investment and pension requirements to the whole of the division.

Central & Eastern Europe division

Central & Eastern Europe division, with total assets of € 12.4 billion at 31 December 2008 comprises (i) BZWBK, the Polish bank in which AIB has a 70.5% shareholding, together with its subsidiaries and associates (ii) Bulgarian American Credit Bank, a commercial bank operating through five branches in Bulgaria in which AIB has a 49.99% shareholding and (iii) AmCredit which consists of three branches of Allied Irish Banks, p.l.c., operating in Lithuania, Latvia and Estonia. BZWBK wholesale treasury and an element of BZWBK investment banking subsidiaries’ results are reported in the Capital Markets division.

BZWBK is Poland’s fourth largest bank by loans and by total equity. As at 31 December 2008 BZWBK Group had total assets of PLN 57.9 billion (€ 13.9 billion), operated through 505 branches and 1004 ATMs, and employed an average of 9,754 staff, including those in subsidiaries (9,651 of the staff are in the Central & Eastern European division). BZWBK’s registered office is located in Wroclaw in south-western Poland. Support functions are also located in offices based in Poznan and Warsaw. BZWBK is a universal bank providing a full range of financial services for retail customers, small and medium-sized enterprises and corporate customers. Apart from core banking facilities, the bank provides insurance services, trade finance, transactions in the capital, foreign exchange, derivatives and money markets. Brokerage services, mutual funds, asset management, leasing and factoring products are delivered to customers through subsidiaries. BZWBK set up two joint ventures with Aviva plc (a general and life insurance company) in 2008.

BZWBK24, its electronic banking service, gives retail and business customers convenient and safe access to their accounts via telephone, mobile phone and the internet, and facilitates operations such as fund management and the purchase of standard products (cash loans, credit cards, savings accounts, insurance). The BZWBK branch network was originally concentrated in the western part of the country while elsewhere in Poland the bank operated primarily in major urban areas. Since 2007, BZWBK has grown its presence in central, northern and southern Poland, thus spanning most of the country. Basic retail products are also available through a franchise network mainly situated in customers’ residential areas. As at 31 December 2008, the bank operated six Corporate Business Centres (based in Warsaw, Poznan, Wroclaw, Krakow, Gdansk and Lodz) providing comprehensive services for large corporates and eight Business Banking Centres (based in Warsaw, Poznan, Wroclaw, Gdansk, Krakow, Lodz, Szczecin and Chorzow) dedicated to medium-sized enterprises.

1.3 ORGANISATIONAL STRUCTURE

During 2008, the business of AIB Group was conducted through the following divisions and its principal subsidiary and associated companies as described below:

DIVISIONS

AIB BANK ROI DIVISION	CAPITAL MARKETS DIVISION	AIB BANK UK DIVISION

Allied Irish Banks, p.l.c. General retail and commercial banking through some 273 branches, outlets and business centres in the Republic of Ireland.

Allied Irish Banks, p.l.c.

Management of liquidity and funding needs; interest and exchange rate exposures; financial market trading activities; provision of lending; trade finance and commercial treasury services; provision of corporate banking and not-for-profit activities.

AIB Group (UK) p.l.c.

31 branches and 5 business

development offices in Britain,

trading as Allied Irish Bank (GB),

focused primarily on the mid-

corporate business sector.

48 branches and outlets in Northern

Ireland, trading as First Trust Bank,

focused on general retail and

commercial banking and also asset

finance and leasing.

AIB Leasing Limited Asset financing company providing leasing products.	AIB Capital Markets plc Provision of asset management, fund management and corporate advisory services, including equity investment and corporate finance.	CENTRAL & EASTERN EUROPE DIVISION Bank Zachodni WBK S.A. A commercial and retail bank which operates through 505 branches and 56 outlets in Poland.

AIB Insurance Services Limited Provision of general insurance services. Acts as an insurance intermediary.	AIB Corporate Finance Limited Provision of corporate advisory services to companies including merger, acquisition, capital raising and strategic financial advice.	Investment in Bulgarian-American Credit Bank AD A 49.99% interest in a commercial bank which operates through five branches in Bulgaria.

AIB Bank (CI) Limited

Jersey (Channel Islands) based company

providing a full range of offshore banking

services including lending and internet

banking facilities and also offering offshore

trust and corporate services through a

subsidiary company. It also maintains a

branch in the Isle of Man.

Goodbody Holdings Limited

Provision of a broad range of

stockbroking services, and corporate

advisory services, through its

subsidiaries, Goodbody Stockbrokers

and Goodbody Corporate Finance

respectively.

AmCredit A mortgage lender which operates through three branches in Lithuania, Latvia and Estonia.

AIB Mortgage Bank

The Company’s principal activity is the issue of Mortgage Covered Securities for the purpose of financing loans secured on

residential property or commercial property,

in accordance with the Asset Covered

Securities Act, 2001.

	AIB International Financial Services Limited Provider of outsourced financial services to international banks and corporations.	GROUP DIVISION Investment in M&T A 24.2% interest in a retail and commercial bank, with its headquarters in Buffalo, New York, which operates through approximately 700 branches.

AIB Asset Management Holdings (Ireland) Limited

Provides asset management and

funds services management for

institutional and retail clients

through its subsidiary companies

AIB Investment Managers Ltd. and

AIB Fund Management Ltd.

The above subsidiary undertakings are wholly-owned with the exception of Bank Zachodni WBK S.A. (70.5%). The registered office of each is located in the principal country of operations for divisional reporting purposes. AIB’s minority investment in M&T is recorded under the Group division.

1.4 STRATEGY

The Group’s objective is to maintain its market position, in its core geographies, through a sustainable business model. With this objective in mind, the Board has approved a business plan that management has been mandated to implement to 2010. This plan was developed in the final quarter of 2008 against a considerably changed domestic and international economic environment in which the structure of banking has changed considerably as evidenced by the failure and consolidation of a number of major banks world-wide. The plan was updated and approved in early 2009, against the background of further deterioration in the global economic and financial environment, and significant uncertainties that were evident in the economic and business environment, both domestically and internationally.

The key objectives and directional focus of AIB Group over the period of the plan is:- to manage the credit risk exposures in an active manner in order to minimise the credit losses which will arise; to reduce the Group’s dependence on wholesale markets by reducing the loan/deposit ratio; and to ensure we maintain adequate capital levels to both absorb losses, and support the business, and to support economic activity in Ireland.

The credit crisis, together with the world wide decline in real estate, commodity and equity values has prompted a domestic and international response from governments, central banks, regulators and international financial institutions. This response has resulted in a considerable reduction in interest rates, capital injections being made available to strengthen banks’ balance sheets and economic packages designed to strengthen growth and address the dangers of deflation.

Like other European governments, the Irish Government has shown a strong commitment to the provision of financial and other support to Ireland’s leading banks (including AIB) and the development of their capital raising and business plans. Among other things, it has guaranteed the liabilities of AIB through to 29 September 2010 and also proposes to invest € 3.5 billion in preference shares as an addition to AIB’s core tier 1 capital.

AIB’s plan is designed to reduce the Group’s dependence on wholesale money markets, through a combination of deposit growth and deleveraging on the asset side, increase its capital base to support core business, manage its credit exposures so as to minimise losses while supporting customers to the greatest extent consistent with prudent banking practice. AIB will continue to invest in its core franchise while putting an increased focus on aggressively managing underperforming assets. It will continue to focus on cost management and improving productivity while supporting the strong control and governance environment of the Group.

In Ireland, AIB Bank ROI division will be proactive in promoting business, particularly in the home mortgages and SME sectors. Capital Markets will continue to be a leading provider of banking services and products to both its domestic and international customer base. In the UK, AIB will continue to diversify its income streams with a strong emphasis on credit and cost management while in Poland and in its other Central and Eastern European operations AIB will seek to leverage full benefit from its franchise while diversifying its product offering across all sectors. Throughout what will be a particularly difficult economic period in 2009/2010, AIB will strive to support its customers and address business opportunities that may arise.

In certain of its operations, the Group has elected to participate as a minority stockholder in businesses that, while clearly important, are better exploited by making use of the management, experience and other resources that exist in the companies in which it invested. In the US, where the size and complexity of its business and the markets it serves raises challenges, the Group, in addition to developing its corporate banking activities, has a minority interest in M&T (based in upstate New York, but serving a wide range of Eastern states). This has allowed the Group to benefit from a highly experienced and well regarded M&T management team and the opportunity to participate in this important and comparatively stable market. AIB considers its investment in M&T, which has access to the same types of US government support as other US banks, to be a store of capital and earnings.

Financial Review -1. Business description

1.5 COMPETITION

There is strong competition among providers of banking services, based upon the quality and variety of products and services, the arrival of new institutions, customer relationship management, convenience of location, technological capability, and the level of interest rates and fees charged to borrowers and interest rates paid to depositors. The dislocation in the wholesale banking market, which started in 2007 with the sub-prime mortgage sector in the United States, continued in 2008 affecting most developed economies around the world. Globally this ‘credit crunch’ spread from sub-prime mortgages to other sectors, such as property, the motor industry and retail sector. Concerns over which banks had exposures to the sub-prime and related sectors led to the interbank lending markets seizing up, which made it more difficult for all banks to raise market borrowings. This in turn led to a number of banks seeking emergency funding and the major international Central Banks having to extend their liquidity arrangements, injecting substantial funds so as to boost confidence in the interbank markets.

Republic of Ireland Providers of financial services to the consumer and business markets compete strongly for banking business based on multi channel access, technology capability, customer service, new innovation, customer relationship management intensification and the continuous expansion in the range and depth of keenly priced and functional products and services.

Irish consumers and business customers have recently enjoyed an unprecedented choice of providers and products. The Account Switching codes for both personal and business customers are both now fully operational within the market. The Financial Regulator continues to enhance the transparency of the competing offers through the issuance of regular cost comparison surveys and other consumer guidelines.

AIB’s principal domestic competitor is Bank of Ireland while other competitors include Anglo Irish Bank, Ulster Bank (a subsidiary of Royal Bank of Scotland), Bank of Scotland (Ireland)—including the Halifax brand (a subsidiary of the Lloyds banking group), National Irish Bank (a subsidiary of Danske Bank) and Permanent TSB (the retail division of Irish Life & Permanent Group). In addition, there is competition from building societies, mortgage specialists, credit unions, and the post office joint venture with Fortis Bank.

Throughout 2008, competition for loan and mortgage business was less intense. AIB made more market share gains than in previous years. The market for deposits was challenging and was re-defined with the introduction of the Irish Government Guarantee Scheme in late September. This had the effect of putting all market participants on a similar credit standing, and has served to put much greater emphasis on deposit pricing. Price competition for deposits has been very intense through the later months of the year. Strong competition for new credit cards and new current accounts, both business and personal, was also a feature of the year.

UK Despite coordinated international action, there were a number of bank failures and bank rescues in the second half of the year, which have combined to transform the competitive landscape for both investment and retail banks. In the UK, the collapse of the Icelandic banks, Kaupthing and Lansbanki, impacted many depositors, as did the nationalisation of Bradford & Bingley. In the final quarter of 2008 a UK Government rescue package for the banking system saw the Government broker a deal for Lloyds TSB to take over HBOS and itself to take a stake in RBS and Lloyds Banking Group to further support the banking system.

In October 2008 the FSA raised the limit on the amount of deposits they guarantee to £50,000 per person through the Financial Services Compensation Scheme (“FSCS”). The cost of providing this scheme is shared amongst financial institutions in the UK deposits market in the form of a levy, and the cost is calculated based upon the institutions’ share of the deposit market and funding costs incurred by the FSCS associated with any failed institution. Group deposits in the UK, including amounts in excess of £50,000, are covered by the Irish Government guarantee scheme, which guarantees all deposits until September 2010.

Poland Competition in the Polish banking market continues to increase. 2008 saw higher funding costs and the emergence of new market entrants, increasing the competition for deposits. The key market participants include, inter alia, Pekao, PKO BP, BRE Bank, ING Bank Slaski, BZWBK, Citi Handlowy and Millenium Bank. UniCredit-owned Pekao, which is now Poland’s largest bank (after the merger with BPH in 2007) and state-owned PKO BP are leaders in the Polish banking sector with the largest market share and most densely spread distribution networks. The other large universal banks are roughly comparable in size and market penetration.

AIB Group, through its investment in BZWBK, has an approximate 5% share of the Polish financial services market. Medium sized banks such as Lukas, Getin, AIG, Fortis, Eurobank, Santander Consumer and Polbank EFG have emerged over the past few years as a distinct group and have steadily gained in importance as a competitive force in the banking market. Competition was further increased towards the end of 2008 by the entry of two new banks: Alior Bank and Allianz Bank.

Most banks in Poland are foreign-owned which has facilitated the transfer of know-how, technology and corporate culture from abroad, adding to the competitive pressure in the domestic banking market. Competition is also intensified through similar strategies being pursued by both the large banks and a number of medium-sized banks. Mortgage lending, personal loans, credit cards and savings/investment products are of significant importance in the retail sector. In the corporate sector, the focus is on lending and leasing services to SMEs. In order to increase their market share, many of them continue to expand physical distribution channels by opening small multi-functional outlets or franchising networks. Since almost all participants in the market offer the same range of core products, Polish banks endeavour to achieve a sustainable competitive advantage by developing innovative solutions, increasing efficiency of back-office processes and building customer loyalty.

Until recently, most banks in the area of business operations have concentrated on expanding their loan portfolios. With decreased confidence in the inter-bank market and rising funding costs following the current global financial crisis, pressure on banks to attract new customer deposits has been growing.

United States AIB Corporate Banking through Corporate Banking North America (“CBNA”) competes with foreign and domestic banks focussing on participation in syndicated loans and subordinated debt transactions primarily within the leverage, real estate and structured finance and energy arenas. The credit crunch and market dislocation caused significant changes to market expectations resulting in a widespread lack of liquidity while also providing improved loan margins and structures. CBNA expects that growth will slow somewhat, particularly in new leverage deals, and it will continue to focus on portfolio quality.

AIA offers credit and treasury products to the US not-for-profit and municipal sectors competing with international and domestic banks and credit insurers.

M&T provides commercial and personal financial services, competing with firms in a number of industries including banking institutions, thrift institutions, credit unions, personal loan companies, sales finance companies, leasing companies, securities firms and insurance companies. Furthermore, diversified financial services companies with financial holding company status, are able to offer a combination of these services to their customers on a nationwide basis. See Supervision and Regulation - United States.

1.6 ECONOMIC CONDITIONS AFFECTING THE GROUP

AIB Group activities in Ireland account for approximately 71% of total Group assets. As a result, the performance of the Irish economy is extremely important to the Group. However, the Group’s business operations in the United Kingdom, the eurozone, Poland and the United States, mean that it is also influenced by political, economic and financial developments in those economies.

Since August 2007, global financial markets have experienced significant volatility and turmoil which have caused a breakdown of wholesale banking markets, large write-downs among financial institutions, a major change in the banking landscape and a credit crunch with potentially serious problems for the non-financial sectors. The impact of this crisis is clearly deepening. According to the International Monetary Fund (“IMF”), the three largest parts of the advanced economies – the US, Europe and Japan – will be in recession in 2009 and world GDP will expand by just 0.5%. However, further downward adjustments to economic forecasts are likely.

Real GDP in Ireland rose by 6% in 2007, bringing the average increase in the five years to 2007 to 5.5% per annum. However, growth weakened significantly in the course of 2007, slowing from an annual rate of 7.3% in the first half to 4.8% in the second half of the year. The weakening trend continued into 2008 when Ireland officially went into recession. Based on incomplete official data, it is estimated that real GDP fell by 1.5%. This is only the second annual decline in real GDP since 1982.

While Ireland retains many of the fundamental factors that supported strong rates of economic growth in the past (such as a young and highly educated labour force, a relatively competitive personal and corporate tax regime, labour market flexibility, access to European and global markets, capital inflows from the European Union (“EU”) and continued inward foreign direct investment) the negative impact of the downward adjustment in residential investment in 2008 predominated. Housing output fell by approximately one third knocking about 3.5 percentage points off real GDP.

Largely as a result of the fall in housing output and also in non-residential private investment, real domestic demand declined by over 5% in 2008 compared with a rise of 4.7% in 2007. Real consumer spending on goods and services fell marginally in 2008 but retail spending on household related items suffered a sizeable contraction. On the external side, it is estimated that exports of goods and services rose by about 1% in 2008, down from 6.8% in 2007. Because Ireland is a very open economy, the fall in domestic demand and in exports led to a fall in import demand of over 2.5% in 2008 following growth of over 4% in 2007.

Due to the very large role played by exports by foreign owned multinationals in the Irish economy, there is a significant amount of annual profit repatriations which often results in differences in the annual growth in real GDP and real GNP. The latter was smaller in absolute terms in 2008, by the equivalent of 16% of nominal GDP. Real GNP grew by 4.1% in 2007, but fell by an estimated 2.6% in 2008. Over the five years to 2007, however, real GNP grew at an annual average rate of 5.3%.

The Irish economy is forecast to decline by about 5.5% in terms of changes in both real GDP and real GNP in 2009. A further fall in real fixed investment, with housing output down another 50%, will be the main drag on growth. However, with a fall in total employment, real consumer spending is projected to fall by about 3.5%. Exports are forecast to fall by 2.5% reflecting the recessionary conditions in our main trading partners. However, as domestic demand is expected to decline by over 8%, import demand will shrink by about 5.5% in 2009.

Financial review—1. Business description

Prospects for the United States, the United Kingdom and the eurozone, Ireland’s three most important trading partners, are expected to deteriorate in 2009. Economic growth in the United States is forecast to fall by about 2.5%; real GDP in the United Kingdom is expected to contract by 3%, while growth in the eurozone could fall by 2.5%. The Polish economy should maintain a relatively stronger performance but growth could slow to 0.5% from an estimated 4.8% in 2008. At this stage, only modest below trend recoveries are forecast for 2010.

Ireland is a member of the eurozone, where euro notes and coins were introduced on 1 January 2002. The European Central Bank (“ECB”), which regulates monetary policy for the euro area as a whole, cut the official refinancing rate to 2% in January 2009. Rates had been raised from 4.5% to 4.75% in July 2008 but the ECB implemented a series of cuts since October 2008. As the Irish economy accounts for about 2% of eurozone GDP, economic and monetary developments in Ireland have only a marginal impact on the determination of monetary policy in the area as a whole.

The euro-US dollar exchange rate has been quite volatile since mid-2007. However, the euro has appreciated steadily against sterling. The overall trend in the euro represents a deterioration in Irish competitiveness since the start of the subprime crisis in 2007. Trade with non-eurozone countries remains important to Ireland. Irish external trade with the United States and the United Kingdom, Ireland’s two most important trading partners, accounted for a combined 37% of total merchandise exports and 45% of merchandise imports in 2008.

The annual rate of inflation stood at -0.1% in January 2009, down from 1.1% at the end of 2008. The falling rate of inflation largely reflects lower energy costs and the impact of lower mortgage rates. The average rate of inflation in 2008, as measured by the official Consumer Price Index (“CPI”), was 4.1%, down from 4.9% in 2007. Inflation is expected to fall further in 2009, recording a fall of 3.5% on an annual average basis as lower energy prices and lower mortgage costs continue to depress the overall price index. Irish inflation, as measured by the Harmonised Index of Consumer Prices (“HICP”), is forecast at -0.5% in 2009 compared with 3.1% in 2008.

The Irish public finances have deteriorated sharply since 2007 moving from an estimated surplus of 0.5% of GDP in terms of the general government balance to an expected deficit of 6.3% in 2008. The rise in the deficit is due to the fall in tax revenues largely associated with the downturn in the Irish housing market. The Irish deficit is now outside the terms of the EU’s Stability and Growth Pact, which sets an upper limit of 3% on general government deficits as a percentage of GDP, but which also allows for deviations in exceptional and temporary circumstances. The EU Commission decided on 18 February 2009 that while the Irish deficit was due to exceptional circumstances, it was not temporary. Indeed, the Irish authorities plan to reduce the deficit to below 3% of GDP over a five year period. The Irish budget deficit is officially forecast at 9.5% of GDP for 2009, after corrective action, but this includes spending on the capital programme which is equivalent to over 5% of GNP. As a result of higher budget deficits and falling levels of GDP, Ireland’s general government debt/GDP ratio is forecast at 52.7% in 2009, up from 40.6% in 2008. The debt ratio had fallen steadily from over 95% in 1991 to a low of 24.8% in 2007. It should be noted that the general government debt is defined on a gross basis. The 2008 figure does not allow for the equivalent of over 10% of GDP in cash balances to be offset against the gross position.

Ireland has experienced a large rise in population over recent years averaging about 2.25% per annum, stemming from a natural increase in the population and positive net migration. However, the strong net inward migration trend is expected to diminish significantly in 2009 as labour market conditions weaken. Employment in Ireland fell by 1.2% year-on-year in the third quarter of 2008. However, the labour force continued to expand in the same period by 1.2% pushing the unemployment rate up to 6.3%, seasonally adjusted from 5.4% in the previous quarter. With an expected large decline in employment in construction, total employment growth is forecast to fall by about 4.5% in 2009 accompanied by a rise in the unemployment rate to over 12% in the course of the year.

Financial review—2. Financial data—5 year financial summary

The financial information in the tables below for the years ended 31 December 2008, 2007, 2006, 2005, and 2004 has been derived from the audited consolidated financial statements of AIB Group for those periods. AIB Group’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), for the years ended 31 December 2008, 2007, 2006, 2005 and 2004 (except for the application of IAS 32, IAS 39 and IFRS 4 which apply with effect from 1 January 2005). This information should be read in conjunction with, and is qualified by reference to, the accounting policies adopted, the consolidated financial statements of AIB Group and notes therein for the years ended 31 December 2008, 2007 and 2006 included in this Annual Report.

SUMMARY OF CONSOLIDATED STATEMENT OF INCOME

	Years ended 31 December
	2008 € m		2007 € m		2006 € m		2005 € m		2004 € m
Net interest income	3,867		3,418		2,999		2,530		2,072
Other income	1,201		1,450		1,327		1,117		1,168

Total operating income	5,068		4,868		4,326		3,647		3,240

Total operating expenses	2,357		2,521		2,314		2,011		1,869

Operating income before provisions	2,711		2,347		2,012		1,636		1,371
Provisions	1,849		99		104		143		133

Operating profit	862		2,248		1,908		1,493		1,238
Associated undertakings	37		128		167		149		132
Profit on disposal of property	12		76		365		14		9
Construction contract income	12		55		96		45		—
Profit on disposal of businesses(1)	106		1		79		5		17

Profit before taxation, minority interests in subsidiaries and preference dividends(2)	1,029		2,508		2,615		1,706		1,396
Income tax expense	144		442		433		319		270

Profit after taxation - continuing operations	885		2,066		2,182		1,387		1,126
Discontinued operation, net of taxation	—		—		116		46		53

Net income for the period	885		2,066		2,298		1,433		1,179
Minority interests in subsidiaries	118		117		113		90		29
Distributions to RCI holders and others	38		38		38		38		4

Profit attributable to ordinary shareholders	729		1,911		2,147		1,305		1,146

Per ordinary share
Basic earnings per share	82.9	c	218.0	c	246.8	c	151.0	c	134.5	c
Diluted earnings per share	82.8	c	216.4	c	244.6	c	149.8	c	134.0	c
Dividends	81.8	c	74.3	c	67.6	c	61.5	c	55.9	c

Financial review—2. Financial data—5 year financial summary

SELECTED CONSOLIDATED BALANCE SHEET DATA

	Years ended 31 December
	2008 € m		2007 € m	2006 € m	2005 € m	2004 € m
Total assets	182,143		177,862	158,526	133,214	101,109

Loans and receivables to banks and customers	135,755		137,068	120,015	92,361	67,278

Deposits by banks, customer accounts and debt securities in issue	155,996		153,563	136,839	109,520	82,384

Dated loan capital	2,970		2,651	2,668	2,678	1,923
Undated loan capital	692		813	871	868	346
Other capital instruments	864		1,141	1,205	210	497
Minority interests in subsidiaries	1,344		1,351	1,307	1,248	1,211
Shareholders’ funds: other equity interests	497		497	497	497	182
Ordinary shareholders’ equity	8,441		9,330	8,108	6,672	5,745

Total capital resources	14,808		15,783	14,656	12,173	9,904

Share capital - ordinary shares
Number of shares outstanding	918.4		918.4	918.4	918.4	918.4
Nominal value of €0.32 per share	294		294	294	294	294
Share capital - preference shares
Number of shares outstanding	—		0.25	0.25	0.25	0.25
Preference shares(2)	—		169	189	210	182

	Years ended 31 December
OTHER FINANCIAL DATA(3)	2008%		2007%	2006%	2005%	2004%
Return on average total assets	0.47		1.21	1.63	1.20	1.21
Return on average shareholders’ equity	8.2		21.8	29.0	20.6	21.0
Dividend payout ratio	37.0		36.4	29.3	43.5	44.7
Average ordinary shareholders’ equity as a percentage of average total assets	4.8		5.1	5.2	5.3	5.7
Allowance for loan losses as a percentage of total loans to customers at year-end	1.4		0.6	0.7	0.8	1.2
Net interest margin(4)	2.21		2.14	2.26	2.38	2.45
Tier 1 capital ratio(5)	7.4	(6)	7.5	8.2	7.2	8.2
Total capital ratio(5)	10.5	(6)	10.1	11.1	10.7	10.9

(1)	The profit on disposal of businesses in 2008 relates to a joint venture with First Data Corporation (see note 15 to the financial statements). The profit on disposal of businesses in 2006 of € 79 million includes profit relating to (a) the transfer by Ark Life of investment management contracts pertaining to the sale of Ark Life of € 26 million (tax charge € Nil); (b) the sale of AIB’s 50% stake in AIB/BNY Securities Services (Ireland) Ltd of € 51 million (tax charge € Nil); and (c) the sale of Ketchum Canada Inc. of € 1 million (tax charge € Nil) and (d) the accrual of € 1 million (tax charge € 0.3 million) arising from the sale of the Govett business in 2003.
(2)	250,000 non-cumulative preference shares of US$25 each were reclassified as ‘subordinated liabilities and other capital instruments’ on transition to IFRS. Accordingly, from 1 January 2005, distributions on these preference shares are included within net interest income. The distributions in 2008, 2007, 2006 and 2005 relate to the Reserve Capital Instruments (see note 21 to the financial statements). These preference shares were redeemed in July 2008.
(3)	The calculation of the average balances includes daily and monthly averages and are considered to be representative of the operations of the Group.
(4)	Net interest margin represents net interest income as a percentage of average interest earning assets. The net interest margin for the years ended 31 December 2008 and 2004 reflects a net interest income figure that was adjusted to reflect a 365 day year for comparative purposes.

(5)	The Irish Financial Services Regulatory Authority (the ‘Financial Regulator’) has issued its guidelines for implementation of the requirements of the EC Council Directives on own funds, solvency ratios and capital adequacy in Ireland which require minimum tier 1 and total capital ratios of 4.0% and 8.0% for banking groups, respectively. The Board of Governors of the Federal Reserve System in the US (the ‘Federal Reserve Board’) guidelines for risk-based capital requirements, applicable to all bank holding companies, require the minimum ratios of tier 1 capital and total capital to risk adjusted assets to be 4% and 8% respectively. Furthermore, the Federal Reserve Board has adopted leverage capital guidelines requiring bank holding companies to maintain a minimum ratio of tier 1 capital to total quarterly average assets (‘tier 1 leverage ratio’) of at least 3%, in the case of a bank holding company which has the highest regulatory examination rating and is not contemplating significant growth. All other bank holding companies are expected to maintain a tier 1 leverage ratio at least 1% to 2% above the stated minimum.
(6)	Calculated under Pillar 1 (‘minimum capital requirements’) under the Capital Requirements Directive (see pages 47-49).

Financial review—3. Management report

Overview

The volatility and uncertainty in world financial markets and the rapid deterioration in global economic conditions made 2008 a very challenging year for the banking industry generally. Many large financial institutions incurred substantial losses and there was the Lehman Brothers bankruptcy followed by several banks failing or being rescued in the second half of 2008. The year witnessed significant government intervention and action in many countries, bank funding and liquidity issues and rising recessionary conditions globally. Both the Irish and UK economies entered recession during 2008.

Against the backdrop of these global economic and market conditions, AIB reported operating profit before provisions of € 2.7 billion, pre-tax profit of € 1 billion and basic earnings per share of EUR 82.9c, reflecting a resilient performance by the Group in 2008 in the prevailing environment.

There was a significant deterioration in asset quality, most notably in property portfolios, with the overall bad debt charge increasing to € 1.8 billion and criticised loans increasing to € 15.5 billion of which € 3.0 billion were impaired. Loan growth was slower than previous periods at 8% with reduced customer demand and increased focus on maintaining a strong funding and liquidity position and reducing the loan to deposit ratio. Deposit growth at 22% was very strong and the loan to deposit ratio reduced from 157% at 31 December 2007 to 140% at 31 December 2008.

In this climate of slower revenue growth, swift action and aggressive management of our cost base yielded a 6% reduction in costs in 2008 generating a reduction in the cost income ratio from 51.8% to a historic low of 46.5%. This positive income/cost growth position drove an 18% increase in operating profit before provisions to € 2.7 billion demonstrating AIB’s efficiency, operating flexibility and recurring customer revenues.

The operating environment continues to be extremely difficult with deteriorating economic conditions clearly evident in the markets in which we operate. Significant uncertainty remains in markets generally, with the Irish economy in a very challenging phase. In these conditions, AIB is relatively well positioned through its high quality geographically diverse franchises, strong productivity and flow through of endowment income. We expect our balance sheet to remain resilient even in a stressed environment and we will maintain an intense focus on risk management as bad debts rise. AIB’s funding position remains good with broadly based and resilient customer deposits and a well spread debt maturity profile. The proposed injection of € 3.5 billion of core tier 1 capital from the Irish Government, which was announced on 11 February 2009 and is subject to shareholder, regulatory and EU state aid approval, is expected to underpin the Group’s strong capital position and enable it to support its businesses in the current environment and into the future.

COMMENTARY ON RESULTS

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

In 2008, the US dollar and sterling average accounting rates weakened relative to the euro by 7% and 14% respectively and the Polish zloty strengthened relative to the euro by 8% compared with the year to December 2007. The impact on the 2008 income statement was offset by hedging gains of € 4 million.

At 31 December 2008, approximately 30% of the Group’s assets were denominated in currencies other than the euro. Movements in exchange rates can therefore have an impact on balance sheet caption growth rates. US dollar and sterling rates at 31 December 2008 compared to 31 December 2007, relative to euro over the same period were 6% and 23% weaker respectively. Polish zloty weakened relative to the euro by 13% over the period from 31 December 2007 to 31 December 2008.

In 2007, the US dollar and sterling average accounting rates weakened relative to the euro by 9% and 1% respectively and the Polish zloty strengthened relative to the euro by 3% compared with the year to December 2006. The impact on the 2007 income statement was offset by hedging gains of € 12 million.

At 31 December 2007, approximately 45% of the Group’s assets were denominated in currencies other than the euro. US dollar and sterling rates at 31 December 2007 compared to 31 December 2006, relative to euro over the same period were 11% and 8% weaker respectively. Polish zloty strengthened relative to the euro by 7% over the period from 31 December 2006 to 31 December 2007.

In addition, the Group presents an adjusted earnings per share, in accordance with IFRS, to adjust for material items of a non-recurring or one-off nature which impact on the performance of the organisation in the period under assessment. They are set out below as follows:

Interest rate hedge volatility

Under IFRS, the reporting of hedges in place for interest rate volatility (hedging ineffectiveness and derivative volatility) can result in the net recording of a gain/loss in the statement of income. In 2008, this resulted in an increase in profit before taxation of € 27 million (€ 26 million after taxation) equivalent to EUR 3.0c in earnings per share. The impact of hedge volatility was negligible in 2007. In 2006 the impact was a decrease of € 4 million in profit before taxation (€ 4 million profit after taxation) equivalent to EUR 0.5c in earnings per share.

Business acquisitions/disposals

In January 2008, an arrangement with First Data Corporation was finalised. This arrangement involved the disposal of the Group’s merchant acquiring businesses which comprised property, plant and equipment amounting to € 3 million and merchant contracts which are intangible assets and had not been recorded in the books due to IFRS transitional rules. These assets were acquired by a group operating under the name AIB Merchant Services in which AIB Group holds a 49.9% share, with First Data Corporation holding 50.1%. The transaction gave rise to a profit on disposal of € 106 million before tax (tax charge: € Nil).

There were no significant business acquisitions/disposals during 2007.

In January 2006, AIB completed a venture that brought together Hibernian Aviva Life & Pensions Limited (an Aviva Group p.l.c. subsidiary) and Ark Life under a holding company Hibernian Life Holdings Limited. As a result, AIB owns an interest of 24.99% in Hibernian Life Holdings Limited and entered into an exclusive agreement to distribute the life and pensions products of the venture. The profit relating to Ark Life’s operations disposed of for the year ended 31 December 2006 amounted to € 4 million and has been reported net of taxation as a discontinued operation below profit for the period.

During 2006, AIB recorded profit on disposal of businesses amounting to € 189 million equivalent to earnings per share of EUR 21.7c. This included € 112 million in relation to disposal of Ark Life recorded within discontinued activities. In addition, AIB recorded income from the transfer by Ark Life of management of certain investment contracts to Aviva as part of the disposal of Ark Life (€ 26 million after taxation) and gain from the sale of its 50% stake of AIB/BNY Securities Services (Ireland) Limited (€ 51 million after taxation).

Financial review—3. Management report

Strategic property disposals

In 2005, AIB began a programme of sale and leaseback transactions on a number of branches and its headquarter location in Ireland. As part of this programme during 2008, income of € 14 million (€ 12 million after taxation) was recorded of which profit on disposal of property amounted to € 2 million (€ 1 million after taxation) and construction contract income amounted to € 12 million (€11 million after taxation). In total, strategic property disposals contributed EUR 1.4c to earnings per share in 2008.

During 2007, income of € 119 million (€ 106 million after taxation) was recorded of which profit on disposal of property amounted to € 64 million (€ 58 million after taxation) and construction contract income amounted to € 55 million (€ 48 million after taxation). In total, strategic property disposals contributed EUR 12.1c to earnings per share in 2007.

During 2006, income of € 454 million (€ 372 million after taxation) was recorded during the year ended 31 December 2006 of which profit on disposal of property amounted to € 358 million (€ 290 million after taxation) and construction contract income amounted to € 96 million (€ 82 million after taxation). In total, strategic property disposals contributed EUR 42.8c to earnings per share in 2006.

Key performance indicators

The Group uses the following performance indicators in assessing the performance of the business: Adjusted EPS; net interest margin; cost income ratio; bad debt provision charge; impaired loans as a percentage of total loans; and tier 1 capital ratio. The commentary in this section discusses performance in relation to these metrics.

Earnings per share

Basic earnings per share was EUR 82.9c in the year ended 31 December 2008 compared to EUR 218.0c in 2007, a decrease of EUR 135.1c. When earnings per share for the year ended 31 December 2008 is adjusted for the gain on hedge volatility of EUR 3.0c, profit on disposal of business of EUR 12.0c and the profit relating to strategic property disposals of EUR 1.4c, adjusted earnings per share is EUR 66.5c in 2008. This is a decrease of EUR 139.4c, or 68% on an adjusted earnings per share for 2007 of EUR 205.9c, when adjusted for the gain arising from strategic property disposals of EUR 12.1c.

Basic earnings per share was EUR 218.0c in the year ended 31 December 2007 compared with EUR 246.8c in 2006, a decrease of EUR 28.8c or 12%. When earnings per share for the year ended 31 December 2007 is adjusted for the the gain arising from the strategic property disposals of EUR 12.1c adjusted earnings per share was EUR 205.9c in 2007. This is an increase of EUR 23.1c or 13% on an adjusted earnings per share for 2006 of EUR 182.8c, when adjusted for the negative impact of interest rate hedge volatility of (EUR 0.5c), strategic property disposals of EUR 42.8c and gain on disposal of businesses of EUR 21.7c (see note 20 to the financial statements).

Net interest income

Net interest income	2008 € m	2007 € m	2006 € m
Net interest income	3,867	3,418	2,999

Average interest earnings assets	2008 € m	2007 € m	2006 € m
Average interest earnings assets	174,412	159,570	132,542

Net interest margin	2008%	2007%	2006%
Group net interest margin	2.21	2.14	2.26

2008 v 2007

Net interest income was €3,867 million in 2008, compared to €3,418 million in 2007, an increase of €449 million. The increase was impacted by currency factors of €95 million. Excluding this item, net interest income increased by €544 million or 16%.

AIB Group manages its business divisionally on a product margin basis with funding and groupwide interest exposure centralised in, and managed by, Global Treasury. While a domestic and foreign margin is calculated for the purpose of statutory accounts, the analysis of net interest margin trends is best explained by analysing business factors as follows:

The Group net interest margin amounted to 2.21%, an increase of 7 basis points compared with the year to December 2007. The negative impact of higher funding costs was largely offset by a higher treasury margin.

Higher funding costs reduced the net interest margin by 11 basis points.

The Treasury margin was higher principally arising from interest rate and liquidity management activities benefiting from lower US dollar interest rates compared with higher euro based lending rates. The net interest income benefit of borrowing in US dollars and converting to euro had approximately € 150 million or an 8 basis point positive impact on the net interest margin which was offset by the cross currency swap cost which is reported in trading income on the other income line in the income statement.

In addition, Treasury’s positioning in interest rate markets had an 8 basis points positive impact on net interest margin. In total, the higher Treasury margin had a 16 basis point positive impact on the Group’s net interest margin.

Excluding higher funding costs, the interest income benefit of borrowing in US dollars and converting to euro, and positive Treasury income from positioning in interest rate markets, the Group net interest margin was 2 basis points higher than 2007.

2007 v 2006

Net interest income was € 3,418 million in 2007, compared to € 2,999 million in 2006, an increase of € 419 million. The increase was impacted by currency factors of € 4 million. Excluding this item, net interest income increased by € 423 million or 14%. The key drivers were strong loan growth in Republic of Ireland and strong loan and deposit growth in the UK, Poland and Corporate Banking. Loans to customers increased by 23% and customer accounts increased by 12% on a constant currency basis since 31 December 2006.

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

Financial review—3. Management report

Other income

The following table shows other income for the years ended 31 December 2008, 2007 and 2006.

Other income	2008 € m	2007 € m	2006 € m
Dividend income	27	31	23
Banking fees and commissions	892	1,029	921
Investment banking and asset management fees	291	424	314
Fee and commission income	1,183	1,453	1,235
Fee and commission expense	(142)	(197)	(161)
Trading (expense)/income	(104)	62	167
Currency hedging profits	4	12	10
Interest rate hedge volatility	27	—	(4)
Net trading income	(73)	74	173
Other operating income	206	89	57

Total other income	1,201	1,450	1,327

2008 v 2007

In the year ended 31 December 2008, other income was € 1,201 million, compared with € 1,450 million for the year ended 31 December 2007, a decrease of € 249 million. This decrease included the impact of currency factors of € 8 million, excluding this factor, other income decreased by € 241 million. This decrease mainly reflects the cost of cross currency swaps used to manage liquidity (cost of approximately € 150 million offset in net interest income—see previous page), lower revenues from asset management and wealth management activities, the € 28 million cost of the Irish Government guarantee, which commenced in October 2008 and the disposal of 50.1% of AIB’s merchant acquiring business. The decline of these income elements was partly offset by growth in customer treasury fees.

Dividend income of € 27 million primarily reflects dividends from investments held by the Polish business.

Banking fees and commissions decreased by 13%, reflecting the disposal of 50.1% of AIB’s merchant acquiring business. Excluding the impact of the disposal, banking fees and commissions were down 1%.

Investment banking and asset management fees were down 31% in 2008. The decrease reflects lower asset management income as a result of lower managed funds and a lower level of stockbroking income.

Fee and commission expense in 2008 includes an amount of € 28 million in relation to the Irish Government guarantee scheme. The decrease in fee and commission expense in 2008 was primarily due to the disposal of AIB’s merchant acquiring businesses with a full year’s commission expense recorded in 2007.

Trading income was a negative € 104 million due in part to the cost of cross currency swaps used to manage liquidity (offset in net interest income as stated on the previous page) and also reflecting the fair value impacts on bond assets in difficult trading conditions. Trading income excludes interest payable and receivable arising from hedging and the funding of trading activities, which is included in net interest income. Accordingly, the above trading income does not reflect the full extent of trading activities, which are mainly in Global Treasury. The trading income out-turn also included valuation charges in the structured securities portfolio (€ 36 million). In addition there was a charge to income of € 17 million in the CDO portfolio arising from the disposal of the only transaction that contained an element of subprime in this portfolio.

Other operating income of € 206 million in 2008 includes profit of € 71 million on available for sale debt securities and profit on disposal of available for sale equity shares of € 75 million, including the profit on Visa and MasterCard shares. Other operating income of € 89 million in 2007 includes € 40 million profit on the sale of a trade investment in Investment Banking.

2007 v 2006

In the year ended 31 December 2007 other income was € 1,450 million, compared with € 1,327 million for the year ended 31 December 2006, an increase of € 123 million. The increase included the impact of currency factors of € 5 million, excluding this factor, other income increased by € 118 million, or 9%. This growth was resilient in the face of turbulent market conditions in the second half of the year.

Dividend income increased by 35% mainly reflecting growth in dividends from investments held by the Polish business.

Total fee and commission income increased by 18%, with banking fees and commissions up 12% and investment banking and asset management fees up 35%. The 12% increase in banking fees and commissions reflects increased business and transaction volumes in AIB Bank Republic of Ireland and Corporate Banking and good growth in credit card revenue in Ireland. Investment banking and asset management fees increased by 35% driven by particularly strong performances in Asset Management in Poland and BZWBK’s brokerage operation and very good growth in Goodbody Stockbrokers.

Trading income was affected by global market dislocation effects. Asset value writedowns in markets have been widespread with current mark to market values less than their par values. Where assets are deemed or classified as trading, the accounting convention is to fair value these assets, using bid prices, through other income in the income statement. The market dislocation particularly impacted the traded credit portfolio in Global Treasury with writedowns of € 92 million recorded in the second half of 2007. Also reflected in trading income is a mark to model charge to income of € 25 million (US$35 million) in relation to positions held in subprime (portfolio US$483 million/€ 328 million), a further € 11 million in relation to Collateralised Debt Obligation (“CDO”) and Collateralised Loan Obligation (“CLO”) exposures and € 3 million for other asset backed securities (€ 39 million for the total structured securities portfolio) which by their nature require writedowns in value to be reflected through fair value to other income in the income statement rather than by provisioning. In summary, values ascribed to the structured securities (€ 39 million charge to income) and trading portfolios (€ 92 million writedown in the second half of 2007) have resulted in a mark to model/market reduction for 2007 of € 131 million.

Trading income excludes interest payable and receivable arising from trading activities, which is included in net interest income. Accordingly, the above trading income does not reflect the full extent of trading activities, which are largely in Global Treasury. Interest income in Global Treasury increased slightly compared with 2006.

The increase in other operating income mainly relates to a € 40 million gain on the sale of a trade investment in Investment Banking. Other income as a percentage of total income was 29.8% compared with 30.7% for 2006.

Total operating expenses

The following table shows operating expenses for the years ended 31 December 2008, 2007 and 2006.

Operating expenses	2008 € m	2007 € m	2006 € m
Personnel expenses	1,412	1,615	1,502
General and administrative expenses	775	761	672
Depreciation(1)/amortisation(2)	170	145	140

Total operating expenses	2,357	2,521	2,314

(1)	Depreciation of property, plant and equipment.
(2)	Impairment and amortisation of intangible assets.

2008 v 2007

In the year ended 31 December 2008, operating expenses were € 2,357 million, compared with € 2,521 million for the year ended 31 December 2007, a decrease of € 164 million. This decrease included the impact of currency factors of € 34 million, excluding this factor, operating expenses decreased by € 130 million, or 5%. This reflects a focus on cost management in a period of slower economic conditions and slower revenue generation. There was a significant decrease in variable compensation and other cost reductions were achieved across a number of expense categories reflecting the Group’s ability to proactively respond to changing economic conditions. The decrease in costs was achieved notwithstanding the investment in branch network expansion in BZWBK (with 95 branches opened since 31 December 2007).

Personnel expenses decreased by 13% compared with 2007, reflecting a decrease in variable staff compensation costs and tight management of all expense categories. General and administrative expenses were 2% higher, mainly due to € 21 million (Stg£ 17million) of UK Financial Services Compensation Scheme (“FSCS”) costs and business expansion in Poland.

Depreciation/amortisation increased by 17% compared with 2007 due to project and investment spend in recent years and an impairment charge of € 15 million in relation to the investment in AmCredit.

Productivity improved with the cost income ratio reducing from 51.8% in 2007 to 46.5% in 2008.

2007 v 2006

In the year ended 31 December 2007 operating expenses were € 2,521 million, compared to € 2,314 million for the year ended 31 December 2006, an increase of € 207 million. The increase included currency factors of € 3 million. Excluding this item, operating expenses increased by € 204 million or 9%. The increase in costs reflects normal inflationary increases and continuing

Financial review—3. Management report

investment in various programmes to develop capabilities to benefit from the ongoing business opportunities and to position the business for long-term growth and development. This has included investment in people, locations and the continuation of our programme to build common operating systems in line with our single enterprise agenda.

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

In 2007, personnel expenses were € 1,615 million compared to € 1,502 million for the year ended 31 December 2006, an increase of € 113 million. The increase includes currency factors of € 1 million. Excluding currency factors personnel expenses increased by 8% due to the introduction of new salary structures, normal wage increases and investment in developing our operating systems.

In 2007, general and administrative expenses were € 761 million compared to € 672 million for the year ended 31 December 2006, an increase of € 89 million. The increase reflects currency factors of € 1 million. Excluding these factors, general and administrative expenses were up 13% including costs associated with preparation for AIB’s Basel II application to the Financial Regulator, costs relating to the building of common operating systems, rental costs arising from the sale and leaseback arrangements for the Bankcentre and branch network (22 branches sold in 2007, 11 sold in 2006) and normal inflationary increases.

In 2007, depreciation/amortisation was € 145 million, compared with € 140 million for 2006, an increase of € 5 million. The increase includes currency factors of € 1 million. Excluding this item depreciation/amortisation increased by 3%.

Productivity improved with the cost income ratio reducing by 1.7% to 51.8% from 53.5% in 2006.

Provisions

The following table shows the provision for impairment for the years ended 31 December 2008, 2007 and 2006.

Provisions	2008 € m	2007 € m	2006 € m
Provisions for impairment of loans and receivables	1,822	106	118
Provisions for liabilities and commitments	(2)	(8)	(15)
Amounts written off financial investments available for sale	29	1	1

Total provisions	1,849	99	104

The global economic downturn has contributed significantly to the substantial increase in the provision charge for loans and receivables for the year to December 2008.

The provision for impairment for loans and receivables of € 1,822 million or 1.37% of average customer loans compares with € 106 million or 0.09% of average customer loans in 2007 reflecting the serious deterioration in the construction and property sector which impacted particularly on AIB Bank ROI and AIB Bank UK. The provision included € 848 million in specific provisions (0.64% of average loans) and € 974 million in IBNR provisions (0.73% of average loans) compared with € 73 million or 0.06% and € 33 million or 0.03% respectively in 2007. The increase in the IBNR charge acknowledges the heightened level of incurred loss in the performing book.

	Impairment expense			As % of average customer loans
Divisional impairment charges	2008 € m	2007 € m	2006 € m	2008 bps	2007 bps	2006 bps
AIB Bank Republic of Ireland	1,298	104	78	174	16	15
Capital Markets	160	(18)	5	60	(8)	2
AIB Bank UK	257	18	26	111	8	13
Central & Eastern Europe	107	2	9	126	3	23

AIB Group	1,822	106	118	137	9	12

In AIB Bank Republic of Ireland the provision charge increased to 1.74% of average customer loans in 2008 from 0.16% in 2007 with provisions for loans in the property portfolio accounting for approximately 81% of the charge reflecting the very severe downturn in that sector. The IBNR charge in the year for property loans has increased by € 693 million resulting in the stock of IBNR provisions of € 713 million amounting to 2.45% cover on performing property loans.

There was also a significant increase in the provision charge relating to the Finance & Leasing operation in ROI which increased to € 84 million from € 17 million in 2007 with the plant and transport financing sub-sectors being impacted by the fall off in activity in the construction sector.

In Capital Markets the provision charge was € 160 million or 0.60% of average customer loans compared with a net recovery of € 18 million in 2007. While the level of recoveries of provisions remained at relatively similar levels to 2007, the charge was influenced by a large case with the balance spread across a number of sectors and geographies.

In AIB Bank UK, the provision charge increased to € 257 million or 1.11% of average loans compared with € 18 million or 0.08% in 2007. This increase was again influenced by the weakened property market in both Northern Ireland and Britain with 62% of the provision charge related to this sector.

The provision charge in Poland increased to € 98 million or 1.16% of average customer loans from 0.03% in 2007 impacted by a large increase in provisions relating to personal loans and an increase in IBNR provisions for the property sector in Poland. The provision charge for AmCredit was € 9 million or 11.48% reflecting the deterioration in the mortgage market in the Baltics. The total provision charge for CEE was 1.26% of average customer loans.

	Impaired loans		As a % of loans
Impaired loans by division	2008 € m	2007 € m	2008%	2007%
AIB Bank ROI	1,862	511	2.4	0.7
Capital Markets	338	77	1.3	0.3
AIB Bank UK	522	274	2.6	1.1
CEE	269	187	3.1	2.8

AIB Group	2,991	1,049	2.3	0.8

Impaired loans as a percentage of total customer loans have increased to 2.3% of average customer loans as at 31 December 2008 from 0.8% as at 31 December 2007. This increase reflects the severe deterioration in the markets in which the Group operates and in particular the downturn in the property markets in ROI and UK.

Impaired loans in AIB Bank ROI increased to 2.4% of loans at 31 December 2008 from 0.7% at 31 December 2007 impacted by the downturn in the property sector. Loans to the property sector now account for 60% of divisional impaired loans compared with 24% at 31 December 2007, with the majority of the impaired loans relating to the land/development sub-sectors.

Impaired loans in Capital Markets increased to 1.3% of loans at 31 December 2008 from 0.3% at 31 December 2007 spread across a number of different geographies and in particular the manufacturing, energy, and property sectors.

In AIB Bank UK, impaired loans increased to 2.6% of loans compared with 1.1% at 31 December 2007. There were increases in a number of sectors particularly in the property, manufacturing and distribution sectors.

Impaired loans in Poland increased to 2.9% of loans up slightly from 2.8% at 31 December 2007. However, the underlying increase is masked by the growth in loans of 42% in the year. Impaired loans in AmCredit were € 19 million or 16.8% of loans at 31 December 2008 impacted by the severe downturn in the residential property market. CEE impaired loans were 3.1% of loans at 31 December 2008.

Ratings profiles—masterscale grade	31 December 2008 € m	31 December 2007 € m
1 to 3	20,924	24,181
4 to 10	93,477	94,681
11 to 13	5,896	3,094

	120,297	121,956
Past due but not impaired	8,875	5,711
Impaired	2,991	1,049

	132,163	128,716
Unearned income	(382)	(371)
Provisions	(2,292)	(742)

Loans and receivables to customers	129,489	127,603

The Group’s rating systems consist of a number of individual rating tools in use across the Group designed to assess the risk within particular portfolios. These ratings tools are calibrated to meet the needs of individual business units in managing their portfolios. All rating tools are built to a Group standard and independently validated by Group.

Financial review—3. Management report

The identification of loans for specific impairment assessment is driven by the Group’s rating systems. In addition, the ratings profiles are one of the factors that are referenced in determining the appropriate level of incurred but not reported (“IBNR”) provisions.

The Group uses a 13 point Group ratings masterscale to provide a common and consistent framework for aggregating comparing and reporting exposures, on a consolidated basis, across all lending portfolios. The masterscale, which is not in itself a rating tool, is probability of default (PD) based, and is not used in provision methodologies. The masterscale consists of a series of PD ranges between 0% and 100% (where 100% indicates a borrowing already in default) and facilitates the aggregation of borrowers for comparison and reporting that have been rated on any of the individual rating tools in use across the Group. A recalibration of a rating tool can result in a change in the PD attached to an individual grade and hence can result in a change to the masterscale profile at portfolio level.

Grade Definition:

Grade 1 – 3 would typically include strong corporate and commercial lending combined with elements of the retail portfolios and residential mortgages.

Grades 4 – 10 would typically include new business written and existing satisfactorily performing exposures across all portfolios. The lower end of this category (Grade 10) includes a portion of the Group’s criticised loans (i.e. loans requiring additional management attention over and above that normally required for the loan type). In the table on page 31, impaired loans and those loans that are past due but not impaired are identified separately.

Grades 11 – 13 contains the remainder of the Group’s criticised loans, excluding impaired loans, together with loans written at a high PD where there is a commensurate higher margin for the risk taken.

Impaired loans and those loans which are past due but not impaired have been excluded from the relevant grade profiles (1 - 13) and identified separately. The downward shift in Grades 1 - 3 evident in 2008 is largely due to a recalibration of the Internal Ratings Based approach (“IRB”) mortgage models in ROI during the first half of 2008, which resulted in € 5.2 billion coming out of grades 1 - 3 and into grades 4 - 10 and 11 - 13 and does not reflect a change in the credit quality of the underlying borrowers. The Group’s criticised loans of € 15.5 billion are distributed in the table on page 31 as follows: € 3.8 billion in grades 4 - 10; € 4.1 billion in grades 11 - 13; € 4.6 billion in past due but not impaired; and all of the impaired loans of € 3.0 billion. Of the € 8.9 billion in the past due but not impaired loans, € 6.1 billion is in the 1 to 30 days past due category (€ 4.5 billion in December 2007) where a high percentage of loans do not migrate further but return to current status.

The Group’s total criticised loans at 31 December 2008 were € 15.5 billion or 11.7% of loans and receivables to customers (€ 6.8 billion or 5.3% of loans at 31 December 2007).

Criticised loans by division	31 December 2008 watch loans € m	31 December 2007 watch loans € m	31 December 2008 impaired loans € m	31 December 2007 impaired loans € m	31 December 2008 criticised loans € m	31 December 2007 criticised loans € m
AIB Bank ROI	9,271	3,864	1,862	511	11,133	4,375
Capital Markets	331	189	338	77	669	266
AIB Bank UK	2,490	1,576	522	274	3,012	1,850
CEE	382	104	269	187	651	291

AIB Group	12,474	5,733	2,991	1,049	15,465	6,782

While there were increases in watch loans across all divisions, AIB Bank ROI represents 80% of the increase, heavily influenced by the downgrade of cases in the property and construction sector, while AIB Bank UK accounts for 14% of the total increase, also influenced by downgrade migrations in the property and construction portfolio. 71% of the increase in criticised loans of € 6.8 billion in AIB Bank ROI related to property loans. In AIB Bank UK, 82% of the increase in criticised loans of € 1.2 billion related to property. The increase of € 0.4 billion in criticised loans in Capital Markets was spread across all geographies and sectors. In CEE, 41% of the increase in criticised loans related to the property portfolio in Poland with increases also evident in the retail portfolio. During the period significant additional resources have been deployed to manage the increased level of criticised loans. These resources have been largely deployed to specialist workout units, who apply objective case assessment and work with borrowers to minimise losses.

Associated undertakings	2008 € m	2007 € m	2006 € m
Share of results of associated undertakings	94	127	159
Profit on disposal of investment in associated undertakings	—	1	8
Impairment of associated undertakings	(57)	—	—

	37	128	167

2008 v 2007

Associated undertakings include the income after taxation of AIB’s 24.2% average share of M&T Bank Corporation, AIB’s investment in BACB in Bulgaria and Hibernian Life Holdings Ltd, the Life and Pensions venture with Hibernian. M&T’s contribution of US$ 138 million (€ 94 million) was down 17% relative to the year to December 2007 contribution of US$ 166 million (€ 120 million). The performance of M&T in 2008 was affected by writedowns on shares held in Freddie Mac and Fannie Mae and by unprecedented turbulence in the financial markets. Separate to this, M&T experienced good growth in its commercial and property books. The contribution of M&T to AIB Group’s 2008 performance in euro was also impacted by a weakening in the US dollar rate relative to the euro in 2008. The investment in BACB resulted in a loss of € 54 million in 2008 (excluding funding costs of € 2 million). Following the global economic downturn and the resultant impact on banking valuations generally, an impairment review resulted in a carrying value adjustment of € 57 million to AIB’s investment in BACB.

2007 v 2006

The income from associated undertakings in 2007 was € 128 million compared to € 167 million in 2006 and mainly reflects AIB’s 24.6% average share of the profit after taxation of M&T Bank Corporation and profit after taxation from Hibernian Life Holdings Ltd, the venture in Life and Pensions with Hibernian.

M&T’s contribution of US$ 166 million was down 7% or US$ 11 million relative to the year to December 2006 contribution of US$ 177 million. The performance of M&T in 2007 was affected by turbulence in the financial markets and in particular, the US residential real estate sector, in respect of which M&T has taken actions to provide for this portfolio. Separate to this, M&T experienced good growth in its commercial and property books and has successfully integrated Partners Trust Financial Group and First Horizon National Corporation branches into the M&T network. The contribution of M&T to AIB Group’s 2007 performance was also impacted by a weakening in the US dollar rate relative to the euro in 2007, and this partially contributed to the reduction in M&T’s contribution from € 141 million to € 120 million in 2007.

AIB Group income in 2007 also included € 1 million from the disposal of investments in associated undertakings compared with €8 million in 2006.

Income tax expense

The taxation charge for 2008 was € 144 million, compared with € 442 million in 2007. The effective tax rate was 14.0% compared with 17.6% in the year to December 2007. The reduction arose primarily due to the impact of the disposal of AIB’s merchant acquiring business, which did not attract a taxation charge, and prior year adjustments. The taxation charge excludes taxation on share of results of associated undertakings. Share of results of associated undertakings is reported net of taxation in the Group profit before taxation. The effective tax rate is influenced by the geographic mix of profits, which are taxed at the rates applicable in the jurisdictions where we operate. The reconciliation between the weighted average corporation tax rate and the effective tax rate is set out in note 17 to the financial statements.

The taxation charge was € 442 million in 2007, compared with € 433 million for 2006.

Balance sheet

Total assets amounted to € 182 billion at 31 December 2008 compared to € 178 billion at 31 December 2007, an increase of € 4 billion. This increase included the impact of currency factors of € 10 billion, excluding this factor, total assets increased by € 14 billion, or 9%. Risk weighted assets, calculated under the Capital Requirements Directive, amounted to € 134 billion at 31 December 2008 compared to € 134 billion at 31 December 2007. This included the impact of currency factors of € 8 billion, excluding this factor, risk weighted assets increased by € 8 billion, or 6%.

Financial review—3. Management report

Risk weighted assets (calculated under Basel II)	31 December 2008 € bn	31 December 2007 € bn
AIB Bank Republic of Ireland	63	58
Capital Markets	38	40
AIB Bank UK	21	25
CEE	10	9
Group	2	2

AIB Group	134	134

Loans and receivables to customers amounted to € 130 billion at 31 December 2008 compared to € 128 billion at 31 December 2007, an increase of € 2 billion. This increase included the impact of currency factors of € 8 billion, excluding this factor, loans and receivables to customers increased by € 10 billion, or 9%.

Loans and receivables to customers	31 December 2008 € bn	31 December 2007 € bn
AIB Bank Republic of Ireland	75	72
Capital Markets	26	25
AIB Bank UK	20	24
CEE	9	7

AIB Group	130	128

Customer accounts amounted € 93 billion at 31 December 2008 compared to € 81 billion at 31 December 2007, an increase of € 12 billion. This increase included the impact of currency factors of € 6 billion, excluding this factor, customer accounts increased by € 18 billion, or 24%.

Customer accounts		31 December 2008 € bn	31 December 2007 € bn
AIB Bank Republic of Ireland		42	42
Capital Markets		27	17
AIB Bank UK		14	14
CEE		10	8

AIB Group		93	81

Capital ratios

A strong capital position was reflected in a tier 1 ratio of 7.4% and a total capital ratio of 10.5%.

Capital	31 December 2008 Basel II	31 December 2007 Basel II	31 December 2007 Basel I
Core tier 1 ratio	5.8%	6.0%	5.8%
Tier 1 ratio	7.4%	7.7%	7.5%
Total capital ratio	10.5%	10.2%	10.1%

The Group’s capital ratios remained robust during the period with the core tier 1 capital ratio benefiting from net retentions during the period. Risk weighted asset growth slowed to 6%. The total capital ratio increased to 10.5%.

Tier 1 capital was € 9.9 billion at 31 December 2008 compared with € 10.4 billion at 31 December 2007. The decrease arose from the repayment in July 2008 of the US$ 250 million preference shares (see note 47), the goodwill arising from the acquisition of BACB and exchange rate movements offset by net retentions of € 460 million. Tier 2 capital increased to € 4.3 billion up from € 3.5 billion at 31 December 2007, primarily reflecting the redemption of € 200 million perpetual floating rate notes and the issue of Stg £ 700 million callable dated subordinated fixed/floating rate notes due July 2023. The application of Basel II had a marginally positive impact on the Group’s capital ratios at 31 December 2007.

Trading portfolio financial assets

In October 2008, the International Accounting Standards Board approved certain amendments to IAS 39. These amendments permitted the reclassification of financial assets from the trading book to available for sale (“AFS”). AIB applied the amendment and the majority of assets held in the trading portfolio were reclassified as available for sale, leaving a balance of € 401 million in the trading portfolio as at 31 December 2008 (€ 8.3 billion at 31 December 2007).

Based on fair values at 31 December 2008 (or reclassification date for assets reclassified to available for sale), the Group recorded a fair value charge to income of € 31 million during 2008 in relation to the traded credit portfolio. This is in addition to the charge of € 92 million taken for the year ended 31 December 2007.

If the reclassification (effective 1 July 2008) of financial assets had not been made, the income statement for the second half of 2008 would have included a negative fair value movement of € 236 million relating to the reclassified assets which instead was charged to equity.

Financial investments available for sale

Global Treasury manages the significant majority of AIB’s “financial investments available for sale” portfolio of € 29 billion. The portfolio includes securities reclassified from the trading portfolio in line with the IAS 39 amendment. The accounting convention is to fair value these assets through the equity account and not the income statement. The fair value of financial assets is determined by reference to market prices where these are available in an active market. Where market prices are not available or markets are inactive, as is the situation in certain sectors at present, fair values are determined using valuation techniques, which use observable and non-observable market parameters.

Based on fair values at 31 December 2008, the net charge to equity for 2008 on the financial investments available for sale portfolio was € 465 million after taxation (2007: € 177 million charge after taxation); this does not affect our regulatory capital calculation.

Portfolio	Treatment/impact	Valuation method
- Trading portfolio financial assets	€ 31 million charge to income	Quoted prices/observable market parameters

- Financial investments available for sale	€ 465 million (after taxation) charge to equity account	Quoted prices/observable and non- observable market parameters

The above charges reflect the accounting convention to fair value these assets.

Structured securities portfolio (held by Corporate Banking)

The structured securities portfolio consists of US subprime mortgages, CDOs/CLOs and other structured securities. The following summarises the size of each portfolio and the charge taken in the profit and loss account in 2008.

		Income statement charge
Portfolio	€ m	2008 € m	2007 € m
US subprime mortgages
- Whole loan format	111	—	—
- Securitisations	197	19	28
	308	19	28
CDOs/CLOs	603	11	10
Other structured securities	565	6	2

The above charges reflect the accounting convention to fair value these assets.

The total charge to income in the reporting period for the structured securities portfolio was € 36 million. In addition, as part of a restructuring of assets, there was a one-off charge to income of € 17 million arising from the disposal of the only investment that contained an element of subprime in the CDO/CLO portfolio and an impairment provision of € 8 million in relation to a small portion of underperforming assets included in other structured securities.

We have no direct or indirect exposure to SIVs or conduits. We have no direct exposure to monoline insurers, while indirect exposure remains limited to € 60 million.

Financial review—3. Management report

Funding

There was strong growth in customer resources (22%) which exceeded customer loan growth (8%) during 2008 with the loan deposit ratio reducing from 157% at 31 December 2007 to 140% at 31 December 2008. During 2008 the Group benefited from its retail and corporate franchise, as customer resources continued to be a significant and dependable part of our overall funding, accounting for 54% of the total funding base and the Group franchise in the wholesale market remained robust. In a challenging market environment, the Group continued to access funding through a range of programmes, achieving a broad mix of duration. Wholesale term funding(1) with a maturity of over 1 year amounted to € 18 billion, representing 81% of term funding. As at 31 December 2008, we held € 40 billion in qualifying liquid assets/contingent funding (of which approximately € 9 billion has been pledged) which represents a significant excess over the regulatory requirement. Net interbank deposits represent 6% of funding. In summary, AIB has a solid funding base with 2 million customer depositors and a well diversified investor base across our commercial paper, certificates of deposit and debt issuance programmes.

Market conditions have continued to deteriorate in 2009 with AIB sourcing more short-term funds and increasing its use of collateralised funding sources.

(1)	Includes debt securities in issue (bonds and medium term notes), subordinated liabilities and other capital instruments, reserve capital instrument and non-cumulative perpetual preferred securities.

Balance sheet summary*			31 December 2008	31 December 2007
Total assets € bn			182	178
Loans and receivables to customers € bn			129	128
Customer deposits € bn			93	81
Wholesale funding € bn			63	72
Loan deposit ratio			140%	157%

	31 December 2008		31 December 2007
Sources of funds*	€ bn	%	€ bn	%
Customer accounts	92.6	54	81.3	48
Deposits by banks - secured	8.6	5	7.9	5
- unsecured(2)	17.0	10	22.5	13
Certificates of deposit and commercial paper	21.0	12	22.1	13
Asset covered securities	7.2	4	7.2	4
Senior debt	9.6	6	12.6	8
Capital	14.8	9	15.7	9

Total sources of funds	170.8	100	169.3	100
Other(3)	11.3		8.6

Total liabilities, shareholders’ equity and minority interests	182.1		177.9

(2) Deposits by banks (unsecured) when netted against loans to banks	10.7	6	13.0	8
(3) Non-funding liabilities including derivative financial instruments, other liabilities, retirement benefits and accruals and other deferred income.

Cashflow

2008

As reflected in the statement of cash flows, there was a net decrease in cash and cash equivalents of € 1,419 million. Net cash inflows from operating activities before taxation were € 4,916 million, while cash outflows from taxation were € 357 million.

Cash outflows from investing activities were € 5,438 million, primarily reflecting a net increase in financial investments available for sale of € 5,004 million, which are held for liquidity purposes.

Cash outflows from financing activities were € 540 million, primarily reflecting the cash outflow for equity dividends paid on ordinary shares of € 720 million, the redemption of subordinated liabilities of € 356 million and interest paid on subordinated liabilities of € 255 million offset by the cash inflow from the issue of subordinated liabilities was € 885 million.

*	Forms an integral part of the audited financial statements.

2007

As reflected in the statement of cash flows, there was a net decrease in cash and cash equivalents of € 3,656 million. Net cash inflows from operating activities before taxation were € 875 million, while cash outflows from taxation were € 400 million.

Cash outflows from investing activities were € 3,283 million, primarily reflecting a net increase in financial investments available for sale of € 3,184 million, which are generally held for liquidity purposes.

Cash outflows from financing activities were € 848 million, primarily reflecting the cash outflow for dividends paid on ordinary shares of € 651 million and interest paid on subordinated liabilities of € 254 million.

Statement of recognised income and expense

The total recognised losses relating to the year amounted to € 108 million compared to recognised gains of € 1,919 million in 2007 and € 2,006 million in 2006. Profit for the year ended 31 December 2008 was € 885 million compared to € 2,066 million in 2007 and € 2,298 million in 2006. Currency translation adjustments amounted to € 551 million negative compared to € 290 million negative in 2007 and € 149 million negative in 2006. The currency translation difference relates to the change in value of the Group’s net investment in foreign operations arising from the strengthening of the euro against the currencies in which the net foreign investments are held.

The net change in cash flow hedges was € 678 million positive in 2008 compared to € 37 million negative in 2007 and € 283 million negative in 2006. In accordance with IAS 39, the portion of the gain or loss on the hedging instrument deemed to be an effective hedge is recognised in the cashflow hedging reserve. Deferred gains and losses are transferred to the income statement in the period during which the hedged item affects profit or loss. The net change in the fair value of available for sale securities was € 465 million negative in 2008 compared to € 191 million negative in 2007 and € 13 million negative in 2006. This represents the net change in fair value of available for sale securities recognised in equity for the period, net of hedging.

The actuarial loss in retirement benefit schemes during 2008 was € 727 million compared to a gain of € 393 million in 2007 and a gain of € 200 million in 2006. This included a gain arising from the change in demographic and financial assumptions of € 611 million (2007: € 714 million; 2006: € 114 million) primarily arising from the increase in the discount rates applicable to the pension scheme liabilities. There was an experience loss on assets of € 1,367 million arising from the turbulence in the financial markets compared to an experience loss of € 212 million in 2007 and an experience gain of € 234 million in 2006. There was experience losses on liabilities of € 51 million in 2008 (2007: € 32 million; 2006: € 121 million).

DIVISIONAL COMMENTARY

AIB Bank Republic of Ireland income statement	2008 € m	2007 € m	2006 € m
Net interest income	1,705	1,777	1,581
Other income	478	490	434

Total operating income	2,183	2,267	2,015
Personnel expenses	640	716	675
General and administrative expenses	313	320	270
Depreciation/amortisation	49	52	55
Total operating expenses	1,002	1,088	1,000

Operating profit before provisions	1,181	1,179	1,015
Provisions for impairment of loans and receivables	1,298	104	78
Provisions for liabilities and commitments	—	—	(4)
Amounts written off/(back) financial investments available for sale	4	—	(1)
Total provisions	1,302	104	73

Operating (loss)/profit	(121)	1,075	942
Associated undertakings	(5)	7	18
Profit on disposal of property	6	12	6
Profit on disposal of business	68	—	—

(Loss)/profit before taxation—continuing operations	(52)	1,094	966

Financial review—3. Management report

2008 v 2007

2008 was a very challenging year for AIB Bank Republic of Ireland. A marked deterioration in economic outlook combined with falling asset values and ongoing dislocation in wholesale funding markets adversely impacted revenue growth during 2008. This required taking significant actions to manage credit and contain costs. Operating profit before provisions at € 1,181 million was maintained at the same level as 2007. There is no currency impact in 2008 compared to 2007. This represented a very satisfactory outcome against such a difficult economic backdrop. Operating expenses reduced by 8% with total operating income 4% lower. This generated a positive income/cost growth rate gap of +4%.

Net interest income of € 1,705 million was 4% lower than 2007. AIB continued to provide support to the home mortgage, SME, personal and business markets. Reflecting this support, loan balances increased by 5% with mortgages up 10% and non mortgage lending up by 2%. Net interest margins tightened primarily due to the significant increase in loan funding costs. Total customer accounts increased by 1%. Within this growth percentage deposits increased by 9% reflecting the strength of the AIB franchise, in a very competitive market. This growth was largely offset by a fall in current account volumes.

Other income was 2% down on 2007 reflecting disposal of the AIB’s merchant acquiring businesses and the fourth quarter 2008 cost of the Government guarantee which is treated as a reduction in other income. Investment product income was lower due to the adverse performance of investment markets and customer reluctance to invest. Retail income generally was less buoyant as the economic situation worsened through the course of 2008.

Total operating expenses were 8% lower benefiting from early identification of cost savings and strong management action to deliver efficiencies across all elements of the business. Personnel expenses were 11% lower on the back of reduced staff numbers and variable compensation. General and administrative expenses were also down reflecting tight management of all expense headings. This strong action on cost management resulted in an improvement in the cost income ratio from 48.0% in 2007 to 45.9% in 2008.

The provision charge for loan impairments for the year to December 2008 showed a significant uplift reflecting the weakness in the Irish economy generally and most particularly in the property and construction sector. The impairment charge was 1.74% of average loans, up from 0.16% of average loans for the year to December 2007.

Income from associated undertakings was down and AIB’s share of profit from Hibernian Life Holdings Limited reflects the difficult conditions in that market. The profit on disposal of business of € 68 million reflects the division’s share of profits from the sale of 50.1% of AIB Card Acquiring. Arising from this transaction, a merchant acquiring joint venture was formed with First Data Corporation.

2007 v 2006

Profit before taxation was € 1,094 million in 2007 compared with € 966 million in 2006, an increase of € 128 million, or 13%. There was no currency impact in 2007 compared with 2006. This increase was satisfactory against a less buoyant economic backdrop, and reflected well diversified growth and good cost management across the division.

Total operating income was up 13% and operating expenses were up 9% with the operating income/cost gap at +4%. This performance was built on AIB’s continuing progress in developing its product, service and relationship offering for customers. AIB continued to compete aggressively to protect and increase market share through the delivery of market leading products and service standards. Period end loans increased by 20% since 31 December 2006 and customer deposits grew by 3%. Loan demand remained good, with growth in business lending particularly strong. AIB successfully defended its share of the deposit market.

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

Financial review—3. Management report

Capital Markets income statement	2008 € m	2007 € m	2006 € m
Net interest income	1,064	586	490
Other income	94	389	464

Total operating income	1,158	975	954
Personnel expenses	268	328	302
General and administrative expenses	108	118	123
Depreciation/amortisation	16	14	13
Total operating expenses	392	460	438

Operating profit before provisions	766	515	516
Provisions for impairment of loans and receivables	160	(18)	5
Provisions for liabilities and commitments	(4)	2	1
Amounts written off financial investments available for sale	25	1	2
Total provisions	181	(15)	8

Operating profit	585	530	508
Associated undertakings	—	—	2
Profit on disposal of businesses	—	2	79

Profit before taxation	585	532	589

2008 v 2007

Capital Markets profit before taxation of € 585 million grew by 10% on 2007 while operating profit before provisions increased by 49% from € 515 million to € 766 million. Net interest income increased by 82%, principally driven by higher income arising from the management of cash positions and interest rate and liquidity management activities as lower US funding costs relative to higher euro lending rates gave rise to higher net interest income. Other income declined by 76% due to the offsetting cost of cross currency interest rate swaps used to manage liquidity, lower income from asset management activities and also due to exceptional income in 2007 generated on the sale of a trade investment. The cost in respect of the covered institutions Government guarantee also adversely impacted other income year on year.

Total operating expenses decreased by 15% including a fall in staff costs of 18%, reflecting the division’s flexible cost structure and concerted management focus on cost containment. Strong growth in income and lower costs combined to improve the cost income ratio from 47.1% to 33.9%.

Provisions for loan impairment amounted to € 160 million compared with net write backs of € 18 million in 2007. This reflected the scale of economic downturn experienced in our principal credit markets, further impacted by the price and availability of credit in dislocated and volatile markets.

Capital Markets business unit profit split	2008 € m	2007 € m	2006 € m
Corporate Banking	335	404	340
Global Treasury	213	—	114
Investment Banking	37	128	135

Profit before taxation	585	532	589

Corporate Banking profit before taxation declined by 17% due to provisions for loan impairment increasing from net write backs of € 18 million in 2007 to provisions of € 160 million in 2008. Operating profit before provisions increased by 33%, notwithstanding the difficulties encountered in our credit markets and a general slowdown in demand for credit. Average loan margins increased year on year while loan volumes increased by 9%. While the global economic downturn resulted in higher credit provisions, overall asset quality remains resilient with management extremely vigilant in their continuing efforts to anticipate and manage exposures in stressed market conditions. Particular focus on close customer interaction also resulted in significant growth in corporate deposits which grew by 89% during the year.

Global Treasury benefited from a particularly strong performance following on from the exceptional market volatility experienced in the second half of 2007 and which continued into 2008. Profit before taxation was € 213 million compared to a break even outturn in 2007. Customer treasury business was down on 2007, principally due to a combination of lower foreign exchange and

Financial review—3. Management report

derivative volumes as the impact of the economic slowdown set in and also due to significantly weaker sterling exchange rates. Wholesale Treasury performed very strongly, particularly from cash management, interest rate and liquidity management activities. The amendment to IAS 39, which permitted the reclassification of assets from trading to available for sale portfolios, as outlined in notes 1 and 23 to the financial statements, reduced the level of income volatility in dislocated markets.

Investment Banking profit before taxation fell by 72% on 2007, particularly impacted by declining values in most asset classes which resulted in lower trading, corporate finance, asset management and stockbroking income. In addition, income for 2007 included a once off exceptional profit of € 40 million on the sale of a trade investment. Trading conditions were further adversely impacted by lower demand for investment products and uncertain market conditions for mergers and acquisitions activity. Financial outsourcing activities continued to perform well in a challenging environment. Notwithstanding the unprecedented level of deterioration in asset values, business units continue to focus on risk minimisation, the development of customer relationships and to endeavour to position business to take maximum advantage of any upturn in the markets.

2007 v 2006

Profit before taxation, including gains on disposal of businesses, was € 532 million in 2007 compared with € 589 million in 2006(1), a decrease of € 57 million. This decrease was impacted by currency factors of € 9 million. Excluding this item, income before taxes was down by € 48 million or 8%. Operating income was € 530 million in 2007 compared with € 508 million in 2006, an increase of € 22 million. This increase was impacted by currency factors of € 9 million. Excluding this item, operating income was up € 31 million, or 6%.

This operating income growth was achieved after incurring mark to market writedowns of € 92 million in the second half of 2007 in the traded credit portfolio and writedowns of € 39 million in the value of the structured securities portfolio, including subprime mortgages. This strong underlying result was driven by significant growth in business volumes, tight cost control and superior credit management.

Corporate Banking continued to experience significant deal momentum during 2007 with income before provisions up 10% and income before taxes up by 19%. Loan volumes grew by 30% reflecting strong underlying demand both domestically and across all of the division’s international business lines. Asset quality remains strong, reflecting the quality and strength of the division’s franchise together with management’s vigorous approach to credit management. The impact of market dislocation, including downgrades, on the division’s structured securities portfolio which includes subprime mortgages has been recognised by writing down the value of those exposures by € 39 million. New Corporate Banking overseas offices continued to generate additional income streams, leveraging off the division’s focus on a small number of core sectors. Margins remained robust and continued to be actively managed against a backdrop of increasingly volatile and competitive markets. The average margin earned on the division’s loan portfolio again increased year on year.

Global Treasury was negatively impacted by the exceptional events experienced in credit and interbank markets during the second half of the year with a break-even income before taxes position recorded in 2007. The traded credit portfolio, comprised principally of bank bonds and collateralised prime residential mortgage obligations, which is subject to mark to market accounting, was written down by € 92 million in the second half of 2007 as widening credit spreads impacted market prices across all asset classes. This portfolio had an average life of 2.9 years at 31 December 2007 and management is satisfied with the credit quality of the underlying assets. Notwithstanding the extent of market volatility, customer treasury business generated 35% operating income growth in Ireland, Britain and Poland, driven by strong core business deal flow, particularly in foreign exchange, derivatives and structured products.

Investment Banking generated exceptional growth with operating income up 115% on 2006. Asset management continued to be a key income before taxes contributor, underpinned by strong growth in volumes and new product initiatives both in Ireland and Poland. In Ireland, stockbroking activities, structured product initiatives, corporate advisory services and financial outsourcing activities all contributed strongly to the exceptional level of growth. The outturn was also buoyed by a gain of € 40 million from the sale of a trade investment. Excluding this gain, Investment Banking operating income was ahead of 2006 by 50%.

Total operating expenses increased by 6% while general and administrative costs fell by 2%, reflecting management’s continued focus on cost containment. The cost income ratio was 47.1% compared with 45.9% in 2006.

(1)	The year to December 2006 included € 26 million gain on disposal of business arising from the transfer by Ark Life of the management of certain investment contracts to Aviva, as part of the Ark Life disposal, and also included € 51 million arising from the sale of the Group’s 50% share of AIB/BNY Security Services Ireland Limited to the Bank of New York Company.

AIB Bank UK income statement	2008 € m	2007 € m	2006 € m
Net interest income	591	685	593
Other income	135	156	154

Total operating income	726	841	747
Personnel expenses	198	257	238
General and administrative expenses	114	102	94
Depreciation/amortisation	9	12	11
Total operating expenses	321	371	343

Operating profit before provisions	405	470	404
Provisions for impairment of loans and receivables	257	18	26
Provisions for liabilities and commitments	—	—	—
Total provisions	257	18	26

Operating profit	148	452	378
Income from associated undertakings	2	—	—
Profit on disposal of property	2	—	1
Profit on disposal of business	38	—	—

Profit before taxation	190	452	379

2008 v 2007

Profit before taxation was € 190 million for the year ended 31 December 2008 compared with € 452 million for the year ended 31 December 2007, a decrease of € 262 million. On a local currency basis, profit before taxation declined by 51%. This operating performance was against the backdrop of the very challenging economic environment. In these difficult market conditions, AIB Bank UK had a focused approach which delivered a strong and steady operating profit performance, in local currency, with emphasis on deposit gathering, lending returns and on cost management. Net interest income has been maintained, despite higher funding costs, through a series of measures including active margin management and strong deposit growth. Customer loan and deposit balances increased by 7% and 22% respectively, the majority of loan growth occurred in the first six months. Costs have been actively managed, resulting in zero growth, this is a more notable achievement as the 2008 costs include UK Financial Services Compensation Scheme (“FSCS”) costs. AIB Bank UK’s proportionate share amounted to € 21 million of the cost of protecting UK depositors of several UK financial institutions. These additional costs have been offset by planned operational efficiencies, some reduced headcount, and by reducing discretionary spend. The cost income ratio of 44.1% has remained at the same level as the previous year and excluding the cost of the UK FSCS, the ratio would have improved to 41. 3%. AIB Bank UK’s deposits are also guaranteed by the Irish Government, and the cost of that guarantee is included within the other income line for the period since its inception in October 2008.

The decline in profit before taxation reflects increased provisions from loan impairment in a deteriorating economic environment, with the provision charge increasing to € 257 million compared to the very low levels experienced in the previous year. Approximately half of this charge was in relation to IBNR provisions. During the second half of 2008 in more recessionary conditions, there has been an increase in the number of customers experiencing cashflow difficulties and consequently the number of impaired loans has risen to 2.6% of loans. In the early part of 2008, AIB Bank UK strengthened all credit management teams with an emphasis on early identification of impairment and active management of all vulnerable credit cases.

The € 38 million profit on disposal of business reflects the division’s share of profits from the sale of 50.1% of AIB’s merchant acquiring businesses. Arising from this transaction, a merchant acquiring joint venture was formed with First Data Corporation.

AIB Bank UK business unit profit split	Year 2008 € m	Year 2007 € m	Year 2006 € m
AIB (GB)	111	254	170
First Trust Bank	41	198	209
Profit on sale of business	38	—	—

Profit before taxation	190	452	379

Financial review—3. Management report

Allied Irish Bank (GB), profit before taxation of € 111 million was down from € 254 million in 2007. Operating profit before provisions in 2008 increased to € 242 million on the previous period, which is a positive performance in very difficult operating conditions. This performance was achieved through a combination of active management of interest income and successfully targeted reductions in the underlying cost base. Net interest income grew by 2% reflecting continued success at margin management and a strong increase in customer deposit balances, which have grown by 29% since December 2007. There has been growth in customer loan balances of 12% and the focus on well managed balance sheet growth has continued in 2008. Costs have decreased by 2% on 2007. The cost income ratio for the year has improved to 41.8% from 43.3% for the previous period with positive income cost growth gap of 4%. Against the low provisions experience in 2007, the level of provisions for impairment has increased by € 119 million reflecting the economic environment.

First Trust Bank profit before taxation fell by 76% to € 41 million, while the operating profit before provisions fell to € 163 million for 2008. Customer loan balances were maintained at the same level as last year, with the continued focus on balance sheet management leading to an improvement in lending margins along with a 9% growth in customer deposit balances. This was supported by a number of successful issues of fixed rate deposit bonds, offering competitive interest rates in a declining rate environment. Active management of the cost base continues to be a feature of performance. Overall costs have increased by 3%. The level of provisioning for loan impairment increased by € 123 million, of which € 74 million was in relation to IBNR, reflecting the impact from the deterioration of economic conditions in the Northern Ireland economy.

2007 v 2006

Profit before taxation was € 452 million, compared with € 379 million in 2006, an increase of € 73 million. This increase was impacted by currency factors of € 2 million. Excluding this item, income before taxes was up € 75 million, or 20%, built on well managed growth on both sides of the balance sheet, in both First Trust Bank in Northern Ireland and in Allied Irish Bank (GB) in Britain. Loans and deposits increased by 20% and 17% respectively since 31 December 2006, resulting in a net interest income increase of 16%, with customer deposits growing very strongly across both personal and business current accounts, particularly in Britain. This strong growth has been achieved in the context of a continued emphasis on margin management and on maintaining good credit quality. The provision for impairment of loans and receivables was down by € 8 million when compared against 2006, representing 0.08% of average loans, compared to 0.13% in 2006, reflecting a strong level of recoveries. Costs increased by 9% reflecting a combination of increased performance-linked remuneration, investment in front line staff and upgrading enterprise technology platforms. Overall cost management remains a key focus, contributing to a further improvement in the cost income ratio from 45.9% to 44.1%.

Allied Irish Bank (GB), which focuses mainly on business banking, reported strong income growth of 20% to € 254 million in 2007. This growth was driven by strong growth in deposit balances, which increased by 23% since 31 December 2006. Strong deposit growth has been a continued feature of Allied Irish Bank (GB) strategy in recent years. Lending balances increased by 18% since 31 December 2006, complemented by strong levels of loan origination fee income, further contributed to the increase in revenue, with interest margins being well managed and maintained over the year. Costs increased by 12%, reflecting a combination of increasing investment in staff and upgrading of the corporate and business banking technology infrastructure. The strong income growth has been reflected in an improvement in the cost income ratio from 44.1% to 43. 3%. The level of bad debt provisioning fell significantly relative to last year, as a result of lower levels of specific provisioning and significant recoveries, resulting in a provision charge of 0.10% of average loans, compared with 0.17% in 2006.

First Trust Bank increased income before tax by 20% to € 198 million, with the income growth reflecting strong growth in business banking, particularly in the first half of 2007. Loan and deposit balances were up 23% and 8% respectively since 31 December 2006, which together with strong loan origination fee income, drove an increase in net interest income of 16%. Costs increased by 5% reflecting the impact of increased investment in marketing initiatives and also in the corporate and business banking technology infrastructure. The cost income ratio improved significantly from 48.2% to 45.0% reflecting a continued focus on efficiency. Credit quality remained strong with the provision charge of 0.04% of average loans compared with 0.07% in 2006. The period also saw the introduction of a new personal current account “The Plus Account” for First Trust Bank, which offers customers the opportunity of earning credit interest and the opportunity of free transaction banking.

Central & Eastern Europe income statement	2008 € m	2007 € m	2006 € m
Net interest income	437	308	236
Other income	390	371	302

Total operating income	827	679	538
Personnel expenses	252	217	170
General and administrative expenses	190	160	120
Depreciation/amortisation	50	33	40
Total operating expenses	492	410	330

Operating profit before provisions	335	269	208
Provisions for impairment of loans and receivables	107	2	9
Provisions for liabilities and commitments	2	(1)	(2)
Total provisions	109	1	7

Operating profit	226	268	201
Associated undertakings	(54)	1	6
Profit on disposal of property	2	—	—

Profit before taxation	174	269	207

CEE summary	2008 € m	2007 € m	2006 € m
Poland	263	269	207
BACB	(56)	—	—
AmCredit	(33)	—	—

CEE	174	269	207

2008 v 2007

BZWBK—Poland

Profit before taxation was € 263 million for the year ended 31 December 2008 compared with € 269 million for the year ended 31 December 2007, a decrease of € 6 million. This decrease included the impact of currency factors of € 21 million, excluding this factor, profit before taxation decreased by € 27 million, or 9%. This is a strong performance in the context of a slowing Polish economy, which has felt the impact of the global downturn, particularly in second half of 2008.

Net interest income in 2008 was up by 42% driven primarily by exceptional balance sheet growth. Customer loan balances increased by 42% since 31 December 2007. This growth was achieved across all business lines with a specific focus on retail products. Mortgage lending grew by 49% and other personal lending was up 55%, both reflecting the aspirations to increase market share. Business lending grew by 37% with strong growth in the corporate and SME segments. Customer deposits increased by 41% following a strong focused drive for resources throughout 2008. Business deposits grew strongly, particularly in the fourth quarter. Margins improved across all lines of lending reflecting the recovery of increased costs of funding. Market competition for deposits rose in intensity with pricing in excess of market prices a common feature, resulting in reduced margins on deposits.

Other income increased by 5%; decreased by 3% on a local currency basis. Strong underlying growth of 17% was recorded in fee income areas including fees on loans, debit card and credit card fees and daily banking fees. 2008 also benefited from profit on equity disposals and sales of structured products. These strong performances were offset by the substantial fall of 43% in fees earned in the asset management business as a result of the adverse conditions on the local financial and equity markets. The volume of mutual funds decreased by 63% to PLN 8.4 billion, though BZWBK retains the number two position in terms of market share (11.3% v 16.8% in December 2007). Brokerage income was also negatively impacted.

Total operating expenses increased by 20% since 2007. Currency factors contributed 14% of this increase. The branch network development program is nearing finalisation with 95 branches opened in 2008 bringing the network total to over 500 branches at 31 December 2008. Staff numbers increased by 12% during the year. Overall staff costs have increased by 16% reflecting increased staff numbers and higher salaries, offset somewhat by reduced levels of performance related costs.

General and administrative expenses increased by 18%, driven primarily, by currency factors of 9% and the increased costs of the expanded branch infrastructure and IT development. In light of the evolving economic slowdown a strong proactive approach to cost management generally has been in place in the second part of 2008. Positive income cost growth rate gap of 7% resulted in a reduced cost/income ratio of 56.3% (2007: 60.4%).

Financial review—3. Management report

The provision charge of € 98 million reflects the weakening of the economic environment. It represents a 1.16% charge on average customer loans and includes 0.55% for IBNR and 0.61% for specific impairment with property and personal lending sectors most impacted. Impaired loans as a percentage of total loans increased to 2.9% from 2.8% at the end of 2007.

BACB—Bulgaria. AIB acquired a 49.99% shareholding in BACB, a SME lender on 29 August 2008.

The result for the post acquisition period September to December 2008 includes a share in profits of € 3 million and funding costs of € 2 million. However, following the substantial global economic downturn and the resultant impact on banking valuations generally, an impairment review resulted in a carrying value adjustment of € 57 million, giving rise to a loss of € 56 million being recorded.

AmCredit—Baltic Region. Mortgage business acquired on 1 February 2008.

A loss of € 33 million was recognised since acquisition. This reflects an operating loss of € 9 million, a goodwill impairment charge of € 15 million and additional impairment provisions on loans of € 9 million arising from a sharp downturn in the three Baltic economies in 2008.

2007 v 2006

Profit before taxation was € 269 million in 2007 compared with € 207 million in 2006, an increase of € 62 million. This increase was impacted by currency factors of € 7 million. Excluding this item, income before taxes increased by € 55 million or 26%. This has been achieved through continued momentum across the various business lines of the division, leading to increases in volumes and business activity against a background of significant investment being made to realise strategic objectives.

Total operating income increased by 22% with net interest income increasing by 27%. Demand for credit has been exceptionally strong in 2007 with total loans increasing by 39% since 31 December 2006. Business lending growth of 32% outperformed the growth of business lending in the marketplace. Volume growth is well diversified across the corporate, SME and leasing portfolios. Personal lending continues to grow rapidly with mortgage lending growth of 43% and other personal lending growth of 47%. Customer deposits increased by 26% since 31 December 2006, achieved through balanced growth on both business and personal deposits, supported in particular by a successful marketing campaign in the fourth quarter. Overall deposit margins have improved as interest rates increased during the year.

Other income increased by 19%. Asset management income increased by 66%, driven by increases in balances in mutual funds of 32% and continued favourable portfolio mix. A strong second place in the market has been retained with market share at 16. 8%. The brokerage business had an excellent year with higher levels of turnover in the primary market. Business momentum in 2007 has resulted in good growth in foreign exchange, e-business and payments, dividends and fees.

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

Impaired loans as a percentage of total loans continued to show significant improvement with the ratio at 2.8% compared with 4.9% at 31 December 2006. Recoveries throughout the year in a very favourable credit environment have led to an overall provision charge as a percentage of average loans of 0.03% compared with 0.23% in 2006.

Group income statement	2008 € m	2007 € m	2006 € m
Net interest income	70	62	99
Other income/(loss)	104	44	(27)

Total operating income	174	106	72
Personnel expenses	53	96	117
General and administrative expenses	51	62	65
Depreciation/amortisation	46	34	21
Total operating expenses	150	192	203

Operating profit/(loss) before provisions	24	(86)	(131)
Provisions for impairment of loans and receivables	—	—	—
Provisions for liabilities and commitments	—	(9)	(10)
Total provisions	—	(9)	(10)

Operating profit/(loss)	24	(77)	(121)
Associated undertaking	94	120	141
Profit on disposal of property	2	64	358
Construction contract income	12	55	96
Loss on disposal of businesses	—	(1)	—

Profit before taxation	132	161	474

2008 v 2007

Group reported a pre-tax profit of € 132 million for the year ended December 2008. This compares to a pre-tax profit of € 161 million for the year ended December 2007. The result for both periods includes construction contract income and profit on disposal of property. The operating profit in 2008 was € 24 million compared with an operating loss of € 77 million in 2007.

The trends in net interest income and other income in Group division are impacted by reclassification of income between headings in relation to interest rate hedging. Consequently, it is more meaningful to analyse the trend in total operating income. Total operating income increased from € 106 million in 2007 to € 174 million in 2008. This increase mainly included higher capital in 2008 and € 27 million relating to interest rate hedge volatility (hedge ineffectiveness and derivative volatility) compared to a negligible amount in 2007. Total operating income also includes hedging profits in relation to foreign currency translation hedging (€ 4 million profit for the year ended 2008 compared to € 12 million profit in 2007).

The total operating expenses decreased from € 192 million in 2007 to € 150 million in 2008. Personnel expenses decreased from € 96 million in 2007 to € 53 million in 2008 mainly due to reduction in variable compensation and tight cost control in a number of areas. General and administrative expenses decreased from € 62 million to € 51 million principally due to a reduction in expenditure on professional fees in 2008 and active management of all cost categories. Depreciation/amortisation expenses increased from € 34 million in 2007 to € 46 million in 2008 reflecting project and investment spend in recent years on the single enterprise agenda.

AIB’s share of M&T’s after-tax profit amounted to € 94 million for 2008. On a local currency basis, M&T’s contribution to AIB of US$ 138 million was down 17% relative to 2007 (US$ 166 million). M&T’s euro contribution to AIB Group performance was impacted by the weakening of the US dollar rate relative to the euro.

Profit on sale of property in 2008 relates to profit on sale of branches in the Republic of Ireland (€ 2 million before tax). Profit on the sale of property in 2007 includes profit on sale of 22 branches in the Republic of Ireland (€ 64 million before tax). Construction contract income of € 12 million reflects the profit earned in 2008 from the development of Bankcentre, based on the stage of completion (construction contract income was € 55 million in 2007).

Financial review—3. Management report

2007 v 2006

Group reported profit before tax of € 161 million for the year to December 2007 compared with income of € 474 million in 2006. The result for both years was affected by gains on disposal of property and construction contract income. The operating loss was € 77 million compared with a loss of € 121 million in 2006.

Net interest income decreased from € 99 million in 2006 to € 62 million in 2007. Other income/(loss) includes hedging gains/(losses) in relation to foreign currency translation hedging and hedge volatility (hedging ineffectiveness and derivative volatility). Total income was up from € 72 million in 2006 to € 106 million in 2007.

Total operating expenses decreased from € 203 million in 2006 to € 192 million in 2007. A higher depreciation/amortisation charge reflects project and investment spend in recent years.

AIB’s share of M&T’s net income for 2007 amounted to € 120 million. M&T’s 2007 performance was affected by the turbulence in the financial markets and, in particular, in the US residential real estate sector. M&T’s contribution to AIB of US$166 million was down 7% relative to 2006 (US$177 million). The M&T euro contribution to AIB Group performance was impacted by the weakening in the US dollar rate relative to the euro in 2007.

Gain on disposal of property in 2007 includes gain on the sale of 22 branches in the Republic of Ireland (€ 64 million before tax). Construction contract income of € 55 million reflects the income earned from the development of Bankcentre, based on the stage of completion.

Financial review—4. Capital management

The policy of the Group is to maintain adequate capital resources at all times, having regard to the nature and scale of its business and the risk inherent in its operations. It does this through an Internal Capital Adequacy Assessment Process (“ICAAP”). The overarching principle of the ICAAP is the explicit linkage between capital and risk; the adequacy of the Group’s capital is assessed on the basis of the risks it is exposed to. This requires a clear assessment of the material risk profile of the Group, and a consideration of the extent to which identified risks, both individually and in aggregate, require capital to support them. In addition, the level of capital held by the Group is influenced by its target debt rating and minimum regulatory requirements.

The Board reviews and approves the Group’s capital plan on an annual basis. The capital planning process is fully integrated into the Group and divisional planning process. The capital plan considers the amount and type of capital the Group requires to support its business strategy and comply with regulatory requirements. It takes into consideration the results of stress tests, and considers strategies for hedging, releasing and raising capital in order to arrive at and maintain the Group’s desired capital profile. Stress testing, in the context of capital planning, is a technique used to evaluate the potential effect on an institution’s capital adequacy of a specific event or movement of a set of economic variables, and focuses on exceptional but plausible events. This means that an institution’s capital requirement can increase significantly during an economic stress despite a decrease in nominal exposures.

The Capital Requirements Directive

The Capital Requirements Directive (“CRD”), which was transposed into Irish law at the end of 2006, introduced some significant amendments to the capital adequacy framework. Its goal is to provide a greater link between the risk a bank faces and the capital it requires, and it does this in a number of ways. In terms of minimum capital requirements (‘Pillar 1’) it brings greater granularity in risk weightings under the standardised approach for credit risk, and introduces an explicit capital requirement for operational risk. Perhaps the most significant amendment is the ability of banks to use the outputs of their own internal rating systems to calculate capital requirements for credit risk. This is known as the internal ratings based approach (“IRBA”). The IRBA allows banks to use their own estimates of the Probability of Default (“PD”) of their borrowers in the estimation of capital requirements. It can also allow banks to use their own estimates of a transaction’s Loss Given Default (“LGD”) and Exposure at Default (“EAD”). Use of IRBA is subject to supervisory approval, and is provided only to those banks that can demonstrate that their credit risk management and risk estimation processes meet the required minimum standards.

The CRD also introduces two additional ‘pillars’. Under Pillar 2 (‘supervisory review’) banks may estimate their own internal capital requirements through an ICAAP, which is subject to supervisory review and evaluation. Pillar 3 (‘market discipline’) involves the disclosure of a suite of qualitative and quantitative risk management information to the market.

The CRD came into force from 1 January 2007 but contained a provision allowing banks to remain on the existing capital adequacy framework until 1 January 2008. AIB chose to avail of this option and thus the capital requirements presented at 31 December 2007 were calculated on the basis of the previous capital adequacy framework. From 1 January 2008, AIB is using the IRBA to calculate capital requirements for credit risk on several significant portfolios and the standardised approach for the remainder of its book. The operational risk charge is calculated based on the standardised approach.

In respect of Pillar 2, the Group submitted its ICAAP to the Financial Regulator during 2007. As regards Pillar 3, the Group will make relevant disclosures in early 2009.

Capital resources and regulatory capital ratios

The table* below shows AIB’s capital resources at 31 December 2008 and 31 December 2007. Capital resources decreased by € 975 million during the year ended 31 December 2008. The decrease arose primarily as a result of negative foreign exchange movements of € 1,162 million, pension scheme actuarial losses of € 727 million and the redemption of US$250 million non-cumulative preference shares. This was offset by net issuances of dated capital notes € 685 million and other movements of € 385 million.

	31 December 2008 € m	31 December 2007 € m
Shareholders’ equity(1)	8,938	9,827
Equity and non-equity minority interests	1,344	1,351
Preference shares	—	169
Perpetual preferred securities	864	972
Undated capital notes	692	813
Dated capital notes	2,970	2,651

Total capital resources	14,808	15,783

(1)	Includes other equity interests
*	Forms an integral part of the audited financial statements

Financial review—4. Capital management

As regards regulatory capital resources and capital adequacy, the Group is subject to the requirements of the Financial Regulator. The Financial Regulator’s rules closely follow the provisions of the CRD, and apply a risk asset ratio framework to the measurement of capital adequacy.

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

The table on the following page sets out the components and calculation of the Group’s tier 1 and total capital ratios under the CRD at 31 December 2008 and 31 December 2007 and as reported under the Capital Adequacy Directive (“CAD”) at 31 December 2007. The Group’s capital ratios benefited marginally when calculated on a CRD basis at 31 December 2007, with the reduction in risk weighted asset requirements more than offsetting the changes in supervisory deductions.

The Group’s capital ratios remained strong during 2008 with a core tier 1 ratio of 5.8%, a tier 1 ratio of 7.4% and a total capital ratio of 10.5% at 31 December 2008.

Core tier 1 capital decreased by € 318 million reflecting the negative impact of exchange rate movements of € 639 million and increased supervisory deductions arising from the acquisition of BACB offset by net retentions for capital adequacy purposes of € 460 million. The US $250 million non-cumulative preference shares were repaid in July 2008 and this, together with negative exchange rate movements of € 121 million on the sterling perpetual preferred securities, brought tier 1 capital to € 9,906 million.

Tier 2 capital increased by € 767 million, reflecting the issue of subordinated term loan capital € 885 million and additional qualifying credit provisions of € 435 million offset by the redemption of subordinated term loan capital of € 200 million and negative exchange rate movements of € 487 million.

Total risk weighted assets declined marginally during 2008. Credit risk weighted assets increased by € 2.8 billion primarily reflecting the downgrading of exposures due to the decline in economic conditions, new business increases and the transfer from trading portfolio financial assets to financial investments available for sale (see notes 1 and 23 to the financial statements). This was offset by the negative impact of exchange rate movements of € 6.7 billion. The decrease in market risk weighted assets of € 3.8 billion arose primarily due to the transfer of financial assets as discussed above and the redesignation of certain transactions. The increase in operational risk weighted assets reflects the natural increase in capital requirements arising from an increase in business activity rather than any underlying specific increase in operational risks.

	Capital Requirement Directive		CAD
Capital adequacy information	31 December 2008 € m	31 December 2007 € m	31 December 2007 € m
Tier 1
Paid up ordinary share capital	294	294	294
Eligible reserves	8,569	8,566	8,566
Equity minority interests in subsidiaries	354	361	361
Supervisory deductions from core tier 1 capital	(1,490)	(1,176)	(1,176)

Core tier 1 capital	7,727	8,045	8,045
Non-equity minority interests in subsidiaries	990	990	990
Non-cumulative preference shares	—	169	169
Non-cumulative perpetual preferred securities	864	972	972
Reserve capital instruments	497	497	497
Supervisory deductions from tier 1 capital	(172)	(286)	(182)

Total tier 1 capital	9,906	10,387	10,491

Tier 2
Eligible reserves	232	212	107
Credit provisions	536	101	218
Subordinated perpetual loan capital	692	813	813
Subordinated term loan capital	2,970	2,651	2,651
Supervisory deductions from tier 2 capital	(172)	(286)	—

Total tier 2 capital	4,258	3,491	3,789

Gross capital	14,164	13,878	14,280
Supervisory deductions	(114)	(143)	(182)

Total capital	14,050	13,735	14,098

Risk weighted assets
Banking book:
On balance sheet			120,033
Off-balance sheet			12,408
			132,441
Trading book:
Market risks			6,193
Counterparty and settlement risks			752
			6,945
Credit risk	124,602	121,785
Market risk	2,043	5,796
Operational risk	7,250	6,510

Total risk weighted assets	133,895	134,091	139,386

Capital ratios
Core tier 1	5.8%	6.0%	5.8%
Tier 1	7.4%	7.7%	7.5%
Total	10.5%	10.2%	10.1%

The Group’s Basel II capital ratios are based on Pillar 1 (‘minimum capital requirements’) under the Capital Requirements Directive. Under Pillar 2 (‘supervisory review’) banks may estimate their own capital requirements through an Internal Capital Adequacy Assessment Process (“ICAAP”) which is subject to supervisory review and evaluation. The ICAAP evaluation is currently in progress.

Financial review—5. Critical accounting policies

The Group’s accounting policies are set out on pages 119 - 135 of this report.

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of certain assets, liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. The estimates and assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Since management judgement involves making estimates concerning the likelihood of future events, the actual results could differ from those estimates. The Accounts continue to be prepared on a going concern basis, as the Directors are satisfied that the Company and the Group as a whole have the resources to continue in business for the foreseeable future.

The accounting policies that are deemed critical to AIB’s results and financial position, in terms of the materiality of the items to which the policy is applied and the estimates that have a significant impact on the financial statements and estimates with a significant risk of material adjustment in the next year are set out below:-

Loan impairment*

AIB’s accounting policy for Impairment of financial assets is set out in accounting policy number 16. The provisions for impairment of loans and receivables at 31 December 2008 represent management’s best estimate of the losses incurred in the loan portfolios at balance sheet date.

The estimation of probable loan losses is inherently uncertain and depends upon many factors, including loan loss trends, portfolio grade profiles, local and international economic climates, conditions in various industries to which AIB Group is exposed and other external factors such as legal and regulatory requirements.

Specific provisions

A specific provision is made against problem loans when, in the judgement of management, the estimated repayment realisable from the obligor, including the value of any security available, is likely to fall short of the amount of principal and interest outstanding on the obligor’s loan or overdraft account. The amount of the specific provision made in the Group’s consolidated financial statements is intended to cover the difference between the assets’ carrying value and the present value of estimated future cash flows discounted at the assets’ original effective interest rates. Specific provisions are created for cases that are individually significant, and also collectively for assets that are not individually significant.

The amount of an individually assessed specific provision required is highly dependent on estimates of the amount of future cash flows and their timing. When the cash flows are expected to arise from realisation of security further uncertainty can arise. Changes in the estimate of the value of security and the timing of cash flows could have a significant effect on the amount of impairment provisions required and on the income statement expense and balance sheet position.

Individually insignificant loans are collectively evaluated for impairment. The total amount of the Group’s impairment provisions on homogeneous groups of loans is inherently uncertain because it is highly sensitive to changes in economic and credit conditions. In addition, because of the unprecedented market conditions, variations in underlying asset recovery rates could have a significant effect on impairment provisions.

The management process for the identification of loans requiring provision is underpinned by independent tiers of review. Credit quality and loan loss provisioning are independently monitored by credit and risk management on a regular basis. A group-wide system for grading advances according to agreed credit criteria exists with an important objective being the timely identification of vulnerable loans so that remedial action can be taken at the earliest opportunity.

Credit rating is fundamental to the determination of provisioning in AIB Group; it triggers the process which results in the creation of a specific provision on individual loans where there is doubt on recoverability.

Incurred but not reported provisions

Incurred but not reported (“IBNR”) provisions are also maintained to cover loans which are impaired at the balance sheet date and, while not specifically identified, are known from experience to be present in any portfolio of loans.

IBNR provisions are maintained at levels that are deemed appropriate by management having considered: credit grading profiles and grading movements; historic loan loss rates; changes in credit management; procedures, processes and policies; levels of credit management skills; local and international economic climates; portfolio sector profiles/industry conditions; and current estimates of loss in the portfolio.

The total amount of impairment loss in the Group’s earning portfolio and therefore the adequacy of the IBNR allowance is inherently uncertain. There may be factors in the portfolio that have not been a feature of the past; changes in credit grading profiles and grading movements may lag the change in the credit profile of the customer; current estimates of loss within the earning portfolio and the period of time it takes following a loss event for an individual loan to be recognised as impaired (‘emergence period’) are subject to a greater element of estimation due to the speed of change in the economies in which we operate and the unprecedented market conditions.

*	Forms an integral part of the audited financial statements

Estimation of expected loss is one method used by management in assessing the adequacy of IBNR provisions. Estimates of expected loss are driven by the following key factors:

•	Probability of default i.e. the likelihood of a customer defaulting on its obligations over the next 12 months;

•	Loss given default i.e. the fraction of the exposure amount that will be lost in the event of default; and

•

Exposure at default i.e. exposure is calculated by adding the expected drawn balance plus a percentage of the unused limits. The Group’s rating systems have been internally developed and are continually being enhanced, e.g. externally benchmarked to help underpin the aforementioned factors which determine the estimates of expected loss.

All AIB divisions assess and approve their provisions and provision adequacy on a quarterly basis. These provisions are in turn reviewed and approved by the AIB Group Credit Committee on a quarterly basis with ultimate Group levels being approved by the Audit Committee and the Board.

Determination of fair value of financial instruments*

The Group’s accounting policy for the determination of fair value of financial instruments is set out in accounting policy number 17.

The best evidence of fair value is quoted prices in an active market. The deterioration of the world’s financial markets has considerably reduced the amount of the Group’s financial instruments that are valued on the basis of quoted prices in active markets. The absence of quoted prices increases reliance on valuation techniques and requires the use of judgement in the estimation of fair value. This judgement includes but is not limited to:—evaluating available market information; determining the cash flows for the instruments; identifying a risk free discount rate and applying an appropriate credit spread.

Valuation techniques that rely to a greater extent on non-observable data require a higher level of management judgement to calculate a fair value than those based wholly on observable data.

The choice of contributors, the quality of market data used for pricing, and the valuation techniques used are all subject to internal review and approval procedures. Given the uncertainty and subjective nature of valuing financial instruments at fair value, any change in these variables could give rise to the financial instruments being carried at a different valuation, with a consequent impact on shareholders’ equity and, in the case of derivatives and trading portfolio assets, the income statement.

Goodwill impairment*

The Group’s accounting policy for intangible assets is set out in accounting policy number 21. Most of the Group’s carrying value of goodwill arises from its investment in BZWBK (see note 37) and from its investment in associated undertakings, including M&T and BACB (see notes 32, 33 & 35).

The process of identifying and evaluating goodwill impairment is inherently uncertain because it requires significant management judgement in making a series of estimations, the results of which are highly sensitive to the assumptions used.

The impairment review process requires the identification of independent cash generating units, by dividing the business into largely independent income streams. The goodwill is then allocated to these independent units. The carrying value of the unit, including the allocated goodwill, is compared to its recoverable amount to determine whether any impairment exists. If the recoverable amount of a unit is less than its carrying value, goodwill will be impaired.

Where readily available market price data is not available, the calculation of the recoverable amount is based upon discounting expected pre-tax cash flows at a risk adjusted interest rate appropriate to the operating unit, the determination of both of which requires the exercise of judgement. The estimation of pre-tax cash flows is sensitive to the periods for which detailed forecasts are available and to assumptions regarding the long term sustainability of the cash flows taking into consideration changes in the market in which a business operates (e.g. economic and credit conditions, competitive activity, regulatory change and availability of funding).

While forecasts are compared with actual performance and external economic data, expected cash flows naturally reflect management’s view of future performance. Using different growth rate forecasts and alternative risk adjusted discount rates would give a different estimate of the recoverable amount, which could give rise to the requirement for an impairment provision.

Share-based payment schemes*

The Group’s accounting policy for share based payment plans is set out in accounting policy number 11.

The Group operates a number of equity settled share based compensation plans (see note 10). The fair value of options granted is derived from option pricing models. A number of assumptions are made in ascertaining this fair value including expected share price volatility and dividend yield. In addition certain assumptions are made on employee forfeitures and growth in earnings per share. If these assumptions do not materialise as expected it could give rise to a higher or lower share based payment expense in future years.

*	Forms an integral part of the audited financial statements

Financial review—5. Critical accounting policies

Retirement benefit obligations*

The Group’s accounting policy for retirement benefit plans is set out in accounting policy number 11.

The Group provides a number of defined benefit and defined contribution retirement benefit schemes in various geographic locations, the majority of which are funded. In relation to the defined benefit schemes, a full actuarial valuation is undertaken every three years and is updated to reflect current conditions in the intervening periods. Scheme assets are valued at fair value. Scheme liabilities are measured on an actuarial basis, using the projected unit method and discounted at the current rate of return on a high quality corporate bond of equivalent term and currency to the liability. Actuarial gains and losses are recognised immediately in the statement of recognised income and expense.

In calculating the scheme liabilities and the charge to the income statement, the directors have chosen a number of assumptions within an acceptable range, under advice from the Group’s actuaries. The impact on the income statement and balance sheet could be materially different if a different set of assumptions were used.

Financial asset and financial liability classification*

The Group’s accounting policies provide scope for financial assets and financial liabilities to be designated on inception into different accounting categories in certain circumstances. In classifying financial assets and financial liabilities as ‘trading’ the Group has determined that they meet the definition of trading assets and trading liabilities as set out in accounting policy number 18 Financial assets and accounting policy number 19 Financial liabilities. In circumstances where financial assets are classified as held-to-maturity, the Group has determined that it has both the positive intention and ability to hold the assets until their maturity date as required by accounting policy number 18.

On 13 October 2008 the IASB issued an amendment to IAS 39 which permits the reclassification of financial assets from trading portfolio financial assets. AIB has availed of the option provided by the amendment to reclassify securities from the trading portfolio to the available for sale portfolio, based on their fair value on 1 July 2008, as described in notes 1 and 23. The designation of financial assets and financial liabilities has a significant effect on their income statement treatment and could have a significant impact on reported income.

Deferred taxation*

The Group’s accounting policy for deferred tax is set out in accounting policy number 13.

Deferred tax assets are recognised when it is probable that future taxable profits will be available against which the temporary differences will be utilised. The net deferred tax asset on items recognised directly in equity amounted to € 144 million, the most significant of which relates to retirement benefits. The retirement benefit deferred tax asset fluctuates in line with movements in the value of the pension scheme deficit. An increase in asset values, with no change in liabilities would reduce the associated deferred tax asset.

If it transpired that the deficit could only be eliminated by additional cash contributions, then the recovery of the deferred tax asset could require sufficient taxable profits to accrue.

In assessing the recoverability of all deferred tax assets, management considers whether it is possible that all deferred tax assets will be realised. Other than as described above in respect of deferred tax on items recognised directly in equity, the ultimate realisation of deferred tax assets is dependent upon the generation of future taxable income in the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making that assessment.

*	Forms an integral part of the audited financial statements

Financial review—6. Deposits and short term borrowings

Customer accounts

The following table analyses average deposits by customers based on the location of the offices in which the deposits are recorded.

	2008 € m	2007 € m	2006 € m
Domestic offices
Current accounts	12,972	14,295	13,218
Deposits:
Demand	7,165	7,214	6,385
Time	32,729	24,944	23,184
	52,866	46,453	42,787

Foreign offices
Current accounts	12,348	11,540	9,093
Deposits:
Demand	1,314	2,327	2,123
Time	18,756	15,743	13,150
	32,418	29,610	24,366

Total	85,284	76,063	67,153

Current accounts are primarily non-interest bearing checking accounts raised through AIB Group’s branch network in Ireland, Northern Ireland, Britain and Poland.

Demand deposits attract interest rates which vary from time to time in line with movements in market rates and according to size criteria. Such accounts are not subject to withdrawal by cheque or similar instrument and have no fixed maturity dates.

Time deposits are generally larger, attract higher rates of interest than demand deposits and have predetermined maturity dates.

Customer accounts by currency

The following table analyses customer deposits by currency.

	31 December
	2008 € m	2007 € m	2006 € m
Euro	52,629	47,738	44,979
US dollar	9,982	4,697	3,821
Sterling	20,307	21,387	20,620
Polish zloty	9,257	7,155	5,198
Other currencies	429	331	257

Total	92,604	81,308	74,875

Financial review—6. Deposits and short term borrowings

Large time deposits and certificates of deposit

The following table shows details of the Group’s large time deposits and certificates of deposit (US$100,000 and over or the equivalent in other currencies) by time remaining until maturity.

	31 December 2008
	3 months or less € m	After 3 months but within 6 months € m	After 6 months but within 12 months € m	After 12 months € m	Total € m
Large time deposits
Domestic offices	27,234	5,046	1,049	1,618	34,947
Foreign offices	12,900	1,405	1,576	468	16,349
Certificates of deposit
Domestic offices	2,624	220	129	19	2,992
Foreign offices	14,378	894	907	12	16,191

	57,136	7,565	3,661	2,117	70,479

Short-term borrowings

The following table shows details of short-term borrowings of AIB Group for the years ended 31 December 2008, 2007 and 2006.

	31 December
	2008 € m	2007 € m	2006 € m
Commercial Paper:
End of year outstandings	5,912	2,987	1,912
Highest month-end balance	7,807	3,336	2,775
Average balance	5,541	2,446	1,997
Average rate of interest
At end of year	2.71%	5.02%	5.22%
During the year	3.46%	5.16%	5.15%

Repurchase agreements:
End of year outstandings	8,610	7,912	12,524
Highest month-end balance	13,842	12,524	13,927
Average balance	9,687	10,223	12,477
Average rate of interest
At end of year	2.73%	4.54%	3.97%
During year	4.97%	4.62%	3.32%

Other short-term borrowings:
End of year outstandings	31,846	46,332	35,034
Highest month-end balance	52,489	51,412	37,899
Average balance	43,162	40,527	29,461
Average rate of interest
At end of year	3.46%	5.61%	4.35%
During year	4.34%	5.64%	4.02%

Average interest rates during the year are computed by dividing total interest expense by the average amount borrowed. Average interest rates at the year end are average rates for a single day and as such may reflect one-day market distortions which may not be indicative of generally prevailing rates. ‘Other short-term borrowings’ consist principally of borrowings in the inter-bank market included within ‘Deposits by banks’ and ‘Debt securities in issue’ in the consolidated financial statements and generally have remaining maturities of one year or less. The maturity profiles of the above outstandings are disclosed in note 57 of the consolidated financial statements.

Financial review—7. Financial investments available for sale

Available for sale debt securities

The following table categorises AIB Group’s available-for-sale debt securities by maturity and weighted average yield at 31 December 2008, 2007 and 2006.

	31 December 2008
	Within 1 year		After 1 but within 5 years		After 5 but within 10 years		After 10 years
	€ m	Yield %	€ m	Yield %	€ m	Yield %	€ m	Yield %
Irish government securities	35	2.4	504	3.9	363	4.5	635	4.4
Euro government securities	391	3.2	1,273	3.7	513	3.5	521	3.6
Non Euro government securities	743	2.8	1,083	4.1	461	4.1	592	4.6
Non European government securities	143	5.1	708	4.7	487	4.0	—	—
U.S. Treasury & U.S. government securities	13	3.5	474	3.3	—	—	62	1.1
Collateralised mortgage obligations	—	—	33	6.3	64	5.6	1,444	1.4
Other asset backed securities	—	—	51	2.4	247	3.5	3,759	4.3
Euro bank securities	1,187	4.3	5,914	4.5	1,543	4.5	33	5.5
Non Euro bank securities	865	3.5	2,998	4.2	247	4.3	128	8.7
Certificates of deposit	212	5.5	—	—	—	—	—	—
Other investments	97	6.0	700	7.2	157	10.6	57	9.3

Total	3,686	3.8	13,738	4.4	4,082	4.5	7,231	3.8

	31 December 2007
	Within 1 year		After 1 but within 5 years		After 5 but within 10 years		After 10 years
	€ m	Yield %	€ m	Yield %	€ m	Yield %	€ m	Yield %
Irish government securities	9	5.9	75	3.7	81	4.6	—	—
Euro government securities	878	3.5	1,391	4.3	667	4.3	—	—
Non Euro government securities	460	3.9	1,829	4.9	809	5.3	132	5.0
Non European government securities	182	5.4	488	4.7	546	4.9	—	—
U.S. Treasury & U.S. government securities	20	3.4	16	3.9	—	—	70	5.3
Collateralised mortgage obligations	46	3.5	78	5.1	97	4.9	1,427	5.3
Other asset backed securities	17	5.2	—	—	—	—	1,780	5.8
Euro bank securities	674	3.9	3,399	4.6	831	4.3	—	—
Non Euro bank securities	517	5.4	3,024	5.6	214	5.5	—	—
Certificates of deposit	331	5.5	—	—	—	—	—	—
Other investments	—	—	425	5.7	128	7.5	17	6.8

Total	3,134	4.3	10,725	4.9	3,373	4.9	3,426	5.5

Financial review—7. Financial investments available for sale

	31 December 2006
	Within 1 year		After 1 but within 5 years		After 5 but within 10 years		After 10 years
	€ m	Yield %	€ m	Yield %	€ m	Yield %	€ m	Yield %
Irish government securities	2	3.8	277	4.2	198	4.2	—	—
Euro government securities	1,115	3.1	1,393	3.6	728	4.0	—	—
Non Euro government securities	450	4.5	1,355	4.7	648	4.7	—	—
Non European government securities	263	4.4	585	4.5	505	4.1	5	0.8
U.S. Treasury & U.S. government securities	6	3.0	15	3.9	—	—	95	5.9
Collateralised mortgage obligations	—	—	119	4.6	126	4.8	2,015	5.6
Other asset backed securities	18	5.8	12	5.2	—	—	387	6.4
Euro bank securities	477	3.3	2,239	3.2	792	3.6	—	—
Non Euro bank securities	207	4.6	2,972	4.6	286	4.9	36	4.7
Certificates of deposit	1,586	5.2	—	—	5	4.6	—	—
Other investments	82	6.1	181	5.6	176	6.3	16	6.3

Total	4,206	4.3	9,148	4.1	3,464	4.3	2,554	5.7

The weighted average yield for each range of maturities is calculated by dividing the annual interest prevailing at the balance sheet date by market value of securities held at that date.

Financial investments available for sale unrealised gains/losses

The following table gives the fair value of financial investments available for sale by major classifications together with the gross unrealised gains and losses at 31 December 2006. See note 29 of the financial statements for this analysis for 2008 and 2007.

	31 December 2006
	Fair value	Unrealised gross gains	Unrealised gross (losses)	Net unrealised gains/(losses)	Tax effect	Net after tax
	€ m	€ m	€ m	€ m	€ m	€ m
Irish government securities	477	11	(2)	9	(1)	8
Euro government securities	3,236	16	(29)	(13)	—	(13)
Non Euro government securities	2,453	27	(9)	18	(3)	15
Non European government securities	1,358	1	(34)	(33)	4	(29)
U.S. Treasury & U.S. government agencies	116	1	(1)	—	—	—
Collateralised mortgage obligations	2,260	3	(1)	2	—	2
Other asset backed securities	417	—	—	—	—	—
Euro bank securities	3,508	5	(38)	(33)	4	(29)
Non Euro bank securities	3,501	4	(17)	(13)	1	(12)
Certificates of deposit	1,591	1	(1)	—	—	—
Other investments	455	10	—	10	(1)	9

Total debt securities	19,372	79	(132)	(53)	4	(49)
Equity shares	293	203	—	203	(31)	172

Total	19,665	282	(132)	150	(27)	123

The amount removed from equity and recognised in the income statement in respect of financial assets available for sale amounted to € 77 million during the period.

Financial review—8. Financial investments held to maturity

The following table categorises the Group’s financial investments held to maturity, by maturity and weighted average yield at 31 December 2008. The Group had no financial investments held to maturity at 31 December 2007 and 2006.

	31 December 2008
	Within 1 year		After 1 but within 5 years		After 5 but within 10 years		After 10 years
	€ m	Yield %	€ m	Yield %	€ m	Yield %	€ m	Yield %
Non Euro government securities	77	6.04	1,215	5.12	207	5.81	—	—

Total	77	6.04	1,215	5.12	207	5.81	—	—

Financial review—9. Contractual obligations

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Financial liabilities by undiscounted contractual cash flows are set out in note 58 to the consolidated financial statements. The table below provides details of the contractual obligations of the Group as at 31 December 2008 in respect of capital expenditure and operating lease commitments.

	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years	Total
	€ m	€ m	€ m	€ m	€ m
Contractual obligations
Capital expenditure commitments	88	3	—	—	91
Operating leases	101	190	149	623	1,063

Total	189	193	149	623	1,154

There are certain regulatory restrictions on the ability of subsidiaries to transfer funds to the parent company in the form of cash dividends, loans or advances. The impact of such restrictions is not expected to have a material effect on the Group’s ability to meet its cash obligations.

Financial review—10. Off-balance sheet arrangements

AIB utilises Special Purpose Entities (SPEs) in the ordinary course of business, primarily to provide liquidity and facilitate customer transactions.

Under IFRS, financial statements transactions and events should be accounted for and presented in accordance with their substance and economic reality and not merely their legal form.

As a result, the substance of transactions with an SPE forms the basis for the treatment in the Group’s financial statements. An SPE is consolidated in the financial statements when the substance of the relationship between the entity and the SPE indicates that the SPE is controlled by the entity and meets the criteria set out in IAS 27 “Consolidated and separate financial statements” and SIC 12 ‘Consolidation—Special purposes entities’. The key areas where the Group uses SPEs are set out below.

Structuring of loans

The Group structures certain financing transactions, including funding the purchase or construction of certain assets, through SPEs to ensure the availability of credit to customers in an efficient manner. These SPEs are consolidated in the financial statements and the exposures are included within loans to customers.

Asset management

The Group provides asset management services to a large number of clients on an ‘arms’ length’ basis and at market terms and prices. These assets are not consolidated in the Group’s financial statements, as they are not assets of AIB or its subsidiaries.

AIB also manages third party assets through SPEs in which it has acquired interests. These SPEs, primarily Collateralised Debt Obligations (“CDOs”), are not consolidated in the Group’s financial statements. AIB does not have control over the SPEs nor does it bear the significant risks and rewards that are inherent in the assets. Accordingly, the Group’s interests are included within equity shares. A CDO is an investment vehicle which allows third party investors to make debt and/or equity investments in a vehicle containing a portfolio of loans and bonds with certain common features. The Group has a significant variable interest in five CDOs set up since 2001, four of which invest in European sub investment grade leveraged finance assets and one in U.S. High Yield Bonds. The cumulative size of these SPEs at 31 December 2008 was € 1,741 million (2007: € 1,767 million). The Group’s investment and maximum exposure totals € 30 million (2007: € 34 million). There is no recourse to the Group by third parties in relation to these SPEs. A ‘B’ credit grade(1) is assigned to 93% of the underlying assets. The weighted average life of assets the SPEs hold is approximately 5 years. The deals are funded with long term financing which consists of approximately 90% rated debt notes and 10% equity. There have been no material write-downs of assets in the SPEs however, the Group holds a provision of € 3.8 million on mezzanine debt. Approximately € 19 million of SPE issued mezzanine and senior debt has been downgraded in 2008.

Employee compensation trusts

AIB and some of its subsidiary companies use trust structures to benefit employees and to facilitate the ownership of the Group’s equity by employees. The Group consolidates these trust structures where the risks and rewards of the underlying shares have not been transferred to the employees. Details of these structures are provided in note 49 of the notes to consolidated financial statements.

(1)	Moodys public rating or internal AIB credit grade assigned to the asset where a Moodys ratings is not available.

Risk management

Risk management—1. Risk factors

The Group’s activities are subject to risk factors that could impact its future performance, or its ability to continue as a going concern. Certain of these risks can be mitigated by the use of safeguards and appropriate systems and actions. Some risks, however, are outside the Group’s control and cannot be mitigated. In addition to the matters set out under ‘Forward-Looking Information’ on page 2 of this report, the principal factors that may affect the Group’s performance are set out below:

Uncertain economic conditions/current market conditions

AIB’s businesses, earnings and financial condition have been and will continue to be affected by the current crisis in the global financial markets and the deterioration in the global economic outlook.

The global financial system has been experiencing difficulties since August 2007 and the financial markets have deteriorated dramatically since the bankruptcy filing by Lehman Brothers in September 2008. This has led to severe dislocation of financial markets around the world and unprecedented levels of illiquidity, resulting in the development of significant problems at a number of the world’s largest commercial banks, investment banks and insurance companies, many of which are AIB’s counterparties in the ordinary course of its business. In response to market instability and illiquidity, a number of governments have intervened in order to inject liquidity and capital into, and to stabilise, financial markets, and, in some cases, to prevent the failure of these financial institutions.

Despite such measures, the volatility and disruption of the capital and credit markets have continued at unprecedented levels. In addition, recessionary conditions are present in Ireland, the United Kingdom (“UK”) and the United States, as well as in some other countries where AIB operates. These conditions have adversely impacted the availability and cost of credit for financial institutions, including AIB, and other corporations, and have had a negative effect on AIB’s business activities, which are dependent on the level of banking, finance and financial services required by its customers, and on the overall economic and business environment in the markets in which it operates. In particular, levels of borrowing are heavily dependent on customer confidence, market interest rates and other factors that affect the economy. The profitability of AIB has been adversely affected by the worsening of general economic conditions in its markets, as well as by ongoing financial market volatility. Demand for housing and commercial and other property has also fallen considerably. Any continued deterioration in property prices in Ireland and/or the United Kingdom could further adversely affect AIB’s financial condition and results of operations.

AIB is exposed to increased counterparty risk as a result of recent financial institution failures and will continue to be exposed to the risk of loss if counterparty financial institutions or other corporate borrowers fail or are otherwise unable to meet their obligations. Furthermore, AIB’s performance may be affected by future recovery rates on assets and the historical assumptions underlying asset recovery rates, which may no longer be accurate given the unprecedented market disruption. Moreover, even if the current market disruption and volatility abates, a global recession or an ongoing recession in one or more countries significant to AIB’s business will further adversely affect AIB’s earnings and financial condition. The precise nature of all the risks and uncertainties AIB faces as a result of the current global financial crisis and global economic outlook cannot be predicted and many of these risks are outside AIB’s control.

Liquidity risk

Liquidity risk is the risk that the Group will be unable to meet its obligations when they fall due and to replace funds when they are withdrawn, with a consequent failure to repay depositors and fulfil commitments to lend.

Markets worldwide are experiencing severe tightening in the availability and duration of unsecured liquidity and term-funding in the aftermath of events in the US sub-prime residential mortgage market and the current severe market dislocation. Perception of counterparty and country risk has also increased significantly which has led to further reductions in wholesale funding, and hence, in common with many other banks, AIB’s access to traditional sources of liquidity has been, and may continue to be, constrained.

AIB’s liquidity management focuses on maintaining a diverse and appropriate funding strategy for its operations, active management of its maturity profile, maintaining a sufficient stock of high quality liquid assets to meet obligations as they fall due and carefully monitoring its undrawn commitments and contingent liabilities. However, AIB’s ability to access sources of liquidity (for example, through the issue or sale of financial and other instruments) during the recent period of global liquidity stress has been impacted to the point where it, like other banks, it has had to source more short term funding, and increase its use of collateralised funding sources, both with the market and, through the multiple liquidity schemes provided by central banks.

In addition, there is also a risk that corporate and institutional counterparties with credit exposures may look to reduce all credit exposures to banks, given current risk aversion trends. It is possible that credit market dislocation becomes so severe that overnight funding from non government sources ceases to be available.

Furthermore, like many banks, AIB relies on customer deposits to meet a considerable portion of its funding requirements and such deposits are subject to fluctuation due to certain factors outside AIB’s control, such as a loss of confidence, or competitive pressures which could result in a significant outflow of deposits within a short period of time. Any material decrease in AIB’s deposits could, particularly if accompanied by one of the other factors described above, have a negative impact on AIB’s liquidity unless corresponding actions are taken to improve the liquidity profile of other deposits or to reduce less liquid assets.

The Irish Government, having acknowledged AIB’s systemic importance to the Irish economy, has taken measures to improve liquidity, which in respect of AIB includes a € 3.5 billion preference share capital injection, and the guarantee in respect of covered liabilities, details of which are set out in note 53.

Credit risk

Credit risk is defined as the risk that a customer or counterparty will be unable or unwilling to meet a commitment that it has entered into and that pledged collateral does not fully cover the Group’s claims.

Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of AIB’s businesses. AIB’s most significant credit risks arise from lending activities to customers and banks, trading portfolio, available for sale and held to maturity financial investments, derivatives and ‘off-balance sheet’ guarantees and commitments.

The outlook for the global economy in 2009 has significantly deteriorated in recent months, including an expectation of continued deterioration of the economies of Ireland, the United Kingdom, the United States, Poland and other European countries. For example, in Ireland there is an expectation of further reductions in residential and commercial property prices, higher unemployment rates and reduced profitability of corporate borrowers. As a result, AIB has seen and expects to continue to see adverse changes in the credit quality of its borrowers and counterparties, with increasing delinquencies and defaults across a range of sectors. Ultimately, this trend will lead to higher impairment charges, higher costs, additional write downs and lower profitability for AIB.

AIB’s ability to engage in routine funding transactions may be adversely affected by the actual or perceived failure or worsening credit of other financial institutions. Financial services institutions are inter-related as a result of trading, clearing, counterparty and other relationships. AIB has exposure to many different industries and counterparties and routinely executes transactions with counterparties in the financial industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds and other institutional clients. As a result, defaults by, or even the perceived creditworthiness of, or questions about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems. Many transactions expose AIB to credit risk in the event of default of its counterparty or client. In addition, AIB’s exposure to credit loss is exacerbated when the collateral it holds cannot be realised or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure that is due to AIB, which is most likely to occur during periods of illiquidity and depressed asset valuations, such as those currently experienced. Any such losses could have a material adverse effect on AIB’s future performance. Furthermore, exposure to particularly vulnerable sectors in the Irish or UK economy such as property could adversely impact on earnings.

Financial asset valuations

Financial markets are currently experiencing significant stress conditions, where steep falls in perceived or actual asset values have been accompanied by a severe reduction in market liquidity. These stress conditions have resulted in AIB recording significant fair value write downs on its credit market exposures in 2008. AIB expects that the deterioration in economic and financial market conditions could lead to a rise in impairment charges and further fair value write downs during 2009.Valuations in future periods, reflecting then-prevailing market conditions, may result in significant changes in the fair values of AIB’s exposures, even in respect of exposures, such as credit market exposures, for which AIB has previously recorded fair value write downs. In addition, the value ultimately realised by AIB may be materially different from the current or estimated fair value. Any of these factors could require AIB to recognise further fair value write downs or realise impairment charges, any of which may adversely affect its financial condition and results of operations.

Borrowing costs, liquidity and credit ratings

The cost of borrowing to AIB is influenced by, inter alia, its credit ratings. Any reductions in its credit ratings could adversely affect its access to liquidity, increase its funding costs and have a negative impact on AIB’s earnings, competitive position and financial condition.

Risk management—1. Risk factors

Market risk: interest rates, foreign exchange rates, and other market factors

Market risk is defined as the risk to AIB’s earnings and shareholder value resulting from adverse movements in the level or volatility of market prices of debt instruments, equities and currencies. The market risk associated with AIB’s trading activities is predominantly the result of the facilitation of client business and secondarily, the discretionary positioning activities of the Group in debt instruments, foreign exchange and equity products.

Some of the most significant market risks AIB faces are interest rate, foreign exchange, bond and equity price risks. Changes in interest rate levels, yield curves and spreads may affect the interest rate margin realised between lending and borrowing costs, the effect of which may be heightened during periods of liquidity stress, such as those experienced in recent months.

Changes in currency rates, particularly in the euro-sterling, euro-US dollar and the euro-Polish zloty exchange rates, affect the value of assets and liabilities denominated in foreign currencies and the reported earnings of AIB’s non-Irish subsidiaries and associates and may affect income from foreign exchange dealing. The performance of financial markets may affect bond and equity prices and, therefore, cause changes in the value of AIB’s investment and trading portfolios.

While AIB has implemented risk management methods to mitigate and control these and other market risks to which it is exposed, it is difficult, particularly in the current environment, to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on AIB’s financial performance and business operations.

Non-trading interest rate risk

Non-trading interest rate risk is defined as AIB's sensitivity to earnings volatility in its non-trading activity arising from movements in interest rates. AIB’s non-trading interest rate risk reflects a combination of non-trading treasury activity and interest rate risk arising in its retail, commercial and corporate operations. AIB’s treasury activity includes its money market business and management of internal funds flows with AIB’s businesses. Non-trading interest rate risk in retail, commercial and corporate banking activities can arise from a variety of sources, including when the relevant assets and liabilities and off-balance sheet instruments have different repricing dates. While AIB has implemented risk management methods to mitigate and control non-trading interest rate risk, it is difficult, particularly in the current environment, to predict the effects that movements in interest rates could have on AIB’s financial performance and business operations.

Goodwill impairment

The Group capitalises goodwill, which is calculated as the excess of the cost of an acquisition over the net fair value of the identifiable assets, liabilities and contingent liabilities acquired. The Group tests goodwill for impairment annually or more frequently, at external reporting dates, when events or circumstances indicate that it might be impaired. An impairment test involves comparing the recoverable amount (the higher of value in use and fair value less cost to sell) of an individual cash generating unit with its carrying value. The value in use and fair value of the Group’s cash generating units are affected by market conditions and the performance of the economies in which the Group operates. The Group considers that current market conditions and the deteriorating economic outlook in Ireland, the United Kingdom, the United States and Eastern Europe could impact the value of goodwill held in the accounts which, in turn, could result in the recognition of impairment losses. Such losses would have no effect on the Group’s regulatory capital position.

Increased regulation and supervision/regulatory risk

AIB is subject to financial services laws, regulations, regulatory oversight, administrative actions and policies in each jurisdiction in which it operates, and failure to comply with any or all of these constitute a risk in the financial services industry. Laws, regulations, regulatory oversight, administrative actions and policies are subject to change, particularly in the current market environment, where there have been unprecedented levels of government intervention and changes to the regulations governing financial institutions.

Measures such as the Irish Government’s covered liabilities guarantee and recapitalisation strategy (refer to note 53) will assist AIB in meeting the economic and financial challenges it faces. Consequent measures such as the appointment of government approved non-Executive Directors to the AIB Group Board and increased regulatory reporting and oversight are fast becoming mandatory requirements in exchange for such support world-wide.

Increased regulatory and supervisory oversight could increase AIB’s capital requirements and certain costs, and potentially have some negative impact on its business in the short term, as well as on the nature and composition of its products and services. The nature and impact of future changes are not predictable and to some extent are beyond AIB’s control. For further information regarding regulations affecting AIB’s businesses see ‘Supervision and Regulation’ in this Risk Management section.

Litigation and regulatory investigations

AIB operates in a legal and regulatory environment that exposes it to potentially significant litigation and regulatory risks. Disputes and legal proceedings in which AIB may be involved are subject to many uncertainties, and their outcomes are often difficult to predict, particularly in the earlier stages of a case or investigation. Adverse regulatory action or adverse judgements in litigation could result in restrictions or limitations on AIB’s operations or result in a material adverse effect on AIB’s reputation or results of operations.

Operational risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. Operational losses can result from fraud, errors by employees, errors by third-party contractors, failure to document transactions properly or to obtain proper authorisation, failure to comply with regulatory requirements and conduct of business rules, equipment failures, natural disasters or the failure of external systems and controls, including those of AIB’s suppliers or counterparties. AIB has implemented risk controls and loss-mitigation actions, and substantial resources are devoted to developing efficient procedures and to staff training, however any weakness in these systems could have a negative impact on AIB’s results and its market reputation.

Risks resulting from geographical expansion

AIB, as part of its strategic growth plans, has sought opportunities for further incremental growth in Central and Eastern Europe. In 2008, it acquired interests in Latvia, Lithuania, Estonia and Bulgaria and may in the future acquire additional interests in this region. Although these investments have been very small to date, investments in developing Eastern European economies involve risks that are quite different to the risks that AIB faces in more traditional markets. Such risks result from significant political, legal and economic changes and liberalisation during the last two decades of transition from communist rule and a planned economy to independence and a market economy. As a result, businesses in which AIB chooses to invest in may still be in the process of adapting to the business standards and practices of the European Union, and the legislation and regulation with which such businesses must comply may remain largely untested in the courts. Should AIB fail to manage the legal, economic or political risks associated with investing in businesses in emerging markets, it could have a negative impact on AIB’s results of operations.

Relationship with M&T

The disposal of Allfirst in 2003 and the consequent acquisition of a 22.5 per cent shareholding in M&T (31 December 2008: 24.2%) changed the nature of AIB’s main operations in the United States from a wholly owned subsidiary to that of an investment in an associated undertaking, with a resulting reduction in control. Although AIB is represented on M&T’s board, it does not exercise a controlling influence on M&T’s operations, and therefore AIB is affected by lending and other activities undertaken by M&T in the United States with limited input on how M&T conducts such activities. Additionally, although AIB has only a minority shareholding in M&T, it continues to have responsibilities to regulators as a source of financial strength and support in respect of M&T. M&T may take action that is not in accordance with AIB’s policies and objectives. Should M&T act contrary to the interest of AIB it could have a material adverse effect upon its business and results of operations.

Contributions to pension schemes

AIB maintains a number of both defined benefit and defined contribution pension schemes for past and current employees. Pensions risk is the risk that the liabilities of AIB’s various defined benefit pension schemes, which are long term in nature, will exceed the schemes’ assets. The risk arises from the schemes because the value of the asset portfolios and returns from them may be less than expected increases in the estimated value of the schemes’ liabilities. In these circumstances, AIB could be obliged, or may choose, to make additional contributions to the schemes, and during recent periods, AIB has voluntarily made such contributions. Given the current economic and financial market difficulties and the prospects for them to continue over the near and medium term, AIB may be required or elect to make further contributions to the pension schemes and such contributions could be significant and have a negative impact on AIB’s results of operations.

Risk management—1. Risk factors

Reputational risk

Reputational risk, meaning the risk to earnings and capital from negative public opinion, is inherent in AIB’s business. Negative public opinion can result from the actual or perceived manner in which AIB conducts its business activities or from actual or perceived practices in the banking industry, such as money laundering or mis-selling of financial products. Negative public opinion may adversely affect AIB’s ability to keep and attract customers and, in particular, corporate and retail depositors. AIB cannot ensure that it will be successful in avoiding damage to its business from reputational risk.

Risk management—2. Framework

Risk taking is inherent in the provision of financial services and the Group assumes a variety of risks in undertaking its business activities. Risk is defined as any event that could: damage the core earnings capacity of the Group; increase earnings or cash-flow volatility; reduce capital; threaten business reputation or viability; and/or breach regulatory or legal obligations. AIB has adopted an Enterprise Risk Management approach to identifying, assessing and managing risks. The key elements of the Enterprise Risk Management framework are:

2.1 Risk philosophy;

2.2 Risk appetite;

2.3 Risk governance and risk management organisation;

2.4 Risk identification and assessment process;

2.5 Risk strategy; and

2.6 Stress and scenario testing.

These elements are discussed below.

2.1 Risk philosophy

The Board and senior management set the ‘tone at the top’. This establishes the culture, philosophy and behaviour of the Group towards risk and governance, and provides the basis for the engagement of risk governance processes at enterprise, divisional and functional levels. The Board has adopted a broad set of risk taking principles reflecting the Group’s risk philosophy and culture, and articulating the high-level standards against which risk taking decisions are made. The three key principles are:

•	AIB is in the business of taking risk in a controlled manner to enhance shareholder value.

•	All risks and related returns are owned by the relevant business units.

•	The risk governance functions perform independent oversight of the management of risk by the business units and provide assurance to the Board.

2.2 Risk appetite

The Group’s risk appetite framework seeks to encourage appropriate risk taking to ensure that risks are aligned to business strategy and objectives. The Group determines its risk appetite in a number of ways. Firstly, it considers its external stakeholders (including equity and debt holders, and relevant regulatory authorities) and their requirements, and expresses this in the form of a top-down risk appetite statement. This statement provides explicit Board guidance on risk appetite including, but not limited to, target capital levels, target debt ratings and thresholds on earnings volatility.

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

2.3 Risk governance and risk management organisation

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

While the Board has ultimate responsibility for all risk-taking activity within AIB, it has delegated some risk governance responsibilities to a number of committees or key officers. The diagram below summarises the Enterprise Committee structure of the Group.

The role of the Board and the Audit Committee is set out in the section on Corporate governance. The Group Executive Committee (“GEC”) is the senior executive committee of the Group. The GEC manages the strategic business risks of AIB and sets the business strategy of the enterprise within which the risk management function operates. The Risk Management Committee (“RMC”) is the highest executive forum for risk governance within the Group. It is responsible for identifying, analysing and monitoring risk exposures, adopting best practice policies and standards, and reviewing risk management activities at an enterprise level.

Risk management—2. Framework

2.3 Risk governance and risk management organisation (continued)

The RMC acts as the parent body of a number of other risk and control committees, namely the Group Credit Committee, the Credit Risk Measurement Committee, the Group Operational Risk Management Committee (‘Group ORMCo’), the Market Risk Committee and the Stress Testing Steering Group.

The Group Asset and Liability Management Committee (‘Group ALCo’) is responsible for all activities in AIB relating to capital planning and management, funding and liquidity management, structural asset and liability management and the Internal Capital Adequacy Assessment Process (“ICAAP”)—see Capital Management section.

The Group Disclosure Committee is responsible for ensuring the compliance of the Group’s external disclosures with legal and regulatory requirements, including relevant provisions of the Sarbanes Oxley Act.

The role of Risk Management and the Group Chief Risk Officer

The Group Chief Risk Officer (“Group CRO”) has independent oversight of the Group’s enterprise-wide risk management activities. The Group CRO is a member of the Group Executive Committee and reports to the Group Chief Executive, with a dotted line to the chairman of the Audit Committee. The Group CRO’s responsibilities include:

•	Developing and maintaining the Enterprise Risk Management framework;

•	Providing independent reporting to the Board on risk issues, including the risk appetite and risk profile of the Group;

•

Providing independent assurance to the Group Chief Executive and Board that material risks are identified and managed by line management and that the Group is in compliance with enterprise risk policies, processes and limits.

In addition to the enterprise-wide Risk function, each of the four operating divisions, and Operations and Technology have dedicated risk management functions, with divisional CROs reporting directly to the Group CRO.

The role of Finance and the Group Finance Director

Finance and the Group Finance Director have responsibility for all of the financial processes of the Group. These include financial and capital planning, management accounting, financial disclosures and balance sheet management. Risks embedded in these processes remain the responsibility of the Group Finance Director, as does responsibility for compliance with tax legislation as well as external financial and regulatory reporting requirements.

Regulatory Compliance

Regulatory Compliance is an enterprise-wide function which operates independently of the business. The function is responsible for identifying compliance obligations arising from ‘conduct of business’ (customer-facing) regulations in each of the Group’s operating markets. There are Regulatory Compliance teams in each division who work closely with management in assessing compliance risks and provide advice and guidance on addressing these risks. Risk-based monitoring of compliance by the business with regulatory obligations is undertaken. The outputs of this monitoring are independently reported by Regulatory Compliance to the Group Audit Committee.

The Regulatory Compliance function also promotes the embedding of an ethical framework within AIB’s businesses to ensure that the Group operates with honesty, fairness and integrity.

2.3 Risk governance and risk management organisation (continued)

Group Internal Audit

Group Internal Audit (“GIA”) is an independent evaluation and appraisal function reporting to the Board through the Audit

Committee.

GIA acts as the third line of defence in the Group’s risk governance organisation and provides assurance to the Audit Committee on the adequacy, effectiveness and sustainability of the governance, risk management and control processes throughout the Group, including the activities carried out by other control functions.The results of GIA audits are reported quarterly to the Audit Committee, which monitors both resolution of audit issues and progress in the delivery of the audit plan.

2.4 Risk identification and assessment process

Risk is identified and assessed in the Group through a combination of top-down and bottom-up risk assessment processes.Top-down processes focus on broad risk types and common risk drivers rather than specific individual risk events, and adopt a forward-looking view of perceived threats over the planning horizon.The key top-down risk assessment process is the Enterprise Risk Assessment, which is undertaken on a six monthly basis.This looks at the material risks facing the Group, as identified by divisional and functional risk review processes, overlaid with an analysis at Group level of emerging threats, industry trends and external incidents.

The Enterprise Risk Assessment is the most significant input into the Material Risk Assessment undertaken for the purpose of the Internal Capital Adequacy Assessment Process under Pillar 2 of the CRD.

Bottom-up risk assessment processes are more granular, focusing on risk events that have been identified through specific qualitative or quantitative measurement tools. A key qualitative tool is self-assessment, which is used in the assessment of operational and regulatory compliance risk. Quantitative tools include the use of internal grading models to estimate the Probability of Default (“PD”),‘Loss Given Default’ (“LGD”) and Exposure at Default (“EAD”) of credit exposures, and Value At Risk (“VaR”) in the context of the Group’s trading portfolios.

Top-down and bottom-up views of risk come together through a process of upward reporting of, and management response to, identified and emerging risks.This ensures that the Group’s view of risk remains sensitive to emerging trends and common themes.

2.5 Risk strategy

The Group’s risk strategy is informed by its risk appetite and the risk profile which emerges from the risk assessment process.To the extent that mismatches are identified between risk appetite and the actual risks being taken, action to address such gaps is undertaken. This may involve risk reduction or increased risk mitigation in cases where risk profile exceeds risk appetite, or a selective and gradual increase in risk taking where risk profile is significantly below risk appetite. Risk strategy is enhanced through the Group’s continued improvement of its risk measurement methodologies to support a more quantitative representation of its overall risk profile.

2.6 Stress and scenario testing

The Group uses stress testing and scenario analysis to supplement its risk assessment processes and to meet its regulatory requirements. The objective of stress testing and scenario analysis is to assess the Group's exposure to extreme, but plausible, events.The Stress Testing Steering Group is a senior committee tasked by the Risk Management Committee with the (i) approval of stress scenarios, (ii) oversight of the conduct of the analysis and (iii) review of, and decision making on foot of, the results. Regulatory requirements for banking supervision include specific stress tests under Pillars 1 and 2 of the CRD. Under Pillar 1, the Group applies a severe stress to its existing portfolios. Under Pillar 2, the Group stresses its Financial and Capital Plan. In addition, the Central Bank requests stress tests from time to time as part of its Financial Stability Assessment and Reporting.

Risk management—3. Individual risk types

This section provides details of the Group’s exposure to, and risk management of, the following individual risk types which have been identified through the Group’s risk assessment process:

3.1 Credit risk;

3.2 Market risk;*

3.3 Non-trading interest rate risk;*

3.4 Structural foreign exchange risk;*

3.5 Liquidity risk;*

3.6 Operational risk;

3.7 Regulatory Compliance risk; and

3.8 Pension risk.

3.1 Credit risk

Credit risk is defined as the risk that a customer or counterparty will be unable or unwilling to meet a commitment that it has entered into and that the Group is unable to recover the full amount that it is owed through the realisation of any security interests. The table below sets out the maximum exposure to credit risk that arises within the Group. The table below distinguishes between those assets that are carried in the balance sheet at amortised cost and those carried at fair value. The most significant credit risks arise from lending activities to customers and banks, trading portfolio, available for sale and held to maturity financial investments, derivatives and ‘off-balance sheet’ guarantees and commitments. The credit risks arising from balances at central banks, treasury bills and items in course of collection are deemed to be negligible based on their maturity and counterparty status.

Maximum exposure to credit risk*

	2008			2007
	Amortised cost(4) € m	Fair value(5) € m	Total € m	Amortised cost € m	Fair value € m	Total € m

Balances at central banks(1)	1,565	—	1,565	380	—	380
Items in course of collection	272	—	272	383	—	383
Trading portfolio financial assets(2)	—	368	368	—	8,122	8,122
Derivative financial instruments	—	7,328	7,328	—	4,557	4,557
Loans and receivables to banks	6,266	—	6,266	9,465	—	9,465
Loans and receivables to customers	129,489	—	129,489	127,603	—	127,603
Financial investments available for sale(3)	—	28,737	28,737	—	20,658	20,658
Financial investments held to maturity	1,499	—	1,499	—	—	—
Included elsewhere:
Sale of debt securities awaiting settlement	—	103	103	—	45	45
Trade receivables	—	143	143	—	147	147
Accrued interest	968	—	968	1,023	—	1,023

	140,059	36,679	176,738	138,854	33,529	172,383
Financial guarantees	8,190	—	8,190	7,021	—	7,021
Loan commitments and other credit related commitments	20,249	—	20,249	23,715	—	23,715
	28,439	—	28,439	30,736	—	30,736

Maximum exposure to credit risk	168,498	36,679	205,177	169,590	33,529	203,119

(1)	Included within Cash and balances at central banks of € 2,466m (2007: € 1,264m).
(2)	Excluding equity shares of € 33m (2007: € 134m).
(3)	Excluding equity shares of € 287m (2007: € 326m).
(4)	All amortised cost items are ‘loans and receivables’ or ‘financial investments held to maturity’ per IAS 39 definitions.
(5)	All items measured at fair value except ‘financial investments available for sale’ are classified as ‘fair value through profit or loss’.
*	Forms an integral part of the audited financial statements

3.1 Credit risk (continued)

Credit risk on derivatives*

The credit risk on derivative contracts is the risk that the Group’s counterparty in the contract defaults prior to maturity at a time when AIB has a claim on the counterparty under the contract.AIB would then have to replace the contract at the current market rate, which may result in a loss. Derivatives are used by AIB to meet customer needs, to reduce interest rate risk, currency risk and in some cases, credit risk, and also for proprietary trading purposes. Risks associated with derivatives are managed from a credit, market and operational perspective.The credit exposure is treated in the same way as other types of credit exposure and is included in customer limits.The total credit exposure consists partly of current replacement cost and partly of potential future exposure.The potential future exposure is an estimation, which reflects possible changes in market values during the remaining life of the individual contract.The Group uses a simulation tool to estimate possible changes in future market values and computes the credit exposure to a high level of statistical significance.

Country risk*

Credit risk is also influenced by country risk, where country risk is defined as the risk that circumstances arise in which customers and other counterparties within a given country may be unable or precluded from fulfiling their obligations to the Group due to economic or political circumstances.

Country risk is managed by setting appropriate maximum risk limits to reflect each country’s overall credit worthiness.These are informed by independent credit information from international sources and supported by periodic visits to relevant countries. Risks and limits are monitored on an ongoing basis.

Settlement risk*

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

Credit concentration risk*

Credit concentration risk arises where any single exposure or group of exposures, based on common risk characteristics, has the potential to produce losses large enough relative to the Group’s capital, total assets, earnings or overall risk level to threaten its health or ability to maintain its core operations.

Risk identification and assessment *

Credit risk is identified, assessed and measured through the use of credit rating and scoring tools for each borrower or transaction.The methodology used produces a quantitative estimate of PD for the borrower. This assessment is carried out at the level of the individual borrower or transaction and at sub-portfolio, portfolio, business unit and/or divisional level where relevant.

In the retail consumer and small and medium sized entity (“SME”) book, which is characterised by a large number of customers with small individual exposures, risk assessment is largely informed through statistically-based scoring techniques. Both application scoring for new customers and behavioural scoring for existing customers are used to assess and measure risk as well as to facilitate the management of these portfolios. In the commercial, corporate and interbank books, the rating systems utilise a combination of objective information, essentially financial data, and subjective assessments of non-financial risk factors such as management quality and competitive position.The combination of expert lender judgement and statistical methodologies varies according to the size and nature of the portfolio together with the availability of relevant default experience.

The ratings influence the management of individual loans. Special attention is paid to lower quality rated loans and, when appropriate, loans are transferred to special units to help avoid default or, when in default, to minimise loss.

Credit concentration risk is identified and assessed at single name counterparty level and at portfolio level.The Board approved Group Large Exposure Policy (“GLEP”) sets the maximum limit by grade for exposures to individual counterparties or group of connected counterparties. Portfolio concentrations are identified and monitored by exposure and grade using internal sector codes.

*	Forms an integral part of the audited financial statements

Risk management—3. Individual risk types

3.1 Credit risk (continued)

Such measures facilitate the measurement of concentrations by balance sheet size and risk profile relative to other portfolios within the Group and in turn facilitate appropriate management action discussion and decision making.

Role of stress and scenario analysis in the assessment of credit risk*

The Group conducts periodic stress tests on specific portfolios to assess the impact of credit concentrations and to assist the identification of any additional concentration in its loan books. These tests are carried out as required by senior management. Additional stress tests are carried out to assist capital planning under the CRD. Stress tests undertaken on the Group’s credit portfolios form a significant part of the Group’s Pillar 1 and Pillar 2 stress tests as described in Section 2.6.

Risk management and mitigation*

A framework of delegated authorities underscore the Group's management of credit risk. Credit grading, scoring and monitoring systems facilitate the early identification and management of any deterioration in loan quality. The credit management system is underpinned by an independent system of credit review.

Delegated authority is a key credit risk management tool. The Board determines the credit authority for the Group Credit Committee (“GCC”) and divisional Credit Committees, together with the authorities of the Group Chief Executive and the Group Chief Credit Officer. The GCC considers and approves credit exposures which are in excess of divisional credit authorities. Delegated authorities below these levels have been clearly defined and are explicitly linked to levels of seniority within the Group.

Key credit policies are approved by the Board. Divisional management approves divisional credit policy within the parameters of relevant Group level policies. The divisional risk management function is an integral part of the approval process of divisional policies. Material divisional policies are referred to the Risk Management Committee and/or to the Board, where relevant, for approval.

The GLEP sets out a framework for the management of single-name credit concentrations. Any exceptions to limits are highlighted and reported to the RMC.

Levels of concentrations by geography, sector and product are effectively set through the divisional and Group planning process.

Credit risk mitigation*

The most significant and widely used credit risk mitigation tool available to the Group, particularly around underwriting and credit review, is its own robust internal credit risk control framework. In terms of individual exposures, while the perceived strength of the borrower’s repayment capacity is the primary factor in granting the loan, security in the form of collateral or guarantees is required as a secondary source of repayment in the event of the borrower’s default. Very occasionally, credit derivatives are purchased to hedge credit risk. Current levels are minimal and their use is subject to the normal credit approval process.

In the case of large exposures, it is sometimes necessary to reduce initial deal size through appropriate sell-down and syndication strategies. There are established guidelines in place relating to the execution of such strategies.

Provisioning for impairment*

The identification of loans for assessment as impaired is driven by the Group’s rating systems. The Group provides for impairment in a prompt and consistent way across the credit portfolios. The rating models provide a systematic discipline in the identification of loans as impaired and in triggering a need for provisioning on a timely basis.

Loans are identified for assessment as impaired if they are past due for typically ninety days or more or exhibit, through lender assessment, an inability to meet their obligations to the Group.

Within its provisioning methodology, the Group uses two types of provisions: a) Specific; and b) Incurred but not reported (“IBNR”) – i.e. collective provisions for earning loans. Specific provisions arise when the recovery of a specific loan or group of loans is significantly in doubt. The amount of the specific provision will reflect the financial position of the borrower and the net realisable value of any security held for the loan or group of loans. In practice, the specific provision is the difference between the present value of expected future cash flows for the impaired loan(s) and the carrying value. IBNR provisions are maintained to cover loans which are impaired at the balance sheet date, and while not specifically identified, are known from experience to be present in any portfolio of loans. IBNR impairment provisions can only be raised for incurred losses and are not allowed for losses that are expected to happen as a result of likely future events. IBNR provisions are determined by reference to previous loss experience in loan portfolios and to the credit environment at balance sheet date. Whilst provisioning is an ongoing process, all divisions formally review provision adequacy on a quarterly basis and determine the overall provision requirement. These provisions are, in turn, reviewed and approved on a quarterly basis at Group level.

*	Forms an integral part of the audited financial statements

3.1 Credit risk (continued)

Risk monitoring and reporting*

Credit managers receive sufficient account and customer information on a daily basis to pro-actively manage the Group’s credit risk exposures at transaction and relationship level.

Credit risk at a portfolio level is monitored regularly and reported on a monthly basis, to senior management and the Board. Monthly reporting typically includes but is not limited to, information on advances, concentrations, provisions and grade profiles and trends. A more detailed credit review is prepared for the Board on a quarterly basis.

Single name counterparty concentrations are monitored at transaction level. Large exposures are reported monthly to senior management and quarterly to the Board. Portfolio concentrations are monitored and reported monthly at divisional and Group level. More detailed reports are prepared quarterly at Group level, which outline trends by exposure and grade for key concentrations.

In addition to the regular suite of reports, the Board also receives periodic ad hoc reports on specific aspects of credit risk.

Credit performance measurement framework*

The Group continues to refine its methodology for measuring the risk adjusted profitability of its credit business. Economic Value Added (“EVA”) is one of the primary measures of performance. EVA represents the value added having deducted all costs, including expected loss and a charge for the economic capital required to support the facility. The most important inputs into the determination of the expected loss and the economic capital are the PD, the LGD and the EAD. The grades produced by the rating models are translated into a PD, which is a key parameter when measuring risk. LGD is measured taking into account, inter alia, the security held by the Group. EAD for many products is equal to the outstanding exposure but for some products, such as credit lines and derivative contracts, the EAD may be higher than the outstanding exposure.

*	Forms an integral part of the audited financial statements

Risk management—3. Individual risk types

3.1 Credit risk (continued)

Further information on credit risk

Further information on credit risk can be found in the notes to the financial statements.

•	Derivative financial instruments (note 24).

•	Loans and receivables to banks (note 25).

•	Loans and receivables to customers (note 26).

•	Provisions for impairment of loans and receivables (note 27).

•	Amounts receivable under finance leases and hire purchase contracts (note 28).

•	Financial investments available for sale (note 29).

•	Financial investments held to maturity (note 30).

•	Credit ratings (note 31).

•	Provisions for liabilities and commitments and other provisions (note 46).

•	Memorandum items: contingent liabilities and commitments (note 52).

•	Additional parent company information on risk (note 68).

Loan portfolio

AIB Group’s loan portfolio comprises loans (including overdrafts) and installment credit and finance lease receivables.

The overdraft provides a demand credit facility combined with a current account. Borrowings occur when the customer’s drawings take the current account into debit. The balance may therefore fluctuate with the requirements of the customer. Although overdrafts are contractually repayable on demand (unless a fixed term has been agreed), provided the account is deemed to be satisfactory, full repayment is not generally demanded without notice.

The credit portfolio is diversified within each of its geographic markets (Ireland, United Kingdom, United States of America, Poland, Europe) by spread of locations, industry classification and individual customer.

Other than construction and property in Ireland (25.2%) and residential mortgages in Ireland (20.0%), as at 31 December 2008 no one industry, or loan category, in any geographic market accounts for more than 10% of AIB Group’s total loan portfolio.

The construction and property loans are diversified by sub-sector, loan type, location and borrower. This portfolio includes loans for property investment which is comprised of loans for investment in commercial, retail, office and residential property (the majority of these loans are underpinned by lessee cashflow as well as collateral of the investment property), residential development and commercial development. A small percentage comprises loans to the contracting sub-sector.

3.1 Credit risk (continued)

The following table shows AIB Group’s total loan portfolio by geography and category of loan at 31 December 2008, 2007, 2006, 2005 and 2004.

	2008 IFRS € m	2007 IFRS € m	2006 IFRS € m	2005 IFRS € m	2004 IR GAAP € m
IRELAND
Agriculture	2,217	1,956	1,647	1,646	1,599
Energy	992	923	670	733	407
Manufacturing	3,801	3,212	2,835	2,585	2,270
Construction and property	33,290	29,973	22,605	14,863	10,059
Distribution	9,364	8,704	8,254	6,589	4,899
Transport	1,016	1,150	790	711	548
Financial	1,549	1,472	774	938	404
Services	5,422	5,393	4,355	3,301	2,987
Personal - Residential mortgages	26,546	24,507	21,420	17,054	13,236
- Overdraft/installment	7,357	7,862	6,930	5,501	4,322
Lease financing	1,107	1,148	1,107	1,099	1,276
Guaranteed by Irish Government	1	6	4	2	—

	92,662	86,306	71,391	55,022	42,007

UNITED KINGDOM
Agriculture	149	160	163	163	181
Energy	372	344	453	216	232
Manufacturing	1,348	1,415	1,378	1,366	1,313
Construction and property	10,312	13,506	10,491	8,819	5,769
Distribution	2,615	3,004	3,017	2,751	2,377
Transport	647	628	668	489	345
Financial	826	1,223	1,170	1,063	936
Services	5,356	5,655	5,500	4,465	3,166
Personal - Residential mortgages	3,629	4,554	4,540	3,802	3,090
- Overdraft/installment	757	1,394	1,410	1,273	1,112
Lease financing	61	115	94	98	24

	26,072	31,998	28,884	24,505	18,545

UNITED STATES OF AMERICA
Agriculture	6	4	—	—	—
Energy	614	457	269	316	121
Manufacturing	260	213	175	200	124
Construction and property	1,090	565	629	620	191
Distribution	209	119	99	103	96
Transport	76	24	20	12	13
Financial	146	330	469	439	123
Services	977	872	795	810	726
Personal - Overdraft/installment	—	—	—	—	3

	3,378	2,584	2,456	2,500	1,397

POLAND
Agriculture	165	183	167	147	148
Energy	76	77	160	202	236
Manufacturing	1,145	999	756	723	764
Construction and property	2,760	1,857	1,105	531	365
Distribution	790	675	516	462	516
Transport	100	91	103	67	81
Financial	237	117	67	77	91
Services	461	416	335	384	281
Personal - Residential mortgages	1,352	1,040	684	540	477
- Overdraft/installment	857	643	412	316	231
Lease financing	745	737	460	418	341

	8,688	6,835	4,765	3,867	3,531

REST OF THE WORLD	1,363	993	652	293	119

Total loans to customers	132,163	128,716	108,148	86,187	65,599
Unearned income	(382)	(371)	(328)	(281)	(129)
Provisions for impairment	(2,292)	(742)	(705)	(674)	(658)

Total loans and receivables to customers	129,489	127,603	107,115	85,232	64,812

Risk management—3. Individual risk types

3.1 Credit risk (continued)

The following table shows the percentages of total loans by geography and category of loan at 31 December 2008, 2007, 2006, 2005 and 2004.

	2008 IFRS %	2007 IFRS %	2006 IFRS %	2005 IFRS %	2004 IR GAAP %
IRELAND
Agriculture	1.7	1.5	1.5	1.9	2.4
Energy	0.7	0.7	0.6	0.9	0.6
Manufacturing	2.9	2.5	2.7	3.0	3.5
Construction and property	25.2	23.3	20.9	17.3	15.3
Distribution	7.1	6.8	7.6	7.6	7.5
Transport	0.8	0.9	0.7	0.8	0.8
Financial	1.1	1.1	0.7	1.1	0.6
Services	4.1	4.2	4.0	3.8	4.6
Personal - Residential mortgages	20.1	19.0	19.8	19.8	20.2
- Overdraft/installment	5.6	6.1	6.5	6.4	6.6
Lease financing	0.8	0.9	1.0	1.3	1.9

	70.1	67.0	66.0	63.9	64.0

UNITED KINGDOM
Agriculture	0.1	0.1	0.2	0.2	0.3
Energy	0.3	0.3	0.4	0.2	0.4
Manufacturing	1.0	1.1	1.2	1.6	2.0
Construction and property	7.8	10.5	9.8	10.2	8.8
Distribution	2.0	2.3	2.8	3.2	3.7
Transport	0.5	0.5	0.6	0.6	0.5
Financial	0.6	1.0	1.1	1.2	1.4
Services	4.0	4.4	5.0	5.2	4.8
Personal - Residential mortgages	2.7	3.5	4.2	4.4	4.7
- Overdraft/installment	0.6	1.1	1.3	1.5	1.7
Lease Financing	0.1	0.1	0.1	0.1	—

	19.7	24.9	26.7	28.4	28.3

UNITED STATES OF AMERICA
Energy	0.5	0.3	0.2	0.4	0.2
Manufacturing	0.2	0.2	0.2	0.2	0.2
Construction and property	0.8	0.4	0.7	0.7	0.3
Distribution	0.2	0.1	0.1	0.1	0.1
Transport	0.1	—	—	—	—
Financial	0.1	0.3	0.4	0.5	0.2
Services	0.7	0.7	0.7	1.0	1.1

	2.6	2.0	2.3	2.9	2.1

POLAND
Agriculture	0.1	0.1	0.2	0.2	0.2
Energy	0.1	0.1	0.1	0.2	0.4
Manufacturing	0.9	0.8	0.7	0.8	1.2
Construction and property	2.1	1.4	1.1	0.6	0.6
Distribution	0.6	0.5	0.4	0.5	0.8
Transport	0.1	0.1	0.1	0.1	0.1
Financial	0.2	0.1	0.1	0.1	0.1
Services	0.3	0.3	0.3	0.5	0.4
Personal - Residential mortgages	1.0	0.8	0.6	0.6	0.7
- Overdraft/installment	0.6	0.5	0.4	0.4	0.4
Lease financing	0.6	0.6	0.4	0.5	0.5

	6.6	5.3	4.4	4.5	5.4

REST OF THE WORLD	1.0	0.8	0.6	0.3	0.2

Total loans to customers	100.0	100.0	100.0	100.0	100.0

3.1 Credit risk (continued)

Analysis of loans to customers by maturity and interest rate sensitivity

The following table analyses loans to customers by maturity and interest rate sensitivity. Overdrafts, which in the aggregate represent approximately 3% of the portfolio, are classified as repayable within one year. Approximately 9% of AIB Group’s loan portfolio is provided on a fixed rate basis. Fixed rate loans are defined as those loans for which the interest rate is fixed for the full term of the loan. The interest rate risk exposure is managed by Global Treasury within agreed policy parameters.

	31 December 2008
	Within 1 year € m	After 1 year but within 5 years € m	After 5 years € m	Total € m
Ireland	36,457	23,457	32,748	92,662
United Kingdom	8,030	7,587	10,455	26,072
United States of America	810	2,151	417	3,378
Poland	2,915	3,476	2,297	8,688
Rest of the World	62	701	600	1,363

Total loans by maturity	48,274	37,372	46,517	132,163

		Fixed rate € m	Variable rate € m	Total € m
Ireland		8,245	84,417	92,662
United Kingdom		2,025	24,047	26,072
United States of America		430	2,948	3,378
Poland		1,022	7,666	8,688
Rest of the World		8	1,355	1,363

		11,730	120,433	132,163

Provisions for impairment

Under IAS 39, there are two types of provisions, (a) Specific and (b) Incurred but not reported (“IBNR”), i.e. collective provisions for earning loans.

A provision for impairment is taken as a charge to income and added to the provisions for impairment to bring the provision to an appropriate level having regard to both specific and general factors. Any subsequent charge off (write-off) is charged against the provision account.

Specific provisions

A specific provision is made against problem loans when, in the judgement of management, the estimated repayment realisable from the obligor, including the value of any security available, is likely to fall short of the amount of principal and interest outstanding on the obligor’s loan or overdraft account. The amount of the specific provision made in AIB Group’s consolidated financial statements is intended to cover the difference between the balance outstanding on impaired loans and estimated recoveries (i.e. the present value of future cash flows).

When raising specific provisions, AIB divides its impaired portfolio into two categories namely, individually significant and individually insignificant.

Individually significant impairment

Each division sets a threshold above which cases are assessed on an individual basis. For those credits identified as being impaired, the individual impairment provision is calculated by discounting the expected future cash flows at the exposure’s effective interest rate and comparing the result (the estimated recoverable amount) to the carrying amount of the loan to determine the level of provision required. The key inputs to the discounted cash flow models are the estimated amount and timing of cash flows (to include scheduled repayments, interest payments or payments due from realisation of security) and the exposure’s effective interest rate.

Security value, particularly real estate, is one of the key drivers in the calculation of the level of impairment provisions. When assessing cash flows arising from the realisation of security, the Group takes into account the market value of the security, the circumstances in which it is being realised (i.e. forced or agreed sale) and the cost to realise. The estimated timing of receipt of funds must take into account the circumstances of the particular case. While book values and professional valuations may be used as a support, Risk and Credit bring their sectoral experience and judgement to bear on the valuation.

Risk management—3. Individual risk types

3.1 Credit risk (continued)

Individually insignificant impairment

The calculation of an impairment charge for credits below the ‘significant’ threshold is undertaken on a collective basis. Loans are grouped together in homogeneous pools sharing common characteristics and impairment is calculated by reference to the loss history experience for the asset pool (i.e. amount and timing of cash flows/loss given default).

While a uniform approach is adopted throughout the Group, depending upon the range/depth of customer and portfolio information available, the methodologies used in establishing the level of impairment may vary within the divisions. The nature of the asset pools may also differ within divisions.

When a loan has been subjected to a specific provision and the prospects for recovery do not improve, a point will come when it may be concluded that there is no realistic prospect of recovery. When that point is reached, the amount of the loan which is considered to be beyond prospect of recovery is charged off. The management process for the identification of loans requiring provision is underpinned by independent tiers of review. Credit quality and impairment provisioning are independently monitored by credit and risk management on a regular basis. A group wide system for rating advances according to agreed credit criteria exists with an important objective being the timely identification of vulnerable loans so that remedial action can be taken at the earliest opportunity. The rating of an exposure is fundamental to the determination of provisioning in AIB Group; it triggers the process which results in the creation of a specific provision on individual loans where there is doubt on recoverability.

Collective impairment for performing book (Incurred but not reported loss)

IBNR provisions are maintained to cover loans which are impaired at balance sheet date and, while not specifically identified, are known from experience to be present in any portfolio of loans. IBNR provisions can only be recognised for incurred losses and are not permitted for losses that are expected to happen as a result of likely future events. IBNR provisions are determined by reference to loss experience in the portfolios and to the credit environment at balance sheet date.

IBNR provisions are maintained at levels that are deemed appropriate by management having considered: credit grading profiles and grading movements; historic loan loss rates; changes in credit management procedures, processes and policies; levels of credit management skills; local and international economic climates; and portfolio sector profiles/industry conditions.

The approach used for the collective evaluation of impairment is to split the performing financial assets into homogeneous pools on the basis of similar risk characteristics. The asset pools are multiplied by the ‘average annual loss rate’ for that pool, suitably adjusted where appropriate for any factors currently affecting the portfolio that may not have been a feature in the past or vice versa. The resultant amount is then adjusted to reflect the emergence period, i.e. the time it takes following a loss event for an individual loan to be recognised as impaired requiring a specific provision.

The emergence period is key in determining the level of collective provisions. Emergence periods for each divisional portfolio are determined by taking into account current credit management practices, historical evidence of assets moving from ‘good’ to ‘bad’ as a result of a ‘loss event’ and will include actual case studies. The maximum emergence period applied in AIB is 12 months.

3.1 Credit risk (continued)

	Movements in provisions for impairment of loans and receivables 31 December
	2008 IFRS € m	2007 IFRS € m	2006 IFRS € m	2005 IFRS € m	2004 IR GAAP € m
Total provisions at beginning of period	744	707	676	760	664
IFRS transition adjustment	—	—	—	(146)	—
Transfer to provisions for contingent liabilities and commitments	—	—	—	—	(15)
Currency translation and other adjustments	(117)	(8)	(1)	16	25
Recoveries of provisions previously charged off	11	13	10	3	21
Amounts charged off
Ireland	(68)	(37)	(45)	(43)	(66)
United Kingdom	(78)	(13)	(14)	(13)	(28)
United States of America	(1)	—	—	(2)	—
Poland	(19)	(24)	(37)	(14)	(57)

	(166)	(74)	(96)	(72)	(151)
Net provision movement(1)
Ireland	1,348	111	73	45	68
United Kingdom	363	(1)	42	54	40
United States of America	12	—	(1)	2	(1)
Poland	101	9	16	15	30
Rest of the World	9	—	(2)	2	—

	1,833	119	128	118	137
Recoveries of provisions previously charged off(1)
Ireland	(7)	(4)	(3)	(2)	(18)
United Kingdom	(1)	(2)	(1)	(1)	(3)
United States of America	—	—	—	—	—
Poland	(3)	(7)	(6)	—	—

	(11)	(13)	(10)	(3)	(21)

Total provisions at end of period	2,294	744	707	676	660

Provisions at end of period
Specific	1,148	526	518	514	383

IBNR/General	1,146	218	189	162	277

Total	2,294	744	707	676	660

Amounts include:
Loans and advances to banks	2	2	2	2	2
Loans and advances to customers	2,292	742	705	674	658

	2,294	744	707	676	660

(1)	The aggregate of these sets of figures represents the total provisions for impairment charged to income.

Commentary on the movements is detailed on pages 78 and 79 (provision for impairment), page 81 (net loans charged-off) and page 86 (impaired loans).

Risk management—3. Individual risk types

3.1 Credit risk (continued)

Provisions for impairment of loans and receivables

The following table reconciles the total provisions for impairment charged to income as shown in (A), the table on page 77 relating to ‘Movements in provisions for impairment of loans and receivables’, with that shown in (B), AIB Group’s ‘Consolidated statement of income’.

	Years ended 31 December
	2008 IFRS € m	2007 IFRS € m	2006 IFRS € m	2005 IFRS € m	2004 IR GAAP € m
(A)
Net provision movement	1,833	119	128	118	137
Recoveries of loans previously charged off	(11)	(13)	(10)	(3)	(21)

Total charged to income	1,822	106	118	115	116

(B)
Provisions for impairment	1,822	106	118	115	116

The following table sets out the provisions charged to income and net loans charged off as a percentage of average loans for the years ended 31 December 2008, 2007, 2006, 2005 and 2004.
	Years ended 31 December
	2008 IFRS %	2007 IFRS %	2006 IFRS %	2005 IFRS %	2004 IR GAAP %
Total provisions charged to income	1.37	0.09	0.12	0.15	0.20

Net loans charged off	0.12	0.05	0.09	0.09	0.22

Commentary on provision for impairment in 2008

The provision for impairment of loans and receivables of € 1,822 million (1.37% of average loans) for the year ended 31 December 2008 was € 1,716 million higher than in 2007 (€ 106 million, 0.09% of average loans) and reflects the very significant deterioration in the credit markets in which AIB operates. The severe downturn in the construction and property sector impacted particularly in both AIB Bank ROI and AIB Bank UK where construction and property sector loans accounted for 81% and 62% respectively of the provision charge.

The 2008 provision included € 848 million in specific provisions (€ 73 million in 2007) and € 974 million in IBNR compared with € 33 million in 2007. The increase in specific provisions relates largely to the considerable increase in levels of impaired loans in the construction and property portfolios particularly in AIB Bank ROI and AIB Bank UK and to a lesser extent in Poland. Property loans now account for 55% of Group impaired loans compared with 25% at December 2007. The increase in IBNR provisions acknowledges the heightened level of incurred loss in the performing book with 83% of the IBNR charge relating to the property portfolios across the Group.

Ireland

The provision for impairment increased by € 1,234 million since 31 December 2007 to € 1,341 million. The increase largely relates to AIB Bank ROI division where provisions increased by € 1,187 million with construction and property sector related loans accounting for 81% of the charge in the year. There was also a significant increase in the charge relating to the Finance & Leasing operation in AIB Bank ROI up to € 84 million from € 17 million in December 2007 with the plant and transport financing sub-sectors being impacted by the fall off in activity in the construction sector. The provisions in Capital Markets division also increased by € 47 million, primarily relating to a number of cases in the manufacturing, and property sectors.

United Kingdom

The provision for impairment was € 352 million at 31 December 2008 an increase of € 365 million. The provision in AIB Bank UK increased by € 238 million in the year influenced by a weakening property market in both Northern Ireland and Britain with 62% of the charge relating to this sector. There was a significant increase of € 127 million in provisions in Capital Markets division primarily in the property and distribution sectors offset by a recovery of provision in the manufacturing sector.

Poland

In 2008 the provision was € 98 million, an increase of € 96 million on the 2007 charge, largely due to an increase in specific provisions which were € 52 million compared to a net recovery in 2007 of € 9 million. This increase is due to increased provisions

3.1 Credit risk (continued)

for impaired loans in the property, residential mortgage and personal sectors and is also influenced by a reduction in the level of recoveries of provisions which had previously been charged-off. The IBNR provision at € 46 million in 2008 compared with € 11 million in 2007 and the increase related largely to the construction and property portfolio due to recent deterioration in the property market in Poland.

United States

The provision at 31 December 2008 was € 12 million (2007: Nil) due to the downgrade to impaired status of a number of loans in Capital Markets in the energy, manufacturing and property sectors.

Rest of World

The provision was € 9 million for the year ended 31 December 2008.

Commentary on provision for impairment in 2007

The provision for impairment of € 106 million (0.09% of average advances) for the year ended 31 December 2007 was € 12 million lower than in 2006 (€ 118 million, 0.12% of average advances), a trend that is expected to change in 2008. The provision reflected the continuation of the benign credit environment for the majority of 2007 in the markets where we operate and was also influenced by a very high level of recoveries particularly in our Capital Markets, UK and Poland divisions. The 2007 provision included € 73 million of specific provisions (€ 92 million in 2006) and € 33 million of IBNR (incurred but not reported), provisions (€ 26 million in 2006). The increase in IBNR was influenced by the growth in advances of € 24 billion (23%) in 2007 when currency factors are excluded, or an increase of € 21 billion (19%) including the impact of currency, and by the inclusion of € 8 million in the Republic of Ireland division to cover the potential downgrade to impaired of a number of retail accounts with small balances which are 90 plus days past due.

Ireland

Provision for impairment increased by € 37 million to € 107 million in the year to 31 December 2007 (2006: € 70 million). The increase was impacted by higher charges in the lease financing portfolio of € 9 million as well as two large provisions totalling € 13 million relating to specific cases in the construction and property and services sectors, and by the inclusion of € 8 million IBNR provision on a number of retail 90 plus days past due accounts.

United Kingdom

Provisions for impairment decreased in the year by € 44 million driven by a low level of gross new provisions of € 50 million spread across a number of sectors (construction and property, manufacturing, distribution & personal), offset by strong recoveries of € 53 million, with Capital Markets division accounting for recoveries of € 32 million and UK division of € 21 million.

Poland

In 2007 the provision for impairment at € 2 million was € 8 million lower than in 2006 (2006: € 10 million) and reflects a very low level of new provisions, against a background of a growth in advances of 35.5%, and a significant level of recoveries of provisions previously charged-off of € 7 million.

United States

The provision for impairment at 31 December 2007 was zero compared with a net recovery of provisions of € 1 million in 2006.

Rest of World

The provision for impairment at 31 December 2007 was zero compared with a net recovery of € 2 million in December 2006 which was as a result of the sale of an asset in Capital Markets Europe.

Risk management—3. Individual risk types

3.1 Credit risk (continued)

The following table presents additional information with respect to the provision for impairment for the years ended 31 December, 2008, 2007, 2006, 2005 and 2004.

	Years ended 31 December
	2008 IFRS %	2007 IFRS %	2006 IFRS %	2005 IFRS %	2004 IR GAAP %
Provision as a percentage of total loans, less unearned income, at end of period
Specific provisions	0.87	0.41	0.48	0.59	0.58
IBNR provisions	0.87	0.17	0.18	0.19	0.42

	1.74	0.58	0.66	0.78	1.00

When considering the adequacy of the provisions for impairment, the Group looks at the key judgements and estimates in terms of a) Specific provision and b) IBNR provision.

Specific provisions are created to cover impaired loans in the portfolio using the methodologies as outlined on pages 75-76. Specific provisions for larger loans (individually significant) have been raised by reference to the individual characteristics of each credit including an assessment of the value of collateral held. Some key principles have been applied, particularly in respect of property collateral held by the Group. In the absence of a liquid market for property related assets the Group has used a number of methods to assist in reaching appropriate valuations for its collateral. These include: consultations with valuers; use of professional valuations; use of residual value methodologies; and the application of local market knowledge in respect of the property and its location. In assessing the amount and timing of cash flows, the Group has applied discounts to previously recorded collateral values. The range and scale of discounts applied is wide, influenced by the many different characteristics of the collateral. However the discounts applied to collateral values in its main markets are typically in the range of 20% to 50% with some property assets receiving greater discounts. Another factor influencing the level of specific impairment is the estimate of time it will take to realise collateral. For property collateral the timing of realisation of cash flows applied is typically greater than two years and can be up to five years. These estimates are frequently reassessed on a case by case basis.

The IBNR provision is established to cover impaired loans while not yet specifically identified are known to be present in any portfolio and the level is based on the grade profile, historic loss rates adjusted by management where appropriate and taking into account the current economic environment. In assessing the appropriate level of IBNR the historic loss rates in the Group’s portfolios were deemed not to be representative of the incurred loss in the performing loan book and accordingly were adjusted to reflect the significant changes in the risk profile of its portfolios at balance sheet date. The principal adjustments arose in respect of the Group’s property portfolios and were influenced by the significant increase in property criticised loans of € 6.0 billion to € 8.3 billion in the year ended 31 December 2008.

The increase in provisions from 0.58% to 1.74% of loans reflects increases across all divisions in both specific and IBNR in the period. Specific provisions are allocated to individual impaired loans (which increased from € 1,049 million in 2007 to € 2,991 million at December 2008) and specific provisions as a percentage of loans increased from 0.41% to 0.87% (see page 83 for geographic split by sector).

The IBNR provision as a percentage of loans increased from 0.17% of loans to 0.87% at December 2008 reflecting in particular the severe deterioration in the construction and property sector across most divisions and acknowledges the heightened level of incurred loss in the performing book.

3.1 Credit risk (continued)

Net loans charged-off 2008

Group net loans charged-off at 0.12% (€ 155 million) of average loans for the year to December 2008 compared with 0.05% or € 61 million for 2007.

Ireland – net loans charged-off of € 61 million were € 28 million higher than the same period to December 2007. The charge-offs in 2008 related predominantly to the construction and property sector whereas in 2007 the personal sector accounted for approximately 42% with the rest spread over other sectors.

United Kingdom – net loans charged-off of € 78 million were € 67 million higher than in 2007 reflecting an increased level of charge-offs in both AIB Bank UK and Capital Markets division mainly relating to loans in the manufacturing, construction and property and distribution sectors.

Poland – net loans charged-off at € 16 million were € 1 million lower than in 2007 reflecting a lower level of gross charge-offs and also a lower level of recoveries of loans previously charged-off at € 2 million compared with € 7 million in 2007 in Poland division.

United States – net loans charged-off were € 1 million in the year.

Net loans charged-off 2007

Group net loans charged-off at 0.05% (€ 61 million) of average advances for the year to December 2007 compared with 0.09% or € 86 million for 2006. The trend in provisions charged to income and net loans charged off, reflected strong credit quality and a continuation of a low point in the bad debt cycle across the markets in which we operate.

Ireland—net loans charged-off of € 33 million were € 10 million lower than in 2006 and reflected a significantly lower level of net-charge-offs in ROI division.

United Kingdom—net loans charged-off of € 11 million were € 2 million lower than 2006 reflecting a lower level of gross charge-offs as well as higher gross recoveries, mainly in Capital Markets division.

Poland—net loans charged-off at € 17 million in 2007 compare with € 30 million in 2006 reflecting much lower levels of gross charge-offs at € 24 million compared with € 36 million at 2006 and a steady level of recoveries of loans previously charged off of € 7 million compared with € 6 million in 2006.

Risk management—3. Individual risk types

3.1 Credit risk (continued)

The following table presents an analysis of AIB Group’s loans charged off and recoveries of previously charged off loans for the years ended 31 December, 2008, 2007, 2006, 2005 and 2004.

			Years ended 31 December
			Loans charged off					Recoveries of loans previously charged off
			2008	2007	2006	2005	2004	2008	2007	2006	2005	2004
			€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m
	IRELAND
	Agriculture		1.7	1.4	2.0	3.8	4.5	0.7	—	—	0.2	2.5
	Energy		—	—	—	—	3.2	—	—	—	0.1	—
	Manufacturing		1.2	1.7	3.0	1.8	7.8	—	—	—	0.3	0.6
	Construction and property		35.1	5.1	3.5	1.4	4.4	—	—	—	0.2	1.2
	Distribution		7.2	3.8	6.8	2.7	5.4	2.9	—	—	0.2	1.8
	Transport		1.5	0.8	0.8	0.5	1.3	—	—	—	—	0.4
	Financial		0.1	0.1	0.1	2.1	0.1	2.2	0.9	—	—	0.1
	Services		5.7	2.8	3.2	9.5	6.8	—	—	0.1	0.2	2.5
Personal	–	Residential mortgages	2.4	0.9	1.0	0.1	2.4	0.1	—	0.1	0.1	1.4
	–	Overdraft/installment	9.6	16.2	21.0	16.3	25.6	1.0	2.1	2.3	0.8	7.1
	Lease financing		3.6	3.7	4.0	4.4	4.5	0.3	0.6	0.3	0.3	0.2

			68.1	36.5	45.4	42.6	66.0	7.2	3.6	2.8	2.4	17.8

	UNITED KINGDOM
	Agriculture		0.1	0.1	—	—	0.1	—	—	—	—	—
	Energy		—	—	—	—	—	—	0.1	—	—	—
	Manufacturing		15.5	1.0	8.1	1.1	9.4	0.2	0.8	—	—	0.1
	Construction and property		33.4	0.6	0.1	0.3	0.2	0.1	0.2	0.1	0.1	0.3
	Distribution		19.4	1.1	1.8	0.9	2.7	0.1	0.2	0.3	0.1	0.7
	Transport		0.3	0.2	—	0.1	0.2	—	—	—	—	0.1
	Financial		0.1	0.2	0.8	—	0.1	—	—	—	—	—
	Services		5.5	6.6	0.4	1.1	11.1	0.1	0.1	0.1	0.1	0.4
Personal	–	Residential mortgages	0.3	—	—	0.2	0.1	—	—	—	—	—
	–	Overdraft/installment	3.8	3.2	3.1	9.2	3.9	0.3	0.3	0.4	0.6	1.1

			78.4	13.0	14.3	12.9	27.8	0.8	1.7	0.9	0.9	2.7

	UNITED STATES OF AMERICA
	Manufacturing		—	0.3	—	—	—	—	—	—	—	—
	Commercial		—	—	0.4	2.4	—	—	—	—	—	—
	Construction and property		0.9	—	—	—	—	—	—	—	—	—
	Residential mortgages		—	—	—	—	—	—	—	—	—	—
	Retail		—	—	—	—	—	—	—	—	—	—

			0.9	0.3	0.4	2.4	—	—	—	—	—

	POLAND		18.7	24.2	35.8	13.9	57.5	2.9	7.3	5.9	—

	REST OF THE WORLD		—	—	0.1	—	—	—	—	—	—	—

	TOTAL		166.1	74.0	96.0	71.8	151.3	10.9	12.6	9.6	3.3	20.5

3.1 Credit risk (continued)

The following table presents an analysis of AIB Group’s provisions for impairment at 31 December 2008, 2007, 2006, 2005, and 2004.

			Years ended 31 December
			2008 IFRS € m	2007 IFRS € m	2006 IFRS € m	2005 IFRS € m	2004 IR GAAP € m
	IRELAND
	Agriculture		19	16	14	15	7
	Energy		8	3	4	4	8
	Manufacturing		35	11	15	15	11
	Construction and property		398	54	31	17	10
	Distribution		57	48	29	33	13
	Transport		8	8	6	7	5
	Financial		10	1	1	1	1
	Services		34	22	19	24	20
Personal	–	Residential mortgages	32	12	11	8	4
	–	Overdraft/installment	136	97	87	72	47
	Lease financing		25	12	10	13	18

			762	284	227	209	144

	UNITED KINGDOM
	Agriculture		—	1	1	2	1
	Manufacturing		13	36	42	33	15
	Construction and property		134	24	21	9	6
	Distribution		37	20	14	21	17
	Transport		1	2	25	2	2
	Financial		2	1	2	2	2
	Services		21	16	24	42	34
Personal	–	Residential mortgages	3	3	2	2	1
	–	Overdraft/installment	17	15	17	16	5

			228	118	148	129	83

	UNITED STATES OF AMERICA
	Energy		4	—	—	—	—
	Manufacturing		4	—	—	—	—
	Construction and property		4	—	—	5	1

			12	—	—	5	1

	POLAND
	Other services		101	98	120	140	122
	Personal		32	22	23	24	26
	Lease financing		6	4	—	5	7

			139	124	143	169	155

	REST OF THE WORLD		7	—	—	2	—

	TOTAL SPECIFIC PROVISIONS		1,148	526	518	514	383

	TOTAL IBNR PROVISIONS		1,146	218	189	162	277

	TOTAL PROVISIONS		2,294	744	707	676_	660

	Amounts include:
	Loans and advances to banks		2	2	2	2	2
	Loans and advances to customers		2,292	742	705	674	658

			2,294	744	707	676	660

Risk management—3. Individual risk types

3.1 Credit risk (continued)

Risk elements in lending

AIB Group makes provisions for impairment in accordance with the method described under ‘Provision for impairment’. The Group’s loan control and review procedures generally do not include the classification of loans as non-accrual, accruing past due, restructured and potential problem loans, as defined by the SEC. Management has, however, set out below the amount of loans, without giving effect to available security and before deduction of provisions, using the SEC’s classification:

	31 December
	2008 IFRS € m	2007 IFRS € m	2006 IFRS € m	2005 IFRS € m	2004 IR GAAP € m
Loans accounted for on non-accrual basis(1)
Ireland	1,972	531	396	347	276
United Kingdom	689	331	304	246	183
United States of America	61	—	1	5	2
Poland	250	187	232	262	298
Rest of the World	19	—	—	8	—

	2,991	1,049	933	868	759

Accruing loans(2) which are contractually past due 90 days or more as to principal or interest
Ireland	153	48	142	124	100
United Kingdom	117	46	73	61	21
United States of America	13	—	—	—	—
Poland	1	13	—	—	—

	284	107	215	185	121

Restructured loans not included above(3)	—	—	—	—	—
Other real estate and other assets owned	—	—	—	—	—

(1)	These figures represent AIB’s impaired loans, before provisions. Total interest income that would have been recorded during the year ended 31 December 2008 had interest on gross impaired loans been included in income amounted to € 109 million (2007: € 60 million; 2006: € 47 million; 2005: € 46 million; 2004: € 31 million) – € 58 million for Ireland, € 30 million for the United Kingdom, United States of America € 2 million and € 19 million for Poland. Of the total figure of € 109 million above, € 45 million (2007: € 21 million; 2006: € 25 million; 2005: € 19 million; 2004: € 19 million) was included in income for the year ended 31 December 2008 for interest on impaired loans (net of provisions).
(2)	Accruing loans contractually past due for 90 days or more as at 31 December 2006, 2005, and 2004 exclude overdrafts, bridging loans and cases with expired limits.
(3)	AIB does not normally restructure loans at concessionary rates of interest. In circumstances where it does enter into such arrangements these loans are classified as impaired and hence included in the table above. However, in the current environment AIB is restructuring loans on a commercial basis, to ensure the loans are structured to borrowers’ specific repayment capacity and profile. The risk associated with such loans is reassessed at the time of restructure and is reflected in the borrower grade. If, as a result of the restructure, loans require additional monitoring over and above normal case management, they are typically included in our criticised loan pool. Please see page 196 for further details on criticised loans.

AIB Group generally expects that loans where known information about possible credit problems causes management to have serious doubt as to the ability of borrowers to comply with loan repayment terms would be included under its definition of impaired loans and would therefore have been reported in the above table.

In AIB Group, loans are typically reported as impaired when interest thereon is 90 days or more past due or where a provision exists in anticipation of loss, except: (i) where there is sufficient evidence that repayment in full, including all interest up to the time of repayment (including costs) will be made within a reasonable and identifiable time period, either from realisation of security, refinancing commitment or other sources; or (ii) where there is independent evidence that the balance due, including interest, is adequately secured. Upon impairment the accrual of interest income based on the original terms of the claim is discontinued but the increase of the present value of impaired claims due to the passage of time is reported as interest income.

3.1 Credit risk (continued)

The following table presents an analysis of AIB Group’s impaired loans at 31 December 2008, 2007, 2006, 2005, and 2004.

			31 December
			2008 IFRS € m	2007 IFRS € m	2006 IFRS € m	2005 IFRS € m	2004 IR GAAP € m
	IRELAND
	Agriculture		47	23	21	23	15
	Energy		10	3	4	5	11
	Manufacturing		71	17	26	23	21
	Construction and property		1,148	125	51	29	20
	Distribution		147	109	99	61	52
	Transport		11	12	11	11	10
	Financial		17	2	2	2	1
	Services		65	36	25	41	37
Personal	–	Residential mortgages	163	53	42	37	26
	–	Overdraft/installment	257	135	101	98	63
	Lease financing		36	16	14	17	20

			1,972	531	396	347	276

	UNITED KINGDOM
	Agriculture		2	1	2	3	1
	Manufacturing		33	43	54	41	26
	Construction and property		432	108	71	24	17
	Distribution		89	51	29	61	43
	Transport		2	6	53	4	4
	Financial		3	3	3	4	5
	Services .		53	50	42	73	70
Personal	–	Residential mortgages	53	34	24	13	7
	–	Overdraft/installment	22	35	26	23	10

			689	331	304	246	183

	UNITED STATES OF AMERICA
	Energy		32	—	—	—	—
	Manufacturing		17	—	1	5	2
	Construction and property		12	—	—	—	—

			61	—	1	5	2

	POLAND
	Agriculture		39	47	47	47	46
	Energy		—	—	3	2	—
	Manufacturing		46	31	40	67	67
	Construction and property		61	32	48	22	45
	Distribution		30	29	41	64	72
	Transport		3	2	3	4	10
	Financial		—	1	1	2	2
	Services		7	7	10	13	12
Personal	–	Residential mortgages	11	11	13	14	13
	–	Overdraft/installment	36	19	19	19	21
	Lease financing		17	8	7	8	10

			250	187	232	262	298

	REST OF THE WORLD		19	—	—	8	—

	TOTAL		2,991	1,049	933	868	759

Risk management—3. Individual risk types

3.1 Credit risk (continued)

Impaired Loans

2008

Group impaired loans increased by € 1,942 million in the year to 31 December 2008 and now represent 2.3% of loans up from 0.8% at 31 December 2007.

In Ireland, impaired loans increased by € 1,441 million and as a percentage of loans have increased to 2.13% from 0.62% at 31 December 2007. 94% of the increase in impaired loans related to AIB Bank ROI with impaired loans in the construction and property portfolio in that division accounting for the majority of the increase. However, there were also increases in the residential mortgage and personal sectors reflecting the downturn in the Irish economy which is impacting borrowers’ ability to meet repayments. Impaired loans in Capital Markets division also increased in the period by € 90 million spread across a number of diverse sectors.

Impaired loans in the United Kingdom increased by € 358 million in the year to 31 December 2008 and as a percentage of loans have increased to 2.64% from 1.03% at 31 December 2007. In Capital Markets division impaired loans increased by € 110 million (€ 123 million net of currency movements) mainly in the construction and property and distribution sectors with a decrease in the manufacturing sector of € 26 million due to the charge-off of a number of cases. In AIB Bank UK impaired loans increased by € 241 million largely in the construction and property, services and residential mortgage sectors.

In Poland, impaired loans have increased by € 63 million in the year to 31 December 2008 to € 250 million and now represent 2.88% of loans slightly up from 2.80% at 31 December 2007. The increases occurred in the construction and property, residential mortgage, personal and leasing sectors reflecting the slowdown in the property and residential mortgage markets and increased delinquency in the personal sector, particularly in cash loans.

Impaired loans in the United States were € 61 million where in Capital Markets division the energy, manufacturing and construction and property sectors were impacted by the deteriorating economic environment.

In Rest of World, impaired loans increased from nil to € 19 million reflecting the deterioration in the mortgage market in the Baltics.

2007

Group impaired loans increased by € 116 million between 31 December 2006 and 31 December 2007 but as a percentage of loans decreased to 0.8% from 0.9%.

In Ireland, impaired loans increased by € 135 million during the year to 31 December 2007 and as a percentage of loans have remained at 0.6%. Impaired loans in the ROI division increased by € 145 million largely in the construction and property and personal-overdraft/installment, offset by a decrease in the Capital Markets division of € 10 million where two large cases, in the manufacturing sector, were resolved during the year.

In the United Kingdom, impaired loans increased by € 27 million to € 331 million. In Capital Markets division impaired loans decreased by € 43 million (€ 34 million net of currency exchange rate movements) due to the refinance of one large case in the transport sector and an increase of € 16 million in the distribution sector. In the UK division impaired loans increased by €69 million in the period largely in the construction and property and service sectors.

In Poland there has been a decrease of € 45 million (€ 60 million net of currency exchange rate movements) in impaired loans in the year to 31 December 2007 primarily in the manufacturing, construction and property and distribution sectors. Impaired loans have reduced as a percentage of loans from 4.9% at 31 December 2006 to 2.8% at 31 December 2007.

In the United States, impaired loans decreased by € 1 million to zero.

In Rest of the World, impaired loans remained at zero for the year to December 2007.

The classification of a loan as impaired does not necessarily indicate that the principal amount of the loan is uncollectible in whole or in part. The provision made in respect of a particular loan is calculated net of the present value of future cash flows arising from any realisable security value and other identifiable repayment sources, while the full principal amount of the loan is reflected as impaired before any deduction for provisions, security values or other elements of loans that may be partially recoverable.

The allowance for loan losses as a percentage of impaired loans decreased from 76% as at December 2006 to 71% as at 31 December 2007 and is largely due to a reduction in the specific provision set aside to cover identified impaired loans, which is down from 55% at December 2006 to 50%, influenced by the type and mix of impaired loans and value of collateral held.

In accordance with AIB Group’s provisioning policy for loan losses, it is considered that appropriate provisions for the above losses have been made. See “Provision for impairment of loans and receivables” on page 78.

3.1 Credit risk (continued)

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

	As % of total assets(1)	Total	Banks and other financial institutions	Government and official institutions	Commercial industrial and other private sector
	%	€ m	€ m	€ m	€ m
31 December 2008
United Kingdom	5.1	9,362	1,776	1,456	6,130
United States	5.0	9,052	596	1,689	6,767
Germany	2.2	3,984	2,458	743	783
France	1.6	2,973	1,603	662	708
Spain	2.5	4,576	2,180	223	2,173
Italy	1.1	1,929	730	652	547
31 December 2007
United Kingdom	3.5	6,211	2,126	1,118	2,967
United States	4.8	8,443	829	1,410	6,204
Germany	2.1	3,763	2,565	889	309
France	2.1	3,705	2,410	793	502
Spain	2.9	5,173	2,569	264	2,340
Australia	1.2	2,135	955	—	1,180
31 December 2006
United Kingdom	4.8	7,635	3,046	878	3,711
United States	4.9	7,681	669	1,763	5,249
Germany	2.7	4,327	2,912	1,180	235
France	2.0	3,127	2,371	363	393
Spain	2.3	3,683	2,155	267	1,261
Australia	1.0	1,565	712	—	853
Italy	1.1	1,761	688	604	469
31 December 2005
United Kingdom	5.5	7,312	2,753	958	3,601
United States	5.1	6,814	891	1,007	4,916
Germany	2.6	3,507	1,813	1,313	381
France	2.5	3,361	2,347	561	453
Spain	2.1	2,803	1,665	272	866
Netherlands	1.3	1,736	862	352	522
Australia	1.3	1,684	662	—	1,022
Italy	1.0	1,378	338	761	279
Sweden	1.0	1,326	696	568	62
31 December 2004
United Kingdom	8.3	8,476	1,718	725	6,033
United States	3.9	3,990	660	1,141	2,189
Germany	2.9	2,964	1,947	807	210
France	2.1	2,098	1,224	360	514
Spain	2.0	2,000	1,160	283	557
Netherlands	1.4	1,381	648	233	500
Italy	1.3	1,304	211	724	369
Australia	1.2	1,205	536	—	669

(1)

Assets, consisting of total assets as reported in the consolidated balance sheet and acceptances, totalled € 182,143 million at 31 December 2008 (2007: € 177,862 million; 2006: € 158,526 million; 2005: € 133,214 million; 2004: € 101,109 million). At 31 December 2008 cross-border outstandings to borrowers in Netherlands amounted to 0.89%, Sweden 0.59% and Australia 0.93%.

Risk management—3. Individual risk types

3.2 Market risk*

Market risk is defined as the risk to the Group’s earnings and shareholder value resulting from adverse movements in the level or volatility of market prices of debt instruments, equities and currencies.

The market risk associated with the Group’s trading activities is predominantly the result of the facilitation of client business and running proprietary positions in debt instruments, foreign exchange and equities products. In addition, the Group assumes market risk as a result of its group-wide balance sheet and capital management responsibilities. The management of the Group’s market risk activities is predominantly centralised in the Capital Markets division, specifically within Global Treasury, as the only business unit mandated to conduct proprietary trading with the wholesale markets. The Group’s brokerage businesses are mandated to take moderate market risk.

Risk identification and assessment

Independent risk functions exist within each trading business and are tasked with capturing all material sources of market risk within the trading portfolios. In addition to the standard risk factors, credit spreads, liquidity issues, non-linearity and risk concentrations are also considered. A ‘New Products’ protocol complements this process by acting as a gateway to the trading portfolio. An integral element of the process is the ongoing dialogue between dealers and risk analysts, in both formal and informal settings.

In quantifying the portfolio’s market risk profile, the Group’s risk measurement systems are configured to address all material risk factors, including price dynamics, volatilities and correlation behaviour. The Group’s core risk measurement methodology is based on a variance co-variance application of the industry standard Value at Risk (“VaR”) technique that incorporates the portfolio diversification effect within each standard risk factor (interest rate, foreign exchange, equity, as applicable). The resulting VaR figures, calculated at the close of business each day, are an estimate of the probable maximum loss in fair value over a one month holding period that would arise from a ‘worst case’ movement in market rates. This ‘worst case’ is derived from an observation of historical prices over a period of three years, assessed at a 99% statistical confidence level. Instruments with significant embedded or explicit option characteristics receive special attention, including Monte Carlo simulation and a full analysis of option sensitivities.

Although an important measure of risk, VaR has limitations as a result of its use of historical data, assumed distribution, holding periods and frequency of calculation. Furthermore, the use of confidence intervals does not convey any information about the potential loss when the confidence level is exceeded. The Group recognises these limitations and supplements its use of VaR with a variety of other techniques, including sensitivity analysis, interest rate gaps by time period, and daily open foreign exchange and equity positions. Furthermore, stress-testing and scenario analysis are employed on an ongoing basis to gauge the Group’s vulnerability to loss under stressed market conditions.

Risk management and mitigation

In managing and overseeing market risk, the Group makes a distinction between its trading and non-trading activities. Trading occurs when front line management exercises its discretion, subject to allocated market risk limits, to increase, hold, hedge or exit the market risk inherent in a given position. All such trading positions, including equity market making, are subject to the rigour of the market risk management framework and are overseen by the Market Risk Committee, irrespective of the accounting or regulatory treatment.

The Group refers to all other positions that are structural in nature as ‘non-trading’; i.e market risks inherent in the structure of the Group’s balance sheet that are non-proprietary in nature, for example interest free current account balances. The Group ALCo is responsible for the oversight of these activities and the appropriate strategies for measuring and hedging these risks. From a regulatory perspective, these positions are always recorded in the banking book.

The majority of Global Treasury managed positions also meet the criteria for inclusion in the regulatory-defined ‘banking book’ and any changes in fair value are accounted for in reserves. The balance of the risk positions within Global Treasury’s portfolio (including all derivative activity, other than those in hedge accounting relationships) and all equity market-making transactions meet the criteria for inclusion in the regulatory-defined ‘trading-book’ and are accounted for at fair value through the income statement.

Market risk management in the Group has a number of inter-related components. As a management process, it is actively administered on the basis of clearly delegated authorities that reflect the appropriate segregation of duty, fit for purpose trading environments with enabling technology, and competent personnel with relevant skill and experience. It should be noted that credit risk issues inherent in the market risk portfolios are subject to the credit risk framework that is described in the previous section.

A comprehensive suite of policies and standards clarifies roles and responsibilities, and provides for effective risk assessment, measurement, monitoring and review of trading positions. Market risk management aligns with trading business strategy through the articulation of an annual risk strategy and appetite statement. Risk appetite is defined as the level and nature of risk the trading businesses are willing to accept in pursuit of value.

*	Forms an integral part of the audited financial statements

3.2 Market risk* (continued)

Market risk appetite addresses the question of how much and what type of market risk is acceptable to the Group and is consistent with its overall business strategy.

Market risk is managed both in terms of its potential economic and accounting impacts:

•	Economic perspective: the Group uses VaR limits to control the impact of market risk activities on tier 1 capital. The Group employs a matrix of such limits across the trading businesses;

•

Accounting perspective: the Group uses an Earnings at Risk (“EaR”) limit to control the income statement impact of capital erosion by defining the maximum tolerance for recognising losses in a given reporting period. ‘Stop loss’ mechanisms at the trader level form part of this process.

Risk monitoring & reporting

Quantitative and qualitative information is used at all levels of the organisation, up to and including the Board, to identify, assess and respond to market risk. The actual format and frequency of risk disclosure depends on the audience and purpose which ranges from transaction-level control and activity reporting to enterprise-level risk profiles. For example, front office and risk functions receive the full range of daily control and activity, valuation, sensitivity and risk measurement reports, while the Board receives a monthly market risk commentary and summary risk profile.

The tables below show the market risk profile of the Group at the end of 2008 and 2007, measured in terms of VaR for each standard risk type. For interest rate risk positions, the table also differentiates between those positions that are accounted for on a mark to market (“MTM”) basis and those that are not. For internal reporting, AIB employs a 99% confidence interval and a 1-month holding period, though the figures have also been scaled to a 1-day holding period for reference purposes. The trading book exposures are included in the ‘MTM portfolio’ column and the banking book exposures are included in the ‘Other portfolios’ column. The equivalent profile for Allied Irish Banks, p.l.c. is presented in note 68 to the financial statements.

The key movements in the Group’s VaR profile during 2008 relate to its portfolio of interest rate risk positions. While this portfolio exhibited a gradual increase in measured risk, rising to € 88m by year-end (from € 46m at 31 December 2007), the change in average VaR was less pronounced (an average of € 53m in 2007 compared to an average of € 64m for 2008).This increase in interest rate risk was predominantly due to a substantial increase in market volatility during 2007 and 2008. This has the effect of increasing the risk measured from a given set of positions. In terms of underlying risk positions, more positions rolled off the book than were replaced during the course of the year, influenced by a cautious market stance being adopted by the Group in the face of extremely volatile interest rate markets.

The following table illustrates the VaR figures for interest rate risk for the years ended 31 December 2008 and 2007.

	VaR (MTM portfolio)		VaR (Other portfolios)		Total VaR
	2008 € m	2007 € m	2008 € m	2007 € m	2008 € m	2007 € m
Interest rate risk

1 month holding period:
Average	16.1	9.3	54.5	43.8	64.4	52.6
High	24.8	12.0	87.0	49.9	88.3	61.0
Low	8.8	6.2	30.0	38.6	38.2	45.6
31 December	24.8	7.6	84.7	38.6	88.3	45.6

1 day holding period:
Average	3.4	2.0	11.6	9.3	13.7	11.2
High	5.3	2.6	18.6	10.6	18.8	13.0
Low	1.9	1.3	6.4	8.2	8.2	9.7
31 December	5.3	1.6	18.1	8.2	18.8	9.7

*	Forms an integral part of the audited financial statements

Risk management—3. Individual risk types

3.2 Market risk* (continued)

The following table sets out the VaR for equity and foreign exchange rate risk for the years ended 31 December 2008 and 2007.

	Equity risk		Foreign exchange rate risk-trading
	VaR (MTM portfolio)		VaR (MTM portfolio)
	2008 € m	2007 € m	2008 € m	2007 € m
1 month holding period:
Average	7.3	14.9	1.5	1.5
High	15.7	24.1	4.7	3.0
Low	2.4	7.3	0.7	1.0
31 December	5.5	8.0	1.1	1.0

1 day holding period:
Average	1.5	3.2	0.3	0.3
High	3.3	5.1	1.0	0.6
Low	0.5	1.6	0.2	0.2
31 December	1.1	1.7	0.5	0.2

3.3 Non-trading interest rate risk*

Non-trading interest rate risk is defined as the Group’s sensitivity to earnings volatility in its non-trading activity arising from movements in interest rates. This is referred to as interest rate risk in the banking book. It reflects a combination of non-trading treasury activity and interest rate risk arising in the Group’s retail, commercial and corporate operations. AIB’s treasury activity includes its money market business and management of internal funds flows with the Group’s businesses. These treasury transactions are also captured under the market risk VaR assessment measure. Non-trading interest rate risk in retail, commercial and corporate banking activities can arise from a variety of sources, including where those assets and liabilities and off-balance sheet instruments have different repricing dates.

Risk identification and assessment

Banking book interest rate risk is calculated in each business unit on the basis of establishing the repricing behaviour of each asset, liability and off-balance sheet product. For some products the actual interest repricing characteristics differ from the contractual repricing arrangements. In these cases the repricing maturity is determined by the market interest rates that most closely fit the behaviour of the product interest rate. For non-interest bearing current accounts, the repricing maturity is determined by the stability of the portfolio. The assumptions behind these repricing maturities and the stability levels of portfolios are reviewed annually by the relevant divisional asset and liability committees. The risks from these exposures are managed through a series of VaR, basis point sensitivity and earnings at risk measures. The table shows the sensitivity of the Group’s banking book to a hypothetical immediate and sustained 100 basis point (“bp”) movement in interest rates on 1 January 2009 and 2008 and its impact on net interest income over a twelve month period.

Sensitivity of projected net interest income to interest rate movements:

	2008 € m	2007 € m
As at 31 December
+ 100 basis point parallel move in all interest rates	(47)	(69)
- 100 basis point parallel move in all interest rates	56	66

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

*	Forms an integral part of the audited financial statements

3.3 Non-trading interest rate risk* (continued)

Risk management and mitigation

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

Risk monitoring and reporting

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

3.4 Structural foreign exchange risk*

Structural foreign exchange rate risk arises from the Group’s non-trading net asset position in foreign currencies. This arises almost entirely from the Group’s net investments in its sterling, US dollar and Polish zloty-based subsidiaries and associates.

Risk identification and assessment

The Group prepares its consolidated balance sheet in euro. Accordingly, the consolidated balance sheet is affected by movements in the exchange rates between these currencies and the euro. Due to the Group’s diversified international operations, the currency profile of its capital may not necessarily match that of its assets and risk-weighted assets. These positions are not actively hedged, although some mitigation of euro/sterling and euro/zloty positions arises from the Group’s capital structure.

At 31 December 2008 and 2007, the Group’s structural foreign exchange position against the euro was as follows:

	2008 € m	2007 € m
US dollar	1,622	1,640
Sterling	2,116	2,153
Polish zloty	1,303	1,246
Other	163	—

	5,204	5,039

The Group also has a structural exposure to foreign exchange risk arising from its share of earnings from overseas subsidiaries and associates. Group ALCo sets the framework for and reviews the management of these activities. Open positions are reported as differences between expected earnings in the current year and the value of hedges in place.

*	Forms an integral part of the audited financial statements

Risk management—3. Individual risk types

3.4 Structural foreign exchange risk* (continued)

Risk management and mitigation

The Group’s structural foreign exchange hedging activity is overseen by the Hedging Committee, a sub-committee of the Group ALCo. The objective of the Group’s hedging policy is to manage the Group’s foreign currency earnings within tolerance levels based on the budget for the forthcoming year, making use of other natural hedges within the Group’s balance sheet where these are available.

Risk monitoring and reporting

Group ALCo monitors the Group’s structural foreign exchange risks. It meets on a monthly basis and receives standing reports on the Group’s asset and liability risk profile including structural foreign exchange risk. The Board reviews and approves relevant policies and limits.

3.5 Liquidity risk*

The objective of liquidity management is to ensure that, at all times, the Group holds sufficient funds to meet its contracted and contingent commitments to customers and counterparties, at an economic price. Throughout the difficult market conditions of 2008, the Group’s liquidity management process has proved itself to be robust in maintaining its liquidity position.

Risk identification and assessment

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

Risk management and mitigation

The objective of the Group’s liquidity management policy is to ensure that the Group can at all times meet its obligations as they fall due at an economic price. The Group achieves this in a number of ways. Firstly, through the active management of its liability maturity profile, it ensures a balanced spread of repayment obligations with a key focus on 0-7 day and 8-31 day time periods. Monitoring ratios apply to periods in excess of 31 days. Secondly, the Group maintains a stock of high quality liquid assets to meet its obligations as they fall due. Discounts are applied to these assets based upon their cash-equivalence and price sensitivity. The Group’s stock of liquid assets is maintained at a level considered sufficient to meet the withdrawal of deposits or calls on commitments in both normal and abnormal trading conditions. In all cases, net outflows are monitored on a daily basis and the required minimum stock of liquid assets can be increased if these outflows exceed predetermined target levels. Finally, the Group maintains a diversified funding base across all segments of the markets in which it operates.

The Group’s retail franchise and accompanying retail deposit base in Ireland, the UK and Poland provides the Group with a stable and predictable source of funds. Although a significant element of these retail deposits are contractually repayable on demand or at short notice, the Group’s customer base and geographic spread generally mitigates against this risk.

The Group monitors and manages the funding support provided by its deposit base to its loan book through a series of measures including its externally reported customer loan/deposit ratio. More refined measures are utilised internally which recognise the capacity to generate contingent liquidity out of the Group’s loan book, the structure of the Group’s wholesale term funding and the stability of its customer deposit base. The Group, in reducing its market funding dependency levels, has successfully reduced its external reported loan/deposit ratio from 153% at 31 December 2007 to 140% at 31 December 2008.

Global Treasury, through its Wholesale Treasury operations manages, on a global basis, the liquidity and funding requirements of the Group. Euro, sterling, US dollar and Polish zloty represent the most important currencies to the Group from a funding and liquidity perspective. Global Treasury is active in the wholesale funding markets including the interbank and commercial deposit market. This is supplemented by commercial paper, certificate of deposit, medium term note and covered bond programmes which serve to further diversify the Group’s sources of funding. Market conditions in 2008 have resulted in a contraction of wholesale market appetite on the part of participants for liquidity risk. This has manifested itself through a shortening of duration in wholesale funding available, leading to a contraction in the term funding profile of AIB and many institutions.

*	Forms an integral part of the audited financial statements. To be read in conjunction with ‘Funding’ on page 36.

3.5 Liquidity risk* (continued)

During 2008, AIB increased its qualifying liquid asset and contingent funding capacity, through the structuring of loan portfolios into central bank eligible assets.

In September 2008, the Irish Government guaranteed the covered liabilities of seven Irish credit institutions, including AIB. This guarantee covers all retail, commercial, institutional and interbank deposits until the end of September 2010. To-date AIB has successfully issued € 2 billion of senior debt under this framework and has maintained its franchise resources base in difficult market conditions.

The Group’s debt ratings are as follows: Moody’s long-term “Aa3” and short-term “P-1”; Fitch long-term “A” and “F1+” short-term; Standard and Poors long-term single “A” and “A -1” short-term (under issuance terms of Irish Government Guarantee A1+).

The Group’s liquidity management policy ensures that it has sufficient liquidity to meet its current requirements. In addition, it operates a funding strategy designed to anticipate additional funding requirements based upon projected balance sheet movements. The Group undertakes liquidity stress testing and contingency planning to deal with unforeseen events. The Group regularly undertakes liquidity stress tests, which reflect increasing levels of severity applied to its liquidity position. These stress tests include both firm specific and systemic risks. These scenario events are reviewed in the context of the Group’s liquidity contingency plan, which details corrective actions options under various levels of stress events. The purpose of these actions is to ensure continued stability of the Group’s liquidity position, within the Group’s pre-defined risk tolerance levels.

The Group’s approach to liquidity management complies with the Financial Regulator’s revised ‘Requirements for the Management of Liquidity Risk’, introduced in July 2007 and all of the Group’s regulatory ratio requirements for liquidity were met throughout 2008.

Risk monitoring and reporting

The liquidity position of AIB is measured and monitored daily within Global Treasury. The daily liquidity report shows the Group’s principal operating currencies of euro, sterling, US dollar and Polish zloty. Group ALCo and the Board receive monthly reports on the liquidity and funding position of the Group. Further information on liquidity risk can be found in note 58 to the financial statements.

3.6 Operational risk

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

Risk identification and assessment

Risk and Control Self-Assessment (‘self-assessment’) is a core process in the identification and assessment of operational risk across the enterprise. The process serves to ensure that key operational risks are proactively identified, evaluated, monitored and reported, and that appropriate action is taken.

Self-assessments are completed at business unit level and are regularly reviewed and updated. Assurance processes are in place at divisional and enterprise level to ensure the completeness and robustness of each business unit’s self-assessment, and that appropriate attention is given to more significant risks.

Risk management and mitigation

Each business area is primarily responsible for managing its own operational risks. An overarching Group Operational Risk Management (“ORM”) policy is in place, which has established an effective and consistent approach to Operational Risk Management across the enterprise. The Group ORM policy is also supported by a range of specific policies addressing issues such as new product and initiative approval, information security, and business continuity management.

An important element of the Group’s operational risk management framework is the ongoing monitoring through self-assessment of risks, control deficiencies and weaknesses, the tracking of incidents and loss events and the use of a structured ‘lessons learned’ process to ensure that, once identified, control deficiencies are communicated and remedied across the Group. The role of Group ORMCo is to review and coordinate operational risk management activities across the Group including setting policy and promoting best practice disciplines.

The Group takes an end-to-end approach to internal controls in order to make sure that all components, taken together, deliver the control objectives of key risk management processes.

*	Forms an integral part of the audited financial statements

Risk management—3. Individual risk types

3.6 Operational risk (continued)

In addition, an insurance programme is in place, including a self insured retention, to cover a number of risk events which would fall under the operational risk umbrella. These include financial lines policies (Comprehensive crime/Computer crime; Professional indemnity/Civil liability; Employment practices liability; Directors and officers liability) and a suite of general insurance policies to cover such things as property and business interruption, terrorism, combined liability and personal accident.

Risk monitoring and reporting

The primary objective of the operational risk management reporting and control process within the Group is to provide timely, pertinent operational risk information to the appropriate management level so as to enable appropriate corrective action to be taken and to resolve material incidents which have already occurred. A secondary objective is to provide a trend analysis on operational risk and incident data for the Group. The reporting of operational incidents, trend data, key risk indicators and outstanding audit issues at Group ORMCo supports these two objectives. In addition, the Board, Group Audit Committee and the RMC receive summary information on significant operational incidents on a regular basis.

3.7 Regulatory compliance risk

Regulatory compliance risk is defined as the risk of regulatory sanctions, material financial loss or loss to reputation which the Group may suffer as a result of failure to comply with all applicable laws, regulations, rules, standards and codes of conduct applicable to its activities.

Risk identification and assessment

The scope of the Regulatory Compliance function relates to ‘conduct of business’ compliance obligations, including anti-money laundering, and regulation on privacy and data protection. The identification, interpretation and communication roles relating to other legal and regulatory obligations has been assigned to functions with specialist knowledge in those areas. For example, employment law is assigned to Human Resources, taxation law to Group Taxation and prudential regulation to the Finance and Risk functions.

Regulatory Compliance undertakes a six-monthly assessment of the key compliance risks at divisional and enterprise level. The significance of compliance risks, their potential impact on the business and the effectiveness of management controls to mitigate these risks are assessed. These reviews of compliance risks take a forward looking view of the compliance risks facing the Group over the next three years. They anticipate upstream risks in the form of new regulations, increased regulatory scrutiny and the increasing demands of stakeholders over the next three years.

The divisional risks are discussed and agreed at divisional management boards. These are collated and processed by Regulatory Compliance into an overall enterprise-wide review of compliance risks. This is reviewed at the RMC and ultimately the Group Audit Committee. The Regulatory Compliance function supports and validates this approach by operating a risk framework model that is used in collaboration with business units to identify, assess and manage key compliance risks at business unit level. These risks are incorporated into the Operational Risk Self Assessment Risk Templates (“SARTs”) for the relevant business unit.

Risk management and mitigation

The Board, operating through the Audit Committee, has approved the Group’s compliance policy and the mandate for the Regulatory Compliance function. The Audit Committee reviews the Group’s key compliance risks on a six monthly basis to assess the extent to which they are being managed effectively.

Management is responsible for ensuring that the Group complies with its regulatory responsibilities. GEC’s responsibilities in respect of compliance include the establishment and maintenance of the framework for internal controls and the control environment in which compliance policy operates thereby ensuring that Regulatory Compliance is suitably independent from business activities and that it is adequately resourced.

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

•

Providing a monitoring capability for ‘non-conduct of business’ compliance risks in areas of taxation law, company law, employment law, environmental law, and health and safety law on a risk prioritised basis.

3.7 Regulatory compliance risk (continued)

Regulatory Compliance is an enterprise-wide function headed by the Group General Manager, Regulatory and Operational Risk who reports to the Group Chief Risk Officer and independently to the Chairman of the Audit Committee. The primary role of the Regulatory Compliance function is to provide direction and advice to enable management to discharge its responsibility for managing the Group’s compliance risks.

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

Risk monitoring and reporting

Regulatory Compliance undertakes risk-based monitoring of compliance with relevant policies, procedures and regulatory obligations. Monitoring can be undertaken by either dedicated compliance monitoring teams, front-line quality assurance functions at the direction of the compliance function, or in the case of the Capital Markets division by the business unit compliance officers.

Risk prioritised annual compliance monitoring plans are prepared based on the risk assessment process. Monitoring is undertaken both on a business unit and a process basis. The annual monitoring plan is reviewed regularly, and updated to reflect changes in the risk profile from emerging risks, changes in risk assessments and new regulatory ‘hotspots’. Issues emerging from compliance monitoring are escalated for management attention, and action plans and implementation dates are agreed. The implementation of these action plans is monitored by Regulatory Compliance.

3.8 Pension risk

Pension risk is the risk that the funding position of the Group’s defined benefit plans would deteriorate to such an extent that the Group would be required to make additional contributions to cover its pension obligations towards current and former employees. Pension risk includes market risk, investment risk and actuarial risk. The Group maintains a number of defined benefit pension schemes for past and current employees, further details of which are included in note 11 to the financial statements. The ability of the pension funds to meet the projected pension payments is maintained through the diversification of the investment portfolio across geographies and across a wide range of assets including equities, bonds and property. Market risk arises because the estimated market value of the pension fund assets might decline or their investment returns might reduce. Actuarial risk is the risk that the estimated value of the pension liabilities might increase. In these circumstances, the Group could be required, or might choose, to make extra contributions to the pension fund.

Risk management—4. Supervision & regulation

4. Supervision and regulation

4.1 Ireland

Overview of financial services legislation

Since 1 May 2003 there has been a single regulatory authority for the financial services sector in Ireland. The Central Bank and Financial Services Authority of Ireland Act 2003 continued the corporate existence of the Central Bank of Ireland but re-named it the Central Bank and Financial Services Authority of Ireland (the ‘Bank’) and established the Irish Financial Services Regulatory Authority (the ‘Financial Regulator’) as a constituent part of the Bank. The Financial Regulator is responsible for regulating and supervising a range of banking and financial services entities in Ireland including credit institutions, investment firms, stockbroking firms, insurance companies and credit unions. The Central Bank and Financial Services Authority of Ireland Act 2004 (the ‘2004 Act’) established the Financial Services Ombudsman’s Bureau to deal with certain complaints about financial institutions; created consumer and industry consultative panels to advise the Financial Regulator; and imposed new reporting and auditing obligations on financial institutions.

The Financial Regulator

The Financial Regulator has a wide range of statutory powers to enable it to effectively regulate and supervise the activities of financial institutions in Ireland. Features include prudential regulation, codes of conduct and restrictions on acquiring transactions, each of which is addressed in more detail below. The Financial Regulator also has wide-ranging powers of inspection: inspectors appointed by the Financial Regulator may enter the relevant premises, take documents or copies thereof, require persons employed in the business to provide information, and order the production of documents. In cases of extreme concern, the Financial Regulator may direct a license-holder to suspend its business activity for a specified period and may also intervene in the management or operation of an entity. The Financial Regulator must approve the appointment of directors and all senior management reporting to the board of licensed entities, and it applies a fitness and probity test for such appointments.

The Financial Regulator may impose administrative sanctions directly on financial institutions for failure to comply with regulatory requirements (including codes of conduct and practice), subject to a right of appeal by the institution to the Irish Financial Services Appeals Tribunal and further to the High Court. Such administrative sanctions may include a caution or reprimand, financial penalties (not exceeding € 5 million in the case of a company or € 0.5 million in the case of an individual), and a direction disqualifying a person from being concerned in the management of a regulated financial service provider.

For prudential reasons, restrictions are imposed generally on ‘acquiring’ transactions involving an investment by third parties in a credit institution, investment firms or life assurance companies. The approval of the Financial Regulator is required for a substantial acquisition by a credit institution.

A credit institution is also restricted in terms of the investments which it may make in third parties. First, the Licensing and Supervision Requirements and Standards for Credit Institutions (the ‘Licensing Standards’) prohibit a credit institution from acquiring, directly or indirectly, more than 10% of the shares or other interests in another company without the prior written approval of the Financial Regulator. The credit institution must also notify the Financial Regulator of any disposal of the whole or part of such a holding. Second, the European Communities (Capital Adequacy of Credit Institutions) Regulations 2006 and the European Communities (Capital Adequacy of Investment Firms) Regulations 2006 (together, the “CRD Regulations”) prohibit a credit institution from investing an amount of more than 15% of its own funds in the acquisition of a qualifying holding of any company, other than another credit institution or financial institution or an EU-authorised insurance company. The total amount of such qualifying holdings should not exceed 60% of the credit institution’s own funds.

Capital Requirements

The capital adequacy rules for credit institutions and investment firms have been updated by the CRD Regulations. These instruments primarily give effect to the EU Capital Requirements Directive (Directives 2006/48/EC and 2006/49/EC) (together the “CRD”). The CRD in turn primarily gives effect to the Basel II framework, which relates capital levels more closely to risks. Each relevant company within the AIB Group works with the Financial Regulator on an ongoing basis to ensure that it meets the capital adequacy requirements to which it is subject under the CRD. In the context of its prudential supervision of credit institutions and investment firms, the Financial Regulator has powers to enforce EU Directives relating to the financial regulation of such entities. It may, from time to time, require a credit institution or investment firm to maintain a specified ratio, or a certain minimum or maximum ratio, between its assets and its liabilities, which may be expressed to apply to all license-holders of a specified category or categories, to the total assets or total liabilities of the license-holders concerned, or to specified assets or to assets of a specified kind. The Financial Regulator is concerned principally to ensure that certain minimum standards apply on an ongoing basis in respect of the following: (a) initial capital requirements; (b) own funds/solvency requirements; (c) capital adequacy requirements; (d) liquidity requirements; (e) large exposures limits; and (f) funding requirements.

Banking Legislation

The banking regulatory code in Ireland is comprised principally of the Central Bank Acts 1942 to 2004 (the ‘Central Bank Acts’); regulations made under the European Communities Act 1972; and regulatory notices issued and statutory instruments made by the Financial Regulator. Various Statutory instruments (“S.I.s”) and regulatory notices made by the Financial Regulator implement in Ireland the substantial range of European Union (“EU”) directives relating to banking supervision and regulation, including the (recast) Banking Consolidation Directive (2006/48/EC) (the “BCD”) and the Deposit Guarantee Scheme Directive. To the extent that areas of banking activity in Ireland are the subject of EU regulations or directives, the provisions of Irish banking law reflect the requirements of those EU instruments.

The Central Bank Acts regulate the conduct of banking business in Ireland and provide that banking business may only be carried on by the holder of a banking license or an EU/EEA entity which exercises ‘passport rights’ to carry on business in Ireland. The Financial Regulator is empowered, in specified circumstances and after consultation with the Minister for Finance, to revoke a license granted under the Central Bank Acts.

Every Irish licensed bank is obliged to draw up and publish their annual accounts in accordance with the European Communities (Credit Institutions: Accounts) Regulations, 1992 (as amended by the European Community (Credit Institutions) (Fair Value Accounting) Regulations 2004). As a listed entity AIB is required to prepare its financial statements in accordance with International Financial Reporting Standards (“IFRS”) endorsed by the European Union (as applied by the European Communities (International Financial Reporting Standards and Miscellaneous Amendments) Regulations 2005) and with those parts of the Companies Act 1963 to 2006 that are applicable to companies reporting under IFRS; and with article 4 of the EU Council Regulation 1606/2002 of 19 July 2002.

Allied Irish Banks, p.l.c. and AIB Mortgage Bank hold banking licenses; no conditions are attached to these licenses. AIB Finance Limited surrendered its banking licence on 1 January 2007, as part of an internal re-organisation of activities.

Markets in Financial Instruments Directive (“MiFID”)

The EU Markets in Financial Instruments Directive (2004/39/EC) and its EU-level implementing instruments, Commission Directive 2006/73/EC and Commission Regulation (EC) No. 1287/2006, (together “MiFID”) was transposed into Irish law by the Markets in Financial Instruments and Miscellaneous Provisions Act 2007 and the European Communities (Markets in Financial Instruments) Directive 2007 (S.I. No. 60 of 2007) as amended by S.I. Nos 663 and 773 of 2007 (together the “MiFID Regulations”). The MiFID Regulations regulate the provision of investment services (“MiFID services”) provided in respect of financial instruments and they apply to both credit institutions and investment firms (including stockbroking firms).

MiFID services include the provision of investment advice, portfolio management, execution of client orders and others. A number of financial services that do not come within the definition of MiFID services (such as the administration of collective investment schemes) are subject to the requirements of the Investment Intermediaries Act 1995 (the “IIA”). Each relevant AIB Group company ensures that it fulfils its obligations under MiFID, the MiFID Regulations and the IIA, as appropriate, on an ongoing basis and ensures that it holds the appropriate authorisation for its business at all times. The following subsidiaries of AIB Group: AIB Capital Markets plc; AIB Investment Managers Limited; AIB Corporate Finance Limited; Goodbody Stockbrokers Limited; Goodbody Corporate Finance Limited; AIB Fund Management Limited; Allied Irish Capital Management Limited; and AIB International Financial Services Limited provide MiFID services and each is authorised as an investment firm under the MiFID Regulations.

Other Financial Services Companies

In addition to the companies listed above, the AIB Group includes a number of other financial services companies, each of which is also regulated by the Financial Regulator in its capacity as the single financial services regulator. Allied Irish Banks, p.l.c. has a 24.99 percent interest in Hibernian Life Holdings Limited, the holding company which brought together Ark Life Assurance Company Limited and Hibernian Aviva Life and Pensions Limited (an Aviva Group p.l.c. subsidiary). Both of these companies carry on business as authorised life assurance companies and must comply with the provisions of legislation including the Insurance Acts 1909 to 1989 and the European Communities (Life Assurance) Framework Regulations 1994 (as amended). Further the European Communities (Insurance Mediation) Regulations 2005 have implemented the EU Directive on insurance mediation and lay down rules for undertaking insurance mediation and reinsurance mediation, as well as prescribing registration requirements for persons who wish to carry out insurance mediation business or act as an insurance intermediary or as a reinsurance intermediary.

AIB Mortgage Bank is a designated mortgage credit institution under the Asset Covered Securities Act 2001 (as amended), to issue mortgage covered securities. In addition to the role of the Financial Regulator, the activities of a credit institution that is

Risk management—4. Supervision & regulation

designated for the purposes of the Asset Covered Securities Act 2001 (as amended) are subject to close oversight by an independent covered assets monitor. The principal role of the covered assets monitor is to ensure that the assets maintained in the covered assets pool are sufficient to provide adequate security to the holders of the asset covered securities. AIB Group’s operations in other jurisdictions are addressed below.

Codes of conduct including Consumer Protection Code

The Financial Regulator has issued a range of codes of conduct, codes of practice and other requirements such as advertising standards applicable to credit institutions and other regulated financial services entities (including investment business firms authorised under the IIA and insurance companies). The codes address a substantial range of requirements including supervisory and reporting requirements; advertising requirements; books and records requirements and disclosure requirements. The Financial Regulator has also issued client asset requirements which apply to financial services entities including credit institutions, IIA firms and MiFID firms. In force since July 2007, a Consumer Protection Code (“CPC”) has applied in respect of ‘non-MiFID’ services provided by firms including credit institutions, insurance undertakings and investment business firms.

Consumer legislation

The provision of credit to consumers is regulated in Ireland by the Consumer Credit Act 1995 (the ‘1995 Act’) and the 1995 Act is relevant to the AIB Group to the extent that any of its Group companies provides credit to consumers. The 1995 Act prescribes a range of detailed requirements to be included in consumer credit agreements and imposes a number of obligations on the provider of such credit. The 1995 Act imposes a requirement on all credit institutions to notify the Financial Regulator in advance of imposing on a customer any charge in relation to the provision of certain specified services; increasing any charge previously notified; or imposing any charge that does not comply with a direction from the Financial Regulator. Irish law contains a wide range of consumer protection provisions, such as the European Communities (Unfair Terms in Consumer Contracts) Regulations 1995, the Consumer Protection Act 2007 and other measures regulating the content of face-to-face and distance marketing contracts made with a consumer. The Consumer Director, a full member of the board of the Financial Regulator, aims to monitor closely the provision of financial services to consumers and the previously-mentioned CPC is an important aspect of that role (in respect of ‘non-MiFID’ services).

Deposit protection and investor compensation

Under the European Communities (Deposit Guarantee Schemes) Regulations 1995 (as amended) (the ‘Deposit Guarantee Scheme Regulations’), which implement in Ireland the Deposit Guarantee Schemes Directive, the Financial Regulator operates a deposit protection scheme under which each licensed bank must contribute to the deposit protection account held by the Financial Regulator. Currently, the level of contribution required is 0.2 per cent of deposits (in whatever currency) held at all branches of the licensed bank in the EEA, including deposits on current accounts but excluding certain funds and commitments such as interbank deposits, negotiable certificates of deposit, debt securities issued by the same institution and promissory notes. The Minister for Finance announced on 20 September 2008 that the maximum amount of deposit protection would be increased to € 100,000 per depositor per institution. The Deposit Guarantee Scheme Regulations have not yet been amended to reflect this announcement.

In October 2008, AIB (one of a number of Irish Covered Institutions) entered into a legal agreement with the Irish Government that gave effect, interalia, to the Irish Government guaranteeing all retail, commercial, institutional and interbank deposits of the Group, together with dated subordinated liabilities, up to 29 September 2010.

The Investor Compensation Act 1998 (the ‘1998 Act’) provided for the establishment of the Investor Compensation Company Limited (the “ICCL”) to administer and supervise investor compensation schemes. The 1998 Act requires authorised investment firms to pay the ICCL such contribution to the fund maintained by the ICCL as the ICCL may from time to time specify. The ICCL is given discretion to specify different rates or amounts of contributions or different bases for the calculation of contributions of different classes or categories of investment firms.

The maximum amount payable under the investor compensation scheme is 90% of the amount lost by an eligible investor subject to a maximum compensation payment of € 20,000.

Market Abuse

The Market Abuse Directive has been implemented in Ireland by the Market Abuse (Directive 2003/6/EC) Regulations 2005 and the Investment Funds, Companies and Miscellaneous Provisions Act 2005. These regulations prescribe a detailed criminal code to prevent and – if either occurs – to punish insider dealing and market manipulation.

Anti-money laundering

Financial institutions (including credit institutions, investment firms, IIA firms and insurance companies) designated under the Criminal Justice Act 1994 (the ‘1994 Act’) are obliged to take the necessary measures to effectively counteract money laundering in accordance with the provisions of the 1994 Act and the relevant sectoral Guidance Notes which have been issued with the approval of the Money Laundering Steering Committee. The 1994 Act and the relevant Guidance Notes set out measures to counteract money laundering in line with the Forty Recommendations of the OECD-based Financial Action Task Force and the EU Directives on the prevention of the use of the financial system for the purposes of money laundering. Analogously, Ireland, by means including the Criminal Justice (Terrorist Offences) Act 2005, applies EU and UN mandated restrictions on financial transfers with designated individuals and regimes, and prescribes criminal offences for participating in the financing of terrorism. The Third Anti-Money Laundering Directive came into force in December 2007, however, it has yet to be transposed into Irish law. Once implemented in Ireland, it will introduce enhanced customer due diligence throughout the customer relationship and enhanced requirements regarding the identification and verification of beneficial owners and the identification and monitoring of non-domestic politically exposed persons.

Data protection

The Data Protection Acts 1988 and 2003 (the “DPA”) regulate the retention and use of data relating to individual customers. The DPA also require certain categories of ‘data controllers and data processors’, including financial institutions and insurance companies which process personal data to register with the Irish Data Protection Commissioner. Each relevant AIB Group company has complied with its obligations under the DPA. The European Communities (Electronic Communications Networks and Services) Data Protection and Privacy Regulations 2003 implement the EU Electronic Privacy Directive and regulate cold-calling by electronic means and other unsolicited communications.

Companies legislation

Each Irish AIB Group company is incorporated under the Irish Companies Acts 1963 to 2006 (the ‘Companies Acts’) or previous legislation having equivalent effect, and must comply with the provisions of such legislation. The Director of Corporate Enforcement, an Irish independent statutory officer, is responsible for encouraging compliance with, and enforcement of, the Companies Acts.

Certain measures related to recent financial crisis

In response to the recent financial crisis described elsewhere in this report, the Irish government adopted a range of measures to provide support to and oversight of AIB and other Irish banks. These measures are described in note 53 to the financial statements.

4.2 United Kingdom

Regulation of AIB Group (UK) p.l.c.

AIB Group (UK) p.l.c. is a company incorporated in Northern Ireland and is authorised by the Financial Services Authority (the “FSA”) under the Financial Services and Markets Act 2000 (the “FSMA”) to carry on a wide range of regulated activities (including deposit taking and certain investment business) in the UK. It carries on business under the trading names ‘Allied Irish Bank (GB)’ and ‘First Trust Bank’ in Great Britain and Northern Ireland, respectively.

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

AIB Group (UK) p.l.c. is also required to comply with the other (non-prudential) rules promulgated by the FSA, including rules relating to conduct of business, market conduct (including market abuse), money laundering and systems and controls.

AIB Group (UK) p.l.c. has the statutory power to issue bank notes as local currency in Northern Ireland (it does this under the name ‘First Trust Bank’). In this connection, it is subject to the provisions of the Bank Charter Act 1844, the Bankers (Northern Ireland) Acts 1845 and 1928, the Currency and Bank Notes Act 1928, the Allied Irish Banks Act 1981, the Allied Irish Banks Act 1993 and the Allied Irish Banks Act 1996.

Risk management—4. Supervision & regulation

The Banking Code is a voluntary code followed by UK banks (and building societies) in their relations with personal customers in the UK. It covers current accounts, personal loans, savings and credit cards. The first Banking Code took effect in March 1992 and is revised periodically, the most recent revised edition became effective on 31 March 2008. The Business Banking Code covers banks’ relations with small businesses (those with a turnover of up to £1 million a year). The first Business Banking Code took effect on 31 March 2002 and a revised edition became effective on 31 March 2008. AIB Group (UK) p.l.c. has adopted both the Banking Code and the Business Banking Code. Compliance with each of the codes is monitored by the Banking Code Standards Board.

First Trust Independent Financial Advisers Ltd (a company incorporated in Northern Ireland) is authorised by the FSA to advise on and arrange certain investments, including pensions, insurance, securities, shares and regulated mortgage contracts and is also authorised to deal as agent in non-investment insurance contracts. As in the case of AIB Group (UK) p.l.c., the FSA is responsible both for the prudential supervision and for the general supervision of First Trust Independent Financial Advisers Ltd’s business in the UK.

Regulation of AIB

AIB is incorporated and has its head office in Ireland, and is authorised as a credit institution in Ireland by the Financial Regulator. Pursuant to the Banking Consolidation Directive (Directive 2006/48/EC (the “BCD”)) AIB has exercised its EU ‘passport’ rights to provide banking, treasury and corporate treasury services in the UK through the establishment of branches (in the name of AIB) and also by providing services on a cross-border basis.

In accordance with the BCD, the ‘Home State’ regulator (here, the Financial Regulator) has primary responsibility for the prudential supervision of credit institutions incorporated in Ireland. However, credit institutions exercising their ‘passport’ rights must comply with certain requirements (in particular, conduct of business rules) set by the ‘Host State’ regulator (here, the FSA). In addition, the FSA has a responsibility to co-operate with the Financial Regulator in ensuring that branches of Irish credit institutions in the UK maintain adequate liquidity and take sufficient steps to cover risks arising from their open positions on financial markets in the UK.

Regulation of other AIB Group entities

Certain other AIB Group entities currently have FSA authorisation to carry on regulated activities (either by way of the right to provide cross-border services into the UK under the EU passport or by way of direct authorisation); however, they carry on an insignificant amount of business in the UK at present.

Markets in Financial Instruments Directive

The EU Markets in Financial Instruments Directive (“MiFID”) was implemented in the United Kingdom on 1 November 2007. The requirements of MiFID apply to regulated AIB Group entities in the EU.

Insurance mediation

Arranging, advising on, dealing (as agent) in, assisting in the administration or performance of non-investment insurance contracts and agreeing to do any of these activities (the ‘Insurance Mediation Activities’) are (subject to applicable exemptions) regulated activities under the FSMA. Each of AIB Group (UK) p.l.c. and First Trust Independent Financial Advisers Ltd is authorised by the FSA to carry on all Insurance Mediation Activities.

Mortgage regulation

Entering into, arranging, advising on and administering regulated mortgage contracts, and agreeing to do any of these things, are (subject to applicable exemptions) regulated activities under the FSMA.AIB Group (UK) p.l.c. is authorised by the FSA to enter into, arrange and administer (but not advise on) regulated mortgage contracts, while First Trust Independent Financial Advisers Ltd is authorised by the FSA to advise on and arrange (but not enter into or administer) regulated mortgage contracts.

Deposit protection and investor compensation

The Financial Services Compensation Scheme (“FSCS”) protects depositors in respect of their deposits with authorised banks in the UK. For deposit claims against firms declared in default before 1 October 2007, the maximum level of compensation is £31,700 (100% of £2,000 and 90% of the next £33,000). For claims against firms declared in default between 1 October 2007 and 6 October 2008 the maximum level of compensation is £35,000 per person. From 7 October 2008, the maximum level of compensation is £50,000 (100% of the first £50,000) per person. The FSCS also applies to investments, and covers loss arising when an investment business is unable to make payments to investors and also loss arising from bad investment advice or poor investment management. Payments under the FSCS for a claim against an investment firm (including residential mortgage business) are limited to 100% of the first £30,000 of an investor’s total investment and 90% of the next £20,000, resulting in a maximum payment of £48,000.

In respect of insurance mediation business, payments under the FSCS for a claim against an insurance mediation firm are calculated on the basis of (i) in respect of claims in respect of liabilities subject to compulsory insurance, 100% of the claim and (ii) in respect of other insurance claims, 100% of the first £2,000 and 90% of the remainder of the claim, with no limit to the claim in either circumstance. Each of AIB Group (UK) p.l.c. and First Trust Independent Financial Advisers Ltd is covered by the FSCS.AIB, as a bank operating in the UK under its EU passport, is not covered by the FSCS but, in accordance with the Deposit Guarantee Schemes Directive (Directive 94/19/EC), is covered by its home state (Ireland) deposit compensation plan (as described in ‘Supervision and regulation – Ireland’).

Consumer credit

The Consumer Credit Act (“CCA”) 1974 regulates the provision of secured and unsecured loans and ancillary credit businesses such as credit brokerage and debt collecting. A credit agreement is regulated by the CCA 1974 where (a) the borrower is or includes an ‘individual’ as defined in the CCA 1974; and (b) the credit agreement is not an exempt agreement under the CCA 1974 (for example, it is a regulated mortgage contract). However, if the agreement was made before 6 April 2008 (or in the case of agreements secured by a buy-to-let mortgage, before 31 October 2008) it will only be regulated under the CCA 1974 to the extent that the amount of ‘credit’ does not exceed £25, 000. The Office of Fair Trading is responsible for the issue of licenses under, and the superintendence of the working and the enforcement of the CCA 1974 and other consumer protection legislation. Both AIB and AIB Group (UK) p.l.c. hold current CCA 1974 licenses.

The Unfair Terms in Consumer Contracts Regulations 1999 (together with the Unfair Contract Terms Act 1977, the ‘Unfair Terms Regulations’) apply to certain contracts for goods and services entered into with consumers, including mortgages and related products and services. The main effect of the Unfair Terms Regulations is that a contractual term covered by the Unfair Terms Regulations which is ‘unfair’ will not be enforceable against a consumer.

Certain measures related to recent financial crisis

In response to the recent financial crisis in the UK, the Government has adopted a range of measures to provide support to UK credit institutions. This includes the HM Treasury Credit Guarantee Scheme and the Banking Recapitalisation Scheme, both of which, subject to the fulfilment of certain criteria, could be available to AIB Group (UK) p.l.c. as a FSA authorised deposit-taker.

4.3 Poland

Overview of banking regulation

BZWBK, with its registered office in Wroclaw, is established under Polish Law as a joint stock company authorised to carry out banking business in Poland. It is subject to the regulatory framework laid down by the Banking Act of 1997 as amended (‘Banking Act’), the National Bank of Poland Act of 1997 as amended (“NBP Act”) and executive regulations by the National Bank of Poland (“NBP”), the Financial Market Supervision Act of 2006 (“FMS”Act) with executive regulations by the Financial Supervision Commission (“FSC”), and the Law on the Banking Guarantee Fund of 1994 as amended (“BGF Law”).

The Banking Act

The Banking Act is of primary importance as it regulates the operation of the Polish banking system. It defines the principles governing the foundation of banks in Poland, their organisation, activity, turnaround process, liquidation, bankruptcy and supervision. In compliance with its articles, banking business in Poland is restricted to holders of banking licenses. After Poland’s accession to the EU, the amendments to the Banking Act implemented the EU ‘single market’ principle. As a result, credit institutions from other EU member states may undertake banking business in Poland upon notifying the banking supervisory authority, i.e. the FSC (successor of the Bank Supervision Committee effective from 1 January 2008). A branch set up by such a credit institution is subject to supervision by appropriate agencies in the credit institution’s home state. Still, it must comply with Polish law and the FSC is obliged to monitor its liquidity. The Banking Act and its executive regulations have established various prudential standards, including limits on each bank’s commitments to individual customers, limits on lending concentrations, classification of the quality of bank assets, constraints on equity investments, monthly reporting of liquidity levels and capital adequacy ratios. These requirements are generally in line with international standards.

On 12 November 2008, a new amendment to the Banking Law came into force which obliges banks to notify the public

Risk management—4. Supervision & regulation

prosecutors’ office and other relevant law enforcement agencies of an attempted concealment of criminal or fraudulent activity. Such authorities are also entitled to require access to confidential banking information in order to clarify suspicions arising in the course of their proceedings.

The NBP Act

The NBP Act regulates the Polish central bank, including the Monetary Policy Council (“MPC”). The MPC, which is placed within the NBP, is responsible for the monetary policy of Poland, sets official interest rates and the obligatory reserve rate.

The Financial Market Supervision Act

Based on the Financial Market Supervision Act of 2006, Poland adopted a consolidated model of financial market supervision in a two-stage process. A single supervisory authority under the name of the Financial Supervision Commission (“FSC”) was created with a view to replacing the three bodies regulating separately the stock market, insurance and pension plans market, and banking market.

As of 19 September 2006 the FSC took over the responsibilities of the Insurance and Pension Funds Supervision Commission, and the Securities and Exchange Commission which consequently ceased to exist. From 1 January 2008 the scope of financial supervision of the FSC was further extended to include supervision of banks previously performed by the Bank Supervision Committee (“BSC”) with the assistance of its executive body General Inspectorate of Banking Supervision (“GIBS”). With the dissolution of the BSC, the supervisory staff of the GIBS was transferred to the FSC’s office. To ensure smooth take-over of GIBS’ structures and duties, the NBP and the FSC signed an agreement governing their mutual cooperation and exchange of information. The objective of the banking supervision in Poland as performed by the FSC and previously BSC is to monitor and curtail excessive exposure of banks to various banking risks and thus ensure the safety of customer deposits and the stability of the financial system. Apart from exercising supervision over the financial market, the FSC is responsible for fostering proper operation, security and transparency of the financial market, promoting its development, preparing drafts of legal acts relating to financial market supervision and taking appropriate educational/informational actions. The committee is a collegial body supervised by the Prime Minister, to whom its annual reports are submitted.

Regulatory framework for capital markets

As an issuer of securities trading in the regulated market, BZWBK is subject to the three acts governing capital markets in Poland, namely the Act on Trading in Financial Instruments, the Act on Public Offering, Conditions for Introduction of Financial Instruments to Organised Trading System and on Public Companies (‘the Act on Public Offering’), and also the Act on Capital Market Supervision. These regulations came into effect on 24 October 2005 and superseded the previous Act on Public Trading in Securities. They have brought complete harmonisation of the Polish capital law with the current EU regulations, made it more liberal and market friendly and set up a new legal system (legal issues divided into three separate groups: primary market, secondary market and supervision) facilitating implementation of new EU directives. The prevailing legislation ensures adequate level of market protection and provides effective measures against irregularities such as the prohibition of precisely defined financial trading manipulation and the obligation on investment firms to notify the FSC of any suspicious financial transactions. Proper operation, stability and transparency of capital markets are enhanced by the powers vested in the FSC, including administrative measures from a pecuniary penalty to a cease and desist order. Based on legal provisions, all market participants are entitled to equal access to reliable information. The issuers of securities trading in the regulated market are required to disclose any circumstances or events that classify as inside information. They are also obliged to make public disclosures in the form of periodic (annual, semi-annual, quarterly) and current reports (on specific events concerning the issuer) which are regulated by the executive ordinance under the Act on Public Offering.

Capital market supervision as performed by the FSC is also governed by the Act on Investment Funds of May 2004. This Act and two others, i.e. the Act on Public Offering and the Act on Trading in Financial Instruments have been amended to transpose the Markets in Financial Instruments Directive (“MiFID”) to Polish law. Except for the Act on Trading in Financial Instruments, which is still subject to legal proceedings, the amended pieces of legislation have become effective from 12 January 2009. BZWBK, along with its subsidiaries involved in brokerage business, mutual funds and asset management, has implemented the provisions of MiFID to the extent that is compliant with the binding Polish regulations.

Legal Initiatives for Financial Stability

In 2008, while the Polish banking system was safe and stable, there was still a need to strengthen confidence in the country’s inter-bank market amid worldwide financial crisis. In autumn 2008, the President of NBP drew up so-called ‘Confidence Pact’ which puts forward measures aimed to ensure the smooth functioning of this market. It focuses on providing banks with liquidity in zloty and foreign currencies through a wider range of open market operations and an increased use of collateral.

On 28 October 2008 the Government approved the Bill, prepared by the Polish Minister of Finance, on provision of State Treasury support to liquidity-constrained financial institutions (banks, mutual funds, investment fund associations, brokerage houses and insurance companies). Support may take the form of government loan guarantees, loans of Treasury securities and preferential sales of Treasury securities.

As part of the scheme against the implications of the global financial crisis, in October 2008 an amendment to the BGF Law was approved which increased the guarantee for bank deposits and allowed the NBP to grant short-term loans to the BGF in situations threatening the banking system stability.

Based on the Act on Committee for Financial Stability of 7 November 2008, a Committee was set up consisting of the Minister of Finance, the chairman of the NBP and the chairman of the FSC. The objective of the Committee for Financial Stability is to ensure smooth cooperation, exchange of information and coordinated actions of the decision-making bodies (Ministry of Finance, the Central Bank and the Commission for Financial Supervision) in the event of any threats to the financial system.

Deposit protection law

Pursuant to the BGF Law, a banking guarantee fund was created to provide deposit insurance to all bank customers and to assist banks in the case of solvency problems. The BGF Law stipulates that banks must contribute on an annual basis predetermined percentages of the value of their total assets as well as risk-weighted guarantees and other off-balance sheet liabilities to the Banking Guarantee Fund. Similar to other EU member states, the Polish Parliament passed an amendment to the BGF Law providing for the full coverage of deposits up to the PLN equivalent of EUR 50,000 held by a single customer with a given bank, irrespective of other banking relationships. The new guarantee limit became effective from 28 November 2008.

Anti-money laundering law

The Act of 2000, as amended on Counteracting Introduction into Financial Circulation of Property Values Derived from Illegal or Undisclosed Sources imposes measures to prevent money laundering and the financing of terrorism. It also defines the scope of entities obliged to register above-threshold (in excess of € 15,000) and suspicious transactions and their specific duties with regard to gathering and disclosing information. Reports on both kinds of transactions are required to be filed with the General Inspector of Financial Information, who analyses them and in cases of justified suspicion that a given transaction constitutes a crime, passes information to a prosecutor along with respective documents. BZWBK has made the organisational and procedural arrangements to ensure compliance with the requirements under the Act. The third EU Anti-Money Laundering Directive came into force on 15 December 2007 but as yet it has not been transposed into national law but the legal procedures are well underway.

Data protection law

The Act on the Personal Data Protection of 1997, as amended, determines the principles of personal data processing and the rights of natural persons whose data are or can be processed as a part of a data filing system. Under the Act, each data administrator is obliged to conform to a number of technical and formal requirements, which include measures to protect the personal data, maintenance of appropriate documentation and a list of persons authorised to carry out the processing. The law is enforced by the Bureau of Inspector General who among other duties maintains a central registry of databases. Registration details include the name and address of the data controller, the scope and purpose of the data processing, methods of collection and disclosure, and the security measures. BZWBK complies with the data protection requirements and submits relevant notifications to the Inspector General.

Corporate Governance

In July 2007 the Warsaw Stock Exchange adopted the New Corporate Governance Rules compiled in the ‘Best Practices of WSE Listed Companies’. The best practices include four sections: Recommendations for Best Practices of Listed Companies, Best Practices of Management Boards of Listed Companies, Best Practices of Supervisory Board Members, Best Practices of Shareholders. The new Best Practices have been effective from 1 January 2008 and superseded the ‘Best Practices in Public Companies 2005’. They aim at enhanced transparency of listed companies, improved communication with investors and strengthened protection of stockholders’ rights. Bank Zachodni WBK observes corporate governance rules and issues annual reports confirming compliance.

Risk management—4. Supervision & regulation

4.4 United States

Nature of the AIB Group’s activities

AIB conducts operations in the United States directly and also indirectly through its shareholding in M&T. These direct and indirect activities require AIB and its affiliates to comply with a range of US federal and state laws.

Applicable federal and state banking laws and regulations

The International Banking Act of 1978 (the “IBA”) imposes limitations on the types of business that may be conducted by AIB in the United States and on the location and expansion of banking operations in the US. Because of its 24.2% shareholding in M&T, AIB is also subject to the provisions of the Bank Holding Company Act of 1956, as amended (together with regulations hereunder, the “BHCA”), and is subject to regulation by the Board of Governors of the Federal Reserve System (the ‘Board’).

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

The business and activities of M&T are subject to regulation by state and federal bank regulatory agencies. Furthermore, there are regulatory limitations on the amount of dividends the banking subsidiaries of M&T may pay without prior regulatory approval. The banking regulators may prohibit the payment of any dividend which would constitute an ‘unsafe or unsound practice’.

In addition to its indirect operations in the United States through M&T, AIB conducts corporate lending, treasury and other operations directly through various offices in major US cities. In December 2003, AIB sold the retail business at its New York branch to Atlantic Bank of New York. However, AIB maintains its license for the New York branch and is authorised to conduct certain corporate lending, treasury and other operations. Therefore, the New York branch is still subject to supervision, regulation and periodic examination by the New York State Banking Department and the Board. Acting through its various US offices, AIB is subject to a variety of federal and state banking and other laws.

On 26 October 2001, in response to the events of 11 September the President of the United States signed into law the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the ‘USA Patriot Act’). The USA Patriot Act significantly expands the responsibilities of financial institutions in preventing the use of the US financial system for money laundering or to fund terrorist activities. Title III of the USA Patriot Act (officially, the ‘International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001’) is the anti-money laundering portion of the USA Patriot Act and amends the Bank Secrecy Act (the “BSA”). Title III provides for a sweeping overhaul of the US anti-money laundering regime. Among other provisions, Title III of the USA Patriot Act and the BSA require financial institutions operating in the United States to adopt risk-based anti-money laundering programs, develop ‘know your customer’ policies and customer identification programs, establish due diligence programs for foreign correspondent banking and private banking relationships, monitor and report suspicious activity to regulatory authorities, and report certain transactions involving currency and monetary instruments.

AIB’s operations in the United States must also comply with the US Treasury Department’s Office of Foreign Assets Control (“OFAC”) regulations. OFAC administers and enforces economic and trade sanctions against targets such as foreign countries, terrorists, and international narcotics traffickers to carry out U.S. foreign policy and national security objectives. Generally, the regulations require blocking of accounts and other property of specified countries, entities and individuals, and the prohibition of certain types of transactions (unless OFAC issues a license) with specified countries, entities and individuals. Banks, including US branches of foreign banks, are expected to establish and maintain appropriate OFAC compliance programs to ensure compliance with OFAC regulations.

Applicable federal and state securities laws and regulations

AIB’s ordinary shares are listed on the New York Stock Exchange and are registered with the Securities and Exchange Commission (the “SEC”). Like other registrants, AIB files reports required under the Securities Exchange Act of 1934 (the ‘Exchange Act’) and other information with the SEC, including Annual Reports on Form 20-F and Current Reports on Form 6-K. On 30 July 2002, the President of the United States signed into law the Sarbanes-Oxley Act of 2002 (‘Sarbanes-Oxley Act’). The Sarbanes-Oxley Act imposes significant requirements on AIB and other SEC registrants. These include requirements with respect to the composition of AIB’s audit committee, the supervision of AIB’s auditors (and the services that may be provided by such auditors), and the need for personal certification by the chief executive officer and chief (principal) financial officer of Annual Reports on Form 20-F, as well as the financial statements included in such reports and related matters.

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

Certain Measures Related to the Recent Financial Crisis

On 3 October 2008, in response to the global financial crisis, the President of the United States signed into law the Emergency Economic Stabilisation Act of 2008 (“EESA”) a statute which, among other things, gave the Treasury Secretary the authority to establish the Troubled Asset Relief Program (“TARP”), which is designed to purchase, and to make and fund commitments to purchase, ‘troubled assets’ from financial institutions, which, with certain limitations, may include U.S. branches of foreign banking organisations. The Federal Deposit Insurance Corporation (“FDIC”) has implemented a Temporary Liquidity Guarantee Program (“TLGP”) with two components, the Debt Guarantee Program (“DGP”), under which the FDIC guarantees the payments of certain newly-issued senior unsecured debt, and the Transaction Account Guarantee Program (“TAGP”), under which the FDIC guarantees certain noninterest bearing transaction accounts. Eligible entities include, among others, FDIC-insured depository institutions (excluding, in the case of the DGP, FDIC-insured branches of foreign banks) and any U.S. bank holding company or financial holding company that controls at least one chartered and operating insured depository institution. Additional programs have been established by the Federal Reserve Banks, such as the Asset Backed Commercial Paper Money Market Mutual Fund Liquidity Facility (“AMLF”) and the Commercial Paper Funding Facility (“CPFF”). Under the AMLF, eligible borrowers, including U.S. branches and agencies of foreign banks, may borrow funds from the AMLF in order to fund the purchase of eligible asset backed commercial paper from a money market mutual fund under certain conditions. The CPFF is designed to provide a liquidity backstop through a special purpose vehicle that purchases three-month unsecured and asset-backed commercial paper directly from U.S. issuers, including U.S. issuers with a foreign parent company.

Under the authority of EESA, the U.S.Treasury instituted a voluntary capital purchase program (“CPP”) to encourage U.S. financial institutions to build capital to increase the flow of financing to U.S. businesses and consumers and to support the U.S. economy. Under the program, the U.S.Treasury has been purchasing senior preferred shares of financial institutions which will pay cumulative dividends at a rate of 5% per year for five years and thereafter at a rate of 9% per year.The terms of the senior preferred shares indicate that the shares may not be redeemed for three years except with the proceeds of a ‘qualifying equity offering’ and that after three years, the shares may be redeemed, in whole or in part, at par value plus accrued and unpaid dividends. In February 2009, legislation was signed that may result in changes in those terms. The senior preferred shares are non-voting and qualify as tier 1 capital for regulatory reporting purposes. In connection with purchasing senior preferred shares, the U.S.Treasury also receives warrants to purchase the common stock of participating financial institutions having a market price of 15% of the amount of senior preferred shares on the date of investment with an exercise price equal to the market price of the participating institution’s common stock at the time of approval, calculated on a 20-trading day trailing average.The warrants have a term of ten years and are immediately exercisable, in whole or in part. For a period of three years, the consent of the U.S.Treasury will be required for participating institutions to increase their common stock dividend or repurchase their common stock, other than in connection with benefit plans consistent with past practice. Participation in the CPP also includes certain restrictions on executive compensation. The minimum subscription amount available to a participating institution is one percent of total risk-weighted assets. The maximum subscription amount is three percent of risk-weighted assets.

These recent initiatives primarily affect AIB indirectly through its ownership interest in M&T, which has elected to participate in the TLGP and in the CPP. M&T elected to participate in the CPP at an amount equal to approximately 1% of its risk-weighted assets at the time. Pursuant to that election, on 23 December 2008, M&T issued to the U.S.Treasury $600 million of Series A Preferred Stock and warrants to purchase 1,218,522 shares of M&T Common Stock at $73.86 per share.

Other locations

Smaller operations are undertaken in other locations that are also subject to the regulatory environment in those jurisdictions.

Corporate Governance

Directors & senior management

Certain information in respect of the Directors and Executive Officers is set out below.

Dermot Gleeson BA, LLM—Chairman

Barrister, and member of the Adjunct Law Faculty of University College Dublin. Chairman of University College Cork’s Governing Body and a member of the Royal Irish Academy. He has held the following positions and offices in the recent past: Attorney General of Ireland, member of the Council of State, and Chairman of the Review Body on Higher Remuneration in the Public Sector, Chairman of the Irish Council for Bioethics, and Director of the Gate Theatre. Joined the Board in 2000, and appointed Chairman in 2003. (Age 60)

Eugene Sheehy* MSc—Group Chief Executive

Joined AIB in 1971. Appointed General Manager, Retail Operations in 1999, and Managing Director, AIB Bank, Republic of Ireland in 2001. Appointed Chief Executive Officer of AIB’s USA Division and Executive Chairman of Allfirst Financial Inc. in 2002. Appointed Chairman and CEO, Mid Atlantic Division, M&T Bank, and a member of the Executive Management Committee and Board of M&T Bank Corporation (“M&T”) in April 2003, following the acquisition by AIB of a strategic stake in M&T. Appointed AIB Group Chief Executive-Designate in March 2005, co-opted to the Board on 12 May 2005, and assumed responsibility as Group Chief Executive with effect from 1 July 2005. Fellow and past President of the Institute of Bankers in Ireland. (Age 54)

Declan Collier

Chief Executive of the Dublin Airport Authority. Director of Dublin Airport Authority plc. Chairman of Aer Rianta International cpt and DAA Finance plc. Joined the Board in January 2009 as a nominee of the Minister for Finance under the Irish Government’s Credit Institutions (Financial Support) Scheme 2008. (Age 54)

Kieran Crowley BA, FCA—Corporate Social Responsibility Committee Chairman

Consultant. Founder of Crowley Services Dublin Ltd., which operates the Dyno-Rod franchise in Ireland. Director of AIB Group (UK) p.l.c. and former Director of Bank Zachodni WBK S.A., AIB’s Polish subsidiary. A member of the Government appointed Advisory Forum on Financial Legislation. Former Chairman of the Small Firms Association and member of the Irish Business and Employers’ Confederation (IBEC) National Executive Council. Joined the Board in 2004. (Age 57)

Colm Doherty* B Comm

Managing Director,AIB Capital Markets. Director of M&T Bank Corporation. Joined AIB International Financial Services in 1988, and became its Managing Director in 1991. Appointed Head of Investment Banking in 1994, and assumed his present position in 1999. Joined the Board in 2003. (Age 50)

Donal Forde* MSc

Managing Director,AIB Bank, Republic of Ireland. Joined AIB in 1978. Appointed Head of Treasury Services in 1998 and General Manager, Strategic Development Unit, AIB Bank in 1999; assumed his current position in 2002. Director of Hibernian Group PLC. Fellow and past President of the Institute of Bankers in Ireland and past President of the Irish Banking Federation. Joined the Board in 2007. (Age 48)

Stephen Kingon CBE, BA, DBA, FCA, FCIM

Chairman of Invest Northern Ireland and of the Northern Ireland Centre for Competitiveness. Member of the Economic Development Forum, and co-chair of the North/South Roundtable Group. Director of AIB Group (UK) p.l.c., Mivan (UK) Limited, the Baird Group Limited and Anderson Spratt Group (Holdings) Limited. Member of the BT Ireland Advisory Board. He has held the following positions and offices in the recent past: Managing Partner of PricewaterhouseCoopers in Northern Ireland; President of the Northern Ireland Chamber of Commerce and Industry; Chairman of Business in the Community in Northern Ireland, the Ulster Society of Chartered Accountants, and the Institute of Management Consultancy in Northern Ireland; and Joint Secretary for the Institute of Chartered Accountants in Ireland. Joined the Board in 2007. (Age 61)

Anne Maher FIIPM, BCL

Chairman of the Medical Professional Competence Steering Committee. Member of the Professional Oversight Board (UK), (an operating body of the UK Financial Reporting Council); the FTSE Policy Group; the Actuarial Stakeholder Interests Working Group (UK); and a Governor of the Pensions Policy Institute (UK). Board member of the Retirement Planning Council of Ireland. She has held the following positions and offices in the recent past: Chief Executive of The Pensions Board for Ireland, Chairman of the Irish Association of Pension Funds and Board Member of the Irish Accounting and Auditing Supervisory Authority. Joined the Board in 2007. (Age 63)

Dan O’Connor B Comm, FCA—Audit Committee Chairman

Director of CRH plc, former President and Chief Executive Officer, GE Consumer Finance Europe, and former Senior Vice- President of General Electric Company. Joined the Board in 2007. (Age 49)

John O’Donnell* FCMA, FCCA—Group Finance Director

Joined AIB in 1989 as Associate Director, AIB International Financial Services, becoming Managing Director in 1995. Appointed Managing Director, AIB Corporate Finance in 1996, Head of Investment Banking, AIB Capital Markets in 2001, and Group Finance Director-Designate in July 2005. Joined the Board in 2006. (Age 54)

Sean O’Driscoll B Comm, FCA—Remuneration Committee Chairman

Group Chief Executive, Glen Dimplex. Member of the University College Cork President’s Consultative Board. Appointed by the Irish Government to the high-level group overseeing Ireland’s Asia strategy. Awarded an Honorary OBE for his contribution to British industry. Joined the Board in 2006. (Age 51)

David Pritchard BSc (Eng)—Chairman, AIB Group (UK) p.l.c.; Senior Independent Non-Executive Director

Former Group Treasurer, Executive Director, and Non-Executive Deputy Chairman of Lloyds TSB Group plc; spent two years as secondee at the Financial Services Authority while employed at Lloyds TSB. Former Managing Director Citicorp Investment Bank, London, and former General Manager Royal Bank of Canada Group. Non-Executive Chairman of Songbird Estates plc, Non-Executive Director of Euromoney Institutional Investor PLC., The Motability Tenth Anniversary Trust, and former Non-Executive Director of LCH Clearnet Group. Joined the Board in 2007. Assumes the role of Senior Independent Non-Executive Director from the date of the 2009 Annual General Meeting. (Age 64)

Dick Spring

Former Tanaiste (Deputy Prime Minister) of the Republic of Ireland, Minister for Foreign Affairs and leader of the Labour Party. Executive Vice Chairman, Fexco Holdings Ltd., Chairman of International Development Ireland Ltd., Altobridge Ltd., and Alder Capital Ltd. Director of Repak Ltd. and the Realta Global Aids Foundation Ltd. Joined the Board in January 2009 as a nominee of the Minister for Finance under the Irish Government’s Credit Institutions (Financial Support) Scheme 2008. (Age 59)

Michael J Sullivan JD—Senior Independent Non-Executive Director

Served as US Ambassador to Ireland from January 1999 to June 2001 and as Governor of the State of Wyoming, USA, between 1987 and 1995. Director of Kerry Group plc, Sletten Construction Inc., Cimarex Energy, Inc., First Interstate BancSystem, Inc., and a Trustee of the Catholic Diocese of Wyoming. Member of the Bar, State of Wyoming, and Partner, Rothgerber, Johnson & Lyons, LLC. Joined the Board in 2001. Retires from the Board at the 2009 Annual General Meeting. (Age 69)

Robert G Wilmers

Chairman and Chief Executive Officer of M&T Bank Corporation (“M&T”), Buffalo, New York State. Serves as Chairman of the Empire State Development Corporation. Director of The Business Council of New York State, Inc. Served as Chairman of the New York State Bankers’ Association in 2002, and as a Director of the Federal Reserve Bank of New York from 1993 to 1998. Joined the Board in 2003, as the designee of M&T, on the acquisition by AIB of a strategic stake in M&T. (Age 74)

Jennifer Winter BSc

Vice-President, Corporate Reputation and Government Affairs, AstraZeneca plc. Former positions and offices held include Chief Executive, the Barretstown Gang Camp Limited, Director of Project Management Holdings Ltd., and Managing Director of SmithKline Beecham, Ireland. Joined the Board in 2004. (Age 49)

*	Executive Directors

Corporate Governance

Board Committees

Information concerning membership of the Board’s Audit, Corporate Social Responsibility, Nomination & Corporate Governance, and Remuneration Committees is given in the Corporate Governance statement on pages 113 to 115.

Executive Officers (in addition to Executive Directors above)

Name	Principal occupation	Year in which appointed to present position
Gerry Byrne (53)	Managing Director,
	AIB CEE Division	2001

Robbie Henneberry (45)	Managing Director,
	AIB Group (UK) p.l.c.	2005

Steve Meadows (55)	Chief Operating Officer	2005

Mary Toomey (60)	Head of Group Strategic
	Human Resources	2005

Nick Treble (49)	Group Chief Risk Officer	2007

Report of the Directors

for the year ended 31 December 2008

The Directors of Allied Irish Banks, p.l.c. (‘the Company’) present their report and the audited accounts for the year ended 31 December 2008. A Statement of the Directors’ responsibilities in relation to the Accounts appears on page 255.

Results

The Group profit attributable to the ordinary shareholders of the Company amounted to € 767 million and was arrived at as shown in the Consolidated income statement on page 136.

Dividend

An interim dividend of EUR 30.6c per ordinary share, amounting to € 270 million, was paid on 26 September 2008. No final dividend will be paid.

The profit attributable to the ordinary shareholders of the Company, which has been transferred to reserves, and the dividends paid during 2008, are dealt with as shown in the Consolidated reconciliation of movements in shareholders’ equity on page 143.

Capital

Information on the structure of the Company’s share capital, including the rights and obligations attaching to each class of shares, is set out in note 48 and in the Schedule on pages 258 to 262.

There were no allotments of new shares during the year. Details of Treasury Shares re-issued under the AIB Employee Share Schemes are given in note 49.

At the 2008 Annual General Meeting (“AGM”), shareholders granted authority for the Company, or any subsidiary, to make market purchases of up to 91.8 million ordinary shares of the Company, subject to the terms and conditions set out in the relevant resolution. As at 31 December 2008 some 35.7 million shares purchased in previous years under similar authority were held as Treasury Shares; information in this regard is given in note 49.

Accounting policies

The principal accounting policies, together with the basis of preparation of the accounts, are set out on pages 119 to 135.

Review of activities

The Statement by the Chairman on pages 4 and 5 and the Review by the Group Chief Executive on pages 6 and 7 and the Management Report on pages 24 to 46 contain a review of the development of the business of the Group during the year, of recent events, and of likely future developments.

Directors

The following Board changes occurred with effect from the dates shown:

•	Mr. Adrian Burke retired as a Non-Executive Director on 22 April 2008;

•	Mr. Jim O’Leary retired as a Non-Executive Director on 22 April 2008;

•	Mr. Bernard Somers resigned as a Non-Executive Director on 31 December 2008;

•	Mr. Declan Collier was appointed a Non-Executive Director on 22 January 2009;

•	Mr. Dick Spring was appointed a Non-Executive Director on 22 January 2009.

Mr. Michael J. Sullivan will retire at the 2009 AGM and will not offer himself for re-appointment. All other Directors will retire at the 2009 AGM and, being eligible, offer themselves for reappointment. The names of the Directors appear on pages 106 and 107 together with a short biographical note on each Director.

The appointment and replacement of Directors, and their powers, are governed by company law and the Articles of Association, and information on these is set out on pages 263 to 265. Amendments to the Articles of Association can only be effected by special resolution of shareholders.

Directors’ and Secretary’s Interests in the Share Capital

The interests of the Directors and the Secretary in the share capital of the Company are shown in note 59.

Report of the Directors

for the year ended 31 December 2008

Substantial Interests in the Share Capital

The following substantial interests in the Ordinary Share Capital (excluding shares held as Treasury Shares) had been notified to the Company at 27 February 2009:

•	T. Rowe Price Associates Inc. 5.2%; and

•	Irish Life Investment Managers Limited 3.3%.

None of the clients on whose behalf these shares are held had a beneficial interest in 3% or more of the Ordinary Share Capital. An analysis of shareholdings is shown on page 275.

Corporate Governance

The Directors’ Corporate Governance statement appears on pages 111 to 117.

Books of Account

The measures taken by the Directors to secure compliance with the Company’s obligation to keep proper books of account are the use of appropriate systems and procedures, including those set out in the Internal Control section of the Corporate Governance statement on pages 116 and 117, and the employment of competent persons. The books of account are kept at the Company’s Registered Office, Bankcentre, Ballsbridge, Dublin 4, Ireland; at the principal offices of the Company’s main subsidiary companies, as shown on pages 276 and 277; and at the Company’s other principal offices, as shown on those pages.

Principal Risks and Uncertainties

Information concerning the principal risks and uncertainties facing the Company and the Group, as required under the terms of the European Accounts Modernisation Directive (2003/51/EEC) (implemented in Ireland by the European Communities (International Financial Reporting Standards and Miscellaneous Amendments) Regulations 2005), is set out in the Risk Management section on pages 60 to 64.

Branches outside the State

The Company has established branches, within the meaning of EU Council Directive 89/666/EEC (implemented in Ireland by the European Communities (Branch Disclosures) Regulations 1993), in Australia, Canada, Estonia, France, Germany, Latvia, Lithuania, the United Kingdom and the United States of America.

Auditor

The Auditor, KPMG, has signified willingness to continue in office in accordance with Section 160(2) of the Companies Act, 1963.

Dermot Gleeson

Chairman

Eugene Sheehy

Group Chief Executive

Corporate governance

Corporate governance is concerned with how companies are managed and controlled. The Board is committed to the highest standards in that regard.

AIB is listed on the Irish and London Stock Exchanges and has an ADR listing on the New York Stock Exchange (“NYSE”). AIB’s corporate governance practices reflect Irish company law, the Listing Rules of the aforementioned Stock Exchanges and the UK Listing Authority, the principles and provisions of the Combined Code on Corporate Governance (“the Code”), and certain provisions of the US Sarbanes Oxley Act of 2002.

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

The Board held 11 scheduled meetings during 2008, twelve additional out-of-course meetings or briefings, and a full day seminar focussing on strategic issues. One of the scheduled meetings was held in Poland, where AIB is the majority shareholder in Bank Zachodni WBK S.A., a significant banking company, and one was held in Baltimore, U.S.A, the local headquarters of M&T Bank Corporation, in which AIB holds a 24.2% stake. Attendance at Board meetings and meetings of Committees of the Board is reported on below. During a number of Board meetings, the Non-Executive Directors met in the absence of the Executive Directors, in accordance with good governance standards. In addition to their attendance at Board and Committee meetings, Non-Executive Directors attended Board meetings of overseas subsidiaries and held consultative meetings with the Chairman.

Membership

It is the policy of the Board that a significant majority of the Directors should be Non-Executive. At 31 December 2008, there were 11 Non-Executive Directors and 4 Executive Directors. Non-Executive Directors are appointed so as to maintain an appropriate balance on the Board, and to ensure a sufficiently wide and relevant mix of backgrounds, skills and experience to provide strong and effective leadership and control of the Group.

Mr. Bernard Somers resigned as a Non-Executive Director on 31 December 2008 in order to avoid conflicts of interest arising between his fiduciary duty as a Director and his private business as Principal of a corporate restructuring consultancy firm.

The names of the Directors, with brief biographical notes, appear on pages 106 and 107. All Directors are required to act in the best interests of the Company, and to bring independent judgement to bear in discharging their duties as Directors. Mr. Robert G Wilmers serves as a Director of the Company as the designee of M&T Bank Corporation, in which AIB held a 24.2% interest at 31 December 2008. In these circumstances, Mr. Wilmers is not determined to be independent for the purposes of the Code. The Board has determined that all other Non-Executive Directors in office in December 2008 are independent in character and judgement and free from any business or other relationship with the Company or the Group that could affect their judgement.

Mr. Declan Collier and Mr. Dick Spring were appointed Non-Executive Directors on 22 January 2009 as nominees of the Minister for Finance under the Irish Government’s Credit Institutions (Financial Support) Scheme 2008 (S.I. No. 411 of 2008).

On 12 February 2009, AIB announced that, subject to shareholder and regulatory approval, it had agreed to accept an offer from

Corporate Governance (continued)

the Irish Government to subscribe for € 3.5bn of New Preference Shares. The issuance of, and the conditions attaching to, the New Preference Shares will be placed before shareholders for approval at a General Meeting of shareholders on 7 May 2009. Subject to shareholder approval, the New Preference Shares will give the Minister for Finance the right, while any New Preference Shares are outstanding, to directly appoint 25% of the Directors (including the two Directors appointed under the Scheme referred to in the previous paragraph), and 25% of total ordinary voting rights in respect of change of control transactions over 50% and Board appointments.

Mr. Michael J Sullivan will retire from the Board at the 2009 Annual General Meeting after seven years of service.

Attendance at scheduled Board and Board Committee Meetings

Name	Board		Audit Committee		Corporate Social Responsibility Committee		Nomination & Corporate Governance Committee		Remuneration Committee
	A	B	A	B	A	B	A	B	A	B
Kieran Crowley	11	11	12	12	3	3
Colm Doherty	11	11
Donal Forde	11	11			3	3
Dermot Gleeson	11	11					2	2	3	3
Stephen L Kingon	11	11	12	12	3	3
Anne Maher	11	11	12	12
Dan O’Connor	11	11	12	12			2	2
John O’Donnell	11	11
Sean O’Driscoll	11	11			3	2			3	3
David Pritchard	11	11	7	6					3	3
Eugene Sheehy	11	11					2	2
Bernard Somers	11	11					2	2	3	3
Michael J Sullivan	11	9			3	2	2	2
Robert G Wilmers	11	9
Jennifer Winter	11	9			1	1			2	2

Column A indicates the number of scheduled meetings held during 2008 which the Director was eligible to attend; Column B indicates the number of meetings attended by each Director during 2008.

Chairman

Mr. Dermot Gleeson has been Chairman of the Board since 2003. His responsibilities include the leadership of the Board, ensuring its effectiveness, setting its agenda, ensuring that the Directors receive adequate, accurate and timely information, facilitating the effective contribution of the Non-Executive Directors, ensuring the proper induction of new Directors, and reviewing the performance of individual Directors. Mr. Gleeson’s term as Chairman will expire in April 2011. During 2008, the Chairman attended one meeting of each of the Board of AIB Group (UK) p.l.c. and the Supervisory Board of Bank Zachodni WBK S.A., both being overseas subsidiaries.

Group Chief Executive

The day-to-day management of the Group has been delegated to the Group Chief Executive, Mr. Eugene Sheehy, who took up that position on 1 July 2005. His responsibilities include the formulation of strategy and related plans, and, subject to Board approval, their execution. He is also responsible for ensuring an effective organisation structure, for the appointment, motivation and direction of the senior executive management, and for the operational management of all the Group’s businesses. During 2008, the Group Chief Executive attended two meetings of each of the Board of AIB Group (UK) p.l.c. and the Supervisory Board of Bank Zachodni WBK S.A.

Senior Independent Non-Executive Director

The Senior Independent Non-Executive Director is available to shareholders if they have concerns which contact through the normal channels of Chairman or Group Chief Executive have failed to resolve, or for which such contact is considered by the shareholder(s) concerned to be inappropriate. Mr. David Pritchard will replace Mr. Michael J Sullivan as the Senior Independent Non-Executive Director, upon Mr. Sullivan’s retirement from the Board at the 2009 Annual General Meeting.

Company Secretary

The Directors have access to the advice and services of the Company Secretary, Mr. Liam Kinsella, who is responsible for ensuring that Board procedures are followed and that applicable rules and regulations are complied with.

Performance Evaluation

Evaluations of the performances of the Board and Board Committees were conducted during the year by Mr. Michael J Sullivan, the Senior Independent Non-Executive Director, who held discussions with each of the Directors. The results were presented to the Board. The evaluation of the performance of the individual Directors was conducted by the Chairman. An evaluation of the performance of the Chairman was conducted in his absence by the Non-Executive Directors, under the Chairmanship of Mr. Sullivan, who had also consulted the Executive Directors.

Terms of Appointment

Non-Executive Directors are generally appointed for a three-year term, with the possibility of renewal for a further three years; the term may be further extended, in exceptional circumstances, on the recommendation of the Nomination and Corporate Governance Committee. Following appointment, Directors are required by the Articles of Association to retire at the next Annual General Meeting (“AGM”), and may go forward for reappointment. Subsequently, all Directors are required to submit themselves for re-appointment at intervals of not more than three years. Since 2005, all the Directors retire from office at the AGM and offer themselves for reappointment. It is intended that this measure of strengthened corporate governance practice will apply again at the 2009 AGM. Letters of appointment, as well as dealing with appointees’ responsibilities, stipulate that a specific time commitment is required from Directors (a copy of the standard terms of the letter of appointment of Non-Executive Directors is available from the Company Secretary).

Induction and Professional Development

There is an induction process for new Directors. Its content varies as between Executive and Non-Executive Directors. In respect of the latter, the induction is designed to familiarise Non-Executive Directors with the Group and its operations, and comprises the provision of relevant briefing material, including details of the Company’s strategic and operational plans, and a programme of meetings with the Group Chief Executive, the Heads of Divisions and the senior management of businesses and support functions. During 2008, internal seminars on credit risk management policies and practice, the internal audit risk assessment and planning process, and accounting principles and practice relevant to the preparation of the financial statements, were conducted for the benefit of Audit Committee members. All Directors were invited to participate in the seminars and were offered the opportunity to attend external courses to update their knowledge

Board Committees

The Board is assisted in the discharge of its duties by a number of Board Committees, whose purpose is to consider, in greater depth than would be practicable at Board meetings, matters for which the Board retains responsibility. The composition of such Committees is reviewed annually by the Board. A description of these Committees, each of which operates under Terms of Reference approved by the Board, and their membership, is given below. The minutes of all meetings of Board Committees are circulated to all Directors, for information, with their Board papers, and are formally noted by the Board. This provides an opportunity for Directors who are not members of those Committees to seek additional information or to comment on issues being addressed at Committee level. The Terms of Reference of the Audit Committee, the Corporate Social Responsibility Committee, the Nomination and Corporate Governance Committee, and the Remuneration Committee are available on AIB’s website: www.aibgroup.com.

Audit Committee

Members: Dan O’Connor, Chairman; Mr. Adrian Burke (retired from the Board on 22 April 2008); Mr. Kieran Crowley; Mr. Stephen L Kingon; Ms. Anne Maher; Mr. Jim O'Leary (retired from the Board on 22 April 2008); and Mr. David Pritchard (from 1 May 2008).

The role and responsibilities of the Audit Committee are set out in its Terms of Reference. Those responsibilities are discharged through its meetings and receipt of reports from Management, the external Auditor (‘the Auditor’), the Group Finance Director, the Group Internal Auditor, the Group Chief Risk Officer, and the Group General Manager, Regulatory and Operational Risk.

The Audit Committee reviews the Group’s annual and interim financial statements; the scope of the audit; the findings, conclusions and recommendations of the Group Internal Auditor and the Auditor; reports on compliance; and the effectiveness of internal controls. The Committee is responsible for making recommendations on the appointment, re-appointment and removal of the

Corporate Governance (continued)

Auditor, ensuring the cost-effectiveness of the audit, and for confirming the independence of the Auditor, the Group Internal Auditor, and the Group General Manager, Regulatory and Operational Risk, each of whom it meets separately at least once each year, in confidential session, in the absence of Management. Each of these parties has unrestricted access to the Chairman of the Audit Committee. There is a process in place by which the Audit Committee reviews the nature and extent of non-audit services undertaken by the Auditor and, if considered appropriate, approves, within parameters approved by the Board, the related fees. This ensures that the objectivity and independence of the Auditor is safeguarded. A report is submitted, annually, to the Board, regarding the activities undertaken and issues considered by the Committee. During 2008, the Audit Committee reviewed its own functioning, and Terms of Reference with the assistance of external consultants. Arising from those reviews, a number of modifications was made to strengthen the Committee’s functioning and Terms of Reference. The Audit Committee met on twelve occasions during 2008. The following attend the Committee’s meetings, by invitation: the Auditor; the Group Finance Director; the Group Head of Accounting and Finance; the Group Internal Auditor; the Group Chief Risk Officer; and the Group General Manager, Regulatory and Operational Risk.

The Board has determined that each of Mr Stephen L Kingon and Mr Dan O’Connor is an ‘audit committee financial expert’ for the purposes of Section 407 of the US Sarbanes-Oxley Act of 2002. Messrs Kingon and O’Connor have accepted this determination on the understanding that they have not thereby agreed to undertake additional responsibilities beyond those of a member (and Chairman, in the case of Mr. O’Connor) of the Audit Committee.

Corporate Social Responsibility Committee

Members: Mr. Kieran Crowley, Chairman (from 1 June 2008); Ms. Jennifer Winter, (Chairman and member until 31 May 2008); Mr. Donal Forde; Mr. Stephen L Kingon; Mr. Sean O’Driscoll and Mr. Michael J Sullivan.

The responsibilities of the Corporate Social Responsibility (“CSR”) Committee are to recommend Group CSR policies and objectives, review and direct CSR activities across the Group, monitor CSR best practice developments, and review and approve corporate-giving budgets and substantial philanthropic donations. A report is submitted annually to the Board, regarding the activities undertaken and issues considered by the Committee. AIB manages and reports on its CSR activities under the headings of Marketplace, People, Environment and Community. In addition, progress in these areas is reported publicly through the Annual Report and AIB’s CSR website: www.aibgroup.com/csr.

During 2008, significant progress was made in developing environmental initiatives in the Republic of Ireland and an updated Better Ireland programme was reviewed and launched. In addition, the Committee monitored the AIB Enterprise Complaints programme and was updated on initiatives and programmes concerning staff welfare.

The Committee met on three occasions during 2008.

Nomination and Corporate Governance Committee

Members: Mr. Dermot Gleeson, Chairman; Mr. Dan O’Connor; Mr. Eugene Sheehy; Mr. Bernard Somers (up to 31 December 2008); and Mr. Michael J Sullivan.

The Nomination and Corporate Governance Committee’s responsibilities include: recommending candidates to the Board for appointment as Directors; reviewing the size, structure and composition of the Board and the Board Committees; and reviewing succession planning. The search for suitable candidates for the Board is a continuous process, and recommendations for appointment are made, based on merit and objective criteria, following an appraisal process and interviews. The Committee is also responsible for reviewing the Company’s corporate governance policies and practices. During the year, the Committee reviewed its performance and Terms of Reference. No changes to the Terms of Reference were considered necessary. The Committee met on two occasions during 2008.

Remuneration Committee

Members: Mr. Sean O’Driscoll, Chairman; Mr. Dermot Gleeson; Mr. David Pritchard; Ms. Jennifer Winter (from 1 May 2008); and Mr. Bernard Somers (up to 31 December 2008).

The Remuneration Committee’s responsibilities include recommending to the Board:

•	Group remuneration policies and practices;

•	the remuneration of the Chairman of the Board (which matter is considered in his absence);

•	performance-related bonus schemes for Executives; and the operation of share-based incentive schemes.

The Committee also determines the remuneration of the Group Chief Executive, and, in consultation with the Group Chief Executive, the remuneration of the other Executive Directors and the other members of the Group Executive Committee, under advice to the Board. The Remuneration Committee is co-operating with the Covered Institution Remuneration Oversight Committee appointed by the Minister for Finance under the Credit Institutions (Financial Support) Scheme 2008 “to oversee all remuneration plans of senior executives of the covered institutions.”

The Committee receives independent professional advice from remuneration consultants. During the year, the Committee reviewed its performance and Terms of Reference. Arising from that review, modifications were made to the Terms of Reference.

The Committee met on three occasions during 2008.

Directors’ Remuneration

The Report on Directors’ Remuneration and Interests appears in note 59 to the financial statements.

Relations with Shareholders

The summary Shareholders’ Report has been expanded to include core information which, heretofore, has been available only in the Annual Report and Accounts. The summary Report, a copy of which has been sent to each shareholder, explains features of the Company’s performance in the previous year, and includes, inter alia, the Chairman’s Statement and Group Chief Executive’s Review, an abridged Corporate Governance Statement, biographical details of the Directors, details of the Directors’ remuneration, and a description of AIB’s interaction with the wider community. The Annual Report and Accounts has been sent only to shareholders who specifically requested it.

Website

The website, www.aibgroup.com, contains, for the previous five years, the Annual Report and Accounts, the Interim Report/Half-yearly Financial Report, the Annual Report on Form 20-F, and slides from annual and interim results presentations to analysts, brokers and investors. The Company’s presentations of Annual and Interim Financial Results are broadcast live on the internet, and may be accessed on: www.aibgroup.com/webcast. The times of the broadcasts are announced in advance on the website, which is also updated to include the Company’s Stock Exchange releases. These releases include an Interim Management Statement, issued in May and November in compliance with the EU Transparency (Directive 2004/109/EC) Regulations 2007. These items are thus available for review by all shareholders who have access to the internet.

Annual General Meeting

All shareholders are invited to attend the AGM and to participate in the proceedings. Shareholders are invited to submit written questions in advance of the AGM, to which the Chairman responds in writing following the meeting. At the AGM, it is practice to give a brief update on the Group’s trading performance and developments of interest for the year to date. Separate resolutions are proposed on each separate issue. The proportion of proxy votes lodged for, against, and withheld relating to each resolution is indicated and subsequently published on AIB’s website; this shows what the voting position would be if all votes cast, including votes cast by shareholders not in attendance, were taken into account. Proxy forms provide the option for shareholders to direct their proxies to withhold their vote.

It is usual for all Directors to attend the AGM and to be available to meet shareholders before and after the Meeting. The Chairmen of the Board’s Committees are available to answer questions about the Committees’ activities. A Help Desk facility is available to shareholders attending. The Company’s 2009 AGM is scheduled to be held on 7 May, at the Company’s Head Office at Bankcentre, Ballsbridge, Dublin 4, and it is intended that the Notice of the Meeting will be posted to shareholders on 3 April. This represents a notice period of 32 calendar days or 21 working days.

Institutional Shareholders

The Company held over 300 meetings with its principal institutional shareholders and with financial analysts and brokers during 2008. The Group Chief Executive, the Group Finance Director, Heads of Divisions, other Executive Management as requested by shareholders, and the General Manager, Group Finance participated in those meetings, at which care was taken to ensure that price-sensitive information was not divulged. Company representatives also spoke at a number of investor conferences.

The Chairman and the Senior Independent Non-Executive Director are available to meet institutional shareholders, and the links with those shareholders and the communication of their views to the Board were strengthened through the following steps:

•	a research project was undertaken by external consultants into the views of AIB’s largest institutional shareholders, and the results were presented to the Board;

•	the General Manager, Group Finance reported on institutional shareholders’ views to the Board; and

•	analysts’ and brokers’ briefings on the Company were circulated to the Directors, on receipt, throughout the year.

Corporate Governance (continued)

Accountability and Audit

Accounts and Directors’ Responsibilities

The Accounts and other information presented in the 2008 Annual Report and Accounts are consistent with the Code Principle requiring the presentation of “a balanced and understandable assessment of the Company’s position and prospects”. The Statement concerning the responsibilities of the Directors in relation to the Accounts appears on page 255.

Going Concern

The global financial crisis, market instability and unprecedented levels of illiquidity have resulted in the Group operating in a challenging environment. The principal risks that the Group faces, which the Directors have considered in the context of continuing as a going concern, are described on pages 60 to 64.

The Accounts continue to be prepared on a going concern basis, as set out in the Basis of Preparation on page 119. The Directors are satisfied that the Company and the Group as a whole have access to the resources to continue in business for the foreseeable future. In forming this view, the Directors have reviewed the Group’s Business and Financial Plan for 2009/2010 which incorporates its funding and capital plan.

Internal Controls

The Directors acknowledge that they are responsible for the Group’s system of internal control and for reviewing its effectiveness. The Turnbull Guidance (“Internal Control: Revised Guidance for Directors on the Combined Code”), issued by the Financial Reporting Council in October 2005, assists Directors in complying with the Code’s requirements in respect of internal control. That Guidance states that systems of internal control are designed to manage, rather than eliminate, the risk of failure to achieve business objectives, and can provide only reasonable and not absolute assurance against material misstatement or loss. AIB is also subject to the internal control over financial reporting (and related auditor attestation) requirements of the US Sarbanes-Oxley Act 2002, as discussed further below.

The Group’s system of internal control includes:

•	a clearly-defined management structure, with defined lines of authority and accountability;

•

a comprehensive annual budgeting and financial reporting system, which incorporates clearly-defined and communicated common accounting policies and financial control procedures, including those relating to authorisation limits; capital expenditure and investment procedures; physical and computer security; and business continuity planning. The accuracy and integrity of the Group’s financial information is confirmed through both Divisional and Group-level reports to the Group Finance Director and through an internal control over financial reporting framework for ensuring compliance with the requirements of Section 404 of the US Sarbanes-Oxley Act 2002;

•

the Group Internal Audit function, which is responsible for independently assessing the adequacy, effectiveness and sustainability of the Group’s governance, risk management and control processes (the Group Internal Auditor attended the Board on two occasions in 2008 in confidential session in the absence of management);

•	the Group Risk Management function, which is responsible for ensuring that credit, market, and operational risks are identified, assessed and managed throughout the Group;

•

the Group Regulatory and Operational Risk function, which reports independently through the Group General Manager, Regulatory and Operational Risk, to the Audit Committee on the regulatory compliance and operational risk management frameworks across the Group and on management’s attention to compliance with financial regulation governing conduct of business;

•

the Audit Committee, which receives reports on various aspects of control, including reports on the design and operating effectiveness of the internal control over financial reporting framework in compliance with the requirements of Section 404 of the US Sarbanes-Oxley Act 2002, reviews the Group’s Statutory Accounts and other published financial statements and information, and ensures that no restrictions are placed on the scope of the statutory audit or on the independence of the Internal Audit and Regulatory and Operational Risk functions. The Audit Committee reports to the Board on these matters, and on compliance with relevant laws and regulations, and related issues;

•

involvement at all meetings of the Audit Committee of the Group Finance Director, Group Head of Accounting and Finance, Group Internal Auditor, Group Chief Risk Officer, and Group General Manager, Regulatory and Operational Risk, or their representatives;

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

The Group’s structure and processes for identifying, evaluating and managing the significant risks faced by the Group are described in the Risk Management section. Those processes, which have been in place throughout the year and up to the date of the approval of the Accounts, are regularly reviewed by the Board, and accord with the above-mentioned Guidance.

The Directors confirm that, with the assistance of reports from the Audit Committee and Management, they have reviewed the effectiveness of the Group’s system of internal control for the year ended 31 December 2008.

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the US Exchange Act). The Group’s internal control system is designed to provide reasonable assurance to Management and the Board regarding the preparation and fair presentation of published financial statements in accordance with International Financial Reporting Standards, both as issued by the International Accounting Standards Board and subsequently adopted by the EU. Management has assessed the effectiveness of the Company’s internal control over financial reporting as of 31 December 2008, based on the criteria set forth by the US Committee of Sponsoring Organisations of the Treadway Commission in their publication ‘Internal Control—Integrated Framework’. Based on this assessment, Management believes that, as of 31 December 2008, the Company’s internal control over financial reporting is effective.

Management Report on Internal Control over Financial Reporting

The effectiveness of the Company’s internal control over financial reporting, as of 31 December 2008, has been audited by KPMG (‘the Auditor’), the company’s independent registered public accounting firm, as stated in their report on page 257, which expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of 31 December 2008. For additional information regarding AIB’s internal controls and procedures, see ‘Internal Controls’ on page 116.

As of 31 December 2008, the Group carried out an evaluation, under the supervision of and with the participation of the Group’s Management, including the Group Chief Executive and the Group Finance Director, of the effectiveness of the design and operation of the Group’s disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of the Group’s evaluation, the Group Chief Executive and the Group Finance Director concluded that the disclosure controls and procedures are effective in all material respects to ensure that information required to be disclosed in the reports the Group files and submits under the US Exchange Act is recorded, processed, summarised and reported as and when required.

Code of Business Ethics

The Group has adopted a code of business ethics that applies to all employees. A copy of that code is available on the website at www.aibgroup.com/investorrelations. (The information on this website is not incorporated by reference into this document). There have been no waivers to the code of business ethics since its adoption. Information regarding any future amendments or waivers will be published on the aforementioned website. The code of business ethics sets out for employees the general principles that govern how AIB Group conducts its affairs. To complement this, a code of leadership behaviours for senior management was approved during 2004, and reviewed and updated in 2007. This code of leadership behaviours places personal responsibility on senior management for ensuring that business and support activities are carried out with the highest standards of behaviour.

Compliance Statement

The foregoing explains how the Company has applied the principles of the Combined Code on Corporate Governance. The Company has complied, throughout 2008, with the Code’s provisions. The NYSE Corporate Governance Standards (“the Standards”) require foreign private issuers to disclose any significant ways in which their corporate governance practices differ from those followed by US domestic companies under the Standards. A brief description of the significant differences between AIB’S corporate governance practices and those followed by US Companies under the Standards is provided on Page 271 and on AIB’s website: www.aibgroup.com.

Employees

During the year ended 31 December 2008, AIB Group employed approximately 26,000 staff (average full-time equivalent, excluding career breaks and other unpaid long-term leaves) on a worldwide basis, mainly in the Republic of Ireland, Northern Ireland, Great Britain, USA, and Poland, located in approximately 900 offices (2007: 800, 2006: 760).

AIB Group offers a wide range of employee relations programs and the continued success of the Group, in part, can be attributed to the positive commitment of employees in each of the areas in which it operates.

AIB and the Irish Bank Officials’ Association (“IBOA”), which is the sole recognised trade union for bank officials in the Republic of Ireland, Northern Ireland and Great Britain, conduct their employee relations in keeping with agreed Partnership Principles, which, since February 2000, have underpinned the approach taken in employee and industrial relations. During 2008, significant progress was made on a number of issues including agreement on new defined contribution pension arrangements for AIB Group (UK) employees.

AIB also has a European Staff Forum which it uses to provide information, exchange views and consult with staff members on issues which affect the Group’s operations across national boundaries within Europe. Staff members are also afforded the opportunity of meeting with and providing feedback to management by means of a staff consultative process in AIB Bank and AIB Capital Markets.

AIB encourages its staff to raise any concerns of wrongdoing through many channels both internal and external. The AIB Speak-Up policy re-affirms that commitment and provides a number of alternative channels for staff to raise any concerns, including a confidential external helpline.

Managers in Ireland and the UK received an average salary increase of 3.5% in 2008. The average salary increase for other staff in the Republic of Ireland was 5.5% including 2.5% awarded under the National Wage Agreement. In Northern Ireland the equivalent figure was 6.1% including a 3.875% increase for cost of living; in Great Britain the increase was 6.9% including a 3.875% increase for cost of living. The average salary increase for all staff in Poland was 5.1%.

The average number of employees by division (excluding employees on career breaks, long term absences or any other unpaid leaves) were as follows;

	Years ended 31 December
	2008	2007	2006
AIB Bank ROI	7,746	8,950	9,116
Capital Markets	2,562	2,357	2,357
AIB Bank UK	2,689	2,880	2,941
Central & Eastern Europe	9,776	8,280	7,715
Group	3,042	1,792	1,183

Total	25,815	24,259	23,312

Accounting policies

The significant accounting policies that the Group applied in the preparation of the financial statements are set out below.

1 Reporting entity

Allied Irish Banks, p.l.c. (‘the parent company’) is a company domiciled in Ireland. The address of the Company’s registered office is Bankcentre, Ballsbridge, Dublin 4, Ireland. The consolidated financial statements include the accounts of Allied Irish Banks, p.l.c. (the parent company) and its subsidiary undertakings, collectively referred to as the ‘Group’, where appropriate, including certain special purpose entities and are made up to the end of the financial year. The Group is primarily involved in retail and corporate banking, investment banking and the provision of asset management services.

2 Statement of compliance

The consolidated financial statements have been prepared in accordance with International Accounting Standards and International Financial Reporting Standards (collectively “IFRS”) both as issued by the International Accounting Standards Board (“IASB”) and subsequently adopted by the European Union (“EU”) and applicable for the year ended 31 December 2008. The accounting policies have been consistently applied by Group entities unless otherwise described. The financial statements also comply with the requirements of Irish Statute comprising the Companies Acts 1963 to 2006 and the European Communities (Credit Institutions: Accounts) Regulations, 1992 as amended by the European Communities (International Financial Reporting Standards and Miscellaneous Amendments) Regulations 2005 and the Asset Covered Securities Act 2001. The parent company financial statements have been prepared in accordance with both IFRS as issued by the IASB and subsequently adopted by the EU as applicable for the year ended 31 December 2008 and in accordance with Irish statute. In publishing the parent company financial statements together with the Group financial statements, AIB has taken advantage of the exemption in paragraph 2 of the European Communities (Credit Institutions: Accounts) Regulations, 1992 not to present its parent company income statement and related notes that form part of these approved financial statements.

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

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of certain assets, liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. The estimates and assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Since management’s judgement involves making estimates concerning the likelihood of future events, the actual results could differ from those estimates. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future period affected. The estimates that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are in the areas of impairment of financial assets, retirement benefit liabilities, share based payment expense, goodwill deferred tax and the fair value of certain financial assets and financial liabilities. A description of these estimates and judgments is set out within Financial review—Critical accounting policies. This section is identified as forming an integral part of the audited financial statements.

The Group’s activities are subject to risk factors. The global financial crisis and the deteriorating economic environment in the countries in which it operates have increased the intensity of these risk factors. The Directors have reviewed the Group’s Business and Financial Plan for 2009/2010 which incorporates its funding and capital plan and considered the critical assumptions underpinning same. They have also considered the measures introduced by the Irish Government to improve liquidity, including the Government Guarantee, the planned € 3.5 billion recapitalisation (see note 53) and its acknowledgement of AIB’s systemic importance to the Irish economy. The Accounts continue to be prepared on a going concern basis, as the Directors are satisfied that the Company and the Group as a whole have access to the resources to continue in business for the foreseeable future.

In October 2008, the IASB issued amendments to IAS 39—Financial Instruments: Recognition and Measurement, and IFRS 7 - Financial Instruments: Disclosures, titled ‘Reclassification of Financial Assets’. These amendments permit an entity to reclassify certain non-derivative financial assets (other than those designated at fair value through profit or loss at initial recognition) out of the fair value through profit or loss category. AIB implemented these amendments which are effective from 1 July 2008. The impact of the reclassifications is set out in notes 1 and 23.

Certain financial instrument related disclosures required by IFRS 7 and IAS 1 are included in the Risk Management and Financial Review sections and are identified there as forming an integral part of the audited financial statements.

Accounting policies (continued)

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

A special purpose entity is an entity created to accomplish a narrow and well-defined objective such as the securitisation of particular assets, or the execution of a specific borrowing or lending transaction. The financial statements of special purpose entities are included in the Group’s consolidated financial statements where the substance of the relationship is that the Group controls the special purpose entity.

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

The Group commonly acts as trustee and in other fiduciary capacities that result in the holding or placing of assets on behalf of individuals, trusts, retirement benefit plans and other institutions. These assets, and income arising thereon, are excluded from the financial statements, as they are not assets of the Group.

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

Goodwill arising on the acquisition of an associated undertaking is included in the carrying amount of the investment (net of any accumulated impairment loss). When the Group’s share of losses in an associate has reduced the carrying amount to zero, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations to make payments on behalf of the associate.

The Group’s share of the results of associated undertakings after tax reflects the Group’s proportionate interest in the associated undertaking and is based on financial statements made up to a date not earlier than three months before the balance sheet date, adjusted to conform with the accounting polices of the Group.

Transactions eliminated on consolidation

Intra-group balances and any unrealised income and expenses, arising from intra-group transactions are eliminated on consolidation. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment. Unrealised gains on transactions with associated undertakings are eliminated to the extent of the Group’s interest in the investees.

5 Foreign currency translation

Items included in the financial statements of each of the Group’s entities are measured using their functional currency, being the currency of the primary economic environment in which the entity operates.

Transactions and balances

Foreign currency transactions are translated into the respective entity’s functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate prevailing at the period end. Foreign exchange gains and losses resulting from the settlement of such transactions and from the retranslation at period end exchange rates of the amortised cost of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement except for qualifying cash flow hedges, which are recognised in equity. Exchange differences on equities and similar non-monetary items held at fair value through profit or loss are reported as part of the fair value gain or loss. Exchange differences on equities classified as available for sale financial assets, together with exchange differences on a financial liability designated as a hedge of the net investment in a foreign operation are reported directly in equity.

Foreign operations

The results and financial position of all Group entities that have a functional currency different from the euro are translated into euro as follows:

•	assets and liabilities including goodwill and fair value adjustments arising on consolidation of foreign operations are translated at the closing rate;

Foreign currency translation (continued)

•	income and expenses are translated into euro at the average rates of exchange during the period where these rates approximate to the foreign exchange rates ruling at the dates of the transactions; and

•

Since 1 January 2004, the Group’s date of transition to IFRS, all resulting exchange differences are included in the foreign currency translation reserve within shareholders’ equity. When a foreign operation is disposed of in part or in full, the relevant amount of the foreign currency translation reserve is transferred to the income statement.

6 Interest income and expense recognition

Interest income and expense is recognised in the income statement for all interest-bearing financial instruments using the effective interest method.

The effective interest method is a method of calculating the amortised cost of a financial asset or financial liability (or group of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts the estimated future cash payments or receipts through the expected life of the financial instrument to the net carrying amount of the financial asset or financial liability. The application of the method has the effect of recognising income receivable, and expense payable, on the instrument evenly in proportion to the amount outstanding over the period to maturity or repayment.

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

Interest income and expense presented in the income statement includes:-

•	Interest on financial assets and financial liabilities at amortised cost on an effective interest method.

•	Interest on financial investments available for sale on an effective interest method.

•	Interest income and expense on qualifying hedge derivatives designated as cash flow hedges or fair value hedges.

•	Interest income and expense on trading portfolio financial assets, excluding equities.

7 Fee and commission income

Fees and commissions are generally recognised on an accruals basis when the service has been provided, unless they have been included in the effective interest rate calculation. Loan syndication fees are recognised as revenue when the syndication has been completed and the Group has retained no part of the loan package for itself or retained a part at the same effective interest rate as applicable to the other participants.

Portfolio and other management advisory and service fees are recognised based on the applicable service contracts. Asset management fees relating to investment funds are recognised over the period the service is provided. The same principle is applied to the recognition of income from wealth management, financial planning and custody services that are continuously provided over an extended period of time.

Commitment fees, together with related direct costs, for loan facilities where drawdown is probable are deferred and recognised as an adjustment to the effective interest rate on the loan once drawn. Commitment fees in relation to facilities where drawdown is not probable are recognised over the term of the commitment on a straight line basis. Other credit related fees are recognised as the service is provided except for arrangement fees where it is likely that the facility will be drawn down, and which are included in the effective interest rate calculation.

8 Net trading income

Net trading income comprises gains less losses relating to trading assets and trading liabilities, and includes all realised and unrealised fair value changes.

9 Dividend income

Dividend income is recognised when the right to receive income is established. Usually this is the ex-dividend date for equity securities.

Accounting policies (continued)

10 Operating leases

Payment made under operating leases are recognised in the income statement on a straight line basis over the term of the lease. Lease incentives received, and premiums paid, at inception of the lease are recognised as an integral part of the total lease expense, over the term of the lease.

11 Employee benefits

Retirement benefit obligations

The Group provides employees with post retirement benefits mainly in the form of pensions.

The Group provides a number of retirement benefit schemes including defined benefit and defined contribution as well as a hybrid scheme that has both defined benefit and defined contribution elements. In addition, the Group contributes, according to local law in the various countries in which it operates, to Governmental and other plans which have the characteristics of defined contribution plans. The majority of the defined benefit schemes are funded.

Full actuarial valuations of defined benefit schemes are undertaken every three years and are updated to reflect current conditions at each balance sheet date. Scheme assets are measured at fair value determined by using current bid prices. Scheme liabilities are measured on an actuarial basis by estimating the amount of future benefit that employees have earned for their service in current and prior periods and discounting that benefit at the current rate of return on a high quality corporate bond of equivalent term and currency to the liability. The calculation is performed by a qualified actuary using the projected unit credit method. The difference between the fair value of the plan assets and the present value of the defined benefit obligation at the balance sheet date is recognised in the balance sheet. Schemes in surplus are shown as assets and schemes in deficit, together with unfunded schemes, are shown as liabilities. Actuarial gains and losses are recognised immediately in the statement of recognised income and expense.

The cost of providing defined benefit pension schemes to employees, comprising the current service cost, past service cost, the expected return on plan assets and the change in the present value of scheme liabilities arising from the passage of time is charged to the income statement within personnel expenses.

The cost of the Group’s defined contribution schemes, is charged to the income statement in the accounting period in which it is incurred. Any contributions unpaid at the balance sheet date are included as a liability. The Group has no further obligation under these plans once these contributions have been paid.

Short-term employee benefits

Short-term employee benefits, such as salaries and other benefits, are accounted for on an accruals basis over the period during which employees have provided services. Bonuses are recognised to the extent that the Group has a legal or constructive obligation to its employees that can be measured reliably. The cost of providing subsidised staff loans and preferential rates on staff deposits is charged within personnel expenses.

Termination benefits

Termination benefits are recognised as an expense when the Group is demonstrably committed, without the realistic possibility of withdrawal, to a formal plan to terminate employment before the normal retirement date. Termination benefits for voluntary redundancies are recognised if the Group has made an offer encouraging voluntary redundancy, it is probable that the offer will be accepted and the number of acceptances can be estimated reliably.

Share based compensation

The Group operates a number of equity settled share based compensation plans. For grants of options after 7 November 2002, the fair value of the employee services received is measured by reference to the fair value of the shares or share options granted on the date of the grant. The cost of the employee services received in exchange for the shares or share options granted is recognised in the income statement over the period during which the employees become unconditionally entitled to the options, which is the vesting period. The amount expensed is determined by reference to the fair value of the options granted. The fair value of the options granted is determined using option pricing models, which take into account the exercise price of the option, the share price at date of grant of the option, the risk free interest rate, the expected volatility of the share price over the life of the option and other relevant factors. Vesting conditions included in the terms of the grant are not taken into account in estimating fair value except where those terms relate to market conditions. Non-market vesting conditions are taken into account by adjusting the number of shares or share options included in the measurement of the cost of employee services so that ultimately the amount recognised in the income statement reflects the number of vested shares or share options. Where vesting conditions are related to market conditions, the charges for the services received are recognised regardless of whether or not the market related vesting conditions are met, provided that any non-market vesting conditions are met.

11 Employee benefits (continued)

The expense relating to equity settled share based payments is credited to shareholders’ equity. Where the share based payment arrangements give rise to the issue of new shares, the proceeds of issue of the shares are credited to share capital (nominal amount) and share premium when the options are exercised. When the share based payments give rise to the reissue of shares from treasury shares, the proceeds of issue are credited to shareholders’ equity. In addition, there is a transfer between the share based payment reserve and profit and loss account, reflecting the cost of the share based payment already recognised in the income statement.

12 Non-credit risk provisions

Provisions are recognised for present legal or constructive obligations arising as consequences of past events where it is probable that a transfer of economic benefit will be necessary to settle the obligation, and it can be reliably estimated.

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

When a leasehold property ceases to be used in the business, provision is made, where the unavoidable costs of future obligations relating to the lease are expected to exceed anticipated income. The provision is calculated using market rates of interest to reflect the long-term nature of the cash flows. Before the provision is established, the Group recognises any impairment loss on the assets associated with the lease contract.

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

Contingent liabilities are possible obligations whose existence will be confirmed only by the occurence of uncertain future events giving rise to present obligations where the transfer of economic benefit is uncertain or cannot be reliably estimated. Contingent liabilities are not recognised but are disclosed in the notes to the financial statements unless the possibility of the transfer of economic benefit is remote.

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

Deferred income tax is provided, using the balance sheet liability method, on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred income tax is determined using tax rates based on legislation enacted or substantively enacted at the balance sheet date and expected to apply when the deferred tax asset is realised or the deferred tax liability is settled. Deferred income tax assets are recognised where it is probable that future taxable profits will be available against which the temporary differences will be utilised.

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

Deferred income tax is provided on temporary differences arising from investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the difference will not reverse in the foreseeable future. In addition, the following temporary differences are not provided for: goodwill, the amortisation of which is not deductible for tax purposes, and assets and liabilities the initial recognition of which affect neither accounting nor taxable profit.

Accounting policies (continued)

13 Income tax, including deferred income tax (continued)

Income tax payable on profits, based on the applicable tax law in each jurisdiction, is recognised as an expense in the period in which the profits arise. The tax effects of income tax losses available for carry forward are recognised as an asset when it is probable that future taxable profits will be available against which these losses can be utilised.

14 Construction contracts

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

Goodwill is subject to an impairment review as at the balance sheet date each year. The impairment review comprises a comparison of the carrying amount of the asset or cash generating unit with its recoverable amount. Cash-generating units are the lowest level at which management monitors the return on investment in assets. The recoverable amount is determined as the higher of the net selling price of the asset or cash generating unit and its value in use. Net selling price is calculated by reference to the amount at which the asset could be disposed of in an arm's length transaction evidenced by an active market or recent transactions for similar assets. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset's continued use, including those resulting from its ultimate disposal, at a market-based discount rate on a pre-tax basis.

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

16 Impairment of financial assets (continued)

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant (i.e. individually insignificant). If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and includes these performing assets under the collective incurred but not reported (“IBNR”) assessment. An IBNR impairment provision represents an interim step pending the identification of impairment losses on an individual asset in a group of financial assets. As soon as information is available that specifically identifies losses on individually impaired assets in a group, those assets are removed from the group. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognised are not included in a collective assessment of impairment. For loans and receivables and assets held to maturity, the amount of impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate. The amount of the loss is recognised using an allowance account and the amount of the loss is included in the income statement.

The calculation of the present value of the estimated future cash flows of a collateralised financial asset reflects the cash flows that may result from foreclosure, costs for obtaining and selling the collateral, and whether or not foreclosure is probable.

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

Following impairment, interest income is recognised using the original effective rate of interest which was used to discount the future cash flows for the purpose of measuring the impairment loss. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognised in the income statement.

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

Assets acquired in exchange for loans and receivables in order to achieve an orderly realisation are accounted for as a disposal of the loan and an acquisition of an asset. Any further impairment of the assets or business acquired is treated as an impairment of the relevant asset and not as an impairment of the original instrument.

In the case of equity instruments classified as available for sale, a significant or prolonged decline in the fair value of the instrument below its cost is considered in determining whether impairment exists. Where such evidence exists, the cumulative net loss that had been previously recognised directly in equity is removed from equity and recognised in the income statement. Reversals of impairment of equity shares are not recognised in the income statement and increases in the fair value of equity shares after impairment are recognised directly in equity.

In the case of debt securities classified as available for sale, impairment is assessed on the same criteria as for all other financial assets. Impairment is recognised by transferring the cumulative loss that has been recognised directly in equity to the income statement. Any subsequent increase in the fair value of an available for sale security is included in equity unless the increase in fair value can be objectively related to an event that occurred after the impairment was recognised in the income statement, in which case the impairment loss or part thereof is reversed.

Past due loans

When a borrower fails to make a contractually due payment, a loan is deemed to be past due. ‘Past due days’ is a term used to describe the cumulative numbers of days that a missed payment is overdue. Past due days commence from the close of business on the day on which a payment is due but not received. In the case of overdrafts, past due days are counted once a borrower;

•	has breached an advised limit;

Accounting policies (continued)

16 Impairment of financial assets (continued)

•	has been advised of a limit lower than the then current outstandings; or

•	has drawn credit without authorisation.

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

17 Determination of fair value of financial instruments

The fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

Financial assets are initially recognised at fair value, and, with the exception of financial assets at fair value through profit or loss, the initial fair value includes direct and incremental transaction costs.

Financial liabilities are initially recognised at fair value, being their issue proceeds (fair value of consideration received) net of transaction costs incurred.

Subsequent to initial recognition, the methods used to determine the fair value of financial instruments include quoted prices in active markets where those prices are considered to represent actual and regularly occurring market transactions on an arm’s length basis. Where quoted prices are not available or are unreliable because of inactivity, fair values are determined using valuation techniques. These valuation techniques which use, to the extent possible, observable market data, include the use of recent arm’s length transactions, reference to other similar instruments, option pricing models and discounted cash flow analysis and other valuation techniques commonly used by market participants.

Quoted prices in active markets

Quoted market prices are used where those prices are considered to represent actual and regularly occurring market transactions on an arm’s length basis, in active markets.

Valuations for negotiable instruments such as debt and equity securities are determined using bid prices for asset positions and offer prices for liability positions. Where securities are traded on an exchange, the fair value is based on prices from the exchange. The market for debt securities largely operates on an ‘over the counter’ basis which means that there is not an official clearing or exchange price for these security instruments. Therefore market makers and/or investment banks (‘contributors’) publish bid and offer levels which reflect an indicative price that they are prepared to buy and sell a particular security. The Group’s valuation policy requires that the prices used in determining the fair value of securities quoted in active markets must be sourced from established market makers and/or investment banks.

Valuation techniques

In the absence of quoted market prices, or in the case of over-the-counter derivatives, fair value is calculated using valuation techniques. Fair value may be estimated using quoted market prices for similar instruments, adjusted for differences between the quoted instrument and the instrument being valued. Where the fair value is calculated using discounted cash flow analysis, the methodology is to use to the extent possible market data that is either directly observable or is implied from instrument prices, such as interest rate yield curves, equities and commodities prices, credit spreads, option volatilities and currency rates.

The methodology is to calculate the expected cash flows under the terms of each specific contract and then discount these values back to a present value. The assumptions involved in these valuation techniques include:-

•

The likelihood and expected timing of future cash flows of the instrument. These cash flows are generally governed by the terms of the instrument, although management judgement may be required when the ability of the counterparty to service the instrument in accordance with the contractual terms is in doubt. In addition, future cash flows may also be sensitive to the occurrence of future events, including changes in market rates; and

17 Determination of fair value of financial instruments (continued)

•

Selecting an appropriate discount rate for the instrument, based on the interest rate yield curves including the determination of an appropriate spread for the instrument over the risk-free rate. The spread is adjusted to take into account the specific credit risk profile of the exposure.

Certain financial instruments may be valued on the basis of valuation techniques that feature one or more significant market inputs that are not observable. When applying a valuation technique with unobservable data, estimates are made to reflect uncertainties in fair values resulting from a lack of market data, for example, as a result of illiquidity in the market. For these instruments, the fair value measurement is less reliable. Inputs into valuations based on non-observable data are inherently uncertain because there are little or no current market data available from which to determine the level at which an arm’s length transaction would occur under normal business conditions. However, in most cases there is some market data available on which to base a determination of fair value, for example historical data, and the fair values of most financial instruments will be based on some market observable inputs even where the non-observable inputs are significant.

The Group tests the outputs of the model to ensure that it reflects current market conditions. The calculation of fair value for any financial instrument may require adjustment of the quoted price or the valuation technique output to reflect the cost of credit risk, the liquidity of the market, and hedging costs where these are not embedded in underlying valuation techniques or prices used.

The choice of contributors, the quality of market data used for pricing, and the valuation techniques used are all subject to internal review and approval procedures.

18 Financial assets

The Group classifies its financial assets into the following categories: - financial assets at fair value through profit or loss; loans and receivables; held to maturity investments; and available for sale financial assets.

Purchases and sales of financial assets are recognised on trade date, being the date on which the Group commits to purchase or sell the assets. Loans are recognised when cash is advanced to the borrowers.

Interest is calculated using the effective interest method and credited to the income statement. Dividends on available for sale equity securities are recognised in the income statement when the entity’s right to receive payment is established. Impairment losses and translation differences on monetary items are recognised in the income statement.

Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or when the Group has transferred substantially all the risks and rewards of ownership.

Financial assets at fair value through profit or loss

This category has two sub categories: - Financial assets held for trading; and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if it is acquired principally for the purpose of selling in the near term; part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking; or if it is so designated at initial recognition by management, subject to certain criteria.

The assets are recognised initially at fair value and transaction costs are taken directly to the income statement. Interest and dividends on assets within this category are reported in interest income, and dividend income, respectively. Gains and losses arising from changes in fair value are included directly in the income statement within net trading income.

Derivatives are also classified in this category unless they have been designated as hedges.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and which are not classified as available for sale. They arise when the Group provides money or services directly to a customer with no intention of trading the loan. Loans and receivables are initially recognised at fair value including direct and incremental transaction costs and are subsequently carried on an amortised cost basis.

Held to maturity

Held to maturity investments are non-derivative financial assets with fixed or determinable payments that the Group’s management has the intention and ability to hold to maturity. If the Group was to sell other than an insignificant amount of held to maturity assets, the remainder would be required to be reclassified as available for sale. They are initially recognised at fair value including direct and incremental transaction costs and are carried on an amortised cost basis using the effective interest method.

Accounting policies (continued)

18 Financial assets (continued)

Available for sale

Available for sale financial assets are non-derivative financial investments that are designated as available for sale and are not categorised into any of the other categories described above. Available for sale financial assets are those intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices. Available for sale financial assets are initially recognised at fair value including direct and incremental transaction costs. They are subsequently held at fair value. Gains and losses arising from changes in fair value are included as a separate component of equity until sale or impairment when the cumulative gain or loss is transferred to the income statement. Assets reclassified from the held for trading category are recognised at fair value.

Parent Company accounts: Investment in subsidiary and associated undertakings

The company accounts for investments in subsidiary and associated undertakings that are not classified as held for sale at cost less provisions for impairment. If the investment is classified as held for sale, the company accounts for it at the lower of its carrying value and fair value less costs to sell.

Transfers of businesses or investments in subsidiary undertakings between members of the Group are measured at their carrying value at the date of the transaction.

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

Financial liabilities are initially recognised at fair value, being their issue proceeds (fair value of consideration received) net of transaction costs incurred. Financial liabilities are subsequently measured at amortised cost, any difference between the proceeds net of transaction costs and the redemption value is recognised in the income statement using the effective interest method.

Preference shares, which carry a mandatory coupon, are classified as financial liabilities. The dividends on these preference shares are recognised in the income statement as interest expense using the effective interest method.

The Group derecognises a financial liability when its contractual obligations are discharged, cancelled or expired.

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

The Group uses the following useful lives when calculating depreciation:

Freehold buildings and long-leasehold property	50 years
Short leasehold property	Life of lease, up to 50 years
Costs of adaptation of freehold and leasehold property
Branch properties	up to 10 years*
Office properties	up to 15 years*
Computers and similar equipment	3 – 7 years
Fixtures and fittings and other equipment	5 – 10 years

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

Goodwill is capitalised and reviewed annually for impairment, or more frequently when there are indications that impairment may have occurred. Goodwill is allocated to cash-generating units for the purpose of impairment testing. Goodwill arising on the acquisition of an associated undertaking is included in the carrying amount of the investment in the consolidated financial statements. Gains or losses on the disposal of an entity include the carrying amount of the goodwill relating to the entity sold.

Goodwill previously written off to reserves under Irish GAAP has not been reinstated and will not be included in calculating any subsequent profit or loss on disposal.

Computer software and other intangible assets

Computer software and other intangible assets are stated at cost, less amortisation on a straight line basis and provisions for impairment, if any. The identifiable and directly associated external and internal costs of acquiring and developing software are capitalised where the software is controlled by the Group, and where it is probable that future economic benefits that exceed its cost will flow from its use over more than one year. Costs associated with maintaining software are recognised as an expense when incurred. Capitalised computer software is amortised over 3 to 7 years. Other intangible assets are amortised over the life of the asset.

22 Derivatives and hedge accounting

Derivatives, such as interest rate swaps, options and forward rate agreements are used for trading purposes while interest rate swaps and currency swaps are used for hedging purposes.

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

Profits or losses are only recognised on initial recognition of derivatives when there are observable current market transactions or valuation techniques that are based on observable market inputs.

Embedded derivatives

Some hybrid contracts contain both a derivative and a non-derivative component. In such cases, the derivative component is termed an embedded derivative. Where the economic characteristics and risks of embedded derivatives are not closely related to those of the host contract, and the hybrid contract itself is not carried at fair value through profit or loss, the embedded derivative is treated as a separate derivative, and reported at fair value with gains and losses being recognised in the income statement.

Hedging

All derivatives are carried at fair value in the balance sheet and the accounting treatment of the resulting fair value gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. Where derivatives are held for risk management purposes, and when transactions meet the criteria specified in IAS 39 ‘Financial Instruments:

Recognition and Measurement’, the Group designates certain derivatives as either: -

(1)	hedges of the fair value of recognised assets or liabilities or firm commitments (“fair value hedge”); or

Accounting policies (continued)

22 Derivatives and hedge accounting (continued)

(2)	hedges of the exposure to variability of cash flows attributable to a recognised asset or liability, or a highly probable forecasted transaction (“cash flow hedge”); or

(3)	hedges of a net investment in a foreign operation.

When a financial instrument is designated as a hedge, the Group formally documents the relationship between the hedging instrument and hedged item as well as its risk management objectives and its strategy for undertaking the various hedging transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of the hedged items.

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

Fair value hedge accounting

Changes in fair value of derivatives that qualify and are designated as fair value hedges are recorded in the income statement, together with changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. If the hedge no longer meets the criteria for hedge accounting, the fair value hedging adjustment cumulatively made to the carrying value of the hedged item is, for items carried at amortised cost, amortised over the period to maturity of the previously designated hedge relationship using the effective interest method. For available for sale items the fair value hedging adjustment remains in equity until the hedged item affects the income statement. If the hedged item is sold or repaid, the unamortised fair value adjustment is recognised immediately in the income statement.

Cash flow hedge accounting

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is initially recognised directly in shareholders’ equity, and recycled to the income statement in the periods when the hedged item will affect profit or loss. Any ineffective portion of the gain or loss on the hedging instrument is recognised in the income statement immediately.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time, remains in equity and is recognised in the income statement when the forecast transaction arises. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

Net investment hedge

Hedges of net investments in foreign operations, including monetary items that are accounted for as part of the net investment, are accounted for similarly to cash flow hedges. The effective portion of the gain or loss on the hedging instrument is recognised directly in equity and the ineffective portion is recognised immediately in the income statement. The cumulative gain or loss previously recognised in equity is recognised in the income statement on the disposal or partial disposal of the foreign operation. Hedges of net investments may include non-derivative liabilities as well as derivative financial instruments.

Derivatives that do not qualify for hedge accounting

Certain derivative contracts entered into as economic hedges do not qualify for hedge accounting. Changes in the fair value of derivative instruments that do not qualify for hedge accounting are recognised immediately in the income statement.

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

Collateral

The Group obtains collateral in respect of customer liabilities where this is considered appropriate. The collateral normally takes the form of a lien over the customer’s assets and gives the Group a claim on these assets for both existing and future liabilities. The collateral is, in general, not recorded on the balance sheet.

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

Netting

Financial assets and financial liabilities are offset and the net amount reported in the balance sheet if, and only if, there is a currently enforceable legal right to set off the recognised amounts and there is an intention to settle on a net basis, or to realise the asset and settle the liability simultaneously. This is not generally the case with master netting agreements, where the related assets and liabilities are presented gross on the balance sheet.

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

Allied Irish Banks, p.l.c. issues financial guarantees to other Group entities and accounts for these intercompany guarantees as insurance contracts.

Accounting policies (continued)

26 Sale and repurchase agreements (including stock borrowing and lending)

Financial assets may be lent or sold subject to a commitment to repurchase them (‘repos’). Such securities are retained on the balance sheet when substantially all the risks and rewards of ownership remain with the Group. The liability to the counterparty is included separately on the balance sheet as appropriate. Similarly, when securities are purchased subject to a commitment to resell (‘reverse repos’), or where the Group borrows securities, but does not acquire the risks and rewards of ownership, the transactions are treated as collateralised loans, and the securities are not included in the balance sheet. The difference between the sale and repurchase price is accrued over the life of the agreements using the effective interest method. Securities lent to counterparties are also retained in the financial statements. Securities borrowed are not recognised in the financial statements, unless these are sold to third parties, at which point the obligation to repurchase the securities is recorded as a trading liability at fair value and any subsequent gain or loss included in trading income.

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

Assets leased to customers are classified as operating leases if the lease agreements do not transfer substantially all the risks and rewards of ownership. The leased assets are included within property, plant and equipment on the balance sheet and depreciation is provided on the depreciable amount of these assets on a systematic basis over their estimated useful lives. Lease income is recognised on a straight line basis over the period of the lease unless another systematic basis is more appropriate.

Lessee

Operating lease rentals payable are recognised as an expense in the income statement on a straight line basis over the lease term unless another systematic basis is more appropriate.

28 Shareholders’ equity

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

Dividends on ordinary shares

Dividends on ordinary shares are recognised in equity in the period in which they are approved by the Company’s shareholders, or in the case of the interim dividend when it has been approved for payment by the Board of Directors. Dividends declared after the balance sheet date are disclosed in note 67.

Other equity interests

Other equity interests relate to Reserve Capital Instruments (see note 50).

Capital reserves

Capital reserves represent transfers from retained earnings in accordance with relevant legislation.

28 Shareholders’ equity (continued)

Revaluation reserves

Revaluation reserves represent the unrealised surplus, net of tax, which arose on revaluation of properties prior to the implementation of IFRS at 1 January 2004.

Available for sale securities reserves

Available for sale securities reserves represent the net unrealised gain or loss, net of tax, arising from the recognition in the balance sheet of financial investments available for sale at fair value.

Cash flow hedging reserve

Cash flow hedging reserve represents the net gains or losses, net of tax, on effective cash flow hedging instruments that will be recycled to the income statement when the hedged transaction affects profit or loss.

Revenue reserves

Revenue reserves represent retained earnings of the parent company, subsidiaries and associated undertakings. It is shown net of the cumulative deficit within the defined benefit pension schemes and other appropriate adjustments.

Foreign currency translation reserve

The foreign currency translation reserve represents the cumulative gains and losses on the retranslation of the Group’s net investment in foreign operations, at the rate of exchange at the balance sheet date.

Treasury shares

Where the Company or other members of the consolidated Group purchase the Company’s equity share capital, the consideration paid is deducted from total shareholders’ equity as treasury shares until they are cancelled. Where such shares are subsequently sold or re-issued, any consideration received is included in shareholders’ equity.

Share based payments reserve

The share based payment expense charged to the income statement is credited to the share based payment reserve over the vesting period of the shares and options. Upon grant of shares and exercise of options, the amount in respect of the award credited to the share based payment reserves is transferred to revenue reserves.

Minority interests

Minority interests comprise both equity and non equity interests. Equity interests relate to the interests of outside shareholders in consolidated accounts. Non equity interests relate to non-cumulative perpetual preferred securities held by a subsidiary.

29 Insurance and investment contracts

In its consolidation of Ark Life up to date of disposal, and in accounting for its interest in Hibernian Life Holdings Limited, the Group has classified its Long Term Assurance business in accordance with IFRS 4 ‘Insurance Contracts’. Insurance contracts are those contracts containing significant insurance risk. In the case of life contracts, insurance risk exists if the amount payable on the occurrence of an insured event exceeds the assets backing the contract, or could do so in certain circumstances, and the product of the probability of the insured event occurring and the excess amount payable has commercial substance. In particular, guaranteed equity bonds which guarantee a return of the original premium irrespective of the current value of the backing assets are deemed to be insurance contracts notwithstanding that at the balance sheet date there may be no excess of the original premium over the backing assets. Investment contracts are contracts that do not have significant insurance risk.

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

29 Insurance and investment contracts (continued)

Insurance contract liabilities are calculated on a statutory basis. Premiums are recognised as revenue when due from the policyholder. Claims, which together with the increase in insurance contract liabilities are recognised in the income statement as they arise, are the cost of all claims arising during the period.

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

32 Prospective accounting changes

The following legislative changes and new accounting standards or amendments to standards approved by the International Accounting Standards Board (“IASB”) in 2008, (but not early adopted by the Group) will impact the Group’s financial reporting in future periods. If applicable they will be adopted in 2009.

Amendment to IAS 1 Presentation of Financial Statements – a revised presentation (effective 1 January 2009). This amendment sets overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content. The amendment to IAS 1 will impact on the presentation of the financial statements of the Group, however, this is not expected to be significant.

Amendments to IFRS 1 and IAS 27 – Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate (effective 1 January 2009). This amendment deals with the measurement of the cost of investments in subsidiaries, jointly controlled entities and associates when adopting IFRS for the first time. This amendment will not impact the Group’s accounts.

Amendment to IFRS 2 – Share-based payment: vesting conditions and cancellations (effective 1 January 2009). This amendment clarifies the accounting treatment of cancellations and vesting conditions and will not have a material impact on the Group’s accounts.

IFRS 8 – Operating Segments was issued in November 2006 replacing IAS 14, Segmental Reporting (effective 1 January 2009). IFRS 8 changes the basis for identifying operating segments. It requires identification of operating segments on the basis of internal reports that are regularly reviewed by the entity’s chief operating decision maker in order to allocate resources to the segment and assess its performance. IAS 14 required identification of two sets of segments – one based on related products and services, and the other on geographical areas. IFRS 8 requires additional disclosures around identifying segments and their products and services. The introduction of this Standard will impact Group reporting although this is not expected to be significant.

32 Prospective accounting changes (continued)

Amendment to IAS 23 – Borrowing Costs (effective 1 January 2009). This standard requires an entity to capitalise borrowing costs, that are directly attributable to the acquisition, construction or production of a qualifying asset, as part of the cost of that asset. The impact on Group reporting is not expected to be significant.

Amendments to IAS 32 – Financial Instruments: Presentation and IAS 1 – Presentation of Financial Statements (effective 1 January 2009). These amendments classify both puttable financial instruments and instruments that impose on an entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation, as equity. These amendments are not expected to have a material impact on the Group’s accounts.

Amendment to IAS 39 – Financial Instruments: Recognition and Measurement – Eligible Hedged Items (effective 1 July 2009). This amendment offers guidance on how the existing principles underlying hedge accounting should be applied. This amendment is not expected to have a significant impact on the Group’s accounts.

The IASB issued ‘Improvements to IFRSs’ on 22 May 2008, which comprise a collection of necessary but not urgent amendments to IFRSs. The amendments are mainly effective for annual periods beginning on or after 1 January 2009, with earlier application permitted. These amendments are not expected to have a material impact on the Group’s accounts.

IFRS 3 Revised – Business Combinations and amended IAS 27 – Consolidated and Separate Financial Statements (effective 1 July 2009). The revisions to the standards apply prospectively and deal with: partial and step acquisitions; acquisition related costs; and the recognition and measurement of contingent consideration and transactions with non-controlling interests. The objective is to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The impact on the Group will be dependent on the nature of any future acquisitions.

IFRIC 13 – Customer Loyalty Programmes (effective for annual periods commencing on or after 1 July 2008). This interpretation deals with accounting for customer loyalty award credits. This IFRIC will not have a material impact on the Group.

IFRIC 15 – Agreements for the Construction of Real Estate (effective 1 January 2009). This interpretation provides guidance on how to determine whether an agreement for the construction of real estate is within the scope of IAS 11 Construction Contracts or IAS 18 Revenue and when revenue from the construction should be recognised. The impact on the Group will be dependent on the nature of future construction contracts entered into.

IFRIC 16 – Hedges of a Net Investment in a Foreign Operation (effective for annual periods commencing on or after 1 October 2008.) This interpretation provides guidance on accounting for the hedge of a net investment in a foreign operation. This IFRIC is not expected to have a significant impact on the Group’s accounts.

IFRIC 17 – Distributions of Non-Cash Assets to Owners (effective 1 July 2009). This amendment offers guidance on accounting for arrangements whereby an entity distributes non-cash assets to shareholders. This IFRIC is not expected to have a material impact on the Group.

IFRIC 18 – Transfers of Assets from Customers (effective 1 July 2009). It clarifies the requirements of IFRS for agreements in which an entity receives from a customer an item of property, plant and equipment. The interpretation clarifies: the circumstances in which the definition of an asset is met; the recognition of the asset and the measurement of its cost on initial recognition; the identification of the separately identifiable services (one or more services in exchange for the transferred asset), the recognition of revenue; the accounting for transfers of cash from customers. This IFRIC is not expected to have a material impact on the Group.

Market Consistent Embedded Value – On 4 June 2008, the European Insurance CFO Forum published the Market Consistent Embedded Value (“MCEV”) Principles, and this will replace the European Embedded Value Principles as the endorsed method of embedded value reporting from 31 December 2009, with earlier adoption encouraged. AIB Group will move to MCEV in its reporting of its interest in Hibernian Life Holdings Limited, in 2009. The adoption of MCEV principles will deliver a shareholder perspective on value, being the present value of cash flows available to shareholders, adjusted for the risks of those cash flows; and a market consistent approach to financial risk. The impact on the Group is not expected to be material.

Consolidated income statement

for the year ended 31 December 2008

	Notes		2008 € m	2007 € m	2006 € m
Interest and similar income	3		10,228	9,340	6,928
Interest expense and similar charges	4		6,361	5,922	3,929

Net interest income			3,867	3,418	2,999
Dividend income	5		27	31	23
Fee and commission income	6		1,183	1,453	1,235
Fee and commission expense	6		(142)	(197)	(161)
Net trading income	7		(73)	74	173
Other operating income	8		206	89	57
Other income			1,201	1,450	1,327

Total operating income			5,068	4,868	4,326
Administrative expenses	9		2,187	2,376	2,174
Impairment and amortisation of intangible assets	37		78	60	53
Depreciation of property, plant and equipment	38		92	85	87
Total operating expenses			2,357	2,521	2,314

Operating profit before provisions			2,711	2,347	2,012
Provisions for impairment of loans and receivables	27		1,822	106	118
Provisions for liabilities and commitments	46		(2)	(8)	(15)
Amounts written off financial investments available for sale	12		29	1	1

Operating profit			862	2,248	1,908
Associated undertakings	32		37	128	167
Profit on disposal of property	13		12	76	365
Construction contract income	14		12	55	96
Profit on disposal of businesses	15		106	1	79

Profit before taxation – continuing operations			1,029	2,508	2,615
Income tax expense—continuing operations	17		144	442	433

Profit after taxation – continuing operations			885	2,066	2,182
Discontinued operation, net of taxation	34		—	—	116

Profit for the period			885	2,066	2,298

Attributable to:
Equity holders of the parent			767	1,949	2,185
Minority interests in subsidiaries	18		118	117	113

			885	2,066	2,298

Basic earnings per share – continuing operations	19	(c)	82.9c	218.0c	233.5c
Basic earnings per share – discontinued operations			—	—	13.3c

Total	19	(a)	82.9c	218.0c	246.8c

Diluted earnings per share – continuing operations	19	(d)	82.8c	216.4c	231.4c
Diluted earnings per share – discontinued operations			—	—	13.2c

Total	19	(b)	82.8c	216.4c	244.6c

D Gleeson, Chairman. E Sheehy, Group Chief Executive. J O’Donnell, Group Finance Director.W M Kinsella, Secretary.

Consolidated balance sheet

as at 31 December 2008

	Notes	2008 € m	2007 € m
Assets
Cash and balances at central banks	56	2,466	1,264
Items in course of collection		272	383
Trading portfolio financial assets	23	401	8,256
Derivative financial instruments	24	7,328	4,557
Loans and receivables to banks	25	6,266	9,465
Loans and receivables to customers	26	129,489	127,603
Financial investments available for sale	29	29,024	20,984
Financial investments held to maturity	30	1,499	—
Interests in associated undertakings	32	1,968	1,682
Intangible assets and goodwill	37	774	636
Property, plant and equipment	38	603	608
Other assets		673	786
Current taxation		69	2
Deferred taxation	39	248	254
Prepayments and accrued income		1,055	1,143
Disposal group and assets classified as held for sale	40	8	239

Total assets		182,143	177,862

Liabilities
Deposits by banks	41	25,578	30,389
Customer accounts	42	92,604	81,308
Trading portfolio financial liabilities	43	111	194
Derivative financial instruments	24	6,468	4,142
Debt securities in issue	44	37,814	41,866
Current taxation		35	181
Deferred taxation	39	2	60
Other liabilities	45	2,158	1,473
Accruals and deferred income		1,375	1,808
Retirement benefit liabilities	11	1,105	423
Provisions for liabilities and commitments	46	85	74
Subordinated liabilities and other capital instruments	47	4,526	4,605
Disposal group classified as held for sale	40	—	161

Total liabilities		171,861	166,684

Shareholders’ equity and minority interests
Share capital	48	294	294
Share premium		1,693	1,693
Other equity interests	50	497	497
Reserves		698	327
Profit and loss account		5,756	7,016
Shareholders’ equity		8,938	9,827
Minority interests in subsidiaries	51	1,344	1,351

Total shareholders’ equity including minority interests		10,282	11,178

Total liabilities, shareholders’ equity and minority interests		182,143	177,862

D Gleeson, Chairman. E Sheehy, Group Chief Executive. J O’Donnell, Group Finance Director.W M Kinsella, Secretary.

Balance sheet Allied Irish Banks, p.l.c.

as at 31 December 2008

	Notes	2008 € m	2007 € m
Assets
Cash and balances at central banks	56	1,651	566
Items in course of collection		151	203
Trading portfolio financial assets	23	171	8,136
Derivative financial instruments	24	6,654	4,039
Loans and receivables to banks	25	47,113	46,648
Loans and receivables to customers	26	88,873	86,108
Financial investments available for sale	29	25,872	17,853
Interests in associated undertakings	32	1,066	903
Investments in Group undertakings	36	1,472	1,428
Intangible assets	37	287	203
Property, plant and equipment	38	378	362
Other assets		444	344
Current taxation		13	3
Deferred taxation	39	190	159
Prepayments and accrued income		1,091	1,123
Assets classified as held for sale	40	6	13

Total assets		175,432	168,091

Liabilities
Deposits by banks	41	52,186	54,677
Customer accounts	42	77,990	65,779
Trading portfolio financial liabilities	43	109	180
Derivative financial instruments	24	5,826	3,512
Debt securities in issue	44	26,376	31,922
Current taxation		7	91
Deferred taxation	39	2	31
Other liabilities	45	1,142	430
Accruals and deferred income		1,441	1,556
Retirement benefit liabilities	11	1,035	253
Provisions for liabilities and commitments	46	50	54
Subordinated liabilities and other capital instruments	47	3,662	3,633

Total liabilities		169,826	162,118

Shareholders’ equity
Share capital	48	294	294
Share premium		1,693	1,693
Other equity interests	50	497	497
Reserves		(38)	(294)
Profit and loss account		3,160	3,783
Shareholders’ equity		5,606	5,973

Total liabilities and shareholders’ equity		175,432	168,091

D Gleeson, Chairman. E Sheehy, Group Chief Executive. J O’Donnell, Group Finance Director.W M Kinsella, Secretary.

Statement of cash flows

for the year ended 31 December 2008

	Group			Allied Irish Banks, p.l.c.
	2008 € m	2007 € m	2006 € m	2008 € m	2007 € m	2006 € m
Reconciliation of profit before taxation to net cash inflow from operating activities
Profit before taxation	1,029	2,508	2,733 (1)	1,067	1,625	1,669
Adjustments for:
Profit on disposal of businesses	(106)	(1)	(191)	(106)	1	(178)
Construction contract income	(12)	(55)	(96)	—	—	—
Profit on disposal of property	(12)	(76)	(365)	(9)	(76)	(406)
Investment income	(55)	(56)	(44)	(540)	(532)	(296)
Associated undertakings	(37)	(128)	(167)	57	—	—
Provisions for impairment of loans and receivables	1,822	106	118	1,388	80	79
Provisions for liabilities and commitments	(2)	(8)	(15)	(4)	(9)	(12)
Amounts written off financial investments available for sale	29	1	1	25	—	—
Increase/(decrease) in other provisions	26	(2)	11	3	(6)	8
Depreciation, amortisation and impairment	170	145	140	121	93	80
Interest on subordinated liabilities and other capital instruments	249	252	214	198	195	182
Profit on disposal of financial investments available for sale	(146)	(52)	(11)	(117)	(10)	2
Share based payment	5	41	54	(4)	27	38
Amortisation of premiums and discounts	(18)	27	64	(4)	30	59
Increase in long-term assurance business	—	—	(6)	—	—	—
Decrease/(increase) in prepayments and accrued income	1	(244)	(131)	(38)	(440)	(75)
(Decrease)/increase in accruals and deferred income	(306)	434	306	(10)	379	203

	2,637	2,892	2,615	2,027	1,357	1,353

Net (decrease)/increase in deposits by banks	(3,880)	(2,025)	4,649	698	(5,263)	18,550
Net increase in customer accounts	16,939	8,231	12,329	14,157	14,710	9,433
Net increase in loans and receivables to customers	(11,895)	(23,827)	(22,137)	(7,544)	(27,714)	(13,836)
Net decrease/(increase) in loans and receivables to banks	11	256	(32)	(6,420)	5,566	(10,603)
Net decrease in trading portfolio financial assets/liabilities	1,466	516	909	1,599	384	610
Net (increase)/decrease in derivative financial instruments	(500)	(75)	117	(356)	(107)	46
Net decrease/(increase) in items in course of collection	70	122	(121)	52	71	(71)
Net (decrease)/increase in debt securities in issue	(2,335)	14,321	11,224	(3,693)	11,759	4,531
Net (decrease)/increase in notes in circulation	(109)	(13)	18	—	—	—
Net decrease/(increase) in other assets	668	232	(322)	435	54	(171)
Net increase/(decrease) in other liabilities	1,016	(235)	75	764	(159)	61
Effect of exchange translation and other adjustments	828	480	(213)	409	270	(61)

Net cash inflow/(outflow) from operating assets and liabilities	2,279	(2,017)	6,496	101	(429)	8,489

Net cash inflow from operating activities before taxation	4,916	875	9,111	2,128	928	9,842
Taxation paid	(357)	(400)	(481)	(106)	(176)	(235)

Net cash inflow from operating activities	4,559	475	8,630	2,022	752	9,607
Investing activities (note a)	(5,438)	(3,283)	(1,892)	(2,930)	(2,426)	(2,904)
Financing activities (note b)	(540)	(848)	153	(423)	(710)	(886)

(Decrease)/increase in cash and cash equivalents	(1,419)	(3,656)	6,891	(1,331)	(2,384)	5,817
Opening cash and cash equivalents	10,427	14,355	7,670	8,951	11,614	5,968
Effect of exchange translation adjustments	(486)	(272)	(206)	(636)	(279)	(171)

Closing cash and cash equivalents	8,522	10,427	14,355	6,984	8,951	11,614

(1)	Represents profit before taxation – continuing activities, as per the Consolidated income statement, adjusted for the discontinued activity pre-tax profit of € 118m in 2006.

Statement of cash flows (continued)

for the year ended 31 December 2008

	Group			Allied Irish Banks, p.l.c.
	2008 € m	2007 € m	2006 € m	2008 € m	2007 € m	2006 € m
(a) Investing activities
Purchase of financial investments available for sale	(19,404)	(18,476)	(24,635)	(16,591)	(12,179)	(19,942)
Proceeds from sale and maturity of financial investments available for sale	14,400	15,292	22,173	13,569	9,351	17,404
Additions to property, plant and equipment	(140)	(128)	(144)	(80)	(86)	(113)
Disposal of property, plant and equipment	26	105	489	18	100	497
Additions to intangible assets	(150)	(138)	(87)	(123)	(123)	(75)
Additions to investment in associated undertakings	(231)	—	—	(220)	—	—
Disposal of investment in associated undertakings	5	5	—	—	—	—
Investments in Group undertakings	—	—	—	(44)	(20)	(1,156)
Disposal of investment in businesses and subsidiaries	114	1	268	114	(1)	185
Dividends received from associated undertakings	55	56	44	55	56	44
Investment in business	(113)	—	—	(113)	—	—
Dividends received from subsidiary companies	—	—	—	485	476	252

Cash flows from investing activities	(5,438)	(3,283)	(1,892)	(2,930)	(2,426)	(2,904)

(b) Financing activities
Re-issue of treasury shares	10	49	48	10	49	48
Purchase of own shares	—	—	—	—	—	(128)
Issue of subordinated liabilities	885	128	—	885	128	—
Redemption of subordinated liabilities	(356)	—	—	(356)	—	—
Issue of perpetual preferred securities	—	—	1,008	—	—	—
Interest paid on subordinated liabilities	(255)	(254)	(196)	(203)	(197)	(180)
Equity dividends paid on ordinary shares	(720)	(651)	(587)	(721)	(652)	(588)
Dividends on other equity interests	(38)	(38)	(38)	(38)	(38)	(38)
Dividends paid to minority interests	(66)	(82)	(82)	—	—	—

Cash flows from financing activities	(540)	(848)	153	(423)	(710)	(886)

In 2006, discontinued activities contributed to the increase in cash and cash equivalents as follows:- Operating activities: € Nil; Investing activities € 154m; and Financing activities € Nil.

Statement of recognised income and expense

	Group			Allied Irish Banks, p.l.c.
	2008 € m	2007 € m	2006 € m	2008 € m	2007 € m	2006 € m
Foreign exchange translation differences	(551)	(290)	(149)	(40)	(21)	6
Net change in cash flow hedges, net of tax	678	(37)	(283)	428	(50)	(261)
Net change in fair value of financial investments available for sale, net of tax	(465)	(191)	(13)	(328)	(115)	(109)
Net actuarial (losses)/gains in retirement benefit schemes, net of tax	(727)	393	200	(710)	317	150
Net other gains/(losses) relating to the period	72	(22)	(47)	(9)	—	—

Income and expense recognised	(993)	(147)	(292)	(659)	131	(214)
Profit for the period	885	2,066	2,298	1,027	1,436	1,451

Total recognised income and expense for the period	(108)	1,919	2,006	368	1,567	1,237

Attributable to:
Equity holders of the parent	(167)	1,793	1,859	368	1,567	1,237
Minority interests in subsidiaries	59	126	147	—	—	—

Total recognised income and expense for the period	(108)	1,919	2,006	368	1,567	1,237

Consolidated reconciliation of movements in shareholders’ equity

	Attributable to equity holders of the parent
	Share capital € m	Share premium € m	Other equity interests € m	Capital reserves € m	Revaluation reserves € m	Available for sale securities reserves € m	Cash flow hedging reserves € m	Revenue reserves € m	Foreign currency translation reserves € m	Treasury shares € m	Share based payments reserves € m	Total € m	Minority Interests € m	Total € m
2008
At 1 January 2008	294	1,693	497	527	33	(91)	(142)	7,682	(251)	(491)	76	9,827	1,351	11,178
Profit for the period	—	—	—	—	—	—	—	767	—	—	—	767	118	885
Dividends on ordinary shares	—	—	—	—	—	—	—	(720)	—	—	—	(720)	(66)	(786)
Dividends on other equity interests	—	—	—	—	—	—	—	(38)	—	—	—	(38)	—	(38)
Share based payments	—	—	—	—	—	—	—	—	—	—	5	5	—	5
Actuarial losses recognised in retirement benefit schemes	—	—	—	—	—	—	—	(727)	—	—	—	(727)	—	(727)
Other recognised (losses)/gains relating to the period	—	—	—	—	—	(465)	680	72	(494)	—	—	(207)	(59)	(266)
Other movements	—	—	—	156	—	—	—	(156)	—	—	—	—	—	—
Ordinary shares re-issued	—	—	—	—	—	—	—	—	—	29	—	29	—	29
Net movement in own shares	—	—	—	—	—	—	—	2	—	—	—	2	—	2

At 31 December 2008	294	1,693	497	683	33	(556)	538	6,882	(745)	(462)	81	8,938	1,344	10,282

Consolidated reconciliation of movements in shareholders’ equity

	Attributable to equity holders of the parent
	Share capital € m	Share premium € m	Other equity interests € m	Capital reserves € m	Revaluation reserves € m	Available for sale securities reserves € m	Cash flow hedging reserves € m	Revenue reserves € m	Foreign currency translation reserves € m	Treasury Shares € m	shares based payments reserves € m	Total € m	Minority Interests € m	Total € m
2006
At 1 January 2006	294	1,693	497	758	85	130	178	3,910	214	(620)	30	7,169	1,248	8,417
Profit for the period	—	—	—	4	—	—	—	2,181	—	—	—	2,185	113	2,298
Dividends on ordinary shares	—	—	—	—	—	—	—	(587)	—	—	—	(587)	(82)	(669)
Dividends on other equity interests	—	—	—	—	—	—	—	(38)	—	—	—	(38)	—	(38)
Share based payments	—	—	—	—	—	—	—	3	—	—	27	30	—	30
Actuarial gains recognised in retirement benefit schemes	—	—	—	—	—	—	—	200	—	—	—	200	—	200
Other recognised (losses)/gains relating to the period	—	—	—	—	—	(44)	(283)	(47)	(152)	—	—	(526)	34	(492)
Other movements	—	—	—	(235)	(50)	—	—	293	—	—	—	8	(6)	2
Ordinary shares re-issued	—	—	—	—	—	—	—	—	—	87	—	87	—	87
Net movement in own shares	—	—	—	—	—	—	—	118	—	(41)	—	77	—	77

At 31 December 2006	294	1,693	497	527	35	86	(105)	6,033	62	(574)	57	8,605	1,307	9,912

2007
At 1 January 2007	294	1,693	497	527	35	86	(105)	6,033	62	(574)	57	8,605	1,307	9,912
Profit for the period	—	—	—	—	—	—	—	1,949	—	—	—	1,949	117	2,066
Dividends on ordinary shares	—	—	—	—	—	—	—	(651)	—	—	—	(651)	(82)	(733)
Dividends on other equity interests	—	—	—	—	—	—	—	(38)	—	—	—	(38)	—	(38)
Share based payments	—	—	—	—	—	—	—	6	—	—	19	25	1	26
Actuarial gains recognised in retirement benefit schemes	—	—	—	—	—	—	—	393	—	—	—	393	—	393
Other recognised (losses)/gains relating to the period	—	—	—	—	—	(177)	(37)	(22)	(313)	—	—	(549)	9	(540)
Other movements	—	—	—	—	(2)	—	—	2	—	—	—	—	(1)	(1)
Ordinary shares re-issued	—	—	—	—	—	—	—	—	—	83	—	83	—	83
Net movement in own shares	—	—	—	—	—	—	—	10	—	—	—	10	—	10

At 31 December 2007	294	1,693	497	527	33	(91)	(142)	7,682	(251)	(491)	76	9,827	1,351	11,178

Reconciliation of movements in shareholders’ equity - Allied Irish Banks, p.l.c.

	Share capital € m	Share premium € m	Other equity interests € m	Capital reserves € m	Revaluation reserves € m	Available for sale securities reserves € m	Cash flow hedging reserves € m	Revenue reserves € m	Foreign currency translation reserves € m	Treasury shares € m	Share based payments reserves € m	Total € m
2008
At 1 January 2008	294	1,693	497	—	20	(172)	(142)	4,341	(34)	(578)	54	5,973
Profit attributable to equity holders of the parent	—	—	—	—	—	—	—	1,027	—	—	—	1,027
Dividends on ordinary shares	—	—	—	—	—	—	—	(721)	—	—	—	(721)
Dividends on other equity interests	—	—	—	—	—	—	—	(38)	—	—	—	(38)
Share based payments	—	—	—	—	—	—	—	—	—	—	(6)	(6)
Actuarial losses recognised in retirement benefit schemes	—	—	—	—	—	—	—	(710)	—	—	—	(710)
Other recognised (losses)/gains relating to the period	—	—	—	—	—	(328)	428	(9)	(40)	—	—	51
Other movements	—	—	—	156	—	—	—	(156)	—	—	—	—
Ordinary shares re-issued	—	—	—	—	—	—	—	—	—	29	—	29
Net movement in own shares	—	—	—	—	—	—	—	1	—	—	—	1

At 31 December 2008	294	1,693	497	156	20	(500)	286	3,735	(74)	(549)	48	5,606

Reconciliation of movements in shareholders’ equity - Allied Irish Banks, p.l.c.

	Share capital € m	Share premium € m	Other equity interests € m	Revaluation reserves € m	Available for sale securities reserves € m	Cash flow hedging reserves € m	Revenue reserves € m	Foreign currency translation reserves € m	Treasury shares € m	Share based payments reserves € m	Total € m
2006
At 1 January 2006	294	1,693	497	78	52	169	2,235	(19)	(620)	13	4,392
Profit attributable to equity holders of the parent	—	—	—	—	—	—	1,451	—	—	—	1,451
Dividends on ordinary shares	—	—	—	—	—	—	(588)	—	—	—	(588)
Dividends on other equity interests	—	—	—	—	—	—	(38)	—	—	—	(38)
Share based payments	—	—	—	—	—	—	3	—	—	30	33
Actuarial gains recognised in retirement benefit schemes	—	—	—	—	—	—	150	—	—	—	150
Other recognised (losses)/gains relating to the period	—	—	—	—	(109)	(261)	—	6	—	—	(364)
Other movements	—	—	—	(58)	—	—	58	—	—	—	—
Ordinary shares re-issued	—	—	—	—	—	—	—	—	87	—	87
Net movement in own shares	—	—	—	—	—	—	4	—	(128)	—	(124)

At 31 December 2006	294	1,693	497	20	(57)	(92)	3,275	(13)	(661)	43	4,999

2007
At 1 January 2007	294	1,693	497	20	(57)	(92)	3,275	(13)	(661)	43	4,999
Profit attributable to equity holders of the parent	—	—	—	—	—	—	1,436	—	—	—	1,436
Dividends on ordinary shares	—	—	—	—	—	—	(652)	—	—	—	(652)
Dividends on other equity interests	—	—	—	—	—	—	(38)	—	—	—	(38)
Share based payments	—	—	—	—	—	—	2	—	—	11	13
Actuarial gains recognised in retirement benefit schemes	—	—	—	—	—	—	317	—	—	—	317
Other recognised losses relating to the period	—	—	—	—	(115)	(50)	—	(21)	—	—	(186)
Other movements	—	—	—	—	—	—	—	—	—	—	—
Ordinary shares re-issued	—	—	—	—	—	—	—	—	83	—	83
Net movement in own shares	—	—	—	—	—	—	1	—	—	—	1

At 31 December 2007	294	1,693	497	20	(172)	(142)	4,341	(34)	(578)	54	5,973

Notes to the accounts

1 Reclassification of financial assets (amendments to IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures)

On 13 October 2008, in response to the turmoil on world financial markets, the IASB amended IAS 39 ‘Financial Instruments: Recognition and Measurement’ to allow for the reclassification of non-derivative financial assets out of the ‘fair value through profit or loss category’ in rare circumstances. The IASB defined rare circumstances as including the current credit crisis and related market dislocation. This amendment allowed the reclassification to be applied retrospectively to 1 July 2008, provided the reclassification decision had been made before 1 November 2008. Any reclassifications made in periods beginning on or after 1 November 2008 are dealt with prospectively.

Since certain financial assets held for trading by the Group at 1 July 2008 were no longer held for the purpose of selling or repurchasing in the near term due to inactive markets and illiquidity, the Group adopted this amendment and reclassified € 6,104m of trading portfolio financial assets to financial investments available for sale. If this reclassification had not been made, a negative fair value movement of € 236m would have been recognised in the income statement. This reclassification has resulted in the recognition of the fair value movement in equity. Further analysis of this reclassification is set out in note 23.

2 Segmental information

For management and reporting purposes, the activities of AIB Group are organised into four operating divisions supported by Group, which includes Operations and Technology. A description of the activities of each divisions is set out on pages 14—15.

AIB Bank ROI: Retail and commercial banking operations in the Republic of Ireland, Channel Islands and the Isle of Man, AIB Finance and Leasing, AIB Card Services, Wealth Management and its share of Hibernian Life Holdings Limited, AIB’s venture with Hibernian Life and Pensions Limited.

Capital Markets: AIB’s corporate banking, treasury and investment banking operations principally in Ireland, Britain, Poland and the US, together with offices in Frankfurt, Paris, Luxembourg, Budapest, Zurich, Toronto and Sydney.

AIB Bank UK: Retail and commercial banking operations in Britain (operating under the trading name Allied Irish Bank (GB)) and in Northern Ireland (operating under the trading name First Trust Bank).

Central and Eastern Europe Division(1): This division comprises: Bank Zachodni WBK S.A. (“BZWBK”), in which AIB has a 70.5% shareholding, together with its subsidiaries and associates which operate in Poland; Bulgarian American Credit Bank, a specialist provider of secured finance to small and medium sized companies in Bulgaria, in which AIB has a 49.99% shareholding; and AmCredit, which is a mortgage business in Lithuania, Latvia and Estonia.

Group: Includes interest income earned on capital not allocated to divisions, the funding of certain acquisitions, hedging in relation to the translation of foreign locations’ profit, unallocated costs of central services, AIB’s share of approximately 24.2% in M&T Bank Corporation and profit on disposal of property.

(1)	During the second half of 2008, the Central & Eastern Europe (CEE) division was formed bringing together the Group’s interests in Poland, Bulgaria and the Baltic region.

Notes to the accounts

2 Segmental information (continued)

	2008
	AIB Bank ROI € m	Capital Markets € m	AIB Bank UK € m	Central & Eastern Europe € m	Group € m	Total € m
Operations by business segments
Net interest income	1,705	1,064	591	437	70	3,867
Other income	478	94	135	390	104	1,201

Total operating income	2,183	1,158	726	827	174	5,068
Administrative expenses	953	376	312	442	104	2,187
Impairment and amortisation of intangible assets	17	9	—	26	26	78
Depreciation of property, plant and equipment	32	7	9	24	20	92
Total operating expenses	1,002	392	321	492	150	2,357

Operating profit before provisions	1,181	766	405	335	24	2,711
Provisions for impairment of loans and receivables	1,298	160	257	107	—	1,822
Provisions for liabilities and commitments	—	(4)	—	2	—	(2)
Amounts written off financial investments available for sale	4	25	—	—	—	29

Operating (loss)/profit	(121)	585	148	226	24	862
Associated undertakings	(5)	—	2	(54)	94	37
Profit on disposal of property	6	—	2	2	2	12
Construction contract income	—	—	—	—	12	12
Profit on disposal of businesses	68	—	38	—	—	106

(Loss)/profit before taxation - continuing operations	(52)	585	190	174	132	1,029

Other amounts
Loans and receivables to customers	75,033	26,120	19,551	8,514	271	129,489
Interests in associated undertakings	251	6	3	174	1,534	1,968
Total assets	80,788	60,477	22,036	12,368	6,474	182,143
Customer accounts	42,295	26,536	13,539	10,234	—	92,604
Total liabilities(1)	49,398	89,827	14,776	11,228	6,632	171,861
Ordinary shareholders’ equity(1)	3,981	2,384	1,322	656	98	8,441
Capital expenditure	89	24	5	79	93	290
Other significant non-cash expenses(2)	(6)	(5)	6	2	5	2

Notes to the accounts

2 Segmental information (continued)

	2007
	AIB Bank ROI € m	Capital Markets € m	AIB Bank UK € m	Central & Eastern Europe € m	Group € m	Total € m
Operations by business segments
Net interest income	1,777	586	685	308	62	3,418
Other income	490	389	156	371	44	1,450

Total operating income	2,267	975	841	679	106	4,868
Administrative expenses	1,036	446	359	377	158	2,376
Amortisation of intangible assets	16	6	1	18	19	60
Depreciation of property, plant and equipment	36	8	11	15	15	85
Total operating expenses	1,088	460	371	410	192	2,521

Operating profit/(loss) before provisions	1,179	515	470	269	(86)	2,347
Provisions for impairment of loans and receivables	104	(18)	18	2	—	106
Provisions for liabilities and commitments	—	2	—	(1)	(9)	(8)
Amounts written off financial investments available for sale	—	1	—	—	—	1

Operating profit/(loss)	1,075	530	452	268	(77)	2,248
Associated undertakings	7	—	—	1	120	128
Profit on disposal of property	12	—	—	—	64	76
Construction contract income	—	—	—	—	55	55
Profit/(loss) on disposal of businesses	—	2	—	—	(1)	1

Profit before taxation - continuing operations	1,094	532	452	269	161	2,508

Other amounts
Loans and receivables to customers	71,717	25,387	23,726	6,638	135	127,603
Interests in associated undertakings	273	4	—	4	1,401	1,682
Total assets	78,241	57,753	24,946	10,106	6,816	177,862
Customer accounts	41,933	16,715	14,460	8,200	—	81,308
Total liabilities(1)	48,270	84,034	15,306	9,034	10,040	166,684
Ordinary shareholders’ equity(1)	4,269	2,757	1,598	508	198	9,330
Capital expenditure	116	28	9	41	72	266
Other significant non-cash expenses(2)	17	10	9	3	4	43

2 Segmental information (continued)

	2006
	AIB Bank ROI € m	Capital Markets € m	AIB Bank UK € m	Central & Eastern Europe € m	Group € m	Total € m
Operations by business segments
Net interest income	1,581	490	593	236	99	2,999
Other income	434	464	154	302	(27)	1,327

Total operating income	2,015	954	747	538	72	4,326
Administrative expenses	945	425	332	290	182	2,174
Amortisation of intangible assets	17	4	—	21	11	53
Depreciation of property, plant and equipment	38	9	11	19	10	87
Total operating expenses	1,000	438	343	330	203	2,314

Operating profit/(loss) before provisions	1,015	516	404	208	(131)	2,012
Provisions for impairment of loans and receivables	78	5	26	9	—	118
Provisions for liabilities and commitments	(4)	1	—	(2)	(10)	(15)
Amounts (written back)/written off financial investments available for sale	(1)	2	—	—	—	1

Operating profit/(loss)	942	508	378	201	(121)	1,908
Associated undertakings	18	2	—	6	141	167
Profit on disposal of property	6	—	1	—	358	365
Construction contract income	—	—	—	—	96	96
Profit on disposal of businesses	—	79	—	—	—	79

Profit before taxation - continuing operations	966	589	379	207	474	2,615

Discontinued operation - net of taxation	116	—	—	—	—	116

Other amounts
Loans and receivables to customers	60,018	20,808	21,606	4,573	110	107,115
Interests in associated undertakings	268	5	—	3	1,516	1,792
Total assets	66,200	54,093	24,580	7,195	6,458	158,526
Customer accounts	40,841	14,285	13,546	6,203	—	74,875
Total liabilities(1)	46,253	71,666	14,555	6,939	9,201	148,614
Ordinary shareholders’ equity(1)	3,513	2,620	1,472	376	127	8,108
Capital expenditure	104	24	15	24	64	231
Other significant non-cash expenses(2)	31	10	8	4	4	57

Notes to the accounts

2 Segmental information (continued)

	2008
	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Operations by geographical segments(3)
Net interest income	2,568	714	475	76	34	3,867
Other income	525	181	447	39	9	1,201

Total operating income	3,093	895	922	115	43	5,068
Administrative expenses	1,326	370	442	25	24	2,187
Impairment and amortisation of intangible assets	49	2	8	—	19	78
Depreciation of property, plant and equipment	56	10	24	1	1	92
Total operating expenses	1,431	382	474	26	44	2,357

Operating profit/(loss) before provisions	1,662	513	448	89	(1)	2,711
Provisions for impairment of loans and receivables	1,341	362	98	12	9	1,822
Provisions for liabilities and commitments	(3)	(1)	2	—	—	(2)
Amounts written off financial investments available for sale	18	4	—	7	—	29

Operating profit/(loss)	306	148	348	70	(10)	862
Associated undertakings	(6)	3	—	94	(54)	37
Profit on disposal of property	8	2	2	—	—	12
Construction contract income	12	—	—	—	—	12
Profit on disposal of businesses	106	—	—	—	—	106

Profit/(loss) before taxation – continuing operations	426	153	350	164	(64)	1,029

Other amounts
Loans and receivables to customers	90,788	25,573	8,427	3,352	1,349	129,489
Interests in associated undertakings	257	3	11	1,534	163	1,968
Total assets	128,428	30,918	14,629	6,825	1,343	182,143
Customer accounts	59,653	20,656	10,239	1,936	120	92,604
Total liabilities(1)	115,386	28,780	12,382	14,756	557	171,861
Ordinary shareholders’ equity(1)	5,228	1,499	819	886	9	8,441
Capital expenditure	202	7	79	1	1	290

2 Segmental information (continued)

	2007
	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Operations by geographical segments(3)
Net interest income	2,145	857	343	56	17	3,418
Other income	684	265	446	43	12	1,450

Total operating income	2,829	1,122	789	99	29	4,868
Administrative expenses	1,502	439	384	39	12	2,376
Amortisation of intangible assets	41	1	18	—	—	60
Depreciation of property, plant and equipment	58	11	15	1	—	85
Total operating expenses	1,601	451	417	40	12	2,521

Operating profit before provisions	1,228	671	372	59	17	2,347
Provisions for impairment of loans and receivables	107	(3)	2	—	—	106
Provisions for liabilities and commitments	(6)	(1)	(1)	—	—	(8)
Amounts written off financial investments available for sale	1	—	—	—	—	1

Operating profit	1,126	675	371	59	17	2,248
Associated undertakings	7	—	1	120	—	128
Profit on disposal of property	76	—	—	—	—	76
Construction contract income	55	—	—	—	—	55
(Loss)/profit on disposal of businesses	(1)	2	—	—	—	1

Profit before taxation – continuing operations	1,263	677	372	179	17	2,508

Other amounts
Loans and receivables to customers	85,706	31,683	6,638	2,583	993	127,603
Interests in associated undertakings	277	—	4	1,401	—	1,682
Total assets	124,265	35,337	12,152	5,056	1,052	177,862
Customer accounts	50,024	22,146	8,224	914	—	81,308
Total liabilities(1)	111,542	35,314	10,259	9,212	357	166,684
Ordinary shareholders’ equity(1)	6,413	1,789	790	249	89	9,330
Capital expenditure	210	10	41	1	4	266

Notes to the accounts

2 Segmental information (continued)

	2006
	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Operations by geographical segments(3)
Net interest income	1,899	769	264	54	13	2,999
Other income	665	240	351	61	10	1,327

Total operating income	2,564	1,009	615	115	23	4,326
Administrative expenses	1,401	425	297	42	9	2,174
Amortisation of intangible assets	32	1	20	—	—	53
Depreciation of property, plant and equipment	54	12	20	1	—	87
Total operating expenses	1,487	438	337	43	9	2,314

Operating profit before provisions	1,077	571	278	72	14	2,012
Provisions for impairment of loans and receivables	70	41	9	—	(2)	118
Provisions for liabilities and commitments	(14)	1	(2)	—	—	(15)
Amounts written off financial investments available for sale	1	—	—	—	—	1

Operating profit	1,020	529	271	72	16	1,908
Associated undertakings	20	—	6	141	—	167
Profit on disposal of property	364	1	—	—	—	365
Construction contract income	96	—	—	—	—	96
Profit on disposal of businesses	77	1	—	1	—	79

Profit before taxation – continuing operations	1,577	531	277	214	16	2,615

Discontinued operation – net of taxation	116	—	—	—	—	116

Other amounts
Loans and receivables to customers	70,886	28,546	4,578	2,454	651	107,115
Interests in associated undertakings	273	—	3	1,516	—	1,792
Total assets	109,272	33,908	9,109	5,578	659	158,526
Customer accounts	47,559	20,072	6,214	1,026	4	74,875
Total liabilities(1)	104,609	31,932	7,812	4,202	59	148,614
Ordinary shareholders’ equity(1)	5,164	2,022	398	478	46	8,108
Capital expenditure	192	15	24	—	—	231

(1)

The fungible nature of liabilities within the banking industry inevitably leads to allocations of liabilities to segments, some of which are necessarily subjective. Accordingly, the directors believe that the analysis of total assets is more meaningful than the analysis of ordinary shareholders’ equity or liabilities.

(2)	Comprises share based payments expense.
(3)	The geographical distribution of profit before taxation is based primarily on the location of the office recording the transaction.

2 Segmental information (continued)

Gross revenue by business segment

	2008
	AIB Bank ROI € m	Capital Markets € m	AIB Bank UK € m	Central & Eastern Europe € m	Group € m	Eliminations € m	Total € m
External customers	5,087	3,534	1,715	1,171	194	—	11,701
Inter-segment revenue	3,308	3,702	953	174	354	(8,491)	—

Total gross revenue	8,395	7,236	2,668	1,345	548	(8,491)	11,701

	2007
External customers	4,500	3,516	2,017	869	217	—	11,119
Inter-segment revenue	2,733	3,178	913	75	78	(6,977)	—

Total gross revenue	7,233	6,694	2,930	944	295	(6,977)	11,119

	2006
External customers	3,080	2,764	1,497	641	974	—	8,956
Inter-segment revenue	1,335	2,057	616	1	80	(4,089)	—

Total gross revenue	4,415	4,821	2,113	642	1,054	(4,089)	8,956

Gross revenue from external customers represents: interest and similar income; dividend income; fee and commission income; net trading income; other operating income; profit on disposal of property; construction contract income; and profit on disposal of businesses. The amounts relate to continuing operations only.

3 Interest and similar income

	2008 € m	2007 € m	2006 € m
Interest on loans and receivables to banks	420	518	307
Interest on loans and receivables to customers	8,336	7,408	5,444
Interest on trading portfolio financial assets	200	393	380
Interest on financial investments available for sale	1,246	1,021	797
Interest on financial investments held to maturity	26	—	—

	10,228	9,340	6,928

Interest income in 2008 includes a charge of € 97m (2007: a charge of € 74m; 2006: a credit of € 70m) removed from equity in respect of cash flow hedges.

4 Interest expense and similar charges

	2008 € m	2007 € m	2006 € m
Interest on deposits by banks	1,380	1,585	1,163
Interest on customer accounts	2,867	2,349	1,597
Interest on debt securities in issue	1,865	1,736	955
Interest on subordinated liabilities and other capital instruments	249	252	214

	6,361	5,922	3,929

Interest expense in 2008 includes a credit of € 35m (2007: a credit of € 25m; 2006: a charge of € 6m) removed from equity in respect of cash flow hedges.

5 Dividend income

The dividend income relates to income from equity shares held as financial investments available for sale.

Notes to the accounts

6 Net fee and commission income

	2008 € m	2007 € m	2006 € m
Fee and commission income:
Retail banking customer fees	696	846	748
Credit related fees	138	127	123
Asset management & investment banking fees	221	308	219
Brokerage fees	70	116	95
Insurance commissions	58	56	50

	1,183	1,453	1,235
Fee and commission expense(1)	(142)	(197)	(161)

	1,041	1,256	1,074

(1)	Includes an amount of € 28m in relation to the Irish Government guarantee scheme (note 53).

7 Net trading income

	2008 € m	2007 € m	2006 € m
Foreign exchange contracts	(46)	113	101
Debt securities and interest rate contracts	(15)	(69)	44
Equity securities and index contracts	(12)	30	28

	(73)	74	173

The total hedging ineffectiveness on cash flow hedges credited/(charged) to the income statement amounted to € 8m (2007: a charge of € 13m; 2006: a charge of € 13m) and is included in net trading income.

8 Other operating income

	2008 € m	2007 € m	2006 € m
Profit/(loss) on available for sale debt securities	71	3	(4)
Profit on available for sale equity shares	75	49	15
Miscellaneous operating income(2)	60	37	46

	206	89	57

(2)	Includes an amount of € 5m (2007:€ 2m; 2006: € 21m) in respect of foreign exchange gains and losses.

9 Administrative expenses

	Group			Allied Irish Banks, p.l.c.
	2008 € m	2007 € m	2006 € m	2008 € m	2007 € m	2006 € m
Personnel expenses
Wages & salaries	1,105	1,206	1,074	674	760	675
Share-based payment schemes (note 10)	2	43	57	(5)	29	42
Retirement benefits (note 11)	112	158	144	81	113	98
Social security costs	132	135	119	80	78	67
Other personnel expenses	61	73	108	26	5	41
	1,412	1,615	1,502	856	985	923
General and administrative expenses	775	761	672	360	385	383

	2,187	2,376	2,174	1,216	1,370	1,306

10 Share-based compensation schemes

The Group operates a number of share-based compensation schemes as outlined below on terms approved by the shareholders. The requirements of IFRS 2 ‘Share-based payment’ have been applied since 7 November 2002 to all equity share based grants that had not vested by 1 January 2005.

The share-based compensation schemes which AIB Group operates in respect of ordinary shares in Allied Irish Banks, p.l.c., are:

(i) The AIB Group Share Option Scheme;

(ii) Employee’s Profit Sharing Schemes;

(iii) AIB Save As You Earn (SAYE) Share Option Scheme UK; and

(iv) AIB Group Performance Share Plan 2005.

10 Share-based compensation schemes (continued)

BZWBK operates a Long Term Incentive scheme with grants of shares in BZWBK and this scheme is described below.

(i) AIB Group Share Option Scheme

The following disclosures regarding the “AIB Group Share Option Scheme” (the ‘2000 Scheme’) relate to both AIB Group and to Allied Irish Banks, p.l.c. The 2000 Scheme was approved by shareholders at the 2000 AGM. This Scheme has been replaced by the AIB Group Performance Share Plan 2005 (see below), which was approved by shareholders at the 2005 AGM and further grants of options over the Company’s shares will not be made, except in exceptional circumstances. The 2000 Scheme operates as follows: options were granted at the market price, being the middle market quotation of the Company’s shares on the Irish Stock Exchange on the day preceding the date on which the option was granted. The exercise of options is conditional on the achievement of earnings per share (“EPS”) growth of at least 5% per annum, compounded, above the increase in the Irish Consumer Price Index (“CPI”) over a period of not less than three and not more than five years from date of grant. Options may not be transferred or assigned and may be settled through the issue/re-issue of shares. Options may be exercised only between the third and tenth anniversaries of their grant.

The following table summarises the share option scheme activity over each of the years ended 31 December 2008, 2007 and 2006.

	2008		2007		2006
Group	Number of options ’000	Weighted average exercise price €	Number of options ’000	Weighted average exercise price €	Number of options ’000	Weighted average exercise price €
Outstanding at 1 January	11,132.1	13.27	14,042.5	12.90	18,627.8	12.47
Granted	—	—	—	—	—	—
Exercised	(24.5)	12.71	(2,672.8)	11.53	(4,346.1)	11.07
Forfeited	(50.0)	13.42	(237.6)	10.66	(239.2)	13.05

Outstanding at 31 December	11,057.6	13.27	11,132.1	13.27	14,042.5	12.90

Exercisable at 31 December	11,057.6	13.27	9,732.5	12.85	6,599.3	12.03

The following tables present the number of options outstanding at 31 December 2008, 2007 and 2006.

Group

	31 December 2008
Range of exercise price	Weighted average remaining contractual life in years	Number of options outstanding ’000	Weighted average exercise price €
€11.98 - €13.90	3.90	9,665.0	12.85
€16.20 - €18.63	6.34	1,392.6	16.21

	31 December 2007
Range of exercise price	Weighted average remaining contractual life in years	Number of options outstanding ’000	Weighted average exercise price €
€11.98 - €13.90	4.90	9,732.5	12.85
€16.20 - €18.63	7.34	1,399.6	16.21

	31 December 2006
Range of exercise price	Weighted average remaining contractual life in years	Number of options outstanding ’000	Weighted average exercise price €
€10.02 - €11.98	2.92	4,168.3	11.29
€12.60 - €13.90	6.41	8,464.2	13.14
€16.20 - €18.63	8.34	1,410.0	16.21

Notes to the accounts

10 Share-based compensation schemes (continued)

The table below details the assumptions used and the resulting fair values provided by the binomial option pricing model in calculating the expense to be charged in the 2008 income statement, in accordance with IFRS 2, in respect of the value of options granted during 2005 and 2004. The expected volatility is based on an analysis of historical volatility over the ten years prior to the grant of the awards.

	2005	2004
Number of options (‘000)	1,459.0	3,223.5
Exercise price	€16.21	€12.60
Vesting period (years)	3	3
Expected volatility	28.1%	30.5%
Options life (years)	10	10
Risk-free rate	3.37%	4.25%
Expected dividends expressed as a dividend yield	3.8%	3.8%
Fair value per option	€4.19	€3.24

(ii) Employees’ Profit Sharing Schemes

The Company operates the “AIB Approved Employees’ Profit Sharing Scheme 1998” (‘the Scheme’) on terms approved by the shareholders at the 1998 Annual General Meeting. All employees, including executive directors of the Company and certain subsidiaries are eligible to participate, subject to minimum service periods (i.e., a continuous employment for at least one year prior to the last day of the relevant accounting period) and being in employment on the date on which an invitation to participate is issued. The Directors, at their discretion, may set aside each year, for distribution under the Scheme, a sum not exceeding 5% of eligible profits of participating companies.

Eligible employees in the Republic of Ireland may elect to receive their profit sharing allocations either in shares or in cash. Such shares are held by Trustees for a minimum period of two years and are required to be held for a total period of three years for the employees to obtain the maximum tax benefit. Such employees may elect to forego an amount of salary, subject to certain limitations, towards the acquisition of additional shares. The maximum market value of shares that may be appropriated to any employee in a year may not exceed € 12,700. During 2008, 1,104,540 ordinary shares, with a value of € 15.0m, were distributed in respect of 2007, (2007:1,207,757 ordinary shares, with a value of € 27.3m) to employees participating in the Profit Sharing Scheme in the Republic of Ireland. In addition, 735,219 ordinary shares, with a value of € 10.0m, (2007:779,141 ordinary shares with a value of € 77.6m) were purchased by employees through the salary foregone facility.

A Share Ownership Plan (‘the Plan’) operates in the UK in place of a profit sharing scheme. The Plan, which was approved by shareholders at the 2002 Annual General Meeting, provides for the acquisition by eligible employees of shares in a number of categories: Partnership Shares, in which each eligible employee may invest up to Stg£ 1,500 per annum from salary; Free Shares, involving the award by the Company of shares up to the value of Stg£ 3,000 per annum per employee, and Dividend Shares which may be acquired by each eligible employee, by re-investing dividends of up to Stg£ 1,500 per annum.

To participate in the Plan, eligible employees must have been in the continuous employment of the Group from 1 July prior to, and at, the grant date. During 2008, a total of 277,066 ordinary shares with a value of € 3.8m (2007: 320,352 ordinary shares with a value of € 7.2m) were awarded under the Free Share category. Free Shares are forfeited on a sliding scale should the employee leave the service of the Group within three years of grant date. The market value was determined as the mid-market price of the Company’s shares on the Irish Stock Exchange daily official list on the relevant date.

The following table summarises activity in the Free Share category during 2008, 2007 and 2006.

	2008	2007	2006
	Number of shares ‘000	Number of shares ‘000	Number of shares ‘000
Outstanding at 1 January	1,331.3	1,090.3	916.6
Granted	277.1	320.4	292.1
Forfeited	(15.2)	(23.5)	(17.7)
Vested	(280.9)	(55.9)	(100.7)

Outstanding at 31 December	1,312.3	1,331.3	1,090.3

10 Share-based compensation schemes (continued)

(iii) AIB Save As You Earn (SAYE) Share Option Scheme UK

The Company operates a Save As You Earn Share Option Scheme (‘the Scheme’) in the UK. The Scheme is open to all employees of AIB Group in the UK who have completed six months continuous service at the date of grant. Under the Scheme, employees may opt to save fixed amounts on a regular basis, over a three-year period, subject to a maximum monthly saving of Stg£ 250 per employee. At the end of the three-year period, (a) a tax-free bonus equal to a multiple of the participants’ monthly contribution is added in line with rates approved by the Inland Revenue (1.8 times and 1.6 times) for contracts entered into in 2007 and 2008 respectively; and (b) the participant has 6 months in which to exercise the option and purchase ordinary shares at the option price (fixed price being the average price per AIB ordinary share, on the London Stock Exchange on the day prior to grant date, less 20% discount); or the participant may withdraw the savings and bonus amount.

The following table summarises option activity during 2008, 2007 and 2006.

	2008		2007		2006
	Number of options ’000	Weighted average exercise price €	Number of options ’000	Weighted average exercise price €	Number of options ’000	Weighted average exercise price €
Outstanding at 1 January	1,003.7	16.30	1,549.4	10.60	1,434.7	10.17
Granted	1,472.2	10.36	635.5	17.80	189.1	15.99
Forfeited	(1,379.7)	13.67	(104.3)	13.73	(72.9)	10.60
Exercised	(228.1)	12.91	(1,076.9)	9.70	(1.5)	10.79

Outstanding at 31 December	868.1	10.93	1,003.7	16.30	1,549.4	10.60

Exercisable at 31 December	2.1	12.94	3.6	9.70	—	—

The Black Scholes option pricing model has been used in estimating the value of the options granted in 2008. The expected volatility is based on historical volatility over the three and a half years prior to the grant of the SAYE options.

The following table details the assumptions used, and the resulting fair values provided by the option pricing model in respect of options being expensed in accordance with IFRS 2.

	2008	2007	2006
Share price at grant date	€12.95	€22.24	€19.99
Exercise price	€10.36	€17.80	€15.99
Vesting period (years)	3	3	3
Expected volatility	27.9%	19.0%	20.0%
Option life (years)	3.5	3.5	3.5
Expected life (years)	3	3	3
Risk-free rate	4.31%	4.06%	3.38%
Expected dividends expressed as a dividend yield	4.5%	3.2%	3.8%
Fair value per option	€3.22	€4.74	€4.06

(iv) AIB Group Performance Share Plan 2005

The following disclosures regarding the AIB Group Performance Share Plan 2005 (‘the Plan’) relate to both AIB Group and to Allied Irish Banks, p.l.c. The Plan was approved by the shareholders at the 2005 AGM. This Plan is designed to provide market-competitive incentives for senior executives, in the context of the Company’s long-term performance against stretching growth targets and the overall return to shareholders. Conditional grants of awards of ordinary shares are made to employees. These awards vest in full on the third anniversary of the grant if the performance conditions at (a) and (b) below are met:

(a)	50% of awards will vest if the growth in the Company’s EPS over the three-year period beginning with the year of grant is not less than the increase in the Irish CPI plus 10% per annum, compounded, over that period; and

(b)	50% of awards will vest if:

(i)	in respect of awards granted in 2005, the Company’s Total Shareholder Return (“TSR”) (the calculation of which is set out in the Rules of the Plan) over the period referred to at (a) above relative to a peer group of at least 15 banks (listed in the Rules of the Plan) is such as to position AIB not below the 80th percentile;

Notes to the accounts

10 Share-based compensation schemes (continued)

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

•

10% of awards will also vest if the Company’s TSR over the period relative to the peer group (at (b)(i) in respect of awards granted in 2005, at (b)(ii) in respect of awards granted in 2006 or subsequently, and subject also to the underlying performance condition at (b)(iii) in respect of awards granted in 2007 and subsequently) is not less than the median TSR of that peer group;

•

Between these levels of performance (i.e., EPS growth over the period of Irish CPI plus more than 5% and up to 10% per annum compounded, and TSR between the median and the 80th percentile) awards will vest on a graduated scale; and

•	No awards will vest if performance is below the minimum levels stated above.

In respect of awards granted in 2005 and 2006, the market value of the shares at the date of the grant is used to determine the value of the grant, adjusted to take into account expected vesting, for the part of the award subject to the EPS vesting criteria. In respect of the part of award subject to the TSR vesting criteria, the expense is determined at date of grant taking into account the expected vesting of the shares. For awards granted in 2007 and subsequent years, the TSR vesting criteria is also subject to an earnings underpin and the income statement expense is adjusted to take into account expected vesting.

At 31 December 2008, conditional grants of awards of 5,307,440 ordinary shares in aggregate were outstanding to 526 employees. The performance conditions of the 2005 awards were measured over the years 2005, 2006 and 2007 in light of which, the Remuneration Committee determined that 64.4% of the 2005 awards (187,343 shares) had vested with effect from 2 March 2009, as follows:

•	50% of the awards vested as the Company’s EPS growth exceeded the increase in the Irish CPI plus 10% per annum compounded over the three year period;

•	14.4% of the awards vested as the Company’s TSR percentile ranking out of the 15 comparator banks was 53.3%.

The 35.6% of the award (103,562 shares) which did not vest lapsed. Under the rules of the Plan, award holders are entitled to receive a cash sum equivalent to the dividends relating to the vested shares, and accordingly, an amount of € 52,904 in aggregate was paid to award holders less all statutory deductions.

The following table summarises the Performance Share activity during 2008, 2007 and 2006.

	2008 Number of shares ‘000	2007 Number of shares ‘000	2006 Number of shares ‘000
Outstanding at 1 January	3,794.6	1,597.8	290.9
Granted	1,557.6	2,233.7	1,315.7
Forfeited	(44.8)	(36.9)	(8.8)

Outstanding at 31 December	5,307.4	3,794.6	1,597.8

The fair value of the shares at the date of grant was € 13.26, € 22.85 and € 19.11, for 2008, 2007 and 2006 respectively.

10 Share-based compensation schemes (continued)

BZWBK Long Term Incentive Scheme

During 2006, BZWBK introduced a Long Term Incentive Scheme (‘the Scheme’) on terms approved by its shareholders. The scheme is designed to provide market-competitive incentives for senior executives and key managers in the context of BZWBK’s long-term performance against stretching growth targets.

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

During 2008, conditional awards of 288,112 ordinary shares of BZWBK were made to less than 600 employees with vesting to take place on the date of the AGM approving financial statements for the last year of the performance period. 25% of shares will vest, if EPS performance over the three year period, exceed the growth in the Polish CPI plus 8% per annum with up to 100% vesting on a straight line basis if EPS performance over the three year period exceeds Polish CPI plus 16% p.a.

In each case there is no re-test and the grant will expire after 3 years.

The following table summarises option activity during 2008:

	2008		2007		2006
	Number of shares	Weighted average exercise price €	Number of shares	Weighted average exercise price €	Number of shares	Weighted average exercise price €
Outstanding at 1 January	200,722	2.60	128,223	2.57	—	—
Granted	288,112	3.10	78,341	2.65	132,476	2.57
Forfeited	(11,905)	2.55	(5,842)	2.65	(4,253)	2.57

Outstanding at 31 December	476,929	2.87	200,722	2.60	128,223	2.57

Exercisable at 31 December	—	—	—	—	—	—

The Black Scholes model has been used in estimating the value of the grant. The expected volatility is based on an analysis of historical volatility based on approximately 7 months preceding the grant date.

The following table details the assumptions used and the resulting fair values provided by the option pricing model.

	2008	2007	2006
Share price at grant date	€46.26	€77.46	€41.86
Number of BZWBK shares granted in the year	288,112	78,341	132,476
Exercise price	€3.10	€2.65	€2.57
Vesting period (years)	3	3	3
Options life (years)	3	3	3
Expected volatility	40.82%	40.69%	37.38%
Risk-free rate	6.9%	4.9%	4.6%
Expected dividends expressed as a dividend yield	2.01%	2.05%	2.25%
Fair value per option	€37.88	€70.78	€38.65

Income statement expense

The total expense arising from share-based payment transactions amounted to € 2m in the year ended 31 December 2008 (2007: € 43m; 2006: € 57m).

Limitations on share-based payment schemes

The company complies with guidelines issued by the Irish Association of Investment Managers in relation to shares of Allied Irish Banks, p.l.c. issued under the above schemes.

Notes to the accounts

11 Retirement benefits

The Group operates a number of pension and retirement benefit plans for employees, the majority of which are funded. These include defined benefit and defined contribution plans. In December 2007, the Group introduced a hybrid pension scheme for employees in the Republic of Ireland who were not members of the defined benefit scheme. The hybrid pension scheme includes elements of both a defined benefit and a defined contribution scheme.

(i) Defined benefit schemes

The Group operates a number of defined benefit schemes, the most significant being the AIB Group Irish Pension Scheme (‘the Irish scheme’) and the AIB Group UK Pension Scheme (‘the UK scheme’). The defined benefit scheme in Ireland and the UK was closed to new members from December 1997. However, a new hybrid scheme was introduced in 2007 and members who joined the new hybrid scheme in 2007 became members of the Irish scheme. Approximately 84 per cent of staff in the Republic of Ireland are members of the Irish scheme while 45 per cent of staff in the UK are members of the UK scheme.

Retirement benefits for the defined benefit schemes are calculated by reference to service and pensionable salary at normal retirement date. Independent actuarial valuations for the main Irish and UK schemes are carried out on a triennial basis. The last such valuations were carried out on 30 June 2006 using the Attained Age Method. The schemes are funded and a contribution rate of 28.6% was set for the Irish scheme with effect from 1 January 2007. This funding rate was amended to 22.3% from 1 December 2007, following the introduction of the hybrid arrangements. Members of the new hybrid scheme contribute 5% of salary. A contribution rate of 30.8% of salaries together with annual payments of £17m from 1 January 2007 to 31 December 2011 increasing to £29m per annum for five years thereafter (previously 44.6%) have been set for the UK scheme. A contribution of £34m was paid into the UK scheme in December 2008 as an advancement of the annual payments for 2009 and 2010. The Group agreed with the Trustees of the Irish scheme that it will fund the deficit over 17 years (UK scheme: 10 years). The total contribution to the defined benefit pension schemes in 2009 is estimated to be € 122m approximately. The actuarial valuations are available for inspection to the members of the schemes.

The following table summarises the financial assumptions adopted in the preparation of these accounts in respect of the main schemes. The assumptions, including the expected long-term rate of return on assets, have been set based upon the advice of the Group’s actuary.

	as at 31 December
Financial assumptions	2008%	2007%
Irish scheme
Rate of increase in salaries(1)	4.00	4.75
Rate of increase of pensions in payment	2.00	2.25
Expected return on plan assets	7.58	6.82
Discount rate	5.80	5.50
Inflation assumptions	2.00	2.25
UK scheme
Rate of increase in salaries(1)	4.00	4.75
Rate of increase of pensions in payment	2.75	3.00
Expected return on plan assets	6.99	6.61
Discount rate	6.25	5.70
Inflation assumptions (RPI)	2.75	3.00
Other schemes
Rate of increase in salaries	4.00	4.25 - 4.9
Rate of increase of pensions in payment	0.0 -2.75	0.0 - 3.0
Expected return on plan assets	6.8-8.0	5.5 - 7.7
Discount rate	5.8 -6.5	5.5 -6.0
Inflation assumptions	2.0- 2.75	2.25 -3.00

(1)	The rate of increase in salaries include the impact of salary scale improvements.

11 Retirement benefits (continued)

Mortality assumptions

An actuarial review was carried out at June 2006 into the mortality experience of the Group’s Irish and UK schemes. This review concluded that the mortality assumptions set out below include sufficient allowance for future improvements in mortality rates. The life expectancies underlying the value of the scheme liabilities for the Irish and UK schemes at 31 December 2008 and 2007 are as follows:

		Irish scheme Years	UK scheme Years
Retiring today age 63
	Males	21.7	23.1
	Females	24.6	26.0

Retiring in 10 years at age 63
	Males	23.9	25.0
	Females	26.9	27.8

Sensitivity analysis for principal assumptions used to measure scheme liabilities

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

Assumption	Change in assumption	Impact on scheme liabilities
		Irish scheme	UK scheme
Inflation	Increase by 0.25%	Increase by 3.0%	Increase by 3.4%
Salary growth	Increase by 0.25%	Increase by 1.9%	Increase by 2.0%
Discount rate	Increase by 0.25%	Decrease by 4.5%	Decrease by 5.6%
Rate of mortality	Increase life expectancy by 1 year	Increase by 2.4%	Increase by 2.0%

The following tables set out on a combined basis for all schemes, the fair value of the assets held by the schemes together with the long-term rate of return expected for each class of asset for the Group and for Allied Irish Banks, p.l.c.

	as at 31 December 2008			as at 31 December 2007
Group	Long term rate of return expected %	Value € m	Plan assets %	Long term rate of return expected %	Value € m	Plan assets %
Equities	8.9	1,607	64	7.5	2,581	70
Bonds	4.3	504	20	4.5	621	17
Property	6.0	274	11	6.0	395	11
Cash/other	3.9	114	5	5.2	96	2

Total market value of assets	7.4	2,499	100	6.8	3,693	100
Actuarial value of liabilities of funded schemes		(3,548)			(4,062)

Deficit in the funded schemes		(1,049)			(369)
Unfunded schemes		(56)			(54)

Net pension deficit		(1,105)			(423)

Notes to the accounts

11 Retirement benefits (continued)

	as at 31 December 2008			as at 31 December 2007
Allied Irish Banks, p.l.c.	Long term rate of return expected %	Value € m	Plan assets %	Long term rate of return expected %	Value € m	Plan assets %
Equities	8.9	1,271	66	7.5	2,053	70
Bonds	4.3	339	17	4.5	420	14
Property	6.0	260	13	6.0	370	13
Cash/other	4.8	71	4	5.3	73	3

Total market value of assets	7.6	1,941	100	6.8	2,916	100
Actuarial value of liabilities of funded schemes		(2,928)			(3,128)

Deficit in the funded schemes		(987)			(212)
Unfunded schemes		(48)			(41)

Net pension deficit		(1,035)			(253)

At 31 December 2008, the Group pension scheme assets included AIB shares amounting to € 7m (2007: € 42m). For Allied Irish Banks, p.l.c. this amounted to € 7m (2007: € 41m). Included in the actuarial value of the liabilities is an amount in respect of commitments to pay annual pensions amounting to € 117,272 (2007: € 112,492) in aggregate to a number of former directors.

The following table sets out the components of the defined benefit expense for each of the three years ended 31 December 2008, 2007 and 2006.

	Group
	2008 € m	2007 € m	2006 € m
Included in administrative expenses:
Current service cost	110	128	132
Past service cost	3	11	7
Expected return on pension scheme assets	(247)	(235)	(205)
Interest on pension scheme liabilities	221	218	191

Cost of providing defined retirement benefits	87	122	125

The actual return/(loss) on plan assets during the year ended 31 December 2008 was € (1,120)m (2007: € 23m; 2006: € 439m).

	Group			Allied Irish Banks, p.l.c.
Movement in defined benefit obligation during the year	2008 € m	2007 € m	2006 € m	2008 € m	2007 € m	2006 € m
Defined benefit obligation at beginning of year	4,116	4,634	4,362	3,169	3,515	3,275
Current service cost	110	128	132	89	99	96
Past service cost	3	11	7	2	9	9
Interest cost	221	218	191	173	165	141
Contributions by employees	7	—	—	7	—	—
Actuarial (gains) and losses	(560)	(682)	7	(396)	(580)	20
Benefits paid	(103)	(100)	(89)	(82)	(78)	(70)
Settlements	—	(7)	—	—	(7)	—
Transfer between schemes	—	—	—	14	46	44
Translation adjustment on non-euro schemes	(190)	(86)	24	—	—	—

Defined benefit obligation at end of year	3,604	4,116	4,634	2,976	3,169	3,515

11 Retirement benefits (continued)

	Group			Allied Irish Banks, p.l.c.
Movement in the fair value during the year	2008 € m	2007 € m	2006 € m	2008 € m	2007 € m	2006 € m
Fair value of plan assets at beginning of year	3,693	3,697	3,135	2,916	2,895	2,494
Expected return	247	235	205	199	187	162
Actuarial (losses) and gains	(1,367)	(212)	234	(1,208)	(219)	195
Contributions by employer	189	145	193	100	91	78
Contributions by employee	7	—	—	7	—	—
Benefits paid	(103)	(100)	(89)	(82)	(77)	(68)
Settlements	—	(7)	—	—	(7)	—
Transfer between schemes	—	—	—	8	46	34
Translation adjustment on non-euro schemes	(167)	(65)	19	1	—	—

Fair value of plan assets at end of year	2,499	3,693	3,697	1,941	2,916	2,895

	Group			Allied Irish Banks, p.l.c.
Analysis of the amount recognised in the statement of recognised income and expense	2008 € m	2007 € m	2006 € m	2008 € m	2007 € m	2006 € m
Actual return less expected return on pension scheme assets	(1,367)	(212)	234	(1,208)	(219)	195
Experience gains and losses on scheme liabilities	(51)	(32)	(121)	(54)	(36)	(148)
Changes in demographic and financial assumptions	611	714	114	450	616	128

Actuarial gain recognised	(807)	470	227	(812)	361	175
Deferred tax	101	(74)	(35)	102	(44)	(25)

Recognised in the statement of recognised income and expense(1)	(706)	396	192	(710)	317	150

(1)

The actuarial gains recognised in the statement of recognised income and expense includes the Group’s share of an actuarial loss in associated undertakings of € 21m (2007: an actuarial loss of € 3m; 2006: an actuarial gain of € 8m).

	Group
History of experience gains and losses	2008 € m	2007 € m	2006 € m	2005 € m	2004 € m
Difference between expected and actual return on scheme assets:
Amount	(1,367)	(212)	234	374	99
Percentage of scheme assets	55%	6%	6%	12%	4%
Experience gains and losses on scheme liabilities:
Amount	(51)	(32)	(121)	(62)	(150)
Percentage of scheme liabilities	1%	1%	2%	1%	4%
Total gross amount recognised in SORIE(1):
Amount	(807)	470	227	(344)	(230)
Percentage of scheme liabilities	22%	11%	5%	8%	7%
(1) Statement of recognised income and expense

Defined benefit pension plans	2008 € m	2007 € m	2006 € m	2005 € m	2004 € m
Funded defined benefit obligation	3,548	4,062	4,551	4,272	3,356
Plan assets	2,499	3,693	3,697	3,135	2,528

Deficit within funded plans	1,049	369	854	1,137	828

Notes to the accounts

11 Retirement benefits (continued)

	Allied Irish Banks, p.l.c.
History of experience gains and losses	2008 € m	2007 € m	2006 € m	2005 € m	2004 € m
Difference between expected and actual return on scheme assets:
Amount	(1,208)	(219)	195	298	96
Percentage of scheme assets	62%	8%	7%	12%	5%
Experience gains and losses on scheme liabilities:
Amount	(54)	(36)	(148)	(69)	(140)
Percentage of scheme liabilities	2%	1%	4%	2%	6%
Total gross amount recognised in SORIE(1):
Amount	812	361	175	(244)	(203)
Percentage of scheme liabilities	27%	11%	5%	8%	8%
(1) Statement of recognised income and expense

Defined benefit pension plans	2008 € m	2007 € m	2006 € m	2005 € m	2004 € m
Funded defined benefit obligation	2,928	3,128	3,443	3,193	2,529
Plan assets	1,941	2,916	2,895	2,472	2,043

Deficit within funded plans	987	212	548	721	486

(ii) Defined contribution schemes

The Group operates a number of defined contribution schemes. The defined benefit scheme in Ireland and the UK was closed to new members from December 1997. Employees joining after December 1997 joined on a defined contribution basis. In December 2007, the Group introduced a hybrid pension scheme for employees in the Republic of Ireland who are not members of the defined benefit scheme. This scheme includes elements of both a defined benefit and a defined contribution scheme. Employees who join the new hybrid scheme become members of the Irish scheme. The standard contribution rate in Ireland was 8% during 2007 and increased to 10% in respect of the defined contribution elements of the hybrid scheme. The standard contribution rate in the UK is 5% and these members are also accruing benefits under SERPS (the State Earnings Related Pension Scheme). The total cost in respect of defined contribution schemes for 2008 was € 18m (2007: € 36m; 2006: € 19m). For Allied Irish Banks, p.l.c., the total cost amounted to € 10m (2007: € 26m; 2006: € 14m).

(iii) Payment Protection Insurance

AIB provide an additional benefit to employees in the form of payment protection insurance. It provides for the partial replacement of income in event of illness or injury resulting in the employee’s long term absence from work. In 2008, the Group contributed € 7m towards employee payment protection insurance, in 2007 and prior years the cost was included within retirement benefit expense.

12 Amounts written off financial investments available for sale	2008 € m	2007 € m	2006 € m
Equity shares	5	1	1
Debt securities	24	—	—

	29	1	1

13 Profit on disposal of property

2008

The sale of properties which were surplus to business requirements gave rise to a profit on disposal of € 10m. In addition, the Group continued with its sale and leaseback programme announced in 2006 and 2 properties were sold giving rise to a profit before tax of € 2m (€ 1m after tax). The leases that qualify as operating leases and the commitments in respect of the operating lease rentals (initial rent payable € 0.3m per annum) are included in note 61 Commitments, operating lease rentals.

2007

The sale of properties which were surplus to business requirements gave rise to a profit on disposal of € 12m. In addition, the Group continued with its sale and leaseback programme announced in 2006 and 22 properties were sold giving rise to a profit before tax of € 64m (€ 58m after tax). The leases that qualify as operating leases and the commitments in respect of the operating lease rentals (initial rent payable € 3.6m per annum) are included in note 61 Commitments, operating lease rentals.

13 Profit on disposal of property (continued)

2006

The sale of properties which were surplus to business requirements gave rise to a profit on disposal of € 7m. Details of the sale and leaseback transactions undertaken in 2006 are set out below.

	Profit recognised € m	Tax charge € m	Initial rent payable € m	Minimum lease term
Bankcentre Headquarters Building—Blocks A to D	167	32	4.5	4 yrs, 11 mths, 3 weeks
Bankcentre Headquarters Building—Blocks E to H	89	17	7.1	20 years
Donnybrook House	29	4	1.2	1 year
11 Branches	73	15	3.1	15 years

	358	68	15.9

14 Construction contract income			2008 € m	2007 € m	2006 € m
Construction revenue			17	101	171
Construction expense			(5)	(46)	(75)

			12	55	96

In 2005, AIB sold land at its Bankcentre headquarters to a syndicate of investors, the Serpentine Consortium. The consortium outsourced the construction of a new development on the above land to Blogram Limited, a subsidiary of Allied Irish Banks, p.l.c., on a fixed price contract basis. Practical completion of the building was achieved on 1 October 2007. Total consideration amounted to € 363m and was paid in full by the Serpentine Consortium by 31 December 2007 (2006: € 196.5m was due from the consortium). As at 31 December 2008, 99.94% of construction profit had been recognised in the income statement (2007: 97.06%; 2006: 68.38%). Construction contract income net of tax amounted to € 11m (2007: € 48m; 2006: € 82m).

Dohcar Limited, a subsidiary of Allied Irish Banks, p.l.c., contracted with the Serpentine Consortium to lease the property on completion at an initial rent of € 16.1m per annum for a period of 31 years with a break clause at year 23. Future lease rental commitments in respect of this transaction have been reported in the accounts (see note 61).

The nature of this transaction, which included the sale of land, an agreement to construct a building and an agreement to lease the building represented a linked transaction and met the definition under IFRS of a sale and leaseback. The transaction, which takes the legal form of a lease, is deemed to be linked because the economic benefits of the overall transaction cannot be understood without reference to the series of transactions as a whole.

Because the significant income from the transaction arises from the construction contract, the income is recognised in accordance with IAS 11 ‘Construction Contracts’. Because the contract to construct the building is linked to the contract to sell the land, the profit recognition on the sale of the land is in line with profit recognition on the development project.

15 Profit on disposal of businesses

2008

In January 2008, an arrangement with First Data Corporation was finalised. This arrangement involved the disposal of the Group’s merchant acquiring businesses which comprised property, plant and equipment amounting to € 3 million and merchant contracts which are intangible assets and had not been recorded in the books due to IFRS transitional rules. These assets were acquired by a group operating under the name AIB Merchant Services in which AIB Group holds a 49.9% share with First Data Corporation holding 50. 1%. The transaction gave rise to a profit on disposal of € 106 million before tax (tax charge: Nil).

AIB is accounting for its interest in AIB Merchant Services as an associate and recognised € 8 million profit after tax in the income statement in the period.

2007

The profit on disposal of businesses in 2007 includes the final accrual of € 2m (tax charge € 0.6m) arising from the sale of the Govett business in 2003.

Notes to the accounts

15 Profit on disposal of businesses (continued)

2006

The profit on disposal of businesses in 2006 of € 79m includes profit relating to the transfer by Ark Life of investment management contracts in conjunction with the sale of Ark Life of € 26m (tax charge: Nil) (note 34);AIB’s 50% stake in AIB/BNY Securities Services (Ireland) Ltd of € 51m (tax charge: Nil); and Ketchum Canada Inc. of € 1m (tax charge: Nil), and the accrual of € 1m (tax charge € 0.3m), arising from the sale of the Govett business in 2003. The € 1m profit on disposal of Ketchum Canada Inc. and the € 1m accrual arising from the sale of Govett are not included in the Adjusted earnings per share in note 20.

16 Auditor’s remuneration		2008 € m	2007 € m	2006 € m
Auditor’s remuneration (including VAT):
Audit work:	Statutory audit	4.7	5.5	2.6
	Audit related services	0.8	1.0	8.2
Non-audit work:	Taxation services	0.9	0.9	0.5
	Other consultancy	0.6	0.3	0.5
		1.5	1.2	1.0

		7.0	7.7	11.8

Audit related services include fees for assignments which are of an audit nature. These fees include assignments where the Auditor provides assurance to third parties, and in 2006 included fees in respect of preparation for Sarbanes Oxley implementation.

In the year ended 31 December 2008, 21% (2007: 33%; 2006: 39%) of the total statutory audit fees and 67% (2007: 27% ; 2006: 29%) of the audit related services fees were paid to overseas offices of the Auditor.

The Group policy on the provision of non-audit services to the bank and its subsidiary companies includes the prohibition on the provision of certain services and the pre-approval by the Audit Committee of the engagement of the Auditor for non-audit work.

The Audit Committee has reviewed the level of non-audit services fees and is satisfied that it has not affected the independence of the Auditor. It is Group policy to subject all large consultancy assignments to competitive tender.

17 Income tax expense—continuing operations	2008 € m	2007 € m	2006 € m
Allied Irish Banks, p.l.c. and subsidiaries
Corporation tax in Republic of Ireland
Current tax on income for the period	79	203	252
Adjustments in respect of prior periods	(40)	(10)	3
	39	193	255
Double taxation relief	(16)	(25)	(23)

	23	168	232
Foreign tax
Current tax on income for the period	116	257	220
Adjustments in respect of prior periods	(4)	10	(14)
	112	267	206

	135	435	438
Deferred taxation
Origination and reversal of temporary differences	9	7	(5)

Total income tax expense—continuing operations	144	442	433

Effective income tax rate—continuing operations	14.0%	17.6%	16.6%

17 Income tax expense—continuing operations (continued)

Factors affecting the effective income tax rate

The effective income tax rate for 2008, 2007 and 2006 is lower than the weighted average of the Group’s statutory corporation tax rates across its geographic locations. The differences are explained below.

	2008%	2007%	2006%
Weighted average corporation tax rate	20.4	19.7	18.2
Effects of:
Expenses not deductible for tax purposes	2.8	0.6	0.6
Exempted income, income at reduced rates and tax credits	(3.5)	(0.8)	(1.0)
Income taxed at higher rates	0.3	0.3	0.8
Net effect of differing tax rates overseas	0.7	0.2	0.2
Other differences	(0.6)	(0.2)	0.2
Tax on associated undertakings	(3.3)	(1.7)	(1.9)
Adjustments to tax charge in respect of previous periods	(2.8)	(0.5)	(0.5)

Effective income tax rate—continuing operations	14.0	17.6	16.6

18 Minority interests in subsidiaries	2008 € m	2007 € m	2006 € m
The profit attributable to minority interests is analysed as follows:
Ordinary share interest in subsidiaries	70	69	65
Other equity interest in subsidiaries (note 51)	48	48	48

	118	117	113

19 Earnings per share	2008 € m	2007 € m	2006 € m
(a) Basic
Profit attributable to equity holders of the parent	767	1,949	2,185
Distributions to other equity holders (note 21)	(38)	(38)	(38)

Profit attributable to ordinary shareholders	729	1,911	2,147

	Number of shares (millions)
Weighted average number of shares in issue during the period	879.9	876.7	870.1
Earnings per share	EUR 82.9c	EUR 218.0c	EUR 246.8c

(b) Diluted	2008 € m	2007 € m	2006 € m
Profit attributable to ordinary shareholders (note 19(a))	729	1,911	2,147
Dilutive impact of potential ordinary shares in subsidiary and associated companies	—	(2)	(2)

Adjusted profit attributable to ordinary shareholders	729	1,909	2,145

	Number of shares (millions)
Weighted average number of shares in issue during the period	879.9	876.7	870.1
Dilutive effect of options outstanding	0.2	5.2	7.0

Potential weighted average number of shares	880.1	881.9	877.1
Earnings per share—diluted	EUR 82.8c	EUR 216.4c	EUR 244.6c

Notes to the accounts

19 Earnings per share (continued)

(c) Continuing operations	2008 € m	2007 € m	2006 € m
Profit attributable to ordinary shareholders (note 19(a))	729	1,911	2,147
Discontinued operations	—	—	116

Profit attributable to ordinary shareholders—continuing operations	729	1,911	2,031

	Number of shares (millions)
Weighted average number of shares in issue during the period	879.9	876.7	870.1
Earnings per share—continuing operations	EUR 82.9c	EUR 218.0c	EUR 233.5c

(d) Continuing operations—diluted	2008 € m	2007 € m	2006 € m
Profit attributable to ordinary shareholders—continuing operations (note 19(c))	729	1,911	2,031
Dilutive impact of potential ordinary shares in subsidiary and associated companies	—	(2)	(2)

Adjusted profit attributable to ordinary shareholders—continuing operations	729	1,909	2,029

	Number of shares (millions)
Weighted average number of shares in issue during the period	879.9	876.7	870.1
Dilutive effect of options outstanding	0.2	5.2	7.0

Potential weighted average number of shares	880.1	881.9	877.1
Earnings per share continuing operations—diluted	EUR 82.8c	EUR 216.4c	EUR 231.4c

	Profit attributable			Earnings per share
20 Adjusted earnings per share	2008 € m	2007 € m	2006 € m	2008 cent	2007 cent	2006 cent
(a) Basic earnings per share
As reported (note 19(a))	729	1,911	2,147	82.9	218.0	246.8
Adjustments:
Construction contract income	(11)	(48)	(82)	(1.2)	(5.5)	(9.4)
Hedge volatility(1)	(26)	—	4	(3.0)	—	0.5
Profit on disposal of property(2)	(1)	(58)	(290)	(0.2)	(6.6)	(33.4)
Profit on disposal of businesses(3)	(106)	—	(189)	(12.0)	—	(21.7)

	585	1,805	1,590	66.5	205.9	182.8

	Profit attributable			Earnings per share
	2008 € m	2007 € m	2006 € m	2008 cent	2007 cent	2006 cent
Diluted earnings per share
As reported (note 19(b))	729	1,909	2,145	82.8	216.4	244.6
Adjustments:
Construction contract income	(11)	(48)	(82)	(1.2)	(5.5)	(9.3)
Hedge volatility(1)	(26)	—	4	(3.0)	—	0.5
Profit on disposal of property(2)	(1)	(58)	(290)	(0.2)	(6.5)	(33.2)
Profit on disposal of businesses(3)	(106)	—	(189)	(12.0)	—	(21.5)

	585	1,803	1,588	66.4	204.4	181.1

20 Adjusted earnings per share (continued)

	Profit attributable			Earnings per share
	2008 € m	2007 € m	2006 € m	2008 cent	2007 cent	2006 cent
(b) Basic earnings per share – continuing operations
As reported (note 19(c))	729	1,911	2,031	82.9	218.0	233.5
Adjustments:
Construction contract income	(11)	(48)	(82)	(1.2)	(5.5)	(9.4)
Hedge volatility(1)	(26)	—	4	(3.0)	—	0.5
Profit on disposal of property(2)	(1)	(58)	(290)	(0.2)	(6.6)	(33.4)
Profit on disposal of businesses(3)	(106)	—	(77)	(12.0)	—	(8.8)

	585	1,805	1,586	66.5	205.9	182.4

	Profit attributable			Earnings per share
	2008 € m	2007 € m	2006 € m	2008 cent	2007 cent	2006 cent
Diluted earnings per share – continuing operations
As reported (note 19(d))	729	1,909	2,029	82.8	216.4	231.4
Adjustments:
Construction contract income	(11)	(48)	(82)	(1.2)	(5.5)	(9.3)
Hedge volatility(1)	(26)	—	4	(3.0)	—	0.5
Profit on disposal of property(2)	(1)	(58)	(290)	(0.2)	(6.5)	(33.2)
Profit on disposal of businesses(3)	(106)	—	(77)	(12.0)	—	(8.7)

	585	1,803	1,584	66.4	204.4	180.7

(1)	Hedge volatility (hedging ineffectiveness and derivative volatility) is included in net trading income.
(2)	Profit on disposal of property is related to the sale and leaseback programme (see note 13).
(3)	Profit on disposal of businesses is explained in note 15. In 2006, Ark Life amounted to € 112m which is included within discontinued activities.

Although not required under IFRS, adjusted earnings per share is presented to help understand the underlying performance of the Group. The adjustments in 2008, 2007 and 2006 are items that management believe do not reflect the underlying business performance. Only material profits on disposal of businesses are excluded in the calculation of adjusted EPS. The adjustments listed above are shown net of taxation.

21 Distributions to other equity holders

Distributions to other equity holders are recognised in equity when declared by the Board of Directors. In 2008, the distribution on the € 500m Reserve Capital Instruments (“RCIs”) amounted to € 38m (2007: € 38m; 2006: € 38m).

	2008	2007	2006	2008	2007	2006
22 Distributions on equity shares	cent per € 0.32 share			€ m	€ m	€ m
Ordinary shares of € 0.32 each
Final dividend 2007 (2006; 2005)	51.2	46.5	42.3	451	407	367
Interim dividend 2008 (2007; 2006)	30.6	27.8	25.3	270	245	221

Total	81.8	74.3	67.6	721	652	588

Final dividends on ordinary shares are recognised in equity in the period in which they are approved by the Company’s shareholders, or in the case of the interim dividend, when it has been declared by the Board of Directors and paid in the period.

Notes to the accounts

	Group		Allied Irish Banks, p.l.c.
23 Trading portfolio financial assets	2008 € m	2007 € m	2008 € m	2007 € m
Loans and receivables to customers	—	27	—	27
Debt securities:
Government securities	348	144	141	97
Bank eurobonds	13	4,259	13	4,259
Collateralised mortgage obligations	—	3,031	—	3,031
Other debt securities	7	661	7	661
	368	8,095	161	8,048
Equity shares	33	134	10	61

	401	8,256	171	8,136

	Group		Allied Irish Banks, p.l.c.
	2008 € m	2007 € m	2008 € m	2007 € m
Of which listed:
Debt securities	368	8,095	161	8,048
Equity instruments	23	104	10	58
Of which unlisted:
Loans and receivables to customers	—	27	—	27
Equity shares	10	30	—	3

	401	8,256	171	8,136

23 Trading portfolio financial assets (continued)

IAS 39 – Reclassification of financial assets (amendments to IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures)

On 13 October 2008, in response to the turmoil on world financial markets, the IASB amended IAS 39 ‘Financial Instruments: Recognition and Measurement’ to allow for the reclassification of non-derivative financial assets out of the ‘fair value through profit or loss category’ in rare circumstances. The IASB defined rare circumstances as including the current credit crisis and related market dislocation. This amendment allowed the reclassification to be applied retrospectively to 1 July 2008, provided the reclassification decision had been made before 1 November 2008. Any reclassifications made in periods beginning on or after 1 November 2008 are dealt with prospectively.

The Group adopted this amendment for certain financial assets originally held for trading. These assets were no longer held for the purpose of selling or repurchasing in the near term due to inactive markets and illiquidity, caused by the deterioration of the world’s financial markets.

Trading portfolio financial assets reclassified since 1 July 2008 to financial investments available for sale amounted to € 6,104 million. The fair value of reclassified assets at 31 December 2008 was €5,674 million.

As of the reclassification date, effective interest rates on reclassified trading portfolio financial assets ranged from 4% to 10% with expected gross recoverable cash flows of €7,105 million. If the reclassification had not been made, the Group’s income statement for the year ended 31 December 2008 would have included unrealised fair value losses on reclassified trading portfolio financial assets of € 236 million.

After reclassification, the reclassified assets contributed the following amounts to the income statement:

2008 € m
Interest on financial investments available for sale	161
Amounts written off financial investments available for sale	(3)

For the reporting period to date of reclassification, € 55 million of unrealised losses on the reclassified trading portfolio financial assets were recognised in the income statement (year ended December 2007: € 111 million).

Notes to the accounts

24 Derivative financial instruments

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

The following tables present the notional principal amount and the fair value cost of interest rate, exchange rate, equity and credit derivative contracts for 2008 and 2007.

	Group			Allied Irish Banks, p.l.c.
Interest rate contracts(1)	2008 € m	2007 € m		2008 € m	2007 € m
Notional principal amount	220,446	233,463		200,360	215,888
Fair value	6,026	3,789		5,548	3,444

Exchange rate contracts(1)	€ m	€ m		€ m	€ m
Notional principal amount	34,297	28,977		30,548	23,947
Fair value	1,215	380		1,018	207

Equity contracts(1)	€ m	€ m		€ m	€ m
Notional principal amount	4,254	6,955		4,075	6,698
Fair value	86	387		87	387

Credit derivatives(1)	€ m	€ m		€ m	€ m
Notional principal amount	937	1,117		937	1,117
Fair value	1	1		1	1

Total	€ m	€ m		€ m	€ m
Notional principal amount	259,934	270,512		235,920	247,650
Fair value	7,328	4,557	(2)	6,654	4,039

(1)	Interest rate and exchange rate contracts are entered into for both hedging and trading purposes. Equity and credit derivative contracts are entered into for trading purposes only.
(2)	73% of fair value relates to exposures to banks (2007: 87%).

24 Derivative financial instruments (continued)

The Group uses the same credit control and risk management policies in undertaking all off-balance sheet commitments as it does for on balance sheet lending including counterparty credit approval, limit setting and monitoring procedures. In addition, derivative instruments are subject to market risk policy and control framework as described in the Risk Management section.

The following table analyses the notional principal amount and gross replacement cost of interest rate, exchange rate, equity contracts and credit derivatives by maturity.

	Residual maturity
Group	< 1 year € m	1 < 5 years € m	5 years + € m	Total € m
2008
Notional principal amount	123,456	102,122	34,356	259,934
Fair value	3,653	2,378	1,297	7,328
2007
Notional principal amount	150,224	89,460	30,828	270,512
Fair value	3,051	918	588	4,557

	Residual maturity
Allied Irish Banks, p.l.c.	< 1 year € m	1 < 5 years € m	5 years + € m	Total € m
2008
Notional principal amount	92,908	105,318	37,694	235,920
Fair value	2,915	2,346	1,393	6,654
2007
Notional principal amount	120,091	93,449	34,110	247,650
Fair value	2,396	975	668	4,039

AIB Group has the following concentration of exposures in respect of notional principal amount and fair value of all interest rate, exchange rate, equity and credit derivative contracts. The concentrations are based primarily on the location of the office recording the transaction.

	Notional principal amount		Fair value
Group	2008 € m	2007 € m	2008 € m	2007 € m
Republic of Ireland	205,075	201,701	5,786	3,858
United Kingdom	12,469	24,817	760	414
Poland	37,453	39,413	546	235
United States of America	4,881	4,581	216	50
Rest of World	56	—	20	—

	259,934	270,512	7,328	4,557

	Notional principal amount		Fair value
Allied Irish Banks, p.l.c	2008 € m	2007 € m	2008 € m	2007 € m
Republic of Ireland	221,141	215,329	5,889	3,598
United Kingdom	9,842	27,740	529	391
United States of America	4,881	4,581	216	50
Rest of World	56	—	20	—

	235,920	247,650	6,654	4,039

Notes to the accounts

24 Derivative financial instruments (continued)

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

Derivative prices fluctuate in value as the underlying interest rate, foreign exchange rate, or equity prices change. If the derivatives are purchased or sold as hedges of balance sheet items, the appreciation or depreciation of the derivatives will generally be offset by the unrealised depreciation or appreciation of the hedged items. This means that separate disclosure of market risk on derivatives used for hedging purposes is not meaningful.

To achieve its risk management objective, the Group uses a combination of derivative financial instruments, particularly interest rate swaps, forward rate agreements, futures, options and currency swaps, as well as other contracts. The notional principal and fair value amounts, weighted average maturity and weighted average receive and pay rates for instruments held for risk management purposes entered into by the Group at 31 December 2008 and 2007, are presented within this note.

24 Derivative financial instruments (continued)

The following table shows the notional principal amounts and the fair values of derivative financial instruments analysed by product and purpose as at 31 December 2008 and 31 December 2007.

	31 December 2008			31 December 2007
	Notional principal amount € m	Fair values		Notional principal amount € m	Fair values
Group		Assets € m	Liabilities € m		Assets € m	Liabilities € m
Derivatives held for trading
Interest rate derivatives—over the counter (OTC)
Interest rate swaps	124,241	2,865	(2,605)	123,300	1,501	(1,373)
Cross-currency interest rate swaps(1)	2,223	1,345	(1,424)	2,878	1,651	(1,613)
Forward rate agreements	31,684	94	(91)	32,917	18	(21)
Interest rate options	4,679	41	(31)	5,016	14	(15)
Total OTC interest rate contracts	162,827	4,345	(4,151)	164,111	3,184	(3,022)
Interest rate derivatives—exchange traded
Interest rate futures	16	—	(1)	1,318	3	(1)

Interest rate contracts total	162,843	4,345	(4,152)	165,429	3,187	(3,023)

Foreign exchange derivatives—(OTC)
Currency forwards	—	—	—	374	17	(9)
Currency swaps	19,145	842	(1,006)	22,824	311	(360)
Currency options bought & sold	3,431	164	(119)	5,779	53	(57)

Foreign exchange derivatives total	22,576	1,006	(1,125)	28,977	381	(426)

Equity index options (OTC)	4,254	86	(82)	6,955	387	(387)

Equity index contracts total	4,254	86	(82)	6,955	387	(387)

Credit derivatives (OTC)
Credit derivatives	937	1	(84)	1,117	1	(40)

Credit derivatives contracts total	937	1	(84)	1,117	1	(40)

Total trading contracts	190,610	5,438	(5,443)	202,478	3,956	(3,876)

Derivatives designated as fair value hedges
Interest rate swaps (OTC)	22,804	787	(369)	42,601	482	(107)
Derivatives designated as cash flow hedges
Interest rate swaps (OTC)	34,799	894	(217)	25,433	119	(159)
Currency swaps (OTC)	11,721	209	(439)	—	—	—

Total hedging contracts	69,324	1,890	(1,025)	68,034	601	(266)

Total derivative financial instruments	259,934	7,328	(6,468)	270,512	4,557	(4,142)

(1)	Cross currency interest rate swaps have an exchange of nominals on settlement. Such nominals are therefore shown gross on the balance sheet.

Notes to the accounts

24 Derivative financial instruments (continued)

The following table shows the notional principal amounts and the fair values of derivative financial instruments analysed by product and purpose as at 31 December 2008 and 31 December 2007.

	31 December 2008			31 December 2007
	Notional principal amount € m	Fair values		Notional principal amount € m	Fair values
Allied Irish Banks, p.l.c.		Assets € m	Liabilities € m		Assets € m	Liabilities € m
Derivatives held for trading
Interest rate derivatives—over the counter (OTC)
Interest rate swaps	121,509	2,696	(2,782)	121,314	1,589	(1,330)
Cross-currency interest rate swaps(1)	1,924	959	(974)	2,435	1,244	(1,243)
Forward rate agreements	11,235	36	(35)	17,496	10	(15)
Interest rate options	4,915	40	(33)	5,611	15	(16)
Total OTC interest rate contracts	139,583	3,731	(3,824)	146,856	2,858	(2,604)
Interest rate derivatives—exchange traded
Interest rate futures	16	—	(1)	1,318	3	(1)

Interest rate contracts total	139,599	3,731	(3,825)	148,174	2,861	(2,605)

Foreign exchange derivatives—(OTC)
Currency swaps	15,337	641	(692)	18,170	155	(189)
Currency options bought & sold	3,491	168	(119)	5,777	51	(56)

Foreign exchange derivatives total	18,828	809	(811)	23,947	206	(245)

Equity index options (OTC)	4,075	87	(82)	6,699	387	(358)

Equity index contracts total	4,075	87	(82)	6,699	387	(358)

Credit derivatives (OTC)
Credit derivatives	937	1	(84)	1,117	1	(40)

Credit derivatives contracts total	937	1	(84)	1,117	1	(40)

Total trading contracts	163,439	4,628	(4,802)	179,937	3,455	(3,248)

Derivatives designated as fair value hedges
Interest rate swaps (OTC)	27,404	1,175	(377)	42,280	485	(105)
Derivatives designated as cash flow hedges
Interest rate swaps (OTC)	33,356	642	(208)	25,433	99	(159)
Currency swaps (OTC)	11,721	209	(439)	—	—	—

Total hedging contracts	72,481	2,026	(1,024)	67,713	584	(264)

Total derivative financial instruments	235,920	6,654	(5,826)	247,650	4,039	(3,512)

(1)	Cross currency interest rate swaps have an exchange of nominals on settlement. Such nominals are therefore shown gross on the balance sheet.

24 Derivative financial instruments (continued)

This table presents the notional principal and fair value amounts, weighted average maturity and weighted average receive and pay rates for instruments held for risk management purposes entered into by the Group for 2008 and 2007.

	Notional principal amount		Weighted average maturity in years		Weighted average rate				Estimated fair value(1)
					Receive		Pay
Group	2008 € m	2007 € m	2008	2007	2008%	2007%	2008%	2007%	2008 € m	2007 € m
Interest rate derivatives designated as fair value hedges
Interest rate swaps:
Pay fixed
1 year or less	4,688	456	0.21	0.43	2.68	4.85	2.93	4.35	(18)	(5)
1 - 5 years	1,910	1,046	2.76	2.77	4.10	5.00	4.29	4.63	(89)	(14)
Over 5 years	561	258	8.38	8.07	3.77	5.30	5.69	6.62	(46)	—

	7,159	1,760	1.53	2.94	3.15	5.01	3.51	4.85	(153)	(19)

Receive fixed
1 year or less	6,114	28,308	0.31	0.24	3.52	5.06	2.36	5.09	149	279
1 - 5 years	2,866	4,810	2.23	1.72	3.16	3.80	2.25	4.27	124	87
Over 5 years	1,861	2,796	10.44	9.04	4.69	4.36	2.67	3.80	219	15

	10,841	35,914	2.55	1.12	3.62	4.84	2.38	4.88	492	381

Pay/receive floating
1 year or less	907	1,250	0.65	0.76	4.54	4.75	3.73	4.51	9	—
1 - 5 years	3,087	3,677	2.54	3.41	4.03	5.27	2.94	5.67	34	13
Over 5 years	310	—	10.50	—	5.78	—	2.44	—	(21)	—

	4,304	4,927	2.71	2.74	4.26	5.14	3.07	5.37	22	13

Pay/receive fixed
1 year or less	—	—	—	—	—	—	—	—	—	—
1 - 5 years	500	—	2.17	—	7.50	—	5.92	—	57	—
Over 5 years	—	—	—	—	—	—	—	—	—	—

	500	—	2.17	—	7.50	—	5.92	—	57	—

Interest rate derivatives designated as cash flows hedges
Interest rate swaps:
Pay fixed
1 year or less	1,377	924	0.51	0.67	3.87	4.70	3.56	3.21	(11)	8
1 - 5 years	3,764	3,379	2.71	2.76	3.98	4.69	4.13	3.88	(116)	31
Over 5 years	1,250	428	9.39	7.13	4.23	4.61	4.56	4.17	(87)	6

	6,391	4,731	3.54	2.75	4.01	4.69	4.09	3.77	(214)	45

Receive fixed
1 year or less	4,089	3,851	0.39	0.54	3.27	4.13	3.62	4.91	31	16
1 - 5 years	11,833	12,189	2.61	2.77	4.07	4.13	3.65	4.95	478	(36)
Over 5 years	3,486	4,662	7.08	6.73	5.68	4.85	4.31	5.75	335	(65)

	19,408	20,702	2.94	3.25	4.19	4.29	3.76	5.13	844	(85)

Pay/receive floating
1 year or less	—	—	—	—	—	—	—	—	—	—
1 - 5 years	9,000	—	3.67	—	4.26	—	3.20	—	47	—
Over 5 years	—	—	—	—	—	—	—	—	—	—

	9,000	—	3.67	—	4.26	—	3.20	—	47	—

(1)	Including accrual.

Notes to the accounts

24 Derivative financial instruments (continued)

	Notional principal amount		Weighted average maturity in years		Weighted average rate				Estimated fair value(1)
					Receive		Pay
Allied Irish Banks, p.l.c.	2008 € m	2007 € m	2008	2007	2008%	2007%	2008%	2007%	2008 € m	2007 € m
Interest rate derivatives designated as fair value hedges
Interest rate swaps:
Pay fixed
1 year or less	5,191	449	0.17	0.44	2.78	4.93	3.21	4.36	(25)	(11)
1 - 5 years	1,823	900	2.72	2.88	3.95	5.02	4.25	4.60	(86)	(15)
Over 5 years	760	153	11.71	14.84	4.06	5.78	5.09	5.10	(85)	(1)

	7,774	1,502	1.90	3.37	3.18	5.07	3.64	4.58	(196)	(27)

Receive fixed
1 year or less	7,842	28,245	0.32	0.24	3.83	5.11	2.40	5.12	201	272
1 - 5 years	2,866	4,810	2.23	1.72	3.16	3.80	2.25	4.27	124	87
Over 5 years	3,908	2,796	10.55	10.30	5.51	4.74	3.57	4.79	581	35

	14,616	35,851	3.43	1.22	4.15	4.91	2.68	4.98	906	394

Pay/receive floating
1 year or less	907	1,250	0.65	0.76	4.54	4.75	3.73	4.51	9	—
1 - 5 years	3,087	3,677	2.54	3.41	4.03	5.27	2.94	5.67	34	13
Over 5 years	520	—	8.95	—	8.83	—	2.81	—	(12)	—

	4,514	4,927	1.87	2.74	4.68	5.14	3.09	5.37	31	13

Pay/receive fixed
1 year or less	—	—	—	—	—	—	—	—	—	—
1 - 5 years	500	—	2.17	—	7.50	—	5.92	—	57	—
Over 5 years	—	—	—	—	—	—	—	—	—	—

	500	—	2.17	—	7.50	—	5.92	—	57	—

Interest rate derivatives designated as cash flows hedges
Interest rate swaps:
Pay fixed
1 year or less	1,377	924	0.51	0.67	3.87	4.70	3.26	3.21	(11)	8
1 - 5 years	3,572	3,379	2.68	2.76	3.84	4.71	4.06	3.91	(109)	31
Over 5 years	1,238	428	9.41	7.13	4.21	4.61	4.55	4.17	(85)	6

	6,187	4,731	3.54	2.75	3.92	4.70	3.98	3.79	(205)	45

Receive fixed
1 year or less	4,830	3,851	0.43	0.51	3.23	4.03	2.46	4.79	38	16
1 - 5 years	11,375	12,189	2.61	2.76	4.03	4.08	3.27	4.89	453	(36)
Over 5 years	1,964	4,662	6.21	6.35	4.83	4.60	3.97	5.24	101	(85)

	18,169	20,702	2.42	3.15	3.91	4.18	3.13	4.95	592	(105)

Pay/receive floating
1 year or less	—	—	—	—	—	—	—	—	—	—
1 - 5 years	9,000	—	3.67	—	4.26	—	3.20	—	47	—
Over 5 years	—	—	—	—	—	—	—	—	—	—

	9,000	—	3.67	—	4.26	—	3.20	—	47	—

(1)	Including accrual.

24 Derivative financial instruments (continued)

The pay fixed cash flow hedges are used to hedge the cash flows on variable rate liabilities, primarily floating rate notes. The cash flows are expected to occur in periods up to 2017. The receive fixed cash flow hedges are used to hedge the cash flows on variable rate assets, primarily the variable rate loan portfolio. The cash flows are expected to occur in periods up to 2016. The fair value hedges are entered into to hedge the exposure to changes in the fair value of recognised assets or liabilities arising from changes in interest rates, primarily available for sale securities and fixed rate liabilities. The fair values of financial instruments are set out in note 54.

The positive mark to market on fair value hedging derivatives, excluding accrual, is € 205m (2007: negative € 87m) and the negative mark to market on the related hedged items is € 175m (2007: positive € 75m). A positive mark to market, excluding accrual, of € 776m (2007: negative € 87m) was recognised directly in equity relating to cash flow hedges during the period.

Netting financial assets and financial liabilities

Derivative financial instruments are shown on the balance sheet at their fair value, those with a positive fair value are reported as assets and those with a negative fair value are reported as liabilities.

The Group has a number of master netting agreements in place which allow it to net positive and negative fair values on derivative contracts in the event of default by the counterparty. The effect of netting contracts subject to master netting agreements would reduce the balance sheet carrying amount of derivative assets and liabilities by € 736m (2007: € 743m). Additionally, the Group has a legal right, which has not been exercised, to offset contracts of € 454m (2007: € 405).

25 Loans and receivables to banks

	Group		Allied Irish Banks, p.l.c.
	2008 € m	2007 € m	2008 € m	2007 € m
Funds placed with central banks	2,539	4,957	2,524	4,928
Funds placed with other banks	3,729	4,510	44,589	41,720
Provision for impairment of loans and receivables	(2)	(2)	—	—

	6,266	9,465	47,113	46,648

Of which:
Due from third parties			5,620	8,567
Due from subsidiary undertakings			41,493	38,081
			47,113	46,648

Due from subsidiary undertakings:
Subordinated			47	61
Unsubordinated			41,446	38,020
			41,493	38,081

Amounts include:
Reverse repurchase agreements	863	2,187	738	1,974

	Group		Allied Irish Banks, p.l.c.
	2008 € m	2007 € m	2008 € m	2007 € m
Loans and receivables to banks by geographical area(1)
Republic of Ireland	5,023	7,603	44,613	35,513
United States of America	215	289	200	280
United Kingdom	758	910	2,295	10,851
Poland	264	658	—	—
Rest of the world	6	5	5	4

	6,266	9,465	47,113	46,648

(1)	The classification of loans and receivables to banks by geographical area is based primarily on the location of the office recording the transaction.

Under reverse repurchase agreements, the Group has accepted collateral that it is permitted to sell or repledge in the absence of default by the owner of the collateral. The fair value of collateral received amounted to € 863m (2007: € 2,187m). The collateral received consisted of government securities of € 125m (2007: € 1,437m) and other securities of € 738m (2007: € 750m). The fair value of collateral sold or repledged amounted to € 140m (2007: € 471m). The collateral sold or repledged consisted of government securities of € 140m (2007: € 390m) and other securities of € Nil (2007: € 81m).

Notes to the accounts

26 Loans and receivables to customers

	Group		Allied Irish Banks, p.l.c.
	2008 € m	2007 € m	2008 € m	2007 € m
Loans and receivables to customers	126,940	123,246	88,041	83,908
Amounts receivable under finance leases and hire purchase contracts (note 28)	3,236	3,418	994	1,029
Unquoted securities	1,605	1,681	1,516	1,580
Provisions for impairment of loans and receivables (note 27)	(2,292)	(742)	(1,678)	(409)

	129,489	127,603	88,873	86,108

Of which:
Due from third parties			75,115	72,701
Due from subsidiary undertakings(1)			13,758	13,407
			88,873	86,108

Of which repayable on demand or at short notice	16,199	32,797	14,218	30,430
Amounts include:
Due from associated undertakings	121	18	121	18

(1)	Of which € 83m (2007: € 83m) relates to subordinated loans.

Amounts include reverse repurchase agreements of € 106m (2007: € Nil). The unwind of the discount in arriving at the impairment provision amounted to € 45m (2007: € 21m) and is included in the carrying value of loans and receivables to customers. This has been credited to interest income.

By geographic location and industry sector

	2008
	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	2,217	149	165	6	—	2,537
Energy	992	372	76	614	26	2,080
Manufacturing	3,801	1,348	1,145	260	403	6,957
Construction and property	33,290	10,312	2,760	1,090	474	47,926
Distribution	9,364	2,615	790	209	77	13,055
Transport	1,016	647	100	76	30	1,869
Financial	1,549	826	237	146	25	2,783
Other services	5,422	5,356	461	977	230	12,446
Personal
- Home mortgages	26,546	3,629	1,352	—	98	31,625
- Other	7,357	757	857	—	—	8,971
Lease financing	1,107	61	745	—	—	1,913
Guaranteed by Irish government	1	—	—	—	—	1

	92,662	26,072	8,688	3,378	1,363	132,163
Unearned income	(193)	(122)	(48)	(14)	(5)	(382)
Provisions	(1,681)	(377)	(213)	(12)	(9)	(2,292)

Total	90,788	25,573	8,427	3,352	1,349	129,489

At 31 December 2008, Construction and property loans amounted to € 47,926m and represented 36% of the total loans and receivables to customers. The following table analyses the exposures at 31 December 2008 by Division and portfolio sub-sector.

Certain customer relationships span the portfolio sub-sectors and accordingly an element of management estimation has been applied in this sub-categorisation.

26 Loans and receivables to customers (continued)

	2008
	AIB Bank ROI € m	Capital Markets € m	AIB Bank UK € m	Central & Eastern Europe € m	Total € m
Investment
Commercial investment	10,528	5,060	3,098	1,271	19,957
Residential investment	2,104	443	1,016	27	3,590
	12,632	5,503	4,114	1,298	23,547
Development
Commercial development	6,016	442	781	691	7,930
Residential development	10,829	380	2,868	635	14,712
	16,845	822	3,649	1,326	22,642
Contractors	601	—	448	138	1,187
Housing associations	—	—	550	—	550

Total	30,078	6,325	8,761	2,762	47,926

Loans for property investment comprises of loans for investment in commercial, retail office and residential property (the majority of these loans are underpinned by cash flows from lessees as well as the investment property collateral). Commercial investment by its nature has a strong element of tenant risk.

The commercial investment exposure of € 10,528m in AIB Bank ROI is spread across the following property types: retail 36%; office 29%; industrial 8%; and mixed 27%. The € 5,060m in Capital Markets is spread across the following property types: retail 22%; office 43%; industrial 3%; and mixed 32%.

	2007
	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	1,956	160	183	4	—	2,303
Energy	923	344	77	457	19	1,820
Manufacturing	3,212	1,415	999	213	288	6,127
Construction and property	29,973	13,506	1,857	565	509	46,410
Distribution	8,704	3,004	675	119	66	12,568
Transport	1,150	628	91	24	21	1,914
Financial	1,472	1,223	117	330	—	3,142
Other services	5,393	5,655	416	872	90	12,426
Personal
- Home mortgages	24,507	4,554	1,040	—	—	30,101
- Other	7,862	1,394	643	—	—	9,899
Lease financing	1,148	115	737	—	—	2,000
Guaranteed by Irish government	6	—	—	—	—	6

	86,306	31,998	6,835	2,584	993	128,716
Unearned income	(199)	(137)	(35)	—	—	(371)
Provisions	(401)	(178)	(162)	(1)	—	(742)

Total	85,706	31,683	6,638	2,583	993	127,603

Information on ratings profiles of loans and receivables to customers is set out in note 31.

Large exposures

AIB’s Group Large Exposure Policy sets out maximum exposure limits to, or on behalf of, a customer or a group of connected customers.

At 31 December 2008, the Group’s top 50 exposures amount to € 19bn and account for 14.4% of the Group’s on-balance sheet loans and receivables to customers (€ 18.5bn and 14.4% at 31 December 2007). No single customer exposure exceeds regulatory guidelines. See also Risk Management section—Credit risk management and mitigation.

Notes to the accounts

26 Loans and receivables to customers (continued)

Aged analysis of contractually past due but not impaired facilities

	2008
	1-30 days € m	31-60 days € m	61-90 days € m	91+ days € m
Agriculture	185	42	18	4
Energy	5	2	1	—
Manufacturing	78	18	13	4
Construction and property	3,813	912	541	147
Distribution	464	136	181	15
Transport	52	16	4	1
Financial	25	3	3	5
Other services	490	67	37	41
Personal
- Home mortgages	326	164	105	38
- Credit cards	57	18	10	7
- Other	610	147	48	22

	6,105	1,525	961	284

As a percentage of total loans(1).	4.6%	1.2%	0.7%	0.2%

	2007
	1-30 days € m	31-60 days € m	61-90 days € m	91+ days € m
Agriculture	105	27	6	1
Energy	8	4	—	—
Manufacturing	99	20	8	11
Construction and property	2,641	341	103	36
Distribution	396	134	85	10
Transport	42	11	3	1
Financial	44	1	2	8
Other services	351	51	22	6
Personal
- Home mortgages	242	76	28	15
- Credit cards	54	14	7	4
- Other	514	124	41	15

	4,496	803	305	107

As a percentage of total loans(1)	3.5%	0.6%	0.2%	0.1%

(1)	Total loans relate to loans and receivables to customers and are gross of provisions and unearned income.

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

Renegotiated loans and receivables were € 154m as at 31 December 2008 (2007:€ 106m). For Allied Irish Banks, p.l.c., renegotiated loans and receivables were € 91m as at 31 December 2008 (2007:€ 39m).

26 Loans and receivables to customers (continued)

Impaired loans by geographic location and industry sector

	2008
	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	47	2	39	—	—	88
Energy	10	—	—	32	—	42
Manufacturing	71	33	46	17	—	167
Construction and property	1,148	432	61	12	—	1,653
Distribution	147	89	30	—	—	266
Transport	11	2	3	—	—	16
Financial	17	3	—	—	—	20
Other services	65	53	7	—	—	125
Personal
- Home mortgages	163	53	11	—	19	246
- Other	257	22	36	—	—	315
Lease financing	36	—	17	—	—	53

	1,972	689	250	61	19	2,991

	2007
	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	23	1	47	—	—	71
Energy	3	—	—	—	—	3
Manufacturing	17	43	31	—	—	91
Construction and property	125	108	32	—	—	265
Distribution	109	51	29	—	—	189
Transport	12	6	2	—	—	20
Financial	2	3	1	—	—	6
Other services	36	50	7	—	—	93
Personal
- Home mortgages	53	34	11	—	—	98
- Other	135	35	19	—	—	189
Lease financing	16	—	8	—	—	24

	531	331	187	—	—	1,049

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

The main types of collateral for loans and receivables to customers are as follows:

Home Mortgages: The Group takes collateral in support of lending transactions for the purchase of residential property. There are clear policies in place which set out the type of property acceptable as collateral and the relationship of loan to property value. All properties are required to be fully insured and be subject to a legal charge in favour of the Group.

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

Notes to the accounts

26 Loans and receivables to customers (continued)

Included in loans and receivables to customers of € 129,489 million, is funded leveraged debt of € 5,280 million. The tables below analyse this by geographic location and industry sector.

Leveraged debt by geographic location

	31 December 2008		31 December 2007
	Funded € m	Unfunded € m	Funded € m	Unfunded € m
United Kingdom	786	36	646	102
Rest of Europe	1,562	137	1,260	256
United States of America	2,632	340	2,725	575
Rest of world	300	107	184	39

	5,280	620	4,815	972

Funded leveraged debt by industry sector
			31 December 2008 € m	31 December 2007 € m
Agriculture			34	36
Construction and property			58	91
Distribution			845	853
Energy			95	69
Financial			139	138
Manufacturing			2,142	1,880
Transport			1,786	139
Other services			181	1,609

			5,280	4,815

Leveraged lending (including the financing of Management buy-outs and buy-ins and private equity buyouts) is conducted primarily through specialist lending teams. The leveraged loan book is held as part of the loans and receivables to customers portfolio. Specific impairment provisions of € 11 million (December 2007: € 33 million) are currently held against impaired exposures of € 38 million (December 2007: € 50 million) where there has been a permanent reduction in the value of the credit assets in question. The unfunded element above includes off-balance sheet facilities and the undrawn element of facility commitments.

27 Provisions for impairment of loans and receivables

Group

	2008
	Corporate/ Commercial € m	Residential mortgages € m	Other € m	Total € m
Specific
At the beginning of period	360	15	151	526
Exchange translation adjustments	(53)	(2)	(16)	(71)
Transfer from IBNR	699	22	127	848
Amounts written off	(136)	(3)	(27)	(166)
Recoveries of amounts written off in previous years	7	—	4	11

At end of period	877	32	239	1,148

IBNR
At beginning of period	126	11	81	218
Exchange translation adjustments	(37)	(1)	(8)	(46)
Charge against income statement	1,593	44	185	1,822
Transfer to specific	(699)	(22)	(127)	(848)

At end of period	983	32	131	1,146

Total provisions	1,860	64	370	2,294

Amounts include:
Loans and receivables to banks (note 25)				2
Loans and receivables to customers (note 26)				2,292

				2,294

Group
	2007
	Corporate/ Commercial € m	Residential mortgages € m	Other € m	Total € m
Specific
At the beginning of period	374	13	131	518
Exchange translation adjustments	(2)	1	(3)	(4)
Transfer from IBNR	1	1	71	73
Amounts written off	(19)	—	(55)	(74)
Recoveries of amounts written off in previous years	6	—	7	13

At end of period	360	15	151	526

IBNR
At beginning of period	104	11	74	189
Exchange translation adjustments	—	—	(4)	(4)
Charge against income statement	23	1	82	106
Transfer to specific	(1)	(1)	(71)	(73)

At end of period	126	11	81	218

Total provisions	486	26	232	744

Amounts include:
Loans and receivables to banks (note 25)				2
Loans and receivables to customers (note 26)				742

				744

The analysis between Corporate/Commercial, Residential mortgages and Other was amended as at 1 January 2007 to a more appropriate classification.

Notes to the accounts

27 Provisions for impairment of loans and receivables (continued)

	2008
Allied Irish Banks, p.l.c.	Corporate/ Commercial € m	Residential mortgages € m	Other € m	Total € m
Specific
At the beginning of period	246	2	52	300
Exchange translation adjustments	(19)	—	—	(19)
Transfer from IBNR	547	6	59	612
Amounts written off	(80)	—	(27)	(107)
Recoveries of amounts written off in previous years	7	—	—	7

At end of period	701	8	84	793

IBNR
At beginning of period	59	1	49	109
Exchange translation adjustments	(1)	—	1	—
Charge against income statement	1,289	10	89	1,388
Transfer to specific	(547)	(6)	(59)	(612)

At end of period	800	5	80	885

Total provisions	1,501	13	164	1,678

	2007
Allied Irish Banks, p.l.c.	Corporate/ Commercial € m	Residential mortgages € m	Other € m	Total € m
Specific
At the beginning of period	247	2	7	256
Exchange translation adjustments	(2)	—	(3)	(5)
Internal transfer of loan portfolios	—	—	16	16
Transfer from IBNR	1	—	61	62
Amounts written off	(1)	—	(31)	(32)
Recoveries of amounts written off in previous years	1	—	2	3

At end of period	246	2	52	300

IBNR
At beginning of period	50	1	33	84
Internal transfer of loan portfolios	—	—	7	7
Charge against income statement	10	—	70	80
Transfer to specific	(1)	—	(61)	(62)

At end of period	59	1	49	109

Total provisions	305	3	101	409

The analysis between Corporate/Commercial, Residential mortgages and Other was amended as at 1 January 2007 to a more appropriate classification.

27 Provision for impairment of loans and receivables (continued)

By geographic location and industry sector

	2008
	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	19	—	35	—	—	54
Energy	8	—	—	4	—	12
Manufacturing	35	13	17	4	—	69
Construction and property	398	134	20	4	—	556
Distribution	57	37	20	—	—	114
Transport	8	1	2	—	—	11
Financial	10	2	2	—	—	14
Other services	34	21	5	—	—	60
Personal
- Home mortgages	32	3	5	—	7	47
- Other	136	17	27	—	—	180
Lease financing	25	—	6	—	—	31

Specific	762	228	139	12	7	1,148
IBNR	919	149	76	—	2	1,146

Total	1,681	377	215	12	9	2,294

	2007

	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	16	1	41	—	—	58
Energy	3	—	—	—	—	3
Manufacturing	11	36	18	—	—	65
Construction and property	54	24	6	—	—	84
Distribution	48	20	23	—	—	91
Transport	8	2	2	—	—	12
Financial	1	1	1	—	—	3
Other services	22	16	7	—	—	45
Personal
- Home mortgages	12	3	4	—	—	19
- Other	97	15	18	—	—	130
Lease financing	12	—	4	—	—	16

Specific	284	118	124	—	—	526
IBNR	117	60	40	1	—	218

Total	401	178	164	1	—	744

Notes to the accounts

	Group		Allied Irish Banks, p.l.c.
28 Amounts receivable under finance leases and hire purchase contracts	2008 € m	2007 € m	2008 € m	2007 € m
Gross receivables
Not later than 1 year	855	1,170	392	361
Later than one year and not later than 5 years	2,419	2,461	630	690
Later than 5 years	218	167	70	83

Total	3,492	3,798	1,092	1,134
Unearned future finance income	(264)	(390)	(104)	(112)
Deferred costs incurred on origination	8	10	6	7

Total	3,236	3,418	994	1,029

Present value of minimum payments analysed by residual maturity
Not later than 1 year	837	1,133	384	353
Later than one year and not later than 5 years	2,222	2,153	553	607
Later than 5 years	177	132	57	69

Present value of minimum payments	3,236	3,418	994	1,029

Provision for uncollectible minimum payments receivable(1) amounted to:	52	31	22	13
Unguaranteed residual values accruing to the benefit of the Group	16	14	—	—
Net investment in new business	1,606	2,089	499	660

(1)	Included in the provision for impairment of loans and receivables to customers (see note 27).

29 Financial investments available for sale

The following tables give, for the Group and Allied Irish Banks, p.l.c. at 31 December 2008 and 31 December 2007, the carrying value (fair value) of financial investments available for sale by major classifications together with the unrealised gains and losses.

	31 December 2008
	Fair value € m	Unrealised gross gains € m	Unrealised gross losses € m	Net unrealised gains/(losses) € m	Tax effect € m	Net after tax € m
Group
Debt securities
Irish government securities	1,537	10	(55)	(45)	14	(31)
Euro government securities	2,698	58	(14)	44	(7)	37
Non Euro government securities	2,879	62	(25)	37	(3)	34
Non European government securities	1,337	63	(3)	60	(7)	53
U.S.Treasury & U.S. government agencies	550	16	(1)	15	(2)	13
Collateralised mortgage obligations	1,541	—	(72)	(72)	12	(60)
Other asset backed securities	4,054	4	(183)	(179)	22	(157)
Euro bank securities	8,678	59	(170)	(111)	14	(97)
Non Euro bank securities	4,238	59	(89)	(30)	4	(26)
Certificates of deposit	212	2	—	2	—	2
Other investments	1,013	6	(177)	(171)	43	(128)

Total debt securities	28,737	339	(789)	(450)	90	(360)
Equity shares	287	151	(12)	139	(26)	113

Total	29,024	490	(801)	(311)	64	(247)

Allied Irish Banks, p.l.c.
Debt securities
Irish government securities	676	10	—	10	(2)	8
Euro government securities	2,301	54	(13)	41	(5)	36
Non Euro government securities	1,376	57	(8)	49	(7)	42
Non European government securities	1,337	63	(3)	60	(7)	53
U.S.Treasury & U.S. government agencies	532	16	(1)	15	(2)	13
Collateralised mortgage obligations	1,541	—	(72)	(72)	12	(60)
Other asset backed securities	4,054	4	(183)	(179)	22	(157)
Euro bank securities	8,678	59	(170)	(111)	14	(97)
Non Euro bank securities	4,238	59	(89)	(30)	4	(26)
Certificates of deposit	212	2	—	2	—	2
Other investments	863	5	(177)	(172)	43	(129)

Total debt securities	25,808	329	(716)	(387)	72	(315)
Equity shares	64	5	(7)	(2)	—	(2)

Total	25,872	334	(723)	(389)	72	(317)

The amount removed from equity and recognised in the income statement in respect of financial investments available for sale amounted to a credit of € 257m during 2008, Allied Irish Banks, p.l.c. € 239m.

Notes to the accounts

29 Financial investments available for sale (continued)

	31 December 2007
	Fair value € m	Unrealised gross gains € m	Unrealised gross losses € m	Net unrealised gains/(losses) € m	Tax effect € m	Net after tax € m
Group
Debt securities
Irish government securities	165	1	(1)	—	—	—
Euro government securities	2,936	4	(29)	(25)	3	(22)
Non Euro government securities	3,230	19	(35)	(16)	3	(13)
Non European government securities	1,216	2	(18)	(16)	1	(15)
U.S.Treasury & U.S. government agencies	106	1	—	1	—	1
Collateralised mortgage obligations	1,648	3	(16)	(13)	2	(11)
Other asset backed securities	1,797	5	(38)	(33)	4	(29)
Euro bank securities	4,904	5	(96)	(91)	12	(79)
Non Euro bank securities	3,755	4	(49)	(45)	5	(40)
Certificates of deposit	331	—	—	—	—	—
Other investments	570	4	(8)	(4)	3	(1)

Total debt securities	20,658	48	(290)	(242)	33	(209)
Equity shares	326	196	—	196	(36)	160

Total	20,984	244	(290)	(46)	(3)	(49)

Allied Irish Banks, p.l.c.
Debt securities
Irish government securities	165	1	(1)	—	—	—
Euro government securities	2,462	1	(27)	(26)	3	(23)
Non Euro government securities	1,048	17	(1)	16	(1)	15
Non European government securities	1,216	2	(18)	(16)	1	(15)
U.S.Treasury & U.S. government agencies	70	—	—	—	—	—
Collateralised mortgage obligations	1,648	3	(16)	(13)	2	(11)
Other asset backed securities	1,797	5	(38)	(33)	4	(29)
Euro bank securities	4,904	5	(96)	(91)	12	(79)
Non Euro bank securities	3,755	4	(49)	(45)	5	(40)
Certificates of deposit	331	—	—	—	—	—
Other investments	398	4	(8)	(4)	3	(1)

Total debt securities	17,794	42	(254)	(212)	29	(183)
Equity shares	59	11	—	11	(3)	8

Total	17,853	53	(254)	(201)	26	(175)

The amount removed from equity and recognised in the income statement in respect of financial investments available for sale amounted to a credit of € 55m during 2007, Allied Irish Banks, p.l.c. € 20m.

29 Financial investments available for sale (continued)

Analysis of movements in financial investments available for sale	Debt securities € m	Equity shares € m	Total € m
Group
At 1 January 2008	20,658	326	20,984
Exchange translation adjustments	(1,317)	(28)	(1,345)
Purchases	19,374	30	19,404
Sales	(4,306)	(51)	(4,357)
Maturities	(9,801)	—	(9,801)
IAS 39 reclassifications in (notes 1 and 23)	6,092	12	6,104
IAS 39 reclassifications out (note 30)	(1,769)	—	(1,769)
Provisions for impairment	(24)	(5)	(29)
Amortisation of discounts net of premiums	15	—	15
Movement in unrealised (losses)/gains	(185)	3	(182)

At 31 December 2008	28,737	287	29,024

Allied Irish Banks, p.l.c.
At 1 January 2008	17,794	59	17,853
Exchange translation adjustments	(1,086)	(3)	(1,089)
Purchases	16,578	13	16,591
Sales	(4,027)	(20)	(4,047)
Maturities	(9,405)	—	(9,405)
IAS 39 reclassifications in (notes 1 and 23)	6,092	12	6,104
Provisions for impairment	(24)	(1)	(25)
Amortisation of discounts net of premiums	4	—	4
Movement in unrealised (losses)/gains	(118)	4	(114)

At 31 December 2008	25,808	64	25,872

During the year, certain financial investments available for sale amounting to € 1,769m were reclassified to the held to maturity category. The Group has the ability and intention to hold these securities to maturity.

Notes to the accounts

29 Financial investments available for sale (continued)

Analysis of movements in financial investments available for sale	Debt securities € m	Equity shares € m	Total € m
Group
At 1 January 2007	19,372	293	19,665
Exchange translation adjustments	(880)	1	(879)
Purchases	18,438	38	18,476
Sales	(4,608)	(3)	(4,611)
Maturities	(11,459)	—	(11,459)
Transfers	11	5	16
Provisions for impairment	—	(1)	(1)
Amortisation of (premiums) net of discounts	(27)	—	(27)
Movement in unrealised losses	(189)	(7)	(196)

At 31 December 2007	20,658	326	20,984

Allied Irish Banks, p.l.c.
At 1 January 2007	16,108	19	16,127
Exchange translation adjustments	(989)	(1)	(990)
Purchases	12,165	14	12,179
Sales	(4,223)	—	(4,223)
Maturities	(5,115)	—	(5,115)
Transfers	5	20	25
Amortisation of (premiums) net of discounts	(30)	—	(30)
Movement in unrealised (losses)/gains	(127)	7	(120)

At 31 December 2007	17,794	59	17,853

	Group		Allied Irish Banks, p.l.c.
Debt securities analysed by remaining maturity	2008 € m	2007 € m	2008 € m	2007 € m
Due within one year	3,686	3,134	2,838	2,748
After one year, but within five years	13,738	10,725	12,992	8,763
After five years, but within ten years	4,082	3,373	3,645	2,990
After ten years	7,231	3,426	6,333	3,293

	28,737	20,658	25,808	17,794

	Group		Allied Irish Banks, p.l.c.
	2008 € m	2007 € m	2008 € m	2007 € m
Of which listed:
Debt securities	28,665	20,536	25,779	17,679
Equity securities	34	27	24	10
	28,699	20,563	25,803	17,689
Of which unlisted:
Debt securities	72	122	29	115
Equity securities	253	299	40	49
	325	421	69	164

	29,024	20,984	25,872	17,853

29 Financial investments available for sale (continued)

The following table gives for the Group and Allied Irish Banks, p.l.c. at 31 December 2008, an analysis of the securities portfolio with unrealised losses, distinguished between securities with continuous unrealised loss positions of less than 12 months and those with continuous unrealised loss positions for periods in excess of 12 months.

	2008			2008
	Fair value			Unrealised losses
	Investments with unrealised losses of less than 12 months € m	Investments with unrealised losses of more than 12 months € m	Total € m	Unrealised losses of less than 12 months € m	Unrealised losses of more than 12 months € m	Total € m
Group
Debt securities
Irish government securities	—	861	861	—	(55)	(55)
Euro government securities	276	257	533	(12)	(2)	(14)
Non Euro government securities	386	423	809	(11)	(14)	(25)
Non European government securities	40	78	118	—	(3)	(3)
US Treasury and US government agencies	5	57	62	—	(1)	(1)
Collateralised mortgage obligations	126	1,281	1,407	(37)	(35)	(72)
Other asset backed securities	2,220	1,503	3,723	(82)	(101)	(183)
Euro bank securities	2,392	2,926	5,318	(85)	(85)	(170)
Non Euro bank securities	701	1,870	2,571	(21)	(68)	(89)
Certificates of deposit	—	—	—	—	—	—
Other investments	786	104	890	(140)	(37)	(177)

Total debt securities	6,932	9,360	16,292	(388)	(401)	(789)
Equity shares	22	—	22	(12)	—	(12)

Total	6,954	9,360	16,314	(400)	(401)	(801)

Allied Irish Banks, p.l.c.
Debt securities
Irish government securities	—	—	—	—	—	—
Euro government securities	217	96	313	(12)	(1)	(13)
Non Euro government securities	23	62	85	—	(8)	(8)
Non European government securities	39	78	117	—	(3)	(3)
US Treasury and US government agencies	5	57	62	—	(1)	(1)
Collateralised mortgage obligations	126	1,281	1,407	(37)	(35)	(72)
Other asset backed securities	2,220	1,503	3,723	(82)	(101)	(183)
Euro bank securities	2,392	2,926	5,318	(85)	(85)	(170)
Non Euro bank securities	701	1,870	2,571	(21)	(68)	(89)
Certificates of deposit	—	—	—	—	—	—
Other investments	641	103	744	(140)	(37)	(177)

Total debt securities	6,364	7,976	14,340	(377)	(339)	(716)
Equity shares	13	—	13	(7)	—	(7)

Total	6,377	7,976	14,353	(384)	(339)	(723)

Available for sale financial investments with unrealised losses have been assessed for impairment and based on the credit risk profile of the counterparties involved. Impairment losses of € 24 million have been recognised as set out in note 12.

Notes to the accounts

29 Financial investments available for sale (continued)

The following table gives for the Group and Allied Irish Banks, p.l.c. at 31 December 2007, an analysis of the securities portfolio with unrealised losses, distinguished between securities with continuous unrealised loss positions of less than 12 months and those with continuous unrealised loss positions for periods in excess of 12 months.

	2007			2007
	Fair value			Unrealised losses
	Investments with unrealised losses of less than 12 months € m	Investments with unrealised losses of more than 12 months € m	Total € m	Unrealised losses of less than 12 months € m	Unrealised losses of more than 12 months € m	Total € m
Group
Debt securities
Irish government securities	44	75	119	—	(1)	(1)
Euro government securities	1,300	1,101	2,401	(6)	(23)	(29)
Non Euro government securities	1,911	236	2,147	(33)	(2)	(35)
Non European government securities	261	495	756	(3)	(15)	(18)
Collateralised mortgage obligations	1,281	275	1,556	(13)	(3)	(16)
Other asset backed securities	1,522	259	1,781	(34)	(4)	(38)
Euro bank securities	2,525	2,276	4,801	(38)	(58)	(96)
Non Euro bank securities	2,017	1,274	3,291	(28)	(21)	(49)
Other investments	328	36	364	(6)	(2)	(8)

Total debt securities	11,189	6,027	17,216	(161)	(129)	(290)
Equity shares	—	—	—	—	—	—

Total	11,189	6,027	17,216	(161)	(129)	(290)

Allied Irish Banks, p.l.c.
Debt securities
Irish government securities	44	75	119	—	(1)	(1)
Euro government securities	1,145	1,101	2,246	(5)	(22)	(27)
Non Euro government securities	25	107	132	(1)	—	(1)
Non European government securities	261	495	756	(3)	(15)	(18)
Collateralised mortgage obligations	1,281	275	1,556	(13)	(3)	(16)
Other asset backed securities	1,522	259	1,781	(34)	(4)	(38)
Euro bank securities	2,525	2,276	4,801	(38)	(58)	(96)
Non Euro bank securities	2,017	1,274	3,291	(28)	(21)	(49)
Other investments	156	36	192	(6)	(2)	(8)

Total debt securities	8,976	5,898	14,874	(128)	(126)	(254)
Equity shares	—	—	—	—	—	—

Total	8,976	5,898	14,874	(128)	(126)	(254)

Available for sale financial investments with unrealised losses have been assessed for impairment and based on the credit risk profile of the counterparties involved, it has been determined that impairment has not arisen at this time.

29 Financial investments available for sale (continued)

Collateralised mortgage obligations by geography and industry sector of the issuer

	31 December 2008			31 December 2007
	Governments € m	Other financial € m	Total € m	Total € m
United Kingdom	—	171	171	59
United States of America	1,330	32	1,362	1,589
Rest of World	—	8	8	—

	1,330	211	1,541	1,648

Other asset backed securities by geography and industry sector of the issuer

	31 December 2008					31 December 2007
	Governments € m	Banks € m	Building societies € m	Other financial € m	Total € m	Total € m
Republic of Ireland	—	21	—	341	362	77
United Kingdom	—	81	—	631	712	136
United States of America	314	—	—	423	737	513
Australia	—	8	14	513	535	369
Italy	—	—	—	261	261	128
Spain	—	34	—	1,242	1,276	493
Rest of World	—	—	—	171	171	81

	314	144	14	3,582	4,054	1,797

30 Financial investments held to maturity

Analysis of movements in financial investments held to maturity	Debt securities € m
Group
At 1 January 2008	—
IAS 39 reclassifications in (note 29)	1,769
Exchange translation adjustments	(273)
Amortisation of discount	3

At 31 December 2008	1,499

All of these financial investments held to maturity are listed on a recognised stock exchange. They are Non-Euro Government securities and their maturity profile is set out in note 57. There were no financial investments held to maturity in Allied Irish Banks, p.l.c. as at 31 December 2008 and 2007.

Notes to the accounts

31 Credit ratings

Internal credit ratings

Ratings profiles

The Group’s rating systems consist of a number of individual rating tools designed to assess the risk within particular portfolios. These ratings tools are calibrated to meet the needs of individual business units in managing their portfolios. All rating tools are built to a Group standard and independently validated by Group.

The identification of loans for specific impairment assessment is driven by the Group’s rating systems. In addition, the ratings profiles are one of the factors that are referenced in determining the appropriate level of IBNR provisions.

The Group uses a 13 point Group ratings masterscale to provide a common and consistent framework for aggregating comparing and reporting exposures, on a consolidated basis, across all lending portfolios. The masterscale, which is not in itself a rating tool, is probability of default (PD) based, and is not used in provision methodologies. The masterscale consists of a series of PD ranges between 0% and 100% (where 100% indicates a borrowing already in default) and facilitates the aggregation of borrowers for comparison and reporting that have been rated on any of the individual rating tools in use across the Group.

Masterscale Rating Ranges:

Grade 1 – 3 would typically include strong corporate and commercial lending combined with elements of the retail portfolios and residential mortgages.

Grades 4 – 10 would typically include new business written and existing satisfactorily performing exposures across all portfolios. The lower end of this category (Grade 10) includes a portion of the Group’s criticised loans (i.e. loans requiring additional management attention over and above that normally required for the loan type).

Grades 11 – 13 contains the remainder of the Group’s criticised loans, including impaired loans, together with loans written at a high PD where there is a commensurate higher margin for the risk taken.

The Group’s total criticised loans at 31 December 2008 total € 15.5 billion or 11.7% of loans and receivables to customers (€ 6.8 billion or 5.3% at 31 December 2007).

31 Credit ratings (continued)

	2008				2007
Group Masterscale grade	Corporate/ Commercial € m	Residential mortgages € m	Other € m	Total € m	Corporate/ Commercial € m	Residential mortgages € m	Other € m	Total € m
1 to 3	5,695	13,767	1,462	20,924	4,895	17,473	1,813	24,181
4 to 10	74,049	12,508	6,920	93,477	78,503	7,945	8,233	94,681
11 to 13	3,225	530	2,141	5,896	1,355	159	1,580	3,094

	82,969	26,805	10,523	120,297	84,753	25,577	11,626	121,956
Past due but not impaired	7,123	633	1,119	8,875	4,577	361	773	5,711
Impaired	2,150	218	623	2,991	762	98	189	1,049

	92,242	27,656	12,265	132,163	90,092	26,036	12,588	128,716

Unearned income				(382)				(371)
Provisions				(2,292)				(742)

Total				129,489				127,603

	2008				2007
Allied Irish Banks, p.l.c. Masterscale grade	Corporate/ Commercial € m	Residential mortgages € m	Other € m	Total € m	Corporate/ Commercial € m	Residential mortgages € m	Other € m	Total € m
1 to 3	4,546	2,300	852	7,698	3,965	3,141	1,601	8,707
4 to 10	49,698	2,902	3,777	56,377	53,324	1,727	3,279	58,330
11 to 13	1,468	167	1,805	3,440	457	24	1,096	1,577

	55,712	5,369	6,434	67,515	57,746	4,892	5,976	68,614
Past due but not impaired	6,530	86	852	7,468	3,449	99	659	4,207
Impaired	1,541	38	438	2,017	377	8	134	519

	63,783	5,493	7,724	77,000	61,572	4,999	6,769	73,340

Unearned income				(207)				(230)
Provisions				(1,678)				(409)

Total - third party exposures				75,115				72,701

Lendings are classified as follows:

Corporate/Commercial includes loans to corporate and larger commercial enterprises processed through one of the Group’s corporate/commercial rating tools, where the exposure is typically greater than € 300,000.

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

Notes to the accounts

31 Credit ratings (continued)

External credit ratings

The external ratings profiles of loans and receivables to banks, trading portfolio financial assets (excluding equity shares) financial investments available for sale (excluding equity shares) and financial investments held to maturity are as follows:

	2008
Group	Bank € m	Corporate € m	Sovereign € m	Other € m	Total € m
AAA/AA	11,843	3	7,227	5,494	24,567
A	7,256	63	3,534	242	11,095
BBB+/BBB/BBB-	281	214	85	128	708
Sub investment	24	108	2	215	349
Unrated	3	96	—	52	151

Total	19,407	484	10,848	6,131	36,870

	2007
Group	Bank € m	Corporate € m	Sovereign € m	Other € m	Total € m
AAA/AA	16,265	—	5,026	6,684	27,975
A	6,191	60	2,690	29	8,970
BBB+/BBB/BBB-	160	209	81	185	635
Sub investment	92	134	—	291	517
Unrated	6	37	—	105	148

Total	22,714	440	7,797	7,294	38,245

	2008
Allied Irish Banks, p.l.c.	Bank* € m	Corporate € m	Sovereign € m	Other € m	Total € m
AAA/AA	11,652	3	5,650	5,344	22,649
A	6,803	63	626	242	7,734
BBB+/BBB/BBB-	279	214	85	128	706
Sub investment	24	108	2	215	349
Unrated	3	96	—	52	151

Total	18,761	484	6,363	5,981	31,589

	2007
Allied Irish Banks, p.l.c.	Bank* € m	Corporate € m	Sovereign € m	Other € m	Total € m
AAA/AA	15,520	—	4,701	6,525	26,746
A	6,038	60	276	29	6,403
BBB+/BBB/BBB-	160	209	81	172	622
Sub investment	92	134	—	291	517
Unrated	6	37	—	105	148

Total	21,816	440	5,058	7,122	34,436

*	Excludes loans to subsidiaries of € 41,493m (2007: € 38,081m).

32 Interests in associated undertakings

Included in the Group income statement is the contribution from investments in associated undertakings as follows:

Income statement	2008	2007
Share of results of associated undertakings	94	127
Profit on disposal of investments in associated undertakings	—	1
Impairment of associated undertakings	(57)	—

	37	128

Share of net assets including goodwill	2008 € m	2007 € m
At 1 January	1,682	1,792
Exchange translation adjustments	76	(159)
Purchases	231	—
Disposals	(5)	(4)
Income for the period	94	127
Dividends received from associates	(55)	(56)
Impairment of associated undertakings	(57)	—
Other movements	2	(18)

At 31 December	1,968	1,682

Analysed as to:
M & T Bank Corporation (note 33)	1,534	1,401
Hibernian Life Holdings Limited (note 34)	247	268
Bulgarian American Credit Bank (note 35)	163	—
Other	24	13

	1,968	1,682

Of which listed on a recognised stock exchange	1,697	1,402

Included in the Group’s share of net assets of associates is goodwill as follows:

Goodwill	2008 € m	2007 € m
Balance at 1 January	848	960
Acquisition	178	—
Exchange translation adjustments	49	(112)
Impairment of associated undertakings	(57)	—

At 31 December	1,018	848

Notes to the accounts

32 Interests in associated undertakings (continued)

Principal associated undertakings		Nature of business
M&T Bank Corporation(1)		Banking and financial services

Registered office:	One M&T Plaza, Buffalo, New York 14203, USA
(Common stock shares of US $0.50 par value each – Group interest 24.2%(1))

Hibernian Life Holdings Limited(2)		Manufacturer and distributor of
life and pension products
Registered office:	1 Park Place, Hatch Street, Dublin 2, Ireland
(Ordinary shares of € 1.25 par value each – Group interest 24.99%)

Bulgarian American Credit Bank AD(3)		Banking and financial services

Registered office:	16 Krakra Street, Sofia 1504, Bulgaria
(Ordinary shares of BNG 1 – Group interest 49.99%)

Other than as described for M&T, Hibernian Life Holdings Limited and BACB, the Group’s interests in associated undertakings are non-credit institutions and are held by subsidiary undertakings.

In accordance with the European Communities (Credit Institutions: Accounts) Regulations, 1992, Allied Irish Banks, p.l.c. will annex a full listing of associated undertakings to its annual return to the Companies Registration Office.

(1)

The Group interest is held directly by Allied Irish Banks, p.l.c. and carried at cost of € 891m in the parent company balance sheet. AIB accounts for its share of profits of M&T on the basis of its average interest in M&T throughout the period, which amounted to 24.2% during 2008 (2007: 24.6%). The agreement with M&T provides for the maintenance of AIB’s interest in M&T at a minimum of 22.5% through share repurchase programmes effected by M&T and through rights provided to AIB which allow it to subscribe for additional shares in M&T at fair market value. M&T shares are listed on the New York Stock Exchange and the fair value of the investment in M&T at 31 December 2008 was € 1,101m (2007:€ 1,479m) - see note 33.

(2)	The Group interest is held directly by Allied Irish Banks, p.l.c. and carried at cost of € 12m in the parent company balance sheet - see note 34.
(3)	The Group interest is held directly by Allied Irish Banks, p.l.c. and carried at € 163m in the parent company balance sheet - see note 35.

33 Interest in M&T Bank Corporation

The summary consolidated income statement, summary balance sheet and contribution of M&T Bank Corporation for 2008 and 2007 under IFRS are as follows:

Year ended	Year ended		Year ended	Year ended
31 December	31 December		31 December	31 December
2007	2008		2008	2007
US $m	US $m	Summary of consolidated income statement	€ m	€ m
1,877	1,960	Net interest income	1,333	1,365
932	939	Other income	638	678

2,809	2,899	Total operating income	1,971	2,043
1,613	1,688	Total operating expenses	1,148	1,173

1,196	1,211	Group operating profit before impairment provisions	823	870
174	428	Impairment provisions	291	127

1,022	783	Group profit before taxation	532	743
335	201	Taxation	137	244

687	582	Group profit after taxation	395	499

31 December	31 December		31 December	31 December
2007	2008		2008	2007
US $m	US $m	Summary of consolidated balance sheet	€ m	€ m
49,499	50,645	Cash, loans and receivables	36,391	33,625
8,962	7,919	Investment securities	5,690	6,088
371	389	Property, plant and equipment	280	252
3,311	4,097	Other assets	2,944	2,249

62,143	63,050	Total assets	45,305	42,214

41,274	42,583	Deposits	30,598	28,037
16,274	15,198	Other borrowings	10,920	11,055
1,102	1,449	Other liabilities	1,042	749
3,493	3,820	Shareholders’ funds	2,745	2,373

62,143	63,050	Total liabilities and shareholders’ funds	45,305	42,214

Year ended	Year ended		Year ended	Year ended
31 December	31 December		31 December	31 December
2007	2008		2008	2007
US $m	US $m	Contribution of M&T	€ m	€ m
254	190	Gross contribution	129	185
(88)	(52)	Taxation	(35)	(65)

166	138	Contribution to Group profit before taxation	94	120

Notes to the accounts

33 Interest in M&T Bank Corporation (continued)

The carrying value of the Group’s investment in M&T (31 December 2008; € 1,534 million) has been assessed for impairment. In accordance with IAS 36 - Impairment of Assets, this value is compared to the recoverable amount (higher of value in use and fair value less costs to sell) of the investment in M&T. The fair market value of the investment at 31 December 2008 is € 1,101 million.

The value in use of the investment in M&T at 31 December 2008 has been determined based on the Group’s share of the cash flows expected to be generated by M&T. The value has been determined using management’s estimates for 2009, extended to anticipate a recovery in the US economy and consequent reduction in credit losses through 2011. A risk discount rate of 12% has been applied to the cash flows and a compound growth rate of 5% has been assumed from 2012 onwards. The discount rate is calculated based on externally observable data in the market as well as management’s view of the appropriate risk premium to be applied to investments in the US banking industry.

Based on the above assumptions the value in use of the investment at 31 December 2008 is approximately equal to the book value. The results of the valuation are sensitive to changes in the growth and discount rates. Changing the discount rate to 13% and the growth rate into perpetuity from 2012 to 4% would value the investment in M&T at € 1,202 million. If the discount rate was 11% and the growth rate 6%, the investment would be valued at € 2,113 million.

The fair market value of M&T at 31 December 2007 was € 1,479 million compared to a carrying value of € 1,401 million.

34 Interest in Hibernian Life Holdings Limited

Disposal of Ark Life Assurance Company Limited (“Ark Life”). Acquisition of an interest of 24.99% in Hibernian Life Holdings Limited.

On 30 January 2006, the Group’s life assurance subsidiary Ark Life Assurance Company Limited (“Ark Life”) was brought together with Hibernian Life & Pensions Limited, under a holding company Hibernian Life Holdings Limited, of which the Group owns 24.99%.

The transaction gave rise to a profit before and after taxation of € 138m of which € 26m (related to the transfer by Ark Life of the management contracts of the Ark funds from AIB to Aviva) was treated as a profit on disposal of business and € 112m as a profit on disposal of a discontinued operation. These amounts are shown in the 2006 comparative figures. The profit after taxation for Ark Life for the period to date of disposal of € 4m is included within discontinued operations.

The discontinued operation, net of taxation on the face of the income statement of € 116m for 2006 is made up of € 112m relating to the profit on disposal of Ark Life and € 4m of profit for the period to date of disposal of Ark Life.

Hibernian Life Holdings Limited

The contribution of Hibernian Life Holdings Limited (“HLH”) for the years ended 31 December 2008 and 2007 and from 30 January 2006 to 31 December 2006 is included within share of results of associated undertakings as follows:-

	2008	2007	2006
	€ m	€ m	€ m
Share of (loss)/ income of HLH	(24)	12	26
Amortisation of intangible assets	1	2	2

Share of (loss)/ income before taxation	(25)	10	24
Taxation attributable to policyholder returns	(10)	3	12

Profit attributable to shareholders before taxation	(15)	7	12
Taxation	(2)	1	1

Included within associated undertakings	(13)	6	11

In addition to the loss described above, the Group recognised fee income on the sale of HLH life insurance and investment products, through its distribution channels, amounting to € 34m for the year ended 31 December 2008 (2007: € 49m; 2006: € 31m).

34 Interest in Hibernian Life Holdings Limited (continued)

The assets and liabilities of Hibernian Life Holdings Limited at 31 December 2008 and 2007, accounted for in accordance with the accounting policies of the Group, are set out below:

	2008	2007
Summary of consolidated balance sheet	€ m	€ m
Cash and placings with banks	1,548	1,420
Financial investments	8,064	10,837
Investment property	474	794
Property, plant and equipment	10	12
Reinsurance assets	1,852	1,983
Other assets	659	692

Total assets	12,607	15,738

Investment contract liabilities	5,285	7,015
Insurance contract liabilities	5,820	6,443
Other liabilities	418	1,111
Shareholders’ equity	1,084	1,169

Total liabilities and shareholders’ equity	12,607	15,738

The value in use of the investment in Hibernian Life Holdings Limited has been determined by comparing the Group’s share of the embedded value of the company to the carrying value. Embedded value is calculated by projecting future cash flows of the business to present values using a risk discount rate of 6.5%. Cash flows are projected using best estimates of demographic and economic variables; for example policyholders’ lapses are projected based on analysis of current behaviour. The Group’s share of the embedded value of Hibernian Life Holdings Limited exceeded the book value at both 31 December 2008 and 2007.

35 Interests in Bulgarian American Credit Bank AD

On 29 August 2008, the Group completed the acquisition of a 49.99% interest in Bulgarian American Credit Bank (“BACB”). BACB is a specialist provider of secured finance to small and medium sized companies in Bulgaria. The consideration of € 216 million was paid in cash, together with acquisition costs of € 1 million.

The Group accounts for its interest in BACB as an associated company as the Group did not have the power to govern the financial and operating policies of BACB from the date of acquisition to the end of the accounting period.

Notes to the accounts

35 Interests in Bulgarian American Credit Bank AD (continued)

The Group’s share of the net assets of BACB have been recorded, on a provisional basis, at fair value in accordance with the accounting policies of the Group. Acquisition accounting has been adopted in respect of the acquisition of BACB and the Group’s share of net assets, consideration given and goodwill arising on the transaction comprised:

		Fair value
	Book Value	Adjustments	Fair value
	€ m	€ m	€ m
Assets
Cash and balances at central banks	49	—	49
Derivative financial instruments	1	—	1
Loans and receivables to banks	256	—	256
Loans and receivables to customers	338	(12)	326
Financial instruments	4	—	4
Property plant and equipment	2	—	2
Other assets	4	—	4

Total assets	654	(12)	642

Liabilities
Deposits by banks	13	—	13
Customer accounts	337	—	337
Debt securities in issue	212	—	212
Other liabilities	2	—	2

Total liabilities	564	—	564

Net assets	90	(12)	78

Group share of net assets - 49.99%			39
Consideration given including costs			217

Goodwill arising on the acquisition of BACB			178

The exchange at the date of acquisition was €1 = 1.9558 Bulgarian Lev. The adjustments reflect fair value adjustments and bringing BACB’s policies in respect of provisioning into line with those of AIB. Goodwill arising has been capitalised on the balance sheet within the caption “Interests in associated undertakings”.

The Group’s share of income of BACB from date of acquisition to 31 December 2008 amounted to € 3 million.

The carrying value, before impairment, of the Group’s investment in BACB at 31 December 2008 was € 220 million. In accordance with IAS 36 - Impairment of Assets, this value is compared to the recoverable amount (higher of value in use and fair value less costs to sell) of the investment in BACB. The fair market value of the investment at 31 December 2008 is € 38 million.

The value in use of the investment in BACB at 31 December 2008 has been determined based on the Group’s share of the cash flows expected to be generated by BACB. The value has been determined using management’s estimates for 2009 - 2014. A risk discount rate of 15% has been applied to the cash flows and a compound growth rate of 5% has been assumed from 2014 onwards. The discount rate is calculated based on externally observable data in the market as well as management’s view of the appropriate risk premium to be applied to investments in the Central and Eastern Europe banking industry. The growth rate is based on forecast long-term real GDP growth rates and historically high inflation rates.

This methodology values BACB at € 163 million, giving rise to an impairment charge of € 57 million for the year ended 31 December 2008. These values are sensitive to the cash flows projected for the period for which detailed forecasts are available, and to assumptions regarding the availability of funding and long-term sustainable pattern of cash flows thereafter.

The results of this valuation are sensitive to changes in the growth and discount rates. Changing the discount rate to 16% and the growth rate into perpetuity from 2014 to 4% would value the investment in BACB at € 144 million. If the discount rate was 14% and the growth rate 6% from 2014, the investment would be valued at € 190 million.

36 Investments in Group undertakings	2008 € m	2007 € m
Allied Irish Banks, p.l.c.
At 1 January	1,428	1,408
Additions	44	20

At 31 December	1,472	1,428

Of which:
Credit institutions	754	729
Other	718	699

Total – all unquoted	1,472	1,428

The investments in Group undertakings are included in the accounts on an historical cost basis. Investments in Group undertakings include € 300m (2007: € 300m) of subordinated debt.

Principal subsidiary undertakings incorporated in the Republic of Ireland	Nature of business
AIB Capital Markets plc*	Financial services
AIB Corporate Finance Limited	Corporate finance
AIB Leasing Limited*	Leasing
AIB Fund Management Limited	Unit trust management
AIB Investment Managers Limited	Investment management
AIB International Financial Services Limited	International financial services
Goodbody Holdings Limited	Stockbroking and corporate finance
AIB Mortgage Bank*	Issue of mortgage covered securities
AIB Debt Management Limited	Financing and securities investment

*	Group interest is held directly by Allied Irish Banks, p.l.c.

The above subsidiary undertakings are incorporated in the Republic of Ireland and are wholly-owned unless otherwise stated. The issued share capital of each undertaking is denominated in ordinary shares.

All regulated banking entities are subject to regulations which require them to maintain capital ratios at agreed levels and so govern the availability of funds available for distribution.

AIB Mortgage Bank

AIB Mortgage Bank is a wholly-owned subsidiary of Allied Irish Banks, p.l.c. regulated by the Central Bank and Financial Services Authority of Ireland. Its principal purpose is to issue mortgage covered securities for the purpose of financing loans secured on residential property in accordance with the Asset Covered Securities Act, 2001.

On 13 February 2006, Allied Irish Banks, p.l.c. transferred its Irish branch originated residential mortgage business to AIB Mortgage Bank, amounting to € 13.6 billion in mortgage loans.

In March 2006 AIB Mortgage Bank launched a € 15 billion Mortgage Covered Securities Programme. As at 31 December 2008, the total amount of principal outstanding in respect of mortgage covered securities issued was € 12.9 billion (2007:€ 7.2 billion) of which € 7.2 billion was held by third parties and € 5.7 billion by Allied Irish Banks, p.l.c.. At the same date, the total amount of principal outstanding in the cover assets pool including mortgage loans and cash was € 16.6 billion (2007:€ 12.4 billion).

As at 31 December 2008 and 2007, AIB Mortgage Bank had a Mortgage Backed Promissory Notes (“MBPN”) facility with the Central Bank and Financial Services Authority of Ireland, none of which was in use at the balance sheet date. This facility is referred to in more detail in note 41.

36 Investments in Group undertakings (continued)

Principal subsidiary undertakings incorporated outside the Republic of Ireland		Nature of business
AIB Group (UK) p.l.c.		Banking and financial services
trading as First Trust Bank in Northern Ireland trading as Allied Irish Bank (GB) in Great Britain

Registered office:	4 Queen’s Square, Belfast, BT1 3DJ

AIB Bank (CI) Limited*		Banking services

Registered office:	AIB House, 25 The Esplanade, St. Helier, Jersey, JE4 8WT

Bank Zachodni WBK S.A.		Banking and financial services

Registered office:	Rynek 9/11, 50-950 Wroclaw, Poland
(Ordinary shares of PLN 10 each - Group interest 70.47%)

*	Group interest is held directly by Allied Irish Banks, p.l.c.

The above subsidiary undertakings are wholly-owned unless otherwise stated. The registered office of each is located in the principal country of operation. The issued share capital of each undertaking is denominated in ordinary shares.

In presenting details of the principal subsidiary undertakings, the exemption permitted by the European Communities (Credit Institutions: Accounts) Regulations, 1992, has been availed of and, in accordance with the regulations, Allied Irish Banks, p.l.c. will annex a full listing of subsidiary undertakings to its annual return to the Companies Registration Office.

Guarantees given to subsidiaries by Allied Irish Banks, p.l.c.

Each of the companies listed below, and consolidated into these accounts, have availed of the exemption from filing its individual accounts as set out in Section 17 of the Companies (Amendment) Act 1986. In accordance with the Act, Allied Irish Banks, p.l.c. has irrevocably guaranteed the liabilities of these subsidiaries.

AIB Asset Management Holdings (Ireland) Limited	Allied Irish Nominees Limited
AIB Alternative Investment Services Limited	Allied Irish Securities Limited
AIB Capital Management Holdings Limited	Eyke Limited
AIB Capital Markets plc	First Venture Fund Limited
AIB Corporate Banking Limited	Goodbody Corporate Finance
AIB Corporate Finance Limited	Goodbody Economic Consultants Limited
AIB Finance Limited	Goodbody Financial Services
AIB Fund Management Limited	Goodbody Holdings Limited
AIB International Financial Services Limited	Goodbody Pensioneer Trustees Limited
AIB International Leasing Limited	Goodbody Alternative Investment Management Limited
AIB Investment Managers Limited	Goodbody Alternative Fund Management Limited
AIB Leasing Limited	Goodbody Stockbrokers
AIB Services Limited	Kahn Holdings
AIB Venture Capital Limited	Percy Nominees Limited
Allied Combined Trust Limited	PPP Projects Limited
Allied Irish Banks (Holdings & Investments) Limited	Skyraven Limited
Allied Irish Capital Management Limited	The Hire Purchase Company of Ireland Limited
Allied Irish Finance Limited	Webbing Ireland
Allied Irish Leasing Limited	Blogram Limited

Other subsidiary undertaking

Causeway Securites p.l.c.

In November 2008 AIB Group (UK) p.l.c. securitised Stg £2,222 million of UK originated residential mortgages to Causeway Securities p.l.c. , a special purpose vehicle. Notes of Stg £2,222 million were issued by Causeway Securities p.l.c. to AIB Group (UK) p.l.c. to fund the purchase of beneficial interest in the residential mortgages. The securitisation structure will support the funding activities of the Group. This investment is eliminated on consolidation.

37 Intangible assets and goodwill

	2008				2007
	Goodwill	Software	Other	Total	Goodwill	Software	Other	Total
Group	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m
Balance at 1 January	399	523	6	928	399	387	6	792
Additions(2)	—	150	—	150	—	138	—	138
Acquisition	15	—	8	23	—	—	—	—
Disposals	—	(11)	(2)	(13)	—	(17)	—	(17)
Other movements	—	—	—	—	—	6	—	6
Exchange translation adjustments	48	(23)	(1)	24	—	9	—	9

Balance at 31 December	462	639 (1)	11	1,112	399	523 (1)	6	928

Amortisation/impairment
Balance at 1 January	10	277	5	292	10	228	4	242
Amortisation/impairment for period	15	60	3	78	—	59	1	60
Disposals	—	(11)	(2)	(13)	—	(17)	—	(17)
Exchange translation adjustments	—	(18)	(1)	(19)	—	7	—	7

Balance at 31 December	25	308	5	338	10	277	5	292

Net book value at 31 December	437	331	6	774	389	246	1	636

The goodwill relates principally to the acquisition of the holding in Bank Zachodni WBK S.A. (“BZWBK”). The investment in BZWBK which is quoted on a recognised stock exchange has been assessed for impairment at 31 December 2008 and 2007. The market value at 31 December 2008 of the shareholding in BZWBK S.A. of € 1.3bn (2007: € 3.6bn) exceeds the carrying amount including goodwill of the investment by € 0.08bn (2007: € 2.3bn). The remaining goodwill amounts which relate to unquoted investments, have been assessed for impairment through discounting projected cash flows with the resultant impairment charge, if any, recognised in the period.

(1)	Comprises internally generated intangible assets under construction of € 97m (2007: € 92m) and internally generated software of € 221m (2007: € 128m).
(2)

Included in software additions are additions to intangible assets under construction of € 107m (2007: € 75m) purchased computer software of € 42m (2007: € 60m) and internally generated software of € 1m (2007: € 3m).

	2008				2007
	Goodwill	Software	Other	Total	Goodwill	Software	Other	Total
Allied Irish Banks, p.l.c.	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m
Balance at 1 January	—	353	3	356	—	234	3	237
Additions	—	123	—	123	—	123	—	123
Acquisition	15	1	8	24	—	—	—	—
Disposals	—	—	—	—	—	(11)	—	(11)
Other movements	—	—	—	—	—	7	—	7

Balance at 31 December	15	477	11	503	—	353	3	356

Amortisation/impairment
Balance at 1 January	—	151	2	153	—	125	1	126
Amortisation for period	15	45	4	64	—	36	1	37
Disposals	—	—	—	—	—	(11)	—	(11)
Exchange translation adjustments	—	(1)	—	(1)	—	1	—	1

Balance at 31 December	15	195	6	216	—	151	2	153

Net book value at 31 December	—	282	5	287	—	202	1	203

Internally generated intangible assets under construction amounted to € 74m (2007: € 75m).

Notes to the accounts

37 Intangible assets and goodwill (continued)

AmCredit

The acquisition of 100% of the AmCredit mortgage business from the Baltic-American Enterprise Fund (“BalAEF”) was completed on 1 February 2008. The assets of the company consist principally of mortgages with a fair value at acquisition date of € 101 million. The company operates in Latvia, Estonia and Lithuania. The total consideration paid amounted to € 116 million giving rise to a provisional goodwill on acquisition of € 15 million, which was subsequently fully impaired. A loss of € 2 million was recognised in the period, reflecting integration costs incurred.

	Property
38 Property, plant & equipment	Freehold € m	Long leasehold € m	Leasehold under 50 years € m	Equipment € m	Total € m
Group
Cost at 1 January 2008	352	82	172	620	1,226
Additions	33	4	24	79	140
Disposals	(6)	(1)	(14)	(36)	(57)
Exchange translation adjustments	(29)	(3)	(18)	(41)	(91)

At 31 December 2008	350	82	164	622	1,218

Accumulated depreciation at 1 January 2008	85	18	102	413	618
Depreciation charge for the year	11	2	13	66	92
Disposals	(2)	—	(13)	(32)	(47)
Exchange translation adjustments	(10)	(1)	(10)	(27)	(48)

At 31 December 2008	84	19	92	420	615

Net book value
At 31 December 2008	266	63	72	202	603

The net book value of property occupied by the Group for its own activities was € 364m.

	Property
	Freehold	Long leasehold	Leasehold under 50 years	Equipment	Total
	€ m	€ m	€ m	€ m	€ m
Allied Irish Banks, p.l.c.
Cost at 1 January 2008	164	71	79	369	683
Additions	29	4	5	42	80
Disposals	(1)	(1)	(14)	(15)	(31)
Exchange translation adjustments	—	—	(1)	(1)	(2)

At 31 December 2008	192	74	69	395	730

Accumulated depreciation at 1 January 2008	26	15	48	232	321
Depreciation charge for the year	5	2	5	45	57
Disposals	—	—	(13)	(12)	(25)
Exchange translation adjustments	—	—	(1)	—	(1)

At 31 December 2008	31	17	39	265	352

Net book value
At 31 December 2008	161	57	30	130	378

The net book value of property occupied by Allied Irish Banks, p.l.c. for its own activities was € 225m.

	Property
38 Property, plant & equipment (continued)	Freehold € m	Long leasehold € m	Leasehold under 50 years € m	Equipment € m	Total € m
Group
Cost at 1 January 2007	355	81	161	630	1,227
Transfers	(5)	(3)	—	(11)	(19)
Additions	10	6	26	86	128
Disposals	(11)	(1)	(13)	(89)	(114)
Exchange translation adjustments	3	(1)	(2)	4	4

At 31 December 2007	352	82	172	620	1,226

Accumulated depreciation at 1 January 2007	79	17	106	432	634
Transfers	1	(1)	(2)	3	1
Depreciation charge for the year	8	2	12	63	85
Disposals	(4)	—	(12)	(88)	(104)
Exchange translation adjustments	1	—	(2)	3	2

At 31 December 2007	85	18	102	413	618

Net book value
At 31 December 2007	267	64	70	207	608

The net book value of property occupied by the Group for its own activities was € 385m.

	Property
	Freehold	Long leasehold	Leasehold under 50 years	Equipment	Total
	€ m	€ m	€ m	€ m	€ m
Allied Irish Banks, p.l.c.
Cost at 1 January 2007	169	69	66	365	669
Transfers	(11)	(2)	1	(8)	(20)
Additions	10	5	14	57	86
Disposals	(4)	(1)	(1)	(44)	(50)
Exchange translation adjustments	—	—	(1)	(1)	(2)

At 31 December 2007	164	71	79	369	683

Accumulated depreciation at 1 January 2007	24	14	43	230	311
Transfers	(3)	(1)	1	2	(1)
Depreciation charge for the year	5	2	5	44	56
Disposals	—	—	—	(44)	(44)
Exchange translation adjustments	—	—	(1)	—	(1)

At 31 December 2007	26	15	48	232	321

Net book value
At 31 December 2007	138	56	31	137	362

The net book value of property occupied by Allied Irish Banks, p.l.c. for its own activities was € 220m.

Property leased to others had a book value of € 7m (2007: € 6m). Included in the carrying amount of property and equipment is expenditure recognised for both property and equipment in the course of construction amounting to € 30m and € 12m respectively (2007: € 7m and € 16m). In Allied Irish Banks, p.l.c., these amounts are € 23m and € Nil respectively (2007: € 5m and € 3m).

Notes to the accounts

	Group		Allied Irish Banks, p.l.c.
39 Deferred taxation	2008 € m	2007 € m	2008 € m	2007 € m
Deferred tax assets:
Provision for impairment of loans and receivables	(62)	(68)	(12)	(14)
Amortised income	(27)	(27)	(4)	(4)
Available for sale securities	(75)	—	(100)	(26)
Retirement benefits	(148)	(77)	(129)	(31)
Temporary difference on provisions for future commitments in relation to the funding of Icarom plc (under Administration)	(5)	(6)	(5)	(6)
Cash flow hedges	—	(23)	—	(20)
Assets leased to customers	(15)	(8)	—	—
Other	(14)	(18)	(6)	(50)

Total gross deferred tax assets	(346)	(227)	(256)	(151)

Deferred tax liabilities:
Cash flow hedges	70	—	41	—
Assets leased to customers	—	3	—	—
Assets used in the business	30	27	27	23
Available for sale securities	—	3	—	—

Total gross deferred tax liabilities	100	33	68	23

Net deferred tax assets	(246)	(194)	(188)	(128)

Represented on the balance sheet as follows:
Deferred tax assets	(248)	(254)	(190)	(159)
Deferred tax liabilities	2	60	2	31

	(246)	(194)	(188)	(128)

For each of the years ended 31 December 2008 and 2007 full provision has been made for capital allowances and other temporary differences.

	Group		Allied Irish Banks, p.l.c.
	2008	2007	2008	2007
Analysis of movements in deferred taxation	€ m	€ m	€ m	€ m
At 1 January	(194)	(256)	(128)	(148)
Exchange translation and other adjustments	19	(13)	7	(8)
Deferred tax through equity	(80)	68	(118)	27
Income statement (note 17)	9	7	51	1

At 31 December	(246)	(194)	(188)	(128)

Temporary differences recognised in equity comprise of deferred tax on available for sale securities, cash flow hedges and actuarial gain/loss on retirement benefit schemes. Temporary differences recognised in the income statement comprise of provision for impairment of loans and receivables and assets used in the course of business.

39 Deferred taxation (continued)

Net deferred tax assets of € 98m are expected to be recovered after more than 12 months; Allied Irish Banks, p.l.c. € 93m. Deferred tax assets have not been recognised in respect of tax losses amounting to € 4.8m (2007: € 3.1m); Allied Irish Banks, p.l.c. € Nil (2007: € Nil). Tax losses of € 2.3m expire in 2011 and € 0.5m expire thereafter with no expiration date on a remaining amount of € 2.0m. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profit will be available against which the Group can utilise the benefits.

The net deferred tax asset on items recognised directly in equity amounted to € 154m (2007: € 89m); Allied Irish Banks, p.l.c. € 188m (2007: € 72m).

40 Disposal group and assets classified as held for sale

Branch sale programme

During 2006, the Group announced the commencement of a programme for the sale and leaseback of branches and this continued during 2007 and 2008. Branches identified for sale are classified within the caption ‘Disposal group and assets classified as held for sale’.

The premises concerned will continue to operate as AIB branches and there will be no impact on the staff who work there or on the services provided to customers. The branches held for sale are recorded within the Group business segment assets.

Merchant acquiring joint venture with First Data Corporation.

In November 2007, AIB announced an agreement to form a merchant acquiring joint venture with First Data Corporation. All elements of the transaction were completed by 4 February 2008. AIB received cash proceeds of € 120m, together with a 49.9% interest in the venture, with the remaining 50.1% held by First Data Corporation. The merchant acquiring business was part of AIB Bank ROI and AIB Bank UK for segment reporting purposes and its results for 2007 and 2006 are included in continuing operations. The assets and liabilities of the merchant acquiring business were classified as held for sale at 31 December 2007.

AIB’s interest in the new venture is accounted for as an associated undertaking from date of completion.

Notes to the accounts

	Group		Allied Irish Banks, p.l.c.
41 Deposits by banks	2008 € m	2007 € m	2008 € m	2007 € m

Securities sold under agreements to repurchase	8,609	7,911	8,127	7,603
Other borrowings from banks	16,969	22,478	44,059	47,074
	25,578	30,389	52,186	54,677

Of which:
Due to third parties			24,588	29,329
Due to subsidiary undertakings			27,598	25,348
			52,186	54,677

Of which:
Domestic offices	22,663	27,264
Foreign offices	2,915	3,125
	25,578	30,389
Amounts include:
Due to associated undertakings	—	—	—	—

Securities sold under agreements to repurchase are secured by Irish Government stock, US Treasury, US Government agency and other marketable securities and mature within six months.

The carrying amount of financial assets pledged as security for liabilities amounted to € 16,182m (2007: € 9,347m); Allied Irish Banks, p.l.c. € 15,543m (2007: € 8,857m).

At 31 December 2008 and 2007 no deposits by credit institutions are secured by way of charge to the Central Bank and Financial Services Authority of Ireland (“CBFSAI”). Under the terms of the Mortgage Backed Promissory Note (“MBPN”) programme with the CBFSAI, obligations are secured by way of a first floating charge to the CBFSAI over all its right, title, interest and benefit, in loans and receivables to customers. Otherwise than with the prior written consent of the CBFSAI, the Group had pledged under the terms of the floating charge to maintain the assets so charged free from any encumbrance and otherwise than in the ordinary course of business not to sell, transfer, lend or otherwise dispose of any part of the charged assets.

	Group		Allied Irish Banks, p.l.c.
42 Customer accounts	2008 € m	2007 € m	2008 € m	2007 € m
Current accounts	21,528	25,136	12,263	14,577
Demand deposits	8,370	9,101	7,127	7,386
Time deposits	62,705	47,070	58,600	43,816
Securities sold under agreements to repurchase	1	1	—	—

	92,604	81,308	77,990	65,779

Of which:
Non-interest bearing current accounts
Domestic offices	6,198	7,560	6,198	7,560
Foreign offices	1,570	2,325	131	198
Interest bearing deposits, current accounts and short-term borrowings
Domestic offices	53,455	42,464	60,829	46,776
Foreign offices	31,381	28,959	10,832	11,245
	92,604	81,308	77,990	65,779

Of which:
Due to third parties			66,217	55,207
Due to subsidiary undertakings			11,773	10,572
			77,990	65,779
Amounts include:
Due to associated undertakings	1,393	22	1,368	6

	Group		Allied Irish Banks, p.l.c.
43 Trading portfolio financial liabilities	2008 € m	2007 € m	2008 € m	2007 € m
Debt securities:
Government securities	109	180	109	180
Equity instruments - listed	2	14	—	—

	111	194	109	180

Notes to the accounts

	Group		Allied Irish Banks, p.l.c.
44 Debt securities in issue	2008 € m	2007 € m	2008 € m	2007 € m
Bonds and medium term notes:
European medium term note programme	9,641	12,553	9,641	12,553
Bonds and other medium term notes	7,211	7,259	—	—
	16,852	19,812	9,641	12,553
Other debt securities in issue:
Commercial paper	5,912	2,987	1,685	302
Commercial certificates of deposit	15,050	19,067	15,050	19,067
	20,962	22,054	16,735	19,369

	37,814	41,866	26,376	31,922

	Group		Allied Irish Banks, p.l.c.
45 Other liabilities	2008 € m	2007 € m	2008 € m	2007 € m
Notes in circulation	379	488	—	—
Items in transit	235	237	35	32
Purchase of securities awaiting settlement	581	119	581	119
Creditors	65	109	16	20
Future commitments in relation to the funding of Icarom(1)	41	51	41	51
Fair value of hedged liability positions	365	(79)	189	(77)
Other	492	548	280	285

	2,158	1,473	1,142	430

(1)

The provision represents the present value of the cost of the future commitments arising under the 1992 agreement in relation to the funding of Icarom. A discount rate of 3.45% was applied in the year ended 31 December 2008 (2007: 4.23%) in discounting the cost of the future commitments arising under this agreement. The undiscounted amount was € 46m (2007: € 57m). The unwinding of the discount on the provision amounted to € 1.6m (2007: € 2.3m).

46 Provisions for liabilities and commitments and other provisions	Liabilities and commitments € m	Other provisions € m	Total € m
Group
At 1 January 2008	27	47	74
Exchange translation adjustment	2	(8)	(6)
Amounts charged to income statement	8	31	39
Amounts written back to income statement	(10)	(5)	(15)
Provisions utilised	(4)	(3)	(7)

At 31 December 2008	23	62	85

Allied Irish Banks, p.l.c.
At 1 January 2007	24	30	54
Amounts charged to income statement	—	3	3
Amounts written back to income statement	(4)	—	(4)
Provisions utilised	—	(3)	(3)

At 31 December 2008	20	30	50

Group
At 1 January 2007	38	55	93
Exchange translation adjustment	—	(2)	(2)
Amounts charged to income statement	—	9	9
Amounts written back to income statement	(8)	(11)	(19)
Provisions utilised	(3)	(4)	(7)

At 31 December 2007	27	47	74

Allied Irish Banks, p.l.c.
At 1 January 2007	35	41	76
Amounts written back to income statement	(9)	(6)	(15)
Provisions utilised	(2)	(5)	(7)

At 31 December 2007	24	30	54

The provisions recognised within this caption include, where applicable, amounts in respect of: onerous lease contracts; restructuring and re-organisation costs; repayments to customers; and legal claims and other contingencies including provisions in respect of losses expected under off-balance sheet items. The total expected to be settled within one year amounts to € 68m (2007: € 36m).

Notes to the accounts

47 Subordinated liabilities and other capital instruments	2008 € m	2007 € m
Allied Irish Banks, p.l.c.
Undated loan capital	692	813
Dated loan capital	2,970	2,651
US $250m non-cumulative preference shares	—	169
	3,662	3,633
Subsidiary undertakings
Perpetual preferred securities	864	972

	4,526	4,605

Undated loan capital
Allied Irish Banks, p.l.c.
US $100m Floating Rate Primary Capital Perpetual Notes	72	68
€ 200m Fixed Rate Perpetual Subordinated Notes	200	200
Stg£400m Perpetual Callable Step-Up Subordinated Notes	420	545
	692	813
Subsidiary undertakings
Stg£350m Fixed Rate/Floating Rate Guaranteed Non-Voting Non-cumulative Perpetual Preferred Securities	366	475
€ 500m Fixed Rate/Floating Rate Guaranteed Non-Voting Non-cumulative Perpetual Preferred Securities	498	497
	864	972

	1,556	1,785

Dated loan capital
Allied Irish Banks, p.l.c.
European Medium Term Note Programme:
€ 200m Floating Rate Notes due June 2013	—	200
US $400m Floating Rate Notes due July 2015	287	272
€ 400m Floating Rate Notes due March 2015	400	400
€ 500m Callable Subordinated Step-up Floating Rate Notes due 2017	499	499
Stg£ 700m Callable Fixed/Floating Rate Note due July 2023	733	—
Stg£500m Callable Subordinated Fixed/Floating Rate Notes due March 2025	525	682
Stg£350m Fixed Rate Notes due November 2030	367	477
JPY 20bn Callable Subordinated Step-up Fixed/Floating Rate Notes due March 2042	159	121

	2,970	2,651

	2008 € m	2007 € m
The dated loan capital outstanding is repayable as follows:
In one year or less	—	—
Between 1 and 2 years	—	—
Between 2 and 5 years	—	—
In 5 years or more	2,970	2,651

	2,970	2,651

The loan capital of the Group and its subsidiaries is unsecured and is subordinated in right of payment to the ordinary creditors, including depositors, of the Group and its subsidiaries.

47 Subordinated liabilities and other capital instruments (continued)

Undated loan capital

The US$ 100m Floating Rate Primary Capital Perpetual Notes have no final maturity but may be redeemed at par at the option of the Bank, with the prior approval of the Central Bank and Financial Services Authority of Ireland (‘the Financial Regulator’). Interest is payable quarterly on the US$ 100m Floating Rate Primary Capital Perpetual Notes. The € 200m Fixed Rate Perpetual Subordinated Notes, with interest payable annually at a rate of 6.20% up to 3 August 2009, and with interest payable quarterly at a rate of 2.25% per annum above 3 month EURIBOR thereafter, have no final maturity but may be redeemed at the option of the Bank, with the prior approval of the Financial Regulator, on each coupon payment date on or after 3 August 2009. The Stg £ 400m Perpetual Callable Step-Up Subordinated Notes with interest payable annually up to 1 September 2015, and with interest payable quarterly thereafter, have no final maturity but may be redeemed at the option of the Bank, with the prior approval of the Financial Regulator, on 1 September 2015 and every interest payment date thereafter.

Perpetual preferred securities

In June 2006, Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities (‘Preferred Securities’) were issued in the amount of Stg£ 350,000,000 and € 500,000,000 through Limited Partnerships. The Preferred Securities were issued at par and have the benefit of a subordinated guarantee of Allied Irish Banks, p.l.c. (“AIB”). The Preferred Securities have no fixed final redemption date and the holders have no rights to call for the redemption of the Preferred Securities. The substitution of the Preferred Securities with fully paid non-cumulative preference shares issued by the Guarantor is subject, in particular cases, to certain events and conditions that are beyond the control of both the Guarantor and the holders of the Preferred Securities.

The Preferred Securities are redeemable in whole but not in part at the option of the general partner and with the agreement of the Financial Regulator (i) upon the occurrence of certain events or (ii) on or after 14 June 2016 for the Stg £ 350,000,000 Preferred Securities and 16 June 2016 for the € 500,000,000 Preferred Securities.

Distributions on the Preferred Securities are non- cumulative. The distributions on the Stg £ 350,000,000 Preferred Securities are payable at a rate of 6.271% semi-annually until 14 June 2016 and thereafter at a rate of 1.23% per annum above 3 month LIBOR, payable quarterly. The distributions on the € 500,000,000 Preferred Securities are payable at a rate of 5.142% per annum up to 16 June 2016 and thereafter at a rate of 1.98% per annum above 3 month EURIBOR, payable quarterly.

The Board of Directors has the discretion not to pay a distribution on the Preferred Securities, unless the Preferred Securities no longer qualify as regulatory capital resources of AIB, and AIB is in compliance with its capital adequacy requirements.

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

Dated loan capital

The dated loan capital in this section issued under the European Medium Term Note Programme is subordinated in right of payment to the ordinary creditors, including depositors, of the Group. The € 200m Floating Rate Notes due June 2013 were redeemed on 12 June 2008. The US$ 400m Floating Rate Notes, with interest payable quarterly, may be redeemed, in whole but not in part, on any interest payment date falling in or after July 2010. The € 400m Floating Rate Notes with interest payable quarterly, may be redeemed, in whole but not in part, on any interest payment date falling in or after March 2010. The € 500m Callable Subordinated Step-Up Floating Rate Notes with interest payable quarterly may be redeemed in whole but not in part on any interest payment date falling on or after 24 October 2012. In June 2008, £700m Callable Dated Subordinated Fixed/Floating Rate Notes were issued. Interest is paid semi-annually in arrears, at a rate of 7.875% until June 2018. The notes may be redeemed, in whole but not in part, at any quarterly interest payment date falling on or after June 2018 during which period the floating rate will be 3.5% above 3 month sterling Libor. The Stg£500m Subordinated Callable Fixed/Floating Rate Notes, with interest payable annually, up to 10 March 2020 and with interest payable quarterly from 10 June 2020 thereafter may be redeemed, in whole but not in part on any interest payment date falling on or after 10 March 2025. The Stg £ 350m Fixed Rate Notes, with interest payable annually in arrears on 26 November in each year, may be redeemed, in whole but not in part, on the 26 November 2025 and on each interest payment date thereafter. The Japanese Yen (“JPY”) 20bn Callable Subordinated Step-up Fixed/Floating Rate Notes, with interest payable semi annually, are redeemable in whole but not in part on any interest payment date falling on or after 8 March 2037.

In all cases, redemption prior to maturity is subject to the necessary prior approval of the Financial Regulator. There is no exchange exposure as the proceeds of these notes are retained in their respective currencies.

Notes to the accounts

47 Subordinated liabilities and other capital instruments (continued)

US$ 250m non-cumulative preference shares

In 1998, 250,000 non-cumulative preference shares of US$ 25 each were issued at a price of US$ 995.16 per share raising US$ 248.8m before expenses. These preference shares were redeemed with the approval of the Financial Regulator on 15 July 2008 at a price equal to US$ 1,000 per share (consisting of a redemption price of US$ 995.16 plus a special dividend of US$ 4.84 per share), plus accrued dividends. This amounted to € 156 million. Under the Companies Act, 1963 these preference shares could only be redeemed from a fresh issue of capital or by capitalising distributable reserves. Accordingly, AIB transferred €156 million from revenue reserves to non-distributable reserves.

48 Share capital		2008 € m	2007 € m
Ordinary share capital
Ordinary shares of € 0.32 each
Authorised:	1,160 million shares (2007: 1,160 million)
Issued:	918.4 million shares (2007: 918.4 million)	294	294

The company has authorisation from shareholders to issue 277.3 million ordinary shares of € 0.32 each, including the re-issue of 35.7 million Treasury Shares.

There were no movements in issued ordinary shares during 2008 or 2007.

Preference share capital

The company has authorisation from shareholders to issue preference share capital as follows:

20m non-cumulative preference shares of US$ 25 each

200m non-cumulative preference shares of € 1.27 each

200m non-cumulative preference shares of Stg£ 1 each

200m non-cumulative preference shares of Yen 175 each

Structure of the Company’s share capital as at 31 December 2008

Class of share	Authorised share capital %	Issued share capital %
Ordinary shares	26	100
Preference shares	74	—

	100	100

49 Own shares

Share repurchases

At the 2008 Annual General Meeting, shareholders granted authority for the Company, or any subsidiary, to make market purchases of up to 91.8 million ordinary shares of the Company, subject to the terms and conditions set out in the relevant resolution. During 2008, ordinary shares previously purchased under a similar authority, and held as Treasury Shares, were re-issued as follows:

	2008	2007
At 1 January	37,799,004	42,778,079
Shares re-issued under:
AIB Share Option Schemes	(24,500)	(2,672,825)
Allfirst Financial Stock Option Plan	—	(20,000)
AIB Approved Employee Profit Sharing Schemes	(2,094,390)	(2,286,250)
	(2,118,890)	(4,979,075)

At 31 December	35,680,114	37,799,004

49 Own shares (continued)

The cost of share repurchases less proceeds of shares reissued has been charged to revenue reserves. The shares issued during 2008 to participants in the AIB share option schemes were issued at prices of € 11.98, € 12.60, € 13.30 and € 13.55 per share. The consideration received for these shares was € 0.3m.

During 2008, the Company re-issued from its pool of Treasury Shares 2,094,390 ordinary shares to the Trustees of the employees’ profit sharing schemes, at € 13.58 per share. The consideration received for these shares was € 28.4m.

Allfirst Financial Inc. Stock Option Plan

Under the terms of the Agreement and Plan of Merger between the Company, First Maryland Bancorp (subsequently renamed ‘Allfirst’) and Dauphin Deposit Corporation (‘Dauphin’, subsequently renamed ‘Allfirst’), approved by shareholders at the 1997 Annual General Meeting, options to purchase Dauphin shares which were outstanding immediately prior to the merger, were converted, at the holders’ elections, into either cash or options to purchase a similar number of AIB American Depositary Shares (‘converted options’). On 1 April 2003, the merger of Allfirst Financial Inc. (‘Allfirst’) with M&T Bank Corporation (“M&T”) was completed, pursuant to the Agreement and Plan of Reorganisation dated 26 September 2002 by and among the Company, Allfirst and M&T. Under the terms of that Agreement, Dauphin converted options outstanding immediately prior to the merger (over 321,598 ordinary shares) remained in force.

At 31 December 2008, there were no converted options outstanding (2007: Nil).

Employee share schemes and trusts

The Group sponsors a number of employee share plans whereby purchases of shares are made in the open market to satisfy commitments under the schemes.

At 31 December 2008, 2.2 million shares (2007: 1.4 million) were held by trustees with a book value of € 24.6m (2007 € 23.1m), and a market value of € 3.3m (2007: € 22.4m). The book value is deducted from the profit and loss account reserve while the shares continue to be held by the Group.

The Group sponsors SAYE schemes for eligible employees in the UK, the Isle of Man and Channel Islands. The trustees of the schemes have borrowed funds from Group companies, interest free, to enable them to purchase Allied Irish Banks, p.l.c. ordinary shares in the open market. These shares are used to satisfy commitments arising under the schemes. The trustees receive dividends on the shares which are used to meet the expenses. The cost of providing these shares is charged to the profit and loss account on a systematic basis over the period that the employees are expected to benefit. At 31 December 2008, 1.5 million shares (2007: 1.0 million) were held by the trustees with a book value of € 19.5m (2007: € 18.9m) and a market value of € 2.5m (2007: € 15.6m).

In 2001, the AIB Group Employee Share Trust was established to satisfy commitments arising under the AIB Group Long-Term Incentive Plan (“LTIP”). Funds were provided to the trustees to enable them to purchase Allied Irish Banks, p.l.c. ordinary shares in the open market. The trustees have waived their entitlement to dividends. At 31 December 2008, 0.2 million shares (2007: 0.2 million) were held by the trustees with a book value of € 2.1m (2007: € 2.1m) and a market value of € 0.3m (2007: € 3.1m).

Prior to its disposal to M&T Bank Corporation, Allfirst Financial, Inc. sponsored the Allfirst Stock Option Plans, for the benefit of key employees of Allfirst. At 31 December 2002, Allfirst had lent US$ 178m to a trust to enable it to purchase Allied Irish Banks, p.l.c. ordinary shares in the form of American Depositary Shares in the open market. The shares purchased are used to satisfy options which have been granted to Allfirst employees. Proceeds of option exercises are used to repay the loan to the trust. Under the terms of the trust, the trustees receive dividends on the shares which are used to meet the expenses of the trust. A similar scheme operated for certain eligible employees of AIB’s US operations. At 31 December 2008, 0.2 million (2007: 0.2 million) ordinary shares were held by the trust with a cost of € 2.2m (2007: € 2.1m) and a market value of € 0.4m (2007: € 3.6m).

Subsidiary companies

Certain subsidiary companies may hold shares in AIB for customer facilitation and in the normal course of business. However, at 31 December 2008 and 2007 no such shares were held by subsidiary companies.

The accounting treatment is not intended to affect the legal characterisation of the transaction or to change the situation at law achieved by the parties to it. Thus, the inclusion of the shares as a deduction against shareholders’ funds on the Group balance sheet does not imply that they have been purchased by the company as a matter of law.

Notes to the accounts

50 Other equity interests

In February 2001, Reserve Capital Instruments (“RCIs”) of € 500m were issued by Allied Irish Banks, p.l.c. at an issue price of 100.069%. The RCIs are perpetual securities and have no maturity date. The RCIs are redeemable, in whole but not in part, at the option of the Bank and with the agreement of the Financial Regulator (i) upon the occurrence of certain events, or (ii) on or after 28 February 2011, an authorised officer having reported to the Trustees within the previous six months that a solvency condition is met.

The RCIs bear interest at a rate of 7.50% per annum from (and including) 5 February 2001 to (but excluding) 28 February 2011 and thereafter at 3.33% per annum above three month EURIBOR, reset quarterly.

The rights and claims of the RCI holders and the coupon holders are subordinated to the claims of the senior creditors and the senior subordinated creditors of the issuer. In the event of a winding up of the issuer, the RCI holders will rank pari passu with the holders of the classes of preference shares (if any) from time to time issued by the issuer and in priority to all other shareholders.

51 Minority interests in subsidiaries	2008 € m	2007 € m
Equity interest in subsidiaries	354	361
Non-cumulative Perpetual Preferred Securities	990	990

	1,344	1,351

Non-cumulative Perpetual Preferred Securities

In December 2004, Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities (‘Preferred Securities’) in the amount of € 1,000,000,000 were issued through a Limited Partnership. The Preferred Securities were issued at par and have the benefit of a subordinated guarantee of Allied Irish Banks, p.l.c. (“AIB”). The Preferred Securities have no fixed final redemption date and the holders have no rights to call for the redemption of the Preferred Securities.

The Preferred Securities are redeemable in whole but not in part at the option of the general partner and with the agreement of the Financial Regulator (i) upon the occurrence of certain events, or (ii) on or after 17 December 2014, subject to the provisions of the Limited Partnership Act, 1907.

Distributions on the Preferred Securities are non-cumulative. The distributions will be payable at a rate of 4.781% per annum up to 17 December 2014 and thereafter at the rate of 1.10% per annum above 3 month EURIBOR, reset quarterly. The discretion of the Board of Directors of AIB to resolve that a distribution should not be paid is unfettered.

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

52 Memorandum items: contingent liabilities and commitments

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

The following tables give, for the Group and Allied Irish Banks, p.l.c., the nominal or contract amounts of contingent liabilities and commitments.

	Contract amount
	2008 € m	2007 € m
Group
Contingent liabilities
Guarantees and assets pledged as collateral security:
Guarantees and irrevocable letters of credit	7,146	5,628
Other contingent liabilities	1,044	1,393
	8,190	7,021

Commitments
Documentary credits and short-term trade-related transactions	242	378
Undrawn note issuance and revolving underwriting facilities	1	121
Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year	10,241	11,073
1 year and over	9,765	12,143
	20,249	23,715

	28,439	30,736

	Contract amount
	2008 € m	2007 € m
Allied Irish Banks, p.l.c.
Contingent liabilities
Guarantees and irrevocable letters of credit	6,217	4,560
Other contingent liabilities	872	1,009
	7,089	5,569

Commitments
Documentary credits and short-term trade-related transactions	62	123
Undrawn note issuance and revolving underwriting facilities	1	—
Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year	8,294	8,415
1 year and over	6,349	8,858
	14,706	17,396

	21,795	22,965

Notes to the accounts

52 Memorandum items: contingent liabilities and commitments (continued)

	Contingent liabilities			Commitments
Group	2008 € m		2007 € m	2008 € m	2007 € m
Concentration of exposure
Republic of Ireland	1,584		2,406	12,949	13,088
United Kingdom	1,046		1,568	2,629	5,184
Poland	162		165	2,310	2,214
United States of America	5,375		2,873	1,908	3,087
Rest of the world	23		9	453	142

	8,190		7,021	20,249	23,715

	Contingent liabilities			Commitments
Allied Irish Banks, p.l.c.	2008 € m		2007 € m	2008 € m	2007 € m
Concentration of exposure
Republic of Ireland	1,664		2,561	12,037	12,421
United Kingdom	27		126	308	1,746
United States of America	5,375		2,873	1,908	3,087
Rest of the world	23		9	453	142

	7,089	(1)	5,569	14,706	17,396

(1)	included in exposure to Allied Irish Banks, p.l.c. are amounts relating to Group subsidiaries of € 86 million (2007: € 177 million).

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

AIB Group is not, nor has been involved in, nor are there, so far as the Company is aware, pending or threatened by or against AIB Group any legal or arbitration proceedings which may have, or have had during the previous twelve months, a significant effect on the financial position of AIB Group.

The credit rating of contingent liabilities and commitments as at 31 December 2008 is set out below.

Masterscale grade

Group	2008 € m
1 to 3	6,764
4 to 10	16,079
11 to 13	355
Unrated	5,241

28,439

Allied Irish Banks, p.l.c.	2008 € m
1 to 3	6,504
4 to 10	12,518
11 to 13	237
Unrated	2,536

21,795

TARGET 2 - Gross settlement system

During 2008, Allied Irish Banks, p.l.c. migrated to the TARGET 2 system, which is the new wholesale payment infrastructure for credit institutions across Europe. TARGET 2 is a real time gross settlement system for large volume interbank payments in euro. The following disclosures relate to the charges arising as a result of the migration to TARGET 2.

(1)	On 15 February 2008, a first floating charge was placed in favour of the Central Bank and Financial Services Authority of Ireland (“CBFSAI”) over all Allied Irish Banks, p.l.c.’s right, title, interest and benefit, present and future, in and to the balances now or at any time standing to the credit of Allied Irish Banks, p.l.c.’s account held as a TARGET 2 participant with the CBFSAI (‘the Charged Property’).

This floating charge contains a provision whereby during the subsistence of the security, otherwise than with the prior written consent of the CBFSAI, Allied Irish Banks, p.l.c. shall:

(a)	not create or attempt to create or permit to arise or subsist any encumbrance on or over the charged property or any part thereof; or

(b)	not, otherwise than in the ordinary course of business, sell, transfer, lend or otherwise dispose of the charged property or any part thereof or attempt or agree to do so whether by means of one or a number of transactions related or not and whether at one time or over a period of time.

(2)	On 15 February 2008, a first floating charge was placed in favour of the CBFSAI over all Allied Irish Banks, p.l.c.’s right, title, interest and benefit, present and future, in and to certain segregated securities (‘the Charged Property’) listed in an Eligible Securities Schedule kept by Allied Irish Banks, p.l.c. for the purpose of participating in TARGET 2.

This floating charge contains a provision whereby during the subsistence of the security, otherwise than with the prior written consent of the CBFSAI,Allied Irish Banks, p.l.c. shall:

(a)	not create or attempt to create or permit to arise or subsist any encumbrance on or over the charged property or any part thereof; or

(b)	not, otherwise than in the ordinary course of business, sell, transfer, lend or otherwise dispose of the charged property or any part thereof or attempt or agree to do so whether by means of one or a number of transactions related or not and whether at one time or over a period of time.

Notes to the accounts

53 Irish government guarantee and recapitalisation

Government guarantee

Legislative Basis

Under the Credit Institutions (Financial Support) Act 2008 (the ‘Act’), the Minister for Finance has the power to provide financial support, including guarantees, to specified credit institutions and their subsidiaries.

The Credit Institutions (Financial Support) Scheme 2008 (Statutory Instrument No. 411 of 2008) (the ‘Scheme’), having been approved by both Houses of the Oireachtas (i.e. the Irish Parliament) on 17 October 2008, was made by the Minister for Finance on 20 October 2008.

The Act, the Scheme and associated Ministerial orders provide the statutory basis for the guarantee for credit institutions announced by the Minister for Finance on 30 September 2008 and 9 October 2008.

The Scheme has been approved by the European Commission as being compatible with EC Treaty State aid rules.

Nature of the statutory guarantee

The covered liabilities of participating covered institutions are guaranteed under the laws of Ireland by the Minister for Finance, for the period 30 September 2008 to 29 September 2010 inclusive.

In the event of any default of a covered institution in respect of a covered liability, the Minister for Finance will pay to the relevant creditor, on demand, an amount equal to the unpaid covered liabilities.

Banks which are covered institutions may only be removed from the guarantee in specified, exceptional, circumstances such as when they are acquired or merged with another bank which is not covered by the Scheme, or where they are in material breach of their obligations under the Scheme.

Should a covered institution be removed from the Scheme, all of its fixed term covered liabilities outstanding at that time will continue to have the full benefit of the guarantee to 29 September 2010 or their maturity, whichever is the earlier. All covered liabilities, including on-demand deposits, will be protected by notice of at least 90 days prior to any covered institution being removed from the Scheme.

No call can be made under the guarantee after 29 September 2010.

The guarantee does not affect any other rights or claims of creditors.

Covered institutions

Allied Irish Banks, p.l.c., AIB Mortgage Bank, AIB Group (UK) p.l.c., AIB Bank (CI) Limited and Allied Irish Banks North America Inc. are covered institutions for the purpose of the Scheme, standing specified under the Credit Institutions (Financial Support) (Specification of Institutions) Order 2008 (Statutory Instrument No. 416 of 2008). The extent to which the liabilities of these institutions are covered liabilities is set out in the Scheme.

Covered liabilities

The following liabilities are covered by the Scheme (‘covered liabilities’):

•	all retail and corporate deposits (to the extent not covered by existing deposit protection schemes in Ireland or any other jurisdiction);

•	interbank deposits;

•	senior unsecured debt;

•	covered bonds (including asset covered securities); and

•	dated subordinated debt (Lower Tier 2)

excluding any intra-group borrowing and any debt due to the European Central Bank arising from Eurosystem monetary operations.

Charge and indemnity

The covered institutions will pay a quarterly charge to the Exchequer for the guarantee. The aggregate amount of the charge is based on the increased debt servicing costs that the State bears as a result of providing the guarantee. Current estimates are that over the two years of the Scheme the charge to the covered institutions for the guarantee will yield € 1,000,000,000. Each covered institution’s share of the annual charge is calculated by reference to its risk profile and a guarantee charging model specified by the Minister.

By joining the Scheme, a covered institution will also agree to indemnify the Minister in respect of any payments made, or costs incurred, by the Minister in respect of the guarantee relating to that covered institution.

A covered institution is not required to indemnify the Minister in respect of any payments made by the Minister under a guarantee given to any other covered institution that is not a member of its corporate group.

53 Irish government guarantee and recapitalisation (continued)

Board Representation

The Minister may nominate up to two non-executive directors to the Board of a covered institution.

Commercial conduct and reporting requirements

Conditions will be imposed on covered institutions that regulate the commercial conduct of their business, having regard to capital ratios, market share and balance sheet growth, in order to minimise any potential competitive distortion that may arise and to avoid any abuse of the guarantee or any use in a manner irreconcilable with the purpose of the guarantee. These conditions are set out in the Scheme.

Covered institutions will be subject to particular reporting requirements to enable the Financial Regulator and the Minister for Finance to monitor compliance with the Scheme and the achievement of the purposes of the Act.

Government recapitalisation

On 11 February 2009, the Minister for Finance of Ireland announced a recapitalisation package under which the Irish government will provide € 3.5 billion Core Tier 1 capital to Allied Irish Banks, p.l.c. In return, the Minister will receive preference shares with a fixed dividend of 8% per annum payable in cash or ordinary shares in lieu. These preference shares can be repurchased at par up to the fifth anniversary of the issue and at 125% of face value thereafter. The Minister can appoint 25% of the directors of AIB Group. While the Scheme continues, this includes the two directors nominated by the Minister under the Scheme. The preference shares also carry voting rights to 25% of total ordinary voting rights on two issues in respect of change of control and of AIB board appointments.

Warrants attached to the preference shares carry an option to purchase up to 25% of the ordinary share capital of Allied Irish Banks, p.l.c. existing on the date of issue of the new preference shares. The strike price of the first 15% of these warrants to be exercised will be € 0.975. The strike price for the balance of the warrants will be € 0.375. If the Group redeems up to € 1.5 billion of the new preference shares from privately sourced Core Tier 1 capital prior to 31 December 2009, then the € 0.375 warrants will be reduced pro rata to that redemption but not to less than 15% of the ordinary shares of the Group.

As outlined in its business plan submitted to the Financial Regulator, the Group has stated its commitment to increase lending capacity to small and medium sized enterprises by 10% and to provide an additional 30% capacity for lending to first time house buyers in 2009. Compliance with this commitment will be monitored by the Financial Regulator. The Group has also committed, under the Mortgage Arrears Code of Practice, not to commence court proceedings for repossession of principal private residences until after 12 months of arrears appearing, where the customer continues to cooperate reasonably and honestly with the Group.

Notes to the accounts

54 Fair value of financial instruments

The term ‘financial instruments’ includes both financial assets and financial liabilities. The fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The Group’s accounting policy for the determination of fair value of financial instruments is set out in accounting policy number 17.

Readers of these financial statements are advised to use caution when using the data in the table below to evaluate the Group’s financial position or to make comparisons with other institutions. Fair value information is not provided for items that do not meet the definition of a financial instrument. These items include intangible assets such as the value of the branch network and the long-term relationships with depositors, premises and equipment and shareholders’ equity. These items are material and accordingly, the fair value information presented does not purport to represent, nor should it be construed to represent, the underlying value of the Group as a going concern at 31 December 2008.

The valuation of financial instruments, including loans and receivables, involves the application of judgement and estimation. Market and credit risks are key assumptions in the estimation of the fair value of loans and receivables. During the year, AIB has observed adverse changes in the credit quality of its borrowers, with increasing delinquencies and defaults across a range of sectors. The volatility in financial markets and the illiquidity that is evident in these markets has reduced the demand for many financial instruments and this creates a difficulty in estimating the fair value for loans to customers. AIB has estimated the fair value of its loans to customers taking into account market risk and the changes in credit quality of its borrowers.

		31 December 2008		31 December 2007
		Carrying amount	Fair value	Carrying amount	Fair value
	Notes	€ m	€ m	€ m	€ m
Financial assets
Cash and balances at central banks	b	2,466	2,466	1,264	1,264
Items in course of collection	b	272	272	383	383
Trading portfolio financial assets	a	401	401	8,256	8,256
Derivative financial instruments	a	7,328	7,328	4,557	4,557
Loans and receivables to banks	c	6,266	6,299	9,465	9,540
Loans and receivables to customers	d	129,489	124,261	127,603	127,517
Financial investments available for sale	a	29,024	29,024	20,984	20,984
Financial investments held to maturity	e	1,499	1,521	—	—
Fair value hedged asset positions	f	8	—	3	—

Financial liabilities
Deposits by banks	g	25,578	25,602	30,389	30,392
Customer accounts	g	92,604	92,778	81,308	81,269
Trading portfolio financial liabilities	a	111	111	194	194
Derivative financial instruments	a	6,468	6,468	4,142	4,142
Debt securities in issue	g	37,814	37,547	41,866	41,669
Subordinated liabilities and other capital instruments	h	4,526	3,240	4,605	4,148
Fair value hedged liability positions	f	365	—	(79)	—

Notes

Financial instruments recorded at fair value in the financial statements

(a)	Financial instruments reported at fair value include trading portfolio financial assets and financial liabilities, derivative financial instruments and financial investments available for sale. The fair value of trading and available for sale debt securities, together with quoted equity shares are based on quoted prices, or bid/offer quotations sourced from external securities dealers, where these are available on an active market. Where securities and derivatives are traded on an exchange, the fair value is based on prices from the exchange. The fair value of unquoted equity shares, debt securities not quoted in an active market and over-the-counter derivative financial instruments is calculated using valuation techniques, as described above. The market data is either directly observable or are implied from instrument prices at 31 December 2008 and 2007.

54 Fair value of financial instruments (continued)

Financial instruments with fair value information presented separately in the notes to the financial statements

(b)	The fair value of these financial instruments is considered equal to the carrying value. These instruments are either carried at market value or have minimal credit losses.

(c)	The fair value of loans and receivables to banks are estimated using discounted cash flows applying either market rates, where practicable, or rates currently offered by other financial institutions for placings with similar characteristics.

(d)	The Group provides lending facilities of varying rates and maturities to corporate and personal customers. Valuation techniques are used in estimating the fair value of loans, primarily using discounted cash flows, applying market rates where practicable. Other valuation techniques which may be used include using recent arm’s length market transactions and reference to fair value of another similar instrument. The fair value of fixed rate loans is calculated by discounting expected cash flows using discount rates that reflect the credit and interest rate risk in the portfolio. In addition to the assumptions set out above under valuation techniques, regarding cash flows and discount rates, a key assumption for the loans and receivables is that the carrying amount of variable rate loans approximates to market value where there was no significant change in the credit risk of the borrower.

(e)	The fair value of financial instruments held to maturity is based on quoted market prices.

(f)	The fair value of the hedged asset and liability positions are included in the fair value of the relevant assets and liabilities being hedged.

(g)	The fair value of current accounts and deposit liabilities, including debt securities in issue, which are repayable on demand, or which re-price frequently, approximates to their book value. The fair value of all other deposits and other borrowings is estimated using discounted cash flows applying either market rates, where applicable, or interest rates currently offered by the Group.

(h)	The estimated fair value of subordinated liabilities and other capital instruments is based on quoted prices where available, or where these are unavailable, are estimated using valuation techniques using observable market data.

Commitments pertaining to credit-related instruments

Details of the various credit-related commitments entered into by the Group and other off-balance sheet financial guarantees are included in note 52. Fees for these instruments may be billed in advance or in arrears on an annual, quarterly or monthly basis. In addition, the fees charged vary on the basis of instrument type and associated credit risk. As a result, it is not considered practicable to estimate the fair value of these instruments because each customer relationship would have to be separately evaluated.

Fair value hierarchy

The following table sets out the valuation methodologies adopted by asset and liability category measured at fair value in the financial statements as at 31 December 2008.

		Quoted market prices	Valuation techniques using observable market data	Valuation techniques using non-observable market data	Total
		€ m	€ m	€ m	€ m
	Financial assets
	Trading portfolio financial assets	391	—	10	401
	Derivative financial instruments	—	7,328	—	7,328
Financial investments available for sale	- debt securities	11,162	13,994	3,581	28,737
	- equity securities	34	25	228	287
	Financial liabilities
	Trading portfolio financial liabilities	111	—	—	111
	Derivative financial instruments	1	6,467	—	6,468

During the second half of 2008, market conditions continued to deteriorate, resulting in a decrease in the availability and observability of market data. Accordingly, at 31 December 2008, € 3.8 billion of assets were measured at fair value using a valuation technique based on assumptions that are not supported by prices from observable current market transactions in the same instrument and where there was a lack of observable and reliable market data. These assets, which are all classified as available for sale, comprise asset backed securities, principally prime residential mortgage backed securities. We anticipate that these assets will be repaid in full at maturity.

Notes to the accounts

54 Fair value of financial instruments (continued)

The implementation of valuation techniques involves a considerable degree of judgement. Changing credit spread assumptions to reasonably possible alternative assumptions could change the fair value significantly. The effect of those changes in credit spread would be to increase the fair value by € 117 million or to decrease fair value by € 205 million. These changes in fair value would be recorded in equity.

In relation to trading portfolio financial assets that are measured with valuation techniques using non-observable market data, there was nil recognised in the income statement during 2008.

Day 1 gain or loss:

No gain or loss is recognised on the initial recognition of a financial instrument valued using a valuation technique incorporating significant unobservable data.

55 Interest rate sensitivity

The net interest rate sensitivity of the Group at 31 December 2008 and 2007 is illustrated in the tables on pages 229 and 230. The tables set out details of those assets and liabilities whose values are subject to change as interest rates change within each contractual repricing time period. Details regarding assets and liabilities which are not sensitive to interest rate movements are also included. The tables show the sensitivity of the balance sheet at one point in time and are not necessarily indicative of positions at other dates. In developing the classifications used in the tables it has been necessary to make certain assumptions and approximations in assigning assets and liabilities to different repricing categories.

55 Interest rate sensitivity (continued)

	31 December 2008
	0<1 Month	1<3 Months	3<12 Months	1<2 Years	2<3 Years	3<4 Years	4<5 Years	5 years +	Non-interest bearing	Trading	Total
	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m
Assets
Trading portfolio financial assets	—	—	—	—	—	—	—	—	—	401	401
Loans and receivables to banks	5,690	263	—	—	—	—	—	126	187	—	6,266
Loans and receivables to customers	87,746	22,164	7,037	3,096	2,175	1,871	1,562	3,838	—	—	129,489
Financial investments available for sale	6,854	7,589	2,043	1,549	3,349	1,123	977	5,250	290	—	29,024
Financial investments held to maturity	—	76	1,423	—	—	—	—	—	—	—	1,499
Other assets	1,565	—	—	—	—	—	—	—	8,461	5,438	15,464

Total assets	101,855	30,092	10,503	4,645	5,524	2,994	2,539	9,214	8,938	5,839	182,143

Liabilities
Deposits by banks	16,013	7,491	1,843	74	9	—	—	—	148	—	25,578
Customer accounts	57,723	14,347	10,610	731	486	384	331	354	7,638	—	92,604
Trading portfolio financial liabilities	—	—	—	—	—	—	—	—	—	111	111
Debt securities in issue	12,401	13,916	4,674	4,098	41	4	1,000	1,680	—	—	37,814
Subordinated liabilities and other capital instruments	858	400	200	—	—	—	—	3,068	—	—	4,526
Other liabilities	—	—	—	—	—	—	—	—	7,129	5,443	12,572
Shareholders’ equity	—	—	—	—	—	—	—	—	8,938	—	8,938

Total liabilities and shareholders’ equity	86,995	36,154	17,327	4,903	536	388	1,331	5,102	23,853	5,554	182,143
Derivative financial instruments affecting interest rate sensitivity	4,706	54	(8,936)	(1,709)	(1,191)	(223)	618	6,681	—	—	—

Interest sensitivity gap	10,154	(6,116)	2,112	1,451	6,179	2,829	590	(2,569)	(14,915)	285
Cumulative interest sensitivity gap	10,154	4,038	6,150	7,601	13,780	16,609	17,199	14,630	(285)	—

	Euro m	Euro m	Euro m	Euro m	Euro m	Euro m	Euro m	Euro m	Euro m	Euro m
Interest sensitivity gap	19,200	1,177	1,963	374	4,161	1,766	163	(3,105)	(12,891)	(426)
Cumulative interest sensitivity gap	19,200	20,377	22,340	22,714	26,875	28,641	28,804	25,699	12,808	12,382

(in euro equivalents)	US $m	US $m	US $m	US $m	US $m	US $m	US $m	US $m	US $m	US $m
Interest sensitivity gap	(8,500)	(4,235)	(2,052)	389	379	296	214	4	713	(3)
Cumulative interest sensitivity gap	(8,500)	(12,735)	(14,787)	(14,398)	(14,019)	(13,723)	(13,509)	(13,505)	(12,792)	(12,795)

(in euro equivalents)	Stg m	Stg m	Stg m	Stg m	Stg m	Stg m	Stg m	Stg m	Stg m	Stg m
Interest sensitivity gap	2,765	(2,407)	(321)	354	1,427	558	102	899	(3,751)	430
Cumulative interest sensitivity gap	2,765	358	37	391	1,818	2,376	2,478	3,377	(374)	56

(in euro equivalents)	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m
Interest sensitivity gap	(3,739)	(741)	2,155	130	109	69	60	(457)	756	229
Cumulative interest sensitivity gap	(3,739)	(4,480)	(2,325)	(2,195)	(2,086)	(2,017)	(1,957)	(2,414)	(1,658)	(1,429)

Notes to the accounts

55 Interest rate sensitivity (continued)

	31 December 2007
	0<1 Month	1<3 Months	3<12 Months	1<2 Years	2<3 Years	3<4 Years	4<5 Years	5 years +	Non-interest bearing	Trading	Total
	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m
Assets
Trading portfolio financial assets	—	—	—	—	—	—	—	—	—	8,256	8,256
Loans and receivables to banks	8,645	476	83	—	—	—	—	117	144	—	9,465
Loans and receivables to customers	87,129	17,226	9,336	3,019	2,006	1,603	2,123	5,161	—	—	127,603
Financial investments available for sale	5,351	1,923	4,305	1,532	1,985	1,330	1,136	3,077	345	—	20,984
Other assets	—	—	—	—	—	—	—	—	7,598	3,956	11,554

Total assets	101,125	19,625	13,724	4,551	3,991	2,933	3,259	8,355	8,087	12,212	177,862

Liabilities
Deposits by banks	16,196	11,237	2,648	58	77	—	—	7	166	—	30,389
Customer accounts	52,321	12,655	3,983	1,018	396	414	254	382	9,885	—	81,308
Trading portfolio financial liabilities	—	—	—	—	—	—	—	—	—	194	194
Debt securities in issue	9,694	16,190	8,563	174	4,573	—	5	2,667	—	—	41,866
Subordinated liabilities and othercapital instruments	1,007	600	—	200	—	—	—	2,798	—	—	4,605
Other liabilities	—	—	—	—	—	—	—	—	5,803	3,870	9,673
Shareholders’ equity	—	—	—	—	—	—	—	—	9,827	—	9,827

Total liabilities and shareholders’ equity	79,218	40,682	15,194	1,450	5,046	414	259	5,854	25,681	4,064	177,862
Derivative financial instruments affecting interest rate sensitivity	38,480	(21,391)	(10,565)	(885)	(833)	(870)	(431)	(3,505)	—	—	—

Interest sensitivity gap	(16,573)	334	9,095	3,986	(222)	3,389	3,431	6,006	(17,594)	8,148
Cumulative interest sensitivity gap	(16,573)	(16,239)	(7,144)	(3,158)	(3,380)	9	3,440	9,446	(8,148)	—

	Euro m	Euro m	Euro m	Euro m	Euro m	Euro m	Euro m	Euro m	Euro m	Euro m
Interest sensitivity gap	(7,174)	2,943	7,610	2,185	(1,821)	1,901	1,723	965	(13,824)	4,948
Cumulative interest sensitivity gap	(7,174)	(4,231)	3,379	5,564	3,743	5,644	7,367	8,332	(5,492)	(544)

(in euro equivalents)	US $m	US $m	US $m	US $m	US $m	US $m	US $m	US $m	US $m	US $m
Interest sensitivity gap	(3,610)	75	1,043	512	302	356	259	346	706	814
Cumulative interest sensitivity gap	(3,610)	(3,535)	(2,492)	(1,980)	(1,678)	(1,322)	(1,063)	(717)	(11)	803

(in euro equivalents)	Stg m	Stg m	Stg m	Stg m	Stg m	Stg m	Stg m	Stg m	Stg m	Stg m
Interest sensitivity gap	(1,476)	(2,572)	(455)	678	943	769	1,124	4,312	(4,403)	995
Cumulative interest sensitivity gap	(1,476)	(4,048)	(4,503)	(3,825)	(2,882)	(2,113)	(989)	3,323	(1,080)	(85)

(in euro equivalents)	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m
Interest sensitivity gap	(2,982)	475	424	417	377	336	322	383	(153)	70
Cumulative interest sensitivity gap	(2,982)	(2,507)	(2,083)	(1,666)	(1,289)	(953)	(631)	(248)	(401)	(331)

56 Statement of cash flows

Analysis of cash and cash equivalents

For the purpose of the statement of cash flows, cash and cash equivalents comprise the following balances with less than 3 months maturity from the date of acquisition:

	Group			Allied Irish Banks, p.l.c.
	2008	2007	2006	2008	2007	2006
	€ m	€ m	€ m	€ m	€ m	€ m
Cash and balances at central banks	2,466	1,264	989	1,651	566	514
Loans and receivables to banks	5,975	9,163	12,354	5,333	8,385	11,100
Short term investments	81	—	1,012	—	—	—

At 31 December	8,522	10,427	14,355	6,984	8,951	11,614

The Group is required to maintain balances with the Central Bank and Financial Services Authority of Ireland which amounted to € 2,617m at 31 December 2008 (2007: € 2,683m; 2006: € 2,636m). The Group is also required by law to maintain reserve balances with the Bank of England, the National Bank of Poland and with Central Banks in Latvia, Lithuania and Estonia. At December 2008, such reserve balances amounted to € 516m (2007: € 419m; 2006: € 755m). Amounts with central banks are included within cash and balances at central banks and loans and receivables to banks.

57 Financial assets and financial liabilities by residual maturity

	31 December 2008
	Repayable on demand	3 months or less but not repayable on demand	1 year or less but over 3 months	5 years or less but over 1 year	Over 5 years	Total
Group	€ m	€ m	€ m	€ m	€ m	€ m
Financial assets
Trading portfolio financial assets(1)	—	46	125	132	65	368
Derivative financial instruments(3)	—	1,267	1,502	2,950	1,609	7,328
Loans and receivables to banks(2)	1,423	4,596	121	2	126	6,268
Loans and receivables to customers(2)	16,072	15,974	16,091	37,188	46,456	131,781
Financial investments available for sale(1)	—	933	2,753	13,738	11,313	28,737
Financial investments held to maturity	—	—	76	1,216	207	1,499

	17,495	22,816	20,668	55,226	59,776	175,981

Financial liabilities
Deposits by banks	5,090	17,842	2,072	572	2	25,578
Customer accounts	37,579	41,739	10,800	2,124	362	92,604
Trading portfolio financial liabilities	111	—	—	—	—	111
Derivative financial instruments(3)	—	1,575	1,323	2,104	1,466	6,468
Debt securities in issue	123	19,131	6,128	10,752	1,680	37,814
Other liabilities	1,176	38	—	—	—	1,214
Subordinated liabilities and other capital instruments	—	—	—	—	4,526	4,526

	44,079	80,325	20,323	15,552	8,036	168,315

Notes to the accounts

57 Financial assets and financial liabilities by residual maturity (continued)

	31 December 2007
Group	Repayable on demand € m	3 months or less but not repayable on demand € m	1 year or less but over 3 months € m	5 years or less but over 1 year € m	Over 5 years € m	Total € m
Financial assets
Trading portfolio financial assets(1)	—	—	1,034	2,960	4,128	8,122
Derivative financial instruments(3)	—	919	878	1,683	1,077	4,557
Loans and receivables to banks(2)	980	8,183	185	2	117	9,467
Loans and receivables to customers(2)	32,574	12,848	13,236	29,033	40,654	128,345
Financial investments available for sale(1)	—	—	3,134	10,725	6,799	20,658

	33,554	21,950	18,467	44,403	52,775	171,149

Financial liabilities
Deposits by banks	1,220	25,695	2,719	730	25	30,389
Customer accounts	34,410	40,189	4,167	2,160	382	81,308
Trading portfolio financial liabilities	194	—	—	—	—	194
Derivative financial instruments(3)	—	665	765	1,624	1,088	4,142
Debt securities in issue	—	14,146	13,253	11,860	2,607	41,866
Other liabilities	899	59	—	—	—	958
Subordinated liabilities and other capital instruments	—	—	—	—	4,605	4,605

	36,723	80,754	20,904	16,374	8,707	163,462

	31 December 2008
Allied Irish Banks, p.l.c.	Repayable on demand € m	3 months or less but not repayable on demand € m	1 year or less but over 3 months € m	5 years or less but over 1 year € m	Over 5 years € m	Total € m
Financial assets
Trading portfolio financial assets(1)	—	10	2	94	55	161
Derivative financial instruments(3)	—	1,075	1,223	2,744	1,612	6,654
Loans and receivables to banks(2)	42,677	4,321	115	—	—	47,113
Loans and receivables to customers(2)	28,013	11,267	10,692	22,761	17,818	90,551
Financial investments available for sale(1)	—	736	2,102	12,992	9,978	25,808

	70,690	17,409	14,134	38,591	29,463	170,287

Financial liabilities
Deposits by banks	32,573	17,246	1,945	422	—	52,186
Customer accounts	38,149	30,082	7,690	1,711	358	77,990
Trading portfolio financial liabilities	—	—	109	—	—	109
Derivative financial instruments(3)	—	1,184	1,037	2,143	1,462	5,826
Debt securities in issue	—	15,108	3,512	7,751	5	26,376
Other liabilities	775	—	—	—	—	775
Subordinated liabilities and other capital instruments	—	—	—	—	3,662	3,662

	71,497	63,620	14,293	12,027	5,487	166,924

57 Financial assets and financial liabilities by residual maturity (continued)

	31 December 2007
Allied Irish Banks, p.l.c.	Repayable on demand € m	3 months or less but not repayable on demand € m	1 year or less but over 3 months € m	5 years or less but over 1 year € m	Over 5 years € m	Total € m
Financial assets
Trading portfolio financial assets(1)	—	—	1,010	2,952	4,113	8,075
Derivative financial instruments(3)	—	713	699	1,575	1,052	4,039
Loans and receivables to banks(2)	33,229	9,223	849	881	2,466	46,648
Loans and receivables to customers(2)	30,406	17,554	7,836	16,639	14,082	86,517
Financial investments available for sale(1)	—	—	2,748	8,763	6,283	17,794

	63,635	27,490	13,142	30,810	27,996	163,073

Financial liabilities
Deposits by banks	11,792	26,728	3,540	5,948	6,669	54,677
Customer accounts	25,277	29,256	3,094	5,164	2,988	65,779
Trading portfolio financial liabilities	—	180	—	—	—	180
Derivative financial instruments(3)	—	502	525	1,450	1,035	3,512
Debt securities in issue	—	11,625	12,972	7,323	2	31,922
Other liabilities	348	—	—	—	—	348
Subordinated liabilities and other capital instruments	—	—	—	—	3,633	3,633

	37,417	68,291	20,131	19,885	14,327	160,051

(1)	excluding equity shares
(2)	shown gross of provisions for impairment
(3)	shown by maturity date of contract

58 Financial liabilities by undiscounted contractual maturity

In the daily management of liquidity risk, the Group adjusts the contractual outflows on customer deposits to reflect inherent stability of these deposits. Offsetting the liability outflows are cash inflows from the assets on the balance sheet.Additionally, the Group holds a stock of high quality liquid assets, which are held for the purpose of covering unexpected cash outflows.

	31 December 2008
	Repayable on demand € m	3 months or less but not repayable on demand € m	1 year or less but over 3 months € m	5 years or less but over 1 year € m	Over 5 years € m	Total € m
Deposits by banks	5,090	18,022	2,202	792	44	26,150
Customer accounts	37,714	42,321	10,985	2,134	362	93,516
Trading portfolio financial liabilities	111	—	—	—	—	111
Derivative financial instruments	—	3,410	574	1,826	1,067	6,877
Debt securities in issue	123	19,438	6,742	12,056	2,007	40,366
Other liabilities	1,176	38	—	—	—	1,214
Subordinated liabilities and other capital instruments	—	49	179	947	7,235	8,410

	44,458	83,270	20,638	17,584	10,249	176,199

Notes to the accounts

58 Financial liabilities by undiscounted contractual maturity (continued)

	31 December 2007
	Repayable on demand € m	3 months or less but not repayable on demand € m	1 year or less but over 3 months € m	5 years or less but over 1 year € m	Over 5 years € m	Total € m
Deposits by banks	1,220	25,965	2,841	920	40	30,986
Customer accounts	34,660	40,816	4,258	2,179	382	82,295
Trading portfolio financial liabilities	194	—	—	—	—	194
Derivative financial instruments	—	3,634	9	419	645	4,706
Debt securities in issue	—	14,609	14,136	13,357	3,053	45,155
Other liabilities	899	59	—	—	—	958
Subordinated liabilities and other capital instruments	—	133	536	2,117	4,038	6,824

	36,973	85,216	21,780	18,992	8,158	171,118

The table below shows the contractual expiry by maturity of the Group’s contingent liabilities and commitments.

	31 December 2008
	Repayable on demand € m	3 months or less but not repayable on demand € m	1 year or less but over 3 months € m	5 years or less but over 1 year € m	Over 5 years € m	Total € m
Contingent liabilities	273	515	1,021	6,096	285	8,190
Commitments	5,869	2,608	4,269	5,301	2,202	20,249

	6,142	3,123	5,290	11,397	2,487	28,439

	31 December 2007
	Repayable on demand € m	3 months or less but not repayable on demand € m	1 year or less but over 3 months € m	5 years or less but over 1 year € m	Over 5 years € m	Total € m
Contingent liabilities	305	1,294	1,453	2,889	1,080	7,021
Commitments	2,691	3,551	6,882	7,592	2,999	23,715

	2,996	4,845	8,335	10,481	4,079	30,736

The Group expects that not all of the contingent liabilities or commitments will be drawn before expiry date.

59 Report on directors’ remuneration and interests

Remuneration policy and commentary

The Company’s policy in respect of the remuneration of the executive directors and Group Executive Committee (“GEC”) members aims to support and enhance business performance, and to underpin and reinforce a high-performance and ethical culture.

Remuneration packages and structures are such as to attract, retain, motivate and reward the executives concerned and, by ensuring strong links between performance and reward, align individual and company success. In considering such packages, cognisance is taken of: the levels of remuneration for comparable positions, as advised by external consultants (Kepler Associates, who report to the Remuneration Committee); the responsibilities and complexity of the roles of the individuals concerned; their individual performances measured against specific and challenging objectives; and the Group’s overall performance).

AIB’s remuneration practices, formulated against this policy background under the guidance of the Remuneration Committee, seek to encourage and promote the profitable and sustainable growth and development of the business and to ensure its financial stability.

Consistent with policy: (a) no salary increases were granted to the executive directors or the GEC members at the annual review date of 1 April 2008; (b) no bonuses were paid to the executive directors or the GEC members in respect of 2008; and (c) there will be no salary increases for either at the 1 April 2009 review date; there had been one contractual commitment, but the person concerned has waived the increase for 2009, amounting to € 75,000. More generally, no awards will be made under the Performance Share Plan, the Share Option Scheme, or the Employee’s Profit Sharing Scheme in 2009.

59 Report on directors’ remuneration and interests (continued)

During the year ended 31 December 2008, the Chairman, the Group Chief Executive and the Non-Executive Directors voluntarily waived remuneration, as follows:

•

Mr. Dermot Gleeson, Chairman, waived 8.7% of his annual fee with effect from 1 January 2008; this amounted to € 45,000 in 2008. He increased this waiver to 10% from 1 January 2009 and to 25% from 9 February 2009; this is an overall per annum reduction of € 130,000;

•

Mr. Eugene Sheehy, Group Chief Executive, waived 10% of his salary with effect from 1 October 2008.This amounted to € 23,210 in 2008. He increased this waiver to 25%, representing a per annum salary reduction of € 232,100, from 1 January 2009;

•	Mr. Sean O’Driscoll, Chairman of the Remuneration Committee, waived 10% of his fees with effect from 14 October 2008; he increased this waiver to 25% from 9 February 2009; and

•	All the other non-executive directors waived 10% of their fees with effect from 1 December 2008 and increased this waiver to 25% from 9 February 2009.

The Committee is co-operating with the Covered Institution Remuneration Oversight Committee (“CIROC”) appointed by the Minister for Finance under the Credit Institutions (Financial Support) Scheme 2008 (S.I. No. 411 of 2008) (‘the Scheme’) ‘to oversee all remuneration plans of senior executives of the covered institutions.’A report has been submitted to the CIROC demonstrating how the remuneration policies of AIB for 2009 comply with paragraph 47 of the Scheme, which requires that remuneration packages take account of the need for financial stability, and which provides that bonuses must be measurably linked to reductions in guarantee charges, reduction in excessive risk-taking and encouraging long-term sustainability.

Remuneration Committee

The Remuneration Committee comprises only non-executive directors; during 2008 its members were: Mr Sean O’Driscoll, Chairman, Mr Dermot Gleeson, Mr David Pritchard, Ms Jennifer Winter (from 23 April 2008) and Mr Bernard Somers.The Committee has a wide remit which includes, inter alia, determining, under advice to the Board, the specific remuneration packages of the executive directors. A copy of the Committee’s Terms of Reference is available on AIB’s website, www.aibgroup.com.

The following tables detail the total remuneration of the Directors.

	2008
Remuneration	Fees(1) € 000	Salary € 000	Bonus(2) € 000	Profit share(3) € 000	Taxable benefits(4) € 000	Pension contributions(5) € 000	Total € 000
Executive directors
Colm Doherty	—	633	—	—	48	141	822
Donal Forde	—	600	—	—	42	134	776
John O’Donnell	—	500	—	—	46	112	658
Eugene Sheehy	—	905	—	—	40	207	1,152

	—	2,638	—	—	176	594	3,408

Non-executive directors
Adrian Burke (retired 22 April 2008)	31						31
Kieran Crowley	170						170
Dermot Gleeson	475						475
Stephen L Kingon	140						140
Anne Maher	128						128
Dan O’Connor	114						114
Sean O’Driscoll	67						67
Jim O’Leary (retired 22 April 2008)	58						58
David Pritchard	169						169
Bernard Somers	50						50
Michael J Sullivan	56						56
Robert G Wilmers	—						—
Jennifer Winter	78						78

	1,536						1,536

Former directors
Pensions(6)							117

Total							5,061

Notes to the accounts

59 Report on directors’ remuneration and interests (continued)

	2007
Remuneration	Fees(1) € 000	Salary € 000	Bonus(2) € 000	Profit share(3) € 000	Taxable benefits(4) € 000	Pension contributions(5) € 000	Total € 000
Executive directors
Colm Doherty	—	625	800	12	47	179	1,663
Donal Forde (appointed 11 January 2007)	—	575	600	12	43	164	1,394
John O’Donnell	—	480	600	12	44	137	1,273
Eugene Sheehy	—	916	850	12	65	262	2,105

	—	2,596	2,850	48	199	742	6,435

Non-executive directors
Adrian Burke	141						141
Kieran Crowley	153						153
Padraic M Fallon (retired 9 May 2007)	17						17
Dermot Gleeson	475						475
Don Godson (retired 31 December 2007)	70						70
Stephen L Kingon (appointed 6 September 2007)	31						31
Anne Maher (appointed 11 January 2007)	71						71
John B McGuckian (retired 9 May 2007)	45						45
Dan O’Connor (appointed 11 January 2007)	64						64
Sean O’Driscoll	57						57
Jim O’Leary	109						109
David Pritchard (appointed 21 June 2007)	86						86
Bernard Somers	50						50
Michael J Sullivan	70						70
Robert G Wilmers	—						—
Jennifer Winter	85						85

	1,524						1,524

Former directors
Pensions(6)							113

Total							8,072

(1)

Fees paid to the non-executive directors, other than the Chairman who receives a flat fee, comprise a basic fee, payable at a rate of € 36,500 per annum (reduced to € 32,850 per annum from 1 December 2008 and to € 27,375 per annum from 9 February 2009), in respect of service as a director, and additional remuneration paid to any non-executive director who: is the Chairman of the Audit Committee, Remuneration Committee, or Corporate Social Responsibility Committee; is the Senior Independent Director; or performs additional services, such as through membership of Board Committees or the board of a subsidiary company.A fee of € 36,196 was paid to M&T Bank Corporation (“M&T”) in the year ended 31 December 2008 (2007: € 36,500), in respect of Mr. Robert G Wilmers’s directorship of the Company as the designee of M&T, pursuant to the Agreement and Plan of Reorganisation, dated 26 September 2002, by and among the Company,Allfirst Financial Inc. and M&T, as approved by shareholders at the Extraordinary General Meeting held on 18 December 2002 (‘the Agreement’). During 2008, Messrs. Michael Buckley (who retired as Group Chief Executive and Director of AIB on 30 June 2005), Colm Doherty, and Eugene Sheehy, served as AIB-designated Directors of M&T, pursuant to the Agreement.The fees payable in this regard, in 2008 in respect of Messrs. Doherty and Sheehy, amounting to € 32,419 (2007: € 32,310), were paid to AIB, while € 20,634 was paid to Mr. Buckley (2007: € 23,237).

(2)

The executive directors participate in a discretionary, performance-related, incentive scheme for senior executives under which bonuses may be earned on the achievement of specific, performance-related objectives, reviewed annually.

(3)

No profit share awards were made to the executive directors in respect of 2008. Information on the employees’ profit sharing schemes, which are operated on terms approved by the shareholders, is given in note 10.

(4)	Taxable benefits include the use of a company car or the payment of a car allowance, and benefit arising from loans made at preferential interest rates.
(5)

‘Pension contributions’ represent payments to defined benefit pension schemes, in accordance with actuarial advice, to provide post- retirement pensions from normal retirement date.The contribution rate in 2008 in respect of the Executive Directors, as a percentage of pensionable emoluments, is 22.3% (2007: 28.6%).The fees of the non-executive directors are not pensionable.

59 Report on directors’ remuneration and interests (continued)

Remuneration (continued)

The pension benefits earned during the year, and accrued at year-end, are as follows:

	Change in accrued benefits during 2008(a) € 000	Accrued benefit at year-end(b) € 000	Transfer values(c) € 000
Executive directors			1
Colm Doherty	2.4	289	34
Donal Forde	0.3	275	4
John O’Donnell	3.2	261	52
Eugene Sheehy	-3.6	526	-59

(a)	The changes in accrued benefits are after adjustment for inflation and reflect one year’s additional pensionable service.
(b)	The figures represent the accumulated total amounts of accrued benefits (i.e., annual pension) payable at normal retirement dates, as at 31 December 2008.
(c)

The figures show the transfer values of the changes in accrued benefits during 2008. These transfer values do not represent sums paid or due, but the amounts that the Company’s pension scheme would transfer to another pension scheme, in relation to the benefits accrued in 2008, in the event of the member leaving service.

(6)	‘Pensions’ represents the payment of pensions to former directors or their dependants granted on an ex-gratia basis and fully provided for in the Balance Sheet.

Notes to the accounts

59 Report on directors’ remuneration and interests (continued)

Interests in shares

The beneficial interests of the Directors and the Secretary in office at 31 December 2008, and of their spouses and minor children, in the Company’s ordinary shares are as follows:

Ordinary Shares	31 December 2008	1 January 2008
Directors:
Kieran Crowley	12,520	12,520
Colm Doherty	72,612	71,677
Donal Forde	54,941	54,006
Dermot Gleeson	350,000	100,000
Stephen L Kingon	4,500	—
Anne Maher	1,600	1,600
Dan O’Connor	14,000	14,000
John O’Donnell	37,987	37,052
Sean O’Driscoll	138,503	138,503
David Pritchard	3,500	3,500
Eugene Sheehy	256,780	255,845
Bernard Somers	1,000	1,000
Michael J Sullivan	5,400	5,400
Robert G Wilmers	440,059	430,059
Jennifer Winter	480	480

Secretary:
W M Kinsella	42,132	41,258

The following table sets forth the beneficial interests of the Directors and Group Executive Committee (“GEC”) members of AIB as a Group (including their spouses and minor children) at 31 December 2008.

Title of class	Identity of person or group	Number owned	Percent of class
Ordinary shares	Directors and GEC members of AIB as a group	1,488,843	0.17%

Share Options

Details of the Executive Directors’ and the Secretary’s options to subscribe for ordinary shares are given below. Information on the Share Option Schemes, including policy on the granting of options, is given in note 10. The vesting of these options in the individuals concerned is dependent on Earnings Per Share (“EPS”) targets being met. Subject thereto, the options outstanding at 31 December 2008 are exercisable at various dates between 2009 and 2015. Details are shown in the Register of Directors’ and Secretary’s Interests, which may be inspected by shareholders at the Company’s Registered Office.

59 Report on directors’ remuneration and interests (continued)

	31 December 2008	1 January 2008	Weighted average subscription price of options outstanding at 31 December 2008
Directors:			€
Colm Doherty	185,000	185,000	12.83
Donal Forde	105,000	105,000	13.90
John O’Donnell	96,000	96,000	13.23
Eugene Sheehy	120,000	120,000	13.78

Secretary:
W M Kinsella	40,500	40,500	13.99

No share options were granted or exercised during 2008.

Non-executive directors do not participate in the share options plans. The aggregate number of share options outstanding at 31 December 2008 in the names of executive directors and GEC members, as a group, including the Directors above, was 774,500 as follows:

Outstanding as at 31 December 2007:	959,500
Options granted, 2008	—
Less: Options exercised, 2008	—
Less: Options lapsed, 2008	—
Less: Options held by a former GEC member who retired on 31 December 2007	185,000

Options outstanding as at 31 December 2008	774,500

Performance Shares

Details of the Executive Directors’ and the Secretary’s conditional grants of awards of ordinary shares are given below. These conditional awards are subject to onerous performance targets being met, in terms of EPS growth and total shareholder return. Information on the Performance Share Plan including policy on the granting of awards, is given in note 10. The conditional grants of awards outstanding at 31 December 2008 may wholly or partly vest between 2009 and 2011, depending on the date of the grant and the grant conditions being met.

	31 December 2008	Lapsed during 2008	Granted during 2008	1 January 2008
Directors:
Colm Doherty	187,264	—	71,606	115,658
Donal Forde	160,066	—	67,873	92,193
John O’Donnell	145,284	—	56,561	88,723
Eugene Sheehy	391,193	—	140,030	251,163

Secretary:
W M Kinsella	11,455	—	—	11,455

Apart from the interests set out above, the Directors and Secretary in office at year-end, and their spouses and minor children, have no other interests in the shares of the Company.

There were no changes in the Directors’ and Secretary’s interests between 31 December 2008 and 27 February 2009.

The year-end closing price, on the Irish Stock Exchange, of the Company’s ordinary shares was € 1.73 per share; during the year, the price ranged from € 1.65 to € 15.98 per share.

Notes to the accounts

59 Report on directors’ remuneration and interests (continued)

Service Contracts

There are no service contracts in force for any Director with the Company or any of its subsidiaries.

60 Related party transactions

(a) Transactions with subsidiary undertakings

Allied Irish Banks, p.l.c. (“AIB”) is the ultimate parent company of the Group. Banking transactions are entered into by AIB with its subsidiaries in the normal course of business. These include loans, deposits, foreign currency transactions and the provision of guarantees on an ‘arms length’ basis. Balances between AIB and its subsidiaries are detailed in notes 25, 26, 36, 41 and 42. In accordance with IAS 27—Consolidated and Separate Financial Statements, transactions with subsidiaries have been eliminated on consolidation.

(b) Associated undertakings and joint ventures

From time to time, the Group provides certain banking and financial services for associated undertakings. Details of loans to associates are set out in Notes 25 and 26, while deposits from associates are set out in Notes 41 and 42.

(c) Sale and Leaseback of Blocks E, F, G and H Bankcentre to Hibernian Life and Pensions Ltd. (“HLP”)

On 9 June 2006, the Group agreed the sale and leaseback of blocks E, F, G, and H at Bankcentre (note 13). The lease is for 20 years. The blocks were sold to HLP for a total consideration of € 170.5m.AIB hold a 24.99% share of Hibernian Life and Holdings Ltd. (HLH) which is the holding company for Ark Life and HLP. The initial annual rent payable on blocks E, F, G and H is € 7.1m. The rent is paid through Wallkav Ltd, a wholly owned subsidiary of AIB.

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

During 2008 BZWBK entered into several short-term reverse sale and repurchase transactions with investment funds managed by BZWBK AIB Towarzystwo Funduszy Inwestycyjnych S.A. The transactions are reflected within loans and receivables to customers, their maturity period is 3 months and they are collateralised with Government bonds. They amounted to € 103 million at 31 December 2008 (2007: Nil)

(e) Compensation of Key Management Personnel

The following disclosures are made in accordance with the provisions of IAS 24—Related Party Disclosures, in respect of the compensation of key management personnel. Under IAS 24, ‘Key Management Personnel’ are defined as comprising directors (executive and non-executive) together with senior executive officers, (namely, the members of the Group Executive Committee (see pages 106 and 107)). The figures shown below include the figures separately reported in respect of directors’ remuneration, shown in the ‘Report on Directors’ Remuneration and Interests’ in note 59.

	Group		Allied Irish Banks, p.l.c.
	2008 € m	2007 € m	2008 € m	2007 € m
Short-term employee benefits(1)	7.1	12.6	5.9	10.1
Post-employment benefits(2)	1.3	1.5	1.0	1.2
Termination benefits(3)	—	0.1	—	0.1
Equity compensation benefits(4)	—	3.9	—	3.3

Total	8.4	18.1	6.9	14.7

(1)

comprises (a) in the case of executive directors and the other senior executive officers: salary, bonus, profit share scheme benefits, medical insurance, benefit-in-kind arising from preferential loans and use of company car (or payment in lieu), and other short-term benefits, and (b) in the case of non- executive directors: directors’ fees. Figures for 2008 relate to (i) 4 executive directors (2007:4) (ii) in respect of Group, 5 other senior executive officers (2007:5) and in respect of Allied Irish Banks, p.l.c., 3 other senior executive officers (2007:3); and (iii) 12 non-executive directors (2007: 15), excluding Mr. R G Wilmers, fees in respect of whose service as a designated director of M&T Bank Corporation (“M&T”), amounting to € 36,196 (2007: € 36,500) were paid to M&T;

(2)	comprises (a) payments to defined benefit pension schemes, in accordance with actuarial advice, to provide post-retirement pensions from normal

60 Related party transactions (continued)

retirement date in respect of (i) 4 executive directors (2007:4); and (ii) in respect of Group, 5 other senior executive officers (2007:5) and in respect of Allied Irish Banks, p.l.c., 3 other senior executive officers (2007:3); and (b) the payment of pensions to former directors or their dependants, granted on an ex gratia basis.

(3)	in 2007, a lump sum payment made on retirement to Mr. Shom Bhattacharya, former Group Chief Risk Officer.
(4)

the value of conditional awards of shares under the company’s share option scheme and long term incentive plans (which are described in Note 10) made to executive directors and other senior executive officers; the value shown in relation to 2007, which was determined by applying the valuation techniques (described in Note 10) relates to (i) 4 executive directors and (ii) in respect of Group, 5 other senior executive officers and in respect of Allied Irish Banks, p.l.c. 3 other senior executive officers.

(f) Transactions with Key Management Personnel

At 31 December 2008, deposit and other credit balances held by Key Management Personnel amounted to € 12.2m (2007: € 11.8m). Loans to non-executive Directors are made in the ordinary course of business on normal commercial terms. Loans to executive directors and other senior executive officers are made (i) on terms applicable to other employees in the Group, in accordance with established policy, within limits set on a case by case basis, and/or (ii) on normal commercial terms.

The following amounts were outstanding at year-end in loans, or quasi-loans (credit card facilities) to persons who at any time during the year were key management personnel:

	31 December 2008		31 December 2007
	Loans	Quasi-loans	Loans	Quasi-loans
A. Directors	€10.7m	€0.08m	€14.4m	€0.07m
(number of persons)	(8)	(12)	(8)	(13)
B. Other Senior Executive Officers*	€4.0m	€0.02m	€3.7m	€0.02m
(number of persons)	(4)	(4)	(5)	(5)

Total	€14.7m	€0.10m	€18.1m	€0.09m
(number of persons)	(12)	(16)	(13)	(18)

*	Group Executive Committee members other than executive directors, whose figures are included at A.

(g) Indemnities

On 2 February 2004, AIB Capital Markets plc, a wholly-owned subsidiary, extended the terms of an indemnity previously given to certain former directors, officers and employees of Govett Investment Management Ltd. (“Govett”)—now “AIB Investment Management Limited”—to Mr. Michael Buckley, the former Group Chief Executive, and Mr. Colm Doherty, Managing Director, AIB Capital Markets; Mr. Buckley is a former director of a split capital trust managed by Govett, and Mr. Doherty is a former director of Govett. The aggregate liability of AIB Capital Markets plc under the aforementioned indemnity is € 10m.

The purpose of the indemnity is to protect the indemnified parties (or any of them) against any civil liability, loss and defence costs which they (or any of them) may suffer by reason of any claim made against them relating to certain split capital or highly leveraged trusts previously managed by Govett and which previously would have been covered by insurance.

Prior to July 2003, the Bank’s professional indemnity and directors’ and officers’ liability insurance provided cover in respect of the eventualities mentioned in the previous paragraph. However, on renewal of that insurance on 1 July 2003, and in line with a general change introduced by the insurance industry, exclusions were imposed that removed that cover. By virtue of the terms of the abovementioned indemnity, the indemnified parties now stand in the position they would have been in if those exclusions had not been imposed, except that the aggregate limit of liability under the indemnity is € 10m rather than the higher amount previously provided by the insurance.

Allied Irish Banks, p.l.c. has indemnified the Directors of Allied Irish Banks Pensions Limited and AIB DC Pensions (Ireland) Limited, the trustees of the Group’s Republic of Ireland defined benefit pension scheme and defined contribution pension scheme, respectively, against any actions, claims or demands arising out of their actions as Directors of the trustee companies, other than by reason of wilful default. Ms. Anne Maher, a Director of the Company, was appointed a Director of the above-mentioned trustee companies with effect from 19 November 2007.

Notes to the accounts

61 Commitments

Capital expenditure

Estimated outstanding commitments for capital expenditure not provided for in the accounts amounted to € 91m (2007: € 119m). For Allied Irish Banks, p.l.c. outstanding capital commitments amounted to € 88m (2007: € 115m). Capital expenditure authorised, but not yet contracted for, amounted to € 154m (2007: € 127m). For Allied Irish Banks, p.l.c. this amounted to € 115m (2007: € 78m).

Operating lease rentals

The total of future minimum lease payments under non-cancellable operating leases are set out below:

	Group		Allied Irish Banks, p.l.c.
	2008	2007	2008	2007
	€ m	€ m	€ m	€ m
One year	101	100	62	60
One to two years	101	97	61	57
Two to three years	89	94	56	55
Three to four years	82	82	52	50
Four to five years	67	73	46	47
Over five years	623	643	195	227

Total	1,063	1,089	472	496

Significant leases are set out in notes 13 and 14 together with initial rents payable and minimum lease terms. Other operating leases in place have various lease terms.

There are no contingent rents payable and all lease payments are at market rates.

The total of future minimum sublease payments expected to be received under non-cancellable subleases at the balance sheet date were € 9m (2007: € 11m). For Allied Irish Banks, p.l.c. this was € 5m (2007: € 5m).

Operating lease payments recognised as an expense for the period were € 101m (2007: € 93m). Sublease income amounted to € 1m (2007: € 1m). For Allied Irish Banks, p.l.c. operating lease payments recognised were € 69m (2007: € 65m). Sublease income for Allied Irish Banks, p.l.c. amounted to € 1m (2007: € 1m). Included in the lease payments for Allied Irish Banks, p.l.c. is € 42m (2007: € 26m) paid to other Group subsidiaries. Future minimum lease payments due to subsidiaries of Allied Irish Banks, p.l.c. amount to € 325m (2007: € 329m) and are included in the total of € 472m in 2008 (2007: € 496m).

62 Companies (Amendment) Act, 1983

The Companies (Amendment) Act, 1983, requires that, when the net assets of a company are half or less than half of its called up share capital, an extraordinary general meeting be convened. The Act further requires an expression of opinion by the auditors as to whether the financial situation of the Company at the balance sheet date would require the convening of such a meeting; the convening of such a meeting is not required.

63 Capital compliance

During the period the Group and all its licensed subsidiaries complied with externally imposed capital requirements.

64 Financial and other information	2008	2007	2006
Operating ratios
Operating expenses/operating income	46.5%	51.8%	53.5%
Other income/operating income	23.7%	29.8%	30.7%
Net interest margin(1) :
Group	2.21%	2.14%	2.26%
Domestic	2.23%	2.10%	2.04%
Foreign	2.16%	2.46%	2.77%

Rates of exchange
€ /US $
Closing	1.3917	1.4721	1.3170
Average	1.4707	1.3749	1.2566
€ /Stg £
Closing	0.9525	0.7334	0.6715
Average	0.7964	0.6861	0.6822
€ /PLN
Closing	4.1535	3.5935	3.8310
Average	3.5114	3.7792	3.8965

(1)	Net interest margin represents net interest income as a percentage of average interest earning assets.

	Assets		Liabilities
Currency information	2008 € m	2007 € m	2008 € m	2007 € m
Euro	108,828	97,781	96,445	98,325
Other	73,315	80,081	85,698	79,537

	182,143	177,862	182,143	177,862

Notes to the accounts

65 Average balance sheets and interest rates

The following table shows interest rates prevailing at 31 December 2008 together with average prevailing interest rates, gross yields, spreads and margins for the years ended 31 December 2008, 2007 and 2006.

	As at Dec. 31 2008	Average interest rates for Years ended 31 December
		2008	2007	2006
	%	%	%	%
Interest rates

Ireland
AIB Group’s prime lending rate	3.38	3.77	4.60	3.44
European inter-bank offered rate
One month euro	2.60	3.88	4.08	2.94
Three month euro	2.89	4.20	4.28	3.08
United Kingdom
AIB Group’s base rate	2.00	4.68	5.51	4.64
London inter-bank offered rate
One month sterling	2.05	4.05	5.80	4.74
Three month sterling	2.63	4.58	5.95	4.80
Poland
One month zloty	5.51	6.22	4.53	4.10
United States
Prime rate	3.25	4.05	8.08	7.96

Gross yields, spreads and margins(1)
Gross yield(2)
Group		5.84	5.86	5.21
Domestic		5.54	5.56	4.69
Foreign		6.67	6.81	6.16
Interest rate spread(3)
Group		1.83	1.63	1.83
Domestic		1.64	1.58	1.70
Foreign		2.44	2.00	2.07

Average interest earning assets		2008 € m	2007 € m	2006 € m
Group		174,412	159,570	132,542
Domestic		123,469	112,232	91,447
Foreign		50,943	47,338	41,095

(1)

The gross yields, spreads and margins presented in this table are extracted from the average balance sheets and interest rates on the following pages and this breakdown into domestic and foreign has been compiled on the basis of location of office.

(2)	Gross yield represents the average interest rate earned on interest earning assets.
(3)	Interest rate spread represents the difference between the average interest rate earned on interest earning assets and the average interest rate paid on interest bearing liabilities.

65 Average balance sheets and interest rates (continued)

The following tables show the average balances and interest rates of interest earning assets and interest bearing liabilities for the years ended 31 December 2008, 2007 and 2006. The calculation of average balances include daily and monthly averages for reporting units. The average balances used are considered to be representative of the operations of the Group.

	Year ended 31 December 2008			Year ended 31 December 2007			Year ended 31 December 2006
Assets	Average balance € m	Interest € m	Average rate %	Average Balance € m	Interest € m	Average Rate %	Average Balance € m	Interest € m	Average rate %
Loans and receivables to banks
Domestic offices	8,357	316	3.8	9,276	422	4.5	4,930	191	3.9
Foreign offices	1,821	104	5.7	1,712	96	5.6	2,307	116	5.1
Loans and receivables to customers
Domestic offices	89,641	5,362	6.0	78,806	4,671	5.9	62,641	3,162	5.1
Foreign offices	43,449	3,012	6.9	39,840	2,860	7.2	33,133	2,177	6.6
Trading portfolio financial assets
Domestic offices	3,390	184	5.4	7,848	372	4.7	9,205	349	3.8
Foreign offices	508	16	3.0	1,005	21	2.1	1,316	31	2.3
Financial investments
Domestic offices	22,081	999	4.5	16,302	774	4.7	14,671	588	4.0
Foreign offices	5,165	273	5.3	4,781	247	5.2	4,339	209	4.8

Average interest earning assets
Domestic offices	123,469	6,861	5.5	112,232	6,239	5.6	91,447	4,290	4.7
Foreign offices	50,943	3,405	6.7	47,338	3,224	6.8	41,095	2,533	6.2
Net interest on swaps		(46)			(106)			85

Total average interest earning assets	174,412	10,220	5.8	159,570	9,357	5.9	132,542	6,908	5.2
Non-interest earning assets	13,183			10,531			8,827

Total average assets	187,595	10,220	5.4	170,101	9,357	5.5	141,369	6,908	4.9

Percentage of assets applicable to foreign activities			30.5			30.4			31.5

Notes to the accounts

65 Average balance sheets and interest rates (continued)

	Year ended 31 December 2008			Year ended 31 December 2007			Year ended 31 December 2006
Liabilities & shareholders’ equity	Average balance € m	Interest € m	Average rate %	Average Balance € m	Interest € m	Average Rate %	Average Balance € m	Interest € m	Average rate %
Due to banks
Domestic offices	27,592	1,234	4.5	31,080	1,448	4.7	28,375	1,067	3.8
Foreign offices	3,576	146	4.1	2,682	137	5.1	2,098	96	4.6
Due to customers
Domestic offices	46,015	1,527	3.3	38,401	1,167	3.0	36,101	809	2.2
Foreign offices	30,569	1,332	4.3	27,060	1,199	4.4	21,282	768	3.6
Other debt issued
Domestic offices	25,578	1,092	4.3	24,161	1,069	4.4	13,615	456	3.4
Foreign offices	19,384	773	4.0	12,063	667	5.5	10,144	499	4.9
Subordinated liabilities
Domestic offices	4,206	197	4.7	3,772	195	5.2	3,542	182	5.2
Foreign offices	864	52	6.0	1,009	57	5.6	551	32	5.8

Average interest earning liabilities
Domestic offices	103,391	4,050	3.9	97,414	3,879	4.0	81,633	2,514	3.1
Foreign offices	54,393	2,303	4.2	42,814	2,060	4.8	34,075	1,395	4.1

Total average interest earning liabilities	157,784	6,353	4.0	140,228	5,939	4.2	115,708	3,909	3.4
Non-interest earning liabilities	20,871			21,117			18,263

Total average liabilities	178,655	6,353	3.5	161,345	5,939	3.7	133,971	3,909	2.9
Shareholders’ equity	8,940			8,756			7,398

Total average liabilities and shareholders’ equity	187,595	6,353	3.4	170,101	5,939	3.5	141,369	3,909	2.8

Percentage of liabilities applicable to foreign operations			33.9			31.5			30.2

65 Average balance sheets and interest rates (continued)

The following table allocates changes in net interest income between volume and rate for the year ended 31 December 2008 compared with the year ended 31 December 2007 and the year ended 31 December 2007 compared with the year ended 31 December 2006. Volume and rate variances have been calculated based on the movements in average balances over the period and changes in interest rates on average interest earning assets and average interest bearing liabilities respectively. Changes due to a combination of volume and rate are allocated ratably to volume and rate.

	December 2008 over December 2007			December 2007 over December 2006
	Increase/(decrease) due to changes in:
	Average Volume € m	Average Rate € m	Net Change € m	Average Volume € m	Average Rate € m	Net Change € m
INTEREST EARNING ASSETS
Loans and receivables to banks
Domestic offices	(42)	(64)	(106)	174	57	231
Foreign offices	6	2	8	(28)	8	(20)
Loans and receivables to customers
Domestic offices	656	35	691	856	653	1,509
Foreign offices	273	(121)	152	443	240	683
Trading portfolio financial assets
Domestic offices	(211)	23	(188)	(50)	73	23
Foreign offices	(10)	5	(5)	(8)	(2)	(10)
Financial investments
Domestic offices	277	(52)	225	68	118	186
Foreign offices	20	6	26	20	18	38

Total interest income	969	(166)	803	1,475	1,165	2,640

INTEREST BEARING LIABILITIES
Due to banks
Domestic offices	(159)	(55)	(214)	102	279	381
Foreign offices	48	(39)	9	27	14	41
Due to customers
Domestic offices	234	126	360	50	308	358
Foreign offices	159	(26)	133	211	220	431
Other debt issued
Domestic offices	73	(50)	23	366	247	613
Foreign offices	413	(307)	106	95	73	168
Subordinated liabilities
Domestic offices	28	(26)	2	13	—	13
Foreign offices	(8)	3	(5)	27	(2)	25

Total interest expense	788	(374)	414	891	1,139	2,030

Net interest income
Domestic offices	504	(53)	451	517	67	584
Foreign offices	(323)	261	(62)	67	(41)	26

Net interest income (interest earning assets and interest bearing liabilities	181	208	389	584	26	610

Net interest on swaps			60			(191)

Net interest income			449			419

Notes to the accounts

66 Post-balance sheet events

On 11 February 2009, the Minister for Finance of the Government of Ireland announced a recapitalisation package, a summary of which is included in note 53. Except as described therein, there have been no material post balance sheet events which would require disclosure or adjustment to the 31 December 2008 financial statements. On 27 February 2009, the Board of Directors reviewed the financial statements and authorised them for issue. The financial statements will be submitted to the Annual General Meeting of Shareholders to be held on 29 April 2009.

67 Dividends

No final dividend will be paid in respect of the year ended 31 December 2008.

68 Additional parent company information on risk

The information contained in this note relates only to third party exposures arising within Allied Irish Banks, p.l.c.

Maximum exposure to credit risk

	2008			2007
	Amortised cost € m	Fair value € m	Total € m	Amortised cost € m	Fair value € m	Total € m
Balances at central banks(1)	1,082	—	1,082	—	—	—
Items in course of collection	151	—	151	203	—	203
Trading portfolio financial assets(2)	—	161	161	—	8,075	8,075
Derivative financial instruments	—	6,654	6,654	—	4,039	4,039
Loans and receivables to banks(3)	5,620	—	5,620	8,567	—	8,567
Loans and receivables to customers(4)	75,115	—	75,115	72,701	—	72,701
Financial investments available for sale(5)	—	25,808	25,808	—	17,794	17,794
Other assets:
Sale of debt securities awaiting settlement	—	103	103	—	45	45
Trade receivables	—	28	28	—	43	43
Accrued interest	1,056	—	1,056	1,068	—	1,068

	83,024	32,754	115,778	82,539	29,996	112,535
Financial guarantees	7,089	—	7,089	5,569	—	5,569
Loan commitments and other credit related commitments	14,706	—	14,706	17,396	—	17,396
	21,795	—	21,795	22,965	—	22,965

Maximum exposure to credit risk	104,819	32,754	137,573	105,504	29,996	135,500

(1)	Included within cash and balances at central banks of € 1,651m (2007: € 566m).
(2)	Excluding equity shares of € 10m (2007: € 61m).
(3)	Exposures to subsidiary undertakings of € 41,493m (2007: € 38,081m) have been excluded.
(4)	Exposures to subsidiary undertakings of € 13,758m (2007: € 13,407m) have been excluded.
(5)	Excluding equity shares of € 64m (2007: € 59m).

68 Additional parent company information on risk (continued)

Loans and receivables to customers by geographic location and industry sector

	31 December 2008
	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	2,204	57	—	6	—	2,267
Energy	523	360	—	614	25	1,522
Manufacturing	2,595	823	—	260	401	4,079
Construction and property	32,133	1,349	—	1,063	474	35,019
Distribution	8,505	859	—	209	81	9,654
Transport	969	484	—	76	30	1,559
Financial	1,456	471	—	146	25	2,098
Other services	4,706	1,164	—	977	230	7,077
Personal
- Home mortgages	6,249	—	—	—	97	6,346
- Other	7,357	—	—	—	—	7,357
Lease financing	—	22	—	—	—	22

	66,697	5,589	—	3,351	1,363	77,000
Unearned income	(157)	(32)	—	(13)	(5)	(207)
Provisions	(1,575)	(82)	—	(12)	(9)	(1,678)

Total Allied Irish Banks, p.l.c.	64,965	5,475	—	3,326	1,349	75,115

	31 December 2007
	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	1,921	38	—	4	—	1,963
Energy	375	344	—	435	19	1,173
Manufacturing	2,012	780	—	178	288	3,258
Construction and property	29,713	3,577	—	565	509	34,364
Distribution	7,744	862	—	119	66	8,791
Transport	1,083	460	—	24	21	1,588
Financial	1,238	750	—	330	—	2,318
Other services	4,303	929	—	844	90	6,166
Personal
- Home mortgages	5,864	—	—	—	—	5,864
- Other	7,855	—	—	—	—	7,855
Lease financing	—	—	—	—	—	—
Guaranteed by Irish government	—	—	—	—	—	—

	62,108	7,740	—	2,499	993	73,340
Unearned income	(197)	(33)	—	—	—	(230)
Provisions	(369)	(39)	—	(1)	—	(409)

Total Allied Irish Banks, p.l.c.	61,542	7,668	—	2,498	993	72,701

Notes to the accounts

68 Additional parent company information on risk (continued)

Aged analysis of contractually past due but not impaired facilities

	2008
	1-30 days € m	31-60 days € m	61-90 days € m	91+ days € m
Agriculture	173	40	12	4
Energy	2	2	—	—
Manufacturing	46	6	10	1
Construction and property	3,451	874	522	52
Distribution	390	127	177	12
Transport	22	4	2	1
Financial	11	1	3	—
Other services	429	52	34	37
Personal
- Home mortgages	90	35	12	4
- Credit cards	53	17	10	7
- Other	548	134	42	19

Total	5,215	1,292	824	137

As a percentage of total loans(1)	6.8%	1.7%	1.1%	0.2%

	2007
	1-30 days € m	31-60 days € m	61-90 days € m	91+ days € m
Agriculture	96	25	5	1
Energy	3	4	—	—
Manufacturing	53	6	1	1
Construction and property	2,056	269	59	15
Distribution	298	107	75	5
Transport	16	4	2	—
Financial	16	—	1	—
Other services	266	42	19	4
Personal
- Home mortgages	74	21	3	1
- Credit cards	52	14	7	4
- Other	426	110	33	13

Total	3,356	602	205	44

As a percentage of total loans(1)	4.6%	0.8%	0.3%	0.1%

(1)	Total loans relate to Group loans and receivables to customers and are gross of provisions and unearned income.

68 Additional parent company information on risk (continued)

Impaired loans by geographic location and industry sector

	31 December 2008
	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	46	—	—	—	—	46
Energy	3	—	—	32	—	35
Manufacturing	59	—	—	17	—	76
Construction and property	1,142	109	—	12	—	1,263
Distribution	143	43	—	—	—	186
Transport	10	—	—	—	—	10
Financial	17	—	—	—	—	17
Other services	64	15	—	—	—	79
Personal
- Home mortgages	29	—	—	—	19	48
- Other	257	—	—	—	—	257
Lease financing	—	—	—	—	—	—

	1,770	167	—	61	19	2,017

	31 December 2007
	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	23	—	—	—	—	23
Energy	1	—	—	—	—	1
Manufacturing	16	35	—	—	—	51
Construction and property	125	—	—	—	—	125
Distribution	107	21	—	—	—	128
Transport	12	—	—	—	—	12
Financial	1	—	—	—	—	1
Other services	36	—	—	—	—	36
Personal
- Home mortgages	8	—	—	—	—	8
- Other	134	—	—	—	—	134
Lease financing	—	—	—	—	—	—

	463	56	—	—	—	519

Notes to the accounts

68 Additional parent company information on risk (continued)

Provision for impairment of loans and receivables by geographic location and industry sector

	31 December 2008
	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	19	—	—	—	—	19
Energy	2	—	—	4	—	6
Manufacturing	25	—	—	4	—	29
Construction and property	394	57	—	4	—	455
Distribution	55	18	—	—	—	73
Transport	8	—	—	—	—	8
Financial	9	—	—	—	—	9
Other services	34	7	—	—	—	41
Personal
- Home mortgages	10	—	—	—	7	17
- Other	136	—	—	—	—	136
Lease financing	—	—	—	—	—	—

Specific	692	82	—	12	7	793
IBNR	882	—	—	1	2	885

	1,574	82	—	13	9	1,678

	31 December 2007
	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	16	—	—	—	—	16
Energy	1	—	—	—	—	1
Manufacturing	10	32	—	—	—	42
Construction and property	54	—	—	—	—	54
Distribution	48	7	—	—	—	55
Transport	8	—	—	—	—	8
Financial	1	—	—	—	—	1
Other services	22	—	—	—	—	22
Personal
- Home mortgages	4	—	—	—	—	4
- Other	97	—	—	—	—	97
Lease financing	—	—	—	—	—	—

Specific	261	39	—	—	—	300
IBNR	108	—	—	1	—	109

	369	39	—	1	—	409

68 Additional parent company information on risk (continued)

Market risk profile of Allied Irish Banks, p.l.c.

	VaR (MTM portfolio)		VaR (Other portfolios)		Total VaR
	2008 € m	2007 € m	2008 € m	2007 € m	2008 € m	2007 € m
Interest rate risk
1 month holding period:
Average	15.4	8.4	49.0	39.0	58.1	46.9
High	24.2	11.2	82.4	45.2	83.2	55.2
Low	8.6	6.1	24.3	33.5	32.3	40.4
31 December	24.2	7.5	80.3	33.5	83.2	40.4

1 day holding period:
Average	3.3	1.8	10.5	8.3	12.4	10.0
High	5.2	2.4	17.6	9.6	17.7	11.8
Low	1.8	1.3	5.2	7.1	6.9	8.6
31 December	5.2	1.6	17.1	7.1	17.7	8.6

					VaR (MTM portfolio)
					2008 € m	2007 € m
Equity risk
1 month holding period:
Average					5.9	14.8
High					12.6	23.7
Low					2.3	7.3
31 December					5.4	7.6

1 day holding period:
Average					1.3	3.2
High					2.7	5.1
Low					0.5	1.5
31 December					1.1	1.6

Notes to the accounts

68 Additional parent company information on risk (continued)

Market risk profile of Allied Irish Banks, p.l.c.

	VaR (MTM portfolio)
	2008 € m	2007 € m
Foreign exchange risk
1 month holding period:
Average	1.2	1.3
High	4.6	3.0
Low	0.5	0.8
31 December	0.8	0.9

1 day holding period:
Average	0.3	0.3
High	1.0	0.6
Low	0.1	0.2
31 December	0.2	0.2

Statement of Directors’ Responsibilities in relation to the Accounts

The following statement, which should be read in conjunction with the statement of auditors’ responsibilities set out within their audit report, is made with a view to distinguishing for shareholders the respective responsibilities of the directors and of the auditor in relation to the accounts.

The directors are responsible for preparing the Annual Report and the Group and parent company accounts, in accordance with applicable law and regulations.

The Companies Acts require the directors to prepare group and parent company accounts for each financial year. Under the Acts, the directors are required to prepare the group accounts in accordance with International Financial Reporting Standards (“IFRS”) both as issued by the International Accounting Standards Board (“IASB”), and adopted from time to time by the European Union (“EU”).

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

will continue in business.

The directors consider that, in preparing the financial statements which have been prepared on a going concern basis, the parent company and the Group have, following discussions with the auditor, used appropriate accounting policies consistently applied and supported by reasonable and prudent judgements and estimates and that all accounting standards, which, following discussions with the auditor, they consider applicable, have been followed (subject to any explanations and any material departures disclosed in the notes to the accounts).

The directors are responsible for taking all reasonable steps to secure that the Company causes to be kept proper books of account that disclose with reasonable accuracy at any time the financial position of the parent company and enable them to ensure that its accounts comply with the Companies Acts. They also have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

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

Responsibility statement in accordance with the Transparency Regulations

Each of us confirms, that, to the best of his knowledge:

•

the Group and parent company financial statements, prepared in accordance with IFRS as issued by the IASB and subsequently adopted by the EU, give a true and fair view of the assets, liabilities, financial position of the Group as a whole and the profit of the Group as a whole for the year ended 31 December 2008; and

•

the Directors’ Report and the Financial Review and Risk Management sections, contained in the Annual Report include a fair review of the development and performance of the business and the position of the Group as a whole, together with a description of the principal risks and uncertainties faced by the Group.

On behalf of the Board

DERMOT GLEESON	EUGENE SHEEHY	JOHN O’DONNELL
Dermot Gleeson	Eugene Sheehy	John O’Donnell
Chairman	Group Chief Executive	Group Finance Director

Report of Independent Registered Public Accounting Firm—Consolidated Financial Statements

To the Members and Board of Directors of Allied Irish Banks, p.l.c.

We have audited the accompanying consolidated balance sheets and related notes to the financial statements, of Allied Irish Banks, p.l.c. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, consolidated reconciliation of movements in stockholders’ equity, consolidated statement of cash flows and consolidated statements of recognised income and expense for each of the years in the three-year period ended December 31, 2008. We have also audited the sections identified as ‘forming an integral part of the audited financial statements’ on pages 36, 47, 50 to 52, 68 to 71 and 88 to 93 in this Form 20F. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Allied Irish Banks p.l.c. and subsidiaries as of 31 December 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended 31 December 2008, in conformity with International Financial Reporting Standards as issued by the IASB and subsequently adopted by the EU.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Allied Irish Bank p.l.c.’s internal control over financial reporting as of 31 December 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated 13 March 2009 expressed an unqualified opinion on the effectiveness of Allied Irish Bank p.l.c.’s internal control over financial reporting.

Chartered Accountants

Dublin, Ireland

13 March, 2009

Report of Independent Registered Public Accounting Firm—Internal Control over Financial Reporting

To the Members and Board of Directors of Allied Irish Banks, p.l.c.

We have audited Allied Irish Banks, p.l.c.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Allied Irish Banks, p.l.c.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in item 15(b) in the Company’s 2008 Form 20-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Allied Irish Banks, p.l.c. maintained, in all material respects, effective internal control over financial reporting as of 31 December 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets and the related notes to the financial statements, of Allied Irish Banks p.l.c. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, consolidated reconciliation of movements in stockholders’ equity, consolidated statements of cash flows and consolidated statements of recognized income and expense for each of the years in the three-year period ended 31 December 2008, and our report dated 13 March 2009 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants

Dublin, Ireland

13 March, 2009

Additional information

SCHEDULE TO REPORT OF THE DIRECTORS

Information required to be contained in the Directors’ Annual Report by the European Communities (Takeover Bids (Directive 2004/25/EC)) Regulations 2006

As required by these Regulations, the information contained below represents the position as of 31 December 2008.

Capital Structure

The authorised share capital of the Company is € 625,200,000 divided into 1,160,000,000 Ordinary Shares of € 0.32 each (‘the Ordinary Shares’) and 200,000,000 Non-Cumulative Preference Shares of € 1.27 each, US$500,000,000 divided into 20,000,000 Non-Cumulative Preference Shares of US$25 each (‘the US$ Preference Shares’), £200,000,000 divided into 200,000 Non-Cumulative Preference Shares of £1 each and Yen 35,000,000,000, divided into 200,000,000 Non-Cumulative Preference Shares of Yen175 each. The issued share capital of the company is € 293.90 million comprising 918,435,570 Ordinary Shares.

Rights and Obligations of Ordinary Shares

The following rights attach to the Ordinary Shares:—

•	The right to receive duly declared dividends, in cash or, where offered by the Directors, by allotment of additional Ordinary Shares.

•	The right to attend and speak, in person or by proxy, at general meetings of the Company.

•	The right to vote, in person or by proxy, at general meetings of the Company having, in a vote taken by show of hands, one vote, and, on a poll, a vote for each Ordinary Share held.

•	The right to appoint a proxy, in the required form, to attend and/or vote at general meetings of the Company.

•

The right to receive, (by post or electronically), twenty-one days at least before the Annual General Meeting, a copy of the Directors’ and Auditors’ reports accompanied by (a) copies of the balance sheet, profit and loss account and other documents required by the Companies Act to be annexed to the balance sheet or (b) such summary financial statements as may be permitted by the Companies Acts.

•	The right to receive notice of general meetings of the Company.

•

In a winding-up of the Company, and subject to payments of amounts due to creditors and to holders of shares ranking in priority to the Ordinary Shares, repayment of the capital paid up on the Ordinary Shares and a proportionate part of any surplus from the realisation of the assets of the Company.

There is attached to the Ordinary Shares an obligation for the holder, when served with a notice from the Directors requiring the holder to do so, to inform the Company in writing not more than 14 days after service of such notice, of the capacity in which the shareholder holds any share of the Company and if such shareholder holds any share other than as beneficial owner to furnish in writing, so far as it is within the shareholder’s knowledge, the name and address of the person on whose behalf the shareholder holds such share or, if the name or address of such person is not forthcoming, such particulars as will enable or assist in the identification of such person and the nature of the interest of such person in such share. Where the shareholder served with such notice (or any person named or identified by a shareholder on foot of such notice), fails to furnish the Company with the information required within the time specified, the shareholder shall not be entitled to attend meetings of the Company, nor to exercise the voting rights attached to such share, and, if the shareholder holds 0.25% or more of the issued Ordinary Shares, the Directors will be entitled to withhold payment of any dividend payable on such shares and the shareholder will not be entitled to transfer such shares except by sale through a Stock Exchange to a bona fide unconnected third party. Such sanctions will cease to apply after not more than seven days from the earlier of receipt by the Company of notice that the member has sold the shares to an unconnected third party or due compliance, to the satisfaction of the Company, with the notice served as provided for above.

Percentage of Total Share Capital Represented by Each Class of Share

The Ordinary Shares represent 26% of the authorised share capital and 100% of the issued share capital of the Company. The Preference Shares represent 74% of the authorised share capital and 0% of the issued share capital of the Company.

Restrictions on the Transfer of Shares

Save as set out below there are no limitations in Irish law on the holding of the Ordinary Shares or the US$ Preference Shares and there is no requirement to obtain the approval of the Company, or of other holders of the Ordinary Shares or the US$ Preference Shares, for a transfer of either class of shares.

•

The Ordinary Shares are, in general, freely transferable but the Directors may decline to register a transfer of Ordinary Shares upon notice to the transferee, within two months after the lodgement of a transfer with the Company, in the following cases:—

(i)	a lien held by the Company;

(ii)	in the case of a purported transfer to an infant or a person lawfully declared to be incapable for the time being of dealing with their affairs;

(iii)	or in the case of a single transfer of shares which is in favour of more than four persons jointly.

•

Ordinary Shares held in certificated form are transferable upon production to the Company’s Registrars of the Original Share certificate and the usual form of stock transfer duly executed by the holder of the shares.

•

Shares held in uncertificated form are transferable in accordance with the rules or conditions imposed by the operator of the relevant system which enables title to the ordinary shares to be evidenced and transferred without a written instrument and in accordance with the Companies Act, 1990 (Uncertificated Securities) Regulations 1996.

•	The rights attaching to Ordinary Shares remain with the transferor until the name of the transferee has been entered on the Register of Members of the Company.

Exercise of Rights of Shares in Employees’ Share Schemes

The AIB Approved Employees’ Profit Sharing Scheme 1998 and the Allied Irish Banks, p.l.c. Share Ownership Plan (UK) provide that voting rights in respect of shares held in trust for employees who are participants in those schemes are, on a poll, to be exercised only in accordance with any directions in writing by the employees concerned to the Trustees of the relevant scheme.

Deadlines for exercising Voting Rights

Voting rights at general meetings of the company are exercised when the chairman puts the resolution at issue to the vote of the meeting. A vote decided under show of hands is taken forthwith. A vote taken on a poll for the election of the Chairman or on a question of adjournment is also taken forthwith and a poll on any other question is taken either immediately, or at such time (not being more than thirty days from the date of the meeting at which the poll was demanded or directed) as the chairman of the meeting directs. Where a person is appointed to vote for a shareholder as proxy, the instrument of appointment must be received by the Company not less than forty-eight hours before the time appointed for holding the meeting or adjourned meeting at which the appointed proxy proposes to vote, or, in the case of a poll, not less than forty-eight hours before the time appointed for taking the poll.

Additional information (continued)

Rules Concerning Amendment of the Company’s Articles of Association

As provided in the Companies Acts, the Company may, by special resolution, alter or add to its Articles of Association. A resolution is a special resolution when it has been passed by not less than three-fourths of the votes cast by shareholders entitled to vote and voting in person or by proxy, at a general meeting at which not less than twenty-one days’ notice specifying the intention to propose the resolution as a special resolution, has been duly given. A resolution may also be proposed and passed as a special resolution at a meeting of which less than twenty-one days’ notice has been given if it is so agreed by a majority in number of the members having the right to attend and vote at any such meeting, being a majority together holding not less than ninety per cent in nominal value of the shares giving that right.

Rules Concerning the Appointment and Replacement of Directors of the Company

•	Other than in the case of a casual vacancy, Directors of the Company are appointed on a resolution of the shareholders at a general meeting, usually the Annual General Meeting.

•

No person, other than a Director retiring at a general meeting is eligible for appointment as a Director without a recommendation by the Directors for that person’s appointment unless, not less than forty-two days before the date of the general meeting, written notice by a shareholder, duly qualified to be present and vote at the meeting, of the intention to propose the person for appointment and notice in writing signed by the person to be proposed of willingness to act, if so appointed, shall have been given to the Company.

•	A shareholder may not propose himself or herself for appointment as a Director.

•

The Directors have power to fill a casual vacancy or to appoint an additional Director (within the maximum number of Directors fixed by the Company in general meeting) and any Director so appointed holds office only until the conclusion of the next Annual General Meeting following his appointment, when the Director concerned shall retire, but shall be eligible for reappointment at that meeting.

•

One third of the Directors for the time being (or if their number is not three or a multiple of three, not less than one third), are obliged to retire from office at each Annual General Meeting on the basis of the Directors who have been longest in office since their last appointment. While not obliged to do so, the Directors have, in recent years, adopted the practice of all (wishing to continue in office) offering themselves for re-election at the Annual General Meeting.

•	A person is disqualified from being a Director, and their office as a Director ipso facto vacated, in any of the following circumstances:

•	If at any time the person has been adjudged bankrupt or has made any arrangement or composition his or her creditors generally;

•	if found to be mentally disordered in accordance with law;

•	if the person be prohibited or restricted by law from being a Director;

•

if, without prior leave of the Directors, he or she be absent from meetings of the Directors for six successive months (without an alternate attending) and the Directors resolve that his or her office be vacated on that account;

•	if, unless the Directors or a court otherwise determine, he or she be convicted of an indictable offence;

•

if he or she be requested, by resolution of the Directors, to resign his or her office as Director on foot of a unanimous resolution (excluding the vote of the director concerned) passed at a specially convened meeting at which every Director is present (or represented by an alternate) and of which not less than seven days’ written notice of the intention to move the resolution and specifying the grounds therefore has been given to the Director; or

•

if he or she has reached an age specified by the Directors as being that at which that person may not be appointed a Director or, being already a Director, is required to relinquish office and a Director who reaches the specified age continues in office until the last day of the year in which he or she reaches that age.

•	In addition, the office of Director is vacated, subject to any right of appointment or reappointment under the Articles, if:

•	not being a Director holding for a fixed term an executive office in his or her capacity as a Director, he or she resigns their office by a written notice given to the Company; or

•	being the holder of an executive office other than for a fixed term, the Director ceases to hold such executive office on retirement or otherwise; or

•	the Director tenders his or her resignation to the Directors and the Directors resolved to accept it; or

•	he or she ceases to be a Director pursuant to any provision of the Articles.

•

Notwithstanding anything in the Articles of Association or in any agreement between the Company and a Director, the Company may, by Ordinary Resolution of which extended notice has been given in accordance with the Companies Acts, remove any Director before the expiry of his or her period of office.

•	See page 225 regarding the power of the Minister for Finance to nominate two non executive directors.

Additional information (continued)

The Powers of the Directors Including in Relation to the Issuing or Buying Back by the Company of its Shares

Under the Articles of Association of the Company, the business of the Company is to be managed by the Directors who may exercise all the powers of the Company subject to the provisions of the Companies Acts, the Memorandum and Articles of Association of the Company and to any directions given by special resolution of a general meeting. The Articles further provide that the Directors may make such arrangement as may be thought fit for the management, organisation and administration of the Company’s affairs including the appointment of such executive and administrative offices, managers and other agents as they consider appropriate and delegate to such persons (with such powers as sub-delegation as the Directors shall deem fit) such functions, powers and duties as to the Directors may seem requisite or expedient.

Pursuant to resolution of the shareholders, in accordance with the provisions of the Companies Acts, the Directors are unconditionally authorised until 8 May 2012 to exercise all the powers of the Company to allot relevant securities up to the following nominal amounts: € 88,718,254 for Ordinary Shares, € 254,000,000 for Euro Non-Cumulative Preference Shares, US$500,000,000 for US$ Preference Shares, Stg£ 200,000,000 for Sterling Non-Cumulative Preference Shares and YEN35,000,000,000 for YEN Non-Cumulative Preference Shares. By such authority, the Directors may make offers or agreements which would, or might, require the allotment of such securities after 8 May 2012.

Until the earlier of the date of the Annual General Meeting in 2009, or 21 July 2009, the Directors may allot Ordinary Shares, wholly for cash up to an aggregate nominal amount of € 14.69 million (approximately 45.9 million Ordinary Shares being approximately 5% of the issued Ordinary Shares).

In the same period, the Directors are authorised to allot Ordinary Shares in connection with a rights issue without such limitation in amount.

Until the close of business on the earlier of the date of the 2009 Annual General Meeting, or 21 October 2009, the Company and/or any subsidiary of the Company, is authorised to make market purchases (as defined by Section 202 of the Companies Act 1990) of Ordinary Shares on such terms and conditions, and in such manner, as the Directors, or, as the case may be, the Directors of such subsidiary, may from time to time determine, but subject however to the provisions of the 1990 Act and so that the maximum number of shares to be acquired is to be 91.8 million Ordinary Shares and the minimum price that may be paid for any shares to be purchased is to be the nominal value of those shares and the maximum price which may be paid is to be 5% above the average of the closing quotation price of the Ordinary Shares on the Irish Stock Exchange for the five business days immediately preceding the day of purchase. (For any business day on which there are no dealings in the Ordinary Shares on the Irish Stock Exchange, the maximum price for a purchase of shares is to be the price which is equal to (i) the mid-point between the high and low market guide prices of the Ordinary Shares for that business day, or (ii) if there is only one such market guide price so published, the market guide price published. The relevant prices in all cases shall be as published in the Irish Stock Exchange Daily Official List (or any successor publication to that list) (“the Official List”).

Ordinary Shares purchased by the Company may be cancelled on being so purchased or held as treasury shares, which may either be cancelled or re-issued as shares of any class or classes. Any treasury shares for the time being held by the Company may, by decision of the Directors, be re-issued off market. Where treasury shares are re-issued for the purposes of the AIB Approved Employees’ Profit Sharing Scheme 1998, the Allied Irish Banks, p.l.c. Share Ownership Plan (UK), the AIB Group Share Option Scheme or the AIB Group Performance Share Plan 2005, the minimum price at which a treasury share may be re-issued is the issue price as provided for in such scheme. In all other circumstances the minimum price shall be 95% of the Appropriate Price. The “Appropriate Price” is the average of the closing quotation prices of the Ordinary Shares for the five business days immediately preceding the day on which the treasury share is re-issued, as published in the Official List. For any business day on which there is no dealing on the Ordinary Shares on that Exchange, the minimum price will be the price equal to (i) the mid-point between the high and low market guide prices and for the Ordinary Shares as published in the Official List; or (ii) if there is only one such market guide price so published, the price so published. The maximum price at which a treasury share may be re-issued off-market is 120% of the Appropriate Price.

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

•

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

The Directors may exercise all the borrowing powers of AIB and the power to give mortages and charges over its assets and to issue debentures, debenture stock and other securities whether outright or as security for any debts or liabilities of AIB or any third party.

Under the Articles, retirement of Directors is by rotation at each Annual General Meeting.

Rights and Restrictions Attaching to Shares

The share capital of AIB is divided into 1,160,000,000 Ordinary Shares of EUR 0.32 each, 200,000,000 non-cumulative preference shares of EUR 1.27 each (“Euro Preference Shares”), 20,000,000 non-cumulative preference shares of US$25 each (“Dollar Preference Shares”), 200,000,000 non-cumulative preference shares of Stg£ 1 each (“Sterling Preference Shares”), and 200,000,000 non-cumulative preference shares of Yen 175 each (“Yen Preference Shares”). Unless otherwise determined by the Directors in relation to any particular preference shares prior to allotment, preference shares are redeemable at the option of AIB.

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

Additional information (continued)

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

Holders of the Dollar Preference Shares, the Euro Preference Shares, the Sterling Preference Shares and the Yen Preference Shares are entitled to receive notice of and attend any General Meeting but otherwise, subject to certain exceptions, shall not be entitled to speak or vote at such meetings. However, if the most recent preference dividend instalment on a class of preference shares has not be paid at the date of such a meeting, the holders of that class of preference shares shall be entitled to so speak and vote at such a meeting. The exceptions are resolutions relating to a winding up of the Company or a resolution varying, altering or abrogating any of the rights, privileges, limitations or restrictions attached to a class of such preference shares.

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

Variation of Class Rights

The rights, privileges, limitations or restrictions attached to the Dollar Preference Shares, the Euro Preference Shares, the Sterling Preference Share or the Yen Preference Shares (or in each case, any class thereof) may be varied, altered or abrogated, either whilst the Company is a going concern or during or in contemplation of a winding up, with the written consent of the holders of not less than 66 2/3  % in nominal value of such class of shares or with the sanction of a resolution passed at a class meeting of holders of such classes of shares provided that the holders of not less than 66 2/3% in nominal value of such class of shares vote in favour of such resolution.

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

Additional information (continued)

REPORTING CURRENCY AND EXCHANGE RATES

AIB Group publishes consolidated financial statements in euro (€). In this Annual Report, references to ‘US dollars’,‘dollars’,‘US$’, ‘cents’ or ‘¢’ are to United States currency, references to ‘EUR’,‘euro’,‘€’ or ‘c’ are to euro currency, references to ‘sterling’ or ‘Stg£’ are to British currency, references to ‘zloty’,‘PLN’ or ‘zl’ are to Polish currency and references to ‘Yen’ are to Japanese currency.

The following table shows, for the periods and dates indicated, certain information regarding the noon buying rate, expressed in US dollars per euro.

	Period end(1)	Average rate(2)	High	Low
Year ended 31 December 2004	1.3538	1.2487	1.3625	1.1801
Year ended 31 December 2005	1.1842	1.2488	1.3476	1.1667
Year ended 31 December 2006	1.3197	1.2598	1.3327	1.1860
Year ended 31 December 2007	1.4603	1.3751	1.4862	1.2904
Year ended 31 December 2008	1.3919	1.4688	1.6010	1.2446

(1)

The noon buying rate at such dates differed from the rates used in the preparation of AIB Group’s consolidated financial statements, which were US$1.3621, US$1.1797, US$1.3170, US$1.4721 and US$1.3917 to € 1.00 at 31 December 2004, 2005, 2006, 2007 and 2008 respectively.

(2)	The average rate for each period is the average of the noon buying rates on the last day of each month during that period.

On 27 February 2009 the noon buying rate was EUR1.00 = US$1.2662

The accounting policy in respect of the translation of gains and losses arising in foreign locations is set out on page 120. Details of the exchange rates used in the preparation of the consolidated financial statements are set out in note 64 of this report.

OFFER AND LISTING DETAILS

Trading market for Ordinary shares of AIB

At 31 December 2008, AIB had outstanding 918,435,570 ordinary shares of € 0.32 each, of which 35,680,114 were held as Treasury Shares (see note 49 to the consolidated financial statements). The principal trading markets for AIB ordinary shares are the Irish Stock Exchange and the London Stock Exchange. Listing of the ordinary shares, in the form of American Depositary Shares (“ADS”), was obtained on the New York Stock Exchange (“NYSE”) effective November 28, 1990. Each ADS, which comprises two ordinary shares, is traded under the symbol “AIB” and is evidenced by an American Depositary Receipt (“ADR”). The ADR depositary is The Bank of New York Mellon.

At 31 December 2008, a total of 55.7 million ADSs were outstanding, representing 12% of total outstanding ordinary shares held by 4,100 registered shareholders and an estimated 12,000 shareholder accounts in street names. Since certain of the ordinary shares and ADRs were held by brokers or other nominees, the number of recorded holders in the US may not be representative of the number of beneficial holders or of their country of residence.

The following table sets forth the high and low sales prices of the ordinary shares during the periods indicated, based on mid-market prices at close of business on the Irish Stock Exchange and the high and low sales prices for ADSs, as reported on the NYSE composite tape.

	€ 0.32 Ordinary shares		American Depositary Shares(1)
	High	Low	High	Low
	(Euro)		(Dollars)
Year ended 31 December
2004	15.35	11.60	41.55	27.99
2005	18.64	15.20	44.97	39.29
2006	23.00	16.75	61.42	43.27
2007	23.95	12.95	63.88	39.30
2008	15.98	1.65	47.14	4.59

Calendar year
2007
First quarter	23.95	21.65	63.88	56.54
Second quarter	23.08	20.21	62.77	54.96
Third quarter	20.84	16.00	56.32	45.64
Fourth quarter	18.40	12.95	52.41	39.30

2008
First quarter	15.98	12.16	47.14	39.42
Second quarter	14.47	9.50	44.88	30.06
Third quarter	9.58	5.00	30.82	13.95
Fourth quarter	7.50	1.65	18.85	4.59

Month ended
September 2008	8.91	5.00	25.94	13.95
October 2008	7.50	3.05	18.85	7.86
November 2008	4.30	2.15	10.90	4.85
December 2008	2.57	1.65	6.19	4.59
January 2009	2.26	0.45	5.92	1.52
February 2009	1.32	0.39	3.33	1.12

(1)	An American Depositary Share represents two ordinary shares of € 0.32 each.

Trading market for Preference shares of AIB

In May 1998, AIB issued 250,000 non-cumulative Preference shares, Floating Rate Series A. These ADSs were registered under the Securities Act and were traded in the United States only by Qualified Institutional Buyers (“QIBs”) in reliance on Rule 144A under the Securities Act and to non-US persons in reliance on Regulation S. In accordance with the terms of the instrument, a call notice was issued and the instrument was redeemed on 15 July 2008.

Additional information (continued)

TAXATION

This is a summary of the principal tax consequences for Irish Resident Individual Holders and Eligible United States (“US”) Holders, as defined below, of AIB Ordinary Shares or American Depositary Shares (“ADSs”) representing such Ordinary Shares, held as capital assets. It also covers Irish Dividend Withholding Tax (“DWT”) in general. It is not a comprehensive analysis of all potential tax consequences and does not cover all categories of investors. Investors are advised to consult their own tax advisors in relation to the tax consequences of the purchase, ownership and disposal of AIB Ordinary Shares or ADSs, including any foreign, state or local tax law.

Underlying this summary is the Double Taxation Convention between Ireland and the US (‘the Tax Treaty’) and the tax laws, judicial decisions, regulations and administrative rulings and practices of Ireland and the US currently in effect, which are subject to change at any time.

Irish Dividend Withholding Tax (“DWT”)—General

In general, DWT is deducted from dividends paid by Irish resident companies at the standard rate of income tax (currently 20%).

Certain classes of shareholders are exempt from DWT provided they return a properly completed declaration (certified as required) to the Registrar, the qualifying intermediary or the authorised withholding agent prior to the relevant dividend payment record date.

Potentially-exempt shareholders include Irish resident companies, pension schemes, charities and certain non-resident persons. For a full exemption listing see the Irish Revenue website http://www.revenue.ie/en/tax/dwt/exemptions.html

Declaration forms to claim exemption may be obtained either from AIB’s Registrar at:

Computershare Investor Services (Ireland) Ltd, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland.

Telephone: +353-1-2475411. Facsimile: +353-1-2163151.

Email: web.queries@computershare.ie

or from the Irish Revenue Commissioners at:

Dividend Withholding Tax Section, Office of the Revenue Commissioners, Government Offices, Nenagh, Co.Tipperary, Ireland.

Telephone: +353-67-33533. Facsimile: +353-67-33822.

Email: infodwt@revenue.ie.

Website: http://www.revenue.ie/en/tax/dwt/index.html

Taxation of Irish Resident Individual Shareholders:

Taxation of Dividends

(i)	Irish Income Tax and Dividend Withholding Tax Credit

Shareholders who are individuals are liable to Irish income tax at their marginal rate on the amount of the dividend before deduction of DWT, and the DWT is available either for offset against the income tax liability, or for repayment, where it exceeds the total income tax liability. Such shareholders will normally also be liable to the health contribution and the income levy (and PRSI contribution if self-employed).

(ii)	US Withholding Tax for ADS Holders

A holder of ADSs may, under certain circumstances, be subject to US backup withholding tax with respect to dividends paid on ADSs or the proceeds of sale of ADSs. To obtain an exemption from US backup withholding tax, non-US holders of ADSs must complete and provide to the withholding agent the applicable Form W-8 (‘Certificate of Foreign Status’).

Irish Capital Gains Tax

When shares are disposed of a capital gain may result if the sales proceeds less selling costs are greater than the base cost of the shares sold and allowable deductions, such as purchase cost. Capital gains tax is charged at 22% on the chargeable gain arising.

Stamp Duty

The Irish Stamp Duty implications of transactions in shares or ADSs are the same as for eligible US holders. See ‘Irish Stamp Duty’ in the ‘Taxation of Eligible US Holders’ section below.

Taxation of a Gift or an Inheritance

Capital acquisitions tax (“CAT”), comprising gift tax and inheritance tax is charged in Ireland at 22%, where the value of the aggregate taxable gifts and inheritances received by an individual (on or after 5 December 1991) exceeds the tax free threshold applicable. The tax free threshold applicable is determined by the relationship between the parties.

Taxation of Eligible US Holders:

An ‘Eligible US Holder’, for the purpose of this discussion, is a beneficial owner of ordinary shares or ADSs who is (a) a resident of the United States for the purposes of US federal income tax, (b) not a resident of Ireland for the purposes of Irish taxes and (c) not engaged in trade or business in Ireland through a permanent establishment.

Eligible US Holders of ADSs will be treated as the owners, as appropriate, of the underlying ordinary shares for US federal income tax purposes and for the purposes of the tax treaty.

Irish Tax

(i)	Irish Income Tax

An Eligible US Holder is not liable to Irish income tax on dividends paid by AIB where the recipient is:

•	a person, other than a company, who is not ordinarily resident in Ireland in a year of assessment; or

•	a company that is not under the control (direct or indirect) of a person or persons who are Irish resident.

•	a company, the shares of which (or of its 75% parent or of a collection of companies which own 100% of that company) are substantially and regularly traded on a recognised stock exchange.

(ii)	Irish Dividend Withholding Tax and Related Tax Treaty Provisions

Generally an exemption from Irish DWT is available where the Eligible US Holder provides AIB, the qualifying intermediary or authorised withholding agent with the relevant declaration, certified as required and, in the case of an individual, is not ordinarily resident in Ireland.

For further detail in relation to claims for exemption see above under Irish Dividend Withholding Tax (“DWT”) – General. Eligible US Holders who have DWT deducted from their dividend may, subject to certain conditions, be entitled to a refund by making an application to the Irish Revenue Commissioners at the address shown above. Where entitlement to repayment under Irish domestic law cannot be established, the provisions of the Tax Treaty may apply. The provisions of the Tax Treaty can limit the Irish tax liability of an Eligible US Holder, who is unable to claim repayment of the full DWT deducted from the dividend, to 15% of the aggregate of the cash dividend and related DWT (the ‘gross amount’). In such circumstances, the Eligible US Holder may claim repayment from the Irish Revenue Commissioners under the provisions of the Tax Treaty of the amount of DWT in excess of 15% of the gross amount of the dividend.

A Holder of ADSs (evidenced by ADRs) is exempt from Irish DWT, without the requirement to make a declaration, provided:

(a)	their address is located in the US

•	on the register of ADRs maintained by AIB’s ADR programme administrator, the Bank of New York, or

•	in the records of a further intermediary through which the dividend is paid; and

(b)	the Bank of New York or the intermediary concerned, as the case may be, satisfies certain conditions.

(iii)	Gains on Sale, Exchange or Other Disposal

A gain realised on the sale, exchange or other disposal of the AIB ordinary shares or ADSs by an Eligible US Holder who is not ordinarily resident in Ireland for Irish tax purposes is not subject to Irish capital gains tax.

(iv)	Irish Stamp Duty

No Irish Stamp duty is payable on transfers of or agreements to transfer ADRs, where the ADRs (or the underlying securities which they represent) are dealt in and quoted on a recognised stock exchange in the United States. The AIB ordinary shares that are listed and traded on the New York Stock Exchange (“NYSE”), in the form of ADSs, evidenced by ADRs, are within this exemption.

In the case of a transfer or sale of AIB ordinary shares, stamp duty will generally be charged at the rate of 1% of the value of the shares.

The deposit of AIB ordinary shares with the Depositary in exchange for ADSs or the surrender of the ADSs to the Depositary in return for ordinary shares where the deposit or surrender does not relate to a sale or contemplated sale or mortgage of such AIB ordinary shares, such as a conveyance or transfer as a result of which there is no change in beneficial interest, will generally not be chargeable to the 1% stamp duty. Where there is a deposit of ordinary shares with the Depositary in exchange for ADSs or the surrender of the ADSs to the Depositary in return for ordinary shares which is done as a conveyance on sale or in contemplation of sale, then stamp duty will be payable at the rate of 1% of the value of the shares.

(v)	Taxation of a Gift or an Inheritance

Capital Acquisitions Tax (“CAT”, comprising gift tax and inheritance tax) applies to gifts and bequests of Irish situate assets. CAT may also apply to non-Irish situate assets depending on the tax residence, ordinary residence and domicile positions of the donor and the successor or donee. As such, CAT applies to gifts and bequests of AIB ordinary shares. It is not entirely clear whether ADSs representing ordinary shares are regarded as non-Irish situate assets. As such, CAT may also apply to gifts and bequests of ADSs representing ordinary shares regardless of the residence, ordinary residence or domicile of the donor and successor or donee.

For further details of CAT see ‘Taxation of Irish Shareholders—Taxation of a Gift or an Inheritance’.

US Tax

(i)	US Federal Income Taxation

An Eligible US Holder is subject to US Federal income taxation on the gross amount of any dividend paid by AIB out of AIB’s current or accumulated earnings and profits (as determined for US federal income tax purposes). Dividends received by individuals before 1 January 2011, that constitute qualified dividend income, are taxed at a maximum federal tax rate of 15%, subject to certain holding requirements. Holders of Ordinary Shares or ADSs must have held their shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date.

Dividends paid by AIB with respect to ordinary shares or ADSs will be qualified dividend income for US tax purposes if AIB was not in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend was paid, a passive foreign investment company (“PFIC”). Based on our current and projected financial data, we believe AIB should not be treated as a PFIC for US federal income tax purposes with respect to tax years 2007 and 2008 and we do not anticipate that AIB would be treated as a PFIC for the 2009 year.

Dividends paid by AIB to US corporate stockholders with respect to ordinary shares and ADSs, will not qualify for the dividend received deduction otherwise generally allowed to such stockholders. The amount of the dividend to be included in income will be the US dollar value of the euro payment made, determined at the spot US dollar/Euro exchange rate on the date of actual or constructive receipt by the US Holder in the case of ordinary shares, or by the Depositary in the case of ADSs, regardless of whether the payment is actually converted into US dollars. Any gain or loss recognised by a US Holder on the sale or disposal of euros as a result of currency exchange fluctuations during the period from the date the dividend payment is includable in income to the date the payment is converted into US Dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income.

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

Subject to various limitations, Eligible US Holders who have Irish DWT applied to their dividend may be entitled to a credit against their US federal income tax liability. Under US tax law, the limitation on foreign taxes eligible for credit is calculated separately with respect to separate classes of income. Dividends paid by AIB after 1 January 2007 are foreign source “passive category income” or “general category income” depending on the holder’s circumstances. In either case, foreign tax credits allowable with respect to each category of income cannot exceed the US federal income tax otherwise payable with respect to such category of income. No foreign tax credit is allowed to the extent a refund of DWT is available to the Eligible US Holder.

Dividend reinvestment program: Holders of AIB ordinary shares represented by ADSs, may elect to participate in a dividend reinvestment program provided by the Depository, which under its BuyDirect program will reinvest stockholders’AIB dividends by purchasing additional AIB stock in the open market. The US tax treatment, as set out in the preceding paragraphs, applies to dividends received by such holders.

(ii)	US Withholding Tax

A holder of ADSs may, under certain circumstances, be subject to US backup withholding tax with respect to dividends paid on ADSs or the proceeds of sale of ADSs. A US holder of ADSs is subject to backup withholding tax unless such holder: (i) is a corporation or comes within the certain other exempt categories and, when required, certifies this fact; or (ii) provides a correct taxpayer identification number (“TIN”), certifies that such holder is not subject to backup withholding tax and otherwise complies with applicable requirements of the backup withholding tax rules. Subject to certain limitations, amounts withheld under the US backup withholding tax rules may be creditable against the holder’s US federal income tax liability.

(iii)	US State and Local Taxes

State and local taxes may apply to distributions received by holders of AIB ordinary shares or ADSs.

(iv)	Gains on Sale, Exchange or Other Disposal

Upon the sale, exchange or other disposal of AIB ordinary shares or ADSs, a US Holder will recognise a gain or loss, if any, equal to the difference between the amount realised upon the sale, exchange, or disposal and the US Holder’s tax basis. Generally, a holder’s tax basis in AIB ordinary shares or ADSs will be the US Holder’s cost. Such gain or loss will generally be capital gain or loss. Capital gains recognised by non-corporate US Holders before 1 January 2011, on shares held longer than one year, are taxed at a maximum rate of 15%. Any gain will generally be treated as income from sources within the US for foreign tax credit limitation purposes.

(v)	Taxation of a Gift or an Inheritance

The 1951 estate tax convention between Ireland and the US is accepted by both countries’ revenue authorities as applying to Irish inheritance tax, but not gift tax. Under this convention and US tax law any such inheritance tax payable in Ireland generally will be allowed as a credit, subject to certain limitations, against so much of the US federal estate tax as is payable on the same property. Transfers of AIB ordinary shares or ADSs upon death may be subject to US federal estate tax subject to certain threshold exemptions.

US federal gift tax may apply to gifts of AIB ordinary shares or ADSs subject to certain thresholds and exemptions. No credit is allowable against Federal gift tax for Irish gift tax paid on the same property.

Significant differences between AIB’s corporate governance practices and those followed by US companies under the New York Stock Exchange’s (“NYSE”) listing standards

Subject to certain exceptions, NYSE listed companies that are foreign private issuers are permitted to follow their home-country corporate governance practice in lieu of the provisions of Section 303A of the NYSE corporate governance standards (“NYSE standards”); one such exception requires such companies to ‘disclose any significant ways in which their corporate governance practices differ from those followed by US domestic companies under NYSE listing standards’ (Section 303A.1l). The following commentary is given for the benefit of AIB’s US shareholders, in compliance with this particular provision.

In common with companies listed on the Irish Stock Exchange and the London Stock Exchange, AIB’s corporate governance practices reflect, inter alia, compliance with (a) domestic company law; (b) the Listing Rules of the Irish Stock Exchange and the UK Listing Authority; and (c) the Combined Code on Corporate Governance (“the Combined Code”). Differences arise in the following areas:

(a)	under the NYSE standards, listed companies must have a Nominating/Corporate Governance Committee composed entirely of independent directors. The corresponding provision in the Combined Code requires that a majority of members of the nomination committee should be independent non-executive directors, a provision with which AIB is in compliance;

(b)	the NYSE standards require Nominating/Corporate Governance Committees to, inter alia, select, or to recommend that the Board selects, the ‘director nominees for the next annual meeting of shareholders’. As a measure of strengthened corporate governance, all AIB’s directors have, since the 2005 Annual General Meeting, retired from office and offered themselves individually for re-appointment on an annual basis;

(c)	the NYSE standards require a listed company’s Audit Committee to prepare an Audit Committee report to be included in the company’s annual proxy statement. No such requirement arises under Irish/UK company law, corporate governance, or Listing Rule provisions; AIB’s Corporate Governance statement, which is included in the Bank’s Annual Report and Accounts, and appears also on the Company’s website, contains information on the composition and role of the Audit Committee, and its Terms of Reference;

(d)	under NYSE standards, a listed company’s Audit Committee is required to discuss the company’s earnings guidance provided to analysts and rating agencies; AIB’s interim management statements (which include such guidance) are considered and approved by the Board as a whole;

(e)	the NYSE standards, referring to rule 10A-3(b)(2) of the Securities Exchange Act, require the Audit Committee to be ‘directly responsible for the appointment ... and retention .... of any registered public accounting firm engaged ... for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the listed issuer’. The corresponding provision in the Combined Code requires the Audit Committee to make recommendations to the Board in relation to the appointments, re-appointment and removal of the external auditor, a provision with which AIB is in compliance; recommendations regarding the appointment and/or removal of the external auditor are put to the shareholders for their approval in general meeting;

(f)	the NYSE standards require listed companies to adopt and disclose corporate governance guidelines, and stipulate certain subjects which must be addressed therein. The Combined Code also sets out guidelines for such disclosures with which AIB complies in full. AIB is in compliance with the NYSE requirements to disclose the stipulated corporate governance guidelines, with the exception of those relating to Management succession. AIB does not disclose details of policies and principles for CEO selection and performance review, or succession in the event of an emergency or the retirement of the CEO. Responsibility for development and execution of these policies and principles fall within the remit for the Board Nomination & Corporate Governance Committee.

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

There are no restrictions under AIB’s Articles of Association or under Irish law, as currently in force, that limit the right of nonresident or foreign owners, as such, to hold securities of AIB freely or, when entitled, to vote such securities freely. There are currently no restrictions under Irish law, decrees, or regulations affecting the remittance of dividends or other payments to non-resident holders of AIB securities except:

(1) in respect of the making available, directly or indirectly, of “funds” (defined as including dividends) to or for the benefit of: (a) any person, group or entity associated with the late Mr Slobodan Milosevic and certain persons associated with him, under EC Council Regulation No. 2488/2000 of 10 November 2001 (as amended); (b) certain persons and entities associated with Osama bin Laden, the Al-Qaida network and the Taliban of Afghanistan under EC Council Regulation No. 881/2002 of 27 May 2002 (as amended); (c) certain persons involved in governmental functions in Burma/Myanmar being persons designated under EC Council Regulation No. 817/2006 of 29 May 2006 (as amended); (d) certain persons involved in the Government of Zimbabwe and persons or bodies associated with them, under EC Council Regulation No. 314/2004 of 19 February 2004 (as amended); (e) any person, group or entity associated with the late former President Sadam Hussain, senior officials of his regime, immediate members of their families and persons, bodies or entities owned or controlled directly or indirectly by those persons, or by any person acting on their behalf or at their direction, and (in respect of funds located outside Iraq on or after 22 May 2003) the previous Government of Iraq, or any of the bodies, corporations or agencies identified under EC Council Regulation No. 1210/2003 of 7 July 2003 (as amended); (f) former Liberian President Charles Taylor and the members of his family and other persons and entities identified in EC Council Regulation No. 872/2004 of 29 April 2004 (as amended); (g) certain persons acting in violation of the arms embargo with regard to the Democratic Republic of the Congo identified under EC Council Regulation No. 1183/2005 of 18 July 2005 (as amended); (h) certain persons indicted by the International Criminal Tribunal for the former Yugoslavia identified under EC Council Regulation No. 1763/2004 of 11 October 2004 (as amended); (i) certain persons, or entities identified, in view of the situation in the Ivory Coast, under EC Council Regulation No. 560/2005 of 12 April 2005 (as amended); (j) persons entities or bodies impeding the peace process and breaking international law in the conflict in the Darfur region in Sudan identified under EC Council Regulation No. 1184/2005 of 18 July 2005 (as amended); (k) President Lukashenko, the Belarusian Leadership and certain officials under EC Council Regulation No. 765/2006 of 18 May 2006; (l) certain persons, or entities or bodies engaged in, directly associated with or providing support for the importation or exportation of goods and technology which could contribute to Iran’s enrichment-related, reprocessing, or heavy water-related activities, or the development of nuclear weapon delivery systems under EC Council Regulation No. 423/2007 (as amended); and (m) persons, entities and bodies engaged in providing support for certain programmes of the Democratic People’s Republic of Korea under EC Council Regulation No. 329/2007 (as amended); and

(2) in respect of the making available, directly or indirectly, of funds, other financial assets and economic resources to or for the benefit of a natural person, group or entity involved in a list established by the Council of the European Union under EC Council Regulation No. 2580/2001 of 27 December 2001 on specific restrictive measures directed against certain persons and entities with a view to combating terrorism (as amended). All of these exceptions arise from United Nations and/or European Union sanctions.

DESCRIPTION OF PROPERTY

At 31 December 2008 AIB Group operated from approximately 900 branches and outlets worldwide, principally in Ireland, Northern Ireland, Great Britain and Poland. A majority of the branches and offices are owned outright, with the remainder being held under commercial leases.

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

In Britain, AIB Group (UK) p.l.c. is the major tenant of Bankcentre—Britain, located at Belmont Road, Uxbridge, West London, occupying approximately 63% of the 74,000 square feet of office space. The building, held under a 25 year lease from completion of construction in 1988, serves as headquarters for AIB Group operations in Britain.

In Northern Ireland, AIB Group (UK) p.l.c. owns the First Trust Centre, a building containing 90,000 square feet of office space and located at 92 Ann Street, Belfast. This, together with a building at 4 Queens Square, Belfast comprising 32,000 square feet serves as headquarters for AIB Group operations in Northern Ireland.

In Poland, BZWBK owns its head office buildings in Wroclaw containing office space of approximately 72,000 square feet at Strzegomska Street 8-10, approximately 62,000 at Rynek 9/11 and 59,000 square feet at Ofiar Oswiecimskich Street 38/40. BZWBK also has a long leasehold interest in its head office buildings in Poznan at Plac Andersa 5, occupying approximately 122,000 square feet and at Chlebowa Street 4/8, occupying approximately 27,000 square feet. In Warsaw, BZWBK holds a long leasehold interest in its head office buildings at Marszalkowska Street 142, occupying approximately 43,000 square feet and concluded a lease agreement in 2008 to rent approximately 59,000 square feet at Grzybowska Street 5A.

The Group does not have significant property holdings in the US, other than through its ownership interests in M&T.

Additional information (continued)

1.	Internet-based Shareholder Services

Ordinary Shareholders with access to the internet may:

•	register for electronic communications on the following link, www.computershare.com/investor/ie/ecomms;

•	check their shareholdings on the Company’s Share Register;

•	check recent dividend payment details; and

•

download standard forms required to initiate changes in details held by the Registrar, by accessing AIB’s website at www.aibgroup.com, clicking on the ‘Check your Shareholding’ option, and following the on-screen instructions. When prompted, the Shareholder Reference Number (shown on the shareholder’s share certificate, dividend counterfoil and personalised circulars) should be entered. These services may also be accessed via the Registrar’s website at www.computershare.com.

Shareholders may also use AIB’s website to access the Company’s Annual Report & Accounts.

2.	Stock Exchange Listings

Allied Irish Banks, p.l.c. is an Irish-registered company. Its ordinary shares are traded on the Irish Stock Exchange, the London Stock Exchange and, in the form of American Depositary Shares (ADSs), on the New York Stock Exchange (symbol AIB). Each ADS represents two ordinary shares and is evidenced by an American Depositary Receipt (ADR).

3.	Registrar

The Company’s Registrar is:

Computershare Investor Services (Ireland) Ltd.,

Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18.

Telephone: +353-1-247 5411. Facsimile: +353-1-216 3151.

Website: www.computershare.com / www.investorcentre.com/ie/contactus

4.	American Depositary Shares

American Depositary Shares provide US residents wishing to invest in overseas securities with a share certificate and dividend payment in a form familiar and convenient to them. The Company’s ordinary share ADR programme is administered by The Bank of New York Mellon – see address on page 275.

5.	Shareholding analysis

			as at 31 December 2008
Size of shareholding	Shareholder Accounts * Number	%	Shares ** Number	%
1 – 1,000	52,997	58	20,472,797	2
1,001 – 5,000	27,669	30	66,638,714	8
5,001 – 10,000	5,804	7	42,971,016	5
10,001 – 100,000	4,490	5	73,316,581	8
100,001 – over	384	—	679,356,348	77

Total	91,344	100	882,755,456	100

Geographical division
Republic of Ireland	76,357	84	358,848,958	41
Elsewhere	14,987	16	523,906,498	59

Total	91,344	100	882,755,456	100

*	Shareholder account numbers reflect US ADR account holders (17,000 approx.) held in a single nominee account
**	Excludes 35,680,114 shares held as Treasury Shares – see note 49.

Financial calendar

Annual General Meeting: Thursday, 7 May 2009, at Bankcentre, Ballsbridge, Dublin 4.

Interim results

Unaudited interim results for the half-year ending 30 June 2009 will be announced on 5 August 2009. The Half-yearly Financial Report will be available on the Company’s website – www.aibgroup.com.

Shareholder enquiries should be addressed to:	For holders of ADRs in the United States:

For holders of Ordinary Shares:	BNY Mellon Shareholder Services,
Computershare Investor Services (Ireland) Ltd.,	P.O. Box 358516,
Heron House,	Pittsburgh, PA 15252-8516
Corrig Road,	Telephone 1-866-259-2282
Sandyford Industrial Estate,	Telephone (International 1-201-680-6825)
Dublin 18, Ireland	e-mail: shrrelations@bnymellon.com
Telephone: +353 1 247 5411	Website: www.bnymellon.com/shareowner
Facsimile: +353 1 216 3151	or
Website: www.computershare.com/	Ann Kerman, A.V.P.,
www.investorcentre.com/ie/contactus	Allied Irish Banks, p.l.c.,
or	105, North Front Street, Suite 303,
www.aibgroup.com – click on ‘Check your Shareholding’	Harrisburg, PA 17101,
USA.
Telephone: +717-238-2449
Facsimile: +717-238-3499
e-mail: ann.l.kerman@aibny.com

Principal Address

Ireland & Britain	Facsimile: +353 1 679 5933	405 Park Avenue, New York,
NY 10022.
Group Headquarters	AIB Global Treasury	Telephone: +1 212 339 8000
Bankcentre, PO Box 452,	AIB International Centre,	Facsimile: +1 212 339 8007/8
Ballsbridge, Dublin 4.	IFSC, Dublin 1.
Telephone: +353 1 660 0311	Telephone: +353 1 874 0222	AIB Corporate Banking
Website: http://www.aibgroup.com	Facsimile: +353 1 679 5933	North America
AIB Bank (RoI)	St. Helen’s (first floor),	405 Park Avenue, New York, NY 10022.

Bankcentre, Ballsbridge,	1 Undershaft,	Telephone: +1 212 339 8000
Dublin 4.	London EC3A 8AB.	Facsimile: +1 212 339 8325
Telephone: +353 1 660 0311	Telephone: +44 207 309 3000
Facsimile: +353 1 283 0490		AIB Corporate Banking
	AIB Investment Managers Limited	North America
First Trust Bank	AIB Investment House,	601 South Figueroa Street,
First Trust Centre, 92 Ann Street,	Percy Place, Dublin 4.	Suite 4650, Los Angeles,
Belfast BT1 3HH.	Telephone: +353 1 661 7077	CA 90017.
Telephone: +44 28 9032 5599	Facsimile: +353 1 661 7038	Telephone: +1 213 622 4900
From RoI: 048 9032 5599		Facsimile: +1 213 622 4943
AIB International Financial Services
First Trust Bank	Limited	AIB Global Treasury Services
4 Queen’s Square,	AIB International Centre,	405 Park Avenue, New York,
Belfast, BT1 3DJ.	IFSC, Dublin 1.	NY 10022.
Telephone: +44 28 9024 2423	Telephone: +353 1 874 0777	Telephone: +1 212 339 8000
Facsimile: +44 28 902 35480	Facsimile: +353 1 874 3050	Facsimile: +1 212 339 8006

Allied Irish Bank (GB)	Goodbody Stockbrokers	Allied Irish Bank, p.l.c.
Bankcentre, Belmont Road,	Ballsbridge Park,	Houston Representative Office,
Uxbridge, Middlesex UB8 1SA.	Ballsbridge, Dublin 4.	1111 Bagby Street, Suite 2245,
Telephone: +44 1895 272 222	Telephone: +353 1 667 0400	Houston TX 77002.
Facsimile: +44 1895 619 305	Facsimile: +353 1 667 0230	Telephone: +1 713 292 1025

AIB Finance & Leasing	AIB Global Corporate Banking
SCC - Credit Operations	Bankcentre, Ballsbridge,
Block K3,	Dublin 4.
Bankcentre,	Telephone: +353 1 660 0311
Ballsbridge,	Facsimile: +353 1 668 2508
Dublin 4.
Telephone: 1890 474747	AIB Corporate Finance Limited
Facsimile: 1850 445588	85 Pembroke Road,
email: aibfinl@aib.ie	Ballsbridge, Dublin 4.
AIB Card Services	Telephone: +353 1 667 0233 Facsimile: +353 1 667 0250

Sandyford Business Centre,
Blackthorn Road,
Sandyford, Dublin 18.	AIB Corporate Banking Britain
Telephone: +353 1 668 5500	St Helen’s, 1 Undershaft,
Facsimile: +353 1 668 5901	London EC3A 8AB.
Telephone: +44 207 090 7130
Facsimile: +44 207 090 7101

AIB Capital Markets
AIB International Centre,	USA
IFSC, Dublin 1.
Telephone: +353 1 874 0222	Allied Irish America

Principal Address (continued)

Poland	Allied Irish Banks, p.l.c. Corporate Banking France, 39 avenue Pierre 1er de Serbie,	Canada
Bank Zachodni WBK S.A.
Allied Irish Banks, p.l.c.
Rynek 9/11, 50-950 Wroclaw.	75008 Paris, France.	70 York Street, Suite 1260,
Telephone: +48 71 370 2478	Telephone: +33 1 53 57 76 10	Toronto, Ontario,
Facsimile: +48 71 370 2771	Facsimile: +33 1 53 57 76 20	M5J 1S9, Canada.
Telephone: +1 416 342 2550
AIB European Investments	AIB Corporate Banking	Facsimile: +1 416 342 2590
(Warsaw) Sp. z o.o.	Germany
Krolewska Building, 4th floor,	An der Welle 3,	Australia
Ul.Marszalkowska 142,	60322 Frankfurt am Main,
00-061 Warsaw.	Germany.	Allied Irish Banks, p.l.c.
Telephone: +48 22 586 8000	Telephone: +49 69 971 42142	Sydney Branch,
Facsimile: +48 22 586 8001	Facsimile: +49 69 971 42116	Level 28, Governor Phillip Tower,
AIB PPM Sp. z o.o.	AIB Administrative Services Hungary	1 Farrer Place, Sydney NSW 2000,

Atrium Tower,	Dohány Utca 12, 2nd Floor,	Australia.
Al. Jana Pawla II 25,	H-1074 Budapest,	Telephone: +61 2900 74 500
00-854 Warszawa,	Hungary.	Facsimile: +61 2900 74 598
Poland.	Telephone: +36 1 328 6800
Telephone: +48 22 653 4660	Facsimile: +36 1 328 6801
Facsimile: +48 22 653 4661
AIB Administrative Services Schweiz
GmbH
Rest of World	Bellerivestrasse 17,
8008 Zurich,
AIB Bank (CI) Limited	Switzerland.
AIB House,	Telephone: +41 43 488 4343
25 Esplanade, St. Helier,	Facsimile: +41 43 488 4344
Jersey, JE1 2AB.
Telephone: +44 1534 883000	AIB Administrative Services
Facsimile: +44 1534 883112	Luxembourg
S.á.r.l.,
AIB Bank (CI) Limited	16 avenue Pasteur,
Isle of Man Branch,	L-2310 Luxembourg,
10 Finch Road,	Grand Duchy of Luxembourg.
Douglas, Isle of Man IM1 2PT.	Telephone: +352 26 121810
Telephone: +44 1624 639639	Facsimile: +352 26 121830
Facsimile: +44 1624 639636

All numbers are listed with international codes. To dial a location from within the same jurisdiction, drop the county code after the + sign and place a 0 before the area code. This does not apply to calls to First Trust from Ireland (Republic).

Index

A
Accounting policies	119
Additional parent company information on risk	248
Administrative expenses	154
AmCredit	208
Amounts written off financial investments available for sale	164
Annual General Meeting	115
Approval of accounts	254
Associated undertakings	33 & 199
Audit Committee	113
Auditor	110
Auditor’s remuneration	166
Average balance sheets and interest rates	244

B
Balance sheets	137 & 138
Board Committees	113
Board & Group Executive Committee	106
Branch sale programme	211
Bulgarian American Credit Bank	203
Businesses of AIB Group	14

C
Capital adequacy information	243
Capital management	47
Capital Requirements Directive	47
Chairman’s statement	4
Commitments	242
Companies (Amendment) Act 1983	242
Company secretary	113
Compliance statement	117
Construction contract income	165
Contingent liabilities and commitments	221
Corporate Governance	106
Corporate Social Responsibility	8
Corporate Social Responsibility Committee	114
Credit ratings	196
Credit risk	68
Currency information	243
Customer accounts	213

D
Debt securities in issue	214
Deferred taxation	210
Deposits by banks	212
Derivative financial instruments	172
Directors	106
Directors’ interests	238
Directors’ remuneration	234
Disposal Group and Assets classified as held for sale	211
Distributions on equity shares	169
Distributions to other equity holders	169
Dividend income	121 & 153
Dividends	248

E
Earnings per share	26 & 167
Earnings per share - adjusted	168
Employees	118
Exchange controls	272
Exchange rates	243

F
Fair value of financial instruments	226
Finance leases and hire purchase contracts	188
Financial and other information	243
Financial assets and financial liabilities by residual maturity	231
Financial calendar	275
Financial investments available for sale	189
Financial investments held to maturity	195
Financial liabilities by undiscounted contractual maturity	233
First Data Corporation	211
Foreign exchange rate risk	91
Forward looking information	2

G
Going concern	116
Group Internal Audit	67
Group Chief Executive’s review
6

H
Hibernian Life Holdings Limited	202

I
Income statement	136
Income tax expense	33 & 166
Independent auditor’s report	256
Institutional shareholders	115
Intangible assets and goodwill	207
Interest and similar income	153
Interest expense and similar charges	153
Interest rate risk (non-trading)	90
Interest rate sensitivity	228
Internal controls	116
Investments in Group undertakings	205
Irish Government Guarantee and recapitalisation	224

L
Liquidity risk	92
Loans and receivables to banks	179
Loans and receivables to customers	180

M
Management report	24
Market risk	88
Memorandum and articles of association	263
Minority interests in subsidiaries	167 & 220
M&T Bank Corporation	201

N
Net fee and commission income	154
Net trading income	154
Nomination and Corporate Governance Committee	114

O
Offer and listing details	267
Operational risk	93
Other equity interests	220
Other liabilities	214
Other operating income	154
Own shares	218

P		Subordinated liabilities and other capital instruments
Pension risk	95		216
Post-balance sheet events	248	Supervision and regulation	96
Principal addresses	276
Profit on disposal of businesses	165
Profit on disposal of property	164	T
Property, plant & equipment	208	Taxation	268
Prospective accounting changes	134	Trading portfolio financial assets	170
Provisions for impairment of loans and receivables	185	Trading portfolio financial liabilities	213
Provisions for liabilities and commitments	215
		W
R		Website	115
Reclassification of financial assets	146
Reconciliation of movements in shareholders’ equity	142 & 144
Regulatory Compliance	66 & 94
Regulatory Compliance risk	94
Related Party Transactions	240
Remuneration Committee	114 & 235
Report of the Directors	109
Reporting currency	266
Reputational risk	64
Retirement benefits	160
Risk appetite	65
Risk governance and risk management organisation	65
Risk identification and assessment process	67
Risk management	59
Risk philosophy	65
Risk strategy	67

S
Schedule to Report of the Directors	258
Segmental information	146
Share-based compensation schemes	154
Share capital	218
Share repurchases	218
Statement of cash flows	139 & 231
Statement of Directors’ Responsibilities	255
Statement of recognised income and expense (“SORIE”)	141

20F Cross reference index

2008 Form 20-F item number			11	Quantitative & Qualitative Disclosures about Risk
1	Identity of Directors, Senior Management and Advisors			Risk Management - Framework	65
				Risk Management - Individual Risk Types	68
	Not applicable			Supervision & Regulations	96
2	Offer statistics and expected timetable		12	Description of Securities other than Equity Securities
	Not applicable
3	Key information			Not applicable
	Financial data	21	13	Defaults, dividend Arrearages & Delinquencies
	Risk factors	60		Not applicable
4	Information on the company		14	Material Modifications to the Rights of Security Holders & Use of Proceeds
	History and development of the company	13
	Businesses of AIB	14		Not applicable
	Organisational structure	16	15	Controls & Procedures
	Description of property	273		Evaluation of disclosure controls & procedures	117
5	Operating and Financial Review & Prospects			Managements’ report on internal control over financial reporting	117
	Critical accounting policies	50
	Management report	24	16A	Audit Committee Financial Expert	113
	Capital management	47	16B	Code of Ethics	117
	Off-balance sheet arrangements	58	16C	Principal Accountant Fees & Services	114
	Deposits and short term borrowings	53	17	Financial Statements
	Financial investments available for sale	55		Not applicable
	Contractual obligations	57	18	Financial Statements & Exhibits
6	Directors’ Senior Management & Employees			Financial Statements	119
	The Board and Group Executive Committee	106
	Report on Directors’ remuneration and interests	234
	Directors’ report	109
	Corporate Governance Statement	111
	Employees	118
7	Major Stockholders and Related Party Transactions
	Major stockholders	110
	Related party transactions	240
8	Financial information
	Legal proceedings	221
	Prospective accounting changes	134
9	The offer and Listing
	Offer and Listing details	267
10	Additional information
	Memorandum and Articles of Association	263
	Exchange controls	272
	Taxation	268

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant, Allied Irish Banks, p.l.c., certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 13 March 2009.

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

4. AIB’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for AIB and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

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

Dated: 13 March 2009	/s/ EUGENE SHEEHY
	Name:	Eugene Sheehy
	Title:	Group Chief Executive

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

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in

AIB’s internal control over financial reporting.

Dated: 13 March 2009	/s/ JOHN O’DONNELL
	Name:	John O’Donnell
	Title:	Group Finance Director

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

The Annual Report on Form 20-F for the year ended 31 December 2008 (the “Report”) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: 13 March 2009	/s/ EUGENE SHEEHY
	Name:	Eugene Sheehy
	Title:	Group Chief Executive

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

The Annual Report on Form 20-F for the year ended 31 December 2008 (the “Report”) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: 13 March 2008	/s/ JOHN O’DONNELL
	Name:	John O’Donnell
	Title:	Group Finance Director

The foregoing certification is being furnished solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Report or as a separate disclosure document.