Form 20-F
period 2009-12-31
ALLIED IRISH BANKS PLC
filed 2010-03-08
CIK 850364

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR l5(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR l5(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-10284

Allied Irish Banks,

public limited company

(Exact name of registrant as specified in its charter)

Ireland

(Jurisdiction of incorporation or organization)

Bankcentre, Ballsbridge, Dublin 4, Ireland

(Address of principal executive offices)

David O’Callaghan, Company Secretary

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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☒ Yes  ☐ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an acceleratted filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

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

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations and business of the Group and certain of the plans and objectives of the Group. In particular, among other statements, certain statements in the Executive Chairman’s statement, the Group Managing Director’s review, and the Financial Review and Risk Management sections, with regard to management objectives, trends in results of operations, margins, risk management, competition and the impact of changes in International Financial Reporting Standards are forward-looking in nature. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. Examples of forward-looking statements include among others, statements regarding the Group’s future financial position, income growth, loan losses, business strategy, projected costs, capital ratios, estimates of capital expenditures, and plans and objectives for future operations. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking information. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements and these are set out in ‘Risk factors’ on pages 64—66. These factors include, but are not limited to, the effects of participation in the National Asset Management Agency (“NAMA”), conditions that may be imposed by the European Commission following consideration of the Group’s restructuring plan, the effects of the challenging economic environment, both domestically and internationally, the effects of continued volatility in credit markets, the effects of changes in valuation of credit market exposures, changes in valuation of issued notes, changes in economic conditions globally and in the regions in which the Group conducts its business, changes to minimum capital ratios required by various regulatory bodies, changes in fiscal or other policies adopted by various governments and regulatory authorities, the effects of competition in the geographic and business areas in which the Group conducts its operations, the ability to increase market share and control expenses, the effects of changes in taxation or accounting standards and practices, acquisitions, future exchange and interest rates and the success of the Group in managing these events. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made.

AIB cautions that the foregoing list of important factors is not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and events when making an investment decision based on any forward-looking statement. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Annual Financial Report may not occur. The Group does not undertake to release publicly any revision to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof.

Financial highlights

	2009 € m		Restated(1) 2008 € m
Results
Total operating income	4,859		5,068
Operating (loss)/profit	(2,418)		862
(Loss)/profit before taxation	(2,656)		1,034
(Loss)/profit attributable to owners of the parent	(2,413)		772

Per € 0.32 ordinary share
(Loss)/earnings – basic	(215.2	)c	83.4	c
(Loss)/earnings – diluted	(215.2	)c	83.3	c
Dividend	—		81.8	c
Dividend payout	—		37%
Net assets	€7.81		€9.63

Performance measures
Return on average total assets	(1.29)%		0.47%
Return on average ordinary shareholders’ equity	(24.8)%		8.2%

Statement of financial position
Total assets	174,314		182,174
Ordinary shareholders’ equity	6,970		8,472
Loans and receivables to banks and customers(2)	131,464		135,755
Deposits(3)	147,940		155,996

Capital ratios
Equity core tier 1	5.0%		5.8%
Core tier 1 capital	7.9%		5.8%
Tier 1 capital	7.2%		7.4%
Total capital	10.2%		10.5%

(1)	Restated due to change in accounting policy for insurance contracts - see Accounting policies - Basis of preparation.
(2)	Includes loans and receivables held for sale to NAMA.
(3)	Deposits by banks, customer accounts and debt securities in issue.

Executive Chairman’s statement

AIB’s financial performance in 2009 was highly unsatisfactory and we continue to wrestle with a series of fundamental challenges to our business.

Our shareholders, customers and staff deserve an explanation of why AIB finds itself in this position.

AIB was one of many institutions around the world that had to cope with turmoil in global financial markets in recent years. The turmoil was so intense that it would have made it very difficult for AIB to reach this point in the economic cycle in reasonable shape. But we made significant contributions to our own problems.

AIB Bank is our established retail franchise in the Republic of Ireland. Within the control of the bank, but separate from the day-to-day activities of the branch network, we set up teams to lend money to developers in the property and construction sector.

With the benefit of hindsight, it is obvious that many banks, including AIB, lent too much money to this particular sector. It is also clear, in retrospect, that our credit management processes and our oversight in this area failed to prevent this from happening in AIB.

All these problems were compounded by a near universally held view of the future of the Irish economy that was remarkably benign. A view that was wrong. Another important factor was the intense competition AIB faced at the time.

We have to be ready to learn the lessons of recent events and this is why we will co-operate fully with the banking inquiry now being established in Ireland.

AIB also continues to work closely with the Irish Government to assist the Government’s broader objective to stabilise the economy as a whole.

Our new management team, headed by our Group Managing Director Colm Doherty, is now in place. I firmly believe Colm has the strategy, the vision and the ability to rebuild trust and confidence in AIB. For more about this, see his statement on pages 6 and 7.

AIB appreciates the financial support it received from Irish taxpayers in 2009 and the Irish Government’s commitment to continue that support.

The Government first acknowledged the systemic importance to the Irish economy of AIB, and other institutions, through the establishment of the 2008 Bank Guarantee Scheme and the Credit Institutions (Eligible Liabilities Guarantee) Scheme in 2009. The National Pensions Reserve Fund Commission also made a € 3.5 billion investment in AIB through non-cumulative preference shares.

In April 2009 the Government said it was to establish the National Asset Management Agency with the aim of restoring stability to the banking system. More details of this support are set out on page 13 and in note 55 to the financial statements. The support we received from the Government has also created a need for state-aided Irish banks to deliver a restructuring plan to the Irish Government for submission to the European Commission for review and approval. AIB’s plan was submitted in November and the review process is not yet completed.

In line with global trends for banks to hold more capital, AIB will be moving to increase its capital ratios.

NAMA, an agreement with the EU on the restructuring plan and capital raising are key tasks for AIB and in November last year I took on executive responsibility, on a temporary basis, for oversight of AIB’s work in these areas.

There have been a number of changes to the AIB Board over the past year. Declan Collier and Dick Spring joined in January 2009 as nominees of the Government. Michael Sullivan and Donal Forde left the AIB Board at the time of the AGM last May. Dermot Gleeson retired in July, John O’Donnell in August and Eugene Sheehy in November. In January 2010, Dr Michael Somers was appointed to the AIB Board as a non-executive director by the National Pensions Reserve Fund Commission.

The challenges facing AIB are considerable. Rebuilding AIB will not happen overnight but a process of positive change is now underway.

Dan O’Connor

Executive Chairman

1 March 2010

Group Managing Director’s review

2009 was a tough year for AIB. Our financial performance was hit by the financial turmoil and the continuing economic downturn, but also, in retrospect, by our own self-inflicted problems.

We made a loss of € 2.3 billion and our adjusted basic loss per share was EUR 344.4c. There was a stark contrast between our high performing international businesses and those with a focus on property, particularly those in the Republic of Ireland.

Details of the provisions AIB made for 2009 are set out in note 29 to the financial statements.

AIB’s underlying pre-provision operating profit of € 2.3 billion in 2009 (excluding a capital exchange gain of € 623 million) was down on the 2008 figure of € 2.7 billion. In 2009, AIB Bank in the Republic lost € 3.6 billion, AIB Bank in the UK € 16 million (Stg£15 million) and the contribution from M&T Bank in the US was also down. Our CEE division recorded a profit of € 79 million while AIB Capital Markets made € 531 million. For more details on divisional performance, please see pages 40 to 50.

The transfer of loans from AIB to NAMA will increase our capital requirements and initiatives to boost our equity capital base are underway.

AIB is also delivering on its responsibilities and commitments to support the Irish economy. We will keep doing what we can to help customers in trouble, although, inevitably, this may not be possible in all cases.

AIB is one of the few financial institutions offering competitive home loans in the Irish market at the moment. Our main focus is first-time buyers, though we are also keen to support existing customers who want to trade up their property – or top up their mortgage.

We know some of our customers are struggling to repay their home loans. In these circumstances, it is important we listen to them and work together to agree practical solutions to their difficulties.

AIB adheres to various Irish statutory and voluntary guidelines which protect family homes. These guidelines include the Code of Conduct on Mortgage Arrears, the Irish Banking Federation/Money Advice & Budgeting Service protocol and the IBF Statement of Intent. I also would like to put on record that AIB has not compulsorily repossessed a family home in Ireland in more than six years.

AIB is proud to be Ireland’s leading business bank with more than 40% of firms operating their main accounts with us. We are committed to engaging with our 170,000 business customers about working capital and investment needs.

As part of our commitment to the Irish Government, we sanctioned more than 56,000 credit applications for small and medium-sized enterprises to the value of € 2.5 billion in 2009.

Last Autumn we also completed the opening of 15 dedicated business centres across Ireland. These new centres, staffed with more than 250 experienced relationship managers, augment our existing branch network and improve the support and expertise we are offering SMEs in this difficult era.

The strategy of AIB is outlined on page 17 of this report. As part of this 1,000 day action plan, a new management team has been appointed.

Top of my list of priorities when I became Group MD in December last year was to ensure we learn the lessons of recent times, especially the need to improve our identification and management of risk in a timely and effective way. AIB’s credit and risk infrastructure is now being centralised and our policies and procedures in this vital area are being comprehensively overhauled.

I realise AIB will be a smaller bank in the future with reduced income levels. This is why improving profitability and reducing costs remain key objectives for the AIB management team.

I am determined to do everything possible to rebuild the foundations of AIB, underpin its viability and renew the confidence of all stakeholders in the organisation.

Colm Doherty

Group Managing Director

1 March 2010

Corporate Social Responsibility

AIB’s commitment to Corporate Social Responsibility (“CSR”) is reflected in the practices and policies which we have in place throughout the organisation. Since 2003, we have reported on our CSR activities and progress in the areas of community, staff, marketplace and environment. The current economic landscape provides us with significant challenges and we will continue to work with all our stakeholders to develop our activities. Our website www.aibgroup.com/csr contains additional information on these activities. Here are some highlights for 2009:

Marketplace

This year has been particularly challenging for our customers, suppliers and business partners. Under the terms of the Government Recapitalisation Scheme, announced in December 2008, we committed to the introduction of a number of initiatives to stimulate and support growth in the Irish economy. These were under the headings of business credit, home mortgages, financial inclusion and prompt payment. Reports were submitted quarterly to the Irish Government and progress is detailed below:

•

One of the commitments to the Government was to increase lending capacity to small and medium enterprises. We sanctioned more than 56,000 credit applications for SMEs to the value of € 2.5 billion in 2009. This activity was supported by a communication campaign which was undertaken to promote SME lending during the year. In addition, a contribution of € 15 million from AIB and € 8 million from Enterprise Ireland, in new seed capital funds, was provided to the AIB Seed Capital Fund, announced by the Tanaiste Mary Coughlan TD in December 2009. This fund is now active and is receiving applications from entrepreneurs.

•

An Environmental Fund of € 100 million was launched to support environmentally friendly investments with a view to reducing energy usage by facilitating switching to renewable energies to reduce Ireland’s carbon footprint. This fund complements our internal and external ‘Add more green’ initiatives and while take up has been slow, it is progressing.

•

AIB committed to providing an additional 30% capacity for lending to first time buyers in 2009 together with active promotion of mortgage lending at competitive rates, with increased transparency on the criteria to be met.

AIB maintained a strong competitive position in the First Time Buyers Mortgage market and the additional capacity amounted to € 1.1 billion. This was supported by the AIB ‘First Steps to Getting a Mortgage’ guide, together with local and national advertising through print, digital and broadcast media.

•	Statutory Codes of Conduct on Mortgage Arrears and Business Lending to SMEs were introduced by the Financial Regulator in Ireland, which AIB has implemented within the agreed timeframes.

In terms of supply chain management, Cost Management and Procurement Services has developed a set of AIB Group Procurement Principles. These provide a set of key guidelines for AIB and its suppliers to adhere to and cover areas such as accountability, business ethics, integrity and fair dealing among others. These principles have been signed-up to by the bank’s Tier 1 suppliers and will be rolled-out to other vendors within the supply chain over time. In addition this area attained the SO9001:2008 Quality Management System Accreditation standard in 2009.

An Enterprise Complaints system is in place with comprehensive reporting provided to the divisional management team, the compliance department and the CSR committee. Complaints are actively managed and key areas are identified for attention, with support and changes made to systems in order to improve customer service.

AIB won the Best Financial Services Website award at the Digital Media Awards 2009 and, for the second year in a row, BZWBK won the Best Managed Company at the annual Parkiet Bull & Bear Awards. AIB has retained ISO20000 certification for all IT services in the company and continues to be the first and only financial organisation in Ireland to hold this certification.

Staff

2009 was a challenging year for our staff, particularly those in customer facing areas. Our people have shown strong resilience, commitment and flexibility through a period of great change for the bank.

As an integral part of our cost management programme, we have not been replacing people who leave, promotion opportunities have been curtailed and overall pay levels have been reduced. Staff have been redeployed to fill key roles across the Group to meet our business and customer needs. This has involved additional training in the new roles for many people and flexibility from people taking on new responsibilities. Staff workshops have also been conducted to provide them with additional support, with the emphasis on building personal resilience, coping with change and on managing personal finances.

In addition, AIB provides a free and confidential counselling service to all staff, as well as their family members. This proactive service, which promotes and sustains a healthy work environment, is managed by the bank’s Occupational Health Unit. This unit offers advice and support to staff and a discounted health screening service. In addition they actively manage and support staff in times of ill-health in accordance with the bank’s Absence Management Policy.

In March 2009 AIB launched its Time Out programme. This introduced a range of flexible working arrangements for staff, including unpaid leave, service leave and sabbatical leave. This programme responds to the needs of staff in terms of providing flexibility at work and at the same time reduces costs. More than 2,100 staff have been accommodated to the end of 2009 and it has been agreed to extend the programme for a further year, with some enhancements.

Staff training is critical to ensure that the bank maintains very high standards in relation to regulatory compliance and the highest standards possible in dealing with its customers. Staff are required to undertake a series of compliance and ethics courses. During 2009 mandatory courses included anti-money laundering, conflicts of interest and handling confidential information. In addition, almost 2,500 staff are currently studying towards the completion of professional qualifications required by the Regulator, in order to allow them provide credit and investment advice to customers. This is supported by the bank with study leave, study groups and the provision of lectures.

AIB places strong emphasis on employee health & safety. To support this, a new e-learning course was launched which all staff are required to complete.

BZWBK were the recipients of two people awards this year. One was at Poland’s HR Management Leader awards and the other award was for its mother-friendly workplace policies.

The Partnership arrangement between AIB and the Irish Bank Officials’Association (IBOA), the recognised trade union for bank officials in the Republic of Ireland, Northern Ireland and Great Britain, continued in 2009. Both bank and union representatives dealt with a range of issues, including pay, pensions, organisational change and job security.

Employee information AIB Group

Total staff *	23,275
Voluntary attrition	2.5%
Permanent/temporary staff	95	%(P)
	5	%(T)
Part-time/Full time staff	9	%(PT)
	91	%(FT)
Average age of employees (years)	39
Average length of service (years)	13.3
Male/Female staff	36	%(M)
	64	%(F)

*	Reflects the Full Time Equivalent (“FTE”) of staff in payment, includes staff on paid leave arrangements

Corporate Social Responsibility

Community

AIB is proud to support the communities in which it operates. In July 2009, Onside Research reported that AIB was acknowledged as the top company in Ireland associated with corporate giving in terms of sponsorship. The 2009/10 AIB Better Ireland Programme opened for applications in October. This programme has now been broadened to include all vulnerable children, not just those affected by poverty, drugs and disability. The projects will be selected by the public who can vote by text or online. A fund of € 1.82 million will be awarded nationwide, through 182 branches to local deserving children’s projects.

Staff continued to be supported in their community efforts with the allocation of funds from the Staff Partnership Fund in the Republic of Ireland and Allied Care in Allied Irish Bank (GB). In addition, staff across the Group have dedicated their time and resources to raising funds, in excess of € 250,000, for their selected charities including the AIB Staff Haiti appeal.

Over the years, AIB has lent over 250 artworks to over 70 public galleries for inclusion in temporary exhibitions, both in Ireland and abroad. In 2009 An Taoiseach, Mr Brian Cowen, TD visited Fota House, Arboretum & Gardens in Cork to celebrate the completed restoration of the first floor and to acknowledge the substantial donation of Irish art and furniture by the McCarthy Family and AIB. He acknowledged that ‘the efforts and commitment of the McCarthy Family in partnership with AIB had prevented an important collection of art and furniture from leaving Ireland. The subsequent donation to the Irish Heritage Trust meant that these items could now be enjoyed by visitors to Fota House forever’.

The UK division, backed by Childnet International and the UK Police Force’s Child Exploitation and Online Protection division, launched a new internet safety and online awareness campaign. Called ‘Safe and Secure Online’ it targets secondary level education students and helps them gain an awareness and understanding of the dangers of the internet and how they can better protect themselves while online.

BZWBK launched 40,000 new internet co-branded cards for disabled people with one of the biggest Polish Non Government Organisations, Integracja (Integration). This will allow an Integracja member to make an internet payment without the need to attend a branch in person.

The Social Finance Foundation (SFF) was set up in 2006, with seed funding of € 25 million from the Irish banking sector, to provide funding at affordable interest rates to community-based projects and micro-enterprises. AIB has agreed to provide additional credit facilities to SFF to sustain and develop the provision of funding into the future.

Financial inclusion is about providing banking services to the broadest possible range of customers. AIB has adopted the WA1 accessibility standards (level 2AA) for the content on our websites. In First Trust Bank, in Northern Ireland, we provide a basic personal current account and in the Republic of Ireland we are working on the development of a similar account which will be incorporated as an industry-wide approach to the National Payments Implementation programme.

Environment

AIB is fully committed to sustainability and we have environmental policies and practices in place to support this commitment. We recognise that the full impacts of climate change on our business and on our customers will only become evident over time. Our commitment is to live up to our responsibilities and continuously seek to improve our efforts in this area.

A key pillar of AIB’s sustainable programme is the area of energy management. Energy consumption in the Republic of Ireland is 64 million units per year at a cost of € 9.5 million. Recognising that energy is a finite resource, AIB has goals to commit organisational resources to energy management in order to minimise CO2 emissions and, where possible, to use energy from sustainable sources (almost 95% green electricity supply in the Republic, 100% in Northern Ireland). We have set challenging energy targets in Ireland, a 20% reduction in AIB’s energy consumption and 30%

reduction in AIB’s carbon footprint by 2014. In 2009, a project focused on electricity reduction in Bankcentre, our head office, achieved a reduction of 19% which was in excess of the 15% reduction target set, resulting in significant cost savings and avoidance of 2,000 tonnes of CO2 emissions.

Waste management poses significant challenges and good progress has been made in this area with over 90% of waste at Bankcentre now being diverted from landfill and instead recycled. In addition, 90% of Bankcentre’s food waste is recycled on site and turned into compost (60 tonnes pa).

Our ‘Add more green’ e-statement initiative, where customers opt for online rather than paper statements, continued to be successful with over 200,000 AIB customers now taking this option. AIB made a commitment to donate € 5 to the ‘Add more green’ fund, for each customer who opts to receive their statement electronically. Funds have already been donated to the World Land Trust and Coillte and this year a new partner, the Native Woodland Trust (“NWT”), was identified. The NWT project will donate a minimum of 6,000 new native trees to senior schools in Ireland for planting. This initiative when complete should provide a valuable wildlife habitat supporting much of Ireland’s biodiversity. It will also allow schools create an outdoor classroom, which will provide children with a further appreciation of the natural world.

AIB has participated in the Carbon Disclosure Project (“CDP”), an organisation which reports to the market on the carbon emissions of the world’s leading companies for a number of years. In 2009 AIB participated in the inaugural report on Ireland by CDP receiving favourable comment. AIB also participated in the Dow Jones Sustainability Index. Both surveys allow AIB benchmark its environmental performance and identify areas for improvement.

First Trust Bank achieved the top result in the Financial Services section of the Business in the Community (“BITCs”) environmental survey. ARENA Network has conducted BITC’s 11th annual Northern Ireland Environmental Management survey which is widely recognised as the principal measure of environmental engagement in Northern Ireland. The overall participant score achieved for 2009 was 67%. First Trust Bank achieved a score of 83% which reflects the bank’s commitment in this area.

CSR Governance

A sub-committee of the main AIB Board – the Corporate Social Responsibility Committee – guides the company in meeting our CSR objectives. The committee reviews operations, policies and objectives in all of the areas highlighted above, in the light of changing circumstances and developments in best practice, and it recommends improvements, where necessary. It approves corporate-giving budgets and any substantial philanthropic donations. Particular focus during this year was directed to compliance with undertakings to the Irish Government on credit, complaint handling, staff welfare and vulnerable customers.

Further details at www.aibgroup.com/csr

Financial review

Financial review -1. Business description

1.1 History

AIB Group, originally named Allied Irish Banks Limited, was incorporated in Ireland in September 1966 as a result of the amalgamation of three long established banks: the Munster and Leinster Bank Limited (established 1885), the Provincial Bank of Ireland Limited (established 1825) and the Royal Bank of Ireland Limited (established 1836). Since that time, it has grown to become one of the largest Irish-based banking groups based on total assets at 31 December 2009.

AIB Group, comprising Allied Irish Banks, p.l.c. and its subsidiaries, conducts a broad retail and commercial banking business in Ireland, which, in addition to being one of the leading national branch networks, includes significant corporate lending and capital markets activities conducted from its head office at Bankcentre and from Dublin’s International Financial Services Centre.

The Group has conducted significantly greater international activities than its principal Irish based competitors since the early 1970s. It has established retail and corporate banking businesses in the United Kingdom (including Northern Ireland, where it also enjoys bank note issuing powers), Poland and the United States, primarily through its 22.7% non-consolidated ownership interest in M&T Bank Corporation (“M&T”). M&T is a New York Stock Exchange-listed commercial banking business based in Buffalo, New York, with significant businesses in Maryland, Pennsylvania and other Eastern states. As of 31 December 2009, M&T, on a US GAAP basis, reported consolidated total assets of US$ 69 billion, deposits of US$ 47 billion and shareholders’ equity of US$ 7.8 billion. AIB owns this shareholding by virtue of the 2003 integration of the previously wholly owned Allfirst Financial Inc. (‘Allfirst’) into M&T.

The Group also has overseas branches in the United States, Germany, France and Australia among other locations, and a subsidiary company in the Isle of Man and Jersey (Channel Islands). It also has representative offices in a number of States in the United States.

In July 1991, AIB acquired TSB Bank Northern Ireland p.l.c. (“TSB NI”), a bank with 48 branches and outlets in Northern Ireland. In October 1996, AIB’s retail operations in the United Kingdom were integrated under the direction of a single board and the enlarged entity was renamed as AIB Group (UK) p.l.c. with two distinct trading names ‘First Trust Bank’ in Northern Ireland and ‘Allied Irish Bank (GB)’ in Great Britain.

The Group entered the Polish market in 1995, when it acquired a non-controlling interest in WBK. Since that time, it has completed a number of other transactions in Poland and through its 70.4% interest in Bank Zachodni WBK S.A. (“BZWBK”) is responsible for the management of a retail and commercial business that had consolidated total assets of € 13.2 billion, deposits of € 10.0 billion and shareholders’ equity of € 1.5 billion at 31 December 2009.

In January 2006, AIB completed a transaction that brought together Aviva Life & Pensions Ireland Limited (an Aviva Group p.l.c. subsidiary) and AIB’s life assurance subsidiary Ark Life under a holding company Aviva Life Holdings Ireland Limited (“ALH”), formerly Hibernian Life Holdings Limited. As a result, AIB owns an interest of 24.99% in ALH and has entered into an exclusive agreement to distribute the life and pensions products of the venture.

1.2 Relationship with the Irish Government

In the second half of 2008 and in 2009, the Irish Government introduced a range of measures, and took a number of steps, to strengthen the Irish banking industry and its participants, including the Group.

The Government’s support package commenced with the adoption in late 2008 with a scheme under which the Government guaranteed the deposits and other liabilities of participating institutions (including AIB and certain ‘covered’ subsidiaries) to 29 September 2010. This was followed in May 2009 by the subscription by the Government through the National Pension Reserve Fund Commission of € 3.5 billion non-cumulative redeemable preference shares in AIB. During the fourth quarter of 2009, the Government introduced a modified deposit and liability-specific guarantee scheme to apply to senior unsecured debt obligations of the Group issued prior to 29 September 2010. Finally, the National Asset Management Agency (“NAMA”) Act was enacted on 22 November 2009, with participation in NAMA being approved by the AIB shareholders on 23 December 2009.

The details of each of these measures and steps is described in further detail in note 55 to the consolidated financial statements. The Irish Government measures referred to above have had a significant impact on the manner in which the Group conducts its business and also resulted in the need for a restructuring plan to be submitted to the Minister for Finance of Ireland, which ultimately requires approval by the European Commission. As a result of the Government Guarantee and subscription for preference shares, three non-executive directors have been nominted by the Minister for Finance and appointed to the AIB Board. There are also measures that influence the manner in which the Group extends credit to first time buyers of residential premises, small to medium enterprises (“SMEs”) and to other customers. The most significant restriction relates to the manner in which the Group can deal with its NAMA assets.

These Irish Government measures, and the ability of the European Commission to influence the future composition of the Group’s business, are significant factors that may influence our future results and financial condition.

Financial review -1. Business description

1.3 The businesses of AIB Group

The business of AIB Group is conducted through four major operating divisions as described below:

AIB Bank Republic of Ireland division

AIB Bank Republic of Ireland (“RoI”) division, with total assets of € 76.8 billion at 31 December 2009, covers retail and business banking operations in the Republic of Ireland, Channel Islands and Isle of Man, in addition to asset finance, wealth management and credit card services. RoI Division supports both business and personal customers and commands a strong presence in all key sectors including SME, mortgages and personal. It provides customers with choice and convenience through:

•

A range of delivery channels consisting of over 182 branches, 88 outlets and 15 Business Centres, 783 ATMs and AIB Phone & Internet Banking, as well as an alliance with An Post which gives our customers banking access at over 1,000 Post Offices nationwide;

•	A wide range of banking products and services; and

•	A choice of payment methods including cheques, debit and credit cards, self service and automated domestic and international payments.

AIB is the principal banker to many leading public and private companies and government bodies, and plays an important role in Ireland’s economic and social development. AIB is a founding member of the Irish Payment Services Organisation (“IPSO”) and is a member of the Irish Clearing Systems for paper, electronic and realtime gross settlement (“RTGS”). The main distribution channel for the division is an extensive branch network structured around retail banking and business banking. Retail Banking concentrates on the personal market and smaller businesses. Business Banking, through a network of business centres, focuses on medium to larger SMEs.

Complementing the AIB branch network services is our AIB Direct Channels operation (leading Irish on-line banking service), offering self service capability through online, telephone, ATM, self service kiosks and automated payments.

AIB Finance & Leasing is the asset financing arm in the Republic of Ireland. Its services include leasing, hire purchase and other asset backed finance delivered via the branch network, a direct sales force, broker intermediaries and also via internet.

The Wealth Management unit delivers wealth propositions to AIB customers, tailored to the needs of specific customer segments and also encompasses AIB’s share of ALH, AIB’s venture with Aviva Group Ireland plc.

AIB Card Services provides credit and debit card products to the RoI personal and corporate customer base, supporting their payment and consumer credit requirements. The products are delivered across all channels. AIB has a joint venture with First Data International, trading as AIB Merchant Services. This provides access to leading edge technology, enhanced risk management, operational capability and best in class functionality for merchants and partners in the merchant acquiring business.

Capital Markets division

The activities of AIB Capital Markets, with total assets of € 58.0 billion at 31 December 2009, comprise corporate banking, global treasury and investment banking, which includes asset management and stockbroking activities. These activities are delivered through the following business units: AIB Corporate Banking; Global Treasury; Investment Banking; and Allied Irish America (“AIA”).

AIB Corporate Banking provides a fully integrated, relationship-based banking service to top-tier companies, both domestic and international, including financial institutions and Irish commercial state companies. AIB Corporate Banking’s activities also include participating in, developing and arranging acquisition, project, property and structured finance in Ireland, the UK, North America, Continental Europe and the Asia Pacific region. Corporate Banking has also originated and manages four Collateralised Debt Obligation (“CDO”) funds. The cumulative size of the CDO funds at 31 December 2009 was € 1.6 billion.

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

AIB Bank UK division

The AIB Bank UK division, with total assets of € 23.5 billion at 31 December 2009, operates in two distinct markets, Great Britain and Northern Ireland, with different economies and operating environments. The division’s activities are carried out primarily through AIB Group (UK) p.l.c., a bank registered in the UK and regulated by the Financial Services Authority (“FSA”).

Great Britain In this market, the division operates under the trading name Allied Irish Bank (GB) from 31 full service branches and 1 business development office. The divisional head office is located in Mayfair, London with a significant back office operation in Uxbridge, West London and a divisional processing centre in Belfast.

A full service is offered to business customers, professionals, and high net worth individuals.

Corporate Banking services operate from London, Birmingham and Manchester, with particular emphasis on the commercial property, education, health, horse racing and charity sectors.

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

Central & Eastern Europe division

Central & Eastern Europe division, with total assets of € 12.3 billion at 31 December 2009 comprises (i) BZWBK, the Polish bank in which AIB has a 70.4% shareholding, together with its subsidiaries and associates (ii) Bulgarian American Credit Bank, a commercial bank operating through five branches in Bulgaria in which AIB has a 49.99% shareholding and (iii) AmCredit which consists of three branches of Allied Irish Banks, p.l.c., operating in Lithuania, Latvia and Estonia. BZWBK wholesale treasury and an element of BZWBK investment banking subsidiaries’ results are reported in the Capital Markets division.

BZWBK is Poland’s fourth largest bank by loans and by total equity. As at 31 December 2009 BZWBK Group had total assets of PLN 54.1 billion (€ 13.2 billion), operated through 512 branches and 1,042 ATMs. BZWBK’s registered office is located in Wroclaw in south-western Poland. Support functions are also located in offices based in Poznan and Warsaw. BZWBK is a universal bank providing a full range of financial services for retail customers, small and medium-sized enterprises and corporate customers. Apart from core banking facilities, the bank provides insurance services, trade finance, transactions in the capital, foreign exchange, derivatives and money markets. Brokerage services, mutual funds, asset management, leasing and factoring products are delivered to customers through subsidiaries with the extensive use of the bank’s distribution network. A wide variety of bank assurance products are offered to customers in co-operation with two joint ventures (a general and life insurance company) established in 2008 with Aviva plc.

The BZWBK branch network was originally concentrated in the western part of the country while elsewhere in Poland the bank operated primarily in major urban areas. Since 2007, BZWBK has grown its presence in central, northern and southern Poland, thus spanning most of the country. Basic retail products are also available through a franchise network mainly situated in small towns and residential areas. In 2009, the Bank’s business and corporate service models were revised to ensure better quality of customer relationship management. Three corporate business centres were dedicated to the comprehensive service of large corporate customers and a business banking channel of 15 locations was established across all key markets in Poland to manage the relationships with large SME and mid corporate customers. The BZWBK physical distribution network is complemented by BZWBK24, the electronic banking service, which gives retail and business customers convenient and safe access to their accounts via telephone, mobile phone and the internet. This also facilitates operations such as fund management and purchase of standard products (cash loans, credit cards, savings accounts and insurance).

Financial review - 1. Business description

1.4 Organisational structure

AIB Group consists of a number of legal entities, the parent company being Allied Irish Banks, p.l.c., which has investments in a number of subsidiaries and associated companies. The business of the Group is conducted through its divisional structure which can span a number of legal entities. The following sets out the principal legal entities within the divisional structures as well as the more significant business activities:

AIB BANK ROI DIVISION	CAPITAL MARKETS DIVISION	AIB BANK UK DIVISION

Allied Irish Banks, p.l.c.

General retail and business banking through some 270 branches and outlets and 15 business centres in the Republic of Ireland.

AIB Leasing Limited

Asset financing company providing leasing products.

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

AIB Capital Markets plc

Provision of asset management, fund management and corporate advisory services, including equity investment.

AIB Corporate Finance Limited

Provision of corporate advisory services to companies including merger, acquisition, capital raising and strategic financial advice.

Goodbody Holdings Limited

Provision of a broad range of stockbroking and corporate advisory services, through its subsidiaries, Goodbody Stockbrokers and Goodbody Corporate Finance respectively.

AIB International Financial Services Limited

Provider of outsourced financial services to international banks and corporations.

AIB Asset Management Holdings (Ireland) Limited

Provides asset management and funds services management for institutional and retail clients through its subsidiary companies AIB Investment Managers Ltd. and AIB Fund Management Ltd.

AIB Group (UK) p.l.c.

31 branches and 1 business development office in Britain, trading as Allied Irish Bank (GB), focused primarily on the mid-corporate business sector. 48 branches and outlets in Northern Ireland, trading as First Trust Bank, focused on general retail and commercial banking and also asset finance and leasing.

CENTRAL & EASTERN EUROPE DIVISION

Bank Zachodni WBK S.A.

A commercial and retail bank which operates through 512 branches and 89 agency outlets in Poland.

Investment in Bulgarian-American Credit Bank AD

A 49.99% interest in a commercial bank which operates through five branches in Bulgaria.

AmCredit

A mortgage lender which operates through three branches in Lithuania, Latvia and Estonia.

GROUP DIVISION

Investment in M&T

A 22.7% interest in a retail and commercial bank, with its headquarters in Buffalo, New York, which operates through approximately 800 branches.

The above subsidiary undertakings are wholly-owned with the exception of Bank Zachodni WBK S.A. (70. 4%). The registered office of each is located in the principal country of operations for divisional reporting purposes. AIB’s investment in M&T is recorded under the Group division.

1.5 Strategy

AIB’s strategy aims to restore the credibility of the organisation and ensure its viability within a 1,000 day period that started in December 2009 and runs to August 2012.

This strategy sees AIB as a customer and people-led organisation. This, in time, will have a significant impact on AIB’s culture and profitability.

The strategy sets out a ‘back to basics’ approach for AIB. The organisation will concentrate on taking deposits, lending prudently and providing an efficient and effective customer service. As part of this approach, products and services will be priced fairly, both for AIB and the customer.

Key objectives include:

•	The appointment of a new management team;

•	Ensuring AIB’s commitments to NAMA are met;

•	Addressing the requirements of the European Commission on the restructuring plan submitted in November 2009;

•	Better integrating AIB’s credit and risk functions, policies and practices to improve the identification and management of risk in a timely and effective way;

•	Developing capital-raising initiatives; and

•	Improving the delivery of AIB’s day-to-day customer service and renewing its focus on its ethical and business policies.

The objectives of AIB’s business plan for 2010 are supplemented by AIB’s EU restructuring plan that the Government was required to submit to the European Commission arising from the NPRFC investment.

The financial support provided by the Government to the Group under the CIFS Scheme, the NPRFC Investment, the ELG Scheme and the NAMA Programme has been, is and will be subject to review by the European Commission under EU state aid rules. The Government has submitted a restructuring plan (which was prepared by AIB Group) to the European Commission arising out of the NPRFC Investment that took place on 13 May 2009 and the review of that plan by the European Commission is currently underway.

Financial Review - 1. Business description

1.6 Competition

The competition among providers of banking services in the areas in which the Group operates has been significantly affected by the challenging economic environment as well as the crisis in the banking sector. The global banking crisis has reduced the capacity of many institutions to lend and has resulted in the withdrawal of a number of market participants and the consolidation of a significant number of competitors. There has also been substantial government intervention in the banking sector in the form of guarantees, recapitalisation and full nationalisation, particularly in the Republic of Ireland and the United Kingdom (“UK”).

Republic of Ireland Competition in retail banking in the Republic of Ireland has undergone a significant transformation in light of the recent economic crisis. Government sponsored bank guarantee schemes and the recapitalisation of many banks operating in Ireland (both domestic and foreign) as well as the passing of legislation to establish the National Asset Management Agency have also contributed to a change in operating models and behaviours.

The focus of competitive activity in retail banking has been in providing enhanced credit support to existing customers as well as in the retention and gathering of deposits. Deposit pricing has been highly competitive between institutions and is at an unsustainable loss making level for the medium term.

The economic downturn has resulted in a fall off in demand for banking products and services in both the personal and business markets. In the personal market consumers are repaying debt and saving more, reflected in a reduction in national personal credit levels and an increasing national personal savings ratio. In the mortgage market there are a limited number of financial institutions actively engaged in supplying credit to first time buyers, while some institutions offer mortgages priced at uncompetitive levels.

In the last quarter of 2009, a number of institutions, both domestic and foreign, announced branch closures, head office rationalisations and voluntary redundancy schemes as business models are realigned to respond to the reduced demand for banking services.

UK There has been significant change in the banking industry in the UK as a result of the ongoing financial crisis. The UK Government, in common with many governments around the world, has taken steps to stabilise the industry. This has included, inter alia, the establishment of the Asset Protection Scheme (“APS”) which is designed to provide protection to some of the UK’s largest banks against future losses on their riskiest assets. The aim of the APS is to enable banks to continue to lend to creditworthy businesses and households. The European Commission has reviewed the restructuring plans of UK banks in receipt of state aid and in some cases has required those banks to dispose of certain assets or businesses in order to preserve competition in the sector.

There have been jobs cuts in the industry as certain institutions restructured and streamlined their operations and there has also been intense debate around director remuneration packages and the splitting of retail and investment businesses of certain banks.

A large number of independent reviews and enquiries into the banking crisis took place throughout the year with the aim of strengthening the financial system. Recommendations and changes included greater capital and liquidity requirements for banks, reward and remuneration adjustments to avoid excessive risk taking and greater transparency of pricing, terms and products for customers.

The FSA took over the Banking Code and Lending Code at the end of 2009 and introduced new regulations and customer standards including standards to speed up payments between accounts, notice of changes in terms and conditions, and improving procedures for querying unexpected transactions.

The Treasury and Bank of England implemented a number of measures to boost the UK economy, with the most controversial being the Quantitative Easing programme which has resulted in an additional Stg£ 200 billion being injected into the financial system in an attempt to boost bank lending. The Bank of England also maintained interest rates at 0.5% since March 2009, following seven months of rate cuts.

Competition for deposits heightened to a peak in November, with consumer saving rates rising steadily. Deposit rates have begun to fall since then, particularly on longer term deposits, and the expectation is they will continue to fall in 2010.

In November, The Supreme Court made a ruling in favour of the banks in the test case taken by the Office of Fair Trading (“OFT”) on the fairness of unauthorised overdraft charges. OFT continues to campaign for greater transparency in the operation and charging of bank accounts.

The EU Payment Services Directive came into force in the UK in November through the Payment Services Regulation (“PSR”), with the FSA implementing wide changes to the transmission of payments and the requirements of Payments Service Providers.

Poland Poland’s banking sector is the biggest in Central and Eastern Europe and comprises 51 commercial banks and 578 cooperative banks, together with branches of 18 foreign credit institutions operating under the EU ‘single market’ principle. The key market participants include PKO BP, Pekao, BRE Bank, ING Bank Slaski, BZWBK, Citi Handlowy and Millenium Bank.

AIB Group, through its investment in BZWBK, has an approximate 5% share of the Polish financial services market. The competitive landscape in Poland is changing as a result of consolidation in the market place. The merger of Fortis bank and Dominet bank has resulted in BNP Paribas Fortis which is fully operational since August 2009. Three other mergers, namely BPH with GE Money Bank, AIG Bank with Santander Consumer Bank and Noble Bank with Getin Bank are scheduled to be finalised in 2010.

Competition is intensifying as similar strategies are being pursued by both the large and a number of medium-sized domestic banks. However, the rapid expansion of new branches, ATM networks and franchising outlets, witnessed prior to 2009, has now ceased.

In 2009, Polish banks focused primarily on adjusting their business models to difficult external conditions. This was reflected in more rigid cost control, tightening lending policies, and strong focus on deposit acquisition and retention. Banks with high loan to deposit ratios continued to aggressively price deposits. This price competition for deposits was most intense in late 2008 and early 2009, eroding net interest margins market-wide. However, as the National Bank of Poland reduced interest rates to historical low levels in mid 2009 and banks’ access to liquidity and funding improved, the intensity of competition in the deposit market reduced and interest rates for deposits stabilised. However, pricing above inter-bank rates is still a feature of the Polish deposit market.

United States AIB Corporate Banking through Corporate Banking North America (“CBNA”) competes with foreign and domestic banks focussing on participation in syndicated loans and subordinated debt transactions primarily within the leverage, real estate and structured finance and energy arenas. The credit crunch and market dislocation caused significant changes to market expectations resulting in a widespread lack of liquidity while also providing improved loan margins and structures. CBNA expects that growth will slow somewhat, particularly in new leverage deals, and it will continue to focus on portfolio quality. In addition, CBNA has been marketing treasury and deposit products to its credit customers.

AIA offers credit and treasury products, including deposits, to the US not-for-profit and municipal sectors competing with international and domestic banks and credit insurers.

M&T provides commercial and personal financial services, competing with firms in a number of industries including banking institutions, thrift institutions, credit unions, personal loan companies, sales finance companies, leasing companies, securities firms and insurance companies. Furthermore, diversified financial services companies with financial holding company status, are able to offer a combination of these services to their customers on a nationwide basis. See Supervision and Regulation—United States for regulatory changes in the US banking industry.

Financial review - 1. Business description

1.7 Economic conditions affecting the Group

While the Group has international businesses, principally in the UK and Poland, the majority of its activities are conducted in Ireland. As a result, the performance of the Irish economy is extremely important to the Group. However, the Group’s business operations in the United Kingdom, the eurozone, Poland and the United States mean that it is also influenced by political, economic and financial developments in those economies.

Since August 2007, global financial markets have experienced significant volatility and turmoil which have caused a breakdown of wholesale banking markets, large write-downs among financial institutions, a major change in the banking landscape and a credit crunch with serious problems for the non-financial sectors. The impact of this crisis has been clearly very damaging. According to the International Monetary Fund (“IMF”), world GDP fell by 0.8% in 2009 with the advanced economies suffering a decline in real GDP of 3.2%.

Real GDP in Ireland fell by 3% in 2008, bringing the average increase in the five years to 2008 to 3.8% per annum. The economy had expanded by 6% on average in the previous year. However, growth weakened significantly in the course of 2007, slowing from an annual rate of 7.3% in the first half to 4.8% in the second half of the year. The weakening trend continued into 2008 when Ireland officially went into recession. The fall in 2008 was only the second annual decline in real GDP since 1982.

On the basis of GDP data for the first three quarters of 2009, it is estimated that Irish real GDP declined by about 7.5% last year. A 30% fall in real fixed investment was the main impediment to growth. However, with a fall in total employment and a rise in the personal savings ratio, real consumer spending fell by over 7%. Exports declined by an estimated 2.5% reflecting the recessionary conditions in Ireland’s main trading partners. However, as final demand declined by about 8%, import demand reduced by about 9% in 2009.

While Ireland retains many of the fundamental factors that supported strong rates of economic growth in the past (such as a young and highly educated labour force, a relatively competitive personal and corporate tax regime, labour market flexibility, access to European and global markets, capital inflows from the European Union (“EU”) and continued inward foreign direct investment) the negative impact of the downward adjustment in residential investment in 2008 and 2009 predominated. Housing output fell by over 25% in 2008 taking almost 3.5 percentage points off real GDP. A further fall in residential investment of about 50% in 2009 accounted for another 3.5 percentage points off real GDP last year.

Due to the very large role played by exports by foreign owned multinationals in the Irish economy, there is a significant amount of annual profit repatriations which often results in differences in the annual growth in real GDP and real GNP. The latter was smaller in absolute terms in 2009 by the equivalent of 20% of nominal GDP. Real GNP fell by 2.8% in 2008. Over the five years to 2008 real GNP grew at an annual average rate of 3.5%. Real GNP fell by about 11% in 2009.

Economic conditions in the United States, the United Kingdom and the eurozone, Ireland’s three most important trading partners, deteriorated sharply in 2008 and 2009. Estimates for 2009, published by the IMF, indicate that economic growth in the United States fell by 2.5%; real GDP in the United Kingdom contracted by 4.8%; while growth in the eurozone fell by 3.9%. The Polish economy has maintained a relatively strong performance but growth slowed to 1.7% in 2009 from an estimated 5% in 2008. At this stage, modest recoveries are forecast for 2010 with the IMF expecting that real GDP will rise by 2.1% in the advanced economies but by 3.9% world-wide. Real GDP in Ireland is forecast to fall by another 2.5% in 2010, largely as a result of carryover effects from 2009 and the deflationary effects of changes in fiscal policy.

Ireland is a member of the eurozone. The European Central Bank (“ECB”), which regulates monetary policy for the euro area as a whole, cut the official refinancing rate to 1% in January 2009, from a peak of 4.25% in July 2008. As the Irish economy accounts for about 2% of eurozone GDP, economic and monetary developments in Ireland have only a marginal impact on the determination of monetary policy in the area as a whole.

The euro-US dollar exchange rate has been relatively volatile since mid-2007. However, the euro has appreciated steadily against sterling during this period. The overall trend in the euro represents a deterioration in Irish competitiveness since the start of the financial crisis in 2007. However, there has been some downward adjustment of Irish costs which should improve our competitiveness. Trade with non-eurozone countries remains important to Ireland. Irish external trade with the United States and the United Kingdom, Ireland’s two most important trading partners, accounted for a combined 38% of total merchandise exports and 48% of merchandise imports in the first ten months of 2009.

The annual rate of inflation stood at -5% at the end of 2009, down from +1.1% at the end of 2008. The fall in the rate of inflation largely reflected lower energy costs and the impact of lower mortgage rates. The annual average rate of inflation in 2009, as measured by the official Consumer Price Index (“CPI”), was -4.5%, compared with +4.1% in 2008. The inflation rate is expected to fall by up to 1% in 2010 on an annual average basis as weak economic activity continues to depress the overall price index. The annual rate of inflation in January 2010 was -3.9%. Irish inflation, as measured by the Harmonised Index of Consumer Prices (“HICP”), fell by 1.7% in 2009 compared with +3.1% in 2008. This index is also expected to fall by about 1% in 2010.

The Irish public finances have deteriorated sharply since 2007 moving from an estimated surplus of 0.3% of GDP in terms of the general government balance to a deficit of 11.7% in 2009. The rise in the deficit is due to the sharp fall in tax revenues largely associated with the downturn in the Irish housing market. The Irish budget for 2010 was introduced on 9 December 2009. The objective is to stabilise the deficit at 11.6% of GDP in 2010 before further corrective action is taken in later years to reduce it to more sustainable levels. The Irish deficit is now outside the terms of the EU’s Stability and Growth Pact, which sets an upper limit of 3% on general government deficits as a percentage of GDP, but which also allows for deviations in exceptional and temporary circumstances. The EU Commission decided on 18 February 2009 that while the Irish deficit was due to exceptional circumstances, it was not temporary. Indeed, the Irish authorities plan to reduce the deficit to below 3% of GDP by 2014.

As a result of higher budget deficits and falling levels of GDP, Ireland’s general government debt/GDP ratio is estimated at 64.5% in 2009, up from 44% in 2008. The debt ratio is forecast to rise to 78% in 2010. The debt ratio had fallen steadily from over 95% in 1991 to a low of 25% in 2007. It should be noted that the general government debt is defined on a gross basis. The 2009 figure does not allow for the equivalent of 25% of GDP, in cash balances and in the value of the National Pension Reserve Fund, to be offset against the gross position.

Ireland experienced a large rise in population over recent years averaging about 2.25% per annum, stemming from a natural increase in the population and positive net migration. However, the strong net inward migration trend diminished significantly in 2009 as labour market conditions weakened. Employment in Ireland fell by 8.8% year-on-year in the third quarter of 2009. However, while the labour force also contracted in the same period by 2.8%, the unemployment rate rose to 12.7% from 7% in the same quarter of the previous year. With a decline in employment in construction, total employment is expected to have fallen by over 8% in 2009 accompanied by a rise in the unemployment rate to almost 12% on average. Employment is forecast to decline by a further 4% in 2010 leading to a rise in the unemployment rate to over 13%.

Financial review - 2. Financial data - 5 year financial summary

The financial information in the tables below for the years ended 31 December 2009, 2008, 2007, 2006 and 2005 has been derived from the audited consolidated financial statements of AIB Group for those periods. AIB Group’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This information should be read in conjunction with, and is qualified by reference to, the accounting policies adopted, the consolidated financial statements of AIB Group and notes therein for the years ended 31 December 2009, 2008 and 2007 included in this Annual Financial Report.

Summary of consolidated income statement

	Years ended 31 December
	2009 € m		Restated(1) 2008 € m		Restated(1) 2007 € m		2006 € m		2005 € m
Net interest income	3,233		3,867		3,418		2,999		2,530
Other income	1,626		1,201		1,450		1,327		1,117

Total operating income	4,859		5,068		4,868		4,326		3,647
Total operating expenses	1,897		2,357		2,521		2,314		2,011

Operating income before provisions	2,962		2,711		2,347		2,012		1,636
Provisions	5,380		1,849		99		104		143

Operating (loss)/profit	(2,418)		862		2,248		1,908		1,493
Associated undertakings(1)	(262)		42		131		167		149
Profit on disposal of property	23		12		76		365		14
Construction contract income	1		12		55		96		45
Profit on disposal of businesses(2)	—		106		1		79		5

(Loss)/profit before taxation and non controlling interests in subsidiaries	(2,656)		1,034		2,511		2,615		1,706
Income tax (income)/expense	(322)		144		442		433		319

(Loss)/profit after taxation - continuing operations	(2,334)		890		2,069		2,182		1,387
Discontinued operation, net of taxation	—		—		—		116		46

Net (loss)/income for the period	(2,334)		890		2,069		2,298		1,433
Non-controlling interests in subsidiaries	79		118		117		113		90
Distributions to RCI holders(3)	44		38		38		38		38

(Loss)/profit attributable to ordinary shareholders	(2,457)		734		1,914		2,147		1,305

Per ordinary share
Basic (loss)/earnings per share	(215.2	)c	83.4	c	218.3	c	246.8	c	151.0	c
Diluted (loss)/earnings per share	(215.2	)c	83.3	c	216.8	c	244.6	c	149.8	c
Dividends	—		81.8	c	74.3	c	67.6	c	61.5	c

Selected consolidated statement of financial position data

	31 December
	2009 € m	Restated(1) 2008 € m	Restated(1) 2007 € m	2006 € m	2005 € m
Total assets	174,314	182,174	177,888	158,526	133,214

Loans and receivables to banks and customers(4)	131,464	135,755	137,068	120,015	92,361
Deposits by banks, customer accounts and debt securities in issue	147,940	155,996	153,563	136,839	109,520

Dated loan capital	4,261	2,970	2,651	2,668	2,678
Undated loan capital	189	692	813	871	868
Other capital instruments	136	864	1,141	1,205	210
Non-controlling interests in subsidiaries	626	1,344	1,351	1,307	1,248
Shareholders’ funds: other equity interests	389	497	497	497	497
Shareholders’ equity(5)	10,320	8,472	9,356	8,108	6,672

Total capital resources	15,921	14,839	15,809	14,656	12,173

Selected consolidated statement of financial position data (continued)

	31 December
	2009 m	2008 m	2007 m	2006 m	2005 m
Share capital - ordinary shares
Number of shares outstanding	918.4	918.4	918.4	918.4	918.4
Nominal value of € 0.32 per share	€294	€294	€294	€294	€294

Share capital - preference shares
US$ non-cumulative preference shares
Number of shares outstanding	—	—	0.25	0.25	0.25
Nominal value of US$ 25 each	—	—	$6.25	$6.25	$6.25
2009 Preference shares(6)
Number of shares outstanding	3,500	—	—	—	—
Nominal value of € 0.01 per share	€35	—	—	—	—

Other financial data(7)

	Years ended 31 December
	2009%		Restated(1) 2008%		Restated(1) 2007%	2006%	2005%
Return on average total assets	(1.29)		0.47		1.22	1.63	1.20
Return on average ordinary shareholders’ equity	(24.8)		8.2		21.8	29.0	20.6
Dividend payout ratio	—		36.8		36.3	29.3	43.5
Average ordinary shareholders’ equity as a percentage of average total assets	4.3		4.8		5.2	5.2	5.3
Allowance for loan losses as a percentage of total loans to customers at year-end(4)	4.1		1.4		0.6	0.7	0.8
Net interest margin(8)	1.92		2.21		2.14	2.26	2.38
Tier 1 capital ratio(9)	7.2	(10)	7.4	(10)	7.5	8.2	7.2
Total capital ratio(9)	10.2	(10)	10.5	(10)	10.1	11.1	10.7

(1)

Restated due to change in accounting policy for insurance contracts - see Accounting Policies - Basis of Preparation and note 36 to the financial statements. The financial information for 2006 and 2005 has not been restated because it was impracticable to do so as the effects of the retrospective restatement are not determinable.

(2)

The profit on disposal of businesses in 2008 relates to a joint venture with First Data Corporation (see note 15 to the financial statements). The profit on disposal of businesses in 2006 of € 79 million includes profit relating to (a) the transfer by Ark Life of investment management contracts pertaining to the sale of Ark Life of € 26 million (tax charge Nil); (b) the sale of AIB’s 50% stake in AIB/BNY Securities Services (Ireland) Ltd of € 51 million (tax charge Nil); and (c) the sale of Ketchum Canada Inc. of € 1 million (tax charge Nil) and (d) the accrual of € 1 million (tax charge € 0.3 million) arising from the sale of the Govett business in 2003.

(3)	The distributions in 2009, 2008, 2007, 2006 and 2005 relate to the Reserve Capital Instruments (see note 21 to the financial statements).
(4)	Loans and receivables to customers includes loans and receivables held for sale to NAMA (see note 23 to the financial statements).
(5)	Includes both ordinary shareholders’ equity and the 3,500 million preference shares issued to the NPRFC in May 2009 (see note 49 to the financial statements).
(6)	Preference shares issued to the NPRFC on 13 May 2009.
(7)	The calculation of the average balances includes daily and monthly averages and are considered to be representative of the operations of the Group.
(8)

Net interest margin represents net interest income as a percentage of average interest earning assets. The net interest margin for the year ended 31 December 2008 reflects a net interest income figure that was adjusted to reflect a 365 day year for comparative purposes.

(9)

The minimum total capital ratio set by the EU Capital Requirements Directive is 8% of which the tier 1 element must be at least 4%. The Irish Financial Services Regulatory Authority (the ‘Financial Regulator’) has issued guidelines for implementation of the requirements of the EC Council Directives on own funds, solvency ratios and capital adequacy in Ireland. The Board of Governors of the Federal Reserve System in the US (the ‘Federal Reserve Board’) guidelines for risk-based capital requirements, applicable to all bank holding companies, require the minimum ratios of tier 1 capital and total capital to risk adjusted assets to be 4% and 8% respectively. Furthermore, the Federal Reserve Board has adopted leverage capital guidelines requiring bank holding companies to maintain a minimum ratio of tier 1 capital to total quarterly average assets (‘tier 1 leverage ratio’) of at least 3%, in the case of a bank holding company which has the highest regulatory examination rating and is not contemplating significant growth. All other bank holding companies are expected to maintain a tier 1 leverage ratio at least 1% to 2% above the stated minimum.

(10)	Calculated under Pillar 1 (‘minimum capital requirements’) under the Capital Requirements Directive (see Financial reveiw - 4 Capital management).

Financial review - 3. Management report

Overview

2009 was a very challenging year for AIB. Difficult economic conditions in Ireland and globally and significant asset impairments resulted in a material level of credit losses.

Operating profit before provisions was € 3.0 billion compared to € 2.7 billion in 2008. The 2009 profit included a gain of € 623 million from the capital exchange offering completed in June 2009 and € 159 million from an amendment to retirement benefits. The operating profit before provisions reflects the quality and diversity of the AIB businesses.

Provisions for loans and receivables were € 5.4 billion; a bad debt charge of 405 basis points with € 3.4 billion of this related to loans that have been identified for potential transfer to the National Asset Management Agency (“NAMA”)(1).

The operating environment continued to be very difficult with both the increased cost of deposits and higher funding costs evident and the net interest margin decreasing 29 basis points to 1.92%. There has been active management and reduction of the cost base in a period of lower revenue generation and higher credit losses.

Total operating income was down 11% excluding the capital exchange offering with costs down 15%(2) creating a positive income/cost growth rate gap of 4%(3) and a cost income ratio of 44.8%(3) compared with 46.5% in 2008.

The cost reduction of 15% included a retirement benefits amendment of € 159 million related to a change to the basis for which pension benefits are determined, moving from a final salary basis to averaging for five years prior to retirement. Excluding this item, costs were down 8%.

AIB’s loan/deposit ratio at 31 December 2009 was 146% (123% excluding loans held for sale to NAMA) compared to 156% at 30 June 2009 and 140% at 31 December 2008. Gross loans decreased 3% and customer deposits as a percentage of funding represented 51% of balance sheet requirement compared with 49% at 30 June 2009 and 54% at 31 December 2008.

During 2009,AIB’s capital position benefited from € 3.5 billion of core tier 1 capital from the Irish Government and € 1.2 billion from the capital exchange offering completed in June 2009.At 31 December 2009, AIB’s equity core tier 1 ratio(4) was 5.0%, core tier 1 capital ratio was 7.9% and total capital ratio was 10.2%.

AIB participates in the guarantee scheme for deposits and specified liabilities implemented by the Irish Government persuant to the Credit Institutions (Financial Support) Scheme 2008 (‘the CIFS Scheme’) and since 21 January 2010, in the Credit Institutions (Eligible Liabilities Guarantee) Scheme 2009 (‘the ELG Scheme’).

On 12 November 2009, AIB submitted a restructuring plan to the Irish Government in compliance with European Commission requirements in relation to state aid. The requirement followed the € 3.5 billion recapitalisation by the Irish Government on 13 May 2009 and the restructuring plan is currently under review by the European Commission.

On 7 April 2009, the Minister for Finance announced the Government’s intention to establish NAMA and on 22 November 2009, the NAMA Act was enacted providing for the establishment of NAMA. The participation of AIB in the NAMA programme was approved by shareholders at an Extraordinary General Meeting held on 23 December 2009.

Based on Irish Government statements, eligible asset regulations and ongoing interaction with NAMA, the Group estimates that NAMA may acquire from AIB land and development loans and certain associated loans with a gross value of up to approximately € 23 billion (before taking account of € 4.2 billion of loan loss provisions at 31 December 2009).

Outlook

The outlook and environment remain extremely challenging. There are very significant matters and initiatives including NAMA, the European Union decision on restructuring and funding costs/market conditions, all of which could materially affect the Group’s performance. In line with global trends for banks to hold more capital, AIB will be moving to increase its capital ratios. In 2010, AIB will prioritise restructuring and restoring its businesses to underpin viability and renewing the Group’s credibility amongst all its stakeholders.

(1)	See note 23 to the financial statements.
(2)	Costs down 8% excluding the gain from the retirement benefits amendment.-
(3)	Income/cost growth rate gap -3% and cost income ratio 48.5% excluding retirement benefits amendment.
(4)	Core tier 1 ratio excluding the € 3.5 billion of core tier 1 capital from the Irish Government.

Commentary on results

AIB provides supplemental information of its results on a non-GAAP basis to enable readers and investors to understand the impact of the underlying performance on the key captions in the consolidated statement of income and consolidated statement of financial position, excluding the impact of currency factors. While this information is a non-GAAP measure under IFRS, AIB’s management considers the identification of currency factors to be an aid to the understanding and interpretation of the financial performance of the organisation. The effect of currency factors is described in more detail below.

Currency factors

A significant proportion of the Group’s earnings are denominated in currencies other than the euro. As a result, movements in exchange rates can have an impact on earnings growth.

In 2009, the US dollar average accounting rates strengthened relative to the euro by 5% and sterling and the Polish zloty weakened relative to the euro by 11% and 19% respectively compared with the year to December 2008. The impact on the 2009 income statement was offset by hedging gains of € 4 million.

At 31 December 2009, approximately 40% of the Group’s assets were denominated in currencies other than the euro. Movements in exchange rates can therefore have an impact on balance sheet caption growth rates. US dollar rate at 31 December 2009 compared to 31 December 2008, relative to euro over the same period was 3% weaker. Sterling and Polish zloty strengthened relative to the euro by 7% and 1% over the period from 31 December 2008 to 31 December 2009 respectively.

In 2008, the US dollar and sterling average accounting rates weakened relative to the euro by 7% and 14% respectively and Polish zloty average rates strengthened relative to the euro by 8% compared with the year to December 2007. The impact on the 2008 income statement was offset by hedging gains of € 4 million.

At 31 December 2008, approximately 40% of the Group’s assets were denominated in currencies other than the euro. Movements in exchange rates can therefore have an impact on balance sheet caption growth rates. US dollar rate at 31 December 2008 compared to 31 December 2007, relative to euro over the same period was 6% stronger. Sterling and Polish zloty weakened relative to the euro by 23% and 13% over the period from 31 December 2007 to 31 December 2008.

In addition, the Group presents an adjusted earnings per share, in accordance with IFRS, to adjust for material items of a non-recurring or one-off nature which impact on the performance of the organisation in the period under assessment. They are set out below as follows:

Gain on redemption of capital instruments

The capital exchange in June 2009 generated a gain of € 623 million, equivalent to EUR 130.2c per share.

Interest rate hedge volatility

Under IFRS, the reporting of hedges in place for interest rate volatility (hedging ineffectiveness and derivative volatility) can result in the net recording of a gain/loss in the statement of income. In 2009, this resulted in a decrease in profit before taxation of € 28 million (€ 27 million after taxation) equivalent to EUR 3.0c in earnings per share. In 2008, this resulted in an increase in profit before taxation of € 27 million (€ 26 million after taxation). The impact of hedge volatility was negligible in 2007.

Business acquisitions/disposals

There were no disposals of businesses, during 2009.

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

Strategic property disposals

In 2005, AIB began a programme of sale and leaseback transactions on a number of branches and its headquarter location in Ireland. As part of this programme, during 2009, income of € 22 million (€ 18 million after taxation) was recorded of which profit on disposal of property amounted to € 21 million (€ 17 million after taxation) and construction contract income amounted to € 1 million (€ 1 million after taxation). In total, strategic property disposals contributed EUR 2.0 to earnings per share in 2009.

During 2008, income of € 14 million (€ 12 million after taxation) was recorded of which profit on disposal of property amounted to € 2 million (€ 1 million after taxation) and construction contract income amounted to € 12 million (€ 11 million after taxation). In total, strategic property disposals contributed EUR 1.4c to earnings per share in 2008.

During 2007, income of € 119 million (€ 106 million after taxation) was recorded of which profit on disposal of property amounted to € 64 million (€ 58 million after taxation) and construction contract income amounted to € 55 million (€ 48 million after taxation). In total, strategic property disposals contributed EUR 12.1c to earnings per share in 2007.

Financial review - 3. Management report

Key performance indicators

The Group uses the following performance indicators in assessing the performance of the business: Adjusted EPS; net interest margin; cost income ratio; bad debt provision charge; impaired loans as a percentage of total loans; and tier 1 capital ratio. The commentary in this section discusses performance in relation to these metrics.

Earnings per share

Basic loss per share was EUR 215.2 in the year ended 31 December 2009 compared to basic earning per share of EUR 83.4c(1) in 2008, a decrease of EUR 298.6c. When loss per share for the year ended 31 December 2009 is adjusted for the loss on hedge volatility of EUR 3.0c, the profit relating to strategic property disposals of EUR 2.0c and the gain on redemption of capital instruments of EUR 130.2c, adjusted loss per share is EUR 344.4c in 2009. This is a decrease of EUR 411.4c, on an adjusted earnings per share for 2008 of EUR 67.0c(1).

Basic earnings per share was EUR 83.4c(1) in the year ended 31 December 2008 compared to EUR 218.3c(1) in 2007, a decrease of EUR 134.9c. When earnings per share for the year ended 31 December 2008 is adjusted for the gain on hedge volatility of EUR 3.0c, profit on disposal of business of EUR 12.0c and the profit relating to strategic property disposals of EUR 1.4c, adjusted earnings per share is EUR 67.0c(1) in 2008. This is a decrease of EUR 139.2c, or 68% on an adjusted earnings per share for 2007 of EUR 206.2c(1), when adjusted for the gain arising from strategic property disposals of EUR 12.1c.

(1)	Restated due to change in accounting policy for insurance contracts - see Accounting Policies – Basis of preparation.

Net interest income

Net interest income	2009 € m	2008 € m	2007 € m
Net interest income	3,233	3,867	3,418

Average interest earnings assets	2009 € m	2008 € m	2007 € m
Average interest earnings assets	168,139	174,412	159,570

Net interest margin	2009%	2008%	2007%
Group net interest margin	1.92	2.21	2.14

2009 v 2008

Net interest income was € 3,233 million in 2009, compared to € 3,867 million in 2008, a reduction of € 634 million. The reduction included the negative impact of currency movements of € 160 million. Excluding this item, net interest income reduced by € 474 million or 13%.

Weak demand for credit resulted in loans being lower than last year. Gross loans to customers reduced by 3% (including NAMA loans) and customer accounts decreased by 11% on a constant currency basis since 31 December 2008 (details of loan and deposit growth by division are contained on page 36).

The domestic and foreign margins for 2009 are reported in note 68.

AIB Group manages its business divisionally on a product margin basis with funding and groupwide interest exposure centralised and managed by Global Treasury. While a domestic and foreign margin is calculated for the purpose of statutory accounts, the analysis of net interest margin trends is best explained by analysing business factors as follows:

The Group net interest margin amounted to 1.92%, a decrease of 29 basis points compared with 2008. The decrease in net interest margin mainly reflects the significantly increased cost of customer deposits in a highly competitive marketplace, higher wholesale funding costs and a lower return on invested capital partly offset by higher loan margins and a higher treasury margin. The following analysis approximates the impact of each factor on the net interest margin decline.

The reduction in deposit income, resulting from the downward trend in interest rates and the increasing competitive nature of deposit markets, had a negative 42 basis point impact on the net interest margin.

Higher wholesale funding costs reduced the net interest margin by 4 basis points.

A lower return on invested capital in a low interest rate environment reduced the net interest margin by 6 basis points.

Higher loan income increased the net interest margin by 18 basis points and a higher treasury margin boosted the net interest margin by 5 basis points.

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

Other income

The following table shows other income for the years ended 31 December 2009, 2008 and 2007.

Other income	Year 2009 € m	Capital exchange € m	Year 2009 excluding capital exchange € m	Year 2008 € m	Year 2007 € m
Dividend income	26	—	26	27	31
Banking fees and commissions	787	—	787	892	1,029
Investment banking and asset management fees	209	—	209	291	424
Fee and commission income	996	—	996	1,183	1,453
Irish Government guarantee scheme	(147)	—	(147)	(28)	—
Other fee and commission expense	(88)	—	(88)	(114)	(197)
Less: Fee and commission expense	(235)	—	(235)	(142)	(197)
Trading income/(loss)	35	—	35	(104)	62
Currency hedging profits	4	—	4	4	12
Interest rate hedge volatility	(28)	—	(28)	27	—
Net trading income/(loss)	11	—	11	(73)	74
Gain on redemption of subordinated liabilities	623	(623)	—	—	—
Other operating income	205	—	205	206	89

Total other income	1,626	(623)	1,003	1,201	1,450

2009 v 2008

Other income was € 1,626 million in 2009, which included a € 623 million gain on redemption of subordinated liabilities from the capital exchange offering. Excluding this gain other income was € 1,003 million, compared with € 1,201 million in 2008, a decrease of € 198 million. This decrease included the negative impact of currency factors of € 100 million and the negative impact of interest rate hedge volatility between 2008 and 2009 of € 55 million, excluding these factors, other income was down 4% compared with 2008.

This reflected weaker economic conditions in the markets in which AIB operates, lower revenues from investment banking, asset management and wealth management activities and the € 147 million cost of the Irish Government guarantee scheme in 2009 (€ 28 million in 2008). The decline of these other income elements were largely offset by higher trading income, profit on disposal of available for sale debt securities and growth in Polish banking fee income.

Dividend income of € 26 million primarily reflects dividends from investments held by the Polish business. While underlying dividends were higher compared with 2008, dividend income in 2009 was impacted by a weakening in the Polish zloty rate relative to the euro in 2009.

Financial review - 3. Management report

Banking fees and commissions decreased by 5% (excluding currency factors) reflecting lower business volumes and activity.

Investment banking and asset management fees were down 19% (excluding currency factors) in 2009 mainly reflecting lower asset management income in Poland as a result of lower average managed funds in 2009. The increase in fee and commission expense was due to the cost of the Irish Government guarantee scheme where 2009 has the full year costs of the scheme compared with a one quarter charge in 2008.

Trading income was € 35 million. Trading income excludes interest payable and receivable arising from hedging and the funding of trading activities, which are included in net interest income. Trading income in 2009 reflected a more positive fair value impact on bond assets than 2008 which experienced more difficult trading conditions and the reclassification of assets as available for sale in 2008. In 2009 there was a fair value charge of € 73 million to trading income in relation to the structured securities portfolio, while the charge was € 53 million in 2008.

Other operating income in 2009 was € 205 million compared with € 206 million in 2008. Profit from the disposal of available for sale debt securities of € 165 million was recorded in 2009. 2008 included € 71 million profit on disposal of available for sale debt securities and profit on disposal of available for sale equity shares of € 75 million, including the sale of Visa and MasterCard shares.

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

Other operating income of € 206 million in 2008 includes profit of € 71 million on available for sale debt securities and profit on disposal of available for sale equity shares of € 75 million, including the profit on Visa and MasterCard shares. Other operating income of € 89 million in 2007 includes € 40 million profit on the sale of a trade investment in Investment Banking

Total operating expenses

The following table shows operating expenses for the years ended 31 December 2009, 2008 and 2007.

Operating expenses	2009 € m	2008 € m	2007 € m
Personnel expenses	1,113	1,412	1,615
General and administrative expenses	628	775	761
Depreciation(1)/amortisation(2)	156	170	145

Total operating expenses	1,897	2,357	2,521

(1)	Depreciation of property, plant and equipment.
(2)	Impairment and amortisation of intangible assets.

2009 v 2008

Operating expenses were € 1,897 million in 2009, a decrease of € 460 million when compared to € 2,357 million in 2008. This decrease of 20% included the positive impact of currency factors of € 128 million, excluding which costs decreased by 15%. There was a gain of € 159 million from an amendment to retirement benefits excluding which costs decreased by 8%. This reflected a strong focus on cost management as a key priority in a period of slower economic conditions and a difficult revenue generation environment. The cost savings achieved in 2009 were in addition to cost savings of 5% in 2008. The decrease in costs was achieved notwithstanding costs in 2009 associated with the preparation for participation in NAMA (€ 29 million) and the impact of the investment in the branch network in BZWBK.

Personnel expenses in 2009 were € 1,113 million, a reduction of € 299 million or 21% (17% excluding currency factors) compared with € 1,412 million in 2008. This reflected the aforementioned gain of € 159 million from the retirement benefits amendment, a reduction in staff numbers during 2009 of approximately 1,600, lower variable staff compensation costs and tight management of all expense categories. General and administrative expenses of € 628 million in 2009 were € 147 million or 19% lower than € 775 million in 2008 (13% lower excluding currency factors) due to cost saving initiatives and the ongoing monitoring of costs throughout the Group. Depreciation/amortisation of € 156 million in 2009 was 8% lower (4% excluding currency factors) than € 170 million in 2008. Amortisation in 2008 included an impairment charge of € 15 million in relation to the investment in AmCredit.

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

Personnel expenses decreased by 13% compared with 2007, reflecting a decrease in variable staff compensation costs and tight management of all expense categories. General and administrative expenses were 2% higher, mainly due to € 21 million (Stg£ 17 million) of UK Financial Services Compensation Scheme (“FSCS”) costs and business expansion in Poland.

Depreciation/amortisation increased by 17% compared with 2007 due to project and investment spend in recent years and an impairment charge of € 15 million in relation to the investment in AmCredit.

Productivity improved with the cost income ratio reducing from 51.8% in 2007 to 46.5% in 2008.

Asset quality

Unless otherwise stated, total customer loans in the following commentary refers to loans and receivables to customers including loans held for sale to NAMA.

The table below shows the ratings profile of AIB’s loan book.

Loans and receivables to customers Ratings profiles - masterscale grade	2009(1) € m	2008 € m

1 to 3	19,174	20,924
4 to 10	66,974	93,477
11 to 13	9,178	5,896
	95,326	120,297
Past due but not impaired	4,785	8,875
Impaired(2)	6,496	2,991

	106,607	132,163
Unearned income	(279)	(382)
Provisions	(2,987)	(2,292)

Loans and receivables to customers	103,341	129,489

(1)	Loans and receivables to customers at 31 December 2009 exclude loans held for sale to NAMA.
(2)	Total impaired loans at 31 December 2009 were € 17,453 million including the € 6,496 million in the table above and € 10,957 million in relation to loans held for sale to NAMA in the following table.

Financial review - 3. Management report

Loans and receivables held for sale to NAMA Ratings profiles - masterscale grade	2009 € m	2008 € m

1 to 3	21	—
4 to 10	7,665	—
11 to 13	2,684	—
	10,370	—
Past due but not impaired	1,868	—
Impaired	10,957	—

	23,195	—
Provisions	(4,165)	—

Loans and receivables to customers held for sale to NAMA	19,030	—

The Group’s rating systems consist of a number of individual rating tools in use across the Group designed to assess the risk within particular portfolios. These rating tools are calibrated to meet the needs of individual business units in managing their portfolios. All rating tools are built to a Group standard and independently validated by Group. The identification of loans for specific impairment assessment is driven by the Group’s rating systems. In addition, the ratings profiles are one of the factors that are referenced in determining the appropriate level of incurred but not reported (“IBNR”) provisions. The Group uses a 13 point Group ratings masterscale to provide a common and consistent framework for aggregating, comparing and reporting exposures, on a consolidated basis, across all lending portfolios. The masterscale, which is not in itself a rating tool, is probability of default (“PD”) based and is not used in provision methodologies. The masterscale consists of a series of PD ranges between 0% and 100% (where 100% indicates a borrowing already in default) and facilitates the aggregation of borrowers for comparison and reporting that have been rated on any of the individual rating tools in use across the Group. A recalibration of a rating tool can result in a change in the PD attached to an individual grade and hence can result in a change to the masterscale profile at portfolio level.

Grades 1 – 3 would typically include strong corporate and commercial lending combined with elements of the retail portfolios and residential mortgages.

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

Grades 11 – 13 contain the remainder of the Group’s criticised loans, excluding impaired loans, together with loans written at a high PD where there is a commensurate higher margin for the risk taken.

The Group’s total criticised loans and receivables to customers amounted to € 38.2 billion at 31 December 2009, comprising € 16.4 billion of loans and receivables held for sale to NAMA and € 21.8 billion for loans and receivables to customers.

The Group’s criticised loans held for sale to NAMA of € 16.4 billion (detailed below) are distributed in the table on page 31 as follows: € 1.4 billion in grades 4 - 10; € 2.7 billion in grades 11 - 13; € 1.3 billion in past due but not impaired; and all of the impaired loans of € 11.0 billion. Included in loans and receivables are approximately € 23 billion which are held for sale to NAMA of which 71% are criticised. These criticised loans largely relate to land and development loans with the remaining related to NAMA associated loans mainly in the distribution, other services and personal sectors.

The Group’s criticised loans of € 21.8 billion (excluding loans held for sale to NAMA) are distributed in the table on page 31 as follows: € 4.1 billion in grades 4 - 10; € 8.6 billion in grades 11 - 13; € 2.6 billion in past due but not impaired; and all of the impaired loans of € 6.5 billion.

The following tables show criticised loans held for sale to NAMA and within the total loan book. Criticised loans include watch, vulnerable and impaired loans and are defined as follows:

Watch: credit exhibiting weakness but with the expectation that existing debt can be fully repaid from normal cashflow.

Vulnerable: credit where repayment is in jeopardy from normal cashflow and may be dependent on other sources.

Impaired: a loan is impaired if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the assets (a ‘loss event’) and that loss event (or events) has an impact such that the present value of future cash flows is less than the current carrying value of the financial asset or group of assets i.e. requires a provision to be raised through the profit and loss.

Criticised loans by division (held for sale to NAMA)	Watch loans € m	Vulnerable loans € m	Impaired loans € m	Total criticised loans € m	2009 % of total gross loans
AIB Bank ROI	2,298	2,122	10,114	14,534	75.7
Capital Markets	—	36	—	36	7.0
AIB Bank UK	457	498	843	1,798	54.1
CEE	—	—	—	—	—

AIB Group	2,755	2,656	10,957	16,368	70.6

Criticised loans by division (total)	Watch loans € m	Vulnerable loans € m	Impaired loans € m	Total criticised loans € m	2009 % of total gross loans
AIB Bank ROI	8,528	5,540	14,620	28,688	36.9
Capital Markets	241	447	559	1,247	5.5
AIB Bank UK	2,349	2,376	1,755	6,480	31.8
CEE	1,002	241	519	1,762	20.1

AIB Group	12,120	8,604	17,453	38,177	29.4

Criticised loans by division	Watch loans € m	Vulnerable loans € m	Impaired loans € m	Total criticised loans € m	2008 % of total gross loans
AIB Bank ROI	6,276	2,995	1,862	11,133	14.5
Capital Markets	190	141	338	669	2.6
AIB Bank UK	1,506	984	522	3,012	15.2
CEE	200	182	269	651	7.4

AIB Group	8,172	4,302	2,991	15,465	11.7

The Group’s total criticised loans at 31 December 2009 were € 38.2 billion or 29.4% of total customer loans (€ 33.4 billion or 25% at 30 June 2009 and € 15.5 billion or 11.7% of loans at 31 December 2008).

Within total criticised loans, there has been a very significant increase in total Group watch/vulnerable loans which amount to € 20.7 billion (15.9% of total customer loans) up from € 12.5 billion (9.5% of total customer loans) at 31 December 2008. The pace of increase into criticised slowed during the second half of the year. This reflected the significant portion of the loan book already criticised rather than a material improvement in its quality.

AIB Bank ROI represents 77% of the increase in criticised loans and while heavily influenced by the downgrade of cases in the property and construction sector, there were also significant increases in the hotels, licensed trade and motor trade sub-sectors in the period. Levels of arrears also increased in the residential mortgage portfolio with 91+ days arrears at 1.96% up from 0.70% at December 2008 with arrears on the buy-to-let portfolio which represents approximately 29% of the portfolio at over twice the level of owner occupier arrears. The increased arrears levels reflect the impact of increased unemployment, however they are below industry average.

Capital Markets accounts for 3% of the increase of criticised loans, spread across a number of geographies and sectors, impacted by the downturn in the markets in which the division operates.

AIB Bank UK accounts for 15% of the increase in criticised loans in the period, influenced by continuing low levels of activity and weak asset prices in the property and construction portfolio and the deteriorating trend in the leisure sector, particularly in the licensed trade sub-sector.

CEE represents 5% of the increase in criticised loans which is largely impacted by the introduction of a broader definition of watch loans in Poland with the remaining increase due to deterioration in the property market in that region and an increase in arrears in the personal portfolio.

In the second half of 2008 and through 2009, AIB deployed significant additional experienced credit personnel to manage the increased level of criticised loans particularly in AIB Bank ROI and their objective is the proactive management, in terms of earlier identification and more intensive management, of problem loans, with a view to minimising the loss impact of borrower failure.

Following transfer of loans and receivables to NAMA, AIB Bank ROI division’s loans and receivables at approximately € 58 billion will represent approximately 55% of the Group’s loan portfolio comprising € 27 billion in residential mortgages, € 12.8 billion in property and construction loans, € 12.6 billion in non-property loans and a further € 6 billion in the personal sector.

Financial review - 3. Management report

Of the € 12.8 billion in the property and construction sector, € 5.4 billion (42%) is in criticised grades, including € 2.2 billion in impaired loans. Specific provisions of € 0.5 billion are held for these loans providing cover of 23% with total provisions to total loans of 6.1%.

Included in the € 12.6 billion in non-property loans are the following main sub-sectors: hotels € 1.6 billion; licenced trade € 1.1 billion; retail € 1.6 billion; motor trade € 0.3 billion; other services € 2.9 billion; and agriculture € 1.9 billion. Of the € 12.6 billion in non-property and the € 6 billion in the personal sector, 33% are in the criticised grades, including € 1.9 billion in impaired loans. Specific provisions of € 0.9 billion providing 47% cover are held for this portfolio, with total provisions to total loans (€ 18.6 billion) of 6.5%.

The following table shows impaired loan balances by division and as a percentage of customer loans.

Impaired loans by division	NAMA € m	Non NAMA € m	2009 Total € m	2008 Total € m
AIB Bank ROI	10,114	4,506	14,620	1,862
Capital Markets	—	559	559	338
AIB Bank UK	843	912	1,755	522
CEE	—	519	519	269

AIB Group	10,957	6,496	17,453	2,991

% of total gross loans	NAMA %	Non NAMA %	2009 Total %	2008 Total %
AIB Bank ROI	52.2	7.7	18.9	2.4
Capital Markets	—	2.5	2.5	1.3
AIB Bank UK	25.8	5.3	8.6	2.6
CEE	—	5.9	5.9	3.1

AIB Group	47.2	6.1	13.5	2.3

Group impaired loans as a percentage of total customer loans increased significantly to 13.5%, up from 2.3% at 31 December 2008. This increase reflects the considerable and continued deterioration in the markets in which the Group operates, primarily the ROI property market and to a lesser extent the UK, with contagion into other sectors also evident. Property & construction impaired loans constitute 77% of total Group impaired loans.

€ 11 billion or 63% of Group impaired loans relate to loans and receivables held for sale to NAMA and represent 47% of total NAMA eligible assets of up to approximately € 23 billion.

Impaired loans in AIB Bank ROI increased to 18.9% of total customer loans up from 2.4% at 31 December 2008, heavily impacted by the continuing and severe downturn in the property sector with little activity and reduced asset prices across the industry. Loans to the property sector now account for 81% of divisional impaired loans compared with 60% at 31 December 2008, with the majority of the impaired loans relating to the land/development sub-sectors. However other sectors which are also showing signs of pressure are residential mortgages and distribution (which includes hotels, licensed trade and motor trade) where impaired loans amount to 1.75% and 17.2% up from 0.64% and 2.3% respectively in 2008.

€ 10.1 billion representing 52% of the € 19.4 billion of loans and receivables in AIB Bank ROI division held for sale to NAMA are impaired. 96% of these impaired loans relate to the property and construction sector with the remainder relating to associated impaired loans in the distribution and personal sectors.

Impaired loans in Capital Markets increased to 2.5% of total customer loans, up from 1.3% at 31 December 2008 spread across portfolios and geographies, in particular in the property and other services sectors in the US and the financial sector where a small number of large cases and some structured securities were downgraded to impaired status in the period. At 31 December 2009, there were no impaired loans in the € 550 million portfolio of loans held available for sale to NAMA.

In AIB Bank UK, impaired loans increased to 8.6% of total customer loans compared with 2.6% at 31 December 2008. There were increases across a number of sectors, particularly the property and leisure sectors. € 843 million representing 25.8% of the loans and receivables held for sale to NAMA of € 3.3 billion are impaired and in the main relate to land and development exposures of € 2.3 billion. Other NAMA associated impaired loans are in the property investment, financial and other services sectors.

Impaired loans in Poland increased to 5.5% of total customer loans up from 2.9% at 31 December 2008 primarily reflecting the slowdown in the property sector in the period but also impacted by increased impairment in personal sector credits. Impaired loans in AmCredit at € 42 million or 47% of total customer loans at 31 December 2009 increased from € 19 million at 31 December 2008 and continue to be impacted by the severe downturn in the residential property market in the Baltic region. CEE impaired loans were 5.9% of total customer loans compared with 3.1% at 31 December 2008.

Total provisions(1) were € 5,380 million, up from € 1,849 million in 2008.

Provisions	2009 € m	2008 € m	2007 € m
Provisions for impairment of loans and receivables	5,355	1,822	106
Provisions for liabilities and commitments	1	(2)	(8)
Amounts written off financial investments available for sale	24	29	1

Total provisions	5,380	1,849	99

(1)	Includes amounts written off financial investments available for sale.

The crisis in the global financial markets and the severe downturn in the economies in which the Group operates continued to significantly impact on our businesses throughout 2009 and resulted in a further substantial increase in the provision charge for loans and receivables to customers which was € 5,350 million or 4.05% of average customer loans in 2009 compared with € 1,822 million or 1.37% in 2008. The provision charge for loans and receivables to customers included specific provisions of € 5,159 million (3.91% of average loans) and IBNR provisions of € 191 million (0.14% of average loans) compared with € 848 million or 0.64% and € 974 million or 0.73% respectively in 2008. The increased specific charge resulted largely from the significant level of impairment and associated provisions in our property portfolios in RoI. The IBNR charge at € 191 million was low relative to 2008 reflecting the substantial recognition of impairment in the year which is covered by specific provisions and management’s view at balance sheet date of the incurred but not reported loss in the remaining performing book. The Group holds a stock of IBNR provisions of € 1.4 billion as at balance sheet date (€ 1.15 billion as at December 2008).

The property and construction sector accounted for 73% or € 3.9 billion of the Group’s total provision charge for the year of € 5.4 billion for loans and receivables to customers compared to 79% or € 1.4 billion of the total charge of € 1.8 billion in 2008. Other sectors have also been impacted during the year as the non-property related provision charge was € 1.5 billion compared with € 0.4 billion in 2008.

Of the € 5,350 million of provisions for impairment for loans and receivables to customers, € 3,373 million or 63% relates to loans and receivables held for sale to NAMA. At 31 December 2009 the statement of financial position included € 4.2 billion of provisions for loans held for sale to NAMA.

	Year 2009			Year 2008
Divisional impairment charges	NAMA € m	Non NAMA € m	Total € m	Total € m
AIB Bank ROI	3,215	1,258	4,473	1,298
Capital Markets	(8)	364	356	160
AIB Bank UK	166	229	395	257
CEE	—	126	126	107

AIB Group	3,373	1,977	5,350	1,822

The following table sets out the impairment charge as a percentage of average loans by division.

	Year 2009				Year 2008
Divisional impairment charges	NAMA bps	Non NAMA(1) bps	Non NAMA residential mortgages bps	Total bps	Total bps
AIB Bank ROI	1,659	363	33	576	174
Capital Markets	(1)	148	145	141	60
AIB Bank UK	509	157	33	191	111
CEE	—	155	116	147	126

AIB Group	1,454	241	40	405	137

(1)	Non NAMA loans excluding residential mortgages.

Financial review - 3. Management report

The AIB Group provision charge of 4.05% of average total customer loans comprised of 14.54% relating to NAMA and 1.82% relating to the non NAMA portfolio (including 0.40% for residential mortgages and 2.41% for other non NAMA loans).

In AIB Bank ROI the provision charge increased to 5.76% of average customer loans compared with 1.74% at December 2008. The charge included specific provisions of € 4,323 million and IBNR provisions of € 150 million. Provisions for loans in the property portfolio accounted for approximately 80% of the charge primarily in the land and development element of the property portfolio (€ 17.1 billion) where the illiquid property market and reduced asset values continued to impact our borrowers.

There was an addition to IBNR provisions of € 150 million in the year and the factors influencing this were the introduction of enhanced credit management processes and the significant level of impaired loans and their related specific provisions which were recognised in the period, and by the reduction in performing advances at € 63.2 billion compared with € 74.9 billion at 31 December 2008.

The total residential mortgage portfolio in ROI division amounted to € 27.1 billion at 31 December 2009, split 64% owner occupier, 29% buy-to-let with staff and other accounting for the remaining 7%. The provision charge for this book was € 91 million or 0.35% of total average residential mortgages compared with € 35 million or 0.16% in December 2008 impacted by increasing unemployment.

The provision charge in the finance & leasing operation in ROI (excluding residential mortgages) increased significantly to € 166 million compared with € 80 million for December 2008 with the main contributors to this position being the plant, equipment and transport financing sub-sectors (portfolio size of € 2.1 billion) which are continuing to be impacted by the low levels of activity in the property and construction sector.

€ 3,215 million or 72% of the charge of € 4,473 million related to loans and receivables held for sale to NAMA. The charge represents 16.6% of the € 19.4 billion of loans and receivables held for sale to NAMA in AIB Bank ROI division and these primarily relate to loans in the land and development sub-sector but also include associated loans in the property investment, distribution, other services and personal sectors.

In Capital Markets the provision charge was € 356 million or 1.41% of average customer loans compared with € 160 million or 0.60% in 2008. The charge included a specific provision of € 326 million and an IBNR provision of € 30 million to recognise the deteriorating grade profile within the performing book. While the provision charge was spread across a number of geographies, the principal sectors impacted were financial, manufacturing, distribution and property sectors.

Included in the above charge is a credit of € 8 million for provisions in relation to loans and receivables held for sale to NAMA. The positive position is largely as a result of the write-back of a provision which is no longer required due to improved performance relating to an associated loan in the property sector.

In AIB Bank UK, the provision charge increased to € 395 million or 1.91% of average loans compared with € 257 million or 1.11% in 2008. While the increase was heavily influenced by property sector cases which accounted for 66% of the charge, there was also evidence of increased provisioning relating to other sectors, particularly the leisure sector where a number of customers in the licensed trade sub-sector have been experiencing problems.

42% (€ 166 million) of the charge of € 395 million related to loans and receivables of € 3.3 billion which are held for sale to NAMA. 90% of the charge related to land and development advances with the remainder largely held for associated property investment assets.

The provision charge for CEE was 1.47% of average customer loans. The provision charge in Poland at € 113 million or 1.34% of average customer loans increased from € 98 million or 1.16% in 2008 reflecting increases in provisions in property sector and personal sectors. The provision charge for AmCredit was € 13 million or 11.75% of gross customer loans, reflecting the continuing weak mortgage market in the Baltics.

Associated undertakings	2009 € m	Restated(1) 2008 € m	Restated(1) 2007 € m
Share of results of associated undertakings	46	99	130
Profit on disposal of investment in associated undertakings	—	—	1
Impairment of associated undertakings	(308)	(57)	—

	(262)	42	131

(1)	Restated due to change in accounting policy for insurance contracts - Accounting policies—Basis of preparation.

2009 v 2008

Losses from associated undertakings in 2009 were € 262 million compared with income from associated undertakings of € 42 million in 2008. Associated undertakings include the income after taxation of AIB’s 23.3% average share of M&T Bank Corporation, AIB’s investment in BACB in Bulgaria and Aviva Life Holdings Ireland Limited (previously known as Hibernian Life Holdings Limited), the joint venture in Life and Pensions with Aviva. Following the global economic downturn and the resultant impact on banking valuations generally, an impairment review resulted in impairment charges of € 200 million to AIB’s investment in M&T and € 108 million to AIB’s investment in BACB, which is reflected in the associated undertakings loss. Excluding the impairment, M&T’s contribution of US$ 61 million (€ 44 million) was down 56% relative to 2008 contribution of US$ 138 million (€ 94 million). The performance of M&T in 2009 was affected by merger costs related to the Provident acquisition, a Federal Deposit Insurance

Corporation charge, writedowns on the securities portfolio and higher credit provisions. The contribution of M&T to AIB Group’s

2009 performance in euro was impacted by a strengthening in the US dollar rate relative to the euro in 2009. The associate holding in BACB resulted in a loss of € 103 million in 2009 (excluding funding costs of € 1 million).

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

Income tax (income)/expense

The taxation credit for 2009 was € 322 million, compared with a tax charge of € 144 million in 2008 and a tax charge of € 442 million in 2007. The taxation charge/credit excludes taxation on share of results of associated undertakings. Share of results of associated undertakings is reported net of taxation in the Group (loss)/profit before taxation. The charge/credit is influenced by the geographic mix of profits and losses, which are taxed at the rates applicable in the jurisdictions where we operate.

Statement of financial position

Total assets amounted to € 174 billion at 31 December 2009 compared to € 182 billion at 31 December 2008 a decrease of € 8 billion. This decrease included the impact of currency factors of € 1.8 billion, excluding this factor, total assets decreased by € 10 billion or 5% due to provisions taken against impaired loans and receivables to customers, deleveraging of assets and a reduction in available for sale assets. Risk weighted assets, amounted to € 120 billion at 31 December 2009 compared to € 134 billion at 31 December 2008. This included the impact of currency factors of € 1.9 billion, excluding this factor, risk weighted assets decreased by € 16 billion or 11%. The decrease mainly reflects the reduction of 3% in gross loans from deleveraging of AIB’s international loan portfolios and the migration of loans from performing to impaired.

AIB Group risk weighted assets were 69% of total assets at 31 December 2009 (73% at 31 December 2008).

Risk weighted assets	2009 € bn	2008 € bn
AIB Bank ROI	54	63
Capital Markets	34	38
AIB Bank UK	21	21
CEE	10	10
Group	1	2

AIB Group	120	134

The balance sheet now identifies loans eligible for sale to NAMA separately from other customer loans. For the purposes of aiding understanding of balance sheet dynamics and trends, NAMA loan balances have been included in their respective division in the table below.

Financial review - 3. Management report

Gross loans to customers	2009 as reported € bn	2009 including NAMA € bn	2008 € bn
AIB Bank ROI	58	78	77
Capital Markets	22	23	26
AIB Bank UK	17	20	20
CEE	9	9	9

AIB Group	106	130	132

Net loans to customers	2009 as reported € bn	2009 including NAMA € bn	2008 € bn
AIB Bank ROI	56	71	75
Capital Markets	22	23	26
AIB Bank UK	17	20	20
CEE	8	8	8

AIB Group	103	122	129

Customer accounts of € 84 billion at 31 December 2009 were € 9 billion (9%) lower than € 93 billion at 31 December 2008. The decrease included the impact of currency factors of € 1.2 billion, excluding which customer accounts decreased by 11%. The reduction in customer accounts was concentrated in the first quarter of 2009 and balances stabilised over the remainder of the year.

Customer accounts	2009 € bn	2008 € bn
AIB Bank ROI	40	42
Capital Markets	23	27
AIB Bank UK	11	14
CEE	10	10

AIB Group	84	93

Credit ratings

For details on the Group’s credit ratings, please see Risk management - 3.5 Liquidity risk.

Trading portfolio financial assets

There was a balance of € 296 million in the trading portfolio as at 31 December 2009 (€ 401 million at 31 December 2008). Global Treasury recorded a fair value charge to income of € 4 million during 2009 in relation to the traded credit portfolio.

Financial investments available for sale

Global Treasury manages the significant majority of AIB’s ‘financial investments available for sale’ portfolio of € 25.3 billion. The portfolio includes securities reclassified from the trading portfolio during 2008 in line with the IAS 39 amendment. The accounting requirement is to fair value these assets through equity and not the income statement, unless impaired or on disposal. The fair value of financial assets is determined by reference to market prices where these are available in an active market. Where market prices are not available or markets are inactive, as is the situation in certain sectors at present, fair values are determined using valuation techniques, which use observable and unobservable market parameters.

December 2009 Portfolio	Treatment/impact	Valuation method

- Traded credit portfolio financial assets	€ 4 million charge to income	Quoted prices(1)/observable market parameters

- Financial investments available for sale	€ 297 million (after taxation) credit to equity account(2)	Quoted prices(1)/observable and unobservable market parameters

December 2008 Portfolio	Treatment/impact	Valuation method

- Traded credit portfolio financial assets	€ 31 million charge to income	Quoted prices(1)/observable market parameters

- Financial investments available for sale	€ 465 million (after taxation) charge to equity account(2)	Quoted prices(1)/observable and unobservable market parameters

The above charges reflect the accounting convention to fair value these assets.

(1)	Quoted prices in relation to debt securities and quoted/unquoted prices in relation to equity shares.
(2)	This is taken directly to reserves and not through the income statement.

Financial review - 3. Management report

Structured securities portfolio (held by Corporate Banking)

The structured securities portfolio consists of US subprime mortgages, CDOs/CLOs and other structured securities. The following summarises the size of each portfolio and the charge taken in the income statement in 2009 and 2008.

Portfolio	Nominal € m	2009 Income statement charge € m	Nominal € m	2008 Income statement charge € m
US subprime mortgages
- Whole loan format	88	8	111	—
- Securitisations	156	60	197	19
Total US subprime	244	68	308	19
CDOs/CLOs	581	22	603	11
Other structured securities	532	34	565	14
Disposal/restructuring of assets	—	—	—	17

The total charge in the reporting period for the structured securities portfolio was € 124 million compared to € 61 million in 2008. The increased charge was driven by some deterioration in the subprime portfolio and further pressure on the other portfolios. The fair value charge to other income was € 73 million. There was an impairment provision of € 26 million against our subprime assets, € 1 million against CDO’s/CLO’s and € 24 million in relation to a number of under performing assets in other structured securities.

Funding

Customer resources recovered in the second half of 2009 with a 9% decline (11% excluding currency factors) on December 2008 compared with a June 2009 decline on December 2008 of 12% (excluding currency factors). The reduction in deposits was concentrated in the first quarter and the start of the second quarter and conditions improved over the course of the second quarter of 2009. Gathering customer resources was a key focus for the Group in 2009 with good progress in raising deposits in the second half of the year. Net customer loans including loans held for sale to NAMA decreased by 7% (excluding currency factors) over the year, when combined with customer resources this resulted in a Group loan to deposit ratio of 146% at 31 December 2009 (156% at 30 June 2009 and 140% at 31 December 2008). The Group loan to deposit ratio was 123% excluding loans held for sale to NAMA at 31 December 2009. The net loan decrease is a combination of higher provisions for impairment and successful deleveraging of AIB’s international loan portfolios. The decrease in customer resources from December 2008 reflects a number of factors which include: the impact of the economic downturn; sovereign and bank credit rating downgrades; negative sentiment towards Ireland impacting on the Group’s market activities and on its overseas franchise in quarter 1 2009, a factor that subsequently stabilised in quarter 2. At 31 December 2009 customer resources represented 51% of the Group’s total funding, up from 49% at June 2009 (54% at 31 December 2008).

In a difficult market environment, the Group continued to diversify its funding across currencies, geographies, investor base and products through a range of programmes. During 2009 AIB successfully issued over € 6 billion under the Irish Government guarantee scheme (‘the CIFS scheme’) through a series of public and private placements. The Group also issued senior unsecured unguaranteed bonds totalling € 1.75 billion. In addition, the Group received a € 3.5 billion capital injection from the Irish Government in May 2009. Over the second half of 2009 the Group reduced its secured funding from € 32 billion at 30 June 2009 to € 24 billion at 31 December 2009 and increased its medium and long term unsecured funding activity. The Group continues to develop contingent collateral and liquidity facilities to further support its funding requirements. At 31 December 2009, the Group held € 48 billion (including pledged assets) in qualifying liquid assets/contingent funding. The NAMA bonds received as consideration for loans that may be transferred to NAMA would substantially increase AIB’s level of qualifying liquid assets. The Group’s liquidity levels continue to represent a surplus over the group’s regulatory requirements.

Balance sheet summary		2009		2008
Total assets € bn		174		182
Loans and receivables to customers € bn		103		129
Held for sale assets NAMA € bn		19		—
Customer deposits € bn		84		93
Wholesale funding € bn		64		63
Loan deposit ratio (excluding loans held for sale to NAMA)		123%		140%
Loan deposit ratio		146%		140%

	2009		2008
Sources of funds	€ bn	%	€ bn	%
Customer accounts	84	51	93	54
Deposits by banks - secured	24	15	8	5
- unsecured(1)	9	5	17	10
Certificates of deposit and commercial paper	10	6	21	12
Asset covered securities	5	3	7	4
Senior debt	16	10	10	6
Capital(2)	16	10	15	9

Total source of funds	164	100	171	100
Other(3)	10		11

Total liabilities, shareholders’ equity and non-controlling interests	174		182

(1) Deposits by banks (unsecured) when netted against loans to banks:	—	—	11	6

(2)	Includes total shareholders’ equity, subordinated liabilities and other capital instruments.
(3)	Non-funding liabilities including derivative financial instruments, other liabilities, retirement benefits and accruals and other deferred income.

Cashflow

As reflected in the statement of cash flows, there was a net increase in cash and cash equivalents of € 3,459 million. Net cash outflow from operating activities before taxation were € 4,209 million, while cash outflows from taxation were € 54 million.

Cash inflows from investing activities were € 4,542 million, primarily reflecting a net decrease in financial investments available for sale of € 4,638 million, which are held for liquidity purposes.

Cash inflows from financing activities were € 3,180 million, primarily reflecting the cash inflow from the issue of the 2009 preference shares of € 3,467 million and interest paid on subordinated liabilities of € 215 million.

Statement of comprehensive income

The total comprehensive income for the period amounted to € 1,865 million negative compared to € 103 million negative in 2008. The loss for the year ended 31 December 2009 was € 2,334 million compared to a profit of € 890 million in 2008. Currency translation adjustments amounted to € 158 million positive in 2009 compared to € 655 million negative in 2008. The currency translation difference relates to the change in value of the Group’s net investment in foreign operations arising from the weakening of the euro against the currencies in which the net foreign investments are held. The net change in cash flow hedges was € 61 million negative in 2009 compared to € 678 million positive in 2008. In accordance with IAS 39, the portion of the gain or loss on the hedging instrument deemed to be an effective hedge is recognised in the cashflow hedging reserve. Deferred gains and losses are transferred to the income statement in the period during which the hedged item affects profit or loss. The net change in the fair value of available for sale securities was € 238 million positive in 2009 compared to € 383 million negative in 2008. This represents the net change in fair value of available for sale securities recognised in equity for the period, net of hedging.

The actuarial gain in retirement benefit schemes during 2009 was € 174 million net of taxation compared to a loss of € 706 million in 2008 net of taxation. This included a loss arising from the change in demographic and financial assumptions of € 92 million (2008: gain € 611 million) primarily arising from the change in the discount rates applicable to the pension scheme liabilities. There was an experience gain on assets of € 150 million in 2009 arising from an improvement in the financial markets compared to an experience loss of € 1,367 million in 2008. There were experience gains on liabilities of € 122 million in 2009 (2008: loss € 51 million).

Financial review - 3. Management report

Divisional commentary

AIB Bank Republic of Ireland income statement	2009 € m	Restated(1) 2008 € m	Restated(1) 2007 € m
Net interest income	1,400	1,705	1,777
Other income	331	478	490

Total operating income	1,731	2,183	2,267
Personnel expenses	533	640	716
General and administrative expenses	271	313	320
Depreciation/amortisation	46	49	52
Total operating expenses	850	1,002	1,088

Operating profit before provisions	881	1,181	1,179
Provisions for impairment of loans and receivables	4,473	1,298	104
Amounts written off/(back) financial investments available for sale	—	4	—
Total provisions	4,473	1,302	104

Operating (loss)/profit	(3,592)	(121)	1,075
Associated undertakings	(4)	—	10
Profit on disposal of property	2	6	12

(Loss)/profit before disposal of businesses	(3,594)	(115)	1,097
Profit on disposal of business	—	68	—

(Loss)/profit before taxation	(3,594)	(47)	1,097

2009 v 2008

AIB Bank ROI reported a loss before taxation of € 3.6 billion in 2009 driven by higher provisions for impairment of loans and receivables of € 4.5 billion. This compares to a loss before taxation of € 47 million in 2008, when provisions for impairment of loans and receivables were € 1.3 billion. Operating profit before provisions of € 881 million was down 25% compared with 2008, with total operating income of € 1,731 million lower by 21% and total operating expenses of € 850 million down 15%(1).

2009 was a very difficult year for the Republic of Ireland division. Key sectors within the Irish economy suffered in a worsening economic climate which, when coupled with rising unemployment and more depressed consumer demand, resulted in a significant increase in impaired loans and a lack of opportunity to grow income across all major business lines. In addition, wholesale and retail funding markets remained stressed giving rise to higher customer deposit acquisition costs, shorter duration term market funding combined with higher longer-term wholesale funding costs. Against this challenging economic and financial markets backdrop, an operating profit of € 881 million was achieved. AIB continued to support customers through this difficult period with particular emphasis on viable small and medium sized enterprises (SME) and mortgage business. However, demand for credit from customers was subdued throughout 2009 reflecting customer concerns around job security, reductions in disposable income and a more cautious approach when evaluating investment opportunities.

Total operating income for the year was € 1,731 million, 21% lower than 2008. The key variables driving this fall in income were the higher cost of deposits and longer-term wholesale funding, partially offset by some widening of loan margins and the availability of cheaper short-term funding on the inter-bank market. Deposit pricing in the Irish market was highly competitive throughout 2009 and at an unsustainable loss making level. The weaker Irish economy also adversely impacted activity driven fee income and commissions, with investment product and credit card income also down on 2008 levels. The full year cost of the Irish Government guarantee scheme was also a factor behind the fall in income, with one quarter charge included in 2008 compared to a full year charge in 2009 partly offset by profit from disposal of available for sale debt securities.

From a balance sheet perspective, gross loans grew by 1%, with mortgages up 6% and non-mortgage lending lower by 1% reflecting weaker customer demand and evidence of some deleveraging by customers. AIB had an estimated 36% share of all new business written in the Irish mortgage market in 2009. On the liability side, customer accounts reduced by 6% reflecting lower retail deposits and lower current account balances as the deterioration in the economic climate resulted in lower account transaction activity.

(1)	Restated due to change in accounting policy for insurance contracts.

Financial review - 3. Management report

Costs were tightly managed in 2009 and total operating expenses were down 15% compared to 2008. There was a one-off gain in 2009 from a retirement benefits amendment excluding which costs were down 7%. Personnel costs were down 17% (4% lower excluding the retirement benefits amendment) due to a reduction in staff numbers (approximately 380 lower than December 2008) and staff related costs. General and administrative expenses were 13% lower than 2008 driven by tight management of all areas of expenditure.

The provision for impairment of loans and receivables increased significantly to € 4.5 billion, 5.76% of average loans. This was up from € 1.3 billion (1.74%) in 2008. Property and construction accounted for approximately 80% of the December 2009 charge. Of the total loan book of € 78 billion in Republic of Ireland division it is anticipated that approximately € 19 billion may transfer to NAMA over the coming months. In 2009 the impairment charge associated with these NAMA loans was € 3.2 billion resulting in cumulative credit provisions at 31 December 2009 of € 3.9 billion against the NAMA book. In the non NAMA book there was also evidence of some deterioration in credit quality which is being tightly managed.

Associated undertakings mainly represents AIB’s share of Aviva Life Holdings Ireland Limited with the financial out-turn for 2009 lower than 2008 primarily due to a reduction in new business volumes and investment markets.

The profit on disposal of business of € 68 million in 2008 reflects the division’s share of profits from the sale of 50.1% of AIB’s merchant acquiring businesses. Following this transaction the Group formed a merchant acquiring joint venture with First Data Corporation.

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

Financial review - 3. Management report

Capital Markets income statement	2009 € m	2008 € m	2007 € m
Net interest income	1,007	1,064	586
Other income	252	94	389

Total operating income	1,259	1,158	975
Personnel expenses	223	268	328
General and administrative expenses	103	108	118
Depreciation/amortisation	17	16	14
Total operating expenses	343	392	460

Operating profit before provisions	916	766	515
Provisions for impairment of loans and receivables(1)	361	160	(18)
Provisions for liabilities and commitments	—	(4)	2
Amounts written off financial investments available for sale	24	25	1
Total provisions	385	181	(15)

Operating profit	531	585	530
Profit on disposal of businesses	—	—	2

Profit before taxation	531	585	532

Capital Markets business unit profit split	2009 € m	2008 € m	2007 € m
Corporate Banking	37	335	404
Global Treasury	470	213	—
Investment Banking	24	37	128

Profit before taxation	531	585	532

2009 v 2008

Capital Markets profit before taxation of € 531 million declined by 9% on 2008 (7% excluding currency factors of € 12 million) while operating profit before provisions grew by 20% from € 766 million to € 916 million (23% excluding currency factors). Net interest income was negatively impacted by higher funding costs, lower margin on USD/Euro liquidity management activities and lower average loan volumes, though partly offset by increased income on strategic interest rate management activities and higher advances margins. The strong growth in other income was driven by a lower cost of cross currency interest rate swaps used to manage liquidity, lower mark to market write downs and profit from disposal of available for sale debt securities. Other income also included the full year cost of the Irish Government guarantee scheme. While the net interest income trend was negatively impacted by a lower margin on USD/Euro liquidity management, other income benefited by a commensurate amount from a lower cost of cross currency swaps with no impact on the total income trend.

Total operating expenses fell by 12% (11% excluding currency factors of € 6 million) reflecting the division’s flexible cost structure and strong management focus on costs across all areas and headings. Excluding the gain from the retirement benefits amendment and currency factors, total operating expenses fell by 6%. Lower staff numbers, salary containment and reduced variable compensation contributed to the fall in personnel expenses while the decrease in other administrative expenses was largely due to the effective operation of cost control initiatives. The impact of these initiatives and the retirement benefits amendment has manifested in a continuation of the downward trend in the cost income ratio, falling from 33.9% in 2008 to 27.3% in 2009.

Total provisions amounted to € 385 million, an increase of 122% on 2008 (excluding currency factors), reflecting the scale of the economic downturn across our principal credit markets and the consequent level of difficulties experienced by borrowers.

(1)	Includes provisions on loans and receivables to customers (€ 356 million) and to banks (€ 5 million).

Corporate Banking experienced very difficult trading conditions during the year as the scale of economic downturn across key credit markets significantly impacted the level of provisions for loan impairments. Profit before taxation declined as credit impairment provisions increased from € 160 million in 2008 to € 356 million in 2009. This represented an impairment charge of 1.41% of average loans, up from 0.60% in 2008. Profit before provisions fell by 20% (18% excluding currency factors), principally due to higher funding costs, higher mark to market writedowns on the structured securities portfolio and lower demand for credit. Given the unprecedented economic circumstances, management attention was focussed on raising customer deposits, de-risking and re-pricing the balance sheet and engaging in constant monitoring of the credit portfolio. As a consequence, customer deposits increased by 17% year on year, underpinned by the strength of customer relationships in each of our markets, while gross loan volumes declined by € 3.5 billion (14%). Average loan margins increased and overall asset quality continued to remain strong.

Global Treasury profit before taxation increased by 121% (124% excluding currency factors) to € 470 million while profit before provisions increased by 109% (112% excluding currency factors). This reflected exceptionally strong profit growth in Wholesale Treasury, principally benefiting from increased income on strategic interest rate management activities from being well positioned in a low interest rate environment. Higher income from cash management activities, higher amortised income on bonds and lower mark to market writedowns in 2009 compared with 2008 also contributed to the overall growth in income. Customer treasury profits were down on the comparative period, significantly impacted by the economic downturn in the Irish and UK economies, as lower volumes of foreign exchange, derivatives and cross border payments contributed to the fall in income. Impairment provisions were marginally up on 2008.

Investment Banking profit before taxation fell by 35% (21% excluding currency factors) on 2008. The investment banking market continued to be challenging as lower demand for investment banking products and lower asset values negatively impacted asset management income, stockbroking fees and once-off income from structured transactions. Year on year trading income grew as equity markets emerged from exceptionally low levels in 2007/2008 and the benefits of strong management focus on risk containment materialised. Corporate Finance income benefited from the completion of a number of significant transactions and financial outsourcing activities continued to be resilient in difficult market conditions. Aggressive cost and efficiency initiatives were implemented across all business units in line with lower revenue generation and activity levels. Total costs decreased by 11% arising from reduced staff numbers, lower variable compensation and tight cost control over all cost categories.

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

Global Treasury benefited from a particularly strong performance following on from the exceptional market volatility experienced in the second half of 2007 and which continued into 2008. Profit before taxation was € 213 million compared to a break even outturn in 2007. Customer treasury business was down on 2007, principally due to a combination of lower foreign exchange and derivative volumes as the impact of the economic slowdown set in and also due to significantly weaker sterling exchange rates.

Financial review - 3. Management report

Wholesale Treasury performed very strongly, particularly from cash management, interest rate and liquidity management activities. The amendment to IAS 39, which permitted the reclassification of assets from trading to available for sale portfolios, as outlined in notes 25 and 31 to the financial statements, reduced the level of income volatility in dislocated markets.

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

AIB Bank UK income statement			Year 2009 Stg£ m	Year 2008 Stg£ m	Year 2007 Stg£ m
Net interest income			422	471	470
Other income			91	107	107

Total operating income			513	578	577
Personnel expenses			108	157	177
General and administrative expenses			63	91	70
Depreciation/amortisation			6	7	8
Total operating expenses			177	255	255

Operating profit before provisions			336	323	322
Provisions for impairment of loans and receivables			352	204	12
Provisions for liabilities and commitments			—	—	—
Total provisions			352	204	12

Operating (loss)/profit			(16)	119	310
Associated undertaking			1	1	—
Profit on disposal of property			—	2	—

(Loss)/profit before disposal of business			(15)	122	310
Profit on disposal of business			—	30	—

(Loss)/profit before taxation			(15)	152	310
(Loss)/profit before taxation	€	m	(16)	190	452

2009 v 2008

AIB Bank UK reported an operating profit before provisions of £ 336 million, an increase of 4% on the previous year, in an economic environment that remains very challenging. Impairment charges for the year were £ 352 million compared to £ 204 million in 2008 reflecting the deteriorating economy and increased levels of customers facing financial difficulties. AIB Bank UK reported a net loss of £ 15 million compared to a net profit before disposal of business of £ 122 million in the previous year. Despite the increased impairment provisions, Allied Irish Bank (GB) reported a net profit of £ 71 million for the year, while First Trust Bank recorded a net loss of £ 86 million.

In what continued to be a difficult operating environment, AIB Bank UK focused on managing interest margins on both loans and deposits and continued its strong focus on cost management. Intense competition for deposits and higher wholesale funding costs put pressure on margins, which has been partly offset by increased returns on lending, resulting in a 10% reduction in net interest income. Customer deposit balances reduced by 20% compared with 31 December 2008, reflecting concerns about the Irish sovereign which abated after the first quarter and a highly competitive environment for deposit taking and customer loan balances reduced by 5% on 31 December 2008, in line with a lower demand for credit. Other income declined by 16% on the previous period, however excluding profit on disposal of available for sale debt securities and the cost of the Irish Government deposit guarantee scheme paid within other income, other income showed a decline of 15% on the previous year. This underlying decline was due to decreased transaction income due to lower demand and reduced customer activity reflecting the broad economic environment.

Costs have been very actively managed and have decreased by 31% period on period. Excluding the one-off gain from the retirement benefits amendment, costs have reduced by 20% on 2008. Management actions in 2009 include significant reductions in performance compensation, reduced headcount through natural attrition and reduced discretionary spend. In addition, costs in 2009 included £ 3 million relating to the UK Financial Services Compensation Scheme (“FSCS”), down from £ 17 million in 2008.

The provision charge for the year at £ 352 million was mainly in the property sector of the loan portfolio. This was particularly evident in First Trust Bank, which accounts for 58% of the total provision charge.

The £ 30 million profit on disposal of business in 2008 reflects the division’s share of profits from the sale of 50.1% of AIB’s merchant acquiring businesses. Following this transaction the Group formed a merchant acquiring joint venture with First Data Corporation.

AIB Bank UK profit/(loss) split	Year 2009 Stg£ m	Year 2008 Stg£ m	Year 2007 Stg£ m
AIB (GB)	71	89	174
First Trust Bank	(86)	33	136
Profit on sale of business	—	30	—

(Loss)/profit before taxation	(15)	152	310

Allied Irish Bank (GB), operating profit before provisions increased by 13% to £ 217 million on prior year, however as a result of increased impairment charges profit before taxation of £ 71 million was down 21% on 2008. Net interest income declined by 3% on 2008, as lower deposit income in a low rate environment along with intense competitor pricing were offset by increased margins on loans. Customer loan balances fell by 4% on 31 December 2008 while customer deposit balances reduced by 29% reflecting sovereign concerns in the early part of the year and a period where deposit pricing in the marketplace increased. Other income declined by 5% on the previous year, however excluding the impact of the Irish Government deposit guarantee scheme and profit on disposal of available for sale debt securities, other income was down 2%. Costs declined by 26% on 2008 due to continued focus on managing the cost base. Excluding the one-off gain from the retirement benefits amendment, costs decreased by 18% on 2008. As a result of the continued deterioration in the economy, impairment charges increased significantly on the previous year.

First Trust Bank made an operating profit before provisions of £ 119 million, a reduction of 9% on last year. After higher impairment provisions the loss before taxation was £ 86 million, reflecting the sharp deterioration in the Northern Ireland economy, particularly within the property sector. Net interest income was 21% lower than last year reflecting lower deposit margins driven by increased competition for deposit balances and the impact of a very low rate environment, which has been partly mitigated by an improvement in lending margins. Customer deposit balances increased by 3% over the course of the year, driven by the launch of several fixed term deposit offerings, while customer loans reduced by 5% when compared to December 2008. Other income fell significantly compared to last year reflecting the impact of reduced economic activity on transaction income and costs associated with the Irish Government deposit guarantee scheme, partly offset by a gain on disposal of available for sale debt securities which are accounted for within other income. Costs were 36% lower compared with 2008 (22% lower excluding the one-off gain from the retirement benefits amendment).

2008 v 2007

AIB Bank UK reported profit before taxation of £ 152 million and operating profit before provisions of £ 323 million, marginally ahead of 2007. This is a solid operating performance against the backdrop of the very challenging economic environment. Profit before taxation at £ 152 million compared to £ 310 million for 2007. In these difficult market conditions, AIB Bank UK had a focused approach which delivered a steady operating profit performance, with emphasis on deposit gathering, lending returns and cost management. Net interest income has been maintained, despite higher funding costs, through a series of measures including active margin management and strong deposit growth. Good growth was achieved in underlying net interest income as customer loan and deposit balances increased by 7% and 22% respectively, the majority of loan growth occurred in the first six months. Costs have been actively managed, resulting in zero growth, after including significant costs for the UK Financial Services Compensation Scheme (“FSCS”). AIB Bank UK’s proportionate share amounted to £ 17 million of the cost of protecting UK depositors of several failed UK financial institutions. These additional costs have been offset by planned operational efficiencies, some reduced headcount, and by reducing discretionary spend which would have resulted in a year on year reduction in operating costs of 6% on 2007 and in a positive income/cost growth rate gap of 6% excluding the UK FSCS £ 17 million charge referred to above. The cost income ratio remained at 44.1%, the same level as the previous year and excluding the cost of the UK FSCS, the ratio would have improved to 41.3%. AIB Bank UK’s deposits are also guaranteed by the Irish Government, and the cost of that guarantee is included within the other income line for the period since its inception in October 2008.

Profit before taxation declined by 61% reflecting increased provisions from loan impairment in a deteriorating economic environment, with the provision charge increasing to £ 204 million compared to the very low levels experienced in the previous year. Approximately half of this charge was in relation to IBNR provisions. During the second half of 2008 in more recessionary conditions, there has been an increase in the number of customers experiencing cashflow difficulties and consequently the number of impaired loans has risen to 2.6% of loans. In the early part of 2008 AIB Bank UK strengthened all credit management teams with an emphasis on early identification of impairment and active management of all vulnerable credit cases.

The £ 30 million profit on disposal of business reflects the division’s share of profits from the sale of 50.1% of AIB’s merchant acquiring businesses. Arising from this transaction, a merchant acquiring joint venture was formed with First Data Corporation.

Allied Irish Bank (GB), profit before taxation of £ 89 million was down 49% on 2007. Operating profit before provisions in 2008 increased by 5% to £ 193 million on the previous period, which is a positive performance in very difficult operating conditions. This performance was achieved through a combination of active management of interest income and successfully targeted reductions in the underlying cost base. Net interest income grew by 2% reflecting continued success at margin management and a strong increase in customer deposit balances, which have grown by 29% since December 2007. There has been selective growth in customer loan balances of 12% and the focus on well managed balance sheet growth has continued in 2008. Costs have decreased by 2% on 2007 which includes the cost of the FSCS and if excluded, costs would have shown a significant decrease on the previous year. The cost income ratio for the year has improved to 41.8% from 43.3% for the previous period with positive income/cost growth rate gap of 4%. Against the low provisions experience in 2007, the level of provisions for impairment increased to £ 106 million and included IBNR provisions of £ 39 million, reflecting the economic environment.

First Trust Bank profit before taxation fell by 76% to £ 33 million, while the operating profit before provisions fell by 6% to £ 130 million for 2008. Customer loan balances were maintained at the same level as last year, with the continued focus on balance sheet management leading to an improvement in lending margins along with a 9% growth in customer deposit balances. This was supported by a number of successful issues of fixed rate deposit bonds, offering competitive interest rates in a declining rate environment. Active management of the cost base continues to be a feature of performance. While overall costs have increased by 3%, this includes the costs associated with the participation in the FSCS which if excluded would have resulted in costs reducing by 2% reflecting increased operational efficiencies being realised across the network. The level of provisioning for loan impairment increased to £ 98 million, of which £ 59 million was in relation to IBNR, reflecting the impact from the deterioration of economic conditions in the Northern Ireland economy.

CEE profit split			Year 2009 € m	Year 2008 € m	Year 2007 € m
Poland			196	263	269
BACB			(104)	(56)	—
AmCredit			(13)	(33)	—

CEE			79	174	269

Poland income statement			Year 2009 Pln m	Year 2008 Pln m	Year 2007 Pln m
Net interest income			1,628	1,542	1,167
Other income			1,315	1,362	1,400

Total operating income			2,943	2,904	2,567
Personnel expenses			867	870	822
General and administrative expenses			609	656	604
Depreciation/amortisation			123	110	123
Total operating expenses			1,599	1,636	1,549

Operating profit before provisions			1,344	1,268	1,018
Provisions for impairment of loans and receivables			487	344	6
Provisions for liabilities and commitments			2	7	(2)
Total provisions			489	351	4

Operating profit			855	917	1,014
Associated undertakings			—	(2)	2
Profit on disposal of property			(1)	8	—

Profit before taxation			854	923	1,016

Profit before taxation	€	m	196	263	269

2009 v 2008

Poland recorded a profit before taxation of Pln 854 million in 2009, compared with Pln 923 million in 2008, a decrease of Pln 69 million or 8%. Operating profit before provisions increased by 6% as a result of decisive management action in response to a difficult economic environment and market conditions.

Net interest income grew by 6%. Gross customer loans were in line with 31 December 2008. BZWBK has adapted its approach to lending to reflect the slowing economic conditions and its ongoing objective to be self financing. The focus has been on maintaining loan quality and ensuring diversity in the overall loan portfolio. Special focus was directed at deepening the footprint in the retail and SME sectors where higher returns are achievable. Margins steadily improved across all lines of lending in the year following various management initiatives while meeting our structured managed risk approach. Deposits decreased by 4% compared with 31 December 2008, which is considered a good outcome in the context of the very competitive market for deposits generally. Deposit pricing has remained very competitive in the sector, though some of the pressures noted previously have eased.

Strong underlying growth in banking fee income was recorded. This included a 15% increase in fees on daily banking services, loans, debit cards, credit cards and the provision of third party services. Dividend income from equity investments recorded a substantial increase of 38%. These strong performances were negated by lower profits on equity disposals where the level of disposals in 2008 were not repeated in 2009 and a fall of 35% in fees earned from mutual funds and asset portfolios as a result of the adverse conditions on the local and global financial markets. At 31 December 2009, mutual fund volumes had increased by 25% to Pln 10.5 billion. This followed the substantial reduction of 63% recorded in 2008. BZWBK maintained second place in the market (11.22% v 11.29% in December 2008). Income from the brokerage business was also negatively impacted, a 12% reduction, as a result of depressed market trading conditions during the year. Overall, other income decreased by 3%.

Total operating expenses reduced by 2% reflecting cost reductions in a number of areas. The branch network development programme finalised in 2009 bringing the total number of branches to 512 at the end of 2009. Staff numbers (Full Time Equivalent) reduced by 8% since December 2008. A positive income/cost growth rate gap of 3% leaves the cost income ratio at 54.3%, down from 56.3% in the year ended 31 December 2008.

The provision charge for impairment of loans and receivables of Pln 487 million reflects the challenging environment for lending activities in both retail and business segments. The provision charge represents 1.34% (2008: 1.16%) of average customer loans. At 31 December 2009, impaired loans as a percentage of total loans increased to 5.5% from 2.9% as at the end of 2008.

Financial review - 3. Management report

BACB – Bulgaria

AIB share from profits in BACB for 2009 amounted to € 5 million. A further impairment review was carried out on the investment in 2009 which resulted in an additional impairment charge of € 108 million in AIB’s investment in BACB (2008: € 57 million). There were funding costs of € 1 million in the period.

AmCredit – Baltic Region

AmCredit recorded a loss before taxation of € 13 million in 2009, compared with a loss of € 33 million in 2008. The result in 2009 primarily reflects impairment provisions on loans of € 13 million (11.75% charge on average gross customer loans) arising from the continuation of the sharp downturn in the three Baltic economies and the extremely depressed mortgage market in 2009. A nil operating profit before provisions was recorded in 2009 compared to an operating loss before provisions of € 24 million in 2008, which included a € 15 million goodwill impairment charge.

2008 v 2007

Poland recorded an underlying profit before tax decrease of 9% to Pln 923 million (€ 263 million) for 2008. This is a strong performance in the context of a slowing Polish economy, which has felt the impact of the global downturn, particularly in the second half of 2008.

Net interest income in 2008 was up by 32% driven primarily by exceptional balance sheet growth. Customer loan balances increased by 42% since 31 December 2007. This growth was achieved across all business lines with a specific focus on retail products. Mortgage lending grew by 49% and other personal lending was up 55%, both reflecting the aspirations to increase market share. Business lending grew by 37% with strong growth in the corporate and SME segments. Customer deposits increased by 41% following a strong focused drive for resources throughout 2008. Business deposits grew strongly, particularly in the fourth quarter. Margins improved across all lines of lending reflecting the recovery of increased costs of funding. Market competition for deposits rose in intensity with pricing in excess of market prices a common feature, resulting in reduced margins on deposits.

Other income overall decreased by 3%. Strong underlying growth of 17% was recorded in fee income areas including fees on loans, debit card and credit card fees and daily banking fees. 2008 also benefited from profit on equity disposals and sales of structured products. These strong performances were offset by the substantial fall of 43% in fees earned in the asset management business as a result of the adverse conditions on the local financial and equity markets. The volume of mutual funds decreased by 63% to Pln 8.4 billion, though retaining the number two position in terms of market share (11.3% v 16.8% in December 2007). Brokerage income was also negatively impacted.

Total operating expenses increased by 6% since 2007. The branch network development program is nearing finalisation with 95 branches opened in 2008 bringing the network total to over 500 branches at 31 December 2008. Staff numbers increased by 12% during the year. Overall staff costs have increased by 6% reflecting increased staff numbers and higher salaries, offset somewhat by reduced levels of performance related costs. General and administrative expenses increased by 9%, driven primarily by increased costs of the expanded branch infrastructure and IT development. In light of the evolving economic slowdown a strong proactive approach to cost management generally has been in place in the second part of 2008. Positive income/cost growth rate gap of 7% resulted in a reduced cost/income ratio of 56.3% (2007: 60.4%).

The provision charge of Pln 344 million reflects the weakening of the economic environment. It represents a 1.16% charge on average customer loans and includes 0.55% for IBNR and 0.61% for specific impairment with property and personal lending sectors most impacted. Impaired loans as a percentage of total loans increased to 2.9% from 2.8% at the end of 2007.

BACB – Bulgaria. AIB acquired a 49.99% shareholding in BACB, a SME lender on 29 August 2008.

The result for the post acquisition period September to December 2008 included a share in profits of € 3 million and funding costs of € 2 million. However, following the substantial global economic downturn and the resultant impact on banking valuations generally, an impairment review resulted in a carrying value adjustment of € 57 million, giving rise to a loss of € 56 million being recorded.

AmCredit – Baltic Region. Mortgage business acquired on 1 February 2008.

A loss of € 33 million was recognised since acquisition. This reflected an operating loss of € 9 million, a goodwill impairment charge of € 15 million and additional impairment provisions on loans of € 9 million arising from a sharp downturn in the three Baltic economies in 2008.

Group income statement	2009 € m	2008 € m	2007 € m
Net interest income	(26)	70	62
Other income/(loss)	635	104	44

Total operating income	609	174	106
Personnel expenses	33	53	96
General and administrative expenses	43	51	62
Depreciation/amortisation	55	46	34
Total operating expenses	131	150	192

Operating profit/(loss) before provisions	478	24	(86)
Provisions for impairment of loans and receivables	—	—	—
Provisions for liabilities and commitments	—	—	(9)
Total provisions	—	—	(9)

Operating profit/(loss)	478	24	(77)
Associated undertaking	(156)	94	120
Profit on disposal of property	21	2	64
Construction contract income	1	12	55
Loss on disposal of businesses	—	—	(1)

Profit before taxation	344	132	161

2009 v 2008

Group reported a € 344 million profit in 2009 compared with € 132 million in 2008. The result in 2009 included a gain of € 623 million on the capital exchange offering completed in June 2009. Excluding this one-off item, the Group loss before taxation in 2009 was € 279 million. The commentary which follows excludes this one-off item.

The trends in net interest income and other income in Group division are impacted by reclassification of income between headings in relation to interest rate hedging. Consequently, it is more meaningful to analyse the trend in total operating income. Total operating income decreased from € 174 million in 2008 to a loss of € 14 million in 2009. This mainly reflects a reduction in income earned on capital and the impact of interest rate hedge volatility (hedge ineffectiveness and derivative volatility), a charge of € 28 million in 2009 compared with an increase of € 27 million in 2008. Income was also impacted by the capital exchange offering, where the dividends on tier 1 instruments redeemed as part of the capital exchange previously had been paid out of Group profit after tax whereas dividends on the lower tier 2 subordinated debts instruments issued as part of the capital exchange are charged to net interest income. Total operating income also includes hedging profits in relation to foreign currency translation hedging (€ 4 million profit in both 2008 and 2009).

Total operating expenses decreased from € 150 million in 2008 to € 131 million in 2009 notwithstanding significant investment in structures and resources related to NAMA. Total operating expenses included € 28 million in relation to preparation for NAMA, including external professional fees relating to the preparation of the circular, other costs relating to the extraordinary general meeting and costs relating to the valuation of properties. Excluding these costs, the Group division cost base reduced by € 47 million to € 103 million. Personnel expenses decreased from € 53 million in 2008 to € 33 million in 2009, a decrease of € 20 million. General and administrative expenses decreased from € 51 million to € 43 million mainly reflecting lower Group operations and technology costs benefiting from the single enterprise agenda and active management of all cost categories. Depreciation/amortisation expenses increased from € 46 million in 2008 to € 55 million in 2009 reflecting project and investment spend in recent years on the single enterprise agenda.

AIB’s share of M&T’s after tax profit in 2009 amounted to € 44 million. In the first half of 2009, an impairment review resulted in an impairment charge of € 200 million to AIB’s investment in M&T. On a local currency basis, excluding the impairment charge, M&T’s net income of US$ 61 million was down 56% relative to the 2008 contribution of US$ 138 million. M&T reported its results on 20 January 2010, showing net income down 32% to US$ 380 million compared to 2008. The M&T euro contribution to AIB Group performance was impacted by the strengthening in the US dollar rate relative to the euro during 2009.

Profit on disposal of property of € 21 million in 2009 reflects profit on sale of 15 branches (€ 17 million after taxation) as part of the sale and leaseback programme.

Financial review - 3. Management report

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

Financial review - 4. Capital management

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

Capital resources

The following table* shows AIB’s capital resources at 31 December 2009 and 31 December 2008. Capital resources increased by € 1.1 billion during the year ended 31 December 2009. The composition of the Group’s capital resources changed during 2009 as a result of the capital exchange when the Group issued € 1.2 billion of subordinated notes on the redemption of € 2.4 billion of subordinated liabilities and other capital instruments generating a gain in shareholders equity of € 1.2 billion (see note 7). The increase during 2009 arose primarily due to the € 3.5 billion NPRFC investment in preference shares, and positive foreign exchange movement offset by negative retentions.

	2009 € m	Restated(1) 2008 € m
Shareholders’ equity(2)	10,709	8,969
Non-controlling interests in subsidiaries	626	1,344
Perpetual preferred securities	136	864
Undated capital notes	189	692
Dated capital notes	4,261	2,970

Total capital resources	15,921	14,839

(1)	Restated due to change in accounting policy for insurance contracts.
(2)	Includes other equity interests.

The Capital Requirements Directive

The Capital Requirements Directive (“CRD”), which was transposed into Irish law at the end of 2006, introduced some significant amendments to the capital adequacy framework. Its goal is to provide a greater link between the risk a bank faces and the capital it requires, and it does this in a number of ways. In terms of minimum capital requirements (‘Pillar 1’) it brings greater granularity in risk weightings under the standardised approach for credit risk, and introduces an explicit capital requirement for operational risk. Perhaps the most significant amendment is the ability of banks to use the outputs of their own internal rating systems to calculate capital requirements for credit risk. This is known as the internal ratings based approach (“IRBA”). The IRBA allows banks to use their own estimates of the Probability of Default (“PD”) of their borrowers in the estimation of capital requirements. It can also allow banks to use their own estimates of a transaction’s Loss Given Default (“LGD”) and Exposure at Default (“EAD”). Use of IRBA is subject to supervisory approval, and is provided only to those banks that can demonstrate that their credit risk management and risk estimation processes meet the required minimum standards. Under Foundation IRB Approach banks are required to use the regulator’s prescribed LGD and other parameters required for calculating the risk weighted assets (“RWA”).

The CRD also introduces two additional ‘pillars’. Under Pillar 2 (‘supervisory review’) banks may estimate their own internal capital requirements through an ICAAP, which is subject to supervisory review and evaluation. Pillar 3 (‘market discipline’) involves the disclosure of a suite of qualitative and quantitative risk management information to the market.

*	Forms an integral part of the audited financial statements

Financial review - 4. Capital management

The Capital Requirements Directive (continued)

Minimum regulatory capital requirement (Pillar 1)

The Group is subject to the requirements of the Financial Regulator. The Financial Regulator’s rules closely follow the provisions of the CRD, and apply a risk asset ratio framework to the measurement of capital adequacy.

The adequacy of the Group’s capital is assessed by comparing available regulatory capital resources with capital requirements. The minimum total capital ratio set by the CRD is 8% of which the tier 1 element must be at least 4%.

While the capital requirements for credit risk depend to a significant degree on the credit worthiness of the obligor, the CRD permits the use of different approaches to the calculation of RWA; the Standardised Approach and the Internal Ratings Based Approach.AIB Group uses a mix of Standardised and Internal Ratings Based Approaches for calculating capital requirements for credit risk.The capital requirement for market risk and operational risk is calculated according to the Standardised Approach.

Internal capital requirement (Pillar 2)

AIB Group defines its internal capital as the tier 1 capital required to protect it against severe unexpected losses that might put the solvency of AIB Group at risk. The internal capital requirement is determined by summing: - The minimum Pillar 1 regulatory requirement for credit risk and operational risk (calculated as 4% of RWA); the economic capital calculation for market risk (VaR based); and the capital calculation for any other material risks that are deemed to warrant a specific capital requirement.

Target capital

For the year ended 31 December 2009 the Group manages and measures its own performance to a target Group tier 1 capital ratio at or above 8% (minimum policy ratio of 7.5%).

Actual capital

This is the actual regulatory capital held for AIB Group, which at 31 December 2009 was € 12,315 million (2008: € 14,053 million). The capital adequacy information table sets out the components and calculation of the Group’s tier 1 and total capital ratios under the CRD at 31 December 2009 and 31 December 2008.

Capital floor

AIB is subject to capital floors as determined by the Financial Regulator. The floors apply to both consolidated and individual subsidiary calculations, and are based on a percentage of the capital requirements that would have been as calculated under the pre-CRD capital adequacy framework.

Regulatory capital ratios

The table on the following page sets out the components and calculation of the Group’s capital ratios under the CRD at 31 December 2009 and 31 December 2008.

The Group’s capital ratios remained strong during 2009, primarily due to the € 3.5 billion NPRFC investment in preference shares, with a core tier 1 ratio of 7.9%, a tier 1 ratio of 7.2% and a total capital ratio of 10.2% at 31 December 2009.

Core Tier 1 capital was € 9.5 billion at 31 December 2009, compared with € 7.8 billion at 31 December 2008. The increase reflects the issue of € 3.5 billion non-cumulative preference shares to the NPRFC (see note 49), a gain of € 1.2 billion on the redemption of capital instruments (see note 7), offset by negative retentions and exchange rate and other movements totalling € 3.0 billion.

Tier 1 capital was € 8.7 billion at 31 December 2009, down from € 9.9 billion at 31 December 2008. The decrease reflects the movements described above offset by the reduction of € 1.8 billion in tier 1 instruments arising from the capital exchange offering (see note 7) and increased supervisory deductions of € 1.3 billion arising from the deterioration in the credit portfolios (1).

Tier 2 capital decreased by € 0.5 billion to € 3.8 billion in the period to 31 December 2009. The decrease reflects the additional supervisory deductions(1) from tier 2 capital of € 1.3 billion and the redemption of perpetual subordinated liabilities of € 0.5 billion (see note 7) offset by the issue of € 1.2 billion of dated subordinated notes under the capital exchange (see note 7) and exchange rate and other movements of € 0.1 billion.

(1)

The supervisory deduction from tier 1 capital and tier 2 capital primarily relate to the expected loss adjustment together with capital requirements in respect of securitisation positions, both of which are deducted 50% from tier 1 capital and 50% from tier 2 capital. The expected loss adjustment is the excess of expected loss on the IRBA portfolios over the IFRS provision on the IRBA portfolios.

Regulatory capital ratios (continued)

Credit risk weighted assets decreased by € 14.2 billion primarily reflecting: (i) the large increase in impaired loans in the IRBA loan portfolios within the RoI Division, which generate an increase in the expected loss adjustment and a reduction in the risk weighted assets; and (ii) reductions in the loan book across each of the Divisions, predominantly in Capital Markets. This was offset by the increase in risk weighted assets arising from the deterioration in the performing IRBA loan portfolios and the impact of exchange rate movements. The increase in operational risk weighted assets reflects the natural increase in capital requirements arising from an increase in business activity rather than any underlying specific increase in operational risks.

Capital adequacy information	2009 € m	Restated(1) 2008 € m
Tier 1
Paid up share capital	329	294
Eligible reserves	9,952	8,600
Equity non-controlling interests in subsidiaries	437	354
Supervisory deductions from core tier 1 capital	(1,187)	(1,490)

Core tier 1 capital	9,531	7,758
Non-equity non-controlling interests in subsidiaries	189	990
Non-cumulative perpetual preferred securities	136	864
Reserve capital instruments	239	497
Supervisory deductions from tier 1 capital	(1,425)	(172)

Total tier 1 capital	8,670	9,937

Tier 2
Eligible reserves	239	232
Credit provisions	510	536
Subordinated perpetual loan capital	189	692
Subordinated term loan capital	4,261	2,970
Supervisory deductions from tier 2 capital	(1,425)	(172)

Total tier 2 capital	3,774	4,258

Gross capital	12,444	14,195
Supervisory deductions	(129)	(142)

Total capital	12,315	14,053

Risk weighted assets
Credit risk	110,376	124,606
Market risk	2,196	2,043
Operational risk	7,808	7,250

Total risk weighted assets	120,380	133,899

Capital ratios
Core tier 1	7.9%	5.8%
Tier 1	7.2%	7.4%
Total	10.2%	10.5%

(1)	Restated due to change in accounting policy for insurance contracts - see Accounting policies - Basis of preparation.

The Group’s capital ratios are based on Pillar 1 (‘Minimum Capital Requirements’) under the Capital Requirements Directive. Under Pillar 2 (‘Supervisory Review’) banks may estimate their own capital requirements through an ICAAP which is subject to supervisory review and evaluation.

Financial review - 5. Critical accounting policies & estimates

The Group’s accounting policies are set out on pages 123 - 143 of this report.

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of certain assets, liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. The estimates and assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Since management judgement involves making estimates concerning the likelihood of future events, the actual results could differ from those estimates. The financial statements continue to be prepared on a going concern basis, as the Directors are satisfied that the Company and the Group as a whole have the resources to continue in business for the foreseeable future.

The accounting policies that are deemed critical to AIB’s results and financial position, in terms of the materiality of the items to which the policy is applied and the estimates that have a significant impact on the financial statements are set out below. In addition, estimates with a significant risk of material adjustment in the next year are also discussed.

Loan impairment*

AIB’s accounting policy for impairment of financial assets is set out in accounting policy number 16. The provisions for impairment of loans and receivables at 31 December 2009 represent management’s best estimate of the losses incurred in the loan portfolios at the reporting date.

The estimation of loan losses is inherently uncertain and depends upon many factors, including loan loss trends, portfolio grade profiles, local and international economic climates, conditions in various industries to which AIB Group is exposed and other external factors such as legal and regulatory requirements.

Credit risk is identified, assessed and measured through the use of credit rating and scoring tools. The ratings influence the management of individual loans. Special attention is paid to lower quality rated loans and when appropriate, loans are transferred to specialist units to help avoid default, or where in default, to help minimise loss. The credit rating triggers the raising of specific provisions on individual loans where there is doubt about their recoverability.

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

Key assumptions underpinning our estimates of collective and IBNR provisioning are back tested with the benefit of experience and revisited for currency on a regular basis.

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

The amount of an individually assessed specific provision required is highly dependent on estimates of the amount of future cash flows and their timing. Individually insignificant loans are collectively evaluated for impairment. As this process is model driven, based on historic loan recovery rates, the total amount of the Group’s impairment provisions on these loans is somewhat uncertain as it may not totally reflect the impact of the prevailing market conditions.

Changes in the estimate of the value of security and the time it takes to receive those cash flows could have a significant effect on the amount of impairment provisions required and on the income statement expense and balance sheet position.

The construction and property loan portfolio has been particularly adversely impacted by the downturn in both the Irish and UK economies. Collateral values have significantly reduced and, particularly in Ireland, there is little or no market activity in the sector. Accordingly, the estimation of cash flows likely to arise from the realisation of such collateral is subject to a very high degree of uncertainty.

Incurred but not reported provisions

Incurred but not reported (“IBNR”) provisions are also maintained to cover loans which are impaired at the reporting date and, while not specifically identified, are known from experience to be present in any portfolio of loans.

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

*	Forms an integral part of the audited financial statements

The total amount of impairment loss in the Group’s earning portfolio and therefore the adequacy of the IBNR allowance is inherently uncertain. There may be factors in the portfolio that have not been a feature of the past and changes in credit grading profiles and grading movements may lag the change in the credit profile of the customer. In addition, current estimates of loss within the earning portfolio and the period of time it takes following a loss event for an individual loan to be recognised as impaired (‘emergence period’) are subject to a greater element of estimation due to the speed of change in the economies in which we operate and the unprecedented market conditions.

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

Financial assets held for sale to the National Asset Management Agency*

The Group’s accounting policy for financial assets classified as held for sale to the National Asset Management Agency (“NAMA”) is set out in accounting policy number 24.

These assets are separately disclosed in the statement of financial position. The bases for measurement, impairment and interest recognition are the same as those for loans and receivables (see accounting policy numbers 6, 16, and 18). Derecognition will take place upon the transfer to NAMA of the risks and rewards inherent in these assets which will be the dates specified in the NAMA acquisition schedules.

Determination of fair value of financial instruments*

The Group’s accounting policy for the determination of fair value of financial instruments is set out in accounting policy number 17.

The best evidence of fair value is quoted prices in an active market. The deterioration of the world’s financial markets has considerably reduced the amount of the Group’s financial instruments that are valued on the basis of quoted prices in active markets. The absence of quoted prices increases reliance on valuation techniques and requires the use of judgement in the estimation of fair value. This judgement includes but is not limited to: - evaluating available market information; determining the cash flows for the instruments; identifying a risk free discount rate and applying an appropriate credit spread.

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

Goodwill impairment*

The Group’s accounting policy for intangible assets is set out in accounting policy number 21. Most of the Group’s carrying value of goodwill arises from its investment in BZWBK (see note 39) while other goodwill forms part of the Group’s investment in associated undertakings, including M&T and BACB (see notes 35 and 37).

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

*	Forms an integral part of the audited financial statements

Financial review - 5. Critical accounting policies & estimates the exercise of judgement. The estimation of pre-tax cash flows is sensitive to the periods for which detailed forecasts are available and to assumptions regarding the long term sustainability of the cash flows taking into consideration changes in the market in which a business operates (e.g. economic and credit conditions, competitive activity, regulatory change and availability of funding).

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

The Group provides a number of defined benefit and defined contribution retirement benefit schemes in various geographic locations, the majority of which are funded. In relation to the defined benefit schemes, a full actuarial valuation is undertaken every three years and is updated to reflect current conditions in the intervening periods. Scheme assets are valued at fair value. Scheme liabilities are measured on an actuarial basis, using the projected unit method and discounted at the current rate of return on a high quality corporate bond of equivalent term and currency to the liability. Actuarial gains and losses are recognised immediately in the statement of comprehensive income.

In calculating the scheme liabilities and the charge to the income statement, the directors have chosen a number of assumptions within an acceptable range, under advice from the Group’s actuaries. The impact on the income statement and statement of financial position could be materially different if a different set of assumptions were used.

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

On 13 October 2008 the IASB issued an amendment to IAS 39 which permits the reclassification of financial assets from trading portfolio financial assets. AIB availed of the option provided by the amendment to reclassify securities from the trading portfolio to the available for sale portfolio, based on their fair value on 1 July 2008, as described in note 25. In addition, in 2009 certain available for sale debt securities were reclassified to loan and receivables to customers (see notes 28 and 31). The designation of financial assets and financial liabilities has a significant effect on their income statement treatment and could have a significant impact on reported income.

Deferred taxation*

The Group’s accounting policy for deferred tax is set out in accounting policy number 13.

Deferred tax assets are recognised when it is probable that future taxable profits will be available against which the temporary differences will be utilised. Deferred tax assets arising from unutilised tax losses in the Irish tax jurisdiction amount to €381 million. The net deferred tax asset on items recognised directly in equity amounted to € 40 million, the most significant of which relates to retirement benefits. The retirement benefit deferred tax asset fluctuates in line with movements in the value of the pension scheme deficit. An increase in asset values, with no change in liabilities would reduce the associated deferred tax asset. If it transpired that the deficit could only be eliminated by additional cash contributions, then the recovery of the deferred tax asset would require sufficient taxable profits to accrue.

In assessing the recoverability of deferred tax assets, management considers whether it is probable that all deferred tax assets will be realised. Other than as described above in respect of deferred tax on items recognised directly in equity, the ultimate realisation of deferred tax assets is dependent upon the generation of future taxable income in the periods in which those temporary differences become deductible. The Directors have considered the assumptions underpinning the restructuring plan (see note 55 (v)) and have determined that future taxable profits will be available to absorb the deferred tax assets including the unutilised tax losses. Accordingly, it is considered that recoverability of the deferred tax asset is probable.

*	Forms an integral part of the audited financial statements

Financial review - 6. Deposits and short term borrowings

Customer accounts

The following table analyses average deposits by customers based on the location of the offices in which the deposits are recorded.

	2009 € m	2008 € m	2007 € m

Domestic offices	11,744	12,972	14,295
Current accounts
Deposits:
Demand	6,793	7,165	7,214
Time	36,175	32,729	24,944
	54,712	52,866	46,453
Foreign offices
Current accounts	8,872	12,348	11,540
Deposits:
Demand	1,878	1,314	2,327
Time	18,427	18,756	15,743
	29,177	32,418	29,610

Total	83,889	85,284	76,063

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

Time deposits are generally larger, attract higher rates of interest than demand deposits and have predetermined maturity dates.

Customer accounts by currency

The following table analyses customer deposits by currency.

	2009 € m	2008 € m	2007 € m
Euro	48,465	52,629	47,738
US dollar	7,302	9,982	4,697
Sterling	18,035	20,307	21,387
Polish zloty	9,033	9,257	7,155
Other currencies	1,118	429	331

Total	83,953	92,604	81,308

Large time deposits and certificates of deposit

The following table shows details of the Group’s large time deposits and certificates of deposit (US$ 100,000 and over or the equivalent in other currencies) by time remaining until maturity as at 31 December 2009, 2008 and 2007.

	2009
	3 months or less € m	After 3 months but within 6 months € m	After 6 months but within 12 months € m	After 12 months € m	Total € m
Large time deposits
Domestic offices	16,839	3,150	1,791	1,551	23,331
Foreign offices	12,150	2,148	1,336	393	16,027
Certificates of deposit
Domestic offices	559	10	18	—	587
Foreign offices	4,409	131	236	5	4,781

Total	33,957	5,439	3,381	1,949	44,726

Financial review - 6. Deposits and short term borrowings (continued)

Large time deposits and certificates of deposit (continued)

	2008
	3 months or less	After 3 months but within 6 months	After 6 months but within 12 months	After 12 months	Total
	€ m	€ m	€ m	€ m	€ m
Large time deposits
Domestic offices	27,234	5,046	1,049	1,618	34,947
Foreign offices	12,900	1,405	1,576	468	16,349
Certificates of deposit
Domestic offices	2,624	220	129	19	2,992
Foreign offices	10,341	798	907	12	12,058

	53,099	7,469	3,661	2,117	66,346

	2007
	3 months or less	After 3 months but within 6 months	After 6 months but within 12 months	After 12 months	Total
	€ m	€ m	€ m	€ m	€ m
Large time deposits
Domestic offices	16,436	753	638	1,245	19,072
Foreign offices	9,842	446	468	324	11,080
Certificates of deposit
Domestic offices	4,112	845	312	85	5,354
Foreign offices	6,753	5,448	1,422	89	13,712

	37,143	7,492	2,840	1,743	49,218

Short-term borrowings

The following table shows details of short-term borrowings of AIB Group for the years ended 31 December 2009, 2008 and 2007.

	2009 € m	2008 € m	2007 € m
Commercial Paper:
End of year outstandings	5,036	5,912	2,987
Highest month-end balance	8,413	7,807	3,336
Average balance	5,322	5,541	2,446
Average rate of interest
At end of year	0.62%	2.71%	5.02%
During the year	1.32%	3.46%	5.16%
Repurchase agreements:
End of year outstandings	24,381	8,610	7,912
Highest month-end balance	32,298	13,842	12,524
Average balance	24,681	9,687	10,223
Average rate of interest
At end of year	0.75%	2.73%	4.54%
During year	1.00%	4.97%	4.62%
Other short-term borrowings:
End of year outstandings	25,900	31,846	46,332
Highest month-end balance	46,680	52,489	51,412
Average balance	27,637	43,162	40,527
Average rate of interest
At end of year	1.77%	3.46%	5.61%
During year	1.89%	4.34%	5.64%

Financial review - 6. Deposits and short term borrowings (continued)

Short-term borrowings (continued)

Average interest rates during the year are computed by dividing total interest expense by the average amount borrowed. Average interest rates at the year end are average rates for a single day and as such may reflect one-day market distortions which may not be indicative of generally prevailing rates.’ Other short-term borrowings’ consist principally of borrowings in the inter-bank market included within ‘Deposits by banks’ and ‘Debt securities in issue’ in the consolidated financial statements and generally have remaining maturities of one year or less. The maturity profiles of the above outstandings are disclosed in note 60 of the consolidated financial statements.

Financial review - 7. Financial investments available for sale

Available for sale debt securities

The following tables categorises AIB Group’s available-for-sale debt securities by contractual residual maturity and weighted average yield at 31 December 2009, 2008 and 2007.

	2009
			After 1 but		After 5 but
	Within 1 year		within 5 years		within 10 years		After 10 years
	€ m	Yield %	€ m	Yield %	€ m	Yield %	€ m	Yield %
Irish government securities	81	3.8	1,848	3.8	1,769	5.1	243	4.5
Euro government securities	193	3.1	1,206	3.5	335	2.9	370	3.9
Non Euro government securities	613	2.4	1,039	3.5	383	3.2	594	4.8
Non European government securities	52	6.0	492	4.5	75	3.3	—	—
U.S.Treasury & U.S. government agencies	164	3.2	140	3.2	—	—	47	0.5
Collateralised mortgage obligations	—	—	34	1.6	12	2.0	1,088	0.6
Other asset backed securities	—	—	58	0.5	309	0.6	3,161	1.3
Euro bank securities	2,218	1.9	3,813	2.1	763	2.9	10	4.7
Non Euro bank securities	800	1.7	1,878	2.0	74	2.4	121	10.0
Certificates of deposit	207	1.7	—	—	—	—	—	—
Other investments	47	5.3	610	6.7	111	7.3	51	6.9

Total	4,375	2.2	11,118	3.0	3,831	3.9	5,685	2.0

	2008
			After 1 but		After 5 but
	Within 1 year		within 5 years		within 10 years		After 10 years
	€ m	Yield %	€ m	Yield %	€ m	Yield %	€ m	Yield %
Irish government securities	35	2.4	504	3.9	363	4.5	635	4.4
Euro government securities	391	3.2	1,273	3.7	513	3.5	521	3.6
Non Euro government securities	743	2.8	1,083	4.1	461	4.1	592	4.6
Non European government securities	142	5.1	708	4.7	487	4.0	—	—
U.S.Treasury & U.S. government agencies	13	3.5	474	3.3	—	—	63	1.1
Collateralised mortgage obligations	—	—	33	6.3	64	5.6	1,444	1.4
Other asset backed securities	—	—	51	2.4	247	3.5	3,756	4.3
Euro bank securities	1,189	4.3	5,914	4.5	1,543	4.5	32	5.5
Non Euro bank securities	865	3.5	2,998	4.2	247	4.3	128	8.7
Certificates of deposit	212	5.5	—	—	—	—	—	—
Other investments	96	6.0	700	7.2	157	10.6	60	9.3

Total	3,686	3.8	13,738	4.4	4,082	4.5	7,231	3.8

Financial review - 7. Financial investments available for sale (continued)

Available for sale debt securities (continued)

	2007
			After 1 but		After 5 but
	Within 1 year		within 5 years		within 10 years		After 10 years
	€ m	Yield %	€ m	Yield %	€ m	Yield %	€ m	Yield %
Irish government securities	9	5.9	75	3.7	81	4.6	—	—
Euro government securities	878	3.5	1,391	4.3	667	4.3	—	—
Non Euro government securities	460	3.9	1,829	4.9	809	5.3	132	5.0
Non European government securities	182	5.4	488	4.7	546	4.9	—	—
U.S.Treasury & U.S. government agencies	20	3.4	16	3.9	—	—	70	5.3
Collateralised mortgage obligations	46	3.5	78	5.1	97	4.9	1,427	5.3
Other asset backed securities	17	5.2	—	—	—	—	1,780	5.8
Euro bank securities	674	3.9	3,399	4.6	831	4.3	—	—
Non Euro bank securities	517	5.4	3,024	5.6	214	5.5	—	—
Certificates of deposit	331	5.5	—	—	—	—	—	—
Other investments	—	—	425	5.7	128	7.5	17	6.8

Total	3,134	4.3	10,725	4.9	3,373	4.9	3,426	5.5

The weighted average yield for each range of maturities is calculated by dividing the annual interest prevailing at the balance sheet date by market value of securities held at that date.

Financial investments available for sale unrealised gains/losses

The following table gives the fair value of financial investments available for sale by major classifications together with the gross unrealised gains and losses at 31 December 2007. See note 31 of the financial statements for this analysis for 2009 and 2008.

	2007
	Fair value € m	Unrealised gross gains € m	Unrealised gross (losses) € m	Net unrealised gains/(losses) € m	Tax effect € m	Net after tax € m
Irish government securities	165	1	(1)	—	—	—
Euro government securities	2,936	4	(29)	(25)	3	(22)
Non Euro government securities	3,230	19	(35)	(16)	3	(13)
Non European government securities	1,216	2	(18)	(16)	1	(15)
U.S.Treasury & U.S. government agencies	106	1	—	1	—	1
Collateralised mortgage obligations	1,648	3	(16)	(13)	2	(11)
Other asset backed securities	1,797	5	(38)	(33)	4	(29)
Euro bank securities	4,904	5	(96)	(91)	12	(79)
Non Euro bank securities	3,755	4	(49)	(45)	5	(40)
Certificates of deposit	331	—	—	—	—	—
Other investments	570	4	(8)	(4)	3	(1)

Total debt securities	20,658	48	(290)	(242)	33	(209)
Equity shares	326	196	—	196	(36)	160

Total	20,984	244	(290)	(46)	(3)	(49)

The amount removed from equity and recognised in the income statement in respect of financial assets available for sale amounted to € 55 million during the period ended 31 December 2007.

Financial review - 8. Financial investments held to maturity

The following table categorises the Group’s financial investments held to maturity, by maturity and weighted average yield at 31 December 2009 and 2008. The Group had no financial investments held to maturity at 31 December 2007.

	2009
	Within 1 year		After 1 but within 5 years		After 5 but within 10 years		After 10 years
	€ m	Yield %	€ m	Yield %	€ m	Yield %	€ m	Yield %
Non Euro government securities	231	6.0	1,010	4.9	345	5.8	—	—

	2008
	Within 1 year		After 1 but within 5 years		After 5 but within 10 years		After 10 years
	€ m	Yield %	€ m	Yield %	€ m	Yield %	€ m	Yield %
Non Euro government securities	77	6.04	1,215	5.12	207	5.81	—	—

Financial review - 9. Contractual obligations

Financial liabilities by undiscounted contractual cash flows are set out in note 61 to the consolidated financial statements. The table below provides details of the contractual obligations of the Group as at 31 December 2009 in respect of capital expenditure and operating lease commitments.

	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years	Total
	€ m	€ m	€ m	€ m	€ m
Contractual obligations
Capital expenditure commitments	35	—	—	—	35
Operating leases	119	212	166	659	1,156

Total	154	212	166	659	1,191

There are certain regulatory restrictions on the ability of subsidiaries to transfer funds to the parent company in the form of cash dividends, loans or advances. The impact of such restrictions is not expected to have a material effect on the Group’s ability to meet its cash obligations.

Financial review - 10. Off-balance sheet arrangements*

Under IFRS, transactions and events are accounted for and presented in accordance with their substance and economic reality and not merely their legal form. As a result, the substance of transactions with a special purpose entity (“SPE”) forms the basis for their treatment in the Group’s financial statements. An SPE is consolidated in the financial statements when the substance of the relationship between the Group and the SPE indicates that the SPE is controlled by the entity and meets the criteria set out in IAS 27 Consolidated and separate financial statements and SIC 12 Consolidation - Special purposes entities. The primary form of SPE utilised by the Group are securitisations and employee compensation trusts.

Securitisations

The Group utilises securitisations in the ordinary course of business, primarily to support the following business objectives:

•	as an investor as part of the management of the Group’s interest rate and liquidity risks in Global Treasury;

•	as an investor in securitisations where the Group believes that the transaction offers a superior risk adjusted return opportunity;

•

as an originator of securitisations, to meet customer demand to offer a full range of investment opportunities by making available opportunities to invest in AIB-managed Collateralised Debt Obligations (“CDOs”) and Collateralised Bond Obligations (“CBOs”); and

•	as an originator of securitisations to support the funding activities of the Group.

AIB is primarily an investor in securitisations issued by other credit institutions. The most significant involvement with securitisations is via Global Treasury’s investment in AAA-rated prime Residential Mortgage Backed Securities (‘’RMBS’’) assets. In fulfilling its primary interest rate and liquidity management objective, Global Treasury applies qualifying criteria to the RMBS assets it purchases, including LTV, seasoning, location and quality of originator. Global Treasury also holds a significant portfolio of AAA-rated US student loan asset backed securities; these investments benefit from US government guarantees. It also holds a less significant portfolio of other asset classes. These assets are contained in the available for sale portfolio.

The Group also has a smaller portfolio of investments in securitisations held by the Corporate Banking business unit. The portfolio consists of both cash and synthetic structures across a variety of asset classes, including CDOs, CBOs, Collateralised Mortgage Obligations (“CMOs”) and RMBS.

The Corporate Banking business is also a sponsor of securitisation transactions. These structures form a small part of their portfolio. The Group has equity interests in five CDO/CBO transactions which are not consolidated in the Group’s financial statements. Four of these vehicles (CDOs) were created primarily to fund the European buyout market, while the fifth is invested in US High yield Bonds (CBO). The Group does not have control over these CDOs/CBO, nor does it bear the significant risks and rewards that are inherent in these assets. The cumulative size of these vehicles at 31 December 2009 was € 1,701 million (2008: € 1,741 million). The Group’s investment and maximum exposure totals € 28 million (2008: € 30 million). There is no recourse to the Group by third parties in relation to these vehicles. A ‘B’ credit grade(1) is assigned to 93% of the underlying assets. The weighted average life of assets the CDOs/CBO hold is approximately 5 years. The deals are funded with long term financing which consists of approximately 90% rated debt notes and 10% equity. There have been write-downs of assets in these CDOs/CBO of € 20 million. Approximately € 81 million of the CDOs/CBO issued mezzanine and senior debt has been downgraded in 2009. AIB does not provide liquidity lines to asset-backed commercial paper conduits or similar entities.

In addition, AIB Group has acted as an originator and invested in three securitisation vehicles: Causeway Securities p.l.c.; Clogher Securities Limited; and Wicklow Gap Limited. These securitisations support the funding activities of the Group, and whilst the assets held in the securitisation vehicles have not been derecognised, the investments are eliminated on consolidation. Details on these three SPEs are set out in note 38 to the financial statements.

Stock borrowing and lending

Securities borrowed are not recognised in the financial statements, unless these are sold to third parties, at which point the obligation to repurchase the securities is recorded as a trading liability at fair value and any subsequent gain or loss included in trading income.

Employee compensation trusts

AIB and some of its subsidiary companies use trust structures to benefit employees and to facilitate the ownership of the Group’s equity by employees. The Group consolidates these trust structures where the risks and rewards of the underlying shares have not been transferred to the employees. Details of these structures are provided in note 51 of the notes to consolidated financial statements.

(1)	Moody’s public rating or internal AIB credit grade is assigned to the asset where a Moody’s rating is not available.
*	Forms an integral part of the audited financial statements.

Risk management

Risk management - 1. Risk factors

The Group’s activities are subject to risk factors that could impact its future performance or its ability to continue as a going concern. Certain of these risks can be mitigated by the use of safeguards and appropriate systems and actions. Some risks, however, are outside the Group’s control and cannot be mitigated. The principal factors that may affect the Group’s performance or its ability to continue as a going concern are set out below. These factors should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties because there may be risks and uncertainties of which the Group is not aware and which the Group does not consider significant but which in the future may become significant.

The economic environment continues to be very challenging

The deterioration of the Irish economy, as well as in the economies of the United Kingdom and certain other markets served by the Group, significantly and adversely affected the Group’s financial condition and performance in 2009 and presents significant risks and challenges for the Group in the year and years ahead. Demand for housing and commercial and other property has fallen considerably, particularly in Ireland. Any continued deterioration in property prices in Ireland and/or the United Kingdom could further adversely affect the Group’s financial condition and results of operations. If those levels of market disruption and volatility continue, worsen or abate and then recur, the Group will experience further reductions in business activity, lower demand for its products and services, increased funding costs, as a result of rating downgrades or otherwise, as well as funding pressures, decreased asset values, additional write-downs and impairments charges and lower profitability. The Group’s financial performance may also be affected by future recovery rates on assets and the historical assumptions underlying asset recovery rates may no longer be accurate given the general economic instability. Moreover, even if the current market disruption and volatility abates, a global recession or prolonged recession in one or more of the countries significant to the Group’s business will adversely affect the Group’s earnings and financial condition.

There are significant credit, liquidity, operational and other risks to be managed

Like all banks, the Group is subject to liquidity, credit, market, non-trading interest rate and operational risks in the ordinary course of its business. It is also subject to pension and other risks that, although not common to all banks, have been a factor for a large number of UK and Irish listed companies for many years. The nature of these risks and the mechanisms in place within the Group to address them are described in further detail under Individual risk types below. In addition to such risks that occur most routinely, there have been significantly increased liquidity and credit risks over the past year, which reflect the broader global liquidity crunch to which all financial institutions have been subject, as well as factors that are specific to the Irish banking industry. While the Irish Government’s guarantee of specified bank liabilities (described elsewhere in this report) has helped to significantly ease the liquidity challenges to which the Group and other Irish banks have been subject, there can be no assurance that ongoing challenges will not continue to impact the Group’s funding initiatives, whether as a result of factors specific to the Group or factors that apply to borrowers in Europe, the United States or elsewhere more generally.

The Group’s cost of borrowing is influenced by, among other things, its credit ratings. Rating downgrades create the risk that corporate and institutional counterparties may look to further reduce credit exposures to banks, given current risk aversion trends. The Group suffered ratings downgrades during 2009 and this impacted the Group’s access to funding and cost thereof. Any reductions in credit ratings including what happened in 2010, may limit the Group’s access to the capital markets in terms of both quantum and duration, and trigger additional collateral requirements in derivative contracts and other secured funding arrangements. As a result, any further reductions in the Group’s credit ratings could adversely affect its access to liquidity and competitive position, increase its funding costs and have a negative impact on its earnings and financial condition.

While management of the Irish economy and Ireland’s domestic banking business will continue to be of great importance to the Group, developments in other European countries have the potential to more broadly impact the ability of other borrowers (including AIB) to access international credit markets on satisfactory terms. In addition, the management of credit risk has become more difficult over the past year, particularly in relation to the credit worthiness of a number of the Group’s existing borrowers in Ireland and the United Kingdom.

Participation in the National Asset Management Agency gives rise to several important risks

Although the Group’s participation in the National Asset Management Agency (“NAMA”), approved by the shareholders in December 2009, is expected to contribute to a more orderly resolution of the Group’s exposure to the troubled Irish and UK property sectors, there are also several associated risks to the Group. The NAMA business plan indicates that NAMA may acquire from the Group up to approximately € 23.2 billion in land, development and associated loans and that the stated aim of the Irish Government is to have the acquisition process completed by the middle of 2010. In his statement of 16 September 2009, the Minister estimated an average industry-wide discount of 30% to book value for eligible bank loans. Notwithstanding these plans and pronouncements, the Group will not have any control over the nature, number and valuation of its NAMA assets that are to be transferred to NAMA. There are risks that the transfer of these assets will be delayed and/or that the discount will differ from the industry-wide percentage amount referred to by the Minister. Other related risks include the possibility of the transfer to NAMA of performing assets at an undervalue, the limited ability of the Group to challenge the valuations attached to specified assets being transferred, limitations around the ability of the Group to manage its NAMA and associated assets, the obligation imposed on the Group to comply with directions from the Minister and/or the Financial Regulator in respect of a number of matters, and the potential credit exposure to NAMA arising from the payment by it for up to 5% of the acquired NAMA assets with subordinated debt. More generally, there are risks associated with the transfer of such a large portion of the Group’s assets to NAMA under arrangements that are uncertain and in respect of which the Group has very limited control.

There are risks associated with the Group’s potential need for additional capital

The Group’s ability to maintain its targeted regulatory capital ratios and those of its subsidiary regulated institutions could be affected by a number of factors, including the level of risk weighted assets. In addition, the Group’s core tier 1 ratio will be directly impacted by its after-tax results which could be affected, most notably, from greater than anticipated asset impairments.

The Group is required by regulators in Ireland, and other countries in which it undertakes regulated activities, to maintain adequate capital, and the Group is subject to the risk of having insufficient capital resources to meet the minimum regulatory capital requirements. In addition, those minimum regulatory requirements may increase in the future and/or the Financial Regulator may change the manner in which it applies existing regulatory requirements to recapitalised banks, including the Group. Furthermore, the Group’s level of risk weighted assets may differ depending on the assumptions used in modelling its risks under the Foundation IRB approach under the Capital Requirements Directive (“CRD”). Under the CRD, capital requirements are inherently more sensitive to market movements than under previous regimes and capital requirements will increase if economic conditions impact negatively on the credit quality of the Group’s loan portfolio.

The deterioration in credit quality of the Group’s loan portfolio may exceed expectations and generate an additional capital requirement. Effective management of the Group’s capital is critical to its ability to operate its businesses, to grow organically and to pursue its strategy. Any change that limits the Group’s ability to manage its balance sheet and capital resources effectively (including, for example, reductions in profits and retained earnings as a result of write-downs or otherwise, increases in risk weighted assets, delays in the disposal of certain assets or the inability to syndicate loans as a result of market conditions or otherwise) or to access funding sources could have a material adverse impact on its financial condition and regulatory capital position. Any failure by the Group to maintain its minimum regulatory capital ratios could result in administrative actions or sanctions, which in turn may have a material adverse effect on the Group’s operating results, financial condition and prospects. If the Group is required to bolster its capital position, it may not be possible for it to raise additional capital from the financial markets or to dispose of marketable assets. That could lead to further capital injections by the Irish Government, which would dilute the interests of the shareholders.

With the continued uncertainty in financial markets, there could be a market expectation for internationally active banks to hold levels of core tier 1 capital and shareholders’ equity at levels higher than those required by regulators. This could lead to the Group being required to hold higher levels of capital than currently envisaged. That requirement could reduce the Group’s operational flexibility and reduce or eliminate earnings growth.

In December 2009, the Basel Committee on Banking Supervision issued for consultation a package of proposals to strengthen global capital and liquidity regulations with the goal of promoting a more resilient banking sector. The consultation closes on 16 April 2010. The Committee has planned a comprehensive impact assessment with the objective to ensure that the new standards introduce greater resiliency of individual banks and the banking sector to periods of stress, while promoting sound credit and financial intermediation activity. It is expected that final proposals will issue by the end of 2010 with implementation by the end of 2012, possibly with transitional and grandfathering arrangements. It is likely that the proposals, if implemented in their current form without transitional and grandfathering arrangements, would have a negative impact on AIB’s capital ratios.

The acceptance of Government support also includes the acceptance of related risks

During 2009, the Irish Government introduced a range of measures designed to provide support to the Group and other members of the Irish banking industry. This included the € 3.5 billion purchase by the Government, acting through the National Pensions Reserve Fund Commission, of non-cumulative preference shares and the Eligible Liabilities Guarantee (“ELG”) scheme (which supplements the Credit Institutions (Financial Support) Scheme 2008 (the “CIFS Scheme”)) to guarantee specified liabilities of the Group. The acceptance of such support from the Government means the Group is subject to increased responsibilities to, and oversight by, the Government (with the potential that this has to impact the conduct of the Group’s business) and has resulted in the need for a restructuring plan subject to review and approval by the European Commission. Although this restructuring plan has been

Risk management - 1. Risk factors

submitted to the Government and the Commission, it is too early to predict the ultimate outcome of this process. However, the Commission is free to impose a range of conditions on the Group, including divestment, conduct of business and other restrictions that could materially impact the Group.

Valuation risk

Under International Financial Reporting Standards, the Group recognises at fair value: (i) derivative financial instruments; (ii) financial instruments at fair value through profit or loss; (iii) certain hedged financial assets and financial liabilities; and (iv) financial assets classified as available-for-sale, each as further described in ‘Accounting Policies’. The best evidence of fair value is quoted prices in an active market. Generally, to establish the fair value of these instruments, the Group relies on quoted market prices or, where the market for a financial instrument is not sufficiently active, internal valuation models that utilise observable market data. In certain circumstances, observable market data for individual financial instruments or classes of financial instruments may not be available or may become unavailable due to changes in market conditions. The deterioration of the world’s financial markets has reduced the amount of the Group’s financial instruments that are valued on the basis of quoted prices in active markets. The absence of quoted prices in active markets increases reliance on valuation techniques and requires the Group to make assumptions, judgements and estimates to establish fair value. In common with other financial institutions, these internal valuation models are complex, and the assumptions, judgements and estimates the Group is required to make often relate to matters that are inherently uncertain, such as expected cash flows, the ability of borrowers to service debt, appropriate credit spreads, residential and commercial property price appreciation and depreciation, and relative levels of defaults. Such assumptions, judgements and estimates are updated to reflect changing facts, trends and market conditions. The resulting change in the fair values of the financial instruments has had and could continue to have an adverse effect on the Group’s earnings and financial condition.

Financial markets continue to experience stress conditions, where steep falls in perceived or actual asset values have been accompanied by a severe reduction in market liquidity. Those stress conditions have resulted in the Group recording significant fair value write-downs on its credit market exposures in 2008 and further fair value write-downs in 2009. Valuations in future periods, reflecting then-prevailing market conditions, may result in significant changes in the fair values of the Group’s exposures, even in respect of exposures, such as credit market exposures, for which the Group has previously recorded fair value write-downs. In addition, the value ultimately realised by the Group may be materially different from the current or estimated fair value. Any of these factors could require the Group to recognise further fair value write-downs or recognise impairment charges, any of which may adversely affect its financial condition and the results of its operations.

The Group is subject to risks resulting from geographical diversification

In addition to its core businesses in Ireland and the United Kingdom, the Group has a larger international presence than any other Irish financial institution. These international activities give rise to a range of additional risks.

The Group has a significant presence in the Polish banking market. In addition, as part of its strategic growth plans, it has sought opportunities for future incremental growth in Central and Eastern Europe. In 2008, it acquired interests in Latvia, Lithuania, Estonia and Bulgaria. Although these investments have been very small to date, investments in developing Eastern European economies involve risks that are quite different to the risks that the Group faces in more traditional markets. Such risks result from significant political, legal and economic changes and liberalisation during the last two decades of transition from communist rule and a planned economy to independence and a market economy. As a result, businesses in which the Group chooses to invest in may still be in the process of adapting to the business standards and practices of the European Union, and the legislation and regulation with which such businesses must comply may remain largely untested in the courts. Should the Group fail to manage the legal, economic or political risks associated with investing in businesses in emerging markets, it could have a negative impact on the Group’s results of operations.

In the United States, the disposal of Allfirst in 2003 and the consequent acquisition of a 22.5% shareholding in M&T (31 December 2009: 22.7%) changed the nature of the Group’s main operations in the United States from a wholly owned subsidiary to that of an investment in an associated undertaking, with a resulting reduction in control. Although the Group is represented on M&T's board, it does not exercise a controlling influence on M&T's operations, and therefore the Group is affected by lending and other activities undertaken by M&T in the United States with limited input on how M&T conducts such activities. Additionally, although the Group has only a minority shareholding in M&T, it continues to have responsibilities to regulators as a source of financial strength and support in respect of M&T. M&T may take action that is not in accordance with the Group’s policies and objectives. Should M&T act contrary to the interest of the Group it could have a material adverse effect upon its business and results of operations.

Risk management - 2. Framework

Introductory remarks

While AIB has an established risk management framework, the financial crisis and in particular how it has manifested in substantial credit losses, has led the Group to review its overall approach to identifying, assessing and managing risks. AIB has already taken a number of steps to enhance its risk management infrastructure, including the restructuring of credit functions, and the deployment of significant levels of experienced resources to credit management areas.

A number of other initiatives to further strengthen the Group’s risk management processes are planned, some of which are mentioned in the individual risk sections below. AIB will continue to consider, and where appropriate make further enhancements to, its risk framework in response to the changing external environment.

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

2.5 Risk strategy; and

2.6 Stress and scenario testing.

These elements are discussed below.

2.1 Risk philosophy

The Board and senior management set the ‘tone at the top’. This establishes the culture, philosophy and behaviour of the Group towards risk and governance, and provides the basis for the engagement of risk governance processes at enterprise, divisional and functional levels. In 2009, the Board has reiterated a set of risk taking principles that reflect the Group's risk philosophy and culture, and articulate the high-level standards against which risk-taking decisions are made. Three key principles are:

•	AIB is in the business of taking risk in a controlled manner to enhance shareholder value;

•	All risks and related returns are owned by the relevant business units; and

•	The risk governance functions perform independent oversight to ensure that key risks are identified and appropriately managed by the relevant business units.

2.2 Risk appetite

The Group’s risk appetite framework seeks to encourage appropriate risk taking to ensure that risks are aligned with business strategy and objectives. The Group determines its risk appetite in a ‘top-down’ and ‘bottom-up’ fashion.‘Top-down’ risk appetite is captured through a range of Board-approved limits and tolerances across risk types. It is also captured through the planning process, whereby the Group considers how much and what type of risk it needs in order to deliver the Group's business objectives and strategy. ‘Bottom-up’ risk appetite is determined by reference to the risk profile that emerges from the various risk assessment processes used by the Group for individual risk types.

AIB intends to enhance its approach to establishing risk appetite and tolerance, and to strengthen the interlinkage between risk appetite and business planning across the Group.

Risk management - 2. Framework

2.3 Risk governance and risk management organisation

The Board and senior management have ultimate responsibility for the governance of all risk taking activity in the Group. AIB uses a ‘three lines of defence’ framework in the delineation of accountabilities for risk governance.

Under the three lines of defence model, primary responsibility for risk management lies with line management. Line management is supported by three Group and Divisional functions with a risk governance role. These are the enterprise-wide Risk, Regulatory Compliance and Finance functions. Together these act as the second line of defence. The third and final line of defence is the Group Internal Audit (“GIA”) function which provides independent assurance to the Audit Committee of the Board on all risk-taking activity.

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

The Group Disclosure Committee is responsible for ensuring the compliance of the Group’s external disclosures with legal and regulatory requirements, including relevant provisions of the Sarbanes Oxley Act of 2002 (‘Sarbanes-Oxley Act’).

The role of Risk Management and the Group Chief Risk Officer

The Group Chief Risk Officer (“Group CRO”) has independent oversight of the Group’s enterprise-wide risk management activities. The Group CRO is a member of the GEC and reports to the Group Managing Director, with a dotted line to the chairman of the Audit Committee. The Group CRO’s responsibilities include:

•	Developing and maintaining the Enterprise Risk Management framework;

•	Providing independent reporting to the Board on risk issues, including the risk appetite and risk profile of the Group;

•

Providing independent assurance to the Group Managing Director and Board that material risks are identified and managed by line management and that the Group is in compliance with enterprise risk policies, processes and limits.

Since June 2009, the role of the Group CRO has been performed on a temporary basis by the Group Chief Executive/Managing Director. In addition to the enterprise-wide Risk function, each of the four operating divisions and Operations & Technology have dedicated risk management functions, with divisional CROs reporting directly to the Group CRO.

2.3 Risk governance and risk management organisation (continued)

The role of Finance and the Chief Financial Officer

Finance and the Chief Financial Officer have responsibility for all of the financial processes of the Group. These include financial and capital planning, management accounting, financial disclosures and balance sheet management. Risks embedded in these processes remain the responsibility of the Chief Financial Officer, as does responsibility for compliance with tax legislation as well as external financial and regulatory reporting requirements.

Regulatory Compliance

Regulatory Compliance under the direction of the Group General Manager, Regulatory and Operational Risk, is an enterprise-wide function which operates independently of the business. The function is responsible for identifying compliance obligations arising from ‘conduct of business’ (customer-facing) regulations in each of the Group’s operating markets. There are Regulatory Compliance teams in each division that work closely with management in assessing compliance risks and provide advice and guidance on addressing these risks. Risk-based monitoring of compliance by the business with regulatory obligations is undertaken. The Group General Manager, Regulatory and Operational Risk has a reporting line to the Group CRO and reports independently to the Group Audit Committee on the regulatory compliance and operational risk framework across the Group, and on management’s compliance with financial regulation governing conduct of business, money laundering, terrorist financing and operational risk issues.

The Regulatory Compliance function also promotes the embedding of an ethical framework within AIB’s businesses to ensure that the Group operates with honesty, fairness and integrity.

Group Internal Audit

Group Internal Audit (“GIA”) is an independent evaluation and appraisal function reporting to the Board through the Audit Committee.

GIA acts as the third line of defence in the Group’s risk governance organisation and provides assurance to the Audit Committee on the adequacy, effectiveness and sustainability of the governance, risk management and control processes throughout the Group, including the activities carried out by other control functions. The results of GIA audits are reported quarterly to the Audit Committee, which monitors both resolution of audit issues and progress in the delivery of the audit plan.

2.4 Risk identification and assessment process

Risk is identified and assessed in the Group through a combination of top-down and bottom-up risk assessment processes. Top-down processes focus on broad risk types and common risk drivers rather than specific individual risk events, and adopt a forward-looking view of perceived threats over the planning horizon. The key top-down risk assessment process is the Enterprise Risk Assessment, which is undertaken on a six monthly basis. This looks at the material risks facing the Group, as identified by divisional and functional risk review processes, overlaid with an analysis at Group level of emerging threats, industry trends and external incidents.

The Enterprise Risk Assessment is the most significant input into the Material Risk Assessment undertaken for the purpose of the ICAAP under Pillar 2 of the CRD.

Bottom-up risk assessment processes are more granular, focusing on risk events that have been identified through specific qualitative or quantitative measurement tools. A key qualitative tool is self-assessment, which is used in the assessment of operational and regulatory compliance risk. Quantitative tools include the use of internal grading models to estimate the Probability of Default (“PD”), ‘Loss Given Default’ (“LGD”) and Exposure at Default (“EAD”) of credit exposures, and Value At Risk (“VaR”) in the context of the Group’s trading portfolios.

Top-down and bottom-up views of risk come together through a process of upward reporting of, and management response to, identified and emerging risks. This ensures that the Group’s view of risk remains sensitive to emerging trends and common themes.

2.5 Risk strategy

The Group’s risk strategy is informed by its risk appetite and the risk profile which emerges from the risk assessment process. To the extent that mismatches are identified between risk appetite and the actual risks being taken, action to address such gaps is undertaken. In the current environment, risk strategy is focused on reducing the risk profile of the Group (particularly in respect of credit and funding risk) to support and enhance the sustainability of the Group.

Risk management - 2. Framework

2.6 Stress and scenario testing

The Group uses stress testing and scenario analysis to supplement its risk assessment processes and to meet its regulatory requirements. The objective of stress testing and scenario analysis is to assess the Group’s exposure to extreme, but plausible, events. The Stress Testing Steering Group is a senior committee tasked by the RMC with the (i) approval of stress scenarios, (ii) oversight of the conduct of the analysis and (iii) review of, and decision making on foot of, the results. Regulatory requirements for banking supervision include specific stress tests under Pillars 1 and 2 of the CRD. Under Pillar 1, the Group applies a severe stress to its existing portfolios. Under Pillar 2, the Group stresses its Financial and Capital Plan. In addition, the Central Bank requests stress tests from time to time as part of its Financial Stability Assessment and Reporting. The Group continues to seek to enhance its capabilities in assessing the Group’s potential vulnerability to extreme scenarios and exogenous shocks, and to meet increased regulatory expectations in respect of stress and scenario testing.

Risk management - 3. Individual risk types

This section provides details of the Group’s exposure to, and risk management of, the following individual risk types which have been identified through the Group’s risk assessment process:

3.1 Credit risk;

3.2 Market risk;

3.3 Non-trading interest rate risk;*

3.4 Structural foreign exchange risk;*

3.5 Liquidity risk;*

3.6 Operational risk;

3.7 Regulatory Compliance risk; and

3.8 Pension risk.

3.1 Credit risk

Credit risk is defined as the risk that a customer or counterparty will be unable or unwilling to meet a commitment that it has entered into and that the Group is unable to recover the full amount that it is owed through the realisation of any security interests. The table below sets out the maximum exposure to credit risk that arises within the Group and distinguishes between those assets that are carried in the statement of financial position at amortised cost and those carried at fair value. The most significant credit risks arise from lending activities to customers and banks, trading portfolio, available for sale, held for sale and held to maturity financial investments, derivatives and ‘off-balance sheet’ guarantees and commitments. The credit risks arising from balances at central banks, treasury bills and items in course of collection are deemed to be negligible based on their maturity and counterparty status.

Maximum exposure to credit risk*

	2009			2008
	Amortised cost(4) € m	Fair value(5) € m	Total € m	Amortised cost € m	Fair value € m	Total € m
Balances at central banks(1)	3,564	—	3,564	1,565	—	1,565
Items in course of collection	251	—	251	272	—	272
Financial assets held for sale to NAMA	19,087	125	19,212	—	—	—
Trading portfolio financial assets(2)	—	259	259	—	368	368
Derivative financial instruments	—	6,071	6,071	—	7,328	7,328
Loans and receivables to banks	9,093	—	9,093	6,266	—	6,266
Loans and receivables to customers	103,341	—	103,341	129,489	—	129,489
Financial investments available for sale(3)	—	25,009	25,009	—	28,737	28,737
Financial investments held to maturity	1,586	—	1,586	1,499	—	1,499
Included elsewhere:
Sale of securities awaiting settlement	28	—	28	132	—	132
Trade receivables	95	—	95	143	—	143
Accrued interest	541	—	541	968	—	968

	137,586	31,464	169,050	140,334	36,433	176,767
Financial guarantees	6,967	—	6,967	8,190	—	8,190
Loan commitments and other credit related commitments	17,180	—	17,180	20,249	—	20,249
	24,147	—	24,147	28,439	—	28,439

Maximum exposure to credit risk	161,733	31,464	193,197	168,773	36,433	205,206

(1)	Included within cash and balances at central banks of € 4,382 million (2008: € 2,466 million).
(2)	Excluding equity shares of € 37 million (2008: € 33 million).
(3)	Excluding equity shares of € 327 million (2008: € 287 million).
(4)	All amortised cost items are ‘loans and receivables’ or ‘financial investments held to maturity’ per IAS 39 definitions.
(5)	All items measured at fair value except ‘financial investments available for sale’ are classified as ‘fair value through profit or loss’.
*	Forms an integral part of the audited financial statements

Risk management - 3. Individual risk types

3.1 Credit risk (continued)

While the way in which the Group manages and controls credit risk is outlined in the following sections, the Group has responded to the continuing severe deterioration in elements of our credit portfolio by implementing a number of changes in the management of credit risk which include:

•	Integrating the credit functions across the Group under the functional responsibility of the Group Chief Credit Officer;

•	A restructure of the credit function:

•	provide dedicated focus on workout and debt restructuring;

•	meet the needs of existing and new borrowers; and

•	have an enhanced framework for credit approval and monitoring.

•

A significant number of experienced credit personnel have been redeployed to the management of our criticised loan portfolio, i.e. Watch, Vulnerable and Impaired loans. The objective of these criticised loan teams is the proactive management, in terms of earlier identification and more intensive management of problem loans, with a view to minimising the loss impact of borrower failure;

•	Credit authorities have also been revisited and amended where appropriate;

•	Certain credit policies have been revisited and amended where appropriate; and

•	A dedicated project team has been establised to identify NAMA eligible assets and to ensure that the Group is prepared for their transfer to NAMA.

The Group continues to monitor market dynamics to update property collateral valuations, assess borrower liquidity and early warning signs for all sectors.

Further restructure and reorganisation of the credit and credit risk functions is planned which will enhance its credit management framework to reflect changes in the strategies of the Group and to ensure that they are appropriate for managing the risk inherent in its market environment. This is particularly relevant in today’s environment and against the background of significant losses sustained in our credit portfolio. An integral part of these planned changes will be to align the Group’s credit risk appetite with the Group’s strategic plan to ensure appropriate risk taking within key concentration limits and a review of key credit policies including the Group Large Exposures Policy (“GLEP”).

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

Country risk*

Credit risk is also influenced by country risk, where country risk is defined as the risk that circumstances arise in which customers and other counterparties within a given country may be unable to fulfil or precluded from fulfiling their obligations to the Group due to economic or political circumstances.

Country risk is managed by setting appropriate maximum risk limits to reflect each country’s overall credit worthiness. These limits are informed by independent credit information from international sources and supported by periodic visits to relevant countries. Risks and limits are monitored on an ongoing basis.

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

*	Forms an integral part of the audited financial statements

Settlement risk* (continued)

in the credit process and clearing agents, correspondent banks and custodians are selected with a view to minimising settlement risk. The most significant portion of the Group’s settlement risk exposure arises from foreign exchange transactions. Daily settlement limits are established for each counterparty to cover the aggregate of all settlement risk arising from foreign exchange transactions on a single day.

Credit concentration risk*

Credit concentration risk arises where any single exposure or group of exposures, based on common risk characteristics, has the potential to produce losses large enough relative to the Group’s capital, total assets, earnings or overall risk level to threaten its health or ability to maintain its core operations.

Risk identification and assessment *

Credit risk is identified, assessed and measured through the use of credit rating and scoring tools for each borrower or transaction. The methodology used produces a quantitative estimate of PD for the borrower. This assessment is carried out at the level of the individual borrower or transaction and at sub-portfolio, portfolio, business unit and/or divisional level where relevant.

In the retail consumer and small and medium sized entity (“SME”) book, which is characterised by a large number of customers with small individual exposures, risk assessment is largely informed through statistically-based scoring techniques. Both application scoring for new customers and behavioural scoring for existing customers are used to assess and measure risk as well as to facilitate the management of these portfolios. In the commercial, corporate and interbank books, the rating systems utilise a combination of objective information, essentially financial data, and qualitative assessments of non-financial risk factors such as management quality and competitive position. The combination of expert lender judgement and statistical methodologies varies according to the size and nature of the portfolio together with the availability of relevant default experience.

The ratings influence the management of individual loans. Special attention is paid to lower quality rated loans and, when appropriate, loans are transferred to special units to help avoid default or, when in default, to minimise loss.

Credit concentration risk is identified and assessed at single name counterparty level and at portfolio level. The Board-approved GLEP sets the maximum limit by grade for exposures to individual counterparties or group of connected counterparties. Portfolio concentrations are identified and monitored by exposure and grade using internal sector codes.

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

Risk management and mitigation*

A framework of delegated authorities supports the Group’s management of credit risk. Credit grading, scoring and monitoring systems facilitate the early identification and management of any deterioration in loan quality. The credit management system is underpinned by an independent system of credit review.

Delegated authority is a key credit risk management tool. The Board determines the credit authority for the Group Credit Committee (“GCC”) and divisional Credit Committees, together with the authorities of the Group Managing Director and the Group Chief Credit Officer. The GCC considers and approves credit exposures which are in excess of divisional credit authorities. Delegated authorities below these levels have been clearly defined and are explicitly linked to levels of seniority within the Group.

Key credit policies are approved by the Board. Divisional management approves divisional credit policy within the parameters of relevant Group level policies. The divisional risk management function is an integral part of the approval process of divisional policies. Material divisional policies are referred to the Risk Management Committee (“RMC”) and/or to the Board, where relevant, for approval.

The GLEP sets out a framework for the management of single-name credit concentrations. Any exceptions to limits are highlighted and reported to the RMC and, as appropriate, also to the Board.

Levels of concentrations by geography, sector and product are effectively set through the divisional and Group planning process.

*	Forms an integral part of the audited financial statements

Risk management - 3. Individual risk types

3.1 Credit risk (continued)

Credit risk mitigation*

In relation to individual exposures, while the perceived strength of the borrower’s repayment capacity is the primary factor in granting the loan, AIB uses various approaches to help mitigate risks in individual credits including: transaction structure, security, and guarantees. These items of collateral or guarantees are required as a secondary source of repayment in the event of the borrower’s default. Guidelines covering the acceptability of different forms of security and how it should be valued are outlined in the various Divisional policy papers. The main types of collateral for loans and receivables to customers are as follows:

Home Mortgages: The Group takes collateral in support of lending transactions for the purchase of residential property. There are clear policies in place which set out the type of property acceptable as collateral and the relationship of loan to property value. All properties are required to be fully insured and subject to a legal charge in favour of the Group.

Corporate/Commercial Lending: For property related lending, it is normal practice to take a charge over the property being financed. This includes investment and development properties. For non-property related lending, collateral typically includes a charge over business assets such as stock and debtors but may also include property. In some circumstances, personal guarantees supported by a lien over personal assets are also taken as security. The Group does not disclose the fair value of collateral held against past due or impaired financial assets as it would be operationally impracticable to do so. Very occasionally, credit derivatives are purchased to hedge credit risk. Current levels are minimal and their use is subject to the normal credit approval process.

The Group enters into master netting agreements with counterparties, to ensure that if an event of default occurs, all amounts outstanding with those counterparties will be settled on a net basis.

In the case of large exposures, it is sometimes necessary to reduce initial deal size through appropriate sell-down and syndication strategies. There are established guidelines in place relating to the execution of such strategies.

The Group also has in place an interbank exposure policy which establishes the maximum exposure for each Bank depending on grade. Each Bank is then assessed for the appropriate exposure limit within the policy. Risk generating business units of each division are required to have an approved bank or country limit prior to granting any credit facility, or approving any obligation or commitment which has the potential to create interbank or country exposure.

Provisioning for impairment*

The identification of loans for assessment as impaired is driven by the Group’s rating systems. The Group provides for impairment in a prompt and consistent way across the credit portfolios. The rating models provide a systematic discipline in the identification of loans as impaired and in triggering a need for provisioning on a timely basis.

Loans are identified for assessment as impaired if they are past due typically for more than ninety days or exhibit, through lender assessment, an inability to meet their obligations to the Group.

Within its provisioning methodology, the Group uses two types of provisions: a) Specific; and b) Incurred but not reported (“IBNR”) – i.e. collective provisions for earning loans.

Specific Provisions

Specific provisions arise when the recovery of a specific loan or group of loans is significantly in doubt. The amount of the specific provision will reflect the financial position of the borrower and the net realisable value of any security held for the loan or group of loans. In practice, the specific provision is the difference between the present value of expected future cash flows for the impaired loan(s) and the carrying value. When raising specific provisions, AIB divides its impaired portfolio into two categories, namely individually significant and individually insignificant.

Individually significant impairment

Each division sets a threshold above which cases are assessed on an individual basis. For those credits identified as being impaired and which require assessment on an individual basis, the impairment provision is calculated by discounting the expected future cash flows at the exposure’s effective interest rate and comparing the result (the estimated recoverable amount) to the carrying amount of the loan to determine the level of provision required. Specific provisions for larger loans (individually significant) are raised by reference to the individual characteristics of each credit including an assessment of the value of collateral held. Some key principles have been applied particularly in respect of property collateral held by the Group as property impaired loans amounted to € 13.4 billion (31 December 2008: € 1.7 billion) of the Group’s total impaired loans of € 17.5 billion (31 December 2008: € 3.0 billion).

For impaired property and construction exposures, cash flows will generally emanate from the development and/or disposal of the assets which comprise the collateral held by the Group. AIB typically holds various types of collateral as security for these loans, e.g. land, developments available for sale/rent and investment properties or a combination of these assets via cross collateralisation.

*	Forms an integral part of the audited financial statements

3.1 Credit risk (continued)

Individually significant impairment (continued)

The Group uses a number of methods to assist in reaching appropriate valuations for its collateral given the absence of a liquid market for property related assets. These include: consultations with valuers; use of professional valuations; use of residual value methodologies; and the application of local market knowledge in respect of the property and its location.

Consultations with valuers would represent circumstances where local external valuers are asked to give verbal “desk top” updates on their view of the assets’ value. Consultation also takes place on general market conditions to help inform the Group’s view on the particular property valuation. The valuers are external to the Group and are familiar with the location and asset for which the valuation is being requested.

Use of professional valuations would represent circumstances where external firms are requested to provide formal written valuations in respect of the property. Up to date external professional valuations are sought in circumstances where it is believed that sufficient transactional evidence is available to support an expert objective view. Given the significant dislocation in the property markets during 2009, professional valuations were often unavailable or unreliable because of the lack of transactional evidence. Historic valuations are also used as benchmarks to compare against current market conditions.

The residual value methodology assesses the value in the land or property asset after meeting the incremental costs to complete the development. This approach looks at the cost of developing the asset to determine the residual value for the Group, including covering the costs to complete and additional funding costs, to maximise the expected residual cash flows from completing the development. The key factors considered are: (i) the development potential given the location of the asset; (ii) its current or likely near term planning status; (iii) levels of demand; (iv) all relevant costs associated with the completion of the project and (v) expected market prices of completed units. Some elements of this approach are derived from one or a combination of the other valuation methodologies outlined. If, following internal considerations which include consultations with valuers, the optimal value for the Group will be obtained through the development/completion of the project; a residual value methodology is used.

Application of local market knowledge would represent circumstances where the local bank management familiar with the property concerned, with local market conditions, and with knowledge of recent completed transactions would provide indications of the likely realisable value and a potential timeline for realisation.

After applying one of the above methodologies or a combination of these, valuation outcomes have resulted in a wide range of discounts (typically 30% - 90%) influenced by the nature, status and year of purchase of the asset. All relevant costs likely to be associated with the realisation of the collateral are taken into account in the cash flow forecasts. The spread of discounts is influenced by the type of collateral, e.g. land, developed land or investment property and also its location. The valuation arrived at is therefore a function of the nature of the asset, e.g. unserviced land in a rural area will most likely suffer a greater reduction in value if purchased at the height of a property boom than a fully let investment property with strong lessees. The discounts to original value, having applied our valuation methodologies to reflect current market conditions, are typically as follows:

- Land urban	30% to 60%
- Land rural	Greater than 60%
- Developed land/partially developed, i.e. with completed stock	30% to 50%
- Investment property	30% to 60%

The above approach and typical discount rates relate to collateral valuations and not loan valuations, as loans were originated at loan to value (“LTVs”) of an average 75%/80%.

At 31 December 2009, € 10.5 billion (31 December 2008: € 1.5 billion) of the group’s property and construction impaired loans related to land and development which includes undeveloped land, together with land with developments in course of construction/development and depending on the facts and circumstances of each case, AIB uses different methodologies, as described above, in assessing the value of such collateral.

A further € 2.7 billion (31 December 2008; € 0.2 billion) related to loans with investment property assets as collateral. Investment property assets comprise completed developments which are available for letting or disposal in their current condition. In some cases the asset will be generating rental income. Valuations are completed using recent professional valuation and/or by consulting with external valuers’, who provide opinions on current values based on yields for similar investment asset class and location. These valuations and opinions are independently reviewed and challenged internally as to their appropriateness.

When assessing the level of provision required for property loans, apart from the value to be realised from the collateral, the other key driver is the time it takes to receive the funds from the realisation of security. While it depends on the type of security and the

Risk management - 3. Individual risk types

3.1 Credit risk (continued)

Individually significant impairment (continued)

stage of its development, the period of time to realisation is typically two to seven years but sometimes this time period is exceeded. These estimates are frequently reassessed on a case by case basis. In accordance with IAS 39, AIB discounts these cash flows at the assets’ effective interest rate to calculate their net present value and compares this with the carrying value of the asset, the difference being the level of provision required.

Each division has a dedicated workout unit whose function it is to monitor and proactively manage impaired loans. Ultimately the specialised loan ‘work-out’ manager will decide on the method(s) to be used, based on his/her expert judgement. The ‘work-out’ manager then recommends the required provision to the appropriate approval authority. The Group operates a tiered approval framework for provisions which are approved, depending on amount, by various delegated authorities up to Divisional Credit Committee/Special Credit Committee level. These committees are chaired by the Divisional Chief Credit Officer/Managing Director, where the valuation/provision is reviewed and challenged for appropriateness and adequacy. Provisions in excess of divisional authorities are approved by the GCC.

These approaches and valuation outcomes are documented and the resultant provisions are reviewed and challenged as part of the approval process by the relevant delegated credit authority on a quarterly basis.

Individually insignificant impairment

The calculation of an impairment charge for credits below the ‘significant’ threshold is undertaken on a collective basis. Loans are grouped together in homogeneous pools sharing common characteristics. Recovery rates are established for each pool by assessing the Group’s loss experience for these pools over the past four to five years. Loss experience is determined by examining the amount and timing of cash flows received (typically over four years) from the date the loan was identified as impaired, then discounted at the loan’s effective interest rate. These recovery rates are updated on a half-yearly basis. Provisions are then raised on new impaired loans reflecting the Group’s updated recovery experience.

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

The approach used for the collective evaluation of impairment is to split the performing financial assets into homogeneous pools on the basis of similar risk characteristics. The asset pools are multiplied by the ‘average annual loss rate’ for that pool, suitably adjusted where appropriate by management for any factors currently affecting the portfolio that may not have been a feature in the past or vice versa. The resultant amount is then adjusted to reflect the emergence period, i.e. the time it takes following a loss event for an individual loan to be recognised as impaired requiring a specific provision.

The emergence period is key in determining the level of collective provisions. Emergence periods for each divisional portfolio are determined by taking into account current credit management practices, historical evidence of assets moving from ‘good’ to ‘bad’ as a result of a ‘loss event’ and will include actual case studies. The range of emergence periods applied by AIB is three to twelve months with the majority of the portfolio having a three to six month emergence period applied.

3.1 Credit risk (continued)

Risk monitoring and reporting

Credit managers receive sufficient account and customer information on a daily basis to pro-actively manage the Group’s credit risk exposures at transaction and relationship level.

Credit risk at a portfolio level is monitored regularly and reported on a monthly basis to senior management and the Board. Monthly reporting typically includes but is not limited to information on advances, concentrations, provisions and grade profiles and trends. A more detailed credit review is prepared for the Board on a quarterly basis.

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

Credit performance measurement framework

The Group continues to refine its methodology for measuring the risk adjusted profitability of its credit business. Economic Value Added (“EVA”) is one of the primary measures of performance used largely for Corporate business. EVA represents the value added having deducted all costs, including expected loss and a charge for the economic capital required to support the facility. The most important inputs into the determination of the expected loss and the economic capital are the PD, the LGD and the EAD. The grades produced by the rating models are translated into a PD, which is a key parameter when measuring risk. LGD is measured taking into account, inter alia, the security held by the Group. EAD for many products is equal to the outstanding exposure but for some products, such as credit lines and derivative contracts, the EAD may be higher than the outstanding exposure.

Further information on credit risk

Further information on credit risk can be found in the notes to the financial statements.

•	Derivative financial instruments (note 26).

•	Loans and receivables to banks (note 27).

•	Loans and receivables to customers (note 28).

•	Provisions for impairment of loans and receivables (note 29).

•	Amounts receivable under finance leases and hire purchase contracts (note 30).

•	Financial investments available for sale (note 31).

•	Financial investments held to maturity (note 32).

•	Credit ratings (note 33).

•	Provisions for liabilities, commitments and other provisions (note 47).

•	Memorandum items: contingent liabilities and commitments (note 54).

•	Additional parent company information on risk (note 71).

Loan portfolio

AIB Group’s loan portfolio comprises loans (including overdrafts), installment credit and finance lease receivables.

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

The credit portfolio is diversified within each of its geographic markets (Ireland, United Kingdom, United States, Poland, Europe) by spread of locations, industry classification and individual customer.

Other than construction and property in Ireland(1) (14.9%) and residential mortgages in Ireland(1) (26.1%), as at 31 December 2009 no one industry, or loan category, in any geographic market accounts for more than 10% of AIB Group’s total loan portfolio(1).

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

(1)	Excluding loans and receivables held for sale to NAMA.

Risk management - 3. Individual risk types

3.1 Credit risk (continued)

The following table shows the loan and receivables portfolio, excluding those held for sale to NAMA, by geography and industry sector at 31 December 2009, 2008, 2007, 2006 and 2005. Loans and receivables held for sale to NAMA are analysed on page 90.

	2009 € m	2008 € m	2007 € m	2006 € m	2005 € m
IRELAND
Agriculture	2,015	2,217	1,956	1,647	1,646
Energy	844	992	923	670	733
Manufacturing	3,108	3,801	3,212	2,835	2,585
Construction and property	15,930	33,290	29,973	22,605	14,863
Distribution	8,182	9,364	8,704	8,254	6,589
Transport	979	1,016	1,150	790	711
Financial	1,403	1,549	1,472	774	938
Services	4,700	5,422	5,393	4,355	3,301
Personal - Residential mortgages	27,818	26,546	24,507	21,420	17,054
- Other	6,242	7,357	7,862	6,930	5,501
Lease financing	922	1,107	1,148	1,107	1,099
Guaranteed by Irish Government	—	1	6	4	2

	72,143	92,662	86,306	71,391	55,022

UNITED KINGDOM
Agriculture	120	149	160	163	163
Energy	292	372	344	453	216
Manufacturing	1,193	1,348	1,415	1,378	1,366
Construction and property	7,068	10,312	13,506	10,491	8,819
Distribution	2,639	2,615	3,004	3,017	2,751
Transport	601	647	628	668	489
Financial	696	826	1,223	1,170	1,063
Services	4,936	5,356	5,655	5,500	4,465
Personal - Residential mortgages	3,635	3,629	4,554	4,540	3,802
- Other	861	757	1,394	1,410	1,273
Lease financing	48	61	115	94	98

	22,089	26,072	31,998	28,884	24,505

UNITED STATES
Agriculture	3	6	4	—	—
Energy	435	614	457	269	316
Manufacturing	161	260	213	175	200
Construction and property	904	1,090	565	629	620
Distribution	162	209	119	99	103
Transport	69	76	24	20	12
Financial	54	146	330	469	439
Services	753	977	872	795	810

	2,541	3,378	2,584	2,456	2,500

POLAND
Agriculture	126	165	183	167	147
Energy	86	76	77	160	202
Manufacturing	1,024	1,145	999	756	723
Construction and property	2,852	2,760	1,857	1,105	531
Distribution	804	790	675	516	462
Transport	83	100	91	103	67
Financial	143	237	117	67	77
Services	322	461	416	335	384
Personal - Residential mortgages	1,538	1,352	1,040	684	540
- Other	1,039	857	643	412	316
Lease financing	711	745	737	460	418

	8,728	8,688	6,835	4,765	3,867

REST OF WORLD	1,106	1,363	993	652	293

Total loans to customers	106,607	132,163	128,716	108,148	86,187
Unearned income	(279)	(382)	(371)	(328)	(281)
Provisions for impairment	(2,987)	(2,292)	(742)	(705)	(674)

Total loans and receivables	103,341	129,489	127,603	107,115	85,232

3.1 Credit risk (continued)

The following table shows the percentages of loans, excluding those held for sale to NAMA, by geography and industry sector at 31 December 2009, 2008, 2007, 2006 and 2005.

	2009%	2008%	2007%	2006%	2005%
IRELAND
Agriculture	1.9	1.7	1.5	1.5	1.9
Energy	0.8	0.7	0.7	0.6	0.9
Manufacturing	2.9	2.9	2.5	2.7	3.0
Construction and property	14.9	25.2	23.3	20.9	17.3
Distribution	7.7	7.1	6.8	7.6	7.6
Transport	0.9	0.8	0.9	0.7	0.8
Financial	1.3	1.1	1.1	0.7	1.1
Services	4.4	4.1	4.2	4.0	3.8
Personal - Residential mortgages	26.1	20.1	19.0	19.8	19.8
- Other	5.9	5.6	6.1	6.5	6.4
Lease financing	0.9	0.8	0.9	1.0	1.3

	67.7	70.1	67.0	66.0	63.9

UNITED KINGDOM
Agriculture	0.1	0.1	0.1	0.2	0.2
Energy	0.3	0.3	0.3	0.4	0.2
Manufacturing	1.1	1.0	1.1	1.2	1.6
Construction and property	6.6	7.8	10.5	9.8	10.2
Distribution	2.5	2.0	2.3	2.8	3.2
Transport	0.6	0.5	0.5	0.6	0.6
Financial	0.7	0.6	1.0	1.1	1.2
Services	4.6	4.0	4.4	5.0	5.2
Personal - Residential mortgages	3.4	2.7	3.5	4.2	4.4
- Other	0.8	0.6	1.1	1.3	1.5
Lease Financing	—	0.1	0.1	0.1	0.1

	20.7	19.7	24.9	26.7	28.4

UNITED STATES
Energy	0.3	0.5	0.3	0.2	0.4
Manufacturing	0.2	0.2	0.2	0.2	0.2
Construction and property	0.8	0.8	0.4	0.7	0.7
Distribution	0.2	0.2	0.1	0.1	0.1
Transport	0.1	0.1	—	—	—
Financial	0.1	0.1	0.3	0.4	0.5
Services	0.7	0.7	0.7	0.7	1.0

	2.4	2.6	2.0	2.3	2.9

POLAND
Agriculture	0.1	0.1	0.1	0.2	0.2
Energy	0.1	0.1	0.1	0.1	0.2
Manufacturing	1.0	0.9	0.8	0.7	0.8
Construction and property	2.7	2.1	1.4	1.1	0.6
Distribution	0.7	0.6	0.5	0.4	0.5
Transport	0.1	0.1	0.1	0.1	0.1
Financial	0.1	0.2	0.1	0.1	0.1
Services	0.3	0.3	0.3	0.3	0.5
Personal - Residential mortgages	1.4	1.0	0.8	0.6	0.6
- Other	1.0	0.6	0.5	0.4	0.4
Lease financing	0.7	0.6	0.6	0.4	0.5

	8.2	6.6	5.3	4.4	4.5

REST OF WORLD	1.0	1.0	0.8	0.6	0.3

Total loans	100.0	100.0	100.0	100.0	100.0

Risk management - 3. Individual risk types

3.1 Credit risk (continued)

Movements in provisions for impairment of loans and receivables

(including loans and receivables held for sale to NAMA)

	Years ended 31 December
	2009 € m	2008 € m	2007 € m	2006 € m	2005 € m
Total provisions at beginning of period	2,294	744	707	676	760
IFRS transition adjustment	—	—	—	—	(146)
Transfers out	(10)	—	—	—	—
Exchange translation adjustments	31	(117)	(8)	(1)	16
Recoveries of provisions previously charged off	6	11	13	10	3

	2,321	638	712	685	633
Amounts charged off
Ireland	(287)	(68)	(37)	(45)	(43)
United Kingdom	(149)	(78)	(13)	(14)	(13)
United States	(15)	(1)	—	—	(2)
Poland	(57)	(19)	(24)	(37)	(14)
Rest of World	(12)

	(520)	(166)	(74)	(96)	(72)
Net provision movement(1)
Ireland	4,671	1,348	111	73	45
United Kingdom	530	363	(1)	42	54
United States	10	12	—	(1)	2
Poland	117	101	9	16	15
Rest of World	33	9	—	(2)	2

	5,361	1,833	119	128	118
Recoveries of provisions previously charged off(1)
Ireland	(1)	(7)	(4)	(3)	(2)
United Kingdom	(1)	(1)	(2)	(1)	(1)
United States	—	—	—	—	—
Poland	(4)	(3)	(7)	(6)	—

	(6)	(11)	(13)	(10)	(3)

Total provisions at end of period	7,156	2,294	744	707	676

Provisions at end of period
Specific	5,798	1,148	526	518	514
IBNR	1,358	1,146	218	189	162

	7,156	2,294	744	707	676

Amounts include:
Loans and receivables to banks	4	2	2	2	2
Loans and receivables to customers	2,987	2,292	742	705	674
Loans and receivables held for sale to NAMA	4,165	—	—	—	—

	7,156	2,294	744	707	676

(1)	The aggregate of these sets of figures represents the total provisions for impairment charged to income.

Commentary on the movements is detailed on pages 81 and 82 (provision for impairment), page 83 (net loans charged-off) and page 88 (impaired loans).

3.1 Credit risk (continued)

Provisions for impairment of loans and receivables

(including loans and receivables held for sale to NAMA)

The following table reconciles the total provisions for impairment charged to income as shown in (A), the table on page 80 relating to ‘Movements in provisions for impairment of loans and receivables (including loans and receivables held for sale to NAMA)’, with that shown in (B), AIB Group’s ‘Consolidated statement of income’.

	31 December
	2009 € m	2008 € m	2007 € m	2006 € m	2005 € m
(A)
Net provision movement	5,361	1,833	119	128	118
Recoveries of loans previously charged off	(6)	(11)	(13)	(10)	(3)

Total charged to income	5,355	1,822	106	118	115

(B)
Provisions for impairment	5,355	1,822	106	118	115

The following table sets out the provisions charged to income and net loans charged off as a percentage of average loans for the years ended 31 December 2009, 2008, 2007, 2006 and 2005.

	31 December
	2009%	2008%	2007%	2006%	2005%
Total provisions charged to income	4.05	1.37	0.09	0.12	0.15

Net loans charged off	0.40	0.12	0.05	0.09	0.09

Commentary on provision for impairment in 2009

The following commentary includes provisions for loans and receivables held for sale to NAMA.

A provision of € 5 million in relation to loans and receivables to banks was raised in the period. The provision for impairment for loans and receivables to customers of € 5,350 million (4.05% of average loans) for the year ended 31 December 2009 was € 3,528 million higher than in 2008 (€ 1,822 million, 1.37% of average loans) and reflects the impact of the deep recessions experienced in the economies in which the Group operates. In particular the illiquid property markets in both Ireland and the UK and the resultant decline in asset values significantly influenced the provision charge.

The 2009 provision charge included € 5,159 million in specific provisions compared to € 848 million in 2008 and € 191 million in IBNR compared with € 974 million in 2008. The increase in specific provisions relates largely to the considerable increase in levels of impaired loans in the property portfolios which now represent 77% of Group impaired loans up from 55% at December 2008. The relatively small increase in IBNR provisions compared with the previous year reflects management’s current view of incurred loss in the performing book and is also impacted by enhanced credit management practices, resulting in shorter emergence periods.

Ireland

The provision for impairment increased by € 3,329 million since 31 December 2008 to € 4,670 million. € 5 million of the charge relates to provisions for impairments on loans and receivables to banks. The remaining increase largely relates to RoI division where provisions for loans and receivables to customers increased by € 3,174 million with property and construction sector loans accounting for 80% of the charge in the year. There was also a significant increase in the charge relating to the Finance & Leasing operation (excluding residential mortgages) in RoI up to € 166 million from € 80 million in December 2008 with the main contributors being the plant and transport financing sub-sectors (portfolio size € 2.1 billion) which were impacted by the continuing low levels of activity in the construction sector. Residential mortgage provisions also increased from € 35 million to € 91 million impacted by the continuing problems in the Irish economy resulting in rising unemployment. The provisions in Capital Markets division also increased by € 150 million, primarily relating to the manufacturing, financial and property sectors which have been impacted by the slowdown in the economy.

United Kingdom

The provision for impairment increased by € 167 million since 31 December 2008 to € 529 million. The provision in AIB Bank UK increased by € 139 million in the year to € 395 million influenced by continued problems in the property market in both Northern Ireland and Britain and increased deterioration in the leisure sector. There was an increase of € 28 million in provisions in Capital Markets division primarily in the distribution, financial and other services sectors.

United States

The provision decreased from € 12 million at 31 December 2008 to € 10 million at 31 December 2009 and reflects continued problems with some loans in the energy, other services and property sectors in Capital Markets division.

Risk management - 3. Individual risk types

3.1 Credit risk (continued)

Poland

In 2009 the provision was € 113 million, an increase of € 15 million on the 2008 charge. This largely reflects deterioration in the personal, property and SME sectors.

Rest of World

The provision increased from € 9 million at 31 December 2008 to € 33 million at 31 December 2009 and includes € 13 million in AmCredit relating to problems in the residential mortgage market in the Baltics and also includes € 20 million in Capital Markets division mainly in the manufacturing sector.

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

United Kingdom

The provision for impairment was € 352 million at 31 December 2008, an increase of € 365 million. The provision in AIB Bank UK increased by € 238 million in the year influenced by a weakening property market in both Northern Ireland and Britain with 62% of the charge relating to this sector. There was a significant increase of € 127 million in provisions in Capital Markets division primarily in the property and distribution sectors offset by a recovery of provision in the manufacturing sector.

United States

The provision at 31 December 2008 was € 12 million (2007: Nil) due to the downgrade to impaired status of a number of loans in Capital Markets in the energy, manufacturing and property sectors.

Poland

In 2008, the provision was € 98 million, an increase of € 96 million on the 2007 charge, largely due to an increase in specific provisions which were € 52 million compared to a net recovery in 2007 of € 9 million. This increase is due to increased provisions for impaired loans in the property, residential mortgage and personal sectors and is also influenced by a reduction in the level of recoveries of provisions which had previously been charged- off. The IBNR provision at € 46 million in 2008 compared with € 11 million in 2007 and the increase related largely to the construction and property portfolio due to recent deterioration in the property market in Poland.

Rest of World

The provision was € 9 million for the year ended 31 December 2008.

3.1 Credit risk (continued)

The following table presents additional information with respect to the provision for impairment as at 31 December 2009, 2008, 2007, 2006 and 2005. The 2009 figure includes provisions for loans and receivables held for sale to NAMA.

	31 December
	2009%	2008%	2007%	2006%	2005%
Provision as a percentage of total loans, less unearned income, at end of period
Specific provisions	4.46	0.87	0.41	0.48	0.59
IBNR provisions	1.04	0.87	0.17	0.18	0.19

	5.50	1.74	0.58	0.66	0.78

Provisions are raised as outlined on pages 74 – 77.

The increase in provisions (as a percentage of total loans, including loans and receivables held for sale to NAMA) from 1.74% to 5.50% reflects the increased provisioning across all divisions, particularly in specific provision in the period. Specific allowances are allocated to individual impaired loans. Impaired loans increased from € 2,991 million in 2008 to € 17,453 million at December 2009. Specific provisions as a percentage of total loans increased from 0.87% to 4.46% (the geographic splits by sector of specific provisions for non-NAMA and NAMA are set out on pages 85 and 90 respectively).

The quantum of IBNR provisions at balance sheet date deemed appropriate by management is influenced by (i) the most recent provision experience for each pool; (ii) changes in grade profiles; and (iii) macro economic factors such as interest rates and unemployment data.

The IBNR provision as a percentage of loans increased slightly from 0.87% to 1.04% at December 2009 reflecting the substantial recognition of impairment in the year which is covered by specific provisions and management’s view at balance sheet date of the incurred but not reported loss in the remaining performing loan book.

Net loans charged-off 2009

The following commentary includes charge-offs relating to loans and receivables held for sale to NAMA

Group net loans charged-off at 0.40% (€ 514 million) of average loans for the year to December 2009 compared with 0.12% or € 155 million for 2008.

Ireland – net loans charged-off of € 286 million increased by € 225 million compared with 2008. In ROI division the net charge-offs of € 200 million related mainly to the property and personal sectors and in Capital Markets division net charge-offs of € 86 million were in the financial and manufacturing sectors.

United Kingdom – net loans charged-off of € 148 million were € 71 million higher than in 2008 reflecting an increased level of charge-offs in AIB Bank UK of € 13 million mainly in the property sector and in Capital Markets division an increase of € 58 million across a number of sectors with other services and distribution being the main sectors impacted.

United States – net loans charged-off were € 14 million in the year and relate to loans in the energy and property sectors in Capital Markets division.

Poland – net loans charged-off at € 53 million were € 37 million higher than in 2008 impacted by the charge off of a large agricultural sector case in the period and a higher level of charge offs in the personal sector.

Rest of World – net loans charged off at € 12 million include € 3 million of residential mortgage charge-offs in AmCredit and the charge off of loan in the manufacturing sector in Capital Markets division.

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

United Kingdom – net loans charged-off of € 77 million were € 66 million higher than in 2007 reflecting an increased level of charge-offs in both AIB Bank UK and Capital Markets division mainly relating to loans in the manufacturing, construction and property and distribution sectors.

United States – net loans charged-off were € 1 million in the year.

Poland – net loans charged-off at € 16 million were € 1 million lower than in 2007 reflecting a lower level of gross charge-offs and also a lower level of recoveries of loans previously charged-off at € 2 million compared with € 7 million in 2007 in Poland division.

Risk management - 3. Individual risk types

3.1 Credit risk (continued)

The following table presents an analysis of AIB Group’s loans charged off and recoveries of previously charged off loans for the years ended 31 December, 2009, 2008, 2007, 2006 and 2005. There were no charge-offs or recoveries relating to loans and receivables held for sale to NAMA.

	31 December
	Loans charged off					Recoveries of loans previously charged off
	2009 € m	2008 € m	2007 € m	2006 € m	2005 € m	2009 € m	2008 € m	2007 € m	2006 € m	2005 € m
IRELAND
Agriculture	1.7	1.7	1.4	2.0	3.8	0.2	0.7	—	—	0.2
Energy	8.1	—	—	—	—	—	—	—	—	0.1
Manufacturing	38.3	1.2	1.7	3.0	1.8	—	—	—	—	0.3
Construction and property	135.6	35.1	5.1	3.5	1.4	—	—	—	—	0.2
Distribution	15.3	7.2	3.8	6.8	2.7	—	2.9	—	—	0.2
Transport	1.5	1.5	0.8	0.8	0.5	—	—	—	—	—
Financial	26.7	0.1	0.1	0.1	2.1	—	2.2	0.9	—	—
Services	5.8	5.7	2.8	3.2	9.5	—	—	—	0.1	0.2
Personal - Residential mortgages	9.5	2.4	0.9	1.0	0.1	—	0.1	—	0.1	0.1
- Other	28.9	9.6	16.2	21.0	16.3	0.6	1.0	2.1	2.3	0.8
Lease financing	15.6	3.6	3.7	4.0	4.4	0.2	0.3	0.6	0.3	0.3

	287.0	68.1	36.5	45.4	42.6	1.0	7.2	3.6	2.8	2.4

UNITED KINGDOM
Agriculture	0.1	0.1	0.1	—	—	—	—	—	—	—
Energy	—	—	—	—	—	—	—	0.1	—	—
Manufacturing	5.7	15.5	1.0	8.1	1.1	—	0.2	0.8	—	—
Construction and property	40.9	33.4	0.6	0.1	0.3	—	0.1	0.2	0.1	0.1
Distribution	63.2	19.4	1.1	1.8	0.9	0.2	0.1	0.2	0.3	0.1
Transport	0.3	0.3	0.2	—	0.1	—	—	—	—	—
Financial	0.5	0.1	0.2	0.8	—	—	—	—	—	—
Services	33.6	5.5	6.6	0.4	1.1	0.1	0.1	0.1	0.1	0.1
Personal - Residential mortgages	0.5	0.3	—	—	0.2	—	—	—	—	—
- Other	4.0	3.8	3.2	3.1	9.2	0.2	0.3	0.3	0.4	0.6

	148.8	78.4	13.0	14.3	12.9	0.5	0.8	1.7	0.9	0.9

UNITED STATES
Energy	8.2	—	—	—	—	—	—	—	—	—
Manufacturing	1.4	—	0.3	—	—	—	—	—	—	—
Commercial	—	—	—	0.4	2.4	—	—	—	—	—
Construction and property	5.3	0.9	—	—	—	—	—	—	—	—

	14.9	0.9	0.3	0.4	2.4	—	—	—	—	—

POLAND	57.0	18.7	24.2	35.8	13.9	4.1	2.9	7.3	5.9	—

REST OF WORLD	12.3	—	—	0.1	—	—	—	—	—	—

TOTAL	520.0	166.1	74.0	96.0	71.8	5.6	10.9	12.6	9.6	3.3

3.1 Credit risk (continued)

The following table presents an analysis of AIB Group’s provisions for impairment at 31 December 2009, 2008, 2007, 2006, and 2005. Provisions for impairment of loans and receivables held for sale to NAMA is analysed separately on page 90.

	31 December
	2009 € m	2008 € m	2007 € m	2006 € m	2005 € m
IRELAND
Agriculture	44	19	16	14	15
Energy	4	8	3	4	4
Manufacturing	58	35	11	15	15
Construction and property	557	398	54	31	17
Distribution	286	57	48	29	33
Transport	20	8	8	6	7
Financial	53	10	1	1	1
Services	90	34	22	19	24
Personal - Residential mortgages	81	32	12	11	8
- Other	302	136	97	87	72
Lease financing	67	25	12	10	13

	1,562	762	284	227	209

UNITED KINGDOM
Agriculture	1	—	1	1	2
Manufacturing	29	13	36	42	33
Construction and property	178	134	24	21	9
Distribution	88	37	20	14	21
Transport	2	1	2	25	2
Financial	35	2	1	2	2
Services	61	21	16	24	42
Personal - Residential mortgages	16	3	3	2	2
- Other	24	17	15	17	16

	434	228	118	148	129

UNITED STATES
Energy	—	4	—	—	—
Manufacturing	—	4	—	—	—
Construction and property	2	4	—	—	5
Services	4	—	—	—	—

	6	12	—	—	5

POLAND
Agriculture	7	—	—	—	—
Energy	1	—	—	—	—
Manufacturing	24	—	—	—	—
Construction and property	45	—	—	—	—
Distribution	23	—	—	—	—
Transport	4	—	—	—	—
Financial	1	—	—	—	—
Services	8	101	98	120	140
Personal - Residential mortgages	6	32	22	23	24
- Other	58	—	—	—	—
Lease financing	11	6	4	—	5

	188	139	124	143	169

REST OF WORLD	24	7	—	—	2

TOTAL SPECIFIC PROVISIONS	2,214	1,148	526	518	514

TOTAL IBNR PROVISIONS	777	1,146	218	189	162

TOTAL PROVISIONS	2,991	2,294	744	707	676

Risk management - 3. Individual risk types

3.1 Credit risk (continued)

Risk elements in lending

The Group’s loan control and review procedures generally do not include the classification of loans as non-accrual, accruing past due, restructured and potential problem loans, as defined by the SEC. Management has, however, set out below the amount of loans, (including, in the case of 2009, those held for sale to NAMA), at 31 December, without giving effect to available security and before deduction of provisions, using the SEC’s classification:

	2009 € m	2008 € m	2007 € m	2006 € m	2005 € m
Loans accounted for on non-accrual basis(1)
Ireland	14,922	1,972	531	396	347
United Kingdom	1,944	689	331	304	246
United States	42	61	—	1	5
Poland	477	250	187	232	262
Rest of World	68	19	—	—	8

	17,453	2,991	1,049	933	868

Accruing loans(2) which are contractually past due 90 days or more as to principal or interest
Ireland	815	153	48	142	124
United Kingdom	83	117	46	73	61
United States	—	13	—	—	—
Poland	4	1	13	—	—

	902	284	107	215	185

Restructured loans not included above(3)	140	—	—	—	—
Other real estate and other assets owned	10	—	—	—	—

(1)

These figures represent AIB’s impaired loans before provisions. Total interest income that would have been recorded during the year ended 31 December 2009 had interest on gross impaired loans been included in income amounted to € 235 million (2008: € 109 million; 2007: € 60 million; 2006: € 47 million; 2005: € 46 million) - € 174 million for Ireland, € 30 million for the United Kingdom, United States € 1 million, € 27 million for Poland and Rest of World € 3 million. Of the total figure of € 235 million above € 172 million (2008: € 45 million; 2007: € 21 million; 2006: € 25 million; 2005: € 19 million) was included in income for the year ended 31 December 2009 for interest on impaired loans (net of provisions).

(2)	Accruing loans contractually past due for 90 days or more as at 31 December 2006 and 2005 exclude overdrafts, bridging loans and cases with expired limits.
(3)

AIB does not normally restructure loans at concessionary interest rates or restructure on uncommercial terms. In circumstances where it does enter into such arrangements these loans are classified as impaired and hence included in the table above. In certain circumstances, as part of a loan restructure, AIB will convert debt to equity and if the recapitalised borrower is viable will reclassify the debt as performing. The value of equity held in the statement of financial position as at 31 December 2009 from such transactions was € 34 million and the amount of debt resulting from such transactions and held in performing grades was € 106 million. Not included above is an amount of € 4,459 million (2008: € 154 million) in respect of renegotiated loans as defined in note 28.

AIB Group generally expects that loans, where known information about possible credit problems causes management to have serious doubt as to the ability of borrowers to comply with loan repayment terms, would be included under its definition of impaired loans and would therefore have been reported in the above table.

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

3.1 Credit risk (continued)

The following table presents an analysis of AIB Group’s impaired loans at 31 December 2009, 2008, 2007, 2006, and 2005. Loans and receivables held for sale to NAMA are analysed on page 90.

	2009 € m	2008 € m	2007 € m	2006 € m	2005 € m
IRELAND
Agriculture	105	47	23	21	23
Energy	11	10	3	4	5
Manufacturing	134	71	17	26	23
Construction and property	2,275	1,148	125	51	29
Distribution	846	147	109	99	61
Transport	34	11	12	11	11
Financial	70	17	2	2	2
Services	206	65	36	25	41
Personal - Residential mortgages	475	163	53	42	37
- Other	556	257	135	101	98
Lease financing	96	36	16	14	17

	4,808	1,972	531	396	347

UNITED KINGDOM
Agriculture	4	2	1	2	3
Energy	2	—	—	—	—
Manufacturing	66	33	43	54	41
Construction and property	449	432	108	71	24
Distribution	229	89	51	29	61
Transport	2	2	6	53	4
Financial	85	3	3	3	4
Services	168	53	50	42	73
Personal - Residential mortgages	56	53	34	24	13
- Other	40	22	35	26	23

	1,101	689	331	304	246

UNITED STATES
Energy	—	32	—	—	—
Manufacturing	11	17	—	1	5
Construction and property	8	12	—	—	—
Services	23	—	—	—	—

	42	61	—	1	5

POLAND
Agriculture	10	39	47	47	47
Energy	2	—	—	3	2
Manufacturing	74	46	31	40	67
Construction and property	194	61	32	48	22
Distribution	52	30	29	41	64
Transport	8	3	2	3	4
Financial	1	—	1	1	2
Services	13	7	7	10	13
Personal - Residential mortgages	13	11	11	13	14
- Other	75	36	19	19	19
Lease financing	35	17	8	7	8

	477	250	187	232	262

REST OF WORLD	68	19	—	—	8

TOTAL	6,496	2,991	1,049	933	868

Risk management - 3. Individual risk types

3.1 Credit risk (continued)

Impaired Loans

2009

The total Group impaired loans including loans held for sale to NAMA amounted to € 17,453 million at 31 December 2009 an increase of € 14,462 million on December 2008.

Impaired loans held for sale to NAMA amounted to € 10,957 million, representing 47.2% of the loans held for sale to NAMA, with € 10,114 million in Ireland and € 843 million in the United Kingdom. Construction and property sector loans amounted to € 10,517 million, of which € 833 million are in the United Kingdom.

Excluding NAMA loans, impaired loans at € 6,496 million now represent 6.1% of loans and receivables to customers compared to 2.3% at 31 December 2008. The following commentary excludes the NAMA loans.

In Ireland, impaired loans increased by € 2,836 million to € 4,808 million and as a percentage of loans have increased to 6.66% from 2.13% at 31 December 2008. 93% of the increase in impaired loans related to the RoI division with increases in a number of sectors reflecting the continuing problems in the Irish economy, with increasing levels of unemployment which is impacting borrowers’ ability to meet repayments. Sectors with significant increased impaired loans are the property, residential mortgage, finance & leasing, distribution and personal sectors. Impaired loans in Capital Markets division also increased in the period by € 192 million particularly in the property, financial and manufacturing sectors.

Impaired loans in the United Kingdom increased by € 412 million in the year to 31 December 2009 to € 1,101 million and as a percentage of loans have increased to 4.98% from 2.64% at 31 December 2008. In Capital Markets division impaired loans increased by € 22 million and reflect the addition of a large case in the distribution sector. In AIB Bank UK division, impaired loans increased by € 1,233 million largely in the property and leisure sectors.

Impaired loans in the United States reduced by € 19 million reflecting new impaired loans in Capital Markets division in the other services sector of € 23 million offset by the charge-off of a number of loans in the energy, manufacturing and property sectors.

In Poland, impaired loans have increased by € 227 million in the year to 31 December 2009 and now represent 5.47% up from 2.88% at 31 December 2008. The increases occurred in the property, personal, SME and leasing sectors reflecting the slowdown in the general economy and the property market in particular.

Impaired loans in the Rest of World increased by € 49 million with an increase of € 23 million relating to AmCredit, where impaired loans now represent 46.7% of total AmCredit loans, impacted by the continuing problems in the residential mortgage market in the Baltics but also the deterioration of a number of cases in Capital Markets division primarily in the manufacturing sector.

2008

Group impaired loans increased by € 1,942 million in the year to 31 December 2008 and now represent 2.3% of loans, up from 0.8% at 31 December 2007.

In Ireland, impaired loans increased by € 1,441 million and as a percentage of total loans have increased to 2.13% from 0.62% at 31 December 2007. 94% of the increase in impaired loans related to AIB Bank ROI with impaired loans in the construction and property portfolio in that division accounting for the majority of the increase. However, there were also increases in the residential mortgage and personal sectors reflecting the downturn in the Irish economy which is impacting borrowers’ ability to meet repayments. Impaired loans in Capital Markets division also increased in the period by € 90 million, with the increase spread across a number of diverse sectors.

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

In Poland, impaired loans have increased by € 63 million in the year to 31 December 2008 to € 250 million and now represent 2.88% of loans, slightly up from 2.80% at 31 December 2007. The increases occurred in the construction and property, residential mortgage, personal and leasing sectors reflecting the slowdown in the property and residential mortgage markets and increased delinquency in the personal sector, particularly in cash loans.

Impaired loans in the United States amounted to € 61 million where in Capital Markets division the energy, manufacturing and construction and property sectors were impacted by the deteriorating economic environment.

In Rest of World, impaired loans increased from nil to € 19 million reflecting the deterioration in the mortgage market in the Baltics.

3.1 Credit risk (continued)

Analysis of loans to customers (excluding those classified as held for sale to NAMA) by contractual residual maturity and interest rate sensitivity

The following tables analyse gross loans to customers by maturity and interest rate sensitivity. Overdrafts, which in the aggregate represent approximately 4% of the portfolio, are classified as repayable within one year. Approximately 11% of AIB Group’s loan portfolio is provided on a fixed rate basis. Fixed rate loans are defined as those loans for which the interest rate is fixed for the full term of the loan. The interest rate risk exposure is managed by Global Treasury within agreed policy parameters.

Loans and receivables to customers

	2009
	Fixed rate € m	Variable rate € m	Total € m	Within 1 year € m	After 1 year but within 5 years € m	After 5 years € m	Total € m
Ireland	9,463	62,680	72,143	19,143	21,516	31,484	72,143
United Kingdom	914	21,175	22,089	6,391	6,606	9,092	22,089
United States	147	2,394	2,541	1,125	1,204	212	2,541
Poland	1,245	7,483	8,728	3,150	3,467	2,111	8,728
Rest of World	90	1,016	1,106	107	799	200	1,106

Total loans by maturity	11,859	94,748	106,607	29,916	33,592	43,099	106,607

	2008
	Fixed rate € m	Variable rate € m	Total € m	Within 1 year € m	After 1 year but within 5 years € m	After 5 years € m	Total € m
Ireland	8,245	84,417	92,662	36,457	23,457	32,748	92,662
United Kingdom	2,025	24,047	26,072	8,030	7,587	10,455	26,072
United States	430	2,948	3,378	810	2,151	417	3,378
Poland	1,022	7,666	8,688	2,915	3,476	2,297	8,688
Rest of World	8	1,355	1,363	62	701	600	1,363

Total loans by maturity	11,730	120,433	132,163	48,274	37,372	46,517	132,163

	2007
	Fixed rate € m	Variable rate € m	Total € m	Within 1 year € m	After 1 year but within 5 years € m	After 5 years € m	Total € m
Ireland	7,792	78,514	86,306	33,876	20,859	31,571	86,306
United Kingdom	2,530	29,468	31,998	10,395	9,242	12,361	31,998
United States	373	2,211	2,584	662	1,562	360	2,584
Poland	513	6,322	6,835	2,323	2,735	1,777	6,835
Rest of World	3	990	993	57	408	528	993

Total loans by maturity	11,211	117,505	128,716	47,313	34,806	46,597	128,716

	2006
	Fixed rate € m	Variable rate € m	Total € m	Within 1 year € m	After 1 year but within 5 years € m	After 5 years € m	Total € m
Ireland	7,241	64,150	71,391	25,164	20,238	25,989	71,391
United Kingdom	2,247	26,637	28,884	10,306	6,710	11,868	28,884
United States	423	2,033	2,456	483	1,553	420	2,456
Poland	328	4,437	4,765	1,681	1,801	1,283	4,765
Rest of World	—	652	652	16	383	253	652

Total loans by maturity	10,239	97,909	108,148	37,650	30,685	39,813	108,148

Risk management - 3. Individual risk types

3.1 Credit risk (continued)

Loans and receivables to customers

	2005
	Fixed rate € m	Variable rate € m	Total € m	Within 1 year € m	After 1 year but within 5 years € m	After 5 years € m	Total € m
Ireland	4,482	50,540	55,022	19,131	13,925	21,966	55,022
United Kingdom	2,182	22,323	24,505	10,352	5,120	9,033	24,505
United States	330	2,170	2,500	336	1,605	559	2,500
Poland	270	3,597	3,867	1,537	1,447	883	3,867
Rest of World	—	293	293	21	75	197	293

Total loans by maturity	7,264	78,923	86,187	31,377	22,172	32,638	86,187

Loans and receivables held for sale to NAMA

	2009
	Fixed rate € m	Variable rate € m	Total € m	Within 1 year € m	After 1 year but within 5 years € m	After 5 years € m	Total € m
Ireland	444	19,000	19,444	16,528	1,812	1,104	19,444
United Kingdom	—	3,722	3,722	2,433	679	610	3,722
United States	—	29	29	29	—	—	29

Total loans by maturity	444	22,751	23,195	18,990	2,491	1,714	23,195

	2009
Analysis of loans and receivables held for sale to NAMA	Loans and receivables € m		Specific provisions for impairment € m		Impaired loans € m
IRELAND:
Agriculture	24		5		15
Energy	64		8		23
Manufacturing	37		3		10
Construction and property	18,055		3,245		9,684
Distribution	602		79		228
Transport	19		—		—
Financial	16		—		1
Services	200		11		33
Personal - Residential mortgages	138		6		17
- Other	289		35		103
UNITED KINGDOM:
Agriculture	1		—		—
Energy	4		—		—
Manufacturing	16		—		—
Construction and property	3,523		189		833
Distribution	85		—		—
Financial	20		2		3
Services	57		1		6
Personal - Residential mortgages	6		—		—
- Other	10		—		1
UNITED STATES
Construction and property	29		—		—

Total	23,195	(1)	3,584	(2)	10,957

(1)	€ 19,030 million net of provisions of € 4,165 million.
(2)	Total provisions of € 4,165 million (including IBNR of € 581 million).

3.1 Credit risk (continued)

Cross-border outstandings

Cross-border outstandings, which exclude finance provided within AIB Group, are based on the country of domicile of the borrower and comprise placings with banks and money at call and short notice, loans to customers (including those classified as held for sale to NAMA), finance lease receivables and installment credit, acceptances and other monetary assets, including non-local currency claims of overseas offices on local residents. AIB Group monitors geographic breakdown based on the country of the borrower and the guarantor of ultimate risk. Cross-border outstandings exceeding 1% of total assets are shown in the following table.

	As % of total assets(1) %	Total € m	Banks and other financial institutions € m	Government and official institutions € m	Commercial industrial and other private sector € m
31 December 2009
United Kingdom	2.9	5,093	1,186	695	3,212
United States	4.7	8,193	1,127	1,303	5,763
Germany	1.2	2,065	1,300	294	471
France	1.7	3,013	1,974	480	559
Spain	2.1	3,610	1,585	117	1,908

31 December 2008
United Kingdom	5.1	9,362	1,776	1,456	6,130
United States	5.0	9,052	596	1,689	6,767
Germany	2.2	3,984	2,458	743	783
France	1.6	2,973	1,603	662	708
Spain	2.5	4,576	2,180	223	2,173
Italy	1.1	1,929	730	652	547

31 December 2007
United Kingdom	3.5	6,211	2,126	1,118	2,967
United States	4.8	8,443	829	1,410	6,204
Germany	2.1	3,763	2,565	889	309
France	2.1	3,705	2,410	793	502
Spain	2.9	5,173	2,569	264	2,340
Australia	1.2	2,135	955	—	1,180

31 December 2006
United Kingdom	4.8	7,635	3,046	878	3,711
United States	4.9	7,681	669	1,763	5,249
Germany	2.7	4,327	2,912	1,180	235
France	2.0	3,127	2,371	363	393
Spain	2.3	3,683	2,155	267	1,261
Australia	1.0	1,565	712	—	853
Italy	1.1	1,761	688	604	469

31 December 2005
United Kingdom	5.5	7,312	2,753	958	3,601
United States	5.1	6,814	891	1,007	4,916
Germany	2.6	3,507	1,813	1,313	381
France	2.5	3,361	2,347	561	453
Spain	2.1	2,803	1,665	272	866
Netherlands	1.3	1,736	862	352	522
Australia	1.3	1,684	662	—	1,022
Italy	1.0	1,378	338	761	279
Sweden	1.0	1,326	696	568	62

(1)

Assets, consisting of total assets as reported in the consolidated statement of financial position and acceptances, totalled € 174,314 million at 31 December 2009 (2008: € 182,174 million; 2007: € 177,888 million; 2006: € 158,526 million; 2005: € 133,214 million).

At 31 December 2009 cross-border outstandings to borrowers in Netherlands amounted to 0.74%, Italy 0.94% and Australia 0.82%.

Risk management - 3. Individual risk types

3.2 Market risk*

Market risk refers to the uncertainty of returns attributable to fluctuations in market factors, such as adverse movements in the level or volatility of market prices of debt instruments, equities and currencies. Where the uncertainty is expressed as a potential loss in value, it represents a risk to the income and capital position of the firm. The Group assumes market risk as a consequence of the risk management services it provides to its client base and through risk positioning in selected wholesale markets. In addition, the Group assumes market risk as a result of its pro-active balance sheet and capital management activity (see Financial review—4. Capital management).

Fundamental to the Group’s market risk policy is that management of the Group’s principal market risks (i.e. interest rate and foreign exchange) is centralised within the Global Treasury business unit where the necessary expertise, processes and systems are maintained. This ensures that all parts of the Group neutralise their interest rate and foreign exchange rate risk, leaving their planned margin/fees unaffected by changes in financial market rates.

Global Treasury is also authorised to trade on its own account in selected wholesale markets. The strategies employed are desk and market specific and approved on an annual basis by the Market Risk Committee. Much of Global Treasury’s market risk appetite is expressed through strategic interest rate positioning in bond and derivatives markets. Trading strategies are determined mainly by the objective of the trading desk, the importance of customer flows and the view of the market. Examples include directional trading, spread trading, relative value trading, range trading and straight yield curve views.

The Group’s brokerage businesses are similarly mandated to take moderate equity risk, specifically Goodbody’s principal trading team (located in the Capital Markets division) and Dom Maklerski’s equity market-making team (the BZWBK brokerage house, located in the CEE division).

Risk identification and assessment

Separate risk functions exist within each trading business and are tasked with capturing all material sources of market risk within the trading portfolios. In addition to the standard risk factors, credit spreads, liquidity issues, non-linearity and risk concentrations are also considered. A ‘New Products’ protocol complements the risk identification and assessment process by acting as a gateway to the trading portfolio. An integral element of the process is the ongoing dialogue between dealers and risk analysts, in both formal and informal settings.

In quantifying the portfolio’s market risk profile, the Group’s risk measurement systems are configured to address all material risk factors, including price dynamics, volatilities and correlation behaviour. The Group’s core risk measurement methodology is based on a variance co-variance application of the industry standard value at risk (“VaR”) technique that incorporates the portfolio diversification effect within each standard risk factor (interest rate, foreign exchange, equity, as applicable). The resulting VaR figures, calculated at the close of business each day, are an estimate of the probable maximum loss in fair value over a one month holding period that would arise from a ‘worst case’ movement in market rates. This ‘worst case’ is derived from an observation of historical prices over a period of three years, assessed at 99% statistical confidence level. Instruments with significant embedded or explicit option characteristics receive special attention, including Monte Carlo simulation and a full analysis of option sensitivities.

Although an important measure of risk, VaR has limitations as a result of its use of historical data, assumed distribution, holding periods and frequency of calculation. Furthermore, the use of confidence intervals does not convey any information about potential loss when the confidence level is exceeded. The Group recognises these limitations and supplements its use with a variety of other techniques, including sensitivity analysis, interest rate gaps by time period and daily open foreign exchange and equity positions. Stress-testing and scenario analysis are employed on an ongoing basis to gauge the Group’s vulnerability to loss under stressful market conditions. For example, for interest rate risk portfolios, principal components analysis (“PCA”) is used to analyse interest rate term structure factor sensitivity measures, i.e. it identifies the three most predictive elements driving interest rate changes, namely parallel shift, twist and bow. Potential worst case outcomes are derived by combining PCA analysis with Monte Carlo simulation, using over 10,000 possible yield curve shifts. In addition, stressed outcomes derived from revaluing the current portfolio using specific historical scenarios which incorporate historical observations of market moves during previous periods of market stress. For foreign exchange and equity portfolios, historical simulation techniques are used to determine potential worst case outcomes. Stress-testing results are reported to senior management, providing them with an assessment of the financial impact such events would have on the portfolio.

*	Forms an integral part of the audited financial statements

3.2 Market risk (continued) Risk management and mitigation

In managing and overseeing market risk, the Group makes a distinction between its trading and non-trading activities. Trading occurs when front line management exercises its discretion, subject to allocated market risk limits, to increase, hold, hedge or exit the market risk inherent in a given position. All such trading positions, including equity market-making, are subject to the rigour of the market risk management framework and are overseen by a Market Risk Committee, irrespective of accounting or regulatory treatment. The Group refers to all other positions that are structural in nature as ‘non-trading’ i.e. market risks inherent in the structure of the Group’s balance sheet that are non-proprietary in nature, for example non-interest earning current account balances. The Group ALCo is responsible for the oversight of these activities and the appropriate strategies for measuring and hedging these risks. From a regulatory perspective, these positions are always recorded in the ‘Banking Book’.

The majority of the Group’s managed positions also meet the criteria for inclusion in the regulatory-defined ‘banking book’ and any changes in fair value are accounted for in reserves. The balance of the risk positions including all derivative activity, other than those in hedge accounting relationships, and all equity market-making transactions meet the criteria for inclusion in the regulatory-defined ‘Trading Book’ and are accounted for at fair value through profit or loss.

Market risk management in the Group has a number of inter-related components. As a management process, it is actively administered on the basis of clearly delegated authorities that reflect the appropriate segregation of duty, fit for purpose trading environments with enabling technology and competent personnel with relevant skill and experience. It should be noted that credit risk issues inherent in the market risk portfolios are subject to the credit risk framework that was described in the previous section. A comprehensive suite of policies and standards clarifies roles and responsibilities, and provides for effective risk assessment, measurement, monitoring and review of trading positions.

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

Market risk portfolios are managed both in terms of their risk and financial impacts.

Risk perspective: the Group uses VaR limits to control the impact of market risk activities on tier 1 capital – the Group employs a matrix of such limits across the trading businesses; Financial perspective: the Group uses an earnings constraint (limit) to control the income statement impact of capital erosion by defining the maximum tolerance for recognising losses in a given reporting period. Stop loss mechanisms at the trader level form part of this process. Management of the financial dimension of market risk activity is supplemented with limits on the portfolio’s permissible negative embedded value.

Risk monitoring & reporting

Quantitative and qualitative information is used at all levels of the organisation, up to and including the Board, to identify, assess and respond to market risk. The actual format and frequency of risk disclosure depends on the audience and purpose and ranges from transaction-level control and activity reporting to enterprise level risk profiles. For example, front office and risk functions receive the full range of daily control and activity, valuation, sensitivity and risk measurement reports, while the Board receives a monthly market risk commentary and summary risk profile.

Market risk profile

The tables on page 94 show the consolidated market risk profile of AIB Group at the end of 2009 and 2008, measured in terms of VaR for each standard risk type. For interest rate risk positions, the table also differentiates between those positions that are accounted for on a ‘mark to market’ basis and those that are not. For internal reporting, the Group employs a 99% confidence interval and a 1-month holding period, though the figures have also been scaled to a 1-day holding period for reference purposes. The trading book exposures are included in the ‘MTM portfolio’ column and the banking book exposures are included in the ‘other portfolio’ column. The equivalent profile for Allied Irish Banks, p.l.c. is presented in note 71 to the financial statements.

Risk management - 3. Individual risk types

3.2 Market risk (continued)

The following table illustrates the VaR figures for interest rate risk for the years ended 31 December 2009 and 2008.

	VaR (MTM portfolio)		VaR (Other portfolios)		Total VaR
	2009 € m	2008 € m	2009 € m	2008 € m	2009 € m	2008 € m
Interest rate risk
1 month holding period:
Average	14.8	16.1	58.3	54.5	57.5	64.4
High	22.7	24.8	80.1	87.0	82.7	88.3
Low	10.5	8.8	45.1	30.0	41.4	38.2
31 December	11.1	24.8	48.8	84.7	45.5	88.3

1 day holding period:
Average	3.2	3.4	12.4	11.6	12.3	13.7
High	4.8	5.3	17.1	18.6	17.6	18.8
Low	2.2	1.9	9.6	6.4	8.8	8.2
31 December	2.4	5.3	10.4	18.1	9.7	18.8

The key movements in the Group’s VaR profile during 2009 relate to its portfolio of interest rate risk positions. There was a gradual reduction in the interest rate (“IR”) VaR component during the year to well below 2008 levels. For example, the IR VaR finished the year at € 45.5 million against € 88.3 million in December 2008 while, on an average basis, the equivalent figures are € 57.5 million for whole of 2009 against € 64.4 million in 2008. In general, changes in the IR VAR exposure were influenced by perceived market opportunities, the performance of the existing positions held and Group’s general risk appetite during a very volatile period.

The decrease in the overall IR VaR figure was influenced by a reduction in underlying exposures as existing positions moved closer to final maturity. Asset positions performed very strongly as market interest rates fell during the year and a number of strategic risk positions were crystallised resulting in lower risk levels being run. Within the total position, the average IR VaR associated with trading activities was € 14.8 million in 2009 compared to € 16.1 million in 2008.

While the net outcome was a reduction in IR VaR during 2009, some offsetting factors included the impact of lower interest rates in all the main currencies which act to reduce the discounting effect inherent in the VaR calculation, thereby increasing the reported VaR. In addition, the higher market volatility after the Lehman collapse in September 2008 is reflected in the VaR calculation in the form of higher volatility shocks also increasing the reported VaR.

The following table sets out the VaR for equity and foreign exchange rate risk for the years ended 31 December 2009 and 2008.

	Equity risk		Foreign exchange rate risk-trading
	VaR (MTM portfolio)		VaR (MTM portfolio)
	2009 € m	2008 € m	2009 € m	2008 € m
1 month holding period:
Average	6.1	7.3	1.8	1.5
High	15.1	15.7	2.4	4.7
Low	2.6	2.4	1.0	0.7
31 December	8.5	5.5	1.9	1.1

1 day holding period:
Average	1.3	1.5	0.4	0.3
High	3.2	3.3	0.5	1.0
Low	0.6	0.5	0.2	0.2
31 December	1.8	1.1	0.4	0.5

Foreign exchange VaR (for both 1 month and 1 day average holding periods) was slightly higher in 2009 than in 2008 while Equity VaR was lower. In both cases, overall exposure levels remain low.

2009 has been another challenging year for the Irish stock market. Having continued its declines in early 2009, the Irish market experienced a significant recovery in tandem with global markets, supported by a belief that a sharp recovery was in place within most of the large global economies. While the Irish market participated in the rebound during quarters 2 and 3, with the ISEQ index reaching its year high in September, it finished approximately 15% lower from that peak by year-end.

3.2 Market risk (continued)

Given this backdrop, the Group continued to operate at much lower levels of risk during the year with the VaR limit utilisation maintained within a narrow range of € 1 million to € 4 million. In quarter 4, following a review of the market environment, the Group’s risk appetite and the introduction of an historical simulation approach to VaR estimation, the Group moderately increased its exposure while remaining within established sectoral limits. In general, the Group retains a defensive stance reflected in a diversified portfolio and a focus on short-term trading opportunities.

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

Risk identification and assessment

Banking book interest rate risk is calculated in each business unit on the basis of establishing the repricing behaviour of each asset, liability and off-balance sheet product. For some products the actual interest repricing characteristics differ from the contractual repricing arrangements. In these cases, the repricing maturity is determined by the market interest rates that most closely fit the behaviour of the product interest rate. For non-interest bearing current accounts, the repricing maturity is determined by the stability of the portfolio. The assumptions behind these repricing maturities and the stability levels of portfolios are reviewed annually by the relevant divisional asset and liability committees. The risks from these exposures are managed through a series of VaR, basis point sensitivity and earnings at risk measures. The table below shows the sensitivity of the Group’s banking book to a hypothetical immediate and sustained 100 basis point (“bp”) movement in interest rates on 1 January 2010 and 2009 and its impact on net interest income over a twelve month period.

Sensitivity of projected net interest income to interest rate movements:

As at 31 December	2009 € m	2008 € m
+ 100 basis point parallel move in all interest rates	19	(47)
- 100 basis point parallel move in all interest rates	(12)	56

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

*	Forms an integral part of the audited financial statements.

Risk management - 3. Individual risk types

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

At 31 December 2009 and 2008, the Group’s structural foreign exchange position against the euro was as follows:

	2009 € m	2008 € m
US dollar	1,464	1,529
Sterling	2,108	1,858
Polish zloty	1,131	1,030
Other	52	163

	4,755	4,580

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

3.5 Liquidity risk*

The objective of liquidity management is to ensure that, at all times, the Group holds sufficient funds to meet its contracted and contingent commitments to customers and counterparties at an economic price. Throughout the difficult market conditions of 2009, the Group’s liquidity management process has proved itself to be robust in maintaining its liquidity position.

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

Risk management and mitigation

The objective of the Group’s liquidity management policy is to ensure that the Group can at all times meet its obligations as they fall due at an economic price. The Group achieves this in a number of ways. Firstly, through the active management of its liability maturity profile, it ensures a balanced spread of repayment obligations with a key focus on 0-8 day and 9-31 day time periods. Monitoring ratios apply to periods in excess of 31 days. Secondly, the Group maintains a stock of high quality liquid assets to meet its obligations as they fall due. Discounts are applied to these assets based upon their cash-equivalence and price sensitivity. The Group’s stock of liquid assets and contingent funding facilities are maintained at a level considered sufficient to meet the withdrawal of deposits or calls on commitments in both normal and abnormal trading conditions. In all cases, net outflows are monitored on a daily basis. Finally, the Group maintains a diversified funding base across all segments of the markets in which it operates, while focusing on minimising concentration in any single source of funding and maintaining a balance between short-term and long-term funding sources.

*	Forms an integral part of the audited financial statements.

3.5 Liquidity risk* (continued)

Customer deposits represent the largest source of funding, with the Group’s core retail franchise and accompanying core retail deposit base in Ireland, the UK and Poland providing the Group with a stable and reasonably predictable source of funds. Although a significant element of these retail deposits are contractually repayable on demand or at short notice, the Group’s customer base and geographic spread generally mitigates against this risk.

The Group monitors and manages the funding support provided by its deposit base to its loan book through a series of measures including its externally reported customer loan to deposit ratio. More refined measures are utilised internally which recognise the capacity to generate contingent liquidity out of the Group’s loan book, the structure of the Group’s wholesale term funding and the stability of its customer deposit base. The Group’s customer loan-to-deposit ratio increased from 140% at 31 December 2008 to 146% at 31 December 2009 (123% excluding loans and receivables held for sale to NAMA).

Global Treasury, through its Wholesale Treasury operations manages, on a global basis, the liquidity and funding requirements of the Group. Euro, sterling, US dollar and Polish zloty represent the most important currencies to the Group from a funding and liquidity perspective. Global Treasury is active in the wholesale funding markets including the interbank and corporate deposit market. This is supplemented by commercial paper, certificate of deposit, medium term note, covered bond and other issuance programmes which serve to further diversify the Group’s sources of funding. Challenging market conditions in 2009 have resulted in a contraction of wholesale market appetite on the part of participants for liquidity risk. This has manifested itself through a shortening of duration in wholesale funding available, leading to a contraction in the term funding profile of many institutions including AIB. As a consequence, AIB had to increase its use of secured funding to offset reduced wholesale market activity experienced in the first half of 2009. AIB has decreased its use of secured funding in the latter part of the year as markets became less stressed. This was evident in AIB’s successful issuance of two senior unsecured unguaranteed bonds (€ 1.0 billion three-year and € 750 million five-year) in the second half of 2009.

During 2009, AIB increased its qualifying liquid asset and contingent funding capacity, through the structuring of loan portfolios into central bank eligible assets. Such initiatives have helped to increase the Group’s capacity to access further liquidity.

AIB has successfully issued a series of medium term notes totalling over € 6 billion under the CIFS scheme in 2009. The Irish Government introduced the Eligible Liabilities Guarantee (“ELG”) scheme on 9 December 2009. AIB joined the ELG scheme on 21 January 2010.

The Group’s debt rating for all debt/deposits not covered by the Credit Institutions (Financial Support) Act 2008/Credit Institutions (Eligible Liability Guarantee) Scheme 2009 are as follows: Moody’s long-term “A1” and short-term “P-1”; Fitch long-term “A-” and “F1” short-term; Standard and Poor’s long-term single “A-” and “A-2” short term.

The Group’s debt rating for all debt/deposits covered by the Credit Institutions (Financial Support) Act 2008/Credit Institutions (Eligible Liability Guarantee) Scheme 2009 are as follows: Moody’s long-term “Aa1” and short-term “P-1”, Fitch long-term “AA-” and short-term “F1+”; Standard and Poor’s long-term “AA” and short-term “A-1+”.

The Group’s liquidity management policy ensures that it has sufficient liquidity to meet its current requirements. In addition, it operates a funding strategy designed to anticipate additional funding requirements based upon projected balance sheet movements. The Group undertakes liquidity stress testing and contingency planning to deal with unforeseen events. Stress tests include both firm specific and systemic risks events. These scenario events are reviewed in the context of the Group’s liquidity contingency plan, which details corrective action options under various levels of stress events. The purpose of these actions is to ensure continued stability of the Group’s liquidity position, within the Group’s pre-defined risk tolerance levels.

The Group’s approach to liquidity management complies with the Financial Regulator’s revised ‘Requirements for the Management of Liquidity Risk’, introduced in July 2007 and the Group regulatory ratio requirements for liquidity were met throughout 2009.

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

*	Forms an integral part of the audited financial statements. To be read in conjunction with ‘Funding’ on page 38.

Risk management - 3. Individual risk types

3.6 Operational risk

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

Risk identification and assessment

The scope of the Regulatory Compliance function relates to ‘conduct of business’ compliance obligations, including anti-money laundering and regulation on privacy and data protection. The identification, interpretation and communication roles relating to other legal and regulatory obligations have been assigned to functions with specialist knowledge in those areas. For example, employment law is assigned to Human Resources, taxation law to Group Taxation and prudential regulation to the Finance and Risk functions.

Regulatory Compliance undertakes a six-monthly assessment of the key compliance risks at divisional and enterprise level. The significance of compliance risks, its potential impact on the business and the effectiveness of management controls to mitigate these risks are assessed. These reviews of compliance risks also take a forward looking view of the compliance risks facing the Group, anticipating upstream risks in the form of new regulations, increased regulatory scrutiny and the increasing demands of stakeholders.

The divisional risks are discussed and agreed at divisional management boards. These are collated and processed by Regulatory Compliance into an overall enterprise-wide review of compliance risks. This is reviewed at the RMC and ultimately the Group Audit

3.7 Regulatory compliance risk (continued)

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

Governance & oversight

Governance & oversight - 1. The Board & Group Executive Committee

Certain information in respect of the Directors and Executive Officers is set out below.

Dan O’Connor* B Comm, FCA - Executive Chairman

Director of CRH plc, former President and Chief Executive Officer, GE Consumer Finance Europe, and former Senior Vice-President of General Electric Company. Joined the Board in 2007 and was appointed Non-Executive Chairman in July 2009. Assumed certain executive responsibilities in November 2009 and will revert to Non-Executive Chairman during 2010 – see Corporate Governance statement on page 105. (Age 50)

Colm Doherty* B Comm - Group Managing Director

Director of M&T Bank Corporation. Joined AIB International Financial Services in 1988, and became its Managing Director in 1991. Appointed Head of Investment Banking in 1994. Appointed Managing Director of AIB Capital Markets in 1999. Joined the Board in 2003 and assumed responsibility as Group Managing Director in November 2009. (Age 51)

Declan Collier BA Mod (Econ), MSc (Econ)

Chief Executive of the Dublin Airport Authority. Director of Dublin Airport Authority plc. Chairman of Aer Rianta International cpt and DAA Finance plc. Joined the Board in January 2009 as a nominee of the Minister for Finance under the Irish Government’s Guarantee Scheme. (Age 54)

Kieran Crowley BA, FCA - Corporate Social Responsibility Committee Chairman

Consultant. Founder of Crowley Services Dublin Ltd., which operates the Dyno-Rod franchise in Ireland. Director of AIB Group (UK) p.l.c., AIB Mortgage Bank and former Director of Bank Zachodni WBK S.A., AIB’s Polish subsidiary. Former Chairman of the Small Firms Association and former member of the Irish Business and Employers’ Confederation (IBEC) National Executive Council. Former member of the Government appointed Advisory Forum on Financial Legislation. Joined the Board in 2004. (Age 58)

Stephen Kingon CBE, BA, DBA, FCA, FCIM - Audit Committee Chairman

Chairman of Invest Northern Ireland, the Northern Ireland Centre for Competitiveness and Balcas Limited. Member of the Economic Development Forum and co-chair of the North/South Roundtable Group. Director of AIB Group (UK) p.l.c., Anderson Spratt Group (Holdings) Limited, The Baird Group Limited, Forward Emphasis International Limited, Mivan Limited, Mivan (UK) Limited, Opera Northern Limited and SOS Bus Limited. He has held the following positions and offices in the recent past: Managing Partner of PricewaterhouseCoopers in Northern Ireland; member of the BT Ireland Advisory Board; President of the Northern Ireland Chamber of Commerce and Industry; Chairman of Business in the Community in Northern Ireland, the Ulster Society of Chartered Accountants, and the Institute of Management Consultants in Northern Ireland; and Joint Secretary for the Institute of Chartered Accountants in Ireland. Joined the Board in 2007. (Age 62)

Anne Maher FIIPM, BCL

Non-Executive Director of Irish Airlines Pensions Limited, Retirement Planning Council of Ireland, Allied Irish Banks Pensions Limited and AIB DC Pensions (Ireland) Limited. Chairman of Medical Professional Competence Steering Committee and Governor of Pensions Policy Institute (UK). Member of Chartered Accountants Regulatory Board and of FTSE Policy Group (UK). Former positions and offices held include, Chief Executive of The Pensions Board, Chairman of the Irish Association of Pension Funds and member of the Committee for European Insurance and Occupational Pensions Supervisors, member of the Professional Oversight Board (UK), the Actuarial Stakeholder Interests Working Group (UK) and Board member of the Irish Accounting and Auditing Supervisory Authority. Joined the Board in 2007. (Age 64)

Sean O’Driscoll B Comm, FCA - Remuneration Committee Chairman

Group Chief Executive, Glen Dimplex. Member of the University College Cork President’s Consultative Board. Appointed by the Irish Government to the high-level group overseeing Ireland’s Asia strategy. Awarded an Honorary OBE for his contribution to British industry. Joined the Board in 2006. (Age 52)

David Pritchard BSc (Eng) – Chairman, AIB Group (UK) p.l.c.; Senior Independent Non-Executive Director

Former Group Treasurer, Executive Director, and Non-Executive Deputy Chairman of Lloyds TSB Group plc; spent two years as secondee at the Financial Services Authority while employed at Lloyds TSB. Former Managing Director Citicorp Investment Bank,

Governance & oversight - 1. The Board & Group Executive Committee

London, and former General Manager Royal Bank of Canada Group. Non-Executive Chairman of Songbird Estates plc, Non-Executive Director of Euromoney Institutional Investor PLC., The Motability Tenth Anniversary Trust, and former Non-Executive Director of LCH Clearnet Group. Joined the Board in 2007 and was appointed Deputy Chairman for the period May to December 2009. (Age 65)

Dr. Michael Somers B Comm M.Econ. Sc Ph.D

Former Chief Executive of the National Treasury Management Agency. Member of the Board of the European Investment Bank and other companies. Appointed to the Board in January 2010 as a nominee of the Minister for Finance under the Irish Government’s National Pensions Reserve Fund Act 2000 (as amended). (Age 67)

Dick Spring BA, BL

Former Tanaiste (Deputy Prime Minister) of the Republic of Ireland, Minister for Foreign Affairs and leader of the Labour Party. Non-Executive Director, Fexco Holdings Ltd., Chairman of International Development Ireland Ltd., Altobridge Ltd., Alder Capital Ltd., and Realta Global Aids Foundation Ltd. Director of Repak Ltd. and Diversification Strategy Fund plc. Joined the Board in January 2009 as a nominee of the Minister for Finance under the Irish Government’s Guarantee Scheme. (Age 59)

Robert G Wilmers

Chairman and Chief Executive Officer of M&T Bank Corporation (“M&T”), Buffalo, New York State. Served as Chairman of the New York State Bankers’ Association in 2002, and as a Director of the Federal Reserve Bank of New York from 1993 to 1998. Former Chairman of the Empire State Development Corporation and former Director of the Business Council of New York State, Inc. Joined the Board in 2003, as the designee of M&T, on the acquisition by AIB of a strategic stake in M&T. (Age 75)

Jennifer Winter BSc

President, AstraZeneca Hungary. Former positions and offices held include Vice President, Corporate Reputation and Government Affairs of AstraZeneca plc, Chief Executive, The Barretstown Gang Camp Limited, Director of Project Management Holdings Ltd., and Managing Director of SmithKline Beecham, Ireland. Joined the Board in 2004. (Age 50)

*	Executive Directors

Board Committees

Information concerning membership of the Board’s Audit, Corporate Social Responsibility, Nomination & Corporate Governance, and Remuneration Committees is given in the Corporate Governance statement on pages 105 to 114.

Executive Officers (in addition to Executive Directors above)

Name	Principal occupation	Year in which appointed to present position
Gerry Byrne (53)	Managing Director,
	AIB CEE Division	2001

John Conway (54)	Head of Group
	Human Resources	2010

Robbie Henneberry (46)	Managing Director,
	AIB Bank, Republic of Ireland	2009

Marcel McCann (49)	Head of Operations and Technology	2010

Jerry McCrohan (60)	Managing Director,
	AIB Capital Markets	2010

Joseph O’Connor (61)	Group Chief Credit Officer	2010

Maeliosa O’hOgartaigh (50)	Head of Corporate Development and Government Relations and Acting Group Chief Financial Officer	2010 2009

Nick Treble (50)	Managing Director,
	AIB Group (UK) p.l.c.	2009

Governance & oversight - 2. Report of the Directors for the year 31 December 2009

The Directors of Allied Irish Banks, p.l.c. (‘the Company’) present their report and the audited accounts for the year ended 31 December 2009. A Statement of the Directors’ responsibilities in relation to the Accounts appears on page 286.

Results

The Group loss attributable to the ordinary shareholders of the Company amounted to € 2,413 million and was arrived at as shown in the consolidated income statement on page 146.

Dividend

There was no dividend paid in 2009.

Capital

Information on the structure of the Company’s share capital, including the rights and obligations attaching to each class of shares, is set out in note 49 and in the Schedule on page 290.

There were no allotments of new ordinary shares during the year.

At an Extraordinary General Meeting held on 13 May, 2009 (“the EGM”), shareholders granted authority for the Company to:

(a)	increase the authorised share capital of the Company from € 625,200,000, US$ 500,000,000, Stg£ 200,000,000 and Yen 35,000,000,000 to € 884,200,000, US$ 500,000,000, Stg£ 200,000,000 and Yen 35,000,000,000 by the creation of: (i) 700,000,000 new ordinary shares of € 0.32 each, such shares forming one class with the existing ordinary shares; and (ii) 3,500,000,000 2009 non-cumulative preference shares of € 0.01 each, such ordinary shares and 2009 non-cumulative preference shares having attached thereto the respective rights and privileges and being subject to the respective limitations and restrictions set out in the articles of association of the Company adopted at the EGM; and

(b)	issue to the NPRFC, as an integral part of its investment in the Company by way of the Preference Share Issue, warrants to subscribe for a number of Ordinary Shares equal to 25 per cent. of the number of issued Ordinary Shares (excluding treasury shares) on 13 May 2009, computed as if the Warrants were exercisable and had been exercised in full on 13 May 2009. No further consideration is payable by the NPRFC in respect of the issue to it of the Warrants. The terms and conditions to which the warrants are subject are detailed on page 245.

As at 31 December 2009, some 35.7 million shares purchased in previous years were held as Treasury Shares; information in this regard is given in note 51.

Accounting policies

The principal accounting policies, together with the basis of preparation of the accounts, are set out on pages 125 to 145.

Review of activities

The Statement by the Chairman on pages 4 and 5 and the Review by the Group Managing Director on pages 6 and 7 and the Management report on pages 24 to 50 contain a review of the development of the business of the Group during the year, of recent events, and of likely future developments.

Directors

The following Board changes occurred with effect from the dates shown:

•	Mr. Declan Collier was appointed a Non-Executive Director on 22 January 2009;

•	Mr. Dick Spring was appointed a Non-Executive Director on 22 January 2009;

•	Mr. Michael J. Sullivan retired as Non-Executive Director on 13 May 2009;

•	Mr. Donal Forde resigned as Executive Director on 13 May 2009;

•	Mr. Dermot Gleeson retired as Chairman and Non-Executive Director on 1 July 2009;

•	Mr. John O’Donnell retired as Group Finance Director on 31 August 2009;

•	Mr. Eugene Sheehy retired as Group Chief Executive on 30 November 2009;

•	Dr. Michael Somers was appointed a Non-Executive Director on 14 January 2010.

Ms. Jennifer Winter will retire as a Non-Executive Director on 30 March 2010. Mr. Sean O’Driscoll will retire as a Non-Executive

Governance & oversight - 2. Report of the Directors for the year 31 December 2009

Director at the 2010 AGM, on 28 April 2010, and will not offer himself for re- appointment. All other Directors, excluding government appointees who are appointed by the National Pensions Reserve Fund Commission, as the Government Preference Shareholder, will retire at the 2010 AGM and, being eligible, offer themselves for reappointment. The names of the Directors appear on pages 101 and 102 together with a short biographical note on each Director.

The appointment and replacement of Directors, and their powers, are governed by company law and the Articles of Association, and information on these is set out on pages 294 to 299. Amendments to the Articles of Association can only be effected by special resolution of shareholders.

Directors’ and Secretary’s Interests in the Share Capital

The interests of the Directors and the Secretary in the share capital of the Company are shown in note 62.

Director’s remuneration

The Company’s policy with respect to directors’ remuneration is included in the Corporate Governance Statement on pages 109 to 110. Details of the total remuneration of the Directors in office during 2009 and 2008 are shown in note 62.

Substantial Interests in the Share Capital

The following substantial interests in the Ordinary Share Capital (excluding shares held as Treasury Shares) had been notified to the Company at 1 March:

•	T Rowe Price Associates, Inc. 4.87%;

•	Fidelity International Limited 3.99%; and

•	Deutsche Bank AG 3.24%.

None of the clients on whose behalf these shares are held had a beneficial interest in 3% or more of the Ordinary Share Capital. An analysis of shareholdings is shown on page 310.

Corporate Governance

The Directors’ Corporate Governance statement appears on pages 105 to 114.

Books of Account

The measures taken by the Directors to secure compliance with the Company’s obligation to keep proper books of account are the use of appropriate systems and procedures, including those set out in the Internal controls section of the Corporate Governance statement on pages 112 and 113, and the employment of competent persons. The books of account are kept at the Company’s Registered Office, Bankcentre, Ballsbridge, Dublin 4, Ireland; at the principal offices of the Company’s main subsidiary companies, as shown on pages 315 and 316; and at the Company’s other principal offices, as shown on those pages.

Principal Risks and Uncertainties

Information concerning the principal risks and uncertainties facing the Company and the Group, as required under the terms of the European Accounts Modernisation Directive (2003/51/EEC) (implemented in Ireland by the European Communities (International Financial Reporting Standards and Miscellaneous Amendments) Regulations 2005), is set out in the Risk Management section on pages 64 to 66.

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

Dan O’Connor

Executive Chairman

Colm Doherty

Group Managing Director

Governance & oversight - 3. Corporate Governance statement

Corporate governance is concerned with how companies are managed and controlled. The Board of Directors is committed to the highest standards in that regard.

AIB is listed on the Irish and London Stock Exchanges and has an ADR listing on the New York Stock Exchange. AIB’s corporate governance practices reflect Irish company law, the Listing Rules of the aforementioned Stock Exchanges and the UK Listing Authority, the principles and provisions of the Combined Code on Corporate Governance (“the Code”), and certain provisions of the US Sarbanes Oxley Act of 2002.

The following information explains how AIB applies the principles of the Code, the provisions of which it has complied with throughout 2009. As required by the Sarbanes Oxley Act, related certifications have been (or shortly will be) filed with the SEC.

The Board of Directors

Role

The Board is responsible for the leadership, direction and control of the Company and the Group and is accountable to shareholders for financial performance. There is a comprehensive range of matters specifically reserved for decision by the Board; at a high level this includes:

•	determining the Company’s strategic objectives and policies;

•	appointing the Chairman and the Group Chief Executive (or Group Managing Director) and addressing succession planning;

•	monitoring progress towards achievement of the Company’s objectives and compliance with its policies;

•	approving annual operating and capital budgets, major acquisitions and disposals, and risk management policies and limits; and

•	monitoring and reviewing financial performance, risk management activities and controls.

Review of Activities

The statement by the Chairman on pages 4 and 5, the Review by the Group Managing Director on pages 6 and 7, and the Management report on pages 24 to 50 contain a review of the development of the business of the Group during the year, of recent events, and of likely future developments.

Chairman

Mr. Dan O’Connor was appointed Non-Executive Chairman, for a three-year term, with effect from 1 July 2009, renewable for a second three-year term on the Board’s approval. On his appointment as Chairman, Mr. O’Connor met the independence criteria set out in the Code. The Chairman’s responsibilities include the leadership of the Board, ensuring its effectiveness, setting its agenda, ensuring that the Directors receive adequate, accurate and timely information, facilitating the effective contribution of the Non-Executive Directors, ensuring the proper induction of new Directors, and reviewing the performance of individual Directors.

On 18 November 2009, Mr. O’Connor was appointed Executive Chairman on a temporary basis in order to oversee the Group’s work on the completion of the key tasks of capital raising, the implementation of NAMA and the EU restructuring plan.

The role of the Chairman is separate from the role of the Group Managing Director, with clearly-defined responsibilities attaching to each; these are set out in writing and agreed by the Board.

Following the implementation of NAMA and the EU restructuring plan, which is expected to be mid-2010, an assessment of the Group management structure will be undertaken by the Board, in consultation with the Minister for Finance and other stakeholders, to determine whether the management format announced in November 2009, including the appointment of an Executive Chairman on a temporary basis, remains relevant to the challenges and requirements of the new environment.

Group Managing Director

The day-to-day management of the Group has been delegated to the Group Managing Director, Mr. Colm Doherty, who took up that position on 18 November 2009. The Group Managing Director is responsible for the day-to-day running of the Group, ensuring an effective organisation structure, the appointment, motivation and direction of senior executive management, and for the operational management of all the Group’s businesses.

Senior Independent Non-Executive Director

The Senior Independent Non-Executive Director is available to shareholders if they have concerns which contact through the normal channels of Chairman or Group Managing Director have failed to resolve, or for which such contact is considered by the shareholder(s) concerned to be inappropriate. Mr. David Pritchard was appointed Senior Independent Non-Executive Director with effect from 13 May 2009.

Governance & oversight - 3. Corporate Governance statement

Company Secretary

The Directors have access to the advice and services of the Company Secretary, Mr. David O’Callaghan, who is responsible for ensuring that Board procedures are followed and that applicable rules and regulations are complied with.

Meetings

The Chairman sets the agenda for each Board meeting. The Directors are provided in advance with relevant papers to enable them to consider the agenda items, and are encouraged to participate fully in the Board’s deliberations. Executive management attend Board meetings and make regular presentations.

The Board held 10 scheduled meetings during 2009, 27 additional out-of-course meetings or briefings, and a full day seminar focussing on issues of strategic importance. Attendance at Board meetings and meetings of Committees of the Board is reported on below. During a number of Board meetings, the Non-Executive Directors met in the absence of the Executive Directors, in accordance with good governance standards. In addition to their attendance at Board and Committee meetings, Non-Executive Directors attended Board meetings of overseas subsidiaries and held consultative meetings with the Chairman.

Membership

It is the policy of the Board that a significant majority of the Directors should be Non- Executive. At 31 December 2009, there were 9 Non-Executive Directors and 2 Executive Directors. Non-Executive Directors are appointed so as to maintain an appropriate balance on the Board, and to ensure a sufficiently wide and relevant mix of backgrounds, skills and experience to provide strong and effective leadership and control of the Group.

The names of the Directors, with brief biographical notes, appear on pages 101 and 102. All Directors are required to act in the best interests of the Company, and to bring independent judgement to bear in discharging their duties as Directors.

Mr. Robert G Wilmers serves as a Director of the Company as the designee of M&T Bank Corporation, in which AIB held a 22.7% interest at 31 December 2009. In these circumstances, Mr.Wilmers is not determined to be independent for the purposes of the Code. Mr. Declan Collier and Mr. Dick Spring were appointed Non-Executive Directors on 22 January 2009 as nominees of the Minister for Finance under the Irish Government’s Credit Institutions (Financial Support) Scheme 2008 (S.I. No. 411 of 2008). Dr. Michael Somers was appointed Non-Executive Director on 14 January 2010 as a nominee of the Minister for Finance under the Irish Government’s National Pensions Reserve Fund Act 2000 (as amended). Under the terms of the Government’s preference share investment, Messrs. Collier, Somers and Spring are not required to stand for election or regular re-election by shareholders and are not, therefore, considered independent for the purposes of the Code. (The Government’s preference shares give the Minister for Finance the right, while any such preference shares are outstanding, to appoint directly 25% of the Directors (including the three Directors appointed to date), and 25% of total ordinary voting rights in respect of change of control transactions over 50% and Board appointments.)

The Board has determined that all other Non-Executive Directors in office in December 2009 are independent in character and judgement and free from any business or other relationship with the Company or the Group that could affect their judgement. Ms. Jenny Winter will resign from the Board on 30 March 2010 after almost six years of service, and Mr. Sean O’Driscoll will resign from the Board at the 2010 Annual General Meeting after almost four years of service, both due to other business commitments.

There is a procedure in place to enable the Directors to take independent professional advice, at the Company’s expense.

The Company holds insurance cover to protect Directors and Officers against liability arising from legal actions brought against them in the course of their duties.

Performance Evaluation

Evaluations of the performances of the Board and Board Committees were conducted by Mr. Dan O’Connor, Chairman, who held discussions with each of the Directors. The results were presented to the Board. The evaluation of the performance of the individual Directors was conducted by the Chairman. An evaluation of the performance of the Chairman was conducted in his absence by the Non-Executive Directors, under the Chairmanship of Mr. David Pritchard, the Senior Independent Non-Executive Director, who also consulted the Group Managing Director. Attendance at Board and Committee meetings is one of a number of important factors considered in evaluating performance. A chart showing each Board Member’s participation in such meetings appears on page 107.

Attendance at scheduled Board and Board Committee Meetings

Name	Board		Audit Committee		Corporate Social Responsibility Committee		Nomination & Corporate Governance Committee		Remuneration Committee
	A	B	A	B	A	B	A	B	A	B
Declan Collier	10	9							1	1
Kieran Crowley	10	10	14	14	4	4
Colm Doherty	10	9
Donal Forde	4	2
Dermot Gleeson	5	5					1	1	1	1
Stephen L Kingon	10	10	14	14	4	4
Anne Maher	10	10	14	14
Dan O’Connor	10	10	9	9			1	1	1	1
John O’Donnell	6	6
Sean O’Driscoll	10	10			4	3			2	2
David Pritchard	10	10	14	14					1	1
Eugene Sheehy	9	9					1	1
Dick Spring	10	10
Michael J Sullivan	4	4			1	1	1	1
Robert G Wilmers	10	9
Jennifer Winter	10	9							2	1

Column A indicates the number of scheduled meetings held during 2009 which the Director was eligible to attend; Column B indicates the number of meetings attended by each Director during 2009. The Board held 10 scheduled meetings during 2009, 27 additional out-of-course meetings or briefings, and a full day seminar focussing on issues of strategic importance.

Terms of Appointment

Non-Executive Directors are generally appointed for a three-year term, with the possibility of renewal for a further three years; the term may be further extended, in exceptional circumstances, on the recommendation of the Nomination and Corporate Governance Committee. Following appointment, Directors are required by the Articles of Association to retire at the next Annual General Meeting (“AGM”), and may go forward for reappointment. Subsequently, all Directors are required to submit themselves for re-appointment at intervals of not more than three years. Since 2005, all the Directors retire from office at the AGM and offer themselves for reappointment. It is intended that this measure of strengthened corporate governance practice will apply again at the 2010 AGM. Letters of appointment, as well as dealing with appointees’ responsibilities, stipulate that a specific time commitment is required from Directors (a copy of the standard terms of the letter of appointment of Non-Executive Directors is available from the Company Secretary).

Induction and Professional Development

There is an induction process for new Directors. Its content varies as between Executive and Non-Executive Directors. In respect of the latter, the induction is designed to familiarise Non-Executive Directors with the Group and its operations, and comprises the provision of relevant briefing material, including details of the Company’s strategic and operational plans, and a programme of meetings with the Group Managing Director, the Heads of Divisions and the senior management of businesses and support functions.

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

Governance & oversight - 3. Corporate Governance statement

Audit Committee

Members: Mr. Stephen L Kingon (Chairman from 1 September 2009); Mr. Dan O’Connor (Chairman and member until 31 August 2009); Mr. Kieran Crowley; Ms. Anne Maher; and Mr. David Pritchard.

The role and responsibilities of the Audit Committee are set out in its Terms of Reference. Those responsibilities are discharged through its meetings and receipt of reports from management, the external auditor (‘the Auditor’), the Group Finance Director, the Acting Group Chief Financial Officer, the Group Internal Auditor, the Group Chief Risk Officer, the Acting Group Chief Risk Officer, and the Group General Manager, Regulatory and Operational Risk.

The Audit Committee reviews the Group’s annual and interim financial statements; the scope of the audit; the findings, conclusions and recommendations of the Group Internal Auditor and the Auditor; reports on compliance; and the effectiveness of internal controls. The Committee is responsible for making recommendations on the appointment, re-appointment and removal of the Auditor, ensuring the cost-effectiveness of the audit, and for confirming the independence of the Auditor, the Group Internal Auditor, and the Group General Manager, Regulatory and Operational Risk, each of whom it meets separately at least once each year, in confidential session, in the absence of management. Each of these parties has unrestricted access to the Chairman of the Audit Committee. There is a process in place by which the Audit Committee reviews the nature and extent of non-audit services undertaken by the Auditor and, if considered appropriate, approves, within parameters approved by the Board, the related fees. This ensures that the objectivity and independence of the Auditor is safeguarded, as well as compliance with related requirements of the Sarbanes-Oxley Act. A report is submitted, annually, to the Board, regarding the activities undertaken and issues considered by the Committee. The Audit Committee met on fourteen occasions during 2009. The following attend the Committee’s meetings, by invitation: the Auditor; the Group Finance Director; the Acting Group Chief Financial Officer; the Group Internal Auditor; the Group Chief Risk Officer, the Acting Group Chief Risk Officer; and the Group General Manager, Regulatory and Operational Risk.

The Sarbanes-Oxley Act requires that the Audit Committee include an “audit committee financial expert”, as defined in related SEC rules. The Board has determined that Mr Stephen L Kingon is an ‘independent audit committee financial expert’ for these purposes. Mr. Kingon has accepted this determination on the understanding that he has not thereby agreed to undertake additional responsibilities beyond those of a member and Chairman of the Audit Committee.

Corporate Social Responsibility Committee

Members: Mr. Kieran Crowley, Chairman; Mr. Donal Forde (resigned from the Board on 13 May 2009); Mr. Stephen L Kingon; Mr. Sean O’Driscoll and Mr. Michael J Sullivan (retired from the Board on 13 May 2009).

The objectives of the CSR Committee are, on behalf of the board, to monitor the Bank’s responsibilities and activities across all divisions concerning staff, marketplace (including customers, products and suppliers), the environment and the community. The Committee reviews operations, policies and objectives in these matters in the light of changing circumstances and developments in best practice, and recommends improvements. It approves corporate-giving budgets and any substantial philanthropic donations.

Particular focus during 2009 was directed to compliance with undertakings to the Government on credit, complaint handling, staff welfare and vulnerable customers.

The Committee met four times in 2009. It made its Annual Report to the Board, reviewed its terms of reference and assessed its performance. Senior executives attended the Committee from Human Resources, Information Technology, Procurement, Engineering Services and Group Finance. Divisional representatives provided updates on SMEs, Credit and Home Mortgages.

Nomination and Corporate Governance Committee

Members: Mr. Dan O’Connor, Chairman (from 1 July 2009); Mr. Dermot Gleeson (retired from the Board on 30 June 2009), Mr. Eugene Sheehy (retired from the Board on 30 November 2009); Mr. Michael J Sullivan (retired from the Board on 13 May 2009); Mr. David Pritchard, (from 30 April 2009), Mr. Dick Spring (from 30 April 2009); Mr. Kieran Crowley (from 22 February 2010); and Ms. Anne Maher (from 22 February 2010).

The Nomination and Corporate Governance Committee’s responsibilities include: recommending candidates to the Board for appointment as Directors; reviewing the size, structure and composition of the Board and the Board Committees; and reviewing succession planning. The search for suitable candidates for the Board is a continuous process, and recommendations for appointment are made, based on merit and objective criteria, following an appraisal process and interviews. The Committee is also responsible for reviewing the Company’s corporate governance policies and practices. The Committee met once during 2009. Nomination and corporate governance matters of a significant nature were considered by the Board as a whole during 2009.

Remuneration Committee

Members: Mr. Sean O’Driscoll, Chairman; Mr. Dermot Gleeson (retired from the Board on 30 June 2009); Mr. David Pritchard (member until 30 April 2009; reappointed 22 February 2010); Ms. Jennifer Winter; Mr. Declan Collier (from 30 April 2009); and Mr. Dan O’Connor (from 8 October 2009).

We have adopted a revised format for this year’s remuneration report and, in addition to the information included in previous years, we have included details on the changes we are making to our remuneration policies in 2010 and an overview of general developments regarding remuneration matters at AIB. The changes we are making reflect the regulatory responses to the turmoil in financial services during 2008 and 2009, at global, European Commission (EC) and national levels which led to an in-depth review of the operating framework for the banking industry.

The adoption of remuneration policies and practices, which are both fair and competitive, is a key responsibility of the Board. To ensure a formal and transparent procedure for developing policy on executive remuneration the Board has a long-established Remuneration Committee whose purpose, duties and membership are set by its Terms of Reference which may be viewed on our website www.aibgroup.com.

The Remuneration Committee’s responsibilities include recommending to the Board: Group remuneration policies and practices; the remuneration of the Chairman of the Board (which matter is considered in his absence); performance-related bonus schemes for Executives; and the operation of share-based incentive schemes.

The Committee also determines the remuneration of the Group Managing Director, and, in consultation with the Group Managing Director, the remuneration of other Executive Directors, when in office, and the other members of the Group Executive Committee, under advice to the Board. Details of the total remuneration of the Directors in office during 2009 and 2008 are shown in note 62.

The Committee met twice during 2009.

Remuneration policy and commentary

In 2009, AIB began the process of adapting its remuneration policies to take account of the emerging regulatory consensus and to ensure that AIB’s remuneration policies and practices are fully consistent with, and promote, effective risk management. As part of this process, amendments have been made to the Terms of Reference of the Remuneration Committee and our Executive Remuneration Policy.

Recent and emerging international regulation of remuneration policies at financial services companies (e.g., from the EC, the Committee of European Banking Supervisors (CEBS) and the UK Financial Services Authority (FSA)) are similar in scope and direction. AIB has reviewed the key elements of the regulatory guidance and has reported to both the Financial Regulator in the Republic of Ireland and the FSA in the UK regarding its plans for compliance. In planning to comply with the key elements of the principles and guidance that have been issued, AIB is:ensuring that its remuneration policies are consistent with effective risk management and do not encourage excessive risk taking; focusing on staff whose activities have a material impact on the risk profile of the Bank; developing the membership and terms of reference of its Remuneration Committee to better enable it meet the increased governance requirements; enabling risk management and compliance functions to have a greater input into setting and reviewing remuneration policy; designing new reward structures that focus on long term sustained performance; and developing the most appropriate approach and methodology for adjusting performance measures for current and future risk.

AIB’s remuneration policies will be appropriately structured to discourage excessive risk taking and to ensure the alignment of individuals’ short-term incentives and the long-term objectives of the Bank. To this end, AIB’s remuneration policies have been reviewed and our short term and long term incentive structures are being revised to better support and enhance effective risk management by: linking the vesting of future bonus and share awards to risk-adjusted profit; placing significant weight on non-financial measures of performance, including the satisfaction of risk and compliance responsibilities; deferring senior executive cash bonuses over a period of several years and by linking long-term incentives to AIB’s share price, risk-adjusted return and earnings growth; requiring that deferred bonus awards be subject to forfeiture if performance is subsequently found to have been misstated, misjudged or overvalued; and including discretionary provisions in bonus schemes that will give AIB the discretion not to pay individual bonuses in a year in which AIB (or a part of it) makes a loss or an unacceptable risk assessed return.

Governance & oversight - 3. Corporate Governance statement

Independent advisors

The Committee’s independent advisors, Kepler Associates, provided independent professional advice to the Committee during 2009 on a number of reward matters including: advising on remuneration governance and future reward structures and strategy; supporting the drafting of AIB’s submission to the Financial Services Authority (“FSA”) in response to the FSA’s guidelines on remuneration; and advising on an appropriate fee for the Chairman and Deputy Chairman.

Terms of reference

The Committee’s Terms of Reference were reviewed during 2009 by the Committee, and Kepler Associates, following which a number of changes were made to reflect the regulatory guidance and emerging market practice on governance and risk management. These changes were approved by the Board.

The Terms of Reference now state that the Committee shall ensure that all short and long term incentives are consistent with and support sound risk management, and are aligned with shareholder interests, demonstrating that the Committee’s decisions are consistent with a reasonable assessment of the Bank’s financial situation and future prospects [Terms of Reference 3.8]; satisfy itself that the proportion of risk-adjusted profits awarded in the form of variable remuneration is appropriate [Terms of Reference 3.11]; review annually a report, prepared by Group Risk, that summarises the risk exposure of the Bank, including a risk assessment of the performance delivered by the members of the GEC or any other executives defined by the Committee [Terms of Reference 3.16].

Furthermore, the Terms of Reference now require that the Chief Risk Officer shall attend one meeting of the Remuneration Committee each year to present a report on the risk exposure of AIB, including a risk assessment of the performance delivered by the executives within the Committee’s remit. In addition, the terms of membership are to be amended to require that at least one member of the Remuneration Committee should also be a member of the Risk or Audit Committees.

Subscription Agreement

The Subscription Agreement between the National Pensions Reserve Fund Commission, the Minister for Finance and AIB, which sets out the terms and conditions of the Irish Government’s subscription for the 2009 Preference Shares and Warrants, imposes certain conditions on AIB with respect to Senior Executives’ remuneration and Directors’ fees. AIB certifies its compliance with the terms of the Subscription Agreement on a quarterly basis to the National Pensions Reserve Fund Commission.

Performance-related remuneration

During 2009, AIB took determined action to reduce its remuneration spend and cost base in light of the financial crisis and AIB’s performance. In summary: no bonuses were paid in AIB generally in 2009 in respect of 2008 performance. Bonuses were paid to staff in our Polish subsidiary BZWBK (which was not covered by the Irish Government’s Deposit Guarantee Scheme) and in AIB’s Channel Islands based business. Some bonus schemes were also triggered in the Capital Markets Division in respect of 2008 performance. These bonuses have not been paid in the Republic of Ireland but were paid to staff located outside of Ireland on foot of threatened or initiated legal challenges. On the basis of legal advice, we have made an accrual against the future payment of outstanding, deferred 2008 bonus amounts, the timing of which will be subject to the approval of the Board and the Department of Finance in the Republic of Ireland. Bonus schemes in relation to the Group Executive Committee, executives and managers across Group Supports, Operations & Technology, AIB Bank ROI and AIB Group (UK) plc were not renewed for the 2009 performance year. No bonuses will be paid in these areas or in Capital Markets in respect of 2009, however, a provision has been set aside in the 2009 financial statements to meet any legal obligations arising.

No general pay increases were awarded to executives and managers across AIB Group or to staff participating in functional pay structures such as IT or Finance as part of the annual review of salaries. Pay increases of around 3 per cent were paid to staff, below manager level, following extensive negotiations with the Irish Bank Officials Association regarding AIB’s proposal for a pay freeze. Following conciliation and negotiation efforts, under the direction of the Irish Labour Relations Commission, the pay increases were awarded subject to a six month pay pause.

Directors’ Remuneration

Details of the total remuneration of the Directors in office during 2009 and 2008 are shown in note 62.

Relations with Shareholders

The Group has a number of procedures in place to allow its shareholders and other stakeholders to stay informed about matters affecting their interests. In addition to this Annual Financial Report (which is only sent to those shareholders who request it), the following communication tools are used by the Group:

Summary Shareholders’ Report

The Summary Report has been expanded to include core information which, heretofore, has been available only in the Annual Financial Report. The Summary Report, a copy of which has been sent to each shareholder, explains features of the Company’s performance in the previous year, and includes, inter alia, the Chairman’s Statement and Group Chief Executive’s Review, an abridged Corporate Governance Statement, biographical details of the Directors, details of the Directors’ remuneration, and a description of AIB’s interaction with the wider community.

Website

The website, www.aibgroup.com, contains, for the previous five years, the Annual Financial Report, the Interim Report/Half-yearly Financial Report, the Annual Report on Form 20-F, and slides from annual and interim results presentations to analysts and investors. The Company’s presentations to fund managers and analysts of annual and interim financial results are broadcast live on the internet, and may be accessed on: www.aibgroup.com/webcast. The times of the broadcasts are announced in advance on the website, which is also updated to include the Company’s Stock Exchange releases. These releases include an Interim Management Statement, issued in May and November in compliance with the EU Transparency (Directive 2004/109/EC) Regulations 2007. These items are thus available for review by all shareholders who have access to the internet. Commencing in 2009, the Annual Financial Report and the Annual Report on Form 20-F have been combined in the form of this Annual Financial Report. None of the information on the website is incorporated in, or otherwise forms part of, this Annual Financial Report.

Annual General Meeting

All shareholders are invited to attend the AGM and to participate in the proceedings. At the AGM, it is practice to give a brief update on the Group’s trading performance and developments of interest for the year to date. Separate resolutions are proposed on each separate issue and voting is conducted by way of poll. The votes for, against, and withheld, on each resolution, including proxies lodged, are subsequently published on AIB’s website. Proxy forms provide the option for shareholders to direct their proxies to withhold their vote. It is usual for all Directors to attend the AGM and to be available to meet shareholders before and after the Meeting. The Chairmen of the Board’s Committees are available to answer questions about the Committees’ activities. A Help Desk facility is available to shareholders attending. The Company’s 2010 AGM is scheduled to be held on 28 April, at the Company’s Head Office at Bankcentre, Ballsbridge, Dublin 4, and it is intended that the Notice of the Meeting will be posted to shareholders at least 20 working days before the meeting, in line with the requirements of the Code.

Institutional Shareholders

The Company held over 200 meetings with its principal institutional shareholders and with financial analysts and brokers during 2009. The Group Chief Executive, the Group Finance Director, Heads of Divisions, other Executive Management as requested by shareholders, and the General Manager, Group Finance participated in those meetings, at which care was taken to ensure that price-sensitive information was not divulged. Company representatives also spoke at a number of investor conferences.

The Chairman, the Senior Independent Non-Executive Director, and all other Non-Executive Directors are available to meet institutional shareholders on request, and the links with those shareholders and the communication of their views to the Board were strengthened during 2009 through the following steps:

•	the General Manager, Group Finance reported on institutional shareholders’ views to the Board; and

•	analysts’ and brokers’ briefings on the Company were circulated to the Directors, on receipt, throughout the year.

Accountability and Audit

Accounts and Directors’ Responsibilities

The Accounts and other information presented in the 2009 Annual Financial Report are consistent with the Code Principle requiring the presentation of “a balanced and understandable assessment of the Company’s position and prospects”. The Statement concerning the responsibilities of the Directors in relation to the Accounts appears on page 286.

Going Concern

The Group’s activities are subject to risk factors. The continued global financial crisis and the deteriorated economic environments in the countries in which it operates have increased the intensity of these risk factors. The Directors have reviewed the Group’s Business and Financial Plan for 2010/2011 which incorporates its funding and capital plan and considered the critical assumptions underpinning same. They have also considered the measures introduced by the Irish Government to improve liquidity, including the

Governance & oversight - 3. Corporate Governance statement

Government Guarantee; the € 3.5 billion recapitalisation (see note 55 (ii); AIB’s participation in NAMA (see note 55 (iv)); the Government’s acknowledgement of AIB’s systemic importance to the Irish economy; and the Government’s continued stated support including the provision of additional capital if necessary. The financial statements continue to be prepared on a going concern basis, as the Directors are satisfied that the Company and the Group as a whole have access to the resources to continue in business for the foreseeable future.

Internal Controls

By virtue of being listed in Dublin, London and New York, AIB is subject to a range of ‘internal control’ requirements referred to below.

Requirements in the Republic of Ireland and the United Kingdom

The Directors acknowledge that they are responsible for the Group’s system of internal control and for reviewing its effectiveness. The Turnbull Guidance (‘Internal Control: Revised Guidance for Directors on the Combined Code’) (‘the Guidance’), issued by the Financial Reporting Council in October 2005, assists Directors in complying with the Code’s requirements in respect of internal control. That Guidance states that systems of internal control are designed to manage, rather than eliminate, the risk of failure to achieve business objectives, and can provide only reasonable and not absolute assurance against material misstatement or loss. The Group’s system of internal control includes:

•	a clearly-defined management structure, with defined lines of authority and accountability;

•

a comprehensive annual budgeting and financial reporting system, which incorporates clearly-defined and communicated common accounting policies and financial control procedures, including those relating to authorisation limits; capital expenditure and investment procedures. The accuracy and integrity of the Group’s financial information is confirmed through Divisional reports to the Divisional Finance Director, and through reporting to the Acting Group Chief Financial Officer;

•

the Group Executive Committee, whose members receive and review reports in various aspects of control and compliance with relevant laws, regulations and best practice guidelines, reviews the management accounts and ensures that no restrictions are placed on the scope of the statutory audit or on the independence of the Internal Audit or the Regulatory Compliance function;

•

appropriate policies and procedures relating to capital management, asset and liability management (including interest rate risk, exchange rate risk and liquidity management), credit risk management, operational risk management and regulatory compliance;

•	regular review by the Group Executive Committee of overall strategy, business plans, variances against operating and capital budgets and other performance data;

•

a Group-wide Risk Management function, headed in each Division by a Chief Risk Officer who reports directly to the Group Chief Risk Officer (“Group CRO”), with a matrix reporting line to the Divisional Managing Director. The Group CRO reports directly to the Managing Director and the Audit Committee, and is responsible for ensuring that risks are identified, assessed and managed throughout the Group;

•

the Group Internal Audit function, which is responsible for independently assessing the adequacy, effectiveness and sustainability of the Group’s governance, risk management and control processes (the Group Internal Auditor attended the Board on two occasions in 2009 in confidential session in the absence of management);

•

independent reporting on conduct of business compliance matters by the Head of Compliance in each Division who reports to the Group General Manager, Regulatory and Operational Risk (who, in turn, has a reporting line to the Group Managing Director). The Group General Manager, Regulatory and Operational Risk reports to the Audit Committee on conduct of business compliance issues across the Group, and on management’s attention to compliance matters;

•

the Audit Committee, which receives reports on various aspects of control, including reports on the design and operating effectiveness of the internal control over financial reporting framework in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, reviews the Group’s Statutory Accounts and other published financial statements and information, and ensures that no restrictions are placed on the scope of the statutory audit or on the independence of the Internal Audit and Regulatory and Operational Risk functions. The Audit Committee reports to the Board on these matters, and on compliance with relevant laws and regulations, and related issues;

•

involvement at all meetings of the Audit Committee of the Group Finance Director, Group Head of Accounting and Finance, Group Internal Auditor, Group Chief Risk Officer, and Group General Manager, Regulatory and Operational Risk, or their representatives;

•	specialist functions with a Group reporting line, including Human Resources, Health & Safety and Environment, which are responsible for non-conduct of business compliance matters;

•	physical and computer security and business continuity planning.

The Group’s structure and processes for identifying, evaluating and managing the significant risks faced by the Group are described in the Risk Management section. Those processes, which have been in place throughout the year and up to the date of the approval of the Accounts, are regularly reviewed by the Board, and accord with the above-mentioned Guidance.

The Directors confirm that, with the assistance of reports from the Audit Committee and management, they have reviewed the adequacy and effectiveness of the Group’s system of internal control for the year ended 31 December 2009 and are satisfied therewith.

Additional requirements in the United States

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the US Exchange Act). Management has assessed the effectiveness of the Company’s internal control over financial reporting as of 31 December 2009, based on the criteria set forth by the US Committee of Sponsoring Organisations of the Treadway Commission in their publication ‘Internal Control—Integrated Framework’. Based on this assessment, Management believes that, as of 31 December 2009, the Company’s internal control over financial reporting is effective.

In addition to the need for such internal controls over financial reporting, the SEC has adopted somewhat broader requirements designed to ensure that reporting companies, such as AIB, have adequate “disclosure controls and procedures” in place. As of 31 December 2009, the Group carried out an evaluation, under the supervision of and with the participation of the Group’s Management, including the Group Managing Director and the Acting Group Chief Financial Officer, of the effectiveness of the design and operation of the Group’s disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of the Group’s evaluation, the Group Managing Director and the Acting Group Chief Financial Officer concluded that the disclosure controls and procedures are effective in all material respects to ensure that information required to be disclosed in the reports the Group files and submits under the US Exchange Act is recorded, processed, summarised and reported as and when required.

Code of Business Ethics

The Group has adopted a code of business ethics that applies to all employees. A copy of that code is available on the website at www.aibgroup.com/investorrelations. (The information on this website is not incorporated by reference into this document). There have been no waivers to the code of business ethics since its adoption. Information regarding any future amendments or waivers will be published on the aforementioned website. The code of business ethics sets out for employees the general principles that govern how AIB Group conducts its affairs. To complement this, a code of leadership behaviours for senior management was approved during 2004, and reviewed and updated in 2007. This code of leadership behaviours places personal responsibility on senior management for ensuring that business and support activities are carried out with the highest standards of behaviour. The application of the Code of Business Ethics is underpinned by policies, practices and training which are designed to ensure that the Code is understood and that all staff act in accordance with it. It is also designed to satisfy related SEC requirements under the Sarbanes-Oxley Act.

Significant differences between AIB’s corporate governance practices and those followed by US companies under the New York Stock Exchange’s (“NYSE”) listing standards

Although AIB is subject to a number of requirements of the Sarbanes-Oxley Act (and related SEC rules), it is not subject to the same corporate governance requirements as US companies listed on the New York Stock Exchange or otherwise subject to SEC reporting requirements.

Subject to certain exceptions, NYSE listed companies that are foreign private issuers are permitted to follow their home-country corporate governance practice in lieu of the provisions of Section 303A of the NYSE corporate governance standards (“NYSE standards”); one such exception requires such companies to ‘disclose any significant ways in which their corporate governance practices differ from those followed by US domestic companies under NYSE listing standards’ (Section 303A.11). The following commentary is given for the benefit of AIB’s US shareholders, in compliance with this particular provision.

In common with companies listed on the Irish Stock Exchange and the London Stock Exchange, AIB’s corporate governance practices reflect, inter alia, compliance with (a) domestic company law; (b) the Listing Rules of the Irish Stock Exchange and the UK Listing Authority; and (c) the Combined Code on Corporate Governance (‘the Combined Code’). Differences arise in the following areas:

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

Governance & oversight - 3. Corporate Governance statement

Board selects, the ‘director nominees for the next annual meeting of shareholders’. As a measure of strengthened corporate governance, all AIB’s directors have, since the 2005 Annual General Meeting, retired from office and offered themselves individually for re-appointment on an annual basis;

(c)	the NYSE standards require a listed company’s Audit Committee to prepare an Audit Committee report to be included in the company’s annual proxy statement. No such requirement arises under Irish/UK company law, corporate governance, or Listing Rule provisions; AIB’s Corporate Governance statement, which is included in the Bank’s Annual Financial Report, and appears also on the Company’s website, contains information on the composition and role of the Audit Committee, and its Terms of Reference;

(d)	under NYSE standards, a listed company’s Audit Committee is required to discuss the company’s earnings guidance provided to analysts and rating agencies; AIB’s interim management statements (which include such guidance) are considered and approved by the Board as a whole;

(e)	the NYSE standards, referring to rule 10A-3(b)(2) of the Securities Exchange Act, require the Audit Committee to be ‘directly responsible for the appointment . and retention . of any registered public accounting firm engaged . for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the listed issuer’. The corresponding provision in the Combined Code requires the Audit Committee to make recommendations to the Board in relation to the appointments, re-appointment and removal of the external auditor, a provision with which AIB is in compliance; recommendations regarding the appointment and/or removal of the external auditor are put to the shareholders for their approval in general meeting;

(f)	the NYSE standards require listed companies to adopt and disclose corporate governance guidelines, and stipulate certain subjects which must be addressed therein. The Combined Code also sets out guidelines for such disclosures with which AIB complies in full. AIB is in compliance with the NYSE requirements to disclose the stipulated corporate governance guidelines, with the exception of those relating to Management succession. AIB does not disclose details of policies and principles for CEO selection and performance review, or succession in the event of an emergency or the retirement of the CEO. Responsibility for development and execution of these policies and principles fall within the remit of the Board Nomination & Corporate Governance Committee.

Governance & oversight - 4. Supervision & Regulation

4.1 Current climate of regulatory change

Global financial markets have experienced significant dislocations since August 2007 and have deteriorated significantly since market highs in 2008. The severe volatility in global financial markets, combined with numerous bank failures and widespread regulatory lapses, has fostered an environment that is ripe for regulatory change. In the light of this environment, regulators and governments around the world are reassessing their respective country’s regulatory regimes and are reacting to an appetite and demand on the part of their various constituencies for significant change in regulatory practice. The changes currently under debate, particularly in the U.S., are of a sweeping and far-reaching nature and may substantially affect the regulatory landscape for both national, as well as international banking in ways that we are not able to predict.

4.2 Ireland

Overview of financial services legislation

There is currently a single regulatory authority for the financial services sector in Ireland, the Central Bank and Financial Services Authority of Ireland (the ‘Bank’). The Irish Financial Services Regulatory Authority (the ‘Financial Regulator’) is a constituent part of the Bank and is responsible for regulating and supervising a range of banking and financial services entities in Ireland including credit institutions, investment firms, stockbroking firms, payment institutions, insurance companies and credit unions. The Irish Government has indicated that it proposes to amend this structure to provide for a single integrated Central Banking Commission. In addition, the Central Bank and Financial Services Authority of Ireland Act 2004 (the ‘2004 Act’) established the Financial Services Ombudsman’s Bureau to deal with certain complaints about financial institutions and created consumer and industry consultative panels to advise the Financial Regulator.

The Financial Regulator

The Financial Regulator has a wide range of statutory powers to enable it to effectively regulate and supervise the activities of financial institutions in Ireland including the power to carry out inspections. It must approve the appointment of directors and senior management reporting to the board of licensed entities. The Financial Regulator has extensive enforcement powers including the ability to impose administrative sanctions for failure to comply with regulatory requirements (including codes of conduct and practice). Such administrative sanctions may include a caution or reprimand, financial penalties (not exceeding € 5 million in the case of a firm or € 0.5 million in the case of an individual), and a direction disqualifying a person from being concerned in the management of a regulated financial service provider.

Banking Legislation

The banking regulatory code in Ireland is comprised principally of the Central Bank and Financial Services Authority of Ireland Acts 1942 to 2009 (the ‘Central Bank Acts’); regulations made under the European Communities Act 1972; and regulatory notices issued and statutory instruments made by the Financial Regulator. Various statutory instruments (“S.I.s”) and regulatory notices made by the Financial Regulator implement in Ireland the substantial range of European Union (“EU”) directives relating to banking supervision and regulation, including the (recast) Banking Consolidation Directives (2006/48/EC and 2006/49/EC) (the “CRD”). To the extent that areas of banking activity in Ireland are the subject of EU regulations or directives, the provisions of Irish banking law reflect the requirements of those EU instruments.

The Central Bank Acts regulate the conduct of banking business in Ireland and provide that banking business may only be carried on by the holder of a banking license or an EU/EEA entity which exercises ‘passport rights’ to carry on business in Ireland. Every Irish licensed bank is obliged to draw up and publish their annual accounts in accordance with the European Communities (Credit Institutions: Accounts) Regulations, 1992 (as amended by the European Community (Credit Institutions) (Fair Value Accounting) Regulations 2004). As a listed entity AIB is required to prepare its financial statements in accordance with International Financial Reporting Standards (“IFRS”) endorsed by the European Union (as applied by the European Communities (International Financial Reporting Standards and Miscellaneous Amendments) Regulations 2005) and with those parts of the Companies Act 1963 to 2009 that are applicable to companies reporting under IFRS; and with article 4 of the EU Council Regulation 1606/2002 of 19 July 2002.

Allied Irish Banks, p.l.c. and AIB Mortgage Bank hold banking licenses; no conditions are attached to these licenses.

Capital Requirements

The capital adequacy rules for credit institutions and investment firms have been updated by the CRD Regulations. These instruments give effect to the CRD, which relates capital levels more closely to risks. Each relevant company within the AIB Group works with the Financial Regulator on an ongoing basis to ensure that it meets the capital adequacy requirements to which it is

Governance & oversight - 4. Supervision & Regulation

subject under the CRD. In the context of its prudential supervision of credit institutions and investment firms, the Financial Regulator has powers to enforce EU Directives relating to the financial regulation of such entities. It may, from time to time, require a credit institution or investment firm to maintain a specified ratio, or a certain minimum or maximum ratio, between its assets and its liabilities, which may be expressed to apply to all license-holders of a specified category or categories, to the total assets or total liabilities of the license-holders concerned, or to specified assets or to assets of a specified kind. The Financial Regulator is concerned principally to ensure that certain minimum standards apply on an ongoing basis in respect of the following: (a) initial capital requirements; (b) own funds/solvency requirements; (c) capital adequacy requirements; (d) liquidity requirements; (e) large exposures limits; (f) sectoral concentration limits; and (g) funding requirements.

Markets in Financial Instruments Directive (“MiFID”)

The EU Markets in Financial Instruments Directive (2004/39/EC) and its EU-level implementing instruments, (together “MiFID”) were transposed into Irish law by the Markets in Financial Instruments and Miscellaneous Provisions Act 2007 and the European Communities (Markets in Financial Instruments) Directive 2007 (S.I. No. 60 of 2007) as amended (together the “MiFID Regulations”). The MiFID Regulations regulate the provision of investment services (“MiFID services”) provided in respect of financial instruments and apply both to credit institutions and investment firms (including stockbroking firms). Each relevant AIB Group company ensures that it fulfils its obligations under the MiFID Regulations on an ongoing basis and ensures that it holds the appropriate authorisation for its business at all times. The following subsidiaries of AIB Group: AIB Capital Markets plc; AIB Investment Managers Limited; AIB Corporate Finance Limited; Goodbody Stockbrokers Limited; Goodbody Corporate Finance Limited; and AIB International Financial Services Limited provide MiFID services and each is authorised as an investment firm under the MiFID Regulations. Allied Irish Banks, p.l.c. also complies with the MiFID Regulations where it provides MiFID services.

Other Financial Services Companies

In addition to the companies listed above, the AIB Group includes a number of other financial services companies, each of which is also regulated by the Financial Regulator. Allied Irish Banks, p.l.c. has a 24.99 percent interest in Aviva Life Holdings Ireland Limited, the holding company which brought together Ark Life Assurance Company Limited and Aviva Life & Pensions Ireland Limited (an Aviva Group p.l.c. subsidiary). Both of these companies carry on business as authorised life assurance companies and must comply with the provisions of legislation including the Insurance Acts 1909 to 1989 and the European Communities (Life Assurance) Framework Regulations 1994 (as amended). Further, the European Communities (Insurance Mediation) Regulations 2005 have implemented the EU Directive on insurance mediation and lay down rules for undertaking insurance mediation and reinsurance mediation, as well as prescribing registration requirements for persons who wish to carry out insurance mediation business or act as an insurance intermediary or as a reinsurance intermediary.

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

Codes of conduct including Consumer Protection Code

The Financial Regulator has issued a range of codes of conduct, codes of practice and other requirements applicable to credit institutions and other regulated financial services entities (including investment business firms authorised under the Investment Intermediaries Act (“IIA”) and insurance companies). The codes address a substantial range of requirements including supervisory and reporting requirements; advertising requirements; books and records requirements and disclosure requirements. The Financial Regulator has also issued client asset requirements which apply to financial services entities including credit institutions, IIA firms and MiFID firms. In force since July 2007, a Consumer Protection Code (“CPC”) has applied in respect of ‘non-MiFID’ services provided by firms including credit institutions, insurance undertakings and investment business firms. In addition, the Financial Regulator has also published a Code of Conduct for Business Lending to Small and Medium Enterprises (in force since 13 March 2009) and Code of Conduct on Mortgage Arrears (in force since 27 February 2009) which seek to impose minimum lending and arrears management standards for Irish regulated entities with the exception of credit unions.

Consumer legislation

The provision of credit to consumers is regulated in Ireland by the Consumer Credit Act 1995 (the ‘1995 Act’) and the 1995 Act is relevant to the AIB Group to the extent that any of its Group companies provides credit to consumers. The 1995 Act prescribes a range of detailed requirements to be included in consumer credit agreements and imposes a number of obligations on the provider of such credit. The 1995 Act imposes a requirement on all credit institutions to notify the Financial Regulator in advance of imposing on a customer any new charge in relation to the provision of certain specified services; increasing any charge previously notified; or imposing any charge that does not comply with a direction from the Financial Regulator. Irish law contains a wide range of consumer protection provisions, such as the European Communities (Unfair Terms in Consumer Contracts) Regulations 1995, the Consumer Protection Act 2007 and other measures regulating the content of face-to-face and distance marketing contracts made with a consumer. A new European Consumer Credit Directive, adopted by the European Parliment and Council in April 2008, is due to be implemented into Irish Law in June 2010. This will require some changes to the 1995 Act. The Consumer Director, a full member of the board of the Financial Regulator, aims to monitor closely the provision of financial services to consumers and the previously-mentioned CPC is an important aspect of that role (in respect of “non-MiFID” services).

Deposit protection and investor compensation

Under the European Communities (Deposit Guarantee Schemes) Regulations 1995 (as amended) which implement in Ireland the Deposit Guarantee Schemes Directive, the Financial Regulator operates a deposit protection scheme under which each licensed bank must contribute to the deposit protection account held by the Financial Regulator. Currently, the level of contribution required is 0.2 per cent of deposits (in whatever currency) held at all branches of the licensed bank in the EEA, including deposits on current accounts but excluding certain funds and commitments such as interbank deposits, negotiable certificates of deposit, debt securities issued by the same institution and promissory notes. The maximum amount of deposit protected has been increased to €100,000 per depositor per institution.

In October 2008, AIB (one of a number of Irish credit institutions) entered into a legal agreement with the Irish Government that gave effect, inter alia, to the Irish Government guaranteeing all retail, commercial, institutional and interbank deposits of the Group, together with dated subordinated liabilities, up to 29 September 2010. The Group entered into the Eligible Liabilities Guarantee (“ELG”) scheme on 21 January 2010. The ELG scheme is intended to facilitate the ability of credit institutions in Ireland to issue debt securities and take deposits with maturity after September 2010 on either a guaranteed or unguaranteed basis.

The Investor Compensation Act 1998 (the ‘1998 Act’) provided for the establishment of the Investor Compensation Company Limited (the “ICCL”) to administer and supervise an investor compensation scheme. The 1998 Act requires authorised investment firms to pay the ICCL such contribution to the fund maintained by the ICCL as the ICCL may from time to time specify. The maximum amount payable under the investor compensation scheme is 90% of the amount lost by an eligible investor subject to a maximum compensation payment of € 20,000.

Anti-money laundering

Financial institutions (including credit institutions, investment firms, and insurance companies) designated under the Criminal Justice Act 1994 (the ‘1994 Act’) are obliged to take the necessary measures to effectively counteract money laundering in accordance with the provisions of the 1994 Act and the relevant sectoral Guidance Notes which have been issued with the approval of the Money Laundering Steering Committee. The 1994 Act and the relevant Guidance Notes set out measures to counteract money laundering in line with the Forty Recommendations of the OECD-based Financial Action Task Force and the EU Directives on the prevention of the use of the financial system for the purposes of money laundering. Analogously, Ireland, by means including the Criminal Justice (Terrorist Offences) Act 2005, applies EU and UN mandated restrictions on financial transfers with designated individuals and regimes, and prescribes criminal offences for participating in the financing of terrorism. The Third Anti-Money Laundering Directive came into force in December 2007, however, it has yet to be transposed into Irish law.

Certain measures related to recent financial crisis

In response to the recent financial crisis described elsewhere in this report, the Irish Government adopted a range of measures to provide support to and oversight of AIB and other Irish banks. These measures are described in note 55 to the financial statements.

4.3 United Kingdom

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

Governance & oversight - 4. Supervision & Regulation

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

AIB Group (UK) p.l.c. has the statutory power to issue bank notes as local currency in Northern Ireland (it does this under the name ‘First Trust Bank’). In this connection, it is subject to the provisions of the Bank Charter Act 1844, the Bankers (Northern Ireland) Acts 1845 and 1928, the Currency and Bank Notes Act 1928, the Allied Irish Banks Act 1981, the Allied Irish Banks Act 1993 and the Allied Irish Banks Act 1996. The Banking Code is a voluntary code followed by UK banks (and building societies) in their relations with personal customers in the UK. It covers current accounts, personal loans, savings and credit cards. The first Banking Code took effect in March 1992 and is revised periodically, the most recent revised edition became effective on 31 March 2008. The Business Banking Code covers banks’ relations with small businesses (those with a turnover of up to Stg£ 1 million a year). The first Business Banking Code took effect on 31 March 2002 and a revised edition became effective on 31 March 2008. AIB Group (UK) p.l.c. has adopted both the Banking Code and the Business Banking Code. Compliance with each of the codes is monitored by the Banking Code Standards Board. On 1 November 2009, retail bank deposit taking in the UK became regulated by the FSA. The FSA has introduced a Banking Conduct of Business Sourcebook (“BCOBS”) that introduced a principles-based regulation to personal and micro-enterprise deposit taking products and services. The new regime replaced the non-lending aspects of the Voluntary Banking Codes for Conducting Retail Banking Practices. AIB Group (UK) p.l.c. is subject to the new regime.

First Trust Independent Financial Advisers Ltd (a company incorporated in Northern Ireland) is authorised by the FSA to advise on and arrange certain investments, including pensions, insurance, securities and shares and is also authorised to deal as agent in non-investment insurance contracts. As in the case of AIB Group (UK) p.l.c., the FSA is responsible both for the prudential supervision and for the general supervision of First Trust Independent Financial Advisers Ltd’s business in the UK. From 1 December 2009, new liquidity rules came into force in the UK and are contained in the FSA’s new handbook module BIPRU 12.

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

Deposit protection and investor compensation

The Financial Services Compensation Scheme (“FSCS”) protects depositors up to a specified maximum level in respect of their deposits with authorised banks in the UK. From 30 June 2009, the deposit compensation limit is Stg£ 50, 000. The FSCS also applies to investments, and covers loss arising when an investment business is unable to make payments to investors and also loss arising from bad investment advice or poor investment management. Payments under the FSCS for a claim against an investment firm (including residential mortgage business) are limited to 100% of the first Stg£ 30,000 of an investor’s total investment and 90% of the next Stg£ 20,000, resulting in a maximum payment of Stg£ 48,000. From 14 January 2008, payments under the FSCS in respect of claims against an insurance mediation firms are calculated on the basis of (i) claims in respect of liabilities subject to compulsory insurance, 100% of the claim and (ii) other insurance claims, 100% of the first Stg£ 2,000 and 90% of the remainder of the claim, with no limit to the claim in either circumstance. Both AIB Group (UK) p.l.c. and First Trust Independent Financial Advisers Ltd are covered by the

FSCS. AIB, as a bank operating in the UK under its EU passport, is not covered by the FSCS but, in accordance with the Deposit Guarantee Schemes Directive (Directive 94/19/EC), is covered by its home state (Ireland) deposit compensation scheme (as described in ‘Supervision and regulation – Ireland’).

Consumer credit

The Consumer Credit Act (“CCA”) 1974 regulates the provision of certain secured and unsecured loans and ancillary credit businesses such as credit brokerage and debt collecting. The Office of Fair Trading is responsible for the issue of licenses under, and the superintendence of the working and the enforcement of the CCA 1974 and other consumer protection legislation. Both AIB and AIB Group (UK) p.l.c. hold current CCA 1974 licenses. A new European Consumer-Credit Directive, adopted by the European Parliament and Council in April 2008, is due to be implemented into UK legislation in June 2010. This will require some changes to the current CCA regime.

The Unfair Terms in Consumer Contracts Regulations 1999 (together with the Unfair Contract Terms Act 1977, the ‘Unfair Terms Regulations’) apply to certain contracts for goods and services entered into with consumers, including mortgages and related products and services. The main effect of the Unfair Terms Regulations is that a contractual term covered by the Unfair Terms Regulations (generally new core terms) which is “unfair” will not be enforceable against a consumer.

Certain financial services developments during 2009

In response to the financial crisis in the UK, the Government has adopted a range of measures to provide support to UK credit institutions. Such support, subject to the fulfilment of certain criteria, could be available to AIB Group (UK) p.l.c. as a FSA authorised deposit-taker. In addition, there has been a strengthening of financial services regulation in the UK and it is possible that further significant changes to the financial services regulatory regime may be made. On 19 November 2009, the Financial Services Bill (the ‘Bill’) was introduced to Parliament. The Bill delivers significant reforms that aim to provide stronger financial regulation and greater rights and information for customers. The Bill would make a number of significant changes to the current regulatory scheme, such as a prohibition on certain bonus arrangements, the requirement for authorized firms to prepare recovery and resolution plans, and proposals for collective proceedings in respect of financial services claims, the establishment of the Consumers’ Finance Education body and Money Guidance Service as well as giving the FSA new objectives, duties and a range of new powers. The Group of 20 (the “G-20”) met in London on 2 April 2009 to advance the work in five areas tasked by the Washington Summit in November 2008, namely, strengthening transparency and accountability; enhancing sound regulation; promoting integrity in financial markets, reinforcing international cooperation and reforming the international financial institutions. From 1 November 2009, for the first time, payment services will be subject to a single, regulatory regime—the Payment Services Regulations 2009 (the “PSRs”). Credit institutions regulated by the FSA must comply with parts of the PSRs.

4.4 Poland

Overview of banking regulation

BZWBK, with its registered office in Wroclaw, is established under Polish Law as a joint stock company authorised to carry out banking business in Poland. It is subject to the regulatory framework laid down by the Banking Act of 1997 as amended (‘Banking Act’), the National Bank of Poland Act of 1997 as amended (‘NBP Act’) and executive regulations by the National Bank of Poland (“NBP”), the Financial Market Supervision Act of 2006 (‘FMS Act’) with executive regulations by the Financial Supervision Commission (“FSC”), and the Act on the Banking Guarantee Fund of 1994 as amended (‘BGF Law’).

The Banking Act

The Banking Act is of primary importance as it regulates the operation of the Polish banking system. It defines the principles governing the foundation of banks in Poland, their organisation, activity, turnaround process, liquidation, bankruptcy and supervision. In compliance with its articles, banking business in Poland is restricted to holders of banking licenses. After Poland’s accession to the EU, the amendments to the Banking Act implemented the EU ‘single market’ principle. As a result, credit institutions from other EU member states may undertake banking business in Poland upon notifying the banking supervisory authority, i.e. the FSC. A branch set up by such a credit institution is subject to supervision by appropriate agencies in the credit institution’s home state. However, it must comply with Polish law and the FSC is obliged to monitor its liquidity. The Banking Act and its executive regulations have established various prudential standards, including limits on each bank’s exposures to individual customers, limits on lending concentrations, classification of the quality of bank assets, constraints on equity investments, monthly reporting of liquidity levels and capital adequacy ratios. These requirements are generally in line with international standards.

Governance & oversight - 4. Supervision & Regulation

The NBP Act

The NBP Act regulates the Polish central bank, including the Monetary Policy Council (“MPC”). The MPC, which is placed within the NBP, is responsible for the monetary policy of Poland, sets official interest rates and the obligatory reserve rate.

The Financial Market Supervision Act

Poland adopted a consolidated model of financial market supervision in 2006. The Financial Market Supervision Act of 2006 created a single supervisory authority under the name of the Financial Supervision Commission (“FSC”). This replaced the three bodies that had previously regulated the stock market, insurance and pension funds market, and finally the banking market.

The objectives of banking supervision in Poland as undertaken by the FSC is to monitor and curtail excessive exposure of banks to various banking risks and thus ensure the safety of customer deposits and the stability of the financial system. Apart from exercising supervision over the financial market, the FSC is also responsible for fostering proper operation, security and transparency of the financial market, promoting its development, preparing drafts of legal acts relating to financial market supervision and taking appropriate educational/informational actions. The committee is a collegial body supervised by the Prime Minister, to whom its annual reports are submitted.

Regulatory framework for capital markets

As an issuer of securities trading in the regulated market, BZWBK is subject to the three acts governing capital markets in Poland, namely the Act on Trading in Financial Instruments, the Act on Public Offering, Conditions for Introduction of Financial Instruments to Organised Trading System and on Public Companies (‘the Act on Public Offering’), and also the Act on Capital Market Supervision. These regulations came into effect on 24 October 2005 and superseded the previous Act on Public Trading in Securities. As a result, harmonisation of the Polish capital markets with current EU regulations has been achieved. This legislation ensures adequate level of market protection and provides effective measures against irregularities, such as the ban of financial trading manipulation and the obligation on investment firms to notify the FSC of any suspicious financial transactions. Proper operation, stability and transparency of capital markets are enhanced by the powers vested in the FSC, including sanctioning powers ranging from a monetary penalty to a cease and discontinue order. Based on legal provisions, all market participants are entitled to equal access to reliable information. The issuers of securities trading in the regulated market are required to disclose any circumstances or events that classify as inside information. They are also obliged to make public disclosures in the form of periodic (annual, semi-annual, quarterly) and current reports (on specific events concerning the issuer) which are regulated by the executive ordinance under the Act on Public Offering.

Capital market supervision as performed by the FSC is also governed by the Act on Investment Funds of May 2004. This Act and two others, i.e. the Act on Public Offering and the Act on Trading in Financial Instruments have been amended to transpose the Markets in Financial Instruments Directive (“MiFID”) to Polish law. The Act of Investment Funds and the Act on Public Offering were the first to have been accordingly adjusted and the revised laws became effective from 12 January 2009. The relevant amendments to the Act on Trading in Financial Instruments came into effect on 21 October 2009 and made Poland fully compliant with the MiFID Directive. BZWBK, along with its subsidiaries involved in brokerage business, mutual funds and asset management, has incorporated the former MiFID-related provisions into the corporate procedures and is currently availing of the period granted by the legislators to implement the newly-imposed MiFID requirements.

Legal initiatives for financial stability

Amid world-wide financial and economic crisis over the past eighteen months, the NBP and the Polish Government have taken a number of measures to strengthen the economy and confidence in the country’s inter-bank market.

In October 2008, the President of NBP drew up a ‘Confidence Pact’ which puts forward measures aimed to ensure the smooth functioning of the inter-bank market. It focuses on providing banks with liquidity in zloty and foreign currencies through a wider range of open market operations and an increased use of collateral. In March 2009, an updated version of the ‘Confidence Pact’ was announced whereby effective from 29 May 2009 the NBP could offer foreign exchange swaps and repo operations with longer maturities (up to 1 month and 6 months, respectively) and accept a broader range of securities as collateral for repo transactions.

In order to reinforce the financial system in Poland and to put in place anti-crisis mechanisms, the Ministry of Finance prepared a legislative package, including law on Financial Stability Committee, law amending the Banking Guarantee Fund Law (‘BGF Law’), law on the State Treasury support to financial institutions and law on recapitalisation of certain financial institutions. With the exception of the law in recapitalisation, all others had been enacted by the end of 2009.

Deposit protection law

Pursuant to the BGF Law of 1994, a banking guarantee fund was created to provide deposit insurance to all bank customers and to assist banks in case of solvency problems. As a result of amendments passed to the bill in 2008, the fund’s operations are financed exclusively by the commercial banks which, among others, are obliged to make annual contributions to the fund. The respective amounts are calculated based on a revised formula which takes into account the risk-measurement and capital requirements defined by the Capital Requirement Directive. Similar to other EU member states and in compliance with the Directive on Deposit-Guarantee Schemes, the currently applicable Polish legislation provides for the full coverage of deposits up to the PLN equivalent of € 50,000 held by a single customer with a given bank, irrespective of other banking relationships. The extended guarantee limit became effective from 28 November 2008. Along with the NBP and the Financial Supervision Authority, the BGF conducts detailed analysis of individual banks and industry to ensure early detection of threats to the stability of banks.

Anti-money laundering law

The Act of 2000, as amended, on Counteracting Money Laundering and Terrorist Financing imposed measures to prevent money laundering and the financing of terrorism. It also defined the scope of entities obliged to register above-threshold (in excess of € 15,000) and suspicious transactions and their specific duties with regard to gathering and disclosing information. Reports on both kinds of transactions are required to be filed with the General Inspector of Financial Information (‘GIFI’), who analyses them and in cases of justified suspicion that a given transaction constitutes a crime, passes information to a prosecutor along with relevant documents.

In June 2009, the Polish Parliament adopted amendments to the Act which brought the national legislation into full compliance with the third EU Anti-Money Laundering Directive. The amended Act, which became effective in October 2009, allows a six month period for the obligated institutions to adjust their internal procedures before being fully enforceable. The required organisational and procedural measures are being implemented across BZWBK to ensure compliance with these legal requirements.

Data protection law

The Act on Personal Data Protection of 1997, as amended, determines the principles of personal data processing and the rights of natural persons whose data are or can be processed as a part of a data filing system. Under the Act, each data administrator is obliged to conform to a number of technical and formal requirements, which include measures to protect the personal data, maintenance of appropriate documentation and a list of persons authorised to carry out the processing. The law is enforced by the Bureau of Inspector General for personal data protection, which among other duties maintains a central registry of databases. Registration details include the name and address of the data controller, the scope and purpose of the data processing, methods of collection and disclosure, and the security measures. BZWBK complies with the data protection requirements and submits relevant notifications to the Inspector General.

Corporate governance

In July 2007 the Warsaw Stock Exchange (‘WSE’) adopted the New Corporate Governance Rules compiled in the ‘Best Practices of WSE Listed Companies’. This includes four sections: Recommendations for Best Practices of Listed Companies; Best Practices of Management Boards of Listed Companies; Best Practices of Supervisory Board Members; and Best Practices of Shareholders. The new Best Practices have been effective since 1 January 2008 and superseded the ‘Best Practices in Public Companies 2005’. They aim at enhanced transparency of listed companies, improved communication with investors and strengthened protection of stockholders’ rights. BZWBK observes corporate governance rules and issues annual reports including statements of compliance along with the required corporate governance information.

4.5 United States

Nature of the AIB Group’s activities

AIB conducts operations in the United States directly and also indirectly through its shareholding in M&T. These direct and indirect activities require AIB and its affiliates to comply with a range of US federal and state laws.

Applicable federal and state banking laws and regulations

The International Banking Act of 1978 (the “IBA”) imposes limitations on the types of business that may be conducted by AIB in the United States and on the location and expansion of banking operations in the US. Because of its 22.7% shareholding in M&T,AIB is also subject to the provisions of the Bank Holding Company Act of 1956, as amended (together with regulations hereunder, the “BHCA”), and is subject to regulation by the Board of Governors of the Federal Reserve System (the “Board”). A fundamental

Governance & oversight - 4. Supervision & Regulation

principle underlying the Board’s supervision and regulation of bank holding companies is that a bank holding company should act as a source of financial strength to, and commit resources to support, each of its subsidiary banks. Subsidiary banks are in turn to be operated in a manner that protects the overall soundness of the institution and the safety of deposits. While M&T is the first tier holding company for this purpose, AIB also has responsibility for acting as a source of financial strength and support with respect to M&T and its subsidiaries.

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

Applicable federal and state securities laws and regulations

AIB’s ordinary shares are listed on the New York Stock Exchange and are registered with the Securities and Exchange Commission (the “SEC”). Like other registrants, AIB files reports required under the Securities Exchange Act of 1934 (the “Exchange Act”) and other information with the SEC, including Annual Reports on Form 20-F and Current Reports on Form 6-K. On 30 July 2002, the President of the United States signed into law the Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act imposes significant requirements on AIB and other SEC registrants. These include requirements with respect to the composition of AIB’s audit committee, the supervision of AIB’s auditors (and the services that may be provided by such auditors), and the need for personal certification by the chief executive officer and chief (principal) financial officer of Annual Reports on Form 20-F, as well as the financial statements included in such reports and related matters.

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

Certain measures related to the recent financial crisis

On 3 October 2008, in response to the global financial crisis, the President of the United States signed into law the Emergency Economic Stabilization Act of 2008 (“EESA”) a statute which, among other things, gave the Treasury Secretary the authority to establish the Troubled Asset Relief Program (“TARP”), which is designed to purchase, and to make and fund commitments to purchase, “troubled assets” from financial institutions, which, with certain limitations, may include U.S. branches of foreign banking organisations. The Federal Deposit Insurance Corporation (“FDIC”) has implemented a Temporary Liquidity Guarantee Program (“TLGP”) with two components, the Debt Guarantee Program (“DGP”), under which the FDIC guarantees the payments of certain newly-issued senior unsecured debt, and the Transaction Account Guarantee Program (“TAGP”), under which the FDIC guarantees certain noninterest bearing transaction accounts. Eligible entities include, among others, FDIC-insured depository institutions (excluding, in the case of the DGP, FDIC-insured branches of foreign banks) and any U.S. bank holding company or financial holding company that controls at least one chartered and operating insured depository institution. Additional programs have been established by the Federal Reserve Banks, such as the Asset Backed Commercial Paper Money Market Mutual Fund Liquidity Facility (“AMLF”) and the Commercial Paper Funding Facility (“CPFF”). Under the AMLF, eligible borrowers, including U.S. branches and agencies of foreign banks, may borrow funds from the AMLF in order to fund the purchase of eligible asset backed commercial paper from a money market mutual fund under certain conditions. The CPFF is designed to provide a liquidity backstop through a special purpose vehicle that purchases three-month unsecured and asset-backed commercial paper directly from U.S. issuers, including U.S. issuers with a foreign parent company.

Under the authority of EESA, the U.S. Treasury instituted a voluntary capital purchase program (“CPP”) to encourage U.S. financial institutions to build capital to increase the flow of financing to U.S. businesses and consumers and to support the U.S. economy. Under the program, the U.S. Treasury has been purchasing senior preferred shares of financial institutions which will pay cumulative dividends at a rate of 5% per year for five years and thereafter at a rate of 9% per year. The terms of the senior preferred shares indicate that the shares may not be redeemed for three years except with the proceeds of a “qualifying equity offering” and that after three years, the shares may be redeemed, in whole or in part, at par value plus accrued and unpaid dividends. In February 2009, legislation was signed that may result in changes to those terms. The senior preferred shares are non-voting and qualify as tier 1 capital for regulatory reporting purposes. In connection with purchasing senior preferred shares, the U.S. Treasury also receives warrants to purchase the common stock of participating financial institutions having a market price of 15% of the amount of senior preferred shares on the date of investment with an exercise price equal to the market price of the participating institution’s common stock at the time of approval, calculated on a 20-trading day trailing average. The warrants have a term of ten years and are immediately exercisable, in whole or in part. For a period of three years, the consent of the U.S. Treasury will be required for participating institutions to increase their common stock dividend or repurchase their common stock, other than in connection with benefit plans consistent with past practice. Participation in the CPP also includes certain restrictions on executive compensation. The minimum subscription amount available to a participating institution is one percent of total risk-weighted assets. The maximum subscription amount is three percent of risk-weighted assets.

These recent initiatives primarily affect AIB indirectly through its ownership interest in M&T, which has elected to participate in the TLGP and in the CPP. M&T elected to participate in the CPP at an amount equal to approximately 1% of its risk-weighted assets at the time. Pursuant to that election, on 23 December 2008, M&T issued to the U.S. Treasury US$ 600 million of Series A Preferred Stock and warrants to purchase 1,218,522 shares of M&T Common Stock at US$ 73.86 per share.

On 17 June 2009, the Obama Administration introduced its Comprehensive Plan for Financial Regulatory Reform (the ‘Plan’). The Plan focuses on five areas: (1) Promotion of robust supervision and regulation of financial firms; (2) Establishment of comprehensive regulation of financial markets, including asset-backed securities, over-the-counter (“OTC”) derivatives and clearing systems; (3) Protection of consumers and investors from financial abuse through the creation of a new consumer protection agency and stronger regulation; (4) Creation of a new government insolvency resolution authority over key non-bank financial institutions; and (5) Raising international regulatory standards and improving international cooperation. Subsequently, various parts of the Plan were proposed in the form of various bills considered by the House Financial Services Committee. These bills were then consolidated in the Wall Street Reform and Consumer Protection Act (the ‘Wall Street Reform Act’) (H.R. 4173), which was introduced by House Financial Services Committee Chairman Barney Frank on 2 December 2009. Among the bills consolidated in the Wall Street Reform Act are the following: (a) Financial Stability Improvement Act (H.R. 3996); (b) Federal Insurance Office Act (H.R. 2609); (c) Over-the-Counter Derivatives Markets Act (H.R. 3795); (d) Accountability and Transparency in Rating Agencies Act (H.R. 3890); (e) Private Fund Investment Advisers Registration Act (H.R. 3818); (f) Investor Protection Act (H.R. 3817); (g) Consumer Financial Protection Agency Act (H.R. 3126); and (h) Corporate and Financial Institution Compensation Fairness Act of 2009 (H.R. 3269). In addition, the bill includes provisions that would require origination of securitizations to return an economic interest in underlying debt. Somewhat similar legislation was introduced in the U.S. Senate by Senate Banking Committee Chairman Christopher Dodd on 10 November 2009. That legislation, the ‘Restoring American Financial Stability Act of 2009’ (the ‘Financial Stability Act’), if enacted, would establish a single bank super-regulator to replace the Comptroller of the Currency and the Office of Thrift Supervision, both currently under the auspices of the U.S. Department of Treasury, and certain significant oversight functions of each of the FDIC and

Governance & oversight - 4. Supervision & Regulation

the Board. The Financial Stability Act, which was introduced into the U.S. Senate in November of 2009, would also create a systemic risk regulator, an independent ‘Agency for Financial Stability,’ that would police firms and practices that present a systemic risk to the health of the entire financial system. The proposed Financial Stability Act would also establish an enhanced resolution authority with the responsibility to make systemic risk determinations and wind down covered financial companies when necessary. Further, it contemplates the establishment of a consumer protection agency, changes to the regulation of the insurance, securitisation and derivatives markets and changes to executive compensation and corporate governance rules, among other matters. Subsequently, amended versions of Senator Dodd’s proposal were expected to be introduced in the US Senate.

4.6 Other locations

Smaller operations are undertaken in other locations that are also subject to the regulatory environment in those jurisdictions.

Accounting policies*

1	Reporting entity

2	Statement of compliance

3	Basis of preparation

4	Basis of consolidation

5	Foreign currency translation

6	Interest income and expense recognition

7	Fee and commission income

8	Net trading income

9	Dividend income

10	Operating leases

11	Employee benefits

12	Non-credit risk provisions

13	Income tax, including deferred income tax

14	Construction contracts

15	Impairment of property, plant and equipment, goodwill and intangible assets

16	Impairment of financial assets

17	Determination of fair value of financial instruments

18	Financial assets

19	Financial liabilities

20	Property, plant and equipment

21	Intangible assets

22	Derivatives and hedge accounting

23	Non-current assets held for sale and discontinued operations

24	Financial assets held for sale to NAMA

25	Collateral and netting

26	Financial guarantees

27	Sale and repurchase agreements (including stock borrowing and lending)

28	Leases

29	Shareholders’ equity

30	Insurance and investment contracts

31	Segment reporting

32	Cash and cash equivalents

33	Prospective accounting changes

*	Forms an integral part of the audited financial statements.

Accounting policies (continued)

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

2 Statement of compliance

The consolidated financial statements have been prepared in accordance with International Accounting Standards and International Financial Reporting Standards (collectively “IFRS”) both as issued by the International Accounting Standards Board (“IASB”) and subsequently adopted by the European Union (“EU”) and applicable for the year ended 31 December 2009. The accounting policies have been consistently applied by Group entities unless otherwise described. The financial statements also comply with the Companies Acts 1963 to 2009 and the European Communities (Credit Institutions:Accounts) Regulations, 1992 (as amended) and the Asset Covered Securities Acts 2001 and 2007. The parent company financial statements have been prepared in accordance with both IFRS as issued by the IASB and subsequently adopted by the EU as applicable for the year ended 31 December 2009 and with Irish Statute. In publishing the parent company financial statements together with the Group financial statements, AIB has taken advantage of the exemption in paragraph 2 of the European Communities (Credit Institutions:Accounts) Regulations, 1992 not to present its parent company income statement, statement of comprehensive income and related notes that form part of these approved financial statements.

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

The financial statements comprise the consolidated income statement, the consolidated statement of comprehensive income, the consolidated and parent company statements of financial position, the consolidated and parent company statements of cash flows, and the consolidated and parent company statements of movements in equity together with the related notes. These notes also include financial instrument related disclosures which are required by IFRS 7 and revised IAS 1, as well as certain off-balance sheet transaction disclosures, contained in the Financial review and the Risk management sections of this Annual Financial Report. The information on those pages is identified as forming an integral part of the audited financial statements.

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of certain assets, liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. The estimates and assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Since management’s judgement involves making estimates concerning the likelihood of future events, the actual results could differ from those estimates. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future period affected. The estimates that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are in the areas of loan impairment; financial assets held for sale to NAMA; determination of the fair value of certain financial assets and financial liabilities; retirement benefit liabilities, impairment of goodwill; and the recoverability of deferred tax. In addition, the designation of financial assets and financial liabilities has a significant impact on their income statement treatment and could have a significant impact on reported income. A description of these estimates and judgments is set out within Financial review – Critical accounting policies. This section is identified as forming an integral part of the audited financial statements.

Comparative figures have been adjusted where necessary as a result of changes in accounting policies or to conform with changes in presentation where additional analysis has been provided in the current year.

Going concern

The Group’s activities are subject to risk factors. The continued global financial crisis and the deteriorated economic environments in the countries in which it operates have increased the intensity of these risk factors. The Directors have reviewed the Group’s Business and Financial Plan for 2010/2011 which incorporates its funding and capital plan and considered the critical assumptions underpinning same. They have also considered the measures introduced by the Irish Government to improve liquidity, including the

Government Guarantee, the € 3.5 billion recapitalisation, AIB’s participation in NAMA (all of which are considered in note 55); the Government’s acknowledgement of AIB’s systemic importance to the Irish economy; and the Government’s continued stated support including the provision of additional capital if necessary. The financial statements continue to be prepared on a going concern basis, as the Directors are satisfied that the Company and the Group as a whole have access to the resources to continue in business for the foreseeable future.

Changes in accounting policies

Insurance contracts

The Group’s accounting policy for insurance and investment contracts is set out in accounting policy number 30. In the preparation of the 2009 Annual Financial Report, the Group has changed its method of accounting for insurance contracts from European Embedded Value (“EEV”) to Market Consistent Embedded Value (“MCEV”) principles. This follows the publication by the European Insurance CFO Forum of the MCEV principles, which will replace the EEV principles as the CFO Forum endorsed method of embedded value reporting from 1 January 2011.

These principles provide a framework intended to improve comparability and transparency in embedded value reporting across Europe. The adoption of MCEV principles is expected to deliver a shareholder perspective on value, being the present value of cash flows available to shareholders, adjusted for the risks of those cash flows; and a market consistent approach to financial risk.

This change in accounting policy has been accounted for retrospectively and the comparative financial statements have been restated.

IAS 1 - Presentation of Financial Statements requires a ‘statement of financial position’ at the beginning of the earliest comparative period following a change in accounting policy, and accordingly, the Group has presented three statements of financial position.

Borrowing costs

The Group has implemented the revised IAS 23 - Borrowing Costs in the preparation of its financial statements for the year ended 31 December 2009. Previously, the Group’s policy was to expense borrowing costs related to the acquisition, construction or production of qualifying assets.

Commencing on 1 January 2009, it is Group policy to capitalise, as part of the cost of an asset, borrowing costs that are directly attributable to the acquisition, construction or production of that asset. This applies to qualifying assets, which are assets that take a substantial period of time to complete and for which the acquisition, construction or production commenced after 1 January 2009. This change in accounting policy did not have a material impact in the year ended 31 December 2009. Comparative figures have not been adjusted.

Adoption of new accounting standards

The following standards/amendments to standards have been adopted by the Group during the year ended 31 December 2009:

IFRS 8 - Operating Segments

This standard is effective from 1 January 2009, replacing IAS 14 - Segmental Reporting. IFRS 8 requires operating segments to be identified on the basis of internal reports about components of the entity that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segment and to assess its performance. The introduction of this standard has not had a significant impact on Group reporting. Since the new standard only impacts presentation and disclosure aspects, there is no impact on earnings per share.

Revised IAS 1 - Presentation of Financial Statements

This revised standard, effective from 1 January 2009 is aimed at improving users’ ability to analyse and compare the information given in financial statements. The revisions include changes in the titles of some of the primary financial statements to reflect their function more clearly. The Group has adopted the ‘two separate statements approach’ of presenting items of income and expense and components of other comprehensive income. The revised standard requires all changes in equity arising from transactions with owners in their capacity as owners to be presented separately from non-owner changes in equity in the ‘Consolidated statement of changes in equity’. Comparative information has been re-presented in accordance with the requirements of the revised standard. Since the new standard only impacts presentation and disclosure aspects, there is no impact on earnings per share.

Improving Disclosures about Financial Instruments (Amendments to IFRS 7)

This amended standard, effective for accounting periods commencing on or after 1 January 2009, requires enhanced disclosures about fair value measurements and liquidity risk in respect of financial instruments.

The amendments require that fair value measurement disclosures use a three-level fair value hierarchy that reflects the significance of the inputs used in measuring fair values of financial instruments in the statement of financial position. Specific disclosures are required when fair value measurements are categorised as Level 3 (significant unobservable inputs) in the fair value hierarchy. The

Accounting policies (continued)

Adoption of new accounting standards (continued)

amendments require that any significant transfers between Level 1 and Level 2 of the fair value hierarchy be disclosed separately, distinguishing between transfers into and out of each level. Furthermore, changes in valuation techniques from one period to another, including the reasons therefor, are required to be disclosed for each class of financial instrument.

Revised disclosures in respect of fair values of financial instruments are included in note 56.

Further, the definition of liquidity risk has been amended and it is now defined as the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

IFRIC 16 - Hedges of a Net Investment in a Foreign Operation

Effective 1 January 2009, the Group has implemented IFRIC 16 Hedges of a Net Investment in a Foreign Operation.

IFRIC 16 provides guidance with respect to the nature of the foreign exchange risks that can be hedged in a net investment in a foreign operation, where in a consolidated group the hedging instrument can be held and what amounts should be reclassified from equity to profit or loss as reclassification adjustments on disposal of the foreign operation.

The application of this IFRIC did not have any impact on the Group’s consolidated financial statements.

IAS 32 - Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements - Puttable financial instruments and obligations arising on liquidation

Effective 1 January 2009, the Group has implemented amendments to IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements. The amendments are relevant to entities that have issued financial instruments that are (i) puttable financial instruments, or (ii) instruments, or components of instruments, that impose on the entity an obligation to deliver to another party a pro-rata share of the net assets of the entity only on liquidation. Under the revised IAS 32, subject to specified criteria being met, these instruments will be classified as equity whereas, prior to these amendments, they would have been classified as financial liabilities.

The application of the amended requirement did not have any impact on the Group’s consolidated financial statements.

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

The Group uses the purchase method of accounting to account for the acquisition of subsidiary undertakings. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of the transaction, plus costs directly attributable to the acquisition. Identifiable assets acquired are fair valued at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill.

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

Goodwill arising on the acquisition of an associated undertaking is included in the carrying amount of the investment. When the Group’s share of losses in an associate has reduced the carrying amount to zero, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations to make payments on behalf of the associate.

The Group’s share of the results of associated undertakings after tax reflects the Group’s proportionate interest in the associated undertaking and is based on financial statements made up to a date not earlier than three months before the period end reporting date, adjusted to conform with the accounting polices of the Group.

4 Basis of consolidation (continued)

Since goodwill that forms part of the carrying amount of the investment in an associate is not recognised separately, it is therefore not tested for impairment separately. Instead, the entire amount of the investment in an associate is tested for impairment as a single asset when there is objective evidence that the investment in an associate may be impaired.

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

Transactions and balances

Foreign currency transactions are translated into the respective entity’s functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate prevailing at the period end. Foreign exchange gains and losses resulting from the settlement of such transactions and from the retranslation at period end exchange rates of the amortised cost of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement except for qualifying cash flow hedges, which are recognised in other comprehensive income. Exchange differences on equities and similar non-monetary items held at fair value through profit or loss are reported as part of the fair value gain or loss. Exchange differences on equities classified as available for sale financial assets, together with exchange differences on a financial liability designated as a hedge of the net investment in a foreign operation are reported in other comprehensive income.

Foreign operations

The results and financial position of all Group entities that have a functional currency different from the euro are translated into euro as follows:

•	assets and liabilities including goodwill and fair value adjustments arising on consolidation of foreign operations are translated at the closing rate;

•	income and expenses are translated into euro at the average rates of exchange during the period where these rates approximate to the foreign exchange rates ruling at the dates of the transactions;

•	foreign currency translation differences are recognised in other comprehensive income; and

•

since 1 January 2004, the Group’s date of transition to IFRS, all such exchange differences are included in the foreign currency translation reserve within shareholders’ equity. When a foreign operation is disposed of in part or in full, the relevant amount of the foreign currency translation reserve is transferred to the income statement.

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

All costs associated with mortgage incentive schemes are included in the effective interest rate calculation. Fees and commissions payable to third parties in connection with lending arrangements, where these are direct and incremental costs related to the issue of a financial instrument, are included in interest income as part of the effective interest rate.

Interest income and expense presented in the income statement includes:-

•	Interest on financial assets and financial liabilities at amortised cost on an effective interest method;

Accounting policies (continued)

6 Interest income and expense recognition (continued)

•	Interest on financial investments available for sale on an effective interest method;

•

Net interest income and expense on qualifying hedge derivatives designated as cash flow hedges or fair value hedges which are recognised in interest income or interest expense depending on the nature of the underlying hedged item; and

•	Interest income and funding costs of trading portfolio financial assets, excluding dividends on equity shares.

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

The Group provides a number of retirement benefit schemes including defined benefit and defined contribution as well as a hybrid scheme that has both defined benefit and defined contribution elements. In addition, the Group contributes, according to local law in the various countries in which it operates, to Governmental and other schemes which have the characteristics of defined contribution schemes. The majority of the defined benefit schemes are funded.

Full actuarial valuations of defined benefit schemes are undertaken every three years and are updated to reflect current conditions at each year-end reporting date. Scheme assets are measured at fair value determined by using current bid prices. Scheme liabilities are measured on an actuarial basis by estimating the amount of future benefit that employees have earned for their service in current and prior periods and discounting that benefit at the current rate of return on a high quality corporate bond of equivalent term and currency to the liability. The calculation is performed by a qualified actuary using the projected unit credit method. The difference between the fair value of the scheme assets and the present value of the defined benefit obligation at the year-end reporting date is recognised in the statement of financial position. Schemes in surplus are shown as assets and schemes in deficit, together with unfunded schemes, are shown as liabilities. Actuarial gains and losses are recognised immediately in other comprehensive income.

The cost of providing defined benefit pension schemes to employees, comprising the current service cost, past service cost, curtailments, the expected return on scheme assets, and the change in the present value of scheme liabilities arising from the passage of time is charged to the income statement within personnel expenses.

The cost of the Group’s defined contribution schemes, is charged to the income statement in the accounting period in which it is incurred. Any contributions unpaid at the year-end reporting date are included as a liability. The Group has no further obligation under these schemes once these contributions have been paid.

11 Employee benefits (continued)

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

Termination benefits

Termination benefits are recognised as an expense when the Group is demonstrably committed, without the realistic possibility of withdrawal, to a formal plan to terminate employment before the normal retirement date. Termination benefits for voluntary redundancies are recognised if the Group has made an offer encouraging voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.

Share based compensation

The Group operates a number of equity settled share based compensation schemes. The fair value of the employee services received is measured by reference to the fair value of the shares or share options granted on the date of the grant. The cost of the employee services received in exchange for the shares or share options granted is recognised in the income statement over the period during which the employees become unconditionally entitled to the options, which is the vesting period. The amount expensed is determined by reference to the fair value of the options granted. The fair value of the options granted is determined using option pricing models, which take into account the exercise price of the option, the share price at date of grant of the option, the risk free interest rate, the expected volatility of the share price over the life of the option and other relevant factors. Vesting conditions included in the terms of the grant are not taken into account in estimating fair value except where those terms relate to market conditions. Non-market vesting conditions are taken into account by adjusting the number of shares or share options included in the measurement of the cost of employee services so that ultimately the amount recognised in the income statement reflects the number of vested shares or share options. Where vesting conditions are related to market conditions, the charges for the services received are recognised regardless of whether or not the market related vesting conditions are met, provided that any non-market vesting conditions are met.

If either the Group or the employee can choose whether or not to meet a non-vesting condition, the Group will treat its employee’s failure to meet that non-vesting condition during the vesting period as a cancellation. A cancellation requires the immediate recognition of the amount that otherwise would have been recognised for services received over the remainder of the vesting period.

The expense relating to equity settled share based payments is credited to the share based payments reserve in shareholders’ equity. Where the share based payment arrangements give rise to the issue of new shares, the proceeds of issue of the shares are credited to share capital (nominal amount) and share premium and the amount credited to the share based payment reserve in respect of these shares is transferred to share premuim when the options are exercised. When the share based payment give rise to the reissue of shares from treasury shares, the proceeds of issue are credited to the treasury shares reserve within shareholders’ equity. In addition, there is a transfer between the share based payment reserve and the treasury shares reserve reflecting the cost of the share based payment already recognised in the income statement.

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

Accounting policies (continued)

12 Non-credit risk provisions (continued)

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

13 Income tax, including deferred income tax

Income tax comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised in other comprehensive income, in which case it is recognised in other comprehensive income. Income tax relating to items in equity is recognised directly in equity.

Current tax is the expected tax payable on the taxable income for the year using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years.

Deferred income tax is provided, using the financial statement liability method, on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred income tax is determined using tax rates based on legislation enacted or substantively enacted at the reporting date and expected to apply when the deferred tax asset is realised or the deferred tax liability is settled. Deferred income tax assets are recognised where it is probable that future taxable profits will be available against which the temporary differences will be utilised.

Deferred and current tax assets and liabilities are only offset when they arise in the same tax reporting group and where there is both the legal right and the intention to settle the current tax assets and liabilities on a net basis or to realise the asset and settle the liability simultaneously.

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

14 Construction contracts

Revenue from construction contacts is recognised when it is probable that the economic benefits of the transaction will flow to the Group and when the revenue, the costs (both incurred and future), the outcome of the contract and its stage of completion can all be measured reliably. Once the above criteria are met, both contract revenue and contract costs are recognised by reference to the stage of completion of the contract. The stage of completion is formally reviewed by an external firm of quantity surveyors at each reporting date.

When the outcome of a construction contract cannot be estimated reliably, no profit is recognised, but revenue is recognised to the extent of costs incurred that are probable of recovery. Costs are recognised as an expense in the income statement in the accounting period in which the work is performed.

15 Impairment of property, plant and equipment, goodwill and intangible assets

Annually, or more frequently where events or changes in circumstances dictate, property, plant and equipment and intangible assets, are assessed for indications of impairment. If indications are present, these assets are subject to an impairment review.

Goodwill and intangible assets not yet available for use are subject to an annual impairment review. The impairment review comprises a comparison of the carrying amount of the asset or cash generating unit with its recoverable amount. Cash-generating units are the lowest level at which management monitors the return on investment in assets. The recoverable amount is determined as the higher of fair value less costs to sell of the asset or cash generating unit and its value in use. Fair value less costs to sell is calculated by reference to the amount at which the asset could be disposed of in an arm’s length transaction evidenced by an active market or recent transactions for similar assets. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset’s continued use, including those resulting from its ultimate disposal, at a market-based discount rate on a pre-tax basis. For intangible assets not yet available for use, the impairment review takes into account the cash flows required to bring the asset into use.

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

16 Impairment of financial assets

It is Group policy to make provisions for impairment of financial assets to reflect the losses inherent in those assets at the reporting date.

Impairment

The Group assesses at each reporting date whether there is objective evidence that a financial asset or a portfolio of financial assets is impaired. A financial asset or portfolio of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more loss events that occurred after the initial recognition of the asset and on or before the balance sheet date (“a loss event”), and that loss event or events has had an impact such that the estimated present value of future cash flows is less than the current carrying value of the financial asset, or portfolio of financial assets.

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

Incurred but not reported

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

Accounting policies (continued)

16 Impairment of financial assets (continued)

Collective evaluation of impairment

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

Impairment loss

For loans and receivables and assets held to maturity, the amount of impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate. The amount of the loss is recognised using an allowance account and is included in the income statement.

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

Collateralised financial assets

The calculation of the present value of the estimated future cash flows of a collateralised financial asset reflects the cash flows that may result from foreclosure, costs for obtaining and settling the collateral, and whether or not foreclosure is probable.

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

Loans and receivables renegotiated

Loans and receivables renegotiated are those facilities outstanding at the reporting date that, during the financial year have had their terms renegotiated, resulting in an upgrade from 91+ days past due or default status to performing status.

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

16 Impairment of financial assets (continued)

Available for sale assets

In the case of equity instruments classified as available for sale, a significant or prolonged decline in the fair value of the instrument below its cost is considered in determining whether impairment exists. Where such evidence exists, the cumulative net loss that had been previously recognised in other comprehensive income is recognised in the income statement as a reclassification adjustment. Reversals of impairment of equity shares are not recognised in the income statement and increases in the fair value of equity shares after impairment are recognised in other comprehensive income.

In the case of debt securities classified as available for sale, impairment is assessed on the same criteria as for all other financial assets. Impairment is recognised by transferring the cumulative loss that has been recognised directly in other comprehensive income to the income statement. Any subsequent increase in the fair value of an available for sale security is included in other comprehensive income unless the increase in fair value can be objectively related to an event that occurred after the impairment was recognised in the income statement, in which case the impairment loss or part thereof is reversed.

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

Subsequent to initial recognition, the methods used to determine the fair value of financial instruments include quoted prices in active markets where those prices are considered to represent actual and regularly occurring market transactions on an arm’s length basis. Where quoted prices are not available or are unreliable because of market inactivity, fair values are determined using valuation techniques. These valuation techniques which use, to the extent possible, observable market data, include the use of recent arm’s length transactions, reference to other similar instruments, option pricing models and discounted cash flow analysis and other valuation techniques commonly used by market participants.

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

Valuation techniques

In the absence of quoted market prices, or in the case of over-the-counter derivatives, fair value is calculated using valuation techniques. Fair value may be estimated using quoted market prices for similar instruments, adjusted for differences between the quoted instrument and the instrument being valued. Where the fair value is calculated using discounted cash flow analysis, the methodology is to use, to the extent possible, market data that is either directly observable or is implied from instrument prices, such as interest rate yield curves, equities and commodities prices, credit spreads, option volatilities and currency rates. In addition, the Group considers the impact of own credit risk when valuing its derivative liabilities.

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

Accounting policies (continued)

17 Determination of fair value of financial instruments (continued)

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

Financial assets at fair value through profit or loss

This category can have two sub categories: - Financial assets held for trading; and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if it is acquired principally for the purpose of selling in the near term; part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking; or if it is so designated at initial recognition by management, subject to certain criteria.

The assets are recognised initially at fair value and transaction costs are taken directly to the income statement. Interest and dividends on assets within this category are reported in interest income, and dividend income, respectively. Gains and losses arising from changes in fair value are included directly in the income statement within net trading income.

Derivatives are also classified in this category unless they have been designated as hedges or are financial guarantee contracts.

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

Held to maturity

Held to maturity investments are non-derivative financial assets with fixed or determinable payments that the Group’s management has the intention and ability to hold to maturity. If the Group was to sell other than an insignificant amount of held to maturity assets, the remainder would be required to be reclassified as available for sale. Held to maturity investments are initially recognised at fair value including direct and incremental transaction costs and are carried on an amortised cost basis using the effective interest method.

Any available for sale financial investments reclassified into the held to maturity category are transferred at fair value and are subsequently carried at amortised cost using the effective interest rate method. Unrealised gains or losses held in equity in respect of such reclassified assets are amortised to the income statement using the effective interest rate method.

Available for sale

Available for sale financial assets are non-derivative financial investments that are designated as available for sale and are not categorised into any of the other categories described above. Available for sale financial assets are those intended to be held for an indefinite

18 Financial assets (continued)

period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices. Available for sale financial assets are initially recognised at fair value including direct and incremental transaction costs. They are subsequently held at fair value. Gains and losses arising from changes in fair value are included in other comprehensive income until sale or impairment when the cumulative gain or loss is transferred to the income statement as a reclassification adjustment. Assets reclassified from the held for trading category are recognised at fair value.

Parent Company accounts: Investment in subsidiary and associated undertakings

The company accounts for investments in subsidiary and associated undertakings that are not classified as held for sale at cost less provisions for impairment. If the investment is classified as held for sale, the company accounts for it at the lower of its carrying value and fair value less costs to sell.

Dividends from a subsidiary or an associated undertaking are recognised in the income statement, when the company’s right to receive the dividend is established.

Transfers of businesses or investments in subsidiary undertakings between members of the Group are measured at their carrying value at the date of the transaction.

Reclassification of financial assets

In October 2008, the IASB issued amendments to IAS 39 - Financial Instruments: Recognition and Measurement, and IFRS 7 -Financial Instruments: Disclosures, titled ‘Reclassification of Financial Assets’. These amendments permit an entity to reclassify certain non-derivative financial assets (other than those designated at fair value through profit or loss at initial recognition) out of the fair value through profit or loss category. AIB implemented these amendments which are effective from 1 July 2008. The impact of the reclassifications is set out in note 25.

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

Financial liabilities are initially recognised at fair value, being their issue proceeds (fair value of consideration received) net of transaction costs incurred. Financial liabilities are subsequently measured at amortised cost, with any difference between the proceeds net of transaction costs and the redemption value recognised in the income statement using the effective interest method.

Where financial liabilities are classified as trading they are also initially recognised at fair value and the related transaction costs are taken directly to the income statement. Gains and losses arising from changes in fair value are recognised directly in the income statement within net trading income.

Preference shares which carry a mandatory coupon, are classified as financial liabilities. The dividends on these preference shares are recognised in the income statement as interest expense using the effective interest method.

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

The Group uses the following useful lives when calculating depreciation:

Freehold buildings and long-leasehold property	50 years

Short leasehold property	life of lease, up to 50 years

Costs of adaptation of freehold and leasehold property

Branch properties	up to 10 years(1)

Office properties	up to 15 years(1)

Computers and similar equipment	3 – 7 years

Fixtures and fittings and other equipment	5 – 10 years

(1)	Subject to the maximum remaining life of the lease.

Accounting policies (continued)

20 Property, plant and equipment (continued)

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

Computer software and other intangible assets

Computer software and other intangible assets are stated at cost, less amortisation on a straight line basis and provisions for impairment, if any. The identifiable and directly associated external and internal costs of acquiring and developing software are capitalised where the software is controlled by the Group, and where it is probable that future economic benefits that exceed its cost will flow from its use over more than one year. Costs associated with maintaining software are recognised as an expense when incurred. Capitalised computer software is amortised over 3 to 7 years. Other intangible assets are amortised over the life of the asset. Computer software and other intangible assets are reviewed for impairment when there is an indication that the asset may be impaired. Intangible assets not yet available for use are reviewed for impairment on an annual basis.

22 Derivatives and hedge accounting

Derivatives, such as interest rate swaps, options and forward rate agreements, currency swaps and options, and equity index options are used for trading purposes while interest rate swaps and currency swaps and credit derivatives are used for hedging purposes.

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

Derivatives

Derivatives are measured initially at fair value on the date on which the derivative contract is entered into and subsequently remeasured at fair value. Fair values are obtained from quoted market prices in active markets, including recent market transactions, and from valuation techniques using discounted cash flow models and option pricing models as appropriate. Derivatives are included in assets when their fair value is positive, and in liabilities when their fair value is negative, unless there is the legal ability and intention to settle net.

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

22 Derivatives and hedge accounting (continued)

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

Hedging

All derivatives are carried at fair value and the accounting treatment of the resulting fair value gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. Where derivatives are held for risk management purposes, and when transactions meet the criteria specified in IAS 39 ‘Financial Instruments:

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

When a financial instrument is designated as a hedge, the Group formally documents the relationship between the hedging instrument and hedged item as well as its risk management objectives and its strategy for undertaking the various hedging transactions.The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of the hedged items.

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

Fair value hedge accounting

Changes in fair value of derivatives that qualify and are designated as fair value hedges are recorded in the income statement, together with changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. If the hedge no longer meets the criteria for hedge accounting, the fair value hedging adjustment cumulatively made to the carrying value of the hedged item is, for items carried at amortised cost, amortised over the period to maturity of the previously designated hedge relationship using the effective interest method. For available for sale items the fair value hedging adjustment remains in equity, until the hedged item affects the income statement and is recognised in the income statement using the effective interest method. If the hedged item is sold or repaid, the unamortised fair value adjustment is recognised immediately in the income statement.

Cash flow hedge accounting

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is initially recognised directly in other comprehensive income and included in the cash flow hedging reserves in the statement of changes in equity. The amount recognised in other comprehensive income is reclassed to profit or loss as a reclassification adjustment in the same period as the hedged cash flows affect profit or loss, and in the same line item in the statement of comprehensive income. Any ineffective portion of the gain or loss on the hedging instrument is recognised in the income statement immediately.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss recognised in other comprehensive income from the time when the hedge was effective remains in equity and is reclassified to the income statement as a reclassification adjustment as the forecast transaction affects profit or loss.When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was recognised in other comprehensive income from the period when the hedge was effective is reclassified from equity to the income statement.

Accounting policies (continued)

22 Derivatives and hedge accounting (continued)

Net investment hedge

Hedges of net investments in foreign operations, including monetary items that are accounted for as part of the net investment, are accounted for similarly to cash flow hedges. The effective portion of the gain or loss on the hedging instrument is recognised in other comprehensive income and the ineffective portion is recognised immediately in the income statement. The cumulative gain or loss previously recognised in other comprehensive income is recognised in the income statement on the disposal or partial disposal of the foreign operation. Hedges of net investments may include non-derivative liabilities as well as derivative financial instruments.

Derivatives that do not qualify for hedge accounting

Certain derivative contracts entered into as economic hedges do not qualify for hedge accounting. Changes in the fair value of derivative instruments that do not qualify for hedge accounting are recognised immediately in the income statement.

23 Non-current assets held for sale and discontinued operations

A non-current asset or a group of assets containing a non-current asset (a disposal group) is classified as held for sale if its carrying amount will be recovered principally through sale rather than through continuing use, it is available for immediate sale and sale is highly probable within one year. For the sale to be highly probable, the appropriate level of management must be committed to a plan to sell the asset.

On initial classification as held for sale, non-current assets and disposal groups are measured at the lower of previous carrying amount and fair value less costs to sell with any adjustments taken to the income statement. The same applies to gains and losses on subsequent remeasurement. However, financial assets within the scope of IAS 39 continue to be measured in accordance with that standard. No reclassifications are made in respect of prior periods.

Impairment losses subsequent to classification of assets as held for sale are recognised in the income statement. Increases in fair value less costs to sell of assets that have been classified as held for sale are recognised in the income statement to the extent that the increase is not in excess of any cumulative impairment loss previously recognised in respect of the asset. Assets are not depreciated while they are classified as held for sale.

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

24 Financial assets held for sale to NAMA

Assets that the Group believe will be transferred to NAMA are classified as financial assets held for sale to NAMA in the statement of financial position. These assets are measured on the same basis as prior to their classification as held for sale (see accounting policy number 18). Interest income and fee income for such assets are recognised on the same basis as for loans and receivables and will be recognised up to the date of derecognition (see accounting policy number 6). The impairment policy for loans and receivables as set out in accounting policy number 16 continues to apply.

Derecognition will take place on a date specified by NAMA for the legal transfer of the assets which will also be the date on which the risks and rewards inherent in these assets will transfer. The consideration received will be measured at fair value. The difference between the carrying value at the date of derecognition and consideration received will be recognised in the income statement as a gain or loss in other operating income.

25 Collateral and netting

The Group enters into master netting agreements with counterparties, to ensure that if an event of default occurs, all amounts outstanding with those counterparties will be settled on a net basis.

Collateral

The Group obtains collateral in respect of customer liabilities where this is considered appropriate. The collateral normally takes the form of a lien over the customer’s assets and gives the Group a claim on these assets for both existing and future liabilities. The collateral is, in general, not recorded on the statement of financial position.

The Group also receives collateral in the form of cash or securities in respect of other credit instruments, such as stock borrowing contracts, and derivative contracts in order to reduce credit risk. Collateral received in the form of securities is not recorded on the statement of financial position. Collateral received in the form of cash is recorded on the statement of financial position with a corresponding liability. These items are assigned to deposits received from banks or other counterparties in the case of cash collateral received. Any interest payable or receivable arising is recorded as interest expense or interest income respectively.

25 Collateral and netting (continued)

In certain circumstances, the Group will pledge collateral in respect of liabilities or borrowings. Collateral pledged in the form of securities or loans and receivables continues to be recorded on the statement of financial position. Collateral paid away in the form of cash is recorded in loans and advances to banks or customers. Any interest payable or receivable arising is recorded as interest expense or interest income respectively.

Netting

Financial assets and financial liabilities are offset and the net amount reported in the statement of financial position if, and only if, there is a currently enforceable legal right to set off the recognised amounts and there is an intention to settle on a net basis, or to realise the asset and settle the liability simultaneously. This is not generally the case with master netting agreements, where the related assets and liabilities are presented gross on the statement of financial position.

26 Financial guarantees

Financial guarantees are given to banks, financial institutions and other bodies on behalf of customers to secure loans, overdrafts and other banking facilities (‘facility guarantees’) and to other parties in connection with the performance of customers under obligations relating to contracts, advance payments made by other parties, tenders, retentions and the payment of import duties. In its normal course of business Allied Irish Banks, p.l.c. issues financial guarantees to other Group entities. Financial guarantees are initially recognised in the financial statements at fair value on the date that the guarantee is given. Subsequent to initial recognition, the Group’s liabilities under such guarantees are measured at the higher of the initial measurement, less amortisation calculated to recognise in the income statement the fee income earned over the period, and the best estimate of the expenditure required to settle any financial obligation arising as a result of the guarantees at the year-end reporting date. Any increase in the liability relating to guarantees is taken to the income statement in provisions for undrawn contractually committed facilities and guarantees.

27 Sale and repurchase agreements (including stock borrowing and lending)

Financial assets may be lent or sold subject to a commitment to repurchase them (‘repos’). Such securities are retained on the statement of financial position when substantially all the risks and rewards of ownership remain with the Group. The liability to the counterparty is included separately on the statement of financial position as appropriate. Similarly, when securities are purchased subject to a commitment to resell (‘reverse repos’), or where the Group borrows securities, but does not acquire the risks and rewards of ownership, the transactions are treated as collateralised loans, and the securities are not included in the statement of financial position. The difference between the sale and repurchase price is accrued over the life of the agreements using the effective interest method. Securities lent to counterparties are also retained in the financial statements. Securities borrowed are not recognised in the financial statements, unless these are sold to third parties, at which point the obligation to repurchase the securities is recorded as a trading liability at fair value and any subsequent gain or loss included in trading income.

28 Leases

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

Assets leased to customers are classified as operating leases if the lease agreements do not transfer substantially all the risks and rewards of ownership. The leased assets are included within property, plant and equipment on the statement of financial position and depreciation is provided on the depreciable amount of these assets on a systematic basis over their estimated useful lives. Lease income is recognised on a straight line basis over the period of the lease unless another systematic basis is more appropriate.

Lessee

Operating lease rentals payable are recognised as an expense in the income statement on a straight line basis over the lease term unless another systematic basis is more appropriate.

Accounting policies (continued)

29 Shareholders’ equity

Issued financial instruments, or their components, are classified as equity where they meet the definition of equity and confer on the holder a residual interest in the assets of the Group.

Share capital

Share capital represents funds raised by issuing shares in return for cash or other considerations. Share capital comprises ordinary shares and preference shares of the entity.

Share premium

When shares are issued at a premium whether for cash or otherwise, the excess of the amount received over the par value of the shares, is transferred to share premium.

Share issue costs

Incremental costs directly attributable to the issue of new shares or options are charged, net of tax, to the share premium account.

Dividends and distributions

Dividends on ordinary shares are recognised in equity in the period in which they are approved by the Company’s shareholders, or in the case of the interim dividend when it has been approved for payment by the Board of Directors. Dividends declared after the year-end reporting date are disclosed in note 70.

Dividends on preference shares accounted for as equity and distributions on the Reserve Capital Instruments are recognised in equity when approved for payment by the Board of Directors.

Other equity interests

Other equity interests relate to Reserve Capital Instruments and the fair value of the warrants attaching to the 2009 Preference Shares (see note 52).

Capital reserves

Capital reserves represent transfers from retained earnings in accordance with relevant legislation.

Revaluation reserves

Revaluation reserves represent the unrealised surplus, net of tax, which arose on revaluation of properties prior to the implementation of IFRS at 1 January 2004.

Available for sale securities reserves

Available for sale securities reserves represent the net unrealised gain or loss, net of tax, arising from the recognition in the statement of financial position of financial investments available for sale at fair value.

Cash flow hedging reserves

Cash flow hedging reserves represent the net gains or losses, net of tax, on effective cash flow hedging instruments that will be reclassified to the income statement when the hedged transaction affects profit or loss.

Revenue reserves

Revenue reserves represent retained earnings of the parent company, subsidiaries and associated undertakings. It is shown net of the cumulative deficit within the defined benefit pension schemes and other appropriate adjustments.

Foreign currency translation reserves

The foreign currency translation reserves represent the cumulative gains and losses on the retranslation of the Group’s net investment in foreign operations, at the rate of exchange at the year-end reporting date.

Treasury shares

Where the Company or other members of the consolidated Group purchase the Company’s equity share capital, the consideration paid is deducted from total shareholders’ equity as treasury shares until they are cancelled. Where such shares are subsequently sold or re-issued, any consideration received is included in shareholders’ equity.

29 Shareholders’ equity (continued)

Share based payments reserves

The share based payment expense charged to the income statement is credited to the share based payment reserve over the vesting period of the shares and options. Upon grant of shares and exercise of options, the amount in respect of the award credited to the share based payment reserves is transferred to revenue reserves.

Non-controlling interests

Non-controlling interests comprise both equity and non equity interests. Equity interests relate to the interests of outside shareholders in consolidated subsidiaries. Non equity interests relate to non-cumulative perpetual preferred securities issued by a subsidiary.

30 Insurance and investment contracts

In accounting for its interest in Aviva Life Holdings Ireland Limited (“ALH”) formerly Hibernian Life Holdings Limited, the Group has classified its Long Term Assurance business in accordance with IFRS 4 ‘Insurance Contracts’. Insurance contracts are those contracts containing significant insurance risk. In the case of life contracts, insurance risk exists if the amount payable on the occurrence of an insured event exceeds the assets backing the contract, or could do so in certain circumstances, and the product of the probability of the insured event occurring and the excess amount payable has commercial substance. In particular, guaranteed equity bonds which guarantee a return of the original premium irrespective of the current value of the backing assets are deemed to be insurance contracts notwithstanding that at the year-end reporting date there may be no excess of the original premium over the backing assets. Investment contracts are contracts that do not have significant insurance risk.

Insurance contracts

The Group accounts for its insurance contracts using the Market Consistent Embedded Value Principles, published by the CFO Forum. The embedded value comprises two components: the net assets attributable to the Group and the present value of the in-force business (“VIF”). The change in the VIF before tax is accounted for as revenue. The value is estimated as the net present value of future cash flows attributable to the Group before tax, based on the market value of the assets at the year-end reporting date, using assumptions that reflect experience and a long-term outlook for the economy and then discounting at an appropriate risk free yield curve rate.

Insurance contract liabilities are calculated on a statutory basis. Premiums are recognised as revenue when due from the policyholder. Claims, which together with the increase in insurance contract liabilities are recognised in the income statement as they arise, are the cost of all claims arising during the period.

Investment contracts

Investment contracts are primarily unit-linked. Unit linked liabilities are deemed equal to the value of units attaching to contracts at the year-end reporting date. The liability is measured at fair value, which is the bid value of the assets held to match the liability. Increases in investment contract liabilities are recognised in the income statement as they arise. Revenue in relation to investment management services is recognised as the services are provided. Certain upfront fees and charges have been deferred and are recognised as income over the life of the contract. Premiums and claims are accounted for directly in the statement of financial position as adjustments to the investment contract liability.

31 Segment reporting

An operating segment is a component of the Group that engages in business activities from which it earns revenues and incurs expenses. The Group has identified reportable segments on the basis of internal reports about components of the Group that are regularly reviewed by the Chief Operating Decision Maker (“CODM”) in order to allocate resources to the segment and assess its performance. Based on this identification, the reportable segments are the operating divisions within the Group, the head of each being a member of the Group Executive Committee (“GEC’’). The GEC is the CODM and it relies primarily on the management accounts to assess performance of the reportable segments and when making resource allocation decisions.

Transactions between operating segments are on normal commercial terms and conditions, with internal charges and transfer pricing adjustments reflected in the performance of each operating segment. Revenue sharing agreements are used to allocate external customer revenues to an operating segment on a reasonable basis. Income on capital is allocated to the divisions on the basis of the amount of capital required to support the level of risk weighted assets. Interest income earned on capital not allocated to operating segments is reported and retained in Group.

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

Accounting policies (continued)

32 Cash and cash equivalents

For the purposes of the cash flow statement, cash comprises cash on hand and demand deposits, and cash equivalents comprise highly liquid investments that are convertible into cash with an insignificant risk of changes in value and with original maturities of less than three months.

33 Prospective accounting changes

The following legislative changes and new accounting standards or amendments to standards approved by the IASB in 2009 (but not early adopted by the Group) will impact the Group’s financial reporting in future periods. If applicable they will be adopted in 2010.

The IASB issued ‘Improvements to IFRSs’ in both April 2008 and in April 2009, which comprise a collection of necessary but not urgent amendments to IFRSs. The earliest effective date for the application of the 2009 amendments is for annual periods beginning on or after 1 July 2009. These amendments are not expected to have a material impact on the Group’s accounts. Certain of the 2008 amendments have been implemented with the remainder having an effective date of 1 July 2009.

The following will be applied in 2010:

Amendment to IFRS 2 – Share-based Payment Transactions -Group Cash-settled Share-based Payment Transactions

This amendment to IFRS 2 clarifies its scope and the accounting for group cash-settled share-based payments transactions in the separate or individual financial statements of the entity receiving the goods or services when that entity has no obligation to settle the share-based payment transaction. This amendment is not expected to have a material impact on the separate financial statements of Allied Irish Banks, p.l.c.

IFRS 3 Revised - Business Combinations and amended IAS 27 - Consolidated and Separate Financial Statements

The revisions to the standards apply prospectively and deal with: partial and step acquisitions; acquisition related costs; and the recognition and measurement of contingent consideration and transactions with non-controlling interests. The objective is to enable users of financial statements to evaluate the nature and financial effects of a business combination. The impact on the Group will be dependent on the nature of any future acquisitions.

Amendments to IAS 39 Financial Instruments: Recognition and Measurement - Eligible Hedged Items

This clarifies the application of existing principles that determine whether specific risks or portions of cash flows are eligible for designation in a hedging relationship. The amendments will become mandatory for the Group’s 2010 consolidated financial statements, with retrospective application required. The amendments are not expected to have a significant impact on the Group’s consolidated financial statements.

IFRIC 17 - Distribution of Non-Cash Assets to Owners

This amendment offers guidance on accounting for arrangements whereby an entity distributes non-cash assets to shareholders. This IFRIC is not expected to have a material impact on the Group.

The following will be applied in 2011:

Amendment to IAS 24 – Related Party Disclosures

This amendment simplifies the definition of a related party, clarifying its intended meaning and eliminating inconsistencies from the definition. It also provides a partial exemption from the disclosure requirements for government-related entities. This amendment will impact upon the disclosure of related party relationships, transactions and outstanding balances, including commitments in the financial statements of the Group.

Amendment to IAS 32 – Financial Instruments: Presentation-Classification of rights issues

The amendment states that if rights issues are issued by an entity pro rata to all existing shareholders in the same class for a fixed amount of currency, they should be classified as equity regardless of the currency in which the exercise price is denominated. This amendment is not expected to have a material impact on the Group’s accounts.

Amendment to IFRIC 14 - Prepayments of a Minimum Funding Requirement

The amendments correct an unintended consequence of IFRIC 14 IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction. Without the amendments, in some circumstances entities would not be permitted to

33 Prospective accounting changes (continued)

recognise as an asset some voluntary prepayments for minimum funding contributions. This was not intended when IFRIC 14 was issued, and the amendments correct the problem. The revision will allow such prepayments to be recorded as assets in the statement of financial position. This IFRIC is not expected to have a material impact on the Group.

IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments

This IFRIC clarifies the requirements of International Financial Reporting Standards (IFRSs) when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity’s shares or other equity instruments to settle the financial liability fully or partially. The impact on the Group will be dependent on the nature of any future liability management actions, undertaken by the Group.

The following will be applied in 2013:

IFRS 9 Financial instruments

IFRS 9 is the first part of the IASB’s project to replace IAS 39. The new standard endeavours to enhance the ability of investors and other users of financial information to understand the accounting for financial assets and to reduce complexity. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortised cost or fair value, replacing the many different rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments (its business model) and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the many different impairment methods in IAS 39. Thus IFRS 9 aims to improve comparability and makes financial statements easier to understand for investors and other users.

The first phase of the IAS 39 project as described above has been finalised and awaits EU endorsement. Proposals addressing the second phase, the impairment methodology for financial assets were published for public comment at the beginning of November 2009, while proposals on the third phase, on hedge accounting, continue to be developed.

The implications of Phase 1 as well as the other 2 phases will be examined in due course.

Consolidated income statement
for the year ended 31 December 2009

				Restated(1)	Restated(1)
	Notes		2009 € m	2008 € m	2007 € m
Interest and similar income	2		6,596	10,228	9,340
Interest expense and similar charges	3		3,363	6,361	5,922

Net interest income			3,233	3,867	3,418
Dividend income	4		26	27	31
Fee and commission income	5		996	1,183	1,453
Fee and commission expense	5		(235)	(142)	(197)
Net trading income/(loss)	6		11	(73)	74
Gain on redemption of subordinated liabilities and other capital instruments	7		623	—	—
Other operating income	8		205	206	89
Other income			1,626	1,201	1,450

Total operating income			4,859	5,068	4,868
Administrative expenses	9		1,741	2,187	2,376
Impairment and amortisation of intangible assets	39		77	78	60
Depreciation of property, plant and equipment	40		79	92	85
Total operating expenses			1,897	2,357	2,521

Operating profit before provisions			2,962	2,711	2,347
Provisions for impairment of loans and receivables	29		5,355	1,822	106
Provisions for liabilities and commitments	47		1	(2)	(8)
Amounts written off financial investments available for sale	12		24	29	1

Operating (loss)/profit			(2,418)	862	2,248
Associated undertakings	34		(262)	42	131
Profit on disposal of property	13		23	12	76
Construction contract income	14		1	12	55
Profit on disposal of businesses	15		—	106	1

(Loss)/profit before taxation			(2,656)	1,034	2,511
Income tax (income)/expense	17		(322)	144	442

(Loss)/profit for the period			(2,334)	890	2,069

Attributable to:
Owners of the parent			(2,413)	772	1,952
Non-controlling interests	18		79	118	117

			(2,334)	890	2,069

Basic (loss)/earnings per share	19	(a)	(215.2c )	83.4c	218.3c
Diluted (loss)/earnings per share	19	(b)	(215.2c )	83.3c	216.8c

(1)	Restated due to change in accounting policy for insurance contracts – see Accounting policies – Basis of preparation.

Dan O’Connor, Executive Chairman. Colm Doherty, Group Managing Director. Stephen Kingon, Director. David O’Callaghan, Secretary.

Consolidated statement of comprehensive income
for the year ended 31 December 2009

			Restated(1)	Restated(1)
	Notes	2009 € m	2008 € m	2007 € m
(Loss)/profit for the period		(2,334)	890	2,069
Other comprehensive income:
Exchange translation adjustments	50	158	(655)	(241)
Net change in cash flow hedges, net of tax	50	(61)	678	(36)
Net change in fair value of available for sale securities, net of tax	50	238	(383)	(185)
Net actuarial gain/(loss) in retirement benefit schemes, net of tax	11	174	(706)	396
Recognised (losses)/gains in associated undertakings, net of tax		(40)	73	(81)
Other comprehensive income for the period, net of tax		469	(993)	(147)

Total comprehensive income for the period		(1,865)	(103)	1,922

Attributable to:
Owners of the parent		(1,967)	(162)	1,796
Non controlling interests		102	59	126

Total comprehensive income for the period		(1,865)	(103)	1,922

Effect of change in accounting policy adjusted against opening retained earnings				1 January 2007 € m
Attributable to:
Owners of the parent				23
Non-controlling interests				—

				23

(1)	Restated due to change in accounting policy for insurance contracts – see Accounting policies – Basis of preparation.

Dan O’Connor, Executive Chairman. Colm Doherty, Group Managing Director. Stephen Kingon, Director. David O’Callaghan, Secretary.

Consolidated statement of financial position
as at 31 December 2009

			Restated(1)	Restated(1)
	Notes	2009 € m	2008 € m	2007 € m
Assets
Cash and balances at central banks	59	4,382	2,466	1,264
Items in course of collection		251	272	383
Financial assets held for sale to NAMA	23	19,212	—	—
Disposal group and assets classified as held for sale	24	50	8	239
Trading portfolio financial assets	25	296	401	8,256
Derivative financial instruments	26	6,071	7,328	4,557
Loans and receivables to banks	27	9,093	6,266	9,465
Loans and receivables to customers	28	103,341	129,489	127,603
Financial investments available for sale	31	25,336	29,024	20,984
Financial investments held to maturity	32	1,586	1,499	—
Interests in associated undertakings	34	1,641	1,999	1,708
Intangible assets and goodwill	39	782	774	636
Property, plant and equipment	40	536	603	608
Other assets		456	673	786
Current taxation		57	69	2
Deferred taxation	41	583	248	254
Prepayments and accrued income		641	1,055	1,143

Total assets		174,314	182,174	177,888

Liabilities
Deposits by banks	42	33,333	25,578	30,389
Customer accounts	43	83,953	92,604	81,308
Financial liabilities held for sale to NAMA	23	3	—	—
Disposal group classified as held for sale	24	—	—	161
Trading portfolio financial liabilities	44	23	111	194
Derivative financial instruments	26	5,520	6,468	4,142
Debt securities in issue	45	30,654	37,814	41,866
Current taxation		65	35	181
Deferred taxation	41	—	2	60
Other liabilities	46	3,025	2,158	1,473
Accruals and deferred income		1,027	1,375	1,808
Retirement benefit liabilities	11	714	1,105	423
Provisions for liabilities and commitments	47	76	85	74
Subordinated liabilities and other capital instruments	48	4,586	4,526	4,605

Total liabilities		162,979	171,861	166,684

Shareholders’ equity
Share capital	49	329	294	294
Share premium	49	4,975	1,693	1,693
Other equity interests	52	389	497	497
Reserves		935	698	327
Profit and loss account		4,081	5,787	7,042
Shareholders’ equity		10,709	8,969	9,853
Non-controlling interests in subsidiaries	53	626	1,344	1,351

Total shareholders’ equity including non-controlling interests		11,335	10,313	11,204

Total liabilities, shareholders’ equity and non-controlling interests		174,314	182,174	177,888

(1)	Restated due to change in accounting policy for insurance contracts—see Accounting policies—Basis of preparation.

Dan O’Connor, Executive Chairman. Colm Doherty, Group Managing Director. Stephen Kingon, Director. David O’Callaghan, Secretary

Statement of financial position of Allied Irish Banks, p.l.c.
as at 31 December 2009

	Notes	2009 € m	2008 € m
Assets
Cash and balances at central banks	59	2,589	1,651
Items in course of collection		127	151
Financial assets held for sale to NAMA	23	15,991	—
Assets classified as held for sale	24	43	6
Trading portfolio financial assets	25	120	171
Derivative financial instruments	26	5,465	6,654
Loans and receivables to banks	27	58,816	47,113
Loans and receivables to customers	28	67,928	88,873
Financial investments available for sale	31	22,178	25,872
Interests in associated undertakings	34	957	1,066
Investments in Group undertakings	38	1,969	1,472
Intangible assets	39	290	287
Property, plant and equipment	40	326	378
Other assets		245	444
Current taxation		61	13
Deferred taxation	41	469	190
Prepayments and accrued income		816	1,091

Total assets		178,390	175,432

Liabilities
Deposits by banks	42	62,268	52,186
Customer accounts	43	72,697	77,990
Financial liabilities held for sale to NAMA	23	3	—
Trading portfolio financial liabilities	44	22	109
Derivative financial instruments	26	5,104	5,826
Debt securities in issue	45	23,261	26,376
Current taxation		24	7
Deferred taxation	41	—	2
Other liabilities	46	1,597	1,142
Accruals and deferred income		1,160	1,441
Retirement benefit liabilities	11	565	1,035
Provisions for liabilities and commitments	47	48	50
Subordinated liabilities and other capital instruments	48	4,450	3,662

Total liabilities		171,199	169,826

Shareholders’ equity
Share capital	49	329	294
Share premium	49	4,975	1,693
Other equity interests	52	389	497
Reserves		330	(38)
Profit and loss account		1,168	3,160
Shareholders’ equity		7,191	5,606

Total liabilities and shareholders’ equity		178,390	175,432

Dan O’Connor, Executive Chairman. Colm Doherty, Group Managing Director. Stephen Kingon, Director. David O’Callaghan, Secretary

Consolidated statement of cash flows
for the year ended 31 December 2009

				Group	Allied Irish Banks, p.l.c.
			Restated(1)	Restated(1)
	Notes	2009 € m	2008 € m	2007 € m	2009 € m	2008 € m	2007 € m
Reconciliation of profit before taxation to net cash inflow from operating activities
(Loss)/profit before taxation		(2,656)	1,034	2,511	(2,726)	1,067	1,625
Adjustments for:
Gain on redemption of subordinated liabilities and other capital instruments	7	(623)	—	—	(282)	—	—
Profit on disposal of businesses	15	—	(106)	(1)	—	(106)	1
Construction contract income	14	(1)	(12)	(55)	—	—	—
Profit on disposal of property, plant and equipment	13	(23)	(12)	(76)	(21)	(9)	(76)
Investment income		(64)	(55)	(56)	(896)	(540)	(532)
Associated undertakings	34	(46)	(99)	(131)	—	—	—
Impairment of associated undertakings	34	308	57	—	108	57	—
Provisions for impairment of loans and receivables	29	5,355	1,822	106	4,608	1,388	80
Provisions for liabilities and commitments		1	(2)	(8)	1	(4)	(9)
Amounts written off financial investments available for sale	12	24	29	1	21	25	—
(Decrease)/increase in other provisions		(6)	26	(2)	2	3	(6)
Depreciation, amortisation and impairment		156	170	145	112	121	93
Interest on subordinated liabilities and other capital instruments		275	249	252	248	198	195
Profit on disposal of financial investments available for sale		(173)	(146)	(52)	(169)	(117)	(10)
Share based payment		1	5	41	(2)	(4)	27
Amortisation of premiums and discounts		(46)	(18)	27	(16)	(4)	30
Decrease/(increase) in prepayments and accrued income		377	1	(244)	254	(38)	(440)
(Decrease)/increase in accruals and deferred income		(429)	(306)	434	(369)	(10)	379

		2,430	2,637	2,892	873	2,027	1,357

Net increase/(decrease) in deposits by banks		7,636	(3,880)	(2,025)	9,348	698	(5,263)
Net (decrease)/increase in customer accounts		(9,957)	16,939	8,231	(5,547)	14,157	14,710
Net decrease/(increase) in loans and receivables to customers(2)		3,656	(11,895)	(23,827)	1,291	(7,544)	(27,714)
Net (increase)/decrease in loans and receivables to banks		(1,116)	11	256	(8,743)	(6,420)	5,566
Net decrease/(increase) in trading portfolio financial assets/liabilities		26	1,466	516	(31)	1,599	384
Net decrease/(increase) in derivative financial instruments		249	(500)	(75)	382	(356)	(107)
Net decrease/(increase) in items in course of collection		30	70	122	24	52	71
Net (decrease)/increase in debt securities in issue		(7,203)	(2,335)	14,321	(3,299)	(3,693)	11,759
Net (increase)/decrease in notes in circulation		54	(109)	(13)	—	—	—
Net decrease/(increase) in other assets		231	668	232	208	435	54
Net increase/(decrease) in other liabilities		716	1,016	(235)	408	764	(159)
Effect of exchange translation and other adjustments		(961)	934	522	46	503	280

Net cash (outflow)/inflow from operating assets and liabilities		(6,639)	2,385	(1,975)	(5,913)	195	(419)

Net cash (outflow)/inflow from operating activities before taxation		(4,209)	5,022	917	(5,040)	2,222	938
Taxation paid		(54)	(357)	(400)	(2)	(106)	(176)

Net cash (outflow)/inflow from operating activities		(4,263)	4,665	517	(5,042)	2,116	762
Investing activities (note a)		4,542	(5,544)	(3,325)	4,887	(3,024)	(2,436)
Financing activities (note b)		3,180	(540)	(848)	3,242	(423)	(710)

Increase/(decrease) in cash and cash equivalents		3,459	(1,419)	(3,656)	3,087	(1,331)	(2,384)
Opening cash and cash equivalents		8,522	10,427	14,355	6,984	8,951	11,614
Effect of exchange translation adjustments		86	(486)	(272)	68	(636)	(279)

Closing cash and cash equivalents		12,067	8,522	10,427	10,139	6,984	8,951

Consolidated statement of cash flows (continued) for the year ended 31 December 2009

				Group	Allied Irish Banks, p.l.c.
	Notes	2009 € m	2008 € m	2007 € m	2009 € m	2008 € m	2007 € m
(a) Investing activities
Purchase of financial investments available for sale	31	(4,812)	(19,404)	(18,476)	(3,795)	(16,591)	(12,179)
Proceeds from maturity of financial investments available for sale		9,450	14,294	15,250	8,360	13,475	9,341
Purchase of financial investments held to maturity	32	(128)	—	—	—	—	—
Proceeds from maturity of financial investments held to maturity	32	71	—	—	—	—	—
Additions to property, plant and equipment	40	(64)	(140)	(128)	(48)	(80)	(86)
Disposal of property, plant and equipment		43	26	105	39	18	100
Additions to intangible assets	39	(80)	(150)	(138)	(68)	(123)	(123)
Additions to investment in associated undertakings	34	(2)	(231)	—	—	(220)	—
Disposal of investment in associated undertakings	34	—	5	5	—	—	—
Investments in Group undertakings	38	—	—	—	(501)	(44)	(20)
Disposal/redemption of investment in businesses and subsidiaries		—	114	1	4	114	(1)
Dividends received from associated undertakings	34	64	55	56	62	55	56
Investment in business		—	(113)	—	—	(113)	—
Dividends received from subsidiary companies		—	—	—	834	485	476

Cash flows from investing activities		4,542	(5,544)	(3,325)	4,887	(3,024)	(2,436)

(b) Financing activities
Re-issue of treasury shares		—	10	49	—	10	49
Issue of 2009 preference shares	49	3,467	—	—	3,467	—	—
Cost of redemption of capital instruments	7	(8)	—	—	(3)	—	—
Issue of subordinated liabilities		—	885	128	—	885	128
Redemption of subordinated liabilities and other capital instruments		—	(356)	—	—	(356)	—
Interest paid on subordinated liabilities and other capital instruments		(215)	(255)	(254)	(178)	(203)	(197)
Equity dividends paid on ordinary shares	22	—	(720)	(651)	—	(721)	(652)
Dividends on other equity interests	21	(44)	(38)	(38)	(44)	(38)	(38)
Dividends paid to non-controlling interests	18	(20)	(66)	(82)	—	—	—

Cash flows from financing activities		3,180	(540)	(848)	3,242	(423)	(710)

(1)	Restated due to change in accounting policy for insurance contracts – see Accounting policies – Basis of preparation.
(2)	Net decrease/(increase) in loans and receivables to customers includes financial assets held for sale to NAMA.

Consolidated statement of changes in equity

	Attributable to equity holders of the parent
	Share capital € m	Share premium € m	Other equity interests € m	Capital reserves € m	Revaluation reserves € m	Available for sale securities reserves € m	Cash flow hedging reserves € m	Revenue reserves € m	Foreign currency translation reserves € m	Treasury shares € m	Share based payments reserves € m	Total € m	Non- controlling interests € m	Total € m
2009
At 1 January 2009 as reported	294	1,693	497	683	33	(556)	538	6,882	(745)	(462)	81	8,938	1,344	10,282
Change in accounting policy	—	—	—	—	—	—	—	31	—	—	—	31	—	31

As restated	294	1,693	497	683	33	(556)	538	6,913	(745)	(462)	81	8,969	1,344	10,313
Total comprehensive income for the period	—	—	—	—	—	297	(60)	(2,305)	101	—	—	(1,967)	102	(1,865)
Issue of 2009 Preference Shares	35	3,282	150	—	—	—	—	—	—	—	—	3,467	—	3,467
Dividends on other equity interests	—	—	—	—	—	—	—	(44)	—	—	—	(44)	(20)	(64)
Share based payments	—	—	—	—	—	—	—	4	—	—	5	9	—	9
Redemption of capital instruments (note 7)	—	—	(258)	—	—	—	—	538	—	—	—	280	(801)	(521)
Net movement in own shares	—	—	—	—	—	—	—	(2)	—	—	—	(2)	—	(2)
Other movements	—	—	—	—	—	—	—	(1)	—	—	(2)	(3)	1	(2)

At 31 December 2009	329	4,975	389	683	33	(259)	478	5,103	(644)	(462)	84	10,709	626	11,335

Total comprehensive income

In 2009, the € 297 million included in available for sale securities reserves, represents the € 238 million recognised in the statement of comprehensive income together with the share of other comprehensive income of associates available for sale securities of € 68 million less an amount attributable to non-controlling interest of € 9 million. The € 60 million reduction in the cash flow hedging reserves represents the € 61 million recognised in the statement of comprehensive income offset by the share of other comprehensive income of associates cash flow hedging amounting to € 1 million. The € 2,305 million loss recognised in revenue reserves comprises the loss attributable to owners of the parent amounting to € 2,413 million plus actuarial gains of € 174 million recognised in the statement of comprehensive income together with the share of other comprehensive income of associates actuarial gains of € 9 million less share of other comprehensive income of associates amounting to € 75 million. The € 101 million recognised in foreign currency translation reserves comprises the € 158 million recognised in the statement of comprehensive income offset by the share of other comprehensive income of associates foreign currency translation of € 43 million and an amount attributable to non-controlling interests of € 14 million.

In 2008, the € 465 million reduction in available for sale securities reserves, represents the € 383 million recognised in the statement of comprehensive income together with the share of other comprehensive income of associates available for sale securities of € 82 million. The € 680 million increase in the cash flow hedging reserves represents the € 678 million recognised in the statement of comprehensive income together with a negative amount attributable to non-controlling interests of € 2 million. The € 117 million recognised in revenue reserves comprises the profit attributable to owners of the parent amounting to € 772 million less actuarial losses of € 706 million recognised in the statement of comprehensive income together with the share of other comprehensive income of associates actuarial losses of € 21 million offset by the share of other comprehensive income of associates amounting to € 72 million. The € 494 million reduction recognised in foreign currency translation reserves comprises the € 655 million recognised in the statement of comprehensive income offset by the share of other comprehensive income of associates foreign currency translation of € 104 million and an amount attributable to non-controlling interests of € 57 million.

In 2007, the € 177 million reduction in available for sale securities reserves, represents the € 185 million recognised in the statement of comprehensive income together with the share of other comprehensive income of associates available for sale securities of € 6 million offset by an amount attributable to non-controlling interests of € 14 million. The € 37 million reduction in the cash flow hedging reserves represents the € 36 million recognised in the statement of comprehensive income together with the share of other comprehensive income of associates cash flow hedging of € 1 million. The € 2,323 million recognised in revenue reserves comprises the profit attributable to owners of the parent amounting to € 1,952 million plus actuarial gains of € 396 million recognised in the statement of comprehensive income together with the share of other comprehensive income of associates actuarial losses of € 3 million less share of other comprehensive income of associates amounting € 22 million. The € 313 million reduction in foreign currency translation reserves comprises the € 241 million recognised in the statement of comprehensive income together with the share of other comprehensive income of associates foreign currency translation of € 49 million and an amount attributable to non-controlling interests of € 23 million.

Consolidated statement of changes in equity

	Attributable to equity holders of the parent
	Share capital € m	Share premium € m	Other equity interests € m	Capital reserves € m	Revaluation reserves € m	Available for sale securities reserves € m	Cash flow hedging reserves € m	Revenue reserves € m	Foreign currency translation reserves € m	Treasury shares € m	Share based payments reserves € m	Total € m	Non- controlling interests € m	Total € m
2007
At 1 January 2007 as reported	294	1,693	497	527	35	86	(105)	6,033	62	(574)	57	8,605	1,307	9,912
Change in accounting policy	—	—	—	—	—	—	—	23	—	—	—	23	—	23

As restated	294	1,693	497	527	35	86	(105)	6,056	62	(574)	57	8,628	1,307	9,935
Total comprehensive income for the period	—	—	—	—	—	(177)	(37)	2,323	(313)	—	—	1,796	126	1,922
Dividends on ordinary shares	—	—	—	—	—	—	—	(651)	—	—	—	(651)	(82)	(733)
Dividends on other equity interests	—	—	—	—	—	—	—	(38)	—	—	—	(38)	—	(38)
Share based payments	—	—	—	—	—	—	—	6	—	—	19	25	1	26
Other movements	—	—	—	—	(2)	—	—	2	—	—	—	—	(1)	(1)
Ordinary shares re-issued	—	—	—	—	—	—	—	—	—	83	—	83	—	83
Net movement in own shares	—	—	—	—	—	—	—	10	—	—	—	10	—	10

At 31 December 2007 - restated	294	1,693	497	527	33	(91)	(142)	7,708	(251)	(491)	76	9,853	1,351	11,204

2008
At 1 January 2008 as reported	294	1,693	497	527	33	(91)	(142)	7,682	(251)	(491)	76	9,827	1,351	11,178
Change in accounting policy	—	—	—	—	—	—	—	26	—	—	—	26	—	26

As restated	294	1,693	497	527	33	(91)	(142)	7,708	(251)	(491)	76	9,853	1,351	11,204
Total comprehensive income for the period	—	—	—	—	—	(465)	680	117	(494)	—	—	(162)	59	(103)
Dividends on ordinary shares	—	—	—	—	—	—	—	(720)	—	—	—	(720)	(18)	(738)
Dividends on other equity interests	—	—	—	—	—	—	—	(38)	—	—	—	(38)	(48)	(86)
Share based payments	—	—	—	—	—	—	—	—	—	—	5	5	—	5
Other movements	—	—	—	156	—	—	—	(156)	—	—	—	—	—	—
Ordinary shares re-issued	—	—	—	—	—	—	—	—	—	29	—	29	—	29
Net movement in own shares	—	—	—	—	—	—	—	2	—	—	—	2	—	2

At 31 December 2008 - restated	294	1,693	497	683	33	(556)	538	6,913	(745)	(462)	81	8,969	1,344	10,313

Statement of changes in equity - Allied Irish Banks, p.l.c.

	Share capital € m	Share premium € m	Other equity interests € m	Capital reserves € m	Revaluation reserves € m	Available for sale securities reserves € m	Cash flow hedging reserves € m	Revenue reserves € m	Foreign currency translation reserves € m	Treasury shares € m	Share based payments reserves € m	Total € m
2009
At 1 January 2009	294	1,693	497	156	20	(500)	286	3,735	(74)	(549)	48	5,606
Total comprehensive income attributable to equity holders of the parent	—	—	—	—	—	176	192	(2,047)	(12)	—	—	(1,691)
Issue of 2009 Preference Shares	35	3,282	150	—	—	—	—	—	—	—	—	3,467
Dividends on other equity interests	—	—	—	—	—	—	—	(44)	—	—	—	(44)
Share based payments	—	—	—	—	—	—	—	4	—	—	(6)	(2)
Redemption of capital instruments (note 7)	—	—	(258)	—	—	—	—	113	—	—	—	(145)
Other movements	—	—	—	—	—	—	—	—	—	—	—	—

At 31 December 2009	329	4,975	389	156	20	(324)	478	1,761	(86)	(549)	42	7,191

Statement of changes in equity - Allied Irish Banks, p.l.c.

	Share Capital € m	Share premium € m	Other equity interests € m	Capital reserves € m	Revaluation reserves € m	Available for sale securities reserves € m	Cash flow hedging reserves € m	Revenue reserves € m	Foreign currency translation reserves € m	Treasury shares € m	Share based payments reserves € m	Total € m
2007
At 1 January 2007	294	1,693	497	—	20	(57)	(92)	3,275	(13)	(661)	43	4,999
Total comprehensive income attributable to the equity holders of the parent	—	—	—	—	—	(115)	(50)	1,753	(21)	—	—	1,567
Dividends on ordinary shares	—	—	—	—	—	—	—	(652)	—	—	—	(652)
Dividends on other equity interests	—	—	—	—	—	—	—	(38)	—	—	—	(38)
Share based payments	—	—	—	—	—	—	—	2	—	—	11	13
Other movements	—	—	—	—	—	—	—	—	—	—	—	—
Ordinary shares re-issued	—	—	—	—	—	—	—	—	—	83	—	83
Net movement in own shares	—	—	—	—	—	—	—	1	—	—	—	1

At 31 December 2007	294	1,693	497	—	20	(172)	(142)	4,341	(34)	(578)	54	5,973

2008
At 1 January 2008	294	1,693	497	—	20	(172)	(142)	4,341	(34)	(578)	54	5,973
Total comprehensive income attributable to the equity holders of the parent	—	—	—	—	—	(328)	428	308	(40)	—	—	368
Dividends on ordinary shares	—	—	—	—	—	—	—	(721)	—	—	—	(721)
Dividends on other equity interests	—	—	—	—	—	—	—	(38)	—	—	—	(38)
Share based payments	—	—	—	—	—	—	—	—	—	—	(6)	(6)
Other movements	—	—	—	156	—	—	—	(156)	—	—	—	—
Ordinary shares re-issued	—	—	—	—	—	—	—	—	—	29	—	29
Net movement in own shares	—	—	—	—	—	—	—	1	—	—	—	1

At 31 December 2008	294	1,693	497	156	20	(500)	286	3,735	(74)	(549)	48	5,606

Notes to the accounts

Note
1	Segmental information
2	Interest and similar income
3	Interest expense and similar charges
4	Dividend income
5	Net fee and commission income
6	Net trading income/(loss)
7	Gain on redemption of capital instruments
8	Other operating income
9	Administrative expenses
10	Share-based compensation schemes
11	Retirement benefits
12	Amounts written off financial investments available for sale
13	Profit on disposal of property
14	Construction contract income
15	Profit on disposal of businesses
16	Auditor’s fees
17	Income tax (income)/expense
18	Non-controlling interests in subsidiaries
19	Earnings per share
20	Adjusted earnings per share
21	Distributions to other equity holders
22	Distributions on equity shares
23	Financial assets and financial liabilities held for sale to NAMA
24	Disposal group and assets classified as held for sale
25	Trading portfolio financial assets
26	Derivative financial instruments
27	Loans and receivables to banks
28	Loans and receivables to customers
29	Provisions for impairment of loans and receivables
30	Amounts receivable under finance leases and hire purchase contracts
31	Financial investments available for sale
32	Financial investments held to maturity
33	Credit ratings
34	Interests in associated undertakings
35	Interest in M&T Bank Corporation
36	Interest in Aviva Life Holdings Ireland Limited
37	Interest in Bulgarian American Credit Bank AD
38	Investments in Group undertakings
39	Intangible assets and goodwill
40	Property, plant & equipment
41	Deferred taxation
42	Deposits by banks
43	Customer accounts
44	Trading portfolio financial liabilities
45	Debt securities in issue
46	Other liabilities
47	Provision for liabilities, commitments and other provisions
48	Subordinated liabilities and commitments and other capital instruments
49	Share capital
50	Analysis of movements in reserves in other comprehensive income
51	Own shares
52	Other equity interests
53	Non-controlling interests in subsidiaries
54	Memorandum items: contingent liabilities and commitments
55	Summary of relationship with the Irish Government
56	Fair value of financial instruments
57	Classification and measurement of financial assets and financial liabilities
58	Interest rate sensitivity
59	Statement of cash flows
60	Financial assets and financial liabilities by contractual residual maturity
61	Financial liabilities by undiscounted contractual maturity
62	Report on directors’ remuneration and interests
63	Related party transactions
64	Commitments
65	Employees
66	Capital compliance
67	Financial and other information
68	Average balance sheets and interest rates
69	Non adjusting events after the reporting period
70	Dividends
71	Additional parent company information on risk
72	Approval of accounts

Notes to the accounts

1 Segmental information

For management and reporting purposes, the activities of AIB Group are organised into four operating divisions supported by Group, which includes Operations and Technology. A description of the activities of each division is set out on pages 14 - 15. The Group Executive Committee as chief operating decision maker relies primarily on the management accounts to assess the performance of the segments and make decisions about resource allocations.

AIB Bank ROI: Retail and commercial banking operations in the Republic of Ireland, Channel Islands and the Isle of Man, AIB Finance and Leasing, AIB Card Services, Wealth Management and its share of Aviva Life Holdings Ireland Limited, AIB’s venture with Aviva Group Ireland plc.

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

Central and Eastern Europe(1): This division comprises: Bank Zachodni WBK S.A. (“BZWBK”), in which AIB has a 70.4% shareholding, together with its subsidiaries and associates which operate in Poland; Bulgarian American Credit Bank, a specialist provider of secured finance to small and medium sized companies in Bulgaria, in which AIB has a 49.99% shareholding; and AmCredit, a mortgage business based in Lithuania, Latvia and Estonia.

Group: Includes hedge volatility (hedge ineffectiveness and derivative volatility), hedging in relation to the translation of foreign locations’ profit, unallocated costs of central services, AIB’s average share of 23.3% in M&T Bank Corporation and profit on disposal of property.

(1)	During 2008, the Central & Eastern Europe (“CEE”) division was formed bringing together the Group’s interests in Poland, Bulgaria and the Baltic region.

Notes to the accounts

1 Segmental information (continued)

	2009
	AIB Bank ROI € m	Capital Markets € m	AIB Bank UK € m	Central & Eastern Europe € m	Group € m	Total € m
Operations by business segments
Net interest income	1,400	1,007	474	378	(26)	3,233
Other income(1)	331	252	102	306	635	1,626

Total operating income	1,731	1,259	576	684	609	4,859
Administrative expenses	804	326	191	344	76	1,741
Impairment and amortisation of intangible assets	18	10	1	10	38	77
Depreciation of property, plant and equipment	28	7	6	21	17	79
Total operating expenses	850	343	198	375	131	1,897

Operating profit before provisions	881	916	378	309	478	2,962
Provisions for impairment of loans and receivables	4,473	361	395	126	—	5,355
Provisions for liabilities and commitments	—	—	—	1	—	1
Amounts written off financial investments available for sale	—	24	—	—	—	24

Operating (loss)/profit	(3,592)	531	(17)	182	478	(2,418)
Associated undertakings	(4)	—	1	(103)	(156)	(262)
Profit on disposal of property	2	—	—	—	21	23
Construction contract income	—	—	—	—	1	1

(Loss)/profit before taxation	(3,594)	531	(16)	79	344	(2,656)

Other amounts
Financial assets held for sale to NAMA	15,466	675	3,071	—	—	19,212
Loans and receivables to customers	56,029	21,958	16,607	8,460	287	103,341
Interests in associated undertakings	277	—	4	78	1,282	1,641
Total assets	76,775	57,967	23,507	12,348	3,717	174,314
Customer accounts	39,666	22,702	11,614	9,971	—	83,953
Total liabilities(2)	47,069	87,780	12,994	10,459	4,677	162,979
Ordinary shareholders’ equity(2)	3,125	1,977	1,193	592	83	6,970
Capital expenditure	53	11	3	21	56	144
Impairment of associated undertakings	—	—	—	108	200	308
Other significant non-cash expenses(3)	(1)	—	2	1	(1)	1

1 Segmental information (continued)

						Restated(4)
	2008
	AIB Bank ROI € m	Capital Markets € m	AIB Bank UK € m	Central & Eastern Europe € m	Group € m	Total € m
Operations by business segments
Net interest income	1,705	1,064	591	437	70	3,867
Other income	478	94	135	390	104	1,201

Total operating income	2,183	1,158	726	827	174	5,068
Administrative expenses	953	376	312	442	104	2,187
Impairment and amortisation of intangible assets	17	9	—	26	26	78
Depreciation of property, plant and equipment	32	7	9	24	20	92
Total operating expenses	1,002	392	321	492	150	2,357

Operating profit before provisions	1,181	766	405	335	24	2,711
Provisions for impairment of loans and receivables	1,298	160	257	107	—	1,822
Provisions for liabilities and commitments	—	(4)	—	2	—	(2)
Amounts written off financial investments available for sale	4	25	—	—	—	29

Operating (loss)/profit	(121)	585	148	226	24	862
Associated undertakings	—	—	2	(54)	94	42
Profit on disposal of property	6	—	2	2	2	12
Construction contract income	—	—	—	—	12	12
Profit on disposal of businesses	68	—	38	—	—	106

(Loss)/profit before taxation	(47)	585	190	174	132	1,034

Other amounts
Loans and receivables to customers	75,033	26,120	19,551	8,514	271	129,489
Interests in associated undertakings	282	6	3	174	1,534	1,999
Total assets	80,819	60,477	22,036	12,368	6,474	182,174
Customer accounts	42,295	26,536	13,539	10,234	—	92,604
Total liabilities(2)	49,398	89,827	14,776	11,228	6,632	171,861
Ordinary shareholders’ equity(2)	4,012	2,384	1,322	656	98	8,472
Capital expenditure	89	24	5	79	93	290
Impairment of associated undertakings	—	—	—	57	—	57
Other significant non-cash expenses(3)	(6)	(5)	6	2	5	2

Notes to the accounts

1 Segmental information (continued)

	Restated(4) 2007
	AIB Bank ROI € m	Capital Markets € m	AIB Bank UK € m	Central & Eastern Europe € m	Group € m	Total € m
Operations by business segments
Net interest income	1,777	586	685	308	62	3,418
Other income	490	389	156	371	44	1,450

Total operating income	2,267	975	841	679	106	4,868
Administrative expenses	1,036	446	359	377	158	2,376
Amortisation of intangible assets	16	6	1	18	19	60
Depreciation of property, plant and equipment	36	8	11	15	15	85
Total operating expenses	1,088	460	371	410	192	2,521

Operating profit/(loss) before provisions	1,179	515	470	269	(86)	2,347
Provisions for impairment of loans and receivables	104	(18)	18	2	—	106
Provisions for liabilities and commitments	—	2	—	(1)	(9)	(8)
Amounts written off financial investments available for sale	—	1	—	—	—	1

Operating profit/(loss)	1,075	530	452	268	(77)	2,248
Associated undertakings	10	—	—	1	120	131
Profit on disposal of property	12	—	—	—	64	76
Construction contract income	—	—	—	—	55	55
Profit/(loss) on disposal of businesses	—	2	—	—	(1)	1

Profit before taxation	1,097	532	452	269	161	2,511

Other amounts
Loans and receivables to customers	71,717	25,387	23,726	6,638	135	127,603
Interests in associated undertakings	299	4	—	4	1,401	1,708
Total assets	78,267	57,753	24,946	10,106	6,816	177,888
Customer accounts	41,933	16,715	14,460	8,200	—	81,308
Total liabilities(2)	48,270	84,034	15,306	9,034	10,040	166,684
Ordinary shareholders’ equity(2)	4,295	2,757	1,598	508	198	9,356
Capital expenditure	116	28	9	41	72	266
Other significant non-cash expenses(3)	17	10	9	3	4	43

1 Segmental information (continued)

	2009
	Republic of Ireland € m	United Kingdom € m	Poland € m	North America € m	Rest of the world € m	Total € m
Operations by geographical segments(5)
Net interest income	2,258	502	361	83	29	3,233
Other income(6)	1,178	123	291	35	(1)	1,626

Total operating income	3,436	625	652	118	28	4,859
Administrative expenses	1,080	259	360	21	21	1,741
Impairment and amortisation of intangible assets	65	2	8	—	2	77
Depreciation of property, plant and equipment	50	7	21	1	—	79
Total operating expenses	1,195	268	389	22	23	1,897

Operating profit before provisions	2,241	357	263	96	5	2,962
Provisions for impairment of loans and receivables	4,668	530	113	10	34	5,355
Provisions for liabilities and commitments	—	—	—	—	1	1
Amounts written off financial investments available for sale	8	6	—	10	—	24

Operating (loss)/profit	(2,435)	(179)	150	76	(30)	(2,418)
Associated undertakings	(6)	3	—	(156)	(103)	(262)
Profit on disposal of property	21	2	—	—	—	23
Construction contract income	1	—	—	—	—	1

(Loss)/profit before taxation	(2,419)	(174)	150	(80)	(133)	(2,656)

Other amounts
Financial assets held for sale to NAMA	15,661	3,521	—	30	—	19,212
Loans and receivables to customers	69,911	21,448	8,390	2,520	1,072	103,341
Interests in associated undertakings	276	5	18	1,282	60	1,641
Total assets	122,164	32,112	14,129	4,739	1,170	174,314
Customer accounts	52,010	17,250	9,976	4,073	644	83,953
Total liabilities(2)	115,022	20,578	11,877	14,682	820	162,979
Ordinary shareholders’ equity(2)	3,141	2,117	833	879	—	6,970
Capital expenditure	119	3	22	—	—	144

Notes to the accounts

1 Segmental information (continued)

	Restated(4) 2008
	Republic of Ireland € m	United Kingdom € m	Poland € m	North America € m	Rest of the world € m	Total € m
Operations by geographical segments(5)
Net interest income	2,568	714	475	76	34	3,867
Other income	525	181	447	39	9	1,201

Total operating income	3,093	895	922	115	43	5,068
Administrative expenses	1,326	370	442	25	24	2,187
Impairment and amortisation of intangible assets	49	2	8	—	19	78
Depreciation of property, plant and equipment	56	10	24	1	1	92
Total operating expenses	1,431	382	474	26	44	2,357

Operating profit/(loss) before provisions	1,662	513	448	89	(1)	2,711
Provisions for impairment of loans and receivables	1,341	362	98	12	9	1,822
Provisions for liabilities and commitments	(3)	(1)	2	—	—	(2)
Amounts written off financial investments available for sale	18	4	—	7	—	29

Operating profit/(loss)	306	148	348	70	(10)	862
Associated undertakings	(1)	3	—	94	(54)	42
Profit on disposal of property	8	2	2	—	—	12
Construction contract income	12	—	—	—	—	12
Profit on disposal of businesses	106	—	—	—	—	106

Profit/(loss) before taxation	431	153	350	164	(64)	1,034

Other amounts
Loans and receivables to customers	90,788	25,573	8,427	3,352	1,349	129,489
Interests in associated undertakings	288	3	11	1,534	163	1,999
Total assets	128,459	30,918	14,629	6,825	1,343	182,174
Customer accounts	59,653	20,656	10,239	1,936	120	92,604
Total liabilities(2)	115,386	28,780	12,382	14,756	557	171,861
Ordinary shareholders’ equity(2)	5,259	1,499	819	886	9	8,472
Capital expenditure	202	7	79	1	1	290

1 Segmental information (continued)

	Restated(4) 2007
	Republic of Ireland € m	United Kingdom € m	Poland € m	North America € m	Rest of the world € m	Total € m
Operations by geographical segments(5)
Net interest income	2,145	857	343	56	17	3,418
Other income	684	265	446	43	12	1,450

Total operating income	2,829	1,122	789	99	29	4,868
Administrative expenses	1,502	439	384	39	12	2,376
Amortisation of intangible assets	41	1	18	—	—	60
Depreciation of property, plant and equipment	58	11	15	1	—	85
Total operating expenses	1,601	451	417	40	12	2,521

Operating profit before provisions	1,228	671	372	59	17	2,347
Provisions for impairment of loans and receivables	107	(3)	2	—	—	106
Provisions for liabilities and commitments	(6)	(1)	(1)	—	—	(8)
Amounts written off financial investments available for sale	1	—	—	—	—	1

Operating profit	1,126	675	371	59	17	2,248
Associated undertakings	10	—	1	120	—	131
Profit on disposal of property	76	—	—	—	—	76
Construction contract income	55	—	—	—	—	55
(Loss)/profit on disposal of businesses	(1)	2	—	—	—	1

Profit before taxation	1,266	677	372	179	17	2,511

Other amounts
Loans and receivables to customers	85,706	31,683	6,638	2,583	993	127,603
Interests in associated undertakings	303	—	4	1,401	—	1,708
Total assets	124,291	35,337	12,152	5,056	1,052	177,888
Customer accounts	50,024	22,146	8,224	914	—	81,308
Total liabilities(2)	111,542	35,314	10,259	9,212	357	166,684
Ordinary shareholders’ equity(2)	6,439	1,789	790	249	89	9,356
Capital expenditure	210	10	41	1	4	266

(1)	Gain on redemption of subordinated liabilities is recorded within the Group division.
(2)

The fungible nature of liabilities within the banking industry inevitably leads to allocations of liabilities to segments, some of which are necessarily subjective. Accordingly, the directors believe that the analysis of total assets is more meaningful than the analysis of ordinary shareholders’ equity or liabilities.

(3)	Comprises share based payments expense.
(4)	Restated due to change in accounting policy for insurance contracts—see Accounting policies—Basis of preparation.
(5)	The geographical distribution of profit before taxation is based primarily on the location of the office recording the transaction.
(6)	Gain on redemption of subordinated liabilities is recorded within the Republic of Ireland.

Notes to the accounts

2 Interest and similar income

	2009 € m	2008 € m	2007 € m
Interest on loans and receivables to customers	5,405	8,336	7,408
Interest on loans and receivables to banks	103	420	518
Interest on trading portfolio financial assets	13	200	393
Interest on financial investments available for sale	988	1,246	1,021
Interest on financial investments held to maturity	87	26	—

	6,596	10,228	9,340

Interest income in 2009 includes a credit of € 597 million (2008: a charge of € 69 million; 2007: a charge of € 74 million) removed from equity in respect of cash flow hedges.

3 Interest expense and similar charges

	2009 € m	2008 € m	2007 € m
Interest on deposits by banks	501	1,380	1,585
Interest on customer accounts	1,810	2,867	2,349
Interest on debt securities in issue	777	1,865	1,736
Interest on subordinated liabilities and other capital instruments	275	249	252

	3,363	6,361	5,922

Interest expense in 2009 includes a charge of € 120 million (2008: a credit of € 35 million; 2007: a credit of € 25 million) removed from equity in respect of cash flow hedges.

4 Dividend income

The dividend income relates to income from equity shares held as financial investments available for sale.

5 Net fee and commission income

	2009 € m	2008 € m	2007 € m
Retail banking customer fees	599	696	846
Credit related fees	135	138	127
Asset management & investment banking fees	152	221	308
Brokerage fees	57	70	116
Insurance commissions	53	58	56
Fee and commission income	996	1,183	1,453
Irish Government Guarantee Scheme expense	(147)	(28)	—
Other fee and commission expense	(88)	(114)	(197)
Fee and commission expense	(235)	(142)	(197)

	761	1,041	1,256

6 Net trading income/(loss)
	2009 € m	2008 € m	2007 € m
Foreign exchange contracts	47	(46)	113
Debt securities and interest rate contracts	26	38	(69)
Credit derivative contracts	(65)	(53)	—
Equity securities and index contracts	3	(12)	30

	11	(73)	74

The total hedging ineffectiveness on cash flow hedges reflected in the income statement amounted to a credit of € 26 million (2008: a credit of € 8 million; 2007: a charge of € 13 million) and is included in net trading income.

7 Gain on redemption of capital instruments

As part of the Group’s initiative to raise additional core tier 1 capital, the Group completed the exchange of non-core tier 1 and upper tier 2 capital instruments for a lower tier 2 issue on 25 June 2009. This involved the redemption of the securities outlined below at a discount to their nominal value or issue price, but at a premium to their trading range. The consideration for the redemption was the issue of euro and sterling subordinated capital instruments. This exchange of debt is accounted for under IAS 39 and met the requirements to be treated as an extinguishment of the original instruments. It resulted in a total gain of € 1,161 million (€ 1,161 million after taxation) with € 623 million being recorded in the income statement and a gain of € 538 million being recorded directly in equity. The gain recorded in the income statement relates to those instruments which were held as liabilities on the statement of financial position as ‘Subordinated liabilities and other capital instruments’ whilst the gain recorded directly in equity refers to instruments recorded under ‘Shareholders’ equity’. The tables below set out the carrying values of each instrument tendered for exchange, the consideration given and costs arising, to arrive at the gain on redemption.

Instruments exchanged	Percentage Exchanged	€ m
Subordinated liabilities and other capital instruments
€ 200m Fixed Rate Perpetual Subordinated Notes	73%	146
Stg£ 400m Perpetual Callable Step-Up Subordinated Notes	85%	400
Stg£ 350m Fixed Rate/Floating Rate Guaranteed Non-Voting Non-cumulative Perpetual Preferred Securities	90%	366
€ 500m Fixed Rate/Floating Rate Guaranteed Non-Voting Non-cumulative Perpetual Preferred Securities	81%	403
Shareholder’s equity and non-controlling interest
€ 500m 7.5 per cent Step-up Callable Perpetual Reserve Capital Instrument (“RCI”)	52%	258
€ 1bn Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities (“LPI”)	81%	801

Total carrying value of instruments exchanged		2,374

Consideration given including costs
€ 868,518,000 12.5 per cent subordinated notes due 25 June 2019		802
Stg£ 368,253,000 12.5 per cent subordinated notes due 25 June 2019		403
Costs		8

Total consideration including costs		1,213

Gain on redemption of capital instruments		1,161

The subordinated liabilities and other capital instruments were exchanged at discounts ranging from 33% to 50%. The gain relating to the subordinated liabilities and other capital instruments recognised in the income statement amounted to € 623 million (€ 623 million after taxation). The gain in relation to the redemption of the RCI and LPI amounted to € 538 million (€ 538 million after taxation) and this has been recognised directly in equity. The subordinated liabilities and other capital instruments of the Group as at 31 December 2009 are set out in note 48; the RCI in note 52; and LPI in note 53.

Notes to the accounts

8 Other operating income

	2009 € m	2008 € m	2007 € m
Profit on disposal of available for sale debt securities	165	71	3
Profit on disposal of available for sale equity shares	8	75	49
Miscellaneous operating income(1)	32	60	37

	205	206	89

(1)	Includes a charge of €9 million (2008: a credit of € 5 million 2007: a credit of € 2 million) in respect of foreign exchange gains and losses.

9 Administrative expenses

	Group			Allied Irish Banks, p.l.c.
	2009 € m	2008 € m	2007 € m	2009 € m	2008 € m	2007 € m
Personnel expenses
Wages & salaries(1)	987	1,105	1,206	659	674	760
Share-based payment schemes (note 10)	1	2	43	(2)	(5)	29
Retirement benefits (note 11)	(20)	112	158	(16)	81	113
Social security costs	114	132	135	69	80	78
Other personnel expenses	31	61	73	(22)	26	5
	1,113	1,412	1,615	688	856	985
General and administrative expenses	628	775	761	287	360	385

	1,741	2,187	2,376	975	1,216	1,370

Employee numbers by division are set out in note 65.

10 Share-based compensation schemes

The Group operates a number of share-based compensation schemes as outlined below on terms approved by the shareholders. The share-based compensation schemes which AIB Group operates in respect of ordinary shares in Allied Irish Banks, p.l.c., are:

(i)	The AIB Group Share Option Scheme;

(ii)	Employees’ Profit Sharing Schemes;

(iii)	AIB Save As You Earn (SAYE) Share Option Scheme UK; and

(iv)	AIB Group Performance Share Plan 2005.

BZWBK operates a Long Term Incentive scheme with grants of shares in BZWBK and this scheme is described below.

(i) AIB Group Share Option Scheme

The following disclosures regarding the “AIB Group Share Option Scheme” (the ‘2000 Scheme’) relate to both AIB Group and to Allied Irish Banks, p.l.c.. The 2000 Scheme was approved by shareholders at the 2000 AGM. This Scheme has been replaced by the AIB Group Performance Share Plan 2005 (see below), which was approved by shareholders at the 2005 AGM and further grants of options over the Company’s shares will not be made, except in exceptional circumstances. Options were last granted under this scheme in 2005, and these options vested in 2008 based on the 2007 earnings per share out-turn, and are exercisable up to 2015.

10 Share-based compensation schemes (continued)

The following table summarises the share option scheme activity over each of the years ended 31 December 2009, 2008 and 2007.

Group

	2009		2008		2007
	Number of options ‘000	Weighted average exercise price €	Number of options ‘000	Weighted average exercise price €	Number of options ‘000	Weighted average exercise price €
Outstanding at 1 January	11,057.6	13.27	11,132.1	13.27	14,042.5	12.90
Exercised	—	—	(24.5)	12.71	(2,672.8)	11.53
Forfeited	(9.0)	12.59	(50.0)	13.42	(237.6)	10.66

Outstanding at 31 December	11,048.6	13.28	11,057.6	13.27	11,132.1	13.27

Exercisable at 31 December	11,048.6	13.28	11,057.6	13.27	9,732.5	12.85

The following tables present the number of options outstanding at 31 December 2009, 2008 and 2007.

Group

	2009
	Weighted average remaining contractual life in years	Number of options outstanding ‘000	Weighted average exercise price €
Range of exercise price
€ 11.98 - € 13.90	2.90	9,656.0	12.85
€ 16.20 - € 18.63	5.34	1,392.6	16.21

	2008
	Weighted average remaining contractual life in years	Number of options outstanding ‘000	Weighted average exercise price €
Range of exercise price
€ 11.98 - € 13.90	3.90	9,665.0	12.85
€ 16.20 - € 18.63	6.34	1,392.6	16.21

	2007
	Weighted average remaining contractual life in years	Number of options outstanding ‘000	Weighted average exercise price €
Range of exercise price
€ 11.98 - € 13.90	4.90	9,732.5	12.85
€ 16.20 - € 18.63	7.34	1,399.6	16.21

Notes to the accounts

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

Eligible employees in the Republic of Ireland may elect to receive any profit sharing allocations either in shares or in cash. Such shares are held by Trustees for a minimum period of two years and are required to be held for a total period of three years for the employees to obtain the maximum tax benefit. Such employees may elect to forego an amount of salary, subject to certain limitations, towards the acquisition of additional shares. The maximum market value of shares that may be appropriated to any employee in a year may not exceed € 12,700. No shares were distributed in 2009 to employees in respect of this Scheme. During 2008, 1,104,540 ordinary shares, with a value of € 15.0 million, were distributed in respect of 2007, (2007: 1,207,757 ordinary shares, with a value of € 27.3 million) to employees participating in the Profit Sharing Scheme in the Republic of Ireland. In addition, in 2008, 735,219 ordinary shares, with a value of € 10.0 million, (2007: 779,141 ordinary shares with a value of € 17.6 million) were purchased by employees through the salary foregone facility. This Scheme is not a share based payments scheme as defined by IFRS 2 - Share Based Payment.

A Share Ownership Plan (‘the Plan’) operates in the UK in place of a profit sharing scheme. The Plan, which was approved by shareholders at the 2002 Annual General Meeting, provides for the acquisition by eligible employees of shares in a number of categories: Partnership Shares, in which each eligible employee may invest up to Stg£ 1,500 per annum from salary; Free Shares, involving the award by the Company of shares up to the value of Stg£ 3,000 per annum per employee, and Dividend Shares which may be acquired by each eligible employee, by re-investing dividends of up to Stg£ 1,500 per annum. No shares were awarded during 2009 under the Free Share category.

Free Shares are forfeited on a sliding scale should the employee leave the service of the Group within three years of grant date. During 2008, a total of 277,066 ordinary shares with a value of € 3.8 million (2007: 320,352 ordinary shares with a value of € 7.2 million) were awarded under the Free Share category. The market value was determined as the mid-market price of the Company’s shares on the Irish Stock Exchange daily official list on the relevant date.

The following table summarises activity in the Free Share category during 2009, 2008 and 2007.

	2009	2008	2007
	Number of shares ‘000	Number of shares ‘000	Number of shares ‘000
Outstanding at 1 January	1,312.3	1,331.3	1,090.3
Granted	—	277.1	320.4
Forfeited	(8.3)	(15.2)	(23.5)
Vested	(312.0)	(280.9)	(55.9)

Outstanding at 31 December	992.0	1,312.3	1,331.3

(iii) AIB Save As You Earn (SAYE) Share Option Scheme UK

The Company operates a Save As You Earn Share Option Scheme (‘the Scheme’) in the UK. The Scheme is open to all employees of AIB Group in the UK who have completed six months continuous service at the date of grant. Under the Scheme, employees may opt to save fixed amounts on a regular basis, over a three-year period, subject to a maximum monthly saving of Stg£ 250 per employee. At the end of the three-year period, (a) a tax-free bonus equal to a multiple of the participants’ monthly contribution is added in line with rates approved by the Inland Revenue (1.8 times and 1.6 times for contracts entered into in 2007 and 2008 respectively) and (b) the participant has 6 months in which to exercise the option and purchase ordinary shares at the option price (being the average price per AIB ordinary share, on the London Stock Exchange on the day prior to grant date, less 20% discount); or the participant may withdraw the savings and bonus amount.

10 Share-based compensation schemes (continued)

The following table summarises activity during 2009, 2008 and 2007 for the SAYE Share Option Scheme UK.

	2009		2008		2007
	Number of options ‘000	Weighted average exercise price €	Number of options ‘000	Weighted average exercise price €	Number of options ‘000	Weighted average exercise price €
Outstanding at 1 January	868.1	10.93	1,003.7	16.30	1,549.4	10.60
Granted	—	—	1,472.2	10.36	635.5	17.80
Forfeited	(832.8)	10.86	(1,379.7)	13.67	(104.3)	13.73
Exercised	—	—	(228.1)	12.91	(1,076.9)	9.70

Outstanding at 31 December	35.3	15.58	868.1	10.93	1,003.7	16.30

Exercisable at 31 December	1.1	15.77	2.1	12.94	3.6	9.70

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

	2008	2007
Share price at grant date	€12.95	€22.24
Exercise price	€10.36	€17.80
Vesting period (years)	3	3
Expected volatility	27.9%	19.0%
Option life (years)	3.5	3.5
Expected life (years)	3	3
Risk-free rate	4.31%	4.06%
Expected dividends expressed as a dividend yield	4.5%	3.2%
Fair value per option	€3.22	€4.74

(iv) AIB Group Performance Share Plan 2005

The following disclosures regarding the AIB Group Performance Share Plan 2005 (‘the Plan’) relate to both AIB Group and to Allied Irish Banks, p.l.c.. The Plan was approved by the shareholders at the 2005 AGM. This Plan is designed to provide market-competitive incentives for senior executives, in the context of the Company’s long-term performance against stretching growth targets and the overall return to shareholders. Conditional grants of awards of ordinary shares are made to employees. These awards vest in full on the third anniversary of the grant if the performance conditions at (a) and (b) below are met:

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

Notes to the accounts

10 Share-based compensation schemes (continued)

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

In respect of awards granted in 2005 and 2006, the market value of the shares at the date of the grant was used to determine the value of the grant, adjusted to take into account expected vesting, for the part of the award subject to the EPS vesting criteria. In respect of the part of award subject to the TSR vesting criteria, the expense was determined at date of grant taking into account the expected vesting of the shares. For awards granted in 2007 and subsequent years, the TSR vesting criteria is also subject to an earnings underpin and the income statement expense is adjusted to take into account expected vesting.

At 31 December 2009, conditional grants of awards of 3,687,324 ordinary shares in aggregate were outstanding to 512 employees. As reported in the 2008 Annual Financial Report 64.4% of the 2005 awards (187,343 shares) had vested with effect from 2 March 2009.The 35.6% of the award (103,562 shares) which did not vest lapsed.

Subsequently, the performance conditions of the 2006 awards were measured over the years 2006, 2007 and 2008 in light of which, the remuneration committee determined that AIB failed to reach either of the performance conditions required and the outstanding awards of 1,288,257 shares lapsed on 21 March 2009. There were no awards of performance shares in 2009.

The following table summarises the Performance Share activity during 2009, 2008 and 2007.

	Number of shares
	2009 ‘000	2008 ‘000	2007 ‘000
Outstanding at 1 January	5,307.4	3,794.6	1,597.8
Granted	—	1,557.6	2,233.7
Vested	(187.3)	—	—
Lapsed	(1,391.8)	—	—
Forfeited	(41.0)	(44.8)	(36.9)

Outstanding at 31 December	3,687.3	5,307.4	3,794.6

The fair value of the shares at the date of grant was € 13.26 and € 22.85, for 2008 and 2007 respectively.

BZWBK Long Term Incentive Scheme

During 2006, BZWBK introduced a Long Term Incentive Scheme (‘the Scheme’) on terms approved by its shareholders. The Scheme is designed to provide market-competitive incentives for senior executives and key managers in the context of BZWBK’s long term performance against stretching growth targets.

During 2008, conditional awards of 288,112 ordinary shares of BZWBK were made to less than 600 employees (2007: 78,341 ordinary shares to less than 100 employees) each with vesting to take place on the date of the AGM approving the financial statements for the last year of the performance period. 25% of shares will vest, if EPS performance over the three year period, exceed the growth in the Polish CPI plus 8% per annum with up to 100% vesting on a straight line basis if EPS performance over the three year period exceeds Polish CPI plus 16% p.a.

In each case there is no re-test and the grant will expire after 3 years.

10 Share-based compensation schemes (continued)

The following table summarises option activity during 2009, 2008 and 2007:

	2009		2008		2007
	Number of shares	Weighted average exercise price €	Number of shares	Weighted average exercise price €	Number of shares	Weighted average exercise price €
Outstanding at 1 January	476,929	2.87	200,722	2.60	128,223	2.57
Granted	—	—	288,112	3.10	78,341	2.65
Forfeited	(19,499)	2.96	(11,905)	2.55	(5,842)	2.65
Exercised	(115,729)	2.44	—	—	—	—

Outstanding at 31 December	341,701	2.74	476,929	2.87	200,722	2.60

Exercisable at 31 December	—	—	—	—	—	—

The Black Scholes model has been used in estimating the value of the grant. The expected volatility is based on an analysis of historical volatility over an approximate 7 month period preceding the grant date.

The following table details the assumptions used and the resulting fair values provided by the option pricing model.

	2008	2007
Share price at grant date	€46.26	€77.46
Number of BZWBK shares granted in the year	288,112	78,341
Exercise price	€3.10	€2.65
Vesting period (years)	3	3
Options life (years)	3	3
Expected volatility	40.82%	40.69%
Risk-free rate	6.9%	4.9%
Expected dividends expressed as a dividend yield	2.01%	2.05%
Fair value per option	€37.88	€70.78

Income statement expense

The total expense arising from share-based payment transactions amounted to € 1 million in the year ended 31 December 2009 (2008: € 2 million; 2007: € 43 million).

Limitations on share-based payment schemes

The company complies with guidelines issued by the Irish Association of Investment Managers in relation to shares of Allied Irish Banks, p.l.c. issued under the above schemes.

11 Retirement benefits

The Group operates a number of pension and retirement benefit schemes for employees, the majority of which are funded. These include defined benefit and defined contribution schemes. In December 2007, the Group introduced a hybrid pension arrangement for employees in the Republic of Ireland who were not members of the defined benefit scheme. The hybrid pension arrangement includes elements of both a defined benefit and a defined contribution scheme.

(i) Defined benefit schemes

The Group operates a number of defined benefit schemes, the most significant being the AIB Group Irish Pension Scheme (‘the Irish scheme’) and the AIB Group UK Pension Scheme (‘the UK scheme’).The Irish scheme and the UK Scheme were closed to new members from December 1997. Staff joining the Group in the Republic of Ireland between December 1997 and December 2007 became members of the Defined Contribution (“DC”) scheme. A hybrid pension arrangement was introduced in Ireland in December 2007 and members of the Irish DC scheme had the option at that time to switch to the hybrid pension arrangement. Staff joining the Group in the Republic of Ireland after December 2007 automatically join the hybrid pension arrangement. Members of the hybrid scheme become members of the Irish scheme in respect of their basic annual salary up to a certain limit. Those members whose salaries exceed the limit will also remain members of the DC scheme in respect of that part of their basic annual salary above the limit.

Notes to the accounts

11 Retirement benefits (continued)

Approximately 86 per cent of staff in the Republic of Ireland are members of the Irish scheme while 46 per cent of staff in the UK are members of the UK scheme.

Retirement benefits for the defined benefit schemes are calculated by reference to service and pensionable salary at normal retirement date. The benefits payable to future retirees of the Irish and UK schemes were amended during 2009. Retirement benefits payable upon retirement will in future be based on the average pensionable salary over the five years before retirement, as opposed to being payable on the level of final salary, subject to a retiree not receiving a pension lower than their current accrued benefit. The effect of this curtailment is a reduction of € 159 million on the liability and a gain to the income statement of € 159 million.

Independent actuarial valuations for the main Irish and UK schemes are carried out on a triennial basis by the Group’s actuary, Mercer. The last such valuations were carried out on 30 June 2006 using the Attained Age Method. The schemes are funded and a contribution rate of 28.6% of pensionable salaries was set for the Irish scheme with effect from 1 January 2007. This funding rate was amended following the introduction of the hybrid pension arrangement and from January 2009, was set at 23%. Members of the hybrid pension arrangement contribute 5% of pensionable salary.

For the UK scheme a contribution rate of 30.8% of pensionable salaries together with annual payments of Stg£ 17 million from 1 January 2007 to 31 December 2011 increasing to Stg£ 29 million per annum for five years thereafter has been set.A contribution of Stg£ 34 million was paid into the UK Defined Benefit scheme in December 2008 as an advancement of the annual payments for 2009 and 2010. The Group agreed with the Trustees of the Irish scheme that it will fund the deficit over approximately 15 years (UK scheme: 10 years). The total contribution to the defined benefit pension schemes in 2010 is estimated to be € 115 million approximately. The actuarial valuations are available for inspection to the members of the schemes.

The following table summarises the financial assumptions adopted in the preparation of these accounts in respect of the main schemes. The assumptions, including the expected long-term rate of return on assets, have been set based upon the advice of the Group’s actuary.

	as at 31 December
	2009	2008
	%	%
Financial assumptions

Irish scheme
Rate of increase in salaries(1)	3.50	4.00
Rate of increase of pensions in payment	2.00	2.00
Expected return on scheme assets	7.10	7.58
Discount rate	6.00	5.80
Inflation assumptions	2.00	2.00

UK scheme
Rate of increase in salaries(1)	4.25	4.00
Rate of increase of pensions in payment	3.50	2.75
Expected return on scheme assets	6.86	6.99
Discount rate	5.70	6.25
Inflation assumptions (RPI)	3.50	2.75

Other schemes
Rate of increase in salaries	3.5 - 4.25	4.00
Rate of increase of pensions in payment	0.0 - 3.5	0.0 - 2.75
Expected return on scheme assets	6.6 - 7.4	6.8 - 8.0
Discount rate	5.5 - 6.0	5.8 - 6.5
Inflation assumptions	2.0 - 4.0	2.0 - 2.75

(1)	The rate of increase in salaries includes the impact of salary scale improvements.

11 Retirement benefits (continued)

Mortality assumptions

The mortality assumptions for the Irish and UK schemes have been updated since 31 December 2008. The updated life expectancies underlying the value of the scheme liabilities for the Irish and UK schemes at 31 December 2009 are shown in the table below with comparatives for 2008:

		Life expectancy - years
		Irish scheme		UK scheme
		2009	2008	2009	2008
Retiring today age 63
	Males	22.5	21.7	24.7	23.1
	Females	25.6	24.6	27.0	26.0
Retiring in 10 years at age 63
	Males	25.5	23.9	25.6	25.0
	Females	28.6	26.9	28.0	27.8

Sensitivity analysis for principal assumptions used to measure scheme liabilities

There are inherent uncertainties surrounding the financial assumptions adopted in calculating the actuarial valuation of the AIB Group Pension Schemes. Set out in the table below is a sensitivity analysis for the key assumptions for the Irish scheme and the UK scheme. Note that the change in assumptions are independent of each other i.e. the effect of the reflected change in the discount rate assumes that there has been no change in the rate of mortality assumption and vice versa.

Assumption	Change in assumption	Impact on scheme liabilities
		Irish scheme	UK scheme

Inflation	Increase by 0.25%	Increase by 2.9%	Increase by 3.7%

Salary growth	Increase by 0.25%	Increase by 1.3%	Increase by 1.4%

Discount rate	Increase by 0.25%	Decrease by 4.5%	Decrease by 5.4%

Rate of mortality	Increase life expectancy by 1 year	Increase by 2.1%	Increase by 2.3%

The following tables set out on a combined basis for all schemes, the fair value of the assets held by the schemes together with the long-term rate of return expected for each class of asset for the Group and for Allied Irish Banks, p.l.c.. The expected rates of return on individual asset classes are estimated using current and projected economic and market factors at the measurement date in consultation with the Group’s actuaries.

	2009			2008
	Long term rate of return expected	Value	Scheme assets	Long term rate of return expected	Value	Scheme assets
Group	%	€ m	%	%	€ m	%
Equities	8.0	2,094	71	8.9	1,607	64
Bonds	4.5	483	16	4.3	504	20
Property	6.0	195	7	6.0	274	11
Cash/other	3.6	167	6	3.9	114	5

Total market value of assets	7.0	2,939	100	7.4	2,499	100
Actuarial value of liabilities of funded schemes		(3,595)			(3,548)

Deficit in the funded schemes		(656)			(1,049)
Unfunded deferred benefit obligation		(58)			(56)

Net pension deficit		(714)			(1,105)

Notes to the accounts

11 Retirement benefits (continued)

	2009			2008
	Long term rate of return expected	Value	Scheme assets	Long term rate of return expected	Value	Scheme assets
Allied Irish Banks, p.l.c.	%	€ m	%	%	€ m	%
Equities	8.0	1,633	72	8.9	1,271	66
Bonds	4.5	300	13	4.3	339	17
Property	6.0	180	8	6.0	260	13
Cash/other	3.7	148	7	4.8	71	4

Total market value of assets	7.1	2,261	100	7.6	1,941	100
Actuarial value of liabilities of funded schemes		(2,777)			(2,928)

Deficit in the funded schemes		(516)			(987)
Unfunded deferred benefit obligation		(49)			(48)

Net pension deficit		(565)			(1,035)

At 31 December 2009, the Group pension scheme assets included AIB shares amounting to € 6 million (2008: € 7 million). For Allied Irish Banks, p.l.c. this amounted to € 6 million (2008: € 7 million). Included in the actuarial value of the liabilities is an amount in respect of commitments to pay annual pensions amounting to € 109,813 (2008: € 117,272) in aggregate to a number of former directors.

The following table sets out the components of the defined benefit expense for each of the three years ended 31 December 2009, 2008 and 2007.

	Group
	2009 € m	2008 € m	2007 € m
Included in administrative expenses:
Current service cost	91	110	128
Past service cost	2	3	11
Expected return on pension scheme assets	(189)	(247)	(235)
Interest on pension scheme liabilities	211	221	218
Curtailment	(159)	—	—

Cost of providing defined retirement benefits	(44)	87	122

The actual return/(loss) on scheme assets during the year ended 31 December 2009 was € 339 million (2008: a loss of € 1,120 million; 2007: a gain of € 23 million)

	Group			Allied Irish Banks, p.l.c.
	2009 € m	2008 € m	2007 € m	2009 € m	2008 € m	2007 € m
Movement in defined benefit obligation during the year
Defined benefit obligation at beginning of year	3,604	4,116	4,634	2,976	3,169	3,515
Current service cost	91	110	128	75	89	99
Past service cost	2	3	11	—	2	9
Interest cost	211	221	218	170	173	165
Contributions by employees	7	7	—	7	7	—
Actuarial (gains) and losses	(30)	(560)	(682)	(179)	(396)	(580)
Benefits paid	(116)	(103)	(100)	(96)	(82)	(78)
Curtailments/settlements	(159)	—	(7)	(127)	—	(7)
Transfer between schemes	—	—	—	—	14	46
Translation adjustment on non-euro schemes	43	(190)	(86)	—	—	—

Defined benefit obligation at end of year	3,653	3,604	4,116	2,826	2,976	3,169

11 Retirement benefits (continued)

	Group			Allied Irish Banks, p.l.c.
	2009 € m	2008 € m	2007 € m	2009 € m	2008 € m	2007 € m
Movement in the scheme assets during the year
Fair value of scheme assets at beginning of year	2,499	3,693	3,697	1,941	2,916	2,895
Expected return	189	247	235	148	199	187
Actuarial gains and (losses)	150	(1,367)	(212)	114	(1,208)	(219)
Contributions by employer	170	189	145	147	100	91
Contributions by employees	7	7	—	7	7	—
Benefits paid	(116)	(103)	(100)	(96)	(82)	(77)
Settlements	—	—	(7)	—	—	(7)
Transfer between schemes	—	—	—	—	8	46
Translation adjustment on non-euro schemes	40	(167)	(65)	—	1	—

Fair value of scheme assets at end of year	2,939	2,499	3,693	2,261	1,941	2,916

	Group			Allied Irish Banks, p.l.c.
	2009 € m	2008 € m	2007 € m	2009 € m	2008 € m	2007 € m
Analysis of the amount recognised in the statement of comprehensive income
Actual return less expected return on pension scheme assets	150	(1,367)	(212)	114	(1,208)	(219)
Experience gains and losses on scheme liabilities	122	(51)	(32)	64	(54)	(36)
Changes in demographic and financial assumptions	(92)	611	714	115	450	616
Actuarial gain recognised	180	(807)	470	293	(812)	361
Deferred tax	(6)	101	(74)	(37)	102	(44)

Recognised in the consolidated statement of comprehensive income(1)	174	(706)	396	256	(710)	317

(1)

The Group’s share of recognised (losses)/gains in associated undertakings, in the consolidated statement of comprehensive income includes an actuarial gain of € 9 million for the year ended 31 December 2009 (2008: an actuarial loss of € 21 million; 2007: an actuarial loss of € 3 million).

	Group
	2009 € m	2008 € m	2007 € m	2006 € m	2005 € m
History of experience gains and losses
Difference between expected and actual return on scheme assets:
Amount	150	(1,367)	(212)	234	374
Percentage of scheme assets	5%	55%	6%	6%	12%
Experience gains and losses on scheme liabilities:
Amount	122	(51)	(32)	(121)	(62)
Percentage of scheme liabilities	3%	1%	1%	2%	1%
Total gross amount recognised in SOCI(1):
Amount	180	(807)	470	227	(344)
Percentage of scheme liabilities	5%	22%	11%	5%	8%

(1) Statement of comprehensive income

	2009 € m	2008 € m	2007 € m	2006 € m	2005 € m
Defined benefit pension schemes
Funded defined benefit obligation	3,595	3,548	4,062	4,551	4,272
Scheme assets	2,939	2,499	3,693	3,697	3,135
Deficit within funded schemes	656	1,049	369	854	1,137
Unfunded deferred benefit obligation	58	56	54	83	90
Deficit within schemes	714	1,105	423	937	1,227

Notes to the accounts

11 Retirement benefits (continued)

	Allied Irish Banks, p.l.c.
	2009 € m	2008 € m	2007 € m	2006 € m	2005 € m
History of experience gains and losses
Difference between expected and actual return on scheme assets:
Amount	114	(1,208)	(219)	195	298
Percentage of scheme assets	5%	62%	8%	7%	12%
Experience gains and losses on scheme liabilities:
Amount	64	(54)	(36)	(148)	(69)
Percentage of scheme liabilities	2%	2%	1%	4%	2%
Total gross amount recognised in SOCI(1):
Amount	293	(812)	361	175	(244)
Percentage of scheme liabilities	10%	27%	11%	5%	8%

(1) Statement of comprehensive income.

	2009 € m	2008 € m	2007 € m	2006 € m	2005 € m
Defined benefit pension plans
Funded defined benefit obligation	2,777	2,928	3,128	3,443	3,193
Plan assets	2,261	1,941	2,916	2,895	2,472
Deficit within funded plans	516	987	212	548	721
Unfunded deferred benefit obligation	49	48	41	72	83
Deficit within plans	565	1,035	253	620	804

The following table details benefits expected to be paid over each of the next five years and in aggregate for the five years thereafter.

	2010 € m	2011 € m	2012 € m	2013 € m	2014 € m	2015-2019 € m
Future benefits expected to be paid
AIB Group Irish Pension Scheme	87	91	95	100	105	600
AIB Group UK Pension Scheme	20	21	23	24	25	135

(ii) Defined contribution schemes

The Group operates a number of defined contribution schemes. The defined benefit scheme in Ireland and the UK was closed to new members from December 1997. Employees joining after December 1997 joined on a defined contribution basis.

In December 2007, the Group introduced a hybrid pension scheme for employees in the Republic of Ireland who are not members of the defined benefit scheme. Staff joining the Group in the Republic of Ireland after December 2007 automatically join the hybrid pension arrangement. This scheme includes elements of both a defined benefit and a defined contribution scheme. Employees who join the new hybrid scheme become members of the Irish scheme. The standard contribution rate in Ireland was 8% during 2007 and increased to 10% in respect of the defined contribution elements of the hybrid scheme.

With regard to the UK, staff joining after December 1997 join on a defined contribution basis. Staff joining from 1 January 2009 join a new enhanced defined contribution scheme. Existing members of the defined contribution scheme were also given the opportunity to join the enhanced scheme. The new enhanced scheme has increments in the contributions ranging from 5% to 20%, increasing as the employee gets older. The member contribution rate also increases with age. These members are also accruing benefits under S2P (the State Second Pension).

The total cost in respect of defined contribution schemes for 2009 was € 16 million (2008: € 18 million; 2007: € 36 million), included in administrative expenses (see note 9). For Allied Irish Banks, p.l.c., the total cost amounted to € 9 million (2008: € 10 million; 2007: € 26 million).

(iii) Payment Protection Insurance

AIB provide an additional benefit to employees in the form of payment protection insurance. It provides for the partial replacement of income in event of illness or injury resulting in the employee’s long term absence from work. In 2009, the Group contributed € 8 million (2008: € 7 million) towards employee payment protection insurance. This amount is included in administrative expenses (see note 9). In 2007 and prior years, the cost was included within retirement benefit expense.

12 Amounts written off financial investments available for sale

	2009 € m	2008 € m	2007 € m
Debt securities	20	24	—
Equity securities	4	5	1

	24	29	1

13 Profit on disposal of property

2009

The sale of properties which were surplus to business requirements gave rise to a profit on disposal of € 2 million. In addition, the Group continued with its sale and leaseback programme announced in 2006 and 15 properties were sold giving rise to a profit before tax of € 21 million (€ 17 million after tax). The leases qualify as operating leases and the commitments in respect of the operating lease rentals (initial rent payable € 2 million per annum) are included in note 64 Commitments, operating lease rentals.

2008

The sale of properties which were surplus to business requirements gave rise to a profit on disposal of € 10 million. In addition, the Group continued with its sale and leaseback programme announced in 2006 and 2 properties were sold giving rise to a profit before tax of € 2 million (€ 1 million after tax). The leases qualify as operating leases and the commitments in respect of the operating lease rentals (initial rent payable € 0.3 million per annum) are included in note 64 Commitments, operating lease rentals.

2007

The sale of properties which were surplus to business requirements gave rise to a profit on disposal of € 12 million. In addition, the Group continued with its sale and leaseback programme announced in 2006 and 22 properties were sold giving rise to a profit before tax of € 64 million (€ 58 million after tax). The leases qualify as operating leases and the commitments in respect of the operating lease rentals (initial rent payable € 3.6 million per annum) are included in note 64 Commitments, operating lease rentals.

14 Construction contract income

	2009 € m	2008 € m	2007 € m
Construction revenue	1	17	101
Construction expense	—	(5)	(46)

	1	12	55

In 2005,AIB sold land at its Bankcentre headquarters to a syndicate of investors, the Serpentine Consortium. The consortium outsourced the construction of a new development on the above land to Blogram Limited, a subsidiary of Allied Irish Banks, p.l.c., on a fixed price contract basis. Practical completion of the building was achieved on 1 October 2007. Total consideration amounted to € 363 million and was paid in full by the Serpentine Consortium by 31 December 2007. As at 31 December 2009, 100% of construction profit had been recognised in the income statement (2008: 99.94%; 2007: 97.06%). Construction contract income net of tax amounted to € 1 million (2008: € 11 million; 2007: € 48 million).

Dohcar Limited, a subsidiary of Allied Irish Banks, p.l.c., contracted with the Serpentine Consortium to lease the property on completion at an initial rent of € 16.1 million per annum for a period of 31 years with a break clause at year 23. Future lease rental commitments in respect of this transaction have been reported in the accounts (see note 64).

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

Notes to the accounts

15 Profit on disposal of businesses

2009

There were no disposals of businesses during the year ended 31 December 2009.

2008

In January 2008, an arrangement with First Data Corporation was finalised. This arrangement involved the disposal of the Group’s merchant acquiring businesses which comprised property, plant and equipment amounting to € 3 million and merchant contracts which are intangible assets and had not been recorded in the books. These assets were acquired by a group operating under the name AIB Merchant Services in which AIB Group holds a 49.9% share with First Data Corporation holding 50. 1%. The transaction gave rise to a profit on disposal of € 106 million before tax (tax charge: Nil).

AIB is accounting for its interest in AIB Merchant Services as an associated undertaking and recognised € 8 million profit after tax in the income statement in the period from the date of the transaction to 31 December 2009.

2007

The profit on disposal of businesses in 2007 includes the final accrual of € 2 million (tax charge € 0.6 million) arising from the sale of the Govett business in 2003.

16 Auditor’s fees

		2009 € m	2008 € m	2007 € m
Auditor’s fees (including VAT):
Audit work:	Statutory audit	4.2	4.7	5.5
	Audit related services	0.9	0.8	1.0
Non-audit work:	Taxation services	0.6	0.9	0.9
	Other consultancy	2.4	0.6	0.3
		3.0	1.5	1.2

		8.1	7.0	7.7

Audit related services include fees for assignments which are of an audit nature. These fees include assignments where the Auditor provides assurance to third parties.

In the year ended 31 December 2009, 23% (2008: 21%; 2007: 33%) of the total statutory audit fees and 55% (2008: 67%; 2007: 27%) of the audit related services fees were paid to overseas associates of the Auditor.

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

17 Income tax (income)/expense

	2009 € m	2008 € m	2007 € m
Allied Irish Banks, p.l.c. and subsidiaries
Corporation tax in Republic of Ireland
Current tax on income for the period	(34)	79	203
Adjustments in respect of prior periods	(4)	(40)	(10)
	(38)	39	193
Double taxation relief	(2)	(16)	(25)

	(40)	23	168
Foreign tax
Current tax on income for the period	124	116	257
Adjustments in respect of prior periods	(9)	(4)	10
	115	112	267

	75	135	435
Deferred taxation
Origination and reversal of temporary differences	(381)	(9)	20
Adjustments in respect of prior periods	(16)	18	(13)

Total income tax (income)/expense	(322)	144	442

Effective income tax rate	12.1%	14.0%	17.6%

Factors affecting the effective income tax rate

The effective income tax rate for 2009 is higher (2008 and 2007 lower) than the weighted average of the Group’s statutory corporation tax rates across its geographic locations. The differences are explained below.

	2009	2008	2007
	%	%	%
Weighted average corporation tax rate	11.0	20.4	19.7
Effects of:
Expenses not deductible for tax purposes	(1.1)	2.1	0.6
Exempted income, income at reduced rates and tax credits	6.2	(3.5)	(0.8)
Income taxed at higher rates	(0.2)	0.3	0.3
Net effect of differing tax rates overseas	(0.3)	0.7	0.2
Other differences	(1.4)	(0.6)	(0.2)
Tax on associated undertakings	(3.2)	(2.6)	(1.7)
Adjustments to tax charge in respect of previous periods	1.1	(2.8)	(0.5)

Effective income tax rate	12.1	14.0	17.6

Notes to the accounts

18 Non-controlling interests in subsidiaries

	2009 € m	2008 € m	2007 € m
The profit attributable to non-controlling interests is analysed as follows:
Ordinary share interest in subsidiaries	59	70	69
Other equity interest in subsidiaries (note 53)	20	48	48

	79	118	117

A distribution of € 20 million was paid in June 2009 in conjunction with the redemption of € 801 million of the € 1 billion perpetual preferred securities (see notes 7 and 53).

19 Earnings per share

The calculation of basic earnings per unit of € 0.32 ordinary share is based on the (loss)/profit attributable to ordinary shareholders divided by the weighted average ordinary shares in issue excluding treasury shares and own shares held.

The diluted earnings per share is based on the (loss)/profit attributable to ordinary shareholders divided by the weighted average ordinary shares in issue excluding treasury shares and own shares held adjusted for the effect of dilutive potential ordinary shares.

			Restated(1)		Restated(1)
	2009 € m		2008 € m		2007 € m
(a) Basic
(Loss)/profit attributable to equity holders of the parent		(2,413)		772		1,952
Distributions to other equity holders (note 21)		(44)		(38)		(38)
Gain on redemption of RCI and LPI recognised in equity (note 7)		538		—		—

(Loss)/profit attributable to ordinary shareholders		(1,919)		734		1,914

	Number of shares (millions)
Weighted average number of shares in issue during the period		880.6		879.9		876.7
Contingently issuable shares(2)		11.5		—		—

Weighted average number of shares		892.1		879.9		876.7

(Loss)/earnings per share	EUR	(215.2c )	EUR	83.4c	EUR	218.3c

			Restated(1)		Restated(1)
	2009 € m		2008 € m		2007 € m
(b) Diluted
(Loss)/profit attributable to ordinary shareholders (note 19(a))		(1,919)		734		1,914
Dilutive impact of potential ordinary shares in subsidiary and associated companies		—		(1)		(2)

Adjusted (loss)/profit attributable to ordinary shareholders		(1,919)		733		1,912

	Number of shares (millions)
Weighted average number of shares in issue during the period		880.6		879.9		876.7
Dilutive effect of options outstanding		— (3)		0.2		5.2
Contingently issuable shares(2)		11.5		—		—
Potential weighted average number of shares		892.1		880.1		881.9

(Loss)/earnings per share—diluted	EUR	(215.2c )	EUR	83.3c	EUR	216.8c

(1)	Restated due to change in accounting policy for insurance contracts—see Accounting policies—Basis of preparation.
(2)

Contingently issuable shares are treated as outstanding from 14 December 2009, the date the ‘Dividend Stopper’ came into effect (see note 55 (vi)). The shares relate to the number of shares (on a time apportioned basis) that would issue to the NPRFC, if the coupon on the € 3.5 billion Preference Shares is not paid in cash.

(3)	The incremental shares from assumed conversions of options and warrants are not included in calculating the diluted per share amounts because they are anti-dilutive.

20 Adjusted earnings per share

	Profit attributable			Earnings per share
		Restated(1)	Restated(1)		Restated(1)	Restated(1)
	2009 € m	2008 € m	2007 € m	2009 cent	2008 cent	2007 cent
(a) Basic earnings per share
As reported (note 19(a))	(1,919)	734	1,914	(215.2)	83.4	218.3
Adjustments:
Construction contract income (note 14)	(1)	(11)	(48)	(0.1)	(1.2)	(5.5)
Hedge volatility(2)	27	(26)	—	3.0	(3.0)	—
Profit on disposal of property(3)	(17)	(1)	(58)	(1.9)	(0.2)	(6.6)
Profit on disposal of businesses (note 15)	—	(106)	—	—	(12.0)	—
Gain on redemption of capital instruments (note 7)	(1,161)	—	—	(130.2)	—	—

	(3,071)	590	1,808	(344.4)	67.0	206.2

	Profit attributable			Earnings per share
		Restated(1)	Restated(1)		Restated(1)	Restated(1)
	2009 € m	2008 € m	2007 € m	2009 cent	2008 cent	2007 cent
Diluted earnings per share
As reported (note 19(b))	(1,919)	733	1,912	(215.2)	83.3	216.8
Adjustments:
Construction contract income (note 14)	(1)	(11)	(48)	(0.1)	(1.2)	(5.5)
Hedge volatility(2)	27	(26)	—	3.0	(3.0)	—
Profit on disposal of property(3)	(17)	(1)	(58)	(1.9)	(0.2)	(6.5)
Profit on disposal of businesses (note 15)	—	(106)	—	—	(12.0)	—
Gain on redemption of capital instruments (note 7)	(1,161)	—	—	(130.2)	—	—

	(3,071)	589	1,806	(344.4)	66.9	204.8

(1)	Restated due to change in accounting policy for insurance contracts—see Accounting policies—Basis of preparation.
(2)	Hedge volatility (hedging ineffectiveness and derivative volatility) is included in net trading income.
(3)	Profit on disposal of property is related to the sale and leaseback programme (see note 13).

Although not required under IFRS, adjusted earnings per share is presented to help readers understand the underlying performance of the Group. The adjustments in 2009, 2008 and 2007 are items that management believe do not reflect the underlying business performance. Only material profits on disposal of businesses are excluded in the calculation of adjusted EPS. The adjustments listed above are shown net of taxation.

Notes to the accounts

21 Distributions to other equity holders

Distributions to other equity holders are recognised in equity when declared by the Board of Directors. In 2009, the distribution on the € 500m Reserve Capital Instruments (“RCIs”) amounted to € 44 million (2008: € 38 million; 2007: € 38 million) including a coupon of € 6 million which was paid in June 2009 in conjunction with the redemption of € 258 million of the RCI (see notes 7 and 52).

22 Distributions on equity shares

	2009	2008	2007	2009	2008	2007
	cent per €0.32 share			€ m	€ m	€ m
Ordinary shares of € 0.32 each
Final dividend 2008 (2007; 2006)	—	51.2	46.5	—	451	407
Interim dividend 2009 (2008; 2007)	—	30.6	27.8	—	270	245

Total	—	81.8	74.3	—	721	652

No dividends were paid during 2009.

23 Financial assets and financial liabilities held for sale to NAMA

On 7 April 2009, the Minister for Finance announced the Government’s intention to establish a National Asset Management Agency (“NAMA”) and on 22 November 2009, the NAMA Act was enacted providing for the establishment of NAMA. The purposes of the NAMA Act include the restoration of stability to the banking system and the facilitation of restructuring of credit institutions of systemic importance to the Irish economy. The Government has acknowledged AIB’s systemic importance to the Irish economy in the context of the Credit Institutions (Financial Support) Scheme 2008 and by virtue of the € 3.5 billion investment in the Group by the NPRFC in 2009. The participation of AIB in the NAMA programme was approved by shareholders at an Extraordinary General Meeting held on 23 December 2009.

Allied Irish Banks, p.l.c. and each of its subsidiaries, was designated a participating institution under the Act on 12 February 2010. BZWBK and its subsidiaries was excluded from the designation. Based on Government statements, eligible asset regulations and its on-going interaction with NAMA, the Group estimates that NAMA may acquire from AIB land and development loans and certain associated loans with a gross value of up to approximately € 23.2 billion (i.e. before taking account of € 4.2 billion of loan loss provisions) together with related derivatives and accrued interest of € 0.2 billion.

The consideration for the NAMA assets acquired from AIB will comprise the issue to AIB of NAMA bonds and subordinated NAMA bonds equal in nominal value to the purchase price of the NAMA Assets.

The table below provides an analysis of the assets and liabilities that may transfer to NAMA by original statement of financial position classification.

	Group		Allied Irish Banks, p.l.c.
	Assets	Liabilities	Assets	Liabilities
	2009 € m	2009 € m	2009 € m	2009 € m
Loans and receivables held for sale to NAMA(1)	19,030	—	15,827	—
Derivative financial instruments held for sale to NAMA	125	3	125	3
Accrued income held for sale to NAMA	57	—	39	—

	19,212	3	15,991	3

(1)	Net of provisions of € 4,165 million (Allied Irish Banks, p.l.c.; € 3,930 million).

The unwind of the discount on the carrying amount of impaired loans amounted to € 92 million and is included in the carrying value of loans and receivables held for sale to NAMA. This has been credited to interest income.

23 Financial assets and financial liabilities held for sale to NAMA (continued)

Loans and receivables held for sale to NAMA by geographic location and industry sector

	2009
	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	24	1	—	—	—	25
Energy	64	4	—	—	—	68
Manufacturing	37	16	—	—	—	53
Construction and property	18,055	3,523	—	29	—	21,607
Distribution	602	85	—	—	—	687
Transport	19	—	—	—	—	19
Financial	16	20	—	—	—	36
Other services	200	57	—	—	—	257
Personal
- Home mortgages	138	6	—	—	—	144
- Other	289	10	—	—	—	299

	19,444	3,722	—	29	—	23,195
Provisions (note 29)	(3,933)	(232)	—	—	—	(4,165)

Total	15,511	3,490	—	29	—	19,030

Construction and property loans held for sale to NAMA by division

	2009
	AIB Bank ROI € m	Capital Markets € m	AIB Bank UK € m	Central & Eastern Europe € m	Total € m
Investment
Commercial investment	3,687	323	661	—	4,671
Residential investment	816	—	122	—	938
	4,503	323	783	—	5,609
Development
Commercial development	5,558	45	411	—	6,014
Residential development	7,998	77	1,849	—	9,924
	13,556	122	2,260	—	15,938
Contractors	38	—	22	—	60

Total	18,097	445	3,065	—	21,607

Loans for property investment comprises of loans for investment in commercial, retail office and residential property (the majority of these loans are underpinned by cash flows from lessees as well as the investment property collateral). Commercial investment by its nature has a strong element of tenant risk.

The commercial investment exposure of € 3,687 million in AIB Bank RoI is spread across the following property types: retail 35%; office 36%; industrial 5%; and mixed 24%. The € 323 million in Capital Markets predominantly relates to offices.

Notes to the accounts

23 Financial assets and financial liabilities held for sale to NAMA (continued)

Aged analysis of contractually past due but not impaired facilities held for sale to NAMA

	2009
	1-30 days € m	31-60 days € m	61-90 days € m	91+ days € m	Total € m
Agriculture	—	1	—	1	2
Energy	—	2	—	—	2
Construction and property	1,032	284	164	269	1,749
Distribution	12	9	—	9	30
Financial	13	—	—	1	14
Other services	8	1	—	8	17
Personal
- Home mortgages	4	2	1	2	9
- Other	19	10	3	13	45

	1,088	309	168	303	1,868

As a percentage of total loans(1)	4.7%	1.3%	0.7%	1.3%	8.1%

(1)	Total loans relate to loans and receivables held for sale to NAMA and are gross of provisions and unearned income.

Impaired loans held for sale to NAMA by geographic location and industry sector

	2009
	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	15	—	—	—	—	15
Energy	23	—	—	—	—	23
Manufacturing	10	—	—	—	—	10
Construction and property	9,684	833	—	—	—	10,517
Distribution	228	—	—	—	—	228
Financial	1	3	—	—	—	4
Other services	33	6	—	—	—	39
Personal
- Home mortgages	17	—	—	—	—	17
- Other	103	1	—	—	—	104

	10,114	843	—	—	—	10,957

Further information in relation to loans and receivables held for sale to NAMA is available in notes 29, 33 and 71.

23 Financial assets and financial liabilities held for sale to NAMA (continued)

The following table shows the notional principal amounts and the fair values of derivative financial instruments held for sale to NAMA as at 31 December 2009.

	Group			Allied Irish Banks, p.l.c.
	Notional principal amount € m	Fair values		Notional principal amount € m	Fair values
		Assets € m	Liabilities € m		Assets € m	Liabilities € m
Derivative financial instruments held for sale to NAMA
Interest rate derivatives—over the counter (OTC)
Interest rate swaps	2,720	125	(3)	2,720	125	(3)

Interest rate contracts total	2,720	125	(3)	2,720	125	(3)

Total derivative financial instruments held for sale to NAMA	2,720	125	(3)	2,720	125	(3)

24 Disposal group and assets classified as held for sale

At 31 December 2009, the Group has classified certain assets as held for sale other than those held for sale to NAMA. These assets comprise property, motor vehicles, and equipment and have been measured at the lower of carrying amount and fair value less costs to sell in accordance with our accounting policy for such assets. Assets held for sale total € 50 million and comprise certain of the Group’s branches amounting to € 40 million and repossessed assets of € 10 million.

At 31 December 2009 € 40 million (31 December 2008: € 8 million) of the Group’s branches held for sale are being sold as part of the sale and leaseback programme which began in 2006. Repossessed assets relate to defaulted loans where the Group has taken possession of the underlying security and consists of commercial and residential properties, motor vehicles and equipment.

In November 2007, AIB announced an agreement to form a merchant acquiring joint venture with First Data Corporation. The assets and liabilities of the merchant acquiring business were classified as held for sale at 31 December 2007. All elements of the transaction were completed by 4 February 2008.

Notes to the accounts

25 Trading portfolio financial assets

	Group		Allied Irish Banks, p.l.c.
	2009 € m	2008 € m	2009 € m	2008 € m
Debt securities:
Government securities	245	348	102	141
Bank eurobonds	9	13	9	13
Other debt securities	5	7	5	7
	259	368	116	161
Equity securities	37	33	4	10

	296	401	120	171

	Group		Allied Irish Banks, p.l.c.
	2009 € m	2008 € m	2009 € m	2008 € m
Of which listed:
Debt securities	259	368	116	161
Equity securities	29	23	4	10
Of which unlisted:
Equity securities	8	10	—	—

	296	401	120	171

During 2008, trading portfolio financial assets reclassified to financial investments available for sale, in accordance with the amended IAS 39 ‘Financial Instruments: Recognition and Measurement’, amounted to €6,104 million. The fair value of reclassified assets at 31 December 2009 was €4,104 million (2008:€5,674 million).

As of the reclassification date, effective interest rates on reclassified trading portfolio financial assets ranged from 4% to 10% with expected gross recoverable cash flows of €7,105 million. If the reclassification had not been made, the Group’s income statement for the year ended 31 December 2009 would have included unrealised fair value gains on reclassified trading portfolio financial assets of €5 million (2008: losses €236 million).

After reclassification, the reclassified assets contributed the following amounts to the income statement:

	2009 € m	2008 € m
Interest on financial investments available for sale	148	161
Amounts written off financial investments available for sale	(12)	(3)

Up to the date of reclassification, in 2008 € 55 million of unrealised losses on the reclassified trading portfolio financial assets were recognised in the income statement (year ended December 2007: € 111 million).

26 Derivative financial instruments

Derivatives are used to service customer requirements, to manage the Group’s interest rate, exchange rate, equity and credit exposures and for trading purposes. Derivative instruments are contractual agreements whose value is derived from price movements in underlying assets, interest rates, foreign exchange rates or indices. The majority of the Group’s derivative activities are undertaken at the parent company level and the discussion below applies equally to the parent company and Group.

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

Credit risk in derivatives contracts is the risk that the Group’s counterparty in the contract defaults prior to maturity at a time when the Group has a claim on the counterparty under the contract (i.e. contracts with a positive fair value). The Group would then have to replace the contract at the current market rate, which may result in a loss. For risk management purposes, consideration is taken of the fact that not all counterparties to derivative positions are expected to default at the point where the Group is most exposed to them.

The following tables present the notional principal amount together with the positive fair value of interest rate, exchange rate, equity and credit derivative contracts for 2009 and 2008.

	Group		Allied Irish Banks, p.l.c.
	2009 € m	2008 € m	2009 € m	2008 € m
Interest rate contracts(1)
Notional principal amount	166,336	221,617	189,087	221,556
Positive fair value	5,627	6,026	5,074	5,548

Exchange rate contracts(1)
Notional principal amount	25,877	34,297	24,640	30,548
Positive fair value	303	1,215	262	1,018

Equity contracts(1)
Notional principal amount	3,853	4,254	3,853	4,075
Positive fair value	141	86	129	87

Credit derivatives(1)
Notional principal amount	870	937	870	937
Positive fair value	—	1	—	1

Total
Notional principal amount	196,936	261,105	218,450	257,116

Positive fair value(2)	6,071	7,328	5,465	6,654

(1)	Interest rate, exchange rate and credit derivative contracts are entered into for both hedging and trading purposes. Equity contracts are entered into for trading purposes only.
(2)	81% of fair value relates to exposures to banks (2008: 80%).

Notes to the accounts

26 Derivative financial instruments (continued)

The Group uses the same credit control and risk management policies in undertaking all off-balance sheet commitments as it does for on balance sheet lending including counterparty credit approval, limit setting and monitoring procedures. In addition, derivative instruments are subject to market risk policy and control framework as described in the Risk Management section.

The following table analyses the notional principal amount and positive fair value of interest rate, exchange rate, equity contracts and credit derivatives by maturity.

	Residual maturity
Group	< 1 year € m	1 < 5 years € m	5 years + € m	Total € m
2009
Notional principal amount	100,351	71,565	25,020	196,936
Positive fair value	2,412	2,081	1,578	6,071

2008
Notional principal amount	124,627	102,122	34,356	261,105
Positive fair value	3,653	2,378	1,297	7,328

	Residual maturity
Allied Irish Banks, p.l.c.	< 1 year € m	1 < 5 years € m	5 years + € m	Total € m
2009
Notional principal amount	97,721	71,897	48,832	218,450
Positive fair value	1,994	1,903	1,568	5,465

2008
Notional principal amount	94,079	105,318	57,719	257,116
Positive fair value	2,915	2,346	1,393	6,654

AIB Group has the following concentration of exposures in respect of notional principal amount and positive fair value of all interest rate, exchange rate, equity and credit derivative contracts. The concentrations are based primarily on the location of the office recording the transaction.

	Notional principal amount		Positive fair value
Group	2009 € m	2008 € m	2009 € m	2008 € m
Republic of Ireland	174,692	206,246	4,743	5,786
United Kingdom	8,967	12,469	449	760
Poland	9,048	37,453	773	546
United States of America	4,151	4,881	95	216
Rest of World	78	56	11	20

	196,936	261,105	6,071	7,328

	Notional principal amount		Positive fair value
Allied Irish Banks, p.l.c.	2009 € m	2008 € m	2009 € m	2008 € m
Republic of Ireland	208,114	242,337	5,090	5,889
United Kingdom	6,107	9,842	269	529
United States of America	4,151	4,881	95	216
Rest of World	78	56	11	20

	218,450	257,116	5,465	6,654

26 Derivative financial instruments (continued)

Trading activities

The Group maintains trading positions in a variety of financial instruments including derivatives. These derivative financial instruments include interest rate, foreign exchange, equity and credit derivatives. Most of these positions arise as a result of activity generated by corporate customers while the remainder represent trading decisions of the Group’s derivative and foreign exchange traders with a view to generating incremental income.

All trading activity is conducted within risk limits approved by the Board. Systems are in place which measure risks and profitability associated with derivative trading positions as market movements occur. Independent risk control units monitor these risks.

The risk that counterparties to derivative contracts might default on their obligations is monitored on an ongoing basis and the level of credit risk is minimised by dealing with counterparties of good credit standing and by the use of Credit Support Annexes and ISDA Master Netting Agreements. All trading instruments are subject to market risk. As the traded instruments are recognised at market value, these changes directly affect reported income for the period. Exposure to market risk is managed in accordance with risk limits approved by the Board through buying or selling instruments or entering into offsetting positions.

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

The operations of the Group are exposed to interest rate risk arising from the fact that assets and liabilities mature or reprice at different times or in differing amounts. Derivatives are used to modify the repricing or maturity characteristics of assets and liabilities in a cost-efficient manner. This flexibility helps the Group to achieve liquidity and risk management objectives. Similarly, foreign exchange derivatives can be used to hedge the Group’s exposure to foreign exchange risk.

Derivative prices fluctuate in value as the underlying interest rate or foreign exchange rates change. If the derivatives are purchased or sold as hedges of balance sheet items, the appreciation or depreciation of the derivatives will generally be offset by the unrealised depreciation or appreciation of the hedged items.

To achieve its risk management objective, the Group uses a combination of derivative financial instruments, particularly interest rate swaps, forward rate agreements, futures, options and currency swaps, as well as other contracts. The notional principal and fair value amounts, weighted average maturity and weighted average receive and pay rates for instruments held for risk management purposes entered into by the Group at 31 December 2009 and 2008, are presented within this note.

Notes to the accounts

26 Derivative financial instruments (continued)

The following table shows the notional principal amounts and the fair values of derivative financial instruments analysed by product and purpose as at 31 December 2009 and 31 December 2008.

	2009			2008
	Notional principal amount € m	Fair values		Notional principal amount € m	Fair values
Group		Assets € m	Liabilities € m		Assets € m	Liabilities € m
Derivatives held for trading
Interest rate derivatives—over the counter (OTC)
Interest rate swaps (1)	80,774	1,825	(1,889)	124,241	2,865	(2,605)
Cross-currency interest rate swaps	4,045	2,399	(2,425)	2,223	1,345	(1,424)
Forward rate agreements	7,542	5	(7)	31,684	94	(91)
Interest rate options	3,244	34	(31)	4,679	41	(31)
Total OTC interest rate contracts	95,605	4,263	(4,352)	162,827	4,345	(4,151)
Interest rate derivatives—exchange traded
Interest rate futures	6,504	—	—	1,187	—	(1)

Interest rate contracts total	102,109	4,263	(4,352)	164,014	4,345	(4,152)

Foreign exchange derivatives—(OTC)
Currency swaps	21,326	211	(228)	19,145	842	(1,006)
Currency options bought & sold	1,613	19	(17)	3,431	164	(119)

Foreign exchange derivatives total	22,939	230	(245)	22,576	1,006	(1,125)

Equity derivatives (OTC)
Equity index options	3,853	141	(136)	4,254	86	(82)

Equity index contracts total	3,853	141	(136)	4,254	86	(82)

Credit derivatives (OTC)
Credit derivatives	815	—	(127)	937	1	(84)

Credit derivatives contracts total	815	—	(127)	937	1	(84)

Total trading contracts	129,716	4,634	(4,860)	191,781	5,438	(5,443)

Derivatives designated as fair value hedges (OTC)
Interest rate swaps	19,501	526	(393)	22,804	787	(369)
Derivatives designated as cash flow hedges (OTC)
Interest rate swaps	44,726	838	(263)	34,799	894	(217)
Currency swaps	2,938	73	—	11,721	209	(439)
Credit default swaps	55	—	(4)	—	—	—

Total hedging contracts	67,220	1,437	(660)	69,324	1,890	(1,025)

Total derivative financial instruments	196,936	6,071	(5,520)	261,105	7,328	(6,468)

(1)	Cross currency interest rate swaps have an exchange of nominals on settlement. Such nominals are therefore shown gross on the statement of financial position.

26 Derivative financial instruments (continued)

The following table shows the notional principal amounts and the fair values of derivative financial instruments analysed by product and purpose as at 31 December 2009 and 31 December 2008.

	2009			2008
	Notional principal amount € m	Fair values		Notional principal amount € m	Fair values
Allied Irish Banks, p.l.c.		Assets € m	Liabilities € m		Assets € m	Liabilities € m
Derivatives held for trading
Interest rate derivatives—over the counter (OTC)
Interest rate swaps (1)	75,807	1,701	(1,752)	128,684	2,696	(2,346)
Cross-currency interest rate swaps	4,010	1,797	(1,791)	1,924	959	(974)
Forward rate agreements	5,312	3	(4)	11,235	36	(35)
Interest rate options	4,087	32	(31)	4,915	40	(33)
Total OTC interest rate contracts	89,216	3,533	(3,578)	146,758	3,731	(3,388)
Interest rate derivatives—exchange traded
Interest rate futures	6,504	—	—	1,187	—	(1)

Interest rate contracts total	95,720	3,533	(3,578)	147,945	3,731	(3,389)

Foreign exchange derivatives—(OTC)
Currency swaps	20,093	168	(221)	15,337	641	(692)
Currency options bought & sold	1,609	21	(19)	3,491	168	(119)

Foreign exchange derivatives total	21,702	189	(240)	18,828	809	(811)

Equity derivatives (OTC)
Equity index options	3,853	129	(124)	4,075	87	(82)

Equity index contracts total	3,853	129	(124)	4,075	87	(82)

Credit derivatives (OTC)
Credit derivatives	815	—	(127)	937	1	(84)

Credit derivatives contracts total	815	—	(127)	937	1	(84)

Total trading contracts	122,090	3,851	(4,069)	171,785	4,628	(4,366)

Derivatives designated as fair value hedges (OTC)
Interest rate swaps	35,564	124	(391)	40,254	1,175	(813)
Derivatives designated as cash flow hedges (OTC)
Interest rate swaps	57,803	1,417	(640)	33,356	642	(208)
Currency swaps	2,938	73	—	11,721	209	(439)
Credit default swaps	55	—	(4)	—	—	—

Total hedging contracts	96,360	1,614	(1,035)	85,331	2,026	(1,460)

Total derivative financial instruments	218,450	5,465	(5,104)	257,116	6,654	(5,826)

(1)	Cross currency interest rate swaps have an exchange of nominals on settlement. Such nominals are therefore shown gross on the statement of financial position.

Notes to the accounts

26 Derivative financial instruments (continued)

This table presents the notional principal and fair value amounts, weighted average maturity and weighted average receive and pay rates for interest rate derivatives held for risk management purposes entered into by the Group for 2009 and 2008.

	Notional principal amount		Weighted average maturity in years						Estimated fair value(1)
					Weighted average rate
					Receive		Pay
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Group	€ m	€ m			%	%	%	%	€ m	€ m
Interest rate derivatives designated as fair value hedges
Interest rate swaps:
Pay fixed
1 year or less	1,112	4,688	0.42	0.21	0.83	2.68	1.97	2.93	(14)	(18)
1 – 5 years	4,082	1,910	2.58	2.76	1.44	4.10	3.96	4.29	(200)	(89)
Over 5 years	1,862	561	10.37	8.38	1.80	3.77	5.20	5.69	(118)	(46)

	7,056	7,159	4.30	1.53	1.44	3.15	3.98	3.51	(332)	(153)

Receive fixed
1 year or less	5,045	6,114	0.38	0.31	3.23	3.52	1.44	2.36	121	149
1 – 5 years	1,420	3,366	3.29	2.22	3.81	3.80	0.58	2.80	110	181
Over 5 years	2,018	1,861	8.97	10.44	4.58	4.69	0.60	2.67	260	219

	8,483	11,341	2.91	2.53	3.65	3.79	1.10	2.54	491	549

Pay/receive floating
1 year or less	1,500	907	0.50	0.65	0.72	4.54	0.49	3.73	3	9
1 – 5 years	2,144	3,087	1.95	2.54	0.70	4.03	0.52	2.94	9	34
Over 5 years	318	310	9.00	10.50	1.47	5.78	2.46	2.44	(38)	(21)

	3,962	4,304	1.97	2.71	0.77	4.26	0.67	3.07	(26)	22

Interest rate derivatives designated as cash flows hedges
Interest rate swaps:
Pay fixed
1 year or less	1,462	1,377	0.52	0.51	0.98	3.87	3.05	3.56	(24)	(11)
1 – 5 years	3,452	3,764	2.62	2.71	0.85	3.98	3.57	4.13	(121)	(116)
Over 5 years	1,017	1,250	8.78	9.39	0.92	4.23	4.41	4.56	(106)	(87)

	5,931	6,391	3.16	3.54	0.89	4.01	3.59	4.09	(251)	(214)

Receive fixed
1 year or less	19,196	4,089	0.45	0.39	1.71	3.27	0.92	3.62	160	31
1 – 5 years	8,321	11,833	2.88	2.61	4.28	4.07	1.25	3.65	436	478
Over 5 years	2,278	3,486	9.09	7.08	10.26	5.68	6.37	4.31	208	335

	29,795	19,408	1.79	2.94	3.08	4.19	1.43	3.76	804	844

Pay/receive floating
1 year or less	—	—	—	—	—	—	—	—	—	—
1 – 5 years	9,000	9,000	2.67	3.67	0.72	4.26	0.64	3.20	22	47
Over 5 years	—	—	—	—	—	—	—	—	—	—

	9,000	9,000	2.67	3.67	0.72	4.26	0.64	3.20	22	47

(1)	Including accrual.

26 Derivative financial instruments (continued)

	Notional principal amount		Weighted average maturity in years		Weighted average rate				Estimated fair value(1)
					Receive		Pay
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Allied Irish Banks, p.l.c.	€ m	€ m			%	%	%	%	€ m	€ m
Interest rate derivatives designated as fair value hedges
Interest rate swaps:
Pay fixed
1 year or less	1,057	5,191	0.42	0.17	0.66	2.78	1.85	3.21	(13)	(25)
1 – 5 years	4,013	1,823	2.57	2.72	1.42	3.95	3.96	4.25	(200)	(86)
Over 5 years	1,856	760	10.38	11.71	1.79	4.06	5.19	5.09	(118)	(85)

	6,926	7,774	4.33	1.90	1.40	3.18	3.97	3.64	(331)	(196)

Receive fixed
1 year or less	3,045	5,342	0.58	0.32	2.89	3.98	2.08	2.66	47	133
1 – 5 years	420	366	3.21	2.69	3.94	4.25	0.73	3.53	30	21
Over 5 years	278	2,233	17.64	12.09	2.68	5.99	0.57	4.17	9	373

	3,743	7,941	2.14	3.74	3.01	4.56	1.82	2.86	86	527

Pay/receive floating
1 year or less	1,500	907	0.50	0.65	0.72	4.54	0.49	3.73	3	9
1 – 5 years	2,144	3,087	1.95	2.54	0.70	4.03	0.52	2.94	9	34
Over 5 years	21,251	20,545	31.74	32.47	2.14	3.69	2.37	3.65	(34)	(12)

	24,895	24,539	27.29	27.53	1.93	3.77	2.10	3.56	(22)	31

Interest rate derivatives designated as cash flows hedges
Interest rate swaps:
Pay fixed
1 year or less	3,622	1,377	0.28	0.51	0.53	3.87	3.51	3.26	(33)	(11)
1 – 5 years	5,010	3,572	2.71	2.68	0.67	3.84	3.70	4.06	(207)	(109)
Over 5 years	3,682	1,238	9.44	9.41	0.71	4.21	4.78	4.55	(389)	(85)

	12,314	6,187	4.01	3.54	0.64	3.92	3.97	3.98	(629)	(205)

Receive fixed
1 year or less	21,376	4,830	0.42	0.43	1.90	3.23	0.88	2.46	236	38
1 – 5 years	9,330	11,375	2.93	2.61	4.22	4.03	1.17	3.27	517	453
Over 5 years	5,750	1,964	9.29	6.21	7.04	4.83	2.99	3.97	631	101

	36,456	18,169	2.46	2.42	3.40	3.91	1.31	3.13	1,384	592

Pay/receive floating
1 year or less	—	—	—	—	—	—	—	—	—	—
1 – 5 years	9,000	9,000	2.67	3.67	0.72	4.26	0.64	3.20	21	47
Over 5 years	33	—	6.62	—	0.89	—	0.53	—	1	—

	9,033	9,000	2.68	3.67	0.72	4.26	0.64	3.20	22	47

(1)	Including accrual.

Notes to the accounts

26 Derivative financial instruments (continued)

Cash flow hedges

The cash flows are expected to occur in the following periods:

	2009
Group	Within 1 year € m	Between 1 and 2 years € m	Between 2 and 5 years € m	More than 5 years € m	Total € m
Forecast receivable cash flows	280	460	1,052	877	2,669
Forecast payable cash flows	39	89	224	343	695

	2008
Forecast receivable cash flows	715	642	1,097	212	2,666
Forecast payable cash flows	206	159	262	236	863

	2009
Allied Irish Banks, p.l.c.	Within 1 year € m	Between 1 and 2 years € m	Between 2 and 5 years € m	More than 5 years € m	Total € m
Forecast receivable cash flows	299	478	1,098	940	2,815
Forecast payable cash flows	58	103	253	393	807

	2008
Forecast receivable cash flows	673	587	954	74	2,288
Forecast payable cash flows	215	167	276	237	895

The cash flows are expected to impact the income statement in the following periods:

	2009
Group	Within 1 year € m	Between 1 and 2 years € m	Between 2 and 5 years € m	More than 5 years € m	Total € m
Forecast receivable cash flows	319	479	1,057	877	2,732
Forecast payable cash flows	39	89	224	343	695

	2008
Forecast receivable cash flows	738	652	1,102	212	2,704
Forecast payable cash flows	206	159	262	236	863

	2009
Allied Irish Banks, p.l.c.	Within 1 year € m	Between 1 and 2 years € m	Between 2 and 5 years € m	More than 5 years € m	Total € m
Forecast receivable cash flows	338	497	1,104	940	2,879
Forecast payable cash flows	58	103	253	393	807

	2008
Forecast receivable cash flows	696	598	959	73	2,326
Forecast payable cash flows	215	167	276	237	895

For AIB Group, the ineffectiveness reflected in the income statement that arose from cash flow hedges is a credit of € 26 million (2008: a credit of € 8 million; 2007: a charge of € 13 million).

The pay fixed cash flow hedges are used to hedge the cash flows on variable rate liabilities, primarily floating rate notes. The receive fixed cash flow hedges are used to hedge the cash flows on variable rate assets, primarily the variable rate loan portfolio.

The total amount recognised in other comprehensive income during the period in respect of cash flow hedges was a charge of € 62 million, including a credit of € 1 million recognised within recognised gains in associated undertakings. In 2008 there was a credit of € 771 million to other comprehensive income in respect of cash flow hedges.

26 Derivative financial instruments (continued)

Fair value hedges

The fair value hedges are entered into to hedge the exposure to changes in the fair value of recognised assets or liabilities arising from changes in interest rates, primarily available for sale securities and fixed rate liabilities. The fair values of financial instruments are set out in note 56. The net mark to market on fair value hedging derivatives, excluding accrual, is € 71 million (2008: positive € 205 million) and the net mark to market on the related hedged items is € 88 million (2008: negative € 175 million).

Netting financial assets and financial liabilities

Derivative financial instruments are shown on the balance sheet at their fair value, those with a positive fair value are reported as assets and those with a negative fair value are reported as liabilities.

The Group has a number of ISDA Master Agreements (netting agreements) in place which may allow it to net the termination values of derivative contracts upon the occurrence of an event of default with respect to its counterparties. The enforcement of netting agreements would potentially reduce the balance sheet carrying amount of derivative assets and liabilities by € 3,750 million (2008: € 4,079 million). The Group has Credit Support Annexes (“CSAs”) in place which provide collateral for derivative contracts. At 31 December 2009, the value of these CSAs were € 657 million for derivative financial assets (2008: € 467 million) and € 631 million for derivative financial liabilities (2008: € 500 million). Additionally the Group has agreements in place which may allow it to net the termination values of cross currency swaps upon the occurence of an event of default. The enforcement of these netting agreements would potentially further reduce the carrying amount of derivative assets and liabilities by € 593 million (2008: € 521 million).

27 Loans and receivables to banks

	Group		Allied Irish Banks, p.l.c.
	2009 € m	2008 € m	2009 € m	2008 € m
Funds placed with central banks	5,677	2,539	5,147	2,524
Funds placed with other banks	3,420	3,729	53,673	44,589
Provision for impairment of loans and receivables	(4)	(2)	(4)	—

	9,093	6,266	58,816	47,113

Of which:
Due from third parties			8,427	5,620
Due from subsidiary undertakings			50,389	41,493
			58,816	47,113
Due from subsidiary undertakings:
Subordinated			342	47
Unsubordinated			50,047	41,446
			50,389	41,493
Amounts include:
Reverse repurchase agreements	679	863	679	738

	Group		Allied Irish Banks, p.l.c.
	2009 € m	2008 € m	2009 € m	2008 € m
Loans and receivables to banks by geographical area(1)
Republic of Ireland	7,586	5,023	57,590	44,613
United States of America	271	215	269	200
United Kingdom	1,158	758	950	2,295
Poland	70	264	—	—
Rest of the world	8	6	7	5

	9,093	6,266	58,816	47,113

(1)	The classification of loans and receivables to banks by geographical area is based primarily on the location of the office recording the transaction.

Under reverse repurchase agreements, the Group has accepted collateral that it is permitted to sell or repledge in the absence of default by the owner of the collateral. The fair value of collateral received amounted to € 679 million (2008: € 863 million). The collateral received consisted of government securities of € 573 million (2008: € 125 million) and other securities of € 106 million (2008: € 738 million). The fair value of collateral sold or repledged amounted to € 108 million (2008: € 140 million). The collateral sold or repledged consisted of government securities of € 26 million (2008: € 140 million) and other securities of € 82 million (2008: Nil). The Group is obliged to return equivalent collateral. These transactions are conducted under terms that are usual and customary to standard reverse repurchase agreements.

Notes to the accounts

28 Loans and receivables to customers

	Group		Allied Irish Banks, p.l.c.
	2009	2008	2009	2008
	€ m	€ m	€ m	€ m
Loans and receivables to customers	102,192	126,940	67,743	88,041
Amounts receivable under finance leases and hire purchase contracts (note 30)	2,668	3,236	799	994
Unquoted securities	1,468	1,605	1,378	1,516
Provisions for impairment of loans and receivables (note 29)	(2,987)	(2,292)	(1,992)	(1,678)

	103,341	129,489	67,928	88,873

Of which:
Due from third parties			52,315	75,115
Due from subsidiary undertakings(1)			15,613	13,758
			67,928	88,873

Of which repayable on demand or at short notice	4,958	16,199	3,016	14,218
Amounts include:
Due from associated undertakings	117	121	117	121

(1)	Of which € 83 million (2008: € 83 million) relates to subordinated loans.

Amounts include reverse repurchase agreements of € 2 million (2008: € 106 million).

The unwind of the discount on the carrying amount of impaired loans amounted to € 80 million (2008: € 45 million) and is included in the carrying value of loans and receivables to customers. This has been credited to interest income.

During the year certain financial investments available for sale amounting to € 13 million were reclassified to the loans and receivables to customers’ category. As of reclassification date, the effective interest rates on reclassified available for sale portfolio financial assets were in the range 4.79% - 6.44%; the expected gross recoverable cash flows were € 18 million; and the fair value loss recognised in equity was € 8 million. The carrying value and fair value of the reclassified assets at 31 December 2009 was € 11 million, with a fair value loss recognised in equity of € 4 million.

	2009
	Republic of Ireland	United Kingdom	Poland	United States of America	Rest of the world	Total
	€ m	€ m	€ m	€ m	€ m	€ m
By geographic location and industry sector
Agriculture	2,015	120	126	3	—	2,264
Energy	844	292	86	435	23	1,680
Manufacturing	3,108	1,193	1,024	161	207	5,693
Construction and property	15,930	7,068	2,852	904	441	27,195
Distribution	8,182	2,639	804	162	66	11,853
Transport	979	601	83	69	44	1,776
Financial	1,403	696	143	54	22	2,318
Other services	4,700	4,936	322	753	213	10,924
Personal
- Home mortgages	27,818	3,635	1,538	—	90	33,081
- Other	6,242	861	1,039	—	—	8,142
Lease financing	922	48	711	—	—	1,681
Guaranteed by Irish government	—	—	—	—	—	—

	72,143	22,089	8,728	2,541	1,106	106,607
Unearned income	(122)	(86)	(60)	(8)	(3)	(279)
Provisions	(2,110)	(555)	(278)	(13)	(31)	(2,987)

Total	69,911	21,448	8,390	2,520	1,072	103,341

28 Loans and receivables to customers (continued)

	2008
	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	2,217	149	165	6	—	2,537
Energy	992	372	76	614	26	2,080
Manufacturing	3,801	1,348	1,145	260	403	6,957
Construction and property	33,290	10,312	2,760	1,090	474	47,926
Distribution	9,364	2,615	790	209	77	13,055
Transport	1,016	647	100	76	30	1,869
Financial	1,549	826	237	146	25	2,783
Other services	5,422	5,356	461	977	230	12,446
Personal
- Home mortgages	26,546	3,629	1,352	—	98	31,625
- Other	7,357	757	857	—	—	8,971
Lease financing	1,107	61	745	—	—	1,913
Guaranteed by Irish government	1	—	—	—	—	1

	92,662	26,072	8,688	3,378	1,363	132,163
Unearned income	(193)	(122)	(48)	(14)	(5)	(382)
Provisions	(1,681)	(377)	(213)	(12)	(9)	(2,292)

Total	90,788	25,573	8,427	3,352	1,349	129,489

At 31 December 2009, construction and property loans, excluding those held for sale to NAMA (see note 23), amounted to € 27,195 million (2008: € 47,926 million) and represented 26% (2008: 36%) of gross loans and receivables to customers. The following table analyses the exposures at 31 December 2009 and 2008 by Division and portfolio sub-sector. Certain customer relationships span the portfolio sub-sectors and accordingly an element of management estimation has been applied in this sub-categorisation.

	2009
	AIB Bank ROI € m	Capital Markets € m	AIB Bank UK € m	Central & Eastern Europe € m	Total € m
Investment
Commercial investment	7,064	4,607	2,807	1,357	15,835
Residential investment	1,610	525	1,213	32	3,380
	8,674	5,132	4,020	1,389	19,215
Development
Commercial development	440	228	133	709	1,510
Residential development	3,062	184	976	611	4,833
	3,502	412	1,109	1,320	6,343
Contractors	667	35	215	143	1,060
Housing associations	—	—	577	—	577

Total	12,843	5,579	5,921	2,852	27,195

Loans for property investment comprises of loans for investment in commercial, retail office and residential property (the majority of these loans are underpinned by cash flows from lessees as well as the investment property collateral). Commercial investment by its nature has a strong element of tenant risk.

The commercial investment exposure of € 7,064 million in AIB Bank RoI is spread across the following property types: retail 39%; office 27%; industrial 9%; and mixed 25%. The € 4,607 million in Capital Markets is spread across the following property types: retail 27%; office 43%; industrial 3%; and mixed 27%.

Notes to the accounts

28 Loans and receivables to customers (continued)

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

The commercial investment exposure of € 10,528 million in AIB Bank RoI is spread across the following property types: retail 36%; office 29%; industrial 8%; and mixed 27%. The € 5,060 million in Capital Markets is spread across the following property types: retail 22%; office 43%; industrial 3%; and mixed 32%.

Information on ratings profiles of loans and receivables to customers is set out in note 33.

Large exposures

AIB’s Group Large Exposure Policy sets out maximum exposure limits to, or on behalf of, a customer or a group of connected customers.

At 31 December 2009, the Group’s top 50 exposures amounted to € 20.0 billion, and accounted for 15.4% of the Group’s on-balance sheet gross loans and receivables to customers including those held for sale to NAMA (€ 19.0 billion and 14.4% at 31 December 2008). Of this amount € 11.2 billion relate to loans held for sale to NAMA. No single customer exposure exceeds regulatory guidelines. See also Risk Management—Credit risk management and mitigation.

28 Loans and receivables to customers (continued)

Aged analysis of contractually past due but not impaired facilities(1)

	2009
	1-30 days € m	31-60 days € m	61-90 days € m	91+ days € m	Total € m
Agriculture	134	35	15	13	197
Energy	3	5	—	1	9
Manufacturing	85	20	10	7	122
Construction and property	990	427	135	227	1,779
Distribution	285	156	63	53	557
Transport	56	23	4	6	89
Financial	19	8	1	2	30
Other services	247	73	21	39	380
Personal
- Home mortgages	413	182	93	130	818
- Credit cards	68	20	11	8	107
- Other	366	163	55	113	697

	2,666	1,112	408	599	4,785

As a percentage of total loans(2)	2.5%	1.0%	0.4%	0.6%	4.5%

	2008
	1-30 days € m	31-60 days € m	61-90 days € m	91+ days € m	Total € m
Agriculture	185	42	18	4	249
Energy	5	2	1	—	8
Manufacturing	78	18	13	4	113
Construction and property	3,813	912	541	147	5,413
Distribution	464	136	181	15	796
Transport	52	16	4	1	73
Financial	25	3	3	5	36
Other services	490	67	37	41	635
Personal
- Home mortgages	326	164	105	38	633
- Credit cards	57	18	10	7	92
- Other	610	147	48	22	827

	6,105	1,525	961	284	8,875

As a percentage of total loans(2)	4.6%	1.2%	0.7%	0.2%	6.7%

(1)	Excluding loans and receivables held for sale to NAMA at 31 December 2009 (see note 23).
(2)	Total loans relate to loans and receivables to customers and are gross of provisions and unearned income.

The figures reported are inclusive of overdrafts, bridging loans and cases with expired limits. Where a borrower is past due, the entire exposure is reported, rather than the amount of any arrears.

Loans and receivables renegotiated

Loans and receivables renegotiated are those facilities at the current reporting date that, during the financial year, have had their terms renegotiated resulting in an upgrade from 91+ days past due or impaired status to performing status such that if they were not renegotiated they would be otherwise past due or impaired.

Renegotiated loans and receivables were € 4,459 million as at 31 December 2009 (Allied Irish Banks, p.l.c.: € 4,178 million).

Renegotiated loans and receivables were € 154 million as at 31 December 2008 (Allied Irish Banks, p.l.c.: € 91 million) which related to loans who had their terms renegotiated resulting in an upgrade from impaired status.

Notes to the accounts

28 Loans and receivables to customers (continued)

Impaired loans by geographic location and industry sector(1)

	2009
	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	105	4	10	—	—	119
Energy	11	2	2	—	—	15
Manufacturing	134	66	74	11	19	304
Construction and property	2,275	449	194	8	—	2,926
Distribution	846	229	52	—	7	1,134
Transport	34	2	8	—	—	44
Financial	70	85	1	—	—	156
Other services	206	168	13	23	—	410
Personal
- Home mortgages	475	56	13	—	42	586
- Other	556	40	75	—	—	671
Lease financing	96	—	35	—	—	131

	4,808	1,101	477	42	68	6,496

	2008
	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	47	2	39	—	—	88
Energy	10	—	—	32	—	42
Manufacturing	71	33	46	17	—	167
Construction and property	1,148	432	61	12	—	1,653
Distribution	147	89	30	—	—	266
Transport	11	2	3	—	—	16
Financial	17	3	—	—	—	20
Other services	65	53	7	—	—	125
Personal
- Home mortgages	163	53	11	—	19	246
- Other	257	22	36	—	—	315
Lease financing	36	—	17	—	—	53

	1,972	689	250	61	19	2,991

(1)	Excluding loans and receivables held for sale to NAMA at 31 December 2009 (see note 23).

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

28 Loans and receivables to customers (continued)

The following table sets out, at 31 December 2009 and 2008, loans identified as impaired analysed between those instances where provisions are calculated based on loans that are individually significant and those that are individually insignificant. This analysis includes both loans and receivables to customers and loans and receivables held for sale to NAMA (see note 23).

	2009
	Individually significant		Individually insignificant		Total
Division	€ m	%	€ m	%	€ m
AIB Bank ROI	13,676	85	944	73	14,620
Capital Markets	559	3	—	—	559
AIB Bank UK	1,705	11	50	4	1,755
Central and Eastern Europe	223	1	296	23	519

Total	16,163	100	1,290	100	17,453

	2008
	Individually significant		Individually insignificant		Total
Division	€ m	%	€ m	%	€ m
AIB Bank ROI	1,384	59	478	75	1,862
Capital Markets	338	14	—	—	338
AIB Bank UK	489	21	33	5	522
Central and Eastern Europe	140	6	129	20	269

Total	2,351	100	640	100	2,991

The level of provision and associated provision cover for individually insignificant impaired loans by division as at 31 December 2009 and 2008 are outlined in the following table.

	2009
	Individually insignificant	Provision	Provision cover
Division	€ m	€ m	%
AIB Bank ROI	944	560	59
AIB Bank UK	50	36	72
Central and Eastern Europe	296	127	43

Total	1,290	723	56

	2008
	Individually insignificant	Provision	Provision cover
Division	€ m	€ m	%
AIB Bank ROI	478	286	60
AIB Bank UK	33	21	64
Central and Eastern Europe	129	74	57

Total	640	381	60

For further detail on our provisioning methodology, see Risk management - Credit Risk.

Notes to the accounts

28 Loans and receivables to customers (continued)

Included in loans and receivables to customers of € 103,341 million, is funded leveraged debt of € 4,290 million. The tables below analyse this by geographic location and industry sector.

Leveraged debt by geographic location

	2009		2008
	Funded € m	Unfunded € m	Funded € m	Unfunded € m
United Kingdom	638	121	786	36
Rest of Europe	1,302	181	1,562	137
United States of America	2,056	406	2,632	340
Rest of world	294	40	300	107

	4,290	748	5,280	620

Funded leveraged debt by industry sector

	2009 € m	2008 € m
Agriculture	30	34
Construction and property	25	58
Distribution	750	845
Energy	71	95
Financial	113	139
Manufacturing	1,704	2,142
Transport	184	181
Other services	1,413	1,786

	4,290	5,280

Leveraged lending (including the financing of Management buy-outs, buy-ins and private equity buyouts) is conducted primarily through specialist lending teams. The leveraged loan book is held as part of the loans and receivables to customers portfolio. Specific impairment provisions of € 55 million (2008: € 11 million) are currently held against impaired exposures of € 231 million (2008: € 38 million) where there has been a permanent reduction in the value of the credit assets in question. These impaired exposures are not included in the analysis above. The unfunded element above includes off-balance sheet facilities and the undrawn element of facility commitments.

29 Provisions for impairment of loans and receivables

	2009
Group	Corporate/ Commercial € m	Residential mortgages € m	Other € m	Total € m
Provisions
At the beginning of period	1,860	64	370	2,294
Exchange translation adjustments	18	2	11	31
Charge against income statement	4,987	88	280	5,355
Amounts written off	(453)	(13)	(54)	(520)
Recoveries of amounts written off in previous years	5	—	1	6
Transfers out	(10)	—	—	(10)

At end of period	6,407	141	608	7,156

Total provisions are split between specific and IBNR as follows:
Specific	5,324	71	403	5,798
IBNR	1,083	70	205	1,358

	6,407	141	608	7,156

Amounts include:
Loans and receivables to banks (note 27)				4
Loans and receivables to customers (note 28)				2,987
Loans and receivables held for sale to NAMA (note 23)				4,165

				7,156

	2008
Group	Corporate/ Commercial € m	Residential mortgages € m	Other € m	Total € m
Provisions
At the beginning of period	486	26	232	744
Exchange translation adjustments	(90)	(3)	(24)	(117)
Charge against income statement	1,593	44	185	1,822
Amounts written off	(136)	(3)	(27)	(166)
Recoveries of amounts written off in previous years	7	—	4	11

At end of period	1,860	64	370	2,294

Total provisions are split between specific and IBNR as follows:
Specific	877	32	239	1,148
IBNR	983	32	131	1,146

	1,860	64	370	2,294

Amounts include:
Loans and receivables to banks (note 27)				2
Loans and receivables to customers (note 28)				2,292

				2,294

The classification of loans and receivables into corporate/commercial, residential mortgages, and other, relate to classifications used in the Group’s ratings tools and are explained in note 33.

Notes to the accounts

29 Provisions for impairment of loans and receivables (continued)

	2009
Allied Irish Banks, p.l.c.	Corporate/ Commercial € m	Residential mortgages € m	Other € m	Total € m
Provisions
At the beginning of period	1,501	13	164	1,678
Exchange translation adjustments	6	—	—	6
Charge against income statement	4,486	15	107	4,608
Amounts written off	(332)	—	(28)	(360)
Recoveries of amounts written off in previous years	1	—	—	1
Transfers out	(7)	—	—	(7)

At end of period	5,655	28	243	5,926

Total provisions are split between specific and IBNR as follows:
Specific	4,681	25	205	4,911
IBNR	974	3	38	1,015

	5,655	28	243	5,926

Amounts include:
Loans and receivables to banks (note 27)				4
Loans and receivables to customers (note 28)				1,992
Loans and receivables held for sale to NAMA (note 71)				3,930

				5,926

	2008
Allied Irish Banks, p.l.c.	Corporate/ Commercial € m	Residential mortgages € m	Other € m	Total € m
Provisions
At the beginning of period	305	3	101	409
Exchange translation adjustments	(20)	—	1	(19)
Charge against income statement	1,289	10	89	1,388
Amounts written off	(80)	—	(27)	(107)
Recoveries of amounts written off in previous years	7	—	—	7

At end of period	1,501	13	164	1,678

Total provisions are split between specific and IBNR as follows:
Specific	701	8	84	793
IBNR	800	5	80	885

	1,501	13	164	1,678

Amounts include:
Loans and receivables to banks (note 27)				—
Loans and receivables to customers (note 28)				1,678

				1,678

29 Provision for impairment of loans and receivables (continued)

Provision for impairment of loans and receivables to customers by geographic location and industry sector

	2009
	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	44	1	7	—	—	52
Energy	4	—	1	—	—	5
Manufacturing	58	29	24	—	6	117
Construction and property	557	178	45	2	—	782
Distribution	286	88	23	—	5	402
Transport	20	2	4	—	—	26
Financial	49	35	1	—	—	85
Other services	90	61	8	4	—	163
Personal
- Home mortgages	81	16	6	—	13	116
- Other	302	24	58	—	—	384
Lease financing	67	—	11	—	—	78

Specific	1,558	434	188	6	24	2,210
IBNR	554	121	90	5	7	777

Total	2,112	555	278	11	31	2,987

	2008
	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	19	—	35	—	—	54
Energy	8	—	—	4	—	12
Manufacturing	35	13	17	4	—	69
Construction and property	398	134	20	4	—	556
Distribution	57	37	20	—	—	114
Transport	8	1	2	—	—	11
Financial	10	2	—	—	—	12
Other services	34	21	5	—	—	60
Personal
- Home mortgages	32	3	5	—	7	47
- Other	136	17	27	—	—	180
Lease financing	25	—	6	—	—	31

Specific	762	228	137	12	7	1,146
IBNR	919	149	76	—	2	1,146

Total	1,681	377	213	12	9	2,292

Notes to the accounts

29 Provision for impairment of loans and receivables (continued)

Provision for impairment of loans and receivables held for sale to NAMA by geographic location and industry sector

	2009
	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	5	—	—	—	—	5
Energy	8	—	—	—	—	8
Manufacturing	3	—	—	—	—	3
Construction and property	3,245	189	—	—	—	3,434
Distribution	79	—	—	—	—	79
Financial	—	2	—	—	—	2
Other services	11	1	—	—	—	12
Personal
- Home mortgages	6	—	—	—	—	6
- Other	35	—	—	—	—	35

Specific	3,392	192	—	—	—	3,584
IBNR	541	40	—	—	—	581

Total provision	3,933	232	—	—	—	4,165

30 Amounts receivable under finance leases and hire purchase contracts

The following balances principally comprise of leasing arrangements involving vehicles, plant, machinery and equipment.

	Group		Allied Irish Banks, p.l.c.
	2009 € m	2008 € m	2009 € m	2008 € m
Gross receivables
Not later than 1 year	864	855	69	392
Later than one year and not later than 5 years	1,860	2,419	733	630
Later than 5 years	154	218	71	70

Total	2,878	3,492	873	1,092
Unearned future finance income	(216)	(264)	(78)	(104)
Deferred costs incurred on origination	6	8	4	6

Total	2,668	3,236	799	994

Present value of minimum payments analysed by residual maturity
Not later than 1 year	845	837	68	384
Later than one year and not later than 5 years	1,707	2,222	670	553
Later than 5 years	116	177	61	57

Present value of minimum payments	2,668	3,236	799	994

Provision for uncollectible minimum payments receivable(1) amounted to:	139	52	60	22
Unguaranteed residual values accruing to the benefit of the Group	12	16	—	—
Net investment in new business	763	1,606	197	499

(1)	Included in the provision for impairment of loans and receivables to customers (see note 29).

31 Financial investments available for sale

The following tables give, for the Group and Allied Irish Banks, p.l.c. at 31 December 2009 and 31 December 2008, the carrying value (fair value) of financial investments available for sale by major classifications together with the unrealised gains and losses.

	2009
	Fair value € m	Unrealised gross gains € m	Unrealised gross losses € m	Net unrealised gains/(losses) € m	Tax effect € m	Net after tax € m
Group
Debt securities
Irish government securities	3,941	137	(22)	115	(10)	105
Euro government securities	2,104	69	(3)	66	(10)	56
Non Euro government securities	2,629	65	(8)	57	(11)	46
Non European government securities	619	28	(2)	26	(3)	23
U.S.Treasury & U.S. government agencies	351	10	(1)	9	(1)	8
Collateralised mortgage obligations	1,134	—	(36)	(36)	5	(31)
Other asset backed securities	3,528	2	(320)	(318)	40	(278)
Euro bank securities	6,804	72	(86)	(14)	2	(12)
Non Euro bank securities	2,873	21	(46)	(25)	3	(22)
Certificates of deposit	207	1	—	1	—	1
Other investments	819	34	(18)	16	(3)	13

Total debt securities	25,009	439	(542)	(103)	12	(91)
Equity securities	327	158	(7)	151	(30)	121

Total financial investments available for sale	25,336	597	(549)	48	(18)	30

Allied Irish Banks, p.l.c.
Debt securities
Irish government securities	3,044	136	(3)	133	(17)	116
Euro government securities	1,858	57	(3)	54	(7)	47
Non Euro government securities	884	37	(5)	32	(3)	29
Non European government securities	619	28	(2)	26	(3)	23
U.S.Treasury & U.S. government agencies	347	10	(1)	9	(1)	8
Collateralised mortgage obligations	1,134	—	(36)	(36)	5	(31)
Other asset backed securities	3,528	2	(320)	(318)	40	(278)
Euro bank securities	6,786	72	(86)	(14)	2	(12)
Non Euro bank securities	2,873	21	(46)	(25)	3	(22)
Certificates of deposit	201	1	—	1	—	1
Other investments	817	34	(18)	16	(3)	13

Total debt securities	22,091	398	(520)	(122)	16	(106)
Equity securities	87	15	(3)	12	(3)	9

Total financial investments available for sale	22,178	413	(523)	(110)	13	(97)

Notes to the accounts

31 Financial investments available for sale (continued)

	2008
	Fair value € m	Unrealised gross gains € m	Unrealised gross losses € m	Net unrealised gains/(losses) € m	Tax effect € m	Net after tax € m
Group
Debt securities
Irish government securities	1,537	10	(55)	(45)	14	(31)
Euro government securities	2,698	58	(14)	44	(7)	37
Non Euro government securities	2,879	62	(25)	37	(3)	34
Non European government securities	1,337	63	(3)	60	(7)	53
U.S. Treasury & U.S. government agencies	550	16	(1)	15	(2)	13
Collateralised mortgage obligations	1,541	—	(72)	(72)	12	(60)
Other asset backed securities	4,054	4	(183)	(179)	22	(157)
Euro bank securities	8,678	59	(170)	(111)	14	(97)
Non Euro bank securities	4,238	59	(89)	(30)	4	(26)
Certificates of deposit	212	2	—	2	—	2
Other investments	1,013	6	(177)	(171)	43	(128)

Total debt securities	28,737	339	(789)	(450)	90	(360)
Equity securities	287	151	(12)	139	(26)	113

Total financial investments available for sale	29,024	490	(801)	(311)	64	(247)

Allied Irish Banks, p.l.c.
Debt securities
Irish government securities	676	10	—	10	(2)	8
Euro government securities	2,301	54	(13)	41	(5)	36
Non Euro government securities	1,376	57	(8)	49	(7)	42
Non European government securities	1,337	63	(3)	60	(7)	53
U.S. Treasury & U.S. government agencies	532	16	(1)	15	(2)	13
Collateralised mortgage obligations	1,541	—	(72)	(72)	12	(60)
Other asset backed securities	4,054	4	(183)	(179)	22	(157)
Euro bank securities	8,678	59	(170)	(111)	14	(97)
Non Euro bank securities	4,238	59	(89)	(30)	4	(26)
Certificates of deposit	212	2	—	2	—	2
Other investments	863	5	(177)	(172)	43	(129)

Total debt securities	25,808	329	(716)	(387)	72	(315)
Equity securities	64	5	(7)	(2)	—	(2)

Total financial investments available for sale	25,872	334	(723)	(389)	72	(317)

31 Financial investments available for sale (continued)

Analysis of movements in financial investments available for sale	Debt securities € m	Equity securities € m	Total € m
Group
At 1 January 2009	28,737	287	29,024
Exchange translation adjustments	460	2	462
Purchases	4,809	3	4,812
Additions(1)	—	34	34
Sales	(4,679)	(9)	(4,688)
Maturities	(4,838)	—	(4,838)
IAS 39 reclassifications out (note 28)	(13)	—	(13)
Provisions for impairment	(20)	(4)	(24)
Amortisation of discounts net of premiums	37	—	37
Movement in unrealised gains	516	14	530

At 31 December 2009	25,009	327	25,336

Allied Irish Banks, p.l.c.
At 1 January 2009	25,808	64	25,872
Exchange translation adjustments	431	1	432
Purchases	3,795	—	3,795
Additions(1)	—	12	12
Sales	(4,474)	(6)	(4,480)
Maturities	(3,881)	—	(3,881)
IAS 39 reclassifications out (note 28)	(13)	—	(13)
Provisions for impairment	(20)	(1)	(21)
Amortisation of discounts net of premiums	16	—	16
Movement in unrealised gains	429	17	446

At 31 December 2009	22,091	87	22,178

(1)	Additions relate to transfers from loans and receivables arising from debt/equity restructures.

During the year financial investments available for sale of €13 million were reclassified to the loans and receivables to customers category.

Notes to the accounts

31 Financial investments available for sale (continued)

Analysis of movements in financial investments available for sale	Debt securities € m	Equity securities € m	Total € m
Group
At 1 January 2008	20,658	326	20,984
Exchange translation adjustments	(1,317)	(28)	(1,345)
Purchases	19,374	30	19,404
Sales	(4,306)	(51)	(4,357)
Maturities	(9,801)	—	(9,801)
IAS 39 reclassifications in (note 25)	6,092	12	6,104
IAS 39 reclassifications out (note 32)	(1,769)	—	(1,769)
Provisions for impairment	(24)	(5)	(29)
Amortisation of discounts net of premiums	15	—	15
Movement in unrealised (losses)/gains	(185)	3	(182)

At 31 December 2008	28,737	287	29,024

Allied Irish Banks, p.l.c.
At 1 January 2008	17,794	59	17,853
Exchange translation adjustments	(1,086)	(3)	(1,089)
Purchases	16,578	13	16,591
Sales	(4,027)	(20)	(4,047)
Maturities	(9,405)	—	(9,405)
IAS 39 reclassifications in (note 25)	6,092	12	6,104
Provisions for impairment	(24)	(1)	(25)
Amortisation of discounts net of premiums	4	—	4
Movement in unrealised (losses)/gains	(118)	4	(114)

At 31 December 2008	25,808	64	25,872

During the year, certain financial investments available for sale amounting to € 1,769 million were reclassified to the held to maturity category. The Group has the ability and intention to hold these securities to maturity.

	Group		Allied Irish Banks, p.l.c.
Debt securities analysed by remaining maturity	2009 € m	2008 € m	2009 € m	2008 € m
Due within one year	4,375	3,686	3,750	2,838
After one year, but within five years	11,118	13,738	10,232	12,992
After five years, but within ten years	3,829	4,082	3,082	3,645
After ten years	5,687	7,231	5,027	6,333

	25,009	28,737	22,091	25,808

	Group		Allied Irish Banks, p.l.c.
	2009 € m	2008 € m	2009 € m	2008 € m
Of which listed:
Debt securities	24,995	28,665	22,079	25,779
Equity securities	53	34	33	24
	25,048	28,699	22,112	25,803
Of which unlisted:
Debt securities	14	72	12	29
Equity securities	274	253	54	40
	288	325	66	69

	25,336	29,024	22,178	25,872

31 Financial investments available for sale (continued)

The following table gives for the Group and Allied Irish Banks, p.l.c. at 31 December 2009, an analysis of the securities portfolio with unrealised losses, distinguished between securities with continuous unrealised loss positions of less than 12 months and those with continuous unrealised loss positions for periods in excess of 12 months.

	2009			2009
	Fair value			Unrealised losses
	Investments with unrealised losses of less than 12 months € m	Investments with unrealised losses of more than 12 months € m	Total € m	Unrealised losses of less than 12 months € m	Unrealised losses of more than 12 months € m	Total € m
Group
Debt securities
Irish government securities	107	856	963	(3)	(19)	(22)
Euro government securities	330	20	350	(3)	—	(3)
Non Euro government securities	158	209	367	(3)	(5)	(8)
Non European government securities	4	23	27	—	(2)	(2)
US Treasury and US government agencies	—	46	46	—	(1)	(1)
Collateralised mortgage obligations	24	1,089	1,113	—	(36)	(36)
Other asset backed securities	302	3,134	3,436	(19)	(301)	(320)
Euro bank securities	118	3,039	3,157	(5)	(81)	(86)
Non Euro bank securities	175	1,962	2,137	(9)	(37)	(46)
Other investments	8	217	225	(1)	(17)	(18)

Total debt securities	1,226	10,595	11,821	(43)	(499)	(542)
Equity securities	—	8	8	(3)	(4)	(7)

Total	1,226	10,603	11,829	(46)	(503)	(549)

Allied Irish Banks, p.l.c.
Debt securities
Irish government securities	107	—	107	(3)	—	(3)
Euro government securities	330	20	350	(3)	—	(3)
Non Euro government securities	95	69	164	(3)	(2)	(5)
Non European government securities	4	23	27	—	(2)	(2)
US Treasury and US government agencies	—	46	46	—	(1)	(1)
Collateralised mortgage obligations	24	1,089	1,113	—	(36)	(36)
Other asset backed securities	302	3,134	3,436	(19)	(301)	(320)
Euro bank securities	118	3,039	3,157	(5)	(81)	(86)
Non Euro bank securities	175	1,962	2,137	(9)	(37)	(46)
Other investments	8	217	225	(1)	(17)	(18)

Total debt securities	1,163	9,599	10,762	(43)	(477)	(520)
Equity securities	—	6	6	—	(3)	(3)

Total	1,163	9,605	10,768	(43)	(480)	(523)

Available for sale financial investments with unrealised losses have been assessed for impairment based on the credit risk profile of the counterparties involved. Impairment losses on debt securities of € 20 million have been recognised as set out in note 12.

Notes to the accounts

31 Financial investments available for sale (continued)

The following table gives for the Group and Allied Irish Banks, p.l.c. at 31 December 2008, an analysis of the securities portfolio with unrealised losses, distinguished between securities with continuous unrealised loss positions of less than 12 months and those with continuous unrealised loss positions for periods in excess of 12 months.

	2008			2008
	Fair value			Unrealised losses
	Investments with unrealised losses of less than 12 months	Investments with unrealised losses of more than 12 months	Total	Unrealised losses of less than 12 months	Unrealised losses of more than 12 months	Total
	€ m	€ m	€ m	€ m	€ m	€ m
Group
Debt securities
Irish government securities	—	861	861	—	(55)	(55)
Euro government securities	276	257	533	(12)	(2)	(14)
Non Euro government securities	386	423	809	(11)	(14)	(25)
Non European government securities	40	78	118	—	(3)	(3)
US Treasury and US government agencies	5	57	62	—	(1)	(1)
Collateralised mortgage obligations	126	1,281	1,407	(37)	(35)	(72)
Other asset backed securities	2,220	1,503	3,723	(82)	(101)	(183)
Euro bank securities	2,392	2,926	5,318	(85)	(85)	(170)
Non Euro bank securities	701	1,870	2,571	(21)	(68)	(89)
Certificates of deposit	—	—	—	—	—	—
Other investments	786	104	890	(140)	(37)	(177)

Total debt securities	6,932	9,360	16,292	(388)	(401)	(789)
Equity securities	22	—	22	(12)	—	(12)

Total	6,954	9,360	16,314	(400)	(401)	(801)

Allied Irish Banks, p.l.c.
Debt securities
Irish government securities	—	—	—	—	—	—
Euro government securities	217	96	313	(12)	(1)	(13)
Non Euro government securities	23	62	85	—	(8)	(8)
Non European government securities	39	78	117	—	(3)	(3)
US Treasury and US government agencies	5	57	62	—	(1)	(1)
Collateralised mortgage obligations	126	1,281	1,407	(37)	(35)	(72)
Other asset backed securities	2,220	1,503	3,723	(82)	(101)	(183)
Euro bank securities	2,392	2,926	5,318	(85)	(85)	(170)
Non Euro bank securities	701	1,870	2,571	(21)	(68)	(89)
Certificates of deposit	—	—	—	—	—	—
Other investments	641	103	744	(140)	(37)	(177)

Total debt securities	6,364	7,976	14,340	(377)	(339)	(716)
Equity securities	13	—	13	(7)	—	(7)

Total	6,377	7,976	14,353	(384)	(339)	(723)

Available for sale financial investments with unrealised losses have been assessed for impairment based on the credit risk profile of the counterparties involved. Impairment losses on debt securities of € 24 million have been recognised as set out in note 12.

31 Financial investments available for sale (continued)

Collateralised mortgage obligations by geography and industry sector of the issuer

	2009
	Governments € m	Other financial € m	Total € m
United Kingdom	—	57	57
United States of America	1,068	—	1,068
Rest of World	—	9	9

	1,068	66	1,134

	2008
	Governments € m	Other financial € m	Total € m
United Kingdom	—	171	171
United States of America	1,330	32	1,362
Rest of World	—	8	8

	1,330	211	1,541

Other asset backed securities by geography and industry sector of the issuer

	2009
	Governments € m	Banks € m	Building societies € m	Other financial € m	Total € m
Republic of Ireland	—	—	—	285	285
United Kingdom	—	25	—	704	729
United States of America	302	—	—	433	735
Australia	—	7	—	474	481
Italy	—	—	—	186	186
Spain	—	23	—	943	966
Rest of World	—	—	—	146	146

	302	55	—	3,171	3,528

	2008
	Governments € m	Banks € m	Building societies € m	Other financial € m	Total € m
Republic of Ireland	—	21	—	341	362
United Kingdom	—	81	—	631	712
United States of America	314	—	—	423	737
Australia	—	8	14	513	535
Italy	—	—	—	261	261
Spain	—	34	—	1,242	1,276
Rest of World	—	—	—	171	171

	314	144	14	3,582	4,054

Notes to the accounts

32 Financial investments held to maturity

	Debt securities
Analysis of movements in financial investments held to maturity	2009 € m	2008 € m
Group
At 1 January	1,499	—
Maturities	(71)	—
IAS 39 reclassifications in (note 25)	—	1,769
Purchases	128	—
Exchange translation adjustments	21	(273)
Amortisation of discount	9	3

At 31 December	1,586	1,499

All of these financial investments held to maturity are listed on a recognised stock exchange. They are Non-Euro Government securities and their maturity profile is set out in note 60. There were no financial investments held to maturity in Allied Irish Banks, p.l.c. as at 31 December 2009 and 2008.

33 Credit ratings

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

The Group’s total criticised loans at 31 December 2009 total € 38.2 billion (2008: € 15.5 billion) or 29.4% (2008: 11.7%) of loans and receivables to customers (including loans and receivables held for sale to NAMA).

Loans and receivables to customers

	2009				2008
Group	Corporate/ Commercial € m	Residential mortgages € m	Other € m	Total € m	Corporate/ Commercial € m	Residential mortgages € m	Other € m	Total € m
Masterscale grade
1 to 3	3,435	14,847	892	19,174	5,695	13,767	1,462	20,924
4 to 10	46,896	13,480	6,598	66,974	74,049	12,508	6,920	93,477
11 to 13	6,322	956	1,900	9,178	3,225	530	2,141	5,896

	56,653	29,283	9,390	95,326	82,969	26,805	10,523	120,297
Past due but not impaired	2,947	819	1,019	4,785	7,123	633	1,119	8,875
Impaired	5,088	469	939	6,496	2,150	218	623	2,991

	64,688	30,571	11,348	106,607	92,242	27,656	12,265	132,163

Unearned income				(279)				(382)
Provisions				(2,987)				(2,292)

Total				103,341				129,489

33 Credit ratings (continued)

	2009				2008
Allied Irish Banks, p.l.c.	Corporate/ Commercial	Residential mortgages	Other	Total	Corporate/ Commercial	Residential mortgages	Other	Total
Masterscale grade	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m
1 to 3	2,733	2,498	760	5,991	4,546	2,300	852	7,698
4 to 10	28,899	2,695	3,209	34,803	49,698	2,902	3,777	56,377
11 to 13	3,798	303	1,663	5,764	1,468	167	1,805	3,440

	35,430	5,496	5,632	46,558	55,712	5,369	6,434	67,515
Past due but not impaired	2,552	179	683	3,414	6,530	86	852	7,468
Impaired	3,822	100	564	4,486	1,541	38	438	2,017

	41,804	5,775	6,879	54,458	63,783	5,493	7,724	77,000

Unearned income				(151)				(207)
Provisions				(1,992)				(1,678)

Total - third party exposures				52,315				75,115

Loans and receivables held for sale to NAMA

	2009
Group	Corporate/ Commercial	Residential mortgages	Other	Total
Masterscale grade	€ m	€m	€ m	€ m
1 to 3	17	3	1	21
4 to 10	7,524	11	130	7,665
11 to 13	2,664	1	19	2,684

	10,205	15	150	10,370
Past due but not impaired	1,833	8	27	1,868
Impaired	10,832	2	123	10,957

	22,870	25	300	23,195

Provisions				(4,165)

Total				19,030

	2009
Allied Irish Banks, p.l.c.	Corporate/ Commercial	Residential mortgages	Other	Total
Masterscale grade	€ m	€ m	€ m	€ m
1 to 3	21	—	1	22
4 to 10	4,847	—	—	4,847
11 to 13	2,968	—	17	2,985

	7,836	—	18	7,854
Past due but not impaired	1,753	2	44	1,799
Impaired	10,100	—	4	10,104

	19,689	2	66	19,757

Provisions				(3,930)

Total				15,827

Lendings classifications:

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

Notes to the accounts

33 Credit ratings (continued)

External credit ratings

The external ratings profiles of loans and receivables to banks, trading portfolio financial assets (excluding equity securities), financial investments available for sale (excluding equity shares) and financial investments held to maturity are as follows:

	2009
Group	Bank € m	Corporate € m	Sovereign € m	Other € m	Total € m
AAA/AA	9,873	4	7,425	5,059	22,361
A	8,091	37	3,941	85	12,154
BBB+/BBB/BBB-	335	356	109	17	817
Sub investment	6	280	—	16	302
Unrated	15	155	—	143	313

Total	18,320	832	11,475	5,320	35,947

	2008
Group	Bank € m	Corporate € m	Sovereign € m	Other € m	Total € m
AAA/AA	11,843	3	7,227	5,494	24,567
A	7,256	63	3,534	242	11,095
BBB+/BBB/BBB-	281	214	85	128	708
Sub investment	24	108	2	215	349
Unrated	3	96	—	52	151

Total	19,407	484	10,848	6,131	36,870

	2009
Allied Irish Banks, p.l.c.	Bank* € m	Corporate € m	Sovereign € m	Other € m	Total € m
AAA/AA	9,873	4	6,223	4,391	20,491
A	8,069	37	665	85	8,856
BBB+/BBB/BBB-	333	356	109	17	815
Sub investment	6	280	—	16	302
Unrated	15	155	—	—	170

Total	18,296	832	6,997	4,509	30,634

	2008
Allied Irish Banks, p.l.c.	Bank* € m	Corporate € m	Sovereign € m	Other € m	Total € m
AAA/AA	11,652	3	5,650	5,344	22,649
A	6,803	63	626	242	7,734
BBB+/BBB/BBB-	279	214	85	128	706
Sub investment	24	108	2	215	349
Unrated	3	96	—	52	151

Total	18,761	484	6,363	5,981	31,589

*	Excludes loans to subsidiaries of € 50,839 million (2008: €41,493 million).

34 Interests in associated undertakings

Included in the Group income statement is the contribution from investments in associated undertakings as follows:

		Restated(1)
	2009 € m	2008 € m
Income statement
Share of results of associated undertakings	46	99
Impairment of associated undertakings	(308)	(57)

	(262)	42

		Restated(1)
	2009	2008
	€ m	€ m
Share of net assets including goodwill
At 1 January	1,999	1,682
Change in accounting policy - insurance contracts(1)	—	26

At 1 January, as restated	1,999	1,708
Exchange translation adjustments	(43)	76
Purchases	2	231
Disposals	—	(5)
Income for the period	46	99
Dividends received from associates	(64)	(55)
Impairment of associated undertakings	(308)	(57)
Other movements	9	2

At 31 December	1,641	1,999

Analysed as to:
M&T Bank Corporation (note 35)	1,282	1,534
Aviva Life Holdings Ireland Limited (note 36)	258	278
Bulgarian American Credit Bank (note 37)	60	163
Other	41	24

	1,641	1,999

Of which listed on a recognised stock exchange	1,344	1,697

Summarised financial information for the Group’s associates is as follows:
		Restated(1)
	2009 € m	2008 € m
Total assets	59,438	58,653
Total liabilities	54,763	54,605
Revenues	4,595	4,440
Net profit	299	478

(1)	Restated due to change in accounting policy for insurance contracts - see Accounting policies - Basis of preparation.

Notes to the accounts

34 Interests in associated undertakings (continued)

Principal associated undertakings		Nature of business
M&T Bank Corporation(1)		Banking and financial services
Registered office:	One M&T Plaza, Buffalo, New York 14203, USA
(Common stock shares of US$ 0.50 par value each – Group interest 22.7%(1))

Aviva Life Holdings Ireland Limited(2)		Manufacturer and distributor of
life and pension products
Registered office:	1 Park Place, Hatch Street, Dublin 2, Ireland
(Ordinary shares of € 1.25 par value each – Group interest 24.99%)

Bulgarian American Credit Bank AD(3)		Banking and financial services
Registered office:	16 Krakra Street, Sofia 1504, Bulgaria
(Ordinary shares of BNG 1 – Group interest 49.99%)

Other than as described for M&T,Aviva Life Holdings Ireland Limited and BACB, the Group’s interests in associated undertakings are non-credit institutions and are held by subsidiary undertakings.

In accordance with the European Communities (Credit Institutions:Accounts) Regulations, 1992,Allied Irish Banks, p.l.c. will annex a full listing of associated undertakings to its annual return to the Companies Registration Office.

(1)

The Group interest is held directly by Allied Irish Banks, p.l.c. and carried at cost of € 891 million in the parent company balance sheet.AIB accounts for its share of profits of M&T on the basis of its average interest in M&T throughout the period, which amounted to 23.3% during 2009 (2008: 24.2%).The agreement with M&T provides for the maintenance of AIB’s interest in M&T at a minimum of 22.5% through share repurchase programmes effected by M&T and through rights provided to AIB which allow it to subscribe for additional shares in M&T at fair market value. M&T shares are listed on the New York Stock Exchange and the fair value of the investment in M&T at 31 December 2009 was € 1,240 million (2008: € 1,101 million)—see note 35.

(2)	The Group interest is held directly by Allied Irish Banks, p.l.c. and carried at cost of € 12 million in the parent company statement of financial position—see note 36.
(3)

The Group interest is held directly by Allied Irish Banks, p.l.c. and carried at € 60 million in the parent company statement of financial position—see note 37. BACB shares are listed on the Bulgarian Stock Exchange and the fair value of the investment in BACB at 31 December 2009 was € 55 million (2008: € 38 million)—see note 37.

35 Interest in M&T Bank Corporation

The summary consolidated income statement, summary statement of financial position and contribution of M&T Bank Corporation for 2009 and 2008 under IFRS are as follows:

2008 US$ m	2009 US$ m		2009 € m	2008 € m
		Summary of consolidated income statement
1,960	2,061	Net interest income	1,478	1,333
939	922	Other income	662	638

2,899	2,983	Total operating income	2,140	1,971
1,688	2,019	Total operating expenses	1,448	1,148

1,211	964	Group operating profit before impairment provisions	692	823
428	609	Impairment provisions	437	291

783	355	Group profit before taxation	255	532
201	90	Taxation	65	137

582	265	Group profit after taxation	190	395

2008 US$ m	2009 US$ m		2009 € m	2008 € m
		Summary of consolidated statement of financial position
50,645	52,959	Cash, loans and receivables	36,761	36,391
7,919	7,781	Investment securities	5,401	5,690
389	436	Property, plant and equipment	303	280
4,097	4,922	Other assets	3,417	2,944

63,050	66,098	Total assets	45,882	45,305

42,583	47,451	Deposits	32,938	30,598
15,198	13,514	Other borrowings	9,381	10,920
1,449	1,083	Other liabilities	752	1,042
3,820	4,050	Shareholders’ funds	2,811	2,745

63,050	66,098	Total liabilities and shareholders’ funds	45,882	45,305

2008 US$ m	2009 US$ m		2009 € m	2008 € m
		Contribution of M&T
190	83	Gross contribution	60	129
(52)	(22)	Taxation	(16)	(35)

138	61	Contribution to Group profit before taxation	44	94

Notes to the accounts

35 Interest in M&T Bank Corporation (continued)

The carrying value of the Group’s investment in M&T at 31 December 2009 was € 1,282 million (2008: € 1,534 million) after recording an impairment loss of € 200 million in June 2009. This has been assessed for impairment in accordance with IAS 36 - Impairment of Assets. The carrying value is compared to the recoverable amount, which is the higher of value in use or fair value less costs to sell of the investment in M&T. The market value of the investment based on quoted share price at 31 December 2009 is € 1,240 million.

The value in use of the investment in M&T at 31 December 2009 is € 1,355 million. This has been determined based on the Group’s share of the cash flows expected to be generated by M&T. The value has been determined using management’s profit forecasts for 2010, extended to anticipate a recovery in the US economy and consequent reduction in credit losses through 2013. A pre tax risk discount rate of 12% has been applied to the cash flows and a compound growth rate of 4% has been assumed from 2011 onwards. The pre tax risk discount rate is calculated based on externally observable data in the market as well as management’s view of the appropriate risk premium to be applied to investments in the US banking industry. As the value in use is greater than the carrying value at 31 December 2009, it is considered that no further impairment is required at 31 December 2009.

The results of the valuation are sensitive to changes in the growth and discount rates. Changing the pre tax risk discount rate to 13% and the growth rate of 3% from 2011 into perpetuity would value the investment in M&T at € 1,075 million. If the pre tax risk discount rate was 11% and the growth rate 5%, the investment would be valued at € 1,825 million.

36 Interest in Aviva Life Holdings Ireland Limited

The contribution of Aviva Life Holdings Ireland Limited (“ALH”) previously Hibernian Life Holdings Limited for the years ended 31 December 2009, 2008 and 2007 is included within share of results of associated undertakings as follows:

	2009 € m	Restated 2008 € m	Restated 2007 € m
Share of income/(loss) of ALH	5	(19)	15
Amortisation of intangible assets	(8)	(1)	(2)

Share of (loss)/ income before taxation	(3)	(20)	13
Taxation attributable to policyholder returns	(9)	10	(3)

(Loss)/profit attributable to shareholders before taxation	(12)	(10)	10
Taxation	(1)	2	(1)

Included within associated undertakings	(13)	(8)	9

In addition to the amounts included within share of results of associated undertakings, the Group recognised fee income on the sale of ALH life insurance and investment products, through its distribution channels, amounting to € 21 million for the year ended 31 December 2009 (2008: € 34 million; 2007: € 49 million).

In the preparation of the 2009 Annual Financial Report, the Group has changed its method of accounting for insurance contracts from European Embedded Value (“EEV”) to Market Consistent Embedded Value (“MCEV”) principles. In the consolidated statement of financial position, the change had the impact of increasing the following line items: interests in associated undertakings; total assets; retained earnings; and total liabilities by € 26 million at 31 December 2007 and by € 31 million at 31 December 2008. In the consolidated income statement, the change had the impact of increasing the following line items: associated undertakings and profit before tax each by € 5 million in the year ended 31 December 2008 and each by € 3 million in the year ended 31 December 2007. The change in accounting policy increased basic earnings per share for the year ended 31 December 2008 by EUR 0.5 cent to EUR 83.4 cent and diluted earnings per share by EUR 0.5 cent to EUR 83.3 cent.

36 Interest in Aviva Life Holdings Ireland Limited (continued)

The assets and liabilities of ALH at 31 December 2009 and 2008, accounted for in accordance with the accounting policies of the Group, are set out below:

		Restated(1)	Restated(1)
Summary of consolidated statement of financial position	2009 € m	2008 € m	2007 € m
Cash and placings with banks	1,251	1,548	1,420
Financial investments	9,198	8,064	10,837
Investment property	328	474	794
Property, plant and equipment	6	10	12
Reinsurance assets	1,238	1,852	1,983
Other assets	698	792	802

Total assets	12,719	12,740	15,848

Investment contract liabilities	5,928	5,285	7,015
Insurance contract liabilities	5,092	5,820	6,443
Other liabilities	564	416	1,114
Shareholders’ equity	1,135	1,219	1,276

Total liabilities and shareholders’ equity	12,719	12,740	15,848

(1)	Restated due to change in accounting policy for insurance contracts—see Accounting policies—Basis of preparation

The value in use of the investment in ALH has been determined by comparing the Group’s share of the MCEV of the company to the carrying value. The MCEV is calculated by projecting future cash flows of the business to present values using a risk free yield curve rate of 3.7%. Cash flows are projected using best estimates of demographic and economic variables; for example policyholders’ lapses are projected based on analysis of current behaviour. The Group’s share of the MCEV of ALH exceeded the book value at both 31 December 2009 and 2008.

37 Interests in Bulgarian American Credit Bank AD

On 29 August 2008, the Group completed the acquisition of a 49.99% interest in Bulgarian American Credit Bank (“BACB”). BACB is a specialist provider of secured finance to small and medium sized companies in Bulgaria. The consideration of € 216 million was paid in cash, together with acquisition costs of € 1 million.

The Group accounts for its interest in BACB as an associated company as the Group does not have the power to govern the financial and operating policies of BACB.

The Group’s share of the net assets of BACB have been recorded at fair value in accordance with the accounting policies of the Group. Acquisition accounting has been adopted in respect of the acquisition of BACB and the Group’s share of net assets, consideration given and goodwill arising on the transaction comprised:

€ m
Net assets of BACB at acquisition date	90
Fair value adjustments	(12)
78

Group share of net assets - 49.99%	39
Consideration given including costs	217

Goodwill arising on the acquisition of BACB	178

The exchange at the date of acquisition was € 1 = 1.9558 Bulgarian Lev. The adjustments reflect fair value adjustments and bringing BACB’s policies in respect of provisioning into line with those of AIB. Goodwill arising has been capitalised on the statement of financial position within the caption “Interests in associated undertakings”.

Notes to the accounts

37 Interests in Bulgarian American Credit Bank AD (continued)

Summary statement of financial position	2009 € m	2008 € m
Assets
Cash and balances at central banks	13	25
Derivative financial instruments	2	2
Loans and receivables to banks	56	36
Loans and receivables to customers	331	346
Financial instruments	3	4
Property plant and equipment	2	2
Other assets	5	4

Total assets	412	419

Liabilities
Deposits by banks	40	11
Customer accounts	99	122
Debt securities in issue	110	106
Other borrowed funds	55	82
Other liabilities	1	2
Shareholders’ equity	107	96

Total liabilities and shareholders’ equity	412	419

The Group’s share of income of BACB for the year to 31 December 2009 amounted to € 5 million (2008: € 3 million).

The carrying value, before impairment, of the Group’s investment in BACB at 31 December 2009 was € 168 million (2008: € 220 million). The fair market value of the investment at 31 December 2009 is € 55 million (2008: € 38 million). In accordance with IAS 36—Impairment of Assets, this value is compared to the recoverable amount (higher of value in use and fair value less costs to sell) of the investment in BACB.

The value in use of the investment in BACB at 31 December 2009 has been determined based on the Group’s share of the cash flows expected to be generated by BACB. The value has been determined using management’s estimates for 2010—2015. A risk discount rate of 16% has been applied to the cash flows and a compound growth rate of 4% has been assumed from 2015 onwards. The discount rate is calculated based on externally observable data in the market as well as management’s view of the appropriate risk premium to be applied to investments in the Central and Eastern Europe banking industry. The growth rate is based on forecast long-term real GDP growth rates and historically high inflation rates.

This methodology valued BACB at € 60 million, and gave rise to an impairment charge of € 108 million for the year ended 31 December 2009 (2008: € 57 million). These values are sensitive to the cash flows projected for the period for which detailed forecasts are available, and to assumptions regarding the availability of funding and long-term sustainable pattern of cash flows thereafter.

The results of this valuation are sensitive to changes in the growth and discount rates. Changing the discount rate to 17% and the growth rate into perpetuity from 2015 to 3% would value the investment in BACB at € 56 million. If the discount rate was 15% and the growth rate 5% from 2015, the investment would be valued at € 65 million.

38 Investments in Group undertakings

	2009 € m	2008 € m
Allied Irish Banks, p.l.c.
At 1 January	1,472	1,428
Additions	501	44
Redemptions	(4)	—

At 31 December	1,969	1,472

Of which:
Credit institutions	859	754
Other	1,110	718

Total – all unquoted	1,969	1,472

The investments in Group undertakings are included in the accounts on an historical cost basis. Investments in Group undertakings include € 300 million (2008: € 300 million) of subordinated debt.

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

In March 2006 AIB Mortgage Bank launched a € 15 billion Mortgage Covered Securities Programme. As at 31 December 2009, the total amount of principal outstanding in respect of mortgage covered securities issued was € 10.5 billion (2008: € 12.9 billion) of which € 4.7 billion was held by third parties and € 5.8 billion by Allied Irish Banks, p.l.c At the same date, the total amount of principal outstanding in the covered assets pool including mortgage loans and cash was € 16.1 billion (2008: € 16.6 billion).

As at 31 December 2009 and 2008, AIB Mortgage Bank had a Mortgage Backed Promissory Notes (“MBPN”) facility with the Central Bank and Financial Services Authority of Ireland, which was not in use at the year-end reporting date. This facility is referred to in more detail in note 42.

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
(Ordinary shares of PLN 10 each - Group interest 70.4%)

The above subsidiary undertakings are wholly-owned unless otherwise stated. The registered office of each is located in the principal country of operation. The issued share capital of each undertaking is denominated in ordinary shares.

Notes to the accounts

38 Investments in Group undertakings (continued)

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

Each of the companies listed below, and consolidated into these accounts, has availed of the exemption from filing its individual accounts as set out in Section 17 of the Companies (Amendment) Act 1986. In accordance with the Act, Allied Irish Banks, p.l.c. has irrevocably guaranteed the liabilities of these subsidiaries.

AIB Asset Management Holdings (Ireland) Limited

AIB Alternative Investment Services Limited

AIB Capital Management Holdings Limited

AIB Capital Markets plc

AIB Corporate Banking Limited

AIB Corporate Finance Limited

AIB Finance Limited

AIB Fund Management Limited

AIB International Financial Services Limited

AIB International Leasing Limited

AIB Investment Managers Limited

AIB Leasing Limited

AIB Services Limited

AIB Venture Capital Limited

Allied Combined Trust Limited

Allied Irish Banks (Holdings & Investments) Limited

Allied Irish Capital Management Limited

Allied Irish Finance Limited

Allied Irish Leasing Limited

Allied Irish Nominees Limited

Blogram Limited

Eyke Limited

First Venture Fund Limited

Goodbody Corporate Finance

Goodbody Economic Consultants Limited

Goodbody Financial Services

Goodbody Holdings Limited

Goodbody Pensioneer Trustees Limited

Goodbody Alternative Investment Management Limited

Goodbody Stockbrokers

Kahn Holdings

Percy Nominees Limited

PPP Projects Limited

The Hire Purchase Company of Ireland Limited

Webbing Ireland

Other subsidiary undertakings

Causeway Securities p.l.c.

In November 2008 AIB Group (UK) p.l.c. securitised Stg£ 2,222 million of UK originated residential mortgages to Causeway Securities p.l.c., a special purpose entity. Notes of Stg£ 2,222 million were issued by Causeway Securities p.l.c. to AIB Group (UK) p.l.c. to fund the purchase of beneficial interest in the residential mortgages. The securitisation structure supports the funding activities of the Group.

Clogher Securities Limited

In April 2009 Allied Irish Banks, p.l.c. securitised € 2,345 million of Republic of Ireland originated residential mortgages to Clogher Securities Limited, a special purpose entity. Notes of € 2,345 million were issued by Clogher Securities Limited to Allied Irish Banks, p.l.c. to fund the purchase of beneficial interest in the residential mortgages. The securitisation structure supports the funding activities of the Group.

Wicklow Gap Limited

In November 2009 Allied Irish Banks, p.l.c. securitised € 2,182 million of euro denominated corporate loan obligations and working capital to Wicklow Gap Limited, a special purpose entity. Notes of € 2,204 million were issued by Wicklow Gap Limited to Allied Irish Banks, p.l.c. to fund the purchase of these loan obligations, their accrued interest and an amount of future anticipated drawdowns and certain transaction fees.The securitisation structure will support the funding activities of the Group.

Whilst the loans/mortgages securitised have not been derecognised for Group reporting purposes, the investment in all three special purpose entities above have been eliminated on consolidation. In the case of Allied Irish Banks, p.l.c., the investment in both Clogher Securities Limited and Wicklow Gap Limited have been eliminated, whilst the loans/mortgages continue to be recognised.

39 Intangible assets and goodwill

	2009				2008
Group	Goodwill € m	Software € m	Other € m	Total € m	Goodwill € m	Software € m	Other € m	Total € m
Cost
Balance at 1 January	462	639	11	1,112	399	523	6	928
Additions - internally generated	—	64	—	64	—	108	—	108
- externally purchased	—	16	—	16	—	42	—	42
Acquisition	—	—	—	—	15	—	8	23
Disposals	—	(5)	—	(5)	—	(11)	(2)	(13)
Exchange translation adjustments	5	2	—	7	48	(23)	(1)	24

Balance at 31 December	467	716	11	1,194	462	639	11	1,112

Amortisation/impairment
Balance at 1 January	25	308	5	338	10	277	5	292
Amortisation for period	—	70	2	72	—	55	3	58
Impairment for period	—	5	—	5	15	5	—	20
Disposals	—	(4)	—	(4)	—	(11)	(2)	(13)
Exchange translation adjustments	—	1	—	1	—	(18)	(1)	(19)

Balance at 31 December	25	380	7	412	25	308	5	338

Net book value at 31 December	442	336	4	782	437	331	6	774

Internally generated intangible assets under construction amounted to € 79 million (2008: € 97 million). Internally generated software amounted to € 298 million (2008: € 221 million).

The goodwill relates to the acquisition of the holding in Bank Zachodni WBK S.A. (“BZWBK”).The investment in BZWBK which is quoted on a recognised stock exchange has been assessed for impairment at 31 December 2009 and 2008.The market value at 31 December 2009 of the shareholding in BZWBK S.A. of € 1.5 billion (2008: € 1.3 billion) exceeds the carrying amount including goodwill of the investment by € 0.09 billion (2008: € 0.08 billion). The remaining goodwill amounts which relate to unquoted investments, have been assessed for impairment through discounting projected cash flows with the resultant impairment charge, if any, recognised in the period.

	2009				2008
Allied Irish Banks, p.l.c.	Goodwill € m	Software € m	Other € m	Total € m	Goodwill € m	Software € m	Other € m	Total € m
Cost
Balance at 1 January	15	477	11	503	—	353	3	356
Additions - internally generated	—	54	—	54	—	83	—	83
- externally purchased	—	14	—	14	—	40	—	40
Acquisition	—	—	—	—	15	1	8	24
Disposals	—	(4)	—	(4)	—	—	—	—

Balance at 31 December	15	541	11	567	15	477	11	503

Amortisation/impairment
Balance at 1 January	15	195	6	216	—	151	2	153
Amortisation for period	—	58	2	60	—	45	4	49
Impairment for period	—	4	—	4	15	—	—	15
Disposals	—	(3)	—	(3)	—	—	—	—
Exchange translation adjustments	—	—	—	—	—	(1)	—	(1)

Balance at 31 December	15	254	8	277	15	195	6	216

Net book value at 31 December	—	287	3	290	—	282	5	287

Internally generated intangible assets under construction amounted to € 66 million (2008: € 74 million). Internally generated software amounted to € 226 million (2008: € 169 million).

]	Notes to the accounts

39 Intangible assets and goodwill (continued)

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

40 Property, plant & equipment

	Property			Equipment	Total
Group	Freehold € m	Long leasehold € m	Leasehold under 50 years € m	€ m	€ m
Cost
Balance at 1 January 2009	350	82	164	622	1,218
Additions	11	4	13	36	64
Disposals	(4)	(1)	(1)	(20)	(26)
Reclassification to held for sale	(46)	(21)	—	—	(67)
Exchange translation adjustments	4	1	3	5	13

At 31 December 2009	315	65	179	643	1,202

Depreciation/impairment
Accumulated depreciation at 1 January 2009	84	19	92	420	615
Depreciation charge for the year	9	3	12	55	79
Disposals	(2)	—	(1)	(15)	(18)
Reclassification to held for sale	(13)	(4)	—	—	(17)
Exchange translation adjustments	2	—	2	3	7

At 31 December 2009	80	18	105	463	666

Net book value at 31 December 2009	235	47	74	180	536

The net book value of property occupied by the Group for its own activities was € 348 million.

	Property			Equipment	Total
Allied Irish Banks, p.l.c.	Freehold € m	Long leasehold € m	Leasehold under 50 years € m	€ m	€ m
Cost
Balance at 1 January 2009	192	74	69	395	730
Additions	9	4	10	25	48
Disposals	(1)	(1)	—	(11)	(13)
Reclassification to held for sale	(41)	(20)	—	—	(61)

At 31 December 2009	159	57	79	409	704

Depreciation/impairment
Accumulated depreciation at 1 January 2009	31	17	39	265	352
Depreciation charge for the year	6	2	5	35	48
Disposals	—	—	—	(8)	(8)
Reclassification to held for sale	(10)	(4)	—	—	(14)

At 31 December 2009	27	15	44	292	378

Net book value at 31 December 2009	132	42	35	117	326

The net book value of property occupied by Allied Irish Banks, p.l.c. for its own activities was € 207 million.

40 Property, plant & equipment (continued)

	Property			Equipment	Total
Group	Freehold € m	Long leasehold € m	Leasehold under 50 years € m	€ m	€ m
Cost
Balance at 1 January 2008	352	82	172	620	1,226
Additions	33	4	24	79	140
Disposals	(6)	(1)	(14)	(36)	(57)
Exchange translation adjustments	(29)	(3)	(18)	(41)	(91)

At 31 December 2008	350	82	164	622	1,218

Depreciation
Accumulated depreciation at 1 January 2008	85	18	102	413	618
Depreciation charge for the year	11	2	13	66	92
Disposals	(2)	—	(13)	(32)	(47)
Exchange translation adjustments	(10)	(1)	(10)	(27)	(48)

At 31 December 2008	84	19	92	420	615

Net book value at 31 December 2008	266	63	72	202	603

The net book value of property occupied by the Group for its own activities was € 364 million.

	Property			Equipment	Total
Allied Irish Banks, p.l.c.	Freehold € m	Long leasehold € m	Leasehold under 50 years € m	€ m	€ m
Cost
Balance at 1 January 2008	164	71	79	369	683
Additions	29	4	5	42	80
Disposals	(1)	(1)	(14)	(15)	(31)
Exchange translation adjustments	—	—	(1)	(1)	(2)

At 31 December 2008	192	74	69	395	730

Depreciation
Accumulated depreciation at 1 January 2008	26	15	48	232	321
Depreciation charge for the year	5	2	5	45	57
Disposals	—	—	(13)	(12)	(25)
Exchange translation adjustments	—	—	(1)	—	(1)

At 31 December 2008	31	17	39	265	352

Net book value at 31 December 2008	161	57	30	130	378

The net book value of property occupied by Allied Irish Banks, p.l.c. for its own activities was € 225 million.

Property leased to others had a book value of € 5 million (2008: € 7 million), there was no such property in Allied Irish Banks, p.l.c Included in the carrying amount of property and equipment is expenditure recognised for both property and equipment in the course of construction amounting to € 3 million and € 7 million respectively (2008: € 30 million and € 12 million). In Allied Irish Banks, p.l.c., these amounts are € 2 million and € 1 million respectively (2008: € 23 million and Nil).

41 Deferred taxation

	Group		Allied Irish Banks, p.l.c.
	2009 € m	2008 € m	2009 € m	2008 € m
Deferred tax assets:
Provision for impairment of loans and receivables	(65)	(62)	(1)	(12)
Amortised income	(26)	(27)	—	(4)
Available for sale securities	(16)	(75)	(44)	(100)
Retirement benefits	(112)	(148)	(73)	(129)
Temporary difference on provisions for future commitments in relation to the funding of Icarom plc (under Administration)	(4)	(5)	(4)	(5)
Assets leased to customers	(33)	(15)	—	—
Unutilised tax losses	(381)	—	(407)	—
Other	(27)	(14)	(13)	(6)

Total gross deferred tax assets	(664)	(346)	(542)	(256)

Deferred tax liabilities:
Cash flow hedges	68	70	64	41
Assets used in the business	13	30	9	27

Total gross deferred tax liabilities	81	100	73	68

Net deferred tax assets	(583)	(246)	(469)	(188)

Represented on the balance sheet as follows:
Deferred tax assets	(583)	(248)	(469)	(190)
Deferred tax liabilities	—	2	—	2

	(583)	(246)	(469)	(188)

For each of the years ended 31 December 2009 and 2008 full provision has been made for capital allowances and other temporary differences.

	Group		Allied Irish Banks, p.l.c.
Analysis of movements in deferred taxation	2009 € m	2008 € m	2009 € m	2008 € m
At 1 January	(246)	(194)	(188)	(128)
Exchange translation and other adjustments	(4)	25	(3)	7
Deferred tax through equity	64	(86)	119	(118)
Income statement (note 17)	(397)	9	(397)	51

At 31 December	(583)	(246)	(469)	(188)

Deferred tax assets relating to unutilised tax losses and deductible temporary differences are recognised if it is probable that they can be offset against future taxable profits or other temporary differences. At 31 December 2009 capitalised deferred tax assets on tax losses and other temporary differences, net of deferred tax liabilities, totalled € 583 million (2008: € 246 million). The most significant tax losses arise in the Republic of Ireland tax jurisdiction and their utilisation is dependent on future taxable profits. The Directors have considered the assumptions underpinning the restructuring plan (see note 55 (v)) and have determined that future taxable profits will be available to absorb the deferred tax assets including the unutilised tax losses. Accordingly, it is considered that recoverability of the deferred tax asset is probable.

Temporary differences recognised in equity comprise of deferred tax on available for sale securities, cash flow hedges and actuarial gain/loss on retirement benefit schemes. Temporary differences recognised in the income statement comprise of provision for impairment of loans and receivables, amortised income, assets leased to customers, unutilised tax losses and assets used in the course of business.

Net deferred tax assets of € 446 million (2008: € 98 million) are expected to be recovered after more than 12 months; Allied Irish Banks, p.l.c. € 419 million (2008: € 93 million). Deferred tax assets have not been recognised in respect of tax losses amounting to € 25.5 million (2008: € 26.6 million) and tax credits € 14.8 million (2008: € 8.8 million). Tax losses of € 0.5 million expire in 2011 and € 2.2 million expire in 2012 with no expiration date on a remaining amount of € 22.8 million. Deferred tax assets have not

41 Deferred taxation (continued)

been recognised in respect of these items because it is not probable that future taxable profit will be available against which the Group can utilise the benefits.

The aggregate amount of temporary differences associated with investments in subsidiaries, branches and associates and interests in joint ventures, for which deferred tax liabilities have not been recognised amounted to Nil (2008: Nil).

The net deferred tax asset on items recognised directly in equity amounted to € 40 million (2008: € 154 million); Allied Irish Banks, p.l.c. € 64 million (2008: € 188 million).

Analysis of income tax relating to other comprehensive income

	2009
Group	Gross € m	Tax € m	Net of tax € m	Non- controlling interests net of tax € m	Net amount attributable to owners of the parent € m
Loss for the period	(2,656)	322	(2,334)	79	(2,413)
Exchange translation adjustments	158	—	158	14	144
Net change in cash flow hedge reserve	(63)	2	(61)	—	(61)
Net change in fair value of available for sale financial securities	300	(62)	238	9	229
Net actuarial gains/(losses) in retirement benefit schemes	180	(6)	174	—	174
Recognised gains/(losses) in associated undertakings	(40)	—	(40)	—	(40)

Total comprehensive income for the period	(2,121)	256	(1,865)	102	(1,967)

Attributable to:
Owners of the parent	(2,223)	256	(1,967)	—	(1,967)
Non-controlling interests	102	—	102	102	—

	(2,121)	256	(1,865)	102	(1,967)

	2008
Group	Gross € m	Tax € m	Net of tax € m	Non- controlling interests net of tax € m	Net amount attributable to owners of the parent € m
Profit for the period	1,034	(144)	890	118	772
Exchange translation adjustments	(655)	—	(655)	(57)	(598)
Net change in cash flow hedge reserve	771	(93)	678	(2)	680
Net change in fair value of available for sale financial securities	(461)	78	(383)	—	(383)
Net actuarial gains/(losses) in retirement benefit schemes	(807)	101	(706)	—	(706)
Recognised gains/(losses) in associated undertakings	73	—	73	—	73

Total comprehensive income for the period	(45)	(58)	(103)	59	(162)

Attributable to:
Owners of the parent	(104)	(58)	(162)	—	(162)
Non-controlling interests	59	—	59	59	—

	(45)	(58)	(103)	59	(162)

Notes to the accounts

42 Deposits by banks

	Group		Allied Irish Banks, p.l.c.
	2009 € m	2008 € m	2009 € m	2008 € m
Securities sold under agreements to repurchase	24,381	8,609	22,213	8,127
Other borrowings from banks	8,952	16,969	40,055	44,059
	33,333	25,578	62,268	52,186

Of which:
Due to third parties			30,787	24,588
Due to subsidiary undertakings			31,481	27,598
			62,268	52,186

Of which:
Domestic offices	29,017	22,663
Foreign offices	4,316	2,915
	33,333	25,578
Amounts include:
Due to associated undertakings	—	—	—	—

Securities sold under agreements to repurchase are secured by Irish Government stock, US Treasury, US Government agency and other marketable securities and mature within six months. Included within this is € 11.1 billion (2008: Nil) of non-government securities (Allied Irish Banks, p.l.c.; € 9.6 billion (2008: Nil)).

The carrying amount of financial assets pledged as security for liabilities amounted to € 30,644 million (2008: € 16,182 million); Allied Irish Banks, p.l.c. € 29,951 million (2008: € 15,543 million).

At 31 December 2009 and 2008 no deposits by credit institutions are secured by way of charge to the Central Bank and Financial Services Authority of Ireland (“CBFSAI”). Under the terms of the Mortgage Backed Promissory Note (“MBPN”) programme with the CBFSAI, obligations are secured by way of a first floating charge to the CBFSAI over all its right, title, interest and benefit, in loans and receivables to customers. Otherwise than with the prior written consent of the CBFSAI, the Group had pledged under the terms of the floating charge to maintain the assets so charged free from any encumbrance and otherwise than in the ordinary course of business not to sell, transfer, lend or otherwise dispose of any part of the charged assets.

43 Customer accounts

	Group		Allied Irish Banks, p.l.c.
	2009 € m	2008 € m	2009 € m	2008 € m
Current accounts	21,652	21,528	12,248	12,263
Demand deposits	9,193	8,370	7,897	7,127
Time deposits	53,108	62,705	52,552	58,600
Securities sold under agreements to repurchase	—	1	—	—

	83,953	92,604	72,697	77,990

Of which:
Non-interest bearing current accounts
Domestic offices	5,895	6,198	5,895	6,198
Foreign offices	1,788	1,570	165	131
Interest bearing deposits, current accounts and short-term borrowings
Domestic offices	46,115	53,455	55,385	60,829
Foreign offices	30,155	31,381	11,252	10,832
	83,953	92,604	72,697	77,990

Of which:
Due to third parties			59,662	66,217
Due to subsidiary undertakings			13,035	11,773
			72,697	77,990
Amounts include:
Due to associated undertakings	1,333	1,393	1,306	1,368

44 Trading portfolio financial liabilities

	Group		Allied Irish Banks, p.l.c.
	2009 € m	2008 € m	2009 € m	2008 € m
Debt securities:
Government securities	22	109	22	109
Equity instruments – listed	1	2	—	—

	23	111	22	109

45 Debt securities in issue

	Group		Allied Irish Banks, p.l.c.
	2009 € m	2008 € m	2009 € m	2008 € m
Bonds and medium term notes:
European medium term note programme	15,510	9,641	15,510	9,641
Bonds and other medium term notes	4,740	7,211	—	—
	20,250	16,852	15,510	9,641
Other debt securities in issue:
Commercial paper	5,036	5,912	2,383	1,685
Commercial certificates of deposit	5,368	15,050	5,368	15,050
	10,404	20,962	7,751	16,735

	30,654	37,814	23,261	26,376

46 Other liabilities

	Group		Allied Irish Banks, p.l.c.
	2009 € m	2008 € m	2009 € m	2008 € m
Notes in circulation	434	379	—	—
Items in transit	311	235	114	35
Purchase of securities awaiting settlement	1,485	581	1,153	581
Creditors	33	65	2	16
Future commitments in relation to the funding of Icarom(1)	34	41	34	41
Fair value of hedged liability positions	338	365	69	189
Other	390	492	225	280

	3,025	2,158	1,597	1,142

(1)

The provision represents the present value of the cost of the future commitments arising under the 1992 agreement in relation to the funding of Icarom. A discount rate of 1.71% was applied in the year ended 31 December 2009 (2008: 3.45%) in discounting the cost of the future commitments arising under this agreement. The undiscounted amount was € 34.4 million (2008: € 46 million). The unwinding of the discount on the provision amounted to € 2.3 million (2008: € 1.6 million).

47 Provisions for liabilities, commitments and other provisions

	Liabilities and commitments € m	Other provisions € m	Total € m
Group
At 1 January 2009	23	62	85
Exchange translation adjustment	—	2	2
Amounts charged to income statement	2	9	11
Amounts written back to income statement	(1)	(15)	(16)
Provisions utilised	—	(6)	(6)

At 31 December 2009	24	52	76

Allied Irish Banks, p.l.c.
At 1 January 2009	20	30	50
Amounts charged to income statement	1	4	5
Amounts written back to income statement	—	(2)	(2)
Provisions utilised	(1)	(4)	(5)

At 31 December 2009	20	28	48

Group
At 1 January 2008	27	47	74
Exchange translation adjustment	2	(8)	(6)
Amounts charged to income statement	8	31	39
Amounts written back to income statement	(10)	(5)	(15)
Provisions utilised	(4)	(3)	(7)

At 31 December 2008	23	62	85

Allied Irish Banks, p.l.c.
At 1 January 2008	24	30	54
Amounts charged to income statement	—	3	3
Amounts written back to income statement	(4)	—	(4)
Provisions utilised	—	(3)	(3)

At 31 December 2008	20	30	50

Provisions recognised within liabilities and commitments include amounts in respect of other contingencies including provisions in respect of losses expected under off-balance sheet items. Provisions recognised within other provisions include amounts in respect of: onerous lease contracts; restructuring and re-organisation costs; repayments to customers; and legal claims. The total expected to be settled within one year amounts to € 40 million (2008: € 68 million), Allied Irish Banks, p.l.c. €27 million (2008: €45 million).

Notes to the accounts

48 Subordinated liabilities and other capital instruments

	Notes		2009 € m	2008 € m
Allied Irish Banks, p.l.c.
Undated loan capital			189	692
Dated loan capital			4,261	2,970
			4,450	3,662
Subsidiary undertakings
Perpetual preferred securities			136	864

			4,586	4,526

Undated loan capital
Allied Irish Banks, p.l.c.
US$ 100m Floating Rate Primary Capital Perpetual Notes	(a	)	69	72
€ 200m Fixed Rate Perpetual Subordinated Notes	(b	)	54	200
Stg£ 400m Perpetual Callable Step-Up Subordinated Notes	(c	)	66	420
			189	692
Subsidiary undertakings - perpetual preferred securities
Stg£ 350m Fixed Rate/Floating Rate Guaranteed Non-Voting Non-cumulative Perpetual Preferred Securities	(d	)	41	366
€ 500m Fixed Rate/Floating Rate Guaranteed Non-Voting Non-cumulative Perpetual Preferred Securities	(e	)	95	498
			136	864

			325	1,556

Dated loan capital
Allied Irish Banks, p.l.c.
European Medium Term Note Programme:
US$ 400m Floating Rate Notes due July 2015	(f	)	278	287
€ 400m Floating Rate Notes due March 2015	(g	)	400	400
€ 500m Callable Step-up Floating Rate Notes due 2017	(h	)	499	499
€ 869m Fixed Rate Notes due June 2019	(i	)	803	—
Stg£ 368m Fixed Rate Notes due June 2019	(j	)	387	—
Stg£ 700m Callable Fixed/Floating Rates Notes due July 2023	(k	)	787	733
Stg£ 500m Callable Fixed/Floating Rate Notes due March 2025	(l	)	563	525
Stg£ 350m Callable Fixed/Floating Rate Notes due November 2030	(m	)	394	367
JPY 20bn Callable Step-up Fixed/Floating Rate Notes due March 2042	(n	)	150	159

			4,261	2,970

Analysis of maturity dated loan capital			2009 € m	2008 € m
The dated loan capital outstanding is repayable as follows:
In one year or less			—	—
Between 1 and 2 years			—	—
Between 2 and 5 years			—	—
In 5 years or more			4,261	2,970

			4,261	2,970

The loan capital of the Group and its subsidiaries is unsecured and is subordinated in right of payment to the ordinary creditors, including depositors, of the Group and its subsidiaries.

The Group redeemed certain of the subordinated liabilities and other capital instruments in June 2009, details of which are set out below and in note 7. During 2009 the European Commission indicated that, in line with its policy and pending its assessment of the Group restructuring plan (see note 55 (v)), the Group should not make coupon payments on its tier 1 and tier 2 capital instruments unless under a binding legal obligation to do so (see note 55 (vi)).

48 Subordinated liabilities and other capital instruments (continued)

Undated loan capital - Allied Irish Banks, p.l.c.

(a)	The US$ 100 million Floating Rate Primary Capital Perpetual Notes, with interest payable quarterly, have no final maturity but may be redeemed at par at the option of the Bank, on each coupon payment date, with the prior approval of the Central Bank and Financial Services Authority of Ireland (‘the Financial Regulator’).

(b)	The € 200 million Fixed Rate Perpetual Subordinated Notes, with interest payable annually at a rate of 6.20% up to 3 August 2009, and with interest payable quarterly at a rate of 2.25% per annum above 3 month EURIBOR thereafter, have no final maturity but may be redeemed at the option of the Bank, with the prior approval of the Financial Regulator, on each coupon payment date on or after 3 August 2009. At 31 December 2009, €53.8 million remained outstanding following the redemption in June 2009 of €146.2 million of the subordinated notes (see note 7).

(c)	The Stg£ 400 million Perpetual Callable Step-Up Subordinated Notes with interest payable annually up to 1 September 2015 and with interest payable quarterly thereafter, have no final maturity but may be redeemed at the option of the Bank, with the prior approval of the Financial Regulator, on 1 September 2015 and every interest payment date thereafter. At 31 December 2009, Stg£ 58.6 million remained outstanding following the redemption in June 2009 of Stg£ 341.4 million of the subordinated notes (see note 7).

Undated loan capital, subsidiary undertakings - perpetual preferred securities

The Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities (‘Preferred Securities’) were issued through Limited Partnerships. The Preferred Securities were issued at par, have the benefit of a subordinated guarantee of Allied Irish Banks, p.l.c. (“AIB”), have no fixed final redemption date and the holders have no rights to call for the redemption of the Preferred Securities. The substitution of the Preferred Securities with fully paid non-cumulative preference shares issued by the Guarantor is subject, in particular cases, to certain events and conditions that are beyond the control of both the Guarantor and the holders of the Preferred Securities.

The distributions on the Preferred Securities are non- cumulative. The Board of Directors has the discretion not to pay a distribution on the Preferred Securities, unless the Preferred Securities no longer qualify as regulatory capital resources of AIB, and AIB is in compliance with its capital adequacy requirements.

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

(d)	The distributions on the Stg£ 350 million Preferred Securities (“LP3”) are payable at a rate of 6.271% semi-annually until 14 June 2016 and thereafter at a rate of 1.23% per annum above 3 month LIBOR, payable quarterly. The coupon on LP3 which was due to be paid on 14 December 2009 was not paid (see note 55 (vi)).

The LP3 Preferred Securities are redeemable in whole but not in part at the option of the general partner and with the agreement of the Financial Regulator (i) upon the occurrence of certain events or (ii) on or after 14 June 2016.

At 31 December 2009, Stg£ 36.6 million remained outstanding following the redemption in June 2009 of Stg£ 312.1 million of the preferred securities (see note 7).

(e)	The distributions on the € 500 million Preferred Securities (“LP2”) are payable at a rate of 5.142% per annum until 16 June 2016 and thereafter at a rate of 1.98% per annum above 3 month LIBOR, payable quarterly.

The LP2 preferred securities are redeemable in whole but not in part at the option of the general partner and with the agreement of the Financial Regulator (i) upon the occurrence of certain events or (ii) on or after 16 June 2016. At 31 December 2009, € 95 million remained outstanding following the redemption in June 2009 of € 403 million of the preferred securities (see note 7).

Dated loan capital

The dated loan capital in this section issued under the European Medium Term Note Programme is subordinated in right of payment to the ordinary creditors, including depositors, of the Group.

Notes to the accounts

(f)	The US$ 400 million Floating Rate Notes, with interest payable quarterly, may be redeemed, in whole but not in part, on any interest payment date falling on or after July 2010.

(g)	The € 400 million Floating Rate Notes, with interest payable quarterly, may be redeemed, in whole but not in part, on any interest payment date falling on or after March 2010.

(h)	The € 500 million Callable Subordinated Step-Up Floating Rate Notes with interest payable quarterly may be redeemed in whole but not in part on any interest payment date falling on or after 24 October 2012.

(i)	The € 869 million Subordinated Notes with interest paid annually in arrears, at a rate 12.5% per annum until maturity in June 2019.

(j)	The Stg£ 368 million Subordinated Notes with interest paid annually in arrears, at a rate 12.5% per annum until maturity in June 2019.

(k)	The Stg£ 700 million Callable Dated Subordinated Fixed/Floating Rate Notes with interest paid semi-annually in arrears, at a rate of 7.875% per annum until June 2018. The notes may be redeemed, in whole but not in part, on any quarterly interest payment date falling on or after June 2018 during which period the floating rate will be 3.5% above 3 month sterling Libor.

(l)	The Stg£ 500 million Subordinated Callable Fixed/Floating Rate Notes, with interest payable annually, up to 10 March 2020 at a rate of 5.25% and with interest payable quarterly thereafter at a rate of 1.28% above 3 month sterling Libor may be redeemed, in whole but not in part on any interest payment date falling on or after 10 March 2020.

(m)	The Stg£ 350 million Callable Fixed/Floating Rate Notes, with interest payable annually in arrears on 26 November in each year, at a rate of 5.625% up to November 2025. The notes may be redeemed, in whole but not in part, on the 26 November 2025 and on each interest payment date thereafter during which period the floating rate will be 1.45% above 3 month sterling Libor.

(n)	The Japanese Yen (“JPY”) 20 billion Callable Subordinated Step-up Fixed/Floating Rate Notes, with interest payable semi annually at a rate of 2.75% up to March 2037 and with interest payable semi annually at a rate of 0.78% above JPY Libor, are redeemable in whole but not in part on any interest payment date falling on or after 8 March 2037.

In all cases, redemption prior to maturity is subject to the necessary prior approval of the Financial Regulator. There is no exchange exposure as the proceeds of these notes are retained in their respective currencies.

49 Share capital

	Authorised		Issued
	2009 m	2008 m	2009 m	2008 m
Ordinary share capital
Ordinary shares of € 0.32 each	1,860.0	1,160.0	918.4	918.4

Preference share capital
2009 Non cumulative preference shares of € 0.01 each	3,500.0	—	3,500.0	—
Non cumulative preference shares of € 1.27 each	200.0	200.0	—	—
Non cumulative preference shares of Stg£ 1 each	200.0	200.0	—	—
Non cumulative preference shares of US$ 25	20.0	20.0	—	—
Non cumulative preference shares of Yen 175	200.0	200.0	—	—

On 13 May 2009 the authorised share capital of the company was increased by the creation of (i) 700,000,000 new ordinary shares of €0.32 each and (ii) 3,500,000,000 non-cumulative preference shares of €0.01 each.

The company issued to the National Pension Reserve Fund Commission (“NPRFC”) 3,500,000,000 preference shares of €0.01 (see note 55 (ii)) (the ‘2009 Preference Shares’) giving rise to the receipt of €3,500 million before costs, of which €35 million is recorded in the share capital; €3,315 million is recorded in share premium; and €150 million is recorded in other equity interests (see note 52), representing the fair value of the warrants issued to the NPRFC as an integral part of the investment by the NPRFC. Full details of the terms of the preference shares and related warrants are set out in note 55 (ii).

Share capital	2009 € m	2008 € m
Ordinary share capital	294	294
Preference share capital	35	—

	329	294

Share premium	2009 € m	2008 € m
Ordinary share premium	1,693	1,693
2009 Preference Shares:
Excess of issue price over the nominal value	3,315	—
Issue costs	(33)	—
	3,282	—

	4,975	1,693

Structure of the Company’s share capital as at 31 December 2009	Authorised share capital %	Issued share capital %
Class of share
Ordinary shares	35	89
Preference shares	65	11

Notes to the accounts

50 Analysis of movements in reserves in other comprehensive income

	2009			2008
Group	Gross € m	Tax € m	Net € m	Gross € m	Tax € m	Net € m
Foreign currency translation reserves(1)
Change in foreign currency translation for the year	158	—	158	(655)	—	(655)

Total	158	—	158	(655)	—	(655)

Cash flow hedging reserves(1)
Fair value (gains)/losses transferred to income statement	(477)	57	(420)	34	(4)	30
Fair value gains taken to equity	414	(55)	359	737	(89)	648

Total	(63)	2	(61)	771	(93)	678

Available for sale securities reserves(1)
Fair value gains transferred to income statement	(179)	16	(163)	(284)	36	(248)
Fair value gains/(losses) taken to equity	479	(78)	401	(177)	42	(135)

Total	300	(62)	238	(461)	78	(383)

(1)	See deferred tax for further analysis (see note 41).

51 Own shares Share repurchases

During 2009, no ordinary shares were issued by the Company from its pool of Treasury Shares to the Trustees of the employees’ profit sharing schemes. At the 2008 Annual General Meeting, shareholders granted authority for the Company, or any subsidiary, to make market purchases of up to 91.8 million ordinary shares of the Company, subject to the terms and conditions set out in the relevant resolution. During 2008, ordinary shares previously purchased under a similar authority, and held as Treasury Shares, were re-issued as follows:

	2009	2008
At 1 January	35,680,114	37,799,004
Shares re-issued under:
AIB Share Option Schemes	—	(24,500)
AIB Approved Employee Profit Sharing Schemes	—	(2,094,390)
	—	(2,118,890)

At 31 December	35,680,114	35,680,114

The cost of share repurchases less proceeds of shares reissued has been charged to revenue reserves. The shares issued during 2008 to participants in the AIB share option schemes were issued at prices of € 11.98, € 12.60, € 13.30 and € 13.55 per share. The consideration received for these shares was € 0.3 million.

Employee share schemes and trusts

The Group sponsors a number of employee share plans whereby purchases of shares are made in the open market to satisfy commitments under the schemes.

At 31 December 2009, 1.7 million shares (2008 1.9 million) were held by trustees with a book value of € 24.1 million (2008: € 23.8 million), and a market value of € 2.1 million (2008: € 3.3 million). The book value is deducted from the profit and loss account reserve while the shares continue to be held by the Group.

The Group sponsors SAYE schemes for eligible employees in the UK, the Isle of Man and Channel Islands. The trustees of the schemes have borrowed funds from Group companies, interest free, to enable them to purchase Allied Irish Banks, p.l.c. ordinary shares in the open market. These shares are used to satisfy commitments arising under the schemes. The trustees receive dividends on the shares which are used to meet the expenses. The cost of providing these shares is charged to the income statement on a systematic basis over the period that the employees are expected to benefit. At 31 December 2009, 1.5 million shares (2008: 1.5 million) were held by the trustees with a book value of € 21.8 million (2008: € 19.5 million) and a market value of € 1.8 million (2008: € 2.5 million).

In 2001, the AIB Group Employee Share Trust was established to satisfy commitments arising under the AIB Group Long-Term Incentive Plan (“LTIP”). Funds were provided to the trustees to enable them to purchase Allied Irish Banks, p.l.c. ordinary shares in the open market. The trustees have waived their entitlement to dividends. At 31 December 2009, 0.01 million shares (2008:0.2 million) were held by the trustees with a book value of € 0.1 million (2008: € 2.1 million) and a market value of € 0.02 million (2008: € 0.3 million).

Prior to its disposal to M&T Bank Corporation, Allfirst Financial, Inc. sponsored the Allfirst Stock Option Plans, for the benefit of key employees of Allfirst. At 31 December 2002, Allfirst had lent US$ 178 million to a trust to enable it to purchase Allied Irish Banks, p.l.c. ordinary shares in the form of American Depositary Shares in the open market. The shares purchased are used to satisfy options which have been granted to Allfirst employees. Proceeds of option exercises are used to repay the loan to the trust. Under the terms of the trust, the trustees receive dividends on the shares which are used to meet the expenses of the trust. A similar scheme operated for certain eligible employees of AIB’s US operations. At 31 December 2009, 0.2 million (2008: 0.2 million) ordinary shares were held by the trust with a cost of € 2.2 million (2008: € 2.2 million) and a market value of € 0.3 million (2008: € 0.4 million).

Subsidiary companies

Certain subsidiary companies may hold shares in AIB for customer facilitation and in the normal course of business. In 2009, 1.7 million shares (2008: 0.2 million shares) were held for this purpose. The cost of purchasing these shares is deducted from the profit and loss account reserve.

The accounting treatment is not intended to affect the legal characterisation of the transaction or to change the situation at law achieved by the parties to it. Thus, the inclusion of the shares as a deduction against shareholders’ funds on the Group statement of financial position does not imply that they have been purchased by the company as a matter of law.

Notes to the accounts

52 Other equity interests

	2009 € m	2008 € m

Reserve capital instruments (“RCI”)	497	497
Redemption of RCI (note 7)	(258)	—
Fair value of Warrants attaching to 2009 Preference Shares	150	—

	389	497

In February 2001, Reserve Capital Instruments (“RCIs”) of € 500 million were issued by Allied Irish Banks, p.l.c. at an issue price of 100.069%.The RCIs are perpetual securities and have no maturity date. The RCIs are redeemable, in whole but not in part, at the option of the Bank and with the agreement of the Financial Regulator (i) upon the occurrence of certain events, or (ii) on or after 28 February 2011, an authorised officer having reported to the Trustees within the previous six months that a solvency condition is met.

The RCIs bear interest at a rate of 7.50% per annum from (and including) 5 February 2001 to (but excluding) 28 February 2011 and thereafter at 3.33% per annum above three month EURIBOR, reset quarterly.

At 31 December 2009, € 239 million remained outstanding following the redemption in June 2009 of € 258 million of the RCI (see note 7).

The rights and claims of the RCI holders and the coupon holders are subordinated to the claims of the senior creditors and the senior subordinated creditors of the issuer. In the event of a winding up of the issuer, the RCI holders will rank pari passu with the holders of the classes of preference shares (if any) from time to time issued by the issuer and in priority to all other shareholders. The coupon on the RCI which was due to be paid on 28 February 2010 was not paid (see note 55(vi)).

53 Non-controlling interests in subsidiaries

	2009 € m	2008 € m

Equity interest in subsidiaries	437	354
Non-cumulative Perpetual Preferred Securities	189	990

	626	1,344

Non-cumulative Perpetual Preferred Securities

The € 1 billion Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities (‘Preferred Securities’) were issued through a Limited Partnership (“LPI”) at par and have the benefit of a subordinated guarantee of Allied Irish Banks, p.l.c. (“AIB”). The Preferred Securities have no fixed final redemption date and the holders have no rights to call for the redemption of the Preferred Securities. At 31 December 2009, € 189 million remained outstanding following the redemption in June 2009 of € 801 million of the Preferred Securities (see note 7).

The Preferred Securities are redeemable in whole but not in part at the option of the general partner and with the agreement of the Financial Regulator (i) upon the occurrence of certain events, or (ii) on or after 17 December 2014, subject to the provisions of the Limited Partnership Act, 1907.

Distributions on the Preferred Securities are non-cumulative. The distributions are payable at a rate of 4.781% per annum up to 17 December 2014 and thereafter at the rate of 1.10% per annum above 3 month EURIBOR, reset quarterly. The discretion of the Board of Directors of AIB to resolve that a distribution should not be paid is unfettered. The coupon on the Preferred Securities which was due to be paid on 17 December 2009 was not paid (see note 55(vi)).

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

54 Memorandum items: contingent liabilities and commitments

In the normal course of business, the Group is a party to financial instruments with off-balance sheet risk to meet the financing needs of customers.

These instruments involve, to varying degrees, elements of credit risk which are not reflected in the consolidated statement of financial position. Credit risk is defined as the possibility of sustaining a loss because the other party to a financial instrument fails to perform in accordance with the terms of the contract.

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

The following tables give, for the Group and Allied Irish Banks, p.l.c., the nominal or contract amounts of contingent liabilities and commitments.

	Contract amount
Group	2009 € m	2008 € m

Contingent liabilities(1)
Guarantees and assets pledged as collateral security:
Guarantees and irrevocable letters of credit	6,232	7,146
Other contingent liabilities	735	1,044
	6,967	8,190
Commitments(2) (3)
Documentary credits and short-term trade-related transactions	73	242
Undrawn note issuance and revolving underwriting facilities	1	1
Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year	9,538	10,241
1 year and over	7,568	9,765
	17,180	20,249

	24,147	28,439

	Contract amount
Allied Irish Banks, p.l.c.	2009 € m	2008 € m

Contingent liabilities(1)
Guarantees and irrevocable letters of credit	5,391	6,217
Other contingent liabilities	589	872
	5,980	7,089
Commitments(2) (3)
Documentary credits and short-term trade-related transactions	46	62
Undrawn note issuance and revolving underwriting facilities	1	1
Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year	7,425	8,294
1 year and over	5,731	6,349
	13,203	14,706

	19,183	21,795

(1)	Contingent liabilities are off-balance sheet products and include guarantees, standby letters of credit and other contingent liability products such as performance bonds.
(2)

A commitment is an off-balance sheet product, where there is an agreement to provide an undrawn credit facility. The contract may or may not be cancelled unconditionally at any time without notice depending on the terms of the contract.

(3)	Of which € 252 million (Allied Irish Banks, p.l.c.; € 252 million) are commitments relating to financial assets held for sale to NAMA.

Notes to the accounts

54 Memorandum items: contingent liabilities and commitments (continued)

	Contingent liabilities				Commitments
Group	2009 € m		2008 € m		2009 € m	2008 € m

Concentration of exposure
Republic of Ireland	1,171		1,584		11,570	12,949
United Kingdom	889		1,046		2,068	2,629
Poland	213		162		1,548	2,310
United States of America	4,678		5,375		1,513	1,908
Rest of the world	16		23		481	453

	6,967		8,190		17,180	20,249

	Contingent liabilities				Commitments
Allied Irish Banks, p.l.c.	2009 € m		2008 € m		2009 € m	2008 € m

Concentration of exposure
Republic of Ireland	1,257		1,664		10,864	12,037
United Kingdom	29		27		345	308
United States of America	4,678		5,375		1,513	1,908
Rest of the world	16		23		481	453

	5,980	(1)	7,089	(1)	13,203	14,706

(1)	included in exposure to Allied Irish Banks, p.l.c. are amounts relating to Group subsidiaries of € 86 million (2008: € 86 million).

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

The credit rating of contingent liabilities and commitments as at 31 December 2009 is set out below.

Masterscale grade

Group	2009 € m	2008 € m

1 to 3	7,723	8,549
4 to 10	11,216	14,294
11 to 13	813	355
Unrated	4,395	5,241

	24,147	28,439

Allied Irish Banks, p.l.c.	2009 € m	2008 € m

1 to 3	7,663	8,289
4 to 10	9,323	10,733
11 to 13	592	237
Unrated	1,605	2,536

	19,183	21,795

Legal Proceedings

AIB Group is not, nor has been involved in, nor are there, so far as the Company is aware, pending or threatened by or against AIB Group any legal or arbitration proceedings, including governmental proceedings, which may have, or have had during the previous twelve months, a significant effect on the financial position or profitability of AIB Group.

54 Memorandum items: contingent liabilities and commitments (continued)

TARGET 2 – Gross settlement system

During 2008, Allied Irish Banks, p.l.c. migrated to the TARGET 2 system, which is the new wholesale payment infrastructure for credit institutions across Europe. TARGET 2 is a real time gross settlement system for large volume interbank payments in euro. The following disclosures relate to the charges arising as a result of the migration to TARGET 2.

On 15 February 2008, a first floating charge was placed in favour of the Central Bank and Financial Services Authority of Ireland (“CBFSAI”) over all Allied Irish Banks, p.l.c.’s right, title, interest and benefit, present and future, in and to: (i) the balances now or at any time standing to the credit of Allied Irish Banks, p.l.c.’s account held as a TARGET 2 participant with the CBFSAI (‘the Charged Property’); and (ii) certain segregated securities (‘the Charged Property’) listed in an Eligible Securities Schedule kept by Allied Irish Banks, p.l.c. for the purpose of participating in TARGET 2.

These floating charges contain a provision whereby during the subsistence of the security, otherwise than with the prior written consent of the CBFSAI, Allied Irish Banks, p.l.c. shall:

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

55 Summary of the relationship with the Irish Government

In response to the decline in financial markets that began in 2008, the Irish Government took steps to stabilise the Irish banking industry and its participants, including the Group. These steps included:

(i)	The Credit Institutions (Financial Support) Scheme 2008 (‘CIFS Scheme’);
(ii)	The National Pension Reserve Fund Commission (“NPRFC”) Investment;
(iii)	The Credit Institutions (Eligible Liabilities Guarantee) Scheme 2009 (‘ELG Scheme’); and
(iv)	National Asset Management Agency (“NAMA”).

The actions set out above gave the Minister for Finance (‘the Minister’) and/or the Financial Regulator rights and powers over AIB (and other financial institutions) in respect of various matters including: (i) the acquisition of shares in any other credit institution or financial institution, or the establishment of subsidiaries or the acquisition of new business or businesses which would increase the liability of the Government under the guarantee; (ii) certain dated subordinated debt covered by the guarantee, including the maintenance of solvency ratios during the guarantee period; (iii) the preparation of a restructuring plan which, inter alia, assesses AIB’s viability over time; details how AIB intends to minimise and repay State Aid; and sets out how AIB will limit distortion of competition caused by the receipt of State Aid; (iv) the appointment of non-executive directors to its board (three such directors have been nominated by the Minister for Finance and appointed to the Board); (v) changes to the Board where the Board does not contain an appropriate balance between executive and non-executive directors; (vi) the appointment of persons to attend all meetings of the remuneration, audit, credit and risk committees of AIB; (vii) restructure its executive management responsibilities, strengthen its management capacity and improve its corporate governance; (viii) declaration and payment of dividends; (ix) restrictions in relation to directors’ and executives’ remuneration and termination payments; (x) buy-backs or redemptions of its shares; (xi) submission of reports and certificates of compliance with the CIFS scheme; (xii) the manner in which the Group extends credit to first time buyers of residential premises, small to medium enterprises (“SMEs”) and to other customers; and (xiii) restrictions over the manner in which AIB can deal with its NAMA assets.

The Financial Regulator, in consultation with the Minister, must impose conditions regulating the commercial conduct of AIB, having regard to capital ratios, market share and the Group’s balance sheet growth. AIB must take steps to comply with any liquidity, solvency and capital ratios that the Financial Regulator, following consultation with the Minister, may direct.

AIB must comply with targets set for AIB by the Financial Regulator, in consultation with the Minister, such as loan/deposit targets and wholesale funding/total liabilities targets. AIB may also be required to limit its exposure to certain sectors, customers or connected persons where it is in the public interest and in the interests of financial stability and the maintenance of confidence in the banking system.

AIB has also agreed to consult with the Minister prior to taking any material action which may be reasonably expected to have a public interest dimension.

Further details of the financial support received from the Irish Government are set out in (i) to (iv) below. The Group also submitted a restructuring plan to the European Commission, an unintended consequence of which involves the deferral of coupon payments on certain debt and equity instruments (see (v) and (vi) below). These Irish Government measures and the ability of the European Commission to influence the future composition of the Group’s businesses, are significant factors that may influence our future results and financial condition.

Notes to the accounts

55 Summary of the relationship with the Irish Government (continued)

The Irish Government, by virtue of the guarantee scheme and the issue of the € 3.5 billion preference shares to the NPRFC is a related party to AIB (see note 63).

(i) The Credit Institutions (Financial Support) Scheme 2008

The CIFS Scheme gives effect to the bank guarantee announced by the Irish Government on 30 September 2008. Under the CIFS Scheme, the Minister for Finance guarantees certain types of liabilities of certain participating institutions, including AIB and certain of its subsidiaries, for a two-year period from 30 September 2008. If AIB defaults in respect of a guaranteed liability during the period of the guarantee, the Minister commits to pay to the creditor an amount equal to that liability.There is no monetary cap on the guarantee and it covers all guaranteed liabilities of AIB which become due for payment up to 29 September 2010.AIB is obliged to pay a quarterly charge to the Irish Government for the guarantee.

To progressively reduce the risk to the Exchequer under the guarantee,AIB must: (i) appropriately manage the Group’s balance sheet in a manner consistent with the CIFS Scheme and the need to avoid significant distortion of financial flows; (ii) put in place improved structures to ensure long-term stability of funding; (iii) improve liquidity, solvency and capital ratios in circumstances where that is required; and (iv) take measures to minimise any risk of recourse to the guarantee as directed by the Governor of the Central Bank and the Financial Regulator, after consultation with the Minister.

If, in the opinion of the Minister,AIB is in breach of its obligations under the CIFS Scheme in a manner that is material in the context of the provisions of the guarantee, the Minister may increase the charge payable by AIB, impose additional unspecified conditions on AIB or revoke the guarantee (but may not do so retrospectively).

The Minister may revoke, in whole or in part, the guarantee to a participating institution in certain circumstances. If the Minister revokes the guarantee provided to AIB, all of AIB’s fixed-term guaranteed liabilities outstanding at that time would nevertheless continue to have the full benefit of the guarantee up to 29 September 2010 or their maturity, whichever is earlier, and all guaranteed liabilities, including on-demand deposits, will be protected by notice of at least 90 days prior to any financial institution being removed from the CIFS Scheme.

(ii) National Pension Reserve Fund Commission (“NPRFC”) Investment (see also note 49)

On 13 May 2009, in implementing the Government’s recapitalisation of AIB, the Group issued: (i) € 3.5 billion of core tier 1 securities in the form of non-cumulative redeemable preference shares (the ‘2009 Preference Shares’) and (ii) 294,251,819 warrants over ordinary shares (the ‘2009 Warrants’), to the NPRFC for an aggregate subscription price of € 3.5 billion.The NPRF, the Government’s national pensions reserve fund, is controlled by the NPRFC and managed by the National Treasury Management Agency (“NTMA”).

2009 Preference shares

The shares carry a fixed non cumulative dividend at a rate of 8% per annum, payable annually in arrears at the discretion of AIB. If a cash dividend is not paid,AIB must issue bonus ordinary shares to the holders of the 2009 Preference Shares by capitalising its reserves.The issue of bonus shares can be deferred by AIB, but the holders of 2009 Preference Shares will acquire voting rights at general meetings of AIB equivalent to the voting rights that would have attached to the bonus shares if they had been issued.The dividend may not be deferred beyond the date on which AIB (a) pays a cash dividend on the 2009 Preference Shares, the Perpetual Preferred Securities issued by LPI, or on the Ordinary Shares; or (b) redeems or purchases any of the 2009 Preference Shares, the Perpetual Preferred Securities issued by LPI, or Ordinary Shares.

The 2009 Preference Shares may be purchased or redeemed at the option of AIB, in whole or in part, from distributable profits and/or the proceeds of an issue of shares constituting core tier 1 capital, for the first five years after the date of issue for the subscription price of € 1.00 per share and thereafter at redemption or purchase price of 125 per cent of the subscription price, subject at all times to the consent of the Financial Regulator.

The NPRFC has the right to appoint directly 25 per cent. of the directors of AIB and has voting rights equal to 25 per cent. of all votes capable of being cast by shareholders on a poll at a general meeting of the Group on shareholder resolutions relating to: (i) the appointment, reappointment or removal of Directors; and (ii) a change of control of AIB or a sale of all or substantially all of its business. In relation to item (i) above, the 25 per cent. voting rights entitlement is inclusive of the voting rights of all Government entities in respect of any ordinary shares they may hold.

To the extent that the NPRFC holds ordinary shares, it is not restricted from exercising its voting rights in respect of such ordinary shares at a general meeting of the Group.

The 2009 Preference Shares are freely transferable in minimum lots of 50,000 shares. However, the voting rights attaching to the 2009 Preference Shares, the right to appoint directors to the board of AIB (both as described above) and the veto over certain share capital-related resolutions (as described below) are not transferable, as those rights are exercisable only by a Government Preference Shareholder.

55 Summary of the relationship with the Irish Government (continued)

The 2009 Warrants

In conjunction with the issue of the 2009 Preference Shares, the Group issued 294,251,819 Warrants to the NPRFC. Each warrant entitles the holder to subscribe for one ordinary share of Allied Irish Banks, p.l.c. The Warrants are exercisable in the period between the fifth and tenth anniversary of the date on which the Preference Shares were issued (or earlier if a third party proposes to acquire control of the Group). The Warrants comprise 155,780,375 Core Tranche Warrants with an exercise price of € 0.975 per share and 138,471,444 Secondary Tranche Warrants with an exercise price of € 0.375 per share.

The Warrants are not transferable, except to a Government entity, without the prior written consent of the Group and will not be listed or quoted on any stock exchange. The NPRFC will be entitled to exercise no more than 50% of the voting rights attaching to any ordinary shares issued as a result of exercising the Warrants. If those ordinary shares are transferred to any person other than a Government entity, full voting rights will attach to those shares.

For so long as the NPRFC holds 2009 Preference Shares or 2009 Warrants, subject to certain exceptions, the consent of the Minister will be required for the passing of certain share capital resolutions of the Company, being resolutions relating to: (i) an increase in the authorised share capital; (ii) a re-issue of Treasury Shares; (iii) the issue of any shares; or (iv) the redemption, consolidation, conversion or sub-division of the share capital.

(iii) The Credit Institutions (Eligible Liabilities Guarantee) Scheme 2009

On 21 January 2010, Allied Irish Banks, p.l.c., including its international branches and subsidiaries, AIB Group (UK) p.l.c., AIB Bank (CI) Limited and Allied Irish Banks North America Inc., became participating institutions for the purposes of the Credit Institutions (Eligible Liabilities Guarantee) Scheme 2009, the (‘ELG Scheme’).

The ELG Scheme came into effect on 9 December 2009 and the National Treasury Management Agency was appointed the ELG scheme operator by the Minister for Finance. The ELG Scheme is intended to facilitate the ability of credit institutions in Ireland to issue debt securities and take deposits with a maturity after September 2010 on either a guaranteed or unguaranteed basis. All liabilities guaranteed under the CIFS Scheme as at the date an institution joins will remain unconditionally and irrevocably guaranteed under and in accordance with the terms of the CIFS Scheme. Eligible liabilities under the ELG Scheme comprise any of the following liabilities:

•	all deposits (to the extent not covered by deposit protection schemes in Ireland (other than the CIFS Scheme) or in any other jurisdiction);

•	senior unsecured certificates of deposit;

•	senior unsecured commercial paper; and

•	other senior unsecured bonds and notes.

Eligible liabilities must not have a maturity in excess of five years and must be incurred during the period from the commencement date of the ELG Scheme to 29 September 2010 (subject to six month review and approval under EU state aid rules).

From the time that a participating institution joins the proposed ELG Scheme, only covered liabilities of that participating institution (as defined in the CIFS Scheme) in existence or contracted for prior to that time will continue to be guaranteed under the CIFS Scheme. All such then-existing covered liabilities will remain guaranteed until 29 September 2010 under the CIFS Scheme. From the time that a participating institution joins the proposed ELG Scheme, any liabilities incurred or contracted for thereafter by that participating institution may be guaranteed under the ELG Scheme only.

The European Central Bank’s pricing recommendations on government guarantees for bank debt dated 20 October 2008 will apply to liabilities guaranteed under the ELG scheme.

(iv) Participation in the National Asset Management Agency (“NAMA”)

On 7 April 2009, the Minister for Finance announced the Government’s intention to establish a national asset management agency. On 22 November 2009, the NAMA Act was enacted providing for the establishment of the National Asset Management Agency (“NAMA”). The participation of AIB in the NAMA programme was approved by shareholders at an Extraordinary General Meeting held on 23 December 2009. The purposes of the NAMA Act include the restoration of stability to the banking system and the facilitation of restructuring of credit institutions of systemic importance to the Irish economy. Allied Irish Banks, p.l.c. and each of its subsidiaries was designated a participating institution under the Act on 12 February 2010. BZWBK and its subsidiaries was excluded from the designation. Based on Government statements, eligible asset regulations and its ongoing interaction with NAMA, the Group estimates that NAMA may acquire from AIB land and development loans and certain associated loans with a value of up to approximately € 23.2 billion on a gross loan basis (i.e. before taking account of € 4.2 billion of loan loss provisions) together with related derivatives and accrued interest of € 0.2 billion.

The consideration for the NAMA assets acquired from AIB will comprise the issue to AIB of NAMA bonds and subordinated NAMA bonds, the nominal value of which will be equal to the agreed purchase price of the NAMA Assets.

Notes to the accounts

(v) AIB restructuring plan

On 12 November 2009 AIB submitted a restructuring plan to the Irish Government in compliance with the European Commission Decision on State Aid N241 / 2009—Ireland—recapitalisation of Allied Irish Bank by the Irish State of 13 May 2009. Paragraph 86 of that Decision records the commitment by Ireland to notify a restructuring plan in respect of Allied Irish Banks, p.l.c. to the European Commission.

The requirement to submit a restructuring plan to the Minister for Finance of Ireland follows the € 3.5 billion recapitalisation arising out of the NPRFC Investment that took place on 13 May 2009; that plan ultimately requires approval by the European Commission.The criteria and specific circumstances which trigger the obligation to present a restructuring plan refer, in particular, but not exclusively, to where a distressed bank has been recapitalised by the State which exceeds 2% of the bank’s risk weighted assets. In this regard the € 3.5 billion recapitalisation is in excess of 2% of AIB’s risk weighted assets.

In preparing its plan,AIB has taken account of the European Commission’s explanation of the principles that underlie the approach to the restructuring of financial institutions, namely that, first and foremost, restructuring should lead to the restoration of viability in the longer term without State aid; that, secondly, restructuring should be accompanied, to the extent possible, by adequate burden sharing by capital and other stakeholders; and that thirdly, measures should be identified to minimise distortions of competition.

A review of the restructuring plan by the European Commission for Competition,The Irish Government’s Department of Finance, and the Central Bank and Financial Services Authority of Ireland is underway and AIB will continue to work with these institutions to finalise the restructuring plan.AIB anticipates that the finalised plan will be approved by the European Commission in 2010.

(vi) Deferral of coupon payments

During 2009 the European Commission (“EC”) indicated that, in line with its policy and pending its assessment of the Group restructuring plan, the Group should not make coupon payments on its tier 1 and tier 2 capital instruments unless under a binding legal obligation to do so.

The Group agreed to this request by the EC and resolved that under the terms of the Stg£ 350 million Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities of AIB UK 3 LP which has the benefit of a subordinated guarantee of AIB (“the LP 3 Preferred Securities”) that the non-cumulative distribution on these securities, which otherwise would have been paid on 14 December 2009, would not be paid.

The effect of this decision by the Group was to trigger the ‘Dividend Stopper’ provisions of the LP 3 Preferred Securities, which precluded the Group for a period of one calendar year from and including 14 December 2009, from declaring and paying any distribution or dividend on its ‘Junior Share Capital’, an expression which, at the moment, comprises the Group’s ordinary shares (“the Ordinary Shares”) and the Irish Government € 3.5 billion preference shares (“the Preference Shares”) issued on 13 May 2009 to the National Pensions Reserve Fund Commission of Ireland.The Group is similarly precluded, for the same period of time, from declaring and paying any distribution or dividend (or, where applicable, is bound to procure that no distribution or dividend is declared or paid) on any ‘Parity Security’, an expression which at the moment, comprises the Group’s 7.5% Step-up Callable Perpetual Reserve Capital Instruments (“the RCIs”) on which an annual Coupon Payment was due on 28 February 2010, the Fixed Rate/Floating Rate Guaranteed Non-Voting Non-Cumulative Perpetual Preferred Securities issued by AIB UK I LP (“the LP 1 Preferred Securities”) on which an annual non-cumulative distribution was due on 17 December 2009 and the Fixed Rate/Floating Rate Guaranteed Non-Voting Non-Cumulative Perpetual Preferred Securities issued by AIB UK 2 LP (“the LP 2 Preferred Securities”) on which an annual non-cumulative distribution would otherwise be due on 16 June 2010.

Were the Dividend Stopper to remain in force, the Group would be precluded from paying the dividend due on the Preference Shares on 13 May 2010. Under these circumstances, in accordance with the terms of the Preference Shares, the NPRFC would become entitled to be issued, at a date in the future, a number of Ordinary Shares related to the cash amount of the dividend that would otherwise have been payable.

56 Fair value of financial instruments

The term ‘financial instruments’ includes both financial assets and financial liabilities.The fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.The Group’s accounting policy for the determination of fair value of financial instruments is set out in accounting policy number 17.

Readers of these financial statements are advised to use caution when using the data in the table below to evaluate the Group’s financial position or to make comparisons with other institutions. Fair value information is not provided for items that do not meet the definition of a financial instrument.These items include intangible assets such as the value of the branch network and the long-term relationships with depositors, premises and equipment and shareholders’ equity.These items are material and accordingly, the fair value information presented does not purport to represent, nor should it be construed to represent, the underlying value of the Group as a going concern at 31 December 2009.

The valuation of financial instruments, including loans and receivables, involves the application of judgement and estimation. Market and credit risks are key assumptions in the estimation of the fair value of loans and receivables. During the year,AIB has observed adverse changes in the credit quality of its borrowers, with increasing delinquencies and defaults across a range of sectors. The volatility in financial markets and the illiquidity that is evident in these markets has reduced the demand for many financial instruments and this creates a difficulty in estimating the fair value for loans to customers.AIB has estimated the fair value of its loans to customers taking into account market risk and the changes in credit quality of its borrowers.

		31 December 2009		31 December 2008
	Notes	Carrying amount € m	Fair value € m	Carrying amount € m	Fair value € m

Financial assets
Cash and balances at central banks	b	4,382	4,382	2,466	2,466
Items in course of collection	b	251	251	272	272
Financial assets held for sale to NAMA	a,c	19,212	16,362	—	—
Trading portfolio financial assets	a	296	296	401	401
Derivative financial instruments	a	6,071	6,071	7,328	7,328
Loans and receivables to banks	d	9,093	9,093	6,266	6,299
Loans and receivables to customers	e	103,341	100,465	129,489	124,261
Financial investments available for sale	a	25,336	25,336	29,024	29,024
Financial investments held to maturity	f	1,586	1,606	1,499	1,521
Fair value hedged asset positions	g	6	—	8	—

Financial liabilities
Deposits by banks	h	33,333	33,328	25,578	25,602
Customer accounts	h	83,953	84,136	92,604	92,778
Financial liabilities held for sale to NAMA	a	3	3	—	—
Trading portfolio financial liabilities	a	23	23	111	111
Derivative financial instruments	a	5,520	5,520	6,468	6,468
Debt securities in issue	i	30,654	30,922	37,814	37,547
Subordinated liabilities and other capital instruments	i	4,586	3,469	4,526	3,240
Fair value hedged liability positions	g	338	—	365	—

Notes

Financial instruments recorded at fair value in the financial statements

(a)	Financial instruments reported at fair value include trading portfolio financial assets and financial liabilities, derivative financial instruments and financial investments available for sale. The fair value of trading and available for sale debt securities, together with quoted equity shares are based on quoted prices or bid/offer quotations sourced from external securities dealers, where these are available on an active market. Where securities and derivatives are traded on an exchange, the fair value is based on prices from the exchange. The fair value of unquoted equity shares, debt securities not quoted in an active market, and over-the-counter derivative financial instruments is calculated using valuation techniques, as described in accounting policy number 17.Our valuation techniques for derivatives do not currently include an adjustment attributable to our own credit risk, as we concluded that such an adjustment was not appropriate given credit enhancements such as posted collateral and based on our experience in the market of transacting at market prices.

Notes to the accounts

56 Fair value of financial instruments (continued)

Financial instruments with fair value information presented separately in the notes to the financial statements

(b)	The fair value of these financial instruments is considered equal to the carrying value.These instruments are either carried at market value or have minimal credit losses.
(c)	The financial assets held for sale to NAMA are measured on the same basis in the balance sheet as prior to their classification as held for sale.The NAMA Assets will be valued on a loan-by-loan basis, using the valuation methodology specified in the NAMA Act and in the associated regulations.The Minister for Finance has provided guidance that an average industry discount of 30% to the gross value of the NAMA Assets has been estimated, although there can be no assurance that this will be the case.The fair value presented in the table is based on a discount of 30% to gross value.
(d)	The fair value of loans and receivables to banks are estimated using discounted cash flows applying either market rates, where practicable, or rates currently offered by other financial institutions for placings with similar characteristics.
(e)	The Group provides lending facilities of varying rates and maturities to corporate and personal customers.Valuation techniques are used in estimating the fair value of loans, primarily using discounted cash flows, applying market rates where practicable. Other valuation techniques which may be used include using recent arm’s length market transactions and reference to fair value of another similar instrument.The fair value of fixed rate loans is calculated by discounting expected cash flows using discount rates that reflect the credit and interest rate risk in the portfolio. In addition to the assumptions set out above under valuation techniques, regarding cash flows and discount rates, a key assumption for the loans and receivables is that the carrying amount of variable rate loans approximates to market value where there was no significant change in the credit risk of the borrower.
(f)	The fair value of financial instruments held to maturity is based on quoted market prices.
(g)	The fair value of the hedged asset and liability positions are included in the fair value of the relevant assets and liabilities being hedged.
(h)	The fair value of current accounts and deposit liabilities which are repayable on demand, or which re-price frequently, approximates to their book value.The fair value of all other deposits and other borrowings is estimated using discounted cash flows applying either market rates, where applicable, or interest rates currently offered by the Group.
(i)	The estimated fair value of subordinated liabilities and other capital instruments, and debt securities in issue, is based on quoted prices where available, or where these are unavailable, are estimated using valuation techniques using observable market data.

Commitments pertaining to credit-related instruments

Details of the various credit-related commitments entered into by the Group and other off-balance sheet financial guarantees are included in note 54. Fees for these instruments may be billed in advance or in arrears on an annual, quarterly or monthly basis. In addition, the fees charged vary on the basis of instrument type and associated credit risk.As a result, it is not considered practicable to estimate the fair value of these instruments because each customer relationship would have to be separately evaluated.

56 Fair value of financial instruments (continued)

Fair value hierarchy

The following table sets out, by financial instrument measured at fair value, the valuation methodologies(1) adopted in the financial statements as at 31 December 2009.

	Group	Level 1 € m	Level 2 € m	Level 3 € m	Total € m

	Financial assets
	Derivative financial instruments held for sale to NAMA	—	125	—	125
	Trading portfolio financial assets	288	—	8	296
	Derivative financial instruments	—	6,063	8	6,071
Financial investments available for sale	- debt securities	12,429	9,754	2,826	25,009
	- equity securities	53	33	241	327

		12,770	15,975	3,083	31,828

	Financial liabilities
	Derivative financial instruments held for sale to NAMA	—	3	—	3
	Trading portfolio financial liabilities	23	—	—	23
	Derivative financial instruments	—	5,513	7	5,520

		23	5,516	7	5,546

Allied Irish Banks, p.l.c.		Level 1 € m	Level 2 € m	Level 3 € m	Total € m

Financial assets
Derivative financial instruments held for sale to NAMA		—	125	—	125
Trading portfolio financial assets		120	—	—	120
Derivative financial instruments		—	5,465	—	5,465
Financial investments available for sale	- debt securities	9,537	9,748	2,806	22,091
	- equity securities	34	17	36	87

		9,691	15,355	2,842	27,888

Financial liabilities
Derivative financial instruments held for sale to NAMA		—	3	—	3
Trading portfolio financial liabilities		22	—	—	22
Derivative financial instruments		—	5,104	—	5,104

		22	5,107	—	5,129

(1)	Valuation methodologies in the fair value hierarchy:
(a)	quoted market prices (unadjusted) - Level 1;
(b)	valuation techniques which use observable market data - Level 2; and
(c)	valuation techniques which use unobservable market data - Level 3.

Notes to the accounts

56 Fair value of financial instruments (continued)

Reconciliation of balances in Level 3 of the fair value hierarchy:

The following table shows a reconciliation from the beginning balances to the ending balances for fair value measurements in Level 3 of the fair value hierarchy.

Group	2009
	Financial assets					Financial liabilities
	Trading portfolio € m	Derivatives € m	AFS		Total € m	Derivatives € m	Total € m
			Debt securities € m	Equity securities € m

At 1 January 2009	10	—	3,581	228	3,819	—	—
Transfers into Level 3	—	63	173	22	258	15	15
Total gains or losses
- in profit or loss	(2)	(42)	—	(4)	(48)	(6)	(6)
- in other comprehensive income	—	—	(113)	(7)	(120)	—	—
Purchases	—	—	18	3	21	—	—
Sales	—	—	—	(1)	(1)	—	—
Settlements	—	(13)	(833)	—	(846)	(2)	(2)

At 31 December 2009	8	8	2,826	241	3,083	7	7

Allied Irish Banks, p.l.c.	2009
	Financial assets					Financial liabilities
	Trading portfolio € m	Derivatives € m	AFS		Total € m	Derivatives € m	Total € m
			Debt securities € m	Equity securities € m

At 1 January 2009	—	—	3,581	27	3,608	—	—
Transfers into Level 3	—	—	—	10	10	—	—
Total gains or losses
- in profit or loss	—	—	—	(1)	(1)	—	—
- in other comprehensive income	—	—	(116)	—	(116)	—	—
Settlements	—	—	(659)	—	(659)	—	—

At 31 December 2009	—	—	2,806	36	2,842	—	—

Transfers into Level 3 occurred because the market prices for these instruments became unobservable.

Gains/(losses) included in profit or loss for the period in the above tables are presented in the income statement and are recognised as:

	Group	Allied Irish Banks, p.l.c.
	2009 € m	2009 € m

Net trading income	(38)	—
Other	(4)	(1)

Total	(42)	(1)

Gains/(losses) for the period included in the income statement relating to financial assets and liabilities held at the end of the reporting period:

	Group	Allied Irish Banks, p.l.c.
	2009 € m	2009 € m

Net trading income	(2)	—
Other	(3)	—

Total	(5)	—

56 Fair value of financial instruments (continued)

Sensitivity of Level 3 measurements

The implementation of valuation techniques involves a considerable degree of judgement. While the Group believes its estimates of fair value are appropriate, the use of different measurements or assumptions could lead to different fair values. The following table sets out the impact of using reasonably possible alternative assumptions:

		2009
		Level 3
		Effect on income statement		Effect on other comprehensive income
		Favourable	Unfavourable	Favourable	Unfavourable
Group		€ m	€ m	€ m	€ m
Classes of financial assets
Trading portfolio financial assets		—	(2)	—	—
Financial investments available for sale	- debt securities	—	—	272	(470)
	- equity securities	—	(2)	4	—

Total		—	(4)	276	(470)

2009
Level 3
		Effect on income		Effect on other
		statement		comprehensive income
		Favourable	Unfavourable	Favourable	Unfavourable
Allied Irish Banks, p.l.c.		€ m	€ m	€ m	€ m
Classes of financial assets
Trading portfolio financial assets		—	—	—	—
Financial investments available for sale	- debt securities	—	—	272	(470)
	- equity securities	—	—	—	—

Total		—	—	272	(470)

In relation to debt securities, changing the credit spread assumptions have the impacts set out above.

Day 1 gain or loss:

No difference existed between the fair value at initial recognition of financial instruments and the amount that was determined at that date using a valuation technique incorporating significant unobservable data.

Notes to the accounts

57 Classification and measurement of financial assets and financial liabilities

	2009
	At fair value through profit and loss		At fair value through equity		At amortised cost			Total
Group	Held for trading € m	Fair value hedge derivatives € m	Cashflow hedge derivatives € m	Available for sale securities € m	Loans and receivables € m	Held to maturity € m	Other € m	€ m
Financial assets
Cash and balances at central banks	—	—	—	—	3,564	—	818	4,382
Items in the course of collection	—	—	—	—	251	—	—	251
Financial assets held for sale to NAMA	125	—	—	—	19,030	—	57	19,212
Trading portfolio financial assets	296	—	—	—	—	—	—	296
Derivative financial instruments	4,634	526	911	—	—	—	—	6,071
Loans and receivables to banks	—	—	—	—	9,093	—	—	9,093
Loans and receivables to customers	—	—	—	—	103,341	—	—	103,341
Financial investments available for sale	—	—	—	25,336	—	—	—	25,336
Financial investments held to maturity	—	—	—	—	—	1,586	—	1,586
Other financial assets	—	—	—	—	—	—	664	664

	5,055	526	911	25,336	135,279	1,586	1,539	170,232

Financial liabilities
Deposits by banks	—	—	—	—	—	—	33,333	33,333
Customer accounts	—	—	—	—	—	—	83,953	83,953
Financial liabilities held for sale to NAMA	3	—	—	—	—	—	—	3
Trading portfolio financial liabilities	23	—	—	—	—	—	—	23
Derivative financial instruments	4,860	393	267	—	—	—	—	5,520
Debts securities in issue	—	—	—	—	—	—	30,654	30,654
Subordinated liabilities and other capital instruments	—	—	—	—	—	—	4,586	4,586
Other financial liabilities	—	—	—	—	—	—	2,193	2,193

	4,886	393	267	—	—	—	154,719	160,265

57 Classification and measurement of financial assets and financial liabilities (continued)

Group	2008
	At fair value through profit and loss		At fair value through equity		At amortised cost			Total
	Held for trading € m	Fair value hedge derivatives € m	Cashflow hedge derivatives € m	Available for sale securities € m	Loans and receivables € m	Held to maturity € m	Other € m	€ m
Financial assets
Cash and balances at central banks	—	—	—	—	1,565	—	901	2,466
Items in the course of collection	—	—	—	—	272	—	—	272
Trading portfolio financial assets	401	—	—	—	—	—	—	401
Derivative financial instruments	5,438	787	1,103	—	—	—	—	7,328
Loans and receivables to banks	—	—	—	—	6,266	—	—	6,266
Loans and receivables to customers	—	—	—	—	129,489	—	—	129,489
Financial investments available for sale	—	—	—	29,024	—	—	—	29,024
Financial investments held to maturity	—	—	—	—	—	1,499	—	1,499
Other financial assets	—	—	—	—	—	—	1,243	1,243

	5,839	787	1,103	29,024	137,592	1,499	2,144	177,988

Financial liabilities
Deposits by banks	—	—	—	—	—	—	25,578	25,578
Customer accounts	—	—	—	—	—	—	92,604	92,604
Trading portfolio financial liabilities	111	—	—	—	—	—	—	111
Derivative financial instruments	5,443	369	656	—	—	—	—	6,468
Debts securities in issue	—	—	—	—	—		37,814	37,814
Subordinated liabilities and other capital instruments	—	—	—	—	—	—	4,526	4,526
Other financial liabilities	—	—	—	—	—	—	1,214	1,214

	5,554	369	656	—	—	—	161,736	168,315

57 Classification and measurement of financial assets and financial liabilities

	2009
	At fair value through profit and loss		At fair value through equity		At amortised cost			Total
	Held for	Fair value	Cashflow	Available	Loans	Held	Other
	trading	hedge	hedge	for sale	and	to
		derivatives	derivatives	securities	receivables	maturity
Allied Irish Banks, p.l.c.	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m
Financial assets
Cash and balances at central banks	—	—	—	—	2,069	—	520	2,589
Items in the course of collection	—	—	—	—	127	—	—	127
Financial assets held for sale to NAMA	125	—	—	—	15,827	—	39	15,991
Trading portfolio financial assets	120	—	—	—	—	—	—	120
Derivative financial instruments(1)	3,851	124	1,490	—	—	—	—	5,465
Loans and receivables to banks(2)	—	—	—	—	58,816	—	—	58,816
Loans and receivables to customers(3)	—	—	—	—	67,928		—	67,928
Financial investments available for sale	—	—	—	22,178	—	—	—	22,178
Other financial assets	—	—	—	—	—	—	809	809

	4,096	124	1,490	22,178	144,767	—	1,368	174,023

Financial liabilities
Deposits by banks(4)	—	—	—	—	—	—	62,268	62,268
Customer accounts(5)	—	—	—	—	—	—	72,697	72,697
Financial liabilities held for sale to NAMA	3	—	—	—	—	—	—	3
Trading portfolio financial liabilities	22	—	—	—	—	—	—	22
Derivative financial instruments(6)	4,069	391	644	—	—	—	—	5,104
Debts securities in issue	—	—	—	—	—	—	23,261	23,261
Subordinated liabilities and other capital instruments	—	—	—	—	—	—	4,450	4,450
Other financial liabilities	—	—	—	—	—	—	1,371	1,371

	4,094	391	644	—	—	—	164,047	169,176

57 Classification and measurement of financial assets and financial liabilities (continued)

Allied Irish Banks, p.l.c.	2008
	At fair value through profit and loss		At fair value through equity		At amortised cost			Total
	Held for trading € m	Fair value hedge derivatives € m	Cashflow hedge derivatives € m	Available for sale securities € m	Loans and receivables € m	Held to maturity € m	Other € m	€ m

Financial assets
Cash and balances at central banks	—	—	—	—	1,082	—	569	1,651
Items in the course of collection	—	—	—	—	151	—	—	151
Trading portfolio financial assets	171	—	—	—	—	—	—	171
Derivative financial instruments(1)	4,628	1,175	851	—	—	—	—	6,654
Loans and receivables to banks(2)	—	—	—	—	47,113	—	—	47,113
Loans and receivables to customers(3)	—	—	—	—	88,873	—	—	88,873
Financial investments available for sale	—	—	—	25,872	—	—	—	25,872
Other financial assets	—	—	—	—	—	—	1,216	1,216

	4,799	1,175	851	25,872	137,219	—	1,785	171,701

Financial liabilities
Deposits by banks(4)	—	—	—	—	—	—	52,186	52,186
Customer accounts(5)	—	—	—	—	—	—	77,990	77,990
Trading portfolio financial liabilities	109	—	—	—	—	—	—	109
Derivative financial instruments(6)	4,366	813	647	—	—	—	—	5,826
Debts securities in issue	—	—	—	—	—	—	26,376	26,376
Subordinated liabilities and other capital instruments	—	—	—	—	—	—	3,662	3,662
Other financial liabilities	—	—	—	—	—	—	775	775

	4,475	813	647	—	—		160,989	166,924

(1)	Includes exposure to subsidiary undertakings of € 350 million (2008: € 556 million).
(2)	Includes exposure to subsidiary undertakings of € 50,389 million (2008: € 41,493 million).
(3)	Includes exposure to subsidiary undertakings of € 15,613 million (2008: € 13,758 million).
(4)	Includes exposure to subsidiary undertakings of € 31,481 million (2008: € 27,598 million).
(5)	Includes exposure to subsidiary undertakings of € 13,035 million (2008: € 11,773 million).
(6)	Includes exposure to subsidiary undertakings of € 365 million (2008: € 1,066 million).

58 Interest rate sensitivity

The net interest rate sensitivity of the Group at 31 December 2009 and 2008 is illustrated in the following tables. The tables set out details of those assets and liabilities whose values are subject to change as interest rates change within each contractual repricing time period. Details regarding assets and liabilities which are not sensitive to interest rate movements are also included. The tables show the sensitivity of the balance sheet at one point in time and are not necessarily indicative of positions at other dates. In developing the classifications used in the tables it has been necessary to make certain assumptions and approximations in assigning assets and liabilities to different repricing categories.

Notes to the accounts

58 Interest rate sensitivity (continued)

	2009
	0<1 Month € m	1<3 Months € m	3<12 Months € m	1<2 Years € m	2<3 Years € m	3<4 Years € m	4<5 Years € m	5 years + € m	Non-interest bearing(1) € m	Trading(1) € m	Total € m

Assets
Financial assets held for sale to NAMA	8,804	9,669	133	129	41	47	44	163	57	125	19,212
Trading portfolio financial assets	—	—	—	—	—	—	—	—	—	296	296
Loans and receivables to banks	8,214	508	2	—	—	—	—	—	369	—	9,093
Loans and receivables to customers	70,718	16,520	4,430	2,594	2,114	1,435	903	4,627	—	—	103,341
Financial investments available for sale	5,423	6,485	1,980	3,153	1,932	534	1,104	4,398	327	—	25,336
Financial investments held to maturity	—	77	1,509	—	—	—	—	—	—	—	1,586
Other assets	3,569	—	—	—	—	—	—	—	7,247	4,634	15,450

Total assets	96,728	33,259	8,054	5,876	4,087	2,016	2,051	9,188	8,000	5,055	174,314

Liabilities
Financial liabilities held for sale to NAMA	—	—	—	—	—	—	—	—	—	3	3
Deposits by banks	13,522	11,813	7,990	8	—	—	—	—	—	—	33,333
Customer accounts	52,322	12,865	9,263	548	429	339	341	163	7,683	—	83,953
Trading portfolio financial liabilities	—	—	—	—	—	—	—	—	—	23	23
Debt securities in issue	9,047	9,891	7,191	39	1,000	1,000	746	1,740	—	—	30,654
Subordinated liabilities & capital instruments	846	454	—	—	—	—	—	3,286	—	—	4,586
Other liabilities	—	—	—	—	—	—	—	—	6,193	4,860	11,053
Shareholders’ equity	—	—	—	—	—	—	—	—	10,709	—	10,709

Total liabilities and shareholders’ equity	75,737	35,023	24,444	595	1,429	1,339	1,087	5,189	24,585	4,886	174,314

Derivatives affecting interest rate sensitivity	11,917	9,771	(16,873)	309	(744)	(1,660)	(34)	(2,686)	—	—	—

Interest sensitivity gap	9,074	(11,535)	483	4,972	3,402	2,337	998	6,685	(16,585)	169
Cumulative interest sensitivity gap	9,074	(2,461)	(1,978)	2,994	6,396	8,733	9,731	16,416	(169)	—

	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m
Interest sensitivity gap	10,659	(12,369)	(1,066)	4,110	2,779	1,962	872	5,729	(11,343)	(1,251)
Cumulative interest sensitivity gap	10,659	(1,710)	(2,776)	1,334	4,113	6,075	6,947	12,676	1,333	82

(in euro equivalents)	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m
Interest sensitivity gap	(5,146)	(2,258)	(10)	235	33	75	43	80	(639)	(88)
Cumulative interest sensitivity gap	(5,146)	(7,404)	(7,414)	(7,179)	(7,146)	(7,071)	(7,028)	(6,948)	(7,587)	(7,675)

(in euro equivalents)	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m
Interest sensitivity gap	5,490	3,746	445	325	289	144	(3)	819	(4,605)	55
Cumulative interest sensitivity gap	5,490	9,236	9,681	10,006	10,295	10,439	10,436	11,255	6,650	6,705

(in euro equivalents)	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m
Interest sensitivity gap	(2,289)	(906)	1,426	241	250	102	70	23	(113)	991
Cumulative interest sensitivity gap	(2,289)	(3,195)	(1,769)	(1,528)	(1,278)	(1,176)	(1,106)	(1,083)	(1,196)	(205)

(1)	Not interest rate sensitive.

58 Interest rate sensitivity (continued)

	2008
	0<1 Month € m	1<3 Months € m	3<12 Months € m	1<2 Years € m	2<3 Years € m	3<4 Years € m	4<5 Years € m	5 years + € m	Non-interest bearing(1) € m	Trading(1) € m	Total € m
Assets
Trading portfolio financial assets	—	—	—	—	—	—	—	—	—	401	401
Loans and receivables to banks	5,690	263	—	—	—	—	—	126	187	—	6,266
Loans and receivables to customers	87,746	22,164	7,037	3,096	2,175	1,871	1,562	3,838	—	—	129,489
Financial investments available for sale	6,857	7,589	2,043	1,549	3,349	1,123	977	5,250	287	—	29,024
Financial investments held to maturity	—	76	1,423	—	—	—	—	—	—	—	1,499
Other assets	1,565	—	—	—	—	—	—	—	8,492	5,438	15,495

Total assets	101,858	30,092	10,503	4,645	5,524	2,994	2,539	9,214	8,966	5,839	182,174

Liabilities
Deposits by banks	16,013	7,491	1,843	74	9	—	—	—	148	—	25,578
Customer accounts	57,723	14,347	10,610	731	486	384	331	354	7,638	—	92,604
Trading portfolio financial liabilities	—	—	—	—	—	—	—	—	—	111	111
Debt securities in issue	12,401	13,916	4,674	4,098	41	4	1,000	1,680	—	—	37,814
Subordinated liabilities and other capital instruments	858	400	200	—	—	—	—	3,068	—	—	4,526
Other liabilities	—	—	—	—	—	—	—	—	7,129	5,443	12,572
Shareholders’ equity	—	—	—	—	—	—	—	—	8,969	—	8,969

Total liabilities and shareholders’ equity	86,995	36,154	17,327	4,903	536	388	1,331	5,102	23,884	5,554	182,174

Derivative financial instruments affecting interest rate sensitivity	4,706	9,096	(8,151)	(2,303)	(462)	(42)	37	(2,881)	—	—	—

Interest sensitivity gap	10,157	(15,158)	1,327	2,045	5,450	2,648	1,171	6,993	(14,918)	285
Cumulative interest sensitivity gap	10,157	(5,001)	(3,674)	(1,629)	3,821	6,469	7,640	14,633	(285)	—

	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m
Interest sensitivity gap	19,200	(7,202)	1,258	1,108	3,362	1,781	379	5,814	(12,891)	(426)
Cumulative interest sensitivity gap	19,200	11,998	13,256	14,364	17,726	19,507	19,886	25,700	12,809	12,383

(in euro equivalents)	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m
Interest sensitivity gap	(8,500)	(4,710)	(2,033)	411	421	195	232	478	713	(3)
Cumulative interest sensitivity gap	(8,500)	(13,210)	(15,243)	(14,832)	(14,411)	(14,216)	(13,984)	(13,506)	(12,793)	(12,796)

(in euro equivalents)	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m
Interest sensitivity gap	2,768	(2,935)	(267)	339	1,388	556	444	1,086	(3,754)	430
Cumulative interest sensitivity gap	2,768	(167)	(434)	(95)	1,293	1,849	2,293	3,379	(375)	55

(in euro equivalents)	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m
Interest sensitivity gap	(3,739)	(741)	2,155	130	109	69	60	(457)	756	229
Cumulative interest sensitivity gap	(3,739)	(4,480)	(2,325)	(2,195)	(2,086)	(2,017)	(1,957)	(2,414)	(1,658)	(1,429)

(1)	Not interest rate sensitive.

Notes to the accounts

59 Statement of cash flows

Analysis of cash and cash equivalents

For the purpose of the statement of cash flows, cash and cash equivalents comprise the following balances with less than 3 months maturity from the date of acquisition:

	Group			Allied Irish Banks, p.l.c.
	2009	2008	2007	2009	2008	2007
	€ m	€ m	€ m	€ m	€ m	€ m
Cash and balances at central banks	4,382	2,466	1,264	2,589	1,651	566
Loans and receivables to banks	7,685	5,975	9,163	7,550	5,333	8,385
Short term investments	—	81	—	—	—	—

	12,067	8,522	10,427	10,139	6,984	8,951

The Group is required to maintain balances with the Central Bank and Financial Services Authority of Ireland which amounted to € 124 million at 31 December 2009 (2008: € 114 million; 2007: € 101 million). The Group is also required by law to maintain reserve balances with the Bank of England, the National Bank of Poland and with Central Banks in Latvia, Lithuania and Estonia. At December 2009, such reserve balances amounted to € 1,928 million (2008: € 343 million; 2007: € 306 million). Amounts with central banks are included within cash and balances at central banks and loans and receivables to banks.

60 Financial assets and financial liabilities by contractual residual maturity

	2009
	Repayable on demand	3 months or less but not repayable on demand	1 year or less but over 3 months	5 years or less but over 1 year	Over 5 years	Total
Group	€ m	€ m	€ m	€ m	€ m	€ m
Financial assets
Financial assets held for sale to NAMA(1), (2)	152	15,908	2,931	2,533	1,796	23,320
Trading portfolio financial assets(3)	—	109	37	102	11	259
Derivative financial instruments(4)	—	655	1,789	2,325	1,302	6,071
Loans and receivables to banks(1)	823	8,120	151	3	—	9,097
Loans and receivables to customers(1)	5,477	13,042	11,347	33,386	43,076	106,328
Financial investments available for sale(3)	—	983	3,392	11,118	9,516	25,009
Financial investments held to maturity	—	77	154	1,010	345	1,586

	6,452	38,894	19,801	50,477	56,046	171,670

Financial liabilities
Financial liabilities held for sale to NAMA	—	—	—	—	3	3
Trading portfolio financial liabilities	23	—	—	—	—	23
Derivative financial instruments(4)	53	533	1,646	2,053	1,235	5,520
Deposits by banks	860	24,293	8,048	130	2	33,333
Customer accounts	28,863	42,918	9,759	2,343	70	83,953
Debt securities in issue	39	12,024	10,030	6,821	1,740	30,654
Other liabilities	1,890	299	4	—	—	2,193
Subordinated liabilities and other capital instruments	—	—	—	—	4,586	4,586

	31,728	80,067	29,487	11,347	7,636	160,265

60 Financial assets and financial liabilities by contractual residual maturity (continued)

	2008
	Repayable	3 months or less	1 year or less	5 years or less	Over	Total
	on demand	but not repayable	but over	but over	5 years
		on demand	3 months	1 year
Group	€ m	€ m	€ m	€ m	€ m	€ m
Financial assets
Trading portfolio financial assets(3)	—	46	125	132	65	368
Derivative financial instruments(4)	—	1,267	1,502	2,950	1,609	7,328
Loans and receivables to banks(1)	1,423	4,596	121	2	126	6,268
Loans and receivables to customers(1)	16,072	15,974	16,091	37,188	46,456	131,781
Financial investments available for sale(3)	—	933	2,753	13,738	11,313	28,737
Financial investments held to maturity	—	—	77	1,215	207	1,499

	17,495	22,816	20,669	55,225	59,776	175,981

Financial liabilities
Trading portfolio financial liabilities	111	—	—	—	—	111
Derivative financial instruments(4)	—	1,575	1,323	2,104	1,466	6,468
Deposits by banks	5,090	17,842	2,072	572	2	25,578
Customer accounts	37,579	41,739	10,800	2,124	362	92,604
Debt securities in issue	123	19,131	6,128	10,752	1,680	37,814
Other liabilities	1,176	38	—	—	—	1,214
Subordinated liabilities and other capital instruments	—	—	—	—	4,526	4,526

	44,079	80,325	20,323	15,552	8,036	168,315

	2009
	Repayable	3 months or less	1 year or less	5 years or less	Over	Total
	on demand	but not repayable	but over	but over	5 years
		on demand	3 months	1 year
Allied Irish Banks, p.l.c.	€ m	€ m	€ m	€ m	€ m	€ m
Financial assets
Financial assets held for sale to NAMA(1)(2)	89	14,526	1,943	1,875	1,449	19,882
Trading portfolio financial assets(3)	—	—	27	84	5	116
Derivative financial instruments(4)	—	539	1,545	2,014	1,367	5,465
Loans and receivables to banks(1)	33,898	17,201	5,681	893	1,147	58,820
Loans and receivables to customers(1)	6,652	16,718	7,565	19,942	19,043	69,920
Financial investments available for sale(3)	—	638	3,112	10,232	8,109	22,091

	40,639	49,622	19,873	35,040	31,120	176,294

Financial liabilities
Financial liabilities held for sale to NAMA	—	—	—	—	3	3
Trading portfolio financial liabilities	22	—	—	—	—	22
Derivative financial instruments(4)	54	420	1,398	1,811	1,421	5,104
Deposits by banks	10,751	31,761	9,336	8,200	2,220	62,268
Customer accounts	22,022	35,025	7,023	4,419	4,208	72,697
Debt securities in issue	39	7,371	10,030	5,821	—	23,261
Other liabilities	1,074	297	—	—	—	1,371
Subordinated liabilities and other capital instruments	—	—	—	—	4,450	4,450

	33,962	74,874	27,787	20,251	12,302	169,176

Notes to the accounts

60 Financial assets and financial liabilities by contractual residual maturity (continued)

	2008
Allied Irish Banks, p.l.c.	Repayable on demand € m	3 months or less but not repayable on demand € m	1 year or less but over 3 months € m	5 years or less but over 1 year € m	Over 5 years € m	Total € m
Financial assets
Trading portfolio financial assets(3)	—	10	2	94	55	161
Derivative financial instruments(4)	—	1,075	1,223	2,744	1,612	6,654
Loans and receivables to banks(1)	42,677	4,321	115	—	—	47,113
Loans and receivables to customers(1)	28,013	11,267	10,692	22,761	17,818	90,551
Financial investments available for sale(3)	—	736	2,102	12,992	9,978	25,808

	70,690	17,409	14,134	38,591	29,463	170,287

Financial liabilities
Trading portfolio financial liabilities	—	—	109	—	—	109
Derivative financial instruments(4)	—	1,184	1,037	2,143	1,462	5,826
Deposits by banks	32,573	17,246	1,945	422	—	52,186
Customer accounts	38,149	30,082	7,690	1,711	358	77,990
Debt securities in issue	—	15,108	3,512	7,751	5	26,376
Other liabilities	775	—	—	—	—	775
Subordinated liabilities and other capital instruments	—	—	—	—	3,662	3,662

	71,497	63,620	14,293	12,027	5,487	166,924

(1)	Shown gross of provisions for impairment.
(2)	Accrued interest receivable not included, derivative financial assets included.
(3)	Excluding equity shares.
(4)	Shown by maturity date of contract.

The balances shown above for Allied Irish Banks, p.l.c. include exposures to subsidiary undertakings.

61 Financial liabilities by undiscounted contractual maturity

In the daily management of liquidity risk, the Group adjusts the contractual outflows on customer deposits to reflect inherent stability of these deposits. Offsetting the liability outflows are cash inflows from the assets on the balance sheet. Additionally, the Group holds a stock of high quality liquid assets, which are held for the purpose of covering unexpected cash outflows. The following table analyses, on an undiscounted basis, financial liabilities by remaining contractual maturity.

	2009
	Repayable on demand € m	3 months or less but not repayable on demand € m	1 year or less but over 3 months € m	5 years or less but over 1 year € m	Over 5 years € m	Total € m
Financial liabilities held for sale to NAMA	—	—	—	—	3	3
Trading portfolio financial liabilities	23	—	—	—	—	23
Derivative financial instruments	—	3,483	910	1,149	592	6,134
Deposits by banks	860	24,346	8,166	274	9	33,655
Customer accounts	28,866	42,989	9,811	2,372	72	84,110
Debt securities in issue	39	12,147	10,488	7,657	2,002	32,333
Other liabilities	1,890	299	4	—	—	2,193
Subordinated liabilities and other capital instruments	—	35	270	1,305	7,028	8,638

	31,678	83,299	29,649	12,757	9,706	167,089

61 Financial liabilities by undiscounted contractual maturity (continued)

	2008
	Repayable on demand € m	3 months or less but not repayable on demand € m	1 year or less but over 3 months € m	5 years or less but over 1 year € m	Over 5 years € m	Total € m
Trading portfolio financial liabilities	111	—	—	—	—	111
Derivative financial instruments	—	3,410	574	1,826	1,067	6,877
Deposits by banks	5,090	18,022	2,202	792	44	26,150
Customer accounts	37,714	42,321	10,985	2,134	362	93,516
Debt securities in issue	123	19,438	6,742	12,056	2,007	40,366
Other liabilities	1,176	38	—	—	—	1,214
Subordinated liabilities and other capital instruments	—	49	179	947	7,235	8,410

	44,214	83,278	20,682	17,755	10,715	176,644

The table below shows the contractual expiry by maturity of the Group’s contingent liabilities and commitments.

	2009
Group	Repayable on demand € m	3 months or less but not repayable on demand € m	1 year or less but over 3 months € m	5 years or less but over 1 year € m	Over 5 years € m	Total € m
Contingent liabilities	54	692	1,205	4,783	233	6,967
Commitments	6,141	2,095	3,483	4,227	1,234	17,180

	6,195	2,787	4,688	9,010	1,467	24,147

	2008
Group	Repayable on demand € m	3 months or less but not repayable on demand € m	1 year or less but over 3 months € m	5 years or less but over 1 year € m	Over 5 years € m	Total € m
Contingent liabilities	273	515	1,021	6,096	285	8,190
Commitments	5,869	2,608	4,269	5,301	2,202	20,249

	6,142	3,123	5,290	11,397	2,487	28,439

The table below shows the contractual expiry by maturity of Allied Irish Banks, p.l.c.’s contingent liabilities and commitments.

	2009
Allied Irish Banks, p.l.c.	Repayable on demand € m	3 months or less but not repayable on demand € m	1 year or less but over 3 months € m	5 years or less but over 1 year € m	Over 5 years € m	Total € m
Contingent liabilities(1)	39	443	984	4,284	230	5,980
Commitments	5,537	1,600	1,669	3,501	896	13,203

	5,576	2,043	2,653	7,785	1,126	19,183

	2008
Allied Irish Banks, p.l.c.	Repayable on demand € m	3 months or less but not repayable on demand € m	1 year or less but over 3 months € m	5 years or less but over 1 year € m	Over 5 years € m	Total € m
Contingent liabilities(1)	361	472	957	5,016	283	7,089
Commitments	7,451	698	1,425	3,747	1,385	14,706

	7,812	1,170	2,382	8,763	1,668	21,795

The Group expects that not all of the contingent liabilities or commitments will be drawn before expiry date.

(1)	Included in exposure to Allied Irish Banks, p.l.c are amounts relating to Group subsidiaries of € 86 million (2008: € 86 million).

62 Report on directors’ remuneration and interests

Commentary on the Company’s policy with respect to directors’ remuneration is included in the Corporate Governance Statement on page 109.

Directors’ Remuneration

The following tables detail the total remuneration of the Directors in office during 2009 and 2008:

	2009
	Directors’ fees - Parent & Irish Subsidiary Cos(1) € 000	Directors’ fees - Non-Irish Subsidiary Cos(2) € 000	Salary € 000	Taxable benefits(3) € 000	Pension contributions(4) € 000	Total € 000
Remuneration
Executive directors
Colm Doherty			622	66	145	833
Donal Forde (remuneration to resignation as Directoron 13 May 2009)			221	23	51	295
Dan O’Connor(5) (remuneration as Executive Chairman from 18 November to 31 December 2009)	31	—				31
John O’Donnell (remuneration to retirement as Director on 31 August 2009)			333	46	86	465
Eugene Sheehy (remuneration to retirement as Director on 30 November 2009)			638	58	196	892

	31	—	1,814	193	478	2,516

Non-executive directors
Declan Collier (appointed 22 January 2009)	29					29
Kieran Crowley	99	34				133
Dermot Gleeson (remuneration to retirement as Director on 30 June 2009)	203	—				203
Stephen L Kingon	72	37				109
Anne Maher	96	—				96
Dan O’Connor(5) (remuneration from 1 January to 17 November 2009)	156	—				156
Sean O’Driscoll(6)	—	—				—
David Pritchard(7)	82	69				151
Dick Spring (appointed 22 January 2009)	26	—				26
Michael J Sullivan (remuneration to retirement as Director on 13 may 2009)	19	—				19
Robert G Wilmers	—	—				—
Jennifer Winter	48	—				48

	830	140				970

Former directors
Pensions(8)						110

Total						3,596

62 Report on directors’ remuneration and interests (continued)

	2008
	Directors’ fees - Parent & Irish Subsidiary Cos(1) € 000	Directors’ fees - Non-Irish Subsidiary Cos(2) € 000	Salary € 000	Taxable benefits(3) € 000	Pension contributions(4) € 000	Total € 000
Remuneration
Executive directors
Colm Doherty	—	—	633	48	141	822
Donal Forde	—	—	600	42	134	776
John O’Donnell	—	—	500	46	112	658
Eugene Sheehy	—	—	905	40	207	1,152

	—	—	2,638	176	594	3,408

Non-executive directors
Adrian Burke (retired 22 April 2008)	31	—				31
Kieran Crowley	132	38				170
Dermot Gleeson	475	—				475
Stephen L Kingon	96	44				140
Anne Maher	128	—				128
Dan O’Connor	114	—				114
Sean O’Driscoll	67	—				67
Jim O’Leary (retired 22 April 2008)	31	27				58
David Pritchard	69	100				169
Bernard Somers (resigned 31 December 2008)	50	—				50
Michael J Sullivan	56	—				56
Robert G Wilmers	—	—				—
Jennifer Winter	78	—				78

	1,327	209				1,536

Former directors
Pensions(8)						117

Total						5,061

(1)

Fees paid to the non-executive directors, other than the Chairman and Deputy Chairman who both receive a flat fee, comprise a basic fee in respect of service as a director, payable at a rate of € 36,500 per annum, which was voluntarily reduced to € 32,850 per annum from 1 December 2008 and to € 27,375 per annum from 9 February 2009, and additional remuneration paid to any non-executive director who: is the Chairman of the Audit Committee, Remuneration Committee, or Corporate Social Responsibility Committee; is the Senior Independent Director or; performs additional services, such as through membership of Board Committees or the board of a subsidiary company. All fees paid to Non-Executive Directors were voluntarily reduced by 10% from 1 December 2008 and by 25% from 9 February 2009.

A fee of € 27,147 was paid to M&T Bank Corporation (“M&T”) in the year ended 31 December 2009 (2008: € 36,196), in respect of Mr. Robert G. Wilmers’ directorship of the Company as the designee of M&T, pursuant to the Agreement and Plan of Reorganisation, dated 26 September 2002, by and among the Company, All first Financial Inc. and M&T, as approved by shareholders at the Extraordinary General Meeting held on 18 December 2002 (‘the Agreement’). During 2009, Messrs. Michael Buckley (who retired as Group Chief Executive and Director of AIB on 30 June 2005), Colm Doherty, and Eugene Sheehy (who retired as Group Chief Executive and Director of AIB on 30 November 2009), served as AIB-designated Directors of M&T, pursuant to the Agreement. The aggregate fees payable in this regard, in respect of Messrs. Doherty and Sheehy, amounting to € 33,726 (2008: € 32,149), were paid to AIB, while € 21,925 was paid to Mr. Buckley (2008: € 20,634);

(2)

Non-Executive Directors of the Parent Company who also serve as Directors of non-Irish subsidiaries are separately paid a flat fee, which is independently agreed and paid by the subsidiaries, in respect of their service as a director of those companies. During 2008 and 2009, Messrs. David Pritchard, Kieran Crowley and Stephen Kingon served as non-executive directors of AIB Group (UK) plc. Mr. Pritchard is Chairman of AIB Group (UK) plc. Mr. Kingon was a member of the UK Audit Committee until his appointment as Chairman of the Group Audit Committee on 1 September 2009. Mr. Jim O’Leary, former director, served as a non-executive director of AIB’s Polish subsidiary company, BZWBK, between 1 January 2009 and 21 April 2009 and received fees of € 8,624 in respect of his directorship of that company during that period;

(3)	Taxable benefits include the use of a company car or the payment of a car allowance, and benefit arising from loans made at preferential interest rates.

(4)

‘Pension contributions’ represent payments to defined benefit pension schemes, in accordance with actuarial advice, to provide post-retirement pensions from normal retirement date. The contribution rate in 2009 in respect of the Executive Directors, as a percentage of pensionable emoluments is 23.0% (2008:22.3%). The fees of the non-executive directors are not pensionable.

Notes to the accounts

62 Report on directors’ remuneration and interests (continued)

The pension benefits earned during the year, and accrued at year-end are as follows:

	Increase/(decrease) in accrued benefits during 2009 (above inflation)(a) € 000	Accrued benefit at year-end(b) € 000	Transfer value of increase in accrued benefit during 2009(c) € 000
Executive directors
Colm Doherty	13.8	303	211
Donal Forde(d)	3.9	278	50

(a)	The changes in accrued benefits are after adjustment for inflation and reflect one year’s additional pensionable service.
(b)	The figures represent the accumulated total amounts of accrued benefits (i.e., annual pension) payable at normal retirement dates, as at 31 December.
(c)

The figures show the transfer values of the changes in accrued benefits during 2009. These transfer values do not represent sums paid or due, but the amounts that the Company’s pension scheme would transfer to another pension scheme, in relation to the benefits accrued in 2009, in the event of the member leaving service.

(d)	Mr. Donal Forde resigned as a director on 13 May 2009. The figures quoted refer to the period from 1 Jan 2009 to that date.

With respect to the Executive Directors who retired during 2009, the following table details; (e) the pension benefits accrued to the date of the Executive Directors’ retirements, but payable from their normal retirement age, and (f) the pensions payable at the date of their retirements, calculated and reduced on an actuarial basis which involved no increase in the liability of the AIB Group Irish Pension Scheme as a result of early retirement.

	Accrued benefit at date of retirement (e) € 000	Retirement pension (f) € 000	Difference in transfer value of retirement benefits (g) € 000
Executive directors
John O’Donnell (retired 31 August 2009)	324	274	1,816
Eugene Sheehy (retired 30 November 2009)	541	458	1,570

The difference in transfer value figures at (g) do not represent sums paid or due and are shown in the context of disclosure requirements only. The difference in transfer value represents the amount that the Company’s pension scheme would transfer to another pension scheme, in relation to the difference between the benefits accrued at date of retirement (e), and the pension payable at the date of retirement (f), should such a transfer occur.

(5)

Mr. Dan O’Connor was appointed Chairman with effect from 1 July 2009. He was paid until 30 June 2009 on the basis of the Non Executive Directors’ fees set out at (1) above. His flat fee as Chairman was agreed at € 276,000 per annum and he was paid a pro-rata equivalent amount for the period from 1 July to 31 December 2009;

(6)

Mr. Sean O’Driscoll voluntarily waived his fees as a Non-Executive Director for 2009. He is continuing to forego his fees in the current year, and will retire as a Director at the 2010 Annual General Meeting on 28 April 2010;

(7)

Mr. David Pritchard was appointed Deputy Chairman with effect from 13 May 2009. He was paid until 13 May 2009 on the basis of the Non Executive Directors’ fees set out at (1) above. His flat fee as Deputy Chairman was agreed at € 82,800 per annum and he was paid a pro-rata equivalent amount for the period from 14 May to 31 December 2009;

(8)	‘Pensions’ represents the payment of pensions to former directors or their dependants granted on an ex-gratia basis and fully provided for in the statement of financial position.

62 Report on directors’ remuneration and interests (continued)

Interests in shares

The beneficial interests of the Directors and the Secretary in office at 31 December 2009, and of their spouses and minor children, in the Company’s ordinary shares are as follows:

Ordinary Shares	31 December 2009	1 January 2009
Directors:
Declan Collier	—	—
Kieran Crowley	12,250	12,520
Colm Doherty	97,544	72,612
Stephen L Kingon	4,500	4,500
Anne Maher	1,600	1,600
Dan O’Connor	14,000	14,000
Sean O’Driscoll	138,503	138,503
David Pritchard	53,500	3,500
Dick Spring	—	—
Robert G Wilmers	440,059	440,059
Jennifer Winter	480	480

Secretary:
David O’Callaghan	8,120	8,120

The following table sets forth the beneficial interests of the Directors and Group Executive Committee (“GEC”) members of AIB as a Group (including their spouses and minor children) at 31 December 2009.

Title of class	Identity of person or group	Number owned	Percent of class
Ordinary shares	Directors and GEC members of AIB as a group	933,782	0.11%

Share Options

Details of the Executive Directors’ and the Secretary’s options to subscribe for ordinary shares are given below. Information on the Share Option Schemes, including policy on the granting of options, is given in note 10. The vesting of these options in the individuals concerned is dependent on Earnings Per Share (“EPS”) targets being met. Subject thereto, the options outstanding at 31 December 2009 are exercisable at various dates between 2011 and 2015. Details are shown in the Register of Directors’ and Secretary’s Interests, which may be inspected by shareholders at the Company’s Registered Office.

	Date of grant	Number of shares	Option Price €	Vested/ unvested	Exercise period
Directors:
Colm Doherty	26.04.2001	75,000	11.98	Vested	26.04.2004 - 2011
	26.06.2002	75,000	13.55	Vested	26.06.2005 - 2012
	28.04.2004	30,000	12.60	Vested	28.04.2007 - 2014
	26.04.2005	5,000	16.20	Vested	26.04.2008 - 2015

Secretary:
David O’Callaghan	26.04.2001	4,000	11.98	Vested	26.04.2004 - 2011
	23.04.2003	2,500	13.30	Vested	23.04.2006 - 2013
	28.04.2004	2,500	12.60	Vested	28.04.2007 - 2014

No share options were granted or exercised during 2009.

Notes to the accounts

62 Report on directors’ remuneration and interests (continued)

The Executive Chairman and the Non-executive directors do not participate in the share options plans. The aggregate number of share options outstanding at 31 December 2009 in the names of executive directors and GEC members, as a group, including the Director above, was 496,500 as follows:

Outstanding as at 31 December 2008	774,500
Add: Options held by Senior Executive Officer appointed during 2009	43,000
Less: Options held by Executive Directors who retired during 2009	321,000

Options outstanding as at 31 December 2009	496,500

Performance Shares

Details of the Executive Directors’ and the Secretary’s conditional grants of awards of ordinary shares are given below. These conditional awards are subject to onerous performance targets being met, in terms of EPS growth and total shareholder return. Information on the Performance Share Plan including policy on the granting of awards, is given in note 10. The conditional grants of awards outstanding at 31 December 2009 may wholly or partly vest between 2010 and 2011, depending on the date of the grant and the grant conditions being met.

31 December 2009 Conditional grants of awards of ordinary shares
Directors:
Colm Doherty	110,873

Secretary:
David O’Callaghan	—

Apart from the interests set out above, the Directors and Secretary in office at year-end, and their spouses and minor children, have no other interests in the shares of the Company.

There were no changes in the Directors’ and Secretary’s interests shown above between 31 December 2009 and 1 March 2010.

Dr. Michael Somers, who was appointed to the Board in January 2010, has interests in 13,437 ordinary shares.

The year-end closing price, on the Irish Stock Exchange, of the Company’s ordinary shares was € 1.20 per share; during the year, the price ranged from € 0.27 to € 3.37.

Service Contracts

There are no service contracts in force for any Director with the Company or any of its subsidiaries.

63 Related party transactions

(a) Transactions with subsidiary undertakings

Allied Irish Banks, p.l.c. (“AIB”) is the ultimate parent company of the Group. Banking transactions are entered into by AIB with its subsidiaries in the normal course of business. These include loans, deposits, foreign currency transactions and the provision of guarantees on an ‘arms length’ basis. Balances between AIB and its subsidiaries are detailed in notes 27, 28, 38, 42 and 43. In accordance with IAS 27 - Consolidated and Separate Financial Statements, transactions with subsidiaries have been eliminated on consolidation.

(b) Associated undertakings and joint ventures

From time to time, the Group provides certain banking and financial services for associated undertakings. These transactions are made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and do not involve more than the normal risk of collectability or present other unfavourable features. Details of loans to associates are set out in notes 27 and 28, while deposits from associates are set out in notes 42 and 43.

(c) Sale and Leaseback of Blocks E, F, G and H Bankcentre to Aviva Life and Pensions Ireland Limited. (“ALP”)

On 9 June 2006, the Group agreed the sale and leaseback of blocks E, F, G, and H at Bankcentre (see note 14). The lease is for 20 years. The blocks were sold to ALP for a total consideration of € 170.5 million. AIB hold a 24.99% share of Aviva Life Holdings Ireland Ltd. (“ALH”) which is the holding company for Ark Life and ALP. The initial annual rent payable on blocks E, F, G and H is € 7.1 million. The rent is paid through Wallkav Ltd, a wholly owned subsidiary of AIB.

(d) Provision of banking and related services to Group Pension Funds, unit trusts and investment funds managed by Group companies

The Group provides certain banking and financial services including asset management and money transmission services for the AIB Group Pension Funds and also for unit trusts and investment funds managed by Group companies. Such services are provided in the ordinary course of business, on substantially the same terms, including interest rates, as those prevailing at the time for comparable transactions with other persons.

During 2008 BZWBK entered into several short-term reverse sale and repurchase transactions with investment funds managed by BZWBK AIB Towarzystwo Funduszy Inwestycyjnych S.A. The transactions are reflected within loans and receivables to customers, their maturity period is 3 months and they are collateralised with Government bonds. They amounted to Nil at 31 December 2009 (2008: € 103 million).

(e) Compensation of key management personnel

The following disclosures are made in accordance with the provisions of IAS 24 - Related Party Disclosures, in respect of the compensation of key management personnel. Under IAS 24, ‘key management personnel’ are defined as comprising directors (executive and non-executive) together with senior executive officers, (namely, the members of the Group Executive Committee (see pages 101 and 102)). The figures shown below include the figures separately reported in respect of directors’ remuneration, shown in the ‘Report on directors’ remuneration and interests’ in note 62.

	Group		Allied Irish Banks, p.l.c.
	2009 € m	2008 € m	2009 € m	2008 € m
Short-term employee benefits(1)	6.4	7.1	5.3	5.9
Post-employment benefits(2)	1.1	1.3	0.8	1.0

Total	7.5	8.4	6.1	6.9

(1)

comprises (a) in the case of executive directors and the other senior executive officers: salary, bonus, profit share scheme benefits, medical insurance, benefit-in-kind arising from preferential loans and use of company car (or payment in lieu), and other short-term benefits, and (b) in the case of non-executive directors: directors’ fees. Figures for 2009 relate to (i) 5 executive directors (2008:4) (ii) in respect of Group, 6 other senior executive officers (2008:5) and in respect of Allied Irish Banks, p.l.c. 4 other senior executive officers (2008:3); and (iii) 11 non-executive directors (2008: 12), excluding Mr. R G Wilmers, fees in respect of whose service as a designated director of M&T Bank Corporation (“M&T”), amounting to € 27,147 (2008: € 36,196) were paid to M&T;

(2)	comprises (a) payments to defined benefit pension schemes, in accordance with actuarial advice, to provide post-retirement pensions from normal

Notes to the accounts

63 Related party transactions (continued)

retirement date in respect of (i) 5 executive directors (2008: 4); and (ii) in respect of Group, 7 other senior executive officers (2008:5) and in respect of Allied Irish Banks, p.l.c., 6 other senior executive officers (2008: 3); and (b) the payment of pensions to former directors or their dependants, granted on an ex gratia basis.

(f) Transactions with key management personnel

At 31 December 2009, deposit and other credit balances held by key management personnel amounted € 12.0 million (2008: €12.2 million).

Loans to the Key Management Personnel, including executive and non-executive directors and senior executive officers, are made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons of similar standing not connected with the Group, and do not involve more than the normal risk of collectability or present other unfavourable features. Loans to executive directors and senior executive officers are also made in the ordinary course of business, on terms available to other employees in the Group generally, in accordance with established policy, within limits set on a case by case basis.

Details of transactions with key management personnel, and connected parties where indicated, are as follows:

(i) Current directors

	2009
	Balance at 31 December 2008 € 000	Amounts advanced during 2009 € 000	Amounts repaid during 2009 € 000	Currency movements € 000	Balance at 31 December 2009 € 000
Kieran Crowley (including facilities to businesses in which Mr Crowley has an interest)
Loans	1,758	159	300	—	1,617
Overdraft/Credit card«	10	n/a	n/a	n/a	8

Total	1,768	n/a	n/a	n/a	1,625

Interest charged during 2009					59
Maximum debit balance during 2009					1,942

Colm Doherty
Loans	—	—	—	—	—
Overdraft/Credit card«	3	n/a	n/a	n/a	1

Total	3	n/a	n/a	n/a	1

Interest charged during 2009					—
Maximum debit balance during 2009					11

Stephen Kingon
Loans	—	41	3	—	38
Overdraft/Credit card«	13	n/a	n/a	n/a	14

Total	13	n/a	n/a	n/a	52

Interest charged during 2009					1
Maximum debit balance during 2009					55

Dan O’Connor
Loans	—	—	—	—	—
Overdraft/Credit card«	5	n/a	n/a	n/a	14

Total	5	n/a	n/a	n/a	14

Interest charged during 2009					—
Maximum debit balance during 2009					14

«

Amounts advanced and repaid are not shown for overdraft/credit card facilities as such facilities are revolving in nature (i.e. they may be drawn, repaid and redrawn up to their limit over the course of the year).

63 Related party transactions (continued)

	2009
	Balance at 31 December 2008 € 000	Amounts advanced during 2009 € 000	Amounts repaid during 2009 € 000	Currency movements € 000	Balance at 31 December 2009 € 000
Sean O’Driscoll
Loans	3,296	—	2,000	68	1,228	**
Overdraft/Credit card*	10	n/a	n/a	n/a	11

Total	3,306	n/a	n/a	n/a	1,239

Interest charged during 2009					61
Maximum debit balance during 2009					3,319

Dick Spring
Loans	8	—	8	—	—
Overdraft/Credit card*	—	n/a	n/a	n/a	19

Total	8	n/a	n/a	n/a	19

Interest charged during 2009					—
Maximum debit balance during 2009					27

Jennifer Winter
Loans	103	—	11	—	92
Overdraft/Credit card*	—	n/a	n/a	n/a	—

Total	103	n/a	n/a	n/a	92

Interest charged during 2009					2
Maximum debit balance during 2009					104

Declan Collier, Anne Maher, David Pritchard and Robert G. Wilmers had no facilities with the Group during 2009. (ii) Former Directors who were in office during the year:
Donal Forde
Loans	736	-	51	10	675
Overdraft/Credit card*	—	n/a	n/a	n/a	—

Total	736	n/a	n/a	n/a	675

Interest charged during 2009					28
Maximum debit balance during 2009					742

Dermot Gleeson
Loans	2,302	—	500	34	1,768
Overdraft/Credit card*	42	n/a	n/a	n/a	12

Total	2,344	n/a	n/a	n/a	1,780

Interest charged during 2009					60
Maximum debit balance during 2009					2,451

As at 31 December 2009, a guarantee entered into by Dermot Gleeson in favour of the Group amounted to € 0.2 million (2008: € 0.2 million).

*	Amounts advanced and repaid are not shown for overdraft/credit card facilities as such facilities are revolving in nature (may be drawn, repaid and redrawn up to their limit over the course of the year).
**	Sean O’Driscoll’s loan is a cash backed facility.

Notes to the accounts

63 Related party transactions (continued)

	2009
	Balance at 31 December 2008 € 000	Amounts advanced during 2009 € 000	Amounts repaid during 2009 € 000	Currency movements € 000	Balance at 31 December 2009 € 000
John O’Donnell
Loans	145	—	145	—	—
Overdraft/Credit card*	23	n/a	n/a	n/a	7

Total	168	n/a	n/a	n/a	7

Interest charged during 2009					1
Maximum debit balance during 2009					181

Eugene Sheehy
Loans	2,333	—	2,333	—	—
Overdraft/Credit card*	1	n/a	n/a	n/a	4

Total	2,334	n/a	n/a	n/a	4

Interest charged during 2009					74
Maximum debit balance during 2009					2,402

Michael J. Sullivan had no facilities with the Group during 2009. (iii) Senior Executive Officers (Aggregrate of 6 persons; 2008: 5):
Loans	4,307	—	284	19	4,042
Overdraft/Credit card*	49	n/a	n/a	n/a	26

Total	4,356	n/a	n/a	n/a	4,068

Interest charged during 2009					117
Maximum debit balance during 2009					4,498

(iv) Aggregate amounts outstanding at year-end:

	Loans, overdrafts/credit cards
	31 December 2009 €000	31 December 2008 €000
Directors (2009: 11 persons; 2008: 13)	5,508	10,793
Senior Executive Officers (2009: 6 persons; 2008: 5)	4,068	4,055

	9,576	14,848

As at 31 December 2009 guarantees entered into by one former director and three senior executive officers in favour of the Group amounted to € 1.3 million in aggregate (2008: € 1.3 million). No impairment charges or provisions have been recognised in respect of any of the above loans or facilities and all interest that has fallen due has been paid.

*	Amounts advanced and repaid are not shown for overdraft/credit card facilities as such facilities are revolving in nature (may be drawn, repaid and redrawn up to their limit over the course of the year).

63 Related party transactions (continued)

(g) Transactions with Irish Government(3)

The Irish Government, by virtue of the CIFS Scheme and the issue by AIB of € 3.5 billion preference shares to the NPRFC, is a related party to AIB. For further detail on these transactions please see note 55.

From time to time, AIB provides certain banking and financial services to the Irish Government in the normal course of business. AIB may also hold Government securities in both its trading and available for sale investment portfolios. The following table sets out the Group’s balances with the Irish Government by balance sheet caption.

	2009		2008
	Balance € m	Highest(4) balance held € m	Balance € m	Highest(4) balance held € m
Assets
Cash and balances at central banks	93	6,599	100	5,488
Derivative financial instruments	1	176	—	3
Loans and receivables to banks	5,138	5,572	2,512	3,112
Loans and receivables to customers	—	1,879	1	1,361
Financial investments available for sale	3,941	4,070	1,537	1,537

Total assets	9,173		4,150

	2009		2 008
	Balance € m	Highest(4) balance held € m	Balance € m	Highest(4) balance held € m
Liabilities
Deposits by banks	6,983	16,647	741	6,585
Customer accounts	306	406	323	401
Derivative financial instruments	—	111	3	3

Total liabilities	7,289		1,067

Interest and other amounts paid amounted to € 123 million (2008: € 58 million). Fees paid under the Irish Government guarantee scheme are set out in note 5. Interest and other receipts amounted to € 186 million (2008: € 51 million). Substantially all of the above balances relate to Allied Irish Banks, p.l.c..

(3)

Includes all departments of the Irish Government located in the State and embassies, consulates and other institutions of the Irish Government located outside the State. The Post Office Savings Banks (“POSB”) and the National Treasury Management Agency (“NTMA”) are included.

(4)

The highest balance during the period, together with the outstanding balance at the end of each period, is considered the most meaningful way of representing the amount of transactions that have occurred between the Group and the Irish Government.

(h) Indemnities

On 2 February 2004,AIB Capital Markets plc, a wholly-owned subsidiary, extended the terms of an indemnity previously given to certain former directors, officers and employees of Govett Investment Management Ltd. (“Govett”)—now “AIB Investment Management Limited”—to Mr. Michael Buckley, the former Group Chief Executive, and Mr. Colm Doherty, former Managing Director, AIB Capital Markets now Group Managing Director; Mr. Buckley is a former director of a split capital trust managed by Govett, and Mr. Doherty is a former director of Govett. The aggregate liability of AIB Capital Markets plc under the aforementioned indemnity is € 10 million.

The purpose of the indemnity is to protect the indemnified parties (or any of them) against any civil liability, loss and defence costs which they (or any of them) may suffer by reason of any claim made against them relating to certain split capital or highly leveraged trusts previously managed by Govett and which previously would have been covered by insurance.

Prior to July 2003, the Bank’s professional indemnity and directors’ and officers’ liability insurance provided cover in respect of the eventualities mentioned in the previous paragraph. However, on renewal of that insurance on 1 July 2003, and in line with a general change introduced by the insurance industry, exclusions were imposed that removed that cover. By virtue of the terms of the abovementioned indemnity, the indemnified parties now stand in the position they would have been in if those exclusions had not been imposed, except that the aggregate limit of liability under the indemnity is € 10 million rather than the higher amount previously provided by the insurance.

Allied Irish Banks, p.l.c. has indemnified the Directors of Allied Irish Banks Pensions Limited and AIB DC Pensions (Ireland) Limited, the trustees of the Group’s Republic of Ireland defined benefit pension scheme and defined contribution pension scheme, respectively, against any actions, claims or demands arising out of their actions as Directors of the trustee companies, other than by reason of wilful default. Ms.Anne Maher, a Director of the Company, was appointed a Director of the above-mentioned trustee companies with effect from 19 November 2007.

64 Commitments

Capital expenditure

Estimated outstanding commitments for capital expenditure not provided for in the accounts amounted to € 35 million (2008: € 91 million). For Allied Irish Banks, p.l.c. outstanding capital commitments amounted to € 25 million (2008: € 88 million). Capital expenditure authorised, but not yet contracted for, amounted to € 88 million (2008: € 154 million). For Allied Irish Banks, p.l.c. this amounted to € 71 million (2008: € 115 million).

Operating lease rentals

The total of future minimum lease payments under non-cancellable operating leases are set out below:

	Group		Allied Irish Banks, p.l.c.
	2009 € m	2008 € m	2009 € m	2008 € m
One year	119	109	72	70
One to two years	108	109	64	69
Two to three years	104	97	61	64
Three to four years	85	89	53	59
Four to five years	81	73	51	52
Over five years	659	644	206	216

Total	1,156	1,121	507	530

Following a programme of sale and leaseback transactions, the Group now holds a number of significant operating lease arrangements in respect of branches and the headquarter locations. AIB Group leases the Bankcentre campus in Ballsbridge, Dublin 4 under three separate lease arrangement and also has a leasehold interest in the ‘AIB International Centre’ located in Dublin’s International Financial Services Centre (“IFSC”).

The minimum lease terms remaining on the most significant leases vary from 2 years to 21 years. The average lease length outstanding until a break clause in the lease arrangements is approximately 12 years with the final contractual remaining terms ranging from 2 years to 38 years.

There are no contingent rents payable and all lease payments are at market rates.

The total of future minimum sublease payments expected to be received under non-cancellable subleases at the reporting date were € 8 million (2008: € 9 million). For Allied Irish Banks, p.l.c. this was € 3 million (2008: € 5 million).

Operating lease payments recognised as an expense for the period were € 107 million (2008: € 101 million). Sublease income amounted to € 1 million (2008: € 1 million). For Allied Irish Banks, p.l.c. operating lease payments recognised were €69 million (2008: €69 million). Sublease income for Allied Irish Banks, p.l.c. amounted to €1 million (2008: € 1 million). Included in the lease payments for Allied Irish Banks, p.l.c. is € 41 million (2008: € 42 million) paid to other Group subsidiaries. Future minimum lease payments due to subsidiaries of Allied Irish Banks, p.l.c. amount to € 280 million excluding VAT (2008: € 325 million excluding VAT) and are included in the total of € 507 million in 2009 (2008: € 530 million).

65 Employees

The average number of employees by division (excluding employees on career breaks, long term absences or any other unpaid leaves) were as follows;

	Years ended 31 December
	2009	2008	2007
AIB Bank ROI	7,284	7,746	8,950
Capital Markets	2,424	2,562	2,357
AIB Bank UK	2,507	2,689	2,880
Central & Eastern Europe	9,596	9,776	8,280
Group(1)	2,870	3,042	1,792

Total	24,681	25,815	24,259

(1)

Includes 2,283 (2008: 2,443; 2007: 1,291) in relation to Operations and Technology who support the business divisions (and whose costs are allocated to the divisions) and other head office departments.

66 Capital compliance

During the period the Group and all its licensed subsidiaries complied with externally imposed capital requirements.

67 Financial and other information

	2009	2008	2007
Operating ratios
Operating expenses/operating income(1)	44.8%	46.5%	51.8%
Other income/operating income(1)	23.7%	23.7%	29.8%
Net interest margin(2) :
Group	1.92%	2.21%	2.14%
Domestic	1.81%	2.23%	2.10%
Foreign	2.21%	2.16%	2.46%

Rates of exchange
€ /US$
Closing	1.4406	1.3917	1.4721
Average	1.3947	1.4707	1.3749
€ /Stg£
Closing	0.8881	0.9525	0.7334
Average	0.8908	0.7964	0.6861
€ /PLN
Closing	4.1045	4.1535	3.5935
Average	4.3269	3.5114	3.7792

(1)	Excludes gain on redemption of subordinated liabilities.
(2)	Net interest margin represents net interest income as a percentage of average interest earning assets.

	Assets		Liabilities
Currency information	2009 € m	2008 € m	2009 € m	2008 € m
Euro	104,363	108,828	103,952	96,445
Other	69,951	73,315	70,362	85,698

	174,314	182,143	174,314	182,143

Notes to the accounts

68 Average balance sheets and interest rates

The following table shows interest rates prevailing at 31 December 2009 together with average prevailing interest rates, gross yields, spreads and margins for the years ended 31 December 2009, 2008 and 2007.

	As at Dec. 31	Average interest rates for Years ended 31 December
	2009	2009	2008	2007
Interest rates	%	%	%	%

Ireland
AIB Group’s prime lending rate	1.00	1.48	3.77	4.60
European inter-bank offered rate
One month euro	0.45	0.45	3.88	4.08
Three month euro	0.70	0.72	4.20	4.28
United Kingdom
AIB Group’s base rate	0.50	0.65	4.68	5.51
London inter-bank offered rate
One month sterling	0.50	0.50	4.05	5.80
Three month sterling	0.65	0.63	4.58	5.95
Poland
One month zloty	3.57	3.48	6.22	4.53
United States
Prime rate	3.25	3.25	4.05	8.08

Gross yields, spreads and margins(1)
Gross yield(2)
Group		3.77	5.84	5.86
Domestic		3.19	5.54	5.56
Foreign		4.11	6.67	6.81
Interest rate spread(3)
Group		1.73	1.83	1.63
Domestic		1.17	1.64	1.58
Foreign		2.00	2.44	2.00

Average interest earning assets		2009 € m	2008 € m	2007 € m
Group		168,139	174,412	159,570
Domestic		120,424	123,469	112,232
Foreign		47,715	50,943	47,338

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

68 Average balance sheets and interest rates (continued)

The following tables show the average balances and interest rates of interest earning assets and interest bearing liabilities for the years ended 31 December 2009, 2008 and 2007. The calculation of average balances include daily and monthly averages for reporting units. The average balances used are considered to be representative of the operations of the Group.

	Year ended 31 December 2009			Year ended 31 December 2008			Year ended 31 December 2007
Assets	Average balance € m	Interest € m	Average rate %	Average balance € m	Interest € m	Average rate %	Average balance € m	Interest € m	Average rate %
Loans and receivables to customers(1)
Domestic offices	90,347	2,973	3.3	89,641	5,362	6.0	78,806	4,671	5.9
Foreign offices	38,117	1,636	4.3	43,449	3,012	6.9	39,840	2,860	7.2
Trading portfolio financial assets
Domestic offices	163	2	1.2	3,390	184	5.4	7,848	372	4.7
Foreign offices	190	11	5.8	508	16	3.0	1,005	21	2.1
Loans and receivables to banks
Domestic offices	5,044	69	1.4	8,357	316	3.8	9,276	422	4.5
Foreign offices	3,966	34	0.9	1,821	104	5.7	1,712	96	5.6
Financial investments available for sale
Domestic offices	24,870	796	3.2	22,081	999	4.5	16,302	774	4.7
Foreign offices	3,949	192	4.9	4,722	247	5.2	4,781	247	5.2
Financial investments held to maturity
Foreign offices	1,493	87	5.8	443	26	5.9	—	—	—

Average interest earning assets
Domestic offices	120,424	3,840	3.2	123,469	6,861	5.5	112,232	6,239	5.6
Foreign offices	47,715	1,960	4.1	50,943	3,405	6.7	47,338	3,224	6.8
Net interest on swaps		538			(46)			(106)

Total average interest earning assets	168,139	6,338	3.8	174,412	10,220	5.8	159,570	9,357	5.9
Non-interest earning assets	13,073			13,183			10,531

Total average assets	181,212	6,338	3.5	187,595	10,220	5.4	170,101	9,357	5.5

Percentage of assets applicable to foreign activities			30.1			30.5			30.4

(1)	Includes loans and receivables held for sale to NAMA.

Notes to the accounts

68 Average balance sheets and interest rates (continued)

	2009			2008			December 2007
Liabilities & shareholders’ equity	Average balance € m	Interest € m	Average rate %	Average balance € m	Interest € m	Average rate %	Average balance € m	Interest € m	Average rate %
Due to banks
Domestic offices	34,379	437	1.3	27,592	1,234	4.5	31,080	1,448	4.7
Foreign offices	4,947	64	1.3	3,576	146	4.1	2,682	137	5.1
Due to customers
Domestic offices	49,254	929	1.9	46,015	1,527	3.3	38,401	1,167	3.0
Foreign offices	27,385	623	2.3	30,569	1,332	4.3	27,060	1,199	4.4
Other debt issued
Domestic offices	21,610	589	2.7	25,578	1,092	4.3	24,161	1,069	4.4
Foreign offices	9,668	188	1.9	19,384	773	4.0	12,063	667	5.5
Subordinated liabilities
Domestic offices	3,783	248	6.6	4,206	197	4.7	3,772	195	5.2
Foreign offices	844	27	3.2	864	52	6.0	1,009	57	5.6

Average interest earning liabilities
Domestic offices	109,026	2,203	2.0	103,391	4,050	3.9	97,414	3,879	4.0
Foreign offices	42,844	902	2.1	54,393	2,303	4.2	42,814	2,060	4.8

Total average interest earning liabilities	151,870	3,105	2.0	157,784	6,353	4.0	140,228	5,939	4.2
Non-interest earning liabilities	19,501			20,871			21,117

Total average liabilities	171,371	3,105	1.8	178,655	6,353	3.5	161,345	5,939	3.7
Shareholders’ equity	9,841			8,940			8,756

Total average liabilities and shareholders’ equity	181,212	3,105	1.7	187,595	6,353	3.4	170,101	5,939	3.5

Percentage of liabilities applicable to foreign operations			27.0			33.9			31.5

68 Average balance sheets and interest rates (continued)

The following table allocates changes in net interest income between volume and rate for the year ended 31 December 2009 compared with the year ended 31 December 2008 and the year ended 31 December 2008 compared with the year ended 31 December 2007. Volume and rate variances have been calculated based on the movements in average balances over the period and changes in interest rates on average interest earning assets and average interest bearing liabilities respectively. Changes due to a combination of volume and rate are allocated ratably to volume and rate.

	December 2009 over December 2008			December 2008 over December 2007
	Increase/(decrease) due to changes in:
	Average Volume € m	Average Rate € m	Net Change € m	Average Volume € m	Average Rate € m	Net Change € m
INTEREST EARNING ASSETS
Trading portfolio financial assets
Domestic offices	(175)	(7)	(182)	(211)	23	(188)
Foreign offices	(10)	5	(5)	(10)	5	(5)
Loans and receivables to banks
Domestic offices	(124)	(123)	(247)	(42)	(64)	(106)
Foreign offices	122	(192)	(70)	6	2	8
Loans and receivables to customers(1)
Domestic offices	42	(2,431)	(2,389)	656	35	691
Foreign offices	(368)	(1,008)	(1,376)	273	(121)	152
Financial investments
Domestic offices	132	(335)	(203)	277	(52)	225
Foreign offices	(38)	(17)	(55)	—	—	—
Financial investments held to maturity
Foreign offices	62	(1)	61	20	6	26

Total interest income	(357)	(4,109)	(4,466)	969	(166)	803

INTEREST BEARING LIABILITIES
Due to banks
Domestic offices	305	(1,102)	(797)	(159)	(55)	(214)
Foreign offices	55	(137)	(82)	48	(39)	9
Due to customers
Domestic offices	107	(704)	(597)	234	126	360
Foreign offices	(137)	(573)	(710)	159	(26)	133
Other debt issued
Domestic offices	(171)	(332)	(503)	73	(50)	23
Foreign offices	(386)	(199)	(585)	413	(307)	106
Subordinated liabilities
Domestic offices	(20)	71	51	28	(26)	2
Foreign offices	(1)	(24)	(25)	(8)	3	(5)

Total interest expense	(248)	(3,000)	(3,248)	788	(374)	414

Net interest income
Domestic offices	(346)	(829)	(1,175)	504	(53)	451
Foreign offices	237	(280)	(43)	(323)	261	(62)

Net interest income (interest earning assets and interest bearing liabilities)	(109)	(1,109)	(1,218)	181	208	389

Net interest on swaps			584			60

Net interest income			(634)			449

(1)	Includes loans and receivables held for sale to NAMA.

Notes to the accounts

69 Non-adjusting events after the reporting period

Deferral of coupon payment on RCI

On 2 February 2010, AIB announced the deferral of the coupon payment on the RCIs (see note 52) which would otherwise have been paid on 28 February 2010. Further information is contained in note 55 (vi).

Capital Exchange

On 1 March 2010, the Board approved the exchange of existing lower tier 2 securities for new, higher yielding lower tier 2 securities.

This involves the redemption of securities at a discount to their nominal value or issue price, but at a premium to their trading range.

70 Dividends

No final dividend will be paid in respect of the year ended 31 December 2009.

71 Additional parent company information on risk

Maximum exposure to credit risk

	2009			2008
	Amortised cost € m	Fair value € m	Total € m	Amortised cost € m	Fair value € m	Total € m
Balances at central banks(1)	2,069	—	2,069	1,082	—	1,082
Items in course of collection	127	—	127	151	—	151
Financial assets held for sale to NAMA	15,866	125	15,991	—	—	—
Trading portfolio financial assets(2)	—	116	116	—	161	161
Derivative financial instruments(3)	—	5,465	5,465	—	6,654	6,654
Loans and receivables to banks(4)	58,816	—	58,816	47,113	—	47,113
Loans and receivables to customers(5)	67,928	—	67,928	88,873	—	88,873
Financial investments available for sale(6)	—	22,091	22,091	—	25,808	25,808
Other assets:
Sale of securities awaiting settlement	28	—	28	132	—	132
Trade receivables	19	—	19	28	—	28
Accrued interest(7)	762	—	762	1,056	—	1,056

	145,615	27,797	173,412	138,435	32,623	171,058
Financial guarantees	5,980	—	5,980	7,089	—	7,089
Loan commitments and other credit related commitments	13,203	—	13,203	14,706	—	14,706
	19,183	—	19,183	21,795	—	21,795

Maximum exposure to credit risk	164,798	27,797	192,595	160,230	32,623	192,853

(1)	Included within cash and balances at central banks of € 2,589 million (2008: € 1,651 million).
(2)	Excluding equity shares of € 4 million (2008: € 10 million).
(3)	Exposures to subsidiary undertakings of € 350 million (2008: € 556 million) have been included.
(4)	Exposures to subsidiary undertakings of € 50,389 million (2008: € 41,493 million) have been included.
(5)	Exposures to subsidiary undertakings of € 15,613 million (2008: € 13,758 million) have been included.
(6)	Excluding equity shares of € 87 million (2008: € 64 million).
(7)	Exposures to subsidiary undertakings of € 393 million (2008: € 373 million) have been included.

71 Additional parent company information on risk (continued)

The information contained in this note relates only to third party exposures arising within Allied Irish Banks, p.l.c.

Loans and receivables to customers (excluding loans and receivables held for sale to NAMA)

By geographic location and industry sector

	2009
	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	2,005	43	—	3	—	2,051
Energy	510	292	—	435	23	1,260
Manufacturing	2,094	596	—	161	207	3,058
Construction and property	13,571	1,301	—	933	441	16,246
Distribution	8,122	843	—	162	66	9,193
Transport	951	510	—	69	44	1,574
Financial	1,354	374	—	54	22	1,804
Other services	4,286	985	—	698	213	6,182
Personal
- Home mortgages	6,748	—	—	—	90	6,838
- Other	6,242	—	—	—	—	6,242
Lease financing	—	10	—	—	—	10

	45,883	4,954	—	2,515	1,106	54,458
Unearned income	(119)	(21)	—	(8)	(3)	(151)
Provisions	(1,835)	(118)	—	(8)	(31)	(1,992)

Total Allied Irish Banks, p.l.c.	43,929	4,815	—	2,499	1,072	52,315 (1)

	2008
	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	2,204	57	—	6	—	2,267
Energy	523	360	—	614	25	1,522
Manufacturing	2,595	823	—	260	401	4,079
Construction and property	32,133	1,349	—	1,063	474	35,019
Distribution	8,505	859	—	209	81	9,654
Transport	969	484	—	76	30	1,559
Financial	1,456	471	—	146	25	2,098
Other services	4,706	1,164	—	977	230	7,077
Personal
- Home mortgages	6,249	—	—	—	97	6,346
- Other	7,357	—	—	—	—	7,357
Lease financing	—	22	—	—	—	22

	66,697	5,589	—	3,351	1,363	77,000
Unearned income	(157)	(32)	—	(13)	(5)	(207)
Provisions	(1,575)	(82)	—	(12)	(9)	(1,678)

Total Allied Irish Banks, p.l.c.	64,965	5,475	—	3,326	1,349	75,115 (1)

(1)	Excludes intercompany balances of €15,613 million (2008: €13,758 million).

Notes to the accounts

71 Additional parent company information on risk (continued)

Aged analysis of contractually past due but not impaired facilities (excluding loans and receivables held for sale to NAMA)

	2009
	1-30 days € m	31-60 days € m	61-90 days € m	91+ days € m	Total € m
Agriculture	122	31	13	12	178
Energy	2	5	—	1	8
Manufacturing	47	14	7	4	72
Construction and property	789	336	120	191	1,436
Distribution	231	143	59	50	483
Transport	31	15	2	6	54
Financial	10	4	—	—	14
Other services	198	54	17	35	304
Personal
- Home mortgages	94	53	11	21	179
- Credit cards	60	18	10	8	96
- Other	297	142	42	109	590

Total Allied Irish Banks, p.l.c.	1,881	815	281	437	3,414

As a percentage of total loans(1)	3.5%	1.5%	0.5%	0.8%	6.3%

	2008
	1-30 days € m	31-60 days € m	61-90 days € m	91+ days € m	Total € m
Agriculture	173	40	12	4	229
Energy	2	2	—	—	4
Manufacturing	46	6	10	1	63
Construction and property	3,451	874	522	52	4,899
Distribution	390	127	177	12	706
Transport	22	4	2	1	29
Financial	11	1	3	—	15
Other services	429	52	34	37	552
Personal
- Home mortgages	90	35	12	4	141
- Credit cards	53	17	10	7	87
- Other	548	134	42	19	743

Total Allied Irish Banks, p.l.c.	5,215	1,292	824	137	7,468

As a percentage of total loans(1)	6.8%	1.7%	1.1%	0.2%	9.7%

(1)	Total loans relate to loans and receivables to customers (excluding intercompany) and are gross of provisions and unearned income.

71 Additional parent company information on risk (continued)

Impaired loans by geographic location and industry sector (excluding loans and receivables held for sale to NAMA)

	2009
	Republic of Ireland	United Kingdom	Poland	United States of America	Rest of the world	Total
	€ m	€ m	€ m	€ m	€ m	€ m
Agriculture	105	—	—	—	—	105
Energy	6	—	—	—	—	6
Manufacturing	91	14	—	11	19	135
Construction and property	2,194	50	—	8	—	2,252
Distribution	838	34	—	—	7	879
Transport	33	—	—	—	—	33
Financial	71	66	—	—	—	137
Other services	193	23	—	23	—	239
Personal
- Home mortgages	103	—	—	—	42	145
- Other	555	—	—	—	—	555

Total Allied Irish Banks, p.l.c	4,189	187	—	42	68	4,486

	2008
	Republic of Ireland	United Kingdom	Poland	United States of America	Rest of the world	Total
	€ m	€ m	€ m	€ m	€ m	€ m
Agriculture	46	—	—	—	—	46
Energy	3	—	—	32	—	35
Manufacturing	59	—	—	17	—	76
Construction and property	1,142	109	—	12	—	1,263
Distribution	143	43	—	—	—	186
Transport	10	—	—	—	—	10
Financial	17	—	—	—	—	17
Other services	64	15	—	—	—	79
Personal
- Home mortgages	29	—	—	—	19	48
- Other	257	—	—	—	—	257

Total Allied Irish Banks, p.l.c.	1,770	167	—	61	19	2,017

Notes to the accounts

71 Additional parent company information on risk (continued)

Provision for impairment of loans and receivables by geographic location and industry sector (excluding loans and receivables held for sale to NAMA)

	2009
	Republic of Ireland	United Kingdom	Poland	United States of America	Rest of the world	Total
	€ m	€ m	€ m	€ m	€ m	€ m
Agriculture	44	—	—	—	—	44
Energy	3	—	—	—	—	3
Manufacturing	40	11	—	—	6	57
Construction and property	515	45	—	2	—	562
Distribution	281	22	—	—	5	308
Transport	19	—	—	—	—	19
Financial	46	23	—	—	—	69
Other services	84	17	—	4	—	105
Personal
- Home mortgages	37	—	—	—	13	50
- Other	301	—	—	—	—	301

Specific	1,370	118	—	6	24	1,518
IBNR	465	—	—	2	7	474

Total Allied Irish Banks, p.l.c.	1,835	118	—	8	31	1,992

	2008
	Republic of Ireland	United Kingdom	Poland	United States of America	Rest of the world	Total
	€ m	€ m	€ m	€ m	€ m	€ m
Agriculture	19	—	—	—	—	19
Energy	2	—	—	4	—	6
Manufacturing	25	—	—	4	—	29
Construction and property	394	57	—	4	—	455
Distribution	55	18	—	—	—	73
Transport	8	—	—	—	—	8
Financial	9	—	—	—	—	9
Other services	34	7	—	—	—	41
Personal
- Home mortgages	10	—	—	—	7	17
- Other	136	—	—	—	—	136

Specific	692	82	—	12	7	793
IBNR	882	—	—	1	2	885

Total Allied Irish Banks, p.l.c.	1,574	82	—	13	9	1,678

71 Additional parent company information on risk (continued)

Loans and receivables held for sale to NAMA

By geographic location and industry sector

	2009
	Republic of Ireland	United Kingdom	Poland	United States of America	Rest of the world	Total
	€ m	€ m	€ m	€ m	€ m	€ m
Agriculture	24	—	—	—	—	24
Energy	64	—	—	—	—	64
Manufacturing	37	—	—	—	—	37
Construction and property	18,031	428	—	29	—	18,488
Distribution	602	—	—	—	—	602
Transport	19	—	—	—	—	19
Financial	16	—	—	—	—	16
Other services	200	—	—	—	—	200
Personal
- Home mortgages	21	—	—	—	—	21
- Other	286	—	—	—	—	286

	19,300	428	—	29	—	19,757
Provisions	(3,930)	—	—	—	—	(3,930)

Total Allied Irish Banks, p.l.c.	15,370	428	—	29	—	15,827

Aged analysis of contractually past due but not impaired facilities held for sale to NAMA

	2009
	1-30 days	31-60 days	61-90 days	91+ days	Total
	€ m	€ m	€ m	€ m	€ m
Agriculture	—	1	—	1	2
Construction and property	988	278	160	268	1,694
Distribution	12	9	—	9	30
Financial	12	—	—	1	13
Other services	4	3	—	7	14
Personal
- Home mortgages	1	—	1	—	2
- Other	19	10	3	12	44

Total Allied Irish Banks, p.l.c.	1,036	301	164	298	1,799

As a percentage of total loans(1)	5.3%	1.5%	0.8%	1.5%	9.1%

(1)	Total loans relate to loans and receivables held for sale to NAMA and are gross of provisions and unearned income.

Notes to the accounts

71 Additional parent company information on risk (continued)

Impaired loans held for sale to NAMA by geographic location and industry sector

	2009
	Republic of Ireland	United Kingdom	Poland	United States of America	Rest of the world	Total
	€ m	€ m	€ m	€ m	€ m	€ m
Agriculture	15	—	—	—	—	15
Energy	23	—	—	—	—	23
Manufacturing	10	—	—	—	—	10
Construction and property	9,684	—	—	—	—	9,684
Distribution	228	—	—	—	—	228
Financial	1	—	—	—	—	1
Other services	33	—	—	—	—	33
Personal
- Home mortgages	7	—	—	—	—	7
- Other	103	—	—	—	—	103

Total Allied Irish Banks, p.l.c.	10,104	—	—	—	—	10,104

Provision for impairment of loans and receivables held for sale to NAMA by geographic location and industry sector

	2009
	Republic of Ireland	United Kingdom	Poland	United States of America	Rest of the world	Total
	€ m	€ m	€ m	€ m	€ m	€ m
Agriculture	5	—	—	—	—	5
Energy	8	—	—	—	—	8
Manufacturing	3	—	—	—	—	3
Construction and property	3,245	—	—	—	—	3,245
Distribution	79	—	—	—	—	79
Financial	—	—	—	—	—	—
Other services	11	—	—	—	—	11
Personal
- Home mortgages	3	—	—	—	—	3
- Other	35	—	—	—	—	35

Specific	3,389	—	—	—	—	3,389
IBNR	541	—	—	—	—	541

Total provision Allied Irish Banks, p.l.c.	3,930	—	—	—	—	3,930

71 Additional parent company information on risk (continued)

Market risk profile of Allied Irish Banks, p.l.c.

	VaR (MTM portfolio)		VaR (Other portfolios)		Total VaR
	2009	2008	2009	2008	2009	2008
	€ m	€ m	€ m	€ m	€ m	€ m
Interest rate risk
1 month holding period:
Average	13.5	15.4	52.3	49.0	50.2	58.1
High	22.1	24.2	75.6	82.4	77.5	83.2
Low	9.4	8.6	37.6	24.3	32.4	32.3
31 December	10.0	24.2	40.8	80.3	36.4	83.2

1 day holding period:
Average	2.9	3.3	11.2	10.5	10.7	12.4
High	4.7	5.2	16.1	17.6	16.5	17.7
Low	2.0	1.8	8.0	5.2	6.9	6.9
31 December	2.1	5.2	8.7	17.1	7.8	17.7

	Equity risk		Foreign exchange rate risk-trading
	VaR (MTM portfolio)		VaR (MTM portfolio)
	2009	2008	2009	2008
	€ m	€ m	€ m	€ m
1 month holding period:
Average	5.0	5.9	1.3	1.2
High	9.8	12.6	2.0	4.6
Low	2.5	2.3	0.4	0.5
31 December	7.7	5.4	1.3	0.8

1 day holding period:
Average	1.1	1.3	0.3	0.3
High	2.1	2.7	0.4	1.0
Low	0.5	0.5	0.1	0.1
31 December	1.7	1.1	0.3	0.2

72 Approval of accounts

The accounts were approved by the Board of Directors on 1 March 2010.

Statement of Directors’ Responsibilities in relation to the Accounts

The following statement, which should be read in conjunction with the statement of auditors’ responsibilities set out within their audit report, is made with a view to distinguishing for shareholders the respective responsibilities of the directors and of the auditor in relation to the accounts.

The directors are responsible for preparing the Annual Financial Report and the Group and parent company accounts, in accordance with applicable law and regulations.

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

Responsibility statement in accordance with the Transparency Regulations

Each of us confirms, that, to the best of his knowledge:

•

the Group and parent company financial statements, prepared in accordance with IFRS as issued by the IASB and subsequently adopted by the EU, give a true and fair view of the assets, liabilities, financial position of the Group as a whole and the loss of the Group as a whole for the year ended 31 December 2009; and

•

the Directors’ Report and the Financial Review and Risk Management sections, contained in the Annual Financial Report include a fair review of the development and performance of the business and the position of the Group as a whole, together with a description of the principal risks and uncertainties faced by the Group.

On behalf of the Board

Dan O’Connor	Colm Doherty
Executive Chairman	Group Managing Director

Report of Independent Registered Public Accounting Firm - Consolidated Financial Statements

To the Members and Board of Directors of Allied Irish Banks, p.l.c.

We have audited the accompanying consolidated statement of financial position of Allied Irish Banks, p.l.c. and subsidiaries as of 31 December 2009 and 2008, and the related consolidated statements of income, consolidated statement of changes in equity, consolidated statement of comprehensive income and consolidated statement of cash flows for each of the years in the three-year period ended 31 December 2009 and related notes to the consolidated financial statements. We have also audited the sections identified as ‘forming an integral part of the audited financial statements’ on pages 51, 54 to 56, 62, 71 to 74, 77, 92 and 95 to 97 in this Form 20F. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Allied Irish Banks p.l.c. and subsidiaries as of 31 December 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended 31 December 2009, in conformity with International Financial Reporting Standards as issued by the IASB and subsequently adopted by the EU.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Allied Irish Bank p.l.c.’s internal control over financial reporting as of 31 December 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated 8 March 2010 expressed an unqualified opinion on the effectiveness of Allied Irish Bank p.l.c.’s internal control over financial reporting.

Chartered Accountants

Dublin, Ireland

8 March 2010

Report of Independent Registered Public Accounting Firm - Internal Control over Financial Reporting

To the Members and Board of Directors of Allied Irish Banks, p.l.c.

We have audited Allied Irish Banks, p.l.c.’s internal control over financial reporting as of 31 December 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Allied Irish Banks, p.l.c.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in item 15(b) in the Company’s 2009 Form 20-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Allied Irish Banks, p.l.c. maintained, in all material respects, effective internal control over financial reporting as of 31 December 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Allied Irish Banks p.l.c. and subsidiaries as of 31 December 2009 and 2008, and the related consolidated statement of income, consolidated statements of changes in equity, consolidated statements of cash flows, consolidated statement of comprehensive income and the related notes to the financial statements, for each of the years in the three-year period ended 31 December 2009, and our report dated 8 March 2010 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants

Dublin, Ireland

8 March 2010

Additional information

Additional information

Schedule to Report of the Directors

Information required to be contained in the Directors’ Annual Report by the European Communities (Takeover Bids (Directive 2004/25/EC)) Regulations 2006

As required by these Regulations, the information contained below represents the position as of 31 December 2009.

Capital Structure

The authorised share capital of the Company is € 884,200,000 divided into € 1,860,000,000 Ordinary Shares of € 0.32 each (‘the Ordinary Shares’), 200,000,000 Non-Cumulative Preference Shares of € 1.27 each (“Euro Preference Shares”), 3,500,000,000 2009 Non-Cumulative Preference Shares of € 0.01 each (“2009 Preference Shares”), US$ 500,000,000 divided into 20,000,000 Non-Cumulative Preference Shares of US$ 25 each (‘Dollar Preference Shares’), Stg£ 200,000,000 divided into 200,000,000 Non- Cumulative Preference Shares of Stg£ 1 each (“Sterling Preference Shares”) and Yen 35,000,000,000, divided into 200,000,000 Non-Cumulative Preference Shares of Yen 175 each (“Yen Preference Shares”). The issued share capital of the company is 918,435,570 Ordinary Shares and 35,000,000,000 2009 Preference Shares.

For so long as the National Pensions Reserve Fund Commission (“NPRFC” ) holds 2009 Preference Shares or 2009 Warrants, subject to certain exceptions, the consent of the Minster will be required for the passing of certain share capital resolutions of the Company, being resolutions relating to: (i) an increase in the authorised share capital; (ii) a re-issue of Treasury Shares; (iii) the issue of any shares; or (iv) the redemption, consolidation, conversion or sub-division of the share capital. The exceptions referred to above include any issue of shares made for the purposes of redeeming or purchasing the 2009 Preference Shares and an issue of shares made in circumstances that would require an anti-dilution adjustment to be made to the number of 2009 Warrants held by the NPRFC.

Rights and Obligations of Each Class of Share

The Rights and Obligations of the Ordinary Shares and 2009 Preference Shares are contained in a summary of the Memorandum and Articles of Association of the Company on pages 294 to 299.

Percentage of Total Share Capital Represented by Each Class of Share

The Ordinary Shares represent 35% of the authorised share capital and 89% of the issued share capital of the Company. The Preference Shares represent 65% of the authorised share capital and 11% of the issued share capital of the Company.

Restrictions on the Transfer of Shares

Save as set out below there are no limitations in Irish law on the holding of the Ordinary Shares and there is no requirement to obtain the approval of the Company, or of other holders of the Ordinary Shares, for a transfer of Ordinary shares.

(a)	The Ordinary Shares are, in general, freely transferable but the Directors may decline to register a transfer of Ordinary Shares upon notice to the transferee, within two months after the lodgement of a transfer with the Company, in the following cases: -

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

•	The rights attaching to Ordinary Shares remain with the transferor until the name of the transferee has been entered on the Register of Members of the Company.

(b)	2009 Preference Shares are freely transferable provided that the minimum number of 2009 Preference Shares transferred to any one person is not less then 50,000.

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

•	A person is disqualified from being a Director, and their office as a Director ipso facto vacated, in any of the following circumstances:

•	If at any time the person has been adjudged bankrupt or has made any arrangement or composition with his or her creditors generally;

•	if found to be mentally disordered in accordance with law;

•	if the person be prohibited or restricted by law from being a Director;

•

if, without prior leave of the Directors, he or she be absent from meetings of the Directors for six successive months (without an alternate attending) and the Directors resolve that his or her office be vacated on that account;

•	if, unless the Directors or a court otherwise determine, he or she be convicted of an indictable offence;

Additional information

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

•	See note 55 regarding the power of the Minister for Finance to nominate three non executive directors.

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

Pursuant to resolution of the shareholders, in accordance with the provisions of the Companies Acts, the Directors are unconditionally authorised until 12 May 2014 to exercise all the powers of the Company to allot relevant securities up to the following nominal amounts: € 218,557,672 for Ordinary Shares of € 0.32 each, € 35,000,000 for 2009 Preference Shares of € 0.01 each, € 254,000,000 for Euro Non-Cumulative Preference Shares of € 1.27 each, US$ 500,000,000 for US$ Preference Shares of US$ 25.00 each, Stg£ 200,000,000 for Sterling Non-Cumulative Preference Shares of £1.00 each and YEN 35,000,000,000 for YEN Non-Cumulative Preference Shares of YEN 175 each. By such authority, the Directors may make offers or agreements which would, or might, require the allotment of such securities after 12 May 2014.

Until the earlier of the date of the Annual General Meeting in 2010, or 12 August 2010, the Directors may allot Ordinary Shares, wholly for cash up to an aggregate nominal amount of € 14,694,969.12 million (approximately 45.9 million Ordinary Shares being approximately 5% of the issued Ordinary Shares).

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

Objects and Registration Details

Allied Irish Banks. p.l.c. (“AIB”) is a public limited company that was incorporated as a limited company in 1966 and was subsequently re-registered as a public limited company in 1985. Objects and purposes are set out in its Memorandum of Association. The principal objects of AIB are to carry on the business of banking in all or any of its branches and departments and to undertake all manner of financial services.

Directors

Any Director who is in any way, whether directly or indirectly, interested in a contract or arrangement with AIB must declare his/her interest at a meeting of the Directors at which the question of entering into such contract/arrangement first arises, if his interest then exists, or in any other case at the first meeting of the Directors after he becomes so interested. The Articles of Association also require that a Director may not vote in respect of any such contract or arrangement or any other proposal whatsoever in which he has a material interest. Interests in shares or debentures or other securities of, or otherwise in or through, AIB are disregarded for the purpose. This prohibition on voting is disapplied in respect of resolutions concerning the following matters (amongst others):

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

The remuneration of the Directors is determined from time to time by AIB in General Meeting. Any Director while holding the office of Chairman or Deputy Chairman is entitled to such additional remuneration as may be determined from time to time by the Directors. Remuneration granted may be by way of fees, salary, commission, participation in profits, or all or any of such modes, or by such other mode as AIB may from time to time consider appropriate. All remuneration fixed or granted accrues from day to day. Any Director who serves on any Committee or devotes special attention to the business of the Company or who otherwise performs services which in the opinion of the Directors are outside the scope of the ordinary duties of a Director may be paid such extra remuneration by way of salary, commission, participation in profits or otherwise as the Directors may determine. A Director holding an executive office shall receive such remuneration, whether in addition to or in substitution for his ordinary remuneration as a Director and whether by way of salary, commission, participation in profits or otherwise or partly in one way and partly in another, as the Directors may determine.

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

Rights and Restrictions Attaching to Shares

The share capital of AIB is divided into 1,860,000,000 Ordinary Shares of € 0.32 each, 200,000,000 Non-Cumulative Preference Shares of € 1.27 each (“Euro Preference Shares”) and 3,500,000,000 2009 Non-Cumulative Preference Shares of € 0.01 each (“2009 Preference Shares”) 20,000,000 Non-Cumulative Preference Shares of US$ 25 each (‘Dollar Preference Shares’), 200,000,000 Non-Cumulative Preference Shares of Stg£ 1 each (“Sterling Preference Shares”), and 200,000,000 Non-Cumulative Preference Shares of Yen 175 each (“Yen Preference Shares”). Unless otherwise determined by the Directors in relation to any particular preference shares prior to allotment, preference shares are redeemable at the option of AIB.

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

Rights and Obligations of 2009 Preference Shares

The following rights attach to the 2009 Preference Shares:

•

The right to receive a non-cumulative cash dividend at a fixed rate of 8% of the subscription price per annum payable annually, at the discretion of the Directors, in arrears on each anniversary of the date of the issue of the shares.

•	The right to receive this dividend ranks

(a) pari passu with other shares constituting Core Tier 1 Capital (excluding the Ordinary Shares);

(b) junior to certain other preferred securities; and

(c) in priority to the Ordinary Shares.

•

In the event that a dividend on a 2009 Preference Shares is not paid in cash, the right to receive a bonus issue of Ordinary Shares (“Bonus Shares”) calculated by dividing the amount of the unpaid dividend by the average price of an Ordinary Share over the 30 days prior to the dividend payment date.

•

Where the issue of Bonus Shares is deferred, voting rights at general meetings of the Company equivalent to the voting rights that would have attached to the Bonus Shares if they had been issued on the relevant dividend payment date (“Provisional Voting Rights”), provided:

(a)	these shall not be exercisable against any Directors’ resolution for the issue of Core Tier 1 Securities to redeem or purchase all or any of the 2009 Preference Shares; or

(b)	on any resolution on any action by the Company in relation to “Preferred Securities” as defined in the Memorandum and Articles of Association.

Additional information

•

The Right to receive copies of the circulars to shareholders but not to attend, speak, vote at general meetings save while held by a Government Body and then only in the following circumstances and the following manner:

(a) on a resolution seeking approval for a change of control of the Company or a sale of all or substantially all of its business; and

(b) on a resolution to appoint, re-appoint or remove directors

•

On either of the foregoing resolutions (and while held by Government Body) the right to cast a number of votes equal to 25% of all votes capable of being cast by shareholders (including the 2009 Preference Shareholder) on a poll at a general meeting of the Company.

•

In a winding up of the Company or a return of capital by the Company (other than a redemption or purchase of shares) the right to receive a repayment of the capital (including premium) paid up, rank as follows:

(a) pari passu with the repayment of the paid up nominal value on Ordinary Shares;

(b) in priority to the payment of the paid up nominal value on Ordinary Shares; and

(c) junior to the repayment of capital on all other classes of shares that rank ahead of the Ordinary Shares.

•	The right while held by a Government Body to appoint directly 25 per cent of the directors of the Company.

Redemption of 2009 Preference Shares

•	will not be redeemable at the option of the holder.

•

may be redeemed or purchased , in whole or in part, at any time subject to the consent of Financial Regulator and that the redemption or purchase is made up of distributable profit and/or the proceeds of an issue of shares constituting Core Tier 1 Capital.

•

redemption price for the first five years shall be € 1.00, being the subscription price including premium of each 2009 Preference Share. Thereafter, the redemption price of each 2009 Preference Share will be € 1.25, including premium.

•	shall be required to redeem all of the 2009 Preference Shares if there are less than 35,000,000 2009 Preference Shares in issue, subject to the Financial Regulators consent.

•	may redeem or purchase 2009 Preference Shares which are held by a Government Entity without being required to redeem or purchase any 2009 Preference Shares held by another person.

•	On redemption or purchase of 2009 Preference Shares, the Company will be required to issue any outstanding Bonus Shares.

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

The holders of Dollar Preference Shares, Euro Preference Shares, Sterling Preference Shares and Yen Preference Shares are entitled to a non-cumulative preferential dividend which is calculated at such annual rate (whether fixed or variable) and payable on such dates and on such other terms and conditions as may be determined by the Directors prior to the allotment thereof. If so determined by the Directors prior to the issue of any such preference shares, instalments in respect of dividends may not be payable in cash if, in the judgement of the Directors, after consultation with the Financial Regulator, the payment would breach or cause a breach of the applicable capital adequacy requirements. If such a payment is not made for such a reason or where there are insufficient distributable income and reserves to enable such a payment to be made, then additional preference shares of the same class may be issued in lieu of such payment (subject to the provisions of the Articles).

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

All business is deemed special that is transacted at an Extraordinary General Meeting. All business that is transacted at an Annual General Meeting is also deemed special with the exception of declaring a dividend, receiving the accounts, statements of financial position and reports of the Directors and Auditors, electing Directors in the place of those retiring, voting additional remuneration for the Directors, appointing Auditors and fixing of the remuneration of the Auditors.

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

Holders of the Dollar Preference Shares, the Euro Preference Shares, the Sterling Preference Shares and the Yen Preference Shares are entitled to receive notice of and attend any General Meeting but otherwise, subject to certain exceptions, shall not be entitled to speak or vote at such meetings. However, if the most recent preference dividend instalment on a class of preference shares has not been paid at the date of such a meeting, the holders of that class of preference shares shall be entitled to so speak and vote at such a meeting. The exceptions are resolutions relating to a winding up of the Company or a resolution varying, altering or abrogating any of the rights, privileges, limitations or restrictions attached to a class of such preference shares.

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

Variation of Class Rights

The rights, privileges, limitations or restrictions attached to the 2009 Preference Shares, the Dollar Preference Shares, the Euro Preference Shares, the Sterling Preference Shares or the Yen Preference Shares (or in each case, any class thereof) may be varied, altered or abrogated, either whilst the Company is a going concern or during or in contemplation of a winding up, with the written consent of the holders of not less than 66 2/3% in nominal value of such class of shares or with the sanction of a resolution passed at a class meeting of holders of such classes of shares provided that the holders of not less than 66 2/3% in nominal value of such class of shares vote in favour of such resolution.

Article 5 (a) provides that whenever the capital of the Company is divided into different classes of shares, the special rights attached to any class may, subject to the provisions of the Irish Companies Acts 1963-2009 and subject as otherwise provided in the Articles be varied or abrogated, either whilst the Company is a going concern or during or in contemplation of a winding up, with the sanction of a Special Resolution passed at a Class Meeting of the holders of the shares of the class but not otherwise.

Convening of General Meetings

AIB must hold a General Meeting in each year as its Annual General Meeting in addition to any other meetings in that year and no more than fifteen months may elapse between the date of one Annual General Meeting and that of the next. The Annual General Meeting will be held at such time and place as the Directors determine. All General Meetings other than Annual General Meetings, are called Extraordinary General Meetings. The Directors may at any time call an Extraordinary General Meeting. Extraordinary General Meetings shall also be convened by the Directors on the requisition of members holding, at the date of the requisition, not

Additional information

less then one-tenth of the paid up capital carrying the right to vote at General Meetings and in default of the Directors within twenty one days, convening such a meeting to be held within two months, requisitions (or more then half of them) may but only within three months themselves convene a meeting.

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

Material Contracts

The following are all the contracts (not being contracts entered into in the ordinary course of business) that have been entered into by members of the AIB Group: (i) within two years immediately preceding the date of this documents which are, or may be, material to the Group; or (ii) at any time and contain the date of this document: obligations or entitlements which are, or may be, material to the Group as at the date of this document:

1.	The Credit Institutions (Financial Support) Scheme 2008 (“CIFS Scheme”) and the Acceptance Deeds

On 24 October 2008, the Company and its subsidiaries, AIB Group (UK) p.l.c., AIB Mortgage Bank, AIB Bank (CI) Limited and Allied Irish Banks North America Inc. each executed a guarantee acceptance deed in accordance with the terms of the CIFS Scheme, and were each specified as cover institutions in the Credit Institutions (Financial Support) (Specification of Institutions) Order 2008 (S.I. No. 416 of 2008).

2.	Arrangements in relation to The National Pensions Reserve Fund Commission (“NPRFC”)

(i)	Warrant Instrument

Pursuant to the terms of the Warrant Instrument between the Company and the NPRFC entered into on 13 May 2009, the Company agreed to issue 294,251,819 warrants to subscribe for Ordinary Shares to the NPRFC on the terms summarised below:

(a)	The 2009 Warrants represented 25 per cent. of the Ordinary Shares (excluding Treasury Shares) in issue on 13 May 2009 (being the date of completion of the NPRFC Investment) computed as if the 2009 Warrants were exercisable and have been exercised in full on that date.

(b)	Each of the Core Tranche Warrants (155,780,375 warrants) entitles the holder to subscribe for one Ordinary Share at a subscription price of € 0.975 per share and each of the Secondary Tranche Warrants (138,471,444 warrants) entitles the holder to subscribe for one Ordinary Share at a subscription price of € 0.375 per share.

(c)	The 2009 Warrants are exercisable in the period between 13 May 2014 and 13 May 2019, or earlier if a third party proposes to acquire control of the Company or ownership of all or substantially all of the Company’s business and assets.

(d)	While the Government Preference Shareholder holds Warrant Shares, the Voting Rights on those shares will be restricted to 50 per cent. of the voting rights attaching to such shares. If those Warrant Shares are transferred to any person other than a Government Entity, full voting rights will attach to those Warrant Shares.

(e)	On issue, each 2009 Warrant will entitle the holder to subscribe for one Ordinary Share. This ratio will be adjusted upon the occurrence of certain share capital-related events in order to adjust the number of Warrant Shares the subject of the 2009 Warrants to compensate, the NPRFC for the dilutive effects of such share capital-related events (for example, a bonus issue of shares, certain capital distributions, a consolidation or subdivision of shares and a rights issue of shares at an issue price above a prescribed discount to the market price). If an anti-dilution adjustment would otherwise result in the issue of Ordinary Shares under the Warrant Instrument at a discount to their nominal value, the shortfall between the exercise price and the nominal value of Ordinary Shares will be paid up from AIB’s undistributable reserves (including the share premium account) or, subject to there being no contravention of the rights of other Shareholders, from AIB’s distributable reserves.

(f)	The 2009 Warrants are not transferable, except to a Government Entity, without prior written consent of the Company and are not listed or quoted on any stock exchange.

(ii)	The Subscription Agreement

(a)	Pursuant to the terms of the Subscription Agreement between AIB, the Minster for Finance and the NPRFC dated 13 May 2009, AIB agreed to issue the 2009 Preference Shares and the 2009 Warrants to the NPRFC at an aggregate subscription price of € 3.5 billion.

(b)	AIB gave the NPRFC and the Minster certain warranties relating to the business and operation of the Group. These warranties are considered standard for this type of agreement and cover issues such as the Company’s issued share capital, accuracy and completeness of certain information, accuracy of audited financial statements, payment of taxes, possession of all material licences and absence of material litigation.

(c)	AIB provided various undertakings to the NPRFC and the Minster, including agreeing to commit to the Minster’s “Bank Customer Package”. This includes, inter alia, obligations on AIB to:

A.	increase lending capacity to small to medium-sized enterprises by 10 per cent. and provide an additional 30 per cent capacity for lending to first-time buyers during each quarter of the financial year compared to the corresponding quarter into each year commencing 1 January 2008;

B.	establish a € 100 million fund to support environmentally friendly investment and innovations in clean energy;

C.	comply with the Code of Conduct for Business Lending to Small and Medium Enterprises and the Code of Conduct for Mortgage Arrears published by the Financial Regulator

D.	makes every effort to avoid repossessions and, in any case, not commence court proceedings for the repossession of a principal private residence within 12 months of arrears appearing, where the customer maintains contact and co-operates reasonably with AIB;

E.	fund and co-operate with an “Independent Review of Credit Availability”; and

F.	work closely with the IDA Ireland, Enterprise Ireland and with other Irish state agencies to ensure the supply of appropriate finance to contractors engaged on major projects sponsored by those agencies AIB also agreed to submit a restructuring plan to the Minster, including an assessment of AIB’s business model’s viability and details of how AIB intends to repay the state aid provided. This restructuring plan, which was prepared by the Group, has now been submitted to the European Commission by the Government. In addition, AIB agreed to accept restrictions on the amount of remuneration Directors would receive.

AIB also agreed that, on request from the NPRFC, it would undertake all necessary acts in order to facilitate the placing, offering to the public or admission to listing of the 2009 Preference Shares or any Ordinary Shares acquired as a result of the 2009 Warrants or the 2009 Preference Shares.

Under the terms of the Subscription Agreement, AIB must consult with the Minister or his nominee prior to taking any material action which may be reasonable expected to have a public interest dimension.

(d)	On the 13 May 2009, the NPRFC paid to AIB € 3.5 billion (less an arrangement fee of € 30 million paid by AIB to the NPRFC) in respect of the issue to it of the 2009 Preference Shares and the 2009 Warrants

(e)	AIB undertook in the Subscription Agreement that application would be made in due course for the Warrant Shares and any Bonus Shares to be admitted to the Official Lists and to trading on the main markets for listed securities of the Irish Stock Exchange and the London Stock Exchange.

(f)	In addition to agreeing to allow the Government Entities to make use of any public offer prospectus issued by the Company for the purposes of placing such Ordinary Shares with investors, the Company also undertook to co-operate in the preparation and issue of a public offer prospectus where this is required for the purposes of an offering to the public, a placing or listing of the 2009 Preference Shares or any Ordinary Shares acquired as a result of holding 2009 Preference Shares or 2009 Warrants

3.	Bulgarian American Credit Bank Agreement

On 21 February 2008, Bulgarian-American Enterprise Fund (“BAEF”), the majority shareholder of Bulgarian American Credit Bank AD (“BACB”), entered into a purchase agreement under which BAEF agreed to sell to AIB 49.99 per cent. of the issued share capital of BACB, for the total consideration of approximately € 216.2 million.

Additional information

Reporting currency and exchange rates

AIB Group publishes consolidated financial statements in euro (€). In this Annual Financial Report, references to ‘US dollars’, ‘dollars’, ‘US$’, ‘cents’ or ‘¢’ are to United States currency, references to ‘EUR’, ‘euro’,‘€’ or ‘c’ are to euro currency, references to ‘sterling’ or ‘Stg£’ are to British currency, references to ‘zloty’, ‘PLN’ or ‘zl’ are to Polish currency and references to ‘Yen’ are to Japanese currency.

The following table shows, for the periods and dates indicated, certain information regarding the noon buying rate, expressed in US dollars per euro.

	Period	Average
	end(1)	rate(2)	High	Low
Year ended 31 December 2005	1.1842	1.2488	1.3476	1.1667
Year ended 31 December 2006	1.3197	1.2598	1.3327	1.1860
Year ended 31 December 2007	1.4603	1.3751	1.4862	1.2904
Year ended 31 December 2008	1.3919	1.4688	1.6010	1.2446
Year ended 31 December 2009	1.4332	1.3936	1.5100	1.2547

(1)	The noon buying rate at such dates differed from the rates used in the preparation of AIB Group’s consolidated financial statements, which were US$ 1.1797, US$ 1.3170, US$ 1.4721, US$ 1.3917 and US$ 1.4406 to € 1.00 at 31 December 2005, 2006, 2007, 2008 and 2009 respectively.

(2)	The average rate for each period is the average of the noon buying rates on the last day of each month during that period.

On 22 February 2010 the noon buying rate was € 1.00 = US$ 1.3618

The accounting policy in respect of the translation of gains and losses arising in foreign locations is set out on page 129. Details of the exchange rates used in the preparation of the consolidated financial statements are set out in note 67 of this report.

Offer and listing details

Trading market for Ordinary shares of AIB

At 31 December 2009, AIB had outstanding 918,435,570 ordinary shares of € 0.32 each, of which 35,680,114 were held as Treasury Shares (see note 51 to the consolidated financial statements). The principal trading markets for AIB ordinary shares are the Irish Stock Exchange and the London Stock Exchange. Listing of the ordinary shares, in the form of American Depositary Shares (“ADS”), was obtained on the New York Stock Exchange (“NYSE”) effective November 28, 1990. Each ADS, which comprises two ordinary shares, is traded under the symbol “AIB” and is evidenced by an American Depositary Receipt (“ADR”). The ADR depositary is The Bank of New York Mellon.

At 31 December 2009, a total of 86.1 million ADSs were outstanding, representing 19% of total outstanding ordinary shares held by 4,013 registered shareholders and an estimated 12,000 shareholder accounts in street names. Since certain of the ordinary shares and ADRs were held by brokers or other nominees, the number of recorded holders in the US may not be representative of the number of beneficial holders or of their country of residence.

The following table sets forth the high and low sales prices of the ordinary shares during the periods indicated, based on mid-market prices at close of business on the Irish Stock Exchange and the high and low sales prices for ADSs, as reported on the NYSE composite tape.

	€ 0.32 Ordinary		American
	shares		Depositary Shares(1)
	High	Low	High	Low
	(Euro)		(Dollars)
Year ended 31 December
2005	18.64	15.20	44.97	39.29
2006	23.00	16.75	61.42	43.27
2007	23.95	12.95	63.88	39.30
2008	15.98	1.65	47.14	4.59
2009	3.37	0.27	9.84	0.76

Calendar year
2008
First quarter	15.98	12.16	47.14	39.42
Second quarter	14.47	9.50	44.88	30.06
Third quarter	9.58	5.00	30.82	13.95
Fourth quarter	7.50	1.65	18.85	4.59

2009
First quarter	2.26	0.27	5.92	0.76
Second quarter	2.35	0.72	6.87	1.96
Third quarter	3.37	1.25	9.84	3.62
Fourth quarter	3.12	1.04	9.04	3.17

Month ended
September 2009	3.37	2.31	9.84	6.49
October 2009	3.12	1.85	9.04	5.53
November 2009	2.03	1.45	6.31	4.65
December 2009	1.59	1.04	4.85	3.17
January 2010	1.65	1.22	4.95	3.48
February 2010	1.23	0.98	3.58	2.72

(1)	An American Depositary Share represents two ordinary shares of € 0.32 each.

€ 3.5 billion of perpetual core tier 1 non cumulative preference shares (‘2009 Preference Shares’)

In May 2009 the Irish Government through the National Pensions Reserve Fund Commission purchased € 3.5 billion of perpetual core tier 1 non cumulative preference shares with warrants details of which are set out in note 55 (ii). The 2009 Preference Shares are not listed.

Additional information

American Depositary Receipts

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per ADS	• Any cash distribution to ADS registered holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders

$.02 (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

• Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

Fees incurred in Past Annual Period

From 1 January 2009 to 31 December 2009, the Company received from the depositary US$ 49,935 for NYSE listing fee.

Fees to be paid in the future

The Bank of New York Mellon, as depositary, has agreed to reimburse the Company for expenses they incur that are related to establishment and maintenance expenses of the ADS Program. The depositary has agreed to reimburse the Company for its annual stock exchange listing fees and the standard out-of-pocket maintenance costs for the ADRs. There are limits on the amount of expenses for which the depositary will reimburse the Company, but the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the depositary collects from investors.

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

Irish Dividend Withholding Tax (“DWT”) - General

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

Dividend Withholding Tax Unit, Collector General’s Division, Government Offices, Nenagh, Co.Tipperary, Ireland. Telephone: +353-67-63400. Facsimile: +353-67-33822.

Email: infodwt@revenue.ie.

Website: http://www.revenue.ie/en/tax/dwt/index.html

Taxation of Irish Resident Individual Shareholders:

Taxation of Dividends

(i)	Irish Income Tax and Dividend Withholding Tax Credit

Shareholders who are individuals are liable to Irish income tax at their marginal rate on the amount of the dividend before deduction of DWT, and the DWT is available either for offset against the income tax liability, or for repayment, where it exceeds the total income tax liability. Such shareholders will normally also be liable to the Health Contribution and the Income Levy (and PRSI contribution if regarded as ‘self-employed’).

(ii)	Back-up Withholding Tax

An Irish resident holder of ADSs is subject to US withholding tax at the rate of 15% with respect to dividends paid on ADSs or the proceeds of sale of ADSs.Unless the holder has provided to the withholding agent the applicable completed Form W-8 (‘Certificate of Foreign Status’) the dividends or the proceeds of sale of the ADSs may be subject to US back-up withholding tax which will increase the total withholding tax to 28%

Irish Capital Gains Tax

When shares are disposed of a capital gain may result if the sales proceeds less selling costs are greater than the base cost of the shares sold and allowable deductions, such as purchase cost. Capital gains tax is charged at 25% on the chargeable gain arising on disposals made on or after 8 April 2009 (at 22% in the period from 15 October 2008 and prior to this at 20%).

Stamp Duty

The Irish stamp duty implications of transactions in shares or ADSs are the same as for Eligible US Holders. See ‘Irish Stamp Duty’ in the ‘Taxation of Eligible US Holders’ section below.

Additional information

Taxation of a gift or an inheritance

Capital acquisitions tax (“CAT”), comprising gift tax and inheritance tax is charged in Ireland at 25%, on or after 8 April 2009 (at 22% in the period from 20 November 2008 and prior to this at 20%), where the value of the aggregate taxable gifts and inheritances received by an individual on or after 5 December 1991, exceeds the tax free threshold applicable. The tax free threshold applicable is determined by the relationship between the parties.

Taxation of Eligible US Holders:

An ‘Eligible US Holder’, for the purpose of this discussion, is a beneficial owner of ordinary shares or ADSs who is (a) a resident of the United States for the purposes of US federal income tax, (b) not a resident of Ireland for the purposes of Irish taxes and (c) not engaged in trade or business in Ireland through a permanent establishment, and (d) otherwise eligible for benefits under the TaxTreaty.

Eligible US Holders of ADSs will be treated as the owners, as appropriate, of the underlying ordinary shares for US federal income tax purposes and for the purposes of the Tax Treaty.

Irish Tax

(i)	Irish Income Tax

An Eligible US Holder is not liable to Irish income tax on dividends paid by AIB where the recipient is:

-	a person, other than a company, who is not ordinarily resident in Ireland in a year of assessment; or

-	a company that is not under the control (direct or indirect) of a person or persons who are Irish resident.

-	a company, the shares of which (or of its 75% parent or of a collection of companies which own 100% of that company) are substantially and regularly traded on a recognised stock exchange.

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

A Holder of ADSs (evidenced by ADRs) is exempt from Irish DWT, without the requirement to make a declaration, provided:

(a)	their address is located in the US

-	on the register of ADRs maintained by AIB’s ADR programme administrator, the Bank of New York Mellon, or

-	in the records of a further intermediary through which the dividend is paid; and

(b)	the Bank of New York Mellon or the intermediary concerned, as the case may be, satisfies certain conditions.

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

The deposit of AIB ordinary shares with the Depositary in exchange for ADSs or the surrender of the ADSs to the Depositary in return for ordinary shares where the deposit or surrender does not relate to a sale or contemplated sale or mortgage of such AIB ordinary shares, such as a conveyance or transfer as a result of which there is no change in beneficial interest, will generally not be chargeable to the 1% stamp duty.Where there is a deposit of ordinary shares with the Depositary in exchange for ADSs or the surrender of the ADSs to the Depositary in return for ordinary shares which is done as a conveyance on sale or in contemplation of sale, then stamp duty will be payable at the rate of 1% of the value of the shares.

(v)	Taxation of a gift or an inheritance

Capital acquisitions tax (“CAT”, comprising gift tax and inheritance tax) applies to gifts and bequests of Irish situate assets. CAT may also apply to non-Irish situate assets depending on the tax residence, ordinary residence and domicile positions of the donor and the successor or donee. As such, CAT applies to gifts and bequests of AIB ordinary shares. It is not entirely clear whether ADSs representing ordinary shares are regarded as non-Irish situate assets. As such, CAT may also apply to gifts and bequests of ADSs representing ordinary shares regardless of the residence, ordinary residence or domicile of the donor and successor or donee. For further details of CAT see ‘Taxation of Irish Shareholders – Taxation of a Gift or an Inheritance’.

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

Dividends paid by AIB with respect to ordinary shares or ADSs will be qualified dividend income for US tax purposes if AIB was not in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend was paid, a passive foreign investment company (“PFIC”). Based on our current and projected financial data, we believe AIB should not be treated as a PFIC for US federal income tax purposes with respect to tax years 2008 and 2009 and we do not anticipate that AIB would be treated as a PFIC for the 2010 year.

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

Subject to various limitations, Eligible US Holders who have Irish DWT applied to their dividend may be entitled to a credit against their US federal income tax liability. Under US tax law, the limitation on foreign taxes eligible for credit is calculated separately with respect to separate classes of income. Dividends paid by AIB are foreign source “passive category income” or “general category income” depending on the holder’s circumstances. In either case, foreign tax credits allowable with respect to each category of income cannot exceed the US federal income tax otherwise payable with respect to such category of income. No foreign tax credit is allowed to the extent a refund of DWT is available to the Eligible US holder.

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

Additional information

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

Exchange controls

Under Article 63 of the Treaty on the Functioning of the European Union, all restrictions on the movements of capital between member states of the European Union and between such member states and third countries are prohibited.

Under Article 66 of the Treaty where, in exceptional circumstances, movements of capital to or from third countries cause, or threaten to cause, serious difficulties for the operation of economic and monetary union, the Council of the European Union, on a proposal from the European Commission, and after consulting the European Central Bank, may take safeguard measures with regard to third countries for a period not exceeding six months if such measures are strictly necessary.

Under Article 75 of the Treaty, where is necessary to prevent and combat terrorism and related activities, the European Parliament and the Council, acting by means of regulations are to define a framework for administrative measures with regard to capital movements and payments, such as the freezing of funds, financial assets or economic gains belonging to, or owned or held by, natural or legal persons, groups or non-State entities.

There are no restrictions under AIB’s Articles of Association or under Irish law, as currently in force, that limit the right of nonresident or foreign owners, as such, to hold securities of AIB freely or, when entitled, to vote such securities freely. There are currently no restrictions under Irish law, decrees, or regulations affecting the remittance of dividends or other payments to nonresident holders of AIB securities except: (1) in respect of the making available, directly or indirectly, of “funds ”(defined as including dividends) to or for the benefit of: (a) any person, group or entity associated with the late Mr Slobodan Milosevic under EC Council Regulation No. 2488/2000 of 10 November 2001 (as amended); (b) certain persons and entities associated with Usama bin Laden, the Al-Qaida network and the Taliban of Afghanistan under EC Council Regulation No. 881/2002 of 27 May 2002 (as amended); (c) certain persons involved in governmental functions in Burma/Myanmar and persons or entities associated with them under EC Council Regulation No. 194/2008 of 25 February 2008 (as amended); (d) certain persons involved in the Government of Zimbabwe and persons or bodies associated with them, under EC Council Regulation No. 314/2004 of 19 February 2004 (as amended); (e) any person, group or entity associated with the late former President Sadam Hussain, senior officials of his regime, immediate members of their families and persons, bodies or entities owned or controlled directly or indirectly by those persons, or by any person acting on their behalf or at their direction, and (in respect of funds located outside Iraq on or after 22 May 2003) the previous Government of Iraq, or any of the bodies, corporations or agencies identified under EC Council Regulation No. 1210/2003 of 7 July 2003 (as amended); (f) former Liberian President Charles Taylor and the members of his family and other persons and entities identified in EC Council Regulation No. 872/2004 of 29 April 2004 (as amended); (g) certain persons acting in violation of the arms embargo with regard to the Democratic Republic of the Congo identified under EC Council Regulation No. 1183/2005 of 18 July 2005 (as amended); (h) certain persons indicted by the International Criminal Tribunal for the former Yugoslavia identified under EC Council Regulation No. 1763/2004 of 11 October 2004 (as amended); (i) certain persons, or entities identified, in view of the situation in the Ivory Coast, under EC Council Regulation No. 560/2005 of 12 April 2005 (as amended); (j) persons entities or bodies impeding the peace process and breaking international law in the conflict in the Darfur region in Sudan identified under EC Council Regulation No. 1184/2005 of 18 July 2005 (as amended); (k) persons, entities and bodies suspected of involvement of the assassination of the former Lebanese Prime Minister Rafiq Hariri specified in EC Council Regulation No. 305/2006 of 21 February 2006 (as amended); (l) President Lukashenko, the Belarusian Leadership and certain officials under EC Council Regulation No. 765/2006 of 18 May 2006; (m) certain persons, or entities or bodies engaged in, directly associated with or providing support for the importation or exportation of goods and technology which could contribute to Iran’s enrichment-related, reprocessing, or heavy water-related activities, or the development of nuclear weapon delivery systems under EC Council Regulation No. 423/2007 of 19 April 2007 (as amended); (n) persons, entities and bodies engaged in providing support for certain programmes of the Democratic People’s Republic of Korea under EC Council Regulation No. 329/2007 of 27 March 2007 (as amended); and (o) certain persons, members of the National Council for Democracy and Development in the Republic of Guinea and individuals associated with them specified in EC Council Regulation No. 1284/2009 of 22 December 2009; and (2) in respect of the making available, directly or indirectly, of funds, other financial assets and economic resources to or for the benefit of a natural person, group or entity involved in a list established by the Council of the European Union under EC Council Regulation No.2580/2001 of 27 December 2001 on specific restrictive measures directed against certain persons and entities with a view to combating terrorism (as amended). All of these exceptions arise from United Nations and/or European Union sanctions.

Additional information

Employees

During the year ended December 31, 2009, AIB Group employed just over 24,600 staff (average full-time equivalent, excluding career breaks and other unpaid long-term leaves) on a worldwide basis, mainly in the Republic of Ireland, Northern Ireland, Great Britain, USA, and Poland, located in approximately 920 offices (2008: 900; 2007: 800).

AIB Group offers a wide range of employee relations programs in each of the areas in which it operates.

AIB and the Irish Bank Officials’ Association (“IBOA”), which is the sole recognised trade union for bank officials in the Republic of Ireland, Northern Ireland and Great Britain, conduct their employee relations in keeping with agreed Partnership Principles, which, since February 2000, have underpinned the approach taken in employee and industrial relations. During 2009 significant progress was made on a number of issues including deferral of pay awards and revised pension arrangements.

AIB encourages its staff to raise any concerns of wrongdoing through a number of channels, both internal and external. One such channel, the AIB Speak-Up policy, includes a confidential external helpline.

Pay developments in AIB reflected the deterioration in AIB’s business performance in 2009 and general restraint in pay across our main markets. There were no pay increases awarded to executives, managers or to staff in functional pay structures such as IT and Finance in Ireland, Northern Ireland or Great Britain. The average salary increase for other staff in the Republic of Ireland was 3.2%. This pay increase was awarded after a six month pay pause and following extensive negotiations with the Irish Bank Officials Association regarding AIB’s proposal for a general pay freeze. Pay increases of 1.9% and 3% respectively were paid to staff below manager grade in Northern Ireland and Great Britain following conciliation. Pay developments for staff in Poland included a combination of a general pay freeze and reductions to senior management salaries.

The average number of employees by division (excluding employees on career breaks, long term absences or any other unpaid leaves) were as follows:

	Years ended 31 December
	2009	2008	2007
AIB Bank ROI	7,284	7,746	8,950
Capital Markets	2,424	2,562	2,357
AIB Bank UK	2,507	2,689	2,880
Central & Eastern Europe	9,596	9,776	8,280
Group	2,870	3,042	1,792

Total	24,681	25,815	24,259

Description of property

As at 31 December 2009, AIB Group operated from an estate of approximately 970 branches, offices and outlets worldwide. These are held principally in the Republic of Ireland, Northern Ireland, Great Britain and Poland. The majority of the estate (branches and offices) are owned outright, with the remainder being held under a variety of commercial leases.

AIB’s Group headquarters is located at ‘Bankcentre’, Ballsbridge Dublin 4. This is a campus style complex of interlinked office buildings on a site of approximately 14 acres. This complex houses most of AIB’s Group support functions and offers approximately 560,000 square feet (‘sq.ft’) of office space, as well as extensive car parking, meeting and staff welfare facilities. Following a 2006 sale and lease back programme, AIB Group now leases the Bankcentre campus under three separate lease arrangements. AIB also has a leasehold interest in the ‘AIB International Centre’ located in Dublin’s International Financial Services Centre (“IFSC”) extending to 120,000 sq.ft. This building is occupied by the Capital Markets division. In addition AIB holds a number of smaller leasehold interests in and around Dublin.

AIB’s UK headquarters are also leased and are located in Mayfair, London. A significant back office operation is located in Uxbridge,West London where AIB occupy approximately 63% of this building which offers 74,000 sq.ft of office space and is held under a 25 year lease. In Northern Ireland, AIB’s First Trust bank is headquartered at the 90,000 sq.ft “First Trust Centre” on Ann Street in Belfast .The Group owns this building, as well as a 32,000 sq.ft facility at 4 Queens Square.

In Poland, BZWBK’s head office estate is primarily located in Wroclaw, Poznan, and Warsaw. In Wroclaw the bank has freehold interests in 8-10 Strzegomska Street (72,000 sq.ft), 9-11Rynek Street (62,000 sq.ft) and 38-40. Ofiar Oswiecimskich Street (59,000 sq.ft). In Poznan, the bank owns its head office building at 10 Kozia Street (33,000 sq.ft) and has long leasehold interests in 5 Plac Andersa (112,000 sq.ft) and 4-8 Chlebowa Street (27,000 sq.ft). Finally in Warsaw, BZWBK holds a long leasehold interest in head office buildings at 142 Marszalkowska Street (26,000 sq.ft) and at 5A Grzybowska Street (59,000 sq.ft).

The Group does not have significant property holdings in the US, other than through its ownership interest in M&T.

Other shareholder information

1.	Internet-based Shareholder Services

Ordinary Shareholders with access to the internet may:

•	register for electronic communications on the following link, www.computershare.com/register/ie;

•	check their shareholdings on the Company’s Share Register;

•	check past dividend payment details; and

•

download standard forms required to initiate changes in details held by the Registrar, by accessing AIB’s website at www.aibgroup.com, clicking on the Investor Relations, Shareholder Information and Personal Shareholder Details option, and following the on-screen instructions. When prompted, the Shareholder Reference Number (shown on the shareholder’s share certificate, dividend counterfoil and personalised circulars) should be entered. These services may also be accessed via the Registrar’s website at www.computershare.com.

Shareholders may also use AIB’s website to access the Company’s Annual Financial Report.

2.	Stock Exchange Listings

Allied Irish Banks, p.l.c. is an Irish-registered company. Its ordinary shares are traded on the Irish Stock Exchange, the London Stock Exchange and, in the form of American Depositary Shares (“ADSs”), on the New York Stock Exchange (symbol AIB). Each ADS represents two ordinary shares and is evidenced by an American Depositary Receipt (“ADR”).

3.	Registrar

The Company’s Registrar is:

Computershare Investor Services (Ireland) Ltd.,

Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18.

Telephone: +353-1-247 5411. Facsimile: +353-1-216 3151.

Website: www.computershare.com or www.investorcentre.com/ie/contactus

4.	American Depositary Shares

American Depositary Shares provide US residents wishing to invest in overseas securities with a share certificate and dividend payment in a form familiar and convenient to them. The Company’s ordinary share ADR programme is administered by The Bank of New York Mellon – see address on page 310.

Additional information

5.	Shareholding analysis

			as at 31 December 2009
Size of shareholding	Shareholder Accounts * Number	%	Shares ** Number	%
1 – 1,000	54,536	57	21,469,662	2
1,001 – 5,000	29,737	31	72,286,997	8
5,001 – 10,000	6,456	7	48,034,469	6
10,001 – 100,000	4,754	5	77,448,281	9
100,001 – over	326	-	663,516,047	75

Total	95,809	100	882,755,456	100

Geographical division
Republic of Ireland	80,427	84	366,711,575	42
Elsewhere	15,382	16	516,043,881	58

Total	95,809	100	882,755,456	100

*	Shareholder account numbers reflect US ADR account holders (50,000 approx.) held in a single nominee account.
**	Excludes 35,680,114 shares held as Treasury Shares – see note 51.

Financial calendar

Annual General Meeting: Wednesday, 28 April 2010, at Bankcentre, Ballsbridge, Dublin 4.

Interim results

Unaudited interim results for the half-year ending 30 June 2010 will be announced on 28 July 2010. The Half-yearly Financial Report will be available on the Company’s website – www.aibgroup.com.

Shareholder enquiries should be addressed to:

For holders of Ordinary Shares:

Computershare Investor Services (Ireland) Ltd.,

Heron House,

Corrig Road,

Sandyford Industrial Estate,

Dublin 18, Ireland

Telephone: +353 1 247 5411

Facsimile: +353 1 216 3151

Website: www.computershare.com

or www.investorcentre.com/ie/contactus

or

www.aibgroup.com

For holders of ADRs in the United States:

BNY Mellon Shareholder Services,

P.O. Box 358516,

Pittsburgh, PA 15252-8516

Telephone 1-866-259-2282

Telephone (International 1-201-680-6825)

e-mail: shrrelations@bnymellon.com

Website: www.bnymellon.com/shareowner

or

Ann Kerman,A.V.P.,

Allied Irish Banks, p.l.c.,

105, North Front Street, Suite 303,

Harrisburg, PA 17101,

USA.

Telephone: +717-238-2449

Facsimile: +717-238-3499

e-mail: ann.l.kerman@aibny.com

Glossary of terms

ABS	Asset backed securities are securities which are collateralised by income producing assets other than mortgage loans. They are typically structured in tranches of differing credit qualities. Some common types of asset backed securities are those backed by credit card receivables, home equity loans and car loans.

Arrears	Arrears relates to any interest or principal on a loan which was due for payment, but where payment has not been received.

CBOs/CDOs	A collateralised bond obligation (“CBO”)/collateralised debt obligation (“CDO”) is an investment vehicle (generally an SPE) which allows third party investors to make debt and/or equity investments in a vehicle containing a portfolio of loans and bonds with certain common features. In the case of synthetic CBOs/CDOs the risk is backed by credit derivatives instead of the sale of assets (cash CBOs/CDOs).

Commercial paper (CP)	Commercial Paper is similar to a deposit and is a relatively low-risk, short-term, unsecured promissory note traded on money markets issued by companies or other entities to finance their short-term expenses. In the USA, commercial paper matures within 270 days maximum, while in Europe, it may have a maturity period of up to 365 days; although maturity is commonly 30 days in the USA and 90 days in Europe.

Commercial property	Commercial Property – focuses primarily on the following property segments:
a) Apartment complexes;

b) Develop to sell;

c) Office projects;

d) Retail projects;

e) Hotels; and

f) Selective mixed-use projects and special purpose properties.

Contractual maturity	The period when a scheduled payment is due and payable in accordance with the terms of a financial instrument.

Core Tier 1 Capital	Called-up share capital and eligible reserves plus equity non-controlling interests, less goodwill, intangible assets and deductions as specified by the Financial Regulator.

Credit default swaps	An agreement between two parties whereby one party pays the other a fixed coupon over a specified term. The other party makes no payment unless a specified credit event such as a default occurs, at which time a payment is made and the swap terminates. Credit default swaps are typically used by the purchaser to provide credit protection in the event of default by a counterparty.

Credit derivatives	Financial instruments with which credit risk connected with loans, bonds or other risk-weighted assets or market risk positions is transferred to counterparties providing credit protection. The credit risk might be the exposure inherent in a financial asset such as a loan or might be generic credit risk such as the bankruptcy risk of an entity.

Credit risk	The risk that one party to a financial instrument will cause a financial loss to the other party by failing to discharge an obligation.

Credit risk spread	Credit spread can be defined as the difference in yield between a given security and a comparable benchmark government security or the difference in value of two securities with comparable maturity and yield but different credit qualities. It gives an indication of the issuer’s or borrower’s credit quality.

Criticised loans	Loans requiring additional management attention over and above that normally required for the loan type.

Glossary of terms

Customer deposits	A liability of the Group where the counterparty to the financial contract is typically a personal customer, a corporation (other than a financial institution) or the government. This caption includes various types of deposits and credit current accounts, all of which are unsecured.

Debt restructuring	This is the process whereby customers in arrears, facing cash flow or financial distress renegotiate the terms of their loan agreements in order to improve the likelihood of repayment. Restructuring may involve altering the terms of a loan agreement including a partial writedown of the balance. In certain circumstance, the loan balance may be swapped for equity in the counterparty.

Delinquency

Failure by a customer to repay an obligation when due or as agreed. In the case of loans and credit cards, this will be when a payment of either capital and/or interest is 1 day or more overdue. In the case of an overdraft it is delinquent if an excess over approved limit appears for 1 day or more.

‘Default’: When a customer breaches a term and/or condition of a loan agreement, a loan is deemed to be in default for case management purposes. Depending of the materiality of the default, if left unmanaged it can lead to loan impairement. Default is also used in Basel II context when a loan is either 91+ days past due or impaired, this has the impact of potentially requiring additional capital.

Economic Capital	The amount of capital which the bank needs to protect against extreme losses from a material risk it is running (e.g. credit risk, market risk). It is based on internally developed calculation methodology and estimates, as opposed to regulatory capital which is using a methodology determined by the Basel Accord and imposed by the regulator.

First/ Second lien	Where a property or other security is taken as collateral for a loan, first lien holders are paid before all other claims on the property. Second lien holders are subordinate to the rights of first lien holders to a property security.

Funded/ unfunded exposures

Funded: Loans, advances or debt securities where funds have been given to a debtor with an obligation to repay at some future date and on specific terms.

Unfunded: Unfunded exposures are those where funds have not yet been advanced to a debtor, but where a commitment exists to do so at a future date or event.

Home loan	A loan secured by a mortgage on the primary residence or second home of a borrower.

Impaired loans	Loans are typically reported as impaired when interest thereon is 91 days or more past due or where a provision exists in anticipation of loss, except: (i) where there is sufficient evidence that repayment in full, including all interest up to the time of repayment (including costs) will be made within a reasonable and identifiable time period, either from realisation of security, refinancing commitment or other sources; or (ii) where there is independent evidence that the balance due, including interest, is adequately secured. Upon impairment the accrual of interest income based on the original terms of the claim is discontinued but the increase of the present value of impaired claims due to the passage of time is reported as interest income.

Leveraged lending	Leveraged lending involves lending to entities by leveraging off their equity structures having considered the cash generating capacity of the business and its capacity to repay any associated debt. Leveraging structures are typically used in management and private equity buy-outs, mergers and acquisitions. Leverage lending typically is to non investment grade borrowers and carries commensurate rates of return.

Loans past due	When a borrower fails to make a contractually due payment, a loan is deemed to be past due. ‘Past due days’ is a term used to describe the cumulative numbers of days that a missed payment is overdue. Past due days commence from the close of business on the day on which a payment is due but not received. In the case of overdrafts, past due days are counted once a borrower:

- has been advised of a limit lower than the then current outstandings; or

- has drawn credit without authorisation.

When a borrower is past due, the entire exposure is reported as past due, rather than the amount of any excess or arrears.

Loans to deposit ratio	This is the ratio of loans and receivables to customers, to customer accounts.

Mortgage covered securities	Mortgage covered securities (also known as covered bonds) are debt securities backed by cash flows from mortgages. They are issued for the purpose of financing loans secured on residential property.

Prime loan	Loan in which both the criteria used to grant the loan (loan-to-value, debt-to-income, etc.) and to assess the borrower’s history (no past due reimbursements of loans, no bankruptcy, etc.) are sufficiently conservative to rank the loan as high quality and low-risk.

Renegotiated loan	Loans and receivables renegotiated are those facilities outstanding at the reporting date that, during the financial year have had their terms renegotiated, resulting in an upgrade from 91+ days past due default status to performing status.

Risk weighted assets	A measure of assets (including off-balance sheet items converted into asset equivalents e.g. credit lines) which are weighted in accordance with prescribed rules and formulas as defined in the Basel Accord to reflect the risks inherent in those assets.

RMBS	Residential mortgage-backed securities are debt obligations that represent claims to the cash flows from pools of mortgage loans, most commonly on residential property.

Securitisation	The process of aggregation and repackaging of non-tradable financial instruments such as loans and receivables, or company cash flow into securities that can be issued and traded in the capital markets.

SPE	Special purpose entity is a legal entity which can be a limited company or a limited partnership created to fulfil narrow or specific objectives. A company will transfer assets to the SPE for management or use by the SPE to finance a large project thereby achieving a narrow set of goals without putting the entire firm at risk.

Structured securities	This involves non standard lending arrangements through the structuring of assets or debt issues in accordance with customer and/or market requirements. The requirements may be concerned with funding liquidity, risk transfer or other needs that cannot be met by an existing off the shelf product or instrument. To meet this requirement existing products and techniques must be engineered into a tailor made product or process.

Student loan related assets	Loans advanced to students for the students maintenance made under specific United States law.

Sub-prime	Extensions of credit to borrowers who, at the time of the loans’ origination, exhibit characteristics indicating a significantly higher risk of default than traditional bank lending customers.

Tier 1 capital	A measure of a bank’s financial strength defined by the Basel Accord. It captures Core Tier 1 capital plus other Tier 1 securities in issue, but is subject to deductions relating to the excess of expected loss on the IRBA portfolios over the IFRS provision on the IRBA portfolios, securitisation positions and material holdings in financial companies.

Glossary of terms

Tier 2 capital	Broadly includes qualifying subordinated debt and other Tier 2 securities in issue, eligible collective impairment allowances, unrealised available for sale equity gains and revaluation reserves. It is subject to deductions relating to the excess of expected loss on the IRBA portfolios over the IFRS provision on the IRBA portfolios, securitisation positions and material holdings in financial companies.

VaR	The Group’s core risk measurement methodology is based on a variance co-variance application of the industry standard Value at Risk (“VaR”) technique that incorporates the portfolio diversification effect within each standard risk factor (interest rate, foreign exchange, equity, as applicable). The resulting VaR figures, calculated at the close of business each day, are an estimate of the probable maximum loss in fair value over a one month holding period that would arise from a ‘worst case’ movement in market rates. This ‘worst case’ is derived from an observation of historical prices over a period of three years, assessed at a 99% statistical confidence level. Instruments with significant embedded or explicit option characteristics receive special attention, including Monte Carlo simulation and a full analysis of option sensitivities.

Vulnerable loans	Credit where repayment is in jeopardy from normal cashflow and may be dependent on other sources.

Watch loans	Credit exhibiting weakness but with the expectation that existing debt can be fully repaid from normal cashflow.

Principal Addresses

Ireland & Britain	AIB Global Treasury	AIB Corporate Banking Britain
	AIB International Centre,	St Helen’s, 1 Undershaft,
Group Headquarters	IFSC, Dublin 1.	London EC3A 8AB.
Bankcentre, PO Box 452,	Telephone: + 353 1 874 0222	Telephone: + 44 207 090 7130
Ballsbridge, Dublin 4.	Facsimile: + 353 1 679 5933	Facsimile: + 44 207 090 7101
Telephone: + 353 1 660 0311
Website: http://www.aibgroup.com	St. Helen’s (first floor),	USA
1 Undershaft,
AIB Bank (RoI)	London EC3A 8AB.	Allied Irish America
Bankcentre, Ballsbridge,	Telephone: +44 207 309 3000	405 Park Avenue, New York,
Dublin 4.		NY 10022.
Telephone: + 353 1 660 0311	AIB Investment Managers Limited	Telephone: + 1 212 339 8000
Facsimile: + 353 1 641 1323	AIB Investment House,	Facsimile: + 1 212 339 8007/8
Percy Place, Dublin 4.
First Trust Bank	Telephone: + 353 1 661 7077	AIB Corporate Banking
First Trust Centre, 92 Ann Street,	Facsimile: + 353 1 661 7038	North America
Belfast, BT1 3HH.		405 Park Avenue, New York,
Telephone: + 44 28 9032 5599	AIB International Financial	NY 10022.
From RoI: 048 9032 5599	Services Limited	Telephone: + 1 212 339 8000
	AIB International Centre,	Facsimile: +1 212 339 8325
First Trust Bank	IFSC, Dublin 1.
4 Queen’s Square,	Telephone: + 353 1 874 0777	AIB Corporate Banking
Belfast, BT1 3DJ.	Facsimile: + 353 1 874 3050	North America
Telephone: + 44 28 9024 2423		601 South Figueroa Street,
Facsimile: + 44 28 9023 5480	Goodbody Stockbrokers	Suite 4650, Los Angeles
	Ballsbridge Park,	CA 90017
Allied Irish Bank (GB)	Ballsbridge, Dublin 4.	Telephone: + 1 213 622 4900
Bankcentre, Belmont Road,	Telephone: + 353 1 667 0400	Facsimile: + 1 213 622 4943
Uxbridge, Middlesex UB8 1SA.	Facsimile: + 353 1 667 0230
Telephone: + 44 1895 272 222		AIB Global Treasury Services
Facsimile: + 44 1895 619 305	AIB Global Corporate Banking	405 Park Avenue, New York,
	Capital Markets, Bankcentre,	NY 10022.
AIB Capital Markets	Ballsbridge, Dublin 4.	Telephone: + 1 212 339 8000
AIB International Centre,	Telephone: + 353 1 660 0311	Facsimile: + 1 212 339 8006
IFSC, Dublin 1.	Facsimile: + 353 1 668 2508
Telephone: + 353 1 874 0222		Allied Irish Bank, p.l.c.
Facsimile: + 353 1 679 5933	AIB Corporate Finance Limited	Houston Representative Office,
	85 Pembroke Road,	1111 Bagby Street Suite 2245,
	Ballsbridge, Dublin 4.	Houston TX 77002.
	Telephone: + 353 1 667 0233	Telephone: + 1 713 292 1025
Facsimile: + 353 1 667 0250

Principal Address (continued)

Poland	Allied Irish Banks, p.l.c.	Australia
Acquisition Finance Germany
Bank Zachodni WBK S.A.	An der Welle 3,	Allied Irish Banks, p.l.c.
Rynek 9/11, 50-950 Wroclaw.	60322 Frankfurt am Main,	Sydney Branch,
Telephone: + 48 71 370 2478	Germany.	Level 28, Governor Phillip Tower,
Facsimile: + 48 71 370 2771	Telephone: + 49 69 971 42142	1 Farrer Place,
	Facsimile: + 49 69 971 42116	Sydney NSW 2000,
AIB European Investments		Australia.
(Warsaw) Sp. z o.o.	AIB Administrative Services	Telephone: + 61 2900 74 500
Krolewska Building, 4th floor,	Hungary	Facsimile: + 61 2900 74 598
ul.Marszalkowska 142,	Dohány Utca 12, 2nd Floor,
00-061 Warsaw.	H-1074 Budapest,
Telephone: + 48 22 586 8002	Hungary.
Facsimile: + 48 22 586 8001	Telephone: + 36 1 328 6800
Facsimile: + 36 1 328 6801
AIB PPM Sp. Z o.o.
Atrium Tower,	AIB Administrative Services
Al. Jana Pawla II 25,	Schweiz GmbH
00-854 Warszawa,	Bellerivestrasse 17,
Poland.	8008 Zurich,
Telephone: + 48 22 653 4660	Switzerland.
Facsimile: + 48 22 653 4661	Telephone: + 41 43 488 4343
Facsimile: + 41 43 488 4344
Rest of World
AIB Administrative Services
AIB Bank (CI) Limited	Luxembourg
AIB House	S.á.r.l.,
25 Esplanade, St. Helier,	16 avenue Pasteur,
Jersey JE1 2AB	L-2310 Luxembourg,
Telephone: +44 1534 883000	Grand Duchy of Luxembourg.
Facsimile: +44 1534 883112	Telephone: + 352 26 121810
Facsimile: + 352 26 121830
AIB Bank (CI) Limited
Isle of Man Branch,	Canada
10 Finch Road,
Douglas, Isle of Man IM1 2PT.	Allied Irish Banks, p.l.c.
Telephone: + 44 (0) 1624 639639	70 York Street, Suite 1260,
Facsimile: + 44 (0) 1624 639636	Toronto, Ontario,
M5J 1S9, Canada.
Allied Irish Banks, p.l.c.	Telephone: + 1 416 342 2550
Corporate Banking France,	Facsimile: + 1 416 342 2590
39 avenue Pierre 1er de Serbie,
75008 Paris.
Telephone: +33 1 53 57 76 10
Facsimile: +33 1 53 57 76 20

All numbers are listed with international codes.To dial a location from within the same jurisdiction, drop the county code after the + sign and place a 0 before the area code.This does not apply to calls to First Trust from Ireland (Republic).

Index

A
Accounting policies	125
Additional parent company information on risk	278
Administrative expenses	166
AmCredit	226
Amounts written off financial investments available for sale	177
Annual General Meeting	111
Approval of accounts	285
Associated undertakings	34 & 217
Audit Committee	108
Auditor	104
Auditor’s fees	178
Average balance sheets and interest rates	274
Aviva Life Holdings Limited	220

B
Balance sheets	148 & 149
Board Committees	107
Board & Group Executive Committee	101
Bulgarian American Credit Bank	221
Businesses of AIB Group	14

C
Capital adequacy information	53
Capital management	51
Capital Requirements Directive	51
Chairman’s statement	4
Commitments	272
Company secretary	106
Construction contract income	177
Contingent liabilities and commitments	241
Corporate Governance Statement	105
Corporate Social Responsibility	8
Corporate Social Responsibility Committee	108
Credit ratings	214
Credit risk	71
Currency information	273
Customer accounts	231

D
Debt securities in issue	232
Deferred taxation	228
Deposits by banks	230

Derivative financial instruments	187
Directors	101
Directors’ interests	265
Directors’ remuneration	262
Disposal group and assets classified as held for sale	185
Distributions on equity shares	182
Distributions to other equity holders	182
Dividend income	130 & 164
Dividends	278

E
Earnings per share	26 & 180
Earnings per share - adjusted	181
Employees	272 & 308
Exchange controls	307
Exchange rates	273

F
Fair value of financial instruments	247
Finance leases and hire purchase contracts	206
Financial and other information	273
Financial assets and financial liabilities by residual contractual maturity	258
Financial assets and financial liabilities held for sale to NAMA	182
Financial calendar	310
Financial investments available for sale	207
Financial investments held to maturity	214
Financial liabilities by undiscounted contractual maturity	260
Foreign exchange rate risk	96
Forward looking information	2

G
Gain on redemption of capital instruments	165
Going concern	111
Group Internal Audit	69
Group Managing Director’s review	6

I
Income statement	146
Income tax (income)/expense	35 & 179
Independent auditor’s report	287
Institutional shareholders	111
Intangible assets and goodwill	225
Interest and similar income	164
Interest expense and similar charges	164
Interest rate risk (non-trading)	95
Interest rate sensitivity	255
Internal controls	112
Investments in Group undertakings	223
Irish Government	243

L
Liquidity risk	96
Loans and receivables to banks	195
Loans and receivables to customers	196

M
Management report	24
Market risk	92
Memorandum and articles of association	294
M&T Bank Corporation	219

N
Net fee and commission income	164
Net trading income/(loss)	164
Nomination and Corporate Governance Committee	108
Non-controlling interests in subsidiaries	180 & 240
Notes to the accounts	156

O
Offer and listing details	301
Operational risk	97
Other equity interests	240
Other liabilities	232
Other operating income	166
Own shares	239

Index (continued)

P
Pension risk	99
Post-balance sheet events	278
Principal addresses	315
Profit on disposal of businesses	178
Profit on disposal of property	177
Property, plant & equipment	226
Prospective accounting changes	144
Provisions for impairment of loans and receivables	203
Provisions for liabilities and commitments	233

R
Regulatory Compliance	69 & 98
Regulatory Compliance risk	98
Related Party Transactions	267
Remuneration Committee	109
Report of the Directors	103
Reporting currency	300
Retirement benefits	171
Risk appetite	67
Risk governance and risk management organisation	68
Risk identification and assessment process	69
Risk management	63
Risk philosophy	67
Risk strategy	69

S
Schedule to Report of the Directors	290
Segmental information	157
Share-based compensation schemes	166
Share capital	237
Share repurchases	239
Statement of cash flows	150 & 258
Statement of comprehensive income	147
Statements of changes in equity	152 & 154
Statement of Directors’ Responsibilities	286

Statements of financial position	148 & 149
Subordinated liabilities and other capital instruments	234
Supervision and regulation	115

T
Taxation	303
Trading portfolio financial assets	186
Trading portfolio financial liabilities	232

W
Website	111

20F Cross reference index

2009 Form 20-F item number

1	Identity of Directors, Senior Management and Advisors

	Not applicable

2	Offer statistics and expected timetable

	Not applicable

3	Key information

	Financial data	22
	Risk factors	63

4	Information on the company

	History and development of the company	13
	Businesses of AIB	14
	Organisational structure	16
	Description of property	308

5	Operating and Financial Review & Prospects

	Critical accounting policies & estimates	54
	Management report	24
	Capital management	51
	Off-balance sheet arrangements	62
	Deposits and short term borrowings	57
	Financial investments available for sale	59
	Contractual obligations	61

6	Directors’ Senior Management & Employees

	The Board and Group Executive Committee	101
	Report on Directors’ remuneration and interests	262
	Directors’ report	103
	Corporate Governance Statement	105
	Employees	308

7	Major Stockholders and Related Party Transactions

	Major stockholders	104
	Related party transactions	267

8	Financial information

	Legal proceedings	242
	Prospective accounting changes	144

9	The offer and Listing

	Offer and Listing details	301

10	Additional information

	Memorandum and Articles of Association	294
	Exchange controls	307
	Taxation	303

11	Quantitative & Qualitative Disclosures about Risk

	Risk Management—Framework	67
	Risk Management—Individual risk types	71
	Supervision & Regulations	115

12	Description of Securities other than Equity Securities

	Not applicable

13	Defaults, dividend Arrearages & Delinquencies

	Not applicable

14	Material Modifications to the Rights of Security Holders & Use of Proceeds

	Not applicable

15	Controls & Procedures

	Evaluation of disclosure controls & procedures	113
	Managements’ report on internal control over financial reporting	112

16A	Audit Committee Financial Expert	108

16B	Code of Ethics	113

16C	Principal Accountant Fees & Services	178

17	Financial Statements

	Not applicable

18	Financial Statements & Exhibits

	Financial Statements	125