Form 20-F/A
period 2009-12-31
ALLIED IRISH BANKS PLC
filed 2010-09-27
CIK 850364

As filed with the Securities and Exchange Commission on September 27, 2010.

Form 20-F/A

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

Large accelerated filer  ☒                Accelerated filer  ☐                Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP  ☐                 IFRS  ☒                Other   ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes  ☒ No

EXPLANATORY NOTE

Allied Irish Banks, p.l.c. is filing this amendment on Form 20-F/A to its Annual Report on Form 20-F for the fiscal year ended December 31, 2009, which was originally filed with the Securities and Exchange Commission on March 8, 2010, to file certain additional Exhibits required by Item 19.

This Form 20-F/A consists of a cover page, this explanatory note, the Exhibit Index, the signature page and the Exhibits. Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other Item of the Form 20-F or reflect any events that have occurred after the Form 20-F was filed.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1	Memorandum & Articles of Association (including special resolutions AGM 13 May 2009)

4.1	CIFS Scheme Guarantee Acceptance Deed – Allied Irish Banks, p.l.c.

4.2	CIFS Scheme Guarantee Acceptance Deed – AIB Bank (CI) Ltd

4.3	CIFS Scheme Guarantee Acceptance Deed – AIB Group (UK) plc

4.4	CIFS Scheme Guarantee Acceptance Deed – Allied Irish Banks North America Inc

4.5	CIFS Scheme Guarantee Acceptance Deed – AIB Mortgage Bank

4.6	ELG Scheme Guarantee Scheme Agreement – Allied Irish Banks, p.l.c.

4.7	ELG Scheme Guarantee Scheme Agreement – AIB Bank (CI) Ltd

4.8	ELG Scheme Guarantee Scheme Agreement – AIB Group (UK) plc

4.9	ELG Scheme Guarantee Scheme Agreement – Allied Irish Banks North America Inc

4.10	Warrant Instrument

4.11	NPRFC Subscription Agreement*

4.12	Share Purchase Agreement dated 10 September 2010 among Allied Irish Banks, p.l.c., AIB European Investments Limited, AIB Capital Markets, p.l.c. and Banco Santander S.A.

8.1	Subsidiaries List

12.1	Certification of Group Chief Financial Officer

12.2	Certification of Group Managing Director

15.1	Special resolutions – EGM 23 December 2009

15.2	Special resolutions – AGM 28 April 2010

*	Confidential treatment has been requested. Confidential materials have been reducted and separately filed with the SEC.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment to its annual report on its behalf.

Date: 27 September 2010

Signature:	/s/ Bernard Byrne
Name:	Bernard Byrne
Title:	Group Chief Financial Officer