Form 20-F
period 2010-12-31
ALLIED IRISH BANKS PLC
filed 2011-05-18
CIK 850364

As filed with the Securities and Exchange Commission on May 18, 2011.

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR l5(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2010

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

Ordinary shares of EUR 0.32 each	1,791,633,262

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

This document contains certain forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, with respect to the financial condition, results of operations and business of the Group and certain of the plans and objectives of the Group. In particular, among other statements in this Annual Report, with regard to management objectives, trends in results of operations, margins, risk management, competition and the impact of changes in International Financial Reporting Standards are forward-looking in nature. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘may’, ‘could’, ‘will’, ‘seek’, ‘continue’, ‘should’, ‘assume’, or other words of similar meaning. Examples of forward-looking statements include among others, statements regarding the Group’s future financial position, income growth, loan losses, business strategy, projected costs, capital ratios, estimates of capital expenditures, and plans and objectives for future operations. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking information. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These are set out in ‘Risk factors’ on pages 74 - 78. These factors include, but are not limited to the effects of the challenging economic environment, both domestically and internationally, constraints on liquidity and the challenging liquidity environment for the Group created by market reaction to factors affecting Ireland and the Irish economy, the impact of further downgrades to the Irish sovereign ratings and other country ratings, or the Group’s credit ratings, the uncertainty of further extensions of the ELG Scheme, systemic risks in the markets the Group operates in, the ability to access capital to meet targeted and minimum capital requirements for the Group, customer and counterparty credit quality, the effects of AIB’s participation in the Credit Institutions (Financial Support) Scheme, the National Pensions Reserve Fund Commission investments, the National Asset Management Agency programme and the ELG Scheme, conditions that may be imposed by the European Commission following consideration of the Group’s restructuring plan, market risk, including non-trading interest rates, operational and reputational risks, the effects of continued volatility in credit markets, the effects of changes in valuation of credit market exposures, changes in valuation of issued notes, changes in fiscal or other policies adopted by various governments and regulatory authorities, the effects of changes in taxation or accounting standards and practices, acquisitions and disposals, the risks relating to the Group’s deferred tax assets, future exchange and interest rates and the success of the Group in managing these events. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made. AIB cautions that the foregoing list of important factors is not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and events when making an investment decision based on any forward-looking statement. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Annual Financial Report may not occur. The Group does not undertake to release publicly any revision to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof.

Recent developments

The information contained in this Annual Report on Form 20-F includes a discussion of AIB’s business, results of operations and financial condition for the year ended 31 December 2010. Since that date, AIB has entered into a number of important transactions, and has announced restructuring and other measures, that will be important for the future of the Group. For a description of these transactions and measures, see note 69 to the Group’s consolidated financial statements included herein.

Financial highlights

	2010 € m		2009 € m
Results
Total operating income	(3,357)		4,106
Operating loss	(12,124)		(2,683)
Loss before taxation from continuing operations	(12,071)		(2,662)
Profit/(loss) after taxation from discontinued operations	199		(45)
Loss attributable to owners of the parent	(10,232)		(2,413)

Per € 0.32 ordinary/CNV share
Loss – basic from continuing operations	(571.1c	)	(203.5c )
Loss – diluted from continuing operations	(571.1c	)	(203.5c )
Earnings/(loss) – basic from discontinued operations	7.1c		(11.7c )
Earnings/(loss) – diluted from discontinued operations	7.1c		(11.7c )
Dividend	—		—
Dividend payout	—		—
Net assets	(€0.04)		€7.81

Performance measures
Return on average total assets	(6.21%)		(1.29%)
Return on average ordinary shareholders’ equity	(222.5%)		(24.8%)

Statement of financial position
Total assets	145,222		174,314
Ordinary /CNV shareholders’ equity	(80)		6,970
Shareholders’ equity	3,659		10,709
Loans and receivables to customers	86,350		103,341
Customer accounts	52,389		83,953

Capital ratios
Core tier 1 capital	4.0%		7.9%
Tier 1 capital	4.3%		7.2%
Total capital	9.2	%(1)	10.2%

(1)

At 31 December 2010, the Group, on a consolidated and individual basis, benefited from derogations from certain regulatory capital requirements granted on a temporary basis by the Central Bank of Ireland. The requirement for derogations arose as a result of loan impairment provisions at 31 December 2010. These derogations remained in place until the completion of the liability management exercise on 24 January 2011.

Executive Chairman’s statement

2010 was an extremely difficult 12 months for AIB and the whole of the Irish banking industry. It was a year that culminated in the announcement that the Irish Government was to take a majority stake in AIB.

This report covers our performance in 2010 and outlines what we and the Government are doing to build a stronger and more stable organisation – one that we believe will over time return to profitability, justifying and rewarding the tangible support the taxpayers of Ireland have given us.

I know that our shareholders have been deeply angered and upset by the financial losses they have suffered and the traumatic effect of this decline on themselves and their families. Over the past three years we estimate that those losses amounted to more than € 18 billion for private investors. I, along with my AIB Board colleagues, deeply regret this situation. I know there is little I can say that will alleviate the impact of these events. The road to recovery may well be a long one but we are determined to return the bank to stability and profitability as quickly as possible.

I acknowledge and reiterate our gratitude for the support of taxpayers. None of us at AIB underestimate its importance and all of us are very aware of the responsibility it places on us.

AIB’s long term future as a viable bank has been validated by the commitment of state authorities to our future as one of two Irish pillar banks, as recently announced by the Minister for Finance, Michael Noonan. This support is being given because it is accepted AIB is of systemic importance to the domestic economy and that Ireland’s future economic success requires a properly functioning banking system. We look forward to combining with the Educational Building Society (“EBS”) to fulfil our role as one of the pillar banks which will support this country’s economic recovery.

We are learning the lessons of the past and promise to show more empathy and be more in touch with our customers, staff and the general public in the future.

In the year ending this January, we approved more than 40,000 credit applications from small and medium-sized enterprises to a value of € 2.8 billion, part of an overall commitment to lend € 6 billion over two years.

We have held 116 customer information seminars for SMEs across the country in the past few months, attended by more than 6,000 business people. These events will continue this year.

We have also set up specialist units aimed at serving the needs of companies in key emerging sectors as part of our promise to work more closely with Enterprise Ireland. In addition, we are improving our credit structures, framework and processes and will involve 1,500 staff in enhanced credit skills training programmes.

We are also developing other initiatives to meet customer needs and help businesses and home owners under stress.

We recognise we have more to do to normalise the provision of credit going forward, and we know we must continue to develop new and better ways to support our customers. These ongoing actions demonstrate how AIB wants to be a business that makes a positive contribution to the economy and one which ensures Irish taxpayers see a real return on their enforced investment.

Financial performance in 2010

The financial performance of AIB in 2010 was extremely poor, though not unexpected given the events of the year and the continuing economic downturn. AIB made a loss after tax of € 10.4 billion on continuing operations, including the losses on the transfer of assets to NAMA.

Bad debts, particularly in our Irish business, were the most significant negative feature of our performance in 2010.

AIB did make an operating profit before these bad debt provisions and losses on transfer to NAMA. But our profitability is severely curtailed by what we pay to secure our funding. This funding includes our customer deposits and wholesale market borrowing and is the raw material for our business. The reality is when we lend out that money, the returns we are achieving are sometimes less than what we are paying for the raw material. AIB needs to achieve a fair but economic return on its products and services.

Capital

AIB’s capital requirements increased significantly in 2010 and 2011. A series of stress tests were carried out on AIB in 2010 and again this year. It is important to note that it is the opinion of the regulatory authorities that Irish banks, such as AIB, need to be capitalised well in excess of minimum internationally agreed regulatory levels to protect against any future shocks to the financial system and to restore confidence in Irish banks.

The original capital target of € 7.4 billion, or 8% core tier 1 capital, set in March 2010 after the European Commission stress test has been superseded by the new regulatory requirement for Irish banks to have core tier 1 capital ratio levels of at least 10.5% in a base case scenario and 6% in a stress scenario. The recent Prudential Capital Assessment Review (“PCAR”) shows that, following a series of actions already taken, AIB requires total additional capital of € 13.3 billion.

The State has confirmed its commitment to ensure AIB is recapitalised to the mandated extent. This level of recapitalisation would have seen AIB with a very strong pro-forma core tier one ratio of 22% at the end of 2010.

The PCAR, along with the Prudential Liquidity Assessment Review (“PLAR”), were the most onerous stress tests ever conducted on Irish banks and included highly adverse scenarios and assumptions designed to ensure the sector can withstand the most extreme market conditions.

AIB also raised € 8 billion through its own capital raising programme. This programme incorporated various business disposals including the sale of our Polish interests, the sale of our share in M&T Bank Corporation (“M&T”) in the United States, liability management exercises and the recent purchase of deposits from Anglo Irish Bank, which also contributed to capital.

The AIB loan book

AIB’s loan book reduced during 2010 by approximately € 34 billion reflecting loan transfers to the National Asset Management Agency, low customer demand and deleveraging actions we took in our international businesses. Our total loans at the end of the year, excluding NAMA, were € 94 billion excluding € 9 billion of loans from AIB’s recently sold Polish interests.

The quality of our loan book continues to be a key issue for the AIB Board and its management team. In the three years from 2008 to 2010, AIB’s loan losses totalled € 20 billion. An in depth review of all our lending processes has been completed and we have set clear key objectives around our credit culture policies and processes to avoid the mistakes of recent times.

In the past, AIB had too high an exposure to the construction and property sector. Loans to that sector have now reduced to € 26 billion (excluding mortgages), out of the total loan book of € 94 billion. This € 26 billion consists of € 7.4 billion in land and development loans with the remaining € 18 billion of loans in investment property, more than half of which is outside Ireland.

Land and development loans have been the biggest source of bad debts for AIB. Furthermore, in the recently completed PCAR, the capital requirement for AIB has assumed a 60 percent haircut for all residual land and development loans.

AIB’s largest loan portfolio is Irish mortgages at € 27 billion. This represents almost 29% of our total loans. Mortgage customer arrears have increased during 2010, although the pace of increase slowed in the second half of the year. We believe that arrears will continue to increase due to the high levels of unemployment in Ireland. Therefore we have increased our mortgage provision levels reflecting the additional bad debts we believe are present in our mortgage portfolios but have not been specifically recognised.

We have undertaken a comprehensive review of our loan portfolios in 2010 and set aside provisions of € 7.3 billion for our continuing operations - a very high but prudent level that reflects the deteriorating economic environment in the latter part of 2010, particularly in Ireland, and further falls in property values.

Impaired loans now have 42% specific provision coverage and an additional € 2.1 billion has been set aside for losses which we think are likely to emerge in our loan book. In addition, the capital we are required to hold by our regulator includes further material buffers for future losses. The scale of these figures is daunting but we are determined to draw a line under the past and move AIB forward.

Bad debts for all banks are closely related to the economic conditions prevailing within their markets. Therefore while future bad debt charges are subject to that important factor, we will be unstinting in endeavouring to ensure that AIB’s policies, procedures and practices control the risks we take and that we seek to manage them to the highest international standard.

Funding and liquidity

AIB, in common with other banks, continues to face funding and liquidity issues. Funding conditions in the first part of 2010 were reasonable. But as the year progressed subsequent negative international sentiment about the Irish economy and the banking sector meant AIB’s access to wholesale funding markets was much reduced.

There were also deposit outflows, most notably from our overseas institutional and corporate customers. This combination increased our reliance on funding from monetary authorities and also increased our loan to deposit ratio to 165% at the year end.

On 24 February this year more than 120,000 Anglo Irish Bank customer deposits totalling € 8.6 billion transferred to AIB. This move also saw NAMA bonds transfer to AIB along with the ownership of Anglo’s operation in the Isle of Man.

These transfers are improving our liquidity and are reducing our loan to deposit ratio as we work towards the target ratio defined by the Central Bank of Ireland of 122.5% by the end of 2013.

This is welcome news but much more needs to be done to improve the funding of our business. Market access for the Irish state and the banks is an essential precondition for a return to normality.

Board changes

The AIB Board saw considerable change in 2010. Dr Michael Somers was appointed a Non-Executive Director in January. Non-Executive Directors Sean O’Driscoll and Jennifer Winter resigned in April with Kieran Crowley and Bob Wilmers leaving in October.

Executive Chairman Dan O’Connor left the board in October and Group Managing Director Colm Doherty left in November. I want to record my thanks to them for their service to AIB.

In October, I was appointed as interim Executive Chairman and Jim O’Hara and Catherine Woods joined the AIB Board as Non-Executive Directors.

New management team

It is a priority of the AIB Board to ensure people with both the right mix of skills and of internal and external experience manage the organisation in the future. Our search for a new Chief Executive Officer has started and the AIB Board is working hard to ensure we attract the right person to this crucial role.

We have also carried out a comprehensive evaluation process to select a new top management team. The members of that team who have been selected from within AIB are currently going through the necessary approval processes and we are now actively seeking candidates externally for the remaining roles. Names will be announced as appointments are made.

Corporate Governance and Risk

AIB made progress last year in the way it handles its corporate governance and risk. I want to acknowledge the work Colm Doherty and Dan O’Connor instigated in these areas.

We must continue to build strong centralised governance which includes robust control standards and functions. The necessity to move away from fragmented divisional control to a centralised approach is underpinned by findings in reports commissioned from external parties including Promontory, Mazars and Deloitte.

AIB has initiated a major risk and governance transformation programme as part of the wider review of the organisation. The programme is designed to ensure our risk and control frameworks are fit for purpose and are fully compliant with new and additional regulatory requirements. These frameworks must be resilient and responsive to potential economic and financial shocks and other risks that might emerge in the future.

Rebuilding AIB – the strategy

When I took up the role of Executive Chairman, I made a commitment to undertake a review which would develop a new strategy for AIB.

Throughout this review process it has been clear that the challenges we face are enormous but, nevertheless, surmountable. To overcome these challenges will require radical change of a magnitude never before undertaken in AIB. This will happen across the organisation and this will involve difficult decisions and strong actions in relation to our structure, size and focus.

We will establish a new core bank with a restructured balance sheet achieved through the separation and progressive disposal and winding down of non-core assets. The present divisional structures will be dismantled and replaced by business units focused on our customers’ needs. Credit, risk, control and support functions will be significantly restructured and consolidated.

The core business will concentrate on the Irish market including Northern Ireland. It will focus on the personal, small business, commercial and corporate sectors and also include a selective overseas presence, supporting expatriate Irish business as well as cross-border trade and investment flows.

Non-core will comprise assets that no longer fit with our new strategic direction and some businesses or portfolios which represent excessive risk or offer a poor return profile. These businesses will be wound down and reduced in size over time. Hasty disposals – or fire sales – of assets will be avoided.

To ensure AIB is best placed to serve our business and personal customers, our product ranges will be simplified and re-positioned to give value at an acceptable return.

We will invest in new technologies to increase our speed, reach and efficiency. All of this will be achieved without losing sight of the key objective of supporting our customers through this challenging period and helping to revitalise the national economy.

AIB will become a smaller organisation with a fresh leadership team, a restructured balance sheet, a redefined customer strategy and a new operating model.

This new AIB will form a strong foundation from which a profitable business can be rebuilt. This business will be well positioned to gain a significant share of the stronger national banking market which, we believe, will emerge in time. The combination with EBS will further strengthen this proposition.

People

The transformation to a more focused, more cost effective organisation will inevitably entail job losses. AIB is negotiating with state authorities to progress a programme of job cuts this year and into 2012.

In the meantime, there is much work to be done to address both AIB’s problem loans and issues with our legacy processing and operating systems. This is a priority for 2011.

AIB will need also to attract and retain individuals with the specific skills needed for the future. Our competitive edge in this area must not be blunted. There is no reason that, in time, AIB cannot become, once again, a preferred employer with staff proud to work for the organisation.

Economic outlook

The speed at which AIB recovers and returns to profit is heavily influenced by Ireland’s economic prospects, which remain challenging.

Throughout 2010 and into this year, demand for new loans from small firms and personal customers has been subdued. This together with a weak capital and funding position has reduced the ability of AIB to lend to these sectors. We are also seeing existing customers paying down existing debts rather than increase borrowing. However AIB accepts it needs to do more to resume normal lending.

Latest official figures show that the economy contracted again last year. Real GDP declined by 1% in 2010 but there are hopeful signs that a positive rate of growth will be achieved in 2011.

Our exports are performing very strongly, increasing by almost 10% in real terms last year. Inward foreign direct investment is also very buoyant and global growth prospects remain favourable. These are good omens for the future as exports now form a very large part of the economy.

However, on the domestic side of the economy, demand continues to fall and may not stabilise until 2012 or later. The latest unemployment statistics were disappointing. Employment continues to fall (down almost 3.5% in the last quarter of 2010 in annual terms) and the unemployment rate is now well over 14%. Job losses, higher inflation and tighter budgetary measures will depress consumer spending in 2011. Investment spending will also fall again this year.

On a more positive note, the rate of decline in domestic demand is slowing and consumers are becoming slightly more optimistic. The underlying budget deficit has also been stabilised.

A resolution of the Irish banking crisis should also have a more profound positive influence on domestic and international confidence in Ireland’s ability to recover from the deep economic and financial crisis of the past three years.

The future

In 2010, we have endured the heavy consequences of our problems. I want to thank customers for the tremendous support we have received from so many of them.

With the completion of our plan, the support of taxpayers, customers and shareholders, AIB has taken the first steps on the road to recovery to a future as a standalone, independent bank.

The energy, resilience and dedication shown by AIB staff in the last few months has been deeply impressive to me. I want to take this opportunity to pay tribute to the way they have faced the challenges of recent times with great patience, commitment and capacity for hard work.

Ireland needs healthy and vibrant financial services able to support economic recovery and growth. The Government proposals announced on 31 March 2011 give us a firm foundation to rebuild our business and return it to profitability.

I believe this bank will remain at the heart of the Irish financial sector. My colleagues and I are wholly committed to ensure this is the case.

AIB continues to face serious challenges and problems. The hard days are not over yet but I promise to do everything in my power to make sure that next year we have a more positive story to tell.

David Hodgkinson

Executive Chairman

11 April 2011

Corporate Social Responsibility

AIB has worked with all stakeholders to provide Corporate Social Responsibility (“CSR”) support and the focus has been to adjust to the rapidly changing market environment. AIB is committed to further embedding CSR policies and practices across the Group in order to restore its credibility and reputation.

Marketplace

AIB recognises its role in supporting its customers and in contributing to the general economic recovery. To support this objective, a number of initiatives were introduced.

Small and Medium Enterprises (“SMEs”)

A new ‘AIB Small Business Recovery Scheme’ was launched in 2010 specifically targeted at small business customers in Ireland. The aim of the scheme, is to support viable small businesses through the current economic conditions. The scheme, with a fund of € 500 million, will achieve this by restructuring existing borrowings and providing additional working capital to meet businesses’ needs.

Seminars were held throughout Ireland, entitled ‘AIB Open for Business’. These were attended by SME owners and professional and business support groups. In addition, a key business influencers’ communication programme for professional advisers to SMEs was launched, together with sponsorship and awards schemes to support and promote business confidence.

In 2010, at the request of the Irish Government, a Credit Review Office was established to provide a process to review decisions made by the bank to refuse, reduce or withdraw credit facilities to SMEs, sole traders or farm enterprises. The third quarterly report from the Credit Review Office, issued in February 2011, acknowledged the progress that AIB has made on its commitments to support these customers both in terms of meeting the € 6 billion lending target set by the Government by the end of March 2012 and the range of initiatives AIB has undertaken to promote demand for credit.

Personal Customers

During 2010, an online campaign ‘Reviewing your Finances’ was launched which helps personal customers review the current shape of their finances and provides them with suggestions as to what should be considered.

A brochure entitled ‘Managing your personal borrowings’ was also launched, which focuses on customers in difficulty and in need of debt consolidation. This document encourages customers to contact AIB as soon as possible to review their current situation and requires them to provide background information before meeting on a one-to-one basis with a staff member to find a viable solution. To support these initiatives, a specific debt management staff engagement training programme has been implemented.

Mortgages

AIB supported mortgage customers by putting in place a range of measures including interest only or deferred repayments. Under the Central Bank of Ireland’s Code of Conduct on Mortgage Arrears, AIB introduced the five step Mortgage Arrears Resolution Process to help mortgage customers in arrears, or at risk of going into arrears. This also applies to customers where an alternative repayment arrangement already in place breaks down or expires.

General

Since 2006, AIB has been contributing to the Social Finance Foundation, an organisation which makes loan finance available at affordable interest rates to community based projects and micro enterprises, which yield a social and financial return. At the end of 2010, € 15 million of these approved loans have been drawn down. AIB initially provided € 6.27 million to the Foundation and since 2009 has also provided an annual payment of € 1.5 million, which will continue to 2021.

In addition, AIB continued to report quarterly to the Department of Finance and the Central Bank of Ireland on its customer support obligations under the terms of the Government recapitalisation package.

People

2010 was another year of significant change for the staff in AIB. Various assets and businesses were put up for sale and there were a number of changes in top management and at Board level. Following the appointment of the Executive Chairman in October 2010 a review of the organisation commenced with a view to defining the future shape of AIB in terms of its business focus, its strategy, its structure and its staff. The Chairman has communicated regularly to staff on the progress of the review.

The bank continued to engage with the Irish Bank Officials’ Association, the recognised trade union for bank officials in the Republic of Ireland, Northern Ireland and Great Britain, on a range of issues including job security during 2010 under the partnership arrangement.

Training and development continued during 2010 in a number of areas. An enhanced Credit Professionalism programme was introduced which builds on existing skills and introduces a focus on financial literacy and the professional requirements of AIB and the financial services industry. Capital Markets ran tailored leadership and development and customer relationship programmes. Mandatory health and safety training was rolled out through an e-learning based course outlining responsibilities under the AIB Group Safety Statement. Other mandatory courses, under AIB’s Group Compliance and Ethics training programme, covered topics on anti-money laundering, data protection, ethics, treating customers fairly, fraud prevention and policies.

In Ireland, 4,584 staff achieved the Minimum Competency Requirements accreditation required for their roles, since the introduction in 2006 of the Central Bank of Ireland’s Minimum Competency Requirements. Ongoing continuing professional development is required by these staff to maintain this accreditation.

AIB’s head office at Bankcentre was recognised for its accessibility during 2010 and was awarded an Able Business Excellence Award, granted by leading disability charity Rehab and the quality experts Excellence Ireland Quality Association. In addition, AIB Group was recognised at the 02 Ability 2010 Awards achieving ability company status in the retention and wellbeing category. Both of these awards are welcome reflections of AIB’s commitment to AIB staff and customers who have disabilities.

Employee information AIB Group*

Total staff **	23,208
Voluntary attrition	4.2%
Permanent/temporary staff	93	%(P)
	7	%(T)
Part-time/Full time staff	6	%(PT)
	94	%(FT)
Average age of employees (years)	40
Average length of service (years)	14
Male/Female staff	35	%(M)
	65	%(F)

*	Information as at December 2010, including BZWBK, excludes Polish subsidiaries.
**	Reflects the Full Time Equivalent (“FTE”) of staff in payment, includes staff on paid leave arrangements

Corporate Social Responsibility

Community

Charitable groups and programmes are seeking support now more than ever. In 2010, AIB continued to support community projects through the Better Ireland programme. € 1.82 million was donated to 546 children’s projects throughout the country making a total of € 17.85 million donated to deserving projects in Ireland since 2001.

Staff across AIB Group donated more than € 182,000 to charities during 2010. These funds are just part of the effort across the network which saw AIB staff donating both money and time to Irish and international charities.

AIB is in its third decade of sponsorship with the Gaelic Athletic Association (“GAA”) and in particular, the AIB All Ireland Club Championships which focus on club and games development. AIB also sponsored the AIB Ladies Irish Open which attracted the strongest field of women professional golfers in its history, profiling Ireland and generating local economic benefit. In Ireland, AIB has given the use of its corporate hospitality boxes in Croke Park and the Aviva Stadium to registered charities in the Republic of Ireland, to entertain their donors and patrons for the 2010/2011 GAA and rugby seasons.

Allied Irish Bank (GB) as part of its five year Founding Partnership sponsorship with Ascot Racecourse hosted a charity day with 240 guests attending. The organisations involved included Christian Vision, The Eden Project, and The National Association for the Care and Resettlement of Offenders, Muscular Dystrophy Campaign, Nordoff Robbins Music Therapy, Rainbow Family Trust and St Giles Hospice, all of whom hosted a table of guests and supporters at the event.

A number of financial education programmes continued during the year. AIB had the highest number of corporate volunteers deliver Junior Achievement’s curriculum in schools in Ireland, preparing young people for the world of work and teaching financial literacy; AIB Kids website www.aib.ie/kids, which teaches children about finances in an easy, informative and fun way; and AIB Build a Bank Challenge, a programme aimed at senior students introducing the concept of banking and finance in an interactive manner. In addition, AIB is a lead member of the Business in the Community network and supports the BITC Schools Business Partnership, a programme which aims to address educational disadvantage in Ireland.

AIB worked with the National Consumer Agency (“NCA”) in the development of a pilot programme called ‘Money skills for life…’. This programme involves a one-hour presentation to employees in their workplace covering topics including managing your money, saving and investing, planning for retirement and dealing with debt, among others. The programme is available to all workplaces in Ireland, run by the NCA with presenters from the financial services industry, including volunteers from AIB.

AIB continued to support the arts and sponsored the Irish Photojournalism Awards for the eighth year. These annual awards, which are run in conjunction with the Press Photographers Association of Ireland recognise, reward and showcase excellence in press photography. The AIB Photojournalism exhibition travelled to AIB branches around the country in order to give access to the exhibition to as wide an audience as possible.

Loans of key artworks from the AIB Art Collection to municipal, regional and national galleries continued during 2010. For example, one exhibition at Draíocht in Blanchardstown, Co Dublin in partnership with Fingal County Council’s Arts Office entitled, “In Colour”, contained a selection of 20th century works by Irish artists which were on loan from both AIB Group and other collections. This exhibition was accompanied by an extensive education programme including mediated tours, resource packs and talks by featured artists.

Environment

AIB is fully committed to sustainability with a commitment to live up to its responsibilities and continuously seek to improve efforts in this area.

In 2010, the results of the measurement of AIB’s carbon footprint calculation in the Republic of Ireland were assessed using data collected in late 2009. The calculation shows that AIB’s total carbon footprint has reduced by 16% since the 2006 assessment period. For the same period, the reported carbon footprint for energy has reduced by 9%. Although this falls short of AIB’s stated target of 10%, it is attributable to a more thorough methodology for acquiring the 2009 data, thus accounting for greater emissions.

Energy is a key area where AIB has concentrated efforts resulting in our levels of electrical energy consumption in 2010 remaining approximately 15% below corresponding periods in 2009. These results were achieved through a Bankcentre, Dublin energy reduction project which is ongoing.

A bin-less office initiative was introduced in AIB’s head office at Bankcentre. This has produced very positive results with the volume of general waste reducing by 11.78 tons per month, from 29.4 tons in January 2010, to 17.62 tons in June 2010. The effect of this is a significant reduction in waste being diverted from landfill to be recycled and also a reduction in costs.

In Northern Ireland, the 12th Business in the Community Environmental benchmarking ARENA Survey reported First Trust Bank (“FTB”) achieving a top 20% position for the second year in a row, in what is widely recognised as the principal measure of environmental engagement in Northern Ireland. FTB achieved an overall score of 89% which compared very favourably with the average score of 72% and the financial sector average of 69%. FTB also launched a unique community ‘shredding’ event. Shred-It Ireland located one of its mobile shredding units at an FTB branch for the day and provided a document destruction service to the general public. This initiative helped to prevent fraud through identity theft and also supported the environment by diverting documents away from landfill and into recycled household paper products.

AIB in the Republic of Ireland launched the ‘Cycle to Work’ scheme – a Government introduced tax advantaged initiative – which supports a greener environment. Take-up represented 7.5% of all AIB staff in the Republic of Ireland area, almost double the national average take-up of 4%.

The AIB ‘Add more green’ e-statement initiative continued to be popular with over 268,000 customers opting for online rather than paper statements. AIB donates € 2 for every customer who takes this option and this has generated over € 1,000,000 for the ‘Add more green’ fund. This fund is used to support environmental projects both in Ireland and internationally. One such project, launched this year in conjunction with Coillte, was the development of a native woodland area with both recreational and educational facilities at Carrigeenroe, Co Roscommon. As well as supporting biodiversity objectives, the addition of an amenity trail for visitors brings the site to life as a living educational resource for the community.

Benchmarking

AIB participated in the development of ISO 26000: Guidance for social responsibility (a new ISO guidance standard), through the National Standards Authority of Ireland. AIB will continue to review its CSR practices using this guidance.

During 2010, AIB also contributed to the Ethical Investment Research Services annual survey, the results of which qualified AIB for inclusion in the FTSE4Good Index, the leading global responsible investment index. In addition, AIB also participated in the Carbon Disclosure Project Ireland report and the Dow Jones Sustainability Index. All of these allow AIB benchmark corporate responsibility policies and practices in a number of areas including labour standards, environmental sustainability and supply chain management among others and identify gaps where action can be taken.

AIB participated in the pilot programme supporting the development of ‘Business in the Community’ Ireland’s Business Working Responsibly mark during the year. This again provided key feedback in terms of AIB’s current policies and practices and is an excellent tool to use to improve in the area of CSR.

More information www.aibgroup.com/csr

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

AIB Group conducts retail and commercial banking business in Ireland. It has an extensive branch network across the country, a head office in Dublin and a capital markets operation based in the International Financial Services Centre in Dublin. AIB also has retail and corporate businesses in the UK, offices in Europe and a subsidiary company in the Isle of Man and Jersey (Channel Islands).

In December 1983, AIB acquired 43 per cent. of the outstanding shares of First Maryland Bankcorp (“FMB”). In 1989, AIB completed the acquisition of 100 per cent. of the outstanding shares of common stock of FMB. During the 1990s, there were a number of ‘bolt-on’ acquisitions, the most notable being Dauphin Deposit Bank and Trust Company, a Pennsylvania chartered commercial bank which was acquired in 1997. Subsequently, all banking operations were merged into Allfirst Bank. In 2003, Allfirst was integrated with M&T Bank Corporation (“M&T”). Under the terms of the agreement AIB received 26.7 million shares in M&T, representing a stake of approximately 22.5 per cent. in the enlarged M&T, together with US$ 886.1 million cash, of which US$ 865 million was received by way of a pre-sale dividend from Allfirst Bank.

The Group entered the Polish market in February 1995, when it acquired a non-controlling interest in Wielkopolski Bank Kredytowy S.A. (“WBK”). The Group subsequently increased its shareholding in WBK to 60.14 per cent. through a number of additional transactions. In September 1999, AIB completed the acquisition of an 80 per cent. shareholding in Bank Zachodni S.A. (‘Bank Zachodni’) from the State Treasury, and through a number of subsequent transactions increased its shareholding in Bank Zachodni to 83 per cent. In June 2001, WBK merged with Bank Zachodni to form BZWBK, following which the Group held a 70.5 per cent. interest in the newly-merged entity. The Group’s interest in BZWBK decreased to approximately 70.36 per cent. when BZWBK’s share capital was increased in 2009.

In October 1996, AIB’s retail operations in the United Kingdom were integrated and the enlarged entity was renamed AIB Group (UK) p.l.c. with two distinct trading names, First Trust Bank in Northern Ireland and Allied Irish Bank (GB) in Great Britain.

In January 2006, Aviva Life & Pensions Ireland Limited and AIB’s life assurance subsidiary, Ark Life were brought together under a holding company Aviva Life Holdings Ireland Limited (“ALH”), formerly Hibernian Life Holdings Limited. This resulted in AIB owning an interest of 24.99% in ALH. Following this, AIB entered into an exclusive agreement to distribute the life and pensions products of the venture.

Since mid 2008, AIB Group has experienced many significant challenges as a result of issues arising from the financial crisis. The Group had expanded significantly outside Ireland in the past, as outlined above, as well as having smaller operations and interests in other markets. However, resulting from the provision of support to AIB as part of a broader arrangement with the Irish Government and the European Commission, the Group agreed in 2010 to replenish capital levels by way of disposals, namely its BZWBK and M&T shareholdings (and selected other businesses). AIB disposed of M&T on 4 November 2010 and agreed the sale of BZWBK on 10 September 2010. The sale of BZWBK was completed on 1 April 2011.

AIB ceased trading on the main markets of the Irish and London stock exchanges on 25 January 2011. Its ordinary shares are now listed on the Enterprise Securities Market of the Irish Stock Exchange and its ADRs continue to be listed on the New York Stock Exchange.

1.2 Relationship with the Irish Government

Since the onset of the global and Irish financial crisis, AIB’s relationship with the Irish Government has changed significantly.

As at 31 December 2010, the Government, through the National Pension Reserve Fund Commission (“NPRFC”), held 49.9 per cent. of the ordinary shares of the company (the share of the voting rights at shareholders’ general meetings), 10,489,899,564 convertible non-voting (“CNV”) shares and 3.5 billion 2009 Preference Shares. On 8 April 2011, the NPRFC converted the total outstanding amount of CNV shares into 10,489,899,564 ordinary shares of AIB, thereby increasing its holding to 92.8% of the ordinary share capital.

In addition to its shareholders’ interests, the Government’s relationship with AIB is reflected through formal and informal oversight by the Minister and the Department of Finance and the Central Bank of Ireland, representation on the Board of Directors (three non-executive directors are Government nominees), participation in NAMA (defined below), and otherwise.

Financial review - 1. Business description

Participation in the National Asset Management Agency (“NAMA”) has had a particularly significant impact on the size, quality, sectoral and geographical spread of AIB’s loan portfolio. Between early April 2010 and 31 December 2010, AIB transferred to NAMA, financial assets with a gross carrying value of € 18.6 billion in exchange for NAMA senior and subordinated bonds of € 8.5 billion of nominal value. Furthermore, financial assets with a gross carrying value of € 2.3 billion were, at 31 December, due to transfer in early 2011. In March 2011, € 1.1 billion of this remaining amount transferred.

An element of the joint EU/IMF programme, outlined below, requires that the NAMA scheme be extended and in this regard, a bill was introduced in the Dail (lower house of the Irish parliament) in early 2011, however, no legislation has been enacted to date.

In addition to its ownership interest in AIB, the Government’s relationship with AIB has included the guarantee of a wide range of AIB’s obligations, including deposits and specified senior debt obligations, as set forth in AIB’s consolidated financial statements, the notes thereto and the ELG and other schemes described therein. The provision of this support helped to allay the concerns of depositors and other creditors in 2009 and 2010. However, the worsening financial condition of the Irish sovereign in late 2010 had a corresponding adverse impact on customer deposit levels in AIB and other Irish banks with the result that the need for further Government and international support became evident.

On 28 November 2010, the Irish Government agreed in principle to the provision of € 85 billion of financial support through the European Union (“EU”) and International Monetary Fund (“IMF”) Joint Programme for Ireland. The Irish Government’s contribution to the € 85 billion facility will be € 17.5 billion. One part of this programme deals with the restructuring and reorganisation of the Irish banks for which € 35 billion of the financial support is earmarked. It is too early to predict what final benefits AIB will ultimately derive from this Joint Programme.

On 31 March 2011, following PCAR and PLAR assessments which took place in February/March 2011, the Central Bank announced the following:

•	a minimum capital target for AIB of 10.5% core tier 1 in a base scenario and 6% core tier 1 in a stressed scenario;

•	a target loan to deposit ratio of 122.5% by 2013, through a combination of run-off and deleveraging; and

•	a requirement to raise € 13.3 billion (€ 10.5 billion plus a € 2.8 billion capital buffer).

Following on the results of these assessments, the Minister for Finance announced on 31 March 2011 a restructuring of the Irish banking system. This restructuring revolves around two pillar banks, with AIB and EBS, a mutual society, merging in the coming months (subject to State aid and regulatory approvals) to form one of these pillar banks. The non-core division of the combined entity will be required to deleverage assets to achieve the target loan to deposit ratio. The Government signalled its support for the recapitalisation of the Irish banks, which amounts to € 24 billion, to ensure that the Irish banking system is returned to health. It has also signalled that it will seek direct contributions to solving the capital issues of the banking system by requiring further significant contributions from other sources, including from subordinated debt holders, by the sale of assets to generate capital and where possible, by seeking private sector investors.

The Irish Government’s support of AIB reflects the important role it plays in the Irish economy. However, it has required AIB to seek Irish Government and European Commission approval of comprehensive restructuring plans in accordance with EU state aid and other requirements and to otherwise undertake business and other initiatives that support Governmental priorities. In addition to participation in NAMA, AIB restructuring approvals have so far been conditioned on capital raising initiatives such as the M&T and BZWBK disposals referred to above, lending initiatives to support SMEs, first time buyers of residential premises in Ireland and other customers, an agreement to purchase certain deposits from Anglo Irish Bank in early 2011, and other initiatives.

Irish Government, EU and related initiatives will have a material impact on the future financial condition and prospects of AIB.

1.3 The businesses of AIB Group

The business of AIB Group is now conducted through three major operating divisions namely: AIB Bank ROI, Capital Markets and AIB Bank UK. A decision was made in March 2010, to hold certain investments for sale which included principally AIB Group (UK) (which formed AIB Bank UK division); M&T Bank Corporation; and BZWBK and Bulgarian American Credit Bank AD (“BACB”) which were the predominant elements of Central and Eastern Europe division. The sale of M&T Bank Corporation was completed in November 2010. A sale was agreed for BZWBK on 10 September 2010 and was completed on 1 April 2011. In relation to AIB Group (UK), AIB decided to halt the sales process in November 2010 in the light of continuing challenging market conditions in the United Kingdom.At 31 December 2010, AIB Group (UK) business is shown as part of continuing operations.

The current divisional structure is under review as part of the restructuring plan for the organisation. The businesses of AIB Group are described below.

AIB Bank Republic of Ireland division

AIB Bank Republic of Ireland (“ROI”) Division, with total assets of € 57.9 billion at 31 December 2010, covers retail and business banking operations in the Republic of Ireland, Channel Islands and Isle of Man, in addition to asset finance, wealth management and credit card services. ROI Division supports both business and personal customers and commands a strong presence in all key sectors including SME, mortgages and personal. It provides customers with choice and convenience through:

•

A range of delivery channels consisting of over 182 branches, 86 outlets and 14 Business Centres, 783 ATMs and AIB Phone and Internet Banking as well as an alliance with An Post which gives our customers banking access at over 1,000 Post Offices nationwide;

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

AIB Card Services provides credit and debit card products to the ROI personal and corporate customer base, supporting their payment and consumer credit requirements.The products are delivered across all channels. AIB has a joint venture with First Data International, trading as AIB Merchant Services. This provides access to leading edge technology, enhanced risk management, operational capability and best in class functionality for merchants and partners in the merchant acquiring business.

Capital Markets division

AIB Capital Markets activities, with total assets of € 40.1 billion at 31 December 2010, comprises corporate banking, treasury and investment banking. These activities are delivered through the following business units: AIB Corporate Banking, Global Treasury and Investment Banking.

AIB Corporate Banking provides a fully integrated, relationship-based banking service to top-tier companies, both domestic and international, including financial institutions and Irish commercial state companies. AIB Corporate Banking’s activities also include participating in, developing and arranging acquisition, project, property and structured finance in Ireland, the UK, North America and Continental Europe. Corporate Banking’s not-for-profit activities are provided through Allied Irish America(1). Corporate Banking has also originated and manages four Collateralised Debt Obligation (“CDO”) funds(2). The assets under management of the CDO funds at 31 December 2010 were € 1.6 billion.

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

Financial review - 1. Business description

Investment Banking provides a range of services including corporate finance through AIB Corporate Finance Limited; outsourced financial services through AIB International Financial Services Limited; and asset management through AIB Investment Managers Ltd (“AIBIM”). During 2010, Investment Banking provided corporate finance and stockbroking services through Goodbody Stockbrokers(3). AIBIM manages assets principally for institutional and retail clients in the Republic of Ireland. Investment Banking also includes the management of property fund activities (principally in Polish properties).

AIB Capital Markets is headquartered at Dublin’s International Financial Services Centre and has operations in a number of principal UK, US and Polish cities; and in Frankfurt, Paris, Luxembourg, Budapest, Zurich and Toronto.

AIB Bank UK division

The AIB Bank UK division, with total assets of € 20.9 billion at 31 December 2010, operates in two distinct markets, Great Britain and Northern Ireland, with different economies and operating environments. The division’s activities are carried out primarily through AIB Group (UK) p.l.c., a bank registered in the UK and regulated by the Financial Services Authority (“FSA”).

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

Allied Irish Bank (GB) is positioned as a specialist business bank, providing a relationship focused alternative to UK high street banks. The bank offers a full range of banking services, including daily banking, deposits solutions, corporate banking and international trade expertise to SMEs, mid-size corporates and professionals in the UK. Its services to businesses are complimented by its wealth management and personal banking offerings, delivered through the traditional branch network and online banking systems. Allied Irish Bank (GB)’s relationship approach has been validated externally on a number of occasions over the past decade by Business Superbrands and Forum of Private Business and the bank’s commitment to staff development has consistently achieved the recognition of the Investors in People (“IiP”) standard since 1995.

Northern Ireland

In this market, the division operates under the trading name First Trust Bank from 48 branches and outlets throughout Northern Ireland. The First Trust Bank head office is located in Belfast, together with the divisional processing centre.

A full service, including internet and telephone banking is offered to business and personal customers across the range of customer segments, including professionals and high net worth individuals, small and medium enterprises, as well as the public and corporate sectors.

Specialist services, including mortgages, credit cards, invoice discounting and asset finance are based in Belfast and delivered throughout the division.

First Trust Independent Financial advisers provides sales and advice on regulated products and services, including protection, investment and pension requirements.

First Trust Bank is strongly rooted in the communities which it serves and supports a wide range of business, community and charitable initiatives, with strong links to the education sector in Northern Ireland.

Discontinued operations

BZWBK was held as a discontinued operation at 31 December 2010, with the sale completed on 1 April 2011. BACB was held as a discontinued operation at 31 December 2010.

(1)	The process of winding down the activities of Allied Irish America began during 2010.
(2)	On 18 February 2011, AIB Capital Markets plc entered into an agreement to sell their collateral management business with the intention of being replaced as investment manager to the CDO funds.
(3)	The sale of Goodbody Holdings Limited and associated companies was completed subsequent to Central Bank approval received on 24 December 2010.

1.4 Organisational structure

AIB Group consists of a number of legal entities, the parent company being Allied Irish Banks, p.l.c., which has investments in a number of subsidiaries and associated companies. The business of the Group is conducted through its divisional structure which can span a number of legal entities. Following the requirement to raise additional equity capital by 31 December 2010, certain businesses were classified as discontinued operations/disposal groups during the year. These businesses are shown under the headings ‘Discontinued operations/disposal groups’. The principal legal entities within the divisional structures as well as the more significant business activities are shown below:

AIB BANK ROI DIVISION

Allied Irish Banks, p.l.c.

General retail and business banking through some 268 branches and outlets and 14 business centres in the Republic of Ireland.

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

CAPITAL MARKETS DIVISION

Allied Irish Banks, p.l.c.

Management of liquidity and funding needs; interest and exchange rate exposures; financial market trading activities; provision of lending; trade finance and commercial treasury services; provision of corporate banking and not-for-profit activities(1).

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

AIB BANK UK DIVISION

AIB Group (UK) p.l.c.

31 branches and 1 business development office in Britain, trading as Allied Irish Bank (GB), focused primarily on the mid-corporate business sector. 48 branches and outlets in Northern Ireland, trading as First Trust Bank, focused on general retail and commercial banking and also asset finance and leasing.

Discontinued operations/ disposal groups

Bank Zachodni WBK S.A.

A commercial and retail bank which operates through 527 branches and 100 agency outlets in Poland. On 10 September 2010, AIB announced its agreement to sell its interest in Poland. The sale completed on 1 April 2011. This interest was held as a discontinued operation until completion of sale.

AmCredit

A mortgage lender which operates through three branches in Lithuania, Latvia and Estonia. This investment is held as a disposal group within continuing operations.

(1)	The process of winding down the activities of the not-for-profit activities in the US began during 2010.

The above subsidiary undertakings are wholly-owned with the exception of Bank Zachodni WBK S.A. (31 December 2010: 70.36%). The registered office of each is located in the principal country of operations for divisional reporting purposes.

Financial review - 1. Business description

1.5 Competition

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

Republic of Ireland Competition in retail banking in the Republic of Ireland has undergone a significant transformation in light of the recent economic crisis with a resultant change in both operating models and behaviours. The economic crisis and resultant banking crisis has lead to both Government and European intervention through Government sponsored bank guarantee schemes, the recapitalisation of many banks operating in Ireland (both domestic and foreign), the nationalisation or substantial Government financial support across the majority of domestic institutions as well as transfer of property related assets to the National Asset Management Agency.

The focus of competitive activity in retail banking continues to be to provide enhanced credit support to existing customers in particular SMEs as well as to retain and gather deposits. Deposit pricing continues to be extremely competitive and unsustainable in the medium term. Foreign owned institutions have either withdrawn completely, are in the process of withdrawing through asset holding companies and are no longer providing credit or are scaling back substantially.

The economic downturn has resulted in a fall off in demand for banking products and services in both the personal and business markets. In the personal market, consumers are paying down debt and saving more, reflected in a reduction in national personal credit levels and an increase in the national personal savings ratio. Activity in the mortgage market continues to be limited.

Through 2010 both domestic and foreign institutions have been realigning their business models in response to the reduced demand for banking services.

UK Competition in the UK banking market has been changed dramatically by the global economic crisis, and specific issues with Ireland and Irish banks have had an adverse impact on Irish banks operating in the UK market.

Public concern in the UK regarding the stability of the Irish banking system heightened significantly in the second half of 2010 as a result of the downgrading of both Irish sovereign debt and the debt of Irish banks. Although Ireland’s state authorities extended the Eligible Liabilities Guarantee Scheme, which was put in place to safeguard all deposits with Ireland’s main banks (including their UK operations), Irish banks operating in the UK market experienced significant deposit withdrawals during the year.

The focus of activity in the UK retail deposit market has therefore been on maintaining close relationships with customers in order to retain existing deposits, and attracting new deposits where possible in a very competitive market.

On the credit side, demand for new lending was subdued given the economic climate. Although improving credit conditions were reported during 2010, the increased availability of bank credit appeared to benefit only larger businesses, while many smaller businesses and households continued to experience difficulties in accessing affordable credit, despite the UK Banks’ requirement to provide credit through their Small Business Funds.

United States Since the disposal of M&T Bank Corporation in November 2010, AIB’s presence in the United States has been substantially reduced and is focussed on a specific range of banking activity.

1.6 Economic conditions affecting the Group

AIB’s activities in Ireland accounted for the majority of the Group’s business in 2010. As a result, the performance of the Irish economy is extremely important to the Group. However, the Group also continued to operate businesses during 2010 in the United Kingdom, the Eurozone, Poland and the United States, which means that it is also influenced directly by political, economic and financial developments in those economies.

Since August 2007, global financial markets have experienced significant volatility and turmoil which have caused a breakdown of wholesale banking markets, large write-downs among financial institutions, a major change in the banking landscape and a credit crisis that has extended into some sovereign debt markets. The impact of the financial crisis has been very damaging. According to the IMF, world GDP fell by 0.6% in 2009, with the advanced economies suffering a decline in real GDP of 3.4%.

The world economy has been recovering since around the middle of 2009 and world GDP is forecast by the International Monetary Fund in its World Economic Outlook Update (25 January 2011) to expand by 4.4% in 2011 and 4.5% in 2012, following growth of 5% in 2010. The recovery, though, has been sluggish and uneven in developed economies, where GDP growth is forecast by the IMF at 2.5% for both 2011 and 2012, compared with 3.0% in 2010.

According to Ireland’s Central Statistics Office’s (“CSO”) National Income and Expenditure (“NIE”) 2009 publication, real GDP in Ireland fell by 3.5% in 2008 and a further 7.6% in 2009. The severity of the 2008/2009 Irish recession was primarily due to the particularly sharp decline in residential property investment. Based on CSO NIE estimates, new housing output fell by almost 30% in 2008, resulting in a negative contribution of 2.5 percentage points to the change in real GDP in that year. A further fall in residential investment of close to 50% in 2009 accounted for another 3.5 percentage points decline in real GDP.

National Accounts data published by the CSO for 2010 show that GDP contracted by 1% last year. Housing remained a significant drag on the economy, knocking a further 2.0 percentage points off GDP last year. Consumer and government spending are estimated to have declined by 1.2% and 2.2%, respectively, in 2010. Exports, though, recovered strongly last year as the world economy regained momentum, rising by 9.4% following a decline of 4.1% in 2009.

Due to the very large role played by exports of foreign-owned multinationals in the Irish economy, there is a significant amount of annual profit repatriations which often results in differences in the annual growth in GDP and GNP, since the profits of multinationals are not included in GNP. The latter was smaller in absolute terms in 2010, by the equivalent of 19% of nominal GDP. According to the CSO NIE, real GNP fell by 10.7% in 2009 compared to the 7.6% decline in GDP, while in 2010, real GDP fell by 1% and real GNP contracted by 2.1%

Economic conditions in the United States, the United Kingdom and the Eurozone, Ireland’s three most important trading partners, deteriorated sharply in 2008 and the first half of 2009, with all three economies enduring a deep recession. A moderate recovery in activity has been underway in all three economies since around the middle of 2009.

US GDP is estimated to have grown by 2.9% in 2010 following a decline of 2.6% in 2009; GDP growth in the United Kingdom is put at 1.3% last year after it fell by 4.9% in 2009, while in the Eurozone, GDP growth is put at 1.7% last year after it fell by over 4% in 2009. (Source: IMF World Economic Outlook Update, 25 January 2011).

Meanwhile, the Polish economy actually avoided recession but GDP growth did slow to 1.7% in 2009 before recovering to a growth rate of 3.8% last year (Source: Eurostat 3 March 2011). The economic performance of Poland has been very impressive. It has been helped by its sound financial system, a sharp weakening of the zloty in the second half of 2008, strong FDI flows and the supportive stance of fiscal and monetary policy.

Not surprisingly, given the deep recession, labour market conditions have weakened significantly in Ireland since 2007. Employment fell by 1.1% in 2008 and 8.2% in 2009 according to CSO data, and fell by a further 4.2% in 2010. Over half the job losses are in construction. While the labour force also contracted, CSO data show that the unemployment rate had risen to over 14% by the final quarter of 2010.

Ireland retains many of the fundamental factors that supported strong rates of economic growth in the past two decades (such as a young, highly educated labour force, a relatively competitive corporate tax regime, labour market flexibility, access to European and global markets and continued inward Foreign Direct Investment (“FDI”)). These factors, as well as gains in competitiveness, will be crucial in restoring the economy to a solid growth path over the next number of years. A modest rise in GDP is expected in 2011, helped by a continuing strong performance from exports, with growth picking up thereafter.

The forecasts do not take account of the economic and financial market fallout of recent political risks in the Middle East or North Africa and the earthquake in Japan. However, the impact is expected to be limited as most of Ireland’s current economic difficulties are domestically generated.

Much progress is being made in terms of improving competitiveness. According to the CSO data, the average rate of inflation in 2010, as measured by the CPI, was -1.0% following the rate of -4.5% recorded in 2009. The annual rate of inflation as measured by

Financial review - 1. Business description

the harmonised index of consumer prices, which excludes mortgages, was -1.6% in 2010 and -1.7% in 2009. Weak economic activity, a strong exchange rate against Sterling and the US dollar, increased competitive pressures and declining wages have all contributed to the decline in prices. The fall in Irish prices has been much more pronounced than in other countries, most notably the UK. The official figures from Eurostat for December 2010 show annual harmonised index of consumer prices inflation at -0.2% in Ireland compared to +2.2% in the Eurozone and +3.7% in the UK. Higher commodity prices have put upward pressure on inflation everywhere in the opening months of 2011.

Meanwhile, the European Commission has estimated that unit wage costs will decline by close to 9% in Ireland in the period 2009-2012, while it forecasts that they will rise by 5.0% and 9.5% over the same timeframe in the Eurozone and UK, respectively.

The European Central Bank (“ECB”), which regulates monetary policy for the Euro area as a whole, cut the official refinancing rate to 1% in May 2009 from a peak of 4.25% in July 2008. Rates have been kept on hold at this historically low level since then. However, given the rise in eurozone inflation in early 2011, the ECB has hinted that it may soon increase interest rates.

The Irish public finances have deteriorated sharply in recent years, moving from an estimated surplus of 2.9% of GDP in 2006 in terms of the General Government balance to underlying deficits of 7.3% in 2008, 11.9% in 2009 and 11.6% in 2010. The shift to large deficits is due to the sharp fall in tax revenues largely associated with the downturn in the Irish housing market. The Irish budget for 2010 stabilised the underlying deficit at below 12% of GDP and the 2011 budget aims to cut the deficit to around 9.5% of GDP. Further corrective action will be necessary and the current government has committed to reduce the deficit to below 3% of GDP by 2015.

It should be noted that the actual budget deficit was boosted in both 2009 and 2010 by measures taken by the Irish State to recapitalise the Irish banking system. This boosted the General Government budget deficit to 14.4% of GDP for 2009 and 32% of GDP in 2010 according to the Department of Finance.

The Irish General Government debt/GDP ratio had fallen steadily from over 95% in 1991 to 25% by 2007 (Source: Ireland Information Memorandum published by the NTMA in March 2008). However, as a result of higher budget deficits and falling levels of GDP, Ireland’s General Government debt/GDP ratio is estimated by the Department of Finance to have climbed to 94% of GDP at end 2010, up from 66% in 2009 and 44% in 2008.

Yields on Irish Government bonds rose sharply to prohibitive levels in the closing months of 2010 - there was a sharp rise in yields on bonds in other peripheral Eurozone countries as well. The Irish banking system also became highly dependent on ECB funding. This triggered concerns within the EU about the financing needs of the Irish economy and led to the provision of an IMF/EU loan package for Ireland amounting to € 85 billion over three years. However, € 17.5 billion of this is coming from Irish resources.

Some € 50 billion of the package is to meet the Exchequer’s financing needs, while € 35 billion is being made available to boost the capital levels in Irish banks, although this may not all need to be drawn down. Thus, the Irish State has secured its funding via the EU/IMF facility until 2013. The interest rate on the loans from the IMF/EU averages out at 5.8%. This is about 1% higher than the average cost of funding for the Irish sovereign over the past two years. However, it is well below the market interest rates on Irish Government debt prevailing at the end of 2010 and early 2011.

Financial review - 2. Financial data

The financial information in the tables below for the years ended 31 December 2010, 2009, 2008, 2007 and 2006 has been derived from the audited consolidated financial statements of AIB Group for those periods. AIB Group’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This information should be read in conjunction with, and is qualified by reference to, the accounting policies adopted, the consolidated financial statements of AIB Group and notes therein for the years ended 31 December 2010, 2009 and 2008 included in this Annual Financial Report. The summary of consolidated income statement re-presents the results of continuing operations, where the results of Bank Zachodni WBK S.A. (“BZWBK”), M&T Bank Corporation and Bulgarian American Credit Bank AD as applicable, are accounted for as discontinued operations net of taxation for all years presented.

Summary of consolidated income statement

	Years ended 31 December
	2010 € m	2009 € m	2008 € m	2007 € m	2006 € m
Net interest income	1,844	2,872	3,392	3,075	2,735
Other (loss)/income	(5,201)	1,234	749	1,005	980

Total operating income	(3,357)	4,106	4,141	4,080	3,715
Total operating expenses	1,649	1,522	1,885	2,107	1,981

Operating (loss)/profit before provisions	(5,006)	2,584	2,256	1,973	1,734
Provisions	7,118	5,267	1,749	98	97

Operating (loss)/profit	(12,124)	(2,683)	507	1,875	1,637
Associated undertakings	18	(3)	2	10	20
Profit on disposal of property	46	23	10	76	365
Construction contract income	—	1	12	55	96
(Loss)/profit on disposal of businesses(1)	(11)	—	106	1	79

(Loss)/profit before taxation from continuing operations	(12,071)	(2,662)	637	2,017	2,197
Income tax (income)/expense from continuing operations	(1,710)	(373)	69	368	401

(Loss)/profit after taxation from continuing operations	(10,361)	(2,289)	568	1,649	1,796
Discontinued operations, net of taxation	199	(45)	322	420	502

(Loss)/profit for the period	(10,162)	(2,334)	890	2,069	2,298
Non-controlling interests from discontinued operations	(70)	(79)	(118)	(117)	(113)
Distributions to RCI holders(2)	—	(44)	(38)	(38)	(38)

(Loss)/profit for the period attributable to owners of the parent	(10,232)	(2,457)	734	1,914	2,147

Basic (loss)/earnings per ordinary/CNV share(5)
Continuing operations	(571.1c )	(203.5c )	54.8c	178.3c	196.6c
Discontinued operations	7.1c	(11.7c )	28.6c	40.0c	50.2c
	(564.0c )	(215.2c )	83.4c	218.3c	246.8c
Diluted (loss)/earnings per ordinary/CNV share(5)
Continuing operations	(571.1c )	(203.5c )	54.7c	177.3c	195.0c
Discontinued operations	7.1c	(11.7c )	28.6c	39.5c	49.6c
	(564.0c )	(215.2c )	83.3c	216.8c	244.6c

Dividends	—	—	81.8c	74.3c	67.6c

Financial review - 2. Financial data

Selected consolidated statement of financial position data

	31 December
	2010 € m	2009 € m	2008 € m	2007 € m	2006 € m
Total assets	145,222	174,314	182,174	177,888	158,526

Loans and receivables to banks and customers(3)	91,212	131,464	135,755	137,068	120,015
Deposits by central banks and banks, customer accounts and debt securities in issue	117,922	147,940	155,996	153,563	136,839

Dated loan capital	3,996	4,261	2,970	2,651	2,668
Undated loan capital	197	189	692	813	871
Other capital instruments	138	136	864	1,141	1,205
Non-controlling interests in subsidiaries	690	626	1,344	1,351	1,307
Shareholders’ funds: other equity interests	239	389	497	497	497
Shareholders’ equity(4)	3,420	10,320	8,472	9,356	8,108

Total capital resources	8,680	15,921	14,839	15,809	14,656

	31 December
	2010 m	2009 m	2008 m	2007 m	2006 m
Share capital - ordinary shares
Number of shares outstanding	1,791.6	918.4	918.4	918.4	918.4
Nominal value of € 0.32 per share	€573	€294	€294	€294	€294

Share capital - convertible non-voting shares(5)
Number of shares outstanding	10,489.9	—	—	—	—
Nominal value of € 0.32 per share	€3,357	—	—	—	—

Share capital - preference shares
US$ non-cumulative preference shares
Number of shares outstanding	—	—	—	0.25	0.25
Nominal value of US$ 25 each	—	—	—	$6.25	$6.25
2009 Preference shares(6)
Number of shares outstanding	3,500	3,500	—	—	—
Nominal value of € 0.01 per share	€35	€35	—	—	—

Selected consolidated statement of financial position data (continued)

Other financial data(7)

	Years ended 31 December
	2010%		2009%		2008%		2007%	2006%
Return on average total assets	(6.21)		(1.29)		0.47		1.22	1.63
Return on average ordinary shareholders’ equity	(222.5)		(24.8)		8.2		21.8	29.0
Dividend payout ratio	—		—		36.8		36.3	29.3
Average ordinary shareholders’ equity as a percentage of average total assets	2.8		4.3		4.8		5.2	5.2
Year end impairment provisions as a percentage of total loans to customers:(3)
Total Group	7.1		5.5		1.7		0.6	0.7
Continuing operations	7.4		5.5		1.7		0.6	0.7
Net interest margin(8)	1.49		1.92		2.21		2.14	2.26
Tier 1 capital ratio(9)	4.3	(10)	7.2	(10)	7.4	(10)	7.5	8.2
Total capital ratio(9)(11)	9.2	(10)	10.2	(10)	10.5	(10)	10.1	11.1

(1)

The loss on disposal of businesses in 2010 of € 11 million relates to the sale of AIB’s investment in Goodbody Holdings Limited and related companies (note 15). The profit on disposal of businesses in 2008 of € 106 million relates to a joint venture with First Data Corporation (note 15). The profit on disposal of businesses in 2006 of € 79 million includes profit relating to (a) the transfer by Ark Life of investment management contracts pertaining to the sale of Ark Life of € 26 million (tax charge Nil); (b) the sale of AIB’s 50% stake in AIB/BNY Securities Services (Ireland) Ltd of € 51 million (tax charge Nil); and (c) the sale of Ketchum Canada Inc. of € 1 million (tax charge Nil) and (d) the accrual of € 1 million (tax charge € 0.3 million) arising from the sale of the Govett business in 2003.

(2)	The distributions in 2009, 2008, 2007 and 2006 relate to the Reserve Capital Instruments (note 21).
(3)	Loans and receivables to customers includes loans and receivables held for sale to NAMA (note 23).
(4)

Includes both ordinary shareholders’ equity, the 3,500 million 2009 Preference Shares issued to the NPRFC in May 2009 (note 48) and the convertible non-voting shares issued to the NPRFC on the 23 December 2010 (note 55).

(5)	Convertible non-voting shares issued to the NPRFC on 23 December 2010, rank equally with ordinary shares and are convertible into ordinary shares on a one to one basis (note 48).
(6)	2009 Preference Shares issued to the NPRFC on 13 May 2009.
(7)	The calculation of the average balances includes daily and monthly averages and are considered to be representative of the operations of the Group.
(8)

Net interest margin represents net interest income as a percentage of average interest earning assets. The net interest margin for the year ended 31 December 2008 reflects a net interest income figure that was adjusted to reflect a 365 day year for comparative purposes. The net interest margin is presented on a total Group basis.

(9)

The minimum total capital ratio set by the EU Capital Requirements Directive is 8% of which the tier 1 element must be at least 4%. The Central Bank of Ireland (the ‘Central Bank’) has issued guidelines for implementation of the requirements of the EC Council Directives on own funds, solvency ratios and capital adequacy in Ireland. The Board of Governors of the Federal Reserve System in the US the (‘Federal Reserve Board’) guidelines for risk-based capital requirements, applicable to all bank holding companies, require the minimum ratios of tier 1 capital and total capital to risk adjusted assets to be 4% and 8% respectively. Furthermore, the Federal Reserve Board has adopted leverage capital guidelines requiring bank holding companies to maintain a minimum ratio of tier 1 capital to total quarterly average assets (‘tier 1 leverage ratio’) of at least 3%, in the case of a bank holding company which has the highest regulatory examination rating and is not contemplating significant growth. All other bank holding companies are expected to maintain a tier 1 leverage ratio at least 1% to 2% above the stated minimum.

(10)	Calculated under Pillar 1 (‘minimum capital requirements’) under the Capital Requirements Directive (Financial review - 4. Capital management).
(11)

The Group’s regulatory capital position at 31 December 2010 benefited from the following derogations from certain regulatory capital requirements granted by the Central Bank, on a temporary basis, following requests from the Group:

•	that tier 2 capital cannot exceed tier 1 capital (Regulation 11 (1)(a) of the European Communities (Capital Adequacy of Credit Institutions) Regulation 2006 (SI No. 661 of 2006)); and
•	that lower tier 2 capital cannot exceed 50% of tier 1 capital (Regulation 11(1)(b) of SI No. 661 of 2006).

The requirement for this derogation is as a result of loan impairment provisions at 31 December 2010.

Financial review - 3. Management report

Basis of presentation

The commentary in this management report is on a continuing operations basis unless otherwise stated. For the reporting of the results, the Group’s continuing operations constitute the businesses AIB operates: AIB Bank ROI division, Capital Markets division, AIB Bank UK division and Group division, (which includes AmCredit, previously reported within the Central and Eastern Europe division). Capital Markets division previously included the results of BZWBK wholesale treasury and certain BZWBK investment banking subsidiaries. This business segmentation has been reviewed as part of the restructuring plan of the organisation and the new structure will be reflected in future business segment reporting.

A summary commentary on discontinued operations is included on page 43.

	2010			2009	2008
	Total	NAMA(1)	Total excluding NAMA	Total	Total
Summary income statement	€ m	€ m	€ m	€ m	€ m
Net interest income	1,844	—	1,844	2,872	3,392
Other income	(5,201)	(5,969)	768	1,234	749

Total operating income	(3,357)	(5,969)	2,612	4,106	4,141
Personnel expenses	921	—	921	909	1,161
General and administrative expenses	548	—	548	486	586
Depreciation(2), impairment and amortisation(3)	180	—	180	127	138
Total operating expenses	1,649	—	1,649	1,522	1,885

Operating (loss)/profit before provisions	(5,006)	(5,969)	963	2,584	2,256
Provisions for impairment of loans and receivables	6,015	—	6,015	5,242	1,724
Provisions for liabilities and commitments	1,029	1,029	—	1	(4)
Provisions for impairment of financial investments available for sale	74	—	74	24	29
Total provisions	7,118	1,029	6,089	5,267	1,749

Operating (loss)/profit	(12,124)	(6,998)	(5,126)	(2,683)	507
Associated undertakings	18	—	18	(3)	2
Profit on disposal of property	46	—	46	23	10
Construction contract income	—	—	—	1	12
(Loss)/profit on disposal of businesses	(11)	—	(11)	—	106

(Loss)/profit before taxation - continuing operations	(12,071)	(6,998)	(5,073)	(2,662)	637

Income tax/(income) - continuing operations	(1,710)			(373)	69

(Loss)/profit after taxation - continuing operations	(10,361)			(2,289)	568

(1)	NAMA transfer related losses (see note 7 for further details).
(2)	Depreciation of property, plant and equipment.
(3)	Impairment and amortisation of intangible assets.

Overview of results

2010 was an extremely difficult period for AIB and all its stakeholders. It was a year that culminated in the announcement that the Irish Government was to take a majority stake in AIB. There were significant levels of credit losses, as we matched the continued downturn in the economy, in addition to the loss on transfer of loans to NAMA.

On a continuing operations basis, the Group incurred a loss after taxation of € 10.4 billion in 2010, compared with a loss after taxation of € 2.3 billion in 2009. Operating profit before provisions was € 963 million excluding the loss on transfer of assets to NAMA, or a loss of € 5.0 billion including the loss on transfer of assets to NAMA, compared to an operating profit before provisions of € 2.6 billion in 2009. Provisions for impairment of loans and receivables were € 6.0 billion in 2010 and included € 1.5 billion related to loans held for sale to NAMA and € 4.5 billion for non NAMA loans. There were also provisions for liabilities and commitments of € 1.0 billion in relation to loans at 31 December 2010 which had yet to transfer to NAMA. In total, provisions for credit deterioration coupled with the NAMA impact amounted to € 13 billion in 2010. Higher funding costs were an ongoing issue throughout 2010. These higher funding costs reflect the increased cost of customer deposits, higher wholesale funding costs and the cost of the ELG Scheme which in total contributed to a reduction in net interest income.

Total operating income was negative € 3.4 billion in 2010. Excluding the loss on transfer of assets to NAMA, total operating income was € 2.6 billion. This compares to € 4.1 billion in the year to December 2009, a decrease of € 1.5 billion or 36%. Net interest income was € 1.8 billion in 2010 compared to € 2.9 billion in 2009, a decrease of € 1.1 billion or 36%. The net interest margin was 1.31%. Excluding the cost of the ELG Scheme, the net interest margin for 2010 was 1.52%. Operating expenses were € 1,649 million in 2010 compared with € 1,522 million in 2009, an increase of € 127 million. 2009 included a gain of € 159 million from the retirement benefits amendment. Excluding the impact of this amendment from the cost base in 2009, costs reduced by € 32 million or 2%, notwithstanding significant external engagement, expenditure to address NAMA transition requirements (€ 44 million in 2010; € 29 million in 2009) and a € 59 million writedown of intangible assets in relation to projects that were discontinued in 2010.

AIB Group total customer accounts as a percentage of funding requirement was 45% at 31 December 2010 compared to 51% at 31 December 2009.

The loan to deposit ratio at 31 December 2010 was 165% compared to 123% at 31 December 2009. Customer accounts decreased by € 22 billion or 29% during 2010 to € 52 billion.

At 31 December 2010, AIB Group’s core tier 1 ratio was 4.0%, tier 1 ratio was 4.3% and total capital ratio was 9.2%. During 2010 there were a number of reviews by the Central Bank of Ireland which resulted in a requirement to raise new core tier 1 capital. This requirement was partly achieved (in 2010 and 2011 to date) by generating benefits equivalent to core tier one capital from the disposals of BZWBK (€ 2.5 billion) and M&T (€ 0.9 billion). On 23 December 2010, AIB received the net proceeds of the Irish Government capital injection of € 3.7 billion.

The following events took place post 31 December 2010 and so had no impact on capital ratios at 31 December 2010, however they have contributed to the capital position since 31 December 2010. A liability management exercise was announced on 24 January 2011 which raised € 1.5 billion of capital. The immediate transfer of certain deposits and senior NAMA bonds from Anglo Irish Bank and Anglo Irish Bank Corporation (International) p.l.c. in the Isle of Man to AIB by way of a share sale was announced on 24 February 2011. There was a capital contribution of c. € 1.5 billion arising from this transaction. On 31 March 2011, the Central Bank of Ireland announced the results of the Prudential Capital Assessment Review (“PCAR”). The Central Bank of Ireland requires AIB to raise capital of € 13.3 billion of which an amount of € 1.4 billion may be in the form of contingent capital. The Minister for Finance announced, also on 31 March 2011, that it is intended that AIB will be combined with the Educational Building Society (“EBS”), subject to State aid and regulatory approvals required.

Outlook statement

AIB’s long term future as a viable bank has been validated by the commitment of state authorities to support the bank. This commitment is being given because it is accepted that AIB is of systemic importance to the domestic economy and Ireland’s future economic success requires a properly functioning banking system. The very strong capital base that will result from the generation of € 13.3 billion of capital will enable AIB to provide long term support to its customers and play an active role in the recovery of the Irish economy. It is intended to combine AIB and EBS (subject to State aid and regulatory approvals) to form one of two new strong universal pillar banks in Ireland. Business and market conditions remain challenging and the environment for operating income generation remains difficult. This requires costs to be lowered. It is expected that a reduction of over 2,000 staff will take place on a phased basis over 2011 and 2012. A core bank, in line with AIB’s new strategic direction will be established with a restructured balance sheet achieved through the disposal and winding down of non-core assets. This new AIB will form a strong foundation from which a profitable business can be rebuilt. The speed at which AIB recovers and returns to a position of profitability and self-capitalisation is heavily influenced by Ireland’s economic prospects.

Net interest income

	2010	2009	2008
Net interest income	€ m	€ m	€ m(1)
Net interest income	1,844	2,872	3,392

	2010	2009
Average interest earning assets - continuing operations	€ m	€ m
Average interest earning assets	141,093	156,439

	2010	2009
Net interest margin	%	%
Group net interest margin	1.31	1.84
Group interest margin excluding ELG	1.52	1.84

(1)

Although, the statement of financial position for prior periods has not been represented for continuing and discontinued operations, a continuing average interest earning assets figure and Net interest margin for 2009 only have been presented for comparative purposes (see note 68 Average Balance Sheet on a group basis).

Financial review - 3. Management report

2010 v 2009

Net interest income was € 1,844 million in 2010 compared with € 2,872 million in 2009, a decrease of € 1,028 million or 36%. Net interest income for 2010 included a charge for the ELG Scheme of € 306 million(1) excluding which net interest income reduced by € 722 million or 25%.

The net interest income decrease excluding the ELG cost mainly reflected the significantly increased cost of customer deposits in a marketplace with elevated deposit pricing, higher wholesale funding costs and lower income on capital. There was also lower income from loans reflecting the transfer of loans to NAMA and lower earning loan balances partly offset by higher loan margins on new lending.

The net interest margin was 1.31%. Excluding the cost of the ELG Scheme, the net interest margin for 2010 was 1.52%. This was a reduction of 53 basis points or excluding the ELG Scheme 32 basis points compared with 1.84% in 2009. The estimated(2) factors contributing to the movement in the margin of -32 basis points were: -20 basis points due to lower deposit income, -19 basis points due to lower capital income, -14 basis points due to higher wholesale funding costs partly offset by +10 basis points due to improved lending margins and +11 basis points impact from treasury/other net interest income.

2009 v 2008

Net interest income was € 2,872 million in 2009 compared to € 3,392 million in 2008, a reduction of € 520 million or 15%.

Weak demand for credit resulted in loans being lower than 2008. Gross loans to customers reduced by € 3 billion (including NAMA loans) and customer accounts decreased by € 9 billion since 31 December 2008 (details of loan and deposit growth by division are contained on page 44).

The decrease in net interest income mainly reflected the significantly increased cost of customer deposits in a highly competitive marketplace, higher wholesale funding costs and a lower return on invested capital partly offset by higher loan margins and a higher treasury margin.

(1)

The aggregate charge for CIFS Scheme and the ELG Schemes was € 357 million (ELG € 306 million and CIFS Scheme € 51 million) compared to a CIFS Scheme charge of € 147 million for 2009.The CIFS Scheme charge is reflected in other income, while the ELG Scheme charge is in net interest income.

(2)	Management estimate.

Other income

The following table shows other income for the years ended 31 December 2010, 2009 and 2008.

	2010			2009	2008
	Total	NAMA(1)	Total excluding NAMA	Total	Total
Other income	€ m	€ m	€ m	€ m	€ m
Dividend income	1	—	1	4	7
Banking fees and commissions	486	—	486	526	608
Investment banking and asset management fees	99	—	99	110	120
Fee and commission income	585	—	585	636	728
Irish Government guarantee scheme expense (“CIFS”)	(51)	—	(51)	(147)	(29)
Other fee and commission expense	(37)	—	(37)	(37)	(47)
Less: Fee and commission expense	(88)	—	(88)	(184)	(76)
Trading loss	(188)	—	(188)	(12)	(113)
Interest rate hedge volatility	(13)	—	(13)	(28)	27
Net trading loss(2)	(201)	—	(201)	(40)	(86)
Gain on redemption of subordinated liabilities	372	—	372	623	—
Loss on disposal of loans	(54)	—	(54)	—	—
Other operating income	153	—	153	195	176
Other operating income	99	—	99	195	176

Other income excluding NAMA loss	768	—	768	1,234	749
Loss on transfer of financial instruments to NAMA	(5,969)	(5,969)	—	—	—

Other (loss)/income	(5,201)	(5,969)	768	1,234	749

(1)	Loss on transfer of financial instruments held for sale to NAMA.
(2)	Trading loss includes foreign exchange contracts, debt securities and interest rate contracts, credit derivative contracts, equity securities and index contracts (see note 5).

2010 v 2009

Other income was a negative € 5.2 billion in 2010, which included a loss of € 6.0 billion on the transfer of assets to NAMA and a € 372 million gain on redemption of subordinated liabilities from the capital exchange offering in 2010. Excluding these items other income was € 396 million, compared with € 611 million in 2009 (excluding the € 623 million gain on redemption of subordinated liabilities from the capital exchange offering in 2009), a decrease of € 215 million or 35%.

This decrease reflected weaker economic conditions, challenging trading markets in which AIB operates, lower business volumes and lower revenues from investment banking activities. The decline of these other income elements was partly offset by lower deposit guarantee costs for the CIFS Scheme booked through other income.

Banking fees and commissions decreased by 8% reflecting lower business volumes and activity.

Investment banking and asset management fees were down 10% in 2010 mainly reflecting lower brokerage income in the Republic of Ireland.

Fee and commission expense includes the cost of the CIFS Scheme of € 51 million in 2010. The cost of the ELG Scheme of € 306 million in 2010 is included in net interest income.

Trading losses were € 201 million in 2010 compared to € 40 million in 2009. Trading loss excludes interest payable and receivable arising from hedging and the funding of trading activities, which are included in interest income and by reclassification of income between other income and net interest income. During 2010 there was an increase in the trading loss recorded in other income with a related increase in net interest income. On a total income basis (net interest income and other income), income from trading activities was broadly in line with 2009.

Other operating income in 2010 was € 99 million compared with € 195 million in 2009. Other operating income in 2010 included € 75 million from the disposal of available for sale debt securities compared with € 167 million in 2009, a reduction of € 92 million. In 2010 there was a loss of € 54 million on the disposal of loans as part of asset deleveraging measures. Partly offsetting these reductions was an increase in foreign exchange gains of € 21 million.

2009 v 2008

Other income was € 1,234 million in 2009 which included a € 623 million gain on redemption of subordinated liabilities from the capital exchange offering. Excluding this gain other income was € 611 million, compared with € 749 million in 2008, a decrease of € 138 million or 18%.

This reflected weaker economic conditions in the markets in which AIB operated, lower revenues from investment banking and wealth management activities, the € 147 million cost of the CIFS Scheme in 2009 (€ 29 million in 2008) and the negative impact of interest rate hedge volatility between 2008 and 2009 of € 55 million. The decline of these other income elements were partly offset by higher trading income and profit on disposal of available for sale debt securities.

Banking fees and commissions of € 526 million decreased by € 82 million or 13% reflecting lower business volumes and activity. Investment banking and asset management fees were down € 10 million or 8% in 2009.

The increase in fee and commission expense was due to the cost of the Irish Government guarantee scheme where 2009 has the full year costs of the scheme compared with a one quarter charge in 2008.

Trading losses were negative € 12 million in 2009. Trading losses excludes interest payable and receivable arising from hedging and the funding of trading activities, which are included in net interest income. Trading losses in 2009 reflected a more positive fair value impact on bond assets than 2008 which experienced more difficult trading conditions and the reclassification of assets as available for sale in 2008. In 2009 there was a fair value charge of € 73 million to trading income in relation to the structured securities portfolio, while the charge was € 53 million in 2008.

Other operating income in 2009 was € 195 million compared with € 176 million in 2008. Profit from the disposal of available for sale debt securities of € 167 million was recorded in 2009. 2008 included € 74 million profit on disposal of available for sale debt securities and profit on disposal of available for sale equity shares of € 56 million, including the sale of Visa and MasterCard shares.

Financial review - 3. Management report

Total operating expenses
Operating expenses	2010 € m	2009 € m	2008 € m
Personnel expenses	921	909	1,161
General and administrative expenses	548	486	586
Depreciation,(1) impairment and amortisation(2)	180	127	138

Total operating expenses	1,649	1,522	1,885

(1)	Depreciation of property, plant and equipment.
(2)	Impairment and amortisation of intangible assets.

2010 v 2009

Total operating expenses were € 1,649 million in 2010, an increase of € 127 million or 8% when compared to € 1,522 million in 2009. In 2009 there was a gain of € 159 million from an amendment to retirement benefits, excluding which costs decreased by € 32 million or 2%. Total operating expenses in 2010 included costs of € 44 million relating to NAMA compared with € 29 million in 2009. When these costs are excluded the cost base decreased by € 47 million or 3%. This decrease reflected cost management in a period of slower economic conditions, lower staff numbers and reduced business activity. These costs reductions were in addition to reductions of 11% in 2009.

The following comment on personnel expenses excludes the retirement benefits amendment in 2009 mentioned above. Personnel expenses in 2010 were € 921 million, a decrease of € 147 million or 14% compared with € 1,068 million in 2009 reflecting a reduction of more than 400 in staff numbers during 2010 and a reduction in other staff costs. This was in addition to a reduction of almost 900 in staff numbers during 2009.

General and administrative expenses of € 548 million in 2010 were € 62 million or 13% higher than € 486 million in 2009. The increase was mainly related to significant external engagement including professional fees and consultancy costs connected with the sale of businesses, business restructuring and preparation for transfer of loans to NAMA, incremental occupancy costs following continued rollout of the branch sale and leaseback programme and other one-off costs. Excluding these items, general and administrative expenses were in line with 2009 which reflected ongoing management of all discretionary spend.

Depreciation, impairment and amortisation of € 180 million in 2010 was € 53 million or 42% higher than 2009. This increase was due to a writedown in the value of intangible assets of € 59 million in relation to projects discontinued during 2010. Depreciation and amortisation costs decreased by 5% excluding this writedown.

2009 v 2008

Operating expenses were € 1,522 million in 2009, a decrease of € 363 million or 19% when compared to € 1,885 million in 2008. There was a gain of € 159 million from an amendment to retirement benefits excluding which costs decreased by 11%. This reflected a strong focus on cost management as a key priority in a period of slower economic conditions and a difficult revenue generation environment. The decrease in costs was achieved notwithstanding costs in 2009 associated with the preparation for participation in NAMA (€ 29 million).

Personnel expenses in 2009 were € 909 million, a decrease of € 252 million or 22% compared with € 1,161 million in 2008. This reflected the aforementioned gain of € 159 million from the retirement benefits amendment, a reduction in staff numbers during 2009 of almost 900, lower variable staff compensation costs and tight management of all expense categories. General and administrative expenses of € 486 million in 2009 were € 100 million or 17% lower than € 586 million in 2008 due to cost saving initiatives and the ongoing monitoring of costs throughout the Group. Depreciation, impairment and amortisation of € 127 million in 2009 was 8% lower than € 138 million in 2008. Amortisation in 2008 included an impairment charge of € 15 million in relation to the investment in AmCredit.

Cost income ratio

	2010%	2009%	2008%
Cost income ratio(3)	73.6	43.7	45.5

(3)	The cost income ratio is total operating expenses as a percentage of total operating income.

2010 v 2009

The cost income ratio for 2010, excluding the loss on the transfer of assets to NAMA and the gain on the capital exchange offering was 73.6% compared to 43.7% for 2009 excluding the gain on the capital exchange offering. Lower total income contributed to an increase in the cost income ratio.

2009 v 2008

Excluding the gain on the capital exchange offering, the cost income ratio in 2009 was 43.7%. A vigilant focus on cost management was maintained which resulted in the underlying cost income ratio reducing by 1.8%, notwithstanding the weaker economic environment.

Asset quality

An analysis of loans by division is shown in the statement of financial position section on page 44.

The Group’s total criticised loans and receivables for continuing operations including loans held for sale to NAMA amounted to € 29.0 billion (30.2% of total gross loans of € 96 billion) at 31 December 2010, comprising € 1.6 billion related to loans and receivables held for sale to NAMA and € 27.4 billion for loans and receivables to customers. This compared to € 16.4 billion and € 20.1 billion respectively at 31 December 2009. The reduction in criticised loans held for sale to NAMA mainly reflected the transfer of loans to NAMA during 2010. Allowing for the change in the definition of NAMA eligible loans(1) during 2010, the increase in non NAMA criticised loans and receivables to customers was € 4.3 billion(2). While the quantum of criticised loans and receivables to customers is considerable the migration into criticised grades slowed significantly in the latter part of 2010. The following tables show criticised loans for the total loan book and then split into non NAMA and held for sale to NAMA. Criticised loans include watch, vulnerable and impaired loans and are defined as follows:

Watch: credit exhibiting weakness but with the expectation that existing debt can be fully repaid from normal cashflow.

Vulnerable: credit where repayment is in jeopardy from normal cashflow and may be dependent on other sources.

Impaired: a loan is impaired if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the assets (a ‘loss event’) and that loss event (or events) has an impact such that the present value of future cashflows is less than the current carrying value of the financial asset or group of assets i.e. requires a provision to be raised through the income statement.

	2010
Criticised loans by division (including NAMA)	Watch loans € m	Vulnerable loans € m	Impaired loans € m		Criticised loans € m	% of total gross loans
AIB Bank ROI	5,501	5,114	9,749		20,364	34.3
Capital Markets	356	220	748		1,324	7.1
AIB Bank UK	2,244	2,648	2,358		7,250	40.5
Group (AmCredit)	—	3	27		30	40.0

Continuing operations	8,101	7,985	12,882		28,968	30.2

	2009
Criticised loans by division (including NAMA)	Watch loans € m	Vulnerable loans € m	Impaired loans € m		Criticised loans € m	% of total gross loans
AIB Bank ROI	8,528	5,540	14,620		28,688	36.9
Capital Markets	241	447	559		1,247	5.5
AIB Bank UK	2,349	2,376	1,755		6,480	31.8
Group (AmCredit)	12	4	42		58	64.2

Continuing operations	11,130	8,367	16,976		36,473	30.1
BZWBK	990	237	477		1,704	19.7

AIB Group	12,120	8,604	17,453		38,177	29.4

	2010
Criticised loans by division (non NAMA)	Watch loans € m	Vulnerable loans € m	Impaired loans € m		Criticised loans € m	% of total non-NAMA gross loans
AIB Bank ROI	5,323	5,032	9,489		19,844	33.9
Capital Markets	324	220	748		1,292	6.9
AIB Bank UK	1,998	2,305	1,877		6,180	37.5
Group (AmCredit)	—	3	27		30	40.0

Continuing operations	7,645	7,560	12,141	(3)	27,346	29.2

(1)

There was a change in the threshold for NAMA eligible loans during 2010 from greater than € 5 million to greater than € 20 million as well as movements in the number of loans and balances within the NAMA eligible pool.

(2)	Management estimate.
(3)	Includes €12,114 million impaired loans (note 28) and AmCredit (€ 27 million).

Financial review - 3. Management report

	2009
Criticised loans by division (non NAMA)	Watch loans € m	Vulnerable loans € m	Impaired loans € m	Criticised loans € m	% of total non NAMA gross loans
AIB Bank ROI	6,230	3,418	4,506	14,154	24.2
Capital Markets	241	411	559	1,211	5.4
AIB Bank UK	1,892	1,878	912	4,682	27.3
Group (AmCredit)	12	4	42	58	64.2

Continuing operations	8,375	5,711	6,019	20,105	20.5
BZWBK	990	237	477	1,704	19.7

AIB Group	9,365	5,948	6,496	21,809	20.4

The Group’s non NAMA criticised loans and receivables to customers in continuing operations amounted to € 27.3 billion or 29.2% of non NAMA customer loans, up from € 20.1 billion or 20.5% at 31 December 2009, an increase of € 7.2 billion. However, allowing for changes in the definition of NAMA eligible loans(1) during the year, the increase was € 4.3 billion(2).

In AIB Bank ROI non NAMA criticised loans increased from € 14.2 billion to € 19.8 billion but adjusting for changes in the definition of NAMA eligible loans(1) during the year, the increase was € 3.7 billion(2). There have been increases in the vulnerable and impaired categories in the property, distribution, retail, agriculture, other services and personal sectors. Property sector loans account for 46% of the division’s non NAMA criticised loans up from 42% at 31 December 2009.

Non NAMA criticised loans in Capital Markets increased from € 1.2 billion to € 1.3 billion during 2010 and are spread across a range of geographies and sectors and now represent 6.9% of loans in Capital Markets compared with 5.4% at 31 December 2009.

In AIB Bank UK non NAMA criticised loans increased from € 4.7 billion to € 6.2 billion. Adjusting for changes in the definition of eligible loans(1), the increase was € 0.5 billion(2), with increases in watch loans in the leisure and other business sectors and in the vulnerable and impaired categories in the property and residential mortgage sectors.

In AmCredit, criticised loans decreased by € 28 million to € 30 million in the period reflecting the sale/restructure of impaired loans.

	2010
Criticised loans by division (held for sale to NAMA)	Watch loans € m	Vulnerable loans € m	Impaired loans € m	Criticised loans € m	% of total NAMA gross loans
AIB Bank ROI	178	82	260	520	71.0
Capital Markets	32	—	—	32	55.0
AIB Bank UK	246	343	481	1,070	73.4
Group (AmCredit)	—	—	—	—	—

Continuing operations	456	425	741	1,622	72.2

	2009
Criticised loans by division (held for sale to NAMA)	Watch loans € m	Vulnerable loans € m	Impaired loans € m	Total criticised loans € m	% of total NAMA gross loans
AIB Bank ROI	2,298	2,122	10,114	14,534	75.0
Capital Markets	—	36	—	36	6.6
AIB Bank UK	457	498	843	1,798	55.1
Group (AmCredit)	—	—	—	—	—

Continuing operations	2,755	2,656	10,957	16,368	70.6
BZWBK	—	—	—	—	—

AIB Group	2,755	2,656	10,957	16,368	70.6

At 31 December 2010, NAMA criticised loans amounted to € 1.6 billion or 72.2% of the remaining € 2.2 billion of loans held for sale to NAMA. This compared with € 16.4 billion at 31 December 2009. The movement was due to the transfer of € 18.2 billion of loans to NAMA during the year of which € 16.1 billion were criticised and a net € 1.3 billion increase in criticised loans due to the revised NAMA criteria(1) and movement in eligible loan balances during the year.

(1)

There was a change in the threshold for NAMA eligible loans during 2010 from greater than € 5 million to greater than € 20 million as well as movements in the number of loans and balances within the NAMA eligible pool.

(2)	Management estimate.

	2010				2009
Impaired loans by division	NAMA € m	Non NAMA € m		Total € m	NAMA € m	Non NAMA € m	Total € m
AIB Bank ROI	260	9,489		9,749	10,114	4,506	14,620
Capital Markets	—	748		748	—	559	559
AIB Bank UK	481	1,877		2,358	843	912	1,755
Group (AmCredit)	—	27		27	—	42	42

Continuing operations	741	12,141	(1)	12,882	10,957	6,019	16,976

BZWBK					—	477	477

AIB Group					10,957	6,496	17,453

	2010				2009
% of total gross loans	NAMA %	Non NAMA %		Total %	NAMA %	Non NAMA %	Total %
AIB Bank ROI	35.5	16.2		16.4	52.2	7.7	18.9
Capital Markets	—	4.0		4.0	—	2.5	2.5
AIB Bank UK	33.0	11.4		13.2	25.8	5.3	8.6
Group (AmCredit)	—	36.0		36.0	—	46.7	46.7

Continuing operations	33.0	12.9		13.4	47.2	6.1	14.0

BZWBK					—	5.5	5.5

AIB Group					47.2	6.1	13.5

Group impaired loans as a percentage of gross customer loans decreased to 13.4%, down from 14.0% at 31 December 2009 due to the transfer of loans to NAMA and deleveraging in Capital Markets and AIB Bank UK.

Total non NAMA impaired loans increased to € 12.1 billion or 12.9% of gross loans up from € 6.0 billion or 6.1% at 31 December 2009. Allowing for the change in definition of NAMA eligible loans(2), the underlying increase was € 4.1 billion(3), € 3.5 billion in AIB Bank ROI, € 0.2 billion in Capital Markets, and € 0.4 billion in AIB Bank UK. Property loans represented € 7.0 billion or 58% of the Group's total non NAMA impaired loans of € 12.1 billion at 31 December 2010, 38% in property investment, 59% in land and development and 3% in contractors.

Non NAMA impaired loans in AIB Bank ROI increased by € 5.0 billion in the period, allowing for the change in definition of NAMA eligible loans(2) the increase was € 3.5 billion(3) and now represents 16% of divisional customer loans. The main sectors impacted were the property, distribution and residential mortgages portfolios.

Non NAMA impaired loans in Capital Markets increased by € 0.2 billion spread across sectors and geographies.

In AIB Bank UK, non NAMA impaired loans increased by € 1.0 billion but allowing for the change in definition of NAMA eligible loans(2), the increase was € 0.4 billion(3), mainly in the property, residential mortgage, personal and retail sectors.

AmCredit impaired loans decreased by € 15 million in the year to 31 December 2010 reflecting the sale/restructure of impaired loans.

Impaired loans held for sale to NAMA amounted to € 0.7 billion down from € 11 billion at 31 December 2009. The reduction reflects the transfer of € 18.2 billion in loans to NAMA during 2010 of which € 11.9 billion were impaired. The remaining € 0.7 billion represents 33% of NAMA loans to be transferred in 2011, the vast majority of which relate to loans in the property sector.

(1)	Includes € 12,114 million of impaired loans (note 28) and AmCredit (€ 27 million).
(2)

There was a change in the threshold for NAMA eligible loans during 2010 from greater than € 5 million to greater than € 20 million as well as movements in the number of loans and balances within the NAMA eligible pool.

(3)	Management estimate.

Financial review - 3. Management report

Provisions (income statement)	2010 €m	2009 €m	2008 €m

Provisions for impairment of loans and receivables to customers	6,015	5,237	1,724
Provisions for impairment of loans and receivables to banks	—	5	—
Provisions for impairment of loans and receivables	6,015	5,242	1,724
Provisions for liabilities and commitments	1,029	1	(4)
Provisions for impairment of financial investments available for sale	74	24	29

Total provisions	7,118	5,267	1,749

2010 v 2009

Economic conditions continued to be extremely challenging throughout 2010 and deteriorated further in Ireland in particular in the last quarter of the year. The provision charge for loans and receivables was € 6,015 million or 5.25% of average customer loans and compares with € 5,237 million or 4.23% of customer loans in 2009. The charge comprised € 4,639 million of specific provisions and € 1,376 million of IBNR provisions (€ 5,060 million and € 177 million in 2009). The charge included € 1,497 million for loans held for sale to NAMA and € 4,518 million for non NAMA loans (€ 3,373 million and € 1,864 million respectively in 2009).

A provision for liabilities and commitments of € 1.0 billion was made in 2010 for the remaining NAMA gross loans of € 2.2 billion. This represented the excess amount over existing provisions to apply a 60% discount on these assets.

The provision for impairment of financial investments available for sale of € 74 million included € 59 million for bonds held in other financial institutions and € 15 million for other investments.

2009 v 2008

The crisis in the global financial markets and the severe downturn in the economies in which the Group operated continued to significantly impact on our businesses throughout 2009 and resulted in a further substantial increase in the provision charge for loans and receivables to customers which was € 5,237 million or 4.23% of average customer loans in 2009 compared with € 1,724 million or 1.38% in 2008.

The provision charge for loans and receivables to customers included specific provisions of € 5,060 million (4.09% of average loans) and IBNR provisions of € 177 million (0.14% of average loans) compared with € 797 million or 0.64% and € 927 million or 0.74% respectively in 2008. The increased specific charge resulted largely from the significant level of impairment and associated provisions in our property portfolios in AIB Bank ROI. The IBNR charge at € 177 million was low relative to 2008 reflecting the substantial recognition of impairment in the year which was covered by specific provisions and management's view at balance sheet date of the incurred but not reported loss in the remaining performing book. The Group held a stock of IBNR provisions of € 1.4 billion as at 31 December 2009 (€ 1.15 billion as at 31 December 2008).

The property and construction sector accounted for 74% or € 3.9 billion of the Group's total provision charge for the year of € 5.2 billion for loans and receivables to customers compared to 77% or € 1.3 billion of the total charge of € 1.7 billion in 2008. Other sectors were also impacted during the year as the non-property related provision charge was € 1.4 billion compared with € 0.4 billion in 2008.

Of the € 5,237 million of provisions for impairment for loans and receivables to customers, € 3,373 million or 64% relates to loans and receivables held for sale to NAMA. At 31 December 2009 the statement of financial position included € 4.2 billion of provisions for loans held for sale to NAMA.

	2010
Divisional impairment charges	NAMA € m	Non NAMA(1) € m	Non NAMA residential mortgages € m	Total € m
AIB Bank ROI	1,335	3,301	448	5,084
Capital Markets	10	319	13	342
AIB Bank UK	152	385	51	588
Group (AmCredit)	—	—	1	1

Continuing operations	1,497	4,005	513	6,015

(1)	Non NAMA loans excluding residential mortgages.

	2010
Divisional impairment charges	NAMA bps	Non NAMA(1) bps	Non NAMA residential mortgages bps	Total bps
AIB Bank ROI	916	1,048	168	698
Capital Markets	342	151	262	156
AIB Bank UK	572	279	156	298
Group (AmCredit)	—	—	122	122

Continuing operations	854	603	168	525

	2009
Divisional impairment charges	NAMA € m	Non NAMA(1) € m	Non NAMA residential mortgages € m	Total € m
AIB Bank ROI	3,215	1,172	86	4,473
Capital Markets	(8)	351	13	356
AIB Bank UK	166	217	12	395
Group (AmCredit)	—	—	13	13

Continuing operations	3,373	1,740	124	5,237

	2009
Divisional impairment charges	NAMA bps	Non NAMA(1) bps	Non NAMA residential mortgages bps	Total bps
AIB Bank ROI	1,659	363	33	576
Capital Markets	(145)	148	145	141
AIB Bank UK	509	157	33	191
Group (AmCredit)	—	—	1,175	1,175

Continuing operations	1,454	249	40	423

(1) Non NAMA loans excluding residential mortgages.
			2008
Divisional impairment charges			Income statement charge € m	As a % average customer loans bps
AIB Bank ROI			1,298	174
Capital Markets			160	60
AIB Bank UK			257	111
Group (AmCredit)			9	1,148

Continuing operations			1,724	138

The provision charge included € 1,497 million for loans held for sale to NAMA.

In AIB Bank ROI the provision charge for NAMA loans was € 1,335 million or 9.16% of average NAMA loans, the vast majority of which related to property loans, with € 320 million relating to other sectors such as distribution and personal.

There was a charge of € 10 million for NAMA loans in Capital Markets in 2010 relating to a small number of impaired cases.

There was a charge of € 152 million in AIB Bank UK for NAMA loans, again largely for loans in the property sector.

The Group provision charge for non NAMA loans for continuing operations was € 4,518 million (4.66% of average customer loans) comprising € 3,204 million in specific provisions (3.30% of average customer loans) and € 1,314 million or 1.35% of average customer loans in IBNR provisions. This was up from € 1,712 million specific provisions and € 152 million IBNR provisions in 2009. The increase in IBNR provisions largely occurred in AIB Bank ROI where the IBNR charge was € 1,205 million, with increases in Capital Markets and AIB Bank UK also in 2010. This was due to management’s view of the heightened level of incurred loss (not yet identified) in the book and the impact of more negative economic circumstances, particularly in Ireland.

Financial review - 3. Management report

In AIB Bank ROI the charge for non NAMA loans was € 3,749 million or 6.44% of average customer loans, of which € 2,544 million was in specific provisions and € 1,205 million in IBNR provisions compared with € 1,131 million and € 127 million respectively in 2009. 57% or € 2.1 billion of the total provision charge related to borrowers in the property sector, who continue to be impacted by depressed construction/housing activity. A further € 448 million of the total provision charge related to the residential mortgage portfolio and represented 1.68% of average residential mortgages compared with 0.33% in 2009. The provision charge in the other commercial sector of the division’s book increased significantly to € 872 million or 7.38% of average commercial loans compared with 3.32% in 2009, mostly in the distribution sector. This sector includes the hotels (portfolio size € 1.6 billion), licensed premises (€ 1.0 billion) and retail/wholesale (€ 2.8 billion) sub-sectors which have been heavily impacted by the economic environment and decline in consumer spending during the year.

The charge of € 1,205 million in IBNR income statement provisions in AIB Bank ROI had the impact of increasing its statement of financial position IBNR provisions to € 1,842 million at 31 December 2010. In considering the appropriate level of IBNR provisions, the Bank has taken into account the credit risk profile of the portfolio, particularly the level of arrears and >90 days past due but not impaired loans. Specific provision experience, particularly the most recent experience, is taken into consideration as historic average loss rates are deemed to be unrepresentative of the incurred loss in the non impaired book. The income statement IBNR provision charge was allocated to the following portfolios; € 312 million to residential mortgages (statement of financial position provision of € 368 million), which reflected recent provision experience, the level of arrears, the level of requests for restructure and uncertainty over underlying peak to trough asset price declines. The Bank also took into consideration the levels of interest only mortgages in the portfolio and their maturity profile. € 666 million was allocated to the property portfolio (statement of financial position provision of € 1,063 million), which reflected the impact of further pressure on asset prices and rental cash flow and uncertainty over the timing of a general recovery in demand for commercial property assets including land. € 172 million was allocated to the SME/commercial portfolio (statement of financial position of € 311 million) which again is influenced by recent provision experience, declining consumer demand and capital spending. € 55 million was allocated to other personal debt (statement of financial position provision of € 99 million) which was influenced by provision experience, arrears profiles and concern over unemployment and income levels. These factors have been considered together, rather than in isolation, and with an overlay of management judgement have resulted in the overall IBNR charge mentioned above.

The charge for non NAMA loans in Capital Markets was € 332 million or 1.54% of average customer loans. € 282 million related to specific provisions after provision recovery of € 38 million. The charge included € 106 million relating to provisions on five large cases, spread across sectors and € 50 million in IBNR provisions bringing their statement of financial position IBNR provisions to € 100 million, influenced by the increased specific provisioning experience in the latter half of 2010.

In AIB Bank UK, the income statement provision charge for non NAMA loans was € 436 million or 2.55% of average loans. The income statement IBNR provision charge was € 59 million resulting in statement of financial position IBNR provisions of € 197 million. Influencing the view of appropriate levels of IBNR provisions were a combination of several key factors, which included the most recent specific provision experience, property asset prices and the expected time it will take for normal markets for those assets to resume and the repayment profile of residential mortgages. € 258 million or 59% of the total provision charge related to loans in the property and construction sector. There was an increased charge in the residential mortgage portfolio of 1.56% of average mortgage loans up from 0.33% in 2009 particularly in First Trust.

There was a charge on income statement of € 1 million in AmCredit in 2010 representing 1.22% of average loans.

2009 v 2008

The AIB Group provision charge of 4.23% of average total customer loans comprised of 14.54% relating to NAMA and 1.86% relating to the non NAMA portfolio (including 0.40% for residential mortgages and 2.49% for other non NAMA loans).

In AIB Bank ROI the provision charge increased to 5.76% of average customer loans compared with 1.74% at December 2008. The charge included specific provisions of € 4,323 million and IBNR provisions of € 150 million. Provisions for loans in the property portfolio accounted for approximately 80% of the charge primarily in the land and development element of the property portfolio (€ 17.1 billion) where the illiquid property market and reduced asset values continued to impact our borrowers. There was an addition to IBNR provisions of € 150 million in the year and the factors influencing this were the introduction of enhanced credit management processes and the significant level of impaired loans and their related specific provisions which were recognised in the period, and by the reduction in performing advances at € 63.2 billion compared with € 74.9 billion at 31 December 2008. The residential mortgage portfolio excluding NAMA in AIB Bank ROI amounted to € 27.3 billion at 31 December 2009, split 64% owner occupier, 29% buy-to-let with staff and other accounting for the remaining 7%. The provision charge for this book was € 85 million or 0.33% of total average residential mortgages compared with € 35 million or 0.16% in December 2008 impacted by increasing unemployment.

The provision charge in the finance & leasing operation in AIB Bank ROI (excluding residential mortgages) increased significantly to € 166 million compared with € 80 million for December 2008 with the main contributors to this position being the plant, equipment and transport financing sub-sectors (portfolio size of € 2.1 billion) which are continuing to be impacted by the low levels of activity in the property and construction sector.

€ 3,215 million or 72% of the charge of € 4,473 million related to loans and receivables held for sale to NAMA. The charge represented 16.6% of the € 19.4 billion of loans and receivables held for sale to NAMA in AIB Bank ROI and these primarily relate to loans in the land and development sub-sector but also include associated loans in the property investment, distribution, other services and personal sectors.

In Capital Markets the provision charge was € 356 million or 1.41% of average customer loans compared with € 160 million or 0.60% in 2008. The charge included a specific provision of € 326 million and an IBNR provision of € 30 million to recognise the deteriorating grade profile within the performing book. While the provision charge was spread across a number of geographies, the principal sectors impacted were financial, manufacturing, distribution and property sectors. Included in the above charge is a credit of € 8 million for provisions in relation to loans and receivables held for sale to NAMA. The positive position was largely as a result of the write-back of a provision which was no longer required due to improved performance relating to an associated loan in the property sector.

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

The provision charge for AmCredit was € 13 million or 11.75% of gross customer loans, reflecting the continuing weak mortgage market in the Baltics.

Credit profile

Loans and receivables to customers	2010 € bn	2009 € bn
Retail(1)
Residential mortgages	31	31
Other personal lending	6	7
Total retail	37	38

Commercial(1)
Property	26	24
SME/commercial	18	19
Total commercial	44	43

Corporate(1)	13	16

Total	94	97

	€ bn	2010%	€ bn	2009%
Credit Profile
Satisfactory	66.6	71	77.8	79
Watch	7.6	8	8.4	9
Vulnerable	7.6	8	5.7	6
Impaired	12.1	13	6.0	6

Statement of financial position provisions	7.3		2.7
Statement of financial position provisions/loans		7.8		2.8
Specific provisions/impaired loans cover		42		34
Total provisions/impaired loans		60		45
Impairment charge/average advances		4.66		1.86

Gross loans and receivables to customers amounted to € 93.9 billion at 31 December 2010. € 27.4 billion or 29.2% of the portfolio is criticised of which € 12.1 billion is impaired. Statement of financial position specific provisions of € 5.2 billion providing cover of 42% are held at 31 December 2010 for this portfolio with total provisions to total loans of 7. 8%. The income statement specific provision charge in 2010 was € 4,518 million or 4.66% of average advances up from € 1,864 million or 1.86% in 2009. The key portfolios and credit quality are profiled in the following pages.

(1)

The segmentation of the loan book is based on the historical composition of the statement of financial position but may not be reflective of business segmentation under the new structure. The new business segments will be reported in future reporting periods.

Financial review - 3. Management report

Residential mortgages

Non NAMA residential mortgages for continuing operations amounted to € 31 billion at 31 December 2010. The provision charge for non NAMA residential mortgages was € 513 million or 1.68% of average mortgage loans. Residential mortgages in AIB Bank ROI amounted to € 27.2 billion (including owner occupier of € 19.4 billion and buy to let € 7.8 billion) and account for 88% of the residential mortgages for continuing operations of € 31 billion (29.1% of the continuing operations non NAMA loans) and are profiled below. The portfolio is split as follows: 54% tracker, 32% standard variable rate and 14% fixed rate.

	2010
	Owner occupier	Buy to Let	Total
AIB Bank ROI residential mortgages	€ m	€ m	€ m
Total residential mortgages	19,382	7,783	27,165
In arrears (>30 days past due)	749	924	1,673
In arrears (>90 days past due)	557	747	1,304
Of which impaired	422	561	983
Statement of financial position specific provisions	73	125	198
Statement of financial position IBNR provisions	138	230	368
Income statement specific provisions 2010	56	80	136
Income statement IBNR provisions 2010	107	205	312

	%	%	%
Specific provisions/impaired loans cover	17.3	22.3	20.1

	2009
	Owner occupier	Buy to Let	Total
AIB Bank ROI residential mortgages	€ m	€ m	€ m
Total residential mortgages	19,152	8,177	27,329
In arrears (>30 days past due)	398	362	760
In arrears (>90 days past due)	289	263	552
Of which impaired	252	207	459
Statement of financial position specific provisions	44	31	75
Statement of financial position IBNR provisions	29	24	53
Income statement specific provisions 2009	28	23	51
Income statement IBNR provisions 2009	18	16	34

	%	%	%
Specific provisions/impaired loans cover	17.5	15.0	16.3

The portfolio has experienced an increase in arrears reflecting the impact of a harsher economic climate on borrowers’ repayment affordability. The pace of increase in total arrears eased somewhat in the second half of 2010. The level of >90 days in arrears was 4.80% at 31 December 2010 compared with 2.02% at 31 December 2009.

The level of total arrears (>90 days) in the owner occupier book has increased significantly since 31 December 2009 from € 289 million (1.51% of mortgages) to € 557 million or 2.87% at 31 December 2010. Unemployment, wage cuts and high levels of personal debt continued to be the principal drivers of increased arrears.

The level of total arrears (>90 days) in the Buy to Let (“BTL”) portfolio has increased significantly from € 263 million or 3.22% at 31 December 2009 to € 747 million or 9.60% at 31 December 2010 and was influenced by falling rents.

Total owner occupier and BTL impaired loans were € 983 million at 31 December 2010. Statement of financial position specific provisions of € 198 million provided cover of 20% and have been raised having assessed the peak to trough fall in house prices in Ireland (55%). IBNR statement of financial position provisions of € 368 million are held for the performing book (96% of residential mortgage book) based on management’s view of incurred loss in this book. The total income statement charge for 2010 was € 448 million (specific € 136 million and IBNR € 312 million). The IBNR charge was influenced by the increase in the level of arrears, requests for loan restructures and the level of interest only mortgages (€ 4.9 billion) in the portfolio.

AIB has received a number of requests for forbearance from customers who are experiencing cash flow difficulties. AIB considers these against the borrowers’ current and likely future financial circumstances, their willingness to resolve these issues, as well as the legal and regulatory obligations. As part of that process loans are tested for impairment and where appropriate, the loans are downgraded to impaired status and provisions raised.

AIB Bank UK residential mortgages

Non NAMA residential mortgages in AIB Bank UK were € 3.4 billion at 31 December 2010. The level of >90 days in arrears was 4.1% compared with 2.5% at 31 December 2009 driven by an increase in Northern Ireland in particular.

Other personal lending	€ m	2010%	€ m	2009%
Total personal lending portfolio	6,021		7,103

Credit profile
Satisfactory	3,916	65	5,290	74
Watch	634	11	711	10
Vulnerable	632	10	489	7
Impaired	839	14	613	9

Statement of financial position provisions	619		375
Statement of financial position provisions/loans		10.3		5.3
Specific provisions/impaired loans cover		61		53
Total provisions/impaired loans		74		61
Impairment charge/average advances		5.27		3.51

The non NAMA other personal portfolio amounted to € 6.0 billion at 31 December 2010 and includes € 1.1 billion in credit card loans with the remaining € 4.9 billion relating to loans/overdrafts. The portfolio decreased by € 1.1 billion in the period, largely in AIB Bank ROI. € 2.1 billion (35%) of the portfolio was criticised at 31 December 2010 (up from 25% at 31 December 2009) of which € 0.8 billion were impaired. The increased level of criticised loans was largely due to high levels of unemployment which is impacting borrowers. Statement of financial position specific provisions of € 515 million provided cover of 61% and the ratio of total provisions to total loans was 10. 3%. The income statement provision charge for this portfolio in 2010 was € 336 million or 5.27% of average advances up from € 268 million or 3.51% at 31 December 2009.

Financial review - 3. Management report

Property(1)	2010 € m		2009 € m
Investment
Commercial investment	13,679		14,478
Residential investment	3,497		3,348
	17,176		17,826
Land and development
Commercial development	1,847		1,499
Residential development	5,543		3,524
	7,390		5,023
Contractors	807		917

Total	25,373	(2)	23,766	(2)

	€ m		2010%	€ m	2009%
Credit profile (excluding housing associations)
Satisfactory	12,362		49	15,363	65
Watch	2,789		11	3,330	14
Vulnerable	3,215		13	2,338	10
Impaired	7,007	(3)	27	2,735	11

Statement of financial position provisions	4,047			1,091
Statement of financial position provisions/loans			16		5
Specific provisions/impaired loans cover			41		27
Total provisions/impaired loans			58		40
Impairment charge/average advances			9.00		2.61

At 31 December 2010, excluding exposures to housing associations in AIB Bank UK of € 529 million (€ 577 million at 31 December 2009), the non NAMA property and construction portfolio was € 25.4 billion. Excluding exposure to housing associations, impaired loans for this portfolio amounted to € 7.0 billion which represented 58% of the total non NAMA impaired loans for continuing business of € 12.1 billion. Statement of financial position specific provisions of € 2.9 billion provided cover of 41% for this portfolio with total provisions to total loans of 16%. The income statement provision charge in 2010 was € 2,402 million or 9.00% of average property loans up from € 629 million or 2.61% of average property loans in 2009.

At 31 December 2010, investment property amounted to € 17.2 billion (€ 17.8 billion at 31 December 2009) of which € 13.7 billion related to commercial investment. € 7.8 billion of this related to loans for the purchase of property in the Republic of Ireland, € 7.1 billion in the UK, € 1.2 billion in the US and € 1.1 billion in other geographical locations. € 6.3 billion of investment property loans were criticised at 31 December 2010 of which € 2.6 billion were impaired. AIB had statement of financial position specific provisions of € 819 million at 31 December 2010 for these impaired loans which provide impaired loan cover of 31% and total provisions to total loans of 8.3%.

At 31 December 2010, land and development loans amounted to € 7.4 billion and related to loans of less than € 20 million. The portfolio is split by location as follows: € 5.2 billion in ROI, € 2.0 billion in UK and € 0.2 billion in other geographies. Criticised loans amounted to € 6.2 billion of which € 4.2 billion were impaired. The Group had statement of financial position specific provisions of € 2.0 billion providing cover of 47% on these impaired loans and total provisions to total loans of 34%.

(1)

The segmentation of the loan book is based on the historical composition of the statement of financial position but may not be reflective of business segmentation under the new structure. The business segment reporting will reflect the new structure in future reporting periods.

(2)	Excludes exposures to housing associations of € 529 million at 31 December 2010 and € 577 million at 31 December 2009.
(3)	Includes € 37 million of impaired loans for lease financing that is property related.

Non NAMA SME/commercial

Not included in this analysis is the Corporate loan book of € 13 billion at 31 December 2010, which is detailed in the following section.

Non NAMA SME/commercial	2010 € m	2009 € m
Hotels	2,827	2,907
Licensed premises	1,181	1,212
Retail/wholesale	3,150	3,355
Other services	6,886	7,912
Agriculture	1,838	1,897
Other	1,764	1,946

Total SME/commercial	17,646	19,229

	€ m	2010%	€ m	2009%
Credit profile
Satisfactory	10,444	59	13,046	68
Watch	2,405	14	2,543	13
Vulnerable	2,121	12	1,897	10
Impaired	2,676	15	1,743	9

Statement of financial position provisions	1,700		861
Statement of financial position provisions/loans		9.6		4.5
Specific provisions/impaired loans cover		50		39
Total provisions/impaired loans		64		49
Impairment charge/average advances		5.44		2.65

The main sub-sectors included in the SME/commercial category of € 17.6 billion were: hotels and licensed premises € 4.0 billion; retail/wholesale € 3.1 billion; other services € 6.9 billion and agriculture € 1.8 billion. € 7.2 billion or 41% were in criticised grades (up from 32% at 31 December 2009) and include € 2.7 billion in impaired loans. € 5.2 billion or 45% of AIB Bank ROI’s loans and loans to customers in this sector are criticised. The increase in criticised loans reflects the impact the continuing difficult economic conditions and high levels of unemployment, particularly in Ireland, are having on borrowers. Statement of financial position specific provisions of € 1.3 billion provide cover of 50% for the impaired element of this portfolio with total provisions to total loans (€ 17.6 billion) coverage of 9.6%. The income statement provision charge for this portfolio in 2010 was € 985 million or 5.44% of average loans up from € 541 million or 2.65% in 2009.

Financial review - 3. Management report

Corporate loans	€ m	2010%	€ m	2009%
Total corporate portfolio	13,412		15,661

Credit profile
Satisfactory	12,679	95	14,985	96
Watch	176	1	138	1
Vulnerable	90	1	169	1
Impaired	467	3	369	2

Statement of financial position provisions	285		208
Statement of financial position provisions/loans		2.1		1.3
Specific provisions/impaired loans		45		46
Total provisions/impaired loans		61		56
Impairment charge/average advances		1.86		0.29

The corporate book which relates to large corporate borrowers in Capital Markets division amounted to € 13.4 billion spread on a business unit basis as follows: Ireland € 3.0 billion, UK € 1.7 billion, US € 3.3 billion, International € 4.8 billion and Other € 0.6 billion. Included in this portfolio is a leveraged finance book of € 3.3 billion, down from € 4.3 billion at 31 December 2009 and € 1.7 billion of project finance (€ 1.5 billion at 31 December 2009). € 0.8 billion of corporate loans are in criticised grades of which € 0.5 billion are impaired. Statement of financial position specific provisions of € 211 million provided cover of 45% with total provisions to total loans of 2.12%. The income statement provision charge in 2010 for this portfolio was € 282 million or 1.86% of average loans. Further detail of the leveraged book by geographic location and industry sector is available in note 28.

Note: Further information relating to asset quality on continuing operations (on a geographic location and industry sector basis) is available in notes 28, 29 and 73 of this report.

Available for sale (“AFS”) financial investments

	€ bn	2010%	€ bn	2009%
Government securities - Ireland	4.3	20.7	3.9	15.4
Government securities - Eurozone	3.5	16.8	2.1	8.3
Government securities - non Euro	1.7	8.2	2.6	10.3
Supranational banks and Government agencies	1.3	6.3	0.6	2.4
Senior bank and financial institution debt	3.0	14.4	6.5	25.7
Residential mortgage backed securities	2.9	13.9	3.7	14.6
Government guaranteed senior bank debt	1.1	5.3	1.5	5.9
Covered bonds (originated externally)	0.9	4.3	1.0	3.9
Corporate debt	0.6	2.9	0.8	3.1
Other asset backed securities	0.6	2.9	1.0	4.0
Subordinated bank debt	0.5	2.4	0.6	2.4
Other assets	0.1	0.5	0.3	1.2
Certificates of deposit	—	—	0.2	0.8
Equity investments (including subordinated NAMA bonds)	0.3	1.4	0.3	1.2
Other investments	—	—	0.2	0.8

	20.8	100.0	25.3	100.0

At 31 December 2010, 96% of the AFS securities of € 20.8 billion held by the Group were externally rated as investment grade and 69% were rated A- or stronger. Sovereign issued or guaranteed securities accounted for 58% of the holdings. Other asset classes included senior bank debt and covered bonds (19%), senior tranches of residential mortgage backed securities (14%). Smaller holdings included senior tranches of other asset backed securities (3%), as well as corporate debt (3%) and bank subordinated debt (2.4%). The makeup of the portfolio is more heavily weighted towards sovereign and sovereign guaranteed securities than at 31 December 2009. This is mainly due to sales and paydowns/maturities of bank and asset backed securities during the year of approximately € 8.3 billion with most new purchases concentrated in sovereign or sovereign guaranteed securities.

There were no specific impairments recognised during the year. Screen prices have been used to value the majority of the assets and the weighted average price for the overall portfolio is 94.8% of par value. The portfolio contains positions which have unrealised losses of € 709 million for more than one year. This relates to increased charges in the market for liquidity and credit risk since 2008 which the Group is satisfied does not constitute impairment. This is borne out of ongoing credit assessment and experience of continuing performance and full repayment at maturity of similar assets which were also subject to weak market pricing in the last two years.

An IBNR provision of € 59 million was made in 2010 against the subordinated bank debt holdings within the portfolio. Total nominal value of these holdings gains at 31 December 2010 was € 590 million with a fair value of € 450 million.

Movement in net unrealised gains/losses on the financial investments available for sale securities portfolio

In 2010 there was a negative pre-tax movement of € 1 billion in the net unrealised gains/losses of the financial investments available for sale portfolio.

The principal contributor to the movement in net unrealised losses has been the impact of widening credit spreads for Irish sovereign debt in 2010 e.g. the cost of 5 year Irish sovereign credit default swaps moved from 156 basis points at 31 December 2009 to 615 basis points at 31 December 2010. The unrealised loss on Irish sovereign securities held at 31 December 2010 was € 632 million in comparison to a net unrealised gain of € 115 million at 31 December 2009. There were also negative movements of € 72 million on Eurozone government securities which related to widening credit spreads on smaller positions in Spanish, Portuguese and Greek sovereign debt and € 51 million on subordinated NAMA bonds, impacted by increased negative perception of Irish sovereign debt in 2010.

Financial review - 3. Management report

Associated undertakings	2010 € m	2009 € m	2008 € m
AIB Bank ROI	16	(4)	—
AIB Bank UK	2	1	2

AIB Group	18	(3)	2

2010 v 2009

Income from associated undertakings in 2010 was € 18 million compared with a loss of € 3 million in the comparative period. Associated undertakings includes AIB’s share of Aviva Life Holdings Ireland Limited, Aviva Health Insurance Ireland Limited and AIB’s share in the joint venture with First Data International trading as AIB Merchant Services. The improved financial out-turn reflected increased contributions from each of these businesses.

2009 v 2008

Losses from associated undertakings in 2009 were € 3 million compared with income from associated undertakings of € 2 million in 2008.

Income tax (income)/expense

2010 v 2009

The taxation credit for 2010 was € 1,710 million (including a € 1,714 million credit relating to deferred taxation), compared with a taxation credit of € 373 million in 2009 (including a credit of € 374 million relating to deferred taxation). The taxation credits exclude taxation on share of results of associated undertakings. Associated undertakings are reported net of taxation in the Group (loss)/profit before taxation. The credit is influenced by the geographic mix of profits and losses, which are taxed at the rates applicable in the jurisdictions where the Group operates.

2009 v 2008

The taxation credit for 2009 was € 373 million, compared with a tax charge of € 69 million in 2008. The taxation charge/credit excludes taxation on share of results of associated undertakings. Share of results of associated undertakings is reported net of taxation in the Group (loss)/profit before taxation. The charge/credit is influenced by the geographic mix of profits and losses, which are taxed at the rates applicable in the jurisdictions where the Group operates.

NAMA

During 2010, loans of € 18.2 billion transferred to NAMA. Of the consideration received, 95% comprised Government guaranteed floating rate notes, with the remaining 5% comprising floating rate perpetual subordinated bonds. The aggregate discount on assets transferred in 2010 was 54%. The NAMA senior bonds have been classified as loans and receivables in the statement of financial position under the caption ‘NAMA senior bonds’ (the NAMA senior bonds were disclosed within financial investments available for sale in the half-yearly financial report 2010). The bonds were measured at initial recognition at fair value and subsequently measured as for loans and receivables, that is, at amortised cost using the effective interest method less any impaired losses.

At 31 December 2010, € 2.2 billion of gross loans were held for sale to NAMA. A provision of € 1.0 billion was made in relation to these remaining NAMA loans and was recorded as a provision for liabilities and commitments. This represented the excess amount required over existing provisions in order to apply a 60% discount on these loans. The total NAMA transfer related losses of € 7.0 billion are highlighted separately in this commentary on results.

Retirement benefits

The Group operates a number of pension and retirement benefit schemes for employees. These include defined benefit and defined contribution schemes. The net pension deficit at 31 December 2010 was € 400 million for all schemes, a reduction in the deficit from € 714 million at 31 December 2009. The Group agreed with the trustees of the Irish scheme as part of the triennial valuation process, that it will fund the deficit over approximately 15 years (UK scheme: 15 years).

Discontinued operations

Following the initial Prudential Capital Assessment Review (“PCAR”), AIB Group announced, on 30 March 2010, that AIB Group (UK), BZWBK and M&T were available for sale. Subsequently, BACB was also included in the businesses to be disposed of. While AIB Group (UK) was reported as a discontinued operation at 30 June 2010, it was considered prior to 31 December 2010 that the sale was no longer highly probable within a 12 month period and the UK was reclassified as a continuing operation.

The results of the businesses mentioned above classified as discontinued operations are shown in the following table. Note 18 to the accounts includes further detail in relation to discontinued operations.

Discontinued operations profit	2010 € m	2009 € m	2008 € m
BZWBK	329	265	357
M&T	5	(156)	94
BACB	(60)	(103)	(54)

Profit before taxation	274	6	397
Income tax expense	72	51	75

Profit/(loss) after taxation	202	(45)	322
Loss recognised on the remeasurement to fair value less costs to sell(1)	(3)	—	—

Profit/(loss) for the period from discontinued operations	199	(45)	322

(1)	Relates to impairment of intangible assets.

2010 v 2009

On 10 September 2010, AIB announced that it had conditionally agreed to sell its shareholding in Bank Zachodni WBK S.A. (“BZWBK”) in Poland to Banco Santander S.A. The sale was completed on 1 April 2011. Details of the sale are included in note 69.

On 4 November 2010, AIB Group announced the completed disposal of its shareholding in M&T.

Discontinued operations recorded a profit after taxation of € 199 million in 2010 compared to a loss after taxation of € 45 million in 2009. Discontinued operations were impacted by investment reviews carried out in 2010 and 2009. 2010 included a € 62 million writedown with regard to the investment in BACB. 2009 included impairment charges of € 200 million and € 108 million relating to M&T and BACB respectively.

BZWBK recorded a profit before taxation of € 329 million, compared with € 265 million in 2009, an increase of 24% or 15% on a constant currency basis. Net interest income was up, driven primarily by improved margins on customer deposits. Lending volumes were lower reflecting reduced exposure to the property sector and average deposit volumes were at similar levels to 2009. Total operating expenses were up 10% compared with 2009 (1% on a constant currency basis), while the provision charge for impairment of loans and receivables in 2010 decreased by 7% from 2009 (14% on a constant currency basis) to € 105 million. The provision charge represented 1.21% of average customer loans compared to 1.34% in 2009.

M&T’s contribution was € 5 million in 2010 compared to a loss of € 156 million in 2009 (further details on M&T are available in note 18 to the accounts).

BACB recorded a loss of € 60 million in 2010 compared to a loss of € 103 million in 2009. A review of AIB’s associate holding in BACB resulted in an income statement charge of € 62 million partly offset by an operating profit of € 2 million in 2010. As a result of the charge, AIB’s investment in BACB was written down to Nil. 2009 included an impairment charge of € 108 million for BACB.

2009 v 2008

Profit from discontinued operations before taxation was € 6 million in 2009 compared to € 397 million in 2008. Discontinued operations were impacted by investment reviews carried out in 2009 and 2008. 2009 included impairment charges of € 200 million and € 108 million relating to M&T and BACB respectively. 2008 included an impairment charge of € 57 million in relation to BACB.

BZWBK recorded a profit of € 265 million in 2009 compared to € 357 million in 2008, a decrease of € 92 million or 26%.The reported results in Euro are impacted by the movement in the average Zloty/Euro exchange rates between the two periods, where the average accounting Zloty rate weakened by 19% in 2009. Excluding this currency factor of € 67 million, the profit for BZWBK was down 7%, reflecting higher provisions for impairment of loans and receivables in 2009.

Excluding the impairment charge of € 200 million in 2009, M&T’s contribution of US$ 61 million (€ 44 million) was down 56% relative to 2008 contribution of US$ 138 million (€ 94 million).The performance of M&T in 2009 was affected by merger costs related to the Provident acquisition, a Federal Deposit Insurance Corporation charge, writedowns on the securities portfolio and higher credit provisions.The contribution of M&T to AIB Group’s 2009 performance in Euro was impacted by a strengthening in the US dollar rate relative to the euro in 2009.The associate holding in BACB resulted in an associate loss of € 103 million in 2009 compared with a loss of € 54 million in 2008.

Financial review - 3. Management report

Statement of financial position

The commentary on the consolidated statement of financial position is on a continuing operations basis unless otherwise stated. AIB Group totals are shown where pertinent as it is not permitted to retrospectively re-present the consolidated statement of financial position.

The statement of financial position identifies loans eligible for sale to NAMA and disposal groups’ loans held for sale (discontinued operations) separately from other customer loans. Loan balances reported in the following tables exclude NAMA balances in 2010 and 2009, in line with the primary statements.

Gross loans to customers	2010 € bn	2009 € bn	% change
AIB Bank ROI	58	58	—
Capital Markets	19	22	-15
AIB Bank UK	17	17	-4
Continuing operations	94	97	-3

BZWBK		9

AIB Group		106

Continued weak demand for credit in 2010 and deleveraging measures resulted in lower gross loans to customers, down € 3 billion or 3% since 31 December 2009. Excluding the impact of the changed threshold for NAMA eligibility, gross loans were down € 7 billion or 8%. AIB Bank UK gross loans decreased by 4% in 2010 (or 6% excluding currency factors).

Net loans to customers	2010 € bn	2009 € bn	% change
AIB Bank ROI	52	56	-7
Capital Markets	18	22	-17
AIB Bank UK	16	17	-6
Continuing operations	86	95	-9

BZWBK		8

AIB Group		103

Net loans decreased by € 9 billion or 9% as a result of a high level of provisions for non NAMA loans and receivables, the aforementioned weaker credit demand and deleveraging measures. AIB Bank UK net loans decreased by 6% in 2010 (or 9% excluding currency factors).

Customer accounts	2010 € bn	2009 € bn	% change
AIB Bank ROI	35	40	-10
Capital Markets	8	23	-65
AIB Bank UK	9	11	-24
Continuing operations	52	74	-29

BZWBK		10

AIB Group		84

AIB’s ratings downgrade and sovereign ratings downgrade contributed to an outflow in deposits particularly from Non Bank Financial Institutions (“NBFIs”) and international corporates. AIB Bank UK deposits decreased by 24% in 2010 (or 26% excluding currency factors).

Capital - Total Group basis

The Group’s core tier 1 ratio was 4.0% and the total capital ratio was 9.2%(1) at 31 December 2010.

Capital	2010 € bn	2009 € bn
Core tier 1	3.9	9.5
Tier 1	4.2	8.7
Total capital	9.1	12.3

Risk weighted assets	2010 € bn	2009 € bn
AIB Bank ROI	44	54
Capital Markets	26	34
AIB Bank UK	18	21
Group	1	1

Continuing operations	89	110
BZWBK	10	10

AIB Group	99	120

Capital	2010%	2009%
Core tier 1	4.0	7.9
Tier 1	4.3	7.2
Total capital	9.2	10.2

Risk weighted assets reduced by € 21 billion in the period. The primary reasons for the reduction were the transfer of assets to NAMA and deleveraging of assets. These reductions were partly offset by downward grade migration of loans and the switch of the credit grading model in ROI Division for commercial property exposures from Internal Ratings Based (“IRB”) to a standardised basis for the regulatory risk weighted assets calculation, as instructed by the Central Bank of Ireland in August 2010. Under the IRB approach, defaulted exposures are not included in risk weighted assets as they are included in the expected loss deduction from capital. However, under the standardised approach defaulted exposures are included in risk weighted assets. AIB Group risk weighted assets were 68% of total assets at 31 December 2010 (69% at 31 December 2009).

Core tier 1 capital reduced by € 5.6 billion during 2010. This was due to a loss in 2010 of € 10.2 billion partly offset by the net proceeds of the Irish Government capital injection of € 3.7 billion in December 2010 and € 0.9 billion capital benefit from the disposal of AIB’s M&T shareholding. The net impact on the core tier 1 capital ratio was a decline from 7.9% at 31 December 2009 to 4.0% at 31 December 2010.

Tier 1 capital reduced by € 4.5 billion during 2010. In addition to the aforementioned factors relating to the decline in core tier 1 capital, the reduction in tier 1 capital was partly offset by a € 1.1 billion reduction in the regulatory deduction for expected loss in 2010 due to the change in the ROI commercial property model. These factors resulted in a tier 1 ratio of 4.3% at 31 December 2010, a reduction from 7.2% at 31 December 2009.

Tier 2 capital was up € 1.2 billion on 31 December 2009 benefiting from a € 1.1 billion reduction in the regulatory deduction for expected loss in 2010 due to the change in the ROI commercial property model while general provisions increased by € 0.4 billion in 2010. These increases were partly offset by a reduction of € 0.3 billion in subordinated debt as part of the capital exchange offering in March 2010.

The total capital ratio decreased from 10.2% to 9.2% which reflected the net movements in tier 1 and tier 2 capital detailed above partly offset by the reduction in risk weighted assets.

On 31 March 2011, the Central Bank of Ireland announced the results of the Prudential Capital Assessment Review (“PCAR”). The Central Bank of Ireland requires AIB to raise capital of € 13.3 billion of which an amount of € 1.4 billion may be in the form of contingent capital.

Capital exchange offering

In March 2010, AIB completed the exchange of lower tier 2 capital instruments for equivalent lower tier 2 capital qualifying securities. Details of the exchange are in note 6 to the financial statements. These transactions resulted in a gain of € 372 million, which increased core tier 1 capital with no material effect on total capital. In June 2009, the capital exchange offering resulted in a gain of € 1,161 million (€ 623 million in the income statement and € 538 million as a movement in equity) on redemption of subordinated liabilities and other capital instruments.

(1)

At 31 December 2010, the Group, on a consolidated and individual basis, benefited from derogations from certain regulatory capital requirements granted on a temporary basis by the Central Bank of Ireland (page 23). The requirement for derogations arose as a result of loan impairment provisions at 31 December 2010. These derogations remained in place until the completion of the liability management exercise on 24 January 2011.

Financial review - 3. Management report

Funding(1)

Sources of funds - Total AIB Group basis	€ bn	2010%	€ bn	2009%
Customer accounts	63	45	84	51
Deposits by central banks and banks - secured	41	29	24	15
- unsecured	9	7	9	5
Certificates of deposit and commercial paper	1	1	10	6
Asset covered securities	3	2	5	3
Senior debt	12	9	16	10
Capital(2)	9	7	16	10

Total source of funds	138	100	164	100

Other(3)	7		10

	145		174

The funding requirement of AIB reduced by € 26 billion in 2010. However customer accounts decreased by € 21 billion (€ 22 billion on a continuing operations basis), certificates of deposit and commercial paper decreased by € 9 billion, asset covered securities and senior debt decreased by € 6 billion with the balance of funding sourced from bank secured funding inclusive of a heavy reliance on ECB. Customer accounts remain the largest source of funding and comprised 45% of the Group’s overall funding requirement at 31 December 2010. This was down from 51% at 31 December 2009, as customer accounts were affected by the adverse international sentiment towards the Irish sovereign and banking sector particularly in the second half of the year. These outflows were primarily from institutional and corporate customers but some reductions also occurred in AIB Bank ROI and AIB Bank UK. The Group remains committed to the gathering and retention of customer accounts in a very competitive and challenging market environment. AIB experienced customer deposit outflows early in the first quarter of 2011, these outflows were caused by a combination of cyclical seasonal outflows and customer withdrawals.

Net customer loans including loans held for sale to NAMA decreased by € 25 billion in the year to 31 December 2010. This decrease was mainly due to a combination of the transfer of loans to NAMA and deleveraging. The loan to deposit ratio (excluding NAMA loans) at 31 December 2010 was 165%, up from 123% at 31 December 2009.

Funding market conditions in the year to December were mixed with reasonable liquidity in the markets in the first half- year. The weakness in markets in the second half was principally attributable to increased negative sentiment towards the Irish sovereign, particularly following the IMF/EU programme of financial support. This resulted in the Group experiencing a reduction in its access to wholesale funding markets, which was offset by an increase in secured deposits by banks principally by monetary authorities. AIB had to rely significantly on its qualifying liquid assets/contingent funding capacity. In 2010, the Group successfully raised € 6 billion of unsecured term funding under the ELG Scheme through a series of public and private placements. Issuances had an average life of over 3 years and the majority were executed in the first half of the year. At 31 December 2010 there was € 17 billion of wholesale funding with a maturity of greater than 1 year which represented 58% of wholesale funding (excluding repos and inclusive of subordinated debt), up from 30% at 31 December 2009. NAMA bonds received as consideration for loans transferred to NAMA further assisted in supporting the Group’s liquidity position.

At 31 December 2010, the Group held € 46 billion (including pledged assets) in qualifying liquid assets/contingent funding of which approximately € 36 billion was pledged. The Group continues to explore and develop contingent collateral and funding facilities to support its funding requirements, however the credit rating downgrades in 2011 to AIB and the sovereign have had a negative impact on the funding value of the Group’s bond holdings and internal asset covered securities.

Summary items from statement of financial position(4)			2010	2009
Total assets	€	bn	145	174
Net loans and receivables to customers	€	bn	86	103
Financial assets held for sale to NAMA	€	bn	2	19
Customer accounts	€	bn	52	84
Wholesale funding	€	bn	66	64
Loan deposit ratio			165%	123%

(1)	The funding commentary is on a total AIB Group basis, with held for sale balances recorded across statement of financial position captions.
(2)	Includes total shareholders’ equity, subordinated liabilities and other capital instruments.
(3)	Non-funding liabilities including derivative financial instruments, other liabilities, retirement benefits and accruals and other deferred income.
(4)

2010 statement of financial position is shown with assets and liabilities for certain operations (mainly BZWBK) classified as held for sale. In 2009 these balances were recorded across the statement of financial position captions.

Basis of presentation

The following business segmentation structure has been reviewed as part of the restructuring plan of the organisation and the new structure will be reflected in future business segment reporting.

	2010				2009	2008
Divisional operating (loss)/profit before provisions	Total m		NAMA(1) m	Total excluding NAMA m	Total m	Total m
AIB Bank ROI		€(5,378)	(5,567)	189	881	1,181
Capital Markets		€483	(94)	577	853	686
AIB Bank UK	Stg £	(86)	(227)	141	336	323
		€(100)	(265)	165	378	405
Group		€(11)	(43)	32	472	(16)

AIB Group - continuing operations		(5,006)	(5,969)	963	2,584	2,256

	2010				2009	2008
Divisional operating (loss)/profit before taxation	Total m		NAMA(1) m	Total excluding NAMA m	Total m	Total m
AIB Bank ROI		€(10,750)	(5,870)	(4,880)	(3,594)	(47)
Capital Markets		€71	(129)	200	468	505
AIB Bank UK	Stg £	(1,181)	(819)	(362)	(15)	152
		€(1,377)	(956)	(421)	(16)	190
Group		€(15)	(43)	28	480	(11)

AIB Group - continuing operations		(12,071)	(6,998)	(5,073)	(2,662)	637

(1)	NAMA transfer related losses.

Financial review - 3. Management report

	2010			2009	2008
AIB Bank ROI income statement	Total € m	NAMA(1) € m	Total excluding NAMA € m	Total € m	Total € m
Net interest income	790	—	790	1,400	1,705
Other income	(5,279)	(5,567)	288	331	478

Total operating income	(4,489)	(5,567)	1,078	1,731	2,183
Personnel expenses	560	—	560	533	640
General and administrative expenses	284	—	284	271	313
Depreciation, impairment and amortisation	45	—	45	46	49
Total operating expenses	889	—	889	850	1,002

Operating (loss)/profit before provisions	(5,378)	(5,567)	189	881	1,181
Provisions for impairment of loans and receivables	5,084	—	5,084	4,473	1,298
Provisions for liabilities and commitments	303	303	—	—	—
Provisions for impairment of financial investments available for sale	2	—	2	—	4
Total provisions	5,389	303	5,086	4,473	1,302

Operating loss	(10,767)	(5,870)	(4,897)	(3,592)	(121)
Associated undertakings	16	—	16	(4)	—
Profit on disposal of property	1	—	1	2	6
Profit on disposal of businesses	—	—	—	—	68

Loss before taxation	(10,750)	(5,870)	(4,880)	(3,594)	(47)

(1)	NAMA transfer related losses.

2010 v 2009

AIB Bank ROI reported a loss before taxation of € 10.8 billion in 2010 compared to a loss of € 3.6 billion in 2009. The following commentary excludes the impact of asset transfers to NAMA of € 5.9 billion.

The loss before taxation of € 4.9 billion in 2010 with provisions for impairment of loans and receivables of € 5.1 billion compared to a loss before taxation of € 3.6 billion in 2009 with provisions for loans and receivables of € 4.5 billion.

Operating profit before provisions was € 189 million. This was down 79% when compared to 2009, with total operating income of € 1,078 million down 38% and total operating expenses of € 889 million down 5% excluding the € 84 million gain in 2009 from a retirement benefits amendment.

Consumer sentiment in the Republic of Ireland remained subdued during 2010 with ongoing concerns around job security and the impact of austerity measures. AIB is fully committed to supporting customers facing financial difficulty and provides a range of supports to SME and mortgage customers. AIB continues to actively support Irish economic recovery through providing credit facilities to meet the investment and working capital requirements of viable businesses, particularly in the SME sector. In addition, AIB has maintained a strong emphasis on the mortgage market through supporting first time buyers and home movers and accounted for 34% by value of all new residential mortgage drawdowns in the Irish market in 2010.

Net interest income of € 790 million was 44% lower than 2009. This reduction in net interest income was due to the higher cost of deposits and wholesale funding, combined with the cost of the ELG Scheme. Retail deposit pricing remained intensely competitive throughout the year with elevated customer deposit rates. This was partly offset by the re-pricing of lending products, including mortgages, to reflect the higher cost of funding. Loan pricing will be kept under review to ensure a more sustainable long-term economic proposition is maintained.

Total customer accounts reduced by 10% to € 35 billion at 31 December 2010 reflecting the impact of AIB and Irish sovereign rating downgrades in 2010. Gross loans were flat compared with December 2009 but were down excluding the change in NAMA eligibility during 2010. Demand for consumer credit remains low as consumers continue to take a cautious approach to additional debt and in many cases are reducing personal debt levels. Demand for business credit, particularly for investment purposes, also remained at subdued levels reflecting the uncertain economic outlook.

Other income of € 288 million was 13% lower than the comparative period reflecting lower levels of customer transaction activity with an adverse impact on fees and other income.

Excluding the gain in 2009 from the defined benefit pension amendment, personnel expenses were 9% lower due to reduced staff numbers and staff related costs. General and administrative expenses increased by 5% due to higher legal costs and increased regulatory costs.

The provision charge for impairment of loans and receivables for 2010 was € 5.1 billion and represents a charge of 6.98% of average loans.This included € 1.3 billion for loans held for sale to NAMA. In addition, the writedown in value of the remaining assets to be transferred to NAMA is provided for as a provision for liabilities and commitments of € 303 million in 2010.The impairment charge for 2009 was € 4.5 billion, 5.76% of average loans.

Associated undertakings of € 16 million represents AIB’s share of Aviva Life Holdings Ireland Limited,Aviva Health Insurance Ireland Limited and AIB’s share in the joint venture with First Data International trading as AIB Merchant Services.The improved financial out-turn reflected increased contributions from each of these businesses.

2009 v 2008

AIB Bank ROI reported a loss before taxation of € 3.6 billion in 2009 driven by higher provisions for impairment of loans and receivables of € 4.5 billion.This compared to a loss before taxation of € 47 million in 2008, when provisions for impairment of loans and receivables were € 1.3 billion. Operating profit before provisions of € 881 million was down 25% compared with 2008, with total operating income of € 1,731 million lower by 21% and total operating expenses of € 850 million down 15%.

2009 was a very difficult year for AIB Bank ROI. Key sectors within the Irish economy suffered in a worsening economic climate which, when coupled with rising unemployment and more depressed consumer demand, resulted in a significant increase in impaired loans and a lack of opportunity to grow income across all major business lines. In addition, wholesale and retail funding markets remained stressed giving rise to higher customer deposit acquisition costs, shorter duration term market funding combined with higher longer-term wholesale funding costs.Against this challenging economic and financial markets backdrop, an operating profit of € 881 million was achieved.AIB continued to support customers through this difficult period with particular emphasis on viable small and medium sized enterprises (SME) and mortgage business. However, demand for credit from customers was subdued throughout 2009 reflecting customer concerns around job security, reductions in disposable income and a more cautious approach when evaluating investment opportunities.

Total operating income for the year was € 1,731 million, € 452 million or 21% lower than 2008.The key variables driving this fall in income were the higher cost of deposits and longer-term wholesale funding, partially offset by some widening of loan margins and the availability of cheaper short-term funding on the inter-bank market. Deposit pricing in the Irish market was highly competitive throughout 2009 and at an unsustainable loss making level.The weaker Irish economy also adversely impacted activity driven fee income and commissions, with investment product and credit card income also down on 2008 levels.The full year cost of the Irish Government guarantee scheme was also a factor behind the fall in income, with one quarter charge included in 2008 compared to a full year charge in 2009 partly offset by profit from disposal of available for sale debt securities.

Costs were tightly managed in 2009 and total operating expenses were down 15% compared to 2008.There was a one-off gain in 2009 from a retirement benefits amendment excluding which costs were down € 68 million or 7%. Personnel costs were down 17% (€ 23 million or 4% lower excluding the retirement benefits amendment) due to a reduction in staff numbers (approximately 380 lower than December 2008) and staff related costs. General and administrative expenses were 13% lower than 2008 driven by tight management of all areas of expenditure.

The provision for impairment of loans and receivables increased significantly to € 4.5 billion, 5.76% of average loans.This was up from € 1.3 billion (1.74%) in 2008. Property and construction accounted for approximately 80% of the December 2009 charge. Of the total loan book of € 78 billion in AIB Bank ROI division, it was anticipated that approximately € 19 billion was to transfer to NAMA over the following months. In 2009 the impairment charge associated with these NAMA loans was € 3.2 billion which resulted in cumulative credit provisions at 31 December 2009 of € 3.9 billion against the NAMA book. In the non NAMA book there was also evidence of some deterioration in credit quality which is being tightly managed.

Associated undertakings mainly represented AIB’s share of Aviva Life Holdings Ireland Limited with the financial out-turn for 2009 lower than 2008 primarily due to a reduction in new business volumes and investment markets.

The profit on disposal of business of € 68 million in 2008 reflected the division’s share of profits from the sale of 50.1% of AIB’s merchant acquiring businesses. Following this transaction the Group formed a merchant acquiring joint venture with First Data Corporation.

Financial review - 3. Management report

			2010	2009	2008
Capital Markets income statement	Total € m	NAMA(1) € m	Total excluding NAMA € m	Total € m	Total € m
Net interest income	651	—	651	1,025	1,035
Other income	77	(94)	171	162	32

Total operating income	728	(94)	822	1,187	1,067
Personnel expenses	125	—	125	216	260
General and administrative expenses	104	—	104	101	105
Depreciation, impairment and amortisation	16	—	16	17	16
Total operating expenses	245	—	245	334	381

Operating profit before provisions	483	(94)	577	853	686
Provisions for impairment of loans and receivables	342	—	342	361	160
Provisions for liabilities and commitments	35	35	—	—	(4)
Provisions for impairment of financial investments available for sale	24	—	24	24	25
Total provisions	401	35	366	385	181

Operating profit	82	(129)	211	468	505
Loss on disposal of businesses	(11)	—	(11)	—	—

Profit before taxation	71	(129)	200	468	505

			2010	2009	2008
Capital Markets income statement	Total € m	NAMA(1) € m	Total excluding NAMA € m	Total € m	Total € m
Corporate Banking	(268)	(129)	(139)	37	335
Global Treasury	344	—	344	423	168
Investment Banking	(5)	—	(5)	8	2

Profit before taxation	71	(129)	200	468	505

(1)	NAMA transfer related losses.

2010 v 2009

Capital Markets profit before taxation was € 71 million in 2010 compared to € 468 million in 2009. Excluding losses relating to NAMA transfers of € 129 million, the profit before taxation was € 200 million and represented a reduction in profitability of € 268 million or 57% in 2010 while operating profit before provisions declined by € 276 million or 32% from € 853 million to € 577 million. Operating income was adversely impacted by higher Government guarantee costs, higher wholesale funding costs and lower wholesale treasury income. Ongoing deleveraging of the loan book outside Ireland continued to impact income on loans, although this was favourably offset by higher year on year margins and lower mark to market writedowns.

Total operating expenses fell by € 89 million or 27%, principally impacted by lower staff numbers and staff related costs. General and administrative expenses increased slightly compared to 2009, driven by higher legal and professional costs associated with the sale of businesses and additional costs associated with the introduction of a new customer loan platform in the second half of 2009. Excluding the loss on transfers to NAMA the cost income ratio increased from 28% to 30% and while costs decreased this reflected the impact of significantly reduced income in the period.

Provisions for impairment of loans and receivables decreased by € 19 million or 5% as the impact of elevated credit stresses eased somewhat compared to 2009.

Corporate Banking performance continued to be impacted by stressed credit markets and very difficult economic conditions. Provisions for impairment of loans and receivables decreased from € 356 million in 2009 to € 342 million in 2010. Profit before taxation declined from a profit of € 37 million in 2009 to a loss of € 139 million in 2010, while operating profit before provisions declined by 45% (€ 177 million) due to higher Government guarantee costs and lower loan volumes in line with management’s ongoing overseas deleveraging strategy. While average loan volumes declined by 14% or € 3.6 billion from the combined impact of deleveraging and accelerated customer repayments, average loan margins increased reflecting the positive income flows arising from a significant re-pricing of the loan book undertaken during 2009. Other favourable contributors to performance included lower mark to market writedowns and the non-recurrence of once off interest rate swap costs incurred in 2009. Customer deposits fell by 56% reflecting the extent of adverse Irish sovereign and banking sector sentiment during the latter part of the year in particular.

Global Treasury generated profit before taxation of € 344 million, a decline of € 79 million or 19% compared to 2009.This represented a strong underlying performance in difficult market conditions, notwithstanding a decrease on exceptionally high income generated in 2009 due to interest rate positioning to benefit from interest rate cuts in the first half of 2009.Wholesale treasury was negatively impacted by lower income from cash management activities as interest rates remained at historically low levels and positions matured during the course of 2010. Similarly, income from the traded credit portfolio and strategic interest rate management declined as assets matured and overall funding costs increased. Customer treasury profits increased in 2010, particularly driven by higher foreign exchange income in Ireland as margins increased, although partly offset by lower interest rate swap income in overseas markets. Lower staff costs also favourably impacted performance.

Investment Banking performance was negatively impacted by losses incurred on the disposal of business, lower stockbroking, wealth management, trading and corporate finance income.This was partly offset by once off income generated on the sale of an equity investment while income from investment management and financial outsourcing activities was broadly in line with the comparative period.The sale of Goodbody Stockbrokers was concluded at the year end following receipt of regulatory approval.Total costs decreased by 18% reflecting lower staff numbers, salary related costs and ongoing cost control.

2009 v 2008

Capital Markets profit before taxation of € 468 million declined by € 37 million or 7% on 2008 while operating profit before provisions grew by € 167 million or 24% from € 686 million to € 853 million. Net interest income was negatively impacted by higher funding costs, lower margin on USD/Euro liquidity management activities and lower average loan volumes, though partly offset by increased income on strategic interest rate management activities and higher advances margins.The strong growth in other income was driven by a lower cost of cross currency interest rate swaps used to manage liquidity, lower mark to market write downs and profit from disposal of available for sale debt securities. Other income also included the full year cost of the Irish Government guarantee scheme.While the net interest income trend was negatively impacted by a lower margin on USD/Euro liquidity management, other income benefited by a commensurate amount from a lower cost of cross currency swaps with no impact on the total income trend.

Total operating expenses fell by € 47 million or 12% reflecting the division’s flexible cost structure and strong management focus on costs across all areas and headings. Excluding the gain from the retirement benefits amendment, total operating expenses fell by € 26 million or 7%. Lower staff numbers, salary containment and reduced variable compensation contributed to the fall in personnel expenses while the decrease in other administrative expenses was largely due to the effective operation of cost control initiatives.The impact of these initiatives and the retirement benefits amendment has manifested in a continuation of the downward trend in the costincome ratio, falling from 35.7% in 2008 to 28.1% in 2009.

Total provisions amounted to € 385 million, an increase of € 204 million or 113 % compared with 2008, reflecting the scale of the economic downturn across our principal credit markets and the consequent level of difficulties experienced by borrowers.

Corporate Banking experienced very difficult trading conditions during the year as the scale of economic downturn across key credit markets significantly impacted the level of provisions for loan impairments. Profit before taxation declined as credit impairment provisions increased from € 160 million in 2008 to € 356 million in 2009.This represented an impairment charge of 1.41% of average loans, up from 0.60% in 2008. Profit before provisions fell by 20%, principally due to higher funding costs, higher mark to market writedowns on the structured securities portfolio and lower demand for credit. Given the unprecedented economic circumstances, management attention was focussed on raising customer deposits, de-risking and re-pricing the balance sheet and engaging in constant monitoring of the credit portfolio. Average loan margins increased and overall asset quality continued to remain strong.

Global Treasury profit before taxation increased by € 255 million or 152% to € 423 million while profit before provisions increased by 135%.This reflected exceptionally strong profit growth in Wholesale Treasury, principally benefiting from increased

Financial review - 3. Management report

income on strategic interest rate management activities from being well positioned in a low interest rate environment. Higher income from cash management activities, higher amortised income on bonds and lower mark to market writedowns in 2009 compared with 2008 also contributed to the overall growth in income. Customer treasury profits were down on 2008, significantly impacted by the economic downturn in the Irish and UK economies, as lower volumes of foreign exchange, derivatives and cross border payments contributed to the fall in income. Impairment provisions were marginally up on 2008.

Investment Banking profit before taxation increased from € 2 million in 2008 to € 8 million in 2009, principally driven by higher trading income, corporate finance income and lower costs.The investment banking market continued to be challenging as lower demand for investment banking products and lower asset values negatively impacted asset management income, stockbroking fees and once-off income from structured transactions. Notwithstanding this, year on year trading income grew as equity markets emerged from exceptionally low levels in 2007/2008 and the benefits of strong management focus on risk containment materialised. Corporate Finance income also benefited from the completion of a number of significant transactions and financial outsourcing activities continued to be resilient in difficult market conditions.Total costs decreased by 12% as aggressive cost and efficiency initiatives were implemented across all business units in line with lower revenue generation and activity levels.

			2010			2009	2008
AIB Bank UK income statement			Total Stg£ m	NAMA(1) Stg£ m	Total excluding NAMA Stg£ m	Total Stg£ m	Total Stg£ m
Net interest income			279	—	279	422	471
Other income			(153)	(227)	74	91	107

Total operating income			126	(227)	353	513	578
Personnel expenses			138	—	138	108	157
General and administrative expenses			69	—	69	63	91
Depreciation, impairment and amortisation			5	—	5	6	7
Total operating expenses			212	—	212	177	255

Operating (loss)/profit before provisions			(86)	(227)	141	336	323
Provisions for impairment of loans and receivables			505	—	505	352	204
Provisions for liabilities and commitments			592	592	—	—	—
Total provisions			1,097	592	505	352	204

Operating loss			(1,183)	(819)	(364)	(16)	119
Associated undertakings			2	—	2	1	1
Profit on disposal of property			—	—	—	—	2
Profit on disposal of businesses			—	—	—	—	30

Loss before taxation			(1,181)	(819)	(362)	(15)	152

Loss before taxation	€	m	(1,377)	(956)	(421)	(16)	190

			2010			2009	2008
AIB Bank UK business unit profit split			Total Stg£ m	NAMA(1) Stg£ m	Total excluding NAMA Stg£ m	Total Stg£ m	Total Stg£ m
AIB (GB)			(501)	(374)	(127)	71	89
First Trust Bank			(680)	(445)	(235)	(86)	33
Profit on disposal of businesses			—	—	—	—	30

(Loss)/profit before taxation			(1,181)	(819)	(362)	(15)	152

(1)	NAMA transfer related losses.

2010 v 2009

AIB Bank UK reported a loss before taxation of £ 1.2 billion including losses incurred on loans transferring to NAMA of £ 819 million.The following commentary excludes the impact of this NAMA transfer related loss.AIB Bank UK reported an operating profit before provisions of £ 141 million.This was a reduction of £ 195 million or 58% compared with 2009, reflecting the continued challenging economic environment, combined with intense competition for customer deposits, rising funding costs, and a reduction in loan volumes. Loan impairment charges at £ 505 million increased on 2009 reflecting the economic downturn, with a resultant loss before taxation of £ 362 million.

The reduction in operating profit was primarily driven by £ 143 million or 34% reduction in net interest income.This reduction reflects the impact of increased funding and liquidity costs, margin compression from competition for customer deposits as well as the cost of the ELG Scheme in 2010. Lending margins increased over the year while gross customer loan volumes fell by 6% since 31 December 2009 (15% including the transfer of loans held for sale to NAMA). Customer deposits reduced by 26% since 31 December 2009,primarily reflecting concerns over Irish sovereign debt in Britain.

Other income fell by £ 17 million or 19%, reflecting the gain in 2009 on the disposal of available for sale debt securities. Costs increased by £ 35 million or 20% on the same period last year, however excluding the one-off benefit in 2009 from the amendment to retirement benefits, costs were up 4% in 2010.This increase is a reflection of several significant non recurring items over the two years.

Loan impairment charges for the year increased by 43% to £ 505 million, reflecting the economic downturn. In addition, the writedown in value of the remaining assets to be transferred to NAMA is provided for in provisions for liabilities and commitments of £ 592 million.

Financial review - 3. Management report

UK Loan Management

During 2010 AIB Bank UK division established a loan management company (UK Loan Management) to manage vulnerable, impaired and other non-core loans, which is reported as part of AIB Bank UK division.Approximately 23% of gross customer loans (£ 4 billion) were transferred to this company from AIB Group (UK) p.l.c. in December 2010 of which a portion was classified as held for sale to NAMA at 31 December 2010.The UK Loan Management company is a subsidiary of Allied Irish Banks, p.l.c. and consolidates into AIB Group’s financial statements.

Excluding the NAMA transfer related losses in 2010,AIB (GB) recorded a loss before taxation of £ 127 million with an operating profit before provisions of £ 110 million which has reduced by 49% on 2009.This reduction was largely driven by reduced levels of net interest income, down 33% compared with 2009.The reduction in net interest income was driven by a combination of the cost of the ELG Scheme, increased funding costs and lower deposit income, the latter due to margin compression, reflecting intense competition for deposits and the impact of deposit floors in the low interest rate environment. Provisions for loan impairment of £ 239 million increased by 62% on 2009.

Excluding the NAMA transfer related losses in 2010, First Trust Bank recorded a loss before taxation of £ 235 million with an operating profit before provisions of £ 30 million.This was significantly down on 2009, primarily a reflection of reduced net interest income (36% lower).This reduction in net interest income was due to the cost of the ELG Scheme and lower deposit margins as a result of competitive pressure for customer deposits in the Northern Ireland market but also reflects the maturing of interest rate deposit hedges and to a lesser extent the increased cost of funding. Provisions for loan impairment at £ 266 million were 30% higher than 2009, reflecting the continued depressed economic environment in Northern Ireland, particularly with regard to property assets.

2009 v 2008

AIB Bank UK reported an operating profit before provisions of £ 336 million, an increase of £ 13 million or 4% on 2008, in an economic environment that remains very challenging. Impairment charges for the year were £ 352 million compared to £ 204 million in 2008 reflecting the deteriorating economy and increased levels of customers facing financial difficulties.AIB Bank UK reported a net loss of £ 15 million compared to a net profit before disposal of business of £ 122 million in the previous year. Despite the increased impairment provisions,Allied Irish Bank (GB) reported a net profit of £ 71 million for the year, while First Trust Bank recorded a net loss of £ 86 million.

In what continued to be a difficult operating environment,AIB Bank UK focused on managing interest margins on both loans and deposits and continued its strong focus on cost management. Intense competition for deposits and higher wholesale funding costs put pressure on margins, which has been partly offset by increased returns on lending, resulting in a 10% reduction in net interest income. Other income declined by 16% on the previous period, however excluding profit on disposal of available for sale debt securities and the cost of the Irish Government deposit guarantee scheme paid within other income, other income showed a decline of 15% on 2008.This underlying decline was due to decreased transaction income due to lower demand and reduced customer activity reflecting the broad economic environment.

Costs have been very actively managed and have decreased by £ 78 million or 31% compared with 2008. Excluding the one-off gain from the retirement benefits amendment, costs have reduced by 20% on 2008. Management actions in 2009 include significant reductions in variable staff compensation, reduced headcount through natural attrition and reduced discretionary spend. In addition, costs in 2009 included £ 3 million relating to the UK Financial Services Compensation Scheme (“FSCS”), down from £ 17 million in 2008. The provision charge for the year at £ 352 million was mainly in the property sector of the loan portfolio.This was particularly evident in First Trust Bank, which accounts for 58% of the total provision charge.

The £ 30 million profit on disposal of business in 2008 reflects the division’s share of profits from the sale of 50.1% of AIB’s merchant acquiring businesses. Following this transaction the Group formed a merchant acquiring joint venture with First Data Corporation.

Allied Irish Bank (GB), operating profit before provisions increased by 13% to £ 217 million on prior year, however as a result of increased impairment charges profit before taxation of £ 71 million was down 21% on 2008. Net interest income declined by 3% on 2008, as lower deposit income in a low rate environment along with intense competitor pricing were offset by increased margins on loans. Other income declined by 5% on the previous year, however excluding the impact of the Irish Government deposit guarantee scheme and profit on disposal of available for sale debt securities, other income was down 2%. Costs declined by 26% on 2008 due to continued focus on managing the cost base. Excluding the one-off gain from the retirement benefits amendment, costs decreased by 18% on 2008.As a result of the continued deterioration in the economy, impairment charges increased significantly on the previous year.

First Trust Bank made an operating profit before provisions of £ 119 million, a reduction of 9% on 2008.After higher impairment provisions the loss before taxation was £ 86 million, reflecting the sharp deterioration in the Northern Ireland economy, particularly within the property sector. Net interest income was 21% lower than last year reflecting lower deposit margins driven by increased competition for deposit balances and the impact of a very low rate environment, which has been partly mitigated by an improvement in lending margins. Other income fell significantly compared to last year reflecting the impact of reduced economic activity on transaction income and costs associated with the Irish Government deposit guarantee scheme, partly offset by a gain on disposal of available for sale debt securities which are accounted for within other income. Costs were 36% lower compared with 2008 (22% lower excluding the one-off gain from the retirement benefits amendment).

Financial review - 3. Management report

	2010			2009	2008
Group income statement	Total € m	NAMA(1) € m	Total excluding NAMA € m	Total € m	€ m
Net interest income	78	—	78	(27)	61
Other income	179	(43)	222	639	104

Total operating income	257	(43)	300	612	165
Personnel expenses	76	—	76	38	64
General and administrative expenses	80	—	80	45	53
Depreciation, impairment and amortisation	112	—	112	57	64
Total operating expenses	268	—	268	140	181

Operating (loss)/profit before provisions	(11)	(43)	32	472	(16)
Provisions for impairment of loans and receivables	1	—	1	13	9
Provisions for liabilities and commitments	—	—	—	1	—
Provisions for impairment of financial investments available for sale	48	—	48	—	—
Total provisions	49	—	49	14	9

Operating (loss)/profit	(60)	(43)	(17)	458	(25)
Profit on disposal of property	45	—	45	21	2
Construction contract income	—	—	—	1	12

(Loss)/profit before taxation	(15)	(43)	28	480	(11)

(1)	NAMA transfer related losses; provision for future servicing of NAMA loans.

2010 v 2009

Group reported a € 15 million loss before taxation for 2010 compared with a profit of € 480 million for 2009.The result for 2010 included a gain of € 372 million on the capital exchange offering completed in March 2010 and a € 43 million provision relating to future servicing of NAMA loans, excluding which the loss was € 344 million.The comparative period to December 2009 included a capital exchange gain of € 623 million, excluding which the loss before taxation for 2009 was € 143 million.The decrease of € 201 million represented a loss on disposal of corporate loans, higher operating expenses including writedown of intangible assets and the writedown of available for sale financial instruments.The income commentary which follows excludes these items.

The trends in net interest income and other income in Group were impacted by the reclassification of income between headings in relation to interest rate hedging. Consequently, it is more meaningful to analyse the trend in total operating income.Total operating income decreased from a loss of € 11 million in 2009 to a loss of € 72 million in 2010.This decrease included a loss of € 50 million in the division on disposal of assets as part of loan deleveraging measures and lower capital income.

Total operating expenses increased from € 140 million in 2009 to € 268 million in 2010. Excluding the lower pension costs in 2009 of € 23 million, personnel expenses increased from € 61 million to € 76 million, mainly reflecting the cost, in this division, in 2010 of AIB resources transferred from other divisions to address NAMA transition requirements. General and administrative expenses increased from € 45 million in 2009 to € 80 million in 2010 reflecting professional fees (primarily legal and valuation) incurred in relation to NAMA transfers and costs relating to restructuring, business disposal and recapitalisation projects.Total expenditure in Group division relating to NAMA increased from € 28 million in 2009 to € 44 million in 2010. Depreciation, impairment and amortisation expenses increased from € 57 million in 2009 to € 112 million in 2010 mainly due to writedown of intangible assets in relation to projects that were discontinued.

The impairment of available for sale financial instruments of € 48 million relates to bonds held in other financial institutions.

Profit on disposal of property of € 45 million in 2010 included profit on the sale of 26 branches as part of the sale and leaseback programme.

2009 v 2008

Group reported a € 480 million profit in 2009 compared with a loss of € 11 million in 2008. The result in 2009 included a gain of € 623 million on the capital exchange offering completed in June 2009. Excluding this one-off item, the Group loss before taxation in 2009 was € 143 million. The commentary which follows excludes this one-off item.

The trends in net interest income and other income in Group division are impacted by reclassification of income between headings in relation to interest rate hedging. Consequently, it is more meaningful to analyse the trend in total operating income. Total operating income decreased from € 165 million in 2008 to a loss of € 11 million in 2009. This mainly reflects a reduction in income earned on capital and the impact of interest rate hedge volatility (hedge ineffectiveness and derivative volatility), a charge of € 28 million in 2009 compared with an increase of € 27 million in 2008. Income was also impacted by the capital exchange offering, where the dividends on tier 1 instruments redeemed as part of the capital exchange previously had been paid out of Group profit after tax whereas dividends on the lower tier 2 subordinated debt instruments issued as part of the capital exchange are charged to net interest income. Total operating income also includes hedging profits in relation to foreign currency translation hedging.

Total operating expenses decreased from € 181 million in 2008 to € 140 million in 2009 notwithstanding significant investment in structures and resources related to NAMA. Total operating expenses included € 28 million in relation to preparation for NAMA, including external professional fees relating to the preparation of the circular, other costs relating to the extraordinary general meeting and costs relating to the valuation of properties. Excluding these costs, the Group division cost base reduced by € 69 million to € 112 million. Personnel expenses decreased from € 64 million in 2008 to € 38 million in 2009, a decrease of € 26 million. General and administrative expenses decreased from € 53 million to € 45 million mainly reflecting lower Group operations and technology costs benefiting from the single enterprise agenda and active management of all cost categories. Depreciation, impairment and amortisation expenses decreased from € 64 million in 2008 to € 57 million in 2009.

Profit on disposal of property of € 21 million in 2009 reflects profit on sale of 15 branches (€ 17 million after taxation) as part of the sale and leaseback programme.

Financial review - 4. Capital management

The objectives of the Group’s capital management policy are to at all times comply with regulatory capital requirements and to ensure that the Group has sufficient capital to cover the current and future risks of its business and support its future development. The Group does this through an Internal Capital Adequacy Assessment Process (“ICAAP”), which is subject to supervisory review and evaluation. The capital adequacy requirements set by the Central Bank, which reflect the requirements of the Capital Requirements Directive (“CRD”) establish a floor of 8% under which the total capital ratio must not fall (4% for tier 1 ratio). At 31 December 2010, the actual total capital ratio was 9.2%. (4.3% tier 1 ratio). These ratios form the basis of the Group’s capital management policy.

During December 2010, the Group breached its capital ratios on a consolidated and individual basis, for a period of six days. This occurred between the transfer of financial instruments to NAMA on 17 December 2010, and the subsequent receipt of capital from the NPRFC on 23 December 2010, which remedied the breach. The breach was reported to the Central Bank.

The Group’s regulatory capital position at 31 December 2010 benefited from the following derogations from certain regulatory capital requirements granted by the Central Bank, on a temporary basis, following requests from the Group:

•	that tier 2 capital cannot exceed tier 1 capital (Regulation 11 (1)(a) of the European Communities (Capital Adequacy of Credit Institutions) Regulation 2006 (SI No. 661 of 2006)); and

•	that lower tier 2 capital cannot exceed 50% of tier 1 capital (Regulation 11 (1)(b) of SI No. 661 of 2006).

The requirement for this derogation is as a result of loan impairment provisions at 31 December 2010.

These derogations remained in place until the completion of the liability management exercise on 24 January 2011 (note 69).

Capital Requirements Directive

The CRD is set out in three distinct ‘pillars’ and has introduced some significant amendments to the capital adequacy framework since its implementation in 2007. In terms of minimum capital requirements (‘Pillar 1’) it brings greater granularity in risk weightings. Under Pillar 2 (‘supervisory review’) banks may estimate their own internal capital requirements. Pillar 3 (‘market discipline’) involves the disclosure of a suite of qualitative and quantitative risk management information to the market. The Group most recently disclosed this information in May 2010.

The European Commission issued Directive 2009/111/EC (“CRD 2”) in December 2009 which was transposed into Irish law at the end of 2010. The measures introduced by CRD 2 were amendments to the original CRD and reflected in the main; new requirements on hybrid tier one capital instruments; updates to the large exposures regime; improved risk management requirements for securitisations; and changes to trading book capital requirements. These amendments have not had a material impact on the capital position of the Group.

Prudential Capital Assessment Review

Market expectations regarding capital ratios for banks have risen following the increase in loss expectations across the international banking industry. This has had a pronounced impact on Irish banks given the challenges currently facing the Irish economy as a whole and the Irish banking industry in particular. In light of the continued instability in the Irish banking industry, the Central Bank undertook Prudential Capital Assessment Reviews (“PCARs”) in 2010 and 2011 to determine the forward-looking prudential capital requirements of certain of the Irish credit institutions, including the Group, covered by the Government guarantee. The PCAR assesses the capital requirements arising for expected loan losses, and other financial developments, over a three year time horizon.

2010

The Central Bank undertook a PCAR in March 2010, with subsequent capital review updates in September and November 2010. Following completion of this PCAR, the Group was required by the Central Bank to raise c. € 13.1 billion of equivalent core tier 1 capital (sufficient to achieve a target capital ratio of at least 12% core tier 1, minimum 10.5% core tier 1). This c. €13.1 billion is the total of the additional core tier 1 capital requirements prescribed for the Group in the Central Bank announcements dated 30 March 2010 (€ 4,865 million), 30 September 2010 (€ 3,000 million) and 28 November 2010 (€ 5,265 million).

After taking into account the equivalent core tier 1 capital generated by the M&T disposal (note 18), the BZWBK disposal (notes 18 and 69), the issue of equity capital to the Irish Government (note 55), a liability management exercise undertaken in January 2011 (note 69) and other capital-generating activities undertaken by the Group, the Group had residual equity capital of € 4,225 million to raise in order to meet its regulatory capital requirement under 2010 PCAR.

2011

Under the terms of the Joint EU-IMF Programme for Ireland (note 55), a further PCAR exercise was undertaken by the Central Bank in early 2011. The outcome of this review was published by the Central Bank in the Financial Measures Programme Report on 31 March 2011. The Group is now required to remain above a minimum capital target of 10.5% core tier 1 in the base scenario and 6% core tier 1 in the stress scenario. The equivalent core tier 1 capital requirement to meet these minimum targets is € 10.5 billion. The Central Bank has also allowed for an additional protective buffer of € 2.8 billion, bringing the total capital requirement of the Group to € 13.3 billion. These additional capital requirements supersede the previous additional capital requirements imposed by the Central Bank in 2010.

Regulatory capital ratios

The table on the following page sets out the components and calculation of the Group’s capital ratios under the CRD at 31 December 2010 and 31 December 2009.

Core tier 1 capital was € 3.9 billion at 31 December 2010, compared with € 9.5 billion at 31 December 2009. The decrease is primarily driven by the losses incurred on the transfer of loans to NAMA of € 6.0 billion (pre-tax), credit impairment losses of € 6.1 billion (pre-tax) and a provision for loss amounting to € 1.0 billion (being expected discount) on loans due to transfer to NAMA in 2011, partly offset by the issue of € 3.7 billion (€ 3.8 billion less costs and cancellation of warrants) of equity in December 2010, a gain of € 0.4 billion on the capital exchange (note 6), and a capital gain on the disposal of the Group’s investment in M&T of € 0.9 billion.

Tier 1 capital was € 4.2 billion at 31 December 2010, down from € 8.7 billion at 31 December 2009. The decrease reflects the movements described above offset by reduced supervisory deductions of € 1.1 billion(1). This primarily relates to the elimination of the expected loss deduction.

Tier 2 capital increased by € 1.2 billion to € 5.0 billion in the period to 31 December 2010. The increase reflects the reduced supervisory deductions(1) from tier 2 capital of € 1.1 billion and increased credit provision add-backs under both the standardised and IRB methods of € 0.4 billion offset by a net reduction in subordinated liabilities of € 0.3 billion under the capital exchange (note 6).

(1)

The movement in the supervisory deduction from tier 1 capital and tier 2 capital primarily relates to the expected loss adjustment which is deducted 50% from tier 1 capital and 50% from tier 2 capital to the extent that there is an excess of expected loss on the IRBA portfolios over the IFRS provision on the IRBA portfolios. No such excess existed at 31 December 2010.

Financial review - 4. Capital management

Regulatory capital ratios (continued)

Credit risk weighted assets decreased by € 21 billion primarily reflecting the transfer of loans to NAMA during the year. Market risk weighted assets have reduced mainly due to foreign exchange positions. Operational risk weighted assets have remained relatively stable year on year.

Capital adequacy information*	2010 € m	2009 € m
Tier 1
Paid up share capital and related share premium	9,054	5,304 (1)
Eligible reserves	(4,776)	4,977 (1)
Equity non-controlling interests in subsidiaries	501	437
Supervisory deductions from core tier 1 capital	(851)	(1,187)

Core tier 1 capital	3,928	9,531
Non-equity non-controlling interests in subsidiaries	189	189
Non-cumulative perpetual preferred securities	138	136
Reserve capital instruments	239	239
Supervisory deductions from tier 1 capital	(259)	(1,425)

Total tier 1 capital	4,235	8,670

Tier 2(2)
Eligible reserves	212	239
Credit provisions	929	510
Subordinated perpetual loan capital	197	189
Subordinated term loan capital	3,931	4,261
Supervisory deductions from tier 2 capital	(258)	(1,425)

Total tier 2 capital	5,011	3,774

Gross capital	9,246	12,444
Supervisory deductions	(141)	(129)

Total capital	9,105	12,315

Risk weighted assets (unaudited)
Credit risk	89,415	110,376
Market risk	1,494	2,196
Operational risk	7,859	7,808

Total risk weighted assets	98,768	120,380

Capital ratios (unaudited)
Core tier 1	4.0%	7.9%
Tier 1	4.3%	7.2%
Total	9.2%	10.2%

The Group’s capital ratios are based on Pillar 1 (‘Minimum Capital Requirements’) under the Capital Requirements Directive. Under Pillar 2 (‘Supervisory Review’) banks may estimate their own capital requirements through an ICAAP which is subject to supervisory review and evaluation.

(1)

The share premium arising on the issue of both ordinary and 2009 Preference Shares has been reclassed from ‘Eligible reserves’ to ‘Paid up share capital and related share premium’. In 2010, the share premium also includes that which arose on the issue of CNV shares.

(2)

As noted on page 58, the Group’s regulatory capital position at 31 December 2010 benefited from the following derogations from certain regulatory capital requirements granted by the Central Bank, on a temporary basis, following requests from the Group:

•	that tier 2 capital cannot exceed tier 1 capital (Regulation 11 (1)(a) of the European Communities (Capital Adequacy of Credit Institutions) Regulation 2006 (SI No. 661 of 2006)); and

•	that lower tier 2 capital cannot exceed 50% of tier 1 capital (Regulation 11(1)(b) of SI No. 661 of 2006).

*	Forms an integral part of the audited financial statements.

Financial review - 5. Critical accounting policies & estimates

The Group’s accounting policies are set out on pages 146-171 of this report.

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

The accounting policies that are deemed critical to AIB’s results and financial position, in terms of the materiality of the items to which the policy is applied and the estimates that have a significant impact on the financial statements are set out in this section. In addition, estimates with a significant risk of material adjustment in the next year are also discussed.

Going concern*

The financial statements have been prepared on a going concern basis. In making its assessment of the Group’s ability to continue as a going concern, the Board of Directors has taken into consideration the significant economic, political and market risks and uncertainties that currently impact Irish financial institutions and the Group. These include the continuing ability to access Eurosystem funding and Central Bank of Ireland liquidity facilities, to meet liquidity requirements and the commitment of the Government to provide the Group’s required capital.

Loan impairment*

AIB’s accounting policy for impairment of financial assets is set out in accounting policy number 15. The provisions for impairment of loans and receivables at 31 December 2010 represent management’s best estimate of the losses incurred in the loan portfolios at the reporting date.

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

Key assumptions underpinning the Groups estimates of collective and IBNR provisioning are back tested with the benefit of experience and revisited for currency on a regular basis.

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

*	Forms an integral part of the audited financial statements.

Financial review - 5. Critical accounting policies & estimates

Loan impairment* (continued)

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

The total amount of impairment loss in the Group’s earning portfolio and therefore the adequacy of the IBNR allowance is inherently uncertain. There may be factors in the portfolio that have not been a feature of the past and changes in credit grading profiles and grading movements may lag the change in the credit profile of the customer. In addition, current estimates of loss within the earning portfolio and the period of time it takes following a loss event for an individual loan to be recognised as impaired (‘emergence period’) are subject to a greater element of estimation due to the speed of change in the economies in which the Group operates and the unprecedented market conditions.

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

Deferred tax assets are recognised when it is probable that future taxable profits will be available against which the temporary differences will be utilised. Deferred tax assets arising from unutilised tax losses amount to € 2,138 million of which € 1,688 million relates to the Republic of Ireland and € 450 million relates to the United Kingdom. The net deferred tax asset on items recognised in other comprehensive income amounted to € 168 million, the most significant of which relates to financial investments available for sale. The retirement benefit deferred tax asset fluctuates in line with movements in the value of the pension scheme deficit. An increase in asset values, with no change in liabilities would reduce the associated deferred tax asset. If it transpired that the deficit could only be eliminated by additional cash contributions, then the recovery of the deferred tax asset would require sufficient taxable profits to accrue.

In assessing the recoverability of deferred tax assets, management considers whether it is probable that all deferred tax assets will be realised. Other than as described above in respect of deferred tax on items recognised in other comprehensive income, the ultimate realisation of deferred tax assets is dependent upon the generation of future taxable income. The Directors have considered the assumptions underpinning the restructuring plan (note 55 (vii)), the achievability of profits in years subsequent to the restructuring plan, and potential management initiatives in relation to the realisation of the deferred tax asset and have determined that future taxable profits and potential management initiatives will be available to absorb the deferred tax assets including the unutilised tax losses. There are no expiry dates applicable to any of the unutilised tax losses. Accordingly, it is considered that recoverability of the deferred tax asset is probable.

Determination of fair value of financial instruments*

The Group’s accounting policy for the determination of fair value of financial instruments is set out in accounting policy number 16.

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

*	Forms an integral part of the audited financial statements.

NAMA senior bonds designation and valuation*

The Group’s accounting policy for NAMA senior bonds is set out in accounting policy number 17. These bonds are separately disclosed in the statement of financial position.

NAMA senior bonds have been designated as loans and receivables at 31 December 2010, as they meet the criteria to be so designated.

The bases for measurement, interest recognition and impairment for NAMA senior bonds are the same as those for loans and receivables (see accounting policy numbers 6, 15, and 18). There is no active market for the NAMA senior bonds, accordingly, the fair value was determined using a valuation technique.

The absence of quoted prices in an active market required an increased use of management judgement in the estimation of fair value. This judgement included, but was not limited to: evaluating available market information; determining the cash flows generated by the instruments; identifying a risk free discount rate and applying an appropriate credit spread.

The valuation technique and critical assumptions used were subject to internal review and approval procedures. While the Group believes its estimates of fair value are appropriate, the use of different measurements, valuation techniques or assumptions could give rise to the NAMA senior bonds being measured at a different valuation, with a consequent impact on the income statement.

Financial assets held for sale to NAMA*

The Group’s accounting policy for financial assets classified as held for sale to NAMA is set out in accounting policy number 24.

These assets are separately disclosed in the statement of financial position. The basis for measurement, impairment and interest recognition are the same as those for loans and receivables (accounting policy numbers 6, 15, and 18). However, at 31 December 2010, the transfer of remaining loan tranches to NAMA was deemed unavoidable, based on experience, accordingly, a provision under IAS 37 -‘Provisions, contingent liabilities and contingent assets’ has been made for the expected discount based on loans expected to transfer and the experience of losses to date and statements by the Minister for Finance. This provision is not a credit provision, but rather a provision for what the Group considers to be a constructive obligation. Changes to the assumptions on assets expected to transfer and to the applicable discount could significantly impact on the provision amount.

Derecognition of the relevant assets will take place upon the transfer to NAMA of the risks and rewards inherent in these assets which will be the dates specified in the NAMA acquisition schedules.

In relation to other loans (as described in section 1.2 Relationship with the Irish Government) that may transfer to NAMA during 2011, these loans continue to be accounted for as ‘loans and receivables to customers’, due to a lack of clarity as to what may transfer and the fact that no legislation had been enacted at 31 December 2010. Accordingly, no provisions apart from normal credit impairment provisions have been made against the carrying value of any such loans.

Non-current assets held for sale and discontinued operations*

The Group’s accounting policy for non-current assets held for sale and discontinued operations is set out in accounting policy number 23.

For a non-current asset or a disposal group to be classified as held for sale, the Group believes that its carrying amount will be recovered principally through sale rather than through continuing use, it is available for immediate sale and a sale is highly probable within one year. In the case of discontinued operations, these constitute both a major line of business and a geographical area of operation.

On initial classification as held for sale, these assets are measured at the lower of carrying value and fair value less costs to sell.

Discontinued operations are presented in the income statement (including comparatives) as a separate amount, comprising the total of the post tax profit or loss of the discontinued operations for the period together with any post-tax gain or loss recognised on the remeasurement to fair value less costs to sell, or on disposal of the assets/disposal groups constituting discontinued operations. In presenting interest income and interest expense and various expenses relating to discontinued operations, account is taken of the continuance or otherwise of these income statement items post disposal of the discontinued operation. Corporate overhead, which was previously allocated to the business being disposed of, is considered to be part of continuing operations. In the statement of financial position, the assets and liabilities of discontinued operations are shown within the caption ‘Disposal groups and non-current assets/(liabilities) held for sale’ separate from other assets and liabilities.

A sale was agreed on 10 September 2010 for the most significant element of discontinued operations (BZWBK) and completed on 1 April, 2011.

*	Forms an integral part of the audited financial statements.

Financial review - 5. Critical accounting policies & estimates

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

On 13 October 2008 the IASB issued an amendment to IAS 39 which permits the reclassification of financial assets from trading portfolio financial assets. AIB availed of the option provided by the amendment to reclassify securities from the trading portfolio to the available for sale portfolio, based on their fair value on 1 July 2008, as described in note 25. In addition, in 2009 certain available for sale debt securities were reclassified to loan and receivables to customers (notes 28 and 32). The classification of financial assets and financial liabilities has a significant effect on their income statement treatment and could have a significant impact on reported income.

Goodwill impairment*

The Group’s accounting policy for intangible assets is set out in accounting policy number 21. Most of the Group’s carrying value of goodwill arises from its investment in BZWBK (note 38) while other goodwill forms part of the Group’s investment in its associated undertaking BACB (note 35).

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

While forecasts are compared with actual performance and external economic data, expected cash flows naturally reflect management’s view of future performance. Using different growth rate forecasts and alternative risk adjusted discount rates would give a different estimate of the recoverable amount, which could give rise to the requirement for an impairment provision. However, in the case of BZWBK, a sale was agreed for an amount in excess of its carrying value during 2010 and was completed on 1 April 2011.

*	Forms an integral part of the audited financial statements

Financial review - 6. Deposits and short term borrowings

Customer accounts

The following table analyses average deposits by customers based on the location of the offices in which the deposits are recorded. The analysis for 2010 shows continuing operations and discontinued operations separately. It is presented on a total Group basis for 2009 and 2008, since the statement of financial position has not been re-presented for comparatives.

	2010 Continuing operations € m	2010 Discontinued operations € m	2009 Total Group € m	2008 Total Group € m
Domestic offices
Current accounts	11,641	—	11,744	12,972
Deposits
Demand	6,110	—	6,793	7,165
Time	30,984	—	36,175	32,729
	48,735	—	54,712	52,866
Foreign offices
Current accounts	5,403	4,335	8,872	12,348
Deposits:
Demand	2,611	—	1,878	1,314
Time	11,525	5,920	18,427	18,756
	19,539	10,255	29,177	32,418

Total	68,274	10,255	83,889	85,284

Current accounts are both interest bearing and non-interest bearing checking accounts raised through AIB Group’s branch network in Ireland, Northern Ireland, Britain and Poland.

Demand deposits attract interest rates which vary from time to time in line with movements in market rates and according to size criteria. Such accounts are not subject to withdrawal by cheque or similar instrument and have no fixed maturity dates.

Time deposits are generally larger, attract higher rates of interest than demand deposits and have predetermined maturity dates.

Customer accounts by currency

The following table analyses customer deposits by currency as at 31 December:

	2010 Continuing operations € m	2010 Discontinued operations € m	2009 Total Group € m	2008 Total Group € m
Euro	38,715	908	48,465	52,629
US dollar	1,422	203	7,302	9,982
Sterling	11,869	57	18,035	20,307
Polish zloty	—	9,317	9,033	9,257
Other currencies	383	11	1,118	429

Total	52,389	10,496	83,953	92,604

Financial review - 6. Deposits and short term borrowings

Large time deposits and certificates of deposit

The following tables show details of the Group’s large time deposits and certificates of deposit (US$ 100,000 and over or the equivalent in other currencies) by time remaining until maturity as at 31 December 2010, 2009 and 2008. The analysis for 2010 shows continuing operations and discontinued operations separately. It is presented on a total Group basis for 2009 and 2008, since the statement of financial position has not been re-presented for comparatives.

	2010
Continuing operations	3 months or less € m	After 3 months but within 6 months € m	After 6 months but within 12 months € m	After 12 months € m	Total € m
Large time deposits
Domestic offices	8,244	1,938	1,737	450	12,369
Foreign offices	3,301	1,126	902	883	6,212
Certificates of deposit
Domestic offices	—	—	—	—	—
Foreign offices	38	—	10	206	254

Total	11,583	3,064	2,649	1,539	18,835

	2010
Discontinued operations	3 months or less € m	After 3 months but within 6 months € m	After 6 months but within 12 months € m	After 12 months € m	Total € m
Large time deposits
Domestic offices	—	—	—	—	—
Foreign offices	1,752	473	250	18	2,493
Certificates of deposit
Domestic offices	—	—	—	—	—
Foreign offices	—	—	—	—	—

Total	1,752	473	250	18	2,493

	2009
Total Group	3 months or less € m	After 3 months but within 6 months € m	After 6 months but within 12 months € m	After 12 months € m	Total € m
Large time deposits
Domestic offices	16,839	3,150	1,791	1,551	23,331
Foreign offices	12,150	2,148	1,336	393	16,027
Certificates of deposit
Domestic offices	559	10	18	—	587
Foreign offices	4,409	131	236	5	4,781

Total	33,957	5,439	3,381	1,949	44,726

	2008
Total Group	3 months or less € m	After 3 months but within 6 months € m	After 6 months but within 12 months € m	After 12 months € m	Total € m
Large time deposits
Domestic offices	27,234	5,046	1,049	1,618	34,947
Foreign offices	12,900	1,405	1,576	468	16,349
Certificates of deposit
Domestic offices	2,624	220	129	19	2,992
Foreign offices	10,341	798	907	12	12,058

Total	53,099	7,469	3,661	2,117	66,346

Short-term borrowings

The following table shows details of short-term borrowings of AIB Group for the years ended 31 December 2010, 2009 and 2008. The analysis for 2010 shows continuing operations and discontinued operations separately. It is presented on a total Group basis for 2009 and 2008, since the statement of financial position has not been re-presented for comparatives.

	2010 Continuing operations € m	2010 Discontinued operations € m	2009 Total Group € m	2008 Total Group € m
Commercial Paper:
End of year outstandings	712	—	5,036	5,912
Highest month-end balance	4,092	—	8,413	7,807
Average balance	2,622	—	5,322	5,541
Average rate of interest
At end of year	1.32%	—	0.62%	2.71%
During the year	0.83%	—	1.32%	3.46%
Repurchase agreements:
End of year outstandings	40,660	409	24,381	8,610
Highest month-end balance	43,441	1,314	32,298	13,842
Average balance	28,777	728	24,681	9,687
Average rate of interest
At end of year	1.66%	3.19%	0.75%	2.73%
During year	0.96%	2.89%	1.00%	4.97%
Other short-term borrowings:
End of year outstandings	11,326	47	25,900	31,846
Highest month-end balance	26,102	209	46,680	52,489
Average balance	17,807	132	27,637	43,162
Average rate of interest
At end of year	2.09%	1.08%	1.77%	3.46%
During year	1.33%	1.71%	1.89%	4.34%

Average interest rates during the year are computed by dividing total interest expense by the average amount borrowed.Average interest rates at the year end are average rates for a single day and as such may reflect one-day market distortions which may not be indicative of generally prevailing rates.‘Other short-term borrowings’ consist principally of borrowings in the inter-bank market included within ‘Deposits by central banks and banks’ and ‘Debt securities in issue’ in the consolidated financial statements and generally have remaining maturities of one year or less. The maturity profiles of the above outstandings are disclosed in note 60 of the consolidated financial statements.

Financial review - 7. Financial investments available for sale

Available for sale debt securities

The following tables categorise AIB Group’s available-for-sale debt securities by contractual residual maturity and weighted average yield at 31 December 2010, 2009 and 2008. The analysis for 2010 shows continuing operations and discontinued operations separately. It is presented on a total Group basis for 2009 and 2008, since the statement of financial position has not been re-presented for comparatives.

	2010
	Within 1 year		After 1 but within 5 years		After 5 but within 10 years		After 10 years
Continuing operations	€ m	Yield %	€ m	Yield %	€ m	Yield %	€ m	Yield %
Irish Government securities	908	3.1	1,471	4.2	1,930	6.1	—	—
Euro government securities	754	3.6	1,853	2.2	527	2.5	383	3.8
Non Euro government securities	589	4.7	208	2.7	538	2.3	358	4.8
Supranational Banks and government agencies	271	5.0	883	2.2	163	2.2	—	—
U.S.Treasury & U.S. Government agencies	142	3.6	—	—	—	—	41	0.6
Collateralised mortgage obligations	—	—	33	1.7	11	2.7	841	0.6
Other asset backed securities	—	—	7	1.7	171	1.0	2,382	1.6
Euro bank securities	1,116	2.5	2,293	2.4	547	3.4	10	4.8
Non Euro bank securities	702	3.8	599	2.1	132	11.1	—	—
Euro corporate securities	17	1.9	152	6.0	11	8.1	7	8.0
Non Euro corporate securities	48	7.5	280	5.4	83	7.2	38	6.7
Other investments	—	—	12	6.9	—	—	—	—

Total	4,547	3.5	7,791	2.9	4,113	4.7	4,060	1.9

	2010
	Within 1 year		After 1 but within 5 years		After 5 but within 10 years		After 10 years
Discontinued operations	€ m	Yield %	€ m	Yield %	€ m	Yield %	€ m	Yield %
Euro government securities	30	3.5	40	4.7	—	—	—	—
Non Euro government securities	341	2.6	897	3.6	388	4.7	—	—
U.S.Treasury & U.S. Government agencies	5	4.9	—	—	—	—	—	—
Euro bank securities	—	—	13	5.8	6	6.3	—	—

Total	376	2.7	950	3.6	394	4.8	—	—

Available for sale debt securities (continued)

	2009
	Within 1 year		After 1 but within 5 years		After 5 but within 10 years		After 10 years
Total Group	€ m	Yield %	€ m	Yield %	€ m	Yield %	€ m	Yield %
Irish Government securities	81	3.8	1,848	3.8	1,769	5.1	243	4.5
Euro government securities	193	3.1	1,206	3.5	335	2.9	370	3.9
Non Euro government securities	613	2.4	1,039	3.5	383	3.2	594	4.8
Supranational Banks and government agencies	52	6.0	492	4.5	75	3.3	—	—
U.S. Treasury & U.S. Government agencies	164	3.2	140	3.2	—	—	47	0.5
Collateralised mortgage obligations	—	—	34	1.6	12	2.0	1,088	0.6
Other asset backed securities	—	—	58	0.5	309	0.6	3,161	1.3
Euro bank securities	2,218	1.9	3,813	2.1	763	2.9	10	4.7
Non Euro bank securities	800	1.7	1,878	2.0	74	2.4	121	10.0
Certificates of deposit	207	1.7	—	—	—	—	—	—
Other investments	47	5.3	610	6.7	111	7.3	51	6.9

Total	4,375	2.2	11,118	3.0	3,831	3.9	5,685	2.0

	2008
	Within 1 year		After 1 but within 5 years		After 5 but within 10 years		After 10 years
Total Group	€ m	Yield %	€ m	Yield %	€ m	Yield %	€ m	Yield %
Irish Government securities	35	2.4	504	3.9	363	4.5	635	4.4
Euro government securities	391	3.2	1,273	3.7	513	3.5	521	3.6
Non Euro government securities	743	2.8	1,083	4.1	461	4.1	592	4.6
Supranational Banks and government agencies	142	5.1	708	4.7	487	4.0	—	—
U.S. Treasury & U.S. Government agencies	13	3.5	474	3.3	—	—	63	1.1
Collateralised mortgage obligations	—	—	33	6.3	64	5.6	1,444	1.4
Other asset backed securities	—	—	51	2.4	247	3.5	3,756	4.3
Euro bank securities	1,189	4.3	5,914	4.5	1,543	4.5	32	5.5
Non Euro bank securities	865	3.5	2,998	4.2	247	4.3	128	8.7
Certificates of deposit	212	5.5	—	—	—	—	—	—
Other investments	96	6.0	700	7.2	157	10.6	60	9.3

Total	3,686	3.8	13,738	4.4	4,082	4.5	7,231	3.8

The weighted average yield for each range of maturities is calculated by dividing the annual interest prevailing at the date of the statement of financial position by market value of securities held at that date.

Financial review - 7. Financial investments available for sale

Financial investments available for sale unrealised gains/losses

The following table gives the fair value of financial investments available for sale by major classifications together with the gross unrealised gains and losses at 31 December 2008. See note 32 of the financial statements for this analysis for 2010 and 2009.

	2008
Total Group	Fair value € m	Unrealised gross gains € m	Unrealised gross (losses) € m	Net unrealised gains/(losses) € m	Tax effect € m	Net after tax € m
Irish Government securities	1,537	10	(55)	(45)	14	(31)
Euro government securities	2,698	58	(14)	44	(7)	37
Non Euro government securities	2,879	62	(25)	37	(3)	34
Supranational Banks and government agencies	1,337	63	(3)	60	(7)	53
U.S. Treasury & U.S. Government agencies	550	16	(1)	15	(2)	13
Collateralised mortgage obligations	1,541	—	(72)	(72)	12	(60)
Other asset backed securities	4,054	4	(183)	(179)	22	(157)
Euro bank securities	8,678	59	(170)	(111)	14	(97)
Non Euro bank securities	4,238	59	(89)	(30)	4	(26)
Certificates of deposit	212	2	—	2	—	2
Other investments	1,013	6	(177)	(171)	43	(128)

Total debt securities	28,737	339	(789)	(450)	90	(360)
Equity shares	287	151	(12)	139	(26)	113

Total	29,024	490	(801)	(311)	64	(247)

The amount removed from equity and recognised in the income statement in respect of financial assets available for sale amounted to a credit of € 104 million during the period ended 31 December 2008. Of this amount € 87 million relates to continuing operations and € 17 million relates to discontinued operations.

Financial review - 8. Financial investments held to maturity

The following table categorises the Group’s financial investments held to maturity, by maturity and weighted average yield at 31 December 2010, showing continuing and discontinued operations separately (there were no financial investments held to maturity for continuing operations in 2010). It is presented on a total Group basis for 2009 and 2008, which includes both continuing and discontinued operations, since the statement of financial position has not been re-presented for comparatives.

	2010
	Within 1 year		After 1 but within 5 years		After 5 but within 10 years		After 10 years
Discontinued operations	€ m	Yield %	€ m	Yield %	€ m	Yield %	€ m	Yield %
Non Euro government securities	283	4.3	901	5.2	227	5.6	—	—

	2009
	Within 1 year		After 1 but within 5 years		After 5 but within 10 years		After 10 years
Total Group	€ m	Yield %	€ m	Yield %	€ m	Yield %	€ m	Yield %
Non Euro government securities	231	6.0	1,010	4.9	345	5.8	—	—

	2008
	Within 1 year		After 1 but within 5 years		After 5 but within 10 years		After 10 years
Total Group	€ m	Yield %	€ m	Yield %	€ m	Yield %	€ m	Yield %
Non Euro government securities	77	6.04	1,215	5.12	207	5.81	—	—

Financial review - 9. Contractual obligations

Financial liabilities by undiscounted contractual cash flows are set out in note 61 to the consolidated financial statements. The tables in this section provide details of the contractual obligations of the Group as at 31 December 2010, 2009 and 2008 in respect of capital expenditure and operating lease commitments. The analysis for 2010 shows continuing operations and discontinued operations separately. It is presented on a total Group basis for 2009 and 2008, since the statement of financial position has not been re-presented for comparatives.

	2010
	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years	Total
Continuing operations	€ m	€ m	€ m	€ m	€ m
Contractual obligations
Capital expenditure commitments	20	—	—	—	20
Operating leases	73	127	107	546	853

Total	93	127	107	546	873

	2010
	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years	Total
Discontinued operations	€ m	€ m	€ m	€ m	€ m
Contractual obligations
Capital expenditure commitments	9	—	—	—	9
Operating leases	37	63	49	77	226

Total	46	63	49	77	235

	2009
	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years	Total
Total Group	€ m	€ m	€ m	€ m	€ m
Contractual obligations
Capital expenditure commitments	35	—	—	—	35
Operating leases	119	212	166	659	1,156

Total	154	212	166	659	1,191

	2008
	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years	Total
Total Group	€ m	€ m	€ m	€ m	€ m
Contractual obligations
Capital expenditure commitments	88	3	—	—	91
Operating leases	109	206	162	644	1,121

Total	197	209	162	644	1,212

There are certain regulatory restrictions on the ability of subsidiaries to transfer funds to the parent company in the form of cash dividends, loans or advances. The impact of such restrictions is not expected to have a material effect on the Group’s ability to meet its cash obligations.

Risk management

    Risk management - 1. Risk factors

The Group’s activities are subject to risk factors that could impact its future performance or its ability to continue as a going concern. Certain of these risks can be mitigated by the use of safeguards and appropriate systems and actions which form part of the Group’s risk management framework, described on pages 82 - 84. Some risks, however, are largely outside the Group’s control and cannot be mitigated to a significant degree. The principal factors that may affect the Group’s performance or its ability to continue as a going concern are set out in this section. These factors should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties because there may be risks and uncertainties of which the Group is not aware or which the Group does not consider significant but which in the future may become significant.

The economic environment continues to be very challenging

The deterioration of the Irish economy, as well as in the economies of the United Kingdom and certain other markets served by the Group, significantly and adversely affected the Group’s financial condition and performance in 2010 and presented significant risks and challenges for the Group in the year and will continue to do so in the years ahead. Any continued deterioration in the economic performance of the Irish economy or other economies served by the Group could further adversely affect the Group’s financial condition and results of operations. This could include further reductions in business activity, lower demand for the Group’s products and services, reduced availability of credit, increased funding costs, decreased asset values, and additional write-downs and impairment charges. The Group’s financial performance may also be affected by future recovery rates on assets and the historical assumptions underlying asset recovery rates may no longer be accurate given the general economic instability.

In addition, the recent volatile market conditions arising from the Eurozone debt crisis have resulted in significant falls in perceived or actual asset values. If such conditions continue and result in further downturns in asset values, the results of operations of the Group could be subject to significant volatility.

Constraints on liquidity and market reaction to factors affecting Ireland and the Irish economy have created an exceptionally challenging liquidity environment for the Group

AIB is currently operating in an exceptionally challenging liquidity environment. Wholesale market conditions have restricted the Group’s funding access to short duration, mainly secured funding.

Customer accounts have been affected by current adverse international sentiment towards the Irish sovereign and banking sector. The ongoing availability of customer deposits to fund the Group’s loan portfolio is subject to potential changes in certain factors outside the Group’s control, such as a loss of confidence of depositors in either the Irish economy in general, the financial services industry or the Group specifically, ratings downgrades, significant further deterioration in economic conditions and the availability and extent of deposit guarantees (including as a result of regulatory changes to deposit guarantee schemes and/or changes to the Eligible Liabilities Guarantee (“ELG” Scheme)). These were all factors in the loss of deposits experienced during 2010. Any further loss in confidence in the Group’s banking businesses, or in banking businesses generally, could further increase the amount of deposit withdrawals in a short space of time. To meet its funding requirements, the Group has accessed a range of central bank liquidity facilities, including certain additional liquidity schemes introduced by central banks for market participants during periods of dislocation in the funding markets. In accessing central bank and other secured lending facilities, the Group has relied significantly on its Qualifying Liquid Assets and Contingent Funding capacity. The curtailment or non-extension of the central bank liquidity facilities currently relied upon by the Group, or the Group’s inability to access such secured facilities should it exhaust its stock of available collateral, would require the Group to seek alternative sources of funding, including further support by the Government.

Further downgrades to the Irish sovereign ratings or the Group’s credit ratings or outlook could limit the Group’s access to funding, trigger additional collateral requirements and weaken its competitive position

The sovereign rating of Ireland has a significant effect on the outlook for the Irish banking sector as a whole. Over the course of 2010 and continuing into 2011, Standard and Poors, Moodys and Fitch ratings have all downgraded their sovereign rating of Ireland. Further downgrades would be likely to have an adverse effect on Irish economic conditions, all of which would have an adverse effect on the Group.

As the guarantor of certain liabilities of the Group under the ELG Scheme, recent downgrades in Ireland’s sovereign rating have had an adverse impact on the Group’s credit rating and on the cost of funding for certain securities guaranteed under the ELG Scheme. Any future downgrades in Ireland’s sovereign ratings may similarly adversely affect the Group’s credit ratings and could result in a further increase in the cost of funding for certain securities guaranteed under the ELG Scheme and the withdrawal of deposits from the Group.

Any further downgrades in the credit ratings of the Group could have a materially negative impact on the volume and pricing of its funding and its financial position, further limit the Group’s access to the capital and funding markets, trigger material collateral requirements in derivative contracts or other secured-funding arrangements and weaken the Group’s competitive position in certain markets.

Uncertainty over the terms of a further extension of the ELG Scheme may expose the Group to further liquidity risks

The Government’s guarantee of specified liabilities through the ELG Scheme represents a critical element of liquidity support for the Group and, more generally, the Irish banking sector. The ELG Scheme is designed to facilitate the ability of participating credit institutions in Ireland to issue debt securities and take deposits with a maturity of up to five years on debt securities issued or deposits taken before 30 June 2011. This follows approval by the European Commission in November 2010 of an extension to the original issue date from 29 September 2010 to 30 June 2011. There can be no assurance that the ELG Scheme will be extended beyond 30 June 2011. If the ELG Scheme is withdrawn, it is likely to put increased pressure on the Group’s ability to fund itself in the short-term and increase its reliance on central bank facilities. Additionally, given the Group’s reliance on the ELG Scheme and short-term wholesale bank debt, if the ELG Scheme is amended in a manner which diminishes its effectiveness, the Group may face significant liquidity risks. More generally, the cancellation or material amendment of the ELG Scheme could introduce systemic weakness to the Irish banking sector and restrict liquidity support across the sector as a whole.

Systemic risks could disrupt the markets and impact the Group’s financial condition and results of operations

Systemic risk to the markets in which the Group operates continues to exist, and dislocations caused by the interdependency of financial market participants and the perception of the Irish banking sector in general, continues to be a source of material risk to the Group’s financial condition and results of operations. Any concerns over the willingness and ability of the Irish sovereign to meet its obligations in full as they fall due, any similar concerns in other EU member states or speculation over the future of the euro could have a material impact on the market’s perception of the Group and hence its performance.

The Group is subject to the risk of having insufficient capital resources to meet increased minimum regulatory requirements

The Group’s future target capital requirements as announced by the Central Bank for the industry under the Financial Measures Programme Report, at 31 March 2011 are core tier 1 of 10.5% in the base scenario and in a stress scenario, core tier 1 of 6%, plus an allowance for an additional protective buffer.

The announcement on 31 March 2011 requires the Group to raise € 13.3 billion of new core tier 1 in order to meet a stressed core tier 1 capital ratio of 6%, of which € 2.8 billion is a buffer (€ 1.4 billion equity capital, € 1.4 billion contingent capital). This capital assessment was based on expected loan losses, and other financial developments over a three year time horizon (2011-2013) in a stressed scenario. The failure of the Group to raise sufficient capital through Government support or other means may adversely impact on the solvency of the Group. The timeframe in which this capital has to be raised is unknown at this time. The risk exists that the Group may breach its current minimum solvency ratios in the intervening period. If this future capital requirement had been in place as at 31 December 2010, AIB’s core tier 1 ratio would have been 21.7% (excluding NAMA and assuming the sale of BZWBK).

The Group’s level of future capital requirement will be driven by; (i) changes to the level of RWAs (as a result of further NAMA transfers, grade migration and balance sheet de-leveraging); (ii) capital changes (as a result of further NAMA losses, increased provisions, losses on de-leveraging and profitability); and (iii) regulatory restrictions, such as the requirement that tier 2 capital should not exceed tier 1 capital and restrictions on the amount of dated subordinated debt that may rank as own funds during the five years prior to the repayment date. A risk exists that under future stress test assessments, the Group will fail to meet the required capital ratios and will require further capital injections.

The Basel III rules will come into full effect on the 1 January 2019, with a transitional phase from 1 January 2013. It is intended that the rules will further enhance the quality and quantum of capital held within the banking system. Whilst it is clear that the Basel III rules impose more conservative deductions than is currently the case, following a recapitalisation to levels determined by the 2011 PCAR, the Group should comfortably meet Basel III common equity tier 1 ratio on a phase-in basis.

The Group is subject to inherent risks concerning customer and counterparty credit quality and the actual or perceived failure or worsening creditworthiness of customers, other financial institutions and counterparties, which could adversely affect the Group’s results of operations, financial condition and future prospects

Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of the Group’s businesses. The Group’s most significant credit risks arise from lending activities to customers and financial institutions, its trading portfolio, available for sale and held to maturity financial investments, derivatives and off-balance sheet guarantees and commitments.

The Group has experienced significant credit losses and write-downs over the last three years, driven by weak domestic economic conditions, a concentration in property-related lending and the erosion of security values. The Group remains heavily exposed to the Irish property sector, even after the transfer of € 18.2 billion loans and receivables to NAMA since 2010. The Irish property sector has been adversely affected by unfavourable economic and market conditions. If these persist, with further falls in property prices and increases in unemployment, the risk of further impairment to the Group’s residential mortgage and commercial property loan portfolio, and the consequential adverse impact on the Group’s financial condition, will be exacerbated.

    Risk management - 1. Risk factors

Ultimately, should weak domestic trends persist; they may lead to higher impairment charges, higher costs, additional write-downs and lower profitability for the Group. The Group’s exposure to credit risk is exacerbated when the collateral it holds cannot be realised or is liquidated at prices that are not sufficient to recover the full amount of the loan or derivative exposure that is due to the Group, which is most likely to occur during periods of illiquidity and depressed asset valuations, such as those currently being experienced. Any such losses could have a material adverse effect on the Group’s future performance and results of operations. In addition, exposure to particularly vulnerable sectors of the Irish and/or UK economies, in particular property and construction, could result in reduced valuations of the assets over which the Group has taken security and reduced recoverability. Furthermore, an increase in interest rates in the Group’s main markets may lead to, amongst other things, further declines in collateral values, higher repayment costs and reduced recoverability which together with the aforementioned risks may adversely impact the Group’s earnings or require an increase in the expected cumulative impairment charge for the Group.

The Group has been exposed to increased counterparty risk as a result of financial institution failures during the global economic crisis. Defaults by, or even reductions in the perceived creditworthiness of one or more corporate borrowers or financial institutions or the financial services industry generally have led to market-wide liquidity problems, losses and defaults and could lead to further losses or defaults by such borrowers and/or institutions, which would adversely affect the Group’s results of operations, financial condition and future prospects.

The Group is also exposed to credit risks relating to sovereign issuers. Concerns in respect of the Irish sovereign and other sovereign issuers, including certain European Union Member States, have impacted and could continue to impact upon the financial performance of the Group.

The Group is subject to certain commitments and restrictions in relation to the operation of its business under the CIFS Scheme, the NPRFC investments, the NAMA Programme and the ELG Scheme, which may serve to limit the Group’s operations. In addition, the Credit Institutions (Stabilisation) Act 2010 entitles the Minister for Finance to give directions to the Group in relation to its future conduct, which may serve to limit or expand the Group’s operations and could adversely affect its results of operations

Under the terms of, originally, the CIFS Scheme, and now the ELG Scheme and the NPRFC investments, the Group is subject to certain commitments and restrictions which have had and will continue to have a significant impact on the manner in which the Group conducts its business. Compliance with such restrictions may serve to limit the Group’s operations and place significant demands on the reporting systems and resources of the Group. See notes 55 (i) and 55 (iii) for further details of the CIFS and ELG Schemes.

In addition, the Credit Institutions (Stabilisation) Act 2010 empowers the Minister for Finance, following consultation with the Governor of the Central Bank of Ireland, to make a range of Stabilisation Orders that the Minister believes is necessary to stabilise a particular relevant institution (including its Group companies). Such a direction could have material impact on the Group’s operational performance. See section 4.2 Liquidity risk for further details on the Credit Institutions (Stabilisation) Act 2010.

In addition, as significant majority shareholder, the Irish Government is in a position to exert significant influence over the Group and its activities. While showing continued strong support and confirming the Group’s central position in the Irish banking landscape, Government policy in respect both of the Group and the Irish banking system as a whole will continue to have a significant impact on the Group.

The Group’s participation in the NAMA Programme gives rise to certain residual risks. Residual NAMA risks include:

•	Section 93 of the NAMA Act allows NAMA to require Participating Institutions to repay overpayments on NAMA assets. Any such clawbacks and repayments could have an adverse effect on the Group.

•	Potential credit exposure to NAMA arising from 5% of consideration of the acquired NAMA assets with subordinated debt.

•

On a winding-up of NAMA or after 10 years since its establishment or on the dissolution, restructuring or material alteration of NAMA, if NAMA has made a loss and the Minister for Finance is of the opinion that such underlying loss is unlikely to be otherwise made good, the Government may impose, as a special tax, a surcharge on the Group’s profits in order to recover from it a proportionate amount of that loss.

Any of these events may serve to limit the Group’s operations and could have a material adverse effect on the Group’s results of operations, financial condition and future prospects.

Risks relating to restructuring

The Group’s business and organisational restructure represents a significant change program and brings with it a number of key execution risks including the impact on labour relations as a consequence of moving to a significantly smaller and less diversified institution.

In addition, the implementation of the cost reduction and business rationalisation programme being developed by the Group to realign its cost base to reflect a more focused and streamlined organisation may result in the Group incurring significant additional costs (including redundancy costs), take time to implement and negatively impact margins of the Group.

The Group’s business and organisational restructuring plan is being reviewed and requires approval by the European Commission. Given the possibility of the imposition of conditions by the European Commission, in connection with the approval of the EU Restructuring Plan, there can be no assurance that the Group will be able to implement the plan in the way currently envisaged, which could adversely affect the Group’s results of operations, financial condition and future prospects.

The Group faces market risks, including non-trading interest rate risk

In common with other banks, some of the most significant market risks the Group faces are interest rate and foreign exchange risks. Changes in interest rate levels, yield curves and spreads may affect the interest rate margin realised between lending and borrowing costs, the effect of which may be heightened during periods of liquidity stress, such as those experienced in recent times. Changes in foreign exchange rates, particularly in the Euro-Sterling and Euro-US dollar rates, affect the value of assets and liabilities denominated in foreign currencies and the reported earnings of the Group’s non-Irish subsidiaries and may affect income from foreign exchange dealing, which could have a material adverse effect on the Group’s financial condition and operations.

Non-trading interest rate risk is defined as the Group’s sensitivity to earnings volatility in its non-trading activity arising from movements in interest rates. Interest rates are highly sensitive to many factors beyond the Group’s control, including the interest rate and other monetary policies of governments and central banks in the jurisdictions in which it operates. Non-trading interest rate risk in retail, commercial and corporate banking activities can arise from a variety of sources, including when the relevant assets and liabilities and off-balance sheet instruments have different repricing dates and unfavourable movements in interest rates could have a material adverse effect on the Group’s financial condition and operations.

The Group faces significant operational and reputational risks

The Group faces a heightened operational risk profile given the current economic environment and in the context of taking forward the significant organisational restructuring programme. One of its key operational risks is people risk. The Group’s efforts to restore and sustain the stability of its business on a long-term basis depend in part on the availability of skilled management and the continued service of key members of staff both at its head office and at each of its business units. There have been a number of changes in the membership of the Board of AIB and Senior Executives in the recent past. There may be additional changes to the composition of the Company’s Board and the Senior Executives in due course. Failure by the Group to staff its day-to-day operations appropriately, or the further loss of one or more key Senior Executives, and failure to replace them in a satisfactory and timely manner, could have an adverse effect on the Group’s results, financial condition and prospects.

Under the terms of the NPRFC investments and the ELG Scheme, the Group is also required to comply with certain executive pay and compensation arrangements. As a result of these restrictions, the Group cannot guarantee that it will be able to attract, retain and remunerate highly skilled and qualified personnel competitively with its peers. If the Group fails to attract and appropriately develop, motivate and retain highly skilled and qualified personnel, its business and results of operations may be negatively affected.

In addition, reputational risk is inherent in the Group’s business. Negative public or industry opinion can result from the actual or perceived manner in which the Group conducts its business activities or from the restructuring. Negative public or industry opinion may adversely affect the Group’s ability to keep and attract customers and, in particular, corporate and retail depositors, the loss of which would, in each case, adversely affect the Group’s business, financial condition and prospects.

In December 2010, the Group agreed a settlement of € 2 million with the Central Bank of Ireland in relation to breaches of certain regulatory requirements, principally around customer overcharging and restitution. While additional resources have been deployed on legacy customers restitution issues and a series of process and systems enhancements are in train to mitigate the risk of future cases, there can be no guarantee that new or recurring restitution issues will not arise in the future. Such cases could expose the Group to further customer refunds, increase the Group’s operational costs in restituting and remediating impacted customers, lead to a regulatory fine or further undermine the Group’s reputation.

Any weakness in the Group’s risk controls or loss mitigation action in respect of operational and reputational risk could have a material adverse effect on the Group’s financial condition and operations.

The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate and the value realised by the Group for its assets may be materially different from the current or estimated fair value

Under IFRS, the Group recognises at fair value: (i) derivative financial instruments; (ii) financial instruments at fair value through profit or loss; (iii) certain hedged financial assets and financial liabilities; and (iv) financial assets classified as available for sale. The best evidence of fair value is quoted prices in an active market. Generally, to establish the fair value of these instruments, the Group relies on quoted market prices or, where the market for a financial instrument is not sufficiently active, internal valuation models that utilise observable market data. Where quoted prices on active markets are not available, the Group uses valuation techniques which require it to make assumptions, judgements and estimates to establish fair value. In common with other financial institutions, these internal valuation models are complex and the assumptions, judgements and estimates, the Group is required to make often relate to matters that are inherently uncertain, such as expected cash flows, the ability of borrowers to service debt, appropriate credit spreads, residential and commercial property price appreciation and depreciation, and relative levels of defaults.

    Risk management - 1. Risk factors

Such assumptions, judgements and estimates may need to be updated to reflect changing facts, trends and market conditions. The resulting change in the fair values of the financial instruments has had, and could continue to have, an adverse effect on the Group’s results of operations and financial condition.

In the past three years, financial markets have experienced stressed conditions, where steep falls in perceived or actual asset values have been accompanied by a severe reduction in market liquidity. Those stress conditions resulted in the Group recording significant fair value write-downs on its credit market exposures in 2008 and further fair value write-downs in 2009 and 2010. Valuations in future periods, reflecting then-prevailing market conditions, may result in significant changes in the fair values of the Group’s exposures, even in respect of exposures such as credit market exposures, for which it has previously recorded fair value write-downs. In addition, the value ultimately realised by the Group may be materially different from the current or estimated fair value.

Any of these factors could require the Group to recognise further fair value write-downs or recognise impairment charges, any of which may adversely affect its results of operations, financial condition and prospects.

The Group’s businesses and financial condition could be affected by the fiscal, taxation, regulatory or other policies, laws and regulations and other actions of various governmental and regulatory authorities in Ireland, the United Kingdom, the European Union and elsewhere

In common with other banks, the Group is subject to financial services laws, regulations, regulatory oversight, administrative actions and policies in each jurisdiction in which it operates, and failure to comply with any or all of these constitutes a risk. Laws, regulations, regulatory oversight, administrative actions and policies are subject to change, particularly in the current market environment, where there have been unprecedented levels of government intervention and changes to the regulations governing financial institutions. These and future regulatory and supervisory developments, which the Group expects to face in Ireland, the United States, the United Kingdom, and other countries in which it operates, could have an adverse effect on how the Group conducts its business and on its results of operations. Areas where laws and regulations and governmental policies could have an adverse impact, and which have not been addressed in other risk factors include, but are not limited to:

•

general changes in regulatory policy or changes in regulatory regimes that may significantly influence investor decisions in particular markets in which the Group operates or may increase the costs of doing business in those markets;

•	a more intrusive supervisory approach by regulators and a greater propensity to impose regulatory sanctions including fines and public reprimands;

•	the imposition of higher standards of consumer protection requirements resulting in significant one-off implementation and ongoing operational costs;

•	changes to corporate governance regimes for listed companies (financial institutions in particular) and further developments in corporate governance standards;

•	changes to international financial reporting standards and further developments in the financial reporting environment;

•	implementation of, or costs related to, local customer or depositor compensation or reimbursement schemes; and

•

expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership or any other unfavourable political, military or diplomatic developments producing social instability or legal uncertainty which, in turn, may affect demand for the Group’s products and services.

The Group has engaged, and will continue to engage, in discussions with relevant regulators in Ireland, the United Kingdom, the European Union and elsewhere, on an ongoing and regular basis, informing them of operational, systems and control evaluations and issues as deemed appropriate or required. Accordingly, it is possible that any matters discussed or identified may result in investigatory actions by regulators, increased costs being incurred by AIB Group, remediation of systems and controls and public or private censure or fines. Any of those events or circumstances could, either individually or in aggregate, have a significant impact on the Group’s results of operations, financial condition and future prospects.

The Group’s deferred tax assets are substantially dependent on the generation of future profits over a number of years at the level currently anticipated by the Group and there being no adverse changes to tax legislation, regulatory requirements or accounting standards

The Group’s business performance may not reach the level assumed in the projections that support the carrying value of the deferred tax assets. Lower than anticipated profitability within Ireland and the United Kingdom would lengthen the anticipated period over which the Group’s Irish and UK tax losses would be utilised. The value of the deferred tax related to the unutilised tax losses constitutes a substantial portion of the total deferred tax assets recognised on the Group’s statement of financial position. A significant reduction in anticipated profit or changes in tax legislation, regulatory requirements, accounting standards or relevant practices could adversely affect the basis for full recognition of the value of these losses, which would adversely affect the Group’s results of operations, financial condition and future prospects.

Risk management - 2. Introductory remarks

Introductory remarks

The Group’s activities are subject to key risks and uncertainties. Risk factors are set out in detail on pages 74 to 78. Set out below is a summary of the key risks and uncertainties that may impact on AIB.

Credit risk

Definition	The risk that the Group will incur losses as a result of a customer or counterparty being unable or unwilling to meet a commitment that it has entered into.

Features	-	This is a significant risk for the Group and has resulted in substantial and ongoing losses.
	-	There is significant correlation between losses and the macro economic environment.
	-	Concentration of exposures to certain sectors and country risk give rise to the potential for material losses.

Key developments in 2010	Asset quality has continued to deteriorate with significant credit losses and a higher level of criticised advances in the year.

Risk mitigation	The transfer of loans to NAMA creates certainty regarding losses arising on the transferred loans.
The reorganisation of the Credit function has resulted in divisional Chief Credit Officers (“CCO”s) having a direct reporting line to the Group CCO who sits on the Group Executive Committee (“GEC”).

The management of a substantial portion of larger commercial exposures has been transferred from Republic of Ireland (‘AIB Bank ROI’) division to Capital Markets division.

The AIB Bank ROI credit unit was restructured and additional resources have been employed and are undergoing a comprehensive, ongoing training programme.

Credit principles and certain credit policies have been restated and are being implemented to guide lender judgement in credit decision making. Credit management information has been improved to better inform senior management of key existing and emerging credit risks.

Liquidity risk

Definition	The risk of the Group being unable to meet its obligations as they fall due.

Features	-	Potential to disrupt the business model and stop normal functioning of the Group.
	-	Significantly correlated with credit risk losses and economic conditions.
	-	Liquidity risk is correlated with the market’s perceptions of sovereign risk.

Key developments in 2010	The Group experienced a material deterioration in its funding and liquidity in 2010 as wholesale market appetite for funding Irish banks severely contracted and a significant outflow of deposits occurred. As a consequence, the Group became increasingly reliant on a range of liquidity facilities from the monetary authorities.

Risk mitigation	The monitoring and management of the Group’s funding and liquidity risk profile has intensified, with regular dialogue maintained with regulators and other key stakeholders. The position was partially mitigated by the receipt of NAMA bonds, the sale of the Group’s interest in M&T Bank and BZWBK, and the proceeds of the capital injections into the Group, but there continues to be a significant funding and liquidity challenge.

Risk management - 2. Introductory remarks

Market risk

Definition	The risk relating to the uncertainty of returns attributable to fluctuations in market factors such as adverse movements in the level or volatility of market prices.

Features	-	Potential for material losses, impacting the income and capital position of the Group.
	-	Key risk factors relate to interest rate and credit spread sensitivity.
	-	Level of open interest rate risk has been gradually reduced over 2010 with low likelihood of significant re-investment until the second half of 2011.
	-	Portfolio with material credit spread risk remains vulnerable to credit spread movements but is not considered vulnerable from default risk.

Key developments in 2010	The Group’s bond portfolio (held principally for liquidity risk management) has been negatively impacted by widening credit spreads, particularly those of the Irish sovereign.
Significant investment in market risk management resources to enhance second line of defence role.
The size of the Group’s Available for Sale (“AFS”) portfolio and the net unrealised gains/losses are set out in note 32.

Risk mitigation	Market risk portfolios are subjected to a limit framework that considers both the risk and financial impacts of market risk activities. AIB’s market risk appetite (and associated limits) is modest in the context of the overall size of AIB’s balance sheet. The bond portfolio is subject to ongoing review from a credit and markets perspective.

Non-trading interest rate risk

Definition	Group’s sensitivity to earnings volatility arising from movements in interest rates.

Features	-	Correlated with the behaviour of customers in response to changes in market interest rates.
	-	Managed through VaR, basis point sensitivity and earnings at risk measurements.

Risk mitigation	Group Asset and Liability Management Committee (“ALCo”) monitors the Group’s banking book interest rate risk and has oversight responsibility for non-treasury banking book risk.

Structural foreign exchange risk

Definition	Risk arising from the Group’s non-trading net asset position in foreign currencies.

Features	-	Relates almost entirely to the Group’s investments in Poland, the US and the UK.

Risk mitigation	The Group’s structural foreign exchange hedging activity is overseen by the Hedging Committee a sub-committee of the Group ALCo.

Operational risk

Definition	Risk of loss arising from inadequate or failed internal processes, people and systems or from external events.

Features	-	Frequent small losses.
	-	Infrequent material losses within tolerances.

Key developments	Economic factors, coupled with organisational change, create the backdrop to the heightened operational risk environment in 2010.

Risk mitigation	Operational risk management framework currently in place, consisting of control self assessments and internal loss reporting.

Regulatory compliance risk

Definition	Risk of regulatory sanctions, material financial loss or loss to reputation as a result of failure to comply with applicable laws and regulations.

Features	-	Risk of regulatory changes.
	-	Risk of failure to comply with regulations.
	-	Potential for fines and/or restrictions in business activities.

Key developments in 2010	The scale of regulatory change was maintained in all geographies. Increased regulatory supervision around governance, liquidity, capital and remuneration.

Revised approach to banking supervision introduced by AIB’s lead regulator, the Central Bank of Ireland (‘Central Bank’).

Certain breaches of regulatory capital ratios and liquidity requirements (note 66).

Settlement agreements totalling € 2.04 million between AIB and the Central Bank relating primarily to breaches of regulation requiring restitution (with compensatory interest) to customers of amounts overcharged, the majority of which was historic in nature.

Risk mitigation	Centralisation of the regulatory relationship under Group Regulatory Compliance.

Additional resources deployed on legacy customer restitution issues and a series of process and systems enhancements in train to mitigate risk of future cases.

Refer to Financial review - 4. Capital Management section for mitigation around capital adequacy and to the earlier table on liquidity risk for mitigation thereon.

Pension risk

Definition	Risk that the funding position of the Group’s defined benefit pension schemes may deteriorate to such an extent that the Group would be required to make additional contributions to cover its pension obligations.

Features	-	Arises because of uncertainty of future investment returns and the projected value of the schemes’ liabilities.

Key developments in 2010	Equity markets have rebounded strongly in 2010, easing pressure on defined benefit pension schemes. Additional contributions made to both Irish and UK defined benefit pension schemes (note 11).

Risk mitigation	Measures taken to address the deficit on the Group’s defined benefit pension schemes include the introduction of member contributions and the averaging of pensionable salary over the final five years of employment.

The Group is still being profoundly affected by the global economic crisis, and the continued economic difficulties experienced in the countries in which we operate, particularly Ireland. These events and their consequences on the Group’s performance and operations are discussed in the Executive Chairman’s Statement.

Against the background of the significant losses incurred by the Group and the ongoing challenges posed by changed economic and market circumstances, the Board continues to review and improve the Group’s governance and risk control framework. The Group has initiated a major Risk Transformation Programme as an integral part of the overall Group restructuring programme. It is designed to ensure that the risk and control frameworks are fit for purpose for the new organisation, are fully compliant with new and additional regulatory requirements and are more resilient and responsive to potential future economic and financial shocks and emerging risks. Key priorities of the Programme are to:

•

Conduct a review of risk governance, starting with the Board and its Committees, and covering all the Executive Risk Committees to ensure that the structure, roles and responsibilities properly support the Group operating as a whole in accordance with the risk management strategy and risk appetite set by the Board.

•

Conduct a review of the roles and responsibilities within the current ‘three lines of defence’ model with the aim of rationalising the structure and putting in place responsibilities, accountabilities and reporting lines that best meet the revised Group structure and enhance the consistency and effectiveness of the front line risk and compliance controls, the central Group risk function the credit function and internal audit.

•

Develop consistent risk policies across all risk types and a risk management framework that effectively captures and assesses all the risks to which the Group is exposed, including being better able to assess and respond to longer term threats.

•	Enhance the quality of the Group’s data and management information systems.

Since the major Risk Transformation Programme is in progress, the risk framework that was in place and has been enhanced during the year, is described on the following pages.

Risk management - 3. Framework

Framework

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

3.1 Risk philosophy;

3.2 Risk appetite;

3.3 Risk strategy;

3.4 Risk governance and risk management organisation;

3.5 Risk identification and assessment process; and

3.6 Stress and scenario testing.

These elements are discussed below.

3.1 Risk philosophy

The Board and the Group Executive Committee set the ‘tone at the top’. This establishes the culture, philosophy and behaviour of the Group towards risk and governance, and provides the basis for the engagement of risk governance processes at enterprise, divisional and functional levels. In 2009, the Board reviewed and agreed a set of risk taking principles that reflected the Group’s risk philosophy and culture, and articulated the high-level standards against which risk-taking decisions should be made.

As part of the overall organisational restructuring, the Group is reviewing its risk philosophy, in particular in respect of issues relating to values, behaviours and accountability. The review will also consider ways in which the embedding of these principles throughout all areas of the organisation can be achieved and made more effective.

3.2 Risk appetite

The Group’s risk appetite is defined as the maximum amount of risk that it is prepared to accept in order to deliver on its strategic and business objectives. The Group’s risk appetite framework seeks to encourage appropriate risk taking to ensure that risks are aligned with that strategy and business objectives. Its risk appetite is captured through a range of Board-approved limits and tolerances across material risk types. In July 2010, the Board approved an enterprise Risk Appetite Framework, which grouped the bank’s material risks into four broad categories - financial soundness, credit risk, market risk and operational and regulatory risk.

For each category of risk, a set of quantitative limits was established to set out the bank’s appetite or tolerance for risk, which is used as a basis for periodic reporting of risk profile against risk appetite to the Board.

Risk appetite is also captured through the planning process, whereby the Group considers how much and what type of risk it needs in order to deliver the Group’s business objectives and strategy. Therefore, risk appetite will need to be re-assessed and updated as the Group’s restructuring plan is developed and implemented and there is greater clarity on the bank’s risk bearing capacity and business model.

3.3 Risk strategy

The Group’s risk strategy is informed by its strategic business plan and by the risk appetite which forms part of this plan. To the extent that the bank’s current risk profile exceeds its risk appetite or its strategic target, action is taken to address such gaps. In the current environment, risk strategy is focused on reducing the risk profile of the Group (particularly in respect of credit, funding and liquidity risks) to support and enhance the sustainability of the Group and the business model that will be proposed as a result of the restructuring and organisational transformation that is currently taking place.

3.4 Risk governance and risk management organisation

The Board and senior management have ultimate responsibility for the governance of all risk taking activity in the Group. Historically and in common with most banks, the Group has used a ‘three lines of defence’ framework in the delineation of accountabilities for risk governance.

Under the three lines of defence model, primary responsibility for risk management lies with line management. The Group currently has three control functions acting as a second line of defence; Risk (which includes Regulatory Compliance), Credit and Finance. The third and final line of defence is the Group Internal Audit function which provides independent assurance to the Audit Committee of the Board on all risk-taking activity.

The Group has embarked upon a review of its three line of defence model in order to enhance and make improvements to the current model. These refinements will seek to ensure that the functions within each of the lines of defence are clearly defined and that the roles, responsibilities and accountabilities across each of the three lines are clearly articulated and understood, and that the three

3.4 Risk governance and risk management organisation (continued)

lines of defence model is implemented consistently across the organisation and across all the material risks to which the Group is exposed. In addition system enhancements to improve the provision of data will be identified.

While the Board has ultimate responsibility for all risk-taking activity within AIB, it has delegated some risk governance responsibilities to a number of committees or key officers. The diagram below summarises the current risk committee structure of the Group. This structure is being reviewed as part of the restructuring plan.

The role of the Board, the Audit Committee, and the Board Risk Committee (“BRC”) is set out in the section on Corporate Governance. The Group Executive Committee (“GEC”) is the senior executive committee of the Group and the highest executive forum for risk governance in AIB.

The GEC acts as the ultimate parent body of a number of other risk and control committees, namely the Group Credit Committee, the Credit Risk Measurement Committee, the Group Operational Risk Management Committee (“Group ORMCo”), the Market Risk Committee, the Stress Testing Steering Group, the Group Disclosure Committee and the Group Asset and Liability Management Committee (“Group ALCo”). An Executive Risk Committee (“ERC”) has recently been established to assist the GEC in discharging its responsibilities in ensuring that risks within the Group are appropriately managed and controlled. The ERC replaces the Risk Management Committee (“RMC”) which was in place until September 2010 and was described in previous reports.

The role of certain key officers within the Group’s risk management framework is described in this section.

Group Chief Risk Officer

The Group Chief Risk Officer (“Group CRO”) has independent oversight of the Group’s enterprise-wide risk management activities across all risk types. The Group CRO is a member of the Group Executive Committee and reports independently to the Executive Chairman and the chairmen of both the Board Risk Committee and the Audit Committee. Risk Officers within each of the divisions report directly to the Group CRO. The Group CRO’s responsibilities include:

•	providing second line assurance to Senior Management and the Board across all risk types;

•	developing and maintaining the Enterprise Risk Management framework;

•	providing independent reporting to the Board on all risk issues, including the risk appetite and risk profile of the Group;

•

providing independent assurance to the Executive Chairman and Board that material risks are identified across all risk types and managed by line management and that the Group is in compliance with enterprise risk policies, processes and limit; and

•	playing an active role in the Risk Transformation process.

Risk management - 3. Framework

3.4 Risk governance and risk management organisation (continued)

Within the risk function, a Regulatory Compliance function, under the direction of the Group General Manager, Regulatory and Operational Risk, is an enterprise-wide function which operates independently of the business. The function is responsible for identifying compliance obligations arising from ‘conduct of business’ (customer-facing) regulations in each of the Group’s operating markets. The Group General Manager, Regulatory and Operational Risk, reports directly to the Group CRO and independently to the Audit Committee and Board Risk Committee on regulatory compliance matters. Compliance officers within each of the divisions report to the Group General Manager, Regulatory and Operational Risk.

Group Chief Credit Officer

The Group has an independent Chief Credit Officer (“CCO”), responsible for all aspects of Credit across the Group. The Group CCO is a member of the GEC and reports directly to the Executive Chairman. The CCOs within each of the divisions report directly to the Group CCO.

Chief Financial Officer

Group Finance and the Chief Financial Officer have responsibility for all of the financial processes of the Group. These include financial and capital planning, management accounting, financial disclosures and balance sheet management. Risks embedded in these processes remain the responsibility of the Chief Financial Officer, as does responsibility for compliance with tax legislation as well as external financial and regulatory reporting requirements.

Group Internal Auditor

Group Internal Audit (“GIA”) is an independent evaluation and appraisal function reporting to the Board through the Audit Committee.

GIA acts as the third line of defence in the Group’s risk governance organisation and provides assurance to the Audit Committee on the adequacy, effectiveness and sustainability of the governance, risk management and control framework throughout the Group, including the activities carried out by other control functions. The results of GIA audits are reported quarterly to the Audit Committee, which monitors both resolution of audit issues and progress in the delivery of the audit plan.

3.5 Risk identification and assessment process

Risk is identified and assessed throughout the Group through a combination of top-down and bottom-up risk assessment processes. The key top-down risk assessment process is the Enterprise Risk Assessment, which is undertaken on a six monthly basis. This looks at the material risks facing the Group, as identified by divisional and functional risk review processes, overlaid with an analysis at Group level of emerging threats, industry trends and external incidents. The Enterprise Risk Assessment is the most significant input into the Material Risk Assessment undertaken for the purpose of the Internal Capital Adequacy Assessment Process (“ICAAP”) under Pillar 2 of the CRD.

Bottom-up risk assessment processes are more granular, focusing on risk events that have been identified through specific qualitative or quantitative measurement tools. More information on the key bottom-up risk assessment techniques across material risk types can be found in the individual risk sections below.

3.6 Stress and scenario testing

The Group uses stress testing and scenario analysis to supplement its risk assessment processes and to meet its regulatory requirements. The objective of stress testing and scenario analysis is to assess the Group’s exposure to extreme, but plausible, events. The Group undertakes regular stress tests across its material risks as part of meeting its requirements under Pillars 1 and 2 of the Capital Requirements Directive. In addition, the Group undertakes additional stress tests as directed by the Central Bank of Ireland.

The Group continues to develop its stress testing capabilities as a core risk management tool, and to meet additional regulatory requirements in this area.

Risk management - 4. Individual risk types

This section provides details of the Group’s exposure to, and risk management of, the following individual risk types which have been identified through the Group’s risk assessment process:

4.1 Credit risk;

4.2 Liquidity risk;*

4.3 Market risk;

4.4 Non-trading interest rate risk;*

4.5 Structural foreign exchange risk;*

4.6 Operational risk;

4.7 Regulatory Compliance risk; and

4.8 Pension risk.

4.1 Credit risk

Credit risk is the risk that the Group will incur losses as a result of a customer or counterparty being unable or unwilling to meet a commitment that it has entered into. Credit exposure arises in relation to lending activities to customers and banks, including ‘off-balance sheet’ guarantees and commitments, the trading portfolio, financial investments available for sale, financial investments held to maturity and derivatives. Concentrations in particular portfolio sectors, such as property can impact the overall level of credit risk.

The following table sets out the maximum exposure to credit risk that arises within the Group and distinguishes between those assets that are carried in the statement of financial position at amortised cost and those carried at fair value.

Maximum exposure to credit risk*

	2010			2009
	Amortised cost(6) € m	Fair value(7) € m	Total € m	Amortised cost(6) € m	Fair value(7) € m	Total € m
Balances at central banks(1)	3,080	—	3,080	3,564	—	3,564
Items in course of collection	273	—	273	251	—	251
Financial assets held for sale to NAMA	1,922	15	1,937	19,087	125	19,212
Disposal groups and non-current assets held for sale(2)(3)	13,894	—	13,894	—	—	—
Trading portfolio financial assets(4)	—	31	31	—	259	259
Derivative financial instruments	—	3,315	3,315	—	6,071	6,071
Loans and receivables to banks	2,943	—	2,943	9,093	—	9,093
Loans and receivables to customers	86,350	—	86,350	103,341	—	103,341
NAMA senior bonds	7,869	—	7,869	—	—	—
Financial investments available for sale(5)	—	20,511	20,511	—	25,009	25,009
Financial investments held to maturity	—	—	—	1,586	—	1,586
Included elsewhere:
Sale of securities awaiting settlement	2	—	2	28	—	28
Trade receivables	80	—	80	95	—	95
Accrued interest	495	—	495	541	—	541

	116,908	23,872	140,780	137,586	31,464	169,050
Financial guarantees	4,092	—	4,092	6,967	—	6,967
Loan commitments and other credit related commitments	14,444	—	14,444	17,180	—	17,180
	18,536	—	18,536	24,147	—	24,147

Maximum exposure to credit risk	135,444	23,872	159,316	161,733	31,464	193,197

(1)	Included within cash and balances at central banks of € 3,686 million (2009: € 4,382 million).
(2)	Certain non-financial assets within disposal groups and non-current assets held for sale of € 17 million are not included above (note 24).
(3)	Disposal groups and non-current assets held for sale are accounted for at the lower of carrying value and fair value less costs to sell.
(4)	Excluding equity shares of € 2 million (2009: € 37 million).

(5)	Excluding equity shares of € 314 million (2009: € 327 million).
(6)	All amortised cost items are ‘loans and receivables’ or ‘financial investments held to maturity’ per IAS 39 definitions.
(7)	All items measured at fair value except ‘financial investments available for sale’ are classified as ‘fair value through profit or loss’.
*	Forms an integral part of the audited financial statements

Risk management - 4. Individual risk types

4.1 Credit risk (continued)

Credit risk on lending activities to customers and banks*

AIB Group lends to personal, retail customers, commercial entities and banks. Credit risk arises on the drawn amount of loans and advances, but also as a result of loan commitments, such as undrawn loans and overdrafts, and other credit related commitments such as guarantees performance bonds and letters of credit. These credit related commitments are subject to the same credit assessment and management as loans and advances.

Credit risk also arises in the Group’s available for sale portfolio where counterparties are banks, sovereigns or structured debt, e.g. residential mortgage backed securities. These credit risks are identified and managed in line with the credit management framework of the Group.

Credit risk on derivatives*

The credit risk on derivative contracts is the risk that the Group’s counterparty in the contract defaults prior to maturity at a time when AIB has a claim on the counterparty under the contract. AIB would then have to replace the contract at the current market rate, which may result in a loss. Derivatives are used by AIB to meet customer needs, to reduce interest rate risk, currency risk and in some cases, credit risk, and also for proprietary trading purposes. Risks associated with derivatives are managed from a credit, market and operational perspective. The credit exposure is treated in the same way as other types of credit exposure and is included in customer limits. The total credit exposure consists partly of the current replacement cost and partly of the potential future exposure. The potential future exposure is an estimation, which reflects possible changes in market values during the remaining life of the individual contract. The Group uses a simulation tool to estimate possible changes in future market values and computes the credit exposure to a high level of statistical significance.

Country risk*

Credit risk is also influenced by country risk, where country risk is defined as the risk that circumstances arise in which customers and other counterparties within a given country may be unable to fulfil or are precluded from fulfilling their obligations to the Group due to economic or political circumstances.

Country risk is managed by setting appropriate maximum risk limits to reflect each country’s overall creditworthiness. These limits are informed by independent credit information from international sources and supported by periodic visits to relevant countries. Risks and limits are monitored on an ongoing basis.

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

As part of an ongoing credit management transformation programme, during 2010 a number of structural and operational improvements have been made to credit practices and the consistency of their application in credit risk governance, processes and policy throughout the Group.

*	Forms an integral part of the audited financial statements

4.1 Credit risk (continued)

Risk identification and assessment *

All customer requests for credit, ranging from large corporate cases through mid-sized commercial and down to smaller SME/Consumer loans, are subject to a credit assessment process.

Depending on the size and nature of the credit, the assessment process is assisted by standard application formats in order to assist the credit decision maker in making an informed credit decision. The credit approval authority is dependent on the size of the credit application and the grade of the borrower.

Delegated authority is a key credit risk management tool. The Board determines the credit authority (i.e. limit) for the Group Credit Committee (“GCC”) and divisional Credit Committees, together with the authorities of the Executive Chairman and the Group Chief Credit Officer. The GCC considers and where appropriate, approves credit exposures which are in excess of divisional credit authorities. Delegated authorities below these levels are clearly defined and are explicitly linked to levels of seniority and experience within the Group.

Another key tool used to assess credit risk is credit rating or credit scoring for each borrower or transaction both prior to approval of the credit exposure and subsequently. The methodology used produces a quantitative estimate of Probability of Default (“PD”) for the borrower. This assessment is carried out at the individual borrower or transaction level.

In the retail consumer and small and medium sized enterprise (“SME”) book, which is characterised by a large number of customers with small individual exposures, risk assessment is largely informed through statistically-based scoring techniques. Both application scoring for new customers and behavioural scoring for existing customers are used to assess and measure risk as well as to facilitate the management of these portfolios. In the commercial, corporate and interbank books, the rating systems utilise a combination of objective information, essentially financial data (e.g. borrowings; EBITDA; value of underlying security; interest cover; balance sheet gearing) and qualitative assessments of non-financial risk factors such as management quality and competitive position within its sector/industry. The combination of expert lender judgment and statistical methodologies varies according to the size and nature of the portfolio, together with the availability of relevant default experience applicable to the portfolio.

Credit concentration risk is identified and assessed at single name counterparty level and at portfolio level. The Board-approved Group Large Exposures Policy (“GLEP”) sets the maximum limit by grade for exposures to individual counterparties or group of connected counterparties taking account of features such as security, default risk and term. Portfolio concentrations are identified and monitored by exposure and grade using internal sector codes.

Such measures facilitate the measurement of concentrations by balance sheet size and risk profile relative to other portfolios within the Group and in turn facilitate appropriate management action and decision making.

Role of stress and scenario analysis in the assessment of credit risk*

Stress tests undertaken on the Group’s credit portfolios form a significant part of the Group’s Pillar 1 and Pillar 2 stress tests, as well as stress tests undertaken as part of other regulatory processes.

Risk management and mitigation*

A framework of delegated authorities supports the Group’s management of credit risk. Credit grading and scoring systems facilitate the early identification and management of any deterioration in loan quality.

Changes in the objective information (i.e. financial and business variables as described under risk identification and assessment) are reflected in the credit grade of the borrower with the resultant rating influencing the management of individual loans. Special attention is paid to lower quality rated loans or ‘Criticised’ loans. In AIB, criticised loans includes ‘Watch’ (Grade 8), ‘Vulnerable’ (Grade 9) and ‘Impaired’ loans (Grade 10) which are defined as follows:

Watch:	The credit is exhibiting weakness but with the expectation that existing debt can be fully repaid from normal cashflows.

Vulnerable:	Credit where repayment is in jeopardy from normal cashflows and may be dependent on other sources.

Impaired:	A loan is impaired if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the assets ( a ‘loss event’) and that loss event (or events) has an impact such that the present value of future cash flows is less than the current carrying value of the financial asset or group of assets and requires an impairment provision to be recognised in the income statement.

*	Forms an integral part of the audited financial statements

Risk management - 4. Individual risk types

4.1 Credit risk (continued)

Criticised advances in excess of € 1 million are subject to regular assessment and review, due to the increased risk associated with them and are subject to intensive credit management which may include restructuring facilities.

The credit management process is underpinned by an independent system of credit review. Credit policy and credit management standards are controlled and set centrally via the Group Credit function. Material credit policies are approved by the Board or at the most appropriate senior executive committee. Levels of concentrations by geography, sector and product are set through the Risk Appetite Statement which is required to be approved by the Board on an annual basis.

Credit Risk Mitigations*

In relation to individual exposures, while the perceived strength of a borrower’s repayment capacity is the primary factor in granting a loan, AIB uses various approaches to help mitigate risks relating to individual credits including: transaction structure, collateral and guarantees. Collateral or guarantees are required as a secondary source of repayment in the event of the borrower’s default. Guidelines covering the acceptability of different forms of security and how it should be valued are outlined in policy. The main types of collateral for loans and receivables to customers are as follows:

Home Mortgages: The Group takes collateral in support of lending transactions for the purchase of residential property. There are clear policies in place which set out the type of property acceptable as collateral and the relationship of loan to property value. All properties are required to be fully insured and subject to a legal charge in favour of the Group.

Corporate/commercial lending: For property related lending, it is normal practice to take a charge over the property being financed. This includes investment and development properties. For non-property related lending, collateral typically includes a charge over business assets such as stock and debtors but typically include property in the larger cases. In some circumstances, personal guarantees supported by a lien over personal assets are also taken as security. The Group does not disclose the fair value of collateral held against past due or impaired financial assets as it would be operationally impracticable to do so. Very occasionally, credit derivatives are purchased to hedge credit risk. Current levels are minimal and their use is subject to the normal credit approval process.

The Group enters into master netting agreements with certain counterparties, to ensure that in the event of default, all amounts outstanding with those counterparties will be settled on a net basis.

In the case of large exposures, it is sometimes necessary to reduce initial deal size through appropriate sell-down and syndication strategies. There are established guidelines in place within the Group relating to the execution of such strategies.

The Group also has in place an interbank exposure policy which establishes the maximum exposure for each counterparty bank depending on credit grade. Each bank is assessed for the appropriate exposure limit within the policy. Risk generating business units of each division are required to have an approved bank or country limit prior to granting any credit facility, or approving any obligation or commitment which has the potential to create interbank or country exposure.

Risk monitoring and reporting*

Credit managers pro-actively manage the Group’s credit risk exposures at transaction and relationship level. Credit risk at a portfolio level is monitored and reported regularly to senior management and the Board. A detailed credit review, including information on provisions, is prepared quarterly.

Single name counterparty concentrations are monitored at transaction level. Large exposures and portfolio concentrations are reported regularly to senior management and the Board.

Provisioning for impairment*

The identification of loans for assessment as impaired is facilitated by the Group’s rating systems. As described under the Risk identification and assessment section, changes in the variables which drive the borrower’s credit grade may result in the borrower being downgraded. This in turn influences the management of individual loans with special attention being paid to lower quality or criticised loans, i.e. in the Watch, Vulnerable or Impaired categories.

The rating of an exposure is one of the key factors used to determine the provisioning in AIB Group; it triggers the process which results in the creation of a specific impairment provision on individual loans where there is doubt on recoverability. Loans are identified for assessment as impaired if they are past due typically for more than ninety days or the borrower exhibits, through lender assessment, an inability to meet his obligations to the Group based on objective evidence of loss events.

*	Forms an integral part of the audited financial statements

4.1 Credit risk (continued)

The types of loss events include;

•	significant financial difficulty of the borrower;

•	a breach of contract, such as being past due typically for ninety days in interest or principal payments;

•	when it becomes probable that the borrower will enter bankruptcy or other financial reorganisation;

•	the disappearance of an active market for that financial asset because of financial difficulties; and

•	the lender granting a concession that would not otherwise be considered as a result of economic or legal reasons relating to the borrower’s financial difficulty.

Impairment triggers may be identified during the assessment process as a result of one or more of these loss events. The Group provides for impairment in a prompt and consistent way across the credit portfolios.

As part of its impairment methodology, the Group makes use of two types of impairment provision: a) Specific; and b) Incurred but not reported (“IBNR”) which represents a collective provision relating to the portfolio of performing loans.

Specific impairment provisions

Specific impairment provisions arise when the recovery of a specific loan or group of loans is in doubt based on specific impairment triggers as described above and assessment that all the expected future cash flows either from the loan itself or the associated collateral will not be sufficient to repay the loan. The amount of the specific impairment provision will reflect the financial position of the borrower and the net realisable value of any security held for the loan or group of loans. In practice, the specific impairment provision is the difference between the present value of expected future cash flows for the impaired loan(s) discounted at the original effective interest rate and the carrying value of the loan(s). When raising specific impairment provisions, AIB divides its impaired portfolio into two categories, namely individually significant and individually insignificant.

Impairment of individually significant exposures

Each division sets a threshold above which cases are assessed on an individual basis. For those loans identified as being impaired and which require assessment on an individual basis, the impairment provision is calculated by discounting the expected future cash flows at the exposure’s original effective interest rate and comparing the result (the estimated recoverable amount) to the carrying amount of the loan to determine the level of provision required. Specific impairments for larger loans (individually significant) are raised with reference to the individual characteristics of each credit including an assessment of the cash flows that may arise from foreclosure less costs to sell in respect of obtaining and selling any associated collateral. The time period likely to be required to realise the collateral and receive the cash flows is taken into account in estimating the future cash flows and discounting these back to present value.

As property loans represent a significant concentration within the Group’s advances, some key principles have been applied in respect of property collateral held by the Group.

For impaired property and construction exposures, cash flows will generally emanate from the development and/or disposal of the assets which comprise the collateral held by the Group. The Group’s preference is to work with the obligor to progress the realisation of the collateral although in some cases the Group will foreclose its security to protect its position. AIB typically holds various types of collateral as security for these loans, e.g. land, developments available for sale/rent and investment properties or a combination of these assets via cross collateralisation.

The Group uses a number of methods to assist in reaching appropriate valuations for the collateral held, given the absence of a liquid market for property related assets in Ireland at present. These include: (a) consultations with valuers; (b) use of professional valuations; (c) use of internally developed residual value methodologies; (d) the application of local market knowledge in respect of the property and its location, and (e) use of internal guidelines for deriving the valuation of investment property. These are described below.

•

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

•

Use of professional valuations would represent circumstances where external firms are requested to provide formal written valuations in respect of the property. Up to date external professional valuations are sought in circumstances where it is believed that sufficient transactional evidence is available to support an expert objective view. Historic valuations are also used as benchmarks to compare against current market conditions and assess peak to trough reductions. Available market indices for relevant assets, e.g residential and investment property, are also used in valuation assessments.

*	Forms an integral part of the audited financial statements

Risk management - 4. Individual risk types

4.1 Credit risk (continued)

•

The residual value methodology assesses the value in the land or property asset after meeting the incremental costs to complete the development. This approach looks at the cost of developing the asset to determine the residual value for the Group, including covering the costs to complete and additional funding costs. The key factors considered include: (i) the development potential given the location of the asset; (ii) its current or likely near term planning status; (iii) levels of current and likely future demand; (iv) the relevant costs associated with the completion of the project; and (v) expected market prices of completed units. If, following internal considerations which may include consultations with valuers, it is concluded that the optimal value for the Group will be obtained through the development/completion of the project, a residual value methodology is used. When, in the opinion of AIB, the land is not likely to be developed or it is non-commercial to do so, agricultural/green field values may be applied.

•

Application of local market knowledge would represent circumstances where the local bank management familiar with the property concerned, with local market conditions, and with knowledge of recent completed transactions would provide indications of the likely realisable value and a potential timeline for realisation.

•	In valuing investment property, yields are applied to current rentals having considered current yields and estimated likely yields for a more normal market environment for relevant asset classes.

Applying one or a combination of the above methodologies has resulted in a wide range of discounts to original collateral valuations, influenced by the nature, status and year of purchase of the asset. All relevant costs likely to be associated with the realisation of the collateral are taken into account in the cash flow forecasts. The spread of discounts is influenced by the type of collateral, e.g. land, developed land or investment property and also its location. The valuation arrived at is therefore a function of the nature of the asset, e.g. unserviced land in a rural area will most likely suffer a greater reduction in value if purchased at the height of a property boom than a fully let investment property with strong lessees. The discounts to original collateral value, having applied our valuation methodologies to reflect current market conditions, can be as high as 95% for land assets where values have been marked down to agricultural/green field site values.

When assessing the level of provision required for property loans, apart from the value to be realised from the collateral, other cashflows, if available, for example recourse to other assets or sponsor support, are also considered. The other key driver is the time it takes to receive the funds from the realisation of collateral. While it depends on the type of collateral and the stage of its development, the period of time to realisation is typically two to seven years but sometimes this time period is exceeded. These estimates are frequently reassessed on a case by case basis. In accordance with IAS 39,AIB discounts these cash flows at the assets’ original effective interest rate to calculate their net present value and compares this with the carrying value of the asset, the difference being the level of provision required.

Each division has a dedicated approach to loan workout and to monitoring and proactively managing impaired loans. Ultimately the loan workout manager will decide on the method(s) to be used based on his/her expert judgement. The loan workout manager then recommends the required impairment to the appropriate approval authority. The Group operates a tiered approval framework for impairments which are approved, depending on amount, by various delegated authorities up to divisional Credit Committee/Special Credit Committee level. These committees are chaired by the divisional Chief Credit Officer/Managing Director, where the valuation/impairment is reviewed and challenged for appropriateness and adequacy. Impairments in excess of divisional authorities are approved by the GCC.

These valuation assumptions and approaches are documented and the resultant impairments are reviewed and challenged as part of the approval process by divisional and Group senior management.

Impairment of individually insignificant exposures

The calculation of an impairment charge for credits below the ‘significant’ threshold is undertaken on a collective basis. Loans are grouped together in homogeneous pools sharing common characteristics. Recovery rates are established for each pool by assessing the Group’s loss experience for these pools over the past four to five years. Loss experience is determined by examining the amount and timing of cash flows received (typically over four years) from the date the loan was identified as impaired. These recovery rates are updated at a minimum on a yearly basis. Impairment provisions are then raised on new impaired loans and updated on existing impaired loans, reflecting the Group’s updated recovery experience.

While a uniform approach is adopted throughout the Group, depending upon the range/depth of customer and portfolio information available, the methodologies used in establishing the level of impairment may vary across the divisions, given that the nature of the asset pools differs across divisions.

*	Forms an integral part of the audited financial statements

4.1 Credit risk (continued)

When a loan has been subjected to a specific provision and the prospects for recovery do not improve, a point will come when it may be concluded that there is no realistic prospect of recovery. When that point is reached, the amount of the loan and any related specific provision, which is considered to be beyond prospect of recovery is charged off.

Collective impairment for performing book Incurred but not reported (“IBNR”)

IBNR provisions are maintained to cover loans which are impaired at the reporting date and, while not specifically identified, are known from experience to be present in any portfolio of loans but have not yet emerged. IBNR provisions can only be recognised for incurred losses (i.e. losses that are present in the portfolio at the reporting date) and are not permitted for losses that are expected to happen as a result of likely future events. IBNR provisions are determined by reference to loss experience in the portfolios and to the credit environment at the reporting date.

IBNR provisions are maintained at levels that are deemed appropriate by management having considered: credit grading profiles and grading movements; historic loan loss rates; recent loss experience; changes in credit management procedures, processes and policies; levels of credit management skills; local and international economic climates; and portfolio sector profiles/industry conditions.

The approach used for the collective evaluation of impairment is to split the performing financial assets into homogeneous pools on the basis of similar risk characteristics.

The asset pools are multiplied by the ‘average annual loss rate’ (i.e. average of five year annual loss rate) for that pool, suitably adjusted where appropriate by management for any factors currently affecting the portfolio that may not have been a feature in the past or vice versa. However, where it is deemed that the average historic loss rate does not accurately reflect incurred loss, reference may be made to the most recent specific provision ‘run rate’ for each pool. The use of such ‘adjustment factors’ is permitted by IAS 39. The resultant amount is then adjusted to reflect the emergence period, i.e. the time it takes following a loss event for an individual loan to be recognised as impaired requiring a specific provision.

The emergence period is key in determining the level of collective provisions. Emergence periods for each divisional portfolio are determined by taking into account current credit management practices, historical evidence of assets moving from ‘good’ to ‘bad’ as a result of a ‘loss event’ and include case sampling. The range of emergence periods applied by AIB is three to twelve months with the majority of the portfolio having a three to six month emergence period applied.

The management process for the identification of loans requiring impairment provision is underpinned by independent tiers of review. Credit quality and impairment provisioning are independently monitored by credit and risk management on a regular basis.

*	Forms an integral part of the audited financial statements

Risk management - 4. Individual risk types

4.1 Credit risk (continued)

Further information on credit risk

Further information on credit risk can be found in the notes to the financial statements.

•	Derivative financial instruments (note 26).

•	Loans and receivables to banks (note 27).

•	Loans and receivables to customers (note 28).

•	Provisions for impairment of loans and receivables (note 29).

•	Amounts receivable under finance leases and hire purchase contracts (note 30).

•	NAMA senior bonds (note 31).

•	Financial investments available for sale (note 32).

•	Financial investments held to maturity (note 33).

•	Credit ratings (note 34).

•	Provisions for liabilities and commitments (note 46).

•	Memorandum items: contingent liabilities and commitments, and contingent assets (note 53).

•	Analysis of financial assets and financial liabilities held for sale to NAMA (note 71).

•	Additional information in relation to discontinued operations (note 72).

•	Additional parent company information on risk (note 73).

Loan portfolio

AIB Group’s loan portfolio comprises loans (including overdrafts), installment credit and finance lease receivables.

The overdraft provides demand credit facility combined with a current account. Borrowings occur when the customer’s drawings take the current account into debit. The balance may therefore fluctuate with the requirements of the customer. Although overdrafts are contractually repayable on demand (unless a fixed term has been agreed), provided the account is deemed to be satisfactory, full repayment is not generally demanded without notice.

The credit portfolio is diversified within each of its geographic markets (Ireland, United Kingdom, United States, Poland(1), Europe) by spread of locations, industry classification and individual customer.

Other than construction and property in Ireland(2) (16.8%) and residential mortgages in Ireland(2) (26.6%), as at 31 December 2010 no one industry, or loan category, in any geographic market accounts for more than 10% of AIB Group’s total loan portfolio(2).

(1)	For 2010, Poland is classified as a discontinued operation.
(2)	Excluding loans and receivables held for sale to NAMA.

4.1 Credit risk (continued)

The following table shows the loan and receivables to customers portfolio by geography and industry sector at 31 December 2010, 2009, 2008, 2007 and 2006 excluding in 2010 and 2009 those held for sale to NAMA. Loans and receivables held for sale to NAMA are analysed in note 71. Also excluded for 2010 is € 74 million within disposal groups and non-current assets held for sale, that were not classified as discontinued operations.

	2010 Continuing operations € m	2010 Discontinued operations € m	2009 € m	2008 € m	2007 € m	2006 € m
IRELAND
Agriculture	1,939	—	2,015	2,217	1,956	1,647
Energy	686	—	844	992	923	670
Manufacturing	2,617	—	3,108	3,801	3,212	2,835
Construction and property	17,246	—	15,930	33,290	29,973	22,605
Distribution	7,626	—	8,182	9,364	8,704	8,254
Transport	809	—	979	1,016	1,150	790
Financial	1,368	—	1,403	1,549	1,472	774
Other services	4,080	—	4,700	5,422	5,393	4,355
Personal - Home mortgages	27,290	—	27,818	26,546	24,507	21,420
- Other	5,349	—	6,242	7,357	7,862	6,930
Lease financing	764	—	922	1,107	1,148	1,107
Guaranteed by Irish Government	—	—	—	1	6	4

	69,774	—	72,143	92,662	86,306	71,391

UNITED KINGDOM
Agriculture	67	—	120	149	160	163
Energy	304	—	292	372	344	453
Manufacturing	843	—	1,193	1,348	1,415	1,378
Construction and property	7,430	—	7,068	10,312	13,506	10,491
Distribution	2,439	—	2,639	2,615	3,004	3,017
Transport	749	—	601	647	628	668
Financial	525	—	696	826	1,223	1,170
Other services	4,523	—	4,936	5,356	5,655	5,500
Personal - Home mortgages	3,534	—	3,635	3,629	4,554	4,540
- Other	672	—	861	757	1,394	1,410
Lease financing	8	—	48	61	115	94

	21,094	—	22,089	26,072	31,998	28,884

UNITED STATES
Agriculture	—	—	3	6	4	—
Energy	201	—	435	614	457	269
Manufacturing	60	—	161	260	213	175
Construction and property	732	—	904	1,090	565	629
Distribution	122	—	162	209	119	99
Transport	73	—	69	76	24	20
Financial	29	—	54	146	330	469
Other services	751	—	753	977	872	795

	1,968	—	2,541	3,378	2,584	2,456

POLAND
Agriculture	—	133	126	165	183	167
Energy	—	70	86	76	77	160
Manufacturing	—	978	1,024	1,145	999	756
Construction and property	—	2,542	2,852	2,760	1,857	1,105
Distribution	—	837	804	790	675	516
Transport	—	81	83	100	91	103
Financial	—	125	143	237	117	67
Other services	—	318	322	461	416	335
Personal - Home mortgages	—	1,821	1,538	1,352	1,040	684
- Other	—	1,051	1,039	857	643	412
Lease financing	—	685	711	745	737	460

	—	8,641	8,728	8,688	6,835	4,765

REST OF WORLD	968	—	1,106	1,363	993	652

Total loans to customers	93,804	8,641	106,607	132,163	128,716	108,148
Unearned income	(167)	(67)	(279)	(382)	(371)	(328)
Provisions for impairment	(7,287)	(344)	(2,987)	(2,292)	(742)	(705)

Total loans and receivables	86,350	8,230	103,341	129,489	127,603	107,115

Risk management - 4. Individual risk types

4.1 Credit risk (continued)

The following table shows the percentages of loans to customers by geography and industry sector at 31 December 2010, 2009, 2008, 2007 and 2006, excluding in 2010 and 2009 those held for sale to NAMA but including, in 2010, those within disposal groups and non-currents assets held for sale, that were not classified as discontinued operations (0.1%, Rest of world).

	2010 Continuing operations %	2010 Discontinued operations %	2009%	2008%	2007%	2006%
IRELAND
Agriculture	1.9	—	1.9	1.7	1.5	1.5
Energy	0.7	—	0.8	0.7	0.7	0.6
Manufacturing	2.6	—	2.9	2.9	2.5	2.7
Construction and property	16.8	—	14.9	25.2	23.3	20.9
Distribution	7.4	—	7.7	7.1	6.8	7.6
Transport	0.8	—	0.9	0.8	0.9	0.7
Financial	1.3	—	1.3	1.1	1.1	0.7
Other services	4.0	—	4.4	4.1	4.2	4.0
Personal - Home mortgages	26.6	—	26.1	20.1	19.0	19.8
- Other	5.2	—	5.9	5.6	6.1	6.5
Lease financing	0.7	—	0.9	0.8	0.9	1.0

	68.0	—	67.7	70.1	67.0	66.0

UNITED KINGDOM
Agriculture	0.1	—	0.1	0.1	0.1	0.2
Energy	0.3	—	0.3	0.3	0.3	0.4
Manufacturing	0.8	—	1.1	1.0	1.1	1.2
Construction and property	7.3	—	6.6	7.8	10.5	9.8
Distribution	2.4	—	2.5	2.0	2.3	2.8
Transport	0.7	—	0.6	0.5	0.5	0.6
Financial	0.5	—	0.7	0.6	1.0	1.1
Other services	4.4	—	4.6	4.0	4.4	5.0
Personal - Home mortgages	3.4	—	3.4	2.7	3.5	4.2
- Other	0.7	—	0.8	0.6	1.1	1.3
Lease financing	—	—	—	0.1	0.1	0.1

	20.6	—	20.7	19.7	24.9	26.7

UNITED STATES
Energy	0.2	—	0.3	0.5	0.3	0.2
Manufacturing	0.1	—	0.2	0.2	0.2	0.2
Construction and property	0.7	—	0.8	0.8	0.4	0.7
Distribution	0.1	—	0.2	0.2	0.1	0.1
Transport	0.1	—	0.1	0.1	—	—
Financial	—	—	0.1	0.1	0.3	0.4
Other services	0.7	—	0.7	0.7	0.7	0.7

	1.9	—	2.4	2.6	2.0	2.3

POLAND
Agriculture	—	0.1	0.1	0.1	0.1	0.2
Energy	—	0.1	0.1	0.1	0.1	0.1
Manufacturing	—	1.0	1.0	0.9	0.8	0.7
Construction and property	—	2.5	2.7	2.1	1.4	1.1
Distribution	—	0.8	0.7	0.6	0.5	0.4
Transport	—	0.1	0.1	0.1	0.1	0.1
Financial	—	0.1	0.1	0.2	0.1	0.1
Other services	—	0.3	0.3	0.3	0.3	0.3
Personal - Home mortgages	—	1.8	1.4	1.0	0.8	0.6
- Other	—	1.0	1.0	0.6	0.5	0.4
Lease financing	—	0.7	0.7	0.6	0.6	0.4

	—	8.5	8.2	6.6	5.3	4.4

REST OF WORLD	1.0	—	1.0	1.0	0.8	0.6

Total loans	91.5	8.5	100.0	100.0	100.0	100.0

4.1 Credit risk (continued)

Movements in provisions for impairment of loans and receivables

(including loans and receivables held for sale to NAMA and loans and receivables included within disposal groups and non-current assets held for sale.)

	Years ended 31 December
	2010 € m	2009 € m	2008 € m	2007 € m	2006 € m
Total provisions at beginning of period	7,156	2,294	744	707	676
Transfers out	(6)	(10)	—	—	—
Transferred to NAMA	(4,569)
Exchange translation adjustments	40	31	(117)	(8)	(1)
Recoveries of provisions previously charged off	48	6	11	13	10

	2,669	2,321	638	712	685
Amounts charged off
Ireland	(490)	(287)	(68)	(37)	(45)
United Kingdom	(236)	(149)	(78)	(13)	(14)
United States	(20)	(15)	(1)	—	—
Poland	(52)	(57)	(19)	(24)	(37)
Rest of World	(15)	(12)	—	—	—

	(813)	(520)	(166)	(74)	(96)
Net provision movement(1)
Ireland	5,312	4,671	1,348	111	73
United Kingdom	705	530	363	(1)	42
United States	30	10	12	—	(1)
Poland	110	117	101	9	16
Rest of World	11	33	9	—	(2)

	6,168	5,361	1,833	119	128
Recoveries of provisions previously charged off(1)
Ireland	(3)	(1)	(7)	(4)	(3)
United Kingdom	(39)	(1)	(1)	(2)	(1)
United States	(1)	—	—	—	—
Poland	(5)	(4)	(3)	(7)	(6)

	(48)	(6)	(11)	(13)	(10)

Total provisions at end of period	7,976	7,156	2,294	744	707

Provisions at end of period
Specific	5,646	5,798	1,148	526	518
IBNR	2,330	1,358	1,146	218	189

	7,976	7,156	2,294	744	707

Amounts include:
Loans and receivables to banks	4	4	2	2	2
Loans and receivables to customers	7,287	2,987	2,292	742	705
Loans and receivables held for sale to NAMA	329	4,165	—	—	—
Loans and receivables of discontinued operations	344	—	—	—	—
Loans and receivables of disposal groups and non-current assets held for sale	12	—	—	—	—

	7,976	7,156	2,294	744	707

(1)	The aggregate of these sets of figures represents the total provisions for impairment charged to income. Commentary on the movements is detailed on pages 96 to 98 (provision for impairment), page 99 (net loans charged-off) and page 104 (impaired loans).

Risk management - 4. Individual risk types

4.1 Credit risk (continued)

Provisions for impairment of loans and receivables

(including loans and receivables held for sale to NAMA and loans and receivables included within discontinued operations)

The following table reconciles the total provisions for impairment charged to income for the years ended 31 December 2010, 2009, 2008, 2007 and 2006 as shown in (A), the table on page 95 relating to ‘Movements in provisions for impairment of loans and receivables (including loans and receivables held for sale to NAMA and loans and receivables included within discontinued operations)’, with that shown in (B), AIB Group’s ‘Consolidated statement of income’.

	2010 € m	2009 € m	2008 € m	2007 € m	2006 € m
(A)
Net provision movement	6,168	5,361	1,833	119	128
Recoveries of loans previously charged off	(48)	(6)	(11)	(13)	(10)

Total charged to income	6,120	5,355	1,822	106	118

(B)
Provisions for impairment	6,120	5,355	1,822	106	118

The following table sets out the provisions charged to income and net loans charged off as a percentage of average loans for the years ended 31 December 2010, 2009, 2008, 2007 and 2006. The 2010 and 2009 figures include provisions for loans and receivables held for sale to NAMA and loans and receivables included within discontinued operations.

	2010%	2009%	2008%	2007%	2006%
Total provisions charged to income	4.97	4.05	1.37	0.09	0.12

Net loans charged off	0.62	0.40	0.12	0.05	0.09

Commentary on provision for impairment in 2010

The following commentary includes provisions for loans and receivables including loans and receivables held for sale to NAMA and loans and receivables included within discontinued operations.

The provision for impairment for loans and receivables of € 6,120 million (4.97% of average advances) for the year ended 31 December 2010 was € 770 million higher than in 2009 (€ 5,350 million, 4.05% of average loans excluding € 5 million provision for impairment for loans and receivables to banks). The level of provisions reflects the impact of the continuing economic difficulties across our markets but particularly in Ireland where property markets remain depressed and unemployment is increasing.

The 2010 provision included € 1,497 million in relation to assets held for sale to NAMA and € 4,623 million for non-NAMA advances.

The non-NAMA charge of € 4,623 million compared with € 1,977 million at December 2009 and included € 3,318 million of specific provisions (2009: € 1,809 million) and € 1,305 million in IBNR (2009: € 168 million). The increase in specific provisions was largely experienced in AIB Bank ROI and AIB Bank UK divisions with the property construction and residential mortgage portfolios being worst impacted. The increase in IBNR provisions of € 1,137 million reflects management’s view of the heightened level of incurred loss in the book and the impact of the much changed economic situation, particularly in Ireland.

Ireland

The provision for impairment of € 5,309 million included a charge of € 1,339 million for loans held for sale to NAMA and € 3,970 million for non-NAMA loans and receivables to customers (December 2009: € 3,205 million and € 1,460 million respectively excluding € 5 million provision for impairment for loans and receivables to banks).

The provision for non-NAMA loans of € 3,970 million related primarily to AIB Bank ROI where the provision of € 3,749 million (specific provisions: € 2,544 million and IBNR provisions: € 1,205 million) accounted for 94.4% of the total non-NAMA charge. The increase in AIB Bank ROI’s non-NAMA charge was € 2,491 million (Specific provisions: € 1,413 million, and IBNR provisions: € 1,078 million) with increases evident across most sectors. However, the most significant increased charges were for loans in the property and construction sector, up € 1.6 billion to € 2,109 million and residential mortgages, up € 0.3 billion to € 448 million, largely as a result of the continued lack of construction activity and increased unemployment during 2010. The charge of € 1,205 million in IBNR income statement provisions in AIB Bank ROI had the impact of increasing its statement of financial position IBNR provisions to € 1,842 million. In considering the appropriate level of IBNR,

4.1 Credit risk (continued)

the Group has taken into account the credit risk profile of the portfolio, particularly the level of arrears and 90+ days past due but not impaired loans. Specific provision experience, particularly the most recent experience is considered, as historic average loss rates are deemed to be unrepresentative of the incurred loss in the non impaired book. The IBNR provision charge has been allocated to the following portfolios; € 312 million to residential mortgages (statement of financial position of € 368 million) which reflects recent provision experience, the level of arrears, the level of requests for restructure and uncertainty over true peak to trough asset price declines. The Group also took into consideration the levels of interest only mortgages in the portfolio and their maturity profile. € 666 million has been allocated to the property portfolio (statement of financial position of € 1,063 million) which reflects the impact of further pressure on asset prices and rental cash flow and uncertainty over the timing of a general recovery in demand for commercial property assets including land. € 172 million has been allocated to the SME/commercial portfolio (statement of financial position of € 311 million) which again is influenced by recent provision experience, declining consumer demand and capital spending. € 55 million has been allocated to other personal debt (statement of financial position of € 99 million) which is influenced by provision experience, arrears profiles and concern over unemployment and income levels. These factors have been considered together, rather than in isolation, and with an overlay of management judgement have resulted in the overall IBNR charge mentioned above.

The non-NAMA provision charge in the Capital Markets division at € 221 million was up by € 19 million on December 2009, primarily in IBNR provisions which have been influenced by the increased specific provisioning experience in the latter part of 2010.

United Kingdom

The provision for impairment increased by € 137 million to € 666 million at December 2010. The provision in AIB Bank UK increased by € 192 million in the year to € 587 million of which € 152 million related to loans held for sale to NAMA (December 2009: € 166 million). The increased charge for non-NAMA loans and receivables to customers related in the main to loans in the property and construction and residential mortgage sectors influenced by continued problems in the property market and rising unemployment, particularly in Northern Ireland. The IBNR element of the AIB Bank UK charge was € 59 million bringing the total stock of IBNR provisions to € 197 million. Influencing the Group’s view of appropriate levels of IBNR provisions were a combination of several key factors which included, the most recent specific provision experience, property asset prices and the time it will take for normal markets for those assets to resume and the repayment profile of residential mortgages. There was a decrease of € 59 million in the non-NAMA provision charge in the Capital Markets division primarily in the property sector influenced by a provision recovery of € 38 million and lower charges in relation to the distribution and other services sectors in particular which are down on 2009 by € 41 million and € 16 million respectively offset by an increase in transport of € 29 million and IBNR provisions of € 20 million.

United States

The provision increased from € 10 million at 31 December 2009 to € 29 million at 31 December 2010 and reflects problems with some loans in the transport, other services and property sectors in the Capital Markets division.

Rest of World

The provision of € 11 million at 31 December 2010 relates to loans in the property and other services sectors in the Capital Markets division.

Discontinued operations

Poland

In 2010 the provision was € 105 million, a decrease of € 8 million on the 2009 charge, and largely reflects provisions raised for loans in the property and SME sectors.

Risk management - 4. Individual risk types

4.1 Credit risk (continued)

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

4.1 Credit risk (continued)

The following table presents additional information with respect to the provisions for impairment as at 31 December 2010, 2009, 2008, 2007 and 2006. The 2010 and 2009 figures include provisions for impairment of loans and receivables held for sale to NAMA and the 2010 figure also includes provisions for loans and receivables included within discontinued operations.

	31 December
	2010%	2009%	2008%	2007%	2006%
Provision as a percentage of total loans, less unearned income, at end of period
Specific provisions	5.40	4.46	0.87	0.41	0.48
IBNR provisions	2.23	1.04	0.87	0.17	0.18

	7.63	5.50	1.74	0.58	0.66

Provisions are raised as outlined on pages 88 – 91.

The increase in provisions from 5.50% to 7.63% reflects the increased provisioning in AIB Bank ROI and AIB Bank UK. Specific allowances are allocated to individual impaired loans (€ 13,469 million down from € 17,453 million for 2009) and specific provisions as a percentage of loans increased from 4.46% to 5.40% (see pages 101 and 107 for geographic splits by sector for non-NAMA and NAMA respectively).

The quantum of IBNR provisions at the reporting date deemed appropriate by management is influenced by (i) the most recent provision experience for each pool; (ii) grade profiles; and (iii) macro and sector economic factors at the reporting date.

The IBNR provision as a percentage of loans increased from 1.04% to 2.23% at December 2010 reflecting management’s view of the incurred loss in the book at year end, including the increased level of pre-impaired arrears, levels of non-impaired criticised loans and levels of restructuring requests particularly in the residential mortgage portfolio in AIB Bank ROI.

Net loans charged-off 2010

Group net loans charged-off at 0.62% (€ 765 million) of average loans for the year to December 2010 compared with 0.40% or € 514 million for 2009.

Ireland – net loans charged-off of € 488 million increased by € 202 million compared with 2009. In AIB Bank ROI the net charge-offs of € 364 million related mainly to the property, distribution and personal sectors and in Capital Markets division net charge-offs of € 124 million were mainly in the property, financial, manufacturing and other services sectors.

United Kingdom – net loans charged-off of € 197 million were € 49 million higher than in 2009 reflecting an increased level of charge-offs in AIB Bank UK where net charge-offs were € 124 million mainly in the property and distribution sectors and in Capital Markets division where charge-offs were € 73 million (net of a provision recovery of € 38 million) in the manufacturing, transport, financial and other services sectors.

United States – net loans charged-off were € 20 million in the year and relate mainly to loans in the property and other services sectors in our Capital Markets division.

Rest of World – net loans charged off at € 14 million include € 9 million of residential mortgage charge-offs in AmCredit and charge offs in the manufacturing and distribution sectors in the Capital Markets division.

Discontinued operations

Poland – net loans charged-off at € 46 million were € 7 million less than in 2009 and occurred largely in the distribution, other personal and lease financing sectors.

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

Risk management - 4. Individual risk types

4.1 Credit risk (continued)

The following table presents an analysis of AIB Group’s loans charged off and recoveries of previously charged off loans for the years ended 31 December 2010, 2009, 2008, 2007 and 2006. This table includes loans and receivables to customers of continuing operations, loans and receivables held for sale to NAMA, and loans and receivables included within disposal groups and non-current assets held for sale(1).

	Loans charged off					Recoveries of loans previously charged off
	2010 € m	2009 € m	2008 € m	2007 € m	2006 € m	2010 € m	2009 € m	2008 € m	2007 € m	2006 € m
IRELAND
Agriculture	8.2	1.7	1.7	1.4	2.0	0.7	0.2	0.7	—	—
Energy	1.3	8.1	—	—	—	—	—	—	—	—
Manufacturing	31.7	38.3	1.2	1.7	3.0	—	—	—	—	—
Construction and property	202.2	135.6	35.1	5.1	3.5	0.1	—	—	—	—
Distribution	58.0	15.3	7.2	3.8	6.8	—	—	2.9	—	—
Transport	5.2	1.5	1.5	0.8	0.8	—	—	—	—	—
Financial	31.0	26.7	0.1	0.1	0.1	—	—	2.2	0.9	—
Other services	35.5	5.8	5.7	2.8	3.2	0.1	—	—	—	0.1
Personal - Home mortgages	24.2	9.5	2.4	0.9	1.0	0.1	—	0.1	—	0.1
- Other	76.5	28.9	9.6	16.2	21.0	1.2	0.6	1.0	2.1	2.3
Lease financing	16.2	15.6	3.6	3.7	4.0	0.3	0.2	0.3	0.6	0.3

	490.0	287.0	68.1	36.5	45.4	2.5	1.0	7.2	3.6	2.8

UNITED KINGDOM
Agriculture	0.1	0.1	0.1	0.1	—	—	—	—	—	—
Energy	—	—	—	—	—	—	—	—	0.1	—
Manufacturing	11.8	5.7	15.5	1.0	8.1	—	—	0.2	0.8	—
Construction and property	46.7	40.9	33.4	0.6	0.1	37.9	—	0.1	0.2	0.1
Distribution	43.1	63.2	19.4	1.1	1.8	0.3	0.2	0.1	0.2	0.3
Transport	29.7	0.3	0.3	0.2	—	—	—	—	—	—
Financial	54.0	0.5	0.1	0.2	0.8	—	—	—	—	—
Other services	42.0	33.6	5.5	6.6	0.4	0.3	0.1	0.1	0.1	0.1
Personal - Home mortgages	2.6	0.5	0.3	—	—	—	—	—	—	—
- Other	5.9	4.0	3.8	3.2	3.1	0.4	0.2	0.3	0.3	0.4

	235.9	148.8	78.4	13.0	14.3	38.9	0.5	0.8	1.7	0.9

UNITED STATES
Energy	0.3	8.2	—	—	—	0.5	—	—	—	—
Manufacturing	2.1	1.4	—	0.3	—	0.1	—	—	—	—
Commercial	—	—	—	—	0.4	—	—	—	—	—
Construction and property	7.5	5.3	0.9	—	—	—	—	—	—	—
Distribution	1.4	—	—	—	—	—	—	—	—	—
Other services	9.1	—	—	—	—	—	—	—	—	—

	20.4	14.9	0.9	0.3	0.4	0.6	—	—	—	—

POLAND(1)	51.8	57.0	18.7	24.2	35.8	5.5	4.1	2.9	7.3	5.9

REST OF WORLD	14.7	12.3	—	—	0.1	0.3	—	—	—	—

TOTAL	812.8	520.0	166.1	74.0	96.0	47.8	5.6	10.9	12.6	9.6

(1)	For 2010, Poland is classified as a discontinued operation, all other amounts relate to continuing operations.

4.1 Credit risk (continued)

The following table presents an analysis of AIB Group’s provisions for impairment (both to banks and customers) at 31 December 2010, 2009, 2008, 2007 and 2006. Provisions for impairment of loans and receivables held for sale to NAMA are analysed separately on page 107. This table excludes provisions for impairment of € 12 million, in 2010, within disposal groups and non-current assets held for sale, that were not classified as discontinued operations.

	2010 Continuing operations € m	2010 Discontinued operations € m	2009 € m	2008 € m	2007 € m	2006 € m
IRELAND
Agriculture	100	—	44	19	16	14
Energy	5	—	4	8	3	4
Manufacturing	128	—	58	35	11	15
Construction and property	2,310	—	557	398	54	31
Distribution	678	—	286	57	48	29
Transport	44	—	20	8	8	6
Financial	49	—	53	10	1	1
Other services	200	—	90	34	22	19
Personal - Home mortgages	212	—	81	32	12	11
- Other	479	—	302	136	97	87
Lease financing	109	—	67	25	12	10

	4,314	—	1,562	762	284	227

UNITED KINGDOM
Agriculture	5	—	1	—	1	1
Manufacturing	30	—	29	13	36	42
Construction and property	525	—	178	134	24	21
Distribution	121	—	88	37	20	14
Transport	1	—	2	1	2	25
Financial	3	—	35	2	1	2
Other services	49	—	61	21	16	24
Personal - Home mortgages	30	—	16	3	3	2
- Other	35	—	24	17	15	17

	799	—	434	228	118	148

UNITED STATES
Energy	—	—	—	4	—	—
Manufacturing	—	—	—	4	—	—
Construction and property	14	—	2	4	—	—
Other services	—	—	4	—	—	—
Distribution	2	—	—	—	—	—
Transport	6	—	—	—	—	—

	22	—	6	12	—	—

POLAND
Agriculture	—	7	7	—	—	—
Energy	—	1	1	—	—	—
Manufacturing	—	29	24	—	—	—
Construction and property	—	68	45	—	—	—
Distribution	—	28	23	—	—	—
Transport	—	7	4	—	—	—
Financial	—	1	1	—	—	—
Other services	—	13	8	101	98	120
Personal - Home mortgages	—	8	6	32	22	23
- Other	—	77	58	—	—	—
Lease financing	—	20	11	6	4	—

	—	259	188	139	124	143

REST OF WORLD	17	—	24	7	—	—

TOTAL SPECIFIC PROVISIONS	5,152	259	2,214	1,148	526	518

TOTAL IBNR PROVISIONS	2,139	85	777	1,146	218	189

TOTAL PROVISIONS	7,291	344	2,991	2,294	744	707

Risk management - 4. Individual risk types

4.1 Credit risk (continued)

Risk elements in lending

The Group’s loan control and review procedures generally do not include the classification of loans as non-accrual, accruing past due, restructured and potential problem loans, as defined by the SEC. Management has, however, set out in the following table the amount of loans, (including, in the case of 2009, those held for sale to NAMA and in 2010 those held for sale to NAMA and those within discontinued operations)(2), at 31 December, without giving effect to available security and before deduction of provisions, using the SEC’s classification:

	2010 € m	2009 € m	2008 € m	2007 € m	2006 € m
Loans accounted for on non-accrual basis(1)
Ireland	10,215	14,922	1,972	531	396
United Kingdom	2,524	1,944	689	331	304
United States	75	42	61	—	1
Poland(2)	587	477	250	187	232
Rest of World	68	68	19	—	—

	13,469	17,453	2,991	1,049	933

Accruing loans(3) which are contractually past due 90 days or more as to principal or interest
Ireland	1,768	815	153	48	142
United Kingdom	59	83	117	46	73
United States	29	—	13	—	—
Poland(2)	3	4	1	13	—

	1,859	902	284	107	215

Restructured loans not included above(4)	233	140	—	—	—
Other real estate and other assets owned	12	10	—	—	—
(1)

These figures represent AIB’s impaired loans before provisions. Total interest income that would have been recorded during the year ended 31 December 2010 had interest on gross impaired loans been included in income amounted to € 462 million (2009: € 235 million; 2008: € 109 million; 2007: € 60 million; 2006: € 47 million) - € 372 million for Ireland, € 54 million for the United Kingdom, United States € 2 million, € 31 million for Poland and Rest of World € 3 million. Of the total figure of € 462 million above, € 296 million (2009: € 172 million; 2008: € 45 million; 2007: € 21 million; 2006: € 25 million) was included in income for the year ended 31 December 2010 for interest on impaired loans (net of provisions).

(2)	For 2010, Poland is classified as a discontinued operation.
(3)	Accruing loans contractually past due for 90 days or more as at 31 December 2006 exclude overdrafts, bridging loans and cases with expired limits.
(4)

AIB does not normally restructure loans at concessionary interest rates or restructure on uncommercial terms. In circumstances where it does enter into such arrangements these loans are classified as impaired and hence included in the table above. In certain circumstances, as part of a loan restructure, AIB will convert debt to equity and if the recapitalised borrower is viable will reclassify the debt as performing. The value of equity held in the statement of financial position as at 31 December 2010 from such transactions was € 48 million and the amount of debt resulting from such transactions and held in performing grades was € 185 million. Not included above is an amount of € 2,511 million (2009: € 4,459 million) in respect of renegotiated loans as defined in note 28.

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

4.1 Credit risk (continued)

The following table presents an analysis of AIB Group’s impaired loans to customers at 31 December 2010, 2009, 2008, 2007 and 2006. Loans and receivables held for sale to NAMA are analysed on page 107. This table excludes impaired loans of € 27 million in 2010, within disposal groups and non-current assets held for sale, that were not classified as discontinued operations.

	2010 Continuing operations € m	2010 Discontinued operations € m	2009 € m	2008 € m	2007 € m	2006 € m
IRELAND
Agriculture	193	—	105	47	23	21
Energy	7	—	11	10	3	4
Manufacturing	293	—	134	71	17	26
Construction and property	5,510	—	2,275	1,148	125	51
Distribution	1,505	—	846	147	109	99
Transport	77	—	34	11	12	11
Financial	61	—	70	17	2	2
Other services	384	—	206	65	36	25
Personal - Home mortgages	1,013	—	475	163	53	42
- Other	777	—	556	257	135	101
Lease financing	135	—	96	36	16	14

	9,955	—	4,808	1,972	531	396

UNITED KINGDOM
Agriculture	10	—	4	2	1	2
Energy	—	—	2	—	—	—
Manufacturing	75	—	66	33	43	54
Construction and property	1,408	—	449	432	108	71
Distribution	240	—	229	89	51	29
Transport	2	—	2	2	6	53
Financial	15	—	85	3	3	3
Other services	117	—	168	53	50	42
Personal - Home mortgages	115	—	56	53	34	24
- Other	61	—	40	22	35	26

	2,043	—	1,101	689	331	304

UNITED STATES
Energy	1	—	—	32	—	—
Manufacturing	—	—	11	17	—	1
Construction and property	40	—	8	12	—	—
Distribution	22	—	—	—	—	—
Transport	12	—	—	—	—	—
Other services	—	—	23	—	—	—

	75	—	42	61	—	1

POLAND
Agriculture	—	12	10	39	47	47
Energy	—	1	2	—	—	3
Manufacturing	—	62	74	46	31	40
Construction and property	—	264	194	61	32	48
Distribution	—	57	52	30	29	41
Transport	—	15	8	3	2	3
Financial	—	2	1	—	1	1
Other services	—	23	13	7	7	10
Personal - Home mortgages	—	19	13	11	11	13
- Other	—	97	75	36	19	19
Lease financing	—	35	35	17	8	7

	—	587	477	250	187	232

REST OF WORLD	41	—	68	19	—	—

TOTAL	12,114	587	6,496	2,991	1,049	933

Risk management - 4. Individual risk types

4.1 Credit risk (continued)

2010

Impaired Loans - Continuing operations

Group impaired loans for continuing operations increased by € 6,095 million to € 12,114 million in the year to 31 December 2010 and now represent 12.9% of loans up from 6.1% at 31 December 2009.

In Ireland, impaired loans increased by € 5,147 million to € 9,955 million and as a percentage of advances have increased to 14.3% from 6.7% at 31 December 2009. 96.8% of the increase in impaired loans related to the AIB Bank ROI division where borrowers continue to be impacted by the lack of activity in the property and housing sectors, increased unemployment which is reflected in a higher level of mortgage impaired loans and a general decline in consumer spending which affects sectors such as distribution (hotels, licensed premises, retail). Impaired loans in Capital Markets division also increased in the period by € 164 million particularly in the manufacturing and other services sectors.

Impaired loans in the United Kingdom increased by € 942 million in the year to 31 December 2010 to € 2,043 million and as a percentage of advances have increased to 9.7% from 5.0% at 31 December 2009. In Capital Markets division impaired loans decreased by € 23 million to € 166 million and reflect decreases in the manufacturing and financial sectors offset by additional impaired loans in the distribution and property sectors. In AIB Bank UK division, impaired loans increased by € 965 million largely in the property (up € 936 million) and residential mortgage (up € 59 million) sectors.

Impaired loans in the United States increased by € 33 million reflecting new impaired loans in Capital Markets division in the construction and property, energy distribution and transport sectors € 67 million offset by reductions in the other services and manufacturing sectors of € 34 million.

Impaired loans in the Rest of World were € 41 million largely in the property and construction and other services sectors in Capital Markets division.

Impaired Loans – Discontinued operations

In Poland, impaired loans have increased by € 110 million in the year to 31 December 2010 and now represent 6.8% of loans and advances up from 5.5% at 31 December 2009 primarily in the property and SME sectors.

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

4.1 Credit risk (continued)

Analysis of loans and receivables to customers by contractual residual maturity and interest rate sensitivity.

The following tables analyse gross loans to customers by maturity and interest rate sensitivity. Overdrafts, which in the aggregate represent approximately 3% of the portfolio, are classified as repayable within one year. Approximately 12% of AIB Group’s loan portfolio is provided on a fixed rate basis. Fixed rate loans are defined as those loans for which the interest rate is fixed for the full term of the loan. The interest rate risk exposure is managed by Global Treasury within agreed policy parameters.

The analysis of loans and receivables to customers for both NAMA and disposal groups and non-current assets held for sale are shown separately.

Loans and receivables to customers

	2010
	Fixed rate € m	Variable rate € m	Total € m	Within 1 year € m	After 1 year but within 5 years € m	After 5 years € m	Total € m
Ireland	8,136	61,638	69,774	20,489	12,732	36,553	69,774
United Kingdom	2,430	18,664	21,094	7,580	5,604	7,910	21,094
United States	169	1,799	1,968	740	1,058	170	1,968
Rest of World	82	886	968	295	538	135	968

Total loans by maturity	10,817	82,987	93,804	29,104	19,932	44,768	93,804

	2009
	Fixed rate € m	Variable rate € m	Total € m	Within 1 year € m	After 1 year but within 5 years € m	After 5 years € m	Total € m
Ireland	9,463	62,680	72,143	19,143	21,516	31,484	72,143
United Kingdom	914	21,175	22,089	6,391	6,606	9,092	22,089
United States	147	2,394	2,541	1,125	1,204	212	2,541
Poland(1)	1,245	7,483	8,728	3,150	3,467	2,111	8,728
Rest of World	90	1,016	1,106	107	799	200	1,106

Total loans by maturity	11,859	94,748	106,607	29,916	33,592	43,099	106,607

	2008
	Fixed rate € m	Variable rate € m	Total € m	Within 1 year € m	After 1 year but within 5 years € m	After 5 years € m	Total € m
Ireland	8,245	84,417	92,662	36,457	23,457	32,748	92,662
United Kingdom	2,025	24,047	26,072	8,030	7,587	10,455	26,072
United States	430	2,948	3,378	810	2,151	417	3,378
Poland(1)	1,022	7,666	8,688	2,915	3,476	2,297	8,688
Rest of World	8	1,355	1,363	62	701	600	1,363

Total loans by maturity	11,730	120,433	132,163	48,274	37,372	46,517	132,163

(1)	See discontinued operations (notes 18 and 72).

Risk management - 4. Individual risk types

4.1 Credit risk (continued)

Loans and receivables to customers

	2007
	Fixed rate € m	Variable rate € m	Total € m	Within 1 year € m	After 1 year but within 5 years € m	After 5 years € m	Total € m
Ireland	7,792	78,514	86,306	33,876	20,859	31,571	86,306
United Kingdom	2,530	29,468	31,998	10,395	9,242	12,361	31,998
United States	373	2,211	2,584	662	1,562	360	2,584
Poland	513	6,322	6,835	2,323	2,735	1,777	6,835
Rest of World	3	990	993	57	408	528	993

Total loans by maturity	11,211	117,505	128,716	47,313	34,806	46,597	128,716

	2006
	Fixed rate € m	Variable rate € m	Total € m	Within 1 year € m	After 1 year but within 5 years € m	After 5 years € m	Total € m
Ireland	7,241	64,150	71,391	25,164	20,238	25,989	71,391
United Kingdom	2,247	26,637	28,884	10,306	6,710	11,868	28,884
United States	423	2,033	2,456	483	1,553	420	2,456
Poland	328	4,437	4,765	1,681	1,801	1,283	4,765
Rest of World	—	652	652	16	383	253	652

Total loans by maturity	10,239	97,909	108,148	37,650	30,685	39,813	108,148

Loans and receivables held for sale to NAMA

	2010
	Fixed rate € m	Variable rate € m	Total € m	Within 1 year € m	After 1 year but within 5 years € m	After 5 years € m	Total € m
Ireland	32	701	733	568	90	75	733
United Kingdom	16	1,499	1,515	1,038	348	129	1,515
United States	—	—	—	—	—	—	—

Total loans by maturity	48	2,200	2,248	1,606	438	204	2,248

	2009
	Fixed rate € m	Variable rate € m	Total € m	Within 1 year € m	After 1 year but within 5 years € m	After 5 years € m	Total € m
Ireland	444	19,000	19,444	16,528	1,812	1,104	19,444
United Kingdom	—	3,722	3,722	2,433	679	610	3,722
United States	—	29	29	29	—	—	29

Total loans by maturity	444	22,751	23,195	18,990	2,491	1,714	23,195

Loans and receivables held within disposal groups and non-current assets held for sale

	2010
	Fixed rate € m	Variable rate € m	Total € m	Within 1 year € m	After 1 year but within 5 years € m	After 5 years € m	Total € m
Poland	1,209	7,432	8,641	3,155	3,334	2,152	8,641
Rest of World	—	74	74	—	—	74	74

Total loans by maturity	1,209	7,506	8,715	3,155	3,334	2,226	8,715

4.1 Credit risk (continued)

Analysis of loans and receivables held for sale to NAMA

	2010					2009
	Loans and receivables € m		Specific provisions for impairment € m		Impaired Loans € m	Loans and receivables € m		Specific provisions for impairment € m		Impaired loans € m
IRELAND
Agriculture	—		—		—	24		5		15
Energy	—		—		—	64		8		23
Manufacturing	—		—		—	37		3		10
Construction and property	567		38		167	18,055		3,245		9,684
Distribution	43		8		36	602		79		228
Transport	1		—		—	19		—		—
Financial	—		—		—	16		—		1
Other services	27		3		15	200		11		33
Personal - Home mortgages	86		1		37	138		6		17
- Other	8		2		5	289		35		103

UNITED KINGDOM
Agriculture	—		—		—	1		—		—
Energy	3		—		—	4		—		—
Manufacturing	15		—		—	16		—		—
Construction and property	1,351		176		450	3,523		189		833
Distribution	92		—		13	85		—		—
Financial	27		—		—	20		2		3
Other services	17		1		15	57		1		6
Personal - Home mortgages	—		—		—	6		—		—
- Other	11		—		3	10		—		1

UNITED STATES
Construction and property	—		—		—	29		—		—

Total	2,248	(1)	229	(2)	741	23,195	(1)	3,584	(2)	10,957

(1)	€ 1,919 million net of provisions of € 329 million (2009: € 19,030 million net of provisions of € 4,165 million).
(2)	Total provisions of € 329 million including IBNR of € 100 million (2009: total provisions of € 4,165 million including IBNR of € 581 million).

Risk management - 4. Individual risk types

4.1 Credit risk (continued)

Cross-border outstandings

Cross-border outstandings, which exclude finance provided within AIB Group, are based on the country of domicile of the borrower and comprise placings with banks and money at call and short notice, loans to customers (including those classified as held for sale to NAMA and those held within discontinued operations), finance lease receivables and installment credit, acceptances and other monetary assets, including non-local currency claims of overseas offices on local residents. AIB Group monitors geographic breakdown based on the country of the borrower and the guarantor of ultimate risk. Cross-border outstandings exceeding 1% of total assets are shown in the following table. In addition, the Group’s exposure to certain other EU countries are shown at 31 December 2010 and 31 December 2009.

	As % of total assets(1)	Total € m	Banks and other financial institutions € m	Government and official institutions € m	Commercial, industrial and other private sector € m
31 December 2010
United Kingdom	5.7	8,313	730	870	6,713
United States	3.7	5,329	403	658	4,268
Spain	2.0	2,941	900	340	1,701
France	1.7	2,527	705	989	833
Germany	1.2	1,760	892	361	507
Italy	1.0	1,428	405	824	199
Portugal	0.4	530	206	246	78
Greece	0.1	119	67	41	11

31 December 2009
United States	4.7	8,193	1,127	1,303	5,763
United Kingdom	2.9	5,093	1,186	695	3,212
Spain	2.1	3,610	1,585	117	1,908
France	1.7	3,013	1,974	480	559
Germany	1.2	2,065	1,300	294	471
Italy	0.9	1,643	665	625	353
Portugal	0.3	469	138	201	130
Greece	0.1	158	—	42	116

31 December 2008
United Kingdom	5.1	9,362	1,776	1,456	6,130
United States	5.0	9,052	596	1,689	6,767
Germany	2.2	3,984	2,458	743	783
France	1.6	2,973	1,603	662	708
Spain	2.5	4,576	2,180	223	2,173
Italy	1.1	1,929	730	652	547

31 December 2007
United Kingdom	3.5	6,211	2,126	1,118	2,967
United States	4.8	8,443	829	1,410	6,204
Germany	2.1	3,763	2,565	889	309
France	2.1	3,705	2,410	793	502
Spain	2.9	5,173	2,569	264	2,340
Australia	1.2	2,135	955	—	1,180

31 December 2006
United Kingdom	4.8	7,635	3,046	878	3,711
United States	4.9	7,681	669	1,763	5,249
Germany	2.7	4,327	2,912	1,180	235
France	2.0	3,127	2,371	363	393
Spain	2.3	3,683	2,155	267	1,261
Australia	1.0	1,565	712	—	853

Italy	1.1	1,761	688	604	469

(1)

Assets, consisting of total assets as reported in the consolidated statement of financial position, totalled € 145,222 million at 31 December 2010 (2009: € 174,314 million; 2008: € 182,174 million; 2007: € 177,888 million; 2006: € 158,526 million).

At 31 December 2010 cross-border outstandings to borrowers in the Netherlands amounted to 0.8%.

4.2 Liquidity risk*

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

Risk management and mitigation

The principles behind the Group’s liquidity management policy aim to ensure that the Group can at all times meet its obligations as they fall due at an economic price. The Group manages its liquidity in a number of ways. Firstly, through the active management of its liability maturity profile, it aims to ensure a balanced spread of repayment obligations with a key focus on 0-8 day and 9 day—1 month time periods. Monitoring ratios apply to periods in excess of 1 month. Secondly, the Group aims to maintain a stock of high quality liquid assets to meet its obligations as they fall due. Discounts are applied to these assets based upon their cash-equivalence and price sensitivity. Thirdly, net outflows are monitored on a daily basis. Finally, the Group endeavours to maintain a diversified funding base across all segments of the markets in which it operates, while focusing on minimising concentration in any single source of funding and maintaining a balance between short-term and long-term funding sources.

Customer deposits represent the largest source of funding, with the Group’s core retail franchise and accompanying core retail deposit base in Ireland, the UK and Poland providing the Group with a stable and reasonably predictable source of funds. Although a significant element of these retail deposits are contractually repayable on demand or at short notice, the Group’s customer base and geographic spread generally mitigates against this risk. While BZWBK was a very well funded banking franchise, its funding and liquidity was managed on an arms length basis from Group and there has been no adverse consequence to the funding position at Group level following the disposal.

The Group manages and monitors the funding support provided by its deposit base to its loan book through a series of measures including its externally reported customer loan-to-deposit ratio. More refined measures are utilised internally which recognise the capacity to generate contingent liquidity out of the Group’s loan book, the structure of the Group’s wholesale term funding and the stability of its customer deposit base. Arising from the Irish banking system and sovereign difficulties during the year, the Group experienced a material outflow of deposits totalling € 21 billion during 2010. Most of these outflows were experienced from institutional and corporate customers, but some reductions also occurred in AIB Bank ROI and AIB Bank UK. As a consequence, the Group’s loan-to-deposit ratio increased from 123% at 31 December 2009 to 151% at 31 December 2010 (165% after exclusion of BZWBK).

Global Treasury, through its Wholesale Treasury operations, manages on a global basis, the liquidity and funding requirements of the Group. Euro, sterling, Polish zloty and US dollar represent the most important currencies to the Group from a funding and liquidity perspective. Global Treasury is active in the wholesale funding markets including the interbank and corporate deposit markets. This is supplemented by commercial paper, certificate of deposit, medium term note, covered bond and other issuance programmes which have served to further diversify the Group’s sources of funding. The extreme market conditions in 2010 have resulted in a severe contraction of wholesale market appetite on the part of participants for liquidity risk from Ireland. This has manifested itself through a shortening of duration and contraction in supply of wholesale funding available, leading to a significant shortening in the term funding profile of many institutions including AIB. As a consequence, AIB had to increase its use of secured funding to offset reduced wholesale market activity, including accessing a range of central bank liquidity facilities. The Group participates in global central bank money market repurchase agreement operations as part of its normal day-to-day funding activity. These facilities are part of standard central bank operations. The Group has also accessed a range of liquidity facilities from central banks, including certain additional market wide schemes during the period of dislocation within the funding markets.

The Irish Government introduced the Eligible Liabilities Guarantee (“ELG”) scheme on 9 December 2009. AIB joined the ELG scheme on 21 January 2010. On 19 November 2010, the EC approved an amendment to the ELG scheme to extend the ‘issuance window’ to 30 June 2011 (note 55).

The Group’s debt rating as at 22 March 2011 for all debt/deposits not covered by the Credit Institutions (Eligible Liability Guarantee) Scheme 2009 are as follows: Standard and Poor’s long-term “BB” and short-term “B”, Fitch long-term “BBB” and

*	Forms an integral part of the audited financial statements

Risk management - 4. Individual risk types

4.2 Liquidity risk* (continued)

short-term “F2”, Moody’s long-term “Baa3” for deposits and “Ba2” for senior unsecured debt and short-term “P-3” for deposits and “Not Prime” for senior unsecured debt.

The Group’s debt rating as at 22 March 2011 for all debt/deposits covered by the Credit Institutions (Eligible Liability Guarantee) Scheme 2009 are as follows: Standard and Poor’s long-term “A-” and short-term “A-2”, Fitch long-term “BBB+” and short-term “F2”, Moody’s long-term “Baa1” and short-term “P-2”.

The Group’s liquidity management policy aims to ensure that it has sufficient liquidity to meet its current requirements. In addition, it operates a funding strategy designed to anticipate additional funding requirements based upon projected balance sheet movements. The Group undertakes liquidity stress testing and contingency planning to deal with unforeseen events. Stress tests include both firm specific and systemic risk events and a combination of both. These scenario events are reviewed in the context of the Group’s liquidity contingency plan, which details corrective action options under various levels of stress events. The purpose of these actions is to ensure continued stability of the Group’s liquidity position, within the Group’s pre-defined liquidity risk tolerance levels.

The Group’s approach to liquidity management complies with the Central Bank’s revised ‘Requirements for the Management of Liquidity Risk’, introduced in July 2007. As a consequence of the contraction of customer and wholesale funding and shortening duration, the Group liquidity position breached regulatory ratio requirements in November 2010. Given the market access difficulties for the Irish Sovereign as well as for the Irish banks, the Group recognises that significant restructuring of its balance sheet is a prerequisite to returning the Group to a normalised funding position. In this regard the Group engaged in a comprehensive Prudential Liquidity Assessment Review (“PLAR”) for the Central Bank of Ireland which was agreed at in conjunction with a Prudential Capital Assessment Review (“PCAR”). This process identified the structural balance changes that will be required in order to provide the foundations for a normalised funding and liquidity position. These changes are likely to include a significant reduction in balance sheet size by way of selected loan asset deleveraging and disposal of non-core businesses. These actions are expected to facilitate a substantial reduction in the usage of central bank support facilities. In addition, the Group will be required to achieve a loan to deposit ratio of 122.5% by December 2013.

The Group is cognisant of the changing funding and liquidity requirements which will be required as the Basel III proposals are rolled out into regulatory requirements. These requirements will place a high value on the Group’s retail franchise deposits. The Group will also seek to build an appropriate mix of wholesale market issuance into its funding position in order to assist in achieving the level of term stability that will be required under Basel III. More information on the Group’s current funding mix is included within the ‘Funding’ section under ‘Commentary on results’.

Risk monitoring and reporting

The liquidity position of AIB is measured and monitored daily within Global Treasury. The daily liquidity report shows the Group’s principal operating currencies of euro, sterling, US dollar and Polish zloty. During the year, the Group’s liquidity contingency plans were activated and committees comprising members of senior management, Global Treasury and Group Finance met on a daily basis to monitor the position. In addition to the regular Group ALCo and Board monthly reporting on the liquidity and funding position of the Group, the Group Executive Committee and the Board were briefed on liquidity and funding on an ongoing basis.

Further information on liquidity risk can be found in notes 60 and 61 to the financial statements.

4.3 Market risk*

Market risk is the risk relating to the uncertainty of returns attributable to fluctuations in market factors such as adverse movements in the level or volatility of market prices of items such as debt instruments, equities and currencies. Where the uncertainty is expressed as a potential loss in value, it represents a risk to the income and capital position of the Group.

The Group, primarily through its Global treasury function, assumes market risk as a consequence of the risk management services it provides to its client base and through risk positioning in selected wholesale markets. In addition, the Group assumes market risk as a result of its pro-active balance sheet and capital management activity (see Financial review—4. Capital management).

Global Treasury which incorporated BZWBK Treasury until its sale, is also authorised to trade on its own account in selected wholesale markets. The strategies employed are desk and market specific and approved on an annual basis by the Market Risk Committee.

*	Forms an integral part of the audited financial statements

4.3 Market risk (continued)

Until its sale, BZWBK was also mandated to take moderate equity risk through its brokerage business, namely Dom Maklerski’s equity market-making team.

Risk identification and assessment

Independent risk functions exist within each trading business and are tasked with capturing all material sources of market risk within their respective portfolios. The Group Market Risk function is the second line of defence, for market risk, providing independent oversight and assurance to the Risk Committees and Board.

In quantifying the portfolio’s market risk profile, the Group’s risk measurement systems are configured to address all material risk factors, including price dynamics, volatilities and correlation behaviour. The Group’s core risk measurement methodology is based on a variance co-variance application of the industry standard Value at Risk (“VaR”) technique that incorporates the portfolio diversification effect within each standard risk factor (interest rate, foreign exchange, equity, as applicable). This VaR metric is derived from an observation of historical prices over a period of three years, assessed at a 99% statistical confidence level and using a 1 month holding period. Instruments with significant embedded or explicit option characteristics receive special attention, including Monte Carlo simulation and a full analysis of option sensitivities.

Although an important measure of risk, VaR has limitations as a result of its use of historical data, assumed distribution, holding periods and frequency of calculation. Furthermore, the use of confidence intervals does not convey any information about potential loss when the confidence level is exceeded. The Group recognises these limitations and supplements its use with a variety of other techniques, including sensitivity analysis, interest rate gaps by time period and daily open foreign exchange and equity positions. In particular, the sensitivity of the Group’s available for sale (“AFS”) securities portfolio to a one basis point shift in credit spreads is actively monitored and the AFS securities portfolio is subject to additional nominal limits. The size of the Group’s AFS portfolio and the net unrealised gains/losses are set out in note 32.

Stress-testing and scenario analysis are employed on an ongoing basis to gauge the Group’s vulnerability to loss under stressful market conditions. For example, for interest rate risk portfolios, principal components analysis (“PCA”) is used to analyse interest rate term structure factor sensitivity measures i.e. it identifies the three most predictive elements driving interest rate changes, namely parallel shift, twist and bow. For foreign exchange and equity portfolios, historical simulation techniques are used to determine potential worst case outcomes.

Risk management and mitigation

In managing and overseeing market risk, the Group makes a distinction between its trading and non-trading activities. All trading positions arise in a dealing room environment, are subject to the rigour of the Group’s market risk management framework and are overseen by the Market Risk Committee, irrespective of accounting or regulatory treatment.

All other positions, most of which are structural in nature, are considered ‘non-trading’ and are subject to a governance framework that is overseen by the Group ALCo e.g. the risk management of non-interest bearing current account balances.

Market risk management in the Group is actively administered on the basis of clearly delegated authorities that reflect the appropriate segregation of duty, fit for purpose trading environments with enabling technology and competent personnel with relevant skill and experience. It should be noted that credit risk issues inherent in the market risk portfolios are subject to the credit risk framework that was described in the previous section. A comprehensive suite of policies and standards clarifies roles and responsibilities, and provides for effective risk assessment measurement, monitoring and review of trading positions.

Market risk management aligns with trading business strategy through the articulation of an annual risk strategy and appetite statement. This process yields a suite of market risk limits that considers both the risk (e.g.VaR) and financial (e.g. Embedded Value and Stop Loss) impacts of treasury activities.

Risk management - 4. Individual risk types

4.3 Market risk (continued)

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

Market Risk Profile

The following tables show the consolidated market risk profile of AIB Group at the end of 2010 and 2009, measured in terms of valuation risk (“VaR”) for each standard risk type. For interest rate risk positions, the table also differentiates between those positions that are accounted for on a mark to market (“MTM”) basis and those that are not. For internal reporting, the Group employs a 99% confidence interval and a 1-month holding period, though the figures have also been scaled to a 1-day holding period for reference purposes. The trading book exposures in Global Treasury are included in the MTM portfolio column and the banking book exposures in Global Treasury are included in the ‘Other portfolio’ column. The equivalent profile for Allied Irish Banks, p.l.c. is presented in note 73.

The following table illustrates the VaR figures for interest rate risk for the years ended 31 December 2010 and 2009.

	VaR (MTM portfolio)		VaR (Other portfolios)		Total VaR
	2010	2009	2010	2009	2010	2009
	€ m	€ m	€ m	€ m	€ m	€ m
Interest rate risk
1 month holding period:
Average	10.5	14.8	35.9	58.3	29.7	57.5
High	16.6	22.7	56.1	80.1	53.0	82.7
Low	3.9	10.5	21.9	45.1	19.7	41.4
31 December	9.0	11.1	32.1	48.8	25.3	45.5

1 day holding period:
Average	2.4	3.2	8.0	12.4	6.6	12.3
High	3.7	4.8	12.6	17.1	11.8	17.6
Low	0.9	2.2	4.9	9.6	4.4	8.8
31 December	2.0	2.4	7.2	10.4	5.7	9.7

The key movements in the Group’s VaR profile during 2010 relate to Global Treasury’s portfolio of interest rate risk positions. There was a further gradual reduction in the Interest Rate (“IR”) VaR component during the year to well below 2009 levels.

4.3 Market risk (continued)

The decrease in the overall IR VaR figure was influenced by a reduction in the riskiness of underlying exposures as existing positions moved closer to final maturity. In addition, a number of strategic asset positions, that had performed very strongly as market interest rates fell during 2008/2009, were crystallised resulting in lower risk levels being run.

The following table sets out the VaR for equity and foreign exchange rate risk for the years ended 31 December 2010 and 2009.

	Equity risk		Foreign exchange rate risk-trading
	VaR (MTM portfolio)		VaR (MTM portfolio)
	2010	2009	2010	2009
	€ m	€ m	€ m	€ m
1 month holding period:
Average	4.2	6.1	1.8	1.8
High	8.3	15.1	4.6	2.4
Low	2.4	2.6	0.5	1.0
31 December	5.9	8.5	1.6	1.9

1 day holding period:
Average	0.9	1.3	0.4	0.4
High	1.9	3.2	1.0	0.5
Low	0.5	0.6	0.1	0.2
31 December	1.3	1.8	0.4	0.4

There was very little change in Global Treasury’s foreign exchangeVaR, with a yearly average of € 1.8 million recorded in both periods (2010 and 2009). Equity VaR was modestly lower on average (€ 4.2 million in 2010 against € 6.1 million in 2009) as the 2010 figures exclude the contribution of Goodbody Stockbrokers following its disposal. Within Global Treasury equity risk was marginally higher driven by modest re-engagement as the global equity markets rebounded in the latter half of the year. In both cases, overall levels of exposure were maintained at low levels.

Risk management - 4. Individual risk types

4.4 Non-trading interest rate risk*

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

Risk identification and assessment

Banking book interest rate risk is calculated in each business unit on the basis of establishing the repricing behaviour of each asset, liability and off-balance sheet product. For some products the actual interest repricing characteristics differ from the contractual repricing arrangements. In these cases, the repricing maturity is determined by the market interest rates that most closely fit the behaviour of the product interest rate. For non-interest bearing current accounts, the repricing maturity is determined by the stability of the portfolio. The assumptions behind these repricing maturities and the stability levels of portfolios are reviewed annually by the relevant divisional asset and liability committees. The risks from these exposures are managed through a series of VaR, basis point sensitivity and earnings at risk measures. The following table shows the sensitivity of the Group’s banking book to a hypothetical immediate and sustained 100 basis point (“bp”) movement in interest rates on 1 January 2011 and 2010 and its impact on net interest income over a twelve month period.

Sensitivity of projected net interest income to interest rate movements:

	2010	2009
As at 31 December	€ m	€ m
+ 100 basis point parallel move in all interest rates	(87)	19
- 100 basis point parallel move in all interest rates	92	(12)

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

4.5 Structural foreign exchange risk*

Structural foreign exchange rate risk arises from the Group’s non-trading net asset position in foreign currencies. This arises almost entirely from the Group’s net investments in its sterling, US dollar and Polish zloty-based subsidiaries and associates.

Risk identification and assessment

The Group prepares its consolidated statement of financial position in euro. Accordingly, the consolidated statement of financial position is affected by movements in the exchange rates between these currencies and the euro. Due to the Group’s diversified international operations, the currency profile of its capital may not necessarily match that of its assets and risk-weighted assets. These positions are not actively hedged, although some mitigation of euro/sterling and euro/zloty positions arises from the Group’s capital structure. In relation to the sale agreement for BZWBK, a forward exchange contract was put in place contingent on completion of the transaction.

At 31 December 2010 and 2009, the Group’s structural foreign exchange position against the euro was as follows:

	2010	2009
	€ m	€ m
US dollar	217	1,464
Sterling	768	2,108
Polish zloty	1,324	1,131
Other	—	52

	2,309	4,755

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

4.6 Operational risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. It includes legal risk, but excludes strategic, business and reputational risk. In essence, operational risk is a broad canvas of individual risk types which include information technology and business continuity risk, internal and external fraud risk and fiduciary and legal risk.

Risk identification and assessment

Risk and Control Self-Assessment (‘self-assessment’) is a core process in the identification and assessment of operational risk across the enterprise. The process serves to ensure that key operational risks are proactively identified, evaluated, monitored and reported, and that appropriate action is taken. Self-assessment of risks is completed at business unit level and these are incorporated into the Operational Risk Self Assessment Risk template (“SART”) for the business unit. SARTs are regularly reviewed and updated by business unit management. A matrix is in place to enable the scaling of risks and plans must be developed to introduce mitigants for more significant risks. Assurance processes are in place at divisional level where divisional Operational Risk Teams undertake reviews to ensure the completeness and robustness of each business unit's self-assessment, and that appropriate attention is given to more significant risks.

Risk management and mitigation

Each business area is primarily responsible for managing its own operational risks. An overarching Group Operational Risk Management (“ORM”) policy is in place, designed to establish an effective and consistent approach to operational risk management across the enterprise. The Group ORM policy is also supported by a range of specific policies addressing issues such as information security and business continuity management.

*	Forms an integral part of the audited financial statements.

Risk management - 4. Individual risk types

4.6 Operational risk (continued)

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

The Group requires all business areas to undertake risk assessments and establish appropriate internal controls in order to make sure that all components, taken together, deliver the control objectives of key risk management processes. In addition, an insurance programme is in place, including a self insured retention, to cover a number of risk events which would fall under the operational risk umbrella. These include financial lines policies (comprehensive crime/computer crime; professional indemnity/civil liability; employment practices liability; Directors and officers liability) and a suite of general insurance policies to cover such things as property and business interruption, terrorism, combined liability and personal accident.

Risk monitoring and reporting

The primary objective of the operational risk management reporting and control process within the Group is to provide timely, pertinent operational risk information to the appropriate management level so as to enable appropriate corrective action to be taken and to resolve material incidents which have already occurred. A secondary objective is to provide a trend analysis on operational risk and incident data for the Group. The reporting of operational incidents and trend data at Group ORMCo supports these two objectives. In addition, the Board, Group Audit Committee and the GEC receive summary information on significant operational incidents on a regular basis.

Business units are required to review and update their assessment of their operational risks on a regular basis. Specialist operational risk management teams at a Divisional level undertake review and challenge assessments of the business unit risk assessments. In addition, quality assurance teams which are independent of the business undertake reviews of the operational controls in the retail branch networks (as part of a combined regulatory/compliance/operational risk programme).

4.7 Regulatory compliance risk

Regulatory compliance risk is defined as the risk of regulatory sanctions, material financial loss or loss to reputation which the Group may suffer as a result of failure to comply with all applicable laws, regulations, rules, standards and codes of conduct applicable to its activities.

Regulatory Compliance is an enterprise-wide function which operates independently of the business. The function is responsible for identifying compliance obligations arising from ‘conduct of business’ (customer-facing) regulations in each of the Group’s operating markets. There are Regulatory Compliance teams in each division that work closely with management in assessing compliance risks and provide advice and guidance on addressing these risks. Risk-based monitoring of compliance by the business with regulatory obligations is undertaken. The Regulatory Compliance function also promotes the embedding of an ethical framework within AIB’s businesses to ensure that the Group operates with honesty, fairness and integrity. A code of Business Ethics is in place for all staff alongside a Leadership Code for more senior staff. These are supported by a suite of policies. New Board driven codes are being put in place to enhance and build on the existing codes.

Risk identification and assessment

The Regulatory Compliance function is specifically responsible for independently identifying and assessing current and forward looking ‘conduct of business’ compliance obligations, including anti-money laundering and regulation on privacy and data protection. The identification, interpretation and communication roles relating to other legal and regulatory obligations have been assigned to functions with specialist knowledge in those areas. For example, employment law is assigned to Human Resources, taxation law to Group Taxation and prudential regulation to the Finance and Risk functions.

Regulatory Compliance undertakes a periodic detailed assessment of the key ‘conduct of business’ compliance risks and associated mitigants at divisional and enterprise level. Divisional risks are discussed and agreed at divisional management boards. These are collated and processed by Regulatory Compliance into an overall enterprise-wide review of compliance risks. This is reviewed at the GEC and ultimately the Group Audit Committee. The Regulatory Compliance function supports and validates this approach by operating a risk framework model that is used in collaboration with business units to identify, assess and manage key compliance risks at business unit level. These risks are incorporated into the SARTs for the relevant business unit.

4.7 Regulatory compliance risk (continued)

Risk management and mitigation

The Board, operating through the Audit Committee, has approved the Group’s compliance policy and the mandate for the Regulatory Compliance function. The Audit Committee reviews the Group’s key compliance risks on a regular basis to assess the extent to which they are being managed effectively.

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

Risk monitoring and reporting

Regulatory Compliance undertakes risk-based monitoring of compliance with relevant policies, procedures and regulatory obligations. Monitoring can be undertaken by either dedicated compliance monitoring teams or quality assurance teams in retail divisions (covering both operational risk and regulatory compliance) at the direction of the compliance function, or in the case of the Capital Markets division by the business unit compliance officers.

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

Regulatory Compliance report to the Executive Risk Committee, divisional boards and independently to the Board of Directors (through the Audit Committee) on the effectiveness of the processes established to ensure compliance with laws and regulations within scope.

4.8 Pension risk

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

David Hodgkinson* - Executive Chairman (Executive Director) and Nomination & Corporate Governance Committee Chairman

Mr Hodgkinson was Group Chief Operating Officer for HSBC Holdings plc from May 2006 until his retirement from the company in December 2008. During his career with HSBC, he held a number of senior management positions in the Middle and Far East, and Europe, including as Managing Director of The Saudi British Bank, and CEO of HSBC Bank Middle East. Mr Hodgkinson, who joined HSBC in 1969, has also served as Chairman of HSBC Bank Middle East Limited, HSBC Bank A S Turkey, Arabian Gulf Investments (Far East) Limited and HSBC Global Resourcing (UK) Ltd. He was a Director of HSBC Bank Egypt SAE, The Saudi British Bank, Bank of Bermuda Limited, HSBC Trinkaus Burkhardt and British Arab Commercial Bank.

Mr Hodgkinson joined the Board as Executive Chairman on 27 October 2010. He has been Chairman of the Nomination and Corporate Governance Committee and a member of the Remuneration Committee since January 2011. (Age 60)

Declan Collier BA Mod (Econ), MSc (Econ) - Non-Executive Director

Mr Collier is Chief Executive of the Dublin Airport Authority (“DAA”) and is a member of both the European and World boards of Airports Council International, the representative association of airports internationally. He is a Director of Dublin Airport Authority p.l.c., and is Chairman of Aer Rianta International cpt and of DAA Finance p.l.c. Prior to joining the DAA he held a number of senior management positions with the global energy company, Exxonmobil. Mr Collier joined the Board in January 2009 as a nominee of the Minister for Finance under the CIFS Scheme. He has been a member of the Remuneration Committee since April 2009 and of the Audit Committee since October 2010. (Age 55)

Stephen Kingon CBE, BA, DBA, FCA, FIBC, CMC - Non-Executive Director and Audit Committee Chairman

Mr Kingon is Chairman of the Northern Ireland Centre for Competitiveness, Invest Northern Ireland and Balcas Limited and is also a member of the Economic Advisory Group. He is a Director of AIB Group (UK) p.l.c., Anderson Spratt (Holdings) Limited, The Baird Group Limited, Mivan Limited, Mivan (UK) Limited, Opera Northern Limited and S.O.S. Bus Limited. He has held the following positions and offices in the recent past: Co-Chair of the North/South Roundtable Group; Managing Partner of PricewaterhouseCoopers in Northern Ireland; member of the BT Ireland Advisory Board; President of the Northern Ireland Chamber of Commerce and Industry; Chairman of Business in the Community in Northern Ireland, the Ulster Society of Chartered Accountants, and the Institute of Management Consultants in Northern Ireland; and Joint Secretary for the Institute of Chartered Accountants in Ireland. Mr Kingon joined the Board in 2007 and has been a member of the Audit Committee and of the Corporate Social Responsibility Committee since that time. He became Chairman of the Audit Committee in May 2009 and joined the Board Risk Committee in November 2010. (Age 63)

Anne Maher FIIPM, BCL - Non-Executive Director

Ms Maher is a Member of the Supervisory Board of Bank Zachodni WBK S.A. (she will step down from that position at the BZWBK AGM on 20 April 2011) and a Non-Executive Director of Irish Airlines Pensions Limited, Retirement Planning Council of Ireland, Allied Irish Banks Pensions Limited and AIB DC Pensions (Ireland) Limited. She is Chairman of the Medical Professional Competence Steering Committee, Governor of Pensions Policy Institute (UK) and is a member of Chartered Accountants Regulatory Board and of FTSE Policy Group (UK). Former positions and offices she has held include Chief Executive of The Pensions Board, Chairman of the Irish Association of Pension Funds and member of the Committee for European Insurance and Occupational Pensions Supervisors, member of the Professional Oversight Board (UK), the Actuarial Stakeholder Interests Working Group (UK) and Board member of the Irish Accounting and Auditing Supervisory Authority. Ms Maher joined the Board in 2007. She has been a member of the Audit Committee since May 2007, and of the Nomination & Corporate Governance Committee since February 2010 and of the Remuneration Committee since January 2011. (Age 65)

Jim O’Hara - Non-Executive Director

Mr O’Hara is a former Vice President of Intel Corporation and General Manager of Intel Ireland, where he was responsible for Intel’s technology and manufacturing group in Ireland. He is a board member of Enterprise Ireland, the Association for European Nanoelectronic Activities (AENEAS), which represents the European electronics industry, and of Business in the Community Ireland. He is a past President of the American Chamber of Commerce in Ireland. Mr O’Hara joined the Board in October 2010 and has been a member of the Audit Committee and of the Remuneration Committee since January 2011. (Age 59)

Governance & oversight - 1. The Board & Group Executive Committee

David Pritchard BSc (Eng) - Chairman, AIB Group (UK) p.l.c., Senior Independent Non-Executive Director and Remuneration Committee Chairman

Mr Pritchard is a former Group Treasurer, Executive Director, and Non-Executive Deputy Chairman of Lloyds TSB Group p.l.c. and spent two years as a secondee at the Financial Services Authority while employed at Lloyds TSB. He is a former Managing Director of Citicorp Investment Bank, London, and a former General Manager of Royal Bank of Canada Group. He is Non-Executive Chairman of Songbird Estates p.l.c., Non-Executive Director of Euromoney Institutional Investor PLC, The Motability Tenth Anniversary Trust, and a former Non-Executive Director of LCH Clearnet Group. Mr Pritchard joined the Board in 2007 and was appointed Deputy Chairman for the period May to December 2009. He has been a member of the Nomination & Corporate Governance Committee since April 2009 and of the Board Risk Committee since November 2010. In January 2011 he was appointed Chairman of the Remuneration Committee, of which he has been a member since February 2010. (Age 66)

Dr Michael Somers B Comm, M.Econ.Sc Ph.D - Non-Executive Director, Deputy Chairman and Board Risk Committee Chairman

Dr Somers is former Chief Executive of the National Treasury Management Agency. He is a Non-Executive Director of Willis Group Holdings plc, Hewlett-Packard International Bank plc, Fexco Holdings Limited, the Institute of Directors, the European Investment Bank, St. Vincent’s Healthcare Group Ltd, and President of the Ireland Chapter of the Ireland-US Council. He has previously held the posts of Secretary, National Debt Management, in the Department of Finance, and Secretary, Department of Defence. He is a former Chairman of the Audit Committee of the European Investment Bank and former Member of the EC Monetary Committee. Dr Somers was Chairman of the group that drafted the National Development Plan 1989-1993 and of the European Community group that established the European Bank for Reconstruction and Development (EBRD). He was formally a member of the Council of the Dublin Chamber of Commerce. He joined the Board in January 2010 as a nominee of the Minister for Finance under the Government’s National Pensions Reserve Fund Act 2000 (as amended) and has been Chairman of the Board Risk Committee since November 2010. (Age 68)

Dick Spring BA, BL - Non-Executive Director

Mr Spring is a former Tanaiste (Deputy Prime Minister) of the Republic of Ireland, Minister for Foreign Affairs and leader of the Labour Party. He is a Non-Executive Director of Fexco Holdings Ltd., Repak Ltd, The Realta Global Aids Foundation Ltd and Diversification Strategy Fund p.l.c. He is Chairman of International Development Ireland Ltd., Altobridge Ltd. and Alder Capital Ltd. Mr Spring joined the Board in January 2009 as a nominee of the Minister for Finance under the CIFS Scheme. He has been a member of the Nomination & Corporate Governance Committee since April 2009 and of the Board Risk Committee since November 2010. (Age 60)

Catherine Woods BA Mod (Econ) - Non-Executive Director

Ms Woods is a Non-Executive Director of An Post and of AIB Mortgage Bank. She is also the Finance Expert on the adjudication panel established by the Government to oversee the rollout of the National Broadband scheme. She is a former Vice President and Head of the European Banks Equity Research Team, JP Morgan, where her mandates included the recapitalisation of Lloyds’ of London and the re-privatisation of Scandinavian banks. Ms Woods is a former member of the Electronic Communications Appeals Panel. She joined the Board in October 2010 and has been a member of the Audit Committee and of the Board Risk Committee since January 2011. (Age 48)

*	Executive Directors

Board Committees

Information concerning membership of the Board’s Audit, Risk, Corporate Social Responsibility, Nomination & Corporate Governance, and Remuneration Committees is given in the Corporate Governance statement on pages 125 to 137.

Executive Officers (in addition to Executive Directors above)

Bernard Byrne FCA - Group Chief Financial Officer

Mr. Byrne joined AIB in May 2010 as Group Chief Financial Officer and member of the Group Executive Committee. He began his career as a Chartered Accountant with PricewaterhouseCoopers (PwC) in 1988 and joined ESB International as Commercial Director in 1994. In 1998 he took up the post of Finance Director with IWP International Plc before moving to ESB in 2004 where he held the post of Group Finance and Commercial Director until he left to take up his current role. (Age 42)

John Conway FIB, FCIPD, MBA, B Comm - Head of Group Human Resources

Mr. Conway was appointed to his current role, and to the Group Executive Committee, in February 2010. He is a career banker having joined AIB in retail banking in 1973. He has held several positions in front line and functional areas across the Group, including management roles in Global Treasury Operations, International Banking, Information Technology, Marketing and Corporate Banking. Mr. Conway was appointed Head of Human Resources, AIB Capital Markets in 1998. (Age 55)

Robbie Henneberry FIB, B Comm - Managing Director, AIB Bank ROI

Mr. Henneberry was appointed Managing Director, AIB Bank ROI in May 2009 and has been a member of the Group Executive Committee since August 2005, formerly as Managing Director AIB Group (UK) p.l.c. He joined AIB in 1980 and has worked in a variety of management roles in both Ireland and the U.K. Following a period as Regional Director in Dublin, he was appointed General Manager, Branches in AIB Great Britain in January 2004. (Age 47)

Marcel McCann MSc (Mgt) - Head of Operations and Technology

Mr. McCann was appointed to his current role, and to the Group Executive Committee, in February 2010. He joined AIB in retail banking in 1978 and moved to the Information Technology (“IT”) area in 1980 where he held roles in Systems Development and International Division. He was appointed Chief Information Officer, AIB Capital Markets in 2000 and General Manager, Group Business Architecture in 2004. (Age 50)

Jerry McCrohan FIB, FCIS, MSc (Mgt) - Managing Director, AIB Capital Markets

Mr. McCrohan was appointed to his current role in February 2010 and to the Group Executive Committee at that time. He has worked for AIB for over 40 years and his career has spanned a number of senior positions in both retail banking and Capital Markets including Regional Director Midlands and North West in Retail Bank, one of the founding directors of Ark Life Assurance Company, Head of International Corporate Banking, Head of AIB Corporate Banking Ireland and Head of Global Corporate Banking. (Age 61)

Joe O’Connor FIB, B Comm, FCA - Group Chief Credit Officer

Mr. O’Connor was appointed to his current role, and to the Group Executive Committee, in February 2010. He joined AIB in 1973 and his career includes roles as Corporate Finance Executive and, at various times, Head of Banking, Risk, Finance and Human Resources of AIB Capital Markets. He was appointed Chief Credit Officer, Capital Markets in 1998. (Age 62)

Mary Phibbs BSc (Hons), FCA - Interim Group Chief Risk Officer

Ms Phibbs was appointed Interim Group Chief Risk Officer, and a member of the Group Executive Committee, on a six-month consultancy assignment with effect from 26 October 2010. She is an Associate of global professional services firm Alvarez & Marsal who specialise in the financial industry and in senior level interim management, and were retained by AIB to fill this role. Ms Phibbs has worked in a number of financial institutions in Australia and the UK and has more than 30 years of banking experience. She has held a number of senior risk management positions in National Australia Bank, ANZ Bank, and more recently, in Standard Chartered Bank. (Age 53)

Nick Treble MBA - Managing Director, AIB Group (UK) p.l.c.

Mr. Treble was appointed to his current role in June 2009 and has been a member of the Group Executive Committee since 2008, formerly as Group Chief Risk Officer. He joined AIB in 1982 and has held a variety of senior management positions with the Group including Group Treasurer, General Manager, AIB Capital Markets Britain and Head of Treasury (Britain). (Age 51)

Governance & oversight - 2. Report of the Directors for the year ended 31 December 2010

The Directors of Allied Irish Banks, p.l.c. (‘the Company’) present their report and the audited financial statements for the year ended 31 December 2010. A Statement of the Directors’ responsibilities in relation to the Accounts appears on page 354.

Results

The Group loss attributable to the ordinary shareholders of the Company amounted to € 10,232 million and was arrived at as shown in the consolidated income statement on page 172.

Dividend

There was no dividend paid in 2010.

Going Concern

The financial statements have been prepared on a going concern basis. In making its assessment of the Group’s ability to continue as a going concern, the Board of Directors has taken into consideration the significant economic, political and market risks and uncertainties that currently impact Irish financial institutions and the Group. These include the continuing ability to access Eurosystem funding and Central Bank of Ireland liquidity facilities to meet liquidity requirements and the commitment of the Government to provide the Group’s required capital.

Credit Institution (Stabilisation) Act 2010

The Directors have a duty to have regard to the matters set out in the Credit Institution (Stabilisation) Act 2010 (“the Act”). This duty is owed by the Directors to the Minister for Finance (“the Minister”) on behalf of the State and, to the extent of any inconsistency, takes priority over any other duties of the Directors. Under the terms of the Act the Minister may, in certain circumstances, direct the Company to undertake actions which may impact on the pre-existing legal and contractual rights of shareholders. Such directions may include the dis-application of shareholder pre-emption rights, an increase in the Company’s authorised share capital, the issue of shares to the Minister or to another person nominated by the Minister, or amendments to the Company’s Memorandum and Articles of Association.

Capital

Information on the structure of the Company’s share capital, including the rights and obligations attaching to each class of shares, is set out in note 48 and in the Schedule on page 358.

The following capital actions were completed during 2010 and to date in 2011:

•

On 13 May 2010, the Company issued 198,089,847 new ordinary shares, by way of a bonus issue, to the National Pensions Reserve Fund Commission (“NPRFC”), as agent of the Irish Government, in lieu of a dividend which was payable on the 2009 Non Cumulative Preference Shares issued to the Irish Government in May 2009 (note 48 on page 265);

•

On 23 December 2010, consequent upon a Direction Order under the Credit Institutions (Stabilisation) Act 2010 (“the Direction Order”), the Company increased its authorised share capital from € 884,200,000, US$ 500,000,000, Stg £ 200,000,000 and Yen 35,000,000,000 to € 4,457,002,371, US$ 500,000,000, Stg £ 200,000,000 and Yen 35,000,000,000, by the creation of 675,107,845 ordinary shares of € 0.32 each, such shares forming one class with the existing ordinary shares, and 10,489,899,564 convertible non-voting shares of € 0.32 each (“CNV shares”), which ranked pari passu with the ordinary shares other than in respect of voting, and are convertible into ordinary shares on a one for one basis following completion of the disposal of the Company’s 70.36% stake in Bank Zachodni WBK S.A. to Banco Santander (“the BZWBK disposal”);

•	On 23 December 2010, consequent upon the Direction Order, the Company issued 675,107,845 new ordinary shares and 10,489,899,564 CNV shares to the NPFRC;

•

On 23 December 2010, with the agreement of the Minister and the NPFRC, the 294,251,819 warrants to subscribe for ordinary shares in AIB, which had been granted to the NPRFC under the 2009 Preference Share Subscription Agreement, were cancelled for a total consideration of € 52.5 million. See note 48 on page 265;

•

On 31 March 2011, following completion of the Central Bank of Ireland’s Prudential Capital Assessment Review (“PCAR”) and the Prudential Liquidity Assessment Review (“PLAR”), the Central Bank of Ireland announced the requirement for the Company to raise equity capital of € 9.1 billion in addition to the requirement of c. € 4.2 billion deferred from February 2011, bringing the total capital which AIB would be required to raise to € 13.3 billion. The Board of Directors acknowledges and appreciates the continued strong support of the Government and it’s commitment to ensure that all capital required by the Company will be raised. The Company will continue to work with the State to determine the optimum manner of raising the required capital to meet the Central Bank of Ireland requirements, and in accordance with the Minister’s subsequent announcement on the same day; and

•

On 1 April 2011, the Company completed the sale of its stake in Bank Zachodni WBK S.A. and, accordingly, on 7 April 2011, the NPRFC issued a Conversion Notice for the conversion of all of its CNV Shares into Ordinary Shares. The conversion was completed on 8 April 2011 bringing the NPRFC total holding of the Company’s Ordinary Shares to 11,366,120,185 shares, which constitutes 92.8% of the issued ordinary share capital.

As at 31 December 2010, some 35.7 million shares, purchased in previous years were held as Treasury Shares (note 50).

Accounting policies

The principal accounting policies, together with the basis of preparation of the accounts, are set out on pages 146 to 171.

Review of activities

The statement by the Executive Chairman on pages 4 - 7 and the Management report on pages 24 to 57 contain a review of the development of the business of the Group during the year, of recent events, and of likely future developments.

Directors

The following Board changes occurred with effect from the dates shown:

•	Dr. Michael Somers was appointed a Non-Executive Director on 14 January 2010;

•	Mr. Sean O’Driscoll resigned as Non-Executive Director on 28 April 2010;

•	Ms. Jennifer Winter resigned as Non-Executive Director on 28 April 2010;

•	Mr. Robert G. Wilmers resigned as Non-Executive Director on 5 October 2010;

•	Mr. Kieran Crowley resigned as Non-Executive Director on 13 October 2010;

•	Mr. Dan O’Connor resigned as Executive Chairman and Executive Director on 13 October 2010;

•	Mr. Jim O’Hara was appointed a Non-Executive Director on 13 October 2010;

•	Ms. Catherine Woods was appointed a Non-Executive Director on 13 October 2010;

•	Mr. David Hodgkinson was appointed Executive Chairman on 27 October 2010; and

•	Mr. Colm Doherty resigned as Executive Director on 1 November 2010 and retired from AIB on 10 November 2010.

The names of the Directors appear on pages 119 and 120 together with a short biographical note on each Director. The appointment and replacement of Directors, and their powers, are governed by law and the Articles of Association, and information on these is set out on pages 361 to 367.

Directors’ and Secretary’s interests in the share capital

The interests of the Directors and the Secretary in the share capital of the Company are shown in note 62 to the financial statements.

Director’s remuneration

The Company’s policy with respect to directors’ remuneration is included in the Corporate Governance Statement on pages 125 to 137. Details of the total remuneration of the Directors in office during 2010 and 2009 are shown in note 62 to the financial statements.

Substantial interests in the share capital

The following substantial interests in the Share Capital (excluding shares held as Treasury Shares) had been notified to the Company at 11 April 2011:

National Pensions Reserve Fund Commission 92.8%

An analysis of shareholdings is shown on page 378.

Governance & oversight - 2. Report of the Directors for the year ended 31 December 2010

Corporate Governance

The Directors’ Corporate Governance statement appears on pages 125 to 137 and forms part of this Report. Additional information is included in the Schedule to the Report of the Directors on pages 358 to 360.

Political Donations

The Directors have satisfied themselves that there were no political contributions during the year, which require disclosure under the Electoral Act, 1997.

Books of Account

The measures taken by the Directors to secure compliance with the Company’s obligation to keep proper books of account are the use of appropriate systems and procedures, including those set out in the Internal Control section of the Corporate Governance statement on pages 125 and 137, and the employment of competent persons. The books of account are kept at the Company’s Registered Office, Bankcentre, Ballsbridge, Dublin 4, Ireland; at the principal offices of the Company’s main subsidiary companies, as shown on pages 383 and 384; and at the Company’s other principal offices, as shown on those pages.

Principal Risks and Uncertainties

Information concerning the principal risks and uncertainties facing the Company and the Group, as required under the terms of the European Accounts Modernisation Directive (2003/51/EEC) (implemented in Ireland by the European Communities (International Financial Reporting Standards and Miscellaneous Amendments) Regulations 2005), is set out in the Risk Management section on pages 73 to 117.

Branches outside the State

The Company has established branches, within the meaning of EU Council Directive 89/666/EEC (implemented in Ireland by the European Communities (Branch Disclosures) Regulations 1993), in Canada, Estonia, France, Germany, Latvia, Lithuania, the United Kingdom and the United States of America.

Auditor

The Auditor, KPMG, has signified willingness to continue in office in accordance with Section 160(2) of the Companies Act, 1963.

David Hodgkinson

Executive Chairman

Stephen Kingon

Director

11 April 2011

Governance & oversight - 3. Corporate Governance statement

Stock Exchange Listings

During 2010, AIB was listed on the Irish and London Stock Exchanges and had an American Depositary Receipt (“ADR”) listing on the New York Stock Exchange. On 23 December 2010, AIB announced that, in response to a Direction Order issued by the High Court under the Credit Institutions (Stabilisation) Act 2010, directing AIB to issue new equity capital to the National Pensions Reserve Fund Commission as the agent of the Irish Minister for Finance, AIB would be (1) cancelling its listing of ordinary shares on the Main Securities Market of the Irish Stock Exchange (“ISE”) and applying for admission to trading on the Enterprise Securities Market (“ESM”) of the ISE, and (2) cancelling the admission of its ordinary shares to the Official List maintained by the UK Financial Services Authority and cancelling trading on the main market of the London Stock Exchange (“LSE”). AIB’s shares continued to trade on the ISE and LSE up to and including 25 January 2011, and have traded on the ESM since 26 January 2011.

Corporate Governance Practices

AIB’s corporate governance practices reflect Irish company law, the Listing Rules of the Irish Stock Exchange and the UK Listing Authority to 25 January 2011, the Listing Rules of the ESM of the ISE with effect from 26 January 2011, the principles and provisions of the Combined Code on Corporate Governance (‘the Combined Code’) to 31 December 2010, and the UK Corporate Governance Code (‘the UK Code’) (introduced in June 2010 to apply to accounting periods beginning on or after 29 June 2010) with effect from 1 January 2010, and certain provisions of the US Sarbanes Oxley Act of 2002 (‘the Sarbanes Oxley Act’).

In November 2010, the Central Bank of Ireland issued its Corporate Governance Code for Credit Institutions and Insurance Undertakings (‘the Central Bank Code’), which came into effect from 1 January 2011 and imposes minimum core standards upon all credit institutions and insurance undertakings licensed or authorised by the Central Bank of Ireland. In December 2010, the Irish Stock Exchange published new Listing Rules (‘the Rules’) which require Irish listed companies to comply or explain non-compliance with additional corporate governance provisions, contained in a new Irish Corporate Governance Annex (‘the ISE Corporate Governance Annex’), which supplement existing provisions requiring Irish listed companies to comply or explain non-compliance with the requirements of the UK Code. AIB’s corporate governance practices will henceforth also reflect the provisions of the Central Bank Code, including compliance with requirements which specifically relate to ‘major institution’, and the ISE Corporate Governance Annex.

Compliance with the principles and provisions of the UK Code (during 2010)

During 2010, the membership of the Board of Directors was subject to significant change, including a change of Chairman, the resignation of the Group Managing Director, the resignation of four Non-Executive Directors, including three independent Non-Executive Directors, and the appointment of three new Non-Executive Directors, two of whom are deemed by the Board to be independent. The timing of these changes during the year impacted AIB’s compliance with certain principles and provisions of the Combined Code, as follows:

(1)	the position of Chairman was vacant between 13 October 2010 and 27 October 2010; Mr. Dan O’Connor resigned as Executive Chairman on 13 October 2010 and Mr. David Hodgkinson was appointed Executive Chairman on 27 October 2010; during this period, Dr. Michael Somers, Deputy Chairman, chaired Board meetings and updates;

(2)	the role of Chairman was performed on an Executive basis, (i) up to 13 October 2010 by Mr. Dan O’Connor whose executive responsibilities related to overseeing the Group’s work on the key tasks of capital raising, the implementation of NAMA and the EU restructuring plan, and (ii) from 27 October 2010 by Mr. David Hodgkinson who, on appointment, assumed full executive responsibilities for the running of the Company;

(3)	the number of Directors in office during the year averaged 10 while the number in office at year-end was 9; the Board deems the appropriate number of Directors to meet the requirements of the business to be between 10 and 14; efforts to recruit additional Directors are currently underway;

(4)	there has been one executive Director in office since 1 November 2010;

(5)	during the period from 28 April 2010 to 5 October 2010, less than half of the Directors, excluding the Executive Chairman, were determined by the Board to be independent; Mr. Robert G. Wilmers, who acted as designee of M&T Bank Corporation and, as such, was deemed not to be independent, resigned as a Non-Executive Director on 5 October 2010, which resulted in half of the Directors being determined by the Board to be independent at that time; Mr. Jim O’Hara and Ms. Catherine Woods were appointed as independent Non-Executive Directors on 13 October 2010 which increased the number, and proportion, of independent Non-Executive Directors on the Board;

(6)	from 28 April 2010, only one member of the Remuneration Committee was determined by the Board to be independent; during this period, remuneration related matters of a significant nature were considered by the Board as a whole; on 27 January 2011, the Board appointed three additional independent Non-Executive Directors to the Remuneration Committee, including one as independent Non-Executive Chairman;

Governance & oversight - 3. Corporate Governance statement

(7)	from 13 October 2010, only two members of the Audit Committee were determined by the Board to be independent; on 27 January 2011, the Board appointed two additional independent Non-Executive Directors to the Committee; and

(8)	evaluation of the performance of individual Directors was not conducted during 2010 due to the significant Board changes, particularly during the final quarter of the year. It is proposed that such an evaluation will be conducted during April and May 2011 by the Executive Chairman.

Due to restrictions arising from AIB’s commitments under the Government 2009 Preference Share Subscription Agreement, signed in May 2009, between AIB, the National Pensions Reserve Fund Commission (“NPRFC”) and the Minister for Finance (“the Subscription Agreement”)(1), the Board Remuneration Committee and the Board were constrained in setting remuneration for Executive and Non-Executive Directors.

During the course of 2010, the level of institutional shareholdings in AIB reduced significantly. Executive management continued to actively engage with shareholders and analysts throughout the year. Demand for meetings was lower than in previous years and institutions reduced their equity positions very significantly. The Chairman, Senior Independent Non-Executive Director and other Board members remained available to meet shareholders, and the Chairman had discussions with shareholders on request. A plan was agreed by the Group Managing Director and the Senior Independent Non-Executive Director for the latter to attend an industry conference during the year with executive management to actively seek shareholder views. Senior Management, having consulted with its corporate brokers, decided subsequently not to participate in this conference due to its proximity to a market sensitive impending announcement by the Central Bank of Ireland concerning the bank’s capital requirement.

As required by the Sarbanes Oxley Act, related certifications have been filed with the SEC.

Application of the Principles and Provisions of the UK Code (from 1 January 2011)

The following information explains how AIB applies the principles and provisions of the UK Code.

The Board of Directors

The Board is responsible for the leadership, direction and control of the Company and the Group and is accountable to shareholders for financial performance. There is a comprehensive range of matters specifically reserved for decision by the Board. At a high level this includes:

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

In September 2010, AIB retained Promontory Financial Group (UK) Ltd and Mazars LLP to jointly conduct a review of the effectiveness of the Board and of the Group’s Risk Framework over the period from January 2009 to September 2010, the scope of which had been agreed with the Central Bank of Ireland. The report of the review, which was conducted between late September 2010 and early January 2011, acknowledged changes made from late 2009 onwards to strengthen governance and control across the organisation, and made a number of recommendations to further strengthen these areas which were endorsed and adopted by the Board in February 2011 for implementation.

Chairman

The Chairman’s responsibilities include the leadership of the Board, ensuring its effectiveness, setting its agenda, ensuring that the Directors receive adequate, accurate and timely information, facilitating the effective contribution of the Non-Executive Directors, ensuring the proper induction of new Directors, and reviewing the performance of individual Directors. Mr. David Hodgkinson was appointed Executive Chairman on 27 October 2010 for a one-year term. In addition to the above responsibilities, Mr. Hodgkinson will, among other things, oversee the extensive work on development of an organisation strategy and restructuring plan, capital raising, and management of the process for the appointment of a full-time Group Chief Executive.

Following the appointment of a full-time Group Chief Executive, the role of Chairman will revert to non-executive status in line with recognised good corporate governance principles. The role of the Chairman is traditionally separate from the role of the Group Chief Executive, with clearly-defined responsibilities attaching to each; these are set out in writing and agreed by the Board.

(1)

The Subscription Agreement sets out the terms and conditions of the Irish Government’s subscription for the 2009 Preference Shares and Warrants and imposes certain conditions on the Group with respect to Senior Executives’ remuneration and Director’s fees. The Group complied fully with the conditions in 2010.

Mr. Hodgkinson’s predecessor as Chairman, Mr. Dan O’Connor was appointed Non-Executive Chairman on 1 July 2009. He was appointed Executive Chairman on a temporary basis, at the request of the Irish Government, in November 2009, in order to oversee the Group’s work on the key tasks of capital raising, the implementation of NAMA and the EU restructuring plan. Mr. O’Connor resigned as Executive Chairman and Director of AIB on 13 October 2010.

Group Chief Executive

The day-to-day management of the Group is currently delegated to the Executive Chairman and will revert to the Group Chief Executive following such an appointment. The Group Chief Executive is responsible for the day-to-day running of the Group, ensuring an effective organisation structure, the appointment, motivation and direction of senior executive management, and for the operational management of all the Group’s businesses.

Prior to Mr. Hodgkinson’s appointment as Executive Chairman, the management of the Group had been delegated to the Group Managing Director, Mr. Colm Doherty, who was appointed to the position on 18 November 2009. Mr. Doherty resigned from the Board on 1 November 2010 and from AIB on 10 November 2010.

Senior Independent Non-Executive Director

The Senior Independent Non-Executive Director is available to shareholders if they have concerns which contact through the normal channels of communication with the Chairman or Group Chief Executive/Group Managing Director have failed to resolve, or for which such contact is considered by the shareholder(s) concerned to be inappropriate. Mr. David Pritchard was appointed Senior Independent Non-Executive Director with effect from 13 May 2009.

Company Secretary

The Directors have access to the advice and services of the Company Secretary, Mr. David O’Callaghan, who is responsible for ensuring that Board procedures are followed and that applicable rules and regulations are complied with.

Meetings

The Chairman sets the agenda for each Board meeting. The Directors are provided with relevant papers in advance of the meetings to enable them to consider the agenda items, and are encouraged to participate fully in the Board’s deliberations. Executive management attend Board meetings and make regular presentations.

The Board held 11 scheduled meetings during 2010, and 35 additional out-of-course meetings or briefings. Attendance at Board meetings and meetings of Committees of the Board is reported on below. During a number of Board meetings, the Non-Executive Directors met in the absence of the Executive Directors, in accordance with good governance standards. In addition to their attendance at Board and Committee meetings, Non-Executive Directors attended Board meetings of overseas subsidiaries and held consultative meetings with the Chairman.

Membership

It is the policy of the Board that a majority of the Directors should be Non-Executive. At 31 December 2010, there were 8 Non-Executive Directors and 1 Executive Director. It is the Board’s intention to increase the number of Directors during 2011, including an increase in the number of Executive Directors. Non-Executive Directors are appointed so as to maintain an appropriate balance on the Board, and to ensure a sufficiently wide and relevant mix of backgrounds, skills and experience to provide strong and effective leadership and control of the Group. The recent review of the effectiveness of the Board, undertaken by Promontory Financial Group (UK) Ltd and Mazars LLP, highlighted the requirement to augment the retail banking experience among the Non-Executive Directors on the Board, and the selection criteria for new Non-Executive Directors have been amended accordingly. Efforts to recruit a number of additional independent Non-Executive Directors are currently underway.

The names of the Directors, with brief biographical notes, appear on pages 119 to 120. In the performance of their functions, the Directors have a duty to have regard to the matters mentioned in section 4 of the Credit Institutions (Stabilisation) Act 2010 (‘the Act’). The duty imposed by the Act is owed by the Directors to the Minister for Finance on behalf of the Irish State, and takes priority over any other duty of the Directors to the extent of any inconsistency. Thereafter, all Directors are required to act in the best interests of the Company, and to bring independent judgement to bear in discharging their duties as Directors.

Mr. Declan Collier and Mr. Dick Spring were appointed Non-Executive Directors on 22 January 2009 as nominees of the Minister for Finance under the Irish Government’s Credit Institutions (Financial Support) Scheme 2008 (S.I. No. 411 of 2008).

Dr. Michael Somers was appointed Non-Executive Director on 14 January 2010 as a nominee of the Minister for Finance under the Irish Government’s National Pensions Reserve Fund Act 2000 (as amended). Under the terms of the Government’s preference share

Governance & oversight - 3. Corporate Governance statement

investment, Messrs. Collier, Somers and Spring are not required to stand for election or regular re-election by shareholders and are not, therefore, considered independent for the purposes of the UK Code. (The Government’s preference shares give the Minister for Finance the right, while any such preference shares are outstanding, to appoint directly 25 per cent. of the Directors (including the three Directors appointed to date), and 25 per cent. of total ordinary voting rights in respect of change of control transactions over 50 per cent. and Board appointments.)

The Board has determined that all other Non-Executive Directors in office in December 2010, namely Mr. Stephen Kingon, Ms. Anne Maher, Mr. Jim O’Hara, Mr. David Pritchard, and Ms. Catherine Woods are independent in character and judgement and free from any business or other relationship with the Company or the Group that could affect their judgement.

There is a procedure in place to enable the Directors to take independent professional advice, at the Company’s expense.

The Company holds insurance cover to protect Directors and Officers against liability arising from legal actions brought against them in the course of their duties.

Performance Evaluation

Evaluations of the performances of the Board and Board Committees were conducted by Promontory Financial Group (UK) Ltd and Mazars LLP as part of their review of the effectiveness of the Board and of the Group’s Risk Framework, and the results were presented to the Board and to the Central Bank of Ireland. The evaluation of the performance of the individual Directors was not conducted during 2010 due to the significant Board changes referred to previously, particularly during the final quarter of the year. It is proposed that such an evaluation will be conducted during April and May 2011 by the Executive Chairman. An evaluation of the performance of the Executive Chairman was conducted in his absence by the Non-Executive Directors, under the Chairmanship of Mr. David Pritchard, the Senior Independent Non-Executive Director. Attendance at Board and Committee meetings is one of a number of important factors considered in evaluating performance. A chart showing each Board Member’s participation in such meetings appears below, and separately within the commentary on each of the Board Committees on the following pages.

Attendance at scheduled Board and Board Committee Meetings

Name	Board		Audit Committee		Corporate Social Responsibility Committee		Nomination & Corporate Governance Committee		Remuneration Committee		Board Risk Committee
	A	B	A	B	A	B	A	B	A	B	A	B
Declan Collier	11	10	4	3					1	1
Kieran Crowley	9	9	12	12	3	3	2	2
Colm Doherty	9	9
Stephen L Kingon	11	11	15	15	3	3					2	2
Anne Maher	11	11	15	15			3	3
Dan O’Connor	9	9					2	2	1	1
Sean O’Driscoll	3	2			1	0			1	1
David Pritchard	11	10	12	11			3	3	1	1	2	1
Dick Spring	11	10					3	3			2	2
Robert G Wilmers	8	3
Jennifer Winter	3	0							1	1
Dr Michael Somers	11	11									2	2
Jim O’Hara	3	2
Catherine Woods	3	3
David Hodgkinson	2	2

Column A indicates the number of scheduled meetings held during 2010 which the Director was eligible to attend; Column B indicates the number of meetings attended by each Director during 2010. The Board held 11 scheduled meetings during 2010, and 35 additional out-of-course meetings or briefings.

Terms of Appointment

Non-Executive Directors are generally appointed for a three-year term, with the possibility of renewal for a further three years; the term may be further extended, in exceptional circumstances, on the recommendation of the Nomination and Corporate Governance Committee. Following appointment, Directors are required by the Articles of Association to retire at the next Annual General Meeting (“AGM”), and may go forward for reappointment. Subsequently, all Directors are required to make themselves available for re-appointment at intervals of not more than three years. Since 2005, all the Directors retire from office at the AGM and offer themselves for reappointment. Letters of appointment, as well as dealing with appointees’ responsibilities, stipulate that a specific time commitment is required from Directors. A copy of the standard terms of the letter of appointment of Non-Executive Directors is available on request from the Company Secretary.

Induction and Professional Development

There is an induction process for new Directors. Its content varies as between Executive and Non-Executive Directors. In respect of the latter, the induction is designed to familiarise Non-Executive Directors with the Group and its operations, and comprises the provision of relevant briefing material, including details of the Company’s strategic and operational plans, and a programme of meetings with the Group Chief Executive/Group Managing Director, the Heads of Divisions and the senior management of businesses and support functions. A programme of continuous professional development will be introduced for Non-Executive Directors during 2011.

Board Committees

The Board is assisted in the discharge of its duties by a number of Board Committees, whose purpose it is to consider, in greater depth than would be practicable at Board meetings, matters for which the Board retains responsibility. The composition of such Committees is reviewed annually by the Board. A description of these Committees, each of which operates under Terms of Reference approved by the Board, and their membership, is given later in this section. The minutes of all meetings of Board Committees are circulated to all Directors, for information, with their Board papers, and are formally noted by the Board. This provides an opportunity for Directors who are not members of those Committees to seek additional information or to comment on issues being addressed at Committee level. The Terms of Reference of the Audit Committee, the Board Risk Committee, the Nomination and Corporate Governance Committee, and the Remuneration Committee are available on AIB’s website: www.aibgroup.com. In carrying out their duties, the Board Committees are entitled to take independent professional advice, at the Company’s expense, where deemed necessary or desirable by the Committee Members.

Audit Committee

Members: Mr. Stephen L. Kingon, Chairman; Mr. Declan Collier (from 12 October 2010); Mr. Kieran Crowley (resigned from the Board 13 October 2010); Ms. Anne Maher; Mr. Jim O’Hara (from 27 January 2011); Mr. David Pritchard (until 12 October 2010); and Ms. Catherine Woods (from 27 January 2011).

Member attendance during 2010:		A	B
Stephen L. Kingon	Current Member	15	15
Declan Collier	Current Member	4	3
Kieran Crowley	Former Member	12	12
Anne Maher	Current Member	15	15
David Pritchard	Former Member	12	11

Column A indicates the number of Committee meetings held during 2010 which the Member was eligible to attend; Column B indicates the number of meetings attended by each Member during 2010.

The Audit Committee comprises Non-Executive Directors whom the Board has determined have the collective skills and relevant financial experience to enable the Committee to discharge its responsibilities. The Audit Committee has oversight responsibility for:

•	the quality and integrity of the Company’s accounting policies, financial statements and disclosure practices;

•	compliance with relevant laws, regulations, codes of conduct and ‘conduct of business’ rules;

•	the independence and performance of the External Auditor (‘the Auditor’) and the Group Internal Auditor; and

•	the adequacy and performance of systems of internal control and the management of financial and non-financial risks.

These responsibilities are discharged through its meetings and receipt of reports from management, the Auditor, the Group Chief Financial Officer, the Group Internal Auditor, the Group Chief Risk Officer and the Group General Manager, Regulatory and Operational Risk.

The Sarbanes-Oxley Act requires that the Audit Committee membership includes an ‘audit committee financial expert’, as defined in related SEC rules. The Board has determined that Mr Stephen L Kingon is an ‘independent audit committee financial expert’ for these purposes. Mr. Kingon has accepted this determination on the understanding that he has not thereby agreed to undertake additional responsibilities beyond those of a member and Chairman of the Audit Committee.

During 2010 the Audit Committee met on fifteen occasions and undertook the following activities in the discharge of its responsibilities. The Committee:

•

reviewed the Group’s annual and interim financial statements prior to approval by the Board, including; the Group’s accounting policies and practices; the minutes of the Group Disclosure Committee (an Executive Committee whose role is to ensure the

Governance & oversight - 3. Corporate Governance statement

compliance of AIB Group Financial Information with legal and regulatory requirements prior to external publication); reports on compliance; effectiveness of internal controls; and the findings, conclusions and recommendations of the Auditor and Group Internal Auditor;

•	reviewed the scope of the independent audit, and the findings, conclusions and recommendations of the Auditor;

•

satisfied itself through regular reports from the Group Chief Financial Officer, Group Financial Controller, the Auditor and the Group Internal Auditor that the system of internal controls over financial reporting was effective;

•	provided oversight in relation to the Auditor’s effectiveness and relationship with the Group, including agreeing the Auditor’s terms of engagement, audit plans and remuneration;

•

reviewed and monitored the independence and objectivity of the Auditor, including approving, within pre-determined limits approved by the Board, the range and nature of non-audit services provided and related fees, during 2010 (see note 16);

•

provided assurance regarding the independence and performance of the Group Internal Audit Function, through reviews of rolling quarterly updates on control issues and related remediating actions, and a monthly report detailing Internal Audit Reports issued during the previous month; the annual audit and business plan and related progress; and the adequacy of resources allocated to the function; the Chairman of the Committee, Mr. Stephen L Kingon, meets with the Group Internal Auditor and the Lead Audit Partner between scheduled meetings of the Committee to discuss material issues arising;

•

received rolling updates from the Group General Manager, Regulatory and Operational Risk, to satisfy itself that the Group was in compliance with all regulatory and financial reporting obligations and considered key developments and emerging issues, particularly in respect of the Group’s responsibilities under the Government Guarantee and Subscription Agreements, the operation of the Speak-Up process and key interactions with Regulators in the various jurisdictions;

•

considered management’s assessment of risks across the organisation and the measures taken and planned to ensure that the risks were identified and effectively managed, including a rolling monthly report from the Group Chief Risk Officer, on material credit, operational and market risk considerations, and from the Group General Manager, Regulatory & Operational Risk, on material regulatory compliance matters;

•

reviewed the minutes of all meetings of subsidiary companies’ Audit Committee’s, requesting and receiving further clarification on issues when required and met with, and received annual reports from, the subsidiary Audit Committee chairmen; and

•

held formal confidential consultations during the year separately with the Auditor, the Group Internal Auditor, and the Group General Manager, Regulatory and Operational Risk, in each case with only Non-Executive Directors present.

The following attend the Committee’s meetings by invitation: the Auditor; the Group Chief Financial Officer; the Group Chief Risk Officer; the Group Internal Auditor; and the Group General Manager, Regulatory and Operational Risk. Other senior executives also attend where appropriate.

Historically the Board’s risk oversight responsibilities have been delegated to the Audit Committee. In September 2009, the Board approved the establishment of a separate Board Risk Committee, which was established in November 2010, to assume the Board’s risk oversight responsibilities from the Audit Committee.

Board Risk Committee

Members: Dr. Michael Somers, Chairman; Mr. Stephen L. Kingon; Mr. David Pritchard; Mr. Dick Spring; and Ms. Catherine Woods (from 27 January 2011).

Member attendance during 2010:		A	B
Dr Michael Somers	Current member	2	2
Stephen L. Kingon	Current member	2	2
David Pritchard	Current member	2	1
Dick Spring	Current member	2	2

Column A indicates the number of Committee meetings held during 2010 which the Member was eligible to attend; Column B indicates the number of meetings attended by each Member during 2010.

The Board Risk Committee was established to assist the Board in proactively fostering sound risk governance within the Company through ensuring that risks are appropriately identified, managed and controlled, and that the Company’s strategy is informed by, and aligned with, the Company’s risk appetite.

The Board Risk Committee comprises non-executive Directors whom the Board has determined have the collective skills and relevant experience to enable the Committee to discharge its responsibilities. To ensure co-ordination of the work of the Board Risk Committee with the risk related considerations of the Audit and Remuneration Committees, the current Chairman of the Audit Committee and current Chairman of the Remuneration Committee are also members of the Board Risk Committee.

The Board Risk Committee has responsibility for:

•	providing oversight and advice to the Board in relation to current and potential future risks facing the Company and risk strategy in that regard, including the Company’s risk appetite and tolerance;

•	the effectiveness of the Company’s risk management infrastructure;

•	monitoring and reviewing the Company’s risk profile, risk trends, risk concentrations and risk policies;

•	reviewing breaches of Board or GEC approved risk limits and advising the Board accordingly;

•	considering and acting upon the implications of reviews of risk management undertaken by Group Internal Audit and/or external third parties; and

•	working closely with the Remuneration Committee to ensure the appropriateness of all short and long term incentives programmes for executive management.

The responsibilities of the Committee are discharged through its meetings, receiving, commissioning and considering reports from the Group Chief Risk Officer; the Group Chief Credit Officer; the Group Chief Financial Officer; the Group Internal Auditor; the Group General Manager, Regulatory and Operational Risk and other members of management.

To date the Board Risk Committee has met on four occasions, having held its inaugural meeting in November 2010, and has undertaken the following activities in the discharge of its responsibilities. The Committee:

•

considered monthly reports from: (1) the Group Chief Risk Officer providing an overview of key risks and mitigants including liquidity and funding, capital adequacy, credit risk, market risk and business risk; (2) the Group Chief Credit Officer regarding credit quality and performance of key credit portfolios within the Group, and received and considered a detailed report on the provisioning process and outcomes of the year-end credit reviews; and (3) the General Manager, Regulatory and Operational Risk detailing regulatory interactions and reporting, and reports on operational risks;

•	considered and agreed amendments to a number of risk policies, and recommended these policies for approval to the Board;

•	reviewed and approved the Group’s Risk Appetite Statement, the risk profile relative to risk appetite and the Enterprise Risk Assessment as at 31 December 2010; and

•

reviewed the Group’s Risk Transformation Plan, which outlined actions being taken to strengthen the Group’s risk management governance and infrastructure and to implement the recommendations arising from Board sponsored external reviews of risk management. These reviews included the Promontory Financial Group (UK) Ltd and Mazars LLP review of the effectiveness of the Board and of the Group’s Risk Framework over the period from January 2009 to September 2010, and a separately commissioned Deloitte review of Credit Risk Management over the same period.

The Committee is also responsible for making recommendations on the appointment and replacement of the Group Chief Risk Officer, agreeing the remuneration of the Group Chief Risk Officer in conjunction with the Remuneration Committee, and for confirming the independence of the Group Chief Risk Officer whom the Committee meets with at least once each year in confidential session, in the absence of management, and who has unrestricted access to the Chairman of the Board Risk Committee.

The following attend the Committee’s meetings by invitation: the Auditor; the Group Chief Financial Officer; the Group Chief Risk Officer; the Group Chief Credit Officer; the Group Internal Auditor; and the Group General Manager, Regulatory and Operational Risk. Other senior executives also attend where appropriate.

Corporate Social Responsibility Committee

Members: Mr. Kieran Crowley, Chairman (resigned from the Board on 13 October 2010); Mr. Stephen L Kingon and Mr. Sean O’Driscoll (retired from the Board on 28 April 2010).

Member attendance during 2010:		A	B
Kieran Crowley	Former member	3	3
Stephen L. Kingon	Current member	3	3
Sean O’Driscoll	Former member	1	—

Column A indicates the number of Committee meetings held during 2010 which the Member was eligible to attend; Column B indicates the number of meetings attended by each Member during 2010.

The role of the Corporate Social Responsibility (“CSR”) Committee has been to monitor the Group’s responsibilities and activities concerning staff, marketplace (including customers, products and suppliers), the environment and the community. The Committee reviews operations, policies and objectives in these matters in the light of changing circumstances and developments in best practice, and recommends improvements. It approves corporate-giving budgets and any substantial philanthropic donations.

The Committee met three times in 2010. It made its Annual Report to the Board, reviewed its terms of reference and assessed its performance. During 2010 focus was directed in particular towards areas of debt management and support for customers, compliance in relation to requirements under the Credit Institutions (Financial Support) Scheme, staff development and welfare and the

Governance & oversight - 3. Corporate Governance statement

development of procurement principles.

In January 2011, the Board resolved that the role and responsibilities of the CSR Committee would, henceforth, be assumed by the Nomination & Corporate Governance Committee.

Nomination and Corporate Governance Committee

Members: Mr. David Hodgkinson (Chairman and member from 27 January 2011); Mr. Jim O’Hara (from 27 January 2011); Mr. David Pritchard; Mr. Dick Spring; Ms. Anne Maher (from 10 February 2010); Mr. Dan O’Connor (resigned from the Board on 13 October 2010) and Mr. Kieran Crowley (retired from the Board on 13 October 2010).

Member attendance during 2010:		A	B
Dan O’Connor	Former member	2	2
Kieran Crowley	Former member	2	2
Anne Maher	Current member	3	3
David Pritchard	Current member	3	3
Dick Spring	Current member	3	3

Column A indicates the number of Committee meetings held during 2010 which the Member was eligible to attend; Column B indicates the number of meetings attended by each Member during 2010.

The Nomination and Corporate Governance Committee’s responsibilities include: recommending candidates to the Board for appointment as Directors; reviewing the size, structure and composition of the Board and the Board Committees (the Terms of Reference of the Nomination and Corporate Governance Committee will be updated in due course to reflect the related recommendations arising from the Promontory Financial Group (UK) Ltd and Mazars LLP review of the effectiveness of the Board); and reviewing succession planning. The search for suitable candidates for the Board is a continuous process, and recommendations for appointment are made, based on merit and objective criteria, following an appraisal process and interviews. The Committee is also responsible for reviewing the Company’s corporate governance policies and practices. The Committee met three times during 2010.

Dr. Michael Somers was appointed Non-Executive Director on 14 January 2010 as a nominee of the Minister for Finance under the Irish Government’s National Pensions Reserve Fund Act 2000 (as amended). Mr. Jim O’Hara and Ms. Catherine Woods were nominated by the Committee to the Board and appointed Non-Executive Directors on 13 October 2010 following a selection process that included the services of an external executive search consultancy firm.

Remuneration Committee

Members: Mr. David Pritchard (Chairman from 27 January 2011); Mr. David Hodgkinson (from 27 January 2011); Ms. Anne Maher (from 27 January 2011); Mr. Jim O’Hara (from 27 January 2011); Mr. Declan Collier; Mr. Sean O’Driscoll (resigned from the Board on 28 April 2010); Ms. Jennifer Winter (resigned from the Board on 28 April 2010) and Mr. Dan O’Connor (resigned from the Board on 13 October 2010).

Member attendance during 2010:		A	B
David Pritchard	Current member	1	1
Declan Collier	Current member	1	1
Sean O’Driscoll	Former member	1	1
Jennifer Winter	Former member	1	1
Dan O’Connor	Former member	1	1
Column A indicates the number of Committee meetings held during 2010 which the Member was eligible to attend; Column B indicates the number of meetings attended by each Member during 2010.

AIB’s remuneration policies are set and governed by the Remuneration Committee whose purpose, duties and membership are set by its Terms of Reference which may be viewed on the Group’s website www.aibgroup.com. The Terms of Reference were reviewed in 2009 by the Committee and its independent advisors, Kepler Associates, following which changes were made to reflect the regulatory guidance and emerging market practice on governance and risk management. These changes were approved by the Board in November 2009.

The Remuneration Committee’s responsibilities include recommending to the Board: Group remuneration policies and practices; the remuneration of the Chairman of the Board (which matter is considered in his absence); and performance-related and share-based incentive schemes when appropriate.

The Committee also determines the remuneration of the Group Chief Executive (or Group Managing Director), and, in consultation with the Group Chief Executive (or Group Managing Director), the remuneration of other Executive Directors, when in office, and the other members of the Group Executive Committee, under advice to the Board. Details of the total remuneration of the Directors in office during 2010 and 2009 are shown in note 62.

The Committee met once during 2010. Remuneration related matters of a significant nature were considered by the Board as a whole during 2010.

Remuneration policy and commentary

The purview of the Committee is broad based in terms of remuneration, ranging from setting pay policy to determining appropriate pensions arrangements for staff across the Group.

In 2010, work continued on reviewing and adapting remuneration policies to take account of the emerging regulatory requirements and to ensure that policies and practices are fully consistent with, and promote, effective risk management. There was little scope to give practical effect to the required regulatory changes in 2010 because of the financial position of the bank and the constraints arising from the commitments under the Government 2009 Preference Share Subscription Agreement, signed in May 2009, between AIB, the National Pensions Reserve Fund Commission (“NPRFC”) and the Minister for Finance (‘the Subscription Agreement’)(1). There are no bonus schemes in operation currently and any schemes that are implemented in the future will be structured in line with new regulatory requirements.

The Guidelines on Remuneration Policies and Practices issued by the Committee of European Banking Supervisors (“CEBS”), now the European Banking Authority (“EBA”), and guidance issued by the Financial Services Authority (“FSA”) in the UK provided the structure for the review. The guidelines issued by both the EBA and the FSA will allow the development of future incentive schemes in which AIB meet the provisions of the Capital Requirements Directive (“CRD 111”) as approved by the European Parliament.

AIB reported to both the Central Bank of Ireland and the FSA in the UK in 2009 with regard to its compliance with guidance issued by the EBA and the FSA at that time. During 2010, an update was provided to the Central Bank of Ireland regarding AIB’s compliance with the the EBA remuneration principles together with remuneration information on staff that are deemed to have a material impact on the risk profile of AIB, and in relation to other remuneration policy aspects. Additionally the Central Bank of Ireland conducted a detailed review of AIB’s remuneration policies and practices in September 2010. The main period reviewed by the Central Bank of Ireland was from 1 January 2009 to 30 June 2010. The Central Bank of Ireland’s report dated 31 December 2010 found that while the Group had taken steps to reform its remuneration policies and practices, further changes would be required to incorporate the provisions of CRD 111 and the final remuneration guidelines to be issued by the EBA. The main changes required related to: the alignment of remuneration policy and risk taking; the greater involvement of control functions such as risk management in developing remuneration policies and practices, and to the Remuneration Committee’s role in aligning remuneration policy and risk management.

Following the publication of the final EBA Guidelines on Remuneration Policies and Practices in December 2010, priorities to be addressed were agreed which will cover:

•

governance of remuneration including the composition and role of the Remuneration Committee, the involvement of other control functions in the design and implementation of remuneration structures and the development of a revised remuneration policy;

•	development of risk adjusted financial performance measures in consultation with the Group’s risk management function and the Board Risk Committee;

•

development of incentive scheme structures which incorporate risk alignment features such as bonus deferral, claw back of bonuses already paid in certain circumstances, deferral of bonus awards over time and share retention periods; and

•

development and publication of a remuneration disclosure report including commentary on the Group’s remuneration policies and practices and aggregated remuneration data for staff identified with roles and activities having a material impact on the risk profile of the Group.

Independent advisors

Kepler Associates provided independent advice to the Committee during 2010 on a number of reward matters including the Total Shareholder Return performance outcome in relation to the 2007 Performance Share Plan Awards, the remuneration inputs to the 2009 Annual Financial Report and advice on the fee to be paid to the Deputy Chairman.

Remuneration review

The salaries of the members of the Group Executive Committee were reviewed, in accordance with the Group’s obligations under the Subscription Agreement by the Remuneration Committee and approved in a range of € 300,000 to € 425,000 in accordance with the recommendations of the Covered Institutions Remuneration Oversight Committee (“CIROC”). The salary of the Executive Chairman upon his appointment was set at € 500,000.

The Group’s cost base was closely managed in 2010 and remuneration spend was further reduced in the light of the financial crisis

(1)

The Subscription Agreement sets out the terms and conditions of the Irish Government’s subscription for the 2009 Preference Shares and Warrants and imposes certain conditions on the Group with respect to Senior Executives’ remuneration and Director’s fees. The Group complied fully with the conditions in 2010.

Governance & oversight - 3. Corporate Governance statement

and the Group’s performance. In summary:

•

No bonuses were paid in the Group in 2010 in respect of 2009 performance with the exception of staff in our former Polish subsidiary BZWBK (not covered by the Irish Government’s Deposit Guarantee Scheme);

•

Bonus schemes in relation to the Group Executive Committee (“GEC”) and executives and managers were not renewed for the 2010 performance year. No bonuses were paid in respect of 2010 performance to any staff, with the exception of staff in our Polish subsidiary, BZWBK;

•

As part of the Group’s obligations arising from the Subscription Agreement, the Group is required to submit to the Department of Finance, on a quarterly basis, details of payments or salary increases paid to any staff member (excluding those staff in BZWBK and AIB Baltics). During the year the Group reported salary adjustments or payments which were in excess of € 1,000 to the Department of Finance; and

•

As reported last year, an accrual had been made against the future payment of outstanding, deferred 2008 bonus amounts, the timing of which was subject to the approval of the Board and the Department of Finance. Legal proceedings were taken, in the course of 2010 by a number of employees against the Group for the payment of bonuses and, on foot of a decision of the High Court giving one of these plaintiffs liberty to enter final judgement, the bonus for that individual was paid. By letter of 13 December 2010, the Group was informed by the Minister for Finance (‘the Minister’) that he considered the financial difficulties of the Group to be clearly a supervening event which was not contemplated at the time of any agreement in relation to bonus payments and, as the Group could not be in a position to pay without State support, past, present and to come, the Minister believed it reasonable and proportionate to make the provision of further State funding to the Group conditional, inter alia, on the non-payment of any bonuses, no matter when they may have been earned. By letter of 22 December 2010, adverting to the provisions of Section 51 of the Credit Institutions (Stabilisation) Act 2010 (‘the Act’), the Minister informed the Group that the provision of further State funding was to be conditional, inter alia, on the Board’s decision not to pay any bonuses, no matter when earned. On 23 December 2010, the High Court, upon the application of the Minister, made a Direction Order under Section 9 of the Act directing the Group, inter alia, to execute a Placing Agreement with the Minister, the National Pensions Reserve Fund Commission (“NPRFC”) and the National Treasury Management Agency (“ NTMA”), which included a confirmation by the Group that it had decided that no performance bonuses were to be paid, no matter when they may have been earned and providing that the obligations of the Minster, the NPRFC and the NTMA, under the Placing Agreement, were conditional on the Group having complied, and continuing to comply, with the letters from the Minister of 13 and 22 December 2010. The Act renders it unlawful for the Group, as a ‘relevant institution’, to make any payment that would amount to a breach of such a condition. Accordingly, no accruals are held for bonuses in Capital Markets.

Directors’ Remuneration

Details of the total remuneration of the Directors in office during 2010 and 2009 are shown in note 62.

Relations with Shareholders

The Group has a number of procedures in place to allow its shareholders and other stakeholders to stay informed about matters affecting their interests. In addition to this Annual Financial Report (which is only sent to those shareholders who request it), the following communication tools are used by the Group.

Summary Shareholders’ Report

The Shareholders Report is a summary version of AIB’s main Annual Financial Report. This report, which covers AIB’s performance in the previous year, is sent to shareholders who have opted to receive it instead of the main AIB Annual Financial Report. This summary report does not form a part of the Annual Financial Report or Form 20-F and is referred to for reference purposes only.

Website

The website, www.aibgroup.com, contains, for the previous five years, the Annual Financial Report, the Interim Report/Half-yearly Financial Report, the Annual Report on Form 20-F, and slides from annual and interim results presentations to analysts and investors. The Company’s presentations to fund managers and analysts of annual and interim financial results are broadcast live on the internet, and may be accessed on: www.aibgroup.com/webcast. The times of the broadcasts are announced in advance on the website, which is also updated to include the Company’s Stock Exchange releases. These releases include an Interim Management Statement, issued in May and November each year in compliance with the EU Transparency (Directive 2004/109/EC) Regulations 2007. These items are thus available for review by all shareholders who have access to the internet. Since 2009, the Annual Financial Report and the Annual Report on Form 20-F have been combined in the form of this Annual Financial Report. None of the information on the website is incorporated in, or otherwise forms part of, this Annual Financial Report.

Annual General Meeting (“AGM”)

All shareholders are invited to attend the AGM and to participate in the proceedings. At the AGM, it is practice to give a brief update on the Group’s trading performance and developments of interest for the year to date. Separate resolutions are proposed on each separate issue and voting is conducted by way of poll. The votes for, against, and withheld, on each resolution, including proxies lodged, are subsequently published on AIB’s website. Proxy forms provide the option for shareholders to direct their proxies to withhold their vote. It is usual for all Directors to attend the AGM and to be available to meet shareholders before and after the meeting. The Chairmen of the Board’s Committees are available to answer questions about the Committees’ activities. A help desk facility is available to shareholders attending. The Company’s 2011 AGM is scheduled to be held on 21 July 2011, at the Company’s Head Office at Bankcentre, Ballsbridge, Dublin 4, and it is intended that the Notice of the Meeting will be posted to shareholders at least 20 working days before the meeting, in line with the requirements of the UK Code.

Institutional Shareholders

The Company continued to maintain a policy of open and accessible communications with its institutional shareholders and with financial analysts and brokers during 2010. Although the number of institutional shareholders has reduced, the Group Managing Director and the General Manager, Corporate Services actively engaged with them throughout the year.

The links with those shareholders and the communication of their views to the Board were strengthened through the following steps:

•	the General Manager, Corporate Services reported on institutional shareholders’ views to the Board; and

•	analysts’ and brokers’ briefings on the Company were circulated to the Directors, on receipt, throughout the year.

Accountability and Audit

Accounts and Directors’ Responsibilities

The Accounts and other information presented in the 2010 Annual Financial Report are consistent with the UK Code Principle requiring the presentation of ‘a balanced and understandable assessment of the Company’s position and prospects’. The Statement concerning the responsibilities of the Directors in relation to the Accounts appears on page 354.

Going Concern

The Group’s activities are subject to risk factors and uncertainties as set out on pages 74 to 78.

Notwithstanding these risk factors and uncertainties, the Directors, having considered the statement to the Dail (the lower house of the Irish parliament) by the Minister for Finance (‘the Minister’) on 31 March 2011 and also the terms of the EU/IMF memorandum of understanding, are satisfied that it continues to be appropriate to prepare the financial statements of the Group on a going concern basis based on the following risk mitigants:

•	the Government has indicated that it will ensure the Group is strongly capitalised, meeting a minimum level of 10.5% tier 1 capital in a base scenario and 6% in a stress scenario;

•

the Group’s access to liquidity and funding, particularly the availability of Eurosystem funding and Central Bank of Ireland liquidity facilities will enable it to meet its immediate and estimated funding requirements over the period; and

•

the Government has acknowledged the Group’s systemic importance and the actions of the Government to date indicate that it will continue to support the Irish financial system given its importance to the continued functioning of the Irish economy generally.

Internal Controls

Notwithstanding the changes to AIB’s stock exchange listings, as outlined on pages 368 - 370,AIB is subject to a range of ‘internal control’ requirements referred to below.

Requirements in the Republic of Ireland and the United Kingdom

The Directors acknowledge that they are responsible for the Group’s system of internal control and for reviewing its effectiveness. The Turnbull Guidance and Financial Reporting Council Guidance on Audit Committees, assists Directors in complying with the UK Code’s requirements in respect of internal control. That Guidance states that systems of internal control are designed to manage, rather than eliminate, the risk of failure to achieve business objectives, and can provide only reasonable and not absolute assurance against material misstatement or loss. The Group’s system of internal control includes:

•	a clearly-defined management structure, with defined lines of authority and accountability;

•

a comprehensive annual budgeting and financial reporting system, which incorporates clearly-defined and communicated common accounting policies and financial control procedures, including those relating to authorisation limits, capital expenditure and investment procedures. The accuracy and integrity of the Group’s financial information is confirmed through Divisional reports to the Divisional Heads of Finance and through reporting to the Group Chief Financial Officer;

•

the Group Executive Committee, whose members receive and review reports in various aspects of control and compliance with relevant laws, regulations and best practice guidelines, reviews the management accounts and ensures that no restrictions are placed on the scope of the statutory audit or on the independence of the Internal Audit or the Regulatory Compliance Functions;

•

appropriate policies and procedures relating to capital management, asset and liability management (including interest rate risk, exchange rate risk and liquidity management), credit risk management, operational risk management and regulatory compliance;

•	regular review by the Group Executive Committee of overall strategy, business plans, variances against operating and capital

Governance & oversight - 3. Corporate Governance statement

budgets and other performance data;

•

a Group-wide Risk Management function, headed in each division by a Chief Risk Officer who reports directly to the Group Chief Risk Officer (“Group CRO”), with a matrix reporting line to the divisional Managing Director. The Group CRO reports directly to the Executive Chairman and the Board Risk Committee and is responsible for ensuring that risks are identified, assessed and managed throughout the Group;

•

the Group Internal Audit function, which is responsible for independently assessing the effectiveness of the Group’s corporate governance, risk management and internal controls (the Group Internal Auditor attended the Board on one occasion in 2010 in confidential session with Non-Executive Directors);

•

independent reporting on conduct of business compliance matters by the Head of Compliance in each division who reports to the Group General Manager, Regulatory and Operational Risk (who, in turn, reports to the Group Chief Risk Officer). The Group General Manager, Regulatory and Operational Risk reports to the Audit and Board Risk Committees on conduct of business compliance issues across the Group, and on management’s attention to compliance matters;

•

the Audit Committee of the Board, which receives reports on various aspects of control, including reports on the design and operating effectiveness of the internal control over financial reporting framework in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, reviews the Group’s Statutory Accounts and other published financial statements and information, and ensures that no restrictions are placed on the scope of the statutory audit or on the independence of the Internal Audit and Regulatory Compliance functions. The Audit Committee reports to the Board on these matters, and on compliance with relevant laws and regulations, and related issues;

•

involvement at all meetings of the Audit and Board Risk Committees of the Group Chief Financial Officer, Group Internal Auditor, Group Chief Risk Officer, and Group General Manager, Regulatory and Operational Risk, or their representatives;

•	specialist functions with a Group reporting line, including Human Resources, Health & Safety and Environment, which are responsible for non-conduct of business compliance matters; and

•	physical and computer security and business continuity planning.

The Group’s structure and processes for identifying, evaluating and managing the significant risks faced by the Group are described in the Risk management section on pages 73 to 117. Those processes which have been in place throughout the year and up to the date of the approval of the Accounts, are regularly reviewed by the Board, and accord with the above-mentioned guidance.

The Directors confirm that, with the assistance of reports from the Audit Committee, Board Risk Committee and management, they have reviewed the adequacy and effectiveness of the Group’s risk management and internal control systems for the year ended 31 December 2010 and are satisfied therewith, subject to ongoing implementation of management proposals to further strengthen such systems, which have been developed in accordance with financial services best practice and recommendations arising from the aforementioned Board-appointed external reviews.

Additional requirements in the United States

Item 15B

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the US Exchange Act). Management has assessed the effectiveness of the Company’s internal control over financial reporting as of 31 December 2010, based on the criteria set forth by the US Committee of Sponsoring Organisations of the Treadway Commission in their publication ‘Internal Control - Integrated Framework’. Based on this assessment, management believes that, as of 31 December 2010, the Company’s internal control over financial reporting is effective.

Item 15A

In addition to the need for such internal controls over financial reporting, the SEC has adopted somewhat broader requirements designed to ensure that reporting companies, such as AIB, have adequate ‘disclosure controls and procedures’ in place. As of 31 December 2010, the Group carried out an evaluation, under the supervision of and with the participation of the Group’s management, including the Executive Chairman and the Group Chief Financial Officer, of the effectiveness of the design and operation of the Group’s disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon, and as of the date of the Group’s evaluation, the Executive Chairman and Group Chief Financial Officer concluded that the disclosure controls and procedures are effective in all material respects to ensure that information required to be disclosed in the reports the Group files and submits under the US Exchange Act is recorded, processed, summarised and reported as and when required.

Code of Business Ethics

The Group has adopted a code of business ethics that applies to all employees. A copy of that code is available on the Group website at www.aibgroup.com/investorrelations (the information on this website is not incorporated by reference into this document). There have been no waivers to the code of business ethics since its adoption, and information regarding any future amendments or waivers will be published on the aforementioned website. The code of business ethics sets out for employees the general principles that govern how AIB Group conducts its affairs. To complement the code of business ethics, a code of leadership behaviours for senior management places personal responsibility on senior management for ensuring that business and support activities are carried out with the highest standards of behaviour. The application of the Code of Business Ethics is underpinned by policies, practices and training which are designed to ensure that the Code is understood and that all staff act in accordance with it. It is also designed to satisfy related SEC requirements under the Sarbanes-Oxley Act. The Code of Business Ethics and the Leadership Code have been reviewed and will be re-launched as the Code of Conduct for all Employees of AIB Group, in 2011.

Significant differences between AIB’s corporate governance practices and those followed by US companies under the New York Stock Exchange’s (“NYSE”) listing standards

Although AIB is subject to a number of requirements of the Sarbanes-Oxley Act (and related US Securities & Exchange Commission (“SEC”) rules), it is not subject to the same corporate governance requirements as US companies listed on the New York Stock Exchange or otherwise subject to SEC reporting requirements.

Subject to certain exceptions, NYSE listed companies that are foreign private issuers are permitted to follow their home-country corporate governance practice in lieu of the provisions of Section 303A of the NYSE corporate governance standards (‘NYSE standards’); one such exception requires such companies to ‘disclose any significant ways in which their corporate governance practices differ from those followed by US domestic companies under NYSE listing standards’ (Section 303A.11). The following commentary is given for the benefit of AIB’s US shareholders, in compliance with this particular provision.

In common with companies listed on the Irish Stock Exchange and the London Stock Exchange, AIB’s corporate governance practices reflect, inter alia, compliance with (a) domestic company law; (b) the Listing Rules of the Irish Stock Exchange and the UK Listing Authority; and (c) the UK Corporate Governance Code (‘the UK Code’). Differences arise in the following areas:

•

under the NYSE standards, listed companies must have a Nominating/Corporate Governance Committee composed entirely of independent Directors. The corresponding provision in the Code requires that a majority of members of the Nomination Committee should be independent Non-Executive Directors, a provision with which AIB is in compliance;

•

the NYSE standards require Nominating/Corporate Governance Committees to, inter alia, select, or to recommend that the Board selects, the ‘director nominees for the next annual meeting of shareholders’. As a measure of strengthened corporate governance, all AIB Directors, with the exception of directors appointed by the National Pensions Fund Commission, as the agent of the Government Shareholder, have, since the 2005 Annual General Meeting, retired from office and offered themselves individually for re-appointment on an annual basis;

•

the NYSE standards require a listed company’s Audit Committee to prepare an Audit Committee report to be included in the Company’s annual proxy statement. No such requirement arises under Irish/UK company law, corporate governance, or Listing Rule provisions; AIB’s Corporate Governance statement, which is included in the Group’s Annual Financial Report, and appears also on the Company’s website, contains information on the composition and role of the Audit Committee, its Terms of Reference and its activities throughout the year;

•

under NYSE standards, a listed company’s Audit Committee is required to discuss the Company’s earnings guidance provided to analysts and rating agencies; AIB’s interim management statements (which include such guidance) are considered and approved by the Board as a whole;

•

the NYSE standards, referring to rule 10A-3(b)(2) of the Securities Exchange Act, require the Audit Committee to be ‘directly responsible for the appointment … and retention … of any registered public accounting firm engaged … for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the listed issuer’. The corresponding provision in the UK Code requires the Audit Committee to make recommendations to the Board in relation to the appointments, re-appointment and removal of the external auditor, a provision with which AIB is in compliance, recommendations regarding the appointment and/or removal of the external auditor are put to the shareholders for their approval in general meeting; and

•

the NYSE standards require listed companies to adopt and disclose corporate governance guidelines, and stipulate certain subjects which must be addressed therein. The UK Code also sets out guidelines for such disclosures with which AIB complies in full. AIB is in compliance with the NYSE requirements to disclose the stipulated corporate governance guidelines, with the exception of those relating to management succession. AIB does not disclose details of policies and principles for Chief Executive Officer (“CEO”) selection and performance review, or succession in the event of an emergency or the retirement of the CEO.

Responsibility for development and execution of these policies and principles falls within the remit of the Board Nomination & Corporate Governance Committee.

Governance & oversight - 4. Supervision & Regulation

4.1 Current climate of regulatory change

Given the turmoil in international financial markets over the past few years, governments worldwide have been re-examining their regulatory infrastructure. This has led to significant changes in both regulatory regimes and regulatory practices. Regulators themselves have adopted a more intrusive style of regulation. In addition, there has been a move away from a principles-based approach to one that is more focused on detailed rules.

4.2 Ireland

Overview of financial services legislation

The Central Bank Reform Act 2010 was brought into operation by the Minister for Finance on 1 October 2010. The Central Bank Reform Act 2010 creates a single, fully-integrated Central Bank of Ireland (‘Central Bank’) with a unitary board, the Central Bank Commission, chaired by the Governor of the Central Bank. The Financial Regulator ceased to exist from 1 October 2010 and its functions were transferred to the Central Bank. It is expected that certain consumer information and education functions will transfer to the National Consumer Agency of Ireland in 2011. The Central Bank is responsible for the:

•

prudential supervision and regulation of a range of banking and financial services entities in Ireland, including credit institutions, investment firms, stockbroking firms, payment institutions, insurance companies and credit unions;

•	the conduct of business of such financial services entities, including the protection of consumer interests; and

•	the overall stability of the financial system.

The Central Bank and Financial Services Authority of Ireland Act 2004 established the Financial Services Ombudsman’s Bureau to deal with certain complaints about financial institutions.

The Credit Institutions (Stabilisation) Act 2010 was signed into law on 21 December 2010. The Act provides the legislative basis for the reorganisation and restructuring of the Irish banking system as agreed in the joint EU/IMF Programme for Ireland. The Act empowers the Minister for Finance, following consultation with the Governor of the Central Bank of Ireland, to propose any of a number of Stabilisation Orders that the the Minister believes is necessary to stabilise a particular relevant institution (including its group companies). A proposed Stabilisation Order must be confirmed by the High Court. The Act also imposes new duties on the directors of an institution and sets out matters to which directors must have regard in the performance of their functions. These include protecting the interests of the taxpayers, restoring confidence in the banking sector and facilitating the availability of credit in the economy of the State.

Other legislative measures in the context of the financial crisis that commenced in 2008, including the Credit Institutions (Financial Support) Scheme 2008, the Credit Institutions (Eligible Liabilities Guarantee) Scheme 2009 and the National Asset Management Agency Act 2009, are described in note 55 (i), (iii) and (iv) ‘Summary of relationship with the Irish Government’. These pieces of legislation and associated regulations provide for: a limited-duration State guarantee of many deposits in certain Irish credit institutions, including Allied Irish Banks, p.l.c. and some of its subsidiaries, subject to any applicable deposit protection scheme; a limited-duration State guarantee of certain other eligible liabilities issued by a relevant institution, including Allied Irish Banks, p.l.c. and some of its subsidiaries; and a State vehicle for the acquisition of many land and development-related loans from certain Irish credit institutions, including Allied Irish Banks, p.l.c. and some of its subsidiaries.

The Central Bank of Ireland (‘the Central Bank’)

The Central Bank has a wide range of statutory powers to enable it to effectively regulate and supervise the activities of financial institutions in Ireland including the power to carry out inspections. Features of the regulatory regime include prudential regulation and codes of conduct, each of which is addressed in more detail below. The Central Bank also has wide-ranging powers of inspection: inspectors appointed by the Central Bank may enter the relevant premises, take documents or copies, require persons employed in the business to provide information and order the production of documents. In cases of extreme concern, the Central Bank may direct a licence-holder to suspend its business activity for a specified period and may also intervene in the management or operation of an entity. The Central Bank and Credit Institutions (Resolution) Bill 2011 was published on 28 February 2011, before the March 2011 change of Government in Ireland. Preparation of the Bill is a requirement of the joint EU/IMF Programme for Ireland. If adopted by the new Government, the Bill would provide a framework for the resolution of Irish banks and other Irish credit institutions encountering serious difficulties. The proposed new framework would apply when the Credit Institutions (Stabilisation) Act 2010 lapses at the end of 2012.

The Central Bank Reform Act 2010 contains a number of provisions which impact the regulation of credit institutions, including powers for the Central Bank to regulate sensitive or influential appointments in financial institutions. This includes the power to prevent the appointment of a person to a ‘controlled function’ (to be defined in secondary legislation that the Central Bank may make) or to remove or suspend a person from the performance of a controlled function, where the Central Bank is satisfied that the person is not a fit and proper person to perform such a function. The Central Bank has published a consultation paper (inviting submissions prior to 20 May 2011) proposing an enhanced fitness and probity regime applicable to individuals across all regulated financial service providers.

On 8 November 2010, the Central Bank issued new corporate governance requirements for credit institutions and insurance undertakings, which impose minimum core standards upon all credit institutions, including Allied Irish Banks p.l.c., and insurance undertakings licensed or authorised by the Central Bank. Additional requirements apply to institutions that are designated as “major institutions” by the Central Bank.

The Central Bank has extensive enforcement powers including the ability to impose administrative sanctions directly on financial institutions for failure to comply with regulatory requirements (including codes of conduct and practice), subject to a right of appeal by the affected institution to the Irish Financial Services Appeals Tribunal and a further appeal to the High Court. Such administrative sanctions may include a caution or reprimand, financial penalties (not exceeding € 5 million in the case of a firm or € 0.5 million in the case of an individual) and a direction disqualifying a person from being concerned in the management of a regulated financial service provider.

Banking Legislation

The banking regulatory code in Ireland is comprised principally of the Central Bank Acts; regulations made under the European Communities Act 1972; and regulatory notices and codes of conduct issued by the Central Bank. Various Statutory Instruments and regulations made by the relevant Government minister and regulatory notices made by the Central Bank implement in Ireland the substantial range of European Union directives relating to banking supervision and regulation, including the Capital Requirements Directive (“CRD”). To the extent that areas of banking activity in Ireland are the subject of EU regulations or directives, the provisions of Irish banking law reflect the requirements of those EU instruments.

The Central Bank Acts regulate the conduct of banking business in Ireland and provide that banking business may only be carried on by the holder of a banking licence or an EU/European Economic Area entity which exercises “passport rights” to carry on business in Ireland. Every Irish licensed bank is obliged to draw up and publish its annual financial statements in accordance with the European Communities (Credit Institutions: Accounts) Regulations 1992 (as amended by the European Communities (Credit Institutions) (Fair Value Accounting) Regulations 2004). As a listed entity, Allied Irish Banks, p.l.c. is required to prepare its financial statements in accordance with IFRS endorsed by the European Union (as applied by the European Communities (International Financial Reporting Standards and Miscellaneous Amendments) Regulations 2005) and with those parts of the Companies Act 1963 to 2010 that are applicable to companies reporting under IFRS; and with article 4 of the EU Council Regulation 1606/2002 of 19 July 2002.

Allied Irish Banks, p.l.c. holds a banking licence and is authorised as a credit institution. AIB Mortgage Bank holds a banking licence and is registered as a designated mortgage credit institution. There are no conditions attached to AIB’s licences or authorisations that are not market standard conditions.

Capital Requirements

The Group is subject to applicable EU directives, including those that relate to capital adequacy. The CRD reflects the Basel II rules on capital measurement and capital standards. It came into force on 1 January 2007 and introduced a revised supervisory framework in the EU designed to promote the financial soundness of credit institutions and investment firms. The CRD governs, among other topics, the amount and quality of capital that credit institutions and investment firms hold against the risks that they take. The CRD has been transposed into Irish law by the European Communities (Capital Adequacy of Credit Institutions) Regulations 2006 (“CRD Regulations”), as amended principally in 2009 (concerning the regulation of large exposures) and in 2010 (regarding the capital requirements for the trading book and for re-securitisations and subsequently in respect of the further regulation of large exposures and the introduction of new pan-EU supervisory arrangements and crisis management).

The Central Bank has powers to enforce the CRD Regulations in the context of its prudential supervision of credit institutions and investment firms. The CRD Regulations set the minimum capital requirements for all entities licensed by the Central Bank; consequently the Group regularly interacts with the Central Bank on an ongoing basis ensuring that it meets the capital adequacy requirements to which it is subject. The Central Bank may, from time to time, require a credit institution or investment firm to target a specified ratio, or maintain a certain minimum capital ratio, based on its assets and its liabilities, which may be expressed to apply to all licence-holders of a specified category or categories, to the total assets or total liabilities of the licence-holders concerned, or to specified assets or to assets of a specified kind.

Markets in Financial Instruments Directive (“MiFID”)

MiFID was transposed into Irish law by the Markets in Financial Instruments and Miscellaneous Provisions Act 2007 and the European Communities (Markets in Financial Instruments) Regulations 2007, as amended (together the “MiFID Regulations”). The MiFID Regulations regulate the provision of MiFID Services in respect of financial instruments and apply both to credit institutions and to investment firms (including stockbroking firms).

MiFID Services include the provision of investment advice, portfolio management, execution of client orders and others. A number of financial services that do not come within the definition of MiFID Services (such as the administration of collective investment schemes) are subject to the requirements of the Investment Intermediaries Act 1995 (“IIA”). Each relevant Group company ensures that it fulfils its obligations under MiFID, the MiFID Regulations and the IIA, as appropriate, on an ongoing basis

Governance & oversight - 4. Supervision & Regulation

and ensures that it holds the appropriate authorisation for its business at all times. The following subsidiaries of Allied Irish Banks, p.l.c.; AIB Capital Markets p.l.c.; AIB Investment Managers Ltd.; AIB Corporate Finance Ltd.; and AIB International Financial Services Ltd. provide MiFID Services and each is authorised as an investment firm under the MiFID Regulations. Allied Irish Banks, p.l.c. also complies with the MiFID Regulations where it provides MiFID Services.

Other Financial Services Companies

In addition to the companies listed above, the Group includes a number of other financial services companies regulated by the Central Bank. Through a joint venture with Aviva Group Ireland, p.l.c., Allied Irish Banks, p.l.c. indirectly owns 24.99% of two life assurance undertakings; Ark Life Assurance Ltd. and Aviva Life and Pensions Ireland Ltd. In addition, Allied Irish Banks, p.l.c. indirectly owns 30% of Aviva Health Insurance Ireland Ltd., a regulated non-life insurance undertaking. These undertakings must comply with the provisions of legislation including the Insurance Acts 1909 to 2009 and the European Communities (Life Assurance) Framework Regulations 1994 (as amended) or European Communities (Non-Life Assurance) Framework Regulations 1994, as relevant.

Further, the European Communities (Insurance Mediation) Regulations 2005 have implemented the EU Directive on Insurance Mediation and lay down rules for undertaking insurance and reinsurance mediation, as well as prescribing registration requirements for persons who wish to carry out insurance mediation business or act as an insurance intermediary or as a reinsurance intermediary. AIB Insurance Services Ltd. is authorised as an insurance intermediary.

AIB Mortgage Bank is a designated mortgage credit institution under the Asset Covered Securities Act 2001 (as amended), and is permitted to issue mortgage covered securities which are secured by a statutory preference over covered assets (principally, residential mortgage loans) comprised in a cover-assets pool. In addition to the role of the Central Bank, the activities of a credit institution that is designated for the purposes of the Asset Covered Securities Act 2001 (as amended) are subject to close oversight by an independent cover-assets monitor appointed by the credit institution and approved by the Central Bank of Ireland. The principal role of the cover-assets monitor is to ensure that the assets maintained in the covered assets pool are sufficient to provide adequate security to the holders of the asset covered securities.

Codes of conduct including Consumer Protection Code

The Central Bank has issued a number of codes of conduct, codes of practice and other requirements applicable to credit institutions and other regulated financial services entities (including investment firms, insurance undertakings and intermediaries). These codes address a substantial range of requirements including supervisory and reporting, corporate governance, conduct of business, advertising, disclosure and record retention requirements. The Central Bank has also issued Client Asset Requirements which apply to financial services entities, including credit institutions and investment firms. The Consumer Protection Code was introduced in 2007. This Code imposes detailed rules on regulated financial services entities operating in Ireland in relation to non-MiFID investment, insurance and banking services provided. This Code is currently being reviewed by the Central Bank. In addition, the Central Bank has imposed statutory Codes of Conduct in relation to business lending to small and medium-sized enterprises, dealing with residential mortgage arrears and lending to related parties.

Consumer legislation

The provision of credit to consumers is regulated in Ireland by the Consumer Credit Regulations and the Consumer Credit Act 1995 (the “1995 Act”). The Consumer Credit Regulations and the 1995 Act are relevant to the Group to the extent that any of its Group companies provide credit to consumers. The 1995 Act is also relevant to the Group to the extent that any of its Group companies provide credit in the form of housing loans. The Consumer Credit Regulations, which transpose into Irish law the provisions of the Consumer Credit Directive (Directive 2008/48/EC), prescribe a range of detailed requirements to be included in pre-contractual information and consumer credit agreements to be provided to consumers and impose a number of obligations on the provider of such credit. Where the provision of a particular type of credit does not fall within the scope of the Consumer Credit Regulations, it may fall within the scope of the 1995 Act. The 1995 Act prescribes a range of detailed requirements to be included in consumer credit agreements to be provided to consumers and imposes a number of obligations on the provider of such credit. The 1995 Act also imposes a requirement on all credit institutions to notify the Central Bank in advance of imposing on a customer any new charge in relation to the provision of certain specified services; increasing any charge previously notified; or imposing any charge that does not comply with a direction from the Central Bank. Irish law contains a wide range of consumer protection provisions, such as the European Communities (Unfair Terms in Consumer Contracts) Regulations 1995, the Consumer Protection Act 2007 and other measures regulating the content of face-to-face and distance marketing contracts made with a consumer.

Deposit protection and investor compensation

Under the European Communities (Deposit Guarantee Schemes) Regulations 1995 (as amended) which implement in Ireland the Deposit Guarantee Schemes Directive (Directive 94/19/EC), the Central Bank operates a deposit protection scheme under which each licensed bank must contribute to the deposit protection account held by the Central Bank. Currently, the level of contribution required is 0.2 per cent of deposits (in whatever currency) held at all branches of the licensed bank in the EEA, including deposits on current accounts but excluding certain funds and commitments such as interbank deposits, negotiable certificates of deposit, debt securities issued by the same institution and promissory notes. The maximum amount of deposit protected is € 100,000 per depositor per institution. See note 55 (i) and (iii) ‘Summary of relationship with the Irish Government’ in respect of the limited-duration State guarantee of many deposits in certain Irish credit institutions, including Allied Irish Banks, p.l.c. and some of its subsidiaries.

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

Anti-money laundering

The third EU Anti-Money Laundering Directive (2005/60/EC) was transposed into Irish law by the Criminal Justice (Money Laundering and Terrorist Financing) Act 2010 (the “2010 Act”). Persons designated under the 2010 Act (including credit institutions, financial institutions, investment firms, IIA firms and life assurance companies) are obliged to take necessary measures to effectively counteract money laundering in accordance with the provisions of the 2010 Act. Draft core and sectoral guidance notes have been published by the Central Bank of Ireland for consultation purposes. Once finalised, it is expected that these guidance notes will be approved by the Minister for Justice, Equality and Defence, after consulting with the Minister for Finance. The 2010 Act introduced, inter alia, an obligation on designated persons to (i) apply customer due diligence procedures to their customers; (ii) identify and take risk based and adequate measures to verify beneficial ownership; and (iii) identify and apply enhanced customer due diligence requirements to non-resident politically exposed persons. The 2010 Act amended reporting requirements where a suspicious transaction report is necessitated. The 2010 Act also introduced a requirement for the authorisation of trust or company service providers. Analogously, Ireland, by means including the Criminal Justice (Terrorist Offences) Act 2005, applies EU and United Nations mandated restrictions on financial transfers with designated individuals and regimes and imposes criminal penalties for participating in the financing of terrorism.

Data Protection

The Data Protection Acts 1988 and 2003 (“DPAs”) regulate the disclosure and use of data relating to individual customers. The DPAs also require certain categories of “data controllers and data processors”, including financial institutions and insurance companies which process personal data, to register with the Irish Data Protection Commissioner. Each relevant Group company has implemented and monitors appropriate policies and procedures to ensure compliance with its obligations under the DPAs. The European Communities (Electronic Communications Networks and Services) (Data Protection and Privacy) Regulations 2003 (as amended) implement the EU Electronic Privacy Directive (2002/58/EC) and regulate marketing by electronic and other means. A new Personal Data Security Breach Code of Practice was issued by the Irish Data Protection Commissioner on 7 July 2010. That code sets out the requirements relating to the reporting of data security breaches.

4.3 United Kingdom

Regulation of AIB Group (UK) p.l.c.

AIB Group (UK) p.l.c. is a company incorporated in Northern Ireland and is authorised by the Financial Services Authority (“FSA”) under the Financial Services and Markets Act 2000 (“FSMA”) to carry on a wide range of regulated activities (including deposit taking, advising on investments (except pension transfers and pension opt outs), arranging deals in investments (including regulated mortgage contracts) and dealing in investments), for both professional and retail clients in the United Kingdom. It carries on business under the trading names “Allied Irish Bank (GB)” and “First Trust Bank” in Great Britain and Northern Ireland, respectively.

FSMA is the principal piece of legislation governing the establishment, supervision and regulation of financial services and markets in the United Kingdom. The FSA is currently the single regulator for the full range of financial business in the United Kingdom; it derives its powers under FSMA and the Financial Services Act 2010.

The FSA is responsible both for the prudential supervision and for the general supervision of AIB Group (UK) p.l.c.’s business in the United Kingdom. AIB Group (UK) p.l.c. must comply with the FSA’s prudential rules including rules relating to capital adequacy, limits on large exposures and liquidity; and the FSA’s non-prudential rules including rules relating to conduct of business, market

Governance & oversight - 4. Supervision & Regulation

conduct (including market abuse), money laundering and systems and controls. The FSA Handbook contains the rules and guidance issued by the FSA.

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

AIB Group (UK) p.l.c. subscribes to the Lending Code of the Lending Standards Board which is a self-regulatory code setting minimum standards of good practice in relation to lending, including loans, credit cards and current account overdrafts. The Lending Standards Board is the successor organisation to the Banking Code Standards Board and the Lending Code replaced the previous Banking Codes issued by the Banking Code Standards Board following the transfer of responsibilities for the conduct of business regulation for deposit taking and payment products to the FSA on 1 November 2009. As of 1 November 2009, the FSA has introduced the Banking Conduct of Business Sourcebook (“BCOBS”) which sets out the new regulatory framework of retail banking services in relation to the regulated activity of accepting deposits and activities connected with it. AIB Group (UK) p.l.c. is subject to BCOBS.

First Trust Independent Financial Advisers Ltd (a company incorporated in Northern Ireland) is authorised by the FSA to advise on and arrange certain investments, including pensions, insurance, securities and non-investment insurance contracts. As in the case of AIB Group (UK) p.l.c., the FSA is responsible both for the prudential supervision and for the general supervision of First Trust Independent Financial Advisers Ltd’s business in the United Kingdom. From 1 December 2009, new liquidity rules came into force in the United Kingdom and are contained in the FSA’s Prudential Sourcebook for Banks, Building Societies and Investment Firms. The new rules require all UK authorised banks (including UK branches of foreign banks), investment firms and building societies to enforce more rigorous systems and controls, hold greater liquidity safeguards and increase their liquidity reporting.

Regulation of AIB

Allied Irish Banks, p.l.c. is incorporated and has its head office in Ireland, and is licensed as a credit institution in Ireland by the Central Bank of Ireland. Pursuant to the Banking Consolidation Directive (Directive 2006/48/EC (the “BCD”)), Allied Irish Banks, p.l.c. has exercised its EU ‘passport’ rights to provide banking, treasury and corporate treasury services in the United Kingdom on a cross-border basis and through the establishment of branches (in the name of AIB).

In accordance with the BCD, the “Home State” regulator (here, the Central Bank of Ireland) has primary responsibility for the prudential supervision of credit institutions incorporated in Ireland. However, credit institutions exercising their ‘passport’ rights must comply with certain requirements (in particular, conduct of business rules) set by the ‘Host State’ regulator (here, the FSA). In addition, the FSA has a responsibility to co-operate with the Central Bank of Ireland in ensuring that branches of Irish credit institutions in the United Kingdom maintain adequate liquidity and take sufficient steps to cover risks arising from their open positions on financial markets in the United Kingdom.

Regulation of other AIB Group entities

Certain other AIB Group entities are authorised to carry on regulated activities by way of the right to provide cross-border services into the United Kingdom under the EU passport; however, they carry on an insignificant amount of business in the United Kingdom at present.

Market in Financial Instruments Directive (“MiFID”)

MiFID was implemented in the United Kingdom on 1 November 2007. The requirements of MiFID apply to all regulated AIB Group entities in the European Union that carry out a MiFID investment service or activity, for example arranging deals in financial instruments, dealing as agent or principal in financial instruments, providing investment advice and conducting portfolio management activities. MiFID is currently under review by the European Commission which proposes to publish its formal legislative proposals in mid 2011.

Insurance mediation

Dealing as agent, arranging deals in, making arrangement with a view to transactions in, assisting in the administration and performance of, advising on contracts of insurance and agreeing to do any of these things (“Insurance Mediation Activities”) are (subject to applicable exemptions) regulated activities under FSMA. Each of AIB Group (UK) p.l.c. and First Trust Independent Financial Advisers Ltd is authorised by the FSA to carry on all Insurance Mediation Activities.

Mortgage regulation

Entering into as lender, arranging, advising on and administering regulated mortgage contracts, and agreeing to do any of these things, are (subject to applicable exemptions) regulated activities under FSMA. AIB Group (UK) p.l.c. is authorised by the FSA to enter into as lender, arrange and administer (but not advise on) regulated mortgage contracts.

Deposit protection and investor compensation

The Financial Services Compensation Schemes (“FSCS”) is the UK’s compensation fund of last resort for customers of authorised financial services firms and protects claims in respect of deposits, insurance policies, insurance broking (for business on or after 14 January 2005), investment business and home finance (e.g. mortgage advising and arranging) (for business on or after 31 October 2004). FSCS may pay compensation, subject to its rules, if a firm is unable or likely to be unable to pay claims against it. However, there are limits to the protection available under the FSCS. The deposit compensation limit increased on 31 December 2010 to the sterling equivalent of 100 per cent. of the first € 100,000 per person, per firm. Eligible investment business and mortgage advice and arranging claimants against firms declared in default from 1 January 2010 are entitled to receive 100 per cent. compensation for financial loss up to £50,000. Compensation under the FSCS in respect of claims against insurance mediation firms are calculated on the basis of (i) claims in respect of liabilities subject to compulsory insurance, 100 per cent. of the claim and (ii) other insurance claims, 100 per cent. of the first £2,000 and 90 per cent. of the remainder of the claim against firms declared in default before 1 January 2010 and the maximum level of compensation for claims against firms declared in default on or after 1 January 2010 is 90 per cent. of the claim with no upper limit. Both AIB Group (UK) p.l.c. and First Trust Independent Financial Advisers Ltd are covered by the FSCS. Allied Irish Banks, p.l.c., as a bank operating in the United Kingdom under its EU passport, is not covered by the FSCS but, in accordance with the Deposit Guarantee Schemes Directive (Directive 94/19/EC), is covered by its home state (Ireland) deposit compensation scheme. See note 55 (i) and 55 (iii) ‘Summary of relationship with the Irish Government’.

Consumer credit

The Consumer Credit Act 1974, as amended (“CCA”) regulates the provision of certain secured and unsecured loans and ancillary credit businesses such as credit brokerage and debt collecting. A credit agreement is regulated by the CCA where (a) the borrower is or includes an “individual” as defined in the CCA; and (b) the credit agreement is not an exempt agreement under the CCA (for example, it is a regulated mortgage contract (as defined by the Financial Services and Markets Act 2000 (Regulated Activities) Order 2001)). The Office of Fair Trading (“OFT”) is responsible for the issue of licences under, and the superintendence of the working and the enforcement of, the CCA and other consumer protection legislation. Both Allied Irish Banks, p.l.c. and AIB Group (UK) p.l.c. hold current CCA licences. The EU Consumer Credit Directive (2008/48/EC) was implemented into UK legislation via, inter alia, the Consumer Credit (EC Directive) Regulations 2010 (SI 2010/1010). The majority of the provisions came into force on 1 February 2011, with a small number having come into force on 30 April 2010.

The Unfair Terms in Consumer Contracts Regulations 1999 (the ‘Unfair Terms Regulations’) apply to certain contracts for goods and services entered into with consumers, including mortgages and related products and services. The main effect of the Unfair Terms Regulations is that a non-negotiated contractual term covered by the Unfair Terms Regulations which is ‘unfair’ will not be enforceable against a consumer. The Unfair Terms Regulations will not generally affect terms which set out the subject matter of the contract, provided they are written in plain and intelligible language and are adequately drawn to the consumer’s attention.

Anti-money laundering

The third EU Anti-Money Laundering Directive (2005/60/EC) adopted by the European Union in October 2005 was implemented in the UK on 15 December 2007 via the Money Laundering Regulations 2007. The Money Laundering Regulations 2007 replaced the Money Laundering Regulations 2003 and carried forward the risk-based approach to money laundering as introduced by the Joint Money Laundering Steering Group (“JMLSG”). The JMLSG comprises of several major trade bodies from within the financial services industry and is responsible for publishing guidance notes on anti-money laundering procedures for the UK financial sector. The Money Laundering Regulations 2007 provide detailed obligations for designated persons, which included credit institutions, financial institutions, legal professionals and estate agents. For example, in relation to customer due diligence there is an explicit requirement for firms to undertake ongoing monitoring of business relationships and for firms to identify not just their customer but also the ultimate beneficial owner of the customer(s). Enhanced due diligence is expected to be carried out where a customer poses a higher risk of money laundering or terrorist financing. In addition to the Money Laundering Regulations 2007, other acts of the UK Parliament such as the Proceeds of Crime Act 2002, Terrorism Act 2000 and the Counter-Terrorism Act 2008 also combat money laundering/counter terrorist financing in the UK.

Governance & oversight - 4. Supervision & Regulation

Certain financial services developments during 2010

In response to the financial crisis in the United Kingdom, the UK Government has adopted a range of measures to provide support to UK credit institutions. Such support, subject to the fulfilment of certain criteria, could be available to AIB Group (UK) p.l.c. as a FSA authorised deposit-taker. In addition, there has been a strengthening of financial services regulation in the United Kingdom. Significant changes to the financial services supervisory structure are proposed with the proposed abolition of the FSA and establishment of new supervisory authorities including a Prudential Regulation Authority and a Financial Conduct Authority. The Financial Services Act 2010 places a duty on the FSA to make rules requiring financial institutions to create and maintain recovery and resolution plans in the event that they become financially vulnerable. In addition, the Financial Services Act 2010 expands the company law disclosure regime under which companies disclose details of the remuneration of directors, to include executive remuneration reports, and enables the FSA to implement some recommendations of the Walker Review on corporate governance. The FSA has expanded its controlled functions regime to, among others, require certain personnel in a firm’s parent undertaking who exercises significant influence over the firm to be approved by the FSA. The new rules were initially intended to come into effect on 1 May 2011 but the FSA has announced that it is deferring the implementation of these new rules until 1 July 2011 subject to a number of transitional provisions. The FSA has also expanded the scope of its Remuneration Code within the new rules coming into force on 1 January 2011.

Data protection

The Data Protection Act 1998 (“UKDPA”) is the primary legislation regarding the collection, use and disclosure of personal data relating to individuals in the United Kingdom. The UKDPA imposes a number of obligations on ‘data controllers’, including a requirement to notify the UK Information Commissioner’s Office and comply with eight data protection principles. Each relevant AIB Group company has implemented and monitored appropriate procedures to ensure compliance with its obligations under the UKDPA. Civil and criminal sanctions apply for contraventions of the UKDPA. These include the issuance of monetary penalty notices to a maximum of £500,000 by the UK Information Commissioner for serious contraventions of the UKDPA.

The UKDPA and the Privacy and Electronic Communications (EC Directive) Regulations 2003 are the main laws which regulate the use of personal data for marketing purposes by electronic means and automated calling system in the United Kingdom.

4.4 United States

Nature of the AIB Group’s activities

As a result of its operations in the United States, AIB is subject to extensive federal and state banking supervision and regulation. AIB engages in US banking activities directly through its branch in New York and through its representative offices.

Applicable federal and state banking laws and regulations

Under the US International Banking Act of 1978, as amended (the “IBA”), AIB is a foreign banking organisation and is treated as a bank holding company, as such terms are defined in the statute, and, as such, is subject to regulation by the Federal Reserve. AIB is a bank holding company within the meaning of the Bank Holding Company Act and is subject to regulation by the Federal Reserve. As a bank holding company that has not elected to be a “financial holding company”, AIB is generally required to limit its direct and indirect activities in the United States to banking activities and activities that the Federal Reserve has determined to be “so closely related to banking as to be a proper incident thereto”. AIB is required to obtain the prior approval of the Federal Reserve before making any investment that would give it ‘control’ over a US banking organisation, before acquiring 5 per cent. or more of the voting shares of any US non-banking company or before engaging in, directly or indirectly, certain non-banking activities.

AIB conducts corporate lending, treasury and other operations directly through various offices in major US cities. AIB’s New York branch is supervised by the Federal Reserve and the New York State Banking Department. Under the IBA, the Federal Reserve may terminate the activities of any US branch or agency of a foreign bank if it determines that the foreign bank is not subject to comprehensive supervision on a consolidated basis in its home country (unless the home country is making demonstrable progress toward establishing such supervision), or that there is reasonable cause to believe that such foreign bank or its affiliate has violated the law or engaged in an unsafe or unsound banking practice in the United States and, as a result of such violation or practice, the continued operation of the US office would be inconsistent with the public interest or with the purposes of federal banking laws.

Under the New York Banking Law, the New York State Banking Department may take possession of the business and property of a New York state-licensed branch under circumstances generally including violations of law, unsafe or unsound practices or insolvency.

Under US federal banking laws, state-licensed branches (such as AIB’s New York branch) may not, as a general matter, engage as a principal in any type of activity not permissible for their federally licensed counterparts, unless the Federal Reserve Board determines that the additional activity is consistent with sound banking practices. US federal and state banking laws also generally subject state branches to the same single-borrower lending limits that apply to federal branches or agencies, which are substantially similar to the lending limits applicable to national banks. These single-borrower lending limits are based on the worldwide capital of the entire foreign bank (i.e., AIB).

Anti-money laundering, anti-terrorism and economic sanctions regulations have become a major focus of US government policy relating to financial institutions and are rigorously enforced. Regulations applicable to AIB and its affiliates impose obligations to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering. In particular, Title III of the USA PATRIOT Act, as amended, requires financial institutions operating in the United States to (i) give special attention to correspondent and payable-through bank accounts, (ii) implement enhanced due diligence and “know your customer” standards for private banking and correspondent banking relationships, (iii) scrutinise the beneficial ownership and activity of certain non-US and private banking customers (especially for so-called politically exposed persons) and (iv) develop new anti-money laundering programmes, due diligence policies and controls to ensure the detection and reporting of money laundering. Such required compliance programmes are intended to supplement any existing compliance programmes under the Bank Secrecy Act and OFAC regulations.

OFAC administers and enforces economic and trade sanctions against targeted foreign countries, terrorists and international narcotics traffickers to carry out US foreign policy and national security objectives. Generally, the regulations require blocking of accounts and other property of specified countries, entities and individuals, and the prohibition of certain types of transactions (unless OFAC issues a licence) with specified countries, entities and individuals. Banks, including US branches of foreign banks, are expected to establish and maintain appropriate OFAC compliance programmes to ensure compliance with OFAC regulations.

Failure of a financial institution to maintain and implement adequate programmes to combat money laundering and terrorist financing could have serious legal and reputational consequences for the institution.

Applicable federal and state securities laws and regulations

AIB’s Ordinary Shares are listed on the New York Stock Exchange in the form of American Depositary Shares which are registered with the SEC. Like other registrants, AIB files reports required under the US Exchange Act and other information with the SEC, including Annual Financial Reports on Form 20-F and Current Reports on Form 6-K. On 30 July 2002, the President of the United States signed into law the Sarbanes-Oxley Act. The Sarbanes-Oxley Act imposes significant requirements on AIB and other SEC registrants. These include requirements with respect to the composition of AIB’s Audit Committee, the supervision of AIB’s auditors (and the services that may be provided by such auditors) and the need for personal certification by the chief executive officer and chief (principal) financial officer of Annual Financial Reports on Form 20-F, as well as the financial statements included in such reports and related matters.

Although subject to such requirements, the US Exchange Act and related SEC rules and regulations afford foreign private issuers, including AIB, relief from a number of requirements applicable to US registrants and, in certain respects, defers to the home country requirements of the company in question. AIB’s Annual Financial Reports on Form 20-F include disclosure of significant executive compensation and other disclosures applicable to AIB under Irish law, but these disclosures are not fully comparable with disclosure requirements applicable to US registrants. In addition, the SEC’s rules under the Sarbanes-Oxley Act are, in some respects, less burdensome on AIB and other foreign private issuers than they are on similarly situated US registrants. AIB’s Annual Financial Reports on Form 20-F also reflect compliance with the internal control and auditor attestation requirements applicable to AIB by virtue of Section 404 of the Sarbanes-Oxley Act.

Recent regulatory reform developments

On 21 July 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), which amongst other things, imposes certain limitations on banks engaging in proprietary trading activities, increases regulation of the over-the-counter derivatives market, establishes a consumer protection agency and establishes a mechanism for the orderly liquidation of large, failing financial institutions that threaten US financial stability. Many of the provisions of the Dodd-Frank Act require rulemaking by the applicable U.S. regulatory agency, such as the Federal Reserve Board (“FRB”), the SEC and the Commodity Futures Trading Commission (“CFTC”) before the related provisions of the Dodd-Frank Act become effective. The Dodd-Frank Act will result in significant changes in the regulation of the U.S. financial services industry, including reforming the financial supervisory and regulatory framework in the United States.

On 14 December 2010, the FRB, the Office of the Comptroller of the Currency (“OCC”) and the Federal Deposit Insurance Corporation (“FDIC”) approved a proposed rulemaking to implement certain provisions of Sections 171 (often referred to as the “Collins Amendment”) of the Dodd-Frank Act, which provides that capital requirements generally applicable to insured banks will serve as a floor for other capital requirements established by the FRB, OCC and FDIC. The final rule has not yet been issued.

4.5 Other locations

Smaller operations are undertaken in other locations that are also subject to the regulatory environment in those jurisdictions. In addition, discontinued operations are subject to the regulatory environment in which they operate.

Accounting policies*

1	Reporting entity

2	Statement of compliance

3	Basis of preparation

4	Basis of consolidation

5	Foreign currency translation

6	Interest income and expense recognition

7	Fee and commission income

8	Net trading income

9	Dividend income

10	Operating leases

11	Employee benefits

12	Non-credit risk provisions

13	Income tax, including deferred income tax

14	Impairment of property, plant and equipment, goodwill and intangible assets

15	Impairment of financial assets

16	Determination of fair value of financial instruments

17	Valuation of NAMA senior bonds

18	Financial assets

19	Financial liabilities

20	Property, plant and equipment

21	Intangible assets

22	Derivatives and hedge accounting

23	Non-current assets held for sale and discontinued operations

24	Financial assets held for sale to NAMA

25	Collateral and netting

26	Financial guarantees

27	Sale and repurchase agreements (including stock borrowing and lending)

28	Leases

29	Shareholders’ equity

30	Insurance and investment contracts

31	Segment reporting

32	Cash and cash equivalents

33	Prospective accounting changes

*	Forms an integral part of the audited financial statements.

The significant accounting policies that the Group applied in the preparation of the financial statements are set out in this section.

1 Reporting entity

Allied Irish Banks, p.l.c. (‘the parent company’) is a company domiciled in Ireland. The address of the Company’s registered office is Bankcentre, Ballsbridge, Dublin 4, Ireland. The consolidated financial statements include the financial statements of Allied Irish Banks, p.l.c. (the parent company) and its subsidiary undertakings, collectively referred to as the ‘Group’, where appropriate, including certain special purpose entities and are made up to the end of the financial year. The Group is primarily involved in retail and corporate banking, investment banking and the provision of asset management services.

2 Statement of compliance

The consolidated financial statements have been prepared in accordance with International Accounting Standards and International Financial Reporting Standards (collectively “IFRS”) both as issued by the International Accounting Standards Board (“IASB”) and subsequently adopted by the European Union (“EU”) and applicable for the year ended 31 December 2010. The accounting policies have been consistently applied by Group entities and are consistent with the previous year, unless otherwise described. The financial statements also comply with the Companies Acts 1963 to 2009 and the European Communities (Credit Institutions: Accounts) Regulations, 1992 (as amended) and the Asset Covered Securities Acts 2001 and 2007. The parent company financial statements have been prepared in accordance with both IFRS as issued by the IASB and subsequently adopted by the EU as applicable for the year ended 31 December 2010 and with Irish Statute. In publishing the parent company financial statements together with the Group financial statements, AIB has taken advantage of the exemption in paragraph 2 of the European Communities (Credit Institutions: Accounts) Regulations, 1992 not to present its parent company income statement, statement of comprehensive income and related notes that form part of these approved financial statements.

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

The financial statements comprise the consolidated income statement, the consolidated statement of comprehensive income, the consolidated and parent company statements of financial position, the consolidated and parent company statements of cash flows, and the consolidated and parent company statements of movements in equity together with the related notes. These notes also include financial instrument related disclosures which are required by IFRS 7 and revised IAS 1, contained in the Financial review and the Risk management sections of this Annual Financial Report. The information on those pages is identified as forming an integral part of the audited financial statements.

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of certain assets, liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. The estimates and assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Since management’s judgement involves making estimates concerning the likelihood of future events, the actual results could differ from those estimates. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future period affected. The estimates that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are in the areas of loan impairment and impairment of financial instruments; financial assets held for sale to NAMA; determination of the fair value of certain financial assets and financial liabilities; retirement benefit liabilities; financial asset and financial liability classification; impairment of goodwill; and the recoverability of deferred tax. In addition, the designation of financial assets and financial liabilities has a significant impact on their income statement treatment and could have a significant impact on reported income. A description of these estimates and judgments is set out within Financial review - Critical accounting policies. This section is identified as forming an integral part of the audited financial statements.

On 30 March 2010, the Group announced that certain of its investments were for sale, details of which are set out in note 18. Accordingly, the following changes to presentation have been made:

Accounting policies (continued)

3 Basis of preparation (continued)

(i)	Discontinued operations are shown as a single line item in: the consolidated income statement, the consolidated statement of cash flows and the consolidated statement of comprehensive income, both for the current period and all comparative periods presented;

(ii)	Disposal groups and non-current assets/liabilities are shown as single line items in the consolidated statement of financial position with no re-presentation of comparatives.

The assets and liabilities of discontinued operations are set out in note 24 and the cash flow impacts are set out in note 72.

AIB Group (UK) which was held for sale in March 2010 and previously presented as a discontinued operation, is now included with continuing operations following a decision in November 2010 to halt the sales process.

Going concern

The financial statements have been prepared on a going concern basis. There are a number of material economic, political and market risks and uncertainties that impact the Irish banking system which may cast significant doubt upon the Group’s ability to continue as a going concern. In making its assessment of the Group’s ability to continue as a going concern, the Board of Directors has taken into consideration the uncertainties that currently impact Irish financial institutions and the Group. These include the continuing ability to access funding from the Eurosystem funding and Central Bank of Ireland liquidity facilities to meet liquidity requirements and the commitment of the Government to provide the Group’s required capital.

Notwithstanding these uncertainties, the Directors, having considered the statement to the Dail (the lower house of the Irish parliament) by the Minister for Finance (‘the Minister’) on 31 March 2011 and also the terms of the EU/IMF memorandum of understanding, are satisfied that it continues to be appropriate to prepare the financial statements of the Group on a going concern basis based on the following risk mitigants:

•	the Government has indicated that it will ensure the Group is strongly capitalised, meeting a minimum level of 10.5% tier 1 capital in a base scenario and 6% in a stress scenario;

•

the Group’s access to liquidity and funding, particularly the availability of Eurosystem funding and Central Bank of Ireland liquidity facilities will enable it to meet its immediate and estimated funding requirements over the period; and

•

the Government has acknowledged the Group’s systemic importance and the actions of the Government to date indicate that it will continue to support the Irish financial system given its importance to the continued functioning of the Irish economy generally.

The continued deterioration of the Irish economy throughout 2010 has significantly and adversely affected the Group’s financial condition and performance and presents significant risks and challenges for the Group in the years ahead. The downgrading of the Group and sovereign credit ratings, the withdrawal of the Irish Government from the funding markets, the EU/IMF Programme of Financial Support for Ireland and the consequent withdrawal of funds from Irish banks have affected the Group’s funding position in 2010. There is a significant ongoing liquidity challenge for the Group and for the Irish banking system generally. These challenges have given rise to breaches of regulatory liquidity requirements in the later part of 2010 and ongoing breaches in 2011. The downgrade in credit ratings and the risk of a further sovereign or Group downgrade has limited the Group’s access to capital markets, as a result the Group has increased its recourse to Eurosystem financing facilities. At 31 December 2010, the Group had € 25.2 billion of collateralised funding from the European Central Bank and was accessing € 11.4 billion through non standard facilities with the Central Bank of Ireland. The Group expects that these facilities will continue to be available, if required, for the coming year.

On 31 March 2011, the Central Bank published the Financial Measures Programme Report which details the outcome of its review of the capital and funding requirements of domestic Irish banks.

This programme aims to place the Irish banking system in a position where it can fund itself and generate capital without undue reliance on the Irish and European public sectors, through a process of recapitalisation, deleveraging and reorganisation. Using a conservative approach, the Central Bank has set the following capital and liquidity requirements for the four banks examined under the programme.

Following the PCAR, AIB is required to raise € 13.3 billion in capital (€ 10.5 billion plus a € 2.8 billion capital buffer). This latest PCAR announcement subsumes all previous PCARs and ensures AIB will have capital buffers well in excess of the minimum core tier 1 requirements of 10.5% in a base case and 6% in a stressed case.

The Credit Institutions (Stabilisation) Act 2010 was passed in law on 21 December 2010. The Act provides the legislative basis for the reorganisation and restructuring of the Irish Banking system agreed in the joint EU/IMF programme for Ireland. The Act applies to banks who have received financial support from the State, Building Societies and Credit Unions. The Group by way of the Government Guarantee and direct capital injection has received such support. The Act provides broad powers to the Minister (in consultation with the Governor of the Central Bank of Ireland) to act on financial stability grounds to effect the restructuring action and recapitalisation measures envisaged in the programme. This allows the Minister to take actions required to bring about a domestic retail bank system that is proportionate to and focused on the Irish economy.

3 Basis of preparation (continued)

The Board’s assessment of the appropriateness of preparing the financial statements on the going concern basis has considered the Group’s business and funding plans taking into account:

•	the period over which the Irish economy is expected to recover from the current crisis;

•	the implementation of joint EU/IMF programme for Ireland;

•	the Group’s schedule of committed debt repayments;

•	the Group’s ability to continue to access liquidity and funding, in particular from the Eurosystem and Central Bank of Ireland liquidity facilities;

•

the ability of the Group to raise additional required capital in the financial markets, through other internal actions or failing that from the Irish Government to meet its required regulatory capital ratios; and

•	The ability of the Group to dispose of assets and/or increase its deposit base to meet the PLAR targets set by the Central Bank of Ireland.

The risks and uncertainties set out above and the options available to the Group have been considered by the directors in concluding that it is appropriate to prepare the financial statements on a going concern basis.

Adoption of new accounting standards

The following amendments to standards have been adopted by the Group during the year ended 31 December 2010.

Amendment to IFRS 2 - Group Cash-settled Share-based Payment Transactions

This amendment to IFRS 2 clarifies its scope and the accounting for group cash-settled share-based payment transactions in the separate or individual financial statements of the entity receiving the goods or services when that entity has no obligation to settle the share based payment transaction.

The application of this amendment did not have any impact on the separate financial statements of Allied Irish Banks, p.l.c. in 2010.

IFRS 3 Business Combinations (Revised) and IAS 27 Consolidated and Separate Financial Statements

IFRS 3 (Revised) introduces significant changes in the accounting for business combinations for which the acquisition date is on or after the beginning of the first annual financial reporting period beginning on or after 1 July 2009. The changes affect the valuation of non-controlling interests, the accounting for transaction costs, the initial recognition and subsequent measurement of a contingent consideration and business combinations achieved in stages. These changes impact the amount of goodwill recognised, the reported results in the period that an acquisition occurs and future reported results.

IAS 27 (Amended) requires that a change in the ownership interest of a subsidiary (without loss of control) is accounted for as a transaction with owners in their capacity as owners. Therefore, such transactions that increase the Group’s ownership interest will no longer give rise to goodwill, any transaction that reduces the Group’s ownership interest without loss of control will not give rise to a gain or loss. Furthermore, the amended standard changes the accounting for losses incurred by the subsidiary as well as the loss of control of a subsidiary.

Accounting policies (continued)

3 Basis of preparation (continued)

Adoption of new accounting standards (continued)

The changes in IFRS 3 (Revised) and IAS 27 (Amended) affect acquisitions and loss of control of subsidiaries and transactions with non-controlling interests within the Group after 1 January 2010. The changes in accounting policy are being applied prospectively and did not have any impact on the Group’s consolidated financial statements during 2010.

Amendment to IAS 24 - Related Parties Disclosures

As permitted in the amendment, the Group has partially early adopted the exemption for government-related entities included within the amendment to IAS 24-Related Parties Disclosures. This exemption removes the requirement for government-related entities to disclose details of all transactions with the Government and other government-related entities.

The amendment to this standard requires the reporting entity to disclose the following information about the transactions and related outstanding balances, as set out in the revised standard:

•	the name of the government and the nature or its relationship with the reporting entity (i.e. control, joint control or significant influence).

The following information in sufficient detail:

•	the nature and amount of each individually significant transaction;

•	for other transactions that are collectively, but not individually significant, a qualitative or quantitative indication of their nature and extent.

The Group has not early adopted other aspects of the amendment to IAS 24 that revise the definition of related parties. Therefore, the disclosures relating to other (non-government) related parties are provided on the same basis as in prior years.

Amendments to IAS 39 Financial Instruments: Recognition and Measurement - Eligible Hedged Items

The amendments clarify the application of existing principles that determine whether specific risks or portions of cash flows are eligible for designation in a hedging relationship.

The application of the amendments did not have any impact on the Group’s consolidated financial statements in 2010.

IFRIC 17 - Distribution of Non-Cash Assets to Owners

This interpretation provides guidance on accounting for arrangements whereby an entity distributes non-cash assets to shareholders.

The application of this IFRIC did not have any impact on the Group’s 2010 consolidated financial statements.

Improvements to IFRSs

The IASB issued ‘Improvements to IFRSs’ in both May 2008 and in April 2009, which comprise a collection of necessary but not urgent amendments to IFRSs.

The adoption of the following amendments resulted in changes to accounting policies but did not have any material impact on the financial position or performance of the Group for the year ended December 2010:

Issued in May 2008

IFRS 5 Non-current Assets Held for Sale and Discontinued Operations: clarifies that when a subsidiary is classified as held for sale, all its assets and liabilities are classified as held for sale, even when the investing entity retains a non-controlling interest after the sale transaction. This amendment was applied prospectively from 1 January 2010 and had no impact on the financial position or financial performance of the Group for 2010.

Issued in April 2009

IFRS 5 Non-current Assets Held for Sale and Discontinued Operations: clarifies that the disclosures required in respect of non-current assets and disposal groups, that are both classified as held for sale and in scope of the measurement requirements of IFRS 5, are the only disclosures required of that particular standard. In that situation disclosure requirements of other IFRSs, only apply if specifically required for such non-current assets or discontinued operations. Therefore as financial instruments are not in scope of IFRS 5 for measurement purposes the disclosure requirements of IFRS 7 continue to apply. This amendment is effective for annual periods beginning on or after 1 January 2010.

3 Basis of preparation (continued)

IFRS 8 Operating Segments: This amendment which is effective for annual periods beginning on or after 1 January 2010, clarifies that segment assets and liabilities need only be reported when those assets and liabilities are included in measures that are used by the chief operating decision maker. As the Group’s chief operating decision maker reviews segment assets and liabilities, the Group has continued to disclose this information.

IAS 7 Statement of Cash Flows: This amendment which is effective for annual periods beginning on or after 1 January 2010, states that only expenditure that results in recognising an asset can be classified as a cash flow from investing activities.

IAS 36 Impairment of Assets: The amendment which has been applied prospectively from 1 January 2010 clarifies that the largest unit permitted for allocating goodwill acquired in a business combination, is the operating segment as defined in IFRS 8 before aggregation for reporting purposes.

Other amendments resulting from Improvements to IFRSs which the Group adopted in 2010 did not have any impact on the accounting policies, financial position or performance of the Group.

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

The Group’s accounting policy prior to the application of the revised IFRS 3 was the purchase method of accounting to account for the acquisition of subsidiary undertakings. Arising from the adoption by the Group of the revised standard, acquisition of businesses are now accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition date fair value of assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree, and the equity interests issued by the Group in exchange for control of the acquiree. Acquisition related costs are generally recognised in the income statement as incurred. Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition date fair value of the identifiable assets acquired and liabilities assumed.

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

Transactions eliminated on consolidation

Intra-group balances and any unrealised income and expenses, arising from intra-group transactions are eliminated on consolidation. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment. Unrealised gains and losses on transactions with associated undertakings are eliminated to the extent of the Group’s interest in the investees.

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

•

since 1 January 2004, the Group’s date of transition to IFRS, all such exchange differences are included in the foreign currency translation reserve within shareholders’ equity. When a foreign operation is disposed of in full, the relevant amount of the foreign currency translation reserve is transferred to the income statement. When a subsidiary is partly disposed of, the foreign currency translation reserve is re-attributed to the non-controlling interest.

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

Interest income and expense presented in the income statement includes:-

•	Interest on financial assets and financial liabilities at amortised cost on an effective interest method;

•	Interest on financial investments available for sale on an effective interest method;

•	Net interest income and expense on qualifying hedge derivatives designated as cash flow hedges or fair value hedges which are recognised in interest income or interest expense; and

•	Interest income and funding costs of trading portfolio financial assets, excluding dividends on equity shares.

Accounting policies (continued)

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

The expense relating to equity settled share based payments is credited to the share based payments reserve in shareholders’ equity. Where the share based payment arrangements give rise to the issue of new shares, the proceeds of issue of the shares are credited to share capital (nominal amount) and share premium when the options are exercised. When the share based payment gives rise to the reissue of shares from treasury shares, the proceeds of issue are credited to the treasury shares reserve within shareholders’ equity. In addition, there is a transfer between the share based payment reserve and revenue reserves reflecting the cost of the share based payment already recognised in the income statement.

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

Contingent liabilities are possible obligations whose existence will be confirmed only by the occurrence of uncertain future events or present obligations where the transfer of economic benefit is uncertain or cannot be reliably estimated. Contingent liabilities are not recognised but are disclosed in the notes to the financial statements unless the possibility of the transfer of economic benefit is remote.

A provision is recognised for a constructive obligation where a past event has led to an obligating event. This obligating event has left the Group with little realistic alternative but to settle the obligation and the Group has created a valid expectation in other parties that it will discharge the obligation.

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

The principal temporary differences arise from depreciation of property, plant and equipment, revaluation of certain financial assets and financial liabilities including derivative contracts, provisions for pensions and other post retirement benefits, and in relation to acquisitions, on the difference between the fair values of the net assets acquired and their tax base.

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

14 Impairment of property, plant and equipment, goodwill and intangible assets

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

15 Impairment of financial assets

It is Group policy to make provisions for impairment of financial assets to reflect the losses inherent in those assets at the reporting date.

Impairment

The Group assesses at each reporting date whether there is objective evidence that a financial asset or a portfolio of financial assets is impaired. A financial asset or portfolio of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more loss events that occurred after the initial recognition of the asset and on or before the reporting date (‘a loss event’), and that loss event or events has had an impact such that the estimated present value of future cash flows is less than the current carrying value of the financial asset, or portfolio of financial assets.

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

Accounting policies (continued)

15 Impairment of financial assets (continued)

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

Loans and receivables renegotiated

Loans and receivables renegotiated are those facilities outstanding at the reporting date that, during the financial year have had their terms renegotiated, resulting in an upgrade from 91+ days past due or impaired status to performing status.

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

15 Impairment of financial assets (continued)

Financial investments available for sale

In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether impairment exists. Where such evidence exists, the cumulative net loss that had previously been recognised in other comprehensive income is recognised in the income statement as a reclassification adjustment. Reversals of impairment of equity securities are not recognised in the income statement and increases in the fair value of equity securities after impairment are recognised in other comprehensive income.

In the case of debt securities classified as available for sale, impairment is assessed on the same criteria as for all other financial assets. Impairment is recognised by transferring the cumulative loss that has been recognised directly in other comprehensive income to the income statement. Any subsequent increase in the fair value of an available for sale debt security is included in other comprehensive income unless the increase in fair value can be objectively related to an event that occurred after the impairment was recognised in the income statement, in which case the impairment loss or part thereof is reversed.

16 Determination of fair value of financial instruments

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

Valuations for negotiable instruments such as debt and equity securities are determined using bid prices for asset positions and offer prices for liability positions. Where securities are traded on an exchange, the fair value is based on prices from the exchange. The market for debt securities largely operates on an ‘over the counter’ basis which means that there is not an official clearing or exchange price for these security instruments. Therefore, market makers and/or investment banks (‘contributors’) publish bid and offer levels which reflect an indicative price that they are prepared to buy and sell a particular security. The Group’s valuation policy requires that the prices used in determining the fair value of securities quoted in active markets must be sourced from established market makers and/or investment banks.

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

Accounting policies (continued)

16 Determination of fair value of financial instruments (continued)

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

17 Valuation of NAMA senior bonds

NAMA senior bonds were received as consideration for financial assets transferred to NAMA. These bonds are designated as loans and receivables and are separately disclosed in the statement of financial position as ‘NAMA senior bonds’.

The bases for measurement, interest recognition and impairment are the same as those for loans and receivables (see accounting policy numbers, 6, 15 and 18).

At initial recognition, the bonds were measured at fair value. The bonds carry a guarantee of the Irish Government, however, they are not marketable instruments. The only secondary market activity in the instruments is their sale and repurchase (“repo”) to the European Central Bank (“ECB”) within the regular Eurosystem open market operations. The bonds are not traded in the market and there are no comparable bonds trading in the market.

The fair value on initial recognition was determined using a valuation technique. The absence of quoted prices in an active market required increased use of management judgement in the estimation of fair value. This judgement included but was not limited to: evaluating available market information; evaluating relevant features of the instruments which market participants would factor into an appropriate valuation technique; determining the cash flows generated by the instruments including cash flows from assumed repo transactions; identifying a risk free discount rate; and applying an appropriate credit spread.

The valuation technique and critical assumptions used were subject to internal review and approval procedures. While the Group believes its estimates of fair value are appropriate, the use of different measurements, valuation techniques or assumptions could give rise to the NAMA senior bonds being measured at a different valuation at initial recognition, with a consequent impact on the income statement.

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

The assets are recognised initially at fair value and transaction costs are taken directly to the income statement. Interest and dividends on assets within this category are reported in interest income, and dividend income, respectively. Gains and losses arising from changes in

18 Financial assets (continued)

fair value are included directly in the income statement within net trading income.

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

Parent Company financial statements: Investment in subsidiary and associated undertakings

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

Transfers of businesses or investments in subsidiary undertakings between members of the Group are measured at their carrying value at the date of the transaction, except where prohibited by company law or IFRS.

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

Accounting policies (continued)

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

Gains and losses on disposal of property, plant and equipment are included in the income statement.

It is Group policy not to revalue its property, plant and equipment.

(1)	Subject to the maximum remaining life of the lease.

21 Intangible assets

Goodwill

Goodwill may arise on the acquisition of subsidiary and associated undertakings. The excess arising on the cost of a business combination over the acquired interests in the net fair value of the identifiable assets, liabilities and contingent liabilities at the date of acquisition is capitalised as goodwill. For the purpose of calculating goodwill, fair values of acquired assets, liabilities and contingent liabilities are determined by reference to market values or by discounting expected future cash flows to present value. This discounting is performed either using market rates or by using risk-free rates and risk adjusted expected future cash flows.

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

22 Derivatives and hedge accounting

Derivatives, such as interest rate swaps, options and forward rate agreements, currency swaps and options, and equity index options are used for trading purposes while interest rate swaps, currency swaps, cross currency interest rate swaps and credit derivatives are used for hedging purposes.

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

Derivatives

Derivatives are measured initially at fair value on the date on which the derivative contract is entered into and subsequently remeasured at fair value. Fair values are obtained from quoted market prices in active markets, including recent market transactions, and from valuation techniques using discounted cash flow models and option pricing models as appropriate. Derivatives are included in assets when their fair value is positive, and in liabilities when their fair value is negative, unless there is the legal ability and intention to settle an asset and liability on a net basis.

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

Accounting policies (continued)

22 Derivatives and hedge accounting (continued)

Hedging

All derivatives are carried at fair value and the accounting treatment of the resulting fair value gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. Where derivatives are held for risk management purposes, and when transactions meet the criteria specified in IAS 39 ‘Financial Instruments: Recognition and Measurement’, the Group designates certain derivatives as either:

(1)	hedges of the fair value of recognised assets or liabilities or firm commitments (‘fair value hedge’); or

(2)	hedges of the exposure to variability of cash flows attributable to a recognised asset or liability, or a highly probable forecasted transaction (‘cash flow hedge’); or

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

Cash flow hedge accounting

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is initially recognised directly in other comprehensive income and included in the cash flow hedging reserve in the statement of changes in equity. The amount recognised in other comprehensive income is reclassed to profit or loss as a reclassification adjustment in the same period as the hedged cash flows affect profit or loss, and in the same line item in the statement of comprehensive income. Any ineffective portion of the gain or loss on the hedging instrument is recognised in the income statement immediately.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss recognised in other comprehensive income from the time when the hedge was effective remains in equity and is reclassified to the income statement as a reclassification adjustment as the forecast transaction affects profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was recognised in other comprehensive income from the period when the hedge was effective is reclassified from equity to the income statement.

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

Discontinued operations

A discontinued operation is a component of the Group’s business that represents a separate major line of business or geographical area of operations, or is a subsidiary acquired exclusively with a view to resale, that has been disposed of, has been abandoned or that meets the criteria to be classified as held for sale.

Discontinued operations are presented in the income statement (including comparatives) as a separate amount, comprising the total of the post tax profit or loss of the discontinued operations for the period together with any post-tax gain or loss recognised on the measurement to fair value less costs to sell, or on disposal of the assets/disposal groups constituting discontinued operations. In presenting interest income and interest expense and various expenses relating to discontinued operations, account is taken of the continuance or otherwise of these income statement items post disposal of the discontinued operation. Corporate overhead, which was previously allocated to the business being disposed of, is considered to be part of continuing operations. In the statement of financial position, the assets and liabilities of discontinued operations are shown within the caption ‘Disposal groups and non-current assets/(liabilities) held for sale’ separate from other assets and liabilities. On reclassification as discontinued operations, there is no restatement of prior periods for assets and liabilities.

Disposal groups and non-current assets held for sale

A non-current asset or a disposal group comprising assets and liabilities is classified as held for sale if it is expected that its carrying amount will be recovered principally through sale rather than through continuing use, it is available for immediate sale and sale is highly probable within one year. For the sale to be highly probable, the appropriate level of management must be committed to a plan to sell the asset or disposal group.

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

Impairment losses subsequent to classification of assets as held for sale are recognised in the income statement. Increases in fair value less costs to sell of assets that have been classified as held for sale are recognised in the income statement to the extent that the increase is not in excess of any cumulative impairment loss previously recognised in respect of the asset. Assets classified as held for sale are not depreciated.

Gains and losses on remeasurement and impairment losses subsequent to classification as disposal groups and non-current assets held for sale are shown within continuing operations in the income statement, unless they qualify as discontinued operations.

Disposal groups and non-current assets held for sale which are not classified as discontinued operations are presented separately from other assets and liabilities on the statement of financial position. Prior periods are not reclassified.

Accounting policies (continued)

24 Financial assets held for sale to NAMA

Assets that the Group believe will be transferred to NAMA are classified as financial assets held for sale to NAMA in the statement of financial position. These assets are measured on the same basis as prior to their classification as held for sale (see accounting policy number 18). Interest income and fee income for such assets are recognised on the same basis as for loans and receivables and will be recognised up to the date of derecognition (see accounting policy number 6). The impairment policy for loans and receivables as set out in accounting policy number 15 continues to apply.

However, where the transfer of loans to NAMA is deemed to be unavoidable and the discount pertaining to the transfer has been practically accepted by the Group, a provision is made for a constructive obligation and reported as a ‘provision for liabilities and commitments’ in both the income statement and the statement of financial position.

Additionally, the Group has been retained to service the assets following their transfer to NAMA. Accordingly, a provision has been made for a servicing liability which represents the difference between the projected cost of servicing these assets and the expected consideration to be received from NAMA. This provision forms part of the loss on transfer and will be amortised to the income statement over the period which the service is being provided.

Derecognition will take place on a date specified by NAMA for the legal transfer of the assets which will also be the date on which the risks and rewards inherent in these assets will transfer. The consideration received will be measured at fair value. The difference between the carrying value at the date of derecognition less any amount previously provided where the Group considered that it has a constructive obligation to sell and less the servicing provision and consideration received will be recognised in the income statement as a gain or loss in other operating income.

Other loans (currently designated as NAMA 2 by the Group) that may transfer to NAMA during 2011, are accounted for as ‘loans and receivables to customers’ due to:

•	the lack of clarity over the loans to be transferred;

•	the discount to be applied; and

•	the fact that legislation dealing with any possible transfer had not been enacted at 31 December 2010.

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

Share capital

Share capital represents funds raised by issuing shares in return for cash or other considerations. Share capital comprises ordinary shares, convertible non-voting shares and preference shares of the entity.

Share premium

When shares are issued at a premium whether for cash or otherwise, the excess of the amount received over the par value of the shares, is transferred to share premium.

Accounting policies (continued)

29 Shareholders’ equity (continued)

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

Other equity interests

Other equity interests relate to Reserve Capital Instruments and the fair value of the warrants attaching to the 2009 Preference Shares (note 51).

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

Foreign currency translation reserves

The foreign currency translation reserves represent the cumulative gains and losses on the retranslation of the Group’s net investment in foreign operations, at the rate of exchange at the year-end reporting date net of the cumulative gain or loss on instruments designated as net investment hedges.

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

Non-controlling interests

Non-controlling interests comprise both equity and other equity interests. Equity interests relate to the interests of outside shareholders in consolidated subsidiaries. Other equity interests relate to non-cumulative perpetual preferred securities issued by a subsidiary.

30 Insurance and investment contracts

In accounting for its interest in Aviva Life Holdings Ireland Limited (“ALH”) formerly Hibernian Life Holdings Limited, the Group has classified its Long Term Assurance business in accordance with IFRS 4 ‘Insurance Contracts’. Insurance contracts are those contracts containing significant insurance risk. In the case of life contracts, insurance risk exists if the amount payable on the occurrence of an insured event exceeds the assets backing the contract, or could do so in certain circumstances, and the product of the

30 Insurance and investment contracts (continued)

probability of the insured event occurring and the excess amount payable has commercial substance. In particular, guaranteed equity bonds which guarantee a return of the original premium irrespective of the current value of the backing assets are deemed to be insurance contracts notwithstanding that at the year-end reporting date there may be no excess of the original premium over the backing assets. Investment contracts are contracts that do not have significant insurance risk.

Insurance contracts

The Group accounts for its insurance contracts using the Market Consistent Embedded Value Principles (“MCEV”), published by the CFO Forum. The embedded value comprises two components: the net assets attributable to the Group and the present value of the in-force business (“VIF”). The change in the VIF before tax is accounted for as revenue. The value is estimated as the net present value of future cash flows attributable to the Group before tax, based on the market value of the assets at the year-end reporting date, using assumptions that reflect experience and a long-term outlook for the economy and then discounting at an appropriate risk free yield curve rate.

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

31 Segment reporting

An operating segment is a component of the Group that engages in business activities from which it earns revenues and incurs expenses. The Group has identified reportable segments on the basis of internal reports about components of the Group that are regularly reviewed by the Chief Operating Decision Maker (“CODM”) in order to allocate resources to the segment and assess its performance. Based on this identification, the reportable segments are the operating divisions within the Group, the head of each being a member of the Group Executive Committee (“GEC”). The GEC is the CODM and it relies primarily on the management accounts to assess performance of the reportable segments and when making resource allocation decisions.

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

33 Prospective accounting changes

The following legislative changes and new accounting standards or amendments to standards approved by the IASB in 2010 (but not early adopted by the Group) will impact the Group’s financial reporting in future periods. If applicable they will be adopted in 2011.

The IASB issued ‘Improvements to IFRSs in May 2010, which comprise a collection of necessary but not urgent amendments to IFRSs. The amendments have not been adopted as they become effective for annual periods on or after either 1 July 2010 or 1 January 2011. These amendments are not expected to have a material impact on the Group’s financial statements.

Accounting policies (continued)

33 Prospective accounting changes (continued)

The following will be applied in 2011:

Amendment to IAS 24 – Related Party Disclosures

This amendment simplifies the definition of a related party, clarifying its intended meaning and eliminating inconsistencies from the definition. It also provides a partial exemption from the disclosure requirements for government-related entities which, as permitted by the amendment, has been early adopted by the Group in 2010. The remainder of the amendment will impact upon the disclosure of certain related party relationships, transactions and outstanding balances, including commitments in the financial statements of the Group.

Amendment to IAS 32 – Financial Instruments: Presentation-Classification of rights issues

The amendment which is effective for annual periods beginning on or after 1 February 2010, states that if rights issues are issued by an entity pro rata to all existing shareholders in the same class for a fixed amount of currency, they should be classified as equity regardless of the currency in which the exercise price is denominated. This amendment is not expected to have a material impact on the Group’s financial statements.

Amendment to IFRIC 14 – Prepayments of a Minimum Funding Requirement

The amendment which is effective for annual periods beginning on or after 1 January 2011 corrects an unintended consequence of IFRIC 14 IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction. Without the amendment, in some circumstances entities would not be permitted to recognise as an asset some voluntary prepayments for minimum funding contributions. This was not intended when IFRIC 14 was issued, and the amendment corrects the problem. The revision will allow such prepayments to be recorded as assets in the statement of financial position. This IFRIC is not expected to have a material impact on the Group.

IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments

This IFRIC which is effective for annual periods beginning on or after 1 July 2010, clarifies the requirements of International Financial Reporting Standards (“IFRSs”) when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity’s shares or other equity instruments to settle the financial liability fully or partially. The impact on the Group will be dependent on the nature of any future liability management actions, undertaken by the Group.

Amendment to IFRS 7 – Financial Instruments: Disclosures

The amendment to IFRS 7 clarifies the required level of disclosure about credit risk and collateral held and provides relief from disclosures previously required regarding renegotiated loans.

Amendments to IAS 34 – Interim Financial Reporting

These amendments, which are effective for annual periods beginning on or after 1 January 2011, emphasise the principle in IAS 34 that disclosures about significant events and transactions in interim periods should update the relevant information presented in the most recent annual financial report. Additional disclosure requirements included in the amendment will require the Group to disclose:

•	transfers between levels of the ‘fair value hierarchy’ used in measuring the fair value of financial instruments;

•	changes in the classification of financial assets as a result of a change in the purpose or use of those assets;

•

changes in the business or economic circumstances that affect the fair value of the entity’s financial assets and financial liabilities; whether those assets or liabilities are recognised at fair value or amortised cost; and

•	changes in contingent liabilities or contingent assets.

The following will be applied in 2012:

Amendments to IAS 12 – Deferred Tax: Recovery of Underlying Assets

These amendments provide a practical approach for measuring deferred tax assets and deferred tax liabilities when investment property is measured using the fair value model in IAS 40 Investment Property.

The amendments introduce a presumption that an investment property is recovered entirely through sale. However, this presumption may be rebutted. As a result of the amendments, SIC-21 Income Taxes-Recovery of Revalued Non-Depreciable Assets would no longer apply to investment properties carried at fair value. The amendments also incorporate into IAS 12 the remaining guidance previously contained in SIC-21 which is accordingly withdrawn.

The Group will apply these amendments for annual periods beginning on or after 1 January 2012.

Amendments to IFRS 7 – Disclosures – Transfers of Financial Assets

These amendments which are effective for annual periods beginning on or after 1 July 2011, comprise additional disclosures on transfer transactions of financial assets (for example securitisations), including possible effects of any risks that may remain with the transferor or the assets. Additional disclosures are also required if a disproportionate amount of transfer transactions are undertaken around the end of a reporting period. These amendments have been approved by the IASB, but have yet to be endorsed by the EU. The impact on the Group will be dependent on any such future financial assets transfers.

33 Prospective accounting changes (continued)

The following will be applied in 2013:

IFRS 9 Financial instruments

Phase 1: Classification and measurement

In November 2009, the IASB issued IFRS 9 ‘Financial Instruments’, effective for accounting periods beginning on or after 1 January 2013, to address the classification and measurement of financial assets. This is the first phase of its project to replace IAS 39 and simplify the accounting for financial instruments.

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

On 28 October 2010, the IASB reissued IFRS 9, incorporating new requirements on accounting for financial liabilities, and carrying over from IAS 39 the requirements for derecognition of financial assets and financial liabilities.

•

IFRS 9 does not change the basic accounting model for financial liabilities under IAS 39. Two measurement categories continue to exist: fair value through profit or loss (“FVTPL”) and amortised cost. Financial liabilities held for trading are measured at FVTPL, and all other financial liabilities are measured at amortised cost unless the fair value option is applied.

•	The basic premise for the derecognition model in IFRS 9 (carried over from IAS 39) is to determine whether the asset under consideration for derecognition is:

•	an asset in its entirety or

•	specifically identified cash flows from an asset (or a group of similar financial assets) or

•	a fully proportionate (pro rata) share of the cash flows from an asset (or a group of similar financial assets) or

•	a fully proportionate (pro rata) share of specifically identified cash flows from a financial asset (or a group of similar financial assets).

•

A financial liability should be removed from the statement of financial position when, and only when, it is extinguished, that is, when the obligation specified in the contract is either discharged or cancelled or expires.

•

All derivatives, including those linked to unquoted equity investments, are measured at fair value. Value changes are recognised in profit or loss unless the entity has elected to treat the derivative as a hedging instrument in accordance with IAS 39, in which case the requirements of IAS 39 apply.

IFRS 9 requires gains and losses on financial liabilities designated as at fair value through profit or loss to be split into the amount of change in the fair value that is attributable to changes in the credit risk of the liability, which should be presented in other comprehensive income, and the remaining amount of change in the fair value of the liability which should be presented in profit or loss.

Phase 2: Impairment of financial assets

Subsequent to the issue of IFRS 9 in November 2009, the IASB issued an exposure draft of its proposals for changes to the impairment rules for financial assets measured at amortised cost. The proposals are intended to result in the earlier recognition of impairment losses. The model proposed in the exposure draft is an ‘expected loss model’. Under that model, expected losses are recognised throughout the life of a loan or other financial asset measured at amortised cost, not just after a loss event has been identified. The expected loss model avoids what many see as a mismatch under the incurred loss model – front-loading of interest revenue (which includes an amount to cover the lender’s expected loan loss) while the impairment loss is recognised only after a loss event occurs.

This exposure draft is expected to be incorporated into IFRS 9 with the effective date currently set at January 2013 with comparative information required.

Phase 3: Hedge accounting

In December 2010 the IASB issued an exposure draft on hedge accounting which will ultimately be incorporated into IFRS 9. The exposure draft proposes a model for hedge accounting that aims to align accounting with risk management activities. It is proposed that the financial statements will reflect the effect of an entity’s risk management activities that uses financial instruments to manage exposures arising from particular risks that could affect profit or loss. This aims to convey the context of hedge instruments to allow insight into their purpose and effect.

It is expected that by the end of June 2011, IFRS 9 will be a complete replacement for IAS 39. Whilst the impacts on Group reporting are expected to be significant, these have not yet been determined.

IFRS Practice Statement – Management Commentary

In December 2010, the IASB issued the IFRS Practice Statement Management Commentary. The Practice Statement provides a broad, non-binding framework for the presentation of management commentary and is designed to promote good practice in financial reporting and to promote comparability across entities that present management commentary.

The objective of the Practice Statement is to assist management in presenting useful management commentary that relates to financial statements that have been prepared in accordance with IFRSs.

Consolidated income statement
for the year ended 31 December 2010

	Notes		2010 € m	2009 € m	2008 € m
Continuing operations
Interest and similar income	2		4,609	5,854	9,317
Interest expense and similar charges	2		2,765	2,982	5,925

Net interest income	2		1,844	2,872	3,392
Dividend income	3		1	4	7
Fee and commission income	4		585	636	728
Fee and commission expense	4		(88)	(184)	(76)
Net trading loss	5		(201)	(40)	(86)
Gain on redemption of subordinated liabilities and other capital instruments	6		372	623	—
Loss on transfer of financial instruments to NAMA	7		(5,969)	—	—
Other operating income	8		99	195	176
Other (loss)/income			(5,201)	1,234	749

Total operating income			(3,357)	4,106	4,141
Administrative expenses	9		1,469	1,395	1,747
Impairment and amortisation of intangible assets	38		126	69	70
Depreciation of property, plant and equipment	39		54	58	68
Total operating expenses			1,649	1,522	1,885

Operating (loss)/profit before provisions			(5,006)	2,584	2,256
Provisions for impairment of loans and receivables	29		6,015	5,242	1,724
Provisions for liabilities and commitments	46		1,029	1	(4)
Provisions for impairment of financial investments available for sale	12		74	24	29

Operating (loss)/profit			(12,124)	(2,683)	507
Associated undertakings	35		18	(3)	2
Profit on disposal of property	13		46	23	10
Construction contract income	14		—	1	12
(Loss)/profit on disposal of businesses	15		(11)	—	106

(Loss)/profit before taxation from continuing operations			(12,071)	(2,662)	637
Income tax (income)/expense from continuing operations	17		(1,710)	(373)	69

(Loss)/profit after taxation from continuing operations			(10,361)	(2,289)	568
Discontinued operations
Profit/(loss) after taxation from discontinued operations	18		199	(45)	322

(Loss)/profit for the period			(10,162)	(2,334)	890

Attributable to:
Owners of the parent:
(Loss)/profit from continuing operations			(10,361)	(2,309)	520
Profit/(loss) from discontinued operations			129	(104)	252

(Loss)/profit for the period attributable to owners of the parent			(10,232)	(2,413)	772
Non-controlling interests:
Profit from continuing operations			—	20	48
Profit from discontinued operations	19		70	59	70

Profit for the period attributable to non-controlling interests			70	79	118

			(10,162)	(2,334)	890

Basic (loss)/earnings per share
Continuing operations	20	(a)	(571.1c )	(203.5c )	54.8c
Discontinued operations	20	(a)	7.1c	(11.7c )	28.6c
			(564.0c )	(215.2c )	83.4c
Diluted (loss)/earnings per share
Continuing operations	20	(b)	(571.1c )	(203.5c )	54.7c
Discontinued operations	20	(b)	7.1c	(11.7c )	28.6c
			(564.0c )	(215.2c )	83.3c

David Hodgkinson, Executive Chairman; Stephen Kingon, Director; Anne Maher, Director; David O’Callaghan, Secretary.

Consolidated statement of comprehensive income
for the year ended 31 December 2010

	Notes	2010 € m	2009 € m	2008 € m
(Loss)/profit for the period		(10,162)	(2,334)	890
Other comprehensive income
Continuing operations
Exchange translation adjustments	49	89	127	(512)
Net change in cash flow hedges, net of tax	49	(41)	(65)	686
Net change in fair value of available for sale securities, net of tax	49	(813)	219	(381)
Net actuarial gains/(losses) in retirement benefit schemes, net of tax	11	1	174	(706)
Share of other comprehensive income of associates, net of tax		(13)	—	—
Other comprehensive income for the period, net of tax, from continuing operations		(777)	455	(913)

Discontinued operations
Exchange translation adjustments	49	50	31	(143)
Net change in cash flow hedges, net of tax	49	—	4	(8)
Net change in fair value of available for sale securities, net of tax	49	3	19	(2)
Share of other comprehensive income of associates, net of tax		218	(40)	73
Other comprehensive income for the period, net of tax, from discontinued operations		271	14	(80)

Total comprehensive income for the period		(10,668)	(1,865)	(103)

Attributable to:
Owners of the parent:
Continuing operations		(11,138)	(1,854)	(393)
Discontinued operations		385	(113)	231
		(10,753)	(1,967)	(162)
Non-controlling interests:
Continuing operations		—	20	48
Discontinued operations		85	82	11
		85	102	59

Total comprehensive income for the period		(10,668)	(1,865)	(103)

David Hodgkinson, Executive Chairman; Stephen Kingon, Director; Anne Maher, Director; David O’Callaghan, Secretary.

Consolidated statement of financial position
as at 31 December 2010

	Notes	2010 € m	2009 € m
Assets
Cash and balances at central banks	59	3,686	4,382
Items in course of collection		273	251
Financial assets held for sale to NAMA	23	1,937	19,212
Disposal groups and non-current assets held for sale	24	13,911	50
Trading portfolio financial assets	25	33	296
Derivative financial instruments	26	3,315	6,071
Loans and receivables to banks	27	2,943	9,093
Loans and receivables to customers	28	86,350	103,341
NAMA senior bonds	31	7,869	—
Financial investments available for sale	32	20,825	25,336
Financial investments held to maturity	33	—	1,586
Interests in associated undertakings	35	283	1,641
Intangible assets and goodwill	38	193	782
Property, plant and equipment	39	348	536
Other assets		264	456
Current taxation		30	57
Deferred taxation	40	2,384	583
Prepayments and accrued income		578	641

Total assets		145,222	174,314

Liabilities
Deposits by central banks and banks(1)	41	49,869	33,333
Customer accounts	42	52,389	83,953
Financial liabilities held for sale to NAMA	23	—	3
Disposal groups held for sale	24	11,548	—
Trading portfolio financial liabilities	43	—	23
Derivative financial instruments	26	3,020	5,520
Debt securities in issue	44	15,664	30,654
Current taxation		21	65
Other liabilities	45	1,499	3,025
Accruals and deferred income		991	1,027
Retirement benefit liabilities	11	400	714
Provisions for liabilities and commitments	46	1,141	76
Subordinated liabilities and other capital instruments	47	4,331	4,586

Total liabilities		140,873	162,979

Shareholders’ equity
Share capital	48	3,965	329
Share premium	48	5,089	4,975
Other equity interests	51	239	389
Reserves		(330)	935
Profit and loss account		(5,304)	4,081
Shareholders’ equity		3,659	10,709
Non-controlling interests in subsidiaries	52	690	626

Total shareholders’ equity including non-controlling interests		4,349	11,335

Total liabilities, shareholders’ equity and non-controlling interests		145,222	174,314

(1)	This includes € 38,616 million of Central Banks borrowings (2009: € 13,542 million).

David Hodgkinson, Executive Chairman; Stephen Kingon, Director; Anne Maher, Director; David O’Callaghan, Secretary.

Statement of financial position of Allied Irish Banks, p.l.c.
as at 31 December 2010

	Notes	2010 € m	2009 € m
Assets
Cash and balances at central banks	59	2,007	2,589
Items in course of collection		134	127
Financial assets held for sale to NAMA	23	578	15,991
Disposal groups and non-current assets held for sale	24	84	43
Trading portfolio financial assets	25	33	120
Derivative financial instruments	26	3,534	5,465
Loans and receivables to banks	27	45,961	58,816
Loans and receivables to customers	28	63,496	67,928
NAMA senior bonds	31	7,869	—
Financial investments available for sale	32	19,319	22,178
Interests in associated undertakings		15	957
Investments in Group undertakings	37	2,197	1,969
Intangible assets	38	185	290
Property, plant and equipment	39	295	326
Other assets		152	245
Current taxation		30	61
Deferred taxation	40	1,836	469
Prepayments and accrued income		499	816

Total assets		148,224	178,390

Liabilities
Deposits by central banks and banks(1)	41	73,605	62,268
Customer accounts	42	49,489	72,697
Financial liabilities held for sale to NAMA	23	—	3
Disposal groups held for sale		2	—
Trading portfolio financial liabilities	43	—	22
Derivative financial instruments	26	3,399	5,104
Debt securities in issue	44	12,611	23,261
Current taxation		10	24
Other liabilities	45	414	1,597
Accruals and deferred income		861	1,160
Retirement benefit liabilities	11	342	565
Provisions for liabilities and commitments	46	386	48
Subordinated liabilities and other capital instruments	47	4,193	4,450

Total liabilities		145,312	171,199

Shareholders’ equity
Share capital	48	3,965	329
Share premium	48	5,089	4,975
Other equity interests	51	239	389
Reserves		(454)	330
Profit and loss account		(5,927)	1,168
Shareholders’ equity		2,912	7,191

Total liabilities and shareholders’ equity		148,224	178,390

(1)	This includes € 35,866 million of Central Banks borrowings (2009: € 12,042 million).

David Hodgkinson, Executive Chairman; Stephen Kingon, Director; Anne Maher, Director; David O’Callaghan, Secretary.

Consolidated statements of cash flows
for the year ended 31 December 2010

		Group			Allied Irish Banks, p.l.c.
	Notes	2010 € m	2009 € m	2008 € m	2010(4) € m	2009(4) € m	2008(4) € m
Reconciliation of (loss)/profit before taxation to net cash (outflow)/inflow from operating activities
(Loss)/profit for the period from continuing operations before taxation		(12,071)	(2,662)	637	(8,448)	(2,726)	1,067
Adjustments for:
Gain on redemption of subordinated liabilities and other capital instruments	6	(372)	(623)	—	(372)	(282)	—
(Loss)/profit on disposal of businesses	15	11	—	(106)	—	—	(106)
Construction contract income	14	—	(1)	(12)	—	—	—
Profit on disposal of property, plant and equipment	8 & 13	(45)	(19)	(10)	(42)	(21)	(9)
Dividend income		(5)	(8)	—	(1,161)	(896)	(540)
Associated undertakings	35	(18)	3	(2)	—	—	—
Impairment of associated undertakings		—	—	—	52	108	57
Profit on disposal of associated undertakings		—	—	—	(577)	—	—
Provisions for impairment of loans and receivables	29	6,015	5,242	1,724	4,991	4,608	1,388
Loss on transfer of financial instruments to NAMA	7	5,969	—	—	5,599	—	—
Provisions for liabilities and commitments	46	1,029	1	(4)	294	1	(4)
Provisions for impairment of financial investments available for sale	12	74	24	29	58	21	25
Increase/(decrease) in other provisions		58	(6)	26	59	2	3
Depreciation, amortisation and impairment		180	127	138	170	112	121
Interest on subordinated liabilities and other capital instruments	2	382	275	249	382	248	198
Profit on disposal of financial investments available for sale	8	(88)	(174)	(130)	(87)	(169)	(117)
Share based payments		—	1	3	—	(2)	(4)
Amortisation of premiums and discounts		(13)	(15)	(4)	(12)	(16)	(4)
(Increase)/decrease in prepayments and accrued income		(115)	370	32	250	254	(38)
(Decrease) in accruals and deferred income		(79)	(425)	(309)	(453)	(369)	(10)

		912	2,110	2,261	703	873	2,027

Net increase/(decrease) in deposits by central banks and banks		16,703	7,568	(3,904)	10,136	9,348	698
Net (decrease)/increase in customer accounts		(22,908)	(9,573)	13,815	(24,507)	(5,547)	14,157
Net decrease/(increase) in loans and receivables to customers(1)		7,733	3,578	(9,143)	3,189	1,291	(7,544)
Net (increase)/decrease in loans and receivables to banks		353	(1,116)	10	7,483	(8,743)	(6,420)
Net decrease/(increase) in trading portfolio financial assets/liabilities		85	(30)	1,605	81	(31)	1,599
Net decrease/(increase) in derivative financial instruments		210	341	(599)	189	382	(356)
Net (increase)/decrease in items in course of collection		(19)	30	70	(7)	24	52
Net (decrease) in debt securities in issue		(15,728)	(7,166)	(2,287)	(11,280)	(3,299)	(3,693)
Net decrease/(increase) in notes in circulation		24	54	(109)	—	—	—
Net decrease in other assets		109	184	672	112	208	435
Net (decrease)/increase in other liabilities		(1,564)	730	1,057	(1,276)	408	764
Effect of exchange translation and other adjustments(2)		231	(709)	488	(632)	46	503

Net cash (outflow)/inflow from operating assets and liabilities		(14,771)	(6,109)	1,675	(16,512)	(5,913)	195

Net cash (outflow)/inflow from operating activities before taxation		(13,859)	(3,999)	3,936	(15,809)	(5,040)	2,222
Taxation paid		(36)	30	(259)	(2)	(2)	(106)

Net cash (outflow)/inflow from operating activities		(13,895)	(3,969)	3,677	(15,811)	(5,042)	2,116
Investing activities (note a)		4,576	4,572	(4,465)	5,648	4,887	(3,024)
Financing activities (note b)		3,446	3,180	(522)	3,446	3,242	(423)
Net cash from discontinued operations	72	—	(324)	(109)	—	—	—

(Decrease)/increase in cash and cash equivalents		(5,873)	3,459	(1,419)	(6,717)	3,087	(1,331)
Opening cash and cash equivalents		12,067	8,522	10,427	10,139	6,984	8,951
Reclassified to disposal groups and non-current assets held for sale		(716)	—	—	—	—	—
Effect of exchange translation adjustments		234	86	(486)	196	68	(636)

Closing cash and cash equivalents(3)		5,712	12,067	8,522	3,618	10,139	6,984

Consolidated statements of cash flows (continued) for the year ended 31 December 2010

	Group				Allied Irish Banks, p.l.c.
	Notes	2010 € m	2009 € m	2008 € m	2010(4) € m	2009(4) € m	2008(4) € m
(a) Investing activities
Purchase of financial investments available for sale	32	(6,241)	(3,803)	(17,909)	(5,930)	(3,795)	(16,591)
Proceeds from sales and maturity of financial investments available for sale	32	9,305	8,448	13,632	8,939	8,360	13,475
Additions to property, plant and equipment	39	(25)	(52)	(86)	(21)	(48)	(80)
Disposal of property, plant and equipment		87	42	21	81	39	18
Additions to intangible assets	38	(23)	(71)	(125)	(23)	(68)	(123)
Disposal of intangible assets		1	—	—	1	—	—
Additions to investment in associated undertakings	35	—	—	(3)	—	—	(220)
Disposal of investment in associated undertakings	18 & 35	1,467	—	4	1,467	—	—
Investment in Group undertakings		—	—	—	(27)	(501)	(44)
Dividends received from subsidiary companies		—	—	—	1,118	834	485
Disposal/redemption of investment in businesses and subsidiaries		—	—	114	—	4	114
Dividends received from associated undertakings		5	8	—	43	62	55
Investment in business		—	—	(113)	—	—	(113)

Cash flows from investing activities		4,576	4,572	(4,465)	5,648	4,887	(3,024)

(b) Financing activities
Net proceeds of issue of shares to the NPRFC	48	3,698	—	—	3,698	—	—
Issue of 2009 preference shares	48	—	3,467	—	—	3,467	—
Re-issue of treasury shares	48	—	—	10	—	—	10
Issue of subordinated liabilities		—	—	885	—	—	885
Cost of redemption of capital instruments	6	(5)	(8)	—	(5)	(3)	—
Redemption of subordinated liabilities and other capital instruments		—	—	(356)	—	—	(356)
Interest paid on subordinated liabilities and other capital instruments		(247)	(215)	(255)	(247)	(178)	(203)
Equity dividends paid on ordinary shares	22	—	—	(720)	—	—	(721)
Dividends paid on other equity interests	21	—	(44)	(38)	—	(44)	(38)
Dividends paid to non-controlling interests	19	—	(20)	(48)	—	—	—

Cash flows from financing activities		3,446	3,180	(522)	3,446	3,242	(423)

(1)	Net decrease/(increase) in loans and receivables to customers includes financial assets held for sale to NAMA.
(2)

Included within the effect of exchange translation and other adjustments are amounts in respect of pension contributions of € 375 million (2009: € 170 million; 2008: € 189 million). For Allied Irish Banks, p.l.c. € 293 million (2009: € 147 million; 2008:€ 100 million).

(3)

The 2009 and 2008 consolidated statements of financial position have not been restated to reclassify cash and cash equivalents within disposal groups of discontinued operations. The closing amounts are as per the previously published 2009 Annual Financial Report.

(4)	Included within dividends, impairment charges and investment in associated undertakings are amounts in respect of discontinued operations for the cash flow statements of Allied Irish Banks, p.l.c.

Consolidated statement of changes in equity

	Attributable to equity holders of the parent
	Share capital € m	Share premium € m	Other equity interests € m	Capital reserves € m	Revaluation reserves € m	Available for sale securities reserves € m	Cash flow hedging reserves € m	Revenue reserves € m	Foreign currency translation reserves € m	Treasury shares € m	Share based payments reserves € m	Total € m	Non- controlling interests € m	Total € m
2010
At 1 January 2010	329	4,975	389	683	33	(259)	478	5,103	(644)	(462)	84	10,709	626	11,335
Total comprehensive income for the period (note 49)	—	—	—	—	—	(785)	(41)	(10,244)	317	—	—	(10,753)	85	(10,668)
Ordinary shares issued in lieu of dividend (note 48)	63	(63)	—	—	—	—	—	—	—	—	—	—	—	—
Issue of ordinary shares (note 48)	216	34	—	—	—	—	—	—	—	—	—	250	—	250
Issue of convertible non-voting shares (note 48)	3,357	143	—	—	—	—	—	—	—	—	—	3,500	—	3,500
Cancellation of warrants (note 48)	—	—	(150)	—	—	—	—	98	—	—	—	(52)	—	(52)
Dividends on other equity interests	—	—	—	—	—	—	—	—	—	—	—	—	(21)	(21)
Share based payments	—	—	—	—	—	—	—	54	—	—	(54)	—	—	—
Other movements	—	—	—	(430)	(9)	—	—	444	—	—	—	5	—	5

At 31 December 2010	3,965	5,089	239	253	24	(1,044)	437	(4,545)	(327)	(462)	30	3,659	690	4,349

Of which discontinued operations:	—	—	—	—	(2)	71	(1)	898	129	—	—	1,095	501	1,596

Consolidated statement of changes in equity

	Attributable to equity holders of the parent
	Share capital € m	Share premium € m	Other equity interests € m	Capital reserves € m	Revaluation reserves € m	Available for sale securities reserves € m	Cash flow hedging reserves € m	Revenue reserves € m	Foreign currency translation reserves € m	Treasury shares € m	Share based payments reserves € m	Total € m	Non- controlling interests € m	Total € m
2009
At 1 January 2009 as reported	294	1,693	497	683	33	(556)	538	6,882	(745)	(462)	81	8,938	1,344	10,282
Change in accounting policy	—	—	—	—	—	—	—	31	—	—	—	31	—	31

As restated	294	1,693	497	683	33	(556)	538	6,913	(745)	(462)	81	8,969	1,344	10,313
Total comprehensive income for the period (note 49)	—	—	—	—	—	297	(60)	(2,305)	101	—	—	(1,967)	102	(1,865)
Issue of 2009 Preference Shares	35	3,282	150	—	—	—	—	—	—	—	—	3,467	—	3,467
Dividends on other equity interests	—	—	—	—	—	—	—	(44)	—	—	—	(44)	(20)	(64)
Share based payments	—	—	—	—	—	—	—	4	—	—	5	9	—	9
Redemption of capital instruments (note 6)	—	—	(258)	—	—	—	—	538	—	—	—	280	(801)	(521)
Net movement in own shares	—	—	—	—	—	—	—	(2)	—	—	—	(2)	—	(2)
Other movements	—	—	—	—	—	—	—	(1)	—	—	(2)	(3)	1	(2)

At 31 December 2009	329	4,975	389	683	33	(259)	478	5,103	(644)	(462)	84	10,709	626	11,335

Statement of changes in equity - Allied Irish Banks, p.l.c.

	Share capital € m	Share premium € m	Other equity interests € m	Capital reserves € m	Revaluation reserves € m	Available for sale securities reserves € m	Cash flow hedging reserves € m	Revenue reserves € m	Foreign currency translation reserves € m	Treasury shares € m	Share based payments reserves € m	Total € m
2010
At 1 January 2010	329	4,975	389	156	20	(324)	478	1,761	(86)	(549)	42	7,191
Total comprehensive income attributable to equity holders of the parent	—	—	—	—	—	(673)	(102)	(7,225)	19	—	—	(7,981)
Ordinary shares issued in lieu of dividend (note 48)	63	(63)	—	—	—	—	—	—	—	—	—	—
Issue of ordinary shares (note 48)	216	34	—	—	—	—	—	—	—	—	—	250
Issue of convertible non-voting shares (note 48)	3,357	143	—	—	—	—	—	—	—	—	—	3,500
Cancellation of warrants (note 48)	—	—	(150)	—	—	—	—	98	—	—	—	(52)
Other movements	—	—	—	—	(9)	—	—	13	—	—	—	4

At 31 December 2010	3,965	5,089	239	156	11	(997)	376	(5,353)	(67)	(549)	42	2,912

Statement of changes in equity - Allied Irish Banks, p.l.c.

	Share capital € m	Share premium € m	Other equity interests € m	Capital reserves € m	Revaluation reserves € m	Available for sale securities reserves € m	Cash flow hedging reserves € m	Revenue reserves € m	Foreign currency translation reserves € m	Treasury shares € m	Share based payments reserves € m	Total € m
2009
At 1 January 2009	294	1,693	497	156	20	(500)	286	3,735	(74)	(549)	48	5,606
Total comprehensive income attributable to equity holders of the parent	—	—	—	—	—	176	192	(2,047)	(12)	—	—	(1,691)
Issue of 2009 Preference Shares	35	3,282	150	—	—	—	—	—	—	—	—	3,467
Dividends on other equity interests	—	—	—	—	—	—	—	(44)	—	—	—	(44)
Share based payments	—	—	—	—	—	—	—	4	—	—	(6)	(2)
Redemption of capital instruments (note 6)	—	—	(258)	—	—	—	—	113	—	—	—	(145)
Other movements	—	—	—	—	—	—	—	—	—	—	—	—

At 31 December 2009	329	4,975	389	156	20	(324)	478	1,761	(86)	(549)	42	7,191

Notes to the accounts

Note
1	Segmental information
2	Net interest income
3	Dividend income
4	Net fee and commission income
5	Net trading (loss)/income
6	Gain on redemption of subordinated liabilities and other capital instruments
7	Loss on transfer of financial instruments to NAMA
8	Other operating income
9	Administrative expenses
10	Share-based compensation schemes
11	Retirement benefits
12	Provisions for impairment of financial investments available for sale
13	Profit on disposal of property
14	Construction contract income
15	(Loss)/profit on disposal of businesses
16	Auditor’s fees
17	Income tax (income)/expense
18	Discontinued operations
19	Non-controlling interests in subsidiaries
20	Earnings per share
21	Distributions to other equity holders
22	Distributions on equity shares
23	Financial assets and financial liabilities held for sale to NAMA
24	Disposal groups and non-current assets held for sale
25	Trading portfolio financial assets
26	Derivative financial instruments
27	Loans and receivables to banks
28	Loans and receivables to customers
29	Provisions for impairment of loans and receivables
30	Amounts receivable under finance leases and hire purchase contracts
31	NAMA senior bonds
32	Financial investments available for sale
33	Financial investments held to maturity
34	Credit ratings
35	Interests in associated undertakings
36	Interest in Aviva Life Holdings Ireland Limited
37	Investments in Group undertakings
38	Intangible assets and goodwill
39	Property, plant & equipment
40	Deferred taxation
41	Deposits by central banks and banks
42	Customer accounts
43	Trading portfolio financial liabilities
44	Debt securities in issue
45	Other liabilities
46	Provisions for liabilities and commitments
47	Subordinated liabilities and other capital instruments
48	Share capital
49	Analysis of movements in reserves in other comprehensive income
50	Own shares
51	Other equity interests
52	Non-controlling interests in subsidiaries
53	Memorandum items: contingent liabilities and commitments, and contingent assets
54	Off-balance sheet arrangements
55	Summary of relationship with the Irish Government
56	Fair value of financial instruments
57	Classification and measurement of financial assets and financial liabilities
58	Interest rate sensitivity
59	Statement of cash flows
60	Financial assets and financial liabilities by contractual residual maturity
61	Financial liabilities by undiscounted contractual maturity
62	Report on directors’ remuneration and interests
63	Related party transactions
64	Commitments
65	Employees
66	Regulatory compliance
67	Financial and other information
68	Average balance sheets and interest rates
69	Non-adjusting events after the reporting period
70	Dividends
71	Analysis of financial assets and financial liabilities held for sale to NAMA
72	Additional information in relation to discontinued operations
73	Additional parent company information on risk
74	Approval of accounts

1 Segmental information

For management and reporting purposes, the activities of AIB Group are organised into three operating divisions supported by Group, which includes Operations and Technology. A description of the activities of each division is set out on pages 15 and 16. The Group Executive Committee, as chief operating decision maker, relies primarily on the management accounts to assess the performance of the segments and make decisions about resource allocations. The following comments reflect a description of the continuing operations of the Group.

AIB Bank ROI: Retail and commercial banking operations in the Republic of Ireland, Channel Islands and the Isle of Man, AIB Finance and Leasing, AIB Card Services, Wealth Management and its share of Aviva Life Holdings Ireland Limited, Aviva Health Insurance Ireland Limited and AIB’s share in the joint venture with First Data International trading as AIB Merchant Services.

Capital Markets: AIB’s corporate banking, treasury and investment banking operations principally in Ireland, Britain and the US, together with offices in Frankfurt, Paris, Luxembourg, Budapest, Zurich and Toronto.

AIB Bank UK: Retail and commercial banking operations in Britain (operating under the trading name Allied Irish Bank (GB)) and in Northern Ireland (operating under the trading name First Trust Bank).

Group: Includes interest rate hedge volatility (hedge ineffectiveness and derivative volatility), unallocated costs of central services, writedowns of enterprise-wide projects and AmCredit, a mortgage business in Lithuania, Latvia and Estonia.

This note reflects these continuing operations and excludes discontinued operations (see page 147 for basis of presentation). In previous reporting periods BZWBK was a significant portion of Central and Eastern Europe (“CEE”) division but was presented as part of discontinued operations at 31 December 2010. M&T, which was presented as a discontinued operation at 31 December 2010, had previously been included in the group division segment.

This segmentation has been reviewed as part of the restructuring plan of the organisation and the new structure will be reflected in future business segment reporting.

The information presented to the chief operating decision maker is on a continuing operations basis.

Notes to the accounts

1 Segmental information (continued)

	2010
	AIB Bank ROI € m	Capital Markets € m	AIB Bank UK € m	Group € m	Total € m
Operations by business segments
Net interest income	790	651	325	78	1,844
Other (loss)/income(1)	(5,279)	77	(178)	179	(5,201)

Total operating income	(4,489)	728	147	257	(3,357)
Personnel expenses	560	125	160	76	921
General and administrative expenses	284	104	80	80	548
Impairment and amortisation of intangible assets	19	11	1	95	126
Depreciation of property, plant and equipment	26	5	6	17	54
Total operating expenses	889	245	247	268	1,649

Operating (loss)/profit before provisions	(5,378)	483	(100)	(11)	(5,006)
Provisions for impairment of loans and receivables	5,084	342	588	1	6,015
Provisions for liabilities and commitments	303	35	691	—	1,029
Provisions for impairment of financial investments available for sale	2	24	—	48	74
Provisions	5,389	401	1,279	49	7,118

Group operating (loss)/profit	(10,767)	82	(1,379)	(60)	(12,124)
Associated undertakings	16	—	2	—	18
Profit on disposal of property	1	—	—	45	46
Loss on disposal of business	—	(11)	—	—	(11)

(Loss)/profit before taxation - continuing activities	(10,750)	71	(1,377)	(15)	(12,071)

Other amounts
Other significant non-cash expenses(2)	—	—	—	—	—

1 Segmental information (continued)

	2009
	AIB Bank ROI € m	Capital Markets € m	AIB Bank UK € m	Group € m	Total € m
Operations by business segments
Net interest income	1,400	1,025	474	(27)	2,872
Other income(1)	331	162	102	639	1,234

Total operating income	1,731	1,187	576	612	4,106
Personnel expenses	533	216	122	38	909
General and administrative expenses	271	101	69	45	486
Impairment and amortisation of intangible assets	18	10	1	40	69
Depreciation of property, plant and equipment	28	7	6	17	58
Total operating expenses	850	334	198	140	1,522

Operating profit before provisions	881	853	378	472	2,584
Provisions for impairment of loans and receivables	4,473	361	395	13	5,242
Provisions for liabilities and commitments	—	—	—	1	1
Provisions for impairment of financial investments available for sale	—	24	—	—	24
Provisions	4,473	385	395	14	5,267

Group operating (loss)/profit	(3,592)	468	(17)	458	(2,683)
Associated undertakings	(4)	—	1	—	(3)
Profit on disposal of property	2	—	—	21	23
Construction contract income	—	—	—	1	1

(Loss)/profit before taxation - continuing activities	(3,594)	468	(16)	480	(2,662)

Other amounts
Impairment of associated undertakings	—	—	—	—	—
Other significant non-cash expenses(2)	(1)	—	3	(1)	1

Notes to the accounts

1 Segmental information (continued)

	2008
Segmental information	AIB Bank ROI € m	Capital Markets € m	AIB Bank UK € m	Group € m	Total € m
Operations by business segments
Net interest income	1,705	1,035	591	61	3,392
Other income	478	32	135	104	749

Total operating income	2,183	1,067	726	165	4,141
Personnel Expenses	640	260	197	64	1,161
General and administrative expenses	313	105	115	53	586
Impairment and amortisation of intangible assets	17	9	—	44	70
Depreciation of property, plant and equipment	32	7	9	20	68
Total operating expenses	1,002	381	321	181	1,885

Operating profit/(loss) before provisions	1,181	686	405	(16)	2,256
Provisions for impairment of loans and receivables	1,298	160	257	9	1,724
Provisions for liabilities and commitments	—	(4)	—	—	(4)
Provisions for impairment of financial investments available for sale	4	25	—	—	29
Provisions	1,302	181	257	9	1,749

Group operating (loss)/profit	(121)	505	148	(25)	507
Associated undertakings	—	—	2	—	2
Profit on disposal of property	6	—	2	2	10
Construction contract income	—	—	—	12	12
Profit on disposal of businesses	68	—	38	—	106

(Loss)/profit before taxation - continuing activities	(47)	505	190	(11)	637

Other amounts
Impairment of associated undertakings	—	—	—	—	—
Other significant non-cash expenses(2)	(6)	(5)	6	5	—

1 Segmental information (continued)

		2010
Other amounts - statement of financial position		AIB Bank ROI € m	Capital Markets € m	AIB Bank UK € m	Group € m	Total € m
Financial assets held for sale to NAMA		596	60	1,281	—	1,937
Loans and receivables to customers		52,038	18,414	15,552	346	86,350
Interests in associated undertakings		275	—	8	—	283
Total assets(3)		57,946	40,125	20,917	12,323	131,311
Customer accounts		35,716	7,850	8,823	—	52,389
Total liabilities(4)(5)		42,921	71,744	10,783	3,877	129,325
Capital expenditure		21	4	2	21	48

	2009
Other amounts - statement of financial position	AIB Bank ROI € m	Capital Markets € m	AIB Bank UK € m	Central and Eastern Europe € m	Group € m	Total € m
Financial assets held for sale to NAMA	15,466	675	3,071	—	—	19,212
Loans and receivables to customers	56,029	21,958	16,607	8,460	287	103,341
Interests in associated undertakings	277	—	4	78	1,282	1,641
Total assets	76,775	57,967	23,507	12,348	3,717	174,314
Customer accounts	39,666	22,702	11,614	9,971	—	83,953
Total liabilities(4)	47,069	87,780	12,994	10,459	4,677	162,979
Capital expenditure	53	11	3	21	56	144

Notes to the accounts

1 Segmental information (continued)

	2010
Geographic information(6)(7)	Republic of Ireland € m	United Kingdom € m	Poland(11) € m	North America € m	Rest of the world € m	Total € m
Net interest income	1,397	390	—	49	8	1,844
Other (loss)/income(8)(9)	(5,091)	(169)	—	43	16	(5,201)
Non-current assets(10)	491	47	—	2	1	541

	2009
Geographic information(6)(7)	Republic of Ireland € m	United Kingdom € m	Poland € m	North America € m	Rest of the world € m	Total € m
Net interest income	2,258	502	—	83	29	2,872
Other income/(loss)(9)	1,077	123	—	35	(1)	1,234
Non-current assets(10)	625	51	638	1	3	1,318

	2008
Geographic information(6)(7)	Republic of Ireland € m	United Kingdom € m	Poland € m	North America € m	Rest of the world € m	Total € m
Net interest income	2,568	714	—	76	34	3,392
Other income	520	181	—	39	9	749
Non-current assets(10)	674	57	639	1	6	1,377

Revenue from external customers comprises interest income (note 2); fee income (note 4) and trading loss (note 5).

(1)	Gain on redemption of subordinated liabilities and other capital instruments of € 372 million (2009: € 623 million; 2008: Nil) is recorded within the Group division.
(2)	Comprises share based payments expense.
(3)	Total assets excludes € 13,911 million which are shown on the statement of financial position within disposal groups and non current assets held for sale (note 24).
(4)

The fungible nature of liabilities within the banking industry inevitably leads to allocations of liabilities to segments, some of which are necessarily subjective. Accordingly, the directors believe that the analysis of total assets is more meaningful than the analysis of liabilities.

(5)	Total liabilities excludes € 11,548 million which are shown on the statement of financial position within disposal groups held for sale (note 24).
(6)	The geographical distribution of net interest and other (loss)/income is based primarily on the location of the office recording the transaction.
(7)	For details of significant geographic concentrations, see note 28 ‘Loans and receivables to customers’.
(8)	Loss on disposal of financial assets to NAMA is recorded within the Republic of Ireland and United Kingdom.
(9)	Gain on redemption of subordinated liabilities and other capital instruments is recorded in Republic of Ireland.
(10)	Non current assets comprise intangible assets and goodwill, and property, plant and equipment.
(11)	See discontinued operations (notes 18 and 72).

2 Net interest income

	2010 € m	2009 € m	2008 € m
Interest on loans and receivables to customers	3,837	4,845	7,645
Interest on loans and receivables to banks	55	91	369
Interest on trading portfolio financial assets	2	3	193
Interest on NAMA senior bonds	29	—	—
Interest on financial investments available for sale	686	915	1,110
Interest and similar income	4,609	5,854	9,317
Interest on deposits by central banks and banks	375	459	1,318
Interest on customer accounts	1,313	1,472	2,498
Interest on debt securities in issue	695	776	1,860
Interest on subordinated liabilities and other capital instruments	382	275	249
Interest expense and similar charges	2,765	2,982	5,925

Net interest income	1,844	2,872	3,392

Interest income includes a credit of € 526 million (2009: credit of € 597 million; 2008: charge of € 69 million) removed from equity in respect of cash flow hedges.

Interest expense includes a charge of € 135 million (2009: charge of € 117 million; 2008: credit of € 35 million) removed from equity in respect of cash flow hedges.

Included within interest expense is € 306 million (2009: Nil; 2008: Nil) in respect of the Irish Government’s Eligible Liabilities Guarantee (“ELG”) Scheme.

3 Dividend income

The dividend income relates to income from equity shares held as financial investments available for sale.

Notes to the accounts

4 Net fee and commission income

	2010 € m	2009 € m	2008 € m
Retail banking customer fees	367	388	461
Credit related fees	94	108	111
Asset management and investment banking fees	81	82	86
Brokerage fees	18	28	34
Insurance commissions	25	30	36
Fee and commission income	585	636	728
Irish Government Guarantee Scheme expense(1)	(51)	(147)	(29)
Other fee and commission expense	(37)	(37)	(47)
Fee and commission expense	(88)	(184)	(76)

	497	452	652

(1)	This represents the charge in respect of the Credit Institutions (Financial Support) (“CIFS”) Scheme.

5 Net trading loss

	2010 € m	2009 € m	2008 € m
Foreign exchange contracts	22	(5)	(56)
Debt securities and interest rate contracts	(183)	30	43
Credit derivative contracts	(41)	(65)	(59)
Equity securities and index contracts	1	—	(14)

	(201)	(40)	(86)

The total hedging ineffectiveness on cash flow hedges reflected in the income statement amounted to a charge of € 2 million (2009: a credit of € 27 million; 2008: a credit of € 8 million) and is included in net trading loss.

6 Gain on redemption of subordinated liabilities and other capital instruments

2010

Since 2009, the Group has been involved in a number of initiatives to increase its core tier 1 capital. In this regard, on 29 March 2010, the Group completed the exchange of lower tier 2 capital instruments for new lower tier 2 capital qualifying securities. This involved the issue of euro, dollar and sterling subordinated capital instruments in exchange for the securities outlined in the following table. The fair value of the instruments issued was at a premium to their par value and, in accordance with IAS 39, will be amortised to the income statement over the lives of the notes. This exchange of debt, accounted for under IAS 39, meets the requirements to be treated as an extinguishment of the original instruments. However, since the original instruments were extinguished by the issue of new subordinated capital instruments, this was a non-cash transaction except for the costs incurred in issuing the new instruments.

The following table sets out the carrying values of each instrument tendered for exchange, and the consideration given, including costs, to arrive at the gain on redemption.

Instruments exchanged	Percentage exchanged	2010 € m
Subordinated liabilities
€ 400m Floating Rate Notes due March 2015	53%	212
€ 500m Callable Step-up Floating Rate Notes due October 2017	66%	332
US$ 400m Floating Rate Notes due July 2015	55%	164
Stg£ 700m Callable Fixed/Floating Rate Notes due July 2023	78%	609
Stg£ 500m Callable Fixed/Floating Rate Notes due March 2025	96%	535
Stg£ 350m Callable Fixed/Floating Rate Notes due November 2030	92%	360

Total carrying value of instruments exchanged		2,212

Instruments issued including costs
€ 419m 10.75% Subordinated Notes due March 2017		437
US$ 177m 10.75% Subordinated Notes due March 2017		136
Stg£ 1,096m 11.50% Subordinated Notes due March 2022		1,262
Costs		5

Total consideration including costs		1,840

Gain on redemption of subordinated liabilities		372

These instruments were exchanged at discounts ranging from 9% to 26%. It resulted in a total gain of € 372 million (€ 372 million after taxation) all of which is recorded in the income statement. This gain was treated as tax exempt.

The subordinated liabilities and other capital instruments of the Group as at 31 December 2010, are set out in note 47.

Notes to the accounts

6 Gain on redemption of subordinated liabilities and other capital instruments (continued)

2009

In June 2009, the Group completed the exchange of non-core tier 1 and upper tier 2 capital instruments for a lower tier 2 issue. This involved the redemption of the securities outlined in the following table at a discount to their nominal value or issue price, but at a premium to their trading range. The consideration for the redemption was the issue of euro and sterling subordinated capital instruments. This exchange of debt is accounted for under IAS 39 and meets the requirements to be treated as an extinguishment of the original instruments. It resulted in a total gain of € 1,161 million (€ 1,161 million after taxation) with € 623 million being recorded in the income statement and a gain of € 538 million being recorded directly in equity. The gain recorded in the income statement relates to those instruments which were held as liabilities on the statement of financial position as ‘Subordinated liabilities and other capital instruments’ whilst the gain recorded directly in equity refers to instruments recorded under ‘Shareholders’ equity’. However, since the original instruments were extinguished by the issue of new subordinated capital instruments, this was a non-cash transaction except for the costs incurred in issuing the new instruments.

The following table sets out the carrying values of each instrument tendered for exchange, the consideration given and costs arising, to arrive at the gain on redemption.

Instruments exchanged	Percentage exchanged	2009 € m
Subordinated liabilities and other capital instruments
€ 200m Fixed Rate Perpetual Subordinated Notes	73%	146
Stg£ 400m Perpetual Callable Step-Up Subordinated Notes	85%	400
Stg£ 350m Fixed Rate/Floating Rate Guaranteed Non-Voting Non-cumulative Perpetual Preferred Securities	90%	366
€ 500m Fixed Rate/Floating Rate Guaranteed Non-Voting Non-cumulative Perpetual Preferred Securities	81%	403
Shareholders’ equity and non-controlling interests
€ 500m 7.5 per cent Step-up Callable Perpetual Reserve Capital Instrument (“RCI”)	52%	258
€ 1bn Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities (“LPI”)	81%	801

Total carrying value of instruments exchanged		2,374

Instruments issued including costs
€ 869 million 12.5 per cent Subordinated Notes due 25 June 2019		802
Stg£ 368 million 12.5 per cent Subordinated Notes due 25 June 2019		403
Costs		8

Total consideration including costs		1,213

Gain on redemption of subordinated liabilities and other capital instruments		1,161

The subordinated liabilities and other capital instruments were exchanged at discounts ranging from 33% to 50%. The gain relating to the subordinated liabilities and other capital instruments recognised in the income statement amounted to € 623 million (€ 623 million after taxation). The gain relating to the redemption of the RCI and LPI amounted to € 538 million (€ 538 million after taxation) and this has been recognised directly in equity. This gain was treated as tax exempt.

The subordinated liabilities and other capital instruments of the Group as at 31 December 2009 are set out in note 47; the RCI in note 51; and LPI in note 52.

7 Loss on transfer of financial instruments to NAMA

At 31 December 2009, certain financial assets and financial liabilities (mainly loans and receivables) were classified as held for sale to NAMA. By 31 December 2010, the transfer of these financial instruments was substantially complete. The consideration received was in the form of Government Guaranteed Floating Rate Notes (senior bonds), and Floating Rate Perpetual Subordinated Bonds (subordinated bonds), issued by NAMA and were initially measured at fair value (notes 23 and 31). A loss arose on transfer due to NAMA acquiring these financial instruments at a discount to their carrying value. The loss on transfer is recorded within other (loss)/income in the consolidated income statement. For further information, refer to note 53 ‘Memorandum items: contingent liabilities and commitments, and contingent assets’.

The following table sets out the loss on transfer to NAMA.

2010 € m
Gross carrying value of loans transferred to NAMA	18,245
Specific provisions	(4,166)
IBNR provisions	(403)

Net loans	13,676
Accrued interest and other	163
Carrying value of derivatives transferred to NAMA	171

Net carrying value of financial instruments transferred	14,010
Fair value of consideration received:
Government Guaranteed Floating Rate Notes	7,864
Floating Rate Perpetual Subordinated Bonds	220
8,084
Provision for servicing liability	43

Loss(1)	5,969

(1)	External costs relating to the transfer of financial instruments to NAMA amounted to € 21 million (December 2009: € 11 million) and have been included in administrative expenses (note 9).

The following table sets out details of the individual tranches of financial instruments that transferred to NAMA.

	Date of transfer	Net carrying value € m	Fair value of consideration € m	Loss on disposal € m	Discount %
Tranche 1	6 April 2010	2,811	1,854	957	42
Tranche 2	12 July 2010	1,890	1,356	534	48.5
Tranche 3	5 November 2010	2,480	1,297	1,183	60
Tranche 4	17 December 2010	6,829	3,577	3,252	60
Provision for servicing liability				43

Total		14,010	8,084	5,969	54

The following table analyses the overall impact in the consolidated income statement of financial instruments, both transferred and held for sale to NAMA(2).

2010 € m
Included within
Loss on transfer of financial instruments to NAMA	5,969
Administrative expenses	21
Provisions for impairment of loans and receivables	1,497
Provisions for liabilities and commitments(3)	1,029

8,516

(2)	Excludes amounts relating to interest income, related funding and other income on the underlying financial instruments.
(3)

At 31 December 2010, the transfer in 2011 of certain loans to NAMA was deemed to be unavoidable, accordingly a provision has been made for the expected discount based on the loans identified for transfer and the haircut that NAMA had communicated would be applied to such loans (note 46).

Notes to the accounts

8 Other operating income

	2010 € m	2009 € m	2008 € m
Profit on disposal of available for sale debt securities	75	167	74
Profit on disposal of available for sale equity securities	13	7	56
Miscellaneous operating income(1)	11	21	46

	99	195	176

(1)

Includes a credit of € 8 million (2009: a charge of € 13 million; 2008: a credit of € 3 million) in respect of foreign exchange gains and losses. Also includes a loss on disposal of equipment of € 1 million (2009: loss of € 4 million; 2008: Nil).

9 Administrative expenses

	Group			Allied Irish Banks, p.l.c.
	2010 € m	2009 € m	2008 € m	2010 € m	2009 € m	2008 € m
Personnel expenses
Wages & salaries	722	821	905	565	659	674
Share-based payment schemes (note 10)	—	1	—	—	(2)	(5)
Retirement benefits (note 11)	92	(20)	112	74	(16)	81
Social security costs	74	86	100	58	69	80
Other personnel expenses	33	21	44	(11)	(22)	26
	921	909	1,161	686	688	856
General and administrative expenses(1)	548	486	586	339	287	360

	1,469	1,395	1,747	1,025	975	1,216

(1)	Includes external costs relating to the transfer of financial instruments to NAMA that amounted to € 21 million (2009: € 11 million; 2008: Nil).

Employee numbers by division are set out in note 65.

10 Share-based compensation schemes

The Group operates a number of share-based compensation schemes as outlined in this note on terms approved by the shareholders. The share-based compensation schemes which AIB Group operates in respect of ordinary shares in Allied Irish Banks, p.l.c., are:

(i)	The AIB Group Share Option Scheme;

(ii)	Employees’ Profit Sharing Schemes;

(iii)	AIB Save As You Earn (SAYE) Share Option Scheme UK; and

(iv)	AIB Group Performance Share Plan 2005.

BZWBK operates a Long Term Incentive scheme with grants of shares in BZWBK as described in this note.

(i) AIB Group Share Option Scheme

The following disclosures regarding the “AIB Group Share Option Scheme” (the ‘2000 Scheme’) relate to both AIB Group and to Allied Irish Banks, p.l.c.. The 2000 Scheme was approved by shareholders at the 2000 AGM. This Scheme was replaced by the AIB Group Performance Share Plan 2005 (see below), which was approved by shareholders at the 2005 AGM and further grants of options over the Company’s shares will not be made, except in exceptional circumstances. Options were last granted under this scheme in 2005, and these options vested in 2008 based on the 2007 earnings per share out-turn, and are exercisable up to 2015.

The following table summarises the share option scheme activity over each of the years ended 31 December 2010, 2009 and 2008.

Group

	2010		2009		2008
	Number of options ’000	Weighted average exercise price €	Number of options ’000	Weighted average exercise price €	Number of options ’000	Weighted average exercise price €
Outstanding at 1 January	11,048.6	13.28	11,057.6	13.27	11,132.1	13.27
Exercised	—	—	—	—	(24.5)	12.71
Forfeited/lapsed	(138.6)	13.77	(9.0)	12.59	(50.0)	13.42

Outstanding at 31 December	10,910.0	13.27	11,048.6	13.28	11,057.6	13.27

Exercisable at 31 December	10,910.0	13.27	11,048.6	13.28	11,057.6	13.27

10 Share-based compensation schemes (continued)

The following tables present the number of options outstanding at 31 December 2010, 2009 and 2008.

Group

	2010
	Weighted average remaining contractual life in years	Number of options outstanding ‘000	Weighted average exercise price €
Range of exercise price
€ 11.98 - € 13.90	1.90	9,557.5	12.85
€ 16.20 - € 18.63	4.32	1,352.5	16.21

	2009
	Weighted average remaining contractual life in years	Number of options outstanding ‘000	Weighted average exercise price €
Range of exercise price
€ 11.98 - € 13.90	2.90	9,656.0	12.85
€ 16.20 - € 18.63	5.34	1,392.6	16.21

	2008
	Weighted average remaining contractual life in years	Number of options outstanding ‘000	Weighted average exercise price €
Range of exercise price
€ 11.98 - € 13.90	3.90	9,665.0	12.85
€ 16.20 - € 18.63	6.34	1,392.6	16.21

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

Eligible employees in the Republic of Ireland may elect to receive any profit sharing allocations either in shares or in cash. Such shares are held by Trustees for a minimum period of two years and are required to be held for a total period of three years for the employees to obtain the maximum tax benefit. Such employees may elect to forego an amount of salary, subject to certain limitations, towards the acquisition of additional shares. The maximum market value of shares that may be appropriated to any employee in a year may not exceed € 12,700. No shares were distributed in 2010 or 2009 in respect of this Scheme. During 2008, 1,104,540 ordinary shares with a value of € 15.0 million were distributed to employees participating in the Profit Sharing Scheme in the Republic of Ireland. In addition, in 2008 735,219 ordinary shares with a value of € 10.0 million were purchased by employees through the salary foregone facility. This Scheme is not a share based payments scheme as defined by IFRS 2 - Share Based Payment.

A Share Ownership Plan (‘the Plan’) operates in the UK in place of a profit sharing scheme. The Plan, which was approved by shareholders at the 2002 Annual General Meeting, provides for the acquisition by eligible employees of shares in a number of categories: Partnership Shares, in which each eligible employee may invest up to Stg£ 1,500 per annum from salary; Free Shares, involving the award by the Company of shares up to the value of Stg£ 3,000 per annum per employee, and Dividend Shares which may be acquired by each eligible employee, by re-investing dividends of up to Stg£ 1,500 per annum. No shares were awarded during 2010 or 2009 under the Free Share category. During 2008, a total of 277,066 ordinary shares with a value of € 3.8 million were awarded under the Free Scheme category.

Free Shares are forfeited on a sliding scale should the employee leave the service of the Group within three years of grant date.

The following table summarises activity in the Free Share category during 2010, 2009 and 2008.

	2010	2009	2008
	Number of shares ‘000	Number of shares ‘000	Number of shares ‘000
Outstanding at 1 January	992.0	1,312.3	1,331.3
Granted	—	—	277.1
Forfeited	(8.1)	(8.3)	(15.2)
Vested	(258.8)	(312.0)	(280.9)

Outstanding at 31 December	725.1	992.0	1,312.3

Notes to the accounts

10 Share-based compensation schemes (continued)

(iii) AIB Save As You Earn (SAYE) Share Option Scheme UK

The Company operates a Save As You Earn Share Option Scheme (‘the Scheme’) in the UK. The Scheme is open to all employees of AIB Group in the UK who have completed six months continuous service at the date of grant. Under the Scheme, employees may opt to save fixed amounts on a regular basis, over a three-year period, subject to a maximum monthly saving of Stg£ 250 per employee. At the end of the three-year period, (a) a tax-free bonus equal to a multiple of the participants’ monthly contribution is added in line with rates approved by the Inland Revenue (1.6 times for contracts entered into in 2008) and (b) the participant has 6 months in which to exercise the option and purchase ordinary shares at the option price (being the average price per AIB ordinary share, on the London Stock Exchange on the day prior to grant date, less 20% discount); or the participant may withdraw the savings and bonus amount. Options were last granted under this scheme in 2008.

The following table summarises activity during 2010, 2009 and 2008 for the SAYE Share Option Scheme UK.

	2010		2009		2008
	Number of options ‘000	Weighted average exercise price €	Number of options ‘000	Weighted average exercise price €	Number of options ‘000	Weighted average exercise price €
Outstanding at 1 January	35.3	15.58	868.1	10.93	1,003.7	16.30
Granted	—	—	—	—	1,472.2	10.36
Forfeited/lapsed	(17.0)	14.69	(832.8)	10.86	(1,379.7)	13.67
Exercised	—	—	—	—	(228.1)	12.91

Outstanding at 31 December	18.3	10.84	35.3	15.58	868.1	10.93

Exercisable at 31 December	1.7	17.93	1.1	15.77	2.1	12.94

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

2008
Share price at grant date	€12.95
Exercise price	€10.36
Vesting period (years)	3
Expected volatility	27.9%
Option life (years)	3.5
Expected life (years)	3
Risk-free rate	4.31%
Expected dividends expressed as a dividend yield	4.5%
Fair value per option	€3.22

(iv) AIB Group Performance Share Plan 2005

The following disclosures regarding the AIB Group Performance Share Plan 2005 (‘the Plan’) relate to both AIB Group and to Allied Irish Banks, p.l.c.. The Plan was approved by the shareholders at the 2005 AGM. This Plan is designed to provide market-competitive incentives for senior executives, in the context of the Company’s long-term performance against stretching growth targets and the overall return to shareholders. Conditional grants of awards of ordinary shares are made to employees. The awards made in 2007 and 2008 were outstanding at the end of 2009. These awards vest in full on the third anniversary of the grant if the performance conditions at (a) and (b) below are met:

(a)	50% of awards will vest if the growth in the Company’s EPS over the three-year period beginning with the year of grant is not less than the increase in the Irish CPI plus 10% per annum, compounded, over that period; and

(b)	50% of awards will vest if:

(i)	the Company’s Total Shareholder Return (“TSR”) over the period referred to at (a) above relative to the banks in the FTSE Euro first 300 Banks Index (listed in the Rules of the Plan) is such as to position AIB not below the 80th percentile; and

10 Share-based compensation schemes (continued)

(ii)	the Remuneration Committee is also satisfied that the recorded TSR is a genuine reflection of the Group’s underlying financial performance during the relevant three consecutive complete financial years.

For performance below these levels, the following vesting will apply:

•

10% of awards will vest if the growth in the Company’s EPS over the three-year period beginning with the year of grant is not less than the increase in the Irish CPI plus 5% per annum, compounded over that period;

•

10% of awards will also vest if the Company’s TSR over the period relative to the peer group at (b)(i) and subject also to the underlying performance conditions at (b)(ii) is not less than the median TSR of that peer group;

•

Between these levels of performance (i.e. EPS growth over the period of Irish CPI plus more than 5% and up to 10% per annum compounded, and TSR between the median and the 80th percentile) awards will vest on a graduated scale; and

•	No awards will vest if performance is below the minimum levels stated above.

The market value of the shares at the date of the grant in 2007 and 2008 are used to determine the value of the grants, adjusted to take into account expected vesting, for the part of the award subject to the EPS vesting criteria. In respect of the part of award subject to the TSR vesting criteria, the expense was determined at date of grant taking into account the expected vesting of the shares. The TSR vesting criteria is also subject to an earnings underpin and the income statement expense is adjusted to take into account expected vesting.

At 31 December 2010, conditional grants of 1,523,326 ordinary shares in respect of the 2008 awards were outstanding to 61 employees. Performance conditions relating to the conditional awards of shares granted in 2007 were measured in 2010 over the performance years 2007, 2008 and 2009. In light of which, the Remuneration Committee determined that AIB failed to reach the performance conditions required and the outstanding awards of 2,138,001 shares lapsed. There were no awards of performance shares in 2010.

The following table summarises the Performance Share activity during 2010, 2009 and 2008.

	Number of shares
	2010 ‘000	2009 ‘000	2008 ‘000
Outstanding at 1 January	3,687.3	5,307.4	3,794.6
Granted	—	—	1,557.6
Vested	—	(187.3)	—
Lapsed	(2,138.0)	(1,391.8)	—
Forfeited	(26.0)	(41.0)	(44.8)

Outstanding at 31 December	1,523.3	3,687.3	5,307.4

The fair value of the shares at the date of grant in 2008 was € 13.26.

BZWBK Long Term Incentive Scheme

During 2006, BZWBK introduced a Long Term Incentive Scheme (‘the Scheme’) on terms approved by its shareholders. The Scheme is designed to provide market-competitive incentives for senior executives and key managers in the context of BZWBK’s long term performance against stretching growth targets over the three financial years 2006 - 2008.

The 2006 awards vested in the second quarter of 2009. All outstanding awards have been subscribed for and were fully paid in May-June 2009.

The 2007 awards which did not vest as the conditions were not met, expired as at 31 March 2010.

During 2008, conditional awards of ordinary shares of BZWBK were made to less than 600 employees with vesting to take place on the date of the AGM approving the financial statements for the last year of the performance period. 25% of shares will vest, if EPS performance over the three year period, exceed the growth in the Polish CPI plus 8% per annum with up to 100% vesting on a straight line basis if EPS performance over the three year period exceeds Polish CPI plus 16% per annum.

In each case there is no re-test and the grant expires after 3 years.

Notes to the accounts

10 Share-based compensation schemes (continued)

The following table summarises option activity during 2010, 2009 and 2008:

	2010		2009		2008
	Number of shares	Weighted average exercise price €	Number of shares	Weighted average exercise price €	Number of shares	Weighted average exercise price €
Outstanding at 1 January	341,701	2.74	476,929	2.87	200,722	2.60
Granted	—	—	—	—	288,112	3.10
Forfeited	(8,190)	3.02	(19,499)	2.96	(11,905)	2.55
Expired	(65,491)	2.65	—	—	—	—
Exercised	—	—	(115,729)	2.44	—	—

Outstanding at 31 December	268,020	3.10	341,701	2.74	476,929	2.87

Exercisable at 31 December	—	—	—	—	—	—

The Black Scholes model has been used in estimating the value of the grant. The expected volatility is based on an analysis of historical volatility over an approximate 7 month period preceding the grant date.

The following table details the assumptions used and the resulting fair values provided by the option pricing model.

2008
Share price at grant date	€46.26
Number of BZWBK shares granted in the year	288,112
Exercise price	€3.10
Vesting period (years)	3
Options life (years)	3
Expected volatility	40.82%
Risk-free rate	6.9%
Expected dividends expressed as a dividend yield	2.01%
Fair value per option	€37.88

Income statement expense

The total expense arising from share-based payment transactions for continuing operations amounted to Nil in the year ended 31 December 2010 (2009: a credit of € 1 million; 2008: a credit of € 2 million).

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

(i) Defined benefit schemes

The Group operates a number of defined benefit schemes, the most significant being the AIB Group Irish Pension Scheme (‘the Irish scheme’) and the AIB Group UK Pension Scheme (‘the UK scheme’). The Irish scheme and the UK Scheme were closed to new members from December 1997. Staff joining the Group in the Republic of Ireland between December 1997 and December 2007 became members of the Defined Contribution (“DC”) scheme. A hybrid pension arrangement was introduced in Ireland in December 2007 and members of the Irish DC scheme had the option at that time to switch to the hybrid pension arrangement. Staff joining the Group in the Republic of Ireland after December 2007 automatically join the hybrid pension arrangement. Members of the hybrid arrangement become members of the Irish scheme in respect of their basic annual salary up to a certain limit. Those members whose

11 Retirement benefits (continued)

salaries exceed the limit will also remain members of the DC scheme in respect of that part of their basic annual salary above the limit. Approximately 86 per cent. of staff in the Republic of Ireland are members of the Irish scheme while 49 per cent. of staff in the UK are members of the UK scheme.

Retirement benefits for the defined benefit schemes are calculated by reference to service and pensionable salary at normal retirement date. The benefits payable to future retirees of the Irish and UK schemes were amended during 2009. Retirement benefits payable upon retirement will in future be based on the average pensionable salary over the five years before retirement, as opposed to being payable on the level of final salary, subject to a retiree not receiving a pension lower than their current accrued benefit. The effect of this curtailment was a reduction of € 159 million on the liability and a gain to the income statement of € 159 million in 2009.

Independent actuarial valuations for the main Irish and UK schemes are carried out on a triennial basis by the Group’s actuary, Mercer. The last such valuations were carried out on 30 June 2009 using Projected Unit Methods.

The schemes are funded with a contribution rate of 28.6 per cent. of pensionable salaries set for the Irish scheme with effect from 1 January 2007. This funding rate was amended following the introduction of the hybrid pension arrangement and from January 2009 to December 2010 was set at 23 per cent. In addition, further payments totalling € 199 million were made into the scheme in 2010. With effect from 1 January 2011, the contribution rate has reduced to 16.0 per cent. of pensionable salaries. Members of the hybrid pension arrangement contribute 5 per cent. of pensionable salary.

For the UK scheme, a contribution rate of 30.8 per cent. of pensionable salaries together with quarterly payments of Stg£ 9.7 million from 1 April 2016 increasing by 3.4 per cent. per annum to Stg£ 12.6 million on 1 April 2024 were agreed. A payment of Stg£ 50.8 million was paid into the UK scheme in December 2010 and a further Stg£ 102 million paid in January 2011. These sums are part of a schedule of contributions agreed between the Group and the Trustees and accepted by the Pensions Regulator in the United Kingdom.

The Group agreed with the Trustees of the Irish scheme as part of the triennial valuation process, that it will fund the deficit over approximately 15 years (UK scheme: 15 years). The total contributions to the defined benefit pension schemes in 2011 is estimated to be € 86 million. The actuarial valuations are available for inspection by the members of the schemes.

The following table summarises the financial assumptions adopted in the preparation of these financial statements in respect of the main schemes. The assumptions, including the expected long-term rate of return on assets, have been set based upon the advice of the Group’s actuary.

	as at 31 December
	2010	2009
	%	%
Financial assumptions

Irish scheme
Rate of increase in salaries(1)	3.20	3.50
Rate of increase of pensions in payment	2.00	2.00
Expected return on scheme assets	6.47	7.10
Discount rate	5.60	6.00
Inflation assumptions	2.00	2.00

UK scheme
Rate of increase in salaries(1)	3.75	4.25
Rate of increase of pensions in payment	3.40	3.50
Expected return on scheme assets	6.11	6.86
Discount rate	5.30	5.70
Inflation assumptions (RPI)	3.40	3.50

Other schemes
Rate of increase in salaries	3.1 - 4.15	3.5 - 4.25
Rate of increase of pensions in payment	0.0 - 3.4	0.0 - 3.5
Expected return on scheme assets	5.6 - 8.0	6.6 - 7.4
Discount rate	5.3 - 6.1	5.5 - 6.0
Inflation assumptions	2.0 - 3.4	2.0 - 4.0

(1)	The rate of increase in salaries includes the impact of salary scale improvements.

Notes to the accounts

11 Retirement benefits (continued)

Mortality assumptions

The mortality assumptions for the Irish and UK schemes were updated in 2009. The updated life expectancies underlying the value of the scheme liabilities for the Irish and UK schemes at 31 December 2010 and 2009 are shown in the following table.

		Life expectancy - years
		Irish scheme		UK scheme
		2010	2009	2010	2009
Retiring today age 63
	Males	22.5	22.5	24.7	24.7
	Females	25.6	25.6	27.0	27.0
Retiring in 10 years at age 63
	Males	25.5	25.5	25.6	25.6
	Females	28.6	28.6	28.0	28.0

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

Assumption	Change in assumption	Impact on scheme liabilities
		Irish scheme	UK scheme

Inflation	Increase by 0.25%	Increase by 2.9%	Increase by 4.3%

Salary growth	Increase by 0.25%	Increase by 1.1%	Increase by 0.9%

Discount rate	Increase by 0.25%	Decrease by 4.4%	Decrease by 5.5%

Rate of mortality	Increase life expectancy by 1 year	Increase by 2.2%	Increase by 2.4%

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

	2010				2009
	Long term rate of return expected	Value		Scheme assets	Long term rate of return expected	Value		Scheme assets
Group	%	€ m		%	%	€ m		%
Equities	7.5	2,358		67	8.0	2,094		71
Bonds	4.2	657		18	4.5	483		16
Property	6.0	210		6	6.0	195		7
Cash/other	3.5	314		9	3.6	167		6

Total market value of assets	6.5	3,539		100	7.0	2,939		100
Actuarial value of liabilities of funded schemes		(3,883)				(3,595)

Deficit in the funded schemes		(344	)(1)			(656	)(1)
Unfunded deferred benefit obligation		(56)				(58)

Net pension deficit		(400)				(714)

(1)	Of which € 284 million relates to the Irish scheme, € 51 million relates to the UK scheme and € 9 million relates to other schemes (2009: € 516 million, € 129 million and € 11 million respectively).

11 Retirement benefits (continued)

	2010				2009
	Long term rate of return expected	Value		Scheme assets	Long term rate of return expected	Value		Scheme assets
Allied Irish Banks, p.l.c.	%	€ m		%	%	€ m		%
Equities	7.5	1,838		68	8.0	1,633		72
Bonds	4.0	380		14	4.5	300		13
Property	6.0	194		7	6.0	180		8
Cash/other	3.5	292		11	3.7	148		7

Total market value of assets	6.5	2,704		100	7.1	2,261		100
Actuarial value of liabilities of funded schemes		(2,990)				(2,777)

Deficit in the funded schemes		(286	)(1)			(516	)(1)
Unfunded deferred benefit obligation		(56)				(49)

Net pension deficit		(342)				(565)

(1)	Of which € 284 million relates to the Irish scheme and € 2 million relates to other schemes (2009: € 516 million relates to the Irish scheme).

At 31 December 2010, the Group pension scheme assets included AIB shares amounting to € 1 million (2009: € 6 million). For Allied Irish Banks, p.l.c. this amounted to € 1 million (2009: € 6 million). Included in the actuarial value of the liabilities is an amount in respect of commitments to pay annual pensions amounting to € 109,813 (2009: € 109,813) in aggregate to a number of former directors.

The following table sets out the components of the defined benefit expense for each of the three years ended 31 December 2010, 2009 and 2008.

	Group
	2010 € m	2009 € m	2008 € m
Included in administrative expenses:
Current service cost	69	91	110
Past service cost	4	2	3
Expected return on pension scheme assets	(215)	(189)	(247)
Interest on pension scheme liabilities	214	211	221
Curtailment	—	(159)	—

Cost of providing defined retirement benefits	72	(44)	87

The actual return/(loss) on scheme assets during the year ended 31 December 2010 was € 328 million (2009: € 339 million; 2008: a loss of € 1,120 million).

	Group		Allied Irish Banks, p.l.c.
	2010 € m	2009 € m	2010 € m	2009 € m
Movement in defined benefit obligation during the year
Defined benefit obligation at beginning of year	3,653	3,604	2,826	2,976
Reclassification to disposal groups and non-current assets held for sale	(29)	—	—	—
Current service cost	69	91	52	75
Past service cost	4	2	4	—
Interest cost	214	211	167	170
Contributions by employees	14	7	13	7
Actuarial (gains) and losses	110	(30)	88	(179)
Benefits paid	(124)	(116)	(105)	(96)
Curtailments/settlements	—	(159)	—	(127)
Translation adjustment on non-euro schemes	28	43	1	—

Defined benefit obligation at end of year	3,939	3,653	3,046	2,826

Notes to the accounts

11 Retirement benefits (continued)

	Group		Allied Irish Banks, p.l.c.
	2010 € m	2009 € m	2010 € m	2009 € m
Movement in the scheme assets during the year
Fair value of scheme assets at beginning of year	2,939	2,499	2,261	1,941
Reclassification to disposal groups and non-current assets held for sale	(16)	—	—	—
Expected return	215	189	167	148
Actuarial gains and (losses)	113	150	73	114
Contributions by employer	375	170	293	147
Contributions by employees	14	7	13	7
Benefits paid	(124)	(116)	(105)	(96)
Translation adjustment on non-euro schemes	23	40	2	—

Fair value of scheme assets at end of year	3,539	2,939	2,704	2,261

	Group			Allied Irish Banks, p.l.c.
	2010 € m	2009 € m	2008 € m	2010 € m	2009 € m	2008 € m
Analysis of the amount recognised in the statement of comprehensive income
Actual return less expected return on pension scheme assets	113	150	(1,367)	73	114	(1,208)
Experience gains and losses on scheme liabilities	107	122	(51)	85	64	(54)
Changes in demographic and financial assumptions	(217)	(92)	611	(173)	115	450

Actuarial gain recognised	3	180	(807)	(15)	293	(812)
Deferred tax	(2)	(6)	101	3	(37)	102

Recognised in the consolidated statement of comprehensive income(1)	1	174	(706)	(12)	256	(710)

(1)

The Group’s share of recognised (losses)/gains in associated undertakings, in the consolidated statement of comprehensive income includes an actuarial loss of € 13 million for the year ended 31 December 2010 (2009: an actuarial gain of € 9 million; 2008: an actuarial loss of € 21 million).

	Group
	2010 € m	2009 € m	2008 € m	2007 € m	2006 € m
History of experience gains and losses
Difference between expected and actual return on scheme assets:
Amount	113	150	(1,367)	(212)	234
Percentage of scheme assets	3%	5%	55%	6%	6%
Experience gains and losses on scheme liabilities:
Amount	107	122	(51)	(32)	(121)
Percentage of scheme liabilities	3%	3%	1%	1%	2%
Total gross amount recognised in SOCI(1):
Amount	3	180	(807)	470	227
Percentage of scheme liabilities	0%	5%	22%	11%	5%

(1) Statement of comprehensive income

	2010 € m	2009 € m	2008 € m	2007 € m	2006 € m
Defined benefit pension schemes
Funded defined benefit obligation	3,883	3,595	3,548	4,062	4,551
Scheme assets	3,539	2,939	2,499	3,693	3,697

Deficit within funded schemes	344	656	1,049	369	854
Unfunded defined benefit obligation	56	58	56	54	83

Deficit within schemes	400	714	1,105	423	937

11 Retirement benefits (continued)

	Allied Irish Banks, p.l.c.
	2010 € m	2009 € m	2008 € m	2007 € m	2006 € m
History of experience gains and losses
Difference between expected and actual return on scheme assets:
Amount	73	114	(1,208)	(219)	195
Percentage of scheme assets	3%	5%	62%	8%	7%
Experience gains and losses on scheme liabilities:
Amount	85	64	(54)	(36)	(148)
Percentage of scheme liabilities	3%	2%	2%	1%	4%
Total gross amount recognised in SOCI(1):
Amount	(15)	293	(812)	361	175
Percentage of scheme liabilities	1%	10%	27%	11%	5%

(1) Statement of comprehensive income.

	2010 € m	2009 € m	2008 € m	2007 € m	2006 € m
Defined benefit pension schemes
Funded defined benefit obligation	2,990	2,777	2,928	3,128	3,443
Plan assets	2,704	2,261	1,941	2,916	2,895

Deficit within funded plans	286	516	987	212	548
Unfunded defined benefit obligation	56	49	48	41	72

Deficit within schemes	342	565	1,035	253	620

The following table details benefits expected to be paid over each of the next five years and in aggregate for the five years thereafter.

	2011 € m	2012 € m	2013 € m	2014 € m	2015 € m	2016-2020 € m
Future benefits expected to be paid
AIB Group Irish Pension Scheme	88	92	96	100	104	550
AIB Group UK Pension Scheme	21	23	26	27	28	150

(ii) Defined contribution schemes

The Group operates a number of defined contribution schemes. The defined benefit schemes in Ireland and the UK were closed to new members from December 1997. Employees joining after December 1997 joined on a defined contribution basis. Members of the Irish defined contribution scheme were offered the option to join the hybrid arrangement when it was introduced in December 2007. The standard contribution rate to the defined contribution scheme in Ireland was 8 per cent. during 2010 and 10 per cent. in respect of the defined contribution elements of the hybrid arrangement.

UK staff joining after December 1997 join on a defined contribution basis. Staff joining from 1 January 2009 join a new enhanced defined contribution scheme. Existing members of the UK defined contribution scheme were also given the opportunity to join the enhanced scheme. The new enhanced scheme has employer contributions ranging from 5 per cent. to 20 per cent., increasing as the employee gets older. The member contribution rate also increases with age. These members are also accruing benefits under S2P (the UK State Second Pension).

The total cost in respect of defined contribution schemes for 2010 was € 13 million (2009: € 16 million; 2008: € 18 million) all of which relates to continuing operations. For Allied Irish Banks, p.l.c., the total cost amounted to € 6 million (2009: € 9 million; 2008: € 10 million), all of which relates to continuing operations. The cost in respect of defined contributions is included in administrative expenses (note 9).

(iii) Long-term disability payments

AIB provide an additional benefit to employees who suffer prolonged periods of sickness. It provides for the partial replacement of income in event of illness or injury resulting in the employee’s long term absence from work. In 2010, the Group contributed € 7 million (2009: € 8 million; 2008: € 7 million) towards insuring this benefit. This amount is included in administrative expenses (note 9). Some elements of this benefit are self-insured by AIB. For all years this relates to continuing activities.

Notes to the accounts

12 Provisions for impairment of financial investments available for sale

	2010 € m	2009 € m	2008 € m
Debt securities (note 32)	56	20	24
Equity securities (note 32)	18	4	5

	74	24	29

13 Profit on disposal of property

2010

The sale of properties which were surplus to business requirements gave rise to a profit on disposal of € 1 million relating to continuing operations. In addition, the Group continued with its sale and leaseback programme announced in 2006 and 29 properties were sold giving rise to a profit before tax of € 45 million (€ 33 million after tax) reported within continuing operations. The leases qualify as operating leases and the commitments in respect of the operating lease rentals (initial rent payable € 11 million per annum) are included in note 64 Commitments. There were no sales recorded within discontinued operations.

2009

The sale of properties which were surplus to business requirements gave rise to a profit on disposal of € 2 million relating to continuing operations. In addition, the Group continued with its sale and leaseback programme announced in 2006 and 15 properties were sold giving rise to a profit before tax of € 21 million (€ 17 million after tax) reported within continuing operations. The leases qualify as operating leases and the commitments in respect of the operating lease rentals (initial rent payable € 2 million per annum) are included in note 64 Commitments, operating lease rentals. There were no sales recorded within discontinued operations.

2008

The sale of properties which were surplus to business requirements gave rise to a profit on disposal of € 8 million relating to continuing operations. In addition, the Group continued with its sale and leaseback programme announced in 2006 and 2 properties were sold giving rise to a profit before tax of € 2 million (€ 1 million after tax). The leases qualify as operating leases and the commitments in respect of the operating lease rentals (initial rent payable € 0.3 million per annum) are included in note 64 Commitments, operating lease rentals. For discontinued operations, properties sold gave rise to a profit before tax of € 2 million.

14 Construction contract income

	2010 € m	2009 € m	2008 € m
Construction revenue	—	1	17
Construction expense	—	—	(5)

	—	1	12

In 2005, AIB sold land at its Bankcentre headquarters to a syndicate of investors, the Serpentine Consortium. The consortium outsourced the construction of a new development on the above land to Blogram Limited, a subsidiary of Allied Irish Banks, p.l.c., on a fixed price contract basis. Practical completion of the building was achieved on 1 October 2007. Total consideration amounted to € 363 million and was paid in full by the Serpentine Consortium by 31 December 2007. As at 31 December 2009, 100% of construction profit had been recognised in the income statement (2008: 99.94%). Construction contract income net of tax amounted to Nil (2009: € 1 million; 2008: € 11 million).

Dohcar Limited, a subsidiary of Allied Irish Banks, p.l.c., contracted with the Serpentine Consortium to lease the property on completion at an initial rent of € 16.1 million per annum for a period of 31 years with a break clause at year 23. Future lease rental commitments in respect of this transaction, which has been accounted for as an operating lease, have been reported in the financial statements (note 64).

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

15 (Loss)/profit on disposal of businesses

2010

On 20 September 2010, AIB announced that it had signed an agreement to sell its investment in Goodbody Holdings Limited and related companies. AIB’s investment was derecognised at 31 December 2010, following the sale becoming unconditional. This has resulted in a loss of € 11 million before tax (tax charge: Nil).

2009

There were no disposals of businesses during the year ended 31 December 2009.

2008

In January 2008, an arrangement with First Data Corporation was finalised. This arrangement involved the disposal of the Group’s merchant acquiring businesses which comprised property, plant and equipment amounting to € 3 million and merchant contracts which were intangible assets and had not been recorded in the books. These assets were acquired by a group operating under the name AIB Merchant Services in which AIB Group holds a 49.9% share with First Data Corporation holding 50. 1%. The transaction gave rise to a profit on disposal of € 106 million before tax for continuing operations (tax charge: Nil).

AIB is accounting for its interest in AIB Merchant Services as an associated undertaking and recognised € 12 million profit after tax for the year ended 31 December 2010 (2009: € 9 million).

16 Auditors Fees

The disclosure of Auditor’s fees have been reclassified in 2010 in accordance with (SI 220)(1) which mandates the disclosure of fees in particular categories and that fees paid to the Group Auditor only (KPMG Ireland) for services to the parent company and Group be disclosed in this format. Comparatives have been restated on a basis consistent with 2010 as detailed in the table below:

	2010 € m	2009 € m	2008 € m
Auditor’s fees (excluding VAT):
Audit	2.7	2.7	3.1
Other assurance services	2.2	1.7	0.4
Taxation advisory services	0.2	0.3	0.4
Other non-audit services	0.1	0.1	—

	5.2	4.8	3.9

The above amounts relate to auditors remuneration with respect to the parent company. Other amounts paid to the group auditor (KPMG Ireland) for services provided to other group companies are: audit of € 110,000 (2009: € 110,000; 2008: € 110,000); other assurance services of € 53,250 (2009: € 236,600; 2008: € 208,250); taxation advisory services of € 9,950 (2009: € 89,060; 2008: € 343,876); and other non-audit services of Nil (2009: Nil; 2008: Nil).

Other assurance services include fees for additional assurance issued by the firm outside of the audit of the statutory financial statements of the Group and subsidiaries. These fees include assignments where the Auditor, in Ireland, provides assurance to third parties.

The Group policy on the provision of non-audit services to the parent and its subsidiary companies includes the prohibition on the provision of certain services and the pre-approval by the Audit Committee of the engagement of the Auditor for non-audit work.

The Audit Committee has reviewed the level of non-audit services fees and is satisfied that it has not affected the independence of the Auditor. It is Group policy to subject all large consultancy assignments to competitive tender, where appropriate.

	2010 € m	2009 € m	2008 € m
Auditor’s fees outside of Ireland (excluding VAT):	2.4	2.0	1.9

(1)	SI 220 is titled the European Communities (Statutory Audits) (Directive 2006/43/EC) Regulations 2010.

Notes to the accounts

17 Income tax (income)/expense

	2010 € m	2009 € m	2008 € m
Allied Irish Banks, p.l.c. and subsidiaries
Corporation tax in Republic of Ireland
Current tax on income for the period	(6)	(34)	79
Adjustments in respect of prior periods	(8)	(4)	(40)
	(14)	(38)	39
Double taxation relief	(2)	(2)	(16)

	(16)	(40)	23
Foreign tax
Current tax on income for the period	30	53	35
Adjustments in respect of prior periods	(10)	(12)	(4)
	20	41	31

	4	1	54
Deferred taxation
Origination and reversal of temporary differences	(1,709)	(361)	(2)
Adjustments in respect of prior periods	(5)	(13)	17
	(1,714)	(374)	15

Total income tax (income)/expense	(1,710)	(373)	69

Effective income tax rate	14.2%	14.0%	10.8%

Factors affecting the effective income tax rate

The effective income tax rate for 2010 is lower (2009 higher and 2008 lower) than the weighted average of the Group’s statutory corporation tax rates across its geographic locations. The differences are explained in the following table.

	2010	2009	2008
	%	%	%
Weighted average corporation tax rate(1)	14.4	9.6	19.2
Effects of:
Expenses not deductible for tax purposes	(0.1)	(0.9)	2.5
Exempted income, income at reduced rates and tax credits	0.3	5.9	(5.6)
Income taxed at higher rates	(0.2)	(0.2)	0.4
Other differences	(0.5)	(1.4)	(1.3)
Tax on associated undertakings	0.1	(0.1)	0.1
Adjustments to tax charge in respect of previous periods	0.2	1.1	(4.5)

Effective income tax rate	14.2	14.0	10.8

(1)	The change in the weighted average corporation tax rate was driven by significantly increased tax losses in two of the tax jurisdictions compared to the previous year.

18 Discontinued operations

On 30 March 2010, the Central Bank published details of the Prudential Capital Assessment Review (“PCAR”), its assessment of the forward-looking prudential capital requirements of certain Irish credit institutions, including AIB, that are covered by Government guarantee schemes to strengthen and increase their capital bases to help restore confidence in the Irish banking sector.

The PCAR concluded at that time that in common with other Irish credit institutions, the target equity core tier 1 capital ratio for AIB would be 7% and the target core tier 1 capital ratio would be 8%. In order to meet the target equity core tier 1 capital ratio, the PCAR determined that AIB must generate the equivalent of € 7.4 billion of new equity capital by 31 December 2010. These targets have subsequently been amended (note 69).

Arising from this requirement to raise additional capital, on 30 March 2010 the Group announced that its investments in AIB Group (UK), BZWBK and M&T Bank Corporation were for sale. Subsequently, Bulgarian American Credit Bank AD was also included in the investments to be disposed of. However, in the light of continuing challenging market conditions, AIB announced on 19 November 2010 that it had decided to halt the sale process of its UK business and to undertake a strategic review of this business in the context of reviewing AIB’s overall businesses. Accordingly, AIB Group (UK) is shown as a continuing operation in these financial statements. The disposal of M&T Bank Corporation was completed on 4 November 2010. The sale of BZWBK was agreed on 10 September 2010 and completed on 1 April 2011.

18 Discontinued operations (continued)

In line with the policy for ‘non-current assets held for sale and discontinued operations’, the results of these investments are now shown as discontinued operations in the Group’s financial statements. Accordingly, the following changes to presentation have been made:

•

Discontinued operations are shown as a single line item in: the consolidated income statement, the consolidated statement of cash flows and the consolidated statement of comprehensive income, both for the current period and all comparative periods presented.

•

Since the disposal announcement was made subsequent to the 2009 year end, the consolidated statement of financial position and consolidated statement of changes in equity have not been re-presented. The cash flow impacts are set out within this note.

The following tables set out income statement analysis of discontinued operations for 31 December 2010 together with comparative data:

Profit/(loss) after taxation from discontinued operations	Notes		2010 € m	2009 € m	2008 € m
BZWBK	(A	)	254	214	282
M&T Bank Corporation	(B	)	5	(156)	94
Bulgarian American Credit Bank AD	(C	)	(60)	(103)	(54)

Total			199	(45)	322

(A) - BZWBK

	2010 € m	2009 € m	2008 € m
Net interest income	443	361	475
Dividend income	14	22	20
Net fee and commission income	324	309	389
Net trading income	69	51	13
Other operating income	(4)	10	30
Other income	403	392	452

Total operating income	846	753	927
Administrative expenses(1)	404	346	440
Impairment and amortisation of intangible assets	2	8	8
Depreciation of property, plant and equipment	6	21	24
Total operating expenses	412	375	472

Operating profit before provisions	434	378	455
Provisions for impairment of loans and receivables and other financial instruments	105	113	98
Provisions for liabilities and commitments	—	—	2

Operating profit	329	265	355
Profit on disposal of property	—	—	2

Profit before taxation from discontinued operations	329	265	357
Income tax expense from discontinued operations	72	51	75

Profit after taxation from discontinued operations	257	214	282
Loss recognised on the remeasurement to fair value less cost to sell(2)	(3)	—	—
Income tax on loss on the remeasurement to fair value	—	—	—

Profit for the period from discontinued operations	254	214	282

€ 184 million of the profit from discontinued operations of € 254 million (2009: € 155 million of the profit from discontinued operations of € 214 million; 2008: € 212 million of the profit from discontinued operations of € 282 million) is attributable to the owners of the parent.

(1)	Includes share-based payments expense of Nil (2009: € 1 million; 2008: € 2 million).
(2)	Relates to impairment of intangible assets.

Notes to the accounts

18 Discontinued operations (continued)

(B) - M&T Bank Corporation

Disposal of M&T

On 4 November 2010, AIB completed the disposal of 26,700,000 shares of common stock of M&T Bank Corporation. The proceeds from the sale amounted to US$ 77.50 per share, or total proceeds of € 1,467 million, after costs.

M&T was previously accounted for as an interest in associated undertakings.

	2010 € m	2009 € m	2008 € m
Profit/(loss) from discontinued operations
Share of profits from associated undertakings net of tax(1)	23	44	94
Reversal of impairment/(impairment) of associated undertakings	213	(200)	—

Results from discontinued operations, net of taxation	236	(156)	94
Loss on the disposal of investment in associated undertakings	(231)	—	—
Income tax on loss on disposal	—	—	—

Profit/(loss) after taxation for the period from discontinued operations	5	(156)	94

The profit from discontinued operations of € 5 million (2009: loss of € 156 million; 2008 profit of: € 94 million) is attributable to the owners of the parent.

(1)	The tax charge amounted to € 11 million (2009: € 16 million; 2008: € 35 million).

Effect of disposal on cash flows of the Group	2010 € m
Consideration received - satisfied in cash	1,487
Cash and cash equivalents disposed of	—

Net cash inflow	1,487

Loss on disposal of M&T Bank Corporation	2010 € m
Gross proceeds from sale	1,487
Less: costs of disposal	20

Net proceeds	1,467

Carrying value at 1 January 2010	1,282
Exchange adjustments	37
Share of results	23
Reversal of impairment	213
Other reserve movements	(26)

Carrying value at date of disposal	1,529

Underlying loss on disposal	(62)
Reclassification of currency translation reserves into the income statement	(157)
Reclassification of available for sale reserves into the income statement	(12)

Loss on disposal of investment	(231)

The loss on disposal of the investment in M&T includes € 157 million from the reclassification of exchange translation adjustments from foreign currency translation reserves to the income statement.

18 Discontinued operations (continued)

(C) - Bulgarian American Credit Bank AD

	2010 € m	2009 € m	2008 € m
Loss from discontinued operations
Share of profits from associated undertakings net of tax(1)	2	5	3
Impairment of associated undertakings	(12)	(108)	(57)

Results from discontinued operations, net of tax	(10)	(103)	(54)
Loss recognised on the remeasurement to fair value less costs to sell	(50)	—	—
Income tax on loss on the remeasurement to fair value	—	—	—

Loss after taxation for the period from discontinued operations	(60)	(103)	(54)

The loss from discontinued operations of € 60 million (2009: loss of € 103 million; 2008: loss of € 54 million) is attributable to the owners of the parent.

(1)	There was no tax charge for the year ended 31 December 2010 (2009: € 1 million; 2008: Nil).

19 Non-controlling interests in subsidiaries

	2010 € m	2009 € m	2008 € m
The profit attributable to non-controlling interests is analysed as follows:
Continuing operations: other equity interest in subsidiaries (note 51)	—	20	48
Discontinued operations: ordinary share interest in subsidiaries	70	59	70

	70	79	118

There were no distributions paid in 2010 on the € 189 million perpetual preferred securities. A distribution of € 20 million was paid in June 2009 in conjunction with the redemption of € 801 million of the € 1 billion perpetual preferred securities (see notes 6 and 52). In 2008, a distribution of € 48 million was paid on € 1 billion perpetual preferred securities.

20 Earnings per share

For the purpose of earnings per share calculations both the € 0.32 ordinary shares and the € 0.32 convertible non-voting (“CNV”) shares have the same entitlement to dividend (note 48).

The calculation of basic earnings per unit of € 0.32 ordinary share/CNV share is based on the (loss)/profit attributable to ordinary/CNV shareholders divided by the weighted average of ordinary shares and CNV shares in issue excluding treasury shares and own shares held.

The diluted earnings per share is based on the (loss)/profit attributable to ordinary/CNV shareholders divided by the weighted average ordinary and CNV shares in issue excluding treasury shares and own shares held, adjusted for the effect of dilutive potential ordinary/CNV shares.

	2010 € m	2009 € m	2008 € m
(a) Basic
(Loss)/profit attributable to equity holders of the parent from continuing operations	(10,361)	(2,309)	520
Distributions to other equity holders	—	(44)	(38)
Gain on redemption of RCI and LPI recognised in equity (note 6)	—	538	—

(Loss)/profit attributable to ordinary/CNV shareholders from continuing operations	(10,361)	(1,815)	482

Profit/(loss) attributable to ordinary/CNV shareholders from discontinued operations	129	(104)	252

	Number of shares (millions)
Weighted average number of ordinary shares in issue during the period	1,023.8	880.6	879.9
Weighted average number of CNV shares in issue during the period	258.7	—	—
Contingently issuable shares(1)	531.7	11.5	—

Weighted average number of shares	1,814.2	892.1	879.9

(Loss)/earnings per share from continuing operations—basic	EUR (571.1c )	EUR (203.5c )	EUR 54.8c

Earnings/(loss) per share from discontinued operations—basic	EUR 7.1c	EUR (11.7c )	EUR 28.6c

Notes to the accounts

20 Earnings per share (continued)

	2010 € m	2009 € m	2008 € m
(b) Diluted
(Loss)/profit attributable to ordinary/CNV shareholders from continuing operations (note 20 (a))	(10,361)	(1,815)	482
Profit/(loss) attributable to ordinary/CNV shareholders from discontinued operations	129	(104)	252

Adjusted (loss)/profit attributable to ordinary/CNV shareholders from continuing operations	(10,361)	(1,815)	482

Adjusted profit/(loss) attributable to ordinary/CNV shareholders from discontinued operations	129	(104)	252

	Number of shares (millions)
Weighted average number of ordinary shares in issue during the period	1,023.8	880.6	879.9
Weighted average number of CNV shares in issue during the period	258.7	—	—
Contingently issuable shares(1)	531.7	11.5	—
Dilutive effect of options and warrants outstanding(2)	—	—	0.2

Potential weighted average number of shares	1,814.2	892.1	880.1

(Loss)/earnings per share from continuing operations—diluted	EUR (571.1c )	EUR (203.5c )	EUR 54.7c

Earnings/(loss) per share from discontinued operations—diluted	EUR 7.1c	EUR (11.7c )	EUR 28.6c

On 23 December 2010, AIB issued 675,107,845 ordinary shares and 10,489,899,564 CNV shares to the NPRFC. The CNV shares rank equally with the ordinary shares in terms of dividend payment and will be convertible into ordinary shares on a one to one basis. Both the ordinary and CNV shares are included in the weighted average number of shares on a time apportioned basis.

(1)

Contingently issuable shares are treated as outstanding from 14 December 2009, the date the ‘Dividend Stopper’ came into effect (see note 55 (viii)). The shares relate to the number of shares (on a time apportioned basis) that would issue to the National Pension Reserve Fund Commission (“NPRFC”), if the coupon on the € 3.5 billion Preference Shares was not paid in cash. These contingently issuable shares were issued on 13 May 2010. The dividend stopper remained in force throughout 2010, accordingly, contingently issuable shares have been treated as outstanding from 13 May 2010 in respect of the dividend payment due 13 May 2011.

(2)

The incremental shares from assumed conversions of options and warrants are not included in calculating the diluted per share amounts because they are anti-dilutive. With effect from 23 December 2010, the outstanding warrants were cancelled and will no longer be included in calculating the diluted earnings per share.

21 Distributions to other equity holders

Distributions to other equity holders are recognised in equity when declared by the Board of Directors. In 2010, the distribution on the € 500m Reserve Capital Instruments (“RCIs”) amounted to Nil as the dividend stopper as set out in note 55 (viii) precluded the payment of distributions on the RCI (2009: € 44 million; 2008: € 38 million). Included in 2009 is a coupon of € 6 million which was paid in June 2009 in conjunction with the redemption of € 258 million of the RCI (notes 6 and 51).

22 Distributions on equity shares

	2010	2009	2008	2010	2009	2008
	cent per € 0.32 share			€ m	€ m	€ m
Ordinary shares of € 0.32 each
Final dividend 2009 (2008; 2007)	—	—	51.2	—	—	451
Interim dividend 2010 (2009; 2008)	—	—	30.6	—	—	270

Total	—	—	81.8	—	—	721

No dividends were paid during 2010 or 2009.

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

Allied Irish Banks, p.l.c. and each of its subsidiaries, were designated a participating institution under the Act on 12 February 2010. BZWBK and its subsidiaries were excluded from this designation. By 31 December 2010, financial assets with a net carrying value of € 14,010 million of assets had transferred to NAMA (note 7), leaving a residual of € 1,937 million which AIB is committed to transfer in early 2011.

The consideration for the NAMA assets acquired from AIB comprises the issue to AIB of NAMA bonds and subordinated NAMA bonds equal in nominal value to the purchase price of the NAMA assets. However, the fair value of such bonds has differed to the nominal value, dependent upon the terms of issue (note 31).

The following table provides an analysis of assets and liabilities classified as held for sale to NAMA.

	Group		Allied Irish Banks, p.l.c.
	Assets	Liabilities	Assets	Liabilities
	2010 € m	2010 € m	2010 € m	2010 € m
Loans and receivables(1)	1,919	—	575	—
Derivative financial instruments	15	—	1	—
Accrued income	3	—	2	—

	1,937	—	578	—

(1)	Net of provisions of € 329 million (Allied Irish Banks, p.l.c.: € 137 million).

	Group		Allied Irish Banks, p.l.c.
	Assets	Liabilities	Assets	Liabilities
	2009 € m	2009 € m	2009 € m	2009 € m
Loans and receivables(2)	19,030	—	15,827	—
Derivative financial instruments	125	3	125	3
Accrued income	57	—	39	—

	19,212	3	15,991	3

(2)	Net of provisions of € 4,165 million (Allied Irish Banks, p.l.c.: € 3,930 million).

The following table provides a movement analysis of loans and receivables held for sale to NAMA.

	Group			Allied Irish Banks, p.l.c.
	Total loans and receivables € m	Impairment provisions € m	Carrying value € m	Total loans and receivables € m	Impairment provisions € m	Carrying value € m
At 1 January 2010	23,195	4,165	19,030	19,757	3,930	15,827
Exchange translation adjustments	135	6	129	20	—	20
Transferred to NAMA during 2010	(18,245)	(4,569)	(13,676)	(17,285)	(4,502)	(12,783)
Reclassifications/movements(3)	(2,837)	(770)	(2,067)	(1,780)	(635)	(1,145)
New impairment provisions in 2010	—	1,497	(1,497)	—	1,344	(1,344)

At 31 December 2010	2,248	329	1,919	712	137	575

(3)	Includes changes in threshold for NAMA eligible loans during 2010, along with movements in the number of loans and receivables within the eligible pool.

The unwind of the discount on the carrying amount of impaired loans amounted to € 122 million (2009: € 92 million) and is included in the carrying value of loans and receivables held for sale to NAMA. This has been credited to interest income.

Further details of financial assets and financial liabilities held for sale to NAMA are set out in note 71.

Notes to the accounts

24 Disposal groups and non-current assets held for sale

At 31 December 2010, disposal groups and non-current assets held for sale comprise discontinued operations and non-current assets and non-current liabilities held for sale but does not include those assets held for sale to NAMA (note 23). Details of the circumstances leading to the classification as discontinued operations and the income statement impacts are set out in note 18 and in the Basis of preparation on page 147. Disposal groups and non-current assets/liabilities are shown as single line items in the statement of financial position with no re-presentation of comparatives. However, the tables below set out an analysis of the single line items in the statement of financial position of disposal groups and non-current assets held for sale.

Discontinued operations have been set out separately in the following table from non-current assets and disposal groups held for sale.

	2010		2009
	Assets € m	Liabilities € m	Assets € m	Liabilities € m
Disposal groups and non-current assets held for sale	91	2	50	—
Discontinued operations
BZWBK	13,820	11,546	—	—
Bulgarian American Credit Bank AD(1)	—	—	—	—
	13,820	11,546	—	—

Total disposal groups and non-current assets held for sale	13,911	11,548	50	—

(1)	The carrying of AIB’s investment in Bulgarian American Credit Bank AD has been written down to Nil (note 35).

Disposal groups and non-current assets held for sale

Disposal groups and non-current assets classified as held for sale have been measured at the lower of carrying amount and fair value less costs to sell in accordance with the accounting policy.

Assets held for sale total € 91 million (31 December 2009: € 50 million) and mainly comprise mortgages to customers of AmCredit amounting to € 74 million (31 December 2009: Nil), bank branches amounting to € 5 million (31 December 2009: € 40 million) and repossessed assets of € 12 million (31 December 2009: € 10 million). At 31 December 2010, the Group’s bank branches held for sale are being sold as part of the sale and leaseback programme which began in 2006. Repossessed assets relate to defaulted loans where the Group has taken possession of the underlying security and consist of commercial and residential properties, motor vehicles and equipment.

Liabilities amounting to € 2 million (31 December 2009: Nil) relate to deposits from banks.

24 Disposal groups and non-current assets held for sale (continued)

Discontinued operations

This table shows the assets and liabilities of BZWBK which is classified as a discontinued operation at 31 December 2010.

2010 € m
Assets
Cash and balances at central banks	638
Trading portfolio financial assets	446
Disposal groups and non-current assets held for sale	2
Derivative financial instruments	113
Loans and receivables to banks	132
Loans and receivables to customers	8,230
Financial investments available for sale	1,892
Financial investments held to maturity	1,411
Interests in associated undertakings	18
Intangible assets and goodwill	504
Property, plant and equipment	161
Other assets	97
Deferred taxation	76
Prepayments and accrued income	100

Total assets	13,820

Liabilities
Deposits by central banks and banks	550
Customer accounts	10,496
Trading portfolio financial liabilities	2
Derivative financial instruments	115
Current taxation	21
Other liabilities	133
Accruals and deferred income	114
Retirement benefit liabilities	10
Provisions for liabilities and commitments	6
Subordinated liabilities	99

Total liabilities	11,546

A sale was agreed on 10 September 2010 for the Group’s shareholding in BZWBK and completed on 1 April 2011.

Further detailed analysis of the assets and liabilities of discontinued operations is set out in note 72.

Notes to the accounts

25 Trading portfolio financial assets

	Group		Allied Irish Banks, p.l.c.
	2010 € m	2009 € m	2010 € m	2009 € m
Debt securities:
Government securities	—	245	—	102
Bank eurobonds	9	9	9	9
Other debt securities	22	5	22	5
	31	259	31	116
Equity securities	2	37	2	4

	33	296	33	120

	Group		Allied Irish Banks, p.l.c.
	2010 € m	2009 € m	2010 € m	2009 € m
Of which listed:
Debt securities	31	259	31	116
Equity securities	1	29	1	4
Of which unlisted:
Equity securities	1	8	1	—

	33	296	33	120

During 2008, trading portfolio financial assets reclassified to financial investments available for sale, in accordance with the amended IAS 39 ‘Financial Instruments: Recognition and Measurement’, amounted to €6,104 million. The fair value of reclassified assets at 31 December 2010 was €2,538 million (2009: €4,104 million; 2008: €5,674 million).

As of the reclassification date, effective interest rates on reclassified trading portfolio financial assets ranged from 4% to 10% with expected gross recoverable cash flows of €7,105 million. If the reclassification had not been made, the Group’s income statement for the year ended 31 December 2010 would have included unrealised fair value gains on reclassified trading portfolio financial assets of €38 million all of which relates to continuing operations (2009: gains €5 million all of which relates to continuing operations; 2008: losses €236 million all of which relates to continuing operations).

After reclassification, the reclassified assets contributed the following amounts to the income statement:

	2010 € m	2009 € m	2008 € m
Interest on financial investments available for sale	82	148	161
Provisions for impairment of financial investments available for sale	(1)	(12)	(3)

Up to the date of reclassification, in 2008 € 55 million of unrealised losses on the reclassified trading portfolio financial assets were recognised in the income statement (year ended December 2007: € 111 million).

26 Derivative financial instruments

Derivatives are used to service customer requirements, to manage the Group’s interest rate, exchange rate, equity and credit exposures and for trading purposes. Derivative instruments are contractual agreements whose value is derived from price movements in underlying assets, interest rates, foreign exchange rates or indices. The majority of the Group’s derivative activities are undertaken at the parent company level and the following discussion applies equally to the parent company and Group.

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

The following tables present the notional principal amount together with the positive fair value of interest rate, exchange rate, equity and credit derivative contracts for 2010 and 2009. In 2010, only continuing operations are shown for AIB Group. Those held for sale to NAMA are shown in note 23 and those held as discontinued operations are shown in note 72.

	Group		Allied Irish Banks, p.l.c.
	2010 € m	2009 € m	2010 € m	2009 € m
Interest rate contracts(1)
Notional principal amount	147,985	164,663	174,008	187,088
Positive fair value	3,035	5,627	3,248	5,074

Exchange rate contracts(1)
Notional principal amount	15,777	25,877	15,935	24,640
Positive fair value	137	303	143	262

Equity contracts(1)
Notional principal amount	3,715	3,853	3,716	3,853
Positive fair value	143	141	143	129

Credit derivatives(1)
Notional principal amount	598	870	598	870
Positive fair value	—	—	—	—

Total
Notional principal amount	168,075	195,263	194,257	216,451

Positive fair value(2)	3,315	6,071	3,534	5,465

(1)	Interest rate, exchange rate and credit derivative contracts are entered into for both hedging and trading purposes. Equity contracts are entered into for trading purposes only.
(2)	77% of fair value relates to exposures to banks (2009: 81%).

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

The following table analyses the notional principal amount and positive fair value of interest rate, exchange rate, equity and credit derivative contracts by maturity.

	Residual maturity
Group	< 1 year € m	1 < 5 years € m	5 years + € m	Total € m
2010
Notional principal amount	80,052	65,119	22,904	168,075
Positive fair value	435	1,495	1,385	3,315

2009
Notional principal amount	99,191	71,293	24,779	195,263
Positive fair value	2,412	2,081	1,578	6,071

	Residual maturity
Allied Irish Banks, p.l.c.	< 1 year € m	1 < 5 years € m	5 years + € m	Total € m
2010
Notional principal amount	80,860	66,679	46,718	194,257
Positive fair value	453	1,525	1,556	3,534

2009
Notional principal amount	96,324	71,570	48,557	216,451
Positive fair value	1,994	1,903	1,568	5,465

AIB Group has the following concentration of exposures in respect of notional principal amount and positive fair value of interest rate, exchange rate, equity and credit derivative contracts. The concentrations are based primarily on the location of the office recording the transaction.

	Notional principal amount		Positive fair value
Group	2010 € m	2009 € m	2010 € m	2009 € m
Republic of Ireland	158,244	173,036	2,763	4,743
United Kingdom	7,368	8,950	471	449
Poland	—	9,048	—	773
United States of America	2,463	4,151	81	95
Rest of World	—	78	—	11

	168,075	195,263	3,315	6,071

	Notional principal amount		Positive fair value
Allied Irish Banks, p.l.c.	2010 € m	2009 € m	2010 € m	2009 € m
Republic of Ireland	187,034	206,132	3,145	5,090
United Kingdom	4,760	6,090	308	269
United States of America	2,463	4,151	81	95
Rest of World	—	78	—	11

	194,257	216,451	3,534	5,465

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

To achieve its risk management objectives, the Group uses a combination of derivative financial instruments, particularly interest rate swaps, cross currency interest rate swaps, forward rate agreements, futures, options and currency swaps, as well as other contracts. The notional principal and fair value amounts, for instruments held for risk management purposes entered into by the Group at 31 December 2010 and 2009, are presented within this note.

Notes to the accounts

26 Derivative financial instruments (continued)

The following table shows the notional principal amounts and the fair values of derivative financial instruments analysed by product and purpose as at 31 December 2010 and 31 December 2009.

	2010			2009
	Notional principal amount € m	Fair values		Notional Principal amount € m	Fair values
		Assets	Liabilities		Assets	Liabilities

Group		€ m	€ m		€ m	€ m
Derivatives held for trading
Interest rate derivatives—over the counter (OTC)
Interest rate swaps	57,798	1,528	(1,697)	80,774	1,825	(1,889)
Cross-currency interest rate swaps (1)	938	69	(55)	2,372	2,399	(2,425)
Forward rate agreements	7,565	3	(4)	7,542	5	(7)
Interest rate options	2,494	23	(18)	3,244	34	(31)
Total OTC interest rate contracts	68,795	1,623	(1,774)	93,932	4,263	(4,352)
Interest rate derivatives—exchange traded
Interest rate futures	1,432	—	(2)	6,504	—	—

Interest rate contracts total	70,227	1,623	(1,776)	100,436	4,263	(4,352)

Foreign exchange derivatives (OTC)
Foreign exchange contracts	11,575	104	(190)	21,326	211	(228)
Currency options bought and sold	486	6	(6)	1,613	19	(17)

Foreign exchange derivatives total	12,061	110	(196)	22,939	230	(245)

Equity derivatives (OTC)
Equity index options	3,715	143	(145)	3,853	141	(136)

Equity index contracts total	3,715	143	(145)	3,853	141	(136)

Credit derivatives (OTC)
Credit derivatives	538	—	(122)	815	—	(127)

Credit derivatives contracts total	538	—	(122)	815	—	(127)

Total trading contracts	86,541	1,876	(2,239)	128,043	4,634	(4,860)

Derivatives designated as fair value hedges (OTC)
Interest rate swaps	23,824	610	(471)	19,501	526	(393)
Cross currency interest rate swaps(1)	240	10	—	—	—	—
Derivatives designated as cash flow hedges (OTC)
Interest rate swaps	48,801	725	(280)	44,726	838	(263)
Cross currency interest rate swaps(1)	4,893	67	(4)	—	—	—
Currency swaps	3,716	27	(23)	2,938	73	—
Credit default swaps	60	—	(3)	55	—	(4)

Total hedging contracts	81,534	1,439	(781)	67,220	1,437	(660)

Total derivative financial instruments	168,075	3,315	(3,020)	195,263	6,071	(5,520)

(1)	Cross currency interest rate swaps are shown net on the statement of financial position in 2010, but were shown gross in 2009.

26 Derivative financial instruments (continued)

The following table shows the notional principal amounts and the fair values of derivative financial instruments analysed by product and purpose as at 31 December 2010 and 31 December 2009.

	2010			2009
	Notional principal amount € m	Fair values		Notional principal amount € m	Fair values
		Assets	Liabilities		Assets	Liabilities

Allied Irish Banks, p.l.c.		€ m	€ m		€ m	€ m
Derivatives held for trading
Interest rate derivatives—over the counter (OTC)
Interest rate swaps	59,195	1,635	(1,699)	75,807	1,701	(1,752)
Cross-currency interest rate swaps (1)	1,030	74	(62)	2,011	1,797	(1,791)
Forward rate agreements	7,565	3	(4)	5,312	3	(4)
Interest rate options	2,600	23	(18)	4,087	32	(31)
Total OTC interest rate contracts	70,390	1,735	(1,783)	87,217	3,533	(3,578)
Interest rate derivatives—exchange traded
Interest rate futures	1,432	—	(2)	6,504	—	—

Interest rate contracts total	71,822	1,735	(1,785)	93,721	3,533	(3,578)

Foreign exchange derivatives (OTC)
Foreign exchange contracts	11,670	109	(191)	20,093	168	(221)
Currency options bought and sold	549	7	(8)	1,609	21	(19)

Foreign exchange derivatives total	12,219	116	(199)	21,702	189	(240)

Equity derivatives (OTC)
Equity index options	3,716	143	(145)	3,853	129	(124)

Equity index contracts total	3,716	143	(145)	3,853	129	(124)

Credit derivatives (OTC)
Credit derivatives	538	—	(122)	815	—	(127)

Credit derivatives contracts total	538	—	(122)	815	—	(127)

Total trading contracts	88,295	1,994	(2,251)	120,091	3,851	(4,069)

Derivatives designated as fair value hedges (OTC)
Interest rate swaps	41,687	254	(472)	35,564	124	(391)
Cross currency interest rate swaps(1)	240	10	—	—	—	—
Derivatives designated as cash flow hedges (OTC)
Interest rate swaps	55,366	1,182	(646)	57,803	1,417	(640)
Cross currency interest rate swaps(1)	4,893	67	(4)	—	—	—
Currency swaps	3,716	27	(23)	2,938	73	—
Credit default swaps	60	—	(3)	55	—	(4)

Total hedging contracts	105,962	1,540	(1,148)	96,360	1,614	(1,035)

Total derivative financial instruments	194,257	3,534	(3,399)	216,451	5,465	(5,104)

(1)	Cross currency interest rate swaps are shown net on the statement of financial position in 2010, but were shown gross in 2009.

Notes to the accounts

26 Derivative financial instruments (continued)

Cash flow hedges

The cash flows are expected to occur in the following periods:

	2010
Group	Within 1 year € m	Between 1 and 2 years € m	Between 2 and 5 years € m	More than 5 years € m	Total € m
Forecast receivable cash flows	290	282	564	397	1,533
Forecast payable cash flows	131	83	212	300	726

	2009
Forecast receivable cash flows	280	460	1,052	877	2,669
Forecast payable cash flows	39	89	224	343	695

	2010
Allied Irish Banks, p.l.c.	Within 1 year € m	Between 1 and 2 years € m	Between 2 and 5 years € m	More than 5 years € m	Total € m
Forecast receivable cash flows	300	295	635	516	1,746
Forecast payable cash flows	158	123	371	417	1,069

	2009
Forecast receivable cash flows	299	478	1,098	940	2,815
Forecast payable cash flows	58	103	253	393	807

The cash flows, including amortisation of terminated cashflow hedges, are expected to impact the income statement in the following periods:

	2010
Group	Within 1 year € m	Between 1 and 2 years € m	Between 2 and 5 years € m	More than 5 years € m	Total € m
Forecast receivable cash flows	318	296	583	399	1,596
Forecast payable cash flows	133	84	213	300	730

	2009
Forecast receivable cash flows	319	479	1,057	877	2,732
Forecast payable cash flows	39	89	224	343	695

	2010
Allied Irish Banks, p.l.c.	Within 1 year € m	Between 1 and 2 years € m	Between 2 and 5 years € m	More than 5 years € m	Total € m
Forecast receivable cash flows	328	309	654	517	1,808
Forecast payable cash flows	160	124	372	417	1,073

	2009
Forecast receivable cash flows	338	497	1,104	940	2,879
Forecast payable cash flows	58	103	253	393	807

For AIB Group, the ineffectiveness reflected in the income statement that arose from cash flow hedges is a charge of € 2 million, a charge of € 2 million in continuing operations, Nil in discontinued operations (2009: a credit of € 26 million, a credit of € 27 million in continuing operations, offset by a charge of € 1 million in discontinued operations).

The pay fixed cash flow hedges are used to hedge the cash flows on variable rate liabilities, primarily floating rate notes. The receive fixed cash flow hedges are used to hedge the cash flows on variable rate assets, primarily the variable rate loan portfolio.

The total amount recognised in other comprehensive income during the period in respect of cash flow hedges was a charge of € 41 million. In 2009 there was a charge of € 62 million (of which a credit of € 6 million related to discontinued operations) including a credit of € 1 million recognised within gains in associated undertakings.

26 Derivative financial instruments (continued)

Fair value hedges

The fair value hedges are entered into to hedge the exposure to changes in the fair value of recognised assets or liabilities arising from changes in interest rates, primarily available for sale securities and fixed rate liabilities. The fair values of financial instruments are set out in note 56. The net mark to market on fair value hedging derivatives, excluding accrual, is € 106 million (2009: positive € 71 million) and the net mark to market on the related hedged items is negative € 118 million (2009: negative € 88 million).

Netting financial assets and financial liabilities

Derivative financial instruments are shown on the statement of financial position at their fair value, those with a positive fair value are reported as assets and those with a negative fair value are reported as liabilities.

The Group has a number of ISDA Master Agreements (netting agreements) in place which may allow it to net the termination values of derivative contracts upon the occurrence of an event of default with respect to its counterparties. The enforcement of netting agreements would potentially reduce the statement of financial position carrying amount of derivative assets and liabilities by € 1,687 million (2009: € 3,750 million). The Group has Credit Support Annexes (“CSAs”) in place which provide collateral for derivative contracts. At 31 December 2010, the value of these CSAs were € 932 million for derivative financial assets (2009: € 657 million) and € 542 million for derivative financial liabilities (2009: € 631 million). Additionally the Group has agreements in place which may allow it to net the termination values of cross currency swaps upon the occurrence of an event of default. The enforcement of these netting agreements would have no impact in 2010, in 2009 these would have had the potential to further reduce the carrying amount of derivative assets and liabilities by € 593 million.

27 Loans and receivables to banks

	Group		Allied Irish Banks, p.l.c.
	2010 € m	2009 € m	2010 € m	2009 € m
Funds placed with central banks	1,051	5,677	490	5,147
Funds placed with other banks	1,896	3,420	45,475	53,673
Provision for impairment	(4)	(4)	(4)	(4)

	2,943	9,093	45,961	58,816

Of which:
Due from third parties			2,168	8,427
Due from subsidiary undertakings(1)			43,793	50,389
			45,961	58,816

Due from subsidiary undertakings:
Subordinated			360	342
Unsubordinated			43,433	50,047
			43,793	50,389
Amounts include:
Reverse repurchase agreements	—	679	—	679

	Group		Allied Irish Banks, p.l.c.
	2010 € m	2009 € m	2010 € m	2009 € m
Loans and receivables to banks by geographical area(2)
Republic of Ireland	1,033	7,586	44,129	57,590
United States of America	212	271	212	269
United Kingdom	1,695	1,158	1,618	950
Poland	—	70	—	—
Rest of the world	3	8	2	7

	2,943	9,093	45,961	58,816

(1)	Amounts due from subsidiary undertakings may include repurchase agreements.
(2)	The classification of loans and receivables to banks by geographical area is based primarily on the location of the office recording the transaction.

Under reverse repurchase agreements, the Group has accepted collateral that it is permitted to sell or repledge in the absence of default by the owner of the collateral. The fair value of collateral received amounted to Nil (2009: € 679 million). The collateral received consisted of government securities of Nil (2009: € 573 million) and other securities of Nil (2009: € 106 million). The fair value of collateral sold or repledged amounted to Nil (2009: € 108 million). This consisted of government securities of Nil (2009: € 26 million) and other securities of Nil (2009: € 82 million). The Group is obliged to return equivalent collateral. These transactions are conducted under terms that are usual and customary to standard reverse repurchase agreements.

Notes to the accounts

28 Loans and receivables to customers

	Group		Allied Irish Banks, p.l.c.
	2010 € m	2009 € m	2010 € m	2009 € m
Loans and receivables to customers	91,120	102,192	67,775	67,743
Amounts receivable under finance leases and hire purchase contracts (note 30)	1,552	2,668	633	799
Unquoted securities	965	1,468	875	1,378
Provisions for impairment (note 29)	(7,287)	(2,987)	(5,787)	(1,992)

	86,350	103,341	63,496	67,928

Of which:
Due from third parties			48,293	52,315
Due from subsidiary undertakings(1)(2)			15,203	15,613
			63,496	67,928

Of which repayable on demand or at short notice	14,894	4,958	11,098	3,016
Amounts include:
Due from associated undertakings	128	117	128	117

(1)	Of which € 83 million (2009: € 83 million) relates to subordinated loans.
(2)	Amounts due from subsidiary undertakings may include repurchase agreements.

Amounts include reverse repurchase agreements of Nil (2009: € 2 million).

The unwind of the discount on the carrying amount of impaired loans amounted to € 156 million (2009: € 80 million) and is included in the carrying value of loans and receivables to customers. This has been credited to interest income.

In 2009 certain financial investments available for sale amounting to € 13 million were reclassified to the loans and receivables to customers’ category. The fair value of reclassified assets at 31 December 2010 was € 9 million (2009: € 11 million). As of reclassification date, the effective interest rates on reclassified available for sale portfolio financial assets were in the range 4.79% - 6.44%; the expected gross recoverable cash flows were € 18 million; and the fair value loss recognised in equity was € 8 million. If the reclassification had not been made, the Group’s statement of comprehensive income for the period ended 31 December 2010 would have included fair value gains of € 1 million (2009: loss € 4 million).

	2010
	Republic of Ireland € m	United Kingdom € m	Poland(3) € m	United States of America € m	Rest of the world € m	Total € m
By geographic location and industry sector
Agriculture	1,939	67	—	—	—	2,006
Energy	686	304	—	201	163	1,354
Manufacturing	2,617	843	—	60	153	3,673
Construction and property	17,246	7,430	—	732	494	25,902
Distribution	7,626	2,439	—	122	58	10,245
Transport	809	749	—	73	2	1,633
Financial	1,368	525	—	29	—	1,922
Other services	4,080	4,523	—	751	98	9,452
Personal
- Home mortgages	27,290	3,534	—	—	—	30,824
- Other	5,349	672	—	—	—	6,021
Lease financing	764	8	—	—	—	772

	69,774	21,094	—	1,968	968	93,804
Unearned income	(102)	(58)	—	(5)	(2)	(167)
Provisions	(6,230)	(1,017)	—	(23)	(17)	(7,287)

Total	63,442	20,019	—	1,940	949	86,350

(3)	Included within disposal groups and non-current assets held for sale in 2010.

28 Loans and receivables to customers (continued)

	2009
	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	2,015	120	126	3	—	2,264
Energy	844	292	86	435	23	1,680
Manufacturing	3,108	1,193	1,024	161	207	5,693
Construction and property	15,930	7,068	2,852	904	441	27,195
Distribution	8,182	2,639	804	162	66	11,853
Transport	979	601	83	69	44	1,776
Financial	1,403	696	143	54	22	2,318
Other services	4,700	4,936	322	753	213	10,924
Personal
- Home mortgages	27,818	3,635	1,538	—	90	33,081
- Other	6,242	861	1,039	—	—	8,142
Lease financing	922	48	711	—	—	1,681

	72,143	22,089	8,728	2,541	1,106	106,607
Unearned income	(122)	(86)	(60)	(8)	(3)	(279)
Provisions	(2,110)	(555)	(278)	(13)	(31)	(2,987)

Total	69,911	21,448	8,390	2,520	1,072	103,341

At 31 December 2010, construction and property loans, excluding those held for sale to NAMA (note 23), amounted to € 25,902 million (2009: € 27,195 million) and represented 28% (2009: 26%) of gross loans and receivables to customers. The following table analyses the exposures at 31 December 2010 and 2009 by division and portfolio sub-sector. Certain customer relationships span the portfolio sub-sectors and accordingly an element of management estimation has been applied in this sub-categorisation.

Construction and property loans by division

	2010
	AIB Bank ROI € m	Capital Markets € m	AIB Bank UK € m	Central &(1) Eastern Europe € m	Total € m
Investment
Commercial investment	6,862	4,226	2,591	—	13,679
Residential investment	1,825	444	1,228	—	3,497
	8,687	4,670	3,819	—	17,176
Development
Commercial development	1,496	143	208	—	1,847
Residential development	3,711	109	1,723	—	5,543
	5,207	252	1,931	—	7,390
Contractors	601	31	175	—	807
Housing associations	—	—	529	—	529

Total	14,495	4,953	6,454	—	25,902

(1)	Included within disposal groups and non-current assets held for sale in 2010.

Loans for property investment comprises of loans for investment in commercial, retail office and residential property (the majority of these loans are underpinned by cash flows from lessees as well as the investment property collateral). Commercial investment by its nature has a strong element of tenant risk.

The commercial investment exposure of € 6,862 million in AIB Bank ROI is spread across the following property types: retail 38%; office 26%; industrial 9%; and mixed 27%. The € 4,226 million in Capital Markets is spread across the following property types: retail 29%; office 42%; industrial 3%; and mixed 26%.

Notes to the accounts

28 Loans and receivables to customers (continued)

	2009
	AIB Bank ROI € m	Capital Markets € m	AIB Bank UK € m	Central & Eastern Europe € m	Total € m
Investment
Commercial investment	7,064	4,607	2,807	1,357	15,835
Residential investment	1,610	525	1,213	32	3,380
	8,674	5,132	4,020	1,389	19,215
Development(1)
Commercial development	1,138	228	133	709	2,208
Residential development	2,364	184	976	611	4,135
	3,502	412	1,109	1,320	6,343
Contractors	667	35	215	143	1,060
Housing associations	—	—	577	—	577

Total	12,843	5,579	5,921	2,852	27,195

(1)

As stated in the December 2009 financial statements, certain customer relationships span the portfolio sub-sectors and accordingly, an element of management estimation has been applied. The allocation to sub-sectors has been refined during the period to December 2010 and consequently the profile as at December 2009 has been amended to reflect this.

The commercial investment exposure of € 7,064 million in AIB Bank ROI is spread across the following property types: retail 39%; office 27%; industrial 9%; and mixed 25%. The € 4,607 million in Capital Markets is spread across the following property types: retail 27%; office 43%; industrial 3%; and mixed 27%.

Information on ratings profiles of loans and receivables to customers is set out in note 34.

Large exposures (including NAMA and discontinued operations)

AIB’s Group Large Exposure Policy sets out maximum exposure limits to, or on behalf of, a customer or a group of connected customers.

At 31 December 2010, the Group’s top 50 exposures amounted to € 11.5 billion, and accounted for 11.0% (€ 20.0 billion and 15.4% at 31 December 2009) of the Group’s on-balance sheet total gross loans and receivables to customers. Of this amount € 0.2 billion relates to loans held for sale to NAMA (2009: € 11.2 billion) and € 0.5 billion relates to loans included within discontinued operations (2009: Nil). No single customer exposure exceeds regulatory guidelines. See also Risk Management—Credit risk management and mitigation.

28 Loans and receivables to customers (continued)

Aged analysis of contractually past due but not impaired facilities(1)

	2010
	1-30 days € m	31-60 days € m	61-90 days € m	91+ days € m	Total € m
Agriculture	91	40	16	46	193
Energy	6	1	1	2	10
Manufacturing	29	15	11	18	73
Construction and property	661	418	150	842	2,071
Distribution	223	109	60	207	599
Transport	29	5	5	8	47
Financial	11	2	—	13	26
Other services	177	51	25	106	359
Personal
- Home mortgages	542	242	170	347	1,301
- Credit cards	63	22	13	10	108
- Other	209	101	53	229	592

	2,041	1,006	504	1,828	5,379

As a percentage of total loans(2)	2.2%	1.1%	0.5%	1.9%	5.7%

	2009
	1-30 days € m	31-60 days € m	61-90 days € m	91+ days € m	Total € m
Agriculture	134	35	15	13	197
Energy	3	5	—	1	9
Manufacturing	85	20	10	7	122
Construction and property	990	427	135	227	1,779
Distribution	285	156	63	53	557
Transport	56	23	4	6	89
Financial	19	8	1	2	30
Other services	247	73	21	39	380
Personal
- Home mortgages	413	182	93	130	818
- Credit cards	68	20	11	8	107
- Other	366	163	55	113	697

	2,666	1,112	408	599	4,785

As a percentage of total loans(2)	2.5%	1.0%	0.4%	0.6%	4.5%

(1)	Excluding loans and receivables held for sale to NAMA (note 23).
(2)	Total loans relate to loans and receivables to customers and are gross of provisions and unearned income.

The figures reported are inclusive of overdrafts, bridging loans and cases with expired limits. Where a borrower is past due, the entire exposure is reported, rather than the amount of any arrears.

Loans and receivables renegotiated

Loans and receivables renegotiated are those facilities at the current reporting date that, during the financial year, have had their terms renegotiated resulting in an upgrade from 91+ days past due or impaired status to performing status such that if they were not renegotiated they would be otherwise past due or impaired. The following table is presented on a Group basis and comprises loans and receivables renegotiated within continuing operations (including loans and receivables held for sale to NAMA) and discontinued operations.

Renegotiated loans and receivables	2010 € m	2009 € m
Group	2,511	4,459

Notes to the accounts

28 Loans and receivables to customers (continued)

Impaired loans by geographic location and industry sector(1)

	2010
	Republic of Ireland € m	United Kingdom € m	Poland(2) € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	193	10	—	—	—	203
Energy	7	—	—	1	—	8
Manufacturing	293	75	—	—	3	371
Construction and property	5,510	1,408	—	40	14	6,972
Distribution	1,505	240	—	22	—	1,767
Transport	77	2	—	12	—	91
Financial	61	15	—	—	—	76
Other services	384	117	—	—	24	525
Personal
- Home mortgages	1,013	115	—	—	—	1,128
- Other	777	61	—	—	—	838
Lease financing	135	—	—	—	—	135

	9,955	2,043	—	75	41	12,114

	2009
	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	105	4	10	—	—	119
Energy	11	2	2	—	—	15
Manufacturing	134	66	74	11	19	304
Construction and property	2,275	449	194	8	—	2,926
Distribution	846	229	52	—	7	1,134
Transport	34	2	8	—	—	44
Financial	70	85	1	—	—	156
Other services	206	168	13	23	—	410
Personal
- Home mortgages	475	56	13	—	42	586
- Other	556	40	75	—	—	671
Lease financing	96	—	35	—	—	131

	4,808	1,101	477	42	68	6,496

(1)

Excluding impaired loans and receivables held for sale to NAMA of € 741 million (note 71) and impaired loans and receivables within disposal groups and non-current assets held for sale of € 614 million of which € 27 million relates to AmCredit and € 587 million relates to discontinued operations (note 72).

(2)	Included within disposal groups and non-current assets held for sale in 2010.

Collateral and other credit enhancements

The Group takes collateral in support of its lending activities when deemed appropriate and has a series of policies and procedures in place for the assessment, valuation and taking of such collateral. In some circumstances, depending on the customers’ standing and/or the nature of the product, the Group may lend unsecured.

The main types of collateral for loans and receivables to customers are as follows:

- Home mortgages: The Group takes collateral in support of lending transactions for the purchase of residential property. There are clear policies in place which set out the type of property acceptable as collateral and the relationship of loan to property value. All properties are required to be fully insured and be subject to a legal charge in favour of the Group.

- Corporate/commercial lending: For property related lending, it is normal practice to take a charge over the property being financed. This includes investment and development properties. For non-property related lending, collateral typically includes a charge over business assets such as stock and debtors but which may also include property. In some circumstances, personal guarantees supported by a lien over personal assets are also taken as security.

28 Loans and receivables to customers (continued)

The following table sets out, at 31 December 2010 and 2009, loans identified as impaired, analysed between those instances where provisions are calculated based on loans that are individually significant and those that are individually insignificant. This analysis includes impaired loans and receivables to customers of € 12,114 million, impaired loans and receivables held for sale to NAMA of € 741 million (note 71), and impaired loans and receivables included within disposal groups and non-current assets held for sale of € 614 million of which € 587 million (note 72) is included within discontinued operations.

	2010
	Individually significant		Individually insignificant		Total
Division	€ m	%	€ m	%	€ m
AIB Bank ROI	8,337	86	1,412	14	9,749
Capital Markets	748	100	—	—	748
AIB Bank UK	2,299	98	59	2	2,358
Disposal groups and non-current assets held for sale(1)	241	39	373	61	614

Total	11,625	86	1,844	14	13,469

	2009
	Individually significant		Individually insignificant		Total
Division	€ m	%	€ m	%	€ m
AIB Bank ROI	13,676	94	944	6	14,620
Capital Markets	559	100	—	—	559
AIB Bank UK	1,705	97	50	3	1,755
Central and Eastern Europe	223	43	296	57	519

Total	16,163	93	1,290	7	17,453

(1)	Disposal groups and non-current assets held for sale comprise operations which were previously recorded within Central and Eastern Europe.

The level of provision and associated provision cover individually significant and individually insignificant impaired loans by division as at 31 December 2010 and 2009 are outlined in the following table.

	2010
Division	Individually significant € m	Provision € m	Provision cover %
AIB Bank ROI	8,337	3,281	39
Capital Markets	748	332	44
AIB Bank UK	2,299	829	36
Disposal groups and non-current assets held for sale(1)	241	86	36

Total	11,625	4,528	39

	2009
Division	Individually significant € m	Provision € m	Provision cover %
AIB Bank ROI	13,676	4,257	31
Capital Markets	559	269	48
AIB Bank UK	1,705	473	28
Central and Eastern Europe	223	72	32

Total	16,163	5,071	31

(1)	Disposal groups and non-current assets held for sale comprise operations which were previously recorded within Central and Eastern Europe.

Notes to the accounts

28 Loans and receivables to customers (continued)

	2010
Division	Individually insignificant € m	Provision € m	Provision cover %
AIB Bank ROI	1,412	888	63
AIB Bank UK	59	47	80
Disposal groups and non-current assets held for sale	373	179	48

Total	1,844	1,114	60

	2009
Division	Individually insignificant € m	Provision € m	Provision cover %
AIB Bank ROI	944	560	59
AIB Bank UK	50	36	72
Central and Eastern Europe	296	127	43

Total	1,290	723	56

For further detail on provisioning methodology, see Risk management - Credit Risk.

Leveraged debt amounts to € 3,356 million of which € 3,335 million is included within loans and receivables to customers and

€ 21 million is included within discontinued operations (note 72).

Leveraged debt by geographic location

	2010		2009
	Funded € m	Unfunded € m	Funded € m	Unfunded € m
United Kingdom	600	102	638	121
Rest of Europe	906	214	1,302	181
United States of America	1,684	326	2,056	406
Rest of world	166	100	294	40

	3,356	742	4,290	748

Funded leveraged debt by industry sector

	2010 € m	2009 € m
Agriculture	6	30
Construction and property	17	25
Distribution	597	750
Energy	70	71
Financial	100	113
Manufacturing	1,342	1,704
Transport	113	184
Other services	1,111	1,413

	3,356	4,290

Leveraged lending (including the financing of management buy-outs, buy-ins and private equity buyouts) is conducted primarily through specialist lending teams. The leveraged loan book is held as part of the loans and receivables to customers portfolio, part of which is classified as discontinued operations. Specific impairment provisions of € 79 million (2009: € 55 million) are currently held against impaired exposures of € 190 million (2009: € 231 million) where there has been a permanent reduction in the value of the credit assets in question. These impaired exposures are not included in the analysis above. The unfunded element above includes off-balance sheet facilities and the undrawn element of facility commitments.

29 Provisions for impairment of loans and receivables

The following tables show provisions for impairment of loans and receivables (both to banks and customers) on a total Group basis and include (i) continuing operations; (ii) held for sale to NAMA; and (iii) discontinued operations.

	2010
Group	Corporate/ Commercial € m	Residential mortgages € m	Other € m	Total € m
Provisions
At the beginning of period	6,407	141	608	7,156
Adjustment to opening classifications(1)	(142)	44	98	—
Exchange translation adjustments	31	1	8	40
Charge against income statement:
Continuing operations	5,177	512	326	6,015
Discontinued operations	11	3	91	105
	5,188	515	417	6,120
Amounts written off	(669)	(36)	(108)	(813)
Recoveries of amounts written off in previous years	43	—	5	48
Provisions on loans and receivable transferred to NAMA	(4,569)	—	—	(4,569)
Transfers out	(6)	—	—	(6)

At end of period	6,283	665	1,028	7,976

Total provisions are split between specific and IBNR as follows:
Specific	4,605	257	784	5,646
IBNR	1,678	408	244	2,330

	6,283	665	1,028	7,976

Amounts include:
Loans and receivables to banks (note 27)				4
Loans and receivables to customers (note 28)				7,287
Loans and receivables held for sale to NAMA (note 71)				329
Loans and receivables of discontinued operations (note 72)				344
Loans and receivables of disposal groups and non-current assets held for sale (note 24)				12

				7,976

(1)	The analysis between corporate/commercial, residential mortgages, and other, was amended in 2010 to a more appropriate classification.

	2009
Group	Corporate/ Commercial € m	Residential mortgages € m	Other € m	Total € m
Provisions
At the beginning of period	1,860	64	370	2,294
Exchange translation adjustments	18	2	11	31
Charge against income statement:
Continuing operations	4,951	86	205	5,242
Discontinued operations	36	2	75	113
	4,987	88	280	5,355
Amounts written off	(453)	(13)	(54)	(520)
Recoveries of amounts written off in previous years	5	—	1	6
Transfers out	(10)	—	—	(10)

At end of period	6,407	141	608	7,156

Total provisions are split between specific and IBNR as follows:
Specific	5,324	71	403	5,798
IBNR	1,083	70	205	1,358

	6,407	141	608	7,156

Amounts include:
Loans and receivables to banks (note 27)				4
Loans and receivables to customers (note 28)				2,987
Loans and receivables held for sale to NAMA (note 71)				4,165

				7,156

The classification of loans and receivables into corporate/commercial, residential mortgages, and other, relate to classifications used in the Group’s ratings tools and are explained in note 34.

Notes to the accounts

29 Provisions for impairment of loans and receivables (continued)

	2010
Allied Irish Banks, p.l.c.	Corporate/ Commercial € m	Residential mortgages € m	Other € m	Total € m
Provisions
At the beginning of period	5,655	28	243	5,926
Adjustment to opening classifications(1)	(112)	14	98	—
Exchange translation adjustments	9	—	—	9
Charge against income statement	4,618	119	254	4,991
Amounts written off	(437)	(15)	(70)	(522)
Recoveries of amounts written off in previous years	40	—	2	42
Provisions on loans and receivables transferred to NAMA	(4,502)	—	—	(4,502)
Transfers out	(4)	—	—	(4)

At end of period	5,267	146	527	5,940

Total provisions are split between specific and IBNR as follows:
Specific	3,729	56	427	4,212
IBNR	1,538	90	100	1,728

	5,267	146	527	5,940

Amounts include:
Loans and receivables to banks (note 27)				4
Loans and receivables to customers (note 73)				5,787
Loans and receivables held for sale to NAMA (note 73)				137
Loans and receivables of disposal groups and non-current assets held for sale (note 24)				12

				5,940

(1)	The analysis between corporate/commercial, residential mortgages, and other, was amended in 2010 to a more appropriate classification.

	2009
Allied Irish Banks, p.l.c.	Corporate/ Commercial € m	Residential mortgages € m	Other € m	Total € m
Provisions
At the beginning of period	1,501	13	164	1,678
Exchange translation adjustments	6	—	—	6
Charge against income statement	4,486	15	107	4,608
Amounts written off	(332)	—	(28)	(360)
Recoveries of amounts written off in previous years	1	—	—	1
Transfers out	(7)	—	—	(7)

At end of period	5,655	28	243	5,926

Total provisions are split between specific and IBNR as follows:
Specific	4,681	25	205	4,911
IBNR	974	3	38	1,015

	5,655	28	243	5,926

Amounts include:
Loans and receivables to banks (note 27)				4
Loans and receivables to customers (note 73)				1,992
Loans and receivables held for sale to NAMA (note 73)				3,930

				5,926

29 Provision for impairment of loans and receivables (continued)

Provision for impairment of loans and receivables to customers by geographic location and industry sector

	2010
	Republic of Ireland € m	United Kingdom € m	Poland(1) € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	100	5	—	—	—	105
Energy	5	—	—	—	—	5
Manufacturing	128	30	—	—	3	161
Construction and property	2,310	525	—	14	4	2,853
Distribution	678	121	—	2	—	801
Transport	44	1	—	6	—	51
Financial	45	3	—	—	—	48
Other services	200	49	—	—	10	259
Personal
- Home mortgages	212	30	—	—	—	242
- Other	479	35	—	—	—	514
Lease financing	109	—	—	—	—	109

Specific	4,310	799	—	22	17	5,148
IBNR	1,920	218	—	1	—	2,139

Total	6,230	1,017	—	23	17	7,287

	2009
	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	44	1	7	—	—	52
Energy	4	—	1	—	—	5
Manufacturing	58	29	24	—	6	117
Construction and property	557	178	45	2	—	782
Distribution	286	88	23	—	5	402
Transport	20	2	4	—	—	26
Financial	49	35	1	—	—	85
Other services	90	61	8	4	—	163
Personal
- Home mortgages	81	16	6	—	13	116
- Other	302	24	58	—	—	384
Lease financing	67	—	11	—	—	78

Specific	1,558	434	188	6	24	2,210
IBNR	554	121	90	5	7	777

Total	2,112	555	278	11	31	2,987

(1)	Included within disposal groups and non-current assets held for sale in 2010.

Notes to the accounts

30 Amounts receivable under finance leases and hire purchase contracts

The following balances principally comprise of leasing arrangements involving vehicles, plant, machinery and equipment.

	Group		Allied Irish Banks, p.l.c.
	2010 € m	2009 € m	2010 € m	2009 € m
Gross receivables
Not later than 1 year	328	864	93	69
Later than one year and not later than 5 years	1,215	1,860	562	733
Later than 5 years	80	154	39	71

	1,623	2,878	694	873
Unearned future finance income	(75)	(216)	(64)	(78)
Deferred costs incurred on origination	4	6	3	4

Total	1,552	2,668	633	799

Present value of minimum payments analysed by residual maturity
Not later than 1 year	325	845	91	68
Later than one year and not later than 5 years	1,155	1,707	509	670
Later than 5 years	72	116	33	61

Present value of minimum payments	1,552	2,668	633	799

Provision for uncollectible minimum payments receivable(1)	199	139	89	60
Unguaranteed residual values accruing to the benefit of the Group	7	12	—	—
Net investment in new business	337	763	165	197

(1)	Included in the provision for impairment of loans and receivables to customers (note 29).

31 NAMA senior bonds

During 2010, loans and receivables transferred to NAMA for which AIB received as consideration NAMA senior bonds and NAMA subordinated bonds (notes 7 and 32).

The NAMA senior bonds were initially designated as financial investments available for sale, and disclosed as such in the Half-Yearly Financial Report 2010. At 31 December 2010, upon further consideration and experience on the structure of these bonds it was concluded that the most appropriate classification of the bonds is as loans and receivables and accordingly, they have been redesignated as loans and receivables. AIB has the ability and the intention to hold these bonds to maturity.

The senior bonds have been classified as loans and receivables in the statement of financial position under the caption ‘NAMA senior bonds’. The bonds were measured at initial recognition at fair value and measured, up to the date of reclassification as financial investments available for sale. The transfer from financial investments available for sale to loans and receivables took place at fair value. On reclassification, the bonds are measured as for loans and receivables, that is at amortised cost using the effective interest method less any impairment losses. The carrying value of the bonds on 31 December 2010 amounts to € 7,869 million (which includes amortisation of € 5 million). The accounting policy for the senior bonds is that for loans and receivables.

The notes carry a guarantee of the Irish Government. The interest rate is payable and reset semi-annually each 1 March and 1 September at a rate of six month euribor. New notes will be issued at each maturity date, if the issuer elects to physically settle existing notes with new notes, with the first maturity date being 1 March 2011. Any such new notes will be issued on the same terms as the existing notes. Notes may be issued with an extendible maturity at the option of the issuer, which extension may be for a period of up to 364 days.

32 Financial investments available for sale

The following tables give, for the Group and Allied Irish Banks, p.l.c. at 31 December 2010 and 31 December 2009, the carrying value (fair value) of financial investments available for sale by major classifications together with the unrealised gains and losses.

	2010
	Fair value € m	Unrealised gross gains € m	Unrealised gross losses € m	Net unrealised gains/(losses) € m	Tax effect € m	Net after tax € m
Group
Debt securities
Irish Government securities	4,309	—	(632)	(632)	111	(521)
Euro government securities	3,517	44	(50)	(6)	1	(5)
Non Euro government securities	1,693	88	(3)	85	(17)	68
Supranational banks and government agencies	1,317	15	(8)	7	(1)	6
U.S. Treasury & U.S. Government agencies	183	2	—	2	—	2
Collateralised mortgage obligations	885	1	(22)	(21)	3	(18)
Other asset backed securities	2,560	1	(291)	(290)	36	(254)
Euro bank securities	3,966	25	(79)	(54)	7	(47)
Non Euro bank securities	1,433	6	(87)	(81)	10	(71)
Euro corporate securities	187	10	(3)	7	(2)	5
Non Euro corporate securities	449	27	(3)	24	(6)	18
Other investments	12	—	—	—	—	—

Total debt securities	20,511	219	(1,178)	(959)	142	(817)
Equity securities
Equity securities - NAMA subordinated bonds	169	—	(51)	(51)	6	(45)
Equity securities - other	145	23	(11)	12	(2)	10

Total financial investments available for sale	20,825	242	(1,240)	(998)	146	(852)

Allied Irish Banks, p.l.c.
Debt securities
Irish Government securities	3,656	—	(409)	(409)	51	(358)
Euro government securities	3,351	43	(50)	(7)	1	(6)
Non Euro government securities	1,083	42	(3)	39	(5)	34
Supranational banks and government agencies	1,317	15	(8)	7	(1)	6
U.S. Treasury & U.S. Government agencies	183	2	—	2	—	2
Collateralised mortgage obligations	885	1	(22)	(21)	3	(18)
Other asset backed securities	2,560	1	(291)	(290)	36	(254)
Euro bank securities	3,966	25	(79)	(54)	7	(47)
Non Euro bank securities	1,433	6	(87)	(81)	10	(71)
Euro corporate securities	187	10	(3)	7	(2)	5
Non Euro corporate securities	449	27	(3)	24	(6)	18
Other investments	12	—	—	—	—	—

Total debt securities	19,082	172	(955)	(783)	94	(689)
Equity securities
Equity securities - NAMA subordinated bonds	169	—	(51)	(51)	6	(45)
Equity securities - other	68	9	(8)	1	—	1

Total financial investments available for sale	19,319	181	(1,014)	(833)	100	(733)

Notes to the accounts

32 Financial investments available for sale (continued)

	2009
	Fair value € m	Unrealised gross gains € m	Unrealised gross losses € m	Net unrealised gains/(losses) € m	Tax effect € m	Net after tax € m
Group
Debt securities
Irish Government securities	3,941	137	(22)	115	(10)	105
Euro government securities	2,104	69	(3)	66	(10)	56
Non Euro government securities	2,629	65	(8)	57	(11)	46
Supranational banks and government agencies	619	28	(2)	26	(3)	23
U.S. Treasury & U.S. Government agencies	351	10	(1)	9	(1)	8
Collateralised mortgage obligations	1,134	—	(36)	(36)	5	(31)
Other asset backed securities	3,528	2	(320)	(318)	40	(278)
Euro bank securities	6,804	72	(86)	(14)	2	(12)
Non Euro bank securities	2,873	21	(46)	(25)	3	(22)
Certificates of deposit	207	1	—	1	—	1
Other investments	819	34	(18)	16	(3)	13

Total debt securities	25,009	439	(542)	(103)	12	(91)
Equity securities	327	158	(7)	151	(30)	121

Total financial investments available for sale	25,336	597	(549)	48	(18)	30

Allied Irish Banks, p.l.c.
Debt securities
Irish Government securities	3,044	136	(3)	133	(17)	116
Euro government securities	1,858	57	(3)	54	(7)	47
Non Euro government securities	884	37	(5)	32	(3)	29
Supranational banks and government agencies	619	28	(2)	26	(3)	23
U.S. Treasury & U.S. Government agencies	347	10	(1)	9	(1)	8
Collateralised mortgage obligations	1,134	—	(36)	(36)	5	(31)
Other asset backed securities	3,528	2	(320)	(318)	40	(278)
Euro bank securities	6,786	72	(86)	(14)	2	(12)
Non Euro bank securities	2,873	21	(46)	(25)	3	(22)
Certificates of deposit	201	1	—	1	—	1
Other investments	817	34	(18)	16	(3)	13

Total debt securities	22,091	398	(520)	(122)	16	(106)
Equity securities	87	15	(3)	12	(3)	9

Total financial investments available for sale	22,178	413	(523)	(110)	13	(97)

32 Financial investments available for sale (continued)

Analysis of movements in financial investments available for sale	Debt securities € m	Equity securities € m	Total € m
Group
At 1 January 2010	25,009	327	25,336
Reclassification to disposal groups and non-current assets held for sale (note 24)	(1,426)	(162)	(1,588)
Exchange translation adjustments	632	4	636
Purchases	6,375	17	6,392
Additions(1)	—	27	27
NAMA senior bonds/subordinated bonds	7,864	220	8,084
Sales	(5,133)	(47)	(5,180)
Maturities	(4,125)	—	(4,125)
Reclassification of NAMA senior bonds to loans and receivables	(7,869)	—	(7,869)
Provisions for impairment of financial investments available for sale	(56)	(18)	(74)
Amortisation of discounts net of premiums	13	—	13
Movement in unrealised losses	(773)	(54)	(827)

At 31 December 2010	20,511	314	20,825

Allied Irish Banks, p.l.c.
At 1 January 2010	22,091	87	22,178
Exchange translation adjustments	618	1	619
Purchases	5,915	15	5,930
NAMA senior bonds/subordinated bonds	7,864	220	8,084
Sales	(5,127)	(32)	(5,159)
Maturities	(3,780)	—	(3,780)
Reclassification of NAMA senior bonds to loans and receivables	(7,869)	—	(7,869)
Provisions for impairment of financial investments available for sale	(56)	(2)	(58)
Amortisation of discounts net of premiums	12	—	12
Movement in unrealised losses	(586)	(52)	(638)

At 31 December 2010	19,082	237	19,319

At 31 December 2010, NAMA senior bonds initially designated as financial investments available for sale were reclassified to loans and receivables. These bonds were reclassified because of the nature of the bonds and the fact that AIB has the ability and intention to hold them to maturity.

Notes to the accounts

32 Financial investments available for sale (continued)

Analysis of movements in financial investments available for sale	Debt securities € m	Equity securities € m	Total € m
Group
At 1 January 2009	28,737	287	29,024
Exchange translation adjustments	460	2	462
Purchases	4,809	3	4,812
Additions(1)	—	34	34
Sales	(4,679)	(9)	(4,688)
Maturities	(4,838)	—	(4,838)
IAS 39 reclassifications out (note 28)	(13)	—	(13)
Provisions for impairment of financial investments available for sale:
Continuing operations	(20)	(4)	(24)
Discontinued operations	—	—	—
	(20)	(4)	(24)
Amortisation of discounts net of premiums:
Continuing operations	16	—	16
Discontinued operations	21	—	21
	37	—	37
Movement in unrealised gains	516	14	530

At 31 December 2009	25,009	327	25,336

Allied Irish Banks, p.l.c.
At 1 January 2009	25,808	64	25,872
Exchange translation adjustments	431	1	432
Purchases	3,795	—	3,795
Additions(1)	—	12	12
Sales	(4,474)	(6)	(4,480)
Maturities	(3,881)	—	(3,881)
IAS 39 reclassifications out (note 28)	(13)	—	(13)
Provisions for impairment of financial investments available for sale:	(20)	(1)	(21)
Amortisation of discounts net of premiums	16	—	16
Movement in unrealised gains	429	17	446

At 31 December 2009	22,091	87	22,178

(1)	Additions relate to transfers from loans and receivables arising from debt/equity restructures and other additions.

During 2009 financial investments available for sale of € 13 million were reclassified to the loans and receivables to customers category.

	Group		Allied Irish Banks, p.l.c.
Debt securities analysed by remaining contractual maturity	2010 € m	2009 € m	2010 € m	2009 € m
Due within one year	4,547	4,375	4,224	3,750
After one year, but within five years	7,791	11,118	7,791	10,232
After five years, but within ten years	4,113	3,829	3,235	3,082
After ten years	4,060	5,687	3,832	5,027

	20,511	25,009	19,082	22,091

	Group		Allied Irish Banks, p.l.c.
Financial investments available for sale	2010 € m	2009 € m	2010 € m	2009 € m
Of which listed:
Debt securities	20,499	24,995	19,070	22,079
Equity securities	37	53	28	33
	20,536	25,048	19,098	22,112
Of which unlisted:
Debt securities	12	14	12	12
Equity securities	277	274	209	54
	289	288	221	66

	20,825	25,336	19,319	22,178

32 Financial investments available for sale (continued)

The following table gives for the Group and Allied Irish Banks, p.l.c. at 31 December 2010, an analysis of the securities portfolio with unrealised losses, distinguished between securities with continuous unrealised loss positions of less than 12 months and those with continuous unrealised loss positions for periods in excess of 12 months.

	2010			2010
	Fair value			Unrealised losses
	Investments with unrealised losses of less than 12 months € m	Investments with unrealised losses of more than 12 months € m	Total € m	Unrealised losses of less than 12 months € m	Unrealised losses of more than 12 months € m	Total € m
Group
Debt securities
Irish Government securities	3,540	769	4,309	(376)	(256)	(632)
Euro government securities	2,029	104	2,133	(43)	(7)	(50)
Non Euro government securities	900	57	957	(1)	(2)	(3)
Supranational banks and government agencies	432	18	450	(7)	(1)	(8)
US Treasury and US Government agencies	1	21	22	—	—	—
Collateralised mortgage obligations	17	598	615	—	(22)	(22)
Other asset backed securities	27	2,496	2,523	—	(291)	(291)
Euro bank securities	918	1,829	2,747	(43)	(36)	(79)
Non Euro bank securities	209	778	987	(3)	(84)	(87)
Euro corporate securities	6	65	71	—	(3)	(3)
Non Euro corporate securities	21	42	63	—	(3)	(3)

Total debt securities	8,100	6,777	14,877	(473)	(705)	(1,178)
Equity securities:
Equity securities - NAMA subordinated bonds	169	—	169	(51)	—	(51)
Equity securities - other	17	(2)	15	(7)	(4)	(11)

Total	8,286	6,775	15,061	(531)	(709)	(1,240)

Allied Irish Banks, p.l.c.
Debt securities
Irish Government securities	3,540	116	3,656	(376)	(33)	(409)
Euro government securities	2,029	104	2,133	(43)	(7)	(50)
Non Euro government securities	290	57	347	(1)	(2)	(3)
Supranational banks and government agencies	432	17	449	(7)	(1)	(8)
US Treasury and US Government agencies	2	21	23	—	—	—
Collateralised mortgage obligations	17	598	615	—	(22)	(22)
Other asset backed securities	27	2,496	2,523	—	(291)	(291)
Euro bank securities	918	1,829	2,747	(43)	(36)	(79)
Non Euro bank securities	209	778	987	(3)	(84)	(87)
Euro corporate securities	6	65	71	—	(3)	(3)
Non Euro corporate securities	21	42	63	—	(3)	(3)

Total debt securities	7,491	6,123	13,614	(473)	(482)	(955)
Equity securities
Equity securities - NAMA subordinated bonds	169	—	169	(51)	—	(51)
Equity securities - other	9	1	10	(7)	(1)	(8)

Total	7,669	6,124	13,793	(531)	(483)	(1,014)

Available for sale financial investments with unrealised losses have been assessed for impairment based on the credit risk profile of the counterparties involved. Impairment losses on debt securities of € 56 million and € 18 million on equity securities have been recognised as set out in note 12. For Allied Irish Banks, p.l.c., these amounts are € 56 million and € 2 million respectively.

Notes to the accounts

32 Financial investments available for sale (continued)

The following table gives for the Group and Allied Irish Banks, p.l.c. at 31 December 2009, an analysis of the securities portfolio with unrealised losses, distinguished between securities with continuous unrealised loss positions of less than 12 months and those with continuous unrealised loss positions for periods in excess of 12 months.

	2009			2009
	Fair value			Unrealised losses
	Investments with unrealised losses of less than 12 months € m	Investments with unrealised losses of more than 12 months € m	Total € m	Unrealised losses of less than 12 months € m	Unrealised losses of more than 12 months € m	Total € m
Group
Debt securities
Irish Government securities	107	856	963	(3)	(19)	(22)
Euro government securities	330	20	350	(3)	—	(3)
Non Euro government securities	158	209	367	(3)	(5)	(8)
Supranational banks and government agencies	4	23	27	—	(2)	(2)
US Treasury and US Government agencies	—	46	46	—	(1)	(1)
Collateralised mortgage obligations	24	1,089	1,113	—	(36)	(36)
Other asset backed securities	302	3,134	3,436	(19)	(301)	(320)
Euro bank securities	118	3,039	3,157	(5)	(81)	(86)
Non Euro bank securities	175	1,962	2,137	(9)	(37)	(46)
Other investments	8	217	225	(1)	(17)	(18)

Total debt securities	1,226	10,595	11,821	(43)	(499)	(542)
Equity securities	—	8	8	(3)	(4)	(7)

Total	1,226	10,603	11,829	(46)	(503)	(549)

Allied Irish Banks, p.l.c.
Debt securities
Irish Government securities	107	—	107	(3)	—	(3)
Euro government securities	330	20	350	(3)	—	(3)
Non Euro government securities	95	69	164	(3)	(2)	(5)
Supranational banks and government agencies	4	23	27	—	(2)	(2)
US Treasury and US Government agencies	—	46	46	—	(1)	(1)
Collateralised mortgage obligations	24	1,089	1,113	—	(36)	(36)
Other asset backed securities	302	3,134	3,436	(19)	(301)	(320)
Euro bank securities	118	3,039	3,157	(5)	(81)	(86)
Non Euro bank securities	175	1,962	2,137	(9)	(37)	(46)
Other investments	8	217	225	(1)	(17)	(18)

Total debt securities	1,163	9,599	10,762	(43)	(477)	(520)
Equity securities	—	6	6	—	(3)	(3)

Total	1,163	9,605	10,768	(43)	(480)	(523)

Available for sale financial investments with unrealised losses have been assessed for impairment based on the credit risk profile of the counterparties involved. Impairment losses of € 20 million on debt securities and € 4 million on equity securities have been recognised as set out in note 12. For Allied Irish Banks, p.l.c. these amounts are € 20 million and € 1 million respectively.

32 Financial investments available for sale (continued)

Collateralised mortgage obligations by geography and industry sector of the issuer

	2010
	Governments € m	Other financial € m	Total € m
United Kingdom	—	56	56
United States of America	820	—	820
Rest of World	—	9	9

	820	65	885

	2009
	Governments € m	Other financial € m	Total € m
United Kingdom	—	57	57
United States of America	1,068	—	1,068
Rest of World	—	9	9

	1,068	66	1,134

Other asset backed securities by geography and industry sector of the issuer

	2010
	Governments € m	Banks € m	Other financial € m	Total € m
Republic of Ireland	—	—	224	224
United Kingdom	—	—	562	562
United States of America	139	—	216	355
Australia	—	—	363	363
Italy	—	—	122	122
Spain	—	17	800	817
Rest of World	—	—	117	117

	139	17	2,404	2,560

	2009
	Governments € m	Bank € m	Other financial € m	Total € m
Republic of Ireland	—	—	285	285
United Kingdom	—	25	704	729
United States of America	302	—	433	735
Australia	—	7	474	481
Italy	—	—	186	186
Spain	—	23	943	966
Rest of World	—	—	146	146

	302	55	3,171	3,528

Notes to the accounts

33 Financial investments held to maturity

	Debt securities
Analysis of movements in financial investments held to maturity	2010 € m	2009 € m
Group
At 1 January	1,586	1,499
Reclassification to disposal groups and non-current assets held for sale (note 72)	(1,586)	—
Maturities	—	(71)
Purchases	—	128
Exchange translation adjustments	—	21
Amortisation of discount	—	9

At 31 December	—	1,586

All of these financial investments held to maturity are listed on a recognised stock exchange. They are Non Euro government securities and their maturity profile is set out in notes 60 and 72. There were no financial investments held to maturity in Allied Irish Banks, p.l.c. as at 31 December 2010 and 2009.

34 Credit ratings

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

Criticised loans at 31 December 2010 total € 27.4 billion (2009: € 21.8 billion) or 29.2% (2009: 20.4%) of loans and receivables to customers (including loans and receivables within disposal groups and non-current assets held for sale (note 24) except for those included within discontinued operations (note 72)).

34 Credit ratings (continued)

Loans and receivables to customers - continuing operations

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

Other includes loans to SMEs and individuals. In some cases, behaviour scoring and credit scoring methodologies are used.

	2010				2009
Group	Corporate/	Residential			Corporate/	Residential
Masterscale grade	Commercial € m	mortgages € m	Other € m	Total € m	Commercial € m	mortgages € m	Other € m	Total € m
1 to 3	2,915	12,638	1,156	16,709	3,435	14,847	892	19,174
4 to 10	34,527	12,871	3,407	50,805	46,896	13,480	6,598	66,974
11 to 13	5,806	1,436	1,555	8,797	6,322	956	1,900	9,178

	43,248	26,945	6,118	76,311	56,653	29,283	9,390	95,326
Past due but not impaired	3,347	1,313	719	5,379 (1)	2,947	819	1,019	4,785
Impaired	10,115	839	1,160	12,114	5,088	469	939	6,496

	56,710	29,097	7,997	93,804	64,688	30,571	11,348	106,607

Unearned income				(167)				(279)
Provisions				(7,287)				(2,987)

Total				86,350				103,341

(1)	Of this amount € 95 million relates to masterscale grade 1 - 3, € 1,798 million relates to masterscale grade 4 - 10, and € 3,486 million relates to masterscale grade 11 - 13.

Notes to the accounts

34 Credit ratings (continued)

External credit ratings

The external ratings profiles of loans and receivables to banks, NAMA senior bonds, trading portfolio financial assets (excluding equity securities), financial investments available for sale (excluding equity shares) and financial investments held to maturity are as follows:

	2010
Group	Bank € m	Corporate € m	Sovereign € m	Other € m	Total € m
AAA/AA	3,708	3	5,604	3,249	12,564
A	2,685	23	1,013	122	3,843
BBB+/BBB/BBB-	1,811	176	12,235	45	14,267
Sub investment	134	249	36	39	458
Unrated	13	197	—	12	222

Total	8,351	648	18,888	3,467	31,354

	2009
Group	Bank € m	Corporate € m	Sovereign € m	Other € m	Total € m
AAA/AA	9,873	4	7,425	5,059	22,361
A	8,091	37	3,941	85	12,154
BBB+/BBB/BBB-	335	356	109	17	817
Sub investment	6	280	—	16	302
Unrated	15	155	—	143	313

Total	18,320	832	11,475	5,320	35,947

35 Interests in associated undertakings

Included in the Group income statement is the contribution from investments in associated undertakings as follows:

	2010 € m	2009 € m	2008 € m
Income statement
Share of results of associated undertakings	43	46	99
Reversal of impairment/(impairment) of associated undertakings	201	(308)	(57)
Loss recognised on the remeasurement to fair value less costs to sell of discontinued operations	(50)	—	—
Loss on the disposal of investment in associated undertakings	(231)	—	—

	(37)	(262)	42

Analysed as to:
Continuing operations	18	(3)	2
Discontinued operations (note 18)(1)	(55)	(259)	40

	(37)	(262)	42

		2010 € m	2009 € m
Share of net assets including goodwill
At 1 January		1,641	1,999
Exchange translation adjustments		37	(43)
Purchases		—	2
Disposals (note 18)		(1,529)	—
Income for the period
Continuing operations		18	(3)
Discontinued operations		25	49
		43	46
Dividends received from associates		(48)	(64)
Reversal of impairment/(impairment) of associated undertakings
Continuing operations		—	—
Discontinued operations		201	(308)
		201	(308)
Loss recognised on the remeasurement to fair value less costs to sell of discontinued operations		(50)	—
Other movements		6	9

At 31 December		301	1,641

Analysed as to:
M&T Bank Corporation (note 18)		—	1,282
Aviva Life Holdings Ireland Limited (note 36)		245	258
Bulgarian American Credit Bank AD		—	60
Other(2)		56	41

		301	1,641

Disclosed in the statement of financial position within
Interests in associated undertakings		283	1,641
Disposal groups and non-current assets held for sale (note 24)		18	—

		301	1,641

Of which listed on a recognised stock exchange		3	1,344

(1)

At 30 March 2010, the Group announced that certain of its operations were to be sold, amongst which included M&T Bank Corporation. Subsequently, Bulgarian American Credit Bank AD, and associate interests held by BZWBK, were considered to be held for sale. These associates are no longer accounted for using the equity method in accordance with IAS 28 as they are classified as discontinued operations and are detailed in note 24. The comparative statements of financial position have not been restated. On 4 November 2010, the sale of M&T Bank corporation was completed with the investment derecognised from that date (note 18).

(2)	Relates to the Groups investments in Aviva Health Insurance Ireland Limited, AIB Merchant Services and associates of BZWBK.

Notes to the accounts

35 Interests in associated undertakings (continued)

Summarised financial information for the Group’s associates is as follows:

	2010 € m	2009 € m
Total assets	12,901	59,438
Total liabilities	11,453	54,763
Revenues	1,371	4,595
Net profit	101	299

In relation to associated undertakings at 31 December 2010, contingent liabilities amount to Nil (2009: Nil) and commitments amount to Nil (2009: Nil).

Principal associated undertakings		Nature of business
Aviva Life Holdings Ireland Limited(1)		Manufacturer and distributor of life and pension products
Registered office:	1 Park Place, Hatch Street, Dublin 2, Ireland
(Ordinary shares of € 1.25 par value each – Group interest 24.99%)

Bulgarian American Credit Bank AD		Banking and financial services
Registered office:	16 Krakra Street, Sofia 1504, Bulgaria
(Ordinary shares of BNG 1 – Group interest 49.99%)

Other than as described for Aviva Life Holdings Ireland Limited and BACB, the Group’s interests in associated undertakings are non-credit institutions and are held by subsidiary undertakings.

In accordance with the European Communities (Credit Institutions: Accounts) Regulations, 1992, Allied Irish Banks, p.l.c. will annex a full listing of associated undertakings to its annual return to the Companies Registration Office.

Bulgarian American Credit Bank AD

The Group holds a 49.99% interest in Bulgarian American Credit Bank (“BACB”). The Group’s interest is held directly by Allied Irish Banks, p.l.c. and BACB shares are listed on the Bulgarian Stock Exchange. BACB is a specialist provider of secured finance to small and medium sized companies in Bulgaria. The Group initially accounted for its interest in BACB as an associated undertaking as the Group did not have the power to govern the financial and operating policies of BACB.

During 2010, the Group decided that its investment in BACB was for sale. In accordance with IFRS 5 – Non-current Assets Held for Sale and Discontinued Operations (“IFRS 5”), the Group’s investment in BACB is now measured at the lower of carrying value and fair value less costs to sell. It is reported as a discontinued operation within ‘Disposal groups and non-current assets held for sale’ in the statement of financial position.

In 2010, the Group’s share of income of BACB, up to its classification as a discontinued operation amounted to a loss of € 10 million (2009: loss € 103 million), this includes an impairment charge of € 12 million (2009: €108 million).

In accordance with Group policy, IFRS 5 and IAS 36 – Impairment of Assets, an impairment review was carried out as part of the assessment of the carrying value of BACB at year end. A loss on remeasurement, in accordance with IFRS 5, of € 50 million was recorded which resulted in the write-down of the investment to Nil. At 31 December 2009, the carrying value of the Group’s investment in BACB was € 60 million.

The Group’s loss from discontinued operations for the year to 31 December 2010 was € 60 million (2009: loss of € 103 million). Further details in relation to the loss from discontinued operations is in note 18.

(1)	The Group interest is held directly by Allied Irish Banks, p.l.c. and carried at cost of € 12 million in the parent company statement of financial position - note 36.

36 Interest in Aviva Life Holdings Ireland Limited

The contribution of Aviva Life Holdings Ireland Limited (“ALH”) for the years ended 31 December 2010, 2009 and 2008 is included within share of results of associated undertakings as follows:

	2010 € m	2009 € m	2008 € m
Share of income/(loss) of ALH	4	5	(19)
Amortisation of intangible assets	(6)	(8)	(1)

Share of loss before taxation	(2)	(3)	(20)
Taxation attributable to policyholder returns	—	(9)	10

Loss attributable to shareholders before taxation	(2)	(12)	(10)
Taxation	2	(1)	2

Included within associated undertakings	—	(13)	(8)

In addition to the amounts included within share of results of associated undertakings, the Group recognised fee income on the sale of ALH life insurance and investment products, through its distribution channels, amounting to € 20 million for the year ended 31 December 2010 (2009: € 21 million; 2008: € 34 million).

In the preparation of the 2009 Annual Financial Report, the Group changed its method of accounting for insurance contracts from European Embedded Value (“EEV”) to Market Consistent Embedded Value (“MCEV”) principles. In the consolidated statement of financial position, the change had the impact of increasing the following line items: interests in associated undertakings; total assets; retained earnings; and total liabilities by € 31 million at 31 December 2008. In the consolidated income statement, the change had the impact of increasing the following line items: associated undertakings and profit before tax each by € 5 million in the year ended 31 December 2008. The change in accounting policy increased basic earnings per share for the year ended 31 December 2008 by EUR 0.5 cent to EUR 83.4 cent and diluted earnings per share by EUR 0.5 cent to EUR 83.3 cent.

The assets and liabilities of ALH at 31 December 2010 and 2009, accounted for in accordance with the accounting policies of the Group, are set out in the following table.

Summary of consolidated statement of financial position	2010 € m	2009 € m
Cash and placings with banks	1,473	1,251
Financial investments	9,010	9,198
Investment property	294	328
Property, plant and equipment	3	6
Reinsurance assets	599	1,238
Other assets	557	698

Total assets	11,936	12,719

Investment contract liabilities	6,101	5,928
Insurance contract liabilities	4,246	5,092
Other liabilities	503	564
Shareholders’ equity	1,086	1,135

Total liabilities and shareholders’ equity	11,936	12,719

The value in use of the investment in ALH has been determined by comparing the Group’s share of the MCEV of ALH to the carrying value. The MCEV is calculated by projecting future cash flows of the business to present values using a risk free yield curve rate of 3.2% (2009: 3.7%). Cash flows are projected using best estimates of demographic and economic variables; for example policyholders’ lapses are projected based on analysis of current behaviour. The Group’s share of the MCEV of ALH exceeded the book value at both 31 December 2010 and 2009.

Notes to the accounts

37 Investments in Group undertakings

	2010 € m	2009 € m
Allied Irish Banks, p.l.c.
At 1 January	1,969	1,472
Additions(1)	898	501
Liquidation(1)	(670)	—
Redemptions	—	(4)

At 31 December	2,197	1,969

Of which:
Credit institutions	962	859
Other	1,235	1,110

Total – all unquoted	2,197	1,969

(1)	Includes internal reorganisations in 2010.

The investments in Group undertakings are included in the financial statements on an historical cost basis. Investments in Group undertakings include € 300 million (2009: € 300 million) of subordinated debt.

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

AIB Mortgage Bank

AIB Mortgage Bank is a wholly owned subsidiary of Allied Irish Banks, p.l.c. regulated by the Central Bank of Ireland. Its principal purpose is to issue mortgage covered securities for the purpose of financing loans secured on residential property in accordance with the Asset Covered Securities Acts, 2001 and 2007.

On 13 February 2006, Allied Irish Banks, p.l.c. transferred to AIB Mortgage Bank its Irish branch originated residential mortgage business, amounting to € 13.6 billion in mortgage loans.

In March 2006 AIB Mortgage Bank launched a € 15 billion Mortgage Covered Securities Programme. The Programme was subsequently increased in 2009 to € 20 billion. As at 31 December 2010, the total amount of principal outstanding in respect of mortgage covered securities issued was € 14.7 billion (2009: € 14.0 billion) of which € 2.8 billion was held by debt investors, € 5.8 billion was issued to Allied Irish Banks, p.l.c. and € 6.1 billion was self issued to AIB Mortgage Bank. The bonds issued to Allied Irish Banks, p.l.c. and to AIB Mortgage Bank were at 31 December 2010 held by the Central Bank of Ireland under sale and repurchase agreements. At the same date, the total amount of principal outstanding in the covered assets pool including mortgage loans and cash was € 18.9 billion (2009: € 18.2 billion).

Comparatives for 2009 have been restated to include self issued instruments.

Further information on AIB Mortgage Bank is set out in ‘Summary of relationship with the Irish Government’, note 55(v) and ‘Related party transactions’, note 63(g).

37 Investments in Group undertakings (continued)

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
(Ordinary shares of PLN 10 each - Group interest 70.36%)

The above subsidiary undertakings are wholly-owned unless otherwise stated. The registered office of each is located in the principal country of operation. The issued share capital of each undertaking is denominated in ordinary shares.

On 10 September 2010, AIB announced an agreement to sell its interests in Poland for a total consideration of approximately € 3.1 billion. This represents the sale of its entire shareholding in Bank Zachodni WBK S.A. (“BZWBK”), comprising 51,413,790 shares, representing approximately 70.36% of BZWBK’s issued share capital, and its 50% shareholding in BZWBK AIB Asset Management S.A. (“BZWBK AIB A.M.”) to Banco Santander S.A. (‘Santander’). AIB continued to consolidate its interests until 1 April 2011, when the sale completed (note 18).

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

AIB Asset Management Holdings (Ireland) Limited	Allied Irish Nominees Limited
AIB Alternative Investment Services Limited	Blogram Limited
AIB Capital Management Holdings Limited	Cavrine Limited
AIB Capital Markets plc	Commdec Limited
AIB Corporate Banking Limited	Eyke Limited
AIB Corporate Finance Limited	First Venture Fund Limited
AIB Debt Management Limited	General Estates and Trust Company Limited
AIB Finance Limited	Jonent Downs Limited
AIB Fund Management Limited	Percy Nominees Limited
AIB International Finance	PPP Projects Limited
AIB International Financial Services Limited	Sanditon Limited
AIB International Leasing Limited	Skobar
AIB Investment Company	Skobio
AIB Investment Managers Limited	Skodell
AIB Leasing Limited	Skonac
AIB Limited	Skopek
AIB Services Limited	Skovale
AIB Venture Capital Limited	The Hire Purchase Company of Ireland Limited
Allied Combined Trust Limited	Traprop Limited
Allied Irish Banks (Holdings & Investments) Limited	Webbing Ireland
Allied Irish Capital Management Limited	Windbound Limited
Allied Irish Finance Limited
Allied Irish Leasing Limited

Notes to the accounts

37 Investments in Group undertakings (continued)

Other subsidiary undertakings

Special purpose entities controlled by the Group

Causeway Securities p.l.c.

In November 2008, AIB Group (UK) p.l.c. securitised Stg£ 2,222 million of UK originated residential mortgages to Causeway Securities p.l.c., a special purpose entity. Notes of Stg£ 2,222 million were issued by Causeway Securities p.l.c. to AIB Group (UK) p.l.c. to fund the purchase of beneficial interest in the residential mortgages. The securitisation structure supports the funding activities of the Group. See note 69 ‘Non-adjusting events after the reporting period’.

Clogher Securities Limited

In April 2009, Allied Irish Banks, p.l.c. securitised € 2,345 million of Republic of Ireland originated residential mortgages to Clogher Securities Limited, a special purpose entity. Notes of € 2,345 million were issued by Clogher Securities Limited to Allied Irish Banks, p.l.c. to fund the purchase of beneficial interest in the residential mortgages. The securitisation structure supports the funding activities of the Group. See note 69 ‘Non-adjusting events after the reporting period’.

Wicklow Gap Limited

In November 2009, Allied Irish Banks, p.l.c. securitised € 2,182 million of euro denominated corporate loan obligations and working capital to Wicklow Gap Limited, a special purpose entity. Notes of € 2,204 million were issued by Wicklow Gap Limited to Allied Irish Banks, p.l.c. to fund the purchase of these loan obligations, their accrued interest and an amount of future anticipated drawdowns and certain transaction fees. The securitisation structure supports the funding activities of the Group. See note 69 ‘Non-adjusting events after the reporting period’.

Whilst the loans/mortgages securitised have not been derecognised for Group reporting purposes, the investment in all three special purpose entities above have been eliminated on consolidation. In the case of Allied Irish Banks, p.l.c., the investment in both Clogher Securities Limited and Wicklow Gap Limited have been eliminated, whilst the loans/mortgages continue to be recognised.

38 Intangible assets and goodwill

	Group				Allied Irish Banks, p.l.c.
	2010				2010
	Goodwill € m	Software € m	Other € m	Total € m	Goodwill € m	Software € m	Other € m	Total € m
Cost
Balance at 1 January	467	716	11	1,194	15	541	11	567
Reclassification to disposal groups and non-current assets held for sale (note 24)	(464)	(141)	(8)	(613)	(15)	—	(8)	(23)
Additions - internally generated	—	18	—	18	—	18	—	18
- externally purchased	—	5	—	5	—	5	—	5
Disposals	—	(2)	—	(2)	—	(2)	—	(2)

Balance at 31 December	3	596	3	602	—	562	3	565

Amortisation/impairment
Balance at 1 January	25	380	7	412	15	254	8	277
Reclassification to disposal groups and non-current assets held for sale (note 24)	(24)	(100)	(4)	(128)	(15)	—	(5)	(20)
Amortisation for period	—	63	—	63	—	62	—	62
Impairment for period	—	63	—	63	—	62	—	62
Disposals	—	(1)	—	(1)	—	(1)	—	(1)

Balance at 31 December	1	405	3	409	—	377	3	380

Net book value at 31 December	2	191	—	193	—	185	—	185

Internally generated intangible assets under construction amounted to: Group € 53 million, Allied Irish Banks, p.l.c. € 53 million. Internally generated software amounted to: Group € 268 million, Allied Irish Banks, p.l.c. € 257 million.

The impairment charge for 2010, is as a result of a decision not to continue with a significant technology project and also relates to the decision during 2010 to classify certain operations as discontinued operations.

The goodwill relates mainly to the acquisition of the holding in BZWBK which has been reclassified to disposal groups and non-current assets held for sale. As detailed in note 24, a sale was agreed for the entire Group’s shareholding in BZWBK and completed on the 1 April 2011. The remaining goodwill amounts which relate to unquoted investments, have been assessed for impairment through discounting projected cash flows with the resultant impairment charge, if any, recognised in the period.

Notes to the accounts

38 Intangible assets and goodwill (continued)

	Group				Allied Irish Banks, p.l.c.
	2009				2009
	Goodwill € m	Software € m	Other € m	Total € m	Goodwill € m	Software € m	Other € m	Total € m
Cost
Balance at 1 January	462	639	11	1,112	15	477	11	503
Additions - internally generated	—	64	—	64	—	54	—	54
- externally purchased	—	16	—	16	—	14	—	14
Disposals	—	(5)	—	(5)	—	(4)	—	(4)
Exchange translation adjustments	5	2	—	7	—	—	—	—

Balance at 31 December	467	716	11	1,194	15	541	11	567

Amortisation/impairment
Balance at 1 January	25	308	5	338	15	195	6	216
Amortisation for period
Continuing operations(1)	—	63	1	64	—	58	2	60
Discontinued operations (note 18)	—	7	1	8	—	—	—	—
	—	70	2	72	—	58	2	60
Impairment for period
Continuing operations(1)	—	5	—	5	—	4	—	4
Discontinued operations (note 18)	—	—	—	—	—	—	—	—
	—	5	—	5	—	4	—	4
Disposals	—	(4)	—	(4)	—	(3)	—	(3)
Exchange translation adjustments	—	1	—	1	—	—	—	—

Balance at 31 December	25	380	7	412	15	254	8	277

Net book value at 31 December	442	336	4	782	—	287	3	290

(1)	All of Allied Irish Banks, p.l.c. is classified as a continuing operation.

Internally generated intangible assets under construction amounted to: Group € 79 million; Allied Irish Banks, p.l.c. € 66 million. Internally generated software amounted to: Group € 298 million; Allied Irish Banks, p.l.c. € 226 million.

39 Property, plant & equipment

	Property			Equipment	Total
Group	Freehold € m	Long leasehold € m	Leasehold under 50 years € m	€ m	€ m
Cost
Balance at 1 January 2010	315	65	179	643	1,202
Reclassification to disposal groups and non-current assets held for sale (note 24)	(125)	—	(52)	(174)	(351)
Additions	3	1	4	17	25
Disposals	(1)	—	(6)	(11)	(18)
Reclassification	(34)	24	9	1	—
Exchange translation adjustments	—	—	1	3	4

At 31 December 2010	158	90	135	479	862

Depreciation/impairment
Accumulated depreciation at 1 January 2010	80	18	105	463	666
Reclassification to disposal groups and non-current assets held for sale (note 24)	(43)	—	(29)	(122)	(194)
Depreciation charge for the year	5	3	10	36	54
Disposals	—	—	(6)	(9)	(15)
Reclassification	(2)	1	1	—	—
Exchange translation adjustments	—	—	1	2	3

At 31 December 2010	40	22	82	370	514

Net book value at 31 December 2010	118	68	53	109	348

	Property			Equipment	Total
Allied Irish Banks, p.l.c.	Freehold € m	Long leasehold € m	Leasehold under 50 years € m	€ m	€ m
Cost
Balance at 1 January 2010	159	57	79	409	704
Reclassification to disposal groups and non-current assets held for sale (note 24)	(7)	—	—	—	(7)
Additions	1	1	3	16	21
Disposals	(1)	—	(6)	(10)	(17)
Reclassification	(34)	24	9	1	—

At 31 December 2010	118	82	85	416	701

Depreciation/impairment
Accumulated depreciation at 1 January 2010	27	15	44	292	378
Reclassification to disposal groups and non-current assets held for sale (note 24)	(3)	—	—	—	(3)
Depreciation charge for the year	4	3	7	32	46
Disposals	—	—	(6)	(9)	(15)
Reclassification	(2)	1	1	—	—

At 31 December 2010	26	19	46	315	406

Net book value at 31 December 2010	92	63	39	101	295

Notes to the accounts

39 Property, plant & equipment (continued)

	Property			Equipment	Total
Group	Freehold € m	Long leasehold € m	Leasehold under 50 years € m	€ m	€ m
Cost
Balance at 1 January 2009	350	82	164	622	1,218
Additions	11	4	13	36	64
Disposals	(4)	(1)	(1)	(20)	(26)
Reclassification to held for sale	(46)	(21)	—	—	(67)
Exchange translation adjustments	4	1	3	5	13

At 31 December 2009	315	65	179	643	1,202

Depreciation/impairment
Accumulated depreciation at 1 January 2009	84	19	92	420	615
Depreciation charge for the year:
Continuing operations	6	3	8	41	58
Discontinued operations (note 18)	3	—	4	14	21
	9	3	12	55	79
Disposals	(2)	—	(1)	(15)	(18)
Reclassification to held for sale	(13)	(4)	—	—	(17)
Exchange translation adjustments	2	—	2	3	7

At 31 December 2009	80	18	105	463	666

Net book value at 31 December 2009	235	47	74	180	536

	Property			Equipment	Total
Allied Irish Banks, p.l.c.	Freehold € m	Long leasehold € m	Leasehold under 50 years € m	€ m	€ m
Cost
Balance at 1 January 2009	192	74	69	395	730
Additions	9	4	10	25	48
Disposals	(1)	(1)	—	(11)	(13)
Reclassification to held for sale	(41)	(20)	—	—	(61)

At 31 December 2009	159	57	79	409	704

Depreciation/impairment
Accumulated depreciation at 1 January 2009	31	17	39	265	352
Depreciation charge for the year	6	2	5	35	48
Disposals	—	—	—	(8)	(8)
Reclassification to held for sale	(10)	(4)	—	—	(14)

At 31 December 2009	27	15	44	292	378

Net book value at 31 December 2009	132	42	35	117	326

The net book value of property occupied by the Group for its own activities was € 238 million, (excluding those held as disposal groups and non-current assets held for sale), (2009: € 348 million). The net book value of property occupied by Allied Irish Banks, p.l.c. for its own activities was € 193 million (2009: € 207 million). Property leased to others by AIB Group had a book value of Nil (2009: € 5 million). There was no such property in Allied Irish Banks, p.l.c.

Included in the carrying amount of property and equipment is expenditure recognised for both property and equipment in the course of construction amounting to € 1 million and Nil respectively (2009: € 3 million and € 7 million). In Allied Irish Banks, p.l.c., these amounts are € 1 million and Nil respectively (2009: € 2 million and € 1 million).

	Group		Allied Irish Banks, p.l.c.
40 Deferred taxation	2010 € m	2009 € m	2010 € m	2009 € m
Deferred tax assets:
Provision for impairment of loans and receivables	(69)	(65)	(1)	(1)
Amortised income	(23)	(26)	—	—
Available for sale securities	(159)	(16)	(138)	(44)
Retirement benefits	(63)	(112)	(47)	(73)
Temporary difference on provisions for future commitments in relation to the funding of Icarom plc (under Administration)	(3)	(4)	(3)	(4)
Assets leased to customers	(35)	(33)	—	—
Unutilised tax losses	(2,138)	(381)	(1,692)	(407)
Other	(40)	(27)	(11)	(13)

Total gross deferred tax assets	(2,530)	(664)	(1,892)	(542)

Deferred tax liabilities:
Cash flow hedges	61	68	51	64
Assets used in the business	9	13	5	9

Total gross deferred tax liabilities	70	81	56	73

Net deferred tax assets	(2,460)	(583)	(1,836)	(469)

Represented on the balance sheet as follows:
Deferred tax assets	(2,460)	(583)	(1,836)	(469)

Of which:
Continuing operations	(2,384)	(583)	(1,836)	(469)
Discontinued operations	(76)	—	—	—

	(2,460)	(583)	(1,836)	(469)

For each of the years ended 31 December 2010 and 2009 full provision has been made for capital allowances and other temporary differences.

	Group	Allied Irish Banks, p.l.c.
Analysis of movements in deferred taxation	2010 € m	2010 € m
At 1 January	(583)	(469)
Reclassification to disposal groups and non-current assets held for sale (note 24)	65	—
Exchange translation and other adjustments	(1)	(1)
Deferred tax through equity	(151)	(113)
Income statement (note 17)	(1,714)	(1,253)

At 31 December - continuing operations	(2,384)	(1,836)

Notes to the accounts

40 Deferred taxation (continued)

	Group	Allied Irish Banks, p.l.c.
Analysis of movements in deferred taxation	2009 € m	2009 € m
At 1 January	(246)	(188)
Exchange translation and other adjustments	(4)	(3)
Deferred tax through equity	64	119
Income statement:
Continuing operations (note 17)	(374)	(397)
Discontinued operations	(23)	—
	(397)	(397)

At 31 December	(583)	(469)

Deferred tax assets relating to unutilised tax losses and deductible temporary differences are recognised if it is probable that they can be offset against future taxable profits or other temporary differences. At 31 December 2010 capitalised deferred tax assets on tax losses and other temporary differences, net of deferred tax liabilities, totalled € 2,384 million (2009: € 583 million). The most significant tax losses arise in the Irish tax jurisdiction and their utilisation is dependent on future taxable profits. The Directors have considered the assumptions underpinning the restructuring plan (note 55 (vii)) and have determined that future taxable profits will be available to absorb the deferred tax assets including the unutilised tax losses. Accordingly, it is considered that recoverability of the deferred tax asset is probable.

Temporary differences recognised in equity comprise of deferred tax on available for sale securities, cash flow hedges and actuarial gain/loss on retirement benefit schemes. Temporary differences recognised in the income statement comprise of provision for impairment of loans and receivables, amortised income, assets leased to customers, and assets used in the course of business.

Net deferred tax assets of € 2,384 million (2009: € 446 million) are expected to be recovered after more than 12 months; Allied Irish Banks, p.l.c. € 1,836 million (2009: € 419 million). Deferred tax assets amounting to € 0.5 million (2009: € 25.5 million) in respect of tax losses and € 5 million (2009: € 14.8 million) in respect of tax credits have not been recognised. The tax losses with an unrecognised deferred tax asset value of € 0.5 million expire in 2013. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profit or tax liabilities, of the type which would absorb these losses and credits, will be available.

The aggregate amount of temporary differences associated with investments in subsidiaries, branches and associates and interests in joint ventures, for which deferred tax liabilities have not been recognised amounted to Nil (2009: Nil).

The net deferred tax asset on items recognised directly in equity amounted to € 168 million (2009: € 40 million); Allied Irish Banks, p.l.c. € 120 million (2009: € 64 million).

40 Deferred taxation (continued)

Analysis of income tax relating to other comprehensive income

	2010
Continuing operations	Gross € m	Tax € m	Net of tax € m	Non- controlling interests net of tax € m	Net amount attributable to owners of the parent € m
Loss for the period	(12,071)	1,710	(10,361)	—	(10,361)
Exchange translation adjustments	89	—	89	—	89
Net change in cash flow hedge reserve	(48)	7	(41)	—	(41)
Net change in fair value of available for sale securities	(957)	144	(813)	—	(813)
Net actuarial gains in retirement benefit schemes	3	(2)	1	—	1
Recognised losses in associated undertakings	(13)	—	(13)	—	(13)

Total comprehensive income for the period	(12,997)	1,859	(11,138)	—	(11,138)

Attributable to:
Owners of the parent	(12,997)	1,859	(11,138)	—	(11,138)
Non-controlling interests	—	—	—	—	—

	(12,997)	1,859	(11,138)	—	(11,138)

	2010
Discontinued operations	Gross € m	Tax € m	Net of tax € m	Non- controlling interests net of tax € m	Net amount attributable to owners of the parent € m
Loss for the period	271	(72)	199	70	129
Exchange translation adjustments	50	—	50	14	36
Net change in fair value of available for sale securities	4	(1)	3	1	2
Recognised gains in associated undertakings	218	—	218	—	218

Total comprehensive income for the period	543	(73)	470	85	385

Attributable to:
Owners of the parent	458	(73)	385	—	385
Non-controlling interests	85	—	85	85	—

	543	(73)	470	85	385

Notes to the accounts

40 Deferred taxation (continued)

Analysis of income tax relating to other comprehensive income

	2009
Continuing operations	Gross € m	Tax € m	Net of tax € m	Non- controlling interests net of tax € m	Net amount attributable to owners of the parent € m
Loss for the period	(2,662)	373	(2,289)	20	(2,309)
Exchange translation adjustments	127	—	127	—	127
Net change in cash flow hedge reserve	(69)	4	(65)	—	(65)
Net change in fair value of available for sale securities	277	(58)	219	—	219
Net actuarial gains in retirement benefit schemes	180	(6)	174	—	174

Total comprehensive income for the period	(2,147)	313	(1,834)	20	(1,854)

Attributable to:
Owners of the parent	(2,167)	313	(1,854)	—	(1,854)
Non-controlling interests	20	—	20	20	—

	(2,147)	313	(1,834)	20	(1,854)

	2009
Discontinued operations	Gross € m	Tax € m	Net of tax € m	Non- controlling interests net of tax € m	Net amount attributable to owners of the parent € m
Loss for the period	6	(51)	(45)	59	(104)
Exchange translation adjustments	31	—	31	14	17
Net change in cash flow hedge reserve	6	(2)	4	—	4
Net change in fair value of available for sale securities	23	(4)	19	9	10
Recognised losses in associated undertakings	(40)	—	(40)	—	(40)

Total comprehensive income for the period	26	(57)	(31)	82	(113)

Attributable to:
Owners of the parent	(56)	(57)	(113)	—	(113)
Non-controlling interests	82	—	82	82	—

	26	(57)	(31)	82	(113)

40 Deferred taxation (continued)

Analysis of income tax relating to other comprehensive income

	2008
Continuing operations	Gross € m	Tax € m	Net of tax € m	Non- controlling interests net of tax € m	Net amount attributable to owners of the parent € m
Profit for the period	637	(69)	568	48	520
Exchange translation adjustments	(512)	—	(512)	—	(512)
Net change in cash flow hedge reserve	780	(94)	686	—	686
Net change in fair value of available for sale securities	(456)	75	(381)	—	(381)
Net actuarial losses in retirement benefit schemes	(807)	101	(706)	—	(706)

Total comprehensive income for the period	(358)	13	(345)	48	(393)

Attributable to:
Owners of the parent	(406)	13	(393)	—	(393)
Non-controlling interests	48	—	48	48	—

	(358)	13	(345)	48	(393)

	2008
Discontinued operations	Gross € m	Tax € m	Net of tax € m	Non- controlling interests net of tax € m	Net amount attributable to owners of the parent € m
Profit for the period	397	(75)	322	70	252
Exchange translation adjustments	(143)	—	(143)	(57)	(86)
Net change in cash flow hedge reserve	(9)	1	(8)	(2)	(6)
Net change in fair value of available for sale securities	(5)	3	(2)	—	(2)
Recognised gains in associated undertakings	73	—	73	—	73

Total comprehensive income for the period	313	(71)	242	11	231

Attributable to:
Owners of the parent	302	(71)	231	—	231
Non-controlling interests	11	—	11	11	—

	313	(71)	242	11	231

Notes to the accounts

	Group		Allied Irish Banks, p.l.c.
41 Deposits by central banks and banks	2010 € m	2009 € m	2010 € m	2009 € m
Central banks
Securities sold under agreements to repurchase	30,635	11,111	27,885	9,611
Other borrowings	7,981	2,431	7,981	2,431
	38,616	13,542	35,866	12,042

Banks
Securities sold under agreements to repurchase	10,025	13,270	10,025	12,602
Other borrowings	1,228	6,521	27,714	37,624
	11,253	19,791	37,739	50,226

	49,869	33,333	73,605	62,268

Of which:
Due to third parties			47,101	30,787
Due to subsidiary undertakings(1)			26,504	31,481
			73,605	62,268

Of which:
Domestic offices	49,057	29,017
Foreign offices	812	4,316
	49,869	33,333
Amounts include:
Due to associated undertakings	—	—	—	—

(1)	Amounts due to subsidiary undertakings may include repurchase agreements.

Securities sold under agreements to repurchase, all of which mature within six months, are secured by Irish Government bonds, NAMA senior bonds, US Treasury, US Government agency and other marketable securities. The Group has securitised certain of its mortgage and loan portfolios as outlined in note 37. These securities, other than issued to external investors, have been pledged as collateral in addition to other securities held by the Group.

Financial assets pledged under agreements to repurchase with central banks and banks are as detailed in the following tables. In addition, the Group has granted a floating charge over certain residential mortgage pools.

				Group
	2010 Central banks € m	2010 Banks € m	Total € m	2009 Central banks € m	2009 Banks € m	Total € m
Total carrying value of financial assets pledged	50,635	11,702	62,337	18,925	13,519	32,444
Of which:
Government securities	11,686	5,325	17,011	980	6,133	7,113
Other securities	38,949	6,377	45,326	17,945	7,386	25,331

				Allied Irish Banks, p.l.c.
	2010 Central banks € m	2010 Banks € m	Total € m	2009 Central banks € m	2009 Banks € m	Total € m
Total carrying value of financial assets pledged	46,593	11,702	58,295	17,125	12,826	29,951
Of which:
Government securities	11,686	5,325	17,011	980	5,440	6,420
Other securities	34,907	6,377	41,284	16,145	7,386	23,531

42 Customer accounts

	Group		Allied Irish Banks, p.l.c.
	2010 € m	2009 € m	2010 € m	2009 € m
Current accounts	16,357	21,652	12,163	12,248
Demand deposits	7,147	9,193	5,933	7,897
Time deposits	28,885	53,108	31,393	52,552

	52,389	83,953	49,489	72,697

Of which:
Non-interest bearing current accounts
Domestic offices	4,440	5,895	4,440	5,895
Foreign offices	1,824	1,788	172	165
Interest bearing deposits, current accounts and short-term borrowings
Domestic offices	35,459	46,115	40,463	55,385
Foreign offices	10,666	30,155	4,414	11,252
	52,389	83,953	49,489	72,697

Of which:
Due to third parties			41,496	59,662
Due to subsidiary undertakings(1)			7,993	13,035
			49,489	72,697
Amounts include:
Due to associated undertakings	1,400	1,333	1,367	1,306

(1)	Amounts due to subsidiary undertakings may include repurchase agreements.

Notes to the accounts

43 Trading portfolio financial liabilities

	Group		Allied Irish Banks, p.l.c.
	2010 € m	2009 € m	2010 € m	2009 € m
Debt securities:
Government securities	—	22	—	22
Equity instruments – listed	—	1	—	—

	—	23	—	22

44 Debt securities in issue

	Group		Allied Irish Banks, p.l.c.
	2010 € m	2009 € m	2010 € m	2009 € m
Bonds and medium term notes:
European medium term note programme	11,933	15,510	11,933	15,510
Bonds and other medium term notes	2,765	4,740	—	—
	14,698	20,250	11,933	15,510
Other debt securities in issue:
Commercial paper	712	5,036	424	2,383
Commercial certificates of deposit	254	5,368	254	5,368
	966	10,404	678	7,751

	15,664	30,654	12,611	23,261

45 Other liabilities

	Group		Allied Irish Banks, p.l.c.
	2010 € m	2009 € m	2010 € m	2009 € m
Notes in circulation	457	434	—	—
Items in transit	186	311	16	114
Purchase of securities awaiting settlement	52	1,485	—	1,153
Creditors	2	33	2	2
Future commitments in relation to the funding of Icarom(1)	22	34	22	34
Fair value of hedged liability positions	407	338	115	69
Other	373	390	259	225

	1,499	3,025	414	1,597

(1)

The provision represents the present value of the cost of the future commitments arising under the 1992 agreement in relation to the funding of Icarom. A discount rate of 4.95% was applied in the year ended 31 December 2010 (2009: 1.71%) in discounting the cost of the future commitments arising under this agreement. The undiscounted amount was € 22.9 million (2009: € 34.4 million). The unwinding of the discount on the provision amounted to € 0.5 million (2009: € 2.3 million).

46 Provisions for liabilities and commitments

	Liabilities and commitments € m	Other provisions € m	Total € m
Group
At 1 January 2010	24	52	76
Reclassification to disposal groups and non-current assets held for sale	(4)	—	(4)
Exchange translation adjustment	(2)	—	(2)
Amounts charged to income statement(1)	1,029	83	1,112
Amounts written back to income statement(1)	—	(25)	(25)
Provisions utilised	(4)	(12)	(16)

At 31 December 2010	1,043	98	1,141

Allied Irish Banks, p.l.c.
At 1 January 2010	20	28	48
Exchange translation adjustment	1	—	1
Amounts charged to income statement	294	67	361
Amounts written back to income statement	—	(8)	(8)
Provisions utilised	(5)	(11)	(16)

At 31 December 2010	310	76	386

Group
At 1 January 2009	23	62	85
Exchange translation adjustment	—	2	2
Amounts charged to income statement
Continuing operations	1	9	10
Discontinued operations	1	—	1
	2	9	11
Amounts written back to income statement
Continuing operations	—	(15)	(15)
Discontinued operations	(1)	—	(1)
	(1)	(15)	(16)
Provisions utilised	—	(6)	(6)

At 31 December 2009	24	52	76

Allied Irish Banks, p.l.c.
At 1 January 2009	20	30	50
Amounts charged to income statement(2)	1	4	5
Amounts written back to income statement(2)	—	(2)	(2)
Provisions utilised	(1)	(4)	(5)

At 31 December 2009	20	28	48

(1)	In 2010, the income statement amount relates only to continuing operations.
(2)	In Allied Irish Banks, p.l.c., all operations are presented as continuing operations.

Provisions recognised within liabilities and commitments include amounts in respect of other contingencies including losses expected under off-balance sheet items. Also included in 2010, is a provision for a constructive obligation in respect of loans due to transfer to NAMA in 2011, which is detailed below. Provisions recognised within ‘Other provisions’ include amounts in respect of: restructuring and re-organisation costs; repayments to customers and legal claims. Also included within ‘Other provisions’ is a provision in respect of onerous leases of € 7 million and a provision for servicing of assets transferred to NAMA of € 43 million (note 7 and note 55 (iv)). The total expected to be settled within one year amounts to € 1,113 million (2009: € 40 million), Allied Irish Banks, p.l.c. € 369 million (2009: € 27 million).

Provision for loss on transfer of loans to NAMA

At 31 December 2010, the transfer of certain loans to NAMA was deemed unavoidable, accordingly a provision of € 1,029 million, being a constructive obligation, has been made for the expected discount determined to be 60 per cent. on a gross carrying value of loans amounting to € 2,248 million which are expected to transfer to NAMA early in 2011.

Notes to the accounts

47 Subordinated liabilities and other capital instruments

	Notes		2010 € m	2009 € m
Allied Irish Banks, p.l.c.
Undated loan capital			197	189
Dated loan capital			3,996	4,261
			4,193	4,450
Subsidiary undertakings
Perpetual preferred securities			138	136

			4,331	4,586

Undated loan capital(1)
Allied Irish Banks, p.l.c.
US$ 100m Floating Rate Primary Capital Perpetual Notes(2)	(a	)	75	69
€ 200m Fixed Rate Perpetual Subordinated Notes(2)	(b	)	54	54
Stg£ 400m Perpetual Callable Step-Up Subordinated Notes(2)	(c	)	68	66
			197	189
Subsidiary undertakings - perpetual preferred securities
Stg£ 350m Fixed Rate/Floating Rate Guaranteed Non-Voting Non-cumulative Perpetual Preferred Securities(2)	(d	)	43	41
€ 500m Fixed Rate/Floating Rate Guaranteed Non-Voting Non-cumulative Perpetual Preferred Securities(2)	(e	)	95	95
			138	136

			335	325

Dated loan capital(1)
Allied Irish Banks, p.l.c.
European Medium Term Note Programme:
US$ 400m Floating Rate Notes due July 2015	(f	)	134	278
€ 400m Floating Rate Notes due March 2015	(g	)	188	400
€ 500m Callable Step-up Floating Rate Notes due October 2017	(h	)	167	499
€ 419m 10.75% Subordinated Notes due March 2017	(i	)	436	—
US$ 177m 10.75% Subordinated Notes due March 2017	(j	)	137	—
€ 869m 12.5% Subordinated Notes due June 2019	(k	)	807	803
Stg£ 368m 12.5% Subordinated Notes due June 2019	(l	)	401	387
Stg£ 1,096m 11.50% Subordinated Notes due March 2022	(m	)	1,314	—
Stg£ 700m Callable Fixed/Floating Rates Notes due July 2023	(n	)	175	787
Stg£ 500m Callable Fixed/Floating Rate Notes due March 2025	(o	)	22	563
Stg£ 350m Callable Fixed/Floating Rate Notes due November 2030	(p	)	31	394
JPY 20bn Callable Step-up Fixed/Floating Rate Notes due March 2042	(q	)	184	150

			3,996	4,261

Analysis of maturity dated loan capital			2010 € m	2009 € m
The dated loan capital outstanding is repayable as follows:
In one year or less			—	—
Between 1 and 2 years			—	—
Between 2 and 5 years			322	—
In 5 years or more			3,674	4,261

			3,996	4,261

(1)	The carrying value may differ to nominal value due to premia, discounts and note issue costs.
(2)

In November 2009, the European Commission indicated that, in line with its policy on State aid and pending its assessment of the AIB Restructuring Plan, the Group was not to make coupon payments on its tier 1 and tier 2 capital instruments unless under a binding legal obligation to do so (note 55 (viii)). As a result, no coupon payments were made on these instruments.

The loan capital of the Group and its subsidiaries is unsecured and is subordinated in right of payment to the ordinary creditors, including depositors, of the Group and its subsidiaries.

47 Subordinated liabilities and other capital instruments (continued)

Undated loan capital - Allied Irish Banks, p.l.c.

(a)	The US$ 100 million Floating Rate Primary Capital Perpetual Notes, with interest payable quarterly, have no final maturity but may be redeemed at par at the option of the Group, on each coupon payment date, with the prior approval of the Central Bank of Ireland (‘the Central Bank’).

(b)	The € 200 million Fixed Rate Perpetual Subordinated Notes, with interest payable quarterly at a rate of 2.25% per annum above 3 month EURIBOR since 3 August 2009, have no final maturity but may be redeemed at the option of the Group, with the prior approval of the Central Bank, on each coupon payment date on or after 3 August 2009. At 31 December 2010, € 53.8 million remained outstanding following the redemption in June 2009 of € 146.2 million of the subordinated notes (note 6).

(c)	The Stg£ 400 million Perpetual Callable Step-Up Subordinated Notes with interest payable annually up to 1 September 2015 and with interest payable quarterly thereafter, have no final maturity but may be redeemed at the option of the Group, with the prior approval of the Central Bank, on 1 September 2015 and every interest payment date thereafter. At 31 December 2010, Stg£ 58.6 million remained outstanding following the redemption in June 2009 of Stg£ 341.4 million of the subordinated notes (note 6).

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

The distributions on the Preferred Securities are non-cumulative. The Board of Directors has the discretion not to pay a distribution on the Preferred Securities, unless the Preferred Securities no longer qualify as regulatory capital resources of AIB, and AIB is in compliance with its capital adequacy requirements.

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

The LP3 Preferred Securities are redeemable in whole but not in part at the option of the general partner and with the agreement of the Central Bank (i) upon the occurrence of certain events or (ii) on or after 14 June 2016.

At 31 December 2010, Stg£ 36.7 million remained outstanding following the redemption in June 2009 of Stg£ 313 million of the preferred securities (note 6).

(e)	The distributions on the € 500 million Preferred Securities (“LP2”) are payable at a rate of 5.142% per annum until 16 June 2016 and thereafter at a rate of 1.98% per annum above 3 month LIBOR, payable quarterly.

The LP2 preferred securities are redeemable in whole but not in part at the option of the general partner and with the agreement of the Central Bank (i) upon the occurrence of certain events or (ii) on or after 16 June 2016. At 31 December 2010, € 95 million remained outstanding following the redemption in June 2009 of € 405 million of the preferred securities (note 6).

Dated loan capital

The dated loan capital in this section issued under the European Medium Term Note Programme is subordinated in right of payment to the ordinary creditors, including depositors, of the Group.

The Group redeemed certain of its subordinated liabilities and other capital instruments in both March 2010 and June 2009, details of which are set out in the following page and in note 6.

Notes to the accounts

47 Subordinated liabilities and other capital instruments (continued)

(f)	The US$ 400 million Floating Rate Notes* with interest payable quarterly, may be redeemed, in whole but not in part, on any interest payment date falling on or after July 2010. The Group redeemed US$ 221.4 million of these notes in March 2010, leaving US$ 178.6 million outstanding following redemption (note 6).

(g)	The € 400 million Floating Rate Notes* with interest payable quarterly, may be redeemed, in whole but not in part, on any interest payment date falling on or after March 2010. The Group redeemed € 212.2 million of these notes in March 2010, leaving € 187.8 million outstanding following redemption (note 6).

(h)	The € 500 million Callable Subordinated Step-Up Floating Rate Notes* with interest payable quarterly may be redeemed in whole but not in part on any interest payment date falling on or after 24 October 2012. The Group redeemed € 332.5 million of these notes in March 2010, leaving € 167.5 million outstanding following redemption (note 6).

(i)	The € 419 million Subordinated Notes* with interest paid annually in arrears, at a rate of 10.75% per annum until maturity in March 2017, may be redeemed at par, up to and including 29 March 2017.

(j)	The US$ 177 million Subordinated Notes* with interest paid annually in arrears, at a rate of 10.75% per annum until maturity in March 2017, may be redeemed at par, up to and including March 2017.

(k)	The € 869 million Subordinated Notes* with interest paid annually in arrears, at a rate of 12.5% per annum until maturity in June 2019, may be redeemed at par, on 25 June 2019.

(l)	The Stg£ 368 million Subordinated Notes* with interest paid annually in arrears, at a rate of 12.5% per annum until maturity in June 2019, may be redeemed at par, on 25 June 2019.

(m)	The Stg£ 1,096 million Subordinated Debt Notes* with interest paid annually in arrears, at a rate of 11.5% per annum until maturity in March 2022, may be redeemed at par, up to and including 29 March 2022.

(n)	The Stg£ 700 million Callable Dated Subordinated Fixed/Floating Rate Notes* with interest paid semi-annually in arrears, at a rate of 7.875% per annum until June 2018. The notes may be redeemed, in whole but not in part, on any quarterly interest payment date falling on or after June 2018 during which period the floating rate will be 3.5% above 3 month sterling Libor. The Group redeemed Stg£ 548.6 million of these notes in March 2010, leaving Stg£ 151.4 million outstanding following redemption (note 6).

(o)	The Stg£ 500 million Subordinated Callable Fixed/Floating Rate Notes* with interest payable annually, up to 10 March 2020 at a rate of 5.25% and with interest payable quarterly thereafter at a rate of 1.28% above 3 month sterling Libor may be redeemed, in whole but not in part on any interest payment date falling on or after 10 March 2020. The Group redeemed Stg£ 481 million of these notes in March 2010, leaving Stg£ 19 million outstanding following redemption (note 6).

(p)	The Stg£ 350 million Callable Fixed/Floating Rate Notes* with interest payable annually in arrears on 26 November in each year, at a rate of 5.625% up to November 2025. The notes may be redeemed, in whole but not in part, on the 26 November 2025 and on each interest payment date thereafter during which period the floating rate will be 1.45% above 3 month sterling Libor. The Group redeemed Stg£ 323.3 million of these notes in March 2010, leaving Stg£ 26.7 million outstanding following redemption (note 6).

(q)	The Japanese Yen (“JPY”) 20 billion Callable Subordinated Step-up Fixed/Floating Rate Notes* with interest payable semi-annually at a rate of 2.75% up to March 2037 and with interest payable semi annually thereafter at a rate of 0.78% above JPY Libor, are redeemable in whole but not in part on any interest payment date falling on or after 8 March 2037.

In all cases, redemption prior to maturity is subject to the necessary prior approval of the Central Bank.

The instruments denoted by* were partially/fully exchanged for cash in January 2011 (note 69).

48 Share capital

	Authorised		Issued
	2010 m	2009 m	2010 m	2009 m
Ordinary share capital
Ordinary shares of € 0.32 each	2,535.1	1,860.0	1,791.6	918.4
Convertible non-voting shares of € 0.32 each	10,489.9	—	10,489.9	—

Preference share capital
2009 Non cumulative preference shares of € 0.01 each	3,500.0	3,500.0	3,500.0	3,500.0
Non cumulative preference shares of € 1.27 each	200.0	200.0	—	—
Non cumulative preference shares of Stg£ 1 each	200.0	200.0	—	—
Non cumulative preference shares of US$ 25	20.0	20.0	—	—
Non cumulative preference shares of JPY 175	200.0	200.0	—	—

2010

(i)	On 13 May 2010, Allied Irish Banks, p.l.c. issued 198,089,847 new ordinary shares, by way of a bonus issue, to the National Pension Reserve Fund Commission (“NPRFC”), as agent of the Irish Government in lieu of a dividend of € 280 million which was payable on the 2009 Non-Cumulative Preference Shares. In accordance with AIB’s Articles of Association an amount of € 63 million equal to the nominal value of the shares issued was transferred from share premium to ordinary share capital (note 55 (ii)).

(ii)	On 23 December, 2010, consequent upon a Direction Order under the Credit Institutions (Stabilisation) Act 2010 (“the Direction Order”), the Company increased its authorised share capital from € 884,200,000, US$ 500,000,000, Stg£ 200,000,000 and Yen 35,000,000,000 to € 4,457,002,371, US$ 500,000,000, Stg£ 200,000,000 and Yen 35,000,000,000, by the creation of 675,107,845 ordinary shares of € 0.32 each, such shares forming one class with the existing ordinary shares, and 10,489,899,564 convertible non-voting shares of € 0.32 each (“CNV shares”), which ranked pari passu with the ordinary shares other than in respect of voting, and are convertible into ordinary shares on a one for one basis following completion of the disposal of the Company’s 70.36% stake in Bank Zachodni WBK S.A. to Banco Santander (“the BZWBK disposal”) (note 69);

(iii)	On 23 December 2010, consequent upon the Direction Order, the Company issued 675,107,845 new ordinary shares and 10,489,899,564 CNV shares to the NPFRC;

(iv)	On 1 April 2011, the Company completed the sale of its stake in Bank Zachodni WBK S.A. and, accordingly, on 7 April 2011, the NPRFC issued a Conversion Order to convert all of its CNV Shares into Ordinary Shares. The conversion was completed on 8 April 2011 bringing the NPRFC total holding of the Company’s Ordinary Shares to 11,366,120,185, which equates to 92.8% of the total issued ordinary share capital.

Total gross proceeds from the issue before costs of € 65.9 million amounted to € 3,818.4 million. Warrants with a carrying value of € 150 million relating to the 2009 recapitalisation which were held by the NPRFC were cancelled on 23 December 2010 for € 52.5 million from the proceeds of the share issue. The difference between the carrying value of the warrants and the consideration for cancellation was transferred as a credit of € 97.5 million to revenue reserves. Full details of the terms of the convertible non-voting shares are set out in note 55.

2009

On 13 May 2009, the authorised share capital of Allied Irish Banks, p.l.c. was increased by the creation of (i) 700,000,000 new ordinary shares of € 0.32 each and (ii) 3,500,000,000 non-cumulative preference shares of € 0.01 each.

Allied Irish Banks, p.l.c. issued to the NPRFC 3,500,000,000 preference shares of € 0.01 (note 55 (ii)) (the ‘2009 Preference Shares’) giving rise to the receipt of € 3,500 million, before costs, of which € 35 million is recorded in the share capital; € 3,315 million is recorded in share premium; and € 150 million is recorded in other equity interests (note 51), representing the fair value of the warrants issued to the NPRFC as an integral part of the investment by the NPRFC. Full details of the 2009 Preference Shares and related warrants are set out in note 55.

The following tables show the movements within the relevant captions of share capital during the year:

Issued share capital	2010 € m	2009 € m
Ordinary share capital as at 1 January	294	294
Issued during year:
- Ordinary shares in lieu of dividend on 2009 Preference Shares	63	—
- Ordinary shares issued under Direction Order	216	—
	279	—
Convertible non-voting share capital issued under Direction Order	3,357	—
2009 Preference Share capital - 3.5 billion shares at € 0.01 each	35	35

	3,965	329

Notes to the accounts

48 Share capital (continued)

Share premium	2010 € m	2009 € m
Share premium as at 1 January	4,975	1,693
2009 Preference Shares:
Excess of issue price over the nominal value	—	3,315
Issue costs	—	(33)
	—	3,282

Transfer to ordinary share capital in respect of ordinary shares issued in lieu of dividend on 2009 Preference Shares	(63)	—
Ordinary shares issued for consideration:
Excess of issue price over the nominal value	40	—
Issue costs	(6)	—
	(29)	—

Convertible non-voting shares issued for consideration:
Excess of issue price over the nominal value	205	—
Issue costs	(62)	—
	143	—

	5,089	4,975

Structure of the Company’s share capital as at 31 December 2010	Authorised share capital %	Issued share capital %
Class of share
Ordinary share capital	15	14
Convertible non-voting shares	62	85
2009 Preference Shares	23	1

Capital resources

The following table shows the Group’s capital resources at 31 December 2010 and 31 December 2009.

	2010 € m	2009 € m
Shareholders’ equity(1)	3,659	10,709
Non-controlling interests in subsidiaries	690	626
Perpetual preferred securities	138	136
Undated capital notes	197	189
Dated capital notes	3,996	4,261

Total capital resources	8,680	15,921

(1)	Includes other equity interests.

49 Analysis of movements in reserves in other comprehensive income

	2010			2009			2008
Group	Gross € m	Tax € m	Net € m	Gross € m	Tax € m	Net € m	Gross € m	Tax € m	Net € m
Continuing operations
Foreign currency translation reserves
Change in foreign currency translation	89	—	89	127	—	127	(512)	—	(512)

Total	89	—	89	127	—	127	(512)	—	(512)

Cash flow hedging reserves
Fair value (losses)/gains transferred to income statement	(403)	52	(351)	(480)	58	(422)	34	(4)	30
Fair value gains taken to equity	355	(45)	310	411	(54)	357	746	(90)	656

Total	(48)	7	(41)	(69)	4	(65)	780	(94)	686

Available for sale securities reserves
Fair value losses/(gains) transferred to income statement	(15)	5	(10)	(211)	40	(171)	(87)	8	(79)
Fair value gains/(losses) taken to equity	(942)	139	(803)	488	(98)	390	(369)	67	(302)

Total	(957)	144	(813)	277	(58)	219	(456)	75	(381)

	2010			2009			2008
Group	Gross € m	Tax € m	Net € m	Gross € m	Tax € m	Net € m	Gross € m	Tax € m	Net € m
Discontinued operations
Foreign currency translation reserves
Change in foreign currency translation	50	—	50	31	—	31	(143)	—	(143)

Total	50	—	50	31	—	31	(143)	—	(143)

Cash flow hedging reserves
Fair value gains transferred to income statement	29	(6)	23	3	(1)	2	—	—	—
Fair value gains/(losses) taken to equity	(29)	6	(23)	3	(1)	2	(9)	1	(8)

Total	—	—	—	6	(2)	4	(9)	1	(8)

Available for sale securities reserves
Fair value gains/(losses) transferred to income statement	(2)	—	(2)	1	—	1	(17)	10	(7)
Fair value gains taken to equity	6	(1)	5	22	(4)	18	12	(7)	5

Total	4	(1)	3	23	(4)	19	(5)	3	(2)

Movement analysis of total comprehensive income

	2010
			Revenue reserves
	Available for sale securities reserves € m	Cash flow hedging reserves € m	Net actuarial gains/(losses) in retirement benefit schemes € m	Other revenue reserves € m	Foreign currency translation reserves € m	Total € m
Parent and subsidiaries	(810)	(41)	1	(10,162)	139	(10,873)
Associated undertakings	26	—	(13)	—	192	205

Total	(784)	(41)	(12)	(10,162)	331	(10,668)
Non-controlling interests	1	—	—	70	14	85

Attributable to equity holders of the parent	(785)	(41)	(12)	(10,232)	317	(10,753)

Notes to the accounts

49 Analysis of movements in reserves in other comprehensive income (continued)

Movement analysis of total comprehensive income

	2009
			Revenue reserves
	Available for sale securities reserves € m	Cash flow hedging reserves € m	Net actuarial gains/(losses) in retirement benefit schemes € m	Other revenue reserves € m	Foreign currency translation reserves € m	Total € m
Parent and subsidiaries	238	(61)	174	(2,334)	158	(1,825)
Associated undertakings	68	1	9	(75)	(43)	(40)

Total	306	(60)	183	(2,409)	115	(1,865)
Non-controlling interests	9	—	—	79	14	102

Attributable to equity holders of the parent	297	(60)	183	(2,488)	101	(1,967)

50 Own shares

Treasury shares

The details of ordinary shares previously purchased under shareholder authority, and held as Treasury Shares are as follows:

	2010	2009
At 31 December	35,680,114	35,680,114

Since 2008, the company has not reissued any ordinary shares from its pool of Treasury Shares.

Employee share schemes and trusts

The Group sponsors a number of employee share plans whereby purchases of shares are made in the open market to satisfy commitments under the schemes.

At 31 December 2010, 1.7 million shares (2009 1.7 million) were held by trustees with a book value of € 24.9 million (2009: € 24.1 million), and a market value of € 0.5 million (2009: € 2.1 million). The book value is deducted from the profit and loss account reserve while the shares continue to be held by the Group.

The Group sponsors SAYE schemes for eligible employees in the UK, the Isle of Man and Channel Islands. The trustees of the schemes have borrowed funds from Group companies, interest free, to enable them to purchase Allied Irish Banks, p.l.c. ordinary shares in the open market. These shares are used to satisfy commitments arising under the schemes. The trustees receive dividends on the shares which are used to meet the expenses. The cost of providing these shares is charged to the income statement on a systematic basis over the period that the employees are expected to benefit. At 31 December 2010, 1.5 million shares (2009: 1.5 million) were held by the trustees with a book value of € 22.5 million (2009: € 21.8 million) and a market value of € 0.4 million (2009: € 1.8 million).

In 2001, the AIB Group Employee Share Trust was established to satisfy commitments arising under the AIB Group Long-Term Incentive Plan (“LTIP”). Funds were provided to the trustees to enable them to purchase Allied Irish Banks, p.l.c. ordinary shares in the open market. The trustees have waived their entitlement to dividends. At 31 December 2010, 0.01 million shares (2009: 0.01 million shares) were held by the trustees with a book value of € 0.1 million (2009: € 0.1 million) and a market value of € 0.004 million (2009: € 0.02 million).

At 31 December 2010, 0.2 million (2009: 0.2 million) ordinary shares were held by the trust with a cost of € 2.3 million (2009: € 2.2 million) and a market value of € 0.1 million (2009: € 0.3 million) in relation to the Allfirst Stock Option Plans.(1)

Subsidiary companies

Certain subsidiary companies may hold shares in AIB for customer facilitation and in the normal course of business. At the end of 2010, Nil shares (2009: 1.7 million shares) were held for this purpose. The cost of purchasing these shares is deducted from the profit and loss account reserve. These shares were held by Goodbody Stockbrokers which was derecognised at 31 December 2010.

The accounting treatment is not intended to affect the legal characterisation of the transaction or to change the situation at law achieved by the parties to it. Thus, the inclusion of the shares as a deduction against shareholders’ funds on the Group statement of financial position does not imply that they have been purchased by the company as a matter of law.

(1)	Prior to its disposal to M&T Bank Corporation, Allfirst Financial, Inc. sponsored the Allfirst Stock Option Plans, for the benefit of key employees of Allfirst.

51 Other equity interests

	2010 € m	2009 € m
Reserve capital instruments (“RCI”)	239	497
Redemption of RCI (note 6)	—	(258)
Fair value of warrants attaching to 2009 Preference Shares	150	150
Cancellation of warrants	(150)	—

	239	389

In February 2001, Reserve Capital Instruments (“RCIs”) of € 500 million were issued by Allied Irish Banks, p.l.c. at an issue price of 100. 069%. The RCIs are perpetual securities and have no maturity date. The RCIs are redeemable, in whole but not in part, at the option of the Bank and with the agreement of the Central Bank (i) upon the occurrence of certain events, or (ii) on or after 28 February 2011, an authorised officer having reported to the Trustees within the previous six months that a solvency condition is met.

The RCIs bear interest at a rate of 7.50% per annum from (and including) 5 February 2001 to (and including) 28 February 2011 and thereafter at 3.33% per annum above three month EURIBOR, reset quarterly.

At 31 December 2009, € 239 million remained outstanding following the redemption in June 2009 of € 258 million of the RCI (note 6).

The rights and claims of the RCI holders and the coupon holders are subordinated to the claims of the senior creditors and the senior subordinated creditors of the issuer. In the event of a winding up of the issuer, the RCI holders will rank pari passu with the holders of the classes of preference shares (if any) from time to time issued by the issuer and in priority to all other shareholders. The coupon on the RCI which was due to be paid on 28 February 2010 was not paid (note 55 (viii)).

On 23 December 2010, the Warrants held by the National Pensions Reserve Fund Commission attaching to the 2009 Preference Shares were cancelled for a total consideration of € 52.5 million (note 55 (ii)). The balance of € 97.5 million remaining in the Warrants account, was transferred to revenue reserves.

52 Non-controlling interests in subsidiaries

	2010 € m	2009 € m
Equity interest in subsidiaries	501	437
Non-cumulative Perpetual Preferred Securities	189	189

	690	626

Non-cumulative Perpetual Preferred Securities

The € 1 billion Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities (‘Preferred Securities’) were issued through a Limited Partnership (“LPI”) at par and have the benefit of a subordinated guarantee of Allied Irish Banks, p.l.c. (“AIB”). The Preferred Securities have no fixed final redemption date and the holders have no rights to call for the redemption of the Preferred Securities. At 31 December 2009, € 189 million remained outstanding following the redemption in June 2009 of € 801 million of the Preferred Securities (note 6).

The Preferred Securities are redeemable in whole but not in part at the option of the general partner and with the agreement of the Central Bank (i) upon the occurrence of certain events, or (ii) on or after 17 December 2014, subject to the provisions of the Limited Partnership Act, 1907.

Distributions on the Preferred Securities are non- cumulative. The distributions are payable at a rate of 4.781% per annum up to

17 December 2014 and thereafter at the rate of 1.10% per annum above 3 month EURIBOR, reset quarterly. The discretion of the Board of Directors of AIB to resolve that a distribution should not be paid is unfettered. The coupon on the Preferred Securities which was due to be paid on 17 December 2010 was not paid (note 55 (viii)).

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

Notes to the accounts

53 Memorandum items: contingent liabilities and commitments, and contingent assets

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

The following tables give, for the Group and Allied Irish Banks, p.l.c., the nominal or contract amounts of contingent liabilities and commitments.

	Contract amount
Group	2010 € m	2009 € m
Contingent liabilities(1)
Guarantees and assets pledged as collateral security:
Guarantees and irrevocable letters of credit	3,360	6,232
Other contingent liabilities	732	735
	4,092	6,967

Commitments(2) (3)
Documentary credits and short-term trade-related transactions	80	73
Undrawn note issuance and revolving underwriting facilities	1	1
Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year	8,820	9,538
1 year and over	5,543	7,568
	14,444	17,180

	18,536	24,147

Of which:
Continuing operations	16,818	22,386
Discontinued operations	1,718	1,761
	18,536	24,147

	Contract amount
Allied Irish Banks, p.l.c.	2010 € m	2009 € m
Contingent liabilities(1)
Guarantees and irrevocable letters of credit	2,851	5,391
Other contingent liabilities	487	589
	3,338	5,980
Commitments(2) (3)
Documentary credits and short-term trade-related transactions	55	46
Undrawn note issuance and revolving underwriting facilities	1	1
Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year	7,080	7,425
1 year and over	4,194	5,731
	11,330	13,203

	14,668	19,183

(1)	Contingent liabilities are off-balance sheet products and include guarantees, standby letters of credit and other contingent liability products such as performance bonds.
(2)

A commitment is an off-balance sheet product, where there is an agreement to provide an undrawn credit facility. The contract may or may not be cancelled unconditionally at any time without notice depending on the terms of the contract.

(3)	Of which € 3 million (2009: € 252 million); ((Allied Irish Banks, p.l.c.; € 3 million); (2009: € 252 million)) are commitments relating to financial assets held for sale to NAMA.

53 Memorandum items: contingent liabilities and commitments, and contingent assets (continued)

	Contingent liabilities		Commitments
Group	2010 € m	2009 € m	2010 € m	2009 € m
Concentration of exposure
Republic of Ireland	1,110	1,171	9,743	11,570
United Kingdom	569	889	1,872	2,068
Poland	298	213	1,420	1,548
United States of America	2,098	4,678	1,226	1,513
Rest of the world	17	16	183	481

Total	4,092	6,967	14,444	17,180

	Contingent liabilities(1)		Commitments
Allied Irish Banks, p.l.c.	2010 € m	2009 € m	2010 € m	2009 € m
Concentration of exposure
Republic of Ireland	1,197	1,257	9,457	10,864
United Kingdom	26	29	464	345
United States of America	2,098	4,678	1,226	1,513
Rest of the world	17	16	183	481

Total	3,338	5,980	11,330	13,203

(1)	Included in exposure to Allied Irish Banks, p.l.c. are amounts relating to Group subsidiaries of € 87 million (2009: € 86 million).

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

The credit rating of contingent liabilities and commitments as at 31 December 2010 is set out in the following table. Details of the Group’s rating profiles and masterscale ranges are set out in note 34.

Masterscale grade

Group	2010 € m	2009 € m
1 to 3	7,003	7,723
4 to 10	7,218	11,216
11 to 13	1,628	813
Unrated	2,687	4,395

	18,536	24,147

Allied Irish Banks, p.l.c.	2010 € m	2009 € m
1 to 3	6,870	7,663
4 to 10	5,588	9,323
11 to 13	1,557	592
Unrated	653	1,605

	14,668	19,183

Legal Proceedings

AIB Group is not, nor has been involved in, nor are there, so far as the Company is aware, pending or threatened by or against AIB Group any legal or arbitration proceedings, including governmental proceedings, which may have, or have had during the previous twelve months, a significant effect on the financial position or profitability of AIB Group.

Notes to the accounts

53 Memorandum items: contingent liabilities and commitments, and contingent assets (continued)

Contingent liability/contingent asset - NAMA

(a)	On 17 December 2010, part of the final tranche of loans with a net carrying value of € 6,829 million was transferred to NAMA. An aggregate discount of 60 per cent. was applied to the gross carrying value of the loans (note 7). This transfer was not subject to due diligence at that time but will take place in 2011 which will set the final haircut for this transfer. However, it is not expected that the final discount will differ materially from the 60 per cent.

Under NAMA legislation, an institution can formally raise an objection to the portfolio acquisition value specified in the acquisition schedule. As the timing of any formal objection is unknown at this time but is not expected to be completed until 2012, this may result in an inflow of economic benefit to the Group.

(b)	In addition, AIB provided for a constructive obligation in respect of loans due to transfer to NAMA in 2011. The discount applied to the expected transfer was 60 per cent. based on previous experience and statements from the Minister for Finance (note 46). If the discount ultimately proves to be lower/higher than the 60 per cent. provided, an inflow/outflow of economic benefits may result to AIB.

TARGET 2 – Gross settlement system

Allied Irish Banks, p.l.c. migrated to the TARGET 2 system during 2008. TARGET 2, being the wholesale payment infrastructure for credit institutions across Europe, is a real time gross settlement system for large volume interbank payments in euro. The following disclosures relate to the charges arising as a result of the migration to TARGET 2.

On 15 February 2008, a first floating charge was placed in favour of the Central Bank of Ireland (‘the Central Bank’) over all Allied Irish Banks, p.l.c.’s right, title, interest and benefit, present and future, in and to: (i) the balances now or at any time standing to the credit of Allied Irish Banks, p.l.c.’s account held as a TARGET 2 participant with the Central Bank (‘the Charged Property’); and (ii) certain segregated securities (‘the Charged Property’) listed in an Eligible Securities Schedule kept by Allied Irish Banks, p.l.c. for the purpose of participating in TARGET 2.

These floating charges contain a provision whereby during the subsistence of the security, otherwise than with the prior written consent of the Central Bank, Allied Irish Banks, p.l.c. shall:

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

54 Off-balance sheet arrangements

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

Securitisations

The Group utilises securitisations primarily to support the following business objectives:

•	as an investor, the Group has used securitisation as part of the management of its interest rate and liquidity risks through Global Treasury;

•	as an investor, securitisations have been utilised by the Group to invest in transactions that offered an appropriate risk-adjusted return opportunity;

•

as an originator of securitisations, to meet customer demand to offer a full range of investment opportunities by making available opportunities to invest in AIB-managed Collateralised Debt Obligations (“CDOs”) and Collateralised Bond Obligations (“CBOs”); and

•	as an originator of securitisations to support the funding activities of the Group.

AIB has primarily been an investor in securitisations issued by other credit institutions. The most significant investment in securitisations has been through Global Treasury’s purchases of senior tranches of predominantly AAA-rated prime Residential Mortgage Backed Securities (“RMBS”), holdings of which have reduced over the course of 2010. This portfolio was originally purchased as part of Global Treasury’s primary interest rate and liquidity management objective, subject to qualifying criteria, including LTV, seasoning, location and quality of originator. A smaller proportion of the overall portfolio is held in other asset classes, including a portfolio of AAA-rated US student loan asset backed securities; these investments benefit from US Government guarantees. All of these assets are reported in the available for sale portfolio.

The Group also has a smaller portfolio of investments in securitisations held by the Corporate Banking business unit. The portfolio consists of both cash and synthetic structures across a variety of asset classes, including CDOs, CBOs, Collateralised Mortgage Obligations (“CMOs”) and RMBS.

The Group is also a manager of five CDO/CBO securitisation transactions(1). The Group has equity interests in these transactions, the underlying assets of which are not consolidated in the Group’s financial statements. The Group’s investment and maximum exposure totals € 23 million (2009: € 28 million). The Group does not have control over these CDOs/CBO, nor does it bear the significant risks and rewards that are inherent in these assets. There is no recourse to the Group by third parties in relation to these vehicles. Four of these vehicles (CDOs) were created primarily to fund the European buyout market, while the fifth is invested in US High Yield Bonds (CBO). The assets under management of these vehicles at 31 December 2010 were € 1,582 million (2009: € 1,644 million).

In addition, AIB Group has acted as an originator and invested in three securitisation vehicles: Causeway Securities p.l.c.; Clogher Securities Limited; and Wicklow Gap Limited. These securitisations support the funding activities of the Group, and whilst the assets held in the securitisation vehicles have not been derecognised, the investments are eliminated on consolidation. Details on these three SPEs are set out in note 69 to the consolidated financial statements.

Stock borrowing and lending

Securities borrowed are not recognised in the financial statements, unless these are sold to third parties, at which point the obligation to repurchase the securities is recorded as a trading liability at fair value and any subsequent gain or loss included in trading income.

Employee compensation trusts

AIB and some of its subsidiary companies use trust structures to benefit employees and to facilitate the ownership of the Group’s equity by employees. The Group consolidates these trust structures where the risks and rewards of the underlying shares have not been transferred to the employees. Details of these structures are provided in note 10 of the notes to the consolidated financial statements.

(1)	On 18 February 2011, AIB Capital Markets plc entered into an agreement to sell their collateral management business with the intention of being replaced as investment manager to the CDO funds.

Notes to the accounts

55 Summary of relationship with the Irish Government

Since the commencement of the financial crisis in 2008, the Irish Government has taken a range of measures to stabilise the Irish banking system. This has culminated in the passing into law on 21 December 2010 of the Credit Institutions (Stabilisation) Act 2010 and the subsequent issue by the High Court of a Direction Order to AIB. Additionally, on 31 March 2011, following completion of the PCAR and PLAR assessments which took place in February/March 2011, the Central Bank published the Financial Measures Programme Report which details the outcome of its review of the capital and funding requirements of the domestic Irish Banks. At the same time, the Department of Finance announced a restructuring of the Irish banking system. Details of these measures are set out in note 69 ‘Non-adjusting events after the reporting period’. Prior to this, other measures introduced by the Irish Government included:

(i)	the Credit Institutions (Financial Support) Scheme 2008 (“CIFS Scheme”);
(ii)	the National Pension Reserve Fund Commission (“NPRFC”) investment in preference share capital;
(iii)	the Credit Institutions (Eligible Liabilities Guarantee) Schemes 2009 (“ELG Scheme”);
(iv)	National Asset Management Agency (“NAMA”);
(v)	Funding from the Central Bank of Ireland (‘Central Bank’); and
(vi)	Joint EU-IMF Programme for Ireland.

The rights and powers given to the Minister for Finance (‘the Minister’) and/or the Central Bank under the Credit Institutions (Stabilisation) Act 2010 and the High Court Direction Order are set out below. In addition, other rights and powers given to the Minister and/or the Central Bank over the operations of AIB (and other financial institutions) arising from the various stabilisation measures include:

(a)	the acquisition of shares in any other credit institution or financial institution, or the establishment of subsidiaries or the acquisition of new business or businesses which would increase the liability of the Government under the guarantee is prohibited;
(b)	certain dated subordinated debt covered by the guarantee, including the maintenance of solvency ratios during the guarantee period;
(c)	the preparation of a restructuring plan which, inter alia, assesses AIB’s viability over time; details how AIB intends to minimise and repay State aid; and sets out how AIB will limit distortion of competition caused by the receipt of State aid;
(d)	the appointment of non-executive directors to its Board (three such directors have been nominated by the Minister and appointed to the Board);
(e)	changes to the Board where the Board does not contain an appropriate balance between executive and non-executive directors;
(f)	the appointment of persons to attend all meetings of the remuneration, audit, credit and risk committees of AIB;
(g)	restructure its executive management responsibilities, strengthen its management capacity and improve its corporate governance;
(h)	declaration and payment of dividends;
(i)	restrictions in relation to directors’ and executives’ remuneration and termination payments;
(j)	buy-backs or redemptions of its shares;
(k)	the manner in which the Group extends credit to first time buyers of residential premises, small to medium enterprises (“SMEs”) and to other customers; and
(l)	restrictions over the manner in which AIB can deal with its NAMA assets.

The Central Bank, in consultation with the Minister, may impose conditions regulating the commercial conduct of AIB, having regard to capital ratios, market share and the Group’s balance sheet growth. AIB must take steps to comply with any liquidity, solvency and capital ratios that the Central Bank, following consultation with the Minister, may direct.

AIB must comply with targets set for AIB by the Central Bank, in consultation with the Minister, such as loan/deposit targets and wholesale funding/total liabilities targets. AIB may also be required to limit its exposure to certain sectors, customers or connected persons where it is in the public interest and in the interests of financial stability and the maintenance of confidence in the banking system. AIB has also agreed to consult with the Minister prior to taking any material action which may be reasonably expected to have a public interest dimension. The Group also submitted a restructuring plan to the European Commission, an unintended consequence of which involves the deferral of coupon payments on certain debt and equity instruments.

Measures of support received from the Irish Government are set out in (i) to (vi) in this section. These Irish Government measures and the ability of the European Commission to influence the future composition of the Group’s businesses, are significant factors that will influence our future results and financial condition.

55 Summary of relationship with the Irish Government (continued)

Credit Institutions (Stabilisation) Act 2010 and the High Court Direction Order to AIB

The Credit Institutions (Stabilisation) Act 2010 was passed into Irish law on 21 December 2010. The Act provides the legislative basis for the reorganisation and restructuring of the Irish banking system agreed in the joint EU/IMF Programme for Ireland (‘the Programme’). This will allow the Minister to take the actions required to bring about a domestic retail banking system that is proportionate to and focussed on the Irish economy.

The Act provides broad powers to the Minister (in consultation with the Governor of the Central Bank of Ireland) to act on financial stability grounds to effect the restructuring actions and recapitalisation measures envisaged in the Programme.

The Act applies to banks who have received financial support from the State, building societies and credit unions. Given the exceptional nature of the powers contained in the Act, the powers are time-limited and scheduled to expire on 31 December 2012. The powers provided in the Act allow the Minister to implement key aspects of the agreed Programme for bank restructuring as follows:

•	issue directions to take or prevent any actions in order to support the Government’s banking strategy;

•	transfer relevant institutions’ assets and liabilities to facilitate the restructuring of the banking sector; and

•

make subordinated liabilities orders, on a case by case basis and under particular conditions, to achieve appropriate burden sharing by subordinated creditors in relevant institutions which have received State support.

Following the implementation of the Act, the Irish Government applied to the High Court on 23 December 2010 for a Direction Order under the Act, which it received. The Direction Order directed AIB to increase its authorised share capital and to adopt amended Articles of Association to give effect to the capital increase and to issue to the National Pension Reserve Fund Commission (“NPRFC”):

(i)	675,107,845 ordinary shares of € 0.32 each at an issue price per share of € 0.3793; and
(ii)	10,489,899,564 convertible non-voting shares (the ‘CNV Shares’) of € 0.32 each at an issue price per share of € 0.3396.

This resulted in gross proceeds of € 3,818.4 million before costs of € 65.9 million and a fee amounting to € 52.5 million for cancellation of outstanding warrants held by the NPRFC under the 2009 recapitalisation.

The CNV shares rank equally with the ordinary shares, other than in respect of voting, and will be convertible into ordinary shares on a one-for-one basis at any time at the election of the holder. The CNV Shares have no voting rights until the completion of the BZWBK disposal, and thereafter the voting rights of the CNV Shares will be confined to resolutions that propose to vary or abrogate their rights or propose to wind up AIB. The NPRFC subscribed for CNV Shares instead of ordinary shares to ensure the holding of ordinary shares did not exceed 49.9% of the issued ordinary shares pending the completion of the BZWBK disposal (note 18). Following completion of the Polish disposal, the NPRFC converted its holding in CNV shares into ordinary shares on 8 April 2011 (note 69). As a result of these actions, the State now holds 92.8% of the ordinary shares of AIB. Prior to the conversion of the CNV shares, this amounted to 49.9%.

The High Court also directed AIB to apply to cancel its listing of ordinary shares on the Main Securities Market and to apply for listing on the Enterprise Securities Market (“ESM”) of the Irish Stock Exchange. This is to ensure that shareholders retain access to a public trading facility for their shares. Shareholders’ ownership of, and rights over, the existing ordinary shares will be unaffected by this move.

The High Court further directed AIB to cancel the admission of its ordinary shares to the Official List maintained by the UK Financial Services Authority and to cancel trading on the main market of the London Stock Exchange.

The High Court also directed AIB to complete the sale of its Polish interests to Banco Santander. This sale completed on 1 April 2011.

The Irish Government, by virtue of the High Court Direction Order to AIB under the Credit Institutions (Stabilisation) Act 2010, the guarantee schemes detailed in this note and the issue to the NPRFC of the € 3.5 billion preference shares is a related party to AIB (note 63).

Notes to the accounts

55 Summary of relationship with the Irish Government (continued)

Measures of support received from the Irish Government:

(i) The Credit Institutions (Financial Support) Scheme 2008

The CIFS Scheme, which expired on 29 September 2010, gave effect to the bank guarantee announced by the Irish Government on

30 September 2008. Under the CIFS Scheme, the Minister for Finance guaranteed certain types of liabilities of certain participating institutions, including AIB and certain of its subsidiaries, for a two-year period from 30 September 2008.

From the time that a participating institution joins the ELG Scheme, as outlined in section (iii), only covered liabilities of that participating institution (as defined in the CIFS Scheme) in existence or contracted for prior to that time continued to be guaranteed under the CIFS Scheme. All such then-existing covered liabilities remained guaranteed until 29 September 2010 under the CIFS Scheme. From the time that a participating institution joins the ELG Scheme, any liabilities incurred or contracted for thereafter by that participating institution may be guaranteed under the ELG Scheme only.

(ii) National Pension Reserve Fund Commission (“NPRFC”) investment in preference share capital (see also note 48)

On 13 May 2009, in implementing the Government’s recapitalisation of AIB, the Group issued: (i) € 3.5 billion of core tier 1 securities in the form of non-cumulative redeemable preference shares (the ‘2009 Preference Shares’) and (ii) 294,251,819 warrants over ordinary shares (the ‘2009 Warrants’), to the NPRFC for an aggregate subscription price of € 3.5 billion. The Government’s national pensions reserve fund, is controlled by the NPRFC and managed by the National Treasury Management Agency (“NTMA”).

2009 Preference Shares

The 2009 Preference Shares carry a fixed non cumulative dividend at a rate of 8% per annum, payable annually in arrears at the discretion of AIB. If a cash dividend is not paid, AIB must issue bonus ordinary shares to the holders of the 2009 Preference Shares by capitalising its reserves. The issue of bonus shares can be deferred by AIB, but the holders of 2009 Preference Shares will acquire voting rights at general meetings of AIB equivalent to the voting rights that would have attached to the bonus shares if they had been issued. The dividend may not be deferred beyond the date on which AIB (a) pays a cash dividend on the 2009 Preference Shares, the Perpetual Preferred Securities issued by LPI, or on the Ordinary Shares; or (b) redeems or purchases any of the 2009 Preference Shares, the Perpetual Preferred Securities issued by LPI, or Ordinary Shares. Arising from this provision, on 13 May 2010, AIB issued 198,089,847 ordinary shares of € 0.32 each, in lieu of dividends amounting to € 280 million to the NPRFC. The number of shares was computed based on the average closing share price of € 1.4135 for the 30 trading days prior to the dividend payment date of 13 May 2010. In accordance with AIB’s Articles of Association, an amount of € 63 million, equal to the nominal value of the shares issued, was transferred from the Share premium to the Ordinary share capital account (note 48).

The 2009 Preference Shares may be purchased or redeemed at the option of AIB, in whole or in part, from distributable profits and/or the proceeds of an issue of shares constituting core tier 1 capital, for the first five years after the date of issue for the subscription price of € 1.00 per share and thereafter at redemption or purchase price of 125 per cent. of the subscription price, subject at all times to the consent of the Central Bank.

The 2009 Preference Shares give the Minister for Finance the right, while any such preference shares are outstanding, to appoint directly 25 per cent. of the directors of AIB and has voting rights equal to 25 per cent. of all votes capable of being cast by shareholders on a poll at a general meeting of the Group on shareholder resolutions relating to:

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

The 2009 Warrants

In conjunction with the issue of the 2009 Preference Shares, the Group issued 294,251,819 Warrants to the NPRFC. Each warrant entitled the holder to subscribe for one ordinary share of Allied Irish Banks, p.l.c.

The 2009 Warrants were cancelled on 23 December 2010, as outlined above, for a total consideration of € 52.5 million.

55 Summary of relationship with the Irish Government (continued)

(iii) The Credit Institutions (Eligible Liabilities Guarantee) Scheme 2009

On 21 January 2010, Allied Irish Banks, p.l.c., including its international branches and subsidiaries, AIB Group (UK) p.l.c., AIB Bank (CI) Limited and Allied Irish Banks North America Inc., became participating institutions for the purposes of the Credit Institutions (Eligible Liabilities Guarantee) Scheme 2009 the (‘ELG Scheme’). The Minister stands as guarantor of all guaranteed liabilities of a participating institution.

The ELG Scheme, is intended to facilitate the ability of participating credit institutions in Ireland to issue certain debt securities and take deposits with a maturity of up to five years on debt securities issued or deposits taken between the period 21 January 2010 and 30 June 2011. The original date for periods covered for taking deposits and issuing securities was set at 29 September 2010, however, that was extended to 31 December 2010 and further extended to 30 June 2011 following approval by the European Commission.

Each AIB ELG participating institution agreed to be bound by the terms of the ELG Scheme and to indemnify the Minister against all payments which the Minister may be required to make under the ELG Scheme in respect of the liabilities of the AIB ELG participating institutions.

Eligible liabilities under the ELG Scheme comprise the following liabilities:

•	all deposits (to the extent not covered by deposit protection schemes in Ireland or in any other jurisdiction);

•	senior unsecured certificates of deposit;

•	senior unsecured commercial paper;

•	other senior unsecured bonds and notes; and

•

other forms of senior unsecured debt which may be specified by the Minister consistent with European Union State aid rules and the European Commission’s Banking Communication (2008/C 270/02) and subject to prior consultation with the European Commission, incurred by a participating institution during the period from the date it joined the ELG Scheme (i.e. 21 January 2010 in the case of AIB ELG participating institutions) up to 30 June 2011.

An eligible liability must not have a maturity in excess of five years and must be incurred during an ‘issuance window’ which is the period during which a guaranteed deposit can be made or guaranteed debt issued. The next review of the ELG Scheme by the European Commission is due to take place before 30 June 2011 although the result of any such review will not affect the status of guaranteed liabilities that are, by then, already in place. Accordingly, the ‘issuance window’ in respect of every eligible liability of a participating institution under the ELG Scheme (including retail deposits over € 100,000 for any duration up to five years and corporate and inter-bank deposits for any duration up to five years) has been extended from 31 December 2010 to 30 June 2011 so that a State guarantee is available for short and long-term liabilities issued or accepted up to 30 June 2011. On 29 September 2010, the Minister made a statutory instrument effecting an extension of the ELG Scheme to 31 December 2011, subject to six-monthly review and approval by the European Commission under EU State aid rules. Retail deposits of an amount up to € 100,000 remain outside the ELG Scheme but continue to be guaranteed indefinitely under the Deposit Guarantee Scheme.

The ELG Scheme is not a blanket guarantee. Under the terms of the ELG Scheme, a participating institution must apply to the Minister for an eligible liability or eligible liabilities issued under a programme to be guaranteed under the ELG Scheme and those eligible liabilities will only be guaranteed if the NTMA, with delegated authority from the Minister, accepts an application from a participating institution for the inclusion of the eligible liability or those eligible liabilities in the ELG Scheme.

From the time that a participating institution is designated as such under the ELG Scheme, any liabilities incurred or contracted for thereafter by that participating institution may be guaranteed under the ELG Scheme only if not already covered under the existing Deposit Guarantee Scheme. However, dated subordinated debt and asset-covered securities issued after a covered institution joined the ELG Scheme are not guaranteed under the ELG Scheme.

Participating institutions must pay a fee to the Minister in respect of each liability guaranteed under the ELG Scheme. Participating institutions will also be required to indemnify the Minister for any costs and expenses of the Minister and for any payments made by the Minister under the ELG Scheme which relate to the participating institution’s guarantee under the ELG Scheme.

The total liabilities guaranteed under the ELG Scheme amounted to € 37 billion at 31 December 2010.

Details of amounts charged in respect of the ELG Scheme are set out in note 2.

Notes to the accounts

55 Summary of relationship with the Irish Government (continued)

(iv) Participation in the National Asset Management Agency (“NAMA”)

On 7 April 2009, the Minister announced the Government’s intention to establish the National Asset Management Agency.

On 22 November 2009, the NAMA Act was enacted providing for the establishment of NAMA. The participation of AIB in the NAMA programme was approved by shareholders at an Extraordinary General Meeting held on 23 December 2009. The purposes of the NAMA Act include the restoration of stability to the banking system and the facilitation of restructuring of credit institutions of systemic importance to the Irish economy. Allied Irish Banks, p.l.c. and each of its subsidiaries was designated a participating institution under the Act on 12 February 2010. BZWBK and its subsidiaries were excluded from the designation.

AIB commenced the transfer of assets to NAMA in April 2010. The consideration for the NAMA assets acquired from AIB comprised the issue to AIB of NAMA bonds and subordinated NAMA bonds. By 31 December 2010, AIB had transferred € 18.6 billion of assets to NAMA in return for the issue to it of € 8.5 billion in nominal value of NAMA bonds (including subordinated bonds), which represented a discount of approximately 54.5 per cent. to the gross carrying value of the assets transferred. In relation to these transferred assets, AIB will continue to service them on behalf of NAMA in return for a service fee. At 31 December 2010, financial assets with a gross carrying value of € 2.3 billion remained to be transferred to NAMA under the NAMA Act. Of this amount, € 1.1 billion transferred on 4 March 2011.

On 28 November 2010, the Irish Government announced that, with regard to AIB, the previous minimum threshold of € 20 million for NAMA assets to transfer to NAMA would be removed. On 26 January 2011, the Minister introduced the NAMA (Amendment) Bill (the ‘Bill’) in the Dail (lower house of the Irish Parliament) to give effect to this change to the NAMA Programme. This Bill has yet to be passed into law.

(v) Funding from the Central Bank of Ireland

Arising from the difficulties encountered by AIB (and other Irish financial institutions) in sourcing funding during the latter half of 2010, the Central Bank of Ireland entered into a number of agreements with AIB in addition to the agreements already in place with both Allied Irish Banks, p.l.c. and AIB Mortgage Bank. See note 63 ‘Related party transactions’ for amounts drawn down from the Central Bank at 31 December 2010. These agreements are detailed below:

Facility Deed Agreement with the Central Bank of Ireland

Under this agreement, the Central Bank may make loans to AIB which are guaranteed by the Minister. AIB in turn, has agreed to indemnify the Minister against any payment the Minister makes in relation to the guarantee. This agreement is next due for renewal in May 2011.

Mortgage Backed Promissory Notes - Allied Irish Banks, p.l.c.

Allied Irish Banks, p.l.c. (“AIB”) and the Central Bank have entered into a Framework Agreement in respect of the issue of Mortgage Backed Promissory Notes (“MBPN”). Under the terms of this agreement, the Central Bank may advance funds to AIB on foot of one or more MBPNs issued by AIB.

Master Loan Repurchase Deed

AIB and the Central Bank have entered into a Master Loan Repurchase Deed. Under this agreement, AIB agreed to sell to the Central Bank certain loans together with their related security with a simultaneous agreement by the Central Bank to sell to AIB equivalent loan assets on a certain future date.

Mortgage Backed Promissory Notes - AIB Mortgage Bank

AIB Mortgage Bank (“AIBMB”) has entered into a framework agreement with the Central Bank in respect of the issue of Mortgage Backed Promissory Notes. Under the terms of this agreement, obligations are secured by way of a first floating charge to the Central Bank over all its right, title, interest and benefit, in loans and receivables to customers.

Other funding from the Central Bank of Ireland

The Group also has funding from the Central Bank through ECB Monetary Policy Operation Sale and Repurchase Agreements. This funding amounted to € 25.2 billion at 31 December 2010. These agreements were for maturities of between 7 days and 3 months, with a current interest rate of 1% in all cases. These facilities mature on dates between 5 January 2011 and 31 March 2011.

55 Summary of relationship with the Irish Government (continued)

(vi) Joint EU-IMF Programme for Ireland

On 28 November 2010, the Irish Government agreed in principle to the provision of € 85 billion of financial support to Ireland through the European Union (“EU”) and the International Monetary Fund (“IMF”). The Irish Government will contribute € 17.5 billion from the NPRFC and other domestic cash resources which means that the extent of external assistance will be reduced to € 67.5 billion.

The purpose of the financial support is to return the economy to sustainable growth and to ensure a properly functioning healthy banking system. Up to € 35 billion of the support is earmarked for the banking system, € 10 billion for immediate recapitalisation and the remaining € 25 billion will be provided on a contingency basis.

The programme of support by the EU and IMF has two parts - the first part deals with bank restructuring and reorganisation and the second part deals with fiscal policy and structural reform.

On the 31 March 2011 the Central Bank of Ireland published the Financial Measures Programme Report which details the outcome of its review of the capital and funding requirements of the domestic Irish banks. In total, the Irish banking sector will need to raise € 24 billion in order to remain above the new minimum capital target of 10.5% core tier 1 in a base scenario and 6% core tier 1 in a stress scenario. The € 24 billion also includes a buffer above these ratios of € 5.3 billion. Following this announcement, AIB is required to raise € 13.3 billion in capital (€ 10.5 billion plus a € 2.8 billion capital buffer of which € 1.4 billion is contingent capital). This latest assessment of the capital requirements of the banks subsumes all previous capital assessments.

In addition, the Central Bank also announced liquidity requirements for all banks, including AIB of a target loan to deposit target ratio of 122.5% by 2013. This target is to be achieved by disposal of non-core assets and run-off of assets currently on the statement of financial position.

The Financial Measures Programme aims to place the Irish banking system in a position where it can fund itself and raise capital without undue reliance on the Irish or European public sectors, through a process of recapitalisation, deleveraging and reorganisation. The Financial Measures Programme implements the Central Bank’s obligations under the agreement between the Irish State and the IMF, ECB and European Commission. It involved:

•

an independent loan loss assessment exercise performed by BlackRock Solutions (BlackRock), the results of which have provided the basis for the calculation of capital requirements and informed the calculation of capital requirements under the Prudential Capital Assessment Review (“PCAR”);

•

the PCAR 2011, an annual stress test of the capital resources of the domestic banks under a given stress scenario, undertaken in order to calculate the cost of recapitalisation necessary to meet Central Bank imposed requirements;

•

the Prudential Liquidity Assessment Review (“PLAR”) 2011, which establishes targets for banks participating in the PCAR in order to reduce the leverage of the banking system, reduce banks’ reliance on short-term, largely central bank funding, and ensure convergence to Basel III liquidity standards over time.

Completing these exercises in an integrated approach has allowed the Central Bank to model both balance sheet and profit and loss dynamics in a transparent and prudent manner offering robust reassurance to the market that the resulting capital requirements are soundly based on a credible stress model. This prudent conservative approach has been achieved by: applying BlackRock’s estimated loan losses derived from an assessment of intrinsic loan value; using a prudent target capital ratio; applying a three year assessment period; and applying an additional prudential buffer.

Notes to the accounts

55 Summary of relationship with the Irish Government (continued)

(vii) AIB restructuring plan

In November 2009, AIB submitted a restructuring plan to the Irish Government in compliance with the European Commission Decision on State aid N241/2009—Ireland—€ 3.5 billion recapitalisation of AIB by the Irish State of 13 May 2009. In April 2010, AIB submitted a revised restructuring plan to the Irish Government.

Following the € 3.7 billion recapitalisation by the Irish State through the NPRFC investment that took place on 23 December 2010 there is now a requirement to submit a new restructuring plan. The new restructuring plan will be prepared in accordance with the European Commission Decision on State aid and will require approval by the European Commission. The criteria and specific circumstances which trigger the obligation to present a restructuring plan refer, in particular, but not exclusively, to where a distressed bank has been recapitalised by the State and where the recapitalisation exceeds 2% of the bank’s risk weighted assets. In this regard, the total amount of € 7.2 billion recapitalisation to the end of 2010 was in excess of 2% of AIB’s risk weighted assets.

On 31 March 2011, following completion of PCAR and PLAR, the Central Bank of Ireland has identified a requirement for € 13.3 billion of additional capital for AIB, which will be provided mainly by the State. This will result in additional State aid, which will be incorporated into the new restructuring plan.

The European Commission is likely to require AIB to undertake structural and behavioural measures, including measures to support the development of competition in the Irish market.

(viii) Deferral of coupon payments

During 2009, the European Commission (“EC”) indicated that, in line with its policy and pending its assessment of the Group restructuring plan, the Group should not make coupon payments on its tier 1 and tier 2 capital instruments unless under a binding legal obligation to do so.

The Group agreed to this request by the EC and resolved that under the terms of the Stg£ 350 million Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities of AIB UK 3 LP which has the benefit of a subordinated guarantee of AIB (‘the LP 3 Preferred Securities’) that the non-cumulative distribution on these securities, which otherwise would have been paid on 14 December 2009, would not be paid.

The effect of this decision by the Group was to trigger the ‘Dividend Stopper’ provisions of the LP 3 Preferred Securities, which precluded the Group for a period of one calendar year from and including 14 December 2009, from declaring and paying any distribution or dividend on its ‘Junior Share Capital’, an expression which, at that time, comprised the Group’s ordinary shares (‘the Ordinary Shares’) and the Irish Government € 3.5 billion preference shares (‘the Preference Shares’) issued on 13 May 2009 to the NPRFC (this also now includes the CNV Shares issued to the NPRFC on 23 December 2010). The Group was similarly precluded, for the same period of time, from declaring and paying any distribution or dividend (or, where applicable, is bound to procure that no distribution or dividend is declared or paid) on any ‘Parity Security’, an expression which at the moment, comprises the Group’s 7.5% Step-up Callable Perpetual Reserve Capital Instruments (“the RCIs”) on which an annual Coupon Payment was due on 28 February 2010, the Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities issued by AIB UK I LP (‘the LP 1 Preferred Securities’) on which an annual non-cumulative distribution was due on 17 December 2009 and the Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities issued by AIB UK 2 LP (‘the LP 2 Preferred Securities’) on which an annual non-cumulative distribution would otherwise be due on 16 June 2010. Arising from the above, AIB did not pay a dividend on its 2009 Preference Shares, and therefore issued 198,089,847 ordinary shares to the NPRFC on the 13 May 2010. This is outlined more fully under ‘2009 Preference Shares’ of this note.

No distributions were made during 2010 on any of the instruments set out above. Since the coupon on the LP 3 securities was again not paid on 14 December 2010, this triggered the ‘Dividend Stopper’ provisions for one further year.

Were the Dividend Stopper to remain in force, the Group would be precluded from paying the dividend due on the Preference Shares on 13 May 2011. Under these circumstances, in accordance with the terms of the Preference Shares, the NPRFC would become entitled to be issued, at a date in the future, a number of ordinary shares related to the cash amount of the dividend that would otherwise have been payable.

56 Fair value of financial instruments

The term ‘financial instruments’ includes both financial assets and financial liabilities. The fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The Group’s accounting policy for the determination of fair value of financial instruments is set out in accounting policy number 16.

Readers of these financial statements are advised to use caution when using the data in the following table to evaluate the Group’s financial position or to make comparisons with other institutions. Fair value information is not provided for items that do not meet the definition of a financial instrument. These items include intangible assets such as the value of the branch network and the long-term relationships with depositors, premises and equipment and shareholders’ equity. These items are material and accordingly, the fair value information presented does not purport to represent, nor should it be construed to represent, the underlying value of the Group as a going concern at 31 December 2010.

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

		31 December 2010		31 December 2009
	Notes	Carrying amount € m	Fair value € m	Carrying amount € m	Fair value € m
Financial assets
Cash and balances at central banks	b	3,686	3,686	4,382	4,382
Items in course of collection	b	273	273	251	251
Financial assets held for sale to NAMA	a,c	1,937	908	19,212	16,362
Trading portfolio financial assets	a	33	33	296	296
Derivative financial instruments	a	3,315	3,315	6,071	6,071
Loans and receivables to banks	d	2,943	2,943	9,093	9,093
Loans and receivables to customers	e	86,350	77,376	103,341	100,465
NAMA senior bonds	k	7,869	7,834	—	—
Financial investments available for sale	a	20,825	20,825	25,336	25,336
Financial investments held to maturity	f	—	—	1,586	1,606
Fair value hedged asset positions	g	5	—	6	—
Disposal groups and non-current assets held for sale, net of liabilities	j	2,346	3,159	—	—

Financial liabilities
Deposits by central banks and banks	h	49,869	49,869	33,333	33,328
Customer accounts	h	52,389	52,591	83,953	84,136
Financial liabilities held for sale to NAMA	a	—	—	3	3
Trading portfolio financial liabilities	a	—	—	23	23
Derivative financial instruments	a	3,020	3,020	5,520	5,520
Debt securities in issue	i	15,664	13,362	30,654	30,922
Subordinated liabilities and other capital instruments	i	4,331	1,163	4,586	3,469
Fair value hedged liability positions	g	407	—	338	—

Notes

Financial instruments recorded at fair value in the financial statements

(a)	Financial instruments reported at fair value include trading portfolio financial assets and financial liabilities, derivative financial instruments and financial investments available for sale. The fair value of trading and available for sale debt securities, together with quoted equity shares are based on quoted prices or bid/offer quotations sourced from external securities dealers, where these are available on an active market. Where securities and derivatives are traded on an exchange, the fair value is based on prices from the exchange. The fair value of unquoted equity shares, debt securities not quoted in an active market, and over-the-counter derivative financial instruments is calculated using valuation techniques, as described in accounting policy number 16. Our valuation techniques for derivatives do not currently include an adjustment attributable to our own credit risk, as we concluded that such an adjustment was not appropriate given credit enhancements such as posted collateral and based on our experience in the market of transacting at market prices.

Notes to the accounts

56 Fair value of financial instruments (continued)

Financial instruments with fair value information presented separately in the notes to the financial statements

(b)	The fair value of these financial instruments is considered equal to the carrying value. These instruments are either carried at market value or have minimal credit losses.
(c)	The financial assets held for sale to NAMA are measured on the same basis in the statement of financial position as prior to their classification as held for sale. In 2009, the Minister provided guidance that an average industry discount of 30% to the gross value of the NAMA assets had been estimated, therefore, the fair value in the table for 2009 was based on this discount of 30% to gross value. However, at 31 December 2010, it was deemed unavoidable that the remaining NAMA assets would transfer at a discount of approximately 60% to their gross carrying value (note 46). Accordingly, it is considered appropriate to use this discount in determining a fair value for the remaining NAMA assets.
(d)	The fair value of loans and receivables to banks are estimated using discounted cash flows applying either market rates, where practicable, or rates currently offered by other financial institutions for placings with similar characteristics.
(e)	The Group provides lending facilities of varying rates and maturities to corporate and personal customers. Valuation techniques are used in estimating the fair value of loans, primarily using discounted cash flows, applying market rates where practicable. The fair value of fixed rate loans is calculated by discounting expected cash flows using discount rates that reflect the credit and interest rate risk in the portfolio. In addition to the assumptions set out above under valuation techniques, regarding cash flows and discount rates, a key assumption for the loans and receivables is that the carrying amount of variable rate loans approximates to market value where there was no significant change in the credit risk of the borrower. In deriving a fair value, the adjustment for credit risk took into account the average of the Group’s own base case and stress case forecast provisions and losses for the period 2011-2013.
(f)	The fair value of financial instruments held to maturity is based on quoted market prices.
(g)	The fair value of the hedged asset and liability positions are included in the fair value of the relevant assets and liabilities being hedged.
(h)	The fair value of current accounts and deposit liabilities which are repayable on demand, or which re-price frequently, approximates to their book value. The fair value of all other deposits and other borrowings is estimated using discounted cash flows applying either market rates, where applicable, or interest rates currently offered by the Group.
(i)	The estimated fair value of subordinated liabilities and other capital instruments, and debt securities in issue, is based on quoted prices where available, or where these are unavailable, are estimated using valuation techniques using observable market data.
(j)	The carrying value of disposal groups and non-current assets held for sale is disclosed in this table net of liabilities. The consideration to be received for BZWBK has been used as an approximate fair value for the disposal group which is classified as a discontinued operation. The fair value of the investment in AmCredit has also been included. The fair value of certain other assets within disposal groups and non-current assets held for sale has not been included, as these are not financial assets.
(k)	The fair value of the NAMA senior bonds has been estimated using a valuation technique since there in no active market for these bonds. The valuation technique required an increased use of management judgement which included, but was not limited to, evaluating available market information, determining the cashflows generated by the instruments, identifying a risk free discount rate and applying an appropriate credit spread.

Commitments pertaining to credit-related instruments

Details of the various credit-related commitments entered into by the Group and other off-balance sheet financial guarantees are included in note 53. Fees for these instruments may be billed in advance or in arrears on an annual, quarterly or monthly basis. In addition, the fees charged vary on the basis of instrument type and associated credit risk. As a result, it is not considered practicable to estimate the fair value of these instruments because each customer relationship would have to be separately evaluated.

56 Fair value of financial instruments (continued)

Fair value hierarchy

The following tables set out, by financial instrument measured at fair value, the valuation methodologies(1) adopted in the financial statements as at 31 December 2010 and as at 31 December 2009.

		2010
Group		Level 1 € m	Level 2 € m	Level 3 € m	Total € m
Financial assets
Derivative financial instruments held for sale to NAMA		—	15	—	15
Trading portfolio financial assets		23	10	—	33
Derivative financial instruments		—	3,315	—	3,315
Financial investments available for sale	- debt securities	18,395	2,104	12	20,511
	- equity securities	37	14	263	314

		18,455	5,458	275	24,188

Financial liabilities
Derivative financial instruments		2	2,896	122	3,020

		2	2,896	122	3,020

		2009
Group		Level 1 € m	Level 2 € m	Level 3 € m	Total € m
Financial assets
Derivative financial instruments held for sale to NAMA		—	125	—	125
Trading portfolio financial assets		288	—	8	296
Derivative financial instruments		—	6,063	8	6,071
Financial investments available for sale	- debt securities	12,429	9,754	2,826	25,009
	- equity securities	53	33	241	327

		12,770	15,975	3,083	31,828

Financial liabilities
Derivative financial instruments held for sale to NAMA		—	3	—	3
Trading portfolio financial liabilities		23	—	—	23
Derivative financial instruments		—	5,513	7	5,520

		23	5,516	7	5,546

(1)	Valuation methodologies in the fair value hierarchy:
(a)	quoted market prices (unadjusted) - Level 1;
(b)	valuation techniques which use observable market data - Level 2; and
(c)	valuation techniques which use unobservable market data - Level 3.

Notes to the accounts

56 Fair value of financial instruments (continued)

Significant transfers between Level 1 and Level 2

	2010
	Financial assets
Group	Trading portfolio € m	Debt securities € m	Total € m
Transfer into Level 1 from Level 2	—	4,929	4,929
Transfer into Level 2 from Level 1	9	231	240

Transfers into Level 1 from Level 2 occurred due to increased availability of reliable quoted market prices which were not previously available.

Reconciliation of balances in Level 3 of the fair value hierarchy

The following table shows a reconciliation from the beginning balances to the ending balances for fair value measurements in Level 3 of the fair value hierarchy:

	2010
	Financial assets						Financial liabilities
			AFS
Group	Trading portfolio € m	Derivatives € m	Debt securities € m		Equity securities € m	Total € m	Derivatives € m	Total € m
At 1 January 2010	8	8	2,826		241	3,083	7	7
Reclassified to disposal groups and non-current assets held for sale	—	(8)	(20)		(157)	(185)	(7)	(7)
Reclassification between categories	(8)	—	(7,869	)(1)	8	(7,869)	—	—
Transfers into Level 3	—	—	—		43	43	127	127
Transfers out of Level 3	—	—	(2,794)		(21)	(2,815)	—	—
Total gains or losses in:
- Profit or loss	—	—	5		(13)	(8)	50	50
- Other comprehensive income	—	—	—		(53)	(53)	—	—
NAMA senior bonds/subordinated bonds	—	—	7,864		220	8,084	—	—
Purchases	—	—	—		9	9	—	—
Sales	—	—	—		(14)	(14)	—	—
Settlements	—	—	—		—	—	(55)	(55)

At 31 December 2010	—	—	12		263	275	122	122

(1)	NAMA senior bonds were designated at initial recognition as financial investments available for sale.

At 31 December 2010, NAMA senior bonds were reclassified to loans and receivables. These bonds were reclassified because of the nature of the bonds and the fact that AIB has the ability and intention to hold them to maturity.

Transfers into Level 3 occurred because the market prices for these instruments became unobservable.

Transfers out of Level 3 occurred because of increased observability in the market prices of these instruments.

Losses included in profit or loss for the period in the above tables are presented in the income statement and are recognised as:

Group
2010 € m
Net trading income	(42)
Other	(16)

Total	(58)

Losses for the period included in the income statement relating to financial assets and liabilities held at the end of the reporting period:

Group
2010 € m
Net trading income	(8)
Other	—

Total	(8)

56 Fair value of financial instruments (continued)

Reconciliation of balances in Level 3 of the fair value hierarchy:

The following table shows a reconciliation from the beginning balances to the ending balances for fair value measurements in Level 3 of the fair value hierarchy.

	2009
	Financial assets					Financial liabilities
			AFS		Total € m
Group	Trading portfolio € m	Derivatives € m	Debt securities € m	Equity securities € m		Derivatives € m	Total € m
At 1 January 2009	10	—	3,581	228	3,819	—	—
Transfers into Level 3	—	63	173	22	258	15	15
Total gains or losses
- in profit or loss	(2)	(42)	—	(4)	(48)	(6)	(6)
- in other comprehensive income	—	—	(113)	(7)	(120)	—	—
Purchases	—	—	18	3	21	—	—
Sales	—	—	—	(1)	(1)	—	—
Settlements	—	(13)	(833)	—	(846)	(2)	(2)

At 31 December 2009	8	8	2,826	241	3,083	7	7

Transfers into Level 3 occurred because the market prices for these instruments became unobservable.

Losses included in profit or loss for the period in the above tables are presented in the income statement and are recognised as:

Group
2009 € m
Net trading income	(38)
Other	(4)

Total	(42)

Losses for the period included in the income statement relating to financial assets and liabilities held at the end of the reporting period:

Group
2009 € m
Net trading income	(2)
Other	(3)

Total	(5)

Notes to the accounts

56 Fair value of financial instruments (continued)

Sensitivity of Level 3 measurements

The implementation of valuation techniques involves a considerable degree of judgement. While the Group believes its estimates of fair value are appropriate, the use of different measurements or assumptions could lead to different fair values. The following table sets out the impact of using reasonably possible alternative assumptions, including the impact of changing credit spread assumptions for debt securities.

		2010
		Level 3
		Effect on income statement		Effect on other comprehensive income
		Favourable	Unfavourable	Favourable	Unfavourable
Group		€ m	€ m	€ m	€ m
Classes of financial assets
Trading portfolio financial assets		—	—	—	—
Financial investments available for sale	- debt securities	—	—	—	—
	- equity securities	—	(3)	165	(106)

Total		—	(3)	165	(106)

Classes of financial liabilities
Derivative financial instruments		28	(28)	—	—

Total		28	(28)	—	—

		2009
		Level 3
		Effect on income statement		Effect on other comprehensive income
		Favourable	Unfavourable	Favourable	Unfavourable
Group		€ m	€ m	€ m	€ m
Classes of financial assets
Trading portfolio financial assets		—	(2)	—	—
Financial investments available for sale	- debt securities	—	—	272	(470)
	- equity securities	—	(2)	4	—

Total		—	(4)	276	(470)

Day 1 gain or loss:

No difference existed between the fair value at initial recognition of financial instruments and the amount that was determined at that date using a valuation technique incorporating significant unobservable data.

57 Classification and measurement of financial assets and financial liabilities

	2010(1)
	At fair value through profit and loss		At fair value through equity		At amortised cost			Total
Group	Held for trading € m	Fair value hedge derivatives € m	Cashflow hedge derivatives € m	Available for sale securities € m	Loans and receivables € m	Other € m		€ m
Financial assets
Cash and balances at central banks	—	—	—	—	3,080	606	(2)	3,686
Items in the course of collection	—	—	—	—	273	—		273
Financial assets held for sale to NAMA	15	—	—	—	1,919	3		1,937
Trading portfolio financial assets	33	—	—	—	—	—		33
Derivative financial instruments	1,876	620	819	—	—	—		3,315
Loans and receivables to banks	—	—	—	—	2,943	—		2,943
Loans and receivables to customers	—	—	—	—	86,350	—		86,350
NAMA senior bonds	—	—	—	—	7,869	—		7,869
Financial investments available for sale	—	—	—	20,825	—	—		20,825
Other financial assets	—	—	—	—	—	577		577

	1,924	620	819	20,825	102,434	1,186		127,808

Financial liabilities
Deposits by central banks and banks	—	—	—	—	—	49,869		49,869
Customer accounts	—	—	—	—	—	52,389		52,389
Derivative financial instruments	2,239	471	310	—	—	—		3,020
Debt securities in issue	—	—	—	—	—	15,664		15,664
Subordinated liabilities and other capital instruments	—	—	—	—	—	4,331		4,331
Other financial liabilities	—	—	—	—	—	922		922

	2,239	471	310	—	—	123,175		126,195

(1)	Disposal groups and non-current assets held for sale have been excluded from this note. The classification and measurement for this group is set out in Accounting policy 23.
(2)	Comprises cash on hand.

Notes to the accounts

57 Classification and measurement of financial assets and financial liabilities (continued)

	2009
	At fair value through profit and loss		At fair value through equity		At amortised cost				Total
Group	Held for trading € m	Fair value hedge derivatives € m	Cashflow hedge derivatives € m	Available for sale securities € m	Loans and receivables € m	Held to maturity € m	Other € m		€ m
Financial assets
Cash and balances at central banks	—	—	—	—	3,564	—	818	(1)	4,382
Items in the course of collection	—	—	—	—	251	—	—		251
Financial assets held for sale to NAMA	125	—	—	—	19,030	—	57		19,212
Trading portfolio financial assets	296	—	—	—	—	—	—		296
Derivative financial instruments	4,634	526	911	—	—	—	—		6,071
Loans and receivables to banks	—	—	—	—	9,093	—	—		9,093
Loans and receivables to customers	—	—	—	—	103,341	—	—		103,341
Financial investments available for sale	—	—	—	25,336	—	—	—		25,336
Financial investments held to maturity	—	—	—	—	—	1,586	—		1,586
Other financial assets	—	—	—	—	—	—	664		664

	5,055	526	911	25,336	135,279	1,586	1,539		170,232

Financial liabilities
Deposits by central banks and banks	—	—	—	—	—	—	33,333		33,333
Customer accounts	—	—	—	—	—	—	83,953		83,953
Financial liabilities held for sale to NAMA	3	—	—	—	—	—	—		3
Trading portfolio financial liabilities	23	—	—	—	—	—	—		23
Derivative financial instruments	4,860	393	267	—	—	—	—		5,520
Debt securities in issue	—	—	—	—	—	—	30,654		30,654
Subordinated liabilities and other capital instruments	—	—	—	—	—	—	4,586		4,586
Other financial liabilities	—	—	—	—	—	—	2,193		2,193

	4,886	393	267	—	—	—	154,719		160,265

(1)	Comprises cash on hand.

58 Interest rate sensitivity

The net interest rate sensitivity of the Group at 31 December 2010, 2009, 2008, 2007 and 2006 is illustrated in the following tables. The tables set out details of those assets and liabilities whose values are subject to change as interest rates change within each contractual repricing time period. Details regarding assets and liabilities which are not sensitive to interest rate movements are included within non-interest bearing or trading captions. The tables show the sensitivity of the statement of financial position at one point in time and are not necessarily indicative of positions at other dates. In developing the classifications used in the tables it has been necessary to make certain assumptions and approximations in assigning assets and liabilities to different repricing categories.

The fair value of derivative financial instruments is included within other assets and other liabilities as interest rate insensitive. However, some derivative instruments are derived from interest sensitive financial instruments, and are shown separately below each year’s table. Continuing operations are shown within the various time periods. However, assets and liabilities of ‘Disposal groups and non-current assets held for sale’ have been shown as interest rate insensitive since the sale of a substantial element of these, (BZWBK), has been agreed.

Non-interest bearing amounts relating to financial assets held for sale to NAMA, loans and receivables to banks and loans and receivables to customers include provisions for impairment. Prior periods have been amended to reflect this.

58 Interest rate sensitivity (continued)

	2010
	0<1 Month € m	1<3 Months € m	3<12 Months € m	1<2 Years € m	2<3 Years € m	3<4 Years € m	4<5 Years € m	5 years + € m	Non-interest bearing € m	Trading € m	Total € m
Assets
Financial assets held for sale to NAMA	1,233	950	36	1	20	7	—	1	(326)	15	1,937
Disposal groups and non-current assets held for sale	—	—	—	—	—	—	—	—	13,911	—	13,911
Trading portfolio financial assets	—	—	—	—	—	—	—	—	—	33	33
Loans and receivables to banks	2,558	2	1	—	—	—	—	—	382	—	2,943
Loans and receivables to customers	66,825	10,620	3,811	2,230	1,822	952	850	6,488	(7,248)	—	86,350
NAMA senior bonds	—	7,869	—	—	—	—	—	—	—	—	7,869
Financial investments available for sale	3,585	4,260	2,041	1,944	1,013	2,369	813	4,486	314	—	20,825
Other assets	3,086	—	—	—	—	—	—	—	6,391	1,877	11,354

Total assets	77,287	23,701	5,889	4,175	2,855	3,328	1,663	10,975	13,424	1,925	145,222

Liabilities
Disposal groups classified as held for sale	—	—	—	—	—	—	—	—	11,548	—	11,548
Deposits by central banks and banks	40,578	9,143	148	—	—	—	—	—	—	—	49,869
Customer accounts	31,851	5,783	6,273	789	396	374	343	316	6,264	—	52,389
Debt securities in issue	1,973	4,249	835	1,272	2,820	750	2,000	1,765	—	—	15,664
Subordinated liabilities & capital instruments	376	242	—	—	—	—	68	3,645	—	—	4,331
Other liabilities	—	—	—	—	—	—	—	—	5,523	2,239	7,762
Shareholders’ equity	—	—	—	—	—	—	—	—	3,659	—	3,659

Total liabilities and shareholders’ equity	74,778	19,417	7,256	2,061	3,216	1,124	2,411	5,726	26,994	2,239	145,222

Derivatives affecting interest rate sensitivity	5,934	9,758	(10,553)	(661)	(2,563)	1,156	(919)	(2,152)	—	—	—

Interest sensitivity gap	(3,425)	(5,474)	9,186	2,775	2,202	1,048	171	7,401	(13,570)	(314)
Cumulative interest sensitivity gap	(3,425)	(8,899)	287	3,062	5,264	6,312	6,483	13,884	314	—

	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m
Interest sensitivity gap	(10,413)	(5,143)	7,716	2,326	1,863	913	147	5,693	(5,041)	(227)
Cumulative interest sensitivity gap	(10,413)	(15,556)	(7,840)	(5,514)	(3,651)	(2,738)	(2,591)	3,102	(1,939)	(2,166)

(in euro equivalents)	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m
Interest sensitivity gap	972	(479)	255	(244)	78	24	6	64	(875)	(89)
Cumulative interest sensitivity gap	972	493	748	504	582	606	612	676	(199)	(288)

(in euro equivalents)	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m
Interest sensitivity gap	5,845	(71)	1,011	665	229	92	2	1,617	(8,649)	26
Cumulative interest sensitivity gap	5,845	5,774	6,785	7,450	7,679	7,771	7,773	9,390	741	767

(in euro equivalents)	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m
Interest sensitivity gap	16	—	—	—	—	—	—	—	586	(158)
Cumulative interest sensitivity gap	16	16	16	16	16	16	16	16	602	444

Notes to the accounts

58 Interest rate sensitivity (continued)

	2009
	0<1 Month € m	1<3 Months € m	3<12 Months € m	1<2 Years € m	2<3 Years € m	3<4 Years € m	4<5 Years € m	5 years + € m	Non-interest bearing € m	Trading € m	Total € m
Assets
Financial assets held for sale to NAMA	12,969	9,669	133	129	41	47	44	163	(4,108)	125	19,212
Trading portfolio financial assets	—	—	—	—	—	—	—	—	—	296	296
Loans and receivables to banks	8,218	508	2	—	—	—	—	—	365	—	9,093
Loans and receivables to customers	73,705	16,520	4,430	2,594	2,114	1,435	903	4,627	(2,987)	—	103,341
Financial investments available for sale	5,423	6,485	1,980	3,153	1,932	534	1,104	4,398	327	—	25,336
Financial investments held to maturity	—	77	1,509	—	—	—	—	—	—	—	1,586
Other assets	3,569	—	—	—	—	—	—	—	7,247	4,634	15,450

Total assets	103,884	33,259	8,054	5,876	4,087	2,016	2,051	9,188	844	5,055	174,314

Liabilities
Financial liabilities held for sale to NAMA	—	—	—	—	—	—	—	—	—	3	3
Deposits by central banks and banks	13,522	11,813	7,990	8	—	—	—	—	—	—	33,333
Customer accounts	52,322	12,865	9,263	548	429	339	341	163	7,683	—	83,953
Trading portfolio financial liabilities	—	—	—	—	—	—	—	—	—	23	23
Debt securities in issue	9,047	9,891	7,191	39	1,000	1,000	746	1,740	—	—	30,654
Subordinated liabilities & capital instruments	846	454	—	—	—	—	—	3,286	—	—	4,586
Other liabilities	—	—	—	—	—	—	—	—	6,193	4,860	11,053
Shareholders’ equity	—	—	—	—	—	—	—	—	10,709	—	10,709

Total liabilities and shareholders’ equity	75,737	35,023	24,444	595	1,429	1,339	1,087	5,189	24,585	4,886	174,314

Derivatives affecting interest rate sensitivity	11,917	9,771	(16,873)	309	(744)	(1,660)	(34)	(2,686)	—	—	—

Interest sensitivity gap	16,230	(11,535)	483	4,972	3,402	2,337	998	6,685	(23,741)	169
Cumulative interest sensitivity gap	16,230	4,695	5,178	10,150	13,552	15,889	16,887	23,572	(169)	—

	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m
Interest sensitivity gap	16,672	(12,369)	(1,066)	4,110	2,779	1,962	872	5,729	(17,356)	(1,251)
Cumulative interest sensitivity gap	16,672	4,303	3,237	7,347	10,126	12,088	12,960	18,689	1,333	82

(in euro equivalents)	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m
Interest sensitivity gap	(5,051)	(2,258)	(10)	235	33	75	43	80	(734)	(88)
Cumulative interest sensitivity gap	(5,051)	(7,309)	(7,319)	(7,084)	(7,051)	(6,976)	(6,933)	(6,853)	(7,587)	(7,675)

(in euro equivalents)	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m
Interest sensitivity gap	6,283	3,746	445	325	289	144	(3)	819	(5,398)	55
Cumulative interest sensitivity gap	6,283	10,029	10,474	10,799	11,088	11,232	11,229	12,048	6,650	6,705

(in euro equivalents)	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m
Interest sensitivity gap	(2,039)	(906)	1,426	241	250	102	70	23	(363)	991
Cumulative interest sensitivity gap	(2,039)	(2,945)	(1,519)	(1,278)	(1,028)	(926)	(856)	(833)	(1,196)	(205)

58 Interest rate sensitivity (continued)

	2008
	0<1 Month € m	1<3 Months € m	3<12 Months € m	1<2 Years € m	2<3 Years € m	3<4 Years € m	4<5 Years € m	5 years + € m	Non-interest bearing € m	Trading € m	Total € m
Assets
Trading portfolio financial assets	—	—	—	—	—	—	—	—	—	401	401
Loans and receivables to banks	5,691	263	—	—	—	—	—	126	186	—	6,266
Loans and receivables to customers	90,038	22,164	7,037	3,096	2,175	1,871	1,562	3,838	(2,292)	—	129,489
Financial investments available for sale	6,857	7,589	2,043	1,549	3,349	1,123	977	5,250	287	—	29,024
Financial investments held to maturity	—	76	1,423	—	—	—	—	—	—	—	1,499
Other assets	1,565	—	—	—	—	—	—	—	8,492	5,438	15,495

Total assets	104,151	30,092	10,503	4,645	5,524	2,994	2,539	9,214	6,673	5,839	182,174

Liabilities
Deposits by central banks and banks	16,013	7,491	1,843	74	9	—	—	—	148	—	25,578
Customer accounts	57,723	14,347	10,610	731	486	384	331	354	7,638	—	92,604
Trading portfolio financial liabilities	—	—	—	—	—	—	—	—	—	111	111
Debt securities in issue	12,401	13,916	4,674	4,098	41	4	1,000	1,680	—	—	37,814
Subordinated liabilities and other capital instruments	858	400	200	—	—	—	—	3,068	—	—	4,526
Other liabilities	—	—	—	—	—	—	—	—	7,129	5,443	12,572
Shareholders’ equity	—	—	—	—	—	—	—	—	8,969	—	8,969

Total liabilities and shareholders’ equity	86,995	36,154	17,327	4,903	536	388	1,331	5,102	23,884	5,554	182,174

Derivative financial instruments affecting interest rate sensitivity	4,706	9,096	(8,151)	(2,303)	(462)	(42)	37	(2,881)	—	—	—

Interest sensitivity gap	12,450	(15,158)	1,327	2,045	5,450	2,648	1,171	6,993	(17,211)	285
Cumulative interest sensitivity gap	12,450	(2,708)	(1,381)	664	6,114	8,762	9,933	16,926	(285)	—

	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m
Interest sensitivity gap	20,835	(7,202)	1,258	1,108	3,362	1,781	379	5,814	(14,526)	(426)
Cumulative interest sensitivity gap	20,835	13,633	14,891	15,999	19,361	21,142	21,521	27,335	12,809	12,383

(in euro equivalents)	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m
Interest sensitivity gap	(8,454)	(4,710)	(2,033)	411	421	195	232	478	667	(3)
Cumulative interest sensitivity gap	(8,454)	(13,164)	(15,197)	(14,786)	(14,365)	(14,170)	(13,938)	(13,460)	(12,793)	(12,796)

(in euro equivalents)	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m
Interest sensitivity gap	3,167	(2,935)	(267)	339	1,388	556	444	1,086	(4,153)	430
Cumulative interest sensitivity gap	3,167	232	(35)	304	1,692	2,248	2,692	3,778	(375)	55

(in euro equivalents)	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m
Interest sensitivity gap	(3,545)	(741)	2,155	130	109	69	60	(457)	562	229
Cumulative interest sensitivity gap	(3,545)	(4,286)	(2,131)	(2,001)	(1,892)	(1,823)	(1,763)	(2,220)	(1,658)	(1,429)

Notes to the accounts

58 Interest rate sensitivity (continued)

	2007
	0<1 Month € m	1<3 Months € m	3<12 Months € m	1<2 Years € m	2<3 Years € m	3<4 Years € m	4<5 Years € m	5 years + € m	Non-interest bearing € m	Trading € m	Total € m
Assets
Trading portfolio financial assets	—	—	—	—	—	—	—	—	—	8,256	8,256
Loans and receivables to banks	8,647	476	83	—	—	—	—	117	142	—	9,465
Loans and receivables to customers	87,871	17,226	9,336	3,019	2,006	1,603	2,123	5,161	(742)	—	127,603
Financial investments available for sale	5,351	1,923	4,305	1,532	1,985	1,330	1,136	3,077	345	—	20,984
Other assets	—	—	—	—	—	—	—	—	7,624	3,956	11,580

Total assets	101,869	19,625	13,724	4,551	3,991	2,933	3,259	8,355	7,369	12,212	177,888

Liabilities
Deposits by central banks and banks	16,196	11,237	2,648	58	77	—	—	7	166	—	30,389
Customer accounts	52,321	12,655	3,983	1,018	396	414	254	382	9,885	—	81,308
Trading portfolio financial liabilities	—	—	—	—	—	—	—	—	—	194	194
Debt securities in issue	9,694	16,190	8,563	174	4,573	—	5	2,667	—	—	41,866
Subordinated liabilities and other capital instruments	1,007	600	—	200	—	—	—	2,798	—	—	4,605
Other liabilities	—	—	—	—	—	—	—	—	5,803	3,870	9,673
Shareholders’ equity	—	—	—	—	—	—	—	—	9,853	—	9,853

Total liabilities and shareholders’ equity	79,218	40,682	15,194	1,450	5,046	414	259	5,854	25,707	4,064	177,888

Derivative financial instruments affecting interest rate sensitivity	38,480	(21,391)	(10,565)	(885)	(833)	(870)	(431)	(3,505)	—	—	—

Interest sensitivity gap	(15,829)	334	9,095	3,986	(222)	3,389	3,431	6,006	(18,338)	8,148
Cumulative interest sensitivity gap	(15,829)	(15,495)	(6,400)	(2,414)	(2,636)	753	4,184	10,190	(8,148)	—

	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m
Interest sensitivity gap	(6,770)	2,943	7,610	2,185	(1,821)	1,901	1,723	965	(14,228)	4,948
Cumulative interest sensitivity gap	(6,770)	(3,827)	3,783	5,968	4,147	6,048	7,771	8,736	(5,492)	(544)

(in euro equivalents)	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m
Interest sensitivity gap	(3,602)	75	1,043	512	302	356	259	346	698	814
Cumulative interest sensitivity gap	(3,602)	(3,527)	(2,484)	(1,972)	(1,670)	(1,314)	(1,055)	(709)	(11)	803

(in euro equivalents)	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m
Interest sensitivity gap	(1,299)	(2,572)	(455)	678	943	769	1,124	4,312	(4,580)	995
Cumulative interest sensitivity gap	(1,299)	(3,871)	(4,326)	(3,648)	(2,705)	(1,936)	(812)	3,500	(1,080)	(85)

(in euro equivalents)	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m
Interest sensitivity gap	(2,829)	475	424	417	377	336	322	383	(306)	70
Cumulative interest sensitivity gap	(2,829)	(2,354)	(1,930)	(1,513)	(1,136)	(800)	(478)	(95)	(401)	(331)

58 Interest rate sensitivity (continued)

	2006
	0<1 Month € m	1<3 Months € m	3<12 Months € m	1<2 Years € m	2<3 Years € m	3<4 Years € m	4<5 Years € m	5 years + € m	Non-interest bearing € m	Trading € m	Total € m
Assets
Treasury bills and other eligible bills	—	35	161	—	—	—	—	—	—	—	196
Trading portfolio financial assets	—	—	—	—	—	—	—	—	—	8,953	8,953
Loans and receivables to banks	11,090	726	320	—	—	—	—	128	636	—	12,900
Loans and receivables to customers	82,849	11,365	4,802	1,849	1,646	1,221	1,396	2,692	(705)	—	107,115
Financial investments available for sale	4,686	2,962	2,658	2,052	1,483	1,355	2,924	1,252	293	—	19,665
Other assets	—	—	—	—	—	—	—	—	7,227	2,470	9,697

Total assets	98,625	15,088	7,941	3,901	3,129	2,576	4,320	4,072	7,451	11,423	158,526

Liabilities
Deposits by central banks and banks	17,539	13,006	2,666	39	—	39	—	—	144	—	33,433
Customer accounts	50,189	7,072	4,121	807	495	290	157	397	11,347	—	74,875
Trading portfolio financial liabilities	—	—	—	—	—	—	—	—	—	191	191
Debt securities in issue	4,103	15,349	3,441	192	4,515	3	1	927	—	—	28,531
Subordinated liabilities and other capital instruments	1,067	600	—	—	199	—	—	2,878	—	—	4,744
Other liabilities	—	—	—	—	—	—	—	60	5,705	2,382	8,147
Shareholders’ equity	—	—	—	—	—	—	—	—	8,605	—	8,605

Total liabilities and stockholders equity	72,898	36,027	10,228	1,038	5,209	332	158	4,262	25,801	2,573	158,526

Derivative financial instruments affecting interest rate sensitivity	9,253	1,569	(6,254)	(899)	(196)	(41)	(679)	(2,753)	—	—	—

	82,151	37,596	3,974	139	5,013	291	(521)	1,509	25,801	2,573	158,526

Interest sensitivity gap	16,474	(22,508)	3,967	3,762	(1,884)	2,285	4,841	2,563	(18,350)	8,850
Cumulative interest sensitivity gap	16,474	(6,034)	(2,067)	1,695	(189)	2,096	6,937	9,500	(8,850)	—

	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m
Interest sensitivity gap	19,778	(18,530)	2,305	2,285	(3,275)	1,296	2,534	1,511	(14,297)	5,609
Cumulative interest sensitivity gap	19,778	1,248	3,553	5,838	2,563	3,859	6,393	7,904	(6,393)	(784)

(in euro equivalents)	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m
Interest sensitivity gap	(2,959)	708	167	879	201	146	687	142	852	522
Cumulative interest sensitivity gap	(2,959)	(2,251)	(2,084)	(1,205)	(1,004)	(858)	(171)	(29)	823	1,345

((in euro equivalents)	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m
Interest sensitivity gap	2,406	(4,027)	894	317	757	535	1,427	735	(4,473)	1,475
Cumulative interest sensitivity gap	2,406	(1,621)	(727)	(410)	347	882	2,309	3,044	(1,429)	46

(in euro equivalents)	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m
Interest sensitivity gap	(2,058)	64	351	235	287	311	137	228	(556)	226
Cumulative interest sensitivity gap	(2,058)	(1,994)	(1,643)	(1,408)	(1,121)	(810)	(673)	(445)	(1,001)	(775)

Notes to the accounts

59 Statement of cash flows

Analysis of cash and cash equivalents

For the purpose of the statement of cash flows, cash and cash equivalents comprise the following balances with less than three months maturity from the date of acquisition:

	Group			Allied Irish Banks, p.l.c.
	2010	2009	2008	2010	2009	2008
	€ m	€ m	€ m	€ m	€ m	€ m
Cash and balances at central banks	3,686	4,382	2,466	2,007	2,589	1,651
Loans and receivables to banks(1)	1,875	7,685	5,975	1,611	7,550	5,333
Short term investments	151	—	81	—	—	—

	5,712	12,067	8,522	3,618	10,139	6,984

(1)	Includes € 7 million in relation to mortgage business in AmCredit which is included in disposal groups and non-current assets held for sale.

The Group is required to maintain balances with the Central Bank which amounted to € 118 million at 31 December 2010 (2009: € 124 million; 2008: € 114 million).

The Group is required by law to maintain reserve balances with the Bank of England, the National Bank of Poland and with central banks in Latvia, Lithuania and Estonia. At 31 December 2010 these amounted to € 1,630 million (2009: € 1,928 million; 2008: € 343 million).

60 Financial assets and financial liabilities by contractual residual maturity

	2010
	Repayable on demand	3 months or less but not repayable on demand	1 year or less but over 3 months	5 years or less but over 1 year	Over 5 years	Total
Group	€ m	€ m	€ m	€ m	€ m	€ m
Financial assets
Financial assets held for sale to NAMA(1), (2)	378	870	373	438	204	2,263
Net assets of disposal groups(3)	—	2,274	72	—	—	2,346
Trading portfolio financial assets(4)	—	2	9	9	11	31
Derivative financial instruments(5)	—	194	241	1,495	1,385	3,315
Loans and receivables to banks(1)	1,378	1,452	117	—	—	2,947
Loans and receivables to customers(1)	14,895	5,447	8,763	19,932	44,767	93,804
NAMA senior bonds(6)	—	7,869	—	—	—	7,869
Financial investments available for sale(4)	—	1,775	2,772	7,791	8,173	20,511
Other financial assets	2	575	—	—	—	577

	16,653	20,458	12,347	29,665	54,540	133,663

Financial liabilities
Derivative financial instruments(5)	—	260	193	1,190	1,377	3,020
Deposits by central banks and banks	588	49,036	148	97	—	49,869
Customer accounts	23,562	19,889	6,280	2,326	332	52,389
Debt securities in issue	18	622	2,284	10,975	1,765	15,664
Subordinated liabilities and other capital instruments	—	—	—	322	4,009	4,331
Other financial liabilities	707	215	—	—	—	922

	24,875	70,022	8,905	14,910	7,483	126,195

Notes to the accounts

60 Financial assets and financial liabilities by contractual residual maturity (continued)

	2009
	Repayable on demand	3 months or less but not repayable on demand	1 year or less but over 3 months	5 years or less but over 1 year	Over 5 years	Total
Group	€ m	€ m	€ m	€ m	€ m	€ m
Financial assets
Financial assets held for sale to NAMA(1), (2)	152	15,908	2,931	2,533	1,796	23,320
Trading portfolio financial assets(4)	—	109	37	102	11	259
Derivative financial instruments(5)	—	655	1,789	2,325	1,302	6,071
Loans and receivables to banks(1)	823	8,120	151	3	—	9,097
Loans and receivables to customers(1)	5,487	13,058	11,371	33,593	43,098	106,607
Financial investments available for sale(4)	—	983	3,392	11,118	9,516	25,009
Financial investments held to maturity	—	77	154	1,010	345	1,586
Other financial assets	28	636	—	—	—	664

	6,490	39,546	19,825	50,684	56,068	172,613

Financial liabilities
Financial liabilities held for sale to NAMA	—	—	—	—	3	3
Trading portfolio financial liabilities	23	—	—	—	—	23
Derivative financial instruments(5)	53	533	1,646	2,053	1,235	5,520
Deposits by central banks and banks	860	24,293	8,048	130	2	33,333
Customer accounts	28,863	42,918	9,759	2,343	70	83,953
Debt securities in issue	39	12,024	10,030	6,821	1,740	30,654
Subordinated liabilities and other capital instruments	—	—	—	—	4,586	4,586
Other financial liabilities	1,890	299	4	—	—	2,193

	31,728	80,067	29,487	11,347	7,636	160,265

(1)	Shown gross of provisions for impairment.
(2)	Accrued interest receivable not included, derivative financial assets included.
(3)	Shown by expected date of completion of disposal. Only disposal groups that contain financial assets and financial liabilities have been included.
(4)	Excluding equity shares.
(5)	Shown by maturity date of contract.
(6)	New notes will be issued at each maturity date, with the first maturity date being March 2011. Upon maturity the issuer has the option to settle in cash or issue new notes.

61 Financial liabilities by undiscounted contractual maturity

The balances in the table below, include the undiscounted cash flows relating to principal and interest on financial liabilities and as such will not agree directly with the balances on the consolidated statement of financial position. All derivative financial instruments with the exception of interest rate swaps have been included in the ‘3 months or less but not repayable on demand’ category at their mark to market value. Interest rate swaps have been analysed based on their contractual maturity undiscounted cash flows.

In the daily management of liquidity risk, the Group adjusts the contractual outflows on customer deposits to reflect inherent stability of these deposits. Offsetting the liability outflows are cash inflows from the assets on the statement of financial position. Additionally, the Group holds a stock of high quality liquid assets, which are held for the purpose of covering unexpected cash outflows. The following table analyses, on an undiscounted basis, financial liabilities by remaining contractual maturity.

	2010
	Repayable on demand	3 months or less but not repayable on demand	1 year or less but over 3 months	5 years or less but over 1 year	Over 5 years	Total
Group	€ m	€ m	€ m	€ m	€ m	€ m
Financial liabilities(1)
Derivative financial instruments	—	926	738	1,342	803	3,809
Deposits by central banks and banks	588	49,109	205	257	—	50,159
Customer accounts	23,564	19,922	6,322	2,354	334	52,496
Debt securities in issue	18	790	2,575	12,071	1,961	17,415
Other liabilities	707	215	—	—	—	922
Subordinated liabilities and other capital instruments	—	4	218	1,984	6,326	8,532

	24,877	70,966	10,058	18,008	9,424	133,333

	2009
	Repayable on demand	3 months or less but not repayable on demand	1 year or less but over 3 months	5 years or less but over 1 year	Over 5 years	Total
Group	€ m	€ m	€ m	€ m	€ m	€ m
Financial liabilities
Financial liabilities held for sale to NAMA	—	—	—	—	3	3
Trading portfolio financial liabilities	23	—	—	—	—	23
Derivative financial instruments	—	3,483	910	1,149	592	6,134
Deposits by central banks and banks	860	24,346	8,166	274	9	33,655
Customer accounts	28,866	42,989	9,811	2,372	72	84,110
Debt securities in issue	39	12,147	10,488	7,657	2,002	32,333
Other liabilities	1,890	299	4	—	—	2,193
Subordinated liabilities and other capital instruments	—	35	270	1,305	7,028	8,638

	31,678	83,299	29,649	12,757	9,706	167,089

(1)

Financial liabilities of disposal groups are not included within this table as a sale was agreed on 10 September 2010, for the most significant element included within disposal groups and completed on 1 April 2011.

Notes to the accounts

61 Financial liabilities by undiscounted contractual maturity (continued)

The undiscounted cash flows potentially payable under guarantees and similar contracts, included below within contingent liabilities, are classified on the basis of the earliest date they can be called. The Group is only called upon to satisfy a guarantee when the guaranteed party fails to meet its obligations. The Group expects most guarantees it provides to expire unused.

The Group have given commitments to provide funds to customers under undrawn facilities. The undiscounted cash flows have been classified on the basis of the earliest date that the facility can be drawn. The Group does not expect all facilities to be drawn, and some may lapse before drawdown.

In the 2009 Annual Financial Report these numbers were presented by contractual maturity, however, for comparative purposes they have been re-presented in this table on the same basis as for 2010.

	2010
Group	Repayable on demand	3 months or less but not repayable on demand € m	1 year or less but over 3 months € m	5 years or less but over 1 year € m	Over 5 years € m	Total € m
Contingent liabilities	50	4,042	—	—	—	4,092
Commitments	5,275	9,169	—	—	—	14,444

	5,325	13,211	—	—	—	18,536

Of which:
Continuing operations	5,303	11,515	—	—	—	16,818
Discontinued operations	22	1,696	—	—	—	1,718
	5,325	13,211	—	—	—	18,536

	2009
Group	Repayable on demand	3 months or less but not repayable on demand € m	1 year or less but over 3 months € m	5 years or less but over 1 year € m	Over 5 years € m	Total € m
Contingent liabilities	54	6,913	—	—	—	6,967
Commitments	6,141	11,039	—	—	—	17,180

	6,195	17,952	—	—	—	24,147

62 Report on directors’ remuneration and interests

Commentary on the Company’s policy with respect to directors’ remuneration is included in the Corporate Governance Statement on page 133.

Directors’ remuneration

The following tables detail the total remuneration of the Directors in office during 2010 and 2009:

	2010
	Directors’ fees - Parent & Irish Subsidiary Companies(1)	Directors’ fees - Non-Irish Subsidiary Companies(2)	Salary	Annual taxable benefits(3)	Entilements in lieu of pension benefits(4)	Reduction in pension entitle- ments from Pension Scheme(4)	Payments on termin- ation of contract(4)	Pension contrib- ution(4)	Total
	€ 000	€ 000	€ 000	€ 000	€ 000	€ 000	€ 000	€ 000	€ 000
Remuneration
Executive Directors
Colm Doherty(4) (resigned as Executive Director on 1 November 2010 and retired from AIB on 10 November 2010)			432	50	1,966	(1,744)	953	1,043	2,700
David Hodgkinson(1(a)) (appointed Executive Chairman on 27 October 2010)	90			11					101
Dan O’Connor(5) (resigned as Executive Chairman on 13 October 2010)	216								216

	306		432	61	1,966	(1,744)	953	1,043	3,017

Non-Executive Directors
Declan Collier	40								40
Kieran Crowley(6) (resigned as Director on 13 October 2010)	104	35							139
Stephen L Kingon	105	35							140
Anne Maher	116	17							133
Sean O’Driscoll(7) (resigned as Director on 28 April 2010)	—	—							—
Jim O’Hara (appointed 13 October 2010)	6								6
David Pritchard(8)	76	74							150
Dr Michael Somers (1(b)) Deputy Chairman (appointed 14 January 2010)	98								98
Dick Spring	47								47
Robert G Wilmers(9) (resigned as Director on 5 October 2010)	—								—
Jennifer Winter (resigned as Director on 28 April 2010)	19								19
Catherine Woods (appointed 13 October 2010)	6								6

	617	161							778

Former Directors
Donal Forde(10)									420
Others(11)									110

Total									4,325

Notes to the accounts

62 Report on directors’ remuneration and interests (continued)

	2009
	Director’s fees - Parent & Irish Subsidiary Companies(1)	Director’s fees - Non-Irish Subsidiary Companies(2)	Salary	Taxable benefits(3)	Pension contributions(12)	Total
Remuneration	€ 000	€ 000	€ 000	€ 000	€ 000	€ 000
Executive Directors
Colm Doherty			622	66	145	833
Donal Forde (remuneration to resignation as Director on 13 May 2009)			221	23	51	295
Dan O’Connor(5) (remuneration as Executive Chairman from 18 November to 31 December 2009)	31	—				31
John O’ Donnell (remuneration to retirement as Director on 31 August 2009)			333	46	86	465
Eugene Sheehy (remuneration to retirement as Director on 30 November 2009)			638	58	196	892

	31	—	1,814	193	478	2,516

Non-Executive Directors
Declan Collier (appointed 22 January 2009)	29					29
Kieran Crowley	99	34				133
Dermot Gleeson (remuneration to retirement as Director on 30 June 2009)	203	—				203
Stephen L Kingon	72	37				109
Anne Maher	96	—				96
Dan O’Connor(5) (remuneration from 1 January to 17 November 2009)	156	—				156
Sean O’Driscoll	—	—				—
David Pritchard(8)	82	69				151
Dick Spring (appointed 22 January 2009)	26	—				26
Michael J Sullivan (remuneration to retirement as Director on 13 May 2009)	19	—				19
Robert G Wilmers	—	—				—
Jennifer Winter	48					48

	830	140				970

Former Directors
Donal Forde(10)						488
Other(11)						110

Total						4,084

(1)	Fees paid to the directors comprise:
(a)

in relation to the current Executive Chairman, an annual, non-pensionable flat fee of € 500,000. Mr. David Hodgkinson was appointed Executive Chairman for a period of one year with effect from 27 October 2010 and was paid a pro-rata equivalent amount for the period from 27 October to 31 December 2010; Mr. Hodgkinson is also entitled to payment of accommodation and related utility expenses during his tenure as Executive Chairman, plus compensation for any personal tax liability arising from this benefit;

62 Report on directors’ remuneration and interests (continued)

(b)	in relation to the current Deputy Chairman, an annual, non-pensionable flat fee of € 150,000. Dr. Michael Somers was appointed Non-Executive Director on 14 January 2010. From that date to 31 May 2010, Dr. Somers was paid on the basis of the Non-Executive Directors’ fees set out at (1)(c) below. He was appointed Deputy Chairman and Chairman of the Board Risk Committee with effect from 1 June 2010, remuneration for which is included in the flat fee above, and he was paid a pro-rata equivalent of the flat fee from that date to 31 December 2010;
(c)	in relation to other Non-Executive Directors, a basic, non-pensionable fee in respect of service as a director, payable at a rate of € 27,375 per annum (voluntarily reduced from € 36,500 between December 2008 and February 2009), and additional non-pensionable remuneration (subject also to an equivalent reduction) paid to any Non-Executive Director who: is the Chairman of the Audit Committee, Remuneration Committee, or Corporate Social Responsibility Committee; is the Senior Independent Non-Executive Director, or; performs additional services, such as through membership of Board Committees or the board of a subsidiary company;

(2)

Non-Executive Directors of the parent Company who also serve as Directors of non-Irish subsidiaries are separately paid a non-pensionable flat fee, which is independently agreed and paid by the subsidiaries, in respect of their service as a director of those companies. During 2009 and 2010, Messrs. David Pritchard, Kieran Crowley and Stephen Kingon served as Non-Executive Directors of AIB Group (UK) plc, of which Mr. Pritchard is Chairman. Ms.Anne Maher was appointed a Member of the Supervisory Board of BZWBK on 21 April 2010, and will step down from that position at the next BZWBK AGM, following completion of the disposal of BZWBK to Banco Santander, in April 2011;

(3)	Annual taxable benefits include the use of a company car or the payment of a car allowance, and benefit arising from loans made at preferential interest rates;
(4)

Mr. Colm Doherty, former Group Managing Director, resigned from the Board on 1 November 2010 and retired from AIB on 10 November 2010 following termination of his contract of employment, on existing terms. This was in accordance with the Minister for Finance’s stated expectation that management and board changes would be made as a condition of the recapitalisation of the bank announced on 30 September 2010. Details of Mr Doherty’s remuneration during 2010 are set out below:

	€ 000	€ 000
(a) Salary:
From 1 January 2010 to resignation as a director on 1 November 2010	419
From 2 November 2010 to retirement on 10 November 2010	13

Sub-total		432

(b) Taxable benefits:
From 1 January 2010 to resignation as a director on 1 November 2010	49
From 2 November 2010 to retirement on 10 November 2010	1

Sub-total		50

(c) Entitlements (note (i)) in lieu of pension benefits payable following termination of Mr. Doherty’s employment on 10 November 2010:
- from 1 January 2010 to 10 November 2010	222
- accrued above personal fund threshold (see below for explanation) up to 31 December 2009	1,744

Sub-total		1,966
(d) Reduction in pension entitlements from Pension Scheme - note (i)		(1,744)
(e) Payment of, or in lieu of, contractual entitlements on retirement - note (ii)		953
(f) Pension Contribution - note (iii)		1,043

Total remuneration during 2010		2,700

(i)	Entitlements in lieu of pension benefits above personal fund threshold:

The Finance Act 2006 introduced a limit on the capital value of an individual’s pension fund that can be accumulated in a tax efficient manner by introducing a penalty tax charge on pension assets in excess of the higher of € 5 million or the value of individual, prospective pension entitlements (‘personal fund threshold’) as at 7 December 2005. Subsequent to this change, and following Mr Doherty’s application to the Revenue Commissioners for a personal fund threshold, AIB agreed, as a term of Mr. Doherty’s employment, that his pension would be capped in line with the provisions of the Finance Act but that he would receive supplementary, taxable, non-pensionable cash allowances in lieu of the contractual pension benefits foregone (‘the cash allowances’) annually, over the term to his normal retirement. The value of the cash allowances was calculated to be actuarially equivalent to the pre-existing arrangement by the pension scheme’s independent Actuary. The cash allowances, therefore, represent the early disbursement of contractual pension benefits rather than additional remuneration.

Notes to the accounts

It was agreed that, in the event of the termination of Mr. Doherty’s employment with AIB prior to his normal retirement date, for any reason other than death, the balance of the cash allowances would become payable in full at the date of cessation of his employment, reflecting the actuarial value of the benefits foregone from the pension scheme.

The figures at (c) above represent a cash allowance due in 2010 together with the balance that became payable on the termination of Mr. Doherty’s employment on 10 November 2010.

The cap on Mr. Doherty’s pension reduced his annual pension entitlement at normal retirement date from €303,000 per annum to €203,000 per annum, which led to a corresponding reduction in the Company’s pension fund liability of €1,744,000, represented at (d) above.

Mr. Doherty’s entitlements in lieu of pension benefits accrued above his personal fund threshold were notified to, and discussed with, the Government established Covered Institution Remuneration Oversight Committee (“CIROC”)(1) in January and February 2009. Following consideration, CIROC advised that it would not take issue with the bank allowing Mr. Doherty to avail of the agreement as Mr. Doherty’s personal fund threshold had, by that time, been agreed with the Revenue Commissioners. No other agreements of this nature were requested of CIROC for other current or former AIB executives.

Subsequently, in consequence of the 2009 Preference Share Subscription Agreement(2), AIB sought approval of the agreement from the relevant authorities in advance of its implementation. The matter was considered and approved by the then Minister for Finance in November 2009 in the context of Mr. Doherty’s terms and conditions prior to his appointment as Group Managing Director.

(ii)	Payment of, or in lieu of, contractual entitlements on retirement from AIB:

The amount of €953,000 at (e) above represents payment in lieu of twelve months’ notice and annual leave due but not taken, along with a cash allowance, as referred to at (i) above, for the notice period.

(iii)	Pension Contribution:

The figure at (f) above represents a once-off contribution by the Company to the pension scheme in 2010 to fund the scheme’s increased liabilities arising from payment of Mr. Doherty’s annual pension entitlements from a date earlier than his normal retirement date, arising from termination of his contract of employment.

Mr. Doherty’s contractual entitlements were independently reviewed and confirmed, in the context of the cessation of his employment, by AIB’s external legal advisers.

(1)

The Covered Institution Remuneration Oversight Committee was established under the Credit Institutions (Financial Support) Scheme 2008 to oversee remuneration plans of senior executives and Board Members of the Institutions covered by the Government Guarantee.

(2)

The Government 2009 Preference Share Subscription Agreement was signed in May 2009, between AIB, the National Pensions Reserve Fund Commission (“NPRFC”) and the Minister for Finance. The Subscription Agreement sets out the terms and conditions of the Irish Government’s subscription for the 2009 Preference Shares and Warrants and imposes certain conditions on AIB with respect to Senior Executives’ remuneration and Directors’ fees.

Retirement Pension

The following table details (a) annual pension benefits accrued to 31 December 2009, but payable from Mr. Doherty’s normal retirement date, and (b) the annual pension payable at the date of his retirement. The difference in transfer value figure at (c) does not represent a sum paid or due and is show in the context of disclosure requirements only. The difference in transfer value represents the amount that the Company’s pension scheme would transfer to another pension scheme, in relation to the difference between the benefits accrued at 31 December 2009 (a), and the pension payable at the date of retirement (b), should such a transfer occur.

Accrued Benefit at 31 December 2009 (a) € 000	Retirement Pension (b) € 000	Difference in transfer value of retirement benefits (c) € 000
303	203	676

(5)

Mr. Dan O’Connor was appointed Non-Executive Chairman with effect from 1 July 2009 and Executive Chairman with effect from 18 November 2009. He resigned as a Director of AIB on 13 October 2010 in accordance with the Minister for Finance’s stated expectation that management and board changes would be made as a condition of the recapitalisation of the bank announced on 30 September 2010. His flat fee as Chairman was €276,000 per annum and he was paid a pro-rata equivalent amount for the period from July to December 2009 and from 1 January 2010 to the date of his resignation. He was paid until 30 June 2009 on the basis of the Non-Executive Directors’ fees set out at (1)(c) above;

(6)

Mr Kieran Crowley resigned as a Non-Executive Director of Allied Irish Banks, p.l.c. on 13 October 2010. During the period from 1 January 2010 to his resignation, Mr. Crowley earned fees on the basis outlined at (1)(c) and (2) above. Following his resignation Mr. Crowley remained as a Non-Executive Director of two subsidiary companies of Allied Irish Banks, p.l.c., namely, AIB Group (UK) plc and AIB Mortgage Bank, in relation to which he continues to earn fees on the basis outlined at (1)(c) and (2) above. During the period from his resignation to the end of the year, Mr. Crowley earned fees of € 13,500, which are included in the table on page 299.

62 Report on directors’ remuneration and interests (continued)

(7)	Mr. Sean O’Driscoll voluntarily waived fees of € 15,487 as a Non-Executive Director from 1 January 2010 to the date of his resignation as a director on 28 April 2010.
(8)

Mr. David Pritchard was appointed Deputy Chairman with effect from 13 May 2009 and he held this position to 31 December 2009. The non-pensionable flat fee payable as Deputy Chairman, which included Mr. Pritchard’s remuneration as Senior Independent Non-Executive Director and other remuneration for services as a director of Allied Irish Banks, p.l.c., was € 82,800 per annum, and Mr. Pritchard was paid a pro-rata equivalent amount for the period from 13 May to 31 December 2009. Prior to 13 May 2009, and since 1 January 2010, Mr. Pritchard was, and is, paid on the basis of the Non-Executive Directors’ fees set out at (1)(c) and (2) above.

(9)

A fee of € 20,775 was paid to M&T Bank Corporation (“M&T”) in the year ended 31 December 2010 (2009: € 27,147), in respect of Mr. Robert G.Wilmers’ directorship of the Company, up to his resignation on 5 October 2010, as the designee of M&T, pursuant to the Agreement and Plan of Reorganisation, dated 26 September 2002, by and among the Company, Allfirst Financial Inc. and M&T, as approved by shareholders at the Extraordinary General Meeting held on 18 December 2002 (‘the Agreement’). During 2010, Messrs. Michael Buckley (who retired as Group Chief Executive and Director of AIB on 30 June 2005), Colm Doherty (who resigned as Group Managing Director of AIB on 1 November 2010 and retired from AIB on 10 November 2010) and Eugene Sheehy (who retired as Group Chief Executive and Director of AIB on 30 November 2009), served as AIB-designated Directors of M&T, pursuant to the Agreement.The aggregate fees payable in this regard (from which U.S. withholding tax has been deducted), in respect of Messrs. Doherty and Sheehy, who resigned as directors of M&T on 9 June 2010 and 20 April 2010 respectively, amounting to € 12,317 (2009: € 33,726), were paid to AIB, while € 23,976 was paid to Mr. Buckley (2009: € 21,925).

(10)

Mr. Donal Forde resigned as an Executive Director on 13 May 2009 and retired from AIB on 10 August 2010.The payment in 2010 represents Mr. Forde’s remuneration from 1 January 2010 to the date of his retirement from AIB. The payment in 2009 represents Mr. Forde’s remuneration from the date of his resignation as a director to 31 December 2009.

(11)	‘Other’ represents the payment of pensions to former directors or their dependants granted on an ex-gratia basis and are fully provided for in the Statement of Financial Position.
(12)

‘Pension contributions’ represents payments to defined benefit pension schemes, in accordance with actuarial advice, to provide post-retirement pensions from normal retirement date.With the exception of the Executive Chairman, whose fees are non pensionable, there were no Executive Directors in service at 31 December 2010. The contribution rate in 2009 in respect of the Executive Directors, as a percentage of emoluments, was 23.0%.The fees of Non-Executive Directors are non pensionable.

Interests in shares

The beneficial interests of the Directors and the Secretary in office at 31 December 2010, and of their spouses and minor children, in the Company’s ordinary shares are as follows:

Ordinary shares	31 December 2010	1 January* 2010
Directors:
Declan Collier	—	—
David Hodgkinson	—	—
Stephen L Kingon	4,500	4,500
Anne Maher	1,600	1,600
Jim O’Hara	—	—
David Pritchard	53,500	53,500
Dick Spring	—	—
Dr Michael Somers	13,437	13,437
Catherine Woods	—	—

Secretary:
David O’Callaghan	8,120	8,120

*	or date of appointment, if later

The following table sets forth the beneficial interests of the Directors and Group Executive Committee (“GEC”) members of AIB as a Group (including their spouses and minor children) at 31 December 2010.

Title of class	Identity of person or group	Number owned	Percent of class
Ordinary shares	Directors and GEC members of AIB as a group	257,322	0.01%

Notes to the accounts

62 Report on directors’ remuneration and interests (continued)

Share options

Details of the Executive Directors’ and the Secretary’s options to subscribe for ordinary shares are given below. Information on the Share Option Schemes, including policy on the granting of options, is given in note 10. The vesting of these options in the individuals concerned is dependent on Earnings Per Share (“EPS”) targets being met. Subject thereto, the options outstanding at 31 December 2010 are exercisable at various dates between 2011 and 2014. Details are shown in the Register of Directors’ and Secretary’s Interests, which may be inspected by shareholders at the Company’s Registered Office.

	Date of grant	Number of shares	Option Price €	Vested/ unvested	Exercise period
Directors:
David Hodgkinson	—	—	—	—	—

Secretary:
David O’Callaghan	26.04.2001	4,000	11.98	Vested	26.04.2004 - 2011
	23.04.2003	2,500	13.30	Vested	23.04.2006 - 2013
	28.04.2004	2,500	12.60	Vested	28.04.2007 - 2014

No share options were granted or exercised during 2010.

The Executive Chairman and the Non-Executive Directors do not participate in the share options plans. The aggregate number of share options outstanding at 31 December 2010 in the names of executive directors and GEC members (‘Senior Executive Officers’), was 280,485 as follows:

Outstanding as at 31 December 2009:	496,500
Add: Options held by Senior Executive Officers appointed during 2010	154,485
Add: Options granted, 2010	—
Less: Options exercised, 2010	—
Less: Options lapsed, 2010	—
Less: Options held by Executive Directors and Senior Executive Officers who retired during 2010	(370,500)

Options outstanding as at 31 December 2010	280,485

Performance shares

Details of the Executive Directors’ and the Secretary’s conditional grants of awards of ordinary shares are given below. Conditional awards have been subject to onerous performance targets being met, in terms of EPS growth and total shareholder return. Information on the Performance Share Plan, including policy on the granting of awards, is given in note 10. Conditional grants of awards outstanding at 31 December 2010 may wholly or partly vest in 2011, depending on grant conditions being met.

As at 31 December 2010 Conditional grants of awards of ordinary shares
Directors:
David Hodgkinson	—

Secretary:
David O’Callaghan	—

Apart from the interests set out above, the Directors and Secretary in office at year-end, and their spouses and minor children, have no other interests in the shares of the Company.

There were no changes in the Directors’ and Secretary’s interests shown above between 31 December 2010 and 11 April 2011.

The year-end closing price, on the Irish Stock Exchange, of the Company’s ordinary shares was € 0.30 per share; during the year, the price ranged from € 0.27 to € 1.79.

Service contracts

There are no service contracts in force for any Director with the Company or any of its subsidiaries.

63 Related party transactions

(a) Transactions with subsidiary undertakings

Allied Irish Banks, p.l.c. (“AIB”) is the ultimate parent company of the Group. Banking transactions are entered into by AIB with its subsidiaries in the normal course of business. These include loans, deposits, foreign currency transactions and the provision of guarantees on an ‘arms length’ basis. Balances between AIB and its subsidiaries are detailed in notes 27, 28, 37, 41 and 42. In accordance with IAS 27 - Consolidated and Separate Financial Statements, transactions with subsidiaries have been eliminated on consolidation.

(b) Associated undertakings and joint ventures

From time to time, the Group provides certain banking and financial services for associated undertakings. These transactions are made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and do not involve more than the normal risk of collectability or present other unfavourable features. Details of loans to associates are set out in notes 27 and 28, while deposits from associates are set out in notes 41 and 42.

(c) Sale and Leaseback of Blocks E, F, G and H Bankcentre to Aviva Life and Pensions Ireland Limited. (“ALP”)

On 9 June 2006, the Group agreed the sale and leaseback of blocks E, F, G, and H at Bankcentre (see note 13). The lease is for 20 years. The blocks were sold to ALP for a total consideration of € 170.5 million. AIB hold a 24.99% share of Aviva Life Holdings Ireland Ltd. (“ALH”) which is the holding company for Ark Life and ALP. The initial annual rent payable on blocks E, F, G and H is € 7.1 million. The rent is paid through Wallkav Ltd, a wholly owned subsidiary of AIB.

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

(e) Compensation of key management personnel

The following disclosures are made in accordance with the provisions of IAS 24 - Related Party Disclosures, in respect of the compensation of key management personnel. Under IAS 24, ‘key management personnel’ are defined as comprising executive and non-executive directors together with senior executive officers, namely, the members of the Group Executive Committee (see pages 119 to 121). The figures shown below include the figures separately reported in respect of directors’ remuneration in the ‘Report on directors’ remuneration and interests’ in note 62.

	Group		Allied Irish Banks, p.l.c.
	2010 € m	2009 € m	2010 € m	2009 € m
Short-term employee benefits(1)	7.4	6.4	6.2	5.3
Post-employment benefits(2)	3.5	1.1	2.3	0.8

Total	10.9	7.5	8.5	6.1

(1)

Comprises (a) in the case of executive directors and senior executive officers: salary, medical insurance, benefit-in-kind arising from preferential loans and use of company car (or payment in lieu), and other short-term benefits, (b) in the case of non-executive directors: directors’ fees, and (c) in respect of 2010, payment to the former Group Managing Director of, or in lieu of, contractual entitlements on retirement from AIB (See note 62).

(2)

Comprises (a) payments to defined benefit pension schemes, in accordance with actuarial advice, to provide post-retirement pensions from normal retirement date, (b) once-off contributions by the Company to the pension scheme in 2010 to fund the scheme’s increased liabilities arising from payment of pension entitlements from a date earlier than normal retirement date, and (c) also in respect of 2010, entitlements of the former Group Managing Director in lieu of pension benefits accrued above his personal fund threshold, and a reduction in his pension entitlements from the Pension Scheme (see note 62).

Notes to the accounts

63 Related party transactions (continued)

(f) Transactions with key management personnel

At 31 December 2010, deposit and other credit balances held by key management personnel amounted € 8.5 million (2009: € 12.0 million).

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

Details of transactions with key management personnel, and connected parties where indicated, for the years ended 31 December 2010 and 2009 are as follows:

(i) Current directors

	2010
	Balance at 31 December 2009 € 000	Amounts advanced during 2010 € 000	Amounts repaid during 2010 € 000	Currency movements € 000	Balance at 31 December 2010 € 000
Stephen Kingon:
Loans	38	—	11	1	28
Overdraft/Credit card«	14	n/a	n/a	n/a	12

Total	52	n/a	n/a	n/a	40

Interest charged during 2010					2
Maximum debit balance during 2010					55

Jim O’Hara:
Loans	—	—	—	—	—
Overdraft/Credit card«	14	n/a	n/a	n/a	—

Total	14	n/a	n/a	n/a	—

Interest charged during 2010					1
Maximum debit balance during 2010					29

Dr Michael Somers:
Loans	—	—	—	—	—
Overdraft/Credit card«	3	n/a	n/a	n/a	3

Total	3	n/a	n/a	n/a	3

Interest charged during 2010					—
Maximum debit balance during 2010					6

Dick Spring:
Loans	—	—	—	—	—
Overdraft/Credit card«	19	n/a	n/a	n/a	5

Total	19	n/a	n/a	n/a	5

Interest charged during 2010					—
Maximum debit balance during 2010					22

Catherine Woods:
Loans	123	—	8	—	115
Overdraft/Credit card«	—	n/a	n/a	n/a	—

Total	123	n/a	n/a	n/a	115

Interest charged during 2010					2
Maximum debit balance during 2010					123

As at 31 December 2010, guarantees entered into by Catherine Woods in favour of the Group amounted to € 0.1 million.

Declan Collier, David Hodgkinson, Anne Maher and David Pritchard had no facilities with the Group during 2010.

«

Amounts advanced and repaid are not shown for overdraft/credit card facilities as such facilities are revolving in nature (i.e. they may be drawn, repaid and redrawn up to their limit over the course of the year).

63 Related party transactions (continued)

(ii) Former Directors who were in office during the year:

	2010
	Balance at 31 December 2009 € 000	Amounts advanced during 2010 € 000	Amounts repaid during 2010 € 000	Currency movements € 000	Balance at 31 December 2010 € 000
Colm Doherty
Loans	—	—	—	—	—
Overdraft/Credit card«	1	n/a	n/a	n/a	—

Total	1	n/a	n/a	n/a	—

Interest charged during 2010					—
Maximum debit balance during 2010					10

Kieran Crowley(1)
Loans	1,617	63	591	—	1,089
Overdraft/Credit card«	8	n/a	n/a	n/a	7

Total	1,625	n/a	n/a	n/a	1,096

Interest charged during 2010					41
Maximum debit balance during 2010					1,690

Dan O’Connor
Loans	—	—	—	—	—
Overdraft/Credit card«	14	n/a	n/a	n/a	3

Total	14	n/a	n/a	n/a	3

Interest charged during 2010					—
Maximum debit balance during 2010					17

Sean O’Driscoll
Loans	1,228	—	—	277	1,505
Overdraft/Credit card«	11	n/a	n/a	n/a	10

Total	1,239	n/a	n/a	n/a	1,515

Interest charged during 2010					44
Maximum debit balance during 2010					1,538

Jennifer Winter
Loans	92	—	12	—	80
Overdraft/Credit card«	—	n/a	n/a	n/a	—

Total	92	n/a	n/a	n/a	80

Interest charged during 2010					2
Maximum debit balance during 2010					92

Robert Wilmers had no facilities with the Group during 2010.

(1)	Including facilities to businesses in which Mr Crowley has an interest.
«

Amounts advanced and repaid are not shown for overdraft/credit card facilities as such facilities are revolving in nature (may be drawn, repaid and redrawn up to their limit over the course of the year).

Notes to the accounts

63 Related party transactions (continued)

(iii) Senior Executive Officers in office during the year 2010 (Aggregate of 10):

	2010
	Balance at 31 December 2009 € 000	Amounts advanced during 2010 € 000	Amounts repaid during 2010 € 000	Currency movements € 000	Balance at 31 December 2010 € 000
Loans	5,147	57	2,226	8	2,986
Overdraft/Credit card«	131	n/a	n/a	n/a	68

Total	5,278	n/a	n/a	n/a	3,054

Interest charged during 2010					122
Maximum debit balance during 2010					5,541

(iv) Aggregate amounts outstanding at year-end:

	Loans, overdrafts/credit cards
	31 December 2010 € 000	31 December 2009 € 000
Directors (2010: 10 persons; 2009: 11)	2,857	5,508
Senior Executive Officers (2010: 10 persons; 2009: 6)	3,054	4,068

	5,911	9,576

As at 31 December 2010 guarantees entered into by 1 director and 3 senior executive officers in favour of the Group amounted to € 1.1 million in aggregate (2009: € 1.3 million).

(v) Connected persons:

The aggregate of loans to connected persons of directors in office as at 31 December 2010, as defined in Section 26 of the Companies Act 1990, are as follows (aggregate of 18 persons):

	2010
	Balance at 31 December 2009 € 000	Amounts advanced during 2010 € 000	Amounts repaid during 2010 € 000	Currency movements € 000	Balance at 31 December 2010 € 000
Loans	668	96	43	—	721
Overdraft/Credit card«	54	n/a	n/a	n/a	27

Total	722	n/a	n/a	n/a	748

Interest charged during 2010					18
Maximum debit balance during 2010					833

No impairment charges or provisions have been recognised in respect of any of the above loans or facilities detailed in (i) to (v) and all interest that has fallen due on all of these loans or facilities has been paid.

«

Amounts advanced and repaid are not shown for overdraft/credit card facilities as such facilities are revolving in nature (may be drawn, repaid and redrawn up to their limit over the course of the year).

63 Related party transactions (continued)

(vi) Directors in office during the year 2009

	2009
	Balance at 31 December 2008 € 000	Amounts advanced during 2009 € 000	Amounts repaid during 2009 € 000	Currency movements € 000	Balance at 31 December 2009 € 000
Kieran Crowley(1)
Loans	1,758	159	300	—	1,617
Overdraft/Credit card«	10	n/a	n/a	n/a	8

Total	1,768	n/a	n/a	n/a	1,625

Interest charged during 2009					59
Maximum debit balance during 2009					1,942

Colm Doherty
Loans	—	—	—	—	—
Overdraft/Credit card«	3	n/a	n/a	n/a	1

Total	3	n/a	n/a	n/a	1

Interest charged during 2009					—
Maximum debit balance during 2009					11

Stephen Kingon
Loans	—	41	3	—	38
Overdraft/Credit card«	13	n/a	n/a	n/a	14

Total	13	n/a	n/a	n/a	52

Interest charged during 2009					1
Maximum debit balance during 2009					55

Dan O’Connor
Loans	—	—	—	—	—
Overdraft/Credit card«	5	n/a	n/a	n/a	14

Total	5	n/a	n/a	n/a	14

Interest charged during 2009					—
Maximum debit balance during 2009					14

(1)	Including facilities to businesses in which Mr Crowley has an interest.
«

Amounts advanced and repaid are not shown for overdraft/credit card facilities as such facilities are revolving in nature (i.e. they may be drawn, repaid and redrawn up to their limit over the course of the year).

Notes to the accounts

63 Related party transactions (continued)

	2009
	Balance at 31 December 2008 € 000	Amounts advanced during 2009 € 000	Amounts repaid during 2009 € 000	Currency movements € 000	Balance at 31 December 2009 € 000
Sean O’Driscoll
Loans	3,296	—	2,000	68	1,228	« «
Overdraft/Credit card«	10	n/a	n/a	n/a	11

Total	3,306	n/a	n/a	n/a	1,239

Interest charged during 2009					61
Maximum debit balance during 2009					3,319

Dick Spring
Loans	8	—	8	—	—
Overdraft/Credit card«	—	n/a	n/a	n/a	19

Total	8	n/a	n/a	n/a	19

Interest charged during 2009					—
Maximum debit balance during 2009					27

Jennifer Winter
Loans	103	—	11	—	92
Overdraft/Credit card«	—	n/a	n/a	n/a	—

Total	103	n/a	n/a	n/a	92

Interest charged during 2009					2
Maximum debit balance during 2009					104

Declan Collier, Anne Maher, David Pritchard and Robert G.Wilmers had no facilities with the Group during 2009.

(vii) Former Directors who were in office during the year 2009:

	2009
	Balance at 31 December 2008 € 000	Amounts advanced during 2009 € 000	Amounts repaid during 2009 € 000	Currency movements € 000	Balance at 31 December 2009 € 000
Donal Forde
Loans	736	—	51	10	675
Overdraft/Credit card«	—	n/a	n/a	n/a	—

Total	736	n/a	n/a	n/a	675

Interest charged during 2009					28
Maximum debit balance during 2009					742

Dermot Gleeson
Loans	2,302	—	500	34	1,768
Overdraft/Credit card«	42	n/a	n/a	n/a	12

Total	2,344	n/a	n/a	n/a	1,780

Interest charged during 2009					60
Maximum debit balance during 2009					2,451

As at 31 December 2009, a guarantee entered into by Dermot Gleeson in favour of the Group amounted to € 0.2 million (2008: € 0.2 million).

«

Amounts advanced and repaid are not shown for overdraft/credit card facilities as such facilities are revolving in nature (may be drawn, repaid and redrawn up to their limit over the course of the year).

««	Sean O’Driscoll’s loan is a cash backed facility.

63 Related party transactions (continued)

	2009
	Balance at 31 December 2008 € 000	Amounts advanced during 2009 € 000	Amounts repaid during 2009 € 000	Currency movements € 000	Balance at 31 December 2009 € 000
John O’Donnell
Loans	145	—	145	—	—
Overdraft/Credit card«	23	n/a	n/a	n/a	7

Total	168	n/a	n/a	n/a	7

Interest charged during 2009					1
Maximum debit balance during 2009					181

Eugene Sheehy
Loans	2,333	—	2,333	—	—
Overdraft/Credit card«	1	n/a	n/a	n/a	4

Total	2,334	n/a	n/a	n/a	4

Interest charged during 2009					74
Maximum debit balance during 2009					2,402

Michael J. Sullivan had no facilities with the Group during 2009. (viii) Senior Executive Officers in office during the year 2009 (Aggregate of 6):
Loans	4,307	—	284	19	4,042
Overdraft/Credit card«	49	n/a	n/a	n/a	26

Total	4,356	n/a	n/a	n/a	4,068

Interest charged during 2009					117
Maximum debit balance during 2009					4,498

(ix) Aggregate amounts outstanding at year-end:

	Loans, overdrafts/credit cards
	31 December 2009 € 000	31 December 2008 € 000
Directors (2009: 11 persons; 2008: 13)	5,508	10,793
Senior Executive Officers (2009: 6 persons; 2008: 5)	4,068	4,055

	9,576	14,848

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

(g) Transactions with Irish Government

In 2009, the Irish Government became a related party to AIB by virtue of (a) the CIFS Scheme and (b) the issue by AIB of € 3.5 billion 2009 Preference Shares to the NPRFC. With the enactment of the Credit Institutions (Stabilisation) Act on 21 December 2010 and the subsequent Direction Order to AIB, under which AIB issued ordinary and CNV shares to the NPRFC, AIB is effectively controlled by the Irish Government.

AIB enters into normal banking transactions with the Irish Government and many of its controlled bodies on an arm’s length basis. However, because of the crisis in the Irish banking sector, the involvement of the Irish Government in AIB and other Irish banks has been significant. This involvement in relation to AIB is outlined in note 55.

Since the Irish Government is a related party to AIB, the disclosure requirements as set out in IAS 24 ‘Related Party Disclosures’ apply. AIB has, however, early applied the partial exemption in IAS 24 that exempts an entity from the related party disclosures in

Notes to the accounts

63 Related party transactions (continued)

respect of the Government and Government related entities unless transactions are individually or collectively significant. The individually significant transactions entered into by AIB with the Irish Government subsequent to becoming a related party are detailed in this section.

Capital transactions

•	On 13 May 2009, AIB issued 3.5 billion 2009 non-cumulative Preference Shares and 294,251,819 warrants over ordinary shares for an aggregate subscription price of € 3.5 billion.

•	On 13 May 2010, AIB issued 198,089,847 ordinary shares to the NPRFC as bonus shares in lieu of dividend amounting to 280 million on the 2009 Preference Shares.

•	On 23 December 2010, AIB issued the following share capital on foot of the High Court Direction Order under the Credit Institutions (Stabilisation) Act 2010:

(i) 675,107,845 ordinary shares of € 0.32 each at an issued price per share of € 0.3793; and

(ii) 10,489,899,564 convertible non-voting shares of € 0.32 each at an issue price per share of € 0.3396.

Total proceeds of € 3.7 billion were net of costs and cancellation fee for warrants held by the NPRFC.

The NPRFC subscribed for CNV shares instead of ordinary shares to ensure that the holding of ordinary shares did not exceed 49.9 per cent. of the issued ordinary shares pending the completion of the BZWBK disposal (note 18). Following completion of the Polish disposal, the NPRFC converted its holding in CNV shares into ordinary shares on 8 April 2011 (note 69). As a result of these actions, the State increased its holding in ordinary shares of AIB from 49.9% to 92.8%.

Guarantee schemes

CIFS Scheme

The CIFS Scheme (which expired on 29 September 2010) was announced by the Irish Government on 30 September 2008, under which the Minister for Finance guaranteed specific categories of liabilities of participating Irish credit institutions (including AIB and certain of its subsidiaries) for a two-year period from 30 September 2008 to 29 September 2010.

ELG Scheme

The ELG Scheme is intended to facilitate the ability of participating Irish credit institutions to issue debt securities and take deposits with a maturity of up to five years on debt securities issued or deposits taken before 30 June 2011, following approval by the European Commission of two extensions to the original date from 29 September 2010 to 31 December 2010 and then to 30 June 2011. By entering into an ELG Scheme agreement, each ELG participant has agreed to be bound by the terms of the ELG Scheme and to indemnify the Minister against all payments which the Minister may be required to make under the ELG Scheme in respect of the liabilities of the ELG participating institution. On 29 September 2010, the Minister made a statutory instrument effecting an extension of the ELG Scheme to 31 December 2011, subject to six-monthly review and approval by the European Commission under EU state aid rules. The next review of the ELG Scheme by the European Commission is due to take place before 30 June 2011.

NAMA Programme

The NAMA Act was enacted on 22 November 2009, providing for the establishment of NAMA to acquire land and development loans and certain associated loans from AIB and other participating institutions. Participation in NAMA (including participation in any scheme pursuant to the NAMA Act to transfer assets to NAMA) was approved by shareholders at an Extraordinary General Meeting held on 23 December 2009. AIB was designated a participating institution under the Act on 12 February 2010 and commenced the transfer of assets to NAMA in April 2010.

By 31 December 2010, AIB had transferred € 18.6 billion of assets to NAMA in return for the issue to it of € 8.5 billion in nominal value of NAMA bonds (including subordinated bonds), which represented a discount of approximately 54.5 per cent. to the gross value of the assets transferred. Details of the transfers, including the loss arising which amounted to € 5.969 billion, are set out in note 7.

At 31 December 2010, the carrying value of the NAMA bonds received as consideration amounted to:

•	NAMA senior bonds - € 7.869 billion.

•	NAMA subordinated bonds - € 0.169 billion.

The NAMA senior bonds are accounted for in the statement of financial position as loans and receivables (note 31) and NAMA subordinated bonds are accounted for as financial investments available for sale (note 32).

Investment in National Asset Management Agency Investment Ltd (“NAMAIL”)

In March 2010, a subsidiary of Allied Irish Banks, p.l.c. made an equity investment in 17 million “B” shares of the NAMAIL, a special purpose entity established by NAMA. The total investment amounted to € 17 million, of which € 12 million was invested on behalf of the AIB Group pension scheme with the remainder invested on behalf of clients.

63 Related party transactions (continued)

Funding support

Throughout the financial crisis, the Irish Government has provided guarantees under the CIFS and ELG schemes outlined above. In addition, through the Central Bank of Ireland (‘the Central Bank’), the Irish Government has provided direct funding to the Irish banking sector as follows:

•

AIB has borrowings from the Central Bank as part of Eurosystem. These borrowings are under ECB Monetary Policy Operation Sale and Repurchase Agreements and amount to € 23.4 billion as at 31 December 2010. In addition, AIB Mortgage Bank has € 1.8 billion in sale and repurchase agreements with the Central Bank under the same facility.

•

In addition, AIB has borrowings from the Central Bank under a number of non-standard liquidity facilities. At 31 December 2010, collateralised borrowings under these facilities amounted to € 5.4 billion and uncollateralised borrowings were € 6.0 billion. The uncollateralised borrowings were guaranteed by the Minister for Finance, who in turn has been indemnified by AIB for any payment made under the guarantee. See note 41 for details of collateral. The interest rate on these facilities is set by the Central Bank and advised to AIB on each rollover date. This rate is linked to the ECB marginal lending rate. These transactions, totalling € 36.6 billion are included within Deposits by central banks and banks in the following table.

The following table outlines the balances held with Irish Government entities(1) at 31 December 2010, together with the highest balances held at any point during the year.

		2010		2009
	Note	Balance € m	Highest(2) balance held € m	Balance € m	Highest(2) balance held € m
Assets
Cash and balances at central banks	a	1,158	6,912	93	6,599
Trading portfolio financial assets		—	40	—	—
Derivative financial instruments		46	101	1	176
Loans and receivables to banks	b	484	6,453	5,138	5,572
Loans and receivables to customers	c	1	1,012	—	1,879
NAMA senior bonds	d	7,869	7,869	—	—
Financial investments available for sale	e	4,478	4,784	3,941	4,070

Total assets		14,036		9,173

		2010		2009
		Balance € m	Highest(2) balance held € m	Balance € m	Highest(2) balance held € m
Liabilities
Deposits by central banks and banks	f	37,151	38,814	6,983	16,647
Customer accounts		274	343	306	406
Derivative financial instruments		—	3	—	111

Total liabilities		37,425		7,289

(1)

Includes all departments of the Irish Government located in the State and embassies, consulates and other institutions of the Irish Government located outside the State. The Post Office Savings Banks (“POSB”) and the National Treasury Management Agency (“NTMA”) are included.

(2)

The highest balance during the period, together with the outstanding balance at the end of each period, is considered the most meaningful way of representing the amount of transactions that have occurred between AIB and the Irish Government.

Substantially all of the above balances relate to Allied Irish Banks, p.l.c..

Notes to the accounts

63 Related party transactions (continued)

[a]

Cash and balances at the Central Bank represents the minimum reserve requirements which AIB is required to hold. Balances on this account can fluctuate significantly due to the reserve requirement being determined on the basis of the institutions average daily reserve holdings over a one month maintenance period.

[b]	The balances on loans and receivables to banks includes statutory balances with the Central Bank as well as overnight funds placed.
[c]	This balance relates to funds placed with NTMA in the normal course of business cash management.
[d]	NAMA senior bonds were received as consideration for loans transferred to NAMA and are detailed in note 31 and under ‘NAMA Programme’ above.
[e]

Financial investments available for sale comprise € 4.3 billion in Irish Government securities held in the normal course of business and NAMA subordinated bonds which have a fair value at 31 December 2010 of € 0.2 billion detailed above under ‘NAMA Programme’.

[f]

This relates to funding received from the Central Bank which is detailed under ‘Funding Support’ above, the total of which amounts to € 36.6 billion. In addition, a deposit relating to Icarom and other funds accepted from the Central Bank are included.

All other balances, both assets and liabilities are carried out in the ordinary course of banking business on normal terms and conditions.

Local government(3)

During 2010, AIB entered into banking transactions in the normal course of business with local government bodies. These transactions include the granting of loans and the acceptance of deposits, and clearing transactions.

Commercial semi-state bodies(4)

During 2010, AIB entered into banking transactions in the normal course of business with semi-state bodies. These transactions principally include the granting of loans and the acceptance of deposits as well as derivative transactions and clearing transactions.

(3)

This category includes local authorities, borough corporations, county borough councils, county councils, boards of town commissioners, urban district councils, non-commercial public sector entities, public voluntary hospitals and schools.

(4)

Semi-state bodies is the name given to organisations within the public sector operating with some autonomy. They include commercial organisations or companies in which the State is the sole or main shareholder.

Financial institutions under Irish Government control/significant influence

Certain financial institutions are related parties to AIB by virtue of the Government either controlling or having a significant influence over these institutions. The following institutions are controlled by the Irish Government: Anglo Irish Bank Corporation Limited, Educational Building Society and Irish Nationwide Building Society. In the case of both Bank of Ireland and Irish Life and Permanent, the Irish Government is deemed to have significant influence over these.

Transactions with these institutions are normal banking transactions entered into in the ordinary course of cash management business under normal business terms. The transactions constitute the short-term placing and acceptance of deposits, derivative transactions, investment in available for sale debt securities and repurchase agreements.

At 31 December 2010, the following balances were outstanding in total to these financial institutions:

	2010 Balance € m
Assets
Derivative financial instruments	135
Loans and receivables to banks	99	(1)
Financial investments available for sale	361

Liabilities
Deposits by central banks and banks	593	(2)
Derivative financial instruments	39
Customer deposits	-	(3)

(1)	The highest balance in loans and receivables to banks amounted to € 450 million in respect of a placing during the year.
(2)	In relation to deposits by central banks and banks, the highest balance was a deposit of € 1.3 billion which was a repurchase agreement.
(3)	Whilst there were no customer deposit balances held at 31 December 2010, an amount of € 750 million received from a subsidiary of one such related party was held for a period of two months.

63 Related party transactions (continued)

(h) Indemnities

On 2 February 2004, AIB Capital Markets plc, a wholly-owned subsidiary, extended the terms of an indemnity previously given to certain former directors, officers and employees of Govett Investment Management Ltd. (“Govett”)—now “AIB Investment Management Limited”—to Mr. Michael Buckley, the former Group Chief Executive, and Mr. Colm Doherty, the former Group Managing Director; Mr. Buckley is a former director of a split capital trust managed by Govett, and Mr. Doherty is a former director of Govett. The aggregate liability of AIB Capital Markets plc under the aforementioned indemnity is € 10 million.

The purpose of the indemnity is to protect the indemnified parties (or any of them) against any civil liability, loss and defence costs which they (or any of them) may suffer by reason of any claim made against them relating to certain split capital or highly leveraged trusts previously managed by Govett and which previously would have been covered by insurance.

Prior to July 2003, the Group’s professional indemnity and directors’ and officers’ liability insurance provided cover in respect of the eventualities mentioned in the previous paragraph. However, on renewal of that insurance on 1 July 2003, and in line with a general change introduced by the insurance industry, exclusions were imposed that removed that cover. By virtue of the terms of the above mentioned indemnity, the indemnified parties now stand in the position they would have been in if those exclusions had not been imposed, except that the aggregate limit of liability under the indemnity is € 10 million rather than the higher amount previously provided by the insurance.

Allied Irish Banks, p.l.c. has indemnified the Directors of Allied Irish Banks Pensions Limited and AIB DC Pensions (Ireland) Limited, the trustees of the Group’s Republic of Ireland defined benefit pension scheme and defined contribution pension scheme, respectively, against any actions, claims or demands arising out of their actions as Directors of the trustee companies, other than by reason of wilful default. Mr. Joe O’Connor, Executive Officer and Ms.Anne Maher, a Director of the Company, were appointed Directors of the above-mentioned trustee companies with effect from 28 August 1997.

Notes to the accounts

64 Commitments

	Group		Allied Irish Banks, p.l.c.
Capital expenditure	2010 € m	2009 € m	2010 € m	2009 € m
Estimated outstanding commitments for capital expenditure not provided for in the financial statements	20	26	20	25
Capital expenditure authorised but not yet contracted for	7	71	6	71

Operating lease rentals

The total of future minimum lease payments under non-cancellable operating leases are set out in the following table.

	Group			Allied Irish Banks, p.l.c.
	2010 € m		2009 € m	2010 € m	2009 € m
One year	73		119	70	72
One to two years	69		108	65	64
Two to three years	58		104	57	61
Three to four years	54		85	54	53
Four to five years	53		81	53	51
Over five years	546		659	170	206

Total	853	(1)	1,156	469	507

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

The minimum lease terms remaining on the most significant leases vary from 2 years to 20 years. The average lease length outstanding until a break clause in the lease arrangements is approximately 11 years with the final contractual remaining terms ranging from 2 years to 37 years.

There are no contingent rents payable and all lease payments are at market rates.

The total of future minimum sublease payments expected to be received under non-cancellable subleases at the reporting date were € 6 million (2009: € 8 million). For Allied Irish Banks, p.l.c. this was € 2 million (2009: € 3 million).

Operating lease payments recognised as an expense for the period were € 73 million (2009: € 75 million). Sublease income amounted to € 2 million (2009: € 1 million). For Allied Irish Banks, p.l.c. operating lease payments recognised were € 68 million (2009: € 69 million). Sublease income for Allied Irish Banks, p.l.c. amounted to € 1 million (2009: € 1 million). Included in the lease payments for Allied Irish Banks, p.l.c. is € 48 million (2009: € 41 million) paid to other Group subsidiaries. Future minimum lease payments due to subsidiaries of Allied Irish Banks, p.l.c. amount to € 280 million excluding VAT (2009: € 329 million excluding VAT) and are included in the total of € 469 million in 2010 (2009: € 507 million).

For details of the sale and leaseback arrangements entered into in 2010 see note 13.

(1)	Details of the future lease payments under non-cancellable operating leases of discontinued operations are detailed in note 72.

65 Employees

The average number of employees by division (excluding employees on career breaks, long term absences or any other unpaid leaves) were as follows;

	Years ended 31 December
	2010	2009	2008
Continuing operations
AIB Bank ROI	6,850	7,284	7,746
Capital Markets(1)	2,177	2,424	2,562
AIB Bank UK	2,342	2,507	2,689
Central & Eastern Europe(2)	N/A	9,596	9,776
Group(3)	2,886	2,870	3,042

	14,255	24,681	25,815
Discontinued operations
BZWBK(4)	9,631	N/A	N/A

Total	23,886	24,681	25,815

(1)	In 2010, Treasury division employees of BZWBK were no longer included in Capital Markets (2009: 109; 2008: 105).
(2)	The Central and Eastern Europe division ceased in 2010, following the classification of BZWBK and BACB as discontinued operations during the year.
(3)	In 2010, the Group division, included employees of AmCredit and assignees based in BZWBK and BACB, which had previously been included within the Central and Eastern Europe division.
(4)	BZWBK includes all staff in BZWBK and its subsidiaries, excluding assignees from AIB.

66 Regulatory compliance

Both AIB Group and Allied Irish Banks, p.l.c. breached their capital ratios in December 2010 for a period of six days. This occurred between the transfer of financial instruments to NAMA on 17 December 2010, and the subsequent issue of capital to the NPRFC on 23 December 2010, which remedied the breach. The breach was reported to the Central Bank.

At 31 December 2010, AIB Group and Allied Irish Banks, p.l.c. benefited from derogations from certain regulatory capital requirements granted on a temporary basis by the Central Bank (see also Financial review - 4. Capital management page 58).

Since November 2010, the liquidity position has been in breach of regulatory ratio requirements. The Central Bank was informed of this breach. The Group expects that its weak funding position will be regularised as the balance sheet is restructured.

67 Financial and other information

	2010	2009	2008
Operating ratios
Operating expenses/operating income(1)(2)	73.6%	43.7%	45.5%
Other income/operating income(1)(2)	17.7%	17.5%	18.1%

Rates of exchange
€ /US$
Closing	1.3362	1.4406	1.3917
Average	1.3259	1.3947	1.4707
€ /Stg£
Closing	0.8608	0.8881	0.9525
Average	0.8578	0.8908	0.7964
€ /PLN
Closing	3.9750	4.1045	4.1535
Average	3.9943	4.3269	3.5114

(1)	Excludes gain on redemption of subordinated liabilities and the loss on transfer of financial instruments to NAMA.
(2)	Relates to continuing operations only.

	Assets		Liabilities
Currency information	2010 € m	2009 € m	2010 € m	2009 € m
Euro	94,328	104,363	104,297	103,952
Other	50,894	69,951	40,925	70,362

	145,222	174,314	145,222	174,314

Notes to the accounts

68 Average balance sheets and interest rates

The following table shows interest rates prevailing at 31 December 2010 together with average prevailing interest rates, gross yields, spreads and margins for the years ended 31 December 2010, 2009 and 2008.

	As at 31 December	Average interest rates for Years ended 31 December
	2010	2010	2009	2008
Interest rates	%	%	%	%

Ireland
AIB Group’s prime lending rate	1.38	1.38	1.48	3.77
European inter-bank offered rate
One month euro	0.78	0.81	0.45	3.88
Three month euro	1.01	1.02	0.72	4.20
United Kingdom
AIB Group’s base rate	0.50	0.50	0.65	4.68
London inter-bank offered rate
One month sterling	0.65	0.65	0.50	4.05
Three month sterling	0.80	0.80	0.63	4.58
Poland
One month zloty	3.52	3.52	3.48	6.22
United States
Prime rate	3.25	3.25	3.25	4.05

Gross yields, spreads and margins(1)
Gross yield(2)
Group		3.40	3.77	5.84
Domestic		2.83	3.19	5.54
Foreign		3.95	4.11	6.67
Continuing operations(5)		3.16	3.57	—
Interest rate spread(3)
Group		1.30	1.73	1.83
Domestic		0.63	1.17	1.64
Foreign		2.14	2.00	2.44
Continuing operations(5)		1.12	1.65	—
Net interest margin(4)
Group		1.49%	1.92%	2.21%
Domestic		1.02%	1.81%	2.23%
Foreign		2.57%	2.21%	2.16%
Continuing operations(5)		1.31%	1.84%	—

Average interest earning assets		2010 € m	2009 € m	2008 € m
Group		153,551	168,139	174,412
Domestic		107,437	120,424	123,469
Foreign		46,114	47,715	50,943
Continuing operations(5)		141,093	156,439	—

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
(4)

Net interest margin represents net interest income as a percentage of average interest earning assets. Net interest margin is presented on a total Group basis and includes both continuing and discontinued operations.

(5)	Continuing operations include both domestic and foreign offices.

68 Average balance sheets and interest rates (continued)

The following tables show the average balances and interest rates of interest earning assets and interest bearing liabilities for the years ended 31 December 2010, 2009 and 2008. The calculation of average balances include daily and monthly averages for reporting units. The average balances used are considered to be representative of the operations of the Group. The average balance sheet is presented on a total Group basis and includes both continuing and discontinued operations.

	Year ended 31 December 2010			Year ended 31 December 2009			Year ended 31 December 2008
Assets	Average balance € m	Interest € m	Average rate %	Average balance € m	Interest € m	Average rate %	Average balance € m	Interest € m	Average rate %
Loans and receivables to customers(1)
Domestic offices	80,899	2,398	3.0	90,347	2,973	3.3	89,641	5,362	6.0
Foreign offices	36,037	1,501	4.2	38,117	1,636	4.3	43,449	3,012	6.9
Trading portfolio financial assets
Domestic offices	54	1	1.9	163	2	1.2	3,390	184	5.4
Foreign offices	588	22	3.7	190	11	5.8	508	16	3.0
Loans and receivables to banks
Domestic offices	4,264	32	0.8	5,044	69	1.4	8,357	316	3.8
Foreign offices	4,039	35	0.9	3,966	34	0.9	1,821	104	5.7
NAMA senior bonds
Domestic offices	2,230	29	1.3	—	—	—	—	—	—
Financial investments available for sale
Domestic offices	19,990	590	2.9	24,870	796	3.2	22,081	999	4.5
Foreign offices	3,906	172	4.4	3,949	192	4.9	4,722	247	5.2
Financial investments held to maturity
Foreign offices	1,544	91	5.9	1,493	87	5.8	443	26	5.9

Average interest earning assets
Domestic offices	107,437	3,050	2.8	120,424	3,840	3.2	123,469	6,861	5.5
Foreign offices	46,114	1,821	3.9	47,715	1,960	4.1	50,943	3,405	6.7
Net interest on swaps		366			538			(46)

Total average interest earning assets	153,551	5,237	3.4	168,139	6,338	3.8	174,412	10,220	5.8
Non-interest earning assets	9,974			13,073			13,183

Total average assets	163,525	5,237	3.2	181,212	6,338	3.5	187,595	10,220	5.4

Percentage of assets applicable to foreign activities			31.4			30.1			30.5

(1)	Includes loans and receivables held for sale to NAMA as at 31 December 2010 and 31 December 2009.

Notes to the accounts

68 Average balance sheets and interest rates (continued)

	2010			2009			2008
Liabilities & shareholders’ equity	Average balance € m	Interest € m	Average rate %	Average balance € m	Interest € m	Average rate %	Average balance € m	Interest € m	Average rate %
Due to banks
Domestic offices	35,402	368	1.0	34,379	437	1.3	27,592	1,234	4.5
Foreign offices	2,718	38	1.4	4,947	64	1.3	3,576	146	4.1
Due to customers
Domestic offices	43,827	924	2.1	49,254	929	1.9	46,015	1,527	3.3
Foreign offices	27,999	541	1.9	27,385	623	2.3	30,569	1,332	4.3
Other debt issued
Domestic offices	21,533	650	3.0	21,610	589	2.7	25,578	1,092	4.3
Foreign offices	3,738	47	1.3	9,668	188	1.9	19,384	773	4.0
Subordinated liabilities
Domestic offices	4,284	382	8.9	3,783	248	6.6	4,206	197	4.7
Foreign offices	127	—	—	844	27	3.2	864	52	6.0

Average interest earning liabilities
Domestic offices	105,046	2,324	2.2	109,026	2,203	2.0	103,391	4,050	3.9
Foreign offices	34,582	626	1.8	42,844	902	2.1	54,393	2,303	4.2

Total average interest earning liabilities	139,628	2,950	2.1	151,870	3,105	2.0	157,784	6,353	4.0
Non-interest earning liabilities	15,972			19,501			20,871

Total average liabilities	155,600	2,950	1.9	171,371	3,105	1.8	178,655	6,353	3.5
Shareholders’ equity	7,925			9,841			8,940

Total average liabilities and shareholders’ equity	163,525	2,950	1.8	181,212	3,105	1.7	187,595	6,353	3.4

Percentage of liabilities applicable to foreign operations			24.4			27.0			33.9

68 Average balance sheets and interest rates (continued)

The following table allocates changes in net interest income between volume and rate for the year ended 31 December 2010 compared with the year ended 31 December 2009 and the year ended 31 December 2009 compared with the year ended 31 December 2008. Volume and rate variances have been calculated based on the movements in average balances over the period and changes in interest rates on average interest earning assets and average interest bearing liabilities respectively. Changes due to a combination of volume and rate are allocated ratably to volume and rate.

	December 2010 over December 2009			December 2009 over December 2008
	Increase/(decrease) due to changes in
	Average Volume € m	Average Rate € m	Net Change € m	Average Volume € m	Average Rate € m	Net Change € m
Interest earning assets
Trading portfolio financial assets
Domestic offices	(1)	—	(1)	(175)	(7)	(182)
Foreign offices	23	(12)	11	(10)	5	(5)
Loans and receivables to banks
Domestic offices	(11)	(26)	(37)	(124)	(123)	(247)
Foreign offices	1	—	1	122	(192)	(70)
Loans and receivables to customers(1)
Domestic offices	(311)	(264)	(575)	42	(2,431)	(2,389)
Foreign offices	(89)	(46)	(135)	(368)	(1,008)	(1,376)
NAMA senior bonds
Domestic offices	29	—	29	—	—	—
Financial investments available for sale
Domestic offices	(156)	(50)	(206)	132	(335)	(203)
Foreign offices	(2)	(18)	(20)	(38)	(17)	(55)
Financial investments held to maturity
Foreign offices	3	1	4	62	(1)	61

Total interest income	(514)	(415)	(929)	(357)	(4,109)	(4,466)

Interest bearing liabilities
Due to banks
Domestic offices	13	(82)	(69)	305	(1,102)	(797)
Foreign offices	(29)	3	(26)	55	(137)	(82)
Due to customers
Domestic offices	(102)	97	(5)	107	(704)	(597)
Foreign offices	14	(96)	(82)	(137)	(573)	(710)
Other debt issued
Domestic offices	(2)	63	61	(171)	(332)	(503)
Foreign offices	(115)	(26)	(141)	(386)	(199)	(585)
Subordinated liabilities
Domestic offices	33	101	134	(20)	71	51
Foreign offices	(23)	(4)	(27)	(1)	(24)	(25)

Total interest expense	(211)	56	(155)	(248)	(3,000)	(3,248)

Net interest income
Domestic offices	(392)	(519)	(911)	(346)	(829)	(1,175)
Foreign offices	89	48	137	237	(280)	(43)

Net interest income (interest earning assets and interest bearing liabilities)	(303)	(471)	(774)	(109)	(1,109)	(1,218)

Net interest on swaps			(172)			584

Net interest income			(946)			(634)

(1)	Includes loans and receivables held for sale to NAMA at 31 December 2010 and 31 December 2009.

Notes to the accounts

69 Non-adjusting events after the reporting period

The following are the significant non-adjusting events that have taken place since 31 December 2010:

Liability management exercises

On 13 January 2011, AIB offered to purchase for cash at 30 per cent. of their face value, lower tier 2 securities (subordinated debt) with a nominal value of € 3.9 billion. On 24 January 2011, the Board approved tender offers for approximately € 2 billion of these lower tier 2 securities. In addition, € 0.2 billion was exchanged for cash in a private placement. These transactions gave rise to a gain of c. € 1.5 billion, increased core tier 1 capital by € 1.5 billion and will be reflected as profit in the 2011 financial statements.

On 13 May 2011, AIB launched a tender offer for cash for all of its outstanding subordinated debt, and other capital instruments (including certain tier 1 capital instruments (total nominal value outstanding € 2.6 billion approximately)) at a range of 10 per cent. to 25 per cent. of their face value. The earliest expected settlement date for this transaction is 17 June 2011. The financial impact of the transaction is not known at this time.

On 13 May 2011, Standard and Poor’s announced that the ratings on AIB’s lower tier 2 debt are to be downgraded to D from CC.

On 17 May 2011, Moody’s announced that the ratings on AIB’s subordinated debt and tier 1 instruments are to be downgraded to C from Ca.

Subordinated Liabilities Order

On 14 April 2011, following an application by the Minister for Finance under Section 29 of the Credit Institutions (Stabilisation) Act 2011, the Irish High Court issued a Subordinated Liabilities Order (“SLO”) in relation to all outstanding subordinated liabilities and other capital instruments (including certain tier 1 capital instruments) of AIB.

The SLO will amend the coupon terms and maturity dates and permit the purchase by AIB of its debt/capital instruments. Details of the particular instruments impacted are set out in notes 47, 51 and 52 to the financial statements.

The purpose of this SLO is to amend the terms of the instruments as follows:

•	The terms of the dated loan capital (note 47) are to be amended such that any interest that may fall due will only be payable at the option of AIB, in its sole discretion.

•	The maturity date of the dated loan capital (note 47) is to be extended to 2035 in all cases.

•

The terms of the RCI (note 51), LP1 (note 52), LP2 and LP3 (note 47) are to be amended to remove any restriction on (i) the payment of any distribution or dividend on any other specified junior or parity securities of AIB, or on (ii) any repurchase or redemption of such junior or parity securities.

•

The terms of the undated loan capital (note 47) are to be amended such that (i) the requirement to pay any arrears of interest on these instruments upon the payment of any dividends by AIB are to be removed, and (ii) the payment of a coupon following the payment of a dividend by AIB is to be entirely at the option of AIB.

Two of the holders of certain Series of the Securities have since challenged the making of the order in proceedings before the High Court. The High Court has set a date of 2 June 2011 to hear the challenges. It is not certain when the conclusion of these challenges will be reached or what the conclusion will be. Pending the outcome of these challenges, the SLO is not yet effective.

Causeway Securities p.l.c., Clogher Securities Limited and Wicklow Gap Limited

On 17 January 2011 Causeway Securities p.l.c. notes, on 21 February 2011 Clogher Securities Limited notes and on 6 April 2011 Wicklow Gap Limited notes (as described in note 37, under Other subsidiary undertakings) were redeemed in full. This had no material financial effect on the Group.

Listing status

On 25 January 2011, AIB ceased trading on the Main Securities Market (“MSM”) of the Irish Stock Exchange and the London Stock Exchange and was listed on the Enterprise Securities Market (“ESM”) of the Irish Stock Exchange, prior to market opening on 26 January 2011. The move to the ESM should not impact shareholders’ ability to buy or sell shares.

Deferral of coupon payment

During 2009, the European Commission indicated that, in line with its policy and pending its assessment of the Group restructuring plan, the Group should not make coupon payments on its tier 1 and tier 2 capital instruments unless under a binding legal obligation to do so. The Group agreed to this request by the European Commission and no distributions were made during 2010 on certain instruments. For further information see note 55 (viii) and note 47.

The deferral of coupon payments continues to be effective and a number of coupon payments have not been made in 2011. The coupon amounting to $ 0.2 million which is cumulative on the US$ 100 million Floating Rate Primary Capital Perpetual Notes was due to be paid on 31 January 2011. A coupon payment amounting to $ 0.2 million was also due on this instrument on 28 April 2011. The coupon amounting to € 0.5 million which is cumulative on the € 200 million Fixed Rate Perpetual Subordinated Notes was due to be paid on 3 February 2011. A coupon payment amounting to € 0.4 million was also due on this instrument on 3 May 2011. The coupon amounting to € 18 million on the RCIs (see note 51) which is non-cumulative was due to be paid on the 28 February 2011.

The above impacted core tier 1 capital.

69 Non-adjusting events after the reporting period (continued)

Completion of the disposal of BZWBK

On 24 February 2011, AIB announced that it had accepted the tender offer of Banco Santander S.A. for shares in Bank Zachodni WBK (“BZWBK”) in respect of its entire shareholding of 51,413,790 shares representing 70.36 per cent. of the share capital of BZWBK. The sale of the 70.36 per cent. stake in BZWBK and the 50% stake in BZWBK AIB Asset Management S.A. completed on 1 April 2011. The proceeds on sale amounting to € 3.1 billion gave rise to a profit on disposal of approximately € 1.6 billion. The equivalent core tier 1 impact for AIB Group arising from the disposal is approximately € 2.3 billion (excluding € 0.2 billion reported in the income statement since the announcement of the transaction).

Transfer of business from Anglo Irish Bank

On 24 February 2011, AIB announced that it had agreed with the NPRFC, pursuant to the Transfer order (under the Credit Institutions (Stabilisation) Act 2010) issued by the High Court, to the immediate transfer of € 7.1 billion deposits and € 12.2 billion NAMA senior bonds from Anglo Irish Bank to AIB. AIB also announced that it had agreed to the transfer of Anglo Irish Bank Corporation (International) PLC in the Isle of Man, including customer deposits of c. € 1.5 billion, to AIB by way of a share sale. A capital contribution of c. € 1.5 billion was generated on the date of the transaction.

Transfer of loans to NAMA

Since 31 December 2010, AIB transferred tranches of loans and receivables to NAMA which were included in ‘financial assets held for sale to NAMA’ in the statement of financial position at 31 December 2010. The carrying value net of provisions of the assets transferred amounted to € 0.8 billion, with the proceeds on sale amounting to € 0.4 billion giving rise to a loss on disposal of € 0.4 billion. This loss had been fully provided for at 31 December 2010 (note 46 ‘Provisions for liabilities and commitments’).

Financial Measures Programme/Government restructuring of Irish domestic banks

On 31 March 2011, the Central Bank published the Financial Measures Programme Report which details the outcome of its review of the capital (PCAR) and funding (PLAR) requirements of domestic Irish banks. The main features of this report as impacting on AIB are as follows:

•

a minimum capital target of 10.5% core tier 1 in the base scenario, and a 6% core tier 1 in the stress scenario, plus an additional protective buffer of which € 1.4 billion may be in the form of contingent capital;

•	a target loan to deposit ratio of 122.5% by 2013 through a combination of run-off and disposal of non-core assets;

•	AIB will have to raise total equity capital of € 13.3 billion (€ 10.5 billion plus € 2.8 billion capital buffer).

Following on this report, the Minister for Finance announced on 31 March 2011 a restructuring of the Irish banking system. This restructuring revolves around two pillar banks, with AIB and EBS merging in the coming months (subject to State aid and regulatory approvals) to form one of these pillar banks. The non-core division of the combined entity will be required to deleverage assets to achieve the target loan to deposit ratio.

The Irish Government has signalled its support for the recapitalisation of the Irish banks, which in total amounts to € 24 billion, to ensure that the Irish banking system is returned to health. It has also signalled that it will seek direct contributions to solving the capital issues of the banking system by requiring further significant contributions from other sources, including from subordinated debt holders, by the sale of assets to generate capital and where possible, by seeking private sector investors. In its announcement, the Government reconfirmed that all deposits remain fully guaranteed by the State under the deposit guarantee scheme and the ELG scheme.

Specific details of the recapitalisation will be worked out in due course.

Replacement of investment manager of CDO funds

On 31 March 2011, the Group completed the sale of its collateral management business and it was replaced as the investment manager of the CDO funds (note 54). This had no material financial effect on the Group.

Conversion of CNV shares

On 8 April 2011, the NPRFC as holder of 10,489,899,564 CNV shares, converted these shares into 10,489,899,564 ordinary shares of Allied Irish Banks, p.l.c. in accordance with the Company’s Articles of Association. This conversion resulted in the NPRFC increasing its holding in the ordinary shares of the Company to 92.8% .

NAMA 2 transfers

Under the EU/IMF Programme of Financial Support for Ireland, in April 2011 the Irish Government agreed that, with regard to Allied Irish Banks, p.l.c., land and development loans with a value less that € 20 million, which the previous Irish Government had decided should be acquired by NAMA (NAMA 2), would not be so acquired. Instead, AIB is required to develop a contingency plan to meet its devleveraging target. The Irish Government has stated that, if this deleveraging plan is not feasible, the Government will

Notes to the accounts

69 Non-adjusting events after the reporting period (continued)

NAMA 2 transfers (continued)

find and implement alternative ways to meet the deleveraging goals and may reconsider the possibility of transferring any such remaining loans into the the NAMA Programme. New legislation may be required for any such transfer, the framework for which was proposed by the previous Irish Government in the form of the National Asset Management Agency (Amendment) Bill 2011 (pages 14 and 278) although that Bill has not been adopted by the current Irish Government.

Senior debt/deposits ratings downgrade

On 18 April 2011, Moody’s downgraded the ratings of AIB to the following:

All debt/deposits covered by the Credit Institutions (Financial Support) Act 2008/the Credit Institutions (Eligible Liability Guarantee) Scheme 2009:

Long term – Baa3; Short term – P-3

All bank deposits not covered by the Credit Institutions (Financial Support) Act 2008/the Credit Institutions (Eligible Liability Guarantee) Scheme 2009:

Long term – Ba2; Short term – Not Prime

All senior unsecured debt not covered by the Credit Institutions (Financial Support) Act 2008/the Credit Institutions (Eligible Liability Guarantee) Scheme 2009:

Long term – Ba3; Short term – Not Prime

Bonus issue of shares in lieu of 2009 Preference Share dividend

In accordance with the provisions attaching to the 2009 Preference Shares, if a cash dividend is not paid, AIB must issue ordinary shares by way of a bonus issue to the holders of the Preference Shares (NPRFC) by capitalising its reserves.

On 13 May 2011, AIB announced that it will issue 1.2 billion bonus shares in lieu of a cash dividend of € 280 million to the NPRFC, bringing the Government shareholding to 93.5% . 484,902,878 bonus shares were issued to the Government on the 13 May 2011 and the remainder will be issued following the annual general meeting at which a resolution will be proposed increasing AIB’s authorised share capital.

Sale of BACB shareholding agreed

On 16 May 2011, AIB announced that it had signed an agreement to sell its 49.99% shareholding in Bulgarian-American Credit Bank AD (note 18) to the Bulgarian private investment company CSIF AD. Completion of the transaction is conditional upon CSIF obtaining Bulgarian regulatory approvals. The transaction will have no material impact on AIB’s capital position.

Organisation restructure

As indicated on page 2 of this Annual Report on Form 20-F, the Group has reviewed its organisational structure. Arising from this review, on 17 May 2011, it announced a restructure of its operations whereby the current divisional structure is being replaced by an integrated bank which will comprise three customer facing units—Personal & Business Banking, Corporate & Institutional Banking and Commercial Banking. The operations of AIB and First Trust Bank will be more aligned and AIB (GB) will be managed as a separate unit. Control and support functions are to be streamlined and centralised.A non-core unit is being set up to assist with the deleveraging process, and will house, manage or dispose of selected assets. The entire organisational transformation process will be supported by a separate dedicated team.

Among other appointments, Mr Bernard Byrne, Group Chief Financial Officer was appointed Director of Personal and Business Banking for AIB Group and Mr Paul Stanley was appointed Acting Chief Financial Officer. Mr Stanley joined AIB in 1980 and has held a number of positions in the Group since that time, most recently as Group Financial Controller.

70 Dividends

No final dividend will be paid in respect of the year ended 31 December 2010.

71 Analysis of financial assets and financial liabilities held for sale to NAMA (continued)

The following tables set out various risk disclosures relating to financial assets and financial liabilities held for sale to NAMA. Further information is available in notes 23 and 29.

Loans and receivables held for sale to NAMA by geographic location and industry sector

	2010
	Republic of Ireland € m	United Kingdom € m	United States of America € m	Total € m
Energy	—	3	—	3
Manufacturing	—	15	—	15
Construction and property	567	1,351	—	1,918
Distribution	43	92	—	135
Transport	1	—	—	1
Financial	—	27	—	27
Other services	27	17	—	44
Personal
- Home mortgages	86	—	—	86
- Other	8	11	—	19

	732	1,516	—	2,248
Provisions	(137)	(192)	—	(329)

Total	595	1,324	—	1,919

	2009
	Republic of Ireland € m	United Kingdom € m	United States of America € m	Total € m
Agriculture	24	1	—	25
Energy	64	4	—	68
Manufacturing	37	16	—	53
Construction and property	18,055	3,523	29	21,607
Distribution	602	85	—	687
Transport	19	—	—	19
Financial	16	20	—	36
Other services	200	57	—	257
Personal
- Home mortgages	138	6	—	144
- Other	289	10	—	299

	19,444	3,722	29	23,195
Provisions	(3,933)	(232)	—	(4,165)

Total	15,511	3,490	29	19,030

Construction and property loans

	2010
	AIB Bank ROI € m	Capital Markets € m	AIB Bank UK € m	Total € m
Investment
Commercial investment	354	—	533	887
Residential investment	24	—	48	72
	378	—	581	959
Development
Commercial development	53	—	73	126
Residential development	136	58	607	801
	189	58	680	927
Contractors	—	—	12	12
Housing associations	—	—	20	20

Total	567	58	1,293	1,918

Notes to the accounts

71 Analysis of financial assets and financial liabilities held for sale to NAMA (continued)

Construction and property loans (continued)

	2009
	AIB Bank ROI € m	Capital Markets € m	AIB Bank UK € m	Total € m
Investment
Commercial investment	3,687	323	661	4,671
Residential investment	816	—	122	938

	4,503	323	783	5,609
Development(1)
Commercial development	4,840	45	411	5,296
Residential development	8,716	77	1,849	10,642

	13,556	122	2,260	15,938
Contractors	38	—	22	60

Total	18,097	445	3,065	21,607

(1)

As stated in the December 2009 accounts, certain customer relationships span the portfolio sub-sectors and accordingly an element of management estimation has been applied. The allocation to sub-sectors has been refined during 2010 and consequently the profile as at December 2009 has been amended to reflect this.

Loans for property investment comprises of loans for investment in commercial, retail office and residential property (the majority of these loans are underpinned by cash flows from lessees as well as the investment property collateral). Commercial investment by its nature has a strong element of tenant risk.

The commercial investment exposure in AIB Bank ROI of € 354 million (2009: € 3,687 million) is spread across the following property types: retail 20% (2009: 35%); office 37% (2009: 36%); industrial 1% (2009: 5%); and mixed 42% (2009: 24%). The commercial investment exposure in Capital Markets in 2010 was Nil (2009: € 323 million) and in 2009 predominantly related to offices.

Internal credit ratings

Loans and receivables held for sale to NAMA

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

Other includes loans to SMEs and individuals. In some cases behaviour scoring and credit scoring methodologies are used.

Details of the Group’s rating profiles and masterscale ranges are set out in note 34.

	2010
Group Masterscale grade	Corporate/ Commercial € m	Residential mortgages € m	Other € m	Total € m
1 to 3	—	7	—	7
4 to 10	863	5	12	880
11 to 13	439	5	1	445

	1,302	17	13	1,332
Past due but not impaired	164	10	1	175	(1)
Impaired	710	30	1	741

	2,176	57	15	2,248

Provisions				(329)

Total				1,919

71 Analysis of financial assets and financial liabilities held for sale to NAMA (continued)

Internal credit ratings (continued)

Loans and receivables held for sale to NAMA

	2009
Group Masterscale grade	Corporate/ Commercial € m	Residential mortgages € m	Other € m	Total € m
1 to 3	17	3	1	21
4 to 10	7,524	11	130	7,665
11 to 13	2,664	1	19	2,684

	10,205	15	150	10,370
Past due but not impaired	1,833	8	27	1,868
Impaired	10,832	2	123	10,957

	22,870	25	300	23,195

Provisions				(4,165)

Total				19,030

(1)	Of this amount Nil relates to masterscale grade 1 - 3, € 19 million relates to masterscale grade 4 - 10, and € 156 million relates to masterscale grade 11 - 13.

Criticised loans at 31 December 2010 amount to € 1.6 billion (2009: € 16.4 billion) or 70.7% (2009: 70.6%) of loans and receivables held for sale to NAMA.

Aged analysis of contractually past due but not impaired facilities

	2010
	1-30 days € m	31-60 days € m	61-90 days € m	91+ days € m	Total € m
Construction and property	4	70	67	18	159
Distribution	—	—	—	1	1
Other services	—	—	—	2	2
Personal
- Home mortgages	3	1	1	6	11
- Other	—	—	—	1	1

	7	71	68	28	174

As a percentage of total loans(1)	0.3%	3.2%	3.0%	1.3%	7.8%

	2009
	1-30 days € m	31-60 days € m	61-90 days € m	91+ days € m	Total € m
Agriculture	—	1	—	1	2
Energy	—	2	—	—	2
Construction and property	1,032	284	164	269	1,749
Distribution	12	9	—	9	30
Financial	13	—	—	1	14
Other services	8	1	—	8	17
Personal
- Home mortgages	4	2	1	2	9
- Other	19	10	3	13	45

	1,088	309	168	303	1,868

As a percentage of total loans(1)	4.7%	1.3%	0.7%	1.3%	8.1%

(1)	Total loans relate to loans and receivables held for sale to NAMA and are gross of provisions and unearned income.

The figures reported are inclusive of overdrafts, bridging loans and cases with expired limits. Where a borrower is past due, the entire exposure is reported, rather than the amount of any arrears.

Notes to the accounts

71 Analysis of financial assets and financial liabilities held for sale to NAMA (continued)

Impaired loans held for sale to NAMA by geographic location and industry sector

	2010
	Republic of Ireland € m	United Kingdom € m	Total € m
Construction and property	167	450	617
Distribution	36	13	49
Other services	15	15	30
Personal
- Home mortgages	37	—	37
- Other	5	3	8

	260	481	741

	2009
	Republic of Ireland € m	United Kingdom € m	Total € m
Agriculture	15	—	15
Energy	23	—	23
Manufacturing	10	—	10
Construction and property	9,684	833	10,517
Distribution	228	—	228
Financial	1	3	4
Other services	33	6	39
Personal
- Home mortgages	17	—	17
- Other	103	1	104

	10,114	843	10,957

71 Analysis of financial assets and financial liabilities held for sale to NAMA (continued)

Provision for impairment of loans and receivables held for sale to NAMA by geographic location and industry sector

	2010
	Republic of Ireland € m	United Kingdom € m	Total € m
Construction and property	39	176	215
Distribution	8	—	8
Other services	3	1	4
Personal
- Other	2	—	2

Specific	52	177	229
IBNR	85	15	100

Total provisions	137	192	329

	2009
	Republic of Ireland € m	United Kingdom € m	Total € m
Agriculture	5	—	5
Energy	8	—	8
Manufacturing	3	—	3
Construction and property	3,245	189	3,434
Distribution	79	—	79
Financial	—	2	2
Other services	11	1	12
Personal
- Home mortgages	6	—	6
- Other	35	—	35

Specific	3,392	192	3,584
IBNR	541	40	581

Total provisions	3,933	232	4,165

The provision for loss on transfer of loans to NAMA is set out in note 46.

The following table shows the notional principal amounts and the fair values of derivative financial instruments held for sale to NAMA as at 31 December 2010 and 2009.

	2010			2009
Group	Notional principal	Fair values		Notional principal	Fair values
	amount	Assets	Liabilities	amount	Assets	Liabilities
Derivative financial instruments held for sale to NAMA	€ m	€ m	€ m	€ m	€ m	€ m
Interest rate derivatives - over the counter (OTC)
Interest rate swaps	189	15	—	2,720	125	(3)

Interest rate contracts total	189	15	—	2,720	125	(3)

Total derivative financial instruments held for sale to NAMA	189	15	—	2,720	125	(3)

Notes to the accounts

72 Additional information in relation to discontinued operations

The following tables show the geographic information for the years ended 31 December 2010, 2009 and 2008 for discontinued operations.

Operations by geographic segments - Poland(1)	2010 € m	2009 € m	2008 € m
Net interest income	443	361	475
Other income	403	392	452
Non-current assets(2)	665	N/A	N/A

(1)	The revenue information above is based on the location of the office recording the transaction.
(2)

Non-current assets comprise intangible assets and goodwill, property, plant and equipment included within ‘disposal groups and non-current assets held for sale’. On classification as discontinued operations, there is no restatement of prior periods for assets and liabilities.

The following cash flows attributable to discontinued operations are included in the statement of cash flows of the Group:

	2010 € m	2009 € m	2008 € m
(Loss)/profit after taxation	199	(45)	322
Income tax	72	51	75

(Loss)/profit before taxation	271	6	397
Net movement in non cash items from operating activities	111	318	(20)
Net cash (outflow)/inflow from operating assets and liabilities	(318)	(534)	709
Taxation paid	(56)	(84)	(98)

Net cash flows from operating activities	8	(294)	988
Net cash flows from investing activities	42	(30)	(1,079)
Net cash flows from financing activities	(22)	—	(18)

Increase/(decrease) in cash and cash equivalents	28	(324)	(109)
Cash and cash equivalents at beginning of period	716	1,030	1,278
Effect of exchange rates on cash and cash equivalents	23	10	(139)

Cash and cash equivalents at end of period	767	716	1,030

Further details in relation to discontinued operations are set out in note 18.

72 Additional information in relation to discontinued operations (continued)

Trading portfolio financial assets	2010 € m
Debt securities:
Government securities	434
Equity securities	12

446

2010 € m
Of which listed:
Debt securities	434
Equity securities	12

446

The following table shows the notional principal amounts and the fair values of derivative financial instruments analysed by product and purpose as at 31 December 2010.

	2010
	Notional principal	Fair values
	amount	Assets	Liabilities
Derivative financial instruments	€ m	€ m	€ m
Derivatives held for trading
Interest rate derivatives — over the counter (OTC)
Interest rate swaps	4,955	60	(37)
Cross-currency interest rate swaps	920	9	(39)
Forward rate agreements	3,082	1	—

Interest rate contracts total	8,957	70	(76)

Foreign exchange derivatives (OTC)
Foreign exchange contracts	2,282	29	(25)
Currency options bought & sold	322	10	(10)

Foreign exchange derivatives total	2,604	39	(35)

Total trading contracts	11,561	109	(111)

Derivatives designated as fair value hedges
Interest rate swaps	236	—	(3)
Derivatives designated as cash flow hedges
Interest rate swaps	175	4	(1)

Total hedging contracts	411	4	(4)

Total derivative financial instruments	11,972	113	(115)

Notes to the accounts

72 Additional information in relation to discontinued operations (continued)

Loans and receivables to banks	2010 € m
Funds placed with other banks	132

	132

Loans and receivables to customers	2010 € m
Loans and receivables to customers	7,933
Amounts receivable under finance leases and hire purchase contracts	611
Unquoted securities	30
Provisions for impairment of loans and receivables (note 29)	(344)

	8,230	(1)

(1)	The unwind of the discount on impaired loans amounted to € 28 million and is included in the carrying value of loans and receivables to customers.

By geographic location and industry sector

	2010
Poland	Total loans and receivables to customers € m	of which impaired € m	Provision for impairment € m
Agriculture	133	12	(7)
Energy	70	1	(1)
Manufacturing	978	62	(29)
Construction and property	2,542	264	(68)
Distribution	837	57	(28)
Transport	81	15	(7)
Financial	125	2	(1)
Other services	318	23	(13)
Personal
- Home mortgages	1,821	19	(8)
- Other	1,051	97	(77)
Lease financing	685	35	(20)

	8,641	587	(259)
Unearned income	(67)	—	—
Provisions - specific	(259)	—	—
Provisions - IBNR	(85)	—	(85)

Total	8,230	587	(344)

72 Additional information in relation to discontinued operations (continued)

Aged analysis of contractually past due but not impaired loans and receivables to customers

	2010
	1-30 days € m	31-60 days € m	61-90 days € m	91+ days € m	Total € m
Agriculture	10	2	1	—	13
Manufacturing	31	3	1	—	35
Construction and property	17	12	2	1	32
Distribution	27	15	1	—	43
Transport	15	3	1	—	19
Financial	2	—	—	—	2
Other services	12	4	—	—	16
Personal
- Home mortgages	50	11	3	—	64
- Credit cards	6	2	1	—	9
- Other	50	12	7	2	71

	220	64	17	3	304

As a percentage of total loans(1)	2.5%	0.7%	0.2%	0.1%	3.5%

(1)	Total loans relate to loans and receivables to customers and are gross of provisions and unearned income.

The figures reported are inclusive of overdrafts, bridging loans and cases with expired limits. Where a borrower is past due, the entire exposure is reported, rather than the amount of any arrears.

Internal credit ratings

Loans and receivables to customers

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

Other includes loans to SMEs and individuals. In some cases behaviour scoring and credit scoring methodologies are used.

Details of the Group’s rating profiles and masterscale ranges are set out in note 34.

	2010
Masterscale grade	Corporate/ Commercial € m	Residential mortgages € m	Other € m	Total € m
1 to 3	—	918	16	934
4 to 10	3,133	799	1,841	5,773
11 to 13	730	20	293	1,043

	3,863	1,737	2,150	7,750
Past due but not impaired	48	65	191	304 (1)
Impaired	323	19	245	587

	4,234	1,821	2,586	8,641

Unearned income				(67)
Provisions				(344)

Total				8,230

(1)	Of this amount € 6 million relates to masterscale grade 1 - 3, € 138 million relates to masterscale grade 4 - 10, and € 160 million relates to masterscale grade 11 - 13.

Criticised loans at 31 December 2010 amount to € 1.6 billion or 18.7% of loans and receivables to customers, within discontinued operations.

Notes to the accounts

72 Additional information in relation to discontinued operations (continued)

External credit ratings

The external ratings profiles of loans and receivables to banks, trading portfolio financial assets (excluding equity securities), financial investments available for sale (excluding equity securities) and financial investments held to maturity are as follows:

	2010
	Bank € m	Sovereign € m	Total € m
AAA/AA	111	—	111
A	40	3,546	3,586

Total	151	3,546	3,697

The following table gives, at the 31 December 2010, the carrying value (fair value) of financial investments available for sale by major classifications together with the unrealised gains and losses.

	2010
Financial investments available for sale	Fair value € m	Unrealised gross gains € m	Unrealised gross losses € m	Net unrealised gains/(losses) € m	Tax effect € m	Net after tax € m
Debt securities
Euro government securities	70	2	—	2	(1)	1
Non Euro government securities	1,626	10	(4)	6	(1)	5
U.S. Treasury & U.S. Government agencies	5	—	—	—	—	—
Euro bank securities	19	1	—	1	—	1

Total debt securities	1,720	13	(4)	9	(2)	7
Equity securities	172	129	(1)	128	(24)	104

Total financial investments available for sale	1,892	142	(5)	137	(26)	111

Debt securities analysed by remaining contractual maturity	2010 € m
Due within one year						376
After one year, but within five years						950
After five years, but within ten years						394
After ten years						—

						1,720

Financial investments available for sale	2010 € m
Of which listed:
Debt securities						1,720
Equity securities						5
Of which unlisted:
Debt securities						—
Equity securities						167

						1,892

72 Additional information in relation to discontinued operations (continued)

The following table gives at 31 December 2010, an analysis of the securities portfolio with unrealised losses, distinguished between securities with continuous unrealised loss positions of less than 12 months and those with continuous unrealised loss positions for periods in excess of 12 months.

	2010			2010
	Fair value			Unrealised losses
	Investments with unrealised losses of less than 12 months € m	Investments with unrealised losses of more than 12 months € m	Total € m	Unrealised losses of less than 12 months € m	Unrealised losses of more than 12 months € m	Total € m
Debt securities
Non Euro government securities	229	433	662	(1)	(3)	(4)

Total debt securities	229	433	662	(1)	(3)	(4)
Equity securities	2	3	5	—	(1)	(1)

Total	231	436	667	(1)	(4)	(5)

Analysis of movements in financial investments held to maturity - debt securities						2010 € m
Reclassified from continuing operations to disposal groups and non-current assets held for sale (note 24)						1,586
Maturities						(238)
Purchases						—
Exchange translation adjustments						63
Amortisation of discount						—

At 31 December						1,411

Deposits by central banks and banks						2010 € m
Securities sold under agreements to repurchase						409
Other borrowings from banks						141

						550

Government securities amounting to € 409 million have been pledged under agreements to repurchase.

Customer accounts	2010 € m
Current accounts	4,661
Time deposits	5,835

10,496

Contingent liabilities and commitments

For total of contingent liabilities and commitments relating to discontinued operations, refer to notes 53 and 61.

Operating lease rentals

The total of future minimum lease payments under non-cancellable operating leases are set out below:

2010 € m
One year	37
One to two years	34
Two to three years	29
Three to four years	26
Four to five years	23
Over five years	77

Total	226

The total of future minimum sublease payments expected to be received under non-cancellable subleases at the reporting date were Nil. Operating lease payments recognised as an expense for the period were € 36 million.

Notes to the accounts

73 Additional parent company information on risk

Maximum exposure to credit risk

	2010			2009
	Amortised cost € m	Fair value € m	Total € m	Amortised cost € m	Fair value € m	Total € m
Balances at central banks(1)	1,462	—	1,462	2,069	—	2,069
Items in course of collection	134	—	134	127	—	127
Financial assets held for sale to NAMA	575	1	576	15,866	125	15,991
Disposal groups and non-current assets held for sale	74	—	74	—	—	—
Trading portfolio financial assets(2)	—	31	31	—	116	116
Derivative financial instruments(3)	—	3,534	3,534	—	5,465	5,465
Loans and receivables to banks(4)	45,961	—	45,961	58,816	—	58,816
Loans and receivables to customers(5)	63,496	—	63,496	67,928	—	67,928
NAMA senior bonds	7,869	—	7,869	—	—	—
Financial investments available for sale(6)	—	19,082	19,082	—	22,091	22,091
Other assets:
Sale of securities awaiting settlement	2	—	2	28	—	28
Trade receivables	16	—	16	19	—	19
Accrued interest(7)	449	—	449	762	—	762

	120,038	22,648	142,686	145,615	27,797	173,412
Financial guarantees	3,338	—	3,338	5,980	—	5,980
Loan commitments and other credit
related commitments	11,330	—	11,330	13,203	—	13,203
	14,668	—	14,668	19,183	—	19,183

Maximum exposure to credit risk	134,706	22,648	157,354	164,798	27,797	192,595

(1)	Included within cash and balances at central banks of € 2,007 million (2009: € 2,589 million).
(2)	Excluding equity shares of € 2 million (2009: € 4 million).
(3)	Exposures to subsidiary undertakings of € 470 million (2009: € 350 million) have been included.
(4)	Exposures to subsidiary undertakings of € 43,793 million (2009: € 50,389 million) have been included.
(5)	Exposures to subsidiary undertakings of € 15,203 million (2009: € 15,613 million) have been included.
(6)	Excluding equity shares of € 237 million (2009: € 87 million).
(7)	Exposures to subsidiary undertakings of € 40 million (2009: € 393 million) have been included.

73 Additional parent company information on risk (continued)

Classification and measurement of financial assets and financial liabilities

	2010
	At fair value through profit and loss		At fair value through equity		At amortised cost			Total
Allied Irish Banks, p.l.c.	Held for trading € m	Fair value hedge derivatives € m	Cashflow hedge derivatives € m	Available for sale securities € m	Loans and receivables € m	Other € m		€ m
Financial assets
Cash and balances at central banks	—	—	—	—	1,462	545	(1)	2,007
Items in the course of collection	—	—	—	—	134	—		134
Financial assets held for sale to NAMA	1	—	—	—	575	2		578
Trading portfolio financial assets	33	—	—	—	—	—		33
Derivative financial instruments(2)	1,994	264	1,276	—	—	—		3,534
Loans and receivables to banks(3)	—	—	—	—	45,961	—		45,961
Loans and receivables to customers(4)	—	—	—	—	63,496	—		63,496
NAMA senior bond	—	—	—	—	7,869	—		7,869
Financial investments available for sale	—	—	—	19,319	—	—		19,319
Other financial assets	—	—	—	—	—	467		467

	2,028	264	1,276	19,319	119,497	1,014		143,398

Financial liabilities
Deposits by central banks and banks(5)	—	—	—	—	—	73,605		73,605
Customer accounts(6)	—	—	—	—	—	49,489		49,489
Derivative financial instruments(7)	2,251	472	676	—	—	—		3,399
Debt securities in issue	—	—	—	—	—	12,611		12,611
Subordinated liabilities and other capital instruments	—	—	—	—	—	4,193		4,193
Other financial liabilities	—	—	—	—	—	230		230

	2,251	472	676	—	—	140,128		143,527

Notes to the accounts

73 Additional parent company information on risk (continued)

Classification and measurement of financial assets and financial liabilities (continued)

	2009
	At fair value through profit and loss		At fair value through equity		At amortised cost			Total
Allied Irish Banks, p.l.c.	Held for trading €	Fair value hedge derivatives € m	Cashflow hedge derivatives € m	Available for sale securities € m	Loans and receivables € m	Other € m		€ m
Financial assets
Cash and balances at central banks	—	—	—	—	2,069	520	(1)	2,589
Items in the course of collection	—	—	—	—	127	—		127
Financial assets held for sale to NAMA	125	—	—	—	15,827	39		15,991
Trading portfolio financial assets	120	—	—	—	—	—		120
Derivative financial instruments(2)	3,851	124	1,490	—	—	—		5,465
Loans and receivables to banks(3)	—	—	—	—	58,816	—		58,816
Loans and receivables to customers(4)	—	—	—	—	67,928	—		67,928
Financial investments available for sale	—	—	—	22,178	—	—		22,178
Other financial assets	—	—	—	—	—	809		809

	4,096	124	1,490	22,178	144,767	1,368		174,023

Financial liabilities
Deposits by central banks and banks(5)	—	—	—	—	—	62,268		62,268
Customer accounts(6)	—	—	—	—	—	72,697		72,697
Financial liabilities held for sale to NAMA	3	—	—	—	—	—		3
Trading portfolio financial liabilities	22	—	—	—	—	—		22
Derivative financial instruments(7)	4,069	391	644	—	—	—		5,104
Debts securities in issue	—	—	—	—	—	23,261		23,261
Subordinated liabilities and other capital instruments	—	—	—	—	—	4,450		4,450
Other financial liabilities	—	—	—	—	—	1,371		1,371

	4,094	391	644	—	—	164,047		169,176

(1)	Comprises cash on hand.
(2)	Includes exposure to subsidiary undertakings of € 470 million (2009: € 350 million).
(3)	Includes exposure to subsidiary undertakings of € 43,793 million (2009: € 50,389 million).
(4)	Includes exposure to subsidiary undertakings of € 15,203 million (2009: € 15,613 million).
(5)	Includes exposure to subsidiary undertakings of € 26,504 million (2009: € 31,481 million).
(6)	Includes exposure to subsidiary undertakings of € 7,993 million (2009: € 13,035 million).
(7)	Includes exposure to subsidiary undertakings of € 494 million (2009: € 365 million).

73 Additional parent company information on risk (continued)

Financial assets and financial liabilities by contractual residual maturity

	2010
Allied Irish Banks, p.l.c.	Repayable on demand € m	3 months or less but not repayable on demand € m	1 year or less but over 3 months € m	5 years or less but over 1 year € m	Over 5 years € m	Total € m
Financial assets
Financial assets held for sale to NAMA(1)(2)	328	84	119	146	36	713
Trading portfolio financial assets(3)	—	2	9	9	11	31
Derivative financial instruments(4)	—	192	262	1,524	1,556	3,534
Loans and receivables to banks(1)	26,045	5,605	1,437	12,476	402	45,965
Loans and receivables to customers(1)	12,049	10,085	7,122	16,283	23,871	69,410
NAMA senior bonds	—	7,869	—	—	—	7,869
Financial investments available for sale(3)	—	1,624	2,600	7,791	7,067	19,082
Other financial assets	2	465	—	—	—	467

	38,424	25,926	11,549	38,229	32,943	147,071

Financial liabilities
Derivative financial instruments(4)	—	256	199	1,282	1,662	3,399
Deposits by central banks and banks	6,557	56,774	2,174	5,878	2,222	73,605
Customer accounts	19,106	17,046	4,746	4,601	3,990	49,489
Debt securities in issue	18	523	2,094	9,976	—	12,611
Subordinated liabilities and other capital instruments	—	—	—	322	3,871	4,193
Other financial liabilities	70	160	—	—	—	230

	25,751	74,759	9,213	22,059	11,745	143,527

	2009
Allied Irish Banks, p.l.c.	Repayable on demand € m	3 months or less but not repayable on demand € m	1 year or less but over 3 months € m	5 years or less but over 1 year € m	Over 5 years € m	Total € m
Financial assets
Financial assets held for sale to NAMA(1)(2)	89	14,526	1,943	1,875	1,449	19,882
Trading portfolio financial assets(3)	—	—	27	84	5	116
Derivative financial instruments(4)	—	539	1,545	2,014	1,367	5,465
Loans and receivables to banks(1)	33,898	17,201	5,681	893	1,147	58,820
Loans and receivables to customers(1)	6,652	16,720	7,575	20,085	19,039	70,071
Financial investments available for sale(3)	—	638	3,112	10,232	8,109	22,091
Other financial assets	28	781	—	—	—	809

	40,667	50,405	19,883	35,183	31,116	177,254

Financial liabilities
Financial liabilities held for sale to NAMA	—	—	—	—	3	3
Trading portfolio financial liabilities	22	—	—	—	—	22
Derivative financial instruments(4)	54	420	1,398	1,811	1,421	5,104
Deposits by central banks and banks	10,751	31,761	9,336	8,200	2,220	62,268
Customer accounts	22,022	35,025	7,023	4,419	4,208	72,697
Debt securities in issue	39	7,371	10,030	5,821	—	23,261
Subordinated liabilities and other capital instruments	—	—	—	—	4,450	4,450
Other financial liabilities	1,074	297	—	—	—	1,371

	33,962	74,874	27,787	20,251	12,302	169,176

(1)	Shown gross of provisions for impairment.
(2)	Accrued interest receivable not included, derivative financial assets included.
(3)	Excluding equity shares.
(4)	Shown by maturity date of contract.

The balances shown above for Allied Irish Banks, p.l.c. include exposures to subsidiary undertakings.

Notes to the accounts

73 Additional parent company information on risk (continued)

Financial liabilities by undiscounted contractual maturity

The undiscounted cash flows potentially payable under guarantees and similar contracts, included below within contingent liabilities, are classified on the basis of the earliest date they can be called. The Group is only called upon to satisfy a guarantee when the guaranteed party fails to meet its obligations. The Group expects most guarantees it provides to expire unused.

The Group have given commitments to provide funds to customers under undrawn facilities. The undiscounted cash flows have been classified on the basis of the earliest date that the facility can be drawn. The Group does not expect all facilities to be drawn, and some may lapse before drawdown.

In the 2009 Annual Financial Report these numbers were presented by contractual maturity, however, for comparative purposes they have been re-presented in this table on the same basis as for 2010.

	2010
Allied Irish Banks, p.l.c.	Repayable on demand	3 months or less but not repayable on demand € m	1 year or less but over 3 months € m	5 years or less but over 1 year € m	Over 5 years € m	Total € m
Contingent liabilities(1)	44	3,294	—	—	—	3,338
Commitments	4,849	6,481	—	—	—	11,330

	4,893	9,775	—	—	—	14,668

	2009
Allied Irish Banks, p.l.c.	Repayable on demand	3 months or less but not repayable on demand € m	1 year or less but over 3 months € m	5 years or less but over 1 year € m	Over 5 years € m	Total € m
Contingent liabilities(1)	39	5,941	—	—	—	5,980
Commitments	5,537	7,666	—	—	—	13,203

	5,576	13,607	—	—	—	19,183

(1)	Included in exposure to Allied Irish Banks, p.l.c. are amounts relating to Group subsidiaries of € 87 million (2009: € 86 million).

Fair value of financial instruments

Fair value hierarchy

The following tables set out, by financial instrument measured at fair value, the valuation methodologies(1) adopted in the financial statements as at 31 December 2010 and as at 31 December 2009.

		2010
	Allied Irish Banks, p.l.c.	Level 1 € m	Level 2 € m	Level 3 € m	Total € m
	Financial assets
	Derivative financial instruments held for sale to NAMA	—	1	—	1
	Trading portfolio financial assets	23	10	—	33
	Derivative financial instruments	—	3,534	—	3,534
Financial investments available for sale	- debt securities	16,966	2,104	12	19,082
	- equity securities	28	14	195	237

		17,017	5,663	207	22,887

	Financial liabilities
	Derivative financial instruments	1	3,276	122	3,399

		1	3,276	122	3,399

73 Additional parent company information on risk (continued)

Fair value hierarchy (continued)

		2009
Allied Irish Banks, p.l.c.		Level 1 € m	Level 2 € m	Level 3 € m	Total € m
Financial assets
Derivative financial instruments held for sale to NAMA		—	125	—	125
Trading portfolio financial assets		120	—	—	120
Derivative financial instruments		—	5,465	—	5,465
Financial investments available for sale	- debt securities	9,537	9,748	2,806	22,091
	- equity securities	34	17	36	87

		9,691	15,355	2,842	27,888

Financial liabilities
Derivative financial instruments held for sale to NAMA		—	3	—	3
Trading portfolio financial liabilities		22	—	—	22
Derivative financial instruments		—	5,104	—	5,104

		22	5,107	—	5,129

(1)	Valuation methodologies in the fair value hierarchy:
(a)	quoted market prices (unadjusted) - Level 1;
(b)	valuation techniques which use observable market data - Level 2; and
(c)	valuation techniques which use unobservable market data - Level 3.

Reconciliation of balances in Level 3 of the fair value hierarchy

The following table shows a reconciliation from the beginning balances to the ending balances for fair value measurements in Level 3 of the fair value hierarchy:

Allied Irish Banks, p.l.c.	2010
	Financial assets					Financial liabilities
	Trading portfolio € m	Derivatives € m	AFS		Total € m	Derivatives € m	Total € m
			Debt securities € m	Equity securities € m

At 1 January 2010	—	—	2,806	36	2,842	—	—
Transfers into Level 3	—	—	—	—	—	127	127
Transfers out of Level 3	—	—	(2,794)	(8)	(2,802)	(2)	(2)
Total gains or losses in:
- profit or loss	—	—	5	(3)	2	50	50
- other comprehensive income	—	—	—	(52)	(52)	—	—
NAMA senior bonds/subordinated bonds	—	—	7,864 (1)	220	8,084	—	—
Purchases	—	—	—	2	2	—	—
Reclassification between categories	—	—	(7,869)	—	(7,869)	—	—
Settlements	—	—	—	—	—	(53)	(53)

At 31 December 2010	—	—	12	195	207	122	122

(1)

At 31 December 2010, NAMA senior bonds were reclassified to loans and receivables. These bonds were reclassified because of the nature of the bonds and the fact that AIB has the ability and intention to hold them to maturity.

Transfers into Level 3 occurred because the market prices for these instruments became unobservable.

Transfers out of Level 3 occurred because of increased observability in the market prices of these instruments.

Notes to the accounts

73 Additional parent company information on risk (continued)

Fair value of financial instruments (continued)

Losses included in profit or loss for the period in the previous tables are presented in the income statement and are recognised as:

Allied Irish Banks, p.l.c.
2010
€ m
Net trading income	(42)
Other	(6)

Total	(48)

Losses for the period included in the income statement relating to financial assets and liabilities held at the end of the reporting period:

Allied Irish Banks, p.l.c.
2010
€ m
Net trading income	(8)
Other	(4)

Total	(12)

The following table shows a reconciliation from the beginning balances to the ending balances for fair value measurements in Level 3 of the fair value hierarchy.

	2009
	Financial assets					Financial liabilities
	Trading portfolio € m	Derivatives € m	AFS		Total € m	Derivatives € m	Total € m
			Debt securities € m	Equity securities € m

Allied Irish Banks, p.l.c.
At 1 January 2009	—	—	3,581	27	3,608	—	—
Transfers into Level 3	—	—	—	10	10	—	—
Total gains or losses
- in profit or loss	—	—	—	(1)	(1)	—	—
- in other comprehensive income	—	—	(116)	—	(116)	—	—
Settlements	—	—	(659)	—	(659)	—	—

At 31 December 2009	—	—	2,806	36	2,842	—	—

Transfers into Level 3 occurred because the market prices for these instruments became unobservable.

Losses included in profit or loss for the period in the above tables are presented in the income statement and are recognised as:

Allied Irish Banks, p.l.c.
2009
€ m
Net trading income	—
Other	(1)

Total	(1)

Losses for the period included in the income statement relating to financial assets and liabilities held at the end of the reporting period:

Allied Irish Banks, p.l.c.
2009
€ m
Net trading income	—
Other	—

Total	—

73 Additional parent company information on risk (continued)

Fair value of financial instruments (continued)

Sensitivity of Level 3 measurements

The implementation of valuation techniques involves a considerable degree of judgement. While the Group believes its estimates of fair value are appropriate, the use of different measurements or assumptions could lead to different fair values. The following table sets out the impact of using reasonably possible alternative assumptions, including the impact of changing credit spread assumptions for debt securities.

		2010
		Level 3
		Effect on income statement		Effect on other comprehensive income
Allied Irish Banks, p.l.c.		Favourable € m	Unfavourable € m	Favourable € m	Unfavourable € m
Classes of financial assets
Trading portfolio financial assets		—	—	—	—
Financial investments available for sale	- debt securities	—	—	—	—
	- equity securities	—	—	165	(106)

Total		—	—	165	(106)

Classes of financial liabilities
Derivative financial instruments		28	(28)	—	—

Total		28	(28)	—	—

		2009
		Level 3
		Effect on income statement		Effect on other comprehensive income
Allied Irish Banks, p.l.c.		Favourable € m	Unfavourable € m	Favourable € m	Unfavourable € m
Classes of financial assets
Trading portfolio financial assets		—	—	—	—
Financial investments available for sale	- debt securities	—	—	272	(470)
	- equity securities	—	—	—	—

Total		—	—	272	(470)

The following table shows the notional principal amounts and the fair values of derivative financial instruments held for sale to NAMA as at 31 December 2010 and 2009.

	2010			2009
Allied Irish Banks, p.l.c.	Notional Principal amount € m	Fair values		Notional Principal amount € m	Fair values
		Assets € m	Liabilities € m		Assets € m	Liabilities € m

Derivative financial instruments held for sale to NAMA
Interest rate derivatives—over the counter (OTC)
Interest rate swaps	50	1	—	2,720	125	(3)

Interest rate contracts total	50	1	—	2,720	125	(3)

Total derivative financial instruments held for sale to NAMA	50	1	—	2,720	125	(3)

Notes to the accounts

73 Additional parent company information on risk (continued)

The information contained in this note relates only to third party exposures arising within Allied Irish Banks, p.l.c.

Loans and receivables to customers (excluding loans and receivables held for sale to NAMA)

By geographic location and industry sector

	2010
	Republic of Ireland € m	United Kingdom € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	1,927	—	—	—	1,927
Energy	527	298	201	163	1,189
Manufacturing	2,234	415	60	153	2,862
Construction and property	16,981	828	732	494	19,035
Distribution	7,273	742	122	58	8,195
Transport	742	661	73	2	1,478
Financial	1,347	296	29	—	1,672
Other services	3,979	899	751	98	5,727
Personal
- Home mortgages	6,769	—	—	—	6,769
- Other	5,345	—	—	—	5,345
Lease financing	—	8	—	—	8

	47,124	4,147	1,968	968	54,207
Unearned income	(102)	(18)	(5)	(2)	(127)
Provisions	(5,625)	(122)	(23)	(17)	(5,787)

Total Allied Irish Banks, p.l.c.	41,397	4,007	1,940	949	48,293 (1)

	2009
	Republic of Ireland € m	United Kingdom € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	2,005	43	3	—	2,051
Energy	510	292	435	23	1,260
Manufacturing	2,094	596	161	207	3,058
Construction and property	13,571	1,301	933	441	16,246
Distribution	8,122	843	162	66	9,193
Transport	951	510	69	44	1,574
Financial	1,354	374	54	22	1,804
Other services	4,286	985	698	213	6,182
Personal
- Home mortgages	6,748	—	—	90	6,838
- Other	6,242	—	—	—	6,242
Lease financing	—	10	—	—	10

	45,883	4,954	2,515	1,106	54,458
Unearned income	(119)	(21)	(8)	(3)	(151)
Provisions	(1,835)	(118)	(8)	(31)	(1,992)

Total Allied Irish Banks, p.l.c.	43,929	4,815	2,499	1,072	52,315 (1)

(1)	Excludes intercompany balances of € 15,203 million (2009: € 15,613 million).

73 Additional parent company information on risk (continued)

Leveraged debt amounts to € 2,868 million, all of which is included within loans and receivables to customers (note 28).

Leveraged debt by geographic location

	2010		2009
	Funded € m	Unfunded € m	Funded € m	Unfunded € m
United Kingdom	600	102	638	121
Rest of Europe	885	214	1,046	181
United States of America	1,217	338	617	289
Rest of world	166	100	294	40

	2,868	754	2,595	631

Funded leveraged debt by industry sector

			2010	2009
			€ m	€ m
Agriculture			6	30
Construction and property			14	5
Distribution			564	478
Energy			70	70
Financial			98	73
Manufacturing			1,072	948
Transport			96	138
Other services			948	853

			2,868	2,595

Leveraged lending (including the financing of management buy-outs, buy-ins and private equity buyouts) is conducted primarily through specialist lending teams. The leveraged loan book is held as part of the loans and receivables to customers portfolio. Specific impairment provisions of € 79 million (2009: € 55 million) are currently held against impaired exposures of € 190 million (2009: € 231 million) where there has been a permanent reduction in the value of the credit assets in question. These impaired exposures are not included in the analysis above. The unfunded element above includes off-balance sheet facilities and the undrawn element of facility commitments.

Notes to the accounts

73 Additional parent company information on risk (continued)

Aged analysis of contractually past due but not impaired facilities (excluding loans and receivables held for sale to NAMA)

	2010
	1-30 days € m	31-60 days € m	61-90 days € m	91+ days € m	Total € m
Agriculture	87	39	15	46	187
Energy	6	1	1	2	10
Manufacturing	23	11	9	13	56
Construction and property	534	389	120	817	1,860
Distribution	209	107	49	206	571
Transport	27	3	4	8	42
Financial	7	2	—	10	19
Other services	151	40	25	105	321
Personal
- Home mortgages	128	39	30	70	267
- Credit cards	61	21	13	10	105
- Other	196	97	52	226	571

Total Allied Irish Banks, p.l.c.	1,429	749	318	1,513	4,009

As a percentage of total loans(1)	2.6%	1.4%	0.6%	2.8%	7.4%

	2009
	1-30 days € m	31-60 days € m	61-90 days € m	91+ days € m	Total € m
Agriculture	122	31	13	12	178
Energy	2	5	—	1	8
Manufacturing	47	14	7	4	72
Construction and property	789	336	120	191	1,436
Distribution	231	143	59	50	483
Transport	31	15	2	6	54
Financial	10	4	—	—	14
Other services	198	54	17	35	304
Personal
- Home mortgages	94	53	11	21	179
- Credit cards	60	18	10	8	96
- Other	297	142	42	109	590

Total Allied Irish Banks, p.l.c.	1,881	815	281	437	3,414

As a percentage of total loans(1)	3.5%	1.5%	0.5%	0.8%	6.3%

(1)	Total loans relate to loans and receivables to customers (excluding intercompany) and are gross of provisions and unearned income.

Loans and receivables renegotiated

Loans and receivables renegotiated are those facilities at the current reporting date that, during the financial year, have had their terms renegotiated resulting in an upgrade from 91+ days past due or impaired status to performing status such that if they were not renegotiated they would be otherwise past due or impaired. The table below includes loans and receivables held for sale to NAMA.

Renegotiated loans and receivables	2010 € m	2009 € m
Allied Irish Banks, p.l.c.	1,760	4,178

73 Additional parent company information on risk (continued)

Impaired loans by geographic location and industry sector (excluding loans and receivables held for sale to NAMA)

	2010
	Republic of Ireland € m	United Kingdom € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	193	—	—	—	193
Energy	7	—	1	—	8
Manufacturing	250	—	—	3	253
Construction and property	5,487	73	40	14	5,614
Distribution	1,497	64	22	—	1,583
Transport	76	—	12	—	88
Financial	61	12	—	—	73
Other services	383	18	—	23	424
Personal
- Home mortgages	260	—	—	—	260
- Other	777	—	—	—	777

Total Allied Irish Banks, p.l.c.	8,991	167	75	40	9,273

	2009
	Republic of Ireland € m	United Kingdom € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	105	—	—	—	105
Energy	6	—	—	—	6
Manufacturing	91	14	11	19	135
Construction and property	2,194	50	8	—	2,252
Distribution	838	34	—	7	879
Transport	33	—	—	—	33
Financial	71	66	—	—	137
Other services	193	23	23	—	239
Personal
- Home mortgages	103	—	—	42	145
- Other	555	—	—	—	555

Total Allied Irish Banks, p.l.c.	4,189	187	42	68	4,486

Notes to the accounts

73 Additional parent company information on risk (continued)

Provision for impairment of loans and receivables by geographic location and industry sector (excluding loans and receivables held for sale to NAMA)

	2010
	Republic of Ireland € m	United Kingdom € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	100	—	—	—	100
Energy	5	—	—	—	5
Manufacturing	110	—	—	3	113
Construction and property	2,300	54	14	4	2,372
Distribution	672	40	2	—	714
Transport	44	—	6	—	50
Financial	45	2	—	—	47
Other services	199	6	—	10	215
Personal
- Home mortgages	62	—	—	—	62
- Other	472	—	—	—	472

Specific	4,009	102	22	17	4,150
IBNR	1,616	20	1	—	1,637

Total Allied Irish Banks, p.l.c.	5,625	122	23	17	5,787

	2009
	Republic of Ireland € m	United Kingdom € m	United States of America € m	Rest of the world € m	Total € m
Agriculture	44	—	—	—	44
Energy	3	—	—	—	3
Manufacturing	40	11	—	6	57
Construction and property	515	45	2	—	562
Distribution	281	22	—	5	308
Transport	19	—	—	—	19
Financial	46	23	—	—	69
Other services	84	17	4	—	105
Personal
- Home mortgages	37	—	—	13	50
- Other	301	—	—	—	301

Specific	1,370	118	6	24	1,518
IBNR	465	—	2	7	474

Total Allied Irish Banks, p.l.c.	1,835	118	8	31	1,992

73 Additional parent company information on risk (continued)

Internal credit ratings

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

Other includes loans to SMEs and individuals. In some cases behaviour scoring and credit scoring methodologies are used.

Details of the rating profiles and masterscale ranges are set out in note 34.

	2010				2009
Allied Irish Banks, p.l.c.	Corporate/ Commercial € m	Residential mortgages € m	Other € m	Total € m	Corporate/ Commercial € m	Residential mortgages € m	Other € m	Total € m

Masterscale grade
1 to 3	2,515	2,333	1,152	6,000	2,733	2,498	760	5,991
4 to 10	24,957	3,118	2,450	30,525	28,899	2,695	3,209	34,803
11 to 13	2,636	412	1,352	4,400	3,798	303	1,663	5,764

	30,108	5,863	4,954	40,925	35,430	5,496	5,632	46,558
Past due but not impaired	3,053	279	677	4,009 (1)	2,552	179	683	3,414
Impaired	8,227	111	935	9,273	3,822	100	564	4,486

	41,388	6,253	6,566	54,207	41,804	5,775	6,879	54,458

Unearned income				(127)				(151)
Provisions				(5,787)				(1,992)

Total - third party exposures				48,293				52,315

(1)	Of this amount € 90 million relates to masterscale grade 1 - 3, € 1,359 million relates to masterscale grade 4 - 10, and € 2,560 million relates to masterscale grade 11 - 13.

External credit ratings

The external ratings profiles of loans and receivables to banks, NAMA senior bonds, trading portfolio financial assets (excluding equity securities), financial investments available for sale (excluding equity shares) and financial investments held to maturity are as follows:

	2010
	Bank(1)	Corporate	Sovereign	Other	Total
Allied Irish Banks, p.l.c.	€ m	€ m	€ m	€ m	€ m
AAA/AA	2,933	3	4,994	3,249	11,179
A	2,685	23	847	122	3,677
BBB+/BBB/BBB-	1,811	176	11,582	45	13,614
Sub investment	134	249	36	39	458
Unrated	13	197	—	12	222

Total	7,576	648	17,459	3,467	29,150

	2009
	Bank(1)	Corporate	Sovereign	Other	Total
Allied Irish Banks, p.l.c.	€ m	€ m	€ m	€ m	€ m
AAA/AA	9,873	4	6,223	4,391	20,491
A	8,069	37	665	85	8,856
BBB+/BBB/BBB-	333	356	109	17	815
Sub investment	6	280	—	16	302
Unrated	15	155	—	—	170

Total	18,296	832	6,997	4,509	30,634

(1)	Excludes loans to subsidiaries of € 43,793 million (2009: € 50,389 million).

Notes to the accounts

73 Additional parent company information on risk (continued)

Loans and receivables held for sale to NAMA

By geographic location and industry sector

	2010				2009
	Republic of Ireland € m	United Kingdom € m	United States of America € m	Total € m	Republic of Ireland € m	United Kingdom € m	United States of America € m	Total € m
Agriculture	—	—	—	—	24	—	—	24
Energy	—	—	—	—	64	—	—	64
Manufacturing	—	—	—	—	37	—	—	37
Construction and property	567	58	—	625	18,031	428	29	18,488
Distribution	43	—	—	43	602	—	—	602
Transport	1	—	—	1	19	—	—	19
Financial	—	—	—	—	16	—	—	16
Other services	27	—	—	27	200	—	—	200
Personal
- Home mortgages	8	—	—	8	21	—	—	21
- Other	8	—	—	8	286	—	—	286

	654	58	—	712	19,300	428	29	19,757
Provisions	(137)	—	—	(137)	(3,930)	—	—	(3,930)

Total Allied Irish Banks, p.l.c.	517	58	—	575	15,370	428	29	15,827

Aged analysis of contractually past due but not impaired facilities held for sale to NAMA

	2010
	1-30 days € m	31-60 days € m	61-90 days € m	91+ days € m	Total € m
Construction and property	3	1	—	17	21
Distribution	—	—	—	1	1
Other services	—	—	—	2	2
Personal
- Home mortgages	1	—	—	2	3
- Other	—	—	—	1	1

Total Allied Irish Banks, p.l.c.	4	1	—	23	28

As a percentage of total loans(1)	0.5%	0.1%	0.0%	3.2%	3.8%

	2009
	1-30 days € m	31-60 days € m	61-90 days € m	91+ days € m	Total € m
Agriculture	—	1	—	1	2
Construction and property	988	278	160	268	1,694
Distribution	12	9	—	9	30
Financial	12	—	—	1	13
Other services	4	3	—	7	14
Personal
- Home mortgages	1	—	1	—	2
- Other	19	10	3	12	44

Total Allied Irish Banks, p.l.c.	1,036	301	164	298	1,799

As a percentage of total loans(1)	5.3%	1.5%	0.8%	1.5%	9.1%

(1)	Total loans relate to loans and receivables held for sale to NAMA and are gross of provisions and unearned income.

73 Additional parent company information on risk (continued)

Impaired loans held for sale to NAMA by geographic location and industry sector(1)

	2010 € m	2009 € m
Agriculture	—	15
Energy	—	23
Manufacturing	—	10
Construction and property	167	9,684
Distribution	36	228
Financial	—	1
Other services	15	33
Personal
- Home mortgages	—	7
- Other	5	103

Total Allied Irish Banks, p.l.c.	223	10,104

(1)	All of the above relate to the Republic of Ireland only.

Provision for impairment of loans and receivables held for sale to NAMA by geographic location and industry sector(1)

	2010 € m	2009 € m
Agriculture	—	5
Energy	—	8
Manufacturing	—	3
Construction and property	39	3,245
Distribution	8	79
Other services	3	11
Personal
- Home mortgages	—	3
- Other	2	35

Specific	52	3,389
IBNR	85	541

Total provision Allied Irish Banks, p.l.c.	137	3,930

(1)	All of the above relate to the Republic of Ireland only.

Notes to the accounts

73 Additional parent company information on risk (continued)

Internal credit ratings

Loans and receivables held for sale to NAMA

Details of the rating profiles and masterscale ranges are set out in note 34.

	2010
Masterscale grade	Corporate/ Commercial € m	Residential mortgages € m	Other € m	Total € m
1 to 3	—	—	—	—
4 to 10	411	—	—	411
11 to 13	50	—	—	50

	461	—	—	461
Past due but not impaired	27	—	1	28 (1)
Impaired	212	11	—	223

	700	11	1	712

Provisions				(137)

Total Allied Irish Banks, p.l.c.				575

	2009
Masterscale grade	Corporate/ Commercial € m	Residential mortgages € m	Other € m	Total € m
1 to 3	21	—	1	22
4 to 10	4,847	—	—	4,847
11 to 13	2,968	—	17	2,985

	7,836	—	18	7,854
Past due but not impaired	1,753	2	44	1,799
Impaired	10,100	—	4	10,104

	19,689	2	66	19,757

Provisions				(3,930)

Total Allied Irish Banks, p.l.c.				15,827

(1)	Of this amount Nil relates to masterscale grade 1 - 3, € 2 million relates to masterscale grade 4 - 10, and € 26 million relates to masterscale grade 11 - 13.

73 Additional parent company information on risk (continued)

Market risk profile of Allied Irish Banks, p.l.c.

	VaR (MTM portfolio)		VaR (Other portfolios)		Total VaR
	2010 € m	2009 € m	2010 € m	2009 € m	2010 € m	2009 € m
Interest rate risk
1 month holding period:
Average	9.6	13.5	28.5	52.3	21.7	50.2
High	13.8	22.1	46.8	75.6	42.5	77.5
Low	3.9	9.4	17.4	37.6	14.2	32.4
31 December	8.8	10.0	24.8	40.8	18.1	36.4

1 day holding period:
Average	2.1	2.9	6.4	11.2	4.9	10.7
High	3.1	4.7	10.5	16.1	9.5	16.5
Low	0.9	2.0	3.9	8.0	3.2	6.9
31 December	2.0	2.1	5.5	8.7	4.1	7.8

	Equity risk		Foreign exchange rate risk-trading
	VaR (MTM portfolio)		VaR (MTM portfolio)
	2010 € m	2009 € m	2010 € m	2009 € m
1 month holding period:
Average	3.6	5.0	1.3	1.3
High	5.4	9.8	3.3	2.0
Low	2.4	2.5	0.4	0.4
31 December	5.2	7.7	1.1	1.3

1 day holding period:
Average	0.8	1.1	0.3	0.3
High	1.2	2.1	0.7	0.4
Low	0.5	0.5	0.1	0.1
31 December	1.2	1.7	0.3	0.3

74 Approval of accounts

The accounts were approved by the Board of Directors on 11 April 2011.

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

Responsibility statement in accordance with the Transparency Regulations

Each of us confirms, that, to the best of his knowledge:

•

the Group and parent company financial statements, prepared in accordance with IFRS as issued by the IASB and subsequently adopted by the EU, give a true and fair view of the assets, liabilities, financial position of the Group as a whole and the loss of the Group as a whole for the year ended 31 December 2010; and

•

the Directors’ Report and the Financial Review and Risk Management sections, contained in the Annual Financial Report include a fair review of the development and performance of the business and the position of the Group as a whole, together with a description of the principal risks and uncertainties faced by the Group.

On behalf of the Board

David Hodgkinson	Stephen Kingon
Executive Chairman	Director

Report of Independent Registered Public Accounting Firm – Consolidated Financial Statements

To the Members and Board of Directors of Allied Irish Banks, p.l.c.

We have audited the accompanying consolidated statements of financial position of Allied Irish Banks, p.l.c. (‘the Company’) and subsidiaries (the ‘Group’) as of 31 December 2010 and 2009, and the related consolidated statement of income, consolidated statements of changes in equity, consolidated statement of comprehensive income and consolidated statements of cash flows for each of the years in the three-year period ended 31 December 2010 and the related notes to the consolidated financial statements. We have also audited the sections identified as ‘forming an integral part of the audited financial statements’ on pages 60 to 64, 85 to 91, 109 to 115 and 146 to 171 in this Form 20-F. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Allied Irish Banks, p.l.c. and subsidiaries as of 31 December 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended 31 December 2010, in conformity with International Financial Reporting Standards as issued by the IASB and subsequently adopted by the EU.

Emphasis of Matter – going concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Company’s accounting policies under ‘basis of preparation –going concern’ on pages 148 and 149 and notes 55 and 69 to the consolidated financial statements, there are a number of material economic, political and market risks and uncertainties that impact the Irish banking system, including the Company’s continued ability to access funding from the Eurosystem and the Irish Central Bank to meet its liquidity requirements, that raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s plans in regard to these matters are also described in notes 55 and 69. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Allied Irish Bank p.l.c.’s internal control over financial reporting as of 31 December 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated 18 May 2011 expressed an unqualified opinion on the effectiveness of Allied Irish Banks, p.l.c.’s internal control over financial reporting.

Chartered Accountants

Dublin, Ireland

18 May 2011

Report of Independent Registered Public Accounting Firm – Internal Control over Financial Reporting

To the Members and Board of Directors of Allied Irish Banks, p.l.c.

We have audited Allied Irish Banks, p.l.c.’s internal control over financial reporting as of 31 December 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Allied Irish Banks, p.l.c.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in item 15(b) in the Company’s 2010 Form 20-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Allied Irish Banks, p.l.c. maintained, in all material respects, effective internal control over financial reporting as of 31 December 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Allied Irish Banks, p.l.c. and subsidiaries as of 31 December 2010 and 2009, and the related consolidated statement of income, consolidated statements of changes in equity, consolidated statements of cash flows, consolidated statement of comprehensive income and the related notes to the financial statements, for each of the years in the three year period ended 31 December 2010, and our report dated 18 May 2011 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants,

Dublin, Ireland,

18 May 2010

Additional information

Additional information

Schedule to Report of the Directors

Information required to be contained in the Directors’ Annual Report by the European Communities (Takeover Bids (Directive 2004/25/EC)) Regulations 2006

As required by these Regulations, the information contained below represents the position as of 31 December 2010.

Capital Structure

The authorised share capital of the Company is € 4,457,002,371 divided into 2,535,107,845 Ordinary Shares of € 0.32 each (‘the Ordinary Shares’), 200,000,000 Non-Cumulative Preference Shares of € 1.27 each (‘Euro preference shares’), 3,500,000,000 2009 Non-Cumulative Preference Shares of € 0.01 each (‘2009 Preference Shares’), and 10,489,899,564 Convertible Non-Voting Shares of € 0.32 each (‘CNV Shares’), US$ 500,000,000 divided into 20,000,000 Non-Cumulative Preference Shares of US$ 25 each (‘Dollar Preference Shares’), Stg£ 200,000,000 divided into 200,000,000 Non-Cumulative Preference Shares of Stg£ 1 each (‘Sterling Preference Shares’) and Yen 35,000,000,000, divided into 200,000,000 Non-Cumulative Preference Shares of Yen 175 each (‘Yen Preference Shares’). The issued share capital of the company is 1,755,953,148 Ordinary Shares, 3,500,000,000 2009 Preference Shares and 10,489,899,564 CNV Shares.

For so long as the National Pensions Reserve Fund Commission (“NPRFC” ) holds 2009 Preference Shares, subject to certain exceptions, the consent of the Minster will be required for the passing of certain share capital resolutions of the Company, being resolutions relating to: (i) an increase in the authorised share capital; (ii) a re-issue of Treasury Shares; (iii) the issue of any shares; or (iv) the redemption, consolidation, conversion or sub-division of the share capital. The exceptions referred to above include any issue of shares made for the purposes of redeeming or purchasing the 2009 Preference Shares.

Rights and Obligations of Each Class of Share

The Rights and Obligations of the Ordinary Shares, the 2009 Preference Shares and the CNV Shares are contained in a summary of the Memorandum and Articles of Association of the Company on pages 361 to 367.

Percentage of Total Share Capital Represented by Each Class of Share

The Ordinary Shares represent 15% of the authorised share capital and 14% of the issued share capital of the Company. The Preference Shares represent 23% of the authorised share capital and 1% of the issued share capital of the Company. The CNV Shares represent 62% of the authorised share capital and 85% of the issued share capital of the Company.

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

(i)	a lien held by the Company;

(ii)	in the case of a purported transfer to an infant or a person lawfully declared to be incapable for the time being of dealing with their affairs, or;

(iii)	or in the case of a single transfer of shares which is in favour of more than four persons jointly.

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

Any treasury shares for the time being held by the Company may, by decision of the Directors, be re-issued off market. Where treasury shares are re-issued for the purposes of the AIB Approved Employees’ Profit Sharing Scheme 1998, the Allied Irish Banks, p.l.c. Share Ownership Plan (UK), the AIB Group Share Option Scheme or the AIB Group Performance Share Plan 2005, the minimum price at which a treasury share may be re-issued is the issue price as provided for in such a scheme. In all other circumstances the minimum price shall be 95% of the Appropriate Price. The “Appropriate Price” is the average of the closing quotation prices of the Ordinary Shares for the five business days immediately preceding the day on which the treasury share is re-issued, as published in the Official List. For any business day on which there is no dealing on the Ordinary Shares on that Exchange, the minimum price will be the price equal to (i) the mid-point between the high and low market guide prices and for the Ordinary Shares as published in the Official List; or (ii) if there is only one such market guide price so published, the price so published. The maximum price at which a treasury share may be re-issued off-market is 120% of the Appropriate Price.

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

Rights and Restrictions Attaching to Shares

The share capital of AIB is divided into 2,535,107,845 Ordinary Shares of € 0.32 each, 200,000,000 Non-Cumulative Preference Shares of € 1.27 each (‘Euro Preference Shares’), 3,500,000,000 2009 Non-Cumulative Preference Shares of € 0.01 each (‘2009 Preference Shares’), 10,489,899,564 Convertible Non-Voting Shares (‘CNV Shares’) of € 0.32 each, 20,000,000 Non-Cumulative Preference Shares of US$ 25 each (‘Dollar Preference Shares’), 200,000,000 Non-Cumulative Preference Shares of Stg£ 1 each (‘Sterling Preference Shares’), and 200,000,000 Non-Cumulative Preference Shares of Yen 175 each (‘Yen Preference Shares’). Unless

Additional information

otherwise determined by the Directors in relation to any particular preference shares prior to allotment, preference shares are redeemable at the option of AIB.

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

(b) junior to certain other preferred securities; and

(c) in priority to the Ordinary Shares.

•

In the event that a dividend on 2009 Preference Shares is not paid in cash, the right to receive a bonus issue of Ordinary Shares (“Bonus Shares”) calculated by dividing the amount of the unpaid dividend by the average price of an Ordinary Share over the 30 days prior to the dividend payment date.

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

•

may be redeemed or purchased, in whole or in part, at any time subject to the consent of Central Bank and that the redemption or purchase is made up of distributable profit and/or the proceeds of an issue of shares constituting core tier 1 Capital.

•

redemption price for the first five years shall be € 1.00, being the subscription price including premium of each 2009 Preference Share. Thereafter, the redemption price of each 2009 Preference Share will be € 1.25, including premium.

•	shall be required to redeem all of the 2009 Preference Shares if there are less than 35,000,000 2009 Preference Shares in issue, subject to the Central Banks consent.

•	may redeem or purchase 2009 Preference Shares which are held by a Government Entity without being required to redeem or purchase any 2009 Preference Shares held by another person.

•	On redemption or purchase of 2009 Preference Shares, the Company will be required to issue any outstanding Bonus Shares.

Rights and Obligations of CNV Shares

The rights attached to the CNV Shares are identical to the rights attaching to the Ordinary Shares, save as explicitly set out in the Memorandum and Articles of Association, principally:

•

Voting rights at General Meetings only in respect of a resolution that: (a) varies or abrogates any of the rights, privileges, limitations or restrictions attached to the CNV Shares; (b) proposes the winding up or liquidation of the Company.

•	to convert, by means of redesignation, that CNV Share into one fully paid Ordinary Share, upon the holder delivering the written notice specifying the number of CNV Shares to be converted.

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

The holders of Dollar Preference Shares, Euro Preference Shares, Sterling Preference Shares and Yen Preference Shares are entitled to a non-cumulative preferential dividend which is calculated at such annual rate (whether fixed or variable) and payable on such dates and on such other terms and conditions as may be determined by the Directors prior to the allotment thereof. If so determined by the Directors prior to the issue of any such preference shares, instalments in respect of dividends may not be payable in cash if, in the judgement of the Directors, after consultation with the Central Bank, the payment would breach or cause a breach of the

Additional information

applicable capital adequacy requirements. If such a payment is not made for such a reason or where there are insufficient distributable income and reserves to enable such a payment to be made, then additional preference shares of the same class may be issued in lieu of such payment (subject to the provisions of the Articles).

The Dollar Preference Shares, the Euro Preference Shares, the Sterling Preference Shares and the Yen Preference Shares rank pari passu inter se as regards the right to receive dividends and the rights on winding up of or other return of capital by the Company.

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

Convening of General Meetings

AIB must hold a General Meeting in each year as its Annual General Meeting in addition to any other meetings in that year and no more than fifteen months may elapse between the date of one Annual General Meeting and that of the next. The Annual General Meeting will be held at such time and place as the Directors determine. All General Meetings other than Annual General Meetings, are called Extraordinary General Meetings. The Directors may at any time call an Extraordinary General Meeting. Extraordinary General Meetings shall also be convened by the Directors on the requisition of members holding, at the date of the requisition, not less then one-tenth of the paid up capital carrying the right to vote at General Meetings and in default of the Directors within twenty one days, convening such a meeting to be held within two months, requisitions (or more then half of them) may but only within three months themselves convene a meeting.

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

Material Contracts

The following are all the contracts (not being contracts entered into in the ordinary course of business) that have been entered into by members of the AIB Group: (i) within two years immediately preceding the date of this documents which are, or may be, material to the Group; or (ii) at any time and contain the date of this document: obligations or entitlements which are, or may be, material to the Group as at the date of this document:

1.	The Credit Institutions (Eligible Liabilities Guarantee) Scheme 2009 and the Eligible Liabilities Guarantee Scheme Agreements.

On 20 January 2010, the Company and its subsidiaries, AIB Group (UK) p.l.c., AIB Bank (CI) Limited and Allied Irish Banks North America Inc. each executed an Eligible Liabilities Guarantee Scheme Agreement and on 21 January 2010 were each issued with a Participating Institution Certificate under the Eligible Liabilities Guarantee Scheme.

2.	Arrangements in relation to The National Pensions Reserve Fund Commission (“NPRFC”)

(i)	The Subscription Agreement

(a)	Pursuant to the terms of the Subscription Agreement between AIB, the Minster for Finance and the NPRFC dated 13 May 2009, AIB agreed to issue the 2009 Preference Shares and the 2009 Warrants to the NPRFC at an aggregate subscription price of € 3.5 billion.

(b)	AIB gave the NPRFC and the Minster certain warranties relating to the business and operation of the Group. These warranties are considered standard for this type of agreement and cover issues such as the Company’s issued share capital, accuracy and completeness of certain information, accuracy of audited financial statements, payment of taxes, possession of all material licences and absence of material litigation.

(c)	AIB provided various undertakings to the NPRFC and the Minster, including agreeing to commit to the Minster’s “Bank Customer Package”. This includes, inter alia, obligations on AIB to:

A.	increase lending capacity to small to medium-sized enterprises by 10 per cent. and provide an additional 30 per cent capacity for lending to first-time buyers during each quarter of the financial year compared to the corresponding quarter into each year commencing 1 January 2008;

B.	establish a € 100 million fund to support environmentally friendly investment and innovations in clean energy;

C.	comply with the Code of Conduct for Business Lending to Small and Medium Enterprises and the Code of Conduct for Mortgage Arrears published by the Central Bank;

D.	makes every effort to avoid repossessions and, in any case, not commence court proceedings for the repossession of a principal private residence within 12 months of arrears appearing, where the customer maintains contact and co-operates reasonably with AIB;

E.	fund and co-operate with an “Independent Review of Credit Availability”; and

Additional information

F.	work closely with the IDA Ireland, Enterprise Ireland and with other Irish state agencies to ensure the supply of appropriate finance to contractors engaged on major projects sponsored by those agencies.

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

(d)	On 13 May 2009, the NPRFC paid to AIB € 3.5 billion (less an arrangement fee of € 30 million paid by AIB to the NPRFC) in respect of the issue to it of the 2009 Preference Shares and the 2009 Warrants.

(e)	AIB undertook in the Subscription Agreement that application would be made in due course for the Warrant Shares and any Bonus Shares to be admitted to the Official Lists and to trading on the main markets for listed securities of the Irish Stock Exchange and the London Stock Exchange.

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

(ii)	The Placing Agreement

(a)	Pursuant to the terms of the Placing Agreement between the Minister for Finance (“the Minister”), the NPRFC, the National Treasury Management Agency (“NTMA”) and AIB, dated 23 December 2010, AIB agreed to issue 675,107,845 new Ordinary Shares to the NPRFC at an aggregate subscription price of € 3,818,438,297.

(b)	To be extent that the NPRFC subscription for these shares would result in it holding more than 49.9% of the Ordinary Shares in issue, CNV Shares were to be allotted to the NPRFC so that, following such allotment, the NPRFC did not acquire more than 49.9% of the Ordinary Shares then in issue.

(c)	The obligations of the Minister, the NPRFC and the NTMA were conditional on AIB having complied, and continuing to comply, with letters from the Minister dated 13 and 22 December 2010, stating that the provision of further state funding to AIB was conditional on the Board’s decision not to pay any bonuses to staff no matter when they may have been earned, since AIB could not be in a position to pay without state support, past, present and future save that nothing in the Agreement was to prevent AIB meeting its obligations on foot of a Court Order.

(d)	The cancellation of the 294,251,819 warrants over new Ordinary Shares held by the NPRFC in return for the payment to it by AIB of approximately € 52 million;

(e)	AIB gave the Minister, the NPRFC and the NTMA certain warranties relating to the business and operation of the Group. These warranties are considered standard for this kind of agreement and cover issues such as the Company’s issued share capital, accuracy and completeness of certain information, accuracy of audited financial statements, payment of taxes, possession of all material licenses, absence of material litigation and absence of breach of material change of control provisions.

(f)	AIB entered into various covenants with the Minister, the NPRFC, the NTMA, the National Asset Management Agency or any other state entity to use all reasonable efforts to comply, and procure compliance by the Group, with various commitments including:

A.	Meeting a lending target of € 3 billion per annum for new or increased credit facilities to SMEs in each of the two twelve month periods commencing on 1 January 2011 and 2012.

B.	Providing € 20 million for seed capital to Enterprise Ireland supported ventures and € 100 million for environmental, clean energy and innovation projects (in addition to the commitments under the Subscription Agreement).

C.	Working with Enterprise Ireland and the Irish Bankers Federation to develop sectoral expertise in the modern growth sectors of the economy, and with Enterprise Ireland to develop a range of banking services to meet the needs of Irish SMEs trading internationally.

D.	Taking actions, agreed with the Minister, to develop new credit products in areas where cash flow, rather than property or assets, is the basis for business lending.

(g)	AIB also agreed to co-operate fully with the Minster and the European Commission in connection with the Commission’s assessment of the Group’s restructuring plan under EU State aid rules and to implement fully the final restructuring plan when approved by the NTMA and the Commission.

(h)	AIB repeated and extended undertakings in the Subscription Agreement relating to matters concerning the remuneration of its directors, senior executives and employees.

(i)	AIB undertook various obligations in respect of the CNV Shares, relating to the issue of securities, the modification of rights attaching to securities and the transferability of the CNV Shares.

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

The following table shows, for the periods and dates indicated, certain information regarding the noon buying rate, expressed in US dollars per euro.

	Period end(1)	Average rate(2)	High	Low
Year ended 31 December 2006	1.3197	1.2598	1.3327	1.1860
Year ended 31 December 2007	1.4603	1.3751	1.4862	1.2904
Year ended 31 December 2008	1.3919	1.4688	1.6010	1.2446
Year ended 31 December 2009	1.4332	1.3936	1.5100	1.2547
Year ended 31 December 2010	1.3269	1.3302	1.4536	1.1959

(1)	The noon buying rate at such dates differed from the rates used in the preparation of AIB Group’s consolidated financial statements, which were US$ 1.3170, US$ 1.4721, US$ 1.3917, US$ 1.4406 and US$ 1.3362 to € 1.00 at 31 December 2006, 2007, 2008, 2009 and 2010 respectively.

(2)	The average rate for each period is the average of the noon buying rates on the last day of each month during that period.

On 13 May 2011 the noon buying rate was € 1.00 = US$ 1.4141

The accounting policy in respect of the translation of gains and losses arising in foreign locations is set out on page 153. Details of the exchange rates used in the preparation of the consolidated financial statements are set out in note 67 of this report.

Additional information

Offer and listing details

Trading market for Ordinary shares of AIB

During 2010 the principal trading markets for AIB ordinary shares was the Irish Stock Exchange (“ISE”) and the London Stock Exchange (“LSE”). On 23 December under the Credit Institutions (Stabilisation) Bill 2010, the High Court directed AIB to apply to cancel its listing of ordinary shares on the Main Securities Market of the Irish Stock Exchange (‘Irish Main Market Delisting’) and to apply for admission to trading on the Enterprise Securities Market (“ESM”) of the ISE.

The High Court also directed AIB to apply to cancel the admission of its ordinary shares to the Official List maintained by the UK Financial Services Authority and to cancel trading on the main market of the London Stock Exchange (‘UK Delisting’).

On 26 January 2011 AIB ordinary shares commenced trading on the ESM.

Listing of the ordinary shares, in the form of American Depositary Shares (“ADS”), was obtained on the New York Stock Exchange (“NYSE”) effective 28 November 1990. Each ADS, which comprises two ordinary shares, is traded under the symbol “AIB” and is evidenced by an American Depositary Receipt (“ADR”). The ADR depositary is The Bank of New York Mellon. On 7 February 2011, AIB announced its intention to change the ratio of one ADS representing two ordinary shares to one ADS representing ten ordinary shares. The effective date of this change was 23 February 2011.

At 31 December 2010, AIB had outstanding 1,791,633,262 ordinary shares of € 0.32 each, of which 35,680,114 were held as Treasury Shares (note 50).

At 31 December 2010, a total of 212,951,626 ADSs were outstanding, representing 24% of total outstanding ordinary shares held by 3,872 registered stockholders and an estimated 54,000 stockholder accounts in street names. Since certain of the ordinary shares and ADRs were held by brokers or other nominees, the number of recorded holders in the US may not be representative of the number of beneficial holders or of their country of residence.

The following table sets forth the high and low sales prices of the ordinary shares during the periods indicated, based on midmarket prices at close of business on the Irish Stock Exchange and the high and low sales prices for ADSs, as reported on the NYSE composite tape.

	€ 0.32 Ordinary shares		American Depositary Shares(1)
	High	Low	High	Low
	(Euro)		(Dollars)
Year ended 31 December
2006	23.00	16.75	61.42	43.27
2007	23.95	12.95	63.88	39.30
2008	15.98	1.65	47.14	4.59
2009	3.37	0.27	9.84	0.76
2010	1.79	0.27	4.95	0.83

Calendar year
2009
First quarter	2.26	0.27	5.92	0.76
Second quarter	2.35	0.72	6.87	1.96
Third quarter	3.37	1.25	9.84	3.62
Fourth quarter	3.12	1.04	9.04	3.17

2010
First quarter	1.79	0.98	4.95	2.71
Second quarter	1.61	0.88	4.40	2.17
Third quarter	0.99	0.50	2.69	1.40
Fourth quarter	0.50	0.27	1.41	0.83

Month ended
September 2010	0.81	0.50	2.09	1.40
October 2010	0.47	0.34	1.41	1.02
November 2010	0.44	0.27	1.30	0.83
December 2010	0.50	0.30	1.35	0.88
January 2011	0.31	0.23	0.92	0.68
February 2011	0.29	0.22	4.28	3.21
March 2011	0.26	0.19	3.63	2.40
April 2011	0.33	0.21	4.34	2.89

(1)	An American Depositary Share represented two ordinary shares of € 0.32 each. On 23 February 2011, AIB changed the ratio whereby one ADS represents ten ordinary shares of € 0.32 each.

Bonus Issue

On 13 May 2010, AIB allotted 198,089,847 new ordinary shares to the National Pensions Reserve Fund (NPRFC) by way of a Bonus Issue. Application was made to the Irish Stock Exchange, the UK Listing Authority and the London Stock Exchange for the new ordinary shares to be admitted to the Official Lists and to trade on the respective regulated markets of the Irish Stock Exchange and London Stock Exchange. Dealings in the New Ordinary Shares on the Irish Stock Exchange and the London Stock Exchange commenced at 8.00 a.m. on 10 September 2010.

Background to and reasons for the Bonus Issue and Admission

In May 2009, AIB issued the 2009 Preference Shares to the NPRFC as part of the Government’s recapitalisation of AIB. The dividend on those shares, the 2009 Preference Dividend, is a non-cumulative cash dividend at a fixed rate of 8 per cent. per annum of the subscription price, payable annually in arrears, at the sole and absolute discretion of the Directors of AIB.

Under the terms of the Articles, if AIB does not pay the 2009 Preference Dividend in full on the Annual Dividend Payment Date in any particular year, the holders of 2009 Preference Shares shall be allotted and issued new Ordinary Shares by way of a bonus issue during the Bonus Shares Settlement Period, unless AIB is prohibited by law from doing so. If the Bonus Shares are issued by AIB on the Annual Dividend Payment Date in the particular year, the Bonus Shares will comprise such number of new Ordinary Shares as is equal to the aggregate cash amount of the 2009 Preference Dividend that was not paid in that particular year, based on the average price of an Ordinary Share in the 30-day trading period immediately preceding the Annual Dividend Payment Date. If the issue of Bonus Shares is deferred by AIB beyond the Annual Dividend Payment Date, the number of Bonus Shares to be issued will be increased and will be equal to the unpaid dividend amount on the Preference Shares divided by 95 per cent of the average price of an Ordinary Share in the 30-day trading period immediately preceding the Annual Dividend Payment Date.

In accordance with the European Commission’s policy relating to European Union State aid rules on restructuring aid to banks, AIB agreed not to pay discretionary coupons on its Tier 1 Capital instruments and Tier 2 Capital instruments. This had the result that the coupon due on the LP3 Securities, which would otherwise have been payable on 14 December 2009, was not paid by AIB. The effect of this non-payment was to trigger the “Dividend Stopper” provision in the LP3 Securities, which precludes AIB from declaring and paying any distribution or dividend on certain securities, including the 2009 Preference Shares, for a period of one calendar year. AIB was accordingly precluded from paying, and resolved not to pay, the 2009 Preference Dividend to the NPRFC on 13 May 2010 in respect of its holding of 2009 Preference Shares. As a result, pursuant to the terms of its Articles of Association, AIB allotted 198,089,847 New Ordinary Shares to the NPRFC by way of the Bonus Issue on 13 May 2010.

The Subscription Agreement between AIB, the Minister for Finance and the NPRFC provides that AIB must apply for any Bonus Shares that are issued by AIB to be admitted to the Official Lists and to trading on the main markets for listed securities of the Irish Stock Exchange and the London Stock Exchange. In addition, under the Listing Rules of the Irish Stock Exchange and the UK Listing Authority, when shares of the same class as shares that are currently listed are allotted, which the New Ordinary Shares are, an application for Admission to listing must be made.

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

Additional information

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

Fees incurred in Past Annual Period

From 1 January 2010 to 31 December 2010, the Company received from the depositary US$ 94,474 for NYSE listing fee.

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

Certain classes of shareholders are exempt from DWT provided they return a properly completed declaration (certified as required) to AIB’s Registrar, prior to the relevant dividend payment record date.

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

Website: http://www.revenue.ie/en/tax/dwt/index.html

Taxation of Irish Resident Individual Shareholders:

Taxation of Dividends

(i)	Irish Income Tax and Dividend Withholding Tax Credit

Shareholders who are individuals are liable to Irish income tax at their marginal rate on the amount of the dividend before deduction of DWT, and the DWT is available either for offset against the income tax liability, or for repayment, where it exceeds the total income tax liability. Such shareholders will normally also be liable to PRSI contribution (if regarded as ‘self-employed’) and to the Universal Social Charge (from 1 January 2011 onwards) which replaces the Health Contribution and the Income Levy.

(ii)	Back-up Withholding Tax

An Irish resident holder of ADSs is subject to US withholding tax at the rate of 15% with respect to dividends paid on ADSs or the proceeds of sale of ADSs. Unless the holder has provided to the withholding agent the applicable completed Form W-8 (‘Certificate of Foreign Status’) the dividends or the proceeds of sale of the ADSs may be subject to US back-up withholding tax which will increase the total withholding tax to 28%

Irish Capital Gains Tax

When shares are disposed of a capital gain may result if the sales proceeds less selling costs are greater than the base cost of the shares sold and allowable deductions, such as purchase cost. Capital gains tax is charged at 25% on the chargeable gain arising.

Stamp Duty

The Irish stamp duty implications of transactions in shares or ADSs are the same as for Eligible US Holders. See ‘Irish Stamp Duty’ in the ‘Taxation of Eligible US Holders’ section.

Additional information

Taxation of a gift or an inheritance

Capital acquisitions tax (“CAT”), comprising gift tax and inheritance tax, is charged in Ireland at 25% where the value of the aggregate taxable gifts and inheritances received by an individual on or after 5 December 1991, exceeds the tax free threshold applicable. The tax free threshold applicable is determined by the relationship between the parties.

Taxation of Eligible US Holders:

An ‘Eligible US Holder’, for the purpose of this discussion, is a beneficial owner of ordinary shares or ADSs who is (a) a resident of the United States for the purposes of US federal income tax, (b) not a resident of Ireland for the purposes of Irish taxes and (c) not engaged in trade or business in Ireland through a permanent establishment, and (d) otherwise eligible for benefits under the Tax Treaty.

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

(ii)	Irish Dividend Withholding Tax and Related Tax Treaty Provisions

Generally an exemption from Irish DWT is available where the Eligible US Holder provides AIB’s Registrar with the relevant declaration, certified as required and, in the case of an individual, is not ordinarily resident in Ireland.

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

No Irish Stamp duty is payable on transfers of or agreements to transfer ADRs, where the ADRs (or the underlying securities which they represent) are dealt in and quoted on a recognised stock exchange in the United States. The AIB ordinary shares that are listed and traded on the NYSE, in the form of ADSs, evidenced by ADRs, are within this exemption.

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

Capital acquisitions tax (“CAT”), (comprising gift tax and inheritance tax) applies to gifts and bequests of Irish situate assets. CAT may also apply to non-Irish situate assets depending on the tax residence, ordinary residence and domicile positions of the donor and the successor or donee. As such, CAT applies to gifts and bequests of AIB ordinary shares. It is not entirely clear whether ADSs representing ordinary shares are regarded as non-Irish situate assets. As such, CAT may also apply to gifts and bequests of ADSs representing ordinary shares regardless of the residence, ordinary residence or domicile of the donor and successor or donee. For further details of CAT see ‘Taxation of Irish Shareholders – Taxation of a Gift or an Inheritance’.

US Tax

(i)	US Federal Income Taxation

An Eligible US Holder is subject to US Federal income taxation on the gross amount of any dividend paid by AIB out of AIB’s current or accumulated earnings and profits (as determined for US federal income tax purposes). Dividends received by individuals before 1 January 2013, that constitute qualified dividend income, are taxed at a maximum federal tax rate of 15%, subject to certain holding requirements. Holders of Ordinary Shares or ADSs must have held their shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date.

Dividends paid by AIB with respect to ordinary shares or ADSs will be qualified dividend income for US tax purposes if AIB was not in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend was paid, a passive foreign investment company (“PFIC”). Based on our current and projected financial data, we believe AIB should not be treated as a PFIC for US federal income tax purposes with respect to tax years 2009 and 2010 and we do not anticipate that AIB would be treated as a PFIC for the 2011 year.

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

(iv)	Gains on sale, exchange or other disposal

Upon the sale, exchange or other disposal of AIB ordinary shares or ADSs, a US Holder will recognise a gain or loss, if any, equal

Additional information

to the difference between the amount realised upon the sale, exchange, or disposal and the US Holder’s tax basis. Generally, a holder’s tax basis in AIB ordinary shares or ADSs will be the US Holder’s cost. Such gain or loss will generally be capital gain or loss. Capital gains recognised by non-corporate US Holders before 1 January 2013, on shares held longer than one year, are taxed at a maximum rate of 15%. Any gain will generally be treated as income from sources within the US for foreign tax credit limitation purposes.

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

There are no restrictions under AIB’s Articles of Association or under Irish law, as currently in force, that limit the right of nonresident or foreign owners, as such, to hold securities of AIB freely or, when entitled, to vote such securities freely. There are currently no restrictions under Irish law, decrees, or regulations affecting the remittance of dividends or other payments to non-resident holders of AIB securities except in respect of United Nations and/or European Union sanctions.

Additional information

Employees

During the year ended 31 December 2010, AIB Group employed just under 23,900 staff (end of month average staff in payment full-time equivalent, excluding career breaks and other unpaid long-term leaves) on a worldwide basis, mainly in the Republic of Ireland, Northern Ireland, Great Britain, USA, and Poland.

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

AIB encourages its staff to raise any concerns of wrongdoing through a number of channels, both internal and external. One such channel, the AIB Speak-Up policy, includes a confidential external helpline. Staff are assured that if they raise a concern in good faith, AIB will not tolerate any victimisation or unfair treatment of the staff member as a result.

Pay developments in 2010 reflected the financial position of the Bank and AIB’s commitments under the Subscription Agreement between AIB Group, NPRFC and the Minister for Finance (May 2009). The staff cost base continued to be closely managed. There were no general pay increases to any groups of staff. Bonus schemes were not renewed for the 2010 performance period and no bonuses were paid in respect of the 2009 or 2010 performance years with the exception of staff in BZWBK (not covered by the Government Guarantee Scheme). In 2010, base salaries for staff in Poland increased by 3.5% on average as part of the annual performance review.

The average number of employees by division (excluding employees on career breaks, long term absences or any other unpaid leaves) were as follows:

	Years ended 31 December
	2010	2009	2008
Continuing Operations
AIB Bank ROI	6,850	7,284	7,746
Capital Markets(1)	2,177	2,424	2,562
AIB Bank UK	2,342	2,507	2,689
Central & Eastern Europe(2)	N/A	9,596	9,776
Group(3)	2,886	2,870	3,042

	14,255	24,681	25,815
Discontinued operations
BZWBK(4)	9,631	N/A	N/A

Total	23,886	24,681	25,815

(1)	In 2010, Treasury division employees of BZWBK were no longer included in Capital Markets (2009: 109; 2008: 105)
(2)	The Central and Eastern Europe division ceased in 2010, following the classification of BZWBK and BACB as a discontinued operation during the year.
(3)	In 2010, the Group division, included employees in AmCredit and assignees based in BZWBK and BACB, which had previously been included within the Central and Eastern Europe division.
(4)	BZWBK includes all staff in BZWBK and its subsidiaries, excluding assignees from AIB.

Description of property

As at 31 December 2010, AIB Group operated from an estate of approximately 990 branches, offices and outlets worldwide. These are held principally in the Republic of Ireland, Northern Ireland, Great Britain and Poland. A significant number of these branches and outlets are owned outright, with the remainder being held under a variety of commercial leases.

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

AIB’s UK headquarters are also leased and are located in Mayfair, London. A significant back office operation is located in Uxbridge, West London where AIB occupy approximately 63% of this building which offers 74,000 sq.ft of office space and is held under a 25 year lease. In Northern Ireland, AIB’s First Trust bank is headquartered at the 90,000 sq.ft ‘First Trust Centre’ on Ann Street in Belfast. The Group owns this building, as well as a 32,000 sq.ft facility at 4 Queens Square.

Other shareholder information

1.	Internet-based Shareholder Services

Ordinary Shareholders with access to the internet may:

•	register for electronic communications on the following link: www.computershare.com/register/ie;

•	check their shareholdings on the Company’s Share Register;

•	check past dividend payment details;

•	update your information online on the following link: www.investorcentre.com/ie/changeaddress; and

•

download standard forms required to initiate changes in details held by the Registrar, by accessing AIB’s website at www.aibgroup.com, clicking on the Investor Relations, Shareholder Information and Personal Shareholder Details option, and following the on-screen instructions. When prompted, the Shareholder Reference Number (shown on the shareholder’s share certificate and personalised circulars) should be entered. These services may also be accessed via the Registrar’s website at www.computershare.com.

Shareholders may also use AIB’s website to access the Company’s Annual Financial Report.

2.	Stock Exchange Listings

Allied Irish Banks, p.l.c. is an Irish-registered company. Its ordinary shares are traded on the Enterprise Securities Market (“ESM”) of the Irish Stock Exchange, and, in the form of American Depositary Shares (“ADSs”), on the New York Stock Exchange (symbol AIB). Each ADS represents ten ordinary shares and is evidenced by an American Depositary Receipt (“ADR”).

3.	Registrar

The Company’s Registrar is:

Computershare Investor Services (Ireland) Ltd.,

Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18.

Telephone: +353-1-247 5411. Facsimile: +353-1-216 3151.

Website: www.computershare.com or www.investorcentre.com/ie/contactus

4.	American Depositary Shares

American Depositary Shares provide US residents wishing to invest in overseas securities with a share certificate and dividend payment in a form familiar and convenient to them. The Company’s ordinary share ADR programme is administered by The Bank of NewYork Mellon – see address on page 378.

Additional information

5.	Shareholding analysis

			as at 31 December 2010
Size of shareholding	Shareholder Accounts * Number	%	Shares ** Number	%
1 – 1,000	53,897	60	20,648,533	1
1,001 – 5,000	27,068	30	65,311,817	4
5,001 – 10,000	5,635	6	41,924,131	2
10,001 – 100,000	3,996	4	56,845,829	4
100,001 – over	249	-	1,571,222,838	89

Total	90,845	100	1,755,953,148	100

Geographical division
Republic of Ireland	75,674	83	1,028,761,400	59
Elsewhere	15,171	17	727,191,748	41

Total	90,845	100	1,755,953,148	100

*	Shareholder account numbers reflect US ADR account holders (54,000 approximately) held in a single nominee account.
**	Excludes 35,680,114 shares held as Treasury Shares (note 50) and 10,489,899,564 CNV Shares held by the NPRFC.

Financial calendar

Annual General Meeting: 21 July 2011, at the Company’s Head office at Bankcentre, Ballsbridge, Dublin 4.

Interim results

Unaudited interim results for the half-year ending 30 June 2011 will be announced towards the end of July and will be available on the Company’s website – www.aibgroup.com.

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

e-mail: shrrelations@bnymellon.com

Website: www.bnymellon.com/shareowner

or

Ann Kerman, A.V.P.,

Allied Irish Banks, p.l.c.,

105, North Front Street, Suite 303,

Harrisburg, PA 17101,

USA.

Telephone: +717-238-2449

Facsimile: +717-238-3499

e-mail: ann.l.kerman@aibny.com

Glossary of terms

ABS	Asset backed securities are securities which are collateralised by income producing assets other than mortgage loans. They are typically structured in tranches of differing credit qualities. Some common types of asset backed securities are those backed by credit card receivables, home equity loans and car loans.

Arrears	Arrears relates to any interest or principal on a loan which was due for payment, but where payment has not been received.

Buy to let	A residential mortgage loan approved for the purpose of purchasing a residential investment property to rent out.

CBOs/CDOs	A collateralised bond obligation (“CBO”)/collateralised debt obligation (“CDO”) is an investment vehicle (generally an SPE) which allows third party investors to make debt and/or equity investments in a vehicle containing a portfolio of loans and bonds with certain common features. In the case of synthetic CBOs/CDOs the risk is backed by credit derivatives instead of the sale of assets (cash CBOs/CDOs).

Commercial paper	Commercial Paper is similar to a deposit and is a relatively low-risk, short-term, unsecured promissory note traded on money markets issued by companies or other entities to finance their short-term expenses. In the USA, commercial paper matures within 270 days maximum, while in Europe, it may have a maturity period of up to 365 days; although maturity is commonly 30 days in the USA and 90 days in Europe.

Commercial property	Commercial Property – focuses primarily on the following property segments:
a) Apartment complexes;

b) Develop to sell;

c) Office projects;

d) Retail projects;

e) Hotels; and

f) Selective mixed-use projects and special purpose properties.

Contractual maturity	The period when a scheduled payment is due and payable in accordance with the terms of a financial instrument.

Core tier 1 capital	Called-up share capital and eligible reserves plus equity non-controlling interests, less goodwill, intangible assets and deductions as specified by the Central Bank.

Credit default swaps	An agreement between two parties whereby one party pays the other a fixed coupon over a specified term. The other party makes no payment unless a specified credit event such as a default occurs, at which time a payment is made and the swap terminates. Credit default swaps are typically used by the purchaser to provide credit protection in the event of default by a counterparty.

Credit derivatives	Financial instruments with which credit risk connected with loans, bonds or other risk-weighted assets or market risk positions is transferred to counterparties providing credit protection. The credit risk might be the exposure inherent in a financial asset such as a loan or might be generic credit risk such as the bankruptcy risk of an entity.

Credit risk	The risk that one party to a financial instrument will cause a financial loss to the other party by failing to discharge an obligation.

Credit risk spread	Credit spread can be defined as the difference in yield between a given security and a comparable benchmark government security or the difference in value of two securities with comparable maturity and yield but different credit qualities. It gives an indication of the issuer’s or borrower’s credit quality.

Criticised loans	Loans requiring additional management attention over and above that normally required for the loan type.

Glossary of terms

Customer accounts	A liability of the Group where the counterparty to the financial contract is typically a personal customer, a corporation (other than a financial institution) or the government. This caption includes various types of deposits and credit current accounts, all of which are unsecured.

Debt restructuring	This is the process whereby customers in arrears, facing cash flow or financial distress renegotiate the terms of their loan agreements in order to improve the likelihood of repayment. Restructuring may involve altering the terms of a loan agreement including a partial writedown of the balance. In certain circumstances, the loan balance may be swapped for equity in the counterparty.

Default	When a customer breaches a term and/or condition of a loan agreement, a loan is deemed to be in default for case management purposes. Depending on the materiality of the default, if left unmanaged it can lead to loan impairment. Default is also used in Basel II context when a loan is either 91+ days past due or impaired, and may require additional capital to be set aside.

Earnings constraint	Within AIB, market risk portfolios are controlled from a risk (using VaR limits) and financial perspective. The Earnings Constraint is the Group’s primary financial limit. It is an expression of the Group’s tolerance for gross income loss in any financial period (i.e. utilisation against the Earnings Constraint Limit is based on cumulative gross income in each half year).

Delinquency	Failure by a customer to repay an obligation when due or as agreed. In the case of loans and credit cards, this will be when a payment of either capital and/or interest is 1 day or more overdue. In the case of an overdraft it is delinquent if an excess over an approved limit appears for 1 day or more.

Economic capital	The amount of capital which the bank needs to protect against extreme losses from a material risk it is running (e.g. credit risk, market risk). It is based on internally developed calculation methodology and estimates, as opposed to regulatory capital which uses a methodology determined by the Basel Accord and imposed by the Regulator.

Exposure at Default (“EAD”)	The EAD is the expected or actual amount of exposure to the borrower at the time of default.

First/ Second lien	Where a property or other security is taken as collateral for a loan, first lien holders are paid before all other claims on the property. Second lien holders are subordinate to the rights of first lien holders to a property security.

Funded/ unfunded exposures

Funded: Loans, advances or debt securities where funds have been given to a debtor with an obligation to repay at some future date and on specific terms.

Unfunded: Unfunded exposures are those where funds have not yet been advanced to a debtor, but where a commitment exists to do so at a future date or event.

General Government Debt	General government gross debt according to the convergence criteria set out in the Maastricht Treaty comprises currency, bills and short- term bonds, other short- term loans and other medium- and long- term loans and bonds, defined according to ESA 95.

Home loan	A loan secured by a mortgage on the primary residence or second home of a borrower.

Impaired loans	Loans are typically reported as impaired when interest thereon is 91 days or more past due or where a provision exists in anticipation of loss, except: (i) where there is sufficient evidence that repayment in full, including all interest up to the time of repayment (including costs) will be made within a reasonable and identifiable time period, either from realisation of security, refinancing commitment or other sources; or (ii) where there is independent evidence that the balance due, including interest, is adequately secured. Upon impairment the accrual of interest income based on the original terms of the claim is discontinued but the increase of the present value of impaired claims due to the passage of time is reported as interest income.

IRBA	The Internal Ratings Based Approach (“IRBA”) allows banks, subject to regulatory approval, to use their own estimates of certain risk components to derive regulatory capital requirements for credit risk across different asset classes. The relevant risk components are; Probability of Default (“PD”); Loss Given Default (“LGD”); and Exposure at Default (“EAD”).

Leveraged lending	Leveraged lending involves lending to entities by leveraging off their equity structures having considered the cash generating capacity of the business and its capacity to repay any associated debt. Leveraging structures are typically used in management and private equity buy-outs, mergers and acquisitions. Leverage lending typically is to non investment grade borrowers and carries commensurate rates of return.

Loan workout	Loan workout is the process whereby once an advance is deemed to be criticised (i.e. ‘Watch’, ‘Vulnerable’ or ‘Impaired’), the Group monitors and reviews the advance regularly with the objective of working with the customer to resolve their financial difficulties, which may include restructuring, in order to maximise the level of recovery by the Group.

Loans past due	When a borrower fails to make a contractually due payment, a loan is deemed to be past due. ‘Past due days’ is a term used to describe the cumulative number of days that a missed payment is overdue. Past due days commence from the close of business on the day on which a payment is due but not received. In the case of overdrafts, past due days are counted once a borrower:

- has breached an advised limit;

- has been advised of a limit lower than the then current outstandings; or

- has drawn credit without authorisation.

When a borrower is past due, the entire exposure is reported as past due, rather than the amount of any excess or arrears.

Loan to deposit ratio	This is the ratio of loans and receivables to customers as presented in the Statement of financial position compared to customer accounts.

Loss Given Default (“LGD”)	The LGD is the expected or actual loss in the event of default, expressed as a percentage of ‘exposure at default’.

Monte Carlo Simulation	A mathematical modelling process or analytical technique for solving a problem by performing a large number of trial runs, called simulations, and inferring a solution from the collective results of the trial runs. It is a standard method for calculating the probability distribution of possible outcomes and has particular application in determining the ‘Value at Risk’ (“VaR”) of portfolios containing option products.

Mortgage covered securities	Mortgage covered securities (also known as covered bonds) are debt securities backed by cash flows from mortgages. They are issued for the purpose of financing loans secured on residential property.

NAMA	National Asset Management Agency

NAMA 2	Other loans that may transfer to NAMA during 2011, currently classified as ‘loans and receivables to customers’.

Prime loan	Loan in which both the criteria used to grant the loan (loan-to-value, debt-to-income, etc.) and to assess the borrower’s history (no past due reimbursements of loans, no bankruptcy, etc.) are sufficiently conservative to rank the loan as high quality and low-risk.

Principal components analysis	A mathematical way of identifying patterns in data. It used to analyse interest rate shock scenarios by decomposing the interest rate term structure into its principal components.

Probability of Default (“PD”)	The PD is the likelihood that a borrower will default on an obligation to repay.

Glossary of terms

Renegotiated loan	Loans and receivables renegotiated are those facilities outstanding at the reporting date that, during the financial year have had their terms renegotiated, resulting in an upgrade from 91+ days past due default status to performing status, such that if they were not renegotiated they would otherwise be past due or impaired.

Risk weighted assets	A measure of assets (including off-balance sheet items converted into asset equivalents e.g. credit lines) which are weighted in accordance with prescribed rules and formulas as defined in the Basel Accord to reflect the risks inherent in those assets.

RMBS	Residential mortgage-backed securities (“RMBS”) are debt obligations that represent claims to the cash flows from pools of mortgage loans, most commonly on residential property.

Securitisation	The process of aggregation and repackaging of non-tradable financial instruments such as loans and receivables, or company cash flow into securities that can be issued and traded in the capital markets.

SPE	Special purpose entity (“SPE”) is a legal entity which can be a limited company or a limited partnership created to fulfil narrow or specific objectives. A company will transfer assets to the SPE for management or use by the SPE to finance a large project thereby achieving a narrow set of goals without putting the entire firm at risk.

Structured securities	This involves non standard lending arrangements through the structuring of assets or debt issues in accordance with customer and/or market requirements. The requirements may be concerned with funding, liquidity, risk transfer or other needs that cannot be met by an existing off the shelf product or instrument. To meet this requirement existing products and techniques must be engineered into a tailor made product or process.

Student loan related assets	Loans advanced to students for the students’ maintenance made under specific United States law.

Sub-prime	Extensions of credit to borrowers who, at the time of the loans’ origination, exhibit characteristics indicating a significantly higher risk of default than traditional bank lending customers.

Tier 1 capital	A measure of a bank’s financial strength defined by the Basel Accord. It captures core tier 1 capital plus other tier 1 securities in issue, but is subject to deductions relating to the excess of expected loss on the IRBA portfolios over the IFRS provision on the IRBA portfolios, securitisation positions and material holdings in financial companies.

Tier 2 capital	Broadly includes qualifying subordinated debt and other tier 2 securities in issue, eligible collective impairment provisions, unrealised available for sale equity gains and revaluation reserves. It is subject to deductions relating to the excess of expected loss on the IRBA portfolios over the accounting impairment provisions on the IRBA portfolios, securitisation positions and material holdings in financial companies.

Tracker mortgage	A tracker mortgage has a variable interest rate. The rate tracks the European Central Bank (“ECB”) rate, at an agreed margin above the ECB rate and will increase or decrease within five days of an ECB rate movement.

VaR	The Group’s core risk measurement methodology is based on a variance co-variance application of the industry standard Value at Risk (“VaR”) technique that incorporates the portfolio diversification effect within each standard risk factor (interest rate, foreign exchange, equity, as applicable). The resulting VaR figures, calculated at the close of business each day, are an estimate of the probable maximum loss in fair value over a one month holding period that would arise from a ‘worst case’ movement in market rates. This ‘worst case’ is derived from an observation of historical prices over a period of three years, assessed at a 99% statistical confidence level. Instruments with significant embedded or explicit option characteristics receive special attention, including Monte Carlo simulation and a full analysis of option sensitivities.

Vulnerable loans	Loans where repayment is in jeopardy from normal cashflow and may be dependent on other sources.

Watch loans	Loans exhibiting weakness but with the expectation that existing debt can be fully repaid from normal cashflow.

Principal addresses

Ireland & Britain	AIB Investment Managers Limited	USA
AIB Investment House,
Group Headquarters	Percy Place, Dublin 4.	AIB Corporate Banking
Bankcentre, PO Box 452,	Telephone: + 353 1 661 7077	North America
Ballsbridge, Dublin 4.	Facsimile: + 353 1 661 7038	1166 Avenue of the Americas, 18th floor,
Telephone: + 353 1 660 0311		New York, NY 10036.
Website: http://www.aibgroup.com	AIB International Financial	Telephone: + 1 212 339 8000
	Services Limited	Facsimile: +1 212 339 8006
AIB Bank (RoI)	AIB International Centre,
Bankcentre, Ballsbridge,	IFSC, Dublin 1.	AIB Corporate Banking
Dublin 4.	Telephone: + 353 1 874 0777	North America
Telephone: + 353 1 660 0311	Facsimile: + 353 1 874 3050	601 South Figueroa Street,
Facsimile: + 353 1 641 1323		Suite 4650, Los Angeles,
	AIB Global Corporate Banking	CA 90017.
First Trust Bank	Capital Markets, Bankcentre,	Telephone: + 1 213 622 4900
First Trust Centre, 92 Ann Street,	Ballsbridge, Dublin 4.	Facsimile: + 1 213 622 4943
Belfast, BT1 3HH.	Telephone: + 353 1 660 0311
Telephone: + 44 28 9032 5599	Facsimile: + 353 1 668 2508	AIB Global Treasury Services
From RoI: 048 9032 5599		1166 Avenue of the Americas, 18th floor,
	AIB Corporate Finance Limited	New York, NY 10036.
First Trust Bank	85 Pembroke Road,	Telephone: + 1 212 339 8000
4 Queen’s Square,	Ballsbridge, Dublin 4.	Facsimile: +1 212 339 8006
Belfast, BT1 3DJ.	Telephone: + 353 1 667 0233
Telephone: + 44 28 9024 2423	Facsimile: + 353 1 667 0250	Canada
Facsimile: + 44 28 9023 5480
	AIB Corporate Banking Britain	Allied Irish Banks, p.l.c.
Allied Irish Bank (GB)	St Helen’s, 1 Undershaft,	70 York Street, Suite 1260,
4 Tenterdon Street, Off Hanover Square,	London EC3A 8AB.	Toronto, Ontario,
London W1S 1TE.	Telephone: + 44 207 090 7130	M5J 1S9, Canada.
Telephone: + 44 20 7647 3300	Facsimile: + 44 207 090 7101	Telephone: + 1 416 342 2550
Facsimile: + 44 20 7629 2376		Facsimile: + 1 416 342 2590

AIB Capital Markets
AIB International Centre,
IFSC, Dublin 1.
Telephone: + 353 1 874 0222
Facsimile: + 353 1 679 5933

AIB Global Treasury
AIB International Centre,
IFSC, Dublin 1.
Telephone: + 353 1 874 0222
Facsimile: + 353 1 679 5933

St. Helen’s (first floor),
1 Undershaft,
London EC3A 8AB.
Telephone: +44 207 309 3000

Principal addresses (continued)

Poland	Allied Irish Banks, p.l.c.
Acquisition Finance Germany
AIB PPM Sp. z o.o.	An der Welle 3,
Atrium Tower,	60322 Frankfurt am Main,
Al. Jana Pawla II 25,	Germany.
00-854 Warszawa,	Telephone: + 49 69 971 42142
Poland.	Facsimile: + 49 69 971 42116
Telephone: + 48 22 653 4660
Facsimile: + 48 22 653 4661	AIB Administrative Services
Hungary
Rest of World	Dohány Utca 12, 2nd floor,
H-1074 Budapest,
AIB Bank (CI) Limited	Hungary.
AIB House,	Telephone: + 36 1 328 6800
25 Esplanade, St. Helier,	Facsimile: + 36 1 328 6801
Jersey JE1 2AB.
Telephone: +44 1534 883000	AIB Administrative Services
Facsimile: +44 1534 883112	Schweiz GmbH
Bellerivestrasse 17,
AIB Bank (CI) Limited	8008 Zurich,
Isle of Man Branch,	Switzerland.
10 Finch Road,	Telephone: + 41 43 488 4343
Douglas, Isle of Man IM1 2PT.	Facsimile: + 41 43 488 4344
Telephone: + 44 1624 639639
Facsimile: + 44 1624 639636	AIB Administrative Services
Luxembourg S.á.r.l.,
Allied Irish Banks, p.l.c.	16 Avenue Pasteur,
Corporate Banking France	L-2310 Luxembourg,
39 Avenue Pierre 1er de Serbie,	Grand Duchy of Luxembourg.
75008 Paris.	Telephone: + 352 26 121810
Telephone: + 33 1 53 57 76 10	Facsimile: + 352 26 121830
Facsimile: + 33 1 53 57 76 20

All numbers are listed with international codes. To dial a location from within the same jurisdiction, drop the country code after the + sign and place a 0 before the area code. This does not apply to calls to First Trust from Ireland (Republic).

Index

A
Accounting policies	146
Additional information in relation to discontinued operations	330
Additional parent company information on risk	336
Administrative expenses	194
Annual General Meeting	378
Approval of accounts	353
Associated undertakings	243
Audit Committee	129
Auditor	124
Auditor’s fees	205
Average balance sheets and interest rates	318
Aviva Life Holdings Limited	245

B
Balance sheets	174 & 175
Board Committees	128
Board & Group Executive Committee	119
Bulgarian American Credit Bank	209
Businesses of AIB Group	15

C
Capital adequacy information	60
Capital management	58
Commitments	316
Company secretary	127
Contingent liabilities and commitments	270
Corporate Governance Statement	125
Corporate Social Responsibility	8
Corporate Social Responsibility Committee	131
Credit ratings	240
Credit risk	85
Critical accounting policies	61
Currency information	317
Customer accounts	259

D
Debt securities in issue	260
Deferred taxation	253
Deposits by central banks and banks	258
Derivative financial instruments	215
Directors	119

Directors’ interests	303
Directors’ remuneration	299
Discontinued operations	206
Disposal groups and non-current assets held for sale	212
Disposal of businesses	205
Distributions on equity shares	210
Distributions to other equity holders	210
Dividend income	154 & 189
Dividends	323

E
Earnings per share	209
Employees	317 & 376
Exchange controls	375
Exchange rates	317
Executive Chairman’s statement	4

F
Fair value of financial instruments	281
Finance leases and hire purchase contracts	232
Financial and other information	317
Financial assets and financial liabilities
by contractual residual maturity	295
Financial assets and financial liabilities held for sale to NAMA	211 & 324
Financial calendar	378
Financial investments available for sale	233
Financial investments held to maturity	240 & 335
Financial liabilities by undiscounted contractual maturity	297
Foreign exchange risk	115
Forward looking information	2

G
Gain on redemption of capital instruments	191
Going concern	135 & 148
Group Internal Audit	84

I
Income statement	172
Income tax (income)/expense	206
Independent auditor’s report	355
Institutional shareholders	135
Intangible assets and goodwill	249
Interest income	189
Interest expense	189
Interest rate risk (non-trading)	114
Interest rate sensitivity	288
Internal controls	135
Investments in Group undertakings	246
Irish Government	274

L
Liquidity risk	109
Loans and receivables to banks	221
Loans and receivables to customers	222
Loss on transfer of financial instruments to NAMA	193

M
Management report	24
Market risk	110
Memorandum and articles of association	361
M&T Bank Corporation	208

N
NAMA senior bonds	232
NAMA subordinated bond	233
Net fee and commission income	190
Net trading loss	190
Nomination and Corporate Governance Committee	132
Non-controlling interests in subsidiaries	209 & 269
Notes to the accounts	182

O
Offer and listing details	368
Operational risk	115
Other equity interests	269
Other liabilities	260
Other operating income	194
Own shares	268

Index (continued)

P
Pension risk	117
Post-balance sheet events	322
Principal addresses	383
Profit on disposal of property	204
Property, plant & equipment	251
Prospective accounting changes	169
Provision for impairment of financial investments available for sale	204
Provisions for impairment of loans and receivables	229
Provisions for liabilities and commitments	261

R
Regulatory Compliance	317
Regulatory Compliance risk	84 & 116
Related party transactions	305
Remuneration Committee	132
Report of the Directors	122
Reporting currency	367
Retirement benefits	198
Risk appetite	82
Risk governance and risk management organisation	82
Risk identification and assessment process	84
Risk management	73
Risk philosophy	82
Risk strategy	82

S
Schedule to Report of the Directors	358
Segmental information	183
Share-based compensation schemes	194
Share capital	265
Statement of cash flows	176 & 294
Statement of comprehensive income	173
Statements of changes in equity	178 & 180
Statement of Directors’
Responsibilities	354
Statements of financial position	174 & 175
Subordinated liabilities and other capital instruments	262
Supervision and regulation	138

T
Taxation	371
Trading portfolio financial assets	214
Trading portfolio financial liabilities	260

W
Website	378

20F Cross reference index

2010 Form 20-F item number
1	Identity of Directors, Senior Management and Advisors

	Not applicable

2	Offer statistics and expected timetable

	Not applicable

3	Key information

	Financial highlights	3
	Risk factors	74

4	Information on the company

	History and development of the company	13
	Businesses of AIB	15
	Organisational structure	17
	Description of property	377

5	Operating and Financial Review & Prospects

	Critical accounting policies & estimates	61
	Management report	24
	Capital management	58
	Off-balance sheet arrangements	273
	Deposits and short term borrowings	65
	Financial investments available for sale	68
	Contractual obligations	72

6	Directors’ Senior Management & Employees

	The Board and Group Executive Committee	119
	Report on Directors’ remuneration and interests	299
	Directors’ report	122
	Corporate Governance Statement	125
	Employees	376

7	Major Stockholders and Related Party Transactions
	Major stockholders	123
	Related party transactions	305

8	Financial information

	Legal proceedings	271
	Prospective accounting changes	169

9	The Offer and listing

	Offer and listing details	368

10	Additional information

	Memorandum and Articles of Association	361
	Exchange controls	375
	Taxation	371

11	Quantitative & Qualitative Disclosures about Risk

	Risk management - Factors	74
	Risk management - Framework	82
	Risk management - Individual risk types	85
	Risk management - Key risks and uncertainties	79
	Supervision & Regulation	138

12	Description of Securities other than Equity Securities

	Not applicable

13	Defaults, dividend Arrearages & Delinquencies

	Not applicable

14	Material Modifications to the Rights of Security Holders & Use of Proceeds

	Not applicable

15	Controls & Procedures

	Evaluation of disclosure controls & procedures	136
	Managements’ report on internal control over financial reporting	136

16A	Audit Committee Financial Expert	129

16B	Code of Ethics	136

16C	Principal Accountant Fees & Services	205

17	Financial Statements

	Not applicable

18	Financial Statements & Exhibits

	Financial Statements	146

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1	Memorandum & Articles of Association (including special resolutions AGM 8 April 2011)

4.1	CIFS Scheme Guarantee Acceptance Deed – Allied Irish Banks, p.l.c. (incorporated by reference to Exhibit 4.1 to Allied Irish Banks, p.l.c.’s Annual Report on Form 20-F/A for the fiscal year ended December 31, 2009, filed with the SEC on September 27, 2010; file number 001-10284)

4.2	CIFS Scheme Guarantee Acceptance Deed – AIB Bank (CI) Ltd (incorporated by reference to Exhibit 4.2 to Allied Irish Banks, p.l.c.’s Annual Report on Form 20-F/A for the fiscal year ended December 31, 2009, filed with the SEC on September 27, 2010; file number 001-10284)

4.3	CIFS Scheme Guarantee Acceptance Deed – AIB Group (UK) plc (incorporated by reference to Exhibit 4.3 to Allied Irish Banks, p.l.c.’s Annual Report on Form 20-F/A for the fiscal year ended December 31, 2009, filed with the SEC on September 27, 2010; file number 001-10284)

4.4	CIFS Scheme Guarantee Acceptance Deed – Allied Irish Banks North America Inc (incorporated by reference to Exhibit 4.4 to Allied Irish Banks, p.l.c.’s Annual Report on Form 20-F/A for the fiscal year ended December 31, 2009, filed with the SEC on September 27, 2010; file number 001-10284)

4.5	CIFS Scheme Guarantee Acceptance Deed – AIB Mortgage Bank (incorporated by reference to Exhibit 4.5 to Allied Irish Banks, p.l.c.’s Annual Report on Form 20-F/A for the fiscal year ended December 31, 2009, filed with the SEC on September 27, 2010; file number 001-10284)

4.6	ELG Scheme Guarantee Scheme Agreement – Allied Irish Banks, p.l.c. (incorporated by reference to Exhibit 4.6 to Allied Irish Banks, p.l.c.’s Annual Report on Form 20-F/A for the fiscal year ended December 31, 2009, filed with the SEC on September 27, 2010; file number 001-10284)

4.7	ELG Scheme Guarantee Scheme Agreement – AIB Bank (CI) Ltd (incorporated by reference to Exhibit 4.6 to Allied Irish Banks, p.l.c.’s Annual Report on Form 20-F/A for the fiscal year ended December 31, 2009, filed with the SEC on September 27, 2010; file number 001-10284)

4.8	ELG Scheme Guarantee Scheme Agreement – AIB Group (UK) plc (incorporated by reference to Exhibit 4.8 to Allied Irish Banks, p.l.c.’s Annual Report on Form 20-F/A for the fiscal year ended December 31, 2009, filed with the SEC on September 27, 2010; file number 001-10284)

4.9	ELG Scheme Guarantee Scheme Agreement – Allied Irish Banks North America Inc (incorporated by reference to Exhibit 4.9 to Allied Irish Banks, p.l.c.’s Annual Report on Form 20-F/A for the fiscal year ended December 31, 2009, filed with the SEC on September 27, 2010; file number 001-10284)

4.11	NPRFC Subscription Agreement

4.12	Share Purchase Agreement dated 10 September 2010 among Allied Irish Banks, p.l.c., AIB European Investments Limited, AIB Capital Markets, p.l.c. and Banco Santander S.A. (incorporated by reference to Exhibit 4.12 to Allied Irish Banks, p.l.c.’s Annual Report on Form 20-F/A for the fiscal year ended December 31, 2009, filed with the SEC on September 27, 2010; file number 001-10284)

4.13	The Placing Agreement

8.1	Subsidiaries List

12.1	Certification of Executive Chairman pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Acting Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Executive Chairman pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Acting Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Special resolutions – EGM 23 December 2009 (incorporated by reference to Exhibit 15.1 to Allied Irish Banks, p.l.c.’s Annual Report on Form 20-F/A for the fiscal year ended December 31, 2009, filed with the SEC on September 27, 2010; file number 001-10284)

15.2	Special resolutions – AGM 28 April 2010 (incorporated by reference to Exhibit 15.2 to Allied Irish Banks, p.l.c.’s Annual Report on Form 20-F/A for the fiscal year ended December 31, 2009, filed with the SEC on September 27, 2010; file number 001-10284)

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant, Allied Irish Banks, p.l.c., certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 18 May 2011.

ALLIED IRISH BANKS, p.l.c.
(Registrant)

By:	PAUL STANLEY
Name:	Paul Stanley
Title:	Acting Chief Financial Officer