Form 20-F
period 2011-12-31
ALLIED IRISH BANKS PLC
filed 2012-04-24
CIK 850364

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2011

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

None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares of EUR 0.01 each	513,528,806,391

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

This document contains certain forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, with respect to the financial condition, results of operations and business of the Group and certain of the plans and objectives of the Group. In particular, among other statements in this Annual Financial Report, with regard to management objectives, trends in results of operations, margins, risk management, competition and the impact of changes in International Financial Reporting Standards are forward-looking in nature. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘may’, ‘could’, ‘will’, ‘seek’, ‘continue’, ‘should’, ‘assume’, or other words of similar meaning. Examples of forward-looking statements include among others, statements regarding the Group’s future financial position, income growth, loan losses, business strategy, projected costs, capital ratios, estimates of capital expenditures, and plans and objectives for future operations. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking information. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These are set out in ‘Risk factors’ on pages 62 – 68. These factors include, but are not limited to the Group’s access to funding and liquidity which is adversely affected by the financial instability within the Eurozone, contagion risks disrupting the financial markets, constraints on liquidity and market reaction to factors affecting Ireland and the Irish economy, the Group’s markets, particularly for retail deposits, at risk from more intense competition, the Group’s business being adversely affected by a further deterioration in economic and market conditions, general economic conditions being very challenging for our mortgage and other lending customers and increase the risk of payment default, the depressed Irish property prices may give rise to increased losses experienced by the Group, the Group faces market risks, including non-trading interest rate risk, the Group is subject to rigorous and demanding Government supervision and oversight, the Group may be subject to the risk of having insufficient capital to meet increased regulatory requirements, the Group’s business activities must comply with increasing levels of regulation, the Group’s participation in the NAMA Programme gives rise to certain residual financial risks, the Group may be adversely affected by further austerity and budget measures introduced by the Irish Government, the value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time, or may ultimately not turn out to be accurate, the Group’s deferred tax assets depend substantially on the generation of future profits over an extended number of years, adverse changes to tax legislation, regulatory requirements or accounting standards could impact capital ratios, the Group is subject to inherent credit risks in respect of customers, the Group faces heightened operational and reputational risks, the restructuring of the Group entails risk, the Group’s risk management strategies and techniques may be unsuccessful, risk of litigation arising from the Group’s activities. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made. AIB cautions that the foregoing list of important factors is not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and events when making an investment decision based on any forward-looking statement. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Annual Financial Report may not occur. The Group does not undertake to release publicly any revision to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof.

Financial highlights

	2011 € m		2010 € m
Results
Total operating income/(loss)	4,340		(3,357)
Operating loss	(5,108)		(12,124)
Loss before taxation from continuing operations	(5,108)		(12,071)
Profit after taxation from discontinued operations	1,628		199
Loss attributable to owners of the parent	(2,312)		(10,232)

Per ordinary/CNV share
Loss - basic from continuing operations	(1.6c	)	(571.1c	)
Loss - diluted from continuing operations	(1.6c	)	(571.1c	)
Earnings - basic from discontinued operations	0.7c		7.1c
Earnings - diluted from discontinued operations	0.7c		7.1c
Dividend	—		—
Dividend payout	—		—
Net assets	€0.05		(€0.04)

Performance measures
Return on average total assets	(1.66%)		(6.21%)
Return on average ordinary shareholders’ equity	(48.8%)		(222.5%)

Statement of financial position
Total assets	136,651		145,222
Ordinary/ CNV shareholders’ equity	10,963		(80)
Shareholders’ equity	14,463		3,659
Loans and receivables to customers	82,540		86,350
Customer accounts	60,674		52,389

Capital ratios
Core tier 1 capital	17.9	%(1)	4.0%
Total capital	20.5%		9.2	%(2)

(1)

At 31 December 2011, under the Central Bank’s Financial Measures Programme (“FMP”), AIB is required to report its core tier 1 capital with 50:50 supervisory deductions now being applied to the core tier 1 capital calculation. These deductions were previously deducted from tier 1 capital. This methodology is consistent with that used to calculate capital shortfalls for participating institutions in the Prudential Capital Assessment Review (“PCAR”) 2011.

(2)

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

    Chairman’s statement

AIB started 2011 by coming to terms with the massive shock that had overtaken the Irish economy. The year saw a continuing decline in property values and a flat business environment and this has made recovery challenging.

The early recognition by the Irish Government and the Central Bank of Ireland of a need for a substantial recapitalisation of the banking system provided an opportunity to focus on the recovery of AIB and the support and service of its customers.

Although the staff of the bank had worked hard to deal with the evolving impact of the crisis, the bank as an organisation was challenged to deal effectively with the increase in the numbers of customers in difficulty.

A significant amount of change had to be planned and implemented before a more effective focus on customers could be achieved. The impact of this new focus only began to be felt in the second half of 2011.

AIB has moved away from its old structure of entirely separate businesses and is moving towards a coordinated ‘OneBank’ model.

This new structure aims to put the customer at the heart of what we do, with simpler, more transparent products and more automated operational processes to improve access and speed of fulfilment.

The delivery of the standards to which we aspire may take a number of years to achieve but progressive and consistent improvement should be evident over time.

We have also listened to our staff across the country to redefine and establish the behaviours that will be critical to establishing a different, stable and successful AIB. A series of initiatives have been undertaken to help our staff deal with the past and to rebuild for the future.

We still have the difficult process to work through of reducing our staff numbers and our costs to better align them with the needs of the smaller bank AIB has become.

This is made more challenging by the fact that we require more people to deal with customers in difficulty. In 2011 resources have been progressively put in place to address this issue with extensive training programmes created and launched.

The changes now made in AIB will enable re-engagement with our customers, supporting them as far as is prudent through challenging times and doing what we can to help revitalise the national economy.

Other issues

The AIB Board addressed other issues in 2011. One such issue was the introduction of new governance and control standards which are part of a rapidly evolving regulatory environment. We are ensuring AIB has the structures, processes and people in place to meet these new demands. Another issue for us was overseeing the disposal and acquisition of a number of major businesses as well as capital raising exercises.

The AIB Board also had a role in overseeing the establishment and implementation of AIB’s non-core strategy, the NAMA transfers, restitution projects and data remediation.

Board changes

I would like to thank Stephen Kingon, Anne Maher and David Pritchard – who stepped down from the AIB Board in July – for their contribution to the bank.

In June 2011, Bernard Byrne, Director of the Personal & Business Banking business, joined the AIB Board as an executive director.

During the year, a new Executive Committee (“ExCo”) was established to run AIB, albeit with a number of interim appointments pending the arrival of the new Chief Executive.

All appointments to this committee were made after careful assessment of suitable candidates. This was part of a wider evaluation project which saw a series of new appointments and promotions at other levels made across the bank and significant change at senior levels.

I can report that these appointments and promotions were based on a very rigorous and objective selection process which placed a high priority on leadership values and behaviours.

We intend to continue selecting our people in a manner consistent with the standards defined by this process.

These standards also informed the identification and selection of candidates for the role of Chief Executive Officer and non-executive directors.

In October we welcomed Thomas Wacker and Simon Ball to AIB as non-executive directors and in December David Duffy was appointed as CEO.

David has held a number of senior roles in the international banking industry including, most recently, the position of CEO at Standard Bank International. He has a proven track record in successfully managing banks through challenging times and is ideally suited to the task of leading AIB’s extensive restructuring and delivering the business performance that will best serve our customers and return the bank to sustainable viability.

I welcome David to this organisation and I look forward to working with him and the rest of the AIB team as we continue the transformation of AIB.

I would like to thank the staff and customers of AIB for their patience and continued support as we work to regain trust.

David Hodgkinson

Chairman

29 March 2012

    Chief Executive’s review

2011 proved to be another difficult year for AIB – and one in which we continued to receive the strong support of our shareholders, customers and the Irish taxpayer.

We ended 2011 with a strong capital base, more stable funding and, above all, a clear focus on our corporate, commercial and retail customers.

We are well positioned to adapt to the challenging economic environment and to realise over time a sustainable return for our shareholders.

We have taken significant steps to reduce our costs. We expect our voluntary redundancy programme will generate a material reduction in our cost structure in future years.

Our plan to return to profitability by 2014 remains on target.

Achieving this target will be key to our ambition to provide an opportunity to attract private investment and return value to our principal shareholder.

Economic outlook

The Irish economy has remained weak and consumer and government spending continued to decline in 2011. Credit growth was limited and market conditions have not improved. These challenges have led to an increase in our provisions as consumers struggle to fund their commitments and businesses, large and small, limit their borrowings.

The combination of these factors and a low interest rate environment have served to compress our margins at a difficult time.

However, Ireland retains many of the fundamental factors that supported strong rates of economic growth in the past two decades. These positives include a young, highly educated labour force, a relatively competitive corporate tax regime, labour market flexibility, access to Europe and global markets and continued inward Foreign Direct Investment (“FDI”).

We believe that we are positioning AIB to emerge strongly as the economy recovers.

Financial performance

AIB reported an after tax loss of € 2.3 billion in 2011 after recognising net total provisions of € 8.2 billion. This outcome includes income from exceptional items of € 3.0 billion relating to liability management exercises and loan disposals, and € 1.6 billion of profits relating to Polish discontinued operations. Excluding these items, operating profit before provisions was € 68 million, compared to € 658 million for 2010. The reduction in operating profit is due to lower levels of income – down by € 519 million or 22% – and a rise in costs of € 71 million or 4%.

Net interest income was € 1.4 billion, a decrease of € 494 million, or 27%, due to higher Eligible Liabilities Guarantee scheme costs, margin compression and reduced interest earning loan volumes. Reflecting the above, the net interest margin declined from 1.31% in 2010 to 1.03% in 2011.

Other income excluding exceptional items was € 438 million. This was € 25 million, or 5%, lower than in 2010, reflecting weaker economic conditions, challenging trading markets and lower volumes and revenues due to business disposals.

Operating expenses of € 1.7 billion were 4% higher than 2010, of which 2% was due to the inclusion of € 42 million of EBS costs from 1 July 2011. Excluding EBS, staff costs were in line with 2010. Significant external engagement including non-recurring professional fees and statutory costs associated with the restructuring and transformation of the bank increased the overall cost base of the bank.

The provision charge for impaired loans was €7.9 billion. The main elements of this charge include € 1.7 billion for the land and development portfolio, € 2 billion for the property investment portfolio, € 1.6 billion for small and medium-sized enterprise loans, € 1.6 billion for mortgages, € 0.5 billion for corporate and € 0.5 billion for other personal sector loans.

Capital

The Core Tier 1 ratio was 17.9% for December 2011 compared to 4% at the end of 2010. The bank’s capital position is well above the minimum requirement of 10.5% as set by the Central Bank of Ireland in March 2011 and reflects a reduction in Risk Weighted Assets (“RWA”) of € 14.5 billion and Core Tier 1 recapitalisation actions totalling € 14.7 billion.

The RWA reduction was primarily due to asset deleveraging and business disposals. Liability management exercises generated € 3.6 billion from the purchase by AIB of its subordinated liabilities and other capital instruments at prices within a range of 10% to 30% of their face value; an equity placing of € 5 billion subscribed to by the National Pension Reserve Fund Commission (“NPRFC”), and a capital contribution of € 6.1 billion from the Minister for Finance and the NPRFC.

Funding and liquidity

Customer deposits of € 61 billion at the end of 2011 are AIB’s largest funding source at 47% of total funding requirements, up 2% from 2010. Deposits were stable from August onwards reflecting increased customer confidence following the recapitalisation of the bank in July 2011. Since year end deposits have grown by c. € 1.5 billion.

The bank reduced its exposure to wholesale funding by € 13 billion or 20% in the year. However access to wholesale markets over the course of the year continued to be restricted. The bank availed of the ECB operations open to the market and at December 2011 drawings amounted to € 31 billion, including € 3 billion from AIB’s participation in the ECB 3 year Long Term Refinancing Operation (“LTRO”), which extended the bank’s debt maturity.

AIB exited the Central Bank of Ireland’s non-standard facilities in April 2011 and the level of Central Bank of Ireland funding reduced by € 6 billion during the year. The ongoing reduction in Central Bank of Ireland funding will continue to be a key objective for the bank.

The bank’s loan to deposit ratio was 138% (136% excluding held for sale corporate loans) at 2011 year end compared to 165% at the end of 2010. This was lower than the 2011 target of 143%, primarily due to a combination of asset deleveraging ahead of plan, increased provisions and the acquisition of Anglo deposits of € 8.6 billion.

Business disposals

AIB has undertaken a range of business disposals to support capital generation, de-risking of the balance sheet and re-focusing of the bank’s strategy on core domestic banking. In April 2011 the sale of AIB’s Polish business was completed. The bank also announced the disposal of the following businesses: AIB Jerseytrust Limited, AIB International Financial Services, AIB Investment Managers and its interest in the Bulgarian American Credit Bank.

The sale of AIB’s ordinary shares in the US M&T Bank Corporation was completed in 2010.

Loans and asset quality

AIB’s loan book reduced on an underlying basis by € 11.5 billion during 2011 reflecting flowback and deleveraging mainly in our corporate and UK portfolios. Group total loans at the end of the year, including € 16.3 billion in loans within EBS, were € 99 billion.

Credit quality continued to deteriorate throughout the year across all our portfolios, most notably in the property and residential mortgage sectors, and is a key area of attention for the AIB Board and senior management.

With the acquisition of EBS on 1 July 2011, residential mortgages now account for 46% of total AIB loans. The credit quality of this book has deteriorated during the year evidenced by an increase in arrears levels and requests for forbearance. In line with other financial institutions, AIB has developed a Mortgage Arrears Resolution Strategy (“MARS”) for dealing with customers in difficulty or likely to be in difficulty with the core objective being to ensure that sustainable arrears solutions are put in place for the long term which serve both the customer and the bank.

Property sector loans amounted to € 24.5 billion (including € 0.9 billion of EBS loans) or 25% of AIB loans at year-end.This is an underlying decrease in AIB’s property portfolio of € 2.3 billion since December 2010. € 16.8 billion of the portfolio relates to property investment, just under 50% of which is located outside Ireland. Land and development loans account for € 6.6 billion or 27% of property loans and we hold total provisions to loans for this portfolio of 58%. Impaired land and development loans amounted to € 5.4 billion or 82% of the portfolio with specific provision cover of 69%.

We undertook comprehensive reviews of each of our loan portfolios in 2011 and at year-end we now hold specific provisions of € 12.3 billion against impaired loans of € 24.8 billion providing cover of 49%. Additionally, a further € 2.6 billion has been set aside for losses which we believe have been incurred but have not yet been identified within our loan book.

Supporting business customers

As a pillar bank we are committed to providing credit to all of our business customers who can demonstrate viability. We intend to meet our lending targets and to introduce a range of initiatives that support the growth of our economy. In mid-2011, a Commercial Banking unit was created to better serve the banking needs of business customers. This new structure, operating through a national network of AIB Commercial Centres, allows local relationship managers to serve their customers more effectively.

Commercial Banking is also expanding its Emerging Sectors team to provide supportive banking products and services to technology and software companies. The performance of these companies, and those in the medical, clean and green tech sectors, underpins growth in Irish exports and is creating new employment opportunities.

AIB has also engaged with industry groups and forums to highlight the availability of credit finance for SME customers. We want to encourage demand for new lending that will provide a net cash stimulus to the Irish economy. We have also launched national and provincial advertising campaigns and sponsored events such as the Business & Finance Enterprise of the Year awards to raise awareness of AIB’s open for business message.

AIB exceeded the Irish Government’s € 3 billion SME lending target by € 600 million in 2011. We approved 33,500 out of 37,000 applications for credit received from small businesses during the year – an approval rate of more than 90%.

In the latter part of 2011, we held more than 5,000 individual SME training sessions which aim to improve front line credit skills among our staff to help small businesses prepare their credit applications.

We in AIB accept we must do more to engage with customers to support an increase in the provision of credit and to ensure the bank meets the 2012 SME lending target of € 3.5 billion. We have a number of initiatives underway to ensure we meet this goal. These include our Big Drive for Small Business campaign, a € 100 million job creation fund, seminars with more than 15,000 SME customers plus SME coaching programmes for over 2,000 business customers.

In 2011, specialised units, called Enterprise Lending Services, were created to support customers in difficulty. Case managers in these units, based in more than 44 locations across Ireland, focus on an intensive and supportive engagement with customers and run specialised training courses to help restore firms to viability.

We increased the number of staff working in these units, from around 600 in June 2011 to approximately 1,000 by the year end – an increase of more than 60%.

Accessibility - convenience initiatives

In 2011, AIB launched initiatives to enable customers to access their banking services in a more convenient manner. In October, we launched the first of our mobile banking apps and to date over 20% of our online customers – around 165,000 people – actively use AIB apps on their mobile devices.

In August 2011 we launched our first self-service lobby in one of our Dublin branches. Customers have the ability to withdraw cash, lodge cheques and cash and complete bill payments or funds transfers through our internet kiosks from 8am to 9pm seven days a week. In 2011 we also launched a pilot programme in 12 branches which saw opening hours extended to provide greater convenience for our customers. We intend to expand these initiatives in 2012.

Mortgages - new business

A key objective of AIB is to contribute to market recovery by achieving an increased share of the mortgage market in line with our status as a pillar bank.

In 2011, AIB increased its market share of mortgage sanctions from 20% in February to 35% in December.

The bank approved more than 4,500 mortgage applications in the year to a total value of more than € 800 million.

In 2012, we have set a minimum target of € 1 billion in new mortgage sanctions for residential property transactions and ‘top ups’ on existing loans.

We are committed to promoting our open for business agenda through ongoing communication with all mortgage customers.

Mortgages - customers in difficulty

AIB implemented the Code of Conduct on Mortgage Arrears on 1 January 2011 and a new Arrears Support Unit was created. This unit had an original staffing level of 26 which was increased to more than 200 by the year end. We plan to further increase resources in this area in 2012. More than 2,500 staff were trained in the Code of Conduct for Mortgage Arrears with over 750 staff trained in engagement skills for customers in difficulty.

Corporate Banking

Corporate Banking Ireland provides a customer centric relationship banking model to its client base and continues to see growth across all sectors specifically FDI, food and agricultural services and information and communications technology.

FDI is seen as a critical sector for the export led recovery of Ireland and AIB continues to be the leading Irish bank to this sector.

EBS

On 31 March 2011 the Minister for Finance announced that EBS Building Society was to merge with AIB creating one of two pillar banks. The acquisition took place on 1 July, with EBS Building Society having become EBS Limited (“EBS”). This new entity now operates as a standalone, separately branded subsidiary of AIB with its own banking licence.

EBS currently offers residential mortgages and savings products, bancassurance and personal banking along with general insurance products on an agency basis to its customers.

Maintaining the EBS brand alongside the AIB brand will bring long term strength to AIB overall as the organisation operates a multi-brand strategy. Through the integration of back office operations, an optimum operating model for the EBS business will be achieved with operational and cost efficiencies targeted through the process.

Anglo deposit businesses

AIB acquired the deposit businesses of Anglo Irish Bank Corporation (now known as Irish Bank Resolution Corporation) on 24 February 2011. These retail and corporate deposits in the amount of € 8.3 billion were spread across businesses in the Republic of Ireland, Great Britain and Isle of Man.

The Anglo deposit businesses were acquired as part of an Irish Government mandated re-organisation of the Irish domestic banking sector and provided a valuable source of additional customer deposits to AIB.

AIB UK

AIB Group (UK) plc continued to operate in a challenging external environment in 2011. The business was significantly restructured during the year to lay the foundations for a return to viability. During 2011, the UK deposit book of Anglo Irish Bank was acquired providing a complementary direct channel.

AIB Group (UK) plc will now be managed as two distinct business segments, AIB (GB) in Britain and First Trust Bank in Northern Ireland, with an overarching governance and control structure.

Non-Core Unit

A condition of the bank’s recapitalisation was the deleveraging of c. € 20.5 billion of our € 27.7 billion (including € 2.6 billion in EBS) of non-core assets by end of December 2013.

To achieve this AIB established a Non-Core Unit to formulate and implement AIB’s non-core deleveraging strategy.

We have made good progress towards achieving the € 20.5 billion target with net loan reductions in the year of c. € 12.7 billion through a combination of disposals, restructurings, scheduled amortisation and additional provisioning. Disposals in the year totalled approximately € 6.5 billion at an average discount of 5%. Taking amortisations into account, the average discount for all of the non-core deleveraging amounts to approximately 4%.

At € 12.7 billion our non-core net loan reduction was € 3.3 billion ahead of the target for 2011 and c. 62% of our overall target.

Although we expect market conditions to remain difficult throughout 2012, we believe the bank is well positioned to meet its non-core deleveraging targets as set out in the Financial Measures Programme over the next two years and a strong start to disposals in early 2012 reinforces this view.

In addition to our robust performance in deleveraging of non-core assets, 2011 also saw our Non-Core Unit completing the transfer of c. €20 billion of assets to NAMA pursuant to the NAMA Act 2009.

People

Earlier this month, we confirmed our voluntary redundancy programme and we will provide more details on this scheme in the second quarter of this year following consultations with the unions representing our employees.

This programme is necessary if we are to adjust the cost structure of the bank to reflect a new reality in terms of our current and projected business volume.

The staff in AIB have shown great commitment and loyalty in a period of considerable uncertainty. Our transformation agenda is complex and requires hard work and dedication across all areas of the bank.

I would like to thank staff for their continued support as we take further steps on the road to recovery and to a future as a standalone, independent bank.

While we continue to face challenges going forward, I am optimistic about our future and I am very grateful for all of the work completed by David Hodgkinson and the team before my arrival.

I expect that David, who is now our Chairman, and I will, as a team, be able to achieve continued progress towards our goals in 2012 and in the future.

David Duffy
Chief Executive
29 March 2012

Corporate Social Responsibility

AIB has worked with all stakeholders to provide Corporate Social Responsibility (“CSR”) support and the focus continues to be on adjusting to the rapidly changing market environment. AIB is committed to further embedding CSR policies and practices across the Group in order to restore its credibility and reputation.

Marketplace

AIB recognises its role in supporting its customers and in contributing to the general economic recovery. To support this objective, a number of initiatives were introduced.

Small and Medium Enterprises (“SMEs”)

A number of SME propositions to promote credit availability were introduced during 2011 and are proving successful. These included the Job Creation Fund (€ 100 million) and the Asset Finance Fund (€ 85 million). In addition, a Short Term Working Capital Finance Fund (€ 120 million – including Insurance Premium Finance and Promptpay) was launched at the end of 2010 and availability in this Fund continued into 2011. AIB also completed the disbursement of its European Investment Bank Loan Fund for SMEs (total fund € 250 million).

As part of the commitments associated with the recapitalisation of the Group, AIB in partnership with Enterprise Ireland, launched a new € 22 million Seed Capital Fund in 2011. This funding is aimed at providing equity to a new generation of Irish businesses in the emerging markets sector. During 2011, a total of € 6.5million was invested in 21 new companies bringing the total cumulative investments to 78 in 50 separate companies, which are supporting 350 jobs. AIB has now facilitated the creation of € 75 million in total, in Seed Funding in Ireland.

The AIB Business Start-up Package specifically tailored to meet the needs of new and early stage businesses was re-launched in October 2011. A key enhancement to the package provides new AIB Business Start-up customers with a 50% discount on their first year’s annual membership of their affiliated local Chamber of Commerce.

To assist businesses in applying for credit the Credit Application Process was made more straightforward as AIB published a standard Credit Application Form in conjunction with Bank of Ireland. This standard form helps small businesses understand the information required to process their credit requirements.

AIB also continued to increase its engagement with the SME sector during 2011. Close to 250 SME events were hosted by AIB, which were attended by 15,000 customers. In addition to this almost 2,000 Key Business Influencer engagements took place throughout the country. AIB also continued its role as lead sponsor in a number of national business events such as the Small Firms Association National Business Awards, the AIB Tullamore Show and the AIB Dublin Chamber of Commerce Dinner.

The management of customers in difficulty was a key focus for AIB throughout 2011. A number of initiatives were undertaken such as the creation of new teams to engage with customers and their advisors. Customers in difficulty are being dealt with on a case by case basis with the aim of restoring their viability with appropriate and sustainable solutions.

First Trust Bank in Northern Ireland subscribed to the Business Finance Taskforce, whereby major banks, in partnership with the British Bankers Association, are aiming to help the economy return to sustainable growth. As part of this, the Bank is working in partnership with the Northern Ireland Chamber of Commerce on an SME Mentoring Scheme. Under this scheme the Bank provides four mentors, who are experienced business bankers, to help and guide SMEs on access to finance for their start-up, growth or exports business.

Personal Customers

During 2011 AIB launched a Family Banking proposition to assist customers in managing their family finances. It is supported by a number of tools and guides, both online and offline.

In response to customer research highlighting a requirement for greater convenience and improved access to branch-based banking services, AIB commenced a pilot of extended opening hours in 12 branch locations. AIB also launched a new Mobile Banking site, www.aib.ie/mobilebanking, tailored specifically to give access to AIB Internet Banking to smart phone users. The first three months saw over 100,000 customers using the service.

Mortgages

2011 saw AIB continue its support to mortgage customers who find themselves in financial difficulty. The Central Bank of Ireland’s Code of Conduct on Mortgage Arrears which includes the provision of short term forbearance to customers, where appropriate, was implemented during 2011 with significantly increased numbers of staff working with customers in this area. A specialised staff training programme was also implemented. In addition, the dedicated mortgage helpline for customers concerned about mortgage repayments was advertised in the national press, branches and online. AIB also developed a comprehensive Mortgage Arrears Resolution Strategy (“MARS”) to support the objective of providing long term mortgage arrears solutions for customers in financial difficulty while maintaining its capital position.

Other

In 2011, AIB provided further loan funding to finance the activities of the Social Finance Foundation. AIB is a shareholder in the Foundation which was created in 2007. The Foundation continues to be the largest Irish provider of loan finance at affordable interest rates to community based projects and micro enterprises.

AIB also continued to provide quarterly reports to the Department of Finance and the Central Bank of Ireland on its customer support obligations under the terms of the Government recapitalisation programme.

People

2011 was another year of significant change for staff in AIB. The sale of various businesses during the year e.g. BZWBK, Goodbody Stockbrokers, AIB International Financial Services and the divestment of overseas loan portfolios resulted in significant reductions in staff numbers in AIB. Meanwhile, the integration of EBS and the Anglo Irish Bank deposit business saw staff moving to AIB.

AIB’s Transformation Programme was initiated in 2011. Rebuilding the organisation was the priority and a new organisation structure was designed and confirmed in May.

AIB placed a major emphasis on leadership throughout the organisation to prepare for the extensive changes called for under AIB’s Transformation Programme. There was a strong focus on bringing about positive changes to organisation culture. Desired ‘AIB Behaviours’ and ‘ways of working’ were introduced. A large number of senior Management attended Leadership Development courses to help understand, lead and embed the desired behaviours across the organisation. A significant communications programme was also undertaken as these managers cascaded the behaviours and ‘ways of working’ to all staff in the organisation via a series of engagement conversations.

Credit Skills training remained the top Learning & Development priority in 2011. The Credit Professionalism Programme, to ensure that we build and sustain the required level of credit professionalism across the organisation continued throughout the year. The Programme was implemented through a combination of eLearning, distance learning and classroom courses. The key areas of focus were financial literacy, cashflow lending, debt restructuring and the professional requirements of AIB and the financial services industry. Over 1,500 staff are participating in a self study programme, more than 1,200 staff participated in classroom training and nearly 2,000 have completed a total of 4,237 eLearning modules as part of the credit training curriculum. Other specialised training programmes focused on credit, restructuring, leadership and customer relationship management were also run in 2011.

In Ireland, 2,834 staff achieved accreditation as required under the Minimum Competency Code (“MCC”) 2011. The total number of MCC accredited staff in AIB now stands at 7,419. Ongoing continuing professional development is required by these staff to maintain this accreditation.

In response to AIB’s strong commitment to supporting the SME sector, a modular training programme was also delivered to Relationship Managers who engage with SME customers, incorporating SME product knowledge, SME business lending and engagement.

A new ‘Supporting Customers in Difficulty’ training programme, facilitated by external professionals, was also rolled-out to front-line staff in 2011. During the year, training support was concentrated on staff members fulfilling front-line customer facing roles in the three prioritised areas of SMEs, Deposits and Mortgages.

Mandatory eLearning courses, under AIB’s Compliance and Ethics training programme, covered topics such as anti-money laundering, data protection, sanctions and acceptable use of AIB systems.

AIB continues to engage with its employee representatives, in particular the Irish Bank Officials Association (“IBOA”) on a range of issues. Discussions have focused on the potential impact of the Transformation Programme on costs and employee numbers. AIB and its employee representatives will be working closely together, primarily through its partnership arrangements with the IBOA and SIPTU, to facilitate the delivery of the Transformation Programme.

Corporate Social Responsibility

Employee information AIB Group*

Total staff **	14,501
Average age of employees (years)	41
Voluntary attrition	6.3%
Average length of service (years)	15
Permanent/temporary staff mix	93	% Permanent, 7% Temporary
Part-time/Full time staff mix	90	% Full Time, 10% Part-time
Gender mix:	41	% Male, 59% Female

*	Information as at December 2011.
**	Reflects the Full Time Equivalent (“FTE”) of staff in payment, includes staff on paid leave arrangements, includes EBS staff.

Community

A number of financial education programmes continued during the year. AIB had the highest number of corporate volunteers to deliver Junior Achievement’s curriculum in schools in Ireland, preparing young people for the world of work and teaching financial literacy. The AIB Build a Bank Challenge and the ‘Green Dragon’ initiatives continued to support and promote financial education and entrepreneurial skills development in second level schools. AIB continues to be a member of the Business in the Community (“BITC”) network and supports the BITC Schools Business Partnership, a programme which aims to address educational disadvantage in Ireland.

AIB worked with the National Consumer Agency (“NCA”) in the development and delivery of a successful pilot programme called ‘Money Skills for Life’. This programme involves a one-hour presentation to employees in their workplace covering topics including managing your money, saving and investing, planning for retirement and dealing with debt, among others. The programme is available to all workplaces in Ireland, run by the NCA with presenters from the financial services industry, including volunteers from AIB.

AIB is in its third decade of sponsorship with the Gaelic Athletic Association (“GAA”) and in particular, the AIB All Ireland Club Championships which focus on club and games development.

AIB continued to offer its corporate hospitality boxes in Croke Park and the Aviva Stadium for use by registered charities in the Republic of Ireland, to entertain their donors and patrons, during the 2010/2011 GAA and rugby seasons. More than 90 charities from around the country availed of the opportunity to attend the fixtures during 2011 including the Hospice Foundation, the National Children’s Hospital, St. Vincent de Paul, Make a Wish Foundation and Enable Ireland.

Allied Irish Bank (GB) has supported the London Irish Rugby Football Club Academy for over ten years in its community programme. The programme promotes education, social inclusion, teamwork and active lifestyles through the creation of rugby related programmes. In 2011 it delivered approximately 1,000 hours of coaching across 100 schools and provided 750 hours of coaching to amateur clubs.

AIB supported its sponsorship of the 2011 Solheim Cup and Ladies Irish Open. A decision was taken to transfer the branding rights and associated benefits to Failte Ireland. The event was very successful in profiling Ireland abroad and generated an economic impact value of € 35 million.

AIB continued to support the arts and sponsored the Irish Photojournalism Awards for the ninth year. These annual awards, which are run in conjunction with the Press Photographers Association of Ireland, recognise, reward and showcase excellence in press photography The AIB Photojournalism exhibition travelled to AIB branches around the country giving access to the exhibition to as wide an audience as possible.

During 2011 over 100 key artworks including paintings, sculptures and graphics from the AIB Art Collection were lent to public galleries and arts centres both at home and abroad for public viewing.

Environment

AIB is fully committed to sustainability with a commitment to live up to its responsibilities and continuously seek to improve effort in this area.

During 2011, the transformation of the enterprise has been paramount for AIB. As a result, building occupancy and usage has increased with a consequent rise in energy consumption over the period. This is a temporary situation which will be corrected over the coming few years. This increase in energy consumption also provides AIB with an incentive to find other ways of reducing consumption and the organisation remains committed to this.

The merger with EBS will increase the carbon footprint of the AIB organisation as a whole. However, the consolidation of the Head Office, which is currently underway, will more than compensate for this over the coming few years.

The bin-less office initiative in AIB’s head office in Bankcentre has continued to generate positive results with the volume of general waste reducing from 21 tons in January 2011 to 9.16 tons in December 2011. Correspondingly, the percentage of recycling waste has increased from 55% in January to 78% in December 2011.

In 2011, AIB completed a pilot lease-to-own low energy lighting retrofit project in partnership with Siemens Ireland. The new lighting and control systems employed achieve much greater efficiencies, thereby reducing energy consumption and lighting costs by up to 78%. The success of this initiative demonstrates one of the ways in which AIB can achieve reductions in its carbon footprint. AIB will continue to look for opportunities to extend such schemes.

The AIB ‘Add more Green Fund’ e-statement initiative continued to be popular with over 325,000 customers opting for online rather than paper statements. AIB donates € 2 for every customer who avails of this option and this has generated over € 1.2 million for the fund. This fund is used to support environmental projects both in Ireland and abroad.

More information www.aibgroup.com/csr

Financial review - 1. Business description

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

AIB entered the Polish market in 1995, when it acquired a non-controlling interest in Wielkopolski Bank Kredytowy S.A. (“WBK”). In September 1999, it completed the acquisition of an 80 per cent. shareholding in Bank Zachodni S.A. (‘Bank Zachodni’) from the State Treasury. In June 2001, WBK merged with Bank Zachodni to form BZWBK, following which the Group held a 70.5 per cent. interest in the newly-merged entity. The Group’s interest in BZWBK decreased to approximately 70.36 per cent. when BZWBK’s share capital was increased in 2009.

In October 1996, AIB’s retail operations in the United Kingdom were integrated and the enlarged entity was renamed AIB Group (UK) p.l.c. with two distinct trading names, First Trust Bank in Northern Ireland and Allied Irish Bank (GB) in Great Britain.

In January 2006, Aviva Life & Pensions Ireland Limited and AIB’s life assurance subsidiary, Ark Life, were brought together under a holding company Aviva Life Holdings Ireland Limited (“ALH”), formerly Hibernian Life Holdings Limited. This resulted in AIB owning an interest of 24.99% in ALH. Following this, AIB entered into an exclusive agreement to distribute the life and pensions products of the venture.

1.2 Developments in Recent Years

A key element of AIB’s pre-crisis market positioning was its involvement in the Irish property sector, which was the fastest growing segment of the Irish economy. From the late 1990s to 2006, the mortgage market in Ireland expanded rapidly as housing prices soared, driven in part by economic and wage growth and a low interest rate environment.

The global financial system began to experience difficulties in mid-2007. This resulted in severe dislocation of international financial markets around the world, unprecedented levels of illiquidity in the global capital markets and significant declines in the values of nearly all asset classes. Governments throughout the world took action to support their financial systems and banks, given the critical role which properly functioning financial systems and banks play in economies.

Global financial market conditions triggered a substantial deterioration in domestic economic conditions and property values. In 2008, as the Irish economy started to decline and as interest rates continued to increase, housing oversupply persisted and mortgage delinquencies increased. Declining residential and commercial property prices also led to a significant slowdown in the construction sector in Ireland. As a result, loan impairments in the Irish construction and property and residential mortgage sectors, to which AIB was heavily exposed, increased substantially. These dynamics began to present funding and liquidity issues for AIB as well as a rapid deterioration in the Group’s capital base.

The Irish Government recognised the pressing need to stabilise Irish financial institutions and to create greater certainty for all stakeholders. A number of measures were implemented by the Irish Government in response to the continuing crisis. These measures were taken to enhance the availability of liquidity and improve access to funding for AIB and other systemically important financial institutions in Ireland. The first action was the establishment of the Credit Institutions (Financial Support) (“CIFS”) Scheme on 30 September 2008, by which the Minister for Finance guaranteed certain liabilities of covered institutions, including AIB, until 29 September 2010. This was followed by the € 3.5 billion subscription by the National Pension Reserve Fund Commission (“NPRFC”) on 13 May 2009 for the 2009 Preference Shares and 2009 Warrants. Subsequently, the Minister for Finance established the Credit Institutions (Eligible Liabilities Guarantee) (“ELG”) Scheme in December 2009 which facilitates participating institutions issuing debt securities and taking deposits during an issuance window until 30 June 2011 and with a maximum maturity of 5 years. AIB joined the ELG Scheme on 21 January 2010 and the ELG Scheme has since been extended to 31 December 2012 (this extension is subject to EU State Aid approval which has been received but which is due to expire on 30 June 2012, and will require an extension from that stage). In December 2009 the Irish Government established the National Asset Management Agency (“NAMA”) which has acquired certain performing and non-performing land and development and associated loans from participating banks, freeing up banks’ balance sheets and facilitating the easier flow of credit throughout the Irish economy. AIB has transferred approximately € 20 billion of assets to NAMA.

Financial review - 1. Business description

The original Prudential Capital Assessment Review (“PCAR”) announced by the Central Bank of Ireland (‘the Central Bank’) on 30 March 2010 imposed a requirement for AIB, among other credit institutions, to strengthen and increase its capital base to help restore confidence in the Irish banking sector. The PCAR assessed the capital requirement of AIB and other Irish credit institutions in the context of expected losses and other financial developments, under both base and stress-case scenarios, over the period from 2010 to 2012.

Following the results of the original PCAR exercise, AIB disposed of its stake in M&T on 4 November 2010, a transaction which generated core tier 1 capital of € 0.9 billion. AIB announced, on 10 September 2010, the sale of its Polish interests to Banco Santander S.A. for a total cash consideration of € 3.1 billion. This transaction completed on 1 April 2011 and AIB generated core tier 1 capital of approximately € 2.3 billion as a result of the disposal. AIB also disposed of Goodbody Holdings Limited; AIB International Financial Services Limited; AIB Jerseytrust Limited; and its 49.99% shareholding in Bulgarian-American Credit Bank; and announced the disposal of AIB Asset Management Holdings (Ireland) Limited, including AIB Investment Managers.

AIB’s capital position did not meet minimum 2010 year-end target requirements. As a result, on the Minister’s application, the High Court issued, on 23 December 2010, a direction order under the Credit Institutions (Stabilisation) Act 2010 with the consent of AIB, directing AIB to issue € 3.8 billion of new equity capital to the NPRFC. This also resulted in the delisting of AIB’s ordinary shares from both the Main Securities Market of the Irish Stock Exchange and from the Official List maintained by the UK Financial Services Authority. AIB’s ordinary shares were subsequently admitted, in January 2011, to the Enterprise Securities Market of the Irish Stock Exchange. Furthermore, AIB announced in August 2011 that its American Depository Shares (“ADSs”) have now been deemed to be delisted and have ceased to be traded on the New York Stock Exchange.

On 24 February 2011, AIB acquired deposits of € 7 billion and NAMA senior bonds with a nominal value of € 12 billion from Anglo Irish Bank, pursuant to a transfer order issued by the High Court under the Credit Institutions (Stabilisation) Act 2010. AIB also acquired Anglo Irish Bank Corporation (International) PLC in the Isle of Man, including customer deposits of almost € 1.6 billion.

On 1 July 2011, as part of the restructuring of the Irish banking system, AIB completed the acquisition of EBS for a nominal cash payment of € 1.00. EBS had € 19.2 billion of total assets, approximately € 16.0 billion of customer loans and € 10.1 billion of customer deposits at this date. This transaction represents a significant consolidation within the Irish banking sector, resulting in the formation of one of two pillar banks in Ireland.

On 31 March 2011, the Central Bank published its ‘Financial Measures Programme Report’, which detailed the outcome of PCAR 2011 and Prudential Liquidity Assessment Review (“PLAR”) 2011 for certain Irish credit institutions, including AIB and EBS. On this date, the Central Bank stated that it had set a new capital target for AIB and EBS, ultimately requiring AIB and EBS to generate a total of € 14.8 billion of additional capital. This additional capital requirement was satisfied through AIB’s placing of € 5.0 billion of new ordinary shares with the NPRFC, capital contributions totalling € 6.1 billion from the Minister for Finance and the NPRFC, the issue of € 1.6 billion of contingent capital notes at par to the Minister (which completed on 27 July 2011), and further burden-sharing measures undertaken with the Group’s subordinated debt-holders. Following these actions, the State, through the NPRFC, now owns 99.8% of the ordinary shares of AIB.

1.3 Strategy

AIB is a universal full-service domestic Irish pillar bank. As a leading retail, commercial and corporate bank AIB’s primary activities are focused on the island of Ireland with an extensive distribution network through which a wide range of banking products and services are offered. AIB has a limited but focused overseas presence including a niche retail and corporate banking operation in Great Britain.

As stewards of shareholder value, AIB’s strategic priorities are focused on the development and growth of its newly restructured core customer-focused franchise, supporting the Irish economy on its path to recovery, and on seeking to generate a risk-adjusted return for the Irish State from its investment in the Group.

The Group is undergoing significant restructuring and the implementation of a new operating model is underway. This new model is transforming the Group into a smaller, less complex organisation. As part of this process, the legacy divisional structure has been replaced by an integrated bank comprising the following customer-facing units: i) Personal & Business Banking, which covers retail and small business banking operations in the Republic of Ireland and includes asset finance, wealth management and credit card services; ii) Corporate, Institutional and Commercial Banking, which provides a fully integrated, relationship-based banking service to commercial and corporate enterprises, both domestic and international; iii) AIB UK, which serves the retail, commercial and corporate banking customers of both First Trust Bank and AIB GB; and iv) EBS, an Irish retail banking operation, which is managed as a separate brand and organisation within the AIB structure.

A streamlining and a centralisation of control and support functions is also underway. In particular, AIB is strengthening its internal controls, its governance structures and its approach to risk management.

The restructuring of the Group continues to evolve through the progressive disposal and winding down of non-core assets. Loans to Irish retail, commercial, and corporate customers are broadly considered central to both AIB’s competitive position and to its desire to support and develop the domestic economy, and these loans are therefore considered ‘core assets’. The bulk of the remaining loans are deemed ‘non-core’ and AIB is in the process of deleveraging these non-core assets. To manage the deleveraging process, AIB has established a Non-Core unit to oversee the disposal and run-off of selected non-core assets.

The realisation of AIB’s strategic objectives envisages that AIB will become a profitable, viable financial institution over the 2012-2014 period. In line with its improved customer focus, AIB’s product ranges will be simplified and repositioned to provide value at an acceptable return. Through deleveraging, organisational changes and a redefined customer focus AIB is developing a strong foundation from which a profitable viable business can emerge and grow.

AIB continues to operate within a challenging domestic and international economic environment. The recovery of the Irish economy, and financial stability in the Eurozone/the European economy, are critical in the context of demand for credit, maintaining credit quality, and access to wholesale funding markets.

EU Restructuring Plan

The financial support provided to AIB by the Irish Government, including the support as part of the July 2011 recapitalisation, is subject to review and approval by the European Commission under EU state aid rules. The Bank’s original restructuring plan was submitted to the European Commission in November 2009. Following the capital injection from the Irish Government in December 2010, and the recapitalisation of the Bank by the Irish Government in July 2011, an updated restructuring plan was submitted to the European Commission in July 2011. AIB expects European Commission approval of its restructuring plan in 2012.

The European Commission may require AIB to undertake structural and behavioural measures, including measures to support the development of competition in the Irish market.

Financial review - 1. Business description

1.4 The businesses of AIB Group

The business of AIB Group is now conducted through four major operating market segments namely: Personal and Business Banking (“PBB”), Corporate Institutional and Commercial Banking (“CICB”), EBS and AIB UK which are described below.

Personal and Business Banking

AIB’s Personal and Business Banking (“PBB”) segment was created in 2011 to service the personal and small business customers of AIB, in addition to including the wealth management and credit card services. PBB commands a strong presence in all key sectors including SMEs, mortgages and personal banking. It provides customers with choice and convenience through:

•

A range of delivery channels consisting of 267 branches and outlets, 780 ATMs and AIB Phone and Internet Banking as well as an alliance with An Post which provides AIB customers with banking services at over 1,000 post offices nationwide;

•	A wide range of banking products and services; and

•	A choice of payment methods including cheques, debit and credit cards, self service and automated domestic and international payments.

AIB is the principal banker to many leading public and private companies and government bodies, and plays an important role in the Irish economy. AIB is a founding member of the Irish Payments Services Organisation and is a member of the Irish Clearing Systems for paper, electronic and real-time gross settlement. The main distribution channel for PPB is an extensive branch network structured around meeting personal and business banking needs.

Complementing the AIB branch channel is the AIB Direct Channels operation (leading Irish online banking service), offering self service capability through telephone, internet, mobile, ATM, self service kiosks and automated payments.

The Wealth Management unit delivers wealth propositions to AIB customers, tailored to the needs of specific customer segments.

AIB Card Services provides credit and debit card products to all AIB customers, supporting their payment and consumer credit requirements. The products are delivered across all channels. AIB has a joint venture with First Data International, trading as AIB Merchant Services, which provides access for merchant and partners in the merchant acquiring business.

Corporate Institutional and Commercial Banking

Corporate Institutional and Commercial Banking (“CICB”), was created in 2011 to service large and medium-sized enterprises in the Republic of Ireland, United Kingdom and the United States in addition to Treasury Services, Corporate Finance and Asset Finance.

CICB supports the business customer through Corporate & Institutional banking (“C&I”) and Commercial Banking. C&I provides a fully integrated relationship-based banking service to top-tier companies, both domestic and international, including financial institutions, Irish commercial state companies and large multinationals. C&I’s activities also include participating in, developing and arranging acquisition, project and property finance primarily in Ireland.

Commercial Banking provides a fully integrated relationship banking service to medium sized enterprises in Ireland. Commercial Banking operates out of 14 commercial centres across the republic and has a strong presence in all key SME sectors.

AIB Finance and Leasing and AIB Commercial Services are the asset finance arm of AIB. Services include leasing, hire purchase and invoice discounting delivered via the branch network, direct sales force, broker intermediaries, relationship managers or the internet.

Customer Treasury Services provides a wide range of treasury, risk management, payments and import and export related financial services to corporate, commercial and retail customers of the group.

EBS

On 31 March 2011, the Minister for Finance announced that AIB was to acquire EBS Building Society following its demutualisation. On 1 July 2011, EBS Building Society converted into EBS Limited (“EBS”) and AIB completed the transaction on that date. While the two institutions together form one of the two pillar banks in Ireland, EBS operates as a standalone, separately branded subsidiary of AIB with its own banking licence.

EBS operates in the Republic of Ireland and has a countrywide network of 14 owned branches, 76 agency branches and a direct telephone based distribution division (EBS Direct). EBS’s network gives it a physical presence in communities across Ireland and this is important in allowing it to provide a high quality service to its customers. EBS offers residential mortgages and savings products, bancassurance, personal banking and general insurance products on an agency basis. In the residential market, as at 31 December 2011, EBS had approximately 11% share of outstanding mortgage loans and approximately 8% of retail savings.

AIB UK

The AIB UK market segment operates in two distinct markets, Great Britain and Northern Ireland, with different economies and operating environments. The market segment’s activities are carried out primarily through AIB Group (UK) p.l.c, a bank registered in the UK and regulated by the Financial Services Authority (“FSA”).

Great Britain

In this market, the segment operates under the trading name Allied Irish Bank (GB) from 28 full service branches. The head office is located in Mayfair, London with a significant back office operation in Uxbridge, West London and a processing centre in Belfast. A full service is offered to business customers, professionals, and high net worth individuals.

Allied Irish Bank (GB) is positioned as a specialist business bank, providing a relationship focused alternative to UK high street banks. The bank offers a full range of banking services, including daily banking, deposits solutions, corporate banking and international management and personal banking offerings, delivered through the traditional branch network and online banking systems. Allied Irish Bank (GB)’s relationship approach has been validated externally on a number of occasions over the past decade by Business Superbrands and the Forum of Private Business and the bank’s commitment to staff development has consistently achieved the recognition of the Investors in People (“IiP”) standard since 1995.

On 24 February 2011, customer deposits previously held by Anglo Irish Bank in the UK were transferred to Allied Irish Bank (GB) which now provides a direct deposits service to circa 60,000 mass market personal customers in Great Britain through its new Allied Irish Bank (GB) Savings Direct brand. This additional customer segment offers significant growth potential in the mass market retail deposits sector.

Northern Ireland

In this market, the segment operates under the trading name First Trust Bank from 47 branches and outlets in Northern Ireland. The First Trust Bank head office is located in Belfast, together with the segmental processing centre.

A full service, including internet and telephone banking is offered to business and personal customers across the range of customer segments, including professionals and high net worth individuals, small and medium enterprises, as well as the public and corporate sectors.

Specialist services, including mortgages, credit cards, invoice discounting and asset finance are based in Belfast and delivered throughout the market segment.

First Trust Independent Financial Advisers provides sales and advice on regulated products and services, including protection, investment and pension requirements.

First Trust Bank is strongly rooted in the communities which it serves and supports a wide range of business, community and charitable initiatives, with strong links to the education sector in Northern Ireland.

Discontinued operations/disposals

Following the implementation of a new strategic direction, and significant changes to the organisational structure, certain businesses have been disposed or are in the process of disposal.

Discontinued operations

BZWBK, AIB’s Polish subsidiary, and Bulgarian American Credit Bank were classified as discontinued operations at 31 December 2010 and were disposed of during 2011.

Other disposals

During 2011, the Group disposed of AIB International Financial Services Limited, a provider of outsourced financial services to international banks and corporations and AIB Jerseytrust, AIB’s trust business based in Jersey.

Financial review - 1. Business description

1.5 Organisational structure

AIB comprises a number of legal entities, the parent company being Allied Irish Banks, p.l.c. which has investments in a number of subsidiaries and associated companies. The principal legal entities as well as the more significant business activities are shown below:

Allied Irish Banks, p.l.c.

General retail and business banking through some 267 branches and outlets and 14 commercial centres in the Republic of Ireland. Management of liquidity and funding needs; interest and exchange rate exposures; financial market trading activities; provision of lending; trade finance and commercial treasury services; provision of corporate banking and not-for-profit activities.

AIB Mortgage Bank

This company’s principal activity is the issue of Mortgage Covered Securities for the purpose of financing loans secured on residential property, in accordance with the Asset Covered Securities Act, 2001 and 2007.

EBS Limited

EBS Limited (EBS) became a wholly owned subsidiary of Allied Irish Banks, p.l.c. on 1 July 2011. EBS has a countrywide network of 90 outlets, comprising 14 branches, 41 tied branch agencies and 35 tied agencies in Ireland and also has a direct telephone based distribution division, EBS Direct. EBS offers residential mortgages and savings products, together with life and property insurance on an agency basis.

EBS Mortgage Finance is a designated mortgage credit institution for the purposes of the Asset Covered Securities Act 2001 and 2007 and also holds a banking licence.

Haven Mortgages Limited, a wholly owned subsidiary of EBS, is focused on mortgage distribution through the intermediary market. Haven offers a full range of prime mortgages.

AIB Leasing Limited

Asset financing company providing leasing products.

AIB Insurance Services Limited

Provision of general insurance services. Acts as an insurance intermediary.

AIB Bank (CI) Limited

Jersey (Channel Islands) based company providing a full range of offshore banking services including lending and internet banking facilities. It also maintains a branch in the Isle of Man.

AIB Corporate Finance Limited

Provision of corporate advisory services to companies including merger, acquisition, capital raising and strategic financial advice.

AIB Group (UK) plc

28 branches in Britain, trading as Allied Irish Bank (GB), focused primarily on the mid-corporate business sector. 47 branches and outlets in Northern Ireland, trading as First Trust Bank, focused on general retail and commercial banking and also asset finance and leasing.

1.6 Competition

Republic of Ireland Competition in banking in the Republic of Ireland has undergone a significant transformation in light of the economic crisis with a resultant change in both operating models and behaviours. The economic crisis and resultant banking crisis has lead to both Government and European intervention through Government sponsored bank guarantee schemes, the recapitalisation of many banks operating in Ireland (both domestic and foreign), the nationalisation of or provision of substantial Government financial support across the majority of domestic institutions as well as transfer of property related assets to the National Asset Management Agency.

The focus of competitive activity in retail banking continues to be to provide enhanced credit support to existing customers, in particular SMEs, mortgages to support stimulation of economic turnaround, provision of support for customers in difficulty, as well as retention and gathering of deposits. Deposits pricing continues to be extremely competitive. Domestic demand continued to fall in 2011 resulting in limited demand for banking products and services in both the personal and business markets. In the personal market consumers continue to pay down debt and save more, reflected in a reduction in national personal credit levels and an increase in national personal savings ratio. Activity in mortgages continues to be limited.

The economic downturn has resulted in both domestic and foreign institutions realigning their business models in response to the reduced demand. Most foreign owned institutions have either withdrawn completely, are in the process of withdrawing and are no longer providing credit or are scaling back substantially.

UK Competition in the UK banking market has been changed dramatically by the global economic crisis, and specific issues with Ireland and Irish banks have had an adverse impact on Irish banks operating in the UK market.

While public concern in the UK regarding the stability of the Irish banking system continued in 2011, there was also increased focus on Europe and whether the euro would survive.

Ireland’s state authorities prolonged the Eligible Liabilities Guarantee Scheme, which was put in place to safeguard all deposits with Ireland’s guaranteed banks (including their UK operations). During 2011, the positive impact of this guarantee was evident as the level of withdrawals from Irish banks operating in the UK market was less evident than in 2010.

The focus of activity in a very competitive UK retail deposit market continued to be on maintaining close customer relationships so as to retain existing and attract new deposits.

On the credit side, demand for new lending continued to be subdued due to the economic climate, though small businesses reported that bank finance was difficult to obtain. The rate of growth was similar to that for 2010. Demand for secured lending by households increased, with demand for buy-to-let lending picking up significantly. Demand for unsecured lending was broadly unchanged on 2010 figures.

United States Since the disposal of M&T Bank Corporation in November 2010, AIB’s presence in the United States has been substantially reduced and is focused on a specific range of banking activity.

Financial review - 1. Business description

1.7 Economic conditions affecting the Group

AIB’s activities in Ireland accounted for the majority of the Group’s business in 2011. As a result, the performance of the Irish economy is extremely important to the Group. The Group also continued to operate businesses during 2011 in the United Kingdom, which means that it is also influenced directly by political, economic and financial developments there. However, as Ireland has a very open economy, its performance is very dependent on global economic and financial developments, particularly among advanced economies, as well as domestic factors.

Global Economy

Since August 2007, global financial markets have experienced significant volatility and turmoil which have caused a breakdown of wholesale banking markets, large write-downs among financial institutions, a major change in the banking landscape and a credit crisis that has extended into some sovereign debt markets. The impact of the financial crisis has been very damaging. According to the International Monetary Fund (“IMF”), world GDP fell by 0.7% in 2009, with the advanced economies suffering a decline in real GDP of 3.7%.

The world economy has recovered since around the middle of 2009, but at a moderate pace. World GDP bounced back in 2010 with growth of 5.2% but the rate of expansion slowed in 2011 to 3.8% and is forecast by the International Monetary Fund in its World Economic Outlook Update (24 January 2012) to expand by 3.3% in 2012. However, global GDP growth is expected to increase to 3.9% in 2013. This compares to average GDP growth of 5% in the period 2004-2007. (Source: IMF World Economic Outlook, Sept 2011, Table A1)

The recovery has been particularly sluggish and uneven in advanced economies, where GDP growth accelerated to 3.2% in 2010 but slowed to 1.6% in 2011. According to the IMF, (24 January 2012 Update) growth in advanced economies will slow further to 1.2% in 2012 before recovering to 1.9% in 2013.

The United States, the United Kingdom and the Eurozone are Ireland’s three most important trading partners. A moderate recovery in activity has been underway in all three economies since around the middle of 2009. However, all three economies lost momentum over the course of 2011, with the UK and Eurozone at risk of falling back into mild recession in 2012.

US GDP grew by 3% in 2010 and by 1.7% in 2011, with the IMF forecasting growth of 1.8% for 2012 and 2.2% for 2013. GDP growth in the United Kingdom was 2.1% in 2010 but slowed to 0.8% in 2011. The IMF expects UK real GDP to expand by just 0.6% in 2012 but rise to 2% in 2013. Meanwhile, in the Eurozone, GDP growth was 1.8% in 2010 and is estimated at 1.4% last year with the IMF predicting a fall of 0.5% in GDP in 2012. (Source: IMF World Economic Outlook Update, 24 January 2012). The IMF is forecasting a modest recovery in eurozone growth of 0.8% in 2013.

Irish Economy

According to Ireland’s Central Statistics Office’s (“CSO”) National Income and Expenditure (“NIE”) 2010 publication, real GDP in Ireland fell by 0.4% in 2010 following declines of 7% in 2009 and 3% in 2008. The severity of the 2008-10 Irish recession was primarily due to the particularly sharp decline in construction activity, especially residential property investment. Based on CSO NIE estimates, construction investment fell by over half in the three year period 2008-2010, declining from 14% to 7% of GDP. Within this, the fall in new housing output depressed GDP by some 5.5% in the period 2008-2010.

National accounts data published by the CSO for the full year 2011 show that GDP rose by 0.7% even though declining construction activity remained a drag on growth. This was the first annual average increase in real GDP since 2007. (Source: CSO Quarterly National Accounts Release March 2012). Consumer and government spending continued to decline in 2011. Exports, though, continued to grow last year, rising by an estimated 4%, following an increase of 6% in 2010.

Due to the very large role played by exports of foreign-owned multinationals in the Irish economy, there is a significant amount of annual profit repatriations which often results in differences in the annual growth in GDP and GNP, since the profits of multinationals are not included in GNP. The latter was smaller in absolute terms in 2011, by the equivalent of 21% of nominal GDP. (Source: CSO Quarterly National Accounts Release March 2012).

According to the CSO’s NIE publication, real GNP actually rose by 0.3% in 2010 compared to a 0.4% fall in real GDP. In 2011, however, real GNP fell by 2.5% compared with the rise in real GDP of 0.7%.

The depressed domestic demand conditions, but recovery in exports, have led to a marked turnaround in the balance of payments. According to CSO data, Ireland recorded a balance of payments surplus on the current account of € 761 million in 2010, the first surplus since 1999. This compares with current account deficits of over € 10 billion in 2007 and 2008 and € 4.7 billion in 2009. CSO data for 2011 show a smaller surplus of € 127 million. (Source: CSO Balance of Payments Release March 2012).

Credit growth remained weak in Ireland in 2011. Loans to households were down 3.8% year-on-year at end 2011, while lending for house purchase fell by 2.5% on the same basis. (Source: Central Bank of Ireland, Money and Banking Statistics December 2011) House prices were down by 16.7% year-on-year at end 2011 according to the CSO house price index, as the housing market remained very weak.

Not surprisingly, given the deep recession, labour market conditions have weakened significantly in Ireland since 2007. Employment fell by 1.1% in 2008 and 8.2% in 2009 according to CSO data, and fell by a further 4.2% in 2010. Employment fell a further 2.1% in 2011.While the labour force also contracted, CSO data shows that the unemployment rate rose to 14.6% by the second half of 2011. (Source: CSO Quarterly National Household Survey Q4 2011)

Ireland retains many of the fundamental factors that supported strong rates of economic growth in the past two decades (such as a young, highly educated labour force, a relatively competitive corporate tax regime, labour market flexibility, access to European and global markets and continued inward FDI). These factors, as well as gains in competitiveness, will be crucial in restoring the economy to a solid growth path over the next number of years. Another modest rise in GDP is expected in 2012, helped by a continuing strong performance from exports, with growth picking up thereafter.

Much progress is being made in terms of improving competitiveness. According to the CSO data, the average rate of inflation in 2010, as measured by the CPI, was -1.0% following the rate of -4.5% recorded in 2009. The annual rate of inflation as measured by the HICP, which excludes mortgages, was -1.6% in 2010 and -1.7% in 2009. In 2011, the Irish HICP rate averaged 1.1%, the only eurozone country that had a sub 2% rate last year. (Source: Eurostat: CPI Report 17 Jan 2012)

Weak economic activity, a strong exchange rate against Sterling and the US dollar, increased competitive pressures and declining wages have all contributed to much lower inflation in Ireland than its main export markets in recent years. Furthermore, the European Commission estimates that unit wage costs will decline by close to 14% in Ireland in the period 2009-2013, while it forecasts that they will rise by 6.7% and almost 15% over the same timeframe in the eurozone and UK, respectively. (Source: EC European Economic Forecast – Autumn 2011)

The European Central Bank, which regulates monetary policy for the Euro area as a whole, cut the official refinancing rate to 1% in May 2009 from a peak of 4.25% in July 2008. It then raised rates by 25bps points in both April and July 2011 in response to rising inflationary pressures. However, it reversed these two rates hikes in the final two months of 2011, bringing the refi rate back down to 1%.

The Irish public finances deteriorated sharply during the recession, moving into large deficit due to the very sharp fall in tax revenues largely associated with the downturn in the Irish housing market. The budget in 2010 stabilised the underlying deficit at 11.5% of GDP and in 2011 the deficit fell to some 10% of GDP, with the budget deficit target set at 8.6% of GDP for 2012. Further corrective actions will be necessary and the government has committed to reducing the deficit to below 3% of GDP by 2015. (Source: Dept of Finance, Budget 2012)

The Irish General Government debt/GDP ratio fell steadily from over 95% in 1991 to 25% by 2007 (Source: Ireland Information Memorandum published by the NTMA in March 2008). However, as a result of higher budget deficits and falling levels of GDP, Ireland’s General Government debt/GDP ratio is estimated by the Dept of Finance (Budget 2012) to have climbed to 107% of GDP at end 2011, up from 93% in 2010 and 65% in 2009. Bank recapitalisation costs boosted government debt levels greatly in 2010-2011; in particular, the treatment of promissory notes which Eurostat ruled had all to be added to the debt figures in 2010.

Yields on Irish government bonds rose sharply to prohibitive levels in the closing months of 2010 – there was a sharp rise in yields on bonds in other peripheral eurozone countries as well. The Irish banking system also became highly dependent on ECB funding. This triggered concerns within the EU about the financing needs of the Irish economy and led to the provision of an EU/IMF loan package for Ireland amounting to €85 billion over three years. However, €17.5 billion of this is from Irish resources. The package secured Ireland’s sovereign funding requirements until end 2013, including the recapitalisation costs of Irish banks arising for the State over the programme period.

It was initially estimated that the interest rate on the loans from the IMF/EU would average out at about 5.8%. However, the interest rate on the EU portion of the funds was reduced to around 3% in mid-2011, bringing down the average interest rate cost on funds drawn down under the programme in 2011 to 3.7%. (Source NTMA website).

There has been a marked improvement in market sentiment towards Ireland since the middle of 2011, with a consequent sharp drop in yields on Irish government bonds. This has been driven by the improved performance of the economy last year, the recapitalisation of Irish banks, reduced interest rate costs on the EU/IMF loans and the fact that the public finance targets were met again last year. Yields on the 4.6% 2016 bond, which had peaked at close to 20% in July 2011, had fallen to under 6% by the opening quarter of 2012. Meanwhile, the yield on the 5% 2020 bond fell from 14% to 7% over the same period. (Source: Thomson Datastream) Notwithstanding these developments, Ireland’s long-term sovereign credit ratings remain low, standing at BBB+ from S&P and Fitch, and Ba1 by Moody’s at February 2012.

Financial review - 2. Financial data

The financial information in the tables below for the years ended 31 December 2011, 2010, 2009, 2008 and 2007 has been derived from the audited consolidated financial statements of AIB Group for those periods. AIB Group’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This information should be read in conjunction with, and is qualified by reference to, the accounting policies adopted, the consolidated financial statements of AIB Group and notes therein for the years ended 31 December 2011, 2010 and 2009 included in this Annual Financial Report. The summary of consolidated income statement represents the results of continuing operations, where the results of Bank Zachodni WBK S.A. (“BZWBK”), M&T Bank Corporation and Bulgarian American Credit Bank AD as applicable, are accounted for as discontinued operations net of taxation for all relevant years.

Summary of consolidated income statement

	Years ended 31 December
	2011 € m	2010 € m	2009 € m	2008 € m	2007 € m
Net interest income	1,350	1,844	2,872	3,392	3,075
Other income/(loss)	2,990	(5,201)	1,234	749	1,005

Total operating income	4,340	(3,357)	4,106	4,141	4,080
Total operating expenses	1,720	1,649	1,522	1,885	2,107

Operating profit/(loss) before provisions	2,620	(5,006)	2,584	2,256	1,973
Provisions	7,728	7,118	5,267	1,749	98

Operating (loss)/profit	(5,108)	(12,124)	(2,683)	507	1,875
Associated undertakings	(37)	18	(3)	2	10
(Loss)/profit on disposal of property	(1)	46	23	10	76
Construction contract income	—	—	1	12	55
Profit/(loss) on disposal of businesses(I)	38	(11)	—	106	1

(Loss)/profit before taxation from continuing operations	(5,108)	(12,071)	(2,662)	637	2,017
Income tax (income)/expense from continuing operations	(1,188)	(1,710)	(373)	69	368

(Loss)/profit after taxation from continuing operations	(3,920)	(10,361)	(2,289)	568	1,649
Discontinued operations, net of taxation	1,628	199	(45)	322	420

(Loss)/profit for the year	(2,292)	(10,162)	(2,334)	890	2,069
Non-controlling interests from discontinued operations	20	(70)	(79)	(118)	(117)
Distributions to RCI holders(2)	—	—	(44)	(38)	(38)

(Loss)/profit for the year attributable to owners of the parent	(2,312)	(10,232)	(2,457)	734	1,914

Basic (loss)/earnings per ordinary/CNV share(3)
Continuing operations	(1.6c )	(571.1c )	(203.5c )	54.8c	178.3c
Discontinued operations	0.7c	7.1c	(11.7c )	28.6c	40.0c
	(0.9c )	(564.0c )	(215.2c )	83.4c	218.3c

Diluted (loss)/earnings per ordinary/CNV share(3)
Continuing operations	(1.6c )	(571.1c )	(203.5c )	54.7c	177.3c
Discontinued operations	0.7c	7.1c	(11.7c )	28.6c	39.5c
	(0.9c )	(564.0c )	(215.2c )	83.3c	216.8c

Dividends	—	—	—	81.8c	74.3c

Selected consolidated statement of financial position data

	Years ended 31 December
	2011 € m	2010 € m	2009 € m	2008 € m	2007 € m
Total assets	136,651	145,222	174,314	182,174	177,888

Loans and receivables to banks and customers(4)	88,258	91,212	131,464	135,755	137,068
Deposits by central banks and banks, customer accounts and debt securities in issue	113,218	117,922	147,940	155,996	153,563

€ 1.6bn Contingent Capital Tier 2 Notes due 2016(5)	1,177	—	—	—	—
Dated loan capital	32	3,996	4,261	2,970	2,651
Undated loan capital	—	197	189	692	813
Other capital instruments	—	138	136	864	1,141
Non-controlling interests in subsidiaries	—	690	626	1,344	1,351
Shareholders’ funds: other equity interests	—	239	389	497	497
Shareholders’ equity(6)	14,463	3,420	10,320	8,472	9,356

Total capital resources	15,672	8,680	15,921	14,839	15,809

	Years ended 31 December
	2011 m	2010 m	2009 m	2008 m	2007 m
Share capital - ordinary shares
Number of shares outstanding	513,528.8	1,791.6	918.4	918.4	918.4
Nominal value of € 0.01 per share (2010: € 0.32 per share)	€5,135	€573	€294	€294	€294

Share capital - convertible non-voting shares(3)
Number of shares outstanding	—	10,489.9	—	—	—
Nominal value of € 0.32 per share	—	€3,357	—	—	—

Share capital - preference shares
US$ non-cumulative preference shares
Number of shares outstanding	—	—	—	—	0.25
Nominal value of US$ 25 each	—	—	—	—	$6.25
2009 Preference shares(7)
Number of shares outstanding	3,500	3,500	3,500	—	—
Nominal value of € 0.01 per share	€35	€35	€35	—	—

Financial review - 2. Financial data

Selected consolidated statement of financial position data (continued)

Other financial data(8)

	Years ended 31 December
	2011%	2010%	2009%	2008%	2007%
Return on average total assets	(1.66)	(6.21)	(1.29)	0.47	1.22
Return on average ordinary shareholders’ equity	(48.8)	(222.5)	(24.8)	8.2	21.8
Dividend payout ratio	—	—	—	36.8	36.3
Average ordinary shareholders’ equity as a percentage of average total assets	5.8	2.8	4.3	4.8	5.2
Year end impairment provisions as a percentage of total loans to customers:(4)
Total Group	9.6	7.1	5.5	1.7	0.6
Continuing operations	9.5	7.4	5.5	1.7	0.6
Net interest margin(9)	1.03	1.49	1.92	2.21	2.14
Core tier 1 capital ratio(10)(11)	17.9	4.0	7.9	5.8	5.8
Total capital ratio(10)(11)	20.5	9.2	10.2	10.5	10.1

(I)

The profit on disposal of businesses in 2011 relates to (a) AIB International Financial Services Limited and related companies € 27 million (tax charge Nil); (b) AIB Jerseytrust Limited € 10 million (tax charge Nil); and (c) deferred consideration of € 1 million from the sale of Goodbody Holdings Limited in 2010 (note 15). The loss on disposal of businesses in 2010 of € 11 million relates to the sale of AIB’s investment in Goodbody Holdings Limited and related companies (note 15). The profit on disposal of businesses in 2008 of € 106 million relates to a joint venture with First Data Corporation.

(2)	The distributions in 2009, 2008 and 2007 relate to the Reserve Capital Instruments (note 21).
(3)

Convertible non-voting shares issued to the NPRFC on 23 December 2010, rank equally with ordinary shares and are convertible into ordinary shares on a one to one basis (note 46). These converted to ordinary shares in April 2011.

(4)	Loans and receivables to customers includes loans and receivables held for sale to NAMA (note 25).
(5)	Relates to the issue of € 1.6 billion in Contingent Capital Notes to the NPRFC during 2011 (note 45).
(6)

Includes ordinary shareholders’ equity (in July 2011, 500 billion ordinary shares were issued to the NPRFC at a subscription price of € 0.01 per share) (note 46), the 3,500 million 2009 Preference Shares issued to the NPRFC in May 2009 (note 46) and the convertible non-voting shares issued to the NPRFC on the 23 December 2010 which converted to ordinary shares in April 2011 (note 46).

(7)	2009 Preference Shares issued to the NPRFC on 13 May 2009.
(8)	The calculation of the average balances includes daily and monthly averages and are considered to be representative of the operations of the Group.
(9)

Net interest margin represents net interest income as a percentage of average interest earning assets. The net interest margin for the year ended 31 December 2008 reflects a net interest income figure that was adjusted to reflect a 365 day year for comparative purposes. The net interest margin is presented on a continuing basis for 2011, 2010 and 2009 and presented on a total Group basis for 2008 and 2007.

(10)

The minimum regulatory capital requirements set by the Central Bank, which reflect the requirements of the Capital Requirements Directive (“CRD”), establish a floor of 4% under which the core tier 1 capital ratio must not fall (8% for total capital ratio). These ratios were the capital adequacy requirements effective as at 31 December 2010. Following the Prudential Capital Assessment Review (“PCAR”) in March 2011, the Central Bank announced a new minimum capital target for AIB of 10.5% core tier 1 in a base scenario and 6% core tier 1 in a stressed scenario. These target ratios form the basis of the Group’s capital management policy and are capital adequacy requirements effective as at 31 December 2011.

(II)	Please see Capital Management section for further detail.

Financial review - 3. Management report

Basis of presentation

In May 2011, AIB outlined the bank’s new operating model and announced a number of appointments to its new top executive leadership team. The former divisional structure was replaced by an integrated bank comprising the following core banking segments; Personal & Business Banking (PBB); Corporate, Institutional & Commercial Banking (CICB);AIB UK and EBS (formerly EBS Building Society, which was acquired on 1 July 2011). In addition to the core banking segments, a Non-Core unit was set up to manage deleveraging and to oversee the disposal and run-off of selected assets. This re-organisation of AIB’s activities was part of the restructuring plan of the business in 2011.

Control and support functions were also subject to review and are in the process of being further integrated and centralised.

The commentary in this management report is on a continuing operations basis unless otherwise stated and excludes the following exceptional elements; the loss on disposal of loans as part of deleveraging measures; gains on liability management exercises; NAMA related transfer losses and interest rate hedge volatility.

Discontinued operations was in respect of the disposal of Bank Zachodni WBK S.A. (BZWBK), M&T and BACB. A commentary on discontinued operations is included on page 33.

Overview of results

The Group recorded a loss from continuing operations before exceptionals of € 8.1 billion in 2011 compared to € 5.4 billion in 2010. The deterioration in performance reflected continuing high provision levels, lower interest income on reducing balance sheet volumes and elevated funding costs. Provisions for impairment of loans and receivables increased from € 6.0 billion in 2010 to € 7.9 billion in 2011 reflecting the continued weak economic environment and a higher charge for residential mortgages.

The Group recorded operating profit excluding exceptional items and before provisions of € 68 million in 2011 compared to € 658 million in 2010. Net interest income reduced by 27% compared to 2010. This reduction reflected increased ELG costs, the high cost of customer deposits, lower loan balances following deleveraging during the year and higher volumes of impaired loans.

Other income was lower as fee and commission income reduced in 2011 as subdued demand, lower business volumes and weak economic conditions impacted. Total costs increased € 71 million compared to 2010. This increase mainly related to external engagement in relation to capital raising, transformation, deleveraging and credit management.

Notwithstanding the loss recorded in 2011, having been recapitalised during the year and having undertaken other capital raising measures, AIB has core tier 1 capital significantly in excess of minimum target levels as set out in the Financial Measures Programme.

Financial review - 3. Management report

Summary income statement	2011 € m	2010 € m	2009 € m
Net interest income	1,350	1,844	2,872
Other income	438	463	639

Total operating income	1,788	2,307	3,511
Personnel expenses	935	921	909
General and administrative expenses	670	548	486
Depreciation(1), impairment and amortisation(2)	115	180	127
Total operating expenses	1,720	1,649	1,522

Operating profit before provisions	68	658	1,989
Provisions for impairment of loans and receivables	7,861	6,015	5,242
Charge for provisions for liabilities and commitments	17	—	1
Provisions for impairment of financial investments available for sale	283	74	24
Total provisions	8,161	6,089	5,267

Operating loss	(8,093)	(5,431)	(3,278)
Associated undertakings	(37)	18	(3)
(Loss)/profit on disposal of property	(1)	46	23
Construction contract income	—	—	1
Profit/(loss) on disposal of businesses	38	(11)	—

Loss from continuing operations before exceptionals	(8,093)	(5,378)	(3,257)
NAMA transfer related losses	(364)	(5,969)	—
Writeback/(charge) of contingent provisions for NAMA loans(3)	433	(1,029)	—
Loss on disposal of loans(4)	(322)	(54)	—
Gain on redemption of subordinated debt and other capital instruments	3,277	372	623
Interest rate hedge volatility	(39)	(13)	(28)

Loss before taxation from continuing operations	(5,108)	(12,071)	(2,662)
Income tax from continuing operations	(1,188)	(1,710)	(373)

Loss after taxation from continuing operations	(3,920)	(10,361)	(2,289)
Profit/(loss) after taxation from discontinued operations	1,628	199	(45)

Loss for the year	(2,292)	(10,162)	(2,334)

(1)	Depreciation of property, plant and equipment.
(2)	Impairment and amortisation of intangible assets.
(3)	Loans classified as held for sale to NAMA at 31 December 2010.
(4)	Non-Core of -€325 million, +€ 3 million in Core.

Financial review - 3. Management report

Income statement commentary

	2011	2010	2009
Net interest income	€ m	€ m	€ m
Net interest income	1,350	1,844	2,872

	2011	2010	2009
Average interest earning assets	€ m	€ m	€ m
Average interest earning assets	131,038	141,093	156,439

	2011	2010	2009
Net interest margin	%	%	%
Group net interest margin	1.03	1.31	1.84
Group net interest margin excluding eligible liabilities guarantee (“ELG”)	1.40	1.52	1.84

2011 v 2010

Net interest income was € 1,350 million in 2011 compared with € 1,844 million in 2010, a decrease of € 494 million or 27%. Excluding EBS net interest income of € 86 million in the second half of 2011, net interest income decreased by € 580 million or 31%. Net interest income for 2011 and 2010 included charges for the ELG scheme of € 488 million and € 306(1) million respectively excluding which net interest income reduced by € 312 million or 15%. The ELG scheme replaced the CIFS scheme in January 2010, the cost of which was recorded in other income.

The decrease in net interest income excluding the ELG cost mainly reflected margin compression arising from the higher cost of deposits, reduced interest-earning loan volumes due to higher impairments, sales of non-core assets and net repayments within the core loan portfolio.

Excluding the cost of the ELG scheme, the net interest margin for 2011 was 1.40% compared with 1.52% in 2010. The estimated(2) factors contributing to the decline in the margin of 12 basis points were: -10bp due to lower loan margin income, -4bp due to an increase in the cost of customer deposits and -7bp due to lower treasury /other net interest income. This was partly offset by +6bp due to lower cost of wholesale funding following recapitalisation and +3bp due to higher income on capital and the benefit following the liability management exercises.

2010 v 2009

Net interest income was € 1,844 million in 2010 compared with € 2,872 million in 2009, a decrease of € 1,028 million or 36%.

Net interest income for 2010 included a charge for the ELG Scheme of € 306 million(1) excluding which net interest income reduced by € 722 million or 25%.

The net interest income decrease excluding the ELG cost mainly reflected the significantly increased cost of customer deposits, higher wholesale funding costs and lower income on capital. There was also lower income from loans reflecting the transfer of loans to NAMA and lower earning loan balances partly offset by higher loan margins on new lending.

The net interest margin in 2010 excluding ELG reduced by 32 basis points to 1.52%. The estimated(2) factors contributing to the reduction were: -20 basis points due to lower deposit income, -19 basis points due to lower capital income, -14 basis points due to higher wholesale funding costs partly offset by +10 basis points due to improved lending margins and +11 basis points impact from treasury/other net interest income.

(1)

The total government guarantee charge was € 357 million in 2010 including Credit Institutions (Financial Support) scheme (“CIFS”) charge of € 51 million which is included in other income and € 306 million ELG charge in net interest income.

(2)	Management estimate.

Financial review - 3. Management report

Other income

	2011	2010	2009
Other income	€ m	€ m	€ m
Dividend income	4	1	4
Banking fees and commissions	412	486	526
Investment banking and asset management fees	58	99	110
Fee and commission income	470	585	636
Irish Government guarantee scheme expense (CIFS)	—	(51)	(147)
Other fee and commission expense	(29)	(37)	(37)
Less: Fee and commission expense	(29)	(88)	(184)
Trading loss(1)	(74)	(188)	(12)
Other operating income	67	153	195

Other income before exceptionals	438	463	639
Loss on transfer of financial instruments to NAMA	(364)	(5,969)	—
Loss on disposal of loans	(322)	(54)	—
Gain on redemption of subordinated debt and other capital instruments	3,277	372	623
Interest rate hedge volatility	(39)	(13)	(28)

Other income/(loss)	2,990	(5,201)	1,234

2011 v 2010

Other income before exceptionals was € 438 million in 2011 (of which EBS contributed € 5 million), compared with € 463 million in 2010. This represents a decrease of € 25 million or 5%, or € 76 million (15%) excluding the cost of the Irish Government guarantee scheme expense (CIFS) of € 51 million in 2010. The weaker economic conditions, challenging trading markets in which AIB operates and the disposal of businesses resulted in lower business volumes and lower revenues.

Banking fees and commissions decreased by 15% reflecting lower business volumes and activity.

Investment banking and asset management fees were down 41% in 2011 mainly reflecting lower income following the sale of Goodbody Stockbrokers in December 2010.

Fee and commission expense in 2010 included the cost of the CIFS scheme of € 51 million.

Trading loss was € 74 million in 2011 compared to a loss of € 188 million in 2010. Trading loss excludes interest payable and receivable arising from hedging and the funding of trading activities, these are included in interest income. As a result the trend in trading loss within other income cannot be considered in isolation. On a total income basis (net interest income and other income), income from trading activities was lower in 2011. The reduction in the trading loss in other income compared to 2010 mainly related to higher trading foreign exchange income and higher income from interest rate swaps partly offset by losses on credit derivative contracts.

Other operating income in 2011 was € 67 million compared with € 153 million in 2010, a reduction of € 86 million. In 2011 there was € 61 million from litigation settlements, € 40 million in foreign exchange gains and € 8 million income from the disposal of available for sale equity shares, partially offset by a loss of € 36 million from the disposal of available for sale debt securities which primarily related to bonds in peripheral Eurozone countries. In 2010 there was € 75 million profit from the disposal of available for sale debt securities, € 13 million profit from the disposal of available for sale equity shares and € 8 million in foreign exchange gains.

Exceptional items include € 364 million loss on transfer of financial assets to NAMA, € 322 million loss on disposal of loans as part of the ongoing deleveraging to reduce AIB’s loans in line with restructuring plan targets and € 3,277 million gain on redemption of subordinated debt and other capital instruments, for further details see notes 7 and 8.

(1)	Trading loss includes foreign exchange contracts, debt securities and interest rate contracts, credit derivative contracts, equity securities and index contracts.

Financial review - 3. Management report

2010 v 2009

Other income before exceptionals was € 463 million in 2010 compared with € 639 million in 2009, a decrease of € 176 million or 28%.

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

Fee and commission expense includes the cost of the CIFS Scheme of € 51 million in 2010 and € 147 million in 2009. The cost of the ELG Scheme of € 306 million in 2010 is included in net interest income.

Trading losses were € 188 million in 2010 compared to € 12 million in 2009. Trading loss excludes interest payable and receivable arising from hedging and the funding of trading activities, which are included in interest income. During 2010 there was an increase in the trading loss recorded in other income with a related increase in net interest income. On a total income basis (net interest income and other income), income from trading activities was broadly in line with 2009.

Other operating income in 2010 was € 153 million compared with € 195 million in 2009. Other operating income in 2010 included € 75 million from the disposal of available for sale debt securities compared with € 167 million in 2009, a reduction of € 92 million. Partly offsetting this reduction was an increase in foreign exchange gains of € 21 million.

Exceptional items include € 5,969 million loss on transfer of assets to NAMA, € 54 million loss on disposal of loans and € 372 million gain on redemption of subordinated debt and other capital instruments (see notes 7 and 8 for further details).

Total operating expenses
Operating expenses	2011 € m	2010 € m	2009 € m
Personnel expenses	935	921	909
General and administrative expenses	670	548	486
Depreciation,(1) impairment and amortisation(2)	115	180	127

Total operating expenses	1,720	1,649	1,522

2011 v 2010

Total operating expenses were € 1,720 million in 2011, an increase of € 71 million or 4% compared to € 1,649 million in 2010. EBS operating costs (of € 42 million) are included from 1 July 2011, excluding which costs increased by € 29 million or 2%. The cost increase of € 29 million in 2011 included higher professional fees and higher fees to statutory bodies partly offset by lower pension costs and lower NAMA related costs. In 2010 there was a writedown in the value of intangible assets in relation to projects discontinued during the year partly offset by the reversal of an accrual for personnel expenses which was no longer required. When these amounts are excluded, costs in 2011 reduced by 3% compared to 2010.

Personnel expenses in 2011 were € 935 million, an increase of € 14 million or 2% compared with € 921 million in 2010. Excluding EBS personnel expenses of € 18 million in the second half of 2011, personnel expenses were in line with 2010, notwithstanding the inclusion of c. 200 staff from the acquisition of Anglo deposits in February 2011 and increased staff numbers in credit management areas. Adjusting for the one-off items mentioned in the previous paragraph, personnel expenses were 4% lower than 2010.

General and administrative expenses of € 670 million in 2011 were € 122 million or 22% higher than € 548 million in 2010. The increase mainly related to professional fees and consultancy costs associated with restructuring and transformation, deleveraging, capital raising and credit management. There was also increased reimbursement of fees to statutory bodies, particularly in relation to capital raising. Excluding these items and EBS expenses of € 19 million in the second half of 2011, general and administrative expenses were down 1% when compared to 2010.

(1)	Depreciation of property, plant and equipment.
(2)	Impairment and amortisation of intangible assets.

Financial review - 3. Management report

Depreciation, impairment and amortisation of € 115 million in 2011 was € 65 million or 36% lower when compared to € 180 million in 2010. This reduction was mainly due to a writedown in 2010 in the value of intangible assets of € 59 million in relation to projects discontinued.

2010 v 2009

Total operating expenses were € 1,649 million in 2010, an increase of € 127 million or 8% when compared to € 1,522 million in 2009. In 2009 there was a gain of € 159 million from an amendment to retirement benefits, excluding which costs decreased by € 32 million or 2%. Total operating expenses in 2010 included higher professional fees, a writedown in the value of intangible assets in relation to projects discontinued during 2010, costs of € 44 million relating to NAMA compared with € 29 million in 2009, partially offset by a reversal of an accrual for personnel expenses which was no longer required. Excluding these items the cost base decreased by € 55 million or 3%. This decrease reflected active cost management in a period of difficult economic conditions, lower staff numbers and reduced business activity. These cost reductions were in addition to reductions of 11% in 2009.

The following comment on personnel expenses excludes the retirement benefits amendment in 2009 mentioned above. Personnel expenses in 2010 were € 921 million, a decrease of € 147 million or 14% compared with € 1,068 million in 2009 reflecting a reduction of more than 400 in staff numbers during 2010 (in addition to a reduction of almost 900 in 2009) and a reversal of an accrual for personnel expenses which was no longer required.

General and administrative expenses of € 548 million in 2010 were € 62 million or 13% higher than € 486 million in 2009. The increase was mainly related to professional fees and consultancy costs connected with the sale of businesses, business restructuring and preparation for transfer of loans to NAMA. Incremental occupancy costs following continued rollout of the branch sale and leaseback programme and other one-off costs also impacted.

Depreciation, impairment and amortisation of € 180 million in 2010 was € 53 million or 42% higher than 2009. This increase was due to a writedown in the value of intangible assets of € 59 million in relation to projects discontinued during 2010. Depreciation, impairment and amortisation costs decreased by 5% excluding this writedown.

	2011%	2010%	2009%
Cost income ratio(1)	96.2	71.5	43.3

(1)

Cost income ratio excludes losses on transfer of assets to NAMA, loss on disposal of loans as part of deleveraging measures, gains on the redemption/remeasurement of subordinated liabilities and other capital instruments and interest rate hedge volatility.

Asset quality

See Risk Management section commencing on page 61. Commentary on AIB’s asset quality is detailed on pages 72-172 with commentary on provision charge on pages 95 and 96.

Associated undertakings

2011 v 2010

Loss from associated undertakings in 2011 was € 37 million compared with a profit of € 18 million in 2010. On 5 January 2012, AIB announced that it is to end the existing distribution arrangement with Aviva for life and pension products through Aviva Life Holdings Ireland Limited. The results for 2011 include an impairment of the investment in Aviva Life Holdings of € 36 million (see note 36 for further details). Associated undertakings also includes Aviva Health Insurance Ireland Limited and AIB’s share in the joint venture with First Data International trading as AIB Merchant Services. The contribution from these businesses increased in 2011.

2010 v 2009

Income from associated undertakings in 2010 was € 18 million compared with a loss of € 3 million in the comparative period. Associated undertakings includes AIB’s share of Aviva Life Holdings Ireland Limited, Aviva Health Insurance Ireland Limited and AIB’s share in the joint venture with First Data International, trading as AIB Merchant Services. The improved financial out-turn reflected increased contributions from each of these businesses.

Financial review - 3. Management report

Income tax

2011 v 2010

The taxation credit for 2011 was € 1,188 million (including a € 1,148 million credit relating to deferred taxation), compared with a taxation credit of € 1,710 million in 2010 (including a credit of € 1,714 million relating to deferred taxation). The taxation credits exclude taxation on share of results of associated undertakings. Associated undertakings are reported net of taxation in the Group loss before taxation. The credit is influenced by the geographic mix of profits and losses, which are taxed at the rates applicable in the jurisdictions where the Group operates. With specific exceptions as set out in note 39, deferred tax credit continues to be recognised in full for the value of tax losses arising in Group companies, as it is expected that the tax losses will be utilised in full against future profits.

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

Discontinued operations

The results for 2011 included the consolidated results of BZWBK for the quarter to 31 March 2011 and the profit on sale of BZWBK.

Profit from discontinued operations	2011 € m	2010 € m	2009 € m
BZWBK	99	329	265
M&T	—	5	(156)
BACB	—	(60)	(103)

Profit before taxation	99	274	6
Income tax expense	17	72	51

Profit after taxation	82	202	(45)
Profit on disposal of business	1,546	—	—
Loss recognised on the remeasurement to fair value less costs to sell(1)	—	(3)	—

Profit for the period from discontinued operations	1,628	199	(45)

(1)	Relates to impairment of intangible assets.

2011 v 2010

Discontinued operations recorded a profit after taxation of € 1,628 million in 2011 compared to € 199 million in 2010. Discontinued operations in 2010 were impacted by investment reviews which resulted in a € 62 million writedown with regard to the investment in BACB and by the completion of the disposal of the M&T investment on 4 November 2010. See note 18 for further details.

BZWBK recorded a profit before taxation of € 99 million in the three months to March 2011, compared with € 329 million in the full year 2010 and there was a profit on disposal of the business of € 1,546 million, following completion of the sale on 1 April 2011.

Financial review - 3. Management report

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

M&T’s contribution was € 5 million in 2010 compared to a loss of € 156 million in 2009.

BACB recorded a loss of € 60 million in 2010 compared to a loss of € 103 million in 2009. A review of AIB’s associate holding in BACB resulted in an income statement charge of € 62 million partly offset by an operating profit of € 2 million in 2010. As a result of the charge, AIB’s investment in BACB was written down to Nil. 2009 included an impairment charge of € 108 million for BACB.

Balance sheet commentary

The commentary on the balance sheet is on a continuing operations basis unless otherwise stated.

The balance sheet identifies loans eligible for sale to NAMA and loans classified as held for sale as part of deleveraging measures (included in ‘Disposal groups and non-current assets held for sale’) separately from other customer loans. Loan balances in the following tables include these balances in order to reflect the full movement in customer loans.

Gross loans	31 December 2011 € bn	31 December 2010 € bn	% change
Personal & Business Banking	29.2	30.6	-5
Corporate, Institutional & Commercial Banking	24.7	25.2	-2
AIB UK	9.4	9.4	—
EBS	13.6	—	—
Group	—	0.1	—
Total core	76.9	65.3	18
Non-Core	20.5	28.3	-28

Total gross customer loans	97.4	93.6	4
Gross loans held for sale to NAMA	—	2.2	—
Other gross loans held for sale (non-core)	1.2	0.1	—

Total	98.6	95.9	3

While the headline gross customer loans are up € 2.7 billion in 2011, gross loans were down 14% or € 13.6 billion since 31 December 2010 excluding EBS gross loans of € 16.3 billion (including EBS loans classified as non-core of € 2.7 billion) at 31 December 2011. This reduction reflected significant ongoing deleveraging measures and continued weak demand for credit in 2011. Excluding currency factors AIB UK gross loans decreased by 2%.

Financial review - 3. Management report

Net loans	31 December 2011 € bn	31 December 2010 € bn	% change
Personal & Business Banking	27.0	29.4	-8
Corporate, Institutional & Commercial Banking	19.6	22.8	-14
AIB UK	9.0	9.1	-1
EBS	13.1	—	—
Group	—	0.1	—
Total core	68.7	61.4	12
Non-Core	13.8	25.0	-45

Total net customer loans	82.5	86.4	-4
Net loans held for sale to NAMA	—	1.9	—
Other net loans held for sale (non-core)	1.2	0.1	—

Total	83.7	88.4	-5

Excluding EBS net loans of € 15.3 billion at 31 December 2011 (including EBS loans classified as non-core of € 2.2 billion), net loans decreased by € 20.0 billion or 23%. The identified pool of non-core assets including net customer loans classified as held for sale reduced from € 25.1 billion at 31 December 2010 to € 12.8 billion at 31 December 2011 (excluding EBS non-core loans of € 2.2 billion at the end of 2011). The reductions reflected the aforementioned significant ongoing deleveraging measures, weaker credit demand and loan loss provisions. Excluding currency factors AIB UK net loans decreased by 4% in 2011.

	31 December 2011	31 December 2010
Customer accounts	€ bn	€ bn	% change
Personal & Business Banking	28.2	28.0	1
Corporate, Institutional & Commercial Banking	13.8	15.4	-10
AIB UK	10.2	9.0	13
EBS	8.5	—	—
Group	—	—	—
Total core	60.7	52.4	16
Non-Core	—	—	—

Total	60.7	52.4	16

The increase in total customer accounts of € 8.3 billion includes the acquisition of EBS deposits and Anglo deposits of € 8.5 billion and € 5.3 billion respectively as at 31 December 2011. Excluding the EBS deposits and Anglo deposits, customer accounts were down € 5.5 billion. Bank and sovereign ratings downgrades contributed to an outflow in deposits in the first half of 2011, particularly from Non Bank Financial Institutions (“NBFIs”) and international corporates during Q1 2011. In the second half of 2011 customer account balances were broadly stable. Excluding currency factors AIB UK customer accounts increased by 10% in 2011.

Capital

See commentary on AIB’s capital commencing on page 45.

Financial review - 3. Management report

Funding(1)

	31 December 2011		31 December 2010(2)
Sources of funds - total AIB Group basis incl. discontinued operations	€ bn	%	€ bn	%
Customer accounts	61	47	63	45
Deposits by central banks and banks - secured	36	28	41	29
- unsecured	1	1	9	7
Certificates of deposit and commercial paper	—	—	1	1
Asset covered securities (“ACS”)	4	3	3	2
Securitisation	1	1	—	—
Senior debt	11	8	12	9
Capital(3)	15	12	9	7

Total source of funds	129	100	138	100

Other(4)	8		7

	137		145

The Group’s balance sheet saw significant change in 2011, with the disposal of BZWBK, the acquisition of Anglo NAMA senior bonds and deposits, the acquisition of EBS, asset deleveraging in the Non-Core unit and the completion of AIB’s capital raising measures.

The source of funds continued to show customer accounts as the largest funding source at 47% of total funding requirement at 31 December 2011, up from 45% at 31 December 2010. Excluding the NTMA deposit placed at 30 June 2011 of € 11 billion in advance of recapitalisation in July, customer accounts were broadly stable in the second half of 2011. This was a positive result following the € 5 billion decrease in customer deposits (excluding Anglo) in the first half of 2011. Customer deposits stabilised after the PCAR announcement and the resultant recapitalisation of the Group. Secured funding has decreased by € 5 billion (€ 9 billion excluding EBS repos) due to asset deleveraging and sale of securities held in AIB’s available for sale (AFS) portfolio. Unsecured interbank borrowings reduced by € 8 billion to € 1 billion in the full year reflecting the repayment of non standard facilities with the CBI in April 2011. At 31 December 2011 AIB availed of Central Bank funding of € 31 billion (including EBS of € 4 billion), down from € 37 billion at 31 December 2010.AIB extended the bank’s debt maturity by participating in the 3-year Long Term Refinancing Operation (LTRO), to the amount of € 3.0 billion at 31 December 2011. Reducing the reliance on ECB funding will continue to be a key objective of the bank. Senior debt as a percentage of funding sources decreased by 1% in 2011 to 8% at 31 December 2011 reflecting the repayment of € 2 billion in bonds, offset partially by € 1 billion of EBS bonds. ACS as a percentage of funding sources increased by 1% to 3% at 31 December 2011 due to the inclusion of EBS ACS.

The Group’s loan deposit ratio decreased from 165% at 31 December 2010 to 136% at 31 December 2011 (138% including the aforementioned loans and receivables held for sale). The Group is managing to interim targets agreed with the Central Bank of Ireland for the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR) pending their formal introduction as regulatory standards in 2015 and 2018 respectively.

Access to wholesale funding markets continued to be restricted in 2011. This is a symptom of the continued negative sentiment towards the fiscal position which gave rise to the EU/ECB/IMF financial support package, the Europe-wide uncertainty in the second half of 2011 and the Group’s credit rating. The terms of the restructuring plan agreed with the EU/ECB/IMF requires AIB to reduce its wholesale funding dependency and maintain its deposit franchise. The retention and gathering of stable customer accounts in a challenging and increasingly competitive market environment remains a key focus of the Group. Coupled with the action to deleverage non-core assets, this is paramount to increasing the bank’s pool of available liquid assets and to the Group’s overall funding/liquidity strategy.

(1)	The funding commentary is on a total AIB Group basis.
(2)	Includes BZWBK at 31 December 2010.
(3)	Includes total shareholders’ equity, subordinated liabilities and other capital instruments.
(4)	Non-funding liabilities including derivative financial instruments, other liabilities, retirement benefits and accruals and other deferred income.

Financial review - 3. Management report

The following table presents summary balance sheet categories in line with the primary statements (beginning on page 254 of this report).

Summary items from the balance sheet	31 December 2011 € bn	31 December 2010 € bn
Total assets	137	145
Net loans and receivables to customers	83	86
NAMA senior bonds	20	8
Disposal groups and non-current assets held for sale	1	14
Financial assets held for sale to NAMA	—	2
Customer accounts	61	52
Wholesale funding	53	66
Loan deposit ratio	136%	165%
Loan deposit ratio (including held for sale corporate loans)	138%	165%

Financial review - 3. Management report

Segment reporting

In this section, the Group’s operations are reported under the Core banking segments outlined on page 27 and Group (which includes wholesale treasury activities). Non-Core, which comprises assets which AIB is committed to deleveraging together with related costs, is reported as a distinct portfolio. The current segment structure was announced in mid 2011 and consequently the first half of 2011 along with 2010 was restated.

The segments’ performance statements include all income and direct costs relating to each segment but exclude overheads which are held centrally in the ‘Group’ segment. Funding and liquidity charges are based on actual wholesale funding costs incurred and a segment’s net funding requirements. Wholesale funding costs include ELG charges relating to wholesale funds. Net interest income also includes ELG charges directly attaching to customer deposits within a segment. Income on capital is allocated to segments based on each segment’s capital requirement. Surplus capital is held in the Group segment. The cost of services between segments and from central support functions to segments is based on the estimated actual cost incurred in providing the service.

A summarised view of the Group’s segmental performance for 2011 and 2010 is available in note 1 to the accounts.

Personal & Business Banking (PBB) recorded a loss of € 1.1 billion in 2011.

Personal & Business Banking comprises banking operations for the personal segment and small enterprises within the Republic of Ireland. This segment also includes Channel Islands and the Isle of Man.

Personal & Business Banking income statement	2011 € m	2010 € m
Net interest income	583	719
Other income	263	297

Total operating income	846	1,016
Personnel expenses	441	443
General and administrative expenses	223	185
Depreciation/amortisation	57	65
Total operating expenses	721	693

Operating profit before provisions	125	323
Provisions for impairment of loans and receivables	1,177	736
Amounts written off financial investments available for sale	2	2
Total provisions	1,179	738

Operating loss	(1,054)	(415)
Associated undertakings	(39)	16
Loss on disposal of property	(1)	—

Loss before disposal of business	(1,094)	(399)
Profit on disposal of business	10	—

Loss before taxation	(1,084)	(399)

PBB was created in 2011 to service the personal and small business customer market segments. AIB commands a strong presence in both of these key sectors, of which mortgages is a key element.

2011 was a particularly difficult year for PBB, as conditions in Ireland’s economy remained very challenging. Competition for deposits further intensified against the background of a low interest rate environment. In addition, lower advances margins mainly reflected lower variable rate home mortgage margins partially offset by increased margins on other products. Higher unemployment and lower disposable incomes contributed to higher mortgage impairments.

For the year ended 31 December 2011, PBB recorded a loss before taxation of € 1,084 million with provisions for impairment of loans of € 1,177 million. This compares with a loss before taxation of € 399 million in 2010 with provisions for loans of € 736 million.

Operating profit before provisions was € 125 million. This was down 61% when compared to 2010, with total operating income of € 846 million down 17% and total operating expenses of € 721 million, an increase of 4%.

Financial review - 3. Management report

Net loans to customers reduced by 8% to € 27 billion at 31 December 2011. This decrease reflects increased loan impairment provisions, loan repayments and subdued demand for new lending, particularly for mortgage and consumer credit products as consumers continue to take a cautious approach to additional debt and in many cases are reducing their personal debt levels.

Total customer accounts remain broadly unchanged at € 28 billion as at 31 December 2011 when compared with 31 December 2010. Intense competition which existed in the Irish deposit market during 2011 coupled with Irish and European sovereign debt concerns impacted on the ability to raise retail deposits. This resulted in a 9% reduction to underlying customer accounts compared with 31 December 2010 when customer accounts received as part of the acquisition of the Anglo deposit business are excluded. Concerns about Ireland’s fiscal position and the stability of the banking sector gave rise to significant outflow of deposits in the first half of 2011 and resulted in 8% reduction in deposit balances to 30 June. This decline stabilised in the second half of the year with deposits remaining relatively flat between 30 June and 31 December 2011 as fears subsided and with continued focus by PBB on both retention and gathering of deposits albeit at elevated pricing levels.

Net interest income for year ended 31 December 2011 of € 583 million was 19% lower than 2010. This reduction in net interest income was due to the cost of the Eligible Liabilities Guarantee (ELG) scheme together with the higher cost of wholesale funding. In addition, there was a reduction in the average earning loan volumes due to the migration of loans from earning to impaired and scheduled loan repayments during 2011. There was also a reduction in advances margins, due to variable rate home mortgage pricing as the April and July 25bps ECB rate increases were not passed on to customers. The effect of this was partly offset by some recovery in non mortgage lending margin during the year.

Other income for year ended 31 December 2011 of € 263 million was 11% lower than 2010 reflecting lower level of customer transaction activity with an adverse impact on fees and other income.

Operating expenses for year ended 31 December 2011 of € 721 million was 4% higher than 2010. Rigorous cost management of the PBB cost base was offset by costs associated with increases in the number of personnel in credit management and compliance roles.

The provision charge for impairment of loans and receivables for year ended 31 December 2011 was € 1,177 million and represents a charge of 3.95% of average gross loans. Impairment charge on the PBB loan portfolio remains high but within expectations due to the economic downturn, which has resulted in high levels of unemployment and lower disposable incomes. These factors combined with high levels of personal debt have given rise to a significant increase in impaired loans. Impaired loans at 31 December 2011 were € 1.2 billion higher at € 2.7 billion when compared to 31 December 2010, driven principally by growth in home mortgage impaired loans of € 1 billion (owner occupier € 0.7 billion, buy to let € 0.3 billion).

Losses incurred on associated undertakings reflect an impairment charge of € 36 million in respect of the investment in Aviva Life Holdings Limited - see note 36 for further details.

Profit on disposal of business for the year ended 31 December 2011 of € 10 million represents the profit from sale of AIB Jerseytrust Limited, located in the Channel Islands.

Financial review - 3. Management report

Corporate, Institutional & Commercial Banking recorded a loss of € 3.0 billion in 2011.

Corporate, Institutional & Commercial Banking (CICB) comprises banking operations for mid-sized commercial and corporate enterprises. It also includes a Corporate Finance business and a Treasury customer services area which delivers treasury services to customers of the Group.

Corporate, Institutional & Commercial Banking income statement	2011 € m	2010 € m
Net interest income	79	168
Other income	88	69

Total operating income	167	237
Personnel expenses	163	144
General and administrative expenses	86	79
Depreciation/amortisation	14	13
Total operating expenses	263	236

Operating loss before provisions	(96)	1
Provisions for impairment of loans and receivables	2,933	1,557
Provisions for impairment of financial investments available for sale	5	7
Total provisions	2,938	1,564

Operating loss	(3,034)	(1,563)
Profit on disposal of business	—	—

Loss before taxation	(3,034)	(1,563)

CICB loss before taxation was € 3.0 billion in 2011 compared to € 1.6 billion in 2010. Operating loss before provisions of € 96 million in 2011 compared to an operating profit of € 1 million in 2010, with total operating income of € 167 million down by € 70 million and total operating expenses of € 263 million up € 27 million.

Net interest income of € 79 million was 53% lower than 2010. This reduction in net interest income was due to higher non-performing loan volumes, higher costs of deposits and increased ELG costs. Deposit pricing remained intensely competitive throughout the year.

Consumer sentiment in the Republic of Ireland remained subdued during 2011 with ongoing uncertainty in the Eurozone. CICB is fully committed to supporting customers facing difficulty and has a dedicated team in place to provide a range of supports to mid sized commercial enterprises.

Gross loans were down € 0.6 billion compared to 2010 and net loans were down by € 3.3 billion, mainly due to provision charges. Demand for business credit remained at subdued levels reflecting the uncertain economic outlook.

Other income of € 88 million was 28% higher due to lower mark to market writedowns in 2011. Excluding the writedowns, other income was lower than 2010 reflecting lower fee and foreign exchange income.

Personnel expenses were € 19 million higher due to increased staff numbers which were mainly required to support more intensive credit management activity and the reversal in 2010 related to personnel expenses not utilised. General and administrative expenses of € 86 million in 2011 increased by 9%, primarily driven by higher professional costs associated with business transformation.

The provision charge for impairment of loans and receivables for 2011 was € 2.9 billion compared to € 1.6 billion in 2010. The increase in the impairment charge reflects the stressed economic environment and falling property values through 2011.

Financial review - 3. Management report

AIB UK recorded a loss of £ 193 million in 2011.

AIB UK comprises retail and commercial banking operations in Britain operating under the trading name Allied Irish Bank (GB) and in Northern Ireland operating under the trading name First Trust Bank.

AIB UK income statement			2011 £ m	2010 £ m
Net interest income			116	196
Other income			61	77

Total operating income			177	273
Personnel expenses			109	118
General and administrative expenses			63	47
Depreciation/amortisation			6	8
Total operating expenses			178	173

Operating (loss)/profit before provisions			(1)	100
Provisions for impairment of loans and receivables			194	104
Provisions for impairment of financial investments available for sale			—	—
Total provisions			194	104

Operating loss			(195)	(4)
Associated undertakings			2	2

Loss before taxation			(193)	(2)

Loss before taxation	€	m	(224)	(3)

AIB UK reported a loss before taxation of £ 193 million. Operating loss before provisions was £ 1 million in 2011 compared with a profit of £ 100 million in 2010, reflecting the reduction in loan volumes and continued competition for customer deposits.

The reduction in operating profit was primarily driven by a 41% reduction in net interest income. This reflects a reduction in income from lower advances volumes mainly as a result of asset transfers to NAMA and Non-Core combined with continued margin compression on customer deposits. Lending margins continued to improve during the year, while net customer loans fell since December 2010. Customer deposits increased by 10% since December 2010, which reflects the Anglo deposit business acquired in February 2011. While there was some reduction in the AIB originated UK book, this stabilised in the second half of 2011. As a result of the decrease in advances and increase in the deposit book, the loan deposit ratio improved to 88% at 31 December 2011.

Other income fell by 21%, as a result of the reduction in fee income due to lower business transactions than the previous year and a gain on disposal of available for sale debt securities in 2010 which was not repeated in 2011. Costs increased by 3% on the previous year, with lower staff costs as a result of reduced staff numbers and lower pension costs offset by higher operating expenses due to non recurring items.

Loan impairment charges for the year increased to £ 194 million, due to the continued economic downturn along with a higher IBNR charge in 2011.

Financial review - 3. Management report

EBS recorded a loss of € 152 million in 2011.

EBS was acquired by AIB on 1 July 2011. The segment view is shown on a consistent basis to other segments which differs from the legal entity basis. EBS wholesale treasury operations are reported as part of the Group segment and assets identified as non-core are reported as part of Non-Core.

EBS income statement	2011 € m
Net interest income	86
Other income	5

Total operating income	91
Personnel expenses	18
General and administrative expenses	19
Depreciation/amortisation	5
Total operating expenses	42

Operating profit before provisions	49
Provisions for impairment of loans and receivables	201
Provisions for impairment of financial investments available for sale	—
Total provisions	201

Operating loss	(152)
Profit on disposal of business	—

Loss before taxation	(152)

EBS reported a loss before taxation of € 152 million for the period since acquisition by AIB on 1 July 2011. The loss of € 152 million included provisions for impairment of loans and receivables of € 201 million.

Net interest income for the period was € 86 million. The cost of retail and wholesale funding, including the cost of ELG remained high during the period. It was necessary to further increase customer lending rates in order to return loan margins to sustainable levels.

Total operating expenses in the period were € 42 million. The underlying costs of running the business are under constant review.

The impairment charge for loans and receivables of € 201 million on an annualised basis represented 2.94% of average loans and brought total balance sheet provisions at 31 December 2011 to € 466 million or 3.4% of gross loans. The economic conditions in the Republic of Ireland continue to be extremely challenging for customers and the impact of high unemployment, austerity measures and a stressed property market led to increased default levels and consequently higher impairment charges. EBS is fully committed to supporting customers in financial difficulty.

EBS continues to support the residential mortgage market in Ireland through mortgages advanced to first time buyers and home movers. At 31 December 2011, EBS had total gross mortgages of € 13.6 billion. The level of loans advanced in 2011 was lower than in previous years due to subdued demand and the introduction of tighter credit criteria.

EBS continues to have a strong franchise in the retail deposit market and at 31 December 2011 had total customer accounts of € 8.5 billion. The impact of successive corporate and sovereign downgrades in the Republic of Ireland resulted in pricing remaining intensely competitive but retail balances were maintained.

Financial review - 3. Management report

Group recorded a loss before exceptionals of € 310 million in 2011.

Group includes wholesale treasury activities, unallocated costs of central services and income on capital not allocated to segments.

Group income statement	2011 € m	2010 € m
Net interest income	320	494
Other income	(22)	(112)

Total operating income	298	382
Personnel expenses	117	94
General and administrative expenses	208	157
Depreciation/amortisation	30	90
Total operating expenses	355	341

Operating (loss)/profit before provisions	(57)	41
Provisions for liabilities and commitments	11	—
Provisions for impairment of financial investments available for sale	270	54
Total provisions	281	54

Operating loss	(338)	(13)
Profit on disposal of property	—	46

Loss before disposal of business	(338)	33
Profit/(loss) on disposal of business	28	(11)

Loss before exceptionals	(310)	22
Gain on redemption of subordinated debt and other capital instruments	3,277	372
Interest rate hedge volatility	(39)	(13)

Profit before taxation	2,928	381

Group reported a loss before exceptionals of € 310 million compared to a profit of € 22 million in 2010. This out-turn reflected higher impairment of financial investments available for sale and lower profit from wholesale treasury activities.

The trends in net interest income and other income in Group were impacted by the reclassification of income between headings in relation to interest rate hedging. Consequently, it is more meaningful to analyse the trend in total operating income. Total operating income excluding exceptionals decreased from € 382 million in 2010 to € 298 million in 2011. This reflected lower income from wholesale treasury activities partly offset by higher capital income in 2011.

Total operating expenses of € 355 million in 2011 increased by € 14 million compared to 2010. This reflected significant expenditure on external engagement including professional fees, consultancy costs and regulatory fees. These increases were partly offset by lower depreciation/amortisation in 2011, mainly due to a writedown in 2010 in the value of intangible assets in relation to projects discontinued.

Total provisions increased from € 54 million in 2010 to € 281 million in 2011. The increase in provision for impairment of financial investments available for sale reflected the impairment of Eurozone bank and sovereign bonds and the impairment of subordinated bonds received on transfer of assets to NAMA.

The profit on disposal of business in 2011 mainly reflects the profit on sale of the investment in AIB International Financial Services and related companies of € 27 million.

Financial review - 3. Management report

Non-Core recorded a loss before exceptionals of € 3.3 billion in 2011.

Non-Core comprises those assets which the bank is committed to deleveraging and losses on the transfer of loans to NAMA, together with related costs.

Non-Core income statement	2011 € m	2010 € m
Net interest income	148	234
Other income	37	115

Total operating (loss)/income	185	349
Personnel expenses	70	102
General and administrative expenses	62	72
Depreciation/amortisation	2	2
Total operating expenses	134	176

Operating (loss)/profit before provisions	51	173
Provisions for impairment of loans and receivables	3,325	3,601
Provisions for liabilities and commitments	6	—
Provisions for impairment of financial investments available for sale	6	11
Total provisions	3,337	3,612

Operating loss	(3,286)	(3,439)
Associated undertakings	—	—

Loss before exceptionals	(3,286)	(3,439)
NAMA transfer related losses	(364)	(5,969)
Writeback/(charge) of contingent provisions for NAMA loans	433	(1,029)
Loss on disposal of loans	(325)	(50)

Loss before taxation	(3,542)	(10,487)

Non-Core was established to formulate and implement AIB’s strategy of deleveraging non-core assets through a combination of disposals, run-off, refinancing and other forms of deleveraging. Non-Core assets are managed as a distinct portfolio within the business by a dedicated management team. The team has an explicit performance mandate to realise optimum value from the portfolio while also preserving AIB’s core customer franchise within the overall objective of meeting the defined deleveraging targets as agreed with the regulatory authorities.

To date, AIB has made significant progress in meeting its deleveraging targets. During 2011, Non-Core net loans reduced by € 10.1 billion, notwithstanding the inclusion of € 2.2 billion of EBS loans classified as non-core at 31 December 2011. This reduction was achieved through a combination of disposals, targeted non-refinancing of loans, redemptions, scheduled repayments and additional provisioning. This principally occurred in overseas property, project finance and other leveraged portfolios located in the United States, United Kingdom and Europe.

Losses before exceptionals of € 3.3 billion in 2011 compared to € 3.4 billion in 2010. Net interest income declined by 37% from € 234 million to € 148 million as loan volumes declined significantly in line with the bank’s ongoing deleveraging strategy. Lower fee income following the sale of non-core businesses and losses on credit derivative contracts contributed to the fall in other income.

Total operating expenses fell by 24%, principally impacted by lower staff numbers, staff related costs and operating expenses following the sale of non-core businesses.

The reduction in credit provisions from € 3.6 billion in 2010 to € 3.3 billion in 2011 reflects lower NAMA loans in 2011. Excluding credit provisions on NAMA loans, credit provisions increased from € 2.1 billion in 2010 to € 3.2 billion in 2011. Continuing credit stresses, particularly in the property and development portfolios, contributed to this increase.

Financial review - 4. Capital management

The objectives of the Group’s capital management policy are to at all times comply with regulatory capital requirements and to ensure that the Group has sufficient capital to cover the current and future risks inherent in its business and to support its future development. The Group does this through an Internal Capital Adequacy Assessment Process (“ICAAP”), which is subject to supervisory review and evaluation. The minimum regulatory capital requirements set by the Central Bank, which reflect the requirements of the Capital Requirements Directive, establish a floor of 4% under which the core tier 1 capital ratio must not fall (8% for total capital ratio). These ratios were the capital adequacy requirements effective as at 31 December 2010. Following the Prudential Capital Assessment Review (“PCAR”) in March 2011 which was carried out as part of the Financial Measures Programme, the Central Bank announced a new minimum capital target for AIB of 10.5% core tier 1 in a base scenario and 6% core tier 1 in a stressed scenario. These target ratios form the basis of the Group’s capital management policy and are the capital adequacy requirements effective as at 31 December 2011. Following the recapitalisation, as at 31 December 2011, the actual core tier 1 capital ratio was 17.9%.

Capital Requirements Directive

The Capital Requirements Directive (“CRD”), which came into force on 1 January 2007, is the EU directive that establishes the regulatory capital adequacy requirements for credit institutions. It is set out in three distinct ‘pillars’. Pillar 1 is concerned with the calculation of the minimum capital requirements for credit risk, market risk and operational risk. Under Pillar 2 banks are required to estimate their own internal capital requirements to cover all material risks (not limited to the pillar 1 risks) as part of their ICAAP which is then subject to supervisory review and evaluation (known as the “SREP”). Pillar 3 (‘market discipline’) involves the disclosure of a suite of qualitative and quantitative risk management information to the market. The Group most recently issued Pillar 3 disclosures in July 2011. Since it came into effect the CRD has been amended a number of times (“CRD II” and “CRD III”). These amendments reflected in the main; new requirements on hybrid tier one capital instruments; updates to the large exposures regime; improved risk management requirements for securitisations; and changes to trading book capital requirements. These amendments have not had a material impact on the capital position of the Group. CRD IV is currently being drafted and is expected to come into effect on a phased basis from 2013, fully effective from 1 January 2018. It is based on the Basel 3 recommendations, which were developed in response to the recent banking crisis and aims to strengthen the capital adequacy of banks by:

•	increasing the quality of eligible capital the banks can include in their capital base for capital adequacy purposes; and

•

increasing the quantity of capital held by setting significantly higher minimum capital ratios and identifying capital buffers that can be imposed by national supervisors according to their assessment of risk exposure.

Financial Measures Programme

Under the terms of the Joint EU-IMF Programme for Ireland, a PCAR exercise was carried out during March 2011. The outcome of this review was published by the Central Bank in the Financial Measures Programme Report on 31 March 2011. The Central Bank based its decision on required recapitalisation on loan-loss projections, along with further assumptions concerning the prospective income, expenditure, and deleveraging plans. The total PCAR capital requirement announced for AIB was € 13.3 billion, of which € 1.4 billion was required to be in the form of contingent capital. This announcement superseded the previous PCAR announcements made in 2010. Following the acquisition of EBS on 1 July 2011, AIB also assumed the PCAR requirement for EBS. This was € 1.5 billion, of which € 0.2 billion was required to be in the form of contingent capital. This resulted in a total PCAR requirement for the Group, post EBS acquisition, of € 14.8 billion (of which € 1.6 billion was required to be form of contingent capital), to be completed by the end of July 2011.

Recapitalisation by the Irish Government

The Group’s capital base has undergone significant changes during 2011, the most significant of which was the recapitalisation of the Group by the Irish Government following the completion of the Central Bank’s Financial Measures Programme. Apart from a € 2.1 billion core tier 1 gain from the liability management exercises carried out in June/July 2011, the € 14.8 billion PCAR capital requirement was provided by the State as follows:

Placing of € 5 billion

Following shareholder approval at the EGM of 26 July 2011, AIB raised € 5 billion in core tier 1 capital. Under a placing agreement, the National Pensions Reserve Fund Commission (“NPRFC”) agreed to subscribe in cash for 500,000,000,000 new ordinary shares at a price of € 0.01 per share. This capital was issued on 27 July 2011.

Financial review - 4. Capital management

Contingent capital notes issue

Following shareholder approval at the EGM of 26 July 2011, contingent capital notes were issued by AIB to the Minister for Finance on 27 July 2011. These are subordinated tier 2 capital instruments issued at par with five year and one day maturities, an annual coupon of 10% and an aggregate principal amount of € 1.6 billion. The contingent capital notes will convert immediately and mandatorily in their entirety into ordinary shares should a predefined capital deficiency or non-viability event occur.

Capital contributions

On 28 July 2011, AIB received capital contributions totalling € 6.1 billion from the Minister for Finance and the NPRFC. No new shares were issued in return for these capital contributions.

The following table summarises the elements of the recapitalisation:

2011 € bn
March 2011 PCAR requirement	14.8

Liability management exercise	2.1
Equity placing	5.0
Capital contribution	6.1

Core tier 1 recapitalisation	13.2
Contingent capital instrument (tier 2)	1.6

Total recapitalisation	14.8

Liability Management Exercises (“LMEs”)

On 24 January 2011, AIB completed a tender offer for certain of its tier 2 capital instruments, in which it offered to purchase for cash at 30% of their face value, lower tier 2 securities with a nominal value of € 3.9 billion. Tender offers were approved for approximately € 2 billion of these lower tier 2 securities. In addition, € 0.2 billion was exchanged for cash in a private placement. The Group generated core tier 1 capital of approximately € 1.5 billion as a result of this liability management exercise which was reflected in the income statement.

On 13 May 2011, AIB launched a tender offer for cash for all its outstanding subordinated liabilities and other capital instruments. Under this offer AIB agreed to purchase these instruments at significant discounts to their face value. In relation to the instruments settled in June/July 2011 a gain amounting to € 1,343 million was recognised in the income statement and a further gain of € 387 million directly in equity. Three remaining instruments settled in July 2011 bringing the total LME gain to € 2.1 billion, € 1.7 billion recognised in the income statement and € 0.4 billion recognised directly in equity.

Regulatory capital ratios

The recapitalisation is reflected in a significant strengthening of the Group’s capital ratios in the period from 31 December 2010 to 31 December 2011, during which the Group’s core tier 1 ratio increased from 4.0% to 17.9%. Total capital ratio increased from 9.2% to 20.5%.

The following table summarises the Group capital position as at 31 December 2011 and 2010:

Capital adequacy information*	2011 € m		2010 € m
Tier 1
Paid up share capital and related share premium	10,096		9,054
Eligible reserves	5,313		(4,776)
Equity non-controlling interests in subsidiaries	—		501
Regulatory adjustments	(263)		(851)

Core tier 1 capital	15,146		3,928
Supervisory deductions from tier 1(1)
Unconsolidated financial investments	(2)
Securitisations	(79)

Core tier 1 capital (including supervisory deductions)(1)	15,065
Non-equity non-controlling interests in subsidiaries	—		189
Non-cumulative perpetual preferred securities	—		138
Reserve capital instruments	—		239
Supervisory deductions from tier 1 capital
Unconsolidated financial investments			(68)
Securitisations			(191)

Total tier 1 capital	15,065		4,235

Tier 2(2)
Eligible reserves	125		212
Credit provisions	795		929
Subordinated perpetual loan capital	—		197
Subordinated term loan capital	1,472		3,931
Supervisory deductions from tier 2 capital	(81)		(258)

Total tier 2 capital	2,311		5,011

Gross capital	17,376		9,246
Supervisory deductions	(74)		(141)

Total capital	17,302		9,105

Risk weighted assets (unaudited)
Credit risk	77,863		89,415
Market risk	560		1,494
Operational risk	5,856		7,859

Total risk weighted assets	84,279		98,768

Capital ratios (unaudited)
Core tier 1	17.9	%(1)	4.0%
Total	20.5%		9.2	%(2)

(1)

At 31 December 2011, under the Central Bank’s Financial Measures Programme (“FMP”), AIB is required to report its core tier 1 capital with 50:50 supervisory deductions now being applied to the core tier 1 capital calculation. These deductions were previously deducted from tier 1 capital. This methodology is consistent with that used to calculate capital shortfalls for participating institutions in the Prudential Capital Assessment Review (“PCAR”) 2011.

(2)

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

Financial review - 4. Capital management

Risk weighted assets (“RWAs”) reduced by € 14.5 billion in the period. Credit risk accounted for € 11.6 billion of the decrease, the primary driver of which was deleveraging. Deleveraging includes disposals, repayments, and provisions related to non-core assets (excluding sale of BZWBK). The disposal of BZWBK on 1 April 2011 resulted in a € 9.2 billion reduction in credit RWAs, however the acquisition of EBS on 1 July 2011 resulted in a € 9.6 billion increase in credit RWAs. Deterioration in borrower credit ratings also had an increasing effect on RWAs during the period. Market and operational RWAs accounted for a € 2.9 billion reduction in total RWAs. The disposal of BZWBK was the main driver of the reduction in operational RWAs and was also a contributory factor in the reduction of market risk weighted assets.

Core tier 1 capital increased by € 11.2 billion to 31 December 2011. This was due to the € 5 billion equity placing (€ 1 billion in paid-up share capital and related share premium, € 4 billion in renominalisation reserves), capital contributions totalling € 8.3 billion (€ 6.1 billion from the State, € 0.8 billion resulting from the EBS acquisition, € 1.4 billion relating to the transfer of Anglo Irish Bank businesses), LME gains of € 3.6 billion, a € 1.5 billion gain on the disposal of AIB’s shareholding in BZWBK, offset by underlying losses. The net impact of these movements together with the decrease in risk weighted assets is an increase in the core tier 1 capital ratio from 4.0% as at 31 December 2010 to 17.9% at 31 December 2011.

Tier 1 capital increased by € 10.8 billion to 31 December 2011. In addition to the aforementioned factors relating to the increase in core tier 1 capital, the LME in June/July 2011 resulted in a € 566 million reduction in non-core tier 1 capital instruments, partially offset by a reduction in the supervisory deductions relating to unconsolidated financial investments and securitisations (there is no deduction for expected loss on IRB portfolios as IRB provisions exceed expected loss).

Tier 2 capital decreased by € 2.7 billion in the period, from € 5.0 billion as at 31 December 2010 to € 2.3 billion as at 31 December 2011. This was mainly due to the LMEs which resulted in approximately € 4.2 billion reduction in tier 2 loan capital. This was offset by the issue of € 1.6 billion of new subordinated debt in the form of the contingent capital instrument included in the recapitalisation of the Group in July 2011.

The total capital ratio increased from 9.2% at 31 December 2010 to 20.5% as at 31 December 2011 which reflects the net movements in tier 1 and tier 2 capital as detailed above, a decrease in the supervisory deduction which relates to the life business joint venture with Aviva, and the reduction in risk weighted assets.

EBA Stress Tests

On 15 July 2011, the results of an EU-wide EBA stress test on European banks were published. The stress test, which set a threshold for passing of 5% core tier 1 ratio, showed that AIB would have a core tier 1 ratio of 11.7% (10.0% excluding contingent capital) at December 2012 following the application of the stress test and the raising of capital required by PCAR. AIB was found to have no further capital raising requirements as a result of the EBA stress test.

The EBA conducted a further stress test during the second half of 2011 on certain sovereign exposures. On this occasion the threshold was raised to 9% core tier 1 capital ratio. The results were published on the 8 December 2011. The published results confirmed that AIB did not require any additional capital.

Financial review - 5. Critical accounting policies & estimates

The Group’s accounting policies are set out on pages 227 to 253 of this report.

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

Going concern*

The financial statements have been prepared on a going concern basis. In making its assessment of the Group’s ability to continue as a going concern, the Board of Directors have taken into consideration the significant economic and market risks and uncertainties that currently impact Irish financial institutions and the Group. These include the ability to access Eurosystem funding and Central Bank liquidity facilities to meet liquidity requirements. In addition, the Directors have considered the current level of capital and the potential requirement for capital in the assessment period. Furthermore, the Directors considered the risks and uncertainties impacting the Eurozone.

Loan impairment*

AIB’s accounting policy for impairment of financial assets is set out in accounting policy number 15. The provisions for impairment of loans and receivables at 31 December 2011 represent management’s best estimate of the losses incurred in the loan portfolios at the reporting date.

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

The management process for the identification of loans requiring provision is underpinned by independent tiers of review. Credit quality and loan loss provisioning are independently monitored by credit and risk management on a regular basis. All AIB market segments assess and approve their provisions and provision adequacy on a quarterly basis. These provisions are in turn reviewed and approved by the AIB Group Credit Committee on a quarterly basis with ultimate Group levels being approved by the Audit Committee and the Board.

Key assumptions underpinning the Group’s estimates of collective and IBNR provisioning are back tested with the benefit of experience and revisited for currency on a regular basis.

Specific provisions

A specific provision is made against problem loans when, in the judgement of management, the estimated repayment realisable from the obligor, including the value of any security available, is likely to fall short of the amount of principal and interest outstanding on the obligor’s loan or overdraft account. The amount of the specific provision made in the Group’s consolidated financial statements is intended to cover the difference between the assets’ carrying value and the present value of estimated future cash flows discounted at the assets’ original effective interest rates. Specific provisions are created for cases that are individually significant (i.e. above certain thresholds), and also collectively for assets that are not individually significant.

The amount of an individually assessed specific provision required is highly dependent on estimates of the amount of future cash flows and their timing. Individually insignificant loans are collectively evaluated for impairment. As this process is model driven, based on historic loan recovery rates, the total amount of the Group’s impairment provisions on these loans is somewhat uncertain as it may not totally reflect the impact of the prevailing market conditions. However, the recovery rates are updated at a minimum on a yearly basis.

*	Forms an integral part of the audited financial statements.

Financial review - 5. Critical accounting policies & estimates

Loan impairment* (continued)

Changes in the estimate of the value of security and the time it takes to receive those cash flows could have a significant effect on the amount of impairment provisions required and on the income statement expense and balance sheet position, for example, in assessing the value of residential property held as collateral for impaired mortgage loans in Ireland, AIB uses a ‘peak to trough’ house price decline of 55% as a base. In certain circumstances, realisation costs of 10% to 20% are also deducted. For larger impaired loans (individually significant) other factors such as recent transactional evidence and/or local knowledge are considered, which can result in higher discounts to collateral values. CSO statistics for December 2011 outline a ‘peak to trough’ decline of 48.2% for residential property, nationally. If prices were to decline by a further 5% from AIB's assumed values and this decline fell directly through to the collateral values of its impaired mortgage loans in Ireland, the additional impairment provision impact would be in the range of approximately € 175 million to € 225 million.

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

The total amount of impairment loss in the Group’s non-impaired portfolio and therefore the adequacy of the IBNR allowance is inherently uncertain. There may be factors in the portfolio that have not been a feature of the past and changes in credit grading profiles and grading movements may lag the change in the credit profile of the customer. In addition, current estimates of loss within the earning portfolio and the period of time it takes following a loss event for an individual loan to be recognised as impaired (‘emergence period’) are subject to a greater element of estimation due to the speed of change in the economies in which the Group operates and the unprecedented market conditions.

Deferred taxation*

The Group’s accounting policy for deferred tax is set out in accounting policy number 13. Details of the Group’s deferred tax assets and liabilities are contained in note 39.

Deferred tax assets are recognised for unused tax losses to the extent that it is probable (defined for this purpose as more likely than not) that there will be sufficient future taxable profits against which the losses can be used. For a company with a history of recent losses, there must be convincing other evidence to underpin this assessment. The recognition of the deferred tax asset relies on the assessment of future profitability and the sufficiency of those profits to absorb losses carried forward. It requires significant judgements to be made about the projection of long-term future profitability because of the period over which recovery extends.

In assessing the future profitability of the Group, the Board has considered a range of positive and negative evidence for this purpose. Among this evidence, the principal positive factors include the:

•	financial support provided by the Irish Government to AIB as agreed with the EU/IMF;

•	Irish Government’s committed support to AIB and its nomination of the Group as one of two pillar banks in the smaller reconstructed Irish banking sector;

•	financial support provided to the Irish State under the EU/IMF programme;

•	absence of any expiry dates for Irish and UK tax losses;

•	non-enduring nature of the loan impairments at levels which resulted in recent years’ losses;

•	continued generation of operating profits before provisions in recent years;

•	restructuring plan submitted to the European Commission and initial responses from the Commission to that plan;

•	return to profitability within the Group’s internal medium-term financial plan and the ability to grow profits thereafter; and

*	Forms an integral part of the audited financial statements.

Deferred taxation* (continued)

•	external forecasts for Ireland and the UK which indicate economic recovery through the period of the medium-term financial plan.

Against this, there is a number of uncertainties inherent in any long-term financial assumptions and projections, including:

•	continued funding and margin pressures;

•	reduced size of the Group’s operations following re-structuring; and

•	recent instability in the Eurozone and in the Irish and global economies.

Taking account of all relevant factors the Group believes that it is more likely than not that it will return to profitability within the timescale of the Group’s medium-term financial plan by 2014 and will achieve profits producing a sustainable market-range return on equity in the long term. In the absence of any expiry date for tax losses in Ireland or the UK, the Group therefore believes that it is more likely than not that there will be future taxable profits, in the relevant Group companies, against which to use the tax losses (subject to the specific exceptions detailed in note 39).

The amount of recognised deferred tax assets arising from unused tax losses amounts to € 3,707 million of which € 2,833 million relates to Irish tax losses and € 874 million relates to United Kingdom tax losses.

IAS 12 does not permit a company to apply present value discounting to its deferred tax assets or liabilities, regardless of the estimated timescales over which those assets or liabilities are projected to be realised. AIB Group’s deferred tax assets are projected to be realised over a long timescale, benefiting from the absence of any expiry date for Irish or UK tax losses. As a result, the carrying value of the deferred tax assets on the statement of financial position would not be an accurate guide to the fair value of those assets.

Determination of fair value of financial instruments*

The Group’s accounting policy for the determination of fair value of financial instruments is set out in accounting policy number 16.

The best evidence of fair value is quoted prices in an active market. The absence of quoted prices due to the deterioration of the world’s financial markets increases reliance on valuation techniques and requires the use of judgement in the estimation of fair value. This judgement includes but is not limited to: – evaluating available market information; determining the cash flows for the instruments; identifying a risk free discount rate and applying an appropriate credit spread.

Valuation techniques that rely to a greater extent on non-observable data require a higher level of management judgement to calculate a fair value than those based wholly on observable data.

The choice of contributors, the quality of market data used for pricing, and the valuation techniques used are all subject to internal review and approval procedures. Given the uncertainty and subjective nature of valuing financial instruments at fair value, any change in these variables could give rise to the financial instruments being carried at a different valuation, with a consequent impact on shareholders’ equity and, in the case of derivatives and contingent capital instruments, the income statement.

NAMA senior bonds designation and valuation*

The Group’s accounting policy for NAMA senior bonds is set out in accounting policy number 17. These bonds are separately disclosed in the statement of financial position.

NAMA senior bonds have been designated as loans and receivables at 31 December 2011, as they meet the criteria to be so designated.

The bases for measurement, interest recognition and impairment for NAMA senior bonds are the same as those for loans and receivables (see accounting policy numbers 6, 15, and 18). There is no active market for the NAMA senior bonds, accordingly, the fair value at take on was determined using a valuation technique.

The absence of quoted prices in an active market required an increased use of management judgement in the estimation of fair value. This judgement included, but was not limited to: evaluating available market information; determining the cash flows generated by the instruments; identifying a risk free discount rate and applying an appropriate credit spread.

The valuation technique and critical assumptions used were subject to internal review and approval procedures. While the Group believes its estimates of fair value are appropriate, the use of different measurements, valuation techniques or assumptions could have given rise to the NAMA senior bonds being measured at a different valuation at initial recognition, with a consequent impact on the income statement.

NAMA senior bonds are subject to the same credit review processes and procedures as for loans and receivables (accounting policy number 15).

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

On initial classification as held for sale, non-current assets and discontinued operations are measured at the lower of carrying value and fair value less costs to sell.

Loans and receivables held for sale within ‘Disposal groups and non-current assets held for sale’ are accounted for as for all other loans and receivables (account policy numbers 6, 15 and 18). Derecognition will take place on the date on which the risks and rewards inherent in these assets transfer. No provisions, apart from normal credit impairment provisions, have been made against the carrying value of any such loans. The difference between the carrying value at the date of derecognition and the consideration received will be recognised in the income statement.

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

On 13 October 2008, the IASB issued an amendment to IAS 39 which permits the reclassification of financial assets from trading portfolio financial assets. AIB availed of the option provided by the amendment to reclassify securities from the trading portfolio to the available for sale portfolio, based on their fair value on 1 July 2008, as described in note 27. In addition, in 2009 certain available for sale debt securities were reclassified to loans and receivables to customers (notes 30 and 34). The classification of financial assets and financial liabilities has a significant effect on their income statement treatment and could have a significant impact on reported income

Basis of consolidation*

For third party acquisitions, assets acquired and liabilities assumed are measured at their acquisition date fair values.

Where these acquisitions relate to the acquisition of a business between entities under the control of the Irish Government, assets acquired and liabilities assumed are measured at their carrying value in the books of the transferor at the date of transfer, adjusted for any differences in accounting policies.

*	Forms an integral part of the audited financial statements

Financial review - 6. Deposits and short term borrowings

Customer accounts

The following table analyses average deposits by customers based on the location of the offices in which the deposits are recorded. The analysis for 2010 shows continuing operations and discontinued operations separately. It is presented on a total Group basis for 2011 and 2009.

	2011	2010		2009
	Total Group € m	Continuing operations € m	Discontinued operations € m	Total Group € m
Domestic offices
Current accounts	11,179	11,641	—	11,744
Deposits:
Demand	5,388	6,110	—	6,793
Time	31,068	30,984	—	36,175
	47,635	48,735	—	54,712
Foreign offices
Current accounts	4,144	5,403	4,335	8,872
Deposits:
Demand	1,920	2,611	—	1,878
Time	6,759	11,525	5,920	18,427
	12,823	19,539	10,255	29,177

Total	60,458	68,274	10,255	83,889

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

Time deposits are generally larger, attract higher rates of interest than demand deposits and have predetermined maturity dates.

Customer accounts by currency

The following table analyses customer deposits by currency as at 31 December:

	2011	2010		2009
	Total Group € m	Continuing operations € m	Discontinued operations € m	Total Group € m
Euro	46,376	38,715	908	48,465
US dollar	1,197	1,422	203	7,302
Sterling	12,974	11,869	57	18,035
Polish zloty	3	—	9,317	9,033
Other currencies	124	383	11	1,118

Total	60,674	52,389	10,496	83,953

Financial review - 6. Deposits and short term borrowings

Large time deposits and certificates of deposit

The following tables show details of the Group’s large time deposits and certificates of deposit (US$ 100,000 and over or the equivalent in other currencies) by time remaining until maturity as at 31 December 2011, 2010 and 2009. The analysis for 2010 shows continuing operations and discontinued operations separately. It is presented on a total Group basis for 2011 and 2009, since the statement of financial position has not been re-presented for comparatives for 2009.

	2011
Total Group	3 months or less €m	After 3 months but within 6 months € m	After 6 months but within 12 months € m	After 12 months € m	Total € m
Large time deposits
Domestic offices	8,479	2,867	3,389	1,953	16,688
Foreign offices	2,912	935	1,464	357	5,668
Certificates of deposit
Domestic offices	36	5	17	—	58
Foreign offices	194	—	19	—	213

Total	11,621	3,807	4,889	2,310	22,627

	2010
Continuing operations	3 months or less € m	After 3 months but within 6 months € m	After 6 months but within 12 months € m	After 12 months € m	Total € m
Large time deposits
Domestic offices	8,244	1,938	1,737	450	12,369
Foreign offices	3,301	1,126	902	883	6,212
Certificates of deposit
Domestic offices	—	—	—	—	—
Foreign offices	38	—	10	206	254

Total	11,583	3,064	2,649	1,539	18,835

	2010
Discontinued operations	3 months or less € m	After 3 months but within 6 months € m	After 6 months but within 12 months € m	After 12 months € m	Total € m
Large time deposits
Domestic offices	—	—	—	—	—
Foreign offices	1,752	473	250	18	2,493
Certificates of deposit
Domestic offices	—	—	—	—	—
Foreign offices	—	—	—	—	—

Total	1,752	473	250	18	2,493

Large time deposits and certificates of deposit (continued)

	2009
Total Group	3 months or less € m	After 3 months but within 6 months € m	After 6 months but within 12 months € m	After 12 months € m	Total € m
Large time deposits
Domestic offices	16,839	3,150	1,791	1,551	23,331
Foreign offices	12,150	2,148	1,336	393	16,027
Certificates of deposit
Domestic offices	559	10	18	—	587
Foreign offices	4,409	131	236	5	4,781

Total	33,957	5,439	3,381	1,949	44,726

Financial review - 6. Deposits and short term borrowings

Short-term borrowings

The following table shows details of short-term borrowings of AIB Group for the years ended 31 December 2011, 2010 and 2009. The analysis for 2010 shows continuing operations and discontinued operations separately. It is presented on a total Group basis for 2011 and 2009, since the statement of financial position has not been re-presented for comparatives for 2009.

	2011	2010		2009
	Total Group € m	Continuing operations € m	Discontinued operations € m	Total Group € m
Commercial Paper:
End of year outstandings	—	712	—	5,036
Highest month-end balance	423	4,092	—	8,413
Average balance	35	2,622	—	5,322
Average rate of interest
At end of year	—	1.32%	—	0.62%
During the year	1.25%	0.83%	—	1.32%
Repurchase agreements:
End of year outstandings	32,878	40,660	409	24,381
Highest month-end balance	49,088	43,441	1,314	32,298
Average balance	39,646	28,777	728	24,681
Average rate of interest
At end of year	0.98%	1.66%	3.19%	0.75%
During year	1.33%	0.96%	2.89%	1.00%
Other short-term borrowings:
End of year outstandings	6,752	11,326	47	25,900
Highest month-end balance	11,987	26,102	209	46,680
Average balance	7,363	17,807	132	27,637
Average rate of interest
At end of year	2.21%	2.09%	1.08%	1.77%
During year	1.99%	1.33%	1.71%	1.89%

Average interest rates during the year are computed by dividing total interest expense by the average amount borrowed. Average interest rates at the year end are average rates for a single day and as such may reflect one-day market distortions which may not be indicative of generally prevailing rates. ‘Other short-term borrowings’ consist principally of borrowings in the inter-bank market included within ‘Deposits by central banks and banks’ and ‘Debt securities in issue’ in the consolidated financial statements and generally have remaining maturities of one year or less. The maturity profiles of the above outstandings are disclosed in note 61 of the consolidated financial statements.

Financial review - 7. Financial investments available for sale

Available for sale debt securities

The following tables categorise AIB Group’s available-for-sale debt securities by contractual residual maturity and weighted average yield at 31 December 2011, 2010 and 2009. The analysis for 2010 shows continuing operations and discontinued operations separately. It is presented on a total Group basis for 2011 and 2009, since the statement of financial position has not been re-presented for comparatives for 2009.

	2011
	Within 1 year		After 1 but within 5 years		After 5 but within 10 years		After 10 years
Continuing operations	€ m	Yield %	€ m	Yield %	€ m	Yield %	€ m	Yield %
Irish Government securities	693	3.8	2,204	6.9	2,113	6.6	207	6.5
Euro government securities	137	2.5	810	2.0	621	2.9	292	3.8
Non Euro government securities	63	0.7	361	1.7	417	3.7	429	3.9
Supranational Banks and government agencies	131	3.7	896	2.0	107	2.6	14	1.0
U.S. Treasury & U.S. Government agencies	—	—	—	—	—	—	—	—
Collateralised mortgage obligations	—	—	9	1.9	10	3.9	489	0.6
Other asset backed securities	—	—	29	2.3	32	2.0	1,149	2.0
Euro bank securities	968	2.3	1,896	4.3	191	4.1	—	—
Non Euro bank securities	232	1.7	200	2.9	44	3.0	—	—
Euro corporate securities	17	3.1	74	6.4	12	9.2	7	8.3
Non Euro corporate securities	35	2.7	154	4.9	65	8.0	25	6.3
Other investments	—	—	12	6.9	—	—	—	—

Total	2,276	2.7	6,645	4.4	3,612	5.3	2,612	2.7

	2010
	Within 1 year		After 1 but within 5 years		After 5 but within 10 years		After 10 years
Continuing operations	€ m	Yield %	€ m	Yield %	€ m	Yield %	€ m	Yield %
Irish Government securities	908	3.1	1,471	4.2	1,930	6.1	—	—
Euro government securities	754	3.6	1,853	2.2	527	2.5	383	3.8
Non Euro government securities	589	4.7	208	2.7	538	2.3	358	4.8
Supranational Banks and government agencies	271	5.0	883	2.2	163	2.2	—	—
U.S. Treasury & U.S. Government agencies	142	3.6	—	—	—	—	41	0.6
Collateralised mortgage obligations	—	—	33	1.7	11	2.7	841	0.6
Other asset backed securities	—	—	7	1.7	171	1.0	2,382	1.6
Euro bank securities	1,116	2.5	2,293	2.4	547	3.4	10	4.8
Non Euro bank securities	702	3.8	599	2.1	132	11.1	—	—
Euro corporate securities	17	1.9	152	6.0	11	8.1	7	8.0
Non Euro corporate securities	48	7.5	280	5.4	83	7.2	38	6.7
Other investments	—	—	12	6.9	—	—	—	—

Total	4,547	3.5	7,791	2.9	4,113	4.7	4,060	1.9

	2010
	Within 1 year		After 1 but within 5 years		After 5 but within 10 years		After 10 years
Discontinued operations	€ m	Yield %	€ m	Yield %	€ m	Yield %	€ m	Yield %
Euro government securities	30	3.5	40	4.7	—	—	—	—
Non Euro government securities	341	2.6	897	3.6	388	4.7	—	—
U.S. Treasury & U.S. Government agencies	5	4.9	—	—	—	—	—	—
Euro bank securities	—	—	13	5.8	6	6.3	—	—

Total	376	2.7	950	3.6	394	4.8	—	—

Financial review - 7. Financial investments available for sale

Available for sale debt securities (continued)

	2009
	Within 1 year		After 1 but within 5 years		After 5 but within 10 years		After 10 years
Group	€ m	Yield %	€ m	Yield %	€ m	Yield %	€ m	Yield %
Irish Government securities	81	3.8	1,848	3.8	1,769	5.1	243	4.5
Euro government securities	193	3.1	1,206	3.5	335	2.9	370	3.9
Non Euro government securities	613	2.4	1,039	3.5	383	3.2	594	4.8
Supranational Banks and government agencies	52	6.0	492	4.5	75	3.3	—	—
U.S. Treasury & U.S. Government agencies	164	3.2	140	3.2	—	—	47	0.5
Collateralised mortgage obligations	—	—	34	1.6	12	2.0	1,088	0.6
Other asset backed securities	—	—	58	0.5	309	0.6	3,161	1.3
Euro bank securities	2,218	1.9	3,813	2.1	763	2.9	10	4.7
Non Euro bank securities	800	1.7	1,878	2.0	74	2.4	121	10.0
Certificates of deposit	207	1.7	—	—	—	—	—	—
Other investments	47	5.3	610	6.7	111	7.3	51	6.9

Total	4,375	2.2	11,118	3.0	3,831	3.9	5,685	2.0

The weighted average yield for each range of maturities is calculated by dividing the annual interest prevailing at the date of the statement of financial position by market value of securities held at that date.

Financial investments available for sale unrealised gains/losses

The following table gives the fair value of financial investments available for sale by major classifications together with the gross unrealised gains and losses at 31 December 2009. See note 34 of the financial statements for this analysis for 2011 and 2010.

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

Financial review - 8. Financial investments held to maturity

The following table categorises the Group’s financial investments held to maturity, by maturity and weighted average yield at 31 December 2010, for discontinued operations (there were no financial investments held to maturity for continuing operations in 2010). It is presented on a total Group basis for 2009, which includes both continuing and discontinued operations, since the statement of financial position has not been re-presented for comparatives. There were no financial investments held to maturity at 31 December 2011.

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

Financial review - 9. Contractual obligations

Financial liabilities by undiscounted contractual cash flows are set out in note 62 to the consolidated financial statements. The tables in this section provide details of the contractual obligations of the Group as at 31 December 2011, 2010 and 2009 in respect of capital expenditure and operating lease commitments. The analysis for 2010 shows continuing operations and discontinued operations separately. It is presented on a total Group basis for 2009, since the statement of financial position has not been re-presented for comparatives.

	2011
	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years	Total
Continuing operations	€ m	€ m	€ m	€ m	€ m
Contractual obligations
Capital expenditure commitments	11	—	—	—	11
Operating leases	80	134	126	557	897

Total	91	134	126	557	908

	2010
	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years	Total
Continuing operations	€ m	€ m	€ m	€ m	€ m
Contractual obligations
Capital expenditure commitments	20	—	—	—	20
Operating leases	73	127	107	546	853

Total	93	127	107	546	873

	2010
	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years	Total
Discontinued operations	€ m	€ m	€ m	€ m	€ m
Contractual obligations
Capital expenditure commitments	9	—	—	—	9
Operating leases	37	63	49	77	226

Total	46	63	49	77	235

	2009
	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years	Total
Total Group	€ m	€ m	€ m	€ m	€ m
Contractual obligations
Capital expenditure commitments	35	—	—	—	35
Operating leases	119	212	166	659	1,156

Total	154	212	166	659	1,191

There are certain regulatory restrictions on the ability of subsidiaries to transfer funds to the parent company in the form of cash dividends, loans or advances. The impact of such restrictions is not expected to have a material effect on the Group’s ability to meet its cash obligations.

Risk management

Risk management - 1. Risk factors

Introduction

The Group’s approach to identifying and monitoring the principal risks and uncertainties it faces is informed by risk factors. All of the Group’s activities involve, to varying degrees, the measurement, evaluation, acceptance and management of risks which are assessed on a Group wide basis. Certain risks can be mitigated by the use of safeguards and appropriate systems and actions which form part of the Group’s risk management framework. The principal risks and uncertainties facing the Group fall under the following broad categories:

•	macro-economic and geopolitical risk;

•	macro-prudential, regulatory and legal risks to our business model; and,

•	risks related to our business operations, governance and internal control systems.

The risks pertaining to each of these categories are set out in summary form in the box below and described in more detail in subsequent pages.

Macro-economic and geopolitical risk

•

Ireland depends materially on financial support from the International Monetary Fund (IMF), the European Union (“EU”) and the European Central Bank (“ECB”) and may be adversely affected by the conditions attached to the financial support provided by these institutions.

•	The Group’s access to funding and liquidity is adversely affected by the financial instability within the Eurozone.

•	Contagion risks could disrupt markets and adversely affect the Group’s financial condition.

•	Constraints on liquidity, and market reaction to factors affecting Ireland and the Irish economy, have created an exceptionally challenging environment for the management of the Group’s liquidity.

•	The Group’s markets, particularly for retail deposits, are at risk from more intense competition.

•	The Group’s business may be adversely affected by a further deterioration in economic and market conditions.

•	General economic conditions continue to be very challenging for our mortgage and other lending customers and increase the risk of payment default.

•	The depressed Irish property prices may give rise to increased losses experienced by the Group.

•	The Group faces market risks, including non-trading interest rate risk.

Macro-prudential, regulatory and legal risks to our business model

•	The Group may be affected by new measures introduced by the Irish Government to support the Irish economy.

•	The Group is subject to rigorous and demanding Government supervision and oversight.

•	The Group may be subject to the risk of having insufficient capital to meet increased regulatory requirements.

•	The Group’s business activities must comply with increasing levels of regulation introduced as a result of failings in financial markets.

•	The Group’s participation in the NAMA Programme gives rise to certain residual financial risks.

•	The Group may be adversely affected by further austerity and budget measures introduced by the Irish Government.

•

The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time, or may ultimately not turn out to be accurate, and the value realised by the Group for these assets may be materially different from their current, or estimated, fair value.

•	The Group’s deferred tax assets depend substantially on the generation of future profits over an extended number of years.

•	Adverse changes to tax legislation, regulatory requirements or accounting standards could impact capital ratios.

Risks related to our business operations, governance and internal control systems

•	The Group is subject to inherent credit risks in respect of customers and counterparties which could adversely affect the Group’s results, financial condition and further prospects.

•	The Group faces heightened operational and reputational risks.

•	The restructuring of the Group entails risk.

•	The Group’s risk management strategies and techniques may be unsuccessful

•	There is always a risk of litigation arising from the Group’s activities.

This list of principal risks and uncertainties should not be considered as exhaustive and other factors, not yet identified, or not currently considered material, may adversely affect the Group.

Macro-economic and geopolitical risk

Ireland depends materially on financial support on the International Monetary Fund (“IMF”), the European Union (“EU”) and the European Central Bank (“ECB”) and may be adversely affected by the conditions attached to the financial support provided by these institutions.

On 28 November 2010, the Irish Government announced that it had agreed in principle to the provision of up to € 85 billion of financial support to Ireland by Member States of the EU through the European Financial Stability Fund (“EFSF”) and the European Financial Stability Mechanism (“ESFM”); bilateral loans from the UK, Sweden and Denmark and the IMFs Extended Fund Facility (“EFF”), in each case on the basis of specified conditions. It was agreed that € 17.5 billion of the € 85 billion package would be contributed by Ireland.

The support is dependent upon the implementation of further restructuring, and the restoration of the long-term viability, of the financial services sector, including by deleveraging and restructuring. (Whilst the deleveraging in AIB is primarily focussed on non-core activity within the Group, there is a risk that a failure to achieve the targets set for AIB may result in core assets being deleveraged which would adversely affect future financial performance).

A failure to meet the specified conditions of the financial support and achieve the associated fiscal targets on time could lead to a termination of the financial support which could have a material adverse effect on the financial sector in Ireland and on the Group.

The Group’s access to funding and liquidity is impacted by the financial instability within the Eurozone

Economic, monetary and political conditions remain unstable within a number of the Eurozone members. There is a risk that EU/Eurozone members may not be able to support their debt burdens and meet future financial obligations, which may then be reflected in a further downgrade of sovereign credit ratings. This would adversely affect the cost and availability of funding to EU Member States and European banks.

The Irish sovereign ratings have a direct impact on the Group’s rating. The Group’s credit rating is key in attracting and retaining deposits. Any further future downgrade could threaten the Group’s liquidity and funding including its deposit base and might also delay any future access to wholesale funding markets.

Contagion risks could disrupt the markets and adversely affect the Group’s financial condition and results of its operations

Contagion risk to the markets in which the Group operates continues and dislocations caused by the interdependency of financial market participants continues to be a source of material risk to the Group’s financial condition and results of operations.

The Group has been exposed to increased counterparty risk as a result of the failure and risk of failure of financial institutions during the global economic crisis. Reductions in the perceived creditworthiness of one or more corporate borrowers, or financial institutions, or the financial services industry generally have led to market-wide liquidity problems, losses and defaults.

Such reductions in creditworthiness and defaults could lead to further losses and further defaults by such borrowers and/or institutions, which could adversely affect the Group’s results, financial condition and future prospects.

Another source of potential contagion risk relates to the Euro. The withdrawal of one or more countries from the Eurozone, or the disorderly break-up of the Euro would have a significant adverse effect on the financial stability of Europe, and with it that of the Irish financial system and Irish banks. The Irish banking system may also be significantly affected should the upcoming referendum in Ireland on the proposed EU Fiscal Treaty not be supported by the Irish people. Both scenarios could lead to a significant loss of customers deposits, as well as creating some immediate operational and business hurdles for the Group which could threaten its viability.

Constraints on liquidity and market reaction to factors affecting Ireland and the Irish economy have created an exceptionally challenging environment for the management of the Group’s liquidity

AIB has been operating in an exceptionally challenging environment for the last three years. Wholesale market conditions have restricted the Group’s funding access to short duration, mainly secured funding. Customer accounts have been affected by current adverse international sentiment towards the Irish sovereign and banking sector.

The continuing availability of customer deposits to fund the Group’s loan portfolio is subject to factors outside the Group’s control, such as a loss of confidence of depositors in the Irish economy, the financial services industry or the Group, ratings downgrades, significant further deterioration in economic conditions and the availability and extent of deposit guarantees (including as a result of regulatory changes to deposit guarantee schemes and/or changes to the Eligible Liabilities Guarantee (“ELG” Scheme)).

These were all factors in the loss of deposits experienced during 2011. Any further loss of confidence in the Group, or in banking businesses generally, could lead to a further losses of deposits over a short period of time.

To meet its funding requirements, the Group has accessed a range of central bank liquidity facilities, including certain additional liquidity schemes introduced by central banks for market participants during periods of dislocation in the funding markets. This has included the switch of short term ECB drawings into 3 year Long Term Refinance Operation (“LTRO”) of December 2011. In accessing central bank and other secured lending facilities, the Group has relied significantly on its Qualifying Liquid Assets and Contingent Funding capacity.

The implementation of the Financial Measures Programme, which requires each domestic Irish Bank to meet liquidity requirements including, but not limited to, a loan deposit ratio of 122.5% by December 2013, will require deleveraging measures such as the run off and disposal of non-core assets.

The curtailment or non-extension of the central bank liquidity facilities currently relied upon by the Group, or the Group’s inability to access such secured facilities, should it exhaust its stock of available collateral, would require the Group to seek alternative sources of funding, including further support by the Government.

The Group’s markets, particularly for retail deposits, are at risk from greater competition

The Group faces intense and increased competition for retail deposits across all of its markets. In the absence of wholesale funding, the Group needs to retain and grow its retail deposits to support future growth. While the Group believes it is positioned to compete effectively, there can be no assurance that existing or increased competition will not adversely affect the Group in one or more of the markets in which it operates.

Risk management - 1. Risk factors

The Group’s business may be adversely affected by a further deterioration in economic and market conditions

The deterioration of the Irish and UK economies has significantly adversely affected the Group’s financial condition and performance in recent years. Although, following a very deep recession, economic activity had regained some momentum both in Ireland and internationally, global activity has weakened again.

A renewed downturn in the performance of the Irish economy or other relevant economies could further adversely affect the Group’s financial condition and results. This could include further reductions in business activity, lower demand for the Group’s products and services, reduced availability of credit, increased funding costs, decreased asset values, and additional write-downs and impairment charges. This would have a material adverse effect on the Group’s plans for recovery and deleveraging.

The Group’s financial performance may also be affected by future recovery rates on assets and the historical assumptions underlying asset recovery rates may no longer be accurate, given the general economic instability.

General economic conditions continue to be very challenging for our mortgage and other lending to customers and increase the risk of payment default

The Group remains heavily exposed to the Irish property market, notwithstanding the transfer of € 20 billion loans and receivables to NAMA since 2010. The high level of unemployment, coupled with a general reduction in disposable income (including increased taxes and pay reductions), has had an adverse impact on borrowers’ ability to repay loans and mortgage arrears on residential properties are increasing.

Furthermore, in 2011 a number of initiatives and regulations were introduced following the Inter-Departmental Working Group on Mortgage Arrears and Personal Debt, including the publication of the ‘Keane Report’, the Code of Conduct on Mortgage Arrears, the Consumer Protection Code and Small & Medium Enterprises Code and the requirement for a Mortgage Arrears Resolution Strategy. Collectively, these have led to a need for more sophisticated mortgage arrears management strategies in particular the application of forbearance measures which were agreed for introduction in 2012. The impact of these measures has yet to be seen, but it does increase the risk of potential loan losses which the Group would not otherwise incur if it leads to a lack of willingness (as opposed to ability) to repay loans. Furthermore, there is a risk that the proposed reforms of the Irish Bankruptcy Laws may result in more customers choosing this as a debt solution.

Overall there is an increased risk of further impairment to the Group’s residential mortgage and commercial property loan portfolios, leading to higher costs, additional write-downs and lower profitability for the Group.

Depressed Irish property prices may give rise to increased losses for the Group

Since the beginning of 2007, the Irish property market has undergone a material negative correction both in property prices and lending activity.

The Group’s exposure to credit risk is exacerbated when the collateral it holds cannot be realised or is liquidated at prices that are not sufficient to recover the full amount of the loan or other exposure due to the Group. This is most likely to occur during periods of illiquidity and depressed asset valuations, such as those currently being experienced.

Any such losses could have a material adverse effect on the Group’s future performance and results. In addition, exposure to particularly vulnerable sectors of the Irish and/or UK economies, in particular property and construction, could result in reduced valuations of the assets over which the Group has taken security and reduced recoverability.

Furthermore, an increase in interest rates in the Group’s main markets may lead, amongst other things, to further declines in collateral values, higher repayment costs and reduced recoverability. Together with the aforementioned risks this may adversely affect the Group’s earnings or require an increase in the expected cumulative impairment charge for the Group.

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

Changes in foreign exchange rates, particularly in the Euro-Sterling rate, affect the value of assets and liabilities denominated in foreign currencies and the reported earnings of the Group’s non-Irish subsidiaries and may affect income from foreign exchange dealing, which could have a material adverse effect on the Group’s financial condition and operations.

Non-trading interest rate risk is defined as the Group’s sensitivity to earnings volatility in its non-trading activity arising from movements in interest rates. Interest rates are highly sensitive to many factors beyond the Group’s control, including the interest rate and other monetary policies of governments and central banks in the jurisdictions in which it operates.

Non-trading interest rate risk in retail, commercial and corporate banking activities can arise from a variety of sources, including when the relevant assets and liabilities and off-balance sheet instruments have different re-pricing dates and unfavourable movements in interest rates could have a material adverse effect on the Group’s financial condition and operations.

Macro-prudential, regulatory and legal risks to our business model

The Group may be affected by new measures introduced by the Irish Government to support the Irish economy

On 31 March 2011, the Minister for Finance outlined the Irish Government’s policy in relation to the restructuring of the Irish banking sector. The Credit Institutions (Stabilisation) Act 2010 requires the Board to act in a manner that is aligned to the interests of the State in the performance of their duties, having regard to public interest considerations specified in that Act.

The Group is subject to rigorous and demanding Government supervision and oversight

As a result of the recapitalisations of AIB by the Irish Government, AIB is subject to a set of obligations outlined under a number of Subscription and Placing Agreements impacting on the Group’s governance, remuneration, operations and lending activities. These obligations are in addition to certain commitments and restrictions to the operation of the Group’s business under the CIFS Scheme, the NAMA Programme and the ELG Scheme, all of which may serve to limit the Group’s operations and place significant demands on the reporting systems and resources of the Group.

The Group may be subject to the risk of having insufficient capital to meet increased minimum regulatory requirements

The Group’s target capital requirements as determined by the Central Bank under its Prudential Capital Assessment Review (“PCAR”) are currently a core tier 1 ratio of 10.5% in the base scenario and of 6% in a stress scenario,(excluding a requirement for an additional protective buffer). As at December 2011 the Group achieved a core tier 1 ratio of 17.9% which is significantly above the required level.

AIB has carried out extensive forward-looking stress tests on its capital adequacy position, including two EBA stress tests carried out in the second half of 2011, the latter of which had a threshold of 9% core tier 1 ratio and included an additional stress on sovereign exposures. The published results of both EBA stress tests confirmed that AIB did not require additional capital.

However, given the levels of uncertainty in the current economic climate, there is the possibility that further losses over and above what is currently forecast could materialise. Were such losses to be significantly greater than currently forecast, the Group’s capital position could be eroded to the extent that it has insufficient capital to meet the regulatory requirements.

The Group’s business activities must comply with increasing levels of regulation introduced as a result of failings in financial markets

In 2011 there was an unprecedented level of new regulations issued by both by the Central Bank of Ireland and the EU, through a number of new or revised Codes and Directives:

•

The Corporate Governance Code for Credit Institutions and Insurance Undertakings was introduced on 1 January 2011 and it sets out the minimum requirements an institution must meet to promote strong and effective governance;

•	The Code of Conduct on Mortgage Arrears came into effect in June 2011, providing increased protection to the consumer particularly those in arrears situations;

•

The new Fitness and Probity standards and the revised Minimum Competency Code became effective from 1 December 2011. They both require specified minimum standards of competence for designated employees and require a person to whom they apply to undergo an annual Fit and Proper assessment;

•

The revised Code of Conduct for Business Lending to Small and Medium Enterprises offers added protection to those in financial difficulties. It came into effect on 1 January 2012 with consideration given until the 30 June 2012 for its full implementation; and

•

The revised Consumer Protection Code came into effect on the 1 January 2012 with consideration given until the 30 June 2012 for full compliance. A major change programme is underway across the Group to implement the new requirements spanning all business areas, processes and systems.

Together with the high level of existing regulations, the challenge of managing regulatory compliance increased substantially in 2011. The changing regulatory standards have posed a concomitant demand on the Group in terms of the deployment of business and IT resources which is expected to continue in 2012. Delivering this level of change has placed and will continue to place added risk on the organisation, including the challenge to meet tight delivery timelines in the face of competing priorities and resource demands.

The Group is subject to financial services laws, regulations and policies in each location in which it operates. Changes in supervision and regulation, in particular in or applying to Ireland has and will continue to have a material impact on the Group’s business, products and services offered and the value of its assets.

Future changes in government policy, central bank monetary authority policy, EU/Eurozone policies, legislation or regulation or their interpretation relevant to the financial services industry in the markets in which the Group operates may adversely affect its

Risk management - 1. Risk factors

product range, distribution channels, funding sources, capital requirements and consequently, reported results and financing requirements. Any changes in the regulation of selling practices and solvency, funding and capital requirements could have a significant adverse effect on the Group’s results of operations, financial condition and future prospects.

Furthermore, new regulatory obligations regarding functional and operational arrangements within the Group may also have an adverse impact on the Group’s results, financial conditions and prospects.

The Group’s participation in the NAMA Programme gives rise to certain residual risks

In 2011 € 1.8 billion in loans and receivables were transferred to NAMA. This is in addition to the € 18.2 billion transferred in 2010.

The residual risks relating to this transaction include:

•	Section 93 of the NAMA Act allows NAMA to require Participating Institutions to repay overpayments on NAMA assets. Any such claw-backs and repayments could have an adverse effect on the Group;

•

Section 135 of the NAMA Act and Clause 9.2 of the Acquisition Terms and Conditions directs the Group to provide to NAMA a series of indemnities relating to the transferred assets. Any indemnity payment could have an adverse effect on the Group;

•

Section 225 of the NAMA Act provides, that on the dissolution or restructuring of NAMA, that the Minister may require that a report and accounts be prepared of NAMA’s accounts. In the event that NAMA shows that an aggregate loss has been incurred during the period since its establishment, the Minister may impose a surcharge on AIB, as a participating institution (by way of enactment of additional legislation). The surcharge shall be apportioned to each participating institution on the basis of the book value of the bank assets acquired from each participating institution and shall not exceed the amount of the underlying loss, if any, incurred by NAMA. Any surcharge due to be paid by a participating institution in accordance with the Act may not exceed 100% of the corporation tax, if any, due and payable by that participating institution for the accounting period(s). No surcharge will become payable until either (a) 10 years after the passing of the Act or (b) NAMA is dissolved or restructured, or there is a material alteration of NAMA’s functions, whichever last occurs; and

•	Potential credit exposure to NAMA arising from the senior and subordinated NAMA bonds acquired by the Group in consideration for the transfer of assets to NAMA.

Any of these events may serve to limit the Group’s operations and could have a material adverse effect on the Group’s results, financial condition and future prospects.

The Group may be adversely affected by further austerity and budget measures introduced by the Irish Government

The current and future budgetary and taxation policy of Ireland and other measures adopted by Ireland to meet its obligations to the EU, the ECB or the IMF may have an adverse impact on borrowers’ ability to repay their loans and, as a result, the Group’s business.

The value of certain financial instruments (including the contingent capital instrument and NAMA senior bonds) recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate and the value realised by the Group for these assets may be materially different from the current or estimated fair value

Under IFRS, the Group recognises at fair value: (i) derivative financial instruments; (ii) financial instruments at fair value through profit or loss; (iii) certain hedged financial assets and financial liabilities; and (iv) financial assets classified as available for sale. The best evidence of fair value is quoted prices in an active market. Generally, to establish the fair value of these instruments, the Group relies on quoted market prices or, where the market for a financial instrument is not sufficiently active, internal valuation models that use observable market data.

Where quoted prices on active markets are not available, the Group uses valuation techniques which require it to make assumptions, judgements and estimates to establish fair value. In common with other financial institutions, these internal valuation models are complex, and the assumptions, judgements and estimates, the Group is required to make often relate to matters that are inherently uncertain, such as expected cash flows, the ability of borrowers to service debt, appropriate credit spreads, residential and commercial property price appreciation and depreciation, and relative levels of defaults.

Such assumptions, judgements and estimates may need to be brought up to date to reflect changing facts, trends and market conditions. The resulting change in the fair values of the financial instruments has had, and could continue to have, an adverse effect on the Group’s results and financial condition. The financial markets have experienced stressed conditions, where steep falls in perceived or actual asset values have been accompanied by a severe reduction in market liquidity.

These stress conditions resulted in the Group recording significant fair value write-downs in the preceding four years. Valuations in future periods, reflecting then-prevailing market conditions, may result in significant changes in the fair values of the Group’s exposures, even in respect of exposures such as credit market exposures, for which it has previously recorded fair value write-downs.

In addition, the value ultimately realised by the Group may be materially different from the current or estimated fair value.

Any of these factors could require the Group to recognise further fair value write-downs or recognise impairment charges, any of which may adversely affect its results, financial condition and future prospects.

The Group’s deferred tax assets depend substantially on the generation of future profits over an extended number of years. Adverse changes to tax legislation, regulatory requirements or accounting standards could impact capital ratios

The Group’s business performance may not reach the level assumed in the projections supporting the carrying value of the deferred tax assets. Lower than anticipated profitability within Ireland and the UK would lengthen the anticipated period over which the Group’s Irish and UK tax losses would be used.

The value of the deferred tax assets related to the unused tax losses constitutes substantially all of the total deferred tax assets recognised in the Group’s statement of financial position. A significant reduction in anticipated profit, or changes in tax legislation, regulatory requirements, accounting standards or relevant practices, could adversely affect the basis for full recognition of the value of these losses, which would adversely affect the Group’s results and financial condition, including capital and future prospects.

New capital adequacy rules, consistent with Basel III principles, are proposed within the EU draft Capital Requirements Regulation (part of the Capital Requirements Directive IV package). Assuming implementation in substantially unchanged form, the new rules will, inter alia, require the Group to deduct from its Common Equity Capital, the value of most of the Group’s deferred tax assets, including all deferred tax assets arising from unused tax losses. The deduction is likely to be phased in evenly over 5 years (20% per annum) starting at 1 January 2014.

Risks related to our business operations, governance and internal control systems

The Group is subject to inherent credit risks in respect of customers and counterparties which could adversely affect the Group’s results, financial condition and future prospects

Risks arising from changes in credit quality and the recoverability of loans and other amounts due from customers and counterparties are inherent in a wide range of the Group’s businesses. In addition to the credit exposures arising from loans to individuals, SMEs and Corporates, the Group also has an exposure to credit risk arising from loans to financial institutions, its trading portfolio, available for sale and held to maturity financial investments, derivatives and from off-balance sheet guarantees and commitments.

The Group has been exposed to increased counterparty risk as a result of the risk of financial institution failures during the global economic crisis.

The Group is also exposed to credit risks relating to sovereign issuers. Concerns in respect of Ireland and other sovereign issuers, including other European Union Member States, have adversely affected and could continue to adversely affect the financial performance of the Group.

The Group faces heightened operational and reputational risks

The Group faces a heightened operational risk profile given the current economic environment and in the context of taking forward the significant organisational restructuring programme including the integration of EBS, Anglo Deposits and rollout of an organisational severance programme.

One of its key operational risks is people risk. The Group’s efforts to restore and sustain the stability of its business on a long-term basis depend in part on the availability of skilled management and the continued service of key members of staff both at its head office and at each of its business units. There have been changes in the membership of the Board and Senior Executives in the Group including the appointment of a permanent CEO in December 2011. Failure by the Group to staff its day-to-day operations appropriately, or the further loss of one or more key Senior Executives, with a failure to replace them in a satisfactory and timely manner, could have an adverse effect on the Group’s results, financial condition and prospects.

Under the terms of the recapitalisation of AIB by the Irish Government and the ELG Scheme, the Group is also required to comply with certain executive pay and compensation arrangements. As a result of these restrictions, the Group cannot guarantee that it will be able to attract, retain and remunerate highly skilled and qualified personnel competitively with its peers. If the Group fails to attract and appropriately develop, motivate and retain highly skilled and qualified personnel, its business and results of operations may be adversely affected.

Implementation of the organisational restructuring programme poses a concomitant demand on the Group in terms of the

Risk management - 1. Risk factors

deployment of business and IT resources which is expected to continue in 2012. Delivering this level of change has placed and will continue to place added risk on the organisation, including the challenge to meet tight delivery timelines in the face of competing priorities and resource demands.

Negative public or industry opinion can result from the actual, or perceived, manner in which the Group conducts its business activities or from the restructuring of the Group. Negative public or industry opinion may adversely affect the Group’s ability to keep and attract customers and, in particular, corporate and retail depositors, the loss of which would, in each case, adversely affect the Group’s results, financial condition and prospects.

Any weakness in the Group’s risk controls or loss mitigation actions in respect of operational and reputational risk could have a material adverse effect on the Group’s results, financial condition and operations.

The restructuring of the Group entails risks

The Group’s strategy is to establish a new core bank with a restructured balance sheet. This will be achieved through the progressive disposal and winding down of non-core assets through its deleveraging plan with a target loan to deposit ratio of 122.5% by December 2013.

In May 2011, the Group dismantled its former divisional structure which was replaced with a ‘one bank’ model comprising the following customer facing units:

•	Personal & Business Banking;

•	Corporate, Institutional and Commercial Banking; and

•	AIB (UK) – which continues to be managed as a separate unit.

In addition, the Group also embarked on the integration of EBS Limited (formerly EBS Building Society) and the former Anglo Irish Bank retail deposit book.

The Group’s business and organisational restructuring represents a significant change programme and brings with it a number of key execution risks, including impacting on:

•	labour relations as a consequence of the introduction and implementation of a severance programme;

•	employees as the organisation transitions to a significantly smaller and less diversified institution; and

•

the implementation of the cost reduction and business rationalisation programme currently being developed by the Group to re-align its cost base and become a more focused and streamlined organisation. This may result in the Group incurring significant additional costs (including incremental redundancy costs). Any such programme will take time to implement and may negatively impact on the profitability of the Group.

Given the possibility of the imposition of conditions by the European Commission, in connection with the approval of the Group’s EU restructuring plan, there can be no assurance that the Group will be able to implement its cost reduction and business rationalisation programme, in the way currently envisaged, which could adversely affect the Group’s results, operations, financial condition and future prospects.

The Group’s risk management strategies and techniques may be unsuccessful

The Group is exposed to a number of material risks as categorised and outlined above. In order to minimise these risks, the Group has implemented comprehensive risk management strategies. Although the Group invests substantial time and effort in its risk management strategies and techniques, there is a risk that this may fail to fully mitigate the risks in some circumstances, particularly if confronted with risks that were not identified or anticipated.

Some of the Group’s methods for managing risk are based upon observation of historical market behaviour. Where this is so, the Group applies statistical techniques to these observations to quantify its risk exposures. If circumstances arise that the Group did not identify or anticipate in developing its models, the losses could be greater than expected.

Furthermore, the Group’s quantifications of risk do not take all risks into account. If the Group’s measures to assess and mitigate risk prove insufficient, the Group may experience material unexpected losses.

There is always a risk of litigation arising from Group activities

The Group has an inherent litigation risk as a result of routine business activities. The majority of cases encountered are relatively minor and are addressed in a ‘business as usual’ manner. However, occasionally more material issues can arise. Should such issues result in litigation, this may have an adverse impact on results and financial conditions, particularly if any cases involve customer detriment and subsequent redress.

Risk management - 2. Framework

Introduction

The Group remains adversely affected by the economic and financial crisis, at a global and European level and specifically in terms of how it has impacted on the Irish financial system in general and the Group in particular. In these circumstances, the Group’s risk profile remains at an elevated level. The key risk factors to which the Group is exposed are set out below. The governance and organisation framework through which the Group manages and seeks where possible to mitigate these risks is described thereafter.

2.1 Risk Management Framework

The Group assumes a variety of risks in undertaking its business activities. Risk is defined as any event that could damage the core earnings capacity of the Group, increase earnings or cash-flow volatility, reduce capital, threaten business reputation or viability, and/or breach regulatory or legal obligations. AIB has adopted an Enterprise Risk Management approach to identifying, assessing and managing risks, the core aspects of which are described below.

2.2 Risk Appetite

The Group’s risk appetite is defined as the maximum amount of risk that the Group is prepared to accept in order to deliver on its strategic and business objectives. In July 2011, the Board updated the Risk Appetite Statement (“RAS”) which set out key limits across the Group’s material risks and undertook a comprehensive review and update more recently in March 2012 with the inclusion of qualitative as well as quantitative risk appetite statements which outline the risk limits associated with the strategy of the Group. The latest RAS is fully aligned with the integrated Financial Plan (the ‘Plan’) for the period 2012-14. The number of limits being monitored has been significantly expanded, commensurate with the key measures of viability contained within the Plan and consistent with the financial constraints, requirements and targets imposed by key external stakeholders. The Group’s risk profile is measured against its risk appetite on a monthly basis and reported to the Executive Risk Committee and Board Risk Committee. Material breaches of risk appetite, if they occur, are escalated by the Board to the Central Bank.

2.3 Risk governance and risk management organisation

The Board has ultimate responsibility for the governance of all risk taking activity in the Group. Senior Managers are accountable for risk taking within the Board approved risk appetite. The Group has adopted a ‘three lines of defence’ framework in the delineation of accountabilities for risk governance.

Under the three lines of defence model, primary responsibility for risk management lies with line management. The Risk Management Function provides the second line of defence, providing independent oversight and challenge to business line managers. The third line of defence is the Group Internal Audit function which provides independent assurance to the Audit Committee of the Board on the effectiveness of the system of internal control.

Risk management - 2. Framework

Risk Governance - Committees

While the Board has ultimate responsibility for all risk-taking activity within AIB, it has delegated a number of risk governance responsibilities to various committees or key officers. The diagram below summarises the current risk committee structure of the Group.

The role of the Board, the Audit Committee, and the Board Risk Committee (“BRC”) is set out in the section on Corporate Governance.

The Executive Committee (“ExCo”) comprises the senior executive managers of the Group and manages the strategic business risks of the Group. It establishes the business strategy and risk appetite within which the risk management function operates. The Executive Risk Committee (“ERC”) is the principal executive forum for the review and challenge of enterprise-wide risk management and control. Membership of the ERC is the same as ExCo and the principal duties of the ERC are to:

•	Continuously review the effectiveness of the Group’s risk frameworks and policies;

•	Monitor and review the Group’s risk profile, risk trends, risk concentrations and policy exceptions; and

•	Review all breaches of Board or ExCo approved risk appetite and limits.

The ERC acts as the ultimate parent body of a number of other risk and control committees, namely the Group Credit Committee, the Credit Risk Measurement Committee, the Stress Testing Steering Committee and the Asset and Liability Management Committee (“ALCo”).

The Mortgage Arrears Resolution Strategy (“MARS”) Steering Committee is responsible for overseeing and challenging progress in relation to the implementation of AIB’s Mortgage Arrears Resolution Strategy and for co-ordinating the mortgage arrears resolution activities across the Group. This committee evaluates proposals associated with plan implementation before forwarding them, when and as appropriate to the ExCo and the Board for approval. The Committee is chaired by the Chief Executive Officer (“CEO”) and the Chief Risk Officer (“CRO”) and Chief Credit Officer (“CCO”) are members of the committee.

The Deleveraging Committee is responsible for the delivery of the Group Deleveraging Plan and the management of all deleveraging transactions involving the Non-Core assets of the Group. Its objective is to oversee the deleveraging of the loan book in a prudent and efficient manner.

Risk Governance - Committees (continued)

Individuals and Functions

The role of certain key officers within the Group’s risk management framework is described below.

Chief Risk Officer

The Chief Risk Officer (“CRO”) has independent oversight of the Group’s enterprise-wide risk management activities across all risk types. During 2011, the role of the CRO was filled in an acting capacity pending the appointment of a CRO on a full time basis which is well advanced. The CRO is a member of ExCo and reports independently to the CEO and the Chairman of the Board Risk Committee. The CRO’s responsibilities include:

•	Providing second line assurance to Senior Management and the Board across all risk types;

•	Developing and maintaining the Enterprise Risk Management framework;

•	Providing independent reporting to the Board on all risk issues, including the risk appetite and risk profile of the Group; and

•

Providing independent assurance to the CEO and Board that material risks are identified across all risk types and managed by line management and that the Group is in compliance with enterprise risk policies, processes and limits.

Group Internal Auditor

Group Internal Audit (“GIA”) is an independent evaluation and appraisal function reporting to the Board through the Audit Committee. The role of the Head of GIA has been filled in an acting capacity since July 2011 pending the appointment of a Head of GIA on a full time basis. A permanent appointee is expected to commence in May 2012. GIA acts as the third line of defence in the Group’s risk governance organisation and provides assurance to the Audit Committee on the adequacy, effectiveness and sustainability of the governance, risk management and control framework throughout the Group, including the activities carried out by other control functions. The results of GIA audits are reported quarterly to the Audit Committee, which monitors both resolution of audit issues and progress in the delivery of the audit plan.

2.4 Risk identification and assessment process

Risk is identified and assessed throughout the Group through a combination of top-down and bottom-up risk assessment processes.

Top-down risk assessment processes seek to identify the material risks facing the Group, both in the context of the Group’s agreed risk appetite and in the identification of new and emerging threats. Top-down risk assessments are carried out on at least a six monthly basis and are reviewed by the ERC and the Board Risk Committee. These assessments form critical inputs into the Group’s Internal Capital Adequacy Assessment Process (“ICAAP”).

Bottom-up risk assessment processes are more granular, focusing on risk events that have been identified through specific qualitative or quantitative measurement tools. More information on the key bottom-up risk assessment techniques across material risk types can be found in the individual risk sections below.

2.5 Stress and scenario testing

The Group’s risk identification and assessment framework described above is supported by a framework of stress testing, scenario and sensitivity analysis and reverse stress testing that seeks to ensure that risk assessment is dynamic and forward looking and considers not only existing risks but also potential and emerging threats. The Group undertakes a regular programme of stress testing across all its material risks to meet internal and regulatory requirements. In addition, ad-hoc stress tests are undertaken as required to inform strategic decision making.

2.6 Future developments

The Group recognises the need to make further enhancements to its risk management arrangements given the heightened external risk environment, the increasing scope and intensity of the regulatory environment and the further operational transformation upon which the Group has embarked in 2012. These further enhancements include :

•	Embedding of the revised risk appetite and the reporting of risk profile against risk appetite throughout the organisation;

•	Implementing and embedding a revised risk management framework and policy architecture;

•

Establishment of a Compliance Committee and an Operational Risk Committee reporting to the ERC to oversee the ongoing management of compliance with regulations and implementation of new regulations, and operational risk trends and controls across the organisation respectively;

•	Ongoing review of the nature and scale of the Group’s risk governance arrangements as the Group pursues its deleveraging and strategic transformation agendas; and

•	Ongoing improvements in the risk management and internal control environment in line with internal and external stakeholder requirements.

Risk management - 3. Individual risk types

This section provides details of the Group’s exposure to, and risk management of, the following individual risk types which have been identified through the Group’s risk assessment process:

3.1 Credit risk;

3.2 Liquidity risk;*

3.3 Market risk;*

3.4 Non-trading interest rate risk;*

3.5 Structural foreign exchange risk;*

3.6 Operational risk;

3.7 Regulatory compliance risk;

3.8 Pension risk;

3.9 Discontinued operations – credit risk; and

3.10 Parent company risk information

3.1 Credit risk

Credit risk is the risk that the Group will incur losses as a result of a customer or counterparty being unable or unwilling to meet a commitment that it has entered into. Credit exposure arises in relation to lending activities to customers and banks, including ‘off-balance sheet’ guarantees and commitments, the trading portfolio, financial investments available for sale, and derivatives. Concentrations in particular portfolio sectors, such as property can impact the overall level of credit risk.

The credit risk disclosures in this section are aligned, where appropriate, with the Central Bank of Ireland (“CBI”) guidelines issued in December 2011.

Credit exposure

The following table sets out the maximum exposure to credit risk that arises within the Group and distinguishes between those assets that are carried in the statement of financial position at amortised cost and those carried at fair value.

	2011				2010
Maximum exposure to credit risk*	Amortised cost(7) € m		Fair Value(8) € m	Total € m	Amortised cost(7) € m		Fair value(8) € m	Total € m
Balances at central banks(1)	2,344		—	2,344	3,080		—	3,080
Items in course of collection	202		—	202	273		—	273
Financial assets held for sale to NAMA	—		—	—	1,922		15	1,937
Disposal groups and non-current assets held for sale(2)	1,191	(3)	—	1,191	13,894	(4)	—	13,894
Trading portfolio financial assets(5)	—		54	54	—		31	31
Derivative financial instruments	—		3,046	3,046	—		3,315	3,315
Loans and receivables to banks	5,718		—	5,718	2,943		—	2,943
Loans and receivables to customers	82,540		—	82,540	86,350		—	86,350
NAMA senior bonds	19,856		—	19,856	7,869		—	7,869
Financial investments available for sale(6)	—		15,145	15,145	—		20,511	20,511
Included elsewhere:
Sale of securities awaiting settlement	2		—	2	2		—	2
Trade receivables	150		—	150	80		—	80
Accrued interest	582		—	582	495		—	495

	112,585		18,245	130,830	116,908		23,872	140,780
Financial guarantees	2,009		—	2,009	4,092		—	4,092
Loan commitments and other credit related commitments	9,862		—	9,862	14,444		—	14,444
	11,871		—	11,871	18,536		—	18,536

Total	124,456		18,245	142,701	135,444		23,872	159,316

(1)	Included within cash and balances at central banks of € 2,934 million (2010: € 3,686 million).
(2)	Certain non-financial assets within disposal groups and non-current assets held for sale of € 231 million (2010: € 17 million) are not included above (note 26).
(3)	Comprises loans and receivables to banks and customers measured at amortised cost.
(4)	Disposal groups and non-current assets held for sale are accounted for at the lower of carrying value and fair value less costs to sell.
(5)	Excluding equity shares of € 2 million (2010: € 2 million).
(6)	Excluding equity shares of € 244 million (2010: € 314 million).
(7)	All amortised cost items are ‘loans and receivables’ per IAS 39 definitions.
(8)	All items measured at fair value except financial investments available for sale and cash flow hedging derivatives are classified as ‘fair value through profit or loss’.
*	Forms an integral part of the audited financial statements

3.1 Credit risk - credit exposure

Collateral*

The perceived strength of a borrower’s repayment capacity is the primary factor in granting a loan, however, AIB uses various approaches to help mitigate risks relating to individual credits including transaction structure, collateral and guarantees. Collateral or guarantees are required as a secondary source of repayment in the event of the borrower’s default. The main types of collateral for loans and receivables to customers are as follows:

•	Home mortgages: The Group takes collateral in support of lending transactions for the purchase of residential property.

•	Corporate/commercial lending: For property related lending, it is normal practice to take a charge over the property being financed. This includes both investment and development properties.

•

Non-property related lending: For non-property related lending collateral typically includes a charge over business assets such as stock and debtors but also include property in the larger cases. In some circumstances, personal guarantees supported by a lien over personal assets are also taken as security.

Very occasionally, credit derivatives are purchased to hedge credit risk. Current levels are minimal and their use is subject to the normal credit approval process.

The Group enters into master netting agreements for derivatives with certain counterparties, to ensure that in the event of default, all amounts outstanding with those counterparties will be settled on a net basis.

Set out below is the fair value of collateral at 31 December 2011 for financial assets detailed in the maximum exposure to credit risk table on the previous page.

Derivatives*

Derivative financial instruments are shown on the statement of financial position at their fair value. Those with a positive fair value are reported as assets which at 31 December 2011 amounted to € 3,046 million (2010: € 3,315 million) and those with a negative fair value are reported as liabilities which at 31 December 2011 amounted to € 3,843 million (2010: € 3,020 million).

The Group has a number of ISDA Master Agreements (netting agreements) in place which may allow it to net the termination values of derivative contracts upon the occurrence of an event of default with respect to its counterparties. The enforcement of netting agreements would potentially reduce the statement of financial position carrying amount of derivative assets and liabilities by € 1,369 million (2010: € 1,687 million). The Group has Credit Support Annexes (“CSAs”) in place which provide collateral for derivative contracts. At 31 December 2011, € 1,904 million (2010: € 932 million) of CSAs are included within financial assets and € 612 million (2010: € 542 million) of CSAs are included within financial liabilities. Additionally, the Group has agreements in place which may allow it to net the termination values of cross currency swaps upon the occurrence of an event of default.

Loans and receivables to banks*

Interbank placings, including central banks, is largely carried out on an unsecured basis apart from reverse repurchase agreements.

At 31 December 2011, the Group has received collateral with a fair value of € 55 million on a loan with a carrying value of € 59 million (2010: Nil).

*	Forms an integral part of the audited financial statements

Risk management - 3. Individual risk types

3.1 Credit risk - credit exposure (continued)

Collateral* (continued)

Loans and receivable to customers*

The following tables show the fair value of collateral held for residential mortgages:

	2011
Fully collateralised(1)	Neither past due nor impaired € m		Past due but not impaired € m	Impaired € m	Total € m
Loan-to-value ratio:
Less than 50%	4,919		196	300	5,415
50% - 70%	4,692		231	393	5,316
71% - 80%	2,655		136	262	3,053
81% - 90%	2,838		154	331	3,323
91% - 100%	3,065		180	426	3,671

	18,169		897	1,712	20,778
Partially collateralised
Collateral value relating to loans over 100% loan to value	14,037		1,012	3,199	18,248

Total collateral value	32,206		1,909	4,911	39,026

Gross residential mortgages	36,466	(2)	2,269	6,243 (3)	44,978 (4)

Statement of financial position specific provisions				(1,741)	(1,741)
Statement of financial position IBNR provisions					(895)

Net residential mortgages				4,502	42,342

	2010
Fully collateralised(1)	Neither past due nor impaired € m		Past due but not impaired € m	Impaired € m	Total € m
Loan-to-value ratio:
Less than 50%	4,541		133	98	4,772
50% - 70%	4,225		167	91	4,483
71% - 80%	2,282		97	85	2,464
81% - 90%	2,940		130	92	3,162
91% - 100%	3,879		124	104	4,107

	17,867		651	470	18,988
Partially collateralised
Collateral value relating to loans over 100% loan to value	8,709		515	495	9,719

Total collateral value	26,576		1,166	965	28,707

Gross residential mortgages	28,272		1,304	1,125	30,701 (4)

Statement of financial position specific provisions				(234)	(234)
Statement of financial position IBNR provisions					(411)

Net residential mortgages				891	30,056

(1)	The fair value of collateral held for mortgages with loan-to-value ratios of under 100% has been capped at the amount of the loans outstanding at each year end.
(2)	Excludes deferred costs of € 70 million and purchased residential mortgage pools of € 78 million.
(3)	Excludes purchased residential mortgage pools of € 100 million.
(4)	Excludes deferred costs of € 70 million (2010: Nil) and purchased residential mortgage pools of € 178 million (2010: € 196 million).
*	Forms an integral part of the audited financial statements

3.1 Credit risk - credit exposure (continued)

Collateral* (continued)

Loans and receivable to customers (continued)*

While AIB Group considers a borrower’s repayment capacity is paramount in granting any loan, the Group also takes collateral in support of lending transactions for the purchase of residential property. There are clear policies in place which set out the type of property which is acceptable as collateral and the loan to property value relationship. Collateral valuations are required at the time of origination of each residential mortgage. The fair value at 31 December 2011 is based on the property values at origination and applying the CSO (Ireland) and Nationwide (UK) indices to these values to take account of price movements in the interim.

Please also refer to additional information in relation to loan-to-value (“LTV”) and Days Past Due profiles for residential mortgages in 3.1 Credit Risk – Credit profile of residential mortgages.

Non-mortgage portfolios

For non mortgage lending, the Group views the perceived strength of a borrower’s capacity to repay as the primary factor in granting a loan. Collateral will also be taken where available and in non mortgage lending will typically include a charge over the business assets such as stock and debtors. In some cases, a charge over property collateral or a personal guarantee supported by a lien over personal assets may also be taken. The value of collateral is assessed at origination of the loan or in the case of criticised loans, when testing for impairment.

However, as the Group does not capture the collateral value on its loan systems, it is not possible to quantify the fair value of non impaired loans on an on-going basis at portfolio level. It should be noted that when testing a loan for impairment, the present value of future cashflows, including the value of collateral held, and the likely time taken to realise any security is estimated. A provision is raised for the difference between this present value and the carrying value of the loan. Therefore, for non mortgage impaired loans, the net exposure after provision would be indicative of the fair value.

NAMA senior bonds*

AIB holds a guarantee from the Irish Government in respect of NAMA senior bonds which at 31 December 2011 have a carrying value of € 19,856 million (2010: € 7,869 million).

Financial investments available for sale*

At 31 December 2011, government guaranteed senior bank debt amounting to € 0.9 billion (2010: € 1.1 billion) was held within the available for sale portfolio.

*	Forms an integral part of the audited financial statements

Risk management - 3. Individual risk types

3.1 Credit risk

Credit risk management

Credit risk on lending activities to customers and banks*

AIB Group lends to personal, retail customers, commercial entities and banks. Credit risk arises on the drawn amount of loans and advances, but also as a result of loan commitments, such as undrawn loans and overdrafts, and other credit related commitments such as guarantees, performance bonds and letters of credit. These credit related commitments are subject to the same credit assessment and management as loans and advances.

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

3.1 Credit risk - Credit risk management (continued)

As part of an ongoing credit management transformation programme, which was introduced in 2010 and continued in 2011, a number of structural and operational improvements have been made to credit practices and the consistency of their application in credit risk governance, processes and policy throughout the Group.

Risk identification and assessment*

All customer requests for credit are subject to a credit assessment process.

Depending on the size and nature of the credit, the assessment process is assisted by standard application formats in order to assist the credit decision maker in making an informed credit decision. The credit approval authority is dependent on the size of the credit application and the grade of the borrower.

Delegated authority is a key credit risk management tool. The Board determines the credit authority (i.e. limit) for the Group Credit Committee (“GCC”) together with the authorities of the Chairman/Chief Executive Officer, the Chief Risk Officer and the Chief Credit Officer. The GCC approves the Market Segment delegated credit authorities and also considers and where appropriate, approves credit exposures which are in excess of these credit authorities. Delegated authorities below Market Segment levels are clearly defined and are explicitly linked to levels of seniority and experience within the Group.

Another key tool used to assess credit risk is credit grading or credit scoring for each borrower or transaction both prior to approval of the credit exposure and subsequently. The methodology used produces a quantitative estimate of probability of default (“PD”) for the borrower, typically referred to as a ‘grade’. This assessment is carried out at the individual borrower or transaction level.

In the retail consumer and small and medium sized enterprise book, which is characterised by a large number of customers with small individual exposures, risk assessment is largely informed through statistically-based scoring techniques. Mortgages are assessed centrally with particular reference to affordability and assisted by scoring models. Both application scoring for new customers and behavioural scoring for existing customers are used to assess and measure risk as well as to facilitate the management of these portfolios.

In the commercial, corporate and interbank books, the grading systems utilise a combination of objective information, essentially financial data (e.g. borrowings; EBITDA; interest cover; balance sheet gearing) and qualitative assessments of non-financial risk factors such as management quality and competitive position within its sector/industry. The combination of expert lender judgment and statistical methodologies varies according to the size and nature of the portfolio, together with the availability of relevant default experience applicable to the portfolio.

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

Risk management and mitigation*

A framework of delegated authorities supports the Group’s management of credit risk. With the exception of some individual delegated credit authorities credit approval is exercised on a dual basis by a business person and a credit person jointly. Credit grading and scoring systems facilitate the early identification and management of any deterioration in loan quality.

Changes in the objective information (i.e. financial and business variables as described under risk identification and assessment) are reflected in the credit grade of the borrower with the resultant grade influencing the management of individual loans. Special attention is paid to lower quality graded loans or ‘Criticised’ loans. In AIB, criticised loans includes ‘Watch’, ‘Vulnerable’ and ‘Impaired’ loans which are defined as follows:

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

Risk management - 3. Individual risk types

3.1 Credit risk - Credit risk management (continued)

The Group’s criticised advances are subject to more intense assessment and review, due to the increased risk associated with them.

Given the continued deterioration in credit quality throughout 2011 in both the retail and commercial markets, both credit management and credit risk management have been a key area of focus. Resourcing, structures, policy and processes continue to be reviewed in order to ensure that the Group is best placed to manage asset quality in this severe downturn.

The credit management process is underpinned by an independent system of credit review. Independent credit review teams assess the application of credit policies, processes and procedures across all areas of the Group. Credit policy and credit management standards are controlled and set centrally via the Credit Risk function.

Material credit policies are approved by the Board. Levels of concentrations by geography, sector and product are set through the Risk Appetite Statement which is required to be approved by the Board on an annual basis.

Forbearance strategies

The Group considers each request from customers who are experiencing cash flow difficulties on a case by case basis against the individual borrowers’ current and likely future financial circumstances, their willingness to resolve these issues, as well as the legal and regulatory obligations.

The Group is implementing the standards as set out by the Central Bank of Ireland in the Codes of Conduct in relation to customers in difficulty, ensuring these customers are dealt with in a professional and timely manner.

The types of forbearance solutions employed for mortgage customers who are in difficulty and which provide short term relief include: interest only, part capital and interest, moratorium, capitalisation of arrears, term extension and deferred interest scheme. The Group has developed a Mortgage Arrears Resolution Strategy (“MARS”) for dealing with customers in difficulty or likely to be in difficulty. The strategy is built on three key factors: i) Segmentation – identifying customers in difficulty, ii) Sustainability – customer assessment and iii) Suitable Treatment – identifying solutions. The core objective is to ensure that arrears solutions are sustainable in the long term and they comply with the spirit and the letter of all regulatory requirements. Additional long term forbearance options will be phased in throughout 2012.

Similarly some business customers have also requested forbearance and the Group considers these requests on a case by case basis with typical types of forbearance being to place the facility on an interest only or part capital/interest basis for a period of time, extension of the facility and in some cases to do a debt for equity swap. In the latter case, if the recapitalised borrower is viable the Group will classify the remaining debt as performing. As part of the forbearance process, if a loan is deemed to be impaired, it is downgraded to impaired status and impairment provisions are raised.

Credit risk mitigants*

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

Corporate/commercial lending: For property related lending, it is normal practice to take a charge over the property being financed. This includes investment and development properties. As part of the assessment of collateral Market Segments utilise a Group Property Valuations standard. For non-property related lending, collateral typically includes a charge over business assets such as stock and debtors but typically include property in the larger cases. In some circumstances, personal guarantees supported by a lien over personal assets are also taken as security. Very occasionally, credit derivatives are purchased to hedge credit risk. Current levels are minimal and their use is subject to the normal credit approval process.

The Group enters into master netting agreements for derivatives with certain counterparties, to ensure that in the event of default, all amounts outstanding with those counterparties will be settled on a net basis.

In the case of large exposures, it is sometimes necessary to reduce initial deal size through appropriate sell-down and syndication strategies. There are established guidelines in place within the Group relating to the execution of such strategies.

The Group also has in place an interbank exposure policy which establishes the maximum exposure for each counterparty bank depending on credit grade. Each bank is assessed for the appropriate exposure limit within the policy. Risk generating business units of each Market Segment are required to have an approved bank or country limit prior to granting any credit facility, or approving any obligation or commitment which has the potential to create interbank or country exposure.

*	Forms an integral part of the audited financial statements

3.1 Credit risk - Credit risk management (continued)

Risk monitoring and reporting*

Credit managers pro-actively manage the Group’s credit risk exposures at transaction and relationship level. Credit risk at a portfolio level is monitored and reported regularly to senior management and the Board. A detailed credit review, including information on provisions, is prepared quarterly.

Single name counterparty concentrations are monitored at transaction level and managed within the Risk Appetite Statement. Large exposures and portfolio concentrations are reported regularly to senior management and the Board.

Provisioning for impairment*

The identification of loans for assessment as impaired is facilitated by the Group’s rating systems. As described under the Risk management and mitigation section, changes in the variables which drive the borrower’s credit grade may result in the borrower being downgraded. This in turn influences the management of individual loans with special attention being paid to lower quality or criticised loans, i.e. in the Watch, Vulnerable or Impaired categories.

The grade of an exposure is one of the key factors used to determine if a case should be assessed for impairment. Loans are assessed for impairment, either individually or collectively, if they are past due typically for more than ninety days or the borrower exhibits, through lender assessment, an inability to meet his obligations to the Group based on objective evidence of loss events (i.e. impairment triggers). The types of loss events considered as triggers for an impairment assessment include:

General

•

national or local economic conditions that correlate with defaults on the assets in the portfolio, (e.g. an increase in the unemployment rate in the geographical area of the borrowers, a decrease in residential and/or commercial property prices in the relevant area, regulatory/government fiscal policy change or adverse changes in industry conditions that affect the borrowers in the group);

•	significant financial difficulty of the issuer or obligor; and

•	observable data indicating a measurable decrease in estimated cash flows.

Mortgages

•	90+ days past due; and

•	a request for a forbearance measure from the borrower.

Corporate and SME

•	a request for a forbearance measure from the borrower;

•	significant financial difficulty of the borrower such as trading losses, loss of business or major customers or change in the borrowers’ competitive landscape;

•	a breach of contract, such as a default or delinquency in interest or principal payments; and

•	a breach of covenant, e.g. interest cover, LTV level, debt to equity ratio etc.

Commercial Real Estate (“CRE”)

•	a request for a forbearance measure from the borrower;

•	the lack of an active market for the assets concerned;

•	a material decrease in the estimated future cash flows or timing of receipt of these; and

•	a breach of covenant, e.g. interest cover, LTV level, debt to equity ratio.

Where borrowers are deemed to be impaired, the Group raises specific impairment provisions in a timely and consistent way across the credit portfolios.

The Group makes use of two types of impairment provision: a) Specific; and b) Incurred but not reported (“IBNR”) which represents a collective provision relating to the portfolio of performing loans.

*	Forms an integral part of the audited financial statements

    Risk management - 3. Individual risk types

3.1 Credit risk - Credit risk management (continued)

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

Impairment of individually significant exposures

Each Market Segment sets a threshold above which cases are assessed on an individual basis. The individually significant thresholds are as follows:

•	PBB and CICB > € 500,000

•	AIB UK > Stg£ 150,000

•	EBS > € 750,000

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

As property loans represent a significant concentration within the Group’s loans (25% at December 2011) property valuation guidelines have been issued by Credit Risk to aid lenders in valuing property assets in the current distressed and illiquid property markets, particularly in Ireland and the UK. For impaired property and construction exposures, cash flows will generally emanate from the development and/or disposal of the assets which comprise the collateral held by the Group. The Group’s preference is to work with the obligor to progress the realisation of the collateral although in some cases the Group will foreclose its security to protect its position.

The methods used by the Group to assist in reaching appropriate valuations for collateral held include: (a) use of professional valuations; (b) use of internally developed residual value methodologies; (c) the application of local market knowledge in respect of the property and its location; and (d) use of internal guidelines for deriving the valuation of investment property. These are described below.

•

Use of professional valuations represent circumstances where external firms are requested to provide formal written valuations in respect of the property. Up to date external professional valuations are sought in circumstances where it is believed that sufficient transactional evidence is available to support an expert objective view. Historic valuations are also used as benchmarks to compare against current market conditions and assess peak to trough reductions. Available market indices for relevant assets, i.e. residential property, are also used in valuation assessments.

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

•

Application of local market knowledge represent circumstances where the local bank management familiar with the property concerned, with local market conditions, and with knowledge of recently completed transactions provide indications of the likely realisable value and a potential timeline for realisation.

•

In valuing investment property, yields are applied to current rentals having considered current yields and estimated likely future yields for a more normal market environment for relevant asset classes. Applying one or a combination of the above methodologies has resulted in a wide range of discounts to original collateral valuations, influenced by the nature, status and year of purchase of the

3.1 Credit risk - Credit risk management (continued)

asset. All relevant costs likely to be associated with the realisation of the collateral are taken into account in the cash flow forecasts. The spread of discounts is influenced by the type of collateral, e.g. land, developed land or investment property and also its location. The valuation arrived at is therefore a function of the nature of the asset, e.g. unserviced land in a rural area will most likely suffer a greater reduction in value if purchased at the height of a property boom than a fully let investment property with strong lessees. The discounts to original collateral value, having applied our valuation methodologies to reflect current market conditions, can be as high as 95% for land assets where values have been marked down to agricultural/green field site values.

When assessing the level of provision required for property loans, apart from the value to be realised from the collateral, other cashflows, if available, for example recourse to other assets or sponsor support, are also considered.

The other key driver is the time it takes to receive the funds from the realisation of collateral. While it depends on the type of collateral and the stage of its development, the period of time to realisation is typically two to seven years but sometimes this time period is exceeded. These estimates are frequently reassessed on a case by case basis. In accordance with IAS 39, AIB discounts these cash flows at the assets’ original effective interest rate to calculate their net present value and compares this with the carrying value of the asset, the difference being the level of provision required.

In assessing the value of collateral for mortgage impaired loans in Ireland, the Group uses a peak to trough price decline of 55% as a base. In certain circumstances, realisation costs of 10% to 20% are deducted. For individually significant loans, other factors, such as recent transactional evidence or local knowledge, are considered which can result in higher discounts to collateral valuations.

Each market segment has a dedicated approach to loan workout and to monitoring and proactively managing impaired loans. In the newly established PBB & CICB market segments, Enterprise Lending Services (“ELS”) teams focus on managing criticised loans. Ultimately, the loan workout manager will decide on the method(s) to be used based on his/her expert judgement. The loan workout manager then recommends the required impairment to the appropriate approval authority. The Group operates a tiered approval framework for impairments which are approved, depending on amount, by various delegated authorities up to Area Credit Committee level. These committees are chaired by the Head of Credit in the market segments where the valuation/impairment is reviewed and challenged for appropriateness and adequacy. Impairments in excess of segmental authorities are approved by the GCC. Market segment impairments are ultimately reviewed by the Special GCC as part of the quarterly provision process.

These valuation assumptions and approaches are documented and the resulting impairments are reviewed and challenged as part of the approval process by market segment and Group senior management.

Impairment of individually insignificant exposures

The calculation of an impairment charge for credits below the ‘significant’ threshold is undertaken on a collective basis. Loans are grouped together in homogeneous pools sharing common characteristics, for example in PBB and CICB, exposures are split into the following pools: <€ 10,000, € 10,000 to € 30,000 and € 30,000 to € 500,000, home mortgages up to € 500,000, property and construction € 30,000 to € 500,000 and other commercial € 30,000 to € 500,000. Recovery rates are established for each pool by assessing the Group’s loss experience for these pools over the past four to five years and by examining the amount and timing of cash flows received (typically over four years) from the date the loan was identified as impaired. These recovery rates are updated at a minimum on a yearly basis. Impairment provisions are then raised on new impaired loans and updated on existing impaired loans, reflecting the Group’s updated recovery experience. The individually insignificant provision process in the UK is similar to that in PBB, with loans grouped into pooled ranges, < £ 10k, > £ 10k < £ 25k and > £ 25k < £ 150k for the following sectors Property and Construction, Personal and Other Commercial.

In the EBS market segment, all loans less than € 750,000 are assessed on a pooled basis. The calculation has three key components reflecting the three stages in the movement of a loan to loss; probability of default (“PD”); probability of repossession given default (“PRGD”); and loss given repossession (“LGR”). Default is defined to be 3 (monthly) payments or more in arrears, i.e. a least 90 days past due. The movement from default to repossession is assessed based on observed portfolio cure rates. The rate varies according to the number of payments missed, i.e. the deeper in default a loan is, the more likely it is that loss will result. The calculation of incurred loss is driven largely by expectation of property values at disposal. For mortgages in Ireland, a peak to trough house price of 55% is used for individually insignificant impaired pools with a deduction of a further 10% to 20% for costs.

While a uniform approach is adopted throughout the Group, depending upon the range/depth of customer and portfolio information available, the methodologies used in establishing the level of impairment may vary across the Market Segments, given that the nature of the asset pools differs across market segments.

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

3.1 Credit risk - Credit risk management (continued)

Collective impairment for performing book Incurred but not reported (“IBNR”)

IBNR provisions are maintained to cover loans which are impaired at the reporting date and, while not specifically identified, are known from experience to be present in any portfolio of loans but have not yet emerged.

Evidence of impairment may arise where there is observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group. Such evidence may include:

National or local economic conditions that correlate with defaults on the assets in the group (e.g. an increase in the unemployment rate in the geographical area of the borrowers, a decrease in residential and/or commercial property prices in the relevant area, regulatory/government fiscal policy change or adverse changes in industry conditions that affect the borrowers in the group).

IBNR provisions can only be recognised for incurred losses i.e. losses that are present in the portfolio at the reporting date and are not permitted for losses that are expected to happen as a result of likely future events. IBNR provisions are determined by reference to loss experience in the portfolios and to the credit environment at the reporting date.

IBNR provisions are maintained at levels that are deemed appropriate by management having considered: credit grading profiles and grading movements; arrears profiles; forbearance activity; historic loan loss rates; recent loss experience; changes in credit management procedures, processes and policies; local and international economic climates; and portfolio sector profiles/industry conditions.

The approach used for the collective evaluation of impairment is to split the performing financial assets into homogeneous pools on the basis of similar risk characteristics.

The historic ‘loss rate’ for the pool is reviewed and adjustments considered by management for any factors currently affecting the portfolio that may not have been a feature in the past or vice versa. Where it is deemed that the average historic loss rate does not accurately reflect incurred loss, reference may be made to the most recent specific provision ‘run rate’ for each pool. The use of such ‘adjustment factors’ is permitted by IAS 39. The resultant amount is then adjusted to reflect the emergence period, i.e. the time it takes following a loss event for an individual loan to be recognised as impaired requiring a specific provision.

The emergence period is key to determining the level of collective provisions. Emergence periods for each market segment are determined by taking into account current credit management practices, historical evidence of assets moving from ‘good’ to ‘bad’ as a result of a ‘loss event’ and include case sampling. The range of emergence periods applied by AIB is three to twelve months with the majority of the portfolio having a six month emergence period applied.

Higher risk sub-portfolios such as mortgage loans subject to forbearance and loans 90+ days past due but not impaired are also considered for the purposes of estimating appropriate IBNR provision levels. Cognisance is taken of the underlying risk, probability of default and loss given default in this estimation.

*	Forms an integral part of the audited financial statements

3.1 Credit risk

Credit profile of the loan portfolio

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

The following analysis includes loans and receivables to customers including loans and receivables within disposal groups and non-current assets held for sale but excludes loans and receivables held for sale to NAMA.

The following table includes total Group loans and receivables to customers gross of impairment provisions for continuing business split on a core/non-core basis within the market segments. As outlined in the AIB June 2011 Half-yearly financial report, the Group has set up a non-core unit to oversee the disposal and run-off of selected assets. While this unit has been operational with its own management team since 1 July 2011, it is not possible to provide detailed Core/Non-Core comparatives on a sectoral basis for 2010 and consequently the following analysis will provide a core/non-core split for 2011 only. Included in Group loans and receivables are € 1.2 billion in loans held for sale of which € 54 million relates to a residential mortgage portfolio in AmCredit and a further € 1.1 billion in property and corporate loans.

The EBS portfolio of € 16.3 billion, which was acquired by AIB on 1 July 2011, is also included in Group loans and receivables to customers.

	2011				2010
Loans and receivables to customers*	Core € m	Non-Core € m	Total € m		Total € m
Retail
Residential mortgages	42,730	2,496	45,226		30,897
Other personal lending	2,978	2,342	5,320		6,021
Total retail	45,708	4,838	50,546		36,918
Commercial
Property	12,857	11,633	24,490		25,902
SME/commercial	14,200	2,087	16,287		17,646
Total commercial	27,057	13,720	40,777		43,548
Corporate	4,203	3,161	7,364		13,412

Total	76,968	21,719	98,687	(1)	93,878	(1)(2)

(1)	Gross of unearned income/deferred costs of € 22 million in 2011 and in 2010 € 167 million in unearned income.
(2)	Excludes NAMA.

*	Forms an integral part of the audited financial statements

Risk management - 3. Individual risk types

3.1 Credit risk - Credit profile of the loan portfolio (continued)

	2011				2010
	Core	Non-Core	Total		Total
Asset quality*	€ m	€ m	€ m	%	€ m	%
Satisfactory	50,627	8,086	58,713	59	66,532	71

Criticised loans
Watch(1)	7,655	1,196	8,851	9	7,645	8
Vulnerable(2)	4,425	1,865	6,290	7	7,560	8
Impaired(3)	14,261	10,572	24,833	25	12,141	13
	26,341	13,633	39,974	41	27,346	29

Total	76,968	21,719	98,687		93,878

Criticised as % of total gross loans	34	63	41			29
Impaired as % of total gross loans	19	49	25			13

	2011				2010
	Core	Non-Core	Total		Total
	€ m	€ m	€ m		€ m
Statement of financial position provisions	8,199	6,742	14,941	(4)	7,299

Statement of financial position provisions as a % of loans and receivables	11	31	15		8
Specific provisions as a % of impaired loans cover	44	57	49		42
Total provisions as a % of impaired loans	57	64	60		60
Impairment charge as a % of average loans	—	—	7.84		4.66

Group loans and receivables to customers amounted to € 98.7 billion at 31 December 2011 and excluding loans and receivables of € 16.3 billion in EBS, have decreased by € 11.5 billion since December 2010 largely as a result of deleveraging in line with our recapitalisation plan, loan repayments and weak customer demand. 41% or € 40 billion of total Group loans and advances to customers are criticised of which € 24.8 billion or 25% is impaired. Group loans and receivables to customers of € 98.7 billion are split into two portfolios, Core of € 77 billion and Non-Core of € 21.7 billion.

Included within the Statement of financial position provisions are specific provisions of € 12.3 billion providing cover on impaired loans of 49% are held for the portfolio with total provisions to total loans of 15%. The income statement non-NAMA provision charge in 2011 was 7.84% of average advances, or € 7,774 million. Excluding the EBS charge for 6 months to 31 December 2011 of € 323 million, the AIB provision charge at € 7,451 million or 8.58% of average advances is up from € 4,518 million or 4.66% in 2010. The AIB provision charge for 2011 included € 3.6 billion or 48% relating to borrowers in the property and construction sector and a further € 1.3 billion or 18% for residential mortgages.

The key portfolios and credit quality are profiled further on in this section.

(1)	Watch: credit exhibiting weakness but with the expectation that existing debt can be fully repaid from normal cashflow.
(2)	Vulnerable: credit where repayment is in jeopardy from normal cashflow and may be dependent on other sources.
(3)

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

(4)	Includes impairment provision of € 9 million (2010: € 12 million) in respect of loans and receivables held within ‘Disposal groups and non-current assets held for sale’.
*	Forms an integral part of the audited financial statements

3.1 Credit risk - Credit profile of the loan portfolio (continued)

Residential mortgages

Residential mortgages amounted to € 45 billion at 31 December 2011. This compares to € 31 billion at 31 December 2010, with the increase resulting from the acquisition of EBS in 2011. The split of the residential mortgage book was owner-occupier € 35 billion and buy-to-let € 10 billion. The income statement impairment charge for 2011 was € 1.6 billion or 3.4% of average residential mortgages, comprising € 1.4 billion specific charge and € 0.2 billion IBNR charge. Statement of financial position provisions of € 2.6 billion were held at 31 December 2011, split € 1.7 billion specific and € 0.9 billion IBNR.

	2011
	Owner-occupier	Buy-to-let	Total
Residential mortgages - Core	€ m	€ m	€ m
Total residential mortgages	34,863	7,797	42,660	(1)
In arrears (>30 days past due)(2)	4,094	2,399	6,493
In arrears (>90 days past due)(2)	3,572	2,202	5,774
Of which impaired	3,325	2,010	5,335
Statement of financial position specific provisions	732	746	1,478
Statement of financial position IBNR provisions	474	337	811
Income statement specific provisions	578	631	1,209
Income statement IBNR provisions	112	119	231

Specific provisions as a % of impaired loans cover	22.0	37.1	27.7

	2011
	Owner-occupier	Buy-to-let	Total
Residential mortgages - Non-Core	€ m	€ m	€ m
Total residential mortgages	166	2,152	2,318	(3)
In arrears (>30 days past due)(2)	122	830	952
In arrears (>90 days past due)(2)	122	807	929
Of which impaired	122	786	908
Statement of financial position specific provisions	39	224	263
Statement of financial position IBNR provisions	6	78	84
Income statement specific provisions	21	120	141
Income statement IBNR provisions	(1)	(9)	(10)

Specific provisions as a % of impaired loans cover	32.0	28.5	29.0

	2011			2010
	Owner-occupier	Buy-to-let	Total	Total
Residential mortgages - Total	€ m	€ m	€ m	€ m
Total residential mortgages	35,029	9,949	44,978	30,701
In arrears (>30 days past due)(2)	4,216	3,229	7,445	1,888
In arrears (>90 days past due)(2)	3,694	3,009	6,703	1,473
Of which impaired	3,447	2,796	6,243	1,125
Statement of financial position specific provisions	771	970	1,741	234
Statement of financial position IBNR provisions	480	415	895	411
Income statement specific provisions	599	751	1,350	157
Income statement IBNR provisions	111	110	221	342

Specific provisions as a % of impaired loans cover	22.4	34.7	27.9	20.8

(1)	Excludes deferred costs of € 70 million in EBS.
(2)	Includes all impaired loans whether past due or not.
(3)

Excludes purchased residential mortgage loan pools (international) of € 178 million (2010: € 196 million) in CICB of which € 100 million (2010: € 27 million) is impaired and for which there is € 47 million (2010: € 14 million) in the Statement of financial position specific provisions. The income statement provisions on this portfolio for 2011 is € 35 million.

Risk management - 3. Individual risk types

3.1 Credit risk - Credit profile of the loan portfolio

Other personal lending

Included in the following table are loans/overdrafts and credit card loans to personal customers.

	2011			2010
	Core	Non-Core	Total	Total
Other personal lending	€ m	€ m	€ m	€ m
Total	2,978	2,342	5,320	6,021

	2011				2010
	Core	Non-Core	Total		Total
	€ m	€ m	€ m	%	€ m	%
Asset quality
Satisfactory	2,192	853	3,045	57	3,916	65
Watch	164	271	435	8	634	11
Vulnerable	171	335	506	10	632	10
Impaired	451	883	1,334	25	839	14

Total	2,978	2,342	5,320		6,021

	2011			2010
	Core	Non-Core	Total	Total
	€ m	€ m	€ m	€ m
Statement of financial position provisions	468	595	1,063	619

Statement of financial position provisions as a % of loans and receivables	16	25	20	10
Specific provisions as a % of impaired loans cover	82	60	68	61
Total provisions as a % of impaired loans	104	67	80	74
Impairment charge as a % of average loans	—	—	8.45	5.27

The other personal portfolio amounted to € 5.3 billion at 31 December 2011 and includes € 1.2 billion in credit card loans with the remaining € 4.1 billion relating to loans/overdrafts. The portfolio has decreased by € 0.7 billion in the year reflecting repayments and a reduced demand for personal credit. € 2.3 billion (43%) of the portfolio was criticised at 31 December 2011 (up from 35% at 31 December 2010) of which € 1.3 billion impaired (2010: € 0.8 billion). The impact of continuing high unemployment and pressure on affordability are the key drivers of the increased level of criticised loans. Statement of financial position specific provisions of € 903 million provides cover on impaired loans of 68%. The ratio of total provisions to total loans is 20%. The income statement provision charge for this portfolio in 2011 (excluding a charge of € 9 million for NAMA assets) was € 478 million or 8.45% of average advances up from € 336 million or 5.27% at 31 December 2010. This book is split € 3.0 billion in Core and € 2.3 billion in Non-Core assets.

3.1 Credit risk - Credit profile of the loan portfolio (continued)

Property

This table provides details of loans and receivables to borrowers in the property and construction sector and includes € 0.7 billion in loans which are classified as held for sale. It is further split into the sub-sectors and into Core and Non-Core portfolios. The table below excludes loans and receivables to Housing Associations of € 518 million in the UK market segment at December 2011 (€ 529 million at December 2010), and an income statement charge of € 75 million relating to assets held for sale to NAMA.

	2011			2010
	Core	Non-Core	Total	Total
Property and construction	€ m	€ m	€ m	€ m
Investment
Commercial investment	10,740	2,981	13,721	13,679
Residential investment	746	2,375	3,121	3,497
	11,486	5,356	16,842	17,176
Land and development
Commercial development	91	1,488	1,579	1,847
Residential development	706	4,359	5,065	5,543
	797	5,847	6,644	7,390
Contractors	447	39	486	807

Total	12,730	11,242	23,972	25,373

	2011				2010
	Core	Non-Core	Total		Total
	€ m	€ m	€ m	%	€ m	%
Asset quality (excluding housing associations)
Satisfactory	6,019	1,953	7,972	33	12,362	49
Watch	1,773	589	2,362	10	2,789	11
Vulnerable	738	1,001	1,739	7	3,215	13
Impaired	4,200	7,699	11,899	50	7,007	27

Total	12,730	11,242	23,972		25,373

	2011			2010
	Core	Non-Core	Total	Total
	€ m	€ m	€ m	€ m
Statement of financial position provisions	2,446	5,106	7,552	4,047

Statement of financial position provisions as a % of loans and receivables	19	45	32	16
Specific provisions as a % of impaired loans cover	44	60	54	41
Total provisions as a % of impaired loans	58	66	63	58
Impairment charge as a % of average loans	—	—	14.12	9.00

At 31 December 2011, excluding exposure to housing associations in AIB UK of € 518 million (€ 529 million at December 2010), but including € 896 million in property sector loans in the EBS, the Group property and construction portfolio was € 24.0 billion. Total Criticised loans were € 16.0 billion (67%) of the portfolio of which € 11.9 billion (50%) were impaired loans. Statement of financial position specific provisions of € 6.5 billion providing cover of 54% are held for this portfolio with total provisions to total loans of 32%. Excluding the EBS income statement charge for this portfolio of € 18 million, the AIB provision charge in 2011 was € 3,554 million or 14.47% of average property loans up from € 2,402 million or 9.00% of average property loans in 2010. The higher level of criticised loan and provision cover in AIB compared with 2010 reflects the continued impact of further reductions in property prices, reduced rents for commercial properties and the continued lack of demand for housing and hence development land in Ireland in particular.

Risk management - 3. Individual risk types

3.1 Credit risk - Credit profile of the loan portfolio (continued)

Property (continued)

At 31 December 2011, loans for the purpose of investment property in AIB (excluding EBS of € 0.9 billion) amounted to € 15.9 billion (€ 17.2 billion at 31 December 2010) of which € 12.8 billion related to commercial investment. € 8.2 billion of the AIB Investment Property Portfolio related to loans for the purchase of property in the Republic of Ireland, € 6.4 billion in the UK, € 0.4 billion in the US and € 0.9 billion in other geographical locations. All of the € 0.9 billion in the EBS relates to property in the Republic of Ireland. € 9.7 billion of total Group investment property loans were criticised at 31 December 2011 of which € 6.3 billion impaired. The Group had statement of financial position specific provisions of € 2.6 billion at 31 December 2011 for these impaired loans providing cover of 41% and total provisions to total loans of 21%.

At 31 December 2011, Group land & development loans (i.e. loans of less than € 20 million) amounted to € 6.6 billion. The portfolio is split by location as follows: € 4.6 billion in ROI and € 1.9 billion in UK and € 0.1 billion in the US. Criticised loans amounted to € 6.1 billion of which € 5.4 billion impaired. The Group had statement of financial position specific provisions of € 3.7 billion providing cover of 69% on these impaired loans and total provisions to total loans of 58%.

3.1 Credit risk - Credit profile of the loan portfolio (continued)

SME/Commercial

The following table includes loans and receivables to the SME/Commercial sector. It excludes loans to larger borrowers in these sectors which are included under ‘Corporate’ on the following page.

	2011			2010
SME/Commercial	Core € m	Non-Core € m	Total € m	Total € m
Hotels	2,264	485	2,749	2,827
Licensed premises	1,010	112	1,122	1,181
Retail/wholesale	2,733	82	2,815	3,150
Other services	4,258	1,161	5,419	6,886
Agriculture	1,753	13	1,766	1,838
Other	2,182	234	2,416	1,764

Total	14,200	2,087	16,287	17,646

	2011				2010
	Core	Non-Core	Total		Total
	€ m	€ m	€ m	%	€ m	%
Asset quality
Satisfactory	7,444	928	8,372	51	10,444	59
Watch	1,682	82	1,764	11	2,405	14
Vulnerable	1,186	403	1,589	10	2,121	12
Impaired	3,888	674	4,562	28	2,676	15

Total	14,200	2,087	16,287		17,646

	2011			2010
	Core € m	Non-Core € m	Total € m	Total € m
Statement of financial position provisions	2,719	374	3,093	1,700

Statement of financial position provisions as a % of loans and receivables	19	18	19	10
Specific provisions as a % of impaired loans cover	60	47	58	50
Total provisions as a % of impaired loans	70	55	68	64
Impairment charge as a % of average loans	—	—	9.57	5.44

The main sub-sectors included in the SME/Commercial category of € 16.3 billion were: hotels & licensed premises € 3.9 billion; retail/wholesale € 2.8 billion; other services € 5.4 billion and agriculture € 1.8 billion. 49% or € 7.9 billion of this portfolio were criticised at 31 December 2011 (up from 41% at December 2010) with € 4.6 billion (28%) in impaired loans. The increase in criticised loans reflects the impact that the on-going difficult economic conditions, particularly in Ireland, which has resulted in high levels of unemployment and lower levels of trading, is having on a sizeable number of our borrowers. Statement of financial position specific provisions of € 2.7 billion provide cover of 58% for the impaired loan in this portfolio with total provisions to total loans of 19%. The income statement provision charge for this portfolio in 2011 was € 1.6 billion or 9.57% of average loans up from € 985 million or 5.44% in 2010.

Risk management - 3. Individual risk types

3.1 Credit risk - Credit profile of the loan portfolio (continued)

Corporate

The following table includes loans and receivables to larger corporate borrowers in the following sectors; agriculture, energy, manufacturing, distribution, transport, financial and other services and includes € 0.4 billion in loans which are classified as held for sale.

	2011			2010
Corporate loans	Core € m	Non-Core € m	Total € m	Total € m
Total	4,203	3,161	7,364	13,412

	2011				2010
	Core	Non-Core	Total		Total
	€ m	€ m	€ m	%	€ m	%
Asset quality
Satisfactory	3,729	2,779	6,508	88	12,679	95
Watch	81	25	106	2	176	1
Vulnerable	7	48	55	1	90	1
Impaired	386	309	695	9	467	3

Total	4,203	3,161	7,364		13,412

	2011			2010
	Core € m	Non-Core € m	Total € m	Total € m
Statement of financial position provisions	275	261	536	285

Statement of financial position provisions as a % of loans and receivables	7	8	7	2
Specific provisions as a % impaired loans cover	56	70	62	45
Total provisions as a % impaired loans	71	84	77	61
Impairment charge as a % average loans	—	—	5.26	1.86

The corporate book which relates to large corporate borrowers in the CICB market segment amounted to € 7.4 billion spread on a geographic basis as follows: Ireland € 4.9 billion, UK € 1.9 billion, US € 0.4 billion, and other € 0.2 billion. Included in this portfolio is a leveraged finance book of € 1.3 billion, down from € 3.3 billion at 31 December 2010. € 0.9 billion of the corporate loan portfolio are criticised of which € 0.7 billion impaired. Statement of financial position specific provisions of € 433 million provided cover of 62% with total provisions to total loans of 7.0%. The income statement provision charge in 2011 for this portfolio was € 508 million or 5.26% of average loans, compared with € 282 million or 1.86% of average loans at 31 December 2010) influenced by some large credit defaults with higher level of losses. Further detail of the leveraged element of the book by geographic location and industry sector is available in 3.1 ‘Credit risk – Analysis of credit risk 5 year summaries’.

3.1 Credit risk - Credit profile of the loan portfolio (continued)

Total portfolio criticised loans

The Group’s total criticised loans and receivables for continuing operations were € 40.0 billion (41% of total gross loans of € 98.7 billion) at 31 December 2011. These included € 5.4 billion in criticised loans in the EBS which was acquired by AIB on 1 July 2011.

The following tables show criticised loans for the total loan book split into Core and Non-Core. Criticised loans include watch, vulnerable and impaired loans (for definition see page 84).

	2011			2010
Criticised loans	Core € m	Non-Core € m	Total € m	Total € m
Watch loans	7,655	1,196	8,851	7,645
Vulnerable loans	4,425	1,865	6,290	7,560
Impaired loans	14,261	10,572	24,833	12,141
Criticised loans	26,341	13,633	39,974	27,346

Gross loans	76,968	21,719	98,687	93,878

Criticised as % of total gross loans	34	63	41	29
Impaired as % of total gross loans	19	49	25	13

The Group’s criticised loans and receivables to customers amounted to € 40.0 billion or 41% of total customer loans. Excluding the EBS criticised loans of € 5.4 billion, AIB’s criticised loans have increased by € 7.2 billion since 31 December 2010, mainly relating to residential mortgages up € 4.0 billion to € 8.3 billion and property and construction loans up € 2.2 billion to € 15.2 billion, largely in the PBB and CICB market segments. The main drivers of the increases in criticised loans has been the impact of the continuing lack of activity in the property and construction sector and consequent impact on the housing sector, together with increased unemployment and reduced earnings which negatively affected our borrowers ability to repay loans.

There has also been an increase in criticised loans in AIB UK, up € 0.6 billion since December 2010 to € 6.8 billion or 45% of UK advances. While there has been a decrease in Watch & Vulnerable loans of € 0.4 billion each in the year, this was offset by the increase in impaired loans, mainly in the Property, Other Business and Leisure sectors.

EBS had € 5.4 billion of criticised loans at 31 December 2011 having mapped their loan grades with AIB’s for reporting purposes. The underlying increase since acquisition by AIB in July 2011 is € 0.5 billion which was driven by pressure on consumer disposable income and unemployment. Impaired loans were € 3.5 billion at 31 December which represented 22% of customer loans.

AmCredit criticised loans at € 12 million have reduced from € 30 million at December 2010.

Risk management - 3. Individual risk types

3.1 Credit risk - Credit profile of the loan portfolio (continued)

Impaired loans

	2011
Impaired loans	€ m	%
Impaired loans - Core	14,261	19
Impaired loans - Non-Core	10,572	49

Total	24,833	25

	2010
Impaired loans(1)	€ m	%
Impaired loans (Non NAMA)	12,141	13
Impaired loans NAMA	741	33

Total	12,882	13

(1)	Excludes EBS which was acquired by AIB on 1 July 2011.

Group impaired loans as a percentage of gross customer loans increased to 25%. Excluding EBS where impaired loans at 31 December 2011 were € 3.5 billion, AIB impaired loans were up € 9.1 billion in the year to € 21.3 billion. Impaired loans in the residential mortgage portfolio increased by € 2.2 billion since 31 December 2010 due to pressure on disposable incomes and hence affordability, continuing high unemployment and further declines in house prices. There was also an increase in property and construction impaired loans of € 4.4 billion in the year influenced by further property price declines, pressure on rents and increased vacancy rates. Impaired loans in the SME sector increased by € 1.9 billion since 31 December 2010 impacted by a decline in consumer spending and evidence of contagion of property related problems into the SME sector.

Within the above figures, AIB UK impaired loans increased by € 1.4 billion to € 3.3 billion mainly in the property and construction sector which increased by € 0.8 billion since 31 December 2010 with an increase of.€ 0.4 billion in the leisure and other services sectors.

In the EBS, impaired loans increased by € 2.6 billion since 1 July 2011 to € 3.5 billion due mainly to (i) to the categorisation of the 90 days past due loans as impaired and also due to (ii) the underlying deterioration in the book.

Impaired loans in AmCredit decreased by € 18 million in the year to 31 December 2011 due to the sale of portfolios during the year.

3.1 Credit risk - Credit profile of the loan portfolio (continued)

The level of specific provisions and associated provision cover for individually significant and individually insignificant impaired loans at 31 December 2011 and 2010 are outlined in the following table.

Approximately 90% of loans and receivables to customers carry security – the main exceptions include:

•	small personal facilities, including Credit Cards, where statistical scoring techniques are used in the approval process; and

•	advances to large corporate customers where financial and business covenants protect the Group’s position.

Impaired loans for which provisions are held are further split below:*

	2011
		Impaired loans				Impairment Provisions
	Loans and receivables € m	Individually assessed € m	Collectively assessed € m	Total € m	Total impaired loans as a % of total loans	Total impairment provision € m	Provision as a % of impaired loans
Retail
Residential mortgages	45,226	2,859	3,484	6,343	14	1,788	28
Other personal lending	5,320	764	570	1,334	25	903	68
Total retail	50,546	3,623	4,054	7,677	15	2,691	35
Commercial
Property	24,490	11,557	342	11,899	49	6,469	54
SME/commercial	16,287	4,060	502	4,562	28	2,664	58
Total commercial	40,777	15,617	844	16,461	40	9,133	55
Corporate	7,364	695	—	695	9	433	62

Total	98,687	19,935	4,898	24,833	25	12,257	49

Impairment provision at 31 December 2011		10,318	1,939	12,257

% provisions cover		52	40	49

	2010
		Impaired loans				Impairment Provisions
	Loans and receivables € m	Individually assessed € m	Collectively assessed € m	Total € m	Total impaired loans as a % of total loans	Total impairment provision € m	Provision as a % of impaired loans
Retail
Residential mortgages	30,897	691	461	1,152	4	248	22
Other personal lending	6,021	444	395	839	14	514	61
Total retail	36,918	1,135	856	1,991	5	762	38
Commercial
Property	25,902	6,823	184	7,007	27	2,853	41
SME/commercial	17,646	2,246	430	2,676	15	1,328	50
Total commercial	43,548	9,069	614	9,683	22	4,181	43
Corporate	13,412	467	—	467	3	211	45

Total	93,878	10,671	1,470	12,141	13	5,154	42

Impairment provision at 31 December 2010		4,221	933	5,154

% provisions cover		40	63	42

Table for 2010 excludes BZWBK and excludes NAMA.

*	Forms an integral part of the audited financial statements

Risk management - 3. Individual risk types

3.1 Credit risk - Credit profile of the loan portfolio (continued)

	2011					2010
	Total		Total		Total	Total
	Mortgages € m	Other € m	Core € m	Non-Core € m	€ m	€ m
Neither past due nor impaired	36,614	32,442	58,943	10,113	69,056	76,355
Past due but not impaired	2,269	2,529	3,764	1,034	4,798	5,382
Impaired - provision held	6,343	18,490	14,261	10,572	24,833	12,141

Gross loans and receivables	45,226	53,461	76,968	21,719	98,687	93,878
Provision for impairments	(2,683)	(12,258)	(8,199)	(6,742)	(14,941)	(7,299)

Net loans and receivables	42,543	41,203	68,769	14,977	83,746	86,579

For reporting purposes Loans and Receivables to customers are categorised into neither past due nor impaired, past due but not impaired and impaired. Profiles of past due but not impaired loans are detailed on pages 110 and 157, and impaired loans are detailed on pages 92 and 155.

Loans and receivables to customers which are neither past due nor impaired amounted to € 69.1 billion as at 31 December 2011 or 70% of total loans and receivables to customers (€ 76.4 billion or 81% as at 31 December, 2010). Loans that are neither past due nor impaired are further classified into ‘Strong, Satisfactory or Higher Risk’, and a description of each category is as follows:

“Strong” typically includes strong corporate and commercial lending combined with elements of the retail portfolios and residential mortgages.

“Satisfactory” typically includes new business written and existing satisfactorily performing exposures across all portfolios. The lower end of this category includes a portion of the Group’s criticised loans (i.e. loans requiring additional management attention over and above that normally required for the loan type) that are neither past due not impaired.

“Higher Risk” contains the remainder of the Group’s criticised loans that are neither past due nor impaired, together with loans written at a high PD where there is a commensurate higher margin for the risk taken.

Loans and receivables which are neither past due nor impaired

	2011	2010
	Total € m	Total € m
Strong	12,231	16,709
Satisfactory	46,644	50,849
Higher risk	10,181	8,797

Total	69,056	76,355

Further information on loans and receivables to customers which are neither past due nor impaired, by reporting masterscale, are detailed on page 131.

Aged analysis of loans and receivables which are past due but not impaired

	2011			2010
	Core € m	Non-Core €m	Total €m	Total €m
1 -30 days	1,602	370	1,972	2,045
31 - 60 days	759	136	895	1,005
61 - 90 days	418	68	486	504
91 - 180 days	555	163	718	943
181 - 365 days	303	166	469	575
> 365 days	127	131	258	310

Total	3,764	1,034	4,798	5,382

Total loans past due but not impaired as at 31 December 2011 were € 4.8 billion or 4.9% of total loans and receivables to customers, compared to € 5.4 billion and 5.7% at 31 December 2010.

Residential mortgage loans past due but not impaired at € 2.3 billion represent 47% of the total of past due but not impaired loans as at 31 December, 2011 (up from € 1.3 billion at 31 December 2010), largely driven by increased unemployment and reduced earnings which negatively affected our borrowers ability to repay loans. Property and Construction loans past due but not impaired represent a further 24% (€ 1.1 billion) with Other Personal at 10% (€ 0.5 billion). A detailed profile of loans that are past due but not impaired is provided on page 157.

3.1 Credit risk - Credit profile of the loan portfolio (continued)

Provisions

Global and domestic economic markets continued to experience difficulties throughout 2011 which impacted negatively on the Group’s lending portfolio. The provision charge for loans and receivables was € 7,861 million or 7.84% of average customer loans (including € 87 million relating to loans held for sale to NAMA). Excluding the provision charge for EBS of € 323 million for the period 1 July to 31 December 2011, the AIB provision charge of € 7,538 million compares with € 6,015 million or 5.25% of customer loans in 2010.

A writeback of provisions for liabilities and commitments of € 416 million was made in 2011.

The provision for impairment of financial instruments available for sale of € 283 million included € 164 million for bonds held in other financial institutions and € 119 million for equity investments.

Provisions - income statement	Core € m	Non-Core € m	2011 € m	2010 € m	2009 € m
Provisions for impairment of loans and receivables to customers	4,536	3,325	7,861	6,015	5,237
Provisions for impairment of loans and receivables to banks	—	—	—	—	5

Total provisions for impairment of loans and receivables	4,536	3,325	7,861	6,015	5,242
(Writeback)/charge of provisions for liabilities and commitments	(422)	6	(416)	1,029	1
Provisions for impairment of financial investments available for sale	275	8	283	74	24

Total	4,389	3,339	7,728	7,118	5,267

		2011		2010
		Total		Total
Provisions for impairment of loans and receivables		€ m	bps(1)	€ m	bps(1)
Non NAMA(2)		6,168	1,076	4,005	603
Non NAMA residential mortgages		1,606	418	513	168

Subtotal non NAMA		7,774	784	4,518	466
NAMA		87	779	1,497	854

Total		7,861	784	6,015	525

(1)	The impairment charge is calculated on average advances and is expressed in basis points (“BPS”).
(2)	Non NAMA loans excluding residential mortgages.

The Group charge of € 7,861 million comprises a specific provision of € 7,682 million (781bps annualised) and an IBNR charge of € 179 million (3bps). The main elements of the provision include: € 1.7 billion for Land & Development; € 2.0 billion re the Property Investment portfolio; € 1.6 billion re SME loans, € 1.6 billion in Mortgages, € 0.5 billion re Corporate and € 0.5 billion in the Other Personal sector.

Excluding EBS where the provision charge for the six months to 31 December 2011 was € 323 million made up of € 472 million in Specific provisions and a write-back of IBNR provisions of € 149 million, and a provision charge of € 87 million for loans held for sale to NAMA, the AIB provision charge was € 7,451 million (8.58% of average customer loans) comprising € 7,123 million in specific provisions (8.20% of average customer loans) and € 328 million or 0.38% of average customer loans in IBNR provisions up from € 3,205 million specific provisions and € 1,313 million IBNR provisions in 2010.

In the PBB market segment the non NAMA charge was € 1,426 million or 4.51% of average customer loans, of which € 936 million was in specific provisions and € 490 million in IBNR provisions. 49% or € 0.7 billion of the total provision charge related to residential mortgage borrowers representing 3.01% of average residential mortgages, with a further € 0.3 billion or 18% related to overdraft, loans and credit cards to personal borrowers and € 0.2 billion to borrowers in the property and construction sector who continue to be impacted by depressed construction/housing activity. A further € 250 million of the total provision charge related to the SME/commercial sector mostly in the distribution sector including the hotels (portfolio size – € 62 million), licensed premises (€ 223 million), retail/wholesale (€ 503 million) sub-sectors which continued to be heavily impacted by the economic environment and decline in consumer spending during 2011.

The charge of € 490 million in IBNR income statement provisions in PBB had the impact of increasing the statement of financial position IBNR provisions to € 917 million at 31 December 2011 and includes € 250 million relating to non-impaired

Risk management - 3. Individual risk types

3.1 Credit risk - Credit profile of the loan portfolio (continued)

mortgages which are currently in forbearance. In considering the appropriate level of IBNR, the Group has taken into account the increased risk inherent in this portfolio of loans. The IBNR provision charge has been allocated to the following portfolios; € 311 million to residential mortgages (statement of financial position of € 527 million), which reflects recent provision experience, the level of arrears (including 90+ days past due but not impaired), the level of requests for forbearance and level of vulnerable loans (i.e. one grade above impaired). € 178 million has been allocated to non-mortgage portfolios (statement of financial position of € 390 million), mostly in the property and distribution sectors. The PBB provision charge for loans held for sale to NAMA was Nil in the year to December 2011.

The non NAMA provision charge for loans and receivables in CICB was € 4,938 million or 12.44% of average customer loans. € 5,311 million were specific provisions and there was a write-back of € 373 million in IBNR provisions bringing the statement of financial position IBNR provisions to € 1,141 million. 54% or € 2.7 billion of the total charge related to loans in the property and construction sector which continues to be negatively impacted by a lack of house building activity. A further € 0.8 billion related to loans in the distribution sector which includes, hotels, licensed premises and retail/wholesale which remain impacted by the decline in consumer spending. € 715 million of the stock of IBNR has been allocated to the property and construction sector to take account of the impact of further pressure on asset prices, rental cash flows and concerns over the length of time it may take for a recovery in this sector. IBNR stock has also been allocated to cover managements estimate of incurred loss in the remaining book, comprising SME, Corporate and residential buy-to-let portfolios. The CICB provision charge for loans held for sale to NAMA was € 36 million for the year to December 2011.

In the UK, the income statement provision charge for loans and receivables was € 1,087 million or 7.00% of average loans comprising € 875 million in specific provisions and € 212 million in IBNR. 59% or € 645 million of the provision charge related to borrowers in the property and construction sector. The statement of financial position IBNR provisions at 31 December 2011 is € 427 million and the Group took into consideration the level and repayment profile of the low start mortgage portfolio in FTB (Stg£ 476 million), the level of interest only facilities (Stg£ 0.8 billion) in part of the GB portfolio and the level of 90+ days past due but not impaired loans when determining the appropriate level of IBNR. The UK provision charge for loans held for sale to NAMA was € 51 million for the year to December 2011.

The EBS income statement provision charge for loans and receivable was € 323 million or 3.95% of average loans (annualised) and included a specific provision charge of € 472 million and a write-back of IBNR provisions of € 149 million. 94% of the charge related to residential mortgages with the remainder for borrowers in the commercial investment sector.

3.1 Credit risk (continued)

Credit risk - Segmental analysis of the loan portfolio

The following tables set out at 31 December 2011 and 2010 gross loans and receivables to customers by segment.

			2011
Core*			PBB € m	CICB € m	AIB UK € m	EBS € m		Total € m
Retail
Residential mortgages			22,971	3,343	2,854	13,562		42,730
Other personal lending			2,342	170	466	—		2,978
Total retail			25,313	3,513	3,320	13,562		45,708
Commercial
Property			810	9,275	2,772	—		12,857	(1)
SME/commercial			3,129	7,721	3,350	—		14,200
Total commercial			3,939	16,996	6,122	—		27,057
Corporate			—	4,203	—	—		4,203

Total			29,252	24,712	9,442	13,562		76,968

		2011
Non-Core*		PBB € m	CICB € m	AIB UK € m	EBS € m	Group € m		Total € m
Retail
Residential mortgages		—	178	403	1,861	54		2,496
Other personal lending		838	1,418	86	—	—		2,342
Total retail		838	1,596	489	1,861	54		4,838
Commercial
Property		651	6,842	3,244	896	—		11,633	(1)
SME/commercial		15	20	2,052	—	—		2,087
Total commercial		666	6,862	5,296	896	—		13,720
Corporate		—	3,161	—	—	—		3,161

Total		1,504	11,619	5,785	2,757	54		21,719

	2011							2010
Total*	PBB € m	CICB € m	AIB UK € m	EBS € m	Group € m	Total € m		Total € m
Retail
Residential mortgages	22,971	3,521	3,257	15,423	54	45,226		30,897
Other personal lending	3,180	1,588	552	—	—	5,320		6,021
Total retail	26,151	5,109	3,809	15,423	54	50,546		36,918
Commercial
Property	1,461	16,117	6,016	896	—	24,490	(1)	25,902
SME/commercial	3,144	7,741	5,402	—	—	16,287		17,646
Total commercial	4,605	23,858	11,418	896	—	40,777		43,548
Corporate	—	7,364	—	—	—	7,364		13,412

Total	30,756	36,331	15,227	16,319	54	98,687		93,878

(1)	Includes loans and receivables to housing associations of € 518 million (Core € 127 million and Non-Core € 391 million) (31 December 2010: € 529 million)
*	Forms an integral part of the audited financial statements

Risk management - 3. Individual risk types

3.1 Credit risk - Segmental analysis of the loan portfolio (continued)

The following tables set out at 31 December 2011 and 2010 the asset quality of gross loans and receivables to customers by segment.

	2011
Asset quality - Core*	Satisfactory € m	Watch loans € m	Vulnerable loans € m	Impaired loans € m	Total criticised loans € m	Total loans € m	Criticised as a % of total gross loans	Impaired as a % of total gross loans
PBB	21,539	2,972	2,028	2,713	7,713	29,252	26	9
CICB	12,490	2,144	1,258	8,820	12,222	24,712	50	36
AIB UK	6,669	1,423	860	490	2,773	9,442	29	5
EBS	9,929	1,116	279	2,238	3,633	13,562	27	17

Total	50,627	7,655	4,425	14,261	26,341	76,968	34	19

	2011
Asset quality - Non-Core*	Satisfactory € m	Watch loans € m	Vulnerable loans € m	Impaired loans € m	Total criticised loans € m	Total loans € m	Criticised as a % of total gross loans	Impaired as a % of total gross loans
PBB	564	181	230	529	940	1,504	63	35
CICB	4,725	467	500	5,927	6,894	11,619	59	51
AIB UK	1,777	184	1,026	2,798	4,008	5,785	69	48
EBS	978	364	109	1,306	1,779	2,757	65	47
Group	42	—	—	12	12	54	22	22

Total	8,086	1,196	1,865	10,572	13,633	21,719	63	49

	2011
Asset quality - Total*	Satisfactory € m	Watch loans € m	Vulnerable loans € m	Impaired loans € m	Total criticised loans € m	Total loans € m	Criticised as a % of total gross loans	Impaired as a % of total gross loans
PBB	22,103	3,153	2,258	3,242	8,653	30,756	28	11
CICB	17,215	2,611	1,758	14,747	19,116	36,331	53	41
AIB UK	8,446	1,607	1,886	3,288	6,781	15,227	45	22
EBS	10,907	1,480	388	3,544	5,412	16,319	33	22
Group	42	—	—	12	12	54	22	22

Total	58,713	8,851	6,290	24,833	39,974	98,687	41	25

	2010
Asset quality - Total*	Satisfactory € m	Watch loans € m	Vulnerable loans € m	Impaired loans € m	Total criticised loans € m	Total loans € m	Criticised as a % of total gross loans	Impaired as a % of total gross loans
Total	66,532	7,645	7,560	12,141	27,346	93,878	29	13

*	Forms an integral part of the audited financial statements

3.1 Credit risk - Segmental analysis of the loan portfolio (continued)

Provision cover for loans and receivables to customers

Core		2011
		PBB € m	CICB € m	AIB UK € m	EBS € m	Total € m
Statement of financial position provisions		2,239	5,055	444	461	8,199
Statement of financial position provisions as a % of loans		8	21	5	3	11
Specific provisions as a % of impaired loans cover		54	47	49	18	44
Total provisions as a % of impaired loans		83	58	91	21	58

		2011
Non-Core		PBB € m	CICB € m	AIB UK € m	EBS € m	Total € m
Statement of financial position provisions		522	4,191	1,532	488	6,733	(1)
Statement of financial position provisions as a % of loans		35	36	27	18	32
Specific provisions as a % of impaired loans cover		74	66	47	27	57
Total provisions as a % of impaired loans		99	71	55	37	64

	2011					2010
Total	PBB € m	CICB € m	AIB UK € m	EBS € m	Total(1) € m	Total(1) € m
Statement of financial position provisions	2,761	9,246	1,976	949	14,932	7,300
Statement of financial position provisions as a % of loans	9	25	13	6	15	8
Specific provisions as a % of impaired loans cover	57	55	47	21	49	42
Total provisions as a % of impaired loans	85	63	60	27	60	60
Impairment charge as a % of average loans	4.51	12.44	7.0	3.95	7.84	4.66

(1)	Excludes € 9 million in relation to AmCredit.

Risk management - 3. Individual risk types

3.1 Credit risk - Segmental analysis of the loan portfolio (continued)

Other personal lending

	2011
Asset quality - Core	Satisfactory € m	Watch loans € m	Vulnerable loans € m	Impaired loans € m	Total criticised loans € m	Total loans € m	Criticised as a % of total gross loans	Impaired as a % of total gross loans
PBB	1,775	115	110	342	567	2,342	24	15
CICB	72	13	14	71	98	170	58	42
AIB UK	345	36	47	38	121	466	26	8
EBS	—	—	—	—	—	—	—	—

Total	2,192	164	171	451	786	2,978	26	15

	2011
Asset quality - Non-Core	Satisfactory € m	Watch loans € m	Vulnerable loans € m	Impaired loans € m	Total criticised loans € m	Total loans € m	Criticised as a % of total gross loans	Impaired as a % of total gross loans
PBB	397	103	130	208	441	838	53	25
CICB	449	162	175	632	969	1,418	68	45
AIB UK	7	6	30	43	79	86	92	50
EBS	—	—	—	—	—	—	—	—

Total	853	271	335	883	1,489	2,342	64	38

	2011
Asset quality - Total	Satisfactory € m	Watch loans € m	Vulnerable loans € m	Impaired loans € m	Total criticised loans € m	Total loans € m	Criticised as a % of total gross loans	Impaired as a % of total gross loans
PBB	2,172	218	240	550	1,008	3,180	32	17
CICB	521	175	189	703	1,067	1,588	67	44
AIB UK	352	42	77	81	200	552	36	15
EBS	—	—	—	—	—	—	—	—

Total	3,045	435	506	1,334	2,275	5,320	43	25

	2010
Asset quality - Total	Satisfactory € m	Watch loans € m	Vulnerable loans € m	Impaired loans € m	Total criticised loans € m	Total loans € m	Criticised as a % of total gross loans	Impaired as a % of total gross loans
Total	3,916	634	632	839	2,105	6,021	35	14

	2011
Provision overview - Core	PBB € m	CICB € m	AIB UK € m	EBS € m	Total € m
Statement of financial position provisions	384	52	32	—	468

Statement of financial position provisions as a % of loans	16	30	7	—	16
Specific provisions as a % of impaired loans cover	84	73	76	—	82
Total provisions as a % of impaired loans	112	73	86	—	104

3.1 Credit risk - Segmental analysis of the loan portfolio (continued)

		2011
Provision overview - Non-Core		PBB € m	CICB € m	AIB UK € m	EBS € m	Total € m
Statement of financial position provisions		210	362	23	—	595
Statement of financial position provisions as a % of loans		25	26	26	—	25
Specific provisions as a % of impaired loans cover		73	57	49	—	60
Total provisions as a % of impaired loans		101	57	54	—	67

	2011					2010
Provision overview - Total	PBB € m	CICB € m	AIB UK € m	EBS € m	Total € m	Total € m
Statement of financial position provisions	594	414	55	—	1,063	619
Statement of financial position provisions as a % of loans	19	26	10	—	20	10
Specific provisions as a % of impaired loans cover	80	59	62	—	68	61
Total provisions as a % of impaired loans	108	59	69	—	80	74
Impairment charge as a % of average loans	7.51	12.20	3.02	—	8.45	5.27

Property (excluding housing associations)

	2011
Core	PBB € m	CICB € m	AIB UK € m	EBS € m	Total € m
Investment
Commercial investment	621	8,871	1,248	—	10,740
Residential investment	60	153	533	—	746
	681	9,024	1,781	—	11,486
Land and development
Commercial investment	—	4	87	—	91
Residential investment	—	60	646	—	706
	—	64	733	—	797
Contractors	129	187	131	—	447

Total	810	9,275	2,645	—	12,730

	2011
Non-Core	PBB € m	CICB € m	AIB UK € m	EBS € m	Total € m
Investment
Commercial investment	—	819	1,266	896	2,981
Residential investment	247	1,563	565	—	2,375
	247	2,382	1,831	896	5,356
Land and development
Commercial investment	138	1,246	104	—	1,488
Residential investment	266	3,206	887	—	4,359
	404	4,452	991	—	5,847
Contractors	—	8	31	—	39

Total	651	6,842	2,853	896	11,242

Risk management - 3. Individual risk types

3.1 Credit risk - Segment analysis of the loan portfolio (continued)

	2011					2010
Total	PBB € m	CICB € m	AIB UK € m	EBS € m	Total € m	Total € m
Investment
Commercial investment	621	9,690	2,514	896	13,721	13,679
Residential investment	307	1,716	1,098	—	3,121	3,497
	928	11,406	3,612	896	16,842	17,176
Land and development
Commercial investment	138	1,250	191	—	1,579	1,847
Residential investment	266	3,266	1,533	—	5,065	5,543
	404	4,516	1,724	—	6,644	7,390
Contractors	129	195	162	—	486	807

Total	1,461	16,117	5,498	896	23,972	25,373

	2011
Asset quality - Core	Satisfactory € m	Watch loans € m	Vulnerable loans € m	Impaired loans € m	Total criticised loans € m	Total loans € m	Criticised as a % of total gross loans	Impaired as a % of total gross loans
PBB	389	93	95	233	421	810	52	29
CICB	4,083	1,030	368	3,794	5,192	9,275	56	41
AIB UK	1,547	650	275	173	1,098	2,645	42	7
EBS	—	—	—	—	—	—	—	—

Total	6,019	1,773	738	4,200	6,711	12,730	53	33

	2011
Asset quality - Non-Core	Satisfactory € m	Watch loans € m	Vulnerable loans € m	Impaired loans € m	Total criticised loans € m	Total loans € m	Criticised as a % of total gross loans	Impaired as a % of total gross loans
PBB	162	77	101	311	489	651	75	48
CICB	1,414	278	276	4,874	5,428	6,842	79	71
AIB UK	250	70	560	1,973	2,603	2,853	91	69
EBS	127	164	64	541	769	896	86	60

Total	1,953	589	1,001	7,699	9,289	11,242	83	68

	2011
Asset quality - Total	Satisfactory € m	Watch loans € m	Vulnerable loans € m	Impaired loans € m	Total criticised loans € m	Total loans € m	Criticised as a % of total gross loans	Impaired as a % of total gross loans
PBB	552	170	196	544	910	1,462	62	37
CICB	5,498	1,308	644	8,668	10,620	16,118	66	54
AIB UK	1,796	720	835	2,146	3,701	5,497	67	39
EBS	126	164	64	541	769	895	86	60

Total	7,972	2,362	1,739	11,899	16,000	23,972	67	50

	2010
Asset quality - Total	Satisfactory € m	Watch loans € m	Vulnerable loans € m	Impaired loans € m	Total criticised loans € m	Total loans € m	Criticised as a % of total gross loans	Impaired as a % of total gross loans
Total	12,362	2,789	3,215	7,007	13,011	25,373	51	28

3.1 Credit risk - Segmental analysis of the loan portfolio (continued)

	2011
Provision overview - Core	PBB € m	CICB € m	AIB UK € m	EBS € m	Total € m
Statement of financial position provisions	225	2,086	135	—	2,446
Statement of financial position provisions as a % of loans	28	23	5	—	19
Specific provisions as a % of impaired loans cover	81	42	49	—	44
Total provisions as a % of impaired loans	97	55	79	—	58

	2011
Provision overview - Non-Core	PBB € m	CICB € m	AIB UK € m	EBS € m	Total € m
Statement of financial position provisions	302	3,512	1,083	209	5,106
Statement of financial position provisions as a % of loans	46	51	34	23	45
Specific provisions as a % of impaired loans cover	74	67	48	26	60
Total provisions as a % of impaired loans	97	72	56	39	66

	2011					2010
Provision overview - Total	PBB € m	CICB € m	AIB UK € m	EBS € m	Total € m	Total € m
Statement of financial position provisions	527	5,598	1,218	209	7,552	4,047
Statement of financial position provisions as a % of loans	36	35	21	23	32	16
Specific provisions as a % of impaired loans cover	77	56	48	26	54	41
Total provisions as a % of impaired loans	97	65	58	39	63	58
Impairment charge as a % of average loans	14.34	15.97	10.60	3.93	14.12	9.00

SME/Commercial lending

	2011
Core	PBB € m	CICB € m	AIB UK € m	EBS € m	Total € m
Hotels	62	1,557	645	—	2,264
Licensed premises	223	740	47	—	1,010
Retail/wholesale	504	2,018	211	—	2,733
Other services	759	1,589	1,910	—	4,258
Agriculture	1,044	666	43	—	1,753
Other	537	1,151	494	—	2,182

Total	3,129	7,721	3,350	—	14,200

	2011
Non-Core	PBB € m	CICB € m	AIB UK € m	EBS € m	Total € m
Hotels	—	—	485	—	485
Licensed premises	—	—	112	—	112
Retail/wholesale	—	—	82	—	82
Other services	—	—	1,161	—	1,161
Agriculture	—	—	13	—	13
Other	15	20	199	—	234

Total	15	20	2,052	—	2,087

Risk management - 3. Individual risk types

3.1 Credit risk - Segmental analysis of the loan portfolio (continued)

SME/Commercial lending

Total	2011					2010
	PBB € m	CICB € m	AIB UK € m	EBS € m	Total € m	Total € m
Hotels	62	1,557	1,130	—	2,749	2,827
Licensed premises	223	740	159	—	1,122	1,181
Retail/wholesale	504	2,018	293	—	2,815	3,150
Other services	759	1,589	3,071	—	5,419	6,886
Agriculture	1,044	666	56	—	1,766	1,838
Other	552	1,171	693	—	2,416	1,764

Total	3,144	7,741	5,402	—	16,287	17,646

Analysis of loans and receivables by SME/commercial lending

Asset quality - Core	2011
	Satisfactory € m	Watch loans € m	Vulnerable loans € m	Impaired loans € m	Total criticised loans € m	Total loans € m	Criticised as a % of total gross loans	Impaired as a % of total gross loans
PBB	1,677	452	380	620	1,452	3,129	46	20
CICB	3,375	752	543	3,051	4,346	7,721	56	40
AIB UK	2,392	478	263	217	958	3,350	29	6
EBS	—	—	—	—	—	—	—	—

Total	7,444	1,682	1,186	3,888	6,756	14,200	48	27

	2011
Asset quality - Non-Core	Satisfactory € m	Watch loans € m	Vulnerable loans € m	Impaired loans € m	Total criticised loans € m	Total loans € m	Criticised as a % of total gross loans	Impaired as a % of total gross loans
PBB	4	1	1	9	11	15	73	60
CICB	5	2	1	12	15	20	75	60
AIB UK	919	79	401	653	1,133	2,052	55	32
EBS	—	—	—	—	—	—	—	—

Total	928	82	403	674	1,159	2,087	56	32

	2011
Asset quality - Total	Satisfactory € m	Watch loans € m	Vulnerable loans € m	Impaired loans € m	Total criticised loans € m	Total loans € m	Criticised as a % of total gross loans	Impaired as a % of total gross loans
PBB	1,681	453	381	629	1,463	3,144	47	20
CICB	3,380	754	544	3,063	4,361	7,741	56	40
AIB UK	3,311	557	664	870	2,091	5,402	39	16
EBS	—	—	—	—	—	—	—	—

Total	8,372	1,764	1,589	4,562	7,915	16,287	49	28

	2010
Asset quality - Total	Satisfactory € m	Watch loans € m	Vulnerable loans € m	Impaired loans € m	Total criticised loans € m	Total loans € m	Criticised as a % of total gross loans	Impaired as a % of total gross loans
Total	10,444	2,405	2,121	2,676	7,202	17,646	41	15

3.1 Credit risk - Segmental analysis of the loan portfolio (continued)

		2011
Provision overview - Core*		PBB € m	CICB € m	AIB UK € m	EBS € m	Total € m
Statement of financial position provisions		609	1,944	166	—	2,719
Statement of financial position provisions as a % of loans		19	25	5	—	19
Specific provisions as a % of impaired loans cover		78	58	50	—	60
Total provisions as a % of impaired loans		98	64	76	—	70

		2011
Provision overview - Non-Core*		PBB € m	CICB € m	AIB UK € m	EBS € m	Total € m
Statement of financial position provisions		10	10	354	—	374

Statement of financial position provisions as a % of loans		67	67	17	—	18
Specific provisions as a % of impaired loans cover		89	83	46	—	47
Total provisions as a % of impaired loans		111	83	54	—	55

	2011					2010
Provision overview - Total*	PBB € m	CICB € m	AIB UK € m	EBS € m	Total € m	Total € m
Statement of financial position provisions	619	1,954	520	—	3,093	1,700

Statement of financial position provisions as a % of loans	20	25	10	—	19	10
Specific provisions as a % of impaired loans cover	78	58	47	—	58	50
Total provisions as a % of impaired loans	98	64	60	—	68	64
Impairment charge as a % of average loans	7.49	13.06	5.81	—	9.57	5.44

*	Forms an integral part of the audited financial statements

Risk management - 3. Individual risk types

3.1 Credit risk - Segmental analysis of the loan portfolio (continued)

Corporate lending

	2011
Asset quality - Core	Satisfactory € m	Watch loans € m	Vulnerable loans € m	Impaired loans € m	Total criticised loans € m	Total loans € m	Criticised as a % of total gross loans	Impaired as a % of total gross loans
PBB	—	—	—	—	—	—	—	—
CICB	3,729	81	7	386	474	4,203	11	9
AIB UK	—	—	—	—	—	—	—	—
EBS	—	—	—	—	—	—	—	—

Total	3,729	81	7	386	474	4,203	11	9

	2011
Asset quality - Non-Core	Satisfactory € m	Watch loans € m	Vulnerable loans € m	Impaired loans € m	Total criticised loans € m	Total loans € m	Criticised as a % of total gross loans	Impaired as a % of total gross loans
PBB	—	—	—	—	—	—	—	—
CICB	2,779	25	48	309	382	3,161	12	10
AIB UK	—	—	—	—	—	—	—	—
EBS	—	—	—	—	—	—	—	—

Total	2,779	25	48	309	382	3,161	12	10

	2011
Asset quality - Total	Satisfactory € m	Watch loans € m	Vulnerable loans € m	Impaired loans € m	Total criticised loans € m	Total loans € m	Criticised as a % of total gross loans	Impaired as a % of total gross loans
PBB	—	—	—	—	—	—	—	—
CICB	6,508	106	55	695	856	7,364	12	9
AIB UK	—	—	—	—	—	—	—	—
EBS	—	—	—	—	—	—	—	—

Total	6,508	106	55	695	856	7,364	12	9

	2010
Asset quality - Total	Satisfactory € m	Watch loans € m	Vulnerable loans € m	Impaired loans € m	Total criticised loans € m	Total loans € m	Criticised as a % of total gross loans	Impaired as a % of total gross loans
Total	12,679	176	90	467	733	13,412	5	3

	2011
Provision overview - Core	PBB € m	CICB € m	AIB UK € m	EBS € m	Total € m
Statement of financial position provisions	—	275	—	—	275

Statement of financial position provisions as a % of loans	—	7	—	—	7
Specific provisions as a % of impaired loans cover	—	56	—	—	56
Total provisions as a % of impaired loans	—	71	—	—	71

3.1 Credit risk - Segmental analysis of the loan portfolio (continued)

Corporate lending (continued)

	2011
Provision overview - Non-Core	PBB € m	CICB € m	AIB UK € m	EBS € m	Total € m
Statement of financial position provisions	—	261	—	—	261

Statement of financial position provisions as a % of loans	—	8	—	—	8
Specific provisions as a % of impaired loans cover	—	70	—	—	70
Total provisions as a % of impaired loans	—	84	—	—	84

	2011					2010
Provision overview - Total	PBB € m	CICB € m	AIB UK € m	EBS € m	Total € m	Total € m
Statement of financial position provisions	—	536	—	—	536	285

Statement of financial position provisions as a % of loans	—	7	—	—	7	2.1
Specific provisions as a % of impaired loans cover	—	62	—	—	62	45
Total provisions as a % of impaired loans	—	77	—	—	77	61
Impairment charge as a % of average loans	—	5.26	—	—	5.26	1.86

Analysis of total criticised loans

The following tables provide an analysis of criticised loans by segment.

	2011
Asset quality - Core	Watch loans € m	Vulnerable loans € m	Impaired loans € m	Total criticised loans € m	Total gross loans € m	Criticised as a % of total gross loans	Impaired as a % of total gross loans
PBB	2,972	2,028	2,713	7,713	29,252	26	9
CICB	2,144	1,258	8,820	12,222	24,712	50	36
AIB UK	1,423	860	490	2,773	9,442	29	5
EBS	1,116	279	2,238	3,633	13,562	27	17

Total	7,655	4,425	14,261	26,341	76,968	34	19

	2011
Asset quality - Non-Core	Watch loans € m	Vulnerable loans € m	Impaired loans € m	Total criticised loans € m	Total gross loans € m	Criticised as a % of total gross loans	Impaired as a % of total gross loans
PBB	181	230	529	940	1,504	63	35
CICB	467	500	5,927	6,894	11,619	59	51
AIB UK	184	1,026	2,798	4,008	5,785	69	48
EBS	364	109	1,306	1,779	2,757	65	47
Group	—	—	12	12	54	22	22

Total	1,196	1,865	10,572	13,633	21,719	63	49

Risk management - 3. Individual risk types

3.1 Credit risk - Segmental analysis of the loan portfolio (continued)

	2011
Asset quality - Total	Watch loans € m	Vulnerable loans € m	Impaired loans € m	Total criticised loans € m	Total gross loans € m	Criticised as a % of total gross loans	Impaired as a % of total gross loans
PBB	3,153	2,258	3,242	8,653	30,756	28	11
CICB	2,611	1,758	14,747	19,116	36,331	53	41
AIB UK	1,607	1,886	3,288	6,781	15,227	45	22
EBS	1,480	388	3,544	5,412	16,319	33	22
Group	—	—	12	12	54	22	22

Total	8,851	6,290	24,833	39,974	98,687	41	25

	2010
Criticised loans	Watch loans € m	Vulnerable loans € m	Impaired loans € m	Total criticised loans € m	Total gross loans € m	Criticised as a % of total gross loans	Impaired as a % of total gross loans
Criticised loans (Non NAMA)	7,645	7,560	12,141	27,346	93,878	29	13
Criticised loans NAMA	456	425	741	1,622	2,248	72	33

Total	8,101	7,985	12,882	28,968	96,126	30	13

	2011
Total impaired loans	PBB € m	CICB € m	AIB UK € m	EBS € m	Group € m	Total € m
Impaired loans - Core	2,713	8,820	490	2,238	—	14,261
Impaired loans - Non-Core	529	5,927	2,798	1,306	12	10,572

Total	3,242	14,747	3,288	3,544	12	24,833

	2010
Total impaired loans	€ m	%
Impaired loans (Non NAMA)	12,141	13
Impaired loans NAMA	741	33

Total	12,882	13

3.1 Credit risk - Segmental analysis of the loan portfolio (continued)

Risk profiles of loans and receivables to customers.

	2011
	Total		Total
PBB	Mortgage € m	Other € m	Core € m	Non-Core € m	Total € m
Neither past due nor impaired	20,495	5,399	25,104	790	25,894
Past due but not impaired	958	662	1,435	185	1,620
Impaired - provision held	1,518	1,724	2,713	529	3,242

Gross loans and receivables	22,971	7,785	29,252	1,504	30,756
Provision for impairments	(1,021)	(1,740)	(2,239)	(522)	(2,761)
Net loans and receivables	21,950	6,045	27,013	982	27,995

	2011
	Total		Total
CICB	Mortgage € m	Other € m	Core € m	Non-Core € m	Total € m
Neither past due nor impaired	1,697	18,162	14,665	5,194	19,859
Past due but not impaired	207	1,518	1,227	498	1,725
Impaired - provision held	1,617	13,130	8,820	5,927	14,747

Gross loans and receivables	3,521	32,810	24,712	11,619	36,331
Provision for impairments	(743)	(8,503)	(5,055)	(4,191)	(9,246)
Net loans and receivables	2,778	24,307	19,657	7,428	27,085

	2011
	Total		Total
AIB UK	Mortgage € m	Other € m	Core € m	Non-Core € m	Total € m
Neither past due nor impaired	2,921	8,633	8,719	2,835	11,554
Past due but not impaired	143	242	233	152	385
Impaired - provision held	193	3,095	490	2,798	3,288

Gross loans and receivables	3,257	11,970	9,442	5,785	15,227
Provision for impairments	(167)	(1,809)	(444)	(1,532)	(1,976)
Net loans and receivables	3,090	10,161	8,998	4,253	13,251

	2011
	Total		Total
EBS	Mortgage € m	Other € m	Core € m	Non-Core € m	Total € m
Neither past due nor impaired	11,461	248	10,455	1,254	11,709
Past due but not impaired	959	107	869	197	1,066
Impaired - provision held	3,003	541	2,238	1,306	3,544

Gross loans and receivables	15,423	896	13,562	2,757	16,319
Provision for impairments	(741)	(208)	(461)	(488)	(949)
Net loans and receivables	14,682	688	13,101	2,269	15,370

Risk management - 3. Individual risk types

3.1 Credit risk - Segmental analysis of the loan portfolio (continued)

Risk profiles of loans and receivables to customers (continued)

	2011					2010
	Total		Total
Total	Mortgage € m	Other € m	Core € m	Non-Core € m	Total(1) € m	Total(1) € m
Neither past due nor impaired	36,614	32,442	58,943	10,113	69,056	76,355
Past due but not impaired	2,269	2,529	3,764	1,034	4,798	5,382
Impaired - provision held	6,343	18,490	14,261	10,572	24,833	12,141

Gross loans and receivables	45,226	53,461	76,968	21,719	98,687	93,878
Provision for impairments	(2,683)	(12,258)	(8,199)	(6,742)	(14,941)	(7,299)
Net loans and receivables	42,543	41,203	68,769	14,977	83,746	86,579

(1)	Includes € 54 million in relation to AmCredit (31 December 2010: € 74 million) of which € 12 million is impaired and with € 2 million is past due but not impaired.

Loans and receivables which are neither past due nor impaired

	2011
	PBB € m	CICB € m	AIB UK € m	EBS € m	Group € m	Total € m
Strong	5,741	2,055	204	4,231	—	12,231
Satisfactory	15,444	15,375	9,132	6,652	41	46,644
Higher risk	4,708	2,429	2,218	826	—	10,181

Total	25,893	19,859	11,554	11,709	41	69,056

2010
Total € m
Strong	16,709
Satisfactory	50,849
Higher risk	8,797

Total	76,355

Aged analysis of loans and receivables which are past due but not impaired*

	2011
	PBB € m	CICB € m	AIB UK € m	EBS € m	Group € m	Total € m	Total Core € m	Total Non-Core € m
1 - 30 days	562	461	221	726	2	1,972	1,602	370
31 - 60 days	362	281	63	189	—	895	759	136
61 - 90 days	203	182	29	72	—	486	418	68
91 - 180 days	299	338	47	34	—	718	555	163
181 - 365 days	152	275	19	23	—	469	303	166
> 365 days	42	188	6	22	—	258	127	131

Total	1,620	1,725	385	1,066	2	4,798	3,764	1,034

2010
Total € m
1 - 30 days	2,045
31 - 60 days	1,005
61 -90 days	504
91 - 180 days	943
181 - 365 days	575
> 365 days	310

Total	5,382

*	Forms an integral part of the audited financial statements

3.1 Credit risk - Segmental analysis of the loan portfolio (continued)

Segmental impairment charges (excluding NAMA)

	2011
	Mortgages € m	Other € m	Total € m
PBB	703	723	1,426
CICB	499	4,439	4,938
AIB UK	99	988	1,087
EBS	305	18	323
Group	—	—	—

Total	1,606	6,168	7,774

	2011
	Total
	Mortgages bps	Other bps	Total bps
PBB	301	876	451
CICB	1386	1230	1244
AIB UK	302	807	70
EBS	396	385	395
Group	17	—	17

Total	418	1076	784

Impairment charges	2011 € m	2010 € m	2009 € m
Impairment charge NAMA	87	1,497	3,373
Impairment charge non-NAMA	7,774	4,518	1,864

Total	7,861	6,015	5,237

Impairment charges	2011 bps	2010 bps	2009 bps
Impairment charge NAMA	779	854	1454
Impairment charge non-NAMA	784	466	186

Total	784	525	423

The impairment charge is calculated on average advances and is expressed in basis points (“BPS”)

Commentary

For detailed commentary see page 95.

Risk management - 3. Individual risk types

3.1 Credit risk - Segmental analysis of the loan portfolio

Republic of Ireland residential mortgages

	2011
	PBB			CICB(1)			EBS(2)			Total
Core	Owner- occupier € m	Buy-to-let € m	Total € m	Owner- occupier € m	Buy-to-let € m	Total € m	Owner- occupier € m	Buy-to-let € m	Total € m	Owner- occupier € m	Buy-to-let € m	Total € m
Total residential mortgages	18,626	4,345	22,971	34	3,309	3,343	13,492	—	13,492	32,152	7,654	39,806
In arrears (>30 days past due)(3)	1,471	734	2,205	22	1,657	1,679	2,459	—	2,459	3,952	2,391	6,343
In arrears (>90 days past due)(3)	1,212	616	1,828	22	1,580	1,602	2,238	—	2,238	3,472	2,196	5,668
Of which impaired	1,008	510	1,518	21	1,496	1,517	2,238	—	2,238	3,267	2,006	5,273
Statement of financial position specific provisions	305	189	494	5	555	560	403	—	403	713	744	1,457
Statement of financial position IBNR provisions	327	200	527	—	137	137	58	—	58	385	337	722
Income statement specific provisions	236	156	392	5	475	480	324	—	324	565	631	1,196
Income statement IBNR provisions	175	136	311	—	(16)	(16)	(116)	—	(116)	59	120	179
Specific provisions as a % of impaired loans cover	30.2	37.1	32.6	25.8	37.1	37.0	18.0	—	18.0	21.8	37.1	27.6

	2011
	PBB			CICB(1)			EBS(2)			Total
Non-Core	Owner- occupier € m	Buy-to-let € m	Total € m	Owner- occupier € m	Buy-to-let € m	Total € m	Owner- occupier € m	Buy-to-let € m	Total € m	Owner- occupier € m	Buy-to-let € m	Total € m
Total residential mortgages	—	—	—	—	—	—	—	1,861	1,861	—	1,861	1,861
In arrears (>30 days past due)(3)	—	—	—	—	—	—	—	805	805	—	805	805
In arrears (>90 days past due)(3)	—	—	—	—	—	—	—	785	785	—	785	785
Of which impaired	—	—	—	—	—	—	—	765	765	—	765	765
Statement of financial position specific provisions	—	—	—	—	—	—	—	213	213	—	213	213
Statement of financial position IBNR provisions	—	—	—	—	—	—	—	67	67	—	67	67
Income statement specific provisions	—	—	—	—	—	—	—	114	114	—	114	114
Income statement IBNR provisions	—	—	—	—	—	—	—	(17)	(17)	—	(17)	(17)
Specific provisions as a % of impaired loans cover	—	—	—	—	—	—	—	27.8	27.8	—	27.8	27.8

Risk management - 3. Individual risk types

3.1 Credit risk - Segmental analysis of the loan portfolio

Republic of Ireland residential mortgages

	2011
	PBB			CICB(1)			EBS(2)				Total
Total	Owner- occupier € m	Buy-to-let € m	Total € m	Owner- occupier € m	Buy-to-let € m	Total € m	Owner- occupier € m	Buy-to-let € m	Total € m		Owner- occupier € m	Buy-to-let € m	Total € m
Total residential mortgages	18,626	4,345	22,971	34	3,309	3,343	13,492	1,861	15,353	(1)	32,152	9,515	41,667
In arrears (>30 days past due)(3)	1,471	734	2,205	22	1,657	1,679	2,459	805	3,264		3,952	3,196	7,148
In arrears (>90 days past due)(3)	1,212	616	1,828	22	1,580	1,602	2,238	785	3,023		3,472	2,981	6,453
Of which impaired	1,008	510	1,518	21	1,496	1,517	2,238	765	3,003		3,267	2,771	6,038
Statement of financial position specific provisions	305	189	494	5	555	560	403	213	616		713	957	1,670
Statement of financial position IBNR provisions	327	200	527	—	137	137	58	67	125		385	404	789
Income statement specific provisions	236	156	392	5	475	480	324	114	438		565	745	1,310
Income statement IBNR provisions	175	136	311	—	(16)	(16)	(116)	(17)	(133)		59	103	162
Specific provisions as a % of impaired loans cover	30.2	37.1	32.6	25.8	37.1	37.0	18.0	27.8	20.5		21.8	34.6	27.7

	2010
Total	Owner- Occupier € m	Buy-to-let € m	Total € m
Total residential mortgages	19,382	7,783	27,165
In arrears (>30 days past due)(3)	749	924	1,673
In arrears (>90 days past due)(3)	557	747	1,304
Of which impaired	422	561	983
Statement of financial position specific provisions	73	125	198
Statement of financial position IBNR provisions	138	230	368
Income statement specific provisions 2011	56	80	136
Income statement IBNR provisions 2011	107	205	312
Specific provisions/impaired loans cover %	17.3	22.3	20.1

(1)	Excludes residential mortage loan pools of € 178 million in CICB.
(2)	Excludes deferred costs of € 70 million in EBS.
(3)	Includes all impaired loans whether past due or not.

Risk management - 3. Individual risk types

3.1 Credit risk - Segmental analysis of the loan portfolio (continued)

Residential mortgages in the Republic of Ireland (comprising PBB, CICB & EBS) amounted to € 41.7 billion at 31 December 2011. This compares to € 27.2 billion at 31 December 2010, the increase resulting from the acquisition of EBS in 2011 offset by a reduction of € 0.9 billion in AIB in 2011. The split of the residential mortgage book was owner occupier € 32.2 billion and buy to let € 9.5 billion. The income statement charge for 2011 was € 1.5 billion or 3.56% of average residential mortgages, comprising € 1.3 billion specific charge and € 0.2 billion IBNR charge. Of the increase in the income statement charge of € 1.0 billion on 2010, € 0.3 billion related to the EBS charge for the second half of 2011, with the remainder relating to an increase in AIB. Statement of financial position provisions of € 2.5 billion were held at 31 December 2011, split € 1.7 billion specific and € 0.8 billion IBNR.

The portfolio in the Republic of Ireland continues to experience an increase in arrears as borrowers’ repayment capacity is impacted by the current economic climate. The level of loans >90 days in arrears including impaired loans was 15.66% at 31 December 2011, or 13.31% excluding EBS, compared to 4.80% at 31 December 2010.The level of loans >90 days in arrears including those impaired in EBS was 19.68% at 31 December 2011.

The level of arrears >90 days including impaired loans in the owner occupier book increased from € 557 million or 2.87% of advances at 31 December 2010 to € 3,472 million or 10.90% at 31 December 2011, of which € 2,238 million related to EBS, representing an increase of € 677 million excluding EBS. Decreases in household income and growing unemployment continue to be the principal drivers of increased arrears in the owner occupier book.

The level of arrears >90 days in the buy to let book increased from € 747 million or 9.60% at 31 December 2010 to € 2,981 million or 31.70% at 31 December 2011 and continues to be impacted by increased financial pressure on borrowers and volatility in rental income. BTL arrears >90 days including impaired loans in EBS were € 785 million (or 42.2% of residential mortgages) at 31 December 2011.

Total owner occupier and buy to let impaired loans were € 6.0 billion at 31 December 2011 compared with € 1.0 billion at 31 December 2010, a reflection of the deterioration of the residential mortgage book in the period and the acquisition of EBS during 2011, for which impaired loans were € 3.0 billion at 31 December 2011.

Statement of financial position specific provisions of € 1.7 billion provided cover of 28% (31 December 2010: € 198 million or 20%) of which € 0.6 billion related to EBS, representing an increase of € 0.9 billion in AIB in 2011.AIB has used a 55% peak-to-trough house price decline as a base for assessing values of collateral, but where relevant has applied a discount to reflect a higher decline in value. IBNR statement of financial position provisions of € 789 million were held for the performing book (86% of the residential mortgage book), or € 664 million excluding EBS, which compares to € 368 million held at 31 December 2010 and reflects management’s view of incurred loss in this book. The total income statement charge for 2011 was € 1.5 billion, comprising a specific charge of € 1.3 billion and an IBNR charge € 0.2 billion. Excluding the EBS income statement charge for the second half of the year of € 305 million, the 2011 charge was € 1,167 million, an increase from € 448 million (€ 136 million specific and € 312 million IBNR) for 2010.

3.1 Credit risk (continued)

Credit profile of residential mortgages

Forbearance

The following tables analyse the owner-occupier, buy-to-let and total residental mortgage books by type of forbearance that were subject to forbearance measures at 31 December 2011 and 31 December 2010 (excluding EBS in 2010).

Residential owner-occupier mortgages - Republic of Ireland

	2011
	Total		Loans > 90 days in arrears and/ or impaired		Performing
	Number	Balance € m	Number	Balance € m	Number	Balance € m
Interest only	13,442	2,520	3,351	665	10,091	1,855
Reduced payment (less than interest only)	—	—	—	—	—	—
Reduced payment (greater than interest only)	1,014	184	251	58	763	126
Payment moratorium	1,438	254	470	92	968	162
Arrears capitalisation	1,512	274	649	135	863	139
Term extension	4,964	524	447	41	4,517	483
Hybrid (term extension and interest only)	239	28	85	10	154	18
Other	2	1	—	—	2	1

Total	22,611	3,785	5,253	1,001	17,358	2,784

	2010
	Total		Loans > 90 days in arrears and/ or impaired		Performing
	Number	Balance € m	Number	Balance € m	Number	Balance € m
Interest only	7,358	1,554	210	68	7,148	1,486
Reduced payment (less than interest only)	—	—	—	—	—	—
Reduced payment (greater than interest only)	404	39	3	1	401	38
Payment moratorium	863	131	15	4	848	127
Arrears capitalisation	584	113	169	42	415	71
Term extension	1,360	195	16	2	1,344	193
Hybrid (term extension and interest only)	—	—	—	—	—	—
Other	—	—	—	—	—	—

Total	10,569	2,032	413	117	10,156	1,915

Residential buy-to-let mortgages - Republic of Ireland

	2011
	Total		Loans > 90 days in arrears and/ or impaired		Performing
	Number	Balance € m	Number	Balance € m	Number	Balance € m
Interest only	7,366	1,856	2,547	810	4,819	1,046
Reduced payment (less than interest only)	—	—	—	—	—	—
Reduced payment (greater than interest only)	423	99	107	29	316	70
Payment moratorium	136	40	78	28	58	12
Arrears capitalisation	823	232	558	163	265	69
Term extension	872	132	89	15	783	117
Hybrid (term extension and interest only)	35	10	18	6	17	4
Other	—	—	—	—	—	—

Total	9,655	2,369	3,397	1,051	6,258	1,318

Risk management - 3. Individual risk types

3.1 Credit risk - Credit profile of residential mortgages (continued)

Forbearance

Residential buy-to-let mortgages - Republic of Ireland (continued)

	2010
	Total		Loans > 90 days in arrears and/ or impaired		Performing
	Number	Balance € m	Number	Balance € m	Number	Balance € m
Interest only	5,549	1,436	302	109	5,247	1,327
Reduced payment (less than interest only)	—	—	—	—	—	—
Reduced payment (greater than interest only)	54	9	4	1	50	8
Payment moratorium	85	18	16	4	69	14
Arrears capitalisation	316	92	156	49	160	43
Term extension	419	69	5	1	414	68
Hybrid (term extension and interest only)	—	—	—	—	—	—
Other	—	—	—	—	—	—

Total	6,423	1,624	483	164	5,940	1,460

The main types of forbearance arangements for mortgages are analysed below:

	2011
	Total		Loans > 90 days in arrears and/ or impaired		Performing
Total residential mortgages Republic of Ireland	Number	Balance € m	Number	Balance € m	Number	Balance € m
Interest only	20,808	4,376	5,898	1,475	14,910	2,901
Reduced payment (less than interest only)	—	—	—	—	—	—
Reduced payment (greater than interest only)	1,437	283	358	87	1,079	196
Payment moratorium	1,574	294	548	120	1,026	174
Arrears capitalisation	2,335	506	1,207	298	1,128	208
Term extension	5,836	656	536	56	5,300	600
Hybrid (term extension and interest only)	274	38	103	16	171	22
Other	2	1	—	—	2	1

Total	32,266	6,154	8,650	2,052	23,616	4,102

	2010
	Total		Loans > 90 days in arrears and/ or impaired		Performing
Total residential mortgages Republic of Ireland	Number	Balance € m	Number	Balance € m	Number	Balance € m
Interest only	12,907	2,990	512	177	12,395	2,813
Reduced payment (less than interest only)	—	—	—	—	—	—
Reduced payment (greater than interest only)	458	48	7	2	451	46
Payment moratorium	948	149	31	8	917	141
Arrears capitalisation	900	205	325	91	575	114
Term extension	1,779	264	21	3	1,758	261
Hybrid (term extension and interest only)	—	—	—	—	—	—
Other	—	—	—	—	—	—

Total	16,992	3,656	896	281	16,096	3,375

The types of forbearance measures that are currently considered for mortgage customers are interest only, part capital and interest, moratorium, arrears capitalisation, term extension and deferred interest scheme.

The Group has developed a Mortgage Arrears Resolution Strategy (“MARS”) for dealing with customers in difficulty or likely to be in difficulty. Further details on MARS are set out in 3.1 ‘Credit risk – Credit risk management’.

Of the total residential mortgage book in the Republic of Ireland of € 41.7 billion, 15% are subject to forbearance measures as at 31 December 2011, 18% excluding EBS, compared to 13% as at 31 December 2010.The majority (71%) of the loans that were subject to forbearance measures at 31 December 2011 were restructured to interest only repayments. € 2.1 billion (33%) of the loans under forbearance were >90 days past due or impaired as at 31 December 2011, 34% excluding EBS, compared to 7% as at 31 December 2010.

3.1 Credit risk - Credit profile of residential mortgages (continued)

Repossessions

Residential mortgages - Republic of Ireland

The number (stock) of repossessions as at 31 December 2011 and 31 December 2010 (excluding EBS) is set out below.

	2011
Repossessions	Number of repossessions	Balance outstanding € m
Owner-occupier	92	30
Buy-to-let	44	9

Total	136	39

The increase in the stock of repossessed properties in 2011 reflects the acquisition of EBS in 2011, coupled with a relatively small number of properties repossessed in the year. A total of 73 properties were repossessed in the Republic of Ireland in 2011, the majority of which were through voluntary surrender or abandonment of the property.

	2010
Repossessions	Number of repossessions	Balance outstanding € m
Owner-occupier	5	1
Buy-to-let	15	1

Total	20	2

	2011
Disposal of repossessions - Republic of Ireland	Number of disposals	Balance outstanding at repossession € m	Gross sales proceeds €m	Costs to sell €m	Loss on sale €m	Weighted average LTV at sale price %
Owner-occupier	5	2	1	—	1	214
Buy-to-let	10	3	1	—	2	238

Total residential	15	5	2	—	3	230

During the year ended 31 December 2011, 15 residential properties were disposed of in the Republic of Ireland, resulting in a cumulative loss on sale of € 3 million.

	2010
Disposal of repossessions - Republic of Ireland	Number of disposals	Balance outstanding at repossession € m	Gross sales proceeds €m	Costs to sell €m	Loss on sale €m	Weighted average LTV at sale price %
Owner occupier	1	1	1	—	—	155
Buy-to-let	2	—	—	—	—	198

Total residential	3	1	1	—	—	158

Risk management - 3. Individual risk types

3.1 Credit risk - Credit profile of residential mortgages (continued)

The property values used in the completion of the following loan-to-value (“LTV”) tables are determined with reference to the original or most recent valuation indexed to the Central Statistics Office (“CSO”) Residential Property Price Index.

Actual and weighted average indexed loan-to-value (“LTV”) across principal mortgage portfolios

The following tables profile the Republic of Ireland residential mortgage portfolio by the indexed loan-to-value ratios at 31 December 2011 and 31 December 2010 (excluding EBS in 2010) and the weighted average indexed loan-to-value ratios for elements of the book as at 31 December 2011.

	2011
	Owner-occupier		Buy-to-let		Total
Republic of Ireland	€m	%	€m	%	€ m	%
Less than 50%	4,132	12.9	682	7.1	4,814	11.6
50% - 70%	3,843	12.0	871	9.1	4,714	11.3
71% to 80%	2,173	6.8	534	5.6	2,707	6.5
81% to 90%	2,347	7.3	638	6.7	2,985	7.2
91% to 100%	2,586	8.0	741	7.8	3,327	8.0
101% to 120%	6,028	18.7	1,585	16.7	7,613	18.3
121% to 150%	6,433	20.0	2,251	23.7	8,684	20.8
Greater than 150%	4,610	14.3	2,213	23.3	6,823	16.3

Total	35,152	100.0	9,515	100.0	41,667	100.0
Weighted average indexed LTV(1):
Stock of residential mortgages at year end		97.5		110.6		100.5
New residential mortgages during year		84.3		95.2		85.0
Impaired mortgages		111.8		121.8		116.4

	2010
	Owner-occupier		Buy-to-let		Total
Republic of Ireland	€ m	%	€m	%	€ m	%
Less than 50%	3,450	17.8	672	8.6	4,122	15.2
50% - 70%	2,991	15.4	838	10.8	3,829	14.0
71% to 80%	1,490	7.7	584	7.5	2,074	7.6
81% to 90%	2,001	10.3	787	10.1	2,788	10.3
91% to 100%	2,906	15.0	854	11.0	3,760	13.9
101% to 120%	3,498	18.1	1,699	21.8	5,197	19.1
121% to 150%	2,546	13.1	1,545	19.9	4,091	15.1
Greater than 150%	500	2.6	804	10.3	1,304	4.8

Total	19,382	100.0	7,783	100.0	27,165	100.0

53% of the owner-occupier and 64% of the buy-to-let mortgages were in negative equity at 31 December 2011, reflecting the continuing decline in residential property prices in Ireland in 2011. The weighted average indexed loan-to-value ratio for the total book was 100.5% at 31 December 2011, whilst the weighted average indexed loan-to-value ratio for the impaired book was higher at 116.4%.The weighted average indexed loan-to-value ratio of new loans advanced during 2011 was 85.0%.

(1)	Weighted average indexed LTVs are the individual indexed LTV calculation weighted by the mortgage balance against each property.

3.1 Credit risk - Credit profile of residential mortgages (continued)

LTV ratio of residential mortgage lending (index linked) that is neither past due nor impaired

The following table profiles the Republic of Ireland residential mortgage portfolio that is neither past due nor impaired by the indexed loan-to-value ratios at 31 December 2011 and 31 December 2010 (excluding EBS in 2010).

	2011
	Owner-occupier		Buy-to-let		Total
Republic of Ireland	€m	%	€m	%	€m	%
Less than 50%	3,792	14.0	552	9.0	4,344	13.0
50% - 70%	3,460	12.6	677	11.0	4,137	12.3
71% to 80%	1,924	7.0	419	6.8	2,343	7.0
81% to 90%	2,065	7.5	479	7.8	2,544	7.6
91% to 100%	2,253	8.2	509	8.3	2,762	8.2
101% to 120%	5,226	19.1	1,023	16.7	6,249	18.7
121% to 150%	5,235	19.1	1,337	21.8	6,572	19.6
Greater than 150%	3,415	12.5	1,139	18.6	4,554	13.6

Total	27,370	100.0	6,135	100.0	33,505	100.0

51% of the owner occupier and 57% of the-buy to-let mortgages were in negative equity at 31 December 2011. In terms of the total portfolio, 52% was in negative equity at 31 December 2011, reflecting the continuing decline in residential property prices in Ireland in 2011.

	2010
	Owner-occupier		Buy-to-let		Total
Republic of Ireland	€m	%	€m	%	€m	%
Less than 50%	3,298	18.0	617	9.3	3,915	15.7
50% - 70%	2,846	15.5	765	11.6	3,611	14.5
71% to 80%	1,410	7.7	514	7.8	1,924	7.7
81% to 90%	1,902	10.3	690	10.4	2,592	10.4
91% to 100%	2,815	15.3	739	11.1	3,554	14.2
101% to 120%	3,308	18.0	1,405	21.2	4,713	18.9
121% to 150%	2,355	12.8	1,263	19.1	3,618	14.4
Greater than 150%	433	2.4	631	9.5	1,064	4.2

Total	18,367	100.0	6,624	100.0	24,991	100.0

Risk management - 3. Individual risk types

3.1 Credit risk - Credit profile of residential mortgages (continued)

Analysis by LTV ratio of AIB’s residential mortgage lending that is 90 days past due and/or impaired

The following tables profile the Republic of Ireland residential mortgage portfolios that were >90 days past due and/or impaired by the indexed loan-to-value ratios at 31 December 2011 and 31 December 2010, (excluding EBS in 2010).

	2011
	Owner-occupier		Buy-to-let		Total		Total residential mortgage portfolio
Republic of Ireland	€m	%	€ m	%	€m	%	€ m	%
Less than 50%	223	6.4	112	3.7	335	5.2	4,814	11.6
50% - 70%	253	7.3	164	5.6	417	6.4	4,714	11.3
71% to 80%	170	4.9	96	3.2	266	4.1	2,707	6.5
81% to 90%	199	5.7	134	4.5	333	5.2	2,985	7.2
91% to 100%	231	6.7	198	6.6	429	6.6	3,327	8.0
101% to 120%	548	15.8	488	16.4	1,036	16.1	7,613	18.3
121% to 150%	891	25.6	812	27.2	1,703	26.4	8,684	20.8
Greater than 150%	957	27.6	977	32.8	1,934	30.0	6,823	16.3

Total	3,472	100.0	2,981	100.0	6,453	100.0	41,667	100.0

69% of the owner-occupier and 76% of the buy-to-let mortgages that were > 90 days past due and/or impaired were in negative equity at 31 December 2011. In terms of the total portfolio, 72% was in negative equity at 31 December 2011, reflecting the continuing decline in residential property prices in Ireland in 2011.

	2010
	Owner-occupier		Buy-to-let		Total		Total residential mortgage portfolio
Republic of Ireland	€m	%	€ m	%	€m	%	€ m	%
Less than 50%	81	14.6	30	4.0	111	8.5	4,122	15.2
50% - 70%	71	12.7	37	4.9	108	8.3	3,829	14.0
71% to 80%	42	7.5	38	5.1	80	6.1	2,074	7.6
81% to 90%	56	10.0	47	6.3	103	7.9	2,788	10.3
91% to 100%	42	7.6	61	8.2	103	7.9	3,760	13.9
101% to 120%	105	18.9	165	22.1	270	20.7	5,197	19.1
121% to 150%	111	19.9	167	22.4	278	21.3	4,091	15.1
Greater than 150%	49	8.8	202	27.0	251	19.3	1,304	4.8

Total	557	100.0	747	100.0	1,304	100.0	27,165	100.0

3.1 Credit risk - Credit profile of residential mortgages (continued)

Arrears profile of residential mortgages which are past due but not impaired

The following tables provide an arrears profile of the Republic of Ireland residential mortgages that were past due but not impaired at 31 December 2011 and 31 December 2010 (excluding EBS in 2010).

	2011
Republic of Ireland	Owner-occupier € m	Buy-to-let € m	Total € m
1 - 30 days	830	184	1,014
31 - 60 days	326	134	460
61 - 90 days	154	81	235
91 - 180 days	147	117	264
181 - 365 days	50	65	115
Over 365 days	8	28	36

Total	1,515	609	2,124

€ 2.1 billion or 5% of the Republic of Ireland residential mortgage book was past due but not impaired at 31 December 2011 compared to € 1.2 billion or 4% at 31 December 2010. Of the loan book that was past due but not impaired, € 1.0 billion or 48% was <30 days past due (31 December 2010: € 0.5 billion or 42%). The increase in loans that are past due but not impaired reflects the impact on disposable incomes as a result of the economic downturn.

	2010
Republic of Ireland	Owner-occupier € m	Buy-to-let € m	Total € m
1 - 30 days	266	235	501
31 - 60 days	119	102	221
61 - 90 days	73	75	148
91 - 180 days	89	108	197
181 - 365 days	36	71	107
Over 365 days	10	7	17

Total	593	598	1,191

Risk management - 3. Individual risk types

3.1 Credit risk - Credit profile of residential mortgages (continued)

Loan origination profile

Residential mortgages - Republic of Ireland

The following table profiles the Republic of Ireland residential mortgage book and impaired residential mortgage book at 31 December 2011 and 31 December 2010 (excluding EBS in 2010) by year of origination.

	2011
	Residential mortgage portfolio		Impaired residential mortgage portfolio
Republic of Ireland	Number	Balance € m	Number	Balance € m
1996 and before	11,054	298	972	35
1997	4,091	134	343	16
1998	4,895	215	414	30
1999	6,276	334	555	45
2000	7,126	478	580	58
2001	7,473	611	661	72
2002	12,277	1,221	1,061	144
2003	16,526	1,964	1,559	262
2004	21,326	3,116	2,088	452
2005	27,582	4,874	3,078	838
2006	34,373	7,264	4,451	1,401
2007	32,836	7,129	4,219	1,290
2008	30,688	6,642	3,220	1,032
2009	21,559	3,983	1,101	297
2010	15,110	2,629	272	64
2011	4,869	775	8	2

Total	258,061	41,667	24,582	6,038

The table shows that 20% of the residential mortgage book originated before 2005, with such loans representing 18% of the impaired residential mortgage book at 31 December 2011. A further 62% of the residential mortgage book originated between 2005 and 2008, with such loans representing 76% of the impaired residential mortgage book. The remainder of the book (18%) originated since 2008 and represent 6% of the impaired residential mortgages book.

	2010
	Residential mortgage portfolio		Impaired residential mortgage portfolio
Republic of Ireland	Number	Balance € m	Number	Balance € m
1996 and before	5,831	140	174	4
1997	1,895	58	52	2
1998	2,446	108	78	5
1999	3,404	189	133	9
2000	4,257	281	153	14
2001	4,731	342	140	12
2002	7,783	746	195	25
2003	11,724	1,355	324	55
2004	15,086	2,104	460	87
2005	19,575	3,221	607	137
2006	24,106	4,816	849	238
2007	23,192	4,820	654	197
2008	21,712	4,501	348	157
2009	16,082	2,905	106	39
2010	9,535	1,579	9	2

Total	171,359	27,165	4,282	983

3.1 Credit risk - Credit profile of residential mortgages (continued)

Residential mortgages - AIB UK

The following tables profile the AIB UK residential mortgage portfolio at 31 December 2011 and 31 December 2010.

	2011
Core	Owner-occupier € m	Buy-to-let € m	Total € m
Total residential mortgages	2,711	143	2,854
In arrears (>30 days past due)(1)	142	8	150
In arrears (>90 days past due)(1)	101	5	106
Of which impaired	59	4	63
Statement of financial position specific provisions	19	1	20
Statement of financial position IBNR provisions	88	1	89
Income statement specific provisions	13	—	13
Income statement IBNR provisions	53	(1)	52
Specific provisions/impaired loans cover	32.9%	17.1%	32.0%

	2011
Non-Core	Owner-occupier € m	Buy-to-let € m	Total € m
Total residential mortgages	112	291	403
In arrears (>30 days past due)(1)	110	25	135
In arrears (>90 days past due)(1)	110	22	132
Of which impaired	110	20	130
Statement of financial position specific provisions	36	11	47
Statement of financial position IBNR provisions	—	11	11
Income statement specific provisions	20	6	26
Income statement IBNR provisions	—	8	8
Specific provisions/impaired loans cover	33.0%	52.0%	36.0%

	2011
Total	Owner-occupier € m	Buy-to-let € m	Total € m
Total residential mortgages	2,823	434	3,257
In arrears (>30 days past due)(1)	252	33	285
In arrears (>90 days past due)(1)	211	27	238
Of which impaired	169	24	193
Statement of financial position specific provisions	55	12	67
Statement of financial position IBNR provisions	88	12	100
Income statement specific provisions	33	6	39
Income statement IBNR provisions	53	7	60
Specific provisions/impaired loans cover	32.9%	46.1%	34.7%

(1)	Includes all impaired loans whether past due or not.

Risk management - 3. Individual risk types

3.1 Credit risk - Credit profile of residential mortgages (continued)

Residential mortgages - AIB UK (continued)

	2010
Total	Owner-occupier € m	Buy-to-let € m	Total € m
Total residential mortgages	3,004	458	3,462
In arrears (>30 days past due)(1)	165	22	187
In arrears (>90 days past due)(1)	124	18	142
Of which impaired	100	16	116
Statement of financial position specific provisions	24	5	29
Statement of financial position IBNR provisions	32	5	37
Income statement specific provisions	17	3	20
Income statement IBNR provisions	26	4	30
Specific provisions/impaired loans cover	24.0%	31.3%	26.0%

(1)	Includes all impaired loans whether past due or not.

Residential mortgages in AIB UK were € 3.2 billion at 31 December 2011 compared to € 3.5 billion at 31 December 2010 and comprised owner-occupier mortgages of € 2.8 billion and buy-to-let mortgages of € 0.4 billion. The level of >90 days arrears including impaired loans was 7.44% compared to 4.09% at 31 December 2010, driven primarily by an increase in the levels of arrears in Northern Ireland. Statement of financial position specific provisions at € 67 million were up from € 29 million at 31 December 2010, with cover increasing from 26% to 35% reflecting house price declines in Northern Ireland. IBNR statement of financial position provisions of € 100 million are held, up from € 37 million at 31 December 2010, and reflect management’s view of incurred loss in the performing book, particularly in relation to low-start mortgages in Northern Ireland. The income statement charge for the period of € 99 million, comprising € 39 million specific charge and € 60 million IBNR charge, increased from € 50 million (€ 20 million specific and € 30 million IBNR) in 2010.

Further details regarding residential mortgages – AIB UK are analysed below and in the following pages.

Repossessions - residential mortgages

	2011
Residential mortgages - UK	Number of repossessions	Balance outstanding € m
Owner-occupier	59	14
Buy-to-let	33	7

	92	21

	2010
Residential mortgages - UK	Number of repossessions	Balance outstanding € m
Owner-occupier	38	9
Buy-to-let	16	3

Total	54	12

During the year ended 31 December 2011, 68 properties were disposed of in the UK, resulting in a cumulative loss on sale of € 6.6 million. A total of 106 properties were repossessed in the UK in 2011, the majority of which were through voluntary surrender or abandonment of the property.

3.1 Credit risk - Credit profile of residential mortgages (continued)

The property values in the following loan-to-value (“LTV”) tables are determined with reference to the original or most recent valuation indexed to the Nationwide UK House Price Index.

Actual and weighted average loan-to-value ratios across principal mortgage portfolios

The following tables profile the total AIB UK residential mortgage portfolio by the indexed LTV ratios at 31 December 2011 and 31 December 2010 and the weighted average indexed LTV ratios for elements of the book as at 31 December 2011.

	2011
	Owner-occupier		Buy-to-let		Total
AIB UK	€ m	%	€ m	%	€ m	%
Less than 50%	543	19.2	58	13.3	601	18.5
50% - 70%	525	18.6	77	17.7	602	18.5
71% to 80%	315	11.2	31	7.2	346	10.6
81% to 90%	301	10.7	37	8.7	338	10.4
91% to 100%	276	9.8	28	6.3	304	9.3
101% to 120%	301	10.6	39	9.0	340	10.4
121% to 150%	329	11.6	94	21.7	423	13.0
Greater than 150%	233	8.3	70	16.1	303	9.3

Total	2,823	100.0	434	100.0	3,257	100.0
Weighted average indexed LTV(1):
Stock of residential mortgages at year end		88.2		101.1		89.9
New residential mortages during year		70.0		77.0		70.4
Impaired mortgages		105.9		121.8		107.9

31% of the owner-occupier and 47% of the buy-to-let mortgages were in negative equity at 31 December 2011. In terms of the total portfolio, 33% was in negative equity at 31 December 2011, driven by more pronounced property price declines in Northern Ireland.

	2010
	Owner-occupier		Buy-to-let		Total
AIB UK	€ m	%	€ m	%	€ m	%
Less than 50%	590	19.6	60	13.0	650	18.7
50% - 70%	567	18.9	87	19.0	654	18.9
71% to 80%	351	11.7	39	8.4	390	11.2
81% to 90%	335	11.2	39	8.7	374	10.9
91% to 100%	278	9.3	25	5.6	303	8.8
101% to 120%	325	10.8	42	9.2	367	10.6
121% to 150%	337	11.2	99	21.5	436	12.6
Greater than 150%	221	7.3	67	14.6	288	8.3

Total	3,004	100.0	458	100.0	3,462	100.0

(1)	The weighted average indexed LTVs are the individual indexed LTV calculations weighted by the mortgage balance against each property.

Risk management - 3. Individual risk types

3.1 Credit risk - Credit profile of residential mortgages (continued)

Loan-to-value ratios of residential mortgage lending that is neither past due nor impaired

The following tables profile the AIB UK residential mortgage portfolio that is neither past due nor impaired by the indexed LTV ratios at 31 December 2011 and 31 December 2010.

	2011
	Owner-occupier		Buy-to-let		Total
AIB UK	€ m	%	€ m	%	€ m	%
Less than 50%	519	20.5	56	14.4	575	19.7
50% - 70%	483	19.0	72	18.6	555	19.0
71% to 80%	283	11.2	29	7.5	312	10.7
81% to 90%	265	10.5	29	7.5	294	10.0
91% to 100%	238	9.4	25	6.3	263	9.0
101% to 120%	267	10.5	35	9.1	302	10.3
121% to 150%	281	11.1	83	21.4	364	12.5
Greater than 150%	197	7.8	59	15.2	256	8.8

Total	2,533	100.0	388	100.0	2,921	100.0

29% of owner-occupier and 46% of buy-to-let mortgages that were neither past due nor impaired were in negative equity at 31 December 2011. In total, 32% of such mortgages were in negative equity at 31 December 2011, driven by more pronounced property price declines in Northern Ireland.

	2010
	Owner-occupier		Buy-to-let		Total
AIB UK	€ m	%	€ m	%	€ m	%
Less than 50%	568	20.2	58	13.5	626	19.3
50% - 70%	533	19.0	81	19.0	614	19.0
71% to 80%	322	11.5	36	8.3	358	11.1
81% to 90%	309	11.0	39	9.0	348	10.7
91% to 100%	256	9.2	25	5.6	281	8.7
101% to 120%	304	10.8	40	9.2	344	10.6
121% to 150%	310	11.0	90	21.1	400	12.4
Greater than 150%	204	7.3	61	14.3	265	8.2

Total	2,806	100.0	430	100.0	3,236	100.0

3.1 Credit risk - Credit profile of residential mortgages (continued)

Loan-to-value ratios of residential mortgage portfolio that is > 90 days past due and/or impaired

The following tables profile the AIB UK residential mortgage portfolio that was >90 days past due and/or impaired by the indexed LTV ratios at 31 December 2011 and 31 December 2010.

	2011
	Owner-occupier		Buy-to-let		Total		Total residential mortgage portfolio
AIB UK	€ m	%	€ m	%	€ m	%	€ m	%
Less than 50%	14	7.1	—	—	14	6.3	601	18.5
50% - 70%	27	12.8	4	14.8	31	13.0	602	18.5
71% to 80%	26	12.3	1	3.7	27	11.3	346	10.6
81% to 90%	25	11.9	3	11.1	28	11.8	338	10.4
91% to 100%	26	12.3	2	7.4	28	11.8	304	9.3
101% to 120%	24	11.4	2	7.4	26	10.9	340	10.4
121% to 150%	37	17.5	7	26.0	44	18.5	423	13.0
Greater than 150%	32	14.7	8	29.6	40	16.4	303	9.3

Total	211	100.0	27	100.0	238	100.0	3,257	100.0

44% of owner-occupier and 63% of buy-to-let mortgages that were >90 days past due and/or impaired were in negative equity at 31 December 2011 with 46% of the overall portfolio in negative equity at 31 December 2011, driven by more pronounced property price declines in Northern Ireland.

	2010
	Owner-occupier		Buy-to-let		Total		Total residential mortgage portfolio
AIB UK	€ m	%	€ m	%	€ m	%	€ m	%
Less than 50%	11	8.9	1	0.1	12	7.9	650	18.7
50% - 70%	14	11.4	3	17.6	17	12.1	654	18.9
71% to 80%	17	13.8	2	11.8	19	13.6	390	11.2
81% to 90%	16	12.6	—	—	16	11.4	374	10.9
91% to 100%	16	12.6	1	5.9	17	11.4	303	8.8
101% to 120%	17	13.8	2	11.8	19	13.6	367	10.6
121% to 150%	19	15.5	5	29.4	24	17.1	436	12.6
Greater than 150%	14	11.4	4	23.4	18	12.9	288	8.3

Total	124	100.0	18	100.0	142	100.0	3,462	100.0

Risk management - 3. Individual risk types

3.1 Credit risk - Credit profile of residential mortgages (continued)

Arrears profile of residential mortgages which are past due but not impaired

The following tables profile AIB UK residential mortgages that were past due but not impaired at 31 December 2011 and 31 December 2010.

	2011
AIB UK	Owner-occupier € m	Buy-to-let € m	Total € m
1 - 30 days	38	13	51
31 - 60 days	25	4	29
61 - 90 days	16	2	18
91 - 180 days	27	3	30
181 - 365 days	11	—	11
Over 365 days	4	—	4

Total	121	22	143

€ 143 million or 4% of the AIB UK residential mortgage book was past due but not impaired at 31 December 2011 compared to € 110 million or 3% at 31 December 2010. Of the loan book that was past due, € 49 million or 34% was <30 days past due (2010: € 39 million or 35%). The increase in past due loans reflects the continuing economic downturn which continues to give rise to falling disposable incomes.

	2010
AIB UK	Owner-occupier € m	Buy-to-let € m	Total € m
1 - 30 days	33	6	39
31 - 60 days	21	2	23
61 - 90 days	20	2	22
91 - 180 days	16	1	17
181 - 365 days	5	1	6
Over 365 days	3	—	3

Total	98	12	110

3.1 Credit risk - Credit profile of residential mortgages (continued)

Loan origination profile

The following tables profile AIB UK residential mortgage book and impaired residential mortgage book at 31 December 2011 and 31 December 2010 by year of origination.

	2011
	Residential mortgage portfolio		Impaired residential mortgage portfolio
AIB UK	Number	Balance € m	Number	Balance € m
1996 and before	418	20	1	—
1997	87	3	—	—
1998	113	6	1	—
1999	293	15	—	—
2000	276	18	—	—
2001	3,656	121	114	5
2002	1,466	97	42	2
2003	2,108	160	104	10
2004	2,558	236	119	12
2005	3,400	369	214	25
2006	5,174	658	311	51
2007	5,815	884	339	66
2008	2,771	400	100	18
2009	1,315	160	18	2
2010	656	76	6	—
2011	337	34	1	2

Total	30,443	3,257	1,370	193

The table shows that 21% of the residential mortgage book at 31 December 2011 originated before 2005, with such loans representing 15% of the impaired residential mortgage book at 31 December 2011. A further 71% of the residential mortgage book originated between 2005 and 2008, with such loans representing 83% of the impaired residential mortgage book. The remainder of the book (8%) originated since 2008 and represent 2% of the impaired residential mortgages book.

	2010
	Residential mortgage portfolio		Impaired residential mortgage portfolio
AIB UK	Number	Balance € m	Number	Balance € m
1996 and before	488	21	1	—
1997	105	4	—	—
1998	133	10	—	—
1999	337	20	—	—
2000	309	21	—	—
2001	4,037	133	67	2
2002	1,572	107	25	2
2003	2,246	175	61	7
2004	2,741	258	69	7
2005	3,618	396	136	14
2006	5,488	712	196	36
2007	6,089	916	234	38
2008	2,912	420	54	9
2009	1,455	180	11	1
2010	720	89	1	—

Total	32,250	3,462	855	116

Risk management - 3. Individual risk types

3.1 Credit risk (continued)

Credit ratings of total loans and receivables to customers

Internal credit ratings

Ratings profiles

The Group uses various rating tools in managing its credit risk. Each rating tool has up to 11 rating/grading points, each point or grade in turn has its own ascribed Probability of Default (“PD”), which differentiates the risk associated with the borrowers under each grade. Rating tools are designed to ensure they are suitable for the type of borrowers being rated and hence can have different PD bands or scales. Hence a rating tool being used to grade credit card borrowers will have a higher average PD than a tool being used to rate commercial borrowers and will have different PDs attached to individual grading points.

To facilitate the aggregation of these individual tools for reporting purposes the Group uses a Reporting masterscale which has 13 points, each with its own PD. The PD range for the full masterscale is 0% to 100% (where 100% indicates a borrower who is in default). The reporting masterscale in itself is not a rating tool and is not used in decision making or in the ongoing management of loans. It facilitates mapping of the individual rating tools purely by PD.

The role of rating tools is outlined in the Risk Management section of this report (see Risk Identification and Assessment and Risk Management and Mitigation) and highlights the role of rating tools in identifying and managing loans including those of lower quality. These lower quality loans are referred to as Criticised loans and while identifiable within their own rating models can be spread across different ranges in the reporting masterscale as they carry different PDs. Criticised loans are profiled in detail on pages 91 and 107 of this report.

For reporting purposes Loans and Receivables to customers are categorised into Neither Past due nor impaired, Past Due but not impaired and Impaired.

Neither Past due nor impaired applies to those loans that are neither Past due nor Impaired.

Past due but not impaired are defined as follows: When a borrower fails to make a contractually due payment, a loan is deemed to be past due. Past due days is a term used to describe the cumulative number of days a missed payment is overdue. When a loan or exposure is past due, the entire exposure is reported as past due, not just the amount of any excess or arrears.

Impaired loans are defined as follows: A loan is impaired if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the assets (a ‘loss event’) and that loss event (or events) has an impact such that the present value of future cash flows is less than the current carrying value of the financial asset or group of assets and requires an impairment provision to be recognised in the income statement.

Loans that are Neither Past due nor impaired are further classified into “Strong, Satisfactory and Higher Risk”, and a description of each category is as follows:

Grades 1 – 3 (Strong) typically includes strong corporate and commercial lending combined with elements of the retail portfolios and residential mortgages.

Grades 4 – 10 (Satisfactory) typically includes new business written and existing satisfactorily performing exposures across all portfolios. The lower end of this category includes a portion of the Group’s criticised loans (i.e. loans requiring additional management attention over and above that normally required for the loan type) that are neither past due nor impaired.

Grades 11 – 13 (Higher Risk) contains the remainder of the Group’s criticised loans that are neither past due nor impaired, together with loans written at a high PD where there is a commensurate higher margin for the risk taken.

Loans and receivables to customers

Lending classifications:

Corporate/commercial includes loans to corporate and larger commercial enterprises processed through one of the Group’s corporate/commercial rating tools, where the exposure is typically greater than € 300,000.

Residential mortgages includes loans for the purchase of residential properties processed through the Group’s residential mortgage rating tools. In some circumstances, residential mortgage exposures can be processed through the Group’s Corporate and Commercial rating tools (e.g. where a borrower has more than five investment properties).

Other includes loans to SMEs and individuals. In some cases, behaviour scoring and credit scoring methodologies are used.

The tables for Internal credit ratings – total loans and receivables to customers are shown on the following pages.

Risk management - 3. Individual risk types

3.1 Credit risk - Credit ratings of total loans and receivables to customers (continued)

Internal credit ratings by asset class*

	31 December 2011
	Corporate/Commercial			Residential mortgages			Other			Total
	Loans and receivables to customers	Financial assets held for sale to NAMA	Disposal groups and non- current assets held for sale	Loans and receivables to customers	Financial assets held for sale to NAMA	Disposal groups and non- current assets held for sale	Loans and receivables to customers	Financial assets held for sale to NAMA	Disposal groups and non- current assets held for sale	Loans and receivables to customers	Financial assets held for sale to NAMA	Disposal groups and non- current assets held for sale
Masterscale grade	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m
1 to 3	2,022	—	15	9,153	—	—	1,041	—	—	12,216	—	15
4 to 10	19,972	—	1,099	22,513	—	41	3,019	—	—	45,504	—	1,140
11 to 13	4,568	—	7	4,245	—	—	1,361	—	—	10,174	—	7

	26,562	—	1,121	35,911	—	41	5,421	—	—	67,894	—	1,162
Past due but not impaired	2,120	—	—	2,191	—	2	484	—	1	4,795 (1)	—	3 (2)
Impaired	17,853	—	18	5,571	—	12	1,379	—	—	24,803	—	30

	46,535	—	1,139	43,673	—	55	7,284	—	1	97,492	—	1,195

Unearned income										(123)	—	(2)
Deferred costs										103	—	—
Provisions										(14,932)	—	(9)

Total										82,540	—	1,184

(1)	Of this amount, € 66 million relates to masterscale grade 1 – 3, € 1,392 million relates to masterscale grade 4 – 10, and € 3,337 million relates to masterscale grade 11 – 13.
(2)	Of this amount, Nil relates to masterscale grade 1 – 3, € 2 million relates to masterscale grade 4 – 10, and € 1 million relates to masterscale grade 11 – 13.
*	Forms an integral part of the audited financial statements

Risk management - 3. Individual risk types

3.1 Credit risk - Credit ratings of total loans and receivables to customers (continued)

Internal credit ratings by asset class* (continued)

	31 December 2010
	Corporate/Commercial			Residential mortgages			Other			Total
	Loans and receivables to customers	Financial assets held for sale to NAMA	Disposal groups and non- current assets held for sale	Loans and receivables to customers	Financial assets held for sale to NAMA	Disposal groups and non- current assets held for sale	Loans and receivables to customers	Financial assets held for sale to NAMA	Disposal groups and non- current assets held for sale	Loans and receivables to customers	Financial assets held for sale to NAMA		Disposal groups and non- current assets held for sale
Masterscale grade	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m		€ m
1 to 3	2,915	—	—	12,638	7	—	1,156	—	—	16,709	7		—
4 to 10	34,527	863	—	12,871	5	44	3,407	12	—	50,805	880		44
11 to 13	5,806	439	—	1,436	5	—	1,555	1	—	8,797	445		—

	43,248	1,302	—	26,945	17	44	6,118	13	—	76,311	1,332		44
Past due but not impaired	3,347	164	—	1,313	10	3	719	1	—	5,379 (1)	175	(2)	3	(3)
Impaired	10,115	710	—	839	30	27	1,160	1	—	12,114	741		27

	56,710	2,176	—	29,097	57	74	7,997	15	—	93,804	2,248		74

Unearned income										(167)	—		—
Provisions										(7,287)	(329)		(12)

Total										86,350	1,919		62

(1)	Of this amount, € 95 million relates to masterscale grade 1 – 3, € 1,798 million relates to masterscale grade 4 – 10, and € 3,486 million relates to masterscale grade 11 – 13.
(2)	Of this amount, Nil relates to masterscale grade 1 – 3, € 19 million relates to masterscale grade 4 – 10, and € 156 million relates to masterscale grade 11 – 13.
(3)	Of this amount, Nil relates to masterscale grade 1 – 3, € 3 million relates to masterscale grade 4 – 10, and Nil relates to masterscale grade 11 – 13.
*	Forms an integral part of the audited financial statements

3.1 Credit risk - Credit ratings of total loans and receivables to customers (continued)

External credit ratings*

The external ratings profiles of loans and receivables to banks, NAMA senior bonds, trading portfolio financial assets (excluding equity securities), financial investments available for sale (excluding equity shares) and are as follows:

Group	2011
	Bank € m	Corporate € m	Sovereign € m		Other € m	Total € m
AAA/AA	2,741	—	3,966		1,468	8,175
A	3,073	14	175		171	3,433
BBB+/BBB/BBB-	3,170	77	25,185	(1)	35	28,467
Sub investment	175	150	48		68	441
Unrated	96	160	—		1	257

Total	9,255	401	29,374		1,743	40,773

Group	2010
	Bank € m	Corporate € m	Sovereign € m		Other € m	Total € m
AAA/AA	3,708	3	5,604		3,249	12,564
A	2,685	23	1,013		122	3,843
BBB+/BBB/BBB-	1,811	176	12,235		45	14,267
Sub investment	134	249	36		39	458
Unrated	13	197	—		12	222

Total	8,351	648	18,888		3,467	31,354

(1)	Includes NAMA senior bonds which do not have an external credit rating and to which the Group has attributed a rating of BBB+ i.e. the external rating of the Sovereign.
*	Forms an integral part of the audited financial statements

Risk management - 3. Individual risk types

3.1 Credit risk (continued)

Analysis of credit risk - 5 year summaries

Loan and receivables to customers portfolio by geography and industry sector*

The credit portfolio is diversified within each of its geographic markets (Ireland, United Kingdom, United States) by spread of locations, industry classification and individual customer.

Other than construction and property in Ireland (17.5%) and residential mortgages in Ireland (42.4%), as at 31 December 2011 no one industry, or loan category, in any geographic market accounts for more than 10% of AIB Group’s total loan portfolio.

The following table shows the loan and receivables to customers portfolio by geography and industry sector at 31 December 2011, 2010, 2009, 2008 and 2007 excluding in 2011, 2010 and 2009 those held for sale to NAMA. Loans and receivables held for sale to NAMA are analysed on page 149. Included within continuing operations for 2010 is € 74 million in loans and receivables to customers relating to AmCredit that at the time were held within ‘Disposal groups and non-current assets held for sale’.

	2011 € m	2010 Continuing operations € m	2010 Discontinued operations € m	2009 € m	2008 € m	2007 € m
IRELAND
Agriculture	1,810	1,939	—	2,015	2,217	1,956
Energy	431	686	—	844	992	923
Manufacturing	1,563	2,617	—	3,108	3,801	3,212
Construction and property	17,222	17,246	—	15,930	33,290	29,973
Distribution	6,391	7,626	—	8,182	9,364	8,704
Transport	614	809	—	979	1,016	1,150
Financial	1,048	1,368	—	1,403	1,549	1,472
Other services	3,276	4,080	—	4,700	5,422	5,393
Personal - Home mortgages	41,847	27,290	—	27,818	26,546	24,507
- Other	4,755	5,349	—	6,242	7,357	7,862
Lease financing	544	764	—	922	1,107	1,148
Guaranteed by Irish Government	—	—	—	—	1	6

	79,501	69,774	—	72,143	92,662	86,306

UNITED KINGDOM
Agriculture	58	67	—	120	149	160
Energy	250	304	—	292	372	344
Manufacturing	486	843	—	1,193	1,348	1,415
Construction and property	6,938	7,430	—	7,068	10,312	13,506
Distribution	2,109	2,439	—	2,639	2,615	3,004
Transport	683	749	—	601	647	628
Financial	320	525	—	696	826	1,223
Other services	3,474	4,523	—	4,936	5,356	5,655
Personal - Home mortgages	3,325	3,534	—	3,635	3,629	4,554
- Other	566	672	—	861	757	1,394
Lease financing	—	8	—	48	61	115

	18,209	21,094	—	22,089	26,072	31,998

UNITED STATES
Agriculture	—	—	—	3	6	4
Energy	41	201	—	435	614	457
Manufacturing	12	60	—	161	260	213
Construction and property	218	732	—	904	1,090	565
Distribution	14	122	—	162	209	119
Transport	32	73	—	69	76	24
Financial	—	29	—	54	146	330
Other services	271	751	—	753	977	872

	588	1,968	—	2,541	3,378	2,584

*	Forms an integral part of the audited financial statements

3.1 Credit risk - Analysis of credit risk - 5 year summaries (continued)

Loan and receivables to customers portfolio by geography and industry sector* (continued)

	2011 € m	2010 Continuing operations € m	2010 Discontinued operations € m	2009 € m	2008 € m	2007 € m
POLAND
Agriculture	—	—	133	126	165	183
Energy	—	—	70	86	76	77
Manufacturing	—	—	978	1,024	1,145	999
Construction and property	—	—	2,542	2,852	2,760	1,857
Distribution	—	—	837	804	790	675
Transport	—	—	81	83	100	91
Financial	—	—	125	143	237	117
Other services	—	—	318	322	461	416
Personal - Home mortgages	—	—	1,821	1,538	1,352	1,040
- Other	—	—	1,051	1,039	857	643
Lease financing	—	—	685	711	745	737

	—	—	8,641	8,728	8,688	6,835

REST OF WORLD	389	1,042	—	1,106	1,363	993

Total loans to customers	98,687 (1)	93,878	8,641	106,607	132,163	128,716
Unearned income	(125)	(167)	(67)	(279)	(382)	(371)
Deferred costs	103	—	—	—	—	—
Provisions for impairment	(14,941)	(7,299)	(344)	(2,987)	(2,292)	(742)

Total loans and receivables	83,724	86,412	8,230	103,341	129,489	127,603

(1)	Includes € 1,195 million in loans and receivables to customers that relate to ‘Disposal groups and non-current assets held for sale’.
*	Forms an integral part of the audited financial statements

Risk management - 3. Individual risk types

3.1 Credit risk - Analysis of credit risk - 5 year summaries (continued)

Percentages of loans to customers by geography and industry sector

The following table shows the percentages of loans to customers by geography and industry sector at 31 December 2011, 2010, 2009, 2008 and 2007, excluding in 2011, 2010 and 2009 those held for sale to NAMA but including, in 2010, those within disposal groups and non-currents assets held for sale, that were not classified as discontinued operations (0.1%, Rest of World).

	2011	2010	2010	2009	2008	2007
	%	Continuing operations %	Discontinued operations %	%	%	%
IRELAND
Agriculture	1.8	1.9	—	1.9	1.7	1.5
Energy	0.4	0.7	—	0.8	0.7	0.7
Manufacturing	1.6	2.6	—	2.9	2.9	2.5
Construction and property	17.5	16.8	—	14.9	25.2	23.3
Distribution	6.5	7.4	—	7.7	7.1	6.8
Transport	0.6	0.8	—	0.9	0.8	0.9
Financial	1.1	1.3	—	1.3	1.1	1.1
Other services	3.3	4.0	—	4.4	4.1	4.2
Personal - Home mortgages	42.4	26.6	—	26.1	20.1	19.0
- Other	4.8	5.2	—	5.9	5.6	6.1
Lease financing	0.6	0.7	—	0.9	0.8	0.9

	80.6	68.0	—	67.7	70.1	67.0

UNITED KINGDOM
Agriculture	0.1	0.1	—	0.1	0.1	0.1
Energy	0.3	0.3	—	0.3	0.3	0.3
Manufacturing	0.5	0.8	—	1.1	1.0	1.1
Construction and property	7.0	7.3	—	6.6	7.8	10.5
Distribution	2.1	2.4	—	2.5	2.0	2.3
Transport	0.7	0.7	—	0.6	0.5	0.5
Financial	0.3	0.5	—	0.7	0.6	1.0
Other services	3.5	4.4	—	4.6	4.0	4.4
Personal - Home mortgages	3.4	3.4	—	3.4	2.7	3.5
- Other	0.6	0.7	—	0.8	0.6	1.1
Lease financing	—	—	—	—	0.1	0.1

	18.5	20.6	—	20.7	19.7	24.9

UNITED STATES
Energy	—	0.2	—	0.3	0.5	0.3
Manufacturing	—	0.1	—	0.2	0.2	0.2
Construction and property	0.2	0.7	—	0.8	0.8	0.4
Distribution	—	0.1	—	0.2	0.2	0.1
Transport	—	0.1	—	0.1	0.1	—
Financial	—	—	—	0.1	0.1	0.3
Other services	0.3	0.7	—	0.7	0.7	0.7

	0.5	1.9	—	2.4	2.6	2.0

POLAND
Agriculture	—	—	0.1	0.1	0.1	0.1
Energy	—	—	0.1	0.1	0.1	0.1
Manufacturing	—	—	1.0	1.0	0.9	0.8
Construction and property	—	—	2.5	2.7	2.1	1.4
Distribution	—	—	0.8	0.7	0.6	0.5
Transport	—	—	0.1	0.1	0.1	0.1
Financial	—	—	0.1	0.1	0.2	0.1
Other services	—	—	0.3	0.3	0.3	0.3
Personal - Home mortgages	—	—	1.8	1.4	1.0	0.8
- Other	—	—	1.0	1.0	0.6	0.5
Lease financing	—	—	0.7	0.7	0.6	0.6

	—	—	8.5	8.2	6.6	5.3

REST OF WORLD	0.4	1.0	—	1.0	1.0	0.8

Total loans	100.0	91.5	8.5	100.0	100.0	100.0

3.1 Credit risk - Analysis of credit risk - 5 year summaries (continued)

Risk elements in lending

The Group’s loan control and review procedures generally do not include the classification of loans as non-accrual, accruing past due, restructured and potential problem loans, as defined by the SEC. Management has, however, set out in the following table the amount of loans, (including, in the case of 2011, 2010 and 2009, those held for sale to NAMA and in 2010 those within discontinued operations)(2), at 31 December, without giving effect to available security and before deduction of provisions, using the SEC’s classification:

	2011 € m	2010 € m	2009 € m	2008 € m	2007 € m
Loans accounted for on non-accrual basis(1)
Ireland	21,047	10,215	14,922	1,972	531
United Kingdom	3,725	2,524	1,944	689	331
United States	49	75	42	61	—
Poland(2)	—	587	477	250	187
Rest of World	12	68	68	19	—

	24,833	13,469	17,453	2,991	1,049

Accruing loans which are contractually past due 90 days or more as to principal or interest
Ireland	1,371	1,768	815	153	48
United Kingdom	74	59	83	117	46
United States	—	29	—	13	—
Poland(2)	—	3	4	1	13

	1,445	1,859	902	284	107

Restructured loans not included above(3)	75	233	140	—	—
Other real estate and other assets owned	17	12	10	—	—
(1)

These figures represent AIB’s impaired loans before provisions. Total interest income that would have been recorded during the year ended 31 December 2011 had interest on gross impaired loans been included in income amounted to € 528 million (2010: € 462 million; 2009: € 235 million; 2008: € 109 million; 2007: € 60 million; 2006: € 47 million) - € 456 million for Ireland, € 61 million for the United Kingdom, United States € 1 million, € 9 million for Poland and Rest of World € 1 million. Of the total figure of € 528 million above, € 236 million (2010: € 296 million; 2009: € 172 million; 2008: € 45 million; 2007: € 21 million) was included in income for the year ended 31 December 2011 for interest on impaired loans (net of provisions).

(2)	For 2010, Poland is classified as a discontinued operation.
(3)

AIB does not normally restructure loans at concessionary interest rates or restructure on uncommercial terms. In circumstances where it does enter into such arrangements these loans are classified as impaired and hence included in the table above. In certain circumstances, as part of a loan restructure, AIB will convert debt to equity and if the recapitalised borrower is viable will reclassify the debt as performing. The value of equity held in the statement of financial position as at 31 December 2011 from such transactions was € 6 million (2010: € 48 million) and the amount of debt resulting from such transactions and held in performing grades was € 33 million.

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

Risk management - 3. Individual risk types

3.1 Credit risk - Analysis of credit risk - 5 year summaries (continued)

Impaired loans to customers*

The following table presents an analysis of AIB Group’s impaired loans to customers at 31 December 2011, 2010, 2009, 2008 and 2007. Loans and receivables held for sale to NAMA are analysed on page 149.

	2011	2010	2010	2009	2008	2007
	€ m	Continuing operations € m	Discontinued operations € m	€ m	€ m	€ m
IRELAND
Agriculture	299	193	—	105	47	23
Energy	34	7	—	11	10	3
Manufacturing	303	293	—	134	71	17
Construction and property	9,467	5,510	—	2,275	1,148	125
Distribution	2,499	1,505	—	846	147	109
Transport	113	77	—	34	11	12
Financial	168	61	—	70	17	2
Other services	628	384	—	206	65	36
Personal - Home mortgages	6,138	1,013	—	475	163	53
- Other	1,253	777	—	556	257	135
Lease financing	145	135	—	96	36	16

	21,047	9,955	—	4,808	1,972	531

UNITED KINGDOM
Agriculture	11	10	—	4	2	1
Energy	1	—	—	2	—	—
Manufacturing	132	75	—	66	33	43
Construction and property	2,389	1,408	—	449	432	108
Distribution	557	240	—	229	89	51
Transport	14	2	—	2	2	6
Financial	23	15	—	85	3	3
Other services	323	117	—	168	53	50
Personal - Home mortgages	193	115	—	56	53	34
- Other	82	61	—	40	22	35

	3,725	2,043	—	1,101	689	331

UNITED STATES
Energy	3	1	—	—	32	—
Manufacturing	1	—	—	11	17	—
Construction and property	43	40	—	8	12	—
Distribution	2	22	—	—	—	—
Transport	—	12	—	—	—	—
Other services	—	—	—	23	—	—

	49	75	—	42	61	—

POLAND
Agriculture	—	—	12	10	39	47
Energy	—	—	1	2	—	—
Manufacturing	—	—	62	74	46	31
Construction and property	—	—	264	194	61	32
Distribution	—	—	57	52	30	29
Transport	—	—	15	8	3	2
Financial	—	—	2	1	—	1
Other services	—	—	23	13	7	7
Personal - Home mortgages	—	—	19	13	11	11
- Other	—	—	97	75	36	19
Lease financing	—	—	35	35	17	8

	—	—	587	477	250	187

REST OF WORLD	12	68	—	68	19	—

TOTAL	24,833	12,141	587	6,496	2,991	1,049

*	Forms an integral part of the audited financial statements

3.1 Credit risk - Analysis of credit risk - 5 year summaries (continued)

2011

Impaired Loans - Continuing operations

The following commentary includes loans and receivables (including loans and receivables held for sale to NAMA and loans and receivables included within disposal groups and non current assets held for sale. It also includes the EBS which was acquired by AIB on 1 July 2011).

Group impaired loans were € 24,833 million at 31 December 2011 and now represent 25% of loans and receivables.

In Ireland, impaired loans were € 21,047 million representing 27% of total group loans and receivables up from € 9,955 million at December 2010. € 3,544 million of this increase relates to residential mortgage and property investment loans in the EBS which was acquired by AIB on 1 July 2011. The underlying increase in AIB impaired loans in the year was € 7,548 million and reflects the impact the continuing difficult economic environment in Ireland with rising unemployment, a lack of activity in the property/ housing sectors and reduced consumer spending is having on borrowers in most sectors, particularly the following: property (up € 3,416 million), distribution (hotels, licensed premises, retail) (up € 994 million) and residential mortgage (up € 2,122 million).

In the United Kingdom, impaired loans increased by € 1,682 million to € 3,725 million primarily in the following sectors; property (up € 981 million), distribution (up € 317 million), other services (up € 206 million) and residential mortgages (up € 78 million).

Impaired loans in the United States were € 49 million down on the 2010 level of € 75 million and are related to borrowers in the property sector. The reduction is primarily due to the write-off and sale of certain assets.

Impaired loans in the Rest of World were € 12 million down from € 68 million in 2010 and relate to residential mortgages in AmCredit. The reduction is largely due to the sale of portfolios in AmCredit and other loan portfolios in the CICB market segment.

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

Impaired loans in the United Kingdom increased by € 942 million in the year to 31 December 2010 to € 2,043 million and as a percentage of advances have increased to 9.7% from 5.0% at 31 December 2009. In Capital Markets division impaired loans decreased by € 23 million to € 166 million and reflect decreases in the manufacturing and financial sectors offset by additional impaired loans in the distribution and property sectors. In AIB UK division, impaired loans increased by € 965 million largely in the property (up € 936 million) and residential mortgage (up € 59 million) sectors.

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

Impaired Loans - Discontinued operations

In Poland, impaired loans have increased by € 110 million in the year to 31 December 2010 and now represent 6.8% of loans and receivables up from 5.5% at 31 December 2009 primarily in the property and SME sectors.

Risk management - 3. Individual risk types

3.1 Credit risk - Analysis of credit risk - 5 year summaries (continued)

Provisions for impairment (banks and customers)*

The following table presents an analysis of AIB Group’s provisions for impairment (both to banks and customers) at 31 December 2011, 2010, 2009, 2008 and 2007. Provisions for impairment of loans and receivables held for sale to NAMA are analysed separately on page 150.

	2011	2010	2010	2009	2008	2007
	€ m	Continuing operations € m	Discontinued operations € m	€ m	€ m	€ m
IRELAND
Agriculture	192	100	—	44	19	16
Energy	25	5	—	4	8	3
Manufacturing	184	128	—	58	35	11
Construction and property	5,332	2,310	—	557	398	54
Distribution	1,442	678	—	286	57	48
Transport	78	44	—	20	8	8
Financial	137	49	—	53	10	1
Other services	387	200	—	90	34	22
Personal - Home mortgages	1,718	212	—	81	32	12
- Other	854	479	—	302	136	97
Lease financing	121	109	—	67	25	12

	10,470	4,314	—	1,562	762	284

UNITED KINGDOM
Agriculture	7	5	—	1	—	1
Manufacturing	66	30	—	29	13	36
Construction and property	1,130	525	—	178	134	24
Distribution	256	121	—	88	37	20
Transport	12	1	—	2	1	2
Financial	9	3	—	35	2	1
Other services	180	49	—	61	21	16
Personal - Home mortgages	67	30	—	16	3	3
- Other	50	35	—	24	17	15

	1,777	799	—	434	228	118

UNITED STATES
Energy	3	—	—	—	4	—
Manufacturing	1	—	—	—	4	—
Construction and property	7	14	—	2	4	—
Other services	—	—	—	4	—	—
Distribution	—	2	—	—	—	—
Transport	—	6	—	—	—	—

	11	22	—	6	12	—

POLAND
Agriculture	—	—	7	7	—	—
Energy	—	—	1	1	—	—
Manufacturing	—	—	29	24	—	—
Construction and property	—	—	68	45	—	—
Distribution	—	—	28	23	—	—
Transport	—	—	7	4	—	—
Financial	—	—	1	1	—	—
Other services	—	—	13	8	101	98
Personal - Home mortgages	—	—	8	6	32	22
- Other	—	—	77	58	—	—
Lease financing	—	—	20	11	6	4

	—	—	259	188	139	124

REST OF WORLD	3	23	—	24	7	—

TOTAL SPECIFIC PROVISIONS	12,261	5,158	259	2,214	1,148	526

TOTAL IBNR PROVISIONS	2,684	2,145	85	777	1,146	218

TOTAL PROVISIONS	14,945	7,303	344	2,991	2,294	744

*	Forms an integral part of the audited financial statements

3.1 Credit risk - Analysis of credit risk - 5 year summaries (continued)

Movements in provisions for impairment of loans and receivables

(including loans and receivables held for sale to NAMA and loans and receivables included within disposal groups and non-current assets held for sale)

	Years ended 31 December
	2011 € m	2010 € m	2009 € m	2008 € m	2007 € m
Total provisions at beginning of period	7,976	7,156	2,294	744	707
Transfers out	—	(6)	(10)	—	—
Acquisition of subsidiaries	738	—	—	—	—
Disposal of subsidiaries	(360)	—	—	—	—
Transferred to NAMA	(570)	(4,569)	—	—	—
Exchange translation adjustments	74	40	31	(117)	(8)
Recoveries of provisions previously charged off	4	48	6	11	13

	7,862	2,669	2,321	638	712
Amounts charged off
Ireland	(481)	(490)	(287)	(68)	(37)
United Kingdom	(253)	(236)	(149)	(78)	(13)
United States	(37)	(20)	(15)	(1)	—
Poland	(2)	(52)	(57)	(19)	(24)
Rest of World	(29)	(15)	(12)	—	—

	(802)	(813)	(520)	(166)	(74)
Net provision movement(1)
Ireland	6,457	5,312	4,671	1,348	111
United Kingdom	1,371	705	530	363	(1)
United States	25	30	10	12	—
Poland	24	110	117	101	9
Rest of World	12	11	33	9	—

	7,889	6,168	5,361	1,833	119
Recoveries of provisions previously charged off(1)
Ireland	(2)	(3)	(1)	(7)	(4)
United Kingdom	(2)	(39)	(1)	(1)	(2)
United States	—	(1)	—	—	—
Poland	—	(5)	(4)	(3)	(7)

	(4)	(48)	(6)	(11)	(13)

Total provisions at end of period	14,945	7,976	7,156	2,294	744

Provisions at end of period
Specific	12,261	5,646	5,798	1,148	526
IBNR	2,684	2,330	1,358	1,146	218

	14,945	7,976	7,156	2,294	744

Amounts include:
Loans and receivables to banks	4	4	4	2	2
Loans and receivables to customers	14,932	7,287	2,987	2,292	742
Loans and receivables held for sale to NAMA	—	329	4,165	—	—
Loans and receivables of discontinued operations	—	344	—	—	—
Loans and receivables of disposal groups and non-current assets held for sale	9	12	—	—	—

	14,945	7,976	7,156	2,294	744

(1)

The aggregate of these sets of figures represents the total provisions for impairment charged to income. Commentary on the movements is detailed on page 139 (impaired loans), on pages 142 to 145 (provisions for impairment) and page 147 (net loans charged-off).

Risk management - 3. Individual risk types

3.1 Credit risk - Analysis of credit risk - 5 year summaries (continued)

Provisions for impairment of loans and receivables

(including loans and receivables held for sale to NAMA and loans and receivables included within discontinued operations)

The following table reconciles the total provisions for impairment charged to income for the years ended 31 December 2011, 2010, 2009, 2008 and 2007 as shown in (A), the table on page 141 relating to ‘Movements in provisions for impairment of loans and receivables (including loans and receivables held for sale to NAMA and loans and receivables included within discontinued operations)’, with that shown in (B), AIB Group’s ‘Consolidated statement of income’.

	2011 € m	2010 € m	2009 € m	2008 € m	2007 € m
(A)
Net provision movement	7,889	6,168	5,361	1,833	119
Recoveries of loans previously charged off	(4)	(48)	(6)	(11)	(13)

Total charged to income	7,885	6,120	5,355	1,822	106

(B)
Provisions for impairment	7,885	6,120	5,355	1,822	106

The following table sets out the provisions charged to income and net loans charged off as a percentage of average loans for the years ended 31 December 2011, 2010, 2009, 2008 and 2007. The 2010 and 2009 figures include provisions for loans and receivables held for sale to NAMA and loans and receivables included within discontinued operations. The 2011 figures includes provision for loans and receivables held for sale to NAMA.

	2011%	2010%	2009%	2008%	2007%
Total provisions charged to income	7.33	4.97	4.05	1.37	0.09

Net loans charged off	0.71	0.62	0.40	0.12	0.05

Commentary on provisions for impairment in 2011

The following commentary includes provisions for loans and receivables (including loans and receivables held for sale to NAMA and loans and receivables included within disposal groups and non current assets held for sale. It includes the provision for impairment raised in the EBS for the six months since it was acquired by AIB in July 2011).

The provision for impairment for loans and receivables of € 7,885 million or 7.33% of average loans for the year ended 31 December 2011 was € 1,765 million higher than in 2010 (€ 6,120 million 4.97% of average loans) and was impacted by the continuing economic difficulties being experienced, particularly in Ireland.

The 2011 provision included € 87 million relating to loans and receivables held for sale to NAMA compared with € 1,497 million in 2010.

The remaining Non NAMA charge of € 7,798 million (7.32% of average advances) has increased by € 3,175 million since December 2010 and comprised € 7,619 million in specific provisions (2010: € 3,318 million) and € 179 million in IBNR provisions (2010: € 1,305 million). 77% of the increase in provisions related to business in Ireland with a further 25% in the UK.

Ireland

The provision for impairment of € 6,455 million included a charge of € 36 million relating to loans held for sale to NAMA. The non-NAMA charge was € 6,419 million and included a specific charge of € 6,479 million and a write-back of IBNR of € 60 million. The charge was split € 1,426 million relating to PBB, € 4,670 million for CICB and € 323 million for EBS (for six months to December 2011).

Included in the PBB charge of € 1,426 million was a specific provision charge of € 936 million, with € 392 million or 42% relating to residential mortgage loans reflecting the increased level of arrears due to pressure on borrowers caused by unemployment and reduced incomes. A further € 166 million (18%) of the specific charge related to loans in the property sector, influenced by a continued lack of activity in that sector. € 184 million or 20% of the specific charge was for consumer loans and the remaining € 194 million related to SME/commercial loans. There was an IBNR provision of € 490 million raised in 2011. € 311 million of this charge was allocated to the residential mortgage portfolio based on the increasing arrears profile and a large proportion was set aside for non-impaired forbearance cases. The IBNR provision charge has been allocated to the following portfolios: € 311 million to residential mortgages (statement of financial position of € 527 million), which reflects recent provision experience, the level of arrears

3.1 Credit risk - Analysis of credit risk - 5 year summaries (continued)

(including 90+ days past due but not impaired), the level of requests for forbearance and level of vulnerable loans (i.e. one notch above impaired). € 179 million of the provision charge has been allocated to non-mortgage portfolios (statement of financial position of € 390 million), mostly in the distribution sector (includes hotels, licensed premises, retail).

The non Nama provision for impairment in CICB market segment of € 4,670 million included a specific charge of € 5,071 million, and a write-back of IBNR provision of € 401 million. While there have been increased provision charges across most sectors, the key elements of the non NAMA specific provision charge related to (i) property loans, where the charge was € 2,933 million or 58% of the specific charge reflecting the impact of the continuing lack of activity in this sector, (ii) € 822 million or 16% related to the distribution sector which has been affected by reduced consumer spending and € 515 million or 10% related to buy-to-let mortgages influenced by pressure on sponsor affordability and further declines in house prices. The IBNR provision of € 401 million reflected the write-back of IBNR provisions which had been raised at year end December 2010 based on the level of requests for restructure and the uncertainty over true peak to trough asset price declines which have now been reflected in specific provisions, offset by the raising of IBNR provisions based on management’s view of incurred loss in the portfolio at the reporting date. The IBNR stock of provisions (statement of financial position) of € 1,110 million is based on management’s estimate of incurred loss in the book. € 714 million of the statement of financial position has been allocated to the property portfolio which reflects the impact of continued pressure on rental cash flows and uncertainty over the timing of a recovery in this sector. € 136 million has been allocated to the residential mortgage portfolio based on recent provision experience and heightened levels of forbearance requests. The remaining € 260 million has been allocated to SME/commercial portfolios which have been impacted by reduced consumer demand as a result of continued high unemployment and lower disposable incomes.

The provision for impairment in the EBS for the six months to 31 December 2011 was € 323 million of which 94% related to residential mortgages in Ireland. The statement of financial position provisions amounted to € 209 million in relation to property loans and € 740 million for residential mortgages reflecting the pressure on affordability resulting in higher levels of arrears.

United Kingdom

The provision for impairment in the UK was € 1,369 million and included a provision of € 51 million relating to loans held for sale to NAMA compared with € 152 million in 2010. The non-NAMA charge of € 1,318 million included € 1,087 million relating to AIB UK and € 231 million relating to CICB customers.

In AIB UK, € 646 million or 59% of the charge related to borrowers in the property sector reflecting the continued pressure on this sector, particularly in the land and development sub-sector. € 212 million of the AIB UK charge was in IBNR provisions which included provisions raised in respect of management’s view of impairment in the ‘low start’ mortgage and land & development property exposures in FTB and interest only Property and Business loans in GB. The levels of mortgages in forbearance and 90 days past due but not impaired were also taken into consideration when determining the appropriate level of IBNR stock.The statement of financial position IBNR provisions was € 427 million at 31 December 2011 and was allocated to the following portfolios: € 207 million to the property portfolio, € 100 million in relation to the residential mortgage portfolio and € 120 million to other SME/commercial and consumer portfolios.

The charge in CICB of € 231 million related primarily to large corporates in the manufacturing, property, distribution, and other services sectors and the statement of financial position was € 30 million across these sectors.

United States

The provision for impairment decreased compared with 2010 by € 4 million to € 25 million and relate to loans predominantly in the property sector (62%) with provisions also in the energy, manufacturing, distribution and other services sectors impacted by a reducing book.

Rest of World

The provision of € 12 million relates to loans in the property and other services sectors in the CICB market segment.

Disposal Groups

The impairment charge was € 24 million which related to the provision for 3 months to March 2011 in the BZWBK business.

Risk management - 3. Individual risk types

3.1 Credit risk - Analysis of credit risk - 5 year summaries (continued)

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

The non-NAMA charge of € 4,623 million compared with € 1,977 million at December 2009 and included € 3,318 million of specific provisions (2009: € 1,809 million) and € 1,305 million in IBNR (2009: € 168 million). The increase in specific provisions was largely experienced in AIB Bank ROI and AIB UK divisions with the property construction and residential mortgage portfolios being worst impacted. The increase in IBNR provisions of € 1,137 million reflects management’s view of the heightened level of incurred loss in the book and the impact of the much changed economic situation, particularly in Ireland.

Ireland

The provision for impairment of € 5,309 million included a charge of € 1,339 million for loans held for sale to NAMA and € 3,970 million for non-NAMA loans and receivables to customers (December 2009: € 3,205 million and € 1,460 million respectively excluding € 5 million provision for impairment for loans and receivables to banks).

The provision for non-NAMA loans of € 3,970 million related primarily to AIB Bank ROI where the provision of € 3,749 million (specific provisions: € 2,544 million and IBNR provisions: € 1,205 million) accounted for 94.4% of the total non-NAMA charge. The increase in AIB Bank ROI’s non-NAMA charge was € 2,491 million (Specific provisions: € 1,413 million, and IBNR provisions: € 1,078 million) with increases evident across most sectors. However, the most significant increased charges were for loans in the property and construction sector, up € 1.6 billion to € 2,109 million and residential mortgages, up € 0.3 billion to € 448 million, largely as a result of the continued lack of construction activity and increased unemployment during 2010. The charge of € 1,205 million in IBNR income statement provisions in AIB Bank ROI had the impact of increasing its statement of financial position IBNR provisions to € 1,842 million. In considering the appropriate level of IBNR, the Group has taken into account the credit risk profile of the portfolio, particularly the level of arrears and 90+ days past due but not impaired loans. Specific provision experience, particularly the most recent experience is considered, as historic average loss rates are deemed to be unrepresentative of the incurred loss in the non impaired book. The IBNR provision charge has been allocated to the following portfolios; € 312 million to residential mortgages (statement of financial position of € 368 million) which reflects recent provision experience, the level of arrears, the level of requests for restructure and uncertainty over true peak to trough asset price declines. The Group also took into consideration the levels of interest only mortgages in the portfolio and their maturity profile. € 666 million has been allocated to the property portfolio (statement of financial position of € 1,063 million) which reflects the impact of further pressure on asset prices and rental cash flow and uncertainty over the timing of a general recovery in demand for commercial property assets including land. € 172 million has been allocated to the SME/commercial portfolio (statement of financial position of € 311 million) which again is influenced by recent provision experience, declining consumer demand and capital spending. € 55 million has been allocated to other personal debt (statement of financial position of € 99 million) which is influenced by provision experience, arrears profiles and concern over unemployment and income levels. These factors have been considered together, rather than in isolation, and with an overlay of management judgement have resulted in the overall IBNR charge mentioned above.

The non-NAMA provision charge in the Capital Markets division at € 221 million was up by € 19 million on December 2009, primarily in IBNR provisions which have been influenced by the increased specific provisioning experience in the latter part of 2010.

United Kingdom

The provision for impairment increased by € 137 million to € 666 million at December 2010. The provision in AIB UK increased by € 192 million in the year to € 587 million of which € 152 million related to loans held for sale to NAMA (December 2009: € 166 million). The increased charge for non-NAMA loans and receivables to customers related in the main to loans in the property and construction and residential mortgage sectors influenced by continued problems in the property market and rising unemployment, particularly in Northern Ireland. The IBNR element of the AIB UK charge was € 59 million bringing the total stock of IBNR provisions to € 197 million. Influencing the Group’s view of appropriate levels of IBNR provisions were a combination of several key factors which included, the most recent specific provision experience, property asset prices and the time it will take for normal markets for those assets to resume and the repayment profile of residential mortgages. There was a decrease of € 59 million in

3.1 Credit risk - Analysis of credit risk - 5 year summaries (continued)

Commentary on provision for impairment in 2010

the non-NAMA provision charge in the Capital Markets division primarily in the property sector influenced by a provision recovery of € 38 million and lower charges in relation to the distribution and other services sectors in particular which are down on 2009 by € 41 million and € 16 million respectively offset by an increase in transport of € 29 million and IBNR provisions of € 20 million.

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

Additional information with respect to the provisions for impairment

The following table presents additional information with respect to the statement of financial position provisions as at 31 December 2011, 2010, 2009, 2008 and 2007. The 2011, 2010 and 2009 figures include provisions for impairment of loans and receivables held for sale to NAMA and the 2010 figure also includes provisions for loans and receivables included within discontinued operations.

	31 December
	2011%	2010%	2009%	2008%	2007%
Provision as a percentage of total loans, less unearned income, at end of period	12.42	5.40	4.46	0.87	0.41
Specific provisions	2.72	2.23	1.04	0.87	0.17

IBNR provisions	15.14	7.63	5.50	1.74	0.58

Provisions are raised as outlined on pages 79 – 82.

The increase in provisions from 7.63% to 15.14% reflects the impact that further property price reductions and rising unemployment, particularly in Ireland, is having on our borrower’s ability to repay facilities, resulting in higher levels of provisions. Specific provisions as a percentage of loans increased from 5.40% to 12.42% and are allocated to individual impaired loans (€ 24,833 million up from € 13,469 million for 2010).

The IBNR provision as a percentage of loans increased from 2.23% to 2.72% at December 2011 reflecting management’s view of the incurred loss in the book at year end and is influenced by (i) the most recent provision experience for each pool; (ii) macro and sector economic factors at the reporting date; (iii) grade profiles and increased level of pre-imparied arrears and (iv) levels of non-impaired criticised loans and levels of requests for forbearance particularly in the residential mortgage portfolio in Ireland.

Risk management - 3. Individual risk types

3.1 Credit risk - Analysis of credit risk - 5 year summaries (continued)

Loans charged off and recoveries of previously charged off loans

The following table presents an analysis of AIB Group’s loans charged off and recoveries of previously charged off loans for the years ended 31 December 2011, 2010, 2009, 2008 and 2007. This table includes loans and receivables to customers of continuing operations, loans and receivables held for sale to NAMA, and loans and receivables included within disposal groups and non-current assets held for sale(1).

	Loans charged off					Recoveries of loans previously charged off
	2011 € m	2010 € m	2009 € m	2008 € m	2007 € m	2011 € m	2010 € m	2009 € m	2008 € m	2007 € m
IRELAND
Agriculture	5.2	8.2	1.7	1.7	1.4	0.1	0.7	0.2	0.7	—
Energy	2.4	1.3	8.1	—	—	0.2	—	—	—	—
Manufacturing	64.9	31.7	38.3	1.2	1.7	—	—	—	—	—
Construction and property	152.3	202.2	135.6	35.1	5.1	—	0.1	—	—	—
Distribution	67.9	58.0	15.3	7.2	3.8	—	—	—	2.9	—
Transport	2.7	5.2	1.5	1.5	0.8	—	—	—	—	—
Financial	23.1	31.0	26.7	0.1	0.1	—	—	—	2.2	0.9
Other services	48.0	35.5	5.8	5.7	2.8	0.3	0.1	—	—	—
Personal - Home mortgages	19.4	24.2	9.5	2.4	0.9	—	0.1	—	0.1	—
- Other	91.4	76.5	28.9	9.6	16.2	0.6	1.2	0.6	1.0	2.1
Lease financing	3.8	16.2	15.6	3.6	3.7	0.2	0.3	0.2	0.3	0.6

	481.1	490.0	287.0	68.1	36.5	1.4	2.5	1.0	7.2	3.6

UNITED KINGDOM
Agriculture	0.2	0.1	0.1	0.1	0.1	—	—	—	—	—
Energy	—	—	—	—	—	—	—	—	—	0.1
Manufacturing	25.2	11.8	5.7	15.5	1.0	0.4	—	—	0.2	0.8
Construction and property	117.0	46.7	40.9	33.4	0.6	0.3	37.9	—	0.1	0.2
Distribution	34.9	43.1	63.2	19.4	1.1	0.2	0.3	0.2	0.1	0.2
Transport	0.3	29.7	0.3	0.3	0.2	0.2	—	—	—	—
Financial	0.3	54.0	0.5	0.1	0.2	0.1	—	—	—	—
Other services	63.0	42.0	33.6	5.5	6.6	0.2	0.3	0.1	0.1	0.1
Personal - Home mortgages	4.3	2.6	0.5	0.3	—	—	—	—	—	—
- Other	7.3	5.9	4.0	3.8	3.2	0.6	0.4	0.2	0.3	0.3

	252.5	235.9	148.8	78.4	13.0	2.0	38.9	0.5	0.8	1.7

UNITED STATES
Energy	—	0.3	8.2	—	—	0.2	0.5	—	—	—
Manufacturing	0.9	2.1	1.4	—	0.3	—	0.1	—	—	—
Construction and property	22.8	7.5	5.3	0.9	—	—	—	—	—	—
Distribution	5.0	1.4	—	—	—	—	—	—	—	—
Transport	6.8	—	—	—	—	—	—	—	—	—
Other services	2.1	9.1	—	—	—	—	—	—	—	—

	37.6	20.4	14.9	0.9	0.3	0.2	0.6	—	—	—

POLAND(1)	2.2	51.8	57.0	18.7	24.2	—	5.5	4.1	2.9	7.3

REST OF WORLD	28.6	14.7	12.3	—	—	—	0.3	—	—	—

TOTAL	802.0	812.8	520.0 166.1		74.0	3.6	47.8	5.6	10.9	12.6

(1)	For 2010, Poland is classified as a discontinued operation, all other amounts relate to continuing operations.

3.1 Credit risk - Analysis of credit risk - 5 year summaries (continued)

Net loans charged-off 2011

The following commentary includes loans and receivables (including loans and receivables held for sale to NAMA and loans and receivables included within disposal groups and non current assets held for sale. It also includes the EBS which was acquired by AIB on 1 July 2011).

Group Net loans charged-off at 0.71% (€ 798 million) of average loans for the year to December 2011 compared with 0.62% or € 765 million at December 2010.

Ireland – net loans charged-off were € 480 million and were split € 300 million in PBB and € 180 million in CICB market segments. 38% of the net charge-offs in PBB were related to the property sector. The other main sectors where net charge-offs occurred were the distribution, other services, residential mortgage and other personal sectors. In CICB the net-charge offs were spread across a number of sectors, primarily in manufacturing, property, distribution, financial and other services.

United Kingdom – net loans charged-off were € 250 million, € 150 million of which related to the CICB market segment with the main net charge-offs occurring in the manufacturing, property, distribution, and other services sectors. In AIB UK, the net charge-offs were € 101 million mainly in the property, distribution and other services sectors.

United States – net loans charged-off were € 37 million and mainly related to borrowers in the property sector.

Rest of World – net loans charged-off were € 29 million with € 4 million relating to residential mortgages in Am Credit and the remaining arising in the other services sector.

Disposal Groups – net loans charged-off were € 2 million in the lease financing sector.

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

United Kingdom – net loans charged-off of € 197 million were € 49 million higher than in 2009 reflecting an increased level of charge-offs in AIB UK where net charge-offs were € 124 million mainly in the property and distribution sectors and in Capital Markets division where charge-offs were € 73 million (net of a provision recovery of € 38 million) in the manufacturing, transport, financial and other services sectors.

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

Risk management - 3. Individual risk types

3.1 Credit risk - Analysis of credit risk - 5 year summaries (continued)

Analysis of loans and receivables to customers by contractual residual maturity and interest rate sensitivity

The following tables analyse gross loans to customers by maturity and interest rate sensitivity. Overdrafts, which in the aggregate represent approximately 2% of the portfolio, are classified as repayable within one year. Approximately 10% of AIB Group’s loan portfolio is provided on a fixed rate basis. Fixed rate loans are defined as those loans for which the interest rate is fixed for the full term of the loan. The interest rate risk exposure is managed by Global Treasury within agreed policy parameters.

The analysis of loans and receivables to customers for both NAMA and disposal groups and non-current assets held for sale are shown separately.

Loans and receivables to customers

	2011
	Fixed rate € m	Variable rate € m	Total € m	Within 1 year € m	After 1 year but within 5 years € m	After 5 years € m	Total € m
Ireland	8,339	70,631	78,970	24,711	8,342	45,917	78,970
United Kingdom	1,157	17,007	18,164	7,443	3,905	6,816	18,164
United States	49	309	358	73	220	65	358

Total loans by maturity	9,545	87,947	97,492	32,227	12,467	52,798	97,492

	2010
	Fixed rate € m	Variable rate € m	Total € m	Within 1 year € m	After 1 year but within 5 years € m	After 5 years € m	Total € m
Ireland	8,136	61,638	69,774	20,490	12,732	36,552	69,774
United Kingdom	2,430	18,664	21,094	7,580	5,604	7,910	21,094
United States	169	1,799	1,968	740	1,058	170	1,968
Rest of World	82	886	968	295	538	135	968

Total loans by maturity	10,817	82,987	93,804	29,105	19,932	44,767	93,804

	2009
	Fixed rate € m	Variable rate € m	Total € m	Within 1 year € m	After 1 year but within 5 years € m	After 5 years € m	Total € m
Ireland	9,463	62,680	72,143	19,143	21,516	31,484	72,143
United Kingdom	914	21,175	22,089	6,391	6,606	9,092	22,089
United States	147	2,394	2,541	1,125	1,204	212	2,541
Poland(1)	1,245	7,483	8,728	3,150	3,467	2,111	8,728
Rest of World	90	1,016	1,106	107	799	200	1,106

Total loans by maturity	11,859	94,748	106,607	29,916	33,592	43,099	106,607

(1)	See discontinued operations (notes 18 and 72).

3.1 Credit risk - Analysis of credit risk - 5 year summaries (continued)

Loans and receivables to customers

	2008
	Fixed rate € m	Variable rate € m	Total € m	Within 1 year € m	After 1 year but within 5 years € m	After 5 years € m	Total € m
Ireland	8,245	84,417	92,662	36,457	23,457	32,748	92,662
United Kingdom	2,025	24,047	26,072	8,030	7,587	10,455	26,072
United States	430	2,948	3,378	810	2,151	417	3,378
Poland(1)	1,022	7,666	8,688	2,915	3,476	2,297	8,688
Rest of World	8	1,355	1,363	62	701	600	1,363

Total loans by maturity	11,730	120,433	132,163	48,274	37,372	46,517	132,163

	2007
	Fixed rate € m	Variable rate € m	Total € m	Within 1 year € m	After 1 year but within 5 years € m	After 5 years € m	Total € m
Ireland	7,792	78,514	86,306	33,876	20,859	31,571	86,306
United Kingdom	2,530	29,468	31,998	10,395	9,242	12,361	31,998
United States	373	2,211	2,584	662	1,562	360	2,584
Poland(1)	513	6,322	6,835	2,323	2,735	1,777	6,835
Rest of World	3	990	993	57	408	528	993

Total loans by maturity	11,211	117,505	128,716	47,313	34,806	46,597	128,716

Loans and receivables held for sale to NAMA

	2011
	Fixed rate € m	Variable rate € m	Total € m	Within 1 year € m	After 1 year but within 5 years € m	After 5 years € m	Total € m
Ireland	—	—	—	—	—	—	—
United Kingdom	—	—	—	—	—	—	—
United States	—	—	—	—	—	—	—

Total loans by maturity	—	—	—	—	—	—	—

	2010
	Fixed rate € m	Variable rate € m	Total € m	Within 1 year € m	After 1 year but within 5 years € m	After 5 years € m	Total € m
Ireland	32	701	733	568	90	75	733
United Kingdom	16	1,499	1,515	1,038	348	129	1,515
United States	—	—	—	—	—	—	—

Total loans by maturity	48	2,200	2,248	1,606	438	204	2,248

	2009
	Fixed rate € m	Variable rate € m	Total € m	Within 1 year € m	After 1 year but within 5 years € m	After 5 years € m	Total € m
Ireland	444	19,000	19,444	16,528	1,812	1,104	19,444
United Kingdom	—	3,722	3,722	2,433	679	610	3,722
United States	—	29	29	29	—	—	29

Total loans by maturity	444	22,751	23,195	18,990	2,491	1,714	23,195

Risk management - 3. Individual risk types

3.1 Credit risk - Analysis of credit risk - 5 year summaries (continued)

Loans and receivables held within disposal groups and non-current assets held for sale

	2011
	Fixed rate € m	Variable rate € m	Total € m	Within 1 year € m	After 1 year but within 5 years € m	After 5 years € m	Total € m
Ireland	—	531	531	79	426	26	531
United Kingdom	—	45	45	—	11	34	45
United States	39	191	230	78	115	37	230
Rest of World	80	309	389	141	119	129	389

Total loans by maturity	119	1,076	1,195	298	671	226	1,195

	2010
	Fixed rate € m	Variable rate € m	Total € m	Within 1 year € m	After 1 year but within 5 years € m	After 5 years € m	Total € m
Poland	1,209	7,432	8,641	3,155	3,334	2,152	8,641
Rest of World	—	74	74	—	—	74	74

Total loans by maturity	1,209	7,506	8,715	3,155	3,334	2,226	8,715

Analysis of loans and receivables held for sale to NAMA

	2010					2009
	Loans and receivables € m		Specific provisions for impairment € m		Impaired Loans € m	Loans and receivables € m		Specific provisions for impairment € m		Impaired loans € m
IRELAND
Agriculture	—		—		—	24		5		15
Energy	—		—		—	64		8		23
Manufacturing	—		—		—	37		3		10
Construction and property	567		38		167	18,055		3,245		9,684
Distribution	43		8		36	602		79		228
Transport	1		—		—	19		—		—
Financial	—		—		—	16		—		1
Other services	27		3		15	200		11		33
Personal - Home mortgages	86		1		37	138		6		17
- Other	8		2		5	289		35		103

UNITED KINGDOM
Agriculture	—		—		—	1		—		—
Energy	3		—		—	4		—		—
Manufacturing	15		—		—	16		—		—
Construction and property	1,351		176		450	3,523		189		833
Distribution	92		—		13	85		—		—
Financial	27		—		—	20		2		3
Other services	17		1		15	57		1		6
Personal - Home mortgages	—		—		—	6		—		—
- Other	11		—		3	10		—		1

UNITED STATES
Construction and property	—		—		—	29		—		—

Total	2,248	(1)	229	(2)	741	23,195	(1)	3,584	(2)	10,957

(1)	€ 1,919 million net of provisions of € 329 million (2009: € 19,030 million net of provisions of € 4,165 million).
(2)	Total provisions of € 329 million including IBNR of € 100 million (2009: total provisions of € 4,165 million including IBNR of € 581 million).

3.1 Credit risk - Analysis of credit risk - 5 year summaries (continued)

Cross-border outstandings

Cross-border outstandings, which exclude finance provided within AIB Group, are based on the country of domicile of the borrower and comprise placings with banks and money at call and short notice, loans to customers (including those classified as held for sale to NAMA and those held within discontinued operations), finance lease receivables and installment credit, acceptances and other monetary assets, including non-local currency claims of overseas offices on local residents. AIB Group monitors geographic breakdown based on the country of the borrower and the guarantor of ultimate risk. Cross-border outstandings exceeding 1% of total assets are shown in the following table. In addition, the Group’s exposure to certain other EU countries are shown at 31 December 2011, 2010 and 2009.

	As % of total assets(1)	Total € m	Banks and other financial institutions € m	Government and official institutions € m	Commercial, industrial and other private sector € m
31 December 2011
United Kingdom	1.8	2,492	684	572	1,236
United States	1.6	2,199	50	307	1,842
France	1.4	1,925	447	731	747
Spain	1.3	1,824	575	30	1,219
Germany	0.8	1,118	630	277	211
Italy	0.2	287	—	175	112
Portugal	0.2	250	54	98	98
Greece	0.1	52	—	16	36

31 December 2010
United Kingdom	5.7	8,313	730	870	6,713
United States	3.7	5,329	403	658	4,268
Spain	2.0	2,941	900	340	1,701
France	1.7	2,527	705	989	833
Germany	1.2	1,760	892	361	507
Italy	1.0	1,428	405	824	199
Portugal	0.4	530	206	246	78
Greece	0.1	119	67	41	11

31 December 2009
United States	4.7	8,193	1,127	1,303	5,763
United Kingdom	2.9	5,093	1,186	695	3,212
Spain	2.1	3,610	1,585	117	1,908
France	1.7	3,013	1,974	480	559
Germany	1.2	2,065	1,300	294	471
Italy	0.9	1,643	665	625	353
Portugal	0.3	469	138	201	130
Greece	0.1	158	—	42	116

31 December 2008
United Kingdom	5.1	9,362	1,776	1,456	6,130
United States	5.0	9,052	596	1,689	6,767
Germany	2.2	3,984	2,458	743	783
France	1.6	2,973	1,603	662	708
Spain	2.5	4,576	2,180	223	2,173
Italy	1.1	1,929	730	652	547

31 December 2007
United Kingdom	3.5	6,211	2,126	1,118	2,967
United States	4.8	8,443	829	1,410	6,204
Germany	2.1	3,763	2,565	889	309
France	2.1	3,705	2,410	793	502
Spain	2.9	5,173	2,569	264	2,340
Australia	1.2	2,135	955	—	1,180

(1)

Assets, consisting of total assets as reported in the consolidated statement of financial position, totalled € 136,651 million at 31 December 2011 (2010: € 145,222 million; 2009: € 174,314 million; 2008: € 182,174 million; 2007: € 177,888 million).

At 31 December 2011 cross-border outstandings to borrowers in the Netherlands amounted to 0.6% and Australia 0.3%.

Risk management - 3. Individual risk types

3.1 Credit risk (continued)

Additional risk information on loans and receivables

The following tables set out various risk disclosures on loans and receivables incorporating (i) loans and receivables to customers; (ii) loans and receivables to customers within financial assets held for sale to NAMA; and (iii) loans and receivables to customers within disposal groups and non-current assets held for sale. The loans and receivables of BZWBK which was a discontinued operation at 31 December 2010 have been excluded from the comparative information.

The risk disclosures are as follows:

(a) Total loans and receivables to customers by geographic location and industry sector

(b) Total impaired loans by geographic location and industry sector

(c) Aged analysis of contractually past due but not impaired facilities

(d) Total provision for impairment by geographic location and industry sector

(e) Total construction and property loans by geographic location

(f) Total leveraged debt by geographic location and industry sector

Risk management - 3. Individual risk types

3.1 Credit risk - Additional risk information on loans and receivables (continued)

(a) Total loans and receivables to customers by geographic location and industry sector

	31 December 2011
	Republic of Ireland			United Kingdom			United States of America			Rest of the World			Total
	Loans and receivables to customers € m	Financial assets held for sale to NAMA € m	Disposal groups and non- current assets held for sale € m	Loans and receivables to customers € m	Financial assets held for sale to NAMA € m	Disposal groups and non- current assets held for sale € m	Loans and receivables to customers € m	Financial assets held for sale to NAMA € m	Disposal groups and non- current assets held for sale € m	Loans and receivables to customers € m	Financial assets held for sale to NAMA € m	Disposal groups and non- current assets held for sale € m	Loans and receivables to customers € m	Financial assets held for sale to NAMA € m	Disposal groups and non- current assets held for sale € m
Agriculture	1,804	—	6	58	—	—	—	—	—	—	—	—	1,862	—	6
Energy	422	—	9	216	—	34	27	—	14	—	—	174	665	—	231
Manufacturing	1,539	—	24	486	—	—	12	—	—	—	—	10	2,037	—	34
Construction and property	16,792	—	430	6,938	—	—	44	—	174	—	—	112	23,774	—	716
Distribution	6,362	—	29	2,109	—	—	5	—	9	—	—	35	8,476	—	73
Transport	605	—	9	672	—	11	10	—	22	—	—	—	1,287	—	42
Financial	1,042	—	6	320	—	—	—	—	—	—	—	—	1,362	—	6
Other services	3,276	—	—	3,474	—	—	260	—	11	—	—	4	7,010	—	15
Personal
- Home mortgages	41,829	—	18	3,325	—	—	—	—	—	—	—	54	45,154	—	72
- Other	4,755	—	—	566	—	—	—	—	—	—	—	—	5,321	—	—
Lease financing	544	—	—	—	—	—	—	—	—	—	—	—	544	—	—

	78,970	—	531	18,164	—	45	358	—	230	—	—	389	97,492	—	1,195
Unearned income	(88)	—	—	(34)	—	—	(1)	—	(1)	—	—	(1)	(123)	—	(2)
Deferred costs	103	—	—	—	—	—	—	—	—	—	—	—	103	—	—
Provisions	(12,685)	—	—	(2,234)	—	—	(13)	—	—	—	—	(9)	(14,932)	—	(9)

Total	66,300	—	531	15,896	—	45	344	—	229	—	—	379	82,540	—	1,184

Risk management - 3. Individual risk types

3.1 Credit risk - Additional risk information on loans and receivables (continued)

(a) Total loans and receivables to customers by geographic location and industry sector

	31 December 2010
	Republic of Ireland			United Kingdom			United States of America			Rest of the World			Total
	Loans and receivables to customers € m	Financial assets held for sale to NAMA € m	Disposal groups and non- current assets held for sale € m	Loans and receivables to customers € m	Financial assets held for sale to NAMA € m	Disposal groups and non- current assets held for sale € m	Loans and receivables to customers € m	Financial assets held for sale to NAMA € m	Disposal groups and non- current assets held for sale € m	Loans and receivables to customers € m	Financial assets held for sale to NAMA € m	Disposal groups and non- current assets held for sale € m	Loans and receivables to customers € m	Financial assets held for sale to NAMA € m	Disposal groups and non- current assets held for sale € m
Agriculture	1,939	—	—	67	—	—	—	—	—	—	—	—	2,006	—	—
Energy	686	—	—	304	3	—	201	—	—	163	—	—	1,354	3	—
Manufacturing	2,617	—	—	843	15	—	60	—	—	153	—	—	3,673	15	—
Construction and property	17,246	567	—	7,430	1,351	—	732	—	—	494	—	—	25,902	1,918	—
Distribution	7,626	43	—	2,439	92	—	122	—	—	58	—	—	10,245	135	—
Transport	809	1	—	749	—	—	73	—	—	2	—	—	1,633	1	—
Financial	1,368	—	—	525	27	—	29	—	—	—	—	—	1,922	27	—
Other services	4,080	27	—	4,523	17	—	751	—	—	98	—	—	9,452	44	—
Personal
- Home mortgages	27,290	86	—	3,534	—	—	—	—	—	—	—	74	30,824	86	74
- Other	5,349	8	—	672	11	—	—	—	—	—	—	—	6,021	19	—
Lease financing	764	—	—	8	—	—	—	—	—	—	—	—	772	—	—

	69,774	732	—	21,094	1,516	—	1,968	—	—	968	—	74	93,804	2,248	74
Unearned income	(102)	—	—	(58)	—	—	(5)	—	—	(2)	—	—	(167)	—	—
Provisions	(6,230)	(137)	—	(1,017)	(192)	—	(23)	—	—	(17)	—	(12)	(7,287)	(329)	(12)

Total	63,442	595	—	20,019	1,324	—	1,940	—	—	949	—	62	86,350	1,919	62

Risk management - 3. Individual risk types

3.1 Credit risk - Additional risk information on loans and receivables (continued)

(b) Total impaired loans by geographic location and industry sector

	31 December 2011
	Republic of Ireland			United Kingdom			United States of America			Rest of the World			Total
	Loans and receivables to customers € m	Financial assets held for sale to NAMA € m	Disposal groups and non- current assets held for sale € m	Loans and receivables to customers € m	Financial assets held for sale to NAMA € m	Disposal groups and non- current assets held for sale € m	Loans and receivables to customers € m	Financial assets held for sale to NAMA € m	Disposal groups and non- current assets held for sale € m	Loans and receivables to customers € m	Financial assets held for sale to NAMA € m	Disposal groups and non- current assets held for sale € m	Loans and receivables to customers € m	Financial assets held for sale to NAMA € m	Disposal groups and non- current assets held for sale € m
Agriculture	299	—	—	11	—	—	—	—	—	—	—	—	310	—	—
Energy	34	—	—	1	—	—	3	—	—	—	—	—	38	—	—
Manufacturing	303	—	—	132	—	—	1	—	—	—	—	—	436	—	—
Construction and property	9,467	—	—	2,389	—	—	43	—	—	—	—	—	11,899	—	—
Distribution	2,499	—	—	557	—	—	2	—	—	—	—	—	3,058	—	—
Transport	113	—	—	14	—	—	—	—	—	—	—	—	127	—	—
Financial	168	—	—	23	—	—	—	—	—	—	—	—	191	—	—
Other services	628	—	—	323	—	—	—	—	—	—	—	—	951	—	—
Personal
- Home mortgages	6,120	—	18	193	—	—	—	—	—	—	—	12	6,313	—	30
- Other	1,253	—	—	82	—	—	—	—	—	—	—	—	1,335	—	—
Lease financing	145	—	—	—	—	—	—	—	—	—	—	—	145	—	—

Total	21,029	—	18	3,725	—	—	49	—	—	—	—	12	24,803	—	30

Risk management - 3. Individual risk types

3.1 Credit risk - Additional risk information on loans and receivables (continued)

(b) Total impaired loans by geographic location and industry sector (continued)

	31 December 2010
	Republic of Ireland			United Kingdom			United States of America			Rest of the World			Total
	Loans and receivables to customers € m	Financial assets held for sale to NAMA € m	Disposal groups and non- current assets held for sale € m	Loans and receivables to customers € m	Financial assets held for sale to NAMA € m	Disposal groups and non- current assets held for sale € m	Loans and receivables to customers € m	Financial assets held for sale to NAMA € m	Disposal groups and non- current assets held for sale € m	Loans and receivables to customers € m	Financial assets held for sale to NAMA € m	Disposal groups and non- current assets held for sale € m	Loans and receivables to customers € m	Financial assets held for sale to NAMA € m	Disposal groups and non- current assets held for sale € m
Agriculture	193	—	—	10	—	—	—	—	—	—	—	—	203	—	—
Energy	7	—	—	—	—	—	1	—	—	—	—	—	8	—	—
Manufacturing	293	—	—	75	—	—	—	—	—	3	—	—	371	—	—
Construction and property	5,510	167	—	1,408	450	—	40	—	—	14	—	—	6,972	617	—
Distribution	1,505	36	—	240	13	—	22	—	—	—	—	—	1,767	49	—
Transport	77	—	—	2	—	—	12	—	—	—	—	—	91	—	—
Financial	61	—	—	15	—	—	—	—	—	—	—	—	76	—	—
Other services	384	15	—	117	15	—	—	—	—	24	—	—	525	30	—
Personal
- Home mortgages	1,013	37	—	115	—	—	—	—	—	—	—	27	1,128	37	27
- Other	777	5	—	61	3	—	—	—	—	—	—	—	838	8	—
Lease financing	135	—	—	—	—	—	—	—	—	—	—	—	135	—	—

Total	9,955	260	—	2,043	481	—	75	—	—	41	—	27	12,114	741	27

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

Risk management - 3. Individual risk types

3.1 Credit risk - Additional risk information on loans and receivables (continued)

(c) Aged analysis of contractually past due but not impaired facilities*

	31 December 2011
	1-30 days				31-60 days				61-90 days
	Loans and receivables to customers € m		Financial assets held for sale to NAMA € m	Disposal groups and non- current assets held for sale € m	Loans and receivables to customers € m		Financial assets held for sale to NAMA € m	Disposal groups and non- current assets held for sale € m	Loans and receivables to customers € m		Financial assets held for sale to NAMA € m	Disposal groups and non- current assets held for sale € m
Agriculture	54		—	—	37		—	—	10		—	—
Energy	4		—	—	—		—	—	1		—	—
Manufacturing	24		—	—	16		—	—	2		—	—
Construction and property	391		—	—	163		—	—	115		—	—
Distribution	153		—	—	75		—	—	45		—	—
Transport	10		—	—	7		—	—	2		—	—
Financial	6		—	—	1		—	—	1		—	—
Other services	87		—	—	30		—	—	13		—	—
Personal
- Home mortgages	1,067		—	—	489		—	—	253		—	—
- Credit cards	50		—	—	16		—	—	11		—	—
- Other	126		—	—	60		—	—	34		—	—

	1,972		—	—	894		—	—	487		—	—

As a percentage of total loans	2.0	%(1)	—	—	0.9	%(1)	—	—	0.5	%(1)	—	—

	31 December 2011
	91+ days					Total
	Loans and receivables to customers € m		Financial assets held for sale to NAMA € m	Disposal groups and non- current assets held for sale € m		Loans and receivables to customers € m		Financial assets held for sale to NAMA € m	Disposal groups and non- current assets held for sale € m
Agriculture	43		—	—		144		—	—
Energy	5		—	—		10		—	—
Manufacturing	13		—	—		55		—	—
Construction and property	468		—	—		1,137		—	—
Distribution	206		—	—		479		—	—
Transport	7		—	—		26		—	—
Financial	6		—	—		14		—	—
Other services	75		—	—		205		—	—
Personal
- Home mortgages	458		—	2		2,267		—	2
- Credit cards	9		—	—		86		—	—
- Other	152		—	1		372		—	1

	1,442		—	3		4,795		—	3

As a percentage of total loans	1.5	%(1)	—	0.3	%(2)	4.9	%(1)	—	0.3	%(2)

(1)	Total loans relate to loans and receivables to customers and are gross of provisions and unearned income.
(2)	Total loans relate to loans held for sale as part of disposal groups and non-current assets held for sale and are gross of provisions and unearned income.

The figures reported are inclusive of overdrafts, bridging loans and cases with expired limits. Where a borrower is past due, the entire exposure is reported, rather than the amount of any arrears.

*	Forms an integral part of the audited financial statements

Risk management - 3. Individual risk types

3.1 Credit risk - Additional risk information on loans and receivables (continued)

(c) Aged analysis of contractually past due but not impaired facilities (continued)*

	31 December 2010
	1-30 days						31-60 days						61-90 days
	Loans and receivables to customers € m		Financial assets held for sale to NAMA € m		Disposal groups and non- current assets held for sale € m		Loans and receivables to customers € m		Financial assets held for sale to NAMA € m		Disposal groups and non- current assets held for sale € m		Loans and receivables to customers € m		Financial assets held for sale to NAMA € m		Disposal groups and non- current assets held for sale € m
Agriculture	91		—		—		40		—		—		16		—		—
Energy	6		—		—		1		—		—		1		—		—
Manufacturing	29		—		—		15		—		—		11		—		—
Construction and property	661		4		—		418		70		—		150		67		—
Distribution	223		—		—		109		—		—		60		—		—
Transport	29		—		—		5		—		—		5		—		—
Financial	11		—		—		2		—		—		—		—		—
Other services	177		—		—		51		—		—		25		—		—
Personal
- Home mortgages	542		3		3		242		1		—		170		1		—
- Credit cards	63		—		—		22		—		—		13		—		—
- Other	209		—		—		101		—		—		53		—		—

	2,041		7		3		1,006		71		—		504		68		—

As a percentage of total loans	2.2	%(1)	0.3	%(2)	4.1	%(3)	1.1	%(1)	3.2	%(2)	0	%(3)	0.5	%(1)	3.0	%(2)	0	%(3)

	31 December 2010
	91+ days						Total
	Loans and receivables to customers € m		Financial assets held for sale to NAMA € m		Disposal groups and non- current assets held for sale € m		Loans and receivables to customers € m		Financial assets held for sale to NAMA € m		Disposal groups and non- current assets held for sale € m
Agriculture	46		—		—		193		—		—
Energy	2		—		—		10		—		—
Manufacturing	18		—		—		73		—		—
Construction and property	842		18		—		2,071		159		—
Distribution	207		1		—		599		1		—
Transport	8		—		—		47		—		—
Financial	13		—		—		26		—		—
Other services	106		2		—		359		2		—
Personal
- Home mortgages	347		6		—		1,301		11		3
- Credit cards	10		—		—		108		—		—
- Other	229		1		—		592		1		—

	1,828		28		—		5,379		174		3

As a percentage of total loans	1.9	%(1)	1.3	%(2)	0	%(3)	5.7	%(1)	7.8	%(2)	4.1	%(3)

(1)	Total loans relate to loans and receivables to customers and are gross of provisions and unearned income.
(2)	Total loans relate to loans and receivables held for sale to NAMA and are gross of provisions and unearned income.
(3)	Total loans relate to loans and receivables within disposal groups and non-current assets held for sale and are gross of provisions and unearned income.

The figures reported are inclusive of overdrafts, bridging loans and cases with expired limits. Where a borrower is past due, the entire exposure is reported, rather than the amount of any arrears.

*	Forms an integral part of the audited financial statements

Risk management - 3. Individual risk types

3.1 Credit risk - Additional risk information on loans and receivables (continued)

(d) Total provision for impairment by geographic location and industry sector

	31 December 2011
	Republic of Ireland			United Kingdom			United States of America			Rest of the World			Total
	Loans and receivables to customers € m	Financial assets held for sale to NAMA € m	Disposal groups and non- current assets held for sale € m	Loans and receivables to customers € m	Financial assets held for sale to NAMA € m	Disposal groups and non- current assets held for sale € m	Loans and receivables to customers € m	Financial assets held for sale to NAMA € m	Disposal groups and non- current assets held for sale € m	Loans and receivables to customers € m	Financial assets held for sale to NAMA € m	Disposal groups and non- current assets held for sale € m	Loans and receivables to customers € m	Financial assets held for sale to NAMA € m	Disposal groups and non- current assets held for sale € m
Agriculture	192	—	—	7	—	—	—	—	—	—	—	—	199	—	—
Energy	25	—	—	—	—	—	3	—	—	—	—	—	28	—	—
Manufacturing	184	—	—	66	—	—	1	—	—	—	—	—	251	—	—
Construction and property	5,332	—	—	1,130	—	—	7	—	—	—	—	—	6,469	—	—
Distribution	1,442	—	—	256	—	—	—	—	—	—	—	—	1,698	—	—
Transport	78	—	—	12	—	—	—	—	—	—	—	—	90	—	—
Financial	133	—	—	9	—	—	—	—	—	—	—	—	142	—	—
Other services	387	—	—	180	—	—	—	—	—	—	—	—	567	—	—
Personal
- Home mortgages	1,718	—	—	67	—	—	—	—	—	—	—	3	1,785	—	3
- Other	854	—	—	50	—	—	—	—	—	—	—	—	904	—	—
Lease financing	121	—	—	—	—	—	—	—	—	—	—	—	121	—	—

Specific	10,466	—	—	1,777	—	—	11	—	—	—	—	3	12,254	—	3
IBNR	2,219	—	—	457	—	—	2	—	—	—	—	6	2,678	—	6

Total	12,685	—	—	2,234	—	—	13	—	—	—	—	9	14,932	—	9

Risk management - 3. Individual risk types

3.1 Credit risk - Additional risk information on loans and receivables (continued)

(d) Total provision for impairment by geographic location and industry sector (continued)

	31 December 2010
	Republic of Ireland			United Kingdom			United States of America			Rest of the World			Total
	Loans and receivables to customers € m	Financial assets held for sale to NAMA € m	Disposal groups and non- current assets held for sale € m	Loans and receivables to customers € m	Financial assets held for sale to NAMA € m	Disposal groups and non- current assets held for sale € m	Loans and receivables to customers € m	Financial assets held for sale to NAMA € m	Disposal groups and non- current assets held for sale € m	Loans and receivables to customers € m	Financial assets held for sale to NAMA € m	Disposal groups and non- current assets held for sale € m	Loans and receivables to customers € m	Financial assets held for sale to NAMA € m	Disposal groups current assets held for sale € m
Agriculture	100	—	—	5	—	—	—	—	—	—	—	—	105	—	—
Energy	5	—	—	—	—	—	—	—	—	—	—	—	5	—	—
Manufacturing	128	—	—	30	—	—	—	—	—	3	—	—	161	—	—
Construction and property	2,310	39	—	525	176	—	14	—	—	4	—	—	2,853	215	—
Distribution	678	8	—	121	—	—	2	—	—	—	—	—	801	8	—
Transport	44	—	—	1	—	—	6	—	—	—	—	—	51	—	—
Financial	45	—	—	3	—	—	—	—	—	—	—	—	48	—	—
Other services	200	3	—	49	1	—	—	—	—	10	—	—	259	4	—
Personal
- Home mortgages	212	—	—	30	—	—	—	—	—	—	—	6	242	—	6
- Other	479	2	—	35	—	—	—	—	—	—	—	—	514	2	—
Lease financing	109	—	—	—	—	—	—	—	—	—	—	—	109	—	—

Specific	4,310	52	—	799	177	—	22	—	—	17	—	6	5,148	229	6
IBNR	1,920	85	—	218	15	—	1	—	—	—	—	6	2,139	100	6

Total	6,230	137	—	1,017	192	—	23	—	—	17	—	12	7,287	329	12

Risk management - 3. Individual risk types

3.1 Credit risk - Additional risk information on loans and receivables (continued)

(e) Total construction and property loans by geographic location

The following tables analyse the exposures at 31 December 2011 and 31 December 2010 by geography and portfolio sub-sector. Certain customer relationships span the portfolio sub-sectors, and accordingly, an element of management estimation has been applied in this sub-categorisation. The geographic distribution of balances is based on the location of the office recording the transaction and is not necessarily the location of the property being purchased.

	31 December 2011
	Republic of Ireland					United Kingdom				United States of America
	Loans and receivables to customers € m		Financial assets held for sale to NAMA € m	Disposal groups and non- current assets held for sale € m		Loans and receivables to customers € m		Financial assets held for sale to NAMA € m	Disposal groups and non- current assets held for sale € m	Loans and receivables to customers € m		Financial assets held for sale to NAMA € m	Disposal groups and non- current assets held for sale € m
Investment
- Commercial	9,840		—	390		3,278		—	—	45		—	85
- Residential	1,820		—	—		1,212		—	—	—		—	89
	11,660		—	390		4,490		—	—	45		—	174
Land and development
- Commercial	1,340		—	37		191		—	—	—		—	—
- Residential	3,480		—	3		1,564		—	—	—		—	—
	4,820		—	40		1,755		—	—	—		—	—
Contractors	311		—	—		175		—	—	—		—	—
Housing associations	—		—	—		518		—	—	—		—	—

Total	16,791		—	430		6,938		—	—	45		—	174

As a percentage of total loans	21	%(1)	—	81	%(2)	38	%(1)	—	—	13	%(1)	—	76	%(2)

	31 December 2011
	Rest of the World				Total
	Loans and receivables to customers € m	Financial assets held for sale to NAMA € m	Disposal groups and non- current assets held for sale € m		Loans and receivables to customers € m		Financial assets held for sale to NAMA € m	Disposal groups and non- current assets held for sale € m
Investment
- Commercial	—	—	83		13,163		—	558
- Residential	—	—	—		3,032		—	89
	—	—	83		16,195		—	647
Land and development
- Commercial	—	—	11		1,531		—	48
- Residential	—	—	18		5,044		—	21
	—	—	29		6,575		—	69
Contractors	—	—	—		486		—	—
Housing associations	—	—	—		518		—	—

Total	—	—	112		23,774		—	716

As a percentage of total loans	—	—	29	%(2)	24	%(1)	—	60	%(2)

(1)	Total loans relate to loans and receivables to customers within relevant geographic split and are gross of provisions and unearned income
(2)	Total loans relate to loans held for sale as part of disposal groups and non-current assets held for sale within relevant geographic split and are gross of provisions and unearned income.

Loans for property investment comprise of loans for investment in commercial, retail office and residential property (the majority of these loans are underpinned by cash flows from lessees as well as the investment property collateral). Commercial investment lending by its nature has a strong element of tenant risk, and is exposed to movements in property valuation.

The commercial investment exposure of € 10,230 million in the Republic of Ireland is spread across the following property types: retail 41%; office 27%; industrial 7%; and mixed 26%. The € 3,278 million in the United Kingdom is spread across the following property types: retail 26%; office 38%; industrial 24%; and mixed 12%. The € 130 million in the United States of America is spread across the following property types: retail 0%; office 51%; industrial 11%; and mixed 38%. The € 83 million in the Rest of the World relates to the office property type only.

Risk management - 3. Individual risk types

3.1 Credit risk - Additional risk information on loans and receivables (continued)

(e) Total construction and property loans by geographic location (continued)

	31 December 2010
	Republic of Ireland					United Kingdom					United States of America
	Loans and receivables to customers € m		Financial assets held for sale to NAMA € m		Disposal groups and non- current assets held for sale € m	Loans and receivables to customers € m		Financial assets held for sale to NAMA € m		Disposal groups and non- current assets held for sale € m	Loans and receivables to customers € m		Financial assets held for sale to NAMA € m	Disposal groups and non- current assets held for sale € m
Investment
- Commercial	9,425		354		—	3,403		533		—	409		—	—
- Residential	1,893		24		—	1,362		48		—	242		—	—
	11,318		378		—	4,765		581		—	651		—	—
Land and development
- Commercial	1,566		53		—	208		73		—	42		—	—
- Residential	3,749		136		—	1,736		665		—	37		—	—
	5,315		189		—	1,944		738		—	79		—	—
Contractors	613		—		—	192		12		—	2		—	—
Housing associations	—		—		—	529		20		—	—		—	—

Total	17,246		567		—	7,430		1,351		—	732		—	—

As a percentage of total loans	25	%(1)	77	%(2)	—	35	%(1)	89	%(2)	—	37	%(1)	—	—

	31 December 2010
	Rest of the World				Total
	Loans and receivables to customers € m		Financial assets held for sale to NAMA € m	Disposal groups and non- current assets held for sale € m	Loans and receivables to customers € m		Financial assets held for sale to NAMA € m		Disposal groups and non- current assets held for sale € m
Investment
- Commercial	442		—	—	13,679		887		—
- Residential	—		—	—	3,497		72		—
	442		—	—	17,176		959		—
Land and development
- Commercial	31		—	—	1,847		126		—
- Residential	21		—	—	5,543		801		—
	52		—	—	7,390		927		—
Contractors	—		—	—	807		12		—
Housing associations	—		—	—	529		20		—

Total	494		—	—	25,902		1,918		—

As a percentage of total loans	51	%(1)	—	—	28	%(1)	85	%(2)	—

(1)	Total loans relate to loans and receivables to customers within relevant geographic split and are gross of provisions and unearned income.
(2)	Total loans relate to loans and receivables held for sale to NAMA within relevant geographic split and are gross of provisions and unearned income.

Loans for property investment comprise of loans for investment in commercial, retail office and residential property (the majority of these loans are underpinned by cash flows from lessees as well as the investment property collateral). Commercial investment by its nature has a strong element of tenant risk.

The commercial investment exposure of € 9,779 million in the Republic of Ireland is spread across the following property types: retail 36%; office 31%; industrial 7%; and mixed 26%. The € 3,936 million in the United Kingdom is spread across the following property types: retail 30%; office 40%; industrial 20%; and mixed 10%. The € 409 million in the United States of America is spread across the following property types: retail 23%; office 50%; industrial 12%; and mixed 15%. The € 442 million in the Rest of the World is spread across the following property types: retail 42%; office 52%; industrial 5%; and mixed 1%.

3.1 Credit risk - Additional risk information on loans and receivables (continued)

(f) Total leveraged debt by geographic location and industry sector

Leveraged lending (including the financing of management buy-outs, buy-ins and private equity buy-outs) is conducted primarily through specialist lending teams. The leveraged loan book set out below includes € 1,274 million (2010: € 3,335 million) of loans and receivables to customers and Nil (2010: € 21 million) for disposal groups and non-current assets held for sale. Specific impairment provisions of € 70 million (31 December 2010: € 79 million) are currently held against impaired exposures of € 106 million (31 December 2010: € 190 million) where there has been a permanent reduction in the value of the credit assets in question. These impaired exposures are not included in the analysis below. The unfunded element below includes off-balance sheet facilities and the undrawn element of facility commitments.

The portfolio has been purposely reduced in the year to December 2011 in large part due to AIB’s deleveraging plans.

Total leveraged debt by geographic location*

	2011		2010
	Funded € m	Unfunded € m	Funded € m		Unfunded € m
United Kingdom	215	35	600		102
Rest of Europe	220	53	885	(1)	214
United States of America	777	131	1,684		326
Rest of the World	62	1	166		100

	1,274	220	3,335		742

Funded leveraged debt by industry sector*

	2011	2010
	€ m	€ m
Agriculture	6	6
Construction and property	7	17
Distribution	298	597
Energy	42	70
Financial	19	100
Manufacturing	474	1,321	(1)
Transport	63	113
Other services	365	1,111

	1,274	3,335

(1)	In the Annual Financial Report 2010 funded leveraged debt of € 21 million relating to BZWBK was included in this analysis. In 2010 BZWBK was treated as a discontinued operation (note 18).

Large exposures (including NAMA and discontinued operations)

AIB’s Group Large Exposure Policy sets out maximum exposure limits to, or on behalf of, a customer or a group of connected customers.

At 31 December 2011, the Group’s top 50 exposures amounted to € 10.5 billion, and accounted for 10.6% (€11.5 billion and 11.0% at 31 December 2010) of the Group’s on-balance sheet total gross loans and receivables to customers. Of this amount Nil relates to loans held for sale to NAMA (2010: € 0.2 billion) and Nil relates to loans included within ‘Disposal groups and non-current assets held for sale’ (2010: € 0.5 billion). No single customer exposure exceeds regulatory guidelines. See also Risk Management – Credit risk management and mitigation. In addition, the Group holds NAMA senior bonds amounting to € 19.9 billion (2010: € 7.9 billion).

*	Forms an integral part of the audited financial statements

Risk management - 3. Individual risk types

3.1 Credit risk - Financial investments available for sale

The following tables give, for the Group at 31 December 2011 and 31 December 2010, the carrying value (fair value) of financial investments available for sale by major classifications together with the unrealised gains and losses.

	2011			2010
Debt securities*	Fair value € m	Unrealised gross gains € m	Unrealised gross losses € m	Fair value € m	Unrealised gross gains € m	Unrealised gross losses € m
Irish Government securities	5,217	40	(531)	4,309	—	(632)
Euro government securities	1,860	102	(62)	3,517	44	(50)
Non Euro government securities	1,270	207	(3)	1,693	88	(3)
Supranational banks and government agencies	1,147	10	(1)	1,317	15	(8)
U.S. Treasury & U.S. Government agencies	—	—	—	183	2	—
Collateralised mortgage obligations	509	—	(12)	885	1	(22)
Other asset backed securities	1,210	—	(353)	2,560	1	(291)
Euro bank securities	3,055	43	(77)	3,966	25	(79)
Non Euro bank securities	476	4	(12)	1,433	6	(87)
Euro corporate securities	110	4	(6)	187	10	(3)
Non Euro corporate securities	279	15	(5)	449	27	(3)
Other investments	12	—	—	12	—	—

Total debt securities	15,145	425	(1,062)	20,511	219	(1,178)
Equity securities
Equity securities - NAMA subordinated bonds	132	—	—	169	—	(51)
Equity securities - other	112	18	(24)	145	23	(11)

Total financial investments available for sale	15,389	443	(1,086)	20,825	242	(1,240)

The tables below set out further analyses of sovereign exposures within the financial investments available for sale portfolio at 31 December 2011 and 31 December 2010:

Government securities*	2011			2010
	Irish Government € m	Euro governments € m	Non Euro governments € m	Irish Government € m	Euro governments € m	Non Euro governments € m
Republic of Ireland(1)	5,217	—	—	4,309	—	—
United Kingdom	—	—	1,146	—	—	1,545
Italy	—	175	—	—	804	—
Austria	—	179	—	—	214	—
Spain	—	30	—	—	326	—
France	—	699	—	—	974	—
Germany	—	277	—	—	277	—
Greece	—	16	—	—	36	—
Portugal	—	98	—	—	238	—
Netherlands	—	341	—	—	394	—
Rest of the World	—	45	124	—	254	148

	5,217	1,860	1,270	4,309	3,517	1,693

(1)	Total exposure to the Irish Government is set out in note 64.
*	Forms an integral part of the audited financial statements

3.1 Credit risk - Financial investments available for sale (continued)

Collateralised mortgage obligations by geography and industry sector of the issuer*

	2011			2010
	Governments € m	Other financial € m	Total € m	Governments € m	Other financial € m	Total € m
United Kingdom	—	11	11	—	56	56
United States of America	489	—	489	820	—	820
Rest of the World	—	9	9	—	9	9

	489	20	509	820	65	885

Other asset backed securities by geography and industry sector of the issuer*

	2011				2010
	Governments € m	Banks € m	Other financial € m	Total € m	Governments € m	Banks € m	Other financial € m	Total € m
Republic of Ireland	—	—	34	34	—	—	224	224
United Kingdom	—	—	142	142	—	—	562	562
United States of America	—	—	96	96	139	—	216	355
Australia	—	—	—	—	—	—	363	363
Italy	—	—	89	89	—	—	122	122
Spain	—	13	623	636	—	17	800	817
Rest of World	—	—	213	213	—	—	117	117

	—	13	1,197	1,210	139	17	2,404	2,560

	2011		2010
Bank securities by geography*	Euro € m	Non Euro € m	Euro € m	Non Euro € m
Republic of Ireland	622	34	247	114
United Kingdom	316	127	305	344
United States of America	32	3	239	18
Australia	36	20	50	85
Italy	—	—	398	—
Austria	70	18	148	17
France	323	—	473	59
Germany	481	97	541	267
Portugal	54	—	52	—
Netherlands	266	25	145	91
Spain	569	6	838	50
Sweden	6	143	—	203
Belgium	11	—	336	57
Denmark	88	—	86	—
Rest of the World	181	3	108	128

	3,055	476	3,966	1,433

The cumulative charge to available for sale securities reserves relating to bank securities is € 42 million (2010: € 135 million) which is gross of hedging and taxation.

*	Forms an integral part of the audited financial statements

Risk management - 3. Individual risk types

3.1 Credit risk - Financial investments available for sale (continued)

Debt securities

Available for sale debt securities reduced from a fair value of € 20.5 billion at year end 2010 to € 15.1 billion at year end 2011. Sales and maturities of € 8.8 billion were partially offset by the addition of €1.6 billion of securities held by EBS and also by purchases of € 1.7 billion. Disposals reflected a reduction in credit appetite for assets domiciled in selected Eurozone countries (e.g. the fair value of holdings in Portugal, Italy, Greece and Spain combined reduced by € 2 billion for the year) and also a decision to reduce assets which could not provide immediate access to liquidity where required (e.g. US, Canadian and Australian assets were reduced by a combined total of € 1.7 billion).

Part of the reduction in fair value included specific provisions of € 164 million. This related, in the main, to Irish banks’ subordinated debt instruments of € 132 million, which were sold or exchanged for equity during the year. In addition, a provision of € 24 million was made against a € 40 million Greek Sovereign debt holding, and € 8 million was provided against an individual Spanish subordinated bank debt holding of € 15 million. In addition to the specific provisions, an IBNR provision of € 10 million is held against the remaining subordinated bank debt portfolio of € 125 million and an IBNR provision of € 50 million is held against the remaining European asset backed securities holdings of € 1.1 billion.

The portfolio remains materially investment grade, with 35% rated AAA (2010 47%); 10% rated AA (2010 10%); 11% rated A (2010 35%); and 41% rated BBB (2010 6%).

The Irish Government securities position increased from € 4.3 billion at year end 2010 to € 5.2 billion at year end 2011, principally due to purchases in the late second half of the year for the purpose of hedging the interest rate risk on the Contingent Capital Notes which were issued by AIB in July 2011.

At year end 2010, the bank bond fair value of € 5.4 billion included € 0.8 billion of covered bonds; € 1.1 billion of government guaranteed senior bank debt; € 3 billion of senior unsecured bank debt; and € 0.5 billion of subordinated bank debt. At year end 2011, the bank bond fair value of € 3.5 billion included € 1.1 billion covered bonds; € 0.9 billion of government guaranteed senior bank debt; € 1.4 billion of senior unsecured bank debt; and € 0.1 billion subordinated bank debt. The increase in covered bonds relates to assets held by EBS.

Other asset backed securities of € 1.2 billion (2010: € 2.6 billion) primarily relate to residential mortgage backed securities of € 1.1 billion (2010: € 2 billion) with the largest holdings in Spanish RMBS of € 0.6 billion (2010: € 0.7 billion).

Equity securities

NAMA subordinated bonds are included within available for sale equity securities. The fair value of these bonds at year end 2011 was € 132 million (against a nominal holding of € 478 million) compared with the year end 2010 fair value of € 169 million (against a nominal holding at that time of € 423 million). An impairment provision of € 106 million was made at 31 December 2011 following the release of NAMA accounts and additional disclosures by NAMA in the second half of the year.

In addition, a € 13 million provision was made against other equity securities.

3.1 Credit risk - Exposures to selected Eurozone countries

The Group’s principal area of operations is in the Republic of Ireland, accordingly, its most significant exposures arise there both in terms of lending and investments. However, the Group also has exposures to certain other Eurozone countries which at 31 December 2011 or subsequently had a Standard & Poor’s rating of A or less. These exposures are mainly in the Group’s available for sale portfolio.

Set out in the tables below is an analysis of these selected Eurozone exposures.

Basis of preparation:

•	Exposures are shown at their balance sheet carrying value;

•	Exposures are based on the country of operations of the counterparty;

•	For banking groups and corporates, the country of operations is where materially most of the entity’s assets are located and/ or materially most of the profits are earned;

•	For retail exposures, the country of operations is where materially most of the entity’s assets are located and/or materially most of the profits are earned (country of residence);

•	Exposures to sovereigns include governments, departments of governments, embassies, consulates and exposures on account of cash balances and deposits with central banks; and

•	In relation to derivatives:

A positive fair value indicates an exposure. A negative fair value where ISDA applies is an offset to an exposure. A positive Credit Support Annexes (“CSA”) balance is an offset to an exposure and a negative CSA balance is an increase in exposure.

Republic of Ireland

S&P rating at 31 December 2011 is BBB+.

	2011				2010
Loans and receivables(1)*	< 1 year € m	1-5 years € m	> 5 years € m	Total € m	< 1 year € m	1-5 years € m	> 5 years € m	Total € m
Loans and receivables to banks/central banks	651	—	—	651	1,642	—	—	1,642
NAMA senior bonds	19,856	—	—	19,856	7,869	—	—	7,869

Total	20,507	—	—	20,507	9,511	—	—	9,511

For details of loans and receivables to customers in the Republic of Ireland please refer to pages 153 to 156 and 159 to 162.

	2011		2010
Financial investments available for sale*	Fair value € m	Impairment provisions € m	Fair value € m	Impairment provisions € m
Sovereign	5,217	—	4,309	—
Senior bank bonds	656	—	258	—
Subordinated bank bonds(1)	—	—	103	—
Other asset backed securities	34	—	224	—
Other investments	—	—	2	—

Total	5,907	—	4,896	—

(1)	Specific impairment charge during 2011 in respect of instruments sold or exchanged for equity.

	2011		2010
Sovereign*	Residual maturity € m	Charge to AFS reserves € m	Residual maturity € m	Charge to AFS reserves € m
< 1 year	693	(7)	908	(3)
1 - 5 years	2,205	(92)	1,471	(94)
> 5 years	2,319	(478)	1,930	(535)

Total	5,217	(577)	4,309	(632)

*	Forms an integral part of the audited financial statements

Risk management - 3. Individual risk types

3.1 Credit risk - Exposures to selected Eurozone countries (continued)

Republic of Ireland (continued)

	2011
Derivatives	Positive fair value € m	Negative fair value € m	Netting ISDA master agreements € m	Cash collateral received - CSAs € m	Cash collateral paid - CSAs € m	Customer exposure € m
Sovereign	104	(15)	15	—	—	89
Banks	109	(69)	60	54	(5)	—
Customers	147	(135)	—	—	—	147

	360	(219)	75	54	(5)	236

	2010
Derivatives	Positive fair value € m	Negative fair value € m	Netting ISDA master agreements € m	Cash collateral received - CSAs € m	Cash collateral paid - CSAs € m	Customer exposure € m
Sovereign	48	—	—	—	—	48
Banks	145	(70)	60	—	—	85
Customers	147	(112)	—	—	—	147

	340	(182)	60	—	—	280

Greece

S&P rating at 31 December 2011 is CC.

	2011				2010
Loans and receivables(2)*	<1 year € m	1-5 years € m	> 5 years € m	Total € m	< 1 year € m	1-5 years € m	> 5 years € m	Total € m
Gross loans and receivables	—	—	—	—	—	10	—	10
Provisions for impairment	—	—	—	—	—	—	—	(6)

Total	—	—	—	—	—	10	—	4

(2)	Includes loans and receivables to both banks and customers.

	2011		2010
Financial investments available for sale*	Fair value € m	Impairment provisions € m	Fair value € m	Impairment provisions € m
Sovereign	16	24	36	—
Senior bank bonds	—	—	—	—
Other asset backed securities	32	—	50	—
Other investments	4	—	6	—

Total	52	24	92	—

This table set out the residual maturity of sovereign available for sale exposures and related (charge)/credit to available for sale (“AFS”) reserves before impact of hedging.

	2011		2010
Sovereign*	Residual maturity € m	(Charge) / credit to AFS reserves € m	Residual maturity € m	Charge to AFS reserves € m
< 1 year	16	—	—	—
1 - 5 years	—	—	36	(5)
> 5 years	—	—	—	—

Total	16	—	36	(5)

*	Forms an integral part of the audited financial statements

3.1 Credit risk - Exposures to selected Eurozone countries (continued)

Italy

S&P rating at 31 December 2011 is A but subsequently downgraded to BBB+.

	2011				2010
Loans and receivables(2)*	< 1 year € m	1-5 years € m	> 5 years € m	Total € m	< 1 year € m	1-5 years € m	> 5 years € m	Total € m
Gross loans and receivables	—	7	11	18	15	17	18	50
Provisions for impairment	—	—	—	—	—	—	—	—

Total	—	7	11	18	15	17	18	50

(2)	Includes loans and receivables to both banks and customers.

	2011		2010
Financial investments available for sale*	Fair value € m	Impairment provisions € m	Fair value € m	Impairment provisions € m
Sovereign	175	—	804	—
Senior bank bonds	—	—	340	—
Subordinated bank bonds	—	—	58	—
Other asset backed securities	89	—	122	—
Other investments	5	—	5	—

Total	269	—	1,329	—

This table set out the residual maturity of sovereign available for sale exposures and related (charge)/credit to available for sale (“AFS”) reserves before impact of hedging.

	2011		2010
Sovereign*	Residual maturity € m	(Charge) /credit to AFS reserves € m	Residual maturity € m	(Charge) /credit to AFS reserves € m
< 1 year	—	—	242	1
1 - 5 years	—	—	358	(5)
> 5 years	175	(44)	204	(8)

Total	175	(44)	804	(12)

*	Forms an integral part of the audited financial statements

Risk management - 3. Individual risk types

3.1 Credit risk - Exposures to selected Eurozone countries (continued)

Portugal

S&P rating at 31 December 2011 is BBB- but subsequently downgraded to BB.

	2011				2010
Loans and receivables(2)*	< 1 year € m	1-5 years € m	> 5 years € m	Total € m	< 1 year € m	1-5 years € m	> 5 years € m	Total € m
Gross loans and receivables	—	—	19	19	150	—	20	170
Provisions for impairment	—	—	—	(5)	—	—	—	—

Total	—	—	19	14	150	—	20	170

(2)	Includes loans and receivables to both banks and customers.

	2011		2010
Financial investments available for sale*	Fair value € m	Impairment provisions € m	Fair value € m	Impairment provisions € m
Sovereign	98	—	238	—
Senior bank bonds	54	—	52	—
Other asset backed securities	79	—	130	—
Other investments	—	—	—	—

Total	231	—	420	—

This table set out the residual maturity of sovereign available for sale exposures and related (charge)/credit to available for sale (“AFS”) reserves before impact of hedging.

	2011		2010
Sovereign*	Residual maturity € m	Charge to AFS reserves € m	Residual maturity € m	Charge to AFS reserves € m
< 1 year	66	(3)	126	—
1 - 5 years	23	(8)	89	(3)
> 5 years	9	(7)	23	(3)

Total	98	(18)	238	(6)

*	Forms an integral part of the audited financial statements

3.1 Credit risk - Exposures to selected Eurozone countries (continued)

Spain

S&P rating at 31 December 2011 is AA- but subsequently downgraded to A.

	2011				2010
Loans and receivables(2)*	< 1 year € m	1-5 years € m	> 5 years € m	Total € m	< 1 year € m	1-5 years € m	> 5 years € m	Total € m
Gross loans and receivables	23	499	61	583	1	598	80	679
Provisions for impairment	—	—	—	(3)	—	—	—	(9)

Total	23	499	61	580	1	598	80	670

(2)	Includes loans and receivables to both banks and customers.

	2011		2010
Financial investments available for sale*	Fair value € m	Impairment provisions € m	Fair value € m	Impairment provisions € m
Sovereign	30	—	326	—
Senior bank bonds	538	—	784	—
Subordinated bank bonds	37	8	104	—
Other asset backed securities	636	—	817	—
Other investments	—	—	2	—

Total	1,241	8	2,033	—

This table set out the residual maturity of sovereign available for sale exposures and related (charge)/credit to available for sale (“AFS”) reserves before impact of hedging.

	2011		2010
Sovereign*	Residual maturity € m	(Charge) /credit to AFS reserves € m	Residual maturity € m	Charge to AFS reserves € m
< 1 year	—	—	26	—
1 - 5 years	30	—	300	(8)
> 5 years	—	—	—	—

Total	30	—	326	(8)

	2011
Derivatives	Positive fair value € m	Negative fair value € m	Netting ISDA master agreements € m	Cash collateral received - CSAs € m	Cash collateral paid - CSAs € m	Customer exposure € m
Banks	9	—	—	9	—	—
Customers	—	—	—	—	—	—

	9	—	—	9	—	—

	2010
Derivatives	Positive fair value € m	Negative fair value € m	Netting ISDA master agreements € m	Cash collateral received - CSAs € m	Cash collateral paid - CSAs € m	Customer exposure € m
Banks	56	2	—	—	—	56
Customers	36	—	—	—	—	36

	92	2	—	—	—	92

*	Forms an integral part of the audited financial statements

Risk management - 3. Individual risk types

3.1 Credit risk - Exposures to selected Eurozone countries (continued)

Debt securities

Republic of Ireland

The fair value of holdings of Irish debt securities in the available for sale category at end 2011 of € 5.9 billion was made up of sovereign debt € 5.2 billion; government guaranteed senior bank debt of € 0.5 billion; covered bonds of € 0.1 billion; and residential mortgage backed securities of € 44 million. The 2010 fair value of Irish debt securities in AFS of € 4.7 billion comprised of sovereign debt € 4.3 billion; government guaranteed senior bank debt of € 0.2 billion; subordinated bank debt of € 0.1 billion; senior bank debt of € 0.05 billion; and residential mortgage backed securities of € 0.06 billion. The increase in fair value of the sovereign debt was due to purchases in the second half of 2011 for the purpose of hedging the interest rate risk on the Contingent Capital Notes issued by AIB.

Greece

The fair value of holdings of Greek debt securities at end 2011 of € 52 million (2010: € 92 million) was comprised of sovereign debt € 16 million (2010: € 36 million); asset backed securities of € 32 million (2010: € 50 million); and corporate debt of € 4 million (2010: € 6 million). The fall in fair value in each instance was due to a fall in market prices. A specific provision of € 24 million was made during 2011 against the € 40 million nominal Greek sovereign debt holding (€ 16 million fair value at end 2011).

Italy

The fair value of holdings of Italian debt securities at end 2011 of € 269 million (2010: € 1.33 billion) included sovereign debt € 175 million (2010: € 0.8 billion); asset backed securities of € 89 million (2010: € 122 million); and corporate debt of € 5 million (2010: € 5 million). Senior bank debt, covered bonds and subordinated bank debt held at the end of 2010 in the amount of € 398 million were sold or matured during 2011.

Portugal

The fair value of holdings of Portuguese debt securities at end 2011 of € 231 million (2010: € 420 million) was comprised of sovereign debt € 98 million (2010: € 238 million); asset backed securities of € 79 million (2010: € 130 million); and senior bank debt of € 54 million (2010: € 52 million).

Spain

The fair value of holdings of Spanish debt securities at end 2011 of € 1.2 billion (2010: € 2 billion) included asset backed securities of € 0.6 billion (2010: € 0.8 billion); covered bonds of € 0.5 billion (2010: € 0.4 billion); subordinated bank debt of € 37 million (2010: € 0.1 billion); sovereign debt of € 30 million (2010: € 0.3 billion); and senior bank debt of € 6 million (2010: € 0.4 billion). The asset backed securities at end 2011 were all residential mortgage backed securities which had been rated AAA at origination. The end 2011 ratings profile was AAA 35%; AA 52%; A 10%; BBB 2%; BB 1%; and the overall weighted average market bid price for the portfolio was 71.45. The end 2011 ratings profile of the Spanish covered bond holdings was AAA 38%; AA 42%; A 8%; BBB 12%; and the weighted average market bid price for the portfolio was 94.03.

3.2 Liquidity risk*

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

The Group endeavours to maintain a diversified funding base with an emphasis on high quality, stable customer deposit funding and maintaining a balance between short term and long term funding sources. The principles behind the Group’s liquidity management policy aim to ensure that the Group can at all times meet its obligations as they fall due at an economic price. The Group manages its liquidity in a number of ways. Firstly, through the active management of its liability maturity profile, it aims to ensure a balanced spread of repayment obligations with a key focus on 0-8 day and 9 day – 1 month time periods. Monitoring ratios apply to periods in excess of 1 month. Secondly, the Group aims to maintain a stock of high quality liquid assets to meet its obligations as they fall due. Discounts are applied to these assets based upon their cash-equivalence and price sensitivity. Finally, net outflows are monitored on a daily basis. The Group’s approach to liquidity management complies with the Central Bank’s revised ‘Requirements for the Management of Liquidity Risk’, introduced in July 2007.

Customer deposits represent the largest source of funding, with the Group’s core retail franchises and accompanying core retail deposit base in Ireland and the UK providing the Group with a stable and reasonably predictable source of funds. Although a significant element of these retail deposits are contractually repayable on demand or at short notice, the granularity of the Group’s customer base generally mitigates this risk.

The Group saw a number of material changes to its customer deposit profile in 2011. Concerns in the first half of the year about Ireland and the banking system saw outflows of approximately € 5 billion from the AIB franchises, after adjusting for the sale of BZWBK. In February, the acquisition of the customer deposits of the former Anglo Irish Bank brought further diversification to the customer deposits base. On 1 July 2011, the acquisition of EBS brought with it customer deposits, which amounted to € 8.5 billion at 31 December 2011. Following the PCAR announcement and the resultant recapitalisation of the Group, the deposit books stabilised. The deposit books remained stable through the period of Europe-wide uncertainty in the latter months of the year.

The Irish Government Eligible Liabilities Guarantee (“ELG”) scheme continues to play an important role in underpinning the funding position of the Group. The legislation to extend the ELG Scheme to 31 December 2012 (subject to EU state aid approval) was signed into law on 8 December 2011. EU state aid approval for the extension of the ELG Scheme for the six month period to 30 June 2012 was also issued on 8 December 2011. In November 2011 the Group received approval from the Minister for Finance to offer unguaranteed deposits to corporate customers. This is an important first step towards the Group’s ultimate aim of developing the capability to fund itself without the necessity for ELG support. Additional information on the ELG scheme is included in note 56 to the financial statements.

The Group monitors and manages the funding support provided by its deposit base to its loan book through a series of measures including its externally reported customer loan to deposit ratio (“LDR”). As a consequence of the deposit developments outlined above and the deleveraging that was achieved through asset sales and loan repayments, the Group’s LDR decreased from 165% at 31 December 2010 to 136% at 31 December 2011 (138% including loans and receivables held for sale). The Group is also managing to interim targets agreed with the Central Bank of Ireland for the Liquidity Coverage Ratio (“LCR”) and Net Stable Funding Ratio (“NSFR”) pending their formal introduction as regulatory standards in 2015 and 2018 respectively.

*	Forms an integral part of the audited financial statements

Risk management - 3. Individual risk types

3.2 Liquidity risk* (continued)

Group Treasury manages the liquidity and funding requirements of the Group. Euro, sterling, and US dollar represent the most important currencies to the Group from a funding and liquidity perspective. Access to wholesale markets for unsecured funding has remained virtually closed to the Group and as a result the Group has required a significant dependency on the monetary authorities for replacement funding. Progress on the deleveraging programme and receipt of a cash deposit from the NTMA in advance of the Government capital injection enabled the Group to repay the non-standard facilities received from the Central Bank of Ireland in April 2011.The Group at 31 December 2011 has availed of Central Bank funding of € 31 billion (includes EBS of € 4 billion), this is down from € 37 billion at 31 December 2010. The Central Bank funding at 31 December 2010 included non-standard facilities of € 11 billion. The Group exited the non-standard facilities in April 2011. Central Bank drawings include the switch of € 3 billion from short term operations into the 3 year Long Term Refinancing Operation (“LTRO”) at 31 December 2011. In January 2011, the Group issued own-use bank bonds covered by the ELG which were eligible for ECB operations. These had a liquidity value of € 3.7 billion and were repaid in January 2012.The Group continues to develop the capability to create collateral pools from its loan assets aimed at market investors and the recently widened ECB collateral framework.

Having been in breach of regulatory liquidity requirements since November 2010, the position was regularised following completion of the capital raising process in July 2011 and the Group has since remained in compliance. In the absence of normal market conditions and given the extent of support from the monetary authorities, the Group’s contingency liquidity management framework remains activated.

The Group’s debt rating as at 23 February 2012 for all debt/deposits not covered by the Credit Institutions (Eligible Liability Guarantee) Scheme 2009 are as follows: Standard and Poors long-term “BB” and short-term “B”, Fitch long-term “BBB” and short-term “F2”; Moody’s long-term “Ba2” for deposits and “Ba3” for senior unsecured debt and short-term “Not Prime” for deposits and senior unsecured debt.

The Group’s debt rating as at 23 February 2012 for all debt/deposits covered by the Credit Institutions (Eligible Liability Guarantee) Scheme 2009 are as follows: Standard and Poors long-term “BBB+” and short-term “A-2”, Fitch long-term “BBB+” and short-term “F2”; Moody’s long-term “Ba1” and short-term “Not Prime”.

Risk monitoring and reporting

In common with other areas of risk management, the Group operates a “three lines of defence” model. Risk monitoring and reporting is carried out in the first line by Treasury ALM – Analysis, Reporting & Control (“TALM-ARC”) which reports directly to the CFO. Second line assurance is provided by Financial Risk, reporting to the CRO and Group Internal Audit comprises the third line.

The liquidity position of AIB is measured and monitored daily by TALM-ARC. The daily liquidity report sets out the Group’s principal operating currencies of euro, sterling and US dollar. In addition to the regular Group ALCo, Executive Risk Committee and Board monthly reporting on the liquidity and funding position of the Group, the Executive Committee and the Board are briefed on liquidity and funding on an ongoing basis.

Further information on liquidity risk can be found in (notes 61 and 62) to the financial statements.

3.3 Market risk*

Market risk is the risk relating to the uncertainty of returns attributable to fluctuations in market factors such as adverse movements in the level or volatility of market prices of items such as debt instruments, equities and currencies. Where the uncertainty is expressed as a potential loss in value, it represents a risk to the income and capital position of the Group.

The Group assumes market risk as a result of its balance sheet and capital management activity. The Group’s Treasury function assumes market risk as a consequence of the risk management services it provides to its client base and through risk positioning in selected wholesale markets. In addition, the Treasury function is also authorised to trade on its own account in selected wholesale markets. The strategies employed are desk and market specific and are approved on an annual basis through the Group’s Risk Appetite Framework governance process.

*	Forms an integral part of the audited financial statements

3.3 Market risk* (continued)

Risk identification and assessment

Treasury is monitored by an independent control function, TALM-ARC which is tasked with capturing and monitoring all material sources of market risk. The Financial Risk function, part of Group Risk, carries second line of defence responsibility for market risk, providing independent oversight and assurance to the Risk Committees and Board.

In quantifying the portfolio’s market risk profile, the Group’s risk measurement systems are configured to address all material risk factors. The Group’s core risk measurement methodology is based on an historical simulation application of the industry standard Value at Risk (“VaR”) technique. The methodology incorporates the portfolio diversification effect within each standard risk factor (interest rate, credit spread, foreign exchange, equity, as applicable). This VaR metric is derived from an observation of historical prices over a period of one year, assessed at a 95% statistical confidence level and using a 1 day holding period.

Although an important measure of risk, VaR has limitations as a result of its use of historical data, holding periods and frequency of calculation. The VaR methodology also assumes that markets remain constant over the given time horizon. Furthermore, the use of confidence intervals does not convey any information about potential loss when the confidence level is exceeded. The Group recognises these limitations and supplements its use with a variety of other techniques, including sensitivity analysis, interest rate gaps by time period and daily open foreign exchange and equity positions. In particular, the sensitivity of the Group’s available for sale (“AFS”) securities portfolio to a one basis point shift in credit spreads is actively monitored and the AFS securities portfolio is subject to additional nominal limits. The size of the Group’s AFS portfolio and the net unrealised gains/losses are set out in note 34.

Stress-testing and scenario analysis are employed on an ongoing basis to gauge the Treasury portfolio’s vulnerability to loss under stressful market conditions. Some stress-tests revolve around defining large, severe and extreme scenarios and determining the changes in the value of Treasury’s portfolio of financial instruments in the event of any one scenario. Others, for example in the case of interest rate risk portfolios employ principal components analysis (“PCA”) to analyse interest rate term structure factor sensitivity (i.e. PCA identifies the three most predictive elements driving interest rate changes, namely parallel shift, twist and bow, and uses these in the determination of alternative stressed portfolio valuation). For foreign exchange and equity portfolios, historical simulation techniques are used to determine potential worst case outcomes.

Risk management and mitigation

In managing and overseeing market risk, the Group makes a distinction between its trading and non-trading activities. All trading positions arise in a dealing room environment, are subject to the Group’s market risk management framework and are reviewed monthly at the Financial Risk Forum, irrespective of accounting or regulatory treatment.

All other positions, most of which are structural in nature, are considered ‘non-trading’ and are subject to a management framework that is determined by Group ALCo e.g. the risk management of non-interest bearing current account balances.

Market risk management in the Group is actively administered on the basis of clearly delegated authorities that reflect the appropriate segregation of duty, fit for purpose trading environments with enabling technology and competent personnel with relevant skill and experience. It should be noted that credit risk issues inherent in the market risk portfolios are subject to the credit risk framework that was described in the previous section. A suite of policies and standards clarifies roles and responsibilities, and provides for effective measurement, monitoring and review of dealing positions.

Market risk management aligns with trading business strategy through the articulation of an annual risk strategy and appetite statement. This process yields a suite of market risk limits that considers both the risk (e.g. VaR) and financial (e.g. Embedded Value and Stop Loss) impacts of Treasury activities.

*	Forms an integral part of the audited financial statements

Risk management - 3. Individual risk types

3.3 Market risk* (continued)

Risk monitoring and reporting

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

Market risk profile

The following tables show Treasury’s market risk profile at the end of 2011 and 2010, measured in terms of Value at Risk (“VaR”) for each standard risk type. For interest rate risk positions, the table also differentiates between those positions that are accounted for on a mark to market (“MTM”) basis and those that are not. For internal reporting, the Group employs a 95% confidence interval, a 1-day holding period and a 1 year sample period. The trading book exposures in Treasury are included in the MTM portfolio column and the banking book exposures in Treasury are included in the ‘Other portfolio’ column. The equivalent profile for Allied Irish Banks, p.l.c. is presented in note 74.

The following tables illustrate the VaR figures for the years ended 31 December 2011 and 2010. It should be noted that the 2011 figures are not directly comparable to 2010 figures due to the disposal of BZWBK and the migration to a new VaR estimation methodology mid-year. The VaR estimation methodology was enhanced during the year to improve its risk sensitivity, drive consistency of risk assessment across separate categories of market risk and to facilitation model validation. The sale of BZWBK was completed in April 2011 and, consequently, the BZWBK Treasury VaR figures have been excluded from 2011 profile below. In addition, AIB implemented an historical simulation-based VaR methodology in June 2011 and adopted a 95% confidence interval, 1 day holding period and 1 year sample data for reporting and limit management purposes (previously, AIB employed a variance-covariance VaR methodology based on a 99% confidence interval, 1 month holding period and 3 years of sample data).

	VaR (MTM portfolio)		VaR (Other portfolios)		Total VaR
	2011 € m	2010 € m	2011 € m	2010 € m	2011 € m	2010 € m
Interest rate risk
1 day holding period:
Average	0.4	2.4	4.9	8.0	4.9	6.6
High	0.9	3.7	6.0	12.6	6.0	11.8
Low	0.2	0.9	3.3	4.9	3.4	4.4
31 December	0.2	2.0	5.8	7.2	5.8	5.7

On a like for like basis (using 95% 1 day & 1 year data and excluding BZWBK from both 2011 and 2010), Treasury’s interest rate VaR component rose slightly during 2011 to an average of € 4.9 million versus. € 3.5 million (end of year comparison was € 5.8 million compared to € 2.8 million) but exposure remains well below 2008/2009 levels (for example, December 2009 was € 5.7 million and December 2008 was € 13.1 million). Similarly, Treasury’s trading interest rate VaR average for 2011 was € 0.4 million compared to € 1.5 million in 2009.

The factors affecting the overall interest rate VaR in 2011 were:

a)	A fall in the level of underlying strategic market risk exposures as legacy positions moved closer to final maturity;

b)	Increased Treasury banking book VaR arising from the management of the basis risk on the NAMA bond position as market spreads (cash versus. derivative) reached stressed levels;

c)	Lower trading book interest rate VaR reflecting the change in AIB’s business model and its concentration on liquidity management and banking book risk management activities; and

d)	A general reduction in Treasury’s risk appetite reflecting its current market view.

*	Forms an integral part of the audited financial statements

3.3 Market risk* (continued)

The following table sets out the VaR for equity and foreign exchange rate risk for the years ended 31 December 2011 and 2010.

	Equity risk		Foreign exchange rate risk-trading
	VaR (MTM portfolio)		VaR (MTM portfolio)
	2011 € m	2010 € m	2011 € m	2010 € m
1 day holding period:
Average	0.7	0.9	0.2	0.4
High	1.1	1.9	0.4	1.0
Low	0.4	0.5	—	0.1
31 December	0.6	1.3	—	0.4

In terms of foreign exchange VaR, the level of overall exposure remains modest with very little change in average VaR levels between 2011 versus 2010. On a like for like basis, the yearly average in both years was approximately € 0.2 million. In terms of equity VaR, there was a modest rise in exposure during 2011 versus 2010 with the yearly average in 2011 reaching € 0.7 million compared to € 0.6 million in 2010, on a like for like basis.

*	Forms an integral part of the audited financial statements

Risk management - 3. Individual risk types

3.4 Non-trading interest rate risk*

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

Risk identification and assessment

Banking book interest rate risk is calculated on the basis of establishing the repricing behaviour of each asset, liability and off-balance sheet product. For some products, the actual interest repricing characteristics differ from the contractual repricing arrangements. In these cases, the repricing maturity is determined by the market interest rates that most closely fit the behaviour of the product interest rate. For non-interest bearing current accounts, the repricing maturity is determined by the stability of the portfolio. The assumptions behind these repricing maturities and the stability levels of portfolios are reviewed periodically by Group ALCo. The risks from these exposures are managed through a series of VaR, basis point sensitivity and earnings at risk measures. The table below shows the sensitivity of the Group’s banking book to a hypothetical immediate and sustained 100 basis point (“bp”) movement in interest rates on 1 January 2012 and 2011 and its impact on net interest income over a twelve month period (12 month earnings at risk).

Sensitivity of projected net interest income to interest rate movements:

As at 31 December	2011 € m	2010 € m
+ 100 basis point parallel move in all interest rates	(11)	(87)
- 100 basis point parallel move in all interest rates	11	92

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

Risk management and mitigation

As a core risk management principle, the Group requires that all material interest rate risk is transferred to Group Treasury. This transferred banking book risk is managed as part of Group Treasury’s overall interest rate risk position. The Group manages structural interest rate risk volatility by maintaining a portfolio of instruments with interest rates fixed for several years. The size and maturity of this portfolio is determined by characteristics of the interest-free or fixed-rate liabilities or assets and, in the case of equity, an assumed average maturity.

Risk monitoring and reporting

Group ALCo monitors risk and has oversight responsibility for the Group’s banking book interest rate risk. Group ALCo meets on a monthly basis and receives standing reports on the Group’s asset and liability risk profile. It monitors positions against limits on a monthly basis. The Board approves and reviews relevant policies and limits.

*	Forms an integral part of the audited financial statements.

3.5 Structural foreign exchange risk*

Structural foreign exchange exposures represent net investment in subsidiaries, associates and branches, the functional currencies of which are currencies other than euro. The Group hedges structural foreign exchange exposures only in limited circumstances. The Group’s objectives are to ensure, where practical, that its consolidated capital ratios are largely protected from the effect of changes in exchange rates and that the Group’s foreign currency earnings are managed within tolerance levels based on the budget for the forthcoming year, making use of other natural hedges within the Group’s balance sheet where these are available.

Risk identification and assessment

The Group prepares its consolidated statement of financial position in euro. Accordingly, the consolidated statement of financial position is affected by movements in the exchange rates between foreign currencies and the euro. The Group is exposed to foreign exchange risk as it translates foreign currencies into euro at each reporting period and the currency profile of the Group’s capital may not necessarily match that of its assets and risk-weighted assets.

At 31 December 2011 and 2010, the Group’s structural foreign exchange position against the euro was as follows:

	2011 € m	2010 € m
US dollar	165	217
Sterling	(478)	768
Polish zloty	—	1,324

	(313)	2,309

A 10% strengthening in sterling against the euro would result in a decrease in the Group’s core tier 1 ratio by 22 bps as at December 2011.

Risk management and mitigation

The Group’s structural foreign exchange hedging activity (on foreign currency earnings) is overseen by the Treasurer, advised by the Hedging Committee. The Hedging Committee also monitors and reports to Group ALCo on the foreign exchange sensitivity of consolidated capital ratios. Group ALCo sets the framework for and reviews the management of these activities.

Risk monitoring and reporting

The Board reviews and approves relevant policies and limits. Group ALCo monitors the Group’s structural foreign exchange risks. It meets on a monthly basis and receives standing reports on the Group’s asset and liability risk profile including structural foreign exchange risk. Open positions are reported as differences between expected earnings in the current year and the value of hedges in place.

Exchange differences on structural exposures are recognised in ‘other income’ in the financial statements.

3.6 Operational risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. It includes legal risk, but excludes strategic and business risk. In essence, operational risk is a broad canvas of individual risk types which include information technology, business continuity, heath and safety risks, and legal risk.

Risk identification and assessment

Risk and Control Self-Assessment (‘self-assessment’) is a core process in the identification and assessment of operational risk across the enterprise. The process serves to ensure that key operational risks are proactively identified, evaluated, monitored and reported, and that appropriate action is taken. Self-assessment of risks is completed at business unit level and these are incorporated into the Operational Risk Self Assessment Risk template (“SART”) for the business unit. SARTs are regularly reviewed and updated by business unit management. A matrix is in place to enable the scaling of risks and plans must be developed to introduce mitigants for the more significant risks. Monitoring processes are in place at business and support level and Operational Risk Teams undertake reviews to ensure the completeness and robustness of each business unit’s self-assessment, and that appropriate attention is given to the more significant risks.

Risk management and mitigation

Each business area is primarily responsible for managing its own operational risks. An overarching Group Operational Risk Management (“ORM”) framework is in place, designed to establish an effective and consistent approach to operational risk management across the enterprise. The Group ORM framework is also supported by a range of specific policies addressing issues such as information security and business continuity management.

*	Forms an integral part of the audited financial statements.

Risk management - 3. Individual risk types

3.6 Operational risk (continued)

An important element of the Group’s operational risk management framework is the ongoing monitoring through self-assessment of risks, control deficiencies and weaknesses, plus the tracking of incidents and loss events. The role of Operational Risk is to review and coordinate operational risk management activities across the Group including setting policy and standards and promoting best practice disciplines augmented by an independent assurance process.

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

Risk monitoring and reporting

The primary objective of the operational risk management reporting and control process within the Group is to provide timely, pertinent operational risk information to the appropriate management level so as to enable appropriate corrective action to be taken and to resolve material incidents which have already occurred. A secondary objective is to provide a trend analysis on operational risk and incident data for the Group. The reporting of operational incidents and trend data at the Executive Risk and Board Risk committees supports these two objectives. In addition, the Board, Group Audit Committee and the Executive Committee receive summary information on significant operational incidents on a regular basis.

Business units are required to review and update their assessment of their operational risks on a regular basis. Operational Risk assurance teams undertake review and challenge assessments of the business unit risk assessments. In addition, quality assurance teams which are independent of the business undertake reviews of the operational controls in the retail branch networks as part of a combined regulatory/compliance/operational risk programme.

Operational Risk - New Target Operating Model

AIB has developed a new target operating model for operational risk to ensure the framework outlined above is embedded and executed more robustly across the Group. The key principles of the new model are:

•	A strong operational risk function, appropriately staffed and clearly independent of the first line of defence;

•	Technology in place to support assessment and mitigation of operational risks; and

•	Greater control effectiveness testing by operational risk.

3.7 Regulatory compliance risk*

Regulatory compliance risk is defined as the risk of regulatory sanctions, material financial loss or loss to reputation which the Group may suffer as a result of failure to comply with all applicable laws, regulations, rules, standards and codes of conduct applicable to its activities.

Regulatory Compliance is an enterprise-wide function which operates independently of the business. The function is responsible for identifying compliance obligations arising in each of the Group’s operating markets. Regulatory Compliance work closely with management in assessing compliance risks and provide advice and guidance on addressing these risks. Risk-based monitoring of compliance by the business with regulatory obligations is undertaken. The Regulatory Compliance function also promotes the embedding of an ethical framework within AIB’s businesses to ensure that the Group operates with honesty, fairness and integrity. A code of Business Ethics is in place for all staff alongside a Leadership Code for more senior staff. These are supported by a suite of policies. New Board driven codes are being put in place to enhance and build on the existing codes.

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

Regulatory Compliance undertakes a periodic detailed assessment of the key ‘conduct of business’ compliance risks and associated mitigants. These are collated and processed by Regulatory Compliance into an overall enterprise-wide review of compliance risks as part of the Group’s Material Risk Assessment. This is reviewed by the ERC and ultimately, the Group Audit Committee. The Regulatory Compliance function supports and validates this approach by operating a risk framework model that is used in collaboration with business units to identify, assess and manage key compliance risks at business unit level. These risks are incorporated into the SARTs for the relevant business unit.

*	Forms an integral part of the audited financial statements

3.7 Regulatory compliance risk (continued)

Risk management and mitigation

The Board, operating through the Audit Committee, approves the Group’s compliance policy and the mandate for the Regulatory Compliance function.

Management is responsible for ensuring that the Group complies with its regulatory responsibilities. ExCo’s responsibilities in respect of compliance include the establishment and maintenance of the framework for internal controls and the control environment in which compliance policy operates thereby ensuring that Regulatory Compliance is suitably independent from business activities and that it is adequately resourced.

The primary role of the Regulatory Compliance function is to provide direction and advice to enable management to discharge its responsibility for managing the Group’s compliance risks. Regulatory Compliance is also mandated to conduct investigations of possible breaches of compliance policy and to appoint outside legal counsel or other specialist external resources to perform this task, if appropriate.

The principal compliance risk mitigants are risk identification, assessment, measurement and the establishment of suitable controls at business level. In addition, the Group has insurance policies that cover a number of risk events which fall under the regulatory compliance umbrella.

Risk monitoring and reporting

Regulatory Compliance undertakes risk-based monitoring of compliance with relevant policies, procedures and regulatory obligations. Monitoring can be undertaken by either dedicated compliance monitoring teams or quality assurance teams in retail segments, covering both operational risk and regulatory compliance, at the direction of the compliance function.

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

Regulatory Compliance report to the Executive Risk Committee, business unit management teams and independently to the Board of directors, through the Audit Committee, on the effectiveness of the processes established to ensure compliance with laws and regulations within its scope.

3.8 Pension risk

Pension’s risk is the risk that the funding position of the Group’s defined benefit plans would deteriorate to such an extent that the Group would be required to make additional contributions to cover its pension obligations towards current and former employees. Pension risk includes market risk, investment risk and actuarial risk. The Group maintains a number of defined benefit pension schemes for past and current employees, further details of which are included in note 12 to the financial statements. The ability of the pension funds to meet the projected pension payments is maintained through the diversification of the investment portfolio across geographies and across a wide range of assets including equities, bonds and property. Market risk arises because the estimated market value of the pension fund assets might decline or their investment returns might reduce. Actuarial risk is the risk that the estimated value of the pension liabilities might increase. In these circumstances, the Group could be required, or might choose, to make extra contributions to the pension fund.

Risk management - 3. Individual risk types

3.9 Discontinued operations - Credit risk

Loans and receivables by geographic location and industry sector

	2010
Poland*	Total loans and receivables to customers € m	of which impaired €m	Provision for impairment €m
Agriculture	133	12	(7)
Energy	70	1	(1)
Manufacturing	978	62	(29)
Construction and property	2,542	264	(68)
Distribution	837	57	(28)
Transport	81	15	(7)
Financial	125	2	(1)
Other services
Personal	318	23	(13)
- Home mortgages	1,821	19	(8)
- Other	1,051	97	(77)
Lease financing	685	35	(20)

	8,641	587	(259)
Unearned income	(67)	—	—
Provisions - specific	(259)	—	—
Provisions - IBNR	(85)	—	(85)

Total	8,230	587	(344)

Aged analysis of contractually past due but not impaired loans and receivables to customers*

	2010
	1-30 days € m	31-60 days €m	61-90 days €m	91+ days €m	Total € m
Agriculture	10	2	1	—	13
Manufacturing	31	3	1	—	35
Construction and property	17	12	2	1	32
Distribution	27	15	1	—	43
Transport	15	3	1	—	19
Financial	2	—	—	—	2
Other services	12	4	—	—	16
Personal
- Home mortgages	50	11	3	—	64
- Credit cards	6	2	1	—	9
- Other	50	12	7	2	71

	220	64	17	3	304

As a percentage of total loans(1)	2.5%	0.7%	0.2%	0.1%	3.5%

(1)	Total loans relate to loans and receivables to customers and are gross of provisions and unearned income.

The figures reported are inclusive of overdrafts, bridging loans and cases with expired limits. Where a borrower is past due, the entire exposure is reported, rather than the amount of any arrears.

*	Forms an integral part of the audited financial statements

3.9 Discontinued operations - Credit risk (continued)

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

Other includes loans to SMEs and individuals. In some cases behaviour scoring and credit scoring methodologies are used.

Details of the Group’s rating profiles and masterscale ranges are set out on page 130.

	2010
Masterscale grade*	Corporate/ Commercial € m	Residential mortgages €m	Other €m	Total €m
1 to 3	—	918	16	934
4 to 10	3,133	799	1,841	5,773
11 to 13	730	20	293	1,043

	3,863	1,737	2,150	7,750
Past due but not impaired	48	65	191	304 (1)
Impaired	323	19	245	587

	4,234	1,821	2,586	8,641

Unearned income				(67)
Provisions				(344)

Total				8,230

(1)	Of this amount € 6 million relates to masterscale grade 1 – 3, € 138 million relates to masterscale grade 4 – 10, and € 160 million relates to masterscale grade 11 – 13.

Criticised loans at 31 December 2010 amounted to € 1.6 billion or 18.7% of loans and receivables to customers, within discontinued operations.

External credit ratings*

The external ratings profiles of loans and receivables to banks, trading portfolio financial assets (excluding equity securities), financial investments available for sale (excluding equity securities) and financial investments held to maturity are as follows:

	2010
	Bank €m	Sovereign € m	Total €m
AAA/AA	111	—	111
A	40	3,546	3,586

Total	151	3,546	3,697

*	Forms an integral part of the audited financial statements

Risk management - 3. Individual risk types

3.10 Parent company risk information

The tables on the following pages provide various risk disclosures for Allied Irish Banks, p.l.c. at 31 December 2011 and 31 December 2010.

Maximum exposure to credit risk*

	2011			2010
	Amortised cost € m	Fair value € m	Total € m	Amortised cost € m	Fair value € m	Total € m
Balances at central banks(1)	527	—	527	1,462	—	1,462
Items in course of collection	100	—	100	134	—	134
Financial assets held for sale to NAMA	—	—	—	575	1	576
Disposal groups and non-current assets held for sale	1,129	—	1,129	74	—	74
Trading portfolio financial assets(2)	—	54	54	—	31	31
Derivative financial instruments(3)	—	3,025	3,025	—	3,534	3,534
Loans and receivables to banks(4)	36,028	—	36,028	45,601	—	45,601
Loans and receivables to customers(5)	42,074	—	42,074	63,496	—	63,496
NAMA senior bonds	19,509	—	19,509	7,869	—	7,869
Financial investments available for sale(6)	—	13,132	13,132	—	19,082	19,082
Other assets:
Sale of securities awaiting settlement	2	—	2	2	—	2
Trade receivables	83	—	83	16	—	16
Accrued interest(7)	515	—	515	449	—	449

	99,967	16,211	116,178	119,678	22,648	142,326
Financial guarantees	1,575	—	1,575	3,338	—	3,338
Loan commitments and other credit related commitments	8,269	—	8,269	11,330	—	11,330
	9,844	—	9,844	14,668	—	14,668

Maximum exposure to credit risk	109,811	16,211	126,022	134,346	22,648	156,994

(1)	Included within cash and balances at central banks of € 1,067 million (2010: € 2,007 million).
(2)	Excluding equity shares of € 2 million (2010: € 2 million).
(3)	Exposures to subsidiary undertakings of € 356 million (2010: € 470 million) have been included.
(4)	Exposures to subsidiary undertakings of € 33,441 million (2010: € 43,433 million) have been included.
(5)	Exposures to subsidiary undertakings of € 11,868 million (2010: € 15,203 million) have been included.
(6)	Excluding equity shares of € 204 million (2010: € 237 million).
(7)	Exposures to subsidiary undertakings of € 42 million (2010: € 40 million) have been included.
*	Forms an integral part of the audited financial statements

3.10 Parent company risk information (continued)

Allied Irish Banks, p.l.c. takes collateral as a secondary source of repayment in the event of the borrower’s default. The nature of collateral taken is set out on page 73.

The following sets out the fair value of collateral accepted by Allied Irish Banks p.l.c. at 31 December 2011 in relation to financial assets detailed in the maximum exposure to credit risk table on page 184:

Loans and receivables to banks

Interbank placings, including central banks, is largely carried out on an unsecured basis apart from reverse repurchase agreements. At 31 December 2011, Allied Irish Banks p.l.c. has received collateral with a fair value of € 55 million on a loan with a carrying value of € 59 million (2010: Nil).

Loans and receivables to customers

The following tables show the fair value of collateral held for residential mortgages:

	2011
Fully collateralised(1)	Neither past due nor impaired € m	Past due but not impaired € m	Impaired € m	Total € m
Loan-to-value ratio:
Less than 50%	143	3	6	152
50% - 70%	142	2	7	151
71% - 80%	79	2	4	85
81% - 90%	81	3	6	90
91% - 100%	162	3	12	177

	607	13	35	655
Partially collateralised
Collateral value relating to loans over 100% loan to value	993	50	200	1,243

Total collateral value	1,600	63	235	1,898

Gross residential mortgages	1,916	83	310	2,309 (2)

Statement of financial position specific provisions			(103)	(103)
Statement of financial position IBNR provisions				(65)

Net residential mortgages			207	2,141

Risk management - 3. Individual risk types

3.10 Parent company risk information (continued)

Loans and receivable to customers (continued)

	2010
Fully collateralised(1)	Neither past due nor impaired € m	Past due but not impaired € m	Impaired € m	Total € m
Loan-to-value ratio:
Less than 50%	527	16	10	553
50% - 70%	589	20	12	621
71% - 80%	352	10	9	371
81% - 90%	590	16	15	621
91% - 100%	968	27	12	1,007

	3,026	89	58	3,173
Partially collateralised
Collateral value relating to loans over 100% loan to value	2,706	136	113	2,955

Total collateral value	5,732	225	171	6,128

Gross residential mortgages	6,138	270	256	6,664 (2)

Statement of financial position specific provisions			(48)	(48)
Statement of financial position IBNR provisions				(87)

Net residential mortgages			208	6,529

(1)	The fair value of collateral held for mortgages with loan-to-value ratios of under 100% has been capped at the amount of the loans outstanding at each year end.
(2)	Excludes purchased residential mortgage pools of € 178 million (2010: € 196 million).

While AIB considers a borrower’s repayment capacity is paramount in granting any loan, the Company also takes collateral in support of lending transactions for the purchase of residential property. There are clear policies in place which set out the type of property which is acceptable as collateral and the loan to property value relationship. Collateral valuations are required at the time of origination of each residential mortgage. The fair value at 31 December 2011 is based on the property values at origination and applying the CSO (Ireland) and Nationwide (UK) indices to these values to take account of price movements in the interim.

Non-mortgage portfolios

Details of collateral in relation to the non mortgage portfolio are set out on page 75.

NAMA senior bonds

Allied Irish Banks p.l.c. holds a guarantee from the Irish Government in respect of NAMA senior bonds which at 31 December 2011 have a carrying value of €19,509 million (2010: €7,869 million)

Financial investments available for sale

At 31 December 2011, government guaranteed senior bank debt amounting to € 554 million (2010: € 1.1 billion) was held within the available for sale portfolio.

Risk management - 3. Individual risk types

3.10 Parent company risk information (continued)

The information contained in this note relates only to third party exposures arising within Allied Irish Banks, p.l.c.

Total loans and receivables to customers by geographic location and industry sector*

	2011
	Republic of Ireland		United Kingdom		United States of America		Rest of the World		Total
	Loans and receivables to customers	Disposal groups and non -current assets held for sale	Loans and receivables to customers	Disposal groups and non -current assets held for sale	Loans and receivables to customers	Disposal groups and non -current assets held for sale	Loans and receivables to customers	Disposal groups and non -current assets held for sale	Loans and receivables to customers		Disposal groups and non -current assets held for sale
	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m		€ m
Agriculture	1,795	6	—	—	—	—	—	—	1,795		6
Energy	384	9	209	34	27	14	—	174	620		231
Manufacturing	1,358	23	132	—	12	—	—	10	1,502		33
Construction and property	15,877	390	687	—	44	174	—	112	16,608		676
Distribution	6,237	29	478	—	5	9	—	35	6,720		73
Transport	573	—	603	11	10	22	—	—	1,186		33
Financial	1,033	6	113	—	—	—	—	—	1,146		6
Other services	3,148	—	328	—	259	11	—	4	3,735		15
Personal
- Home mortgages	2,427	6	—	—	—	—	—	54	2,427		60
- Other	4,733	—	—	—	—	—	—	—	4,733		—
Lease financing	21	—	—	—	—	—	—	—	21		—

	37,586	469	2,550	45	357	230	—	389	40,493		1,133
Unearned income	(85)	—	(7)	—	(1)	(1)	—	(1)	(93)		(2)
Deferred costs	3	—	—	—	—	—	—	—	3		—
Provisions	(9,998)	—	(186)	—	(13)	—	—	(9)	(10,197)		(9)

Total Allied Irish Banks, p.l.c.	27,506	469	2,357	45	343	229	—	379	30,206	1)	1,122

(1)	Excludes intercompany balances of € 11,868 million.
*	Forms an integral part of the audited financial statements

Risk management - 3. Individual risk types

3.10 Parent company risk information (continued)

Total loans and receivables to customers by geographic location and industry sector*

	2010
	Republic of Ireland		United Kingdom		United States of America		Rest of the World		Total
	Loans and receivables to customers	Financial assets held for sale to NAMA	Loans and receivables to customers	Financial assets held for sale to NAMA	Loans and receivables to customers	Financial assets held for sale to NAMA	Loans and receivables to customers	Financial assets held for sale to NAMA	Loans and receivables to customers	Financial assets held for sale to NAMA
	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m
Agriculture	1,927	—	—	—	—	—	—	—	1,927	—
Energy	527	—	298	—	201	—	163	—	1,189	—
Manufacturing	2,234	—	415	—	60	—	153	—	2,862	—
Construction and property	16,981	567	828	58	732	—	494	—	19,035	625
Distribution	7,273	43	742	—	122	—	58	—	8,195	43
Transport	742	1	661	—	73	—	2	—	1,478	1
Financial	1,347	—	296	—	29	—	—	—	1,672	—
Other services	3,979	27	899	—	751	—	98	—	5,727	27
Personal
- Home mortgages	6,769	8	—	—	—	—	—	—	6,769	8
- Other	5,345	8	—	—	—	—	—	—	5,345	8
Lease financing	—	—	8	—	—	—	—	—	8	—

	47,124	654	4,147	58	1,968	—	968	—	54,207	712
Unearned income	(102)	—	(18)	—	(5)	—	(2)	—	(127)	—
Provisions	(5,625)	(137)	(122)	—	(23)	—	(17)	—	(5,787)	(137)

Total Allied Irish Banks, p.l.c.	41,397	517	4,007	58	1,940	—	949	—	48,293 (1)	575

(1)	Excludes intercompany balances of € 15,203 million.
*	Forms an integral part of the audited financial statements

Risk management - 3. Individual risk types

3.10 Parent company risk information (continued)

Internal credit ratings - loans and receivables to customers*

Internal credit ratings by asset class*

	2011
	Corporate/Commercial		Residential mortgages		Other		Total
Masterscale grade	Loans and receivables to customers € m	Disposal groups and non-current assets held for sale € m	Loans and receivables to customers € m	Disposal groups and non-current assets held for sale € m	Loans and receivables to customers € m	Disposal groups and non-current assets held for sale € m	Loans and receivables to customers € m	Disposal groups and non-current assets held for sale € m
1 to 3	1,722	4	536	—	1,036	—	3,294	4
4 to 10	13,132	1,061	1,032	41	2,149	—	16,313	1,102
11 to 13	2,244	7	240	—	1,200	—	3,684	7

	17,098	1,072	1,808	41	4,385	—	23,291	1,113
Past due but not impaired	1,747	—	48	2	451	—	2,246 (1)	2 (2)
Impaired	13,576	6	253	12	1,127	—	14,956	18

	32,421	1,078	2,109	55	5,963	—	40,493	1,133

Unearned income							(93)	(2)
Deferred costs							3	—
Provisions							(10,197)	(9)

Total Allied Irish Banks, p.l.c.							30,206	1,122

(1)	Of this amount, € 65 million relates to masterscale grade 1 – 3; € 942 million relates to masterscale grade 4 – 10; and € 1,239 million relates to masterscale grade 11 – 13.
(2)	Relates to masterscale grade 4 – 10

Internal credit ratings

Lendings classifications:

Corporate/commercial includes loans to corporate and larger commercial enterprises processed through one of AIB’s corporate/commercial rating tools, where the exposure is typically greater than € 300,000.

Residential mortgages includes loans for the purchase of residential properties processed through AIB residential mortgage rating tools. In some circumstances, residential mortgage exposures can be processed through AIB’s corporate and commercial rating tools (e.g. where a borrower has multiple investment properties).

Other includes loans to SMEs and individuals. In some cases behaviour scoring and credit scoring methodologies are used.

Details of the rating profiles and masterscale ranges are set out on page 130.

*	Forms an integral part of the audited financial statements

Risk management - 3. Individual risk types

3.10 Parent company risk information (continued)

Internal credit ratings - loans and receivables to customers* (continued)

Internal credit ratings by asset class* (continued)

	2010
	Corporate/Commercial		Residential mortgages		Other		Total
Masterscale grade	Loans and receivables to customers € m	Financial assets held for sale to NAMA € m	Loans and receivables to customers € m	Financial assets held for sale to NAMA € m	Loans and receivables to customers € m	Financial assets held for sale to NAMA € m	Loans and receivables to customers € m	Financial assets held for sale to NAMA € m
1 to 3	2,515	—	2,333	—	1,152	—	6,000	—
4 to 10	24,957	411	3,118	—	2,450	—	30,525	411
11 to 13	2,636	50	412	—	1,352	—	4,400	50

	30,108	461	5,863	—	4,954	—	40,925	461
Past due but not impaired	3,053	27	279	—	677	1	4,009 (1)	28	(2)
Impaired	8,227	212	111	11	935	—	9,273	223

	41,388	700	6,253	11	6,566	1	54,207	712

Unearned income							(127)	—
Provisions							(5,787)	(137)

Total Allied Irish Banks, p.l.c.							48,293	575

(1)	Of this amount, € 90 million relates to masterscale grade 1 – 3, € 1,359 million relates to masterscale grade 4 – 10, and € 2,560 million relates to masterscale grade 11 – 13.
(2)	Of this amount Nil relates to masterscale grade 1 – 3, € 2 million relates to masterscale grade 4 – 10, and € 26 million relates to masterscale grade 11 – 13.
*	Forms an integral part of the audited financial statements

Risk management - 3. Individual risk types

3.10 Parent company risk information (continued)

Impaired loans by geographic location and industry sector*

	2011
	Republic of Ireland		United Kingdom		United States of America		Rest of the World		Total
	Loans and receivables to customers € m	Disposal groups and non -current assets held for sale € m	Loans and receivables to customers € m	Disposal groups and non -current assets held for sale € m	Loans and receivables to customers € m	Disposal groups and non -current assets held for sale € m	Loans and receivables to customers € m	Disposal groups and non -current assets held for sale € m	Loans and receivables to customers € m	Disposal groups and non -current assets held for sale € m
Agriculture	299	—	—	—	—	—	—	—	299	—
Energy	33	—	—	—	3	—	—	—	36	—
Manufacturing	274	—	19	—	1	—	—	—	294	—
Construction and property	8,909	—	170	—	43	—	—	—	9,122	—
Distribution	2,493	—	72	—	2	—	—	—	2,567	—
Transport	107	—	1	—	—	—	—	—	108	—
Financial	168	—	—	—	—	—	—	—	168	—
Other services	626	—	90	—	—	—	—	—	716	—
Personal
- Home mortgages	392	6	—	—	—	—	—	12	392	18
- Other	1,252	—	—		—	—	—	—	1,252	—
- Lease financing	2	—	—	—	—	—	—	—	2	—

Total Allied Irish Banks, p.l.c.	14,555	6	352	—	49	—	—	12	14,956	18

*	Forms an integral part of the audited financial statements

Risk management - 3. Individual risk types

3.10 Parent company risk information (continued)

Impaired loans by geographic location and industry sector* (continued)

	2010
	Republic of Ireland		United Kingdom		United States of America		Rest of the World		Total
	Loans and receivables to customers € m	Financial assets held for sale to NAMA € m	Loans and receivables to customers € m	Financial assets held for sale to NAMA € m	Loans and receivables to customers € m	Financial assets held for sale to NAMA € m	Loans and receivables to customers € m	Financial assets held for sale to NAMA € m	Loans and receivables to customers € m	Financial assets held for sale to NAMA € m
Agriculture	193	—	—	—	—	—	—	—	193	—
Energy	7	—	—	—	1	—	—	—	8	—
Manufacturing	250	—	—	—	—	—	3	—	253	—
Construction and property	5,487	167	73	—	40	—	14	—	5,614	167
Distribution	1,497	36	64	—	22	—	—	—	1,583	36
Transport	76	—	—	—	12	—	—	—	88	—
Financial	61	—	12	—	—	—	—	—	73	—
Other services	383	15	18	—	—	—	23	—	424	15
Personal
- Home mortgages	260	—	—	—	—	—	—	—	260	—
- Other	777	5	—	—	—	—	—	—	777	5

Total Allied Irish Banks, p.l.c.	8,991	223	167	—	75	—	40	—	9,273	223

*	Forms an integral part of the audited financial statements

Risk management - 3. Individual risk types

3.10 Parent company risk information (continued)

Aged analysis of contractually past due but not impaired facilities*

	2011
	1 - 30 days		31 - 60 days		61 - 90 days		91 + days		Total
	Loans and receivables to customers € m	Disposal groups and non -current assets held for sale € m	Loans and receivables to customers € m	Disposal groups and non -current assets held for sale € m	Loans and receivables to customers € m	Disposal groups and non -current assets held for sale € m	Loans and receivables to customers € m	Disposal groups and non -current assets held for sale € m	Loans and receivables to customers € m	Disposal groups and non -current assets held for sale € m
Agriculture	53	—	36	—	10	—	43	—	142	—
Energy	3	—	—	—	1	—	5	—	9	—
Manufacturing	21	—	15	—	1	—	13	—	50	—
Construction and property	247	—	127	—	97	—	390	—	861	—
Distribution	123	—	71	—	44	—	200	—	438	—
Transport	9	—	7	—	2	—	6	—	24	—
Financial	2	—	1	—	1	—	6	—	10	—
Other services	77	—	26	—	12	—	74	—	189	—
Personal
- Home mortgages	19	—	21	—	8	—	33	2	81	2
- Credit cards	49	—	16	—	11	—	9	—	85	—
- Other	116	—	57	—	33	—	151	—	357	—

Total Allied Irish Banks, p.l.c.	719	—	377	—	220	—	930	2	2,246	2

As a percentage of total loans(1)	1.8%	—	0.9%	—	0.5%	—	2.3%	0.2%	5.6%	0.2%

(1)	Total loans relate to loans and receivables to customers (excluding intercompany) and are gross of provisions and unearned income.
*	Forms an integral part of the audited financial statements

Risk management - 3. Individual risk types

3.10 Parent company risk information (continued)

Aged analysis of contractually past due but not impaired facilities* (continued)

	2010
	1 - 30 days		31 - 60 days		61 - 90 days		91 + days		Total
	Loans and receivables to customers € m	Financial assets held for sale to NAMA € m	Loans and receivables to customers € m	Financial assets held for sale to NAMA € m	Loans and receivables to customers € m	Financial assets held for sale to NAMA € m	Loans and receivables to customers € m	Financial assets held for sale to NAMA € m	Loans and receivables to customers € m	Financial assets held for sale to NAMA € m
Agriculture	87	—	39	—	15	—	46	—	187	—
Energy	6	—	1	—	1	—	2	—	10	—
Manufacturing	23	—	11	—	9	—	13	—	56	—
Construction and property	534	3	389	1	120	—	817	17	1,860	21
Distribution	209	—	107	—	49	—	206	1	571	1
Transport	27	—	3	—	4	—	8	—	42	—
Financial	7	—	2	—	—	—	10	—	19	—
Other services	151	—	40	—	25	—	105	2	321	2
Personal
- Home mortgages	128	1	39	—	30	—	70	2	267	3
- Credit cards	61	—	21	—	13	—	10	—	105	—
- Other	196	—	97	—	52	—	226	1	571	1

Total Allied Irish Banks, p.l.c.	1,429	4	749	1	318	—	1,513	23	4,009	28

As a percentage of total loans(1)	2.6%	0.5%	1.4%	0.1%	0.6%	0.0%	2.8%	3.2%	7.4%	3.8%

1)	Total loans relate to loans and receivables to customers (excluding intercompany) and are gross of provisions and unearned income.
*	Forms an integral part of the audited financial statements

Risk management - 3. Individual risk types

3.10 Parent company risk information (continued)

Total provision for impairment by geographic location and industry sector*

	2011
	Republic of Ireland		United Kingdom		United States of America		Rest of the World		Total
	Loans and receivables to customers € m	Disposal groups and non -current assets held for sale € m	Loans and receivables to customers € m	Disposal groups and non -current assets held for sale € m	Loans and receivables to customers € m	Disposal groups and non -current assets held for sale € m	Loans and receivables to customers € m	Disposal groups and non -current assets held for sale € m	Loans and receivables to customers € m	Disposal groups and non -current assets held for sale € m
Agriculture	192	—	—	—	—	—	—	—	192	—
Energy	24	—	—	—	3	—	—	—	27	—
Manufacturing	170	—	11	—	1	—	—	—	182	—
Construction and property	5,180	—	33	—	7	—	—	—	5,220	—
Distribution	1,434	—	51	—	—	—	—	—	1,485	—
Transport	74	—	3	—	—	—	—	—	77	—
Financial	133	—	—	—	—	—	—	—	133	—
Other services	386	—	59	—	—	—	—	—	445	—
Personal
- Home mortgages	147	—	—	—	—	—	—	3	147	3
- Other	854	—	—	—	—	—	—	—	854	—

Specific	8,594	—	157	—	11	—	—	3	8,762	3
IBNR	1,404	—	29	—	2	—	—	6	1,435	6

Total Allied Irish Banks, p.l.c.	9,998	—	186	—	13	—	—	9	10,197	9

*	Forms an integral part of the audited financial statements

Risk management - 3. Individual risk types

3.10 Parent company risk information (continued)

Total provision for impairment by geographic location and industry sector* (continued)

	2010
	Republic of Ireland		United Kingdom		United States of America		Rest of the World		Total
	Loans and receivables to customers € m	Financial assets held for sale to NAMA € m	Loans and receivables to customers € m	Financial assets held for sale to NAMA € m	Loans and receivables to customers € m	Financial assets held for sale to NAMA € m	Loans and receivables to customers € m	Financial assets held for sale to NAMA € m	Loans and receivables to customers € m	Financial assets held for sale to NAMA € m
Agriculture	100	—	—	—	—	—	—	—	100	—
Energy	5	—	—	—	—	—	—	—	5	—
Manufacturing	110	—	—	—	—	—	3	—	113	—
Construction and property	2,300	39	54	—	14	—	4	—	2,372	39
Distribution	672	8	40	—	2	—	—	—	714	8
Transport	44	—	—	—	6	—	—	—	50	—
Financial	45	—	2	—	—	—	—	—	47	—
Other services	199	3	6	—	—	—	10	—	215	3
Personal
- Home mortgages	62	—	—	—	—	—	—	—	62	—
- Other	472	2	—	—	—	—	—	—	472	2

Specific	4,009	52	102	—	22	—	17	—	4,150	52
IBNR	1,616	85	20	—	1	—	—	—	1,637	85

Total Allied Irish Banks, p.l.c.	5,625	137	122	—	23	—	17	—	5,787	137

*	Forms an integral part of the audited financial statements

Risk management - 3. Individual risk types

3.10 Parent company risk information (continued)

Leveraged debt amounts to € 379 million, all of which is included within loans and receivables to customers (note 30).

Leveraged debt by geographic location*

	2011		2010
	Funded € m	Unfunded € m	Funded € m	Unfunded € m
United Kingdom	58	12	600	102
Rest of Europe	131	13	885	214
United States of America	189	32	1,217	338
Rest of World	1	—	166	100

	379	57	2,868	754

Funded leveraged debt by industry sector*

			2011 € m	2010 € m
Agriculture			—	6
Construction and property			—	14
Distribution			102	564
Energy			—	70
Financial			3	98
Manufacturing			177	1,072
Transport			18	96
Other services			79	948

			379	2,868

Leveraged lending (including the financing of management buy-outs, buy-ins and private equity buyouts) is conducted primarily through specialist lending teams. The leveraged loan book is held as part of the loans and receivables to customers portfolio. Specific impairment provisions of €11 million (2010: € 79 million) are currently held against impaired exposures of € 30 million (2010: € 190 million) where there has been a permanent reduction in the value of the credit assets in question. These impaired exposures are not included in the analysis above. The unfunded element above includes off-balance sheet facilities and the undrawn element of facility commitments.

*	Forms an integral part of the audited financial statements

Risk management - 3. Individual risk types

3.10 Parent company risk information (continued)

External credit ratings*

The external ratings profiles of loans and receivables to banks, NAMA senior bonds, trading portfolio financial assets (excluding equity securities) and financial investments available for sale (excluding equity shares) are as follows:

Allied Irish Banks, p.l.c.	2011
	Bank(1) € m	Corporate € m	Sovereign € m		Other € m	Total € m
AAA/AA	1,102	—	3,362		1,468	5,932
A	1,015	14	175		171	1,375
BBB+/BBB/BBB-	2,701	77	24,482	(2)	35	27,295
Sub investment	157	150	48		68	423
Unrated	96	160	—		1	257

Total	5,071	401	28,067		1,743	35,282

	2010
Allied Irish Banks, p.l.c.	Bank(1) € m	Corporate € m	Sovereign € m		Other € m	Total € m
AAA/AA	2,933	3	4,994		3,249	11,179
A	2,685	23	847		122	3,677
BBB+/BBB/BBB-	1,811	176	11,582		45	13,614
Sub investment	134	249	36		39	458
Unrated	13	197	—		12	222

Total	7,576	648	17,459		3,467	29,150

(1)	Excludes loans to subsidiaries of € 33,441 million (2010: € 43,433 million).
(2)	Includes NAMA senior bonds which do not have an external credit rating and to which the Group has attributed a rating of BBB+ i.e. the external rating of the Sovereign.
*	Forms an integral part of the audited financial statements

3.10 Parent company risk information (continued)

Market risk profile of Allied Irish Banks, p.l.c.*

	VaR (MTM portfolio)		VaR (Other portfolios)		Total VaR
	2011 € m	2010 € m	2011 € m	2010 € m	2011 € m	2010 € m
Interest rate risk
1 day holding period:
Average	0.4	2.1	4.9	6.4	4.9	4.9
High	0.9	3.1	6.0	10.5	5.9	9.5
Low	0.2	0.9	3.3	3.9	3.4	3.2
31 December	0.2	2.0	5.7	5.5	5.8	4.1

	Equity risk		Foreign exchange rate risk-trading
	VaR (MTM portfolio)		VaR (MTM portfolio)
	2011 € m	2010 € m	2011 € m	2010 € m
1 day holding period:
Average	0.7	0.8	0.2	0.3
High	1.1	1.2	0.4	0.7
Low	0.4	0.5	—	0.1
31 December	0.6	1.2	—	0.3

*	Forms an integral part of the audited financial statements

Governance & oversight

Governance & oversight - 1. The Board & Executive Committee

Certain information in respect of the Directors and Executive Officers is set out below.

David Hodgkinson - Chairman (Non-Executive Director) and Nomination & Corporate Governance Committee Chairman

Mr Hodgkinson was Group Chief Operating Officer for HSBC Holdings plc from May 2006 until his retirement from the company in December 2008. During his career with HSBC, he held a number of senior management positions in the Middle and Far East, and Europe, including as Managing Director of The Saudi British Bank, and CEO of HSBC Bank Middle East. Mr Hodgkinson, who joined HSBC in 1969, has also served as Chairman of HSBC Bank Middle East Limited, HSBC Bank A S Turkey, Arabian Gulf Investments (Far East) Limited and HSBC Global Resourcing (UK) Ltd. He was a Director of HSBC Bank Egypt SAE, The Saudi British Bank, Bank of Bermuda Limited, HSBC TrinkausBurkhardt and British Arab Commercial Bank.

Mr Hodgkinson joined the Board as Executive Chairman on 27 October 2010 and became Non-Executive Chairman with effect from 12 December 2011. He has been Chairman of the Nomination and Corporate Governance Committee and a member of the Remuneration Committee since January 2011. (Age 61)

Simon Ball FCA, BSc (Economics) - Non-Executive Director

Mr Ball is currently the Non-Executive Deputy Chairman and Senior Independent Director of Cable & Wireless Communications plc, and a Non-Executive Director of Tribal Group plc. Prior to this, Mr. Ball has served as Group Finance Director of 3i Group plc and the Robert Fleming Group, held a series of senior finance and operational roles at Dresdner Kleinwort Benson, and was Director General, Finance for HMG Department for Constitutional Affairs. Mr Ball joined the Board in October 2011 and has been a member of the Board Risk Committee since November 2011. (Age 51)

Bernard Byrne* FCA - Director of Personal & Business Banking

Mr Byrne joined AIB in May 2010 as Group Chief Financial Officer and member of the Executive Committee and took up his current post in May 2011. He began his career as a Chartered Accountant with PricewaterhouseCoopers (PwC) in 1988 and joined ESB International in 1994. In 1998 he took up the post of Finance Director with IWP International Plc before moving to ESB in 2004 where he held the post of Group Finance and Commercial Director when he left to join AIB. Mr Byrne was co-opted to the Board on 24 June 2011 and was appointed Non-Executive Director of EBS Limited in July 2011. (Age 43)

Declan Collier BA Mod (Econ), MSc (Econ) - Non-Executive Director

Mr Collier is Chief Executive of the Dublin Airport Authority (DAA) and is President of Airports Council International (Europe) and a member of World boards of Airports Council International, the representative association of airports internationally. He is a Director of Dublin Airport Authority p.l.c., and is Chairman of AerRianta International cpt and of DAA Finance p.l.c. Prior to joining the DAA he held a number of senior management positions with the global energy company, Exxonmobil. Mr Collier joined the Board in January 2009 as a nominee of the Minister for Finance under the CIFS Scheme. He has been a member of the Remuneration Committee since April 2009 and of the Audit Committee since October 2010. (Age 56)

David Duffy* B.B.S., MA - Chief Executive Officer

Mr Duffy joined AIB in December 2011 as Chief Executive Officer and member of the Executive Committee. He has held a number of senior roles in the international banking industry including, most recently, the position of Chief Executive Officer at Standard Bank International covering Asia, Latin America, the UK and Europe. He was previously Head of Global Wholesale Banking Network of ING Group and President and Chief Executive Officer of the ING franchises in the US and Latin America. Mr. Duffy was co-opted to the Board on 15 December 2011. (Age 50)

Jim O’Hara - Non-Executive Director

Mr O’Hara is a former Vice President of Intel Corporation and General Manager of Intel Ireland, where he was responsible for Intel’s technology and manufacturing group in Ireland. He is a Non-Executive Director of Fyffes plc, and a board member of Enterprise Ireland, the Association for European Nanoelectronic Activities (AENEAS), which represents the European electronics industry, and of Business in the Community Ireland. He is a past President of the American Chamber of Commerce in Ireland. Mr O’Hara joined the Board in October 2010 and has been a member of the Audit Committee, the Remuneration Committee and the Nomination and Corporate Governance Committee since January 2011. (Age 61)

Governance & oversight - 1. The Board & Executive Committee

Dr Michael Somers B Comm, M.Econ.Sc Ph.D - Non-Executive Director, Deputy Chairman and Board Risk Committee Chairman

Dr Somers is former Chief Executive of the National Treasury Management Agency. He is Chairman of Goodbody Stockbrokers, a Non-Executive Director of Fexco Holdings Limited, Willis Group Holdings plc, Hewlett-Packard International Bank plc, the Institute of Directors, the European Investment Bank, St. Vincent’s Healthcare Group Ltd, and President of the Ireland Chapter of the Ireland- US Council. He has previously held the posts of Secretary, National Debt Management, in the Department of Finance, and Secretary, Department of Defence. He is a former Chairman of the Audit Committee of the European Investment Bank and former Member of the EC Monetary Committee.

Dr Somers was Chairman of the group that drafted the National Development Plan 1989-1993 and of the European Community group that established the European Bank for Reconstruction and Development (“EBRD”). He was formerly a member of the Council of the Dublin Chamber of Commerce. He joined the Board in January 2010 as a nominee of the Minister for Finance under the Government’s National Pensions Reserve Fund Act 2000 (as amended) and has been Chairman of the Board Risk Committee since November 2010. (Age 69)

Dick Spring BA, BL - Non-Executive Director

Mr Spring is a former Tánaiste (Deputy Prime Minister) of the Republic of Ireland, Minister for Foreign Affairs and leader of the Labour Party. He is a Non-Executive Director of Fexco Holdings Ltd., Repak Ltd, The Realta Global Aids Foundation Ltd and Diversification Strategy Fund p.l.c. He is Chairman of International Development Ireland Ltd., Altobridge Ltd. and Alder Capital Ltd. Mr Spring joined the Board in January 2009 as a nominee of the Minister for Finance under the CIFS Scheme. He has been a member of the Nomination & Corporate Governance Committee since April 2009 and of the Board Risk Committee since November 2010. (Age 61)

Thomas Wacker MBA (International Business & Finance) - Non-Executive Director

Mr Wacker is a Non-Executive Director and former Chief Executive Officer of Belmont Advisors (UK) Limited. Mr Wacker is a former Chief Executive of IFG Group plc’s offshore business and Non-Executive Director of the parent company. He is a Non-Executive Director of the USA Rugby Board and is the former Chief Executive Officer of the International Rugby Board. Prior to this, Mr Wacker held senior management roles with Royal Trust Company of Canada, Bank of Montreal, Citibank, and Citigroup Investment Banking Group. Mr Wacker joined the Board in October 2011 and has been a member of the Audit Committee since November 2011. (Age 68)

Catherine Woods BA Mod (Econ) - Non-Executive Director and Audit Committee Chairman

Ms Woods is a Non-Executive Director of An Post, AIB Mortgage Bank and EBS Limited. She is the Finance Expert on the adjudication panel established by the Government to oversee the rollout of the National Broadband scheme and is a former Vice President and Head of the European Banks Equity Research Team, JP Morgan, where her mandates included the recapitalisation of Lloyds’ of London and the re-privatisation of Scandinavian banks. Ms Woods is a former member of the Electronic Communications Appeals Panel. She joined the Board in October 2010, has been a member of the Audit Committee and of the Board Risk Committee since January 2011 and was appointed Chairman of the Audit Committee in August 2011. (Age 49)

*	Executive Directors

Board Committees

Information concerning membership of the Board’s Audit, Risk, Nomination & Corporate Governance, and Remuneration Committees is given in the Corporate Governance statement on pages 207 to 217.

Executive Officers (in addition to Executive Directors above)

John Conway FIB, FCIPD, MBA, B Comm - Human Resources Director

Mr Conway was appointed to his current role, and to the Executive Committee, in February 2010. He is a career banker having joined AIB in retail banking in 1973. He has held several positions across the organisation, including management roles in Treasury Operations, International Banking, Information Technology, Marketing and Corporate Banking. He was appointed Head of Human Resources, AIB Capital Markets in 1998. (Age 56)

Marcel McCann MSc (Mgt) - Head of Operations and Technology Director

Mr McCann was appointed to his current role, and to the Executive Committee, in February 2010. He joined AIB in retail banking in 1978 and moved to the Information Technology area in 1980 where he held roles in Systems Development and International Division. He was appointed Chief Information Officer, AIB Capital Markets in 2000 and General Manager, Group Business Architecture in 2004. (Age 52)

Jerry McCrohan FIB, FCIS, MSc (Mgt) - Director, Corporate & Institutional and Commercial Banking

Mr McCrohan was appointed to his current role in May 2011 and has been a member of the Executive Committee since February 2010, formerly as Managing Director, AIB Capital Markets. He has worked for AIB for 43 years and his career has spanned a number of senior positions in both retail banking and Capital Markets including Regional Director Midlands and North West in retail banking, one of the founding directors of Ark Life Assurance Company, Head of International Corporate Banking, Head of AIB Corporate Banking Ireland and Head of Global Corporate Banking. He is a past President of the American Chamber of Commerce in Ireland. (Age 62)

Gerry McGinn BA, ASII, ACIB, FIB - Managing Director, First Trust Bank

Mr McGinn was appointed to his current role, and to the Executive Committee and the UK Management Team, in August 2011. He has 26 years’ experience in banking and financial services during which he was Chief Executive – Banking UK, with Bank of Ireland Group, Chief Executive of Irish Nationwide Building Society, and also held positions with National Westminister Bank Group and Goodbody Stockbrokers. He was a Permanent Secretary in the Northern Ireland Civil Service and has been on the board of Invest Northern Ireland since 2008. (Age 54)

Fergus Murphy BSc (Mgt), MA, DABS, AMCT, FIBI - Group Services & Transformation Director and Managing Director, EBS Limited

Mr Murphy was appointed to his current role as Group Services and Transformation Director in December 2011 and has been a member of the Executive Committee, in his role as Managing Director of EBS Limited, since the acquisition of EBS Limited by AIB in July 2011. Prior to his appointment as Chief Executive of EBS Building Society, in January 2008, he held a number of senior positions including Chief Executive of ACC Bank plc, Chief Executive of Rabobank Asia, Global Treasurer and Global Head Investment Book Rabobank International and Managing Director of Rabobank Ireland plc. He is Chairman of Financial Services Ireland. (Age 48)

Ronan O’Neill FCA, FIB, B.Comm - Managing Director, AIB Group (UK) plc

Mr O’Neill was appointed to his current role, and to the Executive Committee, in October 2011. He joined AIB in 1979 and has a significant breadth of experience in a number of roles throughout the organisation, including holding the post of Head of Corporate Banking Britain from 1997 to 2002. He has also held senior posts in Risk and Credit functions and was Head of Corporate and Commercial Banking until he was appointed to his current role. (Age 58)

Peter Spratt FCA, FABRP - Head of the Non-Core Unit

Mr Spratt is a partner in PwC’s Business Recovery Services practice in London. He is the Global Leader of PwC Crisis Management practice and has worked in restructuring for over 25 years. PwC were engaged to provide the services of Mr Spratt to oversee the Non-Core Unit for a 12 month period from May 2011 and he was appointed to the Executive Committee at that time. (Age 52)

Paul Stanley FCCA, B.Comm - Acting Chief Financial Officer

Mr Stanley was appointed to his current role, and to the Executive Committee, in May 2011. He joined AIB’s Branch banking division in 1980 before moving to the Group’s Financial Control department. He spent two years as a senior risk analyst in the Group’s Capital Markets division, treasury operations, before he took up a three year role as Head of Treasury Finance and Risk in AIB’s Poland Division (Bank Zachodni WBK) in 2000. He returned to Ireland in 2003 as Head of Asset Liability Management until he was appointed Group Financial Controller in 2010. (Age 48)

Governance & oversight - 2. Report of the Directors for the year ended 31 December 2011

The Directors of Allied Irish Banks, p.l.c. (‘the Company’) present their report and the audited financial statements for the year ended 31 December 2011. A Statement of the Directors’ responsibilities in relation to the Accounts appears on page 423.

Results

The Group’s loss attributable to the ordinary shareholders of the Company amounted to € 2,312 million and was arrived at as shown in the Consolidated income statement on page 254.

Dividend

There was no dividend paid in 2011.

Going concern

The financial statements have been prepared on a going concern basis. In making its assessment of the Group’s ability to continue as a going concern, the Board of Directors have taken into consideration the significant economic and market risks and uncertainties that currently impact Irish financial institutions and the Group. These include the ability to access Eurosystem funding and Central Bank liquidity facilities to meet liquidity requirements. In addition, the Directors have considered the current level of capital and the potential requirement for capital in the assessment period. Furthermore, the Directors considered the risks and uncertainties impacting the Eurozone.

Credit Institutions (Stabilisation) Act 2010

The Directors have a duty to have regard to the matters set out in the Credit Institutions (Stabilisation) Act 2010 (‘the Act’). This duty is owed by the Directors to the Minister for Finance (‘the Minister’) on behalf of the State and, to the extent of any inconsistency, takes priority over any other duties of the Directors. Under the terms of the Act the Minister may, in certain circumstances, direct the Company to undertake actions, which may impact on the pre-existing legal and contractual rights of shareholders. Such directions may include the dis-application of shareholder pre-emption rights, an increase in the Company’s authorised share capital, the issue of shares to the Minister or to another person nominated by the Minister, or amendments to the Company’s Memorandum and Articles of Association.

Capital

Information on the structure of the Company’s share capital, including the rights and obligations attaching to each class of shares, is set out in note 46 and in the Schedule on page 431.

The following capital actions were completed during 2011 and to date in 2012:

•

On 31 March 2011, following completion of the Central Bank of Ireland’s Financial Measures Programme, Prudential Capital Assessment Review (“PCAR”) and the Prudential Liquidity Assessment Review (“PLAR”), the Central Bank announced the requirement for the Company to raise equity capital of € 9.1 billion in addition to the requirement of approximately € 4.2 billion deferred from February 2011, bringing the total capital which AIB would be required to raise to € 13.3 billion (subsequently increased to € 14.8 billion following the acquisition of EBS Limited);

•

On 1 April 2011, the Company completed the sale of its stake in Bank Zachodni WBK S.A., following which on 7 April 2011, the National Pensions Reserve Fund commission (“NPRFC”) issued a Conversion Order to convert all of its CNV Shares (total shares 10,489,899,564 (€3,357 million)) into ordinary shares. The conversion was completed on 8 April 2011;

•

On 13 May 2011, arising from the non-payment of a dividend amounting to € 280 million on the 2009 Preference Shares, the NPRFC became entitled to bonus shares and the Company issued 484,902,878 new ordinary shares by way of a bonus issue to the NPRFC in part settlement of the dividend. In accordance with the Company’s Articles of Association, an amount of € 155 million, equal to the nominal value of the shares issued, was transferred from share premium to ordinary share capital. The remainder of the bonus shares due to the NPRFC of 762,370,687 were issued to the NPRFC following the required approvals by the shareholders at the Extraordinary General Meeting (“EGM”) on the 26 July 2011. This issue included an additional 38,118,535 shares, prescribed by the Company’s Articles of Association as a result of the 2011 annual cash dividend not being satisfied in full on the due date. This issue of shares resulted in € 8 million (the nominal value of the shares issued was € 0.01 per share) being transferred from share premium to ordinary share capital;

•	On 26 July 2011, following the passing of shareholder resolutions at the EGM:

•

the ordinary shares of the Company were renominalised; each ordinary shares of € 0.32 was subdivided into one ordinary share of € 0.01, each carrying the same rights and obligations as an existing ordinary share, and thirty one deferred shares of € 0.01. The deferred shares created on the renominalisation had no voting rights or dividend rights and had no economic value;

•

the Company acquired all of the deferred shares for nil consideration and immediately cancelled them in accordance with its Articles of Association adopted at the EGM which resulted in € 3,985 million transferring from share capital to a capital redemption reserve fund;

•	all of the authorised but unissued preference shares denominated in Sterling, US dollars, Yen and euro (with the exception of the 2009 Preference Shares) were cancelled;

•

On 27 July 2011, the Company issued 500 billion ordinary shares of € 0.01 each to the NPRFC at a subscription price of € 0.01 per share as part of the capital raising transaction agreed with the Irish Government.

As at 31 December 2011, some 35.7 million shares, purchased in previous years were held as Treasury Shares; see note 48.

Accounting policies

The principal accounting policies, together with the basis of preparation of the accounts, are set out on pages 227 to 253.

Review of activities

The Statement by the Chairman on pages 4 and 5 and the review by the Chief Executive Officer on pages 6 to 9 and the Management Report on pages 27 to 44 contain a review of the development of the business of the Company during the year, of recent events, and of likely future developments.

Directors

The following Board changes occurred with effect from the dates shown:

•	Mr. Bernard Byrne was appointed an Executive Director 24 June 2011;

•	Ms. Anne Maher resigned as Non-Executive Director on 26 July 2011;

•	Mr. David Pritchard resigned as Non-Executive Director on 26 July 2011;

•	Mr. Stephen Kingon resigned as Non-Executive Director on 26 July 2011;

•	Mr. Simon Ball was appointed a Non-Executive Director on 13 October 2011;

•	Mr. Tom Wacker was appointed a Non-Executive Director on 13 October 2011; and

•	Mr. David Duffy was appointed an Executive Director on 15 December 2011.

The names of the Directors appear on pages 201 to 202 together with a short biographical note on each Director.

The appointment and replacement of Directors, and their powers, are governed by law and the Articles of Association, and information on these is set out on pages 430 to 436.

Directors’ and Secretary’s Interests in the Share Capital

The interests of the Directors and Secretary in the share capital of the Company are shown in note 63.

Directors’ Remuneration

The Company’s policy with respect to directors’ remuneration is included in the Corporate Governance Statement on pages 207 to 217. Details of the total remuneration of the Directors in office during 2011 and 2010 are shown in note 63.

Substantial Interests in the Share Capital

The following substantial interests in the Ordinary Share Capital (excluding shares held as Treasury Shares) had been notified to the Company at 26 July 2011:

•	National Pensions Reserve Fund Commission 99.8%

Corporate Governance

The Directors’ Corporate Governance statement appears on pages 207 to 217 and forms part of this Report. Additional information is included in the Schedule to the Report of the Directors on pages 427 to 429.

Political Donations

The Directors have satisfied themselves that there were no political contributions during the year, which require disclosure under the Electoral Act, 1997.

Governance & oversight - 2. Report of the Directors for the year ended 31 December 2011

Books of Account

The measures taken by the Directors to secure compliance with the Company’s obligation to keep proper books of account are the use of appropriate systems and procedures, including those set out in the Internal Control section of the Corporate Governance statement on pages 216 and 217, and the employment of competent persons. The books of account are kept at the Company’s Registered Office, Bankcentre, Ballsbridge, Dublin 4, Ireland; at the principal offices of the Company’s main subsidiary companies, as shown on page 452; and at the Company’s other principal offices, as shown on those pages.

Principal Risks and Uncertainties

Information concerning the principal risks and uncertainties facing the Company and the Company, as required under the terms of the European Accounts Modernisation Directive (2003/51/EEC) (implemented in Ireland by the European Communities (International Financial Reporting Standards and Miscellaneous Amendments) Regulations 2005), is set out in the Risk Management section on pages 62 to 68.

Branches outside the State

The Company has established branches, within the meaning of EU Council Directive 89/666/EEC (implemented in Ireland by the European Communities (Branch Disclosures) Regulations 1993), in the United Kingdom and the United States of America. The branches established in Estonia, Latvia, Lithuania and Canada are in the process of being closed.

Auditor

The Auditor, KPMG, has signified willingness to continue in office in accordance with Section 160(2) of the Companies Act, 1963.

David Hodgkinson

Chairman

David Duffy

Chief Executive Officer

29 March 2012

Governance & oversight - 3. Corporate Governance statement

Corporate Governance Practices

AIB is subject to the provisions of the Central Bank of Ireland’s Corporate Governance Code for Credit Institutions and Insurance Undertakings (“the Central Bank Code”), including compliance with requirements which specifically relate to ‘major institutions’, which came into effect on 1 January 2011 and imposes minimum core standards upon all credit institutions and insurance undertakings licensed or authorised by the Central Bank of Ireland. The Company’s corporate governance practices also reflect Irish company law and, in relation to the UK businesses, UK company law, the Listing Rules of the Enterprise Securities Market of the Irish Stock Exchange, and certain provisions of the US Sarbanes Oxley Act of 2002.

Stock Exchange Listings

In 2011, in response to a Direction Order issued by the High Court under the Credit Institutions (Stabilisation) Act 2010, directing AIB to issue new equity capital to the National Pensions Reserve Fund Commission as the agent of the Irish Minister for Finance, AIB (1) cancelled its listing of ordinary shares on the Main Securities Market of the Irish Stock Exchange (“ISE”) and applied to trade on the Enterprise Securities Market (“ESM”) of the ISE, and (2) cancelled the admission of its ordinary shares to the Official List maintained by the UK Financial Services Authority and cancelled trading on the main market of the London Stock Exchange (“LSE”). AIBs shares continued to trade on the ISE and LSE up to and including 25 January 2011, following which, with effect from 26 January 2011, AIBs shares have traded on the ESM of the ISE. AIB continued to trade its American Depository Shares (“ADRs”) on the New York Stock Exchange up to and including 25 August 2011, following which, with effect from 26 August 2011, the ADRs were delisted. The ADS Depository Agreement, between AIB and The Bank of New York Mellon, was subsequently terminated on 10 October 2011.

As detailed in the notice by The Bank of New York Mellon issued in September 2011 to holders of AIB ADRs in connection with the termination of the ADR facility, The Bank of New York Mellon has indicated its intention to sell the shares underlying the ADRs on the ESM in Ireland from and after 10 April 2012. The owners of ADRs registered on the books of The Bank of New York Mellon will be entitled to the net proceeds of such sales upon surrender of their ADRs, after deducting certain fees, expenses and applicable taxes or government charges.

The Board of Directors

The Board is responsible for the leadership, direction and control of the Company and its subsidiaries and is accountable to shareholders for financial performance. There is a comprehensive range of matters specifically reserved for decision by the Board. At a high level this includes:

•	determining the Company’s strategic objectives and policies;

•	appointing the Chairman and the Chief Executive Officer, and Senior Management, and addressing succession planning;

•	monitoring progress towards achievement of the Company’s objectives and compliance with its policies;

•	approving annual operating and capital budgets, major acquisitions and disposals, and risk management policies and limits; and

•	monitoring and reviewing financial performance, risk management activities and controls.

AIB has received significant support from the Irish State (the ‘State’) in the context of the financial crisis because of its systemic importance to the Irish financial system. This support has taken various forms including capital injections, asset relief and various guarantees. As a result of the State support measures, the State holds circa 99.8% of the ordinary shares of the Group. The Board has recently endorsed the parameters of a draft relationship framework which is expected to be specified by the Minister for Finance (‘the Minister’) in respect of the relationship between the Minister and AIB (‘the Framework’). The purpose of the Framework is to provide the basis on which the relationship between the Minister, on behalf of the State, and the Group shall be governed. Within the Framework, the Board retains full responsibility and authority for all of the operations and business of the Group in accordance with its legal and fiduciary duties and retains responsibility and authority for ensuring compliance with the regulatory and legal obligations of the Group.

Chairman

The Chairman’s responsibilities include the leadership of the Board, ensuring its effectiveness, setting its agenda, ensuring that the Directors receive adequate, accurate and timely information, facilitating the effective contribution of the Non-Executive Directors, ensuring the proper induction of new Directors, the ongoing training and development of all Directors, and reviewing the performance of individual Directors. Mr. David Hodgkinson was appointed Executive Chairman on 27 October 2010 and Non-Executive Chairman with effect from 12 December 2011, following the appointment of Mr. David Duffy as Chief Executive Officer.

The role of the Chairman is traditionally separate from the role of the Chief Executive Officer, with clearly-defined responsibilities attaching to each; these are set out in writing and agreed by the Board.

Chief Executive Officer

The Chief Executive Officer is responsible for the day-to-day running of the Group, ensuring an effective organisation structure, the appointment, motivation and direction of senior executive management, and for the operational management of all the Group’s businesses. Mr. David Duffy was appointed Chief Executive Officer on 12 December 2011 and was co-opted to the Board on 15 December 2011.

Governance & oversight - 3. Corporate Governance statement

Chief Executive Officer (continued)

During 2011, prior to Mr. Duffy’s appointment, the day-to-day management of the Group was the responsibility of the then Executive Chairman, Mr. David Hodgkinson, which role included, inter alia, oversight of the extensive work on the restructuring of the organisation, including Board and Senior Management renewal, capital raising, and management of the process for the appointment of a full-time Chief Executive Officer.

Senior Independent Non-Executive Director

Mr. David Pritchard was the Senior Independent Non-Executive Director until his resignation from the Board on 26 July 2011. Appointment of a Senior Independent Non-Executive Director will be made in due course as part of the Board renewal programme.

Company Secretary

The Directors have access to the advice and services of the Company Secretary, Mr. David O’Callaghan, who is responsible for ensuring that Board procedures are followed and that applicable rules and regulations are complied with.

Board Meetings

The Chairman sets the agenda for each Board meeting. The Directors are provided with relevant papers in advance of the meetings to enable them to consider the agenda items, and are encouraged to participate fully in the Board’s deliberations. Executive management attend Board meetings and make regular presentations.

The Board held 11 scheduled meetings during 2011, and 23 additional out-of-course meetings or briefings. Attendance at Board meetings and meetings of Committees of the Board is reported on below. During a number of Board meetings, the Non-Executive Directors met in the absence of the Executive Directors, in accordance with good governance standards. In addition to their attendance at Board and Committee meetings, Non-Executive Directors attended Board meetings of overseas subsidiaries and held consultative meetings with the Chairman.

Board Membership

It is the policy of the Board that a majority of the Directors should be Non-Executive. At 31 December 2011, there were 8 Non-Executive Directors and 2 Executive Directors. The Board deems the appropriate number of Directors to meet the requirements of the business to be between 10 and 14; efforts to recruit additional Directors are currently underway. Non-Executive Directors are appointed so as to maintain an appropriate balance on the Board, and to ensure a sufficiently wide and relevant mix of backgrounds, skills and experience to provide strong and effective leadership and appropriate challenge to executive management.

The names of the Directors, with brief biographical notes, appear on pages 201 to 203. In the performance of their functions, the Directors have a duty to have regard to the matters mentioned in section 4 of the Credit Institutions (Stabilisation) Act 2010 (‘the Act’). The duty imposed by the Act is owed by the Directors to the Minister for Finance on behalf of the Irish State, and takes priority over any other duty of the Directors to the extent of any inconsistency. Thereafter, all Directors are required to act in the best interests of the Company, and to bring independent judgement to bear in discharging their duties as Directors.

There is a procedure in place to enable the Directors to take independent professional advice, at the Company’s expense. The Company holds insurance cover to protect Directors and Officers against liability arising from legal actions brought against them in the course of their duties.

Performance Evaluation

The Board has a formal annual process in place for reviewing the effectiveness of the Board, its Committees and individual Directors. This process incorporates, in accordance with corporate governance provisions, the retention of an external evaluator to undertake the effectiveness review at least every three years, and in years subsequent to the previous external review where the review findings have raised matters which require Board attention.

During 2010, an evaluation of the performance of the Board and Board Committees was conducted by Promontory Financial Group (UK) Ltd and Mazars LLP as part of their review of the effectiveness of the Board and of the Group’s Risk Framework, and the results were presented to the Board and to the Central Bank of Ireland. During 2011, the Board retained Mazars LLP to conduct a further review of Board and Committee effectiveness and the results were presented to the Board and the Central Bank during March 2012.

The Chairman meets annually with each Director individually to review their performance. These reviews include discussion of, inter alia, the Directors’ individual contributions and performance at the Board and relevant Board Committees, the conduct of Board meetings, the performance of the Board as a whole and its committees, compliance with the Director-specific provisions of the Central Bank Code, the requirements of the Central Bank’s Fitness and Probity Regulations, and other specific matters which the Chairman and/or Directors may wish to raise. Attendance at Board and Committee meetings is one of a number of important factors considered in evaluating Directors’ performance, and a table showing each Board Member’s participation in such meetings appears below and separately within the commentary on each of the Board Committees on the following pages.

Attendance at scheduled Board and Board Committee Meetings

Name	Board		Audit Committee		Board Risk Committee		Nomination & Corporate Governance Committee		Remuneration Committee
	A	B	A	B	A	B	A	B	A	B
Directors
Simon Ball	2	1			1
Bernard Byrne	5	5
Declan Collier	11	10	14	13					2	2
David Duffy	1	1
David Hodgkinson	11	11					4	4	2	2
Jim O’Hara	11	10	13	11			4	3	2	1
Dr Michael Somers	11	11			11	11
Dick Spring	11	10			11	10	5	4
Tom Wacker	3	3	1	1
Catherine Woods	11	11	13	13	10	10

Former Directors
Stephen Kingon	7	7	9	9	7	6
Anne Maher	7	7	9	9			5	5	1	1
David Pritchard	7	7			7	6	5	5	1	1
Column A indicates the number of scheduled meetings held during 2011 which the Director was eligible to attend; Column B indicates the number of meetings attended by each Director during 2011. The Board held 11 scheduled meetings during 2011, and 23 additional out-of-course meetings or briefings.

Terms of Appointment

Non-Executive Directors are generally appointed for a three-year term, with the possibility of renewal for a further three years; the term may be further extended, in exceptional circumstances, on the recommendation of the Nomination and Corporate Governance Committee.

Mr. Declan Collier and Mr. Dick Spring were appointed Non-Executive Directors, in 2009, as nominees of the Minister for Finance under the Irish Government’s Credit Institutions (Financial support) Scheme 2008 (S.I. No. 411 of 2008). Dr. Michael Somers was appointed Non-Executive Director, in 2010, as a nominee of the Minister for Finance under the Irish Government’s National Pensions Reserve Fund Act 2000 (as amended).

Following appointment, in accordance with the requirements of the Articles of Association, Directors are required to retire at the next Annual General Meeting (“AGM”), and may go forward for reappointment, and are subsequently required to make themselves available for re-appointment at intervals of not more than three years. Under the terms of the Government’s preference share investment, Messrs. Collier, Somers and Spring are not required to stand for election or regular re-election by shareholders.

Since 2005, all Directors, excluding Messrs. Collier, Spring and Somers, have retired from office at the AGM and have offered themselves for reappointment. Since the 2011 AGM, the Central Bank has confirmed that Messrs. Collier, Spring and Somers should be considered independent for the purposes of the Central Bank Code and will, therefore, stand for re-election by shareholders with the other Directors at the 2012 AGM. Letters of appointment, as well as dealing with appointees’ responsibilities, stipulate that a specific time commitment is required from Directors. A copy of the standard terms of the letter of appointment of Non-Executive Directors is available on request from the Company Secretary.

The Board has determined that all Non-Executive Directors in office in December 2011, namely Mr.Simon Ball, Mr. Declan Collier, Mr. David Hodgkinson, Mr. Jim O’Hara, Dr. Michael Somers, Mr. Dick Spring, Mr. Tom Wacker and Ms. Catherine Woods are independent in character and judgement and free from any business or other relationship with the Company or the Group that could affect their judgement.

Induction and Professional Development

There is an induction process for new Directors. Its content varies between Executive and Non-Executive Directors. In respect of the latter, the induction is designed to familiarise Non-Executive Directors with the Group and its operations, and comprises the provision of relevant briefing material, including details of the Company’s strategic and operational plans, and a programme of meetings with the Chief Executive Officer, the Senior Executive team and the Senior Management of businesses and support functions. A programme of targeted and continuous professional development for Non-Executive Directors is scheduled for implementation during 2012.

Governance & oversight - 3. Corporate Governance statement

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

Audit Committee

Current Members: Ms. Catherine Woods, Chairman (member from 27 January 2011 and Chairman from 26 July 2011); Mr. Declan Collier; Mr. Jim O’Hara (from 27 January 2011); Mr. Tom Wacker (from 17 November 2011).

Former Members during the year: Ms. Anne Maher (resigned from the Board 26 July 2011); and Mr. Stephen Kingon (resigned from the Board 26 July 2011).

Member attendance during 2011:		A	B
Catherine Woods	Current Member	13	13
Declan Collier	Current Member	14	13
Jim O’Hara	Current Member	13	11
Tom Wacker	Current Member	1	1
Anne Maher	Former Member	9	9
Stephen L Kingon	Former Member	9	9

Column A indicates the number of Committee meetings held during 2011 which the Member was eligible to attend; Column B indicates the number of meetings attended by each Member during 2011.

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

These responsibilities are discharged through its meetings and receipt of reports from management, the Auditor, the Chief Financial Officer, the Group Internal Auditor, the Chief Risk Officer and the Head of Regulation and Compliance.

The Sarbanes-Oxley Act requires that the Audit Committee membership includes an ‘audit committee financial expert’, as defined in related SEC rules. Mr. Stephen L Kingon was deemed by the Board to be an ‘independent audit committee financial expert’ and, following Mr. Kingon’s resignation from the Board on 26 July 2011, the Board determined that Ms Catherine Woods is an ‘independent audit committee financial expert’ for these purposes. Ms Woods has accepted this determination on the understanding that she has not thereby agreed to undertake additional responsibilities beyond those of a member and Chairman of the Audit Committee.

During 2011, the Audit Committee met on fourteen occasions. The following, whilst not intended to be exhaustive, is a summary of the activities undertaken by the Committee in the discharge of its responsibilities. The Committee:

•

reviewed the Group’s annual and interim financial statements prior to approval by the Board, including: the Group’s accounting policies and practices; the minutes of the Group Disclosure Committee (an Executive Committee whose role is to ensure the compliance of AIB Group Financial Information with legal and regulatory requirements prior to external publication); reports on compliance; effectiveness of internal controls; and the findings, conclusions and recommendations of the Auditor and Group Internal Auditor;

•	reviewed the scope of the independent audit, and the findings, conclusions and recommendations of the Auditor;

•

satisfied itself through regular reports from the Group Internal Auditor, the Chief Financial Officer, the Chief Risk Officer, the Auditor and the Head of Regulation and Compliance that the system of internal controls over financial reporting was effective;

•	provided oversight in relation to the Auditor’s effectiveness and relationship with the Group, including agreeing the Auditor’s terms of engagement, audit plans and remuneration;

•

reviewed and monitored the independence and objectivity of the Auditor, including approving, within pre-determined limits approved by the Board, the range and nature of non-audit services provided and related fees (see note 16 on page 287);

•

provided assurance regarding the independence and performance of the Group Internal Audit Function, through reviews of rolling quarterly updates on control issues and related remediating actions, and a monthly report detailing Internal Audit Reports issued during the previous month; the annual audit plan and related progress; and the adequacy of resources allocated to the function; the Chairman of the Committee, Ms. Catherine Woods, met with the Group Internal Auditor and the Lead Audit Partner between scheduled meetings of the Committee to discuss material issues arising;

•

received rolling updates from the Chief Risk Officer and the Head of Regulation and Compliance to satisfy itself that the Group was in compliance with all regulatory and compliance obligations and considered key developments and emerging issues, particularly in respect of the Group’s responsibilities under the Government Guarantee and Capital Subscription and Planning Agreements with the Minister for Finance, the operation of the Speak-Up process and key interactions with Regulators in the various jurisdictions;

•

reviewed the minutes of all meetings of subsidiary companies’ Audit Committees, requesting and receiving further clarification on issues when required, and met with, and received annual reports from, the subsidiary Audit Committee chairmen; and

•	held formal confidential consultations during the year separately with the Lead Audit Partner and the Group Internal Auditor in each case with only Non-Executive Directors present.

The following attend the Committee’s meetings by invitation: the Lead Audit Partner; the Chief Financial Officer; the Chief Risk Officer; the Group Internal Auditor; and the Head of Regulation and Compliance. Other senior executives also attend where appropriate.

Board Risk Committee

Current Members: Dr. Michael Somers (Chairman); Mr. Simon Ball (from 17 November 2011), Mr. Dick Spring and Ms. Catherine Woods (from 27 January 2011).

Former Members during the year: Mr. Stephen L. Kingon (resigned from the Board 26 July 2011) and Mr. David Pritchard (resigned from the Board 26 July 2011).

Member attendance during 2011:		A	B
Dr Michael Somers	Current member	11	11
Dick Spring	Current member	11	10
Catherine Woods	Current member	10	10
Simon Ball	Current member	1
Stephen L Kingon	Former member	7	6
David Pritchard	Former member	7	6

Column A indicates the number of Committee meetings held during 2011 which the Member was eligible to attend; Column B indicates the number of meetings attended by each Member during 2011.

The Board Risk Committee was established to assist the Board in proactively fostering sound risk governance within the Group through ensuring that risks are appropriately identified and managed, and that the Group’s strategy is informed by, and aligned with, the Board approved risk appetite.

The Board Risk Committee comprises Non-Executive Directors whom the Board has determined have the collective skills and relevant experience to enable the Committee to discharge its responsibilities. To ensure co-ordination of the work of the Board Risk Committee with the risk related considerations of the Audit Committee, the Chairman of the Audit Committee is also a member of the Board Risk Committee.

The Board Risk Committee has responsibility for:

•	providing oversight and advice to the Board in relation to current and potential future risks facing the Group and risk strategy in that regard, including the Group’s risk appetite and tolerance;

•	the effectiveness of the Group’s risk management infrastructure;

•	monitoring and reviewing the Group’s risk profile, risk trends, risk concentrations and risk policies; and

•	considering and acting upon the implications of reviews of risk management undertaken by Group Internal Audit and/or external third parties.

Governance & oversight - 3. Corporate Governance statement

The responsibilities of the Committee are discharged through its meetings, receiving, commissioning and considering reports from the Chief Risk Officer, the Chief Credit Officer, the Chief Financial Officer, the Group Internal Auditor, the Head of Regulation and Compliance and other members of management.

During 2011 the Board Risk Committee met on eleven occasions. The following, while not intended to be exhaustive, is a summary of the key items considered, reviewed and/or approved or recommended by the Committee during the year:

•

monthly reports from the Chief Risk Officer which provided an overview of key risks including liquidity and funding, capital adequacy, credit, market, regulatory, and business risk, and related mitigants;

•	periodic reports from the Chief Credit Officer regarding the credit quality, performance and outlook of key credit portfolios within the Group;

•

amendments to a number of risk frameworks and policies which were recommended to the Board for approval, including: (a) the risk appetite framework and risk appetite statement, including those for certain subsidiary companies; (b) stress testing frameworks; (c) credit approval authorities and large exposure policy; (d) market risk framework and policies; (e) financial crime, anti-money laundering and sanctions framework and policies; (f) code of conduct and conflict of interest policies for employees; and (g) enterprise policy architecture and frameworks;

•	reports in relation to the Internal Capital Adequacy Assessment Process (“ICAAP”) and related firm wide stress test scenarios;

•

reports from management on a number of specific areas in order to ensure that appropriate management control was evident, including: (a) the risk organisation structure, including an assessment of resourcing and skill levels; (b) country and sovereign risk exposures; and (c) risks relating to the integration of EBS Limited and the Anglo Irish Bank deposit business;

•	management’s plans and progress in addressing issues arising from the Central Bank of Ireland’s Supervisory Review and Evaluation Process (“SREP”) review undertaken during 2011; and

•	actions taken to strengthen the Group’s risk management governance and infrastructure.

The Committee is also responsible for making recommendations in relation to the Chief Risk Officer, including: appointment, replacement, and remuneration, in conjunction with the Remuneration Committee, and confirming the Chief Risk Officer’s independence; the Committee meets with the Chief Risk Officer at least once each year in confidential session, in the absence of management; the Chief Risk Officer has unrestricted access to the Chairman of the Board Risk Committee.

The following attend the Committee’s meetings by invitation: the Lead Audit Partner; the Chief Financial Officer; the Chief Risk Officer; the Chief Credit Officer; the Group Internal Auditor; and the Head of Regulation and Compliance. Other senior executives also attend where appropriate.

Nomination and Corporate Governance Committee

Current Members: Mr. David Hodgkinson (Chairman and member from 27 January 2011); Mr. Jim O’Hara (from 27 January 2011) and Mr. Dick Spring.

Former Members during the year: Mr. David Pritchard (resigned from the Board 26 July 2011) and Ms. Anne Maher (resigned from the Board 26 July 2011).

Member attendance during 2011:		A	B
David Hodgkinson	Current member	4	4
Jim O’Hara	Current member	4	3
Dick Spring	Current member	5	4
Anne Maher	Former member	5	5
David Pritchard	Former member	5	5

Column A indicates the number of Committee meetings held during 2011 which the Member was eligible to attend; Column B indicates the number of meetings attended by each Member during 2011.

The Nomination and Corporate Governance Committee’s responsibilities include: recommending candidates to the Board for appointment as Directors; reviewing the size, structure and composition of the Board and the Board Committees, reviewing succession planning, and, in relation to the responsibilities of the Corporate Social Responsibility Committee, which were assumed by the Nomination and Corporate Governance Committee during 2011, monitoring the Group’s responsibilities and activities concerning staff, the marketplace (including customers, products and suppliers), the environment and the community.

The search for suitable candidates for the Board is a continuous process, and recommendations for appointment are made, based on merit and objective criteria, following an appraisal process and interviews. The Committee is also responsible for approving corporate-giving budgets and any substantial philanthropic donations, and reviewing the Company’s corporate governance policies and practices. The Committee met 5 times during 2011. Messrs. Simon Ball and Thomas Wacker were nominated by the Committee to the Board and appointed Non-Executive Directors on 13 October 2011 following a selection process that included the services of an external executive search consultancy firm.

Remuneration Committee

Members: Mr. Declan Collier; Mr. David Hodgkinson (from 27 January 2011); and Mr. Jim O’Hara (from 27 January 2011).

Former Members during the year: Mr. David Pritchard (resigned from the Board 26 July 2011); and Ms. Anne Maher (resigned from the Board 26 July 2011).

Member attendance during 2011:		A	B
Declan Collier	Current member	2	2
David Hodgkinson	Current member	2	2
Jim O’Hara	Current member	2	1
David Pritchard	Former member	1	1
Anne Maher	Former member	1	1

Column A indicates the number of Committee meetings held during 2011 which the Member was eligible to attend; Column B indicates the number of meetings attended by each Member during 2011.

AIB’s remuneration policies are set and governed by the Remuneration Committee whose purpose, duties and membership are set by its Terms of Reference which may be viewed on the website: www.aibgroup.com. The scope of the Committee’s activities is broad based, ranging from setting pay policy to determining appropriate pension arrangements.

The Remuneration Committee’s responsibilities include recommending to the Board: Group remuneration policies and practices; the remuneration of the Chairman of the Board (which matter is considered in his absence); and, performance-related and share-based incentive schemes when appropriate.

The Committee also determines the remuneration of the Chief Executive Officer, and, in consultation with the Chief Executive Officer, the remuneration of other Executive Directors, when in office, and the other members of the Executive Committee, under advice to the Board. Details of the total remuneration of the Directors in office during 2011 and 2010 are shown in note 63 on page 380.

The Remuneration Committee is also required to review the remuneration components of Identified Staff who are individuals classified as ‘material risk takers’ by AIB in accordance with the Remuneration Guidelines of the European Banking Authority (“EBA”). Remuneration matters of a significant nature are also considered by the Board.

The Committee met twice during 2011.

Remuneration Policy and Governance

The Terms of Reference of the Remuneration Committee were reviewed in 2011 by the Committee and its independent advisors Kepler Associates following which, changes were made, with Board approval, to reflect regulatory guidance and changing market practice on governance and risk management. The governance and scope of AIB’s remuneration policies and practices were extended to include all financial benefits for employees while confirming the company wide coverage of all remuneration policies.

The adoption of remuneration policies and practices, which are both fair and competitive and that support sustainable performance over the long-term, is a key responsibility of the Board. The Board recognises the need to take account of appropriate input from AIB’s control functions in its decision making, and to ensure that remuneration policies and practices are consistent with and promote effective risk management, and that they do not encourage excessive risk taking but support the maintenance of a sound capital base and the required liquidity levels. Striking this balance involves detailed consideration of remuneration matters by the Remuneration Committee whose members have no personal interest in the outcome.

AIB reviewed and adapted its remuneration policies in 2011 to take account of the remuneration requirements of the Capital Requirements Directive CRD III and the related EBA Guidelines, which came into force in January 2011, to ensure that its remuneration policies and practices are fully consistent with, and promote, effective risk management.

AIB’s revised pay policy contains a range of important design features which together will ensure that the remuneration of Identified Staff, and of any other employee at the discretion of the Remuneration Committee, is fully compliant with the EBA Guidelines.

These requirements principally relate to:

•	Quantitative and qualitative risk-adjusted performance measurement;

•	Deferral structures which will ensure performance is measured over both the short and medium term; and

•	The inclusion of forfeiture, claw back and discretionary provisions in remuneration schemes.

Governance & oversight - 3. Corporate Governance statement

In December 2011,AIB published a Remuneration Disclosure Report 2010 in accordance with the EBA Guidelines which summarised AIB’s principal remuneration policies and practices and which provided aggregated remuneration data for Identified Staff. The list of Identified Staff was compiled in consultation with the relevant business areas and control functions while taking account of the extent of individuals’ reporting lines, and the degree to which individuals’ decision making was subject to control and approval through credit committees or trading limits. The Remuneration Disclosure Report for 2011 will be included in AIBs CRD III Disclosures 2011.

While the design features required by the EBA are now included in AIB’s remuneration policy there was little scope in practice to implement the design requirements of the remuneration schemes because of the financial position of the Group, and the constraints on remuneration arising from AIB’s commitments under the Subscription and Placing Agreements between AIB and the National Pensions Reserve Fund Commission (“NPRFC”) and the National Treasury Management Agency (“NTMA”) and the Minister for Finance. There were no bonus schemes or share schemes in operation in 2011. Any incentive schemes that are implemented in the future will be structured in line with the new regulatory requirements and AIB’s revised remuneration policy.

Remuneration policy in general is strongly influenced by the Group’s significant reliance on State support and the requirements and constraints arising from the Subscription and Placing Agreements. The Group is in dialogue on an ongoing basis with the State authorities on remuneration matters.

Central Bank Review

The Central Bank of Ireland completed a review of AIB’s remuneration policies and practices in September 2011 with the primary objective of assessing the level of AIB’s compliance with the provisions of the remuneration guidelines issued by the EBA. The review covered:

•	Remuneration policy;

•	The Terms of Reference of the Remuneration Committee;

•	Changes made by AIB to ensure it is in compliance with the EBA Remuneration Guidelines;

•	A review of Identified Staff including their remuneration components; and

•	Other selected remuneration data.

The findings of the review and required actions are included in AIB’s Risk Mitigation Programme. While no material issues were identified by the review, the Central Bank requested that a number of the EBA requirements be more clearly expressed in AIB’s remuneration policy to ensure AIB was fully compliant with all aspects of the Guidelines. These relate to:

•	Ensuring that incentive awards are restricted to maintain an adequate capital base and also when in receipt of State support; and

•	The adjustment of incentive pools for current and future risk.

Independent Advisors

Kepler Associates provided independent advice to the Committee during 2011 on a number of reward matters including market benchmarking of senior executive salaries.

Remuneration Review

The salary of the Chief Executive Officer was set at € 500,000. The base salaries of the members of the Executive Committee were managed in accordance with AIB’s obligations under the Subscription and Placing agreements by the Remuneration Committee and are in a range of €225,000 to €400,000 in accordance with the recommendations of the Covered Institutions Remuneration Oversight Committee (“CIROC”).

AIB’s remuneration spend continued to be closely managed in 2011 against a background of increasing competition for key skills and higher levels of staff turnover particularly in credit, IT and other financial services control functions. In summary:

•	There were no general salary increases or increments paid;

•	There were no bonus schemes or share based incentives operating;

•

Payments made to retain staff in key roles or where staff stepped up to expanded roles with increased responsibilities were notified in advance to the Remuneration Committee and managed within agreed budgetary parameters; and

•	Quarterly reports were submitted to the Department of Finance including details of any payments or salary increases in excess of €1,000.

Directors’ Remuneration

Details of the total remuneration of the Directors in office during 2011 and 2010 are shown in note 63 on page 380.

Relations with Shareholders

The Group has a number of procedures in place to allow its shareholders and other stakeholders to stay informed about matters affecting their interests. In addition to this Annual Financial Report, which is only sent to those shareholders who request it, the following communication tools are used by the Group.

Summary Shareholders’ Report

The Shareholders’ Report is a summary version of AIB’s main Annual Financial Report. This report, which covers AIB’s performance in the previous year, is sent to shareholders who have opted to receive it instead of the main Annual Financial Report. This summary report does not form a part of the Annual Financial Report or Form 20-F and is referred to for reference purposes only.

Website

The website, www.aibgroup.com, contains, for the previous five years, the Annual Financial Report, the Interim Report/Half-yearly Financial Report, and the Annual Financial Report on Form 20-F. The Company’s presentation to fund managers and analysts of annual and interim financial results are available on the internet, and may be accessed on the Company’s website: www.aibgroup.com. Since 2009, the Annual Financial Report and the Annual Report on Form 20-F have been combined in the form of this Annual Financial Report. None of the information on the website is incorporated in, or otherwise forms part of, this Annual Financial Report.

Annual General Meeting (“AGM”)

All shareholders are invited to attend the AGM and to participate in the proceedings. At the AGM, it is practice to give a brief update on the Group’s performance and developments of interest for the year to date. Separate resolutions are proposed on each separate issue and voting is conducted by way of poll. The votes for, against, and withheld, on each resolution, including proxies lodged, are subsequently published on AIB’s website. Proxy forms provide the option for shareholders to direct their proxies to withhold their vote. It is usual for all Directors to attend the AGM and to be available to meet shareholders before and after the meeting. The Chairmen of the Board’s Committees are available to answer questions about the Committees’ activities. A help desk facility is available to shareholders attending. The Company’s 2012 AGM is scheduled to be held on 28 June 2012, at the Company’s Head Office at Bankcentre, Ballsbridge, Dublin 4, and it is intended that the Notice of the Meeting will be posted to shareholders at least 21 clear days before the meeting, in line with the requirements of Irish Company law.

Governance & oversight - 3. Corporate Governance statement

Accountability and Audit

Accounts and Directors’ Responsibilities

The Statement concerning the responsibilities of the Directors in relation to the Accounts appears on page 423.

Going Concern

The Group’s activities are subject to risk factors and uncertainties as set out on pages 62 to 68.

Notwithstanding these risk factors and uncertainties, the Directors, having considered a wide range of information in relation to present and future conditions, are satisfied that it continues to be appropriate to prepare the financial statements of the Group on a going concern basis. This assessment has been based principally on the following factors:

The capital requirements arising from the 2011 PCAR assessment were met by the end of July 2011. In addition, the Group passed an EBA stress test in July and an EBA capital exercise in December in relation to sovereign exposures, without any further capital being required. The Directors have reviewed the capital and financial plans for the period of assessment and believe that the capital resources are sufficient to ensure that the Group is adequately capitalised both in a base and stress scenario. The Irish Government, as AIB’s primary shareholder, has confirmed its recognition of AIB as a pillar bank, given its key role in supporting the Irish economy. In support of this role it has ensured that AIB has been sufficiently capitalised to meet the capital targets set by the Central Bank of Ireland through its 2011 PCAR and PLAR assessment.

Access to funding in the wholesale funding markets has been restricted with AIB reliant and expecting to continue its reliance on the monetary authorities during the assessment period. Nevertheless, funding support as required is considered to be assured due to its position as one of the two ‘Pillar Banks’ and in particular by the announcements by the ECB and the Minister for Finance on 31 March 2011 to the effect that the required Central Bank funding would be made available. In addition, the Group have had recent discussions with the Central Bank where it sought assurance of the continued availability of the required liquidity from the Eurosystem during the period of assessment for the going concern statement.

Internal Controls

The Directors acknowledge that they are responsible for the Group’s system of internal control. They acknowledge that systems of internal control are designed to manage, rather than eliminate, the risk of failure to achieve business objectives, and can provide only reasonable and not absolute assurance against material misstatement or loss.

The Group’s system of internal control are set out below.

Governance and Oversight

•	The Group operates a three lines of defence risk governance model.

•	There is a Risk Appetite Statement which is Board approved and which sets the limits of risk appetite associated with the Group’s strategic objectives.

•	The Board Risk Committee evaluates material risks and risk management across the group and risk disclosures made by the Group.

•

The Audit Committee reviews various aspects of control, including the design and operating effectiveness of the internal control over financial reporting framework in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, the Group’s Statutory Accounts and other published financial statements and information, and ensures that no restrictions are placed on the scope of the statutory audit or on the independence of the Internal Audit and Regulatory Compliance functions.

•	There is involvement at all meetings of the Audit and Board Risk Committees of the Chief Financial Officer, Chief Risk Officer and Group Internal Auditor.

Risk Management

•	There is a clearly-defined management structure, with defined lines of authority and accountability.

•	The Executive Committee reviews overall strategy, business plans, variances against operating and capital budgets and other performance data on an ongoing basis.

•

The Executive Risk Committee is a subcommittee of the Executive Committee with common membership to the Executive Committee and which evaluates risks, forecast risk positions and agrees risk mitigation actions. It also monitors compliance with relevant laws, regulations and best practice guidelines.

Risk Control & Monitoring

•	There is a centralised risk and compliance control function, headed by the Chief Risk Officer who reports to the Chief Executive Officer and to the Chair of the Board Risk Committee.

•

This function is responsible for establishing and embedding risk management frameworks, ensuring that material risk policies are reviewed, and reporting on adherence to risk limits as set by the Board. It comprises Enterprise Risk, Credit Risk, Financial (Market) Risk, Operational Risk, Decision Analytics and Compliance.

•	The Chief Risk Officer is responsible for ensuring that risks are identified, measured, monitored and reported on, and for reporting on risk mitigation actions.

•	The centralised Credit function is headed by the Chief Credit Officer who reports to the Chief Risk Officer.

•

There is an independent Compliance function which provides advisory services to the Group and which monitors and reports on prudential, conduct of business and financial crime compliance and forthcoming regulations across the Group, and on management’s attention to compliance matters.

•

There is an independent Group Internal Audit function which is responsible for independently assessing the effectiveness of the Group’s corporate governance, risk management and internal controls and which reports directly to the Chair of the Audit Committee.

•	There are specialist functions including Human Resources, Finance and IT.

•	Physical and computer security and business continuity planning are overseen by the Operational Risk function.

Policies and Processes

•

A comprehensive annual budgeting and financial reporting system, which incorporates clearly-defined and communicated common accounting policies and financial control procedures, including those relating to authorisation limits, capital expenditure and investment procedures; and

•

Appropriate policies and procedures relating to capital management, asset and liability management (including interest rate risk, exchange rate risk and liquidity & funding management), credit risk management, operational risk management and regulatory compliance.

Taking the above into account, the Directors are satisfied:

•	that there is a clear organisational structure which provides effective oversight of the activities of the Group;

•	that processes are in place to identify, manage, monitor and report on risks;

•

that adequate internal control mechanisms, including sound administrative and accounting procedures, IT systems and controls are in place, which are subject to ongoing improvement initiatives to further strengthen such systems;

•	that the remuneration policies and practices are consistent with and promote sound and effective risk management; and

•	that the system of governance is subject to regular internal review.

Additional requirements in the United States

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the US Exchange Act). Management has assessed the effectiveness of the Company’s internal control over financial reporting as of 31 December 2011, based on the criteria set forth by the US Committee of Sponsoring Organisations of the Treadway Commission in their publication ‘Internal Control – Integrated Framework’. Based on this assessment, management believes that, as of 31 December 2011, the Company’s internal control over financial reporting is effective. In addition to the need for such internal controls over financial reporting, the SEC has adopted somewhat broader requirements designed to ensure that reporting companies, such as AIB, have adequate ‘disclosure controls and procedures’ in place. As of 31 December 2011, the Group carried out an evaluation, under the supervision of and with the participation of the Group’s management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of the Group’s disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon, and as of the date of the Group’s evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective in all material respects to ensure that information required to be disclosed in the reports which the Group files and submits under the US Exchange Act is recorded, processed, summarised and reported as and when required.

Code of Business Ethics

The Group has adopted a code of business ethics that applies to all employees. A copy of that code is available on the Group website at www.aibgroup.com/investorrelations. (The information on this website is not incorporated by reference into this document). There have been no waivers to the code of business ethics since its adoption, and information regarding any future amendments or waivers will be published on the aforementioned website. The code of business ethics sets out for employees the general principles that govern how AIB Group conducts its affairs. To complement the code of business ethics, a code of leadership behaviours for senior management places personal responsibility on senior management for ensuring that business and support activities are carried out with the highest standards of behaviour. The application of the Code of Business Ethics is underpinned by policies, practices and training which are designed to ensure that the Code is understood and that all staff act in accordance with it. It is also designed to satisfy related SEC requirements under the Sarbanes-Oxley Act. The Code of Business Ethics and the Leadership Code have been reviewed and will be re-launched as the Code of Conduct for all Employees of AIB Group in 2012.

Governance & oversight - 4. Supervision & Regulation

4.1 Current climate of regulatory change

Governments and regulators worldwide continued to develop and implement changes in both regulatory regimes and regulatory practices. Regulators themselves have adopted a more intrusive style of regulation. In addition, there has been a move away from a principles-based approach to one that is more focused on detailed rules.

4.2 Ireland

Overview of financial services legislation

The Central Bank Reform Act 2010 was brought into operation by the Minister for Finance on 1 October 2010. The Central Bank Reform Act 2010 created a single, fully-integrated Central Bank of Ireland (‘Central Bank’) with a unitary board, the Central Bank Commission, chaired by the Governor of the Central Bank. The Financial Regulator ceased to exist from 1 October 2010 and its functions were transferred to the Central Bank. The Central Bank (Supervision and Enforcement) Bill was published in mid 2011. The main purposes of the Bill are to (a) provide enhanced powers to the Central Bank for the supervision of regulated financial service providers and (b) provide enhanced powers to the Central Bank for the enforcement of financial services legislation.

The Central Bank is responsible for the:

•

prudential supervision and regulation of a range of banking and financial services entities in Ireland, including credit institutions, investment firms, stockbroking firms, payment institutions, insurance companies and credit unions;

•	conduct of business of such financial services entities, including the protection of consumer interests; and

•	overall stability of the financial system.

The Central Bank and Financial Services Authority of Ireland Act 2004 established the Financial Services Ombudsman’s Bureau to deal with certain complaints about financial institutions.

The Credit Institutions (Stabilisation) Act 2010 was signed into law on 21 December 2010. The Act provides the legislative basis for the reorganisation and restructuring of the Irish banking system as agreed in the joint EU/IMF Programme for Ireland. The Act empowers the Minister for Finance, following consultation with the Governor of the Central Bank of Ireland, to propose any of a number of Stabilisation Orders that the Minister believes is necessary to stabilise a particular relevant institution (including its group companies). A proposed Stabilisation Order must be confirmed by the High Court. The Act also imposes new duties on the directors of an institution and sets out matters to which directors must have regard in the performance of their functions. These include protecting the interests of the taxpayers, restoring confidence in the banking sector and facilitating the availability of credit in the economy of the State. This Act will lapse on 31 December 2012 unless extended by the Government.

The Central Bank and Credit Institutions (Resolution) Act came into force in 2011. It provides a framework for the resolution of Irish banks and other Irish credit institutions encountering financial difficulties and not covered under the Credit Institutions (Stabilisation) Act, 2010.

Other legislative measures in the context of the financial crisis that commenced in 2008, including the Credit Institutions (Financial Support) Scheme 2008, the Credit Institutions (Eligible Liabilities Guarantee) Scheme 2009 and the National Asset Management Agency Act 2009, are described in note 56 ‘Summary of relationship with the Irish Government’. These pieces of legislation and associated regulations provide for: a limited-duration State guarantee of many deposits in certain Irish credit institutions, including Allied Irish Banks, p.l.c. and some of its subsidiaries, subject to any applicable deposit protection scheme; a limited-duration State guarantee of certain other eligible liabilities issued by a relevant institution, including Allied Irish Banks, p.l.c. and some of its subsidiaries; and a State vehicle for the acquisition of many land and development-related loans from certain Irish credit institutions, including Allied Irish Banks, p.l.c. and some of its subsidiaries.

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

The Central Bank Reform Act 2010 contains a number of provisions which impact the regulation of credit institutions, including powers for the Central Bank to regulate sensitive or influential appointments in financial institutions. This includes the power to prevent the appointment of a person from performing a ‘controlled function’ (as defined) or to remove or suspend a person from the performance of a controlled function, where the Central Bank is satisfied that the person is not a fit and proper person to perform such a function. The Central Bank introduced Regulations and Standards governing the new fitness and probity regime in 2011.

On 8 November 2010, the Central Bank issued new corporate governance requirements for credit institutions and insurance undertakings, which impose minimum core standards upon all credit institutions, including Allied Irish Banks p.l.c., and insurance undertakings licensed or authorised by the Central Bank. Additional requirements apply to institutions that are designated as ‘major institutions’ by the Central Bank. The Central Bank has extensive enforcement powers including the ability to impose administrative sanctions directly on financial institutions for failure to comply with regulatory requirements (including codes of conduct and practice), subject to a right of appeal by the affected institution to the Irish Financial Services Appeals Tribunal and a further appeal to the High Court. Such administrative sanctions may include a caution or reprimand, financial penalties (not exceeding € 5 million in the case of a firm or € 0.5 million in the case of an individual) and a direction disqualifying a person from being concerned in the management of a regulated financial service provider.

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

The Central Bank Acts regulate the conduct of banking business in Ireland and provide that banking business may only be carried on by the holder of a banking licence or an EU/European Economic Area entity which exercises ‘passport rights’ to carry on business in Ireland. Every Irish licensed bank is obliged to draw up and publish its annual financial statements in accordance with the European Communities (Credit Institutions: Accounts) Regulations 1992 (as amended by the European Communities (Credit Institutions) (Fair Value Accounting)) Regulations 2004). As a listed entity, Allied Irish Banks, p.l.c. is required to prepare its financial statements in accordance with IFRS endorsed by the European Union (as applied by the European Communities (International Financial Reporting Standards and Miscellaneous Amendments) Regulations 2005) and with those parts of the Companies Act 1963 to 2010 that are applicable to companies reporting under IFRS; and with article 4 of the EU Council Regulation 1606/2002 of 19 July 2002.

Allied Irish Banks, p.l.c. holds a banking licence and is authorised as a credit institution. AIB Mortgage Bank holds a banking licence and is registered as a designated mortgage credit institution. There are no conditions attached to AIB’s licences or authorisations that are not market standard conditions.

EBS Limited (“EBS”) became a wholly owned subsidiary of Allied Irish Banks, p.l.c. on 1 July 2011. EBS holds a banking licence and is authorised as a credit institution. EBS Mortgage Finance, a wholly owned subsidiary of EBS, holds a banking licence and is registered as a designated mortgage credit institution. There are no conditions attached to EBS’ licences or authorisations that are not market standard conditions.

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

Governance& oversight - 4. Supervision & Regulation

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

MiFID Services include the provision of investment advice, portfolio management, execution of client orders and others. A number of financial services that do not come within the definition of MiFID Services (such as the administration of collective investment schemes) are subject to the requirements of the Investment Intermediaries Act 1995 (“IIA”). Each relevant Group company ensures that it fulfils its obligations under MiFID, the MiFID Regulations and the IIA, as appropriate, on an ongoing basis and ensures that it holds the appropriate authorisation for its business at all times. The following subsidiaries of Allied Irish Banks, p.l.c.; AIB Capital Markets p.l.c.; AIB Investment Managers Ltd.;AIB Corporate Finance Ltd.; and AIB International Financial Services Ltd. provide MiFID Services and each is authorised as an investment firm under the MiFID Regulations. Allied Irish Banks, p.l.c. also complies with the MiFID Regulations where it provides MiFID Services. It should be noted that AIB International Financial Services Limited was disposed of during 2011.

Other Financial Services Companies

In addition to the companies listed above, the Group includes a number of other financial services companies regulated by the Central Bank. AIB Mortgage Bank is a designated mortgage credit institution under the Asset Covered Securities Act 2001 (as amended), and is permitted to issue mortgage covered securities which are secured by a statutory preference over covered assets (principally, residential mortgage loans) comprised in a cover-assets pool. In addition to the role of the Central Bank, the activities of a credit institution that is designated for the purposes of the Asset Covered Securities Act 2001 (as amended) are subject to close oversight by an independent cover-assets monitor appointed by the credit institution and approved by the Central Bank of Ireland. The principal role of the cover-assets monitor is to ensure that the assets maintained in the covered assets pool are sufficient to provide adequate security to the holders of the asset covered securities. AIB Leasing Ltd. is authorised as a retail credit firm under the Central Bank Act, 1997. AIB Insurance Services Ltd. is authorised as an insurance intermediary under the Investment Intermediaries Act, 1995.

On 1 July 2011, AIB acquired EBS Limited including EBS Mortgage Finance and Haven Mortgages Limited, both of which are 100% owned subsidiaries of EBS. EBS Limited is authorised as a credit institution. EBS Mortgage Finance is a designated mortgage credit institution under the Asset Covered Securities Act, 2001 (as amended). Haven Mortgages Limited is authorised as a retail credit firm under the Central Bank Act, 1997.

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

Codes of conduct including Consumer Protection Code

The Central Bank has issued a number of codes of conduct, codes of practice and other requirements applicable to credit institutions and other regulated financial services entities (including investment firms, insurance undertakings and intermediaries). These codes address a substantial range of requirements including supervisory and reporting, corporate governance, conduct of business, advertising, disclosure and record retention requirements. The Central Bank has also issued Client Asset Requirements which apply to financial services entities, including credit institutions and investment firms. The Central Bank introduced a new Consumer Protection Code, effective 1 January 2012. This Code imposes detailed rules on regulated financial services entities operating in Ireland in relation to non-MiFID investment, insurance and banking services provided. In addition, the Central Bank has imposed statutory Codes of Conduct in relation to business lending to small and medium-sized enterprises, dealing with residential mortgage arrears and lending to related parties.

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

Deposit protection and investor compensation

Under the European Communities (Deposit Guarantee Schemes) Regulations 1995 (as amended) which implement in Ireland the Deposit Guarantee Schemes Directive (Directive 94/19/EC), the Central Bank operates a deposit protection scheme under which each licensed bank must contribute to the deposit protection account held by the Central Bank. Currently, the level of contribution required is 0.2 per cent of deposits (in whatever currency) held at all branches of the licensed bank in the EEA, including deposits on current accounts but excluding certain funds and commitments such as interbank deposits, negotiable certificates of deposit, debt securities issued by the same institution and promissory notes. The maximum amount of deposit protected is € 100,000 per depositor per institution. See note 56 (a) ‘Summary of relationship with the Irish Government’ in respect of the limited-duration State guarantee of many deposits in certain Irish credit institutions, including Allied Irish Banks, p.l.c. and some of its subsidiaries.

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

Anti-money laundering

The Third EU Anti-Money Laundering Directive (2005/60/EC) was transposed into Irish Law by the Criminal Justice (Money Laundering and Terrorist Financing) Act 2010 (the “2010 Act”) Persons designated under the 2010 Act (including credit institutions, financial institutions, investment firms, IIA firms and life assurance companies) are obliged to take the necessary measures to effectively counteract money laundering and terrorist financing in accordance with the provisions of the 2010 Act. Core guidelines have been published by the Department of Finance. The Guidelines have not been approved under section 107 of 2010 Act which is a matter for the Department of Justice and Equality and the Department of Finance.

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

Data Protection

The Data Protection Acts 1988 and 2003 (“DPAs”) regulate the disclosure and use of data relating to individual customers. The DPAs also require certain categories of ‘data controllers and data processors’, including financial institutions and insurance companies which process personal data, to register with the Irish Data Protection Commissioner. Each relevant Group company has implemented and monitors appropriate policies and procedures to ensure compliance with its obligations under the DPAs. The European Communities (Electronic Communications Networks and Services) (Data Protection and Privacy) Regulations 2003 (as amended) implement the EU Electronic Privacy Directive (2002/58/EC) and regulate marketing by electronic and other means. A new Personal Data Security Breach Code of Practice was issued by the Irish Data Protection Commissioner on 7 July 2010. That Code sets out the requirements relating to the reporting of data security breaches. The ePrivacy Regulations 2011 (S.I. 336) deal with data protection for phone, email, SME and internet use.

Governance & oversight - 4. Supervision & Regulation

4.3 United Kingdom

Regulation of AIB Group (UK) p.l.c.

AIB Group (UK) p.l.c. is a company incorporated in Northern Ireland and is authorised by the Financial Services Authority (“FSA”) under the Financial Services and Markets Act 2000 (“FSMA”) to carry on a wide range of regulated activities (including accepting deposits, advising on investments (except pension transfers and pension opt outs), arranging deals in investments (including regulated mortgage contracts) and dealing in investments (as both agent and principal), for both professional and retail clients in the United Kingdom. It carries on business under the trading names ‘Allied Irish Bank (GB)’, ‘Allied Irish Bank (GB) Savings Direct’ and ‘First Trust Bank’ in Great Britain and Northern Ireland, respectively.

FSMA is the principal piece of legislation governing the establishment, supervision and regulation of financial services and markets in the United Kingdom. The FSA is currently the single regulator for the full range of financial business in the United Kingdom; it derives its powers under FSMA and the Financial Services Act 2010. The FSA is responsible both for the prudential supervision and for the general supervision of AIB Group (UK) p.l.c.’s business in the United Kingdom. AIB Group (UK) p.l.c. must comply with the FSA’s prudential rules including rules relating to capital adequacy, limits on large exposures and liquidity; and the FSA’s non-prudential rules including rules relating to conduct of business, market conduct (including market abuse), money laundering and systems and controls. The FSA Handbook contains the rules and guidance issued by the FSA.

The UK Government published the Financial Services Bill in January 2012 that, once enacted, will give effect to a new regulatory structure. Under this new structure, the Financial Policy Committee (“FPC”) within the Bank of England will be responsible for financial stability and macro prudential regulation. The Prudential Regulatory Authority (“PRA”) will be a subsidiary of the Bank of England, supervising the prudential compliance of deposit takers, insurers and a small number of significant investment firms. A new body, the Financial Conduct Authority (“FCA”) will be responsible for regulating conduct of business in wholesale and retail markets.

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

AIB Group (UK) p.l.c. subscribes to the Lending Code of the Lending Standards Board which is a self-regulatory code setting minimum standards of good practice in relation to lending, including loans, credit cards and current account overdrafts. The Lending Standards Board is the successor organisation to the Banking Code Standards Board and the Lending Code replaced the previous Banking Codes issued by the Banking Code Standards Board following the transfer of responsibilities for the conduct of business regulation for deposit taking and payment products to the FSA on 1 November 2009. As of 1 November 2009, the FSA has introduced the Banking Conduct Regime which sets out the new regulatory framework of retail banking services in relation to the regulated activity of payment services and accepting deposits from banking customers and activities connected with it. AIB Group (UK) p.l.c. is subject to the Banking Conduct Regime.

First Trust Independent Financial Advisers Ltd (a company incorporated in Northern Ireland) is authorised by the FSA to advise on and arrange certain investments, including pensions, life policies, securities and non-investment insurance contracts. As in the case of AIB Group (UK) p.l.c., the FSA is responsible both for the prudential supervision and for the general supervision of First Trust Independent Financial Advisers Ltd’s business in the United Kingdom. From 1 December 2009, new liquidity rules came into force in the United Kingdom and are contained in the FSA’s Prudential Sourcebook for Banks, Building Societies and Investment Firms. The new rules require all UK authorised banks (including UK branches of foreign banks), investment firms and building societies to enforce more rigorous systems and controls, hold greater liquidity safeguards and increase their liquidity reporting.

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

In accordance with the BCD, the ‘Home State’ regulator (here, the Central Bank of Ireland) has primary responsibility for the prudential supervision of credit institutions incorporated in Ireland. However, credit institutions exercising their ‘passport’ rights must comply with certain requirements (in particular, conduct of business rules) set by the ‘Host State’ regulator (here, the FSA). In addition, the FSA has a responsibility to co-operate with the Central Bank of Ireland in ensuring that branches of Irish credit institutions in the United Kingdom maintain adequate liquidity and take sufficient steps to cover risks arising from their open positions on financial markets in the United Kingdom.

Regulation of other AIB Group entities

Certain other AIB Group entities are authorised to carry on regulated activities by way of the right to provide cross-border services into the United Kingdom under the EU passport; however, they carry on an insignificant amount of business in the United Kingdom at present.

Market in Financial Instruments Directive (“MiFID”)

MiFID was implemented in the United Kingdom on 1 November 2007. The requirements of MiFID apply to all regulated AIB Group entities in the European Union that carry out a MiFID investment service or activity, for example arranging deals in financial instruments, dealing as agent or principal in financial instruments, providing investment advice and conducting portfolio management activities. MiFID is currently under review by the European Commission with the intention of implementing MIFID 2 by the end of 2014.

Insurance mediation

Dealing as agent, arranging deals in, making arrangement with a view to transactions in, assisting in the administration and performance of, advising on non-investment insurance contracts and agreeing to carry on any of these activities (‘Insurance Mediation Activities’) are (subject to applicable exemptions) regulated activities under FSMA. Each of AIB Group (UK) p.l.c. and First Trust Independent Financial Advisers Ltd is authorised by the FSA to carry on all Insurance Mediation Activities.

Mortgage regulation

Entering into as lender, arranging, advising on and administering regulated mortgage contracts, and agreeing to carry on any of these activities, are (subject to applicable exemptions) regulated activities under FSMA. AIB Group (UK) p.l.c. is authorised by the FSA to enter into as lender, arrange and administer (but not advise on) regulated mortgage contracts.

Deposit protection and investor compensation

The Financial Services Compensation Schemes (“FSCS”) is the UK’s compensation fund of last resort for customers of authorised financial services firms and protects claims in respect of deposits, insurance policies, insurance broking (for business on or after 14 January 2005), investment business and home finance (e.g. mortgage advising and arranging) (for business on or after 31 October 2004). FSCS may pay compensation, subject to its rules, if a firm is unable or likely to be unable to meet its financial obligations. However, there are limits to the protection available under the FSCS. The deposit compensation limit increased on 31 December 2010 to 100 per cent. of £85,000 per person, per firm. Eligible investment business and home finance mediation claimants against firms declared in default on or after 1 January 2010 are entitled to receive 100 per cent. compensation for financial loss up to £50,000 per person, per firm. Compensation under the FSCS in respect of claims against insurance mediation firms are calculated on the basis of (i) claims in respect of liabilities subject to compulsory insurance, 100 per cent. of the claim and (ii) other insurance claims, 100 per cent. of the first £2,000 and 90 per cent. of the remainder of the claim against firms declared in default before 1 January 2010 and the maximum level of compensation for claims against firms declared in default on or after 1 January 2010 is 90 per cent. of the claim with no upper limit. Both AIB Group (UK) p.l.c. and First Trust Independent Financial Advisers Ltd are covered by the FSCS. Allied Irish Banks, p.l.c., as a bank operating in the United Kingdom under its EU passport, is not covered by the FSCS but, in accordance with the Deposit Guarantee Schemes Directive (Directive 94/19/EC), is covered by its home state (Ireland) deposit compensation scheme. See note 56 ‘Summary of relationship with the Irish Government’.

Consumer credit

The Consumer Credit Act 1974, as amended (“CCA”) regulates unsecured and certain secured consumer loan businesses, consumer hire and ancillary credit businesses such as credit brokerage and debt collecting. A credit agreement is regulated by the CCA where (a) the borrower is or includes an ‘individual’ as defined in the CCA; (b) if the agreement was made before the removal of the CCA financial limit, the amount of credit provided is £25,000 or less and (c) the credit agreement is not an exempt agreement under the CCA (for example, it is a regulated mortgage contract (as defined by the Financial Services and Markets Act 2000 (Regulated Activities) Order 2001)). At present, the Office of Fair Trading (“OFT’) is responsible for the issue of licences under, and the superintendence of the working and the enforcement of, the CCA and other consumer protection legislation, although the Financial Services Bill envisages the transfer of consumer credit regulation to the FCA. Both Allied Irish Banks, p.l.c. and AIB Group (UK) p.l.c. hold current CCA licences. The EU Consumer Credit Directive (2008/48/EC) was implemented into UK legislation via, inter alia, the Consumer Credit (EC Directive) Regulations 2010 (SI 2010/1010). The majority of the provisions came into force on 1 February 2011, with a small number having come into force on 30 April 2010.

The Unfair Terms in Consumer Contracts Regulations 1999 (the ‘Unfair Terms Regulations’) apply to certain contracts for goods and services entered into with consumers, including mortgages and related products and services. The main effect of the Unfair Terms Regulations is that a non-negotiated contractual term covered by the Unfair Terms Regulations which is ‘unfair’ will not be

Governance & oversight - 4. Supervision & Regulation

enforceable against a consumer. The Unfair Terms Regulations will not generally affect terms which set out the subject matter of the contract, or concern the adequacy of price or remuneration for its goods and services sold, provided they are written in plain and intelligible language and are adequately drawn to the consumer’s attention.

Anti-money laundering

The third EU Anti-Money Laundering Directive (2005/60/EC) adopted by the European Union in October 2005 was implemented in the UK on 15 December 2007 via the Money Laundering Regulations 2007. Practical assistance in the interpretation and application of the UK Money Laundering Regulations is provided by the guidance published by the Joint Money Laundering Steering Group (“JMLSG”) which comprises several major trade bodies from within the financial services industry. The Money Laundering Regulations 2007 provide detailed obligations for designated persons, which included credit institutions, financial institutions, legal professionals and estate agents. For example, in relation to customer due diligence there is an explicit requirement for firms to undertake ongoing monitoring of business relationships and for firms to identify not just their customer but also the ultimate beneficial owner of the customer(s) on a risk sensitive basis. Enhanced due diligence is expected to be carried out where a customer poses a higher risk of money laundering or terrorist financing. In addition to the Money Laundering Regulations 2007, other acts of the UK Parliament such as the Proceeds of Crime Act 2002, Terrorism Act 2000 and the Counter-Terrorism Act 2008 are designed to combat money laundering/counter terrorist financing in the UK.

Data protection

The Data Protection Act 1998 (“UKDPA”) is the primary legislation regarding the collection, use and disclosure of personal data relating to individuals in the United Kingdom. The UKDPA imposes a number of obligations on ‘data controllers’, including a requirement to notify the UK Information Commissioner’s Office that it is a ‘data controller’ processing personal information in an automated form and comply with eight data protection principles. Each relevant AIB Group company has implemented and monitored appropriate procedures to ensure compliance with its obligations under the UKDPA. Civil and criminal sanctions apply for contraventions of the UKDPA. These include the issuance of monetary penalty notices to a maximum of £500,000 by the UK Information Commissioner for serious contraventions of the UKDPA.

The UKDPA and the Privacy and Electronic Communications (EC Directive) Regulations 2003 are the main laws which regulate the use of personal data for marketing purposes by electronic means and automated calling system in the United Kingdom. However, on 25 January 2012, the European Commission published a proposal for a new data protection regulation, which , if adopted, would provide the basis for a new EU wide date protection regulatory framework.

4.4 United States

Nature of the AIB Group’s activities

As a result of its operations in the United States, AIB is subject to extensive federal and state banking supervision and regulation. AIB engages in US banking activities directly through its branch in New York.

Applicable federal and state banking laws and regulations

Under the US International Banking Act of 1978, as amended (the “IBA”), AIB is a foreign banking organisation and is treated as a bank holding company, as such terms are defined in the statute, and, as such, is subject to regulation by the Federal Reserve. AIB is a bank holding company within the meaning of the Bank Holding Company Act and is subject to regulation by the Federal Reserve. As a bank holding company that has not elected to be a ‘financial holding company’, AIB is generally required to limit its direct and indirect activities in the United States to banking activities and activities that the Federal Reserve has determined to be ‘so closely related to banking as to be a proper incident thereto’. AIB is required to obtain the prior approval of the Federal Reserve before making any investment that would give it ‘control’ over a US banking organisation, before acquiring 5 per cent. or more of the voting shares of any US non-banking company or before engaging in, directly or indirectly, certain non-banking activities.

AIB conducts corporate lending, treasury and other operations. AIB’s New York branch is supervised by the Federal Reserve and the New York State Department of Financial Services. Under the IBA, the Federal Reserve may terminate the activities of any US branch or agency of a foreign bank if it determines that the foreign bank is not subject to comprehensive supervision on a consolidated basis in its home country (unless the home country is making demonstrable progress toward establishing such supervision), or that there is reasonable cause to believe that such foreign bank or its affiliate has violated the law or engaged in an unsafe or unsound banking practice in the United States and, as a result of such violation or practice, the continued operation of the US office would be inconsistent with the public interest or with the purposes of federal banking laws.

Under the New York Banking Law, the New York State Department of Financial Services may take possession of the business and property of a New York state-licensed branch under circumstances generally including violations of law, unsafe or unsound practices or insolvency.

Under US federal banking laws, state-licensed branches (such as AIB’s New York branch) may not, as a general matter, engage as a principal in any type of activity not permissible for their federally licensed counterparts, unless the Federal Reserve Board (“FRB”) determines that the additional activity is consistent with sound banking practices. US federal and state banking laws also generally subject state branches to the same single-borrower lending limits that apply to federal branches or agencies, which are substantially similar to the lending limits applicable to national banks. These single-borrower lending limits are based on the worldwide capital of the entire foreign bank (i.e. AIB).

Anti-money laundering, anti-terrorism and economic sanctions regulations have become a major focus of US government policy relating to financial institutions and are rigorously enforced. Regulations applicable to AIB and its affiliates impose obligations to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering. In particular, Title III of the USA PATRIOT Act, as amended, requires financial institutions operating in the United States to (i) give special attention to correspondent and payable-through bank accounts, (ii) implement enhanced due diligence and ‘know your customer’ standards for private banking and correspondent banking relationships, (iii) scrutinise the beneficial ownership and activity of certain non-US and private banking customers (especially for so-called politically exposed persons) and (iv) develop new anti-money laundering programmes, due diligence policies and controls to ensure the detection and reporting of money laundering. Such required compliance programmes are intended to supplement any existing compliance programmes under the Bank Secrecy Act and Office of Foreign Assets Control (“OFAC”) regulations.

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

Applicable federal and state securities laws and regulations

Until their delisting in August 2011, AIB’s Ordinary Shares were listed on the New York Stock Exchange in the form of American Depositary Shares which are registered with the Securities and Exchange Commission (“SEC”). Like other registrants, AIB files reports required under the US Exchange Act and other information with the SEC, including Annual Financial Reports on Form 20-F and Current Reports on Form 6-K. On 30 July 2002, the President of the United States signed into law the Sarbanes-Oxley Act. The Sarbanes-Oxley Act imposes significant requirements on AIB and other SEC registrants. These include requirements with respect to the composition of AIBs Audit Committee, the supervision of AIB’s auditors (and the services that may be provided by such auditors) and the need for personal certification by the chief executive officer and chief (principal) financial officer of Annual Financial Reports on Form 20-F, as well as the financial statements included in such reports and related matters.

Governance & oversight - 4. Supervision & Regulation

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

Numerous rules have been proposed and/or adopted to implement the Dodd-Frank Act and the implementation process will likely continue for the next several years. A proposed rule to limit certain proprietary trading activities and investments in private equity and hedge funds (the so called ‘Volcker Rule’) was issued by the federal banking agencies and the SEC on 11 November 2011. On 20 December 2011, the Federal Reserve released its proposed rule implementing risk-based capital, liquidity and other requirements for systemically important financial institutions (“SIFIs”) under section 165 of the Dodd-Frank Act.

Among the other currently issued proposed or final implementing rules are rules relating to resolution plans for SIFIs, the ‘push-out’ of certain swaps activities, including (in the case of uninsured U.S. branches of foreign banks) interest rate swap activities, a floor for risk-based capital requirements (the so called ‘Collins Amendment’) and incentive-based compensation.

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

Accounting policies*

The significant accounting policies that the Group applied in the preparation of the financial statements are set out in this section.

1 Reporting entity

Allied Irish Banks, p.l.c. (‘the parent company’) is a company domiciled in Ireland. The address of the Company’s registered office is Bankcentre, Ballsbridge, Dublin 4, Ireland. The consolidated financial statements include the financial statements of Allied Irish Banks, p.l.c. (the parent company) and its subsidiary undertakings, collectively referred to as the ‘Group’, where appropriate, including certain special purpose entities and are made up to the end of the financial year. The Group is and has been primarily involved in retail and corporate banking, investment banking and the provision of asset management services.

2 Statement of compliance

The consolidated financial statements have been prepared in accordance with International Accounting Standards and International Financial Reporting Standards (collectively “IFRSs”) as issued by the International Accounting Standards Board (“IASB”) and International Financial Reporting Standards as adopted by the European Union (“EU”) and applicable for the year ended 31 December 2011. The accounting policies have been consistently applied by Group entities and are consistent with the previous year, unless otherwise described. The financial statements also comply with the Companies Acts 1963 to 2009 and the European Communities (Credit Institutions: Accounts) Regulations, 1992 (as amended) and the Asset Covered Securities Acts 2001 and 2007. The company financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the IASB and International Financial Reporting Standards as adopted by the EU as applicable for the year ended 31 December 2011 and with Irish Statute. In publishing the parent company financial statements together with the Group financial statements, AIB has taken advantage of the exemption in paragraph 2 of the European Communities (Credit Institutions: Accounts) Regulations, 1992 not to present its parent company income statement, statement of comprehensive income and related notes that form part of these approved financial statements.

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

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of certain assets, liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. The estimates and assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Since management’s judgement involves making estimates concerning the likelihood of future events, the actual results could differ from those estimates. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future period affected. The estimates that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are in the areas of loan impairment and impairment of financial instruments; determination of the fair value of certain financial assets and financial liabilities; retirement benefit obligations; financial asset and financial liability classification; the recoverability of deferred tax; and NAMA bonds valuation. In addition, the designation of financial assets and financial liabilities has a significant impact on their income statement treatment and could have a significant impact on reported income.

A description of these estimates and judgments is set out within Financial review – Critical accounting policies. This section is identified as forming an integral part of the audited financial statements.

Arising from the results of the Prudential Capital Assessment Review (“PCAR”)/Prudential Liquidity Assessment Review (“PLAR”) in March 2011, AIB is required to dispose of non-core financial assets. Accordingly, certain of these financial assets are classified as held for sale at 31 December 2011. These assets do not constitute a major line of business or a geographical area of operations, but are included within ‘Disposal groups and non-current assets held for sale’ (note 26). At 31 December 2010, discontinued operations were included within this caption and comprised BZWBK and Bulgarian American Credit Bank AD, both of which have since been disposed of.

3 Basis of preparation (continued)

Going concern

The financial statements have been prepared on a going concern basis as the Directors are satisfied, having considered the risks and uncertainties impacting the Group, that it has the ability to continue in business for the foreseeable future.

In making its assessment, the Directors have considered a wide range of information relating to present and future conditions. These have included financial plans, cash flow and funding forecasts, capital resources projections, all of which have been prepared under base and stress scenarios. In addition, the Directors have considered the commitment of support provided to AIB by the Irish Government through the programme for restructuring the Irish banking system with AIB designated as one of the two ‘Pillar Banks’. Furthermore, the Directors have considered the outlook for the Irish economy, taking into account such factors as progress on improving the fiscal situation and the support provided by the EU/IMF to Ireland. The Directors also considered the Eurozone sovereign debt crisis in its assessment of the going concern basis.

Background

The deterioration in the Irish economy culminated in the EU/IMF Programme of Financial Support for Ireland. This deterioration, which persisted throughout 2010 and 2011 presents significant risks and challenges for the Group in the years ahead:

The funding position of the Group has been impacted by:

•	The downgrading of the Group and sovereign credit ratings;

•	The withdrawal of the Irish Government from the funding markets; and

•	The EU/IMF Programme of Financial Support and the consequent withdrawal of funds from Irish banks.

The EU/IMF Programme provided for the restructuring and reorganisation of the Irish banks. The subsequent Financial Measures Programme published by the Central Bank in March 2011 set a PCAR requirement for AIB (including EBS) to raise capital amounting to € 14.8 billion. This requirement was met by the end July 2011 through liability management exercises and Government capital injections (€ 5 billion by way of an equity placing; a capital contribution of € 6.1 billion; and € 1.6 billion by way of a Contingent Capital Notes issuance).

Since 2010 and through 2011, AIB has had limited access to wholesale funding and has been dependant on secured funding from the European Central Bank (“ECB”) and has utilised non standard facilities from the Central Bank for a limited period. The Bank ceased using non-standard facilities in April 2011. Breaches of liquidity ratios up to July 2011 were remedied as new capital was injected by the Government. However, AIB’s ECB repo funding has continued, since October 2010, to exceed a regulatory limit of 25%.

Market volatility remained elevated and liquidity depressed during 2011 driven by the deterioration in global credit markets as sovereign difficulties in the eurozone grew and the overall global macroeconomic environment remained uncertain. Credit spreads widened sharply, especially in the second half of the year, for certain countries within the Eurozone. This negative sentiment impacted on access to wholesale funding for certain sovereigns and credit institutions across Europe.

At different stages since the beginning of 2011, European leaders reaffirmed their commitment to the euro:

•

On 21 July 2011, a statement by the Heads of State or Government of the euro area and EU institutions reaffirmed their commitment to the euro and to do whatever was needed to ensure the financial stability of the euro area as a whole and its Member States;

•

ECB decided to actively implement its Securities Markets Programme i.e. to intervene in the euro area public and private debt securities markets (to ensure depth and liquidity in those market segments which are dysfunctional);

•	On 9 December 2011, the Heads of State or Government of the euro area and European Council agreed a package of measures to restore confidence in the financial markets which included:

•	a new fiscal compact and the strengthening of stabilisation tools for the euro area including a more effective European Financial Stability Facility (“EFSF”);

•	the bringing forward of the implementation of the European Stability Mechanism (“ESM”); and

•	a solution for the unique challenges faced by Greece.

•	On 21 February 2012, European leaders agreed a second bail-out package for Greece in order to secure Greece’s future in the euro area.

These various measures, adopted since the beginning of 2011, are indicative of the commitment of all euro area Member States to save the euro and to support euro area members.

Accounting policies (continued)

3 Basis of preparation (continued)

Capital

Under the EU/IMF Programme and the subsequent Financial Measures Programme published by the Central Bank in March 2011, which detailed the outcome of its review of capital (PCAR) and funding (PLAR), AIB was set a minimum capital target of 10.5% core tier 1 in the base scenario, and a 6% core tier 1 in the stress scenario, plus an additional protective buffer which could be in the form of contingent capital. The total PCAR requirement for AIB (including EBS) was € 14.8 billion. This requirement was met by the end July 2011 as outlined above. The Group’s core tier 1 ratio at 31 December 2011 is 17.9% (2010: 4%). The Group’s total capital ratio at 31 December 2011 is 20.5% (2010: 9.2%).

AIB has passed the European Banking Authority (“EBA”) stress test in July 2011 and the EBA capital exercise in December 2011 (which incorporated a capital buffer for sovereign exposures) without any further capital being required.

The Directors have reviewed the capital and financial plans for the period of assessment and believe that the capital resources are sufficient to ensure that the Group is adequately capitalised both in a base and stress scenario. The Irish Government, as AIB’s primary shareholder, has confirmed its recognition of AIB as a pillar bank, given its key role in supporting the Irish economy. In support of this role it has ensured that AIB has been sufficiently capitalised to meet the capital targets set by the Central Bank of Ireland through its 2011 PCAR and PLAR assessment.

Liquidity and funding

The Group’s balance sheet saw significant change in 2011 arising from: the disposal of BZWBK; the acquisition of NAMA senior bonds and the deposit business from Anglo Irish Bankcorp (‘Anglo’); the acquisition of EBS; the recapitalisation in July and asset deleveraging in the Non-Core segment. These changes reduced the funding requirement of AIB by € 10 billion in 2011. The cash proceeds from the sale of BZWBK, the State deposit in advance of the Government capital injection and the issuance of Own Use Bank Bonds (i.e. self issued MTN under the Government guarantee) enabled AIB exit non standard facilities in April 2011. Nonetheless, the Group remains heavily dependent on Central Bank/ECB support, which amounted to € 31 billion (including EBS) at 31 December 2011 down from € 37 billion (AIB only) at 31 December 2010.

AIB’s access to wholesale funding markets continued to be restricted in 2011. This is a result of the continued negative sentiment towards the IMF/ECB bail out in the first half of 2011, the Europe-wide uncertainty in the second half of 2011 and the Group’s credit rating. This increases the requirement for AIB to maintain/increase its deposit franchise, deleverage its balance sheet enabling reduction in wholesale funding dependency.

Customer deposits remain the largest source of funding for the Group. Excluding the Anglo and EBS deposits, plus the impact of the NTMA deposits at June 2011, the Group’s deposits were broadly stable in the second half of 2011, notwithstanding the uncertainty Europe-wide in the latter months of the year.

While the Irish Sovereign’s credit rating was downgraded in 2011 and contagion has spread to the broader euro area, the Irish Sovereign has been able to distinguish itself from the other peripheral countries. In particular, the Irish Government has met the fiscal requirements and the recapitalisation of its banks as part of its EU/IMF Programme which has resulted in bond yields significantly tightening since July 2011.

Notwithstanding the 2011 improvements, it is expected that the Group will continue to be reliant on the monetary authorities for funding during the assessment period. However, AIB’s access to Central Bank funding support as required is considered to be assured due to its position as one of the two ‘Pillar Banks’ and in particular by the announcements by the ECB and the Minister for Finance on 31 March 2011 to the effect that the required Central Bank funding would be made available. Furthermore, the ECB confirmed that the Eurosystem would continue to provide liquidity to banks in Ireland, including AIB.

Furthermore, the Group have had discussions with the Central Bank and it sought assurance of the continued availability of the required liquidity from the Eurosystem during the period of assessment for the going concern statement. The Directors are satisfied based on the clarity of confirmations received from the Central Bank and public announcements by ECB, EU and IMF, that in all reasonable circumstances, the required liquidity and funding from the Central Bank/ECB will be available to the Group during the period of assessment.

The Directors, therefore consider that the funding and liquidity position of AIB is assured during the assessment period.

Conclusion

On the basis of the above, the Directors believe that it is appropriate to prepare the financial statements on a going concern basis having concluded that there are no material uncertainties related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern over the period of assessment.

3 Basis of preparation (continued)

Adoption of new accounting standards

The following amendments to standards have been adopted by the Group during the year ended 31 December 2011.

Amendment to IAS 24 - Related Party Disclosures

This amendment simplifies the definition of a related party, clarifying its intended meaning and eliminating inconsistencies from the definition. It also provides a partial exemption from the disclosure requirements for government-related entities which, as permitted by the amendment, was early adopted by the Group in 2010. The remainder of the amendment, which did not have any significant impact on the disclosures given, deals with the disclosure of certain related party relationships, transactions and outstanding balances including commitments in the financial statements of the Group.

Amendment to IAS 32 - Financial Instruments: Presentation-Classification of rights issues

The amendment which is effective for annual periods beginning on or after 1 February 2010, states that if rights are issued by an entity pro rata to all existing shareholders in the same class for a fixed amount of currency, they should be classified as equity regardless of the currency in which the exercise price is denominated. This amendment did not have any impact on the Group’s financial statements but may do so in the future.

Amendment to IFRIC 14 - Prepayments of a Minimum Funding Requirement

The amendment which is effective for annual periods beginning on or after 1 January 2011 corrects an unintended consequence of IFRIC 14 IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction. Without the amendment, in some circumstances entities would not be permitted to recognise as an asset some voluntary prepayments for minimum funding contributions. This was not intended when IFRIC 14 was issued, and the amendment corrects the problem. The revision will allow such prepayments to be recorded as assets in the statement of financial position. This IFRIC did not have any impact on the Group.

IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments

This IFRIC which is effective for annual periods beginning on or after 1 July 2010, clarifies the requirements of International Financial Reporting Standards (“IFRSs”) when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity’s shares or other equity instruments to settle the financial liability fully or partially. The impact on the Group will be dependent on the nature of any future liability management actions undertaken by the Group.

Improvement to IFRSs May 2010

In May 2010, the IASB issued its third edition of amendments to its standards, primarily with a view to removing inconsistencies and clarifying wording.

The adoption of the following amendments resulted in changes to accounting policies and/or disclosures, but did not have any impact on the financial position or performance of the Group.

•

IFRS 3 Business Combinations: The measurement options available for non-controlling interest (“NCI”) have been amended. Only components of NCI that constitute a present ownership interest that entitles their holder to a proportionate share of the entity’s net assets in the event of liquidation shall be measured at either fair value or at the present ownership interests’ proportionate share of the acquiree’s identifiable net assets. All other components are to be measured at their acquisition date fair value.

•

IFRS 7 Financial Instruments – Disclosures: The amendment to IFRS 7 clarifies the required level of disclosure about credit risk and collateral held and provides relief from disclosures previously required regarding renegotiated loans.

•

IAS 1 Presentation of Financial Statements: The amendment clarifies that an option to present an analysis of each component of other comprehensive income may be included either in the statement of changes in equity or in the notes to the financial statements. The Group has adopted the option of disclosing this analysis in the notes to the financial statements.

Accounting policies (continued)

3 Basis of preparation (continued)

Adoption of new accounting standards (continued)

•

IAS 34 Interim Financial Reporting: These amendments, which are effective for annual periods beginning on or after 1 January 2011, emphasise the principle in IAS 34 that disclosures about significant events and transactions in interim periods should update the relevant information presented in the most recent annual financial report. Additional disclosure requirements included in the amendment require the Group to disclose:

•	transfers between levels of the ‘fair value hierarchy’ used in measuring the fair value of financial instruments;

•	changes in the classification of financial assets as a result of a change in the purpose or use of those assets;

•

changes in the business or economic circumstances that affect the fair value of the entity’s financial assets and financial liabilities, whether those assets or liabilities are recognised at fair value or amortised cost; and

•	changes in contingent liabilities or contingent assets.

These amendments were adopted in the Group’s most recent Interim financial statements.

Other amendments resulting from Improvements to IFRSs which the Group adopted in 2011 did not have any impact on the accounting policies, financial position or performance of the Group

4 Basis of consolidation

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

The Group accounts for the acquisition of businesses using the acquisition method except for those businesses under common control. Under the acquisition method, the consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition date fair value of assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree, and the equity interests issued by the Group in exchange for control of the acquiree. Acquisition related costs are generally recognised in the income statement as incurred. Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree, if any, over the net of the acquisition date fair value of the identifiable assets acquired and liabilities assumed.

The Group commonly acts as trustee and in other fiduciary capacities that result in the holding or placing of assets on behalf of individuals, trusts, retirement benefit plans and other institutions. These assets, and income arising thereon, are excluded from the financial statements, as they are not assets of the Group.

Common control transactions

The Group accounts for the acquisition of businesses or investments in subsidiary undertakings between members of the Group at carrying value at the date of the transaction unless prohibited by company law or IFRS. This policy also applies to the acquisition of businesses by the Group of other entities under the common control of the Irish Government. Where the acquired net assets exceed the fair value of the consideration paid, the excess is accounted for as a capital contribution (accounting policy number 29). On impairment or final sale of the subsidiary in the parent company’s separate financial statements, an amount equal to the impairment charge net of tax in the income statement is transferred from capital contribution reserves to revenue reserves.

For acquisitions under common control, comparative data is not restated. The consolidation of the acquired entity is effective from the acquisition date with intercompany balances eliminated at a Group level on this date.

Associated undertakings

An associate undertaking is generally one in which the Group’s interest is greater than 20% and less than 50% and in which the Group has significant influence, but not control, over the entity’s operating and financial policies.

Investments in associated undertakings are initially recorded at cost and increased (or decreased) each year by the Group’s share of the post acquisition net income (or loss), and other movements reflected directly in other comprehensive income of the associated undertaking.

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

Accounting policies (continued)

5 Foreign currency translation

Items included in the financial statements of each of the Group’s entities are measured using their functional currency, being the currency of the primary economic environment in which the entity operates.

Transactions and balances

Foreign currency transactions are translated into the respective entity’s functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are re-translated at the rate prevailing at the period end. Foreign exchange gains and losses resulting from the settlement of such transactions and from the re-translation at period end exchange rates of the amortised cost of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement. Exchange differences on equities and similar non-monetary items held at fair value through profit or loss are reported as part of the fair value gain or loss. Exchange differences on equities classified as available for sale financial assets, together with exchange differences on a financial liability designated as a hedge of the net investment in a foreign operation are reported in other comprehensive income.

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

The effective interest method is a method of calculating the amortised cost of a financial asset or financial liability (or group of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts the estimated future cash payments or receipts through the expected life of the financial instrument to the net carrying amount of the financial asset or financial liability. The application of the method has the effect of recognising income receivable and expense payable on the instrument evenly in proportion to the amount outstanding over the period to maturity or repayment.

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

Interest income and expense presented in the consolidated income statement includes:-

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

Commitment fees, together with related direct costs, for loan facilities where drawdown is probable are deferred and recognised as an adjustment to the effective interest rate on the loan once drawn. Commitment fees in relation to facilities where drawdown is not probable are recognised over the term of the commitment on a straight line basis. Other credit related fees are recognised as the service is provided except for arrangement fees where it is likely that the facility will be drawn down and which are included in the effective interest rate calculation.

8 Net trading income

Net trading income comprises gains less losses relating to trading assets and trading liabilities and includes all realised and unrealised fair value changes.

9 Dividend income

Dividend income is recognised when the right to receive dividend income is established. Usually this is the ex-dividend date for equity securities.

10 Operating leases

Payments made under operating leases are recognised in the income statement on a straight line basis over the term of the lease. Lease incentives received and premiums paid at inception of the lease are recognised as an integral part of the total lease expense over the term of the lease.

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

Accounting policies (continued)

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

When the effect is material, provisions are determined by discounting expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Payments are deducted from the present value of the provision and interest, at the relevant discount rate, is charged annually to interest expense using the effective interest method. Changes in the present value of the liability as a result of movements in interest rates are included in other financial income. The present value of provisions is included in other liabilities.

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

Deferred income tax is provided, using the financial statement liability method, on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred income tax is determined using tax rates based on legislation enacted or substantively enacted at the reporting date and expected to apply when the deferred tax asset is realised or the deferred tax liability is settled. Deferred income tax assets are recognised when it is probable that future taxable profits will be available against which the temporary differences will be utilised.

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

Accounting policies (continued)

14 Impairment of property, plant and equipment, goodwill and intangible assets

Annually, or more frequently where events or changes in circumstances dictate, property, plant and equipment and intangible assets are assessed for indications of impairment. If indications are present, these assets are subject to an impairment review.

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

The carrying values of property, plant and equipment and intangible assets are written down by the amount of any impairment and this loss is recognised in the income statement in the period in which it occurs. A previously recognised impairment loss may be reversed in part or in full when there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the asset’s recoverable amount. The carrying amount of the asset will only be increased up to the amount that it would have been had the original impairment not been recognised. Impairment losses on goodwill are not reversed.

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

Accounting policies (continued)

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

Financial liabilities are initially recognised at fair value, generally being their issue proceeds (fair value of consideration received) net of transaction costs incurred.

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

Valuations for negotiable instruments such as debt and equity securities are determined using bid prices for asset positions and offer prices for liability positions. Where securities are traded on an exchange, the fair value is based on prices from the exchange. The market for debt securities largely operates on an ‘over the counter’ basis which means that there is not an official clearing or exchange price for these security instruments. Therefore, market makers and/or investment banks (‘contributors’) publish bid and offer levels which reflect an indicative price that they are prepared to buy and sell a particular security. The Group’s valuation policy requires that the prices used in determining the fair value of securities quoted in active markets must be sourced from established market makers and/ or investment banks.

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

Certain financial instruments (both assets and liabilities) may be valued on the basis of valuation techniques that feature one or more

16 Determination of fair value of financial instruments (continued)

significant market inputs that are not observable. When applying a valuation technique with unobservable data, estimates are made to reflect uncertainties in fair values resulting from a lack of market data, for example, as a result of illiquidity in the market. For these instruments, the fair value measurement is less reliable. Inputs into valuations based on non-observable data are inherently uncertain because there are little or no current market data available from which to determine the level at which an arm’s length transaction would occur under normal business conditions. However, in most cases there is some market data available on which to base a determination of fair value, for example historical data, and the fair values of most financial instruments will be based on some market observable inputs even where the non-observable inputs are significant.

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

17 Valuation of NAMA senior bonds

NAMA senior bonds were received as consideration for financial assets transferred to NAMA and also as part of the ‘Anglo’ and ‘EBS’ transactions (notes 23 and 24 to the financial statements). These bonds are designated as loans and receivables and are separately disclosed in the statement of financial position as ‘NAMA senior bonds’.

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

18 Financial assets

The Group classifies its financial assets into the following categories: – financial assets at fair value through profit or loss; loans and receivables; held to maturity investments; and available for sale financial assets.

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

Impairment losses and translation differences on the amortised cost of monetary items are recognised in the income statement.

Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or when the Group has transferred substantially all the risks and rewards of ownership.

Financial assets at fair value through profit or loss

This category can have two sub categories: – Financial assets held for trading; and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if it is acquired principally for the purpose of selling in the near term; part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking; or if it is so designated at initial recognition by management, subject to certain criteria.

The assets are recognised initially at fair value and transaction costs are taken directly to the income statement. Interest and dividends on assets within this category are reported in interest income, and dividend income, respectively. Gains and losses arising from changes in fair value are included directly in the income statement within net trading income.

Derivatives are also classified in this category unless they have been designated as hedges or qualify as financial guarantee contracts.

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

Accounting policies (continued)

18 Financial assets (continued)

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

Available for sale

Available for sale financial assets are non-derivative financial investments that are designated as available for sale and are not categorised into any of the other categories described above. Available for sale financial assets are those intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices. Available for sale financial assets are initially recognised at fair value including direct and incremental transaction costs. They are subsequently held at fair value. Gains and losses arising from changes in fair value are included in other comprehensive income until sale or impairment when the cumulative gain or loss is transferred to the income statement as a recycling adjustment. Assets reclassified from the held for trading category are recognised at fair value.

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

Reclassification of financial assets

In October 2008, the IASB issued amendments to IAS 39 – Financial Instruments: Recognition and Measurement, and IFRS 7 – Financial Instruments: Disclosures, titled ‘Reclassification of Financial Assets’. These amendments permit an entity to reclassify certain non-derivative financial assets (other than those designated at fair value through profit or loss at initial recognition) out of the fair value through profit or loss category. AIB implemented these amendments which were effective from 1 July 2008. The impact of the reclassifications is set out in note 27.

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

The Group derecognises a financial liability when its contractual obligations are discharged, cancelled or expired. Any gain or loss on the extinguishment or remeasurement of a financial liability is recognised in profit or loss.

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

21 Intangible assets

Goodwill

Goodwill may arise on the acquisition of subsidiary and associated undertakings. The excess arising on the fair value of the consideration paid in a business combination over the acquired interests in the fair value of the identifiable assets, liabilities and contingent liabilities at the date of acquisition is capitalised as goodwill. For the purpose of calculating goodwill, fair values of acquired assets, liabilities and contingent liabilities are determined by reference to market values or by discounting expected future cash flows to present value. This discounting is performed either using market rates or by using risk-free rates and risk adjusted expected future cash flows.

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

Accounting policies (continued)

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

Hedging

All derivatives are carried at fair value and the accounting treatment of the resulting fair value gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. Where derivatives are held for risk management purposes, and where transactions meet the criteria specified in IAS 39 ‘Financial Instruments: Recognition and Measurement’, the Group designates certain derivatives as either:

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

22 Derivatives and hedge accounting (continued)

Fair value hedge accounting

Changes in fair value of derivatives that qualify and are designated as fair value hedges are recorded in the income statement, together with changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. If the hedge no longer meets the criteria for hedge accounting, the fair value hedging adjustment cumulatively made to the carrying value of the hedged item is, for items carried at amortised cost, amortised over the period to maturity of the previously designated hedge relationship using the effective interest method. For available for sale financial assets, the fair value adjustment for hedged items is recognised in the income statement using the effective interest method. If the hedged item is sold or repaid, the unamortised fair value adjustment is recognised immediately in the income statement.

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

Accounting policies (continued)

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

Discontinued operations are presented in the income statement (including comparatives) as a separate amount, comprising the total of the post tax profit or loss of the discontinued operations for the period together with any post-tax gain or loss recognised on the measurement of relevant assets to fair value less costs to sell, or on disposal of the assets/disposal groups constituting discontinued operations. In presenting interest income and interest expense and various expenses relating to discontinued operations, account is taken of the continuance or otherwise of these income statement items post disposal of the discontinued operation. Corporate overhead, which was previously allocated to the business being disposed of, is considered to be part of continuing operations. In the statement of financial position, the assets and liabilities of discontinued operations are shown within the caption ‘Disposal groups and non-current assets/(liabilities) held for sale’ separate from other assets and liabilities. On reclassification as discontinued operations, there is no restatement of prior periods for assets and liabilities.

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

On initial classification as held for sale, generally, non-current assets and disposal groups are measured at the lower of previous carrying amount and fair value less costs to sell with any adjustments taken to the income statement. The same applies to gains and losses on subsequent remeasurement. However, financial assets within the scope of IAS 39 continue to be measured in accordance with that standard.

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

24 Financial assets held for sale to NAMA

Assets that the Group believe will be transferred to NAMA are classified as financial assets held for sale to NAMA in the statement of financial position. These assets are measured on the same basis as prior to their classification as held for sale (see accounting policy number 18). Interest income and fee income for such assets are recognised on the same basis as for loans and receivables and will be recognised up to the date of derecognition (see accounting policy number 15). The impairment policy for loans and receivables as set out in accounting policy number 15 continues to apply.

However, where the transfer of loans to NAMA is deemed to be unavoidable and the discount pertaining to the transfer has been practically accepted by the Group, a provision is made for a constructive obligation and reported as ‘provision for liabilities and commitments’ in both the income statement and the statement of financial position.

Additionally, where the Group is retained to service the assets following their transfer to NAMA, a provision is made for a servicing liability where the projected cost of servicing the assets is greater than the expected consideration to be received from NAMA. Any such servicing provision would form part of the loss on transfer.

Derecognition takes place on a date specified by NAMA for the legal transfer of the assets which is also the date on which the risks and rewards inherent in these assets transfer. The consideration received is measured at fair value. The difference between the carrying value at the date of derecognition less any amount previously provided where the Group considered that it had a constructive obligation to sell and less the servicing provision and consideration received is recognised in the income statement as a gain or loss in other operating income.

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

The Group also receives collateral in the form of cash or securities in respect of other credit instruments, such as stock borrowing contracts and derivative contracts in order to reduce credit risk. Collateral received in the form of securities is not recorded on the statement of financial position. Collateral received in the form of cash is recorded on the statement of financial position with a corresponding liability. These items are assigned to deposits received from banks or other counterparties in the case of cash collateral received. Any interest payable or receivable arising is recorded as interest expense or interest income respectively.

In certain circumstances, the Group will pledge collateral in respect of liabilities or borrowings. Collateral pledged in the form of securities or loans and receivables continues to be recorded on the statement of financial position. Collateral paid away in the form of cash is recorded in loans and receivables to banks or customers. Any interest payable or receivable arising is recorded as interest expense or interest income respectively.

Netting

Financial assets and financial liabilities are offset and the net amount reported in the statement of financial position if, and only if, there is a currently enforceable legal right to set off the recognised amounts and there is an intention to settle on a net basis, or to realise the asset and settle the liability simultaneously. This is not generally the case with master netting agreements where the related assets and liabilities are presented gross on the statement of financial position.

26 Financial guarantees

Financial guarantees are given to banks, financial institutions and other bodies on behalf of customers to secure loans, overdrafts and other banking facilities (‘facility guarantees’) and to other parties in connection with the performance of customers under obligations relating to contracts, advance payments made by other parties, tenders, retentions and the payment of import duties. In its normal course of business, Allied Irish Banks, p.l.c. (the parent company) issues financial guarantees to other Group entities. Financial guarantees are initially recognised in the financial statements at fair value on the date that the guarantee is given. Subsequent to initial recognition, the Group’s liabilities under such guarantees are measured at the higher of the initial measurement, less amortisation calculated to recognise in the income statement the fee income earned over the period, and the best estimate of the expenditure required to settle any financial obligation arising as a result of the guarantees at the year-end reporting date. Any increase in the liability relating to guarantees is taken to the income statement in provisions for undrawn contractually committed facilities and guarantees.

27 Sale and repurchase agreements (including stock borrowing and lending)

Financial assets may be lent or sold subject to a commitment to repurchase them (‘repos’). Such securities are retained on the statement of financial position when substantially all the risks and rewards of ownership remain with the Group. The liability to the counterparty is included separately on the statement of financial position as appropriate. Similarly, when securities are purchased subject to a commitment to resell (‘reverse repos’), or where the Group borrows securities, but does not acquire the risks and rewards of ownership, the transactions are treated as collateralised loans, and the securities are not included in the statement of financial position. The difference between the sale and repurchase price is accrued over the life of the agreements using the effective interest method. Securities lent to counterparties are also retained in the financial statements. Securities borrowed are not recognised in the financial statements unless these are sold to third parties, at which point the obligation to repurchase the securities is recorded as a trading liability at fair value and any subsequent gain or loss included in trading income.

Accounting policies (continued)

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

On extinguishment of equity instruments, gains or losses arising are recognised net of tax directly in the statement of changes in equity.

Share capital

Share capital represents funds raised by issuing shares in return for cash or other consideration. Share capital comprises ordinary shares, convertible non-voting shares and preference shares of the entity.

Share premium

When shares are issued at a premium whether for cash or otherwise, the excess of the amount received over the par value of the shares is transferred to share premium.

Share issue costs

Incremental costs directly attributable to the issue of new shares or options are charged, net of tax, to the share premium account.

Dividends and distributions

Dividends on ordinary shares are recognised in equity in the period in which they are approved by the Company’s shareholders, or in the case of the interim dividend when it has been approved for payment by the Board of Directors. Dividends declared after the year-end reporting date are disclosed in note 71.

Dividends on preference shares accounted for as equity and distributions on the Reserve Capital Instruments are recognised in equity when approved for payment by the Board of Directors.

Other equity interests

Other equity interests relate to Reserve Capital Instruments and the fair value of the warrants attaching to the 2009 Preference Shares (note 46). Any gain or loss on the extinguishment or remeasurement of the Reserve Capital Instruments is recognised in equity net of tax.

Capital reserves

Capital reserves represent transfers from retained earnings in accordance with relevant legislation.

Revaluation reserves

Revaluation reserves represent the unrealised surplus, net of tax, which arose on revaluation of properties prior to the implementation of IFRS at 1 January 2004.

29 Shareholders’ equity (continued)

Capital redemption reserves

These reserves arose from the renominalisation of the ordinary shares of the company. Each ordinary share was subdivided into one ordinary share of € 0.01 each and thirty one deferred shares of € 0.01 each. The deferred shares were acquired by AIB and immediately cancelled. Following cancellation, the amount standing to the credit of the deferred shares account was transferred to a capital redemption reserves account.

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

Capital contributions

Capital contributions represent the receipt of non-refundable funds arising from transactions with the Irish Government (note 56). These funds comprise both financial and non-financial net assets. The contributions are classified as equity and may be either distributable or non-distributable. Capital contributions are distributable if the assets received are in the form of cash or another asset that is readily convertible to cash, otherwise, they are treated as non-distributable. Capital contributions arose during 2011 from (a) EBS transaction; (b) Anglo transaction; (c) issue of contingent capital notes; and (d) non-refundable receipts from the Irish Government and the NPRFC.

The capital contribution from the EBS transaction (note 24) is treated as non-distributable as the related net assets received are largely non-cash in nature. In the case of the Anglo transaction (note 23) the excess of the assets over the liabilities comprised of NAMA senior bonds. On initial recognition, this excess was accounted for as a non-distributable capital contribution. However, according as NAMA repays these bonds, the proceeds received will be deemed to be distributable and the relevant amount will be transferred from the capital contribution account to revenue reserves.

AIB issued contingent convertible capital notes to the Irish Government (note 45) where the proceeds of issue amounting to €1.6 billion exceeded the fair value of the instruments issued. This excess has been accounted for as a capital contribution and will be treated as distributable according as the fair value adjustment on the notes amortises to the income statement.

The non-refundable receipts of € 6,054 million from the Irish Government and the NPRFC are distributable. These are included in revenue reserves.

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

Share based payments reserves

The share based payment expense charged to the income statement is credited to the share based payment reserve over the vesting period of the shares and options. Upon grant of shares and exercise and lapsing of options, the amount in respect of the award credited to the share based payment reserves is transferred to revenue reserves.

Non-controlling interests

Non-controlling interests comprise both equity and other equity interests. Equity interests relate to the interests of outside shareholders in consolidated subsidiaries. Other equity interests relate to non-cumulative perpetual preferred securities issued by a subsidiary.

Accounting policies (continued)

30 Insurance and investment contracts

The Group accounted for its Long Term business in Aviva Life Holdings Ireland Limited (“ALH”) in accordance with IFRS 4 ‘Insurance Contracts’ up to the date on which it was classified as held for sale. (Accounting policy 23) Insurance contracts are those contracts containing significant insurance risk. In the case of life contracts, insurance risk exists if the amount payable on the occurrence of an insured event exceeds the assets backing the contract, or could do so in certain circumstances, and the product of the probability of the insured event occurring and the excess amount payable has commercial substance. In particular, guaranteed equity bonds which guarantee a return of the original premium irrespective of the current value of the backing assets are deemed to be insurance contracts notwithstanding that at the year-end reporting date there may be no excess of the original premium over the backing assets. Investment contracts are contracts that do not have significant insurance risk.

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

31 Segment reporting

An operating segment is a component of the Group that engages in business activities from which it earns revenues and incurs expenses. The Group has identified reportable segments on the basis of internal reports about components of the Group that are regularly reviewed by the Chief Operating Decision Maker (“CODM”) in order to allocate resources to the segment and assess its performance. Based on this identification, the reportable segments are the operating segments within the Group, the head of each being a member of the Executive Committee (“Exco”). The Exco is the CODM and it relies primarily on the management accounts to assess performance of the reportable segments and when making resource allocation decisions.

Transactions between operating segments are on normal commercial terms and conditions, with internal charges and transfer pricing adjustments reflected in the performance of each operating segment. Revenue sharing agreements are used to allocate external customer revenues to an operating segment on a reasonable basis. Interest income earned on capital not allocated to operating segments is retained in Group.

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

33 Prospective accounting changes

The following new accounting standards and amendments to existing standards approved by the IASB in 2011 or prior years, but not early adopted by the Group, will impact the Group’s financial reporting in future periods. The Group is currently considering the impacts of these amendments. The new accounting standards and amendments which are more relevant to the Group are detailed below.

The following will be applied in 2012

Amendments to IFRS 7, Disclosures – Transfers of Financial Assets

In October 2010, the IASB issued amendments to IFRS 7 Financial Instruments: “Disclosures – Transfers of Financial Assets”. These amendments, which are effective for annual periods beginning on or after 1 July 2011, with earlier application permitted, comprise additional disclosures on transfer transactions of financial assets (for example, securitisations), including the possible effects of any risks that may remain with the transferor of the assets. The impact of these amendments is currently being assessed by the Group.

The following will be applied in 2013 unless otherwise noted:

Amendments to IAS 1 – Presentation of Items in Other Comprehensive Income

The amendments to IAS 1 were issued in June 2011 and are applicable to annual periods beginning on or after 1 July 2012. These amendments require companies preparing financial statements in accordance with IFRSs to group together items within other comprehensive income that may be reclassified to the profit or loss section of the income statement. The amendments also reaffirm existing requirements that items in other comprehensive income and profit or loss should be presented as either a single statement or two consecutive statements.

Consolidation Standards

In May 2011, the IASB published a set of five standards dealing with consolidation, joint ventures and their related disclosures. Each of the five standards is effective for annual periods beginning on or after 1 January 2013, with retrospective application required.

IFRS 10 Consolidated Financial Statements

IFRS 10 replaces the consolidation guidance in IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee. IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. This new standard will not change consolidation procedures for the Group, but will require management to assess whether an entity should be consolidated.

IFRS 11 Joint Arrangements

IFRS 11 introduces new accounting requirements for joint arrangements, replacing IAS 31 Interests in Joint Ventures, by focusing on the rights and obligations of the arrangement, rather than its legal form. The option to apply the proportional consolidation method when accounting for jointly controlled entities is removed. The impact on the Group will be dependent on the formation of new joint arrangements by the Group.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 sets out the required disclosures for entities reporting under the two new standards, IFRS 10 ‘Consolidated financial statements’ and IFRS 11 ‘Joint arrangements’; it also replaces the disclosure requirements currently found in IAS 28 ‘Investments in Associates’.

The required disclosures aim to provide information to enable users to evaluate the nature of, and risks associated with, an entity’s interests in other entities and the effects of those interests on the entity’s financial position, financial performance and cash flows. This basic principle is further supported by more detailed disclosure objectives and requirements. This new standard will result in enhanced disclosures on the Group’s subsidiaries and associates as well as unconsolidated structured entities.

IAS 27 Separate Financial Statements (revised 2011)

The requirements relating to separate financial statements are unchanged and are included in the amended IAS 27. The other sections of IAS 27 are replaced by IFRS 10. IAS 27 is renamed ‘Separate financial statements’ and is now a standard dealing solely with separate financial statements. The existing guidance and disclosure requirements for separate financial statements are unchanged.

IAS 28 Investments in Associates and Joint Ventures (revised 2011)

This standard prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. IAS 28 (revised 2011) does not include any disclosure requirements; these are now included in IFRS 12 Disclosure of Interests in Other Entities.

   Accounting policies (continued)

33 Prospective accounting changes (continued)

IFRS 13 Fair Value Measurement

This standard, which applies prospectively for annual periods beginning on or after 1 January 2013, establishes a single source of guidance for fair value measurements under IFRSs. IFRS 13 defines fair value, provides guidance on its determination and introduces consistent requirements for disclosures on fair value measurements. IFRS 13 requires entities to disclose information about the valuation techniques and inputs used to measure fair value, as well as information about the uncertainty inherent in fair value measurements. This information will be required for both financial and non-financial assets and liabilities. The impact of the standard is being assessed by AIB and may result in significant additional disclosures.

IAS 19 Employee Benefits

Amendments to IAS 19 Employee Benefits were published by the IASB in June 2011 and are effective for annual periods beginning on or after 1 January 2013 with retrospective application required. These amendments result in significant changes to accounting for defined benefit pension plans. There are also a number of other changes, including modification to the timing of recognition for termination benefits, the classification of short-term employee benefits and disclosures of defined benefit plans. The accounting options available under current IAS 19 have been eliminated which will result in increased comparability between the financial statements of IFRS reporters.

The most significant amendment is the requirement that actuarial gains and losses are now required to be recognised in other comprehensive income and are excluded permanently from profit or loss. In the past, there was an option to defer recognition of gains and losses. In addition, expected returns on plan assets will no longer be recognised in profit or loss. The expected return and the interest cost are replaced by recording net interest in profit or loss, net interest is calculated using the discount rate used to measure the pension obligation. Unvested past service costs can no longer be deferred and recognised over the future vesting period. Instead, all past service costs will be recognised at the earlier of when the amendment/ curtailment occurs and when the entity recognises related restructuring or termination costs.

Since AIB already recognises full actuarial gains and losses immediately, the removal of the option to defer will not impact its financial statements. Other aspects of the amendments are currently being assessed but are not expected to have a significant impact on the Group’s profit or loss.

Offsetting Financial Assets and Financial Liabilities – Amendments to IAS 32, and Disclosures – Offsetting Financial Assets and Financial Liabilities – Amendments to IFRS 7

In December 2011, the IASB issued amendments to IAS 32 and IFRS 7 which clarify the accounting requirements for offsetting financial instruments and introduce new disclosure requirements that aim to improve the comparability of financial statements prepared in accordance with IFRS and US GAAP.

The amendments to IFRS 7 will require more extensive disclosures than are currently required. The disclosures focus on quantitative information about recognised financial instruments that are offset in the statement of financial position, as well as those recognised financial instruments that are subject to master netting or similar arrangements, irrespective of whether they are offset. The amended offsetting disclosures are to be retrospectively applied, with an effective date of annual periods beginning on or after 1 January 2013.

The amendments to IAS 32 clarify that the right of set-off must be currently available and legally enforceable for all counterparties in the normal course of business, as well as in the event of default, insolvency or bankruptcy. The IAS 32 changes are effective for annual periods beginning on or after 1 January 2014 and apply retrospectively.

The following will be applied in 2015 if EU endorsed:

IFRS 9 Financial instruments

In 2009, the IASB commenced the implementation of its project plan for the replacement of IAS 39. This consists of three main phases:

Phase 1: Classification and measurement

In November 2009, the IASB issued IFRS 9 Financial Instruments, covering classification and measurement of financial assets, as the first part of its project to replace IAS 39 and simplify the accounting for financial instruments. The new standard endeavours to enhance the ability of investors and other users of financial information to understand the accounting for financial assets and to reduce complexity. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortised cost or fair value, replacing the many different rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments (its business model) and the contractual cash flow characteristics of the financial assets.

33 Prospective accounting changes (continued)

In October 2010, the IASB reissued IFRS 9 incorporating new requirements on accounting for financial liabilities, and carrying over from IAS 39 the requirements for derecognition of financial assets and financial liabilities. IFRS 9 does not change the basic accounting model for financial liabilities under IAS 39. Two measurement categories continue to exist: fair value through profit or loss (“FVTPL”) and amortised cost. Financial liabilities held for trading are measured at FVTPL, and all other financial liabilities are measured at amortised cost unless the fair value option is applied. IFRS 9 requires gains and losses on financial liabilities designated as at fair value through profit or loss to be split into the amount of change in the fair value that is attributable to changes in the credit risk of the liability, which should be presented in other comprehensive income, and the remaining amount of change in the fair value of the liability which should be presented in profit or loss.

•	The basic premise for the derecognition model in IFRS 9 (carried over from IAS 39) is to determine whether the asset under consideration for derecognition is:

•	an asset in its entirety; or

•	specifically identified cash flows from an asset (or a group of similar financial assets); or

•	a fully proportionate (pro rata) share of the cash flows from an asset (or a group of similar financial assets); or

•	a fully proportionate (pro rata) share of specifically identified cash flows from a financial asset (or a group of similar financial assets).

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

Phase 2: Impairment methodology

An exposure draft issued by the IASB in November 2009 proposes an ‘expected loss model’ for impairment. Under this model, expected losses are recognised throughout the life of a loan or other financial asset measured at amortised cost, not just after a loss event has been identified. The expected loss model avoids what many see as a mismatch under the incurred loss model – front-loading of interest revenue (which includes an amount to cover the lender’s expected loan loss) while the impairment loss is recognised only after a loss event occurs. The impairment phase of IFRS 9 is subject to on-going deliberations and has not yet been finalised.

Phase 3: Hedge accounting

In December 2010, the IASB issued an exposure draft on hedge accounting which will ultimately be incorporated into IFRS 9. The exposure draft proposes a model for hedge accounting that aims to align accounting with risk management activities. It is proposed that the financial statements will reflect the effect of an entity’s risk management activities that uses financial instruments to manage exposures arising from particular risks that could affect profit or loss. This aims to convey the context of hedge instruments to allow insight into their purpose and effect. This phase of IFRS 9 is not yet finalised.

The effective date for implementation of IFRS 9 is annual periods beginning on or after 1 January 2015, which was extended from 1 January 2013 due to delays in completing phases 2 and 3 of the project as well as the delay in the insurance project.

Since significant aspects of the standard have yet to be finalised, it is impracticable for the Group to quantify the impact of IFRS 9 at this stage.

Consolidated income statement
for the year ended 31 December 2011

	Notes		2011 € m	2010 € m	2009 € m
Continuing operations
Interest and similar income	2		4,429	4,609	5,854
Interest expense and similar charges	3		3,079	2,765	2,982

Net interest income			1,350	1,844	2,872
Dividend income	4		4	1	4
Fee and commission income	5		470	585	636
Fee and commission expense	5		(29)	(88)	(184)
Net trading loss	6		(113)	(201)	(40)
Gain on redemption/remeasurement of subordinated liabilities and other capital instruments	7		3,277	372	623
Loss on transfer of financial instruments to NAMA	8		(364)	(5,969)	—
Other operating (loss)/income	9		(255)	99	195
Other income/(loss)			2,990	(5,201)	1,234

Total operating income/(loss)			4,340	(3,357)	4,106
Administrative expenses	10		1,605	1,469	1,395
Impairment and amortisation of intangible assets	37		66	126	69
Depreciation of property, plant and equipment	38		49	54	58
Total operating expenses			1,720	1,649	1,522

Operating profit/(loss) before provisions			2,620	(5,006)	2,584
Provisions for impairment of loans and receivables	32		7,861	6,015	5,242
(Writeback)/charge of provisions for liabilities and commitments	44		(416)	1,029	1
Provisions for impairment of financial investments available for sale	13		283	74	24

Operating loss			(5,108)	(12,124)	(2,683)
Associated undertakings	35		(37)	18	(3)
(Loss)/profit on disposal of property	14		(1)	46	23
Construction contract income			—	—	1
Profit/(loss) on disposal of businesses	15		38	(11)	—

Loss before taxation from continuing operations			(5,108)	(12,071)	(2,662)
Income tax income from continuing operations	17		(1,188)	(1,710)	(373)

Loss after taxation from continuing operations			(3,920)	(10,361)	(2,289)
Discontinued operations
Profit/(loss) after taxation from discontinued operations	18		1,628	199	(45)

Loss for the year			(2,292)	(10,162)	(2,334)

Attributable to:
Owners of the parent:
Loss from continuing operations			(3,920)	(10,361)	(2,309)
Profit/(loss) from discontinued operations			1,608	129	(104)

Loss for the year attributable to owners of the parent			(2,312)	(10,232)	(2,413)
Non-controlling interests:
Profit from continuing operations			—	—	20
Profit from discontinued operations	19		20	70	59

Profit for the year attributable to non-controlling interests			20	70	79

			(2,292)	(10,162)	(2,334)

Basic (loss)/earnings per share
Continuing operations	20	(a)	(1.6c )	(571.1c )	(203.5c )
Discontinued operations	20	(a)	0.7c	7.1c	(11.7c )
			(0.9c )	(564.0c )	(215.2c )
Diluted (loss)/earnings per share
Continuing operations	20	(b)	(1.6c )	(571.1c )	(203.5c )
Discontinued operations	20	(b)	0.7c	7.1c	(11.7c )
			(0.9c )	(564.0c )	(215.2c )

David Hodgkinson, Chairman; David Duffy, Chief Executive Officer; Catherine Woods, Director; David O’Callaghan, Company Secretary.

Consolidated statement of comprehensive income
for the year ended 31 December 2011

	Notes	2011 € m	2010 € m	2009 € m
Loss for the year		(2,292)	(10,162)	(2,334)
Other comprehensive income
Continuing operations
Net change in foreign currency translation reserves	47	(11)	89	127
Net change in cash flow hedges, net of tax	47	(209)	(41)	(65)
Net change in fair value of available for sale securities, net of tax	47	112	(813)	219
Net actuarial (losses)/gains in retirement benefit schemes, net of tax	12	(464)	1	174
Share of other comprehensive income of associates, net of tax		4	(13)	—
Other comprehensive income for the year, net of tax, from continuing operations		(568)	(777)	455

Discontinued operations
Net change in foreign currency translation reserves	47	(134)	50	31
Net change in cash flow hedges, net of tax	47	1	—	4
Net change in fair value of available for sale securities, net of tax	47	(74)	3	19
Share of other comprehensive income of associates, net of tax		—	218	(40)
Other comprehensive income for the year, net of tax, from discontinued operations		(207)	271	14

Total other comprehensive income for the year, net of tax		(775)	(506)	469

Total comprehensive income for the year		(3,067)	(10,668)	(1,865)

Attributable to:
Owners of the parent:
Continuing operations		(4,488)	(11,138)	(1,854)
Discontinued operations		1,409	385	(113)
		(3,079)	(10,753)	(1,967)
Non-controlling interests:
Continuing operations		—	—	20
Discontinued operations		12	85	82
		12	85	102

Total comprehensive income for the year		(3,067)	(10,668)	(1,865)

David Hodgkinson, Chairman; David Duffy, Chief Executive Officer; Catherine Woods, Director; David O’Callaghan, Company Secretary.

Consolidated statement of financial position
as at 31 December 2011

	Notes	2011 € m	2010 € m
Assets
Cash and balances at central banks	60	2,934	3,686
Items in course of collection		202	273
Financial assets held for sale to NAMA	25	—	1,937
Disposal groups and non-current assets held for sale	26	1,422	13,911
Trading portfolio financial assets	27	56	33
Derivative financial instruments	28	3,046	3,315
Loans and receivables to banks	29	5,718	2,943
Loans and receivables to customers	30	82,540	86,350
NAMA senior bonds	33	19,856	7,869
Financial investments available for sale	34	15,389	20,825
Interests in associated undertakings	35	50	283
Intangible assets and goodwill	37	176	193
Property, plant and equipment	38	360	348
Other assets		491	264
Current taxation		49	30
Deferred taxation	39	3,692	2,384
Prepayments and accrued income		670	578

Total assets		136,651	145,222

Liabilities
Deposits by central banks and banks(1)	40	36,890	49,869
Customer accounts	41	60,674	52,389
Disposal groups held for sale	26	3	11,548
Derivative financial instruments	28	3,843	3,020
Debt securities in issue	42	15,654	15,664
Current taxation		1	21
Other liabilities	43	1,534	1,499
Accruals and deferred income		1,103	991
Retirement benefit liabilities	12	763	400
Provisions for liabilities and commitments	44	514	1,141
Subordinated liabilities and other capital instruments	45	1,209	4,331

Total liabilities		122,188	140,873

Shareholders’ equity
Share capital	46	5,170	3,965
Share premium	46	4,926	5,089
Other equity interests	49	—	239
Reserves		4,367	(5,634)
Shareholders’ equity		14,463	3,659
Non-controlling interests in subsidiaries	53	—	690

Total shareholders’ equity including non-controlling interests		14,463	4,349

Total liabilities, shareholders’ equity and non-controlling interests		136,651	145,222

(1)	This includes € 31,133 million of Central Banks borrowings (2010: € 38,616 million).

David Hodgkinson, Chairman; David Duffy, Chief Executive Officer; Catherine Woods, Director; David O’Callaghan, Company Secretary.

Statement of financial position of Allied Irish Banks, p.l.c.
as at 31 December 2011

	Notes	2011 € m	2010 € m
Assets
Cash and balances at central banks	60	1,067	2,007
Items in course of collection		100	134
Financial assets held for sale to NAMA	25	—	578
Disposal groups and non-current assets held for sale	26	1,169	84
Trading portfolio financial assets	27	56	33
Derivative financial instruments	28	3,025	3,534
Loans and receivables to banks	29	36,028	45,601
Loans and receivables to customers	30	42,074	63,496
NAMA senior bonds	33	19,509	7,869
Financial investments available for sale	34	13,336	19,319
Interests in associated undertakings		3	15
Investments in Group undertakings	73	2,361	2,557
Intangible assets	37	154	185
Property, plant and equipment	38	278	295
Other assets		292	152
Current taxation		44	30
Deferred taxation	39	2,738	1,836
Prepayments and accrued income		571	499

Total assets		122,805	148,224

Liabilities
Deposits by central banks and banks(1)	40	46,150	73,605
Customer accounts	41	46,774	49,489
Disposal groups held for sale		1	2
Derivative financial instruments	28	4,061	3,399
Debt securities in issue	42	9,902	12,611
Current taxation		—	10
Other liabilities	43	416	414
Accruals and deferred income		744	861
Retirement benefit liabilities	12	794	342
Provisions for liabilities and commitments	44	436	386
Subordinated liabilities and other capital instruments	45	1,209	4,193

Total liabilities		110,487	145,312

Shareholders’ equity
Share capital	46	5,170	3,965
Share premium	46	4,926	5,089
Other equity interests		—	239
Reserves		2,222	(6,381)
Shareholders’ equity		12,318	2,912

Total liabilities and shareholders’ equity		122,805	148,224

(1)	This includes € 27,268 million of Central Banks borrowings (2010: € 35,866 million).

David Hodgkinson, Chairman; David Duffy, Chief Executive Officer; Catherine Woods, Director; David O’Callaghan, Company Secretary.

Consolidated and Company statements of cash flows
for the year ended 31 December 2011

		Group			Allied Irish Banks, p.l.c.
	Notes	2011 € m	2010 € m	2009 € m	2011 € m	2010(4) € m	2009(4) € m
Reconciliation of loss before taxation to net cash outflow from operating activities
Loss for the year from continuing operations before taxation		(5,108)	(12,071)	(2,662)	(4,516)	(8,448)	(2,726)
Adjustments for:
Gain on redemption/remeasurement of subordinated liabilities and other capital instruments	7	(3,277)	(372)	(623)	(3,154)	(372)	(282)
(Profit)/loss on disposal of businesses	15	(38)	11	—	—	—	—
Construction contract income		—	—	(1)	—	—	—
Loss/(profit) on disposal of property, plant and equipment	9 & 14	1	(45)	(19)	1	(42)	(21)
Loss on disposal of financial assets		322	54	—	286	51	—
Dividend income		(5)	(5)	(8)	(2,205)	(1,161)	(896)
Associated undertakings	35	1	(18)	3	—	—	—
Impairment of associated undertakings	35	36	—	—	—	52	108
Impairment of subsidiary undertakings	73	—	—	—	3,813	—	—
Profit on disposal of associated undertakings		—	—	—	—	(577)	—
Provisions for impairment of loans and receivables	32	7,861	6,015	5,242	5,306	4,991	4,608
Loss on transfer of financial instruments held for sale to NAMA	8	364	5,969	—	403	5,599	—
Writeback of provisions/provisions for liabilities and commitments		(416)	1,029	1	(129)	294	1
Provisions for impairment of financial investments available for sale	13	283	74	24	275	58	21
Increase/(decrease) in other provisions		80	58	(6)	35	59	2
Depreciation, amortisation and impairment		115	180	127	101	170	112
Interest on subordinated liabilities and other capital instruments	3	168	382	275	172	382	248
Loss/(profit) on disposal of financial investments available for sale	9	28	(88)	(174)	42	(87)	(169)
Share based payments		—	—	1	—	—	(2)
Amortisation of premiums and discounts		(60)	(13)	(15)	(65)	(12)	(16)
(Increase)/decrease in prepayments and accrued income		(11)	(115)	370	(18)	250	254
Increase/(decrease) in accruals and deferred income		71	(79)	(425)	37	(453)	(369)

		415	966	2,110	384	754	873

Net (decrease)/increase in deposits by central banks and banks		(17,696)	16,703	7,568	(27,895)	10,136	9,348
Net decrease in customer accounts(1)		(9,796)	(22,908)	(9,573)	(9,784)	(24,507)	(5,547)
Net decrease in loans and receivables to customers(2)		11,617	7,679	3,578	15,781	3,138	1,291
Net decrease in NAMA senior bonds		891	—	—	886	—	—
Net decrease/(increase) in loans and receivables to banks		1,869	353	(1,116)	9,747	7,483	(8,743)
Net (increase)/decrease in trading portfolio financial assets/liabilities		(63)	85	(30)	(22)	81	(31)
Net decrease in derivative financial instruments		385	210	341	593	189	382
Net decrease/(increase) in items in course of collection		76	(19)	30	34	(7)	24
Net decrease in debt securities in issue		(3,174)	(15,728)	(7,166)	(2,783)	(11,280)	(3,299)
Net increase in notes in circulation		1	24	54	—	—	—
Net (increase)/decrease in other assets		(212)	109	184	(139)	112	208
Net (decrease)/increase in other liabilities		(87)	(1,564)	730	(36)	(1,276)	408
Effect of exchange translation and other adjustments(3)		(592)	231	(709)	(272)	(632)	46

Net cash outflow from operating assets and liabilities		(16,781)	(14,825)	(6,109)	(13,890)	(16,563)	(5,913)

Net cash outflow from operating activities before taxation		(16,366)	(13,859)	(3,999)	(13,506)	(15,809)	(5,040)
Taxation paid		15	(36)	30	15	(2)	(2)

Net cash outflow from operating activities		(16,351)	(13,895)	(3,969)	(13,491)	(15,811)	(5,042)
Investing activities (note a)		6,684	4,576	4,572	1,601	5,648	4,887
Financing activities (note b)		11,302	3,446	3,180	11,333	3,446	3,242
Net cash from discontinued operations	60	—	—	(324)	—	—	—

Increase/(decrease) in cash and cash equivalents		1,635	(5,873)	3,459	(557)	(6,717)	3,087
Opening cash and cash equivalents		5,712	12,067	8,522	3,618	10,139	6,984
Reclassified to disposal groups and non-current assets held for sale		—	(716)	—	—	—	—
Effect of exchange translation adjustments		26	234	86	31	196	68

Closing cash and cash equivalents		7,373	5,712	12,067	3,092	3,618	10,139

Consolidated and Company statements of cash flows (continued)
for the year ended 31 December 2011

	Group				Allied Irish Banks, p.l.c.
	Notes	2011 € m	2010 € m	2009 € m	2011 € m	2010(4) € m	2009(4) € m
(a) Investing activities
Net cash outflow on acquisition of business combinations	60	(3,420)	—	—	(3,779)	—	—
Purchase of financial investments available for sale	34	(1,760)	(6,241)	(3,803)	(2,378)	(5,930)	(3,795)
Proceeds from sales and maturity of financial investments available for sale	34	8,738	9,305	8,448	8,251	8,939	8,360
Additions to property, plant and equipment	38	(17)	(25)	(52)	(16)	(21)	(48)
Disposal of property, plant and equipment		2	87	42	2	81	39
Additions to intangible assets	37	(33)	(23)	(71)	(31)	(23)	(68)
Disposal of intangible assets		—	1	—	—	1	—
Disposal of investment in associated undertakings	18	—	1,467	—	—	1,467	—
Investment in Group undertakings(7)	73	—	—	—	(2,660)	(27)	(501)
Dividends received from subsidiary companies(5)		—	—	—	2,205	1,118	834
Disposal/redemption of investment in businesses and subsidiaries(6)		3,169	—	—	7	—	4
Dividends received from associated undertakings		5	5	8	—	43	62

Cash flows from investing activities		6,684	4,576	4,572	1,601	5,648	4,887

(b) Financing activities
Proceeds of issue of CCNs	45	1,600	—	—	1,600	—	—
Proceeds of issue of share capital to NPRFC	46	5,000	3,698	—	5,000	3,698	—
Issue of 2009 Preference Shares	46	—	—	3,467	—	—	3,467
Capital contributions from the Minister for Finance and the NPRFC	52	6,054	—	—	6,054	—	—
Cost of redemption of capital instruments	7	(9)	(5)	(8)	(9)	(5)	(3)
Redemption of subordinated liabilities and other capital instruments		(1,120)	—	—	(1,089)	—	—
Interest paid on subordinated liabilities and other capital instruments		(223)	(247)	(215)	(223)	(247)	(178)
Dividends paid on other equity interests	21	—	—	(44)	—	—	(44)
Dividends paid to non-controlling interests	19	—	—	(20)	—	—	—

Cash flows from financing activities		11,302	3,446	3,180	11,333	3,446	3,242

(1)	Includes deposits placed by the NTMA € 27 million (2010: € 8 million) for Allied Irish Banks, p.l.c. € 27 million (2010: Nil).
(2)	Includes financial assets held for sale to NAMA and loans and receivables to customers within disposal groups and non-current assets held for sale.
(3)

Included within the effect of exchange translation and other adjustments are amounts in respect of pension contributions of € 216 million (2010: € 375 million; 2009: € 170 million). For Allied Irish Banks, p.l.c. € 73 million (2010: € 293 million; 2009: € 147 million).

(4)

The 2009 consolidated statements of financial position has not been restated to reclassify cash and cash equivalents within disposal groups of discontinued operations. The closing amounts are as per the previously published 2009 Annual Financial Report.

(5)

Dividends include € 2,180 million from AIB European Investments Limited, which was the holding company of BZWBK. The proceeds of sale of BZWBK were remitted by AIB European Investments Limited to Allied Irish Banks, p.l.c. by way of dividend.

(6)	Includes net proceeds on the disposal of BZWBK (note 18) and proceeds on the disposal of businesses (note 15).
(7)

Additions to Investment in group undertakings of € 3,637 million (note 73) include non-cash transactions of € 977 million in relation to investments in EBS Limited and Anglo Irish Bank Corporation (International) plc.

Consolidated statement of changes in equity
for the year ended 31 December 2011

	Attributable to equity holders of parent
	Share capital € m	Share premium € m	Other equity interests € m	Capital reserves € m		Capital redemption reserves € m	Revaluation reserves € m	Available for sale securities reserves € m	Cash flow hedging reserves € m	Revenue reserves € m	Foreign currency translation reserves € m	Treasury shares € m	Share based payments reserves € m	Total € m	Non- controlling interests € m	Total € m
2011
At 1 January 2011	3,965	5,089	239	253		—	24	(1,044)	437	(4,545)	(327)	(462)	30	3,659	690	4,349
Loss for the year	—	—	—	—		—	—	—	—	(2,312)	—	—	—	(2,312)	20	(2,292)
Other comprehensive income	—	—	—	—		—	—	41	(208)	(460)	(140)	—	—	(767)	(8)	(775)
Capital contributions (notes 50 and 52)	—	—	—	2,722		—	—	—	—	6,054	—	—	—	8,776	—	8,776
Ordinary shares issued in lieu of dividend (note 46)	163	(163)	—	—		—	—	—	—	—	—	—	—	—	—	—
Issue of ordinary shares (note 46)	5,000	—	—	—		—	—	—	—	—	—	—	—	5,000	—	5,000
Cancellation of deferred shares (notes 46 and 51)	(3,958)	—	—	—		3,958	—	—	—	—	—	—	—	—	—	—
Redemption of capital instruments (notes 7 and 49)	—	—	(239)	—		—	—	—	—	344	—	—	—	105	(189)	(84)
Share based payments	—	—	—	—		—	—	—	—	7	—	—	(7)	—	—	—
Extinguishment of non-controlling interests (note 53)	—	—	—	—		—	—	—	—	—	—	—	—	—	(513)	(513)
Other movements	—	—	—	(90	)(1)	—	2	—	—	90	—	—	—	2	—	2

At 31 December 2011	5,170	4,926	—	2,885		3,958	26	(1,003)	229	(822)	(467)	(462)	23	14,463	—	14,463

(1)	See note 50.

Consolidated statement of changes in equity
for the year ended 31 December 2011

	Attributable to equity holders of the parent
	Share capital € m	Share premium € m	Other equity interests € m	Capital reserves € m	Revaluation reserves € m	Available for sale securities reserves € m	Cash flow hedging reserves € m	Revenue reserves € m	Foreign currency translation reserves € m	Treasury shares € m	Share based payments reserves € m	Total € m	Non- controlling interests € m	Total € m
2010
At 1 January 2010	329	4,975	389	683	33	(259)	478	5,103	(644)	(462)	84	10,709	626	11,335
Loss for the year	—	—	—	—	—	—	—	(10,232)	—	—	—	(10,232)	70	(10,162)
Other comprehensive income	—	—	—	—	—	(785)	(41)	(12)	317	—	—	(521)	15	(506)
Ordinary shares issued in lieu of dividend (note 46)	63	(63)	—	—	—	—	—	—	—	—	—	—	—	—
Issue of ordinary shares (note 46)	216	34	—	—	—	—	—	—	—	—	—	250	—	250
Issue of convertible non-voting shares (note 46)	3,357	143	—	—	—	—	—	—	—	—	—	3,500	—	3,500
Cancellation of warrants (note 49)	—	—	(150)	—	—	—	—	98	—	—	—	(52)	—	(52)
Dividends on other equity interests (note 49)	—	—	—	—	—	—	—	—	—	—	—	—	(21)	(21)
Share based payments	—	—	—	—	—	—	—	54	—	—	(54)	—	—	—
Other movements	—	—	—	(430)	(9)	—	—	444	—	—	—	5	—	5

At 31 December 2010	3,965	5,089	239	253	24	(1,044)	437	(4,545)	(327)	(462)	30	3,659	690	4,349

Of which discontinued operations:	—	—	—	—	(2)	71	(1)	898	129	—	—	1,095	501	1,596

Statement of changes in equity - Allied Irish Banks, p.l.c.
for the year ended 31 December 2011

	Share capital € m	Share premium € m	Other equity interests € m	Capital reserves € m		Capital redemption reserves € m	Revaluation reserves € m	Available for sale securities reserves € m	Cash flow hedging reserves € m	Revenue reserves € m	Foreign currency translation reserves € m	Treasury shares € m	Share based payments reserves € m	Total € m
2011
At 1 January 2011	3,965	5,089	239	156		—	11	(997)	376	(5,353)	(67)	(549)	42	2,912
Loss for the year	—	—	—	—		—	—	—	—	(3,674)	—	—	—	(3,674)
Other comprehensive income	—	—	—	—		—	—	49	(254)	(436)	(1)	—	—	(642)
Capital contributions (notes 50 and 52)	—	—	—	2,687		—	—	—	—	6,054	—	—	—	8,741
Ordinary shares issued in lieu of dividend (note 46)	163	(163)	—	—		—	—	—	—	—	—	—	—	—
Issue of ordinary shares (note 46)	5,000	—	—	—		—	—	—	—	—	—	—	—	5,000
Cancellation of deferred shares (notes 46 and 51)	(3,958)	—	—	—		3,958	—	—	—	—	—	—	—	—
Redemption of capital instruments (notes 7 and 49)	—	—	(239)	—		—	—	—	—	216	—	—	—	(23)
Share based payments	—	—	—	—		—	—	—	—	6	—	—	(6)	—
Other movements	—	—	—	(832	)(1)	—	4	—	—	832	—	—	—	4

At 31 December 2011	5,170	4,926	—	2,011		3,958	15	(948)	122	(2,355)	(68)	(549)	36	12,318

(1)	See note 50.

Statement of changes in equity - Allied Irish Banks, p.l.c.
for the year ended 31 December 2011

	Share capital € m	Share premium € m	Other equity interests € m	Capital reserves € m	Revaluation reserves € m	Available for sale securities reserves € m	Cash flow hedging reserves € m	Revenue reserves € m	Foreign currency translation reserves € m	Treasury shares € m	Share based payments reserves € m	Total € m
2010
At 1 January 2010	329	4,975	389	156	20	(324)	478	1,761	(86)	(549)	42	7,191
Loss for the year	—	—	—	—	—	—	—	(7,214)	—	—	—	(7,214)
Other comprehensive income	—	—	—	—	—	(673)	(102)	(11)	19	—	—	(767)
Ordinary shares issued in lieu of dividend (note 46)	63	(63)	—	—	—	—	—	—	—	—	—	—
Issue of ordinary shares (note 46)	216	34	—	—	—	—	—	—	—	—	—	250
Issue of convertible non-voting shares (note 46)	3,357	143	—	—	—	—	—	—	—	—	—	3,500
Cancellation of warrants (note 49)	—	—	(150)	—	—	—	—	98	—	—	—	(52)
Other movements	—	—	—	—	(9)	—	—	13	—	—	—	4

At 31 December 2010	3,965	5,089	239	156	11	(997)	376	(5,353)	(67)	(549)	42	2,912

Notes to the accounts

Note
1	Segmental information
2	Interest and similar income
3	Interest expense and similar charges
4	Dividend income
5	Net fee and commission income
6	Net trading loss
7	Gain on redemption/remeasurement of subordinated liabilities and other capital instruments
8	Loss on transfer of financial instruments to NAMA
9	Other operating (loss)/income
10	Administrative expenses
11	Share-based compensation schemes
12	Retirement benefits
13	Provisions for impairment of financial investments available for sale
14	(Loss)/profit on disposal of property
15	Profit/(loss) on disposal of businesses
16	Auditor’s fees
17	Income tax income
18	Discontinued operations
19	Non-controlling interests in subsidiaries
20	(Loss)/earnings per share
21	Distributions to other equity holders
22	Distributions on equity shares
23	Transfer of business from Anglo Irish Bank Corporation
24	Acquisition of EBS Limited (“EBS”)
25	Financial assets and financial liabilities held for sale to NAMA
26	Disposal groups and non-current assets held for sale
27	Trading portfolio financial assets
28	Derivative financial instruments
29	Loans and receivables to banks
30	Loans and receivables to customers
31	Amounts receivable under finance leases and hire purchase contracts
32	Provisions for impairment of loans and receivables
33	NAMA senior bonds
34	Financial investments available for sale
35	Interests in associated undertakings
36	Interest in Aviva Life Holdings Ireland Limited
37	Intangible assets and goodwill
38	Property, plant & equipment
39	Deferred taxation
40	Deposits by central banks and banks
41	Customer accounts
42	Debt securities in issue
43	Other liabilities
44	Provisions for liabilities and commitments
45	Subordinated liabilities and other capital instruments
46	Share capital
47	Analysis of selected other comprehensive income
48	Own shares
49	Other equity interests
50	Capital reserves
51	Capital redemption reserves
52	Contributions from the Minister for Finance and the NPRFC
53	Non-controlling interests in subsidiaries
54	Memorandum items: contingent liabilities and commitments, and contingent assets
55	Off-balance sheet arrangements
56	Summary of relationship with the Irish Government
57	Fair value of financial instruments
58	Classification and measurement of financial assets and financial liabilities
59	Interest rate sensitivity
60	Statement of cash flows
61	Financial assets and financial liabilities by contractual residual maturity
62	Financial liabilities by undiscounted contractual maturity
63	Report on directors’ remuneration and interests
64	Related party transactions
65	Commitments
66	Employees
67	Regulatory compliance
68	Financial and other information
69	Average balance sheets and interest rates
70	Non-adjusting events after the reporting period
71	Dividends
72	Additional information in relation to discontinued operations
73	Investments in Group undertakings
74	Additional parent company information
75	Approval of accounts

1 Segmental information

Following a review of the organisation structure, the current segment structure was announced in mid 2011 and consequently the first half of 2011 along with 2010 was restated. Non-Core, which comprises assets which AIB is committed to deleveraging together with related costs, is reported as a distinct portfolio.

The segments’ performance statements include all income and direct costs relating to each segment but exclude overheads which are held centrally in the Group segment. Funding and liquidity charges are based on actual wholesale funding costs incurred and a segment’s net funding requirement. Wholesale funding costs include the Irish Government’s Eligible Liabilities Guarantee (“ELG”) Scheme charges relating to wholesale funds. Net interest income also includes ELG charges directly attaching to customer deposits within a segment. Income on capital is allocated to segments based on each segment’s capital requirement. Surplus capital is held in the Group segment. The cost of services between segments and from central support functions to segments is based on the estimated actual cost incurred in providing the service.

Personal & Business Banking (“PBB”) comprises banking operations for the personal segment and small enterprises within the Republic of Ireland. This segment also includes Channel Islands and the Isle of Man.

Corporate, Institutional and Commercial Banking (“CICB”) comprises banking operations for mid-sized corporate and commercial enterprises. It also includes a Corporate Finance business and a Treasury customer services area which delivers treasury services to customers of the Group.

AIB UK comprises retail and commercial banking operations in Britain operating under the trading name Allied Irish Bank (GB) and in Northern Ireland operating under the trading name First Trust Bank.

EBS was acquired by AIB Group on 1 July 2011. The segment view is shown on a consistent basis to other segments which differs from the legal entity basis. EBS wholesale treasury operations are reported as part of the Group segment and assets identified as non-core are reported as part of Non-Core.

Group includes wholesale treasury activities, unallocated costs of central services and income on capital not allocated to segments.

Non-Core comprises those assets which AIB is committed to deleveraging and losses on the transfer of loans to NAMA, together with related costs.

Notes to the accounts

1 Segmental information (continued)

	2011
	PBB € m	CICB € m	AIB UK € m	EBS € m	Group € m	Total Core € m	Total Non- Core € m	Total € m
Operations by business segments
Net interest income	583	79	134	86	320	1,202	148	1,350
Other income/(loss)(1)	263	88	70	5	3,216	3,642	(652)	2,990

Total operating income/(loss)	846	167	204	91	3,536	4,844	(504)	4,340
Personnel expenses	441	163	126	18	117	865	70	935
General and administrative expenses	223	86	72	19	208	608	62	670
Depreciation, impairment and amortisation	57	14	7	5	30	113	2	115
Total operating expenses	721	263	205	42	355	1,586	134	1,720

Operating profit/(loss) before provisions	125	(96)	(1)	49	3,181	3,258	(638)	2,620
Provisions for impairment of loans and receivables	1,177	2,933	225	201	—	4,536	3,325	7,861
(Writeback)/charge of provisions for liabilities and commitments	—	—	—	—	11	11	(427)	(416)
Provisions for impairment of financial investments available for sale	2	5	—	—	270	277	6	283
Total provisions	1,179	2,938	225	201	281	4,824	2,904	7,728

Group operating (loss)/profit	(1,054)	(3,034)	(226)	(152)	2,900	(1,566)	(3,542)	(5,108)
Associated undertakings	(39)	—	2	—	—	(37)	—	(37)
Loss on disposal of property	(1)	—	—	—	—	(1)	—	(1)
Profit on disposal of businesses	10	—	—	—	28	38	—	38

(Loss)/profit before taxation - continuing activities	(1,084)	(3,034)	(224)	(152)	2,928	(1,566)	(3,542)	(5,108)

1 Segmental information (continued)

	2010
	PBB € m	CICB € m	AIB UK € m	Group € m	Total Core € m	Total Non- Core € m	Total € m
Operations by business segments
Net interest income	719	168	229	494	1,610	234	1,844
Other income/(loss)(1)	297	69	90	247	703	(5,904)	(5,201)

Total operating income/(loss)	1,016	237	319	741	2,313	(5,670)	(3,357)
Personnel expenses	443	144	138	94	819	102	921
General and administrative expenses	185	79	55	157	476	72	548
Depreciation, impairment and amortisation	65	13	10	90	178	2	180
Total operating expenses	693	236	203	341	1,473	176	1,649

Operating profit/(loss) before provisions	323	1	116	400	840	(5,846)	(5,006)
Provisions for impairment of loans and receivables	736	1,557	121	—	2,414	3,601	6,015
Provisions for liabilities and commitments	—	—	—	—	—	1,029	1,029
Provisions for impairment of financial investments available for sale	2	7	—	54	63	11	74
Total provisions	738	1,564	121	54	2,477	4,641	7,118

Group operating (loss)/profit	(415)	(1,563)	(5)	346	(1,637)	(10,487)	(12,124)
Associated undertakings	16	—	2	—	18	—	18
Loss on disposal of property	—	—	—	46	46	—	46
Profit on disposal of businesses	—	—	—	(11)	(11)	—	(11)

(Loss)/profit before taxation - continuing activities	(399)	(1,563)	(3)	381	(1,584)	(10,487)	(12,071)

Notes to the accounts

1 Segmental information (continued)

Other amounts - statement of financial position

	2011
	PBB € m	CICB € m	AIB UK € m	EBS € m	Group € m	Total Core € m	Total Non- Core € m	Total € m
Financial assets held for sale to NAMA	—	—	—	—	—	—	—	—
Loans and receivables to customers	27,013	19,638	8,998	13,101	—	68,750	13,790	82,540
Loans and receivables held for sale	—	—	—	—	—	—	1,191	1,191
Interests in associated undertakings	24	—	12	—	—	36	14	50
Total assets(2)	31,198	19,769	13,398	13,682	43,458	121,505	15,146	136,651
Customer accounts	28,150	13,801	10,220	8,476	—	60,647	27	60,674
Total liabilities(3)(4)	32,234	14,019	11,399	8,817	55,420	121,889	299	122,188
Capital expenditure	49	1	—	—	—	50	—	50

	2010
	PBB € m	CICB € m	AIB UK € m	Group € m	Total Core € m	Total Non- Core € m	Total € m
Financial assets held for sale to NAMA	—	—	—	—	—	1,937	1,937
Loans and receivables to customers	29,426	22,778	9,091	69	61,364	24,986	86,350
Loans and receivables held for sale	—	—	—	—	—	74	74
Interests in associated undertakings	275	—	8	—	283	—	283
Total assets(2)	31,547	23,197	13,975	35,625	104,344	27,058	131,402
Customer accounts	27,968	15,420	9,001	—	52,389	—	52,389
Total liabilities(3)(4)	34,723	15,731	10,386	67,899	128,739	588	129,327
Capital expenditure	21	1	2	23	47	1	48

1 Segmental information (continued)

	2011
Geographic information(5)(6)	Republic of Ireland € m	United Kingdom € m	Poland(10) € m	North America € m	Rest of the world € m	Total € m
Net interest income	1,131	199	—	18	2	1,350
Other income/(loss)(7)(8)	3,347	(315)	—	(17)	(25)	2,990
Non-current assets(9)	493	41	—	2	—	536

	2010
Geographic information(5)(6)	Republic of Ireland € m	United Kingdom € m	Poland(10) € m	North America € m	Rest of the world € m	Total € m
Net interest income	1,397	390	—	49	8	1,844
Other (loss)/income(7)(8)	(5,091)	(169)	—	43	16	(5,201)
Non-current assets(9)	491	47	—	2	1	541

	2009
Geographic information(5)(6)	Republic of Ireland € m	United Kingdom € m	Poland € m	North America € m	Rest of the world € m	Total € m
Net interest income	2,258	502	—	83	29	2,872
Other income/(loss)(7)(8)	1,077	123	—	35	(1)	1,234
Non-current assets(9)	625	51	638	1	3	1,318

Revenue from external customers comprises interest income (note 2); fee income (note 5) and trading loss (note 6).

(1)	Gain on redemption of subordinated liabilities and other capital instruments of €3,277 million (2010: € 372 million) is recorded within the Group segment (note 7).
(2)	Total assets exclude Nil (2010: € 13,820 million) discontinued assets which are shown on the statement of financial position within disposal groups and non current assets held for sale (note 26).
(3)

The fungible nature of liabilities within the banking industry inevitably leads to allocations of liabilities to segments, some of which are necessarily subjective. Accordingly, the directors believe that the analysis of total assets is more meaningful than the analysis of liabilities.

(4)	Total liabilities excludes Nil (2010: € 11,546 million) discontinued liabilities which are shown on the statement of financial position within disposal groups held for sale (note 26).
(5)	The geographical distribution of net interest and other income/(loss) is based primarily on the location of the office recording the transaction.
(6)	For details of significant geographic concentrations, see 3.1 Credit risk.
(7)	Loss on disposal of financial assets to NAMA is recorded within the Republic of Ireland and United Kingdom.
(8)	Gain on redemption of subordinated liabilities and other capital instruments is recorded in Republic of Ireland.
(9)	Non-current assets comprise intangible assets and goodwill, and property, plant and equipment.
(10)	See discontinued operations (notes 18 and 72).

Notes to the accounts

2 Interest and similar income

	2011 € m	2010 € m	2009 € m
Interest on loans and receivables to customers	3,418	3,837	4,845
Interest on loans and receivables to banks	69	55	91
Interest on trading portfolio financial assets	2	2	3
Interest on NAMA senior bonds	348	29	—
Interest on financial investments available for sale	592	686	915

	4,429	4,609	5,854

Interest income includes a credit of € 199 million (2010: credit of € 526 million; 2009: credit of € 597 million) removed from equity in respect of cash flow hedges.

3 Interest expense and similar charges

	2011 € m	2010 € m	2009 € m
Interest on deposits by central banks and banks	600	375	459
Interest on customer accounts	1,700	1,313	1,472
Interest on debt securities in issue	611	695	776
Interest on subordinated liabilities and other capital instruments	168	382	275

	3,079	2,765	2,982

Interest expense includes a charge of € 66 million (2010: charge of € 135 million; 2009: charge of € 117 million) removed from equity in respect of cash flow hedges.

Included within interest expense is €488 million (2010: €306 million; 2009: Nil) in respect of the Irish Government’s Eligible Liabilities Guarantee (“ELG”) Scheme.

Total interest income and expense calculated using the effective interest method reported above that relate to financial assets or liabilities not carried at fair value through profit or loss are € 4,427 million (2010: € 4,607 million; 2009: € 5,851 million) and € 3,079 million (2010: € 2,765 million; 2009: € 2,982 million) respectively.

4 Dividend income

Dividend income relates to income from equity shares held as financial investments available for sale amounting to € 4 million (2010: € 1 million; 2009: € 4 million).

5 Net fee and commission income

	2011 € m	2010 € m	2009 € m
Retail banking customer fees	336	367	388
Credit related fees	50	94	108
Asset management and investment banking fees	58	81	82
Brokerage fees	—	18	28
Insurance commissions	26	25	30
Fee and commission income	470	585	636
Irish Government Guarantee Scheme expense(1)	—	(51)	(147)
Other fee and commission expense(2)	(29)	(37)	(37)
Fee and commission expense	(29)	(88)	(184)

	441	497	452

(1)	This represents the charge in respect of the Credit Institutions (Financial Support) (“CIFS”) Scheme which expired in 2010.
(2)	Other fee and commission expense includes ATM expenses of € 12 million (2010: € 14 million; 2009: € 14 million) and credit card commissions of € 11 million (2010: € 11 million; 2009: € 10 million).

6 Net trading loss

	2011 € m	2010 € m	2009 € m
Foreign exchange contracts	52	22	(5)
Debt securities and interest rate contracts	(91)	(183)	30
Credit derivative contracts	(71)	(41)	(65)
Equity securities and index contracts	(3)	1	—

	(113)	(201)	(40)

The total hedging ineffectiveness on cash flow hedges reflected in the income statement amounted to a charge of € 3 million (2010: charge of € 2 million; 2009: credit of € 27 million) and is included in net trading loss.

7 Gain on redemption/remeasurement of subordinated liabilities and other capital instruments

2011

Since 2009, the Group has been involved in a number of initiatives to increase its core tier 1 capital. In this regard, in January, June and July 2011, the Group completed offers to purchase for cash certain capital instruments as outlined in the tables below. These offers to purchase for cash, accounted for under IAS 39, meet the requirements to be treated as an extinguishment of the original instruments.

January

This transaction comprised a tender offer by AIB for cash for certain of its tier 2 capital instruments denominated in various currencies. These instruments were purchased at 30% of their face value. It resulted in a total gain of € 1,534 million (€ 1,534 million after taxation) all of which is recorded in the income statement.

June/July

On 14 April 2011, the High Court issued a Subordinated Liabilities Order under section 29 of the Credit Institutions (Stabilisation) Act 2010 (the “SLO”), with the consent of AIB. The SLO changed the terms of all outstanding subordinated instruments resulting in a gain for AIB. (See note 56(b)).

On 13 May 2011, AIB launched a tender offer for cash for all its outstanding subordinated liabilities and other capital instruments. Under this offer, AIB agreed to purchase the instruments at 10% to 25% of their face value. Following completion of the offer and where a certain percentage (a quorum) of the holders agreed to accept the offer, AIB had an option to redeem or purchase all of the remaining outstanding instruments at an option price of 0.001% of the nominal amount, which it exercised.

In relation to instruments settled a gain amounting to € 1,664 million (€ 1,633 million after taxation) was recognised in the income statement and a gain amounting to € 387 million (€ 344 million after taxation) was recognised directly in equity. Non-controlling interests accounted for € 171 million (€ 128 million after taxation) of the gain recognised directly in equity where the carrying value derecognised amounted to € 189 million.

The quorum required to accept the offer was not reached for three remaining instruments listed below.

(i) € 500m Callable Step-up Floating Rate Notes due October 2017 (maturity extended to 2035 as a result of the SLO);

(ii) Stg£ 368m 12.50% Subordinated Notes due June 2019 (maturity extended to 2035 as a result of the SLO); and

(iii) Stg£ 500m Callable Fixed/Floating Rate Notes due March 2025 (maturity extended to 2035 as a result of the SLO).

Since the terms of these series of notes changed arising from the SLO which was effective from 22 April 2011, the original liabilities have been derecognised and new liabilities recognised, with their remeasurement based on fair value. The gain of € 79 million arising on derecognition of the original liabilities/initial recognition of the new liabilities has been recognised in the income statement.

The subordinated liabilities and other capital instruments of the Group are set out in note 45. The RCI and LPI are set out in notes 49 and 53 respectively.

Notes to the accounts

7 Gain on redemption/remeasurement of subordinated liabilities and other capital instruments (continued)

The table below sets out the amount redeemed/remeasured for each instrument, the consideration given less costs arising, to arrive at the gain on redemption/remeasurement.

	Redemption January 2011 € m	Redemption June/July 2011 € m	Remeasurement 2011 € m
Subordinated liabilities and other capital instruments
€ 500m Callable Step-up Floating Rate Notes due October 2017	92	50	25
€ 869m 12.5% Subordinated Notes due June 2019	223	586	—
€ 419m 10.75% Subordinated Notes due March 2017	209	226	—
€ 200m Fixed Rate Perpetual Subordinated Notes	—	54	—
€ 400m Floating Rate Notes due March 2015	140	48	—
US$ 100m Floating Rate Primary Capital Perpetual Notes	—	70	—
US$ 400m Floating Rate Notes due July 2015	102	28	—
US$ 177m 10.75% Subordinated Notes due March 2017	52	78	—
Stg£ 700m Callable Fixed/Floating Rate Notes due July 2023	134	41	—
Stg£ 500m Callable Fixed/Floating Rate Notes due March 2025	21	—	1
Stg£ 350m Callable Fixed/Floating Rate Notes due November 2030	31	—	—
Stg£ 1,096m 11.5% Subordinated Notes due March 2022	851	449	—
Stg£ 368m 12.5% Subordinated Notes due June 2019	166	145	82
Stg£ 400m Perpetual Callable Step-up Subordinated Notes	—	66	—
Stg£ 350m Fixed Rate/Floating Rate Guaranteed Non-Voting
Non-cumulative Perpetual Preferred Securities (“LP3”)	—	42	—
JPY 20bn Callable Step-up Fixed/Floating Rate Notes due March 2042	178	—	—
€ 500m Fixed Rate/Floating Rate Guaranteed Non-Voting
Non-cumulative Perpetual Preferred Securities (“LP2”)	—	95	—
Interest accrual to date of redemption	—	109	—
Carrying value of subordinated liabilities and other capital instruments at redemption/remeasurement	2,199	2,087	108
Other equity interests and non-controlling interests
€ 500m 7.5% Step Up Callable Perpetual Reserve Capital Instrument (“RCI”)	—	239	—
€ 1bn Fixed Rate/Floating Rate Guaranteed Non-Voting
Non-cumulative Perpetual Preferred Securities (“LPI”)	—	189	—
Carrying value of other equity interests and non-controlling interests at redemption	—	428	—

	2,199	2,515	108
Consideration paid on redemption of subordinated liabilities and other capital instruments	(660)	(419)
Consideration paid on redemption of other equity interests and non-controlling interests	—	(41)
Costs	(5)	(4)
	(665)	(464)

Gain on redemption	1,534	2,051

Fair value of remaining instruments on remeasurement			29

Gain on remeasurement			79

	Recognised in income statement € m		Recognised in equity € m		Total € m
Instruments offered for cash - January	1,534		—		1,534
- June/July	1,664		387		2,051
Instruments remeasured	79		—		79

Total	3,277	(1)	387	(2)	3,664

(1)	€ 3,246 million after taxation
(2)	€ 344 million after taxation.

7 Gain on redemption/remeasurement of subordinated liabilities and other capital instruments (continued)

2010

On 29 March 2010, the Group completed the exchange of lower tier 2 capital instruments for new lower tier 2 capital qualifying securities. This involved the issue of euro, dollar and sterling subordinated capital instruments in exchange for the securities outlined in the following table. The fair value of the instruments issued was at a premium to their par value and, in accordance with IAS 39, will be amortised to the income statement over the lives of the notes. This exchange of debt, accounted for under IAS 39, met the requirements to be treated as an extinguishment of the original instruments. However, since the original instruments were extinguished by the issue of new subordinated capital instruments, this was a non-cash transaction except for the costs incurred in issuing the new instruments.

The following table sets out the carrying values of each instrument tendered for exchange, and the consideration given, including costs, to arrive at the gain on redemption:

Instruments exchanged	2010 € m
Subordinated liabilities
€ 400m Floating Rate Notes due March 2015	212
€ 500m Callable Step-up Floating Rate Notes due October 2017	332
US$ 400m Floating Rate Notes due July 2015	164
Stg£ 700m Callable Fixed/Floating Rate Notes due July 2023	609
Stg£ 500m Callable Fixed/Floating Rate Notes due March 2025	535
Stg£ 350m Callable Fixed/Floating Rate Notes due November 2030	360

Carrying value of instruments exchanged	2,212

Instruments issued including costs
€ 419m 10.75% Subordinated Notes due March 2017	437
US$ 177m 10.75% Subordinated Notes due March 2017	136
Stg£ 1,096m 11.50% Subordinated Notes due March 2022	1,262
Costs	5

Consideration including costs	1,840

Gain on redemption of subordinated liabilities	372

These instruments were exchanged at discounts ranging from 9% to 26%. It resulted in a total gain of € 372 million (€ 372 million after taxation) all of which was recorded in the income statement.

Notes to the accounts

7 Gain on redemption/remeasurement of subordinated liabilities and other capital instruments (continued)

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

Instruments exchanged	2009 € m
Subordinated liabilities and other capital instruments
€ 200m Fixed Rate Perpetual Subordinated Notes	146
Stg£ 400m Perpetual Callable Step-Up Subordinated Notes	400
Stg£ 350m Fixed Rate/Floating Rate Guaranteed Non-Voting Non-cumulative Perpetual Preferred Securities	366
€ 500m Fixed Rate/Floating Rate Guaranteed Non-Voting Non-cumulative Perpetual Preferred Securities	403
Shareholders’ equity and non-controlling interests
€ 500m 7.5 per cent Step-up Callable Perpetual Reserve Capital Instrument (“RCI”)	258
€ 1bn Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities (“LPI”)	801

Total carrying value of instruments exchanged	2,374

Instruments issued including costs
€ 869 million 12.5 per cent Subordinated Notes due 25 June 2019	802
Stg£ 368 million 12.5 per cent Subordinated Notes due 25 June 2019	403
Costs	8

Total consideration including costs	1,213

Gain on redemption of subordinated liabilities and other capital instruments	1,161

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

8 Loss on transfer of financial instruments to NAMA

In February 2010, AIB was designated a participating institution under the NAMA Act which was enacted in November 2009. By 31 December 2010, financial assets with a net carrying value of € 14,010 million had transferred. Further transfers took place during 2011. The consideration received was in the form of Government Guaranteed Floating Rate Notes (senior bonds) and Floating Rate Perpetual Subordinated Bonds (subordinated bonds) issued by NAMA which were initially measured at fair value (notes 57 and 74). Losses arose on transfer due to NAMA acquiring these financial instruments at a discount to their carrying value. The following table sets out the transfers during 2011 and the loss arising:

	2011
	Net carrying value € m	Fair value of consideration €m	Loss on transfer € m
Transfers to NAMA in 2011(1)(2)	1,232	783	449
Adjustments to 2011 transfers	55	(83)	138

	1,287	700	587
Utilisation of provision for liabilities and charges	—	—	(587)
Writeback of provision for servicing liability	—	—	(43)
Adjustment to 2010 transfers
Financial instruments returned by NAMA(1)	(40)	(27)	(13)
Adjustments to 2010 transfers	179	(257)	436
	139	(284)	423
EBS transfers to NAMA(1)(2)	36	35	1
Adjustments to EBS 2010 transfers	—	17	(17)
	36	52	(16)

Total	1,462	468	364

	2010
	Net carrying value €m	Fair value of consideration €m	Loss on transfer € m
Transfers to NAMA in 2010(1)	14,010	8,084	5,926
Provision for servicing liability	—	—	43

	14,010	8,084	5,969

The following table analyses the overall impact in the consolidated income statement of financial instruments, both transferred and held for sale to NAMA(3):

	2011 € m	2010 € m
Included within
Loss on transfer of financial instruments to NAMA	364	5,969
Administrative expenses (note 10)	28	21
Provisions for impairment of loans and receivables	87	1,497
Provisions for liabilities and commitments(4)	—	1,029
Release of surplus provision	(433)	—

	46	8,516

(1)	Transfers to NAMA of € 1,228 million include accrued interest and derivatives of € 8 million.
(2)	Fair value of consideration on transfers to NAMA totalling € 818 million, has been settled by € 803 million NAMA senior bonds (note 33) and € 15 million NAMA subordinated bonds (note 34).
(3)	Excludes amounts relating to interest income, related funding and other income on the underlying financial instruments.
(4)

At 31 December 2010, the transfer in 2011 of certain loans to NAMA was deemed to be unavoidable, accordingly a provision was made for the expected discount based on the loans identified for transfer and the haircut that NAMA had communicated would be applied to such loans (note 44).

Adjustments to transfers have either been settled through a mixture of cash settlements, a return or issue of NAMA senior and subordinated bonds, or the creation of a receivable or a NAMA provision at 31 December 2011.

Notes to the accounts

9 Other operating (loss)/income	2011 € m	2010 € m	2009 € m
Loss on disposal of loans and receivables	(322)	(54)	—
(Loss)/profit on disposal of available for sale debt securities	(36)	75	167
Profit on disposal of available for sale equity securities	8	13	7
Miscellaneous operating income(1)(2)(3)	95	65	21

	(255)	99	195

(1)

Includes a credit of € 40 million (2010: credit of € 8 million; 2009: a charge of € 13 million) in respect of foreign exchange gains and losses. Also includes a loss on disposal of equipment of Nil (2010: loss of € 1 million; 2009: loss of € 4 million).

(2)	Includes a credit of € 61 million arising from litigation settlements in respect of operating losses and legal proceedings against a software supplier (2010: Nil).
(3)	Includes € 18 million charge relating to terminated cashflow hedges which has been removed from equity (2010: € 12 million credit; 2009: Nil).

	Group			Allied Irish Banks, p.l.c.
	2011	2010	2009	2011	2010	2009
10 Administrative expenses	€ m	€ m	€ m	€ m	€ m	€ m
Personnel expenses:
Wages & salaries	757	722	821	610	565	659
Share-based payment schemes (note 11)	—	—	1	—	—	(2)
Retirement benefits (note 12)	48	92	(20)	35	74	(16)
Social security costs	80	74	86	64	58	69
Other personnel expenses	50	33	21	(5)	(11)	(22)
	935	921	909	704	686	688
General and administrative expenses(1)	670	548	486	471	339	287

	1,605	1,469	1,395	1,175	1,025	975

(1)	Includes external costs relating to the transfer of financial instruments to NAMA that amounted to € 28 million (2010: € 21 million; 2009: € 11 million).

Employee numbers by market segment are set out in note 66.

11 Share-based compensation schemes

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

At 31 December 2011, the ordinary shares of Allied Irish Banks, p.l.c. were trading at € 0.069 per share.

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

The following table summarises the share option scheme activity over each of the years ended 31 December 2011, 2010 and 2009.

	2011		2010		2009
Group	Number of options ‘000	Weighted average exercise price €	Number of options ‘000	Weighted average exercise price €	Number of options ‘000	Weighted average exercise price €
Outstanding at 1 January	10,910.0	13.27	11,048.6	13.28	11,057.6	13.27
Exercised	—	—	—	—	—	—
Forfeited/lapsed	(2,556.3)	12.13	(138.6)	13.77	(9.0)	12.59

Outstanding at 31 December	8,353.7	13.62	10,910.0	13.27	11,048.6	13.28

Exercisable at 31 December	8,353.7	13.62	10,910.0	13.27	11,048.6	13.28

The following tables present the number of options outstanding at 31 December 2011, 2010 and 2009.

Group

	2011
Range of exercise price	Weighted average remaining contractual life in years	Number of options outstanding ’000	Weighted average exercise price €
€ 12.60 - € 13.90	1.41	7,046.7	13.14
€ 16.20	3.33	1,307.0	16.20

	2010
Range of exercise price	Weighted average remaining contractual life in years	Number of options outstanding ’000	Weighted average exercise price €
€ 11.98 - € 13.90	1.90	9,557.5	12.85
€ 16.20 - € 18.63	4.32	1,352.5	16.21

	2009
Range of exercise price	Weighted average remaining contractual life in years	Number of options outstanding ’000	Weighted average exercise price €
€ 11.98 - € 13.90	2.90	9,656.0	12.85
€ 16.20 - € 18.63	5.34	1,392.6	16.21

Notes to the accounts

11 Share-based compensation schemes (continued)

(ii) Employees’ Profit Sharing Schemes

The Company operates the “AIB Approved Employees’ Profit Sharing Scheme 1998” (‘the Scheme’) on terms approved by the shareholders at the 1998 Annual General Meeting. All employees, including executive directors of the Company and certain subsidiaries are eligible to participate, subject to minimum service periods and being in employment on the date on which an invitation to participate is issued. The Directors, at their discretion, may set aside each year, for distribution under the Scheme, a sum not exceeding 5% of eligible profits of participating companies.

Eligible employees in the Republic of Ireland may elect to receive any profit sharing allocations either in shares or in cash. Such shares are held by Trustees for a minimum period of two years and are required to be held for a total period of three years for the employees to obtain the maximum tax benefit. No shares were distributed in respect of this Scheme since 2008. This Scheme is not a share based payments scheme as defined by IFRS 2 – Share Based Payment.

A Share Ownership Plan (‘the Plan’) operates in the UK in place of a profit sharing scheme. The Plan, which was approved by shareholders at the 2002 Annual General Meeting, provides for the acquisition by eligible employees of shares in a number of categories: Partnership Shares, in which each eligible employee may invest up to Stg£ 1,500 per annum from salary; Free Shares, involving the award by the Company of shares up to the value of Stg£ 3,000 per annum per employee, and Dividend Shares which may be acquired by each eligible employee, by re-investing dividends of up to Stg£ 1,500 per annum. No shares have been awarded since 2008 under the Free Share category.

Free Shares are forfeited on a sliding scale should the employee leave the service of the Group within three years of grant date.

The following table summarises activity in the Free Share category during 2011, 2010 and 2009.

	2011	2010	2009
	Number of shares ‘000	Number of shares ‘000	Number of shares ‘000
Outstanding at 1 January	725.1	992.0	1,312.3
Granted	—	—	—
Forfeited	(1.6)	(8.1)	(8.3)
Vested	(259.4)	(258.8)	(312.0)

Outstanding at 31 December	464.1	725.1	992.0

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

The following table summarises activity during 2011, 2010 and 2009 for the SAYE Share Option Scheme UK.

	2011		2010		2009
	Number of options ‘000	Weighted average exercise price €	Number of options ‘000	Weighted average exercise price €	Number of options ‘000	Weighted average exercise price €
Outstanding at 1 January	18.3	10.84	35.3	15.58	868.1	10.93
Granted	—	—	—	—	—	—
Forfeited/lapsed	(17.9)	10.52	(17.0)	14.69	(832.8)	10.86
Exercised	—	—	—	—	—	—

Outstanding at 31 December	0.4	10.13	18.3	10.84	35.3	15.58

Exercisable at 31 December	0.4	10.13	1.7	17.93	1.1	15.77

The Black Scholes option pricing model has been used in estimating the value of the options granted. The expected volatility is based on historical volatility over the three and a half years prior to the grant of the SAYE options.

11 Share-based compensation schemes (continued)

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

(i)	the Company’s Total Shareholder Return (“TSR”) over the period referred to at (a) above relative to the banks in the FTSE Euro first 300 Banks Index (listed in the Rules of the Plan) is such as to position AIB not below the 80th percentile;and

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

The market value of the shares at the date of the grant in 2008 are used to determine the value of the grants, adjusted to take into account expected vesting, for the part of the award subject to the EPS vesting criteria. In respect of the part of award subject to the TSR vesting criteria, the expense was determined at date of grant taking into account the expected vesting of the shares. The TSR vesting criteria is also subject to an earnings underpin and the income statement expense is adjusted to take into account expected vesting.

No conditional grants were outstanding at end of December 2011. The performance conditions relating to the conditional awards of shares granted in 2008 were measured in 2011 over the performance years 2008, 2009 and 2010. In light of which the Remuneration Committee determined that AIB failed to reach the performance conditions required and the outstanding awards of 1,523,326 shares lapsed. There were no awards of performance shares in 2011.

The following table summarises the Performance Share activity during 2011, 2010 and 2009.

	Number of shares
	2011 ‘000	2010 ‘000	2009 ‘000
Outstanding at 1 January	1,523.3	3,687.3	5,307.4
Granted	—	—	—
Vested	—	—	(187.3)
Lapsed	(1,523.3)	(2,138.0)	(1,391.8)
Forfeited	—	(26.0)	(41.0)

Outstanding at 31 December	—	1,523.3	3,687.3

Income statement expense

The total expense arising from share-based payment transactions for continuing operations amounted to Nil in the year ended 31 December 2011 (2010: Nil; 2009: a credit of € 1 million).

Limitations on share-based payment schemes

The Company complies with guidelines issued by the Irish Association of Investment Managers in relation to shares of Allied Irish Banks, p.l.c. issued under the above schemes.

Notes to the accounts

12 Retirement benefits

The Group operates a number of pension and retirement benefit schemes for employees, the majority of which are funded. These include both defined benefit and defined contribution schemes. As a result of the acquisition of EBS on 1 July 2011, the schemes sponsored by EBS are included where appropriate. EBS operates two defined benefit schemes and a hybrid scheme. The hybrid scheme includes elements of a defined benefit scheme and a defined contribution scheme.

(i) Defined benefit schemes

Of the defined benefit schemes operated by the Group, the most significant are the AIB Group Irish Pension Scheme (‘the Irish scheme’) and the AIB Group UK Pension Scheme (‘the UK scheme’). The Irish scheme and the UK Scheme were closed to new members from December 1997. Staff joining the Group in the Republic of Ireland between December 1997 and December 2007 became members of the Irish Defined Contribution (“DC”) scheme. A hybrid pension arrangement was introduced in Ireland in December 2007 and members of the Irish DC scheme had the option at that time to switch to the hybrid pension arrangement. Staff joining the Group in the Republic of Ireland after December 2007 automatically join the hybrid pension arrangement. Members of the hybrid arrangement become members of the Irish scheme in respect of their basic annual salary up to a certain limit. Those members whose salaries exceed the limit are members of the DC scheme in respect of that part of their basic annual salary above the limit. Approximately 88 per cent. of staff in the Republic of Ireland (excluding EBS staff) are members of the Irish scheme while 50 per cent. of staff in the UK are members of the UK scheme.

Retirement benefits for the defined benefit schemes are calculated by reference to service and pensionable salary at normal retirement date. The benefits payable to future retirees of the Irish and UK schemes were amended during 2009. Retirement benefits payable upon retirement will in future be based on the average pensionable salary over the five years before retirement, as opposed to being payable on the level of final salary, subject to a retiree not receiving a pension lower than their current accrued benefit. The effect of this curtailment was a reduction of € 159 million on the liability and a gain to the income statement of €159 million in 2009. In 2011, the benefits payable to future retirees of an unfunded scheme were reduced. This led to the recognition of a curtailment gain to the income statement and a reduction of the liability of € 26 million.

Independent actuarial valuations for the main Irish and UK schemes are carried out on a triennial basis by the Group’s actuary, Mercer. The last such valuations were carried out on 30 June 2009 using Projected Unit Methods.

The Irish scheme is funded by a normal contribution rate of 16.0 per cent. of pensionable salaries with effect from 1 January 2011. In addition, further payments totalling € 5 million were made into the scheme in 2011 as required by regulation. In 2010, further payments totalling € 199 million were made into the scheme. Members of the Irish scheme contribute 5 per cent. of pensionable salary except for those who do not contribute in return for lower benefits.

The Irish Finance (No 2) Bill 2011 which was published on the 19 May 2011 introduced a stamp duty levy of 0.6% on the market value of assets under management in Irish pension schemes, for the years 2011 to 2014 (inclusive). For the years 2012 to 2014 inclusive, the levy is based on the market value of the assets at the 1 January of each year. For 2011, the levy was based on the market value of the assets at the 30 June 2011. A levy of € 16 million was paid in respect of the Irish defined benefit scheme. A levy of € 2 million was paid in respect of the Irish DC scheme. The payment of the levy in respect of the Irish defined benefit scheme was included as part of the actuarial loss on assets in 2011. In 2012, the payment of this levy will be incorporated into the expected return on pension scheme assets.

The UK scheme is funded by a normal contribution rate of 30.8 per cent. of pensionable salaries together with quarterly payments of Stg£ 9.7 million from 1 April 2016 increasing by 3.4 per cent. per annum to Stg£ 12.6 million on 1 April 2024. A payment of Stg£ 50.8 million was paid into the UK scheme in December 2010 and a further Stg£ 102 million paid in January 2011. Those sums are part of a schedule of contributions agreed between the Group and the Trustees and accepted by the Pensions Regulator in the United Kingdom.

The Group agreed with the Trustees of the Irish scheme as part of the triennial valuation process, that it will fund the deficit over approximately 15 years (UK scheme: 15 years). The total contributions to all the defined benefit pension schemes operated by the Group in 2012 is estimated to be € 97 million.

The next actuarial valuations in respect of the Irish and UK schemes are due no later than 30 June 2012. Actuarial valuations are available for inspection by the members of the schemes.

12 Retirement benefits (continued)

The following table summarises the financial assumptions adopted in the preparation of these financial statements in respect of the main schemes. The assumptions, including the expected long-term rate of return on assets, have been set based upon the advice of the Group’s actuary.

	as at 31 December
	2011	2010
Financial assumptions	%	%

Irish scheme
Rate of increase in salaries(1)	3.20	3.20
Rate of increase of pensions in payment	2.00	2.00
Expected return on scheme assets	5.92	6.47
Discount rate	5.10	5.60
Inflation assumptions	2.00	2.00

UK scheme
Rate of increase in salaries(1)	3.60	3.75
Rate of increase of pensions in payment	3.00	3.40
Expected return on scheme assets	5.20	6.11
Discount rate	4.70	5.30
Inflation assumptions (RPI)	3.00	3.40

Other schemes
Rate of increase in salaries	3.2 - 3.6	3.1 - 4.15
Rate of increase of pensions in payment	0.0 - 3.0	0.0 - 3.4
Expected return on scheme assets	5.5 - 8.0	5.6 - 8.0
Discount rate	4.7 - 5.6	5.3 - 6.1
Inflation assumptions	2.0 - 3.0	2.0 - 3.4

(1)	The rate of increase in salaries includes the impact of salary scale improvements.

Mortality assumptions

The mortality assumptions for the Irish and UK schemes were updated in 2009. The life expectancies underlying the value of the scheme liabilities for the Irish and UK schemes at 31 December 2011 and 2010 are shown in the following table.

		Life expectancy - years
		Irish scheme		UK scheme
		2011	2010	2011	2010
Retiring today age 63
	Males	22.5	22.5	24.6	24.7
	Females	25.6	25.6	26.9	27.0
Retiring in 10 years at age 63
	Males	25.5	25.5	25.7	25.6
	Females	28.6	28.6	28.2	28.0

Notes to the accounts

12 Retirement benefits (continued)

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

Assumption	Change in assumption	Impact on scheme liabilities
		Irish scheme	UK scheme

Inflation	Increase by 0.25%	Increase by 3.2%	Increase by 4.9%

Salary growth	Increase by 0.25%	Increase by 1.6%	Increase by 1.1%

Discount rate	Increase by 0.25%	Decrease by 4.8%	Decrease by 6.0%

Rate of mortality	Increase life expectancy by 1 year	Increase by 2.1%	Increase by 2.5%

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

	2011				2010
	Long term rate of return expected	Value		Scheme assets	Long term rate of return expected	Value		Scheme assets
Group	%	€ m		%	%	€ m		%
Equities	7.0	2,325		62	7.5	2,358		67
Bonds	3.1	1,035		27	4.2	657		18
Property	5.5	204		5	6.0	210		6
Cash/other	4.2	235		6	3.5	314		9

Total market value of assets	5.7	3,799		100	6.5	3,539		100
Actuarial value of liabilities of funded schemes		(4,529)				(3,883)

Deficit in the funded schemes		(730	)(1)			(344	)(1)
Unfunded deferred benefit obligation		(33)				(56)

Net pension deficit		(763)				(400)

(1)

Of which € 754 million deficit relates to the Irish scheme, € 69 million surplus relates to the UK scheme, € 28 million deficit relates to the EBS schemes and € 17 million deficit relates to other schemes (2010: € 284 million deficit relates to the Irish scheme, € 51 million deficit relates to the UK scheme and € 9 million deficit relates to other schemes).

12 Retirement benefits (continued)

	2011				2010
	Long term rate of return expected	Value		Scheme assets	Long term rate of return expected	Value		Scheme assets
Allied Irish Banks, p.l.c.	%	€ m		%	%	€ m		%
Equities	6.9	1,758		67	7.5	1,838		68
Bonds	3.1	469		18	4.0	380		14
Property	5.4	186		7	6.0	194		7
Cash/other	4.5	215		8	3.5	292		11

Total market value of assets	5.9	2,628		100	6.5	2,704		100
Actuarial value of liabilities of funded schemes		(3,389)				(2,990)

Deficit in the funded schemes		(761	)(1)			(286	)(1)
Unfunded deferred benefit obligation		(33)				(56)

Net pension deficit		(794)				(342)

(1)	Of which € 754 million deficit relates to the Irish scheme and € 7 million deficit relates to other schemes (2010: € 284 million relates to the Irish scheme; € 2 million relates to other schemes).

At 31 December 2011, the Group pension scheme assets included AIB shares amounting to Nil (2010: € 1 million). For Allied Irish Banks, p.l.c. this amounted to Nil (2010: € 1 million). Included in the actuarial value of the liabilities is an amount in respect of commitments to pay annual pensions amounting to € 109,813 (2010: € 109,813) in aggregate to a number of former directors.

The following table sets out the components of the defined benefit expense for each of the three years ended 31 December 2011, 2010 and 2009.

	Group
	2011 € m	2010 € m	2009 € m
Included in administrative expenses:
Current service cost	70	69	91
Past service cost	3	4	2
Expected return on pension scheme assets	(235)	(215)	(189)
Interest on pension scheme liabilities	217	214	211
Curtailment	(26)	—	(159)

Cost of providing defined retirement benefits	29	72	(44)

The actual return on scheme assets during the year ended 31 December 2011 was € 2 million (2010: € 328 million; 2009: € 339 million).

	Group		Allied Irish Banks, p.l.c.
Movement in defined benefit obligation during the year	2011 € m	2010 € m	2011 € m	2010 € m
Defined benefit obligation at beginning of year	3,939	3,653	3,046	2,826
Reclassification to disposal groups and non-current assets held for sale	—	(29)	—	—
Acquisition during the year	126	—	—	—
Current service cost	70	69	55	52
Past service cost	3	4	3	4
Interest cost	217	214	167	167
Contributions by employees	18	14	16	13
Actuarial losses	301	110	252	88
Benefits paid	(119)	(124)	(93)	(105)
Curtailment	(26)	—	(26)	—
Translation adjustment on non-euro schemes	33	28	2	1

Defined benefit obligation at end of year	4,562	3,939	3,422	3,046

Notes to the accounts

12 Retirement benefits (continued)

	Group		Allied Irish Banks, p.l.c.
Movement in the scheme assets during the year	2011 € m	2010 € m	2011 € m	2010 € m
Fair value of scheme assets at beginning of year	3,539	2,939	2,704	2,261
Reclassification to disposal groups and non-current assets held for sale	—	(16)	—	—
Acquisition during the year	109	—	—	—
Expected return(1)	235	215	174	167
Actuarial gains and (losses)	(233)	113	(248)	73
Contributions by employer	216	375	73	293
Contributions by employees	18	14	16	13
Benefits paid	(119)	(124)	(93)	(105)
Translation adjustment on non-euro schemes	34	23	2	2

Fair value of scheme assets at end of year	3,799	3,539	2,628	2,704

(1) Includes payment of pension levy.

	Group			Allied Irish Banks, p.l.c.
Analysis of the amount recognised in the statement of comprehensive income	2011 € m	2010 € m	2009 € m	2011 € m	2010 € m	2009 € m
Actual return less expected return on pension scheme assets	(233)	113	150	(248)	73	114
Experience gains and losses on scheme liabilities	31	107	122	24	85	64
Changes in demographic and financial assumptions	(332)	(217)	(92)	(276)	(173)	115

Actuarial gain recognised	(534)	3	180	(500)	(15)	293
Deferred tax	70	(2)	(6)	64	3	(37)

Recognised in the consolidated statement of comprehensive income(1)	(464)	1	174	(436)	(12)	256

(1)

The Group’s share of recognised (losses)/gains in associated undertakings, in the consolidated statement of comprehensive income includes an actuarial gain of € 4 million for the year ended 31 December 2011 (2010: an actuarial loss of € 13 million; 2009: an actuarial gain of € 9 million) (note 47).

	Group
History of experience gains and losses	2011 € m	2010 € m	2009 € m	2008 € m	2007 € m
Difference between expected and actual return on scheme assets:
Amount	(233)	113	150	(1,367)	(212)
Percentage of scheme assets	6%	3%	5%	55%	6%
Experience gains and losses on scheme liabilities:
Amount	31	107	122	(51)	(32)
Percentage of scheme liabilities	1%	3%	3%	1%	1%
Total gross amount recognised in SOCI(1):
Amount	(534)	3	180	(807)	470
Percentage of scheme liabilities	12%	0%	5%	22%	11%

(1) Statement of comprehensive income

Defined benefit pension schemes	2011 € m	2010 € m	2009 € m	2008 € m	2007 € m
Funded defined benefit obligation	4,529	3,883	3,595	3,548	4,062
Scheme assets	3,799	3,539	2,939	2,499	3,693

Deficit within funded schemes	730	344	656	1,049	369
Unfunded defined benefit obligation	33	56	58	56	54

Deficit within schemes	763	400	714	1,105	423

12 Retirement benefits (continued)

	Allied Irish Banks, p.l.c.
History of experience gains and losses	2011 € m	2010 € m	2009 € m	2008 € m	2007 € m
Difference between expected and actual return on scheme assets:
Amount	(248)	73	114	(1,208)	(219)
Percentage of scheme assets	9%	3%	5%	62%	8%
Experience gains and losses on scheme liabilities:
Amount	24	85	64	(54)	(36)
Percentage of scheme liabilities	1%	3%	2%	2%	1%
Total gross amount recognised in SOCI(1):
Amount	(500)	(15)	293	(812)	361
Percentage of scheme liabilities	15%	1%	10%	27%	11%

(1) Statement of comprehensive income.

Defined benefit pension schemes	2011 € m	2010 € m	2009 € m	2008 € m	2007 € m
Funded defined benefit obligation	3,389	2,990	2,777	2,928	3,128
Plan assets	2,628	2,704	2,261	1,941	2,916

Deficit within funded plans	761	286	516	987	212
Unfunded defined benefit obligation	33	56	49	48	41

Deficit within schemes	794	342	565	1,035	253

(ii) Defined contribution schemes

The Group operates a number of defined contribution schemes. The defined benefit schemes in Ireland and the UK were closed to new members from December 1997. Employees joining after December 1997 joined on a defined contribution basis. Members of the DC scheme were offered the option to join the hybrid arrangement when it was introduced in December 2007. The standard contribution rate to the DC scheme was 8 per cent. during 2011 and 10 per cent. in respect of the defined contribution elements of the hybrid arrangement.

Staff joining in the UK from 1 January 2009 are eligible to become members of a new enhanced UK defined contribution scheme. Existing members of the UK defined contribution scheme were also given the opportunity to join the enhanced scheme. The enhanced scheme has employer contributions ranging from 5 per cent. to 20 per cent., increasing as the employee gets older. The member contribution rate also increases with age. All members of the UK defined contribution scheme are also accruing benefits under S2P (the UK State Second Pension).

The total cost in respect of the DC scheme, the EBS defined contribution schemes and the UK defined contribution schemes for 2011 was € 12 million (2010: € 13 million; 2009: € 16 million). For Allied Irish Banks, p.l.c., the total cost amounted to € 6 million (2010: € 6 million; 2009: € 9 million), all of which relates to continuing operations. The cost in respect of defined contributions is included in administrative expenses (note 10).

(iii) Long-term disability payments

AIB provide an additional benefit to employees who suffer prolonged periods of sickness. It provides for the partial replacement of income in event of illness or injury resulting in the employee’s long term absence from work. In 2011, the Group contributed € 7 million (2010: € 7 million; 2009: € 8 million) towards insuring this benefit. This amount is included in administrative expenses (note 10).

Notes to the accounts

13 Provisions for impairment of financial investments available for sale	2011 € m	2010 € m	2009 € m
Debt securities (note 34)	164	56	20
Equity securities (note 34)	119	18	4

	283	74	24

14 (Loss)/profit on disposal of property

2011

The sale of properties which were surplus to business requirements gave rise to a loss on disposal of € 1 million relating to continuing operations. There were no sale and leaseback transactions completed during 2011.

2010

The sale of properties which were surplus to business requirements gave rise to a profit on disposal of € 1 million relating to continuing operations. In addition, the Group continued with its sale and leaseback programme announced in 2006 and 29 properties were sold giving rise to a profit before tax of € 45 million (€ 33 million after tax) reported within continuing operations. The leases qualify as operating leases and the commitments in respect of the operating lease rentals (initial rent payable € 11 million per annum) are included in note 65 Commitments, operating lease rentals. There were no sales recorded within discontinued operations.

2009

The sale of properties which were surplus to business requirements gave rise to a profit on disposal of € 2 million relating to continuing operations. In addition, the Group continued with its sale and leaseback programme announced in 2006 and 15 properties were sold giving rise to a profit before tax of € 21 million (€ 17 million after tax) reported within continuing operations. The leases qualify as operating leases and the commitments in respect of the operating lease rentals (initial rent payable € 2 million per annum) are included in note 65 Commitments, operating lease rentals. There were no sales recorded within discontinued operations.

15 Profit/(loss) on disposal of businesses

2011

On 30 June 2011, AIB announced that it had signed an agreement to sell its investment in AIB International Financial Services Limited and related companies. AIB’s investment was derecognised at 30 November 2011, following regulatory approval for the disposal. This has resulted in a profit of € 27 million before tax (tax charge: Nil). The Group also completed the disposal of an offshore subsidiary AIB Jerseytrust Limited on 30 September 2011. This disposal resulted in a profit before tax of € 10 million (tax charge: Nil). The Group received an additional € 1 million consideration which had been deferred in 2010 on the disposal of Goodbody Holdings Limited.

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

16 Auditor’s Fees

The disclosure of Auditor’s fees are in accordance with (SI 220)(1) which mandates the disclosure of fees in particular categories and that fees paid to the Group Auditor only (KPMG Ireland) for services to the parent company and Group be disclosed in this format. All years presented are on that basis.

	2011 € m	2010 € m	2009 € m
Auditor’s fees (excluding VAT):
Audit	2.3	2.7	2.7
Other assurance services	1.0	2.2	1.7
Taxation advisory services	0.3	0.2	0.3
Other non-audit services	—	0.1	0.1

	3.6	5.2	4.8

The above amounts relate to auditor’s remuneration with respect to the parent company. Other amounts paid to the Group Auditor (KPMG Ireland) for services provided to other Group companies are: audit of € 100,000 (2010: € 110,000; 2009: € 110,000); other assurance services of € 113,510 (2010: € 53,250; 2009: € 236,600); taxation advisory services of € 10,750 (2010: € 9,950; 2009: € 89,060); and other non-audit services of Nil (2010: Nil; 2009: Nil).

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

	2011 € m	2010 € m	2009 € m
Auditor’s fees outside of Ireland (excluding VAT):	1.0	2.4	2.0

(1)	SI 220 is titled the European Communities (Statutory Audits) (Directive 2006/43/EC) Regulations 2010.

Notes to the accounts

17 Income tax income	2011 € m	2010 € m	2009 € m
Allied Irish Banks, p.l.c. and subsidiaries
Corporation tax in Republic of Ireland
Current tax on income for the year	(4)	(6)	(34)
Adjustments in respect of prior years	1	(8)	(4)
	(3)	(14)	(38)
Double taxation relief	—	(2)	(2)

	(3)	(16)	(40)
Foreign tax
Current tax on income for the year	(24)	30	53
Adjustments in respect of prior years	(13)	(10)	(12)
	(37)	20	41

	(40)	4	1
Deferred taxation
Origination and reversal of temporary differences	(1,167)	(1,709)	(361)
Adjustments in respect of prior years	19	(5)	(13)
	(1,148)	(1,714)	(374)

Total income tax income	(1,188)	(1,710)	(373)

Effective income tax rate	23.3%	14.2%	14.0%

Factors affecting the effective income tax rate

The effective income tax rate for 2011 is higher (2010 lower and 2009 higher) than the weighted average of the Group’s statutory corporation tax rates across its geographic locations. The differences are explained in the following table.

	2011	2010	2009
	%	%	%
Weighted average corporation tax rate(1)	16.8	14.4	9.6
Effects of:
Expenses not deductible for tax purposes	(0.3)	(0.1)	(0.9)
Exempted income, income at reduced rates and tax credits	7.9 (2)	0.3	5.9
Income taxed at higher rates	(0.7)	(0.2)	(0.2)
Deferred tax assets not recognised/reversal of amounts previously not recognised	0.3	—	—
Other differences(3)	(0.6)	(0.5)	(1.4)
Tax on associated undertakings	—	0.1	(0.1)
Adjustments to tax charge in respect of previous years	(0.1)	0.2	1.1

Effective income tax rate	23.3	14.2	14.0

(1)	The change in the weighted average corporation tax rate was driven by significantly increased tax losses in the UK and USA tax jurisdictions compared to previous years.
(2)	Exempted income substantially relates to the gain on redemption of subordinated liabilities and other capital instruments (note 7) and the profit on disposal of BZWBK (note 18).
(3)	At 31 December 2011, € 52 million related to a change in the UK tax rate (31 December 2010: € 10 million; 31 December 2009: Nil).

18 Discontinued operations

Arising from the Prudential Capital Assessment Review (“PCAR”) 2010 requirement to raise additional capital, the Group announced on 30 March 2010 that its investments in AIB Group (UK), BZWBK and M&T Bank Corporation were for sale. Subsequently, Bulgarian American Credit Bank AD (“BACB”) was also included in the investments to be disposed. However, in the light of continuing challenging market conditions, AIB announced on 19 November 2010 that it had decided to halt the sale process of its UK business and to undertake a strategic review of this business in the context of reviewing AIB’s overall businesses.

The disposal of M&T Bank Corporation was completed on 4 November 2010. This transaction led to a loss on disposal of € 231 million. The sale of BZWBK was agreed on 10 September 2010 subject to regulatory approval and completed on 1 April 2011 and the sale of BACB completed on 17 June 2011.

The following tables set out income statement analysis of discontinued operations for 31 December 2011 together with comparative data:

Profit after taxation from discontinued operations	Notes		2011 € m	2010 € m	2009 € m
BZWBK	(A	)	1,628	254	214
M&T Bank Corporation	(B	)	—	5	(156)
Bulgarian American Credit Bank AD	(C	)	—	(60)	(103)

Total			1,628	199	(45)

(A) - BZWBK

On 1 April 2011, AIB completed the sale of its entire shareholding of 51,413,790 BZWBK shares representing 70.36% of its share capital and its 50% shareholding in BZWBK Asset Management. The proceeds of the sale amounted to € 3.1 billion giving rise to a profit on disposal of € 1.5 billion which is recorded in the income statement as set out below.

BZWBK has been treated as a discontinued business, the results of which are set out below to the disposal date 1 April 2011. Prior to classification as held for sale, BZWBK was accounted for as a subsidiary undertaking.

Profit from discontinued operations	To date of disposal 1 April 2011 € m	2010 € m	2009 € m
Net interest income	126	443	361
Dividend income	—	14	22
Net fee and commission income	86	324	309
Net trading income	9	69	51
Other operating income	5	(4)	10
Other income	100	403	392

Total operating income	226	846	753
Total operating expenses	103	412	375

Operating profit before provisions	123	434	378
Provisions for impairment of loans and receivables and other financial instruments	24	105	113
Provisions for liabilities and commitments	—	—	—

Operating profit	99	329	265

Profit before taxation from discontinued operations	99	329	265
Income tax expense from discontinued operations	17	72	51

Profit after taxation from discontinued operations	82	257	214
Loss recognised on the remeasurement to fair value less cost to sell(1)	—	(3)	—
Profit on disposal(2)	1,546	—	—

Profit for the period after taxation from discontinued operations	1,628	254	214

€ 1,608 million of the profit from discontinued operations of € 1,628 million (2010: € 184 million of the profit from discontinued operations of € 254 million) is attributable to the owners of the parent.

Notes to the accounts

18 Discontinued operations (continued)

Profit on disposal of BZWBK	1 April 2011 € m
Gross proceeds from sale	3,112
Less: costs of disposal	(13)

Net proceeds	3,099

Carrying value at date of disposal	1,722	(3)

	1,377
Reclassification of currency translation reserves to the income statement	106
Reclassification of available for sale and cash flow hedging reserves to the income statement (net of deferred tax)	63

Profit on disposal(2)	1,546

(1)	Relates to impairment of intangible assets.
(2)	No tax charge arises on this disposal.
(3)

The carrying value of € 1,722 million at the date of disposal reflects third party assets of € 2,293 million (adjusted for intercompany liabilities due by BZWBK amounting to € 58 million) and non-controlling interests of € 513 million (note 53).

Effect of disposal on cash flows of the Group	2011 € m
Consideration received satisfied in cash	3,112
less: costs of disposal	(13)
Cash and cash equivalents disposed (note 60)	(673)

Net cash inflow	2,426

18 Discontinued operations (continued)

The table below sets out the assets and liabilities of BZWBK at disposal date 1 April 2011 (excluding intergroup balances):

	1 April 2011 € m	31 December 2010 € m
Assets
Cash and balances at central banks	311	638
Trading portfolio financial assets	578	446
Disposal groups and non-current assets held for sale	2	2
Derivative financial instruments	95	113
Loans and receivables to banks	365	132
Loans and receivables to customers	8,125	8,230
Financial investments available for sale	1,890	1,892
Financial investments held to maturity	1,391	1,411
Interests in associated undertakings	18	18
Intangible assets and goodwill	496	504
Property, plant and equipment	161	161
Other assets	137	97
Deferred taxation	76	76
Prepayments and accrued income	129	100

Total assets	13,774	13,820

Liabilities
Deposits by central banks and banks	713	550
Customer accounts	10,105	10,496
Trading portfolio financial liabilities	7	2
Derivative financial instruments	121	115
Current taxation	4	21
Other liabilities	318	133
Accruals and deferred income	99	114
Retirement benefit liabilities	10	10
Provisions for liabilities and commitments	6	6
Subordinated liabilities	98	99

Total liabilities	11,481	11,546

Notes to the accounts

18 Discontinued operations (continued)

(B) - M&T Bank Corporation

On 4 November 2010, AIB completed the disposal of 26,700,000 shares of common stock of M&T Bank Corporation. The proceeds from the sale amounted to US$ 77.50 per share, or total proceeds of € 1,467 million, after costs.

M&T was previously accounted for as an interest in associated undertakings.

	2010 € m	2009 € m
Profit from discontinued operations
Share of profits from associated undertakings net of tax(1)	23	44
Reversal of impairment/ (impairment) of associated undertakings	213	(200)

Results from discontinued operations, net of taxation	236	(156)
Loss on the disposal of investment in associated undertakings	(231)	—
Income tax on loss on disposal	—	—

Profit after taxation for the period from discontinued operations	5	(156)

The profit from discontinued operations in 2010 of € 5 million (2009: loss of € 156 million) is attributable to the owners of the parent.

(1)	The tax charge in 2010 amounted to € 11 million (2009: € 16 million)

Effect of disposal on cash flows of the Group	2010 € m
Consideration received - satisfied in cash	1,487
Cash and cash equivalents disposed	—

Net cash inflow	1,487

Loss on disposal of M&T Bank Corporation	2010 € m
Gross proceeds from sale	1,487
Less: costs of disposal	20

Net proceeds	1,467

Carrying value at 1 January	1,282
Exchange adjustments	37
Share of results	23
Reversal of impairment	213
Other reserve movements	(26)

Carrying value at date of disposal	1,529

Underlying loss on disposal	(62)
Reclassification of currency translation reserves into the income statement	(157)
Reclassification of available for sale reserves into the income statement	(12)

Loss on disposal of investment	(231)

The loss on disposal of the investment in M&T includes € 157 million from the reclassification of exchange translation adjustments from foreign currency translation reserves to the income statement.

18 Discontinued operations (continued)

(C) - Bulgarian American Credit Bank AD	To date of disposal 17 June 2011 € m	2010 € m	2009 € m
Loss from discontinued operations
Share of profits from associated undertakings net of tax(1)	—	2	5
Impairment of associated undertakings	—	(12)	(108)

Results from discontinued operations, net of taxation	—	(10)	(103)
Loss recognised on the remeasurement to fair value less costs to sell	—	(50)	—
Income tax on loss on the remeasurement to fair value	—	—	—
Profit/(loss) on disposal(2)	—	—	—

Loss after taxation for the period from discontinued operations	—	(60)	(103)

The loss from discontinued operations of Nil (December 2010 loss of: € 60 million; December 2009 loss of: € 103 million) is attributable to the owners of the parent.

(1)	There was no tax charge for the years ended 31 December 2011 and 31 December 2010 (2009: € 1 million).
(2)	At 31 December 2010, the investment in BACB was written down to Nil.

On 16 May 2011, the Group announced that it had signed an agreement to sell its 49.99% shareholding in Bulgarian-American Credit Bank AD. The sale completed on 17 June 2011 resulting in a gain of € 0.1 million.

19 Non-controlling interests in subsidiaries	2011 € m	2010 € m	2009 € m
The profit attributable to non-controlling interests is analysed as follows:
Continuing operations: other equity interest in subsidiaries (note 49)	—	—	20
Discontinued operations: ordinary share interest in subsidiaries	20	70	59

	20	70	79

There were no distributions paid in 2011 and 2010 on the perpetual preferred securities. A distribution of € 20 million was paid in June 2009 in conjunction with the redemption of € 801 million of the € 1 billion perpetual preferred securities. The outstanding amount of € 189 million was purchased in full for cash in June 2011 (note 7).

Notes to the accounts

20 (Loss)/earnings per share

The calculation of basic earnings per unit of ordinary/convertible non-voting (“CNV”) shares is based on the profit/(loss) attributable to ordinary/CNV shareholders divided by the weighted average of ordinary/CNV shares in issue, excluding treasury shares and own shares held.

The diluted earnings per share is based on the profit/(loss) attributable to ordinary/ CNV shareholders divided by the weighted average ordinary/CNV shares in issue excluding treasury shares and own shares held, adjusted for the effect of dilutive potential ordinary shares.

	2011 € m		2010 € m		2009 € m
(a) Basic
Loss attributable to equity holders of the parent from continuing operations	(3,920)		(10,361)		(2,309)
Distributions to other equity holders (note 21)	—		—		(44)
Gain on redemption of RCI and LPI recognised in equity (note 7)	344		—		538

Loss attributable to ordinary/CNV shareholders from continuing operations	(3,576)		(10,361)		(1,815)

Profit/(loss) attributable to ordinary/CNV shareholders from discontinued operations	1,608		129		(104)

	Number of shares (millions)
Weighted average number of ordinary shares in issue during the year	226,533.5		1,023.8		880.6
Weighted average number of CNV shares in issue during the year	2,787.7		258.7		—
Contingently issuable shares	599.9	(2)	531.7	(1)	11.5

Weighted average number of shares	229,921.1		1,814.2		892.1

Loss per share from continuing operations - basic	EUR (1.6c	)	EUR (571.1c	)	EUR (203.5c )

Earnings/(loss) per share from discontinued operations - basic	EUR 0.7c		EUR 7.1c		EUR (11.7c )

20 (Loss)/earnings per share (continued)

	2011 € m	2010 € m	2009 € m
(b) Diluted
Loss attributable to ordinary/CNV shareholders from continuing operations (note 20 (a))	(3,576)	(10,361)	(1,815)
Dilutive effect of CCNs’ interest charge	—	—	—
Profit/(loss) attributable to ordinary/CNV shareholders from discontinued operations	1,608	129	(104)

	(1,968)	(10,232)	(1,919)
Adjusted loss attributable to ordinary/CNV shareholders from continuing operations	(3,576)	(10,361)	(1,815)

Adjusted profit/(loss) attributable to ordinary/CNV shareholders from discontinued operations	1,608	129	(104)

	Number of shares (millions)
Weighted average number of ordinary shares in issue during the year	226,533.5	1,023.8	880.6
Weighted average number of CNV shares in issue during the year	2,787.7	258.7	—
Dilutive effect of options and warrants outstanding	—	—	—
Dilutive effect of CCNs	—	—	—
Contingently issuable shares	599.9 (2)	531.7 (1)	11.5

Potential weighted average number of shares	229,921.1	1,814.2	892.1

Loss per share from continuing operations - diluted	EUR (1.6c )	EUR (571.1c )	EUR (203.5c )

Earnings/(loss) per share from discontinued operations - diluted	EUR 0.7c	EUR 7.1c	EUR (11.7c )

(a)	On 23 December 2010, AIB issued 675,107,845 ordinary shares and 10,489,899,564 CNV shares to the NPRFC. The CNV shares ranked equally with the ordinary shares in terms of dividend payment and converted into ordinary shares on a one to one basis on 8 April 2011.
(b)	On 27 July 2011, AIB issued 500 billion ordinary shares to the NPRFC.
(c)	Bonus shares in lieu of the dividend on the 2009 Preference Shares were issued to the NPRFC in both 2011 and 2010, amounting to 1,247,273,565 and 198,089,847 shares respectively, details of which are set out below. The bonus shares have been included in the weighted average number of shares in issue prospectively from the date of issue as they represent a dilution of earnings per share from that date.
(d)	The incremental shares from assumed conversion of options and warrants are not included in calculating the diluted per share amounts because they are anti-dilutive. Outstanding warrants were cancelled 23 December 2010 and are no longer included in calculating the diluted earnings per share.
(e)	In July 2011, AIB issued € 1.6 billion in convertible capital notes (“CCNs”). These notes are mandatorily redeemable and will convert to AIB ordinary shares at a conversion price of € 0.01 per share (note 45) if the Core Tier 1 capital ratio breaches 8.25%. These incremental shares have not been included in calculating the diluted per share amounts because they are anti-dilutive.

Both the ordinary and CNV shares are included in the weighted average number of shares on a time apportioned basis.

(1)

Contingently issuable shares were treated as outstanding from 14 December 2009, the date the ‘Dividend Stopper’ came into effect (note 56(h)). The shares relate to the number of shares (on a time apportioned basis) that would issue to the National Pension Reserve Fund Commission (“NPRFC”), if the annual coupon on the € 3.5 billion Preference Shares was not paid in cash. These contingently issuable shares were issued on 13 May 2010.

(2)

The dividend stopper remained in force throughout 2010, accordingly, contingently issuable shares have been treated as outstanding from 13 May 2010 in respect of the dividend payment due on 13 May 2011. This dividend was satisfied through bonus shares, 484,902,878 of which were issued on 13 May 2011, leaving a residual of 762,370,687 which were issued in July 2011. Accordingly, 484,902,878 were treated as contingently issuable for the period up to 13 May 2011, with 724,252,152 being contingently issuable up to 26 July 2011. In addition, 38,118,535 contingently issuable shares have been included from 13 May to 26 July 2011 as the full issue of shares was not satisfied on the due date (note 46).

Notes to the accounts

21 Distributions to other equity holders

Distributions to other equity holders are recognised in equity when declared by the Board of Directors. In 2011, the distribution on the € 500 million Reserve Capital Instruments (“RCIs”) amounted to Nil as the dividend stopper as set out in note 56 precluded the payment of distributions on the RCI (2010: Nil; 2009: € 44 million). Included in 2009, is a coupon of € 6 million which was paid in June 2009 in conjunction with the redemption of € 258 million of the RCI. The outstanding amount of € 239 million of the RCI was purchased in full for cash in June 2011 (notes 7 and 49).

22 Distributions on equity shares

No dividends were paid on ordinary shares in 2011, 2010 or 2009.

23 Transfer of business from Anglo Irish Bank Corporation

On 24 February 2011, AIB announced that it had agreed, pursuant to a transfer order issued by the High Court (under the Credit Institutions (Stabilisation) Act 2010), the transfer of deposits and NAMA senior bonds from Anglo Irish Bank Corporation (‘Anglo’) to AIB. AIB also announced the transfer to AIB by way of a share sale of Anglo Irish Bank Corporation (International) PLC in the Isle of Man (‘Anglo IOM’), which included customer deposits. In total, € 6.9 billion in deposits and € 11.9 billion in NAMA senior bonds (nominal value € 12.2 billion) transferred. In addition, a further € 1.6 billion in deposits were held in Anglo IOM. A net capital contribution of € 1.5 billion was generated on the date of the transaction.

Transferred deposits will continue to receive protection under the various Irish Government guarantee schemes that are already in place in respect of such deposits.

This transaction between AIB and Anglo, both of which are under the common control of the Irish Government, is a transfer of a business (as defined by IFRS 3). In line with the Group accounting policy for transfer of a business under common control, this acquisition is accounted for at carrying value.

Management estimates that had Anglo IOM been consolidated from 1 January 2011, it would have contributed € 2 million of additional revenue and Nil of additional profits before taxation to the Group.

The key elements of the transfer are:

At date of acquisition € m
Identifiable assets acquired at carrying value
NAMA senior bonds (note 33)	11,854
Accrued interest on NAMA senior bonds	55
Anglo IOM net assets	180
Amounts due from Anglo	56
Identifiable liabilities acquired at carrying value
Deposits(1)	(6,868)

Total	5,277

AIB net cash payment	3,779
Net capital contribution(2)	1,498

5,277

(1)	Included within customer accounts (note 41).
(2)	The net capital contribution is recorded in the statement of changes in equity.

The statement of financial position of Anglo IOM at the date of acquisition is set out in the following table:

31 January 2011 € m
Assets
Loans and receivables to banks(1)	1,713
Loans and receivables to customers	75
Prepayments and accrued income	1

Total assets	1,789

Liabilities
Deposits by banks(2)	37
Customer accounts	1,570
Current taxation	1
Accruals and deferred income	1

Total liabilities	1,609

Share capital	158
Retained profits	22
Shareholders’ equity	180

Total shareholders’ equity and liabilities	1,789

(1)	Includes balances with Anglo group companies of € 1,113 million.
(2)	Includes balances with Anglo group companies of € 37 million.

Notes to the accounts

24 Acquisition of EBS Limited (“EBS”)

On 31 March 2011, the Minister for Finance proposed the combination of AIB and EBS to form one of the two pillar banks in the Republic of Ireland. On 26 May 2011, AIB entered into an agreement with EBS, the Minister for Finance and the NTMA to acquire 100% of the share capital of EBS for a nominal consideration of €1. The acquisition completed on 1 July 2011 and EBS was consolidated into the AIB Group financial statements with effect from 1 July 2011.

As part of the transaction EBS was demutualised and was issued a banking licence. EBS, which has been renamed ‘EBS Limited’, will now operate as a fully licensed, wholly-owned subsidiary of AIB, with its own branch network. The principal activities of EBS involve the provision of mortgage lending, savings, investments and insurance arrangement services to customers.

Both AIB and EBS are under the common control of the Irish Government, therefore, the acquisition has been accounted for as a common control transaction under the carrying value basis in accordance with AIB Group accounting policy. The result of the transaction is recognised in equity as arising from a transaction with shareholders.

The carrying value of assets acquired and liabilities assumed as at the acquisition date are as follows:

	Notes	EBS acquisition value(1) as at 1 July 2011 € m
Assets
Cash and balances at central banks		176
Financial assets held for sale to NAMA		34
Derivative financial instruments	28	81
Loans and receivables to banks	29	384
Loans and receivables to customers	30	15,989
Financial investments available for sale	34	1,965
NAMA senior bonds	33	301
Intangible assets and goodwill	37	21
Property, plant and equipment	38	42
Other assets		22
Current taxation		5
Deferred taxation		158
Prepayments and accrued income		42

Total assets		19,220

Liabilities
Deposits by central banks and banks	40	4,545
Customer accounts	41	10,060
Derivative financial instruments	28	156
Debt securities in issue	42	3,410
Deferred taxation	39	10
Other liabilities		58
Provisions for liabilities and commitments		14
Accruals and deferred income		208
Retirement benefit liabilities	12	17

Total liabilities		18,478

Net assets		742

The net assets amount of € 742 million is reflected as a capital contribution in Allied Irish Banks, p.l.c.’s separate financial statements.

In the Group’s financial statements, the capital contribution amounts to € 777 million, a difference of € 35 million to that recognised at parent company level. This difference arises from the cross holdings of investments between AIB and EBS which are eliminated at a consolidated Group level.

Acquisition related costs of € 0.4 million have been included in operating expenses.

(1)	AIB accounting policies have been applied to EBS balances at 30 June 2011.

24 Acquisition of EBS Limited (“EBS”) (continued)

Contingent liabilities and commitments

At 1 July 2011, EBS had undrawn lending commitments of € 194 million.

Contribution from date of acquisition

Management estimates that had EBS been consolidated from 1 January 2011, it would have contributed € 531 million of additional revenue and € 31 million of additional losses before taxation to the Group.

Cashflows in respect of EBS acquisition

The aggregate net inflow of cash on acquisition of EBS was € 359 million net of transaction costs of € 0.4 million.

For additional information on EBS, please refer to note 73 – ‘Investments in Group undertakings’.

Notes to the accounts

25 Financial assets and financial liabilities held for sale to NAMA

On 7 April 2009, the Minister for Finance announced the Government’s intention to establish a National Asset Management Agency (“NAMA”) and on 22 November 2009, the NAMA Act was enacted providing for the establishment of NAMA. The participation of AIB in the NAMA programme was approved by shareholders at an Extraordinary General Meeting held on 23 December 2009.

The following table provides an analysis of assets classified as held for sale to NAMA at 31 December 2011 and 31 December 2010:

	Group	Allied Irish Banks, p.l.c.	Group	Allied Irish Banks, p.l.c.
	Assets	Assets	Assets	Assets
	2011 € m	2011 € m	2010 € m	2010 € m
Loans and receivables(1)	—	—	1,919	575
Derivative financial instruments	—	—	15	1
Accrued income	—	—	3	2

	—	—	1,937	578

(1)	Net of provisions of € 329 million (Allied Irish Banks, p.l.c.: € 137 million).

The following tables provide a movement analysis of loans and receivables held for sale to NAMA:

	Group			Allied Irish Banks, p.l.c.
	Gross loans and receivables € m	Impairment provisions € m	Carrying value € m	Gross loans and receivables € m	Impairment provisions € m	Carrying value € m
At 1 January 2011	2,248	329	1,919	712	137	575
Acquisition of subsidiary(2)	74	40	34	—	—	—
Exchange translation adjustments	(13)	(7)	(6)	(1)	(1)	—
Transferred to NAMA during 2011	(1,790)	(570)	(1,220)	(573)	(309)	(264)
Reclassification in/out and other movements(3)	(519)	121	(640)	(138)	139	(277)
Impairment charge during 2011	—	87	(87)	—	34	(34)

At 31 December 2011	—	—	—	—	—	—

(2)	Acquired on acquisition of EBS (note 24).
(3)	Includes changes in eligible loans and receivables transferring during 2011, along with movements in the number of loans and receivables within the eligible pool.

	Group			Allied Irish Banks, p.l.c.
	Gross loans and receivables € m	Impairment provisions € m	Carrying value € m	Gross loans and receivables € m	Impairment provisions € m	Carrying value € m
At 1 January 2010	23,195	4,165	19,030	19,757	3,930	15,827
Exchange translation adjustments	135	6	129	20	—	20
Transferred to NAMA during 2010	(18,245)	(4,569)	(13,676)	(17,285)	(4,502)	(12,783)
Reclassification in/out and other movements(3)	(2,837)	(770)	(2,067)	(1,780)	(635)	(1,145)
Impairment charge during 2010	—	1,497	(1,497)	—	1,344	(1,344)

At 31 December 2010	2,248	329	1,919	712	137	575

(3)	Includes changes in threshold for NAMA eligible loans during 2010, along with movements in the number of loans and receivables within the eligible pool.

The unwind of the discount on the carrying amount of impaired loans amounted to € 5 million (2010: € 122 million) and is included in the carrying value of loans and receivables held for sale to NAMA. This has been credited to interest income.

26 Disposal groups and non-current assets held for sale

At 31 December 2011, disposal groups and non-current assets held for sale comprise non-current assets and non-current liabilities held for sale. These mainly include loans and receivables, but also included within this caption are the Group’s investments in (a) AIB Investments Managers Limited; (b) AmCredit; and (c) Aviva Life Holdings Ireland Limited (“ALH”).

Arising from the results of the PCAR/PLAR in March 2011, AIB is required to dispose of non-core financial assets (note 56(f)). Accordingly, certain assets are classified as held for sale at 31 December 2011. These assets do not constitute a major line of business or a geographical area of operations. At 31 December 2010, discontinued operations were included within this caption and comprised BZWBK and Bulgarian American Credit Bank AD.

Disposal groups and non-current assets/liabilities are shown as single line items in the statement of financial position with no re-presentation of comparatives. An analysis of the components of these single line items are set out below:

	2011
	Group				Allied Irish Banks, p.l.c.
	Assets € m		Liabilities € m		Assets € m		Liabilities € m
Disposal groups and non-current assets held for sale
Loans and receivables(1)	1,191		—		1,129		—
Associated undertakings(2)	196		—		12		—
Other	35	(3)	3	(4)	28	(3)	1
	1,422		3		1,169		1
Discontinued operations
BZWBK(5)	—		—		—		—
Bulgarian American Credit Bank AD(6)	—		—		—		—
	—		—		—		—

Total disposal groups and non-current assets held for sale	1,422		3		1,169		1

	2010
	Group				Allied Irish Banks, p.l.c.
	Assets € m		Liabilities € m		Assets € m		Liabilities € m
Disposal groups and non-current assets held for sale
Loans and receivables(1)	74		—		74		—
Other	17	(3)	2	(4)	10	(3)	2
	91		2		84		2
Discontinued operations
BZWBK(5)	13,820		11,546		—		—
Bulgarian American Credit Bank AD(6)	—		—		—		—
	13,820		11,546		—		—

Total disposal groups and non-current assets held for sale	13,911		11,548		84		2

(1)

Loans and receivables held for sale amount to € 1,191 million net of provisions of € 9 million (2010: € 74 million net of provisions of € 12 million). Allied Irish Banks, p.l.c. loans and receivables held for sale amount to € 1,129 million net of provisions of € 9 million (2010: € 74 million net of provisions of € 12 million). Within this caption, € 1,184 million relates to loans and receivables to customers and € 7 million relates to banks (2010: customers € 62 million; banks € 12 million). Allied Irish Banks, p.l.c. € 1,122 million relates to loans and receivables to customers and € 7 million relates to banks (2010: customers € 62 million; banks € 2 million). Sales are expected to complete within 1 year, with sales agreements already signed for a significant amount of the portfolio.

(2)	The Group’s investment in ALH was held for sale at 31 December 2011 (note 36).
(3)

Includes repossessed assets: € 4 million; unquoted equities: € 22 million; AIB Investment Managers’ assets: € 4 million (2010: repossessed assets: € 12 million).Allied Irish Banks, p.l.c. AIB Investment Managers € 23 million, repossessed assets € 3 million (2010: repossessed assets € 5 million).

(4)

Liabilities of € 3 million (2010: € 2 million) include deposits from banks € 1 million (2010: € 2 million) and accrued fees € 2 million (2010: Nil). Allied Irish Banks, p.l.c. deposits from banks € 1 million (2010: € 2 million).

(5)	On 1 April 2011, AIB completed the sale of its entire shareholding of 51,413,790 BZWBK shares representing 70.36% of its share capital and its 50% shareholding in BZWBK Asset Management (note 18).
(6)	The carrying value of AIB’s investment in Bulgarian American Credit Bank AD had been written down to Nil at 31 December 2010 (note 18). This operation was disposed of on 17 June 2011.

Further details on provisions for impairment of loans and receivables held for sale are set out in note 32.

Notes to the accounts

26 Disposal groups and non-current assets held for sale (continued)

Discontinued operations

This table shows the assets and liabilities of BZWBK which was classified as a discontinued operation at 31 December 2010.

2010 € m
Assets
Cash and balances at central banks	638
Trading portfolio financial assets	446
Disposal groups and non-current assets held for sale	2
Derivative financial instruments	113
Loans and receivables to banks	132
Loans and receivables to customers	8,230
Financial investments available for sale	1,892
Financial investments held to maturity	1,411
Interests in associated undertakings	18
Intangible assets and goodwill	504
Property, plant and equipment	161
Other assets	97
Deferred taxation	76
Prepayments and accrued income	100

Total assets	13,820

Liabilities
Deposits by central banks and banks	550
Customer accounts	10,496
Trading portfolio financial liabilities	2
Derivative financial instruments	115
Current taxation	21
Other liabilities	133
Accruals and deferred income	114
Retirement benefit liabilities	10
Provisions for liabilities and commitments	6
Subordinated liabilities	99

Total liabilities	11,546

A sale was agreed on 10 September 2010 for the Group’s shareholding in BZWBK and completed on 1 April 2011.

Further detailed analysis of the assets and liabilities of discontinued operations is set out in note 72.

27 Trading portfolio financial assets

	Group		Allied Irish Banks, p.l.c.
	2011 € m	2010 € m	2011 € m	2010 € m
Debt securities:
Government securities	24	—	24	—
Bank eurobonds	6	9	6	9
Other debt securities	24	22	24	22
	54	31	54	31
Equity securities	2	2	2	2

	56	33	56	33

	Group		Allied Irish Banks, p.l.c.
	2011 € m	2010 € m	2011 € m	2010 € m
Of which listed:
Debt securities	54	31	54	31
Equity securities	1	1	1	1
Of which unlisted:
Equity securities	1	1	1	1

	56	33	56	33

During 2008, trading portfolio financial assets reclassified to financial investments available for sale, in accordance with the amended IAS 39 ‘Financial Instruments: Recognition and Measurement’, amounted to € 6,104 million. The fair value of reclassified assets at 31 December 2011 was € 1,410 million (2010: € 2,538 million; 2009: € 4,104 million; 2008: € 5,674 million).

As of the reclassification date, effective interest rates on reclassified trading portfolio financial assets ranged from 4% to 10% with expected gross recoverable cash flows of € 7,105 million. If the reclassification had not been made, the Group’s income statement for the year ended 31 December 2011 would have included unrealised fair value gains on reclassified trading portfolio financial assets of € 91 million all of which relates to continuing operations (2010: gains € 38 million; 2009: gains € 5 million both of which relate to continuing operations).

After reclassification, the reclassified assets contributed the following amounts to the income statement:

	2011 € m	2010 € m	2009 € m
Interest on financial investments available for sale	58	82	148
Provisions for impairment of financial investments available for sale	(27)	(1)	(12)

Up to the date of reclassification, in 2008 € 55 million of unrealised losses on the reclassified trading portfolio financial assets were recognised in the income statement (year ended December 2007: € 111 million).

Notes to the accounts

28 Derivative financial instruments

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

The following tables present the notional principal amount together with the positive fair value of interest rate, exchange rate, equity and credit derivative contracts for 2011 and 2010. For both 2011 and 2010, only continuing operations are shown for AIB Group. Those held for sale to NAMA are shown in note 25 and those held as discontinued operations are shown in note 72.

	Group		Allied Irish Banks, p.l.c.
	2011 € m	2010 € m	2011 € m	2010 € m
Interest rate contracts(1)
Notional principal amount	127,945	147,985	149,886	174,008
Positive fair value	2,910	3,035	2,888	3,248

Exchange rate contracts(1)
Notional principal amount	7,439	15,777	7,545	15,935
Positive fair value	44	137	45	143

Equity contracts(1)
Notional principal amount	3,962	3,715	3,962	3,716
Positive fair value	92	143	92	143

Credit derivatives(1)
Notional principal amount	216	598	216	598
Positive fair value	—	—	—	—

Total notional principal amount	139,562	168,075	161,609	194,257
Positive fair value(2)	3,046	3,315	3,025	3,534

(1)	Interest rate, exchange rate and credit derivative contracts are entered into for both hedging and trading purposes. Equity contracts are entered into for trading purposes only.
(2)	70% of fair value relates to exposures to banks (2010: 77%).

28 Derivative financial instruments (continued)

The Group uses the same credit control and risk management policies in undertaking all off-balance sheet commitments as it does for on balance sheet lending including counterparty credit approval, limit setting and monitoring procedures. In addition, derivative instruments are subject to the market risk policy and control framework as described in the Risk Management section.

The following table analyses the notional principal amount and positive fair value of interest rate, exchange rate, equity and credit derivative contracts by maturity.

	Residual maturity
Group	< 1 year € m	1 < 5 years € m	5 years + € m	Total € m
2011
Notional principal amount	78,266	45,408	15,888	139,562
Positive fair value	428	1,163	1,455	3,046

2010
Notional principal amount	80,052	65,119	22,904	168,075
Positive fair value	435	1,495	1,385	3,315

	Residual maturity
Allied Irish Banks, p.l.c.	< 1 year € m	1 < 5 years € m	5 years + € m	Total € m
2011
Notional principal amount	77,779	41,766	42,064	161,609
Positive fair value	275	1,167	1,583	3,025

2010
Notional principal amount	80,860	66,679	46,718	194,257
Positive fair value	453	1,525	1,556	3,534

AIB Group has the following concentration of exposures in respect of notional principal amount and positive fair value of interest rate, exchange rate, equity and credit derivative contracts. The concentrations are based primarily on the location of the office recording the transaction.

	Notional principal amount		Positive fair value
Group	2011 € m	2010 € m	2011 € m	2010 € m
Republic of Ireland	133,092	158,244	2,349	2,763
United Kingdom	5,165	7,368	638	471
United States of America	1,305	2,463	59	81
Rest of World	—	—	—	—

	139,562	168,075	3,046	3,315

	Notional principal amount		Positive fair value
Allied Irish Banks, p.l.c.	2011 € m	2010 € m	2011 € m	2010 € m
Republic of Ireland	156,983	187,034	2,553	3,145
United Kingdom	3,321	4,760	413	308
United States of America	1,305	2,463	59	81
Rest of World	—	—	—	—

	161,609	194,257	3,025	3,534

Notes to the accounts

28 Derivative financial instruments (continued)

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

To achieve its risk management objectives, the Group uses a combination of derivative financial instruments, particularly interest rate swaps, cross currency interest rate swaps, forward rate agreements, futures, options and currency swaps, as well as other contracts. The notional principal and fair value amounts, for instruments held for risk management purposes entered into by the Group at 31 December 2011 and 2010, are presented within this note.

28 Derivative financial instruments (continued)

The following table shows the notional principal amounts and the fair values of derivative financial instruments analysed by product and purpose as at 31 December 2011 and 31 December 2010.

	2011			2010
	Notional	Fair values		Notional	Fair values
Group	principal amount € m	Assets € m	Liabilities € m	principal amount € m	Assets € m	Liabilities € m
Derivatives held for trading
Interest rate derivatives - over the counter (OTC)
Interest rate swaps	40,707	1,709	(2,002)	57,798	1,528	(1,697)
Cross-currency interest rate swaps	2,193	70	(115)	938	69	(55)
Forward rate agreements	1,122	1	(1)	7,565	3	(4)
Interest rate options	1,762	14	(11)	2,494	23	(18)
Total OTC interest rate contracts	45,784	1,794	(2,129)	68,795	1,623	(1,774)
Interest rate derivatives - exchange traded
Interest rate futures	4,605	—	—	1,432	—	(2)

Interest rate contracts total	50,389	1,794	(2,129)	70,227	1,623	(1,776)

Foreign exchange derivatives (OTC)
Foreign exchange contracts	7,173	40	(93)	11,575	104	(190)
Currency options bought and sold	266	4	(4)	486	6	(6)

Foreign exchange derivatives total	7,439	44	(97)	12,061	110	(196)

Equity derivatives (OTC)
Equity index options	3,962	92	(95)	3,715	143	(145)

Equity index contracts total	3,962	92	(95)	3,715	143	(145)

Credit derivatives (OTC)
Credit derivatives	171	—	(109)	538	—	(122)

Credit derivatives contracts total	171	—	(109)	538	—	(122)

Total trading contracts	61,961	1,930	(2,430)	86,541	1,876	(2,239)

Derivatives designated as fair value hedges (OTC)
Interest rate swaps	35,872	716	(726)	23,824	610	(471)
Cross currency interest rate swaps	39	—	(5)	240	10	—
Derivatives designated as cash flow hedges (OTC)
Interest rate swaps	35,610	387	(402)	48,801	725	(280)
Cross currency interest rate swaps	6,035	13	(279)	4,893	67	(4)
Currency swaps	—	—	—	3,716	27	(23)
Credit default swaps	45	—	(1)	60	—	(3)

Total hedging contracts	77,601	1,116	(1,413)	81,534	1,439	(781)

Total derivative financial instruments	139,562	3,046	(3,843)	168,075	3,315	(3,020)

Notes to the accounts

28 Derivative financial instruments (continued)

The following table shows the notional principal amounts and the fair values of derivative financial instruments analysed by product and purpose as at 31 December 2011 and 31 December 2010.

	2011			2010
	Notional principal amount € m	Fair values		Notional principal amount € m	Fair values
		Assets € m	Liabilities € m		Assets € m	Liabilities € m
Allied Irish Banks, p.l.c.
Derivatives held for trading
Interest rate derivatives - over the counter (OTC)
Interest rate swaps	38,783	1,763	(1,944)	59,195	1,635	(1,699)
Cross-currency interest rate swaps	2,193	70	(115)	1,030	74	(62)
Forward rate agreements	1,122	1	(1)	7,565	3	(4)
Interest rate options	1,765	14	(11)	2,600	23	(18)
Total OTC interest rate contracts	43,863	1,848	(2,071)	70,390	1,735	(1,783)
Interest rate derivatives - exchange traded
Interest rate futures	4,605	—	—	1,432	—	(2)

Interest rate contracts total	48,468	1,848	(2,071)	71,822	1,735	(1,785)

Foreign exchange derivatives (OTC)
Foreign exchange contracts	7,279	41	(95)	11,670	109	(191)
Currency options bought and sold	266	4	(4)	549	7	(8)

Foreign exchange derivatives total	7,545	45	(99)	12,219	116	(199)

Equity derivatives (OTC)
Equity index options	3,962	92	(95)	3,716	143	(145)

Equity index contracts total	3,962	92	(95)	3,716	143	(145)

Credit derivatives (OTC)
Credit derivatives	171	—	(109)	538	—	(122)

Credit derivatives contracts total	171	—	(109)	538	—	(122)

Total trading contracts	60,146	1,985	(2,374)	88,295	1,994	(2,251)

Derivatives designated as fair value hedges (OTC)
Interest rate swaps	55,300	254	(656)	41,687	254	(472)
Cross currency interest rate swaps	—	—	—	240	10	—
Derivatives designated as cash flow hedges (OTC)
Interest rate swaps	40,083	773	(751)	55,366	1,182	(646)
Cross currency interest rate swaps	6,035	13	(279)	4,893	67	(4)
Currency swaps	—	—	—	3,716	27	(23)
Credit default swaps	45	—	(1)	60	—	(3)

Total hedging contracts	101,463	1,040	(1,687)	105,962	1,540	(1,148)

Total derivative financial instruments	161,609	3,025	(4,061)	194,257	3,534	(3,399)

28 Derivative financial instruments (continued)

Cash flow hedges

The cash flows are expected to occur in the following periods:

	2011
Group	Within 1 year € m	Between 1 and 2 years € m	Between 2 and 5 years € m	More than 5 years € m	Total € m
Forecast receivable cash flows	243	264	54	24	585
Forecast payable cash flows	137	273	114	83	607

	2010
Forecast receivable cash flows	290	282	564	397	1,533
Forecast payable cash flows	131	83	212	300	726

	2011
Allied Irish Banks, p.l.c.	Within 1 year € m	Between 1 and 2 years € m	Between 2 and 5 years € m	More than 5 years € m	Total € m
Forecast receivable cash flows	218	59	133	60	470
Forecast payable cash flows	116	58	180	115	469

	2010
Forecast receivable cash flows	300	295	635	516	1,746
Forecast payable cash flows	158	123	371	417	1,069

The cash flows, including amortisation of terminated cashflow hedges, are expected to impact the income statement in the following periods:

	2011
Group	Within 1 year € m	Between 1 and 2 years € m	Between 2 and 5 years € m	More than 5 years € m	Total € m
Forecast receivable cash flows	295	309	161	85	850
Forecast payable cash flows	137	273	114	83	607

	2010
Forecast receivable cash flows	318	296	583	399	1,596
Forecast payable cash flows	133	84	213	300	730

	2011
Allied Irish Banks, p.l.c.	Within 1 year € m	Between 1 and 2 years € m	Between 2 and 5 years € m	More than 5 years € m	Total € m
Forecast receivable cash flows	248	86	192	88	614
Forecast payable cash flows	116	58	180	116	470

	2010
Forecast receivable cash flows	328	309	654	517	1,808
Forecast payable cash flows	160	124	372	417	1,073

For AIB Group, the ineffectiveness reflected in the income statement that arose from cash flow hedges is a charge of € 3 million, all of which relates to continuing operations (2010: a charge of € 2 million, all of which relates to continuing operations).

The pay fixed cash flow hedges are used to hedge the cash flows on variable rate liabilities, primarily floating rate notes. The receive fixed cash flow hedges are used to hedge the cash flows on variable rate assets, primarily the variable rate loan portfolio.

The total amount recognised in other comprehensive income net of tax during the year in respect of cash flow hedges was a charge in continuing operations of € 209 million (2010: a charge of € 41 million).

Notes to the accounts

28 Derivative financial instruments (continued)

Fair value hedges

The fair value hedges are entered into to hedge the exposure to changes in the fair value of recognised assets or liabilities arising from changes in interest rates, primarily available for sale securities and fixed rate liabilities. The fair values of financial instruments are set out in note 57 and note 74. The net mark to market on fair value hedging derivatives, excluding accrual and risk adjustments is positive € 14 million (2010: positive € 106 million) and the net mark to market on the related hedged items is negative € 13 million (2010: negative € 118 million).

Netting financial assets and financial liabilities

Derivative financial instruments are shown on the statement of financial position at their fair value, those with a positive fair value are reported as assets and those with a negative fair value are reported as liabilities.

The Group has a number of ISDA Master Agreements (netting agreements) in place which may allow it to net the termination values of derivative contracts upon the occurrence of an event of default with respect to its counterparties. The enforcement of netting agreements would potentially reduce the statement of financial position carrying amount of derivative assets and liabilities by € 1,369 million (2010: € 1,687 million). The Group has Credit Support Annexes (“CSAs”) in place which provide collateral for derivative contracts. At 31 December 2011, € 1,904 million (2010: € 932 million) of CSAs are included within financial assets and € 612 million (2010: € 542 million) of CSAs are included within financial liabilities. Additionally, the Group has agreements in place which may allow it to net the termination values of cross currency swaps upon the occurrence of an event of default.

29 Loans and receivables to banks

	Group		Allied Irish Banks, p.l.c.
	2011 € m	2010 € m	2011 € m	2010 € m
Funds placed with central banks	1,011	1,051	405	490
Funds placed with other banks	4,711	1,896	35,627	45,115	(1)
Provision for impairment	(4)	(4)	(4)	(4)

	5,718	2,943	36,028	45,601

Of which:
Due from third parties			2,587	2,168
Due from subsidiary undertakings(2)			33,441	43,433	(1)
			36,028	45,601

Amounts include:
Reverse repurchase agreements	59	—	59	—

	Group		Allied Irish Banks, p.l.c.
	2011 € m	2010 € m	2011 € m	2010 € m
Loans and receivables to banks by geographical area(3)
Republic of Ireland	1,120	1,033	31,894	43,769
United States of America	7	212	7	212
United Kingdom	4,589	1,695	4,125	1,618
Poland	—	—	2	—
Rest of the world	2	3	—	2

	5,718	2,943	36,028	45,601

(1)	A subordinated loan to as subsidiary amounting to € 360 million has been reclassed to ‘Investments in Group undertakings’.
(2)	Amounts due from subsidiary undertakings may include repurchase agreements.
(3)	The classification of loans and receivables to banks by geographical area is based primarily on the location of the office recording the transaction.

Under reverse repurchase agreements, the Group has accepted collateral that it is permitted to sell or repledge in the absence of default by the owner of the collateral. The fair value of collateral received amounted to € 55 million (2010: Nil). The collateral received consisted of government securities of € 55 million (2010: Nil). The fair value of collateral sold or repledged amounted to Nil (2010: Nil).

These transactions are conducted under terms that are usual and customary to standard reverse repurchase agreements.

30 Loans and receivables to customers

	Group		Allied Irish Banks, p.l.c.
	2011 € m	2010 € m	2011 € m	2010 € m
Loans and receivables to customers	95,373	91,120	50,964	67,775
Amounts receivable under finance leases and hire purchase contracts (note 31)	1,208	1,552	521	633
Unquoted debt securities	891	965	786	875
Provisions for impairment (note 32)	(14,932)	(7,287)	(10,197)	(5,787)

	82,540	86,350	42,074	63,496

Of which:
Due from third parties			30,206	48,293
Due from subsidiary undertakings(1)(2)			11,868	15,203
			42,074	63,496

Of which repayable on demand or at short notice	22,930	14,894	19,410	11,098
Amounts include:
Due from associated undertakings	1	128	1	128

(1)	Of which Nil (2010: € 83 million) relates to subordinated loans.
(2)	Amounts due from subsidiary undertakings may include repurchase agreements.

The unwind of the discount on the carrying amount of impaired loans amounted to € 231 million (2010: € 156 million) and is included in the carrying value of loans and receivables to customers. This has been credited to interest income.

In 2009, certain financial investments available for sale amounting to € 13 million were reclassified to the ‘loans and receivables to customers’ category. The fair value of reclassified assets at 31 December 2011 was € 1 million (2010: € 9 million). As of reclassification date, the effective interest rates on reclassified available for sale financial assets were in the range 4.79% – 6.44%; the expected gross recoverable cash flows were € 18 million; and the fair value loss recognised in equity was € 8 million. If the reclassification had not been made, the Group’s statement of comprehensive income for the year ended 31 December 2011 would have included fair value gains of € 3 million (2010 gains of: € 1 million).

Notes to the accounts

31 Amounts receivable under finance leases and hire purchase contracts

The following balances principally comprise of leasing arrangements involving vehicles, plant, machinery and equipment.

	Group		Allied Irish Banks, p.l.c.
	2011 € m	2010 € m	2011 € m	2010 € m
Gross receivables
Not later than 1 year	504	328	163	93
Later than one year and not later than 5 years	724	1,215	392	562
Later than 5 years	38	80	20	39

	1,266	1,623	575	694
Unearned future finance income	(61)	(75)	(56)	(64)
Deferred costs incurred on origination	3	4	2	3

Total	1,208	1,552	521	633

Present value of minimum payments analysed by residual maturity
Not later than 1 year	493	325	160	91
Later than one year and not later than 5 years	680	1,155	345	509
Later than 5 years	35	72	16	33

Present value of minimum payments	1,208	1,552	521	633

Provision for uncollectible minimum payments receivable(1)	227	199	104	89
Unguaranteed residual values accruing to the benefit of the Group	2	7	—	—
Net investment in new business	273	337	158	165

(1)	Included in the provision for impairment of loans and receivables to customers (note 32).

32 Provisions for impairment of loans and receivables

The following tables show provisions for impairment of loans and receivables (both to banks and customers) on a total Group basis and include (i) continuing operations; (ii) held for sale to NAMA; and (iii) loans and receivables within disposal groups and non-current assets held for sale. The classification of loans and receivables into corporate/commercial, residential mortgages, and other relate to classification used in the Group’s ratings tools and are explained in the ‘Risk management’ section.

	2011
Group	Corporate/ Commercial € m	Residential mortgages € m	Other € m	Total € m
Provisions
At 1 January 2011	6,283	665	1,028	7,976
Exchange translation adjustments	66	8	—	74
Acquisition of subsidiaries	302	436	—	738
Transferred on disposal of subsidiary	(133)	(11)	(216)	(360)
Charge against income statement:
Continuing operations	5,966	1,582	313	7,861
Discontinued operations	9	—	15	24
	5,975	1,582	328	7,885
Amounts written off	(665)	(32)	(105)	(802)
Recoveries of amounts written off in previous years	2	—	2	4
Provisions on loans and receivable transferred to NAMA (note 25)	(568)	—	(2)	(570)

At 31 December 2011	11,262	2,648	1,035	14,945

Total provisions are split as follows:
Specific	9,648	1,754	859	12,261
IBNR	1,614	894	176	2,684

	11,262	2,648	1,035	14,945

Amounts include:
Loans and receivables to banks (note 29)				4
Loans and receivables to customers (note 30)				14,932
Loans and receivables held for sale to NAMA (note 25)				—
Loans and receivables of disposal groups and non-current assets held for sale (note 26)				9

				14,945

Notes to the accounts

32 Provisions for impairment of loans and receivables (continued)

	2010
Group	Corporate/ Commercial € m	Residential mortgages € m	Other € m	Total € m
Provisions
At 1 January 2010	6,407	141	608	7,156
Adjustment to opening classifications(1)	(142)	44	98	—
Exchange translation adjustments	31	1	8	40
Charge against income statement:
Continuing operations	5,177	512	326	6,015
Discontinued operations	11	3	91	105
	5,188	515	417	6,120
Amounts written off	(669)	(36)	(108)	(813)
Recoveries of amounts written off in previous years	43	—	5	48
Provisions on loans and receivables transferred to NAMA	(4,569)	—	—	(4,569)
Transfers out	(6)	—	—	(6)

At 31 December 2010	6,283	665	1,028	7,976

Total provisions are split as follows:
Specific	4,605	257	784	5,646
IBNR	1,678	408	244	2,330

	6,283	665	1,028	7,976

Amounts include:
Loans and receivables to banks (note 29)				4
Loans and receivables to customers (note 30)				7,287
Loans and receivables held for sale to NAMA (note 25)				329
Loans and receivables of discontinued operations (note 72)				344
Loans and receivables of disposal groups and non-current assets held for sale (note 26)				12

				7,976

(1)	The analysis between corporate/commercial, residential mortgages, and other, was amended in 2010 to a more appropriate classification.

32 Provisions for impairment of loans and receivables (continued)

	2011
Allied Irish Banks, p.l.c.	Corporate/ Commercial € m	Residential mortgages € m	Other € m	Total € m
Provisions
At 1 January 2011	5,267	146	527	5,940
Exchange translation adjustments	14	1	—	15
Charge against income statement	4,929	143	234	5,306
Amounts written off	(536)	(10)	(92)	(638)
Recoveries of amounts written off in previous years	2	—	—	2
Provisions on loans and receivables transferred to NAMA	(309)	—	—	(309)
Provisions on mortgage business transferred to subsidiary	—	(106)	—	(106)

At 31 December 2011	9,367	174	669	10,210

Total provisions are split as follows:
Specific	8,144	109	516	8,769
IBNR	1,223	65	153	1,441

	9,367	174	669	10,210

Amounts include:
Loans and receivables to banks (note 29)				4
Loans and receivables to customers (note 30)				10,197
Loans and receivables held for sale to NAMA (note 25)				—
Loans and receivables of disposal groups and non-current assets held for sale (note 26)				9

				10,210

Notes to the accounts

32 Provisions for impairment of loans and receivables (continued)

	2010
Allied Irish Banks, p.l.c.	Corporate/ Commercial € m	Residential mortgages € m	Other € m	Total € m
Provisions
At 1 January 2010	5,655	28	243	5,926
Adjustment to opening classifications(1)	(112)	14	98	—
Exchange translation adjustments	9	—	—	9
Charge against income statement	4,618	119	254	4,991
Amounts written off	(437)	(15)	(70)	(522)
Recoveries of amounts written off in previous years	40	—	2	42
Provisions on loans and receivables transferred to NAMA	(4,502)	—	—	(4,502)
Transfers out	(4)	—	—	(4)

At 31 December 2010	5,267	146	527	5,940

Total provisions are split as follows:
Specific	3,729	56	427	4,212
IBNR	1,538	90	100	1,728

	5,267	146	527	5,940

Amounts include:
Loans and receivables to banks (note 29)				4
Loans and receivables to customers (note 30)				5,787
Loans and receivables held for sale to NAMA (note 25)				137
Loans and receivables of disposal groups and non-current assets held for sale (note 26)				12

				5,940

(1)	The analysis between corporate/commercial, residential mortgages, and other, was amended in 2010 to a more appropriate classification.

33 NAMA senior bonds

During 2010 and 2011, loans and receivables transferred to NAMA for which AIB received as consideration NAMA senior bonds and in addition NAMA subordinated bonds.

The accounting policy for the NAMA senior bonds is that for loans and receivables which is set out in accounting policy 17.

These bonds carry a guarantee of the Irish Government with interest payable semi-annually each March and September at a rate of six month Euribor. The interest reset date is the second business day prior to the start of each interest period. The bonds were issued from 1 March 2010 and all bonds issued on or after 1 March in any year will mature on or prior to 1 March in the following year. The bonds will therefore be issued with a maximum maturity of 364 days from the date of issue.

At the option of the issuer, all or some of the bonds may be physically settled at maturity by issuing a new bond on the same terms as the existing bond, other than maturity which may be up to 364 days from the date of issue even if the existing bond has a shorter maturity.

The following table provides a movement analysis of the NAMA senior bonds:

	Group		Allied Irish Banks, p.l.c.
	2011 € m	2010 € m	2011 € m	2010 € m
At 1 January 2011	7,869	—	7,869	—
Purchased from Anglo Irish Bank Corporation (notes 23 and 56(b)(ii))	11,854	—	11,854	—
Acquisition of subsidiary(1)	301	—	—	—
Additions	803	7,864	769	7,864
Net returns	(148)	—	(165)	—
Amortisation of discount	68	5	68	5
Maturities	(891)	—	(886)	—

At 31 December 2011	19,856	7,869	19,509	7,869

(1)	Acquired on acquisition of EBS (note 24).

The estimated fair value of these bonds at 31 December 2011 is € 20,061 million (31 December 2010: € 7,834 million). The nominal value of these bonds is € 20,311 million (31 December 2010: € 8,036 million). Whilst these bonds do not have an external credit rating the Group has attributed to them a rating of BBB+ i.e. the external rating of the Sovereign.

Notes to the accounts

34 Financial investments available for sale

The following tables give, for the Group and Allied Irish Banks, p.l.c. at 31 December 2011 and 31 December 2010, the carrying value (fair value) of financial investments available for sale by major classifications together with the unrealised gains and losses.

	2011
	Fair value € m	Unrealised gross gains € m	Unrealised gross losses € m	Net unrealised gains/(losses) € m	Tax effect € m	Net after tax € m
Group
Debt securities
Irish Government securities	5,217	40	(531)	(491)	61	(430)
Euro government securities	1,860	102	(62)	40	(5)	35
Non Euro government securities	1,270	207	(3)	204	(40)	164
Supranational banks and government agencies	1,147	10	(1)	9	(1)	8
Collateralised mortgage obligations	509	—	(12)	(12)	2	(10)
Other asset backed securities	1,210	—	(353)	(353)	44	(309)
Euro bank securities	3,055	43	(77)	(34)	4	(30)
Non Euro bank securities	476	4	(12)	(8)	1	(7)
Euro corporate securities	110	4	(6)	(2)	—	(2)
Non Euro corporate securities	279	15	(5)	10	(2)	8
Other investments	12	—	—	—	—	—

Total debt securities	15,145	425	(1,062)	(637)	64	(573)
Equity securities
Equity securities - NAMA subordinated bonds	132	—	—	—	—	—
Equity securities - other	112	18	(24)	(6)	—	(6)

Total financial investments available for sale	15,389	443	(1,086)	(643)	64	(579)

Allied Irish Banks, p.l.c.
Debt securities
Irish Government securities	4,861	—	(330)	(330)	41	(289)
Euro government securities	1,830	101	(62)	39	(5)	34
Non Euro government securities	696	95	(3)	92	(12)	80
Supranational banks and government agencies	1,147	10	(1)	9	(1)	8
Collateralised mortgage obligations	509	—	(12)	(12)	2	(10)
Other asset backed securities	1,210	—	(353)	(353)	44	(309)
Euro bank securities	2,054	15	(92)	(77)	10	(67)
Non Euro bank securities	424	4	(2)	2	—	2
Euro corporate securities	110	4	(6)	(2)	—	(2)
Non Euro corporate securities	279	15	(5)	10	(2)	8
Other investments	12	—	—	—	—	—

Total debt securities	13,132	244	(866)	(622)	77	(545)
Equity securities
Equity securities - NAMA subordinated bonds	127	—	—	—	—	—
Equity securities - other	77	5	(21)	(16)	3	(13)

Total financial investments available for sale	13,336	249	(887)	(638)	80	(558)

34 Financial investments available for sale (continued)

	2010
	Fair value € m	Unrealised gross gains € m	Unrealised gross losses € m	Net unrealised gains/(losses) € m	Tax effect € m	Net after tax € m
Group
Debt securities
Irish Government securities	4,309	—	(632)	(632)	111	(521)
Euro government securities	3,517	44	(50)	(6)	1	(5)
Non Euro government securities	1,693	88	(3)	85	(17)	68
Supranational banks and government agencies	1,317	15	(8)	7	(1)	6
U.S. Treasury & U.S. Government agencies	183	2	—	2	—	2
Collateralised mortgage obligations	885	1	(22)	(21)	3	(18)
Other asset backed securities	2,560	1	(291)	(290)	36	(254)
Euro bank securities	3,966	25	(79)	(54)	7	(47)
Non Euro bank securities	1,433	6	(87)	(81)	10	(71)
Euro corporate securities	187	10	(3)	7	(2)	5
Non Euro corporate securities	449	27	(3)	24	(6)	18
Other investments	12	—	—	—	—	—

Total debt securities	20,511	219	(1,178)	(959)	142	(817)
Equity securities
Equity securities - NAMA subordinated bonds	169	—	(51)	(51)	6	(45)
Equity securities - other	145	23	(11)	12	(2)	10

Total financial investments available for sale	20,825	242	(1,240)	(998)	146	(852)

Allied Irish Banks, p.l.c.
Debt securities
Irish Government securities	3,656	—	(409)	(409)	51	(358)
Euro government securities	3,351	43	(50)	(7)	1	(6)
Non Euro government securities	1,083	42	(3)	39	(5)	34
Supranational banks and government agencies	1,317	15	(8)	7	(1)	6
U.S. Treasury & U.S. Government agencies	183	2	—	2	—	2
Collateralised mortgage obligations	885	1	(22)	(21)	3	(18)
Other asset backed securities	2,560	1	(291)	(290)	36	(254)
Euro bank securities	3,966	25	(79)	(54)	7	(47)
Non Euro bank securities	1,433	6	(87)	(81)	10	(71)
Euro corporate securities	187	10	(3)	7	(2)	5
Non Euro corporate securities	449	27	(3)	24	(6)	18
Other investments	12	—	—	—	—	—

Total debt securities	19,082	172	(955)	(783)	94	(689)
Equity securities
Equity securities - NAMA subordinated bonds	169	—	(51)	(51)	6	(45)
Equity securities - other	68	9	(8)	1	—	1

Total financial investments available for sale	19,319	181	(1,014)	(833)	100	(733)

Notes to the accounts

34 Financial investments available for sale (continued)

Analysis of movements in financial investments available for sale	Debt securities € m	Equity securities € m	Total € m
Group
At 1 January 2011	20,511	314	20,825
Acquisition of subsidiary(1)	1,684	6	1,690
Reclassification to disposal groups and non-current assets held for sale (note 26)	—	(22)	(22)
Exchange translation adjustments	(24)	(3)	(27)
Purchases	1,696	64	1,760
Additions(2)	—	19	19
NAMA subordinated bonds - additions	—	15	15
Return of NAMA subordinated bonds	—	(3)	(3)
Sales	(3,920)	(67)	(3,987)
Maturities	(4,902)	—	(4,902)
Provisions for impairment of financial investments available for sale	(164)	(119)	(283)
Amortisation of discounts net of premiums	(8)	—	(8)
Movement in unrealised gains	272	40	312

At 31 December 2011	15,145	244	15,389

Allied Irish Banks, p.l.c.
At 1 January 2011	19,082	237	19,319
Exchange translation adjustments	(13)	(1)	(14)
Purchases	2,321	57	2,378
Additions	—	18	18
NAMA subordinated bonds - additions	—	14	14
Return of NAMA subordinated bonds	—	(3)	(3)
Sales	(3,903)	(34)	(3,937)
Maturities	(4,314)	—	(4,314)
Provisions for impairment of financial investments available for sale	(164)	(111)	(275)
Amortisation of discounts net of premiums	(3)	—	(3)
Movement in unrealised gains	126	27	153

At 31 December 2011	13,132	204	13,336

(1)	Excludes intercompany debt securities amounting to € 275 million which were eliminated on consolidation.
(2)	Additions relate to transfers from loans and receivables arising from debt/equity restructures and other additions.

34 Financial investments available for sale (continued)

Analysis of movements in financial investments available for sale	Debt securities € m	Equity securities € m	Total € m
Group
At 1 January 2010	25,009	327	25,336
Reclassification to disposal groups and non-current assets held for sale (note 26)	(1,426)	(162)	(1,588)
Exchange translation adjustments	632	4	636
Purchases	6,375	17	6,392
Additions(2)	—	27	27
NAMA senior bonds/subordinated bonds	7,864	220	8,084
Sales	(5,133)	(47)	(5,180)
Maturities	(4,125)	—	(4,125)
Reclassification of NAMA senior bonds to loans and receivables	(7,869)	—	(7,869)
Provisions for impairment of financial investments available for sale	(56)	(18)	(74)
Amortisation of discounts net of premiums	13	—	13
Movement in unrealised losses	(773)	(54)	(827)

At 31 December 2010	20,511	314	20,825

Allied Irish Banks, p.l.c.
At 1 January 2010	22,091	87	22,178
Exchange translation adjustments	618	1	619
Purchases	5,915	15	5,930
NAMA senior bonds/subordinated bonds	7,864	220	8,084
Sales	(5,127)	(32)	(5,159)
Maturities	(3,780)	—	(3,780)
Reclassification of NAMA senior bonds to loans and receivables	(7,869)	—	(7,869)
Provisions for impairment of financial investments available for sale	(56)	(2)	(58)
Amortisation of discounts net of premiums	12	—	12
Movement in unrealised losses	(586)	(52)	(638)

At 31 December 2010	19,082	237	19,319

(2)	Additions relate to transfers from loans and receivables arising from debt/equity restructures and other additions.

	Group		Allied Irish Banks, p.l.c.
Debt securities analysed by remaining contractual maturity	2011 € m	2010 € m	2011 € m	2010 € m
Due within one year	2,276	4,547	2,007	4,224
After one year, but within five years	6,645	7,791	5,633	7,791
After five years, but within ten years	3,612	4,113	3,349	3,235
After ten years	2,612	4,060	2,143	3,832

	15,145	20,511	13,132	19,082

	Group		Allied Irish Banks, p.l.c.
Financial investments available for sale	2011 € m	2010 € m	2011 € m	2010 € m
Of which listed:
Debt securities	15,133	20,499	13,120	19,070
Equity securities	54	37	48	28
	15,187	20,536	13,168	19,098
Of which unlisted:
Debt securities	12	12	12	12
Equity securities	190	277	156	209
	202	289	168	221

	15,389	20,825	13,336	19,319

Notes to the accounts

34 Financial investments available for sale (continued)

The following table gives for the Group and Allied Irish Banks, p.l.c. at 31 December 2011, an analysis of the securities portfolio with unrealised losses, distinguishing between securities with continuous unrealised loss positions of less than 12 months and those with continuous unrealised loss positions for periods in excess of 12 months.

	2011			2011
	Fair value			Unrealised losses
	Investments with unrealised losses of less than 12 months € m	Investments with unrealised losses of more than 12 months € m	Total € m	Unrealised losses of less than 12 months € m	Unrealised losses of more than 12 months € m	Total € m
Group
Debt securities
Irish Government securities	2,040	2,822	4,862	(192)	(339)	(531)
Euro government securities	—	280	280	—	(62)	(62)
Non Euro government securities	23	9	32	(2)	(1)	(3)
Supranational banks and government agencies	2	70	72	—	(1)	(1)
Collateralised mortgage obligations	355	149	504	(3)	(9)	(12)
Other asset backed securities	191	1,013	1,204	(15)	(338)	(353)
Euro bank securities	174	1,210	1,384	(3)	(74)	(77)
Non Euro bank securities	194	53	247	(2)	(10)	(12)
Euro corporate securities	18	42	60	(2)	(4)	(6)
Non Euro corporate securities	35	35	70	(2)	(3)	(5)

Total debt securities	3,032	5,683	8,715	(221)	(841)	(1,062)
Equity securities
Equity securities - NAMA subordinated bonds	—	—	—	—	—	—
Equity securities - other	39	9	48	(21)	(3)	(24)

Total	3,071	5,692	8,763	(242)	(844)	(1,086)

Allied Irish Banks, p.l.c.
Debt securities
Irish Government securities	2,040	2,822	4,862	(192)	(138)	(330)
Euro government securities	—	280	280	—	(62)	(62)
Non Euro government securities	23	9	32	(2)	(1)	(3)
Supranational banks and government agencies	2	70	72	—	(1)	(1)
Collateralised mortgage obligations	355	150	505	(3)	(9)	(12)
Other asset backed securities	191	1,013	1,204	(15)	(338)	(353)
Euro bank securities	174	1,241	1,415	(3)	(89)	(92)
Non Euro bank securities	194	—	194	(2)	—	(2)
Euro corporate securities	18	42	60	(2)	(4)	(6)
Non Euro corporate securities	35	35	70	(2)	(3)	(5)

Total debt securities	3,032	5,662	8,694	(221)	(645)	(866)
Equity securities
Equity securities - NAMA subordinated bonds	—	—	—	—	—	—
Equity securities - other	39	1	40	(21)	—	(21)

Total	3,071	5,663	8,734	(242)	(645)	(887)

34 Financial investments available for sale (continued)

The following table gives for the Group and Allied Irish Banks, p.l.c. at 31 December 2010, an analysis of the securities portfolio with unrealised losses, distinguishing between securities with continuous unrealised loss positions of less than 12 months and those with continuous unrealised loss positions for periods in excess of 12 months.

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

Available for sale financial investments with unrealised losses have been assessed for impairment based on the credit risk profile of the counterparties involved. Impairment losses on debt securities of € 164 million (2010: € 56 million) and € 119 million (2010: € 18 million) on equity securities have been recognised as set out in note 13. For Allied Irish Banks, p.l.c., these amounts are € 164 million for debt securities and € 111 million for equity securities respectively (2010: € 56 million and € 2 million respectively).

Notes to the accounts

35 Interests in associated undertakings

Included in the Group income statement is the contribution from investments in associated undertakings as follows:

	2011 € m	2010 € m	2009 € m
Income statement
Share of results of associated undertakings(1)	(1)	43	46
(Impairment)/reversal of impairment of associated undertakings	(36)	201	(308)
Loss recognised on the remeasurement to fair value less costs to sell of discontinued operations	—	(50)	—
Loss on the disposal of investment in associated undertakings	—	(231)	—

	(37)	(37)	(262)

Analysed as to:
Continuing operations	(37)	18	(3)
Discontinued operations (note 18)(2)	—	(55)	(259)

	(37)	(37)	(262)

		2011 € m	2010 € m
Share of net assets including goodwill
At 1 January		301	1,641
Exchange translation adjustments		1	37
Disposal of associate held by subsidiary (note 18)		(18)	—
Disposal of associate		—	(1,529)
Income for the year
Continuing operations		(1)	18
Discontinued operations		—	25
		(1)	43
Dividends received from associates		(5)	(48)
(Impairment)/reversal of impairment of associated undertakings:
Continuing operations		(36)	—
Discontinued operations		—	201
		(36)	201
Loss recognised on the remeasurement to fair value less costs to sell of discontinued operations		—	(50)
Other movements		4	6

At 31 December		246	301

Analysed as to:
Aviva Life Holdings Ireland Limited (note 36)		196	245
Other(3)		50	56

		246	301

Disclosed in the statement of financial position within:
Interests in associated undertakings		50	283
Disposal groups and non-current assets held for sale (note 26)		196	18

		246	301

Of which listed on a recognised stock exchange		—	3

(1)	Includes Aviva Life Holdings Ireland Limited € 17 million loss (note 36), AIB Merchant Services € 13 million profit and Other, € 3 million profit.
(2)

At 30 March 2010, the Group announced that certain of its operations were to be sold, amongst which included M&T Bank Corporation. Subsequently, Bulgarian American Credit Bank AD (“BACB”) and associate interests held by BZWBK, were considered to be held for sale. These associates were no longer accounted for using the equity method in accordance with IAS 28 as they were classified as discontinued operations. On 4 November 2010, the sale of M&T Bank Corporation was completed with the investment derecognised from that date (note 18). The sale of BZWBK completed on 1 April 2011. The sale of BACB completed on 17 June 2011.

(3)	Relates to the Group’s investments in Aviva Health Insurance Ireland Limited and AIB Merchant Services. In 2010, associates of BZWBK which have since been disposed of were also included.

35 Interests in associated undertakings (continued)

Summarised financial information for the Group’s associates is as follows:

	2011 € m	2010 € m
Total assets	12,237	12,901
Total liabilities	10,805	11,453
Revenues	1,163	1,371
Net profit	(9)	101

In relation to associated undertakings at 31 December 2011, contingent liabilities amount to Nil (2010: Nil) and commitments amount to Nil (2010: Nil).

Principal associated undertakings		Nature of business
Aviva Life Holdings Ireland Limited(1)		Manufacturer and distributor of life and pension products
Registered office:	1 Park Place, Hatch Street, Dublin 2, Ireland. (Ordinary shares of € 1.25 par value each – Group interest 24.99%)

Zolter Services Limited (trades as AIB Merchant Services)		Provider of merchant payment solutions
Registered office:	Unit 6, Belfield Business Park, Clonskeagh, Dublin 4, Ireland.

Other than as described above, the Group’s interests in associated undertakings are non-credit institutions and are held by subsidiary undertakings.

In accordance with the European Communities (Credit Institutions: Accounts) Regulations, 1992, Allied Irish Banks, p.l.c. will annex a full listing of associated undertakings to its annual return to the Companies Registration Office.

(1)

The Group interest is held directly by Allied Irish Banks, p.l.c. and carried at cost of € 12 million in the parent company statement of financial position. This is now classified in ‘disposal groups and non-current assets held for sale’. Details of Aviva Life Holdings Ireland Limited is set out in note 36.

Notes to the accounts

36 Interest in Aviva Life Holdings Ireland Limited

At 31 December 2011, AIB considered that it was highly probable that its investment in Aviva Life Holdings Ireland Limited (“ALH”) would be disposed of within twelve months following the cancellation in December 2011 of the distribution agreement between AIB and ALH and the conditions that existed in the shareholder agreement. Accordingly, ALH is classified as held for sale and included within ‘Disposal Groups and non-current assets held for sale’ (note 26).

An impairment loss of € 36 million on remeasurement of the disposal group to the lower of its carrying amount and its fair value less costs to sell has been recognised in associated undertakings in the consolidated income statement.

The contribution of ALH for the years ended 31 December 2011, 2010 and 2009 is included within share of results of associated undertakings as follows:

	2011 € m	2010 € m	2009 € m
Share of income/(loss) of ALH	(12)	4	5
Impairment of associate	(36)	—	—
Amortisation of intangible assets	(4)	(6)	(8)

Share of loss before taxation	(52)	(2)	(3)
Taxation attributable to policyholder returns	(1)	—	(9)

Loss attributable to shareholders before taxation	(53)	(2)	(12)
Taxation	—	2	(1)

Included within associated undertakings	(53)	—	(13)

In addition to the amounts included within share of results of associated undertakings, the Group recognised fee income on the sale of ALH life insurance and investment products, through its distribution channels, amounting to € 23 million for the year ended 31 December 2011 (2010: € 20 million; 2009: € 21 million).

The assets and liabilities of ALH at 31 December 2011 and 2010, accounted for in accordance with the accounting policies of the Group, are set out in the following table:

Summary of consolidated statement of financial position	2011 € m	2010 € m
Cash and placings with banks	1,906	1,473
Financial investments	8,424	9,010
Investment property	271	294
Property, plant and equipment	—	3
Reinsurance assets	588	599
Other assets	464	557

Total assets	11,653	11,936

Investment contract liabilities	5,605	6,101
Insurance contract liabilities	4,364	4,246
Other liabilities	498	503
Shareholders’ equity	1,186	1,086

Total liabilities and shareholders’ equity	11,653	11,936

The fair value of the investment in ALH, € 196 million, has been determined by a market related valuation of the Group’s share of the MCEV of ALH. The MCEV is calculated by projecting future cash flows of the business to present values using a risk free yield curve rate of 2.5%. Cash flows are projected using best estimates of demographic and economic variables; for example policyholders’ lapses are projected based on analysis of current behaviour.

37 Intangible assets and goodwill

	Group				Allied Irish Banks, p.l.c.
	2011				2011
	Goodwill € m	Software € m	Other € m	Total € m	Goodwill € m	Software € m	Other € m	Total € m
Cost
At 1 January 2011	3	596	3	602	—	562	3	565
Acquisition of subsidiary(1)	—	75	—	75	—	—	—	—
Disposal of subsidiary	(3)	(1)	—	(4)	—	—	—	—
Reclassification to disposal groups and non-current assets held for sale (note 26)	—	(9)	—	(9)	—	—	—	—
Additions - internally generated	—	27	—	27	—	25	—	25
- externally purchased	—	6	—	6	—	6	—	6
Amounts written off(2)	—	(47)	—	(47)	—	(46)	—	(46)
Disposals	—	(16)	—	(16)	—	(15)	—	(15)

At 31 December 2011	—	631	3	634	—	532	3	535

Amortisation/impairment
At 1 January 2011	1	405	3	409	—	377	3	380
Acquisition of subsidiary(1)	—	54	—	54	—	—	—	—
Disposal of subsidiary	(1)	(1)	—	(2)	—	—	—	—
Reclassification to disposal groups and non-current assets held for sale (note 26)	—	(6)	—	(6)	—	—	—	—
Amortisation for the year	—	63	—	63	—	59	—	59
Impairment for the year	—	3	—	3	—	3	—	3
Amounts written off(2)	—	(47)	—	(47)	—	(46)	—	(46)
Disposals	—	(16)	—	(16)	—	(15)	—	(15)

At 31 December 2011	—	455	3	458	—	378	3	381

Net book value at 31 December	—	176	—	176	—	154	—	154

Internally generated intangible assets under construction amounted to: Group € 30 million; Allied Irish Banks, p.l.c. € 30 million. Internally generated software amounted to: Group € 337 million; Allied Irish Banks, p.l.c. € 264 million.

(1)	Relates to the acquisition of EBS Limited (“EBS”) (note 24).
(2)	Relates to assets which are no longer in use with a nil carrying value.

Notes to the accounts

37 Intangible assets and goodwill (continued)

	Group				Allied Irish Banks, p.l.c.
	2010				2010
	Goodwill € m	Software € m	Other € m	Total € m	Goodwill € m	Software € m	Other € m	Total € m
Cost
At 1 January 2010	467	716	11	1,194	15	541	11	567
Reclassification to disposal groups and non-current assets held for sale (note 26)	(464)	(141)	(8)	(613)	(15)	—	(8)	(23)
Additions - internally generated	—	18	—	18	—	18	—	18
- externally purchased	—	5	—	5	—	5	—	5
Disposals	—	(2)	—	(2)	—	(2)	—	(2)

At 31 December 2010	3	596	3	602	—	562	3	565

Amortisation/impairment
At 1 January 2010	25	380	7	412	15	254	8	277
Reclassification to disposal groups and non-current assets held for sale (note 26)	(24)	(100)	(4)	(128)	(15)	—	(5)	(20)
Amortisation for the year	—	63	—	63	—	62	—	62
Impairment for the year	—	63	—	63	—	62	—	62
Disposals	—	(1)	—	(1)	—	(1)	—	(1)

At 31 December 2010	1	405	3	409	—	377	3	380

Net book value at 31 December	2	191	—	193	—	185	—	185

Internally generated intangible assets under construction amounted to: Group € 53 million; Allied Irish Banks, p.l.c.€ 53 million. Internally generated software amounted to: Group € 268 million; Allied Irish Banks, p.l.c. € 257 million.

The impairment charge for 2010 results from a decision not to continue with a significant technology project and also relates to the decision during 2010 to classify certain operations as discontinued operations.

The goodwill relates mainly to the acquisition of the holding in BZWBK which was reclassified to disposal groups and non-current assets held for sale. As detailed in note 18, the sale of the Group’s entire shareholding in BZWBK completed on the 1 April 2011. The remaining goodwill amounts which relate to unquoted investments, have been assessed for impairment through discounting projected cash flows with the resultant impairment charge, if any, recognised in the year.

38 Property, plant & equipment

	Property			Equipment	Total
Group	Freehold € m	Long leasehold € m	Leasehold under 50 years € m	€ m	€ m
Cost
At 1 January 2011	158	90	135	479	862
Acquisition of subsidiary(1)	30	10	19	23	82
Disposal of subsidiaries	—	—	—	(2)	(2)
Reclassification from/(to) disposal groups and non-current assets held for sale	1	3	(1)	(8)	(5)
Additions	—	1	5	11	17
Disposals	—	(1)	(6)	(21)	(28)
Exchange translation adjustments	1	—	1	2	4

At 31 December 2011	190	103	153	484	930

Depreciation/impairment
At 1 January 2011	40	22	82	370	514
Acquisition of subsidiary(1)	7	3	13	17	40
Disposal of subsidiaries	—	—	—	(1)	(1)
Reclassification to disposal groups and non-current assets held for sale	—	—	(1)	(8)	(9)
Depreciation charge for the year	6	3	10	30	49
Disposals	—	(1)	(4)	(20)	(25)
Exchange translation adjustments	—	—	1	1	2

At 31 December 2011	53	27	101	389	570

Net book value at 31 December 2011	137	76	52	95	360

	Property			Equipment	Total
Allied Irish Banks, p.l.c.	Freehold € m	Long leasehold € m	Leasehold under 50 years € m	€ m	€ m
Cost
Balance at 1 January 2011	118	82	85	416	701
Reclassification from disposal groups and non-current assets held for sale	1	3	—	—	4
Additions	—	1	4	11	16
Transfer of business(2)	6	—	—	—	6
Disposals	—	(1)	(5)	(20)	(26)

At 31 December 2011	125	85	84	407	701

Depreciation/impairment
At 1 January 2011	26	19	46	315	406
Depreciation charge for the year	4	2	6	27	39
Transfer of business(2)	1	—	—	—	1
Disposals	—	(1)	(4)	(18)	(23)

At 31 December 2011	31	20	48	324	423

Net book value at 31 December 2011	94	65	36	83	278

(1)	Relates to the acquisition of EBS Limited (“EBS”) (note 24).
(2)	Internal transfer from a subsidiary.

Notes to the accounts

38 Property, plant & equipment (continued)

	Property			Equipment	Total
Group	Freehold € m	Long leasehold € m	Leasehold under 50 years € m	€ m	€ m
Cost
At 1 January 2010	315	65	179	643	1,202
Reclassification to disposal groups and non-current assets held for sale (note 26)	(125)	—	(52)	(174)	(351)
Additions	3	1	4	17	25
Disposals	(1)	—	(6)	(11)	(18)
Reclassification	(34)	24	9	1	—
Exchange translation adjustments	—	—	1	3	4

At 31 December 2010	158	90	135	479	862

Depreciation/impairment
Accumulated depreciation at 1 January 2010	80	18	105	463	666
Reclassification to disposal groups and non-current assets held for sale (note 26)	(43)	—	(29)	(122)	(194)
Depreciation charge for the year	5	3	10	36	54
Disposals	—	—	(6)	(9)	(15)
Reclassification	(2)	1	1	—	—
Exchange translation adjustments	—	—	1	2	3

At 31 December 2010	40	22	82	370	514

Net book value at 31 December 2010	118	68	53	109	348

	Property			Equipment	Total
Allied Irish Banks, p.l.c.	Freehold € m	Long leasehold € m	Leasehold under 50 years € m	€ m	€ m
Cost
At 1 January 2010	159	57	79	409	704
Reclassification to disposal groups and non-current assets held for sale (note 26)	(7)	—	—	—	(7)
Additions	1	1	3	16	21
Disposals	(1)	—	(6)	(10)	(17)
Reclassification	(34)	24	9	1	—

At 31 December 2010	118	82	85	416	701

Depreciation/impairment
Accumulated depreciation at 1 January 2010	27	15	44	292	378
Reclassification to disposal groups and non-current assets held for sale (note 26)	(3)	—	—	—	(3)
Depreciation charge for the year	4	3	7	32	46
Disposals	—	—	(6)	(9)	(15)
Reclassification	(2)	1	1	—	—

At 31 December 2010	26	19	46	315	406

Net book value at 31 December 2010	92	63	39	101	295

The net book value of property occupied by the Group for its own activities was € 263 million (2010: € 238 million), excluding those held as disposal groups and non-current assets held for sale. The net book value of property occupied by Allied Irish Banks, p.l.c. for its own activities was € 195 million (2010: € 193 million). Property leased to others by AIB Group had a book value of € 2 million (2010: Nil). There was no such property in Allied Irish Banks, p.l.c.

Property and equipment did not include any amounts for items in the course of construction for either the Group or Allied Irish Banks, p.l.c. In 2010, € 1 million was included for items in the course of construction for both Group and Allied Irish Banks, p.l.c.

39 Deferred taxation

	Group		Allied Irish Banks, p.l.c.
	2011 € m	2010 € m	2011 € m	2010 € m
Deferred tax assets:
Provision for impairment of loans and receivables	(4)	(69)	(1)	(1)
Amortised income	—	(23)	—	—
Available for sale securities	(148)	(159)	(135)	(138)
Retirement benefits	(93)	(63)	(105)	(47)
Temporary difference on provisions for future commitments in relation to the funding of Icarom plc (under Administration)	(1)	(3)	(1)	(3)
Assets leased to customers	(20)	(35)	—	—
Unutilised tax losses	(3,707)	(2,138)	(2,513)	(1,692)
Other	—	(40)	(3)	(11)

Total gross deferred tax assets	(3,973)	(2,530)	(2,758)	(1,892)

Deferred tax liabilities:
Cash flow hedges	28	61	14	51
Amortised income on loans	204	—	—	—
Assets used in business	16	9	6	5
Available for sale securities	33	—	—	—

Total gross deferred tax liabilities	281	70	20	56

Net deferred tax assets	(3,692)	(2,460)	(2,738)	(1,836)

Represented on the balance sheet as follows:
Deferred tax assets	(3,692)	(2,460)	(2,738)	(1,836)

Of which:
Continuing operations	(3,692)	(2,384)	(2,738)	(1,836)
Discontinued operations	—	(76)	—	—

	(3,692)	(2,460)	(2,738)	(1,836)

For each of the years ended 31 December 2011 and 2010 full provision has been made for capital allowances and other temporary differences.

	Group		Allied Irish Banks, p.l.c.
Analysis of movements in deferred taxation	2011 € m	2010 € m	2011 € m	2010 € m
At 1 January	(2,384)	(583)	(1,836)	(469)
Acquisition of subsidiary (note 24)	(148)	—	—	—
Reclassification to disposal groups and non-current assets held for sale (note 26)	—	65	—	—
Exchange translation and other adjustments	(23)	(1)	1	(1)
Deferred tax through equity	11	(151)	(97)	(113)
Income statement (note 17)	(1,148)	(1,714)	(806)	(1,253)

At 31 December - continuing operations	(3,692)	(2,384)	(2,738)	(1,836)

Notes to the accounts

39 Deferred taxation (continued)

Comments on the basis of recognition of deferred tax assets on unused tax losses are included in ‘Critical accounting policies and estimates’ on page 50. Comments on the prospective regulatory capital treatment of deferred tax assets are included in ‘Risk factors’ on page 67.

At 31 December 2011 recognised deferred tax assets on tax losses and other temporary differences, net of deferred tax liabilities, totalled € 3,692 million (2010: € 2,384 million). The most significant tax losses arise in the Irish tax jurisdiction and their utilisation is dependent on future taxable profits.

Temporary differences recognised in other comprehensive income consist of deferred tax on available for sale securities, cash flow hedges and actuarial gain/loss on retirement benefit schemes. Temporary differences recognised in the income statement consist of provision for impairment of loans and receivables, amortised income, assets leased to customers, and assets used in the course of business.

Net deferred tax assets of € 3,692 million (2010: € 2,384 million) are expected to be recovered after more than 12 months; Allied Irish Banks, p.l.c. € 2,738 million (2010: € 1,836 million).

For certain subsidiaries and branches, the Group has concluded that it is more likely than not that there will be insufficient profits to support recognition of deferred tax assets. As a result, the Group has not recognised deferred tax assets in respect of unused tax losses of € 556 million in Ireland, the United Kingdom and the United States of America (2010: € 1 million) and foreign tax credits, for Irish tax purposes, of Nil (2010: € 5 million). Of the tax losses of € 556 million for which no deferred tax is recognised, € 53 million expire in 2031 and the remainder have no expiry date.

The aggregate amount of temporary differences associated with investments in subsidiaries, branches and associates and interests in joint ventures, for which deferred tax liabilities have not been recognised amounted to Nil (2010: Nil).

The net deferred tax asset on items recognised directly in equity amounted to € 198 million (2010: € 168 million); Allied Irish Banks, p.l.c. € 214 million (2010: € 120 million).

39 Deferred taxation (continued)

Analysis of income tax relating to other comprehensive income

	2011
Continuing operations	Gross € m	Tax € m	Net of tax € m	Non- controlling interests net of tax € m	Net amount attributable to owners of the parent € m
Loss for the year	(5,108)	1,188	(3,920)	—	(3,920)
Exchange translation adjustments	(11)	—	(11)	—	(11)
Net change in cash flow hedge reserve	(242)	33	(209)	—	(209)
Net change in fair value of available for sale securities	145	(33)	112	—	112
Net actuarial gains in retirement benefit schemes	(534)	70	(464)	—	(464)
Recognised losses in associated undertakings	4	—	4	—	4

Total comprehensive income for the year	(5,746)	1,258	(4,488)	—	(4,488)

Attributable to:
Owners of the parent	(5,746)	1,258	(4,488)	—	(4,488)

	2011
Discontinued operations	Gross € m	Tax € m	Net of tax € m	Non- controlling interests net of tax € m	Net amount attributable to owners of the parent € m
Loss for the year	1,645	(17)	1,628	20	1,608
Exchange translation adjustments	(134)	—	(134)	(5)	(129)
Net change in cash flow hedge reserve	1	—	1	—	1
Net change in fair value of available for sale securities	(99)	25	(74)	(3)	(71)

Total comprehensive income for the year	1,413	8	1,421	12	1,409

Attributable to:
Owners of the parent	1,401	8	1,409	—	1,409
Non-controlling interests	12	—	12	12	—

	1,413	8	1,421	12	1,409

Notes to the accounts

39 Deferred taxation (continued)

Analysis of income tax relating to other comprehensive income

	2010
Continuing operations	Gross € m	Tax € m	Net of tax € m	Non- controlling interests net of tax € m	Net amount attributable to owners of the parent € m
Loss for the year	(12,071)	1,710	(10,361)	—	(10,361)
Exchange translation adjustments	89	—	89	—	89
Net change in cash flow hedge reserve	(48)	7	(41)	—	(41)
Net change in fair value of available for sale securities	(957)	144	(813)	—	(813)
Net actuarial gains in retirement benefit schemes	3	(2)	1	—	1
Recognised losses in associated undertakings	(13)	—	(13)	—	(13)

Total comprehensive income for the year	(12,997)	1,859	(11,138)	—	(11,138)

Attributable to:
Owners of the parent	(12,997)	1,859	(11,138)	—	(11,138)
Non-controlling interests	—	—	—	—	—

	(12,997)	1,859	(11,138)	—	(11,138)

	2010
Discontinued operations	Gross € m	Tax € m	Net of tax € m	Non- controlling interests net of tax € m	Net amount attributable to owners of the parent € m
Loss for the year	271	(72)	199	70	129
Exchange translation adjustments	50	—	50	14	36
Net change in fair value of available for sale securities	4	(1)	3	1	2
Recognised gains in associated undertakings	218	—	218	—	218

Total comprehensive income for the year	543	(73)	470	85	385

Attributable to:
Owners of the parent	458	(73)	385	—	385
Non-controlling interests	85	—	85	85	—

	543	(73)	470	85	385

39 Deferred taxation (continued)

Analysis of income tax relating to other comprehensive income

	2009
Continuing operations	Gross € m	Tax € m	Net of tax € m	Non- controlling interests net of tax € m	Net amount attributable to owners of the parent € m
Loss for the year	(2,662)	373	(2,289)	20	(2,309)
Exchange translation adjustments	127	—	127	—	127
Net change in cash flow hedge reserve	(69)	4	(65)	—	(65)
Net change in fair value of available for sale securities	277	(58)	219	—	219
Net actuarial gains in retirement benefit schemes	180	(6)	174	—	174

Total comprehensive income for the year	(2,147)	313	(1,834)	20	(1,854)

Attributable to:
Owners of the parent	(2,167)	313	(1,854)	—	(1,854)
Non-controlling interests	20	—	20	20	—

	(2,147)	313	(1,834)	20	(1,854)

	2009
Discontinued operations	Gross € m	Tax € m	Net of tax € m	Non- controlling interests net of tax € m	Net amount attributable to owners of the parent € m
Loss for the year	6	(51)	(45)	59	(104)
Exchange translation adjustments	31	—	31	14	17
Net change in cash flow hedge reserve	6	(2)	4	—	4
Net change in fair value of available for sale securities	23	(4)	19	9	10
Recognised losses in associated undertakings	(40)	—	(40)	—	(40)

Total comprehensive income for the year	26	(57)	(31)	82	(113)

Attributable to:
Owners of the parent	(56)	(57)	(113)	—	(113)
Non-controlling interests	82	—	82	82	—

	26	(57)	(31)	82	(113)

Notes to the accounts

40 Deposits by central banks and banks

	Group		Allied Irish Banks, p.l.c.
	2011 € m	2010 € m	2011 € m	2010 € m
Central banks
Securities sold under agreements to repurchase	30,831	30,635	26,966	27,885
Other borrowings	302	7,981	302	7,981

Banks	31,133	38,616	27,268	35,866
Securities sold under agreements to repurchase	5,048	10,025	4,706	10,025
Other borrowings	709	1,228	14,176	27,714
	5,757	11,253	18,882	37,739

	36,890	49,869	46,150	73,605

Of which:
Due to third parties			32,675	47,101
Due to subsidiary undertakings(1)			13,475	26,504

Of which:			46,150	73,605
Domestic offices	36,166	49,057
Foreign offices	724	812
	36,890	49,869
Amounts include:
Due to associated undertakings	—	—	—	—

(1)	Amounts due to subsidiary undertakings may include repurchase agreements.

Securities sold under agreements to repurchase, all of which mature within six months, (with the exception of € 3 billion funded through the ECB three year Long Term Refinancing Operation (“LTRO”)) are secured by Irish Government bonds, NAMA senior bonds, and other marketable securities. The Group has securitised certain of its mortgage and loan portfolios as outlined in note 73 in relation to AIB Mortgage Bank and EBS Limited. These securities, other than issued to external investors, have been pledged as collateral in addition to other securities held by the Group.

In addition, the Group has granted a floating charge over certain residential mortgage pools, the drawings against which were Nil at 31 December 2011 (2010: € 2.1 billion).

Financial assets pledged under agreements to repurchase with central banks and banks are as detailed in the following tables.

				Group
	2011 Central banks € m	2011 Banks € m	Total € m	2010 Central banks € m	2010 Banks € m	Total € m
Total carrying value of financial assets pledged	36,944	5,678	42,622	50,635	11,702	62,337
Of which:
Government securities(1)	17,868	3,082	20,950	11,686	5,325	17,011
Other securities	19,076	2,596	21,672	38,949	6,377	45,326

				Allied Irish Banks, p.l.c.
	2011 Central banks € m	2011 Banks € m	Total € m	2010 Central banks € m	2010 Banks € m	Total € m
Total carrying value of financial assets pledged	32,832	5,350	38,182	46,593	11,702	58,295
Of which:
Government securities(1)	17,685	3,082	20,767	11,686	5,325	17,011
Other securities	15,147	2,268	17,415	34,907	6,377	41,284

(1)	Includes NAMA senior bonds.

41 Customer accounts

	Group		Allied Irish Banks, p.l.c.
	2011 € m	2010 € m	2011 € m	2010 € m
Current accounts	15,530	16,357	11,522	12,163
Demand deposits	9,828	7,147	6,332	5,933
Time deposits	35,316	28,885	28,920	31,393

	60,674	52,389	46,774	49,489

Of which:
Non-interest bearing current accounts
Domestic offices	10,147	4,440	10,147	4,440
Foreign offices	1,765	1,824	191	172
Interest bearing deposits, current accounts and short-term borrowings
Domestic offices	37,457	35,459	33,970	40,463
Foreign offices	11,305	10,666	2,466	4,414
	60,674	52,389	46,774	49,489

Of which:
Due to third parties			39,910	41,496
Due to subsidiary undertakings(1)			6,864	7,993
			46,774	49,489
Amounts include:
Due to associated undertakings	1,381	1,400	1,373	1,367

(1)	Amounts due to subsidiary undertakings may include repurchase agreements.

42 Debt securities in issue

	Group		Allied Irish Banks, p.l.c.
	2011 € m	2010 € m	2011 € m	2010 € m
Bonds and medium term notes:
European medium term note programme	10,740	11,933	9,689	11,933
Bonds and other medium term notes	4,643	2,765	—	—
	15,383	14,698	9,689	11,933
Other debt securities in issue:
Commercial paper	—	712	—	424
Commercial certificates of deposit	271	254	213	254
	271	966	213	678

	15,654	15,664	9,902	12,611

43 Other liabilities

	Group		Allied Irish Banks, p.l.c.
	2011 € m	2010 € m	2011 € m	2010 € m
Notes in circulation	458	457	—	—
Items in transit	171	186	28	16
Purchase of securities awaiting settlement	—	52	—	—
Creditors	5	2	—	2
Future commitments in relation to the funding of Icarom(1)	11	22	11	22
Fair value of hedged liability positions	507	407	128	115
Other	382	373	249	259

	1,534	1,499	416	414

(1)

The provision represents the present value of the cost of the future commitments arising under the 1992 agreement in relation to the funding of Icarom. A discount rate of 4.77% was applied in the year ended 31 December 2011 (2010: 4.95%) in discounting the cost of the future commitments arising under this agreement. The undiscounted amount was € 11.5 million (2010: € 22.9 million). The unwinding of the discount on the provision amounted to € 0.8 million (2010: € 0.5 million).

Notes to the accounts

44 Provisions for liabilities and commitments

									31 December
	2011									2010
	Liabilities and charges € m	NAMA(1) constructive obligation € m		NAMA provisions € m		Onerous contracts € m	Legal claims € m	Other(2) provisions € m	Total € m	Total € m
Group
At 1 January	17	1,026		—		7	5	86	1,141	76
Acquisition of subsidiary(3)	—	—		—		2	1	11	14	—
Reclassification to disposal groups and non-current assets held for sale	—	—		—		—	—	—	—	(4)
Exchange translation adjustment	—	(6)		4		1	—	1	—	(2)
Amounts charged to income statement	17 (4)	—		403	(5)	5	6	52	483	1,112
Amounts released to income statement	—	(433	)(4)	—		(2)	(1)	(54)	(490)	(25)
Provisions utilised	(10)	(587)		—		—	(1)	(36)	(634)	(16)

At 31 December	24	—		407		13	10	60	514	1,141

Allied Irish Banks, p.l.c.
At 1 January	17	293		—		3	4	69	386	48
Acquisition of subsidiary(6)	—	—		—		—	—	73	73	—
Exchange translation adjustment	—	—		—		—	—	—	—	1
Amounts charged to income statement	17	—		298		5	1	39	360	361
Amounts released to income statement	—	(146)		—		(2)	—	(50)	(198)	(8)
Provisions utilised	(10)	(147)		—		—	—	(28)	(185)	(16)

At 31 December	24	—		298		6	5	103	436	386

The total provisions for liabilities and commitments expected to be settled within one year amounts to € 464 million (2010: € 1,113 million), Allied Irish Banks, p.l.c. € 408 million (2010: € 369 million).

(1)

At 31 December 2010, the transfer of certain loans to NAMA was deemed unavoidable, accordingly a charge to profit or loss of € 1,029 million, (statement of financial position provision € 1,026 million) being a constructive obligation, was made for the expected discount determined to be 60 per cent. on a gross carrying value of loans amounting to € 2,248 million which were expected to transfer to NAMA early in 2011.As transfers took place in 2011, € 587 million of this provision was part utilised as an offset to the loss arising on the transfers. The remaining amount, € 433 million was released to the income statement. The non-utilisation of the provision arose as the amount of the loans designated as transferring to NAMA in 2011 did not ultimately transfer. Accordingly, at 31 December 2011, the provision amounted to Nil as no further loans were classified as transferring to NAMA at this date.

(2)	Includes provisions for repayment to customers, restructuring and reorganisation costs.
(3)	Relates to the acquisition of EBS (note 24).
(4)	Included in (writeback)/charge of provisions for liabilities and commitments in Income Statement.
(5)	NAMA provisions represent amounts due to NAMA in respect of adjustments to transfers which have not been settled at 31 December 2011 (note 8).
(6)	Relates to the acquisition of Anglo IOM.

Notes to the accounts

45 Subordinated liabilities and other capital instruments

	Notes		2011 € m	2010 € m
Allied Irish Banks, p.l.c.
€ 1.6bn Contingent Capital Tier 2 Notes due 2016
Proceeds of issue			1,600	—
Fair value adjustment on initial recognition			(447)	—
Amortisation in year			24	—
	(a	)	1,177	—
Undated loan capital			—	197
Dated loan capital			32	3,996
			32	4,193
Subsidiary undertakings
Perpetual preferred securities			—	138

			1,209	4,331

Undated loan capital(1)
Allied Irish Banks, p.l.c.
US$ 100m Floating Rate Primary Capital Perpetual Notes(2)	(b	)	—	75
€ 200m Fixed Rate Perpetual Subordinated Notes(2)	(c	)	—	54
Stg£ 400m Perpetual Callable Step-Up Subordinated Notes(2)	(d	)	—	68
			—	197
Subsidiary undertakings - perpetual preferred securities
Stg£ 350m Fixed Rate/Floating Rate Guaranteed Non-Voting Non-cumulative Perpetual Preferred Securities(2)	(e	)	—	43
€ 500m Fixed Rate/Floating Rate Guaranteed Non-Voting Non-cumulative Perpetual Preferred Securities(2)	(f	)	—	95
			—	138

			—	335

Dated loan capital(1)
Allied Irish Banks, p.l.c.
European Medium Term Note Programme:
US$ 400m Floating Rate Notes due July 2015	(g	)	—	134
€ 400m Floating Rate Notes due March 2015	(h	)	—	188
€ 500m Callable Step-up Floating Rate Notes due October 2017 (maturity extended to 2035 as a result of the SLO(3))	(i	)	7	167
€ 419m 10.75% Subordinated Notes due March 2017	(j	)	—	436
US$ 177m 10.75% Subordinated Notes due March 2017	(k	)	—	137
€ 869m 12.5% Subordinated Notes due June 2019	(l	)	—	807
Stg£ 368m 12.5% Subordinated Notes due June 2019 (maturity extended to 2035 as a result of the SLO(3))	(m	)	25	401
Stg£ 1,096m 11.50% Subordinated Notes due March 2022	(n	)	—	1,314
Stg£ 700m Callable Fixed/Floating Rates Notes due July 2023	(o	)	—	175
Stg£ 500m Callable Fixed/Floating Rate Notes due March 2025 (maturity extended to 2035 as a result of the SLO(3))	(p	)	—	22
Stg£ 350m Callable Fixed/Floating Rate Notes due November 2030	(q	)	—	31
JPY 20bn Callable Step-up Fixed/Floating Rate Notes due March 2042	(r	)	—	184

			32	3,996

Notes to the accounts

45 Subordinated liabilities and other capital instruments (continued)

Maturity of dated loan capital	2011 € m	2010 € m
Dated loan capital outstanding is repayable as follows:
In one year or less	—	—
Between 1 and 2 years	—	—
Between 2 and 5 years	—	322
In 5 years or more	32	3,674

	32	3,996

(1)	The carrying value may differ to nominal value due to premia, discounts and note issue costs.
(2)

In November 2009, the European Commission indicated that, in line with its policy on State aid and pending its assessment of the AIB Restructuring Plan, the Group was not to make coupon payments on its tier 1 and tier 2 capital instruments unless under a binding legal obligation to do so (note 56). As a result, no coupon payments were made on these instruments.

(3)

Following on the liability management exercises in 2011 and the SLO in April 2011, the carrying values above remained outstanding. The SLO, which was effective from 22 April 2011, changed the terms of all outstanding instruments. The original liabilities were derecognised and new liabilities recognised, with their initial measurement based on the fair value at the SLO effective date.

The contractual maturity date changed to 2035 as a result of the SLO, with the coupon to be payable at the option of AIB (note 7).

The loan capital of the Group and its subsidiaries is unsecured and is subordinated in right of payment to the ordinary creditors, including depositors, of the Group and its subsidiaries.

€ 1.6bn Contingent Capital Tier 2 Notes due 2016

(a)	On 26 July 2011, AIB issued €1.6 billion in nominal value of Contingent Capital Tier 2 Notes (‘CCNs’) to the Minister for Finance of Ireland (‘the Minister’) for cash consideration of € 1.6 billion. The fair value of these notes at initial recognition was € 1,153 million with € 447 million being accounted for as a capital contribution from the Minister (note 50). Interest is payable annually in arrears on the nominal value of the notes at a fixed rate of 10% per annum. The interest rate may increase up to 18% at the behest of the Minister but with effect only from the date that the CCNs are sold to a third party external to a State entity. The notes are due to mature on 28 July 2016. The CCNs are unsecured and subordinated obligations of AIB. They rank (a) junior to the claims of all holders of unsubordinated obligations of AIB;

(b)	pari passu with the claims of holders of all other subordinated obligations of AIB which qualify as consolidated Tier 2 capital of the Group for regulatory capital purposes or which rank, or are expressed to rank, pari passu with the CCNs; and

(c)	senior to the claims of holders of all other subordinated obligations of AIB which rank junior to the CCNs including any subordinated obligations of AIB which qualify as Tier 1 capital of the Group for regulatory purposes.

While the CCNs are outstanding, if the Core Tier 1 capital ratio (the CET Ratio after the CRD IV implementation date) falls below the Trigger ratio of 8.25%, the CCNs are immediately and mandatorily redeemable and will convert to ordinary shares of AIB at a conversion price of €0.01 per share.

Undated loan capital - Allied Irish Banks, p.l.c.

(b)	The US$ 100 million Floating Rate Primary Capital Perpetual Notes, with interest payable quarterly, have no final maturity but may be redeemed at par at the option of the Group, on each coupon payment date, with the prior approval of the Central Bank of Ireland (‘the Central Bank’). These notes were purchased in full for cash in June 2011 (note 7).

(c)	The € 200 million Fixed Rate Perpetual Subordinated Notes, with interest payable quarterly at a rate of 2.25% per annum above 3 month EURIBOR since 3 August 2009, have no final maturity but may be redeemed at the option of the Group, with the prior approval of the Central Bank, on each coupon payment date on or after 3 August 2009. At 31 December 2010, € 53.8 million remained outstanding following the redemption in June 2009 of € 146.2 million of the subordinated notes. The remaining amount outstanding on these notes was purchased in full for cash in June 2011 (note 7).

(d)	The Stg£ 400 million Perpetual Callable Step-Up Subordinated Notes with interest payable annually up to 1 September 2015 and with interest payable quarterly thereafter, have no final maturity but may be redeemed at the option of the Group, with the prior approval of the Central Bank, on 1 September 2015 and every interest payment date thereafter. At 31 December 2010, Stg£ 58.6 million remained outstanding following the redemption in June 2009 of Stg£ 341.4 million of the subordinated notes. The remaining amount outstanding on these notes was purchased in full for cash in June 2011 (note 7).

45 Subordinated liabilities and other capital instruments (continued)

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

(e)	The distributions on the Stg£ 350 million Preferred Securities (“LP3”) are payable at a rate of 6.271% semi-annually until 14 June 2016 and thereafter at a rate of 1.23% per annum above 3 month LIBOR, payable quarterly.

The LP3 Preferred Securities are redeemable in whole but not in part at the option of the general partner and with the agreement of the Central Bank (i) upon the occurrence of certain events or (ii) on or after 14 June 2016.

At 31 December 2010, Stg£ 36.7 million remained outstanding following the redemption in June 2009 of Stg£313 million of the preferred securities. The remaining amount outstanding on these instruments was purchased in full for cash in June 2011 (note 7).

(f)	The distributions on the € 500 million Preferred Securities (“LP2”) are payable at a rate of 5.142% per annum until 16 June 2016 and thereafter at a rate of 1.98% per annum above 3 month LIBOR, payable quarterly.

The LP2 preferred securities are redeemable in whole but not in part at the option of the general partner and with the agreement of the Central Bank (i) upon the occurrence of certain events or (ii) on or after 16 June 2016.

At 31 December 2010, € 95 million remained outstanding following the redemption in June 2009 of € 405 million of the preferred securities. The remaining amount outstanding on these instruments was purchased in full for cash in June 2011 (note 7).

Dated loan capital

The dated loan capital in this section issued under the European Medium Term Note Programme is subordinated in right of payment to the ordinary creditors, including depositors, of the Group.

During 2010, the Group redeemed certain of these capital instruments and in 2011, all the outstanding amounts were either purchased for cash or derecognised following a Subordinated Liabilities Order (“SLO”) details of which are set out below and in note 56(b)(ii).

(g)	The US$ 400 million Floating Rate Notes with interest payable quarterly, may be redeemed, in whole but not in part, on any interest payment date falling on or after July 2010. The Group redeemed US$ 221.4 million of these notes in March 2010, leaving US$ 178.6 million outstanding following redemption. The remaining amount outstanding on these notes was purchased in full for cash during 2011 (note 7).

(h)	The € 400 million Floating Rate Notes with interest payable quarterly, may be redeemed, in whole but not in part, on any interest payment date falling on or after March 2010. The Group redeemed € 212.2 million of these notes in March 2010, leaving € 187.8 million outstanding following redemption. This outstanding amount was purchased in full for cash in 2011 (note 7).

(i)	The € 500 million Callable Subordinated Step-Up Floating Rate Notes with interest payable quarterly may be redeemed in whole but not in part on any interest payment date falling on or after 24 October 2012. The Group redeemed € 332.5 million of these notes in March 2010, leaving € 167.5 million outstanding following redemption. Of this outstanding amount, € 142 million was purchased for cash during 2011 with the remainder being derecognised following the introduction of the SLO. A new instrument was subsequently recognised and measured at a fair value of € 7 million (note 7).

Notes to the accounts

45 Subordinated liabilities and other capital instruments (continued)

Dated loan capital (continued)

(j)	The € 419 million Subordinated Notes with interest paid annually in arrears, at a rate of 10.75% per annum until maturity in March 2017, may be redeemed at par, up to and including 29 March 2017. These notes were purchased in full for cash during 2011 (note 7).

(k)	The US$ 177 million Subordinated Notes with interest paid annually in arrears, at a rate of 10.75% per annum until maturity in March 2017, may be redeemed at par, up to and including March 2017. These notes were purchased in full for cash during 2011 (note 7).

(l)	The € 869 million Subordinated Notes with interest paid annually in arrears, at a rate of 12.5% per annum until maturity in June 2019, may be redeemed at par, on 25 June 2019. These notes were purchased in full for cash during 2011 (note 7).

(m)	The Stg£ 368 million Subordinated Notes with interest paid annually in arrears, at a rate of 12.5% per annum until maturity in June 2019, may be redeemed at par, on 25 June 2019. During 2011, Stg£ 289 million was purchased for cash with the remainder amounting to Stg£ 79 million being derecognised following the introduction of the SLO. A new instrument was subsequently recognised and measured at a fair value of Stg£ 20 million (note 7).

(n)	The Stg£ 1,096 million Subordinated Debt Notes with interest paid annually in arrears, at a rate of 11.5% per annum until maturity in March 2022, may be redeemed at par, up to and including 29 March 2022. These notes were purchased in full for cash during 2011 (note 7).

(o)	The Stg£ 700 million Callable Dated Subordinated Fixed/Floating Rate Notes with interest paid semi-annually in arrears, at a rate of 7.875% per annum until June 2018. The notes may be redeemed, in whole but not in part, on any quarterly interest payment date falling on or after June 2018 during which period the floating rate will be 3.5% above 3 month sterling Libor. The Group redeemed Stg£ 548.6 million of these notes in March 2010, leaving Stg£ 151.4 million outstanding following redemption. These notes were purchased in full for cash during 2011 (note 7).

(p)	The Stg£ 500 million Subordinated Callable Fixed/Floating Rate Notes with interest payable annually, up to 10 March 2020 at a rate of 5.25% and with interest payable quarterly thereafter at a rate of 1.28% above 3 month sterling Libor may be redeemed, in whole but not in part on any interest payment date falling on or after 10 March 2020. The Group redeemed Stg£ 481 million of these notes in March 2010, leaving Stg£ 19 million outstanding following redemption. Of this outstanding amount, Stg£ 18 million was purchased for cash during 2011, with the remainder Stg£ 1 million being derecognised following the introduction of the SLO. A new instrument was subsequently recognised and measured at a fair value of Stg£ 0.3 million (note 7).

(q)	The Stg£ 350 million Callable Fixed/Floating Rate Notes with interest payable annually in arrears on 26 November in each year, at a rate of 5.625% up to November 2025. The notes may be redeemed, in whole but not in part, on the 26 November 2025 and on each interest payment date thereafter during which period the floating rate will be 1.45% above 3 month sterling Libor. The Group redeemed Stg£ 323.3 million of these notes in March 2010, leaving Stg£ 26.7 million outstanding following redemption. These notes were purchased in full for cash in January 2011 (note 7).

(r)	The Japanese Yen (“JPY”) 20 billion Callable Subordinated Step-up Fixed/Floating Rate Notes with interest payable semi-annually at a rate of 2.75% up to March 2037 and with interest payable semi annually thereafter at a rate of 0.78% above JPY Libor, are redeemable in whole but not in part on any interest payment date falling on or after 8 March 2037. These notes were purchased in full for cash in January 2011 (note 7).

In all cases, redemption prior to maturity is subject to the necessary prior approval of the Central Bank.

46 Share capital

	Authorised		Issued
	2011 m	2010 m	2011 m	2010 m
Ordinary share capital
Ordinary shares of € 0.01 each (2010: € 0.32 each)	702,000.0	2,535.1	513,528.8	1,791.6
Convertible non-voting shares of € 0.32 each	—	10,489.9	—	10,489.9

Preference share capital
2009 Non cumulative preference shares of € 0.01 each	3,500.0	3,500.0	3,500.0	3,500.0
Non cumulative preference shares of € 1.27 each	—	200.0	—	—
Non cumulative preference shares of Stg£ 1 each	—	200.0	—	—
Non cumulative preference shares of US$ 25	—	20.0	—	—
Non cumulative preference shares of JPY 175	—	200.0	—	—

Deferred share capital
Deferred shares of €0.01 each	403,775.2	—	—	—

2011

(i)	On 31 March 2011, following completion of the Central Bank of Ireland’s Prudential Capital Assessment Review and the Prudential Liquidity Assessment Review, the Central Bank of Ireland announced the requirement for the Company to raise equity capital of € 9.1 billion in addition to the requirement of approximately € 4.2 billion deferred from February 2011, bringing the total capital which AIB would be required to raise to € 13.3 billion.

(ii)	On 1 April 2011, the company completed the sale of its stake in Bank Zachodni WBK S.A., following which on 7 April 2011, the National Pensions Reserve Fund Commission (“NPRFC”) issued a Conversion Order to convert all of its CNV Shares (total shares 10,489,899,564 (€ 3,357 million)) into ordinary shares. The conversion was completed on 8 April 2011.

(iii)	On 13 May 2011, arising from the non-payment of dividend amounting to € 280 million on the 2009 Preference Shares, the NPRFC became entitled to bonus shares in lieu and the Company issued 484,902,878 new ordinary shares by way of a bonus issue to the NPRFC in part settlement of the dividend. In accordance with the Company’s Articles of Association, an amount of € 155 million, equal to the nominal value of the shares issued, was transferred from share premium to ordinary share capital. The remainder of the bonus shares due to the NPRFC of 762,370,687 were issued to the NPRFC following the required approvals by the shareholders at the Extraordinary General Meeting (“EGM”) on the 26 July 2011. This issue included an additional 38,118,535 shares being prescribed by the Company’s Articles of Association as a result of the 2011 annual cash dividend not being satisfied in full on the due date. This issue of shares resulted in € 8 million (the nominal value of the shares issued was € 0.01 each per share) being transferred from share premium to ordinary share capital.

(iv)	On 26 July 2011, following the passing of shareholder resolutions at the EGM:

-	the ordinary shares of the Company were renominalised, each ordinary share of € 0.32 was subdivided into one ordinary share of € 0.01 each carrying the same rights and obligations as an existing ordinary share and thirty one deferred shares of € 0.01. The deferred shares created on the renominalisation had no voting or dividend rights and had no economic value;

-	the Company acquired all of the deferred shares for nil consideration and immediately cancelled them in accordance with its Articles of Association adopted at the EGM which resulted in € 3,958 million transferring from share capital to a capital redemption reserve fund; and

-	all of the authorised but unissued preference shares denominated in Euro, sterling, US dollars and yen (other than the 2009 Preference Shares), were cancelled.

(v)	On 27 July 2011, the Company issued 500 billion ordinary shares of € 0.01 each to the NPRFC at a subscription price of € 0.01 per share (€ 5 billion in total) as part of the capital raising transaction agreed with the Irish Government.

2010

(i)	On 13 May 2010, the Company issued 198,089,847 new ordinary shares, by way of a bonus issue, to the National Pension Reserve Fund Commission (“NPRFC”), as agent of the Irish Government in lieu of a dividend of € 280 million which was payable on the 2009 Non-Cumulative Preference Shares. In accordance with the Company’s Articles of Association an amount of € 63 million equal to the nominal value of the shares issued was transferred from share premium to ordinary share capital.

(ii)

On 23 December 2010, consequent upon a Direction Order under the Credit Institutions (Stabilisation) Act 2010 (‘the Direction Order’), the Company increased its authorised share capital from € 884,200,000, US$ 500,000,000,

Notes to the accounts

46 Share capital (continued)

2010 (continued)

Stg£ 200,000,000 and Yen 35,000,000,000 to € 4,457,002,371, US$ 500,000,000, Stg£ 200,000,000 and Yen 35,000,000,000, by the creation of 675,107,845 ordinary shares of € 0.32 each, such shares forming one class with the existing ordinary shares, and 10,489,899,564 convertible non-voting shares of € 0.32 each (‘CNV shares’), which ranked pari passu with the ordinary shares other than in respect of voting, and are convertible into ordinary shares on a one for one basis following completion of the disposal of the Company’s 70.36% stake in Bank Zachodni WBK S.A. to Banco Santander (‘the BZWBK disposal’) (note 18);

(iii)	On 23 December 2010, consequent upon the Direction Order, the Company issued 675,107,845 new ordinary shares and 10,489,899,564 CNV shares to the NPFRC. Total gross proceeds from the issue before costs of € 65.9 million amounted to € 3,818.4 million. Warrants with a carrying value of € 150 million relating to the 2009 recapitalisation which were held by the NPRFC were cancelled on 23 December 2010 for € 52.5 million from the proceeds of the share issue. The difference between the carrying value of the warrants and the consideration for cancellation was transferred as a credit of € 97.5 million to revenue reserves.

Preference share capital

On 13 May 2009, in implementing the Government’s recapitalisation of AIB, the Company issued: (i) € 3.5 billion of core tier 1 securities in the form of non-cumulative redeemable preference shares (the ‘2009 Preference Shares’) and (ii) 294,251,819 warrants over ordinary shares (the ‘2009 Warrants’), to the NPRFC for an aggregate subscription price of € 3.5 billion. The Government’s national pensions reserve fund, is controlled by the NPRFC and managed by the National Treasury Management Agency (“NTMA”).

2009 Preference Shares

The 2009 Preference Shares carry a fixed non cumulative dividend at a rate of 8% per annum, payable annually in arrears at the discretion of AIB. If a cash dividend is not paid, AIB must issue bonus ordinary shares to the holders of the 2009 Preference Shares by capitalising its reserves. The issue of bonus shares can be deferred by AIB, but the holders of 2009 Preference Shares will acquire voting rights at general meetings of AIB equivalent to the voting rights that would have attached to the bonus shares if they had been issued. The dividend may not be deferred beyond the date on which AIB (a) pays a cash dividend on the 2009 Preference Shares, the Perpetual Preferred Securities issued by LPI, or on the ordinary shares; or (b) redeems or purchases any of the 2009 Preference Shares, the Perpetual Preferred Securities issued by LPI, or ordinary shares. Arising from this provision, AIB issued ordinary shares in lieu of dividend due to the NPRFC on both 13 May 2010 and 13 May 2011. In accordance with the Company’s Articles of Association, an amount of € 163 million (2010: € 63 million), equal to the nominal value of the shares issued, was transferred from the share premium to the ordinary share capital account (see below).

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

The 2009 Preference Shares give the Minister for Finance the right, while any such preference shares are outstanding, to appoint directly 25 per cent. of the directors of AIB and has voting rights equal to 25 per cent. of all votes capable of being cast by shareholders on a poll at a general meeting of the Company on shareholder resolutions relating to:

(i)	the appointment, reappointment or removal of Directors; and (ii) a change of control of AIB or a sale of all or substantially all of its business. In relation to item (i) above, the 25 per cent. voting rights entitlement is inclusive of the voting rights of all Government entities in respect of any ordinary shares they may hold.

To the extent that the NPRFC holds ordinary shares, it is not restricted from exercising its voting rights in respect of such ordinary shares at a general meeting of the Company.

The 2009 Preference Shares are freely transferable in minimum lots of 50,000 shares. However, the voting rights attaching to the 2009 Preference Shares, the right to appoint directors to the board of AIB and the veto over certain share capital-related resolutions are not transferable, as those rights are exercisable only by a Government Preference Shareholder.

The 2009 Warrants

In conjunction with the issue of the 2009 Preference Shares, the Group issued 294,251,819 Warrants to the NPRFC.

The 2009 Warrants were cancelled on 23 December 2010 for a total consideration of € 52.5 million.

46 Share capital (continued)

The following tables show the movements in share capital and share premium in the statement of financial position during the year:

Issued share capital	2011 € m	2010 € m
At 1 January	3,965	329
Issued pre-renominalisation:
- Ordinary shares in lieu of dividend on 2009 Preference Shares	155	63
- Ordinary shares issued under Direction Order	—	216
- Convertible non-voting (“CNV”) shares issued under Direction Order	—	3,357
- Ordinary shares issued on conversion of CNV shares	3,357	—
CNV shares converted to ordinary shares	(3,357)	—

Total before renominalisation in 2011	4,120	3,965
Ordinary shares of € 0.32 each renominalised	(4,085)	—
Ordinary shares of € 0.01 each arising on renominalisation	127	—
Deferred shares of € 0.01 each arising on renominalisation	3,958	—
Cancellation of deferred shares	(3,958)	—
Ordinary shares issued in lieu of dividend on 2009 Preference Shares	8	—
Ordinary shares issued to the NPRFC	5,000	—

At 31 December	5,170	3,965

Of which:
Ordinary shares	5,135	573
2009 Preference shares	35	35
CNV shares	—	3,357

	5,170	3,965

Notes to the accounts

46 Share capital (continued)

Share premium	2011 € m	2010 € m
At 1 January	5,089	4,975

Transfer to ordinary share capital in respect of ordinary shares issued in lieu of dividend on 2009 Preference Shares	(163)	(63)
Ordinary shares issued for consideration:	—	(40)
Excess of issue price over the nominal value	—	(6)
Issue costs	(163)	(29)

Convertible non-voting shares issued for consideration:
Excess of issue price over the nominal value	—	205
Issue costs	—	(62)
	—	143

At 31 December	4,926	5,089

Structure of the Company’s share capital as at 31 December 2011	Authorised share capital %	Issued share capital %
Class of share
Ordinary share capital	63.3	99.3
Convertible non-voting shares	—	—
Deferred shares	36.4	—
2009 Preference Shares	0.3	0.7

Capital resources

The following table shows the Group’s capital resources at 31 December 2011 and 31 December 2010.

	2011 € m	2010 € m
Shareholders’ equity(1)	14,463	3,659
Non-controlling interests in subsidiaries (note 53)	—	690
Contingent capital notes	1,177	—
Perpetual preferred securities (note 45)	—	138
Undated capital notes (note 45)	—	197
Dated capital notes (note 45)	32	3,996

Total capital resources	15,672	8,680

(1)	Includes other equity interests.

47 Analysis of selected other comprehensive income

	2011			2010			2009
Group	Gross € m	Tax € m	Net € m	Gross € m	Tax € m	Net € m	Gross € m	Tax € m	Net € m
Continuing operations
Foreign currency translation reserves
Change in foreign currency translation reserves	(11)	—	(11)	89	—	89	127	—	127

Total	(11)	—	(11)	89	—	89	127	—	127

Cash flow hedging reserves
Fair value (gains) transferred to income statement	(115)	14	(101)	(403)	52	(351)	(480)	58	(422)
Fair value (losses)/gains taken to equity	(127)	19	(108)	355	(45)	310	411	(54)	357

Total	(242)	33	(209)	(48)	7	(41)	(69)	4	(65)

Available for sale securities reserves
Fair value losses/(gains) transferred to income statement	443	(54)	389	(15)	5	(10)	(211)	40	(171)
Fair value (losses)/gains taken to equity	(298)	21	(277)	(942)	139	(803)	488	(98)	390

Total	145	(33)	112	(957)	144	(813)	277	(58)	219

	2011			2010			2009
Group	Gross € m	Tax € m	Net € m	Gross € m	Tax € m	Net € m	Gross € m	Tax € m	Net € m
Discontinued operations
Foreign currency translation reserves
Transferred to income statement on disposal of foreign operation	(106)	—	(106)	—	—	—	—	—	—
Change in foreign currency translation reserves	(28)	—	(28)	50	—	50	31	—	31

Total	(134)	—	(134)	50	—	50	31	—	31

Cash flow hedging reserves
Fair value losses transferred to income statement	4	(1)	3	29	(6)	23	3	(1)	2
Fair value (losses)/gains taken to equity	(3)	1	(2)	(29)	6	(23)	3	(1)	2

Total	1	—	1	—	—	—	6	(2)	4

Available for sale securities reserves
Fair value (gains)/losses transferred to income statement	(82)	16	(66)	(2)	—	(2)	1	—	1
Fair value (losses)/gains taken to equity	(17)	9	(8)	6	(1)	5	22	(4)	18

Total	(99)	25	(74)	4	(1)	3	23	(4)	19

Notes to the accounts

47 Analysis of selected other comprehensive income (continued)

Analysis of total comprehensive income included within statement of changes in equity

	2011
			Revenue reserves
	Available for sale securities reserves € m	Cash flow hedging reserves € m	Net actuarial gains/(losses) in retirement benefit schemes € m	Other revenue reserves € m	Foreign currency translation reserves € m	Total € m
Parent and subsidiaries	38	(208)	(464)	(2,292)	(145)	(3,071)
Associated undertakings	—	—	4	—	—	4

Total	38	(208)	(460)	(2,292)	(145)	(3,067)
Non-controlling interests	(3)	—	—	20	(5)	12

Attributable to equity holders of the parent	41	(208)	(460)	(2,312)	(140)	(3,079)

	2010
			Revenue reserves
	Available for sale securities reserves € m	Cash flow hedging reserves € m	Net actuarial gains/(losses) in retirement benefit schemes € m	Other revenue reserves € m	Foreign currency translation reserves € m	Total € m
Parent and subsidiaries	(810)	(41)	1	(10,162)	139	(10,873)
Associated undertakings	26	—	(13)	—	192	205

Total	(784)	(41)	(12)	(10,162)	331	(10,668)
Non-controlling interests	1	—	—	70	14	85

Attributable to equity holders of the parent	(785)	(41)	(12)	(10,232)	317	(10,753)

48 Own shares

Treasury shares

Ordinary shares previously purchased under shareholder authority and held as Treasury Shares are as follows:

	2011	2010
At 31 December	35,680,114	35,680,114

Since 2008, the company has not reissued any ordinary shares from its pool of Treasury Shares.

Employee share schemes and trusts

The Group sponsors a number of employee share plans whereby purchases of shares are made in the open market to satisfy commitments under the schemes.

At 31 December 2011, 2.6 million shares (2010 1.7 million) were held by trustees with a book value of € 25.6 million (2010: € 24.9 million), and a market value of € 0.2 million (2010: € 0.5 million). The book value is deducted from the profit and loss account reserve while the shares continue to be held by the Group.

The Group sponsors SAYE schemes for eligible employees in the UK, the Isle of Man and Channel Islands. The trustees of the schemes have borrowed funds from Group companies, interest free, to enable them to purchase Allied Irish Banks, p.l.c. ordinary shares in the open market. These shares are used to satisfy commitments arising under the schemes. The cost of providing these shares is charged to the income statement on a systematic basis over the period that the employees are expected to benefit. At 31 December 2011, 1.5 million shares (2010: 1.5 million) were held by the trustees with a book value of € 23.1 million (2010: € 22.5 million) and a market value of € 0.2 million (2010: € 0.4 million).

In 2001, the AIB Group Employee Share Trust was established to satisfy commitments arising under the AIB Group Long-Term Incentive Plan (“LTIP”). Funds were provided to the trustees to enable them to purchase Allied Irish Banks, p.l.c. ordinary shares in the open market. The trustees have waived their entitlement to dividends. At 31 December 2011, 0.01 million shares (2010: 0.01 million shares) were held by the trustees with a book value of € 0.1 million (2010: € 0.1 million) and a market value of € 0.002 million (2010: € 0.004 million).

At 31 December 2011, 0.2 million (2010: 0.2 million) ordinary shares were held by the trust with a cost of € 2.4 million (2010: € 2.3 million) and a market value of Nil (2010: € 0.1 million) in relation to the Allfirst Stock Option Plans.(1)

(1)	Prior to its disposal to M&T Bank Corporation, Allfirst Financial, Inc. sponsored the Allfirst Stock Option Plans, for the benefit of key employees of Allfirst.

Notes to the accounts

49 Other equity interests

	2011 € m	2010 € m
Reserve capital instruments (“RCI”)
At 1 January	239	239
Redemption of RCI (note 7)	(239)	—
	—	239
Warrants
At 1 January	—	150
Cancellation of warrants	—	(150)
	—	—

	—	239

RCIs

In February 2001, Reserve Capital Instruments (“RCIs”) of € 500 million were issued by Allied Irish Banks, p.l.c. at an issue price of 100.069%. The RCIs were perpetual securities and had no maturity date. The RCIs were redeemable, in whole but not in part, at the option of the Group and with the agreement of the Central Bank (i) upon the occurrence of certain events, or (ii) on or after 28 February 2011, an authorised officer having reported to the Trustees within the previous six months that a solvency condition is met.

The RCIs bear interest at a rate of 7.50% per annum from (and including) 5 February 2001 to (and including) 28 February 2011 and thereafter at 3.33% per annum above three month EURIBOR, reset quarterly.

The rights and claims of the RCI holders and the coupon holders were subordinated to the claims of the senior creditors and the senior subordinated creditors of the issuer. In the event of a winding up of the issuer, the RCI holders will rank pari passu with the holders of the classes of preference shares (if any) from time to time issued by the issuer and in priority to all other shareholders. The coupon on the RCI which was due to be paid on 28 February 2011 was not paid (note 56(h)).

At 31 December 2010, € 239 million remained outstanding following the redemption in June 2009 of € 258 million of the RCI (note 7). The outstanding amount of € 239 million was purchased in full for cash in June 2011 at a discount of 90.4% to nominal value resulting in a gain of € 216 million which was recognised in equity.

The coupon, which was due to be paid on the RCI on 28 February 2011, was not paid.

Warrants

On 23 December 2010, the Warrants held by the National Pensions Reserve Fund Commission attaching to the 2009 Preference Shares were cancelled for a total consideration of € 52.5 million (note 46). The balance of € 97.5 million remaining in the Warrants account, was transferred to revenue reserves.

50 Capital reserves

	2011			2010
Group	Capital contribution reserves € m	Other capital reserves € m	Total € m	Capital contribution reserves € m	Other capital reserves € m	Total € m
Capital reserves at 1 January 2011	—	253	253	—	683	683
Capital contributions
Anglo business transfer (note 23)	1,498	—	1,498	—	—	—
EBS acquisition (note 24)(1)	777	—	777	—	—	—
CCNs issuance (note 45)	447	—	447	—	—	—
	2,722	—	2,722
Transfer to revenue reserves:
Anglo business transfer	(66)	—	(66)	—	—	—
CCNs issuance (note 45)	(24)	—	(24)	—	—	—
	(90)	—	(90)
Other movements	—	—	—	—	(430)	(430)
Net movements for the year	2,632	—	2,632	—	(430)	(430)

At 31 December 2011	2,632	253	2,885	—	253	253

50 Capital reserves (continued)

	2011			2010
Allied Irish Banks, p.l.c.	Capital contribution reserves € m	Other capital reserves € m	Total € m	Capital contribution reserves € m	Other capital reserves € m	Total € m
Capital reserves at 1 January 2011	—	156	156	—	156	156
Capital contribution -
Anglo business transfer (note 23)	1,498	—	1,498	—	—	—
EBS acquisition (note 24)(1)	742	—	742	—	—	—
CCNs issuance (note 45)	447	—	447	—	—	—
	2,687	—	2,687	—	—	—
Transfer to revenue reserves:
Anglo business transfer	(66)	—	(66)	—	—	—
EBS acquisition	(742)		(742)	—	—	—
CCNs issuance (note 45)	(24)	—	(24)	—	—	—
	(832)	—	(832)	—	—	—
Net movements for the year	1,855	—	1,855	—	—	—

At 31 December 2011	1,855	156	2,011	—	156	156

(1)

The capital contribution is higher for Group than at Allied Irish Banks, p.l.c. level due to the elimination of negative mark to market on intercompany investments between Allied Irish Banks, p.l.c. and EBS.

The capital contributions are initially non-distributable but may become distributable as outlined in accounting policy number 29. The transfers to revenue reserves relate to the capital contributions being deemed distributable.

In addition to the capital contributions above, AIB also received capital contributions in 2011 amounting to € 6,054 million which are included in revenue reserves (note 52).

51 Capital redemption reserves

On 26 July 2011, the ordinary shares of Allied Irish Banks, p.l.c. were renominalised which resulted in the creation of ordinary shares of € 0.01 each, totalling € 127 million and deferred shares of € 0.01 each, totalling € 3,958 million. The deferred shares were acquired by AIB for Nil consideration and immediately cancelled which resulted in € 3,958 million transferring from share capital to capital redemption reserves (note 46). These reserves are non-distributable.

52 Contributions from the Minister for Finance and the NPRFC

On 28 July 2011, the Minister for Finance (‘the Minister’) and the NPRFC agreed to contribute € 2,283 million and € 3,771 million respectively (total € 6,054 million) as capital contributions to AIB for Nil consideration. These capital contributions constitute core tier 1 capital for regulatory purposes and are included within ‘Revenue reserves’. Neither the Minister nor the NPRFC has an entitlement to seek repayment of these capital contributions.

Notes to the accounts

53 Non-controlling interests in subsidiaries

	2011 € m	2010 € m
Equity interest in subsidiaries
At 1 January	501	437
Movement during the year	12	64
Extinguishment of equity interests(1)	(513)	—
	—	501
Non-cumulative Perpetual Preferred Securities (“LPI”)
At 1 January	189	189
Purchase of Non-cumulative Perpetual Preferred Securities	(189)	—
	—	189

	—	690

(1)	On 1 April 2011, AIB disposed of its 70.36% shareholding in BZWBK (note 18).

Non-cumulative Perpetual Preferred Securities

At 31 December 2010, € 189 million remained outstanding following the redemption in June 2009 of € 801 million of the Preferred Securities. In June 2011 the remaining outstanding amount was purchased in full for cash (note 7).

The € 1 billion Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities (‘Preferred Securities’) were issued through a Limited Partnership (“LPI”) at par and had the benefit of a subordinated guarantee of Allied Irish Banks, p.l.c. (“AIB”). The Preferred Securities had no fixed final redemption date and the holders had no rights to call for the redemption of the Preferred Securities. The Preferred Securities were redeemable in whole but not in part at the option of the general partner and with the agreement of the Central Bank (i) upon the occurrence of certain events, or (ii) on or after 17 December 2014, subject to the provisions of the Limited Partnership Act, 1907.

Distributions on the Preferred Securities were non-cumulative. The distributions were payable at a rate of 4.781% per annum up to 17 December 2014 and thereafter at the rate of 1.10% per annum above 3 month EURIBOR, reset quarterly. The discretion of the Board of Directors of AIB to resolve that a distribution should not be paid was unfettered. The coupon on the Preferred Securities which was due to be paid on 17 December 2010 was not paid (note 56(h)).

In the event of the dissolution of the Limited Partnership, holders of Preferred Securities were entitled to receive a liquidation preference in an amount equal to the distributions that those holders would have received in a dissolution of AIB at that time, if they had held, instead of the Preferred Securities, non-cumulative preference shares issued directly by AIB, having the same liquidation preference as the Preferred Securities, and ranking junior to all liabilities of AIB including subordinated liabilities.

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

The following tables give, for the Group and Allied Irish Banks, p.l.c., the nominal or contract amounts of contingent liabilities and commitments.

	Contract amount
Group	2011 € m	2010 € m
Contingent liabilities(1) - credit related
Guarantees and assets pledged as collateral security:
Guarantees and irrevocable letters of credit	1,414	3,360
Other contingent liabilities	595	732
	2,009	4,092

Commitments(2)(3)
Documentary credits and short-term trade-related transactions	29	80
Undrawn note issuance and revolving underwriting facilities	—	1
Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year(4)	7,240	8,820
1 year and over(5)	2,593	5,543
	9,862	14,444

	11,871	18,536

Of which:
Continuing operations	11,871	16,818
Discontinued operations	—	1,718
	11,871	18,536

	Contract amount
Allied Irish Banks, p.l.c.	2011 € m	2010 € m
Contingent liabilities(1) - credit related
Guarantees and assets pledged as collateral security:
Guarantees and irrevocable letters of credit	1,218	2,851
Other contingent liabilities	357	487
	1,575	3,338
Commitments(2)(3)
Documentary credits and short-term trade-related transactions	17	55
Undrawn note issuance and revolving underwriting facilities	—	1
Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year(4)	6,255	7,080
1 year and over(5)	1,997	4,194
	8,269	11,330

	9,844	14,668

(1)	Contingent liabilities are off-balance sheet products and include guarantees, standby letters of credit and other contingent liability products such as performance bonds.
(2)

A commitment is an off-balance sheet product, where there is an agreement to provide an undrawn credit facility. The contract may or may not be cancelled unconditionally at any time without notice depending on the terms of the contract.

(3)	Of which Nil (2010:€ 3 million) are commitments relating to financial assets held for sale to NAMA. For Allied Irish Banks, p.l.c. these amounts are Nil (2010:€ 3 million).
(4)	An original maturity of up to and including 1 year or which may be cancelled at any time without notice.
(5)	With an original maturity of more than 1 year.

Notes to the accounts

54 Memorandum items: contingent liabilities and commitments, and contingent assets (continued)

	Contingent liabilities		Commitments
Group	2011 € m	2010 € m	2011 € m	2010 € m
Concentration of exposure
Republic of Ireland	1,023	1,110	8,277	9,743
United Kingdom	504	569	1,352	1,872
Poland	—	298	—	1,420
United States of America	475	2,098	185	1,226
Rest of the world	7	17	48	183

Total	2,009	4,092	9,862	14,444

	Contingent liabilities(1)		Commitments
Allied Irish Banks, p.l.c.	2011 € m	2010 € m	2011 € m	2010 € m
Concentration of exposure
Republic of Ireland	1,073	1,197	7,859	9,457
United Kingdom	20	26	177	464
United States of America	475	2,098	185	1,226
Rest of the world	7	17	48	183

Total	1,575	3,338	8,269	11,330

(1)	Included in exposures of Allied Irish Banks, p.l.c. are amounts relating to Group subsidiaries of € 50 million (2010: € 87 million).

Allied Irish Banks, p.l.c. has given guarantees in respect of the liabilities of certain of its subsidiaries and has also given guarantees to the satisfaction of the relevant regulatory authorities for the protection of the depositors of certain of its banking subsidiaries in the various jurisdictions in which such subsidiaries operate (note 73).

The credit rating of contingent liabilities and commitments as at 31 December 2011 and 2010 are set out in the following table. Details of the Group’s rating profiles and masterscale ranges are set out in the ‘Risk management’ section.

Masterscale grade

Group	2011 € m	2010 € m
1 to 3	5,334	7,003
4 to 10	2,800	7,218
11 to 13	1,834	1,628
Unrated	1,903	2,687

	11,871	18,536

Allied Irish Banks, p.l.c.	2011 € m	2010 € m
1 to 3	5,147	6,870
4 to 10	2,609	5,588
11 to 13	1,496	1,557
Unrated	592	653

	9,844	14,668

54 Memorandum items: contingent liabilities and commitments, and contingent assets (continued)

Legal Proceedings

AIB Group, whilst in the course of its business is frequently involved in litigation cases. It is not, nor has been involved in, nor are there, so far as the Company is aware, pending or threatened by or against AIB Group any legal or arbitration proceedings, including governmental proceedings, which may have, or have had during the previous twelve months, a material effect on the financial position or profitability of AIB Group.

Contingent liability/ contingent asset - NAMA

(a)	At 31 December 2011, the transfers of financial assets to NAMA were practically complete. However, NAMA has not yet finalised the value to transfer adjustments or the final consideration payable on tranches which have already transferred. Accordingly, AIB has made a provision for the amount of the expected outflow in respect of various adjustments. If the actual amounts provided prove to be lower or higher than the provision, an inflow or outflow of economic benefits may result to AIB.

(b)	The Group has provided NAMA with a series of indemnities relating to transferred assets. Any indemnity payment would result in an outflow of economic benefit for the Group.

(c)	On dissolution or restructuring of NAMA, the Minister may require that a report and accounts be prepared. If NAMA shows that an aggregate loss has been incurred since its establishment which is unlikely to be made good, the Minister may impose a surcharge on the participating institution. This will involve apportioning the loss on the participating institution, subject to certain restrictions, on the basis of the book value of the assets acquired from that institution in relation to the total book value of assets acquired from all participating institutions.

Participation in TARGET 2 - Ireland

Allied Irish Banks, p.l.c. (“AIB”) migrated to the TARGET 2 system during 2008. TARGET 2, being the wholesale payment infrastructure for credit institutions across Europe, is a real time gross settlement system for large volume interbank payments in euro. The following disclosures relate to the charges arising as a result of the migration to TARGET 2.

By Deeds of Charge made on 15 February 2008, AIB created first floating charges in favour of the Central Bank over all of AIB’s right, title, interest and benefit, present and future, in and to:

(i)	the balances then or at any time standing to the credit of Payment Module accounts held by AIB with a Eurosystem central bank; and

(ii)	each of the eligible securities included from time to time in the Eligible Securities Schedule furnished by AIB to the Central Bank,

in each case, a ‘Charged Property’, for the purpose of securing all present and future liabilities of AIB in respect of AIB’s participation in TARGET 2, arising from the Deeds of Charge and the Terms and Conditions for participation in TARGET 2 – Ireland (adopted from time to time by the Central Bank), including, without limitation, liabilities to the Central Bank, the European Central Bank, or any national central bank of a Member State that has adopted the euro.

The Deeds of Charge contain a provision whereby during the subsistence of the security, otherwise than with the prior written consent of the Central Bank, AIB shall not:

(a)	create or attempt to create or permit to arise or subsist any encumbrance on or over the Charged Property or any part thereof; or

(b)	otherwise than in the ordinary course of business, sell, transfer, lend or otherwise dispose of the Charged Property or any part thereof or attempt or agree to do so whether by means of one or a number of transactions related or not and whether at one time or over a period of time.

Notes to the accounts

55 Off-balance sheet arrangements

Under IFRS, transactions and events are accounted for and presented in accordance with their substance and economic reality and not merely their legal form. As a result, the substance of transactions with a special purpose entity (“SPE”) forms the basis for their treatment in the Group’s financial statements. An SPE is consolidated in the financial statements when the substance of the relationship between the Group and the SPE indicates that the SPE is controlled by the entity and meets the criteria set out in IAS 27 Consolidated and Separate Financial Statements and SIC 12 Consolidation – Special Purposes Entities. The primary form of SPE utilised by the Group are securitisations and employee compensation trusts.

Securitisations

The Group utilises securitisations primarily to support the following business objectives:

•	as an investor, the Group has used securitisation as part of the management of its interest rate and liquidity risks through Treasury;

•	as an investor, securitisations have been utilised by the Group to invest in transactions that offered an appropriate risk-adjusted return opportunity;

•

as an originator of securitisations, to meet customer demand to offer a full range of investment opportunities by making available opportunities to invest in AIB-managed Collateralised Debt Obligations (“CDOs”) and Collateralised Bond Obligations (“CBOs”); and

•	as an originator of securitisations to support the funding activities of the Group.

Historically, AIB has primarily been an investor in securitisations issued by other credit institutions. The most significant investment in securitisations has been through Group Treasury’s purchases of senior tranches of predominantly AAA-rated prime Residential Mortgage Backed Securities (“RMBS”), holdings of which have reduced over the course of 2011. This portfolio was originally purchased as part of Group Treasury’s primary interest rate and liquidity management objective, subject to qualifying criteria, including loan-to-value (“LTV”), seasoning, location and quality of originator. A smaller proportion of the overall portfolio is held in other asset classes, including a portfolio of AAA-rated US student loan asset backed securities which have been considerably reduced through sales in the course of 2011. The balance of these investments continue to benefit from US Government guarantees. All of these assets are reported in the available for sale portfolio.

The Group also has a smaller portfolio of investments in securitisations held by the Non-Core business unit. The portfolio consists of both cash and synthetic structures across a variety of asset classes, including CDOs, CBOs, Collateralised Mortgage Obligations (“CMOs”) and RMBS.

On 18 February 2011, AIB Capital Markets PLC (“AIB CM”) entered into an agreement with GSO Capital Partners International LLP (“GSO”) pursuant to which the collateral management business of AIB CM in respect of four CDO securitisation transactions would be acquired by GSO. On 16 May 2011, AIB CM was replaced by GSO as investment manager for the four CDO securitisation transactions. The Group no longer has equity interests in these transactions. In addition, the CBO bond portfolio was liquidated in 2011. The assets under management of these vehicles at 31 December 2011 was Nil (2010: € 1,582 million).

During 2011, three securitisation vehicles for which AIB acted as an originator and invested in, namely Causeway Securities p.l.c.; Clogher Securities Limited; and Wicklow Gap Limited were wound down. In addition, arising from the acquisition of EBS on 1 July 2011, AIB now controls certain special purpose vehicles which had been setup by EBS (note 73).

Stock borrowing and lending

Securities borrowed are not recognised in the financial statements, unless these are sold to third parties, at which point the obligation to repurchase the securities is recorded as a trading liability at fair value and any subsequent gain or loss included in trading income.

Employee compensation trusts

AIB and some of its subsidiary companies use trust structures to benefit employees and to facilitate the ownership of the Group’s equity by employees. The Group consolidates these trust structures where the risks and rewards of the underlying shares have not been transferred to the employees. Details of these schemes are provided in note 11 of the notes to the consolidated financial statements.

56 Summary of relationship with the Irish Government

The Irish Government has taken a range of measures to stabilise the Irish banking system since the commencement of the financial crisis in 2008. These measures have included the injection of equity and preference share capital into AIB. As a result of these capital injections, the Irish Government, through the NPRFC, now holds 99.8% of the ordinary shares of AIB and € 3.5 billion in 2009 Preference Shares. In addition, the Minister for Finance holds € 1.6 billion of contingent capital notes.

As a result of the various measures taken by the Irish Government (specifically the guarantee schemes, the Direction Order, and the capital injections) the Irish Government is a related party to AIB (note 64). Details regarding these measures, as well as others taken in the context of the Irish banking crisis, are set out below.

The Minister for Finance (‘the Minister’) and/or the Central Bank of Ireland has considerable rights and powers over the operations of AIB (and other financial institutions) arising from the various stabilisation measures.

These rights and powers relate to, inter alia:

•	The acquisition of shares in other institutions;

•	Maintenance of solvency ratios and compliance with any liquidity and capital ratios that the Central Bank, following consultation with the Minister, may direct;

•	The appointment of non-executive directors and board changes;

•	The appointment of persons to attend meetings of various committees;

•	Restructuring of executive management responsibilities, strengthening of management capacity and improvement of governance;

•	Declaration and payment of dividends;

•	Restrictions on various types of remuneration;

•	Buy-backs or redemptions by the Group of its shares;

•	The manner in which the Group extends credit to certain customer groups; and

•	Conditions regulating the commercial conduct of AIB, having regard to capital ratios, market share and the Group’s balance sheet growth.

Details of the measures taken by the Irish Government since 2008:

a) Guarantee schemes

The European Communities (Deposit Guarantee Schemes) Regulations 1995 have been in operation since 1995. These regulations guarantee certain retail deposits up to a maximum of € 100,000. In addition, since September 2008, the Irish Government has guaranteed relevant deposits and debt securities of AIB through the Credit Institutions (Financial Support) Scheme 2008 (‘the CIFS scheme’) and the Credit Institutions (Eligible Liabilities Guarantee) Scheme 2009 (“ELG Scheme”).

CIFS scheme

This Scheme, which expired on 29 September 2010, gave effect to the bank guarantee announced by the Irish Government on 30 September 2008. Under the CIFS Scheme, the Minister for Finance guaranteed certain types of liabilities of certain participating institutions, including AIB and certain of its subsidiaries, for a two-year period from 30 September 2008.

ELG Scheme

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

The ELG Scheme is intended to facilitate the ability of participating credit institutions in Ireland to issue certain debt securities and take deposits with a maturity of up to five years for pre-defined periods. The original date for periods covered was set at 29 September 2010 and has subsequently been extended a number of times. The Scheme, which was due to expire on 31 December 2011, was extended to 31 December 2012 by the Irish Government on 7 December 2011, subject to EU state aid approval. This approval has been received but will expire on 30 June 2012 as the renewal period is for six months and will require an extension from that date.

Notes to the accounts

56 Summary of relationship with the Irish Government (continued)

Eligible liabilities under the ELG Scheme comprise the following:

•	all deposits to the extent not covered by deposit protection schemes in Ireland or in any other jurisdiction;

•	senior unsecured certificates of deposit;

•	senior unsecured commercial paper;

•	other senior unsecured bonds and notes; and

•

other forms of senior unsecured debt which may be specified by the Minister consistent with European Union State aid rules and the European Commission’s Banking Communication (2008/C 270/02) and subject to prior consultation with the European Commission.

Dated subordinated debt and asset-covered securities issued after a covered institution joined the ELG Scheme are not guaranteed under the ELG Scheme.

Participating institutions must pay a fee to the Minister in respect of each liability guaranteed under the ELG Scheme. Details of the total charge for 2011 and 2010 are set out in note 5.

Participating institutions will also be required to indemnify the Minister for any costs and expenses of the Minister and for any payments made by the Minister under the ELG Scheme which relate to the participating institution’s guarantee under the ELG Scheme. The total liabilities guaranteed under the ELG Scheme amounted to € 40 billion (€ 37 billion at 31 December 2010).

(b) Credit Institutions (Stabilisation) Act 2010

The Credit Institutions (Stabilisation) Act 2010 was passed into Irish law on 21 December 2010. The Act provides the legislative basis for the reorganisation and restructuring of the Irish banking system agreed in the joint EU/IMF Programme for Ireland (‘the Programme’). This will allow the Minister to take the actions required to bring about a domestic retail banking system that is proportionate to and focused on the Irish economy.

The Act provides broad powers to the Minister (in consultation with the Governor of the Central Bank of Ireland) to act on financial stability grounds to effect the restructuring actions and recapitalisation measures envisaged in the Programme. The Act applies to banks which have received financial support from the State, building societies and credit unions. Given the exceptional nature of the powers contained in the Act, the powers are time-limited and scheduled to expire on 31 December 2012.

The powers provided in the Act allow the Minister to implement key aspects of the agreed Programme for bank restructuring and include the issue of direction orders, special management orders, subordinated liabilities orders and transfer of assets and liabilities orders. In addition, the Act gives the Minister broad powers in relation to directors and officers and their appointment/removal/duties. Various other terms are also imposed on relevant financial institutions as a condition for financial support.

Since the enactment of this legislation, the Minister has invoked certain of his powers under the Act in relation to AIB as follows:

(i) Direction Order

On 23 December 2010, the High Court, on application from the Minister, directed AIB to increase its authorised share capital, and adopt amended Articles of Association to give effect to the capital increase and to issue ordinary and CNV shares to the National Pension Reserve Fund Commission (“NPRFC”) (see (c) below).

AIB was also directed by the High Court as follows:

•	to cancel its listing on the Main Securities Market and to apply for listing on the Enterprise Securities Market (“ESM”) of the Irish Stock Exchange;

•	to cancel admission of its ordinary shares to the Official List maintained by the UK Financial Services Authority and to cancel trading on the main market of the London Stock Exchange;

•	to complete the sale of its Polish interests to Banco Santander (note 18).

(ii) Transfer Order

On 24 February 2011, following an application by the Minister for Finance, the High Court issued a transfer order for the immediate transfer of certain deposits and corresponding assets from Anglo Irish Bank Corporation (‘Anglo’) to AIB. Certain employees who dealt with the deposit taking activities in Anglo also transferred to AIB (note 23).

Notes to the accounts

56 Summary of relationship with the Irish Government (continued)

(iii) Subordinated Liabilities Order

On 14 April 2011, following an application by the Minister under section 29 of the Credit Institutions (Stabilisation) Act 2010, the High Court issued a Subordinated Liabilities Order (the “SLO”) in relation to all outstanding subordinated liabilities and other capital instruments (including certain tier 1 capital instruments), with the consent of AIB. The High Court declared the SLO effective as of 22 April 2011. The effect of the SLO was to amend the terms of certain subordinated liabilities and other capital instruments as follows:

•	mandatory interest falling due on certain subordinated liabilities is to be payable by AIB in its sole discretion, and the maturity date of the subordinated liabilities is to be extended to 2035;

•

in respect of certain subordinated liabilities, restrictions on (i) the payment of any distribution or dividend on any other junior or parity securities of AIB; or (ii) any repurchase or redemption of such junior or parity securities have been removed; and

•

in respect of certain subordinated liabilities, (i) the requirement to pay any arrears of interest on such liabilities upon the payment of any dividends by AIB has been removed, and (ii) the payment of any coupon on such liabilities following the payment of a dividend by AIB is now entirely at the option of AIB. (note 45).

c) Investments in AIB

The Irish Government’s investments in AIB are as set out below:

•

In May 2009, the Group issued € 3.5 billion capital in the form of Non-cumulative preference shares (the ‘2009 Preference Shares’) to the NPRFC. In conjunction with the Preference Share issue, the Group also issued 294,251,891 warrants to the NPRFC. Each warrant entitled the holder to subscribe for one ordinary share of Allied Irish Banks, p.l.c.. The warrants were cancelled on 23 December 2010 for a total consideration of € 52.5 million (note 46).

•

On 13 May 2010, the Group issued 198,089,847 ordinary shares to the NPRFC in lieu of the annual dividend (amounting to € 280 million) on the 2009 Preference Shares pursuant to the Bonus Issue 2010 (note 46). Following this transaction, the NPRFC held 18.61% of the ordinary share capital of AIB;

•

On 23 December 2010, arising from a Direction Order issued by the High Court, the Group issued 675,107,845 ordinary shares and 10,489,899,564 convertible non-voting (“CNV”) shares to the NPRFC. Net proceeds from this issue amounted to € 3.7 billion. At 31 December 2010, the NPRFC held 49.9 % of the ordinary shares of AIB;

•	On 8 April 2011, the CNV shares were converted to ordinary shares on a one-for-one basis. Following this transaction, the NPRFC held 92.8% of the ordinary shares of AIB;

•

On 13 May 2011, 484,902,878 ordinary shares were issued to the NPRFC in part settlement of the annual dividend due on that date pursuant to the Bonus Issue 2011 (note 46). The residual of this Bonus Share 2011 entitlement, amounting to 762,370,687 ordinary shares were issued to the NPRFC on 27 July 2011 following the increase, at an EGM, of the authorised ordinary share capital of AIB;

•

On 27 July 2011, AIB issued (i) 500 billion ordinary shares of € 0.01 each to the NPRFC at a subscription price of € 0.01 per share, the ordinary share capital having been renominalised on 26 July 2011 (note 46), (ii) € 1.6 billion of contingent capital notes at par (note 45) to the Minister for Finance. These transactions raised € 6.6 billion of capital for AIB. Following the ordinary share issues, the NPRFC held 99.8% of the ordinary shares in AIB; and

•

On 28 July 2011, the Minister for Finance and the NPRFC made capital contributions of € 2.283 billion and € 3.771 billion respectively (total: € 6.054 billion) to AIB for nil consideration. These capital contributions constituted core tier 1 capital for regulatory accounting purposes. Neither the Minister nor the NPRFC has an entitlement to seek repayment of these capital contributions.

d) NAMA

In February 2010, AIB was designated a participating institution under the NAMA Act which was enacted in November 2009. Since the enactment of the legislation, AIB has transferred financial assets to NAMA details of which are set out in notes 8 and 25. The consideration received from NAMA has been in the form of NAMA senior bonds and subordinated NAMA bonds which are detailed in notes 8, 33 and 34. The NAMA senior bonds are guaranteed by the Irish Government.

On 15 April 2011, the Government announced that no further loans would transfer to NAMA, apart from those above already earmarked for transfer. At 31 December 2011, the transfers to NAMA were practically complete.

In addition to the NAMA senior bonds received as consideration for financial assets transferred to NAMA, AIB acquired NAMA senior bonds as part of the Anglo transaction (€ 11,854 million fair value at acquisition date) and the EBS transaction (€ 301 million carrying value at acquisition date), details of which are set out in notes 23 and 24.

AIB also acquired € 6 million in NAMA subordinated bonds as part of the EBS transaction.

Notes to the accounts

56 Summary of relationship with the Irish Government (continued)

e) Funding Support

AIB received funding from the Central Bank throughout the year through the ECB Monetary Policy Operation Sale and Repurchase Agreements. This funding amounted to € 30.8 billion at 31 December 2011. These agreements were for maturities of between 7 days and 3 months, with a current interest rate of 1% in all cases. The facilities mature on dates between 4 January 2012 and 29 January 2015. Other funding supports from the Central Bank, which had been in operation at 31 December 2010, were not availed of by AIB from May 2011 onwards.

f) PCAR/PLAR

On 31 March 2011, the Central Bank of Ireland published the ‘Financial Measures Programme Report’ which detailed the outcome of its review of the capital (PCAR) and funding requirements (PLAR) of the domestic Irish banks. The PCAR/PLAR assessments follow the announcement of the EU-IMF Programme for Ireland in November 2010, in which the provision of an overall amount of € 85 billion in financial support for the sovereign was agreed in principle. Up to € 35 billion of this support is earmarked for the banking system, € 10 billion of which was for immediate recapitalisation of the banks with the remaining € 25 billion to be provided on a contingency basis.

Arising from the 2011 PCAR and PLAR assessments, AIB including EBS, was required to raise € 14.8 billion in total capital. This € 14.8 billion includes € 13.3 billion of capital for AIB, of which € 1.4 billion is contingent capital. EBS, which has since been combined with AIB to form one of the two ‘Pillar Banks’ (see below and note 24), was required to raise € 1.5 billion in core tier 1 capital, of which € 0.2 billion could be in the form of contingent capital. In addition, the target loan to deposit ratio has been set at 122.5% for all banks including AIB, by the end of 2013.

It is expected that the next PCAR stress test will be carried out in the second half of 2012, with the results expected to be published no later than 30 November 2012.

g) Acquisition of EBS Limited (EBS”)

On 31 March 2011, the Minister for Finance (‘the Minister’) proposed the combination of AIB and EBS (formerly EBS Building Society) to form one of the pillar banks. On 26 May 2011, AIB entered into an agreement with EBS, the Minister and the NTMA to acquire EBS for a consideration of € 1 (one euro). The acquisition was effective from 1 July 2011. Details of this transaction are set out in note 24.

h) Dividend Stopper

During 2009, the European Commission (“EC”) indicated that, in line with its policy and pending its assessment of the Group restructuring plan, the Group should not make coupon payments on its tier 1 and tier 2 capital instruments unless under a binding legal obligation to do so.

The Group agreed to this request by the EC and resolved that under the terms of the AIB UK 3 LP Preferred Securities that the non-cumulative distribution on these securities which otherwise would have been paid on 14 December 2009, would not be paid.

The effect of this decision by the Group was to trigger the ‘Dividend Stopper’ provisions which precluded the Group from making distributions on certain securities. This ‘dividend stopper’ has remained in place since 2009 but was superseded by the SLO of 14 April 2011. The SLO changed the terms of all outstanding subordinated liabilities and other capital instruments. Interest and distributions on such instruments are now payable by AIB in its sole discretion.

i) Relationship framework

The Board has recently endorsed the parameters of a draft relationship framework, which is expected to be specified by the Minister for Finance (‘the Minister’) in respect of the relationship between the Minister and AIB (‘the Framework’). The purpose of the Framework is to provide the basis on which the relationship between the Minister, on behalf of the State, and the Group shall be governed.

j) Central Bank and Credit Institutions (Resolution) Act 2011

The Central Bank and Credit Institutions (Resolution) Act 2011 was signed into law on 20 October 2011 and became effective on 28 October 2011.

This legislation provides the Central Bank with additional powers to achieve an effective and efficient resolution regime for credit institutions that are failing or likely to fail and that is effective in protecting the Exchequer and the stability of the financial system and the economy.

56 Summary of relationship with the Irish Government (continued)

The Act gives the Central Bank power to take control of banks, appoint managers to run them and remove directors, staff and consultants and to move their deposits and loans to other banks. It provides for the establishment of a Credit Institution Resolution Fund which would provide a source of funding for the resolution of financial instability or in the event of an imminent serious threat to the financial stability of an authorised credit institution. Authorised credit institutions will be obliged to contribute to the resolution fund.

The Act provides for the establishment of “Bridge-Banks” for the purpose of holding assets or liabilities which have been transferred under a transfer order. Bridge-Banks are only intended to hold such assets or liabilities on a temporary basis pending onward transfer as soon as possible.

The Central Bank is empowered to make special management orders in relation to an authorised credit institution, or in relation to a subsidiary or holding company of the authorised credit institution in certain circumstances. The Act also provides powers to the Central Bank regarding the liquidation of authorised credit institutions. Authorised credit institutions may also be directed to prepare a recovery plan setting out actions that could be taken to facilitate the continuation or secure the business or part of the business of that institution.

The legislation which provides for a permanent statutory regime under which the Central Bank may exercise intervention powers when a relevant credit institution is in difficulty is expected, in due course, to replace the temporary emergency provisions of the Credit Institutions (Stabilisation) Act 2010 outlined above which ceases to have effect on 31 December 2012 or at a later date substituted by resolution of both Houses of the Oireachtas.

Notes to the accounts

57 Fair value of financial instruments

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

Readers of these financial statements are advised to use caution when using the data in the following table to evaluate the Group’s financial position or to make comparisons with other institutions. Fair value information is not provided for items that do not meet the definition of a financial instrument. These items include intangible assets such as the value of the branch network and the long-term relationships with depositors, premises and equipment and shareholders’ equity. These items are material and accordingly, the fair value information presented does not purport to represent, nor should it be construed to represent, the underlying value of the Group as a going concern at 31 December 2011.

The valuation of financial instruments, including loans and receivables, involves the application of judgement and estimation. Market and credit risks are key assumptions in the estimation of the fair value of loans and receivables. During the year, AIB has continued to observe adverse changes in the credit quality of its borrowers, with increasing delinquencies and defaults across a range of sectors. The volatility in financial markets and the illiquidity that is evident in these markets has reduced the demand for many financial instruments and this creates a difficulty in estimating the fair value for loans to customers. AIB has estimated the fair value of its loans to customers taking into account market risk and the changes in credit quality of its borrowers.

		31 December 2011		31 December 2010
	Notes	Carrying amount € m	Fair value € m	Carrying amount € m	Fair value € m
Financial assets
Cash and balances at central banks	a	2,934	2,934	3,686	3,686
Items in course of collection	a	202	202	273	273
Financial assets held for sale to NAMA	b,c	—	—	1,937	908
Disposal groups and non-current assets held for sale, net of liabilities	d	1,212	1,012	2,346	3,159
Trading portfolio financial assets	b	56	56	33	33
Derivative financial instruments	b	3,046	3,046	3,315	3,315
Loans and receivables to banks	e	5,718	5,719	2,943	2,943
Loans and receivables to customers	f	82,540	68,846	86,350	77,376
NAMA senior bonds	g	19,856	20,061	7,869	7,834
Financial investments available for sale	b	15,389	15,389	20,825	20,825
Fair value hedged asset positions	h	17	—	5	—

Financial liabilities
Deposits by central banks and banks	i	36,890	36,890	49,869	49,869
Customer accounts	i	60,674	61,101	52,389	52,591
Derivative financial instruments	b	3,843	3,843	3,020	3,020
Debt securities in issue	j	15,654	13,025	15,664	13,362
Subordinated liabilities and other capital instruments	j	1,209	1,120	4,331	1,163
Fair value hedged liability positions	h	507	—	407	—

Notes

Financial instruments recorded at fair value in the financial statements

(a)	The fair value of these financial instruments is considered equal to the carrying value. These instruments are either carried at market value or have minimal credit losses.
(b)	Financial instruments reported at fair value include trading portfolio financial assets and financial liabilities, derivative financial instruments and financial investments available for sale. The fair value of trading and available for sale debt securities, together with quoted equity shares are based on quoted prices or bid/offer quotations sourced from external securities dealers, where these are available on an active market. Where securities and derivatives are traded on an exchange, the fair value is based on prices from the exchange. The fair value of unquoted equity shares, debt securities not quoted in an active market, and over-the-counter derivative financial instruments is calculated using valuation techniques, as described in accounting policy number 16.

57 Fair value of financial instruments (continued)

Financial instruments with fair value information presented separately in the notes to the financial statements

(c)	Financial assets held for sale to NAMA are measured on the same basis in the statement of financial position as prior to their classification as held for sale. However, in determining fair value at December 2010,AIB applied a discount of 60% to the gross carrying value of loans as it was expected that future tranches would transfer at this value.
(d)	The fair value of loans and receivables held for sale has been estimated based on expected sale proceeds. The fair value of financial investments available for sale equity securities has also been included. The consideration which was received for BZWBK was used as an approximate fair value for the disposal group which was classified as a discontinued operation in 2010. The carrying value of BZWBK was disclosed in the table net of liabilities. The fair value of the investment in AmCredit was also included. The fair value of certain other assets within disposal groups and non-current assets held for sale has not been included, as these are not financial assets.
(e)	The fair value of loans and receivables to banks is estimated using discounted cash flows applying either market rates, where practicable, or rates currently offered by other financial institutions for placings with similar characteristics.
(f)	The Group provides lending facilities of varying rates and maturities to corporate and personal customers. Valuation techniques are used in estimating the fair value of loans, primarily using discounted cash flows, applying market rates where practicable. In addition to the assumptions set about above under valuation techniques regarding cash flows and discount rates, a key assumption for loans and receivables is that the carrying amount of variable rate loans (excluding mortgage products) approximates to market value where there is no significant credit risk of the borrower. The fair value of variable mortgage products including tracker mortgages is calculated by discounting expected cash flows using discount rates that reflect the interest rate risk in the portfolio. For fixed rate loans, the fair value is calculated by discounting expected cash flows using discount rates that reflect the interest rate risk in that portfolio. For the overall loan portfolio, an adjustment is made for credit risk which at 31 December 2011 took account of the Group’s forecast impairment provisions and losses for the period 2012-2014.
(g)	The fair value of the NAMA senior bonds has been estimated using a valuation technique since there in no active market for these bonds. The valuation technique required an increased use of management judgement which included, but was not limited to, evaluating available market information, determining the cashflows generated by the instruments, identifying a risk free discount rate and applying an appropriate credit spread.
(h)	The fair value of the hedged asset and liability positions are included in the fair value of the relevant assets and liabilities being hedged.
(i)	The fair value of current accounts and deposit liabilities which are repayable on demand, or which re-price frequently, approximates to their book value. The fair value of all other deposits and other borrowings is estimated using discounted cash flows applying either market rates, where applicable, or interest rates currently offered by the Group.
(j)	The estimated fair value of subordinated liabilities and other capital instruments, and debt securities in issue, is based on quoted prices where available, or where these are unavailable, are estimated using valuation techniques using observable market data for similar instruments. Where there is no market data for a directly comparable instrument, management judgement on an appropriate credit spread to similar or related instruments with market data available is used within the valuation technique. This is supported by cross referencing other similar or related instruments.

Commitments pertaining to credit-related instruments

Details of the various credit-related commitments and other off-balance sheet financial guarantees entered into by the Group are included in note 54. Fees for these instruments may be billed in advance or in arrears on an annual, quarterly or monthly basis. In addition, the fees charged vary on the basis of instrument type and associated credit risk. As a result, it is not considered practicable to estimate the fair value of these instruments because each customer relationship would have to be separately evaluated.

Notes to the accounts

57 Fair value of financial instruments (continued)

Fair value hierarchy

The following tables set out, by financial instrument measured at fair value, the valuation methodologies(1) adopted in the financial statements as at 31 December 2011 and as at 31 December 2010.

		2011
Group		Level 1 € m	Level 2 € m	Level 3 € m	Total € m
Financial assets
Disposal groups and non-current assets held for sale		—	—	22	22
Trading portfolio financial assets		50	6	—	56
Derivative financial instruments		—	3,046	—	3,046
Financial investments available for sale	- debt securities	13,720	1,413	12	15,145
	- equity securities	54	10	180	244

		13,824	4,475	214	18,513

Financial liabilities
Derivative financial instruments		—	3,734	109	3,843

		—	3,734	109	3,843

		2010
Group		Level 1 € m	Level 2 € m	Level 3 € m	Total € m
Financial assets
Derivative financial instruments held for sale to NAMA		—	15	—	15
Trading portfolio financial assets		23	10	—	33
Derivative financial instruments		—	3,315	—	3,315
Financial investments available for sale	- debt securities	18,395	2,104	12	20,511
	- equity securities	37	14	263	314

		18,455	5,458	275	24,188

Financial liabilities
Derivative financial instruments		2	2,896	122	3,020

		2	2,896	122	3,020

(1)	Valuation methodologies in the fair value hierarchy:
(a)	Quoted market prices (unadjusted) - Level 1;
(b)	Valuation techniques which use observable market data - Level 2; and
(c)	Valuation techniques which use unobservable market data - Level 3.

57 Fair value of financial instruments (continued)

Significant transfers between Level 1 and Level 2

	2011
	Financial assets
Group	Trading portfolio € m	Debt securities € m	Total € m
Transfer into Level 1 from Level 2	—	61	61
Transfer into Level 2 from Level 1	—	178	178

Transfers into Level 1 from Level 2 occurred due to increased availability of reliable quoted market prices which were not previously available.

Reconciliation of balances in Level 3 of the fair value hierarchy

The following table shows a reconciliation from the beginning balances to the ending balances for fair value measurements in Level 3 of the fair value hierarchy:

	2011
	Financial assets					Financial liabilities
			AFS
Group	Disposal groups and non-current assets held for sale € m	Derivatives € m	Debt securities € m	Equity securities € m	Total € m	Derivatives € m	Total € m
At 1 January 2011	—	—	12	263	275	122	122
Acquisition of subsidiaries	—	—	—	6	6	—	—
Reclassified to disposal groups and non-current assets held for sale	22	—	—	(22)	—	—	—
Transfers out of Level 3	—	—	—	—	—	(4)	(4)
Total gains or losses in:	—
- Profit or loss	—	—	—	(105)	(105)	71	71
- Other comprehensive income	—	—	—	43	43	3	3
Net NAMA subordinated bonds additions	—	—	—	12	12	—	—
Additions	—	—	—	19	19	—	—
Purchases	—	—	—	6	6	—	—
Sales	—	—	—	(42)	(42)	—	—
Settlements	—	—	—	—	—	(83)	(83)

At 31 December 2011	22	—	12	180	214	109	109

Transfers out of Level 3 occurred because of increased observability in the market prices of these instruments.

Losses included in profit or loss for the year in the above tables are presented in the income statement and are recognised as:

Group	2011 € m
Net trading loss	(71)
Provisions for impairment of financial investments available for sale	(113)
Other operating loss	8

Total	(176)

Losses for the year included in the income statement relating to financial assets and liabilities held at the end of the reporting year:

Group	2011 € m
Net trading loss	(50)
Provisions for impairment of financial investments available for sale	(113)

Total	(163)

Notes to the accounts

57 Fair value of financial instruments (continued)

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

Reconciliation of balances in Level 3 of the fair value hierarchy

The following table shows a reconciliation from the beginning balances to the ending balances for fair value measurements in Level 3 of the fair value hierarchy:

	2010
	Financial assets						Financial liabilities
			AFS
Group	Trading portfolio € m	Derivatives € m	Debt securities € m		Equity securities € m	Total € m	Derivatives € m	Total € m
At 1 January 2010	8	8	2,826		241	3,083	7	7
Reclassified to disposal groups and non-current assets held for sale	—	(8)	(20)		(157)	(185)	(7)	(7)
Reclassification between categories	(8)	—	(7,869	)(1)	8	(7,869)	—	—
Transfers into Level 3	—	—	—		43	43	127	127
Transfers out of Level 3	—	—	(2,794)		(21)	(2,815)	—	—
Total gains or losses in:
- Profit or loss	—	—	5		(13)	(8)	50	50
- Other comprehensive income	—	—	—		(53)	(53)	—	—
NAMA senior bonds/ subordinated bonds	—	—	7,864		220	8,084	—	—
Purchases	—	—	—		9	9	—	—
Sales	—	—	—		(14)	(14)	—	—
Settlements	—	—	—		—	—	(55)	(55)

At 31 December 2010	—	—	12		263	275	122	122

(1)	NAMA senior bonds were designated at initial recognition as financial investments available for sale.

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

Losses included in profit or loss for the year in the above tables are presented in the income statement and are recognised as:

Group
2010 € m
Net trading income	(42)
Other	(16)

Total	(58)

Losses for the year included in the income statement relating to financial assets and liabilities held at the end of the reporting year:

Group
2010 € m
Net trading income	(8)
Other	—

Total	(8)

57 Fair value of financial instruments (continued)

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

		2011
		Level 3
		Effect on income statement		Effect on other comprehensive income
		Favourable	Unfavourable	Favourable	Unfavourable
Group		€ m	€ m	€ m	€ m
Classes of financial assets
Financial investments available for sale	- debt securities	—	—	—	—
	- equity securities	—	—	236	(52)

Total		—	—	236	(52)

Classes of financial liabilities
Derivative financial instruments		58	(58)	—	—

Total		58	(58)	—	—

		2010
		Level 3
		Effect on income statement		Effect on other comprehensive income
		Favourable	Unfavourable	Favourable	Unfavourable
Group		€ m	€ m	€ m	€ m
Classes of financial assets
Financial investments available for sale	- debt securities	—	—	—	—
	- equity securities	—	(3)	165	(106)

Total		—	(3)	165	(106)

Classes of financial liabilities
Derivative financial instruments		28	(28)	—	—

Total		28	(28)	—	—

Day 1 gain or loss:

No difference existed between the fair value at initial recognition of financial instruments and the amount that was determined at that date using a valuation technique incorporating significant unobservable data.

Notes to the accounts

58 Classification and measurement of financial assets and financial liabilities

Financial assets and financial liabilities are measured on an ongoing basis either at fair value or at amortised cost. The accounting policy for financial assets (number 18), describes how the classes of financial instruments are measured, and how income and expenses, including fair value gains and losses, are recognised. The following table analyses the carrying amounts of the financial assets and liabilities by category as defined in IAS 39 and by statement of financial position heading.

	2011
	At fair value through profit and loss		At fair value through equity		At amortised cost			Total
Group	Held for trading € m	Fair value hedge derivatives € m	Cashflow hedge derivatives € m	Available for sale securities € m	Loans and receivables € m	Other € m		€ m
Financial assets
Cash and balances at central banks	—	—	—	—	2,344	590	(1)	2,934
Items in the course of collection	—	—	—	—	202	—		202
Disposal groups and non-current assets held for sale	—	—	—	22	1,191	—		1,213
Trading portfolio financial assets	56	—	—	—	—	—		56
Derivative financial instruments	1,930	716	400	—	—	—		3,046
Loans and receivables to banks	—	—	—	—	5,718	—		5,718
Loans and receivables to customers	—	—	—	—	82,540	—		82,540
NAMA senior bonds	—	—	—	—	19,856	—		19,856
Financial investments available for sale	—	—	—	15,389	—	—		15,389
Other financial assets	—	—	—	—	—	734		734

	1,986	716	400	15,411	111,851	1,324		131,688

Financial liabilities
Deposits by central banks and banks	—	—	—	—	—	36,890		36,890
Customer accounts	—	—	—	—	—	60,674		60,674
Derivative financial instruments	2,430	731	682	—	—	—		3,843
Debt securities in issue	—	—	—	—	—	15,654		15,654
Subordinated liabilities and other capital instruments	—	—	—	—	—	1,209		1,209
Other financial liabilities	—	—	—	—	—	489		489

	2,430	731	682	—	—	114,916		118,759

(1)	Comprises cash on hand.

58 Classification and measurement of financial assets and financial liabilities (continued)

	2010(1)
	At fair value through profit and loss		At fair value through equity		At amortised cost			Total
Group	Held for trading € m	Fair value hedge derivatives € m	Cashflow hedge derivatives € m	Available for sale securities € m	Loans and receivables € m	Other € m		€ m
Financial assets
Cash and balances at central banks	—	—	—	—	3,080	606	(2)	3,686
Items in the course of collection	—	—	—	—	273	—		273
Financial assets held for sale to NAMA	15	—	—	—	1,919	3		1,937
Trading portfolio financial assets	33	—	—	—	—	—		33
Derivative financial instruments	1,876	620	819	—	—	—		3,315
Loans and receivables to banks	—	—	—	—	2,943	—		2,943
Loans and receivables to customers	—	—	—	—	86,350	—		86,350
NAMA senior bonds	—	—	—	—	7,869	—		7,869
Financial investments available for sale	—	—	—	20,825	—	—		20,825
Other financial assets	—	—	—	—	—	577		577

	1,924	620	819	20,825	102,434	1,186		127,808

Financial liabilities
Deposits by central banks and banks	—	—	—	—	—	49,869		49,869
Customer accounts	—	—	—	—	—	52,389		52,389
Derivative financial instruments	2,239	471	310	—	—	—		3,020
Debt securities in issue	—	—	—	—	—	15,664		15,664
Subordinated liabilities and other capital instruments	—	—	—	—	—	4,331		4,331
Other financial liabilities	—	—	—	—	—	922		922

	2,239	471	310	—	—	123,175		126,195

(1)	Disposal groups and non-current assets held for sale have been excluded from this note. The classification and measurement for this group is set out in Accounting policy 23.
(2)	Comprises cash on hand.

59 Interest rate sensitivity

The net interest rate sensitivity of the Group at 31 December 2011, 2010, 2009, 2008 and 2007 is illustrated in the following tables. The tables set out details of those assets and liabilities whose values are subject to change as interest rates change within each contractual repricing time period. Details regarding assets and liabilities which are not sensitive to interest rate movements are included within non-interest bearing or trading captions. The tables show the sensitivity of the statement of financial position at one point in time and are not necessarily indicative of positions at other dates. In developing the classifications used in the tables it has been necessary to make certain assumptions and approximations in assigning assets and liabilities to different repricing categories.

The fair value of derivative financial instruments is included within other assets and other liabilities as interest rate insensitive. However, some derivative instruments are derived from interest sensitive financial instruments, and are shown separately below each year’s table.

Continuing operations are shown within the various time periods. For 2010, assets and liabilities of ‘Disposal groups and non-current assets held for sale’ have been shown as interest rate insensitive since the sale of a substantial element of these, (BZWBK), has been agreed. For 2011, financial assets of “Disposal Groups and non-current assets held for sale” are shown within the various time periods.

Non-interest bearing amounts relating to financial assets held for sale to NAMA, loans and receivables to banks and loans and receivables to customers include provisions for impairment. Prior periods have been amended to reflect this.

Notes to the accounts

59 Interest rate sensitivity (continued)

	2011
	0<1 Month € m	1<3 Months € m	3<12 Months € m	1<2 Years € m	2<3 Years € m	3<4 Years € m	4<5 Years € m	5 years + € m	Non-interest bearing € m	Trading € m	Total € m
Assets
Financial assets held for sale to NAMA	—	—	—	—	—	—	—	—	—	—	—
Disposal groups and non-current assets held for sale	428	585	41	64	—	22	—	—	282	—	1,422
Trading portfolio financial assets	—	—	—	—	—	—	—	—	—	56	56
Loans and receivables to banks	5,284	50	12	—	—	—	—	—	372	—	5,718
Loans and receivables to customers	79,457	6,691	3,199	2,957	1,457	846	629	2,236	(14,932)	—	82,540
NAMA senior bonds	—	19,856	—	—	—	—	—	—	—	—	19,856
Financial investments available for sale	1,761	2,259	593	1,093	2,430	1,257	1,410	4,342	244	—	15,389
Other assets	2,344	—	—	—	—	—	—	—	7,396	1,930	11,670

Total assets	89,274	29,441	3,845	4,114	3,887	2,125	2,039	6,578	(6,638)	1,986	136,651

Liabilities
Disposal groups held for sale	—	—	—	—	—	—	—	—	3	—	3
Deposits by central banks and banks	34,243	2,647	—	—	—	—	—	—	—	—	36,890
Customer accounts	27,232	5,974	8,406	4,392	1,421	553	743	41	11,912	—	60,674
Debt securities in issue	2,451	2,695	2,081	2,870	750	3,017	—	1,790	—	—	15,654
Subordinated liabilities and other capital instruments	—	—	—	—	—	—	1,177	32	—	—	1,209
Other liabilities	—	—	—	—	—	—	—	—	5,328	2,430	7,758
Shareholders’ equity	—	—	—	—	—	—	—	—	14,463	—	14,463

Total liabilities and shareholders’ equity	63,926	11,316	10,487	7,262	2,171	3,570	1,920	1,863	31,706	2,430	136,651

Derivatives affecting interest rate sensitivity	(9,358)	21,089	(9,724)	(2,944)	1,126	(1,886)	(17)	1,714	—	—	—

Interest sensitivity gap	34,706	(2,964)	3,082	(204)	590	441	136	3,001	(38,344)	(444)
Cumulative interest sensitivity gap	34,706	31,742	34,824	34,620	35,210	35,651	35,787	38,788	444	—

	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m
Interest sensitivity gap	29,008	(2,957)	3,053	(369)	487	137	43	1,278	(26,565)	947
Cumulative interest sensitivity gap	29,008	26,051	29,104	28,735	29,222	29,359	29,402	30,680	4,115	5,062

(in euro equivalents)	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m
Interest sensitivity gap	(272)	(128)	55	87	13	1	14	28	(2,570)	(56)
Cumulative interest sensitivity gap	(272)	(400)	(345)	(258)	(245)	(244)	(230)	(202)	(2,772)	(2,828)

(in euro equivalents)	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m
Interest sensitivity gap	5,794	32	(111)	49	68	279	76	1,689	(8,796)	(1,400)
Cumulative interest sensitivity gap	5,794	5,826	5,715	5,764	5,832	6,111	6,187	7,876	(920)	(2,320)

(in euro equivalents)	Other m	Other m	Other m	Other m	Other m	Other m	Other m	Other m	Other m	Other m
Interest sensitivity gap	176	89	85	29	22	24	3	6	(413)	65
Cumulative interest sensitivity gap	176	265	350	379	401	425	428	434	21	86

59 Interest rate sensitivity (continued)

	2010
	0<1 Month € m	1<3 Months € m	3<12 Months € m	1<2 years € m	2<3 Years € m	3<4 Years € m	4<5 Years € m	5 years + € m	Non-interest bearing € m	Trading € m	Total € m
Assets
Financial assets held for sale to NAMA	1,233	950	36	1	20	7	—	1	(326)	15	1,937
Disposal groups and non-current assets held for sale	—	—	—	—	—	—	—	—	13,911	—	13,911
Trading portfolio financial assets	—	—	—	—	—	—	—	—	—	33	33
Loans and receivables to banks	2,558	2	1	—	—	—	—	—	382	—	2,943
Loans and receivables to customers	66,825	10,620	3,811	2,230	1,822	952	850	6,488	(7,248)	—	86,350
NAMA senior bonds	—	7,869	—	—	—	—	—	—	—	—	7,869
Financial investments available for sale	3,585	4,260	2,041	1,944	1,013	2,369	813	4,486	314	—	20,825
Other assets	3,086	—	—	—	—	—	—	—	6,391	1,877	11,354

Total assets	77,287	23,701	5,889	4,175	2,855	3,328	1,663	10,975	13,424	1,925	145,222

Liabilities
Disposal groups held for sale	—	—	—	—	—	—	—	—	11,548	—	11,548
Deposits by central banks and banks	40,578	9,143	148	—	—	—	—	—	—	—	49,869
Customer accounts	31,851	5,783	6,273	789	396	374	343	316	6,264	—	52,389
Debt securities in issue	1,973	4,249	835	1,272	2,820	750	2,000	1,765	—	—	15,664
Subordinated liabilities & capital instruments	376	242	—	—	—	—	68	3,645	—	—	4,331
Other liabilities	—	—	—	—	—	—	—	—	5,523	2,239	7,762
Shareholders’ equity	—	—	—	—	—	—	—	—	3,659	—	3,659

Total liabilities and shareholders’ equity	74,778	19,417	7,256	2,061	3,216	1,124	2,411	5,726	26,994	2,239	145,222

Derivatives affecting interest rate sensitivity	5,934	9,758	(10,553)	(661)	(2,563)	1,156	(919)	(2,152)	—	—	—

Interest sensitivity gap	(3,425)	(5,474)	9,186	2,775	2,202	1,048	171	7,401	(13,570)	(314)
Cumulative interest sensitivity gap	(3,425)	(8,899)	287	3,062	5,264	6,312	6,483	13,884	314	—

	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m
Interest sensitivity gap	(10,413)	(5,143)	7,716	2,326	1,863	913	147	5,693	(5,041)	(227)
Cumulative interest sensitivity gap	(10,413)	(15,556)	(7,840)	(5,514)	(3,651)	(2,738)	(2,591)	3,102	(1,939)	(2,166)

(in euro equivalents)	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m
Interest sensitivity gap	972	(479)	255	(244)	78	24	6	64	(875)	(89)
Cumulative interest sensitivity gap	972	493	748	504	582	606	612	676	(199)	(288)

(in euro equivalents)	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m
Interest sensitivity gap	5,845	(71)	1,011	665	229	92	2	1,617	(8,649)	26
Cumulative interest sensitivity gap	5,845	5,774	6,785	7,450	7,679	7,771	7,773	9,390	741	767

(in euro equivalents)	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m
Interest sensitivity gap	16	—	—	—	—	—	—	—	586	(158)
Cumulative interest sensitivity gap	16	16	16	16	16	16	16	16	602	444

Notes to the accounts

59 Interest rate sensitivity (continued)

	2009
	0<1 Month € m	1<3 Months € m	3<12 Months € m	1<2 years € m	2<3 Years € m	3<4 Years € m	4<5 Years € m	5 years + € m	Non-interest bearing € m	Trading € m	Total € m
Assets
Financial assets held for sale to NAMA	12,969	9,669	133	129	41	47	44	163	(4,108)	125	19,212
Trading portfolio financial assets	—	—	—	—	—	—	—	—	—	296	296
Loans and receivables to banks	8,218	508	2	—	—	—	—	—	365	—	9,093
Loans and receivables to customers	73,705	16,520	4,430	2,594	2,114	1,435	903	4,627	(2,987)	—	103,341
Financial investments available for sale	5,423	6,485	1,980	3,153	1,932	534	1,104	4,398	327	—	25,336
Financial investments held to maturity	—	77	1,509	—	—	—	—	—	—	—	1,586
Other assets	3,569	—	—	—	—	—	—	—	7,247	4,634	15,450

Total assets	103,884	33,259	8,054	5,876	4,087	2,016	2,051	9,188	844	5,055	174,314

Liabilities
Financial liabilities held for sale to NAMA	—	—	—	—	—	—	—	—	—	3	3
Deposits by central banks and banks	13,522	11,813	7,990	8	—	—	—	—	—	—	33,333
Customer accounts	52,322	12,865	9,263	548	429	339	341	163	7,683	—	83,953
Trading portfolio financial liabilities	—	—	—	—	—	—	—	—	—	23	23
Debt securities in issue	9,047	9,891	7,191	39	1,000	1,000	746	1,740	—	—	30,654
Subordinated liabilities & capital instruments	846	454	—	—	—	—	—	3,286	—	—	4,586
Other liabilities	—	—	—	—	—	—	—	—	6,193	4,860	11,053
Shareholders’ equity	—	—	—	—	—	—	—	—	10,709	—	10,709

Total liabilities and shareholders’ equity	75,737	35,023	24,444	595	1,429	1,339	1,087	5,189	24,585	4,886	174,314

Derivatives affecting interest rate sensitivity	11,917	9,771	(16,873)	309	(744)	(1,660)	(34)	(2,686)	—	—	—

Interest sensitivity gap	16,230	(11,535)	483	4,972	3,402	2,337	998	6,685	(23,741)	169
Cumulative interest sensitivity gap	16,230	4,695	5,178	10,150	13,552	15,889	16,887	23,572	(169)	—

	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m
Interest sensitivity gap	16,672	(12,369)	(1,066)	4,110	2,779	1,962	872	5,729	(17,356)	(1,251)
Cumulative interest sensitivity gap	16,672	4,303	3,237	7,347	10,126	12,088	12,960	18,689	1,333	82

(in euro equivalents)	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m
Interest sensitivity gap	(5,051)	(2,258)	(10)	235	33	75	43	80	(734)	(88)
Cumulative interest sensitivity gap	(5,051)	(7,309)	(7,319)	(7,084)	(7,051)	(6,976)	(6,933)	(6,853)	(7,587)	(7,675)

(in euro equivalents)	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m
Interest sensitivity gap	6,283	3,746	445	325	289	144	(3)	819	(5,398)	55
Cumulative interest sensitivity gap	6,283	10,029	10,474	10,799	11,088	11,232	11,229	12,048	6,650	6,705

(in euro equivalents)	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m
Interest sensitivity gap	(2,039)	(906)	1,426	241	250	102	70	23	(363)	991
Cumulative interest sensitivity gap	(2,039)	(2,945)	(1,519)	(1,278)	(1,028)	(926)	(856)	(833)	(1,196)	(205)

59 Interest rate sensitivity (continued)

	2008
	0<1 Month € m	1<3 Months € m	3<12 Months € m	1<2 Years € m	2<3 Years € m	3<4 Years € m	4<5 Years € m	5 years + € m	Non-interest bearing € m	Trading € m	Total € m
Assets
Trading portfolio financial assets	—	—	—	—	—	—	—	—	—	401	401
Loans and receivables to banks	5,691	263	—	—	—	—	—	126	186	—	6,266
Loans and receivables to customers	90,038	22,164	7,037	3,096	2,175	1,871	1,562	3,838	(2,292)	—	129,489
Financial investments available for sale	6,857	7,589	2,043	1,549	3,349	1,123	977	5,250	287	—	29,024
Financial investments held to maturity	—	76	1,423	—	—	—	—	—	—	—	1,499
Other assets	1,565	—	—	—	—	—	—	—	8,492	5,438	15,495

Total assets	104,151	30,092	10,503	4,645	5,524	2,994	2,539	9,214	6,673	5,839	182,174

Liabilities
Deposits by central banks and banks	16,013	7,491	1,843	74	9	—	—	—	148	—	25,578
Customer accounts	57,723	14,347	10,610	731	486	384	331	354	7,638	—	92,604
Trading portfolio financial liabilities	—	—	—	—	—	—	—	—	—	111	111
Debt securities in issue	12,401	13,916	4,674	4,098	41	4	1,000	1,680	—	—	37,814
Subordinated liabilities and capital instruments	858	400	200	—	—	—	—	3,068	—	—	4,526
Other liabilities	—	—	—	—	—	—	—	—	7,129	5,443	12,572
Shareholders’ equity	—	—	—	—	—	—	—	—	8,969	—	8,969

Total liabilities and shareholders’ equity	86,995	36,154	17,327	4,903	536	388	1,331	5,102	23,884	5,554	182,174

Derivative financial instruments affecting interest rate sensitivity	4,706	9,096	(8,151)	(2,303)	(462)	(42)	37	(2,881)	—	—	—

Interest sensitivity gap	12,450	(15,158)	1,327	2,045	5,450	2,648	1,171	6,993	(17,211)	285
Cumulative interest sensitivity gap	12,450	(2,708)	(1,381)	664	6,114	8,762	9,933	16,926	(285)	—

	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m
Interest sensitivity gap	20,835	(7,202)	1,258	1,108	3,362	1,781	379	5,814	(14,526)	(426)
Cumulative interest sensitivity gap	20,835	13,633	14,891	15,999	19,361	21,142	21,521	27,335	12,809	12,383

(in euro equivalents)	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m
Interest sensitivity gap	(8,454)	(4,710)	(2,033)	411	421	195	232	478	667	(3)
Cumulative interest sensitivity gap	(8,454)	(13,164)	(15,197)	(14,786)	(14,365)	(14,170)	(13,938)	(13,460)	(12,793)	(12,796)

(in euro equivalents)	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m
Interest sensitivity gap	3,167	(2,935)	(267)	339	1,388	556	444	1,086	(4,153)	430
Cumulative interest sensitivity gap	3,167	232	(35)	304	1,692	2,248	2,692	3,778	(375)	55

(in euro equivalents)	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m
Interest sensitivity gap	(3,545)	(741)	2,155	130	109	69	60	(457)	562	229
Cumulative interest sensitivity gap	(3,545)	(4,286)	(2,131)	(2,001)	(1,892)	(1,823)	(1,763)	(2,220)	(1,658)	(1,429)

Notes to the accounts

59 Interest rate sensitivity (continued)

	2007
	0<1 Month € m	1<3 Months € m	3<12 Months € m	1<2 Years € m	2<3 Years € m	3<4 Years € m	4<5 Years € m	5 years + € m	Non-interest bearing € m	Trading € m	Total € m
Assets
Trading portfolio financial assets	—	—	—	—	—	—	—	—	—	8,256	8,256
Loans and receivables to banks	8,647	476	83	—	—	—	—	117	142	—	9,465
Loans and receivables to customers	87,871	17,226	9,336	3,019	2,006	1,603	2,123	5,161	(742)	—	127,603
Financial investments available for sale	5,351	1,923	4,305	1,532	1,985	1,330	1,136	3,077	345	—	20,984
Other assets	—	—	—	—	—	—	—	—	7,624	3,956	11,580

Total assets	101,869	19,625	13,724	4,551	3,991	2,933	3,259	8,355	7,369	12,212	177,888

Liabilities
Deposits by central banks and banks	16,196	11,237	2,648	58	77	—	—	7	166	—	30,389
Customer accounts	52,321	12,655	3,983	1,018	396	414	254	382	9,885	—	81,308
Trading portfolio financial liabilities	—	—	—	—	—	—	—	—	—	194	194
Debt securities in issue	9,694	16,190	8,563	174	4,573	—	5	2,667	—	—	41,866
Subordinated liabilities and capital instruments	1,007	600	—	200	—	—	—	2,798	—	—	4,605
Other liabilities	—	—	—	—	—	—	—	—	5,803	3,870	9,673
Shareholders’ equity	—	—	—	—	—	—	—	—	9,853	—	9,853

Total liabilities and shareholders’ equity	79,218	40,682	15,194	1,450	5,046	414	259	5,854	25,707	4,064	177,888

Derivative financial instruments affecting interest rate sensitivity	38,480	(21,391)	(10,565)	(885)	(833)	(870)	(431)	(3,505)	—	—	—

Interest sensitivity gap	(15,829)	334	9,095	3,986	(222)	3,389	3,431	6,006	(18,338)	8,148
Cumulative interest sensitivity gap	(15,829)	(15,495)	(6,400)	(2,414)	(2,636)	753	4,184	10,190	(8,148)	—

	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m
Interest sensitivity gap	(6,770)	2,943	7,610	2,185	(1,821)	1,901	1,723	965	(14,228)	4,948
Cumulative interest sensitivity gap	(6,770)	(3,827)	3,783	5,968	4,147	6,048	7,771	8,736	(5,492)	(544)

(in euro equivalents)	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m
Interest sensitivity gap	(3,602)	75	1,043	512	302	356	259	346	698	814
Cumulative interest sensitivity gap	(3,602)	(3,527)	(2,484)	(1,972)	(1,670)	(1,314)	(1,055)	(709)	(11)	803

(in euro equivalents)	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m
Interest sensitivity gap	(1,299)	(2,572)	(455)	678	943	769	1,124	4,312	(4,580)	995
Cumulative interest sensitivity gap	(1,299)	(3,871)	(4,326)	(3,648)	(2,705)	(1,936)	(812)	3,500	(1,080)	(85)

(in euro equivalents)	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m
Interest sensitivity gap	(2,829)	475	424	417	377	336	322	383	(306)	70
Cumulative interest sensitivity gap	(2,829)	(2,354)	(1,930)	(1,513)	(1,136)	(800)	(478)	(95)	(401)	(331)

60 Statement of cash flows

Analysis of cash and cash equivalents

For the purpose of the statement of cash flows, cash equivalents comprise the following balances with less than three months maturity from the date of acquisition:

	Group			Allied Irish Banks, p.l.c.
	2011 € m	2010 € m	2009 € m	2011 € m	2010 € m	2009 € m
Cash and balances at central banks	2,934	3,686	4,382	1,067	2,007	2,589
Loans and receivables to banks(1)	4,439	1,875	7,685	2,025	1,611	7,550
Short term investments	—	151	—	—	—	—

	7,373	5,712	12,067	3,092	3,618	10,139

(1)	Includes € 7 million in relation to mortgage business in AmCredit which is included in disposal groups and non-current assets held for sale (2010: € 7 million).

The Group is required to maintain balances with the Central Bank which amounted to € 142 million at 31 December 2011 (2010: € 118 million; 2009: € 124 million).

The Group is required by law to maintain reserve balances with the Bank of England and with central banks in Latvia, Lithuania and Estonia. At 31 December 2011, these amounted to € 1,676 million (2010: € 1,630 million; 2009: € 1,627 million).

At 31 December 2009, the Group was required to maintain reserve balances with the National Bank of Poland. These amounted to € 301 million.

Cash flows in respect of acquisitions

The aggregate net outflow of cash from the acquisition of Anglo deposit business (note 23) and EBS (note 24) in 2011 is as follows:

2011 € m
Cash consideration paid on acquisition of Anglo business	(3,779)
Cash and cash equivalent acquired on acquisition of EBS	359

Net cash outflow on acquisitions	(3,420)

Discontinued operations

The following cash flows relate to the discontinued operations of BZWBK:

	Period to 1 April 2011 € m	2010 € m	2009 € m
Profit/(loss) after taxation	1,628	199	(45)
Income tax	17	72	51

Profit before taxation	1,645	271	6
Net movement in non cash items from operating activities	(1,573)	111	318
Net cash outflow from operating assets and liabilities	(87)	(318)	(534)
Taxation paid	(34)	(56)	(84)

Net cash flows from operating activities	(49)	8	(294)
Net cash flows from investing activities	(38)	42	(30)
Net cash flows from financing activities	—	(22)	—

Decrease in cash and cash equivalents	(87)	28	(324)
Cash and cash equivalents at beginning of period	767	716	1,030
Cash and cash equivalents disposed of	(673)	—	—
Effect of exchange rates on cash and cash equivalents	(7)	23	10

Cash and cash equivalents at date of disposal/year end	—	767	716

Further details in relation to discontinued operations are set out in note 72.

Notes to the accounts

61 Financial assets and financial liabilities by contractual residual maturity

	2011
	Repayable on demand	3 months or less but not repayable on demand	1 year or less but over 3 months	5 years or less but over 1 year	Over 5 years	Total
Group	€ m	€ m	€ m	€ m	€ m	€ m
Financial assets
Net assets of disposal groups(1)(2)	5	26	263	671	226	1,191
Trading portfolio financial assets(2)	—	8	—	35	11	54
Derivative financial instruments(3)	—	238	190	1,163	1,455	3,046
Loans and receivables to banks(4)	3,353	2,246	123	—	—	5,722
Loans and receivables to customers(4)	22,930	2,601	6,696	12,467	52,798	97,492
NAMA senior bonds(5)	—	19,856	—	—	—	19,856
Financial investments available for sale(2)	—	942	1,334	6,645	6,224	15,145
Other financial assets	2	732	—	—	—	734

	26,290	26,649	8,606	20,981	60,714	143,240

Financial liabilities
Derivative financial instruments(3)	—	575	305	941	2,022	3,843
Deposits by central banks and banks	711	33,079	—	3,100	—	36,890
Customer accounts	26,177	18,683	10,947	4,810	57	60,674
Debt securities in issue	—	2,139	3,654	7,196	2,665	15,654
Subordinated liabilities and other capital instruments	—	—	—	1,177	32	1,209
Other financial liabilities	474	15	—	—	—	489

	27,362	54,491	14,906	17,224	4,776	118,759

61 Financial assets and financial liabilities by contractual residual maturity (continued)

	2010
	Repayable on demand	3 months or less but not repayable on demand	1 year or less but over 3 months	5 years or less but over 1 year	Over 5 years	Total
Group	€ m	€ m	€ m	€ m	€ m	€ m
Financial assets
Financial assets held for sale to NAMA(4), (6)	378	870	373	438	204	2,263
Net assets of disposal groups(1)	—	2,274	72	—	—	2,346
Trading portfolio financial assets(2)	—	2	9	9	11	31
Derivative financial instruments(3)	—	194	241	1,495	1,385	3,315
Loans and receivables to banks(4)	1,378	1,452	117	—	—	2,947
Loans and receivables to customers(4)	14,895	5,447	8,763	19,932	44,767	93,804
NAMA senior bonds(5)	—	7,869	—	—	—	7,869
Financial investments available for sale(2)	—	1,775	2,772	7,791	8,173	20,511
Other financial assets	2	575	—	—	—	577

	16,653	20,458	12,347	29,665	54,540	133,663

Financial liabilities
Derivative financial instruments(3)	—	260	193	1,190	1,377	3,020
Deposits by central banks and banks	588	49,036	148	97	—	49,869
Customer accounts	23,562	19,889	6,280	2,326	332	52,389
Debt securities in issue	18	622	2,284	10,975	1,765	15,664
Subordinated liabilities and other capital instruments	—	—	—	322	4,009	4,331
Other financial liabilities	707	215	—	—	—	922

	24,875	70,022	8,905	14,910	7,483	126,195

(1)

In 2011, only disposal groups that contain financial assets and financial liabilities have been included. In 2010, this caption includes BZWBK which is shown in the table by the expected completion date of the disposal.

(2)	Excluding equity shares.
(3)	Shown by maturity date of contract.
(4)	Shown gross of provisions for impairment, unearned income and deferred costs.
(5)	New notes will be issued at each maturity date, with the next maturity date being 1 March 2012. Upon maturity, the issuer has the option to settle in cash or issue new notes.
(6)	Accrued interest receivable not included, derivative financial assets included.

Notes to the accounts

62 Financial liabilities by undiscounted contractual maturity

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

	2011
	Repayable on demand	3 months or less but not repayable on demand	1 year or less but over 3 months	5 years or less but over 1 year	Over 5 years	Total
Group	€ m	€ m	€ m	€ m	€ m	€ m
Financial liabilities(1)
Financial liabilities held for sale to NAMA	—	—	—	—	—	—
Disposal groups held for sale	—	—	—	—	—	—
Derivative financial instruments	—	1,027	532	1,625	1,807	4,991
Deposits by central banks and banks	712	33,124	—	3,195	—	37,031
Customer accounts	26,065	19,072	11,315	5,212	152	61,816
Debt securities in issue	—	2,357	3,916	7,912	2,829	17,014
Other liabilities	474	15	—	—	—	489
Subordinated liabilities and other capital instruments	—	—	160	2,240	121	2,521

	27,251	55,595	15,923	20,184	4,909	123,862

	2010
	Repayable on demand	3 months or less but not repayable on demand	1 year or less but over 3 months	5 years or less but over 1 year	Over 5 years	Total
Group	€ m	€ m	€ m	€ m	€ m	€ m
Financial liabilities(1)
Derivative financial instruments	—	926	738	1,342	803	3,809
Deposits by central banks and banks	588	49,109	205	257	—	50,159
Customer accounts	23,564	19,922	6,322	2,354	334	52,496
Debt securities in issue	18	790	2,575	12,071	1,961	17,415
Other liabilities	707	215	—	—	—	922
Subordinated liabilities and other capital instruments	—	4	218	1,984	6,326	8,532

	24,877	70,966	10,058	18,008	9,424	133,333

(1)

In 2010, financial liabilities of disposal groups are not included within this table as a sale was agreed on 10 September 2010, for the most significant element included within disposal groups and completed on 1 April 2011. For 2011, disposal groups and non-current assets held for sale are included based on their undiscounted contractual maturity.

62 Financial liabilities by undiscounted contractual maturity (continued)

The undiscounted cash flows potentially payable under guarantees and similar contracts, included below within contingent liabilities, are classified on the basis of the earliest date the facilities can be called. The Group is only called upon to satisfy a guarantee when the guaranteed party fails to meet its obligations. The Group expects most guarantees it provides to expire unused.

The Group has given commitments to provide funds to customers under undrawn facilities. The undiscounted cash flows have been classified on the basis of the earliest date that the facility can be drawn. The Group does not expect all facilities to be drawn, and some may lapse before drawdown.

The 2010 maturity band comparatives have been amended to be consistent with the current year.

	2011
Group	Payable on demand € m	3 months or less but not repayable on demand € m	1 year or less but over 3 months € m	5 years or less but over 1 year € m	Over 5 years € m	Total € m
Contingent liabilities	2,009	—	—	—	—	2,009
Commitments	9,862	—	—	—	—	9,862

	11,871	—	—	—	—	11,871

Of which:
Continuing operations	11,871	—	—	—	—	11,871
Discontinued operations	—	—	—	—	—	—
	11,871	—	—	—	—	11,871

	2010
Group	Payable on demand € m	3 months or less but not repayable on demand € m	1 year or less but over 3 months € m	5 years or less but over 1 year € m	Over 5 years € m	Total € m
Contingent liabilities	4,092	—	—	—	—	4,092
Commitments	14,444	—	—	—	—	14,444

	18,536	—	—	—	—	18,536

Of which:
Continuing operations	16,818	—	—	—	—	16,818
Discontinued operations	1,718	—	—	—	—	1,718
	18,536	—	—	—	—	18,536

Notes to the accounts

63 Report on directors’ remuneration and interests

Commentary on the Company’s policy with respect to directors’ remuneration is included in the Corporate Governance Statement on page 213.

Directors’ remuneration

The following tables detail the total remuneration of the Directors in office during 2011 and 2010:

	2011
	Directors’ fees - Parent & Irish Subsidiary Companies(1)	Directors’ fees - Non-Irish Subsidiary Companies(2)	Remuneration for other activities on behalf of the Company(7)	Salary	Annual taxable benefits(3)	Pension contribution(4)	Total
Remuneration	€ 000	€ 000	€ 000	€ 000	€ 000	€ 000	€ 000
Executive Directors
Bernard Byrne (appointed 24 June 2011)				213	29	38	280
David Duffy (appointed 15 December 2011)				23		3	26
David Hodgkinson(1(a)) (remuneration as Executive Chairman from 1 January to 11 December 2011)				473	108		581

				709	137	41	887

Non-Executive Directors
Simon Ball (appointed 13 October 2011)	6						6
Declan Collier	71						71
David Hodgkinson(1(a)) (remuneration as Non-Executive Chairman from 12 to 31 December 2011)	15						15
Stephen L Kingon(5) (resigned as Director on 26 July 2011)	76	37					113
Anne Maher(6) (resigned as Director on 26 July 2011)	85	11					96
Jim O’Hara	65						65
David Pritchard(5) (resigned as Director on 26 July 2011)	47	92					139
Dr Michael Somers,(1(b)) Deputy Chairman	150						150
Dick Spring	59						59
Tom Wacker (appointed 13 October 2011)	12						12
Catherine Woods(7)	138		138				276

	724	140	138				1,002

Former Directors
Kieran Crowley(8)	24	47					71
Other(9)							110

Total							2,070

63 Report on directors’ remuneration and interests (continued)

	2010
	Directors’ fees - Parent & Irish Subsidiary Companies(1)	Directors’ fees - Non-Irish Subsidiary Companies(2)	Salary	Annual taxable benefits(3)	Entitlements in lieu of pension benefits	Reduction in pension entitle- ments from Pension Scheme	Payments on termin- ation of contract	Pension contrib- ution	Total
	€ 000	€ 000	€ 000	€ 000	€ 000	€ 000	€ 000	€ 000	€ 000
Remuneration
Executive Directors
Colm Doherty (resigned as Executive Director on 1 November 2010 and retired from AIB on 10 November 2010)			432	50	1,966	(1,744)	953	1,043	2,700
David Hodgkinson (appointed Executive Chairman on 27 October 2010)	90			11					101
Dan O’Connor (resigned as Executive Chairman on 13 October 2010)	216								216

	306		432	61	1,966	(1,744)	953	1,043	3,017

Non-Executive Directors
Declan Collier	40								40
Kieran Crowley (resigned as Director on 13 October 2010)	104	35							139
Stephen L Kingon	105	35							140
Anne Maher	116	17							133
Sean O’Driscoll (resigned as Director on 28 April 2010)	—	—							—
Jim O’Hara (appointed 13 October 2010)	6								6
David Pritchard	76	74							150
Dr Michael Somers, Deputy Chairman (appointed 14 January 2010)	98								98
Dick Spring	47								47
Robert G Wilmers (resigned as Director on 5 October 2010)	—								—
Jennifer Winter (resigned as Director on 28 April 2010)	19								19
Catherine Woods (appointed 13 October 2010)	6								6

	617	161							778

Former Directors
Donal Forde									420
Other									110

Total									4,325

Notes to the accounts

63 Report on directors’ remuneration and interests (continued)

(1)	Fees paid to Non-Executive Directors:
(a)	Mr. David Hodgkinson was appointed Non-Executive Chairman with effect from 12 December 2011, having been Executive Chairman from 27 October 2010. His non-pensionable annual flat fee as Non-Executive Chairman is € 275,000 and he was paid a pro-rata equivalent amount for the period from 12 December to 31 December 2011. His annual non-pensionable flat fee as Executive Chairman was € 500,000 and he was paid a pro-rata equivalent amount for the period from 1 January to 11 December 2011. Mr. Hodgkinson was also entitled to payment of accommodation and related utility expenses during his tenure as Executive Chairman, plus compensation for any personal tax liability arising from this benefit;
(b)	Dr. Michael Somers is Deputy Chairman and Chairman of the Board Risk Committee and is paid a non-pensionable flat fee of € 150,000 per annum which includes remuneration for other services as a director of Allied Irish Banks, p.l.c.; and
(c)	All other Non-Executive Directors are paid a basic, non-pensionable fee in respect of service as a Director, payable at a rate of € 27,375 per annum (voluntarily reduced from € 36,500 between December 2008 and February 2009), and additional non-pensionable remuneration (subject also to an equivalent reduction) paid to any Non-Executive Director who: is the Chairman of the Audit Committee or the Remuneration Committee; is the Senior Independent Director, or; performs additional services, such as through membership of Board Committees or the board of a subsidiary company;

(2)

Non-Executive Directors of the Parent Company who also serve as Directors of non-Irish subsidiaries are separately paid a non-pensionable flat fee, which is independently agreed and paid by the subsidiaries, in respect of their service as a Director of those companies;

(3)	Annual taxable benefits include the use of a company car or the payment of a car allowance, and benefit arising from loans made at preferential interest rates;
(4)

‘Pension contributions’ represents agreed payments to the AIB Defined Contribution Scheme to provide post-retirement pension benefits for Executive Directors from normal retirement date. The fees of the Chairman and Non-Executive Directors are non-pensionable;

(5)

Mr. David Pritchard & Mr. Stephen L. Kingon resigned as Non-Executive Directors of Allied Irish Banks, p.l.c. on 26 July 2011. Following their resignations, Messrs. Pritchard and Kingon remained as Non-Executive Directors of AIB Group (UK) plc, of which Mr. Pritchard is Chairman, in relation to which they continue to earn fees as outlined at (2) above; the fees paid by AIB Group (UK) plc since 26 July 2011 were € 39,897 in respect of Mr. Pritchard and € 17,265 in respect of Mr. Kingon both amounts are included in the remuneration outlined on page 380;

(6)

Ms. Anne Maher resigned as a Non-Executive Director of Allied Irish Banks, p.l.c. on 26 July 2011. Since her resignation, Ms. Maher has continued as a Director of the Corporate Trustee of the AIB Irish Pension Scheme and of the AIB Defined Contribution Scheme, in respect of which she earned fees of € 15,000 since 26 July 2011; this amount is included in the remuneration outlined on page 380. She was also a Member of the Supervisory Board of BZWBK, in respect of which she earned fees as outlined at (2) above, up to the date of her resignation from that position on 20 April 2011;

(7)

Ms. Catherine Woods is (i) a Non-Executive Director, Chairman of the Audit Committee and Member of the Board Risk Committee of Allied Irish Banks, p.l.c., (ii) a Non-Executive Director and Audit Committee Member of AIB Mortgage Bank since 29 March 2011, and (iii) a Non-Executive Director and Board Risk Committee Member of EBS Limited since 1 July 2011, in respect of which she earned fees as outlined at 1(c) above. During 2011, Ms. Woods was also extensively engaged over a number of months fulfilling an independent role in the interview, assessment and evaluation of a significant number of candidates for senior management positions in the new organisation structure. Ms. Woods participated in the interview, assessment and/or evaluation of over 140 candidates, for which she was paid accordingly, and the related fees are set out in the table on page 380. This activity was particular to 2011 and will not be repeated;

(8)

Mr. Kieran Crowley resigned as a Non-Executive Director of Allied Irish Banks, p.l.c. on 13 October 2010. Following his resignation Mr. Crowley remained as a Non-Executive Director of two subsidiary companies of Allied Irish Banks, p.l.c., namely, (i) AIB Mortgage Bank, from which he resigned on 21 December 2011 and in relation to which he continued to earn fees on the basis outlined at (1)(c) above up to that date; and (ii) AIB Group (UK) plc, in relation to which he continues to earn fees on the basis outlined at (2) above;

(9)	‘Other’ represents the payment of pensions to former Directors or their dependants granted on an ex-gratia basis and are fully provided for in the Statement of Financial Position.

63 Report on directors’ remuneration and interests (continued)

Interests in shares

The beneficial interests of the Directors and the Secretary in office at 31 December 2011, and of their spouses and minor children, in the Company’s ordinary shares are as follows:

Ordinary shares	31 December 2011	1 January* 2011
Directors:
Simon Ball	—	—
Bernard Byrne	—	—
Declan Collier	—	—
David Duffy	—	—
David Hodgkinson	—	—
Jim O’Hara	—	—
Dr Michael Somers	13,437	13,437
Dick Spring	—	—
Tom Wacker	—	—
Catherine Woods	—	—

Secretary:
David O’Callaghan	8,120	8,120

*	or date of appointment, if later

Throughout 2011, the Directors were again prohibited from trading in the Company’s shares due to significant ongoing corporate activity and close periods in advance of public disclosures.

The following table sets forth the beneficial interests of the Directors and Executive Committee members of AIB as a group (including their spouses and minor children) at 31 December 2011.

Title of class	Identity of person or group	Number owned	Percent of class
Ordinary shares	Directors and Executive Committee members of AIB as a group	91,541	*

*	The total shares in issue at 31 December 2011, excluding 35,680,114 Treasury shares, was 513,493,126,277.

Notes to the accounts

63 Report on directors’ remuneration and interests (continued)

Share options

There were no options to subscribe for ordinary shares outstanding in favour of the Executive Directors at 31 December 2011. Details of the Secretary’s options to subscribe for ordinary shares are given below. Information on the Share Option Schemes, including policy on the granting of options, is given in note 11. The vesting of these options is dependent on Earnings Per Share (“EPS”) targets being met. Subject thereto, the options outstanding at 31 December 2011 are exercisable at various dates between 2012 and 2014. Details are shown in the Register of Directors’ and Secretary’s Interests, which may be inspected by shareholders at the Company’s Registered Office.

	Date of grant	Number of shares	Option Price €	Vested/ unvested	Exercise period
Secretary:
David O’Callaghan	23.04.2003	2,500	13.30	Vested	23.04.2006 - 2013
	28.04.2004	2,500	12.60	Vested	28.04.2007 - 2014

No share options were granted or exercised during 2011.

The Chairman and the Non-Executive Directors do not participate in the share options plans. The aggregate number of share options outstanding at 31 December 2011 in the names of executive directors and Executive committee members (‘Senior Executive Officers’), was 124,985 as follows:

Outstanding as at 31 December 2010:	280,485
Add: Options held by Senior Executive Officers appointed during 2011	45,500
Add: Options granted during 2011	—
Less: Options exercised during 2011	—
Less: Options lapsed during 2011	(50,000)
Less: Options held by Senior Executive Officers who left office during 2011	(151,000)

Options outstanding as at 31 December 2011	124,985

Performance shares

There were no conditional grants of awards of ordinary shares outstanding to Executive Directors or the Secretary at 31 December 2011.

Apart from the interests set out above, the Directors and Secretary in office at year-end, and their spouses and minor children, have no other interests in the shares of the Company.

There were no changes in the Directors’ and Secretary’s interests shown above between 31 December 2011 and 29 March 2012.

The year-end closing price, on the Enterprise Securities Market of the Irish Stock Exchange, of the Company’s ordinary shares was € 0.07 per share; during the year, the price ranged from € 0.04 to € 0.33.

Service contracts

There are no service contracts in force for any Director with the Company or any of its subsidiaries.

64 Related party transactions

Related parties of the Group and Allied Irish Banks, p.l.c. (“AIB”) include subsidiary undertakings, associate undertakings and joint undertakings, post-employment benefits, Key Management Personnel and connected parties. The Irish Government is also considered a related party by virtue of its effective control of AIB.

(a) Transactions with subsidiary undertakings

AIB is the ultimate parent company of the Group. Banking transactions are entered into by AIB with its subsidiaries in the normal course of business. These include loans, deposits, provision of derivative contracts, foreign currency transactions and the provision of guarantees on an ‘arms length’ basis. Balances between AIB and its subsidiaries are detailed in notes 29, 30, 40, 41 and 73. In accordance with IAS 27 – Consolidated and Separate Financial Statements, transactions with subsidiaries have been eliminated on consolidation.

(b) Associated undertakings and joint ventures

From time to time, the Group provides certain banking and financial services for associated undertakings. These transactions are made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and do not involve more than the normal risk of collectability or present other unfavourable features. Details of loans to associates are set out in notes 29 and 30, while deposits from associates are set out in notes 40 and 41.

(c) Sale and Leaseback of Blocks E, F, G and H Bankcentre to Aviva Life and Pensions Ireland Limited. (“ALP”)

On 9 June 2006, the Group agreed the sale and leaseback of blocks E, F, G, and H at Bankcentre. The lease is for 20 years. The blocks were sold to ALP for a total consideration of € 170.5 million. AIB hold a 24.99% share of Aviva Life Holdings Ireland Ltd. (“ALH”) which is the holding company for Ark Life and ALP. The agreed annual rent payable on blocks E, F, G and H is € 7.1 million. The rent is paid through Wallkav Ltd, a wholly owned subsidiary of AIB.

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

(e) Compensation of key management personnel

The following disclosures are made in accordance with the provisions of IAS 24 – Related Party Disclosures, in respect of the compensation of key management personnel. Under IAS 24, ‘key management personnel’ are defined as comprising executive and non-executive directors together with senior executive officers, namely, the members of the Executive Committee (see pages 201 to 203). The figures shown below include the figures separately reported in respect of directors’ remuneration in the ‘Report on directors’ remuneration and interests’ in note 63.

	Group		Allied Irish Banks, p.l.c.
	2011 € m	2010 €m	2011 €m	2010 €m
Short-term employee benefits(1)	5.1	7.4	4.7	6.2
Post-employment benefits(2)	0.3	3.5	0.2	2.3

Total	5.4	10.9	4.9	8.5

(1)

Comprises (a) in the case of executive directors and senior executive officers: salary, medical insurance, benefit-in-kind arising from preferential loans and use of company car (or payment in lieu), and other short-term benefits; and (b) in the case of non-executive directors: directors’ fees.

(2)	Comprises payments to defined benefit or defined contribution pension schemes, in accordance with actuarial advice, to provide post-retirement pensions from normal retirement date.

Notes to the accounts

64 Related party transactions (continued)

(f) Transactions with key management personnel

At 31 December 2011, deposit and other credit balances held by key management personnel, namely executive and non-executive directors and senior executive officers, in office during the year amounted to € 6.6 million (2010: € 8.5 million).

Loans to the key management personnel are made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons of similar standing not connected with the Group, and do not involve more than the normal risk of collectability or present other unfavourable features. Loans to executive directors and senior executive officers are also made in the ordinary course of business, on terms available to other employees in the Group generally, in accordance with established policy, within limits set on a case by case basis.

Details of transactions with key management personnel, and connected parties where indicated, for the years ended 31 December 2011 and 2010 are as follows:

(i) Current directors

	2011
	Balance at 31 December 2010 € 000	Amounts advanced during 2011 € 000	Amounts repaid during 2011 € 000	Currency movements € 000	Balance at 31 December 2011 € 000
David Duffy:
Loans	1,512	—	80	—	1,432
Overdraft/Credit card«	14	n/a	n/a	n/a	1

Total	1,526	n/a	n/a	n/a	1,433

Interest charged during 2011					27
Maximum debit balance during 2011					1,551

Jim O’Hara:
Loans	—	—	—	—	—
Overdraft/Credit card«	—	n/a	n/a	n/a	—

Total	—	n/a	n/a	n/a	—

Interest charged during 2011					—
Maximum debit balance during 2011					—

Dr Michael Somers:
Loans	—	—	—	—	—
Overdraft/Credit card«	3	n/a	n/a	n/a	2

Total	3	n/a	n/a	n/a	2

Interest charged during 2011					—
Maximum debit balance during 2011					5

Dick Spring:
Loans	—	—	—	—	—
Overdraft/Credit card«	5	n/a	n/a	n/a	7

Total	5	n/a	n/a	n/a	7

Interest charged during 2011					—
Maximum debit balance during 2011					14

Catherine Woods:
Loans	115	—	9	—	106
Overdraft/Credit card«	—	n/a	n/a	n/a	—

Total	115	n/a	n/a	n/a	106

Interest charged during 2011					2
Maximum debit balance during 2011					115

As at 31 December 2011, guarantees entered into by Catherine Woods in favour of the Group amounted to € 0.1 million.

Simon Ball, Bernard Byrne, Declan Collier, David Hodgkinson and Tom Wacker had no facilities with the Group during 2011.

«

Amounts advanced and repaid are not shown for overdraft/credit card facilities as such facilities are revolving in nature (i.e. they may be drawn, repaid and redrawn up to their limit over the course of the year).

64 Related party transactions (continued)

(ii) Former Directors who were in office during the year:

	2011
	Balance at 31 December 2010 € 000	Amounts advanced during 2011 € 000	Amounts repaid during 2011 € 000	Currency movements € 000	Balance at 31 December 2011 € 000
Stephen Kingon:
Loans	28	—	28	—	—
Overdraft/Credit card«	12	n/a	n/a	n/a	15

Total	40	n/a	n/a	n/a	15

Interest charged during 2011					1
Maximum debit balance during 2011					44

Anne Maher and David Pritchard had no facilities with the Group during 2011.

(iii) Senior Executive Officers in office during the year

(Aggregate of 9 person (2010: 10):

	2011
	Balance at 31 December 2010 € 000	Amounts advanced during 2011 € 000	Amounts repaid during 2011 € 000	Currency movements € 000	Balance at 31 December 2011 € 000
Loans	2,651	—	347	1	2,303
Overdraft/Credit card«	53	n/a	n/a	n/a	74

Total	2,704	n/a	n/a	n/a	2,377

Interest charged during 2011					83
Maximum debit balance during 2011					2,776

(iv) Aggregate amounts outstanding at year-end:

	Loans, overdrafts/credit cards
	31 December 2011 € 000	31 December 2010 € 000
Directors (2011: 5 persons; 2010: 10)	1,563	2,857
Senior Executive Officers (2011: 9 persons; 2010: 10)	2,377	3,054

	3,940	5,911

As at 31 December 2011 guarantees entered into by 1 director and 3 senior executive officers in favour of the Group amounted to € 1.9 million in aggregate (2010: € 1.1 million).

(v) Connected persons:

The aggregate of loans to connected persons of directors in office as at 31 December 2011, as defined in Section 26 of the Companies Act 1990, are as follows (aggregate of 17 persons; 2010: 18):

	2011
	Balance at 31 December 2010 € 000	Amounts advanced during 2011 € 000	Amounts repaid during 2011 € 000	Currency movements € 000	Balance at 31 December 2011 € 000
Loans	1,100	—	53	—	1,047
Overdraft/Credit card«	32	n/a	n/a	n/a	107

Total	1,132	n/a	n/a	n/a	1,154

Interest charged during 2011					47
Maximum debit balance during 2011					1,244

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

Notes to the accounts

64 Related party transactions (continued)

Directors in office during the year 2010:

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

64 Related party transactions (continued)

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

Notes to the accounts

64 Related party transactions (continued)

(iii) Senior Executive Officers in office during the year 2010 (Aggregrate of 10):

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

As at 31 December 2010 guarantees entered into by 1 director and 3 senior executive officers in favour of the Group amounted to € 1.1 million in aggregate (2009:€ 1.3 million).

(v) Connected persons:

The aggregate of loans to connected persons of directors in office as at 31 December 2010, as defined in Section 26 of the Companies Act 1990, are as follows (aggregrate of 18 persons):

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

(g) Transactions with Irish Government

In 2009, the Irish Government became a related party to AIB by virtue of (a) the CIFS Scheme; and (b) the issue by AIB of € 3.5 billion 2009 Preference Shares to the NPRFC.

Following the various ordinary/CNV share issues to the NPRFC during 2010 and 2011, AIB is now under the control of the Irish Government.

AIB enters into normal banking transactions with the Irish Government and many of its controlled bodies on an arm’s length basis. However, because of the crisis in the Irish banking sector, the involvement of the Irish Government in AIB and other Irish banks has been significant. This involvement is outlined in note 56 and summarised below.

64 Related party transactions (continued)

Capital transactions

2009 Preference Shares

At 31 December 2011 and at 31 December 2010, the NPRFC held € 3.5 billion capital in the form of Non-cumulative preference shares. The annual cash dividend amounting to € 280 million was not paid during the year, however, the dividend entitlement was satisfied by way of a Bonus issue of 1,247,273,565 ordinary shares (2010: 198,089,847).

Ordinary shares

The NPRFC’s ordinary share holding in AIB increased from 49.9% at 31 December 2010 to 99.8% at 31 December 2011. This increase arose from the following transactions:

•	the conversion of outstanding 10,489,899,564 CNV shares to ordinary shares on a one for one basis;

•	the issue of Bonus shares in lieu of the 2009 Preference Share dividend outlined above; and

•	the issue of 500 billion ordinary shares to the NPRFC.

Contingent capital notes

On 27 July 2011, AIB issued € 1.6 billion of contingent capital notes at par to the Minister for Finance.

Capital contributions

On 28 July 2011, the Minister for Finance and the NPRFC made capital contributions of € 6.054 billion to AIB for no consideration.

Guarantee schemes

The European Communities (Deposit Guarantee Schemes) Regulations 1995 have been in operation since 1995. In addition, since September 2008, the Irish Government has guaranteed relevant deposits and debt securities of AIB through the Credit Institutions (Financial Support) Scheme 2008 (‘the CIFS scheme’) and the Credit Institutions (Eligible Liabilities Guarantee) Scheme 2009 (“ELG Scheme”).

The CIFS Scheme expired on 29 September 2010.

The ELG scheme, which came into effect in December 2009, provides for an unconditional and irrevocable State guarantee for certain eligible liabilities (including deposits) of up to five years in maturity for pre-defined periods on certain terms and conditions. The period of the scheme has been extended a number of times and is currently due to expire on 31 December 2012 subject to EU state aid approval which expires on 30 June 2012.

Fees paid in respect of the CIFS and ELG schemes are set out in note 5.

NAMA Programme

The transfer of financial assets to NAMA has practically completed with further tranches transferring in 2011. As consideration for these transfers AIB received NAMA senior bonds and NAMA subordinated bonds. Details of the transfers are set out in notes 8 and 25. In addition, AIB received NAMA senior bonds and NAMA subordinated bonds as part of the EBS and Anglo transactions (notes 23 and 24).

At 31 December 2011, AIB holds NAMA senior bonds with a carrying value of € 19,856 million (note 33) and NAMA subordinated bonds with a carry value of € 132 million.

The NAMA senior bonds are accounted for in the statement of financial position as loans and receivables (note 33) and NAMA subordinated bonds are accounted for as equity financial investments available for sale (note 34).

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

Notes to the accounts

64 Related party transactions (continued)

Funding support

Throughout the financial crisis, the Irish Government has provided guarantees under the CIFS (expired September 2010) and ELG schemes as outlined on the previous page. In addition, through the Central Bank of Ireland (‘the Central Bank’), the Irish Government has provided direct funding to the Irish banking sector as follows:

•

AIB has borrowings from the Central Bank as part of Eurosystem. These borrowings are under ECB Monetary Policy Operation Sale and Repurchase Agreements and amount to € 30.8 billion (2010: € 23.4 billion). The AIB Mortgage Bank has Nil (2010: € 1.8 billion) with the Central Bank under the same facility.

•

AIB has no borrowings from the Central Bank under non-standard liquidity facilities. At 31 December 2010, collateralised borrowings under these facilities amounted to € 5.4 billion and uncollateralised borrowings were € 6.0 billion. The uncollateralised borrowings were guaranteed by the Minister for Finance, who in turn was indemnified by AIB for any payment which would be made under the guarantee.

The interest rate on these facilities is set by the Central Bank and advised to AIB on each rollover date. This rate is linked to the ECB marginal lending rate.

At 31 December 2011, the amounts outstanding totalling € 30.8 billion (2010: € 36.6 billion) are included within Deposits by central banks and banks in the table below. See note 40 for details of collateral.

The following table outlines the balances held with Irish Government entities(1) at 31 December 2011 and 31 December 2010, together with the highest balances held at any point during the year.

		2011		2010
	Note	Balance € m	Highest(2) balance held € m	Balance € m	Highest(2) balance held € m
Assets
Cash and balances at central banks	a	228	2,618	1,158	6,912
Trading portfolio financial assets		—	—	—	40
Derivative financial instruments		104	106	46	101
Loans and receivables to banks	b	423	2,137	484	6,453
Loans and receivables to customers	c	11	19	1	1,012
NAMA senior bonds	d	19,856	19,975	7,869	7,869
Financial investments available for sale	e	5,349	6,151	4,478	4,784

Total assets		25,971		14,036

		2011		2010
		Balance € m	Highest(2) balance held € m	Balance € m	Highest(2) balance held € m
Liabilities
Deposits by central banks and banks	f	31,133	47,916	37,151	38,814
Customer accounts	g	176	11,846	274	343
Derivative financial instruments		15	31	—	3
Subordinated liabilities and other capital instruments	h	1,177	1,177	—	—

Total liabilities		32,501		37,425

(1)

Includes all departments of the Irish Government located in the State and embassies, consulates and other institutions of the Irish Government located outside the State. The Post Office Savings Banks (“POSB”) and the National Treasury Management Agency (“NTMA”) are included.

(2)

The highest balance during the year, together with the outstanding balance at the end of each year, is considered the most meaningful way of representing the amount of transactions that have occurred between AIB and the Irish Government.

Substantially all of the above balances relate to Allied Irish Banks, p.l.c..

64 Related party transactions (continued)

[a]

Cash and balances at the Central Bank represents the minimum reserve requirements which AIB is required to hold. Balances on this account can fluctuate significantly due to the reserve requirement being determined on the basis of the institution’s average daily reserve holdings over a one month maintenance period. The Group was required to maintain a Primary Liquidity balance of € 142 million at year end.

[b]	The balances on loans and receivables to banks includes statutory balances with the Central Bank as well as overnight funds placed.
[c]	This balance relates to funds placed with NTMA in the normal course of business cash management.
[d]	NAMA senior bonds were received as consideration for loans transferred to NAMA and as part of the Anglo and EBS transactions. These are detailed in notes 23 and 24 and under ‘NAMA Programme’ above.
[e]

Financial investments available for sale comprise € 5,217 million (2010: € 4,309 million) in Irish Government securities held in the normal course of business and NAMA subordinated bonds which have a fair value at 31 December 2011 of € 132 million (31 December 2010: € 169 million) detailed above under ‘NAMA Programme’.

[f]

This relates to funding received from the Central Bank which is detailed under ‘Funding Support’ above, the total of which amounts to € 30,831 million (2010: € 36,635 million). In addition, a deposit relating to Icarom and other funds accepted from the Central Bank are included.

[g]	The highest balance held during 2011 relates to three NTMA deposits which matured in July 2011.
[h]	On 27 July 2011, AIB issued € 1.6 billion of contingent capital notes at par to the Minister for Finance, the fair value of these notes at initial recognition was € 1,153 million (note 57).

All other balances, both assets and liabilities are carried out in the ordinary course of banking business on normal terms and conditions.

Local government(3)

During 2011 and 2010, AIB entered into banking transactions in the normal course of business with local government bodies. These transactions include the granting of loans and the acceptance of deposits, and clearing transactions.

Commercial semi-state bodies(4)

During 2011, AIB entered into banking transactions in the normal course of business with semi-state bodies. These transactions principally include the granting of loans and the acceptance of deposits as well as derivative transactions and clearing transactions.

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

Notes to the accounts

64 Related party transactions (continued)

Financial institutions under Irish Government control/significant influence

Certain financial institutions are related parties to AIB by virtue of the Government either controlling or having a significant influence over these institutions. The following institutions are controlled by the Irish Government(1):

•	Irish Bank Resolution Corporation(2); and

•	Irish Life and Permanent(3)

In addition, the Irish Government is deemed to have significant influence over Bank of Ireland.

Transactions with these institutions are normal banking transactions entered into in the ordinary course of cash management business under normal business terms. The transactions constitute the short-term placing and acceptance of deposits, derivative transactions, investment in available for sale debt securities and repurchase agreements.

At 31 December 2011 and 31 December 2010, the following balances were outstanding in total to these financial institutions:

	2011 Balance € m	2010 Balance € m
Assets
Derivative financial instruments	140	135
Loans and receivables to banks(4)	122	99
Financial investments available for sale(5)(6)	648	361

Liabilities
Deposits by central banks and banks	108	593
Derivative financial instruments	92	39
Customer deposits	—	—

Allied Irish Banks, p.l.c. has given a guarantee to AIB International Savings Limited (formerly Anglo IOM) to reimburse certain credit losses which may arise (at 31 December 2011, the maximum amount guaranteed was € 73 million). In turn, Allied Irish Banks, p.l.c. expects to be reimbursed, for any payment under such guarantee, from Irish Bank Resolution Corporation (“IBRC”) subject to the terms of/and the indemnities provided under the Transfer Support agreement between AIB and IBRC dated 23 February 2011. AIB has served notice of claim under the Transfer Support agreement for approximately € 69 million.

(1)

EBS, which was disclosed as a related party in 2010, is now consolidated within AIB Group following its acquisition on 1 July 2011 (note 24), comparative information above for 2010 has not been adjusted to reflect this. Included in the 2010 balances above, are financial investments available for sale of € 23 million and deposits by banks of € 43 million relating to EBS.

(2)

During 2011, the assets and liabilities of Irish Nationwide Building Society (“INBS”) were transferred to Anglo Irish Bank Corporation Limited (“Anglo”). Anglo subsequently changed its name to Irish Bank Resolution Corporation (“IBRC”). At 31 December 2010, both Anglo and INBS were related parties of AIB.

(3)	During 2011, Irish Life and Permanent Limited came under the control of the Irish Government. At 31 December 2010, the Irish Government was deemed to have significant influence over this company.
(4)	The highest balance in loans and receivables to banks amounted to € 1,885 million in respect of funds placed during the year (2010: € 450 million).
(5)	During 2011, AIB incurred an impairment loss of € 132 million (2010: Nil) due to liability management exercises by Irish banks, where either cash or equity was received in exchange for debt.
(6)	Includes equity securities issued in lieu of debt of € 36 million (2010: Nil).

64 Related party transactions (continued)

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

Notes to the accounts

65 Commitments

	Group		Allied Irish Banks, p.l.c.
Capital expenditure	2011 € m	2010 € m	2011 € m	2010 € m
Estimated outstanding commitments for capital expenditure not provided for in the financial statements	11	20	11	20
Capital expenditure authorised but not yet contracted for	40	7	39	6

Operating lease rentals

The total of future minimum lease payments under non-cancellable operating leases are set out in the following table.

	Group			Allied Irish Banks, p.l.c.
	2011 € m	2010 € m		2011 € m	2010 € m
One year	80	73		69	70
One to two years	69	69		62	65
Two to three years	65	58		59	57
Three to four years	64	54		59	54
Four to five years	62	53		52	53
Over five years	557	546		173	170

Total	897	853	(1)	474	469

Following a programme of sale and leaseback transactions, the Group now holds a number of significant operating lease arrangements in respect of branches and the headquarter locations. AIB Group leases the Bankcentre campus in Ballsbridge, Dublin 4 under three separate lease arrangements and also has a leasehold interest in the ‘AIB International Centre’ located in Dublin’s International Financial Services Centre (“IFSC”).

The minimum lease terms remaining on the most significant leases vary from 1 years to 19 years. The average lease length outstanding until a break clause in the lease arrangements is approximately 11 years with the final contractual remaining terms ranging from 5 years to 36 years.

There are no contingent rents payable and all lease payments are at market rates.

The total of future minimum sublease payments expected to be received under non-cancellable subleases at the reporting date were € 6 million (2010: € 6 million). For Allied Irish Banks, p.l.c. this was € 2 million (2010: € 2 million).

Operating lease payments recognised as an expense for the year were € 67 million (2010: € 73 million). Sublease income amounted to € 1 million (2010: € 2 million). For Allied Irish Banks, p.l.c. operating lease payments recognised were € 60 million (2010: € 68 million). Sublease income for Allied Irish Banks, p.l.c. amounted to Nil (2010: € 1 million). Included in the lease payments for Allied Irish Banks, p.l.c. is € 42 million (2010: € 48 million) paid to other Group subsidiaries. Future minimum lease payments due to subsidiaries of Allied Irish Banks, p.l.c. amount to € 229 million excluding VAT (2010: € 280 million excluding VAT) and are included in the total of € 474 million in 2011 (2010: € 469 million).

For details of the sale and leaseback arrangements see note 14.

(1)	Details of the future lease payments under non-cancellable operating leases of discontinued operations are detailed in note 72.

66 Employees

The average number of employees by market segment for 2011 is set out below (excluding employees on career breaks, long term absences or any other unpaid leaves). For the purposes of this analysis, Group is made up of a number of centralised functions, such as Transformation, Transition & Group Services, Finance & Treasury, Risk and Group Internal Audit. In addition, Group also includes staff engaged in the Non-Core segment. Staff transferred as part of the Anglo deposit business are included in the various market segments and Group as is appropriate.

The average number of employees for 2010 and 2009 are reported on the divisional structure basis that was in place during these years. Given the internal reorganisation in 2011, which resulted in significant resources being moved to Group, the new customer segmentation and additional staff arising from the acquisition of the Anglo deposit business, it is not possible to directly compare the old divisional structure average employees for 2010 and 2009 with the average employees for the market segments in 2011.

Average employee numbers for discontinued operations and EBS reflect the fact that these were an element of the Group only for part of 2011 and are, accordingly, time apportioned.

	Years ended 31 December
	2011		2010	2009
Continuing operations		Continuing operations
PBB	6,017	AIB Bank ROI	6,850	7,284
CICB(1)	1,752	Capital Markets(2)	2,177	2,424
AIB UK	2,282	AIB Bank UK	2,342	2,507
EBS	288	Central & Eastern Europe(3)	N/A	9,596
Group	3,943	Group(4)	2,886	2,870

	14,282		14,255	24,681
Discontinued operations		Discontinued operations
BZWBK(5)	2,434	BZWBK(5)	9,631	N/A

Total	16,716		23,886	24,681

(1)	AIB’s investment in Goodbody Holdings Limited was derecognised at 31 December 2010, therefore are not included in 2011.
(2)	In 2010, Treasury segment employees of BZWBK were no longer included in Capital Markets (2009: 109).
(3)	The Central and Eastern Europe division ceased in 2010, following the classification of BZWBK and BACB as discontinued operations during the year.
(4)	In 2010, the Group segment included employees in AmCredit and assignees based in BZWBK and BACB, which had previously been included within the Central and Eastern Europe division.
(5)	BZWBK includes all staff in BZWBK and its subsidiaries, excluding assignees from AIB.

67 Regulatory compliance

From 31 December 2010 to 24 January 2011, AIB Group and Allied Irish Banks, p.l.c. benefited from derogations from certain regulatory capital requirements granted on a temporary basis by the Central Bank of Ireland (see also Financial Review – 4. Capital Management).

From 19 November 2010 to 29 July 2011, the funding situation of the Group deteriorated such that it breached the rules governing the liquidity ratios for the 0 – 8 day and 9 day – 1 month time buckets. The breach was remedied following receipt of capital from the Government on 29 July 2011. No further breaches of Group ratios have occurred since that date.

From 2 August to 8 August 2011, EBS Limited was in breach of its liquidity ratios. This was pre-advised to the Central Bank and was resolved following the re-allocation of intergroup funds.

During 2011, Allied Irish Banks, p.l.c. has been in breach of the 25% limit for ECB repo funding. AIB Mortgage Bank was in breach until April 2011. These breaches were due to the difficult funding environment and the Central Bank was advised as appropriate.

EBS Mortgage Finance (“EBS MF”) breached the 25% single counterparty large exposures limit during December 2011. The excess was corrected in January 2012 and EBS MF is no longer in breach.

Notes to the accounts

68 Financial and other information

	2011	2010	2009
Operating ratios
Operating expenses/operating income(1)(2)	120.5%	73.6%	43.7%
Other income/operating income(1)(2)	5.4%	17.7%	17.5%

Rates of exchange
€ /US$
Closing	1.2939	1.3362	1.4406
Average	1.3924	1.3259	1.3947
€ /Stg£
Closing	0.8353	0.8608	0.8881
Average	0.8682	0.8578	0.8908
€ /PLN
Closing	4.4580	3.9750	4.1045
Average	4.1188	3.9943	4.3269

(1)	Excludes gain on redemption of subordinated liabilities (note 7) and the loss on transfer of financial instruments to NAMA (note 8).
(2)	Relates to continuing operations only.

	Assets		Liabilities and equity
Currency information	2011 € m	2010 €m	2011 €m	2010 €m
Euro	106,468	94,328	107,443	104,297
Other	30,183	50,894	29,208	40,925

	136,651	145,222	136,651	145,222

69 Average balance sheets and interest rates

The following table shows interest rates prevailing at 31 December 2011 together with average prevailing interest rates, gross yields, spreads and margins for the years ended 31 December 2011, 2010 and 2009.

	As at 31 December	Average interest rates for Years ended 31 December
	2011	2011	2010	2009
Interest rates	%	%	%	%

Ireland
AIB Group’s prime lending rate	1.63	1.69	1.38	1.48
European inter-bank offered rate
One month euro	1.08	1.18	0.81	0.45
Three month euro	0.97	1.12	1.02	0.72
United Kingdom
AIB Group’s base rate	0.50	0.50	0.50	0.65
London inter-bank offered rate
One month sterling	0.77	0.65	0.65	0.50
Three month sterling	1.08	0.88	0.80	0.63
Poland
One month zloty	4.77	4.36	3.52	3.48
United States
Prime rate	3.25	3.25	3.25	3.25

Gross yields, spreads and margins(1)(2)
Gross yield(3)
Group		3.22	3.16	3.60
Domestic		3.16	2.85	3.20
Foreign		2.97	3.09	3.40
Interest rate spread(4)
Group		0.66	1.12	1.73
Domestic		0.49	0.64	1.17
Foreign		1.25	1.79	2.00
Net interest margin(5)
Group		1.03%	1.31%	1.84%
Domestic		0.73%	0.69%	1.35%
Foreign		2.17%	2.19%	1.95%

Average interest earning assets		2011 € m	2010 € m	2009 € m
Group		131,038	141,093	156,439
Domestic		103,539	107,626	120,762
Foreign		27,499	33,467	35,677

(1)

The gross yields, spreads and margins presented in this table are extracted from the average balance sheets and interest rates on the following pages and this breakdown into domestic and foreign has been compiled on the basis of location of office. The gross yields, spreads and margins are presented on a continuing operations basis.

(2)	The average balance sheet is presented on a continuing operations basis. Comparative figures have also been re-presented on this basis.
(3)	Gross yield represents the average interest rate earned on interest earning assets.
(4)	Interest rate spread represents the difference between the average interest rate earned on interest earning assets and the average interest rate paid on interest bearing liabilities.
(5)	Net interest margin represents net interest income as a percentage of average interest earning assets. Net interest margin is presented on a continuing operations basis only.

Notes to the accounts

69 Average balance sheets and interest rates (continued)

The following tables show the average balances and interest rates of interest earning assets and interest bearing liabilities for the years ended 31 December 2011, 2010 and 2009. The calculation of average balances include daily and monthly averages for reporting units. The average balances used are considered to be representative of the operations of the Group. The average balance sheet is presented on a continuing operations basis. Comparative figures have also been re-presented on this basis.

	Year ended 31 December 2011			Year ended 31 December 2010			Year ended 31 December 2009
Assets	Average balance € m	Interest € m	Average rate %	Average balance € m	Interest € m	Average rate %	Average balance € m	Interest € m	Average rate %
Trading portfolio financial assets
Domestic offices	28	1	2.5	54	1	1.9	163	2	1.2
Foreign offices	24	1	4.4	13	1	3.8	6	1	16.7
Loans and receivables to banks
Domestic offices	2,712	33	1.2	4,453	32	0.7	5,382	68	1.3
Foreign offices	5,123	36	0.7	3,550	19	0.5	3,308	15	0.5
Loans and receivables to customers(1)
Domestic offices	68,015	2,380	3.5	80,899	2,415	3.0	90,347	2,973	3.3
Foreign offices	20,555	697	3.4	27,535	919	3.3	29,790	1,084	3.6
NAMA senior bonds
Domestic offices	17,980	348	1.9	2,230	29	1.3	—	—	—
Financial investments available for sale
Domestic offices	14,804	508	3.4	19,990	590	2.9	24,870	796	3.2
Foreign offices	1,797	84	4.7	2,369	96	4.1	2,573	120	4.7

Average interest earning assets
Domestic offices	103,539	3,270	3.2	107,626	3,067	2.8	120,762	3,839	3.2
Foreign offices	27,499	818	3.0	33,467	1,035	3.1	35,677	1,220	3.4
Net interest on swaps		137			369			541

Total average interest earning assets	131,038	4,225	3.2	141,093	4,471	3.2	156,439	5,600	3.6
Non-interest earning assets	6,723			8,352			11,519

Total average assets	137,761	4,225	3.1	149,445	4,471	3.0	167,958	5,600	3.3

Percentage of assets applicable to foreign activities			21.2			24.8			24.4

(1)	Includes loans and receivables held for sale to NAMA as at 31 December 2011 and 31 December 2010

69 Average balance sheets and interest rates (continued)

	2011			2010			2009
Liabilities & shareholders’ equity	Average balance € m	Interest € m	Average rate %	Average balance € m	Interest € m	Average rate %	Average balance € m	Interest € m	Average rate %
Due to central banks and banks
Domestic offices	42,121	593	1.4	35,402	368	1.0	34,379	437	1.3
Foreign offices	870	7	0.8	1,722	7	0.4	3,791	22	0.6
Due to customers
Domestic offices	40,421	1,296	3.2	43,827	924	2.1	49,254	929	1.9
Foreign offices	11,173	200	1.8	17,719	251	1.4	17,887	289	1.6
Other debt issued
Domestic offices	15,342	597	3.9	21,533	650	3.0	21,610	589	2.7
Foreign offices	296	14	4.8	3,700	45	1.2	9,654	187	1.9
Subordinated liabilities
Domestic offices	1,810	172	9.5	4,284	382	8.9	3,783	248	6.6
Foreign offices	295	(4)	(1.4)	127	—	—	844	27	3.2

Average interest earning liabilities
Domestic offices	99,694	2,658	2.7	105,046	2,324	2.2	109,026	2,203	2.0
Foreign offices	12,634	217	1.7	23,268	303	1.3	32,176	525	1.6

Total average interest earning liabilities	112,328	2,875	2.6	128,314	2,627	2.0	141,202	2,728	1.9
Non-interest earning liabilities	15,248			14,428			18,233

Total average liabilities	127,576	2,875	2.3	142,742	2,627	1.8	159,435	2,728	1.9
Shareholders’ equity	10,185			6,703			8,523

Total average liabilities and shareholders’ equity	137,761	2,875	2.1	149,445	2,627	1.8	167,958	2,728	1.6

Percentage of liabilities applicable to foreign operations			12.6			18.9			23.2

Notes to the accounts

69 Average balance sheets and interest rates (continued)

The following table allocates changes in net interest income between volume and rate for the year ended 31 December 2011 compared with the year ended 31 December 2010 and the year ended 31 December 2010 compared with the year ended 31 December 2009. Volume and rate variances have been calculated based on the movements in average balances over the year and changes in interest rates on average interest earning assets and average interest bearing liabilities respectively. Changes due to a combination of volume and rate are allocated ratably to volume and rate.

	December 2011 over December 2010			December 2010 over December 2009
	Increase/(decrease) due to changes in
	Average Volume € m	Average Rate € m	Net Change € m	Average Volume € m	Average Rate € m	Net Change € m
Interest earning assets
Trading portfolio financial assets
Domestic offices	—	—	—	(1)	—	(1)
Foreign offices	—	—	—	—	—	—
Loans and receivables to banks
Domestic offices	(6)	7	1	(12)	(24)	(36)
Foreign offices	8	9	17	1	3	4
Loans and receivables to customers(1)
Domestic offices	(291)	256	(35)	(311)	(247)	(558)
Foreign offices	(240)	18	(222)	(82)	(83)	(165)
NAMA senior bonds
Domestic offices	205	114	319	29	—	29
Financial investments available for sale
Domestic offices	(172)	90	(82)	(156)	(50)	(206)
Foreign offices	(21)	9	(12)	(10)	(14)	(24)

Total interest income	(517)	503	(14)	(542)	(415)	(957)

Interest bearing liabilities
Due to banks
Domestic offices	67	158	225	13	(82)	(69)
Foreign offices	—	—	—	(12)	(3)	(15)
Due to customers
Domestic offices	(71)	443	372	(82)	77	(5)
Foreign offices	(98)	47	(51)	(3)	(35)	(38)
Other debt issued
Domestic offices	(202)	149	(53)	(2)	63	61
Foreign offices	(42)	11	(31)	(115)	(27)	(142)
Subordinated liabilities
Domestic offices	(221)	11	(210)	33	101	134
Foreign offices	—	(4)	(4)	(23)	(4)	(27)

Total interest expense	(567)	815	248	(191)	90	(101)

Net interest income
Domestic offices	163	(294)	(131)	(413)	(480)	(893)
Foreign offices	(113)	(18)	(131)	62	(25)	37

Net interest income (interest earning assets and interest bearing liabilities)	50	(312)	(262)	(351)	(505)	(856)

Net interest on swaps			(232)			(172)

Net interest income			(494)			(1,028)

(1)	Includes loans and receivables held for sale to NAMA at 31 December 2011 and 31 December 2010.

70 Non-adjusting events after the reporting period

The following are the significant non-adjusting events that have taken place since 31 December 2011:

Voluntary Severance Programme

On 8 March 2012, AIB announced that it was commencing a consultation process with the IBOA (staff union) on a voluntary severance programme. The objective of this voluntary programme is to reduce the staff cost base by approximately € 170 million in a full year. This equates to a reduction of approximately 2,500 overall staff numbers. It is expected that around half of those departures will be finalised in 2012.

Jersey and IOM operations

On 5 April 2012, AIB announced that it is winding down operations on the islands of Jersey and the Isle of Man and will cease operations on 31 December 2013. This decision relates to its two subsidiaries in these locations, AIB Bank (CI) Limited and AIB International Savings Limited.

Capital reduction

Following the special resolution passed at the Extraordinary General Meeting held on 26 July 2011, AIB has now commenced the process of implementing a capital reduction through the High Court. Subject to High Court approval, the capital redemption reserve balance of € 3.958 billion and € 2 billion of the balance amounting to € 4.926 billion held in share premium at 31 December 2011 will be transferred to revenue reserves. This transaction will eliminate, in particular, the permanent losses incurred on loans transferred to NAMA.

71 Dividends

No final dividend will be paid in respect of the year ended 31 December 2011.

Notes to the accounts

72 Additional information in relation to discontinued operations

The following tables show geographic information for the years ended 31 December 2011, 2010 and 2009 for the discontinued operations. BZWBK was classified as a discontinued operation in 2010. The sale of BZWBK was agreed on 10 September 2010 subject to regulatory approval, and completed on 1 April 2011.

Operations by geographic segments - Poland(1)(2)	2011 € m	2010 € m	2009 € m
Net interest income	126	443	361
Other income	100	403	392
Non-current assets(3)	—	665	N/A

(1)	The revenue information above is based on the location of the office recording the transaction.
(2)	Detailed income statement for discontinued operations is given in note 18.
(3)

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

	2010
	Notional principal	Fair values
	amount	Assets	Liabilities
Derivative financial instruments	€ m	€ m	€ m
Derivatives held for trading
Interest rate derivatives - over the counter (OTC)
Interest rate swaps	4,955	60	(37)
Cross-currency interest rate swaps	920	9	(39)
Forward rate agreements	3,082	1	—

Interest rate contracts total	8,957	70	(76)

Foreign exchange derivatives (OTC)
Foreign exchange contracts	2,282	29	(25)
Currency options bought & sold	322	10	(10)

Foreign exchange derivatives total	2,604	39	(35)

Total trading contracts	11,561	109	(111)

Derivatives designated as fair value hedges
Interest rate swaps	236	—	(3)
Derivatives designated as cash flow hedges
Interest rate swaps	175	4	(1)

Total hedging contracts	411	4	(4)

Total derivative financial instruments	11,972	113	(115)

72 Additional information in relation to discontinued operations (continued)

Loans and receivables to banks	2010 € m
Funds placed with other banks	132

	132

Loans and receivables to customers	2010 € m
Loans and receivables to customers	7,933
Amounts receivable under finance leases and hire purchase contracts	611
Unquoted securities	30
Provisions for impairment of loans and receivables (note 32)	(344)

	8,230	(1)

(1)	The unwind of the discount on impaired loans amounted to € 28 million and was included in the carrying value of loans and receivables to customers.

The following table gives, at the 31 December 2010, the carrying value (fair value) of financial investments available for sale by major classifications together with the unrealised gains and losses.

	2010
Financial investments available for sale	Fair value € m	Unrealised gross gains € m	Unrealised gross losses € m	Net unrealised gains/(losses) € m	Tax effect € m	Net after tax € m
Debt securities
Euro government securities	70	2	—	2	(1)	1
Non Euro government securities	1,626	10	(4)	6	(1)	5
U.S. Treasury & U.S. Government agencies	5	—	—	—	—	—
Euro bank securities	19	1	—	1	—	1

Total debt securities	1,720	13	(4)	9	(2)	7
Equity securities	172	129	(1)	128	(24)	104

Total financial investments available for sale	1,892	142	(5)	137	(26)	111

Debt securities analysed by remaining contractual maturity	2010 € m
Due within one year						376
After one year, but within five years						950
After five years, but within ten years						394
After ten years						—

						1,720

Financial investments available for sale	2010 € m
Of which listed:
Debt securities						1,720
Equity securities						5
Of which unlisted:
Debt securities						—
Equity securities						167

						1,892

Notes to the accounts

72 Additional information in relation to discontinued operations (continued)

Analysis of movements in financial investments held to maturity - debt securities	2010 € m
Reclassified from continuing operations to disposal groups and non-current assets held for sale	1,586
Maturities	(238)
Purchases	—
Exchange translation adjustments	63
Amortisation of discount	—

At 31 December	1,411

Deposits by central banks and banks	2010 € m
Securities sold under agreements to repurchase	409
Other borrowings from banks	141

550

Government securities amounting to € 409 million have been pledged under agreements to repurchase.

Customer accounts	2010 € m
Current accounts	4,661
Time deposits	5,835

10,496

Contingent liabilities and commitments

For total of contingent liabilities and commitments relating to discontinued operations, refer to note 54.

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

73 Investments in Group undertakings

	2011 € m	2010 € m
Equity
At 1 January	1,897	1,669
Additions(1)	3,637	898
Liquidations(1)	(7)	(670)
Reclassification to disposal groups and non-current assets held for sale	(35)	—
Impairments(2)	(3,801)	—

Total	1,691	1,897

Subordinated debt
At 1 January	660	642
Exchange	10	18

Total	670	660

	2,361	2,557	(3)

Of which:
Credit institutions	1,598	962
Other	763	1,595

Total - all unquoted	2,361	2,557

(1)

In 2011, additions relate to investments (cash) in subsidiaries of € 2,660 million, non-cash investments of € 742 million in EBS and € 235 million in Anglo IOM. In 2010, this included internal reorganisations.

(2)	In addition, an impairment charge of € 12 million has been made for AIB Investment Managers Limited which is classified as held for sale (note 26).

(3)	A subordinated loan to a subsidiary amounting to € 360 million has been reclassed from loans and receivables to banks.

The investments in Group undertakings are included in the financial statements on an historical cost basis.

Letters of financial support

Allied Irish Banks, p.l.c. has provided letters of financial support to the Board of Directors of the following subsidiaries: AIB Mortgage Bank; EBS Limited; AIB Group (UK) plc; and AIB Holdings (NI) Limited.

Impairment losses recognised in Group undertakings

At 31 December 2011, the carrying amount of the investments in subsidiary undertakings of the parent company, Allied Irish Banks p.l.c., was reviewed for impairment in accordance with IAS 36, ‘Impairment of assets’. This impairment review was carried out for the purpose of the parent’s separate financial statements where the accounting policy is to carry investments in subsidiaries at cost less provisions for impairment.

During 2011, there was a requirement for the parent company to inject additional capital into the subsidiaries arising from further losses which had been incurred resulting in the investment being lower than the net asset value of the subsidiaries. This necessitated an impairment review as there were indications that impairment losses may have occurred.

In respect of each of the subsidiaries set out below, an impairment loss was calculated by comparing its carrying value to the recoverable amount based on value-in-use calculations. Each subsidiary was determined to be a cash generating unit.

In determining value-in-use, the expected pre-tax cash flows are discounted at an appropriate risk adjusted interest rate, both of which require the exercise of judgement. The discounted cash flows model calculates the present value of estimated future earnings attributable to Allied Irish Banks, p.l.c. as the shareholder. The estimation of pre-tax cash flows is sensitive to the periods for which forecasts are available and to assumptions as to long term growth rates.

The key assumptions used for determining value-in-use for each subsidiary are as follows:

AIB Mortgage Bank

The recoverable amount of the investment in AIB Mortgage Bank has been determined using cash flow projections based on financial plans approved by management and covering a three year period up to 31 December 2014 with a terminal growth rate of 2% applied into perpetuity. The forecast cash flows have been discounted at a rate of 12%. Based on these assumptions, the carrying value of the investment exceeds the recoverable amount by € 994 million, resulting in the recognition of an impairment loss.

The results of this valuation are sensitive to changes in the growth and discount rates. Increasing the discount rate to 13% and reducing the growth rate into perpetuity from 2014 to 1% would increase the impairment loss to € 1,162 million. If the discount rate was reduced to 11% and the growth rate increased to 3% from 2014, the impairment loss would reduce to € 738 million.

Notes to the accounts

73 Investments in Group undertakings (continued)

Impairment losses recognised in Group undertakings (continued)

AIB Holdings (N.I.) Limited

The net asset value of AIB Holdings (N.I.) Limited is negative following the impairment of its investment in AIB Group UK p.l.c. Accordingly, the investment by Allied Irish Banks, p.l.c. in AIB Holdings (N.I) Limited has been written down to Nil arising from the negative asset value in this subsidiary.

AIB UK Loan Management Limited

The carrying value of the investment in AIB UK Loan Management Limited has been written down to Nil as it is expected that the business will be wound up by December 2013, with no residual value. This subsidiary received a capital injection of Stg£ 580 million in December 2011 which is available to cover forecasted losses in winding up the business.

EBS Limited (“EBS”)

100% of the share capital of EBS was acquired for a consideration of € 1 on 1 July 2011. The transaction was accounted for under the carrying value basis resulting in a capital contribution of € 742 million (notes 24 and 50). This Day 1 capital contribution was recorded as an investment in the subsidiary in the books of Allied Irish Banks p.l.c.

An impairment review of EBS has been carried out at 31 December 2011. The recoverable amount of the investment has been determined using cash flow projections based on financial plans approved by management and covering a three year period up to 31 December 2014 with a terminal growth rate of 2% applied into perpetuity. The forecast cash flows have been discounted at a rate of 12%. Based on these assumptions, the carrying value of the investment has been written down to Nil.

The results of this valuation are sensitive to increases in the growth and decreases in the discount rate. If the discount rate was reduced to 11% and the growth rate increased to 3% from 2014, the impairment loss would reduce by € 109 million.

Principal subsidiary undertakings incorporated in the Republic of Ireland	Nature of business
AIB Mortgage Bank*	Mortgage lending
EBS Limited*	Mortgages and savings

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

On 25 February 2011, Allied Irish Banks, p.l.c. transferred substantially all of its mortgage intermediary originated Irish residential loans, related security and related business of approximately € 4.2 billion to AIB Mortgage Bank. The transfer was effected pursuant to the statutory transfer mechanism provided for in the Asset Covered Securities Acts.

Under an Outsourcing and Agency Agreement dated 8 February 2006, Allied Irish Banks, p.l.c., as Service Agent for the AIB Mortgage Bank, originates residential mortgage loans through its retail branch network and intermediary channels in the Republic of Ireland, services the mortgage loans and provides treasury services in connection with financing, as well as a range of other support services.

73 Investments in Group undertakings (continued)

Principal subsidiary undertakings incorporated in the Republic of Ireland (continued)

As at 31 December 2011, the total amount of principal outstanding in respect of mortgage covered securities issued was € 12.4 billion (2010: € 14.7 billion) of which € 2.8 billion was held by debt investors, € 3.2 billion by Allied Irish Banks, p.l.c. and € 6.4 billion was self issued to AIB Mortgage Bank. The bonds issued to Allied Irish Banks, p.l.c. and to AIB Mortgage Bank were held by the Central Bank of Ireland under sale and repurchase agreements at 31 December 2011. At the same date, the total amount of principal outstanding in the cover assets pool including mortgage loans and cash was € 19.1 billion (2010: € 18.9 billion).

EBS Limited (“EBS”)

EBS, which is regulated by the Central Bank of Ireland, became a wholly owned subsidiary of Allied Irish Banks, p.l.c. on 1 July 2011. Prior to becoming part of AIB Group, EBS had traded as a building society for over 75 years. In May 2010, EBS was recapitalised by the Minister for Finance in an amount of € 875 million, and, in March 2011, the Minister announced that EBS Building Society was to be merged with AIB Group to form one of the two ‘pillar banks’ in Ireland. Accordingly, on 1 July 2011, EBS Building Society underwent a demutualisation pursuant to an acquisition conversion scheme under the Building Societies Act 1989 (as amended), the effect of which was that the building society became a limited company and obtained a banking licence. The special investment shares that had been invested in EBS Building Society by the Irish Government converted into € 625 million of ordinary shares held by the Minister for Finance, who transferred the entire issued share capital (€ 625 million ordinary shares) in EBS to AIB on 1 July 2011. Under and in accordance with the Building Societies Act 1989 (as amended), on the conversion of EBS Building Society to EBS Limited, the business, property, rights and liabilities of EBS Building Society vested in EBS Limited. AIB operates EBS as a standalone, separately branded subsidiary of AIB with its own branch network. EBS will continue to operate as a mortgage and savings business.

EBS Group had consolidated total assets of € 19 billion as at 31 December 2011, EBS has a countrywide network of 90 outlets, comprising 14 branches, 41 tied branch agencies and 35 tied agencies in Ireland. EBS also has a direct telephone based distribution division, EBS Direct. EBS offers residential mortgages and savings products, together with life and property insurance on an agency basis. It had a 7 per cent. share of new mortgage lending in the overall market in 2011 and an 11 per cent. share of outstanding retail mortgage balances. At 31 December 2011, the Tier 1 and total capital ratios for EBS were 10.51 per cent. and 11.76 per cent., respectively.

In December 2007, EBS established Haven Mortgages Limited, a wholly owned subsidiary focused on mortgage distribution through the intermediary market which, prior to 2005, had not been part of its target market. Haven is authorised by the Central Bank of Ireland as a retail credit firm under Part V of the Central Bank Act 1997 (as amended). Haven has its own board of directors and the autonomy to grow and establish its business around the needs of its customer (the intermediary). Haven offers a full range of prime mortgages.

In December 2008, EBS established EBS Mortgage Finance, a wholly owned subsidiary which is regulated by the Central Bank of Ireland. EBS Mortgage Finance is a designated mortgage credit institution for the purposes of the Asset Covered Securities Act 2001 (as amended) and also holds a banking licence. Its purpose is to issue Mortgage Covered Securities for the financing of loans secured on residential property in accordance with the Asset Covered Securities legislation. Such loans may be made directly by EBS Mortgage Finance or may be purchased from EBS and other members of the EBS Group or third parties. On 1 December 2008, 1 June 2009, 1 May 2010 and 1 November 2011, EBS transferred to EBS Mortgage Finance certain Irish residential loans and related security held by it and certain of its Irish residential loan business related to such loans and security. The aggregate book value of the Irish residential loans transferred was approximately € 3.41 billion in respect of the transfer on 1 December 2008; € 1.74 billion in respect of the transfer on 1 June 2009; € 803 million in respect of the transfer on 1 May 2010; and € 2.49 billion in respect of the transfer on 1 November 2011. As at 31 December 2011, the total amount of principal outstanding in the covered assets pool, including mortgage loans and cash was € 6.78 billion (2010: € 3.9 billion).

In December 2008, EBS Mortgage Finance launched a € 6 billion Mortgage Covered Securities Programme. As at 31 December 2011, the total amount of principal outstanding in respect of the mortgage covered securities issued was € 3.6 billion (2010: € 2.35 billion) of which € 1.05 billion was held by debt investors. The remaining € 2.55 billion was issued to EBS.

Notes to the accounts

73 Investments in Group undertakings (continued)

Principal subsidiary undertaking incorporated outside the Republic of Ireland	Nature of business
AIB Group (UK) p.l.c.	Banking and financial services
trading as First Trust Bank in Northern Ireland
trading as Allied Irish Bank (GB) in Great Britain
Registered office: 4 Queen’s Square, Belfast, BT1 3DJ

The above subsidiary undertaking is a wholly-owned subsidiary of Allied Irish Banks, p.l.c. The registered office is located in the principal country of operation. The issued share capital is denominated in ordinary shares.

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

AIB Asset Management Holdings (Ireland) Limited	Allied Irish Nominees Limited
AIB Alternative Investment Services Limited	Blogram Limited
AIB Capital Management Holdings Limited	Commdec Limited
AIB Capital Markets plc	Eyke Limited
AIB Corporate Banking Limited	First Venture Fund Limited
AIB Corporate Finance Limited	General Estates and Trust Company Limited
AIB Debt Management Limited	Jonent Downs Limited
AIB Finance Limited	Percy Nominees Limited
AIB Fund Management Limited	Sanditon Limited
AIB International Finance	Skobar
AIB International Leasing Limited	Skodell
AIB Investment Company	Skonac
AIB Investment Managers Limited	Skopek
AIB Leasing Limited	Skovale
AIB Limited	The Hire Purchase Company of Ireland Limited
AIB Services Limited	Traprop Limited
AIB Venture Capital Limited
Allied Combined Trust Limited
Allied Irish Banks (Holdings & Investments) Limited
Allied Irish Capital Management Limited
Allied Irish Finance Limited
Allied Irish Leasing Limited

73 Investments in Group undertakings (continued)

Other subsidiary undertakings - Special purpose entities controlled by the Group

On 17 January 2011 Causeway Securities p.l.c. notes, on 21 February 2011 Clogher Securities Limited notes and on 6 April 2011 Wicklow Gap Limited notes were redeemed in full. This had no material financial effect on the Group. These entities are described in more detail below.

Causeway Securities p.l.c.

In November 2008, AIB Group (UK) p.l.c. securitised Stg£ 2,222 million of UK originated residential mortgages to Causeway Securities p.l.c., a special purpose entity. Notes of Stg£ 2,222 million were issued by Causeway Securities p.l.c. to AIB Group (UK) p.l.c. to fund the purchase of beneficial interest in the residential mortgages. The securitisation structure supported the funding activities of the Group.

Clogher Securities Limited

In April 2009, Allied Irish Banks, p.l.c. securitised € 2,345 million of Republic of Ireland originated residential mortgages to Clogher Securities Limited, a special purpose entity. Notes of € 2,345 million were issued by Clogher Securities Limited to Allied Irish Banks, p.l.c. to fund the purchase of beneficial interest in the residential mortgages. The securitisation structure supported the funding activities of the Group.

Wicklow Gap Limited

In November 2009, Allied Irish Banks, p.l.c. securitised € 2,182 million of euro denominated corporate loan obligations and working capital to Wicklow Gap Limited, a special purpose entity. Notes of € 2,204 million were issued by Wicklow Gap Limited to Allied Irish Banks, p.l.c. to fund the purchase of these loan obligations, their accrued interest and an amount of future anticipated drawdowns and certain transaction fees. The securitisation structure supported the funding activities of the Group.

Whilst the loans/mortgages securitised were not derecognised for Group reporting purposes, the investment in all three special purpose entities above were eliminated on consolidation. In the case of Allied Irish Banks, p.l.c., the investment in both Clogher Securities Limited and Wicklow Gap Limited were eliminated, whilst the loans/mortgages continued to be recognised.

Acquisition of subsidiary

Included in the Group’s consolidated loans and receivables to customers is € 3,899 million of loans held through securitisation vehicles Emerald No.4, Emerald No.5 and Mespil 1 RMBS Limited. These were acquired by AIB as part of the acquisition of EBS Limited.

Emerald Mortgages No.4 plc

The total carrying amount of the original residential property transferred by EBS Limited to Emerald Mortgages No.4 plc (‘Emerald 4’) as part of the securitisation amounts to € 1,500 million. The amount of transferred secured loans that the Group has recognised at 31 December 2011 is € 915 million. The carrying amount of the bonds issued by Emerald 4 to third party investors amounts to € 892 million. The carrying amount of the loan note in EBS issued to Emerald 4 amounts to € 917 million and is included within customer accounts (note 41)

Emerald Mortgages No.5

The total carrying amount of original residential property transferred by EBS Limited to Emerald Mortgages No.5 (‘Emerald 5’) as part of securitisation amounts to € 2,500 million. The amount of transferred secured loans that the Group has recognised at 31 December 2011 is € 2,003 million. Bonds were issued by Emerald 5 to EBS but these are not shown as these bonds are eliminated on consolidation.

Mespil 1 RMBS Limited (‘Mespil’)

The amount of secured loans that the Group has recognised as at 31 December 2011 is € 981 million in relation to the transfers from EBS Limited and Haven Mortgages Limited. The bonds issued by Mespil to EBS are not shown as these bonds are eliminated on consolidation.

Notes to the accounts

74 Additional parent company information

74 Additional parent company information

The following table analyses the carrying amounts of the financial assets and liabilities by category as defined in IAS 39 and by statement of financial position headings.

Classification and measurement of financial assets and financial liabilities

	2011
	At fair value through profit and loss		At fair value through equity		At amortised cost
Allied Irish Banks, p.l.c.	Held for trading € m	Fair value hedge derivatives € m	Cashflow hedge derivatives € m	Available for sale securities € m	Loans and receivables € m	Other € m		Total € m
Financial assets
Cash and balances at central banks	—	—	—	—	527	540	(1)	1,067
Items in the course of collection	—	—	—	—	100	—		100
Disposal groups and non-current assets held for sale	—	—	—	—	1,129	—		1,129
Trading portfolio financial assets	56	—	—	—	—	—		56
Derivative financial instruments(2)	1,985	254	786	—	—	—		3,025
Loans and receivables to banks(3)	—	—	—	—	36,028	—		36,028
Loans and receivables to customers(4)	—	—	—	—	42,074	—		42,074
NAMA senior bonds	—	—	—	—	19,509	—		19,509
Financial investments available for sale	—	—	—	13,336	—	—		13,336
Other financial assets	—	—	—	—	—	600		600

	2,041	254	786	13,336	99,367	1,140		116,924

Financial liabilities
Deposits by central banks and banks(5)	—	—	—	—	—	46,150		46,150
Customer accounts(6)	—	—	—	—	—	46,774		46,774
Derivative financial instruments(7)	2,374	656	1,031	—	—	—		4,061
Debt securities in issue	—	—	—	—	—	9,902		9,902
Subordinated liabilities and other capital instruments	—	—	—	—	—	1,209		1,209
Other financial liabilities	—	—	—	—	—	240		240

	2,374	656	1,031	—	—	104,275		108,336

Notes to the accounts

74 Additional parent company information (continued)

Classification and measurement of financial assets and financial liabilities (continued)

	2010
	At fair value through profit and loss		At fair value through equity		At amortised cost
Allied Irish Banks, p.l.c.	Held for trading € m	Fair value hedge derivatives € m	Cashflow hedge derivatives € m	Available for sale securities € m	Loans and receivables € m	Other € m		Total € m
Financial assets
Cash and balances at central banks	—	—	—	—	1,462	545	(1)	2,007
Items in the course of collection	—	—	—	—	134	—		134
Financial assets held for sale to NAMA	1	—	—	—	575	2		578
Trading portfolio financial assets	33	—	—	—	—	—		33
Derivative financial instruments(2)	1,994	264	1,276	—	—	—		3,534
Loans and receivables to banks(3)	—	—	—	—	45,601	—		45,601
Loans and receivables to customers(4)	—	—	—	—	63,496	—		63,496
NAMA senior bonds	—	—	—	—	7,869	—		7,869
Financial investments available for sale	—	—	—	19,319	—	—		19,319
Other financial assets	—	—	—	—	—	467		467

	2,028	264	1,276	19,319	119,137	1,014		143,038

Financial liabilities
Deposits by central banks and banks(5)	—	—	—	—	—	73,605		73,605
Customer accounts(6)	—	—	—	—	—	49,489		49,489
Derivative financial instruments(7)	2,251	472	676	—	—	—		3,399
Debt securities in issue	—	—	—	—	—	12,611		12,611
Subordinated liabilities and other capital instruments	—	—	—	—	—	4,193		4,193
Other financial liabilities	—	—	—	—	—	230		230

	2,251	472	676	—	—	140,128		143,527

(1)	Comprises cash on hand.
(2)	Includes exposure to subsidiary undertakings of € 356 million (2010: € 470 million).
(3)	Includes exposure to subsidiary undertakings of € 33,441 million (2010: € 43,433 million).
(4)	Includes exposure to subsidiary undertakings of € 11,868 million (2010: € 15,203 million).
(5)	Includes exposure to subsidiary undertakings of €13,475 million (2010: € 26,504 million).
(6)	Includes exposure to subsidiary undertakings of € 6,864 million (2010: € 7,993 million).
(7)	Includes exposure to subsidiary undertakings of € 448 million (2010: € 494 million).

74 Additional parent company information (continued)

Financial assets and financial liabilities by contractual residual maturity

	2011
Allied Irish Banks, p.l.c.	Repayable on demand € m	3 months or less but not repayable on demand € m	1 year or less but over 3 months € m	5 years or less but over 1 year € m	Over 5 years € m	Total € m
Financial assets
Net assets of disposal groups	5	26	212	671	215	1,129
Trading portfolio financial assets(1)	—	8	—	35	11	54
Derivative financial instruments(2)	—	96	179	1,167	1,583	3,025
Loans and receivables to banks(3)	15,607	7,804	2,515	9,824	282	36,032
Loans and receivables to customers(4)	19,410	5,439	5,074	9,978	12,460	52,361
NAMA senior bonds	—	19,509	—	—	—	19,509
Financial investments available for sale(1)	—	1,018	989	5,633	5,492	13,132
Other financial assets	2	598	—	—	—	600

	35,024	34,498	8,969	27,308	20,043	125,842

Financial liabilities
Derivative financial instruments(2)	—	405	272	1,017	2,367	4,061
Deposits by central banks and banks	6,136	33,344	2,477	4,141	52	46,150
Customer accounts	21,801	14,096	5,791	4,601	485	46,774
Debt securities in issue	—	2,091	2,638	5,173	—	9,902
Subordinated liabilities and other capital instruments	—	—	7	1,177	25	1,209
Other financial liabilities	240	—	—	—	—	240

	28,177	49,936	11,185	16,109	2,929	108,336

	2010
Allied Irish Banks, p.l.c.	Repayable on demand € m	3 months or less but not repayable on demand € m	1 year or less but over 3 months € m	5 years or less but over 1 year € m	Over 5 years € m	Total € m
Financial assets
Financial assets held for sale to NAMA(4)(5)	328	84	119	146	36	713
Trading portfolio financial assets(1)	—	2	9	9	11	31
Derivative financial instruments(2)	—	192	262	1,524	1,556	3,534
Loans and receivables to banks(3)	25,685	5,605	1,437	12,476	402	45,605
Loans and receivables to customers(4)	12,049	10,085	7,122	16,283	23,871	69,410
NAMA senior bonds	—	7,869	—	—	—	7,869
Financial investments available for sale(1)	—	1,624	2,600	7,791	7,067	19,082
Other financial assets	2	465	—	—	—	467

	38,064	25,926	11,549	38,229	32,943	146,711

Financial liabilities
Derivative financial instruments(2)	—	256	199	1,282	1,662	3,399
Deposits by central banks and banks	6,557	56,774	2,174	5,878	2,222	73,605
Customer accounts	19,106	17,046	4,746	4,601	3,990	49,489
Debt securities in issue	18	523	2,094	9,976	—	12,611
Subordinated liabilities and other capital instruments	—	—	—	322	3,871	4,193
Other financial liabilities	70	160	—	—	—	230

	25,751	74,759	9,213	22,059	11,745	143,527

(1)	Excluding equity shares.
(2)	Shown by maturity date of contract.
(3)	Shown gross of provisions for impairment of € 4 million (2010: € 4 million).
(4)	Shown gross of provisions for impairment of € 10,197 million (2010: € 5,787 million) and unearned income of € 90 million (2010: € 127 million).
(5)	Accrued interest receivable not included, derivative financial assets included.

The balances shown above for Allied Irish Banks, p.l.c. include exposures to subsidiary undertakings.

Notes to the accounts

74 Additional parent company information (continued)

Financial liabilities by undiscounted contractual maturity - contingent liabilities and commitments

The undiscounted cash flows potentially payable under guarantees and similar contracts, included below within contingent liabilities, are classified on the basis of the earliest date they can be called. The Company is only called upon to satisfy a guarantee when the guaranteed party fails to meet its obligations. The Company expects most guarantees it provides to expire unused.

The Company have given commitments to provide funds to customers under undrawn facilities. The undiscounted cash flows have been classified on the basis of the earliest date that the facility can be drawn. The Company does not expect all facilities to be drawn, and some may lapse before drawdown.

The 2010 maturity band comparatives have been amended to be consistent with the current year.

	2011
Allied Irish Banks, p.l.c.	Payable on demand € m	3 months or less but not repayable on demand € m	1 year or less but over 3 months € m	5 years or less but over 1 year € m	Over 5 years € m	Total € m
Contingent liabilities(1)	1,575	—	—	—	—	1,575
Commitments	8,269	—	—	—	—	8,269

	9,844	—	—	—	—	9,844

	2010
Allied Irish Banks, p.l.c.	Payable on demand € m	3 months or less but not repayable on demand € m	1 year or less but over 3 months € m	5 years or less but over 1 year € m	Over 5 years € m	Total € m
Contingent liabilities(1)	3,338	—	—	—	—	3,338
Commitments	11,330	—	—	—	—	11,330

	14,668	—	—	—	—	14,668

(1)	Included in exposure to Allied Irish Banks, p.l.c. are amounts relating to Group subsidiaries of € 50 million (2010: € 87 million).

Derivative financial instruments held for sale to NAMA

The following table shows the notional principal amounts and the fair values of derivative financial instruments held for sale to NAMA as at 31 December 2010. This was Nil at 31 December 2011.

	2010
	Notional principal	Fair values
	amount	Assets	Liabilities
Allied irish Banks, p.l.c.	€ m	€ m	€ m
Interest rate derivatives - over the counter (OTC)
Interest rate swaps	50	1	—

Total	50	1	—

74 Additional parent company information (continued)

Fair value of financial instruments

The term ‘financial instruments’ includes both financial assets and financial liabilities. The fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The accounting policy for the determination of fair value of financial instruments is set out in accounting policy number 16.

Readers of these financial statements are advised to use caution when using the data in the following table to evaluate the Company’s financial position of Allied Irish Banks, p.l.c. or to make comparisons with other institutions. Fair value information is not provided for items that do not meet the definition of a financial instrument. These items include intangible assets such as the value of the branch network and the long-term relationships with depositors, premises and equipment and shareholders’ equity. These items are material and accordingly, the fair value information presented does not purport to represent, nor should it be construed to represent, the underlying value of the Company as a going concern at 31 December 2011.

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

		31 December 2011		31 December 2010
	Notes(1)	Carrying amount € m	Fair value € m	Carrying amount € m	Fair value € m
Financial assets
Cash and balances at central banks	a	1,067	1,067	2,007	2,007
Items in course of collection	a	100	100	134	134
Financial assets held for sale to NAMA	b,c	—	—	578	285
Disposal groups and non-current assets held for sale	d	1,128	944	—	—
Trading portfolio financial assets	b	56	56	33	33
Derivative financial instruments	b	3,025	3,025	3,534	3,534
Loans and receivables to banks	e	36,028	36,081	45,601	45,651
Loans and receivables to customers	f	42,074	38,427	63,496	58,622
NAMA senior bonds	g	19,509	19,711	7,869	7,834
Financial investments available for sale	b	13,336	13,336	19,319	19,319
Fair value hedged asset positions	h	13	—	5	—

Financial liabilities
Deposits by central banks and banks	i	46,150	46,161	73,605	73,703
Customer accounts	i	46,774	47,096	49,489	49,647
Derivative financial instruments	b	4,061	4,061	3,399	3,399
Debt securities in issue	j	9,902	8,801	12,611	10,815
Subordinated liabilities and other capital instruments	j	1,209	1,120	4,193	1,163
Fair value hedged liability positions	h	128	—	115	—

(1)	For a description of the fair value methodologies please refer to note 57.

Commitments pertaining to credit-related instruments

Details of the various credit-related commitments and other off-balance sheet financial guarantees entered into by Allied Irish Banks, p.l.c. are included in note 54. Fees for these instruments may be billed in advance or in arrears on an annual, quarterly or monthly basis. In addition, the fees charged vary on the basis of instrument type and associated credit risk. As a result, it is not considered practicable to estimate the fair value of these instruments because each customer relationship would have to be separately evaluated.

Notes to the accounts

74 Additional parent company information (continued)

Fair value of financial instruments (continued)

Fair value hierarchy

The following tables set out, by financial instrument measured at fair value, the valuation methodologies(1) adopted in the financial statements as at 31 December 2011 and as at 31 December 2010.

		2011
Allied Irish Banks, p.l.c.		Level 1 € m	Level 2 € m	Level 3 € m	Total € m
Financial assets
Trading portfolio financial assets		50	6	—	56
Derivative financial instruments		—	3,025	—	3,025
Financial investments available for sale	- debt securities	11,881	1,239	12	13,132
	- equity securities	48	10	146	204

		11,979	4,280	158	16,417

Financial liabilities
Derivative financial instruments		—	3,952	109	4,061

		—	3,952	109	4,061

		2010
Allied Irish Banks, p.l.c.		Level 1 € m	Level 2 € m	Level 3 € m	Total € m
Financial assets
Derivative financial instruments held for sale to NAMA		—	1	—	1
Trading portfolio financial assets		23	10	—	33
Derivative financial instruments		—	3,534	—	3,534
Financial investments available for sale	- debt securities	16,966	2,104	12	19,082
	- equity securities	28	14	195	237

		17,017	5,663	207	22,887

Financial liabilities
Derivative financial instruments		1	3,276	122	3,399

		1	3,276	122	3,399

(1)	Valuation methodologies in the fair value hierarchy:
(a)	quoted market prices (unadjusted) - Level 1;
(b)	valuation techniques which use observable market data - Level 2; and
(c)	valuation techniques which use unobservable market data - Level 3.

74 Additional parent company information (continued)

Fair value of financial instruments (continued)

Significant transfers between Level 1 and Level 2

	2011
	Financial assets
Allied Irish Banks, p.l.c.	Trading portfolio € m	Debt securities € m	Total € m
Transfer into Level 1 from Level 2	—	61	61
Transfer into Level 2 from Level 1	—	178	178

Transfers into Level 1 from Level 2 occurred due to increased availability of reliable quoted market prices which were not previously available.

Reconciliation of balances in Level 3 of the fair value hierarchy

The following table shows a reconciliation from the beginning balances to the ending balances for fair value measurements in Level 3 of the fair value hierarchy:

	2011
	Financial assets					Financial liabilities
			AFS
Allied Irish Banks, p.l.c.	Trading portfolio € m	Derivatives € m	Debt securities € m	Equity securities € m	Total € m	Derivatives € m	Total € m
At 1 January 2011	—	—	12	195	207	122	122
Transfers out of Level 3	—	—	—	—	—	(4)	(4)
Total gains or losses in:
- profit or loss	—	—	—	(106)	(106)	71	71
- other comprehensive income	—	—	—	51	51	3	3
Net NAMA subordinated bonds additions	—	—	—	11	11	—	—
Additions	—	—	—	18	18	—	—
Sales			—	(23)	(23)	—	—
Settlements	—	—	—	—	—	(83)	(83)

At 31 December 2011	—	—	12	146	158	109	109

Transfers out of Level 3 occurred because of increased observability in the market prices of these instruments.

Losses included in profit or loss for the year in the previous tables are presented in the income statement and are recognised as:

Allied Irish Banks, p.l.c.	2011 € m
Net trading loss	(71)
Provisions for impairment of financial investments available for sale	(106)

Total	(177)

Losses for the year included in the income statement relating to financial assets and liabilities held at the end of the reporting period:

Allied Irish Banks, p.l.c.	2011 € m
Net trading income	(50)
Provisions for impairment of financial investments available for sale	(106)

Total	(156)

Notes to the accounts

74 Additional parent company information (continued)

Fair value of financial instruments (continued)

Significant transfers between Level 1 and Level 2

	2010
	Financial assets
Allied Irish Banks, p.l.c.	Trading portfolio € m	Debt securities € m	Total € m
Transfer into Level 1 from Level 2	—	4,929	4,929
Transfer into Level 2 from Level 1	9	231	240

Transfers into Level 1 from Level 2 occurred due to increased availability of reliable quoted market prices which were not previously available .

Reconciliation of balances in Level 3 of the fair value hierarchy

The following table shows a reconciliation from the beginning balances to the ending balances for fair value measurements in Level 3 of the fair value hierarchy:

	2010
	Financial assets					Financial liabilities
			AFS
Allied Irish Banks, p.l.c.	Trading portfolio € m	Derivatives € m	Debt securities € m	Equity securities € m	Total € m	Derivatives € m	Total € m
At 1 January 2010	—	—	2,806	36	2,842	—	—
Transfers into Level 3	—	—	—	—	—	127	127
Transfers out of Level 3	—	—	(2,794)	(8)	(2,802)	(2)	(2)
Total gains or losses in:
- profit or loss	—	—	5	(3)	2	50	50
- other comprehensive income	—	—	—	(52)	(52)	—	—
NAMA senior bonds/subordinated bonds	—	—	7,864 (1)	220	8,084	—	—
Purchases	—	—	—	2	2	—	—
Reclassification between categories	—	—	(7,869)	—	(7,869)	—	—
Settlements	—	—	—	—	—	(53)	(53)

At 31 December 2010	—	—	12	195	207	122	122

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

Losses included in profit or loss for the year in the previous tables are presented in the income statement and are recognised as:

Allied Irish Banks, p.l.c.	2010 € m
Net trading income	(42)
Other	(6)

Total	(48)

Losses for the year included in the income statement relating to financial assets and liabilities held at the end of the reporting period:

Allied Irish Banks, p.l.c.	2010 € m
Net trading income	(8)
Other	(4)

Total	(12)

74 Additional parent company information (continued)

Fair value of financial instruments (continued)

Sensitivity of Level 3 measurements

The implementation of valuation techniques involves a considerable degree of judgement. While the Company believes its estimates of fair value are appropriate, the use of different measurements or assumptions could lead to different fair values. The following table sets out the impact of using reasonably possible alternative assumptions, including the impact of changing credit spread assumptions for debt securities.

		2011
		Level 3
		Effect on income statement		Effect on other comprehensive income
Allied Irish Banks, p.l.c.		Favourable € m	Unfavourable € m	Favourable € m	Unfavourable € m
Classes of financial assets
Financial investments available for sale	- debt securities	—	—	—	—
	- equity securities	—	—	233	(54)

Total		—	—	233	(54)

Classes of financial liabilities
Derivative financial instruments		58	(58)	—	—

Total		58	(58)	—	—

		2010
		Level 3
		Effect on income statement		Effect on other comprehensive income
Allied Irish Banks, p.l.c.		Favourable € m	Unfavourable € m	Favourable € m	Unfavourable € m
Classes of financial assets
Financial investments available for sale	- debt securities	—	—	—	—
	- equity securities	—	—	165	(106)

Total		—	—	165	(106)

Classes of financial liabilities
Derivative financial instruments		28	(28)	—	—

Total		28	(28)	—	—

Day 1 gain or loss:

No difference existed between the fair value at initial recognition of financial instruments and the amount that was determined at that date using a valuation technique incorporating significant unobservable data.

Notes to the accounts

75 Approval of accounts

The accounts were approved by the Board of Directors on 29 March 2012.

Statement of Directors’ responsibilities in relation to the Accounts

The following statement, which should be read in conjunction with the statement of Auditors’ responsibilities set out within their Audit Report, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the Auditor in relation to the accounts.

The Directors are responsible for preparing the Annual Financial Report and the Group and Company accounts in accordance with applicable law and regulations.

The Companies Acts require the Directors to prepare Group and Company accounts for each financial year. Under the Acts, the Directors are required to prepare the Group accounts in accordance with International Financial Reporting Standards (“IFRSs”) as adopted by the European Union (“EU”). The Directors have elected to prepare the Company accounts in accordance with International Financial Reporting Standards as adopted by the EU and as applied in accordance with the Companies Acts 1963 to 2009. The Directors have also elected to prepare the Group and Company accounts in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”).

The accounts are required by law and IFRSs to present fairly the financial position and performance of the Group and Company; the Companies Acts provide in relation to such accounts that references to accounts giving a true and fair view are references to their achieving a fair presentation.

In preparing each of the Group and Company accounts, the Directors are required to:

•	select suitable accounting policies and then apply them consistently;

•	make judgements and estimates that are reasonable and prudent; and

•	prepare the accounts on a going concern basis unless it is inappropriate to presume that the Group and Company will continue in business.

The Directors consider that, in preparing the accounts which have been prepared on a going concern basis, the Company has, following discussions with the Auditor, used appropriate accounting policies consistently applied and supported by reasonable and prudent judgements and estimates and that all accounting standards, which, following discussions with the Auditor, they consider applicable, have been followed (subject to any explanations and any material departures disclosed in the notes to the accounts).

The Directors are responsible for taking all reasonable steps to secure that the Company causes to be kept proper books of account that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that its accounts comply with the Companies Acts. They also have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities. Under applicable law, the Directors are also responsible for preparing a Directors’ Report and reports relating to Directors’ remuneration and corporate governance that comply with that law and those rules.

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

Responsibility statement in accordance with the Transparency Regulations

Each of the directors, whose names are set out on pages 201 and 202 of the Annual Report, confirms, that, to the best of their knowledge:

•

the Group and Company accounts, prepared in accordance with International Financial Reporting Standards as issued by the IASB and International Financial Reporting Standards as adopted by the EU, give a true and fair view of the assets, liabilities, financial position of the Company and of the Group as a whole and the loss of the Group as a whole for the year ended 31 December 2011; and

•

the Directors’ Report and the Financial Review and Risk Management sections, contained in the Annual Financial Report include a fair review of the development and performance of the business and the position of the Group as a whole, together with a description of the principal risks and uncertainties faced by the Group.

On behalf of the Board

David Hodgkinson	David Duffy
Chairman	Chief Executive Officer

Report of Independent Registered Public Accounting Firm - Consolidated Financial Statements

To the Members and Board of Directors of Allied Irish Banks, p.l.c.

We have audited the accompanying consolidated statements of financial position of Allied Irish Banks, p.l.c. and subsidiaries as of 31 December 2011 and 2010, and the related consolidated statement of income, consolidated statements of changes in equity, consolidated statement of comprehensive income and consolidated statements of cash flows for each of the years in the three-year period ended 31 December 2011 and the related notes to the consolidated financial statements. We have also audited the sections identified as ‘forming an integral part of the audited financial statements’ on pages 47 to 52, 72 to 79, 81 to 84, 93,97,98,105, 110, 131 to 135, 138,140,157,158,163 to 165, 167 to 171, 173 to 180, 182 to 184, 187 to 199 and 227 to 253 in this Form 20-F. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Allied Irish Banks, p.l.c. and subsidiaries as of 31 December 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended 31 December 2011, in conformity with International Financial Reporting Standards as issued by the IASB and International Financial Reporting Standards as adopted by the EU.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Allied Irish Banks, p.l.c.’s internal control over financial reporting as of 31 December 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated 24 April 2012 expressed an unqualified opinion on the effectiveness of Allied Irish Banks, p.l.c.’s internal control over financial reporting.

Chartered Accountants

Dublin, Ireland

24 April 2012

Independent Auditor’s Report (continued)

To the Members and Board of Directors of Allied Irish Banks, p.l.c.

We have audited Allied Irish Banks, p.l.c.’s internal control over financial reporting as of 31 December 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Allied Irish Banks, p.l.c.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in item 15(b) in the Company’s 2011 Form 20-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Allied Irish Banks, p.l.c. maintained, in all material respects, effective internal control over financial reporting as of 31 December 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Allied Irish Banks p.l.c. and subsidiaries as of 31 December 2011 and 2010, and the related consolidated statement of income, consolidated statements of changes in equity, consolidated statements of cash flows, consolidated statement of comprehensive income and the related notes to the financial statements, for each of the years in the three-year period ended 31 December 2011, and our report dated 24 April 2012 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants

Dublin, Ireland

24 April 2012

Additional information

Additional information

Schedule to Report of the Directors

Information required to be contained in the Directors’ Annual Report by the European Communities (Takeover Bids (Directive 2004/25/EC)) Regulations 2006

As required by these Regulations, the information contained below represents the position as of 31 December 2011.

Capital Structure

The authorised share capital of the Company is €11,092,752,297 divided into 702,000,000,000 Ordinary Shares of €0.01 each (‘Ordinary Shares’), 3,500,000,000 2009 Non-Cumulative Preference Shares of €0.01 each (‘2009 Preference Shares’) and 403,775,229,679 Deferred Shares of €0.01 each (‘Deferred Shares’). The issued share capital of the company is 513,528,806,391 Ordinary Shares and 3,500,000,000 2009 Preference Shares.

For so long as the National Pensions Reserve Fund Commission (“NPRFC”) holds 2009 Preference Shares, subject to certain exceptions, the consent of the Minster will be required for the passing of certain share capital resolutions of the Company, being resolutions relating to: (i) an increase in the authorised share capital; (ii) a re-issue of Treasury Shares; (iii) the issue of any shares; or (iv) the redemption, consolidation, conversion or sub-division of the share capital. The exceptions referred to above include any issue of shares made for the purposes of redeeming or purchasing the 2009 Preference Shares.

Rights and Obligations of Each Class of Share

The Rights and Obligations of the Ordinary Shares and the 2009 Preference Shares are contained in a summary of the Memorandum and Articles of Association on pages 430 to 436.

Percentage of Total Share Capital Represented by Each Class of Share

The Ordinary Shares represent approximately 63% of the authorised share capital and approximately 99.3% of the issued share capital of the Company. The 2009 Preference Shares represent approximately 0.3% of the authorised share capital and approximately 0.7% of the issued share capital of the Company.

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

(ii)	in the case of a purported transfer to an infant or a person lawfully declared to be incapable for the time being of dealing with their affairs; or

(iii)	in the case of a single transfer of shares which is in favour of more than four persons jointly.

•

Ordinary Shares held in certificated form are transferable upon production to the Company’s Registrars of the Original Share certificate and the usual form of stock transfer duly executed by the holder of the shares.

•

Shares held in uncertificated form are transferable in accordance with the rules or conditions imposed by the operator of the relevant system which enables title to the Ordinary Shares to be evidenced and transferred without a written instrument and in accordance with the Companies Act 1990 (Uncertificated Securities) Regulations 1996.

•	The rights attaching to Ordinary Shares remain with the transferor until the name of the transferee has been entered on the Register of Members of the Company.

(b)	2009 Preference Shares are freely transferable provided that the minimum number of 2009 Preference Shares transferred to any one person is not less than 50,000.

Additional information

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

Rules Concerning Amendment of the Company’s Articles of Association

As provided in the Companies Acts, the Company may, by special resolution, alter or add to its Articles of Association. A resolution is a special resolution when it has been passed by not less than three-fourths of the votes cast by shareholders entitled to vote and voting in person or by proxy, at a general meeting at which not less than twenty-one clear days’ notice specifying the intention to propose the resolution as a special resolution, has been duly given. A resolution may also be proposed and passed as a special resolution at a meeting of which less than twenty-one clear days’ notice has been given if it is so agreed by a majority in number of the members having the right to attend and vote at any such meeting, being a majority together holding not less than ninety per cent in nominal value of the shares giving that right.

Rules Concerning the Appointment and Replacement of Directors of the Company

•	Other than in the case of a casual vacancy, Directors are appointed on a resolution of the shareholders at a general meeting, usually the Annual General Meeting.

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

•

except in the case of a Government Appointee, if he or she be requested, by resolution of the Directors, to resign his or her office as Director on foot of a unanimous resolution (excluding the vote of the director concerned) passed at a specially convened meeting at which every Director is present (or represented by an alternate) and of which not less than seven days’ written notice of the intention to move the resolution and specifying the grounds therefore has been given to the Director;

Rules Concerning the Appointment and Replacement of Directors of the Company (continued)

•

except in the case of a Government Appointee, if he or she has reached an age specified by the Directors as being that at which that person may not be appointed a Director or, being already a Director, is required to relinquish office and a Director who reaches the specified age continues in office until the last day of the year in which he or she reaches that age; or

•	in the case of a Government Appointee, if removed from office by the Government Preference Shareholder pursuant to the Articles of Association.

•	In addition, the office of Director is vacated, subject to any right of appointment or reappointment under the Articles, if:

•	not being a Director holding for a fixed term an executive office in his or her capacity as a Director, he or she resigns their office by a written notice given to the Company; or

•	being the holder of an executive office other than for a fixed term, the Director ceases to hold such executive office on retirement or otherwise; or

•	the Director tenders his or her resignation to the Directors and the Directors resolved to accept it; or

•	he or she ceases to be a Director pursuant to any provision of the Articles.

•

Notwithstanding anything in the Articles of Association or in any agreement between the Company and a Director, the Company may, by Ordinary Resolution of which extended notice has been given in accordance with the Companies Acts, remove any Director before the expiry of his or her period of office.

•

See note 56 regarding the power of the Minister for Finance to nominate such number of non executive directors equal to either (a) 25 per cent of the Directors when the total number of Directors is 15 or less or (b) 4 Directors where the total number of Directors is 16, 17 or 18.

The Powers of the Directors Including in Relation to the Issuing or Buying Back by the Company of its Shares

Under the Articles of Association, the business of the Company is to be managed by the Directors who may exercise all the powers of the Company subject to the provisions of the Companies Acts, the Memorandum and Articles of Association of the Company and to any directions given by special resolution of a general meeting. The Articles of Association further provide that the Directors may make such arrangement as may be thought fit for the management, organisation and administration of the Company’s affairs including the appointment of such executive and administrative offices, managers and other agents as they consider appropriate and delegate to such persons (with such powers as sub-delegation as the Directors shall deem fit) such functions, powers and duties as to the Directors may seem requisite or expedient.

Pursuant to resolution of the shareholders, in accordance with the provisions of the Companies Acts, the Directors are unconditionally authorised until 26 July 2016 to exercise all the powers of the Company to allot relevant securities up to the aggregate nominal amount of € 6,892,692,445. By such authority, the Directors may make offers or agreements which would, or might, require the allotment of such securities after 26 July 2016.

Any treasury shares for the time being held by the Company may, by decision of the Directors, be re-issued off market. Where treasury shares are re-issued for the purposes of the AIB Approved Employees’ Profit Sharing Scheme 1998, the Allied Irish Banks, p.l.c. Share Ownership Plan (UK), the AIB Group Share Option Scheme or the AIB Group Performance Share Plan 2005, the minimum price at which a treasury share may be re-issued is the issue price as provided for in such a scheme. In all other circumstances the minimum price shall be 95% of the Appropriate Price. The “Appropriate Price” is the average of the closing quotation prices of the Ordinary Shares for the five business days immediately preceding the day on which the treasury share is re-issued, as published in the Irish Stock Exchange Daily Official List (or any successor publication thereto or any equivalent publication for securities admitted to trading on the Enterprise Securities Market). For any business day on which there is no dealing on the Ordinary Shares on that Exchange, the minimum price will be the price equal to (i) the mid-point between the high and low market guide prices and for the Ordinary Shares as published in the Irish Stock Exchange Daily Official List (or any successor publication thereto or any equivalent publication for securities admitted to trading on the Enterprise Securities Market); or (ii) if there is only one such market guide price so published, the price so published. The maximum price at which a treasury share may be re-issued off-market is 120% of the Appropriate Price.

Additional information

Memorandum & Articles of Association

A summary of the Memorandum & Articles of Association of Allied Irish Banks, p.l.c. is set out below.

Objects and Registration Details

Allied Irish Banks, p.l.c. (“AIB”) is a public limited company that was incorporated as a limited company in 1966 and was subsequently re-registered as a public limited company in 1985. Objects and purposes are set out in its Memorandum of Association. The principal objects of AIB are to carry on the business of banking in all or any of its branches and departments and to undertake all manner of financial services.

Directors

Any Director who is in any way, whether directly or indirectly, interested in a contract or arrangement with AIB must declare his/her interest at a meeting of the Directors at which the question of entering into such contract/arrangement first arises, if his interest then exists, or in any other case at the first meeting of the Directors after he becomes so interested. The Articles of Association also require that a Director may not vote in respect of any such contract or arrangement or any other proposal whatsoever in which he has a material interest. Nothing in the Articles of Association will restrict a Government Appointee from participating fully in any meeting of the Directors or voting on any matter unless the Government Appointee has an interest in the matter which concerns him personally (for example, the fact that he or she was appointed by the Government Shareholder, the fact that a Government Preference Shareholder or a Government Body may have an interest in the matter or the fact that the matter relates to a matter that requires the consent of the Government Preference Shareholder shall not be regarded as giving rise to such an interest). Interests in shares or debentures or other securities of, or otherwise in or through, AIB are disregarded for the purpose. This prohibition on voting is disapplied in respect of resolutions concerning the following matters (amongst others):

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

Under the Articles, retirement of Directors, other than Government Appointees, is by rotation at each Annual General Meeting and one-third of the Directors for the time being, or, if their number is not three or a multiple of three, then not less than one-third shall retire from office at each Annual General Meeting.

Rights and Restrictions Attaching to Shares

The authorised share capital of AIB is € 11,092,752,297 divided into 702,000,000,000 Ordinary Shares, 3,500,000,000 2009 Preference Shares and 403,775,229,679 Deferred Shares. Subject to the Companies Acts and to any special rights of existing shares, any share in the Company may be issued with such preferred, deferred or other special rights or restrictions and unless otherwise determined by the Directors in relation to any particular preference shares prior to allotment, preference shares may be issued on the terms and in such manner as the Company may by Special Resolution determine.

Rights and Obligations of Ordinary Shares

The following rights attach to the Ordinary Shares:

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

•

The right to receive, (by post or electronically), twenty-one days at least before the Annual General Meeting, a copy of the Directors’ and Auditors’ reports accompanied by (a) copies of the balance sheet, profit and loss account and other documents required by the Companies Acts to be annexed to the balance sheet or (b) such summary financial statements as may be permitted by the Companies Acts.

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

(b) junior to certain other preferred securities; and

(c) in priority to the Ordinary Shares.

•

In the event that a dividend on 2009 Preference Shares is not paid in cash, the right to receive a bonus issue of Ordinary Shares (‘Bonus Shares’) calculated by dividing the amount of the unpaid dividend by the average price of an Ordinary Share over the 30 trading days prior to the dividend payment date, subject to an adjustment in circumstances where the Bonus Shares are not issued on the dividend payment date.

Additional information

•

Where the issue of Bonus Shares is deferred, the holders of 2009 Preference Shares are granted voting rights at general meetings of the Company equivalent to the voting rights that would have attached to the Bonus Shares if they had been issued on the relevant dividend payment date (‘Provisional Voting Rights’), provided:

(a)	these shall not be exercisable against any Directors’ resolution for the issue of core tier 1 securities to redeem or purchase all or any of the 2009 Preference Shares; or

(b)	on any resolution on any action by the Company in relation to ‘Preferred Securities’ as defined in the Memorandum a and Articles of Association.

•

The right to receive copies of the circulars to shareholders but not to attend, speak, vote at general meetings save while held by a Government Body and then only in the following circumstances and the following manner:

(a) on a resolution seeking approval for a change of control of the Company or a sale of all or substantially all of its business; and

(b) on a resolution to appoint, re-elect or remove directors.

•

Subject as provided below, on either of the foregoing resolutions (and while held by Government Body) the right to cast a number of votes equal to 25% of all votes capable of being cast by shareholders (including the 2009 Preference Shareholder) on a poll at a general meeting of the Company.

•

If the NPRFC and Government Entities, through their holding of Ordinary Shares (or other securities issued in future), control 25% or more of the total voting rights, then the 2009 Preference Shares will carry no voting rights. If those entities, through their holding of Ordinary Shares (or other securities issued in future), control less than 25% of the total voting rights, then, in respect of resolutions to appoint, re-elect or remove directors and any resolution concerning a proposed change of control of AIB, the 2009 Preference Shares carry the right to “top-up” their total voting rights to 25% of the total voting rights, including the votes attaching to the 2009 Preference Shares.

•

In a winding up of the Company or a return of capital by the Company (other than a redemption or purchase of shares) the right to receive a repayment of the capital (including premium) paid up, rank as follows:

(a) pari passu with the repayment of the paid up nominal value on Ordinary Shares;

(b) in priority to the payment of any further amount on Ordinary Shares; and

(c) junior to the repayment of capital on all other classes of shares that rank ahead of the Ordinary Shares.

•

The right while held by a Government Body to appoint directly either (a) 25 per cent of the Directors where the total number of Directors is 15 or less or (b) 4 Directors where the total number of Directors is 16, 17 or 18 (in either case including any Directors nominated by the Minister pursuant to the Government Guarantee Schemes).

Redemption of 2009 Preference Shares

•	will not be redeemable at the option of the holder.

•

may be redeemed or purchased, in whole or in part, at any time subject to the consent of Central Bank and that the redemption or purchase is made up of distributable profit and/or the proceeds of an issue of shares constituting core tier 1 capital.

•

redemption price for the first five years shall be € 1.00 per 2009 Preference Share, being the original subscription price including premium of each 2009 Preference Share. Thereafter, the redemption price of each 2009 Preference Share will be € 1.25, including premium.

•	shall be required to redeem all of the 2009 Preference Shares if there are less than 35,000,000 2009 Preference Shares in issue, subject to the Central Bank’s consent.

•	may redeem or purchase 2009 Preference Shares which are held by a Government Entity without being required to redeem or purchase any 2009 Preference Shares held by another person.

•	on redemption or purchase of 2009 Preference Shares, the Company will be required to issue any outstanding Bonus Shares.

Rights and Obligations of the Deferred Shares

The Deferred Shares have no voting or dividend rights. On a winding-up of the Company or other return of capital (other than a redemption or purchase of shares of any class in the capital of the Company), holders of Deferred Shares have the right to receive the nominal value of those shares only after the holders of Ordinary Shares have received payment of such amount as is paid up or credited as paid up in respect of those Ordinary Shares plus € 10 million per share.

The Deferred Shares are not transferable, other than with the prior written consent of the Directors. The Company has, however, the right at any time, without the consent of the holder, to instruct the Company Secretary to acquire the Deferred Shares for nil consideration and the Company acquired and cancelled 395,759,506,824 Deferred Shares on 27 July 2011 resulting from the renominalisation of the ordinary share capital of the Company from € 0.32 each to € 0.01 each following the passing of a Special Resolution to this effect on 26 July 2011.

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

Under Article 46 the Company may by Ordinary Resolution convert any paid up shares into stock and re-convert any stock into paid-up shares of any denomination. Any dividend which has remained unclaimed for 12 years from the date of its declaration may be forfeited and cease to remain owing by the Company.

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

Variation of Class Rights

The rights, privileges, limitations or restrictions attached to the 2009 Preference Shares may be varied, altered or abrogated, either whilst the Company is a going concern or during or in contemplation of a winding up, with the written consent of the holders of not less than 66 2/3% in nominal value of such class of shares or with the sanction of a resolution passed at a class meeting of holders of such classes of shares provided that the holders of not less than 66 2/3% in nominal value of such class of shares vote in favour of such resolution.

Article 7 provides that whenever the capital of the Company is divided into different classes of shares, the special rights attached to any class may, subject to the provisions of the Companies Acts 1963-2009 and subject as otherwise provided in the Articles be varied or abrogated, either whilst the Company is a going concern or during or in contemplation of a winding up, with the sanction of a Special Resolution passed at a Class Meeting of the holders of the shares of the class but not otherwise.

Convening of General Meetings

AIB must hold a General Meeting in each year as its Annual General Meeting in addition to any other meetings in that year and no more than fifteen months may elapse between the date of one Annual General Meeting and that of the next. The Annual General Meeting will be held at such time and place as the Directors determine. All General Meetings other than Annual General Meetings, are called Extraordinary General Meetings. The Directors may at any time call an Extraordinary General Meeting. Extraordinary General Meetings shall also be convened by the Directors on the requisition of members holding, at the date of the requisition, not less than one-tenth of the paid up capital carrying the right to vote at General Meetings and in default of the Directors within twenty one clear days, convening such a meeting to be held within two months, requisitions (or more then half of them) may but only within three months themselves convene a meeting.

Disclosure of Share Ownership

Article 13(b) provides that the Directors may by notice in writing sent to any member require such member to inform the Company in writing not more than 14 days after service of the notice of the capacity in which such member holds any share otherwise than as beneficial owner to furnish in writing, so far as it is within the member’s knowledge, the name and address of the person on whose behalf the member holds such share or, such particulars as will enable or assist in the identification of such person and the nature of

Additional information

the interest of such person in such shares. Failure to respond to such notice within the prescribed period time will result in the member not being entitled to attend meetings of the Company not to exercise the voting rights attached to such share, and, if the member holds 0.25% or more of the issued Ordinary shares of the Company, the Directors are entitled to withhold payment of any dividend payable on such shares and the member shall not be entitled to transfer such shares except by sale through a Stock Exchange to a bona fide unconnected third party.

Material Contracts

The following are all the contracts (not being contracts entered into in the ordinary course of business) that have been entered into by members of the AIB Group: (i) within two years immediately preceding the date of this documents which are, or may be, material to the Group; or (ii) at any time and contain the date of this document: obligations or entitlements which are, or may be, material to the Group as at the date of this document:

1.	The Credit Institutions (Eligible Liabilities Guarantee) Scheme 2009 and the Eligible Liabilities Guarantee Scheme Agreements. On 20 January 2010, the Company and its subsidiaries, AIB Group (UK) p.l.c., AIB Bank (CI) Limited and Allied Irish Banks North America Inc. each executed an Eligible Liabilities Guarantee Scheme Agreement and on 21 January 2010 were each issued with a Participating Institution Certificate under the Eligible Liabilities Guarantee Scheme. EBS and AIB International Savings Limited (formerly Anglo Irish Bank Corporation (International) plc and which is an Isle of Man company that was acquired by AIB in February 2011), both also hold a Participating Institution Certificate under the Eligible Liabilities Guarantee Scheme.

2.	Arrangements in relation to The National Pensions Reserve Fund Commission (“NPRFC”)

(i)	The Subscription Agreement

(a)	Pursuant to the terms of the Subscription Agreement between AIB, the Minster for Finance (the ‘Minister’) and the NPRFC dated 13 May 2009, AIB agreed to issue the 2009 Preference Shares and the 2009 Warrants to the NPRFC at an aggregate subscription price of € 3.5 billion.

(b)	AIB gave the NPRFC and the Minster certain warranties relating to the business and operation of the Group. These warranties are considered standard for this type of agreement and cover issues such as the Company’s issued share capital, accuracy and completeness of certain information, accuracy of audited financial statements, payment of taxes, possession of all material licences and absence of material litigation.

(c)	AIB provided various undertakings to the NPRFC and the Minster, including agreeing to commit to the Minster’s ‘Bank Customer Package’. This includes, inter alia, obligations on AIB to:

A.	increase lending capacity to small to medium-sized enterprises by 10 per cent. and provide an additional 30 per cent capacity for lending to first-time buyers during each quarter of the financial year compared to the corresponding quarter into each year commencing 1 January 2008;

B.	establish a € 100 million fund to support environmentally friendly investment and innovations in clean energy;

C.	comply with the Code of Conduct for Business Lending to Small and Medium Enterprises and the Code of Conduct for Mortgage Arrears published by the Central Bank;

D.	makes every effort to avoid repossessions and, in any case, not commence court proceedings for the repossession of a principal private residence within 12 months of arrears appearing, where the customer maintains contact and co-operates reasonably with AIB;

E.	fund and co-operate with an ‘Independent Review of Credit Availability’; and

F.	work closely with the IDA Ireland, Enterprise Ireland and with other Irish state agencies to ensure the supply of appropriate finance to contractors engaged on major projects sponsored by those agencies.

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

(d)	On 13 May 2009, the NPRFC paid to AIB € 3.5 billion {less an arrangement fee of € 30 million paid by AIB to the NPRFC) in respect of the issue to it of the 2009 Preference Shares and the 2009 Warrants.

(e)	AIB undertook in the Subscription Agreement that application would be made in due course for the Warrant Shares and any Bonus Shares to be admitted to trading on a regulated market.

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

(ii)	2010 Placing Agreement

(a)	Pursuant to the terms of the Placing Agreement between the Minister, the NPRFC, the National Treasury Management Agency (“NTMA”) and AIB, dated 23 December 2010, AIB agreed to issue 675,107,845 new Ordinary Shares to the NPRFC at an aggregate subscription price of € 3,818,438,297.

(b)	To the extent that the NPRFC subscription for these shares would result in it holding more than 49.9% of the Ordinary Shares in issue, CNV Shares were to be allotted to the NPRFC so that, following such allotment, the NPRFC did not acquire more than 49.9% of the Ordinary Shares then in issue. In April 2011, AIB converted into ordinary shares on a one-for-one basis the 10,489,899,564 CNV Shares issued to the NPRFC in connection with the 2010 Placing Agreement, following completion of the disposal of AIB’s interests in BZWBK.

(c)	The obligations of the Minister, the NPRFC and the NTMA were conditional on AIB having complied, and continuing to comply, with letters from the Minister dated 13 and 22 December 2010, stating that the provision of further state funding to AIB was conditional on the Board’s decision not to pay any bonuses to staff no matter when they may have been earned, since AIB could not be in a position to pay without state support, past, present and future save that nothing in the Agreement was to prevent AIB meeting its obligations on foot of a Court Order.

(d)	The cancellation of the 294,251,819 warrants over new Ordinary Shares held by the NPRFC in return for the payment to it by AIB of approximately € 52 million;

(e)	AIB gave the Minister, the NPRFC and the NTMA certain warranties relating to the business and operation of the Group. These warranties are considered standard for this kind of agreement and cover issues such as the Company’s issued share capital, accuracy and completeness of certain information, accuracy of audited financial statements, payment of taxes, possession of all material licenses, absence of material litigation and absence of breach of material change of control provisions.

(f)	AIB entered into various covenants with the Minister, the NPRFC, the NTMA, the National Asset Management Agency or any other state entity to use all reasonable efforts to comply, and procure compliance by the Group, with various commitments including:

A.	Meeting a lending target of € 3 billion per annum for new or increased credit facilities to SMEs in each of the two twelve month periods commencing on 1 January 2011 and 2012.

B.	Providing € 20 million for seed capital to Enterprise Ireland supported ventures and € 100 million for environmental, clean energy and innovation projects (in addition to the commitments under the Subscription Agreement).

C.	Working with Enterprise Ireland and the Irish Bankers Federation to develop sectoral expertise in the modern growth sectors of the economy, and with Enterprise Ireland to develop a range of banking services to meet the needs of Irish SMEs trading internationally.

D.	Taking actions, agreed with the Minister, to develop new credit products in areas where cash flow, rather than property or assets, is the basis for business lending.

(g)	AIB also agreed to co-operate fully with the Minster and the European Commission in connection with the Commission’s assessment of the Group’s restructuring plan under EU State aid rules and to implement fully the final restructuring plan when approved by the NTMA and the Commission.

(h)	AIB repeated and extended undertakings in the Subscription Agreement relating to matters concerning the remuneration of its directors, senior executives and employees.

(i)	AIB undertook various obligations in respect of the CNV Shares, relating to the issue of securities, the modification of rights attaching to securities and the transferability of the CNV Shares.

(iii)	EBS Acquisition Agreement

Pursuant to the terms of an Acquisition Agreement between the Minister, the NTMA, EBS Building Society and AIB, dated 26 May 2011, AIB agreed to acquire the entire issued share capital of EBS. The EBS merger completed on 1 July 2011 (following its conversion into a private company and receipt of all requisite regulatory approvals) and was effected pursuant to an acquisition conversion scheme mechanism under Part XI of the Building Societies Act 1989 (as amended) whereby EBS was first demutualised by conversion from a building society into a private limited company, called EBS Limited, the entire issued share capital of which was held by the Minister prior to the acquisition of that share capital by AIB. As AIB and EBS respectively are substantially owned by the State, the consideration payable by AIB for the EBS Merger was a nominal cash payment of € 1.00.

Additional information

(iv)	2011 Placing Agreement, Capital Contribution and Minister’s Letter

(a)	Pursuant to the terms of the Placing Agreement between the Minister, the NPRFC, the NTMA and AIB, dated 1 July 2011, AIB agreed to issue 500,000,000,000 new Ordinary Shares to the NPRFC at an aggregate subscription price of € 5 billion. On 28 July 2011, the Minister and the NPRFC agreed to make capital contributions of € 2,283,146,860 and € 3,770,970,659 respectively to AIB for no consideration and AIB is not legally obliged to repay the capital contributions. The capital contributions were made in order to enable AIB to meet its regulatory capital requirements.

(b)	The Company agreed to give certain covenants and undertakings to the Minister, the NTMA and the NPRFC, including in relation to its reserves, dividends, disclosure of information, matters of public interest, use of proceeds and future material transactions, together with additional covenants and undertakings in relation to the availability of credit, the Group’s restructuring plan, corporate governance and remuneration. In addition, the Company gave certain representations and warranties and indemnities to the Minister, the NTMA and the NPRFC and the liability of the Company in respect of any breach of those representations, warranties and indemnities is unlimited as to time and amount.

(c)	The continued provision of State funding and support to AIB is dependent on enforcement by AIB of a wide restriction on payment of employment bonuses by the Group, details of which are contained in a letter from the Minister to AIB dated 25 July 2011. The Minister’s Letter contains undertakings in relation to measures to promote the availability of credit, AIB’s restructuring plan, related party transactions, corporate governance and remuneration and fees payable to directors, senior executives, employees and service providers of AIB.

(v)	Contingent Capital Note Purchase Agreement

(a)	Pursuant to the terms of the Note Purchase Agreement between the Minister and AIB, dated 26 July 2011, AIB agreed to issue € 1.6 billion of contingent tier 2 capital notes to the Minister, issued at par with a five year and one day maturity, with an aggregated principal amount of € 1.6 billion.

(b)	The Contingent Capital Notes will convert mandatorily in their entirety into Ordinary Shares in the event that the core tier 1 capital ratio of AIB falls below 8.25% or (following implementation of the Capital Requirements Directive IV in Ireland), AIB’s common equity tier 1 ratio falls below 8.25% or, if the Central Bank, in its sole discretion, notifies AIB that it has determined that the Group’s financial and solvency condition is deteriorating in such a way that a fall below the ratios described above is likely to occur in the short term and AIB is incapable of restoring the Group’s capital ratio to a level above 8.25% during the following 90 days. The Contingent Capital Notes will also convert immediately and mandatorily into Ordinary Shares in the event that a non-viability event occurs (including in the event of the Group becoming insolvent, bankrupt, unable to pay its debts as they fall due, ceases to carry on its business or fails to meet minimum capital adequacy requirements).

(c)	Following a conversion event, the Contingent Capital Notes will be immediately converted into a fixed number of Ordinary Shares that is determined by dividing the principal amount of each Contingent Capital Note by the conversion price of € 0.01 per Ordinary Share. The Contingent Capital Notes also include certain anti-dilution adjustments.

(d)	The Contingent Capital Notes carry a fixed annual mandatory interest rate of 10% of the principal amount. The Minister may, where it remains the holder of 100 per cent. of the Contingent Capital Notes, in order to facilitate the sale of the Contingent Capital Notes to third party investors, at any time (but becoming effective only from the date of such sale being completed and settled) increase the interest rate to a new level determined by an independent remarketing agent nominated by the Minister, but not exceeding 18 per cent. per annum. In addition, AIB will provide, at the request of the Minister, sufficient disclosure to allow for the Contingent Capital Notes to be listed and to be sold to third party investors. AIB will have the option, prior to any such sale of the Contingent Capital Notes being completed and settled, to source third party investors at a potentially lower interest rate, but only if it has sourced sufficient investors to purchase an amount equal to the principal amount paid by the Minister for the Contingent Capital Notes on overall better terms. The Minister will have discretion as to whether or not to sell to any such investors. Admission of the Contingent Capital Notes to the Official List of the Irish Stock Exchange and to trading on its Global Exchange Market, an exchange-regulated market, occurred on 27 October 2011.

(e)	The Contingent Capital Notes constitute direct, unsecured and subordinated obligations of the Group and rank junior to unsubordinated obligations of the Group and pari passu without any preference among themselves and equally with all other dated subordinated obligations of the Group which rank or are expressed to rank equally with the Contingent Capital Notes (if any). The Contingent Capital Notes rank senior to other obligations of the Group that are expressed to rank junior to the Contingent Capital Notes.

Reporting currency and exchange rates

AIB Group publishes consolidated financial statements in euro (€). In this Annual Financial Report, references to ‘US dollars’, ‘dollars’, ‘US$’, ‘cents’ or ‘¢’ are to United States currency, references to ‘EUR’, ‘euro’, ‘€’ or ‘c’ are to euro currency, references to ‘sterling’ or ‘Stg£’ are to British currency, references to ‘zloty’, ‘PLN’ or ‘zl’ are to Polish currency and references to ‘Yen’ are to Japanese currency.

The following table shows, for the periods and dates indicated, certain information regarding the noon buying rate, expressed in US dollars per euro.

	Period end(1)	Average rate(2)	High	Low
Year ended 31 December 2007	1.4603	1.3751	1.4862	1.2904
Year ended 31 December 2008	1.3919	1.4688	1.6010	1.2446
Year ended 31 December 2009	1.4332	1.3936	1.5100	1.2547
Year ended 31 December 2010	1.3269	1.3302	1.4536	1.1959
Year ended 31 December 2011	1.2973	1.3946	1.4875	1.2926

(1)	The noon buying rate at such dates differed from the rates used in the preparation of AIB Group’s consolidated financial statements, which were US$ 1.4721, US$ 1.3917, US$ 1.4406 US$ 1.3362 and US$ 1.2939 to € 1.00 at 31 December 2007, 2008, 2009, 2010 and 2011 respectively.

(2)	The average rate for each period is the average of the noon buying rates on the last day of each month during that period.

On 20 April 2012 the noon buying rate was € 1.00 = US$ 1.3212

The accounting policy in respect of the translation of gains and losses arising in foreign locations is set out on page 234. Details of the exchange rates used in the preparation of the consolidated financial statements are set out in note 68 of this report.

Additional information

Offer and listing details

Trading market for Ordinary shares of AIB

On 26 January, 2011 AIB ordinary shares commenced trading on the Enterprise Securities Market (“ESM”) of the Irish Stock Exchange (“ISE”). This followed a direction to AIB by the High Court on 23 December 2010, under the Credit Institutions (Stabilisation) Bill 2010, to apply to cancel its listing of ordinary shares on the Main Securities Market of the Irish Stock Exchange (‘Irish Main Market Delisting’) and to apply for admission to trading on the ESM of the ISE.

The High Court also directed AIB to apply to cancel the admission of its ordinary shares to the Official List maintained by the UK Financial Services Authority and to cancel trading on the main market of the London Stock Exchange (‘UK Delisting’).

AIB traded on the New York Stock Exchange (“NYSE”) in the form of American Depositary Shares (“ADS”). Each ADS, which comprises 10 ordinary shares, traded under the symbol “AIB” and was evidenced by an American Depositary Receipt (“ADR”). On 25 August AIB delisted from the NYSE, from which time AIB’s ADSs were no longer traded on the NYSE.

At 31 December 2011, AIB had outstanding 513,528,806,391 ordinary shares of € 0.01 each, of which 35,680,114 were held as Treasury Shares (page 349).A total of 36,320,665 ADSs were outstanding, representing 0.07% of total outstanding ordinary shares.

The following table sets forth the high and low sales prices of the ordinary shares during the periods indicated, based on midmarket prices at close of business on the Irish Stock Exchange and the high and low sales prices for ADSs, as reported on the NYSE composite tape.

	Ordinary shares(1)		American Depositary Shares(2)
	High	Low	High	Low
	(Euro)		(Dollars)
Year ended 31 December
2007	23.95	12.95	63.88	39.30
2008	15.98	1.65	47.14	4.59
2009	3.37	0.27	9.84	0.76
2010	1.79	0.27	4.95	0.83
2011	0.33	0.04	4.48	0.41

Calendar year
2010
First quarter	1.79	0.98	4.95	2.71
Second quarter	1.61	0.88	4.40	2.17
Third quarter	0.99	0.50	2.69	1.40
Fourth quarter	0.50	0.27	1.41	0.83

2011
First quarter	0.31	0.19	4.48	2.40
Second quarter	0.33	0.14	4.34	2.05
Third quarter	0.14	0.04	2.13	0.46
Fourth quarter	0.10	0.04	—	—

(1)	On 26 July 2011, the nominal value of each ordinary share was reduced from € 0.32 to € 0.01 per share.

(2)	An American Depositary Share (“ADS”) represented two ordinary shares up to 22 February 2011. On 23 February 2011, AIB changed the ratio whereby one ADS represents ten ordinary shares.

Bonus Issue

The Company was obliged, under its Articles of Association, to issue Ordinary Shares by way of bonus issue to the NPRFC as a consequence of not paying the annual cash dividend payable on the 2009 Preference Shares in May 2011 (the ‘Bonus Issue 2011’). On 13 May 2011, the Company had insufficient authorised but unissued share capital and insufficient authority remaining under section 20 of the Companies (Amendment) Act 1983 to allot the Bonus Issue 2011 in full. Accordingly, 484,902,878 new Ordinary Shares were issued to the NPRFC on 13 May 2011 in part satisfaction of the Bonus Issue 2011. Following the receipt of shareholder approval on 26 July 2011, the remainder of the Bonus Issue 2011, being 762,370,687 new Ordinary Shares, were issued to the NPRFC. The 2011 Bonus Issue included an increment of 38,118,535 new Ordinary Shares prescribed by AIB’s Articles of Association as a result of the 2011 annual cash dividend not being satisfied in full on the due date.

American Depositary Receipts

The Company’s listing of the ordinary shares, in the form of American Depositary Shares (“ADS”) was obtained on the New York Stock Exchange (“NYSE”) effective 28 November 1990. Each ADS, which comprised two ordinary shares, traded under the symbol “AIB” and is evidenced by an American Depositary Receipt (“ADR”). The ADR depositary is The Bank of New York Mellon (‘the Depositary’). On 7 February 2011 AIB announced its intention to change the ratio of one ADS representing two ordinary shares to one ADS representing ten ordinary shares. The effective date of this change was 23 February 2011.

On 4 August 2011, AIB announced that its Board of Directors has resolved to delist its ADS, each representing ten ordinary shares, par value €0.01 per share, from the NYSE, terminate the deposit agreement governing the ADSs (‘the Deposit Agreement’) with the Depositary and, in due course, terminate the registration of AIB’s securities with the US Securities and Exchange Commission (‘the SEC’) under the US Securities Exchange Act of 1934 (‘the Exchange Act’), in each case after the completion of the required legal steps.

The Board of Directors made the decision in light of the increase in the Irish Government’s shareholding (through the National Pension Reserve Fund Commission) to 99.8% on 27 July 2011, and the savings in costs and administrative efforts that would result from the delisting and any subsequent deregistration under the Exchange Act.

AIB filed the related Form 25 with the SEC on 15 August 2011. The delisting became effective at the close of business on 25 August 2011, from which time AIB’s ADSs were no longer traded on the NYSE. On 10 October 2011,AIB terminated the ADS facility by terminating the ADS deposit agreement between AIB and the Depositary. As detailed in the notice by The Bank of New York Mellon issued in September 2011 to holders of AIB ADRs in connection with the termination of the ADR facility, The Bank of New York Mellon has indicated its intention to sell the shares underlying the ADRs on the ESM in Ireland from and after 10 April 2012. The owners of ADRs registered on the books of The Bank of New York Mellon will be entitled to the net proceeds of such sales upon surrender of their ADRs, after deducting certain fees, expenses and applicable taxes or government charges.

In due course, AIB also intends to deregister its securities and terminate its obligations under the Exchange Act by filing a Form 15F. AIB’s aim is to meet the applicable criteria for deregistration of its securities.

AIB has not arranged for listing and/or registration on another US national securities exchange or for quotation of its securities in a US quotation medium, but expects that its ordinary shares will continue to trade on the Enterprise Securities Market of the Irish Stock Exchange. Information required to be made available pursuant to Rule 12g3-2(b) under the Exchange Act is available on AIB’s website at www.aibgroup.com.

Fees

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

Persons depositing or withdrawing shares must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per ADS	• Any cash distribution to ADS registered holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders

$.02 (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Additional information

Persons depositing or withdrawing shares must pay:	For:

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

• Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

Fees incurred in Past Annual Period

From 1 January 2011 to 31 December 2011, the Company received from the depositary US$ 418,582 for NYSE listing fee.

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

Dividend Withholding Tax Unit, Collector General’s Division, Government Offices, Nenagh, Co. Tipperary, Ireland.

Telephone: +353-67-63400. Facsimile: +353-67-33822.

Email: infodwt@revenue.ie

Website: http://www.revenue.ie/en/tax/dwt/index.html

Taxation of Irish Resident Individual Shareholders:

Taxation of Dividends

(i)	Irish Income Tax and Dividend Withholding Tax Credit

Shareholders who are individuals are liable to Irish income tax at their marginal rate on the amount of the dividend before deduction of DWT, and the DWT is available either for offset against the income tax liability, or for repayment, where it exceeds the total income tax liability. Such shareholders will normally also be liable to PRSI contribution (if regarded as ‘self-employed’) and to the Universal Social Charge (from 1 January 2011 onwards), the latter of which replaced the Health Contribution and the Income Levy.

(ii)	Back-up Withholding Tax

An Irish resident holder of ADSs is subject to US withholding tax at the rate of 15% with respect to dividends paid on ADSs or the proceeds of sale of ADSs. Unless the holder has provided to the withholding agent the applicable completed Form W-8 (‘Certificate of Foreign Status’) the dividends or the proceeds of sale of the ADSs may be subject to US back-up withholding tax which will increase the total withholding tax to 28%.

Irish Capital Gains Tax

When shares are disposed of a capital gain may result if the sales proceeds less selling costs are greater than the base cost of the shares sold and allowable deductions. Capital gains tax is charged at 30% on chargeable gains arising on disposals on or after 7 December 2011 (previously 25%).

Stamp Duty

The Irish stamp duty implications of transactions in shares or ADSs are the same as for Eligible US Holders. See ‘Irish Stamp Duty’ in the ‘Taxation of Eligible US Holders’ section.

Additional information

Taxation of a gift or an inheritance

Capital acquisitions tax (“CAT”), comprising gift tax and inheritance tax, is charged in Ireland where the value of the aggregate taxable gifts and inheritances received by an individual on or after 5 December 1991 exceeds the tax free threshold applicable. The tax free threshold applicable is determined by the relationship between the parties. From 7 December 2011, amounts in excess of the threshold are taxed at 30% (previously 25%).

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

Eligible US Holders of ADSs are treated as the owners, as appropriate, of the underlying ordinary shares for US federal income tax purposes and for the purposes of the Tax Treaty.

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

For further detail in relation to claims for exemption, see above under Irish Dividend Withholding Tax (“DWT”) – General. Eligible US Holders who have DWT deducted from their dividend may, subject to certain conditions, be entitled to a refund by making an application to the Irish Revenue Commissioners at the address shown above. Where entitlement to repayment under Irish domestic law cannot be established, the provisions of the Tax Treaty may apply. The provisions of the Tax Treaty can limit the Irish tax liability of an Eligible US Holder, who is unable to claim repayment of the full DWT deducted from the dividend, to 15% of the aggregate of the cash dividend and related DWT (the ‘gross amount’). In such circumstances, the Eligible US Holder may claim repayment from the Irish Revenue Commissioners under the provisions of the Tax Treaty of the amount of DWT in excess of 15% of the gross amount of the dividend.

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

The surrender of ADSs to the Depositary in return for ordinary shares, where the surrender does not relate to a sale or contemplated sale or mortgage of such AIB ordinary shares, will generally not be chargeable to the 1% stamp duty. Where there is a surrender of the ADSs to the Depositary in return for ordinary shares which is done as a conveyance on sale or in contemplation of sale, then stamp duty is payable at the rate of 1% of the value of the shares.

(v)	Taxation of a gift or an inheritance

Capital acquisitions tax (“CAT”), comprising gift tax and inheritance tax, applies to gifts and bequests of Irish situate assets. CAT may also apply to non-Irish situate assets depending on the tax residence, ordinary residence and domicile positions of the donor and the successor or donee. As such, CAT applies to gifts and bequests of AIB ordinary shares. It is not entirely clear whether ADSs representing ordinary shares are regarded as non-Irish situate assets. As such, CAT may also apply to gifts and bequests of ADSs representing ordinary shares regardless of the residence, ordinary residence or domicile of the donor and successor or donee. For further details of CAT see ‘Taxation of Irish Shareholders – Taxation of a Gift or an Inheritance’.

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

Dividends paid by AIB with respect to ordinary shares or ADSs will be qualified dividend income for US tax purposes if AIB was not in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend was paid, a passive foreign investment company (“PFIC”). Based on our current and projected financial data, we believe AIB should not be treated as a PFIC for US federal income tax purposes with respect to tax years 2010 and 2011 and we do not anticipate that AIB would be treated as a PFIC for the 2012 year.

Dividends paid by AIB to US corporate stockholders with respect to ordinary shares and ADSs, will not qualify for the dividend received deduction otherwise generally allowed to such stockholders. The amount of the dividend to be included in income will be the US dollar value of the euro payment made, determined at the spot US dollar/euro exchange rate on the date of actual or constructive receipt by the Eligible US Holder in the case of ordinary shares, or by the Depositary in the case of ADSs, regardless of whether the payment is actually converted into US dollars. Any gain or loss recognised by an Eligible US Holder on the sale or disposal of euros as a result of currency exchange fluctuations during the period from the date the dividend payment is includable in income to the date the payment is converted into US Dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income.

Distributions in excess of current or accumulated earnings and profits would be treated as a non-taxable return of capital to the extent of the Eligible US Holder’s basis in his AIB ordinary shares or ADSs and would reduce the US Holder’s basis in his AIB ordinary shares or ADSs. Any remaining excess would be treated for US federal tax purposes as capital gains, provided the AIB ordinary shares or ADSs are capital assets in the hands of such Eligible US Holder.

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

In February 2011 ADSs were split such that each ADS representing two AIB Ordinary Shares was exchanged for one ADS representing ten AIB Ordinary Shares. A US Holder does not recognise gain or loss on the exchange. The US Holder’s total tax basis in the shares received is equal to the total tax basis in the shares exchanged.

Effective 10 October 2011 AIB terminated its ADR facility. A US Holder of ADSs can surrender their ADSs and receive underlying AIB ordinary shares up until at least 10 April 2012. The US Holder’s tax basis in the ordinary shares received will be equal to the tax basis in the ADSs surrendered. A US Holder that does not surrender their ADSs will receive proceeds in connection with the termination and will be treated as having sold their shares. The US Holder will recognise gain or loss equal to the difference between the amount realised and the US Holder’s tax basis. As discussed above such gain or loss will generally be capital gain or loss.

Additional information

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

Employees

During the year ended December 2011, AIB Group employed 14,282 staff, excluding discontinued operations, (end of month average staff in payment full-time equivalent, excluding career breaks and other unpaid long-term leaves) on a worldwide basis, mainly in the Republic of Ireland, Northern Ireland, Great Britain, USA.

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

Pay developments in 2011 reflected the financial position of the Group and the constraints on remuneration arising from AIB’s commitments under the Subscription and Placing Agreements between AIB and the National Pensions Reserve Fund Commission (“NPRFC”) and the National Treasury Management Agency (“NTMA”) and the Minister of Finance. There were no general salary increases or increments paid in 2011 and there were no bonus or share schemes operating. External competition for key skills increased during the year particularly for credit, IT and other specialist banking roles. While remuneration spend was closely managed because of the financial position of the Group and its reliance on State support, the retention of key skills was prioritised and managed within tight budgetary parameters.

The average number of employees by market segment for 2011 and by division for 2010 and 2009 (excluding employees on career breaks, long term absences or any other unpaid leaves) are described in the table below. See also note 66 Employees.

	Years ended 31 December
	2011		2010	2009
Continuing operations		Continuing operations
PBB	6,017	AIB Bank ROI	6,850	7,284
CICB(1)	1,752	Capital Markets(2)	2,177	2,424
AIB UK	2,282	AIB Bank UK	2,342	2,507
EBS	288	Central & Eastern Europe(3)	N/A	9,596
Group	3,943	Group(4)	2,886	2,870

	14,282		14,255	24,681
Discontinued operations		Discontinued operations
BZWBK(5)	2,434	BZWBK(5)	9,631	N/A

Total	16,716		23,886	24,681

(1)	AIB’s investment in Goodbodys was derecognised at 31 December 2010, therefore are not included in 2011.
(2)	In 2010, Treasury segment employees of BZWBK were no longer included in Capital Markets (2009: 109).
(3)	The Central and Eastern Europe division ceased in 2010, following the classification of BZWBK and BACB as a discontinued operation during the year.
(4)	In 2010, the Group segment, included employees in AmCredit and assignees based in BZWBK and BACB, which had previously been included within the Central and Eastern Europe division.
(5)	BZWBK includes all staff in BZWBK and its subsidiaries, excluding assignees from AIB.

Additional information

Description of property

As at 31 December 2011, AIB operated from an estate of approximately 458 branches, offices and outlets. These are held principally in the Republic of Ireland, Northern Ireland, Great Britain, Isle of Man, and Channel Islands and also include the newly acquired EBS estate. Properties are held under a combination of freehold, long leasehold and short lease tenure.

AIB is headquartered at ‘Bankcentre’ – Ballsbridge Dublin 4. This is a campus style complex of interlinked office buildings on a site of approximately 14 acres. This complex houses most of AIB’s support functions, as well as car parking, meeting and staff welfare facilities. AIB leases the Bankcentre campus under three separate lease arrangements. AIB also has offices held under lease at ‘AIB International Centre’ located in Dublin’s International Financial Services Centre (“IFSC”). AIB actioned the break option on this lease and plan to vacate this location during 2013. In addition, AIB has a number of other leasehold properties in the Dublin, Cork, Limerick and Galway regions. AIB’s Republic of Ireland estate comprises 267 branch and service outlet locations. These are held under a combination of freehold, leasehold and licence arrangements.

In Northern Ireland, AIB’s First Trust Bank has 2 head office locations at ‘First Trust Centre’ Ann Street, and at 4 Queen’s Square Belfast. In addition, First Trust Bank has a branch estate comprising 47 locations.

AIB’s UK headquarters are located at Tenterden Street, West London held under lease. In addition, AIB has a further 15 leasehold properties in and around London, with another 19 locations nationwide. The lease on AIB UK’s previous head office location, ‘Bankcentre’ Uxbridge is due to expire in 2012. AIB have made known their intention not to remain in this building, and action plans are underway to relocate staff across the UK portfolio.

EBS is headquartered at number 2 Burlington Road Dublin 4. This is a modern 80,000 sq.ft facility held under lease. EBS also leases a 7,000 sq.ft unit on Amiens Street Dublin 2 which will cease in September 2012. The branch estate comprises 87 outlets which are leased, owned or held by tied agents and franchisees.

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

Allied Irish Banks, p.l.c. is an Irish-registered company. Its ordinary shares are traded on the Enterprise Securities Market (“ESM”) of the Irish Stock Exchange.

3.	Registrar

The Company’s Registrar is:

Computershare Investor Services (Ireland) Ltd.,

Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18.

Telephone: +353-1-247 5411. Facsimile: +353-1-216 3151.

Website: www.computershare.com or www.investorcentre.com/ie/contactus

4.	Shareholding analysis

The National Pensions Reserve Fund Commission hold 512,613,393,750 ordinary shares of \ 0.01 each in the share capital of Allied Irish Banks, p.l.c..

Financial calendar

Annual General Meeting: 28 June 2012, at the Company’s Head office at Bankcentre, Ballsbridge, Dublin 4.

Interim results

Unaudited interim results for the half-year ending 30 June 2012 will be announced towards the end of July/early August and will be available on the Company’s website – www.aibgroup.com.

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

Contractual maturity	The period when a scheduled payment is due and payable in accordance with the terms of a financial instrument.

Core tier 1 capital	Called-up share capital, share premium and eligible reserves plus equity non-controlling interests, less goodwill, intangible assets and supervisory deductions as specified by the Central Bank.

Credit default swaps	An agreement between two parties whereby one party pays the other a fixed coupon over a specified term. The other party makes no payment unless a specified credit event such as a default occurs, at which time a payment is made and the swap terminates. Credit default swaps are typically used by the purchaser to provide credit protection in the event of default by a counterparty.

Credit derivatives	Financial instruments with which credit risk connected with loans, bonds or other risk-weighted assets or market risk positions is transferred to counterparties providing credit protection. The credit risk might be the exposure inherent in a financial asset such as a loan or might be generic credit risk such as the bankruptcy risk of an entity.

Credit risk	The risk that one party to a financial instrument will cause a financial loss to the other party by failing to discharge an obligation.

Credit risk spread	Credit spread can be defined as the difference in yield between a given security and a comparable benchmark government security or the difference in value of two securities with comparable maturity and yield but different credit qualities. It gives an indication of the issuer’s or borrower’s credit quality.

Criticised loans	Loans requiring additional management attention over and above that normally required for the loan type.

Glossary of terms

Customer accounts	A liability of the Group where the counterparty to the financial contract is typically a personal customer, a corporation (other than a financial institution) or the government. This caption includes various types of deposits and credit current accounts, all of which are unsecured.

Debt restructuring	This is the process whereby customers in arrears, facing cash flow or financial distress renegotiate the terms of their loan agreements in order to improve the likelihood of repayment. Restructuring may involve altering the terms of a loan agreement including a partial writedown of the balance. In certain circumstances, the loan balance may be swapped for equity in the counterparty.

Default	When a customer breaches a term and/ or condition of a loan agreement, a loan is deemed to be in default for case management purposes. Depending on the materiality of the default, if left unmanaged it can lead to loan impairment. Default is also used in Basel II context when a loan is either 91+ days past due or impaired, and may require additional capital to be set aside.

Delinquency	Failure by a customer to repay an obligation when due or as agreed. In the case of loans and credit cards, this will arise when a payment of either capital and/or interest is 1 day or more overdue. Overdrafts are deemed to be delinquent if an approved limit is exceeded for 1 day or more.

Earnings constraint	Within AIB, market risk portfolios are controlled from a risk (using VaR limits) and financial perspective. The Earnings Constraint is the Group’s primary financial limit. It is an expression of the Group’s tolerance for gross income loss in any financial period (i.e. utilisation against the Earnings Constraint Limit is based on cumulative gross income in each half year).

Economic capital	The amount of capital which the bank needs to protect against extreme losses from a material risk it is running (e.g. credit risk, market risk). It is based on internally developed calculation methodologies and estimates, as opposed to regulatory capital which uses a methodology determined by the Basel Accord and imposed by the Regulator.

Exposure at Default (“EAD”)	The EAD is the expected or actual amount of exposure to the borrower at the time of default.

First/ Second lien	Where a property or other security is taken as collateral for a loan, first lien holders are paid before all other claims on the property. Second lien holders are subordinate to the rights of first lien holders to a property security.

Forbearance	Forbearance is the term that is used when repayment terms of the mortgage contract have been renegotiated in order to make payment terms more manageable for borrowers. Forbearance techniques have the common characteristic of rescheduling principal or interest repayments, rather than reducing them. Standard forbearance techniques employed by the Group include: - interest only; a reduction in the payment amount; a temporary deferral of payment (a moratorium); extending the term of the mortgage; and capitalising arrears amounts and related interest.

Funded/ unfunded exposures

Funded: Loans, advances and debt securities where funds have been given to a debtor with an obligation to repay at some future date and on specific terms.

Unfunded: Unfunded exposures are those where funds have not yet been advanced to a debtor, but where a commitment exists to do so at a future date or event.

Home loan	A loan secured by a mortgage on the primary residence or second home of a borrower.

Glossary of terms

Impaired loans	Loans are typically reported as impaired when interest thereon is 91 days or more past due or where a provision exists in anticipation of loss, except: (i) where there is sufficient evidence that repayment in full, including all interest up to the time of repayment (including costs) will be made within a reasonable and identifiable time period, either from realisation of security, refinancing commitment or other sources; or (ii) where there is independent evidence that the balance due, including interest, is adequately secured. Upon impairment the accrual of interest income based on the original terms of the claim is discontinued but the increase of the present value of impaired claims due to the passage of time is reported as interest income.

IRBA	The Internal Ratings Based Approach (“IRBA”) allows banks, subject to regulatory approval, to use their own estimates of certain risk components to derive regulatory capital requirements for credit risk across different asset classes. The relevant risk components are: Probability of Default (“PD”); Loss Given Default (“LGD”); and Exposure at Default (“EAD”).

Leveraged lending	Leveraged lending involves lending to entities by leveraging off their equity structures having considered the cash generating capacity of the business and its capacity to repay any associated debt. Leveraging structures are typically used in management and private equity buy-outs, mergers and acquisitions. Leverage lending typically is to non investment grade borrowers and carries commensurate rates of return.

Loan workout	Loan workout is the process whereby once an advance is deemed to be criticised (i.e. ‘Watch’, ‘Vulnerable’ or ‘Impaired’), the Group monitors and reviews the advance regularly with the objective of working with the customer to resolve their financial difficulties, which may include restructuring, in order to maximise the level of recovery by the Group.

Loans past due	When a borrower fails to make a contractually due payment, a loan is deemed to be past due. ‘Past due days’ is a term used to describe the cumulative number of days that a missed payment is overdue. Past due days commence from the close of business on the day on which a payment is due but not received. In the case of overdrafts, past due days are counted once a borrower:

- has breached an advised limit

- has been advised of a limit lower than the then current amount outstanding; or

- has drawn credit without authorisation.

When a borrower is past due, the entire exposure is reported as past due, rather than the amount of any excess or arrears.

Loan to deposit ratio	This is the ratio of loans and receivables to customers as presented in the statement of financial position compared to customer accounts.

Loss Given Default (“LGD”)	The LGD is the expected or actual loss in the event of default, expressed as a percentage of ‘exposure at default’.

Monte Carlo Simulation	A mathematical modelling process or analytical technique for solving a problem by performing a large number of trial runs, called simulations, and inferring a solution from the collective results of the trial runs. It is a standard method for calculating the probability distribution of possible outcomes and has particular application in determining the ‘Value at Risk’ (“VaR”) of portfolios containing option products.

Mortgage covered securities	Mortgage covered securities (also known as covered bonds) are debt securities backed by cash flows from mortgages. They are issued for the purpose of financing loans secured on residential property.

NAMA	National Asset Management Agency

Prime loan	Loan in which both the criteria used to grant the loan (loan-to-value, debt-to-income, etc.) and to assess the borrower’s history (no past due reimbursements of loans, no bankruptcy, etc.) are sufficiently conservative to rank the loan as high quality and low-risk.

Glossary of terms

Principal components analysis	A mathematical way of identifying patterns in data. It is used to analyse interest rate shock scenarios by decomposing the interest rate term structure into its principal components.

Probability of Default (“PD”)	The PD is the likelihood that a borrower will default on an obligation to repay.

Risk weighted assets	A measure of assets (including off-balance sheet items converted into asset equivalents e.g. credit lines) which are weighted in accordance with prescribed rules and formulas as defined in the Basel Accord to reflect the risks inherent in those assets.

RMBS	Residential mortgage-backed securities (“RMBS”) are debt obligations that represent claims to the cash flows from pools of mortgage loans, most commonly on residential property.

Securitisation	The process of aggregation and repackaging of non-tradable financial instruments such as loans and receivables, or company cash flow into securities that can be issued and traded in the capital markets.

SPE	Special purpose entity (“SPE”) is a legal entity which can be a limited company or a limited partnership created to fulfil narrow or specific objectives. A company will transfer assets to the SPE for management or use by the SPE to finance a large project thereby achieving a narrow set of goals without putting the entire firm at risk.

Structured securities	This involves non standard lending arrangements through the structuring of assets or debt issues in accordance with customer and/or market requirements. The requirements may be concerned with funding, liquidity, risk transfer or other needs that cannot be met by an existing off the shelf product or instrument. To meet this requirement existing products and techniques must be engineered into a tailor made product or process.

Student loan related assets	Loans advanced to students for the students’ maintenance made under specific United States law.

Sub-prime	Extensions of credit to borrowers who, at the time of the loans’ origination, exhibit characteristics indicating a significantly higher risk of default than traditional bank lending customers.

Tier 1 capital	A measure of a bank’s financial strength defined by the Basel Accord. It captures core tier 1 capital plus other tier 1 securities in issue, but is subject to deductions relating to the excess of expected loss on the IRBA portfolios over the IFRS provision on the IRBA portfolios, securitisation positions and material holdings in financial companies.

Tier 2 capital	Broadly includes qualifying subordinated debt and other tier 2 securities in issue, eligible collective impairment provisions, unrealised available for sale equity gains and revaluation reserves. It is subject to deductions relating to the excess of expected loss on the IRBA portfolios over the accounting impairment provisions on the IRBA portfolios, securitisation positions and material holdings in financial companies.

Tracker mortgage	A tracker mortgage has a variable interest rate. The rate tracks the European Central Bank (“ECB”) rate, at an agreed margin above the ECB rate and will increase or decrease within five days of an ECB rate movement.

VaR	The Group’s core risk measurement methodology is based on an historical simulation application of the industry standard Value at Risk (“VaR”) technique. The methodology incorporates the portfolio diversification effect within each standard risk factor (interest rate, credit spread, foreign exchange, equity, as applicable). The resulting VaR figures, calculated at the close of business each day, are an estimate of the probable maximum loss in fair value over a one day holding period that would arise from a ‘worst case’ movement in market rates. This VaR metric is derived from an observation of historical prices over a period of one year and assessed at a 95% statistical confidence level (i.e. the VaR metric may be exceeded at least 5% of the time).

Vulnerable loans	Loans where repayment is in jeopardy from normal cashflow and may be dependent on other sources.

Watch loans	Loans exhibiting weakness but with the expectation that existing debt can be fully repaid from normal cashflow.

Principal addresses

Ireland & Britain	AIB Customer Treasury Services	USA
AIB International Centre,
Group Headquarters	IFSC, Dublin 1.	AIB Corporate Banking
Bankcentre, PO Box 452,	Telephone: + 353 1 874 0222	North America
Ballsbridge, Dublin 4. Telephone: + 353 1 660 0311	Facsimile: + 353 1 679 5933	1166 Avenue of the Americas, 18th floor,
Website: http://www.aibgroup.com		New York, NY 10036.
	AIB Commercial Services Ltd.	Telephone: + 1 212 339 8000
	AIB Bankcentre, Ballsbridge,	Facsimile: + 1 212 339 8006
AIB Bank - Personal & Business	Dublin 4.
Banking	Telephone: +353 1 660 0311	AIB Customer Treasury Services
Bankcentre, Ballsbridge,	Facsimile: + 353 1 668 2508	1166 Avenue of the Americas, 18th
Dublin 4.		floor,
Telephone: + 353 1 660 0311		New York, NY 10036.
Facsimile: + 353 1 660 3063	AIB Commercial Banking	Telephone: + 1 212 339 8000
	AIB Bankcentre, Ballsbridge,	Facsimile: + 1 212 339 8006
Dublin 4.
First Trust Bank	Telephone: + 353 1 6411603	Rest of World
First Trust Centre, 92 Ann Street,	Facsimile: + 353 1 7721221
Belfast BT1 3HH.		AIB Bank (CI) Limited
Telephone: + 44 28 9032 5599	AIB Investment Managers Limited	AIB House
From RoI: 048 9032 5599	AIB Investment House,	25 Esplanade, St. Helier,
	Percy Place, Dublin 4.	Jersey JE1 2AB.
First Trust Bank	Telephone: + 353 1 661 7077	Telephone: +44 1534 883000
4 Queen’s Square,	Facsimile: + 353 1 661 7038	Facsimile: +44 1534 883112
Belfast BT1 3DJ.
Telephone: + 44 28 9024 2423	AIB Corporate Finance Limited	AIB Bank (CI) Limited
Facsimile: + 44 28 9023 5480	AIB Bankcentre, Ballsbridge,	Isle of Man Branch,
	Dublin 4.	10 Finch Road,
Allied Irish Bank (GB)	Telephone: + 353 1 667 0233	Douglas, Isle of Man IM1 2PT.
4 Tenterden Street, Off Hanover Square	Facsimile: + 353 1 667 0250	Telephone: + 44 (0) 1624 639639
London W1S 1TE		Facsimile: + 44 (0) 1624 639636
Telephone: + 44 20 7647 3300	AIB Corporate Banking Britain
Facsimile: + 44 20 7629 2376	St Helen’s, 1 Undershaft,	AIB International Savings Limited
	London EC3A 8AB.	Jubilee Buildings, Victoria Street,
AIB Corporate Banking	Telephone: + 44 207 090 7130	Douglas, Isle of Man IM1 2SH.
AIB Bankcentre, Ballsbridge,	Facsimile: + 44 207 090 7101	Telephone: +44 1624 698000
Dublin 4.		Facsimile: +44 1624 698001
Telephone: + 353 1 660 0311	EBS Limited
Facsimile: + 353 1 668 2508	The EBS Building, 2 Burlington Road,
AIB Finance & Leasing	Dublin 4.
AIB Bankcentre, Ballsbridge,	Telephone: + 353 1 665 9000
Dublin 4.	Facsimile: + 353 1 874 7416
Telephone: + 353 1 660 0311
Facsimile: + 353 1 668 2508

All numbers are listed with international codes. To dial a location from within the same jurisdiction, drop the country code after the + sign and place a 0 before the area code. This does not apply to calls to First Trust from Ireland (Republic).

Index

A
Accounting policies	227
Additional information in relation to discontinued operations	404
Additional parent company information on risk	412
Administrative expenses	276
Annual General Meeting	447
Approval of accounts	422
Acquisition of EBS Limited (“EBS”)	298
Associated undertakings	324
Audit Committee	210
Auditor	206
Auditor’s fees	287
Average balance sheets and interest rates	399
Aviva Life Holdings Limited	326

B
Board Committees	210
Board & Group Executive Committee	201
Bulgarian American Credit Bank	293
Businesses of AIB Group	18

C
Capital adequacy information	47
Capital management	45
Capital reserves	350
Capital redemption reserves	351
Chairman’s statement	4
Chief Executive’s review	6
Commitments	396
Company secretary	208
Contingent liabilities and commitments	353
Contributions from the Minister for Finance and the NPRFC	351
Corporate Governance Statement	207
Corporate Social Responsibility	10
Credit ratings	130
Credit risk	72
Critical accounting policies	49
Currency information	437
Customer accounts	337

D
Debt securities in issue	337
Deferred taxation	331
Deposits by central banks and banks	336
Derivative financial instruments	304
Directors	201
Directors’ interests	383
Directors’ remuneration	380
Discontinued operations	289
Disposal groups and non-current assets held for sale	301
Disposal of businesses	286
Distributions on equity shares	296
Distributions to other equity holders	296
Dividend income	235 & 270
Dividends	403

E
Earnings per share	294
Employees	397 & 445
Exchange controls	444
Exchange rates	437

F
Fair value of financial instruments	362
Finance leases and hire purchase contracts	312
Financial and other information	398
Financial assets and financial liabilities by contractual residual maturity	376
Financial assets and financial liabilities held for sale to NAMA	300
Financial calendar	447
Financial investments available for sale	57 & 318
Financial investments held to maturity	59
Financial liabilities by undiscounted contractual maturity	378
Foreign exchange risk	179
Forward looking information	2

G
Gain on redemption of capital instruments	271
Going concern	204 & 216
Group Internal Audit	71

I
Income statement	254
Income tax (income)/expense	288
Independent auditor’s report	424
Intangible assets and goodwill	327
Interest income	270
Interest expense	270
Interest rate risk (non-trading)	178
Interest rate sensitivity	369
Internal controls	216
Investments in Group undertakings	407
Irish Government	357

L
Liquidity risk	173
Loans and receivables to banks	310
Loans and receivables to customers	311
Loss on transfer of financial instruments to NAMA	275

M
Management report	27
Market risk	174
Memorandum and articles of association	430
M&T Bank Corporation	292

N
NAMA senior bonds	317
NAMA subordinated bond	318
Net fee and commission income	270
Net trading loss	271
Nomination and Corporate Governance Committee	212
Non-adjusting events after the reporting period	403
Non-controlling interests in subsidiaries	293 & 352
Notes to the accounts	264

O
Offer and listing details	438
Operational risk	179
Other equity interests	350
Other liabilities	337
Other operating income	276
Own shares	349

453

Index (continued)

P
Pension risk	181
Principal addresses	452
Profit on disposal of property	286
Property, plant & equipment	329
Prospective accounting changes	251
Provision for impairment of financial investments available for sale	286
Provisions for impairment of loans and receivables	313
Provisions for liabilities and commitments	338

R
Regulatory Compliance	397
Regulatory Compliance risk	180
Related party transactions	385
Remuneration Committee	213
Report of the Directors	204
Reporting currency	437
Retirement benefits	280
Risk appetite	69
Risk governance and risk management organisation	69
Risk identification and assessment process	71
Risk management	61

S
Schedule to Report of the Directors	427
Segmental information	265
Share-based compensation schemes	277
Share capital	343
Statement of cash flows	258 & 375
Statement of comprehensive income	255
Statements of changes in equity	260 & 262
Statement of Directors’ Responsibilities	423
Statements of financial position	256 & 257
Subordinated liabilities and other capital instruments	339
Supervision and regulation	218

T
Taxation	441
Trading portfolio financial assets	303
Transfer of business from Anglo Irish Bank Corporation	297

W
Website	447

20F Cross reference index

2011 Form 20-F item number
1	Identity of Directors, Senior Management and Advisors

	Not applicable

2	Offer statistics and expected timetable

	Not applicable

3	Key information

	Financial highlights	3
	Risk factors	62

4	Information on the company

	History and development of the company	15
	Businesses of AIB	18
	Organisational structure	20
	Description of property	446

5	Operating and Financial Review & Prospects

	Critical accounting policies & estimates	49
	Management report	27
	Capital management	45
	Off-balance sheet arrangements	356
	Deposits and short term borrowings	53
	Financial investments available for sale	57
	Contractual obligations	60

6	Directors’ Senior Management & Employees

	The Board and Executive Committee	201
	Report on Directors’ remuneration and interests	380
	Directors’ report	204
	Corporate Governance Statement	207
	Employees	445

7	Major Stockholders and Related Party Transactions

	Major stockholders	205
	Related party transactions	385

8	Financial information

	Legal proceedings	355
	Prospective accounting changes	251

9	The Offer and listing

	Offer and listing details	438

10	Additional information

	Memorandum and Articles of Association	430
	Exchange controls	444
	Taxation	441

11	Quantitative & Qualitative Disclosures about Risk

	Risk management - Factors	62
	Risk management - Framework	69
	Risk management - Individual risk types	72
	Risk management - Principal risks and uncertainties	62
	Supervision & Regulation	218

12	Description of Securities other than

	Equity Securities
	Not applicable

13	Defaults, dividend Arrearages & Delinquencies

	Not applicable

14	Material Modifications to the Rights of

	Security Holders & Use of Proceeds
	Not applicable

15	Controls & Procedures

	Evaluation of disclosure controls & procedures	217
	Managements’ report on internal control over financial reporting	216

16A	Audit Committee Financial Expert	210

16B	Code of Ethics	217

16C	Principal Accountant Fees & Services	287

17	Financial Statements

	Not applicable

18	Financial Statements & Exhibits

	Financial Statements	227

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1	Memorandum & Articles of Association

4.1	CIFS Scheme Guarantee Acceptance Deed – Allied Irish Banks, p.l.c. (incorporated by reference to Exhibit 4.1 to Allied Irish Banks, p.l.c.’s Annual Report on Form 20-F/A for the fiscal year ended December 31, 2009, filed with the SEC on September 27, 2010; file number 001-10284)

4.2	CIFS Scheme Guarantee Acceptance Deed – AIB Bank (CI) Ltd (incorporated by reference to Exhibit 4.2 to Allied Irish Banks, p.l.c.’s Annual Report on Form 20-F/A for the fiscal year ended December 31, 2009, filed with the SEC on September 27, 2010; file number 001-10284)

4.3	CIFS Scheme Guarantee Acceptance Deed – AIB Group (UK) plc CIFS Scheme Guarantee Acceptance Deed – AIB Bank (CI) Ltd (incorporated by reference to Exhibit 4.3 to Allied Irish Banks, p.l.c.’s Annual Report on Form 20-F/A for the fiscal year ended December 31, 2009, filed with the SEC on September 27, 2010; file number 001-10284)

4.4	CIFS Scheme Guarantee Acceptance Deed – Allied Irish Banks North America Inc (incorporated by reference to Exhibit 4.4 to Allied Irish Banks, p.l.c.’s Annual Report on Form 20-F/A for the fiscal year ended December 31, 2009, filed with the SEC on September 27, 2010; file number 001-10284)

4.5	CIFS Scheme Guarantee Acceptance Deed – AIB Mortgage Bank (incorporated by reference to Exhibit 4.5 to Allied Irish Banks, p.l.c.’s Annual Report on Form 20-F/A for the fiscal year ended December 31, 2009, filed with the SEC on September 27, 2010; file number 001-10284)

4.6	ELG Scheme Guarantee Scheme Agreement – Allied Irish Banks, p.l.c. (incorporated by reference to Exhibit 4.6 to Allied Irish Banks, p.l.c.’s Annual Report on Form 20- F/A for the fiscal year ended December 31, 2009, filed with the SEC on September 27, 2010; file number 001-10284)

4.7	ELG Scheme Guarantee Scheme Agreement – AIB Bank (CI) Ltd (incorporated by reference to Exhibit 4.7 to Allied Irish Banks, p.l.c.’s Annual Report on Form 20-F/A for the fiscal year ended December 31, 2009, filed with the SEC on September 27, 2010; file number 001-10284)

4.8	ELG Scheme Guarantee Scheme Agreement – AIB Group (UK) plc (incorporated by reference to Exhibit 4.8 to Allied Irish Banks, p.l.c.’s Annual Report on Form 20-F/A for the fiscal year ended December 31, 2009, filed with the SEC on September 27, 2010; file number 001-10284)

4.9	ELG Scheme Guarantee Scheme Agreement – Allied Irish Banks North America Inc (incorporated by reference to Exhibit 4.9 to Allied Irish Banks, p.l.c.’s Annual Report on Form 20-F/A for the fiscal year ended December 31, 2009, filed with the SEC on September 27, 2010; file number 001-10284)

4.11	NPRFC Subscription Agreement (incorporated by reference to Exhibit 4.11 to Allied Irish Banks, p.l.c.’s Annual Report on form 20-F for the fiscal year ended December 31, 2010, filed with the SEC on May 18, 2011; file number 001-10284)

4.12	Share Purchase Agreement dated 10 September 2010 among Allied Irish Banks, p.l.c., AIB European Investments Limited, AIB Capital Markets, p.l.c. and Banco Santander S.A. (incorporated by reference to Exhibit 4.12 to Allied Irish Banks, p.l.c.’s Annual Report on Form 20-F/A for the fiscal year ended December 31, 2009, filed with the SEC on September 27, 2010; file number 001-10284)

4.13	The Placing Agreement (incorporated by reference to Exhibit 4.13 to Allied Irish Banks, p.l.c.’s Annual Report on form 20-F for the fiscal year ended December 31, 2010, filed with the SEC on May 18, 2011; file number 001-10284)

8.1	Subsidiaries List

12.1	Certification of Chief Executive Officer pursuant to Section 302 to the Sarbanes-Oxley Act of 2002

12.2	Certification of Acting Chief Financial Officer pursuant to Section 302 to the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 to the Sarbanes-Oxley Act of 2002

13.2	Certification of Acting Chief Financial Officer pursuant to Section 906 to the Sarbanes-Oxley Act of 2002

15.1	Special resolutions passed at the EGM 26 July 2011

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant, Allied Irish Banks, p.l.c., certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 24 April 2012.

ALLIED IRISH BANKS, p.l.c.
(Registrant)

By:	PAUL STANLEY
Name:	Paul Stanley
Title:	Acting Chief Financial Officer