Form 20-F/A
period 2011-12-31
ALLIED IRISH BANKS PLC
filed 2013-02-27
CIK 850364

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

Allied Irish Banks, p.l.c. is filing this amendment on Form 20-F/A to its Annual Report on Form 20-F for the fiscal year ended December 31, 2011, which was originally filed with the Securities and Exchange Commission on April 24, 2012, to file certain additional Exhibits required by Item 19.

This Form 20-F/A consists of a cover page, this explanatory note, the Exhibit Index, the signature page and the Exhibits. Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other Item of the Form 20-F or reflect any events that have occurred after the Form 20-F was filed.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1	Memorandum & Articles of Association (incorporated by reference to Exhibit 1.1 of Allied Irish Banks’ Form 20-F for the year ended December 31, 2011, filed April 24, 2012).

4.14	Acquisition Agreement dated 26 May 2011 among Allied Irish Banks p.l.c., the Minister for Finance of Ireland and the National Treasury Management Agency and EBS Building Society

4.15	Note Purchase Agreement dated 26 July 2011 among Allied Irish Banks p.l.c. and the Minister for Finance of Ireland

8.1	Subsidiaries List (incorporated by reference to Exhibit 8.1 of Allied Irish Banks’ Form 20-F for the year ended December 31, 2011, filed April 24, 2012).

12.1	Certification of Chief Executive Officer pursuant to Section 302 to the Sarbanes-Oxley Act of 2002

12.2	Certification of Acting Chief Financial Officer pursuant to Section 302 to the Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment to its annual report on its behalf.

Date: 27 February 2013

Signature:	/s/ Paul Stanley
Name:	Paul Stanley
Title:	Acting Chief Financial Officer