Form 20-F
period 2012-12-31
ALLIED IRISH BANKS PLC
filed 2013-04-23
CIK 850364

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2012

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

Ordinary shares of EUR 0.01 each	517,117,096,249

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

Large accelerated filer  ☐              Accelerated filer  ☒              Non-accelerated filer  ☐

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

This document contains certain forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, with respect to the financial condition, results of operations and business of the Group and certain of the plans and objectives of the Group. In particular, among other statements in this Annual Financial Report, with regard to management objectives, trends in results of operations, margins, risk management, competition and the impact of changes in International Financial Reporting Standards are forward-looking in nature. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘may’, ‘could’, ‘will’, ‘seek’, ‘continue’, ‘should’, ‘assume’, or other words of similar meaning. Examples of forward-looking statements include among others, statements regarding the Group’s future financial position, income growth, loan losses, business strategy, projected costs, capital ratios, estimates of capital expenditures, and plans and objectives for future operations. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking information. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These are set out in ‘Risk factors’ on pages 58 to 64. These factors include, but are not limited to the Group’s access to funding and liquidity which is adversely affected by the financial instability within the Eurozone, contagion risks disrupting the financial markets, and the potential for one or more countries exiting the euro, constraints on liquidity and market reaction to factors affecting Ireland and the Irish economy, the Group’s markets, particularly for retail deposits, at risk from more intense competition, the Group’s business being adversely affected by a further deterioration in economic and market conditions, general economic conditions being very challenging for our mortgage and other lending customers and increase the risk of payment default, including the risks associated with large scale forbearance strategies, the depressed Irish property prices may give rise to increased losses experienced by the Group, the Group faces market risks, including non-trading interest rate risk, the Group is subject to rigorous and demanding Government supervision and oversight, the Group may be subject to the risk of having insufficient capital to meet increased regulatory requirements, the Group’s business activities must comply with increasing levels of regulation, the Group’s participation in the NAMA Programme gives rise to certain residual financial risks, the Group may be adversely affected by further austerity and budget measures introduced by the Irish Government, the value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time, or may ultimately not turn out to be accurate, the Group’s deferred tax assets depend substantially on the generation of future profits over an extended number of years, adverse changes to tax legislation, regulatory requirements or accounting standards could impact capital ratios, the Group is subject to inherent credit risks in respect of customers, the Group faces heightened operational and reputational risks, the restructuring of the Group entails risk, the Group’s risk management strategies and techniques may be unsuccessful, risk of litigation arising from the Group’s activities. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made. AIB cautions that the foregoing list of important factors is not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and events when making an investment decision based on any forward-looking statement. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Annual Financial Report may not occur. The Group does not undertake to release publicly any revision to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof.

Financial highlights

	2012 € m		2011 € m
Results
Total operating income	621		4,340
Operating loss	(3,845)		(5,108)
Loss before taxation from continuing operations before exceptional items(1)	(2,829)		(8,060)
Loss before taxation from continuing operations (including exceptional items)	(3,830)		(5,108)
Profit after taxation from discontinued operations	–		1,628
Loss attributable to owners of the parent	(3,647)		(2,312)

Per ordinary share
Loss – basic from continuing operations	(0.7	c)	(1.6	c)
Loss – diluted from continuing operations	(0.7	c)	(1.6	c)
Earnings – basic from discontinued operations	–		0.7	c
Earnings - diluted from discontinued operations	–		0.7	c
Dividend	–		–
Dividend payout	–		–
Net assets	€ 0.02		€ 0.05

Performance measures
Return on average total assets	(2.76%)		(1.66%)
Return on average ordinary shareholders’ equity	(37.0%)		(48.8%)

Statement of financial position
Total assets	122,516		136,651
Ordinary shareholders’ equity	7,741		10,963
Shareholders’ equity	11,241		14,463
Loans and receivables to customers including held for sale	73,325		83,724
Customer accounts	63,610		60,674

Capital ratios
Core tier 1 capital	15.1%		17.9%
Total capital	17.6%		20.5%

(1)Exceptional items are detailed on page 21 of the Management report.

Chairman’s statement

The re-establishment of AIB as a stable, soundly functioning bank progressed throughout 2012. Rebuilding its foundations as an institution capable of serving our customers and the Irish economy to the highest standard involved significant adjustment, resolve and sound management.

But, unprecedented times require unprecedented change and in the past number of years, and specifically in 2012, AIB has undergone major restructuring, established a new leadership team, implemented a new customer-focused strategy and begun a deep cost-cutting programme. This was achieved while assisting customers in financial difficulty and exceeding targets for SME and mortgage lending.

Against a challenging global economic backdrop, in 2012 AIB showed encouraging signs of returning to normalised banking operation. We increased our market share in key product areas, progressed non-core deleveraging and returned to the bond markets. We saw a major reduction in our operating loss, on a pre-exceptional basis, and a 70% reduction in bad debt provisions year on year.

Culturally, the customer and the community lies at the core of AIB’s business and the entire focus of the bank’s strategy is to regain stability and return to sustainable profitability within a reasonable timeframe – while looking after our c. 2 million customers. We again acknowledge the very significant contribution that the Irish taxpayer has made to this bank and recognise the need to return capital to the State.

The capacity to deal with customers in financial difficulty was expanded in 2012. Approximately two thousand staff have been trained specifically to engage with, and assist, customers dealing with financial stress. The Financial Solutions Group was set up, in part to manage customers in difficulty across the bank. In October, the Mortgages Arrears Resolution (“MARS”) programme completed the development of tailored forbearance options. The bank’s Arrears Support Unit launched the first phase of its outreach programme, work that will continue to gain momentum throughout 2013. In addition, the bank is closely engaged with our SME customers in difficulty in seeking to return them to viability where possible.

The process of rebuilding a more effective commercial capability has also progressed well, as the separation of those responsible for dealing with customers in financial difficulty now allows front line staff to focus more on other clients and their needs.

With c.800,000 AIB customers now using on-line banking, the bank is accelerating investment in our digital banking capability allowing a higher level of self-service and automation of transactions.

This continuing investment in operational efficiency has allowed the implementation of a voluntary severance programme which is seeing a material reduction in the workforce, and from 2013 onwards, a consequent reduction in operating costs will be evident.

Throughout AIB the need to engage with and regain the trust of our customers is well understood. This can only be achieved and demonstrated by actions rather than words, and this is a primary objective at all levels throughout the organisation.

The support that we have received from our customers and stakeholders through these challenging times continues to be deeply appreciated. We have growing confidence in Ireland’s economic progress and we look forward to playing our part in it.

Leadership

Following the appointment of David Duffy as CEO in December 2011, comprehensive changes have been made to the Bank’s Leadership Team, the composition of which has largely been refreshed with six appointments during 2012. The new appointments to this team were completed following rigorous selection processes and the Bank has been successful in attracting high quality individuals to the organisation with international finance experience.

The Leadership Team is supported by the Leadership Council, created in 2012, which comprises of senior management from across the bank. This Leadership Council works with the Leadership Team to further embed the bank’s revised strategy and cultural change across the organisation. The creation of the Leadership Council is part of an overall talent identification and succession planning process across the senior levels of the bank which serves to strengthen and develop talent across the organisation. I believe this strong and diverse management team, ably led by David Duffy, is well placed to ensure the delivery of AIB’s strategic priorities over the coming years.

Board Changes

Declan Collier retired from the Board in 2012 due to other business commitments. I wish to thank Declan for his commitment and support to AIB during his 3 years as an AIB Board member.

Peter Hagan and Tom Foley joined the Board during the year as Non-Executive Directors and bring with them numerous years of experience in the banking industry. I welcome both Peter and Tom to the Board.

A short biography and background of all our Directors is set out on pages 168 to 170.

Summary

We have made progress in 2012 as we seek to return AIB to a customer centric, sustainable business model but there is a lot more to do.

I am satisfied that AIB is moving in the right direction as we implement our strategic priorities and I want to sincerely thank our supportive and loyal staff who will continue to play a critical role in the target of returning AIB to sustainable profitability

4

during 2014.

To our customers and the Irish public, I also say thank you for your immense support.

I also want to acknowledge the assistance that the Department of Finance and the Central Bank of Ireland continued to give AIB throughout 2012. I am confident that together we can meet the considerable challenges that lie ahead and find workable solutions.

David Hodgkinson

Chairman

26 March 2013

Chief Executive’s review

AIB has now largely completed the restructuring phase of its strategic plan as the bank targets a return to sustainable profitability and growth during 2014. While 2012 was another very challenging year for the Group, a number of important steps were taken to position the bank for recovery over the longer term. We continued to make progress on restructuring our balance sheet, undertook a number of strategic initiatives which will reduce the bank’s cost base over time, improved funding costs and took steps to increase margins on income earning assets. Progress was also made in reorienting the organisation to be better aligned with the needs of our customers.

A key strategic objective of the bank is to improve operating performance through significant cost reductions by 2014. We have made progress in 2012 in delivering this objective as a result of the commencement of the Voluntary Severance Programme and other measures including pay and benefit reductions. We will see the positive impact of our cost initiatives in the operating performance of the bank going forward. Management actions on the repricing of assets and liabilities throughout 2012 have seen a stabilisation in the bank’s net interest margin with positive quarter on quarter growth in the fourth quarter of 2012. This, coupled with the Minister for Finance’s recent announcement that the Eligible Liabilities Guarantee (“ELG”) is to end for new liabilities at the end of March 2013, are important milestones in the bank’s recovery.

Customers

A focus on customer service is central to our revised strategy and during 2012 we took further steps to enhance our distribution capability through increased online services, mobile banks and self-service lobbies. Through our expanded agreement with An Post, we are providing additional banking services to our customers in locations where branches have recently closed. We have continued to invest in technology across our distribution network in order to enhance customer service and increase efficiency over time. Our overall distribution network will continue to be reviewed in future periods to ensure the appropriate balance between customer and commercial requirements with investment in technology being a key component of our differentiated customer proposition.

AIB will continue to ensure, as part of its overall strategic goals, that it supports economic recovery in Ireland through its lending to personal, business and corporate customers.

Supporting SMEs

AIB exceeded the Irish Government’s € 3.5 billion SME lending target by € 1.3 billion in 2012 by approving credit to almost 32,000 customers, including new, refinanced and restructured facilities. The bank continued to promote the availability of credit finance for SMEs throughout 2012 through initiatives launched under the ‘Big Drive for Small Business’ campaign, including funds participation and advertising campaigns highlighting our “open for business” agenda. We supported customers at a local level through the provision of seminars attended by over 4,000 SME customers and a 90-day coaching programme for c.3,000 micro-enterprises.

The bank also participated in a number of Government supported initiatives including the Micro Finance Ireland Fund and the Temporary Partial Loan Guarantee Scheme as well as participation in other joint funds with Enterprise Ireland. In November 2012, AIB entered into a Risk Sharing Initiative (“RSI”) with the European Investment Fund to provide financing for innovative companies in emerging markets.

We revised our lending standards in an effort to reduce complexity and launched an initiative aimed at allowing SME loans for existing customers of up to € 25,000 to be approved within 48 hours at branch level. We will continue to engage with our SME customers and enhance our products and service offerings in 2013 with a view to achieving our Government SME lending target of € 4 billion.

Supporting mortgage customers

AIB remains committed to the mortgage market in Ireland and surpassed its 2012 lending target of € 1 billion by approving € 1.5 billion in mortgages. In volume terms, we approved c.60% more mortgages in 2012 versus 2011, and management estimates that AIB’s share of the mortgage market in Ireland was c.46% in 2012. We approved c. 70% of mortgage applications received from customers in 2012 and AIB (including EBS) has set a target of € 2 billion in mortgage approvals in 2013.

Customers in financial difficulty

The Financial Solutions Group was created in the latter part of 2012 as part of the overall restructuring of the bank to ensure that all customers in financial difficulty are managed within one dedicated unit.

The Mortgage Arrears Resolution Strategy (“MARS”) Programme completed the development of tailored forbearance options for Irish customers in arrears in October and these are now being offered in the Arrears Support Unit (“ASU”) and will continue to be refined throughout 2013. The first phase of our ‘Outreach Programme’ was launched to encourage pro-active and early customer engagement. Our strategy is to keep people in their homes, wherever possible, where mortgage payments are being prioritised and customers are co-operating with the bank.

Over 80% of our mortgage cases in the ASU are engaged with the bank and AIB intends to meet/exceed the recently announced Central Bank of Ireland 2013 sustainable mortgage solution targets as part of its ongoing efforts to deal effectively and quickly with these customers.

6

The restructure of our Irish SME customers in financial difficulty is also underway with a stabilisation, sustain and resolve approach being applied. Our priority is to support viable businesses and to protect jobs where possible. We have defined a ‘One Customer Debt Management Strategy’ which is designed to resolve debt obligations across multiple asset categories including medium to long term solutions. A significant majority of customers are actively engaged with the bank. The implementation of treatment strategies for both our mortgage and SME customers remains a critical strategic imperative for the bank in 2013. How AIB treats its customers throughout this difficult period will have a defining impact on AIB’s successful recovery over time and as an organisation we must strive to deliver best in class customer service in every engagement with our customers.

Relationship with the Irish Government

Without the support provided by the Irish Government over the last number of years AIB would not exist today. As an organisation we are focused on ensuring the bank targets a return to sustainable profitability during 2014, so that the Irish Government can recover its investment in AIB over time.

Staff

As a result of the Voluntary Severance Programme launched in May 2012, a large number of staff left the bank throughout 2012 and further departures are expected in 2013. I wish to offer my thanks and appreciation to those people for their contribution to AIB over the years. Secondly, I wish to thank my colleagues who remain in the organisation for their loyalty and flexibility through this long period of restructuring and change and for their continued focus on and commitment to our customers’ requirements. Our success in meeting our goal of returning to sustainable profitability is dependent in part on the hard work and commitment of our staff.

Economic commentary

Growth in the Irish economy in 2012 was driven by continued strength in the export sector, while the domestic economy continued to contract due to lower consumer and government spending. Credit demand and growth remained weak, however, we have seen some signs of stabilisation in the housing market with an improvement in the level of housing transactions, albeit off a low base.

Fiscal adjustments, although negatively affecting affordability, have stabilised budget deficits and improved market sentiment towards Ireland. As a result, both the Sovereign and AIB were able to successfully enter the international funding markets in 2012.

We believe that domestic demand will remain constrained in 2013, however, there are signs that economic activity is continuing to stabilise. AIB has grown its market share in key product segments throughout 2012 and is positioning its business to fully support economic recovery.

Financial performance

AIB’s underlying loss before tax, excluding exceptionals, reduced from € 8.1 billion in 2011 to € 2.8 billion in 2012. This reduction was predominantly driven by a 70% reduction in provisions from € 8.2 billion in 2011 to € 2.5 billion in 2012. The reported operating loss before provisions of € 315 million in 2012 compares to an operating profit of € 101 million in 2011. The reduction in operating profit is due predominantly to lower levels of income, down by € 364 million, or 20% due to lower loan balances, lower customer transactions and higher funding costs.

Underlying 2012 operating expenses, excluding the full year impact of the acquired EBS business, were broadly flat year on year. The material benefit from cost initiatives taken in 2012 and ongoing management actions are expected to reduce overall costs in 2013 and beyond. These costs will be further reduced by the elimination of the ELG cost which amounted to € 388 million in 2012.

Capital

The Group’s core tier 1 capital ratio remains robust at 15.1% at December 2012 compared to 17.9% at the end of 2011. Risk Weighted Asset reduction of € 12.9 billion from € 84.3 billion to € 71.4 billion reflects the overall significant deleveraging achieved in 2012. Our total capital ratio at the end of 2012 was 17.6% compared to 20.5% at the end of 2011. We continue to assess the impact of Basel III on the Group’s capital ratios and are actively evaluating and developing a number of mitigating actions to protect regulatory capital. Our pro forma Basel III fully loaded Common Equity Tier 1 ratio was 9.7% at 31 December 2012 (including the 2009 Government preference shares).

Funding & liquidity

The strong momentum achieved in customer deposit growth in the second half of 2011 continued into 2012 with deposit growth of € 2.9 billion during 2012. Total customer deposit balances were € 64 billion at the end of 2012, an increase of 5% on 2011, with growth evident across all our continuing franchises. This deposit growth includes the impact of the closures of offshore businesses. These deposits represent the largest funding source for the bank at 55% of total funding. The bank’s net loan funding gap decreased to € 9.8 billion at the end of 2012 compared to € 21.9 billion at the end of 2011 due to progress in deleveraging. Reliance on monetary authorities decreased by € 9 billion, or 29%, during 2012 to € 22 billion.

AIB re-entered the public funding markets in 2012 with the completion of a sterling equivalent of € 395 million UK RMBS issuance, and a € 500 million 3 year Asset Covered Security issuance, the first of its type for the bank since June 2007. Both issuances were well supported by the market and reflected improved sentiment from external investors in AIB in 2012.

Chief Executive’s review

We issued a further 3.5 year € 500 million Asset Covered Security in January 2013 and plan to continue to access funding markets in a measured and balanced manner in 2013, subject to market conditions.

The Group’s loan to deposit ratio was 115% at the end of 2012, down from 138% at December 2012.

Loans and Asset Quality

AIB’s gross loan book reduced by € 9 billion to € 90 billion in 2012, reflecting non-core deleveraging, amortisation and continued muted loan demand. The ongoing difficult economic environment, particularly in Ireland, continued to impact credit quality.

Mortgages remain the largest portfolio at 47% of total loans. Arrears on the Irish mortgage portfolio increased in 2012 although the pace of increase in arrears slowed when compared with 2011.

The € 15.3 billion total SME/Commercial portfolio, of which close to 67% is Irish exposure, remained challenged during 2012. Our priority is to support viable business and protect jobs and a significant amount of refinancing and restructuring of existing facilities occurred to sustain these businesses during the year.

There have been recent indications that although asset prices in the Irish commercial property sector continue to fall, prime yields have stabilised. Of the total € 22 billion Property and Construction portfolio, c. 62% was impaired at December 2012, with 56% provision cover on these impaired loans.

AIB held specific balance sheet provisions of € 15.2 billion at end 2012 against impaired loans of € 29.4 billion, providing cover of 52% with a further € 1.3 billion set aside for losses which we believe are incurred but not yet reported within our loan book, with balance sheet provisions to total loans at 18% at December 2012.

Deleveraging

Significant progress has been made in deleveraging non-core assets with € 18.2 billion, including contracted sales, in total achieved since December 2010. As of 31 December 2012, we had achieved 89% of the PLAR non-core deleveraging target of € 20.5 billion by December 2013 as set by the Central Bank of Ireland, including these contracted sales. The overall cumulative discounts on non-core deleveraging are within assumptions contained in the Central Bank of Ireland’s March 2011 Financial Measures Programme. This has been achieved through disciplined disposal execution despite challenging market conditions and the bank is well placed for achievement of 100% of the total non-core deleveraging plan in 2013.

Closing comments

Our strategic plan to achieve a return to sustainable profitability during 2014, remains on target. While 2012 was another difficult year for the bank, we have taken a number of important steps to position ourselves for recovery. During 2013, the bank will continue to focus on improving our overall operating performance including net interest margin expansion; delivery of our cost initiatives; implementing work out strategies for our customers in financial difficulties; focus on balance sheet and capital optimisation strategies and delivery of improved customer service. We will also initiate a broad sectoral research programme supported by a customer contact initiative to support existing SMEs and future growth sector.

I would like to thank our customers, staff and the Irish State for their continued support in this process.

David Duffy

Chief Executive Officer

26 March 2013

Corporate Social Responsibility

The customer and the community have always been at the very heart of AIB’s operations. In spite of the financial turbulence of recent years, the bank continues to support organisations and activities at cultural, sporting, farming and business level. It is of the utmost importance to AIB that it maintains this focus on its Corporate Social Responsibility (“CSR”) activities while adjusting to the rapidly changing market environment.

Marketplace

Small and Medium Enterprises (“SMEs”)

AIB’s focus for Ireland’s SME community during 2012 was twofold: supporting business recovery by working with customers in difficulty and supporting growth in jobs by increasing the supply of credit to business. These two key business objectives were underpinned in 2012 by a highly visible campaign - ‘The Big Drive for Small Business’.

Credit to support SME growth remained a key business priority throughout 2012 with the launch of a number of new funds and initiatives to encourage new investment in both traditional and emerging sectors. Some of the highlights included the re-launch of the AIB Start Up Package, the Job Creation Loan Fund and the establishment of an Emerging Sectors team to work exclusively with export-oriented businesses in the technology sector.

AIB has also collaborated with the Government on a number of initiatives including; the development of a Micro Finance customer offering and support for the Government sponsored Temporary Partial Loan Guarantee Scheme that provides guarantees to viable businesses having problems obtaining credit.

AIB also supported a number of national SME & Agricultural events in 2012 including the national Small Firms Association Awards, the National Ploughing Championships, the Business and Finance Awards and the annual Dublin Chamber and Small Firms Association business lunches. Support was also given to the Tullamore Show and AIB National Livestock Show where 12 AIB Agri Food customers availed of the opportunity to showcase their products as part of AIB’s exhibition stand.

In Northern Ireland, First Trust Bank continued its support of the Business Finance Taskforce – a group of major banks, co-ordinated by the British Bankers Association, working to help the economy return to sustainable growth. An ongoing practical element of this initiative is the bank’s partnership with the Northern Ireland Chamber of Commerce’s SME Mentoring Scheme; where the bank has provided four experienced business banking mentors to help and guide SMEs who wish to access start-up finance, or develop and grow their exports.

Mortgages

AIB continued to actively support mortgage customers who found themselves in financial difficulty during 2012. In line with AIB’s Mortgage Arrears Resolution Strategy, a broader range of forbearance solutions have been developed to provide further support to customers with longer term difficulties, where appropriate. These are in addition to the short-term forbearance solutions already in place for customers since 2011. AIB intends to meet/exceed the recently announced Central Bank of Ireland 2013 sustainable mortgage solution targets as part of its ongoing efforts to deal effectively and quickly with these customers.

2012 also saw the establishment of a new Mortgage Support Team in First Trust Bank in order to provide mortgage customers experiencing repayment difficulties with a centralised point of contact. EBS also continued to help customers manage their mortgages and support customers in financial difficulty.

Full disclosures in relation to mortgage arrears are contained within the credit risk section of the 2012 Annual Financial Report.

People

AIB employees experienced another year of significant change in 2012 engaging fully in the strategy to return AIB to profitability. Largely driven by the imperative to cut the bank’s cost base, the bank launched a Voluntary Severance Programme in May 2012 that will facilitate a reduction of at least 2,500 in overall staff numbers by March 2014.

Following a review of AIB’s retail operations, carried out as part of the Group’s overall transformation programme, AIB announced the closure of a total of 67 branches across the Republic of Ireland , to be completed by June 2013. A further 12 branches in Northern Ireland and Great Britain are part of the closure programme. In 2012, the bank also announced that its operations in Jersey and the Isle of Man would be wound down and cease operating by the end of 2013. AIB continues to engage with its employee representatives, in particular, the Irish Bank Officials Association (“IBOA”) on a range of issues. Discussions during the year principally focussed on the Severance Programmes and the ongoing Transformation Programme.

Employee information AIB Group
Total staff(1):	13,429
Average age of employees (years):	39
Average Length of Service (years):	13
Voluntary Attrition(2):	5.7%
Total Voluntary Attrition(3):	17.9%
Permanent/Temporary staff mix:	84% Permanent,
16% Temporary
Full-time/ Part-time mix:	91% Full-time
9% Part-time
Gender mix:	41% Male
59% Female
(1)Reflects the Full Time Equivalent (“FTE”) of Staff in Payment (after attrition in the month of December) and includes staff on paid leave arrangements as at 31 December 2012.
(2)Excludes retirements and voluntary severance programme leavers.
(3)Includes retirement and voluntary severance programme leavers.

Corporate Social Responsibility

Community

AIB announced the renewal of its AIB GAA Club Championships Sponsorship for a further 5 years with the 2012/2013 season marking the 21st anniversary of this sponsorship. The bank continued its support of the arts and sponsored the Irish Photojournalism Awards for the tenth year. These annual awards, run in conjunction with the Press Photographers Association of Ireland recognise, reward and showcase excellence in press photography. The AIB Photojournalism Exhibition travelled to 24 AIB branches around the country giving access to the exhibition to a wide audience.

Supporting a range of causes across the country, AIB’s corporate hospitality boxes in Croke Park and the Aviva Stadium were offered to registered charities in Ireland for their use during the 2011/2012 GAA and rugby seasons. More than 100 charities from around the country availed of the opportunity to attend the fixtures in 2012, including the Jack & Jill Foundation, Temple Street Children’s Hospital, the Hospice Foundation, St. Vincent de Paul and Share a Dream.

During 2012, AIB also donated 39 key artworks from the AIB Art Collection to the State which are now displayed at the Crawford Art Gallery in Cork. In addition to this donation, up to a further one thousand pieces are to be made available to the State, for loan to museums and art galleries throughout Ireland. Allied Irish Bank (GB) has supported the London Irish Rugby Football Club Academy for over ten years in its community programme. The programme promotes education, social inclusion, teamwork and active lifestyles through the creation of rugby related programmes. In 2012 it delivered approximately 1,000 hours of coaching across 100 schools and provided 750 hours of coaching to amateur clubs.

First Trust Bank in Northern Ireland had a highlight to their ongoing support of the Young Enterprise Award Scheme, when the team coached by the Lisburn branch won the NI Young Enterprise Company of the Year Award, going on to represent the province at a UK level.

EBS was also very active in the community and supported a number of initiatives during 2012. Key amongst these were the EBS Community Fund, which continues to make a community fund available for community groups, clubs and projects that are active in their local communities. 2012 also marked the twentieth year of EBS involvement in the EBS INTO Handwriting competition. All national schools throughout Ireland were invited to enter the competition which saw over 100,000 entries received.

Environment

AIB remains committed to sustainability, striving to reduce carbon output across all aspects of its business, with an aim to achieve a 33 % improvement in energy efficiency by 2020. This is in accordance with obligations under the National Energy Efficiency Action Plan (2009 – 2020).

In 2012, AIB sought to implement a performance contract for

energy reduction across its Head Office estate through a partnership with an Energy Service Company (ESCo). A grant from the Sustainable Energy Authority of Ireland, through the Better Energy Workplaces scheme, was proposed but not drawn-down. 2013 will see AIB pursue alternative partnering strategies in this arena.

AIB implemented a number of other energy management projects during 2012 to reduce energy consumption and to improve energy efficiency, including the procurement of green energy wherever feasible. In this regard AIB engaged a new electricity supplier, Energia, to commence the provision of 100% green electricity for all AIB locations in the Republic of Ireland.

During 2012 AIB also made its annual return to the Carbon Disclosure Project, achieving an overall score of 79%. This is an improvement from the 41% scored on the 2011 submission and means that AIB qualified for the first time as a ‘Carbon Leader’, exceeding the requisite score of 75%.

Financial review

Financial review -1. Business description

1.1 History

The AIB parent company, Allied Irish Banks, p.l.c., originally named Allied Irish Banks Limited, was incorporated in Ireland in September 1966 as a result of the amalgamation of three long established banks: the Munster and Leinster Bank Limited (established 1885), the Provincial Bank of Ireland Limited (established 1825) and the Royal Bank of Ireland Limited (established 1836).

In December 1983, AIB acquired 43% of the outstanding shares of First Maryland Bankcorp (“FMB”). In 1989, AIB completed the acquisition of 100% of the outstanding shares of common stock of FMB. During the 1990s, there were a number of ‘bolt-on’ acquisitions, the most notable being Dauphin Deposit Bank and Trust Company, a Pennsylvania chartered commercial bank which was acquired in 1997. Subsequently, all banking operations were merged into Allfirst Bank. In 2003, Allfirst was integrated with M&T Bank Corporation (“M&T”). Under the terms of the agreement AIB received 26.7 million shares in M&T, representing a stake of approximately 22.5%. in the enlarged M&T, together with US$ 886.1 million cash, of which US$ 865 million was received by way of a pre-sale dividend from Allfirst Bank.

AIB entered the Polish market in 1995, when it acquired a non-controlling interest in Wielkopolski Bank Kredytowy S.A. (“WBK”). In September 1999, it completed the acquisition of an 80%. shareholding in Bank Zachodni S.A. (‘Bank Zachodni’) from the State Treasury. In June 2001, WBK merged with Bank Zachodni to form BZWBK, following which the Group held a 70.5%. interest in the newly-merged entity. The Group’s interest in BZWBK decreased to approximately 70.36%. when BZWBK’s share capital was increased in 2009.

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

The Irish Government recognised the pressing need to stabilise Irish financial institutions and to create greater certainty for all stakeholders. A number of measures were implemented by the Irish Government in response to the continuing crisis. These measures were taken to enhance the availability of liquidity and improve access to funding for AIB and other systemically important financial institutions in Ireland. The first action was the establishment of the Credit Institutions (Financial Support) (“CIFS”) Scheme on 30 September 2008, by which the Minister for Finance guaranteed certain liabilities of covered institutions, including AIB, until 29 September 2010. This was followed by the € 3.5 billion subscription by the National Pension Reserve Fund Commission (“NPRFC”) on 13 May 2009 for the 2009 Preference Shares and 2009 Warrants. Subsequently, the Minister for Finance established the Credit Institutions (Eligible Liabilities Guarantee) (“ELG”) Scheme in December 2009 which facilitates participating institutions issuing debt securities and taking deposits during an issuance window and with a maximum maturity of 5 years.

AIB joined the ELG Scheme on 21 January 2010. However, on 26 February 2013, the Minister for Finance announced that the ELG Scheme will end for all new liabilities with effect from midnight on 28 March 2013. After this date, no new liabilities will be guaranteed under this Scheme. In December 2009 the Irish Government established the National Asset Management Agency (“NAMA”) which has acquired certain performing and non-performing land and development and associated loans from participating banks, with the aim of freeing up banks’ balance sheets and facilitating the easier flow of credit throughout the Irish economy. AIB has transferred approximately € 20 billion of assets to NAMA.

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

Following the results of the original PCAR exercise, AIB disposed of its stake in M&T on 4 November 2010, a transaction which generated core tier 1 capital of € 0.9 billion. AIB announced, on 10 September 2010, the sale of its Polish interests to Banco Santander S.A. for a total cash consideration of € 3.1 billion. This transaction completed on 1 April 2011 and AIB generated core tier 1 capital of approximately € 2.3 billion as a result of the disposal. AIB also disposed of Goodbody Holdings Limited; AIB International Financial Services Limited; AIB Jerseytrust Limited; and its 49.99% shareholding in Bulgarian-American Credit Bank ; AIB Asset Management Holdings (Ireland) Limited, including AIB Investment Managers.

On 23 December 2010, a direction order under the Credit Institutions (Stabilisation) Act 2010 with the consent of AIB, directed AIB to issue € 3.8 billion of new equity capital to the NPRFC. This also resulted in the delisting of AIB’s ordinary shares from both the Main Securities Market of the Irish Stock Exchange and from the Official List maintained by the UK Financial Services Authority. AIB’s ordinary shares were subsequently admitted, in January 2011, to the Enterprise Securities Market of the Irish Stock Exchange. Furthermore, AIB announced in August 2011 that its American Depository Shares (“ADSs”) were delisted and have ceased to be traded on the New York Stock Exchange.

On 24 February 2011, AIB acquired deposits of € 7 billion and NAMA senior bonds with a nominal value of € 12 billion from Anglo Irish Bank, pursuant to a transfer order issued by the High Court under the Credit Institutions (Stabilisation) Act 2010. AIB also acquired Anglo Irish Bank Corporation (International) PLC in the Isle of Man, including customer deposits of almost € 1.6 billion.

On 1 July 2011, as part of the restructuring of the Irish banking system, AIB completed the acquisition of EBS for a nominal cash payment of € 1.00. EBS had € 19.2 billion of total assets, approximately € 16.0 billion of customer loans and € 10.1 billion of customer deposits at this date. This transaction represented a significant consolidation within the Irish banking sector, resulting in the formation of one of two pillar banks in Ireland. On 31 March 2011, the Central Bank published its ‘Financial Measures Programme Report’, which detailed the outcome of PCAR 2011 and Prudential Liquidity Assessment Review (“PLAR”) 2011 for certain Irish credit institutions, including AIB and EBS.

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

1.3 The businesses of AIB Group

During 2012, the business of AIB Group was conducted through four major operating market segments namely: Personal and Business Banking (“PBB”), Corporate Institutional and Commercial Banking (“CICB”), EBS and AIB UK which are described below. In addition, the Group also operated a Non-Core unit.

Personal & Business Banking

AIB’s Personal and Business Banking (“PBB”) segment was created in 2011 to service the personal and small business customers of AIB, in addition to including wealth management and credit card services. PBB commanded a strong presence in all key sectors including SME, mortgages and personal banking. It provided:

–	A range of delivery channels consisting of approximately 200 branches/outlets, c. 740 ATMs and AIB Phone and Internet Banking as well as an alliance with An Post which provides AIB customers with banking services at over 1,000 post offices nationwide.
–	A wide range of banking services
–	A choice of payment methods including cheques, debit and credit cards, self service and automated domestic and international payments.

AIB is the principal banker to many leading public and private companies and government bodies, and plays an important role in Ireland’s economic and social development. AIB is a founding member of the Irish Payments Services Organisation (“IPSO”) and is a member of the Irish Clearing Systems for paper, electronic and real-time gross settlement (“RTGS”). During 2012, the main distribution channel for PBB was an extensive branch network, structured around meeting personal and business banking needs.

Complementing the AIB Branch channel is the AIB Direct Channels operation (leading Irish online banking service), offering self service capability through telephone, internet, mobile, ATM, self service kiosks and automated payments.

The Wealth Management unit delivers wealth propositions to AIB customers, tailored to the needs of specific customer segments.

AIB Card Services provides credit and debit card products to all AIB customers, supporting payment and consumer credit requirements. The products are delivered across all channels. AIB has a joint venture with Firs Data International, trading as AIB Merchant Services, which provides access for merchant and partners in the merchant acquiring business.

Corporate, Institutional & Commercial Banking

Corporate, Institutional and Commercial Banking (“CICB”), was created in 2011 to service large and medium-sized enterprises in the Republic of Ireland, United Kingdom, and the United States in addition to Treasury Services, Corporate Finance and Asset Finance.

During 2012, CICB supported the business customer through Corporate and Institutional banking (“C&I”) and Commercial Banking.

Financial review -1. Business description

C&I provided a fully integrated relationship-based banking service to top-tier companies, both domestic and international, including financial institutions, Irish Commercial State companies and large multinationals. C&I’s activities also included participating in, developing and arranging acquisition, project and property finance primarily in Ireland.

Commercial Banking provided a fully integrated relationship banking service to medium sized enterprises in Ireland. Commercial Banking operated out of 14 commercial centres across the republic and had a strong presence in all key SME sectors.

AIB Finance and Leasing and AIB Commercial Services are the asset finance arm of AIB. Services include leasing, hire purchase and invoice discounting delivered via the branch network, direct sales force, broker intermediaries, relationship managers or the internet.

Customer Treasury Services provided a wide range of treasury, risk management, payments and import and export related financial services to corporate, commercial and retail customers of the Group.

EBS

On 1 July 2011, EBS Building Society converted into EBS Limited (“EBS”) and became part of the AIB Group. While the two institutions together form one of the two pillar banks in Ireland, EBS operates as a separately branded subsidiary of AIB with its own banking licence.

EBS operates in the Republic of Ireland and has a countrywide network of 82 branches - 68 agency branches and 14 owned branches.

EBS’s network gives it a physical presence in communities across Ireland which is important in allowing it to provide a high quality personal service to its customers. EBS also has an online distribution capability through ‘EBS Direct’, a direct telephone channel and ‘www.ebs.ie’.

EBS offers residential mortgages and savings products, bancassurance, personal banking and general insurance products on an agency basis.

AIB UK

The AIB UK market segment operates in two distinct markets, Great Britain and Northern Ireland, with different economies and operating environments. The market segment’s activities are carried out primarily through AIB Group (UK) p.l.c., a bank registered in the UK and regulated by the Financial Services Authority (“FSA”).

Great Britain

In this market, the segment operates under the trading name Allied Irish Bank (GB) from 22 full service branches. The head office is located in Mayfair, London with a processing centre based in Belfast. A full service is offered to business customers, professionals, and high net worth individuals.

Allied Irish Bank (GB) is positioned as a specialist business bank, providing a relationship focused alternative to UK high street banks. The bank offers a full range of banking services, including daily banking, deposits solutions, corporate banking and international management and personal banking offerings, delivered through the traditional branch network and online banking systems. Allied Irish Bank (GB)’s relationship approach has been supported by external research in 2012. This included winning Best Business Fixed Account Provider from the Business Moneyfacts Awards 2012. The bank’s commitment to staff development has consistently achieved the recognition of the Investors in People (“IiP”) standard since 1995.

Northern Ireland

In this market, the segment operates under the trading name First Trust Bank from 43 branches and outlets in Northern Ireland. The First Trust Bank head office is located in Belfast, together with a processing centre.

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

Non-Core – Transaction and Asset Management teams

During 2012, the key responsibility of the Non-Core unit was to implement the deleveraging plan, which is to deliver the deleveraging of €20.5 billion of assets identified by AIB as non-core by year end 2013.

1.4 Strategy

AIB is continuing its focus of returning to sustainable profitability during 2014 and in ensuring it meaningfully contributes to the recovery of the Irish economy. As part of these goals, AIB made significant progress in 2012 in setting out a revised strategy aimed at materially reducing operating costs while enhancing income generation aligned to prudent and risk adjusted lending practices. The overall Group strategy is comprised of the following key elements:

Customer focus

AIB began to organise its internal structure in the latter half of 2012 to a more customer centric model. AIB will operate in 2013 around three key segments – the Domestic Core Bank, AIB UK comprising the businesses in Great Britain (“ AIB GB”) and Northern Ireland (“FTB”), and the newly created Financial Solutions Group.

The Domestic Core Bank is organised around Personal, Business and Corporate Banking and an integrated Products area. Key areas of focus for the Domestic Core Bank include mortgage, SME, Personal and Corporate lending, appropriately aligned to the Group’s deposit platform. EBS will continue to operate as a separate brand within the Domestic Core Bank and will maintain its own distribution network focused most particularly on deposit products and mortgage lending. The process of streamlining EBS operations to remove duplication with AIB’s systems is ongoing with progress to date. The customer proposition at First Trust Bank is being aligned with the approach in the Core Domestic Bank. AIB GB continues to focus on SMEs, owner managed businesses, and professional firms with a significant emphasis on facilitating trade in both directions between Ireland and Britain. Each of the segments is underpinned by an integrated set of support and control functions to drive efficiencies across the organisation.

AIB’s distribution capability is being enhanced to ensure the Group is meeting the requirements of customers across the full spectrum of its business. In addition to the increase of services available through AIB’s online and mobile platform, the Group has introduced mobile community banks, a number of self service banking lobbies and is continuing to increase the number of Intelligent Deposit Devices in branches which are designed to reduce waiting times for everyday banking transactions. In locations in the Republic of Ireland, where AIB has recently closed branches, an enhanced agreement with An Post (the Irish postal service) is providing additional banking services for affected customers. AIB will continue to adjust the size and scope of its physical distribution network as appropriate.

AIB is fully committed to supporting customers in financial difficulty and fully recognises the critical imperative to deliver timely solutions for customers. The creation of the Financial Solutions Group means that the Group has a unit dedicated to the overall management of this critical area. The Group continues to stress the need for early, open engagement from customers as it is mutually beneficial for both the Group and customers to manage these issues in a constructive way. For SME customers in financial difficulty, the approach is to restore immediate customer stability, restructure loans where required and establish a path back to viability. For mortgage customers in financial difficulty, the strategy is to work to ensure that homeowners who are co-operating with the bank and prioritising mortgage repayments can remain in their home, where possible. As part of the Group’s Mortgage Arrears Resolution Strategy (“MARS”), AIB is providing both short term and long term solutions for customers.

A return to sustainable profitability during 2014

A renewed focus on income growth coupled with cost management measures will help AIB to achieve the goal of a return to sustainable profitability during 2014. As part of an overall cost reduction agenda, AIB is well advanced in the implementation of a Voluntary Severance Programme which will reduce the number of staff at AIB by at least 2,500 by 2014. Among other measures, the bank has also made changes to staff pay and benefits including pay cuts at senior levels and it is proposed that all employees who are members of a defined benefit pension scheme will be transferred to a defined contribution pension model. Changes to the Group’s operating cost base are ongoing, the positive effects of which will be more evident in the Group’s 2013 and 2014 financial statements. In addition to cost reductions, the Group is taking necessary decisions to drive income growth including focus on funding costs and adjusting the pricing and number of lending products to be more in line with cost of funding. The Group is focused on ensuring it plays a critical role in Ireland’s economic recovery and in maintaining market share in key target markets namely, mortgages, SME and corporates and will focus more closely on balance sheet management and capital allocation. AIB is also fully prepared for the removal of ELG which will have a positive impact on operating performance over time.

Emphasising technology and innovation

AIB is using technology to better meet the evolving needs of customers. Through the development of an integrated online, phone and physical branch distribution network, AIB’s systems will deliver high quality services to customers. AIB has made significant progress in the implementation of these processes already and customers will continue to see greater flexibility in the future in the range of products available to them online, over the phone and in their local branch.

Focus on leadership, governance and risk control environment

AIB has implemented changes to its overall governance and risk control environment across both the main business and support functions. As part of this AIB has recruited several new members to its Leadership team, comprising individuals who bring experience and external knowledge to the Group. This team is supported by a Leadership Council comprised of senior management individuals from all areas of the Group.

Maintaining strong relationships with key stakeholders

AIB is a functioning bank today because of the support provided by the State and by extension the Irish taxpayer. AIB fully recognises the critical role the Group has in contributing to economic recovery and as such AIB is in constant dialogue with the Department of Finance, the Central Bank of Ireland and the EU/IMF/ECB (“Troika”) as it seeks to rebuild the reputation of the Group and return to sustainable profitability. The Minister for Finance specified a Relationship Framework Document in March 2012 which ensures the Board and Leadership Team are in a position to manage the Group on a commercial basis. Additionally, AIB is committed to engaging with debt and equity investors in a transparent, measured and balanced manner over time as the Group emerges from its financial difficulties.

1.5 The restructured business of AIB Group

In 2013, a new operating structure will better align the organisation to the Group’s revised strategy. The key segments of the new structure are as follows:

Domestic Core Bank comprising:

(i) Personal, Business and Corporate Banking

AIB’s Personal, Business and Corporate Banking (PBCB) area will service the Irish personal, business and corporate customers of AIB in addition to including wealth management services. This segment now reflects the amalgamation of the customers and distribution aspects of Personal & Business Banking, EBS and Corporate, Institutional and Commercial Banking segments.

Financial review -1. Business description

(ii) Products

AIB’s products segment was created as part of the new operating structure. The Products segment will seek to provide a portfolio of banking products that are appropriately priced, striking a balance between customer value and an appropriate return for the Bank.

Financial Solutions Group

The Financial Solutions Group (“FSG”), is a unit dedicated to supporting business and personal customers in financial difficulties.

The unit’s emphasis is on early, open engagement as it is mutually beneficial for the Group and customers to manage issues in a constructive way. The key component of the FSG strategy is to return customers in difficulty to regular banking coverage over time.

AIB UK

The structure of the AIB UK business remains unchanged.

Group Support Functions

The support functions of AIB Group are Risk, Chief Operating Office, Finance, Legal, Audit, Human Resources and Corporate Affairs and Strategy.

1.6 Competition

Republic of Ireland

Competition in the retail banking sector in the Republic of Ireland has undergone a significant transformation in light of the recent economic crisis with a resultant change in both operating models and behaviours. The economic crisis and resultant banking crisis has led to both Government and European intervention through Government sponsored bank guarantee schemes, the recapitalisation of many banks operating in Ireland (both domestic and foreign), the provision of substantial Government financial support across the majority of domestic institutions as well as the transfer of property related assets to the National Asset Management Agency.

There continues to be a limited demand for banking products and services in both the personal and business markets due to muted domestic demand. Activity in the mortgage market continues to be limited although 2012 activity was ahead of 2011 market levels. In addition, consumers continue to pay down debt and focus on saving disposable income.

The focus of retail banking continues to be to provide credit to customers, in particular SMEs and mortgages to support stimulation of economic turnaround, as well as retention and gathering of deposits. Deposits pricing continues to be competitive although market pricing levels have declined from unsustainable rates.

UK

The UK economy has had limited growth over the past two years, as it has battled amidst a global economic crisis and a sharp squeeze in domestic spending power. Concerns over Ireland and Irish banks have had an adverse impact on Irish banks operating in the UK market.

While public concern in the UK regarding the stability of the Irish banking system continued in 2012, there was also increased focus on Europe and on those countries which have required financial support. The euro and speculation around its longevity also remained in focus.

Ireland’s state authorities prolonged the ELG Scheme, which was put in place to safeguard all eligible deposits with Ireland’s guaranteed banks (including their UK operations). During 2011, the positive impact of this guarantee was evident as the level of withdrawals from Irish banks operating in the UK market was less evident than in 2010. As the market returned to a level of normality AIB Group (UK) p.l.c. decided, with the approval of the Irish Government and agreement from the Financial Services Authority (“FSA”), to withdraw from the ELG Scheme in August 2012.

The focus of activity in a very competitive UK retail market continues to be on maintaining close customer relationships so as to retain existing and attract new deposits and more recently to increase levels of lending as the Group strives towards recovery

1.7 Economic conditions affecting the Group

AIB’s activities in Ireland accounted for the bulk of the Group’s business. As a result, the performance of the Irish economy is extremely important to the Group. The Group also continues to operate significant business in the United Kingdom, which means that it is also influenced directly by political, economic and financial developments there.

The world economy went into deep recession in early 2008. It has been recovering since around the middle of 2009, but at a moderate and uneven pace. Indeed, some economies lapsed back into recession last year, most notably the Eurozone and UK. World GDP is estimated by the International Monetary Fund in its latest World Economic Update (January 2013) to have expanded by 3.2% in 2012, down from 3.9% in 2011. This compares to average GDP growth of 5% in the period 2004-2007 (Source: IMF World Economic Outlook, October 2012, Table A1).

The United States, the United Kingdom and the Eurozone are Ireland’s three most important trading partners. A moderate recovery in activity had been underway in all three economies, but while modest growth has continued in the US, the UK and Eurozone fell back into mild recession last year.

US GDP is estimated by the IMF to have grown by 2.3% in 2012 following growth of 1.8% in 2011, with the IMF forecasting growth of 2.1% for 2013. Similar growth forecasts for the US were published in November by the OECD in its Economic Outlook. Meanwhile, GDP in the United Kingdom rose by 0.2% last year after growth of 0.8% in 2011, and the OECD is forecasting UK GDP growth of 0.9% for 2013. For the Eurozone, GDP is estimated by Eurostat to have fallen by 0.5% last year after growth of 1.5% in 2011. Another decline in GDP is expected in 2013, with the ECB predicting in its March 2013 Economic Forecasts that eurozone GDP will contract by 0.5% again this year.

According to Ireland’s CSO’s National Income and Expenditure (“NIE”) 2011 publication, real GDP in Ireland rose by 1.4% in 2011. This followed three years of declines in GDP of 0.8% in 2010, 5.5% in 2009 and 2.1% in 2008. The pick up in growth in 2011 was largely due to exports as domestic demand continued to contract in that year. National Accounts data published by the CSO (21 March 2013) for 2012 show that GDP rose by 0.9% last year. The pace of contraction in the domestic sector of the economy eased considerably during 2012. While exports continued to grow last year, it was at a slower pace than in 2011, largely due to the weakness of external demand.

Another modest rise in GDP of around 1.0-1.5% is expected in 2013, helped by continued modest growth in exports. GDP growth is forecast to pick up thereafter to a 2.5% - 3% range (Source: Department of Finance Budget 2013).

The recovery in exports has led to a marked turnaround in the balance of payments. According to CSO data, Ireland recorded a balance of payments surplus on the current account of € 1.78 billion in both 2010 and 2011, the first such surpluses since 1999. This compares with current account deficits of over €10 billion in 2007 and 2008 and € 3.7 billion in 2009. CSO data for 2012 show a marked rise in the current account surplus last year (Source: CSO Balance of Payments 2012). The current account surplus rose to over € 8 billion in 2012, or 5% of GDP.

Credit growth remained weak in Ireland in 2012. Total household loans outstanding were down 3.9% year-on-year at end December 2012, while lending for house purchase fell by 1.6% in the same period (Source: Central Bank of Ireland, Money and Banking Statistics December 2012). House prices were down by 4.5% year-on-year at end December according to the CSO house price index, although house prices did rise modestly in the second half of the year (Source: CSO Residential Property Price Index, December 2012). Overall, the housing market showed signs of stabilising last year, albeit at low activity levels, with increases in mortgage approvals and transactions, as well as more stable prices.

Given the deep recession, labour market conditions have weakened significantly in Ireland since 2007. Employment fell sharply in the period 2008-2011 according to CSO data, but there were signs of stabilisation in 2012. Employment fell 0.6% last year but, by the final quarter, employment was showing a slight rise of 0.1% year-on-year (Source: CSO Quarterly National Household Survey Q4 2012). The labour force continued to contract, while CSO data also show that the unemployment rate edged down last year, declining from 15% in Q1 to 14.2% by Q4 2012 (Source: CSO Quarterly National Household Survey Q4 2012).

The European Central Bank, which has responsibility for monetary policy in the Euro area as a whole, cut the official refinancing rate to 1% in May 2009 from a peak of 4.25% in July 2008. It then raised rates by 25bps points in both April and July 2011 in response to rising inflationary pressures.

However, it reversed these two rates hikes in the final two months of 2011, bringing the refi rate back down to 1%. It reduced the refi rate by a further 25bps to 0.75% in July 2012.

The Irish public finances deteriorated sharply during the recession, moving into large deficit due to the very sharp fall in tax revenues largely associated with the downturn in the Irish housing market. The budget in 2010 stabilised the underlying deficit at some 11% of GDP. In 2011 the deficit fell to just over 9% of GDP, with the budget deficit declining further in 2012 to around 8%. Further fiscal tightening is being implemented in 2013 with the budget deficit forecast to fall to 7.5% of GDP. Further corrective actions will be necessary to reduce the deficit to below 3% of GDP by 2015 (Source: Dept of Finance, Budget 2013).

The Irish General Government debt/GDP ratio fell steadily from over 95% in 1991 to 25% by 2007 (Source: NTMA, Ireland Information Memorandum March 2008). However, as a result of higher budget deficits and falling levels of GDP, Ireland’s General Government debt/GDP ratio is estimated by the Department of Finance (Budget 2013) to have climbed to 118% of GDP at end 2012, up from 106% in 2011 and 93% in 2010. As highlighted by the Department of Finance, allowing for the high Exchequer cash balances and deposits, it would bring down the debt ratio to 106% at end 2012.

There has been a marked improvement in market sentiment towards Ireland since the middle of 2011, with a consequent sharp drop in yields on Irish government bonds. Yields on the Irish 5 year bond, which peaked at close to 20% in July 2011, fell to close on 3% in the second half of 2012. Meanwhile, the yield on the 5% 2020 bond fell from 14% to some 4.5% over the same period. (Source: Thomson Datastream). Despite, these developments, Ireland’s long-term sovereign credit ratings remain low, standing at BBB+ from S&P and Fitch, and Ba1 by Moody’s at end 2012. Both S&P and Fitch, though, have raised the outlook on their BBB+ rating for Ireland from negative to stable.

Financial review - 2. Financial data

The financial information in the tables below for the years ended 31 December 2012, 2011, 2010, 2009 and 2008 has been derived from the audited consolidated financial statements of AIB Group for those periods. AIB Group’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRS as adopted by the European Union (“EU”). The EU adopted version of IAS 39 currently relaxes some of the hedge accounting rules in IAS 39 ‘Financial Instruments: Recognition and Measurement’. The Group has not availed of these, therefore, these financial statements comply with both IFRS as issued by the IASB and IFRS as adopted by the EU. This information should be read in conjunction with, and is qualified by reference to, the accounting policies adopted, the consolidated financial statements of AIB Group and notes therein for the years ended 31 December 2012, 2011 and 2010 included in this Annual Financial Report. The summary of consolidated income statement represents the results of continuing operations, where the results of Bank Zachodni WBK S.A. (“BZWBK”), M&T Bank Corporation and Bulgarian American Credit Bank AD as applicable, are accounted for as discontinued operations net of taxation for all relevant years.

Summary of consolidated income statement

	Years ended 31 December

	2012		2011		2010		2009		2008
	€ m		€ m		€ m		€ m		€ m

Net interest income	1,106		1,350		1,844		2,872		3,392
Other (loss)/income	(485)		2,990		(5,201)		1,234		749

Total operating income/(loss)	621		4,340		(3,357)		4,106		4,141
Total operating expenses	(1,937)		(1,720)		(1,649)		(1,522)		(1,885)

Operating (loss)/profit before provisions	(1,316)		2,620		(5,006)		2,584		2,256
Provisions	(2,529)		(7,728)		(7,118)		(5,267)		(1,749)

Operating (loss)/profit	(3,845)		(5,108)		(12,124)		(2,683)		507
Associated undertakings	10		(37)		18		(3)		2
Profit/(loss) on disposal of property	2		(1)		46		23		10
Construction contract income	–		–		–		1		12
Profit/(loss) on disposal of businesses(1)	3		38		(11)		–		106

(Loss)/profit before taxation from continuing operations	(3,830)		(5,108)		(12,071)		(2,662)		637
Income tax credit/(expense) from continuing operations	183		1,188		1,710		373		(69)

(Loss)/profit after taxation from continuing operations	(3,647)		(3,920)		(10,361)		(2,289)		568
Discontinued operations, net of taxation	–		1,628		199		(45)		322

(Loss)/profit for the year	(3,647)		(2,292)		(10,162)		(2,334)		890
Non-controlling interests from discontinued operations	–		(20)		(70)		(79)		(118)
Distributions to RCI holders(2)	–		–		–		(44)		(38)

(Loss)/profit for the year attributable to owners of the parent	(3,647)		(2,312)		(10,232)		(2,457)		734

Basic (loss)/earnings per ordinary/CNV share(3)
Continuing operations	(0.7	c)	(1.6	c)	(571.1	c)	(203.5	c)	54.8c
Discontinued operations		–	0.7	c	7.1	c	(11.7	c)	28.6c
	(0.7	c)	(0.9	c)	(564.0	c)	(215.2	c)	83.4c
Diluted (loss)/earnings per ordinary/CNV share(3)
Continuing operations	(0.7	c)	(1.6	c)	(571.1	c)	(203.5	c)	54.7c
Discontinued operations		–	0.7	c	7.1	c	(11.7	c)	28.6c
	(0.7	c)	(0.9	c)	(564.0	c)	(215.2	c)	83.3c

Dividends		–		–		–		–	81.8c

Selected consolidated statement of financial position data

	Years ended 31 December

	2012	2011	2010	2009	2008
	€ m	€ m	€ m	€ m	€ m

Total assets	122,516	136,651	145,222	174,314	182,174

Loans and receivables to banks and customers(4)	75,886	88,258	91,212	131,464	135,755
Deposits by central banks and banks, customer accounts and debt securities in issue	102,718	113,218	117,922	147,940	155,996

€ 1.6bn Contingent Capital Tier 2 Notes due 2016(5)	1,237	1,177	–	–	–
Dated loan capital	34	32	3,996	4,261	2,970
Undated loan capital	–	–	197	189	692
Other capital instruments	–	–	138	136	864
Non-controlling interests in subsidiaries	–	–	690	626	1,344
Shareholders’ funds: other equity interests	–	–	239	389	497
Shareholders’ equity(6)	11,241	14,463	3,420	10,320	8,472

Total capital resources	12,512	15,672	8,680	15,921	14,839

	Years ended 31 December

	2012	2011	2010	2009	2008
	m	m	m	m	m

Share capital - ordinary shares
Number of shares outstanding	517,152.8	513,528.8	1,791.6	918.4	918.4
Nominal value of € 0.01 per share (2010: € 0.32 per share)	€ 5,171	€ 5,135	€ 573	€ 294	€ 294

Share capital - convertible non-voting shares(3)
Number of shares outstanding	–	–	10,489.9	–	–
Nominal value of € 0.32 per share	–	–	€3,357	–	–

2009 Preference shares(7)
Number of shares outstanding	3,500	3,500	3,500	3,500	–
Nominal value of € 0.01 per share	€ 35	€ 35	€ 35	€ 35	–

Financial review - 2. Financial data

Selected consolidated statement of financial position data (continued)

Other financial data(8)

	Years ended 31 December

	2012%	2011%	2010%	2009%	2008%

Return on average total assets	(2.76)	(1.66)	(6.21)	(1.29)	0.47
Return on average ordinary shareholders’ equity	(37.0)	(48.8)	(222.5)	(24.8)	8.2
Dividend payout ratio	–	–	–	–	36.8
Average ordinary shareholders’ equity as a percentage of average total assets	7.5	5.8	2.8	4.3	4.8
Year end impairment provisions as a percentage of total loans to customers:(4)
Total Group	18.4	15.1	7.1	5.5	1.7
Continuing operations	18.4	15.1	7.4	5.5	1.7
Net interest margin(9)	0.91	1.03	1.49	1.92	2.21
Core tier 1 capital ratio(10)(11)	15.1	17.9	4.0	7.9	5.8
Total capital ratio(10)(11)	17.6	20.5	9.2	10.2	10.5

(1)The profit of € 3 million on disposal of businesses in 2012 related to the sale of AIB Asset Management Holdings (Ireland) Limited - € 2 million (tax charge: Nil) and the sale of an Offshore subsidiary - € 1 million (tax charge: Nil).

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

(2)The distributions in 2009 and 2008 relate to the Reserve Capital Instruments (note 48).

(3)Convertible non-voting shares issued to the NPRFC on 23 December 2010 ranked equally with ordinary shares and were convertible into ordinary shares on a one to one basis. These converted to ordinary shares in April 2011 (note 45).

(4)Loans and receivables to customers included loans and receivables held for sale to NAMA in 2009 and 2010.

(5)Relates to the issue of € 1.6 billion in Contingent Capital Notes to the NPRFC during 2011 (note 44).

(6)Includes ordinary shareholders’ equity (in July 2011, 500 billion ordinary shares were issued to the NPRFC at a subscription price of € 0.01 per share) (note 45), the 3,500 million 2009 Preference Shares issued to the NPRFC in May 2009 (note 45) and the convertible non-voting shares issued to the NPRFC on the 23 December 2010 which converted to ordinary shares in April 2011 (note 45).

(7)2009 Preference Shares issued to the NPRFC on 13 May 2009.

(8)The calculation of the average balances includes daily and monthly averages and are considered to be representative of the operations of the Group.

(9)Net interest margin represents net interest income as a percentage of average interest earning assets. The net interest margin is presented on a continuing basis for 2012, 2011, 2010 and 2009 and presented on a total Group basis for 2008.

(10)The minimum regulatory capital requirements set by the Central Bank, which reflect the requirements of the Capital Requirements Directive (“CRD”), establish a floor of 4% under which the core tier 1 capital ratio must not fall (8% for total capital ratio). These ratios were the capital adequacy requirements effective as at 31 December 2010. Following the Prudential Capital Assessment Review (“PCAR”) in March 2011, the Central Bank announced a new minimum capital target for AIB of 10.5% core tier 1 in a base scenario and 6% core tier 1 in a stressed scenario.

These target ratios form the basis of the Group’s capital management policy and are capital adequacy requirements effective as at 31 December 2012.

(11)Please see Capital Management section for further detail.

Financial review - 3. Management report

Summary income statement	2012 € m	2011 € m	2010 € m

Net interest income	1,106	1,350	1,844
Other income	318	438	463

Total operating income	1,424	1,788	2,307
Personnel expenses	(1,013)	(935)	(921)
General and administrative expenses	(607)	(637)	(528)
Depreciation(1), impairment and amortisation(2)	(119)	(115)	(180)
Total operating expenses	(1,739)	(1,687)	(1,629)

Operating(loss)/profit before provisions	(315)	101	678
Provisions for impairment on loans and receivables	(2,434)	(7,861)	(6,015)
Provisions for liabilities and commitments	(9)	(17)	–
Provisions for impairment on financial investments available for sale	(86)	(283)	(74)
Total provisions	(2,529)	(8,161)	(6,089)

Operating loss	(2,844)	(8,060)	(5,411)
Associated undertakings	10	(37)	18
Profit/(loss) on disposal of property	2	(1)	46
Profit/(loss) on disposal of businesses	3	38	(11)

Loss from continuing operations before exceptional items	(2,829)	(8,060)	(5,358)
Loss on disposal of loans	(962)	(322)	(54)
Profit/(loss) on transfer of financial instruments to NAMA	159	(364)	(5,969)
Gain on redemption of subordinated debt and other capital instruments	–	3,277	372
Interest rate hedge volatility	–	(39)	(13)
Retirement benefits curtailment	204	–	–
Restructuring and restitution expenses	(402)	(33)	(20)
Writeback/(charge) of contingent provisions for NAMA loans	–	433	(1,029)
Total exceptional items	(1,001)	2,952	(6,713)

Loss before taxation from continuing operations	(3,830)	(5,108)	(12,071)
Income tax credit from continuing operations	183	1,188	1,710

Loss after taxation from continuing operations	(3,647)	(3,920)	(10,361)
Profit after taxation from discontinued operations	–	1,628	199

Loss for the year	(3,647)	(2,292)	(10,162)

	2012%	2011%	2010%

Cost income ratio(3)	122.1	94.4	70.6

(1)Depreciation of property, plant and equipment.

(2)Impairment and amortisation of intangible assets.

(3)Excluding exceptional items.

Overview of results

The Group recorded a loss before taxation from continuing operations of € 3.8 billion in 2012 compared to a loss of € 5.1 billion in 2011. When exceptional items of € 1.0 billion in 2012 are excluded the loss from continuing operations was € 2.8 billion in 2012 compared to € 8.1 billion in 2011. The performance reflected a material reduction in provisions, lower levels of income on reduced business volumes and additional costs primarily associated with the ongoing restructuring of the Group. Provisions for impairment on loans and receivables were € 2.4 billion in 2012, a reduction of € 5.4 billion from 2011. The level of provisions in 2012 continues to reflect the continued weak economic environment.

The Group recorded an operating loss before provisions and excluding exceptional items of € 315 million in 2012 compared to € 101 million profit in 2011. Net interest income reduced by 18% compared to 2011, reflecting lower loan balances following deleveraging, higher volumes of impaired loans and an increase in the cost of funds for the bank. Other income was 27% lower as fee and commission income reduced in 2012 reflecting subdued demand, lower business volumes and weak economic conditions. Total operating expenses were 3% higher compared to 2011, and 1% higher when the impact of EBS for the full twelve months in 2012 is

Financial review - 3. Management report

taken into account. This increase in costs mainly related to additional external provider fees on Group restructuring, deleveraging transactions and credit management improvement, partially offset by the impact of staff exits in 2012.

At 31 December 2012, the Group remains well capitalised with a core tier 1 capital ratio of 15.1%, comfortably above the 10.5% minimum target level as prescribed by the Central Bank of Ireland.

Exceptional items

The Group’s performance is presented to exclude those items that the Group believes obscure the underlying performance trends in the business.

–	Loss on disposal of loans: There was € 962 million loss on disposal of loans of which € 952 million related to the ongoing deleveraging programme in the Non-Core portfolio.
–	Profit/(loss) on transfer of financial instruments to NAMA: valuation adjustments on previous transfers of financial assets to NAMA.
–	Retirement benefits curtailment: AIB affirmed its approach to the funding of the Irish pension scheme during the year which resulted in a reduction in the scheme obligations under IAS 19 Employee Benefits of € 204 million which was recognised in the income statement.
–	Restructuring and restitution expenses: includes early retirement/voluntary severance termination benefits, restructuring costs associated with the closure of AIB’s operations in the Isle of Man and Channel Islands and restitution expenses for Payment Protection Insurance and the UK Derivatives investigation.

Financial review - 3. Management report

Income statement commentary

Net interest income	2012 € m	2011 € m	2010 € m

Net interest income	1,106	1,350	1,844

Average interest earning assets	2012 € m	2011 € m	2010 € m

Average interest earning assets	122,200	131,038	141,093

Net interest margin	2012%	2011%	2010%

Group net interest margin	0.91	1.03	1.31
Group net interest margin excluding eligible liabilities guarantee (“ELG”)	1.22	1.40	1.52

2012 v 2011

Net interest income was € 1,106 million in 2012 compared with € 1,350 million in 2011, a decrease of € 244 million or 18%.

Average interest earning assets decreased by € 9 billion in 2012 to € 122 billion compared with € 131 billion in 2011. Group net interest margin was 91 basis points (“bps”) in 2012 compared with 103bps in 2011.

The underlying reduction in net interest income mainly reflected lower loan balances along with higher funding costs through interest bearing customer accounts, which saw the average gross cost increase from 219bps to 264bps, notwithstanding appreciably lower wholesale market rates. These factors were partially offset by the impact of the recapitalisation during 2011 and lower wholesale funding costs in 2012. In the second half of 2012, deposit pricing actions along with the impact of standard variable rate mortgage increases have resulted in a stabilisation in the net interest margin.

The ELG charge for 2012 was € 388 million as compared to € 488 million for 2011. The reduction in the ELG charge is due to lower levels of wholesale funding in 2012, withdrawal of AIB UK from the ELG scheme in August 2012 and NTMA deposits of € 11 billion which impacted the ELG charge until July 2011. Excluding ELG, net interest income reduced by € 344 million or 19%.

Net interest income excluding ELG for EBS was € 198 million for the full year in 2012 compared with € 158 million from 1 July 2011, the date of EBS acquisition.

Excluding the cost of the ELG scheme, the net interest margin for 2012 was 1.22% compared with 1.40% in 2011. The factors contributing to the decline in the margin of 18bps is due to a contraction in yields on interest earning assets of 14bps and an increase of 4bps on the cost of funding those assets.

2011 v 2010

Net interest income was € 1,350 million in 2011 compared with € 1,844 million in 2010, a decrease of € 494 million or 27%. Excluding EBS net interest income of € 158 million in the second half of 2011, net interest income decreased by € 652 million or 35%. Net interest income for 2011 and 2010 included charges for the ELG scheme of € 488 million and € 306(1) million respectively excluding which net interest income reduced by € 312 million or 15%. The ELG scheme replaced the CIFS scheme in January 2010, the cost of which was recorded in other income.

The decrease in net interest income excluding the ELG cost mainly reflected margin compression arising from the higher cost of deposits, reduced interest-earning loan volumes due to higher impairments, sales of non-core assets and net repayments within the core loan portfolio.

Excluding the cost of the ELG scheme, the net interest margin for 2011 was 1.40% compared with 1.52% in 2010. The estimated(2) factors contributing to the decline in the margin of 12 basis points were: -10bps due to lower loan margin income, -4bps due to an increase in the cost of customer deposits and -7bps due to lower treasury/other net interest income. This was partly offset by +6bps due to lower cost of wholesale funding following recapitalisation and +3bps due to higher income on capital and the benefit following the liability management exercises.

(1)The total government guarantee charge was € 357 million in 2010 including Credit Institutions (Financial Support) scheme (“CIFS”) charge of € 51 million which is included in other income and € 306 million ELG charge in net interest income.

(2)Management estimate

Financial review - 3. Management report

Other income

Other income	2012 € m	2011 € m	2010 € m

Dividend income	1	4	1
Banking fees and commissions	382	412	486
Investment banking and asset management fees	14	58	99
Fee and commission income	396	470	585
Irish Government guarantee scheme expense (CIFS)	–	–	(51)
Other fee and commission expense	(29)	(29)	(37)
Less: Fee and commission expense	(29)	(29)	(88)
Trading income(1)	(100)	(74)	(188)
Other operating income	50	67	153

Other income before exceptional items	318	438	463

(1)Trading income includes foreign exchange contracts, debt securities and interest rate contracts, credit derivative contracts, equity securities and index contracts.

2012 v 2011

Other income before exceptional items was € 318 million in 2012 compared with € 438 million in 2011, a reduction of €120 million or 27%.

Fee and commission income decreased by € 74 million as fees including those related to life assurance, ATM fees and various branch fees all reduced due to lower levels of activity. Investment banking and asset management fees were lower primarily due to the disposal of AIBIFS (November 2011) and AIBIM (May 2012).

Negative trading income was € 100 million in 2012 compared to € 74 million in 2011. Increase in negative income reflects a further fair value movement on the options relating to transactions on the expected disposal of Aviva Life Holdings (see note 35 to the financial statements) and loan breakage and associated costs relating to deleveraging.

Other operating income in 2012 was € 50 million compared with € 67 million in 2011. In 2012 there was a net € 31 million profit from the disposal of available for sale debt and equity securities. The comparative period in 2011 included € 61 million from litigation settlements, € 40 million in foreign exchange gains and € 8 million income from the disposal of available for sale equity shares, partially offset by a loss of € 36 million from the disposal of available for sale debt securities which primarily related to bonds in peripheral Eurozone countries.

Other income for EBS was € 14 million for the full year in 2012 compared with € 5 million from 1 July 2011, the date of EBS acquisition.

2011 v 2010

Other income before exceptional items was € 438 million in 2011 (of which EBS contributed € 5 million), compared with € 463 million in 2010. This represents a decrease of € 25 million or 5%, or € 76 million (15%) excluding the cost of the Irish Government guarantee scheme expense (CIFS) of € 51 million in 2010. The weaker economic conditions, challenging trading markets in which AIB operates and the disposal of businesses resulted in lower business volumes and lower revenues.

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

Financial review - 3. Management report

Total operating expenses

Operating expenses	2012 € m	2011 € m	2010 € m

Personnel expenses	1,013	935	921
General and administrative expenses	607	637	528
Depreciation,(1) impairment and amortisation(2)	119	115	180

Total operating expenses	1,739	1,687	1,629

(1)Depreciation of property, plant and equipment.

(2)Impairment and amortisation of intangible assets.

2012 v 2011

2012 operating expenses of € 1,739 million includes EBS costs of € 80 million for a full twelve months compared to € 46 million for six months in 2011 (date of acquisition 1 July 2011). Adjusting for the acquired EBS business, operating costs of € 1,659 million are € 18 million higher than 2011.

Personnel expenses in 2012 were € 1,013 million, an increase of € 78 million or 8% compared with € 935 million in 2011, and include the full year impact of EBS of € 36 million compared to the six month impact of € 21 million in 2011. The higher costs reflected the higher pension costs and an increase in the number of fixed term contract staff, particularly in credit management areas. The implementation of the early retirement/voluntary severance scheme in 2012 included the departure of 1,744 staff from AIB resulting in an overall net decrease in FTE of 1,072 compared to 2011. The majority of the early retirement/voluntary severance scheme exits occurred in the latter part of 2012.

General and administrative expenses of € 607 million in 2012 were € 30 million or 5% lower than 2011 and reflect lower external provider fees compared to 2011. External provider fees in both periods were associated with business outsourcing, restructuring and transformation, deleveraging and credit management. Additionally, external provider fees in 2011 were incurred on capital raising initiatives.

Depreciation, impairment and amortisation expense of € 119 million in 2012 was € 4 million or 3% higher when compared to 2011 and include impairment on branches being closed.

2011 v 2010

Total operating expenses were € 1,687 million in 2011, an increase of € 58 million or 4% compared to € 1,629 million in 2010. EBS operating costs of € 46 million are included from 1 July 2011, excluding which costs increased by € 12 million or 1%. The cost increase of € 12 million in 2011 included higher external provider fees and higher fees to statutory bodies partly offset by lower pension costs and lower NAMA related costs. In 2010 there was a writedown in the value of intangible assets in relation to projects discontinued during the year partly offset by the reversal of an accrual for personnel expenses which was no longer required. When these amounts are excluded, costs in 2011 reduced by 4% compared to 2010.

Personnel expenses in 2011 were € 935 million, an increase of € 14 million or 2% compared with € 921 million in 2010. Excluding EBS personnel expenses of € 21 million in the second half of 2011, personnel expenses were 1% lower than 2010, notwithstanding the inclusion of c. 200 staff from the acquisition of Anglo deposits in February 2011 and increased staff numbers in credit management areas. Adjusting for the one-off items mentioned in the previous paragraph, personnel expenses were 5% lower than 2010.

General and administrative expenses of € 637 million in 2011 were € 109 million or 21% higher than € 528 million in 2010. The increase mainly related to external provider fees associated with restructuring and transformation, deleveraging, capital raising and credit management. There was also increased reimbursement of fees to statutory bodies, particularly in relation to capital raising. Excluding these items and EBS expenses of € 20 million in the second half of 2011, general and administrative expenses were down 5% when compared to 2010.

Depreciation, impairment and amortisation of € 115 million in 2011 was € 65 million or 36% lower when compared to € 180 million in 2010. This reduction was mainly due to a writedown in 2010 in the value of intangible assets of € 59 million in relation to projects discontinued.

Asset quality

See Risk Management section commencing on page 57. Commentary on AIB’s asset quality is detailed on pages 68 to 166 with commentary on provision charge on pages 89 to 91.

Financial review - 3. Management report

Associated undertakings

2012 v 2011

Income from associated undertakings in 2012 was € 10 million compared with a loss of € 37 million in 2011, 2012 income includes Aviva Health Insurance Ireland Limited and AIB’s share in the joint venture with First Data International trading as AIB Merchant Services. On 1 July 2012, AIB re-designated its investment in Aviva Life Holdings as an equity investment at fair value through the income statement (see note 35 to the financial statements).

2011 v 2010

Loss from associated undertakings in 2011 was € 37 million compared with a profit of € 18 million in 2010. The results for 2011 include an impairment of the investment in Aviva Life Holdings of € 36 million (see note 35 to the financial statements). Associated undertakings also includes Aviva Health Insurance Ireland Limited and AIB’s share in the joint venture with First Data International trading as AIB Merchant Services.

Income tax

2012 v 2011

The taxation credit for 2012 was € 183 million (being a € 183 million credit relating to deferred taxation), compared with a taxation credit of € 1,188 million in 2011 (including a credit of € 1,148 million relating to deferred taxation). The credit is influenced by the geographic mix of profits and losses, which are taxed at the rates applicable in the jurisdictions where the Group operates. With specific exceptions as set out in note 38 to the financial statements, the largest of which relates to UK tax losses, deferred tax credit continues to be recognised in full for the value of tax losses arising in Group companies, as it is expected that the tax losses will be utilised in full against future profits.

2011 v 2010

The taxation credit for 2011 was € 1,188 million (including a € 1,148 million credit relating to deferred taxation), compared with a taxation credit of € 1,710 million in 2010 (including a credit of € 1,714 million relating to deferred taxation). The taxation credits exclude taxation on share of results of associated undertakings. Associated undertakings are reported net of taxation in the Group loss before taxation. The credit is influenced by the geographic mix of profits and losses, which are taxed at the rates applicable in the jurisdictions where the Group operates. With specific exceptions as set out in note 38 to the financial statements, deferred tax credit continues to be recognised in full for the value of tax losses arising in Group companies, as it is expected that the tax losses will be utilised in full against future profits.

Discontinued operations

The results for 2011 included the consolidated results of BZWBK for the quarter to 31 March 2011 and the profit on sale of BZWBK.

Profit from discontinued operations	2012 € m	2011 € m	2010 € m

BZWBK	–	99	329
M&T	–	–	5
BACB	–	–	(60)

Profit before taxation	–	99	274
Income tax expense	–	(17)	(72)

Profit after taxation	–	82	202
Profit on disposal of business	–	1,546	–
Loss recognised on the remeasurement to fair value less costs to sell(1)	–	–	(3)

Profit for the period from discontinued operations	–	1,628	199

(1)Relates to impairment of intangible assets.

2011 v 2010

Discontinued operations recorded a profit after taxation of € 1,628 million in 2011 compared to € 199 million in 2010. Discontinued operations in 2010 were impacted by investment reviews which resulted in a € 62 million writedown with regard to the investment in BACB and by the completion of the disposal of the M&T investment on 4 November 2010. See note 18 to the financial statements for further details.

BZWBK recorded a profit before taxation of € 99 million in the three months to March 2011, compared with € 329 million in the full year 2010 and there was a profit on disposal of the business of € 1,546 million, following completion of the sale on 1 April 2011.

Financial review - 3. Management report

Balance sheet commentary

The commentary on the balance sheet is on a continuing operations basis unless otherwise stated.

Gross loans(1)	31 December 2012 € bn	31 December 2011 € bn	31 December 2010 € bn

Personal & Business Banking	30.0	29.2	30.6
Corporate, Institutional & Commercial Banking	22.4	24.7	25.2
AIB UK	8.9	9.4	9.4
EBS	13.0	13.6	–
Group	–	–	0.1
Total Core	74.3	76.9	65.3
Non-Core	15.0	20.5	28.3

Total gross customer loans	89.3	97.4	93.6
Gross loans held for sale to NAMA	–	–	2.2
Other gross loans held for sale (Non-Core)	0.6	1.2	0.1

Total gross loans	89.9	98.6	95.9

(1)The balance sheet identifies loans eligible for sale to NAMA and loans classified as held for sale as part of deleveraging measures (included in ‘Disposal groups and non-current assets held for sale’) separately from other customer loans.

2012 v 2011

Total gross loans were down € 8.7 billion or 9% since 31 December 2011. This reduction reflected deleveraging measures and continued weak demand for credit from certain sectors in 2012. Total Core loans are down € 2.6 billion which reflects lower demand from larger businesses and corporates, partially offset by new lending to personal and small businesses. Additionally € 0.8 billion of loans were transferred from Core to Non-Core in 2012. Non-Core loans reduced by € 6.1 billion or 28% and is in line with the Group’s commitments to the Financial Measures Programme in 2011. Excluding currency factors, AIB UK gross loans decreased by 8%.

2011 v 2010

While the headline gross customer loans are up € 2.7 billion in 2011, gross loans were down 14% or € 13.6 billion since 31 December 2010 excluding EBS gross loans of € 16.3 billion (including EBS loans classified as Non-Core of € 2.7 billion) at 31 December 2011. This reduction reflected significant ongoing deleveraging measures and continued weak demand for credit in 2011. Excluding currency factors, AIB UK gross loans decreased by 2%.

Net loans(1)	31 December 2012 € bn	31 December 2011 € bn	31 December 2010 € bn

Personal & Business Banking	26.8	27.0	29.4
Corporate, Institutional & Commercial Banking	16.3	19.6	22.8
AIB UK	8.3	9.0	9.1
EBS	12.3	13.1	–
Group	–	–	0.1
Total Core	63.7	68.7	61.4
Non-Core	9.2	13.8	25.0

Total net customer loans	72.9	82.5	86.4
Net loans held for sale to NAMA	–	–	1.9
Other net loans held for sale (Non-Core)	0.4	1.2	0.1

Total net loans	73.3	83.7	88.4

(1)The balance sheet identifies loans eligible for sale to NAMA and loans classified as held for sale as part of deleveraging measures (included in ‘Disposal groups and non-current assets held for sale’) separately from other customer loans.

2012 v 2011

Total net loans decreased by € 10.4 billion or 12%, reflecting the movement of gross loans as set out above and additional impairment charge in the year. The identified pool of Non-Core assets including net customer loans classified as held for sale reduced from € 15.0 billion at 31 December 2011 to € 9.6 billion at 31 December 2012. Excluding currency factors, AIB UK net loans decreased by 9% in 2012.

Financial review - 3. Management report

2011 v 2010

Excluding EBS net loans of € 15.3 billion at 31 December 2011 (including EBS loans classified as Non-Core of € 2.2 billion), net loans decreased by € 20.0 billion or 23%. The identified pool of Non-Core assets including net customer loans classified as held for sale reduced from € 25.1 billion at 31 December 2010 to € 12.8 billion at 31 December 2011 (excluding EBS non-core loans of € 2.2 billion at the end of 2011). The reductions reflected the aforementioned significant ongoing deleveraging measures, weaker credit demand and loan loss provisions. Excluding currency factors, AIB UK net loans decreased by 4% in 2011.

Customer accounts	31 December 2012 € bn	31 December 2011 € bn	31 December 2010 € bn

Personal & Business Banking	27.0	28.2	28.0
Corporate, Institutional & Commercial Banking	14.5	13.8	15.4
AIB UK	10.9	10.2	9.0
EBS	10.1	8.5	–
Group	1.1	–	–
Total Core	63.6	60.7	52.4
Non-Core	–	–	–

Total customer accounts	63.6	60.7	52.4

2012 v 2011

Customer accounts of € 63.6 billion are up € 2.9 billion (5%) since 2011 and €11.2 billion (21%) since 2010. The increase in 2012 was achieved despite a range of deposit pricing actions taken in 2012 and generally reflects a return to more normalised market behaviour. Customer accounts are higher across all business areas with the exception of Personal and Business Banking (“PBB”) which includes the impact of the ongoing wind-up of AIB’s operations in Isle of Man and Channel Islands. Excluding this, PBB customer accounts were up € 0.6 billion (2%) year on year. Excluding currency factors, AIB UK customer accounts increased by 5% in 2012.

2011 v 2010

The increase in total customer accounts of € 8.3 billion includes the acquisition of EBS deposits and Anglo deposits of € 8.5 billion and € 5.3 billion respectively as at 31 December 2011. Excluding the EBS deposits and Anglo deposits, customer accounts were down € 5.5 billion. Bank and sovereign ratings downgrades contributed to an outflow in deposits in the first half of 2011, particularly from Non Bank Financial Institutions (“NBFIs”) and international corporates during quarter 1 2011. In the second half of 2011 customer account balances were broadly stable. Excluding currency factors, AIB UK customer accounts increased by 10% in 2011.

Financial review - 3. Management report

Funding(1)

	31 December 2012		31 December 2011		31 December 2010(2)
Sources of funds - total AIB Group basis	€ bn	%	€ bn	%	€ bn	%

Customer accounts	64	55	61	47	63	45
Deposits by central banks and banks - secured	28	24	36	28	41	29
- unsecured	1	1	1	1	9	7
Certificates of deposit and commercial paper	–	–	–	–	1	1
Asset covered securities (“ACS”)	3	3	4	3	3	2
Securitisation	1	1	1	1	–	–
Senior debt	6	5	11	8	12	9
Capital(3)	13	11	15	12	9	7

Total source of funds	116	100	129	100	138	100

Other(4)	7		8		7

	123		137		145

(1)The funding commentary is on a total AIB Group basis.

(2)Includes BZWBK at 31 December 2010.

(3)Includes total shareholders’ equity, subordinated liabilities and other capital instruments.

(4)Non-funding liabilities including derivative financial instruments, other liabilities, retirement benefits and accruals and other deferred income.

2012 v 2011

Customer accounts contributed 55% of the total funding requirement at 31 December 2012, up from 47% at 31 December 2011. This represents a € 3 billion increase in customer accounts in 2012, notwithstanding outflows of € 2 billion as a result of the announced closure of AIB’s operations in Isle of Man and Channel Islands. This level of growth was noteworthy given management’s focus on reducing the pricing of deposits in both the Irish and UK markets in the second half of 2012.

While wholesale funding markets continued to be challenging in 2012, the second half of the year showed significant improvement in sentiment towards Ireland. Given the emergence of a return to more normalised market operations, AIB re-entered the wholesale market issuing a € 500 million covered bond in November 2012.

At 31 December 2012, the Group held € 41 billion in qualifying liquid assets/contingent funding (excluding trapped liquidity at a Group level relating to AIB Group (UK) plc) of which approximately € 28 billion was used in repurchase agreements. The Group continues to explore and develop contingent collateral and funding facilities to support its funding requirements. In this regard, AIB issued an external residential mortgage backed security (“RMBS”) in May 2012 using mortgage collateral from its UK operations, raising £ 0.3 billion in funding.

Deposits by central banks and banks decreased by € 8 billion year on year. At 31 December 2012 AIB availed of Central Bank funding of € 22 billion, down from € 31 billion in 2011. This included the switching of an additional € 8 billion from short term Central Bank drawings into the 3 year Long Term Repurchase Operation (“LTRO”), with the total 3 year LTRO balance of € 11 billion at December 2012. The reduction in Central Bank drawings in 2012 was due to asset deleveraging, loan amortisation and continued weak demand for credit, the redemption of NAMA senior bonds and increased deposits, offset partially by maturing secured and unsecured bonds (ACS and medium term notes (“MTN”) respectively). Reducing the reliance on Central Bank funding will continue to be a key objective of the Group. The strong deposit growth and the lower loan balances, including deleveraging actions contributed to an improved Group loan to deposit ratio. The Group’s loan to deposit ratio including loans and receivables held for sale decreased from 138% at 31 December 2011 to 115% at 31 December 2012.

Senior debt funding of € 6 billion at 31 December 2012 decreased from € 11 billion at 31 December 2011 due to contractual maturing bonds.

Financial review - 3. Management report

2011 v 2010

The Group’s balance sheet saw significant change in 2011, with the disposal of BZWBK, the acquisition of Anglo NAMA senior bonds and deposits, the acquisition of EBS, asset deleveraging in the Non-Core unit and the completion of AIB’s capital raising measures.

The source of funds continued to show customer accounts as the largest funding source at 47% of total funding requirement at 31 December 2011, up from 45% at 31 December 2010. Excluding the NTMA deposit placed at 30 June 2011 of € 11 billion in advance of recapitalisation in July, customer accounts were broadly stable in the second half of 2011. This was a positive result following the € 5 billion decrease in customer deposits (excluding Anglo) in the first half of 2011. Customer deposits stabilised after the PCAR announcement and the resultant recapitalisation of the Group. Secured funding has decreased by € 5 billion (€ 9 billion excluding EBS repos) due to asset deleveraging and sale of securities held in AIB’s available for sale (“AFS”) portfolio. Unsecured interbank borrowings reduced by € 8 billion to € 1 billion in the full year reflecting the repayment of non standard facilities with the CBI in April 2011. At 31 December 2011 AIB availed of Central Bank funding of € 31 billion (including EBS of € 4 billion), down from € 37 billion at 31 December 2010. AIB extended the bank’s debt maturity by participating in the 3-year Long Term Refinancing Operation, to the amount of € 3.0 billion at 31 December 2011. Reducing the reliance on ECB funding will continue to be a key objective of the bank. Senior debt as a percentage of funding sources decreased by 1% in 2011 to 8% at 31 December 2011 reflecting the repayment of € 2 billion in bonds, offset partially by € 1 billion of EBS bonds. ACS as a percentage of funding sources increased by 1% to 3% at 31 December 2011 due to the inclusion of EBS ACS.

The Group’s loan deposit ratio decreased from 165% at 31 December 2010 to 136% at 31 December 2011 (138% including the aforementioned loans and receivables held for sale). The Group is managing to interim targets for the Liquidity Coverage Ratio (“LCR”) and Net Stable Funding Ratio (“NSFR”) pending their formal introduction as regulatory standards in 2015 and 2018 respectively.

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

Capital

See Capital Management section commencing on page 43.

Financial review - 3. Management report

Segment reporting

In this section, the Group’s operations are reported under the Core banking segments and Group (which includes wholesale treasury activities). Non-Core, which comprises assets which AIB is committed to deleveraging together with related costs, is reported as a distinct portfolio.

The segments’ performance statements include all income and direct costs relating to each segment but exclude certain overheads which are held centrally in the ‘Group’ segment. Funding and liquidity charges are based on actual wholesale funding costs incurred and a segment’s net funding requirements. Wholesale funding costs include ELG charges relating to wholesale funds. Net interest income also includes ELG charges directly attaching to customer deposits within a segment. Income on capital is allocated to segments based on each segment’s capital requirement. Surplus capital is held in the Group segment. The cost of services between segments and from central support functions to segments is based on the estimated actual cost incurred in providing the service.

A summarised view of the Group’s segmental performance is available in note 1 to the financial statements.

Personal & Business Banking (“PBB”) comprises banking operations for personal customers and small enterprises within the Republic of Ireland. This segment also includes Channel Islands and the Isle of Man.

PBB income statement	2012 € m	2011 € m	2010 € m

Net interest income before ELG	672	686	783
ELG	(97)	(103)	(64)
Net interest income	575	583	719
Other income	259	263	297

Total operating income	834	846	1,016
Personnel expenses	(420)	(441)	(443)
General and administrative expenses	(217)	(200)	(175)
Depreciation/amortisation	(55)	(57)	(65)
Total operating expenses	(692)	(698)	(683)

Operating profit before provisions	142	148	333
Provisions for impairment on loans and receivables	(494)	(1,177)	(736)
Provisions for impairment on financial investments available for sale	–	(2)	(2)
Total provisions	(494)	(1,179)	(738)

Operating loss	(352)	(1,031)	(405)
Associated undertakings	13	(39)	16
Loss on disposal of property	–	(1)	–

Loss before disposal of businesses	(339)	(1,071)	(389)
Profit on disposal of businesses	1	10	–

Loss before exceptional items	(338)	(1,061)	(389)

PBB balance sheet metrics	31 December 2012 € bn	31 December 2011 € bn	31 December 2010 € bn

Gross loans	30.0	29.2	30.6
Net loans	26.8	27.0	29.4
Customer accounts	27.0	28.2	28.0

2012 v 2011

PBB loss before exceptional items was € 338 million, an improvement of € 723 million on the 2011 loss of € 1,061 million. Operating profit before provisions of € 142 million was € 6 million (4%) lower than 2011 with income € 12 million (1%) lower and costs € 6 million (1%) lower. Income was lower as a result of the higher cost of deposits, lower level of customer transaction activity resulting in lower fee income partly offset by higher lending margins as a result of pricing actions taken in the year. Total operating expenses were € 6 million lower and include the benefit of ongoing cost management actions taken during the period. Excluding the realignment of costs between Group and segments, which was impacted by refinement to the organisation structure, total operating expenses were € 66 million higher reflecting higher transformation and restructuring costs in 2012. Provisions for impairment on loans and receivables reduced from € 1.2 billion in 2011 to € 0.5 billion in 2012.

Financial review - 3. Management report

Gross loans to customers increased € 0.8 billion (3%) in the year. This increase reflects an internal transfer of customer loans from Non-Core of € 1.4 billion, increased lending to personal customers as part of AIB’s mortgage lending targets and to small businesses offset by customer loan repayments. In 2012, AIB met its lending commitments of € 3.5 billion to SMEs. There was a € 0.6 billion increase in customer accounts when AIB’s operations in Isle of Man and Channel Islands are excluded, representing a return to more normalised deposit market conditions in the second half of 2012.

2011 v 2010

2011 was a particularly difficult year for PBB, as conditions in Ireland’s economy remained very challenging. Competition for deposits further intensified against the background of a low interest rate environment. In addition, lower lending margins mainly reflected lower variable rate home mortgage margins partially offset by increased margins on other products. Higher unemployment and lower disposable incomes contributed to higher mortgage impairments.

For the year ended 31 December 2011, PBB recorded a loss before exceptional items of € 1,061 million with provisions for impairment on loans and receivables of € 1,177 million. This compares with a loss before exceptional items of € 389 million in 2010 with provisions for impairment on loans and receivables of € 736 million.

Operating profit before provisions was € 148 million. This was down 56% when compared to 2010, with total operating income of € 846 million down 17% and total operating expenses of € 698 million, an increase of 2%.

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

Net interest income for year ended 31 December 2011 of € 583 million was 19% lower than 2010. This reduction in net interest income was due to the cost of the Eligible Liabilities Guarantee (ELG) scheme together with the higher cost of wholesale funding. In addition, there was a reduction in the average earning loan volumes due to the migration of loans from earning to impaired and scheduled loan repayments during 2011. There was also a reduction in lending margins, due to variable rate home mortgage pricing as the April and July 25bps ECB rate increases were not passed on to customers. The effect of this was partly offset by some recovery in non mortgage lending margin during the year.

Other income for year ended 31 December 2011 of € 263 million was 11% lower than 2010 reflecting lower level of customer transaction activity with an adverse impact on fees and other income.

Total operating expenses for year ended 31 December 2011 of € 698 million were 2% higher than 2010. Rigorous cost management of the PBB cost base was offset by costs associated with increases in the number of personnel in credit management and compliance roles.

The provision charge for impairment on loans and receivables for year ended 31 December 2011 was € 1,177 million and represents a charge of 3.95% of average gross loans. Impairment charge on the PBB loan portfolio remains high but within expectations due to the economic downturn, which has resulted in high levels of unemployment and lower disposable incomes. These factors combined with high levels of personal debt have given rise to a significant increase in impaired loans. Impaired loans at 31 December 2011 were € 1.2 billion higher at € 2.7 billion when compared to 31 December 2010, driven principally by growth in home mortgage impaired loans of € 1 billion (owner occupier € 0.7 billion, buy to let € 0.3 billion).

Losses incurred on associated undertakings reflect an impairment charge of € 36 million in respect of the investment in Aviva Life Holdings Limited - see note 35 to the financial statements for further details.

Profit on disposal of business for the year ended 31 December 2011 of € 10 million represents the profit from sale of AIB Jerseytrust Limited, located in the Channel Islands.

Financial review - 3. Management report

Corporate, Institutional & Commercial Banking (“CICB”) comprises banking operations for mid-sized commercial and corporate enterprises. It also includes a Corporate Finance business and a Treasury customer services area which delivers treasury services to customers of the Group.

CICB income statement	2012 € m	2011 € m	2010 € m

Net interest income before ELG	102	264	322
ELG	(190)	(185)	(154)
Net interest income	(88)	79	168
Other income	75	85	73

Total operating (loss)/income	(13)	164	241
Personnel expenses	(173)	(163)	(144)
General and administrative expenses	(64)	(86)	(79)
Depreciation/amortisation	(12)	(14)	(13)
Total operating expenses	(249)	(263)	(236)

Operating (loss)/profit before provisions	(262)	(99)	5
Provisions for impairment on loans and receivables	(916)	(2,933)	(1,557)
Provisions for liabilities and commitments	(4)	–	–
Provisions for impairment on financial investments available for sale	–	(5)	(7)
Total provisions	(920)	(2,938)	(1,564)

Operating loss	(1,182)	(3,037)	(1,559)

Loss before exceptional items	(1,182)	(3,037)	(1,559)

CICB balance sheet metrics	31 December 2012 € bn	31 December 2011 € bn	31 December 2010 € bn

Gross loans	22.4	24.7	25.2
Net loans	16.3	19.6	22.8
Customer accounts	14.5	13.8	15.4

2012 v 2011

CICB loss before exceptional items was € 1.2 billion in 2012 compared to a loss of € 3.0 billion in 2011. Operating loss before provisions was € 262 million in 2012 compared to € 99 million in 2011, with negative total operating income of € 13 million down € 177 million and total operating expenses of € 249 million down € 14 million.

Negative net interest income of € 88 million was € 167 million lower than 2011. The reduction related to a combination of higher non-performing loans and higher deposit funding costs driven by pricing pressure and a lower interest rate environment. Other income of € 75 million was 12% lower than 2011 reflecting lower fee and foreign exchange income and interest rate swap income. Total operating expenses of € 249 million were 5% lower than 2011. Excluding the realignment of costs between Group and segments, which was impacted by refinement to the organisation structure, total operating expenses were in line with 2011. Personnel expenses were 6% higher due to increased staff numbers which were mainly required to support more intensive credit management activity relating to distressed customers. General and administrative expenses of € 64 million in 2012 reduced by 26%, primarily driven by lower external provider fees associated with business transformation in 2011. Provisions for impairment on loans and receivables for 2012 were € 0.9 billion compared to € 2.9 billion in 2011. While the reduction in the credit provision charge is significant, the level of the charge remains elevated due to the difficult domestic economic environment and continued decline in property valuations.

Gross loans to customers decreased € 2.3 billion (9%) reflecting lower customer demand and an internal transfer of customer loans to Non-Core.

There was a € 0.7 billion (5%) increase in customer accounts representing a return to more normalised deposit market conditions in the second half of 2012.

Financial review - 3. Management report

2011 v 2010

CICB loss before exceptional items was € 3.0 billion in 2011 compared to € 1.6 billion in 2010. Operating loss before provisions of € 99 million in 2011 compared to an operating profit of € 5 million in 2010, with total operating income of € 164 million down by € 77 million and total operating expenses of € 263 million up € 27 million.

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

Gross loans were down € 0.5 billion compared to 2010 and net loans were down by € 3.2 billion, mainly due to provision charges. Demand for business credit remained at subdued levels reflecting the uncertain economic outlook.

Other income of € 85 million was 16% higher due to lower mark to market writedowns in 2011. Excluding the writedowns, other income was lower than 2010 reflecting lower fee and foreign exchange income.

Personnel expenses were € 19 million higher due to increased staff numbers which were mainly required to support more intensive credit management activity and the reversal in 2010 related to personnel expenses not utilised. General and administrative expenses of € 86 million in 2011 increased by 9%, primarily driven by higher external provider fees associated with business transformation.

The provision charge for impairment on loans and receivables for 2011 was € 2.9 billion compared to € 1.6 billion in 2010. The increase in the impairment charge reflects the stressed economic environment and falling property values through 2011.

Financial review - 3. Management report

AIB UK comprises retail and commercial banking operations in Britain operating under the trading name Allied Irish Bank (GB) (“AIB GB”) and in Northern Ireland operating under the trading name First Trust Bank (“FTB”).

AIB UK income statement			2012 £ m	2011 £ m	2010 £ m

Net interest income before ELG			112	167	241
ELG			(29)	(51)	(45)
Net interest income			83	116	196
Other income			54	61	77

Total operating income			137	177	273
Personnel expenses			(88)	(109)	(118)
General and administrative expenses			(70)	(54)	(39)
Depreciation/amortisation			(9)	(6)	(8)
Total operating expenses			(167)	(169)	(165)

Operating (loss)/profit before provisions			(30)	8	108
Provisions for impairment on loans and receivables			(79)	(194)	(104)

Operating (loss)/profit			(109)	(186)	4
Associated undertakings			2	2	2

(Loss)/profit before exceptional items			(107)	(184)	6

(Loss)/profit before exceptional items	€	m	(131)	(214)	7

AIB UK balance sheet metrics	31 December 2012 £ bn			31 December 2011 £ bn	31 December 2010 £ bn

Gross loans			7.3	7.9	8.1
Net loans			6.8	7.5	7.8
Customer accounts			8.9	8.5	7.7

2012 v 2011

AIB UK reported a loss before exceptional items of £ 107 million, an improvement of £ 77 million on 2011. The operating loss before provisions of £ 30 million, £ 38 million lower than 2011 was primarily driven by a reduction in net interest income. Other income fell by 11% due to lower business transactions. Total operating expenses of £ 167 million were 1% lower than the previous year. Excluding the realignment of costs between Group and segments, which was impacted by refinement to the organisation structure, total operating expenses were £11 million or 7% higher than the previous year. Personnel expenses declined by 19% in the year, but were offset by higher general and administrative expenses mainly due to restructuring costs for head office and branch amalgamations and closures in 2012. Provisions for impairment on loans and receivables for the year decreased by 59% to £ 79 million, compared to 2011.

Gross loans have fallen by 8% due to loan repayments and lower customer demand. Customer accounts have increased by 5% since December 2011, with increases occurring mainly through the Savings Direct channel(1) and also in the AIB GB branch network. AIB UK withdrew from the ELG scheme in August 2012.

(1)The Savings Direct channel was established following the transfer of deposits from Anglo Irish Bank in 2011.

Financial review - 3. Management report

2011 v 2010

AIB UK reported a loss before exceptional items of £ 184 million. Operating profit before provisions was £ 8 million in 2011 compared with a profit of £ 108 million in 2010, reflecting the reduction in loan volumes and continued competition for customer deposits.

The reduction in operating profit was primarily driven by a 41% reduction in net interest income. This reflects a reduction in income from lower lending volumes mainly as a result of asset transfers to NAMA and Non-Core combined with continued margin compression on customer deposits. Lending margins continued to improve during the year, while net customer loans fell since December 2010. Customer deposits increased by 10% since December 2010, which reflects the Anglo deposit business acquired in February 2011. While there was some reduction in the AIB originated UK book, this stabilised in the second half of 2011. As a result of the decrease in advances and increase in the deposit book, the loan deposit ratio improved to 88% at 31 December 2011.

Other income fell by 21%, as a result of the reduction in fee income due to lower business transactions than the previous year and a gain on disposal of available for sale debt securities in 2010 which was not repeated in 2011. Costs increased by 2% on the previous year, with lower staff costs as a result of reduced staff numbers and lower pension costs offset by higher operating expenses due to non recurring items.

Loan impairment charges for the year increased to £ 194 million, due to the continued economic downturn along with a higher IBNR charge in 2011.

Financial review - 3. Management report

EBS was acquired by AIB on 1 July 2011 and therefore the 2011 results are for a six month period only. EBS is primarily a mortgage based lending operation located in the Republic of Ireland. The income statement presented below is prepared on a management reporting basis and it excludes non-core and treasury related activities which are reported under the Non-Core and Group segments respectively.

EBS income statement	2012 € m	2011 € m

Net interest income before ELG	122	113
ELG	(60)	(27)
Net interest income	62	86
Other income	11	5

Total operating income	73	91
Personnel expenses	(30)	(18)
General and administrative expenses	(32)	(19)
Depreciation/amortisation	(10)	(5)
Total operating expenses	(72)	(42)

Operating profit before provisions	1	49
Provisions for impairment on loans and receivables	(237)	(201)

Operating loss	(236)	(152)

Loss before exceptional items	(236)	(152)

EBS balance sheet metrics	31 December 2012 € bn	31 December 2011 € bn

Gross loans	13.0	13.6
Net loans	12.3	13.1
Customer accounts	10.1	8.5

2012 v 2011

EBS reported a loss before exceptional items of € 236 million for the full year 2012 compared to € 152 million for the six months in 2011, which includes provisions for impairment on loans and receivables of € 237 million (€ 201 million in 2011). The operating profit before provisions for the period was € 1 million.

Net interest income for the period was € 62 million. The cost of deposits remained high during the year as competition for deposits remained intense against the background of a low interest rate environment. Total operating expenses in the period were € 72 million. Provisions for impairment on loans and receivables of € 237 million represents 1.8% of average loan balances and brings total provisions at 31 December 2012 to € 715 million or 5.5% of outstanding balances compared to € 461 million or 3.4% of outstanding balances at 31 December 2011.

EBS continues to support the residential mortgage market in Ireland through mortgages advanced to first time buyers and home movers. However, demand for new mortgages throughout 2012 was very low and gross loans reduced € 0.6 billion (4%).

EBS continues to have a strong franchise in the retail deposit market and at 31 December 2012 had total customer accounts of € 10.1 billion, an increase of € 1.6 billion or 19% since 31 December 2011.

Financial review - 3. Management report

2011 v 2010

EBS reported a loss before exceptional items of € 152 million for the period since acquisition by AIB on 1 July 2011. The loss of € 152 million included provisions for impairment on loans and receivables of € 201 million.

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

The impairment charge for loans and receivables of € 201 million on an annualised basis represented 2.94% of average loans. The economic conditions in the Republic of Ireland continue to be extremely challenging for customers and the impact of high unemployment, austerity measures and a stressed property market led to increased default levels and consequently higher impairment charges. EBS is fully committed to supporting customers in financial difficulty.

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

Financial review - 3. Management report

Group includes wholesale treasury activities, central services costs and income on surplus capital.

Group income statement	2012 € m	2011 € m	2010 € m

Net interest income before ELG	364	371	492
ELG	4	(51)	2
Net interest income	368	320	494
Other income	(37)	(22)	(112)

Total operating income	331	298	382
Personnel expenses	(216)	(117)	(94)
General and administrative expenses	(167)	(208)	(157)
Depreciation/amortisation	(31)	(30)	(90)
Total operating expenses	(414)	(355)	(341)

Operating (loss)/profit before provisions	(83)	(57)	41
Provisions for liabilities and commitments	–	(11)	–
Provisions for impairment on financial investments available for sale	(84)	(270)	(54)
Total provisions	(84)	(281)	(54)

Operating loss	(167)	(338)	(13)
Profit on disposal of property	2	–	46

(Loss)/profit before disposal of businesses	(165)	(338)	33
Profit/(loss) on disposal of businesses	–	28	(11)

(Loss)/profit before exceptional items	(165)	(310)	22

Group balance sheet metrics	31 December 2012 € bn	31 December 2011 € bn	31 December 2010 € bn

Gross loans	–	–	0.1
Net loans	–	–	0.1
Customer accounts	1.1	–	–

2012 v 2011

Group reported a loss before exceptional items for the year to December 2012 of € 165 million compared to € 310 million for the year to December 2011.

Total operating income of € 331 million in 2012 was € 33 million higher compared to € 298 million in 2011. The increase included higher income from Wholesale Treasury and net gains of € 31 million from the disposal of UK and Eurozone securities partially offset by lower income on surplus capital due to a lower interest rate environment. ELG costs reduced by € 55 million in the period primarily due to the reduction in deposits.

Total operating expenses in 2012 of € 414 million increased from € 355 million in 2011. Excluding the realignment of costs between Group and segments, which was impacted by refinement to the organisation structure, Group costs reduced by € 46 million mainly due to lower external provider fees. 2011 included external provider fees in relation to capital raising and transformation programme.

Total provisions reduced to € 84 million in 2012 from € 281 million in 2011. The charge in 2011 primarily related to bonds held in other financial institutions whilst the charge of € 84 million in 2012 related to an impairment of the NAMA subordinated bonds.

Financial review - 3. Management report

2011 v 2010

Group reported a loss before exceptional items of € 310 million compared to a profit of € 22 million in 2010. This out-turn reflected higher impairment on financial investments available for sale and lower profit from wholesale treasury activities.

The trends in net interest income and other income in Group were impacted by the reclassification of income between headings in relation to interest rate hedging. Consequently, it is more meaningful to analyse the trend in total operating income. Total operating income excluding exceptional items decreased from € 382 million in 2010 to € 298 million in 2011. This reflected lower income from wholesale treasury activities partly offset by higher capital income in 2011.

Total operating expenses of € 355 million in 2011 increased by € 14 million compared to 2010. This reflected significant expenditure on external engagement including external provider fees and regulatory fees. These increases were partly offset by lower depreciation/amortisation in 2011, mainly due to a writedown in 2010 in the value of intangible assets in relation to projects discontinued.

Total provisions increased from € 54 million in 2010 to € 281 million in 2011. The increase in provision for impairment on financial investments available for sale reflected the impairment of Eurozone bank and sovereign bonds and the impairment of subordinated bonds received on transfer of assets to NAMA.

The profit on disposal of business in 2011 mainly reflects the profit on sale of the investment in AIB International Financial Services and related companies of € 27 million.

Financial review - 3. Management report

Non-Core comprises non strategic assets, assets which the bank is committed to deleveraging and activity relating to the transfer of loans to NAMA.

	2012	2011	2010
Non-Core income statement	€ m	€ m	€ m

Net interest income before ELG	96	211	272
ELG	(9)	(63)	(38)
Net interest income	87	148	234
Other income	(57)	37	115

Total operating income	30	185	349
Personnel expenses	(66)	(70)	(102)
General and administrative expenses	(41)	(62)	(72)
Depreciation/amortisation	–	(2)	(2)
Total operating expenses	(107)	(134)	(176)

Operating (loss)/profit before provisions	(77)	51	173
Provisions for impairment on loans and receivables	(690)	(3,325)	(3,601)
Provisions for liabilities and commitments	(5)	(6)	–
Provisions for impairment on financial investments available for sale	(2)	(6)	(11)
Total provisions	(697)	(3,337)	(3,612)

Operating loss	(774)	(3,286)	(3,439)
Associated undertakings	(5)	–	–

Loss before disposal of businesses	(779)	(3,286)	(3,439)
Profit on disposal of businesses	2	–	–

Loss before exceptional items	(777)	(3,286)	(3,439)

	31 December	31 December	31 December
	2012	2011	2010
Non-Core balance sheet metrics	€ bn	€ bn	€ bn

Gross loans(1)	15.6	21.7	28.4
Gross loans held for sale to NAMA	–	–	2.2
Net loans(2)	9.6	15.0	25.1
Net loans held for sale to NAMA	–	–	1.9

(1)Includes other gross loans held for sale, excludes gross loans held for sale to NAMA.

(2)Includes other net loans held for sale, excludes net loans held for sale to NAMA.

2012 v 2011

Non-Core loss before exceptional items amounted to € 777 million for 2012, a decrease of 76% on € 3,286 million in 2011. Net interest income declined by € 61 million (41%), principally due to reductions in Non-Core loan volumes arising from ongoing deleveraging, partly offset by reduced wholesale funding costs and lower ELG costs. Other income decreased by € 94 million following the sale of Non-Core businesses and loan breakage and associated costs relating to deleveraging. Total operating expenses for 2012 of € 107 million were 20% lower than 2011. Excluding the realignment of costs between Group and segments, which was impacted by refinement to the organisation structure, Non-Core costs reduced to € 107 million in 2012 from € 130 million in 2011 mainly due to lower legal and due diligence costs associated with loans transferred to NAMA and lower operating costs following the sale of Non-Core portfolios and businesses. Provisions for impairment on loans and receivables were € 0.7 billion in 2012, a reduction of € 2.6 billion from 2011 levels. Associated undertakings reflect an impairment charge in respect of a Non-Core held for sale investment.

Gross loans of € 15.6 billion reduced by € 6.1 billion in 2012 reflecting the ongoing deleveraging of Non-Core loans.

Total net loans reduced by € 15.5 billion since inception of the deleveraging programme. When EBS non core loans are included, the total loan deleveraging represents c. 89% of the three year deleveraging target of € 20.5 billion to be achieved by the end of 2013. The loss on disposal of loans is treated as an exceptional item and is set out on page 22. Losses incurred to date represent an overall cumulative discount of 10% on disposals/amortisation which were significantly less than the average discount set out in the Financial Measures Programme process.

Financial review - 3. Management report

2011 v 2010

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

Losses before exceptional items of € 3.3 billion in 2011 compared to € 3.4 billion in 2010. Net interest income declined by 37% from € 234 million to € 148 million as loan volumes declined significantly in line with the bank’s ongoing deleveraging strategy. Lower fee income following the sale of Non-Core businesses and losses on credit derivative contracts contributed to the fall in other income.

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

Financial review - 4. Capital management

Capital

The objectives of the Group’s capital management policy are to at all times comply with regulatory capital requirements and to ensure that the Group has sufficient capital to cover the current and future risks inherent in its business and to support its future development. The Group does this through an Internal Capital Adequacy Assessment Process (“ICAAP”), which is subject to supervisory review and evaluation. The minimum regulatory capital requirements set by the Central Bank, which reflect the requirements of the Capital Requirements Directive (“CRD”) established a floor of 4% under which the core tier 1 capital ratio must not fall (8% for total capital ratio). Following the Prudential Capital Assessment Review (“PCAR”) in March 2011, the Central Bank announced a new minimum capital target for AIB of 10.5% core tier 1 capital ratio in a base scenario and 6% core tier 1 capital ratio in a stressed scenario. These target ratios form the basis of the Group’s capital management policy and are the capital adequacy requirements effective as at 31 December 2012.

The Group’s capital base underwent significant changes in 2011, the most significant of which was the recapitalisation of the Group by the Irish Government following the completion of the Central Banks’ Financial Measures Programme. As a result of the PCAR 2011 exercise, AIB was required to raise capital of € 14.8 billion which was completed in July 2011 via the following:

–	Liability management exercise € 2.1 billion
–	Equity placing to NPRFC € 5.0 billion
–	Contingent capital issue € 1.6 billion
–	Capital contribution € 6.1 billion

In May 2012, following an Irish High Court order, € 5.9 billion was transferred into revenue reserves. € 2 billion of share premium was cancelled and € 3.9 billion was reduced from capital redemption reserves. This had no impact on the Group’s capital base in 2012. The Group’s core tier 1 capital ratio was 15.1% as at 31 December 2012, down from 17.9% as at 31 December 2011 (see commentary on page 44).

Capital Requirements Directive (“CRD”)

The CRD, which came into force on 1 January 2007, is the EU directive that establishes the regulatory capital adequacy requirements for credit institutions. It is set out in three distinct ‘pillars’. Pillar 1 is concerned with the calculation of the minimum capital requirements for credit risk, market risk and operational risk. It introduced greater granularity and sensitivity in risk weightings, including for certain portfolios risk weightings determined by regulatory approved internal rating models (known as the Internal Ratings Based approach). Under Pillar 2 banks are required to estimate their own internal capital requirements to cover all material risks (not limited to the pillar 1 risks) as part of their ICAAP which is then subject to supervisory review and evaluation (known as the “SREP”). Pillar 3 (‘market discipline’) involves the disclosure of a suite of qualitative and quantitative risk management information to the market. The Group issued its most recent pillar 3 disclosures in June 2012.

Since it first came into effect the CRD has been amended a number of times (“CRD II” and “CRD III”). These amendments reflected in the main; new requirements on hybrid tier one capital instruments; updates to the large exposures regime; improved risk management requirements for securitisations; and changes to trading book capital requirements. These amendments have not had a material impact on the capital position of the Group. In July 2011 a further amendment to the CRD was proposed by the European Commission to implement Basel 3 in Europe. This new directive, CRD IV, was due to be in place from 1 January 2013. The implementation of CRD IV has been delayed from its original target implementation date, as drafting of the underlying regulations and directive has not completed. Notwithstanding this it is still expected to come into effect on a phased basis in 2013, fully effective from 1st January 2018. It is based on the Basel 3 recommendations, which were developed in response to the recent banking crisis and aims to strengthen the capital adequacy of banks by increasing:

–	the quality of eligible capital the banks can include in their capital base for capital adequacy purposes; and
–	the quantity of capital held by setting significantly higher minimum capital ratios and identifying capital buffers that can be imposed by national supervisors according to their assessment of risk exposure.

Based on our current interpretation of the draft CRD IV regulations, the Group’s pro forma Common Equity Tier 1 (“CET 1”) ratio, including the 2009 Preference Shares (which will continue to be considered as CET 1 until 31 December 2017), is estimated at 9.7% as at 31 December 2012.

Financial review - 4. Capital management

The following table summarises the Group capital position as at 31 December 2012 and 2011:

	2012	2011
Capital adequacy information*	€ m	€ m

Tier 1
Paid up share capital and related share premium	8,096	10,096
Eligible reserves	3,022	5,313
Regulatory adjustments	(312)	(263)

Core tier 1 capital	10,806	15,146
Supervisory deductions from tier 1
Unconsolidated financial investments	(6)	(2)
Securitisations	(45)	(79)

Total tier 1 capital (Core tier 1 capital including supervisory deductions)	10,755	15,065

Tier 2
Eligible reserves	125	125
Credit provisions	682	795
Subordinated term loan capital	1,154	1,472
Supervisory deductions from tier 2 capital	(51)	(81)

Total tier 2 capital	1,910	2,311

Gross capital	12,665	17,376
Supervisory deductions	(74)	(74)

Total capital	12,591	17,302

Risk weighted assets (unaudited)
Credit risk	66,335	77,863
Market risk	616	560
Operational risk	4,466	5,856

Total risk weighted assets	71,417	84,279

Capital ratios (unaudited)
Core tier 1	15.1%	17.9%
Total	17.6%	20.5%

Risk weighted assets (“RWAs”) reduced by € 12.9 billion in the year to 31 December 2012. The credit RWAs reduction of € 11.5 billion is primarily a result of deleveraging, amortisations and increased provisions, which were offset, to a degree, by deterioration in credit quality, particularly in the mortgage portfolio. The RWAs attached to Operational risk reduced by € 1.4 billion in 2012 reflecting the reduced levels of income in the annual calculation, arising, in the main, from disposals and the impact of the economic decline in the last three years.

Core tier 1 capital has reduced by € 4.3 billion in the period; this is primarily due to the attributable loss for the period. The impact of this movement together with the decrease in RWAs is a reduction in the core tier 1 capital ratio from 17.9% at 31 December 2011 to 15.1% at 31 December 2012. The core tier 1 ratio is in excess of the 10.5% target core tier 1 requirement as announced under the Financial Measures Programme in March 2011.

Total capital reduced by € 4.7 billion in the year to 31 December 2012, due to the € 4.3 billion movements in core tier 1 capital described above and a € 0.4 billion reduction in tier 2 capital. The reduction in tier 2 capital results from the continued amortisation of the contingent capital instrument that is within five years to maturity. The contingent capital instrument is due to mature in July 2016. The impact of this movement together with the decrease in RWAs is a reduction in the total capital ratio from 20.5% at 31 December 2011 to 17.6% at 31 December 2012.

*Forms an integral part of the audited financial statements.
44

Financial review - 5. Critical accounting policies and estimates

The Group’s accounting policies are set out on pages 193 to 217 of this report.

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of certain assets, liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. The estimates and assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Since management judgement involves making estimates concerning the likelihood of future events, the actual results could differ from those estimates.

The accounting policies that are deemed critical to AIB’s results and financial position, in terms of the materiality of the items to which the policy is applied and the estimates that have a significant impact on the financial statements are set out in this section. In addition, estimates with a significant risk of material adjustment in the next year are also discussed.

Going concern*

The financial statements have been prepared on a going concern basis. In making its assessment of the Group’s ability to continue as a going concern, the Board of Directors have taken into consideration the significant economic and market risks and uncertainties that continue to impact the Group. These include the ability to access Eurosystem funding and Central Bank liquidity facilities to meet liquidity requirements. In addition, the Directors have considered the current level of capital and the potential requirement for capital in the period of assessment. Furthermore, the Directors considered the risks and uncertainties impacting the Eurozone and have taken into account the developments taken at EU level which saw a marked easing of the Eurozone sovereign debt crisis and improvements in conditions in Eurozone financial markets during the second half of 2012.

Loan impairment*

AIB’s accounting policy for impairment of financial assets is set out in accounting policy number 15. The provisions for impairment on loans and receivables at 31 December 2012 represent management’s best estimate of the losses incurred in the loan portfolios at the reporting date.

The estimation of loan losses is inherently uncertain and depends upon many factors, including loan loss trends, portfolio grade profiles, local and international economic climates, conditions in various industries to which AIB Group is exposed and other external factors such as legal and regulatory requirements.

Credit risk is identified, assessed and measured through the use of credit rating and scoring tools. The ratings influence the management of individual loans. Special attention is paid to lower quality rated loans and when appropriate, loans are transferred to specialist units to help avoid default, or where in default, to help minimise loss. The credit rating triggers the impairment assessment and if relevant the raising of specific provisions on individual loans where there is doubt about their recoverability.

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

The amount of specific provision required on an individually assessed loan is highly dependent on estimates of the amount of future cash flows and their timing. Individually insignificant impaired loans are collectively evaluated for impairment. As this process is model driven, the total amount of the Group’s impairment provisions on these loans is somewhat uncertain as it may not totally reflect the impact of the prevailing market conditions.

Changes in the estimate of the value of security and the time it takes to receive those cash flows could have a significant effect on the amount of impairment provisions required and on the income statement expense and on the statement of financial position, for example, in assessing the value of residential property held as collateral for impaired mortgage loans in Ireland, AIB uses a ‘peak to trough’ house price decline of 55% as a base. In certain circumstances, realisation costs of 10% to 20% are also deducted.

*Forms an integral part of the audited financial statements.

45

Financial review - 5. Critical accounting policies and estimates

Specific provisions (continued)

For larger impaired loans (individually significant) other factors such as recent transactional evidence and/or local knowledge are considered, which can result in higher discounts to collateral values. CSO statistics for December 2012 outline a ‘peak to trough’ decline of 49.6% for residential property, nationally. If prices were to decline by a further 5% from AIB’s assumed values and this decline fell directly through to the collateral values of its impaired mortgage loans in Ireland, the additional impairment provision impact would be in the range of approximately € 240 million to € 280 million.

The construction and property loan portfolio continues to be adversely impacted by the downturn in both the Irish and UK economies. Collateral values have significantly reduced and, particularly in Ireland, market activity is very low in the sector. Accordingly, the estimation of cash flows likely to arise from the realisation of such collateral is subject to a very high degree of uncertainty.

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

The potential impact of an increase of one month in the emergence period could result in additional impairment provisions of c. € 40 million to € 50 million relating to the residential mortgage portfolio and c. € 80 million to € 90 million for the non-mortgage portfolios.

Forbearance

The Group’s accounting policy for forbearance is set out in accounting policy number 15 ‘Impairment of financial assets’ which incorporates forbearance.

The Group has developed a number of forbearance strategies for both short-term and longer-term solutions to assist customers experiencing financial difficulties. The forbearance strategies involve modifications to contractual repayment terms in order to improve the collectability of outstanding debt, to avoid default, and where relevant, to avoid repossessions. The longer-term advanced forbearance strategies are currently in the process of being rolled out to relevant residential mortgage customers in Ireland. Accordingly, a higher level of judgement and estimation is involved in determining their effects on impairment provisions. Further information on forbearance strategies is set out in the ‘Risk management’ section of this report.

Deferred taxation*

The Group’s accounting policy for deferred tax is set out in accounting policy number 13. Details of the Group’s deferred tax assets and liabilities are set out in note 38.

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

In assessing the future profitability of the Group, the Board has considered a range of positive and negative evidence for this purpose. Among this evidence, the principal positive factors include the:

–	financial support provided by the Irish Government to AIB as agreed with the EU/IMF;
–	Irish Government’s committed support to AIB and its nomination of the Group as one of two pillar banks in the smaller reconstructed Irish banking sector;
–	updated restructuring plan submitted to the European Commission in September 2012, targeting a return to profitability in 2014 and the ability to grow profits thereafter;
–	financial support provided to the Irish State under the EU/IMF programme;
–	absence of any expiry dates for Irish and UK tax losses;

*Forms an integral part of the audited financial statements.
46

Deferred taxation* (continued)

–	non-enduring nature of the loan impairments at levels which resulted in recent years’ losses; and
–	external forecasts for Ireland and the UK which indicate continued economic recovery through the period of the medium-term financial plan.

Against this, there are a number of uncertainties inherent in any long-term financial assumptions and projections and other negative evidence, including:

–	continued funding and margin pressures;
–	reduced size of the Group’s operations following re-structuring;
–	recent reductions in a number of external forecasts of near-term economic growth rates in Ireland and the UK; and
–	instability in the Eurozone and in the Irish and global economies.

The Group’s strategy and its medium term financial plan targets a return to profitability by 2014 and growth in profitability thereafter.

Taking account of all relevant factors, and in the absence of any expiry date for tax losses in Ireland, the Group further believes that it is more likely than not that there will be future profits in the medium term and beyond, in the relevant Irish Group companies against which to use the tax losses. Assuming a sustainable market return on equity over the long term for future profitability levels in Ireland, it will take an extended time period, in excess of 20 years, to absorb such tax losses.

Notwithstanding the absence of any expiry date for tax losses in the UK, AIB has concluded that the recognition of deferred tax assets in its UK subsidiary be limited to the amount projected to be realised within a time period of 15 years. This is the timescale within which the Group believes that it can assess the likelihood of its profits arising as being more likely than not.

However, for certain other subsidiaries and branches, the Group has also concluded that it is more likely than not that there will be insufficient profits to support recognition of deferred tax assets.

The amount of recognised deferred tax assets arising from unused tax losses amounts to € 3,904 million of which € 3,270 million relates to Irish tax losses and € 634 million relates to United Kingdom tax losses.

IAS 12 does not permit a company to apply present value discounting to its deferred tax assets or liabilities, regardless of the estimated timescales over which those assets or liabilities are projected to be realised. AIB Group’s deferred tax assets are projected to be realised over a long timescale, benefiting from the absence of any expiry date for Irish or UK tax losses. As a result, the carrying value of the deferred tax assets on the statement of financial position does not reflect the economic value of those assets.

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

NAMA senior bonds are designated as loans and receivables as they meet the criteria to be so designated.

The bases for measurement, interest recognition and impairment for NAMA senior bonds are the same as those for loans and receivables (see accounting policy numbers 6, 15, and 18). There is no active market for the NAMA senior bonds, accordingly, the fair value at take on was determined using a valuation technique.

*Forms an integral part of the audited financial statements.
47

Financial review - 5. Critical accounting policies and estimates

NAMA senior bonds designation and valuation* (continued)

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

NAMA senior bonds are subject to the same credit review processes and procedures as for loans and receivables (accounting policy number 17).

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

In calculating the scheme liabilities and the charge to the income statement, the Directors have chosen a number of financial and demographic assumptions within an acceptable range, under advice from the Group’s actuaries which include price inflation, pension increases, earnings growth and the longevity of scheme members. The impact on the income statement and statement of financial position could be materially different if a different set of assumptions were used. The assumptions adopted for the Group’s pension schemes are set out in note 12 to the financial statements, together with a sensitivity analysis of the scheme liabilities to changes in those assumptions.

In June 2012, the Group announced a pay and benefits review which proposed amendments to the pay and benefits of staff. At 31 December 2012, certain elements of this review had already been implemented and their impact was recognised in the financial statements. In relation to the proposed closure of the defined benefit schemes to further accrual, whilst the Group had signalled its intentions in this regard, this had not occurred at 31 December 2012, therefore, its impact was not recognised in the financial statements.

Termination benefits provisions

The Group’s accounting policy for termination benefits is set out in accounting policy number 11.

The Group announced a voluntary severance programme in May 2012 which included both an early retirement scheme and a voluntary severance scheme. The programme is scheduled to run until December 2013, however, a sizeable number of staff have already left the Group. The income statement has been charged for the expense relating to all staff expected to leave under this programme. The provisions at 31 December 2012 are based on management’s best estimate of the cost for the expected level of staff leaving in 2013 based on currently known facts and expectations.

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

*Forms an integral part of the audited financial statements
48

Financial review - 6. Deposits and short term borrowings

Customer accounts

The following table analyses average deposits by customers based on the location of the offices in which the deposits are recorded for 2012, 2011 and 2010, with 2010 showing continuing and discontinued operations separately. The discontinued operations were disposed of on 1 April 2011.

	2012	2011		2010

	Total	Total	Continuing	Discontinued
			operations	operations
	€ m	€ m	€ m	€ m

Domestic offices
Current accounts	11,251	11,179	11,641	–
Deposits
Demand	7,311	5,388	6,110	–
Time	30,986	31,068	30,984	–
	49,548	47,635	48,735	–

Foreign offices
Current accounts	4,326	4,144	5,403	4,335
Deposits:
Demand	2,368	1,920	2,611	–
Time	6,646	6,759	11,525	5,920
	13,340	12,823	19,539	10,255

Total	62,888	60,458	68,274	10,255

Current accounts are both interest bearing and non-interest bearing checking accounts raised through AIB Group’s branch network in Ireland, Northern Ireland and Britain. Poland, which was presented as a discontinued operation in 2010, was disposed of on 1 April 2011.

Demand deposits attract interest rates which vary from time to time in line with movements in market rates and according to size criteria. Such accounts are not subject to withdrawal by cheque or similar instrument and have no fixed maturity dates.

Time deposits are generally larger, attract higher rates of interest than demand deposits and have predetermined maturity dates.

Customer accounts by currency

The following table analyses customer deposits by currency as at 31 December:

	2012	2011	2010

	Total	Total	Continuing	Discontinued
			operations	operations
	€ m	€ m	€ m	€ m

Euro	49,755	46,376	38,715	908
US dollar	1,145	1,197	1,422	203
Sterling	12,567	12,974	11,869	57
Polish zloty	2	3	–	9,317
Other currencies	141	124	383	11

Total	63,610	60,674	52,389	10,496

Financial review - 6. Deposits and short term borrowings

Large time deposits and certificates of deposit

The following tables show details of the Group’s large time deposits and certificates of deposit (US$ 100,000 and over or the equivalent in other currencies) by time remaining until maturity as at 31 December 2012, 2011 and 2010. The analysis for 2010 shows continuing operations and discontinued operations separately. The discontinued operations were disposed of on 1 April 2011.

	2012

	3 months or less	After 3 months but within 6 months	After 6 months but within 12 months	After 12 months	Total
	€ m	€ m	€ m	€ m	€ m

Large time deposits
Domestic offices	10,570	4,574	5,622	2,851	23,617
Foreign offices	1,895	707	890	366	3,858
Certificates of deposit
Domestic offices	8	23	3	–	34
Foreign offices	–	–	–	–	–

Total	12,473	5,304	6,515	3,217	27,509

	2011

	3 months or less	After 3 months but within 6 months	After 6 months but within 12 months	After 12 months	Total
	€ m	€ m	€ m	€ m	€ m

Large time deposits
Domestic offices	8,479	2,867	3,389	1,953	16,688
Foreign offices	2,912	935	1,464	357	5,668
Certificates of deposit
Domestic offices	36	5	17	–	58
Foreign offices	194	–	19	–	213

Total	11,621	3,807	4,889	2,310	22,627

Large time deposits and certificates of deposit

	2010

	3 months or less	After 3 months but within 6 months	After 6 months but within 12 months	After 12 months	Total
Continuing operations	€ m	€ m	€ m	€ m	€ m

Large time deposits
Domestic offices	8,244	1,938	1,737	450	12,369
Foreign offices	3,301	1,126	902	883	6,212
Certificates of deposit
Domestic offices	–	–	–	–	–
Foreign offices	38	–	10	206	254

Total	11,583	3,064	2,649	1,539	18,835

	2010

	3 months or less	After 3 months but within 6 months	After 6 months but within 12 months	After 12 months	Total
Discontinued operations	€ m	€ m	€ m	€ m	€ m

Large time deposits
Domestic offices	–	–	–	–	–
Foreign offices	1,752	473	250	18	2,493
Certificates of deposit
Domestic offices	–	–	–	–	–
Foreign offices	–	–	–	–	–

Total	1,752	473	250	18	2,493

Financial review - 6. Deposits and short term borrowings

Short-term borrowings

The following table shows details of short-term borrowings of AIB Group for the years ended 31 December 2012, 2011 and 2010. The analysis for 2010 shows continuing operations and discontinued operations separately. It is presented on a total Group basis for 2012 and 2011.

	2012	2011	2010

	Total	Total	Continuing operations	Discontinued operations
	€ m	€ m	€ m	€ m

Commercial Paper:
End of year outstandings	–	–	712	–
Highest month-end balance	–	423	4,092	–
Average balance	–	35	2,622	–
Average rate of interest
At end of year	–	–	1.32%	–
During the year	–	1.25%	0.83%	–
Repurchase agreements:
End of year outstandings	16,700	32,878	40,660	409
Highest month-end balance	32,845	49,088	43,441	1,314
Average balance	21,891	39,646	28,777	728
Average rate of interest
At end of year	0.58%	0.98%	1.66%	3.19%
During year	0.78%	1.33%	0.96%	2.89%
Other short-term borrowings:
End of year outstandings	4,283	6,752	11,326	47
Highest month-end balance	8,499	11,987	26,102	209
Average balance	7,470	7,363	17,807	132
Average rate of interest
At end of year	3.30%	2.21%	2.09%	1.08%
During year	3.51%	1.99%	1.33%	1.71%

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

Financial review - 7. Financial investments available for sale

Available for sale debt securities

The following tables categorise AIB Group’s available-for-sale debt securities by contractual residual maturity and weighted average yield at 31 December 2012, 2011 and 2010 with the analysis for 2010 showing continuing operations and discontinued operations separately. There were no discontinued operations in either 2012 or 2011.

	2012

			After 1 but		After 5 but
	Within 1 year		within 5 years		within 10 years		After 10 years
	€ m	Yield %	€ m	Yield %	€ m	Yield %	€ m	Yield %

Irish Government securities	–	–	3,563	5.7	3,784	5.0	241	5.3
Euro government securities	67	1.7	833	1.9	534	2.7	320	3.5
Non Euro government securities	56	0.4	344	1.5	150	3.5	162	3.9
Supranational banks and government agencies	83	0.9	1,491	1.7	98	2.0	10	0.6
Collateralised mortgage obligations	–	–	13	1.2	9	1.2	–	–
Other asset backed securities	–	–	53	0.4	3	0.3	864	0.4
Euro bank securities	932	3.5	2,048	3.1	90	2.7	–	–
Non Euro bank securities	35	4.0	126	2.8	–	–	–	–
Euro corporate securities	26	3.4	45	6.6	8	6.2	8	7.4
Non Euro corporate securities	44	4.1	82	4.1	39	6.4	28	6.0
Other investments	–	–	12	6.9	–	–	–	–

Total	1,243	3.1	8,610	3.8	4,715	4.6	1,633	2.2

	2011

			After 1 but		After 5 but
	Within 1 year		within 5 years		within 10 years		After 10 years
	€ m	Yield %	€ m	Yield %	€ m	Yield %	€ m	Yield %

Irish Government securities	693	3.8	2,204	6.9	2,113	6.6	207	6.5
Euro government securities	137	2.5	810	2.0	621	2.9	292	3.8
Non Euro government securities	63	0.7	361	1.7	417	3.7	429	3.9
Supranational banks and government agencies	131	3.7	896	2.0	107	2.6	14	1.0
Collateralised mortgage obligations	–	–	9	1.9	10	3.9	489	0.6
Other asset backed securities	–	–	29	2.3	32	2.0	1,149	2.0
Euro bank securities	968	2.3	1,896	4.3	191	4.1	–	–
Non Euro bank securities	232	1.7	200	2.9	44	3.0	–	–
Euro corporate securities	17	3.1	74	6.4	12	9.2	7	8.3
Non Euro corporate securities	35	2.7	154	4.9	65	8.0	25	6.3
Other investments	–	–	12	6.9	–	–	–	–

Total	2,276	2.7	6,645	4.4	3,612	5.3	2,612	2.7

Financial review - 7. Financial investments available for sale

Available for sale debt securities (continued)

	2010

			After 1 but		After 5 but
	Within 1 year		within 5 years		within 10 years		After 10 years
Continuing operations	€ m	Yield %	€ m	Yield %	€ m	Yield %	€ m	Yield %

Irish Government securities	908	3.1	1,471	4.2	1,930	6.1	–	–
Euro government securities	754	3.6	1,853	2.2	527	2.5	383	3.8
Non Euro government securities	589	4.7	208	2.7	538	2.3	358	4.8
Supranational banks and government agencies	271	5.0	883	2.2	163	2.2	–	–
U.S. Treasury & U.S. Government agencies	142	3.6	–	–	–	–	41	0.6
Collateralised mortgage obligations	–	–	33	1.7	11	2.7	841	0.6
Other asset backed securities	–	–	7	1.7	171	1.0	2,382	1.6
Euro bank securities	1,116	2.5	2,293	2.4	547	3.4	10	4.8
Non Euro bank securities	702	3.8	599	2.1	132	11.1	–	–
Euro corporate securities	17	1.9	152	6.0	11	8.1	7	8.0
Non Euro corporate securities	48	7.5	280	5.4	83	7.2	38	6.7
Other investments	–	–	12	6.9	–	–	–	–

Total	4,547	3.5	7,791	2.9	4,113	4.7	4,060	1.9

	2010

			After 1 but		After 5 but
	Within 1 year		within 5 years		within 10 years		After 10 years
Discontinued operations	€ m	Yield %	€ m	Yield %	€ m	Yield %	€ m	Yield %

Euro government securities	30	3.5	40	4.7	–	–	–	–
Non Euro government securities	341	2.6	897	3.6	388	4.7	–	–
U.S. Treasury & U.S. Government agencies	5	4.9	–	–	–	–	–	–
Euro bank securities	–	–	13	5.8	6	6.3	–	–

Total	376	2.7	950	3.6	394	4.8	–	–

Financial investments available for sale unrealised gains/losses

The following table gives the fair value of financial investments available for sale by major classifications together with the gross unrealised gains and losses at 31 December 2010. See note 33 of the financial statements for this analysis for 2012 and 2011.

						2010

		Unrealised	Unrealised	Net unrealised		Net
	Fair value	gross gains	gross losses	gains/(losses)	Tax effect	after tax
Continuing operations	€ m	€ m	€ m	€ m	€ m	€ m

Debt securities
Irish Government securities	4,309	–	(632)	(632)	111	(521)
Euro government securities	3,517	44	(50)	(6)	1	(5)
Non Euro government securities	1,693	88	(3)	85	(17)	68
Supranational banks and government agencies	1,317	15	(8)	7	(1)	6
U.S. Treasury & U.S. Government agencies	183	2	–	2	–	2
Collateralised mortgage obligations	885	1	(22)	(21)	3	(18)
Other asset backed securities	2,560	1	(291)	(290)	36	(254)
Euro bank securities	3,966	25	(79)	(54)	7	(47)
Non Euro bank securities	1,433	6	(87)	(81)	10	(71)
Euro corporate securities	187	10	(3)	7	(2)	5
Non Euro corporate securities	449	27	(3)	24	(6)	18
Other investments	12	–	–	–	–	–

Total debt securities	20,511	219	(1,178)	(959)	142	(817)
Equity securities
Equity securities - NAMA subordinated bonds	169	–	(51)	(51)	6	(45)
Equity securities - other	145	23	(11)	12	(2)	10

Total financial investments available for sale	20,825	242	(1,240)	(998)	146	(852)

Financial review - 8. Financial investments held to maturity

The following table categorises the Group’s financial investments held to maturity, by maturity and weighted average yield at 31 December 2010, for discontinued operations (there were no financial investments held to maturity for continuing operations in 2010) and there were no financial investments held to maturity at either 31 December 2012 or 31 December 2011.

2010

			After 1 but		After 5 but
	Within 1 year		within 5 years		within 10 years		After 10 years
Discontinued operations	€ m	Yield %	€ m	Yield %	€ m	Yield %	€ m	Yield %

Non Euro government securities	283	4.3	901	5.2	227	5.6	–	–

Financial review - 9. Contractual obligations

Financial liabilities by undiscounted contractual cash flows are set out in note 61 to the consolidated financial statements. The tables in this section provide details of the contractual obligations of the Group as at 31 December 2012, 2011 and 2010 in respect of capital expenditure and operating lease commitments. The analysis for 2010 shows continuing operations and discontinued operations separately.

					2012

	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years	Total
	€ m	€ m	€ m	€ m	€ m

Contractual obligations
Capital expenditure commitments	7	–	–	–	7
Operating leases	73	135	124	507	839

Total	80	135	124	507	846

					2011

	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years	Total
	€ m	€ m	€ m	€ m	€ m

Contractual obligations
Capital expenditure commitments	11	–	–	–	11
Operating leases	80	134	126	557	897

Total	91	134	126	557	908

					2010

	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years	Total
Continuing operations	€ m	€ m	€ m	€ m	€ m

Contractual obligations
Capital expenditure commitments	20	–	–	–	20
Operating leases	73	127	107	546	853

Total	93	127	107	546	873

					2010

	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years	Total
Discontinued operations	€ m	€ m	€ m	€ m	€ m

Contractual obligations
Capital expenditure commitments	9	–	–	–	9
Operating leases	37	63	49	77	226

Total	46	63	49	77	235

Risk management

Risk management – 1. Risk factors

Introduction

The Group’s approach to identifying and monitoring the principal risks and uncertainties it faces is informed by risk factors. All of the Group’s activities involve, to varying degrees, the measurement, evaluation, acceptance and management of risks which are assessed on a Group wide basis. Certain risks can be mitigated by the use of safeguards and appropriate systems and actions which form part of the Group’s risk management framework. The principal risks and uncertainties facing the Group fall under the following broad categories:

–	Macro-economic and geopolitical risk;
–	Macro-prudential, regulatory and legal risks to the business model; and,
–	Risks relating to business operations, governance and internal control systems.

The risks pertaining to each of these categories are set out in summary form in the box below and described in more detail in subsequent pages.

Macro-economic and geopolitical risk
–

Ireland depends materially on financial support from the International Monetary Fund (“IMF”), the European Union (“EU”) and the European Central Bank (“ECB”) and may be adversely affected by the conditions attaching to the financial support provided by these institutions.

–	The Group’s access to funding and liquidity is adversely affected by the financial instability within the Eurozone.
–	Contagion risks could disrupt the markets and adversely affect the Group’s financial condition.
–	Constraints on liquidity and market reaction to factors affecting Ireland and the Irish economy have created an exceptionally challenging environment for the management of the Group’s liquidity.
–	The Group’s markets, particularly for retail deposits, are at risk from more intense competition.
–	The Group’s business may be adversely affected by a further deterioration in economic and market conditions.
–	General economic conditions continue to be very challenging for mortgage and other lending to customers and increase the risk of payment default.
–	The depressed Irish property prices may give rise to increased losses by the Group.
–	The Group faces market risks, including non-trading interest rate risk.
Macro-prudential, regulatory and legal risks to the business model
–	Extensive powers continue to be conferred on the Irish Minister for Finance.
–	The Group is subject to rigorous and demanding Government supervision and oversight.
–	The Group may be subject to the risk of having insufficient capital to meet increased minimum regulatory requirements.
–	The Group’s business activities must comply with increasing levels of regulation introduced as a result of failings in financial markets.
–	The Group’s participation in the National Asset Management Agency (“NAMA”) Programme gives rise to certain residual financial risks.
–	The Group may be adversely affected by further austerity and budget measures introduced by the Irish Government.
–

The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time, or may ultimately not turn out to be accurate, and the value realised by the Group for these assets may be materially different from their current, or estimated, fair value.

–

The recoverability of the Group’s deferred tax assets depend substantially on the generation of future profits over an extended number of years. Changes in tax legislation, regulatory requirements or accounting standards could adversely affect the basis of recognition.

Risks related to our business operations, governance and internal control systems
–	The Group is subject to inherent credit risks in respect of customers and counterparties which could adversely affect the Group’s results, financial condition and further prospects.
–	The Group faces heightened operational risks.
–	The restructuring of the Group entails risks.
–	The Group’s risk management strategies and techniques may be unsuccessful.
–	There is always a risk of litigation arising from the Group’s activities.

This list of principal risks and uncertainties should not be considered as exhaustive and other factors, not yet identified, or not currently considered material, may adversely affect the Group.

Macro-economic and geopolitical risk

Ireland depends materially on financial support from the International Monetary Fund (“IMF”), the European Union (“EU”) and the European Central Bank (“ECB”) and may be adversely affected by the conditions attaching to the financial support provided by these institutions

The IMF/EU/ECB Programme of Financial Support for Ireland provides financial assistance to the Irish State. The Programme includes a fundamental downsizing and reorganisation of the banking sector, complemented by the availability of capital to underpin bank solvency. The Irish State committed to ‘ensure continued compliance with the minimum core tier 1 capital ratio of 10.5% for all PCAR banks’ (which includes AIB). In addition, the Irish State must report on a series of actions agreed with the EU /IMF on financial sector reforms in Ireland under headings such as deleveraging, funding and liquidity monitoring, asset quality, reorganisation and financial supervision. As part of a quarterly IMF/EU/ECB mission to Ireland, AIB is required to meet with representatives of the IMF, EU and ECB to discuss progress on the restructuring of AIB. In addition, AIB is required to submit a formal restructuring plan to the authorities which sets out the Group’s path to viability and presents the Group’s plans on deleveraging, funding and liquidity, asset quality, and reorganisation.

A failure to meet the specified conditions of the financial support and achieve the associated fiscal targets on time could lead to a termination of the financial support which could have a material adverse effect on the financial sector in Ireland and on the Group.

The Group’s access to funding and liquidity is impacted by the financial instability within the Eurozone

Economic, monetary and political conditions, although improved, remain unstable within a number of the Eurozone members. There is a risk that certain EU/Eurozone members may not be able to support their debt burdens and meet future financial obligations, which may then be reflected in a further downgrade of sovereign credit ratings. This could adversely affect the cost and availability of funding to EU Member States and European banks. The Irish sovereign ratings have a direct impact on the Group’s rating, which is a key factor in attracting and retaining deposits. Any future downgrade could threaten the Group’s liquidity and funding including its deposit base and might also impede future access to wholesale funding markets.

Contagion risks could disrupt the markets and adversely affect the Group’s financial condition

Contagion risk in the markets in which the Group operates and dislocations caused by the interdependency of financial market participants is an on-going material risk to the Group’s financial condition. Any reductions in the perceived creditworthiness of one or more corporate borrowers or financial institutions could lead to market-wide liquidity problems, losses and defaults, which could adversely affect the Group’s results, financial condition and future prospects. Another source of potential contagion risk relates to the Euro. The potential withdrawal of Greece from the Eurozone would have a significant adverse effect on the financial stability of Europe, and with it that of the Irish financial system and Irish banks. This scenario could lead to a loss of customers’ deposits, as well as creating some immediate operational and business hurdles for the Group.

Constraints on liquidity and market reaction to factors affecting Ireland and the Irish economy have created an exceptionally challenging environment for the management of the Group’s liquidity

AIB has been operating in an exceptionally challenging environment for the last four years. Wholesale market conditions have restricted the Group’s funding access to short duration, mainly secured funding. However, there has been recent improvement in market sentiment towards Irish issuers and AIB plans to re-engage in a balanced and measured manner to ensure viable funding levels whilst building confidence with external investors.

The continuing availability of customer deposits to fund the Group’s loan portfolio is subject to factors outside the Group’s control, such as the loss of confidence of depositors in the Irish economy, the Irish financial services industry or the Group. Any loss of confidence in the Group, or in banking businesses generally, could lead to further losses of deposits over a short period of time.

To meet its funding requirements, the Group has accessed a range of central bank liquidity facilities, including certain additional liquidity schemes introduced by central banks for market participants during periods of dislocation in the funding markets. This has included a switch from short term ECB drawings into two 3-year Longer-Term Refinancing Operations (“LTROs”) in December 2011 and March 2012. In accessing central bank and other secured lending facilities, the Group has relied significantly on its Qualifying Liquid Assets.

On-going deleveraging and an increase in customer deposits have reduced the Group’s reliance on ECB funding and central bank liquidity facilities with the Group now preparing for the expiry of the Eligible Liabilities Guarantee (“ELG”) Scheme. However, in the unlikely event that AIB exhausts its stock of available collateral, it would be necessary to seek alternative sources of funding, including continued support by the Irish Government.

The Financial Measures Programme, which requires each domestic Irish bank to meet liquidity requirements including targets set for Basel III ratios, Net Stable Funding Ratio (“NSFR”) and Liquidity Coverage Ratio (“LCR”) require continued deleveraging measures such as the run off and disposal of non-core assets.

The Group’s markets, particularly for retail deposits, are at risk from more intense competition

The Group faces continuing competition for retail deposits across all of its markets. In the absence of available wholesale funding, the Group needs to retain and grow its retail deposits to support future growth. Deposit balances have increased across all business segments and AIB UK’s withdrawal from the ELG Scheme has had a negligible impact on deposit balances. While the Group believes it is positioned to compete effectively, there can be no assurance that existing or increased competition will not adversely affect the Group in one or more of the markets in which it operates.

Risk management – 1. Risk factors

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

General economic conditions continue to be very challenging for mortgage and other lending to customers and increases the risk of payment default

The Group remains heavily exposed to the Irish residential property market (€ 39.53 billion). The high level of unemployment, coupled with a general reduction in disposable income (including increased taxes and pay reductions) has had an adverse impact on borrowers’ ability to repay loans which is evidenced by the increasing arrears on residential property mortgages.

Furthermore, since 2011 a number of initiatives and regulations were introduced following the Inter-Departmental Working Group on Mortgage Arrears, including the publication of the ‘Keane Report’, the Code of Conduct on Mortgage Arrears, the Consumer Protection Code 2012 and the 2012 Code of Conduct for Business Lending to Small and Medium Enterprises and the requirement for Mortgage Arrears Resolution Strategies. Collectively, these have led to a need for more sophisticated mortgage arrears management strategies, in particular, the application of forbearance measures which were introduced in 2012. The impact of these measures has yet to be seen, but it does increase the risk of potential loan losses which the Group would not otherwise incur as it may lead to a lack of willingness (as opposed to ability) to repay loans. Furthermore, there is a risk that the reforms of Irish bankruptcy law may result in more customers choosing this as a debt solution.

Overall, there is an increased risk of further impairment to the Group’s residential mortgage and commercial property loan portfolios, leading to higher costs, additional write-downs and lower profitability for the Group.

The depressed Irish property prices may give rise to increased losses by the Group

Since the beginning of 2007, the Irish property market has undergone a material negative correction both in property prices and lending activity. AIB’s exposure to credit risk is exacerbated when the collateral it holds cannot be realised or is liquidated at prices that are not sufficient to recover the full amount of the loan or other exposure due to AIB. This is most likely to occur during periods of illiquidity and depressed asset valuations, such as those currently being experienced. Any such losses could have a material adverse effect on AIB’s future performance and results. In addition, exposure to particularly vulnerable sectors of the Irish and/or UK economies, in particular property and construction, could result in reduced valuations of the assets over which AIB has taken security and reduced recoverability. Furthermore, an increase in interest rates in AIB’s main markets may lead, amongst other things, to further declines in collateral values, higher repayment costs and reduced recoverability. Together with the aforementioned risks this may adversely affect AIB’s earnings or require an increase in the cumulative impairment charge for AIB.

The Group faces market risks, including non-trading interest rate risk

Market risk is defined as the risk to AIB’s earnings and shareholder value resulting from adverse movements in the level or volatility of market prices of debt instruments, equities and currencies. The market risk associated with AIB’s trading activities is predominantly the result of the facilitation of client business and secondarily, the discretionary positioning activities of AIB in debt instruments, foreign exchange and equity products.

Among the most significant market risks which AIB faces are interest rate, foreign exchange, bond and equity price risks. Changes in interest rate levels, yield curves and spreads may affect the interest rate margin between lending and borrowing costs, the effect of which may be heightened during periods of liquidity stress, such as those experienced in recent times.

Changes in currency rates, particularly in the euro-sterling and euro-US dollar exchange rates, affect the value of assets and liabilities denominated in foreign currencies and the reported earnings of AIB’s non-Irish subsidiaries and may affect income from foreign exchange dealing. The performance of financial markets may affect bond and equity prices causing changes to the value of AIB’s investment and trading portfolios.

While AIB has implemented risk management methodologies to mitigate and control these and other market risks to which it is exposed, it is difficult, particularly in the current environment, to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on AIB’s financial performance and results of operations.

60

Macro-prudential, regulatory and legal risks to the business model

Extensive powers continue to be conferred on the Irish Minister for Finance

The Credit Institutions (Stabilisation) Act 2010 conferred extensive powers on the Irish Minister for Finance to direct the affairs of and restructure credit institutions and reorganise their assets and liabilities. Pursuant to the Act, directors are required to act in a manner that is aligned to the interests of the State in the performance of their duties, having regard to public interest considerations specified in the Act. The provisions of the Act were to cease to have effect on 31 December 2012 unless otherwise extended. The Act was extended and remains in effect until the end of 2014, unless further extended in due course.

The Group is subject to rigorous and demanding Government supervision and oversight

As a result of the recapitalisations of AIB by the Irish Government, AIB is subject to a set of obligations outlined under a number of Subscription and Placing Agreements impacting on the Group’s governance, remuneration, operations and lending activities. These obligations are in addition to certain commitments and restrictions to the operation of the Group’s business under the Credit Institutions (Financial Support ) Scheme 2008 (“the CIFS Scheme”), the NAMA Programme and the ELG Scheme, all of which may serve to limit the Group’s operations and place significant demands on the reporting systems and resources of the Group.

The Group may be subject to the risk of having insufficient capital to meet increased minimum regulatory requirements

The Group’s target capital requirements as determined by the Central Bank of Ireland under its Prudential Capital Assessment Review (“PCAR”) are currently a core tier 1 ratio of 10.5% in the base scenario and 6% in a stressed scenario (excluding a requirement for an additional protective buffer). As at 31 December 2012, the Group achieved a core tier 1 ratio of 15.1% which is above the required level. AIB carries out extensive forward-looking stress tests on its capital position on a quarterly basis and, over the course of 2012, these have confirmed that the Group does not require additional capital within the defined stress level. However, given the levels of uncertainty in the current economic environment, there is a possibility that the economic outturn over the capital planning period may be materially worse than the stress scenario envisaged and/or that losses on the Group’s credit portfolio may be above forecast levels. Were such losses to be significantly greater than currently forecast, there is a risk that the Group’s capital position could be eroded to the extent that it would have insufficient capital to meet its regulatory requirements.

The Group’s business activities must comply with increasing levels of regulation introduced as a result of failings in financial markets

In 2012, the unprecedented level of new regulations, issued by both by the Central Bank of Ireland and the EU, continued through a number of new and revised Codes and Directives:

–	The first compliance statement under the Corporate Governance Code for Credit Institutions and Insurance firms which was introduced in 2011 was required to be submitted. The Code sets out the minimum requirements an institution must meet to promote strong and effective governance;
–	The revised Code of Conduct for Business Lending to Small and Medium Enterprises offers added protection to those in financial difficulties. This code came into effect on 1 January 2012 with consideration given until 30 June 2012 for its full implementation; and
–	The revised Consumer Protection Code came into effect on 1 January 2012 with consideration given until 30 June 2012 for full compliance where system changes were required.

Major change programmes were initiated across the Group to implement these new requirements spanning all business areas, processes and systems and we are operating fully to these codes now.

The Personal Insolvency Act, which was signed into law in December 2012, provides for the introduction of new non-judicial debt settlement and for amendments to the Bankruptcy Act. It is expected that in quarter 1 of 2013 the newly established Insolvency Service of Ireland will issue relevant guidelines and publications and that in quarter 2 the Insolvency Service will begin to appoint Personal Insolvency Practitioners (“PIPs”). A key risk arises from potential changes in customer behaviour and attitude to debt obligations given that the new legislation allows for the agreed settlement of unsecured debt and the settlement/restructuring of secured debts up to a maximum of €3 million. The inclusion of secured debt in the non-judicial process is unprecedented, and therefore, it is difficult to gauge its impact. While the Personal Insolvency Arrangement (“PIA”) requires prior co-operation and engagement by Private Dwelling House (“PDH”) borrowers under the MARP process, this requirement does not apply to other secured debtors. These factors could impact on the potential number of customers applying through the insolvency process, with potential negative consequences for the Group in terms of resourcing, impairment provisions and capital adequacy, with ensuing adverse Government, media and consumer reactions. It is recognised that PIPs, who have yet to be authorised, will play a key role in the effective implementation of the legislation as will the guideline living standards for applicants. While the Insolvency Service has given indications as to its intended approach in relation to these factors, there remains uncertainty that the controls will be adequate to mitigate the downside risk of changes to customer behaviour.

A number of new legislative proposals are currently being considered by the Oireachtas (the Irish National Parliament) including the Central Bank (Supervision and Enforcement Bill) 2011 and the Credit Reporting Bill 2012. Together with the high level of existing

Risk management – 1. Risk factors

regulations, the challenge of managing regulatory compliance increased substantially in 2012. The changing regulatory standards have posed a concomitant demand on the Group in terms of the deployment of business and IT resources which are expected to continue in 2013. Delivering this level of change has placed and will continue to place added risk on the organisation, including the challenge to meet tight delivery timelines in the face of competing priorities and resource demands. The Group is subject to financial services laws, regulations and policies in each location in which it operates. Changes in supervision and regulation, in particular in or applying to Ireland has and will continue to have a material impact on the Group’s business, products and services offered and the value of its assets.

Future changes in government policy, central bank monetary authority policy, EU/Eurozone policies, legislation or regulation or their interpretation relevant to the financial services industry in the markets in which the Group operates may adversely affect its product range, distribution channels, funding sources, capital requirements and consequently, reported results and financing requirements. Any changes in the regulation of selling practices and solvency, funding and capital requirements could have a significant adverse effect on the Group’s results of operations, financial condition and future prospects. Furthermore, new regulatory obligations regarding functional and operational arrangements within the Group may also have an adverse impact on the Group’s results, financial conditions and prospects.

The Group’s participation in the NAMA Programme gives rise to certain residual financial risks

On 8 April 2009, the Minister for Finance announced that a National Assets Management Agency (“NAMA”) would be established on a statutory basis for the purpose of strengthening the Irish financial system as a whole. Legislation was enacted (the National Asset Management Agency Act 2009 (“NAMA Act”)) in November 2009 which established NAMA with AIB being designated in February 2010 as a participating institution under the NAMA Act.

During 2010 and 2011, AIB transferred financial assets to NAMA with a net carrying value of €15.5 billion for which it received as consideration NAMA senior and NAMA subordinated bonds.

Section 93 of the NAMA Act (Clawback of overpayments) provides that where a participating institution receives an amount to which it was not entitled, that the participating institution will repay such amount to NAMA. Any payments to NAMA in relation to such “Clawback” may have an adverse effect on AIB. Section 135 of the NAMA Act and Clause 9.2 of NAMA’s Acquisition Terms and Conditions directs AIB to provide a series of indemnities to NAMA relating to the transferred assets. Any payment by AIB to NAMA in respect of the indemnities may have an adverse effect on AIB.

Furthermore, Section 225 of the NAMA Act provides, that on the dissolution or restructuring of NAMA, that the Minister for Finance may require that a report and accounts be prepared. In the event that NAMA shows that an aggregate loss has been incurred during the period since its establishment, the Irish Minister for Finance may impose a surcharge on AIB, as a participating institution (under additional legislation which would be enacted). The surcharge is to be apportioned to each participating institution on the basis of the book value of the assets acquired from that participating institution and is not to exceed the amount of the underlying loss, if any, incurred by NAMA. Any surcharge due to be paid by a participating institution in accordance with the Act may not exceed 100 per cent. of the corporation tax, if any, due and payable by that participating institution for the accounting period(s). No surcharge will become payable until either (a) 10 years after the passing of the NAMA Act; or (b) NAMA is dissolved or restructured, or there is a material alteration of NAMA’s functions, whichever is last to occur.

In addition, credit exposure to NAMA arises from the senior and subordinated NAMA bonds acquired by AIB in consideration for the transfer of assets to NAMA.

Any of these events may serve to limit AIB’s operations and could have a material adverse effect on AIB’s results, financial condition and future prospects.

The Group may be adversely affected by further austerity and budget measures introduced by the Irish Government

The current and future budgetary and taxation policy of Ireland and other measures adopted by Ireland to meet its obligations to the EU, the ECB or the IMF may have an adverse impact on borrowers’ ability to repay their loans and, as a result, the Group’s business.

The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements, and estimates that may change over time, or may ultimately not turn out to be accurate, and the value realised by the Group for these assets may be materially different from their current, or estimated, fair value

Under IFRS, the Group recognises at fair value: (i) derivative financial instruments; (ii) financial instruments at fair value through profit or loss; (iii) certain hedged financial assets and financial liabilities; and (iv) financial assets classified as available for sale (“AFS”). The best evidence of fair value is quoted prices in an active market. Generally, to establish the fair value of these instruments, the Group relies on quoted market prices or, where the market for a financial instrument is not sufficiently active, internal valuation models that use observable market data. Where quoted prices on active markets are not available, the Group uses valuation techniques which require it to make assumptions, judgements and estimates to establish fair value. In common with other financial institutions, these internal valuation models are complex, and the assumptions, judgements and estimates the Group is required to make often relate to matters that are inherently uncertain, such as expected cash flows, the ability of borrowers to service debt, appropriate credit spreads, residential and commercial property price appreciation and depreciation, and relative levels of defaults. Such assumptions, judgements and estimates need to be updated to reflect changing facts, trends and market conditions. The resulting change in the fair values of the financial instruments has had, and could continue to have, an adverse effect on the Group’s results and financial condition.

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

The recoverability of the Group’s deferred tax assets depend substantially on the generation of future profits over an extended number of years. Changes in tax legislation, regulatory requirements or accounting standards could adversely affect the basis of recognition.

The Group’s business performance may not reach the level assumed in the projections supporting the carrying value of the deferred tax assets. Lower than anticipated profitability within Ireland would lengthen the anticipated period over which the Group’s Irish tax losses would be used. The value of the deferred tax assets relating to unused tax losses constitutes substantially all of the deferred tax assets recognised in the Group’s statement of financial position. A significant reduction in anticipated profit, or changes in tax legislation, regulatory requirements, accounting standards or relevant practices, could adversely affect the basis for recognition of the value of these losses, which would adversely affect the Group’s results and financial condition, including capital and future prospects.

New capital adequacy rules, consistent with Basel III principles, are proposed within the EU draft Capital Requirements Regulation (part of the Capital Requirements Directive IV package). Assuming implementation in substantially unchanged form, the new rules will, inter alia, require the Group to deduct from its common equity capital, the value of most of the Group’s deferred tax assets, including all deferred tax assets arising from unused tax losses. The deduction is likely to be phased in evenly over 5 years (20% per annum) starting on 1 January 2014.

Risks relating to our business operations, governance and internal control systems

The Group is subject to inherent credit risks in respect of customers and counterparties which could adversely affect the Group’s results, financial condition and future prospects

Risks arising from changes in credit quality and the recoverability of loans and other amounts due from customers and counterparties are inherent in a wide range of the Group’s businesses. In addition to the credit exposures arising from loans to individuals, SMEs and corporates, the Group also has exposure to credit risk arising from loans to financial institutions, its trading portfolio, AFS portfolio and derivatives and from off-balance sheet guarantees and commitments. The Group has been exposed to increased counterparty risk as a result of the risk of financial institution failures during the global economic crisis. The Group is also exposed to credit risks relating to sovereign issuers. Concerns in respect of Ireland and other sovereign issuers, including other European Union Member States, have adversely affected and could continue to adversely affect the financial performance of the Group.

The Group faces heightened operational risks

The Group faces a heightened operational risk profile given the current economic environment and in the context of taking forward the significant organisational restructuring programme including the integration of EBS, Anglo Irish Bank Corporation Limited (now Irish Bank Resolution Corporation “IBRC”) deposits and the impact of an ongoing organisational voluntary severance programme.

One of its key operational risks is people risk. The Group’s efforts to restore and sustain the stability of its business on a long-term basis depend, in part, on the availability of skilled management and the continued service of key members of staff both at its head office and at each of its business units. Failure by the Group to staff its day-to-day operations appropriately, or the loss of one or more key Senior Executives, with a failure to replace them in a satisfactory and timely manner, could have an adverse effect on the Group’s results, financial condition and prospects.

Risk management – 1. Risk factors

Delivering this level of change has placed and will continue to place added risk on the organisation, including the challenge to meet tight delivery timelines in the face of competing priorities and resource demands. Negative public or industry opinion can result from the actual, or perceived, manner in which the Group conducts its business activities or from the restructuring of the Group. Negative public or industry opinion may adversely affect the Group’s ability to keep and attract customers and, in particular, corporate and retail depositors, the loss of which would, in both cases, adversely affect the Group’s results, financial condition and prospects. Any weakness in the Group’s risk controls or loss mitigation actions in respect of operational risk could have a material adverse effect on the Group’s results, financial condition and operations.

The restructuring of the Group entails risks

AIB’s strategy is to establish a new domestic core bank with a restructured balance sheet. This will be achieved through the progressive disposal and winding down of non-core assets through its deleveraging plan with a target loan to deposit ratio of 122.5 per cent by December 2013.

In May 2011, the Group dismantled its former divisional structure which was replaced with a ‘one bank’ model comprising AIB customer facing units: Personal & Business Banking; Corporate, Institutional and Commercial Banking; and AIB UK, which continues to be managed as a separate unit. Following a further strategy review announced in July 2012, AIB has re-affirmed its commitment to a ‘one bank’ strategy. However, this strategy will be implemented via a further revised and simpler organisational structure. AIB will, in future, operate around three points of focus – the domestic core bank, AIB UK comprising in Great Britain: Allied Irish Bank (“GB”); and in Northern Ireland First Trust Bank (“FTB”), and the newly created Financial Solutions Group (“FSG”). This revised structure is currently being implemented.

In addition, AIB has continued the integration of EBS Limited and the former Anglo Irish Bank retail deposit book which were both acquired during 2011 (see notes 22 and 23 to the consolidated financial statements). AIB’s business and organisational restructuring represents a significant change programme and brings with it a number of key execution risks, including impacting on: labour relations as a consequence of the introduction and implementation of a severance programme; employees as the organisation transitions to a significantly smaller and less diversified institution; and the implementation of a cost reduction and business rationalisation programme currently being developed to re-align its cost base and become a more focused and streamlined organisation. This may result in AIB incurring significant additional costs, including incremental redundancy costs. Any such programme will take time to implement and may negatively impact on the profitability of AIB.

Given the possibility of the imposition of conditions by the European Commission, in connection with the approval of AIB’s European Union restructuring plan, there can be no assurance that AIB will be able to implement its cost reduction and business rationalisation programme in the way currently envisaged, which could adversely affect AIB’s results, operations, financial condition and future prospects.

The Group’s risk management strategies and techniques may be unsuccessful

AIB is exposed to a number of material risks as categorised and outlined above. In order to minimise these risks, AIB has implemented comprehensive risk management strategies. Although AIB invests substantial time and effort in its risk management strategies and techniques, there is a risk that these may fail to fully mitigate the risks in some circumstances, particularly if confronted with risks that were not identified or anticipated.

Some of AIB’s measures for managing risk are based upon observation of historical market behaviour. Where this is so, AIB applies statistical techniques to these observations to quantify its risk exposures. If circumstances arise that AIB in developing its models did not identify or anticipate, the losses could be greater than expected.

Furthermore, AIB’s quantifications of risk do not take all risks into account. If AIB’s measures to assess and mitigate risk prove insufficient, AIB may experience material unexpected losses.

There is always a risk of litigation arising from the Group’s activities

AIB operates in a legal and regulatory environment that exposes it to potentially significant litigation and regulatory risks. Disputes and legal proceedings in which AIB may be involved are subject to many uncertainties, and their outcomes are often difficult to predict, particularly in the earlier stages of a case or investigation. Adverse regulatory action or adverse judgments in litigation could result in restrictions or limitations on AIB’s operations or result in a material adverse effect on AIB’s reputation or results of operations.

Risk management – 2. Framework

Introduction

The Group’s risk profile remains at an elevated level, driven in tandem by both the on-going influencing challenges of the external environment and a number of internal factors, both legacy and reflecting the level of organisational transformation currently underway across the Group. The key risk factors to which the Group is exposed are set out in the previous section. The governance and organisation framework through which the Group manages and seeks, where possible, to mitigate these risks, are described below.

2.1 Risk management framework

The Group assumes a variety of risks in undertaking its business activities. Risk is defined as any event that could damage the core earnings capacity of the Group, increase earnings or cash-flow volatility, reduce capital, threaten business reputation or viability, and/or breach regulatory or legal obligations. AIB has adopted an Enterprise Risk Management approach to identifying, assessing and managing risks, the core elements of which are set out in a revised Enterprise Risk Management Framework which was approved by the Board in March 2012. This framework is in turn supported by a number of frameworks covering the management of specific risk categories (credit risk, operational risk, etc) which were reviewed and approved by the Board over the course of 2012. The core aspects of the Group’s risk management approach are described below.

2.2 Risk appetite

The Group’s risk appetite is defined as the amount of risk that the Group is prepared to accept in order to deliver on its strategic and business objectives. The Group Risk Appetite Statement (“RAS”) is a blend of qualitative statements and quantitative limits and triggers linked to the Group’s strategic objectives, and is supported by a number of business segment level risk appetite statements.

The Group RAS and Risk Appetite Framework are Board approved and reviewed at least annually or more often if required in alignment with the annual business and financial budgeting process. The Group RAS has just undergone a review and update process for 2012 (previously approved in March 2012) during the period November 2012 – February 2013 in order to align both with the Group’s revised strategy and its new organisational structure. The revised Group RAS will be presented for Board approval in March 2013.

All AIB licensed subsidiaries and Business Segments are required to document and align their own risk appetite statements with the Group statement. This work was initiated and is being facilitated in tandem with the review and update process of the Group RAS and will be complete in quarter 1 2013.

While the Board reviews and approves the Group’s Risk Appetite Framework and RAS, the Leadership Team is accountable for ensuring that risks remain within appetite. The Group’s risk profile is measured against its risk appetite on a monthly basis and reported to the Executive Risk Committee (“ERC”) and Board Risk Committee (“BRC”). Material breaches of risk appetite, should they arise, are escalated by the Board to the Central Bank of Ireland.

2.3 Risk governance and risk management organisation

The Board has ultimate responsibility for the governance of all risk taking activity in the Group. The Group has adopted a ‘three lines of defence’ framework in the delineation of accountabilities for risk governance. Under the three lines of defence model, primary responsibility for risk management lies with business line management. The Risk Management function provides the second line of defence, providing independent oversight and challenge to business line managers. The third line of defence is the Group Internal Audit function which provides independent assurance to the Audit Committee of the Board on the effectiveness of the system of internal control.

Risk governance - Committees

While the Board has ultimate responsibility for the governance of all risk taking activity within AIB, it has delegated a number of risk governance responsibilities to various committees or key officers. The diagram below summarises the current risk committee structure of the Group. The role of the Board, the Audit Committee, and the BRC is set out in the section on Corporate governance. The Leadership Team comprises the senior executive managers of the Group who manage the strategic business risks of the Group. It establishes the business strategy and risk appetite within which the risk management function operates. The ERC is the principal executive forum for the review and challenge of enterprise-wide risk management and control. The CRO chairs the ERC. The principal duties of the ERC are to:

–	Continuously review the effectiveness of the Group’s risk frameworks and policies;
–	Monitor and review the Group’s risk profile, risk trends, risk concentrations and policy exceptions; and
–	Review all breaches of Board or Leadership Team approved risk appetite and limits.

The ERC acts as the ultimate parent body of a number of other risk and control committees, namely the Group Credit Committee (“GCC”), the Strategic Credit Forum (“SCF”) and the New Products Development Committee (“NPDC”).The SCF is charged with responsibility for governance of Group credit risk strategy, risk appetite, quality and impairment provision adequacy. The NPDC approves all new products prior to implementation; ensuring that the Group’s New Product policy has been fully adhered to in the design and roll out of new products.

Risk management – 2. Framework

During 2012, the Group had established a Compliance Committee and an Operational Risk Committee. These committees were chaired by the CRO, and reported to the ERC and oversaw the on-going management of compliance with regulations and the implementation of new regulations, and operational risk trends and controls across the organisation. In December 2012, these committees were amalgamated back into the ERC.

The Financial Solutions Group Oversight Committee is responsible for overseeing and challenging progress in relation to the implementation of AIB’s Mortgage Arrears Resolution Strategy (“MARS”) and for co-ordinating the mortgage arrears resolution activities across the Group. This committee evaluates proposals associated with plan implementation before forwarding them, when and as appropriate, to the Leadership Team and to the Board for approval. The committee is chaired by the Chief Executive Officer (“CEO”) and the CRO and Chief Credit Officer (“CCO”) are members of the committee. The Deleveraging Committee is responsible for the delivery of the Group deleveraging plan and the management of all deleveraging transactions involving non-core assets of the Group. Its principal objective is to oversee the deleveraging of the loan portfolio in a prudent and efficient manner.

Risk management – 2. Framework

Individuals and functions

The role of certain key officers within the Group’s risk management framework is described below.

Chief Risk Officer

The CRO has independent oversight of the Group’s enterprise-wide risk management activities across all risk types. A new CRO was appointed to the Group and commenced in the role in May 2012. The CRO is a member of the Leadership Team and reports independently to the CEO and the Chairman of the Board Risk Committee. The CRO’s responsibilities include:

–	Providing second line assurance to Senior Management and the Board across all risk types;
–	Developing and maintaining the Enterprise Risk Management framework;
–	Providing independent reporting to the Board on all risk issues, including the risk appetite and risk profile of the Group; and
–	Providing independent assurance to the CEO and Board that material risks are identified across all risk types and managed by line management and that the Group is in compliance with enterprise risk policies, processes and limits.

Head of Internal Audit

Group Internal Audit (“GIA”) is an independent evaluation and appraisal function reporting to the Board through the Audit Committee. A new Head of Internal Audit commenced in the role in May 2012. GIA acts as the third line of defence in the Group’s risk governance organisation and provides assurance to the Audit Committee on the adequacy, effectiveness and sustainability of the governance, risk management and control framework throughout the Group, including the activities carried out by other control functions. The results of GIA audits are reported quarterly to the Audit Committee, which monitors both the resolution of audit issues and progress in the delivery of the audit plan.

2.4 Risk identification and assessment process

Risk is identified and assessed throughout the Group through a combination of top-down and bottom-up risk assessment processes. Top-down risk assessment processes seek to identify the material risks facing the Group, both in the context of the Group’s agreed risk appetite and in the identification of new and emerging threats. Top-down risk assessments are carried out on a regular basis and are reviewed by the ERC and the BRC. These assessments form critical inputs into the Group’s Internal Capital Adequacy Assessment Process (“ICAAP”). Bottom-up risk assessment processes are more granular, focusing on risk events that have been identified through specific qualitative and quantitative measurement tools. More information on the key bottom-up risk assessment techniques across material risk types can be found in the individual risk sections below.

2.5 Stress and scenario testing

The Group’s risk identification and assessment framework described above is supported by a framework of stress testing, scenario and sensitivity analysis and reverse stress testing that seeks to ensure that risk assessment is dynamic and forward looking and considers not only existing risks but also potential and emerging threats. The Group undertakes a regular programme of stress testing across all its material risks to meet internal and regulatory requirements. In addition, ad-hoc stress tests are undertaken, as required, to inform strategic decision making.

2.6 Future developments

The Group recognises the need to make further enhancements to its risk management arrangements given the heightened external risk environment, the increasing scope and intensity of the regulatory environment and the further operational transformation upon which the Group embarked in 2012. These further enhancements include:

–	Completing the implementation and embedding of a revised risk management framework and policy architecture;
–	On-going review of the nature and scale of the Group’s risk governance arrangements as the Group pursues its deleveraging and strategic transformation agendas; and
–	On-going improvements in the risk management and internal control environment in line with internal and external stakeholder requirements.

Risk management – 3. Individual risk types

This section provides details of the Group’s exposure to, and risk management of the following individual risk types which have been identified through the Group’s risk assessment process:

3.1 Credit risk;

3.2 Liquidity risk;

3.3 Market risk;

3.4 Structural foreign exchange risk;

3.5 Operational risk;

3.6 Regulatory compliance risk;

3.7 Pension risk; and

3.8 Parent company risk information

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

Concentrations in particular portfolio sectors, such as property and construction can impact the overall level of credit risk.

The credit risk disclosures in this section are aligned with the Central Bank of Ireland (“CBI”) guidelines issued in December 2011.

Percentages presented throughout the tables in this section are calculated on the absolute underlying figures and so may differ from the percentage variances calculated on rounded numbers presented.

Credit exposure

Maximum exposure to credit risk from balance sheet and off-balance sheet financial instruments is presented before taking account of any collateral held or other credit enhancements (unless such enhancements meet accounting offsetting requirements). For financial assets recognised on the statement of financial position, the maximum exposure to credit risk equals their carrying amount, and for financial guarantees and similar contracts granted, it is the maximum amount that the Group would have to pay if the guarantees were called upon. For loan commitments and other credit-related commitments that are irrevocable over the life of the respective facilities, it is generally the full amount of the committed facilities.

The following table sets out the maximum exposure to credit risk that arises within the Group and distinguishes between those assets that are carried in the statement of financial position at amortised cost and those carried at fair value:

	2012					2011

Maximum exposure to credit risk*	Amortised cost € m	(1)	Fair value € m	(2)	Total € m	Amortised cost € m	(1)	Fair value € m	(2)	Total € m

Balances at central banks(3)	3,481		–		3,481	2,344		–		2,344
Items in course of collection	192		–		192	202		–		202
Disposal groups and non-current assets held for sale(4)	353	(5)	–		353	1,191	(5)	–		1,191
Trading portfolio financial assets(6)	–		22		22	–		54		54
Derivative financial instruments	–		2,835		2,835	–		3,046		3,046
Loans and receivables to banks	2,914		–		2,914	5,718		–		5,718
Loans and receivables to customers	72,972		–		72,972	82,540		–		82,540
NAMA senior bonds	17,387		–		17,387	19,856		–		19,856
Financial investments available for sale(7)	–		16,201		16,201	–		15,145		15,145
Included elsewhere:
Sale of securities awaiting settlement	5		–		5	2		–		2
Trade receivables	63		–		63	150		–		150
Accrued interest	454		–		454	582		–		582

	97,821		19,058		116,879	112,585		18,245		130,830
Financial guarantees	1,561		–		1,561	2,009		–		2,009
Loan commitments and other credit related commitments	8,974		–		8,974	9,862		–		9,862
	10,535		–		10,535	11,871		–		11,871

Total	108,356		19,058		127,414	124,456		18,245		142,701

(1)All amortised cost items are ‘loans and receivables’ per IAS 39 definitions.

(2)All items measured at fair value except financial investments available for sale and cash flow hedging derivatives are classified as ‘fair value through profit or loss’.

(3)Included within cash and balances at central banks of € 4,047 million (2011: € 2,934 million).

(4)Certain non-financial assets and equity investments within disposal groups and non-current assets held for sale of € 209 million (2011: € 231 million) are not included above (note 25).

(5)Comprises loans and receivables to banks and customers measured at amortised cost.

(6)Excluding equity shares of € 2 million (2011: € 2 million).

(7)Excluding equity shares of € 143 million (2011: € 244 million).

*Forms an integral part of the audited financial statements
69

Risk management – 3. Individual risk types

3.1 Credit risk – Credit exposure

Credit risk mitigants*

The perceived strength of a borrower’s repayment capacity is the primary factor in granting a loan; however, AIB uses various approaches to help mitigate risks relating to individual credits including: transaction structure, collateral and guarantees. Collateral or guarantees are usually required as a secondary source of repayment in the event of the borrower’s default. The main types of collateral for loans and receivables to customers are described below under the section on Collateral.

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

The Group also has in place an interbank exposure policy which establishes the maximum exposure for each counterparty bank depending on credit grade. Each bank is assessed for the appropriate exposure limit within the policy. Risk generating business units in each market segment are required to have an approved bank or country limit prior to granting any credit facility, or approving any obligation or commitment which has the potential to create interbank or country exposure.

Collateral*

The main types of collateral for loans and receivables to customers are as follows:

Mortgage portfolios*: The Group takes collateral in support of lending transactions for the purchase of residential property. Collateral valuations are required at the time of origination of each residential mortgage. The fair value at 31 December 2012 as outlined on page 71 is based on the property values at origination or date of latest valuation and applying the CSO (Ireland) and Nationwide (UK) indices to these values to take account of price movements in the interim.

Please also refer to additional information in relation to loan-to-value (“LTV”) and Days Past Due profiles for residential mortgages in 3.1 Credit Risk – Credit profile of the loan portfolio.

Non-mortgage portfolios*: For non-mortgage lending, collateral is taken where available, and will typically include a charge over the business assets such as stock and debtors. In some cases, a charge over property collateral or a personal guarantee supported by a lien over personal assets may also be taken. The value of collateral is assessed at origination of the loan or in the case of criticised loans, when testing for impairment. However, as the Group does not capture collateral values on its loan systems, it is not possible to quantify the fair value of collateral for non impaired loans on an on-going basis at portfolio level. It should be noted that when testing a loan for impairment, the present value of future cash flows, including the value of collateral held, and the likely time taken to realise any security is estimated. A provision is raised for the difference between this present value and the carrying value of the loan. Therefore, for non-mortgage impaired loans, the net exposure after provision would be indicative of the fair value.

Set out below is the fair value of collateral for financial assets (excluding non-mortgage portfolios) detailed in the maximum exposure to credit risk table on the previous page.

Derivatives*

Derivative financial instruments are shown on the statement of financial position at their fair value. Those with a positive fair value are reported as assets which at 31 December 2012 amounted to € 2,835 million (2011: € 3,046 million) and those with a negative fair value are reported as liabilities which at 31 December 2012 amounted to € 3,256 million (2011: € 3,843 million).

The Group has a number of ISDA Master Agreements (netting agreements) in place which may allow it to net the termination values of derivative contracts upon the occurrence of an event of default with respect to its counterparties. The enforcement of netting agreements would potentially reduce the statement of financial position carrying amount of derivative assets and liabilities by € 1,539 million (2011: € 1,369 million). The Group has Credit Support Annexes (“CSAs”) in place which provide collateral for derivative contracts. At 31 December 2012, € 1,260 million (2011: € 1,904 million) of CSAs are included within financial assets and € 361 million (2011: € 612 million) of CSAs are included within financial liabilities. Additionally, the Group has agreements in place which may allow it to net the termination values of cross currency swaps upon the occurrence of an event of default.

*Forms an integral part of the audited financial statements
70

3.1 Credit risk – Credit exposure

Collateral* (continued)

Loans and receivables to banks*

Interbank placings, including central banks, are largely carried out on an unsecured basis apart from reverse repurchase agreements. At 31 December 2012, the Group has received collateral with a fair value of € 61 million on a loan with a carrying value of € 61 million (2011: € 55 million and € 59 million respectively).

Loans and receivable to customers*

The following table shows the fair value of collateral held for residential mortgages at 31 December 2012 and 31 December 2011:

	2012				2011

	Neither past due nor impaired	Past due but not impaired	Impaired	Total	Neither past due nor impaired		Past due but not impaired	Impaired		Total
	€ m	€ m	€ m	€ m	€ m		€ m	€ m		€ m

Fully collateralised(1)
Loan-to-value ratio:
Less than 50%	4,282	204	316	4,802	4,919		196	300		5,415
50% - 70%	4,083	218	419	4,720	4,692		231	393		5,316
71% - 80%	2,451	133	320	2,904	2,655		136	262		3,053
81% - 90%	2,771	156	369	3,296	2,838		154	331		3,323
91% - 100%	2,682	160	505	3,347	3,065		180	426		3,671

	16,269	871	1,929	19,069	18,169		897	1,712		20,778
Partially collateralised
Collateral value relating to loans over 100% loan-to-value	12,011	866	4,254	17,131	14,037		1,012	3,199		18,248

Total collateral value	28,280	1,737	6,183	36,200	32,206		1,909	4,911		39,026

Gross residential mortgages	32,318	2,073	8,130	42,521	36,466	(2)	2,269	6,243	(3)	44,978(4)

Statement of financial position specific provisions			(2,699)	(2,699)				(1,741)		(1,741)
Statement of financial position IBNR provisions				(507)						(895)

Net residential mortgages			5,431	39,315				4,502		42,342

(1)The fair value of collateral held for residential mortgages which are fully collateralised has been capped at the carrying value of the loans outstanding at each year end.

(2)Excludes deferred costs of € 70 million and purchased residential mortgage loan pools of € 78 million in 2011. In 2012, the figures are inclusive of deferred costs and the purchased residential mortgage loan pools are included within the ‘Financial’ sector.

(3)Excludes purchased residential mortgage loan pools of € 100 million in 2011. In 2012, these loans are shown in ‘Financial’ sector.

(4)Excludes deferred costs of € 70 million and purchased residential mortgage loan pools of € 178 million in 2011. In 2012, the figures are inclusive of deferred costs and the purchased residential mortgage loan pools are included within the ‘Financial’ sector.

NAMA senior bonds*

NAMA senior bonds, which at 31 December 2012 have a carrying value of € 17,387 million (2011: € 19,856 million), are guaranteed by the Irish Government as to principal and interest.

Financial investments available for sale*

At 31 December 2012, government guaranteed senior bank debt amounting to € 0.8 billion (2011: € 0.9 billion) was held within the available for sale portfolio.

*Forms an integral part of the audited financial statements
71

Risk management – 3. Individual risk types

3.1 Credit risk – Credit risk management

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

Country risk*

Credit risk is also influenced by country risk, where country risk is defined as the risk that circumstances arise in which customers and other counterparties within a given country may be unable/unwilling to fulfil or are precluded from fulfilling their obligations to the Group due to economic or political circumstances.

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

Risk identification and assessment *

All customer requests for credit are subject to a credit assessment process.

AIB operates credit approval criteria which:

–	Include a clear indication of the Group’s target market(s), in line with Group and Business Unit Risk Appetite Statements;
–	Require a thorough understanding and assessment of the borrower or counterparty, as well as the purpose and structure of the credit, and the source of repayment; and
–	Enforce compliance with minimum credit assessment and facility structuring standards.

Knowledge of the customer and the customer’s financial circumstances or business is the initial factor in assessing credit risk. Depending on the size and nature of the credit, the assessment process is assisted by standard application formats in order to aid the credit decision maker in making an informed credit decision. The credit approval authority is dependent on the size of the credit application and the grade of the borrower.

*Forms an integral part of the audited financial statements
72

3.1 Credit risk – Credit risk management

Risk identification and assessment* (continued)

Delegated authority is a key credit risk management tool. The Board determines the credit authority (i.e. limit) for the Group Credit Committee (“GCC”) together with the authorities of the Chairman/Chief Executive Officer, the Chief Risk Officer and the Chief Credit Officer. The GCC approves the market segment delegated credit authorities and also considers, and where appropriate, approves credit exposures which are in excess of these credit authorities. Delegated authorities below market segment levels are clearly defined and are explicitly linked to levels of seniority and experience within the Group. With the exception of some individual delegated credit authorities, credit approval is exercised on a dual basis by a business person and a credit person jointly.

Another key tool used to assess credit risk is credit grading or credit scoring for each borrower or transaction, both prior to approval of the credit exposure and subsequently. The methodology used produces a quantitative estimate of probability of default (“PD”) for the borrower, typically referred to as a ‘grade’. This assessment is carried out at the individual borrower or transaction level.

In the retail consumer and small and medium sized enterprise portfolios, which are characterised by a large number of customers with small individual exposures, risk assessment is largely informed through statistically-based scoring techniques. The majority of mortgages are assessed centrally with particular reference to affordability which is assisted by scoring models. Both application scoring for new customers and behavioural scoring for existing customers are used to assess and measure risk as well as to facilitate the management of these portfolios.

In the commercial, corporate and interbank portfolios, the grading systems utilise a combination of objective information, essentially financial data (e.g. borrowings; Earnings before Interest, Tax, Depreciation & Amortisation (“EBITDA”); interest cover; and balance sheet gearing) and qualitative assessments of non-financial risk factors such as management quality and competitive position within the sector/industry. The combination of expert lender judgement and statistical methodologies varies according to the size and nature of the portfolio, together with the availability of relevant default experience applicable to the portfolio.

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

Risk management and mitigation*

To manage credit risk effectively, AIB has developed and implemented processes and information systems to monitor and report on individual credit and credit portfolios and to highlight issues such as policy exceptions for senior management attention.

The key monitoring process is the ongoing review of credits, including annual case and grade review, with more frequent review when required or as necessitated by the grade.

Credit grading and scoring systems facilitate the early identification and management of any deterioration in loan quality. Changes in the objective information (i.e. financial and business variables as described under risk identification and assessment) are reflected in the credit grade of the borrower with the resultant grade influencing the management of individual loans. Special attention is paid to lower quality graded loans or ‘Criticised’ loans. In AIB, criticised loans include ‘Watch’, ‘Vulnerable’ and ‘Impaired’ loans which are defined as follows:

Watch:	The credit is exhibiting weakness but with the expectation that existing debt can be fully repaid from normal cash flows;
Vulnerable:	Credit where repayment is in jeopardy from normal cash flows and may be dependent on other sources; and
Impaired:	A loan is impaired if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact such that the present value of future cash flows is less than the current carrying value of the financial asset or group of assets and requires an impairment provision to be recognised in the income statement.

The Group’s criticised loans are subject to more intense assessment and review, due to the increased risk associated with them. Given the on-going deterioration in credit quality throughout 2012 in the residential, retail and commercial markets, credit management and credit risk management continued to be the key area of focus. Resourcing, structures, policy and processes are subjected to continued review in order to ensure that the Group is best placed to manage asset quality and assist borrowers in line with agreed treatment strategies.

*Forms an integral part of the audited financial statements
73

Risk management – 3. Individual risk types

3.1 Credit risk – Credit risk management

Risk management and mitigation* (continued)

The credit management process is underpinned by an independent system of credit review. Independent credit review teams assess the application of credit policies, processes and procedures across all areas of the Group. Credit policy and credit management standards are controlled and set centrally via the Credit Risk function.

The more significant credit policies are approved by the Board. Concentration levels are set by geography, sector and product through the Risk Appetite Statement which is required to be approved by the Board on an annual basis.

Forbearance strategies*

The Group considers requests from customers who are experiencing cash flow difficulties on a case by case basis against their current and likely future financial circumstances and their willingness to resolve these difficulties, taking into account legal and regulatory obligations.

The Group has implemented the standards for the Codes of Conduct in relation to customers in difficulty as set out by the Central Bank of Ireland ensuring these customers are dealt with in a professional and timely manner.

A forbearance agreement is entered into where the customer is in financial difficulty to the extent they are unable to repay both the principal and interest in accordance with the original contract terms. Modifications to the original contract can be of a temporary (e.g. interest only) or permanent (e.g. term extension) nature and a loan is considered to be no longer a forborne loan once the modified terms and conditions have expired.

The Group has developed a Mortgage Arrears Resolution Strategy (“MARS”) for dealing with mortgage customers in difficulty or likely to be in difficulty. This builds on and formalises the Group’s Mortgage Arrears Resolution Process, under which short term mortgage forbearance solutions (e.g. interest only; part capital and interest repayment; moratorium; capitalisation of arrears; term extension and deferred interest schemes) have been provided to customers in financial difficulty for the last number of years.

The strategy is built on three key factors:

 i)   Segmentation – identifying customers in difficulty;

 ii)  Sustainability – customer assessment; and

 iii) Suitable Treatment – identifying solutions.

The core objectives are to ensure that arrears solutions are sustainable in the long term and they comply with the spirit and the letter of all regulatory requirements. MARS includes the following new longer-term forbearance solutions which have been devised to assist existing Republic of Ireland primary residential mortgage customers in difficulty:

Split mortgages – a split mortgage will be considered where a customer can afford a mortgage but their income is not sufficient to fully support their current mortgage. The existing mortgage is split into two parts: Loan A being the sustainable element, which is repaid on the basis of principal and interest; and Loan B being the unsustainable element, which is deferred and becomes repayable at a later date;

Negative equity trade down – This allows a customer to sell their house and subsequently purchase a new property and transfer the negative equity portion to a new loan secured on the new property. A negative equity trade down mortgage will be considered where a customer will reduce monthly loan repayments and overall indebtedness by trading down to a property more appropriate to his/her current financial and other circumstances;

Voluntary sale for loss – A voluntary sale for loss solution will be considered where the loan is deemed to be unsustainable and the customer is agreeable to sell the property and put an appropriate agreement in place to repay any residual debt.

These new advanced forbearance options were introduced during the latter part of 2012 and will continue to be available to customers who meet certain criteria.

Business customers, following assessment of requests made, may also be provided with forbearance solutions which the Group considers on a case by case basis. Typical types of forbearance being: the placing of the facility on an interest only basis; part capital/ interest basis for a period of time; extension of the facility term; and in some cases, a debt for equity swap or similar structure. See accounting policy number 15 – Impairment of financial assets.

All forborne loans and those loans which have completed their period of forbearance and have returned to original terms and conditions are managed and monitored in line with the relevant credit approval and review authorities framework.

*Forms an integral part of the audited financial statements
74

3.1 Credit risk – Credit risk management

Risk monitoring and reporting*

Credit managers pro-actively manage the Group’s credit risk exposures at transaction and relationship level. Credit risk, at a portfolio level, is monitored and reported regularly to senior management and the Board Risk Committee. A detailed credit review, including information on impairment provisions, is prepared quarterly.

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

General

–	national or local economic conditions that correlate with defaults on the assets in the portfolio (e.g. an increase in the unemployment rate in the geographical area of the borrowers, a decrease in residential and/or commercial property prices in the relevant area, regulatory/government fiscal policy change or adverse changes in industry conditions that affect the borrowers in the group);
–	significant financial difficulty of the issuer or obligor; and
–	observable data indicating a measurable decrease in estimated cash flows.

Mortgages

–	90+ days past due;
–	a request for a forbearance measure from the borrower.

Corporate and SME

–	90+ days past due;
–	a request for a forbearance measure from the borrower;
–	significant financial difficulty of the borrower such as trading losses, loss of business or major customers or change in the borrower’s competitive landscape;
–	a breach of contract, such as a default or delinquency in interest or principal payments; and
–	a breach of covenant, e.g. interest cover, loan-to-value (“LTV”) level, debt to equity ratio etc.

Commercial Real Estate (“CRE”)

–	90+ days past due;
–	significant financial difficulty of the borrower or obligor;
–	a request for a forbearance measure from the borrower;
–	the lack of an active market for the assets concerned;
–	a material decrease in the estimated future cash flows or timing of receipt of these; and
–	a breach of covenant, e.g. interest cover, LTV level, debt to equity ratio.

Where loans are deemed to be impaired, the Group raises specific impairment provisions in a timely and consistent manner across the credit portfolios. The Group makes use of two types of impairment provision:

–	a) Specific; and
–	b) Incurred but not reported (“IBNR”) which represents a collective provision relating to the portfolio of performing loans.

*Forms an integral part of the audited financial statements
75

Risk management – 3. Individual risk types

3.1 Credit risk – Credit risk management

Provisioning for impairment* (continued)

Specific impairment provisions

Specific impairment provisions arise when the recovery of a specific loan or group of loans is in doubt based on specific impairment triggers as described previously and assessment that all the expected future cash flows either from the loan itself or from the associated collateral will not be sufficient to repay the loan. The amount of the specific impairment provision will reflect the financial position of the borrower and the net realisable value of any security held for the loan or group of loans. In practice, the specific impairment provision is the difference between the present value of expected future cash flows for the impaired loan(s) discounted at the original effective interest rate and the carrying value of the loan(s). When raising specific impairment provisions, AIB divides its impaired portfolio into two categories, namely individually significant and individually insignificant.

Impairment of individually significant exposures

Each market segment sets a threshold above which cases are assessed on an individual basis. The individually significant thresholds are as follows:

–	PBB, CICB and AIB UK > € 500,000/£ 500,000
–	EBS > € 750,000

For those loans identified as being impaired and which require assessment on an individual basis, the impairment provision is calculated by discounting the expected future cash flows at the loan’s original effective interest rate and comparing the result (the estimated recoverable amount) to the carrying amount of the loan to determine the level of provision required. Specific impairments for larger loans (individually significant) are raised with reference to the individual characteristics of each credit including an assessment of the cash flows that may arise from foreclosure less costs to sell in respect of obtaining and selling any associated collateral. The time period likely to be required to realise the collateral and receive the cash flows is taken into account in estimating the future cash flows and discounting these back to present value.

As property loans represent a significant concentration within the Group’s loan portfolio (25% at December 2012) property valuation guidelines have been issued by Credit Risk to aid lenders in valuing property assets in the current distressed and illiquid property markets, particularly in Ireland and the UK. For impaired property and construction exposures, cash flows will generally emanate from the development and/or disposal of the assets which comprise the collateral held by the Group. The Group’s preference is to work with the obligor to progress the realisation of the collateral although in some cases the Group will foreclose its security to protect its position.

The methods used by the Group to assist in reaching appropriate valuations for collateral held include:

  (a) use of professional valuations;

  (b) the application of local market knowledge in respect of the property and its location;

  (c) use of internal guidelines for deriving the valuation of investment property; and

  (d) use of internally developed residual value methodologies. These are described below:

–	Use of professional valuations represents circumstances where external firms are requested to provide formal written valuations in respect of the property. Up to date external professional valuations are sought in circumstances where it is believed that sufficient transactional evidence is available to support an expert objective view. Historic valuations are also used as benchmarks to compare against current market conditions and assess peak to trough reductions. Available market indices for relevant assets, i.e. residential property, are also used in valuation assessments;
–	The residual value methodology assesses the value in the land or property asset after meeting the incremental costs to complete the development. This approach estimates the cost of developing the asset to determine the residual value for the Group, including covering the costs to complete and additional funding costs. The key factors considered include:
(i) the	development potential given the location of the asset;
(ii) its	current or likely near term planning status;
(iii) levels	of current and likely future demand;
(iv) the	relevant costs associated with the completion of the project; and
(v) expected	market prices of completed units.
If, following internal considerations which may include consultations with valuers, it is concluded that the optimal value for the Group will be obtained through the development/completion of the project; a residual value methodology is used. When, in the opinion of AIB, the land is not likely to be developed or it is not commercial to do so, agricultural/‘green field’ values may be applied;
–	Application of local market knowledge represent circumstances where the local bank management familiar with the property concerned, with local market conditions, and with knowledge of recently completed transactions provide indications of the likely realisable value and a potential timeline for realisation; and
–	In valuing investment property, yields are applied to sustainable rental flows having considered current yields and estimated likely future yields for a more normal market environment for relevant asset classes.

*Forms an integral part of the audited financial statements
76

3.1 Credit risk – Credit risk management

Provisioning for impairment* (continued)

Applying one or a combination of the above methodologies has resulted in a wide range of discounts to original collateral valuations, influenced by the nature, status and year of purchase of the asset. All relevant costs likely to be associated with the realisation of the collateral are taken into account in the cash flow forecasts. The spread of discounts is influenced by the type of collateral, e.g. land, developed land or investment property and also its location. The valuation arrived at is therefore a function of the nature of the asset, e.g. unserviced land in a rural area will most likely suffer a greater reduction in value if purchased at the height of a property boom than a fully let investment property with strong lessees. The discounts to original collateral value, having applied our valuation methodologies to reflect current market conditions, can be as high as 95% for land assets where values have been marked down to agricultural/‘green field’ site values.

When assessing the level of provision required for property loans, apart from the value to be realised from the collateral, other cash flows if available, for example, recourse to other assets or sponsor support, are also considered.

The other key driver in determining the level of provision is the time it takes to receive the funds from the realisation of collateral. While it depends on the type of collateral and the stage of its development, the period of time to realisation is typically 2 to 7 years but sometimes this time period may be exceeded. These estimates are frequently reassessed on a case by case basis. In accordance with IAS 39, AIB discounts these cash flows at the asset’s original effective interest rate to calculate the net present value and compares this with the carrying value of the asset, the difference being the level of provision required.

In assessing the value of collateral for impaired mortgage loans in Ireland, the Group uses a peak to trough price decline of 55% as a base. In certain circumstances, realisation costs of 10% to 20% are deducted. For individually significant loans, other factors, such as recent transactional evidence or local knowledge are considered, which can result in higher or lower discounts to collateral valuations.

AIB employs a dedicated approach to loan workout and to monitoring and proactively managing impaired loans. Enterprise Lending Services (“ELS”) teams in the Republic of Ireland and Specialised Lending Services (“SLS”) in AIB UK, focus on managing the majority of criticised loans. Ultimately, the loan workout manager will decide on the method(s) to be used based on his/her expert judgement. The loan workout manager then recommends the required impairment provision to the appropriate credit approval authority.

The Group operates a tiered approval framework for impairment provisions which are approved, depending on amount, by various delegated authorities to Area Credit Committee level. These committees are chaired by the Head of Credit in the market segments where the valuation/impairment is reviewed and challenged for appropriateness and adequacy. Impairments in excess of the market segment authorities are approved by the GCC and Board (where appropriate). Market segment impairments are ultimately reviewed by the Special GCC as part of the quarterly provision process.

The valuation assumptions and approaches used in determining the impairment provisions required are documented and the resulting impairment/impairment losses are reviewed and challenged as part of the approval process by market segment and Group senior management.

Impairment of individually insignificant exposures

The calculation of an impairment charge for credits below the ‘significant’ threshold is undertaken on a collective basis. Loans are grouped together in homogeneous pools sharing common characteristics, for example in PBB and CICB, exposures are split into the following pools: <€ 10,000; € 10,000 to € 30,000; and € 30,000 to € 500,000, home mortgages up to € 500,000; property and construction € 30,000 to € 500,000; and other commercial € 30,000 to € 500,000.

Recovery rates for non mortgages are established for each pool by assessing the Group’s loss experience for these pools over the past four years and by examining the amount and timing of cash flows received (typically over four years) from the date the loan was identified as impaired. These recovery rates are updated at a minimum on a yearly basis. Impairment provisions are then raised on new impaired loans and updated on existing impaired loans, reflecting the Group’s updated recovery experience. The individually insignificant provision process in the UK is similar to that in PBB, with loans grouped into pooled ranges: < £ 10,000; £ 10,000 to £ 25,000; £ 25,000 to £ 500,000 for the following sectors:

–	Property and construction;
–	Personal; and
–	Other commercial.

*Forms an integral part of the audited financial statements
77

Risk management – 3. Individual risk types

3.1 Credit risk – Credit risk management

Provisioning for impairment* (continued)

In the EBS market segment, all loans less than € 750,000 and > 90 days past due are assessed on a pooled basis. The methodology applies a probability of a loan going to repossession based on its individual characteristics e.g. time in arrears. Given the lack of repossession experience in the portfolio in recent years, the actual observed instances of loans going from > 90 days past due to less than 90 days past due is used as a proxy for the aforementioned probability of going to/not going to repossession. The provision applied, given the default to repossession, is arrived at following the application of a peak to trough price decline of 55% plus additional firesale/disposal costs (range 10% to 20%) and after applying a 3 year discount to the collateral value at the effective interest rate. This methodology is also applied to mortgage loans < € 500k and > 90 days past due in PBB and CICB market segments. For impaired mortgages < € 500k and < 90 days past due in PBB and CICB, provisions are applied using the aforementioned peak to trough house price decline, costs and discount period assumptions.

While the approach adopted throughout the Group is similar, depending upon the range/depth of customer and portfolio information available, the methodologies used in establishing the level of impairment may vary across the market segments, given that the nature of the asset pools differs across market segments.

When the prospects of recovering a loan, either partially or in full, do not improve, a point will come when it will be concluded that as there is no realistic prospect of recovery, the loan (and any related specific provision) will be written off. Where the loan is secured, the write-off will take account of receipt of the net realisable value of security held.

Incurred but not reported (“IBNR”) impairment provisions

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

Evidence of impairment may arise where there is observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group. Such evidence may include:

–	National or local economic conditions that correlate with defaults on the assets in the group (e.g. an increase in the unemployment rate in the geographical area of the borrowers;
–	a decrease in residential and/or commercial property prices in the relevant area;
–	regulatory/ government fiscal policy change; or
–	adverse changes in industry conditions that affect the borrowers in the group).

IBNR provisions can only be recognised for incurred losses i.e. losses that are present in the portfolio at the reporting date and are not permitted for losses that are expected to happen as a result of likely future events. IBNR provisions are determined by reference to loss experience in the portfolios and to the credit environment at the reporting date.

IBNR provisions are maintained at levels that are deemed appropriate by management having considered: credit grading profiles and grading movements; arrears profiles; forbearance activity; historic loan loss rates; recent loss experience; changes in credit management procedures, processes and policies; local and international economic climates; and near term future losses associated with portfolio sector profiles/industry conditions.

The appropriate level of IBNR is calculated based on:

(i)	the likely provision rates for these portfolios through the emergence period by reference to the Group’s near term provision plans/forecasts which are informed by the recent specific provision experience;
(ii)	an assessment of higher risk portfolios, which include but are not limited to:
(a)	the non-impaired forborne mortgages; and
(b)	loans graded vulnerable which include loans in advanced arrears; and
(c)	loans > 90 days past due but not impaired.

The approach used for the collective evaluation of impairment is to split the performing financial assets into pools on the basis of similar risk characteristics such as, residential mortgages (owner-occupier/buy-to-let), property and construction, SME/other commercial, other personal and corporate. The assessment of the level of likely incurred loss in these higher risk portfolios is informed, where appropriate, by independent credit reviews of these portfolios.

The emergence period is key to determining the level of collective impairment provisions. Emergence periods for each market segment are determined by taking into account current credit management practices; historical evidence of assets moving from ‘good’ to ‘bad’ as a result of a ‘loss event’, and include case sampling. The range of emergence periods applied by AIB is three to twelve months with the majority of the portfolio having a six month emergence period applied.

*Forms an integral part of the audited financial statements
78

3.1 Credit risk – Credit profile of the loan portfolio

AIB Group’s customer loan portfolio comprises loans (including overdrafts), instalment credit and finance lease receivables. The overdraft provides demand credit facility combined with a current account. Borrowings occur when the customer’s drawings take the current account into debit. The balance may therefore fluctuate with the requirements of the customer. Although overdrafts are contractually repayable on demand (unless a fixed term has been agreed), provided the account is deemed to be satisfactory, full repayment is not generally demanded without notice.

The tables below show for the years ended 31 December 2012 and 31 December 2011 loans and receivables to customers by industry sector including loans and receivables within disposal groups and non-current assets held for sale:

(i) Total	loans and receivables to customers;
(ii) Impaired	loans and receivables to customers; and
(iii) Provisions	for impairment on loans and receivables to customers.

	2012				2011

Loans and receivables to customers*	Loans and receivables to customers	Disposal groups and non- current assets held for sale	Total	Total	Loans and receivables to customers	Disposal groups and non- current assets held for sale	Total	Total
	€ m	€ m	€ m	%	€ m	€ m	€ m	%

Agriculture	1,781	–	1,781	2.0	1,862	6	1,868	1.9
Energy	375	88	463	0.5	665	231	896	0.9
Manufacturing	1,625	–	1,625	1.8	2,037	34	2,071	2.1
Property and construction	22,251	–	22,251	24.8	23,774	716	24,490	24.8
Distribution	7,790	–	7,790	8.7	8,476	73	8,549	8.7
Transport	801	373	1,174	1.3	1,287	42	1,329	1.3
Financial	785	–	785	0.9	1,362	6	1,368	1.4
Other services	6,313	14	6,327	7.0	7,010	15	7,025	7.1
Personal
Residential mortgages	42,521	–	42,521	47.3	45,154	72	45,226	45.8
Other	4,698	–	4,698	5.2	5,321	–	5,321	5.4
Lease financing	457	–	457	0.5	544	–	544	0.6

Gross loans and receivables	89,397	475	89,872	100.0	97,492	1,195	98,687	100.0

Unearned income	(108)	–	(108)		(123)	(2)	(125)
Deferred costs	89	–	89		103	–	103
Provisions for impairment	(16,406)	(122)	(16,528)		(14,932)	(9)	(14,941)

Total statement of financial position	72,972	353	73,325		82,540	1,184	83,724

Gross loans and receivables analysed as to:
Neither past due nor impaired	56,179	238	56,417		67,894	1,162	69,056
Past due but not impaired	4,039	–	4,039		4,795	3	4,798
Impaired - provisions held	29,179	237	29,416		24,803	30	24,833

	89,397	475	89,872		97,492	1,195	98,687

*Forms an integral part of the audited financial statements
79

Risk management – 3. Individual risk types

3.1 Credit risk – Credit profile of the loan portfolio (continued)

	2012			2011

Impaired loans and receivables to customers*	Loans and receivables to customers	Disposal groups and non- current assets held for sale	Total	Loans and receivables to customers	Disposal groups and non- current assets held for sale	Total
	€ m	€ m	€ m	€ m	€ m	€ m

Agriculture	334	–	334	310	–	310
Energy	36	–	36	38	–	38
Manufacturing	472	–	472	436	–	436
Property and construction	13,804	–	13,804	11,899	–	11,899
Distribution	3,442	–	3,442	3,058	–	3,058
Transport	120	237	357	127	–	127
Financial	245	–	245	191	–	191
Other services	1,026	–	1,026	951	–	951
Personal
Residential mortgages	8,130	–	8,130	6,313	30	6,343
Other	1,431	–	1,431	1,335	–	1,335
Lease financing	139	–	139	145	–	145

Total	29,179	237	29,416	24,803	30	24,833

	2012			2011

Provisions for impairment on loans and receivables to customers*	Loans and receivables to customers	Disposal groups and non- current assets held for sale	Total	Loans and receivables to customers	Disposal groups and non- current assets held for sale	Total
	€ m	€ m	€ m	€ m	€ m	€ m

Agriculture	233	–	233	199	–	199
Energy	29	–	29	28	–	28
Manufacturing	300	–	300	251	–	251
Property and construction	7,681	–	7,681	6,469	–	6,469
Distribution	2,013	–	2,013	1,698	–	1,698
Transport	93	122	215	90	–	90
Financial	168	–	168	142	–	142
Other services	650	–	650	567	–	567
Personal
Residential mortgages	2,699	–	2,699	1,785	3	1,788
Other	1,064	–	1,064	904	–	904
Lease financing	133	–	133	121	–	121

Specific	15,063	122	15,185	12,254	3	12,257
IBNR	1,343	–	1,343	2,678	6	2,684

Total	16,406	122	16,528	14,932	9	14,941

The definitions below relate to the loans and receivables to customers profiled on the tables on pages 81 and 82.

(1)Satisfactory: credit which is not included in any of the criticised catergories of Watch, Vulnerable and Impaired loans.

Criticised loans include:

(2)Watch: credit exhibiting weakness but with the expectation that existing debt can be fully repaid from normal cashflow.

(3)Vulnerable: credit where repayment is in jeopardy from normal cashflow and may be dependent on other sources.

(4)Impaired: a loan is impaired if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the assets (a ‘loss event’) and that loss event (or events) has an impact such that the present value of future cashflows is less than the gross carrying value of the financial asset or group of assets i.e. requiring a provision to be raised through the income statement.

*Forms an integral part of the audited financial statements
80

Risk management

3.1 Credit risk – Credit profile of the loan portfolio

The following table analyses loans and receivables to customers by market segment showing asset quality and impairment provisions for the years ended 31 December 2012 and 31 December 2011:

	Core

Gross loans and receivables to customers*	PBB	CICB	AIB UK	EBS	Total Core
	€ m	€ m	€ m	€ m	€ m

Residential mortgages
Owner occupier	18,536	30	2,482	13,018	34,066
Buy-to-let	4,195	2,780	324	–	7,299
	22,731	2,810	2,806	13,018	41,365
Other personal	2,857	988	396	–	4,241
Property and construction	1,335	8,287	2,477	–	12,099
SME/Other commercial	3,036	6,936	3,198	–	13,170
Corporate	–	3,371	–	–	3,371

Total	29,959	22,392	8,877	13,018	74,246

Analysed as to asset quality
Satisfactory(1)	20,072	8,403	5,779	9,066	43,320
Watch(2)	2,552	1,458	1,282	1,000	6,292
Vulnerable(3)	2,209	1,590	976	403	5,178
Impaired(4)	5,126	10,941	840	2,549	19,456
Total criticised loans	9,887	13,989	3,098	3,952	30,926

Total loans percentage	%	%	%	%	%

Criticised loans/total loans	33	62	35	30	42
Impaired loans/total loans	17	49	9	20	26

Impairment provisions – statement of financial position
Specific	2,811	5,711	385	563	9,470
IBNR	332	413	151	152	1,048

Total impairment provisions	3,143	6,124	536	715	10,518

Provision cover percentage	%	%	%	%	%

Specific provisions/ impaired loans	55	52	46	22	49
Total provisions/impaired loans	61	56	64	28	54
Total provisions/total loans	10	27	6	5	14

Impairment charge/average loans	1.68	3.83	1.03	1.79	2.29

							2012
	Non-Core						Total

Gross loans and receivables to customers*	PBB	CICB	AIB UK	EBS	Group	Total Non-Core
	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Residential mortgages
Owner occupier	–	–	101	–	–	101	34,167
Buy-to-let	24	341	83	607	–	1,055	8,354
	24	341	184	607	–	1,156	42,521
Other personal	3	384	70	–	–	457	4,698
Property and construction	4	6,912	2,958	278	–	10,152	22,251
SME/Other commercial	1	358	1,716	–	–	2,075	15,245
Corporate	–	1,786	–	–	–	1,786	5,157

Total	32	9,781	4,928	885	–	15,626	89,872

Analysed as to asset quality
Satisfactory(1)	9	2,498	1,131	243	–	3,881	47,201
Watch(2)	1	430	152	145	–	728	7,020
Vulnerable(3)	5	358	644	50	–	1,057	6,235
Impaired(4)	17	6,495	3,001	447	–	9,960	29,416
Total criticised loans	23	7,283	3,797	642	–	11,745	42,671

Total loans percentage	%	%	%	%	%	%	%

Criticised loans/total loans	73	74	77	72	–	75	47
Impaired loans/total loans	53	66	61	51	–	64	33

Impairment provisions – statement of financial position
Specific	8	3,979	1,574	154	–	5,715	15,185
IBNR	–	136	93	66	–	295	1,343

Total impairment provisions	8	4,115	1,667	220	–	6,010	16,528

Provision cover percentage	%	%	%	%	%	%	%

Specific provisions/ impaired loans	46	61	52	34	–	57	52
Total provisions/impaired loans	49	63	56	49	–	60	56
Total provisions/total loans	26	42	34	25	–	38	18

Impairment charge/average loans	6.01	4.00	4.31	(0.37)	–	3.67	2.57

*Forms an integral part of the audited financial statements
81

Risk management

3.1 Credit risk – Credit profile of the loan portfolio

	Core

Gross loans and receivables to customers*	PBB	CICB	AIB UK	EBS	Total Core
	€ m	€ m	€ m	€ m	€ m

Residential mortgages
Owner occupier	18,626	34	2,711	13,562	34,933
Buy-to-let	4,345	3,309	143	–	7,797
	22,971	3,343	2,854	13,562	42,730
Other personal	2,342	170	466	–	2,978
Property and construction	810	9,275	2,772	–	12,857
SME/Other commercial	3,129	7,721	3,350	–	14,200
Corporate	–	4,203	–	–	4,203

Total	29,252	24,712	9,442	13,562	76,968

Analysed as to asset quality
Satisfactory(1)	21,539	12,490	6,669	9,929	50,627
Watch(2)	2,972	2,144	1,423	1,116	7,655
Vulnerable(3)	2,028	1,258	860	279	4,425
Impaired(4)	2,713	8,820	490	2,238	14,261
Total criticised loans	7,713	12,222	2,773	3,633	26,341

Total loans percentage	%	%	%	%	%

Criticised loans/total loans	26	50	29	27	34
Impaired loans/total loans	9	36	5	17	19

Impairment provisions – statement of financial position
Specific	1,453	4,181	241	403	6,278
IBNR	786	874	203	58	1,921

Total impairment provisions	2,239	5,055	444	461	8,199

Provision cover percentage	%	%	%	%	%

Specific provisions/ impaired loans	54	47	49	18	44
Total provisions/impaired loans	83	58	91	21	58
Total provisions/total loans	8	21	5	3	11

Impairment charge/average loans

	Non-Core						2011 Total

Gross loans and receivables to customers*	PBB	CICB	AIB UK	EBS	Group	Total Non-Core
	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Residential mortgages
Owner occupier	–	178	112	–	54	344	35,277
Buy-to-let	–	–	291	1,861	–	2,152	9,949
	–	178	403	1,861	54	2,496	45,226
Other personal	838	1,418	86	–	–	2,342	5,320
Property and construction	651	6,842	3,244	896	–	11,633	24,490
SME/Other commercial	15	20	2,052	–	–	2,087	16,287
Corporate	–	3,161	–	–	–	3,161	7,364

Total	1,504	11,619	5,785	2,757	54	21,719	98,687

Analysed as to asset quality
Satisfactory(1)	564	4,725	1,777	978	42	8,086	58,713
Watch(2)	181	467	184	364	-	1,196	8,851
Vulnerable(3)	230	500	1,026	109	-	1,865	6,290
Impaired(4)	529	5,927	2,798	1,306	12	10,572	24,833
Total criticised loans	940	6,894	4,008	1,779	12	13,633	39,974

Total loans percentage	%	%	%	%	%	%	%

Criticised loans/total loans	63	59	69	65	22	63	41
Impaired loans/total loans	35	51	48	47	22	49	25

Impairment provisions – statement of financial position
Specific	391	3,923	1,308	354	3	5,979	12,257
IBNR	131	268	224	134	6	763	2,684

Total impairment provisions	522	4,191	1,532	488	9	6,742	14,941

Provision cover percentage	%	%	%	%	%	%	%

Specific provisions/ impaired loans	74	66	47	27	25	57	49
Total provisions/impaired loans	99	71	55	37	75	64	60
Total provisions/total loans	35	36	27	18	17	31	15

Impairment charge/average loans							7.84

*Forms an integral part of the audited financial statements
82

3.1 Credit risk - Credit profile of the loan portfolio

Gross loans and receivables to customers amounted to € 89.9 billion at 31 December 2012 down from € 98.7 billion at 31 December 2011 and include € 0.5 billion which are classified as held for sale (€ 1.2 billion at 31 December 2011). The reduction reflects the continued deleveraging of non-core assets, particularly in the CICB and AIB UK market segments and the sale of a portion of the buy-to-let portfolio in EBS. The reduction is also impacted by the demand for credit from customers being exceeded by repayments of debt.

The Group has a Non-Core unit which actively manages the disposal of selected assets under the Group’s deleveraging programme. While Non-Core is a distinct business segment, credit management activities, including the day to day interaction with borrowers, is undertaken by the market segments. During 2012, the Group refined its definition of non-core assets to ensure all cross-collateralised elements of borrower connections were maintained in the respective areas. This resulted in the transfer of € 3.3 billion from core into non-core assets and € 4.1 billion from non-core to core assets resulting in a net transfer of € 0.8 billion into core assets.

The on-going difficult economic environment, particularly in Ireland where the majority of the Group’s loans and advances to customers are concentrated, continued to impact credit quality with borrowers experiencing difficulty in meeting their debt repayments. Consequently, there was a significant amount of restructuring activity with regard to existing facilities in the period. Details relating to this type of activity as it applies to the residential mortgage portfolio in Ireland are provided on pages 92 – 104. At 31 December 2012, the Group was not in a position to systematically capture restructuring/forbearance activity at a portfolio level as it related to non-mortgage loans and receivables. However, this is being addressed and information on a Group basis will be available in 2013. In the interim, it should be noted that criticised loans, which largely comprise customers in difficulty, either restructured or requiring restructuring, are in general, managed by dedicated specialised lending teams where intense case management is provided with a view to minimising loan losses through pro-active monitoring and control. At 31 December 2012, non mortgage criticised loans amounted to € 28.6 billion (31 December 2011: € 27 billion) of which € 21.3 billion were impaired with specific provisions of € 12.5 billion providing cover of 59% (31 December 2011: impaired loans € 18.5 billion, specific provisions € 10.5 billion, cover of 57%). Total statement of financial position provisions to total loans were 18% up from 15% at 31 December 2011.

The income statement provision charge for loans and receivables was € 2,434 million or 2.57% of average customer loans compared with € 7,774 million or 7.84% in 2011 (excluding provisions for loans held for sale to NAMA). The provision comprised € 3,756 million in specific provisions and a release of IBNR provisions of € 1,322 million (31 December 2011: € 7,595 million in specific provisions and an IBNR provision charge of € 179 million).

The movement in IBNR provisions of € 1,322 million was due to the level of specific provisions raised during 2012 which had largely been provided in IBNR provisions at 31 December 2011, based on management’s view of the incurred loss inherent in the portfolio at that time, as evidenced by the level of arrears, requests for forbearance and vulnerable loans. The portfolios most impacted were the property and construction portfolio where the release was € 659 million due, in particular, to the level of specific provisions raised in 2012 in the property investment sub-sector, and € 369 million for the residential mortgage portfolio which largely resulted from specific provisions being taken during the year, particularly for mortgages in forbearance. IBNR provisions were also reduced by € 205 million, € 84 million and € 5 million in the SME/other commercial, other personal and corporate portfolios, respectively.

The financial position IBNR provisions amounted to € 1,343 million which represented 2.22% of non-impaired loans (3.63%: 31 December 2011). The outcomes of independent reviews of certain higher risk portfolios helped to inform management’s view of the incurred loss remaining in the performing book and the appropriate level of IBNR provisions required.

Core portfolio € 74.2 billion:

At 31 December 2012, the core portfolio amounted to € 74.2 billion and has reduced from € 77.0 billion at 31 December 2011.

As mentioned above, the Group refined its definition of non-core assets during the year which resulted in a net transfer into Core of approximately € 0.8 billion. However, there were further underlying reductions of € 3.6 billion across all sectors in the core portfolio reflecting the impact of repayments and lower levels of demand for credit as a result of the continuing difficult economic environment, particularly in Ireland, where household deleveraging and subdued consumer sentiment are still in evidence.

€ 30.9 billion or 42% of the core portfolio was criticised (31 December 2011: € 26.3 billion or 34%) of which € 19.5 billion was impaired (31 December 2011: € 14.3 billion). Excluding the reclassification of core/non-core assets during the year, the increase in criticised and impaired loans was € 3.8 billion and € 4.4 billion respectively.

55.7% or € 41.4 billion of the core portfolio related to residential mortgages which comprised € 34.1 billion in owner-occupier mortgages and a further € 7.3 billion in buy-to-let mortgages. Arrears in the residential mortgage portfolio in Ireland continued to increase, albeit at a slower pace in the second half of 2012 compared with the first half, as borrowers’ repayment capacity was impacted by high unemployment and a general reduction in disposable income through increased taxes and pay reductions. Further detailed disclosures in relation to the total Republic of Ireland residential mortgage portfolio of € 39.5 billion, and forbearance activity and arrears for this portfolio are provided on pages 101 – 104.

83

Risk management – 3. Individual risk types

3.1 Credit risk – Credit profile of the loan portfolio (continued)

Core portfolio € 74.2 billion: (continued)

Core property and construction loans amounted to € 12.1 billion and comprised property investment loans of € 9.7 billion, land and development loans of € 1.9 billion and other property and construction loans of € 0.5 billion (31 December 2011: € 11.5 billion, € 0.8 billion and € 0.6 billion respectively).

€ 6.2 billion of the property investment portfolio of € 9.7 billion related to loans for the purchase of property in the Republic of Ireland, € 3.3 billion in the United Kingdom, and € 0.2 billion in other geographical areas. While the investment property market in Ireland remains challenging, there is some evidence that prime rents and yields for office and retail properties stabilised in 2012, however, secondary yields continued to weaken.

€ 6.7 billion of the core property investment portfolio was criticised (31 December 2011: € 6.2 billion) of which € 5.0 billion was impaired (31 December 2011: €3.9 billion). The Group had core statement of financial position specific provisions of € 2.3 billion providing cover of 45% for impaired loans (31 December 2011: € 1.7 billion or 43%) and total provisions to total loans of 25% (31 December 2011: 20%). The income statement provision charge for the core property investment portfolio was € 317 million compared with € 1,270 million for 2011, reflecting the slowing down in the pace of new impaired loans in the period.

Core land and development loans amounted to € 1.9 billion at 31 December 2012, up from € 0.8 billion at 31 December 2011. This increase was influenced primarily by the reclassification of non-core assets in the Group during 2012 which resulted in exposures relating to loans being transferred from non-core to the core portfolio. The portfolio largely relates to loans for the purchase of property and land in Ireland of € 1.4 billion and € 0.5 billion in the United Kingdom.

€ 1.6 billion of the core land and development portfolio was criticised (31 December 2011: € 0.2 billion) of which € 1.2 billion was impaired (31 December 2011: € 0.1 billion). The increase in criticised and impaired loans compared with 31 December 2011 is largely due to the majority of the loans which transferred back from the non-core portfolio being criticised, with a substantial portion of these also being impaired. The Group had core statement of financial position specific provisions of € 867 million providing cover of 71% for land and development impaired loans (31 December 2011: € 47 million or 47%) and total provisions to total loans of 47% (31 December 2011: 8%). The significant increase in provision cover was largely due to the reclassification of core/non-core assets resulting in approximately € 0.8 billion of impaired assets which were heavily provided for when transferred back into the core portfolio. The income statement provision charge for the year was € 26 million compared with € 53 million in 2011 and reflects the relatively low level of new impaired loans downgraded in the year compared with the previous year. Further detailed profiles of the property and construction portfolios by market segment are provided on pages 115 – 117.

The remaining core portfolio consisted of: € 0.5 billion in property loans; € 0.4 billion in contractors; € 0.1 billion in housing associations; € 4.2 billion in other personal loans; € 13.2 billion to SME/other commercial borrowers; and € 3.4 billion to corporate borrowers. These portfolios are profiled in more detail on pages 112 – 114 and 118 – 121.

The Group held total core statement of financial position specific provisions of € 9.5 billion providing cover of 49% on impaired loans of € 19.5 billion (31 December 2011: € 6.3 billion or 44%). Total core provisions to total core loans was 14% (31 December 2011: 11%).

The income statement provision charge for total core loans and receivables to customers was € 1,744 million or 2.29% of average core customer loans. The core provision charge comprised € 2,679 million in specific provisions and a release of € 935 million in IBNR provisions as outlined above (31 December 2011: specific provisions € 4,168 million and an IBNR provision charge of € 368 million).

Non-Core portfolio € 15.6 billion:

The non-core portfolio amounted to € 15.6 billion (31 December 2011: € 21.7 billion) following: the net transfer of € 0.8 billion as a result of the reclassification of non-core assets by the Group during the year; disposals as part of the deleveraging programme including the sale of buy-to-let mortgages in EBS; targeted non-refinancing of loans; and repayments. The portfolio now largely comprises property and construction and SME/other commercial loans at € 10.2 billion and € 2.1 billion respectively with a further € 1.8 billion to corporate borrowers, € 1.2 billion related to residential mortgages and € 0.5 billion in other personal loans.

The non-core property and construction portfolio of € 10.2 billion included € 5.2 billion in property investment loans (€ 2.9 billion related to loans for the purchase of property in Ireland, € 1.6 billion in the United Kingdom, € 0.2 billion in the United States of America and € 0.5 billion in other geographical locations) and € 4.6 billion in land and development loans (€ 3.2 billion in Ireland and € 1.4 billion in the United Kingdom). There was a further € 0.3 billion relating to loans to housing associations in the United Kingdom.

3.1 Credit risk – Credit profile of the loan portfolio

Non-Core portfolio € 15.6 billion: (continued)

€ 11.7 billion of the total non-core portfolio was criticised of which € 10.0 billion was impaired (31 December 2011: € 13.6 billion and € 10.6 billion respectively). Excluding the reclassification of core/non-core assets during the year, the underlying decrease in criticised loans since 31 December 2011 was € 1.1 billion, largely as a result of deleveraging in the portfolio.

The Group had non-core statement of financial position specific provisions of € 5.7 billion providing cover of 57% for impaired loans (31 December 2011: € 6.0 billion or 57%) and total provisions to total loans of 38% (31 December 2011: 31%).

The Non-Core income statement provision charge was € 690 million or 3.67% of average non-core customer loans for the year to 31 December 2012 and comprised € 1,077 million in specific provisions and a movement of € 387 million in IBNR provisions as outlined above (31 December 2011:€ 3,427 million and € 189 million respectively).

The provision charge for land and development loans of € 309 million accounted for 45% of the total non-core provision charge and reflected the impact that the lack of activity in this sector has had on the portfolio.

The following table profiles the asset quality of the Group’s loans and receivables as at 31 December 2012 and 31 December 2011.

								2012

							Of which

Asset quality*	Mortgages € m	Other € m	Property and construction € m	SME/other commercial € m	Corporate € m	Total € m	Core € m	Non- Core € m

Neither past due nor impaired	32,318	2,902	7,554	9,309	4,334	56,417	51,152	5,265
Past due but not impaired	2,073	365	893	688	20	4,039	3,638	401
Impaired - provisions held	8,130	1,431	13,804	5,248	803	29,416	19,456	9,960

Gross loans and receivables	42,521	4,698	22,251	15,245	5,157	89,872	74,246	15,626
Provisions for impairment	(3,206)	(1,139)	(8,104)	(3,496)	(583)	(16,528)	(10,518)	(6,010)

	39,315	3,559	14,147	11,749	4,574	73,344	63,728	9,616

Deferred costs						89
Unearned income						(108)

Net loans and receivables						73,325

								2011

							Of which

Asset quality*	Mortgages € m	Other € m	Property and construction € m	SME/other commercial € m	Corporate € m	Total € m	Core € m	Non- Core € m

Neither past due nor impaired	36,614	3,527	11,454	10,871	6,590	69,056	58,943	10,113
Past due but not impaired	2,269	459	1,137	854	79	4,798	3,764	1,034
Impaired - provisions held	6,343	1,334	11,899	4,562	695	24,833	14,261	10,572

Gross loans and receivables	45,226	5,320	24,490	16,287	7,364	98,687	76,968	21,719
Provisions for impairment	(2,681)	(1,063)	(7,568)	(3,093)	(536)	(14,941)	(8,199)	(6,742)

	42,545	4,257	16,922	13,194	6,828	83,746	68,769	14,977

Deferred costs						103
Unearned income						(125)

Net loans and receivables						83,724

Profiles of past due but not impaired loans are detailed on pages 86 and 87 and impaired loans are detailed on page 88.

*Forms an integral part of the audited financial statements
85

Risk management – 3. Individual risk types

3.1 Credit risk – Credit profile of the loan portfolio

Aged analysis of contractually past due but not impaired gross loans and receivables to customers*

The table below sets out the aged analysis of contractually past due but not impaired loans and receivables to customers as at 31 December 2012 and 31 December 2011 by:

(a) industry sector;

(b) core/non-core; and

(c) market segment:

Past due but not impaired is defined as follows: When a borrower fails to make a contractually due payment, a loan is deemed to be past due. ‘Past due days’ is a term used to describe the cumulative number of days a missed payment is overdue. This category can also include an element of loans where negotiation with the borrower on new terms and conditions has not concluded to full completion of documentation while the original loan facility remains outside its original terms for more than 90 days. When a loan or exposure is past due, the entire exposure is reported as past due, not just the amount of any excess or arrears.

							2012

a) Industry sector	1–30 days € m	31–60 days € m	61–90 days € m	91–180 days € m	181–365 days € m	> 365 days € m	Total € m

Agriculture	55	9	16	13	16	30	139
Energy	6	–	–	1	–	1	8
Manufacturing	19	4	2	4	7	5	41
Property and construction	210	101	66	174	187	155	893
Distribution	80	34	28	46	45	42	275
Transport	7	5	1	15	1	3	32
Financial	4	2	8	6	2	1	23
Other services	70	25	17	21	33	24	190
Personal
Residential mortgages	1,013	451	248	208	91	62	2,073
Credit cards	39	11	9	5	1	–	65
Other	75	32	40	48	47	58	300

	1,578	674	435	541	430	381	4,039

b) Of which:
Core	1,493	624	405	443	358	315	3,638
Non-Core	85	50	30	98	72	66	401

	1,578	674	435	541	430	381	4,039

c) Market segment

PBB	571	232	157	186	110	55	1,311
CICB	314	142	113	207	272	294	1,342
AIB UK	104	78	45	97	40	21	385
EBS	589	222	120	51	8	11	1,001
Group	–	–	–	–	–	–	–

	1,578	674	435	541	430	381	4,039

As a percentage of	%	%	%	%	%	%	%
total gross loans	1.8	0.7	0.5	0.6	0.5	0.4	4.5

*Forms an integral part of the audited financial statements
86

3.1 Credit risk – Credit profile of the loan portfolio

Aged analysis of contractually past due but not impaired gross loans and receivables to customers* (continued)

							2011

a) Industry sector	1–30 days € m	31–60 days € m	61–90 days € m	91–180 days € m	181–365 days € m	> 365 days € m	Total € m

Agriculture	54	37	10	11	19	13	144
Energy	4	–	1	2	2	1	10
Manufacturing	24	16	2	5	6	2	55
Property and construction	391	163	115	171	184	113	1,137
Distribution	153	75	45	148	35	23	479
Transport	10	7	2	4	2	1	26
Financial	6	1	1	2	4	–	14
Other services	87	30	13	17	38	20	205
Personal
Residential mortgages	1,067	489	253	294	126	40	2,269
Credit cards	50	16	11	8	1	–	86
Other	126	60	34	56	53	44	373

	1,972	894	487	718	470	257	4,798

b) Of which:
Core	1,602	759	418	555	305	125	3,764
Non-Core	370	135	69	163	165	132	1,034

	1,972	894	487	718	470	257	4,798

c) Market segment

PBB	563	362	203	299	152	41	1,620
CICB	460	282	182	338	275	188	1,725
AIB UK	220	62	30	47	20	6	385
EBS	727	188	72	34	23	22	1,066
Group	2	–	–	–	–	–	2

	1,972	894	487	718	470	257	4,798

As a percentage of	%	%	%	%	%	%	%
total gross loans	2.0	0.9	0.5	0.7	0.5	0.3	4.9

The figures reported are inclusive of overdrafts, bridging loans and cases with expired limits.

Loans past due but not impaired were € 4.0 billion or 4.5 % of total loans and receivables to customers (31 December 2011: € 4.8 billion or 4.9%).

Residential mortgage loans past due but not impaired at € 2.1 billion represent 51% of the total past due but not impaired loans (31 December 2011: € 2.3 billion represent 47%) largely driven by decreases in household income and the high level of unemployment. Property and construction loans past due but not impaired represent a further 22% or € 0.9 billion (31 December 2011: 24% or € 1.1 billion) with other personal at 9% or € 0.4 billion (31 December 2011: 10% or € 0.5 billion).

*Forms an integral part of the audited financial statements
87

Risk management – 3. Individual risk types

3.1 Credit risk – Credit profile of the loan portfolio

Impaired loans for which provisions are held

The following table shows impaired loans which are assessed for impairment either individually or collectively with the relevant specific impairment provisions:

	2012*

		Impaired loans				Specific impairment provisions

	Gross loans and receivables € m	Individually assessed € m	Collectively assessed € m	Total € m	% of total loans	Total € m	% of impaired loans

Retail
Residential mortgages	42,521	3,888	4,242	8,130	19	2,699	33
Other personal lending	4,698	863	568	1,431	30	1,064	74
Total retail	47,219	4,751	4,810	9,561	20	3,763	39
Commercial
Property and construction	22,251	13,306	498	13,804	62	7,681	56
SME/commercial	15,245	4,559	689	5,248	34	3,256	62
Total commercial	37,496	17,865	1,187	19,052	51	10,937	57
Corporate	5,157	803	–	803	16	485	60

Total	89,872	23,419	5,997	29,416	33	15,185	52

Specific impairment provisions at 31 December 2012		12,515	2,670	15,185

		%	%	%

Specific provision cover percentage		53	45	52

	2011

		Impaired loans				Specific impairment provisions

	Gross loans and receivables € m	Individually assessed € m	Collectively assessed € m	Total € m	% of total loans	Total € m	% of impaired loans

Retail
Residential mortgages	45,226	2,859	3,484	6,343	14	1,787	28
Other personal lending	5,320	764	570	1,334	25	903	68
Total retail	50,546	3,623	4,054	7,677	15	2,690	35
Commercial
Property and construction	24,490	11,557	342	11,899	49	6,469	54
SME/commercial	16,287	4,060	502	4,562	28	2,665	58
Total commercial	40,777	15,617	844	16,461	40	9,134	55
Corporate	7,364	695	-	695	9	433	62

Total	98,687	19,935	4,898	24,833	25	12,257	49

Specific impairment provisions at 31 December 2011		10,318	1,939	12,257

		%	%	%

Specific provision cover percentage		52	40	49

*Forms an integral part of the audited financial statements
88

3.1 Credit risk – Credit profile of the loan portfolio

Movements on impairment provisions

The following table sets out the movements on the Group impairment provisions for the year ended 31 December 2012:

	2012*

		Of which

	Total € m	Core € m	Non-Core € m

At 1 January 2012	14,945	8,203	6,742
Exchange translation adjustments	47	11	36
Transfers	34	968	(934)
Charge against income statement	2,434	1,744	690
Amounts written off	(673)	(404)	(269)
Disposals	(263)	–	(263)
Recoveries of amounts written off in previous years	4	–	4
Provisions on loans and receivables returned by NAMA	4	–	4

At 31 December 2012	16,532	10,522	6,010

Total provisions are split as follows:
Specific	15,189	9,474	5,715
IBNR	1,343	1,048	295

	16,532	10,522	6,010

Amounts include:
Loans and receivables to banks (note 28)	4	4	–
Loans and receivables to customers (note 29)	16,406	10,518	5,888
Loans and receivables of disposal groups and non-current assets held for sale (note 25)	122	–	122

	16,532	10,522	6,010

Provisions – income statement

The following table sets out the provision charge in the income statement for the years ended 31 December 2012 and 31 December 2011:

	2012*			2011

	Core € m	Non-Core € m	Total € m	Core	Non-Core	Total € m

Provisions for impairment on loans and receivables to customers	1,744	690	2,434	4,536	3,238	7,774
Provisions for impairment on loans and receivables held for sale to NAMA	–	–	–	–	87	87

Total provisions for impairment on loans and receivables	1,744	690	2,434	4,536	3,325	7,861
Charge/(writeback) of provisions for liabilities and commitments	4	5	9	(422)	6	(416)
Provisions for impairment on financial investments available for sale	84	2	86	275	8	283

Total	1,832	697	2,529	4,389	3,339	7,728

While there were some initial signs of improvement in the Irish economy where the majority of the Group’s exposure is concentrated, continuing high unemployment, low levels of activity in the property sector, and the impact of the on-going austerity measures influenced the credit quality profile of the Group’s loans and receivables to customers and associated provision levels for the year to 31 December 2012.

The income statement provision charge for loans and receivables for the year to 31 December 2012 was € 2,434 million or 2.57% of average customer loans compared with € 7,774 million or 7.84% in 2011 (excluding provisions for loans held for sale to NAMA). The provision comprised € 3,756 million in specific provisions and a release of IBNR provisions of € 1,322 million as outlined on page 83 (2011:€ 7,595 million in specific provisions and IBNR charge of € 179 million) split € 1,744 million for core loans and receivables and € 690 million for non-core.

A provision of € 9 million for liabilities and commitments was raised in 2012.

The provision for impairment on financial instruments available for sale of € 86 million related to equity investments of which NAMA subordinated bonds accounted for € 82 million.

*Forms an integral part of the audited financial statements
89

Risk management – 3. Individual risk types

3.1 Credit risk – Credit profile of the loan portfolio

Provisions – income statement (continued)

The following table analyses by market segment the income statement impairment provision charge/(credit) for loans and receivables to customers for the years ended 31 December 2012 and 31 December 2011:

	2012*

	Core			Non-Core			Total

	Mortgages € m	Other € m	Total € m	Mortgages € m	Other € m	Total € m	Mortgages € m	Other € m	Total € m

PBB	318	176	494	–	48	48	318	224	542
CICB	169	747	916	1	415	416	170	1,162	1,332
AIB UK	10	87	97	8	226	234	18	313	331
EBS	237	–	237	6	(14)	(8)	243	(14)	229

Total	734	1,010	1,744	15	675	690	749	1,685	2,434

			2011

	Mortgages € m	Other € m	Total € m

PBB	703	723	1,426
CICB	499	4,439	4,938
AIB UK	99	988	1,087
EBS	305	18	323

Total	1,606	6,168	7,774

The following table analyses by market segment the impairment provision charge/(credit) as a percentage of average loans expressed as basis points (“bps”) for the years ended 31 December 2012 and 31 December 2011:

	2012

	Core			Non-Core			Total

	Mortgages bps	Other bps	Total bps	Mortgages bps	Other bps	Total bps	Mortgages bps	Other bps	Total bps

PBB	140	263	168	278	606	601	140	297	179
CICB	545	359	383	37	409	400	504	376	388
AIB UK	35	133	103	258	442	431	57	269	223
EBS	179	–	179	40	(176)	(37)	166	(176)	149

Total	175	297	229	75	402	367	170	331	257

	2011

	Mortgages bps	Other bps	Total bps

PBB	301	876	451
CICB	1,386	1,230	1,244
AIB UK	302	807	70
EBS	396	385	395
Group	17	–	17

Total	418	1,076	784

*Forms an integral part of the audited financial statements
90

3.1 Credit risk – Credit profile of the loan portfolio

Provisions for impairment – income statement

The following table analyses the income statement impairment provision charge/(credit) split between individually significant, individually insignificant and IBNR for loans and receivables to customers for the years ended 31 December 2012 and 31 December 2011:

	2012*	2011

Impairment charge by nature of impairment provision	€ m	€ m

Individually significant	2,821	6,470
Individually insignificant	935	1,124
IBNR	(1,322)	180

Total	2,434	7,774	(1)

(1)Excludes € 87 million relating to loans and receivables held for sale to NAMA.

Core provisions*

The Core provision charge of € 1,744 million comprised € 2,679 million of specific provisions and a release of € 935 million of IBNR provisions (31 December 2011: € 4,168 million and an IBNR provision charge of € 368 million).

The movement in IBNR provisions occurred in the following portfolios: € 328 million related to residential mortgages; € 362 million to property and construction loans; € 162 million, € 78 million and € 5 million respectively to the SME/other commercial, other personal and corporate sectors where IBNR provisions raised in previous periods, have now been reflected in the specific provision charge at 31 December 2012 and following independent reviews of certain higher risk portfolios which helped inform management’s view of incurred loss remaining in the performing book.

42% or € 734 million of the Core provision charge related to residential mortgages where the portfolio has experienced an increase in impaired loans as borrowers’ repayment capacity was impacted by the difficult economic environments in Ireland and the United Kingdom. The charge occurred in PBB (owner-occupier € 219 million and buy-to-let € 99 million); in EBS where the charge of € 237 million related to the owner-occupier mortgage portfolio; € 169 million in CICB where the charge related to the buy-to-let mortgage sector; and € 10 million in AIB UK.

€ 378 million of the Core provision charge related to the property and construction sector, primarily in the CICB market segment where the charge was € 290 million; PBB € 50 million; and € 38 million in AIB UK.

The Core provision charge in the SME/other commercial sector was € 443 million and was largely incurred in the distribution (hotels, licensed premises and retail/wholesale) and other services sectors as a result of the continuing pressure on SMEs, particularly in Ireland, who are heavily dependent on the domestic economy which remained challenged during 2012. A further € 148 million of the provision charge related to the other personal portfolio where borrowers capacity to repay continued to be impacted by high levels of unemployment and reduced incomes, and € 39 million related to the corporate portfolio.

Non-Core provisions*

The non-core provision charge of € 690 million comprised € 1,077 million in specific provisions and a release of € 387 million in IBNR provisions (31 December 2011: € 3,427 million and € 189 million).

The non-core provision charge was largely driven by provisions of € 403 million in the property and construction sector. These occurred mainly in the land and development sub-sector (CICB € 165 million; PBB € 20 million; and AIB UK € 124 million) which reflected the impact that the lack of activity in this sector has had on the portfolio where 95% of loans were impaired at 31 December 2012. The provision charge for property investment was € 103 million and was incurred primarily in CICB € 51 million, AIB UK € 59 million and PBB € 7 million, reflecting the pressure that borrowers in Ireland and the UK are experiencing as a result of poorer rental incomes and yields where properties are in secondary locations. There was a release of IBNR provisions of € 14 million in EBS relating to property investment loans and a further € 9 million, largely in AIB UK relating to loans to housing associations.

The provision charge in the non-core corporate portfolio was € 128 million and included a significant provision in the transport sub-sector. The SME/other commercial, other personal and residential mortgage sectors accounted for € 74 million, € 71 million and € 15 million respectively of the non-core provision charge, as borrowers in these sectors continued to be impacted by the weak Irish and UK economies, with lower turnover, high unemployment and reduced incomes.

*Forms an integral part of the audited financial statements
91

Risk management – 3. Individual risk types

3.1 Credit risk – Credit profile of the loan portfolio

Loans and receivables to customers – Residential mortgages*

Residential mortgages amounted to € 42.5 billion at 31 December 2012. This compares to € 45 billion at 31 December 2011. The split of the residential mortgage book was owner-occupier € 34.2 billion (31 December 2011: € 35 billion) and buy-to-let € 8.3 billion (2011: € 10 billion). The income statement impairment charge for 2012 was € 0.7 billion or 1.70% of average residential mortgages, comprising € 1.1 billion specific charge and a release of IBNR of € 0.4 billion (2011: € 1.6 billion or 3.4% of average residential mortgages, comprising € 1.4 billion specific charge and € 0.2 billion IBNR charge). Statement of financial position provisions of € 3.2 billion were held at 31 December 2012, split € 2.7 billion specific and € 0.5 billion IBNR (31 December 2011: € 2.6 billion, split € 1.7 billion specific and € 0.9 billion IBNR).

This section provides the following information in relation to residential mortgages:

Republic of Ireland residential mortgages – pages 93 to 104

–	Credit profile

–	Origination profile

–	Loan-to-value profile:

Actual and weighted average indexed loan-to-value ratios of residential mortgages

Loan-to-value ratios of residential mortgages (index linked) that were neither past due nor impaired

Loan-to-value ratios of residential mortgages (index linked) that were greater than 90 days past due and/or impaired

–	Credit quality profile of residential mortgages

–	Residential mortgages which were past due but not impaired

–	Residential mortgages which were impaired

–	Forbearance:

Owner occupier

Buy-to-let

Total

–	Repossessions

AIB UK residential mortgages – pages 105 to 111

–	Credit profile

–	Origination profile

–	Loan-to-value profile:

Actual and weighted average indexed loan-to-value ratios of AIB UK residential mortgages

Loan-to-value ratios of AIB UK residential mortgages (index linked) that were neither past due nor impaired

Loan-to-value ratios of AIB UK residential mortgages (index linked) that were greater than 90 days past due and/or impaired

–	Credit quality profile

–	AIB UK residential mortgages which were past due but not impaired

–	AIB UK residential mortgages which were impaired

–	Repossessions

*Forms an integral part of the audited financial statements
92

Risk management – 3. Individual risk types

3.1 Credit risk - Credit profile of the loan portfolio (continued)

Loans and receivables to customers – Republic of Ireland residential mortgages

The following table analyses the Republic of Ireland residential mortgage portfolio by market segment showing impairment provisions for the years ended 31 December 2012 and 31 December 2011:

	PBB			CICB

Statement of financial position	Owner- occupier € m	Buy-to-let € m	Total € m	Owner- occupier € m	Buy-to-let € m	Total € m

Total gross residential mortgages	18,536	4,219	22,755	30	3,121	3,151

In arrears (>30 days past due)(2)	2,286	1,239	3,525	19	1,990	2,009

In arrears (>90 days past due)(2)	2,091	1,166	3,257	19	1,954	1,973

Of which impaired	1,955	1,099	3,054	19	1,895	1,914
Statement of financial position specific provisions	655	441	1,096	6	798	804
Statement of financial position IBNR provisions	170	46	216	–	38	38

Provision cover percentage	%	%	%	%	%	%

Specific provisions/impaired loans	33.5	40.1	35.9	29.7	42.1	42.0

Income statement	€ m	€ m	€ m	€ m	€ m	€ m

Income statement specific provisions	376	253	629	–	268	268
Income statement IBNR provisions	(157)	(154)	(311)	–	(98)	(98)

Total impairment provisions	219	99	318	–	170	170

	2012*
	EBS				Total

Statement of financial position	Owner- occupier € m	Buy-to-let € m		Total € m	Owner- occupier € m	Buy-to-let € m	Total € m

Total gross residential mortgages	13,018	607	(1)	13,625	31,584	7,947	39,531

In arrears (>30 days past due)(2)	2,919	353		3,272	5,224	3,582	8,806

In arrears (>90 days past due)(2)	2,592	343		2,935	4,702	3,463	8,165

Of which impaired	2,549	339		2,888	4,523	3,333	7,856
Statement of financial position specific provisions	563	126		689	1,224	1,365	2,589
Statement of financial position IBNR provisions	152	28		180	322	112	434

Provision cover percentage	%	%		%	%	%	%

Specific provisions/impaired loans	22.1	37.2		23.9	27.1	41.0	33.0

Income statement	€ m	€ m		€ m	€ m	€ m	€ m

Income statement specific provisions	143	30		173(3)	519	551	1,070
Income statement IBNR provisions	94	(24)		70	(63)	(276)	(339)

Total impairment provisions	237	6		243	456	275	731

(1)All Non-Core.

(2)Includes all impaired loans whether past due or not.

(3)Inclusive of a settlement received in respect of Mortgage Indemnity Insurance.

*Forms an integral part of the audited financial statements
93

Risk management – 3. Individual risk types

3.1 Credit risk - Credit profile of the loan portfolio (continued)

Loans and receivables to customers – Republic of Ireland residential mortgages (continued)

	PBB			CICB(1)

Statement of financial position	Owner- occupier € m	Buy-to-let € m	Total € m	Owner- occupier € m	Buy-to-let € m	Total € m

Total gross residential mortgages	18,626	4,345	22,971	34	3,309	3,343

In arrears (>30 days past due)(4)	1,471	734	2,205	22	1,657	1,679

In arrears (>90 days past due)(4)	1,212	616	1,828	22	1,580	1,602

Of which impaired	1,008	510	1,518	21	1,496	1,517
Statement of financial position specific provisions	305	189	494	5	555	560
Statement of financial position IBNR provisions	327	200	527	–	137	137

Provision cover percentage	%	%	%	%	%	%

Specific provisions/impaired loans	30.2	37.1	32.6	25.8	37.1	37.0

Income statement	€ m	€ m	€ m	€ m	€ m	€ m

Income statement specific provisions	236	156	392	5	475	480

Income statement IBNR provisions	175	136	311	–	(16)	(16)

Total impairment provisions	411	292	703	5	459	464

							2011
	EBS(2)				Total

Statement of financial position	Owner- occupier € m	Buy-to-let € m		Total € m	Owner- occupier € m	Buy-to-let € m	Total € m

Total gross residential mortgages	13,492	1,861	(3)	15,353	32,152	9,515	41,667

In arrears (>30 days past due)(4)	2,459	805		3,264	3,952	3,196	7,148

In arrears (>90 days past due)(4)	2,238	785		3,023	3,472	2,981	6,453

Of which impaired	2,238	765		3,003	3,267	2,771	6,038
Statement of financial position specific provisions	403	213		616	713	957	1,670
Statement of financial position IBNR provisions	58	67		125	385	404	789

Provision cover percentage	%	%		%	%	%	%

Specific provisions/impaired loans	18.0	27.8		20.5	21.8	34.6	27.7

Income statement	€ m	€ m		€ m	€ m	€ m	€ m

Income statement specific provisions	324	114		438	565	745	1,310

Income statement IBNR provisions	(116)	(17)		(133)	59	103	162

Total impairment provisions	208	97		305	624	848	1,472

(1)Excludes purchased residential mortgage loan pools of € 178 million in CICB. In 2012, these loans are shown in ‘Financial’ sector.

(2)Excludes deferred costs of € 70 million in EBS. In 2012, the EBS residential mortgage portfolio includes deferred costs.

(3)All Non-Core.

(4)Includes all impaired loans whether past due or not.

94

3.1 Credit risk – Credit profile of the loan portfolio

Loans and receivables to customers – Republic of Ireland residential mortgages (continued)

Residential mortgages in the Republic of Ireland (managed in the PBB, CICB & EBS market segments) amounted to € 39.5 billion compared to € 41.7 billion at 31 December 2011, the decrease mainly relating to the deleveraging of € 1.2 billion of buy-to-let mortgages in EBS in 2012. The split of the residential mortgage book was owner-occupier € 31.6 billion and buy-to-let € 7.9 billion (31 December 2011: owner-occupier € 32.2 billion and buy-to-let € 9.5 billion) and comprised 42% tracker rate, 46% variable rate and 12% fixed rate mortgages. The total income statement provision charge for 2012 was € 0.7 billion or 1.79% of average residential mortgages, comprising € 1.0 billion specific charge and a release of IBNR of € 0.3 billion. Statement of financial position provisions of € 3.0 billion were held at 31 December 2012, split € 2.6 billion specific provisions and € 0.4 billion IBNR provisions. 56% of the total residential mortgage book was in negative equity caused by the decrease in house prices in the last number of years and resulting in a quantum of negative equity of € 6.0 billion at 31 December 2012. Total owner-occupier and buy-to-let impaired loans increased from € 6.0 billion at 31 December 2011 to € 7.9 billion at 31 December 2012.

The level of loans greater than 90 days in arrears and/or impaired in the Republic of Ireland was 20.7% at 31 December 2012 compared to 15.5% at 31 December 2011. Residential mortgages are assessed for impairment when they are past due, typically for more than ninety days, or if the borrower exhibits an inability to meet their obligations to the Group based on objective evidence of loss events (“impairment triggers”), such as a request for a forbearance measure. The portfolio also continues to experience an increase in arrears as borrowers’ repayment capacity continues to be impacted by the current economic climate and high levels of personal debt. The pace of increase in arrears slowed during the year, particularly in comparison to the first half of the year.

The level of loans greater than 90 days in arrears and/or impaired in the owner-occupier book increased from € 3,472 million or 10.8% at 31 December 2011 to € 4,702 million or 14.9% at 31 December 2012. Decreases in household income and the high level of unemployment continue to be principal drivers of increased arrears and impaired loans in the owner-occupier book, coupled with an increase in the impairment of owner-occupier loans that are not past due, where evidence exists of other impairment triggers within the book, as mentioned above.

The level of loans greater than 90 days in arrears and/or impaired in the buy-to-let book increased from € 2,981 million or 31.3% at 31 December 2011 to € 3,463 million or 43.6% at 31 December, as the buy-to-let book continues to be impacted by increased financial pressure on borrowers.

Statement of financial position specific provisions of € 2.6 billion were held at 31 December 2012 and provided cover of 33% (31 December 2011: € 1.7 billion providing cover of 28%), and represents an increase of € 0.9 billion in the period. AIB has used a 55% peak-to-trough house price decline as a base for assessing collateral values, but, where relevant, has applied a discount to reflect a higher decline in value. IBNR statement of financial position provisions of € 434 million were held for the performing book compared to € 789 million held at 31 December 2011 and reflects management’s view of incurred loss in this book. This view was informed by: the levels of specific provision taken in 2012; the results of independent credit reviews carried out on the more vulnerable elements of the residential mortgage portfolio; and management’s view of the likely specific provisions.

The total income statement provision charge for 2012 was € 731 million, comprising a specific charge of € 1,070 million and a release of IBNR of € 339 million, further details of which are outlined on page 83. This compares to a total income statement charge of € 1,472 million for 2011, comprising a specific charge of € 1,310 million and an IBNR charge of € 162 million.

Information on the provisioning policies and methodologies employed in the identification of loans for assessment as impaired is set out in accounting policy number 15 ‘Impairment of financial assets’.

95

Risk management – 3. Individual risk types

3.1 Credit risk – Credit profile of the loan portfolio

Residential mortgages by year of origination

The following table profiles the Republic of Ireland total residential mortgage portfolio and impaired residential mortgage portfolio by year of origination at 31 December 2012 and 31 December 2011:

				2012*				2011

	Total		Impaired		Total		Impaired

Republic of Ireland	Number	Balance € m	Number	Balances € m	Number	Balance € m	Number	Balance € m

1996 and before	9,436	237	1,074	37	11,327	298	1,027	35
1997	3,398	106	367	15	4,271	134	367	16
1998	4,562	170	502	25	5,189	215	459	30
1999	6,017	277	670	48	6,723	334	617	45
2000	7,081	412	801	68	7,730	478	677	58
2001	7,627	538	882	82	8,169	611	764	72
2002	11,847	1,053	1,426	169	13,414	1,221	1,217	144
2003	16,957	1,732	2,309	322	18,336	1,964	1,848	262
2004	22,190	2,769	3,204	556	23,919	3,116	2,509	452
2005	30,375	4,362	5,148	1,029	32,571	4,874	3,909	838
2006	38,113	6,652	7,529	1,806	40,342	7,264	5,602	1,401
2007	36,623	6,670	7,435	1,741	38,423	7,129	5,479	1,290
2008	34,983	6,312	5,824	1,388	36,077	6,642	4,286	1,032
2009	23,693	3,776	2,104	432	24,490	3,983	1,342	297
2010	16,308	2,553	610	120	16,637	2,629	352	64
2011	4,960	782	74	18	5,030	775	44	2
2012	7,024	1,130	–	–	–	–	–	–

Total	281,194	39,531	39,959	7,856	292,648	41,667	30,499	6,038

The table shows that 18% of the residential mortgage portfolio originated before 2005, with such loans representing 17% of the impaired balances at 31 December 2012 (31 December 2011: 20% of the residential mortgage portfolio originated before 2005, with such loans representing 18% of the impaired balances). A further 61% of the residential mortgage portfolio originated between 2005 and 2008, with such loans representing 76% of impaired balances (31 December 2011: 62% of the residential mortgage portfolio originated between 2005 and 2008, with such loans representing 76% of impaired balances). The remainder of the portfolio (21%) originated since 2008, and represents 7% of the impaired balances at 31 December 2012 (31 December 2011: 18% originated since 2008 representing 6% of the impaired balances).

*Forms an integral part of the audited financial statements
96

3.1 Credit risk – Credit profile of the loan portfolio

The property values used in the completion of the following loan-to-value tables are determined with reference to the original or most recent valuation, indexed to the Central Statistics Office (“CSO”) Residential Property Price Index. The CSO Residential Property Price Index for December 2012 reported that national residential property prices were 50% lower than their highest level in early 2007 and reported an annual fall in residential property prices of 4.5% in 2012. Comparative figures as reported by the CSO in December 2011 were 47% and 16.7% respectively.

Actual and weighted average indexed loan-to-value ratios of residential mortgages

The following table profiles the Republic of Ireland residential mortgage portfolio by the indexed loan-to-value ratios and the weighted average indexed loan-to-value ratios at 31 December 2012 and 31 December 2011:

					2012*

	Owner-occupier		Buy-to-let		Total
Republic of Ireland	€ m	%	€ m	%	€ m	%

Less than 50%	3,783	12.0	523	6.6	4,306	10.9
50% to 70%	3,612	11.4	643	8.1	4,255	10.8
71% to 80%	2,189	6.9	432	5.4	2,621	6.6
81% to 90%	2,516	8.0	490	6.2	3,006	7.6
91% to 100%	2,480	7.9	593	7.5	3,073	7.8
101% to 120%	5,438	17.2	1,248	15.7	6,686	16.9
121% to 150%	6,264	19.8	1,742	21.9	8,006	20.2
Greater than 150%	5,302	16.8	2,276	28.6	7,578	19.2

Total	31,584	100.0	7,947	100.0	39,531	100.0
Weighted average indexed loan-to-value(1):
Stock of residential mortgages at year end		102.7		125.8		107.4
New residential mortgages issued during year		76.9		60.2		76.5
Impaired residential mortgages		122.1		144.6		131.6

					2011

	Owner-occupier		Buy-to-let		Total
Republic of Ireland	€ m	%	€ m	%	€ m	%

Less than 50%	4,132	12.9	682	7.1	4,814	11.6
50% to 70%	3,843	12.0	871	9.1	4,714	11.3
71% to 80%	2,173	6.8	534	5.6	2,707	6.5
81% to 90%	2,347	7.3	638	6.7	2,985	7.2
91% to 100%	2,586	8.0	741	7.8	3,327	8.0
101% to 120%	6,028	18.7	1,585	16.7	7,613	18.3
121% to 150%	6,433	20.0	2,251	23.7	8,684	20.8
Greater than 150%	4,610	14.3	2,213	23.3	6,823	16.3

Total	32,152	100.0	9,515	100.0	41,667	100.0
Weighted average indexed loan-to-value(1)(2):
Stock of residential mortgages at year end		99.8		118.6		104.1
New residential mortgages issued during year		73.7		61.6		72.8
Impaired residential mortgages		114.6		134.8		123.9

54% of the total owner-occupier and 66% of the total buy-to-let mortgages were in negative equity at 31 December 2012 (31 December 2011: 53% and 64% respectively). The weighted average indexed loan-to-value ratio for the total portfolio was 107.4% at 31 December 2012 (31 December 2011: 104.1%) whilst the weighted average indexed loan-to-value ratio for the impaired portfolio was 131.6% (31 December 2011: 123.9%), reflecting the decrease in property prices in the period. The weighted average indexed loan-to-value ratio of new mortgages issued during 2012 was 76.5% (31 December 2011: 72.8%).

(1)Weighted average indexed loan-to-values are the individual indexed loan-to-value calculations weighted by the mortgage balance against each property.

(2)Arising from changes made to the method of calculating the weighted average indexed loan-to-value ratios in 2012, comparative figures for 2011 have been adjusted.

*Forms an integral part of the audited financial statements
97

Risk management – 3. Individual risk types

3.1 Credit risk – Credit profile of the loan portfolio (continued)

Loan-to-value ratios of residential mortgages (index linked) that were neither past due nor impaired

The following table profiles the Republic of Ireland residential mortgage portfolio that was neither past due nor impaired by the indexed loan-to-value ratios at 31 December 2012 and 31 December 2011:

						2012*

	Owner-occupier		Buy-to-let		Total
Republic of Ireland	€ m	%	€ m	%	€ m	%

Less than 50%	3,401	13.3	412	9.8	3,813	12.8
50% to 70%	3,173	12.4	482	11.4	3,655	12.3
71% to 80%	1,890	7.4	310	7.3	2,200	7.4
81% to 90%	2,182	8.6	341	8.1	2,523	8.5
91% to 100%	2,091	8.2	378	8.9	2,469	8.3
101% to 120%	4,520	17.7	691	16.3	5,211	17.5
121% to 150%	4,794	18.8	828	19.6	5,622	18.9
Greater than 150%	3,464	13.6	786	18.6	4,250	14.3

Total	25,515	100.0	4,228	100.0	29,743	100.0

						2011

	Owner-occupier		Buy-to-let		Total
Republic of Ireland	€ m	%	€ m	%	€ m	%

Less than 50%	3,792	14.0	552	9.0	4,344	13.0
50% to 70%	3,460	12.6	677	11.0	4,137	12.3
71% to 80%	1,924	7.0	419	6.8	2,343	7.0
81% to 90%	2,065	7.5	479	7.8	2,544	7.6
91% to 100%	2,253	8.2	509	8.3	2,762	8.2
101% to 120%	5,226	19.1	1,023	16.7	6,249	18.7
121% to 150%	5,235	19.1	1,337	21.8	6,572	19.6
Greater than 150%	3,415	12.5	1,139	18.6	4,554	13.6

Total	27,370	100.0	6,135	100.0	33,505	100.0

Of the residential mortgages that were neither past due nor impaired at 31 December 2012, 50% of owner occupier and 55% of buy-to-let mortgages were in negative equity (31 December 2011: 51% and 57% respectively). In terms of the total portfolio that was neither past due nor impaired, 51% was in negative equity at 31 December 2012 (31 December 2011: 52%).

*Forms an integral part of the audited financial statements
98

3.1 Credit risk – Credit profile of the loan portfolio

Loan-to-value ratios of residential mortgages (index linked) that were greater than 90 days past due and/or impaired

The following table profiles the Republic of Ireland residential mortgage portfolio that was greater than 90 days past due and/or impaired by the indexed loan-to-value ratios at 31 December 2012 and 31 December 2011:

								2012*

	Owner-occupier		Buy-to-let		Total		Total
							residential mortgage portfolio
Republic of Ireland	€ m	%	€ m	%	€ m	%	€ m	%

Less than 50%	252	5.4	93	2.7	345	4.2	4,306	10.9
50% to 70%	301	6.4	141	4.0	442	5.5	4,255	10.8
71% to 80%	208	4.4	105	3.0	313	3.8	2,621	6.6
81% to 90%	237	5.0	128	3.7	365	4.5	3,006	7.6
91% to 100%	299	6.4	193	5.6	492	6.0	3,073	7.8
101% to 120%	684	14.6	523	15.1	1,207	14.8	6,686	16.9
121% to 150%	1,153	24.5	851	24.6	2,004	24.5	8,006	20.2
Greater than 150%	1,567	33.3	1,430	41.3	2,997	36.7	7,578	19.2

Total	4,701	100.0	3,464	100.0	8,165	100.0	39,531	100.0

								2011

	Owner-occupier		Buy-to-let		Total		Total
							residential mortgage portfolio
Republic of Ireland	€ m	%	€ m	%	€ m	%	€ m	%

Less than 50%	223	6.4	112	3.7	335	5.2	4,814	11.6
50% to 70%	253	7.3	164	5.6	417	6.4	4,714	11.3
71% to 80%	170	4.9	96	3.2	266	4.1	2,707	6.5
81% to 90%	199	5.7	134	4.5	333	5.2	2,985	7.2
91% to 100%	231	6.7	198	6.6	429	6.6	3,327	8.0
101% to 120%	548	15.8	488	16.4	1,036	16.1	7,613	18.3
121% to 150%	891	25.6	812	27.2	1,703	26.4	8,684	20.8
Greater than 150%	957	27.6	977	32.8	1,934	30.0	6,823	16.3

Total	3,472	100.0	2,981	100.0	6,453	100.0	41,667	100.0

Of the residential mortgages that were greater than 90 days past due and/or impaired at 31 December 2012, 72% of the owner-occupier and 81% of the buy-to-let mortgages were in negative equity (31 December 2011: 69% and 76% respectively). In terms of the total portfolio that was greater than 90 days past due and/or impaired, 76% was in negative equity at 31 December 2012 (31 December 2011: 72%).

*Forms an integral part of the audited financial statements
99

Risk management – 3. Individual risk types

3.1 Credit risk – Credit profile of the loan portfolio

Credit quality profile of residential mortgages

The following table profiles the asset quality of the Republic of Ireland residential mortgage portfolio as at 31 December 2012 and 31 December 2011:

			2012*			2011

	Owner-	Buy-to-let	Total	Owner-	Buy-to-let	Total
	occupier			occupier
Republic of Ireland	€ m	€ m	€ m	€ m	€ m	€ m

Neither past due nor impaired	25,515	4,228	29,743	27,370	6,135	33,505
Past due but not impaired	1,546	386	1,932	1,515	609	2,124
Impaired - provisions held	4,523	3,333	7,856	3,267	2,771	6,038

Gross residential mortgages	31,584	7,947	39,531	32,152	9,515	41,667
Provisions for impairment	(1,546)	(1,477)	(3,023)	(1,098)	(1,361)	(2,459)

	30,038	6,470	36,508	31,054	8,154	39,208

Residential mortgages which were past due but not impaired

The following table profiles the Republic of Ireland residential mortgage portfolio that was past due but not impaired at 31 December 2012 and 31 December 2011:

			2012*			2011

	Owner-	Buy-to-let	Total	Owner-	Buy-to-let	Total
	occupier			occupier
Republic of Ireland	€ m	€ m	€ m	€ m	€ m	€ m

1 - 30 days	845	137	982	830	184	1,014
31 - 60 days	334	77	411	326	134	460
61 - 90 days	188	42	230	154	81	235
91 - 180 days	120	65	185	147	117	264
181 - 365 days	42	38	80	50	65	115
Over 365 days	17	27	44	8	28	36

Total past due but not impaired	1,546	386	1,932	1,515	609	2,124

Total gross residential mortgages	31,584	7,947	39,531	32,152	9,515	41,667

€ 1.9 billion or 5% of the Republic of Ireland residential mortgage portfolio was past due but not impaired at 31 December 2012 (2011: € 2.1 billion or 5%), of which € 1.0 billion or 51% was 30 days or less past due but not impaired (2011: € 1.0 billion or 48%). Loans past due more than 90 days but not impaired amounted to € 0.3 billion (16% of the portfolio), and have decreased from € 0.4 billion (20% of the portfolio) at 31 December 2011.

Residential mortgages which were impaired

The following table profiles the Republic of Ireland residential mortgage portfolio that was impaired at 31 December 2012 and 31 December 2011:

			2012			2011

	Owner-	Buy-to-let	Total	Owner-	Buy-to-let	Total
	occupier			occupier
Republic of Ireland	€ m	€ m	€ m	€ m	€ m	€ m

Not past due	782	1,025	1,807	371	855	1,226
1 - 30 days	193	170	363	84	139	223
31 - 60 days	158	153	311	180	195	375
61 - 90 days	145	102	247	210	137	347
91 - 180 days	558	292	850	582	320	902
181 - 365 days	815	447	1,262	777	408	1,185
Over 365 days	1,872	1,144	3,016	1,063	717	1,780

Total impaired	4,523	3,333	7,856	3,267	2,771	6,038

Total gross residential mortgages	31,584	7,947	39,531	32,152	9,515	41,667

Residential mortgages are assessed for impairment if they are past due, typically, for more than ninety days or if the borrower exhibits an inability to meet its obligations to the Group based on objective evidence of loss events (“impairment triggers”). Loans are deemed impaired where the carrying value of the asset is shown to be in excess of the present value of future cashflows, and an appropriate provision is raised. Where loans are not deemed to be impaired, they are collectively assessed as part of the IBNR provision calculation.

Of the Republic of Ireland residential mortgage portfolio that was impaired at 31 December 2012, € 1.8 billion or 23% was not past due (2011: € 1.2 billion or 20%). A further €0.9 billion or 12% of the impaired portfolio was less than 90 days past due at 31 December 2012 (2011: € 0.9 billion or 16%).

*Forms an integral part of the audited financial statements
100

3.1 Credit risk – Credit profile of the loan portfolio

Forbearance – residential mortgages

The Group has a number of forbearance strategies in operation to assist borrowers who have difficulty in meeting repayment commitments. These are described on page 74.

The following tables analyse by type of forbearance, (i) owner-occupier, (ii) buy-to-let and (iii) total residential mortgages that were subject to forbearance measures in the Republic of Ireland at 31 December 2012 and 31 December 2011:

						2012*

	Total		Loans > 90 days		Loans neither > 90
			in arrears and/or		days in arrears
			impaired		nor impaired

	Number	Balance	Number	Balance	Number	Balance
Republic of Ireland owner-occupier		€ m		€ m		€ m

Interest only	10,372	1,820	4,230	848	6,142	972
Reduced payment (greater than interest only)	1,852	387	877	229	975	158
Payment moratorium	838	127	350	58	488	69
Arrears capitalisation	3,139	571	2,071	408	1,068	163
Term extension	5,735	598	686	63	5,049	535
Other	312	41	146	20	166	21

Total forbearance	22,248	3,544	8,360	1,626	13,888	1,918

						2012*

	Total		Loans > 90 days		Loans neither > 90
			in arrears and/or		days in arrears
			impaired		nor impaired

	Number	Balance	Number	Balance	Number	Balance
Republic of Ireland buy-to-let		€ m		€ m		€ m

Interest only	5,346	1,386	3,162	931	2,184	455
Reduced payment (greater than interest only)	957	224	518	129	439	95
Payment moratorium	79	19	47	12	32	7
Arrears capitalisation	1,800	488	1,484	427	316	61
Term extension	718	106	91	17	627	89
Other	25	10	14	8	11	2

Total forbearance	8,925	2,233	5,316	1,524	3,609	709

						2012*

	Total		Loans > 90 days		Loans neither > 90
			in arrears and/or		days in arrears
			impaired		nor impaired

	Number	Balance	Number	Balance	Number	Balance
Republic of Ireland – Total		€ m		€ m		€ m

Interest only	15,718	3,206	7,392	1,779	8,326	1,427
Reduced payment (greater than interest only)	2,809	611	1,395	358	1,414	253
Payment moratorium	917	146	397	70	520	76
Arrears capitalisation	4,939	1,059	3,555	835	1,384	224
Term extension	6,453	704	777	80	5,676	624
Other	337	51	160	28	177	23

Total forbearance	31,173	5,777	13,676	3,150	17,497	2,627

*Forms an integral part of the audited financial statements
101

Risk management – 3. Individual risk types

3.1 Credit risk – Credit profile of the loan portfolio

Forbearance – residential mortgages (continued)

						2011

	Total		Loans > 90 days		Loans neither > 90
			in arrears and/or		days in arrears
			impaired		nor impaired

	Number	Balance	Number	Balance	Number	Balance
Republic of Ireland owner-occupier		€ m		€ m		€ m

Interest only	13,681	2,548	3,436	675	10,245	1,873
Reduced payment (greater than interest only)	1,014	184	251	58	763	126
Payment moratorium	1,438	254	470	92	968	162
Arrears capitalisation	1,512	274	649	135	863	139
Term extension	4,964	524	447	41	4,517	483
Other	2	1	–	–	2	1

Total forbearance	22,611	3,785	5,253	1,001	17,358	2,784

						2011

	Total		Loans > 90 days		Loans neither > 90
			in arrears and/or		days in arrears
			impaired		nor impaired

	Number	Balance	Number	Balance	Number	Balance
Republic of Ireland buy-to-let		€ m		€ m		€ m

Interest only	7,401	1,866	2,565	816	4,836	1,050
Reduced payment (greater than interest only)	423	99	107	29	316	70
Payment moratorium	136	40	78	28	58	12
Arrears capitalisation	823	232	558	163	265	69
Term extension	872	132	89	15	783	117
Other	–	–	–	–	–	–

Total forbearance	9,655	2,369	3,397	1,051	6,258	1,318

						2011

	Total		Loans > 90 days		Loans neither > 90
			in arrears and/or		days in arrears
			impaired		nor impaired

	Number	Balance	Number	Balance	Number	Balance
Republic of Ireland – Total		€ m		€ m		€ m

Interest only	21,082	4,414	6,001	1,491	15,081	2,923
Reduced payment (greater than interest only)	1,437	283	358	87	1,079	196
Payment moratorium	1,574	294	548	120	1,026	174
Arrears capitalisation	2,335	506	1,207	298	1,128	208
Term extension	5,836	656	536	56	5,300	600
Other	2	1	–	–	2	1

Total forbearance	32,266	6,154	8,650	2,052	23,616	4,102

The Group has developed a Mortgage Arrears Resolution Strategy (“MARS”) for dealing with mortgage customers in difficulty or likely to be in difficulty. MARS builds on and formalises the Group’s Mortgage Arrears Resolution Process, under which short-term mortgage forbearance solutions were provided to customers in financial difficulty for the last number of years. MARS includes new longer-term forbearance solutions which were devised in 2012 to assist existing Republic of Ireland primary residential mortgage customers in difficulty. Further details on MARS are set out on page 74.

Of the total residential mortgage portfolio in the Republic of Ireland of € 39.5 billion (31 December 2011: € 41.7 billion), € 5.8 billion (15%) was subject to forbearance measures at 31 December 2012, compared to € 6.2 billion (15%) at 31 December 2011. The majority (56%) of the loans that were subject to forbearance measures at 31 December 2012 were granted a period of interest only payments (31 December 2011: 72%). € 3.2 billion (55%) of the loans under forbearance were greater than 90 days past due or impaired at 31 December 2012, compared to € 2.1 billion (33%) at 31 December 2011.

3.1 Credit risk – Credit profile of the loan portfolio

Forbearance – residential mortgages (continued)

The following table profiles the Republic of Ireland residential mortgage portfolio that was subject to forbearance measures and which was past due but not impaired at 31 December 2012 and 31 December 2011:

			2012*			2011

	Owner-	Buy-to-let	Total	Owner-	Buy-to-let	Total
	occupier			occupier
Republic of Ireland	€ m	€ m	€ m	€ m	€ m	€ m

1 - 30 days	176	36	212	209	58	267
31 - 60 days	96	20	116	121	53	174
61 - 90 days	58	15	73	74	33	107
91 - 180 days	53	25	78	94	38	132
181 - 365 days	23	12	35	37	22	59
Over 365 days	9	13	22	5	10	15

Total past due but not impaired	415	121	536	540	214	754

€ 0.5 billion or 9% of the Republic of Ireland residential mortgage portfolio that was subject to forbearance measures at 31 December 2012 was past due but not impaired (31 December 2011: € 0.8 billion or 12%). Of the portion of the portfolio that was past due but not impaired, € 0.2 billion or 40% was 30 days or less past due but not impaired (31 December 2011: € 0.3 billion or 35%). € 0.1 billion (25%) of the portfolio was more than 90 days past due, compared to € 0.2 billion (27%) at 31 December 2011.

The following table profiles the Republic of Ireland residential mortgage portfolio that was subject to forbearance measures and which was impaired at 31 December 2012 and 31 December 2011:

			2012			2011

	Owner-	Buy-to-let	Total	Owner-	Buy-to-let	Total
	occupier			occupier
Republic of Ireland	€ m	€ m	€ m	€ m	€ m	€ m

Not past due	475	575	1,050	183	412	595
1 - 30 days	117	97	214	36	59	95
31 - 60 days	88	90	178	62	103	165
61 - 90 days	61	57	118	65	45	110
91 - 180 days	209	154	363	178	120	298
181 - 365 days	249	217	466	204	137	341
Over 365 days	342	284	626	137	105	242

Total impaired	1,541	1,474	3,015	865	981	1,846

All loans that are assessed for a forbearance solution are tested for impairment either individually or collectively, irrespective of whether such loans are past due or not. Where the loans are deemed not to be impaired, they are collectively assessed as part of the IBNR provision calculation.

Of the Republic of Ireland residential mortgage portfolio that was subject to forbearance measures and impaired at 31 December 2012, € 1.1 billion or 35% was not past due at 31 December 2012 (31 December 2011: € 0.6 billion or 32%). A further € 0.5 billion or 17% of the impaired portfolio was less than 90 days past due at 31 December 2012 (31 December 2011: € 0.4 billion or 20%).

*Forms an integral part of the audited financial statements
103

Risk management – 3. Individual risk types

3.1 Credit risk – Credit profile of the loan portfolio

Forbearance – residential mortgages (continued)

The following table profiles the Republic of Ireland residential mortgage portfolio that was subject to forbearance measures by the indexed loan-to-value ratios at 31 December 2012 and 31 December 2011:

			2012*			2011

	Owner-	Buy-to-let	Total	Owner-	Buy-to-let	Total
	occupier			occupier
Republic of Ireland	€ m	€ m	€ m	€ m	€ m	€ m

Less than 50%	313	74	387	376	95	471
50% – 70%	341	111	452	432	152	584
71% - 80%	231	86	317	261	96	357
81% - 90%	245	96	341	268	126	394
91%- 100%	274	143	417	292	164	456
101% - 120%	568	353	921	657	394	1,051
121% - 150%	796	510	1,306	824	602	1,426
Greater than 150%	776	860	1,636	675	740	1,415

Total forbearance	3,544	2,233	5,777	3,785	2,369	6,154

Of the residential mortgage portfolio in the Republic of Ireland that was subject to forbearance measures at 31 December 2012, 60% of owner-occupier and 77% of buy-to-let mortgages were in negative equity (31 December 2011: 57% and 73% respectively), whilst 67% of the total portfolio subject to forbearance measures was in negative equity at 31 December 2012 (31 December 2011: 63%).

Republic of Ireland residential mortgages – repossessions(1)

The number (stock) of repossessions as at 31 December 2012 and 31 December 2011 is set out below:

		2012*		2011

	Stock of	Balance	Stock of	Balance
	repossessions	outstanding	repossessions	outstanding
		€ m		€ m

Owner-occupier	80	23	91	29
Buy-to-let	53	15	39	11

Total	133	38	130	40

(1)The number of repossessed residential properties presented relates to those held as security for residential mortgages only.

The increase in the stock of repossessed properties in 2012 relates to 64 properties repossessed in the Republic of Ireland offset by disposals. The majority of repossessions were by way of voluntary surrender.

Republic of Ireland residential mortgages - repossessions disposed of

The following table analyses disposed of repossessed properties for the years ended 31 December 2012 and 31 December 2011:

							2012*

	Number of	Outstanding	Gross sales	Costs	Loss on		Average
	disposals	balance at	proceeds	to	sale	(1)	loan-to-
		repossession	on	sell			value at
		date	disposal				sale price %
		€ m	€ m	€ m	€ m

Owner-occupier	44	13	5	1	9		244
Buy-to-let	17	8	3	–	5		324

Total	61	21	8	1	14		269

							2011

	Number of	Outstanding	Gross sales	Costs	Loss on		Average
	disposals	balance at	proceeds	to	sale	(1)	loan-to-
		repossession	on	sell			value at
		date	disposal				sale price %
		€ m	€ m	€ m	€ m

Owner-occupier	5	2	1	–	1		214
Buy-to-let	10	3	1	–	2		238

Total	15	5	2	–	3		230

(1)Before specific impairment provisions.

During the year ended 31 December 2012, 61 residential properties were disposed of in the Republic of Ireland, resulting in a total loss on sale of € 14 million compared to 2011 when 15 residential properties were disposed of, resulting in a total loss of € 3 million.

*Forms an integral part of the audited financial statements
104

3.1 Credit risk – Credit profile of the loan portfolio

AIB UK residential mortgages

The following table analyses the AIB UK residential mortgage portfolio showing impairment provisions for the years ended 31 December 2012 and 31 December 2011:

			2012*			2011

	Owner-	Buy-to-let	Total	Owner-	Buy-to-let	Total
	occupier			occupier
Statement of financial position	€ m	€ m	€ m	€ m	€ m	€ m

Total gross residential mortgages	2,583	407	2,990	2,823	434	3,257
In arrears (>30 days past due)(1)	319	65	384	252	33	285
In arrears (>90 days past due)(1)	270	56	326	211	27	238
Of which impaired	230	44	274	169	24	193
Statement of financial position specific provisions	88	22	110	55	12	67
Statement of financial position IBNR provisions	61	12	73	88	12	100

Provision cover percentage	%	%	%	%	%	%

Specific provisions/impaired loans	38.3	50.0	40.1	32.9	46.1	34.7

Income statement	€ m	€ m	€ m	€ m	€ m	€ m

Income statement specific provisions	36	12	48	33	6	39
Income statement IBNR provisions	(28)	(2)	(30)	53	7	60

Total impairment provisions	8	10	18	86	13	99

(1)Includes all impaired loans whether past due or not.

Residential mortgages in AIB UK were € 3.0 billion at 31 December 2012 and comprised owner-occupier mortgages of € 2.6 billion and buy-to-let mortgages of € 0.4 billion (31 December 2011: € 3.2 billion comprising owner-occupier mortgages of € 2.8 billion and buy-to-let mortgages of € 0.4 billion).

The level of loans greater than 90 days in arrears and/or impaired increased to 10.9% at 31 December 2012 from 7.4% at 31 December 2011, as borrowers’ repayment capacity continues to be impacted by the current economic climate, particularly in Northern Ireland. Statement of financial position specific provisions of € 110 million were held at 31 December 2012 and provided cover of 40% (31 December 2011: € 67 million providing cover of 35%). IBNR statement of financial position provisions of € 73 million were held at 31 December 2012, down from € 100 million at 31 December 2011, and reflects management’s view of incurred loss in the performing book.

The total income statement provision charge at 31 December 2012 was € 18 million, comprising a specific provision charge of € 48 million and a release of IBNR of € 30 million, reflecting the reversal of IBNR provisions raised in previous periods to specific provisions, particularly, in relation to low-start mortgages in Northern Ireland. This compares to a total income statement charge of € 99 million for 2011, comprising a specific charge of € 39 million and an IBNR charge of € 60 million.

*Forms an integral part of the audited financial statements
105

Risk management – 3. Individual risk types

3.1 Credit risk – Credit profile of the loan portfolio

AIB UK residential mortgages by year of origination

The following table profiles the AIB UK total residential mortgage portfolio and impaired residential mortgage portfolio by year of origination at 31 December 2012 and 31 December 2011:

				2012*				2011

	Total		Impaired		Total		Impaired

	Number	Balance	Number	Balance	Number	Balance	Number	Balance
AIB UK		€ m		€ m		€ m		€ m

1996 and before	335	17	2	–	418	20	1	–
1997	62	2	–	–	87	3	–	–
1998	93	5	1	–	113	6	1	–
1999	242	12	–	–	293	15	–	–
2000	230	15	–	–	276	18	–	–
2001	3,285	104	126	4	3,656	121	114	5
2002	1,317	84	47	3	1,466	97	42	2
2003	1,955	145	118	13	2,108	160	104	10
2004	2,421	213	135	14	2,558	236	119	12
2005	3,218	333	268	32	3,400	369	214	25
2006	4,891	600	443	73	5,174	658	311	51
2007	5,515	820	523	102	5,815	884	339	66
2008	2,627	373	135	23	2,771	400	100	18
2009	1,205	136	32	8	1,315	160	18	2
2010	605	65	8	1	656	76	6	–
2011	324	32	3	1	337	34	1	2
2012	288	34	–	–	–	–	–	–

Total	28,613	2,990	1,841	274	30,443	3,257	1,370	193

The table shows that 20% of the residential mortgage portfolio originated before 2005, with such loans representing 12% of the impaired balances at 31 December 2012 (31 December 2011: 21% of the residential mortgage portfolio originated before 2005, with such loans representing 15% of the impaired balances). A further 71% of the residential mortgage portfolio originated between 2005 and 2008, with such loans representing 84% of impaired balances (31 December 2011: 71% of the residential mortgage portfolio originated between 2005 and 2008, with such loans representing 83% of impaired balances). The remainder of the portfolio (9%) originated since 2008 and represent 4% of the impaired balances at 31 December 2012 (31 December 2011: 8% originated since 2008 with such loans representing 2% of the impaired balances).

*Forms an integral part of the audited financial statements
106

3.1 Credit risk – Credit profile of the loan portfolio

The property values used in the completion of the following loan-to-value tables are determined with reference to the original or most recent valuation, indexed to the Nationwide House Price Index (“HPI”) in the UK. This index for Quarter 4 2012 reported that house prices across the UK were 11.5% lower than their peak in Quarter 3 2007 and reported an annual fall of 1.1% during 2012. Comparative figures, as reported in the Nationwide HPI in Quarter 4 2011, was a decline from peak of 10.5% and an annual increase of 1.1%.

In Northern Ireland (which represents 70% of the UK residential mortgage portfolio), the Nationwide HPI reported in Quarter 4 2012 that house prices decreased by 54.3% from their peak in Quarter 3 2007 (2011: 50.2%), whilst during 2012 house prices decreased by 8.2% (2011: 8.9%).

Actual and weighted average indexed loan-to-value ratios of AIB UK residential mortgages

The following table profiles the AIB UK residential mortgage portfolio by the indexed loan-to-value ratios and the weighted average indexed loan-to-value ratios at 31 December 2012 and 31 December 2011:

						2012*

	Owner-occupier		Buy-to-let		Total
AIB UK	€ m	%	€ m	%	€ m	%

Less than 50%	442	17.1	54	13.3	496	16.6
50% to 70%	406	15.7	59	14.7	465	15.6
71% to 80%	258	10.0	25	6.1	283	9.5
81% to 90%	261	10.1	29	7.1	290	9.7
91% to 100%	249	9.6	25	6.1	274	9.2
101% to 120%	293	11.4	34	8.3	327	10.9
121% to 150%	304	11.8	62	15.2	366	12.2
Greater than 150%	370	14.3	119	29.2	489	16.3

Total	2,583	100.0	407	100.0	2,990	100.0
Weighted average indexed loan-to-value(1):
Stock of residential mortgages at year end		96.9		111.7		98.9
New residential mortgages issued during year		71.1		–		71.1
Impaired residential mortgages		119.6		145.4		123.7

						2011

	Owner-occupier		Buy-to-let		Total
AIB UK	€ m	%	€ m	%	€ m	%

Less than 50%	543	19.2	58	13.3	601	18.5
50% to 70%	525	18.6	77	17.7	602	18.5
71% to 80%	315	11.2	31	7.2	346	10.6
81% to 90%	301	10.7	37	8.7	338	10.4
91% to 100%	276	9.8	28	6.3	304	9.3
101% to 120%	301	10.6	39	9.0	340	10.4
121% to 150%	329	11.6	94	21.7	423	13.0
Greater than 150%	233	8.3	70	16.1	303	9.3

Total	2,823	100.0	434	100.0	3,257	100.0
Weighted average indexed loan-to-value(1):
Stock of residential mortgages at year end		88.2		101.1		89.9
New residential mortgages issued during year		70.0		77.0		70.4
Impaired residential mortgages		105.9		121.8		107.9

(1)Weighted average indexed loan-to-values are the individual indexed loan-to-value calculations weighted by the mortgage balance against each property.

37% of owner-occupier and 53% of buy-to-let mortgages were in negative equity at 31 December 2012 (31 December 2011: 31% and 47% respectively). In terms of the total portfolio, 40% was in negative equity at 31 December 2012 (31 December 2011: 33%). The weighted average indexed loan-to-value ratio for the total portfolio was 98.9% at 31 December 2012 (31 December 2011: 89.9%) whilst the weighted average indexed loan-to-value ratio for the impaired portfolio was 123.7% (31 December 2011: 107.9%), reflecting the decrease in property prices in Northern Ireland in the period. The weighted average indexed loan-to-value ratio of new mortgages issued during 2012 was 71.1% (31 December 2011: 70.4%).

*Forms an integral part of the audited financial statements
107

Risk management – 3. Individual risk types

3.1 Credit risk – Credit profile of the loan portfolio

Loan-to-value ratios of AIB UK residential mortgages (index linked) that were neither past due nor impaired

The following table profiles the AIB UK residential mortgage portfolio that was neither past due nor impaired by the indexed loan-to-value ratios at 31 December 2012 and 31 December 2011:

						2012*

	Owner-occupier		Buy-to-let		Total
AIB UK	€ m	%	€ m	%	€ m	%

Less than 50%	417	18.7	52	15.3	469	18.2
50% to 70%	373	16.7	55	16.1	428	16.6
71% to 80%	229	10.2	22	6.4	251	9.7
81% to 90%	226	10.1	21	6.4	247	9.6
91% to 100%	192	8.6	21	6.1	213	8.3
101% to 120%	258	11.5	30	8.8	288	11.2
121% to 150%	257	11.5	51	15.1	308	12.0
Greater than 150%	283	12.7	88	25.8	371	14.4

Total	2,235	100.0	340	100.0	2,575	100.0

						2011

	Owner-occupier		Buy-to-let		Total
AIB UK	€ m	%	€ m	%	€ m	%

Less than 50%	519	20.5	56	14.4	575	19.7
50% to 70%	483	19.0	72	18.6	555	19.0
71% to 80%	283	11.2	29	7.5	312	10.7
81% to 90%	265	10.5	29	7.5	294	10.0
91% to 100%	238	9.4	25	6.3	263	9.0
101% to 120%	267	10.5	35	9.1	302	10.3
121% to 150%	281	11.1	83	21.4	364	12.5
Greater than 150%	197	7.8	59	15.2	256	8.8

Total	2,533	100.0	388	100.0	2,921	100.0

Of the residential mortgages that were neither past due nor impaired at 31 December 2012, 36% of owner-occupier and 50% of buy-to-let mortgages were in negative equity (31 December 2011: 29% and 46% respectively). In total, 37% of such mortgages were in negative equity at 31 December 2012 (31 December 2011: 32%) driven by continued property price declines in Northern Ireland in 2012.

*Forms an integral part of the audited financial statements
108

3.1 Credit risk – Credit profile of the loan portfolio

Loan-to-value ratios of AIB UK residential mortgage portfolio (index linked) that were greater than 90 days past due and/or impaired

The following table profiles the AIB UK residential mortgage portfolio that was greater than 90 days past due and/or impaired by the indexed loan-to-value ratios at 31 December 2012 and 31 December 2011:

	2012*

	Owner-occupier		Buy-to-let		Total		Total
							residential
							mortgage portfolio
AIB UK	€ m	%	€ m	%	€ m	%	€ m	%

Less than 50%	15	5.4	1	1.9	16	4.9	496	16.6
50% to 70%	22	8.2	3	5.8	25	7.7	465	15.6
71% to 80%	26	9.4	3	4.6	29	8.6	283	9.5
81% to 90%	27	10.1	7	12.4	34	10.4	290	9.7
91% to 100%	40	14.9	3	6.4	43	13.5	274	9.2
101% to 120%	29	10.7	4	6.5	33	9.8	327	10.9
121% to 150%	39	14.5	8	14.5	47	14.4	366	12.2
Greater than 150%	72	26.8	27	47.9	99	30.7	489	16.3

Total	270	100.0	56	100.0	326	100.0	2,990	100.0

								2011

	Owner-occupier		Buy-to-let		Total		Total
							residential
							mortgage portfolio
AIB UK	€ m	%	€ m	%	€ m	%	€ m	%

Less than 50%	14	7.1	–	–	14	6.3	601	18.5
50% to 70%	27	12.8	4	14.8	31	13.0	602	18.5
71% to 80%	26	12.3	1	3.7	27	11.3	346	10.6
81% to 90%	25	11.9	3	11.1	28	11.8	338	10.4
91% to 100%	26	12.3	2	7.4	28	11.8	304	9.3
101% to 120%	24	11.4	2	7.4	26	10.9	340	10.4
121% to 150%	37	17.5	7	26.0	44	18.5	423	13.0
Greater than 150%	32	14.7	8	29.6	40	16.4	303	9.3

Total	211	100.0	27	100.0	238	100.0	3,257	100.0

Of the residential mortgages that were greater than 90 days past due and/or impaired at 31 December 2012, 52% of owner-occupier and 68% of buy-to-let mortgages were in negative equity (31 December 2011: 44% and 63% respectively). In terms of the total portfolio that was greater than 90 days past due and/or impaired, 55% was in negative equity at 31 December 2012 (31 December 2011: 46%), driven by continued property price declines in Northern Ireland during the year.

*Forms an integral part of the audited financial statements
109

Risk management – 3. Individual risk types

3.1 Credit risk – Credit profile of the loan portfolio

Credit quality profile of AIB UK residential mortgages

The following table profiles the asset quality of AIB UK residential mortgage portfolio as at 31 December 2012 and 31 December 2011:

	2012*			2011

	Owner- occupier € m	Buy-to-let	Total	Owner- occupier € m	Buy-to-let	Total

AIB UK		€ m	€ m		€ m	€ m

Neither past due nor impaired	2,235	340	2,575	2,533	388	2,921
Past due but not impaired	118	23	141	121	22	143
Impaired - provisions held	230	44	274	169	24	193

Gross residential mortgages	2,583	407	2,990	2,823	434	3,257
Provisions for impairment	(149)	(34)	(183)	(143)	(24)	(167)

	2,434	373	2,807	2,680	410	3,090

AIB UK residential mortgages which were past due but not impaired

The following table profiles the AIB UK residential mortgage portfolio that was past due but not impaired at 31 December 2012 and 31 December 2011:

	2012*			2011

	Owner- occupier € m	Buy-to-let	Total	Owner- occupier € m	Buy-to-let	Total

AIB UK		€ m	€ m		€ m	€ m

1 - 30 days	29	2	31	38	13	51
31 - 60 days	35	5	40	25	4	29
61 - 90 days	14	4	18	16	2	18
91 - 180 days	12	11	23	27	3	30
181 - 365 days	10	1	11	11	–	11
Over 365 days	18	–	18	4	–	4

Total	118	23	141	121	22	143

€ 141 million or 5% of the AIB UK residential mortgage portfolio was past due but not impaired at 31 December 2012 (31 December 2011: € 143 million or 4%), of which € 31 million or 22% was 30 days or less past due but not impaired (31 December 2011: € 51 million or 36%). € 52 million (37%) of the portfolio was more than 90 days past due, compared to € 45 million (31%) at 31 December 2011.

AIB UK residential mortgages which were impaired

The following table profiles the AIB UK residential mortgage portfolio that was impaired at 31 December 2012 and 31 December 2011:

	2012			2011

	Owner- occupier € m	Buy-to-let	Total	Owner- occupier € m	Buy-to-let	Total

AIB UK		€ m	€ m		€ m	€ m

Not in arrears	15	2	17	8	1	9
1 - 30 days	3	1	4	5	1	6
31 - 60 days	5	1	6	7	1	8
61 - 90 days	6	2	8	1	–	1
91 - 180 days	27	7	34	33	3	36
181 - 365 days	52	12	64	44	6	50
Over 365 days	122	19	141	71	12	83

Total impaired	230	44	274	169	24	193

Total gross residential mortgages	2,583	407	2,990	2,823	434	3,257

Residential mortgages are assessed for impairment if they are past due, typically for more than ninety days, or if the borrower exhibits an inability to meet its obligations to the Group based on objective evidence of loss events (“impairment triggers”). Loans are deemed impaired where the carrying value of the asset is shown to be in excess of the present value of future cashflows and an appropriate provision is raised. Where loans are not deemed to be impaired, they are collectively assessed as part of the IBNR provision calculation.

Of the AIB UK residential mortgage portfolio that was impaired at 31 December 2012, € 17 million or 6% was not past due (31 December 2011: € 9 million or 5%). A further € 18 million or 7% of the impaired portfolio was less than 90 days past due at 31 December 2012 (31 December 2011: € 15 million or 8%).

*Forms an integral part of the audited financial statements
110

3.1 Credit risk – Credit profile of the loan portfolio

AIB UK residential mortgages – repossessions

The number (stock) of repossessions as at 31 December 2012 and 31 December 2011 is set out below:

		2012*		2011

	Stock of	Balance	Stock of	Balance
	repossessions	outstanding	repossessions	outstanding
		€ m		€ m

Owner-occupier	143	33	59	14
Buy-to-let	71	15	33	7

Total	214	48	92	21

During the year ended 31 December 2012, 98 properties were disposed of in AIB UK, resulting in a total loss on sale of € 10.3 million before specific impairment provisions. This compares to 31 December 2011 when 68 properties were disposed of resulting in a total loss on sale of € 6.6 million before specific impairment provisions. A total of 220 properties were repossessed in AIB UK in 2012, the majority of which resulted from the enforcement of security and compares to 2011 when 106 properties were repossessed.

*Forms an integral part of the audited financial statements
111

Risk management – 3. Individual risk types

3.1 Credit risk – credit profile of the loan portfolio

Loans and receivables to customers – Other personal lending

The following table analyses other personal lending by market segment showing asset quality and impairment provisions for the years ended 31 December 2012 and 31 December 2011:

									2012 Total
	Core				Non-Core

	PBB	CICB	AIB UK	Total Core	PBB	CICB	AIB UK	Total
								Non-Core
	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Satisfactory	1,865	290	284	2,439	1	64	2	67	2,506
Watch	148	109	36	293	–	23	7	30	323
Vulnerable	221	110	38	369	1	53	15	69	438
Impaired	623	479	38	1,140	1	244	46	291	1,431
Total criticised loans	992	698	112	1,802	2	320	68	390	2,192

Total gross loans and receivables	2,857	988	396	4,241	3	384	70	457	4,698

Total loans percentage	%	%	%	%	%	%	%	%	%

Criticised loans/total loans	35	71	28	42	52	83	97	85	47
Impaired loans/total loans	22	48	10	27	28	64	66	64	30

Impairment provisions - statement of financial position*
Specific	535	320	27	882	–	152	30	182	1,064
IBNR	31	24	11	66	–	8	1	9	75

Total impairment provisions	566	344	38	948	–	160	31	191	1,139

Provision cover percentage	%	%	%	%	%	%	%	%	%

Specific provisions/impaired loans	86	67	74	77	–	62	64	62	74
Total provisions/impaired loans	91	72	100	83	–	66	67	66	80
Total provisions/total loans	20	35	10	22	–	42	44	42	24

Impairment charge/average loans	1.24	16.13	4.86	4.16	4.92	4.96	3.55	4.87	4.37

*Forms an integral part of the audited financial statements
112

Risk management – 3. Individual risk types

3.1 Credit risk – Credit profile of the loan portfolio

Loans and receivables to customers – Other personal lending (continued)

									2011
	Core				Non-Core				Total

	PBB € m	CICB € m	AIB UK € m	Total Core € m	PBB € m	CICB € m	AIB UK € m	Total Non-Core € m	€ m

Satisfactory	1,775	72	345	2,192	397	449	7	853	3,045
Watch	115	13	36	164	103	162	6	271	435
Vulnerable	110	14	47	171	130	175	30	335	506
Impaired	342	71	38	451	208	632	43	883	1,334
Total criticised loans	567	98	121	786	441	969	79	1,489	2,275

Total gross loans and receivables	2,342	170	466	2,978	838	1,418	86	2,342	5,320

Total loans percentage	%	%	%	%	%	%	%	%	%

Criticised loans/total loans	24	58	26	26	53	68	92	64	43
Impaired loans/total loans	15	42	8	15	25	45	50	38	25

Impairment provisions – statement of financial position
Specific	289	52	28	369	153	360	21	534	903
IBNR	95	-	4	99	57	2	2	61	160

Total impairment provisions	384	52	32	468	210	362	23	595	1,063

Provision cover percentage	%	%	%	%	%	%	%	%	%

Specific provisions/impaired loans	84	73	76	82	73	57	49	60	68
Total provisions/impaired loans	112	73	86	104	101	57	54	67	80
Total provisions/total loans	16	30	7	16	25	26	26	25	20

Impairment charge/average loans									8.45

Risk management - 3. Individual risk types

3.1 Credit risk – credit profile of the loan portfolio

Loans and receivables to customers – Other personal lending (continued)

The other personal lending portfolio at € 4.7 billion has reduced by € 0.6 billion in the period and comprises € 3.7 billion in loans and overdrafts and € 1.0 billion in credit card facilities. There has been a marked shift in the profile of the portfolio in terms of core/non core assets as a result of the reclassification of non-core assets during the year. This is particularly evident in the PBB market segment where practically all loans in this sector are now included in core assets.

Despite evidence of some improvement in retail sales and consumer spending in Ireland in the second half of 2012, with some stabilisation in unemployment and house prices, the reduction in the overall other personal lending book reflects the continued lack of demand for personal credit, as households focus on reducing debt, where possible.

€ 2.2 billion or 47% of the portfolio is criticised of which impaired loans amount to € 1.4 billion (31 December 2011: € 2.3 billion or 43% and € 1.3 billion).

The Group has statement of financial position specific provisions of € 1.1 billion providing cover on impaired loans of 74% (31 December 2011: € 0.9 billion or 68%) and a further € 0.1 billion in IBNR provisions representing 2.30% of performing loans (31 December 2011: € 0.2 billion or 4.01%).

The income statement provision charge for the year was € 219 million or 4.37% of average customer loans compared with € 478 million or 8.45% in the year to 31 December 2011. While the provision charge has reduced significantly since 2011, borrowers in this sector were impacted by high unemployment levels and reduced incomes as a result of austerity measures.

Risk management – 3. Individual risk types

3.1 Credit risk – credit profile of the loan portfolio

Loans and receivables to customers – Property and construction

The following table analyses property and construction lending by market segment showing asset quality and impairment provisions for the years ended 31 December 2012 and 31 December 2011:

											2012
	Core					Non-Core					Total

	PBB € m	CICB € m	AIB UK € m	EBS € m	Total Core € m	PBB € m	CICB € m	AIB UK € m	EBS € m	Total Non-Core € m	€ m

Investment
Commercial investment	592	6,322	1,290	–	8,204	–	2,818	759	278	3,855	12,059
Residential investment	261	753	490	–	1,504	1	880	499	–	1,380	2,884
	853	7,075	1,780	–	9,708	1	3,698	1,258	278	5,235	14,943
Land and development
Commercial development	121	363	45	–	529	2	788	130	–	920	1,449
Residential development	244	697	422	–	1,363	1	2,407	1,222	–	3,630	4,993
	365	1,060	467	–	1,892	3	3,195	1,352	–	4,550	6,442
Contractors	117	152	135	–	404	–	19	23	–	42	446
Housing associations	–	–	95	–	95	–	–	325	–	325	420

Total gross loans and receivables	1,335	8,287	2,477	–	12,099	4	6,912	2,958	278	10,152	22,251

Analysed as to asset quality
Satisfactory	379	1,927	1,220	–	3,526	1	1,153	414	60	1,628	5,154
Watch	123	461	529	–	1,113	–	354	93	78	525	1,638
Vulnerable	140	512	400	–	1,052	–	232	339	32	603	1,655
Impaired	693	5,387	328	–	6,408	3	5,173	2,112	108	7,396	13,804
Total criticised loans	956	6,360	1,257	–	8,573	3	5,759	2,544	218	8,524	17,097

Total loans percentage	%	%	%	%	%	%	%	%	%	%	%

Criticised loans/total loans	72	77	51	–	71	87	83	86	78	84	77
Impaired loans/total loans	52	65	13	–	53	87	75	71	39	73	62

Impairment provisions – statement of financial position*
Specific	549	2,574	141	–	3,264	2	3,241	1,147	27	4,417	7,681
IBNR	29	146	45	–	220	–	93	72	38	203	423

Total impairment provisions	578	2,720	186	–	3,484	2	3,334	1,219	65	4,620	8,104

Provision cover percentage	%	%	%	%	%	%	%	%	%	%	%

Specific provisions/impaired loans	79	48	43	–	51	70	63	54	25	60	56
Total provisions/impaired loans	83	50	57	–	54	70	64	58	60	62	59
Total provisions/total loans	43	33	7	–	29	61	48	41	23	46	36

Impairment charge/average loans	4.60	3.23	1.43	–	2.97	7.49	3.30	5.40	(1.76)	3.69	3.30

*Forms an integral part of the audited financial statements
115

Risk management – 3. Individual risk types 3.1 Credit risk – Credit profile of the loan portfolio Loans and receivables to customers – Property and construction (continued)

	Core					Non-Core					2011 Total

	PBB € m	CICB € m	AIB UK € m	EBS € m	Total Core € m	PBB € m	CICB € m	AIB UK € m	EBS € m	Total Non-Core € m	€ m

Investment
Commercial investment	621	8,871	1,248	–	10,740	–	819	1,266	896	2,981	13,721
Residential investment	60	153	533	–	746	247	1,563	565	–	2,375	3,121
	681	9,024	1,781	–	11,486	247	2,382	1,831	896	5,356	16,842
Land and development
Commercial development	–	4	87	–	91	138	1,246	104	–	1,488	1,579
Residential development	–	60	646	–	706	266	3,206	887	–	4,359	5,065
	–	64	733	–	797	404	4,452	991	–	5,847	6,644
Contractors	129	187	131	–	447	–	8	31	–	39	486
Housing associations	–	–	127	–	127	–	–	391	–	391	518

Total gross loans and receivables	810	9,275	2,772	–	12,857	651	6,842	3,244	896	11,633	24,490

Analysed as to asset quality
Satisfactory	389	4,083	1,674	–	6,146	162	1,414	636	127	2,339	8,485
Watch	93	1,030	650	–	1,773	77	278	75	164	594	2,367
Vulnerable	95	368	275	–	738	101	276	560	64	1,001	1,739
Impaired	233	3,794	173	–	4,200	311	4,874	1,973	541	7,699	11,899
Total criticised loans	421	5,192	1,098	–	6,711	489	5,428	2,608	769	9,294	16,005

Total loans percentage	%	%	%	%	%	%	%	%	%	%	%

Criticised loans/total loans	52	56	40	–	52	75	79	80	86	80	65
Impaired loans/total loans	29	41	6	–	33	48	71	61	60	66	49

Impairment provisions – statement of financial position
Specific	189	1,593	84	–	1,866	230	3,290	942	141	4,603	6,469
IBNR	36	493	53	–	582	72	222	155	68	517	1,099

Total impairment provisions	225	2,086	137	–	2,448	302	3,512	1,097	209	5,120	7,568

Provision cover percentage	%	%	%	%	%	%	%	%	%	%	%

Specific provisions/impaired loans	81	42	49	–	44	74	67	48	26	60	54
Total provisions/impaired loans	97	55	79	–	58	97	72	56	39	66	64
Total provisions/total loans	28	23	5	–	19	46	51	34	23	45	31

Impairment charge/average loans											14.12

3.1 Credit risk – Credit profile of the loan portfolio

Loans and receivables to customers – Property and construction (continued)

At 31 December 2012, the property and construction portfolio amounted to € 22.3 billion.

This sector continues to be very challenging, particularly in Ireland. However, latest information available on the commercial segment indicates that while asset prices continue to fall there are indications of a stabilisation reported by some sectors in prime rents and yields, nevertheless, pressure on rental cash flows continues as a result of tenants renegotiating lease terms including rental holidays. There are also positive signs in the housing market with activity levels improving, albeit off a low base, and prices beginning to stabilise and rents recovering. In the UK, while there have also been signs of improvement in prime markets, such as London and the South East, secondary markets remain relatively illiquid.

The level of criticised loans in the Group’s property and construction portfolio at € 17.1 billion has increased from € 16.0 billion at 31 December 2011. However, the pace of deterioration has slowed since 2011 when the increase into criticised was € 3.0 billion. Impaired loans amounted to € 13.8 billion or 62% of the portfolio (31 December 2011: € 11.9 billion or 49%).

The Group has € 7.7 billion in statement of financial position specific provisions providing cover on impaired loans of 56% (31 December 2011: € 6.5 billion or 54%). Total statement of financial position provisions of € 8.1 billion represented 36% of loans and receivables (31 December 2011: € 7.6 billion or 31%).

The income statement provision charge for the year to 31 December 2012 of € 781 million or 3.30% of average customer loans compared with € 3,580 million or 14.12% to 31 December 2011. The reduced income statement provision charge was impacted by a release of € 659 million IBNR provisions as outlined on page 83.

Investment

Property investment loans amounted to €14.9 billion at 31 December 2012 (31 December 2011: € 16.8 billion) of which € 12.1 billion related to commercial investment. The reduction was largely as a result of deleveraging in the CICB, AIB UK and EBS market segments. € 9.1 billion of the investment property portfolio related to loans for the purchase of property in the Republic of Ireland, € 5.0 billion in the United Kingdom, € 0.2 billion in the United States of America and € 0.6 billion in other geographical locations (31 December 2011: € 9.1 billion, € 6.4 billion, € 0.4 billion and € 0.9 billion respectively).

€ 10.6 billion or 71% of the investment property portfolio was criticised at 31 December 2012 compared with € 9.7 billion or 58% at 31 December 2011. Included in criticised loans were € 8.0 billion of loans which were impaired (31 December 2011: € 6.3 billion) on which the Group had € 3.4 billion in statement of financial position specific provisions, providing cover of 42% (31 December 2011: € 2.6 billion or 41%). Total provisions as a percentage of total loans was 25%, up from 21% at December 2011 for this sector.

The income statement provision charge for the year to 31 December 2012 was € 420 million or 2.64% of average property investment customer loans (31 December 2011: € 1,850 million or 11.43%).

Land and development

At 31 December 2012, Group land and development loans amounted to € 6.4 billion (31 December 2011: € 6.6 billion). € 4.6 billion of this portfolio related to loans in the Republic of Ireland and € 1.8 billion related to loans in the United Kingdom, which is relatively unchanged from 31 December 2011.

While there was some increase in sales of land sites in Ireland during 2012, this sub-sector continues to be difficult and is likely to remain so given the lack of appetite for bank funding for this type of development. Land values have reverted to agricultural values in some locations where the possibility of development in the medium term is remote.

€ 6.2 billion of the land and development portfolio was criticised up from € 6.1 billion at 31 December 2011. Included in criticised loans were € 5.6 billion of loans which were impaired (31 December 2011: € 5.4 billion) on which the Group had € 4.1 billion in statement of financial position specific provisions providing cover of 74% (31 December 2011: 69%). Total provisions as a percentage of total loans was 65%, up from 58% at 31 December 2011 for this sector.

The income statement provision charge for the year to was € 334 million or 4.90% of average land and development customer loans compared with € 1,663 million or 25.0% to 31 December 2011.

There was also an income statement provision charge of € 27 million for other property and construction exposures, comprising a charge of € 39 million for contractors and a release of IBNR provision of € 12 million relating to housing associations in AIB UK.

Risk management – 3. Individual risk types

3.1 Credit risk – credit profile of the loan portfolio

Loans and receivables to customers – SME/other commercial lending

The following table analyses SME/other commercial lending by market segment showing asset quality and impairment provisions for the years ended 31 December 2012 and 31 December 2011:

	Core				Non-Core				2012 Total

	PBB € m	CICB € m	AIB UK € m	Total Core € m	PBB € m	CICB € m	AIB UK € m	Total Non-Core € m	€ m

Agriculture	1,048	590	43	1,681	–	29	12	41	1,722
Distribution
Hotels	58	1,386	647	2,091	–	126	407	533	2,624
Licensed premises	211	681	46	938	–	32	154	186	1,124
Retail/Wholesale	442	1,675	201	2,318	–	53	69	122	2,440
Other distribution	90	109	9	208	–	–	7	7	215
	801	3,851	903	5,555	–	211	637	848	6,403
Other services	721	1,411	1,845	3,977	1	73	919	993	4,970
Other	466	1,084	407	1,957	–	45	148	193	2,150

Total gross loans and receivables	3,036	6,936	3,198	13,170	1	358	1,716	2,075	15,245

Analysed as to asset quality
Satisfactory	1,573	2,558	2,189	6,320	–	41	715	756	7,076
Watch	319	637	472	1,428	–	9	36	45	1,473
Vulnerable	376	580	203	1,159	–	33	256	289	1,448
Impaired	768	3,161	334	4,263	1	275	709	985	5,248
Total criticised loans	1,463	4,378	1,009	6,850	1	317	1,001	1,319	8,169

Total loans percentage	%	%	%	%	%	%	%	%	%

Criticised loans/total loans	48	63	32	52	84	88	58	64	54
Impaired loans/total loans	25	46	10	32	42	77	41	47	34

Impairment provisions – statement of financial position*
Specific	637	1,947	164	2,748	1	168	339	508	3,256
IBNR	56	136	28	220	–	5	15	20	240

Total impairment provisions	693	2,083	192	2,968	1	173	354	528	3,496

Provision cover percentage	%	%	%	%	%	%	%	%	%

Specific provisions/impaired loans	83	62	49	64	100	61	48	52	62
Total provisions/impaired loans	90	66	58	70	113	63	50	54	67
Total provisions/total loans	23	30	6	23	47	48	21	25	23

Impairment charge/average loans	3.03	4.41	0.79	3.20	0.00	13.21	2.77	3.67	3.26

*Forms an integral part of the audited financial statements
118

Risk management – 3. Individual risk types 3.1 Credit risk – credit profile of the loan portfolio Loans and receivables to customers – SME/other commercial lending (continued)

	Core				Non-Core				2011 Total

	PBB € m	CICB € m	AIB UK € m	Total Core € m	PBB € m	CICB € m	AIB UK € m	Total Non-Core € m	€ m

Agriculture	1,044	666	43	1,753	–	–	13	13	1,766
Distribution
Hotels	62	1,557	645	2,264	–	–	485	485	2,749
Licensed premises	223	740	47	1,010	–	–	112	112	1,122
Retail/Wholesale	504	2,018	211	2,733	–	–	82	82	2,815
Other distribution	–	–	36	36	–	–	19	19	55
	789	4,315	939	6,043	–	–	698	698	6,741
Other services	759	1,589	1,910	4,258	–	–	1,161	1,161	5,419
Other	537	1,151	458	2,146	15	20	180	215	2,361

Total gross loans and receivables	3,129	7,721	3,350	14,200	15	20	2,052	2,087	16,287

Analysed as to asset quality
Satisfactory	1,677	3,375	2,392	7,444	4	5	919	928	8,372
Watch	452	752	478	1,682	1	2	79	82	1,764
Vulnerable	380	543	263	1,186	1	1	401	403	1,589
Impaired	620	3,051	217	3,888	9	12	653	674	4,562
Total criticised loans	1,452	4,346	958	6,756	11	15	1,133	1,159	7,915

Total loans percentage	%	%	%	%	%	%	%	%	%

Criticised loans/total loans	46	56	29	48	73	75	55	56	49
Impaired loans/total loans	20	40	6	27	60	60	32	32	28

Impairment provisions - statement of financial position
Specific	481	1,759	109	2,349	8	10	298	316	2,665
IBNR	128	185	57	370	2	–	56	58	428

Total impairment provisions	609	1,944	166	2,719	10	10	354	374	3,093

Provision cover percentage	%	%	%	%	%	%	%	%	%

Specific provisions/impaired loans	78	58	50	60	89	83	46	47	58
Total provisions/impaired loans	98	64	76	70	111	83	54	55	68
Total provisions/total loans	19	25	5	19	67	50	17	18	19

Impairment charge/average loans									9.57

3.1 Credit risk – credit profile of the loan portfolio

Loans and receivables to customers – SME/other commercial lending (continued)

The SME/other commercial lending portfolio amounted to € 15.2 billion at 31 December 2012 and includes lending to the following main sub-sectors: hotels and licensed premises € 3.7 billion; retail/wholesale € 2.4 billion; other services € 5.0 billion; and agriculture € 1.7 billion (31 December 2011: € 3.9 billion, € 2.8 billion, € 5.4 billion and € 1.8 billion respectively).

Exposures in this sector of c. 67% are to SMEs in Ireland, who are heavily dependant on the domestic economy which remained challenged throughout 2012. A substantial portion of SME customers experienced a reduction in turnover during the year which together with economic conditions and the level of indebtedness in the sector has resulted in many SMEs experiencing difficulty in managing the finances of their businesses. Consequently, there has been a significant amount of refinance and restructuring activity with regard to existing facilities in order to sustain these businesses.

The level of criticised loans at € 8.2 billion representing 54% of the portfolio (31 December 2011: € 7.9 billion or 49% is indicative of the continuing stress on trading entities. Within criticised loans, impaired loans amounted to € 5.2 billion or 34% of the sector (31 December 2011: € 4.6 billion or 28%). The Group had statement of financial position specific provisions of € 3.3 billion providing cover of 62% on impaired loans (31 December 2011: € 2.7 billion or 58%).

Statement of financial position total provisions of € 3.5 billion represented 23% cover of total loans for the sector (31 December 2011: € 3.1 billion or 19%).

The income statement provision charge for the year to 31 December 2012 was € 517 million or 3.26% of average customer loans compared with € 1,603 million or 9.57% to 31 December 2011.

The reduction in the provision charge in the year was influenced by a release of € 205 million of income statement IBNR provisions. At 31 December 2011, the Group had IBNR provisions of € 428 million, informed by a number of factors including: the level of arrears; and the levels of stress in the portfolios. Specific provisions were raised during 2012 which together with the reduction in the non impaired portfolio of € 1.7 billion, resulted in a reduction in the required level of IBNR provisions.

3.1 Credit risk – credit profile of the loan portfolio

Loans and receivables to customers – Corporate lending

The following table analyses corporate lending showing asset quality and impairment provisions for the years ended 31 December 2012 and 31 December 2011.

			2012			2011

	Core	Non-Core	Total	Core	Non-Core	Total
	€ m	€ m	€ m	€ m	€ m	€ m

Satisfactory	2,873	1,197	4,070	3,729	2,779	6,508
Watch	106	29	135	81	25	106
Vulnerable	129	20	149	7	48	55
Impaired	263	540	803	386	309	695
Total criticised loans	498	589	1,087	474	382	856

Total gross loans and receivables	3,371	1,786	5,157	4,203	3,161	7,364

Total loans percentage	%	%	%	%	%	%

Criticised loans/total loans	15	33	21	11	12	12
Impaired loans/total loans	8	30	16	9	10	9

Impairment provisions - statement of financial position*
Specific	176	309	485	216	217	433
IBNR	71	27	98	59	44	103

Total impairment provisions	247	336	583	275	261	536

Provision cover percentage	%	%	%	%	%	%

Specific provisions/impaired loans	67	57	60	56	70	62
Total provisions/impaired loans	94	62	73	71	84	77
Total provisions/total loans	7	19	11	7	8	7

Impairment charge/average loans	1.00	5.28	2.63			5.26

The corporate portfolio amounted to € 5.2 billion at 31 December 2012 compared with € 7.4 billion at 31 December 2011. The reduction largely reflects the continued deleveraging of the portfolio along with scheduled repayments.

Criticised loans at € 1.1 billion represent 21% of the portfolio compared with € 0.9 billion or 12% at 31 December 2011. Within criticised loans, impaired loans amounted to € 0.8 billion (31 December 2011: € 0.7 billion) and the Group had statement of financial position specific provisions of € 0.5 billion providing cover of 60% on these loans (31 December 2011: € 0.4 billion or 62%).

Statement of financial position total provisions of € 0.6 billion represented 11% of loans and receivables (31 December 2011: € 0.5 billion or 7%).

The income statement provision charge for the year was € 167 million or 2.63% of average customer loans (31 December 2011: € 508 million or 5.26%). The reduced provision charge was due to a lower level of large corporate credit defaults compared with 2011 when a number of large borrowers were impaired and required a high level of specific provision.

*Forms an integral part of the audited financial statements
121

Risk management – 3. Individual risk types

3.1 Credit risk – credit profile of the loan portfolio

Credit ratings*

Internal credit ratings

The Group uses various rating tools in managing its credit risk. Each rating tool has up to 11 rating/grading points, each point or grade in turn has its own ascribed Probability of Default (“PD”), which differentiates the risk associated with borrowers under each grade. Rating tools are designed to ensure they are suitable for the type of borrower being rated and therefore can have different PD bands or scales. Hence, a rating tool used to grade credit card borrowers will have a higher average PD than a tool being used to rate commercial borrowers and will have different PDs attaching to individual grading points.

To facilitate the aggregation of these individual tools for reporting purposes, the Group uses a Reporting masterscale which has 13 points, each with its own PD. The PD range for the full masterscale is 0% to 100% (where 100% indicates a borrower who is in default). The reporting masterscale in itself is not a rating tool and is not used in decision making or in the ongoing management of loans. It facilitates mapping of the individual rating tools purely by PD.

The role of rating tools is outlined in the Risk Management section of this report (pages 72 and 73) and highlights the role of rating tools in identifying and managing loans including those of lower credit quality. These lower credit quality loans are referred to as ‘Criticised loans’ and while identifiable within their own rating models can be spread across different ranges in the reporting masterscale as they carry different PDs.

For reporting purposes loans and receivables to customers are categorised into:

–	(i)	Neither past due nor impaired;
–	(ii)	Past due but not impaired; and
–	(iii)	Impaired.

Neither past due nor impaired applies to those loans that are neither contractually past due and/or have not been categorised as impaired by the Group.

Past due but not impaired is defined as follows: When a borrower fails to make a contractually due payment, a loan is deemed to be past due. ‘Past due days’ is a term used to describe the cumulative number of days a missed payment is overdue. This category can also include an element of loans where negotiation with the borrower on new terms and conditions has not concluded to full completion of documentation while the original loan facility remains outside its original terms for more than 90 days. When a loan or exposure is past due, the entire exposure is reported as past due, not just the amount of any excess or arrears.

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

Loans that are neither past due nor impaired are further classified into ‘Strong, Satisfactory and Higher Risk’, which are described as follows:

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

Loans and receivables to customers – Lending classifications:

Corporate/commercial includes loans to corporate and larger commercial enterprises processed through one of the Group’s corporate/commercial rating tools, where the exposure is typically greater than € 300,000.

Residential mortgages include loans for the purchase of residential properties processed through the Group’s residential mortgage rating tools. In some circumstances, residential mortgage exposures can be processed through the Group’s Corporate and Commercial rating tools (e.g. where a borrower has more than five investment properties).

Other includes loans to SMEs and individuals. In some cases, behaviour scoring and credit scoring methodologies are used.

*Forms an integral part of the audited financial statements
122

3.1 Credit risk – credit profile of the loan portfolio

Credit ratings* (continued)

Internal credit ratings

The internal credit ratings profile of loans and receivables to customers by asset class at 31 December 2012 and 31 December 2011 is as follows:

				2012					2011

	Corporate/	Residential	Other	Total		Corporate/	Residential	Other	Total
	commercial	mortgages				commercial	mortgages
Masterscale grade	€ m	€ m	€ m	€ m		€ m	€ m	€ m	€ m

1 to 3	1,135	8,338	1,006	10,479		2,037	9,153	1,041	12,231
4 to 10	14,295	19,517	2,737	36,549		21,071	22,554	3,019	46,644
11 to 13	4,380	3,881	1,128	9,389		4,575	4,245	1,361	10,181

Neither past due nor impaired	19,810	31,736	4,871	56,417		27,683	35,952	5,421	69,056
Past due but not impaired	1,618	2,018	403	4,039(	1)	2,120	2,193	485	4,798(	2)
Impaired	20,489	7,347	1,580	29,416		17,871	5,583	1,379	24,833

Total gross loans and receivables	41,917	41,101	6,854	89,872		47,674	43,728	7,285	98,687

Unearned income				(108)					(125)
Deferred costs				89					103
Impairment provisions				(16,528)					(14,941)

Total				73,325					83,724

(1)Of this amount, € 46 million relates to masterscale grade 1– 3; € 964 million relates to masterscale grade 4 – 10; and € 3,029 million relates to masterscale grade 11 – 13.

(2)Of this amount, € 66 million relates to masterscale grade 1 – 3; € 1,394 million relates to masterscale grade 4 – 10; and € 3,338 million relates to masterscale grade 11 – 13.

External credit ratings of financial assets

The external credit ratings profile of loans and receivables to banks, NAMA senior bonds, trading portfolio financial assets (excluding equity securities) and financial investments available for sale (excluding equity shares) at 31 December 2012 and 31 December 2011 is as follows:

						2012

	Bank	Corporate	Sovereign		Other	Total
	€ m	€ m	€ m		€ m	€ m

AAA/AA	2,452	3	3,881		583	6,919
A	2,347	15	221		223	2,806
BBB+/BBB/BBB-	1,167	60	24,995	(1)	79	26,301
Sub investment	103	99	26		79	307
Unrated	76	115	–		–	191

Total	6,145	292	29,123		964	36,524

						2011

	Bank	Corporate	Sovereign		Other	Total
	€ m	€ m	€ m		€ m	€ m

AAA/AA	2,741	–	3,966		1,468	8,175
A	3,073	14	175		171	3,433
BBB+/BBB/BBB-	3,170	77	25,185	(1)	35	28,467
Sub investment	175	150	48		68	441
Unrated	96	160	–		1	257

Total	9,255	401	29,374		1,743	40,773

(1)Includes NAMA senior bonds which do not have an external credit rating and to which the Group has attributed a rating of BBB+ (31 December 2011: BBB+) i.e. the external rating of the Sovereign.

*Forms an integral part of the audited financial statements
123

Risk management – 3. Individual risk types

3.1 Credit risk – credit profile of the loan portfolio

Leveraged debt by geographic location and industry sector

Leveraged lending (including the financing of management buy-outs, buy-ins and private equity buy-outs) is conducted primarily through specialist lending teams. The leveraged loan book is held as part of the loans and receivables to customers portfolio. Specific impairment provisions of € 34 million (31 December 2011: € 70 million) are currently held against impaired exposures of € 72 million (31 December 2011: € 106 million). These impaired exposures are not included in the analysis below. The unfunded element below includes off-balance sheet facilities and the undrawn element of facility commitments.

The portfolio continues to reduce, in large part due to AIB’s deleveraging plans.

		2012		2011

	Funded	Unfunded	Funded	Unfunded
Leveraged debt by geographic location*	€ m	€ m	€ m	€ m

United Kingdom	84	24	215	35
Rest of Europe	39	4	220	53
United States of America	325	50	777	131
Rest of the World	31	–	62	1

	479	78	1,274	220

	2012	2011

Funded leveraged debt by industry sector*	€ m	€ m

Agriculture	–	6
Property and construction	–	7
Distribution	91	298
Energy	29	42
Financial	5	19
Manufacturing	158	474
Transport	14	63
Other services	182	365

	479	1,274

Large exposures (including disposal groups and non-current assets held for sale)

AIB’s Group Large Exposure Policy sets out maximum exposure limits to, or on behalf of, a customer or a group of connected customers.

At 31 December 2012, the Group’s top 50 exposures amounted to € 9.3 billion, and accounted for 10.4% (€ 10.5 billion and 10.6% at 31 December 2011) of the Group’s on-balance sheet total gross loans and receivables to customers. No single customer exposure exceeded regulatory guidelines. In addition, the Group holds NAMA senior bonds amounting to € 17.4 billion (31 December 2011: € 19.9 billion).

*Forms an integral part of the audited financial statements.
124

Risk management – 3. Individual risk types

3.1 Credit risk – Analysis of credit risk – 5 year summaries

This section sets out 5 year summaries as required for SEC reporting as follows:

–	Loans and receivables to customers by geography and industry sector

–	Percentages of loans and receivables to customers by geography and industry sector

–	Risk elements in lending

–	Impaired loans and receivables to customers

–	Provisions for impairment (banks and customers)

–	Movements in provisions for impairments on loans and receivables (including loans and receivables held for sale to NAMA and loans and receivables included within disposal groups and non-current assets held for sale)

–	Additional information on provisions for impairment

–	Loans charged off and recoveries of previously charged off loans

–	Analysis of loans and receivables to customers by contractual residual maturity and interest rate sensitivity

–	Analysis of loans and receivables held for sale to NAMA by geography and industry sector

–	Cross-border outstandings

Risk management – 3. Individual risk types

3.1 Credit risk – Analysis of credit risk – 5 year summaries

Loans and receivables to customers by geography and industry sector*

The credit portfolio is diversified within each of its geographic markets (which are principally in Ireland and the United Kingdom) by spread of locations, industry classification and individual customer.

Other than property and construction in Ireland (17.8%) and residential mortgages in Ireland (43.9%), as at 31 December 2012, no one industry or loan category, in any geographic market accounts for more than 10% of AIB Group’s total loan portfolio.

The following table shows the gross loans and receivables to customers portfolio by geography and industry sector at 31 December 2012, 2011, 2010, 2009 and 2008 excluding in 2010 and 2009 those held for sale to NAMA. which are analysed on page 142.

	2012	2011		2010	2010	2009	2008

	€ m	€ m		Continuing operations € m	Discontinued operations € m	€ m	€ m

IRELAND
Agriculture	1,727	1,810		1,939	–	2,015	2,217
Energy	326	431		686	–	844	992
Manufacturing	1,271	1,563		2,617	–	3,108	3,801
Property and construction	15,983	17,222		17,246	–	15,930	33,290
Distribution	5,839	6,391		7,626	–	8,182	9,364
Transport	538	614		809	–	979	1,016
Financial	592	1,048		1,368	–	1,403	1,549
Other services	3,093	3,276		4,080	–	4,700	5,422
Personal – Residential mortgages	39,486	41,847(	1)	27,290	–	27,818	26,546
– Other	4,223	4,755		5,349	–	6,242	7,357
Lease financing	457	544		764	–	922	1,107
Guaranteed by Irish Government	–	–		–	–	–	1

	73,535	79,501		69,774	–	72,143	92,662

UNITED KINGDOM
Agriculture	54	58		67	–	120	149
Energy	118	250		304	–	292	372
Manufacturing	350	486		843	–	1,193	1,348
Property and construction	6,228	6,938		7,430	–	7,068	10,312
Distribution	1,950	2,109		2,439	–	2,639	2,615
Transport	614	683		749	–	601	647
Financial	190	320		525	–	696	826
Other services	3,050	3,474		4,523	–	4,936	5,356
Personal – Residential mortgages	3,035	3,325		3,534	–	3,635	3,629
– Other	475	566		672	–	861	757
Lease financing	–	–		8	–	48	61

	16,064	18,209		21,094	–	22,089	26,072

UNITED STATES OF AMERICA
Agriculture	–	–		–	–	3	6
Energy	19	41		201	–	435	614
Manufacturing	4	12		60	–	161	260
Property and construction	40	218		732	–	904	1,090
Distribution	1	14		122	–	162	209
Transport	22	32		73	–	69	76
Financial	3	–		29	–	54	146
Other services	184	271		751	–	753	977
Personal – Residential mortgages	–	–		–	–	–	–

	273	588		1,968	–	2,541	3,378

(1)The significant increase in residential mortgages in Ireland in 2011 compared with 2010 reflects the EBS portfolio which was acquired by AIB in July 2011.

*Forms an integral part of the audited financial statements
126

3.1 Credit risk – Analysis of credit risk – 5 year summaries

Loans and receivables to customers portfolio by geography and industry sector* (continued)

	2012		2011		2010		2010	2009	2008

	€ m		€ m		Continuing operations € m		Discontinued operations € m	€ m	€ m

POLAND
Agriculture	–		–		–		133	126	165
Energy	–		–		–		70	86	76
Manufacturing	–		–		–		978	1,024	1,145
Property and construction	–		–		–		2,542	2,852	2,760
Distribution	–		–		–		837	804	790
Transport	–		–		–		81	83	100
Financial	–		–		–		125	143	237
Other services	–		–		–		318	322	461
Personal – Residential mortgages	–		–		–		1,821	1,538	1,352
– Other	–		–		–		1,051	1,039	857
Lease financing	–		–		–		685	711	745

	–		–		–		8,641	8,728	8,688

REST OF WORLD	–		389		1,042		–	1,106	1,363

Total gross loans to customers	89,872(	1)	98,687(	1)	93,878(	2)	8,641	106,607	132,163
Unearned income	(108)		(125)		(167)		(67)	(279)	(382)
Deferred costs	89		103		–		–	–	–
Provisions for impairment	(16,528)		(14,941)		(7,299)		(344)	(2,987)	(2,292)

Total loans and receivables	73,325		83,724		86,412		8,230	103,341	129,489

(1)Includes € 475 million (2011: € 1,195 million) in loans and receivables to customers that relate to ‘Disposal groups and non-current assets held for sale’.

(2)Includes € 74 million relating to AmCredit which was held within ‘Disposal groups and non-current assets held for sale’.

*Forms an integral part of the audited financial statements
127

Risk management – 3. Individual risk types

3.1 Credit risk – Analysis of credit risk – 5 year summaries

Percentages of loans and receivables to customers by geography and industry sector

The following table shows the percentages of loans and receivables to customers by geography and industry sector at 31 December 2012, 2011, 2010, 2009 and 2008, excluding in 2010 and 2009 those held for sale to NAMA but including, in 2010, those within disposal groups and non-currents assets held for sale, that were not classified as discontinued operations (0.1%, Rest of World).

	2012	2011	2010	2010	2009	2008

	%	%	Continuing operations %	Discontinued operations %	%	%

IRELAND
Agriculture	1.9	1.8	1.9	–	1.9	1.7
Energy	0.4	0.4	0.7	–	0.8	0.7
Manufacturing	1.4	1.6	2.6	–	2.9	2.9
Property and construction	17.8	17.5	16.8	–	14.9	25.2
Distribution	6.5	6.5	7.4	–	7.7	7.1
Transport	0.6	0.6	0.8	–	0.9	0.8
Financial	0.7	1.1	1.3	–	1.3	1.1
Other services	3.5	3.3	4.0	–	4.4	4.1
Personal – Residential mortgages	43.9	42.4	26.6	–	26.1	20.1
– Other	4.7	4.8	5.2	–	5.9	5.6
Lease financing	0.5	0.6	0.7	–	0.9	0.8

	81.9	80.6	68.0	–	67.7	70.1

UNITED KINGDOM
Agriculture	0.1	0.1	0.1	–	0.1	0.1
Energy	0.1	0.3	0.3	–	0.3	0.3
Manufacturing	0.4	0.5	0.8	–	1.1	1.0
Property and construction	6.9	7.0	7.3	–	6.6	7.8
Distribution	2.2	2.1	2.4	–	2.5	2.0
Transport	0.7	0.7	0.7	–	0.6	0.5
Financial	0.2	0.3	0.5	–	0.7	0.6
Other services	3.3	3.5	4.4	–	4.6	4.0
Personal – Residential mortgages	3.4	3.4	3.4	–	3.4	2.7
– Other	0.5	0.6	0.7	–	0.8	0.6
Lease financing	–	–	–	–	–	0.1

	17.8	18.5	20.6	–	20.7	19.7

UNITED STATES OF AMERICA
Energy	–	–	0.2	–	0.3	0.5
Manufacturing	–	–	0.1	–	0.2	0.2
Property and construction	0.1	0.2	0.7	–	0.8	0.8
Distribution	–	–	0.1	–	0.2	0.2
Transport	–	–	0.1	–	0.1	0.1
Financial	–	–	–	–	0.1	0.1
Other services	0.2	0.3	0.7	–	0.7	0.7

	0.3	0.5	1.9	–	2.4	2.6

POLAND
Agriculture	–	–	–	0.1	0.1	0.1
Energy	–	–	–	0.1	0.1	0.1
Manufacturing	–	–	–	1.0	1.0	0.9
Property and construction	–	–	–	2.5	2.7	2.1
Distribution	–	–	–	0.8	0.7	0.6
Transport	–	–	–	0.1	0.1	0.1
Financial	–	–	–	0.1	0.1	0.2
Other services	–	–	–	0.3	0.3	0.3
Personal – Residential mortgages	–	–	–	1.8	1.4	1.0
– Other	–	–	–	1.0	1.0	0.6
Lease financing	–	–	–	0.7	0.7	0.6

	–	–	–	8.5	8.2	6.6

REST OF WORLD	–	0.4	1.0	–	1.0	1.0

Total loans	100.0	100.0	91.5	8.5	100.0	100.0

3.1 Credit risk – Analysis of credit risk – 5 year summaries

Risk elements in lending

The Group’s loan control and review procedures generally do not include the classification of loans as non-accrual, accruing past due, restructured and potential problem loans, as defined by the SEC. Management has, however, set out in the following table the amount of loans, (including, in the case of 2010 and 2009, those held for sale to NAMA and in 2010 those within discontinued operations)(2), at 31 December, without giving effect to available security and before deduction of provisions, using the SEC’s classification

	2012 € m	2011 € m	2010 € m	2009 € m	2008 € m

Loans accounted for on non-accrual basis(1)
Ireland	24,719	21,047	10,215	14,922	1,972
United Kingdom	4,641	3,725	2,524	1,944	689
United States of America	56	49	75	42	61
Poland(2)	–	–	587	477	250
Rest of World	–	12	68	68	19

	29,416	24,833	13,469	17,453	2,991

Accruing loans which are contractually past due 90 days or more as to principal or interest
Ireland	1,190	1,371	1,768	815	153
United Kingdom	162	74	59	83	117
United States of America	–	–	29	–	13
Poland(2)	–	–	3	4	1

	1,352	1,445	1,859	902	284

Restructured loans not included above(3)	55	75	233	140	–
Other real estate and other assets owned	–	17	12	10	–

(1)These figures represent AIB’s impaired loans before provisions. Total interest income that would have been recorded during the year ended 31 December 2012 had interest on gross impaired loans been included in income amounted to € 771 million (2011: € 528 million; 2010: € 462 million; 2009: € 235 million; 2008: € 109 million) - € 656 million for Ireland, € 114 million for the United Kingdom and € 1 million for the United States. Of the total figure of € 771 million above, € 392 million (2011: € 236 million; 2010: € 296 million; 2009: € 172 million; 2008: € 45 million) was included in income for the year ended 31 December 2012 for interest on impaired loans (net of provisions).

(2)For 2010, Poland is classified as a discontinued operation.

(3)AIB, on occasion, restructures loans on uncommercial terms. In circumstances where it enters into such arrangements these loans are typically classified as impaired and hence included in the table above under that category. In certain circumstances, as part of a loan restructure, AIB will convert debt to equity and if the recapitalised borrower is viable will reclassify the debt as performing. The restructured loans figure above solely relates to the loan element of these restructures which is deemed to be performing (i.e. non-impaired) following the restructure event. The value of equity held in the statement of financial position as at 31 December 2012 from such transactions was € 19 million (2011: € 24 million) and the amount of debt resulting from such transactions and held in performing grades was € 9 million (2011: €33 million).

AIB Group generally expects that loans, where known information about possible credit problems causes management to have serious doubt as to the ability of borrowers to comply with loan repayment terms, would be included under its definition of impaired loans and would therefore have been reported in the above table.

In AIB Group, loans are typically reported as impaired when interest thereon is 90 days or more past due or where a specific provision is raised, except: (i) where there is sufficient evidence that repayment in full, including all interest up to the time of repayment (including costs) will be made within a reasonable and identifiable time period, either from realisation of security, refinancing commitment or other sources; or (ii) where there is independent evidence that the balance due, including interest, is adequately secured. Upon impairment, the accrual of interest income based on the original terms of the claim is discontinued but the increase of the present value of impaired claims due to the passage of time is reported as interest income.

Risk management – 3. Individual risk types

3.1 Credit risk – Analysis of credit risk – 5 year summaries

Impaired loans and receivables to customers by geography and industry sector*

The following table presents an analysis of AIB Group’s impaired loans and receivables to customers by geography and industry sector at 31 December 2012, 2011, 2010, 2009 and 2008. Loans and receivables held for sale to NAMA are analysed on page 142.

	2012	2011	2010	2010	2009	2008

	€ m	€ m	Continuing operations € m	Discontinued operations € m	€ m	€ m

IRELAND
Agriculture	322	299	193	–	105	47
Energy	32	34	7	–	11	10
Manufacturing	319	303	293	–	134	71
Property and construction	10,856	9,467	5,510	–	2,275	1,148
Distribution	2,812	2,499	1,505	–	846	147
Transport	113	113	77	–	34	11
Financial	219	168	61	–	70	17
Other services	706	628	384	–	206	65
Personal – Residential mortgages	7,856	6,138	1,013	–	475	163
– Other	1,345	1,253	777	–	556	257
Lease financing	139	145	135	–	96	36

	24,719	21,047	9,955	–	4,808	1,972

UNITED KINGDOM
Agriculture	12	11	10	–	4	2
Energy	1	1	–	–	2	-
Manufacturing	153	132	75	–	66	33
Property and construction	2,908	2,389	1,408	–	449	432
Distribution	630	557	240	–	229	89
Transport	244	14	2	–	2	2
Financial	26	23	15	–	85	3
Other services	307	323	117	–	168	53
Personal – Residential mortgages	274	193	115	–	56	53
– Other	86	82	61	–	40	22

	4,641	3,725	2,043	–	1,101	689

UNITED STATES OF AMERICA
Energy	3	3	1	–	–	32
Manufacturing	–	1	–	–	11	17
Property and construction	40	43	40	–	8	12
Distribution	–	2	22	–	–	–
Transport	–	–	12	–	–	–
Other services	13	–	–	–	23	–

	56	49	75	–	042	61

POLAND
Agriculture	–	–	–	12	10	39
Energy	–	–	–	1	2	–
Manufacturing	–	–	–	62	74	46
Property and construction	–	–	–	264	194	61
Distribution	–	–	–	57	52	30
Transport	–	–	–	15	8	3
Financial	–	–	–	2	1	-
Other services	–	–	–	23	13	7
Personal – Residential mortgages	–	–	–	19	13	11
– Other	–	–	–	97	75	36
Lease financing	–	–	–	35	35	17

	–	–	–	587	477	250

REST OF WORLD	–	12	68	–	68	19

TOTAL	29,416	24,833	12,141	587	6,496	2,991

*Forms an integral part of the audited financial statements
130

3.1 Credit risk – Analysis of credit risk – 5 year summaries

Impaired loans and receivables to customers by geography and industry sector* (continued)

2012

The following commentary on loans and receivables includes those within disposal groups and non current assets held for sale.

Group impaired loans were € 29,416 million at 31 December 2012 and now represent 33% of loans and receivables up from € 24,833 million or 25% at 31 December 2011.

Ireland

Impaired loans in Ireland were € 24,719 million representing 34% of total group loans and receivables, up from € 21,047 million or 27% at December 2011. 85% or € 3,107 million of this increase relates to residential mortgages and property loans and reflects the continuing weak economic environment in Ireland with high unemployment, low level of activity in the property sector and muted consumer spending impacting impaired loans in most sectors but particularly the following: property (up € 1,389 million); distribution (hotels, licensed premises, retail) (up € 313 million); and residential mortgage (up € 1,718 million).

United Kingdom

In the United Kingdom, impaired loans increased by € 916 million to € 4,641 million primarily in the following sectors: property (up € 519 million); transport (up € 230 million); and residential mortgages (up € 81 million). The increase reflects the ongoing stress in the economic environment, particularly in the North of England and Northern Ireland.

United States of America

Impaired loans in the United States of America were € 56 million, up on the 2011 level of € 49 million and are primarily related to borrowers in the property sector.

Rest of World

Impaired loans in the rest of world reduced to Nil from € 12 million in 2011 as a result of the sale of AmCredit during the year.

2011

The following commentary on loans and receivables, includes those within disposal groups and non current assets held for sale. It also includes EBS which was acquired by AIB on 1 July 2011.

Group impaired loans were € 24,833 million at 31 December 2011 and now represent 25% of loans and receivables.

Ireland

Impaired loans were € 21,047 million representing 27% of total Group loans and receivables, up from € 9,955 million at December 2010. € 3,544 million of this increase relates to residential mortgage and property investment loans in EBS which was acquired by AIB on 1 July 2011. The underlying increase in AIB impaired loans in the year was € 7,548 million and reflects the impact the continuing difficult economic environment in Ireland with rising unemployment, a lack of activity in the property/housing sectors and reduced consumer spending is having on borrowers in most sectors, particularly the following: property (up € 3,416 million); distribution (hotels, licensed premises, retail) (up € 994 million); and residential mortgages (up € 2,122 million).

United Kingdom

Impaired loans increased by € 1,682 million to € 3,725 million primarily in the following sectors: property (up € 981 million); distribution (up € 317 million); other services (up € 206 million); and residential mortgages (up € 78 million).

United States of America

Impaired loans in the United States of America were € 49 million, down on the 2010 level of € 75 million and are related to borrowers in the property sector. The reduction is primarily due to the write-off and sale of certain assets.

Rest of World

Impaired loans in the Rest of World were € 12 million, down from € 68 million in 2010 and relate to residential mortgages in AmCredit. The reduction is largely due to the sale of portfolios in AmCredit and other loan portfolios in the CICB market segment.

*Forms an integral part of the audited financial statements
131

Risk management – 3. Individual risk types

3.1 Credit risk – Analysis of credit risk – 5 year summaries

Provisions for impairment on loans and receivables (both to banks and customers)*

The following table presents an analysis of provisions for impairment on loans and receivables (both to banks and customers) at 31 December 2012, 2011, 2010, 2009 and 2008. Provisions for impairment on loans and receivables held for sale to NAMA are analysed separately on page 142.

	2012	2011	2010	2010	2009	2008

	€ m	€ m	Continuing operations € m	Discontinued operations € m	€ m	€ m

IRELAND
Agriculture	225	192	100	–	44	19
Energy	26	25	5	–	4	8
Manufacturing	224	184	128	–	58	35
Property and construction	6,205	5,332	2,310	–	557	398
Distribution	1,723	1,442	678	–	286	57
Transport	91	78	44	–	20	8
Financial	160	137	49	–	53	10
Other services	486	387	200	–	90	34
Personal – Residential mortgages	2,589	1,718	212	–	81	32
– Other	1,006	854	479	–	302	136
Lease financing	133	121	109	–	67	25

	12,868	10,470	4,314	–	1,562	762

UNITED KINGDOM
Agriculture	8	7	5	–	1	–
Manufacturing	76	66	30	–	29	13
Property and construction	1,469	1,130	525	–	178	134
Distribution	290	256	121	–	88	37
Transport	124	12	1	–	2	1
Financial	12	9	3	–	35	2
Other services	158	180	49	–	61	21
Personal – Residential mortgages	110	67	30	–	16	3
– Other	58	50	35	–	24	17

	2,305	1,777	799	–	434	228

UNITED STATES OF AMERICA
Energy	3	3	–	–	–	4
Manufacturing	–	1	–	–	–	4
Property and construction	7	7	14	–	2	4
Other services	6	–	–	–	4	–
Distribution	–	–	2	–	–	–
Transport	–	–	6	–	–	–

	16	11	22	–	6	12

POLAND
Agriculture	–	–	–	7	7	–
Energy	–	–	–	1	1	–
Manufacturing	–	–	–	29	24	–
Property and construction	–	–	–	68	45	–
Distribution	–	–	–	28	23	–
Transport	–	–	–	7	4	–
Financial	–	–	–	1	1	–
Other services	–	–	–	13	8	101
Personal – Residential mortgages	–	–	–	8	6	32
– Other	–	–	–	77	58	–
Lease financing	–	–	–	20	11	6

	–	–	–	259	188	139

REST OF WORLD	–	3	23	–	24	7

TOTAL SPECIFIC PROVISIONS	15,189	12,261	5,158	259	2,214	1,148

TOTAL IBNR PROVISIONS	1,343	2,684	2,145	85	777	1,146

TOTAL PROVISIONS	16,532	14,945	7,303	344	2,991	2,294

*Forms an integral part of the audited financial statements
132

3.1 Credit risk – Analysis of credit risk – 5 year summaries

Movements in provisions for impairment on loans and receivables (includes loans and receivables within disposal groups and non-current assets held for sale)(1)

	Years ended 31 December
	2012 € m	2011 € m	2010 € m	2009 € m	2008 € m

Total provisions at beginning of period	14,945	7,976	7,156	2,294	744
Transfers in/(out)	34	–	(6)	(10)	–
Acquisition of subsidiaries	–	738	–	–	–
Disposal of subsidiaries	–	(360)	–	–	–
Disposal of loans and receivables	(263)	–	–	–	–
Transferred from/(to) NAMA	4	(570)	(4,569)	–	–
Exchange translation adjustments	47	74	40	31	(117)
Recoveries of provisions previously charged off	4	4	48	6	11

	14,771	7,862	2,669	2,321	638
Amounts charged off
Ireland	(399)	(481)	(490)	(287)	(68)
United Kingdom	(269)	(253)	(236)	(149)	(78)
United States of America	(2)	(37)	(20)	(15)	(1)
Poland	–	(2)	(52)	(57)	(19)
Rest of World	(3)	(29)	(15)	(12)	–

	(673)	(802)	(813)	(520)	(166)
Net provision movement(2)
Ireland	1,897	6,457	5,312	4,671	1,348
United Kingdom	541	1,371	705	530	363
United States of America	–	25	30	10	12
Poland	–	24	110	117	101
Rest of World	–	12	11	33	9

	2,438	7,889	6,168	5,361	1,833
Recoveries of provisions previously charged off(2)
Ireland	(2)	(2)	(3)	(1)	(7)
United Kingdom	(2)	(2)	(39)	(1)	(1)
United States of America	–	–	(1)	–	–
Poland	–	–	(5)	(4)	(3)

	(4)	(4)	(48)	(6)	(11))

Total provisions at end of period	16,532	14,945	7,976	7,156	2,294

Provisions at end of period
Specific	15,189	12,261	5,646	5,798	1,148
IBNR	1,343	2,684	2,330	1,358	1,146

	16,532	14,945	7,976	7,156	2,294

Amounts include:
Loans and receivables to banks	4	4	4	4	2
Loans and receivables to customers	16,406	14,932	7,287	2,987	2,292
Loans and receivables held for sale to NAMA	–	–	329	4,165	–
Loans and receivables of discontinued operations	–	–	344	–	–
Loans and receivables of disposal groups and non-current assets held for sale	122	9	12	–	–

	16,532	14,945	7,976	7,156	2,294

(1)Provisions for loans and receivables held for sale to NAMA are included in 2009 and 2010.

(2)The aggregate of these sets of figures represents the total provisions for impairment charged to income. Commentary on the movements is detailed on page 131 (impaired loans), on pages 134 to 137 (provisions for impairment) and page 139 (net loans charged off).

Risk management – 3. Individual risk types

3.1 Credit risk – Analysis of credit risk – 5 year summaries

Provisions for impairment on loans and receivables (including loans and receivables held for sale to NAMA and loans and receivables included within discontinued operations)

The following table reconciles the total provisions for impairment charged to income for the years ended 31 December 2012, 2011, 2010, 2009 and 2008 as shown in (A), the table on page 133 relating to ‘Movements in provisions for impairment of loans and receivables (including loans and receivables held for sale to NAMA and loans and receivables included within disposal groups and non-current assets held for sale)’, with that shown in (B), AIB Group’s ‘Consolidated statement of income’.

	2012 € m	2011 € m	2010 € m	2009 € m	2008 € m

(A)
Net provision movement	2,438	7,889	6,168	5,361	1,833
Recoveries of loans previously charged off	(4)	(4)	(48)	(6)	(11)

Total charged to income	2,434	7,885	6,120	5,355	1,822

(B)
Provisions for impairment	2,434	7,885	6,120	5,355	1,822

The following table sets out the provisions charged to income and net loans charged off as a percentage of average loans for the years ended 31 December 2012, 2011, 2010, 2009 and 2008. The 2010 and 2009 figures include provisions for loans and receivables held for sale to NAMA and loans and receivables included within discontinued operations. The 2011 figures include the provision charge for loans and receivables held for sale to NAMA.

	2012%	2011%	2010%	2009%	2008%

Total provisions charged to income	2.57	7.33	4.97	4.05	1.37

Net loans charged off	0.71	0.71	0.62	0.40	0.12

Commentary on provisions for impairment in 2012

The following commentary includes provisions for loans and receivables (including loans and receivables held for sale to NAMA and loans and receivables included within disposal groups and non current assets held for sale.).

The provision for impairment charge to income on loans and receivables of € 2,434 million or 2.57% of average advances for the year ended 31 December 2012 compared with € 7,885 million 7.33% of average advances at 31 December 2011. The significant reduction in the provision for impairment in the year of € 5,451 million reflects the slowdown in the pace of cases downgraded to impaired status requiring provision during 2012 at 18% in 2012 compared with 105% in 2011. The provision for impairment in 2012 was also impacted by the release of IBNR provisions of € 1,322 million compared with a charge of € 179 million in 2011.

The movement in IBNR provisions of € 1,322 million was due to the level of specific provisions raised during 2012 which had largely been provided in IBNR provisions at 31 December 2011, based on management’s view of the incurred loss inherent in the portfolio at that time, as evidenced by the level of arrears, requests for forbearance and vulnerable loans. The portfolios most impacted were the property and construction portfolio where the release was € 659 million due in particular to the level of specific provisions raised in 2012 in the property investment sub-sector, and € 369 million for the residential mortgage portfolio which largely resulted from specific provisions being taken during the year, particularly for mortgages in forbearance. IBNR provisions were reduced by € 205 million, € 84 million and € 5 million in the SME/other commercial, other personal and corporate portfolios respectively.

Since all eligible loans have now transferred to NAMA there was no provision charge in 2012 compared to € 87 million in 2011.

Ireland

The impairment charge was € 1,895 million and included a specific charge of € 3,014 million and a release of IBNR of 1,119 million. The charge was split € 536 million relating to PBB; € 1,130 million for CICB; and € 229 million for EBS.

Included in the PBB charge of € 536 million was a specific provision charge of € 1,120 million, with € 629 million or 56% relating to residential mortgage loans reflecting the increased level of arrears due to pressure on borrowers caused by continued high unemployment and reduced incomes. A further € 135 million (12%) of the specific charge related to loans in the property and construction sector, influenced by a continued low level of activity. € 175 million or 16% of the specific charge was for consumer loans and the remaining € 181 million related to SME/other commercial borrowers who are highly dependent on the Irish economy which remained weak throughout 2012. There was a release of IBNR provision of € 585 million in 2012 of which € 311 million related to the residential mortgage portfolio where specific provisions were raised for cases, particularly those in forbearance, which had been

3.1 Credit risk – Analysis of credit risk – 5 year summaries

Commentary on provisions for impairment in 2012 (continued)

Ireland

allocated IBNR provisions at December 2011 with the remaining spread across the non-mortgage portfolios largely in the consumer, distribution (includes hotels, licensed premises, retail) and property sectors.

The provision for impairment in CICB market segment of € 1,130 million included a specific charge of € 1,714 million and a release of IBNR provision of € 584 million. The key elements of the specific provision charge related to: (i) property loans, where the charge was € 901 million or 53% of the specific charge reflecting the impact of the continuing lack of activity in this sector; and (ii) € 349 million or 20% related to the distribution and other services sectors which continued to be affected by reduced consumer spending as a result of budgetary cuts and lower incomes and € 268 million or 16% related to buy-to-let mortgages influenced by an increasing arrears profile due in part to high levels of unemployment. The provision charge also included a release of IBNR provisions of € 584 million of which € 476 million related to the property sector where IBNR provisions had been raised at year end December 2011 to take account of continued pressure on rental cash flows and uncertainty over the timing of a recovery in this sector which have now been reflected in specific provisions. At 31 December 2011, IBNR provisions were set aside for the loss on non-impaired mortgages in the forbearance book and specific provisions were raised for these where relevant in 2012 which resulted in a reduction of € 98 million IBNR provisions in this portfolio. The IBNR stock of provisions (statement of financial position) was € 528 million, € 239 million of which has been allocated to the property portfolio, € 141 million to SME/commercial portfolios which have been impacted by reduced consumer demand as a result of continued high unemployment and lower disposable incomes and € 77 million for large borrower connections in the corporate portfolio with the remaining € 71 million allocated to residential mortgages and consumer portfolios.

The impairment provision in EBS of € 229 million related to residential mortgages, € 237 million for the owner-occupier sector in Ireland, € 6 million for the buy-to-let portfolio and a reduction of IBNR provisions of € 14 million provision in the property investment sub-sector.

United Kingdom

The impairment charge in the United Kingdom was € 539 million compared with € 1,318 million in 2011 (excluding € 51 million relating to NAMA) and included € 331 million relating to AIB Bank UK, € 200 million relating to CICB customers and € 8 million to PBB customers.

In AIB Bank UK, the majority of the provision for impairment related to borrowers in the property and construction sector (€ 209 million) reflecting the continued pressure on this sector, in both the land and development and property investment sub-sectors and while there have been signs of improvement in prime markets, such as London and the South East, the secondary markets still remain relatively illiquid. There was a release of € 193 million IBNR provisions in the AIB Bank UK which reflected lower than anticipated loss rates in the ‘low start’ mortgage and land and development property exposures in FTB and interest only property and business loans in AIB GB. The statement of financial position IBNR provisions was € 244 million at 31 December 2012 and was allocated to the following portfolios: € 117 million to the property portfolio, € 73 million in relation to the residential mortgage portfolio and € 55 million to SME/other commercial and consumer portfolios.

The impairment charge in CICB of € 200 million related primarily to large corporates in the property, and transport sectors. The statement of financial position IBNR provisions was € 21 million at 31 December 2012.

United States

The impairment charge was Nil compared with € 25 million to December 2011. The reduction is due to a smaller book as a result of disposals under the deleveraging programme.

Risk management – 3. Individual risk types

3.1 Credit risk – Analysis of credit risk – 5 year summaries

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

The remaining non-NAMA charge of € 7,798 million (7.32% of average advances) has increased by € 3,175 million since December 2010 and comprised € 7,619 million in specific provisions (2010: € 3,318 million) and € 179 million in IBNR provisions (2010: € 1,305 million). 77% of the increase in provisions related to business in Ireland with a further 25% in the UK.

Ireland

The provision for impairment of € 6,455 million included a charge of € 36 million relating to loans held for sale to NAMA. The non-NAMA charge was € 6,419 million and included a specific charge of € 6,479 million and a release of IBNR of € 60 million. The charge was split € 1,426 million relating to PBB, € 4,670 million for CICB and € 323 million for EBS (for six months to December 2011).

Included in the PBB charge of € 1,426 million was a specific provision charge of € 936 million, with € 392 million or 42% relating to residential mortgage loans reflecting the increased level of arrears due to pressure on borrowers caused by unemployment and reduced incomes. A further € 166 million (18%) of the specific charge related to loans in the property sector, influenced by a continued lack of activity in that sector. € 184 million or 20% of the specific charge was for consumer loans and the remaining € 194 million related to SME/commercial loans. There was an IBNR provision of € 490 million raised in 2011. € 311 million of this charge was allocated to the residential mortgage portfolio based on the increasing arrears profile and a large proportion was set aside for non-impaired forbearance cases. The IBNR provision charge has been allocated to the following portfolios: € 311 million to residential mortgages (statement of financial position of € 527 million), which reflects recent provision experience, the level of arrears (including > 90 days past due but not impaired), the level of requests for forbearance and level of vulnerable loans (i.e. one notch above impaired). € 179 million of the provision charge has been allocated to non-mortgage portfolios (statement of financial position of € 390 million), mostly in the distribution sector (includes hotels, licensed premises, retail).

The non-NAMA provision for impairment in CICB market segment of € 4,670 million included a specific charge of € 5,071 million, and a release of IBNR provision of € 401 million. While there have been increased provision charges across most sectors, the key elements of the non-NAMA specific provision charge related to: (i) property loans, where the charge was € 2,933 million or 58% of the specific charge reflecting the impact of the continuing lack of activity in this sector; and (ii) € 822 million or 16% related to the distribution sector which has been affected by reduced consumer spending and € 515 million or 10% related to buy-to-let mortgages influenced by pressure on sponsor affordability and further declines in house prices. The IBNR provision of € 401 million reflected the release of IBNR provisions which had been raised at year end December 2010 based on the level of requests for restructure and the uncertainty over true peak to trough asset price declines which have now been reflected in specific provisions, offset by the raising of IBNR provisions based on management’s view of incurred loss in the portfolio at the reporting date. The IBNR stock of provisions (statement of financial position) of € 1,110 million is based on management’s estimate of incurred loss in the book. € 714 million of the statement of financial position has been allocated to the property portfolio which reflects the impact of continued pressure on rental cash flows and uncertainty over the timing of a recovery in this sector. € 136 million has been allocated to the residential mortgage portfolio based on recent provision experience and heightened levels of forbearance requests. The remaining € 260 million has been allocated to SME/commercial portfolios which have been impacted by reduced consumer demand as a result of continued high unemployment and lower disposable incomes.

The provision for impairment in EBS for the six months to 31 December 2011 was € 323 million of which 94% related to residential mortgages in Ireland. The statement of financial position provisions amounted to € 209 million in relation to property loans and € 740 million for residential mortgages reflecting the pressure on affordability resulting in higher levels of arrears.

United Kingdom

The provision for impairment in the United Kingdom was € 1,369 million and included a provision of € 51 million relating to loans held for sale to NAMA compared with € 152 million in 2010. The non-NAMA charge of € 1,318 million included € 1,087 million relating to AIB UK and € 231 million relating to CICB customers.

In AIB UK, € 646 million or 59% of the charge related to borrowers in the property sector reflecting the continued pressure on this sector, particularly in the land and development sub-sector. € 212 million of the AIB UK charge was in IBNR provisions which included provisions raised in respect of management’s view of impairment in the ‘low start’ mortgage and land and development property

136

3.1 Credit risk – Analysis of credit risk – 5 year summaries

Commentary on provisions for impairment in 2011 (continued)

United Kingdom

exposures in FTB and interest only property and business loans in AIB GB. The levels of mortgages in forbearance and 90 days past due but not impaired were also taken into consideration when determining the appropriate level of IBNR stock. The statement of financial position IBNR provisions was € 427 million at 31 December 2011 and was allocated to the following portfolios: € 207 million to the property portfolio, € 100 million in relation to the residential mortgage portfolio and € 120 million to other SME/commercial and consumer portfolios.

The charge in CICB of € 231 million related primarily to large corporates in the manufacturing, property, distribution, and other services sectors and the statement of financial position was € 30 million across these sectors.

United States of America

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

Disposal groups

The impairment charge was € 24 million which related to the 3 months to 31 March 2011 in the BZWBK business.

Additional information on provisions for impairment

The following table presents additional information with respect to the statement of financial position provisions as at 31 December 2012, 2011, 2010, 2009 and 2008. The 2010 and 2009 figures include provisions for impairment on loans and receivables held for sale to NAMA and the 2010 figure also includes provisions for impairment on loans and receivables included within discontinued operations.

	2012	2011	2010	2009	2008
	%	%	%	%	%

Provisions as a percentage of total loans, less unearned income, at end of period
Specific provisions	16.90	12.42	5.40	4.46	0.87
IBNR provisions	1.49	2.72	2.23	1.04	0.87

	18.39	15.14	7.63	5.50	1.74

Provisions are raised as outlined on pages 75 – 78.

The increase in provisions from 15.14% to 18.39% reflects the impact that the continuing high level of unemployment, low levels of activity in the property sector with further property price reductions and ongoing austerity measures is having on our borrowers’ ability to repay facilities, particularly in Ireland. Specific provisions as a percentage of loans increased from 12.42% to 16.90% and are allocated to individual impaired loans (€ 29,416 million up from € 24,833 million for 2011).

The IBNR provisions as a percentage of loans decreased from 2.72% to 1.49% at December 2012. The reduction reflects a release of € 1,322 million in the year as a result of:

– (i)	IBNR provisions raised in previous periods which have now been reflected in specific provisions;
– (ii)	improved credit management processes; and
– (iii)	independent reviews of certain higher risk portfolios which helped inform management’s view of the incurred loss remaining in the performing book.

Risk management – 3. Individual risk types

3.1 Credit risk – Analysis of credit risk – 5 year summaries

Loans charged off and recoveries of previously charged off loans

The following table presents an analysis of loans charged off and recoveries of previously charged off loans for the years ended 31 December 2012, 2011, 2010, 2009, and 2008. This table includes loans and receivables to customers of continuing operations, loans and receivables held for sale to NAMA, and loans and receivables included within disposal groups and non-current assets held for sale(1).

	Loans charged off					Recoveries of loans previously charged off
	2012 € m	2011 € m	2010 € m	2009 € m	2008 € m	2012 € m	2011 € m	2010 € m	2009 € m	2008 € m

IRELAND
Agriculture	5.2	5.2	8.2	1.7	1.7	–	0.1	0.7	0.2	0.7
Energy	2.2	2.4	1.3	8.1	–	–	0.2	–	–	–
Manufacturing	23.3	64.9	31.7	38.3	1.2	0.1	–	–	–	–
Property and construction	112.2	152.3	202.2	135.6	35.1	0.2	–	0.1	–	–
Distribution	44.7	67.9	58.0	15.3	7.2	–	–	–	–	2.9
Transport	5.6	2.7	5.2	1.5	1.5	–	–	–	–	–
Financial	27.2	23.1	31.0	26.7	0.1	–	–	–	–	2.2
Other services	29.9	48.0	35.5	5.8	5.7	0.1	0.3	0.1	–	–
Personal – Residential mortgages	50.1	19.4	24.2	9.5	2.4	–	–	0.1	–	0.1
– Other	93.4	91.4	76.5	28.9	9.6	0.7	0.6	1.2	0.6	1.0
Lease financing	5.6	3.8	16.2	15.6	3.6	0.1	0.2	0.3	0.2	0.3

	399.4	481.1	490.0	287.0	68.1	1.2	1.4	2.5	1.0	7.2

UNITED KINGDOM
Agriculture	0.1	0.2	0.1	0.1	0.1	–	–	–	–	–
Energy	–	–	–	–	–	–	–	–	–	–
Manufacturing	21.9	25.2	11.8	5.7	15.5	–	0.4	–	–	0.2
Property and construction	97.9	117.0	46.7	40.9	33.4	0.6	0.3	37.9	–	0.1
Distribution	53.1	34.9	43.1	63.2	19.4	0.2	0.2	0.3	0.2	0.1
Transport	11.2	0.3	29.7	0.3	0.3	–	0.2	–	–	–
Financial	4.3	0.3	54.0	0.5	0.1	–	0.1	–	–	–
Other services	65.4	63.0	42.0	33.6	5.5	0.3	0.2	0.3	0.1	0.1
Personal – Residential mortgages	6.0	4.3	2.6	0.5	0.3	–	–	–	–	–
– Other	9.2	7.3	5.9	4.0	3.8	0.9	0.6	0.4	0.2	0.3

	269.1	252.5	235.9	148.8	78.4	2.0	2.0	38.9	0.5	0.8

UNITED STATES OF AMERICA
Energy	–	–	0.3	8.2	–	0.2	0.2	0.5	–	–
Manufacturing	0.9	0.9	2.1	1.4	–	–	–	0.1	–	–
Property and construction	–	22.8	7.5	5.3	0.9	–	–	–	–	–
Distribution	–	5.0	1.4	–	–	–	–	–	–	–
Transport	–	6.8	–	–	–	–	–	–	–	–
Other services	0.6	2.1	9.1	–	–	–	–	–	–	–

	1.5	37.6	20.4	14.9	0.9	0.2	0.2	0.6	–	–

POLAND(1)	–	2.2	51.8	57.0	18.7	–	–	5.5	4.1	2.9

REST OF WORLD	2.7	28.6	14.7	12.3	–	0.1	–	0.3	–	–

TOTAL	672.7	802.0	812.8	520.0	166.1	3.5	3.6	47.8	5.6	10.9

(1)For 2010, Poland is classified as a discontinued operation, all other amounts relate to continuing operations.

3.1 Credit risk – Analysis of credit risk – 5 year summaries (continued)

Loans charged off and recoveries of previously charged off loans (continued)

Net loans charged off 2012

The following commentary includes loans and receivables (including loans and receivables within disposal groups and non current assets held for sale).

Group – net loans charged off at 0.71% (€ 669 million) of average advances for the year to December 2012 compared with 0.71% or € 798 million at December 2011.

Ireland – net loans charged off were € 398 million and were split € 171 million in PBB and € 227 million in CICB market segments. 50% of the net charge-offs in PBB related to loans in the other personal sector with a further 31% to the property and residential mortgage sectors. In CICB, the net-charge offs were spread across a number of sectors, primarily property € 95 million, distribution € 35 million, manufacturing € 20 million, financial € 27 million and other services € 21 million with the remaining in residential mortgages and the other personal sector.

United Kingdom – net loans charged off were € 267 million, € 109 million of which related to the CICB market segment with the main net charge-offs occurring in other services € 51 million, distribution € 26 million, property € 16 million and manufacturing € 15 million and transport € 1 million sectors. In AIB Bank UK, the net charge-offs were € 158 million mainly in the property € 81 million, distribution € 28 million, other services € 14 million and other personal € 9 million sectors.

United States – net loans charged off were € 1 million and related to borrowers in the manufacturing and other services sectors.

Rest of World – net loans charged off were € 3 million relating to residential mortgages in AmCredit.

Net loans charged off 2011

The following commentary includes loans and receivables (including loans and receivables held for sale to NAMA and loans and receivables included within disposal groups and non current assets held for sale. It also includes the EBS which was acquired by AIB on 1 July 2011).

Group – net loans charged off at 0.71% (€ 798 million) of average loans for the year to December 2011 compared with 0.62% or € 765 million at December 2010.

Ireland – net loans charged off were € 480 million and were split € 300 million in PBB and € 180 million in CICB market segments. 38% of the net charge offs in PBB were related to the property sector. The other main sectors where net charge offs occurred were the distribution, other services, residential mortgage and other personal sectors. In CICB the net charge offs were spread across a number of sectors, primarily in manufacturing, property, distribution, financial and other services.

United Kingdom – net loans charged off were € 250 million, € 150 million of which related to the CICB market segment with the main net charge offs occurring in the manufacturing, property, distribution, and other services sectors. In AIB UK, the net charge offs were € 101 million mainly in the property, distribution and other services sectors.

United States – net loans charged off were € 37 million and mainly related to borrowers in the property sector.

Rest of World – net loans charged off were € 29 million with € 4 million relating to residential mortgages in AmCredit and the remaining arising in the other services sector.

Disposal Groups – net loans charged off were € 2 million in the lease financing sector.

Risk management – 3. Individual risk types

3.1 Credit risk – Analysis of credit risk – 5 year summaries

Analysis of loans and receivables to customers by contractual residual maturity and interest rate sensitivity

The following tables analyse gross loans and receivables to customers by contractual residual maturity and interest rate sensitivity. Overdrafts, which in the aggregate represent approximately 2% of the portfolio at 31 December 2012, are classified as repayable within one year. Approximately 9% of AIB Group’s loan portfolio is provided on a fixed rate basis. Fixed rate loans are defined as those loans for which the interest rate is fixed for the full term of the loan. The interest rate risk exposure is managed within agreed policy parameters.

The analysis of loans and receivables to customers for both NAMA and disposal groups and non-current assets held for sale are shown separately below.

Loans and receivables to customers

	2012
	Fixed rate	Variable rate	Total	Within 1 year	After 1 year but within 5 years	After 5 years	Total
	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Ireland	6,933	66,505	73,438	31,465	5,582	36,391	73,438
United Kingdom	905	14,781	15,686	7,484	2,596	5,606	15,686
United States of America	16	257	273	106	141	26	273

Total loans by maturity	7,854	81,543	89,397	39,055	8,319	42,023	89,397

	2011
	Fixed rate	Variable rate	Total	Within 1 year	After 1 year but within 5 years	After 5 years	Total
	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Ireland	8,339	70,631	78,970	24,711	8,342	45,917	78,970
United Kingdom	1,157	17,007	18,164	7,443	3,905	6,816	18,164
United States of America	49	309	358	73	220	65	358

Total loans by maturity	9,545	87,947	97,492	32,227	12,467	52,798	97,492

	2010
	Fixed rate	Variable rate	Total	Within 1 year	After 1 year but within 5 years	After 5 years	Total
	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Ireland	8,136	61,638	69,774	20,490	12,732	36,552	69,774
United Kingdom	2,430	18,664	21,094	7,580	5,604	7,910	21,094
United States of America	169	1,799	1,968	740	1,058	170	1,968
Rest of World	82	886	968	295	538	135	968

Total loans by maturity	10,817	82,987	93,804	29,105	19,932	44,767	93,804

	2009
	Fixed rate	Variable rate	Total	Within 1 year	After 1 year but within 5 years	After 5 years	Total
	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Ireland	9,463	62,680	72,143	19,143	21,516	31,484	72,143
United Kingdom	914	21,175	22,089	6,391	6,606	9,092	22,089
United States of America	147	2,394	2,541	1,125	1,204	212	2,541
Poland(1)	1,245	7,483	8,728	3,150	3,467	2,111	8,728
Rest of World	90	1,016	1,106	107	799	200	1,106

Total loans by maturity	11,859	94,748	106,607	29,916	33,592	43,099	106,607

(1)See discontinued operations (note 18).

140

3.1 Credit risk – Analysis of credit risk – 5 year summaries (continued)

Analysis of loans and receivables to customers by contractual residual maturity and interest rate sensitivity (continued)

Loans and receivables to customers

	2008
	Fixed	Variable	Total	Within 1	After 1 year	After 5	Total
	rate	rate		year	but within 5	years
					years
	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Ireland	8,245	84,417	92,662	36,457	23,457	32,748	92,662
United Kingdom	2,025	24,047	26,072	8,030	7,587	10,455	26,072
United States of America	430	2,948	3,378	810	2,151	417	3,378
Poland(1)	1,022	7,666	8,688	2,915	3,476	2,297	8,688
Rest of World	8	1,355	1,363	62	701	600	1,363

Total loans by maturity	11,730	120,433	132,163	48,274	37,372	46,517	132,163

(1) See discontinued operations (Note 18). Loans and receivables held for sale to NAMA for the years ended 31 December 2010 and 2009
	2010
	Fixed	Variable	Total	Within 1	After 1 year	After 5	Total
	rate	rate		year	but within 5	years
					years
	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Ireland	32	701	733	568	90	75	733
United Kingdom	16	1,499	1,515	1,038	348	129	1,515
United States of America	–	–	–	–	–	–	–

Total loans by maturity	48	2,200	2,248	1,606	438	204	2,248

	2009
					After 1 year
	Fixed	Variable		Within 1	but within 5	After 5
	rate	rate	Total	year	years	years	Total
	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Ireland	444	19,000	19,444	16,528	1,812	1,104	19,444
United Kingdom	–	3,722	3,722	2,433	679	610	3,722
United States of America	–	29	29	29	–	–	29

Total loans by maturity	444	22,751	23,195	18,990	2,491	1,714	23,195

Loans and receivables held within disposal groups and non-current assets held for sale for the years ended 31 December 2012, 2011 and 2010
	2012
					After 1 year
	Fixed	Variable		Within 1	but within 5	After 5
	rate	rate	Total	year	years	years	Total
	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Ireland	–	97	97	14	8	75	97
United Kingdom	–	378	378	240	18	120	378

Total loans by maturity	–	475	475	254	26	195	475

	2011
					After 1 year
	Fixed	Variable		Within 1	but within 5	After 5
	rate	rate	Total	year	years	years	Total
	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Ireland	–	531	531	79	426	26	531
United Kingdom	–	45	45	–	11	34	45
United States of America	39	191	230	78	115	37	230
Rest of World	80	309	389	141	119	129	389

Total loans by maturity	119	1,076	1,195	298	671	226	1,195

141

Risk management – 3. Individual risk types

3.1 Credit risk – Analysis of credit risk – 5 year summaries

Analysis of loans and receivables to customers by contractual residual maturity and interest rate sensitivity (continued)

Loans and receivables held within disposal groups and non-current assets held for sale for the years ended 31 December 2012, 2011 and 2010

	2010
	Fixed rate	Variable rate	Total	Within 1 year	After 1 year but within 5 years	After 5 years	Total
	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Poland	1,209	7,432	8,641	3,155	3,334	2,152	8,641
Rest of World	–	74	74	–	–	74	74

Total loans by maturity	1,209	7,506	8,715	3,155	3,334	2,226	8,715

Analysis of loans and receivables held for sale to NAMA by geography and industry sector

The following table analyses loans and receivables held for sale to NAMA by geography and industry sector at 31 December 2010 and 31 December 2009 showing: (i) gross loans; (ii) specific provisions for impairment; and (iii) impaired loans. There were no loans held for sale to NAMA at 31 December 2012 or 31 December 2011.

	2010					2009
	Loans and receivables		Specific provisions for impairment		Impaired Loans	Loans and receivables		Specific provisions for impairment		Impaired loans
	€ m		€ m		€ m	€ m		€ m		€ m

IRELAND
Agriculture	–		–		–	24		5		15
Energy	–		–		–	64		8		23
Manufacturing	–		–		–	37		3		10
Property and construction	567		38		167	18,055		3,245		9,684
Distribution	43		8		36	602		79		228
Transport	1		–		–	19		–		–
Financial	–		–		–	16		–		1
Other services	27		3		15	200		11		33
Personal – Residential mortgages	86		1		37	138		6		17
– Other	8		2		5	289		35		103

UNITED KINGDOM
Agriculture	–		–		–	1		–		–
Energy	3		–		–	4		–		–
Manufacturing	15		–		–	16		–		–
Property and construction	1,351		176		450	3,523		189		833
Distribution	92		–		13	85		–		–
Financial	27		–		–	20		2		3
Other services	17		1		15	57		1		6
Personal – Residential mortgages	–		–		–	6		–		–
– Other	11		–		3	10		–		1

UNITED STATES
Property and construction	–		–		–	29		–		–

Total	2,248	(1)	229	(2)	741	23,195	(1)	3,584	(2)	10,957

(1)€ 1,919 million net of provisions of € 329 million (2009: € 19,030 million net of provisions of € 4,165 million).

(2)Total provisions of € 329 million including IBNR of € 100 million (2009: total provisions of € 4,165 million including IBNR of € 581 million).

3.1 Credit risk – Analysis of credit risk – 5 year summaries

Cross-border outstandings

Cross-border outstandings, which exclude finance provided within AIB Group, are based on the country of domicile of the borrower and comprise placings with banks and money at call and short notice, loans to customers (including those classified as held for sale to NAMA in 2009 and 2010 and those held within discontinued operations in 2010), finance lease receivables and installment credit, acceptances and other monetary assets, including non-local currency claims of overseas offices on local residents. AIB Group monitors geographic breakdown based on the country of the borrower and the guarantor of ultimate risk. Cross-border outstandings exceeding 1% of total assets are shown in the following table. In addition, the Group’s exposure to certain other EU countries are shown at 31 December 2012, 2011, 2010, 2009 and 2008.

	As % of	Total	Banks and	Government	Commercial,
	total		other	and	industrial
	assets(1)		financial	official	and other
			institutions	institutions	private
					sector
		€ m	€ m	€ m	€ m

31 December 2012
United Kingdom	1.5	1,877	589	575	713
United States of America	1.2	1,447	93	28	1,326
France	1.6	1,950	485	715	750
Spain	1.3	1,616	474	–	1,142
Germany	0.6	781	294	306	181
Italy	0.2	230	–	221	9
Portugal	0.1	149	21	25	103
Greece	–	–	–	–	–

31 December 2011
United Kingdom	1.8	2,492	684	572	1,236
United States of America	1.6	2,199	50	307	1,842
France	1.4	1,925	447	731	747
Spain	1.3	1,824	575	30	1,219
Germany	0.8	1,118	630	277	211
Italy	0.2	287	–	175	112
Portugal	0.2	250	54	98	98
Greece	0.1	52	–	16	36

31 December 2010
United Kingdom	5.7	8,313	730	870	6,713
United States of America	3.7	5,329	403	658	4,268
Spain	2.0	2,941	900	340	1,701
France	1.7	2,527	705	989	833
Germany	1.2	1,760	892	361	507
Italy	1.0	1,428	405	824	199
Portugal	0.4	530	206	246	78
Greece	0.1	119	67	41	11

31 December 2009
United States of America	4.7	8,193	1,127	1,303	5,763
United Kingdom	2.9	5,093	1,186	695	3,212
Spain	2.1	3,610	1,585	117	1,908
France	1.7	3,013	1,974	480	559
Germany	1.2	2,065	1,300	294	471
Italy	0.9	1,643	665	625	353
Portugal	0.3	469	138	201	130
Greece	0.1	158	–	42	116

31 December 2008
United Kingdom	5.1	9,362	1,776	1,456	6,130
United States of America	5.0	9,052	596	1,689	6,767
Germany	2.2	3,984	2,458	743	783
France	1.6	2,973	1,603	662	708
Spain	2.5	4,576	2,180	223	2,173
Italy	1.1	1,929	730	652	547

(1)Assets, consisting of total assets as reported in the consolidated statement of financial position, totalled € 122,516 million at 31 December 2012 (2011: € 136,651 million; 2010: € 145,222 million; 2009: € 174,314 million; 2008: € 182,174 million).

At 31 December 2012 cross-border outstandings to borrowers in the Netherlands amounted to 0.7% and Australia 0.2%.

Risk management – 3. Individual risk types

3.1 Credit risk - Financial investments available for sale

The following table analyses the carrying value (fair value) of financial investments available for sale by major classifications together with the unrealised gains and losses at 31 December 2012 and 31 December 2011:

			2012			2011

	Fair	Unrealised	Unrealised	Fair	Unrealised	Unrealised
	value	gross gains	gross losses	value	gross gains	gross losses
Debt securities*	€ m	€ m	€ m	€ m	€ m	€ m

Irish Government securities	7,588	608	(1)	5,217	40	(531)
Euro government securities	1,754	153	(4)	1,860	102	(62)
Non Euro government securities	712	95	–	1,270	207	(3)
Supranational banks and government agencies	1,682	55	–	1,147	10	(1)
Collateralised mortgage obligations	22	–	(6)	509	–	(12)
Other asset backed securities	920	1	(140)	1,210	–	(353)
Euro bank securities	3,070	176	(11)	3,055	43	(77)
Non Euro bank securities	161	3	(5)	476	4	(12)
Euro corporate securities	87	6	(3)	110	4	(6)
Non Euro corporate securities	193	17	–	279	15	(5)
Other investments	12	–	–	12	–	–

Total debt securities	16,201	1,114	(170)	15,145	425	(1,062)
Equity securities
Equity securities – NAMA subordinated bonds	47	–	–	132	–	–
Equity securities – other	96	16	(10)	112	18	(24)

Total financial investments available for sale	16,344	1,130	(180)	15,389	443	(1,086)

The following tables analyse the available for sale portfolio by geography at 31 December 2012 and 31 December 2011:

			2012			2011

	Irish	Euro	Non Euro	Irish	Euro	Non Euro
	Government	governments	governments	Government	governments	governments
Government securities*	€ m	€ m	€ m	€ m	€ m	€ m

Republic of Ireland	7,588	–	–	5,217	–	–
United Kingdom	–	–	621	–	–	1,146
Italy	–	221	–	–	175	–
Austria	–	160	–	–	179	–
Spain	–	–	–	–	30	–
France	–	683	–	–	699	–
Germany	–	281	–	–	277	–
Greece	–	–	–	–	16	–
Portugal	–	25	–	–	98	–
Netherlands	–	358	–	–	341	–
Rest of World	–	26	91	–	45	124

	7,588	1,754	712	5,217	1,860	1,270

*Forms an integral part of the audited financial statements
144

3.1 Credit risk - Financial investments available for sale (continued)

			2012	2011

			Total	Total
Asset backed securities*			€ m	€ m

Republic of Ireland			37	34
United Kingdom			95	153
United States of America			84	585
Italy			–	89
Spain			545	636
Greece			–	32
Rest of World			181	190

			942	1,719

		2012		2011

	Euro	Non Euro	Euro	Non Euro
Bank securities*	€ m	€ m	€ m	€ m

Republic of Ireland	903	35	622	34
United Kingdom	425	10	316	127
United States of America	35	–	32	3
Australia	–	–	36	20
Italy	–	–	–	–
Austria	21	–	70	18
France	464	–	323	–
Germany	75	6	481	97
Portugal	20	–	54	–
Netherlands	344	–	266	25
Spain	441	–	569	6
Sweden	24	110	6	143
Belgium	52	–	11	–
Denmark	35	–	88	–
Rest of World	231	–	181	3

	3,070	161	3,055	476

The cumulative credit to available for sale securities reserves relating to bank securities is € 163 million (2011: charge of € 42 million) which is gross of hedging and taxation.

*Forms an integral part of the audited financial statements
145

Risk management - 3. Individual risk types

3.1 Credit risk - Financial investments available for sale (continued)

Debt securities

Available for sale (“AFS”) debt securities have increased from a fair value of € 15.1 billion at 31 December 2011 to € 16.2 billion at 31 December 2012. Sales and maturities of € 5.6 billion were offset by purchases of € 5.1 billion and an increase in fair value of € 1.6 billion. The increase in fair value was principally due to an improvement in the market values of Irish Government securities (+ € 1.1billion) however, improvements were also observed in most markets.

There are no specific impairment provisions held against the AFS debt securities but an incurred but not reported (“IBNR”) provision of € 10 million is held against the remaining bank subordinated debt portfolio of € 103 million nominal and an IBNR provision of € 50 million is held against the remaining European asset backed securities holdings of € 900 million.

The portfolio remains materially investment grade, with 26% rated AAA (2011 35%); 11% rated AA (2011 10%); 7% rated A (2011 11%); and 54% rated BBB (2011 41%).

The Irish Government securities position increased from € 5.2 billion at 31 December 2011 to € 7.6 billion at 31 December 2012, including (net) new purchases of € 1.3 billion for the purpose of increased capital investment, and fair value gains of € 1.1 billion.

Equity securities

NAMA subordinated bonds are included within available for sale equity securities. The fair value of these bonds at 31 December 2012 was € 47 million (against a nominal holding of € 471 million) compared with the 31 December 2011 fair value of € 132 million (against a nominal holding of € 478 million). An impairment provision of € 82 million was made in the year to 31 December 2012.

Asset backed securities

Asset backed securities of € 0.9 billion principally relate to residential mortgage backed securities of € 0.8 billion (31 December 2011: € 1.1 billion). An analysis of these securities by country on page 145 includes collateralised mortgage obligations of € 22 million (31 December 2011: € 509 million).

Bank securities by geography

At 31 December 2012, the bank bond fair value of € 3.2 billion (31 December 2011: € 3.5 billion) included € 1.7 billion of covered bonds (31 December 2011: € 1.1 billion); € 0.8 billion of government guaranteed senior bank debt (31 December 2011: € 0.9 billion); € 0.6 billion of senior unsecured bank debt (31 December 2011: € 1.4 billion); and € 0.1 billion of subordinated bank debt (31 December 2011: € 0.1 billion).

Republic of Ireland

The fair value of Irish debt securities in the available for sale category amounted to € 8.6 billion (31 December 2011: € 5.9 billion) at 31 December 2012 and consisted of sovereign debt € 7.6 billion (31 December 2011: € 5.2 billion); government guaranteed senior bank debt of € 0.7 billion (31 December 2011: € 0.5 billion); covered bonds of € 0.2 billion (31 December 2011: € 0.1 billion) and residential mortgage backed securities of € 37 million (31 December 2011: € 44 million).

In addition to Irish Government securities outlined above, NAMA senior debt amounting to € 17.4 billion (31 December 2011: € 19.9 billion), which is guaranteed by the Irish Government, is included within loans and receivables to customers (note 29).

Italy

The fair value of Italian debt securities at 31 December 2012 was € 223 million (31 December 2011: € 269 million) and included sovereign debt of € 221 million (2011: € 175 million); asset backed securities of Nil (31 December 2011: € 89 million) and corporate debt of € 2 million (31 December 2011: € 5 million).

Portugal

The fair value of Portuguese debt securities at 31 December 2012 was € 131 million (31 December 2011: € 231 million). It comprised sovereign debt of € 25 million (31 December 2011: € 98 million); asset backed securities of € 83 million (31 December 2011: € 79 million); senior bank debt of € 20 million (31 December 2011: € 54 million); and corporate debt of € 3 million.

Spain

The fair value of Spanish debt securities at 31 December 2012 was € 1 billion and included asset backed securities of € 0.5 billion; and senior bank bonds of € 0.5 billion. The fair value at 31 December 2011 amounting to € 1.2 billion comprised of asset backed securities of € 0.6 billion; covered bonds of € 0.5 billion, subordinated bank debt of € 37 million; sovereign debt of € 30 million; and senior bank debt of € 6 million.

The asset backed securities at 31 December 2012 were all residential mortgage backed securities which had been rated AAA at origination. The 31 December 2012 ratings profile was: A 17%; AA 69%; BBB 10%; BB 1%; and B 3%. The overall weighted average market bid price for the portfolio was 78.19 (31 December 2011: 71.45).

In addition, Spanish debt of € 0.5 billion (31 December 2011: € 0.6 billion) is included within loans and receivables to customers (note 29).

3.2 Liquidity risk*

The objective of liquidity management is to ensure that, at all times, the Group holds sufficient funds to meet its contracted and contingent commitments to customers and counterparties at an economic price.

Risk identification and assessment

Liquidity risk is assessed by modelling the net cash outflows of the Group over a series of maturity bands. Behavioural assumptions are applied to those liabilities whose contractual repayment dates are not reflective of their inherent stability. Those net cash outflows are compared against the Group’s stock of liquid assets to determine, within each maturity band, the adequacy of the Group’s liquidity position. Furthermore, for the Liquidity Coverage Ratio “LCR” as defined by Basel III, the unencumbered stock of high quality liquid assets is compared against net cash outflows over the first 30 calendar days.

Risk management and mitigation

The Group’s liquidity management policy aims to ensure that it has sufficient liquidity to meet its current requirements. In addition, it operates a funding strategy designed to anticipate additional funding requirements based upon projected balance sheet movements. The Group undertakes liquidity stress testing and contingency planning to deal with unforeseen events. Stress tests include both firm specific and systemic risk events and a combination of both, at varying levels of severity. Stressed assumptions are applied to the Group’s liquidity buffer and liquidity risk drivers. These scenario events are reviewed in the context of the Group’s liquidity contingency plan, which details corrective action options under various levels of stress events. The purpose of these actions is to ensure the continued stability of the Group’s liquidity position, within the Group’s pre-defined liquidity risk tolerance levels. These results are reported to the Group Asset and Liability Committee (“ALCo”), Leadership Team and Board, and to other committees if invoked under the Group’s Liquidity Contingency Plan.

The liquidity and funding requirements of the Group are managed by the Treasury function. Euro and sterling represent the most important currencies to the Group from a liquidity and funding perspective. AIB is required to comply with the liquidity requirements of the Central Bank of Ireland and also with the requirements of local regulators overseas which include regulatory restrictions on the transfer of liquidity among the Group. In the absence of normal market conditions and given the extent of support from the monetary authorities, the Group’s contingency liquidity management framework remains activated. Notwithstanding this, AIB improved its liquidity buffer during the course of 2012.

The principles behind the Group’s liquidity management policy aim to ensure that the Group can at all times meet its obligations as they fall due at an economic price. The Group manages its liquidity in a number of ways:

–	Firstly, through the active management of its liability maturity profile it aims to ensure a balanced spread of repayment obligations with a key focus on 0 – 8 day and 9 day – 1 month time periods. Monitoring ratios apply to periods in excess of 1 month;
–	Secondly, the Group aims to maintain a stock of high quality liquid assets to meet its obligations as they fall due. Discounts are applied to these assets based upon their cash-equivalence and price sensitivity; and
–	Finally, net outflows are monitored on a daily basis. AIB’s liquidity position was in surplus to the regulatory ratios at all times during 2012.

The Group endeavours to maintain a diversified funding base with an emphasis on high quality, stable customer deposit funding whilst maintaining an appropriate balance between short term and long term funding sources. These customer deposits represent the largest source of funding for the Group, and the core retail franchises and accompanying deposit base in both Ireland and the UK provide a stable and reasonably predictable source of funds. During the year, AIB decided to end its presence in the Offshore locations of Isle of Man and the Channel Islands. Since that decision, the deposit base in these locations has gradually been wound down, although the loss of liquidity for AIB has been minimal, as the majority of the liquidity had been previously ‘trapped’ off shore as a result of local regulations.

Customer accounts have increased by € 3 billion in the full year 2012, notwithstanding outflows of € 2 billion as a result of the announced closure of AIB’s operations in the Isle of Man and Channel Islands, and with management focus on reductions in the overall pricing of its deposits in both the Irish and UK markets. Strong growth was experienced across all business areas during this period, as sentiment towards Ireland and Irish banks improved.

The Irish Government Eligible Liabilities Guarantee (“ELG”) scheme played an important role in underpinning the funding position of the Group, however, it is prepared for the withdrawal of the guarantee from 31 March 2013. Positive first steps were taken during 2012 in this regard with the Group’s quantum of covered liabilities decreasing as AIB Group (UK) plc withdrew from the scheme in August 2012. This withdrawal from the ELG scheme has had a negligible overall effect on deposit balances. Details of the ELG are included in note 63 to the financial statements.

The Group monitors and manages the funding support provided by its deposit base to its loan book through a series of measures including the Basel III liquidity ratios, the LCR and Net Stable Funding Ratio (“NSFR”), pending their formal introduction as regulatory

*Forms an integral part of the audited financial statements
147

Risk management - 3. Individual risk types

3.2 Liquidity risk*

Risk management and mitigation

standards. During 2012, a decision was taken by the Central Bank to replace the loan to deposit ratio (“LDR”) targets in favour of an advanced monitoring framework focusing on the Basel III ratios.

As a consequence of the deposit developments outlined above and the deleveraging that was achieved through asset sales and loan repayments, the Group’s LDR decreased from 136% at 31 December 2011 (138% including loans and receivables held for sale) to 115% at 31 December 2012 (115% including loans and receivables held for sale). The target for the LCR is 100% by January 2018, (per latest Capital Requirements Directive proposals) with interim targets set from January 2015 and AIB is projected to be in compliance with these targets.

The Group has seen a significant improvement in its liquidity position over the course of 2012, despite the maturity of € 4.5 billion in unsecured medium term note (“MTN”) issuances during the year and with no access to replacement unsecured funding in the wholesale markets. This improvement has resulted from further progress on the deleveraging programme, increased deposit inflows and lower collateral haircuts arising from the renewed market confidence experienced by Ireland during 2012. This has enabled the Group to cease using Own-Use Bank Bonds (“OUBBs”) and to reduce Central Bank funding significantly. At 31 December 2012, the Group availed of Central Bank funding amounting to € 22 billion, reduced from € 31 billion at 31 December 2011. Central Bank drawings include the switch of € 3 billion from short term operations into the 3 year Long-Term Refinancing Operations (“LTROs”) at 31 December 2011 and the switch of a further € 8.25 billion in March 2012.

The Group continues to develop the capability to create collateral pools from its loan assets aimed at market investors, as was evidenced by a successful Residential Mortgage Backed Securities (“RMBS”) issuance in May 2012 using AIB UK mortgages. In addition, AIB re-entered the secured wholesale term markets with an ACS (covered bond) issuance in December 2012, and again, in January 2013.

The Group’s debt ratings as at 12 February 2013 for all debt/deposits not covered by the ELG scheme are as follows:

–	S&P long-term “BB” and short-term “B”;
–	Fitch long-term “BBB” and short-term “F2”; and
–	Moody’s long-term “Ba2” for deposits and “Ba3” for senior unsecured debt and short-term “Not Prime” for deposits and senior unsecured debt.

As a further indicator that the Irish economy is stabilising, Fitch’s November 2012 revision of the outlook from negative to stable on the Group’s ‘Long Term Issuer Default Rating’ was the first positive revision for AIB in almost four years.

Risk monitoring and reporting

In common with other areas of risk management, the Group operates a “three lines of defence” model. Risk monitoring and reporting is carried out in the first line by Treasury ALM – Analysis, Reporting and Control (“T-ALM ARC”) which reports directly to the CFO. Second line assurance is provided by Financial Risk reporting to the CRO, and Group Internal Audit comprises the third line. The liquidity position of AIB is measured and reported daily by T-ALM. Financial Risk are responsible for all monitoring and review of liquidity management in AIB. In addition to the regular Group ALCo, the monthly Executive Risk Committee (“ERC”) and the Board Risk Committee (“BRC”) reporting on the liquidity and funding position of the Group, the Leadership Team and the Board are briefed on liquidity and funding on an on-going basis. Further information on liquidity risk can be found in notes 60 and 61 to the financial statements.

3.3 Market risk*

Market risk is the risk relating to the uncertainty of returns attributable to fluctuations in market factors. Where the uncertainty is expressed as a potential loss in earnings or value, it represents a risk to the income and capital position of the Group. Market risk includes repricing risk, curve risk, basis risk, optionality risk, valuation risk and concentration risk. The Group is exposed to market risk through the following risk factors: interest rates, foreign exchange, equity prices, inflation rates and credit spreads.

The Group assumes market risk as a result of its banking book and trading book activities.

Interest rate risk in the banking book (“IRRBB”) is defined as the Group’s sensitivity to earnings volatility in its non-trading activity arising from movements in interest rates. It reflects a combination of interest rate risk arising from the retail, commercial and corporate operations and banking book positions maintained by the Group’s Treasury function. Non-trading interest rate risk in retail, commercial and corporate activities can arise from a variety of sources, including where those assets and liabilities and off-balance sheet instruments have different repricing dates.

Credit spread risk in the banking book is the exposure of the Group’s financial position to adverse movements in the credit spreads of bonds held in the available for sale (“AFS”) securities portfolio. Credit spreads are defined as the difference between bond yields and

*Forms an integral part of the audited financial statements
148

3.3 Market risk* (continued)

interest rate swap rates of equivalent maturity. Changes in the credit spread impact the valuations of bonds held in the banking book and these fair value changes are recorded through the Group’s equity reserve. The AFS portfolio is the principal source of credit spread risk.

The Group also assumes market risk through its trading book activities which relate to all positions in financial instruments (principally derivatives) that are held with trading intent or in order to hedge positions held with trading intent. The Group’s Treasury function is responsible for managing all trading book activities which includes a mandate to trade on its own account in selected wholesale markets. The trading strategies employed by Treasury are desk and market specific with risk tolerances approved on an annual basis through the Group’s Risk Appetite Framework governance process.

Risk identification and assessment

It is the Group’s policy that all market risk be centralised within Treasury. AIB employs a suite of metrics to estimate its market risk profile. IRRBB is a key risk measure for non-trading portfolios, including the management of structural interest rate positions (e.g. capital investments and current account hedges, etc) and Treasury’s banking book positions (e.g. securities investments, etc). In addition, Value at Risk (“VaR”) is employed within the Treasury environment, particularly in the context of trading book portfolios, but also as a risk assessment tool for Treasury’s banking book portfolios where it augments the IRRBB measures.

IRRBB is calculated on the basis of establishing the repricing behaviour of each asset, liability and off-balance sheet product. For some products, the actual interest repricing characteristics may differ from their contractual arrangements. In these cases, the repricing maturity is determined by the market interest rates that most closely fit the behaviour of the product interest rate. For non-interest bearing current accounts, the repricing maturity is determined by the stability of the portfolio. The assumptions behind these repricing maturities and the stability levels of portfolios are reviewed periodically by Group ALCo.

In quantifying Treasury’s market risk profile, Treasury’s risk measurement systems are configured to address all material risk factors. The principal risk measurement methodology employed is based on an historical simulation application of the industry standard VaR technique. The methodology incorporates the portfolio diversification effect within each standard risk factor (interest rate, credit spread, foreign exchange, equity, as applicable). This VaR metric is derived from an observation of historical prices over a period of one year, assessed at a 95% statistical confidence level and using a 1 day holding period.

Although an important measure of risk, VaR has limitations as a result of its use of historical data holding periods and its assumption that markets remain constant over the given time horizon. Furthermore, the use of confidence intervals does not convey any information about potential loss when the confidence level is exceeded. The Group recognises these limitations and supplements its use with a variety of other techniques, including sensitivity analysis, interest rate gaps by time period and daily open foreign exchange and equity positions. In particular, the sensitivity of the Group’s AFS securities portfolio to a one basis point shift in credit spreads is actively monitored and the portfolio is subject to additional nominal limits. The size of the AFS portfolio and the net unrealised gains/losses are set out in note 33.

Stress-testing and scenario analysis are employed on an ongoing basis to gauge the vulnerability of Treasury’s portfolio to loss under stressed market conditions. Some stress-tests revolve around defining large, severe and extreme scenarios and determining the changes in the value of Treasury’s portfolio of financial instruments in the event of any one scenario. Others, for example in the case of interest rate risk portfolios, employ principal components analysis (“PCA”) to analyse interest rate term structure factor sensitivity (i.e. PCA identifies the three most predictive elements driving interest rate changes, namely parallel shift, and twist and bow, and uses these in the determination of alternative stressed portfolio valuation). For foreign exchange and equity portfolios, historical simulation techniques are used to determine potential worst case outcomes.

Treasury Asset and Liability Management (“TALM”), reporting to the CFO, is responsible for identifying, measuring, monitoring and reporting the Group’s aggregate market risk profile and managing the Group’s financial instruments valuation processes. TALM supports front line management where sanctioned market risk exists, particularly the Head of Treasury, through the information they provide and the portfolio analysis they undertake. TALM also estimates the level of capital required to support market risks.

Financial Risk, reporting to the CRO, is responsible, for exercising independent risk oversight and control over the Group’s total market risk portfolio. In particular, Financial Risk provides oversight on the integrity and effectiveness of the risk and control environment and escalates any deficiencies therein. It monitors the evolving risk profile, providing appropriate challenge to the frontline on its management through the different governance forums and the CRO report. It provides assurance that the risk dimensions of the business activity are understood and escalates any limit excesses as they arise. It proposes and maintains the Market Risk Management Framework and Policies as the basis of the Group’s control architecture for market risk activities, including the annual agreement of market risk limits (subject to the Board approved Risk Appetite Statement). Financial Risk is also responsible for the integrity of the market risk measurement methodologies.

*Forms an integral part of the audited financial statements
149

Risk management - 3. Individual risk types

3.3 Market risk* (continued)

Risk management and mitigation

Market risk management in the Group is actively administered on the basis of clearly delegated authorities that reflect the appropriate segregation of duty, fit for purpose trading environments with enabling technology and competent personnel with relevant skill and experience. From a governance perspective, the market risk agenda (including the valuation of financial instruments) is overseen by the Market Risk Committee (“MRC”). The MRC supports the “3 Lines of Defence” governance model, plays a key role in elevating the visibility of market risk issues and sets the benchmark for market risk management across the Group. The Chairman of the MRC, the Head of Products, derives his delegated authority from Group ALCo and the MRC is formally a sub-committee of Group ALCo. The membership comprises representatives from Treasury, TALM, Financial Risk and GIA. The MRC establishes a common basis of communication, provides definitive guidance on the Group’s market risk activities and contributes directly to its risk culture.

As a core risk management principle, the Group requires that Treasury manages, and is responsible for, all material interest rate risk in the Group. Banking book risk is managed as part of Treasury’s overall interest rate risk position. The Group manages structural interest rate risk volatility by maintaining a portfolio of instruments with interest rates fixed for several years. The size and maturity of this portfolio is determined by characteristics of the interest-free or fixed-rate liabilities and assets and, in the case of the Group’s capital, an assumed average maturity.

Market risk management aligns with trading business strategy through the articulation of an annual risk strategy and appetite statement. This process yields a suite of market risk limits that considers both the risk (e.g. IRRBB and VaR) and financial (e.g. embedded value and ‘stop loss’) impacts of Treasury activities.

It should be noted that credit risk issues inherent in the market risk portfolios are subject to the credit risk framework that was described in the previous section. A suite of policies and standards clarifies roles and responsibilities, and provides for effective measurement, monitoring and review of dealing positions.

Risk monitoring and reporting

Quantitative and qualitative information is used at all levels of the organisation, up to and including the Board, to identify, assess and respond to market risk. The actual format and frequency of risk disclosure depends on the audience and purpose and ranges from transaction-level control and activity reporting to enterprise level risk profiles. For example, front office and risk functions receive the full range of daily control and activity, valuation, sensitivity and risk measurement reports, while risk governance forums receive a monthly market risk commentary and summary risk profile.

The MRC acts as the principal risk governance forum for the Group’s market risk activities (including trading and banking books) and receives a reporting pack on a monthly basis to allow it review the Group’s consolidated market risk profile, focusing on emerging trends, key changes and results of stress scenarios. Group ALCo also monitors AIB’s market risk position and has specific responsibility for providing direction on capital management, IRRBB and funds transfer pricing decisions. Group ALCo meets on a monthly basis and receives standing reports on the Group’s asset and liability risk profile, which allows it to monitor positions against limits.

Market risk profile

The table below shows the sensitivity of the Group’s Banking Book to a hypothetical immediate and sustained 100 basis point (“bp”) movement in interest rates on 1 January 2013 and 1 January 2012 and the impact on net interest income over a twelve month period.

Sensitivity of projected net interest income to interest rate movements:

	31 December
	2012	2011
Sensitivity of projected net interest income to interest rate movements	€ m	€ m

+ 100 basis point parallel move in all interest rates	(19)	(11)
– 100 basis point parallel move in all interest rates	(3)	11

The analysis is subject to certain simplifying assumptions including but not limited to: equal, simultaneous parallel movements in rates across all; all positions on wholesale books run to maturity; and there is no management action in response to movements in interest rates, such as changes in product margins. In practice, positions in both retail and wholesale books are actively managed and the actual impact on interest income can differ from the model.

*Forms an integral part of the audited financial statements
150

3.3 Market risk* (continued)

Market risk profile

The following table summarises Treasury’s VaR profile for the years ended 31 December 2012 and 2011, measured in terms of Value at Risk. For interest rate risk positions, the table also differentiates between Treasury’s banking book (arising principally from its holdings of AFS securities) and trading book positions. For VaR measurement, Treasury employs a 95% confidence interval, a 1-day holding period and a 1-year sample period.

	VaR (trading book)		VaR (banking book)		Total VaR
	2012	2011	2012	2011	2012	2011
	€ m	€ m	€ m	€ m	€ m	€ m

Interest rate risk
1 day holding period:
Average	0.2	0.4	4.6	4.9	4.6	4.9
High	0.4	0.9	7.7	6.0	7.7	6.0
Low	0.1	0.2	2.0	3.3	2.0	3.4
31 December	0.2	0.2	2.2	5.8	2.2	5.8

On a like for like basis, Treasury’s VaR fell slightly during 2012 to an average of € 4.6 million compared to € 4.9 million for 2011 with exposure levels remaining restrained. The factors affecting the overall interest rate VaR in 2012 were:

–	a fall in underlying strategic exposures as existing positions ran down the curve;
–	a fall in the underlying level of market interest rate volatility which influences the VaR calculation – in 2012 there was a continuation of the low interest rate environment and very few tail events with rising interest rates (this dampens the VaR on liability-led position);
–	lower basis risk associated with managing the Group’s NAMA bond portfolio due to a reduction in cash versus derivative spread volatility to more normal levels and also the redemption of € 2.4 billion of NAMA bonds during the period;
–	lower interest rate risk taking in the trading book generally, reflecting greater Treasury focus on liquidity management and banking book risk management; and
–	lower strategic interest rate risk taking, reflecting a market view that the interest rates cycle has bottomed and re-investment will require a higher interest rate re-entry point.

The following table sets out the VaR for foreign exchange rate and equity risk for the years ended 31 December 2012 and 2011:

	Foreign exchange rate risk		Equity risk
	VaR (trading book)		VaR (trading book)
	2012	2011	2012	2011
	€ m	€ m	€ m	€ m

1 day holding period:
Average	0.1	0.2	0.5	0.7
High	0.1	0.4	0.7	1.1
Low	–	–	0.4	0.4
31 December	–	–	0.4	0.6

In terms of foreign exchange VaR, the level of overall exposure remains modest with very little open risk being run, the average VaR for 2012 was € 0.06 million (shown as € 0.1 million) compared to € 0.16 million in 2011 (shown as € 0.2 million). A similar pattern was evident in terms of equity VaR with an average of € 0.5 million in 2012 compared to € 0.7 million in 2011.

*Forms an integral part of the audited financial statements
151

Risk management - 3. Individual risk types

3.4 Structural foreign exchange risk*

The Group has two objectives with respect to foreign exchange risk. Firstly, to ensure, that its consolidated capital ratios are largely protected from the effect of changes in exchange rates and secondly, that the Group’s foreign currency earnings are managed within tolerance levels based on the forecast for the forthcoming year, making use of other natural hedges within the Group’s balance sheet where these are available. The former is termed structural foreign exchange risk and results from net investment in subsidiaries, associates and branches, the functional currencies of which are currencies other than euro. The amount of structural foreign exchange risk is immaterial.

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

Risk management and mitigation

The Group’s foreign exchange hedging activity (on foreign currency earnings) is overseen by the Head of Treasury, as advised by the Hedging Committee. The Hedging Committee also monitors and reports to Group ALCo on the foreign exchange sensitivity of consolidated capital ratios. Group ALCo sets the framework for and reviews the management of these activities.

The impact on capital ratios is measured in terms of basis points sensitivities using scenario analysis.

Risk monitoring and reporting

The Board reviews and approves relevant policies and limits. Group ALCo monitors the Group’s foreign exchange risks. It meets on a monthly basis and receives reports on the Group’s asset and liability risk profile including foreign exchange risk. Open positions are reported as differences between expected earnings in the current year and the value of hedges in place. Exchange differences on structural exposures are recognised in ‘other income’ in the financial statements.

*Forms an integral part of the audited financial statements.
152

3.5 Operational risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. It includes legal risk, but excludes strategic and business risk. In essence, operational risk is a broad canvas of individual risk types which include information technology, business continuity, health and safety risks, and legal risk.

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

Operational risk – New Target Operating Model

AIB has developed a new target operating model for operational risk to ensure the framework outlined above is embedded and executed more robustly across the Group. The key principles of the new model are:

–	A strong operational risk function, appropriately staffed and clearly independent of the first line of defence;
–	Technology in place to support assessment and mitigation of operational risks; and
–	Greater control effectiveness testing by operational risk.

Risk management - 3. Individual risk types

3.6 Regulatory compliance risk*

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

*Forms an integral part of the audited financial statements.
154

3.7 Pension risk

Pension risk is the risk that the funding position of the Group’s defined benefit plans would deteriorate to such an extent that the Group would be required to make additional contributions to cover its pension obligations towards current and former employees. Pension risk includes market risk, investment risk and actuarial risk. The Group maintains a number of defined benefit pension schemes for past and current employees, further details of which are included in note 12 to the financial statements. The ability of the pension funds to meet the projected pension payments is maintained through the diversification of the investment portfolio across geographies and across a wide range of assets including equities, bonds, mortgage portfolios and property. Market risk arises because the estimated market value of the pension fund assets might decline or their investment returns might reduce. Actuarial risk is the risk that the estimated value of the pension liabilities might increase.

As detailed in note 12, there were a number of significant developments in 2012 with regard to the Group’s defined benefit schemes which include the Group’s announcement of its intention to close the schemes to future accrual. While the Group is taking certain risk mitigating actions, however, due to difficult financial market conditions and recent changes to pension and accounting regulations, a level of volatility associated with pension funding remains.

3.8 Parent company risk information

Credit risk

–	Maximum exposure to credit risk

–	Collateral

–	Loans and receivables to customers by geographic location and industry sector

–	Internal credit ratings

–	Impaired loans by geographic location and industry sector

–	Aged analysis of contractually past due but not impaired gross loans

–	Provisions for impairment by geographic location and industry sector

–	External credit ratings of financial instruments

–	Leveraged debt by geographic location and industry sector

Market risk profile

Risk management - 3. Individual risk types

3.8 Parent company risk information (continued)

The following table sets out the maximum exposure to credit risk that arises within Allied Irish Banks, p.l.c. and distinguishes between those assets that are carried in the statement of financial position at amortised cost and those carried at fair value at 31 December 2012 and 31 December 2011:

	2012					2011
Maximum exposure to credit risk*	Amortised cost € m	(8)	Fair value € m	(9)	Total € m	Amortised cost € m	(8)	Fair value € m	(9)	Total € m

Balances at central banks(1)	558		–		558	527		–		527
Items in course of collection	95		–		95	100		–		100
Disposal groups and non-current assets held for sale	353		–		353	1,129		–		1,129
Trading portfolio financial assets(2)	–		22		22	–		54		54
Derivative financial instruments(3)	–		2,768		2,768	–		3,025		3,025
Loans and receivables to banks(4)	31,284		–		31,284	36,028		–		36,028
Loans and receivables to customers(5)	37,234		–		37,234	42,074		–		42,074
NAMA senior bonds	17,082		–		17,082	19,509		–		19,509
Financial investments available for sale(6)	–		14,829		14,829	–		13,132		13,132
Other assets:
Sale of securities awaiting settlement	–		–		–	2		–		2
Trade receivables	28		–		28	83		–		83
Accrued interest(7)	391		–		391	515		–		515

	87,025		17,619		104,644	99,967		16,211		116,178
Financial guarantees	1,095		–		1,095	1,575		–		1,575
Loan commitments and other credit related commitments	7,690		–		7,690	8,269		–		8,269
	8,785		–		8,785	9,844		–		9,844

Total	95,810		17,619		113,429	109,811		16,211		126,022

(1)Included within cash and balances at central banks of € 1,076 million (2011: € 1,067 million).

(2)Excluding equity shares of € 2 million (2011: € 2 million).

(3)Exposures to subsidiary undertakings of € 293 million (2011: € 356 million) have been included.

(4)Exposures to subsidiary undertakings of € 29,709 million (2011: € 33,441 million) have been included.

(5)Exposures to subsidiary undertakings of € 11,891 million (2011: € 11,868 million) have been included.

(6)Excluding equity shares of € 101 million (2011: € 204 million).

(7)Exposures to subsidiary undertakings of € 12 million (2011: € 42 million) have been included.

(8)All amortised cost items are ‘loans and receivables’ per IAS 39 Financial Instruments: Recognition and Measurement definitions.

(9)All items measured at fair value except financial investments available for sale and cash flow hedging derivatives are classified as ‘fair value through profit or loss’.

*Forms an integral part of the audited financial statements
157

3.8 Parent company risk information (continued)

Collateral

Allied Irish Banks, p.l.c. takes collateral as a secondary source of repayment in the event of a borrower’s default. The nature of collateral taken is set out on page 70.

Set out below is the fair value of collateral accepted by Allied Irish Banks p.l.c. at 31 December 2012 and 31 December 2011 in relation to financial assets detailed in the maximum exposure to credit risk table on page 157:

Loans and receivables to banks

Interbank placings, including central banks, are largely carried out on an unsecured basis apart from reverse repurchase agreements. At 31 December 2012, Allied Irish Banks p.l.c. has received collateral with a fair value of € 61 million on loans with a carrying value of € 61 million (2011: € 55 million and € 59 million respectively).

Loans and receivables to customers

The following table shows the fair value of collateral held for residential mortgages at 31 December 2012 and 31 December 2011:

	2012				2011
	Neither past	Past due	Impaired	Total	Neither past	Past due	Impaired	Total
	due nor	but not			due nor	but not
	impaired	impaired			impaired	impaired
	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Fully collateralised(1)
Loan-to-value ratio:
Less than 50%	118	3	7	128	143	3	6	152
50% - 70%	134	5	10	149	142	2	7	151
71% - 80%	81	2	9	92	79	2	4	85
81% - 90%	89	4	8	101	81	3	6	90
91% - 100%	126	6	51	183	162	3	12	177

	548	20	85	653	607	13	35	655
Partially collateralised
Collateral value relating to loans over 100% loan-to-value	794	23	235	1,052	993	50	200	1,243

Total collateral value	1,342	43	320	1,705	1,600	63	235	1,898

Gross residential mortgages	1,653	50	407	2,110	1,916	83	310	2,309(	2)

Statement of financial position specific provisions			(125)	(125)			(103)	(103)
Statement of financial position IBNR provisions				(22)				(65)

Net residential mortgages			282	1,963			207	2,141

(1)The fair value of collateral held for residential mortgages which are fully collateralised has been capped at the carrying value of the loans outstanding at each year end.

(2)Excludes purchased residential mortgage pools of € 178 million in 2011. In 2012, these have been included in the ‘financial’ sector.

While AIB considers that a borrower’s repayment capacity is paramount in granting any loan, the Company also takes collateral in support of lending transactions for the purchase of residential property. There are clear policies in place which set out the type of property which is acceptable as collateral and the loan to property value relationship. Collateral valuations are required at the time of origination of each residential mortgage. The fair value at 31 December 2012 is based on the property values at origination and applying the CSO (Ireland) and Nationwide (UK) indices to these values to take account of price movements in the interim.

Non-mortgage portfolios

Details of collateral in relation to the non mortgage portfolio are set out on page 70.

NAMA senior bonds

Allied Irish Banks p.l.c. holds a guarantee from the Irish Government in respect of NAMA senior bonds which at 31 December 2012 have a carrying value of € 17,082 million (2011: € 19,509 million)

Financial investments available for sale

At 31 December 2012, government guaranteed senior bank debt amounting to € 495 million (2011: € 554 million) was held within the available for sale portfolio.

158

Risk management - 3. Individual risk types

3.8 Parent company risk information (continued)

The information contained in this note relates only to third party exposures arising within Allied Irish Banks, p.l.c.

Loans and receivables to customers by geographic location and industry sector*

	2012

						Of which

	Republic of Ireland	United Kingdom	United States of America	Rest of the World	Total	Loans and receivables to customers		Disposal groups and non-current assets held for sale
	€ m	€ m	€ m	€ m	€ m	€ m		€ m

Agriculture	1,722	–	–	–	1,722	1,722		–
Energy	298	113	19	–	430	342		88
Manufacturing	1,074	58	4	–	1,136	1,136		–
Property and construction	15,673	599	40	–	16,312	16,312		–
Distribution	5,633	409	1	–	6,043	6,043		–
Transport	502	528	22	–	1,052	679		373
Financial	582	19	2	–	603	603		–
Other services	2,849	247	186	–	3,282	3,268		14
Personal
Residential mortgages	2,110	–	–	–	2,110	2,110		–
Other	4,211	–	–	–	4,211	4,211		–
Lease financing	–	–	–	–	–	–		–

	34,654	1,973	274	–	36,901	36,426		475
Unearned income	(74)	(5)	(1)	–	(80)	(80)		–
Deferred costs	2	–	–	–	2	2		–
Provisions	(10,825)	(285)	(17)	–	(11,127)	(11,005)		(122)

Total	23,757	1,683	256	–	25,696	25,343(	1)	353

	2011

						Of which

	Republic of Ireland	United Kingdom	United States of America	Rest of the World	Total	Loans and receivables to customers		Disposal groups and non-current assets held for sale
	€ m	€ m	€ m	€ m	€ m	€ m		€ m

Agriculture	1,801	–	–	–	1,801	1,795		6
Energy	393	243	41	174	851	620		231
Manufacturing	1,381	132	12	10	1,535	1,502		33
Property and construction	16,267	687	218	112	17,284	16,608		676
Distribution	6,266	478	14	35	6,793	6,720		73
Transport	573	614	32	–	1,219	1,186		33
Financial	1,039	113	–	–	1,152	1,146		6
Other services	3,148	328	270	4	3,750	3,735		15
Personal:
Residential mortgages	2,433	–	–	54	2,487	2,427		60
Other	4,733	–	–	–	4,733	4,733		–
Lease financing	21	–	–	–	21	21		–

	38,055	2,595	587	389	41,626	40,493		1,133
Unearned income	(85)	(7)	(2)	(1)	(95)	(93)		(2)
Deferred costs	3	–	–	–	3	3		–
Provisions	(9,998)	(186)	(13)	(9)	(10,206)	(10,197)		(9)

Total	27,975	2,402	572	379	31,328	30,206(	1)	1,122

(1)Excludes intercompany balances of € 11,891 million (2011: € 11,868 million).

*Forms an integral part of the audited financial statements
159

Risk management - 3. Individual risk types

3.8 Parent company risk information (continued)

Internal credit ratings*

The internal credit rating profiles of loans and receivables to customers by asset class for Allied Irish Banks, p.l.c. at 31 December 2012 and 31 December 2011 are as follows:

	2012				2011

	Corporate/ commercial	Residential mortgages	Other	Total	Corporate/ commercial	Residential mortgages	Other	Total
Masterscale grade	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m

1 to 3	995	390	1,003	2,388	1,726	536	1,036	3,298
4 to 10	8,481	868	1,902	11,251	14,193	1,073	2,149	17,415
11 to 13	2,505	293	1,002	3,800	2,251	240	1,200	3,691

	11,981	1,551	3,907	17,439	18,170	1,849	4,385	24,404
Past due but not impaired(1)	1,321	38	368	1,727	1,747	50	451	2,248
Impaired	16,157	265	1,313	17,735	13,582	265	1,127	14,974

Total gross loans and receivables	29,459	1,854	5,588	36,901	33,499	2,164	5,963	41,626

Unearned income				(80)				(95)
Deferred costs				2				3
Impairment provisions				(11,127)				(10,206)

Total				25,696				31,328

(1)Of this amount, € 41 million relates to masterscale grade 1 – 3 (2011: € 65 million); € 596 million relates to masterscale grade 4 – 10 (2011: € 944 million) and € 1,090 million relates to masterscale grade 11 – 13 (2011: € 1,239 million).

Details of the rating profiles, masterscale ranges and lending classifications are set out on page 122.

*Forms an integral part of the audited financial statements
160

3.8 Parent company risk information (continued)

Impaired loans by geographic location and industry sector*

The following table presents an analysis of impaired loans and receivables to customers for Allied Irish Banks, p.l.c. at 31 December 2012 and 31 December 2011.

	2012

						Of which

	Republic of Ireland	United Kingdom	United States of America	Rest of the World	Total	Loans and receivables to customers	Disposal groups and non-current assets held for sale
	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Agriculture	322	–	–	–	322	322	–
Energy	32	–	3	–	35	35	–
Manufacturing	313	–	–	–	313	313	–
Property and construction	10,732	375	40	–	11,147	11,147	–
Distribution	2,807	54	–	–	2,861	2,861	–
Transport	104	237	–	–	341	104	237
Financial	219	–	–	–	219	219	–
Other services	703	29	13	–	745	745	–
Personal:
Residential mortgages	407	–	–	–	407	407	–
Other	1,345	–	–	–	1,345	1,345	–
Lease financing	–	–	–	–	–	–	–

Total	16,984	695	56	–	17,735	17,498	237

	2011

						Of which

	Republic of Ireland	United Kingdom	United States of America	Rest of the World	Total	Loans and receivables to customers	Disposal groups and non-current assets held for sale
	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Agriculture	299	–	–	–	299	299	–
Energy	33	–	3	–	36	36	–
Manufacturing	274	19	1	–	294	294	–
Property and construction	8,909	170	43	–	9,122	9,122	–
Distribution	2,493	72	2	–	2,567	2,567	–
Transport	107	1	–	–	108	108	–
Financial	168	–	–	–	168	168	–
Other services	626	90	–	–	716	716	–
Personal:
Residential mortgages	398	–	–	12	410	392	18
Other	1,252	–	–	–	1,252	1,252	–
Lease financing	2	–	–	–	2	2	–

Total	14,561	352	49	12	14,974	14,956	18

*Forms an integral part of the audited financial statements
161

Risk management - 3. Individual risk types

3.8 Parent company risk information (continued)

Aged analysis of contractually past due but not impaired gross loans*

The following table presents by industry sector an aged analysis of contractually past due but not impaired loans and receivables to customers for Allied Irish Banks, p.l.c. at 31 December 2012 and 31 December 2011.

	2012

						Of which

	1 – 30 days	31 – 60 days	61 – 90 days	91 + days	Total	Loans and receivables to customers	Disposal groups and non-current assets held for sale
	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Agriculture	53	8	15	59	135	135	–
Energy	6	–	–	2	8	8	–
Manufacturing	17	3	2	16	38	38	–
Property and construction	159	74	58	407	698	698	–
Distribution	68	30	16	127	241	241	–
Transport	6	5	1	19	31	31	–
Financial	1	1	6	8	16	16	–
Other services	61	19	13	74	167	167	–
Personal:
Residential mortgages	17	9	4	18	48	48	–
Credit cards	37	11	9	6	63	63	–
Other	71	28	38	145	282	282	–

Total	496	188	162	881	1,727	1,727	–

As a percentage of total loans(1)	1.3%	0.5%	0.4%	2.4%	4.7%	4.7%	–

	2011

						Of which

	1 – 30 days	31 – 60 days	61 – 90 days	91 + days	Total	Loans and receivables to customers	Disposal groups and non-current assets held for sale
	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Agriculture	53	36	10	43	142	142	–
Energy	3	–	1	5	9	9	–
Manufacturing	21	15	1	13	50	50	–
Property and construction	247	127	97	390	861	861	–
Distribution	123	71	44	200	438	438	–
Transport	9	7	2	6	24	24	–
Financial	2	1	1	6	10	10	–
Other services	77	26	12	74	189	189	–
Personal:
Residential mortgages	19	21	8	35	83	81	2
Credit cards	49	16	11	9	85	85	–
Other	116	57	33	151	357	357	–

Total	719	377	220	932	2,248	2,246	2

As a percentage of total loans(1)	1.8%	0.9%	0.5%	2.5%	5.8%	5.6%	0.2%

(1)Total loans (excluding intercompany) are gross of impairment provisions and unearned income.

*Forms an integral part of the audited financial statements
162

3.8 Parent company risk information (continued)

Provisions for impairment by geographic location and industry sector*

The following table presents an analysis of provisions for impairment on loans and receivables to customers for Allied Irish Banks, p.l.c. at 31 December 2012 and 31 December 2011.

	2012

						Of which

	Republic of Ireland	United Kingdom	United States of America	Rest of the World	Total	Loans and receivables to customers	Disposal groups and non-current assets held for sale
	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Agriculture	225	–	–	–	225	225	–
Energy	26	–	3	–	29	29	–
Manufacturing	221	–	–	–	221	221	–
Property and construction	6,163	99	7	–	6,269	6,269	–
Distribution	1,717	37	–	–	1,754	1,754	–
Transport	88	122	–	–	210	88	122
Financial	157	–	–	–	157	157	–
Other services	482	6	6	–	494	494	–
Personal:
Residential mortgages	125	–	–	–	125	125	–
Other	1,004	–	–	–	1,004	1,004	–

Specific	10,208	264	16	–	10,488	10,366	122
IBNR	617	21	1	–	639	639	–

Total	10,825	285	17	–	11,127	11,005	122

	2011

						Of which

	Republic of Ireland	United Kingdom	United States of America	Rest of the World	Total	Loans and receivables to customers	Disposal groups and non-current assets held for sale
	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Agriculture	192	–	–	–	192	192	–
Energy	24	–	3	–	27	27	–
Manufacturing	170	11	1	–	182	182	–
Property and construction	5,180	33	7	–	5,220	5,220	–
Distribution	1,434	51	–	–	1,485	1,485	–
Transport	74	3	–	–	77	77	–
Financial	133	–	–	–	133	133	–
Other services	386	59	–	–	445	445	–
Personal:
Residential mortgages	147	–	–	3	150	147	3
Other	854	–	–	–	854	854	–

Specific	8,594	157	11	3	8,765	8,762	3
IBNR	1,404	29	2	6	1,441	1,435	6

Total	9,998	186	13	9	10,206	10,197	9

*Forms an integral part of the audited financial statements
163

Risk management - 3. Individual risk types

3.8 Parent company risk information (continued)

External credit ratings of financial assets*

The external credit ratings profile of loans and receivables to banks, NAMA senior bonds, trading portfolio financial assets (excluding equity securities) and financial investments available for sale (excluding equity shares) for Allied Irish Banks, p.l.c. at 31 December 2012 and 31 December 2011 is as follows:

	2012

	Bank(1) € m	Corporate € m	Sovereign € m		Other € m	Total € m

AAA/AA	1,535	3	3,835		583	5,956
A	1,476	15	221		223	1,935
BBB+/BBB/BBB-	723	60	24,274	(2)	79	25,136
Sub investment	86	99	26		79	290
Unrated	76	115	–		–	191

Total	3,896	292	28,356		964	33,508

	2011

	Bank(1) € m	Corporate € m	Sovereign € m		Other € m	Total € m

AAA/AA	1,102	–	3,362		1,468	5,932
A	1,015	14	175		171	1,375
BBB+/BBB/BBB-	2,701	77	24,482	(2)	35	27,295
Sub investment	157	150	48		68	423
Unrated	96	160	–		1	257

Total	5,071	401	28,067		1,743	35,282

(1)Excludes loans to subsidiaries of € 29,709 million (2011: € 33,441 million).

(2)Includes NAMA senior bonds which do not have an external credit rating and to which the Group has attributed a rating of BBB+ (2011 :BBB+) i.e. the external rating of the Sovereign.

*Forms an integral part of the audited financial statements
164

3.8 Parent company risk information (continued)

Leveraged debt by geographic location and industry sector*

Leveraged lending (including the financing of management buy-outs, buy-ins and private equity buy-outs) is conducted primarily through specialist lending teams. The leveraged loan book is held as part of the loans and receivables to customers portfolio. Specific impairment provisions of € 29 million (2011: € 11 million) are currently held against impaired exposures of € 60 million (2011: € 30 million). These impaired exposures are not included in the analysis below. The unfunded element below includes off-balance sheet facilities and the undrawn element of facility commitments. The portfolio continues to reduce, in large part due to AIB’s deleveraging activities.

	2012		2011

Leveraged debt by geographic location	Funded € m	Unfunded € m	Funded € m	Unfunded € m

United Kingdom	84	24	58	12
Rest of Europe	39	4	131	13
United States of America	154	50	189	32
Rest of World	31	–	1	–

	308	78	379	57

Funded leveraged debt by industry sector*	2012 € m	2011 € m

Agriculture	–	–
Property and construction	–	–
Distribution	62	102
Energy	28	–
Financial	5	3
Manufacturing	117	177
Transport	6	18
Other services	90	79

	308	379

*Forms an integral part of the audited financial statements
165

Risk management - 3. Individual risk types

3.8 Parent company risk information (continued)

Market risk profile*

The following table sets out the VaR for Allied Irish Banks, p.l.c. at 31 December 2012 and 31 December 2011:

	VaR (trading book)		VaR (banking book)		Total VaR
	2012 € m	2011 € m	2012 € m	2011 € m	2012 € m	2011 € m

Interest rate risk
1 day holding period:
Average	0.2	0.4	4.5	4.9	4.6	4.9
High	0.4	0.9	7.7	6.0	7.7	5.9
Low	0.1	0.2	2.0	3.3	2.0	3.4
31 December	0.2	0.2	2.2	5.7	2.2	5.8

The following table sets out the VaR for foreign exchange rate and equity risk for the years ended 31 December 2012 and 31 December 2011:

	Foreign exchange rate risk		Equity risk

	VaR (trading book)		VaR (trading book)
	2012 € m	2011 € m	2012 € m	2011 € m

1 day holding period:
Average	0.1	0.2	0.5	0.7
High	0.3	0.4	0.7	1.1
Low	–	–	0.4	0.4
31 December	–	–	0.4	0.6

*Forms an integral part of the audited financial statements
166

Governance and oversight

Governance and oversight – 1. The Board and Executive Officers

Certain information in respect of the Directors and Executive Officers is set out below.

David Hodgkinson – Chairman (Non-Executive Director) and Nomination and Corporate Governance Committee Chairman

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

Mr Hodgkinson joined the Board as Executive Chairman on 27 October 2010 and became Non-Executive Chairman with effect from 12 December 2011. He has been Chairman of the Nomination and Corporate Governance Committee and a member of the Remuneration Committee since January 2011. (Age 62)

Simon Ball BSc (Economics), FCA – Non-Executive Director

Mr Ball is currently the Non-Executive Deputy Chairman and Senior Independent Director of Cable & Wireless Communications plc, and a Non-Executive Director of Tribal Group plc. Prior to this, Mr Ball has served as Group Finance Director of 3i Group plc and the Robert Fleming Group, held a series of senior finance and operational roles at Dresdner Kleinwort Benson, and was Director General, Finance for the HMG Department for Constitutional Affairs. Mr Ball joined the Board in October 2011 and has been a member of the Board Risk Committee since November 2011 and was appointed to the Nomination and Corporate Governance Committee in February 2013. (Age 52)

Bernard Byrne* FCA – Director Personal, Business & Corporate Banking

Mr Byrne joined AIB in May 2010 as Group Chief Financial Officer and member of the Leadership Team and took up the role of Director of Personal & Business Banking in May 2011. He was appointed to his current post in July 2012. He began his career as a Chartered Accountant with PricewaterhouseCoopers (PwC) in 1988 and joined ESB International in 1994. In 1998 he took up the post of Finance Director with IWP International Plc before moving to ESB in 2004 where he held the post of Group Finance and Commercial Director until he left to join AIB. Mr Byrne was co-opted to the Board on 24 June 2011. He was appointed Non-Executive Director of EBS Limited in July 2011. (Age 44)

David Duffy* B.B.S., MA – Chief Executive Officer

Mr Duffy joined AIB in December 2011 as Chief Executive Officer and member of the Leadership Team. He has held a number of senior roles in the international banking industry including, most recently, the position of Chief Executive Officer at Standard Bank International covering Asia, Latin America, the UK and Europe. He was previously Head of Global Wholesale Banking Network of ING Group and President and Chief Executive Officer of the ING franchises in the US and Latin America. Mr Duffy was co-opted to the Board on 15 December 2011. (Age 51)

Peter Hagan BSc, Dip BA – Non-Executive Director

Mr Hagan is former Chairman and CEO of Merrill Lynch’s US commercial banking subsidiaries, he was also a director of Merrill Lynch International Bank (London) Merrill Lynch Bank (Swiss) ML Business Financial Services and FDS Inc. Over a period of 35 years he has held senior positions in the international banking industry, including as Vice Chairman and Representative Director of the Aozora Bank (Tokyo, Japan). During 2011 and until Sept 2012, he was a director of each of the US subsidiaries of IBRC. He is presently a consultant in the fields of financial service litigation and regulatory change. He is currently a Director and Treasurer of 170 East 70th Corp. and a Director of the Thomas Edison State College Foundation. Mr Hagan joined the board in July 2012 and is a member of the Board Risk Committee, Nomination and Corporate Governance Committee and the Remuneration Committee. (Age 64)

Tom Foley BComm, FCA – Non-Executive Director

Mr Foley is a former Executive Director of KBC Bank Ireland and has held a variety of senior management and board positions with KBC, including in Corporate Finance, Treasury, Business Banking, Private and Mortgage Banking as well as KBC’s UK Division. He was a Member of the Nyberg Commission of Investigation into the Banking Sector during 2010 and 2011 and the Department of Finance (Cooney) Expert Group on Mortgage Arrears and Personal Debt during 2010. He qualified as a Chartered Accountant with PricewaterhouseCoopers (PwC) and is a former senior executive with Ulster Investment Bank and is a Non-Executive Director of BPV Finance (International) plc, and IntesaSanPaolo Life Limited. Mr Foley joined the Board in September 2012 and is a member of the Audit Committee and Remuneration Committee. He was appointed Non-Executive Director of EBS Limited in November 2012. (Age 59)

Jim O’Hara – Non-Executive Director

Mr O’Hara is a former Vice President of Intel Corporation and General Manager of Intel Ireland, where he was responsible for Intel’s technology and manufacturing group in Ireland. He is a Non-Executive Director of Fyffes plc, a board member of Enterprise Ireland, and Chairman of a number of indigenous technology start up companies. He is a past President of the American Chamber of Commerce in Ireland. Mr O’Hara joined the Board in October 2010 and has been a member of the Audit Committee, Remuneration Committee and Nomination and Corporate Governance Committee since January 2011, and was appointed Chairman of the Remuneration Committee in July 2012. He was appointed Non-Executive Director of EBS Limited in June 2012. (Age 62)

168

Governance and oversight – 1. The Board and Executive Officers

Dr Michael Somers BComm, M.Econ.Sc, Ph.D – Non-Executive Director, Deputy Chairman and Board Risk Committee Chairman

Dr Somers is former Chief Executive of the National Treasury Management Agency. He is Chairman of Goodbody Stockbrokers, a Non- Executive Director of Fexco Holdings Limited, Willis Group Holdings plc, Hewlett-Packard International Bank plc, the Institute of Directors, the European Investment Bank, St. Vincent’s Healthcare Group Ltd, and President of the Ireland Chapter of the Ireland-US Council. He has previously held the posts of Secretary, National Debt Management, in the Department of Finance, and Secretary, Department of Defence. He is a former Chairman of the Audit Committee of the European Investment Bank and former Member of the EC Monetary Committee. Dr Somers was Chairman of the group that drafted the National Development Plan 1989-1993 and of the European Community group that established the European Bank for Reconstruction and Development (“EBRD”). He was formerly a member of the Council of the Dublin Chamber of Commerce. He joined the Board in January 2010 as a nominee of the Minister for Finance under the Government’s National Pensions Reserve Fund Act 2000 (as amended) and has been Chairman of the Board Risk Committee since November 2010. (Age 70)

Dick Spring BA, BL – Non-Executive Director

Mr Spring is a former Tánaiste (Deputy Prime Minister) of the Republic of Ireland, Minister for Foreign Affairs and leader of the Labour Party. He is a Non-Executive Director of Fexco Holdings Ltd., Repak Ltd, The Realta Global Aids Foundation Ltd and Chairman of the Diversification Strategy Fund p.l.c. He is Chairman of International Development Ireland Ltd., Altobridge Ltd. and Alder Capital Ltd. Mr Spring joined the Board in January 2009 as a nominee of the Minister for Finance under the CIFS Scheme. He has been a member of the Nomination and Corporate Governance Committee since April 2009 and the Board Risk Committee since November 2010. (Age 62)

Thomas Wacker MBA (International Business & Finance) - Non-Executive Director

Mr Wacker is a Non-Executive Director of the USA Rugby Board and is the former Chief Executive Officer of the International Rugby Board. He was a Non-Executive Director and former Chief Executive Officer of Belmont Advisors (UK) Limited and was a former Chief Executive of IFG Group plc’s offshore business and Non-Executive Director of the parent company. Prior to this, Mr Wacker held senior management roles with Royal Trust Company of Canada, Bank of Montreal, Citibank, and Citigroup Investment Banking Group. Mr Wacker joined the Board in October 2011 and has been a member of the Audit Committee since November 2011. (Age 69)

Catherine Woods BA, Mod (Econ) – Non-Executive Director and Audit Committee Chairman

Ms Woods is a Non-Executive Director of AIB Mortgage Bank, and Chairman of EBS Limited (from 12 February 2013). She is the Finance Expert on the adjudication panel established by the Government to oversee the rollout of the National Broadband scheme and is a former Vice President and Head of the European Banks Equity Research Team, JP Morgan, where her mandates included the recapitalisation of Lloyds’ of London and the re-privatisation of Scandinavian banks. Ms Woods is a former director of An Post, and a former member of the Electronic Communications Appeals Panel. She joined the Board in October 2010, has been a member of the Audit Committee and Board Risk Committee since January 2011, and was appointed Chairman of the Audit Committee in July 2011. (Age 50)

* Executive Directors

Board Committees

Information concerning membership of the Board’s Audit, Risk, Nomination and Corporate Governance, and Remuneration Committees is given in the Corporate Governance statement on pages 173 to 184.

Executive Officers (in addition to Executive Directors above)

Anne Boden BSc (Jt. Hons), MBA – Chief Operating Officer

Ms Boden was appointed to her current role and the Leadership Team in July 2012. She joined AIB from RBS where she held the position of Head of EMEA, Global Transaction Services across 24 countries. From 2006 she was Chief Information Officer and was a member of the Board of Directors of Aon Ltd., where she managed the acquisition strategy. Previously, Ms Boden was at UBS where she held senior management positions in Zurich within European Corporate and Institutional Banking. In the early part of her career, Ms Boden worked for Lloyds Bank and Standard Chartered Bank, and as a strategy and technology consultant for Price Waterhouse. (Age 53)

Helen Dooley LLB – Group General Counsel

Ms Dooley was appointed to her current role and the Leadership Team in October 2012, having previously held the role of Head of Legal in EBS Limited. Prior to this she held a number of other senior roles in EBS including Head of Regulatory Compliance and Company Secretary. Ms Dooley began her career in 1992 working principally as a banking and restructuring lawyer with Wilde Sapte solicitors in London, moving to Hong Kong in 1998 to work for Johnson Stokes & Master solicitors and returning to Ireland in 2001 to work for A&L Goodbody solicitors. (Age 44)

Governance and oversight – 1. The Board and Executive Officers

Enda Johnson – Head of Corporate Affairs & Strategy

Mr Johnson joined AIB as Head of Strategy in May 2012 and was appointed to his current role and the Leadership Team in July 2012. He worked previously as a senior analyst with the National Treasury Management Agency, including a secondment at the Department of Finance. Before joining the National Treasury Management Agency in 2010, he worked with Merrill Lynch for seven years in New York, London and California, in their investment banking and equity capital markets divisions. Mr Johnson has a Bachelor of Arts degree in Economics and Bachelor of Science degree in Engineering from Brown University. (Age 33)

Orlagh Hunt BA, FCIPD – Group HR Director

Ms Hunt was appointed to her current role and the Leadership Team in September 2012. She joined AIB from RSA (formerly Royal & Sun Alliance) where she was Group HR and Customer Director, based in London with responsibility for driving the HR agenda in 28 countries across the UK, Asia, Middle East, Latin America and Canada. Ms Hunt began her career in HR with Tesco and moved subsequently to Walker Snack Foods. She was appointed Head of Human Resources at Axa Life Assurance in 2000 prior to joining RSA in 2003. (Age 40)

Fergus Murphy BSc (Mgt), MA, DABS, AMCT, FIBI – Director of Products

Mr Murphy was appointed to the Leadership Team in July 2011, in his former role as Managing Director of EBS Limited, following the acquisition of EBS by AIB, and was subsequently appointed Group Services & Transformation Director in December 2011. He was appointed to his current role in July 2012. Before joining EBS Building Society as Chief Executive in January 2008, he held a number of senior positions including Chief Executive of ACC Bank plc, Chief Executive of Rabobank Asia, Global Treasurer and Global Head Investment Book Rabobank International and Managing Director of Rabobank Ireland plc. He is Chairman of Financial Services Ireland. (Age 49)

Brendan O’Connor BA, MBA – Head of Financial Solutions Group

Mr O’Connor was appointed to his current role in February 2013. He joined AIB in 1984. From 1988 to 2009 he worked in AIB Group Treasury in New York and Dublin before moving to AIB Corporate Banking in 2009. He has held a number of senior roles throughout the organisation including Head of AIB Global Treasury Services and Head of Corporate Banking International. Prior to his most recent appointment he was Head of AIB Business Banking. (Age 47).

Ronan O’Neill B.Comm, FCA, FIB, – Managing Director, AIB Group (UK) plc

Mr O’Neill was appointed to his current role and to the Leadership Team in October 2011. He joined AIB in 1979 and has a significant breadth of experience in a number of roles throughout the organisation, including holding the post of Head of Corporate Banking Britain from 1997 to 2002. He has also held senior posts in Risk and Credit functions and was Head of Corporate and Commercial Banking until he was appointed to his current role. (Age 59)

Peter Rossiter BBS, FCA – Chief Risk Officer

Mr Rossiter was appointed to his current role and the Leadership Team in May 2012. He joined AIB from Irish Bank Resolution Corporation Ltd (IBRC) where he was Chief Risk Officer since November 2009. Previously, he spent 27 years with Citigroup in a range of roles, including senior risk positions in Warsaw, Moscow, Istanbul, London and Brussels. (Age 56)

Peter Spratt FCA – Interim Managing Director of AIB Group (UK) plc

Mr Spratt was appointed to his current role in January 2013. Mr Spratt is a partner in PwC’s Business Recovery Services practice in London, and is the Global Leader of PwC Crisis Management practice and has worked in restructuring for over 25 years. PwC were engaged to provide the services of Mr Spratt to oversee the Non-Core Unit from May 2011 and he was appointed to the Leadership Team at that time. He was appointed as Head of the Financial Solutions Group in July 2012 following its establishment. Since January 2013, Mr Spratt has been acting as Interim Managing Director of AIB Group (UK) plc. (Age 53)

Paul Stanley BComm, FCCA – Acting Chief Financial Officer

Mr Stanley was appointed to his current role and the Leadership Team in May 2011. He joined AIB’s Branch banking division in 1980 before moving to the Group’s Financial Control department. He spent two years as a senior risk analyst in the Group’s Capital Markets division, treasury operations, before he took up a three year role as Head of Treasury Finance and Risk in AIB’s Poland Division (Bank Zachodni WBK) in 2000. He returned to Ireland in 2003 as Head of Asset Liability Management until he was appointed Group Financial Controller in 2010.(Age 49)

Governance and oversight - 2. Report of the Directors for the year ended 31 December 2012

The Directors of Allied Irish Banks, p.l.c. (‘the Company’) present their report and the audited financial statements for the year ended 31 December 2012. A Statement of the Directors’ responsibilities in relation to the financial statements is shown on page 381.

Results

The Group’s loss attributable to the ordinary shareholders of the Company amounted to € 3,647 million and was arrived at as shown in the consolidated income statement on page 218.

Dividend

There was no dividend paid in 2012.

Going concern

The financial statements have been prepared on a going concern basis. In making its assessment of the Group’s ability to continue as a going concern, the Board of Directors have taken into consideration the significant economic and market risks and uncertainties that continue to impact the Group. These include the ability to access Eurosystem funding and Central Bank liquidity facilities to meet liquidity requirements. In addition, the Directors have considered the current level of capital and the potential requirement for capital in the period of assessment. Furthermore, the Directors considered the risks and uncertainties impacting the Eurozone and have taken into account the developments taken at EU level which saw a marked easing of the eurozone sovereign debt crisis and improvements in conditions in eurozone financial markets during the second half of 2012.

Credit Institutions (Stabilisation) Act 2010

The Directors have a duty to have regard to the matters set out in the Credit Institutions (Stabilisation) Act 2010 (‘the Act’). This duty is owed by the Directors to the Minister for Finance of Ireland (‘the Minister’) on behalf of the State and, to the extent of any inconsistency, takes priority over any other duties of the Directors. Under the terms of the Act the Minister may, in certain circumstances, direct the Company to undertake actions, which may impact on the pre-existing legal and contractual rights of shareholders. Such directions may include the dis-application of shareholder pre-emption rights, an increase in the Company’s authorised share capital, the issue of shares to the Minister or to another person nominated by the Minister, or amendments to the Company’s Memorandum and Articles of Association.

Capital

Information on the structure of the Company’s share capital, including the rights and obligations attaching to each class of shares, is set out in note 45 and in the Schedule on pages 389 to 390.

On 14 May 2012, arising from the non-payment of a dividend amounting to € 280 million on the 2009 Preference Shares, the NPRFC became entitled to bonus shares in lieu and the Company issued 3,623,969,972 new ordinary shares by way of a bonus issue to the NPRFC.

As at 31 December 2012, some 35.7 million shares (0.007% of issued ordinary shares), purchased in previous years were held as Treasury Shares; see note 47.

Accounting policies

The principal accounting policies, together with the basis of preparation of the financial statements, are set out on pages 193 to 217.

Review of activities

The Statement by the Chairman on page 4 to 5 and the review by the Chief Executive Officer on pages 6 to 8 and the Management Report on pages 21 to 42 contain a review of the development of the business of the Company during the year, of recent events, and of likely future developments.

Directors

The following Board changes occurred with effect from the dates shown:

–	Mr. Declan Collier resigned as Non-Executive Director on 28 June 2012;
–	Mr. Peter Hagan was appointed a Non-Executive Director on 26 July 2012; and
–	Mr. Tom Foley was appointed a Non-Executive Director on 13 September 2012.

The names of the Directors, together with a short biographical note on each Director, are shown on pages 168 to 170.

The appointment and replacement of Directors, and their powers, are governed by law and the Articles of Association, and information on these is set out on pages 388 to 394.

Governance and oversight – 2. Report of the Directors for the year ended 31 December 2012

Directors’ and Secretary’s Interests in the Share Capital

The interests of the Directors and Secretary in the share capital of the Company are shown in note 62.

Directors’ Remuneration

The Company’s policy with respect to Directors’ remuneration is included in the Corporate Governance Statement on pages 179 to 180. Details of the total remuneration of the Directors in office during 2012 and 2011 are shown in note 62.

Substantial Interests in the Share Capital

The following substantial interests in the Ordinary Share Capital (excluding shares held as Treasury Shares) had been notified to the Company at 14 May 2012:

–	National Pensions Reserve Fund Commission 99.8%

Corporate Governance

The Directors’ Corporate Governance Statement appears on pages 173 to 184 and forms part of this Report. Additional information is included in the Schedule to the Report of the Directors on page 381.

Political Donations

The Directors have satisfied themselves that there were no political contributions during the year, which require disclosure under the Electoral Act, 1997.

Books of Account

The measures taken by the Directors to secure compliance with the Company’s obligation to keep proper books of account are the use of appropriate systems and procedures, including those set out in the Internal Control section of the Corporate Governance Statement on pages 182 and 183, and the employment of competent persons. The books of account are kept at the Company’s Registered Office, Bankcentre, Ballsbridge, Dublin 4, Ireland; at the principal offices of the Company’s main subsidiary companies, as shown on page 410; and at the Company’s other principal offices, as shown on those pages.

Principal Risks and Uncertainties

Information concerning the principal risks and uncertainties facing the Company, as required under the terms of the European Accounts Modernisation Directive (2003/51/EEC) (implemented in Ireland by the European Communities (International Financial Reporting Standards and Miscellaneous Amendments) Regulations 2005), is set out in the Risk Management section on pages 58 to 64.

Branches outside the State

The Company has established branches, within the meaning of EU Council Directive 89/666/EEC (implemented in Ireland by the European Communities (Branch Disclosures) Regulations 1993), in the United Kingdom and the United States of America. The branch established in Canada is in the process of being closed.

Auditor

The Auditor, KPMG, has signified willingness to continue in office in accordance with Section 160(2) of the Companies Act, 1963.

During 2012, the Board decided that a tender process relating to the appointment of the Auditor should be considered. Accordingly, the Audit Committee, on behalf of the Board, has commenced a process to consider and evaluate proposals submitted from professional accountancy firms. The resulting recommendation will be put to shareholders for their approval at the 2013 Annual General Meeting.

David Hodgkinson

Chairman

David Duffy

Chief Executive Officer

26 March 2013

Governance and oversight – 3. Corporate Governance statement

Corporate Governance practices

Allied Irish Banks, p.l.c. (“AIB”) is subject to the provisions of the Central Bank of Ireland’s Corporate Governance Code for Credit Institutions and Insurance Undertakings (‘the Central Bank Code’), including compliance with requirements which specifically relate to ‘major institutions’, which imposes minimum core standards upon all credit institutions and insurance undertakings licensed or authorised by the Central Bank of Ireland.

AIB believes it has robust governance arrangements, which include a clear organisational structure with well defined, transparent and consistent lines of responsibility, effective processes to identify, manage, monitor and report the risks to which it is or might be exposed, adequate internal controls, including sound administrative and accounting procedures, IT systems and controls. The system of governance is subject to regular internal review.

AIB’s corporate governance practices also reflect Irish company law and, in relation to the UK businesses, UK company law, the Listing Rules of the Enterprise Securities Market of the Irish Stock Exchange, and certain provisions of the US Sarbanes Oxley Act of 2002.

The Board of Directors

The Board is responsible for the leadership, direction and control of AIB and its subsidiaries (collectively referred to as ‘AIB’ or the ‘Group’) and is accountable to shareholders for financial performance. There is a comprehensive range of matters specifically reserved for decision by the Board. At a high level these include:

–	appointing the Chairman and the Chief Executive Officer, and Senior Management, and addressing succession planning;
–	ultimate responsibility for corporate governance;
–	determining the Group’s strategic objectives;
–	monitoring progress towards achievement of the Group’s objectives, and overseeing the management of the business, including control systems and risk management; and
–	approving annual operating and capital budgets, major acquisitions and disposals, and monitoring and reviewing financial performance.

The Board is responsible for approving high level policy and strategic direction in relation to the nature and scale of risk that AIB is prepared to assume in order to achieve its strategic objectives. The Board ensures that an appropriate system of internal controls is maintained and reviews its effectiveness. Specifically the Board:

–	sets the Group’s Risk Appetite, incorporating risk limits;
–	approves Risk Frameworks, incorporating risk strategies, policies, and principles;
–	approves stress testing and capital plans under the Group’s Internal Capital Adequacy Assessment Process (“ICAAP”); and
–	approves other high-level risk limits as required by Credit, Capital, Liquidity and Market policies.

The Board receives regular updates on the Group’s risk profile through the Chief Executive Officer’s monthly report, and relevant updates from the Chairman of the Board Risk Committee. An overview of the Committee’s activities is detailed on page 177.

The Board is also responsible for endorsing the appointment of individuals who may have a material impact on the risk profile of the Group and monitoring on an ongoing basis their appropriateness for the role. The removal from office of the head of a ‘Control Function’, as defined in the Central Bank Code, is also subject to Board approval.

AIB has received significant support from the Irish State (‘the State’) in the context of the financial crisis because of its systemic importance to the Irish financial system. This support has taken various forms including capital injections, asset relief and various guarantees. As a result of the State support measures, the State holds c. 99.8% of the ordinary shares of the Company. The relationship between AIB and the State as shareholder is governed by a relationship framework (‘the Framework’). Within the Framework, the Board retains full responsibility and authority for all of the operations and business of the Group in accordance with its legal and fiduciary duties and retains responsibility and authority for ensuring compliance with the regulatory and legal obligations of the Group.

Chairman

The Chairman’s responsibilities include the leadership of the Board, ensuring its effectiveness, setting its agenda, ensuring that the Directors receive adequate, accurate and timely information, facilitating the effective contribution of the Non-Executive Directors, ensuring the proper induction of new directors, the ongoing training and development of all directors, and reviewing the performance of individual directors. Mr David Hodgkinson was appointed Executive Chairman on 27 October 2010 and Non-Executive Chairman with effect from 12 December 2011, following the appointment of Mr David Duffy as Chief Executive Officer.

The role of the Chairman is separate from the role of the Chief Executive Officer, with clearly-defined responsibilities attaching to each; these are set out in writing and agreed by the Board.

Governance and oversight - 3. Corporate Governance statement

Chief Executive Officer

The Chief Executive Officer is responsible for the day-to-day running of the Group, ensuring an effective organisation structure, the appointment, motivation and direction of senior executive management, and for the operational management of all the Group’s businesses. Mr David Duffy was appointed Chief Executive Officer on 12 December 2011 and was co-opted to the Board on 15 December 2011.

Company Secretary

The Directors have access to the advice and services of the Company Secretary, Mr David O’Callaghan, who is responsible for ensuring that Board procedures are followed and that applicable rules and regulations are complied with.

Board meetings

The Chairman sets the agenda for each Board meeting. The Directors are provided with relevant papers in advance of the meetings to enable them to consider the agenda items, and are encouraged to participate fully in the Board’s deliberations. Executive management attend Board meetings and make regular presentations.

The Board held eleven scheduled meetings during 2012, and ten additional out-of-course meetings or briefings. Attendance at Board meetings and meetings of Committees of the Board is reported on below. During a number of Board meetings, the Non-Executive Directors met in the absence of the Executive Directors, in accordance with good governance standards. In addition to their attendance at Board and Committee meetings, Non-Executive Directors attended Board meetings of AIB Group (UK) p.l.c., AIB Mortgage Bank and EBS Limited and held consultative meetings with the Chairman.

Board membership

It is the policy of the Board that a majority of the Directors should be Non-Executive. At 31 December 2012, there were 9 Non-Executive Directors and 2 Executive Directors. The Board deems the appropriate number of Directors to meet the requirements of the business to be between 10 and 14. Non-Executive Directors are appointed so as to maintain an appropriate balance on the Board, and to ensure a sufficiently wide and relevant mix of backgrounds, skills and experience to provide strong and effective leadership and appropriate challenge to executive management.

The names of the Directors, with brief biographical notes, are shown on pages 168 to 170. In the performance of their functions, the Directors have a duty to have regard to the matters mentioned in section 4 of the Credit Institutions (Stabilisation) Act 2010 (‘the Act’). The duty imposed by the Act is owed by the Directors to the Minister for Finance on behalf of the Irish State, and takes priority over any other duty of the Directors to the extent of any inconsistency. Thereafter, all Directors are required to act in the best interests of the Group, and to bring independent judgement to bear in discharging their duties as Directors.

There is a procedure in place to enable the Directors to take independent professional advice, at the Group’s expense. The Group holds insurance cover to protect Directors and Officers against liability arising from legal actions brought against them in the course of their duties.

Performance evaluation

The Chairman meets annually with each Director individually to review their performance. These reviews include discussion of, inter alia, the Directors’ individual contributions and performance at the Board and relevant Board Committees, the conduct of Board meetings, the performance of the Board as a whole and its committees, compliance with the Director-specific provisions of the Central Bank Code, the requirements of the Central Bank’s Fitness and Probity Regulations, and other specific matters which the Chairman and/or Directors may wish to raise. Attendance at Board and Committee meetings is one of a number of important factors considered in evaluating Directors’ performance, and a table showing each Board Member’s attendance at such meetings is shown below and separately within the commentary on each of the Board Committees on the following pages.

Attendance at scheduled Board and Board Committee Meetings
Name	Board		Audit Committee		Board Risk Committee		Remuneration Committee		Nomination and Corporate Governance Committee
Directors	A	B	A	B	A	B	A	B	A	B
Simon Ball	11	11			12	11
Bernard Byrne	11	11
David Duffy	11	11
Tom Foley	4	4	3	3			1	1
Peter Hagan	5	5			4	4	1	1	1	1
David Hodgkinson	11	11					4	4	6	6
Jim O’Hara	11	10	13	13			4	3	6	6
Dr Michael Somers	11	11			12	12
Dick Spring	11	11			12	12			6	3
Tom Wacker	11	11	13	13
Catherine Woods	11	11	13	13	12	12

Former Directors
Declan Collier	6	5	7	6			3	3

Column A indicates the number of scheduled meetings held during 2012 which the Director was eligible to attend; Column B indicates the number of meetings attended by each Director during 2012. The Board held eleven scheduled meetings during 2012, and ten additional out-of-course meetings or briefings.

Terms of appointment

Non-Executive Directors are generally appointed for a three-year term, with the possibility of renewal for a further three years; the term may be further extended, in exceptional circumstances, on the recommendation of the Nomination and Corporate Governance Committee.

Mr Dick Spring was appointed Non-Executive Director in 2009 as a nominee of the Minister for Finance under the Irish Government’s Credit Institutions (Financial Support) Scheme 2008 (S.I. No. 411 of 2008). Dr Michael Somers was appointed Non-Executive Director in 2010 as a nominee of the Minister for Finance under the Irish Government’s National Pensions Reserve Fund Act 2000 (as amended) for a three year term to 31 December 2012. Dr Somers was reappointed a Non-Executive Director, under the same regime, for a further period of one year with effect from 1 January 2013.

Following appointment, in accordance with the requirements of the Articles of Association, Directors are required to retire at the next Annual General Meeting (“AGM”), and may go forward for reappointment, and are subsequently required to make themselves available for re-appointment at intervals of not more than three years. Since 2005, all Directors have retired from office at the AGM and have offered themselves for reappointment with the exception of Messrs Somers and Spring.

Under the terms of the Government’s preference share investment, Messrs. Somers and Spring are not required to stand for election or regular re-election by shareholders.

Letters of appointment, as well as dealing with appointees’ responsibilities, stipulate that a specific time commitment is required from Directors. A copy of the standard terms of the letter of appointment of Non-Executive Directors is available on request from the Company Secretary.

The Board has determined that all Non-Executive Directors in office in December 2012, namely Mr Simon Ball, Mr Tom Foley, Mr Peter Hagan, Mr David Hodgkinson, Mr Jim O’Hara, Dr Michael Somers, Mr Dick Spring, Mr Tom Wacker and Ms Catherine Woods are independent in character and judgement and free from any business or other relationship with the Company or the Group that could affect their judgement. In 2011, the Central Bank confirmed that Messrs Somers and Spring should be considered independent for the purposes of the Central Bank Corporate Governance Code.

175

Governance and oversight - 3. Corporate Governance statement

Induction and professional development

There is an induction process for new directors. Its content varies between Executive and Non-Executive Directors. In respect of the latter, the induction is designed to familiarise Non-Executive Directors with the Group and its operations, and comprises the provision of relevant briefing material, including details of the Group’s strategic and operational plans, and a programme of meetings with the Chief Executive Officer, the Leadership team and the Senior Management of businesses and support functions. A continuous programme of targeted and continuous professional development is in place for Non-Executive Directors.

Board Committees

The Board is assisted in the discharge of its duties by a number of Board Committees, whose purpose it is to consider, in greater depth than would be practicable at Board meetings, matters for which the Board retains responsibility. The composition of such Committees is reviewed annually by the Board. A description of these Committees, each of which operates under Terms of Reference approved by the Board, and their membership, is given later in this section. The minutes of all meetings of Board Committees are circulated to all Directors, for information, with their Board papers, and are formally noted by the Board. This provides an opportunity for Directors who are not members of those Committees to seek additional information or to comment on issues being addressed at Committee level. The Terms of Reference of the Audit Committee, the Board Risk Committee, the Nomination and Corporate Governance Committee, and the Remuneration Committee are available on AIB’s website: www.aibgroup.com. In carrying out their duties, the Board Committees are entitled to take independent professional advice, at the Group’s expense, where deemed necessary or desirable by the Committee Members.

Audit Committee

Current Members: Ms Catherine Woods, Chairman; Mr Tom Foley (from 13 September 2012); Mr Jim O’Hara; Mr Tom Wacker. Former Members during the year: Mr Declan Collier (resigned from the Board 28 June 2012).

Member attendance during 2012:		A	B
Declan Collier	Former Member	7	6
Tom Foley	Current Member	3	3
Jim O’Hara	Current Member	13	13
Tom Wacker	Current Member	13	13
Catherine Woods	Current Member	13	13

Column A indicates the number of Committee meetings held during 2012 which the Member was eligible to attend; Column B indicates the number of meetings attended by each Member during 2012.

The Audit Committee comprises Non-Executive Directors whom the Board has determined have the collective skills and relevant financial experience to enable the Committee to discharge its responsibilities. The Audit Committee has oversight responsibility for:

–	the quality and integrity of the Group’s accounting policies, financial statements and disclosure practices;
–	compliance with relevant laws, regulations, codes of conduct and “conduct of business” rules;
–	the independence and performance of the External Auditor (“the Auditor”) and the Group Internal Auditor; and
–	the adequacy and performance of systems of internal control and the management of financial and non-financial risks.

These responsibilities are discharged through its meetings with and receipt of reports from management, the Auditor, the Chief Financial Officer, the Group Internal Auditor, the Chief Risk Officer and the Head of Regulation and Compliance.

The Sarbanes-Oxley Act requires that the Audit Committee membership includes an ‘audit committee financial expert’, as defined in related SEC rules. The Board has determined that Ms Catherine Woods is an ‘independent audit committee financial expert’ for these purposes. Ms Woods has accepted this determination on the understanding that she has not thereby agreed to undertake additional responsibilities beyond those of a member and Chairman of the Audit Committee.

During 2012, the Audit Committee met on thirteen occasions. The following, whilst not intended to be exhaustive, is a summary of the activities undertaken by the Committee in the discharge of its responsibilities. The Committee:

–	reviewed the Group’s annual and interim financial statements prior to approval by the Board, including: the Group’s accounting policies and practices; the minutes of the Group Disclosure Committee (an executive committee whose role is to ensure the compliance of AIB Group Financial Information with legal and regulatory requirements prior to external publication); reports on compliance; effectiveness of internal controls; and the findings, conclusions and recommendations of the Auditor and Group Internal Auditor;
–	reviewed the scope of the independent audit, and the findings, conclusions and recommendations of the Auditor;
–	satisfied itself through regular reports from the Head of Internal Audit, the Chief Financial Officer, the Chief Risk Officer, the Auditor and the Head of Governance and Assurance that the system of internal controls over financial reporting was effective;

–	provided oversight in relation to the Auditor’s effectiveness and relationship with the Group, including agreeing the Auditor’s terms of engagement, audit plans and remuneration;
–	reviewed and monitored the independence and objectivity of the Auditor, including approving, within pre-determined limits approved by the Board, the range and nature of non-audit services provided and related fees (note 16);
–	provided assurance regarding the independence and performance of the Group Internal Audit function, through reviews of rolling quarterly updates on control issues and related remediating actions, and a monthly report detailing Internal Audit reports issued during the previous month; the annual audit plan and related progress; and the adequacy of resources allocated to the function; the Chairman of the Committee met with the Head of Internal Audit and the Lead Audit Partner between scheduled meetings of the Committee to discuss material issues arising;
–	received rolling updates from the Chief Risk Officer and the Head of Governance and Assurance to satisfy itself that the Group was in compliance with all regulatory and compliance obligations and considered key developments and emerging issues, particularly in respect of the Group’s responsibilities under the Government Guarantee and Capital Subscription and Planning Agreements with the Minister, the operation of the Speak-Up process and key interactions with regulators in the various jurisdictions;
–	reviewed the minutes of all meetings of subsidiary companies’ Audit Committees, requesting and receiving further clarification on issues when required, and met with, and received annual reports from, the subsidiary Audit Committee chairmen; and
–	held formal confidential consultations during the year separately with the Lead Audit Partner, the Chief Risk Officer and the Head of Internal Audit, in each case with only Non-Executive Directors present.

The Committee is also responsible for making recommendations in relation to the Head of Internal Audit, including appointment, replacement, and remuneration, in conjunction with the Remuneration Committee, and confirming the Head of Internal Audit’s independence; the Committee meets with the Head of Internal Audit in confidential session, in the absence of management. The Head of Internal Audit has unrestricted access to the Chairman of the Audit Committee.

The following attend the Committee’s meetings by invitation: the Lead Audit Partner; the Chief Financial Officer, the Chief Risk Officer; the Head of Internal Audit; and the Head of Governance and Assurance. Other senior executives also attend where appropriate.

Board Risk Committee

Current Members: Dr. Michael Somers, Chairman; Mr. Simon Ball; Mr. Peter Hagan (from 26 July 2012) Mr. Dick Spring; and Ms. Catherine Woods.

Member attendance during 2012:		A	B
Simon Ball	Current member	12	11
Peter Hagan	Current member	4	4
Dr Michael Somers	Current member	12	12
Dick Spring	Current member	12	12
Catherine Woods	Current member	12	12

Column A indicates the number of Committee meetings held during 2012 which the Member was eligible to attend; Column B indicates the number of meetings attended by each Member during 2012.

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

The Board Risk Committee has responsibility for:

–	providing oversight and advice to the Board in relation to current and potential future risks facing the Group and risk strategy in that regard, including the Group’s risk appetite and tolerance;
–	the effectiveness of the Group’s risk management infrastructure;
–	monitoring and reviewing the Group’s risk profile, risk trends, risk concentrations and risk policies;
–	considering and acting upon the implications of reviews of risk management undertaken by Group Internal Audit and/or external third parties.

The responsibilities of the Committee are discharged through its meetings, receiving, commissioning and considering reports from the Chief Risk Officer, the Chief Credit Officer, the Chief Financial Officer, the Head of Internal Audit, the Head of Governance and Assurance and other members of management.

Governance & oversight - 3. Corporate Governance statement

During 2012, the Board Risk Committee met on twelve occasions. The following, while not intended to be exhaustive, is a summary of the key items considered, reviewed and/or approved or recommended by the Committee during the year:

–	monthly reports from the Chief Risk Officer which provided an overview of key risks including liquidity and funding, capital adequacy, credit risk, market risk, regulatory risk, business risk, and related mitigants;
–	periodic reports from the Chief Credit Officer regarding the credit quality, performance and outlook of key credit portfolios within the Group;
–	items of a risk related nature, including:
(a)	the governance, organisational and delegated authority framework;
(b)	the risk appetite framework and risk appetite statement;
(c)	the funding and liquidity strategy;
(d)	risk frameworks and policies, including those relating to (i) credit risk, (ii) operational risk, (iii) financial risk, including market and pension risk, and (iv) compliance;
(e)	the code of conduct and conflict of interest policy for employees; and

 (f) capital planning including consideration of the quarterly, six monthly and annual ICAAP Reports and related firm  wide stress test scenarios as at 31 December 2011 and 30 June 2012;

–	reports from management on a number of specific areas in order to ensure that appropriate management oversight and control was evident, including:

 (a) arrangements for dealing with customers in difficulty, including debt settlement strategies and preparations for  personal insolvency legislation and amendments to the Irish Bankruptcy Law;

 (b) Eurozone risks and management’s contingency planning in that regard;

 (c) significant operational risk events, potential business “knock out” risks, and the Group’s business continuity  planning arrangements;

 (d) credit risk performance and trends, including days past due and monthly overview of significant credit  transactions; and

 (e) regulatory developments and business preparedness for changes to regulatory codes and directives, including  Consumer Protection Code, Fitness and Probity and Anti-Money Laundering/Financial Sanctions;

–	presentations from the individual businesses on their high level risks and related mitigants;
–	management’s plans and progress in meeting the actions required in the Central Bank of Ireland’s Risk Mitigation Programme; and
–	the Group’s Risk Management infrastructure including actions taken to strengthen the Group’s risk management governance, people skills and system capabilities, and to address the risk management related recommendations arising from the Central Bank of Ireland’s Supervisory Review and Evaluation Process.

The Committee is also responsible for making recommendations in relation to the Chief Risk Officer, including appointment, replacement, and remuneration, in conjunction with the Remuneration Committee, and confirming the Chief Risk Officer’s independence; the Committee meets with the Chief Risk Officer in confidential session, in the absence of management. The Chief Risk Officer has unrestricted access to the Chairman of the Board Risk Committee.

The following attend the Committee’s meetings by invitation: the Lead Audit Partner; the Chief Executive Officer, the Chief Financial Officer, the Chief Risk Officer, the Chief Credit Officer, the Head of Internal Audit, and the Head of Governance and Assurance. Other senior executives also attend where appropriate.

Nomination and Corporate Governance Committee

Current Members: Mr. David Hodgkinson (Chairman); Mr. Jim O’Hara, Mr. Peter Hagan (from 26 July 2012); and Mr. Dick Spring.

Member attendance during 2012:		A	B
Peter Hagan	Current member	1	1
David Hodgkinson	Current member	6	6
Jim O’Hara	Current member	6	6
Dick Spring	Current member	6	3

Column A indicates the number of Committee meetings held during 2012 which the Member was eligible to attend; Column B indicates the number of meetings attended by each Member during 2012.

The Nomination and Corporate Governance Committee’s responsibilities include: recommending candidates to the Board for appointment as Directors; reviewing the size, structure and composition of the Board and the Board Committees, reviewing succession planning, and monitoring the Group’s responsibilities and activities concerning staff, the marketplace (including customers, products and suppliers), the environment and the community.

The search for suitable candidates for the Board is a continuous process, and recommendations for appointment are made, based on merit and objective criteria, following an appraisal process and interviews. The Committee is also responsible for approving corporate-giving budgets and any substantial philanthropic donations, and reviewing the Group’s corporate governance policies and practices. The Committee met six times during 2012. Messrs Tom Foley and Peter Hagan were nominated by the Committee to the Board and appointed Non-Executive Directors on 13 September 2012 and 26 July 2012, respectively, following a selection process that included the services of an external executive search consultancy firm.

Remuneration Committee

Members: Mr Jim O’Hara (Chairman from 14 August 2012); Mr Tom Foley (from 13 September 2012); Mr Peter Hagan (from 26 July 2012); and Mr David Hodgkinson.

Former Members during the year: Mr Declan Collier (former Committee Chairman, resigned from the Board 28 June 2012).

Member attendance during 2012:		A	B
Declan Collier	Former member	3	3
Tom Foley	Current member	1	1
Peter Hagan	Current member	1	1
David Hodgkinson	Current member	4	4
Jim O’Hara	Current member	4	3

Column A indicates the number of Committee meetings held during 2012 which the Member was eligible to attend; Column B indicates the number of meetings attended by each Member during 2012.

AIB’s remuneration policies are set and governed by the Remuneration Committee whose purpose, duties and membership are set by its Terms of Reference which may be viewed on the website www.aibgroup.com. The scope of the Committee’s activities is broad based, ranging from setting pay policy to determining appropriate pension arrangements.

The Remuneration Committee’s responsibilities include recommending to the Board: Group remuneration policies and practices; the remuneration of the Chairman of the Board (which matter is considered in his absence); and, performance-related and share-based incentive schemes when appropriate.

The Committee also determines the remuneration of the Chief Executive Officer, and, in consultation with the Chief Executive Officer, the remuneration of other Executive Directors, when in office, and the other members of the Executive Leadership Team, under advice to the Board. Details of the total remuneration of the Directors in office during 2012 and 2011 are shown in note 62. The Remuneration Committee is also required to review the remuneration components of Identified Staff who are individuals classified by AIB as ‘material risk takers’ in accordance with the Remuneration Guidelines of the European Banking Authority (“EBA”). Remuneration matters of a significant nature are also considered by the Board.

The Committee met four times during 2012.

Remuneration Policy and Governance

The Terms of Reference of the Remuneration Committee were reviewed in 2012 by the Committee following which, changes were made, with Board approval, to reflect relevant provisions of the Central Bank Code and standardisation of Group documentation. The governance and scope of AIB’s remuneration policies and practices include all financial benefits for employees and extend to all areas of the Group.

The adoption of remuneration policies and practices, which are both fair and competitive and that support sustainable performance over the long-term, is a key responsibility of the Board. The Board recognises the need to take account of appropriate input from AIB’s control functions in its decision making, and to ensure that remuneration policies and practices are consistent with and promote effective risk management, and that they do not encourage excessive risk taking but support the maintenance of a sound capital base and the required liquidity levels. The 2011 review of remuneration policies took account of the remuneration requirements of the Capital Requirements Directive- CRD III and the related EBA Guidelines, which came into force in January 2011. Following this, a Remuneration Disclosure Report was published in June 2012 within AIB’s Pillar 3 Disclosure Report, in accordance with the EBA Guidelines, which summarised AIB’s principal remuneration policies and practices and which provided aggregated remuneration data for Identified Staff in 2011. The list of Identified Staff was compiled in consultation with the relevant business areas, control functions and support areas to agree those individuals who were considered to have a material impact on AIB’s risk profile. Consideration was given to the extent of individuals’ reporting lines and the degree to which individuals’ decision making was subject to control and approval through credit committees or trading limits. The Remuneration Disclosure Report for 2012 will be included in AIB’s 2012 Pillar 3 Disclosure Report.

Governance & oversight - 3. Corporate Governance statement

While the design features required by the EBA are now included in AIB’s remuneration policy there was little scope in practice to implement the design requirements of the incentive schemes because of the financial position of the Group, and the constraints on remuneration arising from AIB’s commitments under the Subscription and Placing Agreements between AIB and the National Pensions Reserve Fund Commission (“NPRFC”), the National Treasury Management Agency (“NTMA”) and the Minister for Finance. There were no bonuses or shares awarded in 2012. Any incentive schemes implemented in future will be structured in line with the new regulatory requirements and AIB’s revised remuneration policy.

Remuneration policy, in general, is strongly influenced by the Group’s significant reliance on State support and the requirements and constraints arising from the Subscription and Placing Agreements.

Central Bank review

The Central Bank of Ireland completed a review of AIB’s remuneration policies and practices in September 2011 with the primary objective of assessing the level of AIB’s compliance with the provisions of the remuneration guidelines issued by the EBA. The findings of the review and required actions were included in a risk mitigation programme. While no material issues were identified by the review, the Central Bank requested that a number of the EBA requirements be more clearly expressed in AIB’s Remuneration Policy to ensure AIB was fully compliant with all aspects of the Guidelines. These changes were made in June 2012 and specifically included:

–	Ensuring that incentive awards are restricted to maintain an adequate capital base and also when in receipt of State support;
–	An adjustment to incentive pools for current and future risk; and
–	The inclusion of AIB’s criteria and definition of Identified Staff.

Voluntary severance programme

The Group announced the terms of a voluntary severance programme, which includes both an early retirement scheme and a voluntary severance scheme in May 2012, with an objective of achieving annual cost savings of € 170 million equating to a reduction of c. 2,500 in overall staff numbers.

The voluntary severance terms were consistent with those available to staff in other banks in receipt of State aid and was based on either 3 weeks’ annualised salary for each year of service plus statutory redundancy, or 4 weeks’ annualised salary for each year of service, inclusive of statutory redundancy, both with an annualised salary cap of € 225,000. The scheme was introduced on a phased basis, according to business needs and capacity, with the result that not all areas of the business were immediately within the scope of the voluntary severance scheme.

An early retirement scheme was opened for staff in Defined Benefit Pension Schemes in the Republic of Ireland and the UK, with early retirement on a pro rata, actuarially reduced basis, based on pensionable service to the date of leaving. The Group reduced the impact of actuarial reduction by an amount broadly equivalent to the comparable voluntary severance payment. A strong level of interest was expressed in the scheme with early retirement dates phased to December 2013.

There were 1,257 departures under the early retirement scheme and 487 departures under the voluntary severance scheme in 2012.

Remuneration review

A reduction of up to 15% in salary and pay related allowances was applied to those on the Leadership Team effective from 1 September 2012. The salary of the Chief Executive Officer was reduced from € 500,000 to € 425,000 during the year while the salaries of the members of the Leadership Team are managed by the Remuneration Committee in accordance with AIB’s obligations under the Subscription and Placing agreements and are in a range of € 200,000 to € 400,000 in accordance with the recommendations of the Covered Institutions Remuneration Oversight Committee (“CIROC”).

AIB’s remuneration spend continued to be closely managed in 2012, with salary increases restricted principally to retaining key staff at risk to the market particularly in IT, business analysis and other financial services control functions. In summary, throughout 2012:

–	There were no general salary increases or increments paid;
–	There were no bonus schemes or share based incentives in operation; and
–	Out of course approved salary increases were managed within agreed budgetary parameters.

Pay and Benefits Review

A comprehensive review of Pay and Benefits was undertaken in 2012 to assist in reducing the Group’s overall cost. Three main areas were identified and targeted for action – salary, benefits and the Defined Benefit Pension Scheme. The most significant of these changes are as follows:

–	In addition to the changes applied to the Leadership Team, a reduction of up to 10% and 7.5% in salary and pay related allowances was applied to Executives and Senior Managers, effective from 1 September 2012 and 1 January 2013 respectively, relative to market benchmarks. The Company also announced a general pay freeze until the end of 2014;

Pay and Benefits Review (continued)

–	Allowances have been reduced and apart from a small number of high mileage drivers, company cars have been discontinued. Benefits such as club subscriptions and preferential staff deposit and lending rates, have also been eliminated; and
–	Transfer of all employees in Ireland and the UK who are currently members of a defined benefit pension scheme (including hybrid arrangements) to a defined contribution pension scheme. This change will have no impact on the benefits accrued up to the date of transfer. The Group and the Irish Bank Officials Association (“the IBOA”) agreed to refer the issues to the Labour Relations Commission. These discussions are ongoing and implementation of the new pension arrangements has been deferred pending the completion of this process.

A review of Non-Executive Directors’ fees has also been undertaken.

Directors’ remuneration

Details of the total remuneration of the Directors in office during 2012 and 2011 are shown in note 62.

Relations with shareholders

The Group has a number of procedures in place to allow its shareholders and other stakeholders to stay informed about matters affecting their interests. In addition to this Annual Financial Report, which is only sent to those shareholders who request it, the following communication tools are used by the Group:

Summary Shareholders’ Report

The Shareholders Report (“the Report”) is a summary version of AIB’s main Annual Financial Report. This Report, which covers AIB’s performance in the previous year, is sent to shareholders who have opted to receive it instead of the main Annual Financial Report. This summary report does not form part of the Annual Financial Report or Form 20-F and is referred to for reference purposes only.

Website

The website, www.aibgroup.com, contains, for the previous five years, the Annual Financial Report, the Interim Report/Half-yearly Financial Report, and the Annual Financial Report on Form 20-F. The Group’s presentation to fund managers and analysts of annual and interim financial results are available on the internet, and may be accessed on the Company’s website: www.aibgroup.com. Since 2009, the Annual Financial Report and the Annual Report on Form 20-F have been combined in the form of this Annual Financial Report. None of the information on the website is incorporated in, or otherwise forms part of, this Annual Financial Report.

Annual General Meeting (“AGM”)

All shareholders are invited to attend the AGM and to participate in the proceedings. At the AGM, it is practice to give a brief update on the Group’s performance and developments of interest for the year to date. Separate resolutions are proposed on each separate issue and voting is conducted by way of poll. The votes for, against, and withheld, on each resolution, including proxies lodged, are subsequently published on AIB’s website. Proxy forms provide the option for shareholders to direct their proxies to withhold their vote. It is usual for all Directors to attend the AGM and to be available to meet shareholders before and after the meeting. The Chairmen of the Board’s Committees are available to answer questions about the Committees’ activities. A help desk facility is available to shareholders attending. The Company’s 2013 AGM is scheduled to be held on 20 June 2013, at the Company’s Head Office at Bankcentre, Ballsbridge, Dublin 4, and it is intended that the Notice of the Meeting will be posted to shareholders at least 21 clear days before the meeting, in line with the requirements of Irish Company law.

Governance & oversight - 3. Corporate Governance statement

Accountability and Audit

Accounts and Directors’ Responsibilities

The Statement concerning the responsibilities of the Directors in relation to the Accounts appears on page 381.

Going Concern

The Group’s activities are subject to risk factors and uncertainties as set out on pages 58 to 64.

Notwithstanding these risk factors and uncertainties, the Directors have prepared the financial statements on a going concern basis. In making its assessment of the Group’s ability to continue as a going concern, the Board of Directors have taken into consideration the significant economic and market risks and uncertainties that continue to impact the Group. These include the ability to access Eurosystem funding and Central Bank liquidity facilities to meet liquidity requirements. In addition, the Directors have considered the current level of capital and the potential requirement for capital in the period of assessment. Furthermore, the Directors considered the risks and uncertainties impacting the Eurozone and have taken into account the developments taken at EU level which saw a marked easing of the eurozone sovereign debt crisis and improvements in conditions in eurozone financial markets during the second half of 2012.

Internal Controls

The Directors acknowledge that they are responsible for the Group’s system of internal control. They acknowledge that systems of internal control are designed to manage, rather than eliminate, the risk of failure to achieve business objectives, and can provide only reasonable and not absolute assurance against material misstatement or loss.

The Group’s system of internal control is based on the following:

Governance and oversight

–	AIB Board in place and has ultimate responsibility for the governance of all risk taking activity across the Group. The Board is supported by a number of subcommittees including a Board Risk Committee, an Audit Committee, a Remuneration Committee and a Nomination and Corporate Governance Committee.
–	The Board Risk Committee evaluates material risks and risk management across the Group and risk disclosures made by the Group.
–	At the executive level, a Leadership Team is in place with responsibility for establishing business strategy, risk appetite, enterprise risk management and control.
–	The Executive Risk Committee which is a subcommittee of the Leadership Team reviews the effectiveness and application of the Group’s risk frameworks and policies, risk profile, risk concentrations and all breaches of Board approved risk appetite and limits.
–	The Group Audit Committee of the Board reviews various aspects of control, including the design and operating effectiveness of internal control over the financial reporting framework in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, the Group’s statutory accounts and other published financial statements and information, and ensures that no restrictions are placed on the scope of the statutory audit or the independence of the Internal Audit and Regulatory Compliance functions.
–	There is involvement at all meetings of the Audit and Board Risk Committees by the Chief Financial Officer, Chief Risk Officer and Group Internal Auditor.
–	The Group operates a three lines of defence framework in the delineation of accountabilities for risk governance.
–	AIB’s remuneration policies are set and governed by the Remuneration Committee whose purpose, duties and membership are to ensure that remuneration policies and practices are consistent with and promote effective risk management.
–	There is an independent Group Internal Audit function which is responsible for independently assessing the effectiveness of the Group’s corporate governance, risk management and internal controls and which reports directly to the Chair of the Audit Committee.
–	Risk management committees are in place with approved terms of reference (“ToR”) that operate under delegated authority from the Board and Executive level.

Risk Management

–	A Board approved Risk Appetite Statement (“RAS”) sets the limits of risk appetite associated with the Group’s strategic objectives. The RAS is reviewed at least annually by the Board and more frequently if required. Risk policies and procedures are updated where appropriate to reflect the limits of the risk appetite.
–	AIB’s approach to managing risk and compliance matters are set out in a suite of policy documents that forms part of the AIB policy framework which are individually aligned with the RAS and are Board approved.
–	AIB has adopted an Enterprise Risk Management approach to identifying, assessing and managing risks which builds on the three lines of defence governance framework and is supported by a risk management framework and policy architecture which are currently under development.
–	The Group’s risk management framework is also supported by the underlying Group Risk committees comprising Asset and Liability Committee (“ALCo”), Credit Risk Committee (“CRC”), Operations Risk Committee (“ORC”) and the Compliance Committee. Each of these committees is responsible for identifying actions to support robust risk management in line with the Group’s risk appetite.
–	A comprehensive annual budgeting and financial reporting system is in place, which incorporates clearly-defined and communicated common accounting policies and financial control procedures, including those relating to authorisation limits, capital expenditure and investment procedures.
–	Roles and responsibilities for management and staff are outlined via a clearly-defined organisational management structure, with defined lines of authority and accountability.
–	AIB’s Internal Capital Adequacy Assessment Process (“ICAAP”) has been developed which determines the adequacy and appropriateness of capital levels based on the Group’s identification and assessment of the material risks to which it is exposed.

Risk identification

–	Key internal and external risks are identified and assessed throughout AIB through a combination of top-down and bottom-up risk assessment processes. The key risks to the organisation are defined within the AIB risk universe and are continually updated reflecting the current operating and risk environment.
–	The Group’s risk identification and assessment framework is supported by a framework of stress testing, scenario analysis and sensitivity analysis. The Group undertakes a regular program of stress testing across all of the material risks to meet internal and regulatory requirements.

Risk control and monitoring

–	There is a centralised risk (and compliance) control function, headed by the Chief Risk Officer (“CRO”) who is responsible for ensuring that risks are identified, measured, monitored and reported on, and for reporting on risk mitigation actions.
–	The Risk function is responsible for establishing and embedding risk management frameworks, ensuring that material risk policies are reviewed, and reporting on adherence to risk limits as set by the Board of Directors
–	The Group’s risk profile is measured against its risk appetite on a monthly basis and reported to the Executive Risk Committee and Board Risk Committee via the monthly CRO report. Material breaches of risk appetite are escalated to the Board and the Central Bank of Ireland (‘the Central Bank’).
–	The centralised Credit function is headed by a Chief Credit Officer who reports to the CRO.
–	There is an independent Compliance function which provides advisory services to the Group and which monitors and reports on prudential, conduct of business and financial crime compliance and forthcoming regulations across the Group, and on management’s attention to compliance matters.
–	AIB staff who perform Pre-Approved Controlled functions/Controlled functions meet the required standards as outlined in AIB’s Fitness and Probity programme.
–	There is an independent Group Internal Audit function which is responsible for independently assessing the effectiveness of the Group’s corporate governance, risk management and internal controls and which reports directly to the Group Audit Committee.

Taking the above into account, the Directors are satisfied:

–	that there is a clear organisational structure which provides effective oversight of the activities of the Group;
–	that processes are in place to identify, manage, monitor and report on risks;
–	that adequate internal control mechanisms, including sound administrative and accounting procedures, IT systems and controls are in place, which are subject to on-going improvement initiatives to further strengthen such systems;
–	that the remuneration policies and practices are consistent with and promote sound and effective risk management;
–	that the system of governance is subject to regular internal review.

Governance & oversight - 3. Corporate Governance statement

Additional requirements in the United States

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the US Exchange Act). Management has assessed the effectiveness of the Group’s internal control over financial reporting as of 31 December 2012, based on the criteria set forth by the US Committee of Sponsoring Organisations of the Treadway Commission in their publication ‘Internal Control - Integrated Framework’. Based on this assessment, management believes that, as of 31 December 2012, the Group’s internal control over financial reporting is effective. There have been no changes in the Group’s internal control over financial reporting during 2012 that has materially affected or is reasonably likely to materially affect the Group’s internal control over financial reporting.

In addition to the need for such internal controls over financial reporting, the SEC has adopted somewhat broader requirements designed to ensure that reporting companies, such as AIB, have adequate ‘disclosure controls and procedures’ in place. As of 31 December 2012, the Group carried out an evaluation, under the supervision of and with the participation of the Group’s management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of the Group’s disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon, and as of the date of the Group’s evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective in all material respects to ensure that information required to be disclosed in the reports which the Group files and submits under the US Exchange Act is recorded, processed, summarised and reported as and when required.

Code of Conduct

In June 2012 the Group adopted a Code of Conduct that applies to all employees. This replaced the previous code of business ethics. A copy of the Code is available on the Group website at www.aibgroup.com/investorrelations. (The information on this website is not incorporated by reference into this document). The Code of Conduct sets out the key standards for behaviour and conduct that apply to all employees, and includes particular requirements regarding responsibilities of management for ensuring that business and support activities are carried out to the highest standards of behaviour. The application of the Code of Conduct is underpinned by policies, practices and training which are designed to ensure that the Code is understood and that all employees act in accordance with it.

As part of the Code implementation, AIB encourages its employees to raise any concerns of wrongdoing through a number of channels, both internal and external. One such channel includes a confidential external helpline. Employees are assured that if they raise a concern in good faith, AIB will not tolerate any victimisation or unfair treatment of the employee as a result.

The Code of Conduct and supporting policies are subject to annual review and update to the Board.

Governance & oversight - 4. Supervision & Regulation

4.1 Current climate of regulatory change

Globally, regulators continue to implement reforms arising from the financial crisis. In the banking sector, the focus is on supporting the stability of the banking system and ensuring appropriate resolution and recovery mechanisms are in place. Regulators worldwide have adopted a more intrusive style of regulation with a strong focus on sanctions for breaches of regulatory requirements.

4.2 Ireland

Overview of financial services legislation

The Central Bank Reform Act 2010 was brought into operation by the Irish Minister for Finance (“the Minister”) on 1 October 2010.The Central Bank Reform Act 2010 created a single, fully-integrated Central Bank of Ireland (“Central Bank”) with a unitary board, the Central Bank Commission, chaired by the Governor of the Central Bank. The Central Bank (Supervision and Enforcement) Bill was published in mid 2011. The main purposes of the Bill are to (a) provide enhanced powers to the Central Bank for the supervision of regulated financial service providers and (b) provide enhanced powers to the Central Bank for the enforcement of financial services legislation. It is expected that the Bill will be enacted in 2013.

The Central Bank is responsible for the:

–	prudential supervision and regulation of a range of banking and financial services entities in Ireland, including credit institutions;
–	investment firms, stockbroking firms, payment institutions, insurance companies and credit unions;
–	conduct of business of such financial services entities, including the protection of consumer interests; and
–	overall stability of the financial system.

The Central Bank and Financial Services Authority of Ireland Act 2004 established the Financial Services Ombudsman’s Bureau to deal with certain complaints about financial institutions.

The Credit Institutions (Stabilisation) Act 2010 was signed into law on 21 December 2010.The Act provides the legislative basis for the reorganisation and restructuring of the Irish banking system as agreed in the joint EU/IMF Programme for Ireland. The Act empowers the Minister following consultation with the Governor of the Central Bank of Ireland, to propose any of a number of Stabilisation Orders that the Minister believes is necessary to stabilise a particular relevant institution (including its group companies). A proposed Stabilisation Order must be confirmed by the Irish High Court. The Act also imposes new duties on the directors of an institution and sets out matters to which directors must have regard in the performance of their functions. These include protecting the interests of the taxpayers, restoring confidence in the banking sector and facilitating the availability of credit in the economy of the State. The provisions of the Act were to cease to have effect on 31 December 2012 unless otherwise extended. The Act was extended and remains in effect until the end of 2014, unless further extended in due course.

The Central Bank and Credit Institutions (Resolution) Act came into force in 2011. It provides a framework for the resolution of Irish banks and other Irish credit institutions encountering financial difficulties and not covered under the Credit Institutions (Stabilisation) Act, 2010.

Other legislative measures in the context of the financial crisis that commenced in 2008, including the Credit Institutions (Financial Support) Scheme 2008, the Credit Institutions (Eligible Liabilities Guarantee) Scheme 2009 and the National Asset Management Agency Act 2009, are described in note 63(g) ‘Related party transactions - Summary of relationship with the Irish Government’. These pieces of legislation and associated regulations provide for a limited-duration State guarantee of many deposits in certain Irish credit institutions, including Allied Irish Banks, p.l.c. and some of its subsidiaries, subject to any applicable deposit protection scheme; a limited-duration State guarantee of certain other eligible liabilities issued by a relevant institution, including Allied Irish Banks, p.l.c. and some of its subsidiaries; and a State vehicle for the acquisition of many land and development-related loans from certain Irish credit institutions, including Allied Irish Banks, p.l.c. and some of its subsidiaries.

The Credit Institutions (Financial Support) Scheme 2008 expired in September 2010. The Credit Institutions (Eligible Liabilities Guarantee) Scheme 2009 has since been in operation subject to six-monthly reviews. On 26 February 2013, however, the Minister announced that this Scheme will end for all new liabilities, with effect from midnight on 28 March 2013 (note 69).

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

185

Governance & oversight - 4. Supervision & Regulation

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

The Central Bank has extensive enforcement powers including the ability to impose administrative sanctions directly on financial institutions for failure to comply with regulatory requirements (including codes of conduct and practice), subject to a right of appeal by the affected institution to the Irish Financial Services Appeals Tribunal and a further appeal to the Irish High Court. Such administrative sanctions may include a caution or reprimand, financial penalties (not exceeding € 5 million in the case of a firm or € 0.5 million in the case of an individual) and a direction disqualifying a person from being concerned in the management of a regulated financial service provider.

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

Capital Requirements

The Group is subject to applicable EU directives, including those that relate to capital adequacy. The Capital Requirements Directive (“CRD”) reflects the Basel II rules on capital measurement and capital standards. It came into force on 1 January 2007 and introduced a revised supervisory framework in the EU designed to promote the financial soundness of credit institutions and investment firms. The CRD governs, among other topics, the amount and quality of capital that credit institutions and investment firms hold against the risks that they take. The CRD has been transposed into Irish law by the European Communities (Capital Adequacy of Credit Institutions) Regulations 2006 (“CRD Regulations”), as amended principally in 2009 (concerning the regulation of large exposures) and in 2010 (regarding the capital requirements for the trading book and for re-securitisations and subsequently in respect of the further regulation of large exposures and the introduction of new pan-EU supervisory arrangements and crisis management).

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

MiFID Services include the provision of investment advice, portfolio management, execution of client orders and others. A number of financial services that do not come within the definition of MiFID Services (such as the administration of collective investment schemes) are subject to the requirements of the Investment Intermediaries Act 1995 (“IIA”). Each relevant Group company ensures that it fulfils its obligations under MiFID, the MiFID Regulations and the IIA, as appropriate, on an ongoing basis and ensures that it holds the appropriate authorisation for its business at all times. The following subsidiaries of Allied Irish Banks, p.l.c.; AIB Capital Markets p.l.c.; AIB Investment Managers Ltd.; AIB Corporate Finance Ltd provide MiFID Services and each is authorised as an investment firm under the MiFID Regulations. Allied Irish Banks, p.l.c. also complies with the MiFID Regulations where it provides MiFID Services. It should be noted that AIB Investment Managers Ltd. was disposed of during 2012. In addition, AIB Capital Markets p.l.c. voluntarily surrendered its MiFID authorisation during 2012.

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

Codes of conduct including Consumer Protection Code

The Central Bank has issued a number of codes of conduct, codes of practice and other requirements applicable to credit institutions and other regulated financial services entities (including investment firms, insurance undertakings and intermediaries). These codes address a substantial range of requirements including supervisory and reporting, corporate governance, conduct of business, advertising, disclosure and record retention requirements. The Central Bank introduced a revised Consumer Protection Code, effective 1 January 2012. This Code imposes detailed rules on regulated financial services entities operating in Ireland in relation to non-MiFID investment, insurance and banking services provided. In addition, the Central Bank has imposed statutory Codes of Conduct in relation to business lending to small and medium-sized enterprises, dealing with residential mortgage arrears and lending to related parties.

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

Governance & oversight - 4. Supervision & Regulation

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

Deposit protection and investor compensation

Under the European Communities (Deposit Guarantee Schemes) Regulations 1995 (as amended) which implement in Ireland the Deposit Guarantee Schemes Directive (Directive 94/19/EC), the Central Bank operates a deposit protection scheme under which each licensed bank must contribute to the deposit protection account held by the Central Bank. Currently, the level of contribution required is 0.2 per cent of deposits (in whatever currency) held at all branches of the licensed bank in the EEA, including deposits on current accounts but excluding certain funds and commitments such as interbank deposits, negotiable certificates of deposit, debt securities issued by the same institution and promissory notes. The maximum amount of deposit protected is € 100,000 per depositor per institution. See note 63(g) ‘Related party transactions - Summary of relationship with the Irish Government’ in respect of the limited-duration State guarantee of many deposits in certain Irish credit institutions, including Allied Irish Banks, p.l.c. and some of its subsidiaries. The Investor Compensation Act 1998 (the ‘1998 Act’) provided for the establishment of the Investor Compensation Company Limited (the “ICCL”) to administer and supervise an investor compensation scheme. The 1998 Act requires authorised investment firms to pay the ICCL such contribution to the fund maintained by the ICCL as the ICCL may from time to time specify. The maximum amount payable under the investor compensation scheme is 90% of the amount lost by an eligible investor subject to a maximum compensation payment of € 20,000.

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

Data Protection

The main laws dealing with data protection are the Data Protection Acts 1988 and Data Protection (Amendment) Act 2003 (“DPAs”). These DPAs regulate the processing, disclosure and use of data relating to individual customers. They also require that certain categories of ‘data controllers and data processors’, including financial institutions and insurance companies which process personal data, are required to register with the Irish Data Protection Commissioner. The European Communities (Electronic Communications Networks and Services) (Data Protection and Privacy) Regulations 2003 (as amended) transpose the EU Electronic Privacy Directive (2002/58/EC) into law and regulate marketing by electronic and other means. The ePrivacy Regulations 2011 (S.I. 336) deal with data protection for phone, email, SME and internet use. A Personal Data Security Breach Code of Practice issued by the Irish Data Protection Commissioner sets out the requirements relating to the reporting of data security breaches and addresses situations where personal data has been put at risk of unauthorised disclosure, loss, destruction or alteration. Each relevant Group company has implemented and monitors appropriate policies and procedures to ensure compliance with its obligations under the DPAs.

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

The FSMA is the principal piece of legislation governing the establishment, supervision and regulation of financial services and markets in the United Kingdom. The FSA is currently the single regulator for almost the full range of financial business in the United Kingdom; the exception being Consumer Credit which is currently regulated by the Office of Fair trading (the “OFT”). It is expected that the OFT will transfer responsibility for regulating Consumer Credit to the Financial Conduct Authority in April 2014. The FSA derives its powers under the FSMA as amended. The FSA is responsible both for the prudential supervision and for the general supervision of AIB Group (UK) p.l.c.’s business in the United Kingdom. AIB Group (UK) p.l.c. must comply with the FSA’s prudential rules including rules relating to capital adequacy, limits on large exposures and liquidity; and the FSA’s non-prudential rules including rules relating to conduct of business, market conduct (including market abuse), money laundering and systems and controls. The FSA Handbook contains the rules and guidance issued by the FSA.

The Financial Services Bill has received royal assent and will come into force on 1 April 2013. This will give effect to a new regulatory structure. Under this new structure, the Financial Policy Committee (“FPC”) within the Bank of England will be responsible for financial stability and macro prudential regulation. The Prudential Regulation Authority (“PRA”) will be a subsidiary of the Bank of England, supervising the prudential compliance of deposit takers, insurers and a small number of significant investment firms. A new body, the Financial Conduct Authority (“FCA”) will be responsible for regulating conduct of business in wholesale and retail markets.

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

AIB Group (UK) p.l.c. subscribes to the Lending Code of the Lending Standards Board which is a self-regulatory code setting minimum standards of good practice in relation to lending, including loans, credit cards and current account overdrafts. The Lending Standards Board is the successor organisation to the Banking Code Standards Board and the Lending Code replaced the previous Banking Codes issued by the Banking Code Standards Board following the transfer of responsibilities for the conduct of business regulation for deposit taking and payment products to the FSA on 1 November 2009. As of 1 November 2009, the FSA has introduced the Banking Conduct Regime which sets out the regulatory framework of retail banking services in relation to the regulated activity of payment services and accepting deposits from banking customers and activities connected with it. AIB Group (UK) p.l.c. is subject to the Banking Conduct Regime.

First Trust Independent Financial Advisers Ltd (a company incorporated in Northern Ireland) is authorised by the FSA to advise on and arrange certain investments, including pensions, life policies, securities and non-investment insurance contracts. As in the case of AIB Group (UK) p.l.c., the FSA is responsible both for the prudential supervision and for the general supervision of First Trust Independent Financial Advisers Ltd’s business in the United Kingdom. On 30 December 2012, First Trust Independent Financial Advisers Ltd. ceased providing financial advice. The company name has changed to First Trust Financial Services Ltd. First Trust Bank has entered into an arrangement with Legal and General whereby financial advice will be provided to the bank’s customers under an appointed representative arrangement.

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

Governance & oversight - 4. Supervision & Regulation

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

Insurance mediation

Dealing as agent, arranging deals in, making arrangement with a view to transactions in, assisting in the administration and performance of, advising on non-investment insurance contracts and agreeing to carry on any of these activities (‘Insurance Mediation Activities’) are (subject to applicable exemptions) regulated activities under the FSMA. These Insurance Mediation Activities have been implemented in the UK pursuant to the Insurance Mediation Directive (2002/92/EC). Each of AIB Group (UK) p.l.c. and First Trust Independent Financial Advisers Ltd is authorised by the FSA to carry on all Insurance Mediation Activities. In July 2012, the European Commission published a proposal for a recast Insurance Mediation Directive which, if adopted, will enhance the regulation of insurance intermediaries in the EU.

Mortgage regulation

Entering into as lender, arranging, advising on and administering regulated mortgage contracts, and agreeing to carry on any of these activities, are (subject to applicable exemptions) regulated activities under the FSMA. AIB Group (UK) p.l.c. is authorised by the FSA to enter into as lender, arrange and administer (but not advise on) regulated mortgage contracts.

Deposit protection and investor compensation

The Financial Services Compensation Schemes (“FSCS”) is the UK’s compensation fund of last resort for customers of authorised financial services firms and protects claims in respect of deposits, insurance policies, insurance broking (for business on or after 14 January 2005), investment business and home finance (e.g. mortgage advising and arranging) (for business on or after 31 October 2004). FSCS may pay compensation, subject to its rules, if a firm is unable or likely to be unable to meet its financial obligations. However, there are limits to the protection available under the FSCS. The deposit compensation limit increased on 31 December 2010 to 100 per cent. of £85,000 per person, per firm. Eligible investment business and home finance mediation claimants against firms declared in default on or after 1 January 2010 are entitled to receive 100 per cent. compensation for financial loss up to £50,000 per person, per firm. Compensation under the FSCS in respect of claims against insurance mediation firms are calculated on the basis of (i) claims in respect of liabilities subject to compulsory insurance, 100 per cent. of the claim and (ii) other insurance claims, 100 per cent. of the first £2,000 and 90 per cent. of the remainder of the claim against firms declared in default before 1 January 2010 and the maximum level of compensation for claims against firms declared in default on or after 1 January 2010 is 90 per cent. of the claim with no upper limit. Both AIB Group (UK) p.l.c. and First Trust Independent Financial Advisers Ltd are covered by the FSCS. Allied Irish Banks, p.l.c., as a bank operating in the United Kingdom under its EU passport, is not covered by the FSCS but, in accordance with the Deposit Guarantee Schemes Directive (Directive 94/19/EC), is covered by its home state (Ireland) deposit protection scheme. See note 63(g) ‘Related party transactions - Summary of relationship with the Irish Government’.

Consumer credit

The Consumer Credit Act 1974, as amended (“CCA”) regulates unsecured and certain secured consumer loan businesses, consumer hire and ancillary credit businesses such as credit brokerage and debt collecting. A credit agreement is regulated by the CCA where (a) the borrower is or includes an ‘individual’ as defined in the CCA; (b) if the agreement was made before the removal of the CCA financial limit, the amount of credit provided is £25,000 or less and (c) the credit agreement is not an exempt agreement under the CCA (for example, it is a regulated mortgage contract (as defined by the Financial Services and Markets Act 2000 (Regulated Activities) Order 2001). At present, the Office of Fair Trading (“OFT”) is responsible for the issue of licences under, and the superintendence of the working and the enforcement of, the CCA and other consumer protection legislation, although the Financial Services Act 2012 envisages the transfer of consumer credit regulation to the FCA in April 2014. Both Allied Irish Banks, p.l.c. and AIB Group (UK) p.l.c. hold current CCA licences. The EU Consumer Credit Directive (2008/48/EC) was implemented into UK legislation via, inter alia, the Consumer Credit (EC Directive) Regulations 2010 (SI 2010/1010). The majority of the provisions came into force on 1 February 2011, with a small number having come into force on 30 April 2010.

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

190

Anti-money laundering

The third EU Anti-Money Laundering Directive (2005/60/EC) adopted by the European Union in October 2005 was implemented in the UK on 15 December 2007 via the Money Laundering Regulations 2007. Practical assistance in the interpretation and application of the UK Money Laundering Regulations is provided by the guidance published by the Joint Money Laundering Steering Group (“JMLSG”) which comprises several major trade bodies from within the financial services industry. The Money Laundering Regulations 2007 provide detailed obligations for designated persons, which includes credit institutions, financial institutions, legal professionals and estate agents. For example, in relation to customer due diligence there is an explicit requirement for firms to undertake ongoing monitoring of business relationships and for firms to identify not just their customer but also the ultimate beneficial owner of the customer(s) on a risk sensitive basis. Enhanced due diligence is expected to be carried out where a customer poses a higher risk of money laundering or terrorist financing. In addition to the Money Laundering Regulations 2007, other acts of the UK Parliament such as the Proceeds of Crime Act 2002, Terrorism Act 2000 and the Counter-Terrorism Act 2008 are designed to combat money laundering/ counter terrorist financing in the UK. On 5 February 2013, the European Commission adopted a legislative proposal for a new Money Laundering Directive, which once passed into law will replace the current Money Laundering Directive (2005/60/EC).

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

The UKDPA and the Privacy and Electronic Communications (EC Directive) Regulations 2003 are the main laws which regulate the use of personal data for marketing purposes by electronic means and automated calling system in the United Kingdom. However, on 25 January 2012, the European Commission published a proposal for a new data protection regulation, which, if adopted, would provide the basis for a new EU wide date protection regulatory framework.

4.4 United States

Nature of the AIB Group’s activities

Notwithstanding the disposal of its significant shareholding in M&T, AIB continues to be subject to federal and state banking and securities law supervision and regulation in the United States as a result of the banking activities conducted by its branch in New York and AIB’s ongoing SEC reporting obligations under the Exchange Act.

Applicable federal and state banking laws and regulations

Under the US International Banking Act of 1978, as amended (the “IBA”), AIB is a foreign banking organisation and is treated as a bank holding company, as such terms are defined in the statute, and, as such, is subject to regulation by the Federal Reserve Board (“FRB”). As a bank holding company that has not elected to be a ‘financial holding company’, AIB is generally required to limit its direct and indirect activities in the United States to banking activities and activities that the FRB has determined to be ‘so closely related to banking as to be a proper incident thereto’.

AIB continues to conduct limited corporate lending, treasury and other operations through its New York branch. AIB’s New York branch is supervised by the FRB and the New York State Department of Financial Services. Under the IBA, the FRB may terminate the activities of any US branch or agency in certain specified circumstances. Also, under the New York Banking Law, the New York State Department of Financial Services may take possession of the business and property of a New York state-licensed branch under circumstances generally including violations of law, unsafe or unsound practices or insolvency.

Under US federal banking laws, state-licensed branches (such as AIB’s New York branch) may not, as a general matter, engage as a principal in any type of activity not permissible for their federally licensed counterparts, unless the FRB determines that the additional activity is consistent with sound banking practices. US federal and state banking laws also generally subject state branches to the same single-borrower lending limits that apply to federal branches or agencies, which are substantially similar to the lending limits applicable to national banks. These single-borrower lending limits are based on the worldwide capital of the entire foreign bank.

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

Governance & oversight - 4. Supervision & Regulation

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

Applicable federal and state securities laws and regulations

Although AIB delisted its ordinary shares from the New York Stock Exchange in August 2011, it continues to be subject to regulation and supervision by the SEC. Like other registrants, AIB files reports and other information required under the Exchange Act with the SEC, including Annual Reports on Form 20-F and Current Reports on Form 6-K. The Sarbanes-Oxley Act imposes significant requirements on AIB and other SEC registrants. These include requirements with respect to the composition of AIB’s Audit Committee, the supervision of AIB’s auditors (and the services that may be provided by such auditors) and the need for personal certification by the chief executive officer and chief (principal) financial officer of Annual Reports on Form 20-F, as well as the financial statements included in such reports and related matters.

Although subject to such requirements, the Exchange Act and related SEC rules and regulations afford foreign private issuers, including AIB, relief from a number of requirements applicable to US registrants and, in certain respects, defers to the home country requirements of the company in question. AIB’s Annual Reports on Form 20-F include disclosure of executive compensation and other disclosures applicable to AIB under Irish law, but these disclosures are not fully comparable with disclosure requirements applicable to US registrants. In addition, the SEC’s rules under the Sarbanes-Oxley Act are, in some respects, less burdensome on AIB and other foreign private issuers than they are on similarly situated US registrants. AIB’s Annual Reports on Form 20-F also reflect compliance with the internal control and auditor attestation requirements applicable to AIB by virtue of Section 404 of the Sarbanes-Oxley Act.

Other more recent federal laws and regulations, including the Dodd Frank Act of 2010, include provisions that have potentially significant limitations on non-US banks operating in the United States. However, given the recent changes in AIB’s business and the disposal of its M&T shareholding, they are of less direct relevance to AIB.

4.5 Other locations

Smaller operations are undertaken in other locations that are also subject to the regulatory environment in those jurisdictions. In addition, discontinued operations are subject to the regulatory environment in which they operate.

Accounting policies*

1	Reporting entity
2	Statement of compliance
3	Basis of preparation
4	Basis of consolidation
5	Foreign currency translation
6	Interest income and expense recognition
7	Fee and commission income
8	Net trading income
9	Dividend income
10	Operating leases
11	Employee benefits
12	Non-credit risk provisions
13	Income tax, including deferred income tax
14	Impairment of property, plant and equipment, goodwill and intangible assets
15	Impairment of financial assets
16	Determination of fair value of financial instruments
17	Valuation of NAMA senior bonds
18	Financial assets
19	Financial liabilities
20	Property, plant and equipment
21	Intangible assets
22	Derivatives and hedge accounting
23	Non-current assets held for sale and discontinued operations
24	Collateral and netting
25	Financial guarantees
26	Sale and repurchase agreements (including stock borrowing and lending)
27	Leases
28	Shareholders’ equity
29	Insurance and investment contracts
30	Segment reporting
31	Cash and cash equivalents
32	Prospective accounting changes

*Forms an integral part of the audited financial statements.
193

Accounting policies (continued)

The significant accounting policies that the Group applied in the preparation of the financial statements are set out in this section.

1	Reporting entity

Allied Irish Banks, p.l.c. (‘the parent company’ or ‘the Company’) is a company domiciled in Ireland. The address of the Company’s registered office is Bankcentre, Ballsbridge, Dublin 4, Ireland. The consolidated financial statements include the financial statements of Allied Irish Banks, p.l.c. (the parent company) and its subsidiary undertakings, collectively referred to as the ‘Group’, where appropriate, including certain special purpose entities and are made up to the end of the financial year. The Group is and has been primarily involved in retail and corporate banking.

2	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Accounting Standards and International Financial Reporting Standards (collectively “IFRSs”) as issued by the International Accounting Standards Board (“IASB”) and International Financial Reporting Standards as adopted by the European Union (“EU”) and applicable for the year ended 31 December 2012. The accounting policies have been consistently applied by Group entities and are consistent with the previous year, unless otherwise described. The financial statements also comply with the Companies Acts 1963 to 2012 and the European Communities (Credit Institutions: Accounts) Regulations, 1992 (as amended) and the Asset Covered Securities Acts 2001 and 2007. The company financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the IASB and International Financial Reporting Standards as adopted by the EU as applicable for the year ended 31 December 2012 and with Irish Statute. In publishing the parent company financial statements together with the Group financial statements, AIB has taken advantage of the exemption in paragraph 2 of the European Communities (Credit Institutions: Accounts) Regulations, 1992 not to present its parent company income statement, statement of comprehensive income and related notes that form part of these approved financial statements.

3	Basis of preparation

Functional and presentation currency

The financial statements are presented in euro, which is the functional currency of the parent company and a significant number of its subsidiaries, rounded to the nearest million.

Basis of measurement

The financial statements have been prepared under the historical cost basis, with the exception of the following assets and liabilities which are stated at their fair value: derivative financial instruments, financial instruments at fair value through profit or loss, certain hedged financial assets and financial liabilities and financial assets classified as available-for-sale.

The financial statements comprise the consolidated income statement, the consolidated statement of comprehensive income, the consolidated and parent company statements of financial position, the consolidated and parent company statements of cash flows, and the consolidated and parent company statements of movements in equity together with the related notes. These notes also include financial instrument related disclosures which are required by IFRS 7 and revised IAS 1, contained in the Financial review and the Risk management sections of this Annual Financial Report. The relevant information on those pages is identified as forming an integral part of the audited financial statements.

Use of estimates and judgements

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of certain assets, liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. The estimates and assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Since management’s judgement involves making estimates concerning the likelihood of future events, the actual results could differ from those estimates. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future period affected. The estimates that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are in the areas of loan impairment and impairment of other financial instruments; the recoverability of deferred tax; determination of the fair value of certain financial assets and financial liabilities; and retirement benefit obligations. In addition, the designation of financial assets and financial liabilities has a significant impact on their income statement treatment and could have a significant impact on reported income.

A description of these estimates and judgements is set out within Financial review - Critical accounting policies and estimates. This section is identified as forming an integral part of the audited financial statements.

Arising from the results of the Prudential Capital Assessment Review (“PCAR”)/Prudential Liquidity Assessment Review (“PLAR”) in March 2011, AIB is required to dispose of non-core financial assets. Accordingly, certain of these financial assets are classified as held for sale at 31 December 2012. These assets do not constitute a major line of business or a geographical area of operations, but are included within ‘Disposal groups and non-current assets held for sale’ (note 25).

3 Basis of preparation (continued)

Going concern

The financial statements for the year ended 31 December 2012 have been prepared on a going concern basis as the Directors are satisfied, having considered the risks and uncertainties impacting the Group, that it has the ability to continue in business for the period of assessment. The period of assessment used by the Directors is twelve months from the date of approval of these annual financial statements.

In making its assessment, the Directors have considered a wide range of information relating to present and future conditions. These have included financial plans, cash flow and funding forecasts, capital resources projections, all of which have been prepared under base and stress scenarios. In addition, the Directors have considered the commitment of support provided to AIB by the Irish Government, through the programme for restructuring the Irish banking system, with AIB designated as one of the two ‘Pillar Banks’. Furthermore, the Directors have considered the outlook for the Irish economy, taking into account such factors as progress on improving the fiscal situation and the support provided by the EU/IMF to Ireland and the fact that the economy returned to a modest growth path in 2011-2012. The Directors also considered the eurozone sovereign debt crisis taking into account the developments taken at an EU level that lead to a marked easing of the crisis and improvement of conditions in eurozone financial markets during the second half of 2012.

Background

The deterioration in the Irish economy in the period 2008-2010 culminated in the EU/IMF Programme of Financial Support for Ireland at the end of 2010. The EU/IMF Programme provided for the restructuring and reorganisation of the Irish banks. The subsequent Financial Measures Programme published by the Central Bank of Ireland (the ‘Central Bank’) in March 2011 set a PCAR requirement for AIB (including EBS Limited (“EBS”)) to raise capital amounting to € 14.8 billion, which was met by July 2011.

Since then, there has been a modest rise in Irish GDP, however, it is all accounted for by exports as domestic demand has continued to contract. Overall, the economic backdrop remains challenging and growth is expected to pick up only modestly in the next two years. This will continue to present significant risks and challenges for the Group in the years ahead.

Since 2010, AIB has had limited access to wholesale funding and has been dependent on secured funding from the European Central Bank (“ECB”). Market volatility remained elevated and liquidity depressed during 2012 driven by the deterioration in global credit markets as sovereign difficulties in the eurozone grew and the overall global macroeconomic environment remained uncertain.

At different stages since the beginning of 2011, European countries and leaders reaffirmed their commitment to the euro, culminating in July 2012, when the ECB President pledged that the ECB would do whatever is necessary to protect the eurozone. The ECB followed this statement by announcing that it was willing to implement a new unlimited bond buying programme in the secondary market to support ‘under pressure’ sovereign bond markets in the euro area. This announcement led to a sharp fall in yields in peripheral eurozone debt markets and a marked easing of tensions in the eurozone financial system.

The various support measures adopted for the euro since the beginning of 2011 and the pronouncements of the ECB demonstrate the strong commitment of EU institutions and the euro area Member States to do whatever is necessary to preserve the euro.

Capital

In March 2011, following the Financial Measures Programme (“FMP”), the Central Bank announced new minimum capital target ratios for AIB of 10.5% core tier 1 capital, in a base scenario and 6% core tier 1 capital in a stressed scenario. These target ratios form the basis of the Group’s capital management policy and are the capital adequacy requirements effective as at 31 December 2012. The Group’s core tier 1 ratio at 31 December 2012 is 15.1% (2011: 17.9%). The Group’s total capital ratio at 31 December 2012 is 17.6% (2011: 20.5%).

In October 2012, AIB published the results of the final assessment of the December 2011 capital exercise co-ordinated by the European Banking Authority (“EBA”) under the supervision of the Central Bank. The published results confirmed that as at June 2012, AIB met the 9% core tier 1 ratio including the sovereign buffer as stated in the EBA December 2011 recommendation.

The Irish Government, as AIB’s principal shareholder, has confirmed its recognition of AIB as a ‘Pillar Bank’, given its key role in supporting the Irish economy. In support of this role, it has ensured that AIB has been sufficiently capitalised to meet the capital targets set by the Central Bank through its 2011 PCAR and PLAR assessment.

AIB are awaiting the authorities’ finalisation of the Capital Requirements Directive IV (“CRD IV”) requirements which will impact on the Group’s regulatory capital measurement and regulatory capital ratios. Sign off by the European Parliament is expected in April 2013, however, the Directors believe that the impact on the Group’s capital position from the phased implementation during the period of assessment will be managed within the Group’s existing capital resources.

The Directors have reviewed the capital and financial plans for the period of assessment, and although AIB consumes capital over the life of the plan they believe that the capital resources are sufficient to ensure that the Group is adequately capitalised both in a base and stress scenario.

Accounting policies (continued)

3	Basis of preparation (continued)

Liquidity and funding

Customer deposits at 55% (up from 47% at 31 December 2011) are the single most important element of the Group’s funding mix. Customer deposit accounts increased by € 5 billion in the full year 2012, or net € 3 billion including the run-off of Offshore deposits of € 2 billion following the announcement of the closure of that business. Growth was experienced across all business areas during this period, as sentiment towards Ireland and Irish banks improved. During 2012, AIB UK (AIB (GB) and FTB) withdrew from the Eligible Liabilities Guarantee (“ELG”) scheme. The Group welcomed the announcement of the Minister for Finance on 26 February 2013 that the ELG scheme would be withdrawn for new liabilities with effect from midnight on the 28 March 2013 and is prepared for its withdrawal.

Wholesale funding markets continued to be challenging in 2012, however, it was a year having a contrasting second half compared to the first half. Irish sovereign bonds performed very strongly in the second half of 2012 enabling a successful return to the term funding markets for the National Treasury Management Agency (“NTMA”). This has continued into 2013 with further term issuance by the NTMA and the successful resumption of short term treasury bill auctions.

In the first half of 2012, AIB successfully issued a secured funding transaction backed by UK residential mortgage assets. Given the significant improvement in sentiment towards Ireland in the second half of 2012 it enabled the Group’s issue of a covered bond from its Irish mortgage pool in November 2012. AIB also issued a second covered bond in January 2013.

The key factors influencing the Group’s capacity for asset growth and its future shape will be:

–	The performance of the economy;
–	Retention and gathering of stable customer deposits in a challenging and increasingly competitive market environment;
–	Gaining access to unsecured wholesale term markets; and
–	Action to deleverage non-core assets.

The above are paramount to increasing the Group’s pool of available liquid assets and to the Group’s overall funding/liquidity strategy.

The Group continues to reduce its dependence on Central Bank/ECB support. Central Bank/ECB support amounted to € 22 billion at 31 December 2012, down from € 31 billion at 31 December 2011. This was due to asset deleveraging, loan amortisation and continued weak demand for credit, the redemption of NAMA senior bonds and increased deposits, partially offset by maturing secured and unsecured bonds (Covered Bonds and Medium Term Notes (“MTN”) respectively). In addition, AIB ceased issuance of its Own Use Bank Bonds (i.e. self-issued MTN under the Government guarantee) in the first half of 2012.

Notwithstanding the 2012 improvements, it is expected that the Group will continue to require access to funding from the monetary authorities during the period of assessment. However, AIB’s continued access to Central Bank funding support as required is considered to be assured due to its position as one of the two ‘Pillar Banks’.

The Directors are satisfied based on AIB’s position as one of the two ‘Pillar Banks’ that in all reasonable circumstances, the required liquidity and funding from the Central Bank/ECB will be available to the Group during the period of assessment.

The Directors, therefore, consider that the liquidity and funding position of AIB is assured during the period of assessment.

Conclusion

On the basis of the above, the Directors believe that it is appropriate to prepare the financial statements on a going concern basis having concluded that there are no material uncertainties related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern over the period of assessment.

Adoption of new accounting standards

The following amendments to standards have been adopted by the Group and the Company during the year ended 31 December 2012. These amendments have not had a material impact on these financial statements.

Disclosures - Transfers of Financial Assets (Amendments to IFRS 7)

This amendment to IFRS 7 requires certain disclosures in respect of all transferred financial assets that are not derecognised in their entirety and transferred assets that are derecognised in their entirety but with which there is continuing involvement including the possible effects of any risks that may remain with the transferor of the assets. These disclosures are being made in the Group’s financial statements for the year ended 31 December 2012 in note 55 and for the parent company, Allied Irish Banks, p.l.c., in note ab as the standard requires that all disclosures on transferred assets be shown in one note.

Other amendments resulting from Improvements to IFRSs which the Group adopted in 2012 did not have any impact on the accounting policies, financial position or performance of the Group.

4	Basis of consolidation

Subsidiary undertakings

A subsidiary undertaking is one where the Group has the power, directly or indirectly, to govern the financial and operating policies of the entity, so as to obtain benefits from its activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Group controls the entity. Subsidiaries are consolidated from the date on which control is transferred to the Group until the date that control ceases.

A special purpose entity is an entity created to accomplish a narrow and well-defined objective such as the securitisation of particular assets or the execution of a specific borrowing or lending transaction. The financial statements of special purpose entities are included in the Group’s consolidated financial statements where the substance of the relationship is that the Group controls the special purpose entity.

The Group accounts for the acquisition of businesses using the acquisition method except for those businesses under common control. Under the acquisition method, the consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition date fair value of assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree, and the equity interests issued by the Group in exchange for control of the acquiree. Acquisition related costs are generally recognised in the income statement as incurred. Goodwill is measured as the excess of the sum of the fair value of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree, if any, over the net of the acquisition date fair value of the identifiable assets acquired and liabilities assumed.

The Group commonly acts as trustee and in other fiduciary capacities that result in the holding or placing of assets on behalf of individuals, trusts, retirement benefit plans and other institutions. These assets, and income arising thereon, are excluded from the financial statements, as they are not assets of the Group.

Common control transactions

The Group accounts for the acquisition of businesses or investments in subsidiary undertakings between members of the Group at carrying value at the date of the transaction unless prohibited by company law or IFRS. This policy also applies to the acquisition of businesses by the Group of other entities under the common control of the Irish Government. Where the carrying value of the acquired net assets exceed the fair value of the consideration paid, the excess is accounted for as a capital contribution (accounting policy number 28). On impairment of the subsidiary in the parent company’s separate financial statements, an amount equal to the impairment charge net of tax in the income statement is transferred from capital contribution reserves to revenue reserves. The entire capital contribution is transferred to revenue reserves on final sale of the subsidiary (see accounting policy number 28 ‘Shareholders’ equity - capital contributions).

For acquisitions under common control, comparative data is not restated. The consolidation of the acquired entity is effective from the acquisition date with intercompany balances eliminated at a Group level on this date.

Associated undertakings

An associated undertaking is generally one in which the Group’s interest is greater than 20% and less than 50% and in which the Group has significant influence, but not control, over the entity’s operating and financial policies.

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

Where the Group continues to hold more than 20% of the interests in an investment but ceases to have significant influence, the investment is no longer accounted for as an associate. On the loss of significant influence, the Group measures the investment at fair value and recognises any difference between the carrying value and fair value in profit or loss and accounts for the investment in accordance with IAS 39 Financial Instruments: Recognition and Measurement.

Accounting policies (continued)

4	Basis of consolidation (continued)

The Group’s share of the results of associated undertakings after tax reflects the Group’s proportionate interest in the associated undertaking and is based on financial statements made up to a date not earlier than three months before the period end reporting date, adjusted to conform with the accounting policies of the Group.

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

Foreign operations

The results and financial position of all Group entities that have a functional currency different from the euro are translated into euro as follows:

–	assets and liabilities including goodwill and fair value adjustments arising on consolidation of foreign operations are translated at the closing rate;
–	income and expenses are translated into euro at the average rates of exchange during the period where these rates approximate to the foreign exchange rates ruling at the dates of the transactions;
–	foreign currency translation differences are recognised in other comprehensive income; and
–	since 1 January 2004, the Group’s date of transition to IFRS, all such exchange differences are included in the foreign currency translation reserve within shareholders’ equity. When a foreign operation is disposed of in full, the relevant amount of the foreign currency translation reserve is transferred to the income statement. When a subsidiary is partly disposed of, the foreign currency translation reserve is re-attributed to the non-controlling interest.

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

In calculating the effective interest rate, the Group estimates cash flows (using projections based on its experience of customers’ behaviour) considering all contractual terms of the financial instrument but excluding future credit losses. The calculation takes into account all fees, including those for any expected early redemption, and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts.

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

Interest income and expense presented in the consolidated income statement includes:-

-	Interest on financial assets and financial liabilities at amortised cost on an effective interest method;
-	Interest on financial investments available for sale on an effective interest method;
-	Net interest income and expense on qualifying hedge derivatives designated as cash flow hedges or fair value hedges which are recognised in interest income or interest expense; and
-	Interest income and funding costs of trading portfolio financial assets, excluding dividends on equity shares.

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

Full actuarial valuations of defined benefit schemes are undertaken every three years and are updated to reflect current conditions at each year-end reporting date. Scheme assets are measured at fair value determined by using current bid prices. Scheme liabilities are measured on an actuarial basis by estimating the amount of future benefit that employees have earned for their service in current and prior periods and discounting that benefit at the current rate of return on a high quality corporate bond of equivalent term and currency to the liability. The calculation is performed by a qualified actuary using the projected unit credit method. The difference between the fair value of the scheme assets and the present value of the defined benefit obligation at the year-end reporting date is

Accounting policies (continued)

11 Employee benefits (continued)

Retirement benefit obligations

recognised in the statement of financial position. Schemes in surplus are shown as assets and schemes in deficit, together with unfunded schemes, are shown as liabilities. Actuarial gains and losses are recognised immediately in other comprehensive income.

Changes with regard to benefits payable to retirees which represent a constructive obligation under IAS 37 Provisions, Contingent Liabilities and Contingent Assets, are accounted for as a negative past service cost. These are recognised in the income statement.

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

Termination benefits

Termination benefits are recognised as an expense when the Group is demonstrably committed, without the realistic possibility of withdrawal, to a formal plan to terminate employment before the normal retirement date. Termination benefits for voluntary redundancies are recognised if the Group has made an offer seeking applications for voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.

12 Non-credit risk provisions

Provisions are recognised for present legal or constructive obligations arising as consequences of past events where it is probable that a transfer of economic benefit will be necessary to settle the obligation, and it can be reliably estimated.

When the effect is material, provisions are determined by discounting expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Payments are deducted from the present value of the provision, and interest at the relevant discount rate, is charged annually to interest expense using the effective interest method. Changes in the present value of the liability as a result of movements in interest rates are included in other financial income. The present value of provisions is included in other liabilities.

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

200

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

Deferred income tax is provided on temporary differences arising from investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the difference will not reverse in the foreseeable future. In addition, the following temporary differences are not provided for: goodwill, the amortisation of which is not deductible for tax purposes, and assets and liabilities the initial recognition of which, in a transaction that is not a business combination, affects neither accounting nor taxable profit. Income tax payable on profits, based on the applicable tax law in each jurisdiction, is recognised as an expense in the period in which the profits arise.

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

Accounting policies (continued)

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

Objective evidence that a financial asset or a portfolio of financial assets is impaired includes observable data that comes to the attention of the Group about the following loss events:

a)	significant financial difficulty of the issuer or obligor;
b)	a breach of contract, such as a default or delinquency in interest or principal payments;
c)	the granting to the borrower of a concession, for economic or legal reasons relating to the borrower’s financial difficulty that the Group would not otherwise consider;
d)	it becomes probable that the borrower will enter bankruptcy or other financial reorganisation;
e)	the disappearance of an active market for that financial asset because of financial difficulties; or
f)	observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:
i	adverse changes in the payment status of borrowers in the portfolio; and
ii	national or local economic conditions that correlate with defaults on the assets in the portfolio.

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

When a loan has been subjected to a specific provision and the prospects of recovery do not improve, a time will come when it may be concluded that there is no real prospect of recovery. When this point is reached, the amount of the loan which is considered to be

15 Impairment of financial assets (continued)

beyond the prospect of recovery is written off against the related provision for loan impairment. Subsequent recoveries of amounts previously written off decrease the amount of the provision for loan impairment in the income statement.

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

Past due loans

When a borrower fails to make a contractually due payment, a loan is deemed to be past due. ‘Past due days’ is a term used to describe the cumulative numbers of days that a missed payment is overdue. Past due days commence from the close of business on the day on which a payment is due but not received. In the case of overdrafts, past due days are counted once a borrower:

–	has breached an advised limit;
–	has been advised of a limit lower than the then current outstandings; or
–	has drawn credit without authorisation.

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

In the case of debt securities classified as available for sale, impairment is assessed on the same criteria as for all other debt financial assets. Impairment is recognised by transferring the cumulative loss that has been recognised directly in other comprehensive income to the income statement. Any subsequent increase in the fair value of an available for sale debt security is included in other comprehensive income unless the increase in fair value can be objectively related to an event that occurred after the impairment was recognised in the income statement, in which case the impairment loss or part thereof is reversed.

Loans renegotiated and forbearance

From time to time, the Group will modify the original terms of a customer’s loan either as part of the on-going relationship with the customer or arising from changes in the customer’s circumstances such as when that customer is unable to make the agreed original contractual repayments.

Forbearance

A forbearance agreement is entered into where the customer is in financial difficulty to the extent that they are unable to repay both the principal and interest on their loan in accordance with their original contract. Following an assessment of the customer’s repayment capacity, a potential solution will be determined from the options available. There are a number of different types of forbearance options including interest and/or arrears capitalisation, interest rate adjustments, payment holidays, term extensions and equity swaps. These are detailed in the Credit Risk section 3.1. A request for a forbearance solution acts as a trigger for an impairment test.

All loans that are assessed for a forbearance solution are tested for impairment under IAS 39 and where a loan is deemed impaired, an appropriate provision is raised to cover the difference between the loan’s carrying value and the present value of estimated future cashflows discounted at the loan’s original effective interest rate. Where, having assessed the loan for impairment and the loan is not deemed to be impaired, it is included within the collective assessment as part of the IBNR provision calculation.

Forbearance mortgage loans, classified as impaired, may be upgraded from impaired status, subject to a satisfactory assessment by the appropriate credit authority as to the borrower’s continuing ability and willingness to repay and confirmation that the relevant security held by the Group continues to be enforceable. In this regard, the borrower is required to display a satisfactory performance following the restructuring of the loan in accordance with new agreed terms, comprising typically, a period of six months of consecutive payments of full principal and interest and, the upgrade would initially be to Watch/Vulnerable grades. In some non-mortgage cases, based on assessment by the relevant credit authority, the upgrade out of impaired to performing status may be earlier than six months, as the debt may have been reduced to a sustainable level. Where upgraded out of impaired, loans are included in the Group’s collective assessment for IBNR provisions.

203

Accounting policies (continued)

15 Impairment of financial assets (continued)

Where the terms on a renegotiated loan which has been subject to an impairment provision differ substantially from the original loan terms either in a quantitative or qualitative analysis, the original loan is derecognised and a new loan is recognised at fair value. Any difference between the carrying amount of the loan and the fair value of the new renegotiated loan terms is recognised in the income statement. Interest accrues on the new loan based on the current market rates in place at the time of the renegotiation.

Where a loan has been subject to an impairment provision and the renegotiation leads to a customer granting equity to the Group in exchange for any loan balance outstanding, the new instrument is recognised at fair value with any difference to the loan carrying amount recognised in the income statement.

Non-forbearance renegotiation

Occasionally, the Group may temporarily amend the contractual repayments terms on a loan (e.g. payment moratorium) for a short period of time due to a temporary change in the life circumstances of the borrower. Because such events are not directly linked to repayment capacity, these amendments are not considered forbearance. The changes in expected cash flows are accounted for under IAS 39.AG8 i.e. the carrying amount of the loan is adjusted to reflect the revised estimated cash flows which are discounted at the original effective interest rate. Any adjustment to the carrying amount of the loan is reflected in the income statement as interest income/expense.

However, where the terms on a renegotiated loan differ substantially from the original loan terms either in a quantitative or qualitative analysis, the original loan is derecognised and a new loan is recognised at fair value. Any difference arising between the derecognised loan and the new loan is recognised in the income statement.

Where a customer’s request for a modification to the original loan agreement is deemed not to be a forbearance request (i.e. the customer is not in financial difficulty to the extent that they are unable to repay both the principal and interest), these loans are not disaggregated for monitoring/reporting or IBNR assessment purposes.

16 Determination of fair value of financial instruments

The fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

Financial assets are initially recognised at fair value, and, with the exception of financial assets at fair value through profit or loss, the initial carrying amount is adjusted for direct and incremental transaction costs.

Financial liabilities are initially recognised at fair value, generally being their issue proceeds (fair value of consideration received), net of transaction costs incurred.

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

Valuation techniques

In the absence of quoted market prices, and in the case of over-the-counter derivatives, fair value is calculated using valuation techniques. Fair value may be estimated using quoted market prices for similar instruments, adjusted for differences between the quoted instrument and the instrument being valued. Where the fair value is calculated using discounted cash flow analysis, the methodology is to use, to the extent possible, market data that is either directly observable or is implied from instrument prices, such as interest rate yield curves, equities and commodities prices, credit spreads, option volatilities and currency rates. In addition, the Group considers the impact of own credit risk when valuing its derivative liabilities.

16 Determination of fair value of financial instruments (continued)

The valuation methodology is to calculate the expected cash flows under the terms of each specific contract and then discount these values back to a present value. The assumptions involved in these valuation techniques include:-

–	The likelihood and expected timing of future cash flows of the instrument. These cash flows are generally governed by the terms of the instrument, although management judgement may be required when the ability of the counterparty to service the instrument in accordance with the contractual terms is in doubt. In addition, future cash flows may also be sensitive to the occurrence of future events, including changes in market rates; and
–	Selecting an appropriate discount rate for the instrument, based on the interest rate yield curves including the determination of an appropriate spread for the instrument over the risk-free rate. The spread is adjusted to take into account the specific credit risk profile of the exposure.

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

The Group tests the outputs of the model to ensure that it reflects current market conditions. The calculation of fair value for any financial instrument may require adjustment of the quoted price or the valuation technique output to reflect the cost of credit risk and the liquidity of the market, where these are not embedded in underlying valuation techniques or prices used.

The choice of contributors, the quality of market data used for pricing, and the valuation techniques used are all subject to internal review and approval procedures.

17 Valuation of NAMA senior bonds

NAMA senior bonds were received as consideration for financial assets transferred to NAMA and also as part of the ‘Anglo’ and ‘EBS’ transactions (notes 22 and 23 to the financial statements). These bonds are designated as loans and receivables and are separately disclosed in the statement of financial position as ‘NAMA senior bonds’.

The bases for measurement, interest recognition and impairment are the same as those for loans and receivables (see accounting policy numbers 6, 15 and 18).

At initial recognition, the bonds were measured at fair value. The bonds carry a guarantee of the Irish Government, however, they are not marketable instruments. The only secondary market activity in the instruments is their sale and repurchase (‘repo’) to the European Central Bank (“ECB”) within the regular Eurosystem open market operations. The bonds are not traded in the market and there are no comparable bonds trading in the market.

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

Accounting policies (continued)

18 Financial assets (continued)

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

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and which are not classified as available for sale. They arise when the Group provides money or services directly to a customer with no intention of trading the loan. Loans and receivables are initially recognised at fair value adjusted for direct and incremental transaction costs and are subsequently carried on an amortised cost basis.

Available for sale

Available for sale financial assets are non-derivative financial investments that are designated as available for sale and are not categorised into any of the other categories described above. Available for sale financial assets are those intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices. Available for sale financial assets are initially recognised at fair value adjusted for direct and incremental transaction costs. They are subsequently held at fair value. Gains and losses arising from changes in fair value are included in other comprehensive income until sale or impairment when the cumulative gain or loss is transferred to the income statement as a recycling adjustment. Assets reclassified from the held for trading category are recognised at fair value.

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

Financial liabilities are initially recognised at fair value, being their issue proceeds (fair value of consideration received), net of transaction costs incurred. Financial liabilities are subsequently measured at amortised cost, with any difference between the proceeds net of transaction costs and the redemption value recognised in the income statement using the effective interest method.

Where financial liabilities are classified as trading they are also initially recognised at fair value with the related transaction costs taken directly to the income statement. Gains and losses arising from changes in fair value are recognised directly in the income statement within net trading income.

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

20 Property, plant and equipment

Property, plant and equipment are stated at cost, or deemed cost, less accumulated depreciation and provisions for impairment, if any. Additions and subsequent expenditures are capitalised only to the extent that they enhance the future economic benefits expected to be derived from the asset. No depreciation is provided on freehold land. Property, plant and equipment are depreciated on a straight line basis over their estimated useful economic lives. Depreciation is calculated based on the gross carrying amount, less the estimated residual value at the end of the assets’ economic lives.

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

The Group reviews its depreciation rates regularly, at least annually, to take account of any change in circumstances. When deciding on useful lives and methods, the principal factors that the Group takes into account are the expected rate of technological developments and expected market requirements for, and the expected pattern of usage of, the assets. When reviewing residual values, the Group estimates the amount that it would currently obtain for the disposal of the asset, after deducting the estimated cost of disposal if the asset was already of the age and condition expected at the end of its useful life.

Gains and losses on disposal of property, plant and equipment are included in the income statement. It is Group policy not to revalue its property, plant and equipment.

(1)Subject to the maximum remaining life of the lease.

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

Hedging

All derivatives are carried at fair value and the accounting treatment of the resulting fair value gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. Where derivatives are held for risk management purposes, and where transactions meet the criteria specified in IAS 39 ‘Financial Instruments: Recognition and Measurement’, the Group designates certain derivatives as either:

-	hedges of the fair value of recognised assets or liabilities or firm commitments (‘fair value hedge’); or
-	hedges of the exposure to variability of cash flows attributable to a recognised asset or liability, or a highly probable forecasted transaction (‘cash flow hedge’); or
-	hedges of a net investment in a foreign operation.

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

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss recognised in other comprehensive income from the time when the hedge was effective remains in equity and is reclassified to the income statement as a reclassification adjustment as the forecast transaction affects profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was recognised in other comprehensive income from the period when the hedge was effective is reclassified to the income statement.

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

Derivatives that do not qualify for hedge accounting

Certain derivative contracts entered into as economic hedges do not qualify for hedge accounting. Changes in the fair value of these derivative instruments are recognised immediately in the income statement.

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

Discontinued operations are presented in the income statement (including comparatives) as a separate amount, comprising the total of the post tax profit or loss of the discontinued operations for the period together with any post-tax gain or loss recognised on the measurement of relevant assets to fair value less costs to sell, or on disposal of the assets/disposal groups constituting discontinued operations. In presenting interest income and interest expense and various expenses relating to discontinued operations, account is taken of the continuance or otherwise of these income statement items post disposal of the discontinued operation. Corporate overhead, which was previously allocated to the business being disposed of, is considered to be part of continuing operations. In the statement of financial position, the assets and liabilities of discontinued operations are shown within the caption ‘Disposal groups and non-current assets/(liabilities) held for sale’ separate from other assets and liabilities. On reclassification as discontinued operations, there is no restatement in the statement of financial position of prior periods for assets and liabilities held for sale.

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

Accounting policies (continued)

23 Non-current assets held for sale and discontinued operations (continued)

Impairment losses subsequent to classification of assets as held for sale are recognised in the income statement. Subsequent increases in fair value less costs to sell of assets that have been classified as held for sale are recognised in the income statement to the extent that the increase is not in excess of any cumulative impairment loss previously recognised in respect of the asset. Assets classified as held for sale are not depreciated.

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

24 Collateral and netting

The Group enters into master netting agreements with counterparties, to ensure that if an event of default occurs, all amounts outstanding with those counterparties will be settled on a net basis.

Collateral

The Group obtains collateral in respect of customer receivables where this is considered appropriate. The collateral normally takes the form of a lien over the customer’s assets and gives the Group a claim on these assets for both existing and future customer liabilities. The collateral is, in general, not recorded on the statement of financial position.

The Group also receives collateral in the form of cash or securities in respect of other credit instruments, such as stock borrowing contracts and derivative contracts in order to reduce credit risk. Collateral received in the form of securities is not recorded on the statement of financial position. Collateral received in the form of cash is recorded on the statement of financial position with a corresponding liability. Therefore, in the case of cash collateral, these amounts are assigned to deposits received from banks or other counterparties . Any interest payable or receivable arising is recorded as interest expense or interest income respectively.

In certain circumstances, the Group will pledge collateral in respect of its own liabilities or borrowings. Collateral pledged in the form of securities or loans and receivables continues to be recorded on the statement of financial position. Collateral paid away in the form of cash is recorded in loans and receivables to banks or customers. Any interest payable or receivable arising is recorded as interest expense or interest income respectively.

Netting

Financial assets and financial liabilities are offset and the net amount reported in the statement of financial position if, and only if, there is a currently enforceable legal right to set off the recognised amounts and there is an intention to settle on a net basis, or to realise the asset and settle the liability simultaneously. This is not generally the case with master netting agreements, therefore, the related assets and liabilities are presented gross on the statement of financial position.

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

26 Sale and repurchase agreements (including stock borrowing and lending)

Financial assets may be lent or sold subject to a commitment to repurchase them (‘repos’). Such securities are retained on the statement of financial position when substantially all the risks and rewards of ownership remain with the Group. The liability to the counterparty is included separately on the statement of financial position. Similarly, when securities are purchased subject to a commitment to resell (‘reverse repos’), or where the Group borrows securities, but does not acquire the risks and rewards of ownership, the transactions are treated as collateralised loans, and the securities are not usually included in the statement of financial position. The difference between the sale and repurchase price is accrued over the life of the agreements using the effective interest method. Securities lent to counterparties are also retained in the financial statements. The exception to this is where these are sold to third parties, at which point the obligation to repurchase the securities is recorded as a trading liability at fair value and any subsequent gain or loss included in trading income.

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

Share capital

Share capital represents funds raised by issuing shares in return for cash or other consideration. Share capital comprises ordinary shares, deferred shares and preference shares of the entity.

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

Dividends on preference shares accounted for as equity are recognised in equity when approved for payment by the Board of Directors.

Other equity interests

Other equity interests relate to Reserve Capital Instruments (note 48). Any gain or loss on the extinguishment or remeasurement of the Reserve Capital Instruments is recognised in equity net of tax.

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

Accounting policies (continued)

28 Shareholders’ equity (continued)

Available for sale securities reserves

Available for sale securities reserves represent the net unrealised gain or loss, net of tax, arising from the recognition in the statement of financial position of available for sale financial investments at fair value.

Cash flow hedging reserves

Cash flow hedging reserves represent the net gains or losses, net of tax, on effective cash flow hedging instruments that will be reclassified to the income statement when the hedged transaction affects profit or loss.

Capital contributions

Capital contributions represent the receipt of non-refundable considerations arising from transactions with the Irish Government (note 63). These contributions comprise both financial and non-financial net assets. The contributions are classified as equity and may be either distributable or non-distributable. Capital contributions are distributable if the assets received are in the form of cash or another asset that is readily convertible to cash. Otherwise, they are treated as non-distributable until the final sale of the subsidiary. Capital contributions arose during 2011 from (a) EBS transaction; (b) Anglo transaction; (c) issue of contingent capital notes; and (d) non-refundable receipts from the Irish Government and the NPRFC.

The capital contribution from the EBS transaction (note 23) is treated as non-distributable as the related net assets received are largely non-cash in nature. In the case of the Anglo transaction (note 22) the excess of the assets over the liabilities comprised of NAMA senior bonds. On initial recognition, this excess was accounted for as a non-distributable capital contribution. However, according as NAMA repays these bonds, the proceeds received will be deemed to be distributable and the relevant amount will be transferred from the capital contribution account to revenue reserves.

AIB issued contingent convertible capital notes to the Irish Government (note 44) where the proceeds of issue amounting to €1.6 billion exceeded the fair value of the instruments issued. This excess has been accounted for as a capital contribution and will be treated as distributable according as the fair value adjustment on the notes amortises to the income statement.

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

29 Insurance and investment contracts

The Group accounted for its Long Term business in Aviva Life Holdings Ireland Limited (“ALH”) in accordance with IFRS 4 ‘Insurance Contracts’ up to the date on which it was classified as held for sale (accounting policy 23). Insurance contracts are those contracts containing significant insurance risk. In the case of life contracts, insurance risk exists if the amount payable on the occurrence of an insured event exceeds the assets backing the contract, or could do so in certain circumstances, and the product of the probability of the insured event occurring and the excess amount payable has commercial substance. In particular, guaranteed equity bonds which guarantee a return of the original premium irrespective of the current value of the backing assets are deemed to be insurance contracts notwithstanding that at the year-end reporting date there may be no excess of the original premium over the backing assets. Investment contracts are contracts that do not have significant insurance risk.

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

30 Segment reporting

An operating segment is a component of the Group that engages in business activities from which it earns revenues and incurs expenses. The Group has identified reportable segments on the basis of internal reports about components of the Group that are regularly reviewed by the Chief Operating Decision Maker (“CODM”) in order to allocate resources to the segment and assess its performance. Based on this identification, the reportable segments are the operating segments within the Group, the head of each being a member of the Leadership Team. The Leadership Team is the CODM and it relies primarily on the management accounts to assess performance of the reportable segments and when making resource allocation decisions.

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

Accounting policies (continued)

32 Prospective accounting changes

The following new accounting standards and amendments to existing standards approved by the IASB, but not early adopted by the Group, will impact the Group’s financial reporting in future periods. The Group is currently considering the impacts of these amendments. The new accounting standards and amendments which are more relevant to the Group are detailed below.

Pronouncement	Nature of change	IASB effective date

Amendments to IAS 1 Presentation of Items of Other Comprehensive Income

The amendments require companies preparing financial statements in accordance with IFRSs to group together items within other comprehensive income that will be reclassified subsequently to profit or loss when specific conditions are met and those that will not be reclassified subsequently. The amendments also reaffirm existing requirements that items in profit or loss and other comprehensive income may be presented as either a single statement or two consecutive statements. These amendments relate to disclosures and will not have a significant impact on the financial statements in future years.

Annual periods beginning on or after 1 July 2012

IAS 19 Employee Benefits (IAS 19 revised 2011)

The amendments result in significant changes to accounting for defined benefit pension plans. The revised standard eliminates the option to defer recognition of gains and losses. Actuarial gains and losses are now required to be recognised in other comprehensive income and are excluded permanently from profit or loss. The expected returns on plan assets will no longer be recognised in profit or loss. The expected return and the interest cost are replaced by recording net interest in profit or loss which is calculated using the discount rate used to measure the pension obligation. Unvested past service costs can no longer be deferred and recognised over the future vesting period. Instead, all past service costs will be recognised at the earlier of when the amendment/curtailment occurs and when the entity recognises related restructuring or termination costs.

Annual periods beginning on or after 1 January 2013 with retrospective application required

Since the Group did not opt to avail of the ‘corridor approach’ option in the past, the impact of the revised standard will be limited to the effects of: (i) replacing the interest cost and expected return on plan assets by a finance cost component comprising the interest on the net defined benefit liability or asset; (ii) the timing of recognition of unvested past service costs; and (iii) recognition of all administration expenses, with the exception of costs associated with the management of scheme assets, in profit or loss.

Based on the assumption that the defined benefit schemes will remain open for the full year 2013, the Group estimates that the adoption of IAS 19 revised will increase its retirement benefit charge for 2013 by c. € 20 million. In addition, the adoption of IAS 19 revised will require the restatement in 2013 of 2012 comparative amounts. Accordingly, a charge for termination benefits of € 130 million which was recognised in 2012, will be recognised in 2013.

IFRS 10 Consolidated Financial Statements

This standard replaces the consolidation guidance in IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities. It introduces a single consolidation model for all entities based on control, irrespective of the nature of the investee. IFRS 10 builds on the existing principles by identifying the concept of control as the determining factor in which an entity should be included within the consolidated financial statements of the parent company. This new standard will not change consolidation procedures for the Group, but will require management to assess whether an entity should be consolidated.

Annual periods beginning on or after 1 January 2013

32 Prospective accounting changes (continued)

Pronouncement	Nature of change	IASB effective date

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

Annual periods beginning on or after 1 January 2013

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 sets out the required disclosures for entities reporting under the two new standards, IFRS 10 Consolidated Financial Statements and IFRS 11 Joint Arrangements; it also replaces the disclosure requirements currently found in IAS 28 Investments in Associates and IAS 31 Interests in Joint Ventures.

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

Annual periods beginning on or after 1 January 2013

IAS 27 Separate Financial Statements (revised 2011)

The requirements relating to separate financial statements are unchanged and are included in the amended IAS 27. The other sections of IAS 27 are replaced by IFRS 10 Consolidated Financial Statements. IAS 27 is renamed ‘Separate Financial Statements’ and is now a standard dealing solely with separate financial statements. The existing guidance and disclosure requirements for separate financial statements are unchanged.

Annual periods beginning on or after 1 January 2013

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

Annual periods beginning on or after 1 January 2013

IFRS 13 Fair Value Measurement

This standard established a single source of guidance for fair value measurements under IFRSs. IFRS 13 defines fair value, provides guidance on its determination and introduces consistent requirements for disclosures on fair values measurements. The standard requires entities to disclose information about the valuation techniques and inputs used to measure fair value, as well as information about the uncertainty inherent in fair value measurements. This information will be required for both financial and non-financial assets and liabilities. Whilst the impact of the standard will not have a significant impact on reported results or the financial position of the Group, there will be a requirement for additional disclosures.

Annual periods beginning on or after 1 January 2013

Accounting policies (continued)

32 Prospective accounting changes (continued)

Pronouncement	Nature of change	IASB effective date

Annual improvements to IFRSs: 2009 - 2011 Cycle

In May 2012, the IASB issued its fourth edition of amendments to its standards under the annual improvements process, primarily to remove inconsistencies and clarify wording. The amendments are to five International Financial Reporting Standards. The more relevant amendments are:

IAS 1 Presentation of Financial Statements - The amendment clarifies the requirements in relation to comparative information in various circumstances.

IAS 32 Financial Instruments: Presentation - The amendment clarifies that income tax relating to distributions to holders of equity instruments and to transaction costs of an equity transaction should be accounted for in accordance with IAS 12 Income Taxes.

IAS 34 Interim Financial Reporting - The amendment clarifies the requirements on segment information for total assets and total liabilities for each reportable segment in interim financial reporting.

None of the above amendments is expected to have a significant impact on reported results or disclosures.

Annual periods beginning on or after 1 January 2013

Amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities and Amendments to IFRS 7 Disclosures - Offsetting Financial Assets and Financial Liabilities	These amendments to IAS 32 and IFRS 7 clarify the accounting requirements for offsetting financial instruments and introduce new disclosure requirements that aim to improve the comparability of financial statements prepared in accordance with IFRS and US GAAP.	IFRS 7: Annual periods beginning on or after 1 January 2013

The amendments to IFRS 7 require more extensive disclosures. These disclosures focus on quantitative information about recognised financial instruments that are offset in the statement of financial position, as well as those recognised financial instruments that are subject to master netting or similar arrangements, irrespective of whether they are offset.

IAS 32: Annual periods beginning on or after 1 January 2014

The amendments to IAS 32 clarify that in order to offset financial instruments the right of set-off must be currently available and legally enforceable for all counterparties in the normal course of business, as well as in the event of default, insolvency or bankruptcy.

Amendments to IFRS 10 Consolidated Financial Statements, IFRS 12 Disclosure of Interests in Other Entities and IAS 27 Separate Financial Statements on Investment Entities

In October 2012, the IASB issued Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27). The amendments provide an exception from the requirements of consolidation and instead require investment entities to present their investments in subsidiaries as a net investment. These subsidiaries should be measured at fair value through profit and loss. The exception means that investment entities will be able to measure all their investments at fair value. The amendments also set out the disclosure requirements for investment entities. The impact of these amendments is being assessed but is not expected to have a significant impact on reported results or disclosures.

The amendments are still subject to EU endorsement.

Annual periods beginning on or after 1 January 2014

32 Prospective accounting changes (continued)

Pronouncement	Nature of change	IASB effective date

IFRS 9 Financial Instruments	IFRS 9 will ultimately replace IAS 39 Financial Instruments: Recognition and Measurement. This project consists of three main phases:	Annual periods beginning on or after 1 January 2015
Phase 1: Classification and measurement
In November 2009, the IASB issued IFRS 9 Financial Instruments covering classification and measurement of financial assets. The new standard aims to enhance the ability of investors and other users of financial information to understand the accounting for financial assets and to reduce complexity. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortised cost or fair value. The basis of classification depends on how an entity manages its financial instruments (its business model) and the contractual cash flow characteristics of the financial assets.

The IASB reissued IFRS 9 in October 2010. The revised standard carried over the requirements for derecognition of financial assets and liabilities from IAS 39 and incorporated new requirements on accounting for financial liabilities. Where an entity designates a financial liability on initial recognition at fair value through profit or loss, the portion of the fair value change due to changes in the liability’s credit risk is recognised directly in other comprehensive income. The remainder is recognised in profit or loss.

Phase 2: Impairment methodology
The IASB published an exposure draft in November 2009 that proposed an ‘expected loss model’ for impairment. This phase of IFRS 9 is subject to on-going deliberations and has not yet been finalised.
Phase 3: Hedge accounting
In September 2012, the IASB posted on its website a review draft of the proposed micro hedge accounting requirements that will be incorporated into IFRS 9. The draft proposes a model that aims to align hedge accounting with risk management activities; establishes a more principles-based approach to hedge accounting; and addresses inconsistencies and weaknesses in the existing model in IAS 39. This phase is expected to be finalised in the first quarter of 2013. At a later point, further proposals will be issued by the IASB on macro hedging.
Since significant aspects of the standard have yet to be finalised, it is impracticable for the Group to quantify the impact of IFRS 9 at this stage.
The new standard is still subject to EU endorsement.

Consolidated income statement for the year ended 31 December 2012

	Notes	2012 € m	2011 € m	2010 € m

Continuing operations
Interest and similar income	2	3,916	4,429	4,609
Interest expense and similar charges	3	(2,810)	(3,079)	(2,765)

Net interest income		1,106	1,350	1,844
Dividend income	4	1	4	1
Fee and commission income	5	396	470	585
Fee and commission expense	5	(29)	(29)	(88)
Net trading loss	6	(100)	(113)	(201)
Gain on redemption/remeasurement of subordinated liabilities and other capital instruments	7	–	3,277	372
Profit/(loss) on transfer of financial instruments to NAMA	8	159	(364)	(5,969)
Other operating (loss)/income	9	(912)	(255)	99
Other (loss)/income		(485)	2,990	(5,201)

Total operating income/(loss)		621	4,340	(3,357)
Administrative expenses	10	(1,817)	(1,605)	(1,469)
Impairment and amortisation of intangible assets	36	(60)	(66)	(126)
Depreciation of property, plant and equipment	37	(60)	(49)	(54)
Total operating expenses		(1,937)	(1,720)	(1,649)

Operating (loss)/profit before provisions		(1,316)	2,620	(5,006)
Provisions for impairment on loans and receivables	31	(2,434)	(7,861)	(6,015)
(Charge)/writeback of provisions for liabilities and commitments	43	(9)	416	(1,029)
Provisions for impairment on financial investments available for sale	13	(86)	(283)	(74)

Operating loss		(3,845)	(5,108)	(12,124)
Associated undertakings	34	10	(37)	18
Profit/(loss) on disposal of property	14	2	(1)	46
Profit/(loss) on disposal of businesses	15	3	38	(11)

Loss before taxation from continuing operations		(3,830)	(5,108)	(12,071)
Income tax credit from continuing operations	17	183	1,188	1,710

Loss after taxation from continuing operations		(3,647)	(3,920)	(10,361)
Discontinued operations
Profit after taxation from discontinued operations	18	–	1,628	199

Loss for the year		(3,647)	(2,292)	(10,162)

Attributable to:
Owners of the parent:
Loss from continuing operations		(3,647)	(3,920)	(10,361)
Profit from discontinued operations		–	1,608	129

Loss for the year attributable to owners of the parent		(3,647)	(2,312)	(10,232)
Non-controlling interests:
Profit from discontinued operations	19	–	20	70

Profit for the year attributable to non-controlling interests		–	20	70

		(3,647)	(2,292)	(10,162)

Basic (loss)/earnings per share
Continuing operations	20(a)	(0.7c )	(1.6c )	(571.1c)
Discontinued operations	20(a)	–	0.7c	7.1c
		(0.7c )	(0.9c )	(564.0c)
Diluted (loss)/earnings per share
Continuing operations	20(b)	(0.7c )	(1.6c )	(571.1c)
Discontinued operations	20(b)	–	0.7c	7.1c
		(0.7c )	(0.9c )	(564.0c)

David Hodgkinson, Chairman; David Duffy, Chief Executive Officer; Catherine Woods, Director; David O’Callaghan, Company Secretary.
218

Consolidated statement of comprehensive income for the year ended 31 December 2012

	Notes	2012 € m	2011 € m	2010 € m

Loss for the year		(3,647)	(2,292)	(10,162)
Other comprehensive income
Continuing operations
Net change in foreign currency translation reserves	46	34	(11)	89
Net change in cash flow hedges, net of tax	46	(162)	(209)	(41)
Net change in fair value of available for sale securities, net of tax	46	1,295	112	(813)
Net change in property revaluation reserve		(2)	–	–
Net actuarial (losses)/gains in retirement benefit schemes, net of tax	12	(740)	(464)	1
Share of other comprehensive income of associates, net of tax		–	4	(13)
Other comprehensive income for the year, net of tax, from continuing operations		425	(568)	(777)

Discontinued operations
Net change in foreign currency translation reserves	46	–	(134)	50
Net change in cash flow hedges, net of tax	46	–	1	–
Net change in fair value of available for sale securities, net of tax	46	–	(74)	3
Share of other comprehensive income of associates, net of tax		–	–	218
Other comprehensive income for the year, net of tax, from discontinued operations		–	(207)	271

Total other comprehensive income for the year, net of tax		425	(775)	(506)

Total comprehensive income for the year		(3,222)	(3,067)	(10,668)

Attributable to:
Owners of the parent:
Continuing operations		(3,222)	(4,488)	(11,138)
Discontinued operations		–	1,409	385
		(3,222)	(3,079)	(10,753)
Non-controlling interests:
Discontinued operations		–	12	85

Total comprehensive income for the year		(3,222)	(3,067)	(10,668)

David Hodgkinson, Chairman; David Duffy, Chief Executive Officer; Catherine Woods, Director; David O’Callaghan, Company Secretary.
219

Consolidated statement of financial position as at 31 December 2012

	Notes	2012 € m	2011 € m

Assets
Cash and balances at central banks	59	4,047	2,934
Items in course of collection		192	202
Disposal groups and non-current assets held for sale	25	562	1,422
Trading portfolio financial assets	26	24	56
Derivative financial instruments	27	2,835	3,046
Loans and receivables to banks	28	2,914	5,718
Loans and receivables to customers	29	72,972	82,540
NAMA senior bonds	32	17,387	19,856
Financial investments available for sale	33	16,344	15,389
Interests in associated undertakings	34	52	50
Intangible assets and goodwill	36	187	176
Property, plant and equipment	37	333	360
Other assets		239	491
Current taxation		9	49
Deferred taxation	38	3,860	3,692
Prepayments and accrued income		559	670

Total assets		122,516	136,651

Liabilities
Deposits by central banks and banks(1)	39	28,442	36,890
Customer accounts	40	63,610	60,674
Disposal groups held for sale	25	–	3
Derivative financial instruments	27	3,256	3,843
Debt securities in issue	41	10,666	15,654
Current taxation		2	1
Other liabilities	42	1,627	1,534
Accruals and deferred income		1,260	1,103
Retirement benefit liabilities	12	789	763
Provisions for liabilities and commitments	43	352	514
Subordinated liabilities and other capital instruments	44	1,271	1,209

Total liabilities		111,275	122,188

Shareholders’ equity
Share capital	45	5,206	5,170
Share premium	45	2,890	4,926
Reserves		3,145	4,367

Total shareholders’ equity		11,241	14,463

Total liabilities and shareholders’ equity		122,516	136,651

(1)This includes € 22,220 million of borrowings from central banks (2011: € 31,133 million).

David Hodgkinson, Chairman; David Duffy, Chief Executive Officer; Catherine Woods, Director; David O’Callaghan, Company Secretary.
220

Consolidated statement of cash flows for the year ended 31 December 2012

	Notes	2012 € m	2011 € m	2010 € m

Reconciliation of loss before taxation to net cash outflow from operating activities
Loss for the year from continuing operations before taxation		(3,830)	(5,108)	(12,071)
Adjustments for:
Gain on redemption/remeasurement of subordinated liabilities and other capital instruments		–	(3,277)	(372)
(Profit)/loss on disposal of businesses		(3)	(38)	11
(Profit)/loss on disposal of property, plant and equipment	9 & 14	(2)	1	(45)
Loss on disposal of financial assets		962	322	54
Dividend income		(14)	(5)	(5)
Associated undertakings	34	(15)	1	(18)
Impairment of associated undertakings	34	5	36	–
Provisions for impairment on loans and receivables	31	2,434	7,861	6,015
(Profit)/loss on transfer on financial instruments held for sale to NAMA	8	(159)	364	5,969
Writeback of provisions/provisions for liabilities and commitments		9	(416)	1,029
Provisions for impairment on financial investments available for sale	13	86	283	74
Change in other provisions		276	80	58
Depreciation, amortisation and impairment		120	115	180
Interest on subordinated liabilities and other capital instruments	3	223	168	382
(Profit)/loss on disposal of financial investments available for sale	9	(31)	28	(88)
Amortisation of premiums and discounts		(128)	(60)	(13)
Change in prepayments and accrued income		114	(11)	(115)
Change in accruals and deferred income		153	71	(79)

		200	415	966

Change in deposits by central banks and banks		(8,456)	(17,696)	16,703
Change in customer accounts(1)		2,654	(9,796)	(22,908)
Change in loans and receivables to customers(2)		6,798	11,617	7,679
Change in NAMA senior bonds		2,438	891	–
Change in loans and receivables to banks		265	1,869	353
Change in trading portfolio financial assets/liabilities		33	(63)	85
Change in derivative financial instruments		(769)	385	210
Change in items in course of collection		13	76	(19)
Change in debt securities in issue		(4,996)	(3,174)	(15,728)
Change in notes in circulation		9	1	24
Change in other assets		254	(212)	109
Change in other liabilities		(102)	(87)	(1,564)
Effect of exchange translation and other adjustments(3)		(258)	(592)	231

Net cash outflow from operating assets and liabilities		(2,117)	(16,781)	(14,825)

Net cash outflow from operating activities before taxation		(1,917)	(16,366)	(13,859)
Taxation paid		42	15	(36)

Net cash outflow from operating activities		(1,875)	(16,351)	(13,895)
Investing activities (note a)		546	6,684	4,576
Financing activities (note b)		(160)	11,302	3,446

Change in cash and cash equivalents		(1,489)	1,635	(5,873)
Opening cash and cash equivalents		7,373	5,712	12,067
Reclassified to disposal groups and non-current assets held for sale		–	–	(716)
Effect of exchange translation adjustments		42	26	234

Closing cash and cash equivalents		5,926	7,373	5,712

Consolidated statement of cash flows (continued) for the year ended 31 December 2012

	Notes	2012 € m	2011 € m	2010 € m

(a) Investing activities
Net cash outflow on acquisition of business combinations	59	–	(3,420)	–
Purchase of financial investments available for sale	33	(5,059)	(1,760)	(6,241)
Proceeds from sales and maturity of financial investments available for sale	33	5,685	8,738	9,305
Additions to property, plant and equipment	37	(37)	(17)	(25)
Disposal of property, plant and equipment		3	2	87
Additions to intangible assets	36	(71)	(33)	(23)
Disposal of intangible assets		–	–	1
Disposal of investment in associated undertakings	18	–	–	1,467
Disposal of investment in businesses and subsidiaries(4)		11	3,169	–
Dividends received from associated undertakings		14	5	5

Cash flows from investing activities		546	6,684	4,576

(b) Financing activities
Proceeds of issue of CCNs	44	–	1,600	–
Proceeds of issue of share capital to NPRFC	45	–	5,000	3,698
Capital contributions from the Minister for Finance and the NPRFC	51	–	6,054	–
Redemption of subordinated liabilities and other capital instruments		–	(1,120)	–
Cost of redemption of capital instruments	7	–	(9)	(5)
Interest paid on subordinated liabilities and other capital instruments		(160)	(223)	(247)

Cash flows from financing activities		(160)	11,302	3,446

(1)Includes deposits placed by the NTMA € 1,127 million (2011: € 27 million; 2010: € 8 million).

(2)Includes financial assets held for sale to NAMA and loans and receivables to customers within disposal groups and non-current assets held for sale.

(3)Included within the effect of exchange translation and other adjustments are amounts in respect of pension contributions of € 236 million (2011: € 216 million; 2010: € 375 million). In addition, included within this caption is a charge of € 182 million in respect of past service costs relating to the early retirement scheme; a credit of € 29 million in respect of a curtailment gain for voluntary severance employees; and a credit of € 151 million in respect of defined benefits, all of which are non-cash movements.

(4)Includes net proceeds on the disposal of BZWBK (note 18) and proceeds on the disposal of businesses (note 15).

Consolidated statement of changes in equity for the year ended 31 December 2012

	Attributable to equity holders of parent
	Share capital	Share premium	Capital reserves	Capital redemption reserves	Revaluation reserves	Available for sale securities reserves
	€ m	€ m	€ m	€ m	€ m	€ m

At 1 January 2012	5,170	4,926	2,885	3,958	26	(1,003)
Loss for the year	–	–	–	–	–	–
Other comprehensive income (note 46)	–	–	–	–	(2)	1,295
Total comprehensive income for the year	–	–	–	–	(2)	1,295
Capital contributions (note 49)	–	–	(247)	–	–	–
Reduction of capital (notes 45 and 50)	–	(2,000)	–	(3,958)	–	–
Ordinary shares issued in lieu of dividend (note 45)	36	(36)	–	–	–	–
Share based payments	–	–	–	–	–	–

At 31 December 2012	5,206	2,890	2,638	–	24	292

	Attributable to equity holders of parent
	Cash flow hedging reserves	Revenue reserves	Foreign currency translation reserves	Treasury shares	Share based payments reserves	Total
	€ m	€ m	€ m	€ m	€ m	€ m

At 1 January 2012	229	(822)	(467)	(462)	23	14,463
Loss for the year	–	(3,647)	–	–	–	(3,647)
Other comprehensive income (note 46)	(162)	(740)	34	–	–	425
Total comprehensive income for the year	(162)	(4,387)	34	–	–	(3,222)
Capital contributions (note 49)	–	247	–	–	–	–
Reduction of capital (notes 45 and 50)	–	5,958	–	–	–	–
Ordinary shares issued in lieu of dividend (note 45)	–	–	–	–	–	–
Share based payments	–	–	–	–	–	–

At 31 December 2012	67	996	(433)	(462)	23	11,241

Consolidated statement of changes in equity for the year ended 31 December 2011

	Attributable to equity holders of parent
	Share capital	Share premium	Other equity interests	Capital reserves		Capital redemption reserves	Revaluation reserves	Available for sale securities reserves
	€ m	€ m	€ m	€ m		€ m	€ m	€ m

At 1 January 2011	3,965	5,089	239	253		–	24	(1,044)
Loss for the year	–	–	–	–		–	–	–
Other comprehensive income	–	–	–	–		–	–	41
Total comprehensive income for the year	–	–	–	–		–	–	41
Capital contributions (notes 49 and 51)	–	–	–	2,722		–	–	–
Ordinary shares issued in lieu of dividend (note 45)	163	(163)	–	–		–	–	–
Issue of ordinary shares (note 45)	5,000	–	–	–		–	–	–
Cancellation of deferred shares (notes 45 and 50)	(3,958)	–	–	–		3,958	–	–
Redemption of capital instruments (notes 7 and 48)	–	–	(239)	–		–	–	–
Share based payments	–	–	–	–		–	–	–
Extinguishment of non-controlling interests (note 52)	–	–	–	–		–	–	–
Other movements	–	–	–	(90	)(1)	–	2	–

At 31 December 2011	5,170	4,926	–	2,885		3,958	26	(1,003)

	Attributable to equity holders of parent
	Cash flow hedging reserves	Revenue reserves	Foreign currency translation reserves	Treasury shares	Share based payments reserves	Total	Non- controlling interests	Total
	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m

At 1 January 2011	437	(4,545)	(327)	(462)	30	3,659	690	4,349
Loss for the year	–	(2,312)	–	–	–	(2,312)	20	(2,292)
Other comprehensive income	(208)	(460)	(140)	–	–	(767)	(8)	(775)
Total comprehensive income for the year	(208)	(2,772)	(140)	–	–	(3,079)	12	(3,067)
Capital contributions (notes 49 and 51)	–	6,054	–	–	–	8,776	–	8,776
Ordinary shares issued in lieu of dividend (note 45)	–	–	–	–	–	–	–	–
Issue of ordinary shares (note 45)	–	–	–	–	–	5,000	–	5,000
Cancellation of deferred shares (notes 45 and 50)	–	–	–	–	–	–	–	–
Redemption of capital instruments (notes 7 and 48)	–	344	–	–	–	105	(189)	(84)
Share based payments	–	7	–	–	(7)	–	–	–
Extinguishment of non-controlling interests (note 52)	–	–	–	–	–	–	(513)	(513)
Other movements	–	90	–	–	–	2	–	2

At 31 December 2011	229	(822)	(467)	(462)	23	14,463	–	14,463

(1)See note 49.

Notes to the financial statements

Note

1	Segmental information
2	Interest and similar income
3	Interest expense and similar charges
4	Dividend income
5	Net fee and commission income
6	Net trading loss
7	Gain on redemption/remeasurement of subordinated liabilities and other capital instruments
8	Profit/(loss) on transfer of financial instruments to NAMA
9	Other operating (loss)/income
10	Administrative expenses
11	Share-based compensation schemes
12	Retirement benefits
13	Provisions for impairment on financial investments available for sale
14	Profit/(loss) on disposal of property
15	Profit/(loss) on disposal of businesses
16	Auditor’s fees
17	Taxation
18	Discontinued operations
19	Non-controlling interests in subsidiaries
20	(Loss)/earnings per share
21	Distributions on equity shares
22	Transfer of business from Anglo Irish Bank Corporation
23	Acquisition of EBS Limited (“EBS”)
24	Financial assets and financial liabilities held for sale to NAMA
25	Disposal groups and non-current assets held for sale
26	Trading portfolio financial assets
27	Derivative financial instruments
28	Loans and receivables to banks
29	Loans and receivables to customers
30	Amounts receivable under finance leases and hire purchase contracts
31	Provisions for impairment on loans and receivables
32	NAMA senior bonds
33	Financial investments available for sale
34	Interests in associated undertakings
35	Interest in Aviva Life Holdings Ireland Limited
36	Intangible assets and goodwill
37	Property, plant & equipment
38	Deferred taxation

Note

39	Deposits by central banks and banks
40	Customer accounts
41	Debt securities in issue
42	Other liabilities
43	Provisions for liabilities and commitments
44	Subordinated liabilities and other capital instruments
45	Share capital
46	Analysis of selected other comprehensive income
47	Own shares
48	Other equity interests
49	Capital reserves
50	Capital redemption reserves
51	Contributions from the Minister for Finance and the NPRFC
52	Non-controlling interests in subsidiaries
53	Memorandum items: contingent liabilities and commitments, and contingent assets
54	Off-balance sheet arrangements
55	Transfer of financial assets
56	Fair value of financial instruments
57	Classification and measurement of financial assets and financial liabilities
58	Interest rate sensitivity
59	Statement of cash flows
60	Financial assets and financial liabilities by contractual residual maturity
61	Financial liabilities by undiscounted contractual maturity
62	Report on directors’ remuneration and interests
63	Related party transactions
64	Commitments
65	Employees
66	Regulatory compliance
67	Financial and other information
68	Average balance sheets and interest rates
69	Non-adjusting events after the reporting period
70	Dividends
71	Approval of financial statements

Notes to the financial statements

1	Segmental information

The segments mentioned below reflect the internal financial reporting structure which is used by management to assess performance and allocate resources.

The segments’ performance statements include income and direct costs relating to each segment but exclude overheads which are held centrally in the Group segment. Exceptional items are shown separately. Funding and liquidity costs are based on actual wholesale funding costs incurred and a segment’s net funding requirement. Wholesale funding costs include the Irish Government’s Eligible Liabilities Guarantee (“ELG”) Scheme charges relating to wholesale funds. Net interest income also includes ELG charges directly attaching to customer deposits within a segment. Income on capital is allocated to segments based on each segment’s capital requirement. Surplus capital is held in the Group segment. The cost of services between segments and from central support functions to segments is based on the estimated actual cost incurred in providing the service.

Personal & Business Banking (“PBB”) comprises banking operations for the personal segment and small enterprises within the Republic of Ireland. The PBB segment also includes the Group’s operations in the Channel Islands and the Isle of Man.

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

EBS was acquired by AIB Group on 1 July 2011. The segment comprises banking operations for the personal segment within the Republic of Ireland. The segment view is shown on a consistent basis to other segments which differs from the legal entity basis whereby EBS wholesale treasury operations are reported as part of the Group segment and assets identified as non-core are reported as part of Non-Core.

Group includes wholesale treasury activities, unallocated costs of central services and income on capital not allocated to segments.

Non-Core comprises those assets which AIB is committed to deleveraging and losses on the transfer of loans to NAMA, together with related costs.

This segmental information reflects the Group’s operating loss before exceptional items, which are separately identified and not allocated to a segment. For 2011 and 2010, exceptional items which had been allocated to particular segments have now been represented on the same basis as 2012.

1	Segmental information (continued)

	2012
	PBB	CICB	AIB UK	EBS	Group	Total Core	Total Non- Core	Total
	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Operations by business segments
Net interest income	575	(88)	102	62	368	1,019	87	1,106
Other income/(loss)(1)	259	75	67	11	(37)	375	(57)	318

Total operating income/(loss)	834	(13)	169	73	331	1,394	30	1,424
Personnel expenses	(420)	(173)	(108)	(30)	(216)	(947)	(66)	(1,013)
General and administrative expenses	(217)	(64)	(86)	(32)	(167)	(566)	(41)	(607)
Depreciation, impairment and amortisation	(55)	(12)	(11)	(10)	(31)	(119)	–	(119)
Total operating expenses	(692)	(249)	(205)	(72)	(414)	(1,632)	(107)	(1,739)

Operating profit/(loss) before provisions	142	(262)	(36)	1	(83)	(238)	(77)	(315)
Provisions for impairment on loans and receivables	(494)	(916)	(97)	(237)	–	(1,744)	(690)	(2,434)
Provisions for liabilities and commitments	–	(4)	–	–	–	(4)	(5)	(9)
Provisions for impairment on financial investments available for sale	–	–	–	–	(84)	(84)	(2)	(86)
Total provisions	(494)	(920)	(97)	(237)	(84)	(1,832)	(697)	(2,529)

Group operating loss	(352)	(1,182)	(133)	(236)	(167)	(2,070)	(774)	(2,844)
Associated undertakings	13	–	2	–	–	15	(5)	10
Profit on disposal of property	–	–	–	–	2	2	–	2
Profit on disposal of businesses	1	–	–	–	–	1	2	3

Loss before exceptional items	(338)	(1,182)	(131)	(236)	(165)	(2,052)	(777)	(2,829)
Loss on disposal of loans								(962)
Profit on transfer of financial instruments to NAMA								159
Retirement benefit curtailment								204
Restructuring and restitution expenses								(402)
Total exceptional items								(1,001)
Loss before taxation								(3,830)

Notes to the financial statements

1	Segmental information (continued)

	2011
	PBB	CICB	AIB UK	EBS	Group	Total Core	Total Non-	Total
	€ m	€ m	€ m	€ m	€ m	€ m	Core € m	€ m

Operations by business segments
Net interest income	583	79	134	86	320	1,202	148	1,350
Other income/(loss)(1)	263	85	70	5	(22)	401	37	438

Total operating income	846	164	204	91	298	1,603	185	1,788
Personnel expenses	(441)	(163)	(126)	(18)	(117)	(865)	(70)	(935)
General and administrative expenses	(200)	(86)	(62)	(19)	(208)	(575)	(62)	(637)
Depreciation, impairment and amortisation	(57)	(14)	(7)	(5)	(30)	(113)	(2)	(115)
Total operating expenses	(698)	(263)	(195)	(42)	(355)	(1,553)	(134)	(1,687)

Operating profit/(loss) before provisions	148	(99)	9	49	(57)	50	51	101
Provisions for impairment on loans and receivables	(1,177)	(2,933)	(225)	(201)	–	(4,536)	(3,325)	(7,861)
Provisions for liabilities and commitments	–	–	–	–	(11)	(11)	(6)	(17)
Provisions for impairment on financial investments available for sale	(2)	(5)	–	–	(270)	(277)	(6)	(283)
Total provisions	(1,179)	(2,938)	(225)	(201)	(281)	(4,824)	(3,337)	(8,161)

Group operating loss	(1,031)	(3,037)	(216)	(152)	(338)	(4,774)	(3,286)	(8,060)
Associated undertakings	(39)	–	2	–	–	(37)	–	(37)
Loss on disposal of property	(1)	–	–	–	–	(1)	–	(1)
Profit on disposal of businesses	10	–	–	–	28	38	–	38

Loss from continuing operations before exceptional items	(1,061)	(3,037)	(214)	(152)	(310)	(4,774)	(3,286)	(8,060)
Loss on disposal of loans								(322)
Loss on transfer of financial instruments to NAMA								(364)
Gain on redemption/ remeasurement of subordinated debt and other capital instruments								3,277
Interest rate hedge volatility								(39)
Restructuring and restitution expenses								(33)
Writeback of provisions for NAMA loans								433
Total exceptional items								2,952
Loss before taxation from continuing operations								(5,108)

1	Segmental information (continued)

	2010
	PBB	CICB	AIB UK	Group	Total Core	Total Non-	Total
	€ m	€ m	€ m	€ m	€ m	Core € m	€ m

Operations by business segments
Net interest income	719	168	229	494	1,610	234	1,844
Other income/(loss)(1)	297	73	90	(112)	348	115	463

Total operating income	1,016	241	319	382	1,958	349	2,307
Personnel expenses	(443)	(144)	(138)	(94)	(819)	(102)	(921)
General and administrative expenses	(175)	(79)	(45)	(157)	(456)	(72)	(528)
Depreciation, impairment and amortisation	(65)	(13)	(10)	(90)	(178)	(2)	(180)
Total operating expenses	(683)	(236)	(193)	(341)	(1,453)	(176)	(1,629)

Operating profit before provisions	333	5	126	41	505	173	678
Provisions for impairment on loans and receivables	(736)	(1,557)	(121)	–	(2,414)	(3,601)	(6,015)
Provisions for liabilities and commitments	–	–	–	–	–	–	–
Provisions for impairment on financial investments available for sale	(2)	(7)	–	(54)	(63)	(11)	(74)
Total provisions	(738)	(1,564)	(121)	(54)	(2,477)	(3,612)	(6,089)

Group operating (loss)/profit	(405)	(1,559)	5	(13)	(1,972)	(3,439)	(5,411)
Associated undertakings	16	–	2	–	18	–	18
Profit on disposal of property	–	–	–	46	46	–	46
Loss on disposal of businesses	–	–	–	(11)	(11)	–	(11)

(Loss)/profit from continuing - operations before exceptional items	(389)	(1,559)	7	22	(1,919)	(3,439)	(5,358)
Loss on disposal of loans							(54)
Loss on transfer of financial instruments to NAMA							(5,969)
Gain on redemption of subordinated debt and other capital instruments							372
Interest rate hedge volatility							(13)
Restructuring and restitution expenses							(20)
Provisions for NAMA loans							(1,029)
Total exceptional items							(6,713)
Loss before taxation from continuing operations							(12,071)

(1)Gain on redemption of subordinated liabilities and other capital instruments of Nil (2011: € 3,277 million; 2010: € 372 million) is recorded within the Group segment (note 7).

Notes to the financial statements

1	Segmental information (continued)

Other amounts - statement of financial position

	2012
	PBB	CICB	AIB UK	EBS	Group	Total Core	Total Non-	Total
	€ m	€ m	€ m	€ m	€ m	€ m	Core € m	€ m

Loans and receivables to customers	26,794	16,290	8,341	12,322	–	63,747	9,225	72,972
Loans and receivables held for sale	–	–	–	–	–	–	353	353
Interests in associated undertakings	25	–	12	–	–	37	15	52
Total assets	29,265	16,500	13,174	12,399	41,291	112,629	9,887	122,516
Customer accounts	26,949	14,541	10,864	10,117	1,111	63,582	28	63,610
Total liabilities(1)	31,676	14,680	12,273	10,460	42,026	111,115	160	111,275
Capital expenditure	57	2	4	3	35	101	7	108

	2011
	PBB	CICB	AIB UK	EBS	Group	Total Core	Total Non-	Total
	€ m	€ m	€ m	€ m	€ m	€ m	Core € m	€ m

Loans and receivables to customers	27,013	19,638	8,998	13,101	–	68,750	13,790	82,540
Loans and receivables held for sale	–	–	–	–	–	–	1,191	1,191
Interests in associated undertakings	24	–	12	–	–	36	14	50
Total assets	31,198	19,769	13,398	13,682	43,458	121,505	15,146	136,651
Customer accounts	28,150	13,801	10,220	8,476	–	60,647	27	60,674
Total liabilities(1)	32,234	14,019	11,399	8,817	55,420	121,889	299	122,188
Capital expenditure	49	1	–	–	–	50	–	50

1	Segmental information (continued)

	2012
	Republic of	United	North	Rest of the	Total
Geographic information(2)(3)	Ireland € m	Kingdom € m	America € m	world € m	€ m

Net interest income	934	174	(2)	–	1,106
Other income/(loss)(4)(5)	(716)	309	(70)	(8)	(485)
Non-current assets(6)	489	30	1	–	520

	2011
	Republic of	United	North	Rest of the	Total
	Ireland	Kingdom	America	world
Geographic information(2)(3)	€ m	€ m	€ m	€ m	€ m

Net interest income	1,131	199	18	2	1,350
Other income/(loss)(4)(5)	3,347	(315)	(17)	(25)	2,990
Non-current assets(6)	493	41	2	–	536

	2010
	Republic of	United	North	Rest of the	Total
	Ireland	Kingdom	America	world
Geographic information(2)(3)	€ m	€ m	€ m	€ m	€ m

Net interest income	1,397	390	49	8	1,844
Other (loss)/income(4)(5)	(5,091)	(169)	43	16	(5,201)
Non-current assets(6)	491	47	2	1	541

Revenue from external customers comprises interest income (note 2); fee income (note 5) and trading loss (note 6).

(1)The fungible nature of liabilities within the banking industry inevitably leads to allocations of liabilities to segments, some of which are necessarily subjective. Accordingly, the directors believe that the analysis of total assets is more meaningful than the analysis of liabilities.

(2)The geographical distribution of net interest and other income/(loss) is based primarily on the location of the office recording the transaction.

(3)For details of significant geographic concentrations, see 3.1 Credit risk.

(4)Loss on disposal of financial assets to NAMA is recorded within the Republic of Ireland and United Kingdom.

(5)Gain on redemption of subordinated liabilities and other capital instruments is recorded in Republic of Ireland.

(6)Non-current assets comprise intangible assets and goodwill, and property, plant and equipment.

Notes to the financial statements

2 Interest and similar income	2012 € m	2011 € m	2010 € m

Interest on loans and receivables to customers	2,976	3,418	3,837
Interest on loans and receivables to banks	31	69	55
Interest on trading portfolio financial assets	1	2	2
Interest on NAMA senior bonds	329	348	29
Interest on financial investments available for sale	579	592	686

	3,916	4,429	4,609

Interest income includes a credit of € 217 million (2011: credit of € 199 million; 2010: credit of € 526 million) removed from other comprehensive income in respect of cash flow hedges.

Total interest income calculated using the effective interest method reported above that relates to financial assets not carried at fair value through profit or loss is € 3,915 million (2011: € 4,427; 2010: € 4,607 million).

Interest income includes a credit of € 392 million (2011: € 236 million; 2010: € 277 million) in respect of the discount unwind on impaired loans.

3 Interest expense and similar charges	2012 € m	2011 € m	2010 € m

Interest on deposits by central banks and banks	252	600	375
Interest on customer accounts	1,823	1,700	1,313
Interest on debt securities in issue	512	611	695
Interest on subordinated liabilities and other capital instruments	223	168	382

	2,810	3,079	2,765

Interest expense includes a charge of € 128 million (2011: charge of € 66 million; 2010: charge of € 135 million) removed from other comprehensive income in respect of cash flow hedges.

Included within interest expense is € 388 million (2011: € 488 million; 2010: € 306 million) in respect of the Irish Government’s Eligible Liabilities Guarantee (“ELG”) Scheme.

Total interest expense calculated using the effective interest method reported above that relates to financial liabilities not carried at fair value through profit or loss is € 2,810 million (2011: € 3,079 million; 2010: € 2,765 million).

4	Dividend income

Dividend income relates to income from equity shares held as financial investments available for sale and amounts to € 1 million (2011: € 4 million; 2010: € 1 million).

5 Net fee and commission income	2012 € m	2011 € m	2010 € m

Retail banking customer fees	321	336	367
Credit related fees	33	50	94
Asset management and investment banking fees	14	58	81
Brokerage fees	–	–	18
Insurance commissions	28	26	25
Fee and commission income	396	470	585

Irish Government Guarantee Scheme expense(1)	–	–	(51)
Other fee and commission expense(2)	(29)	(29)	(37)
Fee and commission expense	(29)	(29)	(88)
	367	441	497

(1)Represents the charge in respect of the Credit Institutions (Financial Support) (“CIFS”) Scheme which expired in 2010.

(2)Other fee and commission expense includes ATM expenses of € 8 million (2011: € 12 million; 2010: € 14 million) and credit card commissions of € 12 million (2011: € 11 million; 2010: € 11 million).

6 Net trading loss	2012 € m	2011 € m	2010 € m

Foreign exchange contracts	45	52	22
Debt securities and interest rate contracts	(75)	(91)	(183)
Credit derivative contracts	(38)	(71)	(41)
Equity securities and index contracts(1)	(32)	(3)	1

	(100)	(113)	(201)

(1)The mark to market loss on put options, held by AIB and Aviva for the sales of ALH and Ark Life respectively, amounted to € 32 million (2011: € 8 million) (note 35).

The total hedging ineffectiveness on cash flow hedges reflected in the income statement amounted to a charge of € 7 million (2011: charge of € 3 million; 2010: charge of € 2 million) and is included in net trading loss.

7	Gain on redemption/remeasurement of subordinated liabilities and other capital instruments

2012

There were no redemptions of subordinated liabilities or other capital instruments in 2012.

2011

The Group was involved in a number of initiatives to increase its core tier 1 capital from 2009 onwards. In this regard, in January and June 2011, the Group completed offers to purchase for cash certain capital instruments. In addition, the date for settlement of three further instruments was 22 July 2011. These offers to purchase for cash, accounted for under IAS 39, met the requirements to be treated as an extinguishment of the original instruments.

January

This transaction comprised a tender offer by AIB for cash for certain of its tier 2 capital instruments denominated in various currencies. These instruments were purchased at 30% of their face value. It resulted in a total gain of € 1,534 million (€ 1,534 million after taxation) all of which was recorded in the income statement.

June

On 14 April 2011, the High Court issued a Subordinated Liabilities Order under section 29 of the Credit Institutions (Stabilisation) Act 2010 (the “SLO”), with the consent of AIB. The SLO changed the terms of all outstanding instruments resulting in a gain for AIB.

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

In relation to instruments settled on or before 30 June 2011 a gain amounting to € 1,343 million (€ 1,312 million after taxation) was recognised in the income statement and a gain amounting to € 387 million (€ 344 million after taxation) was recognised directly in equity.

At 30 June 2011, balances remained outstanding on six instruments. Since the terms of these instruments changed arising from the SLO which was effective from 22 April 2011, the original liabilities were derecognised and new liabilities recognised, with their remeasurement based on fair value. A gain of € 396 million arising on derecognition of the original liabilities/initial recognition of the new liabilities was recognised in the income statement. Three of the remaining instruments were settled on 22 July 2011.

The subordinated liabilities and other capital instruments of the Group are set out in note 44. Both the RCI and the LPI were redeemed in full during 2011.

Notes to the financial statements

7	Gain on redemption/remeasurement of subordinated liabilities and other capital instruments (continued)

The table below sets out the gain on redemption/remeasurement of subordinated liabilities and other capital instruments in the year to 31 December 2011.

	2011
	Redemption	Remeasurement	Total
	€ m	€ m	€ m
Carrying value of subordinated liabilities and other capital instruments at redemption/remeasurement	4,286	108	4,394
Carrying value of other equity interests and non-controlling interests at redemption	428	–	428
	4,714	108	4,822
Consideration paid on redemption of subordinated liabilities and other capital instruments	(1,079)	–	(1,079)
Consideration paid on redemption of other equity interests and non-controlling interests	(41)	–	(41)
Costs	(9)	–	(9)
Fair value on remeasurement of subordinated liabilities and other capital instruments	–	(29)	(29)
	(1,129)	(29)	(1,158)
Gain on redemption/remeasurement	3,585	79	3,664

Of which recognised in:
Income statement			3,277 (1)
Equity			387 (2)
			3,664

(1) € 3,246 million after taxation.

(2) € 344 million after taxation.

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

The following table sets out the carrying value, the consideration given including costs, and the gain on exchange:

2010 € m

Carrying value of instruments exchanged	2,212
Carrying value of new instruments issued including costs	(1,840)

Gain on exchange of subordinated liabilities	372

These instruments were exchanged at discounts ranging from 9% to 26%. The gain of € 372 million (€ 372 million after taxation) was recorded in the income statement.

8 Profit/(loss) on transfer of financial instruments to NAMA

Following the enactment of the NAMA Act (‘the Act’) in November 2009 and the designation of AIB as a participating institution under the Act in February 2010, financial instruments transferred to NAMA during 2010 and 2011. The consideration received was in the form of Government Guaranteed Floating Rate Notes (senior bonds) and Floating Rate Perpetual Subordinated Bonds (subordinated bonds) issued by NAMA which were initially measured at fair value (note 56).

Whilst these transfers were practically complete at 31 December 2011, a provision was made in respect of adjustments to transfers which had not settled at that date (note 43).

The following table sets out details of the profit/loss arising in 2012, 2011 and 2010:

	2012
	Net carrying value € m	Fair value of consideration € m	Profit on transfer € m
Adjustment to previous transfers
Financial instruments returned by NAMA	44	(21)	23
Other adjustments to transfers(1)			136
Total			159

(1)During 2012, NAMA resolved certain issues in relation to loans and receivables which had transferred during 2010 and 2011. This resulted in the release of provisions amounting to € 155 million which were offset by a charge of € 19 million for Section 93 claims under the NAMA Act.

	2011
	Net carrying value € m	Fair value of consideration € m	Loss on transfer € m

Transfers to NAMA	(1,232)	783	(449)
Adjustments to 2011 transfers	(55)	(83)	(138)

	(1,287)	700	(587)
Utilisation of provision for liabilities and charges			587
Writeback of provision for servicing liability			43
Adjustment to 2010 transfers
Financial instruments returned by NAMA	40	(27)	13
Adjustments to 2010 transfers	(179)	(257)	(436)
	(139)	(284)	(423)

EBS transfers to NAMA	(36)	35	(1)
Adjustments to EBS 2010 transfers	–	17	17
	(36)	52	16

Total			(364)

	2010
	Net carrying value € m	Fair value of consideration € m	Loss on transfer € m

Transfers to NAMA	(14,010)	8,084	(5,926)
Provision for servicing liability			(43)

Total			(5,969)

Notes to the financial statements

8	Profit/(loss) on transfer of financial instruments to NAMA (continued)

The following table analyses the overall impact of financial instruments, both transferred and held for sale to NAMA(1) in the consolidated income statement:

	2012 € m	2011 € m	2010 € m

Included within
Profit/(loss) on transfer of financial instruments to NAMA	159	(364)	(5,969)
Administrative expenses (note 10)	(3)	(28)	(21)
Provisions for impairment of loans and receivables	–	(87)	(1,497)
Provisions for liabilities and commitments(2)	–	–	(1,029)
Release of surplus provision	–	433	–

	156	(46)	(8,516)

(1)Excludes amounts relating to interest income, related funding and other income on the underlying financial instruments.

(2)At 31 December 2010, the transfer in 2011 of certain loans to NAMA was deemed to be unavoidable, accordingly a provision was made for the expected discount based on the loans identified for transfer and the haircut that NAMA had communicated would be applied to such loans (note 43).

Adjustments to transfers have been settled either through cash settlements, a return or issue of NAMA senior and subordinated bonds, or the creation of a receivable or a NAMA provision.

9 Other operating (loss)/income	2012 € m	2011 € m	2010 € m

Loss on disposal of loans and receivables to customers(1)	(962)	(322)	(54)
Profit/(loss) on disposal of available for sale debt securities	25	(36)	75
Profit on disposal of available for sale equity securities	6	8	13
Miscellaneous operating income(2)	19	95	65

	(912)	(255)	99

(1)Loss on disposal of loans and receivables to customers includes the impact of deleveraging non-core assets of € 532 million (2011: loss € 322 million) and a loss of € 430 million arising on the transfer of loans at fair value to an SPV, now controlled by the pension scheme (note 12).

(2)Miscellaneous operating income includes:

–	Foreign exchange gains and losses Nil (2011: credit of € 40 million; 2010: credit of € 8 million).

–	Loss on disposal of equipment Nil (2011: Nil; 2010: loss of € 1 million).

–	Legal proceedings Nil (2011: credit of € 61 million; 2010: Nil).

–	€ 2 million charge relating to terminated cash flow hedges which has been removed from equity (2011: charge of € 18 million; 2010: credit of € 12 million).

10 Administrative expenses	2012 € m	2011 € m	2010 € m

Personnel expenses:
Wages & salaries	786	757	722
Termination benefits(1)	300	–	–
Retirement benefits(2) (note 12)	(130)	48	92
Social security costs	85	80	74
Other personnel expenses	68	50	33
	1,109	935	921
General and administrative expenses(3)	708	670	548

	1,817	1,605	1,469

(1)On 21 May 2012, AIB announced the specific terms of a voluntary severance programme which includes both an early retirement scheme and a voluntary severance scheme. At 31 December 2012, a charge of € 293 million has been made to the income statement in respect of termination benefits arising from the voluntary severance programme. This amount comprises € 182 million in respect of past service costs relating to the early retirement scheme and € 140 million relating to the voluntary severance scheme (notes 12 and 43) and a credit of € 29 million in respect of a pension curtailment gain for voluntary severance employees. In addition, a provision of € 7 million has been made in respect of other termination benefits, principally, in the Isle of Man/Channel Islands.

(2)Comprises a credit of € 151 million relating to defined benefit expense (2011: charge of € 29 million; 2010: charge of € 72 million), a defined contribution expense charge of € 13 million (2011: € 12 million; 2010: € 13 million) and a long term disability payments expense charge of € 8 million (2011: € 7 million; 2010: € 7 million) (note 12).

(3)Includes external costs relating to the transfer of financial instruments to NAMA that amounted to € 3 million (2011: € 28 million; 2010: € 21 million).

Employee numbers by market segment are set out in note 65.

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

(i) The AIB Group Share Option Scheme;

(ii) Employees’ Profit Sharing Schemes;

(iii) AIB Save As You Earn (SAYE) Share Option Scheme UK; and

(iv) AIB Group Performance Share Plan 2005.

At 31 December 2012, the ordinary shares of Allied Irish Banks, p.l.c. were trading at € 0.05 per share, accordingly, there is no expectation that outstanding options will be exercised.

(i) AIB Group Share Option Scheme

The following disclosures regarding the “AIB Group Share Option Scheme” (the ‘2000 Scheme’) relate to both AIB Group and to Allied Irish Banks, p.l.c Options were last granted under this scheme in 2005, and these options vested in 2008 based on the 2007 earnings per share out-turn, and are exercisable up to 2015, however, as these options are deeply out of the money, there is no expectation that they will be exercised.

The following table summarises the share option scheme activity over each of the years ended 31 December 2012, 2011 and 2010.

	2012		2011		2010
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	’000	€	’000	€	’000	€
Outstanding at 1 January	8,353.7	13.62	10,910.0	13.27	11,048.6	13.28
Exercised	–	–	–	–	–	–
Forfeited/lapsed	(2,607.2)	13.58	(2,556.3)	12.13	(138.6)	13.77
Outstanding at 31 December	5,746.5	13.64	8,353.7	13.62	10,910.0	13.27
Exercisable at 31 December	5,746.5	13.64	8,353.7	13.62	10,910.0	13.27

Notes to the financial statements

11  Share-based compensation schemes (continued)

(ii) Employees’ Profit Sharing Schemes

The Company operates the “AIB Approved Employees’ Profit Sharing Scheme 1998” (‘the Scheme’) on terms approved by the shareholders at the 1998 Annual General Meeting. All employees, including executive directors of the Company and certain subsidiaries are eligible to participate, subject to minimum service periods and being in employment on the date on which an invitation to participate is issued. The Directors, at their discretion, may set aside each year, for distribution under the Scheme, a sum not exceeding 5% of eligible profits of participating companies. No shares have been awarded under this Scheme since 2008.

A Share Ownership Plan (‘the Plan’) operates in the UK in place of a profit sharing scheme whereby employees may be awarded free shares. When the Plan was set up in 2002, it was on the basis that it would operate for a maximum period of 10 years. As this 10 year period has now come to an end, no further share awards or purchases can be made under the Plan. No shares have been awarded since 2008 under the Free Share category.

The following table summarises activity in the Free Share category during 2012, 2011 and 2010.

	2012	2011	2010
	Number of shares ’000	Number of shares ’000	Number of shares ’000
Outstanding at 1 January	464.1	725.1	992.0
Granted	–	–	–
Forfeited	–	(1.6)	(8.1)
Vested	(269.0)	(259.4)	(258.8)
Outstanding at 31 December	195.1	464.1	725.1

(iii) AIB Save As You Earn (SAYE) Share Option Scheme UK

The Company operated a Save As You Earn Share Option Scheme (‘the Scheme’) in the UK. The Scheme was open to all employees of AIB Group in the UK who had completed six months continuous service at the date of grant. Options were last granted under this scheme in 2008.

The following table summarises activity during 2012, 2011 and 2010 for the SAYE Share Option Scheme UK.

	2012		2011		2010
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	’000	€	’000	€	’000	€
Outstanding at 1 January	0.4	10.13	18.3	10.84	35.3	15.58
Granted	–	–	–	–	–	–
Forfeited/lapsed	(0.4)	10.13	(17.9)	10.52	(17.0)	14.69
Exercised	–	–	–	–	–	–
Outstanding at 31 December	–	–	0.4	10.13	18.3	10.84
Exercisable at 31 December	–	–	0.4	10.13	1.7	17.93

(iv) AIB Group Performance Share Plan 2005

This Plan was approved by the shareholders at the 2005 AGM. Conditional grants of awards of ordinary shares are made to employees. There were no conditional grants outstanding at the end of December 2011 and there were no awards of performance shares in 2012.

Income statement expense

The total expense arising from share-based payment transactions amounted to Nil for the year ended 31 December 2012 (2011: Nil; 2010: Nil).

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

At the year end, the Irish scheme has approximately 10,300 active members, 3,800 deferred members and 3,500 pensioners. Of the active members of the Irish scheme, c. 3,000 are non-hybrid scheme members and c. 7,300 are hybrid scheme members. Also, in the Republic of Ireland, there are three EBS schemes with a total membership of 534 active members, 420 deferred members and 57 pensioners. 50 per cent. of staff in the UK are active members of the UK scheme. Retirement benefits for the defined benefit schemes are calculated by reference to service and pensionable salary averaged over the final five years (EBS scheme: pensionable salary in final year), subject to certain conditions.

Voluntary Severance Programme

On 21 May 2012, the Group announced the specific terms of a voluntary severance programme which included an early retirement scheme. During 2012, 976 employees left AIB under the Group’s Irish early retirement scheme, and approximately 160 Irish early retirements are expected in 2013. The Group has recognised a past service cost in the income statement and an increase in the benefit obligation of € 146 million (31 December 2011: Nil) for the Group’s Irish early retirement scheme.

In addition, 294 employees left under the Group’s UK early retirement scheme and approximately 38 UK early retirements are expected in 2013. The Group has recognised a past service cost in the income statement and an increase in the benefit obligation of € 36 million (31 December 2011: Nil) in respect of the Group’s UK early retirement scheme.

During 2012, there were 380 leavers from the Irish scheme under the Group’s voluntary severance scheme, with further voluntary severances expected for 2013. These have led to the recognition of a curtailment gain of € 29 million in the income statement.

Pay and Benefits Review

The Group announced a Pay and Benefits review on 14 June 2012. The main proposed change is the closure of all defined benefit pension schemes to future accrual and the transfer of all employees who are currently members of a defined benefit pension scheme (including hybrid arrangements) to a DC pension scheme. This change will have no impact on the benefits accrued up to the date of transfer. The impact of this proposed closure of the defined benefit schemes to future accrual has not been recognised as this change had not occurred by 31 December 2012 and was still subject to discussions with relevant parties.

Under the Pay and Benefits review, the payment of retirees’ club subscriptions and the provision of a preferential interest rate on retirees’ and future retirees’ deposit accounts ceased. The liability of € 24 million previously recognised for these benefits was released to the income statement. In 2011, the Group decided to no longer pay club subscriptions for future retirees. Accordingly, the liability of € 26 million previously recognised for this benefit was credited to the income statement as a curtailment gain in 2011.

In 2012, the Group affirmed its approach to the funding of the Irish pension scheme. This led to a reduction of the defined benefit obligation of € 204 million and a credit to the income statement as a negative past service cost.

Notes to the financial statements

12  Retirement benefits (continued)

Contributions

The Irish scheme is funded by a contribution rate of 16.0 per cent. of pensionable salaries with effect from 1 January 2011. Members of the Irish scheme contribute 5 per cent. of pensionable salary except for those who do not contribute in return for lower benefits.

On 31 July 2012, AIB entered into a Contribution Deed with the Trustee of the Irish scheme whereby it agreed to make contributions to the scheme to enable the Trustee ensure that the regulatory Minimum Funding Standard position of non-pensioner members of the Pension scheme was not affected by the agreed early retirement scheme. These contributions, amounting to € 594 million, were settled through the transfer to the Irish scheme of interests in an SPV owning loans and receivables previously transferred at fair value from the Group.

During 2012, AIB also transferred € 115 million into the Irish scheme to fund the Irish early retirement scheme as part of AIB’s voluntary severance/early retirement cost saving initiative. In addition, AIB transferred € 25 million into the UK scheme to fund the UK early retirement scheme.

The UK scheme is funded by a contribution rate of 30.8 per cent. of pensionable salaries together with quarterly payments of Stg£ 9.7 million from 1 April 2016 increasing to Stg£ 12.6 million by 1 April 2024. A payment of Stg£ 50.8 million was paid into the UK scheme in December 2010 and a further Stg£ 102 million was paid in January 2011. Those sums are part of a schedule of contributions agreed between the Group and the Trustees and accepted by the Pensions Regulator in the United Kingdom. Members of the UK scheme contribute 5 per cent. of pensionable salary except for those who do not contribute in return for lower benefits.

The total contributions to all defined benefit pension schemes operated by the Group in 2013 is estimated to be € 215 million. As already stated, the Group is planning to close the defined benefit pension schemes to future accrual. However, as the date of closure to future accrual is uncertain, included in the estimate is an amount based on the assumption that the defined benefit pension schemes will remain open for the full year 2013. Approval was received from the Pensions Board in 2013 in relation to a funding plan with regard to regulatory Minimum Funding Standard requirements of the Irish scheme.

Pension Levy

The Irish Finance (No 2) Act 2011, which was signed into law in June 2011, imposed an annual levy of 0.6% on the market value of assets under management in Irish pension schemes, for the years 2011 to 2014 (inclusive). A levy of € 16 million (2011: € 16 million) was paid in respect of Irish defined benefit schemes. A levy of € 2 million (2011: € 2 million) was paid in respect of Irish defined contribution schemes. The payment of the levy in respect of Irish defined benefit schemes was incorporated into the expected return on pension scheme assets for 2012. In 2011, the payment of the levy was included as part of the actuarial loss on assets.

Valuations

Independent actuarial valuations for the main Irish and UK schemes are carried out on a triennial basis by the Schemes’ actuary, Mercer. The last such valuations were carried out as at 30 June 2009 using Projected Unit Methods. The Irish scheme and the UK scheme are due to finalise actuarial valuations as at 30 June 2012 and 31 December 2011 respectively by 31 March 2013. Actuarial valuations are available for inspection by the members of the schemes.

Change in estimate

During the year, the Group, with input from its actuary, refined its estimate of the discount rate used for the computation of the defined benefit liabilities. The refinement included a significant extension of the bond data included in the population from which the discount rate is derived, as well as a refinement of the approach used to extrapolate the available bond data out to the duration of the pension scheme obligations.

The discount rate for euro schemes for 2011 would have been 4.9% under the refined methodology, a decrease of 0.2%. This change in discount rate at 31 December 2011, would have resulted in an increase in the present value of the euro schemes’ liabilities of € 126 million.

12  Retirement benefits (continued)

Financial assumptions

The following table summarises the financial assumptions adopted in the preparation of these financial statements in respect of the main schemes at 31 December 2012 and 2011. The assumptions, including the expected long-term rate of return on assets, have been set based upon the advice of the Group’s actuary.

Financial assumptions	2012%	2011%

Irish scheme
Rate of increase in salaries(1)	3.00	3.20
Rate of increase of pensions in payment(2)	1.60	2.00
Expected return on scheme assets	4.49	5.92
Discount rate	4.00	5.10
Inflation assumptions	2.00	2.00

UK scheme
Rate of increase in salaries(1)	2.90	3.60
Rate of increase of pensions in payment	2.90	3.00
Expected return on scheme assets	4.90	5.20
Discount rate	4.50	4.70
Inflation assumptions (RPI)	2.90	3.00

Other schemes
Rate of increase in salaries	3.0 – 3.5	3.2 – 3.6
Rate of increase of pensions in payment	0.0 – 3.0	0.0 – 3.0
Expected return on scheme assets	3.7 – 7.5	5.5 – 8.0
Discount rate	4.0 – 4.5	4.7 – 5.6
Inflation assumptions	2.0 – 2.9	2.0 – 3.0

(1)The rate of increase in salaries includes the impact of salary scale improvements.

(2)Nil for the next 5 years and 2% per annum thereafter.

Mortality assumptions

The life expectancies underlying the value of the scheme liabilities for the Irish and UK schemes at 31 December 2012 and 2011 are shown in the following table:

	Life expectancy - years
	Irish scheme		UK scheme
	2012	2011	2012	2011
Retiring today age 63
Males	25.2	22.5	26.2	24.6
Females	26.7	25.6	28.4	26.9
Retiring in 10 years at age 63
Males	26.6	25.5	27.3	25.7
Females	27.8	28.6	29.6	28.2

The mortality assumptions for the Irish and UK schemes were updated in 2012. The table shows that a member of the Irish scheme retiring at age 63 on 31 December 2012 is assumed to live on average for 25.2 years for a male (26.2 years for the UK scheme) and 26.7 years for a female (28.4 years for the UK scheme). There will be variation between members but these assumptions are expected to be appropriate for all members. The table also shows the life expectancy for members aged 53 on 31 December 2012 who will retire in ten years. Younger members are expected to live longer in retirement than those retiring now, reflecting a decrease in mortality rates in future years due to advances in medical science and improvements in standards of living.

Notes to the financial statements

12  Retirement benefits (continued)

Sensitivity analysis for principal assumptions used to measure scheme liabilities

There are inherent uncertainties surrounding the financial assumptions adopted in calculating the actuarial valuation of the pension schemes. Set out in the table below is a sensitivity analysis for the key assumptions for the Irish scheme and the UK scheme.

Note that the changes in assumptions are independent of each other i.e. the effect of the reflected change in the discount rate assumes that there has been no change in the rate of mortality assumption and vice versa.

Assumption	Change in assumption	Impact on scheme liabilities(1)
		Irish scheme	UK scheme
Inflation	Increase by 0.25%	Increase by 2.7%	Increase by 4.7%
Salary growth	Increase by 0.25%	Increase by 1.3%	Increase by 1.2%
Discount rate	Increase by 0.25%	Decrease by 4.7%	Decrease by 5.5%
Rate of mortality	Increase life expectancy by 1 year	Increase by 2.5%	Increase by 2.9%

(1)Scheme liabilities: Irish scheme € 4,165 million, UK scheme € 1,140 million.

Fair value of scheme assets

The following table sets out on a combined basis for all schemes, the fair value of the assets held by the schemes together with the long-term rate of return expected for each class of asset for the Group. The expected rates of return on individual asset classes are estimated using current and projected economic and market factors at the measurement date in consultation with the Group’s actuaries.

Under IAS 19 Employee Benefits (revised), which the Group will adopt from 1 January 2013, the expected return on assets is replaced with an interest cost on assets which is set equal to the discount rate at the measurement date.

	2012				2011
	Long term rate of return expected	Value		Scheme assets	Long term rate of return expected	Value		Scheme assets
	%	€ m		%	%	€ m		%
Equities	6.1	2,156		46	7.0	2,325		62
Bonds	3.0	1,543		32	3.1	1,035		27
Mortgage portfolio	5.0	570		12	–	–		–
Property	5.6	204		4	5.5	204		5
Cash/other	3.8	301		6	4.2	235		6
Total market value of assets	4.8	4,774		100	5.7	3,799		100
Actuarial value of liabilities of funded schemes		(5,552)				(4,529)
Deficit in the funded schemes		(778	)(1)			(730	)(1)
Unfunded deferred benefit obligation		(11)				(33)
Net pension deficit		(789)				(763)

(1)Of which € 673 million deficit relates to the Irish scheme, € 30 million deficit relates to the UK scheme, € 62 million deficit relates to the EBS schemes and € 13 million deficit relates to other schemes (2011: € 754 million deficit relates to the Irish scheme, € 69 million surplus relates to the UK scheme, € 28 million deficit relates to the EBS schemes and € 17 million deficit relates to other schemes).

At 31 December 2012, the Group pension scheme assets included AIB shares amounting to Nil (2011: Nil). Included in the actuarial value of the liabilities is an amount in respect of commitments to pay annual pensions amounting to € 104,234 (2011: € 109,813) in aggregate to a number of former directors or the spouses of deceased former directors.

12  Retirement benefits (continued)

Defined benefit expense

The following table sets out the components of the defined benefit expense for each of the three years ended 31 December 2012, 2011 and 2010:

	2012 € m	2011 € m	2010 € m

Included in administrative expenses:
Current service cost	79	70	69
Past service cost	(218)	3	4
Expected return on pension scheme assets	(227)	(235)	(215)
Interest on pension scheme liabilities	223	217	214
Curtailment	(8)	(26)	–

Cost of providing defined retirement benefits	(151)	29	72

The actual return on scheme assets during the year ended 31 December 2012 was € 379 million (2011: € 2 million; 2010: € 328 million).

Movement in defined benefit obligation and scheme assets

The following tables set our the movement in the defined benefit obligation and scheme assets during 2012 and 2011:

Movement in defined benefit obligation	2012 € m	2011 € m

Defined benefit obligation at beginning of year	4,562	3,939
Acquisition during the year	–	126
Current service cost	79	70
Past service cost – Termination benefits	182	–
– Other	(218)	3
Interest cost	223	217
Contributions by employees	20	18
Actuarial losses	1,010	301
Benefits paid	(280)	(119)
Curtailment – Termination	(29)	–
– Other	(8)	(26)
Translation adjustment on non-euro schemes	22	33

Defined benefit obligation at end of year	5,563	4,562

Movement in the scheme assets	2012 € m		2011 € m

Fair value of scheme assets at beginning of year	3,799		3,539
Acquisition during the year	–		109
Expected return(1)	227		235
Actuarial gains and (losses)	152		(233)
Contributions by employer	830	(2)	216
Contributions by employees	20		18
Benefits paid	(279)		(119)
Translation adjustment on non-euro schemes	25		34

Fair value of scheme assets at end of year	4,774		3,799

(1)Includes payment of pension levy.

(2)Includes the transfer to the Irish scheme of interests in an SPV owning loans and receivables previously transferred at fair value from the Group.

Notes to the financial statements

12  Retirement benefits (continued)

Amount recognised in the statement of comprehensive income

The following table sets out an analysis of the amount recognised in the statement of comprehensive income for the years ended 31 December 2012, 2011 and 2010:

	2012 € m		2011 € m	2010 € m

Actual return less expected return on pension scheme assets	152		(233)	113
Experience gains and losses on scheme liabilities	(81)		31	107
Changes in demographic and financial assumptions	(929	)(1)	(332)	(217)

Actuarial (loss)/gain recognised	(858)		(534)	3
Deferred tax	118		70	(2)

Recognised in the consolidated statement of comprehensive income (2)	(740)		(464)	1

(1)Principally due to reduction in discount rate and updating of mortality assumptions in 2012.

(2)The Group’s share of recognised (losses)/gains in associated undertakings, includes an actuarial gain of Nil for the year ended 31 December 2012 (2011: an actuarial gain of € 4 million; 2010: an actuarial loss of € 13 million) (note 46).

History of experience gains and losses

The following table sets out an analysis of the gains and losses for the defined benefit schemes for the years ended 31 December 2008 to 31 December 2012:

	2012 € m	2011 € m	2010 € m	2009 € m	2008 € m

Difference between expected and actual return on scheme assets:
Amount	152	(233)	113	150	(1,367)
Percentage of scheme assets	3%	6%	3%	5%	55%
Experience gains and losses on scheme liabilities:
Amount	(81)	31	107	122	(51)
Percentage of scheme liabilities	1%	1%	3%	3%	1%
Total gross amount recognised in SOCI(1):
Amount	(858)	(534)	3	180	(807)
Percentage of scheme liabilities	15%	12%	0%	5%	22%

(1)Statement of comprehensive income.

Defined benefit pension schemes

An analysis of the pension deficit for the years ended 31 December 2008 to 31 December 2012 is set out in the following table:

	2012 € m	2011 € m	2010 € m	2009 € m	2008 € m

Funded defined benefit obligation	5,552	4,529	3,883	3,595	3,548
Scheme assets	4,774	3,799	3,539	2,939	2,499

Deficit within funded schemes	778	730	344	656	1,049
Unfunded defined benefit obligation	11	33	56	58	56

Deficit within schemes	789	763	400	714	1,105

12  Retirement benefits (continued)

IAS 19 Employee Benefits (revised)

On 16 June 2011, the IASB published an amended IAS 19 Employee Benefits. The changes are effective from 1 January 2013. The application of this amended standard is retrospective.

The main changes are as follows:

–	Introduction of enhanced disclosures about defined benefit plans;
–	Disaggregation of defined benefit costs into various components;
–	Changes as regards the recognition of curtailments, past service costs and termination costs;
–	Replacement of interest cost and expected return on assets with a net interest cost on the net defined benefit liability (asset); and
–	Recognition of all administration expenses, with the exception of costs associated with management of scheme assets, in profit or loss.

Based on the assumption that the defined benefit schemes will remain open for the full year 2013, the Group estimates that the adoption of IAS 19 revised will increase its retirement benefit charge for 2013 by c. € 20 million. In addition, the adoption of IAS 19 revised will require the restatement in 2013 of 2012 comparative amounts. Accordingly, a charge for termination benefits of € 130 million which was recognised in 2012, will be recognised in 2013.

Defined contribution schemes

The Group operates a number of DC schemes. The defined benefit schemes in Ireland and the UK were closed to new members from December 1997. Employees joining after December 1997 joined on a defined contribution basis. Members of the DC scheme were offered the option to join the hybrid arrangement when it was introduced in December 2007. The standard contribution rate to the DC scheme was 8 per cent. during 2012 and 10 per cent. in respect of the defined contribution elements of the hybrid arrangement.

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

The total cost in respect of the Irish DC scheme, the EBS DC schemes and the UK DC schemes for 2012 was € 13 million (2011: € 12 million; 2010: € 13 million). The cost in respect of defined contributions is included in administrative expenses (note 10).

Long-term disability payments

AIB provides an additional benefit to employees who suffer prolonged periods of sickness. It provides for the partial replacement of income in event of illness or injury resulting in the employee’s long term absence from work. In 2012, the Group contributed € 8 million (2011: € 7 million; 2010: € 7 million) towards insuring this benefit. This amount is included in administrative expenses (note 10).

Notes to the financial statements

13 Provisions for impairment on financial investments available for sale	2012 € m		2011 € m	2010 € m

Debt securities (note 33)	–		164	56
Equity securities (note 33)	86	(1)	119	18

	86		283	74

(1)Of which € 82 million (2011: € 106 million) relates to NAMA subordinated bonds.

14  Profit/(loss) on disposal of property

2012

Release of deferred profit on sale of property € 2 million.

2011

The sale of properties which were surplus to business requirements gave rise to a loss on disposal of € 1 million.

2010

The sale of properties which were surplus to business requirements gave rise to a profit on disposal of € 1 million relating to continuing operations. In addition, the Group continued with its sale and leaseback programme announced in 2006 and 29 properties were sold giving rise to a profit before tax of € 45 million (€ 33 million after tax) reported within continuing operations. The leases qualify as operating leases and the commitments in respect of the operating lease rentals (initial rent payable € 11 million per annum) are included in note 64 Commitments, operating lease rentals. There were no sales recorded within discontinued operations.

15  Profit/(loss) on disposal of businesses

2012

In November 2011, AIB entered into an agreement to sell its investment in AIB Asset Management Holdings (Ireland) Limited and related companies. AIB’s investment was derecognised in May 2012, following regulatory approval for the disposal. This resulted in a profit of € 2 million before tax (tax charge: Nil). The sale of an offshore subsidiary also gave rise to a profit of € 1 million (tax charge Nil).

2011

On 30 June 2011, AIB announced that it had signed an agreement to sell its investment in AIB International Financial Services Limited and related companies. AIB’s investment was derecognised at 30 November 2011, following regulatory approval for the disposal. This resulted in a profit of € 27 million before tax (tax charge: Nil). The Group also completed the disposal of an offshore subsidiary, AIB Jerseytrust Limited, on 30 September 2011. This disposal resulted in a profit before tax of € 10 million (tax charge: Nil). The Group received an additional € 1 million consideration which had been deferred in 2010 on the disposal of Goodbody Holdings Limited.

2010

On 20 September 2010, AIB announced that it had signed an agreement to sell its investment in Goodbody Holdings Limited and related companies. AIB’s investment was derecognised at 31 December 2010, following the sale becoming unconditional. This resulted in a loss of € 11 million before tax (tax charge: Nil).

16 Auditor’s fees

The disclosure of Auditor’s fees are in accordance with (SI 220)(1) which mandates the disclosure of fees in particular categories and that fees paid to the Group Auditor only (KPMG Ireland) for services to the parent company and Group be disclosed in this format. All years presented are on that basis.

	2012	2011	2010
	€ m	€ m	€ m

Auditor’s fees (excluding VAT):
Audit	2.1	2.3	2.7
Other assurance services	1.5	1.0	2.2
Taxation advisory services	0.2	0.3	0.2
Other non-audit services	–	–	0.1

	3.8	3.6	5.2

Included in the above are amounts paid to the Group Auditor (KPMG Ireland) for services provided to other Group companies:

–	audit € 90,000 (2011: € 100,000; 2010: € 110,000);
–	other assurance services € 187,500 (2011: € 113,510; 2010: € 53,250);
–	taxation advisory services € 17,835 (2011: € 10,750; 2010: € 9,950); and
–	other non–audit services Nil (2011: Nil; 2010: Nil).

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

	2012	2011	2010
	€ m	€ m	€ m

Auditor’s fees excluding KPMG Ireland (excluding VAT):	0.8	1.0	2.4

(1)SI 220 is titled the European Communities (Statutory Audits) (Directive 2006/43/EC) Regulations 2010.

Notes to the financial statements

17 Taxation	2012 € m	2011 € m	2010 € m

Allied Irish Banks, p.l.c. and subsidiaries
Corporation tax in Republic of Ireland
Current tax on income for the year	–	4	6
Adjustments in respect of prior years	(2)	(1)	8
	(2)	3	14
Double taxation relief	–	–	2

	(2)	3	16
Foreign tax
Current tax on income for the year	14	24	(30)
Adjustments in respect of prior years	(12)	13	10
	2	37	(20)

	–	40	(4)
Deferred taxation
Origination and reversal of temporary differences	170	1,167	1,709
Adjustments in respect of prior years	13	(19)	5
	183	1,148	1,714

Total tax credit for the year	183	1,188	1,710

Effective tax rate	4.8%	23.3%	14.2%

Factors affecting the effective tax rate

The effective income tax rate for 2012 is lower (2011 higher and 2010 lower) than the weighted average of the Group’s statutory corporation tax rates across its geographic locations. The differences are explained in the following table.

	2012%	2011%	2010%

Weighted average corporation tax rate	14.5 (1)	16.8	14.4
Effects of:
Expenses not deductible for tax purposes	(0.3)	(0.3)	(0.1)
Exempted income, income at reduced rates and tax credits	0.1	7.9 (2)	0.3
Income taxed at higher rates	–	(0.7)	(0.2)
Deferred tax assets not recognised/reversal of amounts previously not recognised	(7.2)	0.3	–
Other differences	(0.4)	0.8	(0.4)
Change in tax rates(3)	(1.8)	(1.4)	(0.1)
Tax on associated undertakings	–	–	0.1
Adjustments to tax charge in respect of previous years	(0.1)	(0.1)	0.2

Effective income tax rate	4.8	23.3	14.2

(1)The change in the weighted average corporation tax rate in 2012 was primarily driven by reduced tax losses in the UK tax jurisdiction as a proportion of the overall loss compared to the previous year.

(2)Exempted income substantially relates to the gain on redemption of subordinated liabilities and other capital instruments (note 7).

(3)Change in the UK tax rate.

18  Discontinued operations

Arising from the Prudential Capital Assessment Review (“PCAR”) 2010 requirement to raise additional capital, the Group announced that its investments in BZWBK, M&T Bank Corporation and Bulgarian American Credit Bank AD (“BACB”) were to be disposed of.

The disposal of M&T Bank Corporation was completed on 4 November 2010. This transaction led to a loss on disposal of € 231 million. The sale of BZWBK was agreed on 10 September 2010 subject to regulatory approval and completed on 1 April 2011 and the sale of BACB completed on 17 June 2011.

There were no discontinued operations in the year to 31 December 2012.

The following tables set out income statement analysis of discontinued operations:

			2011	2010
Profit after taxation from discontinued operations	Notes		€ m	€ m

BZWBK	(A	)	1,628	254
M&T Bank Corporation	(B	)	–	5
Bulgarian American Credit Bank AD	(C	)	–	(60)

Total			1,628	199

(A) - BZWBK

On 1 April 2011, AIB completed the sale of its entire shareholding in BZWBK and in BZWBK Asset Management. The proceeds of the sale amounted to € 3.1 billion which gave rise to a profit on disposal of € 1.5 billion which was recorded in the income statement.

BZWBK had been accounted for as a discontinued business, the results of which are set out below to the disposal date 1 April 2011. Prior to classification as held for sale, BZWBK was accounted for as a subsidiary undertaking.

	To date of disposal 1 April 2011	2010
Profit from discontinued operations	€ m	€ m

Net interest income	126	443
Dividend income	–	14
Net fee and commission income	86	324
Net trading income	9	69
Other operating income	5	(4)
Other income	100	403

Total operating income	226	846
Total operating expenses	(103)	(412)

Operating profit before provisions	123	434
Provisions for impairment on loans and receivables and other financial instruments	(24)	(105)

Operating profit	99	329

Profit before taxation from discontinued operations	99	329
Income tax expense from discontinued operations	(17)	(72)

Profit after taxation from discontinued operations	82	257
Loss recognised on the remeasurement to fair value less cost to sell(1)	–	(3)
Profit on disposal(2)	1,546	–

Profit for the period after taxation from discontinued operations	1,628	254

In 2011, € 1,608 million (2010: € 184 million) of the profit from discontinued operations of € 1,628 million (2010: € 254 million) was attributable to the owners of the parent.

Notes to the financial statements

18  Discontinued operations (continued)

Profit on disposal of BZWBK	1 April 2011 € m

Gross proceeds from sale	3,112
Less: costs of disposal	(13)

Net proceeds	3,099

Carrying value at date of disposal	1,722(	2)

	1,377
Reclassification of currency translation reserves to the income statement	106
Reclassification of available for sale and cash flow hedging reserves to the income statement (net of deferred tax)	63

Profit on disposal(3)	1,546

(1)Relates to impairment of intangible assets.

(2)The carrying value of € 1,722 million at the date of disposal reflects third party assets of € 2,293 million (adjusted for intercompany liabilities due by BZWBK amounting to € 58 million) and non-controlling interests of € 513 million (note 52).

(3)No tax charge arises on this disposal.

Gross assets and liabilities of BZWBK at disposal date

At the date of disposal on 1 April 2011, gross assets amounted to € 13,774 million and gross liabilities (excluding intercompany balances) amounted to € 11,481 million.

Effect of disposal on cash flows of the Group	2011 € m

Consideration received satisfied in cash	3,112
less: costs of disposal	(13)
Cash and cash equivalents disposed of (note 59)	(673)

Net cash inflow	2,426

The following cash flows relate to the discontinued operations of BZWBK:

	Period to 1 April 2011 € m	2010 € m

Profit after taxation	1,628	199
Income tax	17	72

Profit before taxation	1,645	271
Net movement in non cash items from operating activities	(1,573)	111
Net cash outflow from operating assets and liabilities	(87)	(318)
Taxation paid	(34)	(56)

Net cash flows from operating activities	(49)	8
Net cash flows from investing activities	(38)	42
Net cash flows from financing activities	–	(22)

Decrease in cash and cash equivalents	(87)	28
Cash and cash equivalents at beginning of period	767	716
Cash and cash equivalents disposed of	(673)	–
Effect of exchange rates on cash and cash equivalents	(7)	23

Cash and cash equivalents at date of disposal/year end	–	767

18  Discontinued operations (continued)

(B) - M&T Bank Corporation

On 4 November 2010, AIB completed the disposal of 26,700,000 shares of common stock of M&T Bank Corporation. The proceeds from the sale amounted to US$ 77.50 per share, or total proceeds of € 1,467 million, after costs.

M&T was previously accounted for as an interest in associated undertakings.

2010 € m

Profit from discontinued operations
Share of profits from associated undertakings net of tax(1)	23
Reversal of impairment on associated undertakings	213

Results from discontinued operations, net of taxation	236
Loss on the disposal of investment in associated undertakings	(231)
Income tax on loss on disposal	–

Profit after taxation for the period from discontinued operations attributable to the owners of the parent	5

(1)The tax charge in 2010 amounted to € 11 million.

Effect of disposal on cash flows of the Group	2010 € m

Consideration received - satisfied in cash	1,487
Cash and cash equivalents disposed of	–

Net cash inflow	1,487

(C) - Bulgarian American Credit Bank AD

On 16 May 2011, the Group announced that it had signed an agreement to sell its 49.99% shareholding in Bulgarian American Credit Bank AD. The sale completed on 17 June 2011 resulting in a gain of € 0.1 million.

In 2011, the loss arising on this investment amounted to Nil.

In 2010, total loss attributable to the owners of the Parent amounted to € 60 million, of which € 10 million arose from operations and € 50 million was recognised on remeasurement of the investment to fair value less costs to sell.

19 Non-controlling interests in subsidiaries	2012 € m	2011 € m	2010 € m

The profit attributable to non-controlling interests is analysed as follows:
Continuing operations: other equity interests in subsidiaries (note 48)(1)	–	–	–
Discontinued operations: ordinary share interest in subsidiaries(2)	–	20	70

	–	20	70

(1)There were no distributions paid in 2011 and 2010 on the perpetual preferred securities. The outstanding amount of € 189 million on these securities was purchased in full for cash in June 2011 (note 7).

(2)The Group’s interest in BZWBK was disposed of on 1 April 2011.

Notes to the financial statements

20  (Loss)/earnings per share

The calculation of basic earnings per unit of ordinary/convertible non-voting (“CNV”) shares is based on the profit/(loss) attributable to ordinary/CNV shareholders divided by the weighted average of ordinary/CNV shares in issue, excluding treasury shares and own shares held.

The diluted earnings per share is based on the profit/(loss) attributable to ordinary/CNV shareholders divided by the weighted average ordinary/CNV shares in issue excluding treasury shares and own shares held, adjusted for the effect of dilutive potential ordinary shares.

(a) Basic	2012 € m	2011 € m	2010 € m

Loss attributable to equity holders of the parent from continuing operations	(3,647)	(3,920)	(10,361)
Gain on redemption of RCI and LPI recognised in equity (note 7)	–	344	–

Loss attributable to ordinary/CNV shareholders from continuing operations	(3,647)	(3,576)	(10,361)

Profit attributable to ordinary/CNV shareholders from discontinued operations	–	1,608	129

	Number of shares (millions)
Weighted average number of ordinary shares in issue during the year	515,789.0		226,533.5		1,023.8
Weighted average number of CNV shares in issue during the year	–		2,787.7		258.7
Contingently issuable shares	–	(3)	599.9	(2)	531.7	(1)

Weighted average number of shares	515,789.0		229,921.1		1,814.2

Loss per share from continuing operations – basic	EUR (0.7	c)	EUR (1.6	c)	EUR (571.1	c)

Earnings per share from discontinued operations – basic		–	EUR 0.7	c	EUR 7.1	c

20  (Loss)/earnings per share (continued)

(b) Diluted	2012 € m	2011 € m	2010 € m

Loss attributable to ordinary/CNV shareholders from continuing operations (note 20 (a))	(3,647)	(3,576)	(10,361)
Dilutive effect of CCNs’ interest charge	–	–	–
Profit/(loss) attributable to ordinary/CNV shareholders from discontinued operations	–	1,608	129

	(3,647)	(1,968)	(10,232)
Adjusted loss attributable to ordinary/CNV shareholders from continuing operations	(3,647)	(3,576)	(10,361)

Adjusted profit attributable to ordinary/CNV shareholders from discontinued operations	–	1,608	129

	Number of shares (millions)
Weighted average number of ordinary shares in issue during the year	515,789.0		226,533.5		1,023.8
Weighted average number of CNV shares in issue during the year	–		2,787.7		258.7
Dilutive effect of options and warrants outstanding	–		–		–
Dilutive effect of CCNs	–		–		–
Contingently issuable shares	–	(3)	599.9	(2)	531.7	(1)

Potential weighted average number of shares	515,789.0		229,921.1		1,814.2

Loss per share from continuing operations – diluted	EUR (0.7	c)	EUR (1.6	c)	EUR (571.1	c)

Earnings per share from discontinued operations – diluted		–	EUR 0.7	c	EUR 7.1	c

–	On 23 December 2010, AIB issued 675,107,845 ordinary shares and 10,489,899,564 CNV shares to the NPRFC. The CNV shares ranked equally with the ordinary shares in terms of dividend payment and were converted into ordinary shares on a one to one basis on 8 April 2011.
–	On 27 July 2011, AIB issued 500 billion ordinary shares to the NPRFC.
–	Bonus shares in lieu of the dividend on the 2009 Preference Shares were issued to the NPRFC in 2012, 2011 and 2010, amounting to: 3,623,969,972; 1,247,273,565; and 198,089,847 shares respectively. These bonus shares have been included in the weighted average number of shares in issue prospectively from the date of issue as they represent a dilution of earnings per share from that date.
–	The incremental shares from assumed conversion of options are not included in calculating the diluted per share amounts because they are anti-dilutive. Outstanding warrants were cancelled 23 December 2010.
–	In July 2011, AIB issued € 1.6 billion in convertible capital notes (“CCNs”). These notes are mandatorily redeemable and will convert to AIB ordinary shares at a conversion price of € 0.01 per share (note 44) if the Core Tier 1 capital ratio breaches 8.25%. These incremental shares have not been included in calculating the diluted per share amounts because they are anti-dilutive.

Both the ordinary and CNV shares are included in the weighted average number of shares on a time apportioned basis.

(1)Contingently issuable shares were treated as outstanding from 14 December 2009, the date the ‘dividend stopper’ came into effect. The shares relate to the number of shares (on a time apportioned basis) that would issue to the National Pension Reserve Fund Commission (“NPRFC”), if the annual coupon on the € 3.5 billion Preference Shares was not paid in cash. These contingently issuable shares were issued on 13 May 2010 (198,089,847 shares).

(2)The ‘dividend stopper’ remained in force throughout 2010, accordingly, contingently issuable shares have been treated as outstanding from 13 May 2010 in respect of the dividend payment due on 13 May 2011. This dividend was satisfied through bonus shares, 484,902,878 of which were issued on 13 May 2011, leaving a residual of 762,370,687 which were issued in July 2011. Accordingly, 484,902,878 were treated as contingently issuable for the period up to 13 May 2011, with 724,252,152 being contingently issuable up to 26 July 2011. In addition, 38,118,535 contingently issuable shares have been included from 13 May to 26 July 2011 as the full issue of shares was not satisfied on the due date (note 45).

(3)The SLO, which came into effect on 14 April 2011, superseded the ‘dividend stopper’, with distributions now being payable by AIB in its sole discretion. Accordingly, there were no contingently issuable shares during 2012.

Notes to the financial statements

21  Distributions on equity shares

No dividends were paid on ordinary shares in 2012, 2011 or 2010.

22 Transfer of business from Anglo Irish Bank Corporation

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

This transaction between AIB and Anglo, both of which are under the common control of the Irish Government, was a transfer of a business (as defined by IFRS 3 Business Combinations). In line with the Group accounting policy for transfer of a business under common control, this acquisition was accounted for at carrying value.

Management estimates that had Anglo IOM been consolidated from 1 January 2011, it would have contributed € 2 million of additional revenue and Nil of additional profits before taxation to the Group in 2011.

The key elements of the transfer were:

At date of acquisition € m

Identifiable assets acquired at carrying value
NAMA senior bonds (note 32)	11,854
Accrued interest on NAMA senior bonds	55
Other assets	236
Identifiable liabilities acquired at carrying value
Deposits(1)	(6,868)

Total	5,277

AIB net cash payment	3,779
Net capital contribution(2)	1,498

5,277

(1)Included within customer accounts (note 40).

(2)The net capital contribution is recorded in the statement of changes in equity.

The statement of financial position of Anglo IOM at the date of acquisition is set out in the following table:

31 January 2011 € m

Assets
Loans and receivables to banks(1)	1,713
Loans and receivables to customers/prepayments and accrued income	76

Total assets	1,789

Liabilities
Deposits by banks(2)	37
Customer accounts	1,570
Other liabilities	2

Total liabilities	1,609

Share capital	158
Retained profits	22
Shareholders’ equity	180

Total shareholders’ equity and liabilities	1,789

(1)Includes balances with Anglo group companies of € 1,113 million.

(2)Balances with Anglo group companies of € 37 million.

23 Acquisition of EBS Limited (“EBS”)

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

As part of the transaction, EBS was demutualised and was issued a banking licence. EBS, which was renamed ‘EBS Limited’, now operates as a fully licensed, wholly-owned subsidiary of AIB, with its own branch network. The principal activities of EBS involve the provision of mortgage lending, savings, investments and insurance arrangement services to customers.

Both AIB and EBS are under the common control of the Irish Government, therefore, the acquisition was accounted for as a common control transaction under the carrying value basis in accordance with AIB Group accounting policy. The result of the transaction was recognised in equity as arising from a transaction with shareholders.

The carrying value of assets acquired and liabilities assumed as at the acquisition date are as set out hereunder:

		EBS acquisition value	(1)
	Notes	as at 1 July 2011 € m

Assets
Cash and balances at central banks		176
Financial assets held for sale to NAMA		34
Derivative financial instruments	27	81
Loans and receivables to banks	28	384
Loans and receivables to customers	29	15,989
Financial investments available for sale	33	1,965
NAMA senior bonds	32	301
Intangible assets and goodwill	36	21
Property, plant and equipment	37	42
Other assets		22
Current taxation		5
Deferred taxation		158
Prepayments and accrued income		42

Total assets		19,220

Liabilities
Deposits by central banks and banks	39	4,545
Customer accounts	40	10,060
Derivative financial instruments	27	156
Debt securities in issue	41	3,410
Deferred taxation	38	10
Other liabilities		58
Provisions for liabilities and commitments		14
Accruals and deferred income		208
Retirement benefit liabilities	12	17

Total liabilities		18,478

Net assets		742

The net assets amount of € 742 million is reflected as a capital contribution in Allied Irish Banks, p.l.c.’s separate financial statements.

In AIB Group’s consolidated financial statements, the capital contribution amounts to € 777 million, a difference of € 35 million to that recognised at parent company level. This difference arises from the cross holdings of investments between AIB and EBS which are eliminated at a consolidated level.

Acquisition related costs of € 0.4 million have been included in operating expenses.

(1)AIB accounting policies have been applied to EBS balances at 30 June 2011.

Notes to the financial statements

23 Acquisition of EBS Limited(“EBS”) (continued)

Contingent liabilities and commitments

At 1 July 2011, EBS had undrawn lending commitments of € 194 million.

Contribution from date of acquisition

Management estimates that had EBS been consolidated from 1 January 2011, it would have contributed € 531 million of additional revenue and € 31 million of additional losses before taxation to the Group in 2011.

Cashflows in respect of EBS acquisition

The aggregate net inflow of cash on acquisition of EBS was € 359 million net of transaction costs of € 0.4 million.

Additional information on EBS is set out in note m – ‘Investments in Group undertakings’ to the parent company financial statements.

24 Financial assets and financial liabilities held for sale to NAMA

On 7 April 2009, the Minister for Finance announced the Government’s intention to establish a National Asset Management Agency (“NAMA”) and on 22 November 2009, the NAMA Act was enacted providing for the establishment of NAMA. The participation of AIB in the NAMA programme was approved by shareholders at an Extraordinary General Meeting held on 23 December 2009. The majority of loans and receivables held for sale to NAMA transferred during 2010 with the residual below transferring in 2011. There were no loans classified as held for sale or transferring to NAMA in 2012.

The following table provides a movement analysis of loans and receivables held for sale to NAMA:

	Gross loans and receivables	Impairment provisions	Carrying value
	€ m	€ m	€ m

At 1 January 2011	2,248	(329)	1,919
Acquisition of subsidiary(1)	74	(40)	34
Exchange translation adjustments	(13)	7	(6)
Transferred to NAMA during 2011	(1,790)	570	(1,220)
Reclassification in/out and other movements(2)	(519)	(121)	(640)
Impairment charge during 2011	–	(87)	(87)

At 31 December 2011	–	–	–

(1)Acquired on acquisition of EBS (note 23).

(2)Includes changes in eligible loans and receivables transferring during 2011, along with movements in the number of loans and receivables within the eligible pool.

The unwind of the discount on the carrying value of impaired loans amounted to € 5 million for the year ended 31 December 2011 and was included in the carrying value of loans and receivables held for sale to NAMA. This was credited to interest income.

25 Disposal groups and non-current assets held for sale

Arising from the results of the PCAR/PLAR in March 2011, AIB is required to dispose of non-core assets. Accordingly, certain of these assets are classified as held for sale at 31 December 2012. These assets do not constitute a major line of business or a geographical area of operations.

At 31 December 2012, disposal groups and non-current assets held for sale comprise non-current assets and non-current liabilities. These mainly include loans and receivables, but also included within this caption is the Group’s investment in Aviva Life Holdings Ireland Limited (“ALH”), now held as an equity investment at fair value through profit or loss.

Disposal groups and non-current assets/liabilities are shown as single line items in the statement of financial position with no re-presentation of comparatives. An analysis of the components of these single line items is set out below:

	2012			2011
	Assets € m	Liabilities € m		Assets € m	Liabilities € m

Loans and receivables(1):
Customers	353	–		1,184	–
Banks	–	–		7	–
	353	–		1,191	–
Associated undertakings(2)(3) (note 34)	12	–		196	–
Other:
Equity investment at fair value through profit or loss(3)	196	–		–	–
Repossessed assets	–	–		4	–
Unquoted equities	–	–		22	–
AIB Investment Managers(4)	–	–		4	–
Other	1	–	(5)	5	3	(5)
	197	–		35	3

Total disposal groups and non-current assets held for sale	562	–		1,422	3

(1)Loans and receivables held for sale are net of provisions of € 122 million (31 December 2011: € 9 million) (note 31).

(2)Associated undertakings include LaGuardia Hotel € 12 million at 31 December 2012 and ALH € 196 million at 31 December 2011.

(3)On 1 July 2012, AIB designated its investment in ALH as an equity investment at fair value through profit or loss (note 35).

(4)AIB Investment Managers was disposed of during 2012 resulting in a gain of € 2 million.

(5)Liabilities of Nil (31 December 2011: € 3 million includes deposits from banks of € 1 million and accrued fees of € 2 million).

Further details of loans and receivables held for sale are set out in the Risk management section of this report.

Notes to the financial statements

26 Trading portfolio financial assets	2012 € m	2011 € m

Debt securities:
Government securities	–	24
Bank eurobonds	–	6
Other debt securities	22	24
	22	54
Equity securities	2	2

	24	56

	2012 € m	2011 € m

Of which listed:
Debt securities	22	54
Equity securities	1	1
Of which unlisted:
Equity securities	1	1

	24	56

During 2008, trading portfolio financial assets reclassified to financial investments available for sale, in accordance with the amended IAS 39 Financial Instruments: Recognition and Measurement, amounted to € 6,104 million. The fair value of reclassified assets at 31 December 2012 was € 1,025 million (2011: € 1,410 million; 2010: € 2,538 million; 2009: € 4,104 million; 2008: € 5,674 million).

As of the reclassification date, effective variable interest rates on reclassified trading portfolio financial assets ranged from 4% to 10% with expected gross recoverable cash flows of € 7,105 million. If the reclassification had not been made, the Group’s income statement for the year ended 31 December 2012 would have included unrealised fair value gains on reclassified trading portfolio financial assets of € 136 million (2011: gains € 91 million; 2010: gains € 38 million).

After reclassification, the reclassified assets contributed the following amounts to the income statement:

	2012 € m	2011 € m	2010 € m

Interest on financial investments available for sale	32	58	82
Provisions for impairment of financial investments available for sale	–	(27)	(1)

Up to the date of reclassification in 2008, € 55 million of unrealised losses on the reclassified trading portfolio financial assets were recognised in the income statement (year ended December 2007: € 111 million).

27 Derivative financial instruments

Derivatives are used to service customer requirements, to manage the Group’s interest rate, exchange rate, equity and credit exposures and for trading purposes. Derivative instruments are contractual agreements whose value is derived from price movements in underlying assets, interest rates, foreign exchange rates or indices. The majority of the Group’s derivative activities are undertaken at the parent company level (Allied Irish Banks, p.l.c.) and the following discussion applies equally to the parent company and Group.

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

Credit risk in derivative contracts is the risk that the Group’s counterparty in the contract defaults prior to maturity at a time when the Group has a claim on the counterparty under the contract (i.e. contracts with a positive fair value). The Group would then have to replace the contract at the current market rate, which may result in a loss. For risk management purposes, consideration is taken of the fact that not all counterparties to derivative positions are expected to default at the point where the Group is most exposed to them.

The following table presents the notional principal amount together with the positive fair value of interest rate, exchange rate, equity and credit derivative contracts for 2012 and 2011:

	2012 € m	2011 € m

Interest rate contracts(1)
Notional principal amount	104,431	127,945
Positive fair value	2,643	2,910

Exchange rate contracts(1)
Notional principal amount	7,485	7,439
Positive fair value	71	44

Equity contracts(1)
Notional principal amount	3,848	3,962
Positive fair value	121	92

Credit derivatives(1)
Notional principal amount	114	216
Positive fair value	–	–

Total notional principal amount	115,878	139,562

Positive fair value(2)	2,835	3,046

(1)Interest rate, exchange rate and credit derivative contracts are entered into for both hedging and trading purposes. Equity contracts are entered into for trading purposes only.

(2)65% of fair value relates to exposures to banks (2011: 70%).

Notes to the financial statements

27 Derivative financial instruments (continued)

The Group uses the same credit control and risk management policies in undertaking all off-balance sheet commitments as it does for on balance sheet lending including counterparty credit approval, limit setting and monitoring procedures. In addition, derivative instruments are subject to the market risk policy and control framework as described in the Risk Management section.

The following table analyses the notional principal amount and positive fair value of interest rate, exchange rate, equity and credit derivative contracts by residual maturity:

	Residual maturity

	< 1 year € m	1 < 5 years € m	5 years + € m	Total € m

2012
Notional principal amount	67,989	34,955	12,934	115,878
Positive fair value	511	1,364	960	2,835

2011
Notional principal amount	78,266	45,408	15,888	139,562
Positive fair value	428	1,163	1,455	3,046

AIB Group has the following concentration of exposures in respect of notional principal amount and positive fair value of interest rate, exchange rate, equity and credit derivative contracts. The concentrations are based primarily on the location of the office recording the transaction.

	Notional principal amount		Positive fair value

	2012 € m	2011 € m	2012 € m	2011 € m

Republic of Ireland	111,194	133,092	2,205	2,349
United Kingdom	4,080	5,165	595	638
United States of America	604	1,305	35	59
Rest of World	–	–	–	–

	115,878	139,562	2,835	3,046

27 Derivative financial instruments (continued)

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

Derivative prices fluctuate in value as the underlying interest rate or foreign exchange rates change. If the derivatives are purchased or sold as hedges of statement of final position items, the appreciation or depreciation of the derivatives will generally be offset by the unrealised depreciation or appreciation of the hedged items.

To achieve its risk management objectives, the Group uses a combination of derivative financial instruments, particularly interest rate swaps, cross currency interest rate swaps, forward rate agreements, futures, options and currency swaps, as well as other contracts. The notional principal and fair value amounts for instruments held for risk management purposes entered into by the Group at 31 December 2012 and 2011, are presented within this note.

Notes to the financial statements

27 Derivative financial instruments (continued)

The following table shows the notional principal amount and the fair value of derivative financial instruments analysed by product and purpose as at 31 December 2012 and 31 December 2011. A description of how the fair values of derivatives are determined is set out in note 56.

	2012			2011

	Notional	Fair values		Notional	Fair values
	principal	Assets	Liabilities	principal	Assets	Liabilities
	amount			amount
	€ m	€ m	€ m	€ m	€ m	€ m

Derivatives held for trading
Interest rate derivatives - over the counter (OTC)
Interest rate swaps	27,040	1,435	(1,691)	40,707	1,709	(2,002)
Cross-currency interest rate swaps	1,826	80	(68)	2,193	70	(115)
Forward rate agreements	–	–	–	1,122	1	(1)
Interest rate options	1,013	9	(9)	1,762	14	(11)
Total OTC interest rate contracts	29,879	1,524	(1,768)	45,784	1,794	(2,129)
Interest rate derivatives - exchange traded
Interest rate futures	124	–	–	4,605	–	–

Interest rate contracts total	30,003	1,524	(1,768)	50,389	1,794	(2,129)

Foreign exchange derivatives (OTC)
Foreign exchange contracts	7,266	69	(19)	7,173	40	(93)
Currency options bought and sold	219	2	(2)	266	4	(4)

Foreign exchange derivatives total	7,485	71	(21)	7,439	44	(97)

Equity derivatives (OTC)
Equity index options	3,848	121	(124)	3,962	92	(95)

Equity index contracts total	3,848	121	(124)	3,962	92	(95)

Credit derivatives (OTC)
Credit derivatives	69	–	(20)	171	–	(109)

Credit derivatives contracts total	69	–	(20)	171	–	(109)

Total trading contracts	41,405	1,716	(1,933)	61,961	1,930	(2,430)

Derivatives designated as fair value hedges (OTC)
Interest rate swaps	15,399	788	(792)	35,872	716	(726)
Cross currency interest rate swaps	38	–	(3)	39	–	(5)
Derivatives designated as cash flow hedges (OTC)
Interest rate swaps	56,621	308	(433)	35,610	387	(402)
Cross currency interest rate swaps	2,370	23	(94)	6,035	13	(279)
Credit default swaps	45	–	(1)	45	–	(1)

Total hedging contracts	74,473	1,119	(1,323)	77,601	1,116	(1,413)

Total derivative financial instruments	115,878	2,835	(3,256)	139,562	3,046	(3,843)

27 Derivative financial instruments (continued)

Cash flow hedges

The table below sets out the hedged cash flows which are expected to occur in the following periods:

	2012

	Within 1 year	Between 1	Between 2	More than	Total
		and 2 years	and 5 years	5 years
	€ m	€ m	€ m	€ m	€ m

Forecast receivable cash flows	65	6	24	25	120
Forecast payable cash flows	15	10	35	32	92

	2011

	Within 1 year	Between 1	Between 2	More than	Total
		and 2 years	and 5 years	5 years
	€ m	€ m	€ m	€ m	€ m

Forecast receivable cash flows	243	264	54	24	585
Forecast payable cash flows	137	273	114	83	607

The table below sets out the hedged cash flows, including amortisation of terminated cashflow hedges, which are expected to impact the income statement in the following periods:

	2012

	Within 1 year	Between 1	Between 2	More than	Total
		and 2 years	and 5 years	5 years
	€ m	€ m	€ m	€ m	€ m

Forecast receivable cash flows	65	6	24	25	120
Forecast payable cash flows	64	57	128	67	316

	2011

	Within 1 year	Between 1	Between 2	More than	Total
		and 2 years	and 5 years	5 years
	€ m	€ m	€ m	€ m	€ m

Forecast receivable cash flows	295	309	161	85	850
Forecast payable cash flows	137	273	114	83	607

For AIB Group, the ineffectiveness reflected in the income statement that arose from cash flow hedges is a charge of € 7 million (2011: a charge of € 3 million).

The pay fixed cash flow hedges are used to hedge the cash flows on variable rate liabilities, primarily floating rate notes. The receive fixed cash flow hedges are used to hedge the cash flows on variable rate assets, primarily the variable rate loan portfolio.

The total amount recognised in other comprehensive income net of tax during the year in respect of cash flow hedges was a charge of € 162 million (2011: a charge of € 209 million).

Fair value hedges

Fair value hedges are entered into to hedge the exposure to changes in the fair value of recognised assets or liabilities arising from changes in interest rates, primarily available for sale securities and fixed rate liabilities. The fair values of financial instruments are set out in note 56. The net mark to market on fair value hedging derivatives, excluding accrual and risk adjustments is negative € 37 million (2011: positive € 14 million) and the net mark to market on the related hedged items is positive € 37 million (2011: negative € 13 million).

Netting financial assets and financial liabilities

Derivative financial instruments are shown on the statement of financial position at their fair value, those with a positive fair value are reported as assets and those with a negative fair value are reported as liabilities.

The Group has a number of ISDA Master Agreements (netting agreements) in place which may allow it to net the termination values of derivative contracts upon the occurrence of an event of default with respect to its counterparties. The enforcement of netting agreements would potentially reduce the statement of financial position carrying amount of derivative assets and liabilities by € 1,539 million (2011: € 1,369 million). The Group has Credit Support Annexes (“CSAs”) in place which provide collateral for derivative contracts. At 31 December 2012, € 1,260 million (2011: € 1,904 million) of CSAs are included within financial assets and € 361 million (2011: € 612 million) of CSAs are included within financial liabilities. Additionally, the Group has agreements in place which may allow it to net the termination values of cross currency swaps upon the occurrence of an event of default.

Notes to the financial statements

28 Loans and receivables to banks	2012 € m	2011 € m

Funds placed with central banks	692	1,011
Funds placed with other banks	2,226	4,711
Provision for impairment	(4)	(4)

	2,914	5,718

Amounts include:
Reverse repurchase agreements	61	59

Loans and receivables to banks by geographical area(1)	2012 € m	2011 € m

Republic of Ireland	699	1,120
United States of America	5	7
United Kingdom	2,210	4,589
Rest of the world	–	2

	2,914	5,718

(1)The classification of loans and receivables to banks by geographical area is based primarily on the location of the office recording the transaction.

Loans and receivables to banks include cash collateral of € 1,208 million (2011: € 1,890 million) placed with derivative counterparties in relation to net derivative positions (note 27).

Under reverse repurchase agreements, the Group has accepted collateral that it is permitted to sell or repledge in the absence of default by the owner of the collateral. The fair value of collateral received amounted to € 61 million (2011: € 55 million). The collateral received consisted of government securities of € 61 million (2011: € 55 million). The fair value of collateral sold or repledged amounted to Nil (2011: Nil). These transactions were conducted under terms that are usual and customary to standard reverse repurchase agreements.

29 Loans and receivables to customers	2012 € m	2011 € m

Loans and receivables to customers	88,123	95,373
Amounts receivable under finance leases and hire purchase contracts (note 30)	1,017	1,208
Unquoted debt securities	238	891
Provisions for impairment (note 31)	(16,406)	(14,932)

	72,972	82,540

Of which repayable on demand or at short notice	32,619	22,930
Amounts include:
Due from associated undertakings	–	1

The unwind of the discount on the carrying amount of impaired loans amounted to € 392 million (2011: € 231 million) and is included in the carrying value of loans and receivables to customers. This has been credited to interest income.

In 2009, certain financial investments available for sale amounting to € 13 million were reclassified to the ‘loans and receivables to customers’ category. The fair value of reclassified assets at 31 December 2012 was Nil (2011: € 1 million). As of reclassification date, the effective interest rates on reclassified available for sale financial assets were in the range 4.79% - 6.44%; the expected gross recoverable cash flows were € 18 million; and the fair value loss recognised in other comprehensive income was € 8 million. If the reclassification had not been made, the Group’s statement of comprehensive income for the year ended 31 December 2012 would have included fair value gains of Nil (2011 gains of: € 3 million).

30 Amounts receivable under finance leases and hire purchase contracts

The following balances principally comprise of leasing arrangements involving vehicles, plant, machinery and equipment.

	2012 € m	2011 € m

Gross receivables
Not later than 1 year	362	504
Later than one year and not later than 5 years	691	724
Later than 5 years	15	38

	1,068	1,266
Unearned future finance income	(53)	(61)
Deferred costs incurred on origination	2	3

Total	1,017	1,208

Present value of minimum payments analysed by residual maturity
Not later than 1 year	362	493
Later than one year and not later than 5 years	643	680
Later than 5 years	12	35

Present value of minimum payments	1,017	1,208

Provision for uncollectible minimum payments receivable(1)	231	227
Unguaranteed residual values accruing to the benefit of the Group	1	2
Net investment in new business	267	273

(1)Included in the provisions for impairment on loans and receivables to customers (note 31).

Notes to the financial statements

31  Provisions for impairment on loans and receivables

The following table shows provisions for impairment on loans and receivables (both to banks and customers) and also includes provision on loans and receivables within disposal groups and non-current assets held for sale. The classification of loans and receivables into corporate/commercial, residential mortgages, and other relates to classification used in the Group’s ratings tools and are explained in the ‘Risk management’ section.

	2012

	Corporate/	Residential	Other	Total
	Commercial	mortgages
	€ m	€ m	€ m	€ m

At 1 January 2012	11,262	2,648	1,035	14,945
Exchange translation adjustments	39	5	3	47
Transfers(1)	20	14	–	34
Charge against income statement	1,455	749	230	2,434
Amounts written off	(509)	(55)	(109)	(673)
Disposals	(108)	(155)	–	(263)
Recoveries of amounts written off in previous years	3	–	1	4
Provisions on loans and receivables returned by NAMA	4	–	–	4

At 31 December 2012	12,166	3,206	1,160	16,532

Total provisions are split as follows:
Specific	11,408	2,699	1,082	15,189
IBNR	758	507	78	1,343

	12,166	3,206	1,160	16,532

Amounts include:
Loans and receivables to banks (note 28)				4
Loans and receivables to customers (note 29)				16,406
Loans and receivables of disposal groups and non-current assets held for sale (note 25)				122

				16,532

(1)Includes transfers from provisions for liabilities and commitments.

	2011

	Corporate/	Residential	Other	Total
	Commercial	mortgages
	€ m	€ m	€ m	€ m

At 1 January 2011	6,283	665	1,028	7,976
Exchange translation adjustments	66	8	–	74
Acquisition of subsidiaries	302	436	–	738
Transferred on disposal of subsidiary	(133)	(11)	(216)	(360)
Charge against income statement:
Continuing operations	5,966	1,582	313	7,861
Discontinued operations	9	–	15	24
	5,975	1,582	328	7,885
Amounts written off	(665)	(32)	(105)	(802)
Recoveries of amounts written off in previous years	2	–	2	4
Provisions on loans and receivables transferred to NAMA (note 24)	(568)	–	(2)	(570)

At 31 December 2011	11,262	2,648	1,035	14,945

Total provisions are split as follows:
Specific	9,648	1,754	859	12,261
IBNR	1,614	894	176	2,684

	11,262	2,648	1,035	14,945

Amounts include:
Loans and receivables to banks (note 28)				4
Loans and receivables to customers (note 29)				14,932
Loans and receivables of disposal groups and non-current assets held for sale (note 25)				9

				14,945

32 NAMA senior bonds

During 2010 and 2011, AIB received NAMA senior bonds and NAMA subordinated bonds as consideration for loans and receivables transferred to NAMA.

The senior bonds carry a guarantee of the Irish Government with interest payable semi-annually each March and September at a rate of six month Euribor. The interest reset date is the second business day prior to the start of each interest period. The bonds were issued from 1 March 2010 and all bonds issued on or after 1 March in any year will mature on or prior to 1 March in the following year. NAMA may, with the consent of the Group, settle the bonds by issuing new bonds with the same terms and conditions and a maturity date of up to 364 days.

The following table provides a movement analysis of the NAMA senior bonds:

	2012 € m	2011 € m

At 1 January	19,856	7,869
Purchased from Anglo Irish Bank Corporation (notes 22 and 63(g))	–	11,854
Acquisition of subsidiary – EBS (note 23)	–	301
Additions	–	803
Net returns	(136)	(148)
Amortisation of discount	105	68
Repayments	(2,438)	(891)

At 31 December	17,387	19,856

The estimated fair value of the bonds at 31 December 2012 is € 17,446 million (31 December 2011: € 20,061 million). The nominal value of the bonds is € 17,737 million (31 December 2011: € 20,311 million). Whilst these bonds do not have an external credit rating, the Group has attributed to them a rating of BBB+ (31 December 2011: BBB+) i.e. the external rating of the Sovereign.

Notes to the financial statements

33 Financial investments available for sale

The following table gives at 31 December 2012 and 31 December 2011, the carrying value (fair value) of financial investments available for sale by major classifications together with the unrealised gains and losses.

	2012

		Unrealised	Unrealised	Net unrealised		Net
	Fair value	gross gains	gross losses	gains/(losses)	Tax effect	after tax
	€ m	€ m	€ m	€ m	€ m	€ m

Debt securities
Irish Government securities	7,588	608	(1)	607	(76)	531
Euro government securities	1,754	153	(4)	149	(18)	131
Non Euro government securities	712	95	–	95	(12)	83
Supranational banks and government agencies	1,682	55	–	55	(7)	48
Collateralised mortgage obligations	22	–	(6)	(6)	1	(5)
Other asset backed securities	920	1	(140)	(139)	17	(122)
Euro bank securities	3,070	176	(11)	165	(21)	144
Non Euro bank securities	161	3	(5)	(2)	–	(2)
Euro corporate securities	87	6	(3)	3	(1)	2
Non Euro corporate securities	193	17	–	17	(4)	13
Other investments	12	–	–	–	–	–

Total debt securities	16,201	1,114	(170)	944	(121)	823
Equity securities
Equity securities – NAMA subordinated bonds	47	–	–	–	–	–
Equity securities – other	96	16	(10)	6	(1)	5

Total financial investments available for sale	16,344	1,130	(180)	950	(122)	828

	2011

		Unrealised	Unrealised	Net unrealised		Net
	Fair value	gross gains	gross losses	gains/(losses)	Tax effect	after tax
	€ m	€ m	€ m	€ m	€ m	€ m

Debt securities
Irish Government securities	5,217	40	(531)	(491)	61	(430)
Euro government securities	1,860	102	(62)	40	(5)	35
Non Euro government securities	1,270	207	(3)	204	(40)	164
Supranational banks and government agencies	1,147	10	(1)	9	(1)	8
Collateralised mortgage obligations	509	–	(12)	(12)	2	(10)
Other asset backed securities	1,210	–	(353)	(353)	44	(309)
Euro bank securities	3,055	43	(77)	(34)	4	(30)
Non Euro bank securities	476	4	(12)	(8)	1	(7)
Euro corporate securities	110	4	(6)	(2)	–	(2)
Non Euro corporate securities	279	15	(5)	10	(2)	8
Other investments	12	–	–	–	–	–

Total debt securities	15,145	425	(1,062)	(637)	64	(573)
Equity securities
Equity securities – NAMA subordinated bonds	132	–	–	–	–	–
Equity securities – other	112	18	(24)	(6)	–	(6)

Total financial investments available for sale	15,389	443	(1,086)	(643)	64	(579)

33 Financial investments available for sale (continued)

	2012			2011

	Debt	Equity	Total	Debt	Equity	Total
Analysis of movements in financial	securities	securities		securities	securities
investments available for sale	€ m	€ m	€ m	€ m	€ m	€ m

At 1 January	15,145	244	15,389	20,511	314	20,825
Acquisition of subsidiary	–	–	–	1,684 (1)	6	1,690
Reclassification to disposal groups and non-current assets held for sale (note 25)	–	(18)	(18)	–	(22)	(22)
Exchange translation adjustments	17	–	17	(24)	(3)	(27)
Purchases	5,045	14	5,059	1,696	64	1,760
Additions(2)	–	–	–	–	19	19
NAMA subordinated bonds – additions	–	–	–	–	15	15
Return of NAMA subordinated bonds	–	(3)	(3)	–	(3)	(3)
Sales	(2,981)	(28)	(3,009)	(3,920)	(67)	(3,987)
Maturities	(2,654)	–	(2,654)	(4,902)	–	(4,902)
Provisions for impairment	–	(86)	(86)	(164)	(119)	(283)
Amortisation of discounts net of premiums	23	–	23	(8)	–	(8)
Movement in unrealised gains	1,606	20	1,626	272	40	312

At 31 December	16,201	143	16,344	15,145	244	15,389

Of which:
Listed	16,189	58	16,247	15,133	54	15,187
Unlisted	12	85	97	12	190	202

	16,201	143	16,344	15,145	244	15,389

(1)Excludes intercompany debt securities amounting to € 275 million which were eliminated on consolidation.

(2)Additions relate to transfers from loans and receivables arising from debt/equity restructures and other additions.

Debt securities analysed by remaining contractual maturity	2012 € m	2011 € m

Due within one year	1,243	2,276
After one year, but within five years	8,610	6,645
After five years, but within ten years	4,715	3,612
After ten years	1,633	2,612

	16,201	15,145

Notes to the financial statements

33 Financial investments available for sale (continued)

The following table gives at 31 December 2012 and 31 December 2011, an analysis of the securities portfolio with unrealised losses, distinguishing between securities with continuous unrealised loss positions of less than 12 months and those with continuous unrealised loss positions for periods in excess of 12 months.

	Fair value			Unrealised losses

	Investments with unrealised losses of less than 12 months	Investments with unrealised losses of more than 12 months	Total	Unrealised losses of less than 12 months	Unrealised losses of more than 12 months	Total
	€ m	€ m	€ m	€ m	€ m	€ m

2012
Debt securities
Irish Government securities	25	249	274	–	(1)	(1)
Euro government securities	–	188	188	–	(4)	(4)
Collateralised mortgage obligations	–	22	22	–	(6)	(6)
Other asset backed securities	1	909	910	–	(140)	(140)
Euro bank securities	148	294	442	–	(11)	(11)
Non Euro bank securities	–	42	42	–	(5)	(5)
Euro corporate securities	7	30	37	–	(3)	(3)
Non Euro corporate securities	11	8	19	–	–	–

Total debt securities	192	1,742	1,934	–	(170)	(170)
Equity securities
Equity securities – NAMA subordinated bonds	–	–	–	–	–	–
Equity securities – other	4	37	41	(8)	(2)	(10)

Total	196	1,779	1,975	(8)	(172)	(180)

	Fair value			Unrealised losses

	Investments with unrealised losses of less than 12 months	Investments with unrealised losses of more than 12 months	Total	Unrealised losses of less than 12 months	Unrealised losses of more than 12 months	Total
	€ m	€ m	€ m	€ m	€ m	€ m

2011
Debt securities
Irish Government securities	2,040	2,822	4,862	(192)	(339)	(531)
Euro government securities	–	280	280	–	(62)	(62)
Non Euro government securities	23	9	32	(2)	(1)	(3)
Supranational banks and government agencies	2	70	72	–	(1)	(1)
Collateralised mortgage obligations	355	149	504	(3)	(9)	(12)
Other asset backed securities	191	1,013	1,204	(15)	(338)	(353)
Euro bank securities	174	1,210	1,384	(3)	(74)	(77)
Non Euro bank securities	194	53	247	(2)	(10)	(12)
Euro corporate securities	18	42	60	(2)	(4)	(6)
Non Euro corporate securities	35	35	70	(2)	(3)	(5)

Total debt securities	3,032	5,683	8,715	(221)	(841)	(1,062)
Equity securities
Equity securities – NAMA subordinated bonds	–	–	–	–	–	–
Equity securities – other	39	9	48	(21)	(3)	(24)

Total	3,071	5,692	8,763	(242)	(844)	(1,086)

Available for sale financial investments with unrealised losses have been assessed for impairment based on the credit risk profile of the counterparties involved. Impairment losses on debt securities of Nil (2011: € 164 million) and € 86 million (2011: € 119 million) on equity securities have been recognised as set out in note 13.

34  Interests in associated undertakings

Included in the Group income statement is the contribution from investments in associated undertakings as follows:

Income statement	2012 € m	2011 € m	2010 € m

Share of results of associated undertakings(1)(4)	15	(1)	43
(Impairment)/reversal of impairment of associated undertakings	–	(36)	201
Loss recognised on the remeasurement to fair value less costs to sell of disposal groups and non-current assets held for sale	(5)	–	(50)
Loss on the disposal of investment in associated undertakings	–	–	(231)

	10	(37)	(37)

Analysed as to:
Continuing operations	10	(37)	18
Discontinued operations (note 18)(2)	–	–	(55)

	10	(37)	(37)

Share of net assets including goodwill	2012 € m	2011 € m

At 1 January	246	301
Exchange translation adjustments	–	1
Disposal of associate held by subsidiary (note 18)	–	(18)
Additions(3)	18	–
Designation of associate as an equity investment at fair value through profit or loss(4)	(196)	–
Income for the year:
Continuing operations	15	(1)
Dividends received from associates	(14)	(5)
Impairment on associated undertakings – Continuing operations	(5)	(36)
Other movements	–	4

At 31 December	64	246

Analysed as to:
Aviva Life Holdings Ireland Limited(4) (note 35)	–	196
Other(5)	64	50

	64	246

Disclosed in the statement of financial position within:
Interests in associated undertakings	52	50
Disposal groups and non-current assets held for sale (note 25)	12	196

	64	246

Of which listed on a recognised stock exchange	–	–

(1)Includes Aviva Life Holdings Ireland Limited of Nil (2011:€ 17 million loss (note 35)), AIB Merchant Services € 14 million profit (2011: € 13 million profit); and Other € 1 million profit (2011: € 3 million profit).

(2)At 30 March 2010, the Group announced that certain of its operations were to be sold, amongst which included M&T Bank Corporation. Subsequently, Bulgarian American Credit Bank AD (“BACB”) and associate interests held by BZWBK, were considered to be held for sale. These associates were no longer accounted for using the equity method in accordance with IAS 28 Investment in Associates as they were classified as discontinued operations. On 4 November 2010, the sale of M&T Bank Corporation was completed with the investment derecognised from that date (note 18). The sale of BZWBK completed on 1 April 2011. The sale of BACB completed on 17 June 2011.

(3)Additions (LaGuardia Hotel) relate to transfers from financial investments available for sale arising from debt/equity restructuring.

(4)Aviva Life Holdings Ireland Limited was designated as an equity investment at fair value through profit or loss with effect from 1 July 2012. No profit or loss arose on designation as it had been held at fair value (note 35).

(5)Includes the Group’s investments in Aviva Health Insurance Ireland Limited, AIB Merchant Services and LaGuardia Hotel (31 December 2011: Aviva Health Insurance Ireland Limited and AIB Merchant Services).

Notes to the financial statements

34 Interests in associated undertakings (continued)

Summarised financial information for the Group’s associates which are equity accounted is as follows:

	2012 € m	2011 € m

Total assets	725	12,237
Total liabilities	473	10,805
Revenues	396	1,163
Net profit	19	(9)

In relation to associated undertakings at 31 December 2012, contingent liabilities amounted to Nil (2011: Nil) and commitments amounted to Nil (2011: Nil).

Principal associated undertakings	Nature of business

Zolter Services Limited (trades as AIB Merchant Services)	Provider of merchant payment solutions
Registered office: Unit 6, Belfield Business Park, Clonskeagh, Dublin 4, Ireland.

Aviva Life Holdings Ireland Limited(1)

As set out in note 35, AIB’s investment in Aviva Life Holdings Ireland Limited was designated as an equity investment at fair value through profit or loss with effect from 1 July 2012. Prior to this, it had been accounted for as an associate undertaking. It continues to be held within disposal groups and non-current assets held for sale.

Other than as described above, the Group’s interests in associated undertakings are non-credit institutions and are held by subsidiary undertakings.

In accordance with the European Communities (Credit Institutions: Accounts) Regulations, 1992, Allied Irish Banks, p.l.c. will annex a full listing of associated undertakings to its annual return to the Companies Registration Office.

(1)The Group interest is held directly by Allied Irish Banks, p.l.c. and is now carried at fair value through profit or loss in the parent company statement of financial position. This is now classified in ‘disposal groups and non-current assets held for sale’. Details of Aviva Life Holdings Ireland Limited is set out in note 35.

35 Interest in Aviva Life Holdings Ireland Limited

At 31 December 2011, AIB considered that it was highly probable that its investment in Aviva Life Holdings Ireland Limited (“ALH”), an associated undertaking, would be disposed of within twelve months following the cancellation in December 2011 of the distribution agreement between AIB and ALH and the conditions that existed in the shareholder agreement. Accordingly, ALH was classified as held for sale and included within ‘Disposal Groups and non-current assets held for sale’ (note 25). An impairment loss of € 36 million on remeasurement of the disposal group to the lower of its carrying amount and its fair value less costs to sell was recognised in associated undertakings in the consolidated income statement in 2011.

Arising from the exercise, in January 2012, of put options held by AIB and Aviva and the subsequent protracted negotiations between the parties to finalise the sales process of ALH and Ark Life respectively, it became increasingly obvious that AIB was no longer in the position to exercise significant influence over its investment in ALH. Accordingly, AIB designated its investment in ALH as an equity investment at fair value through profit or loss with effect from 1 July 2012. There was no profit or loss recognised on the date of designation as the investment had been held at fair value. There was nil contribution from ALH in the six months to 30 June 2012.

The sales process was not finalised at 31 December 2012, however, negotiations were at an advanced stage. The fair value of the investment in ALH at 31 December 2012 of € 196 million was determined by reference to the transaction price expected on the sale of the investment as this represented the best evidence of its fair value.

The mark to market of the related put options is negative € 40 million (2011: negative € 8 million) - note 6 and note 69.

The contribution of ALH for the years ended 31 December 2011 and 2010 is included within share of results of associated undertakings as follows:

	2011 € m	2010 € m

Share of (loss)/income of ALH	(12)	4
Impairment of associate	(36)	–
Amortisation of intangible assets	(4)	(6)

Share of loss before taxation	(52)	(2)
Taxation attributable to policyholder returns	(1)	–

Loss attributable to shareholders before taxation	(53)	(2)
Taxation	-	2

Included within associated undertakings	(53)	–

In addition to the amounts included within share of results of associated undertakings, the Group recognised fee income on the sale of ALH life insurance and investment products, through its distribution channels, amounting to € 11 million for the year ended 31 December 2012 (2011: € 23 million; 2010: € 20 million).

The assets and liabilities of ALH at 31 December 2011, accounted for in accordance with the accounting policies of the Group, are set out in the following table:

Summary of consolidated statement of financial position	2011 € m

Cash and placings with banks	1,906
Financial investments	8,424
Investment property	271
Reinsurance assets	588
Other assets	464

Total assets	11,653

Investment contract liabilities	5,605
Insurance contract liabilities	4,364
Other liabilities	498
Shareholders’ equity	1,186

Total liabilities and shareholders’ equity	11,653

Notes to the financial statements

36 Intangible assets and goodwill

	2012				2011

	Goodwill € m	Software € m	Other € m	Total € m	Goodwill € m	Software € m	Other € m	Total € m

Cost
At 1 January	–	631	3	634	3	596	3	602
Acquisition of subsidiary(1)	–	–	–	–	–	75	–	75
Disposal of subsidiary	–	–	–	–	(3)	(1)	–	(4)
Reclassification to disposal groups and non-current assets held for sale (note 25)	–	–	–	–	–	(9)	–	(9)
Additions – internally generated	–	62	–	62	–	27	–	27
– externally purchased	–	9	–	9	–	6	–	6
Amounts written off(2)	–	(13)	–	(13)	–	(47)	–	(47)
Disposals	–	–	–	–	–	(16)	–	(16)

At 31 December	–	689	3	692	–	631	3	634

Amortisation/impairment
At 1 January	–	455	3	458	1	405	3	409
Acquisition of subsidiary(1)	–	–	–	–	–	54	–	54
Disposal of subsidiary	–	–	–	–	(1)	(1)	–	(2)
Reclassification to disposal groups and non-current assets held for sale (note 25)	–	–	–	–	–	(6)	–	(6)
Amortisation for the year	–	58	–	58	–	63	–	63
Impairment for the year	–	2	–	2	–	3	–	3
Amounts written off(2)	–	(13)	–	(13)	–	(47)	–	(47)
Disposals	–	–	–	–	–	(16)	–	(16)

At 31 December	–	502	3	505	–	455	3	458

Net book value at 31 December	–	187	–	187	–	176	–	176

(1)Relates to the acquisition of EBS Limited (“EBS”) (note 23).

(2)Relates to assets which are no longer in use with a nil carrying value.

Internally generated intangible assets under construction amounted to: € 45 million (2011: € 30 million).

Internally generated software amounted to: € 375 million (2011: € 337 million).

37 Property, plant and equipment

	Property			Equipment	Total

	Freehold	Long leasehold	Leasehold under 50 years
	€ m	€ m	€ m	€ m	€ m

Cost
At 1 January 2012	190	103	153	484	930
Reclassification to disposal groups and non-current assets held for sale	(2)	–	–	–	(2)
Other reclassifications	1	(1)	–	–	–
Additions	2	–	9	26	37
Disposals	(1)	–	(20)	(23)	(44)
Amounts written off(1)	–	–	(2)	(2)	(4)
Exchange translation adjustments	1	–	1	1	3

At 31 December 2012	191	102	141	486	920

Depreciation/impairment
At 1 January 2012	53	27	101	389	570
Reclassification to disposal groups and non-current assets held for sale	(1)	–	–	–	(1)
Depreciation charge for the year	6	3	13	29	51
Impairment for the year	9	–	–	–	9
Disposals	–	–	(20)	(21)	(41)
Amounts written off(1)	–	–	(2)	(2)	(4)
Exchange translation adjustments	1	–	1	1	3

At 31 December 2012	68	30	93	396	587

Net book value at 31 December 2012	123	72	48	90	333

Cost
At 1 January 2011	158	90	135	479	862
Acquisition of subsidiary(2)	30	10	19	23	82
Disposal of subsidiaries	–	–	–	(2)	(2)
Reclassification from/(to) disposal groups and non-current assets held for sale	1	3	(1)	(8)	(5)
Additions	–	1	5	11	17
Disposals	–	(1)	(6)	(21)	(28)
Exchange translation adjustments	1	–	1	2	4

At 31 December 2011	190	103	153	484	930

Depreciation/impairment
At 1 January 2011	40	22	82	370	514
Acquisition of subsidiary(2)	7	3	13	17	40
Disposal of subsidiaries	–	–	–	(1)	(1)
Reclassification to disposal groups and non-current assets held for sale	–	–	(1)	(8)	(9)
Depreciation charge for the year	6	3	10	30	49
Disposals	–	(1)	(4)	(20)	(25)
Exchange translation adjustments	–	–	1	1	2

At 31 December 2011	53	27	101	389	570

Net book value at 31 December 2011	137	76	52	95	360

(1)Relates to assets which are no longer in use with a Nil carrying value.

(2)Relates to the acquisition of EBS Limited (“EBS”) (note 23).

The net book value of property occupied by the Group for its own activities was € 240 million (2011: € 263 million), excluding those held as disposal groups and non-current assets held for sale. Property leased to others by AIB Group had a book value of € 2 million (2011: € 2 million).

Property and equipment includes € 2 million for items in the course of construction (2011: Nil).

Notes to the financial statements

38 Deferred taxation	2012 € m	2011 € m

Deferred tax assets:
Provision for impairment of loans and receivables	3	4
Available for sale securities	–	148
Retirement benefits	106	93
Temporary difference on provisions for future commitments in relation to the funding of Icarom plc (under Administration)	–	1
Assets leased to customers	17	20
Unutilised tax losses	3,904	3,707
Other	32	–

Total gross deferred tax assets	4,062	3,973

Deferred tax liabilities:
Cash flow hedges	(5)	(28)
Amortised income on loans	(149)	(204)
Assets used in business	(24)	(16)
Available for sale securities	(24)	–
Other	–	(33)

Total gross deferred tax liabilities	(202)	(281)

Net deferred tax assets	3,860	3,692

Represented on the balance sheet as follows:
Deferred tax assets	3,860	3,692

For each of the years ended 31 December 2012 and 2011, full provision has been made for capital allowances and other temporary differences.

Analysis of movements in deferred taxation	2012 € m	2011 € m

At 1 January	3,692	2,384
Acquisition of subsidiary (note 23)	–	148
Exchange translation and other adjustments	18	23
Deferred tax through other comprehensive income	(33)	(11)
Income statement (note 17)	183	1,148

At 31 December	3,860	3,692

Comments on the basis of recognition of deferred tax assets on unused tax losses are included in ‘Critical accounting policies and estimates’ on pages 46 and 47. Comments on the prospective regulatory capital treatment of deferred tax assets are included in ‘Risk factors’ on page 63.

At 31 December 2012 recognised deferred tax assets on tax losses and other temporary differences, net of deferred tax liabilities, totalled € 3,860 million (2011: € 3,692 million). The most significant tax losses arise in the Irish tax jurisdiction and their utilisation is dependent on future taxable profits.

Temporary differences recognised in other comprehensive income consist of deferred tax on available for sale securities, cash flow hedges and actuarial gains/losses on retirement benefit schemes. Temporary differences recognised in the income statement consist of provision for impairment of loans and receivables, amortised income, assets leased to customers, and assets used in the course of business.

Net deferred tax assets of € 3,854 million (2011: € 3,692 million) are expected to be recovered after more than 12 months.

For AIB’s principal UK subsidiary, the Group has concluded that the recognition of deferred tax assets be limited to the amount projected to be realised within a time period of 15 years. This is the timescale within which the Group believes that it can asses the likelihood of its profits arising as being more likely than not. For certain other subsidiaries and branches, the Group has concluded that it is more likely than not that there will be insufficient profits to support full recognition of deferred tax assets.

38 Deferred taxation (continued)

As a result, the Group has not recognised deferred tax assets in respect of unused tax losses of € 1,848 million (2011: € 556 million) in Ireland, the United Kingdom and the United States of America and foreign tax credits, for Irish tax purposes, of € 4 million (2011: Nil). Of the tax losses of € 1,848 million for which no deferred tax is recognised, € 41 million expire in 2031, € 58 million expire in 2032 and the remainder have no expiry date.

The aggregate amount of temporary differences associated with investments in subsidiaries, branches and associates for which deferred tax liabilities have not been recognised amounted to Nil (2011: Nil).

The net deferred tax asset on items recognised directly in other comprehensive income amounted to € 64 million (2011: € 198 million).

Analysis of income tax relating to other comprehensive income

	2012

	Gross	Tax	Net of tax	Net amount attributable to owners of the parent
	€ m	€ m	€ m	€ m

Loss for the year	(3,830)	183	(3,647)	(3,647)
Exchange translation adjustments	34	–	34	34
Net change in cash flow hedge reserve	(185)	23	(162)	(162)
Net change in fair value of available for sale securities	1,467	(172)	1,295	1,295
Net actuarial gains in retirement benefit schemes	(858)	118	(740)	(740)
Net change in property revaluation reserve	–	(2)	(2)	(2)

Total comprehensive income for the year	(3,372)	150	(3,222)	(3,222)

Attributable to:
Owners of the parent	(3,372)	150	(3,222)	(3,222)

	2011

	Gross	Tax	Net of tax	Non- controlling interests net of tax	Net amount attributable to owners of the parent
Continuing operations	€ m	€ m	€ m	€ m	€ m

Loss for the year	(5,108)	1,188	(3,920)	–	(3,920)
Exchange translation adjustments	(11)	–	(11)	–	(11)
Net change in cash flow hedge reserve	(242)	33	(209)	–	(209)
Net change in fair value of available for sale securities	145	(33)	112	–	112
Net actuarial losses in retirement benefit schemes	(534)	70	(464)	–	(464)
Recognised gains in associated undertakings	4	–	4	–	4

Total comprehensive income for the year	(5,746)	1,258	(4,488)	–	(4,488)

Attributable to:
Owners of the parent	(5,746)	1,258	(4,488)	–	(4,488)

Discontinued operations
Profit for the year	1,645	(17)	1,628	20	1,608
Exchange translation adjustments	(134)	–	(134)	(5)	(129)
Net change in cash flow hedge reserve	1	–	1	–	1
Net change in fair value of available for sale securities	(99)	25	(74)	(3)	(71)

Total comprehensive income for the year	1,413	8	1,421	12	1,409

Attributable to:
Owners of the parent	1,401	8	1,409	–	1,409
Non-controlling interests	12	–	12	12	–

	1,413	8	1,421	12	1,409

Notes to the financial statements

38 Deferred taxation (continued)

Analysis of income tax relating to other comprehensive income

	2010

	Gross	Tax	Net of tax	Non- controlling interests net of tax	Net amount attributable to owners of the parent
Continuing operations	€ m	€ m	€ m	€ m	€ m

Loss for the year	(12,071)	1,710	(10,361)	–	(10,361)
Exchange translation adjustments	89	–	89	–	89
Net change in cash flow hedge reserve	(48)	7	(41)	–	(41)
Net change in fair value of available for sale securities	(957)	144	(813)	–	(813)
Net actuarial gains in retirement benefit schemes	3	(2)	1	–	1
Recognised losses in associated undertakings	(13)	–	(13)	–	(13)

Total comprehensive income for the year	(12,997)	1,859	(11,138)	–	(11,138)

Attributable to:
Owners of the parent	(12,997)	1,859	(11,138)	–	(11,138)
Non-controlling interests	–	–	–	–	–

	(12,997)	1,859	(11,138)	–	(11,138)

Discontinued operations
Profit for the year	271	(72)	199	70	129
Exchange translation adjustments	50	–	50	14	36
Net change in fair value of available for sale securities	4	(1)	3	1	2
Recognised gains in associated undertakings	218	–	218	–	218

Total comprehensive income for the year	543	(73)	470	85	385

Attributable to:
Owners of the parent	458	(73)	385	–	385
Non-controlling interests	85	–	85	85	–

	543	(73)	470	85	385

39 Deposits by central banks and banks	2012 € m	2011 € m

Central banks
Securities sold under agreements to repurchase	22,220	30,831
Other borrowings	–	302
	22,220	31,133
Banks
Securities sold under agreements to repurchase	5,636	5,048
Other borrowings	586	709
	6,222	5,757

	28,442	36,890

Of which:
Domestic offices	28,113	36,166
Foreign offices	329	724
	28,442	36,890
Amounts include:
Due to associated undertakings	–	–

Securities sold under agreements to repurchase (note 55), all of which mature within six months, (with the exception of € 11.25 billion (2011: € 3 billion) funded through the ECB three year Long Term Refinancing Operation (“LTRO”)) are secured by Irish Government bonds, NAMA senior bonds, other marketable securities and eligible assets. The Group has securitised certain of its mortgage and loan portfolios as outlined below in relation to AIB Mortgage Bank and EBS Mortgage Finance. These securities, other than issued to external investors, have been pledged as collateral in addition to other securities held by the Group.

Allied Irish Banks, p.l.c. has granted a floating charge over certain residential mortgage pools, the drawings against which were € 90 million at 31 December 2012 (2011: Nil).

A subsidiary of Allied Irish Banks, p.l.c. has also granted a floating charge over certain residential mortgage pools, the drawings against which were Nil at 31 December 2012 (2011: Nil).

Deposits by central banks and banks include cash collateral of € 321 million (2011: € 576 million) received from derivative counterparties in relation to net derivative positions (note 27).

Financial assets pledged under existing agreements to repurchase, and providing access to future funding facilities with central banks and banks are detailed in the following table:

	2012			2011

	Central banks	Banks	Total	Central banks	Banks	Total
	€ m	€ m	€ m	€ m	€ m	€ m

Total carrying value of financial assets pledged	25,720	6,295	32,015	36,944	5,678	42,622
Of which:
Government securities(1)	14,887	4,152	19,039	17,868	3,082	20,950
Other securities	10,833	2,143	12,976	19,076	2,596	21,672

(1)Includes NAMA senior bonds.

Notes to the financial statements

40 Customer accounts	2012 € m		2011 € m

Current accounts	16,366		15,530
Demand deposits	9,460		9,828
Time deposits	37,784	(1)	35,316

	63,610		60,674

Of which:
Non-interest bearing current accounts
Domestic offices	11,633		10,147
Foreign offices	2,053		1,765
Interest bearing deposits, current accounts and short-term borrowings
Domestic offices	39,889		37,457
Foreign offices	10,035		11,305
	63,610		60,674

Amounts include:
Due to related party(2)	1,270		1,381

(1)Includes securities sold under agreements to repurchase amounting to € 94 million (2011: Nil). The Group pledged non-government available for sale securities with a fair value of € 105 million as collateral for these facilities.

(2)These amounts were substantially due to a subsidiary of ALH, and whilst the investment in ALH amounted to 24.99% of the ordinary share capital, it was accounted for as an equity investment at fair value through profit or loss with effect from 1 July 2012 (note 35).

41 Debt securities in issue	2012 € m	2011 € m

Bonds and medium term notes:
European medium term note programme	6,268	10,740
Bonds and other medium term notes	4,363	4,643
	10,631	15,383
Other debt securities in issue:
Commercial certificates of deposit	35	271

	10,666	15,654

42 Other liabilities	2012 € m	2011 € m

Notes in circulation	467	458
Items in transit	157	171
Creditors	8	5
Future commitments in relation to the funding of Icarom(1)	–	11
Fair value of hedged liability positions	565	507
Other	430	382

	1,627	1,534

(1)Obligations to Icarom were fully satisfied at 31 December 2012.

Notes to the financial statements

43 Provisions for liabilities and commitments

Voluntary severance programme

On 8 March 2012, AIB announced a voluntary severance programme which includes both an early retirement scheme and a voluntary severance scheme. The objective of the programme is to reduce the Group’s cost base. It is expected that staff numbers will reduce by at least 2,500 following full implementation which is expected to complete by December 2013.

On 21 May 2012, AIB announced the specific terms of both the voluntary severance and early retirement schemes.

Staff who were eligible for early retirement were required to apply for consideration by 20 June 2012. Successful applicants have been scheduled to depart throughout 2012 and 2013 with a significant number having already left the Group. It is expected that a large majority of those staff who have been offered and scheduled for a 2013 departure will accept the offer. Accordingly, the Group expects that total past service costs arising under the terms of the early retirement scheme will ultimately amount to € 182 million, based on current best estimates (note 12). This provision is included within pension scheme liabilities.

AIB estimates that the cost of offering the voluntary severance scheme to eligible employees will amount to € 140 million of which € 39 million had been utilised at 31 December 2012. Since AIB is demonstrably committed to the scheme, a provision has been made amounting to € 101 million at 31 December 2012 which is based on management’s best estimate of the amount required to settle the additional costs expected to arise from the scheme. The estimate is based on experience to date in relation to ‘in scope’ staff who have already opted to apply and the acceptance level of successful applicants.

These provisions, totalling € 322 million, have been netted with a curtailment gain of € 29 million and included in termination benefits under administrative expenses (note 10) in the income statement.

In addition, an amount of € 7 million has also been provided in respect of termination benefits payable on the winding down of AIB’s interests, principally, in the Isle of Man/Channel Islands.

Notes to the accounts

43 Provisions for liabilities and commitments (continued)

	31 December 2012

	Liabilities and charges		NAMA(1) constructive obligation	NAMA(2) provisions		Onerous(3) contracts	Legal claims	Other(4) provisions	Voluntary severance scheme	Total
	€ m		€ m	€ m		€ m	€ m	€ m	€ m	€ m

At 1 January	24		–	407		13	10	60	–	514
Transfers out	(8)		–	–		–	–	–	–	(8)
Exchange translation adjustments	–		–	2		–	–	1	–	3
Amounts charged to income statement	10	(5)	–	19	(2)	16	4	121	147	317
Amounts released to income statement	(1	)(5)	–	(155	)(2)	(1)	(4)	(7)	–	(168)
Provisions utilised	(4)		–	(242)		(1)	(1)	(19)	(39)	(306)

At 31 December	21		–	31		27	9	156	108	352

	31 December 2011

	Liabilities and charges		NAMA constructive obligation (1)	NAMA provisions	(2)	Onerous contracts (3)	Legal claims	Other provisions (4)	Total
	€ m		€ m	€ m		€ m	€ m	€ m	€ m

At 1 January	17		1,026	–		7	5	86	1,141
Acquisition of subsidiary(6)	–		–	–		2	1	11	14
Exchange translation adjustments	–		(6)	4		1	–	1	–
Amounts charged to income statement	17		–	403		5	6	52	483
Amounts released to income statement	–		(433)	–		(2)	(1)	(54)	(490)
Provisions utilised	(10)		(587)	–		-	(1)	(36)	(634)

At 31 December	24		–	407		13	10	60	514

The total provisions for liabilities and commitments expected to be settled within one year amount to € 289 million (2011: € 464 million).

(1)At 31 December 2010, the transfer in 2011 of certain loans to NAMA at a discount was deemed unavoidable, accordingly a provision of € 1,026 million being a constructive obligation was made for the expected discount.

(2)NAMA provisions represent amounts due to NAMA in respect of adjustments to transfers which had not been settled at 31 December 2011. At 31 December 2012, € 155 million of this provision was released to the income statement. This followed the resolution with NAMA of certain issues relating to transfers which had taken place in earlier periods. In addition, € 19 million was charged to the income statement in respect of Section 93 claims i.e. new claims under the NAMA Act.

(3)Provisions for the unavoidable costs expected to arise from branch closures.

(4)Includes provisions for refunds to customers in respect of payment protection insurance in both Ireland and the UK (total € 52 million), interest rate hedge products in the UK (€ 49 million), restructuring and reorganisation costs.

(5)Included in charge/(writeback) of provisions for liabilities and commitments in income statement.

(6)Relates to the acquisition of EBS (note 23).

Notes to the financial statements

44 Subordinated liabilities and other capital instruments	Notes	2012 € m	2011 € m

Allied Irish Banks, p.l.c.
€ 1.6bn Contingent Capital Tier 2 Notes due 2016
Proceeds of issue		1,600	1,600
Fair value adjustment on initial recognition		(447)	(447)
Amortisation to date		84	24
	(a)	1,237	1,177
Dated loan capital – European Medium Term Note Programme:
€ 500m Callable Step-up Floating Rate Notes due October 2017 (maturity extended to 2035 as a result of the SLO)	(b)	7	7
Stg£ 368m 12.5% Subordinated Notes due June 2019 (maturity extended to 2035 as a result of the SLO)	(c)	27	25
Stg£ 500m Callable Fixed/Floating Rate Notes due March 2025 (maturity extended to 2035 as a result of the SLO)	(d)	–	–
		34	32

		1,271	1,209

Maturity of dated loan capital		2012 € m	2011 € m

Dated loan capital outstanding is repayable:
In 5 years or more		34	32

Following on the liability management exercises in 2011 and the SLO in April 2011, residual balances remained outstanding on the dated loan capital instruments above. The SLO, which was effective from 22 April 2011, changed the terms of all outstanding instruments. The original liabilities were derecognised and new liabilities were recognised, with their initial measurement based on the fair value at the SLO effective date. The contractual maturity date changed to 2035 as a result of the SLO, with coupons to be payable at the option of AIB (note7).

€ 1.6bn Contingent Capital Tier 2 Notes due 2016

(a)	On 26 July 2011, AIB issued € 1.6 billion in nominal value of Contingent Capital Tier 2 Notes (‘CCNs’) to the Minister for Finance of Ireland (‘the Minister’) for cash consideration of € 1.6 billion. The fair value of these notes at initial recognition was € 1,153 million with € 447 million being accounted for as a capital contribution from the Minister (note 49). Interest is payable annually in arrears on the nominal value of the notes at a fixed rate of 10% per annum. The interest rate may increase up to 18% at the behest of the Minister but with effect only from the date that the CCNs are sold to a third party external to a State entity. The notes are due to mature on 28 July 2016. The CCNs are unsecured and subordinated obligations of AIB. They rank:
(i)	junior to the claims of all holders of unsubordinated obligations of AIB;
(ii)	pari passu with the claims of holders of all other subordinated obligations of AIB which qualify as consolidated Tier 2 capital of the Group for regulatory capital purposes or which rank, or are expressed to rank, pari passu with the CCNs; and
(iii)	senior to the claims of holders of all other subordinated obligations of AIB which rank junior to the CCNs including any subordinated obligations of AIB which qualify as Tier 1 capital of the Group for regulatory purposes.

While the CCNs are outstanding, if the Core Tier 1 capital ratio (the CET Ratio after the CRD IV implementation date) falls below the Trigger ratio of 8.25%, the CCNs are immediately and mandatorily redeemable and will convert to ordinary shares of AIB at a conversion price of € 0.01 per share.

44 Subordinated liabilities and other capital instruments (continued)

Dated loan capital

The dated loan capital in this section issued under the European Medium Term Note Programme is subordinated in right of payment to the ordinary creditors, including depositors, of the Group.

During 2010, the Group redeemed certain of these capital instruments, and in 2011, all outstanding amounts were either purchased for cash or derecognised following a Subordinated Liabilities Order (“SLO”), details of which are set out in note 63(g).

Residual balances remained outstanding on the instruments set out below following redemption/derecognition as follows:

(b)	In relation to the € 500 million Callable Subordinated Step-Up Floating Rate Notes, the Group redeemed € 332.5 million of these in March 2010, leaving € 167.5 million outstanding. Of this outstanding amount, € 142 million was purchased for cash during 2011 with the remainder being derecognised following the introduction of the SLO. A new instrument was subsequently recognised and measured at a fair value of € 7 million (note 7).

(c)	Of the Stg£ 368 million Subordinated Notes, Stg£ 289 million was purchased for cash during 2011 with the remainder, amounting to Stg£ 79 million, being derecognised following the introduction of the SLO. A new instrument was subsequently recognised and measured at a fair value of Stg£ 20 million (note 7).

(d)	The Stg£ 500 million Subordinated Callable Fixed/Floating Rate Notes were partially redeemed (Stg£ 481 million) in March 2010, leaving Stg£ 19 million outstanding. Of this outstanding amount, Stg£ 18 million was purchased for cash during 2011, with the remainder amounting to Stg£ 1 million being derecognised following the introduction of the SLO. A new instrument was subsequently recognised and measured at a fair value of Stg£ 0.3 million (note 7).

Notes to the financial statements

45 Share capital

		Authorised		Issued

	2012 m	2011 m	2012 m	2011 m

Ordinary share capital
Ordinary shares of € 0.01 each	702,000.0	702,000.0	517,152.8	513,528.8
Preference share capital
2009 Non cumulative preference shares of € 0.01 each	3,500.0	3,500.0	3,500.0	3,500.0
Deferred share capital
Deferred shares of € 0.01 each	403,775.2	403,775.2	–	–

Ordinary share capital/share premium

2012

(i)	On 1 May 2012, the Irish High Court confirmed an application by AIB for a reduction of the share premium account by € 2,000 million in addition to a reduction of € 3,958 million of its capital redemption reserves (note 50). This resulted in a transfer from these reserve accounts to revenue reserves.
(ii)	On 14 May 2012, arising from the non-payment of dividend amounting to € 280 million on the 2009 Preference Shares, the National Pensions Reserve Fund Commission (“NPRFC”) became entitled to bonus shares in lieu and the Company issued 3,623,969,972 new ordinary shares of € 0.01 each by way of a bonus issue to the NPRFC in settlement of the dividend. In accordance with the Company’s Articles of Association, an amount of € 36 million, equal to the nominal value of the shares issued, was transferred from share premium to ordinary share capital.

2011

(i)	On 31 March 2011, following completion of the Central Bank of Ireland’s Prudential Capital Assessment Review and the Prudential Liquidity Assessment Review, the Central Bank of Ireland announced the requirement for the Company to raise equity capital of € 9.1 billion in addition to the requirement of approximately € 4.2 billion deferred from February 2011, bringing the total capital which AIB would be required to raise to € 13.3 billion.
(ii)	On 1 April 2011, the company completed the sale of its stake in Bank Zachodni WBK S.A., following which on 7 April 2011, the NPRFC issued a Conversion Order to convert all of its CNV Shares (total shares 10,489,899,564 (€ 3,357 million)) into ordinary shares. The conversion was completed on 8 April 2011.
(iii)	On 13 May 2011, arising from the non-payment of dividend amounting to € 280 million on the 2009 Preference Shares, the NPRFC became entitled to bonus shares in lieu and the Company issued 484,902,878 new ordinary shares by way of a bonus issue to the NPRFC in part settlement of the dividend. In accordance with the Company’s Articles of Association, an amount of € 155 million, equal to the nominal value of the shares issued, was transferred from share premium to ordinary share capital. The remainder of the bonus shares due to the NPRFC of 762,370,687 were issued to the NPRFC following the required approvals by the shareholders at the Extraordinary General Meeting (“EGM”) on the 26 July 2011. This issue included an additional 38,118,535 shares being prescribed by the Company’s Articles of Association as a result of the 2011 annual cash dividend not being satisfied in full on the due date. This issue of shares resulted in € 8 million (the nominal value of the shares issued was € 0.01 each per share) being transferred from share premium to ordinary share capital.
(iv)	On 26 July 2011, following the passing of shareholder resolutions at the EGM:
–	the ordinary shares of the Company were renominalised, each ordinary share of € 0.32 was subdivided into one ordinary share of € 0.01 each carrying the same rights and obligations as an existing ordinary share and thirty one deferred shares of € 0.01. The deferred shares created on the renominalisation had no voting or dividend rights and had no economic value;
–	the Company acquired all of the deferred shares for nil consideration and immediately cancelled them in accordance with its Articles of Association adopted at the EGM which resulted in € 3,958 million transferring from share capital to a capital redemption reserve fund; and
–	all of the authorised but unissued preference shares denominated in Euro, sterling, US dollars and yen (other than the 2009 Preference Shares),were cancelled.
(v)	On 27 July 2011, the Company issued 500 billion ordinary shares of € 0.01 each to the NPRFC at a subscription price of € 0.01 per share (€ 5 billion in total) as part of the capital raising transaction agreed with the Irish Government.

45 Share capital (continued)

Preference share capital - 2009 Preference Shares

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

The 2009 Preference Shares carry a fixed non cumulative dividend at a rate of 8% per annum, payable annually in arrears at the discretion of AIB. If a cash dividend is not paid, AIB must issue bonus ordinary shares to the holders of the 2009 Preference Shares by capitalising its reserves. The issue of bonus shares can be deferred by AIB, but the holders of 2009 Preference Shares will acquire voting rights at general meetings of AIB equivalent to the voting rights that would have attached to the bonus shares if they had been issued. The dividend may not be deferred beyond the date on which AIB (a) pays a cash dividend on the 2009 Preference Shares or on the ordinary shares; or (b) redeems or purchases any of the 2009 Preference Shares, or ordinary shares. Arising from this provision, AIB issued ordinary shares in lieu of dividend due to the NPRFC in 2010, in 2011 and on 14 May 2012. In accordance with the Company’s Articles of Association, an amount of € 36 million (2011: € 163 million), equal to the nominal value of the shares issued, was transferred from the share premium to the ordinary share capital account (see below).

The 2009 Preference Shares may be purchased or redeemed at the option of AIB, in whole or in part, from distributable profits and/or the proceeds of an issue of shares constituting core tier 1 capital, for the first five years after the date of issue for the subscription price of € 1.00 per share and thereafter at redemption or purchase price of 125 per cent. of the subscription price, subject at all times to the consent of the Central Bank of Ireland.

The 2009 Preference Shares give the Minister the right, while any such preference shares are outstanding, to appoint directly 25 per cent. of the directors of AIB and has voting rights equal to 25 per cent. of all votes capable of being cast by shareholders on a poll at a general meeting of the Company on shareholder resolutions relating to:

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

Notes to the financial statements

45 Share capital (continued)

The following tables show the movements in share capital in the statement of financial position during the year:

Issued share capital	2012 € m	2011 € m

At 1 January	5,170	3,965
Ordinary shares in lieu of dividend on 2009 Preference Shares	36	163
CNV shares converted to ordinary shares	–	(3,357)
Ordinary shares issued on conversion of CNV shares	–	3,357
Ordinary shares of € 0.32 each renominalised	–	(4,085)
Ordinary shares of € 0.01 each arising on renominalisation	–	127
Deferred shares of € 0.01 each arising on renominalisation	–	3,958
Cancellation of deferred shares	–	(3,958)
Ordinary shares issued to the NPRFC	–	5,000

At 31 December	5,206	5,170

Of which:
Ordinary shares	5,171	5,135
2009 Preference shares	35	35

	5,206	5,170

Share premium	2012 € m	2011 € m

At 1 January	4,926	5,089
Transfer to ordinary share capital in respect of ordinary shares issued in lieu of dividend on 2009 Preference Shares	(36)	(163)
Reduction and transfer to revenue reserves	(2,000)	-

At 31 December	2,890	4,926

Structure of the Company’s share capital as at 31 December 2012	Authorised share capital %	Issued share capital %

Class of share
Ordinary share capital	63.3	99.3
2009 Preference Shares	0.3	0.7
Deferred shares	36.4	–

The following table shows the Group’s capital resources at 31 December 2012 and 31 December 2011:
Capital resources	2012 € m	2011 € m

Shareholders’ equity	11,241	14,463
Contingent capital notes (note 44)	1,237	1,177
Dated capital notes (note 44)	34	32

Total capital resources	12,512	15,672

46 Analysis of selected other comprehensive income

			2012			2011			2010

Continuing operations	Gross € m	Tax € m	Net € m	Gross € m	Tax € m	Net € m	Gross € m	Tax € m	Net € m

Foreign currency translation reserves
Change in foreign currency translation reserves	34	–	34	(11)	–	(11)	89	–	89

Total	34	–	34	(11)	–	(11)	89	–	89

Cash flow hedging reserves
Fair value (gains) transferred to income statement	(87)	10	(77)	(115)	14	(101)	(403)	52	(351)
Fair value (losses)/gains taken to other comprehensive income	(98)	13	(85)	(127)	19	(108)	355	(45)	310

Total	(185)	23	(162)	(242)	33	(209)	(48)	7	(41)

Available for sale securities reserves
Fair value losses/(gains) transferred to income statement	55	7	62	443	(54)	389	(15)	5	(10)
Fair value gains/(losses) taken to other comprehensive income	1,412	(179)	1,233	(298)	21	(277)	(942)	139	(803)

Total	1,467	(172)	1,295	145	(33)	112	(957)	144	(813)

			2012			2011			2010

Discontinued operations	Gross € m	Tax € m	Net € m	Gross € m	Tax € m	Net € m	Gross € m	Tax € m	Net € m

Foreign currency translation reserves
Transferred to income statement on disposal of foreign operation	–	–	–	(106)	–	(106)	–	–	–
Change in foreign currency translation reserves	–	–	–	(28)	–	(28)	50	–	50

Total	–	–	–	(134)	–	(134)	50	–	50

Cash flow hedging reserves
Fair value losses transferred to income statement	–	–	–	4	(1)	3	29	(6)	23
Fair value (losses) taken to other comprehensive income	–	–	–	(3)	1	(2)	(29)	6	(23)

Total	–	–	–	1	–	1	–	–	–

Available for sale securities reserves
Fair value (gains) transferred to income statement	–	–	–	(82)	16	(66)	(2)	–	(2)
Fair value (losses)/gains taken to other comprehensive income	–	–	–	(17)	9	(8)	6	(1)	5

Total	–	–	–	(99)	25	(74)	4	(1)	3

Notes to the financial statements

46 Analysis of selected other comprehensive income (continued)

Analysis of total comprehensive income included within statement of changes in equity

							2012

				Revenue reserves
	Revaluation reserves	Available for sale securities reserves	Cash flow hedging reserves	Net actuarial gains/(losses) in retirement benefit	Other revenue reserves	Foreign currency translation reserves	Total
	€ m	€ m	schemes € m	€ m	€ m	€ m	€ m

Parent and subsidiaries	(2)	1,295	(162)	(740)	(3,647)	34	(3,222)
Associated undertakings	–	–	–	–	–	–	–

Total	(2)	1,295	(162)	(740)	(3,647)	34	(3,222)

Non-controlling interests	–	–	–	–	–	–	–

Attributable to equity holders of the parent	(2)	1,295	(162)	(740)	(3,647)	34	(3,222)

							2011

				Revenue reserves
	Revaluation reserves	Available for sale securities reserves	Cash flow hedging reserves	Net actuarial gains/(losses) in retirement benefit	Other revenue reserves	Foreign currency translation reserves	Total
	€ m	€ m	schemes € m	€ m	€ m	€ m	€ m

Parent and subsidiaries	–	38	(208)	(464)	(2,292)	(145)	(3,071)
Associated undertakings	–	–	–	4	–	–	4

Total	–	38	(208)	(460)	(2,292)	(145)	(3,067)

Non-controlling interests	–	3	–	–	(20)	5	(12)

Attributable to equity holders of the parent	–	41	(208)	(460)	(2,312)	(140)	(3,079)

47 Own shares

Ordinary shares previously purchased under shareholder authority and held as Treasury Shares are as follows:

Treasury shares	2012	2011

At 31 December	35,680,114	35,680,114

Since 2008, the company has not reissued any ordinary shares from its pool of Treasury Shares.

Employee share schemes and trusts

The Group sponsors a number of employee share plans whereby purchases of shares are made in the open market to satisfy commitments under the schemes.

At 31 December 2012, 1.5 million shares (2011: 2.6 million) were held by trustees with a book value of € 23 million (2011: € 25.6 million), and a market value of € 0.1 million (2011: € 0.2 million). The book value is deducted from revenue reserves while the shares continue to be held by the Group.

The Group sponsors SAYE schemes for eligible employees in the UK, the Isle of Man and Channel Islands. The trustees of the schemes have borrowed funds from Group companies, interest free, to enable them to purchase Allied Irish Banks, p.l.c. ordinary shares in the open market. These shares are used to satisfy commitments arising under the schemes. The cost of providing these shares is charged to the income statement on a systematic basis over the period that the employees are expected to benefit. At 31 December 2012, 1.5 million shares (2011: 1.5 million) were held by the trustees with a book value of € 22.9 million (2011: € 23.1 million) and a market value of € 0.1 million (2011: € 0.2 million). The book value is deducted from revenue reserves.

In 2001, the AIB Group Employee Share Trust was established to satisfy commitments arising under the AIB Group Long-Term Incentive Plan (“LTIP”). Funds were provided to the trustees to enable them to purchase Allied Irish Banks, p.l.c. ordinary shares in the open market. The trustees have waived their entitlement to dividends. At 31 December 2012, 0.01 million shares (2011: 0.01 million shares) were held by the trustees with a book value of € 0.1 million (2011: € 0.1 million) and a market value of € 0.001 million (2011: € 0.002 million).

At 31 December 2012, Nil (2011: 1.2 million) ordinary shares were held by the trust with a cost of Nil (2011: € 2.4 million) and a market value of Nil (2011:Nil) in relation to the Allfirst Stock Option Plans.(1)

(1)Prior to its disposal to M&T Bank Corporation, Allfirst Financial, Inc. sponsored the Allfirst Stock Option Plans, for the benefit of key employees of Allfirst.

48 Other equity interests

Reserve capital instruments (“RCI”)	2011 € m

At 1 January	239
Redemption of RCI (note 7)	(239)

At 31 December 2011	–

RCIs

At 1 January 2011, € 239 million remained outstanding on RCIs following the redemption in June 2009 of € 258 million of the RCI. The outstanding amount of € 239 million was purchased in full for cash in June 2011 at a discount of 90.4% to nominal value resulting in a gain of € 216 million which was recognised in equity.

The coupon, which was due to be paid on the RCI on 28 February 2011, was not paid.

Notes to the financial statements

49 Capital reserves

	2012			2011

	Capital contribution reserves	Other capital reserves	Total	Capital contribution reserves	Other capital reserves	Total
	€ m	€ m	€ m	€ m	€ m	€ m

At 1 January	2,632	253	2,885	–	253	253
Capital contributions
Anglo business transfer (note 22)	–	–	–	1,498	–	1,498
EBS acquisition (note 23)	–	–	–	777	–	777
CCNs issuance (note 44)	–	–	–	447	–	447
	–	–	–	2,722	–	2,722
Transfer to revenue reserves:
Anglo business transfer	(187)	–	(187)	(66)	–	(66)
CCNs issuance (note 44)	(60)	–	(60)	(24)	–	(24)
	(247)	–	(247)	(90)	–	(90)

At 31 December	2,385	253	2,638	2,632	253	2,885

The capital contributions are initially non-distributable but may become distributable as outlined in accounting policy number 28. The transfers to revenue reserves relate to the capital contributions being deemed distributable.

In addition to the capital contributions above, in 2011 AIB also received capital contributions in cash amounting to € 6,054 million which are included in revenue reserves (note 51).

50  Capital redemption reserves

On 26 July 2011, the ordinary shares of Allied Irish Banks, p.l.c. were renominalised which resulted in the creation of ordinary shares of € 0.01 each, totalling € 127 million and deferred shares of € 0.01 each, totalling € 3,958 million. The deferred shares were acquired by AIB for Nil consideration and immediately cancelled which resulted in € 3,958 million transferring from share capital to capital redemption reserves (note 45).

On 1 May 2012, the Irish High Court confirmed an application by AIB for a reduction of its capital redemption reserve fund, accordingly, € 3,958 million was transferred to revenue reserves from this account.

51 Contributions from the Minister for Finance and the NPRFC

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

52 Non-controlling interests in subsidiaries	2011 € m

Equity interest in subsidiaries
At 1 January	501
Movement during the year	12
Extinguishment of equity interests	(513)
At 31 December	–

Non-cumulative Perpetual Preferred Securities (“LPI”)
At 1 January	189
Purchase of Non-cumulative Perpetual Preferred Securities	(189)
At 31 December	–

–

Equity interests in subsidiaries

On 1 April 2011, AIB disposed of its 70.36% shareholding in BZWBK (note 18).

Non-cumulative Perpetual Preferred Securities

At 1 January 2011, € 189 million remained outstanding following the redemption in June 2009 of € 801 million of the Preferred Securities. In June 2011 the remaining outstanding amount was purchased in full for cash (note 7).

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

The following tables give the nominal or contract amounts of contingent liabilities and commitments:

	Contract amount

	2012 € m	2011 € m

Contingent liabilities(1) – credit related
Guarantees and assets pledged as collateral security:
Guarantees and irrevocable letters of credit	980	1,414
Other contingent liabilities	581	595
	1,561	2,009

Commitments(2)
Documentary credits and short-term trade-related transactions	27	29
Undrawn note issuance and revolving underwriting facilities	–	–
Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year(3)	6,977	7,240
1 year and over(4)	1,970	2,593
	8,974	9,862

	10,535	11,871

(1)Contingent liabilities are off-balance sheet products and include guarantees, standby letters of credit and other contingent liability products such as performance bonds.

(2)A commitment is an off-balance sheet product, where there is an agreement to provide an undrawn credit facility. The contract may or may not be cancelled unconditionally at any time without notice depending on the terms of the contract.

(3)An original maturity of up to and including 1 year or which may be cancelled at any time without notice.

(4)With an original maturity of more than 1 year.

	Contingent liabilities		Commitments

	2012 € m	2011 € m	2012 € m	2011 € m

Concentration of exposure
Republic of Ireland	822	1,023	7,784	8,277
United Kingdom	492	504	1,149	1,352
United States of America	247	475	41	185
Rest of the world	–	7	–	48

Total	1,561	2,009	8,974	9,862

Notes to the financial statements

53  Memorandum items: contingent liabilities and commitments, and contingent assets (continued)

The credit rating of contingent liabilities and commitments as at 31 December 2012 and 2011 are set out in the following table. Details of the Group’s rating profiles and masterscale ranges are set out in the ‘Risk management’ section.

	2012	2011
Masterscale grade	€ m	€ m

1 to 3	3,652	5,334
4 to 10	2,875	2,800
11 to 13	1,925	1,834
Unrated	2,083	1,903

	10,535	11,871

Legal proceedings

AIB Group in the course of its business is frequently involved in litigation cases. However, it is not, nor has been involved in, nor are there, so far as the Company is aware, pending or threatened by or against AIB Group any legal or arbitration proceedings, including governmental proceedings, which may have, or have had during the previous twelve months, a material effect on the financial position or profitability of AIB Group.

Contingent liability/contingent asset - NAMA

(a)	Transfers of financial assets to NAMA are complete. However, NAMA continues to finalise certain value to transfer adjustments and the final consideration payable on tranches which have already transferred. Accordingly, AIB has maintained a provision for the amount of the expected outflow in respect of various adjustments. If the actual amounts provided prove to be lower or higher than the provision, an inflow or outflow of economic benefits may result to AIB (note 43).
(b)	The Group has provided NAMA with a series of indemnities relating to transferred assets. Any indemnity payment would result in an outflow of economic benefit for the Group.
(c)	On dissolution or restructuring of NAMA, the Minister may require that a report and accounts be prepared. If NAMA shows that an aggregate loss has been incurred since its establishment which is unlikely to be made good, the Minister may impose a surcharge on the participating institution. This will involve apportioning the loss on the participating institution, subject to certain restrictions, on the basis of the book value of the assets acquired from that institution in relation to the total book value of assets acquired from all participating institutions.

Participation in TARGET 2 - Ireland

Allied Irish Banks, p.l.c. (“AIB”) migrated to the TARGET 2 system during 2008. TARGET 2, being the wholesale payment infrastructure for credit institutions across Europe, is a real time gross settlement system for large volume interbank payments in euro. The following disclosures relate to the charges arising as a result of the migration to TARGET 2:

By Deeds of Charge made on 15 February 2008, AIB created first floating charges in favour of the Central Bank of Ireland over all of AIB’s right, title, interest and benefit, present and future, in and to:

(i)	the balances then or at any time standing to the credit of Payment Module accounts held by AIB with a Eurosystem central bank; and
(ii)	each of the eligible securities included from time to time in the Eligible Securities Schedule furnished by AIB to the Central Bank of Ireland in each case, a ‘Charged Property’, for the purpose of securing all present and future liabilities of AIB in respect of AIB’s participation in TARGET 2, arising from the Deeds of Charge and the Terms and Conditions for participation in TARGET 2 – Ireland (adopted from time to time by the Central Bank of Ireland), including, without limitation, liabilities to the Central Bank of Ireland, the European Central Bank, or any national central bank of a Member State that has adopted the euro.

The Deeds of Charge contain a provision whereby during the subsistence of the security, otherwise than with the prior written consent of the Central Bank of Ireland, AIB shall not:

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

Securitisations

The Group utilises securitisations primarily to support the following business objectives:

–	as an investor, the Group has used securitisation as part of the management of its interest rate and liquidity risks through Treasury;
–	as an investor, securitisations have been utilised by the Group to invest in transactions that offered an appropriate risk-adjusted return opportunity;
–	as an originator of securitisations, to meet customer demand to offer a full range of investment opportunities by making available opportunities to invest in AIB-managed Collateralised Debt Obligations (“CDOs”) and Collateralised Bond Obligations (“CBOs”); and
–	as an originator of securitisations to support the funding activities of the Group.

AIB has primarily been an investor in securitisations issued by other credit institutions. The most significant investment in securitisations has been through Treasury’s purchases of senior tranches of predominantly AAA-rated prime Residential Mortgage Backed Securities (“RMBS”), holdings of which have continued to reduce during 2012. This portfolio was originally purchased as part of Treasury’s primary interest rate and liquidity management objective, subject to qualifying criteria, including loan-to-value (“LTV”), seasoning, location and quality of originator. A smaller proportion of the overall portfolio is held in other asset classes which are reported in the available for sale portfolio.

At 31 December 2012, the Group also has a small residual portfolio of investments in securitisations which are classified as non-core. The portfolio consists of both cash and synthetic structures across a variety of asset classes, including RMBS, Commercial Mortgage Backed Securities (“CMBS”) and CDOs.

Arising from the acquisition of EBS on 1 July 2011, AIB controls certain special purpose vehicles which had been set-up by EBS (note m Investments in Group undertakings to the parent company financial statements).

Stock borrowing and lending

Securities borrowed are not recognised in the financial statements, unless these are sold to third parties, at which point the obligation to repurchase the securities is recorded as a trading liability at fair value and any subsequent gain or loss included in trading income.

Employee compensation trusts

AIB and some of its subsidiary companies use trust structures to benefit employees and to facilitate the ownership of the Group’s equity by employees. The Group consolidates these trust structures where the risks and rewards of the underlying shares have not been transferred to the employees. Details of these schemes are provided in note 11 of the notes to the consolidated financial statements .

Notes to the financial statements

55 Transfer of financial assets

The Group enters into transactions in the normal course of business in which it transfers previously recognised financial assets. Transferred financial assets may, in accordance with IAS 39 Financial Instruments: Recognition and Measurement:

(i)	continue to be recognised in their entirety; or
(ii)	be derecognised in their entirety but the Group retains some continuing involvement.

The most common transactions where the transferred assets are not derecognised in their entirety are sale and repurchase agreements, issuance of covered bonds and securitisations.

(i)  Transferred financial assets not derecognised in their entirety

Sale and repurchase agreements

Sale and repurchase agreements are transactions in which the Group sells a financial asset to another party, with an obligation to repurchase it at a fixed price on a certain later date. The Group continues to recognise the financial assets in full in the statement of financial position as it retains substantially all the risks and rewards of ownership. The Group’s sale and repurchase agreements are predominantly with central banks and banks. The obligation to pay the repurchase price is recognised within ‘Deposits by central banks and banks’ (note 39) and ‘Customer accounts’ (note 40). As the Group sells the contractual rights to the cash flows of the financial assets, it does not have the ability to use or pledge the transferred assets during the term of the sale and repurchase agreement. The Group remains exposed to credit risk and interest rate risk on the financial assets sold. The obligation arising as a result of sale and repurchase agreements together with the carrying value of the financial assets pledged are set out in the table below.

Securities sold under agreements to repurchase (notes 39 and 40), all of which mature within six months, (with the exception of € 11.25 billion (2011: € 3 billion) funded through the ECB three year Long Term Refinancing Operation (“LTRO”)) are secured by Irish Government bonds, NAMA senior bonds, other marketable securities and eligible assets. The Group has securitised certain of its mortgage and loan portfolios as outlined below in relation to AIB Mortgage Bank and EBS Mortgage Finance. These securities, other than issued to external investors, have been pledged as collateral in addition to other securities held by the Group.

The Group has granted a floating charge over certain residential mortgage pools, the drawings against which were Nil at 31 December 2012 (2011: Nil).

Issuance of covered bonds

Covered bonds, which the Group issues, are debt securities backed by cash flows from mortgages for the purpose of financing loans secured on residential property through its wholly owned subsidiaries, AIB Mortgage Bank and EBS Mortgage Finance. The Group retains all of the risks and rewards of these mortgage loans and therefore, the loans continue to be recognised on the Group’s statement of financial position with the related covered bonds included within ‘Debt securities in issue’ (note 41). The Group remains exposed to credit risk and interest rate risk on the financial assets sold. As the Group sells the contractual rights to the cash flows of the financial assets it does not have the ability to use the transferred assets during the term of the arrangement. However, of the total debt securities issued amounting to € 13.4 billion, internal Group companies hold € 10.1 billion which are eliminated on consolidation. These internally issued bonds are used by AIB Group as part of sale and repurchase agreements with the Central Bank of Ireland as outlined above.

Securitisations

Securitisations are transactions in which the Group sells financial assets to special purpose entities (“SPEs”), which, in turn, issue notes to external investors. The notes issued by the SPEs are on terms which result in the Group retaining the majority of ownership risks and rewards and therefore, the financial assets continue to be recognised on the Group’s statement of financial position. The Group remains exposed to credit risk, interest rate risk and foreign exchange risk on the financial assets sold. The liability in respect of the cash received from the external investors is included within ‘Debt securities in issue’ (note 41). Under the terms of the securitisations, the rights of the investors are limited to the financial assets in the securitised portfolios and any related income generated by the portfolios, without recourse to the Group. The Group does not have the ability to use the financial assets transferred as part of securitisation transactions during the term of the arrangement.

In 2012, the Group securitised € 533 million of its residential mortgage portfolio held in the AIB UK market segment. These mortgages were transferred to a securitisation vehicle, Tenterden Funding p.l.c. (‘Tenterden’). In order to fund the acquired mortgages, Tenterden issued class A notes to external investors and class B notes to an AIB subsidiary. The transferred mortgages have not been derecognised as the Group retains substantially all the risks and rewards of ownership and continue to be reported in the Group’s financial statements. Tenterden is consolidated into the Group’s financial statements with the class B notes being eliminated on consolidation. The liability in respect of cash received by Tenterden from the external investors is included within ‘Debt securities in issue’ (note 41) on the statement of financial position. At 31 December 2012, the carrying amount of the assets which the Group continues to recognise is € 467 million and the carrying amount of the associated liabilities is € 316 million.

55 Transfer of financial assets (continued)

Arising from the acquisition of EBS on 1 July 2011, the Group controls three special purpose entities which had previously been set up by EBS: Emerald Mortgages No.4 p.l.c.; Emerald Mortgages No. 5; and Mespil 1 RMBS Limited.

Emerald Mortgages No.4 plc

The total carrying value of the original residential mortgages transferred by EBS Limited to Emerald Mortgages No.4 plc (‘Emerald 4’) as part of the securitisation amounts to € 1,500 million. The amount of transferred secured loans that the Group has recognised at 31 December 2012 is € 868 million. The carrying amount of the bonds issued by Emerald 4 to third party investors amounts to € 846 million and is included within ‘Debt securities in issue’ (note 41).

Neither Emerald Mortgages No. 5 nor Mespil 1 RMBS Limited have external investors.

The following table sets out the carrying value of financial assets which did not qualify for derecognition and their associated financial liabilities:

							2012

	Carrying amount of transferred assets		Carrying amount of associated liabilities	(2)	Fair value of transferred assets	Fair value of associated liabilities	Net position
					€ m	€ m	€ m

Sale and repurchase agreements	32,120	(1)	27,950		32,166	27,950	4,216
Issuance of covered bonds(3)	5,584		3,315		4,635	3,434	1,201
Securitisations(3)	1,178		1,162		1,071	709	362

(1)Includes NAMA senior bonds.

(2)Relates to third party investors only.

(3)The carrying value and fair value of transferred assets have been apportioned between external investors and internal investors with that portion relating to external investors recorded in this table.

(ii) Transferred financial assets derecognised in their entirety but the Group retains some continuing involvement

AIB has a continuing involvement in transferred financial assets where it retains any of the risks and rewards of ownership of the transferred financial assets. Set out below are transactions in which AIB has a continuing involvement in assets transferred.

Pension scheme

On 31 July 2012, AIB entered into a Contribution Deed with the Trustee of the AIB Group Irish Pension Scheme (‘the Irish Scheme’), whereby it agreed to make contributions to the scheme to enable the Trustee ensure that the regulatory Minimum Funding Standard position of non-pensioner members of the pension scheme was not affected by the agreed early retirement scheme. These contributions amounting to € 594 million were settled through the transfer to the Irish scheme of interests in an SPV owning loans and receivables previously transferred at fair value from the Group. The loans and receivables which had a carrying value of € 1,024 million transferred at fair value to the SPV resulting in a loss on disposal of € 430 million. The loans and receivables were derecognised in the Group’s financial statements (note 12).

A subsidiary company of the Group was appointed as a service provider for the loans and receivables transferred. Under the servicing agreement, the Group subsidiary company collects the cash flows on the transferred loans and receivables on behalf of the pension scheme in return for a fee. The fee is based on an annual rate of 0.125% of the principal balance outstanding of all transferred loans and receivables on the last day of each calendar month. The Group has not recognised a servicing asset/liability in relation to this servicing arrangement, as the fee is considered to be a market rate. Under the servicing agreement, the Irish scheme has the right to replace the Group subsidiary company as the service provider with an external third party. In 2012, the Group recognised € 0.5 million (cumulative € 0.5 million) in the income statement for the servicing of the loans and receivables transferred.

Notes to the financial statements

55 Transfer of financial assets (continued)

NAMA

During 2010 and 2011, AIB transferred financial assets with a net carrying value of € 15,428 million to NAMA. All assets transferred were derecognised in entirety.

As part of this transaction, the Group has provided NAMA with a series of indemnities relating to the transferred assets. Also, on the dissolution or restructuring of NAMA, the Irish Minister for Finance (‘the Minister’) may require a report and accounts to be prepared. If NAMA reports an aggregate loss since its establishment and this is unlikely to be made good, the Minister may impose a surcharge on the participating institution. This will involve apportioning the loss on the participating institution, subject to certain restrictions, on the basis of the book value of the assets transferred by the institution in relation to the total book value of assets transferred by all participating institutions. At this stage it is not possible to quantify the maximum exposure to loss which may arise on the dissolution or restructuring of NAMA.

In addition, the Group has been appointed by NAMA as a service provider for the loans and receivables transferred, for which it receives a fee. The fee is based on the lower of actual costs incurred or 0.1% of the value of the financial assets transferred. The Group has not recognised a servicing asset/liability in relation to this servicing arrangement. In 2012, the Group recognised € 16 million (cumulative € 37 million) in the income statement for the servicing of financial assets transferred to NAMA.

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

Readers of these financial statements are advised to use caution when using the data in the following table to evaluate the Group’s financial position or to make comparisons with other institutions. Fair value information is not provided for items that do not meet the definition of a financial instrument. These items include intangible assets such as the value of the branch network and the long-term relationships with depositors, premises and equipment and shareholders’ equity. These items are material and accordingly, the fair value information presented does not purport to represent, nor should it be construed to represent, the underlying value of the Group as a going concern at 31 December 2012.

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

		31 December 2012		31 December 2011

		Carrying amount	Fair value	Carrying amount	Fair value
	Notes	€ m	€ m	€ m	€ m

Financial assets
Cash and balances at central banks	a	4,047	4,047	2,934	2,934
Items in course of collection	a	192	192	202	202
Disposal groups and non-current assets held for sale net of liabilities	c	549	435	1,212	1,012
Trading portfolio financial assets	b	24	24	56	56
Derivative financial instruments	b	2,835	2,835	3,046	3,046
Loans and receivables to banks	d	2,914	2,914	5,718	5,719
Loans and receivables to customers	e	72,972	64,138	82,540	68,846
NAMA senior bonds	f	17,387	17,446	19,856	20,061
Financial investments available for sale	b	16,344	16,344	15,389	15,389
Fair value hedged asset positions	g	–	–	17	–

Financial liabilities
Deposits by central banks and banks	h	28,442	28,442	36,890	36,890
Customer accounts	h	63,610	64,435	60,674	61,101
Derivative financial instruments	b	3,256	3,256	3,843	3,843
Debt securities in issue	i	10,666	11,019	15,654	13,025
Subordinated liabilities and other capital instruments	i	1,271	1,650	1,209	1,120
Fair value hedged liability positions	g	565	–	507	–

Financial instruments recorded at fair value in the financial statements

(a)	The fair value of these financial instruments is considered equal to the carrying value. These instruments are either carried at market value or have minimal credit losses.

(b)	Financial instruments reported at fair value include trading portfolio financial assets and financial liabilities, derivative financial instruments and financial investments available for sale. The fair value of trading and available for sale debt securities, together with quoted equity shares are based on quoted prices or bid/offer quotations sourced from external securities dealers, where these are available on an active market. Where securities and derivatives are traded on an exchange, the fair value is based on prices from the exchange. The fair value of unquoted equity shares, debt securities not quoted in an active market, and over-the-counter derivative financial instruments is calculated using valuation techniques, as described in accounting policy number 16.

Notes to the financial statements

56 Fair value of financial instruments (continued)

Financial instruments with fair value information presented separately in the notes to the financial statements

(c)	The fair value of loans and receivables held for sale has been estimated based on expected sale proceeds. Available for sale equity securities and equity securities designated as at fair value through profit or loss have been included at their carrying value. The fair value of certain other assets within disposal groups and non-current assets held for sale has not been included, as these are not financial assets.

(d)	The fair value of loans and receivables to banks is estimated using discounted cash flows applying either market rates, where practicable, or rates currently offered by other financial institutions for placings with similar characteristics.

(e)	The Group provides lending facilities of varying rates and maturities to corporate and personal customers. Valuation techniques are used in estimating the fair value of loans, primarily using discounted cash flows, applying market rates where practicable and the expected cash flows from deleveraging activity.
In addition to the assumptions set out above under valuation techniques regarding cash flows and discount rates, a key assumption for loans and receivables is that the carrying amount of variable rate loans (excluding mortgage products) approximates to market value where there is no significant credit risk of the borrower. The fair value of variable mortgage products including tracker mortgages is calculated by discounting expected cash flows using discount rates that reflect the interest rate risk in the portfolio. For fixed rate loans, the fair value is calculated by discounting expected cash flows using discount rates that reflect the interest rate risk in that portfolio. For the overall loan portfolio, an adjustment is made for credit risk which at 31 December 2012 took account of the Group’s expectation of credit losses over the life of the loans.

(f)	The fair value of the NAMA senior bonds has been estimated using a valuation technique since there in no active market for these bonds. The valuation technique required an increased use of management judgement which included, but was not limited to, evaluating available market information, determining the cashflows generated by the instruments, identifying a risk free discount rate and applying an appropriate credit spread.

(g)	The fair value of the hedged asset and liability positions are included in the fair value of the relevant assets and liabilities being hedged.

(h)	The fair value of current accounts and deposit liabilities which are repayable on demand, or which re-price frequently, approximates to their book value. The fair value of all other deposits and other borrowings is estimated using discounted cash flows applying either market rates, where applicable, or interest rates currently offered by the Group.

(i)	The estimated fair value of subordinated liabilities and other capital instruments, and debt securities in issue, is based on quoted prices where available, or where these are unavailable, are estimated using valuation techniques using observable market data for similar instruments. Where there is no market data for a directly comparable instrument, management judgement, on an appropriate credit spread to similar or related instruments with market data available, is used within the valuation technique. This is supported by cross referencing other similar or related instruments.

Commitments pertaining to credit-related instruments

Details of the various credit-related commitments and other off-balance sheet financial guarantees entered into by the Group are included in note 53. Fees for these instruments may be billed in advance or in arrears on an annual, quarterly or monthly basis. In addition, the fees charged vary on the basis of instrument type and associated credit risk. As a result, it is not considered practicable to estimate the fair value of these instruments because each customer relationship would have to be separately evaluated.

56 Fair value of financial instruments (continued)

Fair value hierarchy

The fair values of financial instruments are measured according to the following fair value hierarchy:

Level 1 – financial assets and liabilities measured using quoted market prices (unadjusted).

Level 2 – financial assets and liabilities measured using valuation techniques which use observable market data.

Level 3 – financial assets and liabilities measured using valuation techniques which use unobservable market data.

The following table sets out the carrying value of financial instruments measured at fair value across the three levels of the fair value hierarchy at 31 December 2012 and at 31 December 2011:

		2012
		Level 1 € m	Level 2 € m	Level 3 € m	Total € m

	Financial assets
	Disposal groups and non-current assets held for sale	–	–	196	196
	Trading portfolio financial assets	23	1	–	24
	Derivative financial instruments	–	2,835	–	2,835
Financial investments available for sale	– debt securities	16,128	61	12	16,201
	– equity securities	58	1	84	143

		16,209	2,898	292	19,399

	Financial liabilities
	Derivative financial instruments	–	3,236	20	3,256

		–	3,236	20	3,256

		2011
		Level 1 € m	Level 2 € m	Level 3 € m	Total € m

	Financial assets
	Disposal groups and non-current assets held for sale	–	–	22	22
	Trading portfolio financial assets	50	6	–	56
	Derivative financial instruments	–	3,046	–	3,046
Financial investments available for sale	– debt securities	13,720	1,413	12	15,145
	– equity securities	54	10	180	244

		13,824	4,475	214	18,513

	Financial liabilities
	Derivative financial instruments	–	3,734	109	3,843

		–	3,734	109	3,843

Notes to the financial statements

56 Fair value of financial instruments (continued)

Significant transfers between Level 1 and Level 2 of the fair value hierarchy

2012
Financial assets
	Trading portfolio	Debt securities	Total
	€ m	€ m	€ m

Transfer into Level 1 from Level 2	_	908	908
Transfer into Level 2 from Level 1	–	–	–

Transfers into Level 1 from Level 2 occurred due to increased availability of reliable quoted market prices which were not previously available.

Reconciliation of balances in Level 3 of the fair value hierarchy

The following table shows a reconciliation from the beginning balances to the ending balances for fair value measurements in Level 3 of the fair value hierarchy:

	2012
	Financial assets					Financial liabilities
	Disposal groups	Derivatives	AFS		Total	Derivatives	Total
	and non-current		Debt	Equity
	assets held for sale		securities	securities
	€ m	€ m	€ m	€ m	€ m	€ m	€ m

At 1 January 2012	22	–	12	180	214	109	109
Designated to fair value through profit or loss	196	–	–	–	196	–	–
Transfers out of level 3	–	–	–	(18)	(18)	–	–
Total gains or losses in:
Profit or loss	(2)	–	–	(86)	(88)	39	39
Other comprehensive income	(7)	–	–	5	(2)	–	–
Net NAMA subordinated bonds	–	–	–	(3)	(3)	–	–
Purchases	–	–	–	8	8	–	–
Sales	(13)	–	–	(2)	(15)	–	–
Settlements	–	–	–	–	–	(128)	(128)

At 31 December 2012	196	–	12	84	292	20	20

Transfers out of Level 3 occurred because of increased observability in the market prices of these instruments.

Losses included in profit or loss for the year in the above tables are presented in the income statement and are recognised as:

2012 € m

Net trading loss	(39)
Provisions for impairment of financial investments available for sale	(86)
Other operating loss	(2)

Total	(127)

Losses for the year included in the income statement relating to financial assets and liabilities held at the end of the year:

2012 € m

Net trading loss	(6)
Provisions for impairment of financial investments available for sale	(85)

Total	(91)

56 Fair value of financial instruments (continued)

Significant transfers between Level 1 and Level 2 of the fair value hierarchy

	2011
	Financial assets
	Trading portfolio	Debt securities	Total
	€ m	€ m	€ m

Transfer into Level 1 from Level 2	–	61	61
Transfer into Level 2 from Level 1	–	178	178

Transfers into Level 1 from Level 2 occurred due to increased availability of reliable quoted market prices which were not previously available.

Reconciliation of balances in Level 3 of the fair value hierarchy

The following table shows a reconciliation from the beginning balances to the ending balances for fair value measurements in Level 3 of the fair value hierarchy:

	2011
	Financial assets					Financial liabilities
	Disposal groups	Derivatives	AFS		Total	Derivatives	Total
	and non-current assets held for sale € m	€ m	Debt securities € m	Equity securities € m	€ m	€ m	€ m

At 1 January 2011	–	–	12	263	275	122	122
Acquisition of subsidiaries	–	–	–	6	6	–	–
Reclassified to disposal groups and non-current assets held for sale	22	–	–	(22)	–	–	–
Transfers out of Level 3	–	–	–	–	–	(4)	(4)
Total gains or losses in:
Profit or loss	–	–	–	(105)	(105)	71	71
Other comprehensive income	–	–	–	43	43	3	3
Net NAMA subordinated bonds additions	–	–	–	12	12	–	–
Additions	–	–	–	19	19	–	–
Purchases	–	–	–	6	6	–	–
Sales	–	–	–	(42)	(42)	–	–
Settlements	–	–	–	–	–	(83)	(83)

At 31 December 2011	22	–	12	180	214	109	109

Transfers out of Level 3 occurred because of increased observability in the market prices of these instruments.

Losses included in profit or loss for the year in the above tables are presented in the income statement and are recognised as:

2011
€ m

Net trading loss	(71)
Provisions for impairment of financial investments available for sale	(113)
Other operating loss	8

Total	(176)

Losses for the year included in the income statement relating to financial assets and liabilities held at the end of the year:

2011
€ m

Net trading loss	(50)
Provisions for impairment of financial investments available for sale	(113)

Total	(163)

Notes to the financial statements

56 Fair value of financial instruments (continued)

Sensitivity of Level 3 measurements

The implementation of valuation techniques involves a considerable degree of judgement. While the Group believes its estimates of fair value are appropriate, the use of different measurements or assumptions could lead to different fair values. The following table sets out the impact of using reasonably possible alternative assumptions, including the impact of changing credit spread assumptions for debt securities:

		2012
		Level 3
		Effect on income statement		Effect on other comprehensive income
		Favourable	Unfavourable	Favourable	Unfavourable
		€ m	€ m	€ m	€ m

Classes of financial assets
Financial investments available for sale	– debt securities	–	–	–	–
	– equity securities	–	(47)	146	–

Total		–	(47)	146	–

Classes of financial liabilities
Derivative financial instruments		3	(3)	–	–

Total		3	(3)	–	–

In relation to the investment in ALH which is designated as an equity investment at fair value through profit or loss (and categorised as held for sale) this transaction was concluded in March 2013 (note 69).

		2011
		Level 3
		Effect on income statement		Effect on other comprehensive income
		Favourable	Unfavourable	Favourable	Unfavourable
		€ m	€ m	€ m	€ m

Classes of financial assets
Financial investments available for sale	– debt securities	–	–	–	–
	– equity securities	–	–	236	(52)

Total		–	–	236	(52)

Classes of financial liabilities
Derivative financial instruments		58	(58)	–	–

Total		58	(58)	–	–

Day 1 gain or loss:

No difference existed between the fair value at initial recognition of financial instruments and the amount that was determined at that date using a valuation technique incorporating significant unobservable data.

57 Classification and measurement of financial assets and financial liabilities

Financial assets and financial liabilities are measured on an ongoing basis either at fair value or at amortised cost. The accounting policy for financial assets (number 18), describes how the classes of financial instruments are measured, and how income and expenses, including fair value gains and losses, are recognised. The following table analyses the carrying amounts of the financial assets and liabilities by category as defined in IAS 39 Financial Instruments: Recognition and Measurement and by statement of financial position heading.

	2012
	At fair value through profit and loss			At fair value through equity		At amortised cost		Total
	At fair value through profit and loss		Fair value hedge derivatives	Cashflow hedge derivatives	Available for sale securities	Loans and receivables	Other
	€ m		€ m	€ m	€ m	€ m	€ m	€ m

Financial assets
Cash and balances at central banks	–		–	–	–	3,481	566(1)	4,047
Items in the course of collection	–		–	–	–	192	–	192
Disposal groups and non-current assets held for sale	196	(2)	–	–	–	353	–	549
Trading portfolio financial assets	24		–	–	–	–	–	24
Derivative financial instruments	1,716		788	331	–	–	–	2,835
Loans and receivables to banks	–		–	–	–	2,914	–	2,914
Loans and receivables to customers	–		–	–	–	72,972	–	72,972
NAMA senior bonds	–		–	–	–	17,387	–	17,387
Financial investments available for sale	–		–	–	16,344	–	–	16,344
Other financial assets	–		–	–	–	–	522	522

	1,936		788	331	16,344	97,299	1,088	117,786

Financial liabilities
Deposits by central banks and banks	–		–	–	–	–	28,442	28,442
Customer accounts	–		–	–	–	–	63,610	63,610
Derivative financial instruments	1,933		795	528	–	–	–	3,256
Debt securities in issue	–		–	–	–	–	10,666	10,666
Subordinated liabilities and other capital instruments	–		–	–	–	–	1,271	1,271
Other financial liabilities	–		–	–	–	–	537	537

	1,933		795	528	–	–	104,526	107,782

(1)Comprises cash on hand.

(2)Designated on initial recognition as at fair value through profit or loss. All other financial assets/financial liabilities in this column are held for trading.

Notes to the financial statements

57 Classification and measurement of financial assets and financial liabilities (continued)

	2011
	At fair value through profit and loss		At fair value through equity		At amortised cost		Total
	Held for trading	Fair value hedge derivatives	Cashflow hedge derivatives	Available for sale securities	Loans and receivables	Other
	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Financial assets
Cash and balances at central banks	–	–	–	–	2,344	590(1)	2,934
Items in the course of collection	–	–	–	–	202	–	202
Disposal groups and non-current assets held for sale	–	–	–	22	1,191	–	1,213
Trading portfolio financial assets	56	–	–	–	–	–	56
Derivative financial instruments	1,930	716	400	–	–	–	3,046
Loans and receivables to banks	–	–	–	–	5,718	–	5,718
Loans and receivables to customers	–	–	–	–	82,540	–	82,540
NAMA senior bonds	–	–	–	–	19,856	–	19,856
Financial investments available for sale	–	–	–	15,389	–	–	15,389
Other financial assets	–	–	–	–	–	734	734

	1,986	716	400	15,411	111,851	1,324	131,688

Financial liabilities
Deposits by central banks and banks	–	–	–	–	–	36,890	36,890
Customer accounts	–	–	–	–	–	60,674	60,674
Derivative financial instruments	2,430	731	682	–	–	–	3,843
Debt securities in issue	–	–	–	–	–	15,654	15,654
Subordinated liabilities and other capital instruments	–	–	–	–	–	1,209	1,209
Other financial liabilities	–	–	–	–	–	489	489

	2,430	731	682	–	–	114,916	118,759

(1)Comprises cash on hand.

58 Interest rate sensitivity

The net interest rate sensitivity of the Group at 31 December 2012, 2011, 2010, 2009 and 2008 is illustrated in the following tables. The tables set out details of those assets and liabilities whose values are subject to change as interest rates change within each contractual repricing time period. Details regarding assets and liabilities which are not sensitive to interest rate movements are included within non-interest bearing or trading captions. The tables show the sensitivity of the statement of financial position at one point in time and are not necessarily indicative of positions at other dates. In developing the classifications used in the tables it has been necessary to make certain assumptions and approximations in assigning assets and liabilities to different repricing categories.

The fair value of derivative financial instruments is included within other assets and other liabilities as interest rate insensitive. However, some derivative instruments are derived from interest sensitive financial instruments, and are shown separately below each year’s table.

For 2010, assets and liabilities of ‘Disposal groups and non-current assets held for sale’ have been shown as interest rate insensitive since the sale of a substantial element of these, (BZWBK), had been agreed.

Non-interest bearing amounts relating to financial assets held for sale to NAMA, loans and receivables to banks and loans and receivables to customers include provisions for impairment. Prior periods have been amended to reflect this.

58 Interest rate sensitivity (continued)

	2012
	0<1 Month	1<3 Months	3<12 Months	1<2 Years	2<3 Years	3<4 Years	4<5 Years	5 years +	Non-interest bearing	Trading	Total
	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Assets
Disposal groups and non-current assets held for sale	323	100	52	–	–	–	–	–	87	–	562
Trading portfolio financial assets	–	–	–	–	–	–	–	–	–	24	24
Loans and receivables to banks	2,367	15	–	–	–	–	–	–	532	–	2,914
Loans and receivables to customers	75,011	7,485	2,591	1,332	967	574	260	1,158	(16,406)	–	72,972
NAMA senior bonds	–	17,387	–	–	–	–	–	–	–	–	17,387
Financial investments available for sale	943	1,123	785	1,478	2,913	2,148	1,550	5,257	147	–	16,344
Other assets	3,285	–	–	–	–	–	–	–	7,312	1,716	12,313

Total assets	81,929	26,110	3,428	2,810	3,880	2,722	1,810	6,415	(8,328)	1,740	122,516

Liabilities
Deposits by central banks and banks	25,906	2,528	–	–	–	–	–	–	8	–	28,442
Customer accounts	27,035	5,759	13,174	1,733	709	955	521	38	13,686	–	63,610
Debt securities in issue	–	2,461	1,031	849	3,658	–	1,675	992	–	–	10,666
Subordinated liabilities and other capital instruments	7	–	–	–	–	1,237	–	27	–	–	1,271

Other liabilities	–	–	–	–	–	–	–	–	5,353	1,933	7,286
Shareholders’ equity	–	–	–	–	–	–	–	–	11,241	–	11,241

Total liabilities and shareholders’ equity	52,948	10,748	14,205	2,582	4,367	2,192	2,196	1,057	30,288	1,933	122,516

Derivatives affecting interest rate sensitivity	1,318	13,152	(14,277)	(927)	(243)	(147)	(2,053)	3,177	–	–	–

Interest sensitivity gap	27,663	2,210	3,500	1,155	(244)	677	1,667	2,181	(38,616)	(193)
Cumulative interest sensitivity gap	27,663	29,873	33,373	34,528	34,284	34,961	36,628	38,809	193	–

(Euro currency amounts)	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Interest sensitivity gap	17,843	2,027	3,660	1,250	(310)	144	1,575	1,919	(29,323)	249
Cumulative interest sensitivity gap	17,843	19,870	23,530	24,780	24,470	24,614	26,189	28,108	(1,215)	(966)

(US$ in euro equivalents)	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Interest sensitivity gap	1,143	(572)	(23)	3	–	(5)	9	14	(809)	(7)
Cumulative interest sensitivity gap	1,143	571	548	551	551	546	555	569	(240)	(247)

(Stg£ in euro equivalents)	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m

Interest sensitivity gap	8,470	654	(201)	(114)	46	538	76	248	(8,533)	(425)
Cumulative interest sensitivity gap	8,470	9,124	8,923	8,809	8,855	9,393	9,469	9,717	1,184	759

(Other currencies in euro equivalents)	Other m	Other m	Other m	Other m	Other m	Other m	Other m	Other m	Other m	Other m

Interest sensitivity gap	207	101	64	16	20	–	7	–	49	(10)
Cumulative interest sensitivity gap	207	308	372	388	408	408	415	415	464	454

Notes to the financial statements

58 Interest rate sensitivity (continued)

	2011
	0<1 Month	1<3 Months	3<12 Months	1<2 Years	2<3 Years	3<4 Years	4<5 Years	5 years +	Non-interest bearing	Trading	Total
	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Assets
Disposal groups and non-current assets held for sale	428	585	41	64	–	22	–	–	282	–	1,422
Trading portfolio financial assets	–	–	–	–	–	–	–	–	–	56	56
Loans and receivables to banks	5,284	50	12	–	–	–	–	–	372	–	5,718
Loans and receivables to customers	79,457	6,691	3,199	2,957	1,457	846	629	2,236	(14,932)	–	82,540
NAMA senior bonds	–	19,856	–	–	–	–	–	–	–	–	19,856
Financial investments available for sale	1,761	2,259	593	1,093	2,430	1,257	1,410	4,342	244	–	15,389
Other assets	2,344	–	–	–	–	–	–	–	7,396	1,930	11,670

Total assets	89,274	29,441	3,845	4,114	3,887	2,125	2,039	6,578	(6,638)	1,986	136,651

Liabilities
Disposal groups held for sale	–	–	–	–	–	–	–	–	3	–	3
Deposits by central banks and banks	34,243	2,647	–	–	–	–	–	–	–	–	36,890
Customer accounts	27,232	5,974	8,406	4,392	1,421	553	743	41	11,912	–	60,674
Debt securities in issue	2,451	2,695	2,081	2,870	750	3,017	–	1,790	–	–	15,654
Subordinated liabilities and other capital instruments	–	–	–	–	–	–	1,177	32	–	–	1,209
Other liabilities	–	–	–	–	–	–	–	–	5,328	2,430	7,758
Shareholders’ equity	–	–	–	–	–	–	–	–	14,463	–	14,463

Total liabilities and shareholders’ equity	63,926	11,316	10,487	7,262	2,171	3,570	1,920	1,863	31,706	2,430	136,651

Derivatives affecting interest rate sensitivity	(9,358)	21,089	(9,724)	(2,944)	1,126	(1,886)	(17)	1,714	–	–	–

Interest sensitivity gap	34,706	(2,964)	3,082	(204)	590	441	136	3,001	(38,344)	(444)
Cumulative interest sensitivity gap	34,706	31,742	34,824	34,620	35,210	35,651	35,787	38,788	444	–

(Euro currency amounts)	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Interest sensitivity gap	29,008	(2,957)	3,053	(369)	487	137	43	1,278	(26,565)	947
Cumulative interest sensitivity gap	29,008	26,051	29,104	28,735	29,222	29,359	29,402	30,680	4,115	5,062

(US$ in euro equivalents)	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Interest sensitivity gap	(272)	(128)	55	87	13	1	14	28	(2,570)	(56)
Cumulative interest sensitivity gap	(272)	(400)	(345)	(258)	(245)	(244)	(230)	(202)	(2,772)	(2,828)

(Stg£ in euro equivalents)	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m

Interest sensitivity gap	5,794	32	(111)	49	68	279	76	1,689	(8,796)	(1,400)
Cumulative interest sensitivity gap	5,794	5,826	5,715	5,764	5,832	6,111	6,187	7,876	(920)	(2,320)

(Other currencies in euro equivalents)	Other m	Other m	Other m	Other m	Other m	Other m	Other m	Other m	Other m	Other m

Interest sensitivity gap	176	89	85	29	22	24	3	6	(413)	65
Cumulative interest sensitivity gap	176	265	350	379	401	425	428	434	21	86

58 Interest rate sensitivity (continued)

	2010
	0<1	1<3	3<12	1<2	2<3	3<4	4<5	5 years +	Non-interest	Trading	Total
	Month	Months	Months	Years	Years	Years	Years		bearing
	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Assets
Financial assets held for sale to NAMA	1,233	950	36	1	20	7	–	1	(326)	15	1,937
Disposal groups and non-current assets held for sale	–	–	–	–	–	–	–	–	13,911	–	13,911
Trading portfolio financial assets	–	–	–	–	–	–	–	–	–	33	33
Loans and receivables to banks	2,558	2	1	–	–	–	–	–	382	–	2,943
Loans and receivables to customers	66,825	10,620	3,811	2,230	1,822	952	850	6,488	(7,248)	–	86,350
–	–	–	–	–	–	–	–	7,869
Financial investments available for sale	3,585	4,260	2,041	1,944	1,013	2,369	813	4,486	314	–	20,825
Other assets	3,086	–	–	–	–	–	–	–	6,391	1,877	11,354

Total assets	77,287	23,701	5,889	4,175	2,855	3,328	1,663	10,975	13,424	1,925	145,222

Liabilities
Disposal groups held for sale	–	–	–	–	–	–	–	–	11,548	–	11,548
Deposits by central banks and banks	40,578	9,143	148	–	–	–	–	–	–	–	49,869
Customer accounts	31,851	5,783	6,273	789	396	374	343	316	6,264	–	52,389
Debt securities in issue	1,973	4,249	835	1,272	2,820	750	2,000	1,765	–	–	15,664
Subordinated liabilities & capital instruments	376	242	–	–	–	–	68	3,645	–	–	4,331
Other liabilities	–	–	–	–	–	–	–	–	5,523	2,239	7,762
Shareholders’ equity	–	–	–	–	–	–	–	–	3,659	–	3,659

Total liabilities and shareholders’ equity	74,778	19,417	7,256	2,061	3,216	1,124	2,411	5,726	26,994	2,239	145,222

Derivatives affecting interest rate sensitivity	5,934	9,758	(10,553)	(661)	(2,563)	1,156	(919)	(2,152)	–	–	–

Interest sensitivity gap	(3,425)	(5,474)	9,186	2,775	2,202	1,048	171	7,401	(13,570)	(314)
Cumulative interest sensitivity gap	(3,425)	(8,899)	287	3,062	5,264	6,312	6,483	13,884	314	–

(Euro currency amounts)	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Interest sensitivity gap	(10,413)	(5,143)	7,716	2,326	1,863	913	147	5,693	(5,041)	(227)
Cumulative interest sensitivity gap	(10,413)	(15,556)	(7,840)	(5,514)	(3,651)	(2,738)	(2,591)	3,102	(1,939)	(2,166)

(US$ in euro equivalents)	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m

Interest sensitivity gap	972	(479)	255	(244)	78	24	6	64	(875)	(89)
Cumulative interest sensitivity gap	972	493	748	504	582	606	612	676	(199)	(288)

(Stg£ in euro equivalents)	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m

Interest sensitivity gap	5,845	(71)	1,011	665	229	92	2	1,617	(8,649)	26
Cumulative interest sensitivity gap	5,845	5,774	6,785	7,450	7,679	7,771	7,773	9,390	741	767

(Other currencies in euro equivalents)	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m

Interest sensitivity gap	16	–	–	–	–	–	–	–	586	(158)
Cumulative interest sensitivity gap	16	16	16	16	16	16	16	16	602	444

Notes to the financial statements

58 Interest rate sensitivity (continued)
											2009

	0<1	1<3	3<12	1<2	2<3	3<4	4<5	5 years +	Non-interest	Trading	Total
	Month	Months	Months	Years	Years	Years	Years		bearing
	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Assets
Financial assets held for sale to NAMA	12,969	9,669	133	129	41	47	44	163	(4,108)	125	19,212
Trading portfolio financial assets	–	–	–	–	–	–	–	–	–	296	296
Loans and receivables to banks	8,218	508	2	–	–	–	–	–	365	–	9,093
Loans and receivables to customers	73,705	16,520	4,430	2,594	2,114	1,435	903	4,627	(2,987)	–	103,341
Financial investments available for sale	5,423	6,485	1,980	3,153	1,932	534	1,104	4,398	327	–	25,336
Financial investments held to maturity	–	77	1,509	–	–	–	–	–	–	–	1,586
Other assets	3,569	–	–	–	–	–	–	–	7,247	4,634	15,450

Total assets	103,884	33,259	8,054	5,876	4,087	2,016	2,051	9,188	844	5,055	174,314

Liabilities
Financial liabilities held for sale to NAMA	–	–	–	–	–	–	–	–	–	3	3
Deposits by central banks and banks	13,522	11,813	7,990	8	–	–	–	–	–	–	33,333
Customer accounts	52,322	12,865	9,263	548	429	339	341	163	7,683	–	83,953
Trading portfolio financial liabilities	–	–	–	–	–	–	–	–	–	23	23
Debt securities in issue	9,047	9,891	7,191	39	1,000	1,000	746	1,740	–	–	30,654
Subordinated liabilities & capital instruments	846	454	–	–	–	–	–	3,286	–	–	4,586
Other liabilities	–	–	–	–	–	–	–	–	6,193	4,860	11,053
Shareholders’ equity	–	–	–	–	–	–	–	–	10,709	–	10,709

Total liabilities and shareholders’ equity	75,737	35,023	24,444	595	1,429	1,339	1,087	5,189	24,585	4,886	174,314

Derivatives affecting interest rate sensitivity	11,917	9,771	(16,873)	309	(744)	(1,660)	(34)	(2,686)	–	–	–

Interest sensitivity gap	16,230	(11,535)	483	4,972	3,402	2,337	998	6,685	(23,741)	169
Cumulative interest sensitivity gap	16,230	4,695	5,178	10,150	13,552	15,889	16,887	23,572	(169)	–

(Euro currency amounts)	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Interest sensitivity gap	16,672	(12,369)	(1,066)	4,110	2,779	1,962	872	5,729	(17,356)	(1,251)
Cumulative interest sensitivity gap	16,672	4,303	3,237	7,347	10,126	12,088	12,960	18,689	1,333	82

(US$ in euro equivalents)	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Interest sensitivity gap	(5,051)	(2,258)	(10)	235	33	75	43	80	(734)	(88)
Cumulative interest sensitivity gap	(5,051)	(7,309)	(7,319)	(7,084)	(7,051)	(6,976)	(6,933)	(6,853)	(7,587)	(7,675)

(Stg£ in euro equivalents)	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m

Interest sensitivity gap	6,283	3,746	445	325	289	144	(3)	819	(5,398)	55
Cumulative interest sensitivity gap	6,283	10,029	10,474	10,799	11,088	11,232	11,229	12,048	6,650	6,705

(Other currencies in euro equivalents)	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m

Interest sensitivity gap	(2,039)	(906)	1,426	241	250	102	70	23	(363)	991
Cumulative interest sensitivity gap	(2,039)	(2,945)	(1,519)	(1,278)	(1,028)	(926)	(856)	(833)	(1,196)	(205)

58 Interest rate sensitivity (continued)
											2008

	0<1	1<3	3<12	1<2	2<3	3<4	4<5	5 years +	Non-interest	Trading	Total
	Month	Months	Months	Years	Years	Years	Years		bearing
	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Assets
Trading portfolio financial assets	–	–	–	–	–	–	–	–	–	401	401
Loans and receivables to banks	5,691	263	–	–	–	–	–	126	186	–	6,266
Loans and receivables to customers	90,038	22,164	7,037	3,096	2,175	1,871	1,562	3,838	(2,292)	–	129,489
Financial investments available for sale	6,857	7,589	2,043	1,549	3,349	1,123	977	5,250	287	–	29,024
Financial investments held to maturity	–	76	1,423	–	–	–	–	–	–	–	1,499
Other assets	1,565	–	–	–	–	–	–	-	8,492	5,438	15,495

Total assets	104,151	30,092	10,503	4,645	5,524	2,994	2,539	9,214	6,673	5,839	182,174

Liabilities
Deposits by central banks and banks	16,013	7,491	1,843	74	9	–	–	–	148	–	25,578
Customer accounts	57,723	14,347	10,610	731	486	384	331	354	7,638	–	92,604
Trading portfolio financial liabilities	–	–	–	–	–	–	–	–	–	111	111
Debt securities in issue	12,401	13,916	4,674	4,098	41	4	1,000	1,680	–	–	37,814
Subordinated liabilities and capital instruments	858	400	200	–	–	–	–	3,068	–	–	4,526
Other liabilities	–	–	–	–	–	–	–	–	7,129	5,443	12,572
Shareholders’ equity	–	–	–	–	–	–	–	—	8,969	–	8,969

Total liabilities and shareholders’ equity	86,995	36,154	17,327	4,903	536	388	1,331	5,102	23,884	5,554	182,174

Derivative financial instruments affecting interest rate sensitivity	4,706	9,096	(8,151)	(2,303)	(462)	(42)	37	(2,881)	–	–	–

Interest sensitivity gap	12,450	(15,158)	1,327	2,045	5,450	2,648	1,171	6,993	(17,211)	285
Cumulative interest sensitivity gap	12,450	(2,708)	(1,381)	664	6,114	8,762	9,933	16,926	(285)	–

(Euro currency amounts)	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Interest sensitivity gap	20,835	(7,202)	1,258	1,108	3,362	1,781	379	5,814	(14,526)	(426)
Cumulative interest sensitivity gap	20,835	13,633	14,891	15,999	19,361	21,142	21,521	27,335	12,809	12,383

(US$ in euro equivalents)	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m

Interest sensitivity gap	(8,454)	(4,710)	(2,033)	411	421	195	232	478	667	(3)
Cumulative interest sensitivity gap	(8,454)	(13,164)	(15,197)	(14,786)	(14,365)	(14,170)	(13,938)	(13,460)	(12,793)	(12,796)

(Stg£ in euro equivalents)	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m

Interest sensitivity gap	3,167	(2,935)	(267)	339	1,388	556	444	1,086	(4,153)	430
Cumulative interest sensitivity gap	3,167	232	(35)	304	1,692	2,248	2,692	3,778	(375)	55

(Other currencies in euro equivalents)	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m

Interest sensitivity gap	(3,545)	(741)	2,155	130	109	69	60	(457)	562	229
Cumulative interest sensitivity gap	(3,545)	(4,286)	(2,131)	(2,001)	(1,892)	(1,823)	(1,763)	(2,220)	(1,658)	(1,429)

Notes to the financial statements

59 Statement of cash flows

Analysis of cash and cash equivalents

For the purpose of the statement of cash flows, cash equivalents comprise the following balances with less than three months maturity from the date of acquisition:

	2012	2011	2010
	€ m	€ m	€ m

Cash and balances at central banks	4,047	2,934	3,686
Loans and receivables to banks	1,879	4,439	1,875
Short term investments	–	–	151

	5,926	7,373	5,712

The Group is required to maintain balances with the Central Bank of Ireland which amounted to € 107 million at 31 December 2012 (2011: € 142 million; 2010: € 118 million).

The Group is required by law to maintain reserve balances with the Bank of England and during 2011 and 2010 also with central banks in Latvia, Lithuania and Estonia. At 31 December 2012, these amounted to € 586 million (2011: € 1,676 million; 2010: € 1,630 million).

There are certain regulatory restrictions on the ability of subsidiaries to transfer funds to the parent company in the form of cash dividends, loans or advances. The impact of such restrictions is not expected to have a material effect on the Group’s ability to meet its cash obligations.

Cash flows in respect of acquisitions

The aggregate net outflow of cash arising from the acquisition of Anglo deposit business (note 22) and EBS (note 23) in 2011 is as follows:

2011
€ m

Cash consideration paid on acquisition of Anglo business	(3,779)
Cash and cash equivalent acquired on acquisition of EBS	359

Net cash outflow on acquisitions	(3,420)

60 Financial assets and financial liabilities by contractual residual maturity

	2012
	Repayable on demand	3 months or less but not repayable on demand	1 year or less but over 3 months	5 years or less but over 1 year	Over 5 years	Total
	€ m	€ m	€ m	€ m	€ m	€ m

Financial assets
Financial assets of disposal groups(1)(2)(4)	237	–	17	26	195	475
Trading portfolio financial assets(2)	–	2	–	15	5	22
Derivative financial instruments(3)	–	248	263	1,364	960	2,835
Loans and receivables to banks(4)	2,083	748	87	–	–	2,918
Loans and receivables to customers(4)	32,619	1,675	4,761	8,319	42,023	89,397
NAMA senior bonds(5)	–	17,387	–	–	–	17,387
Financial investments available for sale(2)	4	283	956	8,610	6,348	16,201
Other financial assets	5	517	–	–	–	522

	34,948	20,860	6,084	18,334	49,531	129,757

Financial liabilities
Deposits by central banks and banks	337	16,605	–	11,500	–	28,442
Customer accounts	25,896	19,009	12,522	5,194	989	63,610
Derivative financial instruments(3)	–	223	205	962	1,866	3,256
Debt securities in issue	–	2,350	984	6,413	919	10,666
Subordinated liabilities and other capital instruments	–	–	–	1,237	34	1,271
Other financial liabilities	534	3	–	–	–	537

	26,767	38,190	13,711	25,306	3,808	107,782

	2011
	Repayable on demand	3 months or less but not repayable on demand	1 year or less but over 3 months	5 years or less but over 1 year	Over 5 years	Total
	€ m	€ m	€ m	€ m	€ m	€ m

Financial assets
Financial assets of disposal groups(1)(2)	5	26	263	671	226	1,191
Trading portfolio financial assets(2)	–	8	–	35	11	54
Derivative financial instruments(3)	–	238	190	1,163	1,455	3,046
Loans and receivables to banks(4)	3,353	2,246	123	–	–	5,722
Loans and receivables to customers(4)	22,930	2,601	6,696	12,467	52,798	97,492
NAMA senior bonds(5)	–	19,856	–	–	–	19,856
Financial investments available for sale(2)	–	942	1,334	6,645	6,224	15,145
Other financial assets	2	732	–	–	–	734

	26,290	26,649	8,606	20,981	60,714	143,240

Financial liabilities
Deposits by central banks and banks	711	33,079	–	3,100	–	36,890
Customer accounts	26,177	18,683	10,947	4,810	57	60,674
Derivative financial instruments(3)	–	575	305	941	2,022	3,843
Debt securities in issue	–	2,139	3,654	7,196	2,665	15,654
Subordinated liabilities and other capital instruments	–	–	–	1,177	32	1,209
Other financial liabilities	474	15	–	–	–	489

	27,362	54,491	14,906	17,224	4,776	118,759

(1)Only disposal groups that contain financial assets and financial liabilities have been included.

(2)Excluding equity shares.

(3)Shown by maturity date of contract.

(4)Shown gross of provisions for impairment, unearned income and deferred costs.

(5)New notes will be issued at each maturity date, with the next maturity date being 1 March 2013. Upon maturity, the issuer has the option to settle in cash or issue new notes and to date has issued new notes.

Notes to the financial statements

61 Financial liabilities by undiscounted contractual maturity

The balances in the table below include the undiscounted cash flows relating to principal and interest on financial liabilities and as such will not agree directly with the balances on the consolidated statement of financial position. All derivative financial instruments with the exception of interest rate swaps have been included in the ‘3 months or less but not repayable on demand’ category at their mark to market value. Interest rate swaps have been analysed based on their contractual maturity undiscounted cash flows.

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

The following table analyses, on an undiscounted basis, financial liabilities by remaining contractual maturity:

	2012
Repayable on demand		3 months or less but not repayable on demand	1 year or less but over 3 months	5 years or less but over 1 year	Over 5 years	Total
	€ m	€ m	€ m	€ m	€ m	€ m

Financial liabilities(1)
Derivative financial instruments	–	572	480	1,584	1,722	4,358
Deposits by central banks and banks	337	16,614	2	11,763	–	28,716
Customer accounts	25,921	19,299	12,918	5,674	1,048	64,860
Debt securities in issue	–	2,539	1,177	7,005	942	11,663
Subordinated liabilities and other capital instruments	–	–	160	2,080	123	2,363
Other financial liabilities	534	3	–	–	–	537

	26,792	39,027	14,737	28,106	3,835	112,497

	2011
Repayable on demand		3 months or less but not repayable on demand	1 year or less but over 3 months	5 years or less but over 1 year	Over 5 years	Total
	€ m	€ m	€ m	€ m	€ m	€ m

Financial liabilities(1)
Disposal groups held for sale	–	–	–	–	–	–
Derivative financial instruments	–	1,027	532	1,625	1,807	4,991
Deposits by central banks and banks	712	33,124	–	3,195	–	37,031
Customer accounts	26,065	19,072	11,315	5,212	152	61,816
Debt securities in issue	–	2,357	3,916	7,912	2,829	17,014
Subordinated liabilities and other capital instruments	–	–	160	2,240	121	2,521
Other financial liabilities	474	15	–	–	–	489

	27,251	55,595	15,923	20,184	4,909	123,862

(1)Financial liabilities included within disposal groups are based on their undiscounted contractual maturity.

61 Financial liabilities by undiscounted contractual maturity (continued)

The undiscounted cash flows potentially payable under guarantees and similar contracts, included below within contingent liabilities, are classified on the basis of the earliest date the facilities can be called. The Group is only called upon to satisfy a guarantee when the guaranteed party fails to meet its obligations. The Group expects that most guarantees it provides will expire unused.

The Group has given commitments to provide funds to customers under undrawn facilities. The undiscounted cash flows have been classified on the basis of the earliest date that the facility can be drawn. The Group does not expect all facilities to be drawn, and some may lapse before drawdown.

	2012
	Payable on demand	3 months or less but not repayable on demand	1 year or less but over 3 months	5 years or less but over 1 year	Over 5 years	Total
	€ m	€ m	€ m	€ m	€ m	€ m

Contingent liabilities	1,561	–	–	–	–	1,561
Commitments	8,974	–	–	–	–	8,974

	10,535	–	–	–	–	10,535

	2011
	Payable on demand	3 months or less but not repayable on demand	1 year or less but over 3 months	5 years or less but over 1 year	Over 5 years	Total
	€ m	€ m	€ m	€ m	€ m	€ m

Contingent liabilities	2,009	–	–	–	–	2,009
Commitments	9,862	–	–	–	–	9,862

	11,871	–	–	–	–	11,871

Notes to the financial statements

62 Report on directors’ remuneration and interests

Commentary on the Company’s policy with respect to directors’ remuneration is included in the Corporate Governance Statement on pages 179 to 181.

Directors’ remuneration

The following tables detail the total remuneration of the Directors in office during 2012 and 2011:

						2012
	Directors’ fees Parent and Irish subsidiary companies(1)	Directors’ fees Non-Irish subsidiary companies(2)	Salary	Annual taxable benefits(3)	Pension contribution(4)	Total
Remuneration	€ 000	€ 000	€ 000	€ 000	€ 000	€ 000

Executive Directors
Bernard Byrne*			399	44	110	553
David Duffy*			475	–	71	546

			874	44	181	1,099

Non-Executive Directors
Simon Ball	61					61
Declan Collier (resigned as Director on 28 June 2012)	40					40
Tom Foley (appointed 13 September 2012)	21					21
Peter Hagan (appointed 26 July 2012)	27					27
David Hodgkinson(1(a)) (Chairman)	275					275
Jim O’Hara	92					92
Dr Michael Somers(1(b)) (Deputy Chairman)	150					150
Dick Spring	66					66
Tom Wacker(5)	83	25				108
Catherine Woods	173					173

	988	25				1,013

Former Directors
Kieran Crowley(6)		49				49
Stephen L Kingon(6)		46				46
Anne Maher(7)	50					50
David Pritchard(6)		99				99
Other(8)						104

Total						2,460

*A reduction of 15% in total remuneration was applied to Bernard Byrne and David Duffy with effect from 1 September 2012.

62 Report on directors’ remuneration and interests (continued)

	2011
Remuneration	Directors’ fees - Parent and Irish subsidiary companies € 000	Directors’ fees - Non-Irish subsidiary companies € 000	Remuneration for other activities on behalf of the Company € 000	Salary € 000	Annual taxable benefits € 000	Pension contribution € 000	Total € 000

Executive Directors
Bernard Byrne (appointed 24 June 2011)				213	29	38	280
David Duffy (appointed 15 December 2011)				23		3	26
David Hodgkinson (remuneration as Executive Chairman from 1 January to 11 December 2011)				473	108		581

				709	137	41	887

Non-Executive Directors
Simon Ball (appointed 13 October 2011)	6						6
Declan Collier	71						71
David Hodgkinson (remuneration as Non-Executive Chairman from 12 to 31 December 2011)	15						15
Stephen L Kingon (resigned as Director on 26 July 2011)	76	37					113
Anne Maher (resigned as Director on 26 July 2011)	85	11					96
Jim O’Hara	65						65
David Pritchard (resigned as Director on 26 July 2011)	47	92					139
Dr Michael Somers (Deputy Chairman)	150						150
Dick Spring	59						59
Tom Wacker (appointed 13 October 2011)	12						12
Catherine Woods	138		138				276

	724	140	138				1,002

Former Directors
Kieran Crowley	24	47					71
Other							110

Total							2,070

Notes to the accounts

62 Report on directors’ remuneration and interests (continued)

(1)	Fees paid to Non-Executive Directors:
(a)	Mr David Hodgkinson was appointed Non-Executive Chairman with effect from 12 December 2011 and is paid a non-pensionable flat fee of € 275,000 per annum which includes remuneration for other services as a director of Allied Irish Banks, p.l.c.;
(b)	Dr Michael Somers is Deputy Chairman and Chairman of the Board Risk Committee and is paid a non-pensionable flat fee of € 150,000 per annum which includes remuneration for other services as a director of Allied Irish Banks, p.l.c.; and
(c)	All other Non-Executive Directors are paid a basic, non-pensionable fee in respect of service as a Director, payable at a rate of € 27,375 per annum (voluntarily reduced from € 36,500 between December 2008 and February 2009), and additional non-pensionable remuneration (subject also to an equivalent reduction) paid to any Non-Executive Director who: is the Chairman of the Audit Committee or the Remuneration Committee; is the Senior Independent Director, or performs additional services, such as through membership of Board Committees or the board of a subsidiary company;
(2)	Non-Executive Directors of the Parent Company who also serve as Directors of non-Irish subsidiaries are separately paid a non-pensionable flat fee, which is independently agreed and paid by the subsidiaries, in respect of their service as a Director of those companies;
(3)	‘Annual Taxable Benefits’ includes the payment of a car allowance, medical insurance and club subscriptions for part of the year. Following a comprehensive review of Pay and Benefits, undertaken during 2012 to assist in reducing the Group’s overall cost, allowances have been reduced or removed and company cars discontinued unless warranted by business mileage levels;
(4)	‘Pension Contribution’ represents agreed payments to provide post-retirement pension benefits for Executive Directors from normal retirement date. The fees of the Chairman, Deputy Chairman and Non-Executive Directors are non-pensionable;
(5)	Mr Tom Wacker was appointed a Non-Executive Director of AIB Group (UK) plc on 12 April 2012 in respect of which he earns fees as outlined at (2) above;
(6)	Mr Kieran Crowley, Mr Stephen L Kingon and Mr David Pritchard are former Non-Executive Directors of Allied Irish Banks, p.l.c. who have, since their resignations, continued as Non-Executive Directors of AIB Group (UK) plc, of which Mr Pritchard is Chairman, in relation to which they continue to earn fees as outlined at (2) above;
(7)	Ms Anne Maher is a former Non-Executive Director of Allied Irish Banks, p.l.c. who has, since her resignation, continued as a Director of the Corporate Trustee of the AIB Irish Pension Scheme and of the AIB Defined Contribution Scheme, in respect of which she continues to earn fees as outlined at (2) above;
(8)	‘Other’ represents the payment of pensions to former Directors or their dependants granted on an ex-gratia basis and are fully provided for in the Statement of Financial Position.

62 Report on directors’ remuneration and interests (continued)

Interests in shares

The beneficial interests of the Directors and the Secretary in office at 31 December 2012, and of their spouses and minor children, in the Company’s ordinary shares are as follows:

Ordinary shares	31 December 2012	1 January 2012*

Directors:
Simon Ball	–	–
Bernard Byrne	–	–
David Duffy	–	–
Tom Foley	100	100
Peter Hagan	–	–
David Hodgkinson	–	–
Jim O’Hara	–	–
Dr Michael Somers	13,437	13,437
Dick Spring	–	–
Tom Wacker	–	–
Catherine Woods	–	–

Secretary:
David O’Callaghan	7,490	7,490

*or date of appointment, if later

Throughout 2012, the Directors were again prohibited from trading in the Company’s shares due to significant ongoing corporate activity and close periods in advance of public disclosures.

The following table sets forth the beneficial interests of the Directors and Leadership Team members of AIB as a group (including their spouses and minor children) at 31 December 2012.

Title of class	Identity of person or group	Number owned	Percent of class

Ordinary shares	Directors and Leadership Team members of AIB as a group	53,553	*

*  The total shares in issue at 31 December 2012, excluding 35,680,114 treasury shares, was 517,117,096,249.

Notes to the financial statements

62 Report on directors’ remuneration and interests (continued)

Share options

There were no options to subscribe for ordinary shares outstanding in favour of the Executive Directors at 31 December 2012. Details of the Secretary’s options to subscribe for ordinary shares are given below. Information on the Share Option Schemes, including policy on the granting of options, is given in note 11. The vesting of these options is dependent on Earnings Per Share (“EPS”) targets being met. Subject thereto, the options outstanding at 31 December 2012 are exercisable at various dates in 2013 and 2014. Details are shown in the Register of Directors’ and Secretary’s Interests, which may be inspected by shareholders at the Company’s Registered Office.

Secretary:	Date of grant	Number of shares	Option Price €	Vested/ unvested	Exercise period

David O’Callaghan	23.04.2003	2,500	13.30	Vested	23.04.2006 - 2013
	28.04.2004	2,500	12.60	Vested	28.04.2007 - 2014

No share options were granted or exercised during 2012.

The Chairman and the Non-Executive Directors do not participate in the share options plans. The aggregate number of share options outstanding at 31 December 2012 in the names of executive directors and members of the Leadership Team (‘Senior Executive Officers’), was 40,000 as follows:

Outstanding as at 31 December 2011:	124,985
Add: Options held by Senior Executive Officers appointed during 2012	–
Add: Options granted during 2012	–
Less: Options exercised during 2012	–
Less: Options lapsed during 2012	(18,500)
Less: Options held by Senior Executive Officers who left office during 2012	(66,485)

Options outstanding as at 31 December 2012	40,000

Performance shares

There were no conditional grants of awards of ordinary shares outstanding to Executive Directors or the Secretary at 31 December 2012.

Apart from the interests set out above, the Directors and Secretary in office at year-end, and their spouses and minor children, have no other interests in the shares of the Company.

There were no changes in the Directors’ and Secretary’s interests shown above between 31 December 2012 and 26 March 2013.

The year-end closing price, on the Enterprise Securities Market of the Irish Stock Exchange, of the Company’s ordinary shares was € 0.05 per share; during the year, the price ranged from € 0.05 to € 0.14.

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

(a) Transactions with subsidiary undertakings

AIB is the ultimate parent company of the Group. Banking transactions are entered into by AIB with its subsidiaries in the normal course of business. These include loans, deposits, provision of derivative contracts, foreign currency transactions and the provision of guarantees on an ‘arms length’ basis. Balances between AIB and its subsidiaries are detailed in notes h, k, m, q and r to the parent company financial statements. In accordance with IAS 27 Consolidated and Separate Financial Statements, transactions with subsidiaries have been eliminated on consolidation.

(b) Associated undertakings and joint ventures

From time to time, the Group provides certain banking and financial services for associated undertakings. These transactions are made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and do not involve more than the normal risk of collectability or present other unfavourable features. Details of loans to associates are set out in note h to the parent company financial statements, while deposits from associates are set out in notes q and r.

(c)	Sale and leaseback of Blocks E, F, G and H Bankcentre to Aviva Life and Pensions Ireland Limited (“ALP”)

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

(d)	Provision of banking and related services to Group Pension schemes, unit trusts and investment funds managed by Group companies

The Group provides certain banking and financial services including asset management and money transmission services for the AIB Group Pension schemes and also for unit trusts and investment funds managed by Group companies. Such services are provided in the ordinary course of business, on substantially the same terms, including interest rates, as those prevailing at the time for comparable transactions with other persons.

During the year, AIB agreed to make certain contributions to the pension scheme which were settled through the transfer to the AIB Group Irish Pension Scheme of interests in an SPV owning loans and receivables previously transferred at fair value from the Group. A subsidiary of AIB was appointed as a service provider for the loans and receivables transferred in return for a servicing fee at a market rate (note 55).

(e) Compensation of key management personnel

The following disclosures are made in accordance with the provisions of IAS 24 Related Party Disclosures, in respect of the compensation of key management personnel. Under IAS 24, Key management personnel are defined as comprising Executive and Non-Executive Directors together with Senior Executive Officers, namely, the members of the Leadership Team (see pages 168 to 170). The figures shown below include (a) the figures separately reported in respect of Directors’ remuneration in the ‘Report on Directors’ Remuneration and Interests’ in note 62, (b) in respect of five former Senior Executive Officers, their remuneration for the period between the conclusion of their membership of the Leadership Team and their departure from the organisation or 31 December 2012.

	Group		Allied Irish Banks, p.l.c.
	2012 € m	2011 € m	2012 € m	2011 € m

Short-term employee benefits(1)	5.7	5.1	4.9	4.7
Post-employment benefits(2)	0.7	0.3	0.5	0.2
Termination benefits(3)	0.5	–	0.5	–

Total	6.9	5.4	5.9	4.9

(1)Comprises (a) in the case of Executive Directors and Senior Executive Officers: salary, medical insurance, benefit-in-kind arising from preferential loans and use of company car (or payment in lieu), and other short-term benefits; and (b) in the case of Non-Executive Directors: directors’ fees.

(2)Comprises payments to defined benefit or defined contribution pension schemes, in accordance with actuarial advice, to provide post-retirement pensions from normal retirement date.

(3)Comprises severance payments made on benefit accrued to two Senior Executive Officers who left during 2012 under the voluntary severance programme.

Notes to the financial statements

63 Related party transactions (continued)

(f) Transactions with Key management personnel

At 31 December 2012, deposit and other credit balances held by Key management personnel, namely Executive and Non-Executive Directors and Senior Executive Officers, in office during the year amounted to € 10.0 million (2011: € 6.6 million).

Loans to Key management personnel are made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons of similar standing not connected with the Group, and do not involve more than the normal risk of collectability or present other unfavourable features. Loans to executive directors and senior executive officers are also made in the ordinary course of business, on terms available to other employees in the Group generally, in accordance with established policy, within limits set on a case by case basis.

Details of transactions with Key management personnel, and connected parties where indicated, for the years ended 31 December 2012 and 2011 are as follows:

(i) Current Directors

	2012

	Balance at 31 December 2011	Amounts advanced during 2012	Amounts repaid during 2012	Currency movements	Balance at 31 December 2012
	€ 000	€ 000	€ 000	€ 000	€ 000

David Duffy:
Loans	1,432	–	84	–	1,348
Overdraft/Credit card*	1	n/a	n/a	n/a	3

Total	1,433	n/a	n/a	n/a	1,351

Interest charged during 2012					21
Maximum debit balance during 2012					1,468

Tom Foley:
Loans	–	–	–	–	–
Overdraft/Credit card*	5	n/a	n/a	n/a	–

Total	5	n/a	n/a	n/a	–

Interest charged during 2012					–
Maximum debit balance during 2012					6

Jim O’Hara:
Loans	–	–	–	–	–
Overdraft/Credit card*	–	n/a	n/a	n/a	–

Total	–	n/a	n/a	n/a	–

Interest charged during 2012					1
Maximum debit balance during 2012					36

Dr Michael Somers:
Loans	–	–	–	–	–
Overdraft/Credit card*	2	n/a	n/a	n/a	1

Total	2	n/a	n/a	n/a	1

Interest charged during 2012					–
Maximum debit balance during 2012					3

Dick Spring:
Loans	–	–	–	–	–
Overdraft/Credit card*	7	n/a	n/a	n/a	9

Total	7	n/a	n/a	n/a	9

Interest charged during 2012					–
Maximum debit balance during 2012					17

*Amounts advanced and repaid are not shown for overdraft/credit card facilities as such facilities are revolving in nature (i.e. they may be drawn, repaid and redrawn up to their limit over the course of the year).

63 Related party transactions (continued)

(i) Current Directors

	2012

	Balance at 31 December 2011	Amounts advanced during 2012	Amounts repaid during 2012	Currency movements	Balance at 31 December 2012
	€ 000	€ 000	€ 000	€ 000	€ 000

Catherine Woods:
Loans	106	–	9	–	97
Overdraft/Credit card*	–	n/a	n/a	n/a	–

Total	106	n/a	n/a	n/a	97

Interest charged during 2012					2
Maximum debit balance during 2012					106

As at 31 December 2012, guarantees entered into by Catherine Woods in favour of the Group amounted to € 0.1 million.

Simon Ball, Bernard Byrne, Peter Hagan, David Hodgkinson and Tom Wacker had no facilities with the Group during 2012.

(ii) Former Directors who were in office during the year

Declan Collier had no facilities with the Group during 2012.

(iii) Senior Executive Officers in office during the year

(Aggregate of 14 persons (2011: 9)):

	2012

	Balance at 31 December 2011	Amounts advanced during 2012	Amounts repaid during 2012	Currency movements	Balance at 31 December 2012
	€ 000	€ 000	€ 000	€ 000	€ 000

Loans	1,739	51	234	–	1,556
Overdraft/Credit card*	74	n/a	n/a	n/a	39

Total	1,813	n/a	n/a	n/a	1,595

Interest charged during 2012					56
Maximum debit balance during 2012					1,905

(iv) Aggregate amounts outstanding at year-end

	Loans, overdrafts/credit cards
	31 December 2012 € 000	31 December 2011 € 000

Directors (2012: 6 persons; 2011: 5 persons)	1,458	1,563
Senior Executive Officers (2012: 9 persons; 2011: 9 persons)	1,595	2,377

	3,053	3,940

As at 31 December 2012, guarantees entered into by 1 Director and 2 Senior Executive Officers in favour of the Group amounted to € 1.4 million in aggregate (2011: € 1.9 million by 1 Director and 3 Senior Executive Officers). As at 31 December 2012, one Senior Executive Officer had entered into a foreign exchange forward contract for £120,000.

(v) Connected persons

The aggregate of loans to connected persons of Directors in office as at 31 December 2012, as defined in Section 26 of the Companies Act 1990, are as follows (aggregate of 18 persons; 2011: 17 persons):

	2012

	Balance at 31 December 2011	Amounts advanced during 2012	Amounts repaid during 2012	Currency movements	Balance at 31 December 2012
	€ 000	€ 000	€ 000	€ 000	€ 000

Loans	1,055	–	224	–	831
Overdraft/Credit card*	107	n/a	n/a	n/a	22

Total	1,162	n/a	n/a	n/a	853

Interest charged during 2012					34
Maximum debit balance during 2012					1,183

No impairment charges or provisions have been recognised in respect of any of the above loans or facilities detailed in (i) to (v) and all interest that has fallen due on all of these loans or facilities has been paid.

*Amounts advanced and repaid are not shown for overdraft/credit card facilities as such facilities are revolving in nature (i.e. they may be drawn, repaid and redrawn up to their limit over the course of the year).

Notes to the financial statements

63 Related party transactions (continued)

(i) Directors in office during the year 2011

	2011
	Balance at 31 December 2010	Amounts advanced during 2011	Amounts repaid during 2011	Currency movements	Balance at 31 December 2011
	€ 000	€ 000	€ 000	€ 000	€ 000

David Duffy:
Loans	1,512	–	80	–	1,432
Overdraft/Credit card*	14	n/a	n/a	n/a	1

Total	1,526	n/a	n/a	n/a	1,433

Interest charged during 2011					27
Maximum debit balance during 2011					1,551

Jim O’Hara:
Loans	–	–	–	–	–
Overdraft/Credit card*	–	n/a	n/a	n/a	–

Total	–	n/a	n/a	n/a	–

Interest charged during 2011					–
Maximum debit balance during 2011					–

Dr Michael Somers:
Loans	–	–	–	–	–
Overdraft/Credit card*	3	n/a	n/a	n/a	2

Total	3	n/a	n/a	n/a	2

Interest charged during 2011					–
Maximum debit balance during 2011					5

Dick Spring:
Loans	–	–	–	–	–
Overdraft/Credit card*	5	n/a	n/a	n/a	7

Total	5	n/a	n/a	n/a	7

Interest charged during 2011					–
Maximum debit balance during 2011					14

Catherine Woods:
Loans	115	–	9	–	106
Overdraft/Credit card*	–	n/a	n/a	n/a	–

Total	115	n/a	n/a	n/a	106

Interest charged during 2011					2
Maximum debit balance during 2011					115

As at 31 December 2011, guarantees entered into by Catherine Woods in favour of the Group amounted to € 0.1 million.

Simon Ball, Bernard Byrne, Declan Collier, David Hodgkinson and Tom Wacker had no facilities with the Group during 2011.

*Amounts advanced and repaid are not shown for overdraft/credit card facilities as such facilities are revolving in nature (i.e. they may be drawn, repaid and redrawn up to their limit over the course of the year).

63 Related party transactions (continued)

(ii) Former Directors who were in office during the year

	2011
	Balance at 31 December	Amounts advanced	Amounts repaid	Currency movements	Balance at 31 December
	2010	during 2011	during 2011		2011
	€ 000	€ 000	€ 000	€ 000	€ 000

Stephen Kingon:
Loans	28	–	28	–	–
Overdraft/Credit card*	12	n/a	n/a	n/a	15

Total	40	n/a	n/a	n/a	15

Interest charged during 2011					1
Maximum debit balance during 2011					44

Anne Maher and David Pritchard had no facilities with the Group during 2011.

(iii) Senior Executive Officers in office during the year

(Aggregate of 9 persons; (2010: 10)):

	2011
	Balance at 31 December	Amounts advanced	Amounts repaid	Currency movements	Balance at 31 December
	2010	during 2011	during 2011		2011
	€ 000	€ 000	€ 000	€ 000	€ 000

Loans	2,651	–	347	1	2,303
Overdraft/Credit card*	53	n/a	n/a	n/a	74

Total	2,704	n/a	n/a	n/a	2,377

Interest charged during 2011					83
Maximum debit balance during 2011					2,776

(iv) Aggregate amounts outstanding at year-end

	Loans, overdrafts/credit cards
	31 December 2011 € 000	31 December 2010 € 000

Directors (2012: 6 persons; 2011: 5 persons)	1,563	2,857
Senior Executive Officers (2012: 9 persons; 2011: 9 persons)	2,377	3,054

	3,940	5,911

As at 31 December 2011, guarantees entered into by 1 Director and 3 Senior Executive Officers in favour of the Group amounted to € 1.9 million in aggregate (2010: € 1.1 million).

*Amounts advanced and repaid are not shown for overdraft/credit card facilities as such facilities are revolving in nature (i.e. they may be drawn, repaid and redrawn up to their limit over the course of the year).

Notes to the financial statements

63 Related party transactions (continued)

(v) Connected persons

The aggregate of loans to connected persons of Directors in office as at 31 December 2011, as defined in Section 26 of the Companies Act 1990, are as follows (aggregate of 17 persons (2010: 18)):

	2011
	Balance at 31 December	Amounts advanced	Amounts repaid	Currency movements	Balance at 31 December
	2010	during 2011	during 2011		2011
	€ 000	€ 000	€ 000	€ 000	€ 000

Loans	1,100	–	53	–	1,047
Overdraft/Credit card*	32	n/a	n/a	n/a	107

Total	1,132	n/a	n/a	n/a	1,154

Interest charged during 2011					47
Maximum debit balance during 2011					1,244

No impairment charges or provisions have been recognised in respect of any of the above loans or facilities detailed in (i) to (v) and all interest that has fallen due on all of these loans or facilities has been paid.

*Amounts advanced and repaid are not shown for overdraft/credit card facilities as such facilities are revolving in nature (i.e. they may be drawn, repaid and redrawn up to their limit over the course of the year).

(g) Summary of relationship with the Irish Government

The Irish Government, as a result of both its investment in AIB’s 2009 Preference shares and AIB’s participation in Government guarantee schemes, became a related party of AIB in 2009. Following the various ordinary/CNV share issues to the NPRFC during 2010 and 2011, AIB is under the control of the Irish Government.

AIB enters into normal banking transactions with the Irish Government and many of its controlled bodies on an arm’s length basis. In addition, other transactions include the payment of taxes, pay related social insurance, local authority rates, and the payment of regulatory fees as appropriate.

Following the crisis in the Irish banking sector and the stabilisation measures adopted since 2008, the involvement of the Irish Government in AIB and in other Irish banks has been and continues to be considerable. This involvement is outlined below.

Rights and powers of the Irish Government and the Central Bank of Ireland

The Irish Minister for Finance (‘the Minister’) and the Central Bank of Ireland (“the Central Bank”) have significant rights and powers over the operations of AIB (and other financial institutions) arising from the various stabilisation measures. These rights and powers relate to, inter alia:

–	The acquisition of shares in other institutions;
–	Maintenance of solvency ratios and compliance with any liquidity and capital ratios that the Central Bank, following consultation with the Minister, may direct;
–	The appointment of non-executive directors and board changes;
–	The appointment of persons to attend meetings of various committees;
–	Restructuring of executive management responsibilities, strengthening of management capacity and improvement of governance;
–	Declaration and payment of dividends;
–	Restrictions on various types of remuneration;
–	Buy-backs or redemptions by the Group of its shares;
–	The manner in which the Group extends credit to certain customer groups; and
–	Conditions regulating the commercial conduct of AIB, having regard to capital ratios, market share and the Group’s balance sheet growth.

In addition, various other initiatives such as strategies/codes of conduct for dealing with mortgage and other consumer/business loan arrears are set out in the Risk section of this report.

The relationship of the Irish Government with AIB is outlined under the following headings:

–	Capital investments;
–	Guarantee schemes;
–	NAMA;
–	Funding support;
–	PCAR/PLAR;

63 Related party transactions (continued)

The relationship of the Irish Government with AIB is outlined under the following headings:

–	Credit Institutions (Stabilisation) Act 2010:
(i)	Direction Order;
(ii)	Transfer Order;
(iii)	Subordinated Liabilities Order;
–	Central Bank and Credit Institutions (Resolution) Act 2011; and
–	Relationship framework which was signed in March 2012

There have been no significant changes to the various aspects of this relationship since 31 December 2011.

–	Capital investments

Ordinary shares

At 31 December 2012, the Irish Government, through the NPRFC, held 99.8% of the ordinary share capital in AIB (2011: 99.8%).

However, the number of shares held increased by 3.624 billion since 2011 through the non-payment of the dividend of € 280 million on the preference share capital as noted below. The NPRFC now holds 516.2 billion ordinary shares (31 December 2011: 512.6 billion shares). See note 45 for details of the Government’s investment in the ordinary shares of AIB.

2009 Preference Shares

At 31 December 2012, the Irish Government, through the NPRFC, held € 3.5 billion capital (2011: €3.5 billion) in the form of non-cumulative preference shares (“2009 Preference Shares”). The annual cash dividend amounting to € 280 million was not paid in either 2012 or 2011, however, the dividend entitlement was satisfied by way of a Bonus issue of 3.624 billion ordinary shares (2011: 1.247 billion). The terms and conditions attaching to the 2009 Preference Shares are outlined in note 45.

Contingent capital notes

On 27 July 2011, AIB issued € 1.6 billion of contingent capital notes at par to the Minister. Details of this transaction are set out in note 44.

Capital contributions

On 28 July 2011, the Minister and the NPRFC made capital contributions totalling € 6.054 billion to AIB for nil consideration. For further details, see note 51.

–	Guarantee schemes

The European Communities (Deposit Guarantee Schemes) Regulations 1995 have been in operation since 1995. These regulations guarantee certain retail deposits up to a maximum of € 100,000. In addition, since September 2008, the Irish Government has guaranteed relevant deposits and debt securities of AIB through the Credit Institutions (Financial Support) Scheme 2008 (“the CIFS scheme”) which expired in September 2010 and the Credit Institutions (Eligible Liabilities Guarantee) Scheme 2009 (“ELG Scheme”) which is outlined below.

ELG Scheme

The ELG Scheme is a temporary measure which was introduced in response to the financial crisis.

On 21 January 2010, Allied Irish Banks, p.l.c., including its international branches and subsidiaries, AIB Group (UK) p.l.c., AIB Bank (CI) Limited and Allied Irish Banks North America Inc., became participating institutions for the purposes of the ELG Scheme. The Minister stands as guarantor of all guaranteed liabilities of a participating institution. The ELG Scheme is intended to facilitate the ability of participating credit institutions in Ireland to issue certain debt securities and take deposits with a maturity of up to five years for pre-defined periods. To date, the ELG Scheme has been reviewed on a six monthly basis to determine whether the financial support provided by the ELG Scheme continues to be necessary. However, on 26 February 2013, the Minister announced that the ELG Scheme will end for all new liabilities, with effect from midnight on 28 March 2013 (note 69).

Eligible liabilities under the ELG Scheme comprise the following:

–	all deposits to the extent not covered by deposit protection schemes in Ireland or in any other jurisdiction;
–	senior unsecured certificates of deposit;
–	senior unsecured commercial paper;
–	other senior unsecured bonds and notes; and
–	other forms of senior unsecured debt which may be specified by the Minister consistent with European Union State aid rules and the European Commission’s Banking Communication (2008/C 270/02) and subject to prior consultation with the European Commission.

Dated subordinated debt and asset-covered securities issued after a covered institution joined the ELG Scheme are not guaranteed under the ELG Scheme. The total liabilities guaranteed under the ELG Scheme at 31 December 2012 amounted to € 34 billion (€ 40 billion at 31 December 2011).

Notes to the financial statements

63 Related party transactions (continued)

–	Guarantee schemes

Participating institutions must pay a fee to the Minister in respect of each liability guaranteed under the ELG Scheme. Details of the total charge for 2012 and 2011 are set out in note 3. Participating institutions will also be required to indemnify the Minister for any costs and expenses of the Minister and for any payments made by the Minister under the ELG Scheme which relate to the participating institution’s guarantee under the ELG Scheme.

AIB Group (UK) plc and AIB Offshore commenced withdrawal from the ELG Scheme effective 18 August 2012 and 30 August, 2012, respectively. However, deposits opened before these dates have been guaranteed for the remainder of their maturity.

–	NAMA

AIB was designated a participating institution under the NAMA Act in February 2010. Under this Act, AIB transferred financial assets to NAMA for which it received consideration from NAMA in the form of NAMA senior bonds and subordinated NAMA bonds which are detailed in notes 8, 32 and 33. In addition, AIB acquired NAMA senior bonds in 2011 as part of the Anglo transaction (€ 11,854 million fair value at acquisition date) and the EBS transaction (€ 301 million carrying value at acquisition date), details of which are set out in notes 22 and 23. AIB also acquired € 6 million in subordinated NAMA bonds, as part of the EBS transaction (note 23). The NAMA senior bonds are guaranteed by the Irish Government.

Following on the transfer of financial assets to NAMA, a contingent liability/contingent asset arises in relation to:

–	final settlement amounts with NAMA on assets transferred;
–	a series of indemnities which AIB has provided to NAMA on transferred assets;
–	a possible requirement for AIB to share NAMA losses on dissolution of NAMA.

Details of the contingent liability/asset are set out in note 53.

Investment in National Asset Management Agency Investment Ltd (“NAMAIL”)

In March 2010, a then subsidiary of Allied Irish Banks, p.l.c. made an equity investment in 17 million “B” shares of NAMAIL, a special purpose entity established by NAMA. The total investment amounted to € 17 million, of which € 12 million was invested on behalf of the AIB Group pension scheme (fair value at 31 December 2012 of € 6 million), with the remainder invested on behalf of clients.

–	Funding support

AIB received funding from the Central Bank throughout the year through the ECB Monetary Policy Operation Sale and Repurchase Agreements. The total funding amounted to € 22.2 billion at 31 December 2012 (2011: € 30.8 billion). These agreements were for maturities of between 7 days and 3 months, apart from the € 11.25 billion (2011: € 3 billion) in the three year LTRO (note 39) which will mature in January and February 2015. The interest rates on these facilities are set by the Central Bank and advised to AIB. These facilities, together with other assets and liabilities with Irish Government entity counterparties, are set out below.

–	PCAR/PLAR

On 31 March 2011, the Central Bank of Ireland published the ‘Financial Measures Programme Report’ which detailed the outcome of its review of the capital (PCAR) and funding requirements (PLAR) of the domestic Irish banks. The PCAR/PLAR assessments followed the announcement of the EU-IMF Programme for Ireland in November 2010, in which the provision of an overall amount of € 85 billion in financial support for the sovereign was agreed in principle. Up to € 35 billion of this support was earmarked for the banking system, € 10 billion of which was for immediate recapitalisation of the banks with the remaining € 25 billion to be provided on a contingency basis. Arising from the 2011 PCAR and PLAR assessments, AIB, including EBS, was required to raise € 14.8 billion in total capital (including €1.6 billion in contingent capital), all of which was subsequently raised.

–	Credit Institutions (Stabilisation) Act 2010

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

The Act provides broad powers to the Minister (in consultation with the Governor of the Central Bank) to act on financial stability grounds to effect the restructuring actions and recapitalisation measures envisaged in the Programme. The Act applies to banks which have received financial support from the State, building societies and credit unions. Given the exceptional nature of the powers contained in the Act, the powers are time-limited and were scheduled to expire on 31 December 2012. However, in January 2013, the Minister extended the period of effectiveness of the Act for a further period of two years until 31 December 2014.

63 Related party transactions (continued)

–	Credit Institutions (Stabilisation) Act 2010

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

On 23 December 2010, the Irish High Court, on application from the Minister, directed AIB, inter alia, to increase its authorised share capital; to issue ordinary and CNV shares to the NPRFC; to cancel its listing on the Main Securities Market and to apply for listing on the Enterprise Securities Market (“ESM”) of the Irish Stock Exchange; and to complete the sale of its Polish interests to Banco Santander (note 18). Arising from this Order, on 23 December 2010, AIB issued ordinary and CNV shares to the NPRFC for net proceeds of €3.7 billion.

(ii)	Transfer Order

On 24 February 2011, following an application by the Minister, the Irish High Court issued a transfer order for the immediate transfer of certain deposits and corresponding assets from Anglo Irish Bank Corporation to AIB (note 22).

(iii)	Subordinated Liabilities Order

On 14 April 2011, following an application by the Minister under section 29 of the Credit Institutions (Stabilisation) Act 2010, the Irish High Court issued a Subordinated Liabilities Order (the “SLO”) in relation to all outstanding subordinated liabilities and other capital instruments (including certain tier 1 capital instruments), with the consent of AIB. The Irish High Court declared the SLO effective as of 22 April 2011. The effect of the SLO was to amend the terms of certain subordinated liabilities and other capital instruments. Details of the SLO are set out in note 44.

Acquisition of EBS Limited (“EBS”)

On 31 March 2011, the Minister proposed the combination of AIB and EBS (formerly EBS Building Society) to form one of the two Pillar banks. On 26 May 2011, AIB entered into an agreement with EBS, the Minister and the NTMA to cquire EBS for a consideration of € 1 (one euro). The acquisition was effective from 1 July 2011. Details of this transaction are set out in note 23.

–	Central Bank and Credit Institutions (Resolution) Act 2011

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

The Act gives the Central Bank power to take control of banks, appoint managers to run them and remove directors, staff and consultants, and to move their deposits and loans to other banks. It provides for the establishment of a Credit Institution Resolution Fund which would provide a source of funding for the resolution of financial instability or in the event of an imminent serious threat to the financial stability of an authorised credit institution. Authorised credit institutions will be obliged to contribute to the resolution fund.

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

The legislation which provides for a permanent statutory regime under which the Central Bank may exercise intervention powers when a relevant credit institution is in difficulty is expected, in due course, to replace the temporary emergency provisions of the Credit Institutions (Stabilisation) Act 2010 outlined above.

–	Relationship framework

In order to comply with contractual commitments imposed on AIB in connection with its recapitalisation by the Irish State and with the requirements of EU state aid applicable in respect of that recapitalisation, a relationship framework was entered into between the Minister and AIB in March 2012. This provides the framework under which the relationship between the Minister and AIB is governed. Under the relationship framework, the authority and responsibility for strategy and commercial policies (including business plans and budgets) and conducting AIB’s day-to-day operations rest with the Board of AIB and its management team. However, the Board is required to obtain the prior written consent of the Minister, or to consult with the Minister, in respect of certain material matters, such as material disposals.

Notes to the financial statements

63 Related party transactions (continued)

Funding support

Throughout the financial crisis, the Irish Government has provided guarantees under the CIFS (expired September 2010) and ELG schemes as outlined on the previous page. In addition, through the Central Bank, the Irish Government has provided direct funding to the Irish banking sector as follows:

–	AIB has borrowings from the Central Bank as part of Eurosystem. These borrowings are under ECB Monetary Policy Operation Sale and Repurchase Agreements and amount to € 22.2 billion (2011: € 30.8 billion). AIB Mortgage Bank has Nil (2011: Nil) with the Central Bank under the same facility.
–	At 31 December 2012, AIB had no borrowings from the Central Bank under non-standard liquidity facilities.

The interest rate on these facilities is set by the Central Bank and advised to AIB on each rollover date and at 31 December 2012 was 0.75%, being the current ECB refinancing rate.

At 31 December 2012, the amounts outstanding totalling € 22.2 billion (2011: € 30.8 billion) are included within Deposits by central banks and banks in the table below. See note 39 for details of collateral.

The following table outlines the balances held with Irish Government entities(1) at 31 December 2012 and 31 December 2011, together with the highest balances held at any point during the year.

		2012		2011
		Balance	Highest(2)	Balance	Highest(2)
			balance held		balance held
	Note	€ m	€ m	€ m	€ m

Assets
Cash and balances at central banks	a	118	4,250	228	2,618
Derivative financial instruments		107	112	104	106
Loans and receivables to banks	b	107	5,019	423	2,137
Loans and receivables to customers		4	4	11	19
NAMA senior bonds	c	17,387	19,860	19,856	19,975
Financial investments available for sale	d	7,635	7,697	5,349	6,151

Total assets		25,358		25,971

		2012		2011
		Balance	Highest(2)	Balance	Highest(2)
			balance held		balance held
		€ m	€ m	€ m	€ m

Liabilities
Deposits by central banks and banks	e	22,220	37,836	31,133	47,916
Customer accounts		1,220	1,493	176	11,846
Derivative financial instruments		53	80	15	31
Subordinated liabilities and other capital instruments	f	1,237	1,237	1,177	1,177

Total liabilities		24,730		32,501

(1)Includes all departments of the Irish Government located in the State and embassies, consulates and other institutions of the Irish Government located outside the State. The Post Office Savings Bank (“POSB”) and the National Treasury Management Agency (“NTMA”) are included.

(2)The highest balance during the year, together with the outstanding balance at the end of each year, is considered the most meaningful way of representing the amount of transactions that have occurred between AIB and the Irish Government.

Substantially all of the above balances relate to Allied Irish Banks, p.l.c..

a	Cash and balances at the central banks represent the minimum reserve requirements which AIB is required to hold with the Central Bank. Balances on this account can fluctuate significantly due to the reserve requirement being determined on the basis of the institution’s average daily reserve holdings over a one month maintenance period. The Group is required to maintain a monthly average Primary Liquidity balance which at 31 December 2012 was € 552 million.
b	The balances on loans and receivables to banks include statutory balances with the Central Bank as well as overnight funds placed.
c	NAMA senior bonds were received as consideration for loans transferred to NAMA and as part of the Anglo and EBS transactions. These are detailed in notes 32, 22 and 23 and under ‘NAMA Programme’ above.

63 Related party transactions (continued)

Funding support

d	Financial investments available for sale comprise € 7,588 million (2011: € 5,217 million) in Irish Government securities held in the normal course of business and NAMA subordinated bonds which have a fair value at 31 December 2012 of € 47 million (31 December 2011: € 132 million) detailed above under ‘NAMA Programme’.
e	This relates to funding received from the Central Bank which is detailed under ‘Funding Support’ above, the total of which amounts to € 22,220 million (2011: € 30,831 million).
f	On 27 July 2011, AIB issued € 1.6 billion of contingent capital notes at par to the Minister for Finance, the fair value of these notes at initial recognition was € 1,153 million (note 44).

All other balances, both assets and liabilities are carried out in the ordinary course of banking business on normal terms and conditions.

Local government(1)

During 2012 and 2011, AIB entered into banking transactions in the normal course of business with local government bodies. These transactions include the granting of loans and the acceptance of deposits, and clearing transactions.

Commercial semi-state bodies(2)

During 2012, AIB entered into banking transactions in the normal course of business with semi-state bodies. These transactions principally include the granting of loans and the acceptance of deposits as well as derivative transactions and clearing transactions.

(1)This category includes local authorities, borough corporations, county borough councils, county councils, boards of town commissioners, urban district councils, non-commercial public sector entities, public voluntary hospitals and schools.

(2)Semi-state bodies is the name given to organisations within the public sector operating with some autonomy. They include commercial organisations or companies in which the State is the sole or main shareholder.

Notes to the financial statements

63 Related party transactions (continued)

Financial institutions under Irish Government control/significant influence

Certain financial institutions are related parties to AIB by virtue of the Government either controlling or having a significant influence over these institutions. The following institutions are controlled by the Irish Government:

-	Irish Bank Resolution Corporation Limited (In Special Liquidation);
-	Permanent tsb plc; and
-	Irish Life Group

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

At 31 December 2012 and 31 December 2011, the following balances were outstanding in total to these financial institutions:

	2012 Balance € m	2011 Balance € m

Assets
Derivative financial instruments	78	140
Loans and receivables to banks(1)	80	122
Financial investments available for sale(2)(3)	845	648

Liabilities
Deposits by central banks and banks(4)	58	108
Derivative financial instruments(5)	47	92
Customer deposits	114	–

In connection with the acquisition by AIB Group of certain assets and liabilities of the former Anglo Irish Bank Corporation Limited (now Irish Bank Resolution Corporation Limited (in Special Liquidation)) (“IBRC”), IBRC indemnified AIB Group for certain liabilities pursuant to a Transfer Support Agreement dated 23 February 2011. AIB Group has made a number of claims on IBRC pursuant to the indemnity in an aggregate amount of c. € 75 million.

During 2012, AIB entered into a distribution agreement with Irish Life Group which will see Irish Life distribute its products through AIB’s nationwide retail banking network.

(1)The highest balance in loans and receivables to banks amounted to € 616 million in respect of funds placed during the year (2011: € 1,885 million).

(2)During 2012, AIB incurred an impairment loss of Nil (2011: € 132 million) due to liability management exercises by Irish banks, where either cash or equity was received in exchange for debt.

(3)Includes equity securities issued in lieu of debt of € 37 million (2011: € 36 million).

(4)The highest balance in deposits by central banks and banks amounted to € 842 million in respect of funds received during the year (2011: € 1,570 million).

(5)The highest balance in customer deposits amounted to € 121 million in respect of funds received during the year (2011: Nil).

63 Related party transactions (continued)

(h) Indemnities

On 2 February 2004, AIB Capital Markets plc, a wholly-owned subsidiary, extended the terms of an indemnity previously given to certain former directors, officers and employees of Govett Investment Management Ltd. (“Govett”) - now “AIB Investment Management Limited” - to Mr Michael Buckley, the former Group Chief Executive, and Mr Colm Doherty, the former Group Managing Director; Mr Buckley is a former director of a split capital trust managed by Govett, and Mr Doherty is a former director of Govett. The aggregate liability of AIB Capital Markets plc under the aforementioned indemnity is € 10 million.

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

(i) ALH investment

Deposits received from ALH are set out in note 40.

Notes to the financial statements

64 Commitments

Capital expenditure	2012 € m	2011 € m

Estimated outstanding commitments for capital expenditure not provided for in the financial statements	7	11
Capital expenditure authorised but not yet contracted for	29	40

Operating lease rentals

The total of future minimum lease payments under non-cancellable operating leases are set out in the following table.

	2012 € m	2011 € m

One year	73	80
One to two years	68	69
Two to three years	67	65
Three to four years	64	64
Four to five years	60	62
Over five years	507	557

Total	839	897

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

The minimum lease terms remaining on the most significant leases vary from 1 years to 18 years. The average lease length outstanding until a break clause in the lease arrangements is approximately 9 years with the final contractual remaining terms ranging from 4 years to 35 years.

There are no contingent rents payable and all lease payments are at market rates.

The total of future minimum sublease payments expected to be received under non-cancellable subleases at the reporting date were € 8 million (2011: € 6 million).

Operating lease payments recognised as an expense for the year were € 94 million (2011: € 67 million). Sublease income amounted to € 6 million (2011: € 1 million).

For details of the sale and leaseback arrangements see note 14.

65 Employees

The average number of employees by market segment for 2012 is set out below (excluding employees on career breaks and other unpaid long term leaves). The figures for Group segment include the following centralised functions: Group Services and Transformation; Chief Financial Office; Chief Risk Office; Non-Core Unit; Corporate Affairs and Marketing; Office of Law Agent; and Office of Group Internal Audit.

In 2011, average employee numbers for discontinued operations and EBS reflect the fact that these were employees of the Group for only part of 2011 and are, accordingly, time apportioned.

	2012	2011

Continuing operations
PBB	6,285	6,017
CICB	1,620	1,752
AIB UK	2,234	2,282
EBS	604	288
Group	3,965	3,943

	14,708	14,282
Discontinued operations
BZWBK	–	2,434

Total	14,708	16,716

The 12 month average above of 14,708 is higher than the actual December 2012 figure of 13,429(1). This variance is a result of the impact that voluntary severance and early retirements, predominantly in the fourth quarter, have had on year end numbers.

The geographical analysis of average employees for 2012 is as follows:

–	Republic of Ireland – 12,094;
–	United Kingdom – 2,523;
–	United States of America – 66; and
–	Rest of World – 25.

See also page 402 in Additional information.

(1)This figure excludes employees who departed between 19 December and 31 December 2012.

Notes to the financial statements

66  Regulatory compliance

During 2012, Allied Irish Banks, p.l.c. was in breach of the 25% limit for ECB repo funding. These breaches were due to the difficult funding environment and the Central Bank was advised as appropriate.

EBS Mortgage Finance (“EBS MF”) breached the 25% single counterparty large exposures limit during December 2011. The excess was corrected in January 2012 and EBS MF is no longer in breach.

67 Financial and other information	2012	2011	2010

Operating ratios
Operating expenses/operating income	311.9%	39.6%	(49.1)%
Operating expenses/operating income before exceptional items	122.1%	94.4%	70.6%

Other income/operating income	(78.1)%	68.9%	154.9%
Other income/operating income before exceptional items	22.3%	24.5%	20.1%

Rates of exchange
€ /US$
Closing	1.3194	1.2939	1.3362
Average	1.2850	1.3924	1.3259
€ /Stg£
Closing	0.8161	0.8353	0.8608
Average	0.8110	0.8682	0.8578
€/PLN
Closing	4.0740	4.4580	3.9750
Average	4.1839	4.1188	3.9943

	Assets		Liabilities and equity
Currency information	2012 € m	2011 € m	2012 € m	2011 € m

Euro	99,110	106,468	102,768	107,443
Other	23,406	30,183	19,748	29,208

	122,516	136,651	122,516	136,651

68  Average balance sheets and interest rates

The following table shows interest rates prevailing at 31 December 2012 together with average prevailing interest rates, gross yields, spreads and margins for the years ended 31 December 2012, 2011 and 2010.

	As at 31 December	Average interest rates for Years ended 31 December
Interest rates	2012%	2012%	2011%	2010%

Ireland
AIB Group’s prime lending rate	0.63	0.85	1.69	1.38
European inter-bank offered rate
One month euro	0.11	0.33	1.18	0.81
Three month euro	0.19	0.58	1.12	1.02
United Kingdom
AIB Group’s base rate	0.50	0.50	0.50	0.50
London inter-bank offered rate
One month sterling	0.49	0.62	0.65	0.65
Three month sterling	0.52	0.83	0.88	0.80
Poland
One month zloty	4.23	4.78	4.36	3.52
United States
Prime rate	3.25	3.25	3.25	3.25

Gross yields, spreads and margins(1)(2)
Gross yield(3)
Group		2.98	3.22	3.16
Domestic		3.07	3.16	2.85
Foreign		2.58	2.97	3.09

Interest rate spread(4)
Group		0.25	0.66	1.12
Domestic		0.24	0.49	0.64
Foreign		0.57	1.25	1.79

Net interest margin(5)
Group		0.91%	1.03%	1.31%
Domestic		0.78%	0.73%	0.69%
Foreign		1.47%	2.17%	2.19%

Average interest earning assets		2012 € m	2011 € m	2010 € m

Group	122,200		131,038	141,093
Domestic	99,580		103,539	107,626
Foreign	22,620		27,499	33,467

(1)The gross yields, spreads and margins presented in this table are extracted from the average balance sheets and interest rates on the following pages and this breakdown into domestic and foreign has been compiled on the basis of location of office. The gross yields, spreads and margins are presented on a continuing operations basis.

(2)The average balance sheet is presented on a continuing operations basis. Comparative figures have also been re-presented on this basis.

(3)Gross yield represents the average interest rate earned on interest earning assets.

(4)Interest rate spread represents the difference between the average interest rate earned on interest earning assets and the average interest rate paid on interest bearing liabilities.

(5)Net interest margin represents net interest income as a percentage of average interest earning assets. Net interest margin is presented on a continuing operations basis only.

Notes to the financial statements

68  Average balance sheets and interest rates (continued)

The following tables show the average balances and interest rates of interest earning assets and interest bearing liabilities for the years ended 31 December 2012, 2011 and 2010. The calculation of average balances include daily and monthly averages for reporting units. The average balances used are considered to be representative of the operations of the Group. The average balance sheet is presented on a continuing operations basis.

	Year ended 31 December 2012			Year ended 31 December 2011			Year ended 31 December 2010
	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate
Assets	€ m	€ m	%	€ m	€m	%	€ m	€ m	%

Trading portfolio financial assets
Domestic offices	14	–	2.5	28	1	2.5	54	1	1.9
Foreign offices	23	1	3.7	24	1	4.4	13	1	3.8
Loans and receivables to banks
Domestic offices	1,349	7	0.5	2,712	33	1.2	4,453	32	0.7
Foreign offices	6,344	24	0.4	5,123	36	0.7	3,550	19	0.5
Loans and receivables to customers(1)
Domestic offices	65,268	2,161	3.3	68,015	2,380	3.5	80,899	2,415	3.0
Foreign offices	15,735	540	3.4	20,555	697	3.4	27,535	919	3.3
NAMA senior bonds
Domestic offices	18,957	329	1.7	17,980	348	1.9	2,230	29	1.3
Financial investments available for sale
Domestic offices	13,992	560	4.0	14,804	508	3.4	19,990	590	2.9
Foreign offices	518	19	3.7	1,797	84	4.7	2,369	96	4.1

Average interest earning assets
Domestic offices	99,580	3,057	3.1	103,539	3,270	3.2	107,626	3,067	2.8
Foreign offices	22,620	584	2.6	27,499	818	3.0	33,467	1,035	3.1
Net interest on swaps		130			137			369

Total average interest earning assets	122,200	3,771	3.1	131,038	4,225	3.2	141,093	4,471	3.2
Non-interest earning assets	9,767			6,723			8,352

Total average assets	131,967	3,771	2.9	137,761	4,225	3.1	149,445	4,471	3.0

Percentage of assets applicable to foreign activities			18.5			21.2			24.8

(1)Includes loans and receivables held for sale to NAMA as at 31 December 2010.

68  Average balance sheets and interest rates (continued)

	2012			2011			2010

Liabilities & shareholders’ equity	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	€ m	€ m	%	€ m	€ m	%	€ m	€ m	%

Due to central banks and banks
Domestic offices	33,060	251	0.8	42,121	593	1.4	35,402	368	1.0
Foreign offices	462	1	0.2	870	7	0.8	1,722	7	0.4
Due to customers
Domestic offices	39,110	1,445	3.7	40,421	1,296	3.2	43,827	924	2.1
Foreign offices	11,524	233	2.0	11,173	200	1.8	17,719	251	1.4
Other debt issued
Domestic offices	12,027	500	4.2	15,342	597	3.9	21,533	650	3.0
Foreign offices	267	12	4.5	296	14	4.8	3,700	45	1.2
Subordinated liabilities
Domestic offices	1,240	223	18.0	1,810	172	9.5	4,284	382	8.9
Foreign offices	–	–	–	295	(4)	(1.4)	127	–	–

Average interest earning liabilities
Domestic offices	85,437	2,419	2.8	99,694	2,658	2.7	105,046	2,324	2.2
Foreign offices	12,253	246	2.0	12,634	217	1.7	23,268	303	1.3

Total average interest earning liabilities	97,690	2,665	2.7	112,328	2,875	2.6	128,314	2,627	2.0
Non-interest earning liabilities	20,899			15,248			14,428

Total average liabilities	118,589	2,665	2.2	127,576	2,875	2.3	142,742	2,627	1.8
Shareholders’ equity	13,378			10,185			6,703

Total average liabilities and shareholders’ equity	131,967	2,665	2.0	137,761	2,875	2.1	149,445	2,627	1.8

Percentage of liabilities applicable to foreign operations			13.1			12.6			18.9

Notes to the financial statements

68  Average balance sheets and interest rates (continued)

The following table allocates changes in net interest income between volume and rate for the year ended 31 December 2012 compared with the year ended 31 December 2011 and the year ended 31 December 2011 compared with the year ended 31 December 2010. Volume and rate variances have been calculated based on the movements in average balances over the year and changes in interest rates on average interest earning assets and average interest bearing liabilities respectively. Changes due to a combination of volume and rate are allocated ratably to volume and rate.

	December 2012 over December 2011			December 2011 over December 2010
	Increase/(decrease) due to changes in

	Average Volume € m	Average Rate € m	Net Change € m	Average Volume € m	Average Rate € m	Net Change € m

Interest earning assets
Trading portfolio financial assets
Domestic offices	(1)	–	(1)	–	–	–
Foreign offices	–	–	–	–	–	–
Loans and receivables to banks
Domestic offices	(17)	(9)	(26)	(6)	7	1
Foreign offices	10	(22)	(12)	8	9	17
Loans and receivables to customers(1)
Domestic offices	(96)	(123)	(219)	(291)	256	(35)
Foreign offices	(162)	5	(157)	(240)	18	(222)
NAMA senior bonds
Domestic offices	19	(38)	(19)	205	114	319
Financial investments available for sale
Domestic offices	(24)	76	52	(172)	90	(82)
Foreign offices	(60)	(5)	(65)	(21)	9	(12)

Total interest income	(331)	(116)	(447)	(517)	503	(14)

Interest bearing liabilities
Due to central banks and banks
Domestic offices	(127)	(215)	(342)	67	158	225
Foreign offices	(4)	(2)	(6)	–	–	–
Due to customers
Domestic offices	(41)	190	149	(71)	443	372
Foreign offices	6	27	33	(98)	47	(51)
Other debt issued
Domestic offices	(128)	31	(97)	(202)	149	(53)
Foreign offices	–	(2)	(2)	(42)	11	(31)
Subordinated liabilities
Domestic offices	(53)	104	51	(221)	11	(210)
Foreign offices	4	–	4	–	(4)	(4)

Total interest expense	(343)	133	(210)	(567)	815	248

Net interest income
Domestic offices	230	(204)	26	163	(294)	(131)
Foreign offices	(218)	(45)	(263)	(113)	(18)	(131)

Net interest income (interest earning assets and interest bearing liabilities)	12	(249)	(237)	50	(312)	(262)

Net interest on swaps			(7)			(232)

Net interest income			(244)			(494)

(1)Includes loans and receivables held for sale to NAMA at 31 December 2010.

69 Non-adjusting events after the reporting period

The following are the significant non-adjusting events that have taken place since 31 December 2012:

Minimum Funding Standard funding plan

Approval was received from the Pensions Board in 2013 in relation to a funding plan up to January 2018 with regard to regulatory Minimum Funding Standard requirements of the AIB Group Irish Pension Scheme.

Eligible Liabilities Guarantee Scheme 2009

On 26 February 2013, the Minister for Finance announced that the Credit Institutions (Eligible Liabilities Guarantee) Scheme 2009 (“ELG Scheme”) will end for all new liabilities with effect from midnight on 28 March 2013. After this date, no new liabilities will be guaranteed under the ELG Scheme. This follows the withdrawal of AIB UK (AIB GB and FTB) from the ELG Scheme in August 2012, which had a negligible effect on deposit balances.

The existing deposit guarantee scheme, which guarantees deposits of up to €100,000 per qualifying depositor, is unaffected by this announcement.

The cost of the ELG scheme has been significant, € 388 million in 2012 and € 488 million in 2011.

Disposal of 24.99% investment in ALH, acquisition of 100% of Ark Life

During March 2013, AIB concluded discussions with Aviva Group Ireland p.l.c. on the exercise of the put options and completed the disposal of its interest in Aviva Life Holdings Ireland Limited (“ALH”) and the acquisition of 100% of Ark Life Assurance Company Limited (‘Ark Life’ or ‘Ark’).

AIB’s investment in ALH at 31 December 2012 was designated as an ‘equity investment at fair value through profit or loss in the Held for Sale category (notes 34 and 35).

AIB has considered its long term strategy with regard to this newly acquired subsidiary, and has taken the necessary steps that entitles it to designate Ark as a ‘subsidiary held exclusively with a view to resale’ on acquistion. Accordingly, the investment in Ark will be considered a disposal group.

Following a net cash outlay, which was in line with the assumptions that supported the year end valuations, the investment in Ark will be initially measured at fair value less costs to sell, being a market related valuation of Ark’s MCEV of € 447 million. The fair value of liabilities acquired amounted to € 3.8 billion while the fair value of assets acquired amounted to € 4.1 billion. At each subsequent reporting date, the investment will be valued at fair value less costs to sell.

Change of Auditor

Following the tender process as outlined in the Report of the Directors on page 172, the Board has decided to put forward a resolution, at the AGM to be held on 20 June 2013, that Deloitte & Touche be appointed as Auditor to the company.

70 Dividends

No final dividend will be paid in respect of the year ended 31 December 2012.

71 Approval of financial statements

The financial statements were approved by the Board of Directors on 26 March 2013.

Allied Irish Banks, p.l.c. Parent company financial statements and notes

Statement of financial position

Statement of cash flows

Statement of changes in equity

Accounting policies

Note

a	Administrative expenses

b	Retirements benefits

c	Financial assets and financial liabilities held for sale to NAMA

d	Disposal groups and non-current assets held for sale

e	Trading portfolio financial assets

f	Derivative financial instruments

g	Loans and receivables to banks

h	Loans and receivables to customers

i	Amounts receivable under finance leases and hire purchase contracts

j	Provisions for impairment on loans and receivables

k	NAMA senior bonds

l	Financial investments available for sale

m	Investments in Group undertakings

n	Intangible assets

o	Property, plant and equipment

p	Deferred taxation

q	Deposits by central banks and banks

r	Customer accounts

s	Debt securities in issue

t	Other liabilities

u	Provisions for liabilities and commitments

v	Subordinated liabilities and other capital instruments

w	Share capital

x	Capital reserves

y	Capital redemption reserves

z	Contributions from the Minister for Finance and NPRFC

aa	Memorandum items: Contingent liabilities and commitments and contingent assets

ab	Transfer of financial assets

ac	Fair value of financial instruments

ad	Classification and measurement of financial assets and financial liabilities

ae	Statement of cash flows

af	Financial assets and financial liabilities by contractual residual maturity

ag	Related party transactions

ah	Commitments

Statement of financial position – Allied Irish Banks, p.l.c. as at 31 December 2012

	Notes	2012 € m	2011 € m

Assets
Cash and balances at central banks	ae	1,076	1,067
Items in course of collection		95	100
Disposal groups and non-current assets held for sale	d	561	1,169
Trading portfolio financial assets	e	24	56
Derivative financial instruments	f	2,768	3,025
Loans and receivables to banks	g	31,284	36,028
Loans and receivables to customers	h	37,234	42,074
NAMA senior bonds	k	17,082	19,509
Financial investments available for sale	l	14,930	13,336
Interests in associated undertakings		3	3
Investments in Group undertakings	m	2,735	2,361
Intangible assets	n	168	154
Property, plant and equipment	o	267	278
Other assets		110	292
Current taxation		6	44
Deferred taxation	p	2,931	2,738
Prepayments and accrued income		469	571

Total assets		111,743	122,805

Liabilities
Deposits by central banks and banks(1)	q	39,389	46,150
Customer accounts	r	48,751	46,774
Disposal groups held for sale	d	–	1
Derivative financial instruments	f	3,541	4,061
Debt securities in issue	s	5,142	9,902
Current taxation		14	–
Other liabilities	t	520	416
Accruals and deferred income		826	744
Retirement benefit liabilities	b	690	794
Provisions for liabilities and commitments	u	276	436
Subordinated liabilities and other capital instruments	v	1,271	1,209

Total liabilities		100,420	110,487

Shareholders’ equity
Share capital	w	5,206	5,170
Share premium	w	2,890	4,926
Reserves		3,227	2,222

Total shareholders’ equity		11,323	12,318

Total liabilities and shareholders’ equity		111,743	122,805

(1)This includes € 19,760 million of borrowings from central banks (2011: € 27,268 million).

David Hodgkinson, Chairman; David Duffy, Chief Executive Officer; Catherine Woods, Director; David O’Callaghan, Company Secretary.

Statement of cash flows – Allied Irish Banks, p.l.c. for the year ended 31 December 2012

	Notes	2012 € m	2011 € m	2010(4) € m

Reconciliation of loss before taxation to net cash outflow from operating activities
Loss for the year from continuing operations before taxation		(1,668)	(4,516)	(8,448)
Adjustments for:
Gain on redemption/remeasurement of subordinated liabilities and other capital instruments		–	(3,154)	(372)
Profit on disposal of businesses		(1)	–	–
(Profit)/loss on disposal of property, plant and equipment		(2)	1	(42)
Loss on disposal of financial assets		276	286	51
Dividend income		(280)	(2,205)	(1,161)
Impairment of associated undertakings		5	–	52
Impairment of subsidary undertakings	m	(136)	3,813	–
Profit on disposal of associated undertakings		–	–	(577)
Gain on designation of associate as an equity investment at fair value through profit or loss		(184)	–	–
Provisions for impairment on loans and receivables	j	1,353	5,306	4,991
Loss on transfer of financial instruments held for sale to NAMA		(67)	403	5,599
Writeback of provisions/provisions for liabilities and commitments		9	(129)	294
Provisions for impairment on financial investments available for sale		79	275	58
Change in other provisions		166	35	59
Depreciation, amortisation and impairment		95	101	170
Interest on subordinated liabilities and other capital instruments		223	172	382
Loss/(profit) on disposal of financial investments available for sale		74	42	(87)
Amortisation of premiums and discounts		(125)	(65)	(12)
Change in prepayments and accrued income		103	(18)	250
Change in accruals and deferred income		81	37	(453)

		1	384	754

Change in deposits by central banks and banks		(6,993)	(27,895)	10,136
Change in customer accounts(1)		1,871	(9,784)	(24,507)
Change in loans and receivables to customers(2)		4,224	15,781	3,138
Change in NAMA senior bonds		2,395	886	–
Change in loans and receivables to banks		4,707	9,747	7,483
Change in trading portfolio financial assets/liabilities		33	(22)	81
Change in derivative financial instruments		(655)	593	189
Change in items in course of collection		4	34	(7)
Change in debt securities in issue		(4,765)	(2,783)	(11,280)
Change in other assets		186	(139)	112
Change in other liabilities		(49)	(36)	(1,276)
Effect of exchange translation and other adjustments(3)		(881)	(272)	(632)

Net cash outflow from operating assets and liabilities		77	(13,890)	(16,563)

Net cash outflow from operating activities before taxation		78	(13,506)	(15,809)
Taxation paid		42	15	(2)

Net cash outflow from operating activities		120	(13,491)	(15,811)
Investing activities (note a)		(617)	1,601	5,648
Financing activities (note b)		(160)	11,333	3,446

Change in cash and cash equivalents		(657)	(557)	(6,717)
Opening cash and cash equivalents		3,092	3,618	10,139
Effect of exchange translation adjustments		(1)	31	196

Closing cash and cash equivalents		2,434	3,092	3,618

Statement of cash flows – Allied Irish Banks, p.l.c. (continued) for the year ended 31 December 2012

	Notes	2012 € m	2011 € m		2010 € m

(a) Investing activities
Net cash outflow on acquisition of business combinations		–	(3,779)		–
Purchase of financial investments available for sale	l	(4,522)	(2,378)		(5,930)
Proceeds from sales and maturity of financial investments available for sale	l	4,320	8,251		8,939
Additions to property, plant and equipment	o	(32)	(16)		(21)
Disposal of property, plant and equipment		2	2		81
Additions to intangible assets	n	(68)	(31)		(23)
Disposal of intangible assets		–	–		1
Disposal of investment in associated undertakings		–	–		1,467
Investment in Group undertakings	m	(600)	(2,660	)(4)	(27)
Dividends received from subsidiary companies		264	2,205	(5)	1,118
Disposal/redemption of investment in businesses and subsidiaries		10	7		–
Dividends received from associated undertakings		9	–		43

Cash flows from investing activities		(617)	1,601		5,648

(b) Financing activities
Proceeds of issue of CCNs	v	–	1,600		–
Proceeds of issue of share capital to NPRFC	w	–	5,000		3,698
Capital contributions from the Minister for Finance and the NPRFC	z	–	6,054		–
Redemption of subordinated liabilities and other capital instruments		–	(1,089)		–
Cost of redemption of capital instruments		–	(9)		(5)
Interest paid on subordinated liabilities and other capital instruments		(160)	(223)		(247)

Cash flows from financing activities		(160)	11,333		3,446

(1)Includes deposits placed by the NTMA € 1,127 million (2011: € 27 million; 2010:Nil).

(2)Includes financial assets held for sale to NAMA and loans and receivables to customers within disposal groups and non-current assets held for sale.

(3)Included within the effect of exchange translation and other adjustments are amounts in respect of pension contributions of € 187 million (2011: € 73 million; 2010: € 293 million). In addition, included within this caption is a charge of € 146 million in respect of past service costs relating to the early retirement scheme; a credit of € 29 million in respect of a curtailment gain for voluntary severance employees; and a credit of € 160 million in respect of defined benefits, all of which are non-cash movements.

(4)Additions to investment in Group undertakings of € 600 million (2011: € 3,637 million) (note m) include non-cash transactions of Nil (2011: € 977 million in relation to investments in EBS Limited and Anglo Irish Bank Corporation (International) plc.

(5)Dividends include € 2,180 million from AIB European Investments Limited, which was the holding company of BZWBK. The proceeds of sale of BZWBK were remitted by AIB European Investments Limited to Allied Irish Banks, p.l.c. by way of dividend.

Statement of changes in equity – Allied Irish Banks, p.l.c.

for the year ended 31 December 2012

	Share capital	Share premium	Other equity interests	Capital reserves	Capital redemption reserves	Revaluation reserves	Available for sale securities reserves
	€ m	€ m	€ m	€ m	€ m	€ m	€ m

At 1 January 2012	5,170	4,926	–	2,011	3,958	15	(948)
Loss for the year	–	–	–	–	–	–	–
Other comprehensive income	–	–	–	–	–	(2)	1,217
Total comprehensive income for the year	–	–	–	–	–	(2)	1,217
Capital contributions	–	–	–	(247)	–	–	–
Reduction of capital (notes w and y)	–	(2,000)	–	–	(3,958)	–	–
Ordinary shares issued in lieu of dividend (note w)	36	(36)	–	–	–	–	–
Other movements	–	–	–	–	–	–	–

At 31 December 2012	5,206	2,890	–	1,764	–	13	269

	Cash flow hedging reserves	Revenue reserves	Foreign currency translation reserves	Treasury shares	Share based payments reserves	Total
	€ m	€ m	€ m	€ m	€ m	€ m

At 1 January 2012	122	(2,355)	(68)	(549)	36	12,318
Loss for the year	–	(1,418)	–	–	–	(1,418)
Other comprehensive income	(157)	(633)	(2)	–	–	423
Total comprehensive income for the year	(157)	(2,051)	(2)	–	–	(995)
Capital contributions	–	247	–	–	–	–
Reduction of capital (notes w and y)	–	5,958	–	–	–	–
Ordinary shares issued in lieu of dividend (note w)	–	–	–	–	–	–
Other movements	–	–	–	–	–	–

At 31 December 2012	(35)	1,799	(70)	(549)	36	11,323

	Share capital	Share premium	Other equity interests	Capital reserves		Capital redemption reserves	Revaluation reserves	Available for sale securities reserves
	€ m	€ m	€ m	€ m		€ m	€ m	€ m

At 1 January 2011	3,965	5,089	239	156		–	11	(997)
Loss for the year	–	–	–	–		–	–	–
Other comprehensive income	–	–	–	–		–	–	49
Total comprehensive income for the year	–	–	–	–		–	–	49
Capital contributions (notes y and z)	–	–	–	2,687		–	–	–
Ordinary shares issued in lieu of dividend (note w)	163	(163)	–	–		–	–	–
Issue of ordinary shares (note w)	5,000	–	–	–		–	–	–
Cancellation of deferred shares (notes w and y)	(3,958)	–	–	–		3,958	–	–
Redemption of capital instruments	–	–	(239)	–		–	–	–
Share based payments	–	–	–	–		–	–	–
Other movements	–	–	–	(832	)(1)	–	4	–

At 31 December 2011	5,170	4,926	–	2,011		3,958	15	(948)

	Cash flow hedging reserves	Revenue reserves	Foreign currency translation reserves	Treasury shares	Share based payments reserves	Total
	€ m	€ m	€ m	€ m	€ m	€ m

At 1 January 2011	376	(5,353)	(67)	(549)	42	2,912
Loss for the year	–	(3,674)	–	–	–	(3,674)
Other comprehensive income	(254)	(436)	(1)	–	–	(642)
Total comprehensive income for the year	(254)	(4,110)	(1)	–	–	(4,316)
Capital contributions (notes y and z)	–	6,054	–	–	–	8,741
Ordinary shares issued in lieu of dividend (note w)	–	–	–	–	–	–
Issue of ordinary shares (note w)	–	–	–	–	–	5,000
Cancellation of deferred shares (notes w and y)	–	–	–	–	–	–
Redemption of capital instruments	–	216	–	–	–	(23)
Share based payments	–	6	–	–	(6)	–
Other movements	–	832	–	–	–	4

At 31 December 2011	122	(2,355)	(68)	(549)	36	12,318

(1)See Parent company note ‘x’.

346

Notes to the financial statements – Allied Irish Banks, p.l.c.

Accounting Policies

The accounting policies adopted by Allied Irish Banks, p.l.c. are the same as those of the Group as set out on pages 193 to 217 where applicable.

a   Administrative expenses

	2012 € m	2011 € m	2010 € m

Personnel expenses:
Wages & salaries	630	610	565
Termination benefits(1)	230	–	–
Retirement benefits(2)	(146)	35	74
Social security costs	68	64	58
Other personnel expenses	7	(5)	(11)
	789	704	686
General and administrative expenses(3)	424	471	339

	1,213	1,175	1,025

(1)On 21 May 2012, AIB announced the specific terms of a voluntary severance programme which includes both an early retirement scheme and a voluntary severance scheme. At 31 December 2012, a provision of € 229 million has been made in respect of termination benefits arising from the voluntary severance programme. This amount comprises € 146 million in respect of past service costs relating to the early retirement scheme and € 112 million relating to the voluntary severance scheme (notes b and u) and a credit of € 29 million in respect of a pension curtailment gain. In addition, a provision of € 1 million has been made in respect of termination benefits in Allied Irish America.

(2)The amount comprises a credit of € 160 million relating to defined benefit expense (2011: charge of € 22 million; 2010: charge of € 61 million), a defined contribution expense of € 7 million (2011: € 6 million; 2010: € 6 million) and a long term disability payments expense of € 7 million (2011: € 7 million; 2010: € 7 million).

(3)Includes external costs relating to the transfer of financial instruments to NAMA that amounted to € 3 million (2011: € 28 million; 2010: € 21 million).

Notes to the financial statements – Allied Irish Banks, p.l.c.

b      Retirement benefits

AIB p.l.c operates a number of pension and retirement benefit schemes for employees, the majority of which are funded. These include both defined benefit and defined contribution schemes. The hybrid scheme includes elements of a defined benefit scheme and a defined contribution scheme.

Defined benefit schemes

Of the defined benefit schemes operated by AIB p.l.c., the most significant is the AIB Group Irish Pension Scheme (‘the Irish scheme’), further details of which are provided in the Group’s retirement benefits note (note 12).

Financial and mortality assumptions

The financial and mortality assumptions adopted in the preparation of these financial statements are the same as those adopted in the preparation of the Group’s financial statements. See note 12 for further details.

Sensitivity analysis for principal assumptions used to measure scheme liabilities

There are inherent uncertainties surrounding the financial assumptions adopted in calculating the actuarial valuation of the AIB p.l.c. pension schemes. A sensitivity analysis for the key assumptions for the Irish scheme is set out in the Group’s retirement benefits note (note 12).

Fair value of scheme assets

The following table sets out on a combined basis for all schemes, the fair value of the assets held by the schemes together with the long-term rate of return expected for each class of asset for AIB p.l.c.. The expected rates of return on individual asset classes were estimated using current and projected economic and market factors at the measurement date in consultation with the Group’s actuaries.

Under IAS 19 Employee Benefits (revised), which AIB p.l.c. will adopt from 1 January 2013, the expected return on assets is replaced with an interest cost on assets which is set equal to the discount rate at the measurement date.

	2012			2011

	Long term rate of return expected	Value	Scheme assets	Long term rate of return expected	Value	Scheme assets
	%	€ m	%	%	€ m	%

Equities	5.9	1,608	46	6.9	1,758	67
Bonds	2.8	884	25	3.1	469	18
Mortgage portfolio	5.0	570	16	–	–	–
Property	5.5	186	5	5.4	186	7
Cash/other	4.3	264	8	4.5	215	8

Total market value of assets	4.8	3,512	100	5.9	2,628	100
Actuarial value of liabilities of funded schemes		(4,191)			(3,389)

Deficit in the funded schemes		(679)(1)			(761)(1)
Unfunded deferred benefit obligation		(11)			(33)

Net pension deficit		(690)			(794)

(1)Of which € 673 million deficit relates to the Irish scheme and € 6 million deficit relates to other schemes (2011: € 754 million deficit relates to the Irish scheme; € 7 million deficit relates to other schemes).

At 31 December 2012, the pension scheme assets included AIB shares amounting to Nil (2011: Nil). Included in the actuarial value of the liabilities is an amount in respect of commitments to pay annual pensions amounting to € 104,234 (2011: € 109,813) in aggregate to a number of former directors or the spouses of deceased former directors.

Movement in defined benefit obligation during the year	2012 € m	2011 € m

Defined benefit obligation at beginning of year	3,422	3,046
Current service cost	62	55
Past service cost – Termination benefits	146	–
– Other	(218)	3
Interest cost	169	167
Contributions by employees	17	16
Actuarial losses	851	252
Benefits paid	(209)	(93)
Curtailment – Termination benefits	(29)	–
– Other	(8)	(26)
Translation adjustment on non-euro schemes	(1)	2

Defined benefit obligation at end of year	4,202	3,422

b   Retirement benefits (continued)

Movement in the scheme assets during the year	2012 € m		2011 € m

Fair value of scheme assets at beginning of year	2,628		2,704
Expected return(1)	165		174
Actuarial gains/(losses)	129		(248)
Contributions by employer	781	(2)	73
Contributions by employees	17		16
Benefits paid	(208)		(93)
Translation adjustment on non-euro schemes	–		2

Fair value of scheme assets at end of year	3,512		2,628

(1)Includes payment of pension levy.

(2)Includes the transfer to the Irish scheme of interests in an SPV owning loans and receivables previously transferred at fair value from the Group.

Amount recognised in the statement of comprehensive income	2012 € m		2011 € m	2010 € m

Actual return less expected return on pension scheme assets	129		(248)	73
Experience gains and losses on scheme liabilities	(10)		24	85
Changes in demographic and financial assumptions	(841	)(1)	(276)	(173)

Actuarial loss recognised	(722)		(500)	(15)
Deferred tax	89		64	3

Recognised in the statement of comprehensive income	(633)		(436)	(12)

(1)Principally due to reduction in discount rate and updating of mortality assumptions in 2012.

History of experience gains and losses	2012 € m	2011 € m	2010 € m	2009 € m	2008 € m

Difference between expected and actual return on scheme assets:
Amount	129	(248)	73	114	(1,208)
Percentage of scheme assets	4%	9%	3%	5%	62%
Experience gains and losses on scheme liabilities:
Amount	(10)	24	85	64	(54)
Percentage of scheme liabilities	0%	1%	3%	2%	2%
Total gross amount recognised in SOCI(1):
Amount	(722)	(500)	(15)	293	(812)
Percentage of scheme liabilities	17%	15%	1%	10%	27%

(1) Statement of comprehensive income.

Defined benefit pension schemes	2012 € m	2011 € m	2010 € m	2009 € m	2008 € m

Funded defined benefit obligation	4,191	3,389	2,990	2,777	2,928
Scheme assets	3,512	2,628	2,704	2,261	1,941

Deficit within funded schemes	679	761	286	516	987
Unfunded defined benefit obligation	11	33	56	49	48

Deficit within schemes	690	794	342	565	1,035

Defined contribution schemes

AIB p.l.c. operates a defined contribution (“DC”) scheme, further details of which are provided in the Group’s retirement benefits note (note 12). The total cost in respect of the DC scheme for 2012 was € 7 million (2011: € 6 million; 2010: € 6 million). The cost in respect of defined contributions is included in administrative expenses (note 10).

Long-term disability payments

AIB p.l.c. provides an additional benefit to employees who suffer prolonged periods of sickness. It provides for the partial replacement of income in event of illness or injury resulting in the employee’s long term absence from work. In 2012, AIB p.l.c. contributed € 7 million (2011: € 7 million; 2010: € 7 million) towards insuring this benefit. This amount is included in administrative expenses (note 10).

Notes to the financial statements – Allied Irish Banks, p.l.c.

c  Financial assets and financial liabilities held for sale to NAMA

The following table provides a movement analysis of loans and receivables held for sale to NAMA:

	Gross loans and receivables	Impairment provisions	Carrying value
	€ m	€ m	€ m

At 1 January 2011	712	(137)	575
Exchange translation adjustments	(1)	1	–
Transferred to NAMA during 2011	(573)	309	(264)
Reclassification in/out and other movements(1)	(138)	(139)	(277)
Impairment charge during 2011	–	(34)	(34)

At 31 December 2011	–	–	–

(1)Includes changes in eligible loans and receivables transferring during 2011, along with movements in the number of loans and receivables within the eligible pool.

There were no loans classified as held for sale or transferring to NAMA in 2012.

d  Disposal groups and non-current assets held for sale

At 31 December 2012, disposal groups and non-current assets held for sale comprise non-current assets and non-current liabilities held for sale. These mainly include loans and receivables, but also included within this caption is AIB’s investment in Aviva Life Holdings Ireland Limited (“ALH”).

Disposal groups and non-current assets/liabilities are shown as single line items in the statement of financial position with no re-presentation of comparatives. An analysis of the components of these single line items is set out below:

	2012			2011

	Assets € m	Liabilities € m		Assets € m	Liabilities € m

Loans and receivables(1):
Customers	353	–		1,122	–
Banks	–	–		7	–
	353	–		1,129	–
Associated undertakings(2)(3)	12	–		12	–
Other:
Repossessed assets	–	–		3	–
Equity investment at fair value through profit or loss(3)	196	–		–	–
AIB Investment Managers(4)	–	–		23	–
Other	–	–	(5)	2	1	(5)
	196	–		28	1

Total disposal groups and non-current assets held for sale	561	–		1,169	1

(1)Loans and receivables held for sale are net of provisions of € 122 million (31 December 2011: € 9 million) (note j).

(2)Associated undertakings include LaGuardia Hotel € 12 million at 31 December 2012 and ALH € 12 million at 31 December 2011.

(3)AIB’s investment in ALH is now held as an equity investment and has been designated as at fair value through profit or loss (note 35 to the consolidated financial statements).

(4)AIB Investment Managers was disposed of during 2012 resulting in a gain of € 2 million.

(5)Liabilities of Nil (31 December 2011: € 1 million) which relates to deposits from banks.

Further details of loans and receivables held for sale are set out in the Risk management section of this report.

e Trading portfolio financial assets	2012 € m	2011 € m

Debt securities:
Government securities	–	24
Bank eurobonds	–	6
Other debt securities	22	24
	22	54

Equity securities	2	2

	24	56

	2012 € m	2011 € m

Of which listed:
Debt securities	22	54
Equity securities	1	1
Of which unlisted:
Equity securities	1	1

	24	56

Notes to the financial statements – Allied Irish Banks, p.l.c.

f  Derivative financial instruments

Details of derivative transactions entered into and their purpose are described in note 27 to the consolidated financial statements.

The following table presents the notional principal amount together with the positive fair value of interest rate, exchange rate, equity and credit derivative contracts for 2012 and 2011.

	2012 € m	2011 € m

Interest rate contracts(1)
Notional principal amount	132,053	149,886
Positive fair value	2,576	2,888

Exchange rate contracts(1)
Notional principal amount	7,539	7,545
Positive fair value	71	45

Equity contracts(1)
Notional principal amount	3,833	3,962
Positive fair value	121	92

Credit derivatives(1)
Notional principal amount	114	216
Positive fair value	–	–

Total notional principal amount	143,539	161,609

Positive fair value	2,768	3,025

(1)Interest rate, exchange rate and credit derivative contracts are entered into for both hedging and trading purposes. Equity contracts are entered into for trading purposes only.

The following table analyses the notional principal amount and positive fair value of interest rate, exchange rate, equity and credit derivative contracts by residual maturity:

			Residual maturity

	< 1 year € m	1 < 5 years € m	5 years + € m	Total € m

2012
Notional principal amount	71,897	36,529	35,113	143,539
Positive fair value	463	1,270	1,035	2,768

			Residual maturity

	< 1 year € m	1 < 5 years € m	5 years + € m	Total € m

2011
Notional principal amount	77,779	41,766	42,064	161,609
Positive fair value	275	1,167	1,583	3,025

Allied Irish Banks, p.l.c. has the following concentration of exposures in respect of notional principal amount and positive fair value of interest rate, exchange rate, equity and credit derivative contracts. The concentrations are based primarily on the location of the office recording the transaction.

	Notional principal amount		Positive fair value

	2012 € m	2011 € m	2012 € m	2011 € m

Republic of Ireland	140,364	156,983	2,356	2,553
United Kingdom	2,571	3,321	377	413
United States of America	604	1,305	35	59
Rest of World	–	–	–	–

	143,539	161,609	2,768	3,025

f  Derivative financial instruments (continued)

The following table shows the notional principal amount and the fair value of derivative financial instruments analysed by product and purpose as at 31 December 2012 and 31 December 2011.

				2012				2011

	Notional	Fair value			Notional	Fair value
	principal	Assets		Liabilities	principal	Assets		Liabilities
	amount				amount
	€ m	€ m		€ m	€ m	€ m		€ m

Derivatives held for trading
Interest rate derivatives - over the counter (OTC)
Interest rate swaps	24,987	1,383		(1,623)	38,783	1,763		(1,944)
Cross-currency interest rate swaps	1,826	80		(68)	2,193	70		(115)
Forward rate agreements	–	–		–	1,122	1		(1)
Interest rate options	1,015	9		(9)	1,765	14		(11)
Total OTC interest rate contracts	27,828	1,472		(1,700)	43,863	1,848		(2,071)
Interest rate derivatives - exchange traded
Interest rate futures	124	–		–	4,605	–		–

Interest rate contracts total	27,952	1,472		(1,700)	48,468	1,848		(2,071)

Foreign exchange derivatives (OTC)
Foreign exchange contracts	7,320	69		(19)	7,279	41		(95)
Currency options bought and sold	219	2		(2)	266	4		(4)

Foreign exchange derivatives total	7,539	71		(21)	7,545	45		(99)

Equity derivatives (OTC)
Equity index options	3,833	121		(123)	3,962	92		(95)

Equity index contracts total	3,833	121		(123)	3,962	92		(95)

Credit derivatives (OTC)
Credit derivatives	69	–		(20)	171	–		(109)

Credit derivatives contracts total	69	–		(20)	171	–		(109)

Total trading contracts	39,393	1,664		(1,864)	60,146	1,985		(2,374)

Derivatives designated as fair value hedges (OTC)
Interest rate swaps	34,110	352		(732)	55,300	254		(656)
Cross currency interest rate swaps	–	–		–	–	–		–
Derivatives designated as cash flow hedges (OTC)
Interest rate swaps	67,621	729		(850)	40,083	773		(751)
Cross currency interest rate swaps	2,370	23		(94)	6,035	13		(279)
Currency swaps	–	–		–	–	–		–
Credit default swaps	45	–		(1)	45	–		(1)

Total hedging contracts	104,146	1,104		(1,677)	101,463	1,040		(1,687)

Total derivative financial instruments	143,539	2,768	(1)	(3,541)(2)	161,609	3,025	(1)	(4,061)	(2)

(1)Includes exposure to subsidiary undertakings of € 293 million (2011: € 356 million).

(2)Includes amounts due to subsidiary undertakings of € 485 million (2011: € 448 million).

Notes to the financial statements – Allied Irish Banks, p.l.c.

f  Derivative financial instruments (continued)

Cash flow hedges

The table below sets out the hedged cash flows which are expected to occur in the following periods:

	2012

	Within 1 year	Between 1 and 2 years	Between 2 and 5 years	More than 5 years	Total
	€ m	€ m	€ m	€ m	€ m

Forecast receivable cash flows	82	25	71	36	214
Forecast payable cash flows	18	16	78	41	153

					2011

	Within 1 year	Between 1	Between 2	More than	Total
		and 2 years	and 5 years	5 years
	€ m	€ m	€ m	€ m	€ m

Forecast receivable cash flows	218	59	133	60	470
Forecast payable cash flows	116	58	180	115	469

The table below set out the hedged cash flows, including amortisation of terminated cashflow hedges, which are expected to impact the income statement in the following periods:
	2012

	Within 1 year	Between 1	Between 2	More than	Total
		and 2 years	and 5 years	5 years
	€ m	€ m	€ m	€ m	€ m

Forecast receivable cash flows	82	25	71	36	214
Forecast payable cash flows	48	45	126	57	276

					2011

	Within 1 year	Between 1	Between 2	More than	Total
		and 2 years	and 5 years	5 years
	€ m	€ m	€ m	€ m	€ m

Forecast receivable cash flows	248	86	192	88	614
Forecast payable cash flows	116	58	180	116	470

g Loans and receivables to banks				2012 € m	2011 € m

Funds placed with central banks				89	405
Funds placed with other banks				31,199	35,627
Provision for impairment				(4)	(4)

				31,284	36,028

Of which:
Due from third parties				1,575	2,587
Due from subsidiary undertakings(1)				29,709	33,441
				31,284	36,028

Amounts include:
Reverse repurchase agreements				61	59

				2012	2011
Loans and receivables to banks by geographical area(2)				€ m	€ m

Republic of Ireland				29,530	31,894
United States of America				4	7
United Kingdom				1,750	4,125
Poland				–	2

				31,284	36,028

(1)Amounts due from subsidiary undertakings may include repurchase agreements.

(2)The classification of loans and receivables to banks by geographical area is based primarily on the location of the office recording the transaction.

Loans and receivables to banks include cash collateral of € 1,186 million (2011: € 1,838 million) placed with derivative counterparties in relation to net derivative positions (note f).

h Loans and receivables to customers	2012 € m	2011 € m

Loans and receivables to customers	47,559	50,964
Amounts receivable under finance leases and hire purchase contracts (note i)	456	521
Unquoted debt securities	224	786
Provisions for impairment (note j)	(11,005)	(10,197)

	37,234	42,074

Of which:
Due from third parties	25,343	30,206
Due from subsidiary undertakings(1)	11,891	11,868
	37,234	42,074

Of which repayable on demand or at short notice	24,195	19,410
Amounts include:
Due from associated undertakings	–	1

(1)Amounts due from subsidiary undertakings may include repurchase agreements.
i Amounts receivable under finance leases and hire purchase contracts The following balances principally comprise of leasing arrangements involving vehicles, plant, machinery and equipment.
	2012 € m	2011 € m

Gross receivables
Not later than 1 year	131	163
Later than one year and not later than 5 years	362	392
Later than 5 years	11	20

	504	575
Unearned future finance income	(50)	(56)
Deferred costs incurred on origination	2	2

Total	456	521

Present value of minimum payments analysed by residual maturity
Not later than 1 year	130	160
Later than one year and not later than 5 years	317	345
Later than 5 years	9	16

Present value of minimum payments	456	521

Provision for uncollectible minimum payments receivable(1)	104	104
Net investment in new business	155	158

(1)Included in the provisions for impairment on loans and receivables to customers (note j).

Notes to the financial statements – Allied Irish Banks, p.l.c.

j   Provisions for impairment on loans and receivables

The following table shows provisions for impairment on loans and receivables (both to banks and customers) and also includes loans and receivables within disposal groups and non-current assets held for sale. The classification of loans and receivables into corporate/commercial, residential mortgages, and other relates to classification used in the Group’s ratings tools and are explained in the ‘Risk management’ section of this report.

	2012

	Corporate/	Residential	Other	Total
	Commercial € m	mortgages € m	€ m	€ m

At 1 January 2012	9,367	174	669	10,210
Exchange translation adjustments	(4)	–	–	(4)
Transfers(1)	29	(17)	–	12
Charge against income statement	1,179	(6)	180	1,353
Amounts written off	(341)	(4)	(90)	(435)
Disposals	(6)	–	–	(6)
Recoveries of amounts written off in previous years	1	–	–	1

At 31 December 2012	10,225	147	759	11,131

Total provisions are split as follows:
Specific	9,672	125	695	10,492
IBNR	553	22	64	639

	10,225	147	759	11,131

Amounts include:
Loans and receivables to banks (note g)				4
Loans and receivables to customers (note h)				11,005
Loans and receivables of disposal groups and non-current assets held for sale (note d)				122

				11,131

(1)Includes transfers from provisions for liabilities and commitments.
	2011

	Corporate/	Residential	Other	Total
	Commercial € m	mortgages € m	€ m	€ m

At 1 January 2011	5,267	146	527	5,940
Exchange translation adjustments	14	1	–	15
Charge against income statement	4,929	143	234	5,306
Amounts written off	(536)	(10)	(92)	(638)
Recoveries of amounts written off in previous years	2	–	–	2
Provisions on loans and receivables transferred to NAMA	(309)	–	–	(309)
Provisions on mortgage business transferred to subsidiary	–	(106)	–	(106)

At 31 December 2011	9,367	174	669	10,210

Total provisions are split as follows:
Specific	8,144	109	516	8,769
IBNR	1,223	65	153	1,441

	9,367	174	669	10,210

Amounts include:
Loans and receivables to banks (note g)				4
Loans and receivables to customers (note h)				10,197
Loans and receivables of disposal groups and non-current assets held for sale (note d)				9

				10,210

k   NAMA senior bonds

During 2011 and 2010, AIB received NAMA senior bonds and NAMA subordinated bonds as consideration for loans and receivables transferred to NAMA.

The following table provides a movement analysis of the NAMA senior bonds:

	2012 € m	2011 € m

At 1 January	19,509	7,869
Purchased from Anglo Irish Bank Corporation	–	11,854
Additions	–	769
Net returns	(136)	(165)
Amortisation of discount	104	68
Repayments	(2,395)	(886)

At 31 December	17,082	19,509

l    Financial investments available for sale

The following table gives at 31 December 2012 and 31 December 2011, the carrying value (fair value) of financial investments available for sale by major classifications together with the unrealised gains and losses:

	2012

	Fair value	Unrealised	Unrealised	Net unrealised	Tax effect	Net
	€ m	gross gains € m	gross losses € m	gains/(losses) € m	€ m	after tax € m

Debt securities
Irish Government securities	7,172	496	(1)	495	(62)	433
Euro government securities	1,754	153	(4)	149	(18)	131
Non Euro government securities	666	95	–	95	(12)	83
Supranational banks and government agencies	1,682	55	–	55	(7)	48
Collateralised mortgage obligations	22	–	(6)	(6)	1	(5)
Other asset backed securities	920	1	(140)	(139)	17	(122)
Euro bank securities	2,195	50	(11)	39	(5)	34
Non Euro bank securities	126	3	–	3	–	3
Euro corporate securities	87	6	(3)	3	(1)	2
Non Euro corporate securities	193	17	–	17	(4)	13
Other investments	12	–	–	–	–	–

Total debt securities	14,829	876	(165)	711	(91)	620
Equity securities
Equity securities - NAMA subordinated bonds	45	–	–	–	–	–
Equity securities - other	56	4	(8)	(4)	1	(3)

Total financial investment available for sale	14,930	880	(173)	707	(90)	617

Notes to the financial statements – Allied Irish Banks, p.l.c.

l   Financial investments available for sale (continued)

	2011

	Fair value € m	Unrealised gross gains € m	Unrealised gross losses € m	Net unrealised gains/(losses) € m	Tax effect € m	Net after tax € m

Debt securities
Irish Government securities	4,861	–	(330)	(330)	41	(289)
Euro government securities	1,830	101	(62)	39	(5)	34
Non Euro government securities	696	95	(3)	92	(12)	80
Supranational banks and government agencies	1,147	10	(1)	9	(1)	8
Collateralised mortgage obligations	509	–	(12)	(12)	2	(10)
Other asset backed securities	1,210	–	(353)	(353)	44	(309)
Euro bank securities	2,054	15	(92)	(77)	10	(67)
Non Euro bank securities	424	4	(2)	2	–	2
Euro corporate securities	110	4	(6)	(2)	–	(2)
Non Euro corporate securities	279	15	(5)	10	(2)	8
Other investments	12	–	–	–	–	–

Total debt securities	13,132	244	(866)	(622)	77	(545)
Equity securities
Equity securities - NAMA subordinated bonds	127	–	–	–	–	–
Equity securities - other	77	5	(21)	(16)	3	(13)

Total financial investments available for sale	13,336	249	(887)	(638)	80	(558)

Available for sale financial investments with unrealised losses have been assessed for impairment based on the credit risk profile of the counterparties involved. Impairment losses on debt securities of Nil (2011: € 164 million) and € 79 million (2011: € 111 million) on equity securities have been recognised.

Analysis of movements in financial investments available for sale

	2012			2011

	Debt securities € m	Equity securities € m	Total € m	Debt securities € m	Equity securities € m	Total € m

At 1 January	13,132	204	13,336	19,082	237	19,319
Reclassification to disposal groups and non-current assets held for sale	–	(18)	(18)	–	–	–
Exchange translation adjustments	–	–	–	(13)	(1)	(14)
Purchases	4,516	6	4,522	2,321	57	2,378
Additions(1)	–	–	–	–	18	18
NAMA subordinated bonds - additions	–	–	–	–	14	14
Return of NAMA subordinated bonds	–	(3)	(3)	–	(3)	(3)
Sales	(2,249)	(24)	(2,273)	(3,903)	(34)	(3,937)
Maturities	(2,047)	–	(2,047)	(4,314)	–	(4,314)
Provisions for impairment	–	(79)	(79)	(164)	(111)	(275)
Amortisation of discounts net of premiums	21	–	21	(3)	–	(3)
Movement in unrealised gains	1,456	15	1,471	126	27	153

At 31 December	14,829	101	14,930	13,132	204	13,336

Of which:
Listed	14,817	53	14,870	13,120	48	13,168
Unlisted	12	48	60	12	156	168

	14,829	101	14,930	13,132	204	13,336

(1)Additions relate to transfers from loans and receivables arising from debt/equity restructures and other additions.

l    Financial investments available for sale (continued)

Debt securities analysed by remaining contractual maturity	2012 € m	2011 € m

Due within one year	798	2,007
After one year, but within five years	7,912	5,633
After five years, but within ten years	4,715	3,349
After ten years	1,404	2,143

	14,829	13,132

m Investments in Group undertakings	2012 € m	2011 € m

Equity
At 1 January	1,691	1,897
Additions(1)	600	3,637
Liquidations	(6)	(7)
Reclassification to disposal groups and non-current assets held for sale	–	(35)
Reversal of impairment/(impairment)	150	(3,801	)(2)

At 31 December	2,435	1,691

Subordinated debt
At 1 January	670	660
Redeemed	(370)	–
Exchange translation adjustments	–	10

At 31 December	300	670

Total	2,735	2,361

Of which:
Credit institutions	2.348	1,598
Other	387	763

Total – all unquoted	2,735	2,361

(1)In 2012, additions include € 400 million investment in EBS Limited and € 200 million investment in AIB Mortgage Bank. In 2011, additions relate to investments (cash) in subsidiaries of € 2,660 million, non-cash investments of € 742 million in EBS and € 235 million in Anglo IOM.

(2)An impairment charge of € 12 million was made for AIB Investment Managers Limited in 2011 which was classified as held for sale and not included here (note d).

The investments in Group undertakings are included in the financial statements on an historical cost basis.

Letters of financial support

Allied Irish Banks, p.l.c. has provided letters of financial support to the Board of Directors of the following subsidiaries: AIB Mortgage Bank; EBS Limited; AIB Group (UK) plc; AIB Holdings (NI) Limited and AIB UK Loan Management Limited.

Impairment losses reversed/recognised in Group undertakings

At both 31 December 2012 and 31 December 2011, the carrying value of investments in subsidiary undertakings of the parent company, Allied Irish Banks p.l.c., was reviewed for impairment in accordance with IAS 36 Impairment of assets. These impairment reviews were carried out for the purpose of the parent’s separate financial statements where the accounting policy is to carry investments in subsidiaries at cost less provisions for impairment.

During 2012 and 2011, there was a requirement for the parent company to inject additional capital into certain subsidiaries arising from further losses which had been incurred. This necessitated an impairment review in accordance with the methodology set out below as there were indications that impairment losses may have occurred.

In respect of each of the subsidiaries set out below, an impairment reversal/(impairment loss) was calculated by comparing its carrying value to the recoverable amount based on value-in-use calculations. Each subsidiary was determined to be a cash generating unit.

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

Notes to the financial statements – Allied Irish Banks, p.l.c.

m  Investments in Group undertakings (continued)

Impairment losses recognised in Group undertakings

The key assumptions used for determining value-in-use for each subsidiary are as follows:

AIB Mortgage Bank

During 2012, AIB invested a further € 200 million into AIB Mortgage Bank. Arising from this capital injection, AIB reviewed its investment for impairment. The recoverable amount of the investment was determined using cash flow projections based on financial plans approved by management and covering a three year period up to 31 December 2015 with a terminal growth rate of 2% applied into perpetuity. The forecast cash flows were discounted at a rate of 11%. Based on these assumptions, the carrying value of the investment is in line with the forecast cash flows. Therefore, no impairment loss has been recognised (2011: impairment loss of € 994 million).

The results of this valuation are sensitive to changes in the growth and discount rates. Increasing the discount rate to 12% and reducing the growth rate into perpetuity from 2015 to 1% would result in an impairment loss of € 161 million. If the discount rate was reduced to 10% and the growth rate increased to 3% from 2015, the impairment loss would reverse by € 294 million.

AIB Holdings (N.I.) Limited

The net asset value of AIB Holdings (N.I.) Limited is negative following the impairment in 2011 of its investment in AIB Group UK p.l.c.. Accordingly, the investment by Allied Irish Banks, p.l.c. in AIB Holdings (N.I) Limited was written down to Nil in 2011 arising from the negative asset value in this subsidiary. There was no change to the valuation in 2012 arising from the impairment review.

AIB UK Loan Management Limited

The carrying value of the investment in AIB UK Loan Management Limited was written down to Nil in 2011 as it is expected that the business will be wound up in the next twelve to twenty four months, with no residual value. This subsidiary received a capital injection of Stg£ 580 million in December 2011 which is available to cover forecasted losses in winding up the business.

EBS Limited (“EBS”)

100% of the share capital of EBS was acquired for a consideration of € 1 on 1 July 2011. The transaction was accounted for under the carrying value basis resulting in a capital contribution of € 742 million (see Parent company note ‘x’). This Day 1 capital contribution was recorded as an investment in the subsidiary in the books of Allied Irish Banks p.l.c..

During 2012, AIB invested € 400 million in this subsidiary. Impairment reviews were carried out both at 31 December 2012 and 31 December 2011. At 31 December 2012, the recoverable amount of the investment was determined using cash flow projections based on financial plans approved by management and covering a three year period up to 31 December 2015 with a terminal growth rate of 2% applied into perpetuity. The forecast cash flows have been discounted at a rate of 11%. Based on these assumptions, AIB reversed an impairment loss amounting to € 150 million in EBS Limited, which had been recognised in 2011. This impairment reversal arose from an appreciable increase in the carrying value of the subsidiary’s available for sale debt securities portfolio due to changed market conditions. At 31 December 2011, AIB recognised an impairment loss of € 1,042 million using the same methodology as in 2012.

The results of this valuation are sensitive to increases in the growth and decreases in the discount rate. If the discount rate was reduced to 10% and the growth rate increased to 3% from 2015, the impairment loss would reduce by a further € 164 million.

Principal subsidiary undertakings incorporated in the Republic of Ireland

Nature of business

AIB Mortgage Bank*	Issue of Mortgage Covered Securities
EBS Limited*	Mortgages and savings

*Group interest is held directly by Allied Irish Banks, p.l.c.

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

In March 2006, AIB Mortgage Bank launched a € 15 billion Mortgage Covered Securities Programme. The Programme was subsequently increased to € 20 billion in 2009.

360

m  Investments in Group undertakings (continued)

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

As at 31 December 2012, the total amount of principal outstanding in respect of mortgage covered securities issued was € 10.3 billion (2011: € 12.4 billion) of which € 3.3 billion was held by debt investors (2011: 2.8 billion), € 1 billion by Allied Irish Banks, p.l.c. (2011: € 3.2 billion) and € 6 billion was self issued to AIB Mortgage Bank (2011: € 6.4 billion). The bonds issued to Allied Irish Banks, p.l.c. and to AIB Mortgage Bank were held by the Central Bank of Ireland under sale and repurchase agreements at 31 December 2012 and 31 December 2011. At the same date, the total amount of principal outstanding in the covered assets pool including mortgage loans and cash was € 17.3 billion (2011: € 19.1 billion).

EBS Limited (“EBS”)

EBS, which is regulated by the Central Bank of Ireland, became a wholly owned subsidiary of Allied Irish Banks, p.l.c. on 1 July 2011. Prior to becoming part of AIB Group, EBS had traded as a building society for over 75 years. In May 2010, EBS was recapitalised by the Minister for Finance (‘the Minister’) in an amount of € 875 million, and, in March 2011, the Minister announced that EBS Building Society was to be merged with AIB Group to form one of the two ‘pillar banks’ in Ireland. Accordingly, on 1 July 2011, EBS Building Society underwent a demutualisation pursuant to an acquisition conversion scheme under the Building Societies Act 1989 (as amended), the effect of which was that the building society became a limited company and obtained a banking licence. The special investment shares that had been invested in EBS Building Society by the Irish Government converted into € 625 million of ordinary shares held by the Minister, who transferred the entire issued share capital (€ 625 million ordinary shares) in EBS to AIB on 1 July 2011. Under and in accordance with the Building Societies Act 1989 (as amended), on the conversion of EBS Building Society to EBS Limited, the business, property, rights and liabilities of EBS Building Society vested in EBS Limited. AIB operates EBS as a standalone, separately branded subsidiary of AIB with its own branch network. EBS will continue to operate as a mortgage and savings business.

EBS Group had consolidated total assets of € 16 billion as at 31 December 2012, EBS has a countrywide network of 82 outlets, comprising 14 branches, 42 tied branch agencies and 26 tied agencies in Ireland. EBS also has a direct telephone based distribution division, EBS Direct. EBS offers residential mortgages and savings products, together with life and property insurance on an agency basis. It had a 0.7 per cent. share of the retail savings market in 2012 and an 11 per cent. share of outstanding retail mortgage balances. At 31 December 2012, the Tier 1 and total capital ratios for EBS were 8.62 per cent. and 9.87 per cent., respectively.

In December 2007, EBS established Haven Mortgages Limited (‘Haven’), a wholly owned subsidiary focused on mortgage distribution through the intermediary market which, prior to 2005, had not been part of its target market. Haven is authorised by the Central Bank of Ireland as a retail credit firm under Part V of the Central Bank Act 1997 (as amended). Haven has its own board of directors and the autonomy to grow and establish its business around the needs of its customer (the intermediary). Haven offers a full range of prime mortgages.

In December 2008, EBS established EBS Mortgage Finance, a wholly owned subsidiary which is regulated by the Central Bank of Ireland. EBS Mortgage Finance is a designated mortgage credit institution for the purposes of the Asset Covered Securities Acts 2001 and 2007 (as amended) and also holds a banking licence. Its purpose is to issue Mortgage Covered Securities for the financing of loans secured on residential property in accordance with the Asset Covered Securities legislation. Such loans may be made directly by EBS Mortgage Finance or may be purchased from EBS and other members of the EBS Group or third parties. On 1 December 2008, 1 June 2009, 1 May 2010 and 1 November 2011, EBS transferred to EBS Mortgage Finance certain Irish residential loans and related security held by it and certain of its Irish residential loan business related to such loans and security. The aggregate book value of the Irish residential loans transferred was approximately € 3.41 billion in respect of the transfer on 1 December 2008; € 1.74 billion in respect of the transfer on 1 June 2009; € 803 million in respect of the transfer on 1 May 2010; and € 2.49 billion in respect of the transfer on 1 November 2011. As at 31 December 2012, the total amount of principal outstanding in the covered assets pool, including mortgage loans and cash was € 5.8 billion (2011: € 6.8 billion).

In December 2008, EBS Mortgage Finance launched a € 6 billion Mortgage Covered Securities Programme. As at 31 December 2012, the total amount of principal outstanding in respect of the mortgage covered securities issued was € 3.15 billion (2011: € 3.6 billion) of which € 0.05 billion was held by debt investors. The remaining € 3.1 billion was issued to EBS.

Notes to the financial statements – Allied Irish Banks, p.l.c.

m  Investments in Group undertakings (continued)

Principal subsidiary undertaking incorporated outside the Republic of Ireland

Nature of business

AIB Group (UK) p.l.c.	Banking and financial services
trading as First Trust Bank in Northern Ireland trading as Allied Irish Bank (GB) in Great Britain
Registered office: 4 Queen’s Square, Belfast, BT1 3DJ

The above subsidiary undertaking is a wholly-owned subsidiary of Allied Irish Banks, p.l.c.. The registered office is located in the principal country of operation. The issued share capital is denominated in ordinary shares.

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

AIB Capital Markets plc	Traprop Limited
AIB Corporate Banking Limited	Jonent Downs Limited
AIB Corporate Finance Limited	Skonac
AIB Holdings (Ireland) Limited	Skobar
AIB Finance Limited	Skodell
Allied Irish Leasing Limited	Skovale
AIB International Leasing Limited	Skopek
AIB Leasing Limited	Skobio
AIB Services Limited	Wallkav Limited
AIB Venture Capital Limited	Marro Properties Limited
Allied Combined Trust Limited	Ammonite Limited
Allied Irish Banks (Holdings & Investments) Limited	AIB Capital Exchange Offering 2009 Limited
Allied Irish Finance Limited	AIB European Investments Limited
Allied Irish Nominees Limited	P B Nominees Limited
Eyke Limited	Alibank Nominees Limited
First Venture Fund Limited	AIB Combined Leasing Limited
Hengram Limited	Radstock Limited
The Hire Purchase Company of Ireland Limited	Rushwood Holdings Limited
Blogram Limited	The Royal Bank of Ireland Limited
Sanditon Limited	The Munster and Leinster Bank Limited
S. & M. (Limerick) Limited	Mezzanine Management Limited
AIB International Finance	Fullplex Management Company Limited
AIB Investment Company	AIB Investment Services Limited
General Estates and Trust Company Limited	AIB Financial Services Limited
AIB Limited	AIB Insurance Services Limited
Commdec Limited	AIB 24 Hour Services Limited
Dohcar Limited	AIB Telephone Services Limited
Dohhen Limited	AIB Commercial Finance Limited
Kavwall Limited	AIB Debt Management Limited

m  Investments in Group undertakings (continued)

Acquisition of subsidiary

Included in the Group’s consolidated loans and receivables to customers is € 3,539 million (2011: € 3,899 million) of loans held through securitisation vehicles Emerald No.4, Emerald No.5 and Mespil 1 RMBS Limited. These were acquired by AIB as part of the acquisition of EBS Limited.

Emerald Mortgages No.4 plc

The total carrying amount of the original residential mortgages transferred by EBS Limited to Emerald Mortgages No.4 plc (‘Emerald 4’) as part of the securitisation amounts to € 1,500 million. The amount of transferred secured loans that the Group has recognised at 31 December 2012 is € 868 million. The carrying amount of the bonds issued by Emerald 4 to third party investors amounts to € 846 million. The carrying amount of the loan note in EBS issued to Emerald 4 amounts to € 872 million and is included within customer accounts (note r).

Emerald Mortgages No.5

The total carrying amount of original residential mortgages transferred by EBS Limited to Emerald Mortgages No.5 (‘Emerald 5’) as part of the securitisation amounts to € 2,500 million. The amount of transferred secured loans that the Group has recognised at 31 December 2012 is € 1,716 million. Bonds were issued by Emerald 5 to EBS but these are not shown in the Group’s financial statements, as these bonds are eliminated on consolidation.

Mespil 1 RMBS Limited (‘Mespil’)

The total carrying amount of secured loans that the Group has recognised as at 31 December 2012 is € 955 million in relation to the transfers from EBS Limited and Haven Mortgages Limited. The bonds issued by Mespil to EBS are not shown in the Group’s financial statements, as these bonds are eliminated on consolidation.

	2012			2011
n Intangible assets	Software € m	Other € m	Total € m	Software € m	Other € m	Total € m

Cost
At 1 January	532	3	535	562	3	565
Additions – internally generated	59	–	59	25	–	25
– externally purchased	9	–	9	6	–	6
Amounts written off(1)	–	–	–	(46)	–	(46)
Disposals	–	–	–	(15)	–	(15)

At 31 December	600	3	603	532	3	535

Amortisation/impairment
At 1 January	378	3	381	377	3	380
Amortisation for the year	52	–	52	59	–	59
Impairment for the year	2	–	2	3	–	3
Amounts written off(1)	–	–	–	(46)	–	(46)
Disposals	–	–	–	(15)	–	(15)

At 31 December	432	3	435	378	3	381

Net book value at 31 December	168	–	168	154	–	154

(1)Relates to assets which are no longer in use with a nil carrying value.

Internally generated intangible assets under construction amounted to: € 44 million (31 December 2011: € 30 million).

Internally generated software amounted to: € 300 million (31 December 2011: € 264 million).

Notes to the financial statements – Allied Irish Banks, p.l.c.

o  Property, plant and equipment

	Property			Equipment	Total

	Freehold € m	Long leasehold € m	Leasehold under 50 years € m	€ m	€ m

Cost
At 1 January 2012	125	85	84	407	701
Reclassifications	1	(1)	–	–	–
Additions	1	–	7	24	32
Disposals	(1)	–	(9)	(14)	(24)
Amounts written off(1)	–	–	(1)	(2)	(3)

At 31 December 2012	126	84	81	415	706

Depreciation/impairment

At 1 January 2012	31	20	48	324	423
Depreciation charge for the year	4	2	8	25	39
Impairment for the year	2	–	–	–	2
Disposals	–	–	(9)	(13)	(22)
Amounts written off(1)	–	–	(1)	(2)	(3)

At 31 December 2012	37	22	46	334	439

Net book value at 31 December 2012	89	62	35	81	267

	Property			Equipment	Total
	Freehold € m	Long leasehold € m	Leasehold under 50 years € m	€ m	€ m

Cost
At 1 January 2011	118	82	85	416	701
Reclassification from disposal groups and non-current assets held for sale	1	3	–	–	4
Additions	–	1	4	11	16
Transfer of business(2)	6	–	–	–	6
Disposals	–	(1)	(5)	(20)	(26)

At 31 December 2011	125	85	84	407	701

Depreciation/impairment

At 1 January 2011	26	19	46	315	406
Depreciation charge for the year	4	2	6	27	39
Transfer of business(2)	1	–	–	–	1
Disposals	–	(1)	(4)	(18)	(23)

At 31 December 2011	31	20	48	324	423

Net book value at 31 December 2011	94	65	36	83	278

(1)Relates to assets which are no longer in use with a Nil carrying value.

(2)Internal transfer from a subsidiary.

The net book value of property occupied by Allied Irish Banks, p.l.c. for its own activities was € 185 million (2011: € 195 million).

Property and equipment includes € 2 million for items in the course of construction (2011:Nil).

p Deferred taxation	2012 € m	2011 € m

Deferred tax assets:
Provision for impairment of loans and receivables	–	1
Available for sale securities	–	135
Retirement benefits	92	105
Temporary difference on provisions for future commitments in relation to the funding of Icarom plc (under Administration)	–	1
Cash flow hedges	8	–
Unutilised tax losses	2,800	2,513
Other	87	3

Total gross deferred tax assets	2,987	2,758

Deferred tax liabilities:
Cash flow hedges	–	(14)
Assets used in business	(15)	(6)
Available for sale securities	(41)	–

Total gross deferred tax liabilities	(56)	(20)

Net deferred tax assets	2,931	2,738

Represented on the balance sheet as follows:
Deferred tax assets	2,931	2,738

For each of the years ended 31 December 2012 and 2011, full provision has been made for capital allowances and other temporary differences.

Analysis of movements in deferred taxation	2012 € m	2011 € m

At 1 January	2,738	1,836
Exchange translation and other adjustments	–	(1)
Deferred tax through other comprehensive income	(66)	97
Income statement	259	806

At 31 December	2,931	2,738

Comments on the basis of recognition of deferred tax assets on unused tax losses are included in ‘Critical accounting policies and estimates’ on pages 46 and 47. Comments on the prospective regulatory capital treatment of deferred tax assets are included in ‘Risk factors’ on page 63.

At 31 December 2012, recognised deferred tax assets on tax losses and other temporary differences, net of deferred tax liabilities, totalled € 2,931 million (2011: € 2,738 million). The most significant tax losses arise in the Irish tax jurisdiction and their utilisation is dependent on future taxable profits.

Temporary differences recognised in other comprehensive income consist of deferred tax on available for sale securities, cash flow hedges and actuarial gains/losses on retirement benefit schemes. Temporary differences recognised in the income statement consist of provision for impairment of loans and receivables, amortised income, assets leased to customers, and assets used in the course of business.

Notes to the financial statements – Allied Irish Banks, p.l.c.

q Deposits by central banks and banks	2012 € m	2011 € m

Central banks
Securities sold under agreements to repurchase	19,760	26,966
Other borrowings	–	302
	19,760	27,268
Banks
Securities sold under agreements to repurchase	5,414	4,706
Other borrowings	14,215	14,176
	19,629	18,882

	39,389	46,150
Of which:
Due to third parties	25,752	32,675
Due to subsidiary undertakings(1)	13,637	13,475
	39,389	46,150
Amounts include:
Due to related party	–	–

(1)Amounts due to subsidiary undertakings may include repurchase agreements.

Details of AIB’s sale and repurchase activity are set out in note 55 to the Group’s financial statements.

Allied Irish Banks, p.l.c. has granted a floating charge over certain residential mortgage pools, the drawings against which were € 90 million at 31 December 2012 (2011: Nil).

Financial assets pledged under existing agreements to repurchase, and providing access to future funding facilities with central banks and banks are detailed in the following table:

	2012			2011
	Central	Banks	Total	Central	Banks	Total
	banks € m	€ m	€ m	banks € m	€ m	€ m

Total carrying value of financial assets pledged	22,984	6,807	29,791	32,832	5,350	38,182
Of which:
Government securities(1)	14,795	4,835	19,630	17,685	3,082	20,767
Other securities	8,189	1,972	10,161	15,147	2,268	17,415

(1)Includes NAMA senior bonds.

r Customer accounts	2012 € m	2011 € m

Current accounts	12,193	11,522
Demand deposits	6,312	6,332
Time deposits	30,246	28,920

	48,751	46,774

Of which:

Non-interest bearing current accounts
Domestic offices	11,633	10,147
Foreign offices	214	191
Interest bearing deposits, current accounts and short-term borrowings
Domestic offices	34,631	33,970
Foreign offices	2,273	2,466
	48,751	46,774

Of which:
Due to third parties	42,363	39,910
Due to subsidiary undertakings(1)	6,388	6,864
	48,751	46,774

Amounts include:
Due to associated undertakings	1,259	1,373

(1)Amounts due to subsidiary undertakings may include repurchase agreements.
s Debt securities in issue	2012 € m	2011 € m

Bonds and medium term notes:
European medium term note programme	5,142	9,689
Other debt securities in issue:
Commercial certificates of deposit	–	213

	5,142	9,902

t Other liabilities	2012 € m	2011 € m

Items in transit	20	28
Creditors	3	–
Future commitments in relation to the funding of Icarom(1)	–	11
Fair value of hedged liability positions	165	128
Other	332	249

	520	416

(1)Obligations to Icarom were fully satisfied at 31 December 2012.

Notes to the financial statements – Allied Irish Banks, p.l.c.

u	Provisions for liabilities and commitments

Voluntary severance programme

Details of the Group’s voluntary severance programme are set out in note 43 to the consolidated financial statements and these details apply equally to Allied Irish Banks, p.l.c..

Allied Irish Banks, p.l.c. expects that total past service costs arising under the terms of the early retirement scheme will ultimately amount to € 146 million, based on current best estimates (note b). This provision is included within pension scheme liabilities.

The cost of offering the voluntary severance scheme to eligible employees is estimated to amount to € 112 million of which € 35 million had been utilised at 31 December 2012. Therefore, a provision has been made amounting to € 77 million at 31 December 2012 which is based on Managements’ best estimate of the amount required to settle the additional costs expected to arise from the scheme.

These provisions, totalling € 258 million, have been netted with a curtailment gain of € 29 million and included in termination benefits under administrative expenses (note a) in the income statement.

Notes to the accounts – Allied Irish Banks, p.l.c.

u	Provisions for liabilities and commitments

	31 December 2012
	Liabilities and charges		NAMA(1) constructive obligation	NAMA(2) provisions	Onerous(3) contracts	Legal claims	Other(4) provisions	Voluntary severance scheme	Total
	€ m		€ m	€ m	€ m	€ m	€ m	€ m	€ m

At 1 January	24		–	298	6	5	103	–	436
Transfer out	(8)		–	–	–	–	–	–	(8)
Exchange translation adjustments	–		–	–	–	–	1	–	1
Amounts charged to income statement	10(5)		–	18(2)	6	1	54	112	201
Amounts released to income statement	(1)(5)		–	(88)(2)	(1)	(1)	(5)	–	(96)
Provisions utilised	(4)		–	(207)	(1)	–	(11)	(35)	(258)

At 31 December	21		–	21	10	5	142	77	276

	2011
	Liabilities and charges		NAMA(1) constructive obligation	NAMA(2) provisions	Onerous contracts	Legal claims	Other(2) provisions	Total

	€ m		€ m	€ m	€ m	€ m	€ m	€ m

At 1 January	17		293	–	3	4	69	386
Acquisition of subsidiary(6)	–		–	–	–	–	73	73
Amounts charged to income statement	17	(4)	–	298	5	1	39	360
Amounts released to income statement	–		(146)	–	(2)	–	(50)	(198)
Provisions utilised	(10)		(147)	–	–	–	(28)	(185)

At 31 December	24		–	298	6	5	103	436

The total provisions for liabilities and commitments expected to be settled within one year amount to € 230 million (31 December 2011 €408 million).

1)At 31 December 2010, the transfer in 2011 of certain loans to NAMA at a discount was deemed unavoidable, accordingly a provision of € 293 million being a constructive obligation was made for the expected discount.

(2)NAMA provisions represent amounts due to NAMA in respect of adjustments to transfers which had not been settled at 31 December 2011.   At 31 December 2012, € 88 million of this provision was released to the income statement. This followed the resolution with NAMA of certain issues relating to transfers which had taken place in earlier periods. In addition, € 18 million was charged to the income statement in respect of Section 93 claims i.e. new claims under the NAMA Act.

(3)Provisions for the unavoidable costs expected to arise from branch closures.

(4)Includes provisions for refunds to customers in respect of payment protection insurance, restructuring and reorganisation costs.

(5)Included in charge/(writeback) of provisions for liabilities and commitments in income statement.

(6)Relates to the acquisition of Anglo IOM.

369

Notes to the financial statements – Allied Irish Banks, p.l.c.

v	Subordinated liabilities and other capital instruments

All outstanding subordinated liabilities and other capital instruments of AIB Group are issued by Allied Irish Banks, p.l.c. and are detailed in note 44 to the consolidated financial statements.

w	Share capital

The share capital and share premium of Allied Irish Banks, p.l.c., are detailed in note 45 to the consolidated financial statements, all of which relates to Allied Irish Banks, p.l.c..

x	Capital reserves

	2012			2011

	Capital contribution reserves	Other capital reserves	Total	Capital contribution reserves	Other capital reserves	Total
	€ m	€ m	€ m	€ m	€ m	€ m

At 1 January	1,855	156	2,011	–	156	156
Capital contributions:
Anglo business transfer (note 22)*	–	–	–	1,498	–	1,498
EBS acquisition(1) (note 23)*	–	–	–	742	–	742
CCNs issuance (note v)	–	–	–	447	–	447
	–	–	–	2,687	–	2,687
Transfer to revenue reserves:
Anglo business transfer	(187)	–	(187)	(66)	–	(66)
EBS acquisition	–	–	–	(742)	–	(742)
CCNs issuance (note v)	(60)	–	(60)	(24)	–	(24)
	(247)	–	(247)	(832)	–	(832)

At 31 December	1,608	156	1,764	1,855	156	2,011

*To the consolidated financial statements

(1)The capital contribution is higher for Group than at Allied Irish Banks, p.l.c. level due to the elimination of negative mark to market on intercompany investments between Allied Irish Banks, p.l.c. and EBS.

The capital contributions are initially non-distributable but may become distributable as outlined in accounting policy number 28. The transfers to revenue reserves relate to the capital contributions being deemed distributable.

y	Capital redemption reserves

All capital redemption reserves are held by Allied Irish Banks p.l.c. and are detailed in note 50 to the consolidated financial statements.

z	Contributions from the Minister for Finance and the NPRFC

Capital contributions from the Minister for Finance and the NPRFC to Allied Irish Banks p.l.c. are detailed in note 51 to the consolidated financial statements.

aa   Memorandum items: contingent liabilities and commitments, and contingent assets

Allied Irish Banks, p.l.c. has given guarantees in respect of the liabilities of certain of its subsidiaries and has also given guarantees to the satisfaction of the relevant regulatory authorities for the protection of the depositors of certain of its banking subsidiaries in the various jurisdictions in which such subsidiaries operate (note m).

Details of contingent liabilities and commitments entered into by AIB Group are set out in note 53 to the consolidated financial statements.

The commentary on Legal proceedings, Contingent liability/contingent assets and Participation in TARGET 2 – Ireland, as set out in note 53 to the consolidated financial statements, applies also to Allied Irish Banks, p.l.c.

The following tables give the nominal or contract amounts of contingent liabilities and commitments for Allied Irish Banks, p.l.c.:

	Contract amount
	2012	2011
	€ m	€ m

Contingent liabilities - credit related
Guarantees and assets pledged as collateral security:
Guarantees and irrevocable letters of credit	761	1,218
Other contingent liabilities	334	357
	1,095	1,575
Commitments
Documentary credits and short-term trade-related transactions	16	17
Undrawn note issuance and revolving underwriting facilities	–	–
Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year(1)	6,144	6,255
1 year and over(2)	1,530	1,997
	7,690	8,269

	8,785	9,844

(1)An original maturity of up to and including 1 year or which may be cancelled at any time without notice.

(2)With an original maturity of more than 1 year.

	Contingent liabilities(1)		Commitments

	2012	2011	2012	2011
	€ m	€ m	€ m	€ m

Concentration of exposure
Republic of Ireland	848	1,073	7,517	7,859
United Kingdom	–	20	132	177
United States of America	247	475	41	185
Rest of the world	–	7	–	48

Total	1,095	1,575	7,690	8,269

(1)Included in exposures are amounts relating to Group subsidiaries of € 27 million (2011: € 50 million).

Masterscale grade

The credit ratings of contingent liabilities and commitments as at 31 December 2012 and 31 December 2011 are set out in the following table.

	2012	2011
	€ m	€ m

1 to 3	3,596	5,147
4 to 10	2,832	2,609
11 to 13	1,646	1,496
Unrated	711	592

	8,785	9,844

Notes to the financial statements – Allied Irish Banks, p.l.c.

ab   Transfer of financial assets

Allied Irish Banks, p.l.c. enters into transactions in the normal course of business in which it transfers previously recognised financial assets. Transferred financial assets may, in accordance with IAS 39 Financial Instruments: Recognition and Measurement:

(i)	continue to be recognised in their entirety; or
(ii)	be derecognised in their entirety but Allied Irish Banks, p.l.c. retains some continuing involvement.

The most common transactions where the transferred assets are not derecognised in their entirety are sale and repurchase agreements. Details of these transactions are set out in note 55 to the consolidated financial statements and apply equally to Allied Irish Banks, p.l.c..

(i)  Transferred financial assets not derecognised in their entirety

The following table sets out the carrying value of financial assets which did not qualify for derecognition and their associated financial liabilities:

2012
	Carrying		Carrying	Fair	Fair	Net
	amount of		amount of	value of	value of	position
	transferred		associated	transferred	associated
	assets		liabilities	assets	liabilities
				€ m	€ m	€ m

Sale and repurchase agreements	29,791	(1)	25,174	29,837	25,174	4,663

(1)Includes NAMA senior bonds.

(ii)	Transferred financial assets derecognised in their entirety but Allied Irish Banks, p.l.c. retains some continuing involvement

Allied Irish Banks, p.l.c. has a continuing involvement in transferred financial assets where it retains any of the risks and rewards of ownership of the transferred financial assets. Set out below are transactions in which Allied Irish Banks p.l.c. has a continuing involvement in financial assets transferred.

NAMA

Details in relation to the continuing involvement of assets transferred to NAMA by Allied Irish Banks, p.l.c. are set out in note 55 to the consolidated financial statements. The carrying value of assets transferred during 2010 and 2011 amounted to € 13,483 million, all of which were derecognised.

In 2012, Allied Irish Banks, p.l.c. recognised € 16 million (cumulative € 37 million) in the income statement for the servicing of all financial assets transferred to NAMA by the Group.

AIB Mortgage Bank

In 2011, Allied Irish Banks, p.l.c. transferred substantially all of its mortgage intermediary originated Irish residential loans, related security and related business of approximately € 4.2 billion to AIB Mortgage Bank.

Under an Outsourcing and Agency Agreement dated 8 February 2006, Allied Irish Banks, p.l.c., as Service Agent for AIB Mortgage Bank, originates residential mortgage loans through its retail branch network and intermediary channels in the Republic of Ireland, services the mortgage loans and provides treasury services in connection with financing, as well as a range of other support services. In 2012, Allied Irish Banks, p.l.c. recognised € 58 million (cumulative € 280 million) in the income statement for the provision of services under this agreement.

ac   Fair value of financial instruments

Details of the methodologies employed by AIB in measuring fair value are set out in note 56 to the consolidated financial statements.

Readers of these financial statements are advised to use caution when using the data in the following table to evaluate the financial position of Allied Irish Banks, p.l.c. or to make comparisons with other institutions. Fair value information is not provided for items that do not meet the definition of a financial instrument. These items include intangible assets such as the value of the branch network and the long-term relationships with depositors, premises and equipment and shareholders’ equity. These items are material and accordingly, the fair value information presented does not purport to represent, nor should it be construed to represent, the underlying value of the Company as a going concern at 31 December 2012.

		31 December 2012		31 December 2011
		Carrying	Fair	Carrying	Fair
		amount	value	amount	value
	Notes(1)	€ m	€ m	€ m	€ m

Financial assets
Cash and balances at central banks	a	1,076	1,076	1,067	1,067
Items in course of collection	a	95	95	100	100
Disposal groups and non-current assets held for sale	c	549	435	1,128	944
Trading portfolio financial assets	b	24	24	56	56
Derivative financial instruments	b	2,768	2,768	3,025	3,025
Loans and receivables to banks	d	31,284	31,337	36,028	36,081
Loans and receivables to customers	e	37,234	34,759	42,074	38,427
NAMA senior bonds	f	17,082	17,139	19,509	19,711
Financial investments available for sale	b	14,930	14,930	13,336	13,336
Fair value hedged asset positions	g	–	–	13	–

Financial liabilities
Deposits by central banks and banks	h	39,389	39,439	46,150	46,161
Customer accounts	h	48,751	49,238	46,774	47,096
Derivative financial instruments	b	3,541	3,541	4,061	4,061
Debt securities in issue	i	5,142	5,207	9,902	8,801
Subordinated liabilities and other capital instruments	i	1,271	1,650	1,209	1,120
Fair value hedged liability positions	g	165	–	128	–

(1)A description of the fair value methodologies is detailed in note 56 to the consolidated financial statements.

Notes to the financial statements – Allied Irish Banks, p.l.c.

ac   Fair value of financial instruments (continued)

Fair value hierarchy

The following table sets out, by financial instrument measured at fair value, the valuation methodologies(1) adopted in the financial statements as at 31 December 2012 and as at 31 December 2011.

	2012
	Level 1	Level 2	Level 3	Total
	€ m	€ m	€ m	€ m

Financial assets
Disposal groups and non-current assets held for sale	–	–	196	196
Trading portfolio financial assets	23	1	–	24
Derivative financial instruments	–	2,768	–	2,768
Financial investments available for sale – debt securities	14,753	64	12	14,829
– equity securities	53	1	47	101

	14,829	2,834	255	17,918

Financial liabilities
Derivative financial instruments	–	3,521	20	3,541

	–	3,521	20	3,541

	2011
	Level 1	Level 2	Level 3	Total
	€ m	€ m	€ m	€ m

Financial assets
Trading portfolio financial assets	50	6	–	56
Derivative financial instruments	–	3,025	–	3,025
Financial investments available for sale – debt securities	11,881	1,239	12	13,132
– equity securities	48	10	146	204

	11,979	4,280	158	16,417

Financial liabilities
Derivative financial instruments	–	3,952	109	4,061

	–	3,952	109	4,061

(1)Valuation methodologies in the fair value hierarchy:

(a)	Level 1 – financial assets and liabilities measured using quoted market prices (unadjusted).
(b)	Level 2 – financial assets and liabilities measured using valuation techniques which use observable market data.
(c)	Level 3 – financial assets and liabilities measured using valuation techniques which use unobservable market data.

ac   Fair value of financial instruments (continued)

Significant transfers between Level 1 and Level 2 of the fair value hierarchy

	2012			2011
	Trading	Debt	Total	Trading	Debt	Total
	portfolio	securities		portfolio	securities
Financial assets	€ m	€ m	€ m	€ m	€ m	€ m

Transfer into Level 1 from Level 2	–	908	908	–	61	61
Transfer into Level 2 from Level 1	–	–	–	–	178	178

Transfers into Level 1 from Level 2 occurred due to increased availability of reliable quoted market prices which were not previously available.

Reconciliation of balances in Level 3 of the fair value hierarchy

The following tables show a reconciliation from the beginning balances to the ending balances for the years ended 31 December 2012 and 31 December 2011 for fair value measurements in Level 3 of the fair value hierarchy:

	2012
	Financial assets					Financial liabilities
	Trading	Derivatives	AFS		Total	Derivatives	Total
	portfolio		Debt securities	Equity securities
	€ m	€ m	€ m	€ m	€ m	€ m	€ m

At 1 January 2012	–	–	12	146	158	109	109
Designated at fair value through profit or loss	–	–	–	196	196	–	–
Transfers out of level 3	–	–	–	(18)	(18)	–	–
Total gains or losses in:
Profit or loss	–	–	–	(78)	(78)	39	39
Other comprehensive income	–	–	–	–	–	–	–
Net NAMA subordinated bonds		–	–	(3)	(3)	–	–
Settlements	–	–	–	–	–	(128)	(128)

At 31 December 2012	–	–	12	243	255	20	20

Transfers out of Level 3 occurred because of increased observability in the market prices of these instruments.
	2011
	Financial assets					Financial liabilities
	Trading	Derivatives	AFS		Total	Derivatives	Total
	portfolio		Debt	Equity
			securities	securities
	€ m	€ m	€ m	€ m	€ m	€ m	€ m

At 1 January 2011	–	–	12	195	207	122	122
Transfers out of Level 3	–	–	–	–	–	(4)	(4)
Total gains or losses in:
Profit or loss	–	–	–	(106)	(106)	71	71
Other comprehensive income	–	–	–	51	51	3	3
Net NAMA subordinated bonds additions	–	–	–	11	11	–	–
Additions	–	–	–	18	18	–	–
Sales	–	–	–	(23)	(23)	–	–
Settlements	–	–	–	–	–	(83)	(83)

At 31 December 2011	–	–	12	146	158	109	109

Transfers out of Level 3 occurred because of increased observability in the market prices of these instruments.

Notes to the financial statements – Allied Irish Banks, p.l.c.

ac   Fair value of financial instruments (continued)

Losses included in profit or loss for the year in the previous tables are presented in the income statement and are recognised as:

	2012	2011
	€ m	€ m

Net trading loss	(39)	(71)
Provisions for impairment of financial investments available for sale	(78)	(106)

Total	(117)	(177)

Losses for the year included in the income statement relating to financial assets and liabilities held at the end of the year:
	2012	2011
	€ m	€ m

Net trading income	(6)	(50)
Provisions for impairment of financial investments available for sale	(78)	(106)

Total	(84)	(156)

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

	2012
	Level 3
	Effect on income statement		Effect on other comprehensive income
	Favourable	Unfavourable	Favourable	Unfavourable
	€ m	€ m	€ m	€ m

Classes of financial assets
Financial investments available for sale – debt securities	–	–	–	–
– equity securities	–	(45)	140	–

Total	–	(45)	140	–

Classes of financial liabilities
Derivative financial instruments	3	(3)	–	–

Total	3	(3)	–	–

In relation to the investment in ALH which is designated as an equity investment at fair value through profit or loss (and categorised as held for sale) this transaction was concluded in March 2013 (note 69 to the consolidated financial statements).

	2011
	Level 3
	Effect on income statement		Effect on other comprehensive income
	Favourable	Unfavourable	Favourable	Unfavourable
	€ m	€ m	€ m	€ m

Classes of financial assets
Financial investments available for sale – debt securities	–	–	–	–
– equity securities	–	–	233	(54)

Total	–	–	233	(54)

Classes of financial liabilities
Derivative financial instruments	58	(58)	–	–

Total	58	(58)	–	–

Day 1 gain or loss:

No difference existed between the fair value at initial recognition of financial instruments and the amount that was determined at that date using a valuation technique incorporating significant unobservable data.

ad   Classification and measurement of financial assets and financial liabilities

The following table analyses the carrying amounts of the financial assets and financial liabilities by category as defined in IAS 39 Financial Instruments: Recognition and Measurement and by statement of financial position heading.

	2012
	At fair value through profit and loss			At fair value through equity		At amortised cost		Total
	At fair value through profit and loss € m		Fair value hedge derivatives € m	Cashflow hedge derivatives € m	Available for sale securities € m	Loans and receivables € m	Other € m	€ m

Financial assets
Cash and balances at central banks	–		–	–	–	558	518(1)	1,076
Items in the course of collection	–		–	–	–	95	–	95
Disposal groups and non-current assets held for sale	196	(2)	–	–	–	353	–	549
Trading portfolio financial assets	24		–	–	–	–	–	24
Derivative financial instruments(3)	1,664		352	752	–	–	–	2,768
Loans and receivables to banks(4)	–		–	–	–	31,284	–	31,284
Loans and receivables to customers(5)	–		–	–	–	37,234	–	37,234
NAMA senior bonds	–		–	–	–	17,082	–	17,082
Financial investments available for sale	–		–	–	14,930	–	–	14,930
Other financial assets	–		–	–	–	–	418	418

	1,884		352	752	14,930	86,606	936	105,460

Financial liabilities
Deposits by central banks and banks(6)	–		–	–	–	–	39,389	39,389
Customer accounts(7)	–		–	–	–	–	48,751	48,751
Derivative financial instruments(8)	1,864		732	945	–	–	–	3,541
Debt securities in issue(9)	–		–	–	–	–	5,142	5,142
Subordinated liabilities and other capital instruments	–		–	–	–	–	1,271	1,271
Other financial liabilities	–		–	–	–	–	330	330

	1,864		732	945	–	–	94,883	98,424

Notes to the financial statements – Allied Irish Banks, p.l.c.

ad   Classification and measurement of financial assets and financial liabilities (continued)

	2011
	At fair value through profit and loss		At fair value through equity		At amortised cost
	Held for	Fair value	Cashflow	Available	Loans	Other	Total
	trading	hedge	hedge	for sale	and
		derivatives	derivatives	securities	receivables
	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Financial assets
Cash and balances at central banks	–	–	–	–	527	540(1)	1,067
Items in the course of collection	–	–	–	–	100	–	100
Disposal groups and non-current assets held for sale	–	–	–	–	1,129	–	1,129
Trading portfolio financial assets	56	–	–	–	–	–	56
Derivative financial instruments(3)	1,985	254	786	–	–	–	3,025
Loans and receivables to banks(4)	–	–	–	–	36,028	–	36,028
Loans and receivables to customers(5)	–	–	–	–	42,074	–	42,074
NAMA senior bonds	–	–	–	–	19,509	–	19,509
Financial investments available for sale	–	–	–	13,336	–	–	13,336
Other financial assets	–	–	–	–	–	600	600

	2,041	254	786	13,336	99,367	1,140	116,924

Financial liabilities
Deposits by central banks and banks(6)	–	–	–	–	–	46,150	46,150
Customer accounts(7)	–	–	–	–	–	46,774	46,774
Derivative financial instruments(8)	2,374	656	1,031	–	–	–	4,061
Debt securities in issue(9)	–	–	–	–	–	9,902	9,902
Subordinated liabilities and other capital instruments	–	–	–	–	–	1,209	1,209
Other financial liabilities	–	–	–	–	–	240	240

	2,374	656	1,031	–	–	104,275	108,336

(1)Comprises cash on hand.

(2)Designated on initial recognition as at fair value through profit or loss. All other financial assets/financial liabilities in this column are held for trading.

(3)Includes exposure to subsidiary undertakings of € 293 million (2011: € 356 million).

(4)Includes exposure to subsidiary undertakings of € 29,709 million (2011: € 33,441 million).

(5)Includes exposure to subsidiary undertakings of € 11,891 million (2011: € 11,868 million).

(6)Includes amounts due to subsidiary undertakings of € 13,637 million (2011: € 13,475 million).

(7)Includes amounts due to subsidiary undertakings of € 6,388 million (2011: € 6,864 million).

(8)Includes amounts due to subsidiary undertakings of € 485 million (2011: € 448 million).

(9)Includes amounts due to subsidiary undertakings of € 46 million (2011:€ 47 million).

ae  Statement of cash flows

Analysis of cash and cash equivalents

For the purpose of the statement of cash flows, cash equivalents comprise the following balances with less than three months maturity from the date of acquisition:

	2012 € m	2011 € m	2010 € m

Cash and balances at central banks	1,076	1,067	2,007
Loans and receivables to banks	1,358	2,025	1,611

	2,434	3,092	3,618

af   Financial assets and financial liabilities by contractual residual maturity

	2012
	Repayable	3 months or less	1 year or less	5 years or less	Over	Total
	on demand	but not repayable	but over	but over	5 years
		on demand	3 months	1 year
	€ m	€ m	€ m	€ m	€ m	€ m

Financial assets
Financial assets of disposal groups(1)(3)	237	–	17	26	195	475
Trading portfolio financial assets(1)	–	2	–	15	5	22
Derivative financial instruments(2)	–	202	261	1,270	1,035	2,768
Loans and receivables to banks(3)	16,794	5,373	1,140	7,734	247	31,288
Loans and receivables to customers(3)	24,195	5,326	3,540	5,224	10,031	48,316
NAMA senior bonds(4)	–	17,082	–	–	–	17,082
Financial investments available for sale(1)	4	157	637	7,912	6,119	14,829
Other financial assets	–	418	–	–	–	418

	41,230	28,560	5,595	22,181	17,632	115,198

Financial liabilities
Deposits by central banks and banks	7,179	17,973	2,219	11,948	70	39,389
Customer accounts	21,653	16,326	8,343	2,412	17	48,751
Derivative financial instruments(2)	–	171	223	1,266	1,881	3,541
Debt securities in issue(5)	–	2,368	–	2,774	–	5,142
Subordinated liabilities and other capital instruments	–	–	–	1,237	34	1,271
Other financial liabilities	330	–	–	–	–	330

	29,162	36,838	10,785	19,637	2,002	98,424

	2011
	Repayable	3 months or less	1 year or less	5 years or less	Over	Total
	on demand	but not repayable	but over	but over	5 years
		on demand	3 months	1 year
	€ m	€ m	€ m	€ m	€ m	€ m

Financial assets
Financial assets of disposal groups(1)(3)	5	26	212	671	215	1,129
Trading portfolio financial assets(1)	–	8	–	35	11	54
Derivative financial instruments(2)	–	96	179	1,167	1,583	3,025
Loans and receivables to banks(3)	15,607	7,804	2,515	9,824	282	36,032
Loans and receivables to customers(3)	19,410	5,439	5,074	9,978	12,460	52,361
NAMA senior bonds(4)	–	19,509	–	–	–	19,509
Financial investments available for sale(1)	–	1,018	989	5,633	5,492	13,132
Other financial assets	2	598	–	–	–	600

	35,024	34,498	8,969	27,308	20,043	125,842

Financial liabilities
Deposits by central banks and banks	6,136	33,344	2,477	4,141	52	46,150
Customer accounts	21,801	14,096	5,791	4,601	485	46,774
Derivative financial instruments(2)	–	405	272	1,017	2,367	4,061
Debt securities in issue(5)	–	2,091	2,638	5,173	–	9,902
Subordinated liabilities and other capital instruments	–	–	7	1,177	25	1,209
Other financial liabilities	240	–	–	–	–	240

	28,177	49,936	11,185	16,109	2,929	108,336

(1)Excluding equity shares.

(2)Shown by maturity date of contract.

(3)Shown gross of provisions for impairment and unearned income.

(4))New notes will be issued at each maturity date, with the next maturity date being 1 March 2013. Upon maturity, the issuer has the option to settle in cash or issue new notes and to date has issued new notes.

(5)Includes € 46 million issued to subsidiary companies in both 2012 and 2011.

The balances shown above for Allied Irish Banks, p.l.c. include exposures to subsidiary undertakings.

Notes to the financial statements – Allied Irish Banks, p.l.c.

af   Financial assets and financial liabilities by contractual residual maturity (continued)

Financial liabilities by undiscounted contractual maturity - contingent liabilities and commitments

The undiscounted cash flows potentially payable under guarantees and similar contracts, included below within contingent liabilities, are classified on the basis of the earliest date they can be called. The Company is only called upon to satisfy a guarantee when the guaranteed party fails to meet its obligations. The Company expects that most guarantees it provides will expire unused.

The Company have given commitments to provide funds to customers under undrawn facilities. The undiscounted cash flows have been classified on the basis of the earliest date that the facility can be drawn. The Company does not expect all facilities to be drawn, and some may lapse before drawdown.

	2012
	Payable on	3 months or less	1 year or less	5 years or less	Over	Total
	demand	but not repayable	but over	but over	5 years
		on demand	3 months	1 year
	€ m	€ m	€ m	€ m	€ m	€ m

Contingent liabilities(1)	1,095	–	–	–	–	1,095
Commitments	7,690	–	–	–	–	7,690

	8,785	–	–	–	–	8,785

	2011
	Payable on	3 months or less	1 year or less	5 years or less	Over	Total
	demand	but not repayable	but over	but over	5 years
		on demand	3 months	1 year
	€ m	€ m	€ m	€ m	€ m	€ m

Contingent liabilities(1)	1,575	–	–	–	–	1,575
Commitments	8,269	–	–	–	–	8,269

	9,844	–	–	–	–	9,844

(1)Included in exposure are amounts relating to Group subsidiaries of € 27 million (2011: € 50 million).

ag  Related party transactions

Related parties of Allied Irish Banks, p.l.c. (“AIB”) include subsidiary undertakings, associate undertakings and joint undertakings, post-employment benefits, Key Management Personnel and connected parties. The Irish Government is also considered a related party by virtue of its effective control of AIB. Related party transactions are detailed in note 63 to the consolidated financial statements.

ah  Commitments

	2012	2011
Capital expenditure	€ m	€ m

Estimated outstanding commitments for capital expenditure not provided for in the financial statements	7	11
Capital expenditure authorised but not yet contracted for	29	39

Operating lease rentals

The total of future minimum lease payments under non-cancellable operating leases are set out in the following table.

	2012	2011
	€ m	€ m

One year	66	69
One to two years	63	62
Two to three years	62	59
Three to four years	55	59
Four to five years	35	52
Over five years	149	173

Total	430	474

Operating lease payments recognised as an expense for the year were € 67 million (2011: €60 million). Sublease income amounted to Nil (2011: Nil). Included in the lease payments is €41 million (2011: €42 million) paid to other Group subsidiaries. Future minimum lease payments due to subsidiaries of Allied Irish Banks, p.l.c. amount to € 180 million excluding VAT (2011: € 229 million excluding VAT) and are included in the total of € 430 million in 2012 (2011: €474 million).

Details of the sale and leaseback arrangements of AIB Group are set out in note 14 to the consolidated financial statements.

380

Statement of Directors’ responsibilities in relation to the Accounts

The following statement, which should be read in conjunction with the statement of Auditors’ responsibilities set out with their Audit Report, is made with a view to distinguish for shareholders the respective responsibilities of the Directors and of the Auditor in relation to the accounts.

The Directors are responsible for preparing the Annual Report and the Group and Company financial statements, in accordance with applicable law and regulations.

Company law requires the Directors to prepare Group and Company financial statements for each financial year. Under that law, the directors are required to prepare the Group financial statements in accordance with IFRSs as adopted by the EU and have elected to prepare the Company financial statements in accordance with IFRSs as adopted by the EU and as applied in accordance with the provisions of the Companies Acts, 1963 to 2012. The Directors have also elected to prepare the Group accounts in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”).

The Group and Company financial statements are required by law and IFRSs as adopted by the EU to present fairly the financial position and performance of the Group and Company; the Companies Acts, 1963 to 2012 provide in relation to such financial statements that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation.

In preparing each of the Group and Company financial statements, the Directors are required to:

–	select suitable accounting policies and then apply them consistently;
–	make judgements and estimates that are reasonable and prudent;
–	State that the financial statements comply with IFRS as adopted by the EU and IFRS issued by the IASB; and
–	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and Company will continue in business.

The Directors are responsible for keeping proper books of account that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that its financial statements comply with the Companies Acts, 1963 to 2012. They are also responsible for taking such steps as are reasonably open to them to safeguard the assets of the Group and Company and to prevent and detect fraud and other irregularities. Under applicable law, the Directors are also responsible for preparing a Directors’ Report and reports relating to directors’ remuneration and corporate governance that comply with that law and Enterprise Securities Market (“ESM”) Rules.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company’s website. Legislation in Ireland governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

The Directors that are listed on page 168 to 170 confirm, to the best of their knowledge and belief, that:

–	the Group financial statements, prepared in accordance with IFRS as issued by the IASB and as adopted by the EU, give a true and fair view, in accordance with IFRSs as issued by the IASB and as adopted by the EU, of the state of the Group’s affairs as at 31 December 2012 and of its loss for the year then ended;
–	the Company financial statements, prepared in accordance with IFRS as adopted by the EU, give a true and fair view, in accordance with IFRSs as adopted by the EU, of the state of the Company’s affairs as at 31 December 2012 and of its loss for the year then ended; and
–	the Directors’ report and the Financial Review and Risk Management sections, contained in the Annual Report includes a fair review of the development and performance of the business and the financial position of the Group, together with a description of the principal risks and uncertainties faced by the Group.

On behalf of the Board

David Hodgkinson	David Duffy
Chairman	Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Members and Board of Directors of Allied Irish Banks, p.l.c.:

We have audited the accompanying consolidated statements of financial position of Allied Irish Banks, p.l.c. and subsidiaries (“the Company”) as at 31 December 2012 and 2011, and the related consolidated statements of income, consolidated statements of changes in equity, consolidated statements of comprehensive income and consolidated statements of cash flows and related notes for each of the years in the three-year period ended 31 December 2012, including the disclosures marked as “forms an integral part of the financial statements” in the ‘Risk Management’ section on pages 57 to 166, the “Accounting Policies” section on pages 193 to 217. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Allied Irish Banks, p.l.c. and subsidiaries as at 31 December 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended 31 December 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and International Financial Reporting Standards as adopted by the EU.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Allied Irish Banks, p.l.c.’s internal control over financial reporting as at 31 December 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organisations of Treadway Commission (“COSO”), and our report dated 23 April 2013 expressed an unqualified opinion on the effectiveness of Allied Irish Banks, p.l.c.’s internal control over financial reporting

Chartered Accountants

Dublin, Ireland

23 April 2013

Report of Independent Registered Public Accounting Firm (continued)

To the Members and Board of Directors of Allied Irish Banks, p.l.c.:

We have audited Allied Irish Banks, p.l.c.’s (“the Company”) internal control over financial reporting as at 31 December 2012, based on criteria established in “Internal Control - Integrated Framework” by the Committee of Sponsoring Organisations of the Treadway Commission (“COSO”). Allied Irish Banks, p.l.c.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Managements’ Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluation the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made in accordance with authorisations of management and directors of the company; and (3) use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may be become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Allied Irish Banks, p.l.c. maintained, in all material respects, effective internal control over financial reporting as at 31 December 2012, based on criteria in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organisations of Treadway Commission (“COSO”).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Allied Irish Banks, p.l.c. and its subsidiaries as at 31 December 2012 and 2011, and related consolidated statements of income, consolidated statements of changes in equity, consolidated statements of cash flows, consolidated statements of comprehensive income and the related notes to the financial statements, for each of the years in the three-year period ended 31 December 2012 and our report dated 23 April 2013 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants,

Dublin, Ireland

23 April 2013

Additional information

Schedule to Report of the Directors

Information required to be contained in the Directors’ Annual Report by the European Communities (Takeover Bids (Directive 2004/25/EC)) Regulations 2006.

As required by these Regulations, the information contained below represents the position as of 31 December 2012.

Capital Structure

The authorised share capital of the Company is € 11,092,752,297 divided into 702,000,000,000 Ordinary Shares of € 0.01 each (‘Ordinary Shares’), 3,500,000,000 2009 Non-Cumulative Preference Shares of €0.01 each (‘2009 Preference Shares’) and 403,775,229,679 Deferred Shares of € 0.01 each (‘Deferred Shares’). The issued share capital of the company is 517,152,776,363 Ordinary Shares and 3,500,000,000 2009 Preference Shares.

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

Rights and Obligations of Each Class of Share

The Rights and Obligations of the Ordinary Shares and the 2009 Preference Shares are contained in a summary of the Memorandum and Articles of Association on pages 388 to 394.

Percentage of Total Share Capital Represented by Each Class of Share

The Ordinary Shares represent approximately 63% of the authorised share capital and approximately 99.3% of the issued share capital of the Company. The 2009 Preference Shares represent approximately 0.3% of the authorised share capital and approximately 0.7% of the issued share capital of the Company. The Deferred Shares represents approximately 36.4% of the authorised share capital none of which is in issue.

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
(iii)	in the case of a single transfer of shares which is in favour of more than four persons jointly.
–	Ordinary Shares held in certificated form are transferable upon production to the Company’s Registrars of the Original Share certificate and the usual form of stock transfer duly executed by the holder of the shares.
–	Shares held in uncertificated form are transferable in accordance with the rules or conditions imposed by the operator of the relevant system which enables title to the Ordinary Shares to be evidenced and transferred without a written instrument and in accordance with the Companies Act 1990 (Uncertificated Securities) Regulations 1996.
–	The rights attaching to Ordinary Shares remain with the transferor until the name of the transferee has been entered on the Register of Members of the Company.
(b)	2009 Preference Shares are freely transferable provided that the minimum number of 2009 Preference Shares transferred to any one person is not less than 50,000.

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

Rules Concerning the Appointment and Replacement of Directors of the Company

–	Other than in the case of a casual vacancy, Directors are appointed on a resolution of the shareholders at a general meeting, usually the Annual General Meeting.
–	No person, other than a Director retiring at a general meeting is eligible for appointment as a Director without a recommendation by the Directors for that person’s appointment unless, not less than forty-two days before the date of the general meeting, written notice by a shareholder, duly qualified to be present and vote at the meeting, of the intention to propose the person for appointment and notice in writing signed by the person to be proposed of willingness to act, if so appointed, shall have been given to the Company.
–	A shareholder may not propose himself or herself for appointment as a Director.
–	The Directors have power to fill a casual vacancy or to appoint an additional Director (within the maximum number of Directors fixed by the Company in general meeting) and any Director so appointed holds office only until the conclusion of the next Annual General Meeting following his appointment, when the Director concerned shall retire, but shall be eligible for reappointment at that meeting.
–	One third of the Directors for the time being (or if their number is not three or a multiple of three, not less than one third), are obliged to retire from office at each Annual General Meeting on the basis of the Directors who have been longest in office since their last appointment. While not obliged to do so, the Directors have, in recent years, adopted the practice of all (wishing to continue in office) offering themselves for re-election at the Annual General Meeting.
–	A person is disqualified from being a Director, and their office as a Director ipso facto vacated, in any of the following circumstances:
–	if at any time the person has been adjudged bankrupt or has made any arrangement or composition with his or her creditors generally;
–	if found to be mentally disordered in accordance with law;
–	if the person be prohibited or restricted by law from being a Director;
–	if, without prior leave of the Directors, he or she be absent from meetings of the Directors for six successive months (without an alternate attending) and the Directors resolve that his or her office be vacated on that account;
–	if, unless the Directors or a court otherwise determine, he or she be convicted of an indictable offence;
–	except in the case of a Government Appointee, if he or she be requested, by resolution of the Directors, to resign his or her office as Director on foot of a unanimous resolution (excluding the vote of the Director concerned) passed at a specially convened meeting at which every Director is present (or represented by an alternate) and of which not less than seven days’ written notice of the intention to move the resolution and specifying the grounds therefore, has been given to the Director;
–	except in the case of a Government Appointee, if he or she has reached an age specified by the Directors as being that at which that person may not be appointed a Director or, being already a Director, is required to relinquish office and a Director who reaches the specified age continues in office until the last day of the year in which he or she reaches that age; or
–	in the case of a Government Appointee, if removed from office by the Government Preference Shareholder pursuant to the Articles of Association.

Rules Concerning the Appointment and Replacement of Directors of the Company (continued)

–	In addition, the office of Director is vacated, subject to any right of appointment or reappointment under the Articles, if:
–	not being a Director holding for a fixed term an executive office in his or her capacity as a Director, he or she resigns their office by a written notice given to the Company; or
–	being the holder of an executive office other than for a fixed term, the Director ceases to hold such executive office on retirement or otherwise; or
–	the Director tenders his or her resignation to the Directors and the Directors resolved to accept it; or
–	he or she ceases to be a Director pursuant to any provision of the Articles.
–	Notwithstanding anything in the Articles of Association or in any agreement between the Company and a Director, the Company may, by Ordinary Resolution of which extended notice has been given in accordance with the Companies Acts, remove any Director before the expiry of his or her period of office.
–	See note 63 to the consolidated financial statements regarding the power of the Minister for Finance to nominate such number of non executive directors equal to either (a) 25 per cent of the Directors when the total number of Directors is 15 or less or (b) 4 Directors where the total number of Directors is 16, 17 or 18.

The Powers of the Directors Including in Relation to the Issuing or Buying Back by the Company of its Shares

Under the Articles of Association, the business of the Company is to be managed by the Directors who may exercise all the powers of the Company subject to the provisions of the Companies Acts, the Memorandum and Articles of Association of the Company and to any directions given by special resolution of a general meeting. The Articles of Association further provide that the Directors may make such arrangement as may be thought fit for the management, organisation and administration of the Company’s affairs including the appointment of such executive and administrative officers, managers and other agents as they consider appropriate and delegate to such persons (with such powers of sub-delegation as the Directors shall deem fit) such functions, powers and duties as the Directors may deem requisite or expedient.

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

Directors

Any Director who is in any way, whether directly or indirectly, interested in a contract or arrangement with AIB must declare his/her interest at a meeting of the Directors at which the question of entering into such contract/arrangement first arises, if his interest then exists, or in any other case at the first meeting of the Directors after he becomes so interested. The Articles of Association also require that a Director may not vote in respect of any such contract or arrangement or any other proposal whatsoever in which he has a material interest. Nothing in the Articles of Association will restrict a Government Appointee from participating fully in any meeting of the Directors or voting on any matter unless the Government Appointee has an interest in the matter which concerns him personally (for example, the fact that he or she was appointed by the Government Shareholder, the fact that a Government Preference Shareholder or a Government Body may have an interest in the matter or the fact that the matter relates to a matter that requires the consent of the Government Preference Shareholder shall not be regarded as giving rise to such an interest). Interests in shares or debentures or other securities of, or otherwise in or through, AIB are disregarded for the purpose. This prohibition on voting is disapplied in respect of resolutions concerning the following matters (amongst others):

–	where a Director is to be given security or indemnified in respect of money lent or obligations incurred by him for the benefit of AIB or any of its subsidiaries;
–	the giving of security or indemnifying a third party in respect of a debt or obligation of AIB or any of its subsidiaries for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;
–	any proposal concerning an offer of shares, debentures or securities of or by AIB or any of its subsidiaries in which a Director is interested as an underwriter or sub-underwriter;
–	regarding any proposal concerning any other company in which a Director is interested, directly or indirectly, provided that he does not hold or is not beneficially interested in 1% or more of any class of the equity share capital of that company (or of any third company through which his interest is derived) or of the voting rights available to members of the relevant company (any such interest being deemed for the purposes of this Article to be a material interest in all circumstances);
–	any proposal concerning the adoption, modification or operation of any superannuation fund or retirement benefits plan under which he might benefit and which has been approved by or is subject to and conditional upon approval by the Revenue Commissioners; and
–	relating to any other arrangement for the benefit of employees of AIB or any of its subsidiaries under which a Director benefits or stands to benefit in a similar manner as the employees concerned and which does not accord to any Director as such any privilege or advantage not generally accorded to the employees to whom the arrangement relates.

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

Rights and Obligations of Ordinary Shares

The following rights attach to the Ordinary Shares:

–	The right to receive duly declared dividends, in cash or, where offered by the Directors, by allotment of additional Ordinary Shares.
–	The right to attend and speak, in person or by proxy, at general meetings of the Company.
–	The right to vote, in person or by proxy, at general meetings of the Company having, in a vote taken by show of hands, one vote, and, on a poll, a vote for each Ordinary Share held.
–	The right to appoint a proxy, in the required form, to attend and/or vote at general meetings of the Company.
–	The right to receive, (by post or electronically), twenty-one days at least before the Annual General Meeting, a copy of the Directors’ and Auditors’ reports accompanied by (a) copies of the balance sheet, profit and loss account and other documents required by the Companies Acts to be annexed to the balance sheet or (b) such summary financial statements as may be permitted by the Companies Acts.
–	The right to receive notice of general meetings of the Company.
–	In a winding-up of the Company, and subject to payments of amounts due to creditors and to holders of shares ranking in priority to the Ordinary Shares, repayment of the capital paid up on the Ordinary Shares and a proportionate part of any surplus from the realisation of the assets of the Company.

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

Rights and Obligations of 2009 Preference Shares

The following rights attach to the 2009 Preference Shares:

–	The right to receive a non-cumulative cash dividend at a fixed rate of 8% of the subscription price per annum payable annually, at the discretion of the Directors, in arrears on each anniversary of the date of the issue of the shares.
–	The right to receive this dividend ranks
(a)	pari passu with other shares constituting core tier 1 capital (excluding the Ordinary Shares);
(b)	junior to certain other preferred securities; and
(c)	in priority to the Ordinary Shares.
–	In the event that a dividend on 2009 Preference Shares is not paid in cash, the right to receive a bonus issue of Ordinary Shares (‘Bonus Shares’) calculated by dividing the amount of the unpaid dividend by the average price of an Ordinary Share over the 30 trading days prior to the dividend payment date, subject to an adjustment in circumstances where the Bonus Shares are not issued on the dividend payment date.
–	Where the issue of Bonus Shares is deferred, the holders of 2009 Preference Shares are granted voting rights at general meetings of the Company equivalent to the voting rights that would have attached to the Bonus Shares if they had been issued on the relevant dividend payment date (‘Provisional Voting Rights’), provided:
(a)	these shall not be exercisable against any Directors’ resolution for the issue of core tier 1 securities to redeem or purchase all or any of the 2009 Preference Shares; or
(b)	on any resolution on any action by the Company in relation to ‘Preferred Securities’ as defined in the Memorandum and Articles of Association.

Additional information

–	The right to receive copies of the circulars to shareholders but not to attend, speak, vote at general meetings save while held by a Government Body and then only in the following circumstances and the following manner:
(a)	on a resolution seeking approval for a change of control of the Company or a sale of all or substantially all of its business; and
(b)	on a resolution to appoint, re-elect or remove directors.
–	Subject as provided below, on either of the foregoing resolutions (and while held by a Government Body) the right to cast a number of votes equal to 25% of all votes capable of being cast by shareholders (including the 2009 Preference Shareholder) on a poll at a general meeting of the Company.
–	If the NPRFC and Government Entities, through their holding of Ordinary Shares (or other securities issued in future), control 25% or more of the total voting rights, then the 2009 Preference Shares will carry no voting rights. If those entities, through their holding of Ordinary Shares (or other securities issued in future), control less than 25% of the total voting rights, then, in respect of resolutions to appoint, re-elect or remove directors and any resolution concerning a proposed change of control of AIB, the 2009 Preference Shares carry the right to “top-up” their total voting rights to 25% of the total voting rights, including the votes attaching to the 2009 Preference Shares.
–	In a winding up of the Company or a return of capital by the Company (other than a redemption or purchase of shares) the right to receive a repayment of the capital (including premium) paid up, rank as follows:
(a)	pari passu with the repayment of the paid up nominal value on Ordinary Shares;
(b)	in priority to the payment of any further amount on Ordinary Shares; and
(c)	junior to the repayment of capital on all other classes of shares that rank ahead of the Ordinary Shares.
–	The right while held by a Government Body to appoint directly either (a) 25 per cent of the Directors where the total number of Directors is 15 or less or (b) 4 Directors where the total number of Directors is 16, 17 or 18 (in either case including any Directors nominated by the Minister pursuant to the Government Guarantee Schemes).

Redemption of 2009 Preference Shares

–	will not be redeemable at the option of the holder.
–	may be redeemed or purchased, in whole or in part, at any time subject to the consent of Central Bank and that the redemption or purchase is made up of distributable profit and/or the proceeds of an issue of shares constituting core tier 1 capital.
–	redemption price for the first five years shall be € 1.00 per 2009 Preference Share, being the original subscription price including premium of each 2009 Preference Share. Thereafter, the redemption price of each 2009 Preference Share will be € 1.25, including premium.
–	shall be required to redeem all of the 2009 Preference Shares if there are less than 35,000,000 2009 Preference Shares in issue, subject to the Central Bank’s consent.
–	may redeem or purchase 2009 Preference Shares which are held by a Government Entity without being required to redeem or purchase any 2009 Preference Shares held by another person.
–	on redemption or purchase of 2009 Preference Shares, the Company will be required to issue any outstanding Bonus Shares.

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

Subject to any preferential or other special rights for the time being attached to any class of shares, the income to be distributed by way of dividend is to be applied in payment of dividends upon the shares of the Company in proportion to the amounts paid up thereon otherwise than in advance of calls.

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

No business may be transacted at any General Meeting unless a quorum is present at the time when the meeting proceeds to business. Ten members present in person and entitled to vote at such meeting constitutes a quorum. In the case of an Annual General Meeting or of a meeting for the passing of a Special Resolution or the appointment of a Director, twenty-one clear days’ notice at the least, and in any other case fourteen clear days’ notice at the least, needs to be given in writing in the manner provided for in the Articles to all the members (other than those who, under the provisions of the Articles or the conditions of issue of the shares held by them, are not entitled to receive the notice) and to the Auditors for the time being of the Company.

Variation of Class Rights

The rights, privileges, limitations or restrictions attached to the 2009 Preference Shares may be varied, altered or abrogated, either whilst the Company is a going concern or during or in contemplation of a winding up, with the written consent of the holders of not less than 66 2⁄3% in nominal value of such class of shares or with the sanction of a resolution passed at a class meeting of holders of such classes of shares provided that the holders of not less than 66 2⁄3% in nominal value of such class of shares vote in favour of such resolution.

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

Convening of General Meetings

AIB must hold a General Meeting in each year as its Annual General Meeting in addition to any other meetings in that year and no more than fifteen months may elapse between the date of one Annual General Meeting and that of the next. The Annual General Meeting will be held at such time and place as the Directors determine. All General Meetings other than Annual General Meetings, are called Extraordinary General Meetings. The Directors may at any time call an Extraordinary General Meeting. Extraordinary General Meetings shall also be convened by the Directors on the requisition of members holding, at the date of the requisition, not less than one-tenth of the paid up capital carrying the right to vote at General Meetings and in default of the Directors within twenty one clear days, convening such a meeting to be held within two months, the requisitionists (or more then half of them) may but only within three months themselves convene a meeting.

Disclosure of Share Ownership

Article 13(b) provides that the Directors may by notice in writing sent to any member require such member to inform the Company in writing not more than 14 days after service of the notice of the capacity in which such member holds any share otherwise than as beneficial owner to furnish in writing, so far as it is within the member’s knowledge, the name and address of the person on whose behalf the member holds such share or, such particulars as will enable or assist in the identification of such person and the nature of the interest of such person in such shares. Failure to respond to such notice within the prescribed period of time will result in the member not being entitled to attend meetings of the Company not to exercise the voting rights attached to such share, and, if the member holds 0.25% or more of the issued Ordinary shares of the Company, the Directors are entitled to withhold payment of any dividend payable on such shares and the member shall not be entitled to transfer such shares except by sale through a Stock Exchange to a bona fide unconnected third party.

Additional information

Material Contracts

The following are all the contracts (not being contracts entered into in the ordinary course of business) that have been entered into by members of the AIB Group: (i) within two years immediately preceding the date of this document which are, or may be, material to the Group; or (ii) at any time and contain obligations or entitlements which are, or may be, material to the Group as at the date of this document:

1	The Credit Institutions (Eligible Liabilities Guarantee) Scheme 2009 and the Eligible Liabilities Guarantee Scheme Agreements. On 20 January 2010, the Company and its subsidiaries, AIB Group (UK) p.l.c., AIB Bank (CI) Limited and Allied Irish Banks North America Inc. each executed an Eligible Liabilities Guarantee Scheme Agreement and on 21 January 2010 were each issued with a Participating Institution Certificate under the Eligible Liabilities Guarantee Scheme. EBS and AIB International Savings Limited (formerly Anglo Irish Bank Corporation (International) plc and which is an Isle of Man company that was acquired by AIB in February 2011), both also hold a Participating Institution Certificate under the Eligible Liabilities Guarantee Scheme.

2	Arrangements in relation to The National Pensions Reserve Fund Commission (“NPRFC”)

(i) The Subscription Agreement

(a)	Pursuant to the terms of the Subscription Agreement between AIB, the Minster for Finance (the ‘Minister’) and the NPRFC dated 13 May 2009, AIB agreed to issue the 2009 Preference Shares and the 2009 Warrants to the NPRFC at an aggregate subscription price of € 3.5 billion.
(b)	AIB gave the NPRFC and the Minster certain warranties relating to the business and operation of the Group. These warranties are considered standard for this type of agreement and cover issues such as the Company’s issued share capital, accuracy and completeness of certain information, accuracy of audited financial statements, payment of taxes, possession of all material licences and absence of material litigation.
(c)	AIB provided various undertakings to the NPRFC and the Minster, including agreeing to commit to the Minster’s ‘Bank Customer Package’. This includes, inter alia, obligations on AIB to:
A	increase lending capacity to small to medium-sized enterprises by 10 per cent. and provide an additional 30 per cent capacity for lending to first-time buyers during each quarter of the financial year when compared to the corresponding quarter in the year commencing 1 January 2008;
B	establish a € 100 million fund to support environmentally friendly investment and innovations in clean energy;
C	comply with the Code of Conduct for Business Lending to Small and Medium Enterprises and the Code of Conduct for Mortgage Arrears published by the Central Bank;
D	make every effort to avoid repossessions and, in any case, not commence court proceedings for the repossession of a principal private residence within 12 months of arrears appearing, where the customer maintains contact and co-operates reasonably with AIB;
E	fund and co-operate with an ‘Independent Review of Credit Availability’; and
F	work closely with the IDA Ireland, Enterprise Ireland and with other Irish state agencies to ensure the supply of appropriate finance to contractors engaged on major projects sponsored by those agencies.
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
Under the terms of the Subscription Agreement, AIB must consult with the Minister or his nominee prior to taking any material action which may be reasonably expected to have a public interest dimension.
(d)	On 13 May 2009, the NPRFC paid to AIB € 3.5 billion (less an arrangement fee of € 30 million paid by AIB to the NPRFC) in respect of the issue to it of the 2009 Preference Shares and the 2009 Warrants.
(e)	AIB undertook in the Subscription Agreement that application would be made in due course for the Warrant Shares and any Bonus Shares to be admitted to trading on a regulated market.
(f)	In addition to agreeing to allow the Government Entities to make use of any public offer prospectus issued by the Company for the purposes of placing such Ordinary Shares with investors, the Company also undertook to co-operate in the preparation and issue of a public offer prospectus where this is required for the purposes of an offering to the public, a placing or listing of the 2009 Preference Shares or any Ordinary Shares acquired as a result of holding 2009 Preference Shares or 2009 Warrants.

(ii) 2010 Placing Agreement

(a)	Pursuant to the terms of the Placing Agreement between the Minister, the NPRFC, the National Treasury Management Agency (“NTMA”) and AIB, dated 23 December 2010, AIB agreed to issue 675,107,845 new Ordinary Shares to the NPRFC at an aggregate subscription price of € 3,818,438,297.
(b)	To the extent that the NPRFC subscription for these shares would result in it holding more than 49.9% of the Ordinary Shares in issue, CNV Shares were to be allotted to the NPRFC so that, following such allotment, the NPRFC did not acquire more than 49.9% of the Ordinary Shares then in issue. In April 2011, AIB converted into ordinary shares on a one-for-one basis the 10,489,899,564 CNV Shares issued to the NPRFC in connection with the 2010 Placing Agreement, following completion of the disposal of AIB’s interests in BZWBK.
(c)	The obligations of the Minister, the NPRFC and the NTMA were conditional on AIB having complied, and continuing to comply, with letters from the Minister dated 13 and 22 December 2010, stating that the provision of further state funding to AIB was conditional on the Board’s decision not to pay any bonuses to staff no matter when they may have been earned, since AIB could not be in a position to pay without state support, past, present and future save that nothing in the Agreement was to prevent AIB meeting its obligations on foot of a Court Order.
(d)	The cancellation of the 294,251,819 warrants over new Ordinary Shares held by the NPRFC in return for the payment to it by AIB of approximately € 52 million;
(e)	AIB gave the Minister, the NPRFC and the NTMA certain warranties relating to the business and operation of the Group. These warranties are considered standard for this kind of agreement and cover issues such as the Company’s issued share capital, accuracy and completeness of certain information, accuracy of audited financial statements, payment of taxes, possession of all material licenses, absence of material litigation and absence of breach of material change of control provisions.
(f)	AIB entered into various covenants with the Minister, the NPRFC, the NTMA, the National Asset Management Agency or any other state entity to use all reasonable efforts to comply, and procure compliance by the Group, with various commitments including:
A	Meeting a lending target of € 3 billion per annum for new or increased credit facilities to SMEs in each of the two twelve month periods commencing on 1 January 2011 and 2012.
B	Providing € 20 million for seed capital to Enterprise Ireland supported ventures and € 100 million for environmental, clean energy and innovation projects (in addition to the commitments under the Subscription Agreement).
C	Working with Enterprise Ireland and the Irish Bankers Federation to develop sectoral expertise in the modern growth sectors of the economy, and with Enterprise Ireland to develop a range of banking services to meet the needs of Irish SMEs trading internationally.
D	Taking actions, agreed with the Minister, to develop new credit products in areas where cash flow, rather than property or assets, is the basis for business lending.
(g)	AIB also agreed to co-operate fully with the Minster and the European Commission in connection with the Commission’s assessment of the Group’s restructuring plan under EU State aid rules and to implement fully the final restructuring plan when approved by the NTMA and the Commission.
(h)	AIB repeated and extended undertakings in the Subscription Agreement relating to matters concerning the remuneration of its directors, senior executives and employees.
(i)	AIB undertook various obligations in respect of the CNV Shares, relating to the issue of securities, the modification of rights attaching to securities and the transferability of the CNV Shares.

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

Additional information

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

(vi) Relationship Framework

In order to comply with contractual commitments imposed on AIB in connection with its recapitalisation by the Irish State and with the requirements of EU state aid applicable in respect of that recapitalisation, a relationship framework was entered into between the Minister and AIB in March 2012. This provides the framework under which the relationship between the Minister and AIB is governed. Under the relationship framework, the authority and responsibility for strategy and commercial policies (including business plans and budgets) and conducting AIB’s day-to-day operations rest with the Board of AIB and its management team. However, the Board is required to obtain the prior written consent of the Minister, or to consult with the Minister, in respect of certain material matters, such as material disposals.

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

The following table shows, for the periods and dates indicated, certain information regarding the noon buying rate, expressed in US dollars per euro.

	Period end(1)	Average rate(2)	High	Low

Year ended 31 December 2008	1.3919	1.4688	1.6010	1.2446
Year ended 31 December 2009	1.4332	1.3936	1.5100	1.2547
Year ended 31 December 2010	1.3269	1.3302	1.4536	1.1959
Year ended 31 December 2011	1.2973	1.3946	1.4875	1.2926
Year ended 31 December 2012	1.3186	1.2921	1.3463	1.2062

(1)	The noon buying rate at such dates differed from the rates used in the preparation of AIB Group’s consolidated financial statements, which were US$ 1.3917, US$ 1.4406 US$ 1.3362, US$ 1.2939 and US$ 1.3194 to € 1.00 at 31 December 2008, 2009, 2010, 2011 and 2012 respectively.
(2)	The average rate for each period is the average of the noon buying rates on the last day of each month during that period.

On 19 April 2013 the noon buying rate was € 1.00 = US$1.3066

The accounting policy in respect of the translation of gains and losses arising in foreign locations is set out on page 198. Details of the exchange rates used in the preparation of the consolidated financial statements are set out in note 67 of this report.

Additional information

Offer and listing details

Trading market for Ordinary shares of AIB

0n 26 January, 2011 AIB ordinary shares commenced trading on the Enterprise Securities Market (“ESM”) of the Irish Stock Exchange (“ISE”). This followed a direction to AIB by the Irish High Court on 23 December 2010, under the Credit Institutions (Stabilisation) Act 2010, to apply to cancel its listing of ordinary shares on the Main Securities Market of the ISE (‘Irish Main Market Delisting’) and to apply for admission to trading on the ESM of the ISE.

The High Court also directed AIB to apply to cancel the admission of its ordinary shares to the Official List maintained by the UK Financial Services Authority and to cancel trading on the main market of the London Stock Exchange (‘UK Delisting’).

AIB traded on the New York Stock Exchange (“NYSE”) in the form of American Depositary Shares (“ADS”). Each ADS, which comprised 10 ordinary shares, traded under the symbol “AIB” and was evidenced by an American Depositary Receipt (“ADR”). On 25 August AIB delisted from the NYSE, from which time AIB’s ADSs were no longer traded on the NYSE.

At 31 December 2012, AIB had outstanding 517,117,096,249 ordinary shares of € 0.01 each, of which 35,680,114 were held as Treasury Shares (note 47). At that date, outstanding ADSs amounting to 27,072,592, evidenced by ADRs, represented less than 0.1% of total outstanding ordinary shares (see page 397 for further information).

The following table sets forth the high and low sales prices of the ordinary shares during the periods indicated, based on midmarket prices at close of business on the Irish Stock Exchange and the high and low sales prices for ADS, as reported on the NYSE composite tape.

	Ordinary shares(1)		American Depositary Shares(2)

	High	Low	High	Low
	(Euro)		(Dollars)
Year ended 31 December
2008	15.98	1.65	47.14	4.59
2009	3.37	0.27	9.84	0.76
2010	1.79	0.27	4.95	0.83
2011	0.33	0.04	4.48	0.41
2012	0.14	0.05	–	–

Calendar year
2011
First quarter	0.31	0.19	4.48	2.40
Second quarter	0.33	0.14	4.34	2.05
Third quarter	0.14	0.04	2.13	0.46
Fourth quarter	0.10	0.04	–	–

2012
First quarter	0.14	0.06	–	–
Second quarter	0.09	0.06	–	–
Third quarter	0.07	0.05	–	–
Fourth quarter	0.06	0.05	–	–

(1)	On 26 July 2011, the nominal value of each ordinary share was reduced from € 0.32 to € 0.01 per share.
(2)	An American Depositary Share (“ADS”) represented two ordinary shares up to 22 February 2011. On 23 February 2011, AIB changed the ratio whereby one ADS represents ten ordinary shares.

Bonus Issue

On 30 April 2012, Allied Irish Banks p.l.c., announced that it was obliged under its Articles of Association to issue Ordinary Shares by way of bonus issue to the NPRFC as a result of the non payment of the annual cash dividend payable on the 2009 Preference Shares on 13 May 2012. 3,623,969,972 ordinary shares were issued and allotted to the NPRFC on 14 May 2012.

American Depositary Receipts

The Company’s listing of the ordinary shares, in the form of ADSs, was obtained on the NYSE effective 28 November 1990. Each ADS, which comprised two ordinary shares, traded under the symbol “AIB” and is evidenced by an ADR. The ADR depositary is The Bank of New York Mellon (‘the Depositary’). On 7 February 2011, AIB announced its intention to change the ratio of one ADS representing two ordinary shares to one ADS representing ten ordinary shares. The effective date of this change was 23 February 2011.

On 4 August 2011, AIB announced that its Board of Directors had resolved to delist its ADSs, each representing ten ordinary shares, par value € 0.01 per share, from the NYSE, terminate the deposit agreement governing the ADSs (‘the Deposit Agreement’) with the Depositary and, in due course, terminate the registration of AIB’s securities with the US Securities and Exchange Commission (‘the SEC’) under the US Securities Exchange Act of 1934 (‘the Exchange Act’), in each case after the completion of the required legal steps. The Board of Directors made the decision in light of the increase in the Irish Government’s shareholding (through the NPRFC) to 99.8% on 27 July 2011, and the savings in costs and administrative efforts that would result from the delisting and any subsequent deregistration under the Exchange Act.

AIB filed the related Form 25 with the SEC on 15 August 2011. The delisting became effective at the close of business on 25 August 2011, from which time AIB’s ADSs were no longer traded on the NYSE. On 10 October 2011, AIB terminated the ADS facility by terminating the ADS deposit agreement between AIB and the Depositary.

In April 2012, the Depositary commenced the sale of the ordinary shares underlying the ADSs on the ESM. Because of the limited liquidity in the ordinary shares on the ESM, this disposal process has extended over a significant period and is continuing.

AIB has not arranged for listing and/or registration on another US national securities exchange or for quotation of its securities in a US quotation medium, but expects that its ordinary shares will continue to trade on the ESM of the ISE.

Fees incurred in Past Annual Period

There were no NYSE listing fees paid in 2012 as AIB delisted in 2011.

Additional information

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

Website: http://www.revenue.ie/en/tax/dwt/index.html

Taxation of Irish Resident Individual Shareholders:

Taxation of Dividends

(i) Irish Income Tax and Dividend Withholding Tax Credit

Shareholders who are individuals are liable to Irish income tax at their marginal rate on the amount of the dividend before deduction of DWT, and the DWT is available either for offset against the income tax liability, or for repayment, where it exceeds the total income tax liability. Such shareholders will normally also be liable to PRSI contribution (if regarded as ‘self-employed’ or a ‘modified PRSI rate payer’) and to the Universal Social Charge. All shareholders will be liable to PRSI contribution from 1 January 2014.

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

Irish Capital Gains Tax

When shares are disposed of a capital gain may result if the sales proceeds less selling costs are greater than the base cost of the shares sold and allowable deductions. Capital gains tax is charged at 33% on chargeable gains arising on disposals on or after 6 December 2012 (previously 30%).

Stamp Duty

The Irish stamp duty implications of transactions in shares or ADSs are the same as for Eligible US Holders. See ‘Irish Stamp Duty’ in the ‘Taxation of Eligible US Holders’ section.

Taxation of a gift or an inheritance

Capital acquisitions tax (“CAT”), comprising gift tax and inheritance tax, is charged in Ireland where the value of the aggregate taxable gifts and inheritances received by an individual on or after 5 December 1991 exceeds the tax free threshold applicable. The tax free threshold applicable is determined by the relationship between the parties. From 6 December 2012, amounts in excess of the threshold are taxed at 33% (previously 30%).

Taxation of Eligible US Holders:

An ‘Eligible US Holder’, for the purpose of this discussion, is a beneficial owner of ordinary shares or ADSs who is (a) a resident of the United States for the purposes of US federal income tax, (b) not a resident of Ireland for the purposes of Irish taxes and (c) not engaged in trade or business in Ireland through a permanent establishment, and (d) eligible for benefits under the Tax Treaty.

Eligible US Holders of ADSs are treated as the owners, as appropriate, of the underlying ordinary shares for US federal income tax purposes and for the purposes of the Tax Treaty.

Irish Tax
(i)	Irish Income Tax
An Eligible US Holder is not liable to Irish income tax on dividends paid by AIB where the recipient is:
	–	a person, other than a company, who is not ordinarily resident in Ireland in a year of assessment; or
	–	a company that is not under the control (direct or indirect) of a person or persons who are Irish resident.
–

a company, the principal class of shares of which (or of its 75% parent or of a collection of companies which own 100% of that company) are substantially and regularly traded on a recognised stock exchange.

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

Capital acquisitions tax (“CAT”), comprising gift tax and inheritance tax, applies to gifts and bequests of Irish situate assets. CAT may also apply to non-Irish situate assets depending on the tax residence, ordinary residence and domicile positions of the donor and the successor or donee. As such, CAT applies to gifts and bequests of AIB ordinary shares. It is not entirely clear whether ADSs representing ordinary shares are regarded as non-Irish situate assets. As such, CAT may also apply to gifts and bequests of ADSs representing ordinary shares regardless of the residence, ordinary residence or domicile of the donor and successor or donee. For further details of CAT see ‘Taxation of Irish Shareholders - Taxation of a Gift or an Inheritance’.

US Tax
(i) US Federal Income Taxation
An Eligible US Holder is subject to US Federal income taxation on the gross amount of any dividend paid by AIB out of AIB’s current or accumulated earnings and profits (as determined for US federal income tax purposes). Dividends received by individuals before 1 January 2013, that constitute qualified dividend income, are taxed at a maximum federal tax rate of 15%, subject to certain holding requirements. Holders of Ordinary Shares or ADSs must have held their shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Subject to the same holding requirements, beginning in 2013, dividends received by individuals, with taxable income above certain threshold amounts, are taxed at a maximum federal tax rate of 20%.

Additional information

Dividends paid by AIB with respect to ordinary shares or ADSs will be qualified dividend income for US tax purposes if AIB was not in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend was paid, a passive foreign investment company (“PFIC”). Based on our current and projected financial data, we believe AIB should not be treated as a PFIC for US federal income tax purposes with respect to tax years 2011 and 2012 and we do not anticipate that AIB would be treated as a PFIC for the 2013 year.

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

(ii) US Withholding Tax

A holder of ADSs may, under certain circumstances, be subject to US backup withholding tax with respect to dividends paid on ADSs or the proceeds of sale of ADSs. A US holder of ADSs is subject to backup withholding tax unless such holder: (i) is a corporation or comes within the certain other exempt categories and, when required, certifies this fact; or (ii) provides a correct tax- payer identification number (“TIN”), certifies that such holder is not subject to backup withholding tax and otherwise complies with applicable requirements of the backup withholding tax rules. Subject to certain limitations, amounts withheld under the US backup withholding tax rules may be creditable against the holder’s US federal income tax liability.

(iii)	US State and local taxes
State and local taxes may apply to distributions received by holders of AIB ordinary shares or ADSs.
(iv)	Gains on sale, exchange or other disposal

Upon the sale, exchange or other disposal of AIB ordinary shares or ADSs, a US Holder will recognise a gain or loss, if any, equal to the difference between the amount realised upon the sale, exchange, or disposal and the US Holder’s tax basis. Generally, a holder’s tax basis in AIB ordinary shares or ADSs will be the US Holder’s cost. Such gain or loss will generally be capital gain or loss. Capital gains recognised by non-corporate US Holders before 1 January 2013, on shares held longer than one year, are taxed at a maximum rate of 15%. Beginning in 2013, capital gains recognized by non-corporate US Holders, with taxable income above certain threshold amounts, are taxed at a maximum tax rate of 20%. Any gain will generally be treated as income from sources within the US for foreign tax credit limitation purposes.

Effective 10 October 2011 AIB terminated its ADR facility. A US Holder of ADSs could surrender their ADSs and receive underlying AIB ordinary shares. A US Holder does not recognise gain or loss on the surrender of ADSs and receipt of AIB ordinary shares. The US Holder’s tax basis in the ordinary shares received is equal to the tax basis in the ADSs surrendered. A US Holder that does not surrender their ADSs ultimately will receive proceeds in connection with the termination and, at that point, under current law, would be treated as having sold their shares, recognising gain or loss equal to the difference between the amount realised and the US Holder’s tax basis. As discussed above such gain or loss would generally be capital gain or loss.

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

Additional information

Employees

At year end December 2012, AIB Group had 13,429(1) full time equivalent staff in payment (end of month average staff in payment full time equivalent, excluding career breaks and other unpaid long-term leaves) on a worldwide basis, mainly in the Republic of Ireland, Northern Ireland, Great Britain, USA.

AIB Group offers a wide range of employee relations programmes in each of the areas in which it operates. AIB, and the Irish Bank Officials’ Association (“IBOA”) which is the principal recognised trade union for bank employees conduct their employee relations in keeping with agreed Partnership Principles, which, since February 2000, have underpinned the approach taken in employee and industrial relations.

The AIB Code of Conduct, which was extensively revised in 2012, sets out the standards of conduct and behaviour required from staff. This Code is subject to review annually. AIB encourages its staff to raise any concerns of wrongdoing through a number of channels, both internal and external. One such channel, the AIB Speak-Up policy, includes a confidential external helpline. Staff are assured that if they raise a concern in good faith, AIB will not tolerate any victimisation or unfair treatment of the staff member as a result.

Pay developments in 2012 reflected the financial position of the Group and ongoing pressure to retain key staff and skills in light of extensive restructuring of the Group’s activities, the implementation of pay and benefit reductions and the introduction of Early Retirement and Voluntary Severance Schemes. Remuneration spend was tightly managed within tight budgetary parameters. There were no general salary increases or increments paid in 2012 and there were no bonus or share schemes in operation. Specific pay increases awarded during the year reflected the need to retain staff in critical areas and in recocognition of additional responsibilities undertaken following the Group’s restructuring and significant staff numbers departing under the early retirement and voluntary severance programmes.

The average number of employees by market segment for 2012 and 2011 and by division for 2010 (excluding employees on career breaks, long term absences or any other unpaid leaves) are described in the table below. See also note 65 to the consolidated financial statements.

	Years ended 31 December
	2012		2011			2010

Continuing operations					Continuing operations

PBB	6,285		6,017		AIB Bank ROI	6,850
CICB	1,620	(4)	1,752(5)		Capital Markets(5)(7)	2,177
AIB UK	2,234		2,282		AIB Bank UK	2,342
EBS(2)	604		288		Central & Eastern Europe(8)	N/A
Group	3,965	(3)	3,943		Group(8)	2,886

	14,708		14,282			14,255
Discontinued operations					Discontinued operations
BZWBK	–		2,434(6)	(9)	BZWBK(6)(9)	9,631

Total	14,708	(1)	16,716			23,886

(1)	The 12 month average above of 14,708 is higher than the actual December 2012 figure of 13,429 (excludes leavers from 19 December to 31 December 2012). The variance is a result of the impact that voluntary severance and early retirements, predominantly in quarter 4, have had on the actual AIB figures.
(2)	EBS was acquired on 1 July 2011, accordingly, staff numbers have been time apportioned in 2011.
(3)	The figures for Group include the following centralised functions: Group Services and Transformation; Chief Financial Office; Chief Risk Office; Non Core Unit; Corporate Affairs & Marketing; Office of Law Agent and Office of Group Internal Audit.
(4)	AIB Investment Managers was disposed of on 1 June 2012, data has been included for January to May 2012.
(5)	AIB’s investment in Goodbodys was derecognised at 31 December 2010, therefore its employees are not included from that date.
(6)	Central and Eastern Europe division ceased operations in 2010, following the classification of BZWBK and BACB as a discontinued operation during the year.
(7)	In 2010, Treasury segment employees of BZWBK were no longer included in Capital Markets.
(8)	In 2010, the Group segment included employees in AmCredit and assignees based in BZWBK and BACB, which had previously been included within the Central and Eastern Europe division.
(9)	BZWBK includes all staff in BZWBK and its subsidiaries, excluding assignees from AIB.

Description of property

As at 31 December 2012, AIB operated from an estate of circa 290 branches/outlets, and 28 offices. These are held principally in the Republic of Ireland, Northern Ireland, Great Britain, Isle of Man, and the Channel Islands. The estate is held under a combination of freehold/long leasehold and short lease tenures. AIB also holds a large number of ATM locations under lease and licence agreements in the Republic of Ireland.

Over the course of 2012, AIB undertook a large scale branch consolidation programme resulting in the closure of 52 branches and sub offices in the Republic of Ireland, and five in Northern Ireland. A further 17 branches in the Republic of Ireland will close over the first half of 2013. These properties, depending on tenure, will be placed on the market for sale, or surrendered back to landlords over the course of the year.

AIB’s headquarters is located at Bankcentre, Ballsbridge, Dublin 4. This is a large campus style complex of interlinked office buildings on a site of approximately 14 acres. The complex houses most of AIB’s support functions, in addition to car parking, meeting and staff welfare facilities. AIB holds this site under a number of separate lease arrangements.

AIB also holds an office under lease at AIB International Centre located in Dublin’s International Financial Services Centre (“IFSC”), which it will exit mid-2013. In addition, AIB has a number of other head office properties in principal towns nationwide including Dublin, Naas, Cork, Limerick, Waterford and Galway.

In Northern Ireland, AIB’s First Trust Bank head office is located at First Trust Centre, 92 Ann Street, Belfast. First Trust also holds a large property at Queen’s Square, Belfast and has a branch network comprising 42 locations.

AIB’s UK headquarters is located at Tenterden Street, West London which is held under lease. In addition, AIB has a further nine leasehold properties in and around London, with another 15 locations nationwide. An additional 12 closed premises are also held under management which are to be reviewed over the course of 2013. The lease on AIB UK’s previous head office location, Bankcentre, Uxbridge, expired and was vacated in December 2012.

EBS is largely accommodated across the AIB Bankcentre campus. The former EBS headquarters, at 2 Burlington Road, Dublin 4, is now an integrated part of the AIB head office estate. This is a modern 80,000 square foot facility held under lease. EBS also leased a 7,000 square foot unit on Amiens Street, Dublin 2 which ceased in September 2012. The branch estate comprises 62 outlets which are leased or owned by EBS with a further 24 locations held by tied agents and franchisees.

Other shareholder information

1.	Internet-based Shareholder Services
Ordinary Shareholders with access to the internet may:
–	register for electronic communications on the following link, www.computershare.com/register/ie;
–	check their shareholdings on the Company’s Share Register;
–	check past dividend payment details;
–	update your information online on the following link: www.investorcentre.com/ie/changeaddress; and
–	download standard forms required to initiate changes in details held by the Registrar, by accessing AIB’s website at www.aibgroup.com, clicking on the Investor Relations, Shareholder Information and Personal Shareholder Details option, and following the on-screen instructions. When prompted, the Shareholder Reference Number (shown on the shareholder’s share certificate, dividend counterfoil and personalised circulars) should be entered. These services may also be accessed via the Registrar’s website at www.computershare.com.
Shareholders may also use AIB’s website to access the Company’s Annual Financial Report.

2.	Stock Exchange Listings
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
The National Pensions Reserve Fund Commission hold 516,237,363,722 ordinary shares of € 0.01 each in the share capital of Allied Irish Banks, p.l.c..

Additional information

Financial calendar

Annual General Meeting: 20 June 2013, at the Company’s Head office at Bankcentre, Ballsbridge, Dublin 4.

Interim results

Unaudited interim results for the half-year ending 30 June 2013 will be announced towards the end of July/early August 2013 and will be available on the Company’s website – www.aibgroup.com.

Shareholder’s enquires regarding Ordinary Shares should be addressed to:

Computershare Investor Services (Ireland) Ltd.,

Heron House,

Corrig Road,

Sandyford Industrial Estate,

Dublin 18, Ireland.

Telephone: +353 1 247 5411

Facsimile: +353 1 216 3151

Website: www.computershare.com

or

www.investorcentre.com/ie/contactus

or

www.aibgroup.com

Glossary of terms

ABS	Asset backed securities are securities which are collateralised by income producing assets other than mortgage loans. They are typically structured in tranches of differing credit qualities. Some common types of asset backed securities are those backed by credit card receivables, home equity loans and car loans.

Arrears	Arrears relates to any interest or principal on a loan which was due for payment, but where payment has not been received. Customers are said to be in arrears when they are behind in fulfilling their obligations with the result that an outstanding loan is unpaid or overdue.

Banking Book	A regulatory classification consisting of all exposures which are not in the trading book. Banking book positions are typically structural in nature (i.e. when arises as a consequence of the size and composition of the Group’s balance sheet) or relates to investment positions being maintained by the Group’s Treasury function (e.g. Available for Sale securities portfolios). These positions attract regulatory capital requirements that reflect inherent credit and interest rate risks.

Basis point	One hundredth of a per cent (0.01%), so 100 basis points is 1%. Used in quoting movements in interest rates or yields on securities.

Basis risk	A type of market risk that refers to the possibility that the change in the price of an instrument (e.g. asset, liability, derivative, etc) may not match the change in price of the associated hedge, resulting in losses arising in the Group’s portfolio of financial instruments.

Buy- to- let	A residential mortgage loan approved for the purpose of purchasing a residential investment property to rent out.

CBOs/CDOs	A collateralised bond obligation (“CBO”)/collateralised debt obligation (“CDO”) is an investment vehicle (generally an SPE) which allows third party investors to make debt and/or equity investments in a vehicle containing a portfolio of loans and bonds with certain common features. In the case of synthetic CBOs/CDOs the risk is backed by credit derivatives instead of the sale of assets (cash CBOs/CDOs).

CET 1 ratio	Common equity tier 1 – A measurement of a bank’s core equity capital compared with its total risk-weighted assets.

Collectively assessed impairment	Impairment assessment on a collective basis for portfolios of loans that are not considered individually significant for specific provisioning. In addition, portfolios of performing loans are assessed on a collective basis to estimate the amount of losses incurred, but which have yet to be individually identified (IBNR provisions).

Commercial paper	Commercial paper is similar to a deposit and is a relatively low-risk, short-term, unsecured promissory note traded on money markets issued by companies or other entities to finance their short-term expenses. In the USA, commercial paper matures within 270 days maximum, while in Europe, it may have a maturity period of up to 365 days; although maturity is commonly 30 days in the USA and 90 days in Europe.

Commercial	Commercial property lending focuses primarily on the following property segments:
property	a) Apartment complexes;
b) Develop to sell;
c) Office projects;
d) Retail projects;
e) Hotels; and
f) Selective mixed-use projects and special purpose properties.

Concentration risk	Concentration risk is the risk of loss from lack of diversification, investing too heavily in one industry, one geographic area or one type of security.

Contractual maturity	The period when a scheduled payment is due and payable in accordance with the terms of a financial instrument.

Core tier 1 capital	Called-up share capital, share premium and eligible reserves plus equity non-controlling interests, less goodwill, intangible assets and supervisory deductions as specified by the Central Bank of Ireland.

CRD	Capital requirements directives (‘CRD’): Capital adequacy legislation implemented by the European Union and adopted by member states. They are designed to ensure the financial soundness of credit institutions and certain investment firms.

Credit default swaps	An agreement between two parties whereby one party pays the other a fixed coupon over a specified term. The other party makes no payment unless a specified credit event, such as a default, occurs, at which time a payment is made and the swap terminates. Credit default swaps are typically used by the purchaser to provide credit protection in the event of default by a counterparty.

Credit derivatives	Financial instruments where credit risk connected with loans, bonds or other risk-weighted assets or market risk positions is transferred to counterparties providing credit protection. The credit risk might be the exposure inherent in a financial asset such as a loan or might be generic credit risk such as the bankruptcy risk of an entity.

Credit risk	The risk that one party to a financial instrument will cause a financial loss to the other party by failing to discharge an obligation.

Glossary of terms

Credit risk mitigation	Techniques by lenders used to reduce the credit risk associated with an exposure by the application of credit risk mitigants, examples include: collateral; guarantee; and credit protection.

Credit risk spread	Credit spread can be defined as the difference in yield between a given security and a comparable benchmark government security or the difference in value of two securities with comparable maturity and yield but different credit qualities. It gives an indication of the issuer’s or borrower’s credit quality.

Criticised loans	Loans requiring additional management attention over and above that normally required for the loan type.

Customer accounts	A liability of the Group where the counterparty to the financial contract is typically a personal customer, a corporation (other than a financial institution) or the government. This caption includes various types of deposits and credit current accounts, all of which are unsecured.

Debt Restructuring	This is the process whereby customers in arrears, facing cash flow or financial distress renegotiate the terms of their loan agreements in order to improve the likelihood of repayment. Restructuring may involve altering the terms of a loan agreement including a partial write down of the balance. In certain circumstances, the loan balance may be swapped for equity in the counterparty.

Debt securities	Assets on the Group’s balance sheet representing certificates of indebtedness of credit institutions, public bodies and other undertakings.

Debt securities in issue	Liabilities of the Group which are represented by transferable certificates of indebtedness of the Group to the bearer of the certificates.

Default	When a customer breaches a term and/or condition of a loan agreement, a loan is deemed to be in default for case management purposes. Depending on the materiality of the default, if left unmanaged it can lead to loan impairment. Default is also used in Basel II context when a loan is either 91+ days past due or impaired, and may require additional capital to be set aside.

Delinquency	Failure by a customer to repay an obligation when due or as agreed. In the case of loans and credit cards, this will arise when a payment of either capital and/or interest is 1 day or more overdue. Overdrafts are deemed to be delinquent if an approved limit is exceeded for 1 day or more.

Earnings constraint	Within the Group, market risk portfolios are controlled from a risk (using VaR limits) and financial perspective. The Earnings constraint is the Group’s primary financial limit. It is an expression of the Group’s tolerance for gross income loss in any financial period (i.e. utilisation against the Earnings Constraint Limit is based on cumulative gross income in each half year).

Economic capital	The amount of capital which the Group needs to protect against extreme losses from a material risk it is running (e.g. credit risk, market risk). It is based on internally developed calculation methodologies and estimates, as opposed to regulatory capital, which uses a methodology determined by the Basel Accord and imposed by the Regulator.

Eurozone	The eurozone represents the seventeen European Union countries that have adopted the euro as their common currency.

Exposure at Default	Exposure at default (“EAD”) is the expected or actual amount of exposure to the borrower at the time of default.

First/second lien	Where a property or other security is taken as collateral for a loan, first lien holders are paid before all other claims on the property. Second lien holders are subordinate to the rights of first lien holders to a property security.

Forbearance	Forbearance is the term that is used when repayment terms of a loan contract have been renegotiated in order to make repayment terms more manageable for borrowers. Forbearance techniques have the common characteristic of rescheduling principal or interest repayments, rather than reducing them. Standard forbearance techniques employed by the Group include: - interest only; a reduction in the payment amount; a temporary deferral of payment (a moratorium); extending the term of the mortgage; and capitalising arrears amounts and related interest.

Sub-headings under forbearance include:

Split mortgages
A split mortgage is one of the forbearance solutions that may be offered to customers in arrears whose mortgages are unsustainable. The loan is split in to two parts, a sustainable element and an unsustainable element which are subject to separate repayment schedules.

Negative equity trade down
A forbearance solution which allows a customer to sell their residential property and subsequently purchase a new property and transfer the negative equity portion to a new loan secured on the new property.

Glossary of terms

Voluntary sale for loss
A forbearance solution which may be offered to residential mortgage customers in financial difficulty. This operates on a voluntary basis whereby the customer agrees to sell the mortgage property and repay any residual debt outstanding.

Funded/ unfunded exposures

Funded: Loans, advances and debt securities where funds have been given to a debtor with an obligation to repay at some future date and on specific terms.

Unfunded: Unfunded exposures are those where funds have not yet been advanced to a debtor, but where a commitment exists to do so at a future date or event.

Guarantee	An undertaking by the Group/other party to pay a creditor should a debtor fail to do so.

Home loan	A loan secured by a mortgage on the primary residence or second home of a borrower.

ICAAP	Internal Capital Adequacy Assessment Process (“ICAAP”) The Group’s own assessment, through an examination of its risk profile from regulatory and economic capital perspectives, of the levels of capital that it needs to hold.

Impaired loans	Loans are typically reported as impaired when interest thereon is 91 days or more past due or where a provision exists in anticipation of loss, except: (i) where there is sufficient evidence that repayment in full, including all interest up to the time of repayment (including costs) will be made within a reasonable and identifiable time period, either from realisation of security, refinancing commitment or other sources; or (ii) where there is independent evidence that the balance due, including interest, is adequately secured. Upon impairment the accrual of interest income based on the original terms of the claim is discontinued but the increase of the present value of impaired claims due to the passage of time is reported as interest income.

IRBA	The Internal Ratings Based Approach (“IRBA”) allows banks, subject to regulatory approval, to use their own estimates of certain risk components to derive regulatory capital requirements for credit risk across different asset classes. The relevant risk components are: Probability of Default (“PD”); Loss Given Default (“LGD”); and Exposure at Default (“EAD”).

ISDA Master Agreements	Standardised contracts, developed by the International Swaps and Derivatives Association (“ISDA”) used as an umbrella under which bilateral derivatives contracts are entered into.

LCR	Liquidity coverage ratio (“LCR”) is the ratio of the stock of high quality liquid assets to expected net cash outflows over the following 30 days. The Basel III rules require this ratio to be at least 100% with effect from 2015. The Liquidity coverage ratio is designed to ensure that financial institutions have the necessary assets on hand to ride out short-term liquidity disruptions.

Leveraged lending	Leveraged lending involves lending to entities by leveraging off their equity structures having considered the cash generating capacity of the business and its capacity to repay any associated debt. Leveraging structures are typically used in management and private equity buy-outs, mergers and acquisitions. Leverage lending typically is to non-investment grade borrowers and carries commensurate rates of return.

Leverage ratio	To prevent an excessive build-up of leverage on institutions’ balance sheets, Basel III introduces a non risk- based leverage ratio to supplement the risk-based capital framework of Basel II. It is defined as the ratio of tier 1 capital to total exposures. Total exposures include on-balance sheet items, off-balance sheet items and derivatives, and should generally follow the accounting measure of exposure.

LGD	Loss Given Default (“LGD”) is the expected or actual loss in the event of default, expressed as a percentage of ‘exposure at default’.

Liquidity risk	The risk that Group does not have sufficient financial resources to meet its obligations as they fall due, or will have to do so at an excessive cost. This risk arises from mismatches in the timing of cash flows.

Loans past due	When a borrower fails to make a contractually due payment, a loan is deemed to be past due. ‘Past due days’ is a term used to describe the cumulative number of days that a missed payment is overdue. Past due days commence from the close of business on the day on which a payment is due but not received. In the case of overdrafts, past due days are counted once a borrower:
– has breached an advised limit;
– has been advised of a limit lower than the then current amount outstanding; or
– has drawn credit without authorisation. When a borrower is past due, the entire exposure is reported as past due, rather than the amount of any excess or arrears.

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

Glossary of terms

LTV

 Loan to value (“LTV) is an arithmetic calculation that expresses the amount of the loan as a percentage of the value of security/collateral. A high LTV indicates that there is less of a cushion to protect the lender against collateral price falls or increases in the loan carrying amount if repayments are not made and interest is capitalised onto the outstanding loan balance.

MCEV

Market consistent embedded value (“MCEV”) of a life insurance company represents the shareholders’ interests in the earnings distributable from assets allocated to the covered business after sufficient allowance for the aggregate risks in the covered business has been made.

Medium term notes	Medium term notes (“MTNs”) are notes issued by the Group across a range of maturities under European Medium Term Note Programme.
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
NAMA

National Asset Management Agency (“NAMA”) was established in 2009 as one of a number of initiatives taken by the Irish Government to address the serious problems which arose in Ireland’s banking sector as the result of excessive property lending.

Net interest income	The amount of interest received or receivable on assets net of interest paid or payable on liabilities.
NSFR

The Net Stable Funding Ratio (NSFR), a significant part of the Basel III bank liquidity regime. The NSFR aims to ensure banks are able to survive an extended closure of wholesale funding markets. It establishes a minimum acceptable amount of stable funding based on the liquidity characteristics of a bank’s assets and activities over a one year horizon. The Basel III rules require this ratio to be over 100% with effect from 2018. The NSFR is still subject to an observation period and review to address any unintended consequences.

Optionality risk

A type of market risk associated with option features that are embedded within assets or liabilities on the Group’s balance sheet. The embedded option features can significantly change the cash flows (and/or redemption) of the contract and can, therefore, effect its duration, yield and pricing. Examples include bonds with early call provisions or prepayment risk on a mortgage portfolio. Where these risks are left unhedged, it can result in losses arising in the Group’s portfolio.

OUBBs	Own-use bank bonds (“OUBBs”) Banks issue government-guaranteed bonds to themselves and use these bonds as collateral to procure funding from the European Central Bank.
PCA

Principal components analysis (“PCA”) is mathematical way of identifying patterns in data. It is used to analyse interest rate shock scenarios by decomposing the interest rate term structure into its principal components.

PD	Probability of Default (“PD”) is the likelihood that a borrower will default on an obligation to repay.
Prime loan

Loan in which both the criteria used to grant the loan (loan-to-value, debt-to-income, etc.) and to assess the borrower’s history (no past due reimbursements of loans, no bankruptcy, etc.) are sufficiently conservative to rank the loan as high quality and low-risk.

Re-pricing risk

Repricing risk is a form of interest rate risk (i.e. a type of market risk) that occurs when asset and liability positions are mismatched in terms of re-pricing (as opposed to final contractual) maturity. Where these interest rate gaps are left unhedged, it can result in losses arising in the Group’s portfolio of financial instruments.

Repo

Repurchase Agreement (“Repo”) is a short-term funding agreement that allows a borrower to create a collateralised loan by selling a financial asset to a lender. As part of the agreement the borrower commits to repurchase the security at a date in the future repaying the proceeds of the loan. For the counterparty to the transaction it is termed a reverse repurchase agreement or a reverse repo.

RWAs

Risk weighted assets (“RWAs”) are a measure of assets (including off-balance sheet items converted into asset equivalents e.g. credit lines) which are weighted in accordance with prescribed rules and formulas as defined in the Basel Accord to reflect the risks inherent in those assets.

RMBS	Residential mortgage-backed securities (“RMBS”) are debt obligations that represent claims to the cash flows from pools of mortgage loans, most commonly on residential property.
Securitisation

Securitisation is the process of aggregation and repackaging of non-tradable financial instruments such as loans and receivables, or company cash flow into securities that can be issued and traded in the capital markets.

SPE	Special purpose entity (“SPE”) is a legal entity which can be a limited company or a limited partnership created to fulfil narrow or specific objectives. A company will transfer assets to the SPE for management or use by the SPE to finance a large project thereby achieving a narrow set of goals without putting the entire firm at risk.

Glossary of terms

Structured securities

This involves non-standard lending arrangements through the structuring of assets or debt issues in accordance with customer and/or market requirements. The requirements may be concerned with funding, liquidity, risk transfer or other needs that cannot be met by an existing off the shelf product or instrument. To meet this requirement existing products and techniques must be engineered into a tailor-made product or process.

Sub-prime	Extension of credit to borrowers who, at the time of the loans’ origination, exhibit characteristics indicating a significantly higher risk of default than traditional bank lending customers.
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

Tracker mortgage

A mortgage with a variable interest rate which tracks the European Central Bank (“ECB”) rate, at an agreed margin above the ECB rate and will increase or decrease within five days of an ECB rate movement.

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

Vulnerable loans	Loans where repayment is in jeopardy from normal cash flow and may be dependent on other sources for repayment.
Watch loan	Loans exhibiting weakness but with the expectation that existing debt can be fully repaid from normal cash flow.
Yield curve risk	A type of market risk that refers to the possibility that an interest rate yield curve changes its shape unexpectedly (e.g. flattening, steepening, non-parallel shift), resulting in losses arising in the Goup’s portfolio of interest rate instruments.

Principal addresses

Ireland & Britain

Group Headquarters

Bankcentre, PO Box 452,

Ballsbridge, Dublin 4.

Telephone: + 353 1 660 0311

Website: http://www.aibgroup.com

AIB Bank - Personal, Business &

Corporate Banking

Bankcentre, Ballsbridge,

Dublin 4.

Telephone: + 353 1 660 0311

Facsimile: + 353 1 660 3063

First Trust Bank

First Trust Centre, 92 Ann Street,

Belfast BT1 3HH.

Telephone: + 44 28 9032 5599

From RoI: 048 9032 5599

Allied Irish Bank (GB)

4 Tenterden Street, Off Hanover Square

London W1S 1TE

Telephone: + 44 20 7647 3300

Facsimile: + 44 20 7629 2376

AIB Corporate Banking

AIB Bankcentre, Ballsbridge,

Dublin 4.

Telephone: + 353 1 660 0311

Facsimile: + 353 1 668 2508

AIB Finance & Leasing

AIB Bankcentre, Ballsbridge,

Dublin 4.

Telephone: + 353 1 660 0311

Facsimile: + 353 1 668 2508

AIB Customer Treasury Services

AIB Bankcentre, Ballsbridge,

Dublin 4.

Telephone: + 353 1 660 0311

Facsimile: + 353 1 641 2201

AIB Business Banking

AIB Bankcentre, Ballsbridge,

Dublin 4.

Telephone: + 353 1 6411603

Facsimile: + 353 1 7721221

AIB Commercial Finance Limited

AIB Bankcentre, Ballsbridge,

Dublin 4.

Telephone: + 353 1 667 0233

Facsimile: + 353 1 667 0250

AIB Corporate Banking Britain

St Helen’s, 1 Undershaft,

London EC3A 8AB.

Telephone: + 44 207 090 7130

Facsimile: + 44 207 090 7100

EBS Limited

The EBS Building,

2 Burlington Road,

Dublin 4.

Telephone: + 353 1 665 9000

Facsimile: + 353 1 874 7416

AIB Financial Solutions Group

Bankcentre, PO Box 452,

Ballsbridge, Dublin 4.

Telephone: + 353 1 660 0311

AIB Arrears Support Unit

Bankcentre, PO Box 452,

Ballsbridge, Dublin 4.

Telephone: + 353 1 660 0311

AIB Enterprise Lending Services

Bankcentre, PO Box 452,

Ballsbridge, Dublin 4.

Telephone: + 353 1 660 0311

AIB Transactions and Non Core

Bankcentre, PO Box 452,

Ballsbridge, Dublin 4.

Telephone: + 353 1 660 0311

AIB Third Party Servicing

Bankcentre, PO Box 452,

Ballsbridge, Dublin 4.

Telephone: + 353 1 660 0311

USA

AIB Corporate Banking

North America

1166 Avenue of the Americas, 18th floor,

New York, NY 10036.

Telephone: + 1 212 339 8000

Facsimile: + 1 212 515 6710

AIB Customer Treasury Services

1166 Avenue of the Americas, 18th floor,

New York, NY 10036.

Telephone: + 1 212 339 8000

Facsimile: + 1 212 339 8006

All numbers are listed with international codes. To dial a location from within the same jurisdiction, drop the country code after the + sign and place a 0 before the area code. This does not apply to calls to First Trust from Ireland (Republic).

Index

A
Accounting policies	193
Administrative expenses	237
Annual General Meeting	404
Allied Irish Banks, p.l.c. (Parent company) financial statements and notes	342
Approval of financial statements	341
Acquisition of EBS Limited	255
Associated undertakings	271
Audit Committee	176
Auditor’s fees	247
Average balance sheets and interest rates	337
Aviva Life Holdings Ireland Limited	273
B
Board Committees	169
Board & Executive Officers	168
Businesses of AIB Group	13
C
Capital adequacy information	44
Capital management	43
Capital reserves	292
Capital redemption reserves	292
Chairman’s statement	4
Chief Executive’s review	6
Commitments	334
Company secretary	174
Contingent liabilities and commitments	293
Contributions from the Minister for Finance and the NPRFC	292
Corporate Governance Statement	173
Corporate Social Responsibility	9
Credit ratings	122
Credit risk	69
Critical accounting policies	45
Currency information	395
Customer accounts	280
D
Debt securities in issue	281
Deferred taxation	277
Deposits by central banks and banks	279
Derivative financial instruments	259
Directors	168
Directors’ interests	319
Directors’ remuneration	316
Discontinued operations	249
Disposal groups and non-current assets held for sale	257
Disposal of businesses	246

Distributions on equity shares	254
Dividend income	232
Dividends	341
E
Earnings per share	252
Employees	335 & 402
Exchange controls	401
Exchange rates	395
F
Fair value of financial instruments	299
Finance leases and hire purchase contracts	265
Financial and other information	336
Financial assets and financial liabilities by contractual residual maturity	313
Financial assets and financial liabilities held for sale to NAMA	256
Financial calendar	404
Financial investments available for sale	144 & 268
Financial investments held to maturity	55
Financial liabilities by undiscounted contractual maturity	314
Financial review	11
Foreign exchange risk	152
Forward looking information	2
G
Gain on redemption/remeasurement of subordinated liabilities and other capital instruments	233
Glossary	405
Going concern	195
Group Internal Audit	67
I
Income statement	218
Independent auditor’s report	382
Intangible assets and goodwill	274
Interest income	232
Interest expense	232
Interest rate risk (non-trading)	148
Interest rate sensitivity	307
Internal controls	182
Investments in Group undertakings	361
Irish Government	326

L
Liquidity risk	147
Loans and receivables to banks	264
Loans and receivables to customers	265
M
Management report	21
Market risk	148
Memorandum and articles of association	388
N
NAMA senior bonds	267
NAMA subordinated bond	268
Net fee and commission income	232
Net trading loss	233
Nomination and Corporate Governance Committee	178
Non-adjusting events after the reporting period	341
Non-controlling interests in subsidiaries	251 & 292
Notes to the financial statements	225
O
Off balance sheet arrangements	295
Offer and listing details	396
Operational risk	153
Other equity interests	291
Other liabilities	281
Other operating (loss)/income	236
Own shares	291
P
Parent company risk information	156
Pension risk	155
Principal addresses	410
Profit/(loss) on transfer of financial instruments to NAMA	235
Profit/(loss) on disposal of property	246
Property, plant & equipment	275
Prospective accounting changes	214
Provision for impairment on financial investments available for sale	246
Provisions for impairment on loans and receivables	266
Provisions for liabilities and commitments	282

Index (continued)

R
Regulatory compliance	336
Regulatory compliance risk	154
Related party transactions	321
Remuneration committee	179
Report of the Directors	171
Retirement benefits	239
Risk appetite	65
Risk framework	65
Risk governance and risk management organisation	65
Risk identification and assessment process	67
Risk management	57
S
Schedule to Report of the Directors	385
Segmental information	226
Share-based compensation schemes	237
Share capital	286
Statement of cash flows	221
Statement of comprehensive income	219
Statements of changes in equity	223
Statement of Directors’ responsibilities	381
Statement of financial position	220
Subordinated liabilities and other capital instruments	284
Supervision and regulation	185
T
Taxation	248 & 398
Trading portfolio financial assets	258
Transfer of financial assets	296
Transfer of business from Anglo Irish Bank Corporation	254

W
Website	404

2012 Form 20-F item number

1	Identity of Directors, Senior Management and Advisors
	Not applicable
2	Offer statistics and expected timetable
	Not applicable
3	Key information
	Financial highlights	3
	Risk factors	58
4	Information on the company
	History and development of the company	12
	Businesses of AIB	13
	Organisational structure:
	Businesses of AIB and	13
	Investment in Group undertakings	360
	Description of property	403
5	Operating and Financial Review & Prospects
	Critical accounting policies & estimates	45
	Management report	21
	Capital management	43
	Off-balance sheet arrangements	295
	Deposits and short term borrowings	49
	Financial investments available for sale	53
	Contractual obligations	56
6	Directors’ Senior Management & Employees
	The Board and Executive Committee	168
	Report on Directors’ remuneration and interests	316
	Directors’ report	171
	Corporate Governance Statement	173
	Employees	402
7	Major Stockholders and Related Party Transactions
	Major stockholders	172
	Related party transactions	321
8	Financial information
	Legal proceedings	294
	Prospective accounting changes	214
9	The Offer and listing
	Offer and listing details	396
10	Additional information
	Memorandum and Articles of Association	388
	Exchange controls	401
	Taxation	398

11	Quantitative & Qualitative Disclosures about Risk
	Risk management - Factors	58
	Risk management - Framework	65
	Risk management - Individual risk types	68
	Risk management - Principal risks and uncertainties	58
	Supervision & Regulation	185
12	Description of Securities other than Equity Securities
	Not applicable
13	Defaults, dividend Arrearages & Delinquencies
	Not applicable
14	Material Modifications to the Rights of Security Holders & Use of Proceeds
	Not applicable
15	Controls & Procedures
	Evaluation of disclosure controls & procedures	184
	Managements’ report on internal control over financial reporting	184
16A	Audit Committee Financial Expert	176
16B	Code of Ethics	184
16C	Principal Accountant Fees & Services	247
17	Financial Statements
	Not applicable
18	Financial Statements & Exhibits
	Financial Statements	218

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant, Allied Irish Banks, p.l.c., certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 23 April 2013.

ALLIED IRISH BANKS, p.l.c.
(Registrant)

By:	PAUL STANLEY
	Name:	Paul Stanley
	Title:	Acting Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1	Memorandum & Articles of Association
4.6	ELG Scheme Guarantee Scheme Agreement – Allied Irish Banks, p.l.c. (incorporated by reference to Exhibit 4.6 to Allied Irish Banks, p.l.c.’s Annual Report on Form 20- F/A for the fiscal year ended December 31, 2009, filed with the SEC on September 27, 2010; file number 001-10284)
4.7	ELG Scheme Guarantee Scheme Agreement – AIB Bank (CI) Ltd (incorporated by reference to Exhibit 4.7 to Allied Irish Banks, p.l.c.’s Annual Report on Form 20-F/A for the fiscal year ended December 31, 2009, filed with the SEC on September 27, 2010; file number 001-10284)
4.8	ELG Scheme Guarantee Scheme Agreement – AIB Group (UK) plc (incorporated by reference to Exhibit 4.8 to Allied Irish Banks, p.l.c.’s Annual Report on Form 20-F/A for the fiscal year ended December 31, 2009, filed with the SEC on September 27, 2010; file number 001-10284)
4.9	ELG Scheme Guarantee Scheme Agreement – Allied Irish Banks North America Inc (incorporated by reference to Exhibit 4.9 to Allied Irish Banks, p.l.c.’s Annual Report on Form 20-F/A for the fiscal year ended December 31, 2009, filed with the SEC on September 27, 2010; file number 001-10284)
4.11	NPRFC Subscription Agreement (incorporated by reference to Exhibit 4.11 to Allied Irish Banks, p.l.c.’s Annual Report on form 20-F for the fiscal year ended December 31, 2010, filed with the SEC on May 18, 2011; file number 001-10284)
4.13	The Placing Agreement (incorporated by reference to Exhibit 4.13 to Allied Irish Banks, p.l.c.’s Annual Report on form 20-F for the fiscal year ended December 31, 2010, filed with the SEC on May 18, 2011; file number 001-10284)
4.14	Acquisition Agreement dated 26 May 2011 among Allied Irish Banks p.l.c., the Minister for Finance of Ireland and the National Treasury Management Agency and EBS Building Society (incorporated by reference to Exhibit 4.14 to Allied Irish Banks, p.l.c.’s Annual Report on Form 20-F/A for the fiscal year ended December 31, 2011, filed with the SEC on February 27, 2013; file number 001-10284)
4.15	Note Purchase Agreement dated 26 July 2011 among Allied Irish Banks p.l.c. and the Minister for Finance of Ireland (incorporated by reference to Exhibit 4.15 to Allied Irish Banks, p.l.c.’s Annual Report on Form 20-F/A for the fiscal year ended December 31, 2011, filed with the SEC on February 27, 2013; file number 001-10284)
4.16	Relationship Framework dated 29 March 2012 specified by the Minister for Finance in respect of the relationship between the Minister for Finance and Allied Irish Banks, p.l.c.
8.1	Subsidiaries List
12.1	Certification of Chief Executive Officer pursuant to Section 302 to the Sarbanes-Oxley Act of 2002
12.2	Certification of Acting Chief Financial Officer pursuant to Section 302 to the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer pursuant to Section 906 to the Sarbanes-Oxley Act of 2002
13.2	Certification of Acting Chief Financial Officer pursuant to Section 906 to the Sarbanes-Oxley Act of 2002