Form 20-F
period 2013-12-31
ALLIED IRISH BANKS PLC
filed 2014-04-25
CIK 850364

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2013

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

Ordinary shares of EUR 0.01 each	521,296,831,617

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

This document contains certain forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of the Group and certain of the plans and objectives of the Group. In particular, among other statements in this Annual Financial Report, with regard to management objectives, trends in results of operations, margins, risk management, competition and the impact of changes in International Financial Reporting Standards are forward-looking in nature. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘may’, ‘could’, ‘will’, ‘seek’, ‘continue’, ‘should’, ‘assume’, or other words of similar meaning. Examples of forward-looking statements include among others, statements regarding the Group’s future financial position, income growth, loan losses, business strategy, projected costs, capital ratios, estimates of capital expenditures, and plans and objectives for future operations. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking information. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These are set out in ‘Risk factors’ on pages 61 to 66. These factors include, but are not limited to the Group’s access to funding and liquidity, impacted by the financial instability within the eurozone; constraints on liquidity, and market reaction to factors affecting Ireland and the Irish economy have created a challenging environment for the management of the Group’s liquidity; the Group’s business may be adversely affected by a deterioration in economic and market conditions; contagion risks could disrupt the markets and adversely affect the Group’s financial condition; the Group faces market risks, including non-trading interest rate risk; the Group is subject to rigorous and demanding Government supervision and oversight; the future of the Group’s business activities are subject to possible interventions by the Irish Government or the disposal of the Irish State’s ownership interest in the Group; the Group may be subject to the risk of having insufficient capital to meet increased minimum regulatory requirements; the Group’s business activities must comply with increasing levels of regulation; the Group’s participation in the NAMA Programme gives rise to certain residual financial risks; the Group may be adversely affected by further austerity and budget measures introduced by the Irish Government; the value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements, and estimates that may change over time, or may ultimately not turn out to be accurate, and the value realised by the Group for these assets may be materially different from their current, or estimated, fair value; the Group’s deferred tax assets depend substantially on the generation of future profits over an extended number of years; the Group is subject to inherent credit risks in respect of customers and counterparties which could adversely affect the Group’s results, financial condition and future prospects; the Group faces heightened operational risks; the Group’s risk management strategies and techniques may be unsuccessful; and there is always a risk of litigation arising from the Group’s activities. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made. AIB cautions that the foregoing list of important factors is not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and events when making an investment decision based on any forward-looking statement. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Annual Financial Report may not occur. The Group does not undertake to release publicly any revision to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof.

Financial highlights

	2013 € m		Restated 2012 € m	*
Results
Total operating income	1,710		621
Operating loss	(1,697)		(3,744)
Loss before taxation from continuing operations before exceptional items(1)	(1,450)		(2,838)
Loss before taxation from continuing operations (including exceptional items)	(1,687)		(3,729)
Loss attributable to owners of the parent	(1,597)		(3,557)

Per ordinary share
Loss – basic from continuing operations	(0.3	c)	(0.7	c)
Loss – diluted from continuing operations	(0.3	c)	(0.7	c)
Dividend	–		–
Dividend payout	–		–
Net assets	€ 0.02		€ 0.02

Performance measures
Return on average total assets	(1.32%)		(2.7%)
Return on average ordinary shareholders’ equity	(21.82%)		(36.0%)

Statement of financial position
Total assets	117,734		122,501
Ordinary shareholders’ equity	6,994		7,855
Shareholders’ equity	10,494		11,355
Loans and receivables to customers including held for sale	65,741		73,325
Customer accounts	65,667		63,610

Capital ratios
Core tier 1 capital	14.3%		15.2%
Total capital	16.6%		17.8%

(1)Exceptional items are detailed on page 23 of the Management report.

*Restated due to accounting policy for employee benefits (note 60).

Chairman’s statement

The past year is one in which AIB made consistent progress in achieving the bank’s business objectives. Progressively rebuilding trust with our customers, restoring the bank to better financial health and playing a robust role in the recovery of the Irish economy were critical priorities for the bank and we made solid progress across all these areas throughout 2013.

Evidence of AIB’s pace of change is clear. We achieved significant cost restructuring, improved levels of lending, finalised the asset disposals required in our deleveraging plan, made tangible progress towards resolving the arrears problem, and completed four issuances in the funding markets. Stabilisation of the bank is now well advanced and we look forward to a return to profitability before tax during 2014. It has not been an easy journey for any stakeholder in AIB and while the path ahead is more encouraging, a number of challenges remain, for the bank and the wider Irish economy.

The AIB Group’s UK operations, Allied Irish Bank (GB) and First Trust Bank in Northern Ireland also saw significant progress in continuing to win business in challenging environments.

Acutely aware of the financial stress facing many of our customers, AIB has progressively built its capabilities to deal more expeditiously with arrears and customers in financial difficulty. It is a significant task. The process is, by definition, labour-intensive and each case requires understanding, empathy with the difficulties facing customers, patience as well as persistence, but we are making significant inroads to reach appropriate, sustainable solutions in scale.

Our priority remains as it was – to agree sustainable solutions with customers where possible. This requires borrowers in arrears to prioritise their mortgage debt, and pay back what is, affordable in the context of reasonable living expenses. We believe the loan loss provisions already made to date are sufficient to allow the debt restructuring that may be required.

Engagement is the key to reaching long-term arrears resolutions and in order to increase this we have actively sought to explore new avenues. This has included ongoing engagement with consumer advocacy groups.

A large portion of the national debate around arrears has been focused on the issue of mortgage arrears, to a far greater degree than that of SME arrears. This is despite the fact that SME arrears, in monetary terms, are the larger issue for AIB. As part of the overall resolution process AIB is making significant progress and continues to devote considerable time and resources working to return troubled SMEs to viability.

When it comes to banking services, we do not believe the concept of “free banking” is sustainable over the long term. AIB has endeavoured to price its services to cover the costs incurred and offers more cost effective online, self-service and paperless options. Charging for our services must mean, however, that we continue to improve and focus on our customer service levels.

Whilst remaining prudent in the application of lending standards, AIB allows branch managers discretion to approve certain loan requests, as well as reinforcing the market and sectoral expertise of its relationship management teams. I firmly reject any assertion that the bank is not lending – it is vital to our customers as well as the bank that we provide credit and we welcome constructive engagement to improve our offerings and resolve specific customer concerns.

There has been much commentary about the possible need for further recapitalisation after the Euro-wide stress tests later this year. AIB remains robustly capitalised relative to our minimum regulatory requirements and, unless external extenuating circumstances beyond our control dictate otherwise, I do not envisage any change in that situation.

Fulfilling the necessity to develop a banking model fit for the future has, and will continue to involve enormous determination on the part of AIB’s Board, management and employees. We remain constantly aware and thankful for the support of the Irish taxpayer since the economic crisis began and our focus now is to deliver a return to the State over time as market conditions permit. After five years of economic turmoil, we are at last seeing welcome signs of a turnaround. In order to survive as a bank of systemic importance to the economy and in order to restore our customers’ lost trust, we had to undertake radical reform.

After a year of solid progress in 2013, I am very satisfied that AIB’s recovery strategy allows us to play an increasingly important and beneficial role in Ireland’s recovering economy. One of our objectives is that AIB will progressively move back into private ownership and we will work closely with the Government on how and when is best to achieve this, taking into account the capital structure of the bank in the context of emerging regulatory requirements. While dealing with a number of legacy issues, the bank’s strategy is progressing and is evident in these annual results and we are focused on achieving our goals notwithstanding the ongoing challenges facing the bank.

In difficult circumstances, the bank’s employees continue to work extremely hard and frequently absorb much criticism – and I thank them for implementing the required changes and for striving to provide a consistently professional and reliable service to our customers. I also wish to sincerely thank our colleagues who have left the organisation in 2013 for their contribution to the bank and I wish them success in their future endeavours.

In summary, to our customers and the Irish public, I again say thank you for your ongoing support. The Department of Finance and the Central Bank of Ireland continued to work closely and proactively with AIB throughout 2013. Finally, I would like to acknowledge the on-going support and dedication of the Board of Directors. Together we look forward to reaching our mutual goal – a sound, reliable and profitable AIB. No effort will be spared in the achievement of this objective.

David Hodgkinson

Chairman

4 March 2014

Chief Executive’s review

In the second year of our three-year strategic plan, we have met, and in some cases exceeded our targets in the delivery of our business agenda despite a challenging but improving external environment. We remain focused on sustainable growth and returning to profitability during 2014. Notwithstanding the ongoing challenges facing the bank, we are more optimistic for the outlook of both the bank and the Irish economy.

Strategic Objectives

Introduction

2013 was a year of steady progress at AIB as we implemented our key strategic objectives which saw the bank return to pre-provision, pre-exceptional operating profit for the year. A number of important milestones have been reached and the fundamentals of AIB’s operating performance are now trending more positively both from a bank and economic perspective.

Pre-provision operating profit was achieved

AIB’s financial performance in 2013 was a significant improvement on 2012, with pre-provision, pre exceptional operating profit of € 445 million in 2013. This was achieved in part through continued positive momentum in our Net Interest Margin (“NIM”) which has increased by 15 basis points from 2012, to an average of 1.37% in 2013 excluding Eligible Liabilities Guarantee (“ELG”) costs. NIM increased by 27 bps from 2012 to an average of 1.54% in 2013 excluding ELG and NAMA bonds.

ELG costs have reduced by € 215 million without materially impacting deposit balances. The bank has maintained an ongoing strong focus on efficiency and cost reductions particularly since mid 2012, the benefits of which were evidenced in 2013, with a € 278 million or 16% year-on-year, reduction in operating expenses, pre exceptional items.

Impairment charges reducing

There has been stabilisation in the asset quality of our loan portfolios and the pace of growth in impaired loans, has slowed, relative to 2012, with the overall level of impaired and criticised loans reducing. Impairments and arrears in our mortgage portfolios increased during 2013, however, the pace of increase has slowed compared to 2012.

Our provision charges were € 625 million lower in 2013 than in 2012. The bank determines impairment provisions on an ongoing basis in accordance with IFRS accounting standards, which takes into account impairment triggers, collateral valuations and the timing of realisation. In arriving at the 2013 total credit impairment provisions charge of € 1.9 billion, the Group also considered the Central Bank of Ireland’s (“CBI”) Balance Sheet Assessment (“BSA”) findings and impairment guidelines. The bank’s own assessment of the impairment charge for 2013 is substantially consistent with all of the BSA mean provision finding of € 1.1 billion. Our specific impairment provision coverage is now 55%. Including impairments and exceptional items, the bank’s loss before tax reduced by € 2.0 billion to € 1.7 billion for 2013.

Balance sheet dynamics stabilising

Our gross loan book reduced by € 7 billion in 2013, due to sales of non-core assets as well as amortisation exceeding demand for new credit. The Central Bank of Ireland’s PLAR non-core deleveraging target of € 20.5 billion was completed in September 2013, ahead of schedule and within capital assumptions. Our loan to deposit ratio reduced to 100% reflecting both increased customer accounts and a reduction in net loans. Our core tier one capital ratio, was 14.3%, well above the minimum regulatory requirement of 10.5%. Based on the transitional provisions of CRD IV, the Group’s pro-forma CET 1 ratio, including the 2009 Preference Shares is estimated at 15.0% as at 31 December 2013.

Meeting targets in relation to arrears management

Arrears management and implementing resolutions for customers in financial difficulty has been a key focus of AIB during 2013 and has been designated as the number one area of focus for the bank.

AIB met the quarterly Mortgage Arrears Resolution Targets for sustainable offers during 2013. We have developed a range of tailored permanent solutions and we are implementing resolutions for customers who are engaging with the bank and who are prioritising their mortgage repayments.

We are making tangible progress in restructuring our facilities to SME customers in financial difficulty and are implementing a range of solutions across various asset classes. We aim to have completed a significant portion of SME restructures by the end of 2014 with co-operating customers while implementing our strategy of supporting viable businesses and protecting jobs where possible.

Successful return to the funding markets

Our funding profile was strengthened during 2013, due to stabilisation in both customer account balances and pricing together with the market issuances of € 2 billion. These issuances, which included two Asset Covered Securities, the first Credit Card Securitisation in the Irish market and Senior Unsecured funding demonstrated further normalisation of market conditions.

Expected approval of the EU Restructuring Plan

AIB, through the Department of Finance, has been in detailed discussions with the European Commission to finalise the terms of the bank’s EU Restructuring Plan. The bank expects to implement a range of commitments in line with operational expectations, given the restructuring that has taken place to date, and anticipates approval of the plan in the short term.

Employee commitment to our strategic objectives

The engagement, dedication and professionalism of AIB employees has remained outstanding in the face of significant restructuring following the reduction of c.3,600 employees since June 2012, including those who have left under our voluntary severance programme.

6

I thank and commend all my colleagues for their hard work and commitment to AIB despite the many challenges.

Customers

We are well positioned in our customer businesses, we have leading market shares across the bank’s key product lines in Ireland and we continue to invest in our franchise. We are committed, to supporting our customers and economic recovery in Ireland by providing credit and a wide range of products to our personal, business and corporate customers. We approved over € 7 billion in mortgage, personal, SME and corporate lending into the Irish economy during 2013 and we are targeting € 7 billion to € 10 billion in lending approvals per year over the next five years.

Delivering differentiated customer service

During 2013, we continued to make investments in our branch transformation agenda and added further enhancements to our digital offering including the launch of tablet banking, the opening of a digital banking location called “The Lab” (learn about banking) and a continued integration and alignment of branch and online banking services for both personal and business customers. We also launched a comprehensive customer experience programme to enhance customer service insight and will continue to use the outputs to shape future offerings.

Focused on lending to Irish SMEs

We are focused on delivering a sectoral led approach which is customer centric. In partnership with key industry bodies, we are undertaking a series of ‘Outlook Research Reports’ across the SME sector of which five were launched during 2013 covering the retail, hotel, dairy, licensed trade and energy sectors. The findings of these extensive reports represent the views of SMEs across a broad spectrum of the economy. AIB exceeded the Irish Government’s € 4 billion SME lending target in 2013 by approving credit to c.32,000 customers, including new, refinanced and restructured facilities. Lending approvals for new facilities increased year-on-year, with an improvement in market conditions in the fourth quarter.

In line with our sectoral strategy, and to meet the need of individual SME sectors, we have recruited expertise from some key growth sectors of the market such as Retail, Energy, Hospitality and Tourism, Healthcare and Life Sciences and Export which will complement our strong Agri team into the future.

The Irish mortgage market remains a key priority for the bank

The pace of drawdowns in the market in 2013 improved as the year progressed, however, the size of the market remains at historically low levels reflecting supply and demand dynamics in certain parts of the country, as well as underlying market conditions.

AIB has maintained a leading position with c. 38% market share of drawdowns in 2013, and approved mortgage lending to over 7,200 mortgage customers.

We have continued to develop our online presence and launched an online mortgage calculator and application, including an online sanction in principle facility. As well as our online presence, we also have a multi-channel distribution model which expands across branches, brokers and the EBS branch network.

Growth in Irish Corporate lending approvals

The corporate market was very active throughout 2013 and our Corporate business has a leading position in this sector. Corporate lending approvals to new and existing customers increased in comparison to 2012 and we maintained our status as the leading bank of choice for FDI companies in Ireland. We have a strong and active pipeline to support our business goals and our customer strategy is built on service and relationship.

AIB GB and First Trust Bank

The economic outlook for Northern Ireland and Great Britain improved in 2013 and AIB UK remains a core component of AIB’s long term strategy. We are focused on growing the business while continuing to emphasise cost control and greater synergies with the domestic core bank

Outlook

Relationship with the Irish Government

We believe that re-establishing AIB as a profitable, investable bank is the best way to provide opportunity for the Irish Government to begin to recover the State’s investment. Creating a stable and profitable model is a key strategic priority for the bank in order to return capital to the Irish Government over time. The bank continues to engage closely with the Department of Finance in line with the terms of the March 2012 Relationship Framework.

Reviewing options in relation to the bank’s capital structure

During the course of 2014 we intend to provide further guidance on AIB’s capital targets. The Department of Finance has indicated that it will enter into discussions with AIB during 2014 regarding AIB’s future capital structure, including the potential conversion of the 2009 preference shares into equity and potential options, in respect of the contingent capital notes. Any possible actions would be subject to all required shareholder and regulatory approvals. The potential conversion of the 2009 Preference Shares into equity and the resulting clarity regarding AIB’s “fully loaded” CRD IV CET1 position is considered a key step towards capital structure simplification.

Forward looking considerations

We made continuous and steady progress during 2013 however, a number of challenges remain as we seek to return the bank to fully normalised operations. While economic conditions improved in Ireland in 2013, unemployment levels remain elevated and recovery in the property market is still at an early stage. The bank’s operating performance will be influenced by the continued stabilisation in the economic environment in Ireland, the UK and

7

Chief Executive’s review

the Eurozone, sustained recovery in business and consumer confidence, continued reductions in unemployment levels, an increase in credit demand, as well as the ongoing commitment and dedication of employees. Notwithstanding these and other dependencies, I remain confident of our ability to deliver against our strategic objectives in the coming period and our stated aim of returning to sustainable profitability during 2014 remains on target. The bank’s forward strategy will continue to focus on:

–	Supporting sustainable new lending in the markets in which we operate with a target medium term net interest margin of > 2.0% and a loan to deposit ratio of 100 – 120%.
–	Implementing sustainable permanent solutions for our mortgage and SME customers in financial difficulty.
–	Continuing to manage our cost base while investing in enhancing the bank’s customer franchise and employees with a medium term target cost income ratio of < 50%.
–	Ensuring ongoing measured engagement with the funding markets.
–	Taking appropriate steps to deliver a path to a transparent CRD IV capital structure with a medium term target “fully loaded” CET1 ratio > 10%.
–	Reducing impairment charges, subject to economic conditions, with impairment provision charges of < 65 bps over the medium term.

David Duffy

Chief Executive Officer

4 March 2014

Corporate Social Responsibility

AIB seeks to make a positive contribution to the communities in which we and our customers operate. Central to this is our strategic objective to contribute to economic recovery in Ireland over time. The following section gives a brief overview of some of the actions undertaken by the bank as part of its four pillars of Corporate Social Responsibility activity in supporting these goals.

AIB in the Community

At AIB, we recognise that our involvement and responsibility extends beyond commercial activities and AIB has an established culture of encouraging staff to actively support a wide variety of groups in our local communities. AIB is actively involved in financial education initiatives in communities and schools, and supports organisations such as the National Consumer Agency and Junior Achievement in their financial education programmes.

AIB has been associated with the GAA for over 30 years and 2013 marked AIB’s twenty second year as official sponsor of the GAA Football and Hurling All-Ireland Club Championships, which now encapsulates Junior, Intermediate and Senior level. In October 2013, AIB also announced the additional sponsorship of the AIB Camogie All Ireland Junior, Intermediate and Senior Club Championships. The Bank seeks to support clubs throughout the country and elevate the profile of the AIB GAA Club Championships.

AIB’s Add More Green Programme continued in 2013 with AIB supporting the Grow It Yourself (“GIY”) Get Ireland Growing Fund, a community and environmental project. This fund is open to community groups, schools, allotments, community gardens and not-for-profits looking to develop or enhance an existing community food-growing initiative. In 2013, a total of 72 community food projects nationwide received grants from the GIY Get Ireland Growing Fund.

In 2013, AIB supported the Press Photographers Association of Ireland for the eleventh consecutive year in the Photojournalism Awards. These awards are open to members of the Press Photographer’s Association of Ireland, and celebrate and reward excellence in Irish photojournalism. The AIB Photojournalism Exhibition visited 20 AIB branch locations nationwide and other venues throughout Ireland during the year. Classes for schools, camera clubs and photography students were also held.

AIB continued to support a number of charities across the country by organising a wide range of fundraising activities throughout the year. For example, various charities were invited into AIB Bankcentre to take part in a charity Christmas market in December. The money raised by purchases and donations made by AIB staff on the day made a tangible difference to these causes. EBS also continued its charity support with an ongoing partnership with Temple Street Children’s Hospital in Dublin. AIB GB and First Trust also undertook numerous staff fundraising initiatives throughout 2013 and the GB Staff Care Committee made its annual charity donation.

AIB and the Environment

AIB continued to make progress in 2013 in the areas of energy and environmental management, with foundations laid for further work in 2014. AIB made its annual return to the Carbon Disclosure Project in May 2013 which showed an overall score of 85% for disclosure, moving from a performance band ‘C’ to a performance band ‘B’. AIB retains its position as a ‘Carbon Leader’, (exceeding the requisite score of 75%), demonstrating AIB’s commitments and continued improvements within the energy and environmental management delivery.

In 2013, AIB undertook a project to commence implementation of an environmental management system (ISO14001 environmental management standard) and is on track to be awarded this standard in 2014 for its Bankcentre location.

AIB are working closely with the Sustainable Energy Authority of Ireland (“SEAI”) to promote energy efficiency and reduction of energy consumption. Considerable work has been completed to date with the objective of achieving the ISO50001 energy management standard in 2014.

Energy related projects undertaken included: upgrading in energy monitoring systems in head office locations; the addition of metering and monitoring systems for all catering facilities of significant size; development of an energy utility database and an upgrade of lighting control systems in Bankcentre.

Finally, in December 2013, AIB announced that it intends to make € 100 million available for lending to enable Irish SMEs to lower their energy bills – with the bank taking into account the projected savings from energy efficiency projects when calculating a borrower’s repayment capacity.

AIB in the Marketplace

We are actively seeking to support economic recovery in Ireland through the provision of products and services to our business and personal customers. As part of this strategy in 2013, we continued to develop our customer proposition for our personal and business customers.

With the majority of AIB banking transactions now taking place away from the branch counter, we continued to invest in our technology banking platform in 2013. We increased investment in our physical banking infrastructure including the deployment of self-service banking kiosks and enhanced our offerings with improved availability and functionality of Intelligent Deposit Devices which are now in place at many branches nationwide. Our dedicated digital banking store “The Lab” opened in Dundrum Town Centre, Dublin, allowing customers to learn about the use of existing and emerging technologies in banking services. These enhancements to our physical branch network were made in tandem with improvements to our mobile and internet banking capabilities for our business and personal customers.

Corporate Social Responsibility

AIB‘s strategy for the SME market has taken on a strong sectoral focus as we examine and address the specific needs of individual SME sectors. As part of our strategy development, we are aligning our strategy to those sectors of the market with the strongest potential to contribute to the recovery of Ireland and thus create jobs.

A core part of our new SME strategy is that we are equipped to support business needs across sectors and business disciplines. Progress has been made in recruiting external expertise from some key growth sectors to further develop our sectoral knowledge. AIB commissioned significant research throughout 2013, to deepen our understanding of customers’ needs, resulting in a series of sectoral ‘Outlook’ reports. The reports analysed the key issues and opportunities in particular sectors within the Irish economy, offering opinion from relevant stakeholders. Five comprehensive reports have been issued to date focusing on the retail, hotels, licensed trade, dairy and energy sectors of the Irish economy.

Finally, AIB continued to support a number of national SME and Agricultural events throughout 2013, including the SFA National Small Business Awards, Business and Finance Awards and the National Ploughing Championships.

AIB and our people

Our employees are central to recovery at AIB and in 2013, we made tangible progress on our strategy of engaging with our employees across the business. We began the year with the launch of our new performance management programme which focused on aligning individual employee objectives more closely with AIB’s strategic priorities. In 2013, we also made a significant investment in our people leadership agenda. This included the launch of our first People Leadership Summit which was attended by over 1,300 people leaders across the Bank. We also launched an employee survey, achieving significant overall response rates from employees which is being used to improve engagement levels across the bank. We will continue to focus on improving employee engagement during 2014.

Business Overview

In the latter part of 2012 AIB commenced organising its internal structure to a more customer centric model comprising the following key segments: Domestic Core Bank (“DCB”), AIB UK,

Domestic Core Bank Overview

Business description

The Domestic Core Bank is made up of two business areas – Personal, Business & Corporate Banking and Products.

Products

The Products area is responsible for portfolio and balance sheet management. It provides a portfolio of banking products for distribution across the bank. Through focused pricing strategies, the business area balances customer value with delivery of an appropriate return for the Bank. The area continues to redesign and simplify the bank’s product portfolio to facilitate a digitally-enabled omni-channel distribution strategy with a customer centric focus. Products is also responsible for the bank’s treasury & capital markets functions including identification and execution of specific balance sheet restructuring initiatives.

Personal, Business and Corporate Banking

Personal, Business and Corporate Banking (“PBC”) services the personal, business and corporate customers of AIB in the Republic of Ireland including wealth management services. PBC has a strong presence in all key sectors including SMEs, mortgages, personal banking and corporate banking. It provides customers with choice through a range of delivery channels consisting of a network of 200 AIB branches/outlets, 74 EBS offices, 10 business centres, c. 755 ATMs and AIB phone and internet banking as well as a partnership with An Post offering services at over 1,000 post offices nationwide.

Complementing the physical distribution channels of branches (including EBS) and business centres, is AIB’s Direct Channels operation, offering self service capability through self-service kiosks and automated payments including telephone, internet, mobile and tablet banking.

The Wealth Management unit delivers wealth propositions to AIB customers, tailored to the needs of specific customer segments, including a Private Banking offering to high net worth clients. AIB Corporate banking provides a fully integrated relationship-based banking service to top-tier companies, both domestic and international, including financial institutions, Irish commercial state companies and large multinationals.

and Financial Solutions Group (“FSG”). Reporting on this new segment basis commenced in 2013. The following pages provide an overview of these business segments.

Customers	31/12/13	People & places	31/12/13
Personal	c. 2.0m	Staff (FTE)	5,185
Business	c. 180k	AIB Branches	200
Corporate	c. 1.3k	EBS offices	74

Balance sheet	31/12/13	Contribution statement	Year 2013
Gross loans	€ 48bn	Total income	€ 1,433m
New lending drawdowns	€ 3bn	Operating contribution(1)	€ 683m
Customer accounts	€ 54bn	Cost income ratio	52%

EBS Limited, whilst part of the AIB Group, operates as a standalone, separately branded subsidiary of AIB with its own banking licence. EBS operates in the Republic of Ireland and has a countrywide network of 74 offices. EBS’s network gives it a physical presence in communities across Ireland and this is important in allowing it to provide a high quality personal service to its customers. EBS offers residential mortgages and savings products, bancassurance, personal banking and general insurance products on an agency basis.

Customer Strategy

The strategy for the Domestic Core Bank is to be a customer-led bank. AIB’s customer strategy is enabled by digital technology. Global consumer trends show that more and more consumers are using technology to make their lives easier. AIB is enabling its customers with technology to give greater flexibility as to how and when they want to interact with the bank. The bank’s continued investment and development of technology complements the existing ways of banking through branch and phone channels, providing customers with an omni-channel banking experience.

(1)Contribution before central costs, provisions and exceptional items.

Domestic Core Bank Overview

Personal Customers

For personal customers, AIB wants to be their bank of choice; a bank where customers choose to come to and be with because of the proposition and service provided. AIB’s customer proposition is a combination of the wide range of products offered, relationship management approach and the capability customers have, to do their banking across multiple channels from branches through to online, mobile and tablet.

In 2013 customers continued to adapt to digital technology. 465,000 customers do their banking at a time and place that suits them using the Mobile Banking app on their smartphones. AIB launched Tablet Banking where a key feature is the ‘My Money Manager’ tool. Customers are using this tool to classify their spending, create budgets and set savings goals helping them to manage their finances. AIB also launched its smartphone person-to-person payments app called Me2U. Customers send money to their friends by simply using the receiver’s mobile phone number on Me2U.

For customers looking for mortgages in 2013, AIB estimates it provided c. 38% of all mortgage drawdowns and supported First Time and Second Time Buyers with financing their new home and providing funds to refurbish existing homes.

Business Customers

AIB is focused on Business Customers through a sectoral strategy approach. This strategic approach allows AIB to understand the challenges and opportunities that exist for customers in those sectors. To support this approach, in 2013 AIB commissioned in-depth research in partnership with key industry experts, on a number of sectors. AIB launched a series of sectoral research reports focused on specific sectors to include, Retail, Hotels, Dairy, Energy and the Licence Trade. AIB will continue with this programme in 2014.

AIB launched a series of funds in 2013 demonstrating commitment to customers. These included a €200m Renewable Energy Fund, €100m Energy Efficiency Finance Fund and a €200m EIB SME Loan Fund. In addition, a €50m Agri Loan Fund was made available to promote credit for farming customers in the agri sector, during the harsh weather conditions of early 2013. AIB also launched the Small Business Internet Banking facility with enhanced capabilities on Internet Banking for SME customers to make banking online easier and more useful for them.

Corporate Customers

For corporate customers, AIB continued to develop and deepen relationships with existing and new corporate customers throughout 2013. AIB maintained its position as the No 1 bank of choice for providing banking services to Foreign Direct Investment companies in Ireland in 2013.

Investing in Distribution

To allow AIB to continue to serve its Personal, SME and Corporate customers, AIB have continued to invest in its physical channels.

AIB continues to maintain the largest physical distribution capability of any of the financial institutions in Ireland, with its branch locations, EBS offices in addition to its banking relationship with An Post.

In 2013, although AIB closed some branch locations, the bank has continued to invest in branches. AIB opened a new branch of the future in Dublin called the LAB (‘Learn About Banking’). The Lab is an innovative learning and research banking store focused on helping customers to maximise their use of existing and new technologies in banking services. AIB continued to invest in Self-Service lobbies, with 11 now open, and plans to open more lobbies in 2014. These lobbies allow customers to do their banking outside of normal banking hours. In addition, AIB also continued to upgrade and invest in branches across the country to allow AIB to better serve its customers.

DCB Franchise in figures

•	2.2 million customers - 125 thousand net new customers in 2013
•	465 thousand mobile banking users(1)
•	c. 900 thousand internet banking customers(1)
•	AIB.ie - 62 million visits in 2013
•	> 33% of personal product sales conducted through direct channels in 2013
•	Exceeded Government’s € 4 billion SME lending approvals target
•	22% increase in SME new money lending approvals from 2012
•	34 thousand SME lending applications with a 92% approval rate
•	Estimated c. 38% mortgage drawdowns market share
•	> 70% increase in mortgage drawdowns H2 2013 v H1 2013
•	11% increase in mortgage sanctions H2 2013 v H1 2013
•	€ 7 billion in lending approvals for customers in 2013

(1)As at February 2014

AIB UK Overview

Business description

The AIB UK segment operates in two distinct markets, Great Britain and Northern Ireland, with different economies and operating environments. The segment’s activities are carried out primarily through AIB Group (UK) p.l.c., a bank registered in the UK and regulated by the Financial Conduct Authority and the Prudential Regulation Authority. In addition, Structured Lending Solutions for the UK deals with all its customers in difficulty, and principally manages assets that are in AIB UK Loan Management and the UK Corporate Banking branch of AIB plc.

Great Britain

In this market, the segment operates under the trading name Allied Irish Bank (GB) from 20 locations in major business centres in Great Britain. The head office is located in Central London with a processing centre based in Belfast. A full banking service is offered to business customers (primarily owner managed businesses and professional services firms) and associated high net worth individuals with a strong focus placed on supporting British Irish Trade.

Northern Ireland

In this market, the segment operates under the trading name First Trust Bank from 32 branches and outlets throughout Northern Ireland. The First Trust Bank head office is located in Belfast, together with a processing centre. A full service, including online, mobile and telephone banking is offered to business and personal customers across a range of customer segments, including professionals, high net worth individuals, SMEs, as well as the public and corporate sectors.

Both of these institutions remain a core element of the future strategy for the bank.

Performance

The financial performance in 2013 has been achieved in an economic environment that has been particularly challenging in Northern Ireland and in the regions of GB, with resilient economic conditions in London and South East Great Britain.

Despite that challenging backdrop the bank is engaging in new business in both FTB and GB. The strength of our brands and the dedication of our employees demonstrates to customers that the bank can genuinely differentiate on quality of the service.

AIB GB

We believe that customers bank with Allied Irish Bank (GB) because of the quality of its customer service and its delivery of genuine relationship banking for businesses.

‘Tailoring services to British businesses’

Allied Irish Bank (GB) has a long history of banking in Great Britain and can trace its roots back to London in 1825. Allied Irish Bank (GB) operates from 20 locations in major business centres across Great Britain and employs 700 staff. A full range of business banking, corporate banking and international trade services are available from Allied Irish Bank (GB), as well as dedicated wealth management, personal banking and direct savings

Customers	31/12/13	People & places	31/12/13
GB	85k	Staff (FTE)	1,303
FTB	286k	Branches	52

Balance sheet	31/12/13	Contribution statement	Year 2013
Gross loans	£ 11bn	Total income	£ 209m
New lending drawdowns	£ 1bn	Operating contribution(1)	£ 64m
Customer accounts	£ 9bn	Cost income ratio	69%

services. GB has also achieved considerable success in terms of deposit gathering from its traditional core relationship deposits in the branch network as well as its new Savings Direct retail offering via remote channels.

‘Award-winning commitment to exceptional service’

It is a testament to the Bank’s long standing commitment to exceptional customer service, that Allied Irish Bank (GB) boasts an impressive history of business awards. Winner of Best Business Fixed Account provider at Business Moneyfacts Awards in 2013. Moneyfacts Awards Finalist in three categories: Business Bank of the Year 2013, Best Service from a Business Bank 2013 and Best Business Card Provider 2013. Multiple former winner of Britain’s Best Business Bank from the Forum for Private Business.

First Trust

Throughout 2013, First Trust Bank has been actively promoting its ‘Open for business’ agenda with a clear focus on strengthening customer relationships and capitalising on new business opportunities, particularly in relation to home loans and SME lending.

In 2013 the Bank launched a new suite of mortgage products which have successfully achieved Moneyfacts 5* ratings. A mobile banking website and app were also launched to customers in June 2013, with significant numbers of downloads achieved in the first few months. Free Wifi was installed in all First Trust Bank branches from October 2013, primarily as an enabler for customer education and support in relation to online and mobile banking technologies.

For the SME market, two business lending funds have, and continue to be, actively promoted: the Business Support Fund and the Owner Managed Fund. Both offer transparent pricing with a clear application process in direct response to feedback from local SME customers. The Bank is keen to ensure that credit demand for viable business is met; thereby ensuring it plays its part in the recovery of the NI economy.

UK Structured Lending Solutions (“SLS”)

As a result of loan transfers AIB UK set up SLS to deal with all its customers in difficulty. This will ensure there is a centre of expertise where the right people with the appropriate products can tailor solutions for each customer on a case by case basis. In all cases possible AIB UK will work with its customers whether they be mortgage holders, SME’s or Corporate to establish a path back to affordability/viability. The emphasis is on early engagement as it is mutually beneficial for the bank and customers to manage issues in a constructive way.

(1)Contribution before central costs, provisions and exceptional items.
13

Financial Solutions Group Overview

Business description

The Financial Solutions Group (“FSG”) is a segment dedicated to supporting business and personal customers in financial difficulties, including BTL (“Buy To Let”) mortgages. It also provides a service to DCB to manage its PDH (“Private Dwelling House”) arrears cases. The FSG team have the training, the focus and the products to tailor solutions for customers on a case by case basis. FSG consists of the following AIB business units:

•	FSG Corporate, Commercial, Retail

These three business units manage customers in financial difficulty, including corporates, SMEs and personal borrowers. The portfolio includes a wide spectrum of industries and asset types.

•	Arrears Support Unit

This unit includes AIB and EBS consumer mortgages that are either in arrears or in pre-arrears.

•	Third Party & Asset Managers

This team incorporates centralised asset management, litigation management and personal insolvency units.

•	Third Party Servicing

Third Party Servicing in AIB is a service provider to NAMA, assisting NAMA in the management of a portfolio of assets acquired by NAMA from AIB.

Strategy

FSG comprises staff trained in financial restructuring and applies tailored solutions through the use of established treatment strategies, focused on:

•	supporting viable customers back to financial health where feasible
•	ensuring consistent and fair treatment of all customers in compliance with regulatory and bank policy
•	fulfilling all of its business and service obligations to NAMA as third party servicers to a substantial portfolio of NAMA assets

In order to be efficient and effective AIB have restructured the business to create a flatter, more streamlined, centralised operating model with regionalised teams that:

•	can enable the delivery of FSG’s strategic objectives
•	is fully aligned with AIB’s model
•	is organised on a regional basis in line with business requirements and the structure of its domestic bank
•	enables implementation of differentiated customer treatment strategies
•	operate simplified and streamlined processes to enable AIB to accelerate the pace of restructuring
•	supports a high performance, team culture across the entire FSG business

Mortgage Arrears Resolution

AIB’s strategy is to stem the growth in arrears, to return as many loans as possible to performing status, and where necessary to make such modifications to loans as are necessary to have a sustainable outcome.

AIB’s focus is on replacing short term forbearance measures with sustainable solutions including where necessary legal options for

	2013	2012
Balance sheet(1)
Gross loans	€ 21.8 bn	€32.6 bn
Provisions	€ 11.6 bn	€13.8 bn
Net loans	€ 10.2 bn	€18.8 bn
Impaired loans	€ 18.3 bn	€23.4 bn
Impaired loans as a % of Gross loans	84%	72%
Provision coverage	64%	59%
Non-core deleveraging	Complete (€ 20.5bn)

non co-operating customers. Increasing levels of engagement with customers remains a crucial component of agreeing sustainable solutions.

The Central Bank of Ireland outlined Mortgage Arrears Resolution Targets in March 2013. In November 2013 the Central Bank of Ireland confirmed that in line with requirements AIB had reported sufficient proposed solutions to meet the target of 20% proposed sustainable solutions in Quarter 2 and 30% in Quarter 3. The bank has met the 50% target required for Quarter 4. In December 2013 and in line with the EU/IMF Programme, the Central Bank of Ireland set its expectation for end June 2014 which requires sustainable solutions offered to mortgage customers to reach 75% of over 90-days arrears and for concluded solutions to reach 35% by that date. AIB is focused on continuing to meet all relevant targets.

Non-core deleverage programme

On 24 September 2013 AIB confirmed completion of its deleveraging plan, a significant milestone in the bank’s overall restructuring as part of its strategy to return to sustainable profitability. Under the terms of the March 2011 Prudential Liquidity Adequacy Review (‘PLAR’) contained in the Financial Measures Programme, AIB was required to deleverage € 20.5 billion of non-core net loans by December 2013.

Despite challenging market conditions in recent years the plan has been achieved ahead of schedule with a positive capital variance versus the Financial Measures Programme Assumptions. Deleveraging of € 2.2 billion of non-core net loans was achieved in 2013. In addition, on completion of non-core deleveraging, € 6.7 billion of loans were transferred from FSG to other segments. See page 38 for further details.

(1)	Excludes PDHs where FSG provides a service to DCB to manage PDH arrears cases.

14

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

The following material transactions have taken place since 1983:

–	1983 - AIB acquired 43% of the outstanding shares of First Maryland Bankcorp (“FMB”), and completed the acquisition of 100% of the outstanding shares of common stock of FMB in 1989. Additional ‘bolt-on’ acquisitions were completed during the 1990s including, Dauphin Deposit Bank and Trust Company and subsequently, all banking operations were merged into Allfirst. In 2003, Allfirst was integrated with M&T Bank Corporation (“M&T”). Under the terms of the agreement AIB received 26.7 million shares in M&T, representing a stake of approximately 22.5% in the enlarged M&T;
–	1995 - AIB acquired a non-controlling interest in Polish bank Wielkopolski Bank Kredytowy S.A. (“WBK”). In 1999 AIB acquired an 80% shareholding in Bank Zachodni S.A. (‘Bank Zachodni’) from the Polish State Treasury. In June 2001, WBK merged with Bank Zachodni to form BZWBK, following which the Group held a 70.5% interest in the newly-merged entity;
–	1996 - AIB’s retail operations in the United Kingdom were integrated and the enlarged entity was renamed AIB Group (UK) p.l.c. with two distinct trading names, First Trust Bank in Northern Ireland and Allied Irish Bank (GB) in Great Britain; and
–	2006 - Aviva Life & Pensions Ireland Limited and AIB’s life assurance subsidiary, Ark Life, were brought together under a holding company Aviva Life Holdings Ireland Limited (“ALH”), formerly Hibernian Life Holdings Limited. This resulted in AIB owning an interest of 24.99% in ALH.

1.2 Developments in recent years

A key element of AIB’s pre-crisis market positioning was its involvement in the Irish property sector, which was the fastest growing segment of the Irish economy. From the late 1990s to 2006, the mortgage market in Ireland expanded rapidly as housing prices soared, driven in part by economic and wage growth and a low interest rate environment.

The global financial system began to experience difficulties in mid-2007 resulting in severe dislocation of international financial markets around the world with unprecedented levels of illiquidity in the global capital markets and significant declines in the values of asset classes. Governments throughout the world took action to support their financial systems and banks, given the critical role which properly functioning financial systems and banks play in economies.

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

The Irish Government recognised the pressing need to stabilise Irish financial institutions and to create greater certainty for all stakeholders. A number of measures were implemented by the Irish Government in response to the crisis including:

–	30 September 2008 - the Minister for Finance guaranteed certain liabilities of covered institutions, including AIB, until 29 September 2010;
–	13 May 2009 - a € 3.5 billion subscription into AIB by the National Pension Reserve Fund Commission (“NPRFC”) for the 2009 Preference Shares and 2009 Warrants;
–	December 2009 - The Minister for Finance established the Credit Institutions (Eligible Liabilities Guarantee) (“ELG”) Scheme which facilitates participating institutions issuing debt securities and taking deposits during an issuance window and with a maximum maturity of 5 years. AIB joined the ELG Scheme on 21 January 2010;
–	December 2009 - The Irish Government established the National Asset Management Agency (“NAMA”) which has acquired certain performing and non-performing land and development and associated loans from participating banks, with the aim of freeing up banks’ balance sheets and facilitating the easier flow of credit throughout the Irish economy. AIB transferred approximately € 20 billion of assets to NAMA during 2010 and 2011;
–	30 March 2010 - The original Prudential Capital Assessment Review (“PCAR”) announced by the Central Bank of Ireland (‘the Central Bank’) assessed the capital requirement of Irish credit institutions in the context of expected losses and other financial developments, under both base and stress-case scenarios, over the period from 2010 to 2012. A requirement was imposed on AIB, among other credit institutions, to strengthen and increase its capital base to help restore confidence in the Irish banking sector;
–	10 September 2010 - AIB announced the sale of its Polish interests to Banco Santander S.A. for a total cash consideration of € 3.1 billion. This transaction completed on 1 April 2011 and AIB generated core tier 1 capital of approximately € 2.3 billion as a result of the disposal;
–	4 November 2010 - AIB disposed of its stake in M&T generating core tier 1 capital of € 0.9 billion;
–	AIB also disposed of Goodbody Holdings Limited; AIB International Financial Services Limited; AIB Jerseytrust Limited; its 49.99% shareholding in Bulgarian-American Credit Bank and AIB Asset Management Holdings (Ireland) Limited, including AIB Investment Managers;
–	23 December 2010 - a direction order under the Credit Institutions (Stabilisation) Act 2010 with the consent of AIB, directed AIB to issue € 3.8 billion of new equity capital to the

NPRFC. This issuance ultimately resulted in the NPRFC’s shareholding in AIB increasing to 92.8%. This also resulted in the delisting of AIB’s ordinary shares from both the Main Securities Market of the Irish Stock Exchange and from the Official List maintained by the UK Financial Services Authority. AIB’s ordinary shares were subsequently admitted, in January 2011, to the Enterprise Securities Market of the Irish Stock Exchange. Furthermore, AIB announced in August 2011 that its American Depository Shares (“ADSs”) were delisted and ceased to be traded on the New York Stock Exchange.
–	On 24 February 2011, AIB acquired deposits of € 7 billion and NAMA senior bonds with a nominal value of € 12 billion from Anglo Irish Bank, pursuant to a transfer order issued by the High Court under the Credit Institutions (Stabilisation) Act 2010. AIB also acquired Anglo Irish Bank Corporation (International) PLC in the Isle of Man, including customer deposits of almost € 1.6 billion.
–	31 March 2011 - The Central Bank of Ireland published its ‘Financial Measures Programme Report’, which detailed the outcome of PCAR 2011 and Prudential Liquidity Assessment Review (“PLAR”) 2011 for certain Irish credit institutions, including AIB and EBS. The Central Bank stated that it had set a new capital target for AIB and EBS with a total of € 14.8 billion of additional capital to be generated. This additional capital requirement was satisfied in July 2011 through:
–	AIB’s placing of € 5.0 billion of new ordinary shares with the NPRFC at €0.01 per share, following which the NPRFC owned 99.8% of the ordinary shares of AIB. AIB had 521,261,151,503 ordinary shares outstanding at 31 December 2013;
–	Capital contributions totalling € 6.1 billion from the Minister for Finance (‘the Minister’) and the NPRFC;
–	The issue of € 1.6 billion of contingent capital notes at par to the Minister;
–	Burden-sharing measures undertaken with the Group’s subordinated debt-holders;
–	July 2011 - AIB completed the acquisition of EBS for a nominal cash payment of € 1.00. This transaction represented a significant consolidation within the Irish banking sector, resulting in the formation of one of two pillar banks in Ireland;

In addition, the following notable events occurred during 2013:

–	AIB disposed of its investment in ALH and re-acquired Ark Life, exclusively held for resale;
–	With effect from 28 March 2013 the ELG Scheme ended for all new liabilities reflecting improved and more stabilised funding conditions; and
–	The Central Bank of Ireland conducted a Balance Sheet Assessment (“BSA”)/Asset Quality Review (“AQR”) which concluded in November 2013. AIB did not have to raise additional capital to meet ongoing regulatory capital requirements of 10.5% core tier one capital ratio as a result of this process.

1.3 Competition

Republic of Ireland

Competition in the retail banking sector in the Republic of Ireland has changed significantly since 2008 as a result of the prolonged downturn in the Irish economy and changes to the operating models of both foreign and domestic institutions. The number of banks (both domestic and foreign) operating in Ireland has declined significantly from pre crisis levels and a majority of the banks still operating in Ireland have received state sponsored capital injections which has necessitated a restructuring of operating models as well as the transfer of property related assets to the National Asset Management Agency in some instances.

The focus of retail banking continues to be to provide sustainable credit to customers, in particular SMEs and mortgages to support stimulation of economic turnaround, provision of support for customers in financial difficulty, as well as retention and gathering of deposits. Activity in the mortgage market in 2013 was constrained due to limited supply of appropriate housing in many urban areas, however, a stabilisation in the housing market has led to increased competition and availability of credit. Deposits pricing continues to be competitive although market pricing levels have declined from elevated rates. Demand for business lending has improved although the overhang from legacy debt associated in large part with property, continues to constrain demand.

UK

While the UK economy has had limited growth over the past three years, signs of improvement were evident in 2013 with growth forecasts for 2014 now exceeding most other European countries.

The UK government continues to play an active role in the banking market through initiatives designed to drive bank support for business and retail customers. New entrants continue to emerge with established players developing their offerings. As a result, the competitive landscape in the UK continues to evolve.

AIB’s focus remains on maintaining close customer relationships and community links throughout Great Britain and Northern Ireland.

1.4 Economic conditions affecting the Group

AIB’s activities in Ireland accounted for the bulk of the Group’s business. As a result, the performance of the Irish economy is extremely important to the Group. The Group also continues to operate significant business in the United Kingdom, which means that it is also influenced directly by political, economic and financial developments there.

The United States, the United Kingdom and the Eurozone are Ireland’s three most important trading partners. A moderate recovery in activity has been underway in all three economies in 2013. US GDP is estimated by the IMF to have grown by 1.9% in 2013 following growth of 2.8% in 2012, with the IMF forecasting

Financial review -1. Business description

growth of 2.8% for 2014. Meanwhile, GDP in the United Kingdom is estimated to have risen by 1.9% in 2013 after growth of 0.3% in 2012, and the IMF is forecasting UK GDP growth of 2.4% for 2014. For the Eurozone, the IMF estimates the economy to have contracted by 0.4% in 2013, following a 0.7% decline in 2012. Both the IMF and ECB forecast that the eurozone GDP will grow by 1% this year.

According to Ireland’s Central Statistics Office (“CSO”) National Accounts data, real GDP in Ireland rose by 0.2% in 2012, following growth of 2.2% in 2011. CSO data currently available for 2013 covers up to end of the third quarter, and shows that GDP is 0.5% lower in the first three quarters of 2013 than in the same period of 2012

The slowdown in growth in 2012 – 2013 was mainly due to a slower rate of growth in exports, arising from the slowdown in our key trading partners and weak pharmaceutical exports due to the impact from the patent cliff which was the clustering of a number of patented drugs going off patent in quick succession.

The Irish Department of Finance estimates another modest rise in GDP of around 0.2% in 2013. For 2014, the Department is forecasting GDP growth of 2%, helped by a pick up in exports and some modest growth in domestic demand. (Source: Dept of Finance Budget 2014).

In terms of the labour market, conditions improved steadily over the course of 2013. Employment rose for the fifth consecutive quarter in the fourth quarter of 2013. There was a rise of 61,000 in employment, or 3.3%, compared to the corresponding quarter of 2012 (Source: CSO Quarterly National Household Survey Q4 2013). The unemployment rate fell to 12.1% in the fourth quarter, from 12.7% in quarter two and 14.2% a year earlier. (Source: CSO Quarterly National Household Survey Q4 2013).

Credit growth remained weak in Ireland in 2013. Total household loans outstanding were down 4.1% year-on-year at end of December 2013, while lending for house purchase fell by 3.0% in the same period. (Source: Central Bank of Ireland, Money and Banking Statistics December 2013).

House prices rose every month from April through to December 2013 according to the CSO house price index. As a result, prices were up by 6.4% year on year by end December. (Source: CSO Residential Property Price Index, December 2013). Overall, the housing market showed signs of stabilising last year, albeit at low activity levels, with increases in mortgage approvals and transactions, as well as prices increases.

The European Central Bank, which has responsibility for monetary policy in the Euro area as a whole, cut the official refinancing rate by 50 basis points (“bps”) over the course of 2013 ( 25 bps in May and November), with the rate finishing the year at 0.25%. The ECB also introduced forward guidance on interest rate policy at its July meeting, by stating that it expects the key ECB interest rates to “remain at present or lower levels for an extended period of time” (Source: European Central Bank Governing Council Statement July 2013).

After having deteriorated sharply during the recession, Irish public finances continued to show improvement over the course of 2013. The Department of Finance estimates that the budget deficit declined to 7.3% of GDP in 2013. This compares to a high of 11% in the underlying deficit in 2010. As of Budget 2014, the Government has now implemented € 30 billion of the planned € 32 billion fiscal consolidation programme, leaving around € 2 billion to be completed in 2015 with the aim of reducing the deficit to below 3% of GDP by 2015. (Source: Department of Finance, Budget 2014).

Ireland’s General Government Gross debt/GDP ratio is estimated by the Department of Finance (Budget 2014) to have peaked at 124% of GDP at end 2013, up from 117% in 2012, however, the high Exchequer cash balances and deposits, reduces the Net debt ratio to 98.7% at end 2013.

Since the middle of 2011, there has been a marked improvement in market sentiment towards Ireland with a consequent sharp drop in yields on Irish Government bonds. The National Treasury Management Agency issued € 3.75 billion of ten year debt at a yield of 3.54% on the 7 January 2014. This ten year bond yield is a material reduction from the peak of 14% back in 2011 (Source: Thomson Datastream). This represented Ireland’s first debt issuance since it exited the EU/IMF programme on the 15 December 2013.

In January 2014, Moody’s restored Ireland’s long-term sovereign credit ratings to investment grade of Baa3. S&P and Fitch had Ireland at an investment grade rating of BBB+ in 2013. Both S&P and Moody’s have Ireland on a positive outlook, while Fitch has the sovereign on a stable outlook for their respective ratings. (Source: National Treasury Management Agency).

Financial review - 2. Financial data

Summary of consolidated income statement

The financial information in the tables below for the years ended 31 December 2013, 2012, 2011, 2010 and 2009 has been derived from the audited consolidated financial statements of AIB Group for those periods. AIB Group’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRS as adopted by the European Union (“EU”). The EU adopted version of IAS 39 currently relaxes some of the hedge accounting rules in IAS 39 ‘Financial Instruments: Recognition and Measurement’. The Group has not availed of these, therefore, these financial statements comply with both IFRS as issued by the IASB and IFRS as adopted by the EU. This information should be read in conjunction with, and is qualified by reference to, the accounting policies adopted, the consolidated financial statements of AIB Group and notes therein for the years ended 31 December 2013, 2012 and 2011 included in this Annual Financial Report. The summary of consolidated income statement represents the results of continuing operations, where the results of Bank Zachodni WBK S.A. (“BZWBK”), M&T Bank Corporation and Bulgarian American Credit Bank AD as applicable, are accounted for as discontinued operations net of taxation for all relevant years.

	Years ended 31 December

	2013		Restated 2012	*	Restated 2011	*	2010	**	2009	**
	€ m		€ m		€ m		€ m		€ m

Net interest income	1,348		1,106		1,350		1,844		2,872
Other income/(loss)	362		(485)		2,990		(5,201)		1,234

Total operating income/(loss)	1,710		621		4,340		(3,357)		4,106
Total operating expenses	(1,483)		(1,836)		(1,751)		(1,649)		(1,522)

Operating profit/(loss) before provisions	227		(1,215)		2,589		(5,006)		2,584
Provisions	(1,924)		(2,529)		(7,728)		(7,118)		(5,267)

Operating loss	(1,697)		(3,744)		(5,139)		(12,124)		(2,683)
Associated undertakings	7		10		(37)		18		(3)
Profit/(loss) on disposal of property	2		2		(1)		46		23
Construction contract income	–		–		–		–		1
Profit/(loss) on disposal of businesses(1)	1		3		38		(11)		–

Loss before taxation from continuing operations	(1,687)		(3,729)		(5,139)		(12,071)		(2,662)
Income tax credit from continuing operations	90		172		1,193		1,710		373

Loss after taxation from continuing operations	(1,597)		(3,557)		(3,946)		(10,361)		(2,289)
Discontinued operations, net of taxation	–		–		1,628		199		(45)

Loss for the year	(1,597)		(3,557)		(2,318)		(10,162)		(2,334)
Non-controlling interests from discontinued operations	–		–		(20)		(70)		(79)
Distributions to RCI holders(2)	–		–		–		–		(44)

Loss for the year attributable to owners of the parent	(1,597)		(3,557)		(2,338)		(10,232)		(2,457)

Basic (loss)/earnings per ordinary/CNV share(3)
Continuing operations	(0.3	c)	(0.7	c)	(1.6	c)	(571.1	c)	(203.5c	)
Discontinued operations		–		–	0.7	c	7.1	c	(11.7c	)
	(0.3	c)	(0.7	c)	(0.9	c)	(564.0	c)	(215.2c	)
Diluted (loss)/earnings per ordinary/CNV share(3)
Continuing operations	(0.3	c)	(0.7	c)	(1.6	c)	(571.1	c)	(203.5c	)
Discontinued operations		–		–	0.7	c	7.1	c	(11.7c	)
	(0.3	c)	(0.7	c)	(0.9	c)	(564.0	c)	(215.2c	)

*Restated due to change in accounting policy for employee benefits (note 60).

**The financial information for 2010 and 2009 has not been restated because it was impracticable to do so.

Financial review - 2. Financial data

Selected consolidated statement of financial position data

	Years ended 31 December

	2013 € m	Restated 2012 € m	*	Restated 2011 € m	*	2010 € m	2009 € m

Total assets	117,734	122,501		136,651		145,222	174,314

Loans and receivables to banks and customers(4)	67,761	75,886		88,258		91,212	131,464
Deposits by central banks and banks, customer accounts and debt securities in issue	97,547	102,718		113,218		117,922	147,940

€ 1.6bn Contingent Capital Tier 2 Notes due 2016(5)	1,316	1,237		1,177		–	–
Dated loan capital	36	34		32		3,996	4,261
Undated loan capital	–	–		–		197	189
Other capital instruments	–	–		–		138	136
Non-controlling interests in subsidiaries	–	–		–		690	626
Shareholders’ funds: other equity interests	–	–		–		239	389
Shareholders’ equity(6)	10,494	11,355		14,463		3,420	10,320

Total capital resources	11,846	12,626		15,672		8,680	15,921

*Restated due to change in accounting policy for employee benefits (note 60).

	Years ended 31 December

	2013 m	2012 m		2011 m		2010 m	2009 m

Share capital - ordinary shares
Number of shares outstanding	521,296.8	517,152.8		513,528.8		1,791.6	918.4
Nominal value of € 0.01 per share (2010: € 0.32 per share)	€ 5,213	€ 5,171		€ 5,135		€ 573	€ 294

Share capital - convertible non-voting shares(3)
Number of shares outstanding	–	–		–		10,489.9	–
Nominal value of € 0.32 per share	–	–		–		€ 3,357	–

2009 Preference shares(7)
Number of shares outstanding	3,500	3,500		3,500		3,500	3,500
Nominal value of € 0.01 per share	€ 35	€ 35		€ 35		€ 35	€ 35

Selected consolidated statement of financial position data (continued)

Other financial data(8)

	Years ended 31 December

	2013%	Restated 2012% *	Restated 2011% *	2010% **	2009% **

Return on average total assets	(1.32)	(2.76)	(1.66)	(6.21)	(1.29)
Return on average ordinary shareholders’ equity	(21.51)	(37.0)	(48.8)	(222.5)	(24.8)
Dividend payout ratio	–	–	–	–	–
Average ordinary shareholders’ equity as a percentage of average total assets	6.1	7.5	5.8	2.8	4.3
Year end impairment provisions as a percentage of total loans to customers:(4)
Total Group	20.6	18.4	15.1	7.1	5.5
Continuing operations	20.6	18.4	15.1	7.4	5.5
Net interest margin(9)	1.21	0.91	1.03	1.49	1.92
Core tier 1 capital ratio(10)(11)	14.3	15.2	17.9	4.0	7.9
Total capital ratio(10)(11)	16.6	17.8	20.5	9.2	10.2

(1)Profit of € 1 million on disposal of businesses in 2013 relates to deferred consideration received from previous disposals (note 15).

The profit of € 3 million on disposal of businesses in 2012 relates to the sale of AIB Asset Management Holdings (Ireland) Limited - € 2 million (tax charge: Nil) and the sale of an Offshore subsidiary - € 1 million (tax charge: Nil).

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

The loss on disposal of businesses in 2010 of € 11 million relates to the sale of AIB’s investment in Goodbody Holdings Limited and related companies

(2)The distributions in 2009 relate to the Reserve Capital Instruments which were redeemed/purchased for cash in 2009 and 2011 respectively.

(3)Convertible non-voting shares issued to the NPRFC on 23 December 2010 ranked equally with ordinary shares and were convertible into ordinary shares on a one to one basis. These converted to ordinary shares in April 2011.

(4)Loans and receivables to customers included loans and receivables held for sale to NAMA in 2009 and 2010.

(5)Relates to the issue of € 1.6 billion in Contingent Capital Notes to the Minister for Finance of Ireland during 2011 (note 40).

(6)Includes ordinary shareholders’ equity (in July 2011, 500 billion ordinary shares were issued to the NPRFC at a subscription price of € 0.01 per share and 3,500 million 2009 Preference Shares were issued to the NPRFC in May 2009 (note 41) and the convertible non-voting shares issued to the NPRFC on the 23 December 2010 which were converted to ordinary shares in April 2011).

(7)2009 Preference Shares issued to the NPRFC on 13 May 2009.

(8)The calculation of the average balances includes daily and monthly averages and are considered to be representative of the operations of the Group.

(9)Net interest margin represents net interest income as a percentage of average interest earning assets. The net interest margin is presented on a continuing basis for 2013, 2012, 2011, 2010 and 2009.

(10)The minimum regulatory capital requirements set by the Central Bank of Ireland, which reflect the requirements of the Capital Requirements Directive (“CRD”), established a floor of 4% under which the core tier 1 capital ratio must not fall (8% for total capital ratio). These ratios were the capital adequacy requirements effective up to 31 December 2010. Following the Prudential Capital Assessment Review (“PCAR”) in March 2011, the Central Bank of Ireland announced a new minimum capital target for AIB Group of 10.5% core tier 1 ratio in a base scenario and 6% core tier 1 ratio in a stressed scenario. These target ratios form the basis of the Group’s capital management policy and are the capital adequacy requirements effective as at 31 December 2013.

(11)Please see Capital Management section for further detail.

*Restated due to accounting policy for employee benefits (note 60).

**The financial information for 2010 and 2009 has not been restated because it was impracticable to do.

Financial review - 2. Financial data

THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK

Financial review - 3. Management report

Basis of presentation+

The following management report is prepared in line with how management views the ongoing performance of the Group. The information is presented with exceptional and one-off items which management deem do not present an accurate reflection of performance during the period highlighted separately. A list of the items classified as exceptional and one-off are included below. Comparative data has been restated to reflect the impact of IAS 19 Employee benefits (see note 12 for further details). Percentages presented throughout this report are calculated on the underlying figures and therefore may differ from the percentages based on the rounded numbers in the report.

The summary income statement comparing 2013 with 2012 is set out on page 24 with the relevant commentary on pages 25 to 42. The performance commentary comparing 2012 with 2011 is set out on pages 43 to 46.

Exceptional items

The Group’s performance is presented to exclude those items that management believe obscures the underlying performance trends in the business.

–	Loss on disposal of loans and transfer of financial instruments to NAMA: There was € 226 million loss on disposal of loans and transfer of financial instruments to NAMA. The loss on disposal of loans of € 201 million mainly related to the deleveraging programme in the non-core portfolio compared with € 962 million loss in 2012. The deleveraging programme was completed in 2013, meeting the Central Bank of Ireland target set on asset deleveraging of € 20.5 billion. The loss also included a € 25 million loss on transfer of financial instruments to NAMA compared to a profit of € 159 million in 2012. This is due to valuation adjustments on previous transfers of financial assets to NAMA (see note 8 to the financial statements for further detail).

–	Interest rate hedge volatility of € 9 million positive compared with nil in 2012.

–	Gain arising on disposal of Aviva Life Holdings (“ALH”) of € 10 million. See note 31 to the financial statements for further detail.

–	Termination benefits: Termination benefits from the voluntary severance programme were € 86 million in 2013 compared to € 164 million* in 2012. See note 10 to the financial statements for further detail.

–	Retirement benefit curtailment of € 240 million in 2013 was due to the closure of the defined benefit pension schemes to future accrual and removal of discretionary pension increases. In 2012, AIB affirmed its approach to the funding of the Irish pension scheme which resulted in a reduction in the scheme obligations under IAS 19 Employee Benefits of € 204 million which was recognised in the income statement.

–	Restructuring and restitution expenses of € 184 million compared with € 128 million in 2012. These include restructuring costs associated with a range of management actions including:
•	restitution expenses including a UK interest rate hedging provision
•	re-organisation of premises
•	writedown of intangible assets
•	closure of AIB’s operations in the Isle of Man and Channel Islands
•	expenses relating to the acquisition of AIB’s interest in Ark Life.

+Discussion of the Group’s performance focuses on the management view which at times includes non-GAAP financial measures as the Group believes that such measures allow a more meaningful analysis of the Group’s financial condition and the results of its operations. A body of generally accepted accounting principles such as IFRS is commonly referred to as ‘GAAP’. A non-GAAP financial measure is defined as one that measures historical or future financial performance, financial position or cash flows but which excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. Reconciliations to the GAAP measures are provided as appropriate in the Management report and in note 1 to the financial statements—Segmental information.

The disclosure of CRD IV requirements also represents a non-GAAP financial measure given it is a metric that is not yet required by a government, governmental authority or self-regulatory organisation to be disclosed.

*Restated due to change in accounting policy for employee benefits (note 60).
23

Financial review - 3. Management report

		Restated *
Summary income statement	2013 € m	2012 € m	% change

Net interest income	1,345	1,106	22
Fee and commission income	378	367	3
Trading and other operating income	192	(49)	-
Other income	570	318	79

Total operating income	1,915	1,424	34
Personnel expenses	(851)	(1,041)	-18
General and administrative expenses	(519)	(589)	-12
Depreciation(1), impairment and amortisation(2)	(100)	(118)	-15
Total operating expenses	(1,470)	(1,748)	-16

Operating profit/(loss) before provisions(3)	445	(324)	-
Provisions for impairment on loans and receivables	(1,916)	(2,434)	-21
Writeback/(provisions) for liabilities and commitments	3	(9)	-
Writeback/(provisions) for impairment on financial investments available for sale	9	(86)	-
Total provisions	(1,904)	(2,529)	-25

Operating loss	(1,459)	(2,853)	49
Associated undertakings	7	10	-30
Profit on disposal of property	1	2	-50
Profit on disposal of business	1	3	-67

Loss from continuing operations before exceptional items	(1,450)	(2,838)	49
Loss on disposal of loans and transfer of financial instruments to NAMA	(226)	(803)	-
Interest rate hedge volatility	9	–	-
Gain arising on disposal of Aviva Life Holdings (“ALH”)	10	–	-
Termination benefits	(86)	(164)	-
Retirement benefit curtailment	240	204	-
Restructuring and restitution expenses	(184)	(128)	-
Total exceptional items	(237)	(891)	-

Loss before taxation from continuing operations	(1,687)	(3,729)	55
Income tax credit from continuing operations	90	172	-

Loss for the period	(1,597)	(3,557)	55

	%	%

Cost income ratio(4)	77	123

Operating contribution before provisions by segment	€ m

Domestic Core Bank (“DCB”)	683
AIB UK	74
Financial Solutions Group (“FSG”)	54
Group	(366)

Operating profit before provisions(3)	445

(1)Depreciation of property, plant and equipment.

(2)Impairment and amortisation of intangible assets.

(3)Operating profit/(loss) before provisions and exceptional items.

(4)Excluding exceptional items.

*Restated due to change in accounting policy for employee benefits (note 60).

24

Financial review - 3. Management report

Overview of results

Operating profit before provisions and exceptional items of € 445 million in 2013 compared to a loss of € 324 million in 2012, a € 769 million turnaround.

The Group recorded a loss before taxation from continuing operations of € 1,687 million in 2013 compared to a loss of € 3,729 million* in 2012. The performance reflected higher levels of income, lower costs and a reduction in provisions.

Net interest income increased by € 239 million (22%) compared to 2012, reflecting a lower ELG charge (€ 215 million lower) as a result of the cessation of the ELG scheme, a lower cost of deposits and other liabilities and higher asset pricing, partly offset by lower average interest earning assets. Other income was € 252 million (79%) higher with higher banking fee and commission income and increased non-banking fee income including a gain of € 62 million resulting from re-estimating the timing of cash flows on NAMA senior bonds and investment asset realisations.

Total operating expenses were € 278 million (16%) lower compared to 2012. This reduction in costs mainly related to the impact of staff exits in the latter part of 2012 and throughout 2013 as part of the voluntary severance/early retirement schemes, lower occupancy costs and lower external consultancy and advisory fees.

Provisions for impairment on loans and receivables reduced by € 518 million to € 1,916 million in 2013. See the Asset quality section (page 31 to page 32) for more detail on provisions.

At 31 December 2013, the Group remained well capitalised with a core tier 1 capital ratio of 14.3%, comfortably above the 10.5% minimum target level as prescribed by the Central Bank of Ireland. The Basel III fully loaded common equity tier 1 ratio was 10.5% at 31 December 2013 including the 2009 preference shares of € 3.5 billion.

*Restated due to change in accounting policy for employee benefits (note 60).
25

Financial review - 3. Management report

Net interest income

•	NIM EXCLUDING ELG UP 15 BPS TO 1.37%.

•	LOWER COST OF CUSTOMER ACCOUNTS AND REDUCED FUNDING COSTS.

•	NEGATIVE IMPACT OF LOW YIELDING NAMA BONDS IN 2013 OF 17 BPS.

Net interest income increased € 239 million (22%) to € 1,345 million in 2013 from € 1,106 million in 2012. The increase of € 239 million was mainly due to reductions in the cost of the ELG scheme of € 215 million and lower costs of funding partly offset by lower loan income on lower loan balances.

The reduction in funding costs largely resulted from deposit pricing actions on interest bearing customer accounts which commenced in 2012 and continued during 2013. The gross cost of customer accounts decreased from 264 basis points (“bps”) in 2012 to 187 bps in 2013.

Market rates reduced between 2012 and 2013 driving lower yields on assets and reducing the cost of interest earning liabilities.

	2013 € m	2012 € m	% change

Net interest income	1,345	1,106	22
Average interest earning assets	111,004	122,200	-9

	%	%	change

Group net interest margin	1.21	0.91	0.30
Group net interest margin excluding ELG	1.37	1.22	0.15
Group net interest margin excluding ELG and NAMA Senior Bonds	1.54	1.27	0.27

The impact of the decreasing interest rate environment on asset yields and the bank’s continued deposit pricing actions to manage down the cost of customer accounts resulted in the gap between asset yields and the cost of funds increasing from 73 bps in H1 2012 to 109 bps in H2 2013.

Yield %	H1 2012	H2 2012	H1 2013	H2 2013

Customer loans	3.37	3.28	3.27	3.39
Customer accounts(2)	2.70	2.58	2.07	1.68

Eligible liabilities guarantee (“ELG”)

The ELG charge was € 173 million in 2013 compared with € 388 million in 2012. The reduction in the charge was due to the withdrawal of AIB Group (UK) p.l.c. from the scheme in August 2012 and the cessation of the ELG scheme in the Republic of Ireland for new liabilities in March 2013. As existing liabilities that are covered by the scheme mature, the ELG charge will reduce.

ELG charge	€ m

Half-year to June 2012	215
Half-year to December 2012	173
Half-year to June 2013	123
Half-year to December 2013(1)	50

(1)The total liabilities guaranteed under the ELG Scheme at 31 December 2013 amounted to € 8 billion. (2)Includes Repos.
26

Financial review - 3. Management report

Average Balance Sheet(1)

	Year ended			Year ended
	31 December 2013			31 December 2012

	Average	Interest	Average	Average	Interest	Average
	balance		rate	balance		rate
Assets	€ m	€ m	%	€ m	€ m	%

Loans and receivables to customers	69,902	2,326	3.33	81,003	2,701	3.32
NAMA senior bonds	16,743	130	0.78	18,957	329	1.73
Financial investments available for sale	18,621	652	3.50	14,510	579	3.98
Other	5,738	19	0.33	7,730	32	0.41
Net interest on swaps		36			130

Average interest earning assets	111,004	3,163	2.85	122,200	3,771	3.08
Non interest earning assets	9,635			9,767

Total assets	120,639	3,163		131,967	3,771

Liabilities & stockholders’ equity

Deposits by banks	26,242	123	0.47	33,522	261	0.78
Customer accounts	51,669	968	1.87	50,634	1,340	2.64
Subordinated liabilities	1,311	241	18.38	1,240	223	17.96
Other debt issued	8,622	313	3.63	12,294	453	3.67

Average interest earning liabilities	87,844	1,645	1.87	97,690	2,277	2.32
Non interest earning liabilities	21,975			20,899
Shareholders’ equity	10,820			13,378

Total liabilities & stockholders’ equity	120,639	1,645		131,967	2,277

Net interest income excluding ELG		1,518	1.37		1,494	1.22
Eligible liabilities guarantee (“ELG”)(1)		(173)	(0.16)		(388)	(0.31)

Net interest income including ELG		1,345	1.21		1,106	0.91

  (1)The Average Balance Sheet (note 59 to the financial statements) is presented differently and includes the cost of ELG in interest within liabilities and stockholders’ equity.

Wholesale market rates reduced between 2012 and 2013 which impacted on the yields included in the table above. The average 1 month Euribor rate which is used for most non-mortgage lending and deposit pricing reduced from 33 bps to 13 bps while the average ECB Refi rate reduced from 88 bps to 55 bps.

Income from loans was lower than in 2012 as a result of an € 11.1 billion reduction in average loans as loan amortisation and deleveraging exceeded new lending during the period. Lower loan balances and their impact on income along with reductions in wholesale market rates were partly offset by loan pricing actions during 2012/2013 and higher margins on new lending.

Income from financial investments available for sale increased € 73 million following increased investment during 2013 to manage income volatility on interest free liabilities in a lower interest rate environment. NAMA senior bond income reduced € 199 million as a result of both lower interest rates and reduced volumes following redemptions of € 1.9 billion during 2013.

Average interest earning assets reduced from € 122 billion to € 111 billion as lower loans of € 11.1 billion and lower NAMA senior bonds of € 2.2 billion were partly offset by increases in financial investments available for sale of € 4.1 billion. Net interest on swaps reduced € 93 million mainly due to the maturity of long term swaps on debt instruments (€ 2.2 billion of Euro Medium Term Notes matured in 2013) and the impact of the lower interest rate environment on new or renewed swaps.

The cost of interest earning liabilities reduced from € 2,277 million to € 1,645 million in 2013 due to a reduced funding requirement which resulted in lower volumes of monetary authority funding and debt issued. This resulted in lower funding costs along with the impact of wholesale market rates on customer accounts and monetary authority funding.

The net interest margin excluding ELG increased 15 bps from 1.22% in 2012 to 1.37% in 2013. The factors contributing to the increase of 15 bps were a contraction in yields on interest earning assets (-23 bps) more than offset by a decrease in the cost of funding those assets (+38 bps).

The net interest margin has continued an upward trajectory since its trough in Q3 2012 with an increase of 25 bps in the half-year to

Financial review - 3. Management report

December 2013 to 1.45% when compared with the half-year to December 2012. This increase was due to a lower cost of interest earning liabilities (+44 bps) and a reduction in the yield on interest earning assets (-19 bps).

Excluding the impact of the Group’s low yielding NAMA senior bonds, the net interest margin excluding ELG was 1.54% in 2013 compared to 1.27% in 2012.

Financial review - 3. Management report

Other income

•	INCREASE IN BANKING FEES AND COMMISSIONS.

•	IMPROVED TRADING INCOME FOLLOWING HIGHER LOAN BREAKAGE AND ASSOCIATED DELEVERAGING COSTS IN 2012.

•	€ 62 MILLION GAIN FROM RE-ESTIMATING TIMING OF CASH FLOWS ON NAMA SENIOR BONDS.

Other income before exceptional items was € 570 million in 2013 compared with € 318 million in 2012, an increase of € 252 million (79%). Other income consisted of fee and commission income of € 378 million compared to € 367 million in 2012 and trading/other income of € 188 million compared to negative income of € 50 million in 2012.

Fee and commission income

Net fee and commission income was € 11 million higher than 2012 as current account fee income increased. This was partly offset by lower other fee and commission income following a transition in customer usage from credit cards to debit cards which generate lower income and the disposal of investment banking fee generating businesses (AIBIM was disposed in May 2012).

Trading income

Trading income of € 84 million in 2013 compared to negative income of € 100 million in 2012. Debt securities and interest rate contracts improved € 119 million to € 44 million and included improved mark to market on interest rate swaps of € 69 million and € 42 million deleveraging and associated loan breakage costs in 2012. Credit Derivatives in 2012 included € 38 million losses as a result of the unwind of credit default swaps. Equity securities in 2012 were impacted by € 32 million negative fair value movement on the options relating to the Aviva Life Holdings transaction (see note 6 to the financial statements for further detail).

Other operating income

Other operating income of € 104 million in 2013 included a € 62 million gain from re-estimating the timing of cash flows on NAMA senior bonds and a net profit of € 41 million from the disposal of available for sale debt and equity securities. In 2012, there was a net profit of € 31 million from the disposal of available for sale debt and equity securities and income from asset disposals.

Other income	2013 € m	2012 € m	% change

Dividend income	4	1	300
Banking fees and commissions	410	382	7
Investment banking and asset management fees	4	14	-71
Fee and commission income	414	396	5
Less: Fee and commission expense	(36)	(29)	24
Trading income/(loss)(1)	84	(100)	-
Other operating income	104	50	108

Other income before exceptional items	570	318	79

 (1)Trading income/(loss) includes foreign exchange contracts, debt securities and interest rate contracts, credit derivative contracts, equity securities and index contracts. See table below.

Net Trading income/(loss)	2013 € m	2012 € m	% change

Foreign exchange contracts	37	45	-18
Debt securities and interest rate contracts	44	(75)	-
Credit derivative contracts	-	(38)	-
Equity securities and index contracts	3	(32)	-

Net Trading income/(loss)	84	(100)	-

Financial review - 3. Management report

Total operating expenses

•	COSTS DOWN € 278 MILLION (16%).

•	AVERAGE STAFF NUMBERS DOWN 2,060 (14%).

•	ONGOING COST MANAGEMENT WITH COST INCOME RATIO DOWN TO 77% FROM 123%.

Total operating expenses before exceptional items were € 1,470 million in 2013 compared with € 1,748 million in 2012, a reduction of € 278 million (16%). The reduction is evident across the main cost classifications and was mainly as a result of lower staff numbers and the impact of ongoing cost management.

	Restated*
Operating expenses	2013 € m	2012 € m	% change

Personnel expenses	851	1,041	-18
General and administrative expenses	519	589	-12
Depreciation(1), impairment and amortisation(2)	100	118	-15

Total operating expenses before exceptional items	1,470	1,748	-16

Staff numbers at period end (FTE)(3)(4)	11,431	13,429	-15
Average staff numbers (FTE)(4)	12,648	14,708	-14

(1)Depreciation of property, plant and equipment.

(2)Impairment and amortisation of intangible assets.

*Restated due to change in accounting policy for employee benefits

 (note 60).

Personnel expenses

Personnel expenses reduced € 190 million (18%) with a reduction in costs reflecting lower staff numbers. Average staff numbers reduced 2,060 (14%) which reflected the early retirement/ voluntary severance in the second half of 2012 and a full year impact in 2013. During 2013, 1,280 staff left as part of the early retirement/voluntary severance scheme with a total of 2,877 staff leaving under the scheme to date. 2013 also had lower expenses following elimination of preferential rates paid to staff on deposits in 2012 as part of cost saving measures introduced.

General and administrative expenses

Costs reduced € 70 million (12%) to € 519 million with reductions across most classifications as part of ongoing cost management and control. Occupancy costs reduced as a result of lower staff numbers and consolidation of head office locations. External provider fees were lower due to reduced reliance on external consultancy and advisory services. There were also lower expenses in relation to insurance costs, marketing and public relations. Technology costs increased as investments were made as the bank continues to become more technology focused.

Depreciation, impairment and amortisation

The charge for depreciation, impairment and amortisation of € 100 million was € 18 million (15%) lower than 2012. The unwind of depreciation relating to capital investments in prior periods resulted in a lower depreciation charge in 2013, relative to 2012.

(3) Excluding Ark Life staff numbers of 146. Ark Life is held for sale at 31 December 2013. (4) Staff numbers quoted in the commentary above are on a full time equivalent (“FTE”) basis.
30

Financial review - 3. Management report

Asset quality

The following commentary on asset quality summarises the key messages and trends. For a more detailed commentary and analysis, the reader should refer to the more extensive disclosures in the Risk Management section of this report from pages 60 to 182.

The total provision charge reduced by € 625 million (25%), impaired loans reduced by € 0.5 billion and total provisions as a percentage of total loans increased from 18% in 2012 to 21% in 2013.

Excluding IBNR, the income statement specific provision charge reduced by 45% in 2013, due to continued signs of stabilisation in the economic environment. The income statement total credit provision charge reduced by 21% in 2013.

Criticised loans decreased by € 0.9 billion in the year, including a reduction in impaired loans of € 0.5 billion due to write offs, repayments and asset sales, partly offset by new impaired loans.

There are indications of stabilisation in credit quality in the portfolio, particularly in the property and construction and SME/other commercial lending sectors, with the level of new loan impairments having reduced significantly in 2013. Despite the challenging conditions, € 4.3 billion of SME loans and € 1.3 billion of residential mortgages were approved in 2013.

While residential mortgage arrears have continued to increase over the past year, the rate of increase slowed significantly in the second half of the year. There was a notable decrease in loans in early arrears (less than 90 days past due) over the same period.

The CSO index for December 2013 provides evidence, especially in Dublin, of residential house price increases during 2013. Weighted average loan-to values in the residential mortgage portfolio improved

Asset quality income statement	2013 € m	2012 € m	% change
Credit provisions	(1,916)	(2,434)	-21
Other provisions	12	(95)

Total provisions	(1,904)	(2,529)	-25

Provision charge %	2.24	2.57

Asset quality balance sheet	31 Dec 2013 € bn	31 Dec 2012 € bn	% change
Impaired loans	28.9	29.4	-2
Balance sheet provisions	17.1	16.5	3
Amounts written off	1.1	0.7	68

	%	%

Specific provisions/impaired loans	55	52
Total provisions/Total loans	21	18

from 110% at 31 December 2012 to 103% at 31 December 2013 due to price increases and amortisation. There are signs of recovery in the property investment markets with increased transactions and an uplift in prime rental and capital values in 2013.

The non-core deleveraging target of € 20.5 billion of net loans was achieved, including € 2.2 billion of net loans deleveraged in 2013 through sales and amortisation.

Specific provisions as a percentage of impaired loans increased from 52% at 31 December 2012 to 55% at 31 December 2013 driven by top-ups of existing provisions and repayments of impaired loans. The provision coverage increased on the residential mortgage portfolio due to changes in mortgage model assumptions to reflect current data on loss history and portfolio development as well as incorporating additional loss parameters assessed on restructuring outcomes.

The Group determines impairment provisions on an ongoing basis in accordance with IFRS accounting standards, which takes into account impairment triggers, collateral valuations and the timing of realisation. In arriving at the 2013 impairment provision charge of € 1.9 billion, the Group also considered the Central Bank of Ireland Balance Sheet Assessment and impairment guidelines. The Group’s own charge for 2013 is substantially consistent with all of the Balance Sheet Assessment mean provision finding of € 1.1 billion.

The stock of IBNR impairment provisions reduced by € 0.2 billion to € 1.2 billion at 31 December 2013, influenced by improved case review processes, the specific provisions processed during 2013 and the reduction in the performing portfolio. This was partly offset by an increase due to a change in the Emergence Period used in the calculation of IBNR impairment provisions for Republic of Ireland residential mortgages from 6 months to 9 months. The IBNR impairment provision level of 2.2% of performing loans is in line with the level at 31 December 2012.

The income statement impairment provision charge for 2013 was € 1.9 billion (2012: € 2.4 billion) including a write-back of IBNR of € 0.1 billion.

31

Financial review - 3. Management report

Credit Quality Metrics by Asset Class

	Residential	Property&	SME/Other	Other Personal	Corporate
Loan Book Sectoral Profile	Mortgages	Construction	Commercial	Lending	Lending	Total
December 2013	€ m	€ m	€ m	€ m	€ m	€ m
Gross loans to customers(1)	40,764	19,710	13,779	4,291	4,307	82,851
Impaired	9,083	13,154	4,775	1,423	476	28,911
Specific Impairment Charge	696	817	349	147	49	2,058
Impairment Charge(2) (12 Month P&L)	813	724	221	125	30	1,913
Balance Sheet Provisions (Specific + IBNR)	3,952	8,438	3,239	1,147	307	17,083
Specific Provisions / Impaired Loans (%)	37%	62%	66%	77%	48%	55%
Total Provisions / Total Loans (%)	10%	43%	24%	27%	7%	21%

December 2012	€ m	€ m	€ m	€ m	€ m	€ m
Gross loans to customers(1)	42,521	22,251	15,245	4,698	5,157	89,872
Impaired	8,130	13,804	5,248	1,431	803	29,416
Specific Impairment Charge	1,119	1,440	722	303	172	3,756
Impairment Charge(2) (12 Month P&L)	750	781	517	219	167	2,434
Balance Sheet Provisions (Specific + IBNR)	3,206	8,104	3,496	1,139	583	16,528
Specific Provisions / Impaired Loans (%)	33%	56%	62%	74%	60%	52%
Total Provisions / Total Loans (%)	8%	36%	23%	24%	11%	18%

Residential Mortgages

€ 38.1 billion (94%) of the residential mortgage portfolio relates to residential mortgages in the Republic of Ireland and is split 81% owner occupier and 19% buy-to-let, with most of the remaining € 2.6 billion relating to residential mortgages in Northern Ireland. The pace of increase in total residential mortgages in arrears in the Republic of Ireland decreased in the second half of the year whilst there was a notable decrease in loans in arrears for less than 90 days over the same period. Whilst impaired loans in Republic of Ireland increased by € 0.9 billion in 2013, the level of newly impaired loans decreased by 40% in comparison to 2012. New impaired loans were split 62% owner occupier (3% of the opening non-impaired book) and 38% buy-to-let (12% of the opening non-impaired book). Specific provision cover increased from 33% to 37% primarily driven by changes in mortgage model assumptions to reflect current data on loss history and portfolio development as well as incorporating additional loss parameters assessed on restructuring outcomes. The 55% peak-to-trough house price decline assumption used in the calculation of collective provisions remains unchanged based on the Group’s assessment of property market conditions and liquidity, despite some evidence of increases in property prices in 2013 in certain areas. This will be reassessed in 2014.

Property and Construction

The property and construction portfolio comprises 66% investment loans (€ 13.0 billion), 30% land and development loans (€ 5.9 billion) and 4% of other property and construction loans (€ 0.8 billion). 74% of the portfolio relates to the Republic of Ireland. The levels of impaired loans reduced by € 0.6 billion to € 13.2 billion reflecting the impact of asset sales, write-offs and repayments. The rate of new impairments also reduced significantly in 2013 partly reflecting the high level of current impairment and provisions in the portfolio (e.g. 90% of land and development impaired with 77% cover). Specific provision cover increased from 56% to 62% due to increased provisions for some cases in secondary locations and the impact of debt repayments. During 2013, there was some evidence of recovery in property values especially in prime locations.

SME/Other Commercial

The SME/other commercial portfolio, of which 69% relates to the Republic of Ireland, is dependent on the domestic economy and reduced by € 1.5 billion in 2013 reflecting the impact of asset sales, write-offs and repayments. The reduction was across all industry sectors, with the exception of the agriculture sector which remained flat in comparison to 31 December 2012. The levels of impaired loans reduced by € 0.5 billion to € 4.8 billion. Specific provision cover increased from 62% to 66% driven by increased provisions for impaired loans and debt repayments. Challenging economic conditions and the level of indebtedness in the sector (including property exposures) has resulted in many SMEs experiencing difficulty in managing the finances of their businesses. Consequently, AIB is engaged with customers in restructuring existing facilities where necessary in order to sustain viable businesses.

Other Personal Lending

Other personal lending mainly comprises loans and overdrafts and reduced by € 0.4 billion during the year, reflecting accelerated repayments and subdued demand for credit. The levels of impaired loans were at a similar level to 31 December 2012, whilst the specific provision cover increased marginally from 74% to 77%.

Corporate Lending

The corporate lending portfolio continues to perform better than other sectors due to its lesser reliance on the domestic economy and property markets. The levels of impaired loans reduced by € 0.3 billion to € 0.5 billion and carry a specific provision cover of 48%.

(1)The table above reconciles to the Credit Risk notes in section 3.1 of the Risk management section. (2)Impairment charge excludes provisions on loans to banks of € 3 million in 2013 and nil in 2012.
32

Financial review - 3. Management report

Associated undertakings

Income from associated undertakings in 2013 was € 7 million compared with income of € 10 million in 2012. Income in 2013 was mainly from AIB’s share in the joint venture with First Data International trading as AIB Merchant Services. 2012 included Aviva Health Insurance Ireland Limited and AIB Merchant Services. On 1 July 2012, AIB re-designated its investment in Aviva Life Holdings as an equity investment at fair value through the income statement (see note 31 to the financial statements).

Income tax

The total taxation credit for 2013 was € 90 million compared with a total taxation credit of € 172 million in 2012 reflecting a reduction in the overall level of losses in 2013 as compared with 2012. The net credit is reduced by tax charges resulting from a reduction in the UK tax rate, which reduces the carrying value of UK deferred tax assets in the balance sheet, and deferred tax credits which have not been recognised for certain subsidiaries and branches. With specific exceptions as set out in note 34 to the financial statements, the largest of which relates to UK tax losses, deferred tax credit continues to be recognised in full for the value of tax losses arising in Group companies, as it is expected that the tax losses will be utilised in full against future profits.

Financial review - 3. Management report

Balance sheet commentary

•	€500 MILLION DEBT ISSUE IN NOVEMBER 2013: FIRST FULLY UNSECURED, UNGUARANTEED DEBT TRANSACTION BY AIB SINCE 2009.

•	LOAN DEPOSIT RATIO IMPROVED FROM 115% TO 100%.

•	REDUCTION IN ECB FUNDING OF € 9.5 BILLION (43%).

The following commentary highlights the main components of the balance sheet at 31 December 2013 and the movement in these components since 31 December 2012 unless otherwise noted.

Loans to customers

Gross loans to customers

Gross loans at € 82.8 billion were down € 7.1 billion (8%) since 31 December 2012 and € 2.4 billion (3%) since 30 June 2013. The reduction since 2012 of € 7.1 billion was due to loan amortisation of € 8.4 billion and deleveraging of € 2.5 billion during the period partly offset by new lending of € 3.8 billion.

Provisions

Balance sheet provisions have increased from € 16.6 billion to € 17.1 billion. See the Risk management section (page 96 to page 97) for more detail on the provisions raised during 2013.

Net loans to customers

Net loans reduced € 7.6 billion (10%) and reflect the gross loan movements as set out above along with the impact of provisions.

Non-core deleveraging

The Group’s commitment as part of the Financial Measures Programme in 2011, required deleveraging of € 20.5 billion of net loans by 31 December 2013. This requirement was met in September 2013 ahead of schedule and with a positive variance compared with the original capital loss assumptions. Deleveraging of € 2.2 billion in net loans was achieved in 2013.

The Group’s loan to deposit ratio reduced from 115% to 100%. The reduction in the ratio was due to a reduction in net loans

		Restated	*
	31 Dec	31 Dec
	2013	2012		%
Balance sheet	€ bn	€ bn		change

Gross loans to customers	82.8	89.9		-8
Provisions(1)	(17.1)	(16.6)		-3

Net loans to customers	65.7	73.3		-10
Financial investments available for sale	20.4	16.3		25
NAMA senior bonds	15.6	17.4		-10
Other assets	16.0	15.5		3

Total assets	117.7	122.5		-4

Customer accounts	65.7	63.6		3
Deposits by banks - ECB	12.7	22.2		-43
Other market funding	10.4	6.2		68
Debt securities in issue	8.8	10.7		-18
Other liabilities	9.6	8.4		14

Total liabilities	107.2	111.1		-4

Shareholders’ equity	10.5	11.4		-8

Total liabilities & stockholders’ equity	117.7	122.5		-4

	%	%		change

Loan deposit ratio	100	115		-15
Core tier 1 ratio	14.3	15.2		-0.9
Basel III fully loaded CET1 ratio(2)	10.5	10.2		0.3

arising from loan amortisation, deleveraging and provisions during the period while customer accounts increased which included Repos of € 5.8 billion.

Financial investments available for sale (“AFS”)

AFS assets increased from € 16.3 billion to € 20.4 billion during 2013 reflecting the purchase of € 6.8 billion, mainly in relation to reducing income volatility on interest free liabilities and capital balances in a low interest rate environment partly offset by disposals of € 1.5 billion and maturities of € 1.2 billion. The purchases were in Irish Government securities (€ 2.7 billion), Euro government securities (€ 3.4 billion) and non-Euro government securities (€ 0.7 billion). Further detail in respect of AFS is covered on pages 150 to 152.

34

(1)Rounded figure at 31 December 2012. Actual figure is € 16,532 million which includes loans to banks.

(2)Based on full implementation of Basel III CRD IV regulations and includes 2009 Preference Shares.

*Restated due to change in accounting policy for employee benefits (note 60).

Financial review - 3. Management report

NAMA senior bonds

These bonds reduced € 1.8 billion to € 15.6 billion in 2013 due to redemptions by NAMA.

Other assets

Other assets of € 16.0 billion comprised of:

-	cash and loans to banks of € 6.2 billion down 9% from € 6.8 billion.
-	deferred taxation of € 3.8 billion broadly in line with 2012.
-	assets held for sale (mainly Ark Life) € 2.8 billion.
-	derivative financial instruments of € 1.6 billion down 43% from € 2.8 billion.
-	the remaining assets of € 1.6 billion were down 27% from € 2.2 billion.

Customer accounts

Customer accounts increased € 2.1 billion (3%) to € 65.7 billion due to an increase in Repos of € 5.8 billion partly offset by Ark Life deposit elimination of €1.2 billion and a managed pricing reduction on deposit products contributed to a decrease of € 3.7 billion. The average cost of customer accounts dropped from 264 bps in 2012 to 187 bps in 2013. There were no material outflows following the cessation of the ELG scheme for new deposits at the end of March 2013.

Deposits by banks - ECB

There was a reduction of € 9.5 billion (43%) in monetary authority funding during the period as the overall funding requirement reduced during 2013. This was as a result of ongoing loan amortisation exceeding new lending, higher customer accounts and increased deposits from banks.

The funding gap(1) reduced to € 0.1 billion at 31 December 2013 which is reflected in a loan to deposit ratio of 100%.

Other market funding

Other market funding increased € 4.2 billion in 2013 as more normalised market conditions emerged and AIB was able to access additional sources of funds. A credit card securitisation was issued in October 2013 for € 500 million based on high quality credit card receivables and was the first of its kind issued by an Irish bank.

Debt securities in issue

Debt securities in issue reduced € 1.9 billion from € 10.7 billion to

€ 8.8 billion during 2013. € 2.2 billion of European Medium Term Notes matured along with a € 1.0 billion Asset Covered Securitisation bond. These maturities were partly offset by two Mortgage Bank bond issuances of € 500 million in January and September 2013. In November 2013 AIB completed a 3 year € 500 million fixed rate senior unsecured debt issue. It was the first fully unsecured, unguaranteed debt transaction by AIB since 2009. The issuances above have been part of a balanced and measured re-engagement in the wholesale markets.

Other liabilities

Other liabilities of € 9.6 billion comprised of:

-	derivative financial instruments of € 2.0 billion down € 1.3 billion (39%) from € 3.3 billion.
-	contingent convertible subordinated bond with a fair value of € 1.4 billion (nominal value of € 1.6 billion) up from € 1.3 billion in 2012 as the bonds approach maturity in 2016.
-	liabilities held for sale (Ark Life) € 3.6 billion.
-	retirement benefit liabilities € 0.2 billion compared to € 0.8 billion in 2012.
-	the remaining liabilities of € 2.4 billion were broadly in line with 2012.

Shareholders’ equity

Shareholders’ equity reduced € 0.9 billion from € 11.4 billion* in 2012 to € 10.5 billion in 2013. This reduction was mainly due to the loss for the period of € 1.6 billion partly offset by positive fair value on available for sale securities of € 0.5 billion and an actuarial gain of € 0.3 billion. The net pension deficit has materially reduced by € 0.7 billion from a deficit of € 0.8 billion at 31 December 2012 to € 0.1 billion at 31 December 2013.

Funding

At 31 December 2013, the Group held € 42 billion in qualifying liquid assets/contingent funding (excluding liquid assets in AIB Group (UK) p.l.c. which was unavailable for use at an overall Group level) of which approximately € 28 billion was used in repurchase agreements.

Customer accounts contributed 60% of the total funding requirement at 31 December 2013, up from 55% at 31 December 2012.

(1) The funding gap reflects net loans (including held for Sale) less customer accounts.

* Restated due to change in accounting policy for employee benefits (note 60).

Financial review - 3. Management report

Capital

The capital ratios continue to be comfortably above minimum regulatory requirements with the core tier 1 ratio of 14.3% compared to the regulatory requirement of 10.5%.

Capital	2013 € bn	Restated* 2012 € bn	% change

Risk weighted assets	62	71	-13

	%	%

Core tier 1 ratio	14.3	15.2
Total capital ratio	16.6	17.8
Basel III fully loaded CET1 ratio(1)	10.5	10.2
Basel III transitional CET1 ratio(2)	15.0

The core tier 1 ratio reduced to 14.3% from 15.2% at 31 December 2012 due to credit provisions partially offset by operating profit before provisions and lower risk weighted assets.

Risk weighted assets reduced € 9 billion to € 62 billion mainly as a result of lower net loan balances, available for sale disposals and reductions in both Operational and Market risk. These reductions were partly offset by increases due to changes in risk models and credit quality.

The total capital ratio reduced by 1.2% to 16.6% at 31 December 2013 following the reduction in core tier 1 as mentioned above along with a reduction due to the continued amortisation of the contingent capital instrument (“CoCo”).

The Basel III fully loaded CET1 ratio(1) of 10.5% at 31 December 2013 increased 0.3% from 31 December 2012. This increase was due to lower risk weighted assets, a reduction in the pension fund deficit and a capital benefit from disposals of available for sale securities partly offset by the loss in the period. The leverage ratio at 31 December 2013 was c. 5%(1).

For further commentary on capital, see the Capital Management section on pages 47 to 49.

Balance Sheet Assessment (“BSA”)

The Central Bank of Ireland (“CBI”) concluded a BSA of the three credit institutions covered under the Eligible Liability Guarantee Scheme, including AIB, in the fourth quarter of 2013. This review included an assessment of asset quality, risk weighted assets and point in time capital adequacy as at 30 June 2013. As disclosed in early December 2013, AIB was advised of the findings of this review and has considered them in the preparation of the Group’s year end December 2013 impairment provisions, capital position and financial statements. The BSA review process included a top down mortgage modelling exercise and a review of the classification of 670 mortgages. 1,210 non-mortgage sample file reviews were also performed. The review was conducted in line with the CBI impairment guidelines issued in May 2013. The findings as at 30 June 2013 suggested higher mean impairment provisions of € 1,135 million and higher risk weighted assets of € 1,564 million for consideration by the Group. The Group determines impairment provisions on an ongoing basis in accordance with IFRS accounting standards, which takes into account impairment triggers, collateral valuations and the timing of realisation. In arriving at the 2013 total credit impairment provisions charge of € 1,916 million, the Group also considered the CBI BSA findings and impairment guidelines The Group’s own assessment of the impairment charge for 2013 is substantially consistent with all of the BSA mean provision finding of € 1,135 million. The table on this page summarises AIB Group’s capital ratios as at 31 December 2013 and 2012.

Risk weighted assets (“RWAs”) reduced by € 9.0 billion in the year to 31 December 2013. The credit RWAs reduction of € 7.3 billion is primarily a result of amortisations, deleveraging, increased provisions and foreign exchange movements, which were offset to a degree by changes implemented in risk models, including those identified as part of the BSA exercise, and deterioration in credit quality, particularly in the mortgage portfolio. The RWAs attaching to market risk reduced by € 0.4 billion, primarily due to the maturing of positions in traded debt instruments and equities. The RWAs attaching to operational risk reduced by € 1.3 billion in 2013 reflecting the reduced levels of income in the annual calculation, arising in the main from disposals and the impact of the economic decline in the last three years.

36

(1)Based on full implementation of the Basel III CRD IV regulations and includes 2009 Preference Shares.

(2)Based on a phased implementation of the Basel III CRD IV regulations and includes 2009 Preference Shares.

*Restated due to change in accounting policy for employee benefits (note 60).

Financial review - 3. Management report

Half-year analysis

	31 December	30 June	31 December	30 June
	2013	2013	2012	2012
Half-year balance sheet metrics	€ bn	€ bn	€ bn	€ bn

Gross loans	82.8	85.2	89.3	93.3
Gross loans held for sale	-	0.1	0.6	2.0
Net loans	65.7	68.7	72.9	78.0
Net loans held for sale	-	0.1	0.4	1.7
Customer accounts	65.7	64.8	63.6	63.6

			Restated*	Restated*
	Half-year	Half-year	Half-year	Half-year
	31 December	30 June	31 December	30 June
	2013	2013	2012	2012
Half-year income statement	€ m	€ m	€ m	€ m

Net interest income before ELG	800	718	711	783
ELG	(50)	(123)	(173)	(215)
Net interest income	750	595	538	568
Other income	249	321	115	203

Total operating income	999	916	653	771
Total operating expenses	(716)	(754)	(867)	(881)

Operating profit/(loss) before provisions	283	162	(214)	(110)
Total provisions	(1,166)	(738)	(1,556)	(973)

Operating loss	(883)	(576)	(1,770)	(1,083)
Associated undertakings	4	3	9	1
Profit/(loss) on disposal of property	1	-	2	-
Profit/(loss) on disposal of business	-	1	5	(2)

Loss before exceptional items	(878)	(572)	(1,754)	(1,084)

	%	%	%	%

Cost income ratio	72	82	133	114
Net interest margin excluding ELG	1.45	1.28	1.20	1.24
Loan deposit ratio	100	106	115	123

*Restated due to change in accounting policy for employee benefits (note 60).

Half-year 31 December 2013 v Half-year 30 June 2013

Net loans including held for sale reduced by € 3.1 billion (5%) as a result of loan amortisation and provisions. Customer accounts increased € 0.9 billion (1%) resulting in an improvement in the loan deposit ratio, reducing from 106% to 100%.

Net interest margin excluding ELG of 1.45% was 17 bps higher due to lower funding costs and the impact of asset and deposit re-pricing.

Operating profit before provisions of € 283 million was € 121 million (75%) higher. The increase reflected higher net interest income as a result of lower ELG and funding costs and lower operating expenses mainly driven by lower staff numbers. These positive drivers were partly offset by lower other income as the half-year to 30 June 2013 included a gain of € 62 million resulting from re-estimating the timing of cash flows on NAMA senior bonds. The cost income ratio improved from 82% to 72%.

Half-year 31 December 2013 v Half-year 31 December 2012

Net loans including held for sale have reduced by € 7.6 billion (10%) as a result of deleveraging, loan amortisation and provisions. Customer accounts increased € 2.1 billion (3%) resulting in an improvement in the loan deposit ratio, reducing from 115% to 100%.

Net interest margin excluding ELG of 1.45% was 25 bps higher due to lower funding costs, and re-pricing of both customer accounts and loans.

Operating profit before provisions of € 283 million was € 497 million higher due to higher net interest income as a result of lower ELG and funding costs, higher other income, and lower operating expenses mainly driven by lower staff numbers and cost saving initiatives. The cost income ratio improved from 133% to 72%.

Financial review - 3. Management report

Segment reporting

In the latter part of 2012 AIB commenced organising its internal structure to a more customer centric model comprising the following key segments: Domestic Core Bank (“DCB”), AIB UK, and Financial Solutions Group (“FSG”). Reporting on this new segment basis commenced in 2013. Consequently, the full year to December 2012 has been presented in the new operating structure. Segment information for 2011 has not been prepared as the information is not available and the cost to develop it would be excessive. A number of significant transactions occurred during 2011 that does not make it possible to restate the 2011 performance in line with the segmental structure in operation for 2013. In particular, these include business disposals (e.g. AIB Polish Division), business acquisitions (e.g. EBS Limited), the finalisation of the transfer of loans to NAMA and Non Core deleveraging activity.

A summary description of each segment is outlined below with a more comprehensive overview available on pages 11 to 14.

Domestic Core Bank (“DCB”) services the personal, business and corporate customers of AIB in the Republic of Ireland, in addition to wealth management services and has a strong presence in all key sectors including SMEs, mortgages, personal and corporate banking. All owner occupier mortgages in the Republic of Ireland are reported in DCB. This segment also includes the bank’s treasury and capital markets functions.

AIB UK comprises retail and commercial banking operations in Great Britain operating under the trading name Allied Irish Bank (GB) (“AIB GB”) and in Northern Ireland operating under the trading name First Trust Bank (“FTB”). UK Structured Lending Services (“SLS”) deals with AIB UK customers in difficulty within one centre of expertise.

Financial Solutions Group (“FSG”) segment is dedicated to supporting business and personal customers in financial difficulties on a case by case basis and Third Party Servicing of NAMA loans. Non-impaired loans connected to customers in financial difficulty are also reported in this segment.

Group includes AIB’s operations in the Isle of Man/Channel Islands in 2012 (operations closed in 2013) and central control and support functions costs. Central control and support function costs include operations & technology, risk, audit, finance, general counsel, human resources and corporate affairs & strategy. Certain overheads related to these activities are managed and reported in the Group segment.

The segments’ performance statements include all income and direct costs but exclude certain overheads which are managed centrally and the costs of these are included in the ‘Group’ segment. Funding and liquidity charges are based on actual wholesale funding costs incurred and segments’ net funding requirements. Income on capital is allocated to segments based on each segment’s capital requirement. The cost of services between segments and from central support functions is based on the estimated actual cost incurred in providing the service. A summarised view of the Group’s segmental performance is available in note 1 to the financial statements.

Segment transfers

AIB completed non-core deleveraging during 2013 under the Financial Measures Programme. Upon completion of the non-core deleveraging target, certain assets were transferred back to the relevant segments. The table below gives a summary of the balance sheet transfers at 1 July 2013.

Balance sheet transfers	DCB € bn	AIB UK € bn	FSG € bn	Total € bn

Non-core
Gross loans to customers	1.7	5.0	(6.7)	-
Credit provisions	(0.4)	(1.7)	2.1	-

Net loans to customers	1.3	3.3	(4.6)	-

In addition a decision was made to transfer management of Corporate Banking Britain (“CBB”) to AIB UK segment as part of a strategy change to grow and manage the corporate business under the AIB GB brand. This transfer is set out below.

Balance sheet transfers	DCB € bn	AIB UK € bn	FSG € bn	Total € bn

CBB
Gross loans to customers	(0.7)	0.7	-	-
Credit provisions	-	-	-	-

Net loans to customers	(0.7)	0.7	-	-
Customer accounts	(0.9)	0.9	-	-

The table below gives a summary of the contribution statement impacts of the above mentioned transfers for the second half of 2013.

H2 2013 Contribution statement impact	DCB € m	AIB UK € m	FSG € m	Total € m

Net interest income	6	16	(22)	-
Other income	(7)	3	4	-
Total operating expenses	1	(3)	2	-
Total provisions	2	(138)	136	-

Operating contribution	2	(122)	120	-

38

Financial review - 3. Management report

Domestic Core Bank (“DCB”)

•	CONTRIBUTION BEFORE PROVISIONS OF € 683 MILLION COMPARED TO A CONTRIBUTION OF € 284 MILLION IN 2012.

•	TOTAL OPERATING INCOME WAS € 340 MILLION (31%) HIGHER AND TOTAL OPERATING EXPENSES WERE € 59 MILLION (7%) LOWER THAN 2012.

Balance sheet

Gross loans reduced € 0.5 billion (1%) since 31 December 2012. There were € 1 billion of loan transfers(1) into DCB which were more than offset by repayments which exceeded new lending. Customer accounts increased € 2.4 billion (5%) since 31 December 2012 (including Repos of € 5.8 billion). Excluding Repos, Ark Life deposit elimination and the € 0.9 billion CBB deposits transferred to UK, customer accounts were € 1.3 billion (3%) lower than 31 December 2012 as a result of balance sheet management.

Contribution

DCB operating contribution before provisions of € 683 million was € 399 million (140%) higher than 2012 with income € 340 million (31%) higher and costs € 59 million (7%) lower. After provisions of € 843 million the negative contribution before exceptional items was € 151 million, compared to a contribution of € 8 million in 2012.

Net interest income

Net interest income of € 973 million was € 226 million (30%) higher than 2012 due to reductions in the ELG charge following cessation of the ELG scheme for new liabilities on 28 March 2013, lower funding costs, loan pricing actions and increased investments in securities. These positive impacts were partly offset by lower loan volumes; as repayments exceeded new lending, lower income on NAMA bonds, and the impact of lower interest rates and yields on treasury operations.

Other income

Other income improved € 114 million (33%) to € 460 million with higher current account fees, improved treasury income and the positive impact from re-estimating the timing of cash flows on NAMA senior bonds.

DCB balance sheet metrics(1)	31 Dec 2013 € bn	31 Dec 2012 € bn	% change

Gross loans	47.6	48.1	-1
Net loans	44.3	46.0	-4
Customer accounts	53.6	51.2	5

	%	%	change

Loan deposit ratio	83	90	-7

DCB contribution statement(1)	2013 € m	2012 € m	% change

Net interest income before ELG	1,120	1,068	5
ELG	(147)	(321)	-54
Net interest income	973	747	30
Other income	460	346	33

Total operating income	1,433	1,093	31
Total operating expenses	(750)	(809)	-7

Operating contribution before provisions	683	284	140
Total provisions	(843)	(290)	191

Operating contribution	(160)	(6)	-
Associated undertakings	8	13	-38

Contribution before disposal of property	(152)	7	-
Profit on disposal of property	1	-	-

Contribution before disposal of business	(151)	7	-
Profit on disposal of business	-	1	-

Contribution before exceptional items	(151)	8	-

	%	%	change

Cost income ratio	52	74	-22

Operating expenses

Total operating expenses reduced € 59 million (7%) to € 750 million as reduced staff numbers resulted in lower salary and associated costs compared with 2012.

Personnel expenses of € 452 million were € 65 million (13%) lower than 2012 mainly as a result of reductions in staff numbers. General and administrative expenses of € 244 million were € 6 million higher than 2012 due to higher technology costs as the bank continues to become more technology focused. The charge for depreciation, impairment and amortisation of € 54 million was in line with 2012.

Provisions

Total provisions of € 843 million were € 553 million higher than 2012. The increase was mainly in mortgages reflecting changes in assumptions to reflect current data on loss history and portfolio development as well as incorporating additional loss parameters assessed on restructuring outcomes. The increase also included an increase in IBNR due to a change in the emergence period from 6 months to 9 months.

(1)For details of balance sheet transfers see page 38.
39

Financial review - 3. Management report

AIB UK

•	OPERATING CONTRIBUTION BEFORE PROVISIONS OF £ 64 MILLION COMPARED TO A NEGATIVE CONTRIBUTION OF £ 31 MILLION IN 2012.

•	COST INCOME RATIO IMPROVEMENT, 69% IN 2013 COMPARED TO 123% IN 2012.

Balance sheet

AIB UK gross loans to customers increased £ 3.9 billion (53%) since 31 December 2012 including loan transfers(1). Excluding the loan transfers gross loans reduced £ 1.0 billion to £ 6.3 billion following loan repayments during the period.

Customer accounts excluding transfers(1) reduced by £ 0.6 billion (7%) since 31 December 2012 following deposit pricing actions, which resulted in a managed reduction in UK deposits.

Loan deposit ratio has increased to 103% in 2013 compared to 76% in 2012. The increase was mainly driven by the CBB and non-core transfers into the UK segment on 1 July 2013.

Contribution

AIB UK operating contribution before provisions of £ 64 million was £ 95 million higher than the negative contribution of £ 31 million in 2012 with income £ 72 million (53%) higher and costs £ 23 million (14%) lower. The negative contribution before exceptional items was £ 68 million, an improvement of £ 40 million (37%) on 2012 negative contribution of £ 108 million.

Net interest income

Net interest income of £ 151 million was £ 68 million (82%) higher than 2012 mainly due to reductions in the ELG charge following AIB UK’s withdrawal from the ELG scheme in August 2012 and lower funding costs as a result of deposit pricing actions along with the impact of loan repricing.

Other income

Other income of £ 58 million in 2013 was £ 4 million higher than 2012 following transfer of CBB and non-core on 1 July 2013.

Total operating expenses

Total operating expenses reduced £ 23 million (14%) to

AIB UK balance sheet metrics(1)	31 Dec 2013 £ bn	31 Dec 2012 £ bn	% change

Gross loans	11.2	7.3	53
Net loans	9.4	6.8	38
Customer accounts	9.1	8.9	2

	%	%	change

Loan deposit ratio	103	76	27

	Restated*
AIB UK contribution statement(1)	2013 £ m	2012 £ m	% change

Net interest income before ELG	161	112	44
ELG	(10)	(29)	-66
Net interest income	151	83	82
Other income	58	54	7

Total operating income	209	137	53
Total operating expenses	(145)	(168)	-14

Operating contribution before provisions	64	(31)	-
Total provisions	(133)	(79)	68

Operating contribution	(69)	(110)	37
Associated undertakings	1	2	-50

Contribution before exceptional items	(68)	(108)	37

Contribution before exceptional items € m	(80)	(133)	40

	%	%	change

Cost income ratio	69	123	-54

* Restated due to change in accounting policy for employee benefits (note 60).

£ 145 million. Personnel expenses of £ 92 million were £ 3 million (3%) higher than 2012. Reduced staff numbers resulted in lower salary and associated costs which were more than offset by higher retirement benefit expenses.

General and administrative expenses of £ 48 million were £ 22 million (31%) lower than 2012 mainly due to lower occupancy costs as a result of the restructuring of the UK business and the impact of lower staff numbers.

The increase in total income along with a decrease in total operating expenses resulted in an improvement in the cost income ratio from 123% in 2012 to 69% in 2013.

Provisions

Total provisions of £ 133 million were £ 54 million (68%) higher than 2012 due to loan transfers. Excluding transfers, provisions were lower than 2012.

(1)For details of balance sheet transfers see page 38.
40

Financial review - 3. Management report

Financial Solutions Group (“FSG”)

•	GROSS LOANS REDUCED € 10.8 BILLION SINCE 31 DECEMBER 2012 DUE TO TRANSFERS, DELEVERAGING AND LOAN AMORTISATION.

•	NON-CORE DELEVERAGING TARGET OF € 20.5 BILLION (NET LOANS) ACHIEVED.

•	TOTAL PROVISIONS REDUCED BY € 1,236 MILLION (58%) COMPARED TO 2012.

Balance sheet

Gross loans reduced € 10.8 billion (33%) since 31 December 2012 mainly due to non-core deleveraging of € 2.5 billion, loan transfers of € 6.7 billion and loan amortisation/charge-offs of € 1.6 billion during the period. Provisions have reduced € 2.2 billion (16%) since 31 December 2012. Transfers accounted for € 2.1 billion of the reduction with the remaining net movement mainly consisting of income statement provision charge, charge-offs and foreign exchange movement.

The non-core deleveraging target of € 20.5 billion was successfully completed ahead of schedule, with € 2.2 billion reduction in net loans achieved in 2013.

Contribution

FSG operating contribution before provisions of € 54 million was € 112 million higher than 2012 with income € 30 million (16%) higher and total operating expenses € 82 million (34%) lower. The negative contribution before exceptional items was € 855 million, an improvement of € 1,348 million (61%) compared with the 2012 negative contribution of € 2,203 million.

Net interest income

Net interest income of € 190 million was € 40 million (17%) lower than 2012 due to lower loan volumes including transfers of loans to other segments. This was partly offset by reductions in the ELG charge following cessation of the ELG scheme for new liabilities on 28 March 2013 and lower funding costs.

Other income

Other income improved € 70 million to € 25 million. 2012 included higher loan breakage and associated costs relating to deleveraging and mark to market writedowns on credit default swaps.

FSG balance sheet metrics(1)	31 Dec 2013 € bn	31 Dec 2012 € bn	% change

Gross loans	21.8	32.0	-32
Gross loans held for sale	-	0.6	-
Net loans	10.2	18.4	-45
Net loans held for sale	-	0.4	-
Customer accounts	1.1	1.3	-15

FSG contribution statement(1)	2013 € m	2012 € m	% change

Net interest income before ELG	204	254	-20
ELG	(14)	(24)	-42
Net interest income	190	230	-17
Other income	25	(45)	-

Total operating income	215	185	16
Total operating expenses	(161)	(243)	-34

Operating contribution before provisions	54	(58)	-
Total provisions	(906)	(2,142)	-58

Operating contribution	(852)	(2,200)	61
Associated undertakings	(3)	(5)	40

Contribution before disposal of business	(855)	(2,205)	61
Profit on disposal of business	-	2	-

Contribution before exceptional items	(855)	(2,203)	61

	%	%	change

Cost income ratio	75	131	-56

Operating expenses

Total operating expenses reduced € 82 million (34%) to € 161 million with lower salary and associated costs and lower external consultancy and advisory fees compared with 2012.

Personnel expenses of € 128 million were € 40 million (24%) lower than 2012 as reduced staff numbers and the transfer of assets out of FSG on completion of the deleveraging programme resulted in lower salary and associated costs. FSG are resourced to manage impaired loans of c.€ 18 billion and support business and personal customers in financial difficulties.

General and administrative expenses of € 32 million were € 37 million (54%) lower than 2012 mainly due to lower external consultancy and advisory fees associated with deleveraging.

Provisions

Total provisions of € 906 million were € 1,236 million (58%) lower than 2012. While there have been positive indications that the Irish and global economies are stabilising, challenging conditions continue to remain.

(1)For details of balance sheet transfers see page 38. (2)Includes amortisation, charge-offs and foreign exchange movements.	41

Financial review - 3. Management report

Group

•	TOTAL OPERATING EXPENSES HAVE REDUCED BY € 101 MILLION (21%), € 388 MILLION IN 2013 COMPARED TO € 489 MILLION IN 2012.

Contribution

Group operating contribution before provisions of € 366 million was € 146 million lower than 2012 with income € 45 million higher and costs € 101 million lower.

The negative contribution before exceptional items was € 364 million, a decrease of € 146 million on the 2012 negative contribution of € 510 million.

Total operating income improved € 45 million in 2013. 2012 income was negatively impacted by € 32 million negative fair value movement on the options relating to the Aviva Life Holdings transaction.

Operating expenses

Total operating expenses reduced € 101 million to € 388 million in 2013 due to lower salary and associated costs resulting from reduced staff numbers, lower external consultancy and advisory fees and lower occupancy costs. Operating expenses in Group include unallocated overheads relating to operations & technology, risk, audit, finance, general counsel, human resources and corporate affairs & strategy.

Personnel expenses of € 162 million in 2013 were € 84 million (34%) lower than 2012 as a result of the reduction in staff numbers.

General and administrative expenses of € 187 million in 2013 were € 9 million (5%) lower than 2012 due to lower occupancy costs as a result of restructuring and the impact of lower staff numbers, and lower external consultancy and advisory fees.

The charge for depreciation, impairment and amortisation of € 39 million in 2013 was € 8 million (17%) lower than 2012 as a result of the unwind of depreciation relating to capital investments in prior periods.

	Restated*
Group contribution	2013	2012	%
statement	€ m	€ m	change

Net interest income	5	27	-81
Other income	17	(50)	-

Total operating income	22	(23)	-
Total operating expenses	(388)	(489)	-21

Operating contribution before provisions	(366)	(512)	29
Total provisions	1	-	-

Contribution before disposal of property	(365)	(512)	31
Loss on disposal of property	-	2	-

Contribution before disposal of business	(365)	(510)	28
Contribution on disposal of business	1	-	-

Contribution before exceptional items	(364)	(510)	29

* Restated due to change in accounting policy for employee benefits (note 60).

Financial review - 3. Management report

Performance commentary comparing 2012 with 2011

The following performance commentary compares 2012 with 2011. In the latter part of 2012 AIB commenced organising its internal structure to a more customer centric model. Therefore the comparison between 2012 and 2011 is prepared at a Group level and includes the restatement due to a change in accounting policy for employee benefits.

Summary income statement	Restated* 2012 € m	Restated* 2011 € m	% change

Net interest income	1,106	1,350	-18
Other income	318	438	-27

Total operating income	1,424	1,788	-20
Personnel expenses	(1,041)	(966)	8
General and administrative expenses	(589)	(637)	-8
Depreciation(1), impairment and amortisation(2)	(118)	(115)	3
Total operating expenses	(1,748)	(1,718)	2

Operating(loss)/profit before provisions	(324)	70	-
Provisions for impairment on loans and receivables	(2,434)	(7,861)	-69
Provisions for liabilities and commitments	(9)	(17)	-47
Provisions for impairment on financial investments available for sale	(86)	(283)	-70
Total provisions	(2,529)	(8,161)	-69

Operating loss	(2,853)	(8,091)	65
Associated undertakings	10	(37)	-
Profit/(loss) on disposal of property	2	(1)	-
Profit/(loss) on disposal of businesses	3	38	-92

Loss from continuing operations before exceptional items	(2,838)	(8,091)	65
Loss on disposal of loans	(962)	(322)	-
Profit/(loss) on transfer of financial instruments to NAMA	159	(364)	-
Gain on redemption of subordinated debt and other capital instruments	–	3,277	-
Interest rate hedge volatility	–	(39)	-
Retirement benefits curtailment	204	–	-
Restructuring and restitution expenses	(292)	(33)	-
Writeback/(charge) of contingent provisions for NAMA loans	–	433	-
Total exceptional items	(891)	2,952	-

Loss before taxation from continuing operations	(3,729)	(5,139)	27
Income tax credit from continuing operations	172	1,193	-86

Loss after taxation from continuing operations	(3,557)	(3,946)	10
Profit after taxation from discontinued operations	–	1,628	-

Loss for the year	(3,557)	(2,318)	-53

	2012%	2011%

Cost income ratio(3)	123	96

(1)Depreciation of property, plant and equipment.

(2)Impairment and amortisation of intangible assets.

(3)Excluding exceptional items.

*Restated due to change in accounting policy for employee benefits (note 60).

Overview of results

The Group recorded a loss before taxation from continuing operations of € 3.7 billion in 2012 compared to a loss of € 5.1 billion in 2011. When exceptional items of € 0.9 billion in 2012 are excluded the loss from continuing operations was € 2.8 billion in 2012 compared to € 8.1 billion in 2011. The performance reflected a material reduction in provisions and lower levels of income on reduced business volumes. Provisions for impairment on loans and receivables were € 2.4 billion in 2012, a reduction of € 5.4 billion from 2011. The level of provisions in 2012 continues to reflect the continued weak economic environment.

The Group recorded an operating loss before provisions and excluding exceptional items of € 324 million in 2012 compared to € 70 million profit in 2011. Net interest income reduced by 18% compared to 2011, reflecting lower loan balances following deleveraging, higher volumes

Financial review - 3. Management report

of impaired loans and an increase in the cost of funds for the bank. Other income was 27% lower as fee and commission income reduced in 2012 reflecting subdued demand, lower business volumes and weak economic conditions. Total operating expenses were 2% higher compared to 2011, and 1% higher when the impact of EBS for the full twelve months in 2012 is taken into account. This increase in costs mainly related to additional external provider fees on credit management improvement, partially offset by the impact of staff exits in 2012.

At 31 December 2012, the Group remains well capitalised with a core tier 1 capital ratio of 15.2%, comfortably above the 10.5% minimum target level as prescribed by the Central Bank of Ireland.

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

Net interest income

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

Excluding the cost of the ELG scheme, the net interest margin for 2012 was 1.22% compared with 1.40% in 2011. The factors contributing to the decline in the margin of 18bps are due to a contraction in yields on interest earning assets of 14bps and an increase of 4bps on the cost of funding those assets.

Other income

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

Negative trading income was € 100 million in 2012 compared to € 74 million in 2011. Increase in negative income reflects a further fair value movement on the options relating to transactions on the expected disposal of Aviva Life Holdings (see note 31 to the financial statements) and loan breakage and associated costs relating to deleveraging.

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

Financial review - 3. Management report

Total operating expenses

2012 operating expenses of € 1,748 million includes EBS costs of € 80 million for a full twelve months compared to € 46 million for six months in 2011 (date of acquisition 1 July 2011). Adjusting for the acquired EBS business, operating costs of € 1,668 million are € 4 million lower than 2011.

Personnel expenses in 2012 were € 1,041 million, an increase of € 75 million or 8% compared with € 966 million in 2011, and include the full year impact of EBS of € 36 million compared to the six month impact of € 21 million in 2011. The higher costs reflected the higher pension costs and an increase in the number of fixed term contract staff, particularly in credit management areas. The implementation of the early retirement/voluntary severance scheme in 2012 included the departure of 1,744 staff from AIB resulting in an overall net decrease in FTE of 1,072 compared to 2011. The majority of the early retirement/voluntary severance scheme exits occurred in the latter part of 2012.

General and administrative expenses of € 589 million in 2012 were € 48 million or 8% lower than 2011 and reflect lower external provider fees compared to 2011. External provider fees in both periods were associated with business outsourcing and credit management. Additionally, external provider fees in 2011 were incurred on capital raising initiatives.

Depreciation, impairment and amortisation expense of € 118 million in 2012 was € 3 million or 3% higher when compared to 2011.

Asset quality

The provision for impairment on loans and receivables reduced 69% from € 7.9 billion (7.84% of average loans) in 2011 to € 2.4 billion (2.57% of average loans) in 2012. Impaired loans increased from € 24.8 billion (25% of loans) in 2011 to € 29.4 billion (33% of loans) in 2012. Specific provisions as a percentage of impaired loans increased from 49% in 2011 to 52% in 2012. Total balance sheet provisions at 31 December 2012 were € 16.5 billion up from € 14.9 billion in 2011.

Associated undertakings

Income from associated undertakings in 2012 was € 10 million compared with a loss of € 37 million in 2011, 2012 income includes Aviva Health Insurance Ireland Limited and AIB’s share in the joint venture with First Data International trading as AIB Merchant Services. On 1 July 2012, AIB re-designated its investment in Aviva Life Holdings as an equity investment at fair value through the income statement (see note 31 to the financial statements).

Income tax

The taxation credit for 2012 was € 172 million (being a € 172 million credit relating to deferred taxation), compared with a taxation credit of € 1,193 million in 2011(including a credit of € 1,153 million relating to deferred taxation). The credit is influenced by the geographic mix of profits and losses, which are taxed at the rates applicable in the jurisdictions where the Group operates. With specific exceptions, the largest of which relates to UK tax losses, deferred tax credit continues to be recognised in full for the value of tax losses arising in Group companies, as it is expected that the tax losses will be utilised in full against future profits.

Discontinued operations

Discontinued operations recorded a profit after taxation of € 1,628 million in 2011. BZWBK recorded a profit after taxation of € 82 million in the three months to March 2011 and there was a profit on disposal of the business of € 1,546 million, following completion of the sale on 1 April 2011.

Balance sheet commentary

The commentary on the balance sheet is on a continuing operations basis unless otherwise stated.

	31 December	31 December
	2012	2011	%
Gross loans(1)	€ bn	€ bn	change

Total Core	74.3	76.9	-3
Non-Core	15.0	20.5	-27

Total gross customer loans	89.3	97.4	-8
Other gross loans held for sale (Non-Core)	0.6	1.2	-50

Total gross loans	89.9	98.6	-9

(1) The balance sheet identifies loans eligible for sale to NAMA and loans classified as held for sale as part of deleveraging measures (included in ‘Disposal groups and non-current assets held for sale’) separately from other customer loans.

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

45

Financial review - 3. Management report

	31 December	31 December
	2012	2011	%
Net loans(1)	€ bn	€ bn	change

Total Core	63.7	68.7	-7
Non-Core	9.2	13.8	-33

Total net customer loans	72.9	82.5	-12
Other net loans held for sale (Non-Core)	0.4	1.2	-67

Total net loans	73.3	83.7	-12

(1) The balance sheet identifies loans eligible for sale to NAMA and loans classified as held for sale as part of deleveraging measures (included in ‘Disposal groups and non-current assets held for sale’) separately from other customer loans.

Total net loans decreased by € 10.4 billion or 12%, reflecting the movement of gross loans as set out above and additional impairment charge in the year. The identified pool of Non-Core assets including net customer loans classified as held for sale reduced from € 15.0 billion at 31 December 2011 to € 9.6 billion at 31 December 2012.

	31 December	31 December
	2012	2011	%
Customer accounts	€ bn	€ bn	change

Total Core	63.6	60.7	5
Non-Core	–	–	–

Total customer accounts	63.6	60.7	5

Customer accounts of € 63.6 billion are up € 2.9 billion (5%) since 2011. The increase in 2012 was achieved despite a range of deposit pricing actions taken in 2012 and generally reflects a return to more normalised market behaviour.

Funding(1)

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

Segment reporting 2012 V 2011

While the full year to December 2012 has been presented in the new operating structure, segment information for 2011 has not been prepared as the information is not available and the cost to develop it would be excessive. A number of significant transactions occurred during 2011 that does not make it possible to restate the 2011 performance in line with the segmental structure in operation for 2013. In particular, these include business disposals (e.g. AIB Polish Division), business acquisitions (e.g. EBS Limited), the finalisation of the transfer of loans to NAMA and Non Core deleveraging activity.

(1)The funding commentary is on a total AIB Group basis.
46

Financial review - 4. Capital management

Capital

The objectives of the Group’s capital management policy are to at all times comply with regulatory capital requirements and to ensure that the Group has sufficient capital to cover the current and future risks inherent in its business and to support its future development.

The Group does this through an Internal Capital Adequacy Assessment Process (“ICAAP”), which is subject to supervisory review and evaluation. The minimum regulatory capital requirements set by the Central Bank of Ireland (‘the Central Bank’) or (“CBI”), which reflect the requirements of the Capital Requirements Directive (“CRD”) established a floor of 4% under which the core tier 1 capital ratio must not fall (8% for total capital ratio).

Following the Prudential Capital Assessment Review (“PCAR”) in March 2011, the Central Bank announced a new minimum capital target for AIB of 10.5% core tier 1 capital ratio in a base scenario and 6% core tier 1 capital ratio in a stressed scenario. These target ratios form the basis of the Group’s capital management policy and are the capital adequacy requirements effective as at 31 December 2013.

The Group’s core tier 1 capital ratio was 14.3% as at 31 December 2013, down from 15.2% as at 31 December 2012 (see page 49).

Capital Requirements Directive (“CRD”)

The CRD, which came into force on 1 January 2007, is the EU directive that establishes the regulatory capital adequacy requirements for credit institutions. It is set out in three distinct ‘Pillars’. Pillar 1 is concerned with the calculation of the minimum capital requirements for credit risk, market risk and operational risk. It introduced greater granularity and sensitivity in risk weightings, including for certain portfolios risk weightings determined by regulatory approved internal rating models (known as the Internal Ratings Based approach). Under Pillar 2, banks are required to estimate their own internal capital requirements to cover all material risks (not limited to the Pillar 1 risks) as part of their ICAAP which is then subject to supervisory review and evaluation (known as the “SREP”). Pillar 3 (‘market discipline’) involves the disclosure of a suite of qualitative and quantitative risk management information to the market. The Group issued its most recent Pillar 3 disclosures in June 2013.

Since it first came into effect, the CRD has been amended a number of times (“CRD II” and “CRD III”). These amendments reflected in the main; new requirements on hybrid tier one capital instruments; updates to the large exposures regime; improved risk management requirements for securitisations; and changes to trading book capital requirements. These amendments have not had a material impact on the capital position of the Group.

In 2013, the European Union (“EU”) adopted a legislative package known as “CRD IV”, to strengthen the regulation of the banking sector and to implement the Basel III agreement in the EU legal framework. The EU text was formally published in the Official Journal of the EU on 27 June 2013. The CRD IV package entered into force on 1 January 2014, with some of the new provisions being phased-in between 2014 and 2019.

CRD IV consists of the Capital Requirements Regulation (“CRR”), which is directly applicable to firms across the EU, and new Capital Requirements Directive (“CRD”), which must be implemented by member states of the European Union Economic area through national law. These include enhanced requirements for quality and quantity of capital, a basis for new liquidity and leverage requirements, new rules for counterparty risk, and new macroprudential standards including a countercyclical capital buffer and capital buffers for systemically important institutions. CRD IV also makes changes to rules on corporate governance, including remuneration, and introduces standardised EU regulatory reporting - referred to as COREP and FINREP. These reporting requirements will specify the information that firms must report to supervisors in areas such as own funds, large exposures and financial information.

Based on full implementation of the CRD IV regulations, the Group’s pro-forma Common Equity Tier 1 (“CET 1”) ratio, including the 2009 Preference Shares (which will continue to be considered as CET 1 until 31 December 2017), is estimated at 10.5% as at 31 December 2013. Based on the transitional provisions of CRD IV, the Group’s pro-forma CET 1 ratio, including the 2009 Preference Shares, is estimated at 15.0% as at 31 December 2013.

CRD IV also introduces a Leverage Ratio, designed to act as a non-risk sensitive back-stop measure to reduce the risk of a build-up of excessive leverage in an individual bank and the financial system as a whole. It is defined as tier 1 capital divided by a non-risk adjusted measure of assets. Based on full implementation of CRD IV, the pro-forma Leverage Ratio, including the 2009 Preference Shares, is estimated at 5%.

Financial review - 4. Capital management

Balance Sheet Assessment (“BSA”)

The CBI concluded a BSA of the three credit institutions covered under the Eligible Liability Guarantee Scheme, including AIB, in the fourth quarter of 2013. This review included an assessment of asset quality, risk weighted assets and point in time capital adequacy as at 30 June 2013. As disclosed in early December 2013, AIB was advised of the findings of this review and has considered them in the preparation of the Group’s year end December 2013 impairment provisions, capital position and financial statements.

The BSA review process included a top down mortgage modelling exercise and a review of the classification of 670 mortgages. 1,210 non-mortgage sample file reviews were also performed. The review was conducted in line with the CBI impairment guidelines issued in May 2013.

The CBI ‘point in time’ BSA exercise was conducted as at 30 June 2013. The findings suggested higher mean impairment provisions of € 1,135 million and higher risk weighted assets of € 1,564 million for consideration by the Group.

The Group determines impairment provisions on an on-going basis in accordance with IFRS accounting standards, which takes into account impairment triggers, collateral valuations and the timing of realisation. In arriving at the 2013 total credit impairment provisions charge of € 1,916 million, the Group also considered the CBI BSA findings and impairment guidelines

The Group’s own assessment of the impairment charge for 2013 is substantially consistent with all of the BSA mean provision finding of € 1,135 million.

The table on the following page summarises AIB Group’s capital position as at 31 December 2013 and 2012.

Financial review - 4. Capital management

		Restated**
	2013	2012
Capital adequacy information*	€ m	€ m

Core tier 1
Paid up share capital and related share premium	8,096	8,096
Eligible reserves	1,436	3,113
Regulatory adjustments
Defined benefit pension adjustment	(242)	(107)
Intangible assets	(176)	(187)
Other	(30)	(18)
	(448)	(312)
Supervisory deductions from core tier 1
Unconsolidated financial investments(1)	(158)	(6)
Securitisations	–	(45)

Total core tier 1 capital	8,926	10,846

Tier 2
Eligible reserves	140	125
Credit provisions	595	682
Subordinated term loan capital	833	1,154
Supervisory deductions from tier 2 capital(1)	(158)	(51)

Total tier 2 capital	1,410	1,910

Gross capital	10,336	12,756
Supervisory deductions(1)	–	(74)

Total capital	10,336	12,682

Risk weighted assets (unaudited)
Credit risk	59,038	66,335
Market risk	177	616
Operational risk	3,180	4,466

Total risk weighted assets	62,395	71,417

Capital ratios (unaudited)
Core tier 1	14.3%	15.2%
Total	16.6%	17.8%

(1)Supervisory deductions relate to the life assurance business, Ark Life, which was acquired exclusively for resale in March 2013.

Risk weighted assets (“RWAs”) reduced by € 9.0 billion in the year to 31 December 2013. The credit RWAs reduction of € 7.3 billion is primarily a result of amortisations, deleveraging, increased provisions and foreign exchange movements, which were offset to a degree by changes implemented in risk models, including those identified as part of the BSA exercise, and deterioration in credit quality, particularly in the mortgage portfolio. The RWAs attaching to market risk reduced by € 0.4 billion, primarily due to the maturing of positions in traded debt instruments and equities. The RWAs attaching to operational risk reduced by € 1.3 billion in 2013 reflecting the reduced levels of income in the annual calculation, arising in the main from disposals and the impact of the economic decline in the last three years.

Core tier 1 capital has reduced by € 1.9 billion in the year; this is primarily due to the loss for 2013 and an increase in supervisory deductions. The impact of this movement which was partly offset by the RWA reductions as outlined above, resulted in a reduction in the core tier 1 capital ratio from 15.2% at 31 December 2012 to 14.3% at 31 December 2013. The core tier 1 ratio is in excess of the 10.5% target core tier 1 requirement as announced under the Financial Measures Programme in March 2011.

Total capital reduced by € 2.3 billion in the year to 31 December 2013, due to the € 1.9 billion movements in core tier 1 capital described above and a € 0.5 billion reduction in tier 2 capital. The reduction in tier 2 capital primarily results from the continued amortisation of the contingent capital instrument that is due to mature in July 2016. The impact of this reduction in capital was partly offset by the RWA reductions, resulting in a reduction in the total capital ratio from 17.8% at 31 December 2012 to 16.6% at 31 December 2013.

*Forms an integral part of the audited financial statements. **Restated due to change in accounting policy for employee benefits (Note 60).	49

Financial review - 5. Critical accounting policies and estimates

The Group’s accounting policies are set out on pages 209 to 235 of this report.

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

Going concern*

The financial statements for the year ended 31 December 2013 have been prepared on a going concern basis as the Directors are satisfied, having considered the risks and uncertainties impacting the Group, that it has the ability to continue in business for the period of assessment.

In making its assessment, the Directors have considered a wide range of information relating to present and future conditions. These have included financial plans prepared in November 2013 covering the period 2014 to 2016, the restructuring plan submitted to the European Commission in September 2012, liquidity and funding forecasts, and capital resources projections, all of which have been prepared under base and stress scenarios. In addition, the Directors have considered the commitment of support provided to AIB by the Irish Government. Furthermore, the Directors have considered the outlook for the Irish, the eurozone and UK economies.

Loan impairment*

AIB’s accounting policy for impairment of financial assets is set out in accounting policy number 15. The provisions for impairment on loans and receivables at 31 December 2013 represent management’s best estimate of the losses incurred in the loan portfolios at the reporting date.

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

The management process for the identification of loans requiring provision is underpinned by independent tiers of review. Credit quality and loan loss provisioning are independently monitored by credit and risk management on a regular basis. All AIB segments assess and approve their provisions and provision adequacy on a quarterly basis. These provisions are in turn reviewed and approved by the AIB Group Credit Committee on a quarterly basis with ultimate Group levels being approved by the Audit Committee and the Board.

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

The amount of specific provision required on an individually assessed loan is highly dependent on estimates of the amount of future cash flows and their timing. Individually insignificant impaired loans are collectively evaluated for impairment provisions. As this process is model driven, the total amount of the Group’s impairment provisions on these loans is somewhat uncertain as it may not totally reflect the impact of the prevailing market conditions. For further details please refer to: ‘Impact of changes to key assumptions and estimates on the impairment provisions’ on pages 85 and 86 of the Risk managment section of this report.

*Forms an integral part of the audited financial statements.

Specific provisions (continued)

The property and construction loan portfolio continues to be adversely impacted by the downturn in both the Irish and UK economies. Collateral values have significantly reduced and, particularly in Ireland, market activity is very low in the sector. Accordingly, the estimation of cash flows likely to arise from the realisation of such collateral is subject to a high degree of uncertainty.

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

The total amount of impairment loss in the Group’s non-impaired portfolio, and therefore, the adequacy of the IBNR allowance, is inherently uncertain. There may be factors in the portfolio that have not been a feature of the past and changes in credit grading profiles and grading movements may lag the change in the credit profile of the customer. In addition, current estimates of loss within the non-impaired portfolio and the period of time it takes following a loss event for an individual loan to be recognised as impaired (‘emergence period’) are subject to a greater element of estimation due to the speed of change in the economies in which the Group operates and the unprecedented market conditions. Furthermore, the potential impact of customers’ attitudes to debt obligations following new Personal Insolvency legislation, which took effect in December 2013, may impact the level of impairment provisions required. For further details of the potential impact of an increase in the emergence period, please refer to: ‘Impact of changes to key assumptions and estimates on the impairment provisions’ on pages 85 and 86 of the Risk managment section of this report.

Forbearance

The Group’s accounting policy for forbearance is set out in accounting policy number 15 ‘Impairment of financial assets’ which incorporates forbearance.

The Group has developed a number of forbearance strategies for both short-term and longer-term solutions to assist customers experiencing financial difficulties. The forbearance strategies involve modifications to contractual repayment terms in order to improve the collectability of outstanding debt, to avoid default, and where relevant, to avoid repossessions. The longer-term advanced forbearance strategies are currently in the process of being rolled out to relevant residential mortgage customers in Ireland. Forbearance strategies take place in both retail and business portfolios, particularly, residential mortgages. Where levels of forbearance are significant, higher levels of uncertainty with regard to judgement and estimation are involved in determining their effects on impairment provisions. Further information on forbearance strategies is set out in the ‘Risk management’ section of this report.

Deferred taxation*

The Group’s accounting policy for deferred tax is set out in accounting policy number 13. Details of the Group’s deferred tax assets and liabilities are set out in note 34.

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

In assessing the future profitability of the Group, the Board has considered a range of positive and negative evidence for this purpose. Among this evidence, the principal positive factors include:

–	the financial support provided to the Irish State under the EU/IMF programme and the fact that Ireland successfully exited the three-year bailout programme in December 2013 without a back-up credit line;
–	the financial support provided by the Irish Government to AIB as agreed with the EU/IMF from 2009 to 2011;
–	the Irish Government’s committed support to AIB and its nomination of the Group as one of two pillar banks in the smaller reconstructed Irish banking sector;
–	the updated restructuring plan submitted to the European Commission in September 2012, targeting a return to profitability in 2014 and the ability to grow profits thereafter;
–	Management actions during 2012 and 2013 in returning the Group to a normalised earnings path;
–	the absence of any expiry dates for Irish and UK tax losses;
–	the non-enduring nature of the loan impairments at levels which resulted in recent years’ losses; and
–	external forecasts for Ireland, the UK and eurozone economies which indicate continued economic recovery through the period of the medium-term financial plan. This is evident in a levelling off of bad debts growth, reductions in unemployment and increased spending.

*Forms an integral part of the audited financial statements.
51

Financial review - 5. Critical accounting policies and estimates

Deferred taxation* (continued)

The Board considered negative evidence and the inherent uncertainties in any long-term financial assumptions and projections, including:

–	the absolute level of deferred tax assets compared to the Group’s equity;
–	the reduced size of the Group’s operations following re-structuring;
–	the quantum of profits required to be earned and the extended period over which it is projected that the tax losses will be utilised;
–	the challenge of forecasting over a long period, taking account of the level of competition, market dynamics and resultant margin and funding pressures;
–	potential instability in the eurozone and global economies over an extended period; and
–	recent taxation changes (including Bank Levy) and the likelihood of future developments and their impact on profitability and utilisation.

The Group’s strategy and its medium term financial plan targets a return to profitability by 2014 and growth in profitability thereafter. The expected realisation of this objective has been reaffirmed in the annual planning exercise undertaken by the Group in the second half of 2013. Growth assumptions and profitability levels underpinning the plan are within market norms.

Taking account of all relevant factors, and in the absence of any expiry date for tax losses in Ireland, the Group further believes that it is more likely than not that there will be future profits in the medium term and beyond, in the relevant Irish Group companies against which to use the tax losses. In this regard, the Group has carried out an exercise to determine the likely number of years required to utilise the deferred tax asset under the following scenario based on the financial planning outturn 2014-2016. Assuming a sustainable market return on equity (8.5%) over the long term for future profitability levels in Ireland and a GDP growth in Ireland of 2.5%, based on this scenario, it will take in excess of 20 years for the deferred tax asset (€ 3.36 billion) to be utilised. Furthermore, under this scenario, it is expected that 45% of the deferred tax asset will be utilised in 15 years with 73% utilised in 20 years.

In a more stressed scenario with a return on equity of 7% and GDP growth of 1.5%, the utilisation period increases by a further 4 years. The Group’s analysis of the results of the scenarios examined would not alter the basis of recognition or the current carrying value.

Notwithstanding the absence of any expiry date for tax losses in the UK, AIB has concluded that the recognition of deferred tax assets in its UK subsidiary be limited to the amount projected to be realised within a time period of 15 years. This is the timescale within which the Group believes that it can assess the likelihood of its profits arising as being more likely than not.

However, for certain other subsidiaries and branches, the Group has also concluded that it is more likely than not that there will be insufficient profits to support recognition of deferred tax assets. The amount of recognised deferred tax assets arising from unused tax losses amounts to € 3,871 million of which € 3,361 million relates to Irish tax losses and € 510 million relates to United Kingdom tax losses. IAS 12 does not permit a company to apply present value discounting to its deferred tax assets or liabilities, regardless of the estimated timescales over which those assets or liabilities are projected to be realised. AIB Group’s deferred tax assets are projected to be realised over a long timescale, benefiting from the absence of any expiry date for Irish or UK tax losses. As a result, the carrying value of the deferred tax assets on the statement of financial position does not reflect the economic value of those assets.

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

*Forms an integral part of the audited financial statements.
52

NAMA senior bonds designation and valuation*

The Group’s accounting policy for NAMA senior bonds is set out in accounting policy number 17. These bonds are separately disclosed in the statement of financial position.

NAMA senior bonds are designated as loans and receivables as they meet the criteria to be so designated.

The bases for measurement, interest recognition and impairment for NAMA senior bonds are the same as those for loans and receivables (see accounting policy numbers 6, 15, and 18). There is no active market for the NAMA senior bonds, accordingly, the fair value at initial recognition was determined using a valuation technique.

The absence of quoted prices in an active market required an increased use of management judgement in the estimation of fair value. This judgement included, but was not limited to: evaluating available market information; determining the cash flows generated by the instruments and their expected timing; identifying a risk free discount rate and applying an appropriate credit spread.

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

During 2013, AIB reviewed its assumptions as to the expected timing of future cash flows based on its experience of repayments to date, as required by IAS 39, AG8. Following this review, AIB adjusted the carrying value of the bonds and reflected the difference (€ 62 million) between the previous carrying value and new carrying value in the income statement. If the revised assumptions when reassessed prove to be different, this will impact the carrying value and income statement in future periods.

NAMA senior bonds are subject to the same credit review processes and procedures as for loans and receivables (accounting policy number 15).

Retirement benefit obligations*

The Group’s accounting policy for retirement benefit plans is set out in accounting policy number 11.

The Group provides a number of defined benefit and defined contribution retirement benefit schemes in various geographic locations, the majority of which are funded. All defined benefit schemes were closed to future accrual with effect from 31 December 2013.

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

*Forms an integral part of the audited financial statements.
53

Financial review - 6. Deposits and short term borrowings

Customer accounts

The following table analyses average deposits by customers based on the location of the offices in which the deposits are recorded for 2013, 2012 and 2011:

	2013	2012	2011

	Total	Total	Total
	€m	€ m	€ m

Domestic offices
Current accounts	12,177	11,251	11,179
Deposits:
Demand	7,029	7,311	5,388
Time	30,281	30,986	31,068
Repurchase agreements	3,808	–	–
	53,295	49,548	47,635

Foreign offices
Current accounts	4,442	4,326	4,144
Deposits:
Demand	2,276	2,368	1,920
Time	4,633	6,646	6,759
	11,351	13,340	12,823

Total	64,646	62,888	60,458

Current accounts are both interest bearing and non-interest bearing checking accounts raised through AIB Group’s branch network in Ireland, Northern Ireland and Great Britain.

Demand deposits attract interest rates which vary from time to time in line with movements in market rates and according to size criteria. Such accounts are not subject to withdrawal by cheque or similar instrument and have no fixed maturity dates.

Time deposits are generally larger, attract higher rates of interest than demand deposits and have predetermined maturity dates.

Customer accounts by currency

The following table analyses customer deposits by currency as at 31 December:

	2013	2012	2011

	Total	Total	Total
	€m	€ m	€ m

Euro	52,788	49,755	46,376
US dollar	1,143	1,145	1,197
Sterling	11,631	12,567	12,974
Other currencies	105	143	127

Total	65,667	63,610	60,674

Large time deposits and certificates of deposit

The following tables show details of the Group’s large time deposits and certificates of deposit (US$ 100,000 and over or the equivalent in other currencies) by time remaining until maturity as at 31 December 2013, 2012 and 2011.

					2013

	3 months or less	After 3 months but within 6 months	After 6 months but within 12 months	After 12 months	Total
	€ m	€ m	€ m	€ m	€ m

Large time deposits
Domestic offices	8,505	3,123	4,096	2,698	18,422
Foreign offices	1,737	809	621	164	3,331

Total	10,242	3,932	4,717	2,862	21,753

	2012

	3 months or less	After 3 months but within 6 months	After 6 months but within 12 months	After 12 months	Total
	€ m	€ m	€ m	€ m	€ m

Large time deposits
Domestic offices	10,570	4,574	5,622	2,851	23,617
Foreign offices	1,895	707	890	366	3,858
Certificates of deposit
Domestic offices	8	23	3	–	34
Foreign offices	–	–	–	–	–

Total	12,473	5,304	6,515	3,217	27,509

	2011

	3 months or less	After 3 months but within 6 months	After 6 months but within 12 months	After 12 months	Total
	€ m	€ m	€ m	€ m	€ m

Large time deposits
Domestic offices	8,479	2,867	3,389	1,953	16,688
Foreign offices	2,912	935	1,464	357	5,668
Certificates of deposit
Domestic offices	36	5	17	–	58
Foreign offices	194	–	19	–	213

Total	11,621	3,807	4,889	2,310	22,627

Financial review - 6. Deposits and short term borrowings

Short-term borrowings

The following table shows details of short-term borrowings of AIB Group for the years ended 31 December 2013, 2012 and 2011:

	2013	2012	2011

	Total	Total	Total
	€m	€ m	€ m

Commercial Paper:
End of year outstandings	79	–	–
Highest month-end balance	234	–	423
Average balance	122	–	35
Average rate of interest
At end of year	0.56%	–	–
During the year	0.93%	–	1.25%
Repurchase agreements:
End of year outstandings	16,394	16,700	32,878
Highest month-end balance	19,442	32,845	49,088
Average balance	18,052	21,891	39,646
Average rate of interest
At end of year	0.19%	0.58%	0.98%
During year	0.38%	0.78%	1.33%
Other short-term borrowings:
End of year outstandings	1,496	4,283	6,752
Highest month-end balance	3,918	8,499	11,987
Average balance	1,492	7,470	7,363
Average rate of interest
At end of year	3.09%	3.30%	2.21%
During year	1.04%	3.51%	1.99%

Average interest rates during the year are computed by dividing total interest expense by the average amount borrowed. Average interest rates at the year end are average rates for a single day and as such may reflect one-day market distortions which may not be indicative of generally prevailing rates. ‘Other short-term borrowings’ consist principally of borrowings in the inter-bank market included within ‘Deposits by central banks and banks’ and ‘Debt securities in issue’ in the consolidated financial statements and generally have remaining maturities of one year or less. The maturity profiles of the above outstandings are disclosed in pages 161 and 162 of the Risk management section of this report.

Financial review - 7. Financial investments available for sale

Available for sale debt securities

The following tables categorise AIB Group’s available-for-sale debt securities by contractual residual maturity and weighted average yield at 31 December 2013, 2012 and 2011:

	2013

			After 1 but		After 5 but
	Within 1 year		within 5 years		within 10 years		After 10 years
	€ m	Yield %	€ m	Yield %	€ m	Yield %	€ m	Yield %

Irish Government securities	–	–	5,513	4.8	4,517	4.3	298	5.2
Euro government securities	226	1.6	804	1.7	805	2.7	133	3.7
Non Euro government securities	81	2.3	250	1.2	136	3.8	141	4.3
Supranational banks and government agencies	381	2.1	1,942	1.2	761	1.5	8	0.5
Other asset backed securities	–	–	13	0.4	–	–	522	0.5
Euro bank securities	461	1.3	2,823	1.9	387	1.4	–	–
Non Euro bank securities	34	2.9	–	–	–	–	–	–
Non Euro corporate securities	3	–	–	–	–	–	–	–
Other investments	–	–	12	–	–	–	–	–

Total	1,186	1.7	11,357	3.2	6,606	3.6	1,102	2.6

	2012

			After 1 but		After 5 but
	Within 1 year		within 5 years		within 10 years		After 10 years
	€ m	Yield %	€ m	Yield %	€ m	Yield %	€ m	Yield %

Irish Government securities	–	–	3,563	5.7	3,784	5.0	241	5.3
Euro government securities	67	1.7	833	1.9	534	2.7	320	3.5
Non Euro government securities	56	0.4	344	1.5	150	3.5	162	3.9
Supranational banks and government agencies	83	0.9	1,491	1.7	98	2.0	10	0.6
Collateralised mortgage obligations	–	–	13	1.2	9	1.2	–	–
Other asset backed securities	–	–	53	0.4	3	0.3	864	0.4
Euro bank securities	932	3.5	2,048	3.1	90	2.7	–	–
Non Euro bank securities	35	4.0	126	2.8	–	–	–	–
Euro corporate securities	26	3.4	45	6.6	8	6.2	8	7.4
Non Euro corporate securities	44	4.1	82	4.1	39	6.4	28	6.0
Other investments	–	–	12	6.9	–	–	–	–

Total	1,243	3.1	8,610	3.8	4,715	4.6	1,633	2.2

	2011

			After 1 but		After 5 but
	Within 1 year		within 5 years		within 10 years		After 10 years
	€ m	Yield %	€ m	Yield %	€ m	Yield %	€ m	Yield %

Irish Government securities	693	3.8	2,204	6.9	2,113	6.6	207	6.5
Euro government securities	137	2.5	810	2.0	621	2.9	292	3.8
Non Euro government securities	63	0.7	361	1.7	417	3.7	429	3.9
Supranational banks and government agencies	131	3.7	896	2.0	107	2.6	14	1.0
Collateralised mortgage obligations	–	–	9	1.9	10	3.9	489	0.6
Other asset backed securities	–	–	29	2.3	32	2.0	1,149	2.0
Euro bank securities	968	2.3	1,896	4.3	191	4.1	–	–
Non Euro bank securities	232	1.7	200	2.9	44	3.0	–	–
Euro corporate securities	17	3.1	74	6.4	12	9.2	7	8.3
Non Euro corporate securities	35	2.7	154	4.9	65	8.0	25	6.3
Other investments	–	–	12	6.9	–	–	–	–

Total	2,276	2.7	6,645	4.4	3,612	5.3	2,612	2.7

Financial review - 7. Financial investments available for sale

Available for sale debt securities (continued)

Financial investments available for sale unrealised gains/losses

The following table gives the fair value of financial investments available for sale by major classifications together with the gross unrealised gains and losses at 31 December 2011. See note 29 of the financial statements for this analysis for 2013 and 2012.

						2011

		Unrealised	Unrealised	Net unrealised		Net
	Fair value	gross gains	gross losses	gains/(losses)	Tax effect	after tax
	€ m	€ m	€ m	€ m	€ m	€ m

Debt securities
Irish Government securities	5,217	40	(531)	(491)	61	(430)
Euro government securities	1,860	102	(62)	40	(5)	35
Non Euro government securities	1,270	207	(3)	204	(40)	164
Supranational banks and government agencies	1,147	10	(1)	9	(1)	8
Collateralised mortgage obligations	509	–	(12)	(12)	2	(10)
Other asset backed securities	1,210	–	(353)	(353)	44	(309)
Euro bank securities	3,055	43	(77)	(34)	4	(30)
Non Euro bank securities	476	4	(12)	(8)	1	(7)
Euro corporate securities	110	4	(6)	(2)	–	(2)
Non Euro corporate securities	279	15	(5)	10	(2)	8
Other investments	12	–	–	–	–	–

Total debt securities	15,145	425	(1,062)	(637)	64	(573)
Equity securities
Equity securities - NAMA subordinated bonds	132	–	–	–	–	–
Equity securities - other	112	18	(24)	(6)	–	(6)

Total financial investments available for sale	15,389	443	(1,086)	(643)	64	(579)

Financial review - 8. Contractual obligations

Financial liabilities by undiscounted contractual cash flows are set out in pages 162 and 163 of the Risk management section of this report. The tables in this section provide details of the contractual obligations of the Group as at 31 December 2013, 2012 and 2011 in respect of capital expenditure and operating lease commitments.

					2013

	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years	Total
	€ m	€ m	€ m	€ m	€ m

Contractual obligations
Capital expenditure commitments	25	–	–	–	25
Operating leases	66	123	373	196	758

Total	91	123	373	196	783

					2012

	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years	Total
	€ m	€ m	€ m	€ m	€ m

Contractual obligations
Capital expenditure commitments	7	–	–	–	7
Operating leases	73	135	124	507	839

Total	80	135	124	507	846

					2011

	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years	Total
	€ m	€ m	€ m	€ m	€ m

Contractual obligations
Capital expenditure commitments	11	–	–	–	11
Operating leases	80	134	126	557	897

Total	91	134	126	557	908

Risk management

Risk management – 1. Risk factors

Introduction

The Group is exposed to a number of material risks and in order to minimise these risks, the Group has implemented comprehensive risk management strategies. Although the Group invests substantial time and effort in its risk management strategies and techniques, there is a risk that these may fail to fully mitigate the risks in some circumstances, particularly if confronted with risks that were not identified or anticipated.

The principal risks and uncertainties facing the Group fall under the following broad categories:

–	Macro-economic and geopolitical risk;
–	Macro-prudential, regulatory and legal risks to the business model; and,
–	Risks relating to business operations, governance and internal control systems.

The risks pertaining to each of these categories are set out in summary form below and described in more detail in subsequent pages. This list of principal risks and uncertainties should not be considered as exhaustive and other factors, not yet identified, or not currently considered material, may adversely affect the Group.

Macro-economic and geopolitical risk
–	The Group’s access to funding and liquidity is adversely affected by the financial instability within the eurozone.
–	Constraints on liquidity, and market reaction to factors affecting Ireland and the Irish economy have created a challenging environment for the management of the Group’s liquidity.
–	The Group’s business may be adversely affected by deterioration in economic and market conditions.
–	Contagion risks could disrupt the markets and adversely affect the Group’s financial condition.
–	The Group faces market risks, including non-trading interest rate risk.
Macro-prudential, regulatory and legal risks to the business model
–	The Group is subject to Government supervision and oversight.
–	The future of the Group’s business activities are subject to possible interventions by the Irish Government or the disposal of the Irish State’s ownership interest in the Group.
–	The Group may be subject to the risk of having insufficient capital to meet increased minimum regulatory requirements.
–	The Group’s business activities must comply with increasing levels of regulation.
–	The Group’s participation in the National Asset Management Agency (“NAMA”) Programme gives rise to certain residual financial risks.
–	The Group may be adversely affected by further austerity and budget measures introduced by the Irish Government.
–

The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time, or may ultimately not turn out to be accurate, and the value realised by the Group for these assets may be materially different from their current, or estimated, fair value.

–	The Group’s deferred tax assets depend substantially on the generation of future profits over an extended number of years.
Risks related to business operations, governance and internal control systems
–	The Group is subject to inherent credit risks in respect of customers and counterparties which could adversely affect the Group’s results, financial condition and future prospects.
–	The Group faces elevated operational risks.
–	The Group’s risk management strategies and techniques may be unsuccessful.
–	There is a risk of litigation arising from the Group’s activities.

Risk management – 1. Risk factors

Macro-economic and geopolitical risk

The Group’s access to funding and liquidity is adversely affected by the financial instability within the eurozone

While economic, monetary and political conditions have stabilised within the eurozone in the past twelve months, there is still a risk that certain EU/Eurozone members may not be able to support their sovereign debt burdens and meet future financial obligations, which may result in a further downgrade of sovereign credit ratings. This could adversely affect the cost and availability of funding to EU Member States and European banks. The Irish sovereign rating has a direct impact on the Group’s rating, which is a key factor in attracting and retaining deposits. Any downgrade of Ireland’s sovereign rating or the Group’s rating could threaten the Group’s liquidity and funding including the Group’s deposit base and could also impede access to wholesale funding markets.

Constraints on liquidity, and market reaction to factors affecting Ireland and the Irish economy have created a challenging environment for the management of the Group’s liquidity

Until recently, the Group has been operating in an exceptionally challenging environment where wholesale market conditions restricted the Group’s access to wholesale funding other than short duration and mainly secured funding. However, there has been recent improvement in market sentiment towards Irish issuers and the Group has re-engaged in the wholesale funding market through the issuance of long dated secured and unsecured debt. However, any renewed stress or deterioration in credit market conditions could further restrict the Group’s access to wholesale funding.

The continuing availability of customer deposits to fund the Group’s loan portfolio is subject to factors outside the Group’s control, such as the loss of confidence of depositors in the Irish economy, the Irish financial services industry or the Group. Any loss of confidence in the Group, or in the financial services industry generally, could lead to losses of deposits over a short period of time.

To meet its funding requirements, the Group has accessed a range of central banks liquidity facilities, including certain additional liquidity schemes introduced by central banks for market participants during periods of dislocation in the funding markets. This included a switch from short term ECB drawings into two 3-year longer-term refinancing operations in December 2011 and March 2012. In accessing central bank and other secured lending facilities, the Group has relied significantly on its qualifying liquid assets. The completion of the deleveraging programme combined with a stable customer deposits base has reduced the Group’s reliance on ECB funding and central bank liquidity facilities. The Credit Institutions (Eligible Liabilities Guarantee) Scheme 2009 (Statutory Instrument No. 490 of 2009), as amended (the “ELG Scheme”) was closed to covering further liabilities on 28 March 2013 (AIB Group (UK) p.l.c. announced its withdrawal from the ELG scheme in August 2012), and to date, these have had a negligible impact on deposit balances. However, in the unlikely event that the Group exhausts its stock of available collateral for funding and unsecured funding is unavailable, it would be necessary to seek alternative sources of funding, including continued support from the Irish Government.

The Capital Requirements Regulation (“CRR”) and the Capital Requirements Directive (“CRD”), published in the EU Official Journal on 27 June 2013, require banks to meet liquidity requirements including targets set for Basel III ratios, Net Stable Funding Ratio (“NSFR”) and Liquidity Coverage Ratio (“LCR”). Meeting the phased implementation deadlines of these requirements could impose additional costs on the Group.

The Group’s business may be adversely affected by deterioration in economic and market conditions

Deterioration in the performance of the Irish economy or other relevant economies has the potential to adversely affect the Group’s overall financial condition and performance. Such deterioration could result in reductions in business activity, lower demand for the Group’s products and services, reduced availability of credit, increased funding costs, decreased asset values and additional write downs and impairment charges.

While there are some signs of improvement and stabilisation in the Irish economy, any renewed stress or deterioration could impact the return of normalised markets for commercial and residential property. As the Group remains heavily exposed to the Irish property market, a prolonged delay in the recovery of the Irish market could have a negative impact on levels of arrears, the Group’s collateral values and consequently, have a material impact on the Group’s future performance and results.

General economic conditions continue to be very challenging for customers. A continued high level of unemployment together with any further reduction in borrowers’ disposable income (for example current and future budgetary measures and reduction in salaries) has the potential to negatively impact customers’ ability to repay existing loans. This could result in additional write downs and impairment charges for the Group and negatively impact its capital and earnings position. Challenging economic conditions will also influence the demand for credit in the economy. A declining or continuing muted demand for credit has the potential to impact the Group’s financial position.

Contagion risks could disrupt the markets and adversely affect the Group’s financial condition

The risk of contagion in the markets in which the Group operates and dislocations caused by the interdependency of financial markets participants is an on-going material risk to the Group’s financial condition. Any reductions in the perceived creditworthiness of one or more corporate borrowers or financial institutions could lead to market-wide liquidity problems, losses and defaults, which could

62

adversely affect the Group’s results, financial condition and future prospects. Another source of potential contagion risk relates to the Euro. The risk of a eurozone member withdrawing from the eurozone has significantly reduced. However, if a eurozone member exited from the eurozone, this would have a significant adverse effect on the financial stability of the eurozone, the Irish financial system and Irish banks. In turn, this could result in a loss of customers’ deposits, as well as creating immediate operational and business challenges for the Group.

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

Among the most significant market risks which the Group faces are credit spread, interest rate, foreign exchange, bond and equity price risks. Changes in credit spread affect the values of Available for Sale (“AFS”) bonds, and also the magnitude of the Credit Value Adjustment (“CVA”) applied to the Group’s derivative positions. Changes in interest rate levels, yield curves and spreads may affect the interest rate margin between lending and borrowing costs, the effect of which may be heightened during periods of liquidity stress, such as those experienced in recent times.

Changes in currency rates, particularly in the euro-sterling rate, affect the value of assets and liabilities denominated in foreign currencies and the reported earnings of the Group’s non-Irish subsidiaries and may affect income from foreign exchange dealing. The performance of financial markets may affect bond and equity prices causing changes to the value of the Group’s investment and trading portfolios.

Macro-prudential, regulatory and legal risks to the business model

The Group is subject to Government supervision and oversight

As a result of the recapitalisation of the Group by the Irish Government, the Group is subject to a set of obligations outlined under a number of Subscription and Placing Agreements impacting on the Group’s governance, remuneration, operations and lending activities. These obligations are in addition to certain commitments and restrictions to the operation of the Group’s business under the Credit Institutions (Financial Support ) Scheme 2008 (the ‘CIFS Scheme’) and NAMA programme, all of which may serve to limit the Group’s operations and place significant demands on the reporting systems and resources of the Group.

Extensive powers continue to be conferred on the Irish Minister for Finance. The Credit Institutions (Stabilisation) Act 2010 (the ‘Stabilisation Act’) conferred extensive powers on the Irish Minister for Finance to direct the affairs of and restructure credit institutions and reorganise their assets and liabilities. Pursuant to the Act, directors are required to act in a manner that is aligned to the interests of the State in the performance of their duties, having regard to public interest considerations specified in the Act. The Stabilisation Act will cease to have effect on 31 December 2014.

The future of the Group’s business activities are subject to possible interventions by the Irish Government or the disposal of the Irish State’s ownership interest in the Group

The Group is substantially owned by an agency of the Irish State and accordingly, subject to EU state aid rules, controlled by the Irish State. Such ownership or control may affect the Group’s operations, financial condition and future prospects.

In order to comply with contractual commitments imposed on the Group in connection with its recapitalisation by the Irish State and with the requirements of European Union (“EU”) state aid applicable in respect of that recapitalisation, a relationship framework was entered into between the Minister for Finance (‘the Minister’) and the Group in March 2012. This provides the framework under which the relationship between the Minister and the Group is governed. Under this relationship framework, the authority and responsibility for strategy and commercial policies (including business plans and budgets) and conducting the Group’s day-to-day operations rest with the Board of the Group and its management team, but the appointment or removal of the chairman or chief executive officer of the Group are reserved to the Minister, and in respect of which the Board may only engage with the prior consent of the Minister.

Nevertheless, for so long as ownership of the Group remains within State control, there remains a risk of intervention by the Irish Government in relation to the operations and policies of the Group. Such further interventions may have a negative impact on the operations of the Group.

The Irish State may sell or otherwise dispose of its ownership interest in the Group to any private or public entity, including any intergovernmental institution, such as the European Stability Mechanism. Any such sale or disposal, and any conditions attaching to it, could materially affect the Group’s operations, financial condition and future prospects.

63

Risk management – 1. Risk factors

The Group may be subject to the risk of having insufficient capital to meet increased minimum regulatory requirements

The Group’s target capital requirements as determined by the Central Bank of Ireland under the 2011 Prudential Capital Assessment Review (“PCAR”) are a core tier 1 ratio of 10.5% in a base scenario and 6% in a stressed scenario, (excluding a requirement for an additional protective buffer). As at December 2013, the Group core tier 1 ratio was 14.3%, which is above the required level. The Group carries out extensive forward-looking stress tests on its capital position on a regular basis and, over the course of 2013, these have confirmed that the Group does not require additional capital within the defined stress level. However, given the levels of uncertainty in the current economic environment, there is a possibility that the economic outturn over the capital planning period may be materially worse than the stress scenario envisages and/or that losses on the Group’s credit portfolio may be above forecast levels. Were such losses to be significantly greater than currently forecast, there is a risk that the Group’s capital position could be eroded to the extent that it would have insufficient capital to meet its regulatory requirements.

The Capital Requirements Regulation (“CRR”) and the Capital Requirements Directive (“CRD”), the EU’s implementation of the Basel III reforms, were published in the EU Official Journal on 27 June 2013. As a result of these regulations, credit institutions may be required to increase the quantity and quality of their regulatory capital. Full details of requirements in this regard have yet to be confirmed by the competent authorities, and it is possible that the Group’s target regulatory capital requirements may ultimately increase as a result.

The Central Bank of Ireland conducted a balance sheet assessment of the three Irish credit institutions covered under the Eligible Liabilities Guarantee, including AIB, during the fourth quarter of 2013. This review included an assessment of asset quality, risk weighted assets and point in time capital as at 30 June 2013. AIB has been advised of the findings of this review and has considered them in the preparation of the Group’s year end December 2013 impairment provisions and financial statements.

In addition, the ECB announced during October 2013 that it will undertake a comprehensive assessment of the banking system, to be concluded in October 2014. This ECB exercise will entail a Supervisory Risk Assessment, an Asset Quality Review and a Stress Test in order to provide a forward-looking view of banks’ shock absorption capacity under stress. The assumptions under which these assessments take place (including use of Open Market Value or Economic Value basis for property valuations and provisons assessment) have yet to be confirmed. The outcome of these assessments may lead to a range of follow-up actions for banks, possibly including requirements for changes in the Group’s capital requirements.

The Group’s business activities must comply with increasing levels of regulation

In 2013, a significant number of new regulations were issued by both the Central Bank of Ireland and the EU. A particular focus, in light of the mortgage forbearance issue, has been the introduction of a revised Code of Conduct on Mortgage Arrears and new personal insolvency legislation, which had taken full effect by December 2013. A risk arises from potential changes in customer attitude to debt obligations given that the new legislation allows for the agreed settlement of unsecured debt, and the settlement and/or restructuring of secured debts up to a maximum of € 3 million. The inclusion of secured debt in the non-judicial process is unprecedented, and therefore, it is difficult to gauge its impact. The legal uncertainty with regard to the availability of certain remedies for the enforcement of mortgages over Irish land entered into prior to 1 December 2009 has been removed by the Land and Conveyancing Law Reform Act 2013 which was enacted on 24 July 2013.

The long anticipated revision to the EU Capital Requirements Directive and Regulation (“CRD IV”) came into force on 1 January 2014 and will be gradually implemented over 5 years. This omnibus legislation will, among other measures, increase capital buffers and introduce new liquidity and leverage ratios for greater transparency. It also provides for the introduction in November 2014 of a new banking supervisory system (a Single Supervisory Mechanism) which will see the eurozone’s largest banks, including AIB, coming under the direct supervision of the European Central Bank. Other measures likely to impact on the business in 2014 include the Credit Reporting Bill, creating a new centralised credit bureau, and the revised Corporate Governance Code.

The delivery of this level of regulatory change will place strain on the organisation’s resources, particularly, during a period of significant restructuring and consolidation. The challenge of meeting tight implementation deadlines while balancing competing resource priorities and demands adds to the regulatory risk to the Group. These may also impact significantly on the Group’s future product range, distribution channels, funding sources, capital requirements and consequently, reported results and financing requirements.

The Group’s participation in the NAMA Programme gives rise to certain residual financial risks

On 8 April 2009, the Minister announced that a National Assets Management Agency (“NAMA”) would be established on a statutory basis for the purpose of strengthening the Irish financial system as a whole. Legislation was enacted (the National Asset Management Agency Act 2009 (‘NAMA Act’)) in November 2009 which established NAMA with the Group being designated in February 2010 as a participating institution under the NAMA Act.

During 2010 and 2011, the Group transferred financial assets to NAMA with a net carrying value of € 15.5 billion for which it received as consideration NAMA senior and NAMA subordinated bonds.

Section 93 of the NAMA Act (Claw back of overpayments) provides that where a participating institution receives an amount to which it was not entitled, that the participating institution will repay such amount to NAMA. Any payments to NAMA in relation to such “Claw back” may have an adverse effect on the Group. Section 135 of the NAMA Act and Clause 9.2 of NAMA’s Acquisition Terms and Conditions directs the Group to provide a series of indemnities to NAMA relating to the transferred assets. Any payment by the Group to NAMA in respect of the indemnities may have an adverse effect on the Group.

Furthermore, Section 225 of the NAMA Act provides that, on the dissolution or restructuring of NAMA, the Irish Minister for Finance may require that a report and accounts be prepared. In the event that the NAMA report and accounts show that an aggregate loss has been incurred during the period since its establishment, the Minister may impose a surcharge on AIB, as a participating institution (under additional legislation which would be enacted). No surcharge will become payable until either (a) 10 years after the passing of the NAMA Act; or (b) NAMA is dissolved or restructured, or there is a material alteration of NAMA’s functions, whichever is last to occur.

In addition, credit exposure to NAMA arises from the senior and subordinated NAMA bonds acquired by the Group in consideration for the transfer of assets to NAMA.

Any of these events may serve to limit the Group’s operations and could have a material adverse effect on the Group’s results, financial condition and future prospects.

The Group may be adversely affected by further austerity and budget measures introduced by the Irish Government

The current and future budgetary and taxation policy of the Irish State and other measures adopted by the Irish Government may have an adverse impact on borrowers’ ability to repay their loans and, as a result, the Group’s business. Furthermore, some measures may directly impact the financial performance of the Group through the imposition of measures, such as the recently imposed bank levy.

The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements, and estimates that may change over time, or may ultimately not turn out to be accurate, and the value realised by the Group for these assets may be materially different from their current, or estimated, fair value

In accordance with IFRS, the Group recognises at fair value: (i) derivative financial instruments; (ii) financial instruments at fair value through profit or loss; (iii) certain hedged financial assets and financial liabilities; and (iv) financial assets classified as available for sale (“AFS”). The best evidence of fair value is quoted prices in an active market. The absence of quoted prices due to the deterioration of the world’s financial markets increases reliance on valuation techniques and requires the use of judgement in the estimation of fair value. This judgement includes, but is not limited to, evaluating available market information, determining the cash flows for the instruments, identifying a risk free discount rate and applying an appropriate credit spread. Valuation techniques that rely to a greater extent on non-observable data require a higher level of management judgement to calculate fair value than those based on wholly observable credit spread.

The choice of contributors, the quality of market data used for pricing, and the valuation techniques used are all subject to internal review and approval procedures. Given the uncertainty and subjective nature of valuing financial instruments at fair value, any change in these variables could give rise to the financial instruments being carried at a different value, with a consequent impact on the Group’s results, financial condition and future prospects.

The Group’s deferred tax assets depend substantially on the generation of future profits over an extended number of years

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

New capital adequacy rules, consistent with Basel III principles, are within the EU Capital Requirements Regulation (part of the Capital Requirements Directive IV package). The new rules will, inter alia, require the Group to deduct from its common equity capital, the value of most of the Group’s deferred tax assets, including all deferred tax assets arising from unused tax losses. The deduction from common equity capital is to be phased in evenly over 10 years.

Risk management – 1. Risk factors

Risks related to business operations, governance and internal control systems

The Group is subject to inherent credit risks in respect of customers and counterparties which could adversely affect the Group’s results, financial condition and future prospects

Risks arising from changes in credit quality and the recoverability of loans and other amounts due from customers and counterparties are inherent in a wide range of the Group’s businesses. In addition to the credit exposures arising from loans to individuals, SMEs and corporates, the Group also has exposure to credit risk arising from loans to financial institutions, its trading portfolio, available for sale securities portfolio, derivatives and from off-balance sheet guarantees and commitments. The Group has been exposed to increased counterparty risk as a result of financial institution failures during the global economic crisis. The Group is also exposed to credit risks relating to sovereign issuers. Concerns in respect of Ireland and other sovereign issuers, including other European Union Member States, have adversely affected and could continue to adversely affect the financial performance of the Group.

The Group faces elevated operational risks

The Group faces an elevated operational risk profile given the current economic environment and in the context of taking forward the significant organisational changes required to support the delivery of cost savings and the impact of an on-going organisational voluntary severance programme.

One of its key operational risks is people risk. The Group’s efforts to restore and sustain the stability of its business on a long-term basis depend, in part, on the availability of skilled management and the continued service of key members of staff both at its head office and at each of its business units.

Under the terms of the recapitalisation of the Group by the Irish Government, the Group is required to comply with certain executive pay and compensation arrangements. As a result of these restrictions, the Group cannot guarantee that it will be able to attract, retain and remunerate highly skilled and qualified personnel in a highly competitive market. Failure by the Group to staff its day-to-day operations appropriately or failure to attract and appropriately develop, motivate and retain highly skilled and qualified personnel could have an adverse effect on the Group’s results, financial condition and prospects.

Delivering the overall level of change has placed, and will continue to place, added risk on the organisation, including the challenge to meet tight delivery timelines in the face of competing priorities and resource demands. Negative public or industry opinion can result from the actual, or perceived, manner in which the Group conducts its business activities or from the restructuring of the Group. This could adversely affect the Group’s ability to keep and attract customers, the loss of which would adversely affect the Group’s results, financial condition and prospects. Similarly, any weakness in the Group’s risk controls or loss mitigation actions in respect of operational risk could have a material adverse effect on the Group’s results, financial condition and operations.

The Group’s risk management strategies and techniques may be unsuccessful

The Group is exposed to a number of material risks. In order to minimise these risks, the Group has implemented a number of risk management strategies. Although the Group invests substantial time and effort in its risk management strategies and techniques, there is a risk that these may fail to fully mitigate the risks in some circumstances, particularly if confronted with risks that were not identified or anticipated.

Some of the Group’s measures for managing risk are based upon observation of historical market behaviour. Where this is so, the Group applies statistical techniques to these observations to quantify its risk exposures. If circumstances arise that the Group, in developing its models, did not identify or anticipate, the losses could be greater than expected.

Furthermore, the Group’s quantifications of risk do not take all risks into account. If the Group’s measures to assess and mitigate risk prove insufficient, the Group may experience material unexpected losses.

There is a risk of litigation arising from the Group’s activities

The Group operates in a legal and regulatory environment that exposes it to potentially significant litigation and regulatory risks. Disputes and legal proceedings in which the Group may be involved are subject to many uncertainties, and their outcomes are often difficult to predict, particularly in the early stages of a case or investigation. Adverse regulatory action or adverse judgments in litigation could result in a monetary fine or penalty, adverse monetary judgement or settlement and/or restrictions or limitations on the Group’s operations or result in a material adverse effect on the Group’s reputation.

Risk management – 2. Framework

Introduction

The key risk factors to which the Group is exposed are set out in the previous section. The governance and organisation framework through which the Group manages and seeks, where possible, to mitigate these risks, are described below.

2.1 Risk management framework

The Group assumes a variety of risks in undertaking its business activities. Risk is defined as any event that could damage the core earnings capacity of the Group, increase earnings or cash-flow volatility, reduce capital, threaten business reputation or viability, and/or breach regulatory or legal obligations. AIB has adopted an Enterprise Risk Management approach to identifying, assessing and managing risks, the core elements of which are set out in a Board approved Enterprise Risk Management Framework. This framework is in turn supported by a number of other Board approved frameworks covering the management of specific risk categories (credit risk, operational risk, etc). The core aspects of the Group’s risk management approach are described below.

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

The Group RAS and Risk Appetite Framework are Board approved and reviewed at least annually or more often if required in alignment with the annual business and financial budgeting process. The Group RAS has recently undergone a review and update process (previously approved in March 2013) during the period November 2013 – February 2014 in order to align with the Group’s Business and Financial Plan 2014-2016 which was approved by the Board in December 2013. The revised Group RAS will be presented for Board approval in March 2014.

All Group licensed subsidiaries and segments are required to document and align their own risk appetite statements with the Group statement. This work was initiated and is being facilitated in tandem with the review and update process of the Group RAS and will be completed in the first quarter of 2014.

While the Board reviews and approves the Group’s Risk Appetite Framework and RAS, the Leadership Team is accountable for ensuring that risks remain within appetite. The Group’s risk profile is measured against its risk appetite on a monthly basis and exceptions to risk appetite are reported to the Executive Risk Committee (“ERC”) and Board Risk Committee (“BRC”). Material breaches of risk appetite, should they arise, are escalated to the Central Bank.

2.3 Risk governance and risk management organisation

The Board has ultimate responsibility for the governance of all risk taking activity in the Group. The Group has adopted a ‘three lines of defence’ framework in the delineation of accountabilities for risk governance. Under the three lines of defence model, primary responsibility for risk management lies with business line management. The Risk Management function provides the second line of defence, providing independent oversight and challenge to business line managers. During 2013, a new Head of Compliance was appointed with a direct reporting line to the Group Chief Risk Officer (“CRO”). The third line of defence is the Group Internal Audit function which provides independent assurance to the Audit Committee of the Board on the effectiveness of the system of internal control.

Risk governance - Committees

While the Board has ultimate responsibility for the governance of all risk taking activity within AIB, it has delegated a number of risk governance responsibilities to various committees or key officers. The diagram on the following page, summarises the current risk governance structure of the Group. The role of the Board, the Audit Committee, and the BRC is set out in the Corporate Governance statement. The Leadership Team comprises the senior executive managers of the Group who manage the strategic business risks of the Group. It establishes the business strategy and risk appetite within which the risk management function operates.

The ERC is the principal executive forum for the review and challenge of enterprise-wide risk management and control. The CRO chairs the ERC. The principal duties of the ERC are to:

–	Continuously review the effectiveness of the Group’s risk frameworks and policies;
–	Monitor and review the Group’s risk profile, risk trends, risk concentrations and policy exceptions; and
–	Review all breaches of Board and Leadership Team approved risk appetite and limits.

The ERC acts as the parent body of a number of other risk and control committees, namely, the Group Credit Committee (“GCC”), the Strategic Credit Forum (“SCF”) and the Product and Conduct Committee (“PCC”). The GCC exercises approval authority in respect of Board approved credit policies as well as reviewing and approving other credit related matters. The SCF is charged with responsibility for governance of Group credit risk strategy, credit risk appetite, quality and impairment provision adequacy. The PCC approves the launch of new products and oversees the Group’s conduct risk management. The PCC plays a key role in promoting and supporting customer centric ethos and culture across the Group.

Risk management – 2. Framework

Risk governance - Committees (continued)

The role of the Asset and Liability Committee (“ALCo”) is to act as the Group’s strategic balance sheet management forum that combines a business-decisioning and risk governance mandate. It is a sub-committee of the Leadership Team, chaired by the Chief Financial Officer (“CFO”) and tasked with decision-making in respect of the Group’s balance sheet structure, including capital, liquidity, funding, interest rate risk in the Banking Book (“IRRBB”) from an economic value and net interest margin perspective, foreign exchange (“FX”) hedging risks and other market risks. Group ALCo also acts as the parent body of the Product Pricing Committee (“PPC”) and the Capital Committee (“CC”).

The PPC, as a sub-committee of ALCo, has delegated authority for the oversight and direction of balance sheet management and net interest margin; this specifically includes the approval of product pricing. The CC is responsible for fostering sound capital management and planning within AIB Group as well as ensuring that the quality and quantum of capital held by the Group is commensurate with its business objectives and risk appetite. The CC has delegated authority to the Capital Model Governance Committee to review and approve models used by the Group for calculating expected and unexpected losses and stress testing.

During 2013, both the Financial Solutions Group (“FSG”) Oversight Committee and the Deleveraging Committee were retired as sufficient oversight of FSG exists within the Leadership Team and the Group has successfully met its deleveraging targets.

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

2.4 Risk identification and assessment process

Risk is identified and assessed across the Group through a combination of top-down and bottom-up risk assessment processes. Top-down risk assessment processes seek to identify the material risks facing the Group, both in the context of the Group’s agreed risk appetite and in the identification of new and emerging threats. Top-down risk assessments are carried out on a regular basis and are reviewed by the ERC and the BRC. These assessments form critical inputs into the Group’s Internal Capital Adequacy Assessment Process (“ICAAP”). Bottom-up risk assessment processes are more granular, focusing on risk events that have been identified through specific qualitative and quantitative measurement tools. More information on the key bottom-up risk assessment techniques across material risk types can be found in the individual risk sections below.

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

2.6 Risk training

During 2013, a Risk Academy was established with the primary aim of providing access to all recommended learning and development for risk professionals, as well as supporting the on-going development of risk skills across the AIB organisation. The ‘Learning Pyramid’ incorporates a core curriculum of three interlinked development streams for risk professionals: technical risk skills, business/product specific skills and professional and personal development skills.

Risk management – 3. Individual risk types

This section provides details of the Group’s exposure to, and risk management of the following individual risk types which have been identified through the Group’s risk assessment process:

3.1 Credit risk(1);

3.2 Liquidity risk;

3.3 Market risk;

3.4 Structural foreign exchange risk;

3.5 Operational risk;

3.6 Regulatory compliance risk; and

3.7 Pension risk.

Parent company risk information is set out in section 3.8 below.

(1)	The credit risk disclosures in this section are aligned with the Central Bank of Ireland guidelines issued in December 2011 and May 2013 respectively.

3.1 Credit risk

Credit risk is the risk that the Group will incur losses as a result of a customer or counterparty being unable or unwilling to meet a commitment that they have entered into. Credit exposure arises in relation to lending activities to customers and banks, including ‘off-balance sheet’ guarantees and commitments, the trading portfolio, financial investments available for sale, and derivatives. Concentrations in particular portfolio sectors, such as property and construction can impact the overall level of credit risk.

Credit risk management objectives are to:

–	Establish and maintain a control framework to ensure credit risk taking is based on sound credit management principles;
–	Control and plan credit risk taking in line with external stakeholder expectations;
–	Identify, assess and measure credit risk clearly and accurately across the Group and within each separate business, from the level of individual facilities up to the total portfolio; and
–	Monitor credit risk and adherence to agreed controls.

AIB lends to personal and retail customers, commercial entities and banks. Credit risk arises on the drawn amount of loans and receivables, but also as a result of loan commitments, such as undrawn loans and overdrafts, and other credit related commitments, such as guarantees, performance bonds and letters of credit. These credit related commitments are subject to the same credit assessment and management as loans and receivables.

Credit risk organisation and structure

The Group’s credit risk management systems operate through a hierarchy of lending authorities. All customer loan requests are subject to a credit assessment process.

The role of the Credit Risk function is to provide direction, oversight and challenge of credit risk-taking. The Group Risk Appetite Statement sets out the credit risk appetite and framework. Credit Risk appetite is set at Board level and is described, reported and monitored through a suite of metrics. These metrics are supported by more detailed appetite metrics at a segment level. These are also supported by a comprehensive suite of credit risk policies, concentration limits, product and country limits to manage concentration risk and exposures within the Group’s approved risk appetite. The Group’s risk appetite for credit risk is reviewed and approved annually.

AIB operates credit approval criteria which:

–	Includes a clear indication of the Group’s target market(s), in line with Group and Segment Risk Appetite Statements;
–	Require a thorough understanding and assessment of the borrower or counterparty, as well as the purpose and structure of credit, and the source of repayment; and
–	Enforce compliance with minimum credit assessment and facility structuring standards.

Credit risk approval is undertaken by experienced credit risk professionals operating within a defined delegated authority framework. The AIB Board is the ultimate credit approval authority and grants authority to various Credit Committees and individuals to approve limits. Credit limits are approved in accordance with the Group’s written policies and guidelines. All exposures above certain levels require approval by the Group Credit Committee (“GCC”). Other exposures are approved according to a system of tiered individual authorities which reflect credit competence, proven judgement and experience. Depending on the borrower/connection, grade or weighted average facility grade and the level of exposure, limits are sanctioned by the Relevant Credit Authority. Material lending proposals are referred to credit units for independent assessment/approval or formulation of a recommendation and subsequent adjudication by the applicable approval authority.

Measurement of credit risk*

One of the objectives of credit risk management is to accurately quantify the level of credit risk to which the Group is exposed. The use of internal credit rating models is fundamental in assessing the credit quality of loan exposures, with variants of these used for the calculation of regulatory capital.

The primary model measures used are:

–	Probability of default (“PD”) – the likelihood that a borrower is unable to repay his obligations;
–	Exposure at default (“EAD”) – the exposure to a borrower who is unable to repay his obligations at the point of default; and
–	Loss given default (“LGD”) – the loss associated with a defaulted loan or borrower.

To calculate PD, the Group assesses the credit quality of borrowers and other counterparties and assigns a credit grade or score to these. This grading is fundamental to credit sanctioning and approval, and to the on-going credit risk management of loan portfolios. It is a key factor in determining whether credit exposure limits are sanctioned for new borrowers and how any existing limits are managed for current borrowers.

*Forms an integral part of the audited financial statements
71

Risk management – 3. Individual risk types

3.1 Credit risk

Measurement of credit risk (continued)

The ratings methodology and criteria used in assigning borrowers to grades vary across the models used for the portfolios, but models generally use a combination of statistical analysis (using both financial and non-financial inputs) and expert judgement.

For the purposes of calculating credit risk, each probability of default model segments counterparties into a number of rating grades, each representing a defined range of default probabilities (details of these rating scales are published in the Group’s Pillar 3 disclosures). Exposures migrate between rating grades if the assessment of the counterparty probability of default changes. These individual rating models continue to be refined and recalibrated based on experience.

The calculation of internal ratings differs between portfolios. In the retail portfolio, which is characterised by a large number of customers with small individual exposures, risk assessment and decisioning is largely automated through the use of statistically-based scoring models. All counterparties are assessed using the appropriate model or scorecard prior to credit approval.

Mortgage applications are generally assessed centrally with particular reference to affordability, assisted by scoring models. However, in Business Banking, some mortgage applications are assessed by the Relevant Credit Authority. Both application scoring for new customers and behavioural scoring for existing customers are used to assess and measure risk as well as to facilitate the management of these portfolios.

In the non-retail portfolio, the grading systems utilise a combination of objective information, essentially, financial data (e.g. borrowings; earnings before interest, tax, depreciation and amortisation (“EBITDA”); interest cover; and balance sheet gearing) and qualitative assessments of non-financial risk factors such as management quality and competitive position within the sector/industry. The combination of expert lender judgement and statistical methodologies varies according to the size and nature of the portfolio, together with the availability of relevant default experience applicable to the portfolio.

Credit grading and scoring systems facilitate the early identification and management of any deterioration in loan quality. Changes in the objective information are reflected in the credit grade of the borrower with the resultant grade influencing the management of individual loans. Special attention is paid to lower quality performing loans or ‘criticised’ loans. In AIB, criticised loans include ‘watch’, ‘vulnerable’ and ‘impaired’ loans which are defined as follows:

Watch:	The credit is exhibiting weakness but with the expectation that existing debt can be fully repaid from normal cash flows;
Vulnerable:	Credit where repayment is in jeopardy from normal cash flows and may be dependent on other sources; and
Impaired:	A loan is impaired if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event/events has an impact such that the present value of future cash flows is less than the current carrying value of the financial asset or group of assets and requires an impairment provision to be recognised in the income statement.

The Group’s criticised loans are subject to more intense assessment and review because of the increased risk associated with them. Given the on-going deterioration in credit quality throughout 2012 and 2013 in the residential, retail and commercial markets, credit management and credit risk management continued to be the key area of focus. Resourcing, structures, policy and processes are subjected to on-going review in order to ensure that the Group is best placed to manage asset quality and assist borrowers in line with agreed treatment strategies.

Use of PD, LGD, and EAD within regulatory capital and impairment provisioning

As at 31 December 2013, the Group uses a combination of Standardised and Internal Ratings Based (“IRB”) approaches. Under the Standardised approach, regulatory risk weightings are determined on a fixed percentage basis, depending on the portfolios, as specified in the relevant regulations. The Group has regulatory approval to use its internal credit models in the calculation of its capital requirements. 37% of credit risk weighted assets were calculated using internal credit models. This approval covers the adoption of the Foundation IRB approach for non-retail exposures and Advanced IRB for retail exposures.

For non-retail exposures, the Foundation IRB approach is used for sovereign, bank, corporate, commercial, not for profit and project finance portfolios. The Foundation IRB approach is used where banks use their own estimate of PD and regulatory estimates of LGD and EAD.

For retail exposures, the Advanced IRB approach is adopted for Republic of Ireland mortgages (excluding legacy EBS mortgages) where the Group uses its own estimates of PD, LGD and EAD. PDs and LGDs are calibrated on the basis of internal data, supplemented with benchmarking to external sources. For both non-retail and retail internal rating systems, default is defined as exposures 90 days or more past due or where the customer is unable to repay their debt.

3.1 Credit risk

Measurement of credit risk (continued)

The Group has a formalised governance framework around the internal ratings process. Each rating model is subject to an annual validation process, undertaken by an independent validation team, which includes benchmarking to externally available data, where possible.

The table below sets out the distribution for IRB portfolios of the outstanding credit exposures to customers in terms of EAD, PD, LGD and EL.

				2013

	EAD	Average PD	Average LGD	EL
	€ m	%	%	€ m

Residential mortgages – IRB portfolio	19,014	1.5	28.1	80
Non-retail – IRB portfolio	7,434	3.6	45.1	120

				2012

	EAD	Average PD	Average LGD	EL
	€ m	%	%	€ m

Residential mortgages – IRB portfolio	20,334	1.9	20.5	86
Non-retail – IRB portfolio	8,773	1.6	45.3	63

The average PD for the non-retail – IRB portfolio has increased in 2013, mainly due to a recalibration of the PD model.

The average LGD for the residential mortgages – IRB portfolio has increased in 2013, due to changes in the model to reflect current data on loss history and portfolio development as well as incorporating additional loss parameters assessed on restructuring outcomes.

The amount of incurred credit losses provided for in the financial statements differs from the amount determined from the expected loss models. For reporting purposes, impairment allowances are recognised only with respect to losses that have been incurred at the balance sheet date based on objective evidence of impairment.

Credit risk principles and policy*

The Group implements and operates policies covering the identification, assessment, approval, monitoring, and control and reporting of credit risk. The Credit Risk Framework sets out at a high level how the Group identifies, assesses, approves, monitors, reports and controls credit risk. It contains minimum standards that are applied across the Group to provide a common and consistent approach to the management of credit risk.

More detailed policies, standards and guidelines provide more explicit instructions for applying these minimum standards to specific products, business lines, market segments, processes and roles. These are reviewed at least annually. Policy exceptions must be approved and reported. Policy breaches are not permitted and must be reported to senior management and Risk. Credit Risk monitor credit performance trends, review and challenge exceptions to planned outcomes, and track portfolio performance against agreed credit risk indicators. This allows the Group to take early and proactive mitigating actions for any potential areas of concern. The more significant credit policies are approved by the Board.

Credit concentration risk*

Credit concentration risk arises where any single exposure or group of exposures, based on common risk characteristics, has the potential to produce losses large enough relative to the Group’s capital, total assets, earnings or overall risk level to threaten its health or ability to maintain its core objectives. Credit policy is aligned to the Group’s risk appetite and restricts exposure to certain high risk countries and more vulnerable sectors. Exposures are monitored to prevent excess concentration of risk. The Board-approved Large Exposures and Approval Policy sets the maximum limit by grade for exposures to individual counterparties or group of connected counterparties taking into account features such as security, default risk and term. Concentration risk to sectors and movements in such concentrations are monitored regularly to prevent excessive concentration of risk, guide risk appetite and limit setting, identify unwanted concentrations, and provide an early warning indicator for potential excesses. Such measures facilitate the measurement of concentrations by balance sheet size and risk profile relative to other portfolios within the Group and in turn facilitate appropriate management action and decision making. The Group’s large exposures are reported in accordance with regulatory reporting requirements.

*Forms an integral part of the audited financial statements
73

Risk management – 3. Individual risk types

3.1 Credit risk

Measurement of credit risk (continued)

Country risk*

Credit risk is also influenced by country risk, where country risk is defined as the risk that circumstances arise in which customers and other counterparties within a given country may be unable/unwilling to fulfil or are precluded from fulfilling their obligations to the Group due to economic or political circumstances. These are managed in line with the Country Policy limits which define maximum credit risk appetite for those countries through direct sovereign bond exposure, interbank exposure as well as corporate and equity exposures. Exposures against limits are monitored on an on-going basis and reported in line with processes detailed in the Country Exposure Policy.

Credit risk on derivatives*

The credit risk on derivative contracts is the risk that the Group’ counterparty in the contract defaults prior to maturity at a time when AIB has a claim on the counterparty under the contract. AIB would then have to replace the contract at the current market rate, which may result in a loss. Derivatives are used by AIB to meet customer needs, to reduce interest rate risk, currency risk, and in some cases credit risk and also for proprietary trading purposes. Risks associated with derivatives are managed from a credit, market and operational perspective. The total credit exposure consists partly of the current replacement cost and partly of the potential future exposure. The potential future exposure is an estimation, which reflects possible changes in market values during the remaining life of the individual contract. The Group uses a simulation tool to estimate possible changes in future market values and computes the credit exposure to a high level of statistical significance. Exposures against limits are monitored on an on-going basis.

Credit risk assurance and review*

The credit management process is underpinned by an independent system of review. Assessment of the effectiveness of risk management practices and adherence to risk controls is carried out by Credit Risk and Credit Review teams who facilitate a wide range of audit, assurance and review work. These include cyclical credit reviews, non-standard reviews, and bespoke assignments, including impairment adequacy reviews, as required. This provides executive and senior management with assurance and guidance on credit quality, effectiveness of credit risk controls as well as accuracy of impairments.

Stress testing and scenario analysis*

The credit portfolio is subjected to stress testing and scenario analysis. Events are modelled at a Group wide level, at a segment and business unit level and by rating model and portfolio.

*Forms an integral part of the audited financial statements
74

3.1 Credit risk – Credit exposure

Maximum exposure to credit risk from on balance sheet and off balance sheet financial instruments is presented before taking account of any collateral held or other credit enhancements (unless such enhancements meet accounting offsetting requirements). For financial assets recognised on the statement of financial position, the maximum exposure to credit risk equals their carrying amount, and for financial guarantees and similar contracts granted, it is the maximum amount the Group would have to pay if the guarantees were called upon. For loan commitments and other credit related commitments that are irrevocable over the life of the respective facilities, it is generally the full amount of the committed facilities.

The following table sets out the maximum exposure to credit risk that arises within the Group and distinguishes between those assets that are carried in the statement of financial position at amortised cost and those carried at fair value:

					2013					2012

Maximum exposure to credit risk*	Amortised cost € m	(1)	Fair value € m	(2)	Total € m	Amortised cos € m	t(1)	Fair value € m	(2)	Total € m

Balances at central banks(3)	3,536		–		3,536	3,481		–		3,481
Items in course of collection	164		–		164	192		–		192
Disposal groups and non-current assets held for sale(4)	28	(5)	–		28	353	(5)	–		353
Trading portfolio financial assets(6)	–		1		1	–		22		22
Derivative financial instruments	–		1,629		1,629	–		2,835		2,835
Loans and receivables to banks	2,048		–		2,048	2,914		–		2,914
Loans and receivables to customers	65,713		–		65,713	72,972		–		72,972
NAMA senior bonds	15,598		–		15,598	17,387		–		17,387
Financial investments available for sale(7)	–		20,251		20,251	–		16,201		16,201
Included elsewhere:
Sale of securities awaiting settlement	–		–		–	5		–		5
Trade receivables	57		–		57	63		–		63
Accrued interest	502		–		502	454		–		454

	87,646		21,881		109,527	97,821		19,058		116,879
Financial guarantees	1,353		–		1,353	1,561		–		1,561
Loan commitments and other credit related commitments	8,236		–		8,236	8,974		–		8,974
	9,589		–		9,589	10,535		–		10,535

Total	97,235		21,881		119,116	108,356		19,058		127,414

(1)All amortised cost items are ‘loans and receivables’ per IAS 39 definitions.

(2)All items measured at fair value except financial investments available for sale and cash flow hedging derivatives are classified as ‘fair value through profit or loss’.

(3)Included within cash and balances at central banks of € 4,132 million (2012: € 4,047 million).

(4)Certain non-financial assets and equity investments within disposal groups and non-current assets held for sale are not included above (note 21).

(5)Comprises loans and receivables to banks and customers measured at amortised cost (note 21).

(6)Excluding equity shares of € 1 million (2012: € 2 million).

(7)Excluding equity shares of € 117 million (2012: € 143 million).

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

The Group enters into netting agreements for derivatives with certain counterparties, to ensure that in the event of default, all amounts outstanding with those counterparties will be settled on a net basis. Derivative transactions with wholesale counterparties are typically collateralised under a Credit Support Annex in conjunction with the ISDA Master Agreement.

The Group also has in place an interbank exposure policy which establishes the maximum exposure for each counterparty bank depending on credit grade. Each bank is assessed for the appropriate exposure limit within the policy. Risk generating business units in each segment are required to have an approved bank or country limit prior to granting any credit facility, or approving any obligation or commitment which has the potential to create interbank or country exposure.

Collateral*

Collateral or guarantees are usually required as a secondary source of repayment in the event of the borrower’s default. Credit risk mitigation includes the requirement to obtain collateral as set out in the Group’s policies and procedures. The Group maintains guidelines on the acceptability of specific classes of collateral.

The principal collateral types for loans and receivables are:

–	Charges over business assets such as premises, inventory and accounts receivables;
–	Mortgages over residential and commercial real estate; and
–	Charges over financial instruments such as debt securities and equities.

The nature and level of collateral required depends on a number of factors such as the type of the facility, the term of the facility and the amount of exposure. Collateral held as security for financial assets other than loans and receivables is determined by the nature of the instrument. Debt securities and treasury products are generally unsecured, with the exception of asset backed securities, which are secured by a portfolio of financial assets.

Collateral is not usually held against loans and receivables to financial institutions, including central banks, except where securities are held as part of reverse repurchase or securities borrowing transactions or where a collateral agreement has been entered into under a master netting agreement. In accordance with the Group policy, collateral should always be valued by an appropriately qualified source at the time of lending.

Methodologies for valuing collateral*

As property loans represent a significant concentration within the Group’s advances, some key principles have been applied in respect of property collateral held by the Group. For impaired property exposures, cash flows will generally emanate from the development and/or disposal of the assets which comprise the collateral held by the Group. The Group’s preference is to work with the obligor to progress the realisation of the collateral although in some cases the Group will foreclose its security to protect its position. Banks typically hold various types of collateral as security for these loans, e.g. land, developments available for sale/rent and investment properties or a combination of these assets via cross collateralisation.

Where cash flows arising from the realisation of collateral held are included in impairment assessments, management typically rely on valuations or business appraisals from independent external professionals. However, in accordance with the Group’s policy on Collateral Valuation, the Group uses a number of methods to assist in reaching appropriate valuations for collateral held, given the absence of a liquid market for non-prime property related assets in Ireland at present. These include:

–	Consultations with valuers;
–	Use of professional valuations;
–	Use of internally developed residual value methodologies;
–	The application of local knowledge in respect of the property and its location; and
–	Use of internal guidelines. These are described below.

*Forms an integral part of the audited financial statements
76

3.1 Credit risk – Credit exposure

Methodologies for valuing collateral* (continued)

Consultations with valuers would represent circumstances where local external valuers are asked to give verbal ‘desk top’ updates on their view of the assets value. This is a tactical view only and is not relied upon for risk assessment purposes. Consultation also takes place on general market conditions to help inform the Group’s view on the particular property valuation. The valuers are external to the Group and are familiar with the location and asset for which the valuation is being requested.

Use of professional valuations would represent circumstances where external firms are requested to provide formal written valuations in respect of the property. Up to date external professional valuations are sought in circumstances where it is believed that sufficient transactional evidence is available to support an expert objective view. Historic valuations are also used as benchmarks to compare against current market conditions and assess peak to trough reductions. Available market indices for relevant assets, e.g. residential and investment property are also used in valuation assessments.

The residual value methodology assesses the value in the land or property asset after meeting the incremental costs to complete the development. This approach looks at the cost of developing the asset to determine the residual value for the Group, including covering the costs to complete and additional funding costs. The key factors considered include: (i) the development potential given the location of the asset; (ii) its current or likely near term planning status; (iii) levels of current and likely future demand; (iv) the relevant costs associated with the completion of the project; and (v) expected market prices of completed units. If, following internal considerations which may include consultations with valuers, it is concluded that the optimal value for the Group will be obtained through the development/completion of the project; a residual value methodology is used. When, in the opinion of the Group, the land is not likely to be developed or it is non-commercial to do so, agricultural/green field values may be applied. Alternative use value (subject to planning permission) should also be considered.

Application of local market knowledge would represent circumstances where the local bank management familiar with the property concerned and with local market conditions, and with knowledge of recent completed transactions would provide indications of the likely realisable value and a potential timeline for realisation. In valuing investment property, yields are applied to current rentals having considered current yields and estimated likely yields for a more normal market environment for relevant asset classes.

When assessing properties that are used for operational business or trading purposes, these are generally valued by applying a multiple to stabilised EBITDA, e.g. hotels and nursing homes. For licensed premises, these are valued by applying a multiple to stabilised net turnover (average over three years).

When assessing the value of residential properties, recent transactional analysis of comparable sales in the area combined with the CSO Residential Property Price index are used.

Applying one or a combination of the above methodologies, in line with Group’s Valuation Policy, has resulted in a wide range of discounts to original collateral valuations, influenced by the nature, status and year of purchase of the asset. The frequency, and availability, of such up-to-date valuations remains a key factor within impairment provisions determination. Additionally, all relevant costs likely to be associated with the realisation of the collateral are taken into account in the cash flow forecasts. The spread of discounts is influenced by the type of collateral, e.g. land, developed land or investment property and also its location. The valuation arrived at is therefore, a function of the nature of the asset, e.g. un-serviced land in a rural area will most likely suffer a greater reduction in value if purchased at the height of a property boom than a fully let investment property with strong lessees. The discounts to original collateral value, having applied the valuation methodologies to reflect current market conditions, can be as high as 95% for land assets where values have been marked down to agricultural/green field site values.

When assessing the level of provision required for property loans, apart from the value to be realised from the collateral, other cash flows, such as recourse to other assets or sponsor support, are also considered. The other key driver is the time it takes to receive the funds from the realisation of collateral. While this depends on the type of collateral and the stage of its development, the period of time to realisation is typically one to seven years but sometimes this time period is exceeded. These estimates are frequently reassessed on a case by case basis.

In assessing the value of collateral for impaired mortgage loans in Ireland, the Group uses a peak to trough price decline of 55% as a base. In certain circumstances, realisation costs of 10% to 20% are deducted.

*Forms an integral part of the audited financial statements
77

Risk management – 3. Individual risk types

3.1 Credit risk – Credit exposure

Collateral for the non-mortgage portfolio*

For non-mortgage lending, collateral is taken where available, and will typically include a charge over the business assets such as stock and debtors. In some cases, a charge over property collateral or a personal guarantee supported by a lien over personal assets may also be taken. Collateral is reviewed on a regular basis in accordance with credit policy.

The value of collateral is assessed at origination of the loan or in the case of criticised loans, when testing for impairment. However, as the Group does not capture collateral values on its loan systems, it is not possible to quantify the fair value of collateral for non-impaired loans on an on-going basis at portfolio level. It should be noted that when testing a loan for impairment, the present value of future cash flows, including the value of collateral held, and the likely time taken to realise any security is estimated. A provision is raised for the difference between this present value and the carrying value of the loan. Therefore, for non-mortgage impaired loans, the net exposure after provision would be indicative of the fair value.

Collateral for the residential mortgage portfolio*

For residential mortgages, the Group takes collateral in support of lending transactions for the purchase of residential property. Collateral valuations are required at the time of origination of each residential mortgage. The Group adjusts open market property values to take account of the costs of realisation and any discount associated with the realisation of collateral. The fair value at 31 December 2013 is based on property values at origination or date of latest valuation and applying the CSO (Ireland) and Nationwide (UK) indices to these values to take account of price movements in the interim.

Summary of risk mitigants by selected portfolios

Set out below are details of risk mitigants used by the Group in relation to financial assets detailed in the maximum exposure to credit risk table on page 75.

Loans and receivables to customers – residential mortgages*

The following table shows the fair value of collateral held for the Group’s residential mortgage portfolio as at 31 December 2013 and 31 December 2012.

				2013				2012

	Neither past due nor impaired	Past due but not impaired	Impaired	Total	Neither past due nor impaired	Past due but not impaired	Impaired	Total
	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Fully collateralised(1)
Loan-to-value ratio:
Less than 50%	4,630	241	395	5,266	4,282	204	316	4,802
50% - 70%	4,176	239	514	4,929	4,083	218	419	4,720
71% - 80%	2,786	148	413	3,347	2,451	133	320	2,904
81% - 90%	2,708	163	465	3,336	2,771	156	369	3,296
91% - 100%	2,752	173	606	3,531	2,682	160	505	3,347

	17,052	964	2,393	20,409	16,269	871	1,929	19,069
Partially collateralised
Collateral value relating to loans over 100% loan-to-value	9,880	779	4,774	15,433	12,011	866	4,254	17,131

Total collateral value	26,932	1,743	7,167	35,842	28,280	1,737	6,183	36,200

Gross residential mortgages	29,688	1,993	9,083	40,764	32,318	2,073	8,130	42,521

Statement of financial position specific provisions			(3,333)	(3,333)			(2,699)	(2,699)
Statement of financial position IBNR provisions				(619)				(507)

Net residential mortgages			5,750	36,812			5,431	39,315

(1)The fair value of collateral held for residential mortgages which are fully collateralised has been capped at the carrying value of the loans outstanding at each year end.

*Forms an integral part of the audited financial statements
78

3.1 Credit risk – Credit exposure

Derivatives*

Derivative financial instruments are shown on the statement of financial position at their fair value. Those with a positive fair value are reported as assets which at 31 December 2013 amounted to € 1,629 million (2012: € 2,835 million) and those with negative fair value are reported as liabilities which at 31 December 2013 amounted to € 1,960 million (2012: € 3,256 million).

The enforcement of netting agreements would potentially reduce the statement of financial position carrying amount of derivative assets and liabilities by € 957 million (2012: € 1,539 million). The Group also has Credit Support Annexes (“CSAs”) in place which provide collateral for derivative contracts. As at 31 December 2013, € 820 million (2012: € 1,260 million) of CSAs are included within financial assets and € 188 million (2012: € 361 million) of CSAs are included within financial liabilities. Additionally, the Group has agreements in place which may allow it to net the termination values of cross currency swaps upon occurrence of an event of default.

Loans and receivables to banks*

Interbank placings, including central banks, are largely carried out on an unsecured basis apart from reverse repurchase agreements. At 31 December 2013, the Group has received collateral with a fair value of € 16 million under reverse repurchase agreements with a carrying value of € 16 million (2012: € 61 million and € 61 million respectively).

NAMA senior bonds*

NAMA senior bonds, which at 31 December 2013 have a carrying value of € 15,598 million (2012: € 17,387 million), are guaranteed by the Irish Government as to principal and interest.

Financial investments available for sale*

At 31 December 2013, government guaranteed senior bank debt which amounted to € 0.4 billion (2012: € 0.8 billion) was held within the available for sale portfolio.

Credit risk management

Credit risk monitoring*

To manage credit risk effectively, the Group has developed and implemented processes and information systems to monitor and report on individual credits and credit portfolios. It is the Group’s practice to ensure that adequate up to date credit management is available to support the credit management of individual account relationships and the overall loan portfolio.

Credit risk, at a portfolio level is monitored and reported regularly to senior management and the Board Risk Committee. Credit managers pro-actively manage the Group’s credit risk exposures at a transaction and relationship level. Monitoring is done via credit exposure and excess management, regular review of accounts, being up to date with any developments in customer business, obtaining updated financial information and monitoring of covenant compliance. This is reported on a monthly basis to senior management and includes information and detailed commentary on loan book growth, quality of the loan book and loan impairment provisions including individual large impaired exposures.

Changes in sectoral and single name concentrations are tracked on a quarterly basis highlighting changes to risk concentration in the Group’s loan book. A report on any exceptions to credit policy is presented and reviewed on a monthly basis. The Group allocates significant resources to ensure on-going monitoring and compliance with approved risk limits. Credit risk, including compliance with key credit risk limits is reported monthly.

As a matter of policy, all facilities granted to corporate or wholesale customers are subject to a review on, at least, an annual basis, even when they are performing satisfactorily. Annual review processes are supplemented by more frequent portfolio and case review processes in addition to arrears or excess management processes. Once an account has been placed on a watch list, or early warning list, the exposure is carefully monitored and where appropriate, exposure reductions are effected.

Criticised borrowers are tested for impairment at the time of annual review, or earlier, if there is a material adverse change or event in their credit risk profile. In addition, assessment for impairment is required for all cases where borrowers are 90 days past due as a result of payment arrears or on receipt of a forbearance request.

The Group operates a number of schemes to assist borrowers who are experiencing financial stress. The material elements of these schemes through which the Group has granted a concession, whether temporarily or permanently are set out below. The Group employs a dedicated approach to loan workout and to monitoring and proactively managing impaired loans. Specialised teams within the Financial Solutions Group (“FSG”), focus on managing the majority of criticised loans. Specialist recovery functions deal with clients in default, collection or insolvency. Their mandate is to maximise return on impaired debt and to support customers in difficulty. Whilst the basic principles for monitoring weaknesses in corporate/commercial and retail exposures are broadly similar, they will reflect the differing nature of the assets.

*Forms an integral part of the audited financial statements
79

Risk management – 3. Individual risk types

3.1 Credit risk – Credit risk management

Forbearance

The Group uses a range of tools to support customers. The Group considers requests from customers who are experiencing cash flow difficulties on a case by case basis against their current and likely future financial circumstances and their willingness to resolve these difficulties, taking into account legal and regulatory obligations. The Group has implemented the standards for the Codes of Conduct in relation to customers in difficulty as set out by the Central Bank of Ireland ensuring these customers are dealt with in a professional and timely manner.

A forbearance agreement is entered into where the customer is in financial difficulty to the extent that they are unable to repay both the principal and interest in accordance with the original contract terms. Modifications to the original contract can be of a temporary (e.g. interest only) or permanent (e.g. term extension) nature and a loan is considered to be no longer a forborne loan once the modified terms and conditions have expired.

As we are still in the early stages of implementing advanced forbearance solutions, the sustainability of the individual forbearance measures will be reviewed and assessed over time. The impact on provisioning will also be reviewed.

Mortgage portfolio

The Group has developed a Mortgage Arrears Resolution Strategy (“MARS”) for dealing with mortgage customers in difficulty or likely to be in difficulty. This builds on and formalises the Group’s Mortgage Arrears Resolution Process.

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

Split mortgages – a split mortgage will be considered where a customer can afford a mortgage but their income is not sufficient to fully support their current mortgage. The existing mortgage is split into two parts: Loan A being the sustainable element, which is repaid on the basis of principal and interest, and Loan B being the unsustainable element, which is deferred and becomes repayable at a later date, this may also include an element of debt write-off;

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

Non-mortgage portfolio

Business customers, following assessment of requests made, may also be provided with forbearance solutions which the Group considers on a case by case basis. Typical types of forbearance being: the placing of the facility on an interest only basis; part capital/interest basis for a period of time; extension of the facility term; split loans; and in some cases, a debt for equity swap or similar structure. See accounting policy number 15 – Impairment of financial assets.

All forborne loans and those loans which have completed their period of forbearance and have returned to original terms and conditions are managed and monitored in line with the relevant credit approval and review authorities framework.

The Group has also developed treatment strategies for customers in the non-mortgage portfolio who are experiencing financial difficulties. The approach has been to develop strategies on an asset class basis, and to then apply those strategies at the customer level to deliver a holistic debt management solution. This approach is based on customer affordability.

80

3.1 Credit risk – Credit risk management

Non-mortgage portfolio (continued)

The approach to dealing with customers in difficulty is based on core principles to ensure consistency in dealing with such customers. Core principles are:

–	Customers must be treated objectively and consistently;
–	Customer circumstances and debt obligations must be viewed holistically; and
–	Solutions will be provided where customers are cooperative, and are willing but unable to pay.

The over-arching principle is that the customer must be cooperating and fully engaging with the Group in order to be considered for forbearance or a restructuring proposal. The approach is based on assessing the affordability level of the customer, and then applying asset based treatment strategies to determine the long term levels of sustainable and unsustainable debt. This may result in debt write-off where applicable.

Loan loss provisioning*

The Group’s provisioning policy requires for impairment to be recognised promptly and consistently across the different loan portfolios. A financial asset is considered to be impaired, and therefore, its carrying amount is adjusted to reflect the effect of impairment, when there is objective evidence that events have occurred which give rise to an adverse impact on the estimated future cash flows that can be reliably estimated.

Impairment provisions are calculated on individual loans and receivables and on groups of loans assessed collectively. All exposures, individually or collectively, are regularly reviewed for objective evidence of impairment. Impairment losses are recorded as charges to the income statement. The carrying amount of impaired loans on the balance sheet is reduced through the use of impairment provision accounts. Losses expected from future events are not recognised.

The identification of loans for assessment as impaired is facilitated by the Group’s credit rating systems. As described previously, changes in the variables which drive the borrower’s credit rating may result in the borrower being downgraded. This in turn influences the management of individual loans with special attention being paid to lower quality or criticised loans, i.e. in the Watch, Vulnerable or Impaired categories. The credit rating of an exposure is one of the key factors used to determine if a case should be assessed for impairment. Further examples of trigger events, that may lead to the initial recognition of impairment include:

Macroeconomic triggers

–	National or local economic conditions that indicate a measurable decrease in estimated future cash flows of the loan asset class.
–	A decrease in property prices.
–	An adverse change in industry conditions.

Mortgage portfolio triggers

–	A loan asset that is 90 days in arrears.
–	A request for a forbearance measure from the borrower.
–	Deterioration in the debt service capacity.
–	A material decrease in rents received on a buy-to-let property.

Commercial real estate (“CRE”) portfolio triggers

–	A loan asset that is 90 days in arrears.
–	A request for a forbearance measure from the borrower.
–	A material decrease in the property value.
–	A material decrease in estimated future cash flows.
–	The lack of an active market for the assets concerned.
–	The absence of a market for refinancing options.
–	A significant decline in the credit rating of the borrower.

Small Medium Enterprises (“SME”) portfolio triggers

–	A loan asset that is 90 days in arrears.
–	A request for a forbearance measure from the borrower
–	Trading losses.
–	Diversion of cash flows from earning assets to support non-earning assets.
–	A material decrease in turnover or the loss of a major customer.
–	A default or breach of contract.
–	A significant decline in the credit rating of the borrower.

*Forms an integral part of the audited financial statements
81

Risk management – 3. Individual risk types

3.1 Credit risk – Credit risk management

Loan loss provisioning* (continued)

For those loans where objective evidence of impairment exists, impairment losses are determined considering the following factors:

–	the Group’s aggregate exposure to the customer;
–	viability of the customer’s business model and their capacity to trade successfully out of financial difficulties and generate sufficient cash flow to service debt obligations;
–	the amount and timing of expected receipts and recoveries;
–	likely dividend available on liquidation or bankruptcy;
–	the extent of other creditors’ commitments ranking ahead of, or pari passu with, the Group and the likelihood of other creditors continuing to support the company;
–	the complexity of determining the aggregate amount and ranking of all creditor claims and the extent to which legal and insurance uncertainties are evident;
–	the realisable value of security (or other credit mitigants) and likelihood of successful repossession;
–	the likely deduction of any costs involved in recovery of amounts outstanding; and
–	the ability of the borrower to obtain, and make payments in, the currency of the loan if not denominated in local currency.

Specific provisions

Specific impairment provisions arise when the recovery of a specific loan or group of loans is in doubt based on specific impairment triggers as outlined above and an assessment that all the expected future cash flows either from the loan itself or from the associated collateral will not be sufficient to repay the loan. The amount of the specific impairment provision is the difference between the present value of expected future cash flows for the impaired loan(s) discounted at the original effective interest rate and the carrying value of the loan(s).

When raising specific impairment provisions, AIB divides its impaired portfolio into two categories, namely Individually Significant and Individually Insignificant.

The Individually Significant threshold is €/£ 500,000 by customer connection (threshold is € 750,000 for legacy EBS portfolio). The calculation of an impairment charge for loans below the “significant” threshold is undertaken on a collective basis.

Individually significant (“IS”) loans and receivables

All loans that are considered individually significant are assessed on a case-by-case basis at each balance sheet date if there is any objective evidence that a loan may be impaired. Assessment is based on ability to pay and collateral value. Collateral values are assessed based on the AIB Group Property Valuation Guidelines as described on pages 76 to 78. Individually significant provisions are calculated using discounted cash flows for each exposure. The cash flows are determined with reference to the individual characteristics of each credit including an assessment of the cash flows that may arise from foreclosure less costs to sell in respect of obtaining and selling any associated collateral. The time period likely to be required to realise the collateral and receive the cash flows is taken in account in estimating the future cash flows and discounting these back to present value.

Individually insignificant (“II”) loans and receivables

Provisioning is assessed on a collective basis to estimate losses for homogeneous groups of loans that are considered individually insignificant.

Individually insignificant – Non mortgage portfolio

The calculation of an impairment charge for credits below the ‘significant’ threshold is undertaken on a collective basis. Loans are grouped together in homogenous pools sharing common characteristics.

Recovery rates for non-mortgages are established for each pool by assessing the Group’s loss experience for these pools over the past four years and by examining the amount and timing of cash flows received from the date the loan was identified as impaired. These recovery rates are updated at a minimum on a yearly basis. Impairment provisions are then raised on new impaired loans and updated on existing impaired loans, reflecting the Group’s updated recovery experience.

*Forms an integral part of the audited financial statements
82

3.1 Credit risk – Credit risk management

Loan loss provisioning* (continued)

Individually insignificant – Mortgage portfolio

The individually insignificant mortgage provisioning methodology applies to both owner occupier and buy-to-let exposures for customer connections less than €/£ 500,000. In the legacy EBS portfolio, loans less than €750,000 and > 90 days past due are assessed on a collective basis.

The Republic of Ireland Individually insignificant mortgage specific provisions are calculated using a collective mortgage provisioning model. This methodology is based on the calculation of three possible resolution outcomes: cure; advanced forbearance with loss; and repossession (forced and voluntary), with different loss rates associated with each. This replaces the existing two outcomes, repossession and cure. The methodology has been updated to reflect current data on loss history and portfolio development as well as incorporating additional loss parameters assessed on restructuring outcomes. The UK mortgage portfolio continues to be calculated based on a repossession basis.

The model parameters at 31 December 2013 for owner occupier mortgages are as follows: cure (4%); and repossession/advanced forbearance (96%).

The corresponding buy-to-let model parameters are as follows: cure (1%); repossession/advanced forbearance (99%).

Cured loans are loans that were impaired and are no longer impaired and have performed satisfactorily for 12 months excluding any impact from forbearance.

The modelled loss is calculated case by case by subtracting the net present value of the modelled recovery amount from the current loan balance. The model parameters are determined from observed data where possible. Where not directly observable, related measures are used to infer the parameter where possible; otherwise it is based on expert judgement. The relevant model parameters include: % of forced disposals; costs and time to dispose (voluntary and forced); peak to trough price decline, loss rate on advanced forbearance; and haircut on sale (voluntary and forced).

The model parameters are reviewed at a Group Credit Committee on a quarterly basis.

Most II and IS cases are individually assessed for impairment using information with regard to latest borrower status and all information supporting the borrower position.

Incurred but not reported (“IBNR”) provisions

Individually assessed loans for which no evidence of loss has been specifically identified on an individual basis are grouped together according to their credit risk characteristics for the purpose of calculating an estimated collective loss. This reflects impairment losses that Group has incurred as a result of events occurring before the balance sheet date, which the Group is not able to identify on an individual loan basis, and that can be reliably estimated. These losses will only be individually identified in the future. As soon as information becomes available which identifies losses on individual loans within the group, those loans are removed from the group and assessed on an individual basis for impairment.

IBNR provisions can only be recognised for incurred losses i.e. losses that are present in the portfolio at the reporting date and are not permitted for losses that are expected to happen as a result of likely future events. IBNR provisions are determined by reference to loss experience in the portfolio and to the credit environment at the reporting date.

IBNR provisions are maintained at levels that are deemed appropriate by management having considered and having taken into account:

–	historical loss experience in portfolios of similar credit risk characteristics (for example, by sector, loan grade or product);
–	the estimated period between impairment occurring and the loss being identified and evidenced by the establishment of an appropriate provision against the individual loan (emergence period);
–	management’s experienced judgement as to whether current economic and credit conditions are such that the actual level of inherent losses at the balance sheet date is likely to be greater or less than that suggested by historical experience; and
–	an assessment of higher risk portfolios, which include but are not limited to: non-impaired forborne mortgages; loans graded with a vulnerable credit rating; and loans > 90 days past due but not impaired.

*Forms an integral part of the audited financial statements
83

Risk management – 3. Individual risk types

3.1 Credit risk – Credit risk management

Loan loss provisioning* (continued)

Republic of Ireland residential mortgage portfolio – IBNR (unaudited)

The residential mortgage portfolio IBNR is calculated using the collective mortgage model as described above. The table below sets out the parameters used in the calculation of IBNR for the mortgage portfolio:

				2013

	Owner-occupier		Buy-to-let
	Average PD	Average LGD	Average PD	Average LGD
	%	%	%	%

Good upper	0.8	18.5	1.4	18.1
Good lower	2.5	20.5	4.1	22.5
Watch	16.0	20.6	17.6	24.2
Vulnerable	69.9	20.8	73.5	25.4

The above can be further analysed as follows:
Performing	5.5	19.5	9.7	21.7
Non-performing – non-impaired	100.0	18.4	100.0	28.6
The parameters for Cured and Forborne – non-impaired, are set out below.
As a result, these sub portfolios within the Republic of Ireland residential mortgages carry a higher level of IBNR:
Cured	42.0	14.6	68.6	27.9
Forborne – non-impaired	26.3	19.4	25.4	25.6

Average PD and LGD are based on the PDs and LGDs, weighted by the EAD for all owner-occupier and buy-to-let loans included in the collective mortgage model. The mortgage provision model calculates individually insignificant specific provisions and IBNR run rate provisions. Any additional IBNR as determined by management judgement is applied at a portfolio level and is not included in the analysis above.

Non-performing, non-impaired loans in the table above, are defined as loans that are more than 90 days past due but not impaired.

*Forms an integral part of the audited financial statements
84

3.1 Credit risk – Credit risk management

Loan loss provisioning* (continued)

Emergence period

The emergence period is key to determining the level of IBNR provisions. Emergence periods are determined by assessing the time it takes following a loss event for an unidentified impaired loan to be recognised as an impaired loan requiring a provision. Emergence periods for each portfolio are determined by taking into account current credit management practices, historic evidence of assets moving from ‘good’ to ‘bad’ and actual case studies.

Performing provisions assets are split into homogenous pools on the basis of similar risk characteristics. The asset pools are multiplied by the “average annual loss rate” for that pool, suitably adjusted where appropriate for any factors currently affecting the portfolio, which may not have been a feature in the past or vice versa. The resultant amount is then multiplied by the ‘Emergence Period’ for that pool to arrive at the IBNR Collective Impairment Provision. Loss rates are updated half yearly and emergence periods for each pool of loans are reviewed annually.

The range of emergence periods adopted by AIB for the non-mortgage portfolios is three to twelve months with the majority of the portfolio having a six month emergence period applied, unchanged from 2012. For the year ended 31 December 2013, the emergence period for the Republic of Ireland mortgage portfolio has moved from 6 months to 9 months resulting in an additional provision of € 168 million. The increase has been observed as more historical data has become available; particularly for the forbearance portfolio and customer behaviour has been observed over a longer period of time.

Approval process

The Group operates an approval framework for impairment provisions which are approved, depending on amount, by various delegated authorities and referred to Area Credit Committee level, as required. These committees are chaired by the Head of Credit in the segments where the valuation/impairment is reviewed and challenged for appropriateness and adequacy. Impairments in excess of the segment authorities are approved by the Group Credit Committee and Board (where applicable). Segment impairments and provisions are ultimately reviewed by the Group Credit Committee as part of the quarterly process.

The valuation assumptions and approaches used in determining the impairment provisions required are documented and the resulting impairment provisions are reviewed and challenged as part of the approval process by segment and Group senior management.

Write-offs

When the prospects of recovering a loan, either partially or fully, do not improve, a point will come when it will be concluded that as there is no realistic prospect of recovery, the loan (and any related specific provision) will be written off. Where the loan is secured, the write-off will take account of receipt of the net realisable value of security held.

Impact of changes to key assumptions and estimates on the impairment provisions

Management is required to exercise judgement in making assumptions and estimations when calculating loan impairment provisions on both individually and collectively assessed loans and receivables. The most significant judgemental area is the calculation of collective impairment provisions. They are subject to estimation uncertainty, in part because of the large number of individually insignificant loans in the portfolio.

The methods involve the use of historical information which is supplemented with significant management judgement to assess whether current economic and credit conditions are such that the actual level of inherent losses is likely to be greater or less than that suggested by historical experience. In normal circumstances, historical experience provides the most objective and relevant information from which to assess inherent loss within each portfolio, though sometimes it provides less relevant information about the inherent loss in a given portfolio at the balance sheet date, for example, when there have been changes in economic, regulatory or behavioural conditions which result in the most recent trends in portfolio risk factors not being fully reflected in the statistical models. In these circumstances, the risk factors are taken into account by adjusting the impairment provisions derived solely from historical loss experience.

Risk factors include loan portfolio growth, product mix, unemployment rates, bankruptcy trends, geographical concentrations, loan product features, economic conditions such as national and local trends in housing markets, the level of interest rates, portfolio seasoning, account management policies and practices, changes in laws and regulations, and other influences on customer payment patterns. The methodology and the assumptions used in calculating impairment losses are reviewed regularly in the light of differences between loss estimates and actual loss experience. For example loss rates and the expected timing of future recoveries are benchmarked against actual outcomes where available to ensure they remain appropriate.

*Forms an integral part of the audited financial statements
85

Risk management – 3. Individual risk types

3.1 Credit risk – Credit risk management

Loan loss provisioning* (continued)

Impact of changes to key assumptions and estimates on the impairment provisions (continued)

However, the exercise of judgement requires the use of assumptions which are highly subjective and very sensitive to the risk factors, in particular to changes in economic and credit conditions across a large number of geographical areas.

Given the relative size of the Republic of Ireland mortgage portfolio, the key variables include peak to trough house price (which determines the collateral value supporting loans in the mortgage portfolio) and cure rates (rates by which defaulted or delinquent accounts are assumed to return to performing status).

A 1% favourable change in the cure rate used for the collective mortgage provisions would result in a reduction in provisions of 1.2% (blended rate of buy-to-let/owner-occupier) of c. € 20 million.

The value of collateral is estimated by applying changes in house price indices to the original assessed value of the property. A 1% change in the peak to trough assumption used for the collective mortgage provisions for December 2013 is estimated to result in movements in provisions of c. € 40 million.

An increase in the assumed repossession rate of 1% for collective mortgage provisions will result in an increase in provisions of 0.3% (blended rate of buy-to-let/owner-occupier) of c € 6 million.

In the Republic of Ireland mortgage portfolio, an increase of one month in the loss emergence period in respect of the loan portfolio assessed for collective unimpaired provisions would result in an increase of € 54 million. For the United Kingdom, mortgage portfolio, the impact would be £ 1 million.

In the Republic of Ireland non-mortgage portfolio, an increase of one month in the loss emergence period in respect of the loan portfolio assessed for collective unimpaired provisions would result in an increase of € 45 million. For the United Kingdom the impact would be £ 10 million.

For the € 12.4 billion or 43% of impaired loans for which automated cashflows are available, changes in cash-flow timing and interest rate have the following impact;

–	If interest rates increased by 1%, this would result in an increase in provisions of € 127 million.
–	If anticipated cash receipt timelines moved out by 1 year, the impact on provisioning would be an increase of € 111 million.

Credit risk can also be affected by macro-economic factors such as increased interest rates, increased unemployment, lower consumer spending, personal and corporate defaults/insolvency levels. The credit portfolio is also subjected to on-going stress testing and scenario analysis. Events are modelled at a Group wide level, at a segment and business unit level and by rating model and portfolio. Sensitivity analysis is the simple stressing of one risk driver to assess the Group’s sensitivity to that risk driver. A risk driver is defined as an internal or external factor which has the potential to cause loss or damage to the Group e.g. macroeconomic risk drivers (GDP, unemployment rate etc.) and specific credit risk drivers (shift in PDs).

*Forms an integral part of the audited financial statements
86

3.1 Credit risk – Credit profile of the loan portfolio

AIB Group’s customer loan portfolio comprises loans (including overdrafts), instalment credit and finance lease receivables. An overdraft provides a demand credit facility combined with a current account. Borrowings occur when the customer’s drawings take the current account into debit. The balance may, therefore, fluctuate with the requirements of the customer. Although overdrafts are contractually repayable on demand (unless a fixed term has been agreed), provided the account is deemed to be satisfactory, full repayment is not generally demanded without notice.

The tables below show for the years ended 31 December 2013 and 31 December 2012 loans and receivables to customers by industry sector including loans and receivables within disposal groups and non-current assets held for sale:

(i) Total	loans and receivables to customers;
(ii) Impaired	loans and receivables to customers; and
(iii) Provisions	for impairment on loans and receivables to customers.

	2013				2012

Loans and receivables to customers *	Loans and receivables to customers	Disposal groups and non- current assets held for sale	Total	Total	Loans and receivables to customers	Disposal groups and non- current assets held for sale	Total	Total
	€ m	€ m	€ m	%	€ m	€ m	€ m	%

Agriculture	1,798	–	1,798	2.2	1,781	–	1,781	2.0
Energy	259	28	287	0.3	375	88	463	0.5
Manufacturing	1,503	–	1,503	1.8	1,625	–	1,625	1.8
Property and construction	19,710	–	19,710	23.8	22,251	–	22,251	24.8
Distribution	6,870	–	6,870	8.3	7,790	–	7,790	8.7
Transport	963	–	963	1.2	801	373	1,174	1.3
Financial	648	–	648	0.8	785	–	785	0.9
Other services	5,657	–	5,657	6.8	6,313	14	6,327	7.0
Personal
Residential mortgages	40,764	–	40,764	49.2	42,521	–	42,521	47.3
Other	4,291	–	4,291	5.2	4,698	–	4,698	5.2
Lease financing	360	–	360	0.4	457	–	457	0.5

Gross loans and receivables	82,823	28	82,851	100.0	89,397	475	89,872	100.0

Unearned income	(101)	–	(101)		(108)	–	(108)
Deferred costs	74	–	74		89	–	89
Provisions for impairment	(17,083)	–	(17,083)		(16,406)	(122)	(16,528)

Total statement of financial position	65,713	28	65,741		72,972	353	73,325

Gross loans and receivables analysed as to:
Neither past due nor impaired	50,326	28	50,354		56,179	238	56,417
Past due but not impaired	3,586	–	3,586		4,039	–	4,039
Impaired - provisions held	28,911	–	28,911		29,179	237	29,416

	82,823	28	82,851		89,397	475	89,872

*Forms an integral part of the audited financial statements
87

Risk management – 3. Individual risk types

3.1 Credit risk – Credit profile of the loan portfolio

			2013			2012

Impaired loans and receivables to customers*	Loans and receivables to customers	Disposal groups and non- current assets held for sale	Total	Loans and receivables to customers	Disposal groups and non- current assets held for sale	Total
	€ m	€ m	€ m	€ m	€ m	€ m

Agriculture	338	–	338	334	–	334
Energy	66	–	66	36	–	36
Manufacturing	391	–	391	472	–	472
Property and construction	13,154	–	13,154	13,804	–	13,804
Distribution	3,026	–	3,026	3,442	–	3,442
Transport	156	–	156	120	237	357
Financial	230	–	230	245	–	245
Other services	917	–	917	1,026	–	1,026
Personal
Residential mortgages	9,083	–	9,083	8,130	–	8,130
Other	1,423	–	1,423	1,431	–	1,431
Lease financing	127	–	127	139	–	139

Total	28,911	–	28,911	29,179	237	29,416

			2013			2012

Provisions for impairment on loans and receivables to customers*	Loans and receivables to customers	Disposal groups and non- current assets held for sale	Total	Loans and receivables to customers	Disposal groups and non- current assets held for sale	Total
	€ m	€ m	€ m	€ m	€ m	€ m

Agriculture	250	–	250	233	–	233
Energy	35	–	35	29	–	29
Manufacturing	241	–	241	300	–	300
Property and construction	8,114	–	8,114	7,681	–	7,681
Distribution	1,831	–	1,831	2,013	–	2,013
Transport	109	–	109	93	122	215
Financial	134	–	134	168	–	168
Other services	634	–	634	650	–	650
Personal
Residential mortgages	3,333	–	3,333	2,699	–	2,699
Other	1,092	–	1,092	1,064	–	1,064
Lease financing	125	–	125	133	–	133

Specific	15,898	–	15,898	15,063	122	15,185
IBNR	1,185	–	1,185	1,343	–	1,343

Total	17,083	–	17,083	16,406	122	16,528

The impact of the Group’s focus on working with customers to restructure the portfolio is starting to be seen, with the quantum of impaired loans falling in 2013 by € 505 million (down 2%). The reduction reflects write offs, repayments and asset sales partly offset by newly impaired loans.

Statement of financial position specific provisions of € 15.9 billion were held for the impaired book at 31 December 2013 and provided cover of 55% compared to 52% at 31 December 2012. The provision cover increased due to loan repayments and top ups of existing provisions.

Statement of financial position IBNR provisions of € 1.2 billion were held at 31 December 2013 compared to € 1.3 billion at 31 December 2012, with the decrease primarily due to improvements in credit processes and a reduction in performing loans, partly off-set by an increase in emergence period for the Republic of Ireland mortgage portfolio.

*Forms an integral part of the audited financial statements
88

3.1 Credit risk – Credit profile of the loan portfolio

As outlined on pages 11 to 14, a new operating structure was implemented in 2013 and the Group’s operations are now reported under the following segments: Domestic Core Bank (“DCB”); AIB UK; and Financial Solutions Group (“FSG”). Consequently, the full year to December 2012 has been represented in the new operating structure.

The following table analyses loans and receivables to customers by segment showing asset quality and impairment provisions for the years ended 31 December 2013 and 31 December 2012:

	2013				2012

Gross loans and receivables to customers*	DCB € m	AIB UK € m	FSG € m	Total € m	DCB € m	AIB UK € m	FSG € m	Total € m

Residential mortgages:
Owner-occupier	30,714	2,252	–	32,966	31,584	2,482	101	34,167
Buy-to-let	3,817	361	3,620	7,798	3,331	324	4,699	8,354
	34,531	2,613	3,620	40,764	34,915	2,806	4,800	42,521
Other personal	2,318	432	1,541	4,291	2,322	396	1,980	4,698
Property and construction	2,772	5,208	11,730	19,710	2,973	2,477	16,801	22,251
SME/other commercial	4,637	4,302	4,840	13,779	4,974	3,198	7,073	15,245
Corporate	3,268	905	134	4,307	3,275	–	1,882	5,157

Total	47,526	13,460	21,865	82,851	48,459	8,877	32,536	89,872

Analysed as to asset quality
Satisfactory(1)	33,019	7,048	973	41,040	36,871	5,780	4,550	47,201
Watch(2)	4,587	1,481	718	6,786	4,546	1,282	1,192	7,020
Vulnerable(3)	3,034	1,251	1,829	6,114	1,903	976	3,356	6,235
Impaired(4)	6,886	3,680	18,345	28,911	5,139	839	23,438	29,416
Total criticised loans	14,507	6,412	20,892	41,811	11,588	3,097	27,986	42,671

Total loans percentage	%	%	%	%	%	%	%	%

Criticised loans/total loans	31	48	96	50	24	35	86	47
Impaired loans/total loans	14	27	84	35	11	9	72	33

Impairment provisions – statement of financial position	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Specific	2,401	2,070	11,427	15,898	1,564	385	13,236	15,185
IBNR	828	132	225	1,185	624	151	568	1,343

Total impairment provisions	3,229	2,202	11,652	17,083	2,188	536	13,804	16,528

Provision cover percentage	%	%	%	%	%	%	%	%

Specific provisions/impaired loans	35	56	62	55	30	46	56	52
Total provisions/impaired loans	47	60	64	59	43	64	59	56
Total provisions/total loans	7	16	53	21	5	6	42	18

Income statement – impairment charge	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Specific	713	254	1,091	2,058	655	161	2,940	3,756
IBNR	137	(88)	(194)	(145)	(453)	(64)	(805)	(1,322)

Total impairment charge	850	166	897	1,913	202	97	2,135	2,434

	%	%	%	%	%	%	%	%

Impairment charge/average loans	1.74	1.18	3.97	2.24	0.39	1.06	6.30	2.57

(1)Satisfactory: credit which is not included in any of the criticised categories of Watch, Vulnerable and Impaired loans.

Criticised loans include:

(2)Watch: credit exhibiting weakness but with the expectation that existing debt can be fully repaid from normal cashflow.

(3)Vulnerable: credit where repayment is in jeopardy from normal cashflow and may be dependent on other sources.

(4)Impaired: a loan is impaired if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact such that the present value of future cash flows is less than the gross carrying value of the financial asset or group of financial assets i.e. requiring a provision to be raised through the income statement.

*Forms an integral part of the audited financial statements
89

Risk management – 3. Individual risk types

3.1 Credit risk – Credit profile of the loan portfolio

The following summarises the key points affecting the credit profile of the loan portfolio:

–	The income statement specific provision charge reduced by 45% to € 2.1 billion in 2013 due to continued signs of stabilisation in the economic environment
–	The impact of the Group’s focus on working with customers to restructure the portfolio is starting to be seen, with the quantum of impaired loans falling in 2013 by € 505 million. The reduction reflects write-offs, repayments and asset sales partly offset by newly impaired loans; and
–	Although there have been positive indications that the Irish and Global economies are improving, challenging conditions remain in particular the high level of existing debt within both business and households. This has resulted in both subdued demand for new credit and has maintained the risk level in the performing portfolio at higher than normal levels.

The Group is predominantly Ireland and United Kingdom focused and most sectors continue to face challenging trading conditions as a result of domestic economic performance, weak customer sentiment and public sector austerity measures. The Group has material concentrations in residential mortgages, property and construction and SME with these sectors showing the most evident stress.

Loans and receivables to customers reduced by 7.8% to € 82.9 billion in 2013, due to the sale during the year of non-core assets as well as amortisations exceeding demand for new credit from customers. Within loans and receivables, criticised loans decreased by a smaller 2.0%, with downgrades into the criticised categories continuing in 2013, albeit at a slower rate than in 2012.

The property and construction portfolio amounted to 23.8% of total loans and receivables, or 17.1% of loans and receivables less provisions. The portfolio is comprised of 65.9% investment loans (€ 13.0 billion), 29.9% land and development loans (€ 5.9 billion) and 4.2% other property and construction loans (€ 0.8 billion). There are signs that the investment market is recovering from very depressed activity levels, with transactional activity in all sectors up year on year. Recovery is focussed in prime sectors at present with lower levels of activity and illiquidity still observed in secondary locations. The weakness in secondary locations continues to impact on the credit quality of the portfolio. Further detailed disclosures in relation to the property and construction portfolio are provided on pages 121 to 123.

Residential mortgages amounted to 49.2% of total advances, or 56.0% of loans and receivables less provisions. The portfolio is mainly located in the Republic of Ireland (93.6%) with most of the remainder located in Northern Ireland. The portfolio consists of 80.9% owner-occupier loans and 19.1% buy-to-let. Decreases in household income over recent years and high levels of personal debt continue to create stress within the portfolio. Some stabilisation of the portfolio in the Republic of Ireland has been observed in 2013, with the rate at which customers moved into arrears slowing and the average monthly rate of impairment reduced by 40% compared to 2012. The Irish Central Statistics Office index of residential property prices provides evidence, especially in Dublin, of residential house price increases. Overall LTVs in the Irish mortgage portfolio have improved due to price increases and amortisations. Further detailed disclosures in relation to the Republic of Ireland mortgage portfolio are provided on pages 99 to 112 and the United Kingdom mortgage portfolio on pages 113 to 119.

The SME/other commercial lending portfolio amounted to 16.6% of total loans and receivables, or 16.0% of loans and receivables less provisions. The geographical split is 68.8% of advances in the Republic of Ireland and the remaining 31.2% in the United Kingdom. Key sub-sectors within the SME portfolio are dependent on the domestic economies, in particular hotels, licensed premises, retail and other services. There have been indications of stabilisation and modest improvements in this sector due to increased consumer confidence and an improving employment market. However, challenging economic conditions remain and the level of indebtedness of customers in this sector continues to impact on the financial management of these businesses. Further detailed disclosures in relation to the SME/other commercial lending portfolio are provided on pages 124 to 125.

Gross loans and receivables to customers for the remaining portfolios consisted of € 4.3 billion in other personal loans and € 4.3 billion to corporate borrowers. These portfolios are profiled in more detail on pages 120 and 126 respectively.

Statement of financial position specific provisions of € 15.9 billion were held for the impaired book at 31 December 2013 and provided cover of 55% compared to 52% at 31 December 2012. The provision cover increased due to loan repayments and top ups of existing provisions.

3.1 Credit risk – Credit profile of the loan portfolio

Statement of financial position IBNR provisions of € 1.2 billion were held at 31 December 2013 compared to € 1.3 billion at 31 December 2012, with the decrease primarily due to improvements in credit processes and a reduction in performing loans, partly off-set by an increase in emergence period for the Republic of Ireland mortgage portfolio. The IBNR provision level of 2.2% of performing loans is in line with the level at 31 December 2012. The outcomes of independent reviews of certain higher risk portfolios helped to inform management’s view of the incurred loss remaining in the performing book. It was also influenced by the level of arrears, requests for forbearance, levels of watch and vulnerable loans and continued improvements in credit processes.

The income statement provision charge for loans and receivables was € 1.9 billion or 2.24% of average customer loans compared with € 2.4 billion or 2.57% in 2012. The provision charge comprised of € 2.1 billion in specific provisions and a release of IBNR provisions of € 0.1 billion (31 December 2012: € 3.8 billion in specific provisions and a release of IBNR provisions of € 1.3 billion). The specific provisions reduced by 45% in 2013 driven by significantly lower impairments during 2013.

The table on the following page profiles the asset quality of the Group’s loans and receivables as at 31 December 2013 and 31 December 2012. Profiles of past due but not impaired loans are detailed on pages 93 and 94 and impaired loans are detailed on page 95.

91

Risk management – 3. Individual risk types

3.1 Credit risk – Credit profile of the loan portfolio

The following table profiles the asset quality of the Group’s loans and receivables as at 31 December 2013 and 31 December 2012.

						2013

Asset quality*	Residential mortgages € m	Other personal € m	Property and construction € m	SME/other commercial € m	Corporate € m	Total € m

Neither past due nor impaired	29,688	2,535	5,898	8,442	3,791	50,354
Past due but not impaired	1,993	333	658	562	40	3,586
Impaired – provisions held	9,083	1,423	13,154	4,775	476	28,911

Gross loans and receivables	40,764	4,291	19,710	13,779	4,307	82,851

Specific provisions	(3,333)	(1,092)	(8,114)	(3,131)	(228)	(15,898)
IBNR provisions	(619)	(55)	(324)	(108)	(79)	(1,185)

Total provisions for impairment	(3,952)	(1,147)	(8,438)	(3,239)	(307)	(17,083)

Gross loans and receivables less provisions	36,812	3,144	11,272	10,540	4,000	65,768

Unearned income						(101)
Deferred costs						74

Net loans and receivables						65,741

						2012

Asset quality*	Residential mortgages € m	Other personal € m	Property and construction € m	SME/other commercial € m	Corporate € m	Total € m

Neither past due nor impaired	32,318	2,902	7,554	9,309	4,334	56,417
Past due but not impaired	2,073	365	893	688	20	4,039
Impaired – provisions held	8,130	1,431	13,804	5,248	803	29,416

Gross loans and receivables	42,521	4,698	22,251	15,245	5,157	89,872

Specific provisions	(2,699)	(1,064)	(7,681)	(3,256)	(485)	(15,185)
IBNR provisions	(507)	(75)	(423)	(240)	(98)	(1,343)

Total provisions for impairment	(3,206)	(1,139)	(8,104)	(3,496)	(583)	(16,528)

Gross loans and receivables less provisions	39,315	3,559	14,147	11,749	4,574	73,344

Unearned income						(108)
Deferred costs						89

Net loans and receivables						73,325

Profiles of past due but not impaired loans are detailed on page 93 and 94, impaired loans are detailed on page 95 and provisions are detailed on pages 96 and 97.

Gross Loans and receivables to customers reduced by 7.8% to € 82.9 billion in 2013, due to the sale during the year of non-core assets as well as amortisations exceeding demand for new credit from customers. The quantum of impaired loans and days past due but not impaired both decreased in 2013, but because of the decrease in the total for gross loans, as a % the total of neither past due nor impaired has decreased to 61%, down from 63% as at 31 December 2012.

*Forms an integral part of the audited financial statements
92

3.1 Credit risk – Credit profile of the loan portfolio

Aged analysis of contractually past due but not impaired gross loans and receivables to customers*

							2013

	1–30 days	31–60 days	61–90 days	91–180 days	181–365 days	> 365 days	Total
Industry sector	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Agriculture	62	13	17	15	11	34	152
Energy	1	1	–	1	–	1	4
Manufacturing	21	4	1	5	4	20	55
Property and construction	210	61	48	64	119	156	658
Distribution	71	13	18	20	37	32	191
Transport	7	1	–	2	1	3	14
Financial	11	2	–	2	3	1	19
Other services	90	11	18	16	13	19	167
Personal
Residential mortgages	857	391	280	245	144	76	1,993
Credit cards	33	9	6	4	1	–	53
Other	122	22	18	44	27	47	280

	1,485	528	406	418	360	389	3,586

Segment
DCB	1,141	414	282	245	151	109	2,342
AIB UK	154	45	57	55	43	25	379
FSG	190	69	67	118	166	255	865

	1,485	528	406	418	360	389	3,586

As a percentage of	%	%	%	%	%	%	%
total gross loans	1.79	0.64	0.49	0.50	0.43	0.47	4.33

							2012

	1–30 days	31–60 days	61–90 days	91–180 days	181–365 days	> 365 days	Total
Industry sector	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Agriculture	55	9	16	13	16	30	139
Energy	6	–	–	1	–	1	8
Manufacturing	19	4	2	4	7	5	41
Property and construction	210	101	66	174	187	155	893
Distribution	80	34	28	46	45	42	275
Transport	7	5	1	15	1	3	32
Financial	4	2	8	6	2	1	23
Other services	70	25	17	21	33	24	190
Personal
Residential mortgages	1,013	451	248	208	91	62	2,073
Credit cards	39	11	9	5	1	–	65
Other	75	32	40	48	47	58	300

	1,578	674	435	541	430	381	4,039

Segment
DCB	1,171	409	255	212	162	80	2,289
AIB UK	85	64	32	72	21	19	293
FSG	322	201	148	257	247	282	1,457

	1,578	674	435	541	430	381	4,039

As a percentage of	%	%	%	%	%	%	%
total gross loans	1.8	0.7	0.5	0.6	0.5	0.4	4.5

*Forms an integral part of the audited financial statements
93

Risk management – 3. Individual risk types

3.1 Credit risk – Credit profile of the loan portfolio

Aged analysis of contractually past due but not impaired gross loans and receivables to customers* (continued)

The figures reported are inclusive of overdrafts, bridging loans and cases with expired limits.

Loans past due but not impaired were reduced by € 0.5 billion to 4.3% of total loans and receivables to customers (31 December 2012: € 4.0 billion or 4.5%).

Residential mortgage loans past due but not impaired at € 2.0 billion represent 56% of the total past due but not impaired loans (31 December 2012: € 2.1 billion represent 51%) largely driven by decreases in household income and high debt levels. The level of residential mortgage loans in early arrears (less than 30 days) has decreased by 15% in 2013, due to active management of early arrears cases and the improving economic environment. Property and construction loans past due but not impaired represent a further 18% or € 0.7 billion (31 December 2012: 22% or € 0.9 billion) of total loans past due but not impaired, with other personal at 9% or € 0.3 billion (31 December 2011: 9% or € 0.4 billion).

*Forms an integral part of the audited financial statements
94

3.1 Credit risk – Credit profile of the loan portfolio

Impaired loans for which provisions are held

The following table shows impaired loans which are assessed for impairment either individually or collectively with the relevant specific impairment provisions:

							2013*

						Specific impairment
		Impaired loans					provisions

	Gross loans and receivables € m	Individually assessed € m	Collectively assessed € m	Total € m	% of total loans	Total € m	% of impaired loans

Retail
Residential mortgages	40,764	4,104	4,979	9,083	22	3,333	37
Other personal lending	4,291	866	557	1,423	33	1,092	77
Total retail	45,055	4,970	5,536	10,506	23	4,425	42
Commercial
Property and construction	19,710	12,668	486	13,154	67	8,114	62
SME/commercial	13,779	4,054	721	4,775	35	3,131	66
Total commercial	33,489	16,722	1,207	17,929	54	11,245	63
Corporate	4,307	476	–	476	11	228	48

Total	82,851	22,168	6,743	28,911	35	15,898	55

Specific impairment provisions at 31 December 2013		12,875	3,023	15,898

		%	%	%

Specific provision cover percentage		58	45	55

							2012*

						Specific impairment
		Impaired loans					provisions

	Gross loans and receivables € m	Individually assessed € m	Collectively assessed € m	Total € m	% of total loans	Total € m	% of impaired loans

Retail
Residential mortgages	42,521	3,888	4,242	8,130	19	2,699	33
Other personal lending	4,698	863	568	1,431	30	1,064	74
Total retail	47,219	4,751	4,810	9,561	20	3,763	39
Commercial
Property and construction	22,251	13,306	498	13,804	62	7,681	56
SME/commercial	15,245	4,559	689	5,248	34	3,256	62
Total commercial	37,496	17,865	1,187	19,052	51	10,937	57
Corporate	5,157	803	–	803	16	485	60

Total	89,872	23,419	5,997	29,416	33	15,185	52

Specific impairment provisions at 31 December 2012		12,515	2,670	15,185

		%	%	%

Specific provision cover percentage		53	45	52

Statement of financial position specific provisions of € 15.9 billion were held for the impaired book at 31 December 2013 and provided cover of 55% compared to 52% at 31 December 2012. The provision cover increased due to top ups of existing provisions and loan repayments.

*Forms an integral part of the audited financial statements
95

Risk management – 3. Individual risk types

3.1 Credit risk – Credit profile of the loan portfolio

Movements on impairment provisions

The following table sets out the movements on the Group impairment provisions for the years ended 31 December 2013 and 31 December 2012:

	2013*	2012*

	Total	Total
	€ m	€ m

At 1 January	16,532	14,945
Exchange translation adjustments	(76)	47
Transfers	(14)	34
Charge against income statement	1,916	2,434
Amounts written off	(1,134)	(673)
Disposals	(136)	(263)
Recoveries of amounts written off in previous years	2	4
Provisions on loans and receivables returned by NAMA	–	4

At 31 December	17,090	16,532

Total provisions are split as follows:
Specific	15,905	15,189
IBNR	1,185	1,343

	17,090	16,532

Amounts include:
Loans and receivables to banks (note 24)	7	4
Loans and receivables to customers (note 25)	17,083	16,406
Loans and receivables of disposal groups and non-current assets held for sale (note 21)	–	122

	17,090	16,532

Provisions – income statement

The following table analyses the income statement impairment provision charge/(credit) split between individually significant, individually insignificant and IBNR for loans and receivables for the years ended 31 December 2013 and 31 December 2012:

				2013*
	DCB	AIB UK	FSG	Total
	€ m	€ m	€ m	€ m

Specific provisions – Individually significant loans and receivables	279	206	973	1,458
– Individually insignificant loans and receivables	434	48	118	600
IBNR	137	(88)	(194)	(145)

Total provisions for impairment charge on loans and receivables to customers	850	166	897	1,913
Provisions for impairment charge on loans and receivables to banks				3
Provisions charge for liabilities and commitments				17
Provisions for impairment charge on financial investments available for sale				(9)

Total				1,924

				2012

	DCB	AIB UK	FSG	Total
	€ m	€ m	€ m	€ m

Specific provisions	655	161	2,940	3,756
IBNR	(453)	(64)	(805)	(1,322)

Total provisions for impairment charge on loans and receivables to customers	202	97	2,135	2,434
Provisions for impairment charge on loans and receivables to banks				–
Provisions charge for liabilities and commitments				9
Provisions for impairment charge on financial investments available for sale				86

Total				2,529

Further details of movements in provisions for loans and receivables are set out in the 5 year summary table on page 139.

*Forms an integral part of the audited financial statements
96

3.1 Credit risk – Credit profile of the loan portfolio

Provisions – income statement

The following table analyses the income statement provision charge/(credit) for the years ended 31 December 2013 and 31 December 2012:

			2013*			2012*

	Residential mortgages € m	Other € m	Total € m	Residential mortgages €m	Other € m	Total € m

DCB	679	171	850			202
AIB UK	(9)	175	166			97
FSG	143	754	897			2,135

Total	813	1,100	1,913	749	1,685	2,434

The following table analyses by segment the impairment provision charge/(credit) as a percentage of average loans expressed as basis points (“bps”) for the years ended 31 December 2013 and 31 December 2012:

			2013*			2012*

	Residential mortgages bps	Other bps	Total bps	Residential mortgages bps	Other bps	Total bps

DCB	195	122	174			39
AIB UK	(34)	154	118			106
FSG	384	400	397			630

Total	197	249	224	170	331	257

The income statement provision charge for loans and receivables was € 1.9 billion or 2.24% of average customer loans compared with € 2.4 billion or 2.57% in 2012. The provision charge was comprised of € 2.1 billion in specific provisions and a release of IBNR provisions of € 145 million (31 December 2012: € 3.8 billion in specific provisions and a release of IBNR provisions of € 1.3 billion). The specific provisions reduced by 45% in 2013 driven by significantly lower impairments during 2013.

The 2013 income statement provision charge of € 850 million in DCB comprises a specific charge of € 713 million and an IBNR charge of € 137 million. This compares to an income statement provision charge of € 202 million for 2012 which included a release of IBNR provision of € 453 million.

The specific provision charge increased by € 58 million in 2013, with a lower level of new impairments off-set by an increase in the mortgage cover rate as a result of changes in assumptions to reflect current data on loss history and portfolio development as well as incorporating additional loss parameters assessed on restructuring outcomes.

The IBNR charge of € 137 million in 2013 was mainly due to an increase in the Republic of Ireland mortgage emergence period from 6 months to 9 months. This compares to a write back of € 453 million in 2012 where IBNR provisions previously held were subsequently provided for within specific provisions raised during 2012.

The provision charge in FSG reduced by € 1.2 billion driven by significantly lower impairments in 2013.

The provision charge in AIB UK increased by € 0.1 billion and reflects continued pressure on the property and construction sector in the UK, and while there have been signs of improvement in prime markets, the secondary markets remain relatively illiquid.

*Forms an integral part of the audited financial statements
97

Risk management – 3. Individual risk types

3.1 Credit risk – Credit profile of the loan portfolio

Loans and receivables to customers – Residential mortgages*

Residential mortgages amounted to € 40.8 billion at 31 December 2013. This compares to € 42.5 billion at 31 December 2012. The split of the residential mortgage book was owner-occupier € 33.0 billion (31 December 2012: € 34.2 billion) and buy-to-let € 7.8 billion (2012: € 8.3 billion). The income statement impairment charge for 2013 was € 0.8 billion or 2.0% of average residential mortgages, comprising € 0.7 billion specific charge and a € 0.1 billion IBNR charge (2012: € 0.7 billion or 1.70% of average residential mortgages, comprising € 1.1 billion specific charge and a release of IBNR of € 0.4 billion). Statement of financial position provisions of € 3.9 billion were held at 31 December 2013, split € 3.3 billion specific and € 0.6 billion IBNR (2012: € 3.2 billion, split € 2.7 billion specific and € 0.5 billion IBNR).

This section provides the following information in relation to residential mortgages:

Republic of Ireland residential mortgages – pages 99 to 112

–	Credit profile

–	Origination profile

–	Loan-to-value profile:

Actual and weighted average indexed loan-to-value ratios of residential mortgages

Loan-to-value ratios of residential mortgages (index linked) that were neither past due nor impaired

Loan-to-value ratios of residential mortgages (index linked) that were greater than 90 days past due and/or impaired

–	Credit quality profile

–	Residential mortgages which were past due but not impaired

–	Residential mortgages which were impaired

–	Residential mortgages subject to forbearance measures

–	Repossessions

United Kingdom (“UK”) residential mortgages – pages 113 to 119

–	Credit profile

–	Origination profile

–	Loan-to-value profile:

Actual and weighted average indexed loan-to-value ratios of UK residential mortgages

Loan-to-value ratios of UK residential mortgages (index linked) that were neither past due nor impaired

Loan-to-value ratios of UK residential mortgages (index linked) that were greater than 90 days past due and/or impaired

–	Credit quality profile

–	UK residential mortgages which were past due but not impaired

–	UK residential mortgages which were impaired

–	Repossessions

*Forms an integral part of the audited financial statements
98

Risk management – 3. Individual risk types

3.1 Credit risk - Credit profile of the loan portfolio (continued)

Loans and receivables to customers – Republic of Ireland residential mortgages

The following table analyses the Republic of Ireland residential mortgage portfolio by segment showing impairment provisions for the years ended 31 December 2013 and 31 December 2012:

									2013*
	DCB			FSG			Total

	Owner-	Buy-to-let	Total	Owner-	Buy-to-let	Total	Owner-	Buy-to-let	Total
	occupier			occupier			occupier
Statement of financial position	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Total gross residential mortgages	30,714	3,817	34,531	–	3,620	3,620	30,714	7,437	38,151

In arrears (>30 days past due)(1)	5,943	775	6,718	–	3,110	3,110	5,943	3,885	9,828

In arrears (>90 days past due)(1)	5,395	729	6,124	–	3,069	3,069	5,395	3,798	9,193

Of which impaired	5,130	673	5,803	–	2,985	2,985	5,130	3,658	8,788
Statement of financial position specific provisions	1,657	266	1,923	–	1,281	1,281	1,657	1,547	3,204
Statement of financial position IBNR provisions	443	103	546	–	46	46	443	149	592

Provision cover percentage	%	%	%	%	%	%	%	%	%

Specific provisions/impaired loans	32.3	39.4	33.1	–	42.9	42.9	32.3	42.3	36.5

Income statement	€ m	€ m	€ m	€m	€ m	€ m	€ m	€ m	€ m

Income statement specific provisions	440	84	524	–	138	138	440	222	662
Income statement IBNR provisions	123	32	155	–	5	5	123	37	160

Total impairment provisions	563	116	679	–	143	143	563	259	822

(1)Includes all impaired loans whether past due or not.

*Forms an integral part of the audited financial statements
99

Risk management – 3. Individual risk types

3.1 Credit risk - Credit profile of the loan portfolio (continued)

Loans and receivables to customers – Republic of Ireland residential mortgages (continued)

									2012
		DCB		FSG				Total

	Owner-	Buy-to-let	Total	Owner-	Buy-to-let	Total	Owner-	Buy-to-let	Total
	occupier			occupier			occupier
Statement of financial position	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Total gross residential mortgages	31,584	3,331	34,915	–	4,616	4,616	31,584	7,947	39,531

In arrears (>30 days past due)(1)	5,224	144	5,368	–	3,438	3,438	5,224	3,582	8,806

In arrears (>90 days past due)(1)	4,702	121	4,823	–	3,342	3,342	4,702	3,463	8,165

Of which impaired	4,523	92	4,615	–	3,241	3,241	4,523	3,333	7,856
Statement of financial position specific provisions	1,224	30	1,254	–	1,335	1,335	1,224	1,365	2,589
Statement of financial position IBNR provisions	322	43	365	–	69	69	322	112	434

Provision cover percentage	%	%	%	%	%	%	%	%	%

Specific provisions/impaired loans	27.1	32.6	27.2	–	41.2	41.2	27.1	41.0	33.0

Income statement							€ m	€ m	€ m

Income statement specific provisions							519	551	1,070
Income statement IBNR provisions							(63)	(276)	(339)

Total impairment provisions							456	275	731

(1)Includes all impaired loans whether past due or not.

3.1 Credit risk – Credit profile of the loan portfolio

Loans and receivables to customers – Republic of Ireland residential mortgages (continued)

Residential mortgages in the Republic of Ireland (managed in the DCB and FSG segments) amounted to € 38.1 billion at 31 December 2013 compared to € 39.5 billion at 31 December 2012, the decrease relating to loan repayments in the period which exceeded the demand for credit. The split of the residential mortgage portfolio was 81% owner-occupier and 19% buy-to-let and comprised 41% tracker rate, 51% variable rate and 8% fixed rate mortgages.

Residential mortgages continue to be impacted by the adverse economic environment which, although improved in 2013 in comparison to previous years, continues to impact household incomes and repayment capacity. Residential mortgage arrears continued to increase during the year; however, the rate of increase slowed significantly in the second half of the year and there was a notable decrease in loans in early arrears (less than 90 days past due) over the same period. Total loans in arrears greater than 90 days past due at 13.0% at 31 December 2013 have increased, but remain below the industry average of 14.0% at 31 December 2013(1). This is a continuation of the trend observed over the last number of years, with comparative levels at 10.4% at 31 December 2012 and 11.6% at 30 June 2013. For the owner-occupier book, loans in arrears greater than 90 days were also below industry average at 31 December 2013 at 11.1% compared to 12.6% for the industry at 31 December 2013, whilst for the buy-to-let book, loans greater than 90 days past due at 24.0% at 31 December 2013 exceeded the 31 December 2013 industry average of 21.1%. The total amount of repayments overdue on residential mortgages was € 1.0 billion at the year end compared to € 0.8 billion at 31 December 2012.

Included in the residential mortgage loan portfolio is € 5.0 billion of loans which were subject to forbearance measures at 31 December 2013 (31 December 2012: € 5.8 billion), of which € 2.9 billion was impaired (31 December 2012: € 3.0 billion). The decrease in the portfolio subject to forbearance in comparison to that at 31 December 2012 is reflective of the Group’s strategy to ensure the forbearance solutions agreed with customers are sustainable in the long term. The immediate impact of this strategy has been a reduction in short-term solutions which will be replaced with more sustainable solutions over time. The stock of interest only forbearance loans has reduced by €1.7 billion or 53% during the 2013. This strategy has contributed to the increase in arrears observed during the year.

Just over half of the total residential mortgage portfolio was in negative equity at the year end (31 December 2012: 56%) caused by the decrease in house prices since their peak in 2007; however, the quantum of negative equity in the book reduced from € 6.0 billion at 31 December 2012 to € 4.6 billion at 31 December 2013, reflecting the increase in residential property prices in Ireland during 2013 and loan amortisation.

Total owner-occupier and buy-to-let impaired loans increased from € 7.9 billion at 31 December 2012 to € 8.8 billion at 31 December 2013, an increase of € 0.9 billion. The pace of increase in impaired loans decreased significantly in 2013 in comparison to 2012. Similarly, the movement of loans into impairment in the second half of 2013 was lower in comparison to the first half of the year.

Statement of financial position specific provisions of € 3.2 billion were held for the impaired portfolio at 31 December 2013 and provided cover of 36.5% compared to 33.0% at 31 December 2012 driven by changes in mortgage model assumptions to reflect current data on loss history and portfolio development, as well incorporating additional loss parameters assessed on restructuring outcomes. The 55% peak-to-trough house price decline assumption used in the calculation of collective provisions remains unchanged based on the Group’s assessment of property market conditions and liquidity, despite some evidence of increases in property prices in 2013 in certain areas. This assumption will be reassessed in 2014. Statement of financial position IBNR provisions of € 0.6 billion were held at 31 December 2013 compared to € 0.4 billion at 31 December 2012, with the increase primarily due to a change in the emergence period in use in the calculation of the IBNR provisions from 6 months to 9 months as discussed on page 85.

The income statement specific provision charge for 2013 was € 0.6 billion compared to € 1.1 billion for 2012, with the decrease being driven primarily by significantly lower impairments during 2013. The income statement IBNR charge for 2013 was € 0.2 billion compared to a release of IBNR of € 0.4 billion for 2012.

Statement of financial position specific provisions of € 1.0 billion were held against the forborne impaired portfolio of € 2.9 billion providing cover of 35.3%. In relation to the performing forborne portfolio of € 2.1 billion, of which € 0.9 billion is on an interest only arrangement or an arrangement to repay amounts greater than interest only, statement of financial position IBNR provisions of € 0.2 billion were held at 31 December 2013.

Information on the provisioning policies and methodologies employed in the identification of loans for assessment as impaired is set out in accounting policy number 15 ‘Impairment of financial assets’.

(1)Source: Central Bank of Ireland (“CBI”) Residential Mortgage Arrears and Repossessions Statistics as at 31 December 2013, based on numbers of accounts.

101

Risk management – 3. Individual risk types

3.1 Credit risk – Credit profile of the loan portfolio

Residential mortgages by year of origination

The following table profiles the Republic of Ireland total residential mortgage portfolio and impaired residential mortgage portfolio by year of origination at 31 December 2013 and 31 December 2012:

				2013*				2012*

	Total		Impaired		Total		Impaired

Republic of Ireland	Number	Balance € m	Number	Balances € m	Number	Balance € m	Number	Balance € m

1996 and before	7,812	189	1,083	37	9,436	237	1,074	37
1997	3,131	87	379	15	3,398	106	367	15
1998	3,851	144	534	26	4,562	170	502	25
1999	5,547	236	729	52	6,017	277	670	48
2000	6,589	357	902	72	7,081	412	801	68
2001	7,179	484	978	89	7,627	538	882	82
2002	11,210	945	1,596	183	11,847	1,053	1,426	169
2003	15,670	1,575	2,562	348	16,957	1,732	2,309	322
2004	21,425	2,576	3,686	612	22,190	2,769	3,204	556
2005	29,435	4,080	5,821	1,117	30,375	4,362	5,148	1,029
2006	37,137	6,307	8,660	2,003	38,113	6,652	7,529	1,806
2007	35,944	6,334	8,624	1,965	36,623	6,670	7,435	1,741
2008	34,075	6,066	6,827	1,580	34,983	6,312	5,824	1,388
2009	23,045	3,578	2,632	512	23,693	3,776	2,104	432
2010	15,877	2,419	821	153	16,308	2,553	610	120
2011	4,839	737	96	20	4,960	782	74	18
2012	6,934	1,116	18	4	7,024	1,130	–	–
2013	5,863	921	–	–	–	–	–	–

Total	275,563	38,151	45,948	8,788	281,194	39,531	39,959	7,856

The majority (€ 22.8 billion or 60%) of the € 38.1 billion residential mortgage book originated between 2005 and 2008, of which 29% (€ 6.7 billion) was impaired at 31 December 2013 driven by reduced household income and increased unemployment in the last number of years, and reflecting the decrease in property prices since their peak in 2007. 17% of the residential mortgage portfolio originated before 2005 of which 22% was impaired at 31 December 2013, while the remaining 23% of the portfolio was originated since 2009 of which 8% was impaired at 31 December 2013.

*Forms an integral part of the audited financial statements
102

3.1 Credit risk – Credit profile of the loan portfolio

The property values used in the completion of the following loan-to-value tables are determined with reference to the original or most recent valuation, indexed to the Central Statistics Office (“CSO”) Residential Property Price Index. The CSO Residential Property Price Index for November 2013 reported that national residential property prices were 46% lower than their highest level in early 2007 and reported an annual increase in residential property prices of 6% in the year to 30 November 2013.

Actual and weighted average indexed loan-to-value ratios of residential mortgages

The following table profiles the Republic of Ireland residential mortgage portfolio by the indexed loan-to-value ratios and the weighted average indexed loan-to-value ratios at 31 December 2013 and 31 December 2012:

						2013*

	Owner-occupier		Buy-to-let		Total
Republic of Ireland	€ m	%	€ m	%	€ m	%

Less than 50%	4,130	13.4	597	8.0	4,727	12.4
50% to 70%	3,834	12.5	670	9.0	4,504	11.8
71% to 80%	2,660	8.7	454	6.1	3,114	8.1
81% to 90%	2,589	8.4	503	6.8	3,092	8.1
91% to 100%	2,765	9.0	582	7.8	3,347	8.8
101% to 120%	5,319	17.3	1,229	16.5	6,548	17.2
121% to 150%	5,553	18.1	1,658	22.3	7,211	18.9
Greater than 150%	3,864	12.6	1,744	23.5	5,608	14.7

Total	30,714	100.0	7,437	100.0	38,151	100.0
Weighted average indexed loan-to-value(1):
Stock of residential mortgages at year end		98.9		119.0		102.8
New residential mortgages issued during year		72.2		61.6		71.9
Impaired residential mortgages		124.6		137.5		130.0

						2012*

	Owner-occupier		Buy-to-let		Total
Republic of Ireland	€ m	%	€ m	%	€ m	%

Less than 50%	3,783	12.0	523	6.6	4,306	10.9
50% to 70%	3,612	11.4	643	8.1	4,255	10.8
71% to 80%	2,189	6.9	432	5.4	2,621	6.6
81% to 90%	2,516	8.0	490	6.2	3,006	7.6
91% to 100%	2,480	7.9	593	7.5	3,073	7.8
101% to 120%	5,438	17.2	1,248	15.7	6,686	16.9
121% to 150%	6,264	19.8	1,742	21.9	8,006	20.2
Greater than 150%	5,302	16.8	2,276	28.6	7,578	19.2

Total	31,584	100.0	7,947	100.0	39,531	100.0
Weighted average indexed loan-to-value(1):
Stock of residential mortgages at year end		105.8		125.6		109.8
New residential mortgages issued during year		76.8		60.2		76.5
Impaired residential mortgages		129.7		144.9		136.1

(1)Weighted average indexed loan-to-values are the individual indexed loan-to-value calculations weighted by the mortgage balance against each property.

48% of the total owner-occupier and 62% of the total buy-to-let mortgages were in negative equity at 31 December 2013, compared to 54% and 66% respectively at 31 December 2012. The weighted average indexed loan-to-value for the total residential mortgage book was 102.8% at 31 December 2013 compared to 109.8% at 31 December 2012, with the reduction driven primarily by the increase in property prices in 2013, coupled with amortisation of the loan book.

*Forms an integral part of the audited financial statements
103

Risk management – 3. Individual risk types

3.1 Credit risk – Credit profile of the loan portfolio (continued)

Loan-to-value ratios of residential mortgages (index linked) that were neither past due nor impaired

The following table profiles the Republic of Ireland residential mortgage portfolio that was neither past due nor impaired by the indexed loan-to-value ratios at 31 December 2013 and 31 December 2012:

						2013*

	Owner-occupier		Buy-to-let		Total
Republic of Ireland	€ m	%	€ m	%	€ m	%

Less than 50%	3,673	15.3	451	13.0	4,124	15.0
50% to 70%	3,321	13.8	469	13.6	3,790	13.8
71% to 80%	2,295	9.5	293	8.5	2,588	9.4
81% to 90%	2,187	9.1	315	9.1	2,502	9.1
91% to 100%	2,278	9.5	322	9.3	2,600	9.4
101% to 120%	4,217	17.5	586	16.9	4,803	17.5
121% to 150%	3,956	16.5	628	18.2	4,584	16.7
Greater than 150%	2,105	8.8	394	11.4	2,499	9.1

Total	24,032	100.0	3,458	100.0	27,490	100.0

						2012*

	Owner-occupier		Buy-to-let		Total
Republic of Ireland	€ m	%	€ m	%	€ m	%

Less than 50%	3,401	13.3	412	9.8	3,813	12.8
50% to 70%	3,173	12.4	482	11.4	3,655	12.3
71% to 80%	1,890	7.4	310	7.3	2,200	7.4
81% to 90%	2,182	8.6	341	8.1	2,523	8.5
91% to 100%	2,091	8.2	378	8.9	2,469	8.3
101% to 120%	4,520	17.7	691	16.3	5,211	17.5
121% to 150%	4,794	18.8	828	19.6	5,622	18.9
Greater than 150%	3,464	13.6	786	18.6	4,250	14.3

Total	25,515	100.0	4,228	100.0	29,743	100.0

The proportion of residential mortgages that was neither past due nor impaired and in negative equity at 31 December 2013 decreased in comparison to 31 December 2012, reflecting the increases in residential property prices in the period, coupled with amortisation of the loan book. 43% of residential mortgages that were neither past due nor impaired were in negative equity at 31 December 2013 compared to 51% at 31 December 2012.

*Forms an integral part of the audited financial statements
104

3.1 Credit risk – Credit profile of the loan portfolio

Loan-to-value ratios of residential mortgages (index linked) that were greater than 90 days past due and/or impaired

The following table profiles the Republic of Ireland residential mortgage portfolio that was greater than 90 days past due and/or impaired by the indexed loan-to-value ratios at 31 December 2013 and 31 December 2012:

								2013*

	Owner-occupier		Buy-to-let		Total		Total
							residential mortgage portfolio
Republic of Ireland	€ m	%	€ m	%	€ m	%	€ m	%

Less than 50%	324	6.0	129	3.4	453	4.9	4,727	12.4
50% to 70%	386	7.1	181	4.8	567	6.2	4,504	11.8
71% to 80%	275	5.1	147	3.9	422	4.6	3,114	8.1
81% to 90%	300	5.6	177	4.7	477	5.2	3,092	8.1
91% to 100%	366	6.8	240	6.3	606	6.6	3,347	8.8
101% to 120%	859	15.9	609	16.0	1,468	16.0	6,548	17.2
121% to 150%	1,317	24.4	989	26.0	2,306	25.1	7,211	18.9
Greater than 150%	1,568	29.1	1,326	34.9	2,894	31.4	5,608	14.7

Total	5,395	100.0	3,798	100.0	9,193	100.0	38,151	100.0

								2012*

	Owner-occupier		Buy-to-let		Total		Total
							residential mortgage portfolio
Republic of Ireland	€ m	%	€ m	%	€ m	%	€ m	%

Less than 50%	252	5.4	93	2.7	345	4.2	4,306	10.9
50% to 70%	301	6.4	141	4.0	442	5.5	4,255	10.8
71% to 80%	208	4.4	105	3.0	313	3.8	2,621	6.6
81% to 90%	237	5.0	128	3.7	365	4.5	3,006	7.6
91% to 100%	299	6.4	193	5.6	492	6.0	3,073	7.8
101% to 120%	684	14.6	523	15.1	1,207	14.8	6,686	16.9
121% to 150%	1,153	24.5	851	24.6	2,004	24.5	8,006	20.2
Greater than 150%	1,567	33.3	1,430	41.3	2,997	36.7	7,578	19.2

Total	4,701	100.0	3,464	100.0	8,165	100.0	39,531	100.0

The proportion of residential mortgages that was greater than 90 days past due and/or impaired and in negative equity at 31 December 2013 (73%) decreased in comparison to 31 December 2012 (76%), reflecting the increases in residential property prices in the period.

Credit quality profile of residential mortgages

The following table profiles the asset quality of the Republic of Ireland residential mortgage portfolio as at 31 December 2013 and 31 December 2012:

			2013*			2012*

	Owner-	Buy-to-let	Total	Owner-	Buy-to-let	Total
	occupier			occupier
Republic of Ireland	€ m	€ m	€ m	€ m	€ m	€ m

Neither past due nor impaired	24,032	3,458	27,490	25,515	4,228	29,743
Past due but not impaired	1,552	321	1,873	1,546	386	1,932
Impaired - provisions held	5,130	3,658	8,788	4,523	3,333	7,856

Gross residential mortgages	30,714	7,437	38,151	31,584	7,947	39,531
Provisions for impairment	(2,100)	(1,696)	(3,796)	(1,546)	(1,477)	(3,023)

	28,614	5,741	34,355	30,038	6,470	36,508

*Forms an integral part of the audited financial statements
105

Risk management – 3. Individual risk types

3.1 Credit risk – Credit profile of the loan portfolio

Residential mortgages which were past due but not impaired

Residential mortgages are assessed for impairment if they are past due, typically, for more than ninety days or if the borrower exhibits an inability to meet its obligations to the Group based on objective evidence of loss events (“impairment triggers”) such as a request for a forbearance measure. Loans are deemed impaired where the carrying value of the asset is shown to be in excess of the present value of future cashflows, and an appropriate provision is raised. Where loans are not deemed to be impaired, they are collectively assessed as part of the IBNR provision calculation.

The following table profiles the Republic of Ireland residential mortgage portfolio that was past due but not impaired at 31 December 2013 and 31 December 2012:

			2013*			2012*

	Owner-	Buy-to-let	Total	Owner-	Buy-to-let	Total
	occupier			occupier
Republic of Ireland	€ m	€ m	€ m	€ m	€ m	€ m

1 - 30 days	739	94	833	845	137	982
31 - 60 days	324	49	373	334	77	411
61 - 90 days	224	38	262	188	42	230
91 - 180 days	165	62	227	120	65	185
181 - 365 days	72	46	118	42	38	80
Over 365 days	28	32	60	17	27	44

Total past due but not impaired	1,552	321	1,873	1,546	386	1,932

Total gross residential mortgages	30,714	7,437	38,151	31,584	7,947	39,531

The amount of loans past due but not impaired at 31 December 2013 decreased marginally in comparison to 31 December 2012, driven by a decrease in loans in arrears for less than 90 days.

Residential mortgages which were impaired

The following table profiles the Republic of Ireland residential mortgage portfolio that was impaired at 31 December 2013 and 31 December 2012:

			2013*			2012*

	Owner-	Buy-to-let	Total	Owner-	Buy-to-let	Total
	occupier			occupier
Republic of Ireland	€ m	€ m	€ m	€ m	€ m	€ m

Not past due	686	873	1,559	782	1,025	1,807
1 - 30 days	173	165	338	193	170	363
31 - 60 days	146	126	272	158	153	311
61 - 90 days	152	125	277	145	102	247
91 - 180 days	615	308	923	558	292	850
181 - 365 days	916	494	1,410	815	447	1,262
Over 365 days	2,442	1,567	4,009	1,872	1,144	3,016

Total impaired	5,130	3,658	8,788	4,523	3,333	7,856

Total gross residential mortgages	30,714	7,437	38,151	31,584	7,947	39,531

Impaired loans increased by € 0.9 billion in 2013. However, the pace of increase in impaired loans slowed significantly in 2013 in comparison to 2012, driven by an improved economic environment, including an increase in private rents and increases in residential property values. Of the residential mortgage portfolio that was impaired at 31 December 2013, € 1.6 billion or 18% was not past due (31 December 2012: € 1.8 billion or 23%), of which € 0.8 billion (31 December 2012: € 1.1 billion) was subject to forbearance measures at 31 December 2013 and were deemed to be impaired as part of their assessment for a forbearance solution.

*Forms an integral part of the audited financial statements
106

3.1 Credit risk – Credit profile of the loan portfolio

Forbearance – residential mortgages

The Group has developed a Mortgage Arrears Resolution Strategy (“MARS”) for dealing with mortgage customers in difficulty or likely to be in difficulty, which builds on and formalises the Group’s Mortgage Arrears Resolution Process. The core objectives of MARS are to ensure that arrears solutions are sustainable in the long term and that they comply with the spirit and the letter of all regulatory requirements. MARS includes long-term forbearance solutions which have been devised to assist existing Republic of Ireland primary residential mortgage customers in difficulty. Further details on MARS are set out on page 80.

The Group has a number of forbearance strategies in operation to assist borrowers who have difficulty in meeting repayment commitments. These are described on page 80.

The following table analyses the movements in the stock of loans subject to forbearance by (i) owner-occupier, (ii) buy-to-let and (iii) total residential mortgages at 31 December 2013 and 31 December 2012:

		2013*		2012*

	Number	Balance	Number	Balance
Republic of Ireland owner-occupier		€ m		€ m

At 1 January	22,248	3,544	22,611	3,775
Additions	6,873	981	7,810	1,224
Expired arrangements	(8,706)	(1,463)	(7,533)	(1,337)
Payments	–	(107)	–	(107)
Interest	–	35	–	50
Closed accounts(1)	(521)	(35)	(483)	(36)
Other movements	(46)	(3)	(157)	(25)

At 31 December	19,848	2,952	22,248	3,544

		2013*		2012*

	Number	Balance	Number	Balance
Republic of Ireland buy-to-let		€ m		€ m

At 1 January	8,925	2,233	9,655	2,355
Additions	2,061	459	2,845	680
Expired arrangements	(2,577)	(612)	(3,281)	(722)
Payments	–	(73)	–	(59)
Interest	–	14	–	22
Closed accounts(1)	(146)	(26)	(451)	(68)
Other movements	46	3	157	25

At 31 December	8,309	1,998	8,925	2,233

		2013*		2012*

	Number	Balance	Number	Balance
Republic of Ireland – Total		€ m		€ m

At 1 January	31,173	5,777	32,266	6,130
Additions	8,934	1,440	10,655	1,904
Expired arrangements	(11,283)	(2,075)	(10,814)	(2,059)
Payments	–	(180)	–	(166)
Interest	–	49	–	72
Closed accounts(1)	(667)	(61)	(934)	(104)
Other movements	–	–	–	–

At 31 December	28,157	4,950	31,173	5,777

(1)Accounts closed during year due primarily to customer repayments and redemptions.

The stock of loans subject to forbearance measures decreased by € 0.8 billion in 2013 (2012: decrease of € 0.4 billion) due to the expiry of short-term forbearance arrangements (mainly periods of interest only) which were not matched by new arrangements in the period. This reduction reflects the immediate impact of the Group’s strategy to ensure the forbearance solutions agreed with customers are sustainable in the long term. Consequently, while the number of expired arrangements was similar for each year, fewer arrangements were granted in 2013 compared to 2012.

*Forms an integral part of the audited financial statements
107

Risk management – 3. Individual risk types

3.1 Credit risk – Credit profile of the loan portfolio

Residential mortgages subject to forbearance measures by type of forbearance

The following table further analyses by type of forbearance, (i) owner-occupier, (ii) buy-to-let and (iii) total residential mortgages that were subject to forbearance measures in the Republic of Ireland at 31 December 2013 and 31 December 2012:

						2013*

	Total		Loans > 90 days		Loans neither > 90
			in arrears and/or		days in arrears
			impaired		nor impaired

	Number	Balance	Number	Balance	Number	Balance
Republic of Ireland owner-occupier		€m		€ m		€ m

Interest only	4,189	694	1,771	320	2,418	374
Reduced payment (greater than interest only)	1,661	350	980	238	681	112
Payment moratorium	352	54	113	16	239	38
Arrears capitalisation	7,067	1,150	4,555	805	2,512	345
Term extension	6,233	657	989	108	5,244	549
Split mortgages	236	35	162	23	74	12
Other(1)	110	12	75	6	35	6

Total forbearance	19,848	2,952	8,645	1,516	11,203	1,436

						2013*

	Total		Loans > 90 days		Loans neither > 90
			in arrears and/or		days in arrears
			impaired		nor impaired

	Number	Balance	Number	Balance	Number	Balance
Republic of Ireland buy-to-let		€ m		€ m		€ m

Interest only	3,276	844	2,196	620	1,080	224
Reduced payment (greater than interest only)	1,157	258	721	166	436	92
Payment moratorium	110	23	80	17	30	6
Arrears capitalisation	2,926	758	2,606	701	320	57
Term extension	810	112	143	23	667	89
Split mortgages	–	–	–	–	–	–
Other(1)	30	3	22	3	8	–

Total forbearance	8,309	1,998	5,768	1,530	2,541	468

						2013*

	Total		Loans > 90 days		Loans neither > 90
			in arrears and/or		days in arrears
			impaired		nor impaired

	Number	Balance	Number	Balance	Number	Balance
Republic of Ireland – Total		€ m		€ m		€ m

Interest only	7,465	1,538	3,967	940	3,498	598
Reduced payment (greater than interest only)	2,818	608	1,701	404	1,117	204
Payment moratorium	462	77	193	33	269	44
Arrears capitalisation	9,993	1,908	7,161	1,506	2,832	402
Term extension	7,043	769	1,132	131	5,911	638
Split mortgages	236	35	162	23	74	12
Other(1)	140	15	97	9	43	6

Total forbearance	28,157	4,950	14,413	3,046	13,744	1,904

(1)Mainly comprise ‘voluntary sale for loss’ solutions.

*Forms an integral part of the audited financial statements
108

3.1 Credit risk – Credit profile of the loan portfolio

Forbearance – residential mortgages (continued)

						2012*

	Total		Loans > 90 days		Loans neither > 90
			in arrears and/or		days in arrears
			impaired		nor impaired

	Number	Balance	Number	Balance	Number	Balance
Republic of Ireland owner-occupier		€ m		€ m		€ m

Interest only	10,669	1,857	4,368	866	6,301	991
Reduced payment (greater than interest only)	1,852	387	877	229	975	158
Payment moratorium	838	127	350	58	488	69
Arrears capitalisation	3,139	571	2,071	408	1,068	163
Term extension	5,735	598	686	63	5,049	535
Other	15	4	8	2	7	2

Total forbearance	22,248	3,544	8,360	1,626	13,888	1,918

						2012*

	Total		Loans > 90 days		Loans neither > 90
			in arrears and/or		days in arrears
			impaired		nor impaired

	Number	Balance	Number	Balance	Number	Balance
Republic of Ireland buy-to-let		€ m		€ m		€ m

Interest only	5,371	1,396	3,176	939	2,195	457
Reduced payment (greater than interest only)	957	224	518	129	439	95
Payment moratorium	79	19	47	12	32	7
Arrears capitalisation	1,800	488	1,484	427	316	61
Term extension	718	106	91	17	627	89
Other	–	–	–	–	–	–

Total forbearance	8,925	2,233	5,316	1,524	3,609	709

						2012*

	Total		Loans > 90 days		Loans neither > 90
			in arrears and/or		days in arrears
			impaired		nor impaired

	Number	Balance	Number	Balance	Number	Balance
Republic of Ireland – Total		€ m		€ m		€ m

Interest only	16,040	3,253	7,544	1,805	8,496	1,448
Reduced payment (greater than interest only)	2,809	611	1,395	358	1,414	253
Payment moratorium	917	146	397	70	520	76
Arrears capitalisation	4,939	1,059	3,555	835	1,384	224
Term extension	6,453	704	777	80	5,676	624
Other	15	4	8	2	7	2

Total forbearance	31,173	5,777	13,676	3,150	17,497	2,627

As noted previously, the stock of loans subject to forbearance measures decreased by € 0.8 billion in 2013, driven by the Group’s strategy to ensure the forbearance solutions agreed with customers are sustainable in the long term. In particular, the stock of interest only forbearance loans reduced by 53% to € 1.5 billion in 2013.

The majority of the loans subject to forbearance measures at 31 December 2013 were loans on which arrears have been capitalised (39% of the total forbearance stock) and loans which have been granted term extensions (16% of the total forbearance stock). These loans remain within the stock of forbearance for a period of 5 years.

The increase in the stock of loans on arrears capitalisation in 2013 includes some customers whose interest only arrangement had expired at 31 December 2013 but who received a capitalisation of arrears at some time over the last 5 years.

*Forms an integral part of the audited financial statements
109

Risk management – 3. Individual risk types

3.1 Credit risk – Credit profile of the loan portfolio

Forbearance – residential mortgages (continued)

Residential mortgages subject to forbearance measures – past due but not impaired

All loans that are assessed for a forbearance solution are tested for impairment either individually or collectively, irrespective of whether such loans are past due or not. Where the loans are deemed not to be impaired, they are collectively assessed as part of the IBNR provision calculation.

The following table profiles the Republic of Ireland residential mortgage portfolio that was subject to forbearance measures and which was past due but not impaired at 31 December 2013 and 31 December 2012:

			2013*			2012*

	Owner-	Buy-to-let	Total	Owner-	Buy-to-let	Total
	occupier			occupier
Republic of Ireland	€ m	€ m	€ m	€ m	€ m	€ m

1 - 30 days	154	22	176	176	36	212
31 - 60 days	70	13	83	96	20	116
61 - 90 days	53	11	64	58	15	73
91 - 180 days	55	22	77	53	25	78
181 - 365 days	34	14	48	23	12	35
Over 365 days	14	13	27	9	13	22

Total past due but not impaired	380	95	475	415	121	536

Whilst the amount of loans subject to forbearance and past due decreased in 2013 in line with the decrease in the stock of loans subject to forbearance measures, there was a marginal increase in the proportion of the portfolio past due but not impaired from 9% at 31 December 2012 to 10% at 31 December 2013, driven by an increase in loans in arrears for more than 90 days.

Residential mortgages subject to forbearance measures – impaired

The following table profiles the Republic of Ireland residential mortgage portfolio that was subject to forbearance measures and which was impaired at 31 December 2013 and 31 December 2012:

			2013*			2012*

	Owner-	Buy-to-let	Total	Owner-	Buy-to-let	Total
	occupier			occupier
Republic of Ireland	€ m	€ m	€ m	€ m	€ m	€ m

Not past due	331	439	770	475	575	1,050
1 - 30 days	98	78	176	117	97	214
31 - 60 days	72	62	134	88	90	178
61 - 90 days	64	63	127	61	57	118
91 - 180 days	205	143	348	209	154	363
181 - 365 days	246	217	463	249	217	466
Over 365 days	397	479	876	342	284	626

Total impaired	1,413	1,481	2,894	1,541	1,474	3,015

Whilst the amount of impaired loans subject to forbearance decreased in 2013 in line with the decrease in the stock of loans subject to forbearance measures, there was an increase in the proportion of the portfolio that was impaired from 52% at 31 December 2012 to 58% at 31 December 2013, driven by an increase in impaired loans in arrears for more than 90 days. The proportion of forborne impaired loans that were not past due decreased from 35% at 31 December 2012 to 27% at 31 December 2013. Statement of financial position specific provisions of € 1.0 billion were held against the forborne impaired book at 31 December 2013, providing cover of 35.3%, while the income statement specific provision charge was € 0.2 billion for 2013.

*Forms an integral part of the audited financial statements
110

3.1 Credit risk – Credit profile of the loan portfolio

Forbearance – residential mortgages (continued)

Residential mortgages subject to forbearance measures by indexed loan-to-value ratios

The following table profiles the Republic of Ireland residential mortgage portfolio that was subject to forbearance measures by the indexed loan-to-value ratios at 31 December 2013 and 31 December 2012:

			2013*			2012*

	Owner-	Buy-to-let	Total	Owner-	Buy-to-let	Total
	occupier			occupier
Republic of Ireland	€ m	€ m	€ m	€ m	€ m	€ m

Less than 50%	334	74	408	313	74	387
50% - 70%	336	107	443	341	111	452
71% - 80%	230	91	321	231	86	317
81% - 90%	223	117	340	245	96	341
91% - 100%	237	142	379	274	143	417
101% - 120%	508	326	834	568	353	921
121% - 150%	614	523	1,137	796	510	1,306
Greater than 150%	470	618	1,088	776	860	1,636

Total forbearance	2,952	1,998	4,950	3,544	2,233	5,777

The degree of negative equity in the residential mortgage portfolio in the Republic of Ireland that was subject to forbearance measures at 31 December 2013 has reduced to 54% of the owner-occupier and 73% of the buy-to-let mortgages compared to 60% and 77% respectively at 31 December 2012, due primarily to the increase in property prices in 2013.

*Forms an integral part of the audited financial statements
111

Risk management – 3. Individual risk types

3.1 Credit risk – Credit profile of the loan portfolio

Republic of Ireland residential mortgages – repossessions(1)

For the purpose of the following tables, a property is considered repossessed when legal title has transferred to AIB. AIB seeks to avoid repossession through working with customers, but where agreement cannot be reached, proceeds to repossession of the property or the appointment of a fixed asset receiver, using external agents to realise the maximum value as soon as is practicable. Where the Group believes that the proceeds of sale of a repossessed property will comprise only part of the recoverable amount of the loan against which it was being held as security, the customer remains liable for the outstanding balance and the remaining loan continues to be recognised on the statement of financial position.

The number (stock) of repossessions as at 31 December 2013 and 31 December 2012 is set out below:

		2013*		2012*

	Stock of	Balance	Stock of	Balance
	repossessions	outstanding	repossessions	outstanding
		€ m		€ m

Owner-occupier	104	28	80	23
Buy-to-let	56	15	53	15

Total	160	43	133	38

(1)The number of repossessed residential properties presented relates to those held as security for residential mortgages only.

The increase in the stock of repossessed properties in 2013 relates to 119 properties repossessed in the Republic of Ireland in the period, partly offset by the disposal of 92 properties in the period and a transfer of 4 properties from the buy-to-let book to the owner-occupier book during the period. The majority of repossessions were by way of voluntary surrender or abandonment of the property.

Republic of Ireland residential mortgages – repossessions disposed of

The following table analyses the disposals of repossessed properties for the years ended 31 December 2013 and 31 December 2012:

							2013*

	Number of	Outstanding	Gross sales	Costs	Loss on		Average
	disposals	balance at	proceeds	to	sale	(1)	loan-to-
		repossession	on	sell			value at
		date	disposal				sale price %
		€ m	€ m	€ m	€ m

Owner-occupier	67	19	6	1	14		277
Buy-to-let	25	8	3	–	5		279

Total	92	27	9	1	19		278

							2012*

	Number of	Outstanding	Gross sales	Costs	Loss on		Average
	disposals	balance at	proceeds	to	sale	(1)	loan-to-
		repossession	on	sell			value at
		date	disposal				sale price %
		€ m	€ m	€ m	€ m

Owner-occupier	44	13	5	1	9		244
Buy-to-let	17	8	3	–	5		324

Total	61	21	8	1	14		269

(1)Before specific impairment provisions.

During the year ended 31 December 2013, the disposal of 92 residential properties in the Republic of Ireland, resulted in a total loss on sale of € 19 million compared to 2012 when 61 residential properties were disposed of, resulting in a total loss of € 14 million. Losses on the sale of repossessed properties are recognised in the income statement as part of the specific provision charge.

*Forms an integral part of the audited financial statements
112

3.1 Credit risk – Credit profile of the loan portfolio

United Kingdom (“UK”) residential mortgages

The following table analyses the UK residential mortgage portfolio showing impairment provisions for the years ended 31 December 2013 and 31 December 2012:

			2013*			2012*

	Owner-	Buy-to-let	Total	Owner-	Buy-to-let	Total
	occupier			occupier
Statement of financial position	€ m	€ m	€ m	€ m	€ m	€ m

Total gross residential mortgages	2,252	361	2,613	2,583	407	2,990
In arrears (>30 days past due)(1)	325	66	391	319	65	384
In arrears (>90 days past due)(1)	295	60	355	270	56	326
Of which impaired	243	52	295	230	44	274
Statement of financial position specific provisions	99	30	129	88	22	110
Statement of financial position IBNR provisions	24	3	27	61	12	73

Provision cover percentage	%	%	%	%	%	%

Specific provisions/impaired loans	40.6	58.5	43.8	38.3	50.0	40.1

Income statement	€ m	€ m	€ m	€ m	€ m	€ m

Income statement specific provisions	26	8	34	36	12	48
Income statement IBNR provisions	(8)	(35)	(43)	(28)	(2)	(30)

Total impairment provisions	18	(27)	(9)	8	10	18

(1)Includes all impaired loans whether past due or not.

The level of loans greater than 90 days in arrears and/or impaired increased to 13.6% at 31 December 2013 from 10.9% at 31 December 2012, reflecting the continued impact of the current economic climate on borrowers’ repayment capacity. Statement of financial position specific provisions of € 129 million were held at 31 December 2013 and provided cover of 44% (31 December 2012: € 110 million providing cover of 40%). IBNR statement of financial position provisions of € 27 million were held at 31 December 2013, down from € 73 million at 31 December 2012, reflecting management’s view of incurred loss in the performing book.

*Forms an integral part of the audited financial statements
113

Risk management – 3. Individual risk types

3.1 Credit risk – Credit profile of the loan portfolio

United Kingdom residential mortgages by year of origination

The following table profiles the United Kingdom total residential mortgage portfolio and impaired residential mortgage portfolio by year of origination at 31 December 2013 and 31 December 2012:

				2013*				2012*

	Total		Impaired		Total		Impaired

	Number	Balance	Number	Balance	Number	Balance	Number	Balance
United Kingdom		€ m		€ m		€ m		€ m

1996 and before	244	13	1	–	335	17	2	–
1997	53	2	–	–	62	2	–	–
1998	66	4	2	–	93	5	1	–
1999	195	9	–	–	242	12	–	–
2000	202	12	1	–	230	15	–	–
2001	2,923	86	116	4	3,285	104	126	4
2002	1,216	71	47	2	1,317	84	47	3
2003	1,753	122	117	12	1,955	145	118	13
2004	2,252	177	139	12	2,421	213	135	14
2005	3,036	292	282	29	3,218	333	268	32
2006	4,663	529	484	71	4,891	600	443	73
2007	5,194	714	656	123	5,515	820	523	102
2008	2,397	312	174	30	2,627	373	135	23
2009	1,100	111	47	10	1,205	136	32	8
2010	544	53	15	1	605	65	8	1
2011	300	26	6	1	324	32	3	1
2012	273	30	2	–	288	34	–	–
2013	401	50	–	–	–	–	–	–

Total	26,812	2,613	2,089	295	28,613	2,990	1,841	274

The majority (€ 1.8 billion or 71%) of the € 2.6 billion residential mortgage book in the UK originated between 2005 and 2008, of which 14% (€ 0.3 billion) was impaired at 31 December 2013 driven by reduced household income and increased unemployment in the last number of years, and reflecting the decrease in property prices since their peak in 2007. 19% of the residential mortgage portfolio originated before 2005 of which 6% was impaired at 31 December 2013, while the remaining 10% of the portfolio was originated since 2009 of which 4% was impaired at 31 December 2013.

*Forms an integral part of the audited financial statements
114

3.1 Credit risk – Credit profile of the loan portfolio

The property values used in the completion of the following loan-to-value tables are determined with reference to the original or most recent valuation, indexed to the Nationwide House Price Index (“HPI”) in the UK. The index for Quarter 3 2013 reported that house prices across the UK were 7% lower than their highest level in Quarter 3 2007 and reported an increase of 5% for the year to the end of Quarter 3 2013.

In Northern Ireland (which represents 73% of the UK residential mortgage portfolio), the Nationwide HPI for Quarter 3 2013 reported that house prices were 52% lower than their highest level in Quarter 3 2007 and reported an increase of 4% for the year to the end of Quarter 3 2013.

Actual and weighted average indexed loan-to-value ratios of United Kingdom residential mortgages

The following table profiles the United Kingdom residential mortgage portfolio by the indexed loan-to-value ratios and the weighted average indexed loan-to-value ratios at 31 December 2013 and 31 December 2012:

						2013*

	Owner-occupier		Buy-to-let		Total
UK	€ m	%	€ m	%	€ m	%

Less than 50%	479	21.2	60	16.6	539	20.6
50% to 70%	378	16.8	47	13.1	425	16.3
71% to 80%	212	9.4	21	5.8	233	8.9
81% to 90%	219	9.7	25	6.9	244	9.4
91% to 100%	164	7.3	20	5.5	184	7.0
101% to 120%	238	10.6	34	9.3	272	10.4
121% to 150%	249	11.1	56	15.6	305	11.7
Greater than 150%	313	13.9	98	27.2	411	15.7

Total	2,252	100.0	361	100.0	2,613	100.0
Weighted average indexed loan-to-value(1):
Stock of residential mortgages at year end		89.9		105.4		92.0
New residential mortgages issued during year		73.1		60.1		73.0
Impaired residential mortgages		118.6		151.0		123.8

						2012*

	Owner-occupier		Buy-to-let		Total
UK	€ m	%	€ m	%	€ m	%

Less than 50%	442	17.1	54	13.3	496	16.6
50% to 70%	406	15.7	59	14.7	465	15.6
71% to 80%	258	10.0	25	6.1	283	9.5
81% to 90%	261	10.1	29	7.1	290	9.7
91% to 100%	249	9.6	25	6.1	274	9.2
101% to 120%	293	11.4	34	8.3	327	10.9
121% to 150%	304	11.8	62	15.2	366	12.2
Greater than 150%	370	14.3	119	29.2	489	16.3

Total	2,583	100.0	407	100.0	2,990	100.0
Weighted average indexed loan-to-value(1):
Stock of residential mortgages at year end		93.5		111.0		95.8
New residential mortgages issued during year		67.1		–		67.1
Impaired residential mortgages		119.9		149.3		124.4

(1)Weighted average indexed loan-to-values are the individual indexed loan-to-value calculations weighted by the mortgage balance against each property.

36% of the total owner-occupier and 52% of the total buy-to-let mortgages were in negative equity at 31 December 2013, compared to 37% and 53% respectively at 31 December 2012, driven primarily by the increase in property prices in 2013, coupled with amortisation of the loan book. The weighted average indexed loan-to-value for the total residential mortgage book was 92.0% at 31 December 2013 compared to 95.8% at 31 December 2012, reflecting the increase in residential property prices in the period.

*Forms an integral part of the audited financial statements
115

Risk management – 3. Individual risk types

3.1 Credit risk – Credit profile of the loan portfolio

Loan-to-value ratios of United Kingdom residential mortgages (index linked) that were neither past due nor impaired

The following table profiles the UK residential mortgage portfolio that was neither past due nor impaired by the indexed loan-to-value ratios at 31 December 2013 and 31 December 2012:

						2013*

	Owner-occupier		Buy-to-let		Total
UK	€ m	%	€ m	%	€ m	%

Less than 50%	448	23.5	58	19.8	506	23.0
50% to 70%	341	17.9	45	15.3	386	17.5
71% to 80%	180	9.4	18	6.1	198	9.0
81% to 90%	188	9.9	18	6.3	206	9.4
91% to 100%	136	7.2	16	5.7	152	7.0
101% to 120%	202	10.6	30	10.2	232	10.5
121% to 150%	205	10.7	46	15.7	251	11.4
Greater than 150%	206	10.8	61	20.9	267	12.2

Total	1,906	100.0	292	100.0	2,198	100.0

						2012*

	Owner-occupier		Buy-to-let		Total
UK	€ m	%	€ m	%	€ m	%

Less than 50%	417	18.7	52	15.3	469	18.2
50% to 70%	373	16.7	55	16.1	428	16.6
71% to 80%	229	10.2	22	6.4	251	9.7
81% to 90%	226	10.1	21	6.4	247	9.6
91% to 100%	192	8.6	21	6.1	213	8.3
101% to 120%	258	11.5	30	8.8	288	11.2
121% to 150%	257	11.5	51	15.1	308	12.0
Greater than 150%	283	12.7	88	25.8	371	14.4

Total	2,235	100.0	340	100.0	2,575	100.0

The proportion of residential mortgages that was neither past due nor impaired and in negative equity at 31 December 2013 decreased in comparison to 31 December 2012, reflecting the increases in residential property prices in the period. 34% of residential mortgages that were neither past due nor impaired were in negative equity at 31 December 2013 compared to 38% at 31 December 2012.

*Forms an integral part of the audited financial statements
116

3.1 Credit risk – Credit profile of the loan portfolio

Loan-to-value ratios of United Kingdom residential mortgage portfolio (index linked) that were greater than 90 days past due and/or impaired

The following table profiles the UK residential mortgage portfolio that was greater than 90 days past due and/or impaired by the indexed loan-to-value ratios at 31 December 2013 and 31 December 2012:

								2013*

	Owner-occupier		Buy-to-let		Total		Total
							residential
							mortgage portfolio
United Kingdom	€ m	%	€ m	%	€ m	%	€ m	%

Less than 50%	23	8.0	1	2.0	24	6.9	539	20.6
50% to 70%	29	9.8	2	3.1	31	8.7	425	16.3
71% to 80%	24	8.3	3	4.2	27	7.6	233	8.9
81% to 90%	24	8.2	6	9.8	30	8.5	244	9.4
91% to 100%	26	8.7	2	4.1	28	8.0	184	7.0
101% to 120%	32	10.7	2	4.0	34	9.5	272	10.4
121% to 150%	39	13.1	9	15.3	48	13.4	305	11.7
Greater than 150%	98	33.2	35	57.5	133	37.4	411	15.7

Total	295	100.0	60	100.0	355	100.0	2,613	100.0

								2012*

	Owner-occupier		Buy-to-let		Total		Total
							residential
							mortgage portfolio
United Kingdom	€ m	%	€ m	%	€ m	%	€ m	%

Less than 50%	15	5.4	1	1.9	16	4.9	496	16.6
50% to 70%	22	8.2	3	5.8	25	7.7	465	15.6
71% to 80%	26	9.4	3	4.6	29	8.6	283	9.5
81% to 90%	27	10.1	7	12.4	34	10.4	290	9.7
91% to 100%	40	14.9	3	6.4	43	13.5	274	9.2
101% to 120%	29	10.7	4	6.5	33	9.8	327	10.9
121% to 150%	39	14.5	8	14.5	47	14.4	366	12.2
Greater than 150%	72	26.8	27	47.9	99	30.7	489	16.3

Total	270	100.0	56	100.0	326	100.0	2,990	100.0

The proportion of residential mortgages that was greater than 90 days past due and/or impaired and in negative equity at 31 December 2013 increased in comparison to 31 December 2012, resulting from the inclusion of unsecured residual mortgage debt in the negative equity figures.

*Forms an integral part of the audited financial statements
117

Risk management – 3. Individual risk types

3.1 Credit risk – Credit profile of the loan portfolio

Credit quality profile of United Kingdom residential mortgages

The following table profiles the asset quality of the UK residential mortgage portfolio as at 31 December 2013 and 31 December 2012:

			2013*			2012*

	Owner- occupier € m	Buy-to-let	Total	Owner- occupier € m	Buy-to-let	Total

United Kingdom		€ m	€ m		€ m	€ m

Neither past due nor impaired	1,906	292	2,198	2,235	340	2,575
Past due but not impaired	103	17	120	118	23	141
Impaired - provisions held	243	52	295	230	44	274

Gross residential mortgages	2,252	361	2,613	2,583	407	2,990
Provisions for impairment	(123)	(33)	(156)	(149)	(34)	(183)

	2,129	328	2,457	2,434	373	2,807

United Kingdom residential mortgages which were past due but not impaired

Residential mortgages are assessed for impairment if they are past due, typically for more than ninety days, or if the borrower exhibits an inability to meet its obligations to the Group based on objective evidence of loss events (“impairment triggers”) such as a request for forbearance. Loans are deemed impaired where the carrying value of the asset is shown to be in excess of the present value of future cashflows and an appropriate provision is raised. Where loans are not deemed to be impaired, they are collectively assessed as part of the IBNR provision calculation.

The following table profiles the UK residential mortgage portfolio that was past due but not impaired at 31 December 2013 and 31 December 2012:

			2013*			2012*

	Owner- occupier € m	Buy-to-let	Total	Owner- occupier € m	Buy-to-let	Total

United Kingdom		€ m	€ m		€ m	€ m

1 - 30 days	21	3	24	29	2	31
31 - 60 days	15	3	18	35	5	40
61 - 90 days	15	3	18	14	4	18
91 - 180 days	16	2	18	12	11	23
181 - 365 days	20	6	26	10	1	11
Over 365 days	16	–	16	18	–	18

Total	103	17	120	118	23	141

The amount of loans past due but not impaired at 31 December 2013 decreased in comparison to 31 December 2012, driven by a decrease in residential mortgages that were past due for less than 90 days.

United Kingdom residential mortgages which were impaired

The following table profiles the UK residential mortgage portfolio that was impaired at 31 December 2013 and 31 December 2012:

			2013*			2012*

	Owner- occupier € m	Buy-to-let	Total	Owner- occupier € m	Buy-to-let	Total

United Kingdom		€ m	€ m		€ m	€ m

Not in arrears	10	1	11	15	2	17
1 - 30 days	2	1	3	3	1	4
31 - 60 days	4	–	4	5	1	6
61 - 90 days	10	1	11	6	2	8
91 - 180 days	17	5	22	27	7	34
181 - 365 days	51	15	66	52	12	64
Over 365 days	149	29	178	122	19	141

Total impaired	243	52	295	230	44	274

Total gross residential mortgages	2,252	361	2,613	2,583	407	2,990

The pace of increase in impaired loans slowed significantly in 2013 in comparison to 2012 with an increase in impaired loans of € 21 million in 2013 compared to an increase of € 81 million in 2012, reflecting improved economic conditions and increases in residential property values in 2013.

*Forms an integral part of the audited financial statements
118

3.1 Credit risk – Credit profile of the loan portfolio

United Kingdom residential mortgages – repossessions

For the purpose of the following tables, a property is considered repossessed when legal title has transferred to AIB. Where the Group believes that the proceeds of sale of a repossessed property will comprise only part of the recoverable amount of the loan against which it was being held as security, the customer remains liable for the outstanding balance and the remaining loan continues to be recognised on the statement of financial position.

The number (stock) of repossessions as at 31 December 2013 and 31 December 2012 is set out below:

		2013*		2012*

	Stock of	Balance	Stock of	Balance
	repossessions	outstanding	repossessions	outstanding
		€ m		€ m

Owner-occupier	136	36	143	33
Buy-to-let	76	14	71	15

Total	212	50	214	48

The decrease in the stock of repossessed properties in 2013 relates to the disposal of 205 properties in the period and the removal of 8 properties from the stock following the clearance of arrears on the related mortgages, partly off-set by 211 properties repossessed.

The disposal of 205 repossessed properties in 2013 resulted in a loss on disposal of € 24 million (31 December 2012: disposal of 98 properties resulting in a loss on disposal of € 10 million). Losses on the sale of repossessed properties are recognised in the income statement as part of the specific provision charge.

*Forms an integral part of the audited financial statements
119

Risk management – 3. Individual risk types

3.1 Credit risk – credit profile of the loan portfolio

Loans and receivables to customers – Other personal lending

The following table analyses other personal lending by segment showing asset quality and impairment provisions for the years ended 31 December 2013 and 31 December 2012:

				2013*				2012

	DCB	AIB UK	FSG	Total	DCB	AIB UK	FSG	Total
	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Analysed as to asset quality
Satisfactory	1,909	259	57	2,225	2,082	284	140	2,506
Watch	169	46	41	256	191	36	96	323
Vulnerable	132	50	205	387	34	38	366	438
Impaired	108	77	1,238	1,423	15	38	1,378	1,431
Total criticised loans	409	173	1,484	2,066	240	112	1,840	2,192

Total gross loans and receivables	2,318	432	1,541	4,291	2,322	396	1,980	4,698

Total loans percentage	%	%	%	%	%	%	%	%

Criticised loans/total loans	18	40	96	48	10	28	93	47
Impaired loans/total loans	5	18	80	33	1	10	70	30

Impairment provisions – statement of financial position	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Specific	75	54	963	1,092	15	27	1,022	1,064
IBNR	29	3	23	55	22	11	42	75

Total impairment provisions	104	57	986	1,147	37	38	1,064	1,139

Provision cover percentage	%	%	%	%	%	%	%	%

Specific provisions/impaired loans	69	70	78	77	100	71	74	74
Total provisions/impaired loans	96	74	80	81	247	100	77	80
Total provisions/total loans	4	13	64	27	2	10	54	24

Income statement – impairment charge	€ m	€ m	€ m	€ m				€ m

Specific	41	3	103	147				303
IBNR	6	(9)	(19)	(22)				(84)

Total impairment charge	47	(6)	84	125				219

	%	%	%	%				%

Impairment charge/average loans	1.99	(1.29)	5.08	2.83				4.37

The other personal lending portfolio at € 4.3 billion has reduced by € 0.4 billion in the period and comprises € 3.4 billion in loans and overdrafts and € 0.9 billion in credit card facilities. Personal lending loans have continued to reduce, reflecting accelerated repayments and subdued demand for new loans and other credit facilities.

Reductions in the portfolio are evident across all credit quality bands, however, the level of impaired loans have not reduced at the same level as the entire portfolio. At 31 December 2013, € 2.1 billion or 48% of the portfolio is criticised of which impaired loans amount to € 1.4 billion (31 December 2012: € 2.2 billion or 47% and € 1.4 billion).

The Group has statement of financial position specific provisions of € 1.1 billion providing cover on impaired loans of 77% (31 December 2012: € 1.1 billion or 74%) and a further € 0.1 billion in IBNR provisions representing 1.9% of performing loans (31 December 2012: € 0.1 billion or 2.3%). IBNR levels have reduced since 2012 reflecting the reduced level of performing loans in the portfolio and management judgement of reduced loss within the portfolio.

The income statement provision charge for the period to 31 December 2013 was € 125 million or 2.83% of average customer loans, compared with € 219 million or 4.37% in the full year to 31 December 2012. While the provision charge has reduced since 2012, personal borrowers continue to be impacted by reduced incomes and high levels of personal debt. The reduction in impairment charge reflects an indication of improvement in the sector however, the sector is fragile and challenges remain.

*Forms an integral part of the audited financial statements
120

3.1 Credit risk – Credit profile of the loan portfolio

Loans and receivables to customers – Property and construction

The following table analyses property and construction lending by segment showing asset quality and impairment provisions for the years ended 31 December 2013 and 31 December 2012:

	2013*				2012

	DCB € m	AIB UK € m	FSG € m	Total € m	DCB € m	AIB UK € m	FSG € m	Total € m

Investment
Commercial investment	2,187	2,323	6,030	10,540	2,320	1,290	8,449	12,059
Residential investment	281	781	1,380	2,442	349	490	2,045	2,884
	2,468	3,104	7,410	12,982	2,669	1,780	10,494	14,943
Land and development
Commercial development	133	184	1,050	1,367	124	45	1,280	1,449
Residential development	105	1,338	3,087	4,530	110	422	4,461	4,993
	238	1,522	4,137	5,897	234	467	5,741	6,442
Contractors	66	155	183	404	70	135	241	446
Housing associations	–	427	–	427	–	95	325	420

Total gross loans and receivables	2,772	5,208	11,730	19,710	2,973	2,477	16,801	22,251

Analysed as to asset quality
Satisfactory	1,714	1,398	470	3,582	2,131	1,220	1,803	5,154
Watch	383	788	472	1,643	467	529	642	1,638
Vulnerable	255	534	542	1,331	93	400	1,162	1,655
Impaired	420	2,488	10,246	13,154	282	328	13,194	13,804
Total criticised loans	1,058	3,810	11,260	16,128	842	1,257	14,998	17,097

Total loans percentage	%	%	%	%	%	%	%	%

Criticised loans/total loans	38	73	96	82	28	51	89	77
Impaired loans/total loans	15	48	87	67	9	13	79	62

Impairment provisions – statement of financial position	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Specific	149	1,459	6,506	8,114	121	141	7,419	7,681
IBNR	123	80	121	324	80	45	298	423

Total impairment provisions	272	1,539	6,627	8,438	201	186	7,717	8,104

Provision cover percentage	%	%	%	%	%	%	%	%

Specific provisions/impaired loans	35	59	63	62	43	43	56	56
Total provisions/impaired loans	65	62	65	64	71	57	58	59
Total provisions/total loans	10	30	56	43	7	8	46	36

Income statement – impairment charge	€ m	€ m	€ m	€ m				€ m

Specific	62	150	605	817				1,440
IBNR	3	(19)	(77)	(93)				(659)

Total impairment charge	65	131	528	724				781

	%	%	%	%				%

Impairment charge/average loans	1.93	2.39	4.39	3.47				3.30

*Forms an integral part of the audited financial statements
121

Risk management – 3. Individual risk types

3.1 Credit risk – Credit profile of the loan portfolio

Loans and receivables to customers – Property and construction (continued)

The property and construction sector amounted to 24% of total loans and receivables, or 17% of loans and receivables less provisions. The portfolio is comprised of 66% investment loans (€ 13.0 billion), 30% land and development loans (€ 5.9 billion) and 4% other property and construction loans (€ 0.8 billion). It is geographically split 74% in the Republic of Ireland and 26% United Kingdom.

This sector continues to be challenging, particularly in Ireland. However, there are signs that the commercial market in Ireland is recovering from very depressed activity levels, with transactional activity in all sectors up year-on-year. The improvement in demand is observed particularly in prime locations with activity levels in secondary locations remaining low. This continues to have an impact on the credit quality of the portfolio which remains regionally focussed within Ireland with real estate asset locations that are largely secondary and tertiary in nature. Conditions in the UK have improved during 2013, however, the market has become segmented between London delivering strong returns but with the rest of UK remaining weak.

Credit quality within the portfolio is stabilising, with the level of criticised loans reducing from € 17.1 billion at 31 December 2012 to € 16.1 billion at 31 December 2013 due to asset sales, write-offs and repayments. This is partly off-set by continued movement of loans into the criticised grades, albeit at a reduced rate.

Impaired loans amounted to € 13.2 billion or 67% of the portfolio (31 December 2012: € 13.8 billion or 62%). The rate of new impairment decreased significantly during 2013 reflecting the improved market dynamics and the fact that 67% of this portfolio is already impaired. The specific provision cover increased from 56% to 62% in 2013, due to increased provisions for some cases in secondary locations and debt repayments.

The specific impairment charge on the property and construction loan portfolio reduced by 43% to € 0.8 billion or 3.47% of average customer loans for the year ended 31 December 2013. There was an IBNR release of € 0.1 billion in 2013 compared to € 0.7 billion in 2012, reflecting the higher level of credit process catch-up completed in 2012.

Investment

Property investment loans amounted to € 13.0 billion at 31 December 2013 (31 December 2012: € 14.9 billion) of which € 10.5 billion related to commercial investment. The reduction in the portfolio was largely as a result of asset sales in the portfolio along with amortisation and repayments of debt. € 8.6 billion of the investment property portfolio related to loans for the purchase of property in the Republic of Ireland, € 4.1 billion in the United Kingdom, € 0.1 billion in the United States of America and € 0.2 billion in other geographical locations.

There has been an improvement in investment and occupation rates in the office, retail and industrial sectors and some uplift in prime rental and capital values during 2013. The majority of investment activity remains focussed on the capital and in particular Dublin city where there has been an increase in the volume of properties becoming available for sale. Foreign direct investment has also fuelled activity in the Dublin office sector resulting in prime headline office rents in Dublin increasing. The stabilisation of the Dublin residential market has attracted increased interest from investors, most notably overseas investors. Outside of Dublin, investment activity has been limited. The retail sector continues to struggle with rental values decreasing in the last 12 months. Retail landlords and investors across the sector have faced significant decreases in rental values in the last few years. Although rents now appear stable for prime units, further rental pressure for non-prime units is expected. These have all contributed to continued elevated impairment charges in the investment property portfolio. In assessing impairment provisions, allowance is taken for the Group’s greater proportion of secondary real estate assets. Consequently a steeper fall in real estate prices, compared to the general market index expectations, is used to calculate impairment provisions.

€ 10.2 billion or 78% of the investment property portfolio was criticised at 31 December 2013 compared with € 10.6 billion or 71% at 31 December 2012. Included in criticised loans were € 7.6 billion of loans which were impaired (31 December 2012: € 8.0 billion) on which the Group had € 3.9 billion in statement of financial position specific provisions, providing cover of 51% (31 December 2012: € 3.4 billion or 42%). Total provisions as a percentage of total loans are 32%, up from 25% at December 2012 for this sector. The impairment charge on the investment property element of the property and construction portfolio was € 465 million or 3.39% of average property investment customer loans compared with € 420 million or 2.64% in the year to 31 December 2012, with the increase due to a reduced writeback of IBNR provisions.

3.1 Credit risk – Credit profile of the loan portfolio

Loans and receivables to customers – Property and construction (continued)

Land and Development

At 31 December 2013, Group land and development loans amounted to € 5.9 billion (31 December 2012: € 6.4 billion). € 4.4 billion of this portfolio related to loans in the Republic of Ireland and € 1.5 billion in the United Kingdom.

There is improved demand for sites in Dublin, fuelled by the imbalance between supply and demand in the Dublin housing market and signs of growth in the Dublin office sector alongside improvements in Dublin rents. Demand for well-located sites, particularly those with planning permission has risen significantly. There continues to be little demand for development land outside Dublin. Development land values have reverted to agricultural values in some locations where the possibility of development in the medium term is remote.

€ 5.6 billion of the land and development portfolio was criticised at 31 December 2013 (31 December 2012: € 6.2 billion), including € 5.3 billion of loans which were impaired (31 December 2012: € 5.6 billion) on which the Group had € 4.1 billion in statement of financial position specific provisions providing cover of 77% (31 December 2012: 74%). The impairment charge for the period to 31 December 2013 was € 239 million or 3.84% of average land and development customer loans compared with € 334 million or 4.9% for the full year to December 2012.

There was also an income statement provision charge of € 18 million for other property and construction exposures, comprising a specific charge of € 20 million for contractors and a release of IBNR provision of € 2 million relating to contractors and housing associations.

Please note: during 2013, an internal portfolio re-allocation between FSG and UK occurred where assets were transferred which were valued at € 2.4 billion as at December 2013 (December 2012: € 3.0 billion).

Risk management – 3. Individual risk types

3.1 Credit risk – Credit profile of the loan portfolio

Loans and receivables to customers – SME/other commercial lending

The following table analyses SME/other commercial lending by segment showing asset quality and impairment provisions for the years ended 31 December 2013 and 31 December 2012:

				2013*				2012

	DCB € m	AIB UK € m	FSG € m	Total € m	DCB € m	AIB UK € m	FSG € m	Total € m

Agriculture	1,133	58	528	1,719	1,084	43	595	1,722
Distribution:
Hotels	355	870	946	2,171	320	647	1,657	2,624
Licensed premises	240	154	638	1,032	248	46	830	1,124
Retail/Wholesale	914	226	1,189	2,329	962	201	1,277	2,440
Other distribution	82	22	105	209	86	9	120	215
	1,591	1,272	2,878	5,741	1,616	903	3,884	6,403
Other services	1,196	2,414	828	4,438	1,260	1,845	1,865	4,970
Other	717	558	606	1,881	1,014	407	729	2,150

Total gross loans and receivables	4,637	4,302	4,840	13,779	4,974	3,198	7,073	15,245

Analysed as to asset quality
Satisfactory	3,407	2,792	230	6,429	4,035	2,189	852	7,076
Watch	748	472	133	1,353	814	472	187	1,473
Vulnerable	273	323	626	1,222	83	203	1,162	1,448
Impaired	209	715	3,851	4,775	42	334	4,872	5,248
Total criticised loans	1,230	1,510	4,610	7,350	939	1,009	6,221	8,169

Total loans percentage	%	%	%	%	%	%	%	%

Criticised loans/total loans	27	35	95	53	19	32	88	54
Impaired loans/total loans	5	17	80	35	1	10	69	34

Impairment provisions –statement of financial position	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Specific	101	375	2,655	3,131	38	164	3,054	3,256
IBNR	51	22	35	108	72	28	140	240

Total impairment provisions	152	397	2,690	3,239	110	192	3,194	3,496

Provision cover percentage	%	%	%	%	%	%	%	%

Specific provisions/impaired loans	48	52	69	66	90	49	63	62
Total provisions/impaired loans	73	56	70	68	262	58	66	67
Total provisions/total loans	3	9	56	24	2	6	45	23

Income statement – impairment charge	€ m	€ m	€ m	€ m				€ m

Specific	74	26	249	349				722
IBNR	(21)	(17)	(90)	(128)				(205)

Total impairment charge	53	9	159	221				517

	%	%	%	%				%

Impairment charge/average loans	1.10	0.20	3.19	1.55				3.26

*Forms an integral part of the audited financial statements
124

3.1 Credit risk – credit profile of the loan portfolio

Loans and receivables to customers – SME/other commercial lending (continued)

The SME / other commercial lending portfolio amounted to 17% of total loans and receivables, or 16% of loans and receivables less provisions. The geographical split is 69% of advances in the Republic of Ireland and the remaining 31% in the United Kingdom. Loans and receivables in this sector reduced by € 1.5 billion from €15.2 billion as at 31 December 2012, driven by amortisation of debt, asset sales and write-offs.

The SME portfolio in both Ireland and the United Kingdom is concentrated in sub-sectors which are reliant on the domestic economies The improved economic environment has resulted in some sectors which had suffered major job losses in the recession now seeing job growth, particularly in the manufacturing, hospitality and agriculture sectors. Challenging economic conditions and the level of indebtedness in the sector has resulted in many SMEs experiencing difficulty in managing the finances of their businesses. Some of this indebtedness in Ireland is related to property investments. Consequently, AIB is engaged in restructuring existing facilities where necessary in order to sustain viable businesses.

The distribution sub-sector comprises 42% of the portfolio and is split between hotels, licensed premises and retail. The hotel and licensed premises sectors are showing some improvement due to higher tourist numbers, increased consumer confidence and an improving employment market. Many retailers continue to find trading conditions challenging, with cost pressures a key concern. The agriculture sub-sector (12% of the portfolio) has benefited from positive prices in 2013 but has experienced challenges due to increased costs and adverse weather. The other services sub-sector comprises 32% of the portfolio and includes businesses such as business administration, community, social and personal services and health care.

Credit quality within the portfolio is stabilising due to the improved economic environment, with the level of criticised loans reducing from € 8.2 billion to € 7.4 billion due to asset sales, write-offs and repayments. This is partly off-set by continued movement of loans into the criticised grades, albeit at a reduced rate. Within criticised loans, impaired loans amounted to € 4.8 billion, a reduction of 9% from 31 December 2012. The specific provision cover increased from 62% to 66% in 2013, due to increased provisions for some loans and debt repayments.

The income statement provision charge for the year to 31 December 2013 was € 221 million or 1.55% of average customer loans compared with € 517 million or 3.26% to 31 December 2012.

At 31 December 2012, the Group had IBNR provisions of € 240 million, informed by a number of factors including the level of arrears and the levels of stress in the portfolios. Specific provisions were raised during 2013 which together with the reduction in the performing portfolio of € 1 billion, resulted in a reduction of € 132 million in the required level of IBNR provisions to € 108 million.

Risk management – 3. Individual risk types

3.1 Credit risk – credit profile of the loan portfolio

Loans and receivables to customers – Corporate lending

The following table analyses corporate lending showing asset quality and impairment provisions for the years ended 31 December 2013 and 31 December 2012:

				2013*				2012

	DCB	AIB UK	FSG	Total	DCB	AIB UK	FSG	Total
	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Satisfactory	2,686	772	53	3,511	2,885	–	1,185	4,070
Watch	99	6	–	105	100	–	35	135
Vulnerable	137	23	55	215	129	–	20	149
Impaired	346	104	26	476	161	–	642	803
Total criticised loans	582	133	81	796	390	–	697	1,087

Total gross loans and receivables	3,268	905	134	4,307	3,275	–	1,882	5,157

Total loans percentage	%	%	%	%	%	%	%	%

Criticised loans/total loans	18	15	60	18	12	–	37	21
Impaired loans/total loans	11	11	19	11	5	–	34	16

Impairment provisions – statement of financial position	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Specific	153	53	22	228	112	–	373	485
IBNR	79	–	–	79	85	–	13	98

Total impairment provisions	232	53	22	307	197	–	386	583
Provision cover percentage	%	%	%	%	%	%	%	%

Specific provisions/impaired loans	44	51	85	48	70	–	58	60
Total provisions/impaired loans	67	51	85	64	122	–	60	73
Total provisions/total loans	7	6	16	7	6	–	21	11

Income statement – impairment charge	€ m	€ m	€ m	€ m				€ m

Specific	12	41	(4)	49				172
IBNR	(6)	–	(13)	(19)				(5)

Total impairment charge	6	41	(17)	30				167

	%	%	%	%				%

Impairment charge/average loans	0.18	3.67	(9.02)	0.63				2.63

The corporate portfolio amounted to € 4.3 billion at 31 December 2013 compared with € 5.2 billion at 31 December 2012. The reduction largely reflects sales of assets along with accelerated scheduled repayments and amortisation.

Corporate loans and receivables continue to perform better than the remainder of the portfolio due to less reliance on the domestic market, and on the property market.

The income statement provision charge for the period to 31 December 2013 was € 30 million or 0.63% of average customer loans (31 December 2012: € 167 million or 2.63%). The reduced provision charge was due to a lower level of large corporate credit defaults compared with 2012, combined with higher recoveries in 2013. The provision cover for impaired loans has decreased from 60% to 48% due to the sale of assets with higher cover.

*Forms an integral part of the audited financial statements
126

3.1 Credit risk – credit profile of the loan portfolio

Credit ratings*

Internal credit ratings

The Group uses various rating tools in managing its credit risk. The Risk management section of this report (pages 71 and 72) highlights the role of rating tools in identifying and managing loans including those of lower credit quality. These lower credit quality loans are referred to as ‘Criticised loans’ and include Watch, Vulnerable and Impaired, and which are defined below.

For reporting purposes loans and receivables to customers are categorised into:

–	(i)	Neither past due nor impaired;
–	(ii)	Past due but not impaired; and
–	(iii)	Impaired.

Neither past due nor impaired are those loans that are neither contractually past due and/or have not been categorised as impaired by the Group.

Past due but not impaired are those loans where a contractually due payment has not been made. ‘Past due days’ is a term used to describe the cumulative number of days a missed payment is overdue. In the case of instalment type facilities, days past due arise once an approved limit has been exceeded.

This category can also include an element of facilities where negotiation with the borrower on new terms and conditions has not yet concluded to fulfilment while the original loan facility remains outside its original terms. When a facility is past due, the entire exposure is reported as past due, not just the amount of any excess or arrears.

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

Loans that are neither past due nor impaired are further classified into ‘Good Upper, Good Lower, Watch and Vulnerable’, which are described as follows:

Good Upper: Strong credit with no weakness evident. Typically includes elements of the residential mortgages portfolio combined with strong corporate and commercial lending.

Good Lower: Satisfactory credit with no weakness evident. Typically includes new business written and existing satisfactorily performing exposures across all portfolios.

Watch: The credit is exhibiting weakness but with the expectation that existing debt can be fully repaid from normal cash flows.

Vulnerable: Credit where repayment is in jeopardy from normal cash flows and may be dependent on other sources.

*Forms an integral part of the audited financial statements
127

Risk management – 3. Individual risk types

3.1 Credit risk – credit profile of the loan portfolio

Credit ratings* (continued)

Internal credit ratings of loans and receivables to customers

The internal credit ratings profile of loans and receivables to customers by asset class at 31 December 2013 and 31 December 2012 is as follows:

						2013

	Residential	Other	Property and	SME/other	Corporate	Total
	mortgages	personal	construction	commercial
	€ m	€ m	€ m	€ m	€ m	€ m

Neither past due nor impaired
Good upper	13,070	190	153	83	696	14,192
Good lower	12,148	1,915	3,295	6,211	2,793	26,362
Watch	2,776	207	1,538	1,243	105	5,869
Vulnerable	1,694	223	912	905	197	3,931

Total	29,688	2,535	5,898	8,442	3,791	50,354

Past due but not impaired
Good upper	10	2	–	1	2	15
Good lower	65	118	134	134	20	471
Watch	653	49	105	110	–	917
Vulnerable	1,265	164	419	317	18	2,183

Total	1,993	333	658	562	40	3,586

Total impaired	9,083	1,423	13,154	4,775	476	28,911

Total gross loans and receivables	40,764	4,291	19,710	13,779	4,307	82,851

Unearned income						(101)
Deferred costs						74
Impairment provisions						(17,083)

Total						65,741

						2012

	Residential	Other	Property and	SME/other	Corporate	Total
	mortgages	personal	construction	commercial
	€ m	€ m	€ m	€ m	€ m	€ m

Neither past due nor impaired
Good upper	10,655	884	76	136	948	12,699
Good lower	17,064	1,485	4,852	6,754	3,102	33,257
Watch	2,747	241	1,413	1,335	135	5,871
Vulnerable	1,852	292	1,213	1,084	149	4,590

Total	32,318	2,902	7,554	9,309	4,334	56,417

Past due but not impaired
Good upper	158	40	–	2	–	200
Good lower	518	97	226	164	20	1,025
Watch	704	82	225	158	–	1,169
Vulnerable	693	146	442	364	–	1,645

Total	2,073	365	893	688	20	4,039

Total impaired	8,130	1,431	13,804	5,248	803	29,416

Total gross loans and receivables	42,521	4,698	22,251	15,245	5,157	89,872

Unearned income						(108)
Deferred costs						89
Impairment provisions						(16,528)

Total						73,325

There was a recalibration of one of the key residential mortgage grading models in 2013 which introduced more recent loss history and behavioural data into its calculation. This has resulted in a shift in the grade profile, as evidenced in the table above, and which has resulted in the upgrade of certain ‘good’ mortgages and the down grade of certain ‘weaker’ mortgages (2012 comparatives: unaudited).

*Forms an integral part of the audited financial statements
128

3.1 Credit risk – credit profile of the loan portfolio

Credit ratings* (continued)

External credit ratings of financial assets

The external credit ratings profile of loans and receivables to banks, NAMA senior bonds, trading portfolio financial assets (excluding equity securities) and financial investments available for sale (excluding equity shares) at 31 December 2013 and 31 December 2012 is as follows:

						2013

	Bank	Corporate	Sovereign		Other	Total
	€ m	€ m	€ m		€ m	€ m

AAA/AA	3,408	–	5,417		304	9,129
A	1,564	–	–		133	1,697
BBB+/BBB/BBB-	718	14	26,171	(1)	85	26,988
Sub investment	–	–	6		14	20
Unrated	63	1	–		–	64

Total	5,753	15	31,594	(2)	536	37,898

						2012

	Bank	Corporate	Sovereign		Other	Total
	€ m	€ m	€ m		€ m	€ m

AAA/AA	2,452	3	3,881		583	6,919
A	2,347	15	221		223	2,806
BBB+/BBB/BBB-	1,167	60	24,995	(1)	79	26,301
Sub investment	103	99	26		79	307
Unrated	76	115	–		–	191

Total	6,145	292	29,123	(2)	964	36,524

(1) Includes NAMA senior bonds which do not have an external credit rating and to which the Group has attributed a rating of BBB+ (31 December 2012: BBB+) ie the external rating of the Sovereign.

(2) Includes supranational banks and government agencies.

*Forms an integral part of the audited financial statements
129

Risk management – 3. Individual risk types

3.1 Credit risk – credit profile of the loan portfolio

Leveraged debt by geographic location and industry sector

Leveraged lending (including the financing of management buy-outs, buy-ins and private equity buy-outs) is conducted primarily through specialist lending teams. The leveraged loan book is held as part of the loans and receivables to customers portfolio. Specific impairment provisions of € 0.5 million (31 December 2012: € 34 million) are currently held against impaired exposures of € 14 million (31 December 2012: € 72 million). The unfunded element below includes off-balance sheet facilities and the undrawn element of facility commitments.

The portfolio continues to reduce, in large part due to AIB’s deleveraging.

		2013		2012

	Funded	Unfunded	Funded	Unfunded
Leveraged debt by geographic location*	€ m	€ m	€ m	€ m

United Kingdom	44	3	84	24
Rest of Europe	20	1	39	4
United States of America	271	21	325	50
Rest of the World	–	–	31	–

	335	25	479	78

	2013	2012

Funded leveraged debt by industry sector*	€ m	€ m

Agriculture	–	–
Property and construction	–	–
Distribution	40	91
Energy	–	29
Financial	11	5
Manufacturing	78	158
Transport	83	14
Other services	122	182

	334	479

Large exposures (including disposal groups and non-current assets held for sale)

AIB’s Group Large Exposure Policy sets out maximum exposure limits to, or on behalf of, a customer or a group of connected customers.

At 31 December 2013, the Group’s top 50 exposures amounted to € 7.5 billion, and accounted for 9.1% (€ 9.3 billion and 10.4% at 31 December 2012) of the Group’s on-balance sheet total gross loans and receivables to customers. No single customer exposure exceeded regulatory guidelines. In addition, the Group holds NAMA senior bonds amounting to € 15.6 billion (31 December 2012: € 17.4 billion).

*Forms an integral part of the audited financial statements.
130

Risk management – 3. Individual risk types

3.1 Credit risk – Analysis of credit risk – 5 year summaries

This section sets out 5 year summaries as required for the Securities and Exchange Commission (“SEC”) reporting as follows:

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

Other than property and construction in Ireland (17.6%) and residential mortgages in Ireland (46.1%), as at 31 December 2013, no one industry or loan category, in any geographic market accounts for more than 10% of AIB Group’s total loan portfolio.

The following table shows the gross loan and receivables to customers portfolio by geography and industry sector at 31 December 2013, 2012, 2011, 2010 and 2009 excluding in 2010 and 2009 those held for sale to NAMA which are analysed on page 148.

	2013	2012	2011		2010	2010	2009

	€ m	€ m	€ m		Continuing operations € m	Discontinued operations € m	€ m

IRELAND
Agriculture	1,740	1,727	1,810		1,939	–	2,015
Energy	259	326	431		686	–	844
Manufacturing	1,167	1,271	1,563		2,617	–	3,108
Property and construction	14,589	15,983	17,222		17,246	–	15,930
Distribution	5,254	5,839	6,391		7,626	–	8,182
Transport	775	538	614		809	–	979
Financial	470	592	1,048		1,368	–	1,403
Other services	2,912	3,093	3,276		4,080	–	4,700
Personal – Residential mortgages	38,151	39,486	41,847	(1)	27,290	–	27,818
– Other	3,858	4,223	4,755		5,349	–	6,242
Lease financing	360	457	544		764	–	922

	69,535	73,535	79,501		69,774	–	72,143

UNITED KINGDOM
Agriculture	58	54	58		67	–	120
Energy	23	118	250		304	–	292
Manufacturing	336	350	486		843	–	1,193
Property and construction	5,121	6,228	6,938		7,430	–	7,068
Distribution	1,616	1,950	2,109		2,439	–	2,639
Transport	188	614	683		749	–	601
Financial	174	190	320		525	–	696
Other services	2,646	3,050	3,474		4,523	–	4,936
Personal – Residential mortgages	2,613	3,035	3,325		3,534	–	3,635
– Other	433	475	566		672	–	861
Lease financing	–	–	–		8	–	48

	13,208	16,064	18,209		21,094	–	22,089

UNITED STATES OF AMERICA
Agriculture	–	–	–		–	–	3
Energy	5	19	41		201	–	435
Manufacturing	–	4	12		60	–	161
Property and construction	–	40	218		732	–	904
Distribution	–	1	14		122	–	162
Transport	–	22	32		73	–	69
Financial	4	3	–		29	–	54
Other services	99	184	271		751	–	753

	108	273	588		1,968	–	2,541

(1)The significant increase in residential mortgages in Ireland in 2011 compared with 2010 reflects the EBS portfolio which was acquired by AIB in July 2011.

*Forms an integral part of the audited financial statements
132

3.1 Credit risk – Analysis of credit risk – 5 year summaries

Loans and receivables to customer portfolios by geography and industry sector* (continued)

	2013		2012		2011		2010		2010	2009

	€ m		€ m		€ m		Continuing operations € m		Discontinued operations € m	€ m

POLAND
Agriculture	–		–		–		–		133	126
Energy	–		–		–		–		70	86
Manufacturing	–		–		–		–		978	1,024
Property and construction	–		–		–		–		2,542	2,852
Distribution	–		–		–		–		837	804
Transport	–		–		–		–		81	83
Financial	–		–		–		–		125	143
Other services	–		–		–		–		318	322
Personal – Residential mortgages	–		–		–		–		1,821	1,538
– Other	–		–		–		–		1,051	1,039
Lease financing	–		–		–		–		685	711

	–		–		–		–		8,641	8,728

REST OF WORLD	–		–		389		1,042		–	1,106

Total gross loans to customers	82,851	(1)	89,872	(1)	98,687	(1)	93,878	(2)	8,641	106,607
Unearned income	(101)		(108)		(125)		(167)		(67)	(279)
Deferred costs	74		89		103		–		–	–
Provisions for impairment	(17,083)		(16,528)		(14,941)		(7,299)		(344)	(2,987)

Total loans and receivables	65,741		73,325		83,724		86,412		8,230	103,341

(1)Includes € 28 million (2012: € 475 million; 2011: € 1,195 million) in loans and receivables to customers that relate to ‘Disposal groups and non-current assets held for sale’.

(2)Includes € 74 million relating to AmCredit which was held within ‘Disposal groups and non-current assets held for sale’.

*Forms an integral part of the audited financial statements
133

Risk management – 3. Individual risk types

3.1 Credit risk – Analysis of credit risk – 5 year summaries

Percentages of loans and receivables to customers by geography and industry sector

The following table shows the percentages of loans and receivables to customers by geography and industry sector at 31 December 2013, 2012, 2011, 2010 and 2009, excluding in 2010 and 2009 those held for sale to NAMA but including, in 2010, those within disposal groups and non-currents assets held for sale, that were not classified as discontinued operations (0.1%, Rest of World).

	2013	2012	2011	2010	2010	2009

	%	%	%	Continuing operations %	Discontinued operations %	%

IRELAND
Agriculture	2.1	1.9	1.8	1.9	–	1.9
Energy	0.3	0.4	0.4	0.7	–	0.8
Manufacturing	1.4	1.4	1.6	2.6	–	2.9
Property and construction	17.6	17.8	17.5	16.8	–	14.9
Distribution	6.3	6.5	6.5	7.4	–	7.7
Transport	0.9	0.6	0.6	0.8	–	0.9
Financial	0.6	0.7	1.1	1.3	–	1.3
Other services	3.5	3.5	3.3	4.0	–	4.4
Personal – Residential mortgages	46.1	43.9	42.4	26.6	–	26.1
– Other	4.7	4.7	4.8	5.2	–	5.9
Lease financing	0.4	0.5	0.6	0.7	–	0.9

	83.9	81.9	80.6	68.0	–	67.7

UNITED KINGDOM
Agriculture	0.1	0.1	0.1	0.1	–	0.1
Energy	–	0.1	0.3	0.3	–	0.3
Manufacturing	0.4	0.4	0.5	0.8	–	1.1
Property and construction	6.2	6.9	7.0	7.3	–	6.6
Distribution	2.0	2.2	2.1	2.4	–	2.5
Transport	0.2	0.7	0.7	0.7	–	0.6
Financial	0.2	0.2	0.3	0.5	–	0.7
Other services	3.2	3.3	3.5	4.4	–	4.6
Personal – Residential mortgages	3.2	3.4	3.4	3.4	–	3.4
– Other	0.5	0.5	0.6	0.7	–	0.8

	16.0	17.8	18.5	20.6	–	20.7

UNITED STATES OF AMERICA
Energy	–	–	–	0.2	–	0.3
Manufacturing	–	–	–	0.1	–	0.2
Property and construction	–	0.1	0.2	0.7	–	0.8
Distribution	–	–	–	0.1	–	0.2
Transport	–	–	–	0.1	–	0.1
Financial	–	–	–	–	–	0.1
Other services	0.1	0.2	0.3	0.7	–	0.7

	0.1	0.3	0.5	1.9	–	2.4

POLAND
Agriculture	–	–	–	–	0.1	0.1
Energy	–	–	–	–	0.1	0.1
Manufacturing	–	–	–	–	1.0	1.0
Property and construction	–	–	–	–	2.5	2.7
Distribution	–	–	–	–	0.8	0.7
Transport	–	–	–	–	0.1	0.1
Financial	–	–	–	–	0.1	0.1
Other services	–	–	–	–	0.3	0.3
Personal – Residential mortgages	–	–	–	–	1.8	1.4
– Other	–	–	–	–	1.0	1.0
Lease financing	–	–	–	–	0.7	0.7

	–	–	–	–	8.5	8.2

REST OF WORLD	–	–	0.4	1.0	–	1.0

Total loans	100.0	100.0	100.0	91.5	8.5	100.0

3.1 Credit risk – Analysis of credit risk – 5 year summaries

Risk elements in lending

AIB’s loan control and review procedures generally do not include the classification of loans as non-accrual, accruing past due, restructured and potential problem loans, as defined by the SEC. Management has, however, set out in the following table the amount of loans, (including, in the case of 2010 and 2009, those held for sale to NAMA and in 2010 those within discontinued operations)(2), at 31 December, without giving effect to available security and before deduction of provisions, using the SEC’s classification:

	2013 € m	2012 € m	2011 € m	2010 € m	2009 € m

Loans accounted for on non-accrual basis(1)
Ireland	25,319	24,719	21,047	10,215	14,922
United Kingdom	3,576	4,641	3,725	2,524	1,944
United States of America	16	56	49	75	42
Poland(2)	–	–	–	587	477
Rest of World	–	–	12	68	68

	28,911	29,416	24,833	13,469	17,453

Accruing loans which are contractually past due 90 days or more as to principal or interest
Ireland	1,046	1,190	1,371	1,768	815
United Kingdom	121	162	74	59	83
United States of America	–	–	–	29	–
Poland(2)	–	–	–	3	4

	1,167	1,352	1,445	1,859	902

Restructured loans not included above(3)	99	55	75	233	140
Other real estate and other assets owned	–	–	17	12	10

(1)These figures represent AIB’s impaired loans before provisions. Total interest income that would have been recorded during the year ended 31 December 2013 had interest on gross impaired loans been included in income amounted to € 763 million (2012: € 771 million; 2011: € 528 million; 2010: € 462 million; 2009: € 235 million) - € 661 million for Ireland, € 102 million for the United Kingdom and Nil for the United States. Of the total figure of € 763 million above, € 373 million (2012: € 392 million; 2011: € 236 million; 2010: € 296 million; 2009: € 172 million) was included in income for the year ended 31 December 2013 for interest on impaired loans (net of provisions).

(2)For 2010, Poland is classified as a discontinued operation.

(3)In certain circumstances as part of a loan restructure, AIB will convert part of the debt to equity and if the residual loan is viable will reclassify this residual debt as performing. The restructured loans figure above solely relates to the residual loan element of these restructures which is deemed to be performing (i.e. non impaired) following the restructure event. The value of equity held in the statement of financial position as at 31 December 2013 from such transactions was € 6 million (2012: € 19 million) and the amount of debt resulting from such transactions and held in performing grades was € 27 million (2012: € 9 million ).

AIB generally expects that loans, where known information about possible credit problems causes management to have serious doubt as to the ability of borrowers to comply with loan repayment terms, would be included under its definition of impaired loans and would therefore have been reported in the above table.

In AIB loans are typically reported as impaired when interest thereon is 90 days or more past due or where a specific provision is raised, except: (i) where there is sufficient evidence that repayment in full, including all interest up to the time of repayment (including costs) will be made within a reasonable and identifiable time period, either from realisation of security, refinancing commitment or other sources; or (ii) where there is independent evidence that the balance due, including interest, is adequately secured. Upon impairment, the accrual of interest income based on the original terms of the claim is discontinued but the increase of the present value of impaired claims due to the passage of time is reported as interest income.

Risk management – 3. Individual risk types

3.1 Credit risk – Analysis of credit risk – 5 year summaries

Impaired loans and receivables to customers by geography and industry sector*

The following table presents an analysis of AIB Group’s impaired loans and receivables to customers by geography and industry sector at 31 December 2013, 2012, 2011, 2010 and 2009. Loans and receivables held for sale to NAMA are analysed on page 148:

	2013	2012	2011	2010	2010	2009

	€ m	€ m	€ m	Continuing operations € m	Discontinued operations € m	€ m

IRELAND
Agriculture	327	322	299	193	–	105
Energy	62	32	34	7	–	11
Manufacturing	264	319	303	293	–	134
Property and construction	10,699	10,856	9,467	5,510	–	2,275
Distribution	2,618	2,812	2,499	1,505	–	846
Transport	154	113	113	77	–	34
Financial	211	219	168	61	–	70
Other services	724	706	628	384	–	206
Personal – Residential mortgages	8,788	7,856	6,138	1,013	–	475
– Other	1,345	1,345	1,253	777	–	556
Lease financing	127	139	145	135	–	96

	25,319	24,719	21,047	9,955	–	4,808

UNITED KINGDOM
Agriculture	11	12	11	10	–	4
Energy	–	1	1	–	–	2
Manufacturing	127	153	132	75	–	66
Property and construction	2,455	2,908	2,389	1,408	–	449
Distribution	408	630	557	240	–	229
Transport	2	244	14	2	–	2
Financial	19	26	23	15	–	85
Other services	181	307	323	117	–	168
Personal – Residential mortgages	295	274	193	115	–	56
– Other	78	86	82	61	–	40

	3,576	4,641	3,725	2,043	–	1,101

UNITED STATES OF AMERICA
Energy	4	3	3	1	–	–
Manufacturing	–	–	1	–	–	11
Property and construction	–	40	43	40	–	8
Distribution	–	–	2	22	–	–
Transport	–	–	–	12	–	–
Other services	12	13	–	–	–	23

	16	56	49	75	–	042

POLAND
Agriculture	–	–	–	–	12	10
Energy	–	–	–	–	1	2
Manufacturing	–	–	–	–	62	74
Property and construction	–	–	–	–	264	194
Distribution	–	–	–	–	57	52
Transport	–	–	–	–	15	8
Financial	–	–	–	–	2	1
Other services	–	–	–	–	23	13
Personal – Residential mortgages	–	–	–	–	19	13
– Other	–	–	–	–	97	75
Lease financing	–	–	–	–	35	35

	–	–	–	–	587	477

REST OF WORLD	–	–	12	68	–	68

TOTAL	28,911	29,416	24,833	12,141	587	6,496

*Forms an integral part of the audited financial statements
136

3.1 Credit risk – Analysis of credit risk – 5 year summaries

Impaired loans and receivables to customers by geography and industry sector* (continued)

2013

Group impaired loans were € 28,911 million at 31 December 2013 and now represent 35% of loans and receivables down from € 29,416 million or 33% at 31 December 2012.

Ireland

Impaired loans in Ireland were € 25,319 million representing 36% of group loans and receivables in Ireland, up from € 24,719 million or 34% at December 2012. There were € 932 million of new impairments in residential mortgages reflecting the continued weak economic environment in Ireland. Significant impaired loan movements in other sectors are as follows: property (down € 157 million); distribution (hotels, licensed premises, retail) (down € 194 million).

United Kingdom

In the United Kingdom, impaired loans decreased by € 1,065 million to € 3,576 million primarily in the following sectors: property (down € 453 million); distribution (down € 222 million); and other services (down € 126 million).

United States of America

Impaired loans in the United States of America were € 16 million, down on the 2012 level of € 56 million and are primarily related to borrowers in energy and other services sectors.

2012

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

*Forms an integral part of the audited financial statements
137

Risk management – 3. Individual risk types

3.1 Credit risk – Analysis of credit risk – 5 year summaries

Provisions for impairment on loans and receivables (both to banks and customers)*

The following table presents an analysis of provisions for impairment on loans and receivables (both to banks and customers) at 31 December 2013, 2012, 2011, 2010 and 2009. Provisions for impairment on loans and receivables held for sale to NAMA are analysed separately on page 148:

	2013	2012	2011	2010	2010	2009

	€ m	€ m	€ m	Continuing operations € m	Discontinued operations € m	€ m

IRELAND
Agriculture	242	225	192	100	–	44
Energy	35	26	25	5	–	4
Manufacturing	189	224	184	128	–	58
Property and construction	6,671	6,205	5,332	2,310	–	557
Distribution	1,622	1,723	1,442	678	–	286
Transport	108	91	78	44	–	20
Financial	130	160	137	49	–	53
Other services	520	486	387	200	–	90
Personal – Residential mortgages	3,204	2,589	1,718	212	–	81
– Other	1,038	1,006	854	479	–	302
Lease financing	125	133	121	109	–	67

	13,884	12,868	10,470	4,314	–	1,562

UNITED KINGDOM
Agriculture	8	8	7	5	–	1
Manufacturing	52	76	66	30	–	29
Property and construction	1,443	1,469	1,130	525	–	178
Distribution	209	290	256	121	–	88
Transport	1	124	12	1	–	2
Financial	11	12	9	3	–	35
Other services	105	158	180	49	–	61
Personal – Residential mortgages	129	110	67	30	–	16
– Other	54	58	50	35	–	24

	2,012	2,305	1,777	799	–	434

UNITED STATES OF AMERICA
Energy	–	3	3	–	–	–
Manufacturing	–	–	1	–	–	–
Property and construction	–	7	7	14	–	2
Other services	9	6	–	–	–	4
Distribution	–	–	–	2	–	–
Transport	–	–	–	6	–	–

	9	16	11	22	–	6

POLAND
Agriculture	–	–	–	–	7	7
Energy	–	–	–	–	1	1
Manufacturing	–	–	–	–	29	24
Property and construction	–	–	–	–	68	45
Distribution	–	–	–	–	28	23
Transport	–	–	–	–	7	4
Financial	–	–	–	–	1	1
Other services	–	–	–	–	13	8
Personal – Residential mortgages	–	–	–	–	8	6
– Other	–	–	–	–	77	58
Lease financing	–	–	–	–	20	11

	–	–	–	–	259	188

REST OF WORLD	–	–	3	23	–	24

TOTAL SPECIFIC PROVISIONS	15,905	15,189	12,261	5,158	259	2,214

TOTAL IBNR PROVISIONS	1,185	1,343	2,684	2,145	85	777

TOTAL PROVISIONS	17,090	16,532	14,945	7,303	344	2,991

*Forms an integral part of the audited financial statements
138

3.1 Credit risk – Analysis of credit risk – 5 year summaries

Movements in provisions for impairment on loans and receivables (includes loans and receivables within disposal groups and non-current assets held for sale)(1)

	Years ended 31 December
	2013 € m	2012 € m	2011 € m	2010 € m	2009 € m

Total provisions at beginning of period	16,532	14,945	7,976	7,156	2,294
Transfers (out)/in	(14)	34	–	(6)	(10)
Acquisition of subsidiaries	–	–	738	–	–
Disposal of subsidiaries	–	–	(360)	–	–
Disposal of loans and receivables	(136)	(263)	–	–	–
Transferred from/(to) NAMA	–	4	(570)	(4,569)	–
Exchange translation adjustments	(76)	47	74	40	31
Recoveries of loans previously charged off	2	4	4	48	6

	16,308	14,771	7,862	2,669	2,321
Amounts charged off
Ireland	(794)	(399)	(481)	(490)	(287)
United Kingdom	(330)	(269)	(253)	(236)	(149)
United States of America	(10)	(2)	(37)	(20)	(15)
Poland	–	–	(2)	(52)	(57)
Rest of World	–	(3)	(29)	(15)	(12)

	(1,134)	(673)	(802)	(813)	(520)
Net provision movement(2)
Ireland	1,730	1,897	6,457	5,312	4,671
United Kingdom	186	541	1,371	705	530
United States of America	2	–	25	30	10
Poland	–	–	24	110	117
Rest of World	–	–	12	11	33

	1,918	2,438	7,889	6,168	5,361
Recoveries of loans previously charged off(2)
Ireland	(1)	(2)	(2)	(3)	(1)
United Kingdom	(1)	(2)	(2)	(39)	(1)
United States of America	–	–	–	(1)	–
Poland	–	–	–	(5)	(4)

	(2)	(4)	(4)	(48)	(6)

Total provisions at end of period	17,090	16,532	14,945	7,976	7,156

Provisions at end of period
Specific	15,905	15,189	12,261	5,646	5,798
IBNR	1,185	1,343	2,684	2,330	1,358

	17,090	16,532	14,945	7,976	7,156

Amounts include:
Loans and receivables to banks	7	4	4	4	4
Loans and receivables to customers	17,083	16,406	14,932	7,287	2,987
Loans and receivables held for sale to NAMA	–	–	–	329	4,165
Loans and receivables of discontinued operations	–	–	–	344	–
Loans and receivables of disposal groups and non-current assets held for sale	–	122	9	12	–

	17,090	16,532	14,945	7,976	7,156

(1)Provisions for loans and receivables held for sale to NAMA are included in 2009 and 2010.

(2)The aggregate of these sets of figures represents the total provisions for impairment charged to income. Commentary on the movements is detailed on page 137 (impaired loans), on pages 140 to142 (provisions for impairment) and page 144 (net loans charged off).

Risk management – 3. Individual risk types

3.1 Credit risk – Analysis of credit risk – 5 year summaries

Provisions for impairment on loans and receivables

The following table reconciles the total provisions for impairment charged to income for the years ended 31 December 2013, 2012, 2011, 2010 and 2009 as shown in (A), the table on page 139 relating to ‘Movements in provisions for impairment of loans and receivables’, with that shown in (B), AIB Group’s ‘Consolidated statement of income’.

	2013 € m	2012 € m	2011 € m	2010 € m	2009 € m

(A)
Net provision movement	1,918	2,438	7,889	6,168	5,361
Recoveries of loans previously charged off	(2)	(4)	(4)	(48)	(6)

Total charged to income	1,916	2,434	7,885	6,120	5,355

(B)
Provisions for impairment	1,916	2,434	7,885	6,120	5,355

The following table sets out the provisions charged to income and net loans charged off as a percentage of average loans for the years ended 31 December 2013, 2012, 2011, 2010 and 2009. The 2010 and 2009 figures include provisions for loans and receivables held for sale to NAMA and loans and receivables included within discontinued operations. The 2011 figures include the provision charge for loans and receivables held for sale to NAMA.

	2013%	2012%	2011%	2010%	2009%

Total provisions charged to income	2.24	2.57	7.33	4.97	4.05

Net loans charged off	1.33	0.71	0.71	0.62	0.40

Commentary on provisions for impairment in 2013

The provision for impairment charge to income on loans and receivables to customers of € 1,913 million or 2.24% of average advances for the year ended 31 December 2013 compared with € 2,434 million or 2.57% of average advances at 31 December 2012. The reduction in the provision for impairment in the year of € 521 million reflects the reduction in overall impaired loans in the year of 2% compared with an 18% increase in 2012. The provision for impairment in 2013 was also impacted by the release of IBNR provisions of € 145 million compared with a release of €1,322 million in 2012.

The movement in IBNR provisions of € 145 million was due to the level of specific provisions raised during 2013 which had largely been provided in IBNR provisions at 31 December 2012, based on management’s view of the incurred loss inherent in the portfolio at that time, as evidenced by the level of arrears, requests for forbearance and vulnerable loans. The portfolios most impacted were the property and construction portfolio where the release was € 93 million due in particular to the level of specific provisions raised in 2013 in the property investment sub-sector, and a charge of €117 million for the residential mortgage portfolio mainly due to an increase in the emergence period for ROI. IBNR provisions were reduced by € 128 million, € 22 million and € 19 million in the SME/other commercial, other personal and corporate portfolios respectively.

Ireland

The impairment charge was € 1,726 million and included a specific charge of € 1,766 million and a release of IBNR of € 40 million, compared with € 1,895 million in 2012.

Included in the overall specific provision charge of € 1,766 million was € 662 million or 37% relating to residential mortgage loans reflecting the increased level of arrears due to pressure on borrowers caused by continued high unemployment and reduced incomes. A further € 613 million (35%) of the specific charge related to loans in the property and construction sector, influenced by a continued low level of activity. € 143 million or 8% of the specific charge was for consumer loans and the remaining € 348 million (20%) related to SME/other commercial borrowers (€ 307 million) and corporate borrowers (€ 41 million), both of whom are dependent on the Irish economy which remained weak throughout 2013.

The release of IBNR provision of € 40 million in 2013 was influenced mainly by the residential mortgage portfolio where there was an IBNR charge of € 160 million and which was offset by releases in the other sectors. Most notably, SME/other commercial (€ 110 million of a release) and property and construction (€ 59 million of a release).

3.1 Credit risk – Analysis of credit risk – 5 year summaries

Commentary on provisions for impairment in 2013 (continued)

United Kingdom

The impairment charge in the United Kingdom was € 185 million compared with € 539 million in 2012 and included a specific charge of € 290 million and an IBNR release of € 105 million.

€ 204 million of the specific impairment charge of € 290 million above related to borrowers in the property and construction sector reflecting the continued pressure on this sector, in both the land and development and property investment sub-sectors and while there have been signs of improvement in prime markets, such as London and the South East, the secondary markets still remain relatively illiquid. In addition, there was a specific impairment charge of € 42 million related to SME/other commercial and € 34 million related to residential mortgages.

There was a release of € 105 million IBNR provisions in the AIB Bank UK which was primarily driven by lower than anticipated loss rates in the ‘low start’ mortgage portfolio and land and development property exposures in FTB, and interest only property and business loans in AIB GB.

United States

The impairment charge was € 2 million compared with nil to December 2012, and related to Corporate cases.

Commentary on provisions for impairment in 2012

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

Ireland

The impairment charge was € 1,895 million and included a specific charge of € 3,014 million and a release of IBNR of € 1,119 million.

Included in the overall specific provision charge of € 3,014 million was € 1,070 million or 36% relating to residential mortgage loans reflecting the increased level of arrears due to pressure on borrowers caused by continued high unemployment and reduced incomes. A further € 1,043 million (35%) of the specific charge related to loans in the property and construction sector, influenced by a continued low level of activity. € 286 million or 9% of the specific charge was for consumer loans and the remaining € 615 million (20%) related to SME/other commercial borrowers and corporate borrowers, both of whom are dependent on the Irish economy which remained weak throughout 2012.

The release of IBNR provision of € 1,119 million in 2012 was influenced mainly by the residential mortgage and the property and construction sectors. Within residential mortgages, the release of IBNR related to specific provisions that had been raised for cases, particularly those in forbearance, and which had been allocated IBNR provisions at December 2011. IBNR provisions relating to the property sector were released at 31 December 2012. These IBNR provisions were initially raised at year end December 2011 to take account of continued pressure on rental cash flows and uncertainty over the timing of a recovery in this sector, and have now been reflected in specific provisions. The remainder of the IBNR provision release was largely spread across the consumer and distribution (includes hotels, icensed premises, retail) sectors. The IBNR stock of provisions (statement of financial position) was € 1,078 million, € 306 million of which has been allocated to the property portfolio, € 196 million to SME/commercial portfolios which have been impacted by reduced consumer demand as a result of continued high unemployment and lower disposable incomes and € 77 million for large borrower connections in the corporate portfolio with the remaining € 499 million allocated to residential mortgages and consumer portfolios.

Risk management – 3. Individual risk types

3.1 Credit risk – Analysis of credit risk – 5 year summaries

Commentary on provisions for impairment in 2012

United Kingdom

The impairment charge in the United Kingdom was € 539 million compared with € 1,318 million in 2011 (excluding € 51 million relating to NAMA).

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

In addition to the AIB Bank UK charge outlined above, there was an impairment charge of € 208 million related primarily to large corporates in the property and transport sectors. The statement of financial position IBNR provisions was € 21 million at 31 December 2012.

United States

The impairment charge was Nil compared with € 25 million to December 2011. The reduction is due to a smaller book as a result of disposals under the deleveraging programme.

Additional information on provisions for impairment

The following table presents additional information with respect to the statement of financial position provisions as at 31 December 2013, 2012, 2011, 2010 and 2009. The 2010 and 2009 figures include provisions for impairment on loans and receivables held for sale to NAMA and the 2010 figure also includes provisions for impairment on loans and receivables included within discontinued operations.

	2013	2012	2011	2010	2009
	%	%	%	%	%

Provisions as a percentage of total loans, less unearned income, at end of period
Specific provisions	19.19	16.90	12.42	5.40	4.46
IBNR provisions	1.43	1.49	2.72	2.23	1.04

	20.62	18.39	15.14	7.63	5.50

Provisions are raised as outlined on pages 81 to 86.

The increase in provisions from 18.39% to 20.62% reflects the continuing impact of the challenging economic conditions on borrowers’ ability to repay facilities, particularly in Ireland. Specific provisions as a percentage of loans increased from 16.90% to 19.19% and are allocated to individual impaired loans (€ 28,911 million down from € 29,416 million for 2012).

The IBNR provisions as a percentage of loans decreased from 1.49% at December 2012 to 1.43% at December 2013.

The reduction reflects a release of € 145 million in the year of IBNR provisions raised in previous periods which have now been reflected in specific provisions, and which was offset by an increase in IBNR in relation to the mortgage portfolio where there was a change in the emergence period from 6 to 9 months.

The outcomes of independent reviews of certain higher risk portfolios helped inform management’s view of the incurred loss remaining in the performing book and the appropriate level of IBNR provisions required.

3.1 Credit risk – Analysis of credit risk – 5 year summaries

Loans charged off and recoveries of previously charged off loans

The following table presents an analysis of loans charged off and recoveries of previously charged off loans for the years ended 31 December 2013, 2012, 2011, 2010, and 2009. This table includes loans and receivables to customers of continuing operations, loans and receivables held for sale to NAMA, and loans and receivables included within disposal groups and non-current assets held for sale(1).

	Loans charged off					Recoveries of loans previously charged off
	2013 € m	2012 € m	2011 € m	2010 € m	2009 € m	2013 € m	2012 € m	2011 € m	2010 € m	2009 € m

IRELAND
Agriculture	2.9	5.2	5.2	8.2	1.7	–	–	0.1	0.7	0.2
Energy	0.3	2.2	2.4	1.3	8.1	–	–	0.2	–	–
Manufacturing	40.3	23.3	64.9	31.7	38.3	0.1	0.1	–	–	–
Property and construction	158.9	112.2	152.3	202.2	135.6	–	0.2	–	0.1	–
Distribution	291.4	44.7	67.9	58.0	15.3	–	–	–	–	–
Transport	57.0	5.6	2.7	5.2	1.5	–	–	–	–	–
Financial	38.2	27.2	23.1	31.0	26.7	0.1	–	–	–	–
Other services	47.3	29.9	48.0	35.5	5.8	–	0.1	0.3	0.1	–
Personal – Residential mortgages	66.7	50.1	19.4	24.2	9.5	–	–	–	0.1	–
– Other	91.3	93.4	91.4	76.5	28.9	0.8	0.7	0.6	1.2	0.6
Lease financing	–	5.6	3.8	16.2	15.6	–	0.1	0.2	0.3	0.2

	794.3	399.4	481.1	490.0	287.0	1.0	1.2	1.4	2.5	1.0

UNITED KINGDOM
Agriculture	0.2	0.1	0.2	0.1	0.1	–	–	–	–	–
Energy	–	–	–	–	–	–	–	–	–	–
Manufacturing	18.6	21.9	25.2	11.8	5.7	–	–	0.4	–	–
Property and construction	128.0	97.9	117.0	46.7	40.9	0.4	0.6	0.3	37.9	–
Distribution	106.7	53.1	34.9	43.1	63.2	0.1	0.2	0.2	0.3	0.2
Transport	1.7	11.2	0.3	29.7	0.3	–	–	0.2	–	–
Financial	0.4	4.3	0.3	54.0	0.5	0.3	–	0.1	–	–
Other services	54.7	65.4	63.0	42.0	33.6	–	0.3	0.2	0.3	0.1
Personal – Residential mortgages	10.6	6.0	4.3	2.6	0.5	–	–	–	–	–
– Other	8.9	9.2	7.3	5.9	4.0	–	0.9	0.6	0.4	0.2

	329.8	269.1	252.5	235.9	148.8	0.8	2.0	2.0	38.9	0.5

UNITED STATES OF AMERICA
Energy	2.4	–	–	0.3	8.2	–	0.2	0.2	0.5	–
Manufacturing	–	0.9	0.9	2.1	1.4	–	–	–	0.1	–
Property and construction	6.6	–	22.8	7.5	5.3	–	–	–	–	–
Distribution	0.4	–	5.0	1.4	–	–	–	–	–	–
Transport	–	–	6.8	–	–	–	–	–	–	–
Other services	0.1	0.6	2.1	9.1	–	–	–	–	–	–

	9.5	1.5	37.6	20.4	14.9	–	0.2	0.2	0.6	–

POLAND(1)	–	–	2.2	51.8	57.0	–	–	–	5.5	4.1

REST OF WORLD	–	2.7	28.6	14.7	12.3	–	0.1	–	0.3	–

TOTAL	1,133.6	672.7	802.0	812.8	520.0	1.8	3.5	3.6	47.8	5.6

(1)For 2010, Poland is classified as a discontinued operation, all other amounts relate to continuing operations.

Risk management – 3. Individual risk types

3.1 Credit risk – Analysis of credit risk – 5 year summaries

Loans charged off and recoveries of previously charged off loans (continued)

Net loans charged off 2013

Group – net loans charged off at 1.3% (€ 1,132 million) of average advances for the year to December 2013 compared with 0.71% or € 669 million at December 2012.

Ireland – net loans charged off were € 793 million. The largest sector was distribution which accounted for € 291 million or 37%. Property and construction was € 159 million (20%), other personal of € 91 million (11%) and residential mortgages of € 67 million (8%).

United Kingdom – net loans charged off were € 329 million of which € 128 million or 39% related to property and construction. Distribution accounted for € 107 million or 32% and other services of € 55 million or 17%.

United States – net loans charged off were € 10 million and related to borrowers in the property and construction, energy and distribution sectors.

Net loans charged off 2012

Group – net loans charged off at 0.71% (€ 669 million) of average advances for the year to December 2012 compared with 0.71% or € 798 million at December 2011.

Ireland – net loans charged off were € 398 million. The main sectors were property and construction (which accounted for € 112 million or 28%), other personal (€ 93 million and 23%), residential mortgages (€ 50 million and 13%) and distribution (€ 45 million and 11%). The remaining € 98 million or 25% was spread across a range of sectors.

United Kingdom – net loans charged off were € 267 million. The main sectors were property and construction at € 97 million, other services at € 65 million, and distribution at € 53 million.

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

3.1 Credit risk – Analysis of credit risk – 5 year summaries

Analysis of loans and receivables to customers by contractual residual maturity and interest rate sensitivity

The following tables analyse gross loans and receivables to customers by contractual residual maturity and interest rate sensitivity. Overdrafts, which in the aggregate represent approximately 3% of the portfolio at 31 December 2013, are classified as repayable within one year. Approximately 6% of AIB Group’s loan portfolio is provided on a fixed rate basis. Fixed rate loans are defined as those loans for which the interest rate is fixed for the full term of the loan. The interest rate risk exposure is managed within agreed policy parameters.

The analysis of loans and receivables to customers for both NAMA and disposal groups and non-current assets held for sale are shown separately below.

Loans and receivables to customers

	2013
	Fixed rate	Variable rate	Total	Within 1 year	After 1 year but within 5 years	After 5 years	Total
	€ m	€ m	€ m	€m	€ m	€ m	€ m

Ireland	4,375	65,133	69,508	30,579	5,452	33,477	69,508
United Kingdom	839	12,369	13,208	5,468	2,817	4,923	13,208
United States of America	–	108	108	86	20	2	108

Total loans by maturity	5,214	77,610	82,824	36,133	8,289	38,402	82,824

	2012
	Fixed rate	Variable rate	Total	Within 1 year	After 1 year but within 5 years	After 5 years	Total
	€ m	€ m	€ m	€m	€ m	€ m	€ m

Ireland	6,933	66,505	73,438	31,465	5,582	36,391	73,438
United Kingdom	905	14,781	15,686	7,484	2,596	5,606	15,686
United States of America	16	257	273	106	141	26	273

Total loans by maturity	7,854	81,543	89,397	39,055	8,319	42,023	89,397

	2011
	Fixed rate	Variable rate	Total	Within 1 year	After 1 year but within 5 years	After 5 years	Total
	€ m	€ m	€ m	€m	€ m	€ m	€ m

Ireland	8,339	70,631	78,970	24,711	8,342	45,917	78,970
United Kingdom	1,157	17,007	18,164	7,443	3,905	6,816	18,164
United States of America	49	309	358	73	220	65	358

Total loans by maturity	9,545	87,947	97,492	32,227	12,467	52,798	97,492

	2010
	Fixed rate	Variable rate	Total	Within 1 year	After 1 year but within 5 years	After 5 years	Total
	€ m	€ m	€ m	€m	€ m	€ m	€ m

Ireland	8,136	61,638	69,774	20,490	12,732	36,552	69,774
United Kingdom	2,430	18,664	21,094	7,580	5,604	7,910	21,094
United States of America	169	1,799	1,968	740	1,058	170	1,968
Rest of World	82	886	968	295	538	135	968

Total loans by maturity	10,817	82,987	93,804	29,105	19,932	44,767	93,804

Risk management – 3. Individual risk types

3.1 Credit risk – Analysis of credit risk – 5 year summaries

Analysis of loans and receivables to customers by contractual residual maturity and interest rate sensitivity (continued)

Loans and receivables to customers

	2009
	Fixed rate	Variable rate	Total	Within 1 year	After 1 year but within 5 years	After 5 years	Total
	€ m	€ m	€ m	€ m	€m	€ m	€ m

Ireland	9,463	62,680	72,143	19,143	21,516	31,484	72,143
United Kingdom	914	21,175	22,089	6,391	6,606	9,092	22,089
United States of America	147	2,394	2,541	1,125	1,204	212	2,541
Poland(1)	1,245	7,483	8,728	3,150	3,467	2,111	8,728
Rest of World	90	1,016	1,106	107	799	200	1,106

Total loans by maturity	11,859	94,748	106,607	29,916	33,592	43,099	106,607

(1) At 31 December 2011, AIB’s investment in BZWBK (its Polish operation) was held for sale as a discontinued operation and was sold in April 2011 (note 18).

Loans and receivables held for sale to NAMA for the years ended 31 December 2010 and 2009

	2010
	Fixed rate	Variable rate	Total	Within 1 year	After 1 year but within 5 years	After 5 years	Total
	€ m	€ m	€ m	€m	€ m	€ m	€ m

Ireland	32	701	733	568	90	75	733
United Kingdom	16	1,499	1,515	1,038	348	129	1,515
United States of America	–	–	–	–	–	–	–

Total loans by maturity	48	2,200	2,248	1,606	438	204	2,248

	2009
	Fixed rate	Variable rate	Total	Within 1 year	After 1 year but within 5 years	After 5 years	Total
	€ m	€ m	€ m	€m	€ m	€ m	€ m

Ireland	444	19,000	19,444	16,528	1,812	1,104	19,444
United Kingdom	–	3,722	3,722	2,433	679	610	3,722
United States of America	–	29	29	29	–	–	29

Total loans by maturity	444	22,751	23,195	18,990	2,491	1,714	23,195

Loans and receivables held within disposal groups and non-current assets held for sale for the years ended 31 December 2013, 2012, 2011 and 2010

	2013
	Fixed rate	Variable rate	Total	Within 1 year	After 1 year but within 5 years	After 5 years	Total
	€m	€ m	€ m	€ m	€ m	€ m	€ m

Ireland	–	28	28	–	–	28	28

Total loans by maturity	–	28	28	–	–	28	28

3.1 Credit risk – Analysis of credit risk – 5 year summaries

Analysis of loans and receivables to customers by contractual residual maturity and interest rate sensitivity (continued)

	2012
	Fixed rate € m	Variable rate € m	Total € m	Within 1 year € m	After 1 year but within 5 years € m	After 5 years € m	Total € m

Ireland	_	97	97	14	8	75	97
United Kingdom	–	378	378	240	18	120	378

Total loans by maturity	–	475	475	254	26	195	475

	2011
	Fixed rate € m	Variable rate € m	Total € m	Within 1 year € m	After 1 year but within 5 years € m	After 5 years € m	Total € m

Ireland	–	531	531	79	426	26	531
United Kingdom	–	45	45	–	11	34	45
United States of America	39	191	230	78	115	37	230
Rest of World	80	309	389	141	119	129	389

Total loans by maturity	119	1,076	1,195	298	671	226	1,195

	2010
	Fixed rate € m	Variable rate € m	Total € m	Within 1 year € m	After 1 year but within 5 years € m	After 5 years € m	Total € m

Poland	1,209	7,432	8,641	3,155	3,334	2,152	8,641
Rest of World	–	74	74	–	–	74	74

Total loans by maturity	1,209	7,506	8,715	3,155	3,334	2,226	8,715

Risk management – 3. Individual risk types

3.1 Credit risk – Analysis of credit risk – 5 year summaries

Analysis of loans and receivables held for sale to NAMA by geography and industry sector

The following table analyses loans and receivables held for sale to NAMA by geography and industry sector at 31 December 2010 and 31 December 2009 showing: (i) gross loans; (ii) specific provisions for impairment; and (iii) impaired loans. There were no loans held for sale to NAMA at 31 December 2013, 2012 or 2011.

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

(2)Total provisions of € 329 million including IBNR provisions of € 100 million (2009: total provisions of € 4,165 million including IBNR provisions of € 581 million).

3.1 Credit risk – Analysis of credit risk – 5 year summaries

Cross-border outstandings

Cross-border outstandings, which exclude finance provided within AIB Group, are based on the country of domicile of the borrower and comprise placings with banks and money at call and short notice, loans to customers (including those classified as held for sale to NAMA in 2009 and 2010 and those held within discontinued operations in 2010), finance lease receivables and instalment credit, acceptances and other monetary assets, including non-local currency claims of overseas offices on local residents. AIB Group monitors geographic breakdown based on the country of the borrower and the guarantor of ultimate risk. The more significant cross border outstandings are shown in the following table:

	As % of	Total	Banks and	Government	Commercial,
	total		other	and	industrial
	assets(1)		financial	official	and other
			institutions	institutions	private
					sector
		€ m	€ m	€ m	€ m

31 December 2013
France	2.4	2,798	1,061	784	953
United Kingdom	1.4	1,602	511	519	572
United States of America	1.3	1,499	191	–	1,308
Netherlands	1.2	1,364	783	505	76
Spain	0.8	946	270	–	676
Germany	0.8	980	314	568	98
Italy	0.2	263	21	228	14
Portugal	0.1	89	–	6	83
Greece	–	–	–	–	–

31 December 2012
United Kingdom	1.5	1,877	589	575	713
United States of America	1.2	1,447	93	28	1,326
France	1.6	1,950	485	715	750
Spain	1.3	1,616	474	–	1,142
Germany	0.6	781	294	306	181
Italy	0.2	230	–	221	9
Portugal	0.1	149	21	25	103
Greece	–	–	–	–	–

31 December 2011
United Kingdom	1.8	2,492	684	572	1,236
United States of America	1.6	2,199	50	307	1,842
France	1.4	1,925	447	731	747
Spain	1.3	1,824	575	30	1,219
Germany	0.8	1,118	630	277	211
Italy	0.2	287	–	175	112
Portugal	0.2	250	54	98	98
Greece	0.1	52	–	16	36

31 December 2010
United Kingdom	5.7	8,313	730	870	6,713
United States of America	3.7	5,329	403	658	4,268
Spain	2.0	2,941	900	340	1,701
France	1.7	2,527	705	989	833
Germany	1.2	1,760	892	361	507
Italy	1.0	1,428	405	824	199
Portugal	0.4	530	206	246	78
Greece	0.1	119	67	41	11

31 December 2009
United States of America	4.7	8,193	1,127	1,303	5,763
United Kingdom	2.9	5,093	1,186	695	3,212
Spain	2.1	3,610	1,585	117	1,908
France	1.7	3,013	1,974	480	559
Germany	1.2	2,065	1,300	294	471
Italy	0.9	1,643	665	625	353
Portugal	0.3	469	138	201	130
Greece	0.1	158	–	42	116

(1)Assets, consisting of total assets as reported in the consolidated statement of financial position, totalled € 117,734 million at 31 December 2013 (2012: € 122,501 million restated, 2011: € 136,651 million; 2010: € 145,222 million; 2009: € 174,314 million).

Risk management – 3. Individual risk types

3.1 Credit risk - Financial investments available for sale

The following table analyses the carrying value (fair value) of financial investments available for sale by major classifications together with the unrealised gains and losses at 31 December 2013 and 31 December 2012:

			2013			2012

	Fair	Unrealised	Unrealised	Fair	Unrealised	Unrealised
	value	gross gains	gross losses	value	gross gains	gross losses
Debt securities*	€ m	€ m	€ m	€ m	€ m	€ m

Irish Government securities	10,328	910	–	7,588	608	(1)
Euro government securities	1,968	110	(1)	1,754	153	(4)
Non Euro government securities	608	54	–	712	95	–
Supranational banks and government agencies	3,092	29	(6)	1,682	55	–
Collateralised mortgage obligations	–	–	–	22	–	(6)
Other asset backed securities	535	1	(54)	920	1	(140)
Euro bank securities	3,671	59	(7)	3,070	176	(11)
Non Euro bank securities	34	–	–	161	3	(5)
Euro corporate securities	–	–	–	87	6	(3)
Non Euro corporate securities	3	–	–	193	17	–
Other investments	12	–	–	12	–	–

Total debt securities	20,251	1,163	(68)	16,201	1,114	(170)
Equity securities
Equity securities – NAMA subordinated bonds	73	26	–	47	–	–
Equity securities – other	44	12	(7)	96	16	(10)

Total equity securities	117	38	(7)	143	16	(10)
Total financial investments available for sale	20,368	1,201	(75)	16,344	1,130	(180)

The following tables analyse the available for sale portfolio by geography at 31 December 2013 and 31 December 2012:

			2013			2012

	Irish	Euro	Non Euro	Irish	Euro	Non Euro
	Government	governments	governments	Government	governments	governments
Government securities*	€ m	€ m	€ m	€ m	€ m	€ m

Republic of Ireland	10,328	–	–	7,588	–	–
United Kingdom	–	–	519	–	–	621
Italy	–	228	–	–	221	–
Austria	–	155	–	–	160	–
France	–	753	–	–	683	–
Germany	–	271	–	–	281	–
Portugal	–	6	–	–	25	–
Netherlands	–	505	–	–	358	–
Rest of World	–	50	89	–	26	91

	10,328	1,968	608	7,588	1,754	712

*Forms an integral part of the audited financial statements
150

3.1 Credit risk - Financial investments available for sale (continued)

			2013	2012

			Total	Total
Asset backed securities*			€ m	€ m

Republic of Ireland			–	37
United Kingdom			69	95
United States of America			74	84
Spain			322	545
Rest of World			70	181

			535	942

		2013		2012

	Euro	Non Euro	Euro	Non Euro
Bank securities*	€ m	€ m	€ m	€ m

Republic of Ireland	484	–	903	35
United Kingdom	486	–	425	10
United States of America	–	–	35	–
Australia	221	–	–	–
Austria	–	–	21	–
France	741	–	464	–
Germany	77	–	75	6
Portugal	–	–	20	–
Netherlands	486	–	344	–
Spain	437	–	441	–
Sweden	192	34	24	110
Belgium	53	–	52	–
Denmark	75	–	35	–
Rest of World	419	–	231	–

	3,671	34	3,070	161

The cumulative credit to available for sale securities reserves relating to bank securities is € 52 million (2012: credit of € 163 million) which is gross of hedging and taxation.

*Forms an integral part of the audited financial statements
151

Risk management - 3. Individual risk types

3.1 Credit risk - Financial investments available for sale (continued)

Debt securities

Debt securities Available for sale (“AFS”) debt securities have increased from a fair value of € 16.2 billion at 31 December 2012 to € 20.3 billion at 31 December 2013. Sales and maturities of € 2.9 billion were offset by purchases of € 6.6 billion and an increase in fair value of € 0.2 billion.

The overall increase in the portfolio was driven by a decision to increase holdings of fixed rate instruments for the purposes of reducing volatility in earnings from interest free liabilities.

Purchases have been concentrated in assets which assist the group in achievement of the Basel III Liquidity Coverage Ratio (“LCR”) and Net Stable Funding Ratio (“NSFR”). Increases in holdings have been mainly in Irish Sovereign Debt (up € 2.7 billion), European Government Agencies (up € 1.4 billion) and highly rated European Covered Bonds (up € 0.6 billion).

Sales in the period included Asset Backed Securities (down € 0.4 billion), and the Corporate Bond Portfolio (down € 0.3 billion).

The external ratings profile of the portfolio improved in 2013 with all except € 20.5 million of holdings being rated investment grade. The breakdown by rating was AAA - 23% (2012 26%), AA - 19% (2012 11%), A - 2% (2012 7%), BBB – 55% (2012 54%), and sub-investment grade 0% (2012 2%). There are no credit provisions, specific or IBNR against the AFS portfolio as at 31 December 2013 (2012 € 60 million IBNR).

Equity securities

NAMA subordinated bonds are included within available for sale equity securities. The fair value of these bonds at 31 December 2013 increased to € 73 million as the fair value price estimate was increased from 10 at 31 December 2012 to 15.5.

Asset backed securities

The Asset Backed Securities portfolio was reduced during the year with sales of Spanish residential mortgage backed securities (€ 0.3 billion) and smaller holdings of Irish and Portuguese (€ 0.1 billion combined). The sales included a sub portfolio of assets which were subject to close credit monitoring and against which an IBNR provision of € 50 million had been held as at 31 December 2012.

Bank securities by geography and currency

At 31 December 2013, the bank bond fair value of € 3.7 billion (31 Dec 2012: € 3.2 billion) included € 2.8 billion of covered bonds (31 December 2012: € 1.7 billion); € 0.4 billion of government guaranteed senior bank debt (31 December 2012: € 0.8 billion); and € 0.5 billion of senior unsecured bank debt (31 December 2012: € 0.6 billion). All subordinated bank debt holdings (€ 0.1 billion) were sold during 2013 and the IBNR of € 10 million held as at 31 December 2012 was released.

Republic of Ireland

The fair value of Irish debt securities in the AFS category amounted to € 10.8 billion at 31 December 2013 (31 December 2012: € 8.6 billion) and consisted of sovereign debt € 10.3 billion (31 December 2012: € 7.6 billion); government guaranteed senior bank debt of € 0.4 billion (31 December 2012: € 0.7 billion); covered bonds of € 0.1 billion (31 December 2012: € 0.2 billion).

In addition to Irish Government securities outlined above, NAMA senior debt amounting to € 15.8 billion nominal (31 December 2012: € 17.7 billion), which is guaranteed by the Irish Government (note 28).

Spain

The fair value of Spanish debt securities at 31 December 2013 was € 0.7 billion (31 December 2012 € 1 billion) and included asset backed securities of € 0.3 billion (2012 € 0.5 billion) and covered bonds of € 0.4 billion (2012 € 0.5 billion).

The Spanish asset backed securities at 31 December 2013 were all residential mortgage backed securities which had been rated AAA at origination. The weighted average market bid price for this portfolio was 88.02 (31 December 2012: 78.19). In addition, Spanish debt of € 0.12 billion (31 December 2012: € 0.5 billion) is included within loans and receivables to customers (note 25).

Italy

The fair value of Italian debt securities of € 0.2 billion at 31 December 2013 comprised solely of sovereign debt (2012 € 0.2 billion sovereign, € 2 million corporate).

Portugal

The fair value of Portuguese debt securities at 31 December 2013 was € 59 million (31 December 2012: € 131 million). It comprised sovereign debt of € 6 million (31 December 2012: € 25 million); asset backed securities of € 53 million (31 December 2012: € 83 million). In 2012, the Group also had holdings of senior bank debt of € 20 million and corporate debt of € 3 million.

3.2 Liquidity risk*

Liquidity Risk is the risk that the Group will not be able to fund its assets and meet its payment obligations as they come due, without incurring unacceptable costs or losses. The objective of liquidity management is to ensure that, at all times, the Group holds sufficient funds to meet its contracted and contingent commitments to customers and counterparties at an economic price.

Risk identification and assessment

Liquidity risk is assessed by modelling cashflows of the Group over a series of maturity bands. Behavioural assumptions are applied to those assets and liabilities whose contractual repayment dates are not reflective of their inherent stability. Both contractual and behaviourally adjusted cashflows are compared against the Group’s stock of unencumbered liquid assets to determine, by maturity bands, the adequacy of the Group’s liquidity position. In addition, the Group monitors and manages the funding support provided by its deposit base to its loan book through a series of measures including the Basel III liquidity ratios i.e. the Liquidity Coverage Ratio (“LCR”) and Net Stable Funding Ratio (“NSFR”) as required by the 2013 Capital Requirements Regulation (“CRR”) and the Capital Requirements Directive (“CRD”).

Risk management and mitigation

AIB has a comprehensive Funding and Liquidity Framework for managing the Group’s liquidity risk. The Funding and Liquidity Framework is designed to comply with evolving regulatory standards and ensure that the Group maintains sufficient financial resources of appropriate quality for the Group’s funding profile. The Funding and Liquidity Framework is delivered through a combination of policy formation, review and governance, analysis, stress testing and limit setting and monitoring.

The Group’s liquidity management policy seeks to ensure AIB’s compliance with “Principles for the Sound Liquidity Risk Management and Supervision” as set out by the Basel Committee on Banking Supervision (September 2008) and the Central Bank of Ireland’s “Requirements for the Management of Liquidity Risk” – June 2009 and in doing so ensures that it has sufficient liquidity to meet its current requirements. AIB is required to comply with the liquidity requirements of the Central Bank of Ireland (“CBI”) and also with the requirements of local regulators overseas which include regulatory restrictions on the transfer of liquidity within the Group. In addition, it operates a funding strategy designed to anticipate additional funding requirements based upon projected balance sheet movements and to maintain a diversified funding base with an emphasis on high quality, stable customer deposit funding whilst maintaining an appropriate balance between short term and long term funding sources at an appropriate cost.

The liquidity and funding requirements of the Group are managed by the Treasury function. Euro and sterling are the most important currencies to the Group from a liquidity and funding perspective. The Group manages its liquidity in a number of ways:

–	Firstly, through the active management of its liability maturity profile, it aims to ensure a balanced spread of repayment obligations with a key focus on 0 – 8 day and 9 day – 1 month time periods. Monitoring ratios also apply to longer periods for long term funding stability;
–	Secondly, the Group aims to maintain a stock of high quality liquid assets to meet its obligations as they fall due. Discounts are applied to these assets based upon their cash-equivalence and price sensitivity; and
–	Finally, net inflows and outflows are monitored on a daily basis.

Risk monitoring and reporting

In common with other areas of risk management, the Group operates a “three lines of defence” model. Liquidity risk management is undertaken in Treasury which reports to the Director of Products with reporting and monitoring carried out by Treasury ALM which reports to the Chief Financial Officer (“CFO)”). These areas comprise the first line. Second line control and assurance is provided by Financial Risk reporting to the Chief Risk Officer (“CRO”), and Group Internal Audit comprises the third line. The Group liquidity and funding position is reported regularly to the Group Asset and Liability Committee (“ALCo”), the Executive Risk Committee (“ERC”) and the Board Risk Committee (“BRC”). In addition, the Leadership Team and the Board are briefed on liquidity and funding on an on-going basis.

*Forms an integral part of the audited financial statements
153

Risk management - 3. Individual risk types

3.2 Liquidity risk*

At 31 December 2013, the Group held € 42 billion in qualifying liquid assets/contingent funding (excluding liquid assets in AIB Group (UK) p.l.c. that are subject to transfer restrictions) of which approximately € 28 billion was used in repurchase or secured loan agreements. The available Group liquidity pool comprises the remainder and is held to cover contractual and stress outflows. As at 31 December 2013, the Group liquidity pool was € 14 billion (2012: € 13 billion). During 2013, the month-end liquidity pool ranged from € 11 billion to € 14 billion and the month-end average balance was € 13 billion.

Composition of the Group liquidity pool as at 31 December 2013

	2013
			Liquidity pool of which
		Liquidity pool	Basel III LCR eligible
		available
	Liquidity pool € bn	(ECB eligible) € bn	Level 1 € bn	Level 2 € bn

Cash and deposits with central banks	0.3	–	2.0	–

Total Government bonds	3.4	3.4	3.5	–

Other:

Agencies and agency mortgage-backed securities	0.3	0.3	–	0.1

Other including NAMA senior bonds	9.7	9.7	4.1	–

Total other	10.0	10.0	4.1	0.1

Total	13.7	13.4	9.6	0.1

Level 1 High Quality Liquidity Assets (“HQLA”) include amongst others: domestic currency (euro) denominated bonds issued or guaranteed by EEA sovereigns; other very highly rated sovereign bonds; certain very highly rated covered bonds; and unencumbered cash at central banks.

Level 2 HQLA include highly rated sovereign bonds, very highly rated covered bonds and certain other strongly rated securities.

The CRD rules for HQLA are not yet finalised, however, the above is based on recent European Banking Authority (“EBA”) recommendations.

Management of the Group liquidity pool

AIB manages the liquidity pool on a centralised basis. The composition of the liquidity pool is subject to limits set by the Board and the independent Risk functions. These assets primarily comprise government guaranteed bonds. AIB improved its liquidity buffer during the course of 2013 by € 1 billion.

*Forms an integral part of the audited financial statements.

154

3.2 Liquidity risk*

Other contingent liquidity

The Group has access to other unencumbered assets which provide a source of contingent liquidity. These are not in the Group’s liquidity pool, however, these assets may be monetised in a stress scenario to generate liquidity through use as collateral for secured funding or outright sale.

Liquidity regulation

The Group is required to comply with the liquidity requirements of the CBI and also with the requirements of local regulation overseas.

The Group also monitors its current and forecast position against anticipated BaseI III liquidity metrics – the LCR and the NSFR. The LCR is designed to promote short term resilience of a bank’s liquidity risk profile by ensuring that it has sufficient high quality liquid resources to survive an acute stress scenario lasting for 30 days. The NSFR has a time horizon of one year and has been developed to promote a sustainable maturity structure of assets and liabilities.

The minimum LCR requirement is to be introduced in January 2015 at 60%, rising to 100% by January 2018. The minimum NSFR requirement is expected to be introduced in January 2018 at 100%. Based on the current Basel standards, as at 31 December 2013, the Group had an estimated Basel III LCR of c.105% and an estimated NSFR of c.95%.

Based on revised Basel standards and their EU implementation through the Capital Requirements Directives and Regulations of June 2013, the Group is on a clear path of compliance with these ratios.

Liquidity risk stress testing

Stress testing is a key component of the liquidity risk management framework. The Group undertakes liquidity stress testing and has established the Liquidity Contingency Plan (“LCP”) which is designed to ensure that the Group can manage its business in stressed liquidity conditions and emerge from a temporary liquidity crisis as a creditworthy institution. The LCP is determined with reference to net contractual and contingent outflows under a variety of stress scenarios and is used to size liquidity pool requirements.

Stress tests include both “firm” specific and systemic risk events and a combination of both. Stressed assumptions are applied to the Group’s liquidity buffer and liquidity risk drivers. These scenario events are reviewed in the context of the Group’s LCP, which details corrective action options under various levels of stress events. EBA prescribed stress scenarios are also measured. A stress scenario for one month of stress is measured which assumes outflows consistent with a firm-specific stress for the first two weeks of the stress period, followed by relatively lower outflows consistent with a market-wide stress for the remainder of the stress period. Survival periods of various durations are measured as part of Liquidity Stress testing.

The purpose of these actions is to ensure the continued stability of the Group’s liquidity position, within the Group’s pre-defined liquidity risk tolerance levels. These results are reported to ALCo, the Leadership Team and Board, and to other committees. Once Board approved survival limits are breached, the LCP will be activated. The LCP can also be activated by management decision independently of the stress tests.

Under normal market conditions, the liquidity pool is managed to be at least 100% of anticipated net outflows under each of the stress scenarios.

*Forms an integral part of the audited financial statements.
155

Risk management - 3. Individual risk types

3.2 Liquidity risk*

Internal and regulatory liquidity stress tests comparison (unaudited)

The LCP stress scenarios, including the EBA prescribed stress scenarios and Basel III LCR are all broadly comparable short term stress scenarios in which the adequacy of defined liquidity resources are assessed against contractual and contingent stress outflows. The EBA stress scenarios and the Basel III ratios provide an independent assessment of the Group’s liquidity risk profile.

Stress test	EBA Liquidity Stress	Basel III Liquidity Coverage Ratio (LCR)	Basel III Net Stable Funding Ratio (NSFR)
Time horizon	1 month	30 days	1 year

Calculation	Liquid assets to net cash outflows	Liquid assets to net cash outflows	Stable funding resources to stable funding requirements

As at December 2013, the Group held liquid assets in excess of minimum required levels for EBA stress measurement purposes and the Basel III LCR requirement. Internal stress testing also considers stress periods of between 1 month and 1 year, breaches of which will trigger the LCP.

Compliance with internal regulatory stress tests as at 31 December 2013

	1 month EBA liquidity stress requirement € bn	Basel III LCR € bn
Liquidity pool as a percentage of anticipated net cash flows	137%	105%

The Basel III LCR is an estimate. Financial institutions employ a wide range of interpretations and assumptions to calculate the Basel III Liquidity ratios. These interpretations and assumptions are subject to change prior to the implementing of the January 2015 LCR minimum requirement.

Funding structure

The Group’s funding strategy is to deliver a sustainable, diversified and robust customer deposit base at economic pricing and to rebuild a strong wholesale funding franchise with appropriate access to term markets to support core lending activities. The strategy aims to deliver a solid funding structure that complies with internal and regulatory policy requirements and reduces the probability of a liquidity stress, i.e. an inability to meet funding obligations as they fall due.

	31 December 2013		31 December 2012		31 December 2011
Sources of funds	€ bn	%	€ bn	%	€ bn	%
Customer accounts	65.7	60	63.6	55	60.7	47
Deposits by central banks and banks - secured	22.6	21	28.1	24	35.9	28
- unsecured	0.5	–	0.3	–	1.0	1
Certificates of deposit and commercial paper	0.1	–	–	–	0.3	–
Covered bonds	3.3	3	3.2	3	3.8	3
Securitisation	1.0	1	1.1	1	0.9	1
Senior debt	4.3	4	6.3	6	10.7	8
Capital	11.8	11	12.5	11	15.0	12

Total source of funds	109.3	100	115.1	100	128.3	100

Other	8.1		7.3		7.8

	117.4		122.4		136.1

*Forms an integral part of the audited financial statements.
156

3.2 Liquidity risk*

The Group maintains access to a variety of sources of wholesale funds, including those available from money markets, repo markets and term investors.

Customer deposits represent the largest source of funding for the Group, and the core retail franchises and accompanying deposit base in both Ireland and the UK provide a stable and reasonably predictable source of funds. During the year, AIB completed its withdrawal from the offshore locations of Isle of Man and the Channel Islands. Although the deposit base in these locations has been wound down, the loss of liquidity for AIB has been minimal as the majority of the liquidity had been previously ‘trapped’ offshore as a result of local regulations. Customer accounts have increased by € 2 billion in the full year 2013, with increases in current account balances and repos with customers being partially offset by outflows of rate sensitive funds as margins were managed downwards as planned.

The Irish Government Eligible Liabilities Guarantee (“ELG”) scheme, which played an important role in underpinning the funding position of the Group, terminated for new liabilities as of 28 March 2013. This withdrawal of the ELG scheme has had a negligible overall effect on deposit balances. (Details of the ELG scheme are included in note 54 to the financial statements).

Wholesale funding markets saw significant improvement in sentiment towards Ireland and towards AIB in 2013. During 2013, the Group issued € 2 billion of term funding, comprising:

–	€ 0.5 billion senior unsecured debt+;
–	€ 1 billion covered bond (ACS) issuance++; and
–	€ 0.5 billion credit card issuance++.

+Improved market sentiment towards AIB facilitated the issuance in November 2013 of AIB’s first unguaranteed unsecured issuance for almost 5 years, a € 500 million Medium Term Note (“MTN”) with a 3 year maturity.

++The Group continues to engage with the markets in a measured and consistent manner extending the duration of funding transactions. It also continues to develop the capability to create collateral pools from its loan assets aimed at market investors with a € 500 million credit card funding deal in October 2013 (the first by an Irish bank) and further ACS issuances in January and September 2013, with € 500 million in each tranche.

Senior debt funding of € 4 billion at 31 December 2013, decreased from € 6 billion at 31 December 2012, due to maturing bonds. The performance of the economy will drive credit demand and the retention and gathering of stable customer accounts in a challenging and increasingly competitive market environment, plus continued access to unsecured wholesale term markets will be the key factors influencing the Group’s capacity for asset growth and the future shape of the Group. Coupled with actions to be undertaken for the purpose of restructuring stressed assets, this is paramount to increasing the Group’s pool of available liquid assets and to the Group’s overall funding/liquidity strategy.

While the Group continues to have significant dependence on Central Bank/ECB support, 2013 saw a reduction of € 9 billion in ECB funding. Central Bank/ECB support amounted to € 13 billion at 31 December 2013, down from € 22 billion at 31 December 2012. Central Bank drawings include €11 billion in the ECB’s 3 year Long-Term Refinancing Operations (“LTRO”) which are due to mature in Quarter 1 2015. Reducing the reliance on ECB funding will continue to be a key objective of the Group. The strong deposit growth and lower customer loan balances contributed to an improved Group loan to deposit ratio. The Group’s loan to deposit ratio decreased from 115% at 31 December 2012 to 100% at 31 December 2013.

*Forms an integral part of the audited financial statements.
157

Risk management - 3. Individual risk types

3.2 Liquidity risk*

Composition of wholesale funding

As at 31 December 2013, total wholesale funding outstanding was € 33 billion (2012: € 40 billion). € 12 billion of wholesale funding matures in less than one year (2012: € 20 billion) and € 21 billion of wholesale funding had a residual maturity of over one year, including € 11 billion of LTRO drawings (2012: € 20 billion).

As at 31 December 2013, outstanding wholesale funding comprised € 27 billion of secured funding (2012: € 32 billion) and € 6 billion of unsecured funding (2012: € 8 billion).

	2013
	Not more than 1 month	Over 1 month but not more than 3 months	Over 3 months but not more than 6 months	Over 6 months but not more than 1 year	Total less than 1 year	Total over 1 year	Total
	€ bn	€ bn	€ bn	€ bn	€ bn	€ bn	€ bn

Deposits from banks	7.9	3.2	–	0.1	11.2	11.9	23.1
Certificate of deposits and commercial paper	0.1	–	–	–	0.1	–	0.1
Senior unsecured	–	–	–	0.8	0.8	3.5	4.3
Covered bonds/ABS	–	–	–	–	–	4.3	4.3
Subordinated liabilities	–	–	–	–	–	1.4	1.4

Total 31 December 2013	8.0	3.2	–	0.9	12.1	21.1	33.2

Of which:
Secured	7.4	3.2	–	0.1	10.7	16.2	26.9
Unsecured	0.6	–	–	0.8	1.4	4.9	6.3

	8.0	3.2	–	0.9	12.1	21.1	33.2

							2012

Secured	13.5	3.1	1.0	0.1	17.7	14.6	32.3
Unsecured	0.3	2.4	–	–	2.7	5.4	8.1

Total 31 December 2012	13.8	5.5	1.0	0.1	20.4	20.0	40.4

Currency composition of wholesale debt

As at 31 December 2013, 97% of wholesale funding was in euro. A negligible balance is held in other currencies, mainly GBP and USD. AIB manages cross-currency refinancing risk to foreign-exchange cash-flow limits.

*Forms an integral part of the audited financial statements.
158

3.2 Liquidity risk*

Encumbrance

An asset is defined as encumbered if it has been pledged as collateral against an existing liability, and as a result is no longer available to the Group to secure funding, satisfy collateral needs or be sold to reduce the funding requirement. In addition, for the purposes of liquidity management, AIB regards liquidity unavailable to the Group because of overseas regulatory restrictions as encumbered. AIB funds a portion of portfolio assets and other securities through repurchase agreements and other similar secured borrowings and pledges a portion of customer loans and receivables as collateral in securitisation, covered bond and other similar secured structures. AIB monitors the mix of secured and unsecured funding sources within the Group’s funding plan and seeks to efficiently utilise available collateral to raise secured funding and meet other collateralised obligations.

Over the past 18 months, the proportion of term funding requirements satisfied through secured funding has increased, increasing the encumbrance of loans and receivables to customers. Encumbrance of loans and receivables to customers is expected to moderately increase through additional term secured funding, however, this is not expected to materially impact the overall proportion of assets that are encumbered. Economic improvements coupled with sovereign and bank credit rating upgrades will in time reduce the collateral the Group requires to raise funding.

As at 31 December 2013, € 42.5 billion of the Group’s assets on the statement of financial position were encumbered (excluding reverse repurchase agreements), which primarily related to Group financing of available for sale assets, NAMA senior bonds and funding secured against loans and receivables to customers.

	2013
			Unencumbered assets
	Assets	Encumbered	Readily	Other
		assets	available
	€ bn	€ bn	€ bn	€ bn

Cash and balances at central banks	4.1	2.1	2.0	–
Derivative financial instruments	1.6	–	–	1.6
Loans and receivables to banks	2.0	1.9	–	0.1
Loans and receivables to customers	65.7	11.0	14.4	40.3
NAMA senior bonds	15.6	11.4	4.2	–
Financial investments available for sale	20.4	16.1	4.3	–
Property plant and equipment	0.3	–	–	0.3
Other assets	8.0	–	–	8.0

Total	117.7	42.5	24.9	50.3

Of the unencumbered assets, € 24.9 billion are classified as readily available for use as collateral to generate liquidity. In addition to the Group liquidity pool this includes unencumbered assets which provide a source of contingent liquidity. Though the additional assets are not relied on in the event of a stress, a portion of these assets may be monetised in a stress scenario to generate liquidity through use as collateral for secured funding or through outright sale.

Loans and receivables to customers are only classified as readily available if they are already in a form such that they can be used to raise funding without further management actions. This includes excess collateral already in secured funding vehicles and collateral pre-positioned at central banks and available for use in secured financing transactions. All other loans and receivables are conservatively classified as not readily available, however, a proportion would be suitable for use in secured funding structures, this portion increasing as economic conditions improve and as the Group restructures its stressed loan assets.

*Forms an integral part of the audited financial statements.
159

Risk management - 3. Individual risk types

3.2 Liquidity risk*

Asset encumbrance of loans and receivables to customers

The following table analyses the asset encumbrance of loans and receivables to customer as at 31 December 2013:

	2013
	Assets	Externally	Other	Retained
		issued	secured
		notes	funding
	€ bn	€ bn	€ bn	€ bn

Mortgages (residential mortgage backed securities)	24.7	4.3	2.5	6.8
Retail and SME (credit card issuance)	0.7	–	0.5	–

Total	25.4	4.3	3.0	6.8

AIB issues asset backed securities (“ABS”), covered bonds and other similar secured instruments that are secured primarily over customer loans and receivables. Notes issued under these programmes are also used in repurchase agreements with market counterparts and in central bank facilities.

As at 31 December 2013, € 25.4 billion of customer loans and receivables were transferred to these and other asset backed funding programmes or utilised to secure funding from central bank facilities. These assets were used to support € 4.3 billion of externally issued notes and a further € 2.5 billion of retained notes and non-securitised loan collateral were used in repurchase agreements with market counterparts and at central bank facilities.

In addition, as at 31 December 2013, the Group had excess collateral within its asset backed funding programmes that can readily be used to issue additional retained bonds of € 2.1 billion. Retained notes are also available to raise secured funding.

Firm financing repurchase agreements

The following table analyses the firm financing repurchase agreements as at 31 December 2013:

2013
	Less than	1 month to	Over	Total
	1 month	3 months	3 months
	€ bn	€ bn	€ bn	€ bn

Maturity profile	10	6	12	28

Credit ratings

The Group’s debt ratings as at 4 March 2014 for all debt/deposits not covered by the ELG scheme are as follows:

–	S&P long-term “BB” and short-term “B”;
–	Fitch long-term “BBB” and short-term “F2”; and
–	Moody’s long-term “Ba3” for deposits and “B1” for senior unsecured debt and short-term “Not Prime” for deposits and senior unsecured debt.

Bank and sovereign rating downgrades have the potential to adversely affect the Group’s liquidity position and this has been factored into the Group’s stress tests.

*Forms an integral part of the audited financial statements.
160

3.2 Liquidity risk*

Financial assets and financial liabilities by contractual residual maturity

	2013
	Repayable	3 months or less	1 year or less	5 years or less	Over	Total
	on demand	but not repayable	but over	but over	5 years
		on demand	3 months	1 year
	€ m	€ m	€ m	€ m	€ m	€ m

Financial assets
Financial assets of disposal groups(1)(2)(4)	–	–	–	–	28	28
Trading portfolio financial assets(2)	–	–	–	–	1	1
Derivative financial instruments(3)	–	33	210	900	486	1,629
Loans and receivables to banks(4)	1,680	373	2	–	–	2,055
Loans and receivables to customers(4)	31,854	871	3,408	8,289	38,402	82,824
NAMA senior bonds(5)	–	15,598	–	–	–	15,598
Financial investments available for sale(2)	3	246	937	11,357	7,708	20,251
Other financial assets	–	559	–	–	–	559

	33,537	17,680	4,557	20,546	46,625	122,945

Financial liabilities
Deposits by central banks and banks	218	10,860	143	11,900	–	23,121
Customer accounts	27,646	21,929	11,654	4,438	–	65,667
Derivative financial instruments(3)	–	80	143	666	1,071	1,960
Debt securities in issue	–	139	828	6,918	874	8,759
Subordinated liabilities and other capital instruments	–	–	–	1,316	36	1,352
Other financial liabilities	526	2	–	–	–	528

	28,390	33,010	12,768	25,238	1,981	101,387

	2012
	Repayable	3 months or less	1 year or less	5 years or less	Over	Total
	on demand	but not repayable	but over	but over	5 years
		on demand	3 months	1 year
	€ m	€ m	€ m	€ m	€ m	€ m

Financial assets
Financial assets of disposal groups(1)(2)(4)	237	–	17	26	195	475
Trading portfolio financial assets(2)	–	2	–	15	5	22
Derivative financial instruments(3)	–	248	263	1,364	960	2,835
Loans and receivables to banks(4)	2,083	748	87	–	–	2,918
Loans and receivables to customers(4)	32,619	1,675	4,761	8,319	42,023	89,397
NAMA senior bonds(5)	–	17,387	–	–	–	17,387
Financial investments available for sale(2)	4	283	956	8,610	6,348	16,201
Other financial assets	5	517	–	–	–	522

	34,948	20,860	6,084	18,334	49,531	129,757

Financial liabilities
Deposits by central banks and banks	337	16,605	–	11,500	–	28,442
Customer accounts	25,896	19,009	12,522	5,194	989	63,610
Derivative financial instruments(3)	–	223	205	962	1,866	3,256
Debt securities in issue	–	2,350	984	6,413	919	10,666
Subordinated liabilities and other capital instruments	–	–	–	1,237	34	1,271
Other financial liabilities	534	3	–	–	–	537

	26,767	38,190	13,711	25,306	3,808	107,782

(1) Only disposal groups that contain financial assets and financial liabilities have been included.

(2) Excluding equity shares.

(3) Shown by maturity date of contract.

(4) Shown gross of provisions for impairment, unearned income and deferred costs.

(5) New notes will be issued at each maturity date, with the next maturity date being 1 March 2014. Upon maturity, the issuer has the option to settle in cash or issue new notes and to date has issued new notes.

*Forms an integral part of the audited financial statements.
161

Risk management - 3. Individual risk types

3.2 Liquidity risk*

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

The following table analyses, on an undiscounted basis, financial liabilities by remaining contractual maturity:

	2013
	Repayable	3 months	1 year or less	5 years	Over	Total
	on demand	or less but	but over	or less but	5 years
		not repayable	3 months	over 1 year
		on demand
	€ m	€m	€ m	€ m	€ m	€ m

Financial liabilities
Derivative financial instruments	–	406	323	884	977	2,590
Deposits by central banks and banks	218	10,865	146	12,079	–	23,308
Customer accounts	27,653	22,138	11,897	4,846	–	66,534
Debt securities in issue	–	258	1,023	7,399	892	9,572
Subordinated liabilities and other capital instruments	–	–	160	1,920	121	2,201
Other financial liabilities	526	2	–	–	–	528

	28,397	33,669	13,549	27,128	1,990	104,733

	2012
	Repayable	3 months	1 year or less	5 years	Over	Total
	on demand	or less but	but over	or less but	5 years
		not repayable	3 months	over 1 year
		on demand
	€ m	€m	€ m	€ m	€ m	€ m

Financial liabilities
Derivative financial instruments	–	572	480	1,584	1,722	4,358
Deposits by central banks and banks	337	16,614	2	11,763	–	28,716
Customer accounts	25,921	19,299	12,918	5,674	1,048	64,860
Debt securities in issue	–	2,539	1,177	7,005	942	11,663
Subordinated liabilities and other capital instruments	–	–	160	2,080	123	2,363
Other financial liabilities	534	3	–	–	–	537

	26,792	39,027	14,737	28,106	3,835	112,497

*Forms an integral part of the audited financial statements.
162

3.2 Liquidity risk*

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

	2013
	Payable on	3 months	1 year or less	5 years	Over	Total
	demand	or less but	but over	or less but	5 years
		not repayable	3 months	over 1 year
		on demand
	€ m	€ m	€ m	€ m	€ m	€ m

Contingent liabilities	1,353	–	–	–	–	1,353
Commitments	8,236	–	–	–	–	8,236

	9,589	–	–	–	–	9,589

	2012
	Payable on	3 months	1 year or less	5 years	Over	Total
	demand	or less but	but over	or less but	5 years
		not repayable	3 months	over 1 year
		on demand
	€ m	€ m	€ m	€ m	€ m	€ m

Contingent liabilities	1,561	–	–	–	–	1,561
Commitments	8,974	–	–	–	–	8,974

	10,535	–	–	–	–	10,535

*Forms an integral part of the audited financial statements.
163

Risk management - 3. Individual risk types

3.3 Market risk*

Market risk is the risk relating to the uncertainty of returns attributable to fluctuations in market factors. Where the uncertainty is expressed as a potential loss in earnings or value, it represents a risk to the income and capital position of the Group. The Group is primarily exposed to market risk through interest rate and credit spread risk factors and to a lesser extent through foreign exchange, equity and inflation rate risk factors.

The Group assumes market risk as a result of its banking book and trading book activities.

Interest rate risk in the banking book (IRRBB) is the current or prospective risk to both the earnings and capital of the Group as a result of adverse movements in interest rates being applied to positions held in the banking book.

Credit spread risk is the exposure of the Group’s financial position to adverse movements in the credit spreads of bonds held in the trading or available for sale (“AFS”) securities portfolio. Credit spreads are defined as the difference between bond yields and interest rate swap rates of equivalent maturity. The AFS bond portfolio is the principal source of credit spread risk.

The Group also assumes market risk through its trading book activities which relate to all positions in financial instruments (principally derivatives) that are held with trading intent or in order to hedge positions held with trading intent. The Group’s Treasury function is responsible for managing all market risk in the Group. This includes a mandate to trade on its own account in selected wholesale markets.

Risk identification and assessment

Market risk is identified and assessed using portfolio sensitivities, Value at Risk (“VaR”) and stress testing. Interest rate gaps and sensitivities to various risk factors are measured and reported on a daily basis. In addition, market risk is measured using the VaR technique. VaR is calculated to a 95% confidence level using a one day holding period and is based on one year of historic data. VaR is augmented using stress testing where various portfolios are revalued using a range of severe but plausible market rate scenarios.

The Group Asset and Liability Management function (“ALM”) reporting to the Chief Financial Officer (“CFO”), is responsible for identifying, measuring and reporting the Group’s aggregate market risk profile and managing the Group’s financial instruments valuation processes.

The Financial Risk function, reporting to the Chief Risk Officer (“CRO”), is responsible, for exercising independent risk oversight and control over the Group’s total market risk. It provides assurance that the risk dimensions of the business activity are understood and escalates any limit excesses as they arise. It proposes and maintains the Market Risk Management Framework and Policies as the basis of the Group’s control architecture for market risk activities, including the annual agreement of market risk limits (subject to the Board approved Risk Appetite Statement).

Risk management and mitigation

All market risk in the Group is transferred to and managed by Treasury, subject to Asset and Liability Committee (“ALCo”) oversight. Treasury proactively manages the market risk on the Group’s balance sheet as well as providing risk management solutions to the core customers of the Group. Within Treasury, AFS credit spread risk, IRRBB and trading risk are managed by distinct business units.

The ALCo is the primary governance committee for market risk and is supported by the Group’s Market Risk Committee (“MRC”). The MRC is a subcommittee of ALCo and is chaired by the Head of Products. Its membership includes representatives from Treasury, Financial Risk and ALM.

Market risk is managed against a range of limits approved at ALCo, both forward looking, such as VaR limits and stress test limits, and financial, such as ‘stop loss’ limits. These limits align with the Group’s business strategy through the articulation of an annual financial plan and Risk Appetite Statement.

Market risk is managed subject to the Market Risk Management Framework and its associated policies. Credit risk issues inherent in the market risk portfolios are also subject to the credit risk framework that was described in the previous section.

*Forms an integral part of the audited financial statements
164

3.3 Market risk* (continued)

Risk monitoring and reporting

Quantitative and qualitative information is used at all levels of the organisation, up to and including the Board, to identify, assess and respond to market risk. The actual format and frequency of risk reporting depends on the audience and purpose and ranges from transaction-level control and activity reporting to enterprise level risk profiles. For example, front office and risk functions receive the full range of daily control and activity, valuation, sensitivity and risk measurement reports, while committees such as MRC and ALCo receive a monthly market risk commentary and summary risk profile.

Market risk exposures are reported to the Executive Risk Committee (“ERC”) and Board Risk Committee (“BRC”) on a monthly basis through the CRO Report.

Market risk profile

The table below shows the sensitivity of the Group’s banking book to a hypothetical immediate and sustained 100 basis point (“bp”) movement in interest rates on 31 December 2013 and 31 December 2012 and the impact on net interest income over a twelve month period.

	31 December
	2013	2012
Sensitivity of projected net interest income to interest rate movements	€ m	€ m

+ 100 basis point parallel move in all interest rates	(50)	(19)
– 100 basis point parallel move in all interest rates	8	(3)

The above analysis is subject to certain simplifying assumptions such as all interest rate movements occur simultaneously and in a parallel manner, additionally is it assumed that no management action is taken in response to the rate movements.

The following table summarises Treasury’s VaR profile for the years ended 31 December 2013 and 2012, measured in terms of Value at Risk. For interest rate risk positions, the table also differentiates between Treasury’s banking book (arising principally from its holdings of AFS securities) and trading book positions. For VaR measurement, AIB employs a 95% confidence interval, a 1-day holding period and a 1-year sample period.

	VaR (trading book)		VaR (banking book)		Total VaR
	2013	2012	2013	2012	2013	2012
	€ m	€ m	€ m	€ m	€ m	€ m

Interest rate risk
1 day holding period:
Average	0.1	0.2	1.5	4.6	1.5	4.6
High	0.6	0.4	3.9	7.7	3.9	7.7
Low	–	0.1	1.0	2.0	0.9	2.0
31 December	0.2	0.2	2.9	2.2	2.7	2.2

The lower VaR on average in 2013 is explained by smaller interest rate positions and also by a smaller rate shift being applied in the VaR measurement. The smaller rate shifts reflect the fact that interest rates were very stable throughout 2013.

The following table sets out the VaR for foreign exchange rate and equity risk for the years ended 31 December 2013 and 2012:

	Foreign exchange rate risk		Equity risk
	VaR (trading book)		VaR (trading book)
	2013	2012	2013	2012
	€ m	€ m	€ m	€ m

1 day holding period:
Average	–	0.1	0.4	0.5
High	0.1	0.1	0.7	0.7
Low	–	–	–	0.4
31 December	0.1	–	–	0.4

In terms of foreign exchange and equity VaR, the level of overall exposure remains low with very little open position risk being run.

*Forms an integral part of the audited financial statements
165

Risk management - 3. Individual risk types

3.4 Structural foreign exchange risk*

Structural foreign exchange risk is the exposure of the Group’s consolidated ratios to changes in exchange rates and results from net investment in subsidiaries, associates and branches, the functional currencies of which are currencies other than euro. The Group is exposed to foreign exchange risk as it translates foreign currencies into euro at each reporting period and the currency profile of the Group’s capital may not necessarily match that of its assets and risk-weighted assets.

Exchange differences on structural exposures are recognised in ‘other income’ in the financial statements. The Hedging Committee monitors structural foreign exchange risk and reports to Group ALCo on the foreign exchange sensitivity of consolidated capital ratios. This impact is measured in terms of basis points sensitivities using scenario analysis. The amount of structural foreign exchange risk is not material to the Group.

*Forms an integral part of the audited financial statements.
166

3.5 Operational risk*

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. It includes legal risk, but excludes strategic and business risk. In essence, operational risk is a broad canvas of individual risk types which include information technology, business continuity, health and safety risks, and legal risk.

Operational risk operating model

AIB’s operating model for operational risk is designed to ensure the framework outlined below is embedded and executed robustly across the Group. The key principles of the model are:

–	A strong operational risk function, appropriately staffed and clearly independent of the first line of defence;
–	Technology in place to support assessment and mitigation of operational risks; and
–	Greater control effectiveness testing by operational risk.

Risk identification and assessment

Risk and Control Self-Assessment (‘self-assessment’) is a core process in the identification and assessment of operational risk across the enterprise. The process serves to ensure that key operational risks are proactively identified, evaluated, monitored and reported, and that appropriate action is taken. Self-assessment of risks is completed at business unit level and these are incorporated into the Operational Risk Self Assessment Risk template (“SART”) for the business unit. SARTs are regularly reviewed and updated by business unit management. A matrix is in place to enable the scaling of risks and plans must be developed to introduce mitigants for the more significant risks. Monitoring processes are in place at business and support level and a central Operational Risk Team undertakes risk based reviews to ensure the completeness and robustness of each business unit’s self-assessment, and that appropriate attention is given to the more significant risks.

Risk management and mitigation

Each business area is primarily responsible for managing its own operational risks. An overarching Operational Risk Management (“ORM”) framework is in place, designed to establish an effective and consistent approach to operational risk management across the enterprise. The ORM framework is also supported by a range of specific policies addressing issues such as information security and business continuity management.

An important element of the Group’s operational risk management framework is the on-going monitoring through self-assessment of risks, control deficiencies and weaknesses, including the tracking of incidents and loss events. The role of Operational Risk is to review and coordinate operational risk management activities across the Group including setting policy and promoting best practice disciplines, augmented by an independent assurance process.

The Group requires all business areas to undertake risk assessments and establish appropriate internal controls in order to ensure that all components, taken together, deliver the control objectives of key risk management processes. In addition, an insurance programme is in place, including a self insured retention, to cover a number of risk events which would fall under the operational risk umbrella. These include financial lines policies (comprehensive crime/computer crime; professional indemnity/civil liability; employment practices liability; directors and officers liability) and a suite of general insurance policies to cover such things as property and business interruption, terrorism, combined liability and personal accident.

Risk monitoring and reporting

The primary objective of the operational risk management reporting and control process within the Group is to provide timely, pertinent operational risk information to the appropriate management level so as to enable appropriate corrective action to be taken and to resolve material incidents which have already occurred. A secondary objective is to provide a trend analysis on operational risk and incident data for the Group. The reporting of operational incidents and trend data, as required, at the Executive Risk and Board Risk Committees supports these two objectives. In addition, the Board, Group Audit Committee and the Executive Risk Committee receive summary information on significant operational incidents on a regular basis.

Business units are required to review and update their assessment of their operational risks on a regular basis. Operational risk teams undertake review and challenge assessments of the business unit risk assessments. In addition, quality assurance teams, which are independent of the business, undertake reviews of the operational controls in the retail branch networks as part of a combined regulatory/compliance/operational risk programme.

*Forms an integral part of the audited financial statements.
167

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

Risk identification and assessment

The Regulatory Compliance function is specifically responsible for independently identifying and assessing current and forward looking ‘conduct of business’ compliance obligations, as well as Financial Crime regulation and regulation on privacy and data protection. The identification, interpretation and communication roles relating to other legal and regulatory obligations have been assigned to functions with specialist knowledge in those areas. For example, employment law is assigned to Human Resources, taxation law to Group Taxation and prudential regulation to the Finance and Risk functions, with input and advice from a prudential regulatory unit. Regulatory Compliance undertakes a periodic detailed assessment of the key conduct of business and prudential compliance risks and associated mitigants. The Regulatory Compliance function operates a risk framework approach that is used in collaboration with business units to identify, assess and manage key compliance risks at business unit level. These risks are incorporated into the SARTs for the relevant business unit.

Risk management and mitigation

The Board, operating through the Audit Committee, approves the Group’s compliance policy and the mandate for the Regulatory Compliance function.

Management is responsible for ensuring that the Group complies with its regulatory responsibilities. The Leadership Team’s responsibilities in respect of compliance include the establishment and maintenance of the framework for internal controls and the control environment in which compliance policy operates. They ensure that Regulatory Compliance is suitably independent from business activities and that it is adequately resourced.

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

Risk monitoring and reporting

Regulatory Compliance undertakes risk-based monitoring of compliance with relevant policies, procedures and regulatory obligations. Monitoring can be undertaken by either dedicated compliance monitoring teams, or in collaboration with other control functions such as Group Internal Audit or Operational risk.

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

Regulatory Compliance report to the Chief Risk Officer, business unit management teams and independently to the Board of Directors, through the Audit Committee, on the effectiveness of the processes established to ensure compliance with laws and regulations within its scope.

*Forms an integral part of the audited financial statements.
168

3.7 Pension risk*

Pension risk is the risk that the funding position of the Group’s defined benefit schemes would deteriorate to such an extent that the Group would be required to make additional contributions to cover its pension obligations towards current and former employees. Furthermore, IAS pension deficits as reported are now a deduction from capital under CRD IV which came into force on 1 January 2014 (see “The Group’s business activities must comply with increasing levels of regulation” within Risk factors on page 60).

The Group maintains a number of defined benefit pension schemes for current and former employees, further details of which are included in note 12 to the financial statements. These defined benefit schemes were closed to future accrual from the 31 December 2013. Approval was received from the Pensions Board in 2013 in relation to a funding plan up to January 2018 with regard to regulatory Minimum Funding Standard requirements of the AIB Group Irish Pension Scheme. In the UK the Group has provided an asset backed funding vehicle to provide the required regulatory funding to the UK Scheme.

While the Group has taken certain risk mitigating actions, a level of volatility associated with pension funding remains due to financial market fluctuations and changes to pension and accounting regulations. This volatility can be classified as market risk and actuarial risk. Market risk arises because the estimated market value of the pension scheme assets may decline or their investment returns may reduce due to market movements. Actuarial risk arises due to the risk that the estimated value of the pension scheme liabilities may increase due to changes in actuarial assumptions. The ability of the pension schemes to meet the projected pension payments is managed by the Trustees through the dynamic diversification of the investment portfolios across geographies and asset classes. As the schemes are closed to future accrual, each Trustee Board has commenced a process of de-risking their investment strategy to reduce market risk.

*Forms an integral part of the audited financial statements.
169

Risk management - 3. Individual risk types

3.8 Parent company risk information

Credit risk

–	Maximum exposure to credit risk

–	Collateral

–	Loans and receivables to customers by geographic location and industry sector

–	Internal credit ratings

–	Impaired loans by geographic location and industry sector

–	Aged analysis of contractually past due but not impaired gross loans

–	Provisions for impairment by geographic location and industry sector

–	External credit ratings of financial assets

–	Leveraged debt by geographic location and industry sector

Liquidity risk

–	Financial assets and financial liabilities by contractual residual maturity

–	Financial liabilities by undiscounted contractual residual maturity – contingent liabilities and commitments

Market risk profile

3.8 Parent company risk information – Credit risk

The following table sets out the maximum exposure to credit risk that arises within Allied Irish Banks, p.l.c. and distinguishes between those assets that are carried in the statement of financial position at amortised cost and those carried at fair value at 31 December 2013 and 31 December 2012:

	2013					2012
Maximum exposure to credit risk*	Amortised cost € m	(9)	Fair value € m	(10)	Total € m	Amortised cost € m	(9)	Fair value € m	(10)	Total € m

Balances at central banks(1)	659		–		659	558		–		558
Items in course of collection	79		–		79	95		–		95
Disposal groups and non-current assets held for sale(2)	28	(3)	–		28	353		–		353
Trading portfolio financial assets(4)	–		1		1	–		22		22
Derivative financial instruments(5)	–		1,653		1,653	–		2,768		2,768
Loans and receivables to banks(6)	23,856		–		23,856	31,284		–		31,284
Loans and receivables to customers(7)	31,603		–		31,603	37,234		–		37,234
NAMA senior bonds	15,598		–		15,598	17,082		–		17,082
Financial investments available for sale(8)	–		20,049		20,049	–		14,829		14,829
Other assets:
Trade receivables	23		–		23	28		–		28
Accrued interest(7)	450		–		450	391		–		391

	72,296		21,703		93,999	87,025		17,619		104,644
Financial guarantees	924		–		924	1,095		–		1,095
Loan commitments and other credit related commitments	7,154		–		7,154	7,690		–		7,690
	8,078		–		8,078	8,785		–		8,785

Total	80,374		21,703		102,077	95,810		17,619		113,429

(1)Included within cash and balances at central banks of € 1,215 million (2012: € 1,076 million).

(2)Non-financial assets and equity investments within disposal groups and non-current assets held for sale are not included above (note c).

(3)Comprises loans and receivables to banks and customers measured at amortised cost (note c).

(4)Excluding equity shares of € 1 million (2012: € 2 million).

(5)Exposures to subsidiary undertakings of € 163 million (2012: € 293 million) have been included.

(6)Exposures to subsidiary undertakings of € 22,848 million (2012: € 29,709 million) have been included.

(7)Exposures to subsidiary undertakings of € 10,175 million (2012: € 11,891 million) have been included.

(8)Excluding equity shares of € 80 million (2012: € 101 million).

(9)Exposures to subsidiary undertakings of € 8 million (2012: € 12 million) have been included.

(10)All amortised cost items are ‘loans and receivables’ per IAS 39 Financial Instruments: Recognition and Measurement definitions.

(11)All items measured at fair value except financial investments available for sale and cash flow hedging derivatives are classified as ‘fair value through profit or loss’.

*Forms an integral part of the audited financial statements
171

Risk management - 3. Individual risk types

3.8 Parent company risk information – Credit risk (continued)

Collateral

Allied Irish Banks, p.l.c. takes collateral as a secondary source of repayment in the event of a borrower’s default. The nature of collateral taken is set out on page 76.

Set out below is the fair value of collateral accepted by Allied Irish Banks p.l.c. at 31 December 2013 and 31 December 2012 in relation to financial assets detailed in the maximum exposure to credit risk table on page 171:

Loans and receivables to banks

Interbank placings, including central banks, are largely carried out on an unsecured basis apart from reverse repurchase agreements. At 31 December 2013, Allied Irish Banks p.l.c. had received collateral with a fair value of € 16 million on loans with a carrying value of € 16 million (2012: € 61 million and € 61 million respectively).

Loans and receivables to customers

The following table shows the fair value of collateral held for residential mortgages at 31 December 2013 and 31 December 2012:

	2013				2012
	Neither past	Past due	Impaired	Total	Neither past	Past due	Impaired	Total
	due nor	but not			due nor	but not
	impaired	impaired			impaired	impaired
	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Fully collateralised(1)
Loan-to-value ratio:
Less than 50%	132	4	9	145	118	3	7	128
50% - 70%	122	6	14	142	134	5	10	149
71% - 80%	85	3	13	101	81	2	9	92
81% - 90%	88	2	13	103	89	4	8	101
91% - 100%	109	7	69	185	126	6	51	183

	536	22	118	676	548	20	85	653
Partially collateralised
Collateral value relating to loans over 100% loan-to-value	688	20	247	955	794	23	235	1,052

Total collateral value	1,224	42	365	1,631	1,342	43	320	1,705

Gross residential mortgages	1,455	50	447	1,952	1,653	50	407	2,110

Statement of financial position specific provisions			(194)	(194)			(125)	(125)
Statement of financial position IBNR provisions				(28)				(22)

Net residential mortgages			253	1,730			282	1,963

(1)The fair value of collateral held for residential mortgages which are fully collateralised has been capped at the carrying value of the loans outstanding at each year end.

For residential mortgages, the Group takes collateral in support of lending transactions for the purchase of residential property. Collateral valuations are required at the time of origination of each residential mortgage. The Group adjusts open market property values to take account of the costs of realisation and any discount associated with the realisation of collateral. The fair value at 31 December 2013 is based on property values at origination or date of latest valuation and applying the CSO (Ireland) index to these values to take account of price movements in the interim.

Non-mortgage portfolios

Details of collateral in relation to the non mortgage portfolio are set out on pages 77 to 88.

NAMA senior bonds

Allied Irish Banks p.l.c. holds a guarantee from the Irish Government in respect of NAMA senior bonds which at 31 December 2013 have a carrying value of € 15,598 million (2012: € 17,082 million).

Financial investments available for sale

At 31 December 2013, government guaranteed senior bank debt amounting to € 381 million (2012: € 495 million) was held within the available for sale portfolio.

172

3.8 Parent company risk information – Credit risk (continued)

The information contained in this note relates only to third party exposures arising within Allied Irish Banks, p.l.c..

Loans and receivables to customers by geographic location and industry sector at 31 December 2013 and 31 December 2012*

								2013

						Of which

	Republic of Ireland	United Kingdom	United States of America	Rest of the World	Total	Loans and receivables to customers		Disposal groups and non-current assets held for sale
	€ m	€ m	€ m	€ m	€ m	€ m		€ m

Agriculture	1,739	–	–	–	1,739	1,739		–
Energy	236	18	5	–	259	231		28
Manufacturing	859	61	–	–	920	920		–
Property and construction	14,325	359	–	–	14,684	14,684		–
Distribution	5,068	344	–	–	5,412	5,412		–
Transport	645	64	–	–	709	709		–
Financial	432	21	4	–	457	457		–
Other services	2,483	222	99	–	2,804	2,804		–
Personal
Residential mortgages	1,952	–	–	–	1,952	1,952		–
Other	3,858	–	–	–	3,858	3,858		–

	31,597	1,089	108	–	32,794	32,766		28
Unearned income	(68)	(7)	(1)	–	(76)	(76)		–
Deferred costs	2	–	–	–	2	2		–
Provisions	(11,111)	(143)	(10)	–	(11,264)	(11,264)		–

Total	20,420	939	97	–	21,456	21,428(	1)	28

	2012

						Of which

	Republic of Ireland	United Kingdom	United States of America	Rest of the World	Total	Loans and receivables to customers		Disposal groups and non-current assets held for sale
	€ m	€ m	€ m	€ m	€ m	€ m		€ m

Agriculture	1,722	–	–	–	1,722	1,722		–
Energy	298	113	19	–	430	342		88
Manufacturing	1,074	58	4	–	1,136	1,136		–
Property and construction	15,673	599	40	–	16,312	16,312		–
Distribution	5,633	409	1	–	6,043	6,043		–
Transport	502	528	22	–	1,052	679		373
Financial	582	19	2	–	603	603		–
Other services	2,849	247	186	–	3,282	3,268		14
Personal
Residential mortgages	2,110	–	–	–	2,110	2,110		–
Other	4,211	–	–	–	4,211	4,211		–

	34,654	1,973	274	–	36,901	36,426		475
Unearned income	(74)	(5)	(1)	–	(80)	(80)		–
Deferred costs	2	–	–	–	2	2		–
Provisions	(10,825)	(285)	(17)	–	(11,127)	(11,005)		(122)

Total	23,757	1,683	256	–	25,696	25,343(	1)	353

(1)Excludes intercompany balances of € 10,175 million (2012: € 11,891 million).

*Forms an integral part of the audited financial statements
173

Risk management - 3. Individual risk types

3.8 Parent company risk information – Credit risk (continued)

Internal credit ratings

Internal credit ratings of loans and receivables to customers*

The internal credit ratings profile of loans and receivables to customers by asset class at 31 December 2013 and 31 December 2012 is as follows:

	2013

	Residential	Other	Property and	SME/other	Corporate	Total
	mortgages	personal	construction	commercial
	€ m	€ m	€ m	€ m	€ m	€ m

Neither past due nor impaired
Good upper	582	190	82	83	579	1,516
Good lower	582	1,667	2,072	3,127	1,954	9,402
Watch	147	165	767	749	87	1,915
Vulnerable	144	190	449	600	197	1,580

Total	1,455	2,212	3,370	4,559	2,817	14,413

Past due but not impaired
Good upper	1	2	–	1	2	6
Good lower	3	106	92	116	20	337
Watch	10	45	71	87	–	213
Vulnerable	36	148	319	281	18	802

Total	50	301	482	485	40	1,358

Total impaired	447	1,345	10,832	3,923	476	17,023

Total gross loans and receivables	1,952	3,858	14,684	8,967	3,333	32,794

Unearned income						(76)
Deferred costs						2
Impairment provisions						(11,264)

Total						21,456

	2012 (unaudited)

	Residential	Other	Property and	SME/other	Corporate	Total
	mortgages	personal	construction	commercial
	€ m	€ m	€ m	€ m	€ m	€ m

Neither past due nor impaired
Good upper	390	881	29	130	938	2,368
Good lower	941	1,234	3,116	3,362	2,673	11,326
Watch	161	200	750	765	131	2,007
Vulnerable	163	206	572	648	149	1,738

Total	1,655	2,521	4,467	4,905	3,891	17,439

Past due but not impaired
Good upper	2	40	–	2	–	44
Good lower	6	91	202	177	20	496
Watch	10	78	164	140	–	392
Vulnerable	30	136	332	297	–	795

Total	48	345	698	616	20	1,727

Total impaired	407	1,345	11,147	4,044	792	17,735

Total gross loans and receivables	2,110	4,211	16,312	9,565	4,703	36,901

Unearned income						(80)
Deferred costs						2
Impairment provisions						(11,127)

Total						25,696

Details of the rating profiles and lending classifications are set out on page 127.

*Forms an integral part of the audited financial statements
174

3.8 Parent company risk information – Credit risk (continued)

Impaired loans by geographic location and industry sector*

The following table presents an analysis of impaired loans and receivables to customers for Allied Irish Banks, p.l.c. at 31 December 2013 and 31 December 2012.

	2013

						Of which

	Republic of Ireland	United Kingdom	United States of America	Rest of the World	Total	Loans and receivables to customers	Disposal groups and non-current assets held for sale
	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Agriculture	327	–	–	–	327	327	–
Energy	62	–	4	–	66	66	–
Manufacturing	261	2	–	–	263	263	–
Property and construction	10,577	255	–	–	10,832	10,832	–
Distribution	2,611	6	–	–	2,617	2,617	–
Transport	154	–	–	–	154	154	–
Financial	211	–	–	–	211	211	–
Other services	722	27	12	–	761	761	–
Personal:
Residential mortgages	447	–	–	–	447	447	–
Other	1,345	–	–	–	1,345	1,345	–

Total	16,717	290	16	–	17,023	17,023	–

	2012

						Of which

	Republic of Ireland	United Kingdom	United States of America	Rest of the World	Total	Loans and receivables to customers	Disposal groups and non-current assets held for sale
	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Agriculture	322	–	–	–	322	322	–
Energy	32	–	3	–	35	35	–
Manufacturing	313	–	–	–	313	313	–
Property and construction	10,732	375	40	–	11,147	11,147	–
Distribution	2,807	54	–	–	2,861	2,861	–
Transport	104	237	–	–	341	104	237
Financial	219	–	–	–	219	219	–
Other services	703	29	13	–	745	745	–
Personal:
Residential mortgages	407	–	–	–	407	407	–
Other	1,345	–	–	–	1,345	1,345	–

Total	16,984	695	56	–	17,735	17,498	237

*Forms an integral part of the audited financial statements
175

Risk management - 3. Individual risk types

3.8 Parent company risk information – Credit risk (continued)

Aged analysis of contractually past due but not impaired gross loans*

The following table presents by industry sector an aged analysis of contractually past due but not impaired loans and receivables to customers for Allied Irish Banks, p.l.c. at 31 December 2013 and 31 December 2012.

	2013

						Of which

	1 – 30 days	31 – 60 days	61 – 90 days	91 + days	Total	Loans and receivables to customers	Disposal groups and non-current assets held for sale
	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Agriculture	61	13	17	58	149	149	–
Energy	1	1	–	2	4	4	–
Manufacturing	18	4	1	29	52	52	–
Property and construction	133	37	21	291	482	482	–
Distribution	58	11	12	87	168	168	–
Transport	6	1	–	6	13	13	–
Financial	1	1	–	2	4	4	–
Other services	69	10	11	45	135	135	–
Personal:
Residential mortgages	19	7	6	18	50	50	–
Credit cards	32	9	6	5	52	52	–
Other	109	21	17	102	249	249	–

Total	507	115	91	645	1,358	1,358	–

As a percentage of total loans(1)	1.55%	0.35%	0.28%	1.97%	4.14%	4.14%	–

	2012

						Of which

	1 – 30 days	31 – 60 days	61 – 90 days	91 + days	Total	Loans and receivables to customers	Disposal groups and non-current assets held for sale
	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Agriculture	53	8	15	59	135	135	–
Energy	6	–	–	2	8	8	–
Manufacturing	17	3	2	16	38	38	–
Property and construction	159	74	58	407	698	698	–
Distribution	68	30	16	127	241	241	–
Transport	6	5	1	19	31	31	–
Financial	1	1	6	8	16	16	–
Other services	61	19	13	74	167	167	–
Personal:
Residential mortgages	17	9	4	18	48	48	–
Credit cards	37	11	9	6	63	63	–
Other	71	28	38	145	282	282	–

Total	496	188	162	881	1,727	1,727	–

As a percentage of total loans(1)	1.3%	0.5%	0.4%	2.4%	4.7%	4.7%	–

(1)Total loans (excluding intercompany) are gross of impairment provisions and unearned income.

*Forms an integral part of the audited financial statements
176

3.8 Parent company risk information – Credit risk (continued)

Provisions for impairment by geographic location and industry sector*

The following table presents an analysis of provisions for impairment on loans and receivables to customers for Allied Irish Banks, p.l.c. at 31 December 2013 and 31 December 2012.

	2013

						Of which

	Republic of Ireland	United Kingdom	United States of America	Rest of the World	Total	Loans and receivables to customers	Disposal groups and non-current assets held for sale
	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Agriculture	241	–	–	–	241	241	–
Energy	35	–	–	–	35	35	–
Manufacturing	189	–	–	–	189	189	–
Property and construction	6,640	111	–	–	6,751	6,751	–
Distribution	1,614	6	–	–	1,620	1,620	–
Transport	108	–	–	–	108	108	–
Financial	123	–	–	–	123	123	–
Other services	518	5	9	–	532	532	–
Personal:
Residential mortgages	194	–	–	–	194	194	–
Other	1,038	–	–	–	1,038	1,038	–

Specific	10,700	122	9	–	10,831	10,831	–
IBNR	411	21	1	–	433	433	–

Total	11,111	143	10	–	11,264	11,264	–

	2012

						Of which

	Republic of Ireland	United Kingdom	United States of America	Rest of the World	Total	Loans and receivables to customers	Disposal groups and non-current assets held for sale
	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Agriculture	225	–	–	–	225	225	–
Energy	26	–	3	–	29	29	–
Manufacturing	221	–	–	–	221	221	–
Property and construction	6,163	99	7	–	6,269	6,269	–
Distribution	1,717	37	–	–	1,754	1,754	–
Transport	88	122	–	–	210	88	122
Financial	157	–	–	–	157	157	–
Other services	482	6	6	–	494	494	–
Personal:
Residential mortgages	125	–	–	–	125	125	–
Other	1,004	–	–	–	1,004	1,004	–

Specific	10,208	264	16	–	10,488	10,366	122
IBNR	617	21	1	–	639	639	–

Total	10,825	285	17	–	11,127	11,005	122

*Forms an integral part of the audited financial statements
177

Risk management - 3. Individual risk types

3.8 Parent company risk information – Credit risk (continued)

External credit ratings of financial assets*

The external credit ratings profile of loans and receivables to banks, NAMA senior bonds, trading portfolio financial assets (excluding equity securities) and financial investments available for sale (excluding equity shares) for Allied Irish Banks, p.l.c. at 31 December 2013 and 31 December 2012 is as follows:

							2013

	Bank € m	(1)	Corporate € m	Sovereign € m		Other € m	Total € m

AAA/AA	2,861		–	5,417		304	8,582
A	1,091		–	–		133	1,224
BBB+/BBB/BBB-	710		14	25,957	(2)	85	26,766
Sub investment	–		–	6		14	20
Unrated	63		1	–		–	64

Total	4,725		15	31,380	(3)	536	36,656

							2012

	Bank € m	(1)	Corporate € m	Sovereign € m		Other € m	Total € m

AAA/AA	1,535		3	3,835		583	5,956
A	1,476		15	221		223	1,935
BBB+/BBB/BBB-	723		60	24,274	(2)	79	25,136
Sub investment	86		99	26		79	290
Unrated	76		115	–		–	191

Total	3,896		292	28,356	(3)	964	33,508

(1)Excludes loans to subsidiaries of € 22,848 million (2012: € 29,709 million).

(2)Includes NAMA senior bonds which do not have an external credit rating and to which the Group has attributed a rating of BBB+ (2012 :BBB+) i.e. the external rating of the Sovereign.

(3)Includes supranational banks and government agencies.

*Forms an integral part of the audited financial statements
178

3.8 Parent company risk information – Credit risk (continued)

Leveraged debt by geographic location and industy sector*

Leveraged lending (including the financing of management buy-outs, buy-ins and private equity buy-outs) is conducted primarily through specialist lending teams. The leveraged loan book is held as part of the loans and receivables to customers portfolio. Specific impairment provisions of € 0.5 million (2012: € 29 million) are currently held against impaired exposures of € 14 million (2012: € 60 million). The unfunded element below includes off-balance sheet facilities and the undrawn element of facility commitments. The portfolio continues to reduce, in large part due to AIB’s deleveraging activities.

	2013		2012

Leveraged debt by geographic location	Funded € m	Unfunded € m	Funded € m	Unfunded € m

United Kingdom	44	3	84	24
Rest of Europe	20	1	39	4
United States of America	52	20	154	50
Rest of World	–	–	31	–

	116	24	308	78

			2013	2012
Funded leveraged debt by industry sector*			€ m	€ m

Agriculture			–	–
Property and construction			–	–
Distribution			22	62
Energy			_	28
Financial			–	5
Manufacturing			38	117
Transport			26	6
Other services			30	90

			116	308

*Forms an integral part of the audited financial statements
179

Risk management - 3. Individual risk types

3.8 Parent company risk information – Liquidity risk (continued)

Financial assets and financial liabilities by contractual residual maturity*

						2013

	Repayable on demand € m	3 months or less but not repayable on demand € m	1 year or less but over 3 months € m	5 years or less but over 1 year € m	Over 5 years € m	Total € m

Financial assets
Financial assets of disposal groups(1)(3)	–	–	–	–	28	28
Trading portfolio financial assets(1)	–	–	–	–	1	1
Derivative financial instruments(2)	–	63	155	945	490	1,653
Loans and receivables to banks(3)	23,841	20	2	–	–	23,863
Loans and receivables to customers(3)	29,126	531	2,590	4,818	5,876	42,941
NAMA senior bonds(4)	–	15,598	–	–	–	15,598
Financial investments available for sale(1)	3	246	937	11,357	7,506	20,049
Other financial assets	–	473	–	–	–	473

	52,970	16,931	3,684	17,120	13,901	104,606

Financial liabilities
Deposits by central banks and banks	7,683	10,486	143	10,800	–	29,112
Customer accounts	25,593	18,870	6,157	2,490	2	53,112
Derivative financial instruments(2)	–	139	148	1,031	1,086	2,404
Debt securities in issue(5)	–	75	753	2,443	–	3,271
Subordinated liabilities and other capital instruments	–	–	–	1,316	36	1,352
Other financial liabilities	279	–	–	–	–	279

	33,555	29,570	7,201	18,080	1,124	89,530

						2012

	Repayable on demand € m	3 months or less but not repayable on demand € m	1 year or less but over 3 months € m	5 years or less but over 1 year € m	Over 5 years € m	Total € m

Financial assets
Financial assets of disposal groups(1)(3)	237	–	17	26	195	475
Trading portfolio financial assets(1)	–	2	–	15	5	22
Derivative financial instruments(2)	–	202	261	1,270	1,035	2,768
Loans and receivables to banks(3)	16,794	5,373	1,140	7,734	247	31,288
Loans and receivables to customers(3)	24,195	5,326	3,540	5,224	10,031	48,316
NAMA senior bonds(4)	–	17,082	–	–	–	17,082
Financial investments available for sale(1)	4	157	637	7,912	6,119	14,829
Other financial assets	–	418	–	–	–	418

	41,230	28,560	5,595	22,181	17,632	115,198

Financial liabilities
Deposits by central banks and banks	7,179	17,973	2,219	11,948	70	39,389
Customer accounts	21,653	16,326	8,343	2,412	17	48,751
Derivative financial instruments(2)	–	171	223	1,266	1,881	3,541
Debt securities in issue(5)	–	2,368	–	2,774	–	5,142
Subordinated liabilities and other capital instruments	–	–	–	1,237	34	1,271
Other financial liabilities	330	–	–	–	–	330

	29,162	36,838	10,785	19,637	2,002	98,424

(1)Excluding equity shares.

(2)Shown by maturity date of contract.

(3)Shown gross of provisions for impairment and unearned income.

(4))New notes will be issued at each maturity date, with the next maturity date being 1 March 2014. Upon maturity, the issuer has the option to settle in cash or issue new notes and to date has issued new notes.

(5)Includes Nil securities issued to subsidiary companies in 2013 and € 46 million issued to subsidiary companies in both 2012 and 2011.

The balances shown above for Allied Irish Banks, p.l.c. include exposures to subsidiary undertakings.

*Forms an integral part of the audited financial statements
180

3.8 Parent company risk information – Liquidity risk (continued)

Financial liabilities by undiscounted contractual maturity – contingent liabilities and commitments*

The undiscounted cash flows potentially payable under guarantees and similar contracts, included below within contingent liabilities, are classified on the basis of the earliest date they can be called. The Company is only called upon to satisfy a guarantee when the guaranteed party fails to meet its obligations. The Company expects that most guarantees it provides will expire unused.

The Company has given commitments to provide funds to customers under undrawn facilities. The undiscounted cash flows have been classified on the basis of the earliest date that the facility can be drawn. The Company does not expect all facilities to be drawn, and some may lapse before drawdown.

						2013

	Payable on demand € m	3 months or less but not repayable on demand € m	1 year or less but over 3 months € m	5 years or less but over 1 year € m	Over 5 years € m	Total € m

Contingent liabilities(1)	924	–	–	–	–	924
Commitments	7,154	–	–	–	–	7,154

	8,078	–	–	–	–	8,078

						2012

	Payable on demand € m	3 months or less but not repayable on demand € m	1 year or less but over 3 months € m	5 years or less but over 1 year € m	Over 5 years € m	Total € m

Contingent liabilities(1)	1,095	–	–	–	–	1,095
Commitments	7,690	–	–	–	–	7,690

	8,785	–	–	–	–	8,785

(1)Included in exposure are amounts relating to Group subsidiaries of Nil (2012: € 27 million).

*Forms an integral part of the audited financial statements
181

Risk management - 3. Individual risk types

3.8 Parent company risk information – Market risk profile

Market risk profile*

The following table sets out the VaR for Allied Irish Banks, p.l.c. at 31 December 2013 and 31 December 2012:

	VaR (trading book)		VaR (banking book)		Total VaR

	2013 € m	2012 € m	2013 € m	2012 € m	2013 € m	2012 € m

Interest rate risk
1 day holding period:
Average	0.1	0.2	1.4	4.5	1.4	4.6
High	0.6	0.4	3.8	7.7	3.8	7.7
Low	–	0.1	1.0	2.0	0.9	2.0
31 December	0.2	0.2	2.9	2.2	2.7	2.2

The following table sets out the VaR for foreign exchange rate and equity risk for the years ended 31 December 2013 and 31 December 2012:

	Foreign exchange rate risk		Equity risk

	VaR (trading book)		VaR (trading book)
	2013 € m	2012 € m	2013 € m	2012 € m

1 day holding period:
Average	–	0.1	0.4	0.5
High	0.3	0.3	0.7	0.7
Low	–	–	–	0.4
31 December	–	–	–	0.4

*Forms an integral part of the audited financial statements
182

Governance and oversight

Governance and oversight – 1. The Board and Executive Officers

Certain information in respect of the Directors and Executive Officers is set out below.

David Hodgkinson – Chairman – Non-Executive Director

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

Mr Hodgkinson joined the Board as Executive Chairman on 27 October 2010 and became Non-Executive Chairman with effect from 12 December 2011. He has been a member of the Remuneration Committee and Nomination and Corporate Governance Committee since January 2011. (Age 63)

Simon Ball BSc (Economics), FCA – Non-Executive Director and Nomination and Corporate Governance Committee Chairman

Mr Ball is currently the Non-Executive Deputy Chairman and Senior Independent Director of Cable & Wireless Communications plc, a Non-Executive Director of Tribal Group plc, and a Non-Executive Director of Commonwealth Games England. Prior to this, Mr Ball served as Group Finance Director of 3i Group plc and the Robert Fleming Group, held a series of senior finance and operational roles at Dresdner Kleinwort Benson, and was Director General, Finance for the HMG Department for Constitutional Affairs. Mr Ball joined the Board in October 2011 and has been a member of the Board Risk Committee since November 2011 and a member of the Nomination and Corporate Governance Committee since February 2013. He was appointed Chairman of the Nomination and Corporate Governance Committee in June 2013. (Age 53)

Bernard Byrne* FCA – Director Personal, Business and Corporate Banking

Mr Byrne joined AIB in May 2010 as Group Chief Financial Officer and member of the Leadership Team. He took up the role of Director of Personal & Business Banking in May 2011. He was appointed to his current post in July 2012 when responsibility for corporate clients was added to the role. He began his career as a Chartered Accountant with PricewaterhouseCoopers (PwC) in 1988 and joined ESB International in 1994, where he was the Commercial Director for International Investments. In 1998, he took up the post of Finance Director with IWP International plc. He moved to ESB in 2004 where he held the post of Group Finance and Commercial Director until he left to join AIB. Mr Byrne joined the Board in June 2011. He was appointed Non-Executive Director of EBS Limited in July 2011. (Age 45)

David Duffy* B.B.S., MA – Chief Executive Officer

Mr Duffy joined AIB in December 2011 as Chief Executive Officer and Chair of the Leadership Team. He has held a number of senior roles in the international banking industry including, most recently, the position of Chief Executive Officer at Standard Bank International covering Asia, Latin America, the UK and Europe. He was previously Head of Global Wholesale Banking Network of ING Group and President and Chief Executive Officer of the ING franchises in the US and Latin America. He worked with Goldman Sachs International in various senior positions including Head of Human Resources Europe. Mr Duffy joined the Board in December 2011. (Age 52)

Peter Hagan BSc, Dip BA – Non-Executive Director

Mr Hagan is former Chairman and CEO of Merrill Lynch’s US commercial banking subsidiaries, he was also a director of Merrill Lynch International Bank (London), Merrill Lynch Bank (Swiss), ML Business Financial Services and FDS Inc. Over a period of 35 years he has held senior positions in the international banking industry, including as Vice Chairman and Representative Director of the Aozora Bank (Tokyo, Japan). During 2011 and until Sept 2012, he was a director of each of the US subsidiaries of IBRC. He is presently a consultant in the fields of financial service litigation and regulatory change. He is currently a Director and Treasurer of 170 East 70th Corp. and a Director of the Thomas Edison State College Foundation. Mr Hagan joined the Board in July 2012 and is a member of the Board Risk Committee, Nomination and Corporate Governance Committee and the Remuneration Committee. (Age 65)

Tom Foley BComm, FCA – Non-Executive Director

Mr Foley is a former Executive Director of KBC Bank Ireland and has held a variety of senior management and board positions with KBC, including in Corporate Finance, Treasury, Business Banking, Private and Mortgage Banking as well as KBC’s UK Division. He was a member of the Nyberg Commission of Investigation into the Banking Sector during 2010 and 2011 and the Department of Finance (Cooney) Expert Group on Mortgage Arrears and Personal Debt during 2010. He qualified as a Chartered Accountant with PricewaterhouseCoopers (PwC) and is a former senior executive with Ulster Investment Bank and is a Non-Executive Director of BPV Finance (International) plc, and IntesaSanPaolo Life Limited. Mr Foley joined the Board in September 2012 and is a member of the Audit Committee and Remuneration Committee. He was appointed Non-Executive Director of EBS Limited in November 2012. (Age 60)

Governance and oversight – 1. The Board and Executive Officers

Jim O’Hara – Non-Executive Director and Remuneration Committee Chairman

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

Dr Somers is former Chief Executive of the National Treasury Management Agency. He is Chairman of Goodbody Stockbrokers, a Non- Executive Director of Fexco Holdings Limited, Willis Group Holdings plc, Hewlett-Packard International Bank plc, the Institute of Directors, St. Vincent’s Healthcare Group Ltd, and President of the Ireland Chapter of the Ireland-US Council. He has previously held the posts of Secretary, National Debt Management, in the Department of Finance, and Secretary, Department of Defence. He is a former Chairman of the Audit Committee of the European Investment Bank and Director of the European Investment Bank and former Member of the EC Monetary Committee. Dr Somers was Chairman of the group that drafted the National Development Plan 1989-1993 and of the European Community group that established the European Bank for Reconstruction and Development. He was formerly a member of the Council of the Dublin Chamber of Commerce. He joined the Board in January 2010 as a nominee of the Minister for Finance under the Government’s National Pensions Reserve Fund Act 2000 (as amended) and has been Chairman of the Board Risk Committee since November 2010. (Age 71)

Dick Spring BA, BL – Non-Executive Director

Mr Spring is a former Tánaiste (Deputy Prime Minister) of the Republic of Ireland, Minister for Foreign Affairs and leader of the Labour Party. He is a Non-Executive Director of Fexco Holdings Ltd., Repak Ltd, The Realta Global Aids Foundation Ltd and Chairman of the Diversification Strategy Fund p.l.c He is Chairman of International Development Ireland Ltd., Altobridge Ltd. and Alder Capital Ltd. Mr Spring joined the Board in January 2009 as a nominee of the Minister for Finance under the CIFS Scheme. He has been a member of the Nomination and Corporate Governance Committee since April 2009 and the Board Risk Committee since November 2010. (Age 63)

Thomas Wacker MBA (International Business and Finance) - Non-Executive Director

Mr Wacker was a Non-Executive Director of the USA Rugby Board and is the former Chief Executive Officer of the International Rugby Board. He was a Non-Executive Director and former Chief Executive Officer of Belmont Advisors (UK) Limited and was a former Chief Executive of IFG Group plc’s offshore business and Non-Executive Director of the parent company. Prior to this, Mr Wacker held senior management roles with Royal Trust Company of Canada, Bank of Montreal, Citibank, and Citigroup Investment Banking Group. Mr Wacker joined the Board in October 2011 and has been a member of the Audit Committee since November 2011. (Age 70)

Catherine Woods BA, Mod (Econ) – Non-Executive Director and Audit Committee Chairman

Ms Woods is a Non-Executive Director of AIB Mortgage Bank, and Chairman of EBS Limited (from 12 February 2013). She is the Finance Expert on the adjudication panel established by the Government to oversee the rollout of the National Broadband scheme and is a former Vice President and Head of the European Banks Equity Research Team, JP Morgan, where her mandates included the recapitalisation of Lloyds’ of London and the re-privatisation of Scandinavian banks. Ms Woods is a former director of An Post, and a former member of the Electronic Communications Appeals Panel. She joined the Board in October 2010, has been a member of the Audit Committee and Board Risk Committee since January 2011, and was appointed Chairman of the Audit Committee in July 2011. (Age 51)

* Executive Directors

Board Committees

Information concerning membership of the Board’s Audit, Risk, Nomination and Corporate Governance, and Remuneration Committees is given in the Corporate Governance statement on pages 189 to 200.

Executive Officers (in addition to Executive Directors above)

Helen Dooley LLB – Group General Counsel

Ms Dooley was appointed to her current role and the Leadership Team in October 2012, having previously held the role of Head of Legal in EBS Limited. Prior to this, she held a number of other senior roles in EBS including Head of Regulatory Compliance and Company Secretary. Ms Dooley began her career in 1992 working principally as a banking and restructuring lawyer with Wilde Sapte solicitors in London, moving to Hong Kong in 1998 to work for Johnson Stokes & Master solicitors and returning to Ireland in 2001 to work for A&L Goodbody solicitors. (Age 45)

Governance and oversight – 1. The Board and Executive Officers

Enda Johnson – Head of Corporate Affairs and Strategy

Mr Johnson joined AIB as Head of Strategy in May 2012 and was appointed to his current role and the Leadership Team in July 2012. He worked previously as a senior analyst with the National Treasury Management Agency, including a secondment at the Department of Finance. Before joining the National Treasury Management Agency in 2010, he worked with Merrill Lynch for seven years in New York, London and California, in their investment banking and equity capital markets divisions. Mr Johnson has a Bachelor of Arts degree in Economics and Bachelor of Science degree in Engineering from Brown University. (Age 34)

Orlagh Hunt BA, FCIPD – Group HR Director

Ms Hunt was appointed to her current role and the Leadership Team in September 2012. She joined AIB from RSA (formerly Royal & Sun Alliance) where she was Group HR and Customer Director, based in London with responsibility for driving the HR agenda in 28 countries across the UK, Asia, Middle East, Latin America and Canada. Ms Hunt began her career in HR with Tesco and moved subsequently to Walker Snack Foods. She was appointed Head of Human Resources at AXA Life Assurance in 2000 prior to joining RSA in 2003. (Age 41)

Fergus Murphy BSc (Mgt), MA, DABS, AMCT, FIBI – Director of Products

Mr Murphy was appointed to the Leadership Team in July 2011, in his former role as Managing Director of EBS Limited, following the acquisition of EBS by AIB, and was subsequently appointed Group Services and Transformation Director in December 2011. He was appointed to his current role in July 2012. Before joining EBS Building Society as Chief Executive in January 2008, he held a number of senior positions including Chief Executive of ACC Bank plc, Chief Executive of Rabobank Asia, Global Treasurer and Global Head Investment Book Rabobank International and Managing Director of Rabobank Ireland plc. He is former Chairman of Financial Services Ireland. (Age 49)

Brendan O’Connor BA, MBA – Head of Financial Solutions Group

Mr O’Connor was appointed to his current role and the Leadership Team in February 2013. He joined AIB in 1984. From 1988 to 2009 he worked in AIB Group Treasury in New York and Dublin before moving to AIB Corporate Banking in 2009. He has held a number of senior roles throughout the organisation including Head of AIB Global Treasury Services and Head of Corporate Banking International. Prior to his most recent appointment he was Head of AIB Business Banking. (Age 48)

Peter Rossiter BBS, FCA – Chief Risk Officer

Mr Rossiter was appointed to his current role and the Leadership Team in May 2012. He joined AIB from Irish Bank Resolution Corporation Ltd (IBRC) where he was Chief Risk Officer since November 2009. Previously, he spent 27 years with Citigroup in a range of roles, including senior risk positions in Warsaw, Moscow, Istanbul, London and Brussels. (Age 57)

Steve Reid FCIOBS, MSFA – Managing Director, AIB Group (UK) plc

Mr Reid was appointed to his current role and the Leadership Team in July 2013. Prior to this he worked with National Australia Group Europe where he held a number of senior roles including Retail Banking Director. He also held a number of senior roles in Barclays and Woolwich banks during a career spent exclusively in financial services. (Age 50)

Myles O’Grady FCCA – Acting Chief Financial Officer

Mr O’Grady joined AIB in June 2006 and was appointed to his current role in August 2013. Prior to his current role he held positions in AIB as Group Financial Controller and Head of Financial Strategy and Planning. Before joining AIB, he held a number of senior finance and business restructuring positions in Bord Gais Energy and Citibank. In the early part of his career, Mr O’Grady worked for Dresdner Kleinwort Benson and AIB in a range of financial control roles. (Age 44)

Governance and oversight - 2. Report of the Directors for the year ended 31 December 2013

The Directors of Allied Irish Banks, p.l.c. (‘the Company’) present their report and the audited financial statements for the year ended 31 December 2013. A Statement of the Directors’ responsibilities in relation to the financial statements is shown on page 403.

Results

The Group’s loss attributable to the ordinary shareholders of the Company amounted to € 1,597 million and was arrived at as shown in the consolidated income statement on page 236.

Dividend

There was no dividend paid to ordinary shareholders in 2013.

Going concern

The financial statements for the year ended 31 December 2013 have been prepared on a going concern basis as the Directors are satisfied, having considered the risks and uncertainties impacting the Group, that it has the ability to continue in business for the period of assessment.

In making its assessment, the Directors have considered a wide range of information relating to present and future conditions. These have included financial plans prepared in November 2013 covering the period 2014 to 2016, the restructuring plan submitted to the European Commission in September 2012, liquidity and funding forecasts, and capital resources projections, all of which have been prepared under base and stress scenarios. In addition, the Directors have considered the commitment of support provided to AIB by the Irish Government. Furthermore, the Directors have considered the outlook for the Irish, the eurozone and UK economies.

Credit Institutions (Stabilisation) Act 2010

The Directors have a duty to have regard to the matters set out in the Credit Institutions (Stabilisation) Act 2010 (‘the Act’). This duty is owed by the Directors to the Minister for Finance of Ireland (‘the Minister’) on behalf of the State and, to the extent of any inconsistency, takes priority over any other duties of the Directors. Under the terms of the Act, the Minister may, in certain circumstances, direct the Company to undertake actions, which may impact on the pre-existing legal and contractual rights of shareholders. Such directions may include the dis-application of shareholder pre-emption rights, an increase in the Company’s authorised share capital, the issue of shares to the Minister or to another person nominated by the Minister, or amendments to the Company’s Memorandum and Articles of Association.

Capital

Information on the structure of the Company’s share capital, including the rights and obligations attaching to each class of shares, is set out in note 41 and in the Schedule on pages 407 and 411 to 413.

On 13 May 2013, arising from the non-payment of a dividend amounting to € 280 million on the 2009 Preference Shares, the NPRFC became entitled to bonus shares in lieu and the Company issued 4,144,055,254 new ordinary shares by way of a bonus issue to the NPRFC.

As at 31 December 2013, some 35.7 million shares (0.007% of issued ordinary shares), purchased in previous years were held as Treasury Shares; see note 42.

Accounting policies

The principal accounting policies, together with the basis of preparation of the financial statements, are set out on pages 209 to 235.

Review of activities

The Statement by the Chairman on page 4 to 5 and the review by the Chief Executive Officer on pages 6 to 8 and the Management Report on pages 23 to 46 contain a review of the development of the business of the Company during the year, of recent events, and of likely future developments.

Directors

There were no changes to the Board during 2013.

The names of the Directors, together with a short biographical note on each Director, are shown on pages 184 to 185.

The appointment and replacement of Directors, and their powers, are governed by law and the Articles of Association, and information on these is set out on pages 408 to 409.

Governance and oversight – 2. Report of the Directors for the year ended 31 December 2013

Directors’ and Secretary’s Interests in the Share Capital

The interests of the Directors and Secretary in the share capital of the Company are shown in note 53.

Directors’ Remuneration

The Company’s policy with respect to Directors’ remuneration is included in the Corporate Governance Statement on page 196. Details of the total remuneration of the Directors in office during 2013 and 2012 are shown in note 53.

Substantial Interests in the Share Capital

The following substantial interests in the Ordinary Share Capital (excluding shares held as Treasury Shares) had been notified to the Company at 13 May 2013:

– National Pensions Reserve Fund Commission 99.8%

Corporate Governance

The Directors’ Corporate Governance Statement appears on pages 189 to 200 and forms part of this Report. Additional information is included in the Schedule to the Report of the Directors on pages 407 to 409.

Political Donations

The Directors have satisfied themselves that there were no political contributions during the year, which require disclosure under the Electoral Act 1997.

Books of Account

The measures taken by the Directors to secure compliance with the Company’s obligation to keep proper books of account are the use of appropriate systems and procedures, including those set out in the Internal Control section of the Corporate Governance Statement on pages 198 and 199, and the employment of competent persons. The books of account are kept at the Company’s Registered Office, Bankcentre, Ballsbridge, Dublin 4, Ireland; at the principal offices of the Company’s main subsidiary companies, as shown on page 432; and at the Company’s other principal offices, as shown on those pages.

Principal Risks and Uncertainties

Information concerning the principal risks and uncertainties facing the Company, as required under the terms of the European Accounts Modernisation Directive (2003/51/EEC) (implemented in Ireland by the European Communities (International Financial Reporting Standards and Miscellaneous Amendments) Regulations 2005), is set out in the Risk Management section on pages 61 to 66.

Branches outside the State

The Company has established branches, within the meaning of EU Council Directive 89/666/EEC (implemented in Ireland by the European Communities (Branch Disclosures) Regulations 1993), in the United Kingdom and the United States of America.

Auditor

The Auditor, Deloitte & Touche, has signified willingness to continue in office in accordance with Section 160(2) of the Companies Act 1963.

Following the completion of the tender process to appoint an Auditor in 2013, the Board recommended that Deloitte & Touche be appointed as Auditor of the Group. This recommendation was approved by the Shareholders at the 2013 Annual General Meeting on 20 June 2013 and Deloitte & Touche took office effective from that date.

David Hodgkinson

Chairman

David Duffy

Chief Executive Officer

4 March 2014

Governance and oversight – 3. Corporate Governance statement

Corporate Governance practices

Allied Irish Banks, p.l.c. (“AIB”) is subject to the provisions of the Central Bank of Ireland’s Corporate Governance Code for Credit Institutions and Insurance Undertakings (‘the Central Bank Code’)(the Central Bank Code is available on www.centralbank.ie), including compliance with requirements which specifically relate to ‘major/high impact institutions’, which imposes minimum core standards upon all credit institutions and insurance undertakings licensed or authorised by the Central Bank of Ireland.

AIB believes it has robust governance arrangements, which include a clear organisational structure with well defined, transparent and consistent lines of responsibility, effective processes to identify, manage, monitor and report the risks to which it is or might be exposed, and adequate internal controls, including sound administrative and accounting procedures, IT systems and controls. The system of governance is subject to regular internal review.

AIB’s corporate governance practices also reflect Irish company law and, in relation to the UK businesses, UK company law, the Listing Rules of the Enterprise Securities Market of the Irish Stock Exchange, and certain provisions of the US Sarbanes Oxley Act of 2002.

The Board of Directors

The Board is responsible for corporate governance, encompassing leadership, direction and control of AIB and its subsidiaries (collectively referred to as ‘AIB’ or the ‘Group’), and is accountable to shareholders for financial performance. There is a comprehensive range of matters specifically reserved for decision by the Board. At a high level these include:

–	appointing the Chairman, Chief Executive Officer, and Senior Executives, and addressing related succession planning;
–	determining the Group’s strategic objectives;
–	monitoring progress towards achievement of the Group’s objectives, and overseeing the management of the business, including control systems and risk management; and
–	approving annual operating and capital budgets, major acquisitions and disposals, and monitoring and reviewing financial performance.

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

The Board receives regular updates on the Group’s risk profile through the Chief Executive Officer’s monthly report, and relevant updates from the Chairman of the Board Risk Committee. An overview of the Committee’s activities is detailed on pages 194 and 195.

The Board is also responsible for endorsing the appointment of individuals who may have a material impact on the risk profile of the Group and monitoring on an ongoing basis their appropriateness for the role. The removal from office of the head of a ’Control Function’, as defined in the Central Bank Code, is also subject to Board approval.

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

Governance and oversight - 3. Corporate Governance statement

Chief Executive Officer

The Chief Executive Officer is responsible for the day-to-day running of the Group, ensuring an effective organisation structure, the appointment, motivation and direction of senior executive management, and for the operational management of all the Group’s businesses. Mr David Duffy was appointed Chief Executive Officer on 12 December 2011.

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

The Board held eleven scheduled meetings during 2013, and four additional out-of-course meetings or briefings. Attendance at Board meetings and meetings of Committees of the Board is reported on below. During a number of Board meetings, the Non-Executive Directors met in the absence of the Executive Directors, in accordance with good governance standards. In addition to their attendance at Board and Committee meetings, Non-Executive Directors attended Board meetings of AIB Group (UK) p.l.c., AIB Mortgage Bank and EBS Limited and held consultative meetings with the Chairman.

Board membership

It is the policy of the Board that a majority of the Directors should be Non-Executive. At 31 December 2013, there were 9 Non-Executive Directors and 2 Executive Directors. The Board deems the appropriate number of Directors to meet the requirements of the business to be between 10 and 14. Non-Executive Directors are appointed so as to maintain an appropriate balance on the Board, and to ensure a sufficiently wide and relevant mix of backgrounds, skills and experience to provide strong and effective leadership and appropriate challenge to executive management.

The names of the Directors, with brief biographical notes, are shown on pages 184 and 185.

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

Performance evaluation

During 2013, the Board undertook an internal evaluation of its performance, which involved completion of questionnaires by Directors, one-to-one discussions between the Chairman and each Director, presentation of the overall findings to the Board for its consideration and action, and development of objectives for the Board for the following year. The evaluation covers areas such as strategy setting and oversight of execution, stewardship, Board process and performance against objectives, Board composition and professional development.

In accordance with corporate governance best practice, the Board has commissioned an external service provider to undertake an independent review of the performance of the Board during the first half of 2014.

The Chairman meets annually with each Director individually to review their performance. These reviews include discussion of, inter alia, the Directors’ individual contributions and performance at the Board and relevant Board Committees, the conduct of Board meetings, the performance of the Board as a whole and its committees, compliance with the Director-specific provisions of the Central Bank Code, the requirements of the Central Bank of Ireland’s Fitness and Probity Regulations, and other specific matters which the Chairman and/or Directors may wish to raise. Attendance at Board and Committee meetings is one of a number of important factors considered in evaluating Directors’ performance, and a table showing each Board Member’s attendance at such meetings is shown below and separately within the commentary on each of the Board Committees on the following pages.

Attendance at scheduled Board and Board Committee Meetings
Name	Board		Audit Committee		Board Risk Committee		Remuneration Committee		Nomination and Corporate Governance Committee
Directors	A	B	A	B	A	B	A	B	A	B
Simon Ball	11	11			11	11			6	6
Bernard Byrne	11	11
David Duffy	11	10
Tom Foley	11	11	11	11			8	8
Peter Hagan	11	11			11	11	8	8	10	10
David Hodgkinson	11	11					8	8	10	10
Jim O’Hara	11	11	11	11			8	8	10	10
Dr Michael Somers	11	11			11	11			6	5
Dick Spring	11	11			11	11			10	9
Tom Wacker	11	11	11	11
Catherine Woods	11	11	11	11	11	11

Column A indicates the number of scheduled meetings held during 2013 which the Director was eligible to attend; Column B indicates the number of meetings attended by each Director during 2013. The Board held eleven scheduled meetings during 2013, and four additional out-of-course meetings or briefings.

Terms of appointment

Non-Executive Directors are generally appointed for a three-year term, with the possibility of renewal for a further three years; the term may be further extended, in exceptional circumstances, on the recommendation of the Nomination and Corporate Governance Committee.

Mr Dick Spring was appointed Non-Executive Director in 2009 as a nominee of the Minister for Finance under the Irish Government’s Credit Institutions (Financial Support) Scheme 2008 (S.I. No. 411 of 2008). Dr Michael Somers was appointed Non-Executive Director in 2010 as a nominee of the Minister for Finance under the Irish Government’s National Pensions Reserve Fund Act 2000 (as amended) for a three year term to 31 December 2012. Dr Somers was reappointed a Non-Executive Director, under the same regime, for a further period of one year with effect from 1 January 2013, and for a further two years with effect from 1 January 2014.

Following appointment, in accordance with the requirements of the Articles of Association, Directors are required to retire at the next Annual General Meeting (“AGM”), and may go forward for reappointment, and are subsequently required to make themselves available for re-appointment at intervals of not more than three years. Since 2005, all Directors have retired from office at the AGM and have offered themselves for reappointment with the exception of Messrs Somers and Spring. Under the terms of the Government’s preference share investment, Messrs Somers and Spring are not required to stand for election or regular re-election by shareholders.

Letters of appointment, as well as dealing with appointees’ responsibilities, stipulate that a specific time commitment is required from Directors. A copy of the standard terms of the letter of appointment of Non-Executive Directors is available on request from the Company Secretary.

The Board has determined that all Non-Executive Directors in office in December 2013, namely Mr Simon Ball, Mr Tom Foley, Mr Peter Hagan, Mr David Hodgkinson, Mr Jim O’Hara, Dr Michael Somers, Mr Dick Spring, Mr Tom Wacker and Ms Catherine Woods are independent in character and judgement and free from any business or other relationship with the Company or the Group that could affect their judgement. In 2011, the Central Bank of Ireland confirmed that Messrs Somers and Spring should be considered independent for the purposes of the Central Bank Code.

Induction and professional development

There is an induction process for new directors. Its content varies between Executive and Non-Executive Directors. In respect of the latter, the induction is designed to familiarise Non-Executive Directors with the Group and its operations, and comprises the provision of relevant briefing material, including details of the Group’s strategic and operational plans, and a programme of meetings with the Chief Executive Officer and the Senior Management of businesses and support and control functions. A programme of targeted and continuous professional development is in place for Non-Executive Directors.

Governance and oversight - 3. Corporate Governance statement

Board Committees

The Board is assisted in the discharge of its duties by a number of Board Committees, whose purpose it is to consider, in greater depth than would be practicable at Board meetings, matters for which the Board retains responsibility. The composition of such Committees is reviewed annually by the Board. A description of these Committees, each of which operates under Terms of Reference approved by the Board, and their membership, is given later in this section. The minutes of all meetings of Board Committees are circulated to all Directors, for information, with their Board papers, and are formally noted by the Board. This provides an opportunity for Directors who are not members of those Committees to seek additional information or to comment on issues being addressed at Committee level. The Terms of Reference of the Audit Committee, the Board Risk Committee, the Nomination and Corporate Governance Committee and the Remuneration Committee are available on AIB’s website: www.aibgroup.com. In carrying out their duties, the Board Committees are entitled to take independent professional advice, at the Group’s expense, where deemed necessary or desirable by the Committee Members.

Audit Committee

Current Members: Ms Catherine Woods, Chairman; Mr Tom Foley; Mr Jim O’Hara; Mr Tom Wacker.

Member attendance during 2013:		A	B
Tom Foley	Current Member	11	11
Jim O’Hara	Current Member	11	11
Tom Wacker	Current Member	11	11
Catherine Woods	Current Member	11	11

Column A indicates the number of Committee meetings held during 2013; Column B indicates the number of meetings attended by each Member during 2013.

The Audit Committee comprises four Non-Executive Directors whom the Board has determined have the collective skills and relevant financial experience to enable the Committee to discharge its responsibilities. The Audit Committee has oversight responsibility for:

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

These responsibilities are discharged through its meetings with and receipt of reports from management, the Auditor, the Chief Financial Officer, the Group Internal Auditor, the Chief Risk Officer and the Head of Compliance. In addition, the following attend the Committee’s meetings by invitation: the Auditor, the Acting Chief Financial Officer, the Chief Risk Officer, the Group Internal Auditor, and the Head of Compliance. Other senior executives also attend by invitation where appropriate.

The Sarbanes-Oxley Act requires that the Audit Committee membership includes an “audit committee finance expert”, as defined in related SEC rules. The Board has determined that Ms Catherine Woods is an “independent audit committee financial expert” for these purposes. Ms Woods has accepted this determination on the understanding that she has not thereby agreed to undertake additional responsibilities beyond those of a member and Chairman of the Audit Committee.

During 2013, the Audit Committee met on eleven occasions. The following, whilst not intended to be exhaustive, is a summary of the activities undertaken by the Committee in the discharge of its responsibilities. The Committee:

–	reviewed the Group’s annual and interim financial statements prior to approval by the Board, including: the Group’s accounting policies and practices; the minutes of the Group Disclosure Committee (an Executive Committee whose role is to ensure the compliance of AIB Group financial information with legal and regulatory requirements prior to external publication); reports on compliance; effectiveness of internal controls; and the findings, conclusions and recommendations of the Auditor and Group Internal Auditor;
–	in the context of reviewing the financial statements, the Committee engaged with management in respect of accounting matters, the most significant of which related to:
–	the assessment that the preparation of the financial statements on a going concern basis remained appropriate;
–	the level of provisions for impairment of loans and receivables as at 31 December 2013 represented management’s best estimates of the losses incurred at that date;
–	the basis of recognition of Deferred Tax Assets in Ireland and the UK; and
–	the adoption of new accounting standards during 2013, including International Accounting Standard 19 Employee Benefits (Revised).

A detailed analysis of the significant matters is provided in the critical accounting policies and estimates (on pages 50 to 53). In addition, the following matters were also considered: the enhancement of an accounting policy with regard to the acquisition of a subsidiary exclusively with a view to resale, the impact of new operating segments, other areas where management judgement was important to the results and financial position of the Group. Following review of reports from, and discussions with, management the Committee satisfied itself that the estimates, judgements and disclosures were appropriate and in compliance with financial reporting standards. The Committee also:

–	received reports from the Auditor on their work;
–	provided advice to the Board in respect of the Annual Financial Report, confirming that the Committee is satisfied that the annual report and accounts for the year ended 31 December 2013, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Company’s performance, business model and strategy;
–	reviewed the scope of the independent audit, and the findings, conclusions and recommendations of the Auditor;
–	satisfied itself through regular reports from the Group Internal Auditor, the Acting Chief Financial Officer, the Chief Risk Officer, the Auditor and the Head of Compliance that the system of internal controls over financial reporting was effective;
–	received regular updates from Group Internal Audit, including monthly reports detailing Internal Audit reports issued during the previous month, control issues identified and related remediating actions, and rolling quarterly updates on related progress;
–	received rolling updates from the Chief Risk Officer and the Head of Compliance to satisfy itself that the Group was in compliance with all regulatory and compliance obligations and considered key developments and emerging issues, the operation of the Speak-Up process and key interactions with regulators in the various jurisdictions;
–	reviewed the minutes of all meetings of subsidiary companies’ Audit Committees, requesting and receiving further clarification on issues when required, and met with, and received annual reports from, the subsidiary Audit Committee chairmen; and
–	held formal confidential consultations during the year separately with the Auditor, the Acting Chief Financial Officer, the Chief Risk Officer and the Group Internal Auditor, in each case with only Non-Executive Directors present.

Internal Audit

The Committee provided assurance regarding the independence and performance of the Group Internal Audit function, and considered and approved the Internal Audit annual audit plan and the adequacy of resources allocated to the function. The Committee is responsible for making recommendations in relation to the Group Internal Auditor, including appointment, replacement, and remuneration, in conjunction with the Remuneration Committee, and confirming the Group Internal Auditor’s independence. The Committee met with the Group Internal Auditor in confidential session once during 2013, in the absence of management. The Chairman of the Committee, Ms Catherine Woods, met with the Group Internal Auditor between scheduled meetings of the Committee throughout the year to discuss forthcoming agendas for Committee meetings and material issues arising. The Group Internal Auditor has unrestricted access to the Chairman of the Audit Committee.

External Audit

The Committee provided oversight in relation to the Auditor’s effectiveness and relationship with the Group, including agreeing the Auditor’s terms of engagement, remuneration, and considering audit plans, and monitoring the independence and objectivity of the Auditor, including approving, within pre-determined limits approved by the Board, the range and nature of non-audit services provided and related fees (see note 16 on page 263). The Committee considered and agreed the detailed audit plan in respect of the annual and interim financial statements, and the Auditor’s findings, conclusions and recommendations arising from the interim review and annual audit. The Committee, through consideration of the work undertaken, and based on feedback received from management in respect of the audit process, satisfied itself with regard to the Auditor’s effectiveness. The Committee met with the Auditor in confidential session twice during 2013, in the absence of management, and the Chairman of the Committee, Ms Catherine Woods, met with the Auditor between scheduled meetings of the Committee to discuss material issues arising.

External Audit Tender

To ensure good corporate governance and at the request of the Board, the Committee undertook an external audit tender for the 2013 Audit. Notifications seeking expressions of interest from suitably qualified accounting firms were placed in the press during the second half of 2012, and the Committee established an Audit Tender Selection Committee, which comprised Ms Catherine Woods, Non-Executive Director and Chairman of the Audit Committee, Mr Tom Foley, Non-Executive Director and Member of the Audit Committee, Mr Bernard Byrne, Executive Director, the Acting Chief Financial Officer, the Chief Risk Officer, the Chief Operating Officer, the Group Internal Auditor and the Head of Finance, AIB Group (UK) p.l.c.

The Audit Tender Selection Committee, with the technical support of Finance and Procurement, received and evaluated proposals and presentations from firms which had submitted tenders. In March 2013, the Committee and Board considered the deliberations of the Audit Tender Selection Committee, including, inter alia, the tenure of the incumbent Auditor, KPMG, and concluded that a change of Auditor was appropriate. Accordingly, the approval of shareholders was received at the 2013 Annual General Meeting to appoint Deloitte & Touche as Auditor to the Company.

The reports of KPMG on the Company’s financial statements for the previous two fiscal years, 2012 and 2011, did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

In connection with the audits of the Company’s financial statements for each of the two fiscal years ended December 31, 2012 and 2011, there were no disagreements with KPMG on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the satisfaction of KPMG would have caused KPMG to make reference to the matter in their report. The Company has requested KPMG to furnish it a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements, and, if not, stating the respects in which it does not agree. A copy of that letter, dated 25 April 2014 is filed as Exhibit 15.1 to this Form 20-F.

193

Governance and oversight - 3. Corporate Governance statement

Board Risk Committee

Current Members: Dr Michael Somers, Chairman; Mr Simon Ball; Mr Peter Hagan, Mr Dick Spring; and Ms Catherine Woods.

Member attendance during 2013:		A	B
Simon Ball	Current member	11	11
Peter Hagan	Current member	11	11
Dr Michael Somers	Current member	11	11
Dick Spring	Current member	11	11
Catherine Woods	Current member	11	11

Column A indicates the number of Committee meetings held during 2013 which the Member was eligible to attend; Column B indicates the number of meetings attended by each Member during 2013.

The Board Risk Committee assists the Board in proactively fostering sound risk governance within the Group through ensuring that risks are appropriately identified and managed, and that the Group’s strategy is informed by, and aligned with, the Board approved risk appetite.

The Board Risk Committee comprises five Non-Executive Directors whom the Board has determined have the collective skills and relevant experience to enable the Committee to discharge its responsibilities. To ensure co-ordination of the work of the Board Risk Committee with the risk related considerations of the Audit Committee, the Chairman of the Audit Committee is also a member of the Board Risk Committee.

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

The responsibilities of the Committee are discharged through its meetings, receiving, commissioning and considering reports from the Chief Risk Officer, the Chief Credit Officer, the Acting Chief Financial Officer, the Group Internal Auditor and other members of management.

The following attend the Committee’s meetings by invitation: the Auditor, the Chief Executive Officer, the Acting Chief Financial Officer, the Chief Risk Officer, the Chief Credit Officer, and the Group Internal Auditor. Other senior executives also attend where appropriate.

During 2013, the Board Risk Committee met on eleven occasions. The following, while not intended to be exhaustive, is a summary of the key items considered, reviewed and/or approved or recommended by the Committee during the year:

–	monthly reports from the Chief Risk Officer which provided an overview of key risks including liquidity and funding, capital adequacy, credit risk, market risk, regulatory risk, business risk, and related mitigants;
–	periodic reports and presentations from management and the Chief Credit Officer regarding the credit quality, performance, provision levels and outlook of key credit portfolios within the Group;
–	items of a risk related nature, including:
(a)	the governance, organisational and delegated authority framework;
(b)	the risk appetite framework and risk appetite statement;
(c)	the funding and liquidity strategy and related stress tests;
(d)	risk frameworks and policies, including those relating to (i) credit risk, (ii) operational risk, (iii) financial risk, including market and pension risk, and (iv) compliance;
(e)	the code of conduct and conflict of interest policy for employees; and
(f)	capital planning, including consideration of the Group ICAAP reports and related firm wide stress test scenarios;
–	reports from management on a number of specific areas in order to ensure that appropriate management oversight and control was evident, including:
(a)	arrangements for dealing with customers in difficulty, including customer forbearance policies and debt settlement strategies;
(b)	significant operational risk events, potential risks, and the Group’s business continuity planning arrangements;
(c)	credit risk performance and trends, including days past due and monthly overview of significant credit transactions; and
(d)	regulatory developments and business preparedness for changes to regulatory codes and directives, including Consumer Protection Code, Code of Conduct on Mortgage Arrears, Single Euro Payment Area (SEPA), European Market Infrastructure Regulation, and Anti-Money Laundering/Financial Sanctions;

–	presentations from the individual businesses on their high level risks and related mitigants;
–	management’s plans and progress in meeting the actions required in the Central Bank of Ireland’s Risk Mitigation Programme; and
–	the Group’s Risk Management infrastructure including actions taken to strengthen the Group’s risk management governance, people skills and system capabilities, and to address the risk management related recommendations arising from the Central Bank of Ireland’s Supervisory Review and Evaluation Process.

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

Nomination and Corporate Governance Committee

Current Members: Mr Simon Ball, Chairman, (from 13 June 2013); Mr David Hodgkinson; Mr Jim O’Hara, Mr Peter Hagan; Dr Michael Somers (from 30 May 2013) and Mr Dick Spring.

Member attendance during 2013:		A	B
Simon Ball	Current member	6	6
Peter Hagan	Current member	10	10
David Hodgkinson	Current member	10	10
Jim O’Hara	Current member	10	10
Dr Michael Somers	Current member	6	5
Dick Spring	Current member	10	9

Column A indicates the number of Committee meetings held during 2013 which the Member was eligible to attend; Column B indicates the number of meetings attended by each Member during 2013.

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

The search for suitable candidates for the Board is a continuous process, and recommendations for appointment are made, based on merit and objective criteria, following an appraisal process and interviews. The Committee is also responsible for approving corporate-giving budgets and any substantial philanthropic donations, and reviewing the Group’s corporate governance policies and practices. The Committee met ten times during 2013.

Remuneration Committee

Members: Mr Jim O’Hara (Chairman); Mr Tom Foley; Mr Peter Hagan; and Mr David Hodgkinson.

Member attendance during 2013:		A	B
Tom Foley	Current member	8	8
Peter Hagan	Current member	8	8
David Hodgkinson	Current member	8	8
Jim O’Hara	Current member	8	8

Column A indicates the number of Committee meetings held during 2013 which the Member was eligible to attend; Column B indicates the number of meetings attended by each Member during 2013.

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

The Committee also determines the remuneration of the Chief Executive Officer, and, in consultation with the Chief Executive Officer, the remuneration of other Executive Directors, when in office, and the other members of the Leadership Team, under advice to the Board. Details of the total remuneration of the Directors in office during 2013 and 2012 are shown in note 53. The Remuneration

Governance and oversight - 3. Corporate Governance statement

Committee is also required to review the remuneration components of Identified Staff who are individuals classified by AIB as ‘material risk takers’ in accordance with the Remuneration Guidelines of the European Banking Authority (“EBA”). Remuneration matters of a significant nature are also considered by the Board.

The Committee met eight times during 2013.

Remuneration Policy and Governance

A key objective of AIB’s remuneration policies and practices is to provide employees with fair and competitive remuneration which supports the long term performance and strategic objectives of the Group. The Board recognises the need to ensure that remuneration policies provide a clear link between performance and reward in attracting and retaining the right people and skills to support the Group’s future success and growth.

The Board also recognises the need to ensure that remuneration policies and practices do not encourage excessive risk taking and support the capital and liquidity of the Group. AIB’s Remuneration Policy is governed by the Remuneration Committee on behalf of the Board and encompasses all financial benefits available to employees across the Group. The Remuneration Policy was reviewed by the Remuneration Committee in February 2013 and updated to incorporate the roles and responsibilities of AIB’s control functions in the design and implementation of the Policy. The Policy will be further updated in 2014 to incorporate the provisions of the Capital Requirements Directive (CRD IV) which came into effect on 1 January 2014.

AIB published its Remuneration Disclosure Report 2012 in June 2013 as part of its Pillar 3 Disclosures. The Disclosure Report summarised AIB’s principal remuneration policies and practices and included the aggregate remuneration of Identified Staff for 2012, being those individuals whose professional activities were considered to have a material impact on AIB’s risk profile. In doing so, consideration was given to the extent of individuals’ reporting lines and the degree to which individuals’ decision making was subject to control and approval through credit committees or trading limits. The Remuneration Disclosure Report 2013 will be published during 2014 and will be available on AIB’s website.

Remuneration policy, in general, is strongly influenced by the Group’s significant reliance on State support and the commitments provided by AIB under the Subscription and Placing Agreements. There was, therefore, no scope in practice during 2013 to implement the design requirements of incentive schemes contained in AIB’s Remuneration Policy. AIB did not operate any incentive schemes during 2013.

Mercer Review

In March 2013, The Mercer Report, prepared on behalf of the Department of Finance, was published. Key findings of the report in respect of AIB included a significant reduction in total remuneration costs between 2008 and 2012, including that of the Chief Executive Officer, Senior Executives and employees in continued employment by the Group since 2008. These reductions arose through reduced manpower numbers, the elimination of incentive based compensation and reductions applied to pay and benefits under the Pay and Benefits Review implemented on 1 September 2012. The report also noted the comparison of salaries between covered institutions and the external market.

Changes to Terms and Conditions of Employment

On 1 July 2013, the Labour Court and Labour Relations Commission issued a number of recommendations on pay, pensions and future working hours. These recommendations brought to a conclusion long standing negotiations with staff representatives on these issues. The recommendations entailed changes to the terms and conditions of employment for all AIB staff and were subsequently accepted by both AIB and the staff representatives.

Under the terms of the recommendations, previously existing fixed performance related pay and salary increments ceased to facilitate the introduction of future pay arrangements. It is intended that new pay arrangements will be aligned to the future financial performance of the Group, cost of living, market movements and individual performance.

In addition, with effect from 31 December 2013, the Group’s defined benefit pension schemes closed to future accrual, all current members were transferred to a defined contribution scheme while working hours were increased on a phased basis to 36 hours per week from 1 October 2013 and will increase to 37 hours per week from 1 April 2014.

In recognition of these changes, AIB agreed to make a single payment, equal to 4% of annual salary, to all AIB Republic of Ireland employees below manager grade. In addition, legacy increments and fixed merit pay increases due in respect of the period from 2010 to 2013 were paid to UK based staff.

Severance schemes

Following the introduction of a Voluntary Severance Programme in 2012, which included both an early retirement scheme and a voluntary severance scheme, AIB continued to manage staff exits in a structured and controlled manner to minimise exit risk to the organisation. During the year to 31 December 2013, total exits under the programme and exits associated with the closure of off-shore locations amounted to 1,370 (FTE), comprising 168 through early retirement and 1,202 through voluntary severance. This brought total exits under the programme since its introduction in quarter 3 2012 and from the closure of off-shore locations to 3,002.

Remuneration review

AIB’s remuneration levels in 2013 continued to be closely managed in line with the Group’s financial performance. There were no general salary increases awarded. Out of course salary increases were managed within tight budgetary parameters, the increases being primarily restricted to retaining key staff and skills or to instances where staff stepped up to expanded roles in light of restructuring or staff departures. Under the terms of the Pay and Benefits Review, introduced in 2012, reductions of up to 7.5% in salaries and benefits, relative to market benchmarks, were applied to managers with effect from 1 January 2013.

The salaries of senior executives within the Group were managed by the Remuneration Committee in accordance with the obligations of the Subscription and Placing Agreements.

The prohibition on bonus and share incentive schemes continued through 2013.

Directors’ remuneration

Details of the total remuneration of the Directors in office during 2013 and 2012 are shown in note 53.

Relations with shareholders

The Group has a number of procedures in place to allow its shareholders and other stakeholders to stay informed about matters affecting their interests. In addition to this Annual Financial Report, which is only sent to those shareholders who request it, the following communication tools are used by the Group:

Shareholders’ Report

The Shareholders Report (“the Report”) is a summary version of AIB’s Annual Financial Report. This Report, which covers AIB’s performance in the previous year, is sent to shareholders who have opted to receive it instead of the full Annual Financial Report. This summary report does not form part of the Annual Financial Report or Form 20-F and is referred to for reference purposes only.

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

Annual General Meeting (“AGM”)

All shareholders are invited to attend the AGM and to participate in the proceedings. At the AGM, it is practice to give a brief update on the Group’s performance and developments of interest for the year to date. Separate resolutions are proposed on each separate issue and voting is conducted by way of poll. The votes for, against, and withheld, on each resolution, including proxies lodged, are subsequently published on AIB’s website. Proxy forms provide the option for shareholders to direct their proxies to withhold their vote. It is usual for all Directors to attend the AGM and to be available to meet shareholders before and after the meeting. The Chairmen of the Board Committees are available to answer questions about the Committees’ activities. A help desk facility is available to shareholders attending. The Company’s 2014 AGM is scheduled to be held on 19 June 2014, at the Company’s Head Office at Bankcentre, Ballsbridge, Dublin 4, and it is intended that the Notice of the Meeting will be posted to shareholders at least 21 clear days before the meeting, in line with the requirements of Irish Company law.

Governance and oversight - 3. Corporate Governance statement

Accountability and Audit

Accounts and Directors’ Responsibilities

The Statement concerning the responsibilities of the Directors in relation to the financial statements appears on page 403.

Going Concern

The Group’s activities are subject to risk factors and uncertainties as set out on pages 61 to 66.

Notwithstanding these risk factors and uncertainties, the Directors have prepared the financial statements on a going concern basis. In making its assessment, the Directors have considered a wide range of information relating to present and future conditions. These have included financial plans prepared in November 2013 covering the period 2014 to 2016, the restructuring plan submitted to the European Commission in September 2012, liquidity and funding forecasts, and capital resources projections, all of which have been prepared under base and stress scenarios. In addition, the Directors have considered the commitment of support provided to AIB by the Irish Government. Furthermore, the Directors have considered the outlook for the Irish, the eurozone and UK economies.

Internal Controls

The Directors acknowledge that they are responsible for the Group’s system of internal control. They acknowledge that systems of internal control are designed to manage, rather than eliminate, the risk of failure to achieve business objectives, and can provide only reasonable and not absolute assurance against material mis-statement or loss.

The Group’s system of internal control is based on the following:

Governance and oversight

–	AIB Board has ultimate responsibility for the governance of all risk taking activity across the Group. The Board is supported by a number of sub-committees including a Board Risk Committee (“BRC”), an Audit Committee, a Remuneration Committee and a Nomination and Corporate Governance Committee.
–	The BRC evaluates material risks and risk management across the Group and risk disclosures made by the Group.
–	At the executive level, a Leadership Team is in place with responsibility for establishing business strategy, risk appetite, enterprise risk management and control.
–	The Executive Risk Committee (“ERC”) which is a sub-committee of the Leadership Team reviews the effectiveness and application of the Group’s risk frameworks and policies, risk profile, risk concentrations and all breaches of Board approved risk appetite and limits.
–	The Group Audit Committee of the Board reviews various aspects of internal control, including the design and operating effectiveness of the financial reporting framework in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, the Group’s statutory accounts and other published financial statements and information. It also ensures that no restrictions are placed on the scope of the statutory audit or the independence of the Internal Audit and Regulatory Compliance functions.
–	The Chief Financial Officer, the Chief Risk Officer (“CRO”) and the Group Internal Auditor are involved in all meetings of the Audit Committee and BRC.
–	The Group operates a three lines of defence framework in the delineation of accountabilities for risk governance.
–	AIB’s remuneration policies are set and governed by the Remuneration Committee whose purpose, duties and membership are to ensure that remuneration policies and practices are consistent with and promote effective risk management.
–	There is an independent Group Internal Audit (“GIA”) function which is responsible for independently assessing the effectiveness of the Group’s corporate governance, risk management and internal controls and which reports directly to the Chair of the Audit Committee.
–	Risk management committees are in place with approved terms of reference (“ToR”) that operate under delegated authority from the Board and Executive level.

Risk Management

–	A Board approved Risk Appetite Statement (“RAS”) sets the limits of risk appetite associated with the Group’s strategic objectives. The RAS is reviewed at least annually by the Board and more frequently if required. Risk policies and procedures are updated, where appropriate, to reflect the limits of the risk appetite.
–	AIB’s approach to managing risk and compliance matters is set out in a suite of policy documents that forms part of the AIB policy framework which are aligned with the RAS and are Board approved.
–	AIB has adopted an Enterprise Risk Management approach to identifying, assessing and managing risks which builds on the three lines of defence governance framework and is supported by a comprehensive risk management framework and policy architecture.
–	The Group’s risk management framework is also supported by the underlying Group Risk committees, comprising Executive Risk Committee (“ERC”), Asset and Liability Committee (“ALCo”) (and its sub-committees Capital Committee and Product Pricing Committee), Strategic Credit Forum (“SCF”), Group Credit Committee (“GCC”) and Products and Conducts Committee (“PCC”).
–	A comprehensive annual budgeting and financial reporting system is in place, which incorporates clearly-defined and communicated common accounting policies and financial control procedures, including those relating to authorisation limits, capital expenditure and investment procedures.
–	Roles and responsibilities for management and staff are outlined via a clearly-defined organisational management structure, with defined lines of authority and accountability.
–	AIB’s Internal Capital Adequacy Assessment Process (“ICAAP”) determines the adequacy and appropriateness of capital levels based on the Group’s identification and assessment of the material risks to which it is exposed.

Risk identification

–	Key internal and external risks are identified and assessed throughout AIB through a combination of top-down and bottom-up risk assessment processes. The key risks to the organisation are defined within the AIB risk universe and are periodically updated reflecting the current operating and risk environment.
–	The Group’s risk identification and assessment framework is supported by a framework of stress testing, scenario analysis and sensitivity analysis. The Group undertakes a regular program of stress testing across all of the material risks to meet internal and regulatory requirements.

Risk control and monitoring

–	There is a centralised risk control function which incorporates the Compliance function, headed by the CRO who is responsible for ensuring that risks are identified, measured, monitored and reported on, and for reporting on risk mitigation actions.
–	The Risk function is responsible for establishing and embedding risk management frameworks, ensuring that material risk policies are reviewed, and reporting on adherence to risk limits as set by the Board of Directors.
–	The Group’s risk profile is measured against its risk appetite on a monthly basis and exceptions are reported to the ERC and BRC via the monthly CRO report. Material breaches of risk appetite are escalated to the Board and the Central Bank of Ireland (‘the Central Bank’).
–	The centralised Credit function is headed by a Chief Credit Officer who reports to the CRO.
–	There is an independent Compliance function which provides advisory services to the Group and which monitors and reports on prudential, conduct of business and financial crime compliance and forthcoming regulations across the Group, and on management’s focus on compliance matters.
–	AIB staff who perform Pre-Approved Controlled functions/Controlled functions meet the required standards as outlined in AIB’s Fitness and Probity programme.

Taking the above into account, the Directors are satisfied that:

–	there is a clear organisational structure in place with well defined, transparent and consistent lines of responsibility;
–	effective processes are in place to identify, manage, monitor and report on risks;
–	adequate internal control mechanisms, including sound administrative and accounting procedures, IT systems and controls are in place;
–	the remuneration policies and practices are consistent with and promote sound and effective risk management both on an individual and Group level;
–	the system of governance promotes and communicates an appropriate risk and compliance culture at all levels of the Group; and
–	the system of governance is subject to regular internal review.

Governance and oversight - 3. Corporate Governance statement

Additional statements required for filing Form 20-F in the United States

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the US Exchange Act). Management has assessed the effectiveness of the Group’s internal control over financial reporting as at 31 December 2013, based on the criteria set forth by the US Committee of Sponsoring Organisations of the Treadway Commission in their publication ‘Internal Control - Integrated Framework (1992)’. Based on this assessment, management believes that, as at 31 December 2013, the Group’s internal control over financial reporting is effective. There have been no changes in the Group’s internal control over financial reporting during 2013 that has materially affected or is reasonably likely to materially affect the Group’s internal control over financial reporting.

Deloitte & Touche, an independent registered public accounting firm, has audited the effectiveness of AIB’s internal control over financial reporting as of December 31, 2013, as stated in their report which appears on page 406.

In addition to the need for such internal controls over financial reporting, the SEC has adopted somewhat broader requirements designed to ensure that reporting companies, such as AIB, have adequate ‘disclosure controls and procedures’ in place. As at 31 December 2013, the Group carried out an evaluation, under the supervision of and with the participation of the Group’s management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of the Group’s disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon, and as at the date of the Group’s evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective in all material respects to ensure that information required to be disclosed in the reports which the Group files and submits under the US Exchange Act is recorded, processed, summarised and reported within the time frame specified in the SEC’s rules and forms.

Code of Conduct

In June 2012, the Group adopted a Code of Conduct that applies to all employees. This replaced the previous code of business ethics. A copy of the Code is available on the Group website at www.aibgroup.com/investorrelations. (The information on this website is not incorporated by reference into this document). The Code of Conduct sets out the key standards for behaviour and conduct that apply to all employees, and includes particular requirements regarding responsibilities of management for ensuring that business and support activities are carried out to the highest standards of behaviour. The application of the Code of Conduct is underpinned by policies, practices and training which are designed to ensure that the Code is understood and that all employees act in accordance with it.

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

Governance and oversight - 4. Supervision and Regulation

4.1 Current climate of regulatory change

There has been significant change in the structure, focus and modus operandi of regulators globally in recent years. Many reforms proposed as a result of the financial crisis have now been finalised and are being implemented. In the banking sector, the focus has been on supporting the stability of the banking system and ensuring appropriate resolution and recovery mechanisms are in place. In particular, in the EU, Heads of State and Governments committed to a banking union in 2012. One of the main pillars of the banking union is the Single Supervisory Mechanism (“SSM”) which was agreed in 2013. Under the SSM, the ECB will become the lead supervisor of significant banks in the EU, including AIB. This is expected to take place during 2014.

4.2 Ireland

Overview of financial services legislation

The Central Bank Reform Act 2010 (as amended) was brought into operation by the Irish Minister for Finance (‘the Minister’) on 1 October 2010. The Central Bank Reform Act 2010 (as amended) created a single, fully-integrated Central Bank of Ireland (‘Central Bank’) with a unitary board, the Central Bank Commission, chaired by the Governor of the Central Bank. The Central Bank (Supervision and Enforcement) Act was enacted in July 2013. The main purposes of the Act are to (a) provide enhanced powers to the Central Bank for the supervision of regulated financial service providers and (b) provide enhanced powers to the Central Bank for the enforcement of financial services legislation.

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

The Credit Institutions (Stabilisation) Act 2010 was signed into law on 21 December 2010.The Act provides the legislative basis for the reorganisation and restructuring of the Irish banking system as agreed in the joint EU/IMF Programme for Ireland. The Act empowers the Minister, following consultation with the Governor of the Central Bank of Ireland, to propose any of a number of Stabilisation Orders that the Minister believes is necessary to stabilise a particular relevant institution (including its group companies). A proposed Stabilisation Order must be confirmed by the Irish High Court. The Act also imposes new duties on the directors of an institution and sets out matters to which directors must have regard in the performance of their functions. These include protecting the interests of the taxpayers, restoring confidence in the banking sector and facilitating the availability of credit in the economy of the State. The provisions of the Act were to cease to have effect on 31 December 2012 unless otherwise extended. The Act was extended and remains in effect until the end of 2014, unless further extended in due course.

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

The Central Bank Reform Act 2010 contains a number of provisions which impact the regulation of credit institutions, including powers for the Central Bank to regulate sensitive or influential appointments in financial institutions. This includes the power to prevent the appointment of a person from performing a ‘controlled function’ (as defined) or to remove or suspend a person from the performance of a controlled function, where the Central Bank is satisfied that the person is not a fit and proper person to perform such a function. The Fitness and Probity Regime is currently regulated by the Fitness and Probity Standards 2011 (Code issued under Section 50 of the Central Bank Reform Act 2010) which apply to all persons occupying Controlled Functions in credit institutions and insurance undertakings from 1 December 2012, including Allied Irish Banks p.l.c. and a number of its subsidiary companies.

A revised and updated Corporate Governance Code for Credit Institutions and Insurance Undertakings was published in December 2013. This revised Code applies to relevant institutions with effect from 1 January 2015. Institutions will continue to be subject to the existing Corporate Governance Code requirements until 1 January 2015.

Governance and oversight - 4. Supervision and Regulation

The Central Bank has extensive enforcement powers including the ability to impose administrative sanctions directly on financial institutions for failure to comply with regulatory requirements (including codes of conduct and practice), subject to a right of appeal to the Irish Financial Services Appeals Tribunal by the affected institution and a further appeal to the Irish High Court. Such administrative sanctions may include a caution or reprimand, financial penalties (not exceeding € 10 million in the case of a firm or € 1 million in the case of an individual) and a direction disqualifying a person from being concerned in the management of a regulated financial service provider.

Banking legislation

The banking regulatory code in Ireland is comprised principally of the Central Bank Acts; regulations made under the European Communities Act 1972 (as amended); and regulatory notices and codes of conduct issued by the Central Bank. Various Statutory Instruments and regulations made by the relevant Government minister and regulatory notices made by the Central Bank implement in Ireland the substantial range of European Union directives relating to banking supervision and regulation, including the Capital Requirements Directive (“CRD”). To the extent that areas of banking activity in Ireland are the subject of EU regulations or directives, the provisions of Irish banking law reflect the requirements of those EU instruments.

The Central Bank Acts regulate the conduct of banking business in Ireland and provide that banking business may only be carried on by the holder of a banking licence or an EU/European Economic Area entity which exercises ‘passport rights’ to carry on business in Ireland. Every Irish licensed bank is obliged to draw up and publish its annual financial statements in accordance with the European Communities (Credit Institutions: Accounts) Regulations 1992 (as amended by the European Communities (Credit Institutions) (Fair Value Accounting)) Regulations 2004). As a listed entity, Allied Irish Banks, p.l.c. is required to prepare its financial statements in accordance with IFRS endorsed by the European Union (as applied by the European Communities (International Financial Reporting Standards and Miscellaneous Amendments) Regulations 2005 and European Union (International Financial Reporting Standards) Regulations 2012) and with those parts of the Companies Acts 1963 to 2013 that are applicable to companies reporting under IFRS; and with article 4 of the EU Council Regulation 1606/2002 of 19 July 2002.

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

Capital requirements

The Group is subject to applicable European Union (“EU”) directives, including those that relate to capital adequacy. The most recent of these is the new Capital Requirements Directive (“CRD IV”), which implements Basel III rules in the EU. These proposed rules focus on enhancing capital adequacy and addressing solvency and governance issues. Their initial elements came into force on 1 January 2014. Full implementation will be achieved by 1 January 2019.

CRD IV consists of two components - a Directive and a Regulation. The Directive provides the overall approach to the implementation of the capital requirements, allowing Member States, through their local competent authorities, to exercise certain discretions in the implementation of its provisions.

The Regulation contains the detailed prudential implementation requirements for credit institutions and investment firms. The principal change relates to enhancing capital adequacy through the introduction of new buffers to protect against both short and long term financial stresses. Other changes are designed to reduce, control and make more transparent the underlying risks in individual financial institutions and across the financial services sector. These address areas such as liquidity standards, leverage ratios, corporate governance, remuneration, sanctions, transparency, regulatory reporting and the role of credit rating agencies.

The introduction of a SSM in 2014, which will act with and through national competent authorities such as the Central Bank, will see the progressive migration of prudential supervision towards a single EU authority. The Central Bank has powers to enforce the CRD Regulations and to agree specific derogations and discretions in relation to its implementation on behalf of the SSM and the Irish Government.

AIB is undertaking a full implementation process to ensure the timely alignment with the new requirements.

Markets in Financial Instruments Directive (“MiFID”)

MiFID was transposed into Irish law by the Markets in Financial Instruments and Miscellaneous Provisions Act 2007 and the European Communities (Markets in Financial Instruments) Regulations 2007, (as amended) (together the MiFID Regulations).The MiFID Regulations regulate the provision of MiFID Services in respect of financial instruments and apply both to credit institutions and to investment firms.

MiFID Services include the provision of investment advice, portfolio management, execution of client orders and others. A number of financial services that do not come within the definition of MiFID Services (such as the administration of collective investment schemes) are subject to the requirements of the Investment Intermediaries Act 1995 (“IIA”). Each relevant Group company ensures that it fulfils its obligations under MiFID, the MiFID Regulations and the IIA, as appropriate, on an on-going basis and ensures that it holds the appropriate authorisation for its business at all times. AIB Corporate Finance Ltd is authorised as an investment firm under the MiFID Regulations. Allied Irish Banks, p.l.c. also complies with the MiFID Regulations where it provides MiFID Services.

A revised MiFID Directive is expected to be agreed at European level in 2014.

Other financial services companies

In addition to the companies listed above, the Group includes a number of other financial services companies regulated by the Central Bank. AIB Mortgage Bank is a designated mortgage credit institution under the Asset Covered Securities Acts, 2001 and 2007 (as amended), and is permitted to issue mortgage covered securities which are secured by a statutory preference over covered assets (principally, residential mortgage loans) comprised in a cover-assets pool. In addition to the role of the Central Bank, the activities of a credit institution that is designated for the purposes of the Asset Covered Securities Act, 2001 (as amended) are subject to close oversight by an independent cover-assets monitor appointed by the credit institution and approved by the Central Bank. The principal role of the cover-assets monitor is to ensure that the assets maintained in the covered assets pool are sufficient to provide adequate security to the holders of the asset covered securities.

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

AIB held a 24.99% interest in Aviva Life Holdings Limited (“ALH”) which it disposed of in March 2013. AIB then acquired a 100% interest in Ark Life Assurance Company Limited (“Ark Life”) which is now held for sale. It is expected that Ark Life will be sold in 2014. In addition, Allied Irish Banks, p.l.c. indirectly owns 30% of Aviva Health Insurance Ireland Ltd., a regulated non-life insurance undertaking. These undertakings must comply with the provisions of legislation including the Insurance Acts 1909 to 2009 and the European Communities (Life Assurance) Framework Regulations 1994 (as amended) or European Communities (Non-Life Assurance) Framework Regulations 1994 (as amended), as relevant. Further, the European Communities (Insurance Mediation) Regulations 2005 (as amended) have implemented the EU Directive on Insurance Mediation and lay down rules for undertaking insurance and reinsurance mediation, as well as prescribing registration requirements for persons who wish to carry out insurance mediation business or act as an insurance intermediary or as a reinsurance intermediary.

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

Consumer legislation

The provision of credit to consumers is regulated in Ireland by the Consumer Credit Regulations and the Consumer Credit Act 1995 (the “1995 Act”).The Consumer Credit Regulations and the 1995 Act are relevant to the Group to the extent that any of its Group companies provide credit to consumers. The 1995 Act is also relevant to the Group to the extent that any of its Group companies provide credit in the form of housing loans. The Consumer Credit Regulations, which transposed into Irish law the provisions of the Consumer Credit Directive (Directive 2008/48/EC), prescribe a range of detailed requirements to be included in pre-contractual information and consumer

Governance and oversight - 4. Supervision and Regulation

credit agreements to be provided to consumers and impose a number of obligations on the provider of such credit. Where the provision of a particular type of credit does not fall within the scope of the Consumer Credit Regulations, it may fall within the scope of the 1995 Act. The 1995 Act prescribes a range of detailed requirements to be included in consumer credit agreements to be provided to consumers and imposes a number of obligations on the provider of such credit. The 1995 Act also imposes a requirement on all credit institutions to notify the Central Bank in advance of imposing on a customer any new charge in relation to the provision of certain specified services; increasing any charge previously notified; or imposing any charge that does not comply with a direction from the Central Bank. Irish law contains a wide range of consumer protection provisions, such as the European Communities (Unfair Terms in Consumer Contracts) Regulations 1995 (as amended), the Consumer Protection Act 2007 and other measures regulating the content of face-to-face and distance marketing contracts made with a consumer.

Deposit protection and investor compensation

Under the European Communities (Deposit Guarantee Schemes) Regulations 1995 (as amended) which implement in Ireland the Deposit Guarantee Schemes Directive (Directive 94/19/EC), the Central Bank operates a deposit protection scheme under which each licensed bank must contribute to the deposit protection account held by the Central Bank. Currently, the level of contribution required is 0.2 per cent of deposits (in whatever currency) held at all branches of the licensed bank in the EEA, including deposits on current accounts but excluding certain funds and commitments such as interbank deposits, negotiable certificates of deposit, debt securities issued by the same institution and promissory notes. The maximum amount of deposit protected is € 100,000 per depositor per institution. The Investor Compensation Act 1998 (the ‘1998 Act’) (as amended) provided for the establishment of the Investor Compensation Company Limited (the “ICCL”) to administer and supervise an investor compensation scheme. The 1998 Act requires authorised investment firms to pay the ICCL such contribution to the fund maintained by the ICCL as the ICCL may from time to time specify. The maximum amount payable under the investor compensation scheme is 90% of the amount lost by an eligible investor subject to a maximum compensation payment of € 20,000.

European Markets Infrastructure Regulation (“EMIR”)

EMIR is intended to increase the stability and transparency of derivative markets and is being introduced in a phased manner over 2013-2015. It imposes requirements on all undertakings which transact derivatives, including clearing and margining, reporting to trade repositories, and risk mitigation techniques.

In 2013, AIB introduced processes to comply with regulatory obligations concerning timely confirmations and portfolio reconciliation and dispute resolution, and also took appropriate steps to comply with clearing and reporting requirements due in 2014. AIB is working with affected customers to assist them in recognising, and achieving compliance with, their obligations under the regulation in 2014.

Anti-money laundering and sanctions

Anti-money laundering (“AML”)

The third EU Anti-Money Laundering Directive (2005/60/EC) was transposed into Irish Law by the Criminal Justice (Money Laundering and Terrorist Financing) Act 2010 (the “2010 Act”). Persons designated under the 2010 Act (including credit institutions, financial institutions, investment firms, IIA firms and life assurance companies) are obliged to take the necessary measures to effectively counteract money laundering and terrorist financing in accordance with the provisions of the 2010 Act. Core guidelines were published by the Department of Finance in February 2012 and the Central Bank will have regard to these guidelines in assessing compliance by designated persons with the Act. Further amendments were made to the 2010 Act in 2013. The 2013 CJA (Money Laundering and Terrorist Financing) Bill was signed into law as the Criminal Justice Act 2013 (Act No. 19 of 2013) on 12 June 2013 (the ’2013 Act’). Part 2 of the 2013 Act sets out the amendments to the 2010 Act and the majority of the provisions of Part 2 took effect from 14 June 2013.

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

The key provisions introduced by the 2013 Act which impact on financial and credit institutions cover enhanced requirements in respect of:

–	Politically Exposed Persons (“PEPs”) and other higher risk situations;
–	amendment to the record-keeping provisions under the 2010 Act to allow for records to be stored outside Ireland; and
–	additional requirements in respect of matters that must be included in a designated person’s policies and procedures to detect and prevent money laundering.
In addition further clarification was provided in respect of the application of Simplified Customer Due Diligence.

Sanctions

The Central Bank is the regulatory authority in respect of compliance with sanctions regulations.

Sanctions take the form of restrictive/coercive measures against targeted individuals, entities, countries, governments and industries that are imposed by bodies such as the United Nations (“UN”) through UN Security Council Resolutions, the European Union (“EU”) through EU Regulations, the US Office of Foreign Assets Control (“OFAC”) through orders issued by the US Treasury Department, and/or legislation passed by individual countries (together the ‘Sanctions Regulations’). Sanctions Regulations can include financial restrictions or asset freezes, arms or trade embargoes, specific or general trade restrictions (import and export bans) or travel bans which seek to change the behaviour of a targeted country or regime or deprive terrorists/ criminals from access to funds.

AIB has implemented Anti-Money Laundering and Counter-Terrorism Financing (“AML/CTF “) and Sanctions Frameworks which aim to ensure that AIB Group and its employees adhere to the applicable AML/CTF and Sanctions obligations.

Data protection

The main laws dealing with data protection are the Data Protection Acts 1988 and Data Protection (Amendment) Act 2003 (“DPAs”). These DPAs regulate the processing, disclosure and use of personal data relating to individual customers. They also require that certain categories of “data controllers” and “data processors”, including financial institutions and insurance companies which process personal data, are required to register with the Office of the Data Protection Commissioner in Ireland (“ODPC”). The European Communities (Electronic Communications Networks and Services) (Data Protection and Privacy) Regulations 2003 (as amended) transpose the EU Electronic Privacy Directive (2002/58/EC) into law and regulate marketing by electronic and other means. The ePrivacy Regulations 2011 (S.I. 336) deal with data protection for phone, email, SME and internet use. A Personal Data Security Breach Code of Practice issued by the ODCP sets out the requirements relating to the reporting of data security breaches and addresses situations where personal data has been put at risk of unauthorised disclosure, loss, destruction or alteration. Each relevant Group company has implemented and monitors appropriate policies and procedures to ensure compliance with its obligations under the DPAs.

4.3 United Kingdom

Regulation of AIB Group (UK) p.l.c.

AIB Group (UK) p.l.c. is a company incorporated in Northern Ireland and is authorised by the Prudential Regulation Authority (“PRA”) and regulated by the Financial Conduct Authority (“FCA”) and the PRA under the Financial Services and Markets Act 2000 (“FSMA”) to carry on a wide range of regulated activities (including accepting deposits). It carries on business under the trading names ‘Allied Irish Bank (GB)’, ‘Allied Irish Bank (GB) Savings Direct’ and ‘First Trust Bank’ in Great Britain and Northern Ireland, respectively.

The FSMA is the principal piece of legislation governing the establishment, supervision and regulation of financial services and markets in the United Kingdom. The PRA is responsible for prudential regulation, including rules relating to capital adequacy, limits on large exposures and liquidity. The FCA is responsible for conduct of business regulation, market conduct (including market abuse), financial crime and enhancing competition. On 1 April 2014, regulatory responsibility for Consumer Credit, which is currently regulated by the Office of Fair Trading (the “OFT”), will transfer to the FCA making it, in effect, the single UK regulator on conduct of business issues.

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

First Trust Financial Services Ltd (formerly known as First Trust Independent Financial Advisers Limited) (a company incorporated in Northern Ireland) is authorised by the FCA to advise on and arrange certain investments, including pensions, life policies, securities and non-investment insurance contracts. The FCA is responsible both for the prudential supervision and for the general supervision of First Trust Financial Services Ltd’s business in the United Kingdom. First Trust Financial Services Ltd. ceased providing financial advice in December 2012. First Trust Bank has entered into an arrangement with Legal and General whereby financial advice will be provided to the bank’s customers under an appointed representative arrangement.

Regulation of AIB Branches in the UK

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

Governance and oversight - 4. Supervision and Regulation

In accordance with the BCD, the ‘Home State’ regulator (here, the Central Bank of Ireland) has primary responsibility for the prudential supervision of credit institutions incorporated in Ireland. However, credit institutions exercising their ‘passport’ rights must comply with certain requirements (in particular, conduct of business rules) set by the ‘Host State’ regulator (here, the FCA). In addition, the PRA has a responsibility to co-operate with the Central Bank of Ireland in ensuring that branches of Irish credit institutions in the United Kingdom maintain adequate liquidity and take sufficient steps to cover risks arising from their open positions on financial markets in the United Kingdom.

Regulation of other AIB Group entities

Certain other AIB Group entities are authorised to carry on regulated activities by way of the right to provide cross-border services into the United Kingdom under the EU passport; however, they carry on an insignificant amount of business in the United Kingdom at present.

Market in Financial Instruments Directive (“MiFID”)

MiFID was implemented in the United Kingdom on 1 November 2007.The requirements of MiFID apply to all regulated AIB Group entities in the European Union that carry out a MiFID investment service or activity, for example, arranging deals in financial instruments, dealing as agent or principal in financial instruments, providing investment advice and conducting portfolio management activities. A revised MiFID Directive is expected to be agreed at European level in 2014.

Insurance mediation

Dealing as agent, arranging deals in, making arrangements with a view to transactions in, assisting in the administration and performance of, advising on non-investment insurance contracts and agreeing to carry on any of these activities (‘Insurance Mediation Activities’) are (subject to applicable exemptions) regulated activities under the FSMA. These insurance mediation activities have been implemented in the UK pursuant to the Insurance Mediation Directive (2002/92/EC). Each of AIB Group (UK) p.l.c. and First Trust Financial Services Ltd is authorised by the FCA to carry on all insurance mediation activities. In July 2012, the European Commission published a proposal for a recast Insurance Mediation Directive which, if adopted, will enhance the regulation of insurance intermediaries in the EU.

Mortgage regulation

Entering into as lender, arranging, advising on and administering regulated mortgage contracts, and agreeing to carry on any of these activities, are (subject to applicable exemptions) regulated activities under the FSMA. AIB Group (UK) p.l.c. is authorised by the FCA to enter into as lender, arrange and administer (but not advise on) regulated mortgage contracts. In preparation for the implementation of the Mortgage Market Review in April 2014, an application for permission to advise on regulated mortgage contracts has been made.

Deposit protection and investor compensation

The Financial Services Compensation Scheme (“FSCS”) is the UK’s compensation fund of last resort for customers of authorised financial services firms and protects claims in respect of deposits, insurance policies, insurance broking (for business on or after 14 January 2005), investment business and home finance (e.g. mortgage advising and arranging) (for business on or after 31 October 2004). FSCS may pay compensation, subject to its rules, if a firm is unable or likely to be unable to meet its financial obligations. However, there are limits to the protection available under the FSCS. The deposit compensation limit is Stg£ 85,000 per eligible claimant, per firm. Eligible investment business and home finance mediation claimants against firms declared in default on or after 1 January 2010 are entitled to receive 100 per cent. compensation for financial loss up to Stg£ 50,000 per person, per firm. Compensation under the FSCS in respect of claims against insurance mediation firms is calculated on the basis of (i) claims in respect of liabilities subject to compulsory insurance, 100 per cent. of the claim and (ii) other insurance claims, 100 per cent. of the first Stg£ 2,000 and 90 per cent. of the remainder of the claim against firms declared in default before 1 January 2010 and the maximum level of compensation for claims against firms declared in default on or after 1 January 2010 is 90 per cent. of the claim with no upper limit. Both AIB Group (UK) p.l.c. and First Trust Financial Services Ltd are covered by the FSCS. Allied Irish Banks, p.l.c., as a bank operating in the United Kingdom under its EU passport, is not covered by the FSCS but, in accordance with the Deposit Guarantee Schemes Directive (Directive 94/19/EC), is covered by its home state (Ireland) deposit protection scheme.

Consumer credit

The Consumer Credit Act 1974, as amended (“CCA”) regulates unsecured and certain secured consumer loan businesses, consumer hire and ancillary credit businesses such as credit brokerage and debt collecting. A credit agreement is regulated by the CCA where (a) the borrower is or includes an ‘individual’ as defined in the CCA; (b) if the agreement was made before the removal of the CCA financial limit, the amount of credit provided is Stg£ 25,000 or less and (c) the credit agreement is not an exempt agreement under the CCA, for example, it is a regulated mortgage contract (as defined by the Financial Services and Markets Act 2000 (Regulated Activities) Order 2001). At present, the OFT is responsible for the issue of licences under, and the superintendence of the working and the enforcement of, the CCA and other consumer protection legislation, although regulatory responsibility will transfer to the FCA in April

2014. Both Allied Irish Banks, p.l.c. and AIB Group (UK) p.l.c. hold current CCA licences. The EU Consumer Credit Directive (2008/48/EC) was implemented into UK legislation via, inter alia; the Consumer Credit (EC Directive) Regulations 2010 (SI 2010/1010).The majority of the provisions came into force on 1 February 2011, with a small number having come into force on 30 April 2010.

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

Anti-money laundering

The third EU Anti-Money Laundering Directive (2005/60/EC) adopted by the European Union in October 2005 was implemented in the UK on 15 December 2007 via the Money Laundering Regulations 2007.Practical assistance in the interpretation and application of the UK Money Laundering Regulations is provided by the guidance published by the Joint Money Laundering Steering Group (“JMLSG”) which comprises several major trade bodies from within the financial services industry. The Money Laundering Regulations 2007 provide detailed obligations for designated persons, which includes credit institutions, financial institutions, legal professionals and estate agents. For example, in relation to customer due diligence there is an explicit requirement for firms to undertake ongoing monitoring of business relationships and for firms to identify not just their customer but also the ultimate beneficial owner of the customer(s) on a risk sensitive basis. Enhanced due diligence is expected to be carried out where a customer poses a higher risk of money laundering or terrorist financing. In addition to the Money Laundering Regulations 2007, other acts of the UK Parliament such as the Proceeds of Crime Act 2002, Terrorism Act 2000 and the Counter-Terrorism Act 2008 are designed to combat money laundering/ counter terrorist financing in the UK. On 5 February 2013, the European Commission adopted a legislative proposal for a new Money Laundering Directive, which once passed into law will replace the current Money Laundering Directive (2005/60/EC).

Data protection

The Data Protection Act 1998 (“UKDPA”) is the primary legislation regarding the collection, use and disclosure of personal data relating to individuals in the United Kingdom. The UKDPA imposes a number of obligations on ‘data controllers’, including a requirement to notify the UK Information Commissioner’s Office that it is a ‘data controller’ processing personal information in an automated form and comply with eight data protection principles. Each relevant AIB Group company has implemented and monitored appropriate procedures to ensure compliance with its obligations under the UKDPA. Civil and criminal sanctions apply for contraventions of the UKDPA. These include the issuance of monetary penalty notices to a maximum of Stg£ 500,000 by the UK Information Commissioner for serious contraventions of the UKDPA.

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

4.4 United States

Nature of the AIB Group’s activities

AIB is subject to federal and state banking and securities law supervision and regulation in the United States as a result of the banking activities conducted by its branch in New York and AIB’s ongoing U.S. Securities and Exchange Commission (“SEC”) reporting obligations under the Exchange Act.

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

Governance and oversight - 4. Supervision and Regulation

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

Other more recent federal laws and regulations, including the Dodd-Frank Act of 2010, include provisions that place potentially significant limitations on non-US banks operating in the United States, and also impact on activity conducted outside the US. AIB monitors its ongoing business activities to ensure continued compliance with the applicable requirements under Title VII of the Dodd-Frank Act 2010 (“Dodd-Frank”) with respect to OTC Derivatives. AIB’s swap trading activity as at 31 December 2013 with US persons was below the thresholds required for AIB to register as a Swap Dealer or Major Swap Participant. In addition, the New York branch has submitted its initial Resolution Plan under Section 165(d) of Dodd-Frank. Final Rules for implementing Section 619 of Dodd-Frank (the “Volcker Rule”) which implements restrictions on both (i) proprietary trading and (ii) investments in “covered funds” such as private equity and hedge funds by financial institutions were issued in December 2013 by regulatory authorities. AIB is considering the implications of the Volcker Rule for the bank and its subsidiaries. Banking organisations covered by the Volcker Rule will be required to fully conform their activities and investments by 21 July 2015.

4.5 Other locations

Smaller operations are undertaken in other locations that are also subject to the regulatory environment in those jurisdictions. In addition, discontinued operations are subject to the regulatory environment in which they operate.

Accounting policies*

*Forms an integral part of the audited financial statements.
209

Accounting policies (continued)

The significant accounting policies that the Group applied in the preparation of the financial statements are set out in this section.

1	Reporting entity

Allied Irish Banks, p.l.c. (‘the parent company’ or ‘the Company’) is a company domiciled in Ireland. The address of the Company’s registered office is Bankcentre, Ballsbridge, Dublin 4, Ireland. The consolidated financial statements include the financial statements of Allied Irish Banks, p.l.c. (the parent company) and its subsidiary undertakings, collectively referred to as the ‘Group’, where appropriate, including certain special purpose entities and are prepared to the end of the financial year. The Group is and has been primarily involved in retail and corporate banking.

2	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Accounting Standards and International Financial Reporting Standards (collectively “IFRSs”) as issued by the International Accounting Standards Board (“IASB”) and International Financial Reporting Standards as adopted by the European Union (“EU”) and applicable for the year ended 31 December 2013. The accounting policies have been consistently applied by Group entities and are consistent with the previous year, unless otherwise described. The financial statements also comply with the Companies Acts 1963 to 2013 and the European Communities (Credit Institutions: Accounts) Regulations, 1992 (as amended) and the Asset Covered Securities Acts 2001 and 2007. The parent company financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the IASB and International Financial Reporting Standards as adopted by the EU as applicable for the year ended 31 December 2013 and with Irish Statute. In publishing the parent company financial statements together with the Group financial statements, AIB has taken advantage of the exemption in paragraph 2 of Regulation 5 of the European Communities (Credit Institutions: Accounts) Regulations, 1992 not to present its parent company income statement, statement of comprehensive income and related notes that form part of these approved financial statements.

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

The financial statements comprise the consolidated income statement, the consolidated statement of comprehensive income, the consolidated and parent company statements of financial position, the consolidated and parent company statements of cash flows, and the consolidated and parent company statements of changes in equity together with the related notes. These notes also include financial instrument related disclosures which are required by IFRS 7 and revised IAS 1, contained in the Financial review and the Risk management sections of this Annual Financial Report. The relevant information on those pages is identified as forming an integral part of the audited financial statements.

Use of estimates and judgements

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of certain assets, liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. The estimates and assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Since management’s judgement involves making estimates concerning the likelihood of future events, the actual results could differ from those estimates. The estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future period affected. The estimates that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are in the areas of loan impairment and impairment of other financial instruments; the recoverability of deferred tax; determination of the fair value of certain financial assets and financial liabilities; and retirement benefit obligations. In addition, the designation of financial assets and financial liabilities has a significant impact on their income statement treatment and could have a significant impact on reported income.

A description of these estimates and judgements is set out within Financial review - Critical accounting policies and estimates. This section is identified as forming an integral part of the audited financial statements.

3 Basis of preparation (continued)

Going concern

The financial statements for the year ended 31 December 2013 have been prepared on a going concern basis as the Directors are satisfied, having considered the risks and uncertainties impacting the Group, that it has the ability to continue in business for the period of assessment. The period of assessment used by the Directors is twelve months from the date of approval of these annual financial statements.

In making its assessment, the Directors have considered a wide range of information relating to present and future conditions. These have included financial plans covering the period 2014 to 2016 approved by the Board in December 2013, the restructuring plan submitted to the European Commission in September 2012, liquidity and funding forecasts, and capital resources projections, all of which have been prepared under base and stress scenarios. In addition, the Directors have considered the commitment of support provided to AIB by the Irish Government. The Directors have also considered the risk factors which could materially affect the Group’s future business performance and profitability and which are outlined on pages 61 to 66.

Furthermore, the Directors have considered the outlook for the Irish economy, taking into account such factors as the successful exit by the Irish Government from the three-year bailout programme in December 2013 without a back-up credit line, the forecast expansion of the economy and the forecast fall in unemployment rates, in 2014. The forecast turnaround in the economy is supported by various economic indicators such as a modest growth in economic output and reduced unemployment levels together with increasing consumer confidence and a stabilisation of house prices, particularly in Dublin, during 2013.

The Directors have also considered the outlook for the eurozone and UK economies which are slowly emerging from recession. In the EU, following the sovereign and bank debt crises, the actions taken at an EU level lead to a marked easing of the crises and improvement of conditions in eurozone financial markets since the second half of 2012. The various support measures adopted for the euro since the beginning of 2011 and the pronouncements of the ECB demonstrate the strong commitment of EU institutions and the euro area Member States to do whatever is necessary to preserve the euro. In addition, the UK economy in which the Group has significant interests has returned to growth following a period of stagnation similar to the eurozone.

The Irish Government, as AIB’s principal shareholder, has confirmed its recognition of AIB as a ‘Pillar Bank’, given its key role in supporting the Irish economy. In support of this role, it has ensured that AIB has been sufficiently capitalised to meet the capital targets set by the Central Bank through its 2011 PCAR and PLAR assessment. The Directors have reviewed the capital and financial plans for the period of assessment, and believe that the capital resources are sufficient to ensure that the Group is adequately capitalised both in a base and stress scenario. The Group’s regulatory capital resources are detailed on pages 47 to 49.

In relation to liquidity and funding, the Directors are satisfied, based on AIB’s position as one of the two ‘Pillar Banks’ that in all reasonable circumstances, the required liquidity and funding from the Central Bank/ECB will be available to the Group during the period of assessment.The Group’s funding and liquidity profile are outlined on pages 153 to 163.

Conclusion

On the basis of the above, the Directors believe that it is appropriate to prepare the financial statements on a going concern basis having concluded that there are no material uncertainties related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern over the period of assessment.

Adoption of new accounting standards

The following standards/amendments to standards have been adopted by the Group and the Company during the year ended 31 December 2013. The impact of these amendments on the financial statements are set out in note 60.

Amendments to IAS 1 Presentation of Items in Other Comprehensive Income

These amendments are effective from 1 July 2012. The amendments require companies preparing financial statements in accordance with IFRSs to group together items within other comprehensive income that may be reclassified to the profit or loss section of the income statement. The amendments also reaffirm existing requirements that items in other comprehensive income and profit or loss should be presented as either a single statement or two consecutive statements. The adoption of these amendments has resulted in a change in the presentation of other comprehensive income.

Accounting policies (continued)

3	Basis of preparation (continued)

IAS 19 Employee Benefits

This revised standard is effective from 1 January 2013. The amendments result in significant changes to accounting for defined benefit pension plans. The revised standard eliminates the option to defer recognition of gains and losses (this option had not been adopted by AIB in the past). Actuarial gains and losses are now required to be recognised in other comprehensive income and are excluded permanently from profit or loss. The expected returns on plan assets will no longer be recognised in profit or loss. The expected return and the interest cost are replaced by recording net interest in profit or loss. Net interest is calculated using the discount rate used to measure the pension obligation. Unvested past service costs can no longer be deferred and recognised over the future vesting period. Instead, all past service costs will be recognised at the earlier of when the amendment/curtailment occurs and when the entity recognises related restructuring or termination costs.

Consolidation standards

IFRS 10 Consolidated Financial Statements

This standard which is effective from 1 January 2013 replaces the consolidation guidance in IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities. It introduces a single consolidation model for all entities based on control, irrespective of the nature of the investee. IFRS 10 builds on the existing principles by identifying the concept of control as the determining factor in which an entity should be included within the consolidated financial statements of the parent company. The adoption of this standard did not have a significant impact on the financial position or performance of the Group.

IFRS 11 Joint Arrangements

This standard is effective from 1 January 2013. IFRS 11 introduces new accounting requirements for joint arrangements, replacing IAS 31 Interests in Joint Ventures, by focusing on the rights and obligations of the arrangement, rather than its legal form. The option to apply the proportional consolidation method when accounting for jointly controlled entities is removed. The adoption of this standard did not have any impact on the financial position or performance of the Group.

IFRS 12 Disclosure of Interests in Other Entities

This standard which is effective from 1 January 2013 sets out the required disclosures for entities reporting under the two new standards, IFRS 10 Consolidated Financial Statements and IFRS 11 Joint Arrangements; it also replaces the disclosure requirements in IAS 28 Investments in Associates and Joint Ventures. The required disclosures aim to provide information to enable users to evaluate the nature of, and risks associated with, an entity’s interests in other entities and the effects of those interests on the entity’s financial position, financial performance and cash flows. This basic principle is further supported by more detailed disclosure objectives and requirements. This new standard impacts the disclosures required for the Group’s subsidiaries and associates as well as unconsolidated structured entities.

IAS 27 Separate Financial Statements (revised 2011)

The revised standard is effective from 1 January 2013. The requirements relating to separate financial statements are unchanged and are included in the revised IAS 27. The other sections of IAS 27 are replaced by IFRS 10 Consolidated Financial Statements. IAS 27 is renamed ‘Separate Financial Statements’ and is now a standard dealing solely with separate financial statements. The existing guidance and disclosure requirements for separate financial statements are unchanged. The adoption of this standard has not had an impact on Group reporting.

IAS 28 Investments in Associates and Joint Ventures (revised 2011)

This standard which is effective from 1 January 2013 prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. IAS 28 (revised 2011) does not include any disclosure requirements; these are now included in IFRS 12 Disclosure of Interests in Other Entities. The adoption of this standard did not have any impact on the financial position or performance of the Group.

IFRS 13 Fair Value Measurement

This standard which is effective from 1 January 2013 establishes a single source of guidance for fair value measurements under IFRSs. IFRS 13 defines fair value, provides guidance on its determination and introduces consistent requirements for disclosures on fair value measurements. The standard requires entities to disclose information about the valuation techniques and inputs used to measure fair value, as well as information about the uncertainty inherent in fair value measurements. This information is required for both financial and non-financial assets and liabilities. The adoption of this standard has resulted in additional disclosures.

3 Basis of preparation (continued)

IFRS 7 Financial Instruments: Disclosures on Offsetting Financial Assets and Financial Liabilities

These amendments to IFRS 7 are effective from 1 January 2013. The amendments introduce new disclosure requirements for offsetting financial instruments that aim to improve the comparability of financial statements prepared in accordance with IFRS and US GAAP. The amendments require more extensive disclosures at the year end which focus on quantitative information about recognised financial instruments that are offset in the statement of financial position, as well as those recognised financial instruments that are subject to master netting or similar arrangements, irrespective of whether they are offset. The adoption of this standard has resulted in additional disclosures.

Other amendments, resulting from improvements to IFRSs which the Group adopted in 2013, did not have any impact on the accounting policies, financial position or performance of the Group.

Changes to accounting policies

Arising from the adoption of the IFRSs set out above, the following accounting policies were revised effective from 1 January 2013:

–	Basis of consolidation
–	Employee benefits
–	Determination of fair value of financial instruments
–	Non-current assets held for sale and discontinued operations

4 Basis of consolidation

Subsidiary undertakings

A subsidiary undertaking is an investee controlled by the Group. The Group controls an investee when it has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Subsidiaries are consolidated in the Group’s financial statements from the date on which control commences until the date that control ceases.

The Group reassesses whether it controls a subsidiary when facts and circumstances indicate that there are changes to one or more elements of control.

Loss of control

If the Group loses control of a subsidiary, the Group:

(i) derecognises the assets (including any goodwill) and liabilities of the former subsidiary at their carrying amounts at the date control is lost;

(ii) derecognises the carrying amount of any non-controlling interests in the former subsidiary at the date control is lost (including any attributable amounts in other comprehensive income);

(iii) recognises the fair value of any consideration received and any distribution of shares of the subsidiary;

(iv) recognises any investment retained in the former subsidiary at its fair value at the date when control is lost; and

(v) recognises any resulting difference of the above items as a gain or loss in the income statement.

The Group subsequently accounts for any investment retained in the former subsidiary in accordance with IAS 39 Financial Instruments: Recognition and Measurement, or when appropriate, IAS 28 Investments in Associates and Joint Ventures.

Structured entities

A structured entity is an entity designed so that its activities are not governed by way of voting rights. The Group assesses whether it has control over such an entity by considering factors such as the purpose and design of the entity; the nature of its relationship with the entity; and the size of its exposure to the variability of returns of the entity.

Business combinations

The Group accounts for the acquisition of businesses using the acquisition method except for those businesses under common control. Under the acquisition method, the consideration transferred in a business combination is measured at fair value, which is calculated as the sum of:

–	the acquisition date fair value of assets transferred by the Group;
–	liabilities incurred by the Group to the former owners of the acquiree; and
–	the equity interests issued by the Group in exchange for control of the acquiree.

Acquisition related costs are recognised in the income statement as incurred.

Accounting policies (continued)

4 Basis of consolidation (continued)

Business combinations

Goodwill is measured as the excess of the sum of:

–	the fair value of the consideration transferred;
–	the amount of any non-controlling interests in the acquiree; and
–	the fair value of the acquirer’s previously held equity interest in the acquiree, if any; less
–	the net of the acquisition date fair value of the identifiable assets acquired and liabilities assumed.

The Group commonly acts as trustee and in other fiduciary capacities that result in the holding or placing of assets on behalf of individuals, trusts, retirement benefit plans and other institutions. These assets, and income arising thereon, are excluded from the financial statements, as they are not assets of the Group.

Non-controlling interests

For each business combination, the Group recognises any non-controlling interest in the acquiree either:

–	at fair value; or
–	at their proportionate share of the acquiree’s identifiable net assets.

For changes in the Group’s interest in a subsidiary that do not result in a loss of control, the Group adjusts the carrying amounts of the controlling and non-controlling interests to reflect the changes in their relative interests in the subsidiary. The difference between the change in value of the non-controlling interest and the fair value of the consideration paid or received is recognised directly in equity and attributed to the equity holders of the parent.

Common control transactions

The Group accounts for the acquisition of businesses or investments in subsidiary undertakings between members of the Group at carrying value at the date of the transaction unless prohibited by company law or IFRS. This policy also applies to the acquisition of businesses by the Group of other entities under the common control of the Irish Government. Where the carrying value of the acquired net assets exceeds the fair value of the consideration paid, the excess is accounted for as a capital contribution (accounting policy number 28 Shareholders’ equity - capital contributions in the Annual Financial Report 2013). On impairment of the subsidiary in the parent company’s separate financial statements, an amount equal to the impairment charge net of tax in the income statement is transferred from capital contribution reserves to revenue reserves. The entire capital contribution is transferred to revenue reserves on final sale of the subsidiary.

For acquisitions under common control, comparative data is not restated. The consolidation of the acquired entity is effective from the acquisition date with intercompany balances eliminated at a Group level on this date.

Associated undertakings

An associated undertaking is an entity over which the Group has significant influence, but not control, over the entity’s operating and financial policy decisions. If the Group holds 20% or more of the voting power of an entity, it is presumed that the Group has significant influence, unless it is clearly demonstratable that this is not the case.

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

Where the Group continues to hold more than 20% of the voting power in an investment but ceases to have significant influence, the investment is no longer accounted for as an associate. On the loss of significant influence, the Group measures the investment at fair value and recognises any difference between the carrying value and fair value in profit or loss and accounts for the investment in accordance with IAS 39 Financial Instruments: Recognition and Measurement.

The Group’s share of the results of associated undertakings after tax reflects the Group’s proportionate interest in the associated undertaking and is based on financial statements made up to a date not earlier than three months before the period end reporting date, adjusted to conform with the accounting policies of the Group.

4 Basis of consolidation (continued)

Associated undertakings

Since goodwill that forms part of the carrying amount of the investment in an associate is not recognised separately, it is, therefore, not tested for impairment separately. Instead, the entire amount of the investment in an associate is tested for impairment as a single asset when there is objective evidence that the investment in an associate may be impaired.

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

Consistent accounting policies are applied throughout the Group for the purposes of consolidation.

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

Accounting policies (continued)

6 Interest income and expense recognition (continued)

Interest income and expense presented in the consolidated income statement includes:-

–	Interest on financial assets and financial liabilities at amortised cost on an effective interest method;
–	Interest on financial investments available for sale on an effective interest method;
–	Net interest income and expense on qualifying hedge derivatives designated as cash flow hedges or fair value hedges which are recognised in interest income or interest expense; and
–	Interest income and funding costs of trading portfolio financial assets, excluding dividends on equity shares.

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

Full actuarial valuations of defined benefit schemes are undertaken every three years and are updated to reflect current conditions at each year-end reporting date. Scheme assets are measured at fair value determined by using current bid prices. Scheme liabilities are measured on an actuarial basis by estimating the amount of future benefit that employees have earned for their service in current and prior periods and discounting that benefit at the market yield on a high quality corporate bond of equivalent term and currency to the liability. The calculation is performed by a qualified actuary using the projected unit credit method. The difference between the fair value of the scheme assets and the present value of the defined benefit obligation at the year-end reporting date is recognised in the statement of financial position. Schemes in surplus are shown as assets and schemes in deficit, together with unfunded schemes, are shown as liabilities. Actuarial gains and losses are recognised immediately in other comprehensive income.

Changes with regard to benefits payable to retirees which represent a constructive obligation under IAS 37 Provisions, Contingent Liabilities and Contingent Assets are accounted for as a negative past service cost. These are recognised in the income statement.

11 Employee benefits (continued)

The cost of providing defined benefit pension schemes to employees, comprising the service cost and net interest on the net defined benefit liability (asset), calculated by applying the discount rate to the net defined benefit liability (asset), is charged to the income statement within personnel expenses. Remeasurements of the net defined benefit liability (asset), comprising actuarial gains and losses and the return on scheme assets are recognised in other comprehensive income. Amounts recognised in other comprehensive income in relation to remeasurements of the net defined benefit liability (asset) will not be reclassified to profit or loss in a subsequent period.

The Group recognises the effect of an amendment to a defined benefit scheme when the plan amendment occurs, which is when the Group introduces or withdraws a defined benefit scheme, or changes the benefits payable under existing defined benefit schemes. A curtailment is recognised when a significant reduction in the number of employees covered by a defined benefit scheme occurs. Gains or losses on plan amendments and curtailments are recognised in the income statement as a past service cost.

The costs of managing the defined benefit scheme assets are deducted from the return on scheme assets. All costs of running the defined benefit schemes are recognised in profit or loss when they are incurred.

The cost of the Group’s defined contribution schemes is charged to the income statement in the accounting period in which it is incurred. Any contributions unpaid at the year-end reporting date are included as a liability. The Group has no further obligation under these schemes once these contributions have been paid.

Short-term employee benefits

Short-term employee benefits, such as salaries and other benefits, are accounted for on an accruals basis over the period during which employees have provided services. Bonuses are recognised to the extent that the Group has a legal or constructive obligation to its employees that can be measured reliably. The cost of providing subsidised staff loans is charged within personnel expenses.

Termination benefits

Termination benefits are recognised as an expense at the earlier of when the Group can no longer withdraw the offer of those benefits and when the Group recognises costs for a restructuring under IAS 37 Provisions, Contingent Liabilities and Contingent Assets, which includes the payment of termination benefits.

For termination benefits payable as a result of an employee’s decision to accept an offer of voluntary redundancy, which is not within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets, the Group recognises the expense at the earlier of when the employee accepts the offer and when a restriction on the Group’s ability to withdraw the offer takes effect.

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

Accounting policies (continued)

12 Non-credit risk provisions (continued)

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

Deferred income tax is provided, using the financial statement liability method, on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred income tax is determined using tax rates based on legislation enacted or substantively enacted at the reporting date and expected to apply when the deferred tax asset is realised or the deferred tax liability is settled. Deferred income tax assets are recognised when it is probable that future taxable profits will be available against which the temporary differences will be utilised. The deferred tax asset is reviewed at the end of each reporting period and the carrying amount is reduced to the extent that sufficient taxable profits will be available to allow all of the asset to be recovered.

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

Accounting policies (continued)

15 Impairment of financial assets (continued)

beyond the prospect of recovery is written off against the related provision for loan impairment. Subsequent recoveries of amounts previously written off decrease the amount of the provision for loan impairment in the income statement.

Collateralised financial assets – Repossessions

The calculation of the present value of the estimated future cash flows of a collateralised financial asset reflects the cash flows that may result from foreclosure, costs for obtaining and settling the collateral, and whether or not foreclosure is probable.

For loans which are impaired, the Group may repossess collateral previously pledged as security in order to achieve an orderly realisation of the loan. AIB will then offer this repossessed collateral for sale. However, if the Group believes the proceeds of the sale will comprise only part of the recoverable amount of the loan with the customer remaining liable for any outstanding balance, the loan continues to be recognised and the repossessed asset is not recognised. However, if the Group believes that the sale proceeds of the asset will comprise all or substantially all of the recoverable amount of the loan, the loan is derecognised and the acquired asset is accounted for in accordance with the applicable accounting standard. Any further impairment of the repossessed asset is treated as an impairment of the relevant asset and not as an impairment of the original loan.

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

15 Impairment of financial assets (continued)

Forbearance mortgage loans, classified as impaired, may be upgraded from impaired status, subject to a satisfactory assessment by the appropriate credit authority as to the borrower’s continuing ability and willingness to repay and confirmation that the relevant security held by the Group continues to be enforceable. In this regard, the borrower is required to display a satisfactory performance following the restructuring of the loan in accordance with new agreed terms, comprising typically, a period of twelve months of consecutive payments of full principal and interest and, the upgrade would initially be to Watch/Vulnerable grades. In some non-mortgage cases, based on assessment by the relevant credit authority, the upgrade out of impaired to performing status may be earlier than twelve months, as the debt may have been reduced to a sustainable level. Where upgraded out of impaired, loans are included in the Group’s collective assessment for IBNR provisions.

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

Non-forbearance renegotiation

Occasionally, the Group may temporarily amend the contractual repayments terms on a loan (e.g. payment moratorium) for a short period of time due to a temporary change in the life circumstances of the borrower. Because such events are not directly linked to repayment capacity, these amendments are not considered forbearance. The changes in expected cash flows are accounted for under IAS 39 paragraph AG8 i.e. the carrying amount of the loan is adjusted to reflect the revised estimated cash flows which are discounted at the original effective interest rate. Any adjustment to the carrying amount of the loan is reflected in the income statement.

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

16 Determination of fair value of financial instruments

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal, or in its absence, the most advantageous market to which the Group has access at that date. The Group considers the impact of non-performance risk when valuing its financial liabilities.

Financial instruments are initially recognised at fair value and, with the exception of financial assets at fair value through profit or loss, the initial carrying amount is adjusted for direct and incremental transaction costs. In the normal course of business, the fair value on initial recognition is the transaction price (fair value of consideration given or received). If the Group determines that the fair value at initial recognition differs from the transaction price and the fair value is determined by a quoted price in an active market for the same financial instrument, or by a valuation technique which uses only observable market inputs, the difference between the fair value at initial recognition and the transaction price is recognised as a gain or loss. If the fair value is calculated by a valuation technique that features significant market inputs that are not observable, the difference between the fair value at initial recognition and the transaction price is deferred. Subsequently, the difference is recognised in the income statement on an appropriate basis over the life of the financial instrument, but no later than when the valuation is supported by wholly observable inputs; the transaction matures; or is closed out.

Subsequent to initial recognition, the methods used to determine the fair value of financial instruments include quoted prices in active markets where those prices are considered to represent actual and regularly occurring market transactions. Where quoted prices are not available or are unreliable because of market inactivity, fair values are determined using valuation techniques. These valuation techniques maximise the use of relevant observable inputs and minimise the use of unobservable inputs. The valuation techniques used incorporate the factors that market participants would take into account in pricing a transaction. Valuation techniques include the use of recent orderly transactions between market participants, reference to other similar instruments, option pricing models, discounted cash flow analysis and other valuation techniques commonly used by market participants.

Accounting policies (continued)

16 Determination of fair value of financial instruments (continued)

Quoted prices in active markets

Quoted market prices are used where those prices are considered to represent actual and regularly occurring market transactions for financial instruments in active markets.

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

Valuation techniques

In the absence of quoted market prices, and in the case of over-the-counter derivatives, fair value is calculated using valuation techniques. Fair value may be estimated using quoted market prices for similar instruments, adjusted for differences between the quoted instrument and the instrument being valued. Where the fair value is calculated using discounted cash flow analysis, the methodology is to use, to the extent possible, market data that is either directly observable or is implied from instrument prices, such as interest rate yield curves, equities and commodities prices, credit spreads, option volatilities and currency rates. In addition, the Group considers the impact of own credit risk and counterparty risk when valuing its derivative liabilities.

The valuation methodology is to calculate the expected cash flows under the terms of each specific contract and then discount these values back to a present value. The assumptions involved in these valuation techniques include:

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

All adjustments in the calculation of the present value of future cash flows are based on factors market participants would take into account in pricing the financial instrument.

Certain financial instruments (both assets and liabilities) may be valued on the basis of valuation techniques that feature one or more significant market inputs that are not observable. When applying a valuation technique with unobservable data, estimates are made to reflect uncertainties in fair values resulting from a lack of market data, for example, as a result of illiquidity in the market. For these instruments, the fair value measurement is less reliable. Inputs into valuations based on non-observable data are inherently uncertain because there is little or no current market data available from which to determine the price at which an orderly transaction between market participants would occur under current market conditions. However, in most cases there is some market data available on which to base a determination of fair value, for example historical data, and the fair values of most financial instruments will be based on some market observable inputs even where the non-observable inputs are significant. All unobservable inputs used in valuation techniques reflect the assumptions market participants would use when fair valuing the financial instrument.

The Group tests the outputs of the valuation model to ensure that it reflects current market conditions. The calculation of fair value for any financial instrument may require adjustment of the quoted price or the valuation technique output to reflect the cost of credit risk and the liquidity of the market, if market participants would include one, where these are not embedded in underlying valuation techniques or prices used.

The choice of contributors, the quality of market data used for pricing, and the valuation techniques used are all subject to internal review and approval procedures.

Transfers between levels of the fair value hierarchy

The Group recognises transfers between levels of the fair value hierarchy at the end of the reporting period during which the change occurred.

17 Valuation of NAMA senior bonds

NAMA senior bonds were received as consideration for financial assets transferred to NAMA and also as part of the ‘Anglo’ and ‘EBS’ transactions. These bonds are designated as loans and receivables and are separately disclosed in the statement of financial position as ‘NAMA senior bonds’.

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

Accounting policies (continued)

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

19 Fina ncial liabilities

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

20 Prop erty, plant and equipment

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

21 Intangible assets (continued)

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

Hedging

All derivatives are carried at fair value and the accounting treatment of the resulting fair value gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. Where derivatives are held for risk management purposes, and where transactions meet the criteria specified in IAS 39 Financial Instruments: Recognition and Measurement, the Group designates certain derivatives as either:

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

225

Accounting policies (continued)

22 Derivatives and hedge accounting (continued)

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

Discontinued operations are presented in the income statement (including comparatives) as a separate amount, comprising the total of the post tax profit or loss of the discontinued operations for the period together with any post-tax gain or loss recognised on the measurement of relevant assets to fair value less costs to sell, or on disposal of the assets/disposal groups constituting discontinued operations. In presenting interest income and interest expense and various expenses relating to discontinued operations, account is taken of the continuance or otherwise of these income statement items post disposal of the discontinued operation. Corporate

23 Non-current assets held for sale and discontinued operations (continued)

overhead, which was previously allocated to the business being disposed of, is considered to be part of continuing operations. In the statement of financial position, the assets and liabilities of discontinued operations are shown within the caption ‘Disposal groups and non-current assets/(liabilities) held for sale’ separate from other assets and liabilities. On reclassification as discontinued operations, there is no restatement in the statement of financial position of prior periods for assets and liabilities held for sale.

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

Acquisition of a subsidiary acquired exclusively with a view to its resale

A subsidiary that is acquired and held exclusively for disposal and meets the definition of an asset held for sale is not excluded from consolidation. However, it is measured and accounted for under IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations, initially at fair value less costs to sell. It is consolidated but the results of the subsidiary are treated as a discontinued operation.

AIB acquired its investment in Ark Life in March 2013 with a view to its resale. Accordingly, AIB has adopted the approach set out in IFRS 5 implementation guidance, example 13, in accounting for its investment in Ark Life at the acquisition date and at subsequent reporting dates. This requires the entity being disposed of to be valued at the lower of its carrying value and its fair value less costs to sell at each reporting date. Individual assets and liabilities of the entity acquired with a view to resale are not fair valued. For presentation purposes in the statement of financial position, the entity’s identifiable liabilities are measured at fair value and this amount is added to the fair value less costs to sell figure to ascertain the value of the assets to be disclosed. Separate analysis of individual assets and liabilities is not required in the notes to the financial statements.

Inter-company assets and liabilities are eliminated against the carrying amount of the disposal group where applicable. Inter-company interest income/expense of the continuing group is recorded in the consolidated income statement. Hedge accounting for deposits accepted by AIB from Ark Life was discontinued with effect from the acquisition date of Ark Life.

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

Accounting policies (continued)

24 Collateral and netting (continued)

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

28 Shareholders’ equity (continued)

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

Dividends and distributions

Dividends on ordinary shares are recognised in equity in the period in which they are approved by the Company’s shareholders, or in the case of the interim dividend when it has been approved for payment by the Board of Directors. Dividends declared after the year-end reporting date are disclosed in note 62.

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

Capital contributions

Capital contributions represent the receipt of non-refundable considerations arising from transactions with the Irish Government (note 54). These contributions comprise both financial and non-financial net assets. The contributions are classified as equity and may be either distributable or non-distributable. Capital contributions are distributable if the assets received are in the form of cash or another asset that is readily convertible to cash, otherwise, they are treated as non-distributable. Capital contributions arose during 2011 from (a) EBS transaction; (b) Anglo transaction; (c) issue of contingent capital notes; and (d) non-refundable receipts from the Irish Government and the NPRFC.

The capital contribution from the EBS transaction is treated as non-distributable as the related net assets received are largely non-cash in nature. In the case of the Anglo transaction the excess of the assets over the liabilities comprised of NAMA senior bonds. On initial recognition, this excess was accounted for as a non-distributable capital contribution. However, according as NAMA repays these bonds, the proceeds received will be deemed to be distributable and the relevant amount will be transferred from the capital contribution account to revenue reserves.

AIB issued contingent convertible capital notes to the Irish Government (note 40) where the proceeds of issue amounting to €1.6 billion exceeded the fair value of the instruments issued. This excess has been accounted for as a capital contribution and will be treated as distributable according as the fair value adjustment on the notes amortises to the income statement.

Accounting policies (continued)

28 Shareholders’ equity (continued)

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

Amendments to IAS 32 Financial instruments: Presentation on Offsetting Financial Assets and Financial Liabilities

The amendments to IAS 32 Financial Instruments: Presentation clarify that the right of set-off must be currently available and legally enforceable for all counterparties in the normal course of business, as well as in the event of default, insolvency or bankruptcy.

IAS 32: Annual periods beginning on or after 1 January 2014

Amendments to IFRS 10 Consolidated Financial Statements, IFRS 12 Disclosure of Interests in Other Entities and IAS 27 Separate Financial Statements on Investment Entities

In October 2012, the IASB issued Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27). The amendments provide an exception for investment entities to consolidate particular subsidiaries. These subsidiaries should be measured at fair value through profit and loss. The amendments also set out the disclosure requirements for investment entities.

Annual periods beginning on or after 1 January 2014

Amendments to IAS 36 Impairment of Assets on Recoverable Amount Disclosures for Non-Financial Assets

As part of the development of IFRS 13 Fair Value Measurement, the IASB amended IAS 36 to require disclosures about the recoverable amount of impaired assets. The amendments published in May 2013 clarify that the scope of these disclosures is limited to the recoverable amount of impaired assets that is based on fair value less costs of disposal. The amendments require an entity to disclose:

–  the level of the fair value hierarchy within which the fair value of the asset is categorised;

–  a description of the valuation technique(s) used to measure the fair value less costs of disposal, where the fair value measurement is categorised within Level 2 or Level 3 of the fair value hierarchy;

–  the key assumptions which management has based its determination of fair value less costs of disposal, where the fair value measurement is categorised within Level 2 or Level 3 of the fair value hierarchy; and

–  the discount rates used to determine current and previous impairments where the recoverable amount of impaired assets, based on fair value less costs of disposal, was measured using a present value technique.

Annual periods beginning on or after 1 January 2014

Amendments to IAS 39 Financial Instruments: Recognition and Measurement on Novation of Derivatives and Continuation of Hedge Accounting

The amendment to IAS 39 Financial Instruments: Recognition and Measurement provides an exception to the requirement to discontinue hedge accounting where a hedging derivative is novated, provided certain criteria are met. The amendment applies to novations:

–  which arise due to laws or regulations, or the introduction of laws or regulations;

–  where the parties to the hedging instrument agree that one or more clearing counterparties replace their original counterparty to become the new counterparty to each of the parties; and

–  that did not result in changes to the terms of the original derivative except the changes directly attributable to the change in counterparty to achieve clearing.

All of the above criteria must be met to continue hedge accounting under this exception.

Annual periods beginning on or after 1 January 2014

32 Prospective accounting changes (continued)

Pronouncement	Nature of change	IASB effective date

Amendments to IAS 19 Employee Benefits

In November 2013, the IASB issued amendments to IAS 19 dealing with ‘Defined Benefit Plans – Employee Contributions’. These amendments will not impact AIB Group as all the defined benefit schemes were closed to future accrual with effect from 31 December 2013.

The amendments are still subject to EU endorsement.

Annual periods beginning on or after 1 July 2014

Annual improvements to IFRSs 2010–2012 cycle

In December 2013, the IASB issued Annual Improvements to IFRSs 2010 – 2012 Cycle. The amendments to standards under the annual improvements process are primarily to remove inconsistencies and clarify wording.

The amendments are to seven International Financial Reporting Standards. The more relevant amendments are:

IFRS 2 Share-based payments

The amendment clarifies the definition of ‘vesting conditions’ by defining a ‘performance condition’ and a ‘service condition’.

IFRS 3 Business Combinations

The amendments clarify that:

–  a contingent consideration is assessed as either a liability or an equity instrument only on the basis of IAS 32 Financial Instruments: Presentation;

–  contingent consideration that is within the scope of IAS 39 Financial Instruments: Recognition and Measurement is measured at fair value at each reporting date and changes in fair value are recognised in profit or loss in accordance with IAS 39; and

–  contingent consideration that is not within the scope of IAS 39 Financial Instruments: Recognition and Measurement is measured at fair value at each reporting date and changes in fair value are recognised in profit or loss.

IFRS 8 Operating Segments

The amendment requires an entity to disclose the judgements made by management to identify the entity’s reportable segments when operating segments are aggregated.

The amendment clarifies that a reconciliation of the total of the reportable segments’ assets to the entity’s assets should be disclosed, if that amount is regularly provided to the chief operating decision maker.

IFRS 13 Fair Value Measurement

The amendment clarifies that amendments to IFRS 9 Financial Instruments and IAS 39 Financial Instruments: Recognition and Measurement by IFRS 13 did not remove the ability to measure short-term receivables and payables with no stated interest rate at invoice amounts without discounting, when the effect of not discounting is immaterial.

None of the above amendments is expected to have a significant impact on reported results or disclosures.

The amendments are still subject to EU endorsement.

Annual periods beginning on or after 1 July 2014

Accounting policies (continued)

32 Prospective accounting changes (continued)

Pronouncement	Nature of change	IASB effective date

Annual improvements to IFRSs 2011 - 2013 Cycle

In December 2013, the IASB issued Annual Improvements to IFRSs 2011– 2013 Cycle. The amendments to standards under the annual improvements process are primarily to remove inconsistencies and clarify wording. The more relevant amendments to AIB Group are:

IFRS 3 Business Combinations

The amendment clarifies that the accounting for the formation of a joint arrangement in the financial statements of the joint arrangement itself is not within the scope of IFRS 3.

IFRS 13 Fair Value Measurement

The amendment clarifies that the scope of the portfolio exception defined in paragraph 52 of IFRS 13 includes all contracts accounted for within the scope of IAS 39 Financial Instruments: Recognition and Measurement or IFRS 9 Financial Instruments, irrespective of whether they meet the definition of financial assets or financial liabilities as defined in IAS 32 Financial Instruments: Presentation.

None of the above amendments is expected to have a significant impact on reported results or disclosures.

The amendments are still subject to EU endorsement.

Annual periods beginning on or after 1 July 2014

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

The IASB reissued IFRS 9 in October 2010. The revised standard incorporated new requirements on accounting for financial liabilities, and carried over the requirements for derecognition of financial assets and liabilities from IAS 39.

Phase 2: Impairment methodology

The IASB published the Exposure Draft Financial Instruments: Expected Credit Losses in March 2013. The comment period closed on 5 July 2013 and redeliberations are on-going.

Phase 3: Hedge accounting

In November 2013, the IASB issued an update to IFRS 9 Financial Instruments (Hedge Accounting and amendments to IFRS 9, IFRS 7 and IAS 39). This includes new hedge accounting requirements and some related amendments to IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures.

Annual periods beginning 1 January 2018

32 Prospective accounting changes (continued)

Pronouncement	Nature of change	IASB effective date

IFRS 9 Financial Instruments (continued)

This phase replaces the rule-based hedge accounting requirements in IAS 39 Financial Instruments: Recognition and Measurement to more closely align the accounting with risk management activities. The objective of this phase is to improve the ability of investors to understand risk management activities and to assess the amounts, timing and uncertainty of future cash flows. This update to IFRS 9 does not deal with macro hedging which is scheduled for a Discussion Paper in 2014.

The main areas of change to hedge accounting are as follows:

–  Risk component – this may be designated as the hedged item, for both financial and non-financial items, if the risk component is separately identifiable and reliably measurable;

–  Hedge effectiveness testing – the 80-125% range is replaced by an objectives-based test which focuses on the economic relationship between the hedged item and the hedging instrument and the effect of credit risk on the economic relationship;

–  Costs of hedging – the time value of an option, the forward element of a forward contract and any foreign currency basis spread may be excluded from the designation of a financial instrument as the hedging instrument and accounted for as costs of hedging;

–  Groups of items – more designations of groups of items as the hedged item are possible;

–  Disclosures – more extensive disclosures are required.

IFRS 9 (2013) also includes a change resulting from other phases of the IASB’s financial instruments project:

–  IFRS 9 requires that changes in the fair value of an entity’s own debt caused by changes in its own credit quality to be recognised in other comprehensive income rather than in profit or loss. Under a ‘fast-track’ option, entities can apply these requirements of IFRS 9 early without applying the other IFRS 9 requirements at the same time.

Since some significant aspects of the standard have yet to be finalised, namely, impairment and macro hedging, it is impracticable for the Group to quantify the impact of IFRS 9 at this stage. However, the implementation and the impact of the standard are likely to be significant.

The new standard is subject to EU endorsement.

Consolidated income statement for the year ended 31 December 2013

			Restated*	Restated*
	Notes	2013 € m	2012 €m	2011 €m

Continuing operations
Interest and similar income	2	3,321	3,916	4,429
Interest expense and similar charges	3	(1,973)	(2,810)	(3,079)

Net interest income		1,348	1,106	1,350
Dividend income	4	4	1	4
Fee and commission income	5	414	396	470
Fee and commission expense	5	(36)	(29)	(29)
Net trading income/(loss)	6	102	(100)	(113)
Gain on redemption/remeasurement of subordinated liabilities and other capital instruments	7	–	–	3,277
Loss on disposal/transfer of loans and receivables	8	(226)	(803)	(686)
Other operating income	9	104	50	67
Other income/(loss)		362	(485)	2,990

Total operating income		1,710	621	4,340
Administrative expenses	10	(1,359)	(1,716)	(1,636)
Impairment and amortisation of intangible assets	32	(73)	(60)	(66)
Impairment and depreciation of property, plant and equipment	33	(51)	(60)	(49)
Total operating expenses		(1,483)	(1,836)	(1,751)

Operating profit/(loss) before provisions		227	(1,215)	2,589
(Provisions) for impairment on loans and receivables	27	(1,916)	(2,434)	(7,861)
(Provisions)/writeback of provisions for liabilities and commitments	39	(17)	(9)	416
Writeback/(provisions) for impairment on financial investments available for sale	13	9	(86)	(283)

Operating loss		(1,697)	(3,744)	(5,139)
Associated undertakings	30	7	10	(37)
Profit/(loss) on disposal of property	14	2	2	(1)
Profit on disposal of businesses	15	1	3	38

Loss before taxation from continuing operations		(1,687)	(3,729)	(5,139)
Income tax credit from continuing operations	17	90	172	1,193

Loss after taxation from continuing operations		(1,597)	(3,557)	(3,946)
Discontinued operations
Profit after taxation from discontinued operations	18	–	–	1,628

Loss for the year		(1,597)	(3,557)	(2,318)

Attributable to:
Owners of the parent:
Loss from continuing operations		(1,597)	(3,557)	(3,946)
Profit from discontinued operations		–	–	1,608

Loss for the year attributable to owners of the parent		(1,597)	(3,557)	(2,338)
Non-controlling interests:
Profit from discontinued operations		–	–	20

Profit for the year attributable to non-controlling interests		–	–	20

		(1,597)	(3,557)	(2,318)

Basic (loss)/earnings per share
Continuing operations	19(a)	(0.3c )	(0.7c )	(1.6c)
Discontinued operations	19(a)	–	–	0.7c
		(0.3c )	(0.7c )	(0.9c)
Diluted (loss)/earnings per share
Continuing operations	19(b)	(0.3c )	(0.7c )	(1.6c)
Discontinued operations	19(b)	–	–	0.7c
		(0.3c )	(0.7c )	(0.9c)

*Restated due to change in accounting policy for employee benefits (note 60).

David Hodgkinson, Chairman; David Duffy, Chief Executive Officer; Catherine Woods, Director; David O’Callaghan, Company Secretary.

236

Consolidated statement of comprehensive income for the year ended 31 December 2013

			Restated*	Restated*
	Notes	2013 € m	2012 €m	2011 €m

Loss for the year		(1,597)	(3,557)	(2,318)
Other comprehensive income – continuing operations
Items that will not be reclassified to profit or loss:
Net change in property revaluation reserves		(1)	(2)	–
Net actuarial losses in retirement benefit schemes, net of tax		251	(716)	(438)

Total items that will not be reclassified to profit or loss		250	(718)	(438)

Items that may be reclassified subsequently to profit or loss:
Net change in foreign currency translation reserves	17	(9)	34	(11)
Net change in cash flow hedges, net of tax	17	(18)	(162)	(209)
Net change in fair value of available for sale securities, net of tax	17	513	1,295	112
Share of other comprehensive income of associates, net of tax		–	–	4

Total items that may be reclassified subsequently to profit or loss		486	1,167	(104)

Other comprehensive income for the year, net of tax from continuing operations		736	449	(542)

Other comprehensive income – discontinued operations
Items that may be reclassified subsequently to profit or loss:
Net change in foreign currency translation reserves		–	–	(134)
Net change in cash flow hedges, net of tax		–	–	1
Net change in fair value of available for sale securities, net of tax		–	–	(74)

Total items that may be reclassified subsequently to profit or loss		–	–	(207)

Other comprehensive income for the year, net of tax, from discontinued operations		–	–	(207)

Total other comprehensive income for the year, net of tax		736	449	(749)

Total comprehensive income for the year		(861)	(3,108)	(3,067)

Attributable to:
Owners of the parent:
Continuing operations		(861)	(3,108)	(4,488)
Discontinued operations		–	–	1,409

		(861)	(3,108)	(3,079)
Non-controlling interests:
Discontinued operations		–	–	12

Total comprehensive income for the year		(861)	(3,108)	(3,067)

*Restated due to change in accounting policy for employee benefits (note 60).

David Hodgkinson, Chairman; David Duffy, Chief Executive Officer; Catherine Woods, Director; David O’Callaghan, Company Secretary.

237

Consolidated statement of financial position as at 31 December 2013

			Restated*
	Notes	2013 € m	2012 €m

Assets
Cash and balances at central banks	52	4,132	4,047
Items in course of collection		164	192
Disposal groups and non-current assets held for sale	21	2,782	562
Trading portfolio financial assets	22	2	24
Derivative financial instruments	23	1,629	2,835
Loans and receivables to banks	24	2,048	2,914
Loans and receivables to customers	25	65,713	72,972
NAMA senior bonds	28	15,598	17,387
Financial investments available for sale	29	20,368	16,344
Interests in associated undertakings	30	58	52
Intangible assets	32	176	187
Property, plant and equipment	33	301	333
Other assets		242	239
Current taxation		1	9
Deferred taxation	34	3,828	3,845
Prepayments and accrued income		609	559
Retirement benefit assets	12	83	–

Total assets		117,734	122,501

Liabilities
Deposits by central banks and banks	35	23,121	28,442
Customer accounts	36	65,667	63,610
Disposal groups held for sale	21	3,593	–
Derivative financial instruments	23	1,960	3,256
Debt securities in issue	37	8,759	10,666
Current taxation		48	2
Other liabilities	38	1,321	1,627
Accruals and deferred income		943	1,260
Retirement benefit liabilities	12	177	762
Provisions for liabilities and commitments	39	299	250
Subordinated liabilities and other capital instruments	40	1,352	1,271

Total liabilities		107,240	111,146

Shareholders’ equity
Share capital	41	5,248	5,206
Share premium	41	2,848	2,890
Reserves		2,398	3,259

Total shareholders’ equity		10,494	11,355

Total liabilities and shareholders’ equity		117,734	122,501

*Restated due to change in accounting policy for employee benefits (note 60).

David Hodgkinson, Chairman; David Duffy, Chief Executive Officer; Catherine Woods, Director; David O’Callaghan, Company Secretary.

238

Consolidated statement of cash flows for the year ended 31 December 2013

			Restated*	Restated*
	Notes	2013 € m	2012 €m	2011 €m

Reconciliation of loss before taxation to net cash inflow/(outflow) from operating activities
Loss for the year from continuing operations before taxation		(1,687)	(3,729)	(5,139)
Adjustments for:
Gain on redemption/remeasurement of subordinated liabilities and other capital instruments		–	–	(3,277)
Profit on disposal of businesses	15	(1)	(3)	(38)
(Profit)/loss on disposal of property, plant and equipment	14	(2)	(2)	1
Loss on disposal/transfer of loans and receivables	8	226	803	686
Dividend income		(3)	(14)	(5)
Associated undertakings	30	(16)	(15)	1
Impairment of associated undertakings	30	8	5	36
Loss on disposal of associated undertaking	30	1	–	–
Provisions for impairment on loans and receivables	27	1,916	2,434	7,861
Provisions/(writeback of provisions) for liabilities and commitments	39	17	9	(416)
(Writeback)/provisions for impairment on financial investments available for sale	13	(9)	86	283
Change in other provisions		84	175	80
Retirement benefits – defined benefit (credit)/expense	12	(131)	(123)	60
Termination benefits		(3)	132	–
Contributions to defined benefit pension schemes	12	(234)	(236)	(216)
Depreciation, amortisation and impairment	32 & 33	124	120	115
Interest on subordinated liabilities and other capital instruments	3	241	223	168
(Profit)/loss on disposal of financial investments available for sale	9	(41)	(31)	28
Remeasurement of NAMA senior bonds	28	(62)	–	–
Amortisation of premiums and discounts		(57)	(128)	(60)
Change in prepayments and accrued income		(51)	114	(11)
Change in accruals and deferred income		(316)	153	71

Net cash inflow/(outflow) from operating activities before changes in operating assets and liabilities		4	(27)	228

Change in deposits by central banks and banks		(5,309)	(8,456)	(17,696)
Change in customer accounts(1)		3,397	2,654	(9,796)
Change in loans and receivables to customers(2)		5,078	6,798	11,617
Change in NAMA senior bonds		1,916	2,438	891
Change in loans and receivables to banks		567	265	1,869
Change in trading portfolio financial assets/liabilities		21	33	(63)
Change in derivative financial instruments		259	(769)	385
Change in items in course of collection		26	13	76
Change in debt securities in issue		(1,875)	(4,996)	(3,174)
Change in notes in circulation		(50)	9	1
Change in other assets		(5)	254	(212)
Change in other liabilities		(264)	(102)	(87)
Effect of exchange translation and other adjustments		78	(31)	(405)

Net cash inflow/(outflow) from operating assets and liabilities		3,839	(1,890)	(16,594)

Net cash inflow/(outflow) from operating activities before taxation		3,843	(1,917)	(16,366)
Taxation refund		40	42	15

Net cash inflow/(outflow) from operating activities		3,883	(1,875)	(16,351)
Investing activities (note a)		(3,827)	546	6,684
Financing activities (note b)		(160)	(160)	11,302

Change in cash and cash equivalents		(104)	(1,489)	1,635
Opening cash and cash equivalents		5,926	7,373	5,712
Effect of exchange translation adjustments		(92)	42	26

Closing cash and cash equivalents		5,730	5,926	7,373

*Restated due to change in accounting policy for employee benefits (note 60).
239

Consolidated statement of cash flows (continued) for the year ended 31 December 2013

				Restated*	Restated*
	Notes	2013 € m		2012 €m	2011 €m

(a) Investing activities
Net cash outflow on acquisition of business combinations	18 & 31	(325	)(3)	–	(3,420)
Purchase of financial investments available for sale	29	(6,666)		(5,059)	(1,760)
Proceeds from sales and maturity of financial investments available for sale	9 &29	3,040		5,685	8,738
Additions to property, plant and equipment	33	(32)		(37)	(17)
Disposal of property, plant and equipment	14 & 33	15		3	2
Additions to intangible assets	32	(62)		(71)	(33)
Proceeds of disposal of investment in associated undertaking	30	10		–	–
Proceeds of disposal of investment in businesses and subsidiaries		190	(4)	11	3,169	(5)
Dividends received from associated undertakings		3		14	5

Cash flows from investing activities		(3,827)		546	6,684

(b) Financing activities
Proceeds of issue of CCNs	40	–		–	1,600
Proceeds of issue of share capital to NPRFC		–		–	5,000
Capital contributions from the Minister for Finance and the NPRFC	44	–		–	6,054
Redemption of subordinated liabilities and other capital instruments		–		–	(1,120)
Cost of redemption of capital instruments	7	–		–	(9)
Interest paid on subordinated liabilities and other capital instruments		(160)		(160)	(223)

Cash flows from financing activities		(160)		(160)	11,302

(1)Includes deposits placed by the NTMA € 6,683 million (2012: € 1,127 million; 2011: € 27 million).

(2)Also includes loans and receivables to customers within disposal groups and non-current assets held for sale.

(3)Acquisition of Ark Life Assurance Company Limited.

(4)Disposal of Aviva Life Holdings Ireland Limited.

(5)Includes net proceeds on the disposal of BZWBK (note 18) and proceeds on the disposal of businesses (note 15).

*Restated due to change in accounting policy for employee benefits (note 60).
240

Consolidated statement of changes in equity for the year ended 31 December 2013

	Attributable to equity holders of parent
	Share capital	Share premium	Capital reserves	Revaluation reserves	Available for sale securities reserves	Cash flow hedging reserves	Revenue reserves	Foreign currency translation reserves	Treasury shares	Share based payments reserves	Total
	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m

At 1 January 2013 as reported	5,206	2,890	2,638	24	292	67	996	(433)	(462)	23	11,241
Change in accounting policy	–	–	–	–	–	–	114	–	–	–	114

As restated	5,206	2,890	2,638	24	292	67	1,110	(433)	(462)	23	11,355
Total comprehensive income for the year
Loss for the year	–	–	–	–	–	–	(1,597)	–	–	–	(1,597)
Other comprehensive income	–	–	–	(1)	513	(18)	251	(9)	–	–	736

Total comprehensive income for the year	–	–	–	(1)	513	(18)	(1,346)	(9)	–	–	(861)

Transactions with owners, recorded directly in equity
Contributions by and distributions to owners of the Group
Capital contributions (note 43)	–	–	(219)	–	–	–	219	–	–	–	–
Ordinary shares issued in lieu of dividend (note 41)	42	(42)	–	–	–	–	–	–	–	–	–

Share based payments	–	–	–	–	–	–	10	–	–	(10)	–
Other movements	–	–	178	(5)	(164)	(14)	5	–	–	–	–

Total contributions by and distributions to owners of the Group	42	(42)	(41)	(5)	(164)	(14)	234	–	–	(10)	–

At 31 December 2013	5,248	2,848	2,597	18	641	35	(2)	(442)	(462)	13	10,494

Consolidated statement of changes in equity for the year ended 31 December 2012

	Attributable to equity holders of parent								Restated*

	Share capital	Share premium	Capital reserves	Capital redemption reserves	Revaluation reserves	Available for sale securities reserves	Cash flow hedging reserves	Revenue reserves	Foreign currency translation reserves	Treasury shares	Share based payments reserves	Total
	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m

At 1 January 2012	5,170	4,926	2,885	3,958	26	(1,003)	229	(822)	(467)	(462)	23	14,463
Total comprehensive income for the year
Loss for the year	–	–	–	–	–	–	–	(3,557)	–	–	–	(3,557)
Other comprehensive income*	–	–	–	–	(2)	1,295	(162)	(716)	34	–	–	449

Total comprehensive income for the year	–	–	–	–	(2)	1,295	(162)	(4,273)	34	–	–	(3,108)

Transactions with owners, recorded directly in equity
Contributions by and distributions to owners of the Group
Capital contributions (note 43)	–	–	(247)	–	–	–	–	247	–	–	–	–
Reduction of capital (notes 41 and 43)	–	(2,000)	–	(3,958)	–	–	–	5,958	–	–	–	–
Ordinary shares issued in lieu of dividend (note 41)	36	(36)	–	–	–	–	–	–	–	–	–	–
Share based payments	–	–	–	–	–	–	–	–	–	–	–	–

Total contributions by and distributions to owners of the Group	36	(2,036)	(247)	(3,958)	–	–	–	6,205	–	–	–	–

At 31 December 2012 - restated	5,206	2,890	2,638	–	24	292	67	1,110	(433)	(462)	23	11,355

* Restated due to change in accounting policy for employee benefits (note 60).

Notes to the financial statements

Note

1	Segmental information
2	Interest and similar income
3	Interest expense and similar charges
4	Dividend income
5	Net fee and commission income
6	Net trading income/(loss)
7	Gain on redemption/remeasurement of subordinated liabilities and other capital instruments
8	Loss on disposal/transfer of loans and receivables
9	Other operating income
10	Administrative expenses
11	Share-based compensation schemes
12	Retirement benefits
13	Writeback/(provisions) for impairment on financial investments available for sale
14	Profit/(loss) on disposal of property
15	Profit on disposal of businesses
16	Auditor’s fees
17	Taxation
18	Discontinued operations
19	Earnings per share
20	Distributions on equity shares
21	Disposal groups and non-current assets held for sale
22	Trading portfolio financial assets
23	Derivative financial instruments
24	Loans and receivables to banks
25	Loans and receivables to customers
26	Amounts receivable under finance leases and hire purchase contracts
27	Provisions for impairment on loans and receivables
28	NAMA senior bonds
29	Financial investments available for sale
30	Interests in associated undertakings
31	Interest in Aviva Life Holdings Ireland Limited
32	Intangible assets

Note

33	Property, plant and equipment
34	Deferred taxation
35	Deposits by central banks and banks
36	Customer accounts
37	Debt securities in issue
38	Other liabilities
39	Provisions for liabilities and commitments
40	Subordinated liabilities and other capital instruments
41	Share capital
42	Own shares
43	Capital reserves and capital redemption reserves
44	Contributions from the Minister for Finance and the NPRFC
45	Offsetting financial assets and financial liabilities
46	Memorandum items: contingent liabilities and commitments, and contingent assets
47	Off-balance sheet arrangements
48	Subsidiaries and consolidated structured entities
49	Transfer of financial assets
50	Fair value of financial instruments
51	Interest rate sensitivity
52	Statement of cash flows
53	Report on directors’ remuneration and interests
54	Related party transactions
55	Commitments
56	Employees
57	Regulatory compliance
58	Financial and other information
59	Average balance sheets and interest rates
60	Impact of adopting new accounting standards
61	Non-adjusting events after the reporting period
62	Dividends
63	Approval of financial statements

Notes to the financial statements

1	Segmental information

Following a review of the organisation’s structure, a new operating structure was implemented in 2013 and the Group’s operations are now reported under the following segments:

–   Domestic Core Bank (“DCB”);

–   AIB UK;

–   Financial Solutions Group (“FSG”); and

–   Group.

Consequently, the restated full year to December 2012 has been presented in the new operating structure. These segments reflect the internal reporting structure which is used by management to assess performance and allocate resources.

Segment information for 2011 has not been prepared as the information is not available and the cost to develop it would be excessive. A number of significant transactions occurred during 2011 that does not make it possible to restate the 2011performance in line with the segmental structure in operation for 2013. In particular, these include business disposals (e.g. AIB Polish Division), business acquisitions (e.g. EBS Limited), the finalisation of the transfer of loans to NAMA and Non Core deleveraging activity.

A comprehensive description of each segment is available on pages 11 to 14 within the business overview section.

1	Segmental information (continued)

	2013
	DCB	AIB UK	FSG	Group	Total
	€ m	€ m	€ m	€ m	€ m

Operations by business segment
Net interest income	973	177	190	5	1,345
Other income	460	68	25	17	570

Total operating income	1,433	245	215	22	1,915
Personnel expenses	(452)	(109)	(128)	(162)	(851)
General and administrative expenses	(244)	(56)	(32)	(187)	(519)
Depreciation, impairment and amortisation	(54)	(6)	(1)	(39)	(100)
Total operating expenses	(750)	(171)	(161)	(388)	(1,470)

Operating profit/(loss) before provisions	683	74	54	(366)	445
Provisions for impairment on loans and receivables	(853)	(166)	(897)	–	(1,916)
Writeback/(provisions) for liabilities and commitments	–	10	(8)	1	3
Writeback/(provisions) for impairment on financial investments available for sale	10	–	(1)	–	9
Total provisions	(843)	(156)	(906)	1	(1,904)

Operating loss	(160)	(82)	(852)	(365)	(1,459)
Associated undertakings	8	2	(3)	–	7
Profit on disposal of property	1	–	–	–	1
Profit on disposal of business	–	–	–	1	1

Loss from continuing operations before exceptional items	(151)	(80)	(855)	(364)	(1,450)
Loss on disposal of loans					(201)
Profit/(loss) on transfer of financial instruments to NAMA					(25)
Termination benefits					(86)
Retirement benefit curtailment					240
Restructuring and restitution expenses					(184)
Interest rate hedge volatility					9
Gain on disposal of ALH					10
Total exceptional items					(237)
Loss before taxation					(1,687)

Notes to the financial statements

1	Segmental information (continued)

	Restated* 2012
	DCB	AIB UK	FSG	Group	Total
	€ m	€ m	€ m	€ m	€ m

Operations by business segment
Net interest income	747	102	230	27	1,106
Other income	346	67	(45)	(50)	318

Total operating income	1,093	169	185	(23)	1,424
Personnel expenses	(517)	(110)	(168)	(246)	(1,041)
General and administrative expenses	(238)	(86)	(69)	(196)	(589)
Depreciation, impairment and amortisation	(54)	(11)	(6)	(47)	(118)
Total operating expenses	(809)	(207)	(243)	(489)	(1,748)

Operating profit/(loss) before provisions	284	(38)	(58)	(512)	(324)
Provisions for impairment on loans and receivables	(202)	(97)	(2,135)	–	(2,434)
Provisions for liabilities and commitments	(4)	–	(5)	–	(9)
Provisions for impairment on financial investments available for sale	(84)	–	(2)	–	(86)
Total provisions	(290)	(97)	(2,142)	–	(2,529)

Operating profit/(loss)	(6)	(135)	(2,200)	(512)	(2,853)
Associated undertakings	13	2	(5)	–	10
Profit on disposal of property	–	–	–	2	2
Profit on disposal of business	1	–	2	–	3

Profit/(loss) from continuing operations before exceptional items	8	(133)	(2,203)	(510)	(2,838)
Loss on disposal of loans					(962)
Profit on transfer of financial instruments to NAMA					159
Termination benefits					(164)
Retirement benefit curtailment					204
Restructuring and restitution expenses					(128)
Interest rate hedge volatility					–
Total exceptional items					(891)
Total					(3,729)

*Restated due to change in accounting policy for employee benefits (note 60).

1	Segmental information (continued)

Other amounts - statement of financial position

	2013
	DCB	AIB UK	FSG		Group	Total
	€ m	€ m	€ m		€ m	€ m

Loans and receivables to customers	44,251	11,225	10,237		–	65,713
Loans and receivables held for sale	–	–	28		–	28
Interests in associated undertakings	44	14	–		–	58
Total assets	89,080	15,636	13,018	(1)	–	117,734
Customer accounts	53,605	10,918	1,144		–	65,667
Total liabilities(2)	90,083	12,420	4,737	(1)	–	107,240
Capital expenditure	89	3	2		–	94

	Restated* 2012
	DCB	AIB UK	FSG		Group	Total
	€ m	€ m	€ m		€ m	€ m

Loans and receivables to customers	46,021	8,341	18,407		203	72,972
Loans and receivables held for sale	–	–	353		–	353
Interests in associated undertakings	40	12	–		–	52
Interests in associated undertakings held for sale	–	–	12		–	12
Total assets	90,363	13,174	18,761		203	122,501
Customer accounts	51,188	10,864	1,289		269	63,610
Total liabilities(2)	97,331	12,257	1,289		269	111,146
Capital expenditure	97	4	7		–	108

(1)Includes total disposal groups and non-current assets and liabilities held for sale (note 21).

(2)The fungible nature of liabilities within the banking industry inevitably leads to allocations of liabilities to segments, some of which are necessarily subjective. Accordingly, the directors believe that the analysis of total assets is more meaningful than the analysis of liabilities.

*Restated due to change in accounting policy for employee benefits (note 60).

Notes to the financial statements

1	Segmental information (continued)

	2013
	Republic of	United	North	Rest of the	Total
Geographic information - continuing operations(1)(2)	Ireland € m	Kingdom € m	America € m	World € m	€ m

Net interest income	1,130	220	(2)	–	1,348
Other income/(loss)(3)	369	2	(9)	–	362

	2012
	Republic of	United	North	Rest of the	Total
Geographic information - continuing operations(1)	Ireland € m	Kingdom € m	America € m	World € m	€ m

Net interest income	934	174	(2)	–	1,106
Other income/(loss)(3)	(716)	309	(70)	(8)	(485)

	2011
	Republic of	United	North	Rest of the	Total
Geographic information - continuing operations(1)	Ireland € m	Kingdom € m	America € m	World € m	€ m

Net interest income	1,131	199	18	2	1,350
Other income/(loss)(3)	3,347	(315)	(17)	(25)	2,990

	2013
	Republic of	United	North	Rest of the	Total
Geographic information	Ireland € m	Kingdom € m	America € m	World € m	€ m

Non-current assets(4)	454	22	1	–	477

	2012
	Republic of	United	North	Rest of the	Total
	Ireland	Kingdom	America	World
Geographic information	€ m	€ m	€ m	€ m	€ m

Non-current assets(4)	489	30	1	–	520

	2011
	Republic of	United	North	Rest of the	Total
	Ireland	Kingdom	America	World
Geographic information	€ m	€ m	€ m	€ m	€ m

Non-current assets(4)	493	41	2	–	536

Revenue from external customers comprises interest and similar income (note 2) which is included within ‘Net interest income’ above and all other items of income (notes 4 to 9) which are included within ‘Other income/(loss)’ above.

(1)The geographical distribution of net interest income and other income/(loss) is based primarily on the location of the office recording the transaction.

(2)For details of significant geographic concentrations, see the Risk management section.

(3)Loss on disposal of financial assets to NAMA is recorded within the Republic of Ireland and United Kingdom.

(4)Non-current assets comprise intangible assets, and property, plant and equipment.

2 Interest and similar income	2013 € m	2012 € m	2011 € m

Interest on loans and receivables to customers	2,520	2,976	3,418
Interest on loans and receivables to banks	19	31	69
Interest on trading portfolio financial assets	–	1	2
Interest on NAMA senior bonds	130	329	348
Interest on financial investments available for sale	652	579	592

	3,321	3,916	4,429

Interest income includes a credit of € 138 million (2012: credit of € 217 million; 2011: credit of € 199 million) removed from other comprehensive income in respect of cash flow hedges.

Total interest income calculated using the effective interest method reported above that relates to financial assets not carried at fair value through profit or loss is € 3,321 million (2012: € 3,915 million; 2011: € 4,427 million).

Interest income recognised on impaired loans amounts to € 373 million (2012: € 392 million; 2011: € 236 million).

3 Interest expense and similar charges	2013 € m	2012 € m	2011 € m

Interest on deposits by central banks and banks	123	252	600
Interest on customer accounts	1,265	1,823	1,700
Interest on debt securities in issue	344	512	611
Interest on subordinated liabilities and other capital instruments	241	223	168

	1,973	2,810	3,079

Interest expense includes a charge of € 133 million (2012: charge of € 128 million; 2011: charge of € 66 million) removed from other comprehensive income in respect of cash flow hedges.

Included within interest expense is € 173 million (2012: € 388 million; 2011: € 488 million) in respect of the Irish Government’s Eligible Liabilities Guarantee (“ELG”) Scheme.

Total interest expense calculated using the effective interest method reported above that relates to financial liabilities not carried at fair value through profit or loss is € 1,973 million (2012: € 2,810 million; 2011: € 3,079 million).

4	Dividend income

Dividend income relates to income from equity shares held as financial investments available for sale and amounts to € 4 million (2012: € 1 million; 2011: € 4 million).

5 Net fee and commission income	2013 € m	2012 € m	2011 € m

Retail banking customer fees	348	321	336
Credit related fees	31	33	50
Asset management and investment banking fees	5	14	58
Insurance commissions	30	28	26
Fee and commission income	414	396	470
Fee and commission expense(1)	(36)	(29)	(29)
	378	367	441

(1)Fee and commission expense includes ATM expenses of € 5 million (2012: € 8 million; 2011: € 12 million) and credit card commissions of € 23 million (2012: € 12 million; 2011: € 11 million).

Notes to the financial statements

6 Net trading income/(loss)	2013 € m		2012 € m		2011 € m

Foreign exchange contracts	37		45		52
Debt securities and interest rate contracts	53		(75)		(91)
Credit derivative contracts	–		(38)		(71)
Equity securities and index contracts	12	(1)	(32	)(2)	(3)	(2)

	102		(100)		(113)

(1)Includes a gain of € 10 million arising on disposal of ALH (note 31).

(2)The mark to market loss on put options, held by AIB and Aviva for the sales of ALH and Ark Life respectively, amounted to € 32 million in 2012 and € 8 million in 2011 (note 18).

The total hedging ineffectiveness on cash flow hedges reflected in the income statement amounted to a credit of € 7 million (2012: charge of € 7 million; 2011: charge of € 3 million) and is included in net trading income.

7	Gain on redemption/remeasurement of subordinated liabilities and other capital instruments

2013 and 2012

There were no redemptions of subordinated liabilities or other capital instruments in either 2013 or 2012.

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

The subordinated liabilities and other capital instruments of the Group are set out in note 40.

7	Gain on redemption/remeasurement of subordinated liabilities and other capital instruments (continued)

The table below sets out the gain on redemption/remeasurement of subordinated liabilities and other capital instruments in the year to 31 December 2011.

	2011
	Redemption	Remeasurement	Total
	€ m	€ m	€ m
Carrying value of subordinated liabilities and other capital instruments at redemption/remeasurement	4,286	108	4,394
Carrying value of other equity interests and non-controlling interests at redemption	428	–	428
	4,714	108	4,822
Consideration paid on redemption of subordinated liabilities and other capital instruments	(1,079)	–	(1,079)
Consideration paid on redemption of other equity interests and non-controlling interests	(41)	–	(41)
Costs	(9)	–	(9)
Fair value on remeasurement of subordinated liabilities and other capital instruments	–	(29)	(29)
	(1,129)	(29)	(1,158)
Gain on redemption/remeasurement	3,585	79	3,664

Of which recognised in:
Income statement			3,277 (1)
Equity			387 (2)
			3,664

(1) € 3,246 million after taxation.

(2) € 344 million after taxation.

8	Loss on disposal/transfer of loans and receivables

The following table sets out details of the (loss)/profit on disposal/transfer of loans and receivables:

	2013 € m	2012 € m	2011 € m

(Loss) on disposal of loans and receivables to customers	(201)	(962)	(322)
(Loss)/profit on transfer of loans and receivables to NAMA	(25)	159	(364)

Total	(226)	(803)	(686)

Loss on disposal of loans and receivables to customers includes the impact of deleveraging non-core assets of € 193 million (2012: loss € 962 million; 2011: loss € 322 million).

In February 2010, AIB was designated a participating institution under the NAMA Act and following the enactment of legislation in November 2009, financial instruments transferred to NAMA during 2010 and 2011. Whilst these transfers were practically complete at 31 December 2011, a provision was made in respect of adjustments to transfers which had not settled at that date (note 39). Subsequently, NAMA resolved certain issues in relation to loans and receivables which had transferred in 2010 and 2011. This resulted in the profit/(loss) set out above.

The following table analyses the overall impact of financial instruments, both transferred and held for sale to NAMA(1) in the consolidated income statement:

	2013 € m	2012 € m	2011 € m

Included within
(Loss)/profit on disposal/transfer of loans and receivables	(25)	159	(364)
Administrative expenses (note 10)	–	(3)	(28)
Provisions for impairment on loans and receivables	–	–	(87)
Release of surplus provision	–	–	433

	(25)	156	(46)

(1)Excludes amounts relating to interest income, related funding and other income on the underlying financial instruments.

Notes to the financial statements

9 Other operating income	2013 € m	2012 € m	2011 € m

Profit/(loss) on disposal of available for sale debt securities	30	25	(36)
Profit on disposal of available for sale equity securities	11	6	8
Effect of re-estimating the timing of cash flows on NAMA senior bonds	62	–	–
Miscellaneous operating income(1)	1	19	95

	104	50	67

(1)Miscellaneous operating income includes:

–	Foreign exchange gains € 1 million (2012: Nil; 2011: credit of € 40 million).

–	Legal proceedings Nil (2012: Nil; 2011: credit of € 61 million).

–	Nil charge relating to terminated cash flow hedges which has been removed from equity (2012: charge of € 2 million; 2011: charge of € 18 million).

10 Administrative expenses	2013 € m	Restated* 2012 € m	Restated* 2011 € m

Personnel expenses:
Wages and salaries	653	786	757
Termination benefits(1)	86	171	–
Retirement benefits(2) (note 12)	(112)	(102)	79
Social security costs	77	85	80
Other personnel expenses	–	68	50

Total personnel expenses	704	1,008	966
General and administrative expenses(3)	655	708	670

	1,359	1,716	1,636

(1)On 21 May 2012, AIB announced the specific terms of a voluntary severance programme which includes both an early retirement scheme and a voluntary severance scheme. At 31 December 2013, a charge of € 86 million (2012: € 164 million*) has been made to the income statement in respect of termination benefits arising from the voluntary severance programme. This amount comprises € 23 million (2012: € 140 million*) in respect of past service costs relating to the early retirement scheme and € 92 million (2012: € 38 million*) relating to the voluntary severance scheme (note 12) and a credit of € 29 million (2012: € 14 million*) in respect of a pension curtailment gain for voluntary severance employees. In addition, a provision of Nil (2012: € 7 million) has been made in respect of other termination benefits, principally, in the Isle of Man/Channel Islands.

(2)Comprises a credit of € 131 million relating to defined benefit expense (2012: credit of € 123 million*; 2011: charge of € 60 million*), a defined contribution expense charge of € 13 million (2012: € 13 million; 2011: € 12 million) and a long term disability payments expense charge of € 6 million (2012: € 8 million; 2011: € 7 million) (note 12).

(3)Includes external costs relating to the transfer of financial instruments to NAMA that amounted to Nil (2012: € 3 million; 2011: € 28 million) (note 8).

Employee numbers by segment are set out in note 56.

*Restated due to change in accounting policy for employee benefits (note 60).

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

(i) The AIB Group Share Option Scheme;

(ii) Employees’ Profit Sharing Schemes;

(iii) AIB Save As You Earn (SAYE) Share Option Scheme UK; and

(iv) AIB Group Performance Share Plan 2005.

At 31 December 2013, the ordinary shares of Allied Irish Banks, p.l.c. were trading at € 0.11 per share, accordingly, there is no expectation that outstanding options will be exercised.

(i) AIB Group Share Option Scheme

The following disclosures regarding the ‘AIB Group Share Option Scheme’ (the ‘2000 Scheme’) relate to both AIB Group and to Allied Irish Banks, p.l.c. Options were last granted under this scheme in 2005, and these options vested in 2008 based on the 2007 earnings per share out-turn, and are exercisable up to 2015, however, as these options are deeply out of the money, there is no expectation that they will be exercised.

The following table summarises the share option scheme activity over each of the years ended 31 December 2013, 2012 and 2011.

	2013		2012		2011
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	’000	€	’000	€	’000	€
Outstanding at 1 January	5,746.50	13.64	8,353.7	13.62	10,910.0	13.27
Exercised	–	–	–	–	–	–
Forfeited/lapsed	(2,255.80)	13.30	(2,607.2)	13.58	(2,556.3)	12.13
Outstanding at 31 December	3,490.70	13.85	5,746.5	13.64	8,353.7	13.62
Exercisable at 31 December	3,490.70	13.85	5,746.5	13.64	8,353.7	13.62

(ii) Employees’ Profit Sharing Schemes

The Company operates the ‘AIB Approved Employees’ Profit Sharing Scheme 1998’ (‘the Scheme’) on terms approved by the shareholders at the 1998 Annual General Meeting. All employees, including executive directors of the Company and certain subsidiaries are eligible to participate, subject to minimum service periods and being in employment on the date on which an invitation to participate is issued. The Directors, at their discretion, may set aside each year, for distribution under the Scheme, a sum not exceeding 5% of eligible profits of participating companies. No shares have been awarded under this Scheme since 2008.

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

Notes to the financial statements

11  Share-based compensation schemes (continued)

The following table summarises activity in the Free Share category during 2013, 2012 and 2011.

	2013	2012	2011
	Number of shares ’000	Number of shares ’000	Number of shares ’000
Outstanding at 1 January	195.1	464.1	725.1
Granted	–	–	–
Forfeited	–	–	(1.6)
Vested	(195.1)	(269.0)	(259.4)
Outstanding at 31 December	–	195.1	464.1

(iii) AIB Save As You Earn (SAYE) Share Option Scheme UK

The Company operated a Save As You Earn Share Option Scheme (‘the Scheme’) in the UK. The Scheme was open to all employees of AIB Group in the UK who had completed six months continuous service at the date of grant. Options were last granted under this scheme in 2008. All outstanding options under the scheme were either forfeited or lapsed during 2011 and 2012. There were no options outstanding at 31 December 2012.

(iv) AIB Group Performance Share Plan 2005

This Plan was approved by the shareholders at the 2005 AGM. Conditional grants of awards of ordinary shares are made to employees. There were no conditional grants outstanding at the end of December 2012 and there were no awards of performance shares in 2013.

Income statement expense

The total expense arising from share-based payment transactions amounted to Nil for the year ended 31 December 2013 (2012: Nil; 2011: Nil).

Limitations on share-based payment schemes

The Company complies with guidelines issued by the Irish Association of Investment Managers in relation to shares of Allied Irish Banks, p.l.c. issued under the above schemes.

12  Retirement benefits

The Group operates a number of pension and retirement benefit schemes for employees. These include both defined benefit and defined contribution schemes. A hybrid scheme in operation includes elements of a defined benefit scheme and a defined contribution scheme.

Defined benefit schemes

All defined benefit schemes operated by the Group closed to future accrual with effect from 31 December 2013 and staff transferred to defined contribution schemes.

Of the defined benefit schemes operated by the Group, the most significant are the AIB Group Irish Pension Scheme (‘the Irish scheme’) and the AIB Group UK Pension Scheme (‘the UK scheme’). The Irish scheme and the UK scheme were closed to new members from December 1997.

Staff joining the Group in the Republic of Ireland between December 1997 and December 2007 became members of the Irish Defined Contribution (“DC”) scheme. A hybrid pension arrangement was introduced in Ireland in December 2007 and members of the Irish DC scheme had the option at that time to switch to the hybrid pension arrangement. Staff joining the Group in the Republic of Ireland between 1 December 2007 and 31 December 2013 automatically joined the hybrid pension arrangement. Members of the hybrid arrangement became members of the Irish scheme in respect of their basic annual salary up to a certain limit. Those members whose salaries exceeded the limit also became members of the DC scheme in respect of that part of their basic annual salary above the limit.

Retirement benefits for the defined benefit schemes are calculated by reference to service and Final Pensionable Salary at 31 December 2013. The Final Pensionable Salary used in the calculation of this benefit for staff is based on their average pensionable salary in the period between 30 June 2009 and 31 December 2013. This calculation of benefit for each staff member will revalue between 1 January 2014 and retirement date in line with the statutory requirement to revalue deferred benefits. There is no link to any future changes in salaries.

Voluntary Severance Programme

On 21 May 2012, the Group announced the specific terms of a voluntary severance programme which included an early retirement scheme. During 2013, 180 employees left AIB under the Group’s early retirement scheme. The Group has recognised a past service cost in the income statement and an increase in the benefit obligation of € 23 million (31 December 2012: € 140 million*) for the Group’s early retirement scheme. The amount recognised relates to employees who accepted the offer of early retirement during 2013. During 2013, a curtailment gain of € 29 million (31 December 2012: € 14 million*) was recognised in the income statement in relation to employees who left under the voluntary severance scheme and who were members of Group defined benefit pension schemes.

Pay and Benefits Review

The Group announced a Pay and Benefits Review on 14 June 2012. The main proposed change as outlined above was the closure of all defined benefit pension schemes to future accrual and the transfer of all employees who are currently members of a defined benefit pension scheme (including hybrid arrangements) to a DC scheme. This change would have no impact on the benefits accrued up to the date of the transfer.

Negotiations between AIB and the staff union, the IBOA regarding proposals to alter terms and conditions of employment of staff as part of a restructuring programme, including the closure of all defined benefit pension schemes to future accrual, were protracted and as a result the matter was referred to the Labour Relations Commission (“LRC”) for review and recommendation. Final agreement could not be reached on certain issues and these were referred to the Labour Court for investigation and recommendation. On 8 July 2013, the Labour Court and the LRC issued their recommendations as a proposed compromise solution. These recommendations included:

–	the closure of the defined benefit pension schemes across the Group to future accrual from 31 December 2013; and
–	the introduction of a new DC scheme for all staff from 1 January 2014.

These recommendations were subsequently accepted by both AIB and the IBOA.

*Restated due to change in accounting policy for employee benefits (note 60).

Notes to the financial statements

12  Retirement benefits (continued)

Pay and Benefits Review (continued)

At 31 December 2013, all defined benefit pension schemes operated by the Group closed to future accrual. This led to a reduction of € 231 million in the defined benefit obligation and a credit to the income statement as a curtailment.

In addition, under the Pay and Benefits Review, the payment of retirees’ club subscriptions and the provision of a preferential interest rate on retirees’ and future retirees’ deposit accounts ceased. A liability of € 24 million previously recognised for these benefits was released to the income statement in 2012.

In 2012, the Group affirmed its approach to the funding of the Irish pension scheme. This led to a reduction in the defined benefit obligation of € 204 million and a credit to the income statement as a negative past service cost.

Contributions

The Irish scheme was funded by a normal contribution rate of 16.0 per cent. of pensionable salaries in 2013. As the scheme closed to future accrual on 31 December 2013, no further normal contributions are due. Furthermore, payments totalling € 122 million, were made to the scheme in 2013 as required by regulation as part of the Scheme’s Minimum Funding Standard regulatory funding plan.

During 2013, AIB transferred € 22 million into the Irish scheme to fund the Irish early retirement scheme as part of AIB’s voluntary severance programme cost saving initiative. In addition, AIB also transferred € 4 million into the UK scheme to fund the UK early retirement scheme.

The UK scheme was funded by a normal contribution rate of 30.8 per cent. of pensionable salaries in 2013. As the scheme closed to future accrual on 31 December 2013 no further normal contributions are due. The Group agreed with the Trustee of the UK scheme in 2013, as part of the UK regulatory funding plan, that it will fund the UK deficit through an asset backed special purpose vehicle (note 49).

A payment of £18 million was made to the defined benefit schemes operated in offshore companies on the cessation of operations in these locations.

The total contributions to all the defined benefit pension schemes operated by the Group in 2014 is estimated to be € 85 million.

Pension Levy

The Irish Finance (No 2) Act 2011 which was signed into law in June 2011, introduced a stamp duty levy of 0.6% on the market value of assets under management in Irish pension schemes, for the years 2011 to 2014 (inclusive). The levy is based on the market value of the assets at the 30 June in each relevant year.

In 2013, a levy of € 21 million was paid in respect of the Irish defined benefit scheme and a levy of € 2 million was paid in respect of the Irish DC scheme. The payment of the levy in respect of the Irish defined benefit scheme was incorporated into the return on pension scheme assets.

Valuations

Independent actuarial valuations for the main Irish and UK schemes are carried out on a triennial basis by the Schemes’ actuary, Mercer. The last such valuations of the Irish and UK schemes were carried out as at 30 June 2012 and 31 December 2011 respectively using Projected Unit Methods. The next actuarial valuations in respect of the Irish and UK schemes are due no later than 30 June 2015 and 31 December 2014 respectively. Actuarial valuations are available for inspection by the members of the schemes.

Regulatory framework

In Ireland, the Pensions Act provisions set out the requirement for a defined benefit scheme that fails the Minimum Funding Standard (“MFS”) to have a funding plan in place and approved by the Pensions Board. The objective of an MFS funding plan is to set out the necessary corrective action to restore the funding of the scheme over a reasonable time period and enable the scheme to meet the MFS standard at a future date.

The AIB MFS funding proposal, which was agreed in 2013 under these legal requirements with the Pensions Board and Trustees of the Irish Scheme, has remaining average contributions of € 57 million per annum over the next five years. As noted previously, the Irish Scheme along with all other defined benefit schemes in the Group closed to future accrual which generated a credit to the Group’s income statement of € 231 million.

12  Retirement benefits (continued)

Responsibilities for governance

The Trustees of each Group pension scheme are ultimately responsible for the governance of the schemes.

Risks

Details of the Pension risk to which the Group is exposed are set out in the Risk section on page 169 of this report.

Maturity of the defined benefit obligation

The weighted average duration of the Irish scheme at 31 December 2013 is 19 years and of the UK scheme at 31 December 2013 is 20 years.

Asset liability matching strategies

The Irish Scheme has commenced a review of its investment strategies which includes a consideration of the nature and duration of its liabilities. The current Minimum Funding Standard regulatory funding plan requires that the scheme’s investment strategy takes account of the liabilities by the completion of the plan in 2018. It is expected that this will result in approximately 65% of the assets being invested in liability matching investments by 2018.

The UK Scheme has implemented an investment strategy that includes the elimination of equity investments and approximately 35% of the assets invested in liability matching investments. It is expected that this percentage of assets invested in liability matching investments will increase over time.

Funding arrangements and policy

In addition to the funding arrangement set out in the Regulatory framework section, AIB executed a series of agreements on 22 October 2013 to give effect to an asset backed funding plan for the UK scheme which replaced the previous funding plan. Based on the results of the 31 December 2011 valuation, the asset backed funding plan grants the scheme a regular income of £22.4 million per annum, which will be payable quarterly from 1 January 2016 to 31 December 2032. In addition, if the 31 December 2032 actuarial valuation of the scheme reveals a deficit, the scheme will receive a termination payment equal to the lower of that deficit or £60 million (note 49).

Change in estimate

During the year, the Group, with input from its actuary, refined its estimate of the discount rate used for the computation of the UK scheme. The discount rate for the UK scheme for 2012 would have been 4.7% under the refined methodology, an increase of 0.2%. This change in discount rate at 31 December 2012, would have resulted in a decrease in the present value of the UK scheme’s liabilities of € 50 million.

IAS 19 Employee Benefits (revised)

On 16 June 2011, the IASB published an amended IAS 19 Employee Benefits. The changes are effective from 1 January 2013. The application of this amended standard is retrospective. The impact of adopting IAS 19 Employee Benefits (revised) is set out in note 60.

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

Notes to the financial statements

12  Retirement benefits (continued)

Financial assumptions

The following table summarises the financial assumptions adopted in the preparation of these financial statements in respect of the main schemes at 31 December 2013 and 2012. The assumptions have been set based upon the advice of the Group’s actuary.

Financial assumptions	2013%		2012%

Irish scheme
Rate of increase in salaries(1)	–		3.00
Rate of increase of pensions in payment	1.70	(2)	1.60
Discount rate	3.90		4.00
Inflation assumptions	2.00		2.00

UK scheme
Rate of increase in salaries(1)	–		2.90
Rate of increase of pensions in payment	3.30		2.90
Discount rate	4.70		4.50
Inflation assumptions (RPI)	3.30		2.90

Other schemes
Rate of increase in salaries(1)	–		3.00 – 3.50
Rate of increase of pensions in payment	0.00 – 3.10		0.00 – 3.00
Discount rate	3.90 – 5.00		4.00 – 4.50
Inflation assumptions	2.00 – 3.40		2.00 – 2.90

(1) The rate of increase in salaries is not applicable in 2013, due to the closure of defined benefit schemes to future accrual. In 2012, the rate of increase in salaries included the impact of salary scale improvements.

(2)Nil for the next 4 years and 2% per annum thereafter.

Mortality assumptions

The life expectancies underlying the value of the scheme liabilities for the Irish and UK schemes at 31 December 2013 and 2012 are shown in the following table:

	Life expectancy - years
	Irish scheme		UK scheme
	2013	2012	2013	2012
Retiring today age 63
Males	24.7	25.2	26.3	26.2
Females	26.0	26.7	28.5	28.4
Retiring in 10 years at age 63
Males	26.0	26.6	27.4	27.3
Females	27.2	27.8	29.7	29.6

The mortality assumptions for the Irish scheme were updated in 2013 to reflect emerging market experience following a review of mortality undertaken by the Society of Actuaries in 2013. The table shows that a member of the Irish scheme retiring at age 63 on 31 December 2013 is assumed to live on average for 24.7 years for a male (26.3 years for the UK scheme) and 26.0 years for a female (28.5 years for the UK scheme). There will be variation between members but these assumptions are expected to be appropriate for all members. The table also shows the life expectancy for members aged 53 on 31 December 2013 who will retire in ten years. Younger members are expected to live longer in retirement than those retiring now, reflecting a decrease in mortality rates in future years due to advances in medical science and improvements in standards of living.

12  Retirement benefits (continued)

Movement in defined benefit obligation and scheme assets

The following table sets out the movement in the defined benefit obligation and scheme assets during 2013 and 2012:

	2013			Restated* 2012
	Defined benefit obligation € m	Fair value of scheme assets € m	Net defined benefit liability (asset) € m	Defined benefit obligation € m	Fair value of scheme assets € m	Net defined benefit liability (asset) € m

At 1 January	5,536	(4,774)	762	4,562	(3,799)	763
Included in profit or loss
Current service cost	78	–	78	78	–	78
Past service cost:
– Termination benefits	23	–	23	140	–	140
– Other	2	–	2	(218)	–	(218)
Interest cost (income)	221	(195)	26	223	(200)	23
Curtailment
– Termination	(29)	–	(29)	(14)	–	(14)
– Other	(240)	–	(240)	(8)	–	(8)
Administration costs	–	3	3	–	2	2

	55	(192)	(137)	201	(198)	3

Included in other comprehensive income
Remeasurements loss (gain):
Actuarial loss (gain) arising from:
Experience adjustments	8	–	8	36	–	36
Changes in demographic assumptions	(130)	–	(130)	224	–	224
Changes in financial assumptions	101	–	101	751	–	751
Return on scheme assets excluding interest income(1)	–	(271)	(271)	–	(181)	(181)
Translation adjustment on non-euro schemes	(27)	23	(4)	22	(25)	(3)

	(48)	(248)	(296)	1,033	(206)	827

Other
Contributions by employer	–	(234)	(234)	–	(830)	(830)
Contributions by employees	16	(16)	–	20	(20)	–
Benefits paid	(223)	222	(1)	(280)	279	(1)

	(207)	(28)	(235)	(260)	(571)	(831)

At 31 December	5,336	(5,242)	94	5,536	(4,774)	762

Recognised on the statement of financial position as:
Retirement benefit assets
– UK scheme			69			–
– Other schemes			14			–

Total retirement benefit assets			83			–

Retirement benefit liabilities
– Irish scheme			129			650
– UK scheme			–			26
– EBS scheme			37			62
– Other schemes			11			24

Total retirement benefit liabilities			177			762

Net pension deficit			94			762

(1)Includes payment of pension levy.

*Restated due to change in accounting policy for employee benefits (note 60).

Notes to the financial statements

12  Retirement benefits (continued)

Scheme assets

The following table sets out an analysis of the schemes assets at 31 December 2013 and 2012:

	2013 € m	2012 € m

Cash and cash equivalents	278	81
Equity instruments
Quoted equity instruments:
Basic materials	81	91
Consumer goods	181	169
Consumer services	144	124
Energy	125	127
Financials	306	277
Healthcare	128	107
Industrials	172	150
Technology	134	119
Telecoms	55	52
Utilities	44	44
Other	–	250
Total quoted equity instruments	1,370	1,510
Unquoted equity instruments	6	6

Total equity instruments	1,376	1,516

Debt instruments
Quoted debt instruments
Corporate bonds	685	541
Government bonds	542	779
Total quoted debt instruments	1,227	1,320
Unquoted debt instruments
Corporate bonds	49	42
Government bonds	28	29
Total unquoted debt instruments	77	71

Total debt instruments	1,304	1,391

Real estate(1)	187	186
Derivatives(2)	7	7
Investment funds
Quoted investment funds
Alternatives	13	11
Bonds	316	89
Cash	22	1
Equity	241	645
Fixed interest	64	51
Forestry	33	32
Liability driven	547	–
Multi-asset	320	169
Property	1	18
Total quoted investment funds	1,557	1,016
Unquoted investment funds	5	5

Total investment funds	1,562	1,021

Mortgage backed securities(3)	528	572

Fair value of schemes assets at 31 December	5,242	4,774

(1)Located in Europe.

(2)Amount relates to foreign exchange derivatives.

(3)A quoted market price in an active market is not available for mortgage backed securities.

12  Retirement benefits (continued)

Sensitivity analysis for principal assumptions used to measure scheme liabilities

There are inherent uncertainties surrounding the financial assumptions adopted in calculating the actuarial valuation of the pension schemes. Set out in the table below is a sensitivity analysis of the key assumptions for the Irish scheme and the UK scheme.

Note that the changes in assumptions are independent of each other i.e. the effect of the reflected change in the discount rate assumes that there has been no change in the rate of mortality assumption and vice versa.

	Irish scheme defined benefit obligation		UK scheme defined benefit obligation
	Increase € m	Decrease € m	Increase € m	Decrease € m

Discount rate (0.25% movement)	(181)	194	(49)	52
Inflation (0.25% movement)	169	(158)	50	(47)
Future mortality (1 year movement)	110	(110)	25	(25)

Defined contribution schemes

The Group operates a number of defined contribution schemes. From 1 January 2014, all staff transferred to a new defined contribution arrangement with a standard employer contribution of 10% plus an additional matched employer contribution, subject to limits based on age bands, of 12%, 15% or 18%. In 2014 and 2015, the employer contribution will be 12%, 15% or 18% for each employee irrespective of whether the staff member makes a contribution.

Members of the DC scheme in Ireland were offered the option to join the hybrid arrangement when it was introduced in December 2007. Employees joining in Ireland after December 2007 joined on a hybrid basis. The standard contribution rate to the Irish DC scheme was 8% during 2013 and 10% in respect of the defined contribution element of the hybrid arrangement.

In 2013, the UK DC scheme had employer contributions ranging from 5%. to 20%, increasing as the employee gets older. The member contribution rate also increases with age. All members of the UK DC scheme also accrued benefits under S2P (the UK State Second Pension).

The total cost in respect of the Irish DC scheme, the EBS DC schemes and the UK DC schemes for 2013 was € 13 million (2012: € 13 million; 2011: € 12 million). The cost in respect of defined contributions is included in administrative expenses (note 10).

Long-term disability payments

AIB provides an additional benefit to employees who suffer prolonged periods of sickness. It provides for the partial replacement of income in event of illness or injury resulting in the employee’s long term absence from work. In 2013, the Group contributed € 6 million (2012: € 8 million; 2011: € 7 million) towards insuring this benefit. This amount is included in administrative expenses (note 10).

Notes to the financial statements

13 Writeback/(provisions) for impairment on financial investments available for sale	2013 € m		2012 € m		2011 € m

Debt securities (note 29)	18		–		(164)
Equity securities (note 29)	(9	)(1)	(86	)(1)	(119)

	9		(86)		(283)

(1)Of which Nil (2012: € 82 million; 2011: € 106 million) relates to NAMA subordinated bonds.

14  Profit/(loss) on disposal of property

2013

The sale of properties surplus to requirements and cessation of business gave rise to profit on disposal of € 2 million.

2012

Release of deferred profit on sale of property € 2 million.

2011

The sale of properties which were surplus to business requirements gave rise to a loss on disposal of € 1 million.

15  Profit on disposal of businesses

2013

The Group received an additional consideration of € 1 million which had been deferred in 2012 following the disposal of an offshore subsidiary.

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

16 Auditor’s fees

On 7 June 2013, KPMG Ireland resigned as Auditor of the Group, and on 20 June 2013, Deloitte and Touche was appointed.

The disclosure of Auditor’s fees are in accordance with (SI 220)(1) which mandates the disclosure of fees in particular categories and that fees paid to the Group Auditor only (Deloitte & Touche Ireland) for services to the parent company and Group be disclosed in this format. All years presented are on that basis.

2013
Current Auditor	€ m

Auditor’s fees (excluding VAT):
Audit	1.9
Other assurance services	0.3
Taxation advisory services	–
Other non-audit services	0.1

2.3

Included in the above are amounts paid to the Group Auditor, Deloitte & Touche Ireland from date of appointment, for services provided to other Group companies:

–	audit € 100,000;
–	other assurance services Nil;
–	taxation advisory services € 13,150; and
–	other non–audit services Nil.

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

The following table shows fees paid to overseas auditors (excluding Deloitte & Touche Ireland)

2013
€ m

Auditor’s fees excluding Deloitte & Touche Ireland (excluding VAT):	3.2	(1)

(1)In conjunction with the Prudential Regulatory Authority in the UK, Deloitte LLP were appointed to undertake a Section 166 Review in AIB Group (UK) plc in 2012. Since 20 June 2013, the date Deloitte & Touche were appointed Group Auditor, €2.8 million has been paid to Deloitte LLP as this review has continued throughout 2013.

	2013	2012	2011
Former Auditor	€ m	€ m	€ m

Auditor’s fees (excluding VAT):
Audit	–	2.1	2.3
Other assurance services	1.0	1.5	1.0
Taxation advisory services	0.1	0.2	0.3
Other non-audit services	–	–	–

	1.1	3.8	3.6

Included in the above are amounts paid to the former Group Auditor, KPMG Ireland up to date of resignation, for services provided to other Group companies:

–	audit Nil (2012: € 90,000; 2011: € 100,000);
–	other assurance services Nil (2012: € 187,500; 2011: € 113,510);
–	taxation advisory services Nil (2012: € 17,835; 2011: € 10,750); and
–	other non–audit services Nil (2012: Nil; 2011: Nil).

The following table shows fees paid to overseas auditors (excluding KPMG Ireland)

	2013	2012	2011
	€ m	€ m	€ m

Auditor’s fees excluding KPMG Ireland (excluding VAT):	–	0.8	1.0

(1)SI 220 is titled the European Communities (Statutory Audits) (Directive 2006/43/EC) Regulations 2010.

Notes to the financial statements

17 Taxation	2013 € m	Restated* 2012 € m	Restated* 2011 € m

Allied Irish Banks, p.l.c. and subsidiaries
Corporation tax in Republic of Ireland
Current tax on income for the year	–	–	4
Adjustments in respect of prior years	17	(2)	(1)
	17	(2)	3
Double taxation relief	–	–	–

	17	(2)	3
Foreign tax
Current tax on income for the year	(32)	14	24
Adjustments in respect of prior years	1	(12)	13
	(31)	2	37

	(14)	–	40
Deferred taxation
Origination and reversal of temporary differences	88	159	1,172
Adjustments in respect of prior years	16	13	(19)
	104	172	1,153

Total tax credit for the year	90	172	1,193

Effective tax rate	5.3%	4.6%	23.2%

Factors affecting the effective tax rate

The effective income tax rate for 2013 is 5.3% (2012: 4.6%; 2011: 23.2%). The following table explains the differences between the Group’s weighted average statutory corporation tax rates across its geographic locations and its effective income tax rate:

	2013%	Restated* 2012%	Restated* 2011%

Weighted average corporation tax rate	14.2	14.3 (1)	16.7
Effects of:
Expenses not deductible for tax purposes	(1.8)	(0.3)	(0.3)
Exempted income, income at reduced rates and tax credits	0.8	0.1	7.9(	2)
Income taxed at higher rates	(1.6)	–	(0.7)
Deferred tax assets not recognised/reversal of amounts previously not recognised	(2.8)	(7.2)	0.3
Other differences	0.3	(0.4)	0.8
Change in tax rates(3)	(4.5)	(1.8)	(1.4)
Tax on associated undertakings	–	–	–
Adjustments to tax charge in respect of previous years	0.7	(0.1)	(0.1)

Effective income tax rate	5.3	4.6	23.2

(1)The change in the weighted average corporation tax rate in 2012* was primarily driven by reduced tax losses in the UK tax jurisdiction as a proportion of the overall loss compared to the previous year.

(2)Exempted income substantially relates to the gain on redemption of subordinated liabilities and other capital instruments (note 7).

(3)Change in the UK tax rate.

*Restated due to change in accounting policy for employee benefits (note 60).

17  Taxation (continued)

Analysis of selected other comprehensive income

			2013			2012			2011

Continuing operations	Gross € m	Tax € m	Net € m	Gross € m	Tax € m	Net € m	Gross € m	Tax € m	Net € m

Foreign currency translation reserves
Change in foreign currency translation reserves	(9)	–	(9)	34	–	34	(11)	–	(11)

Total	(9)	–	(9)	34	–	34	(11)	–	(11)

Cash flow hedging reserves
Fair value (gains) transferred to income statement	(5)	–	(5)	(87)	10	(77)	(115)	14	(101)
Fair value (losses) taken to other comprehensive income	(15)	2	(13)	(98)	13	(85)	(127)	19	(108)

Total	(20)	2	(18)	(185)	23	(162)	(242)	33	(209)

Available for sale securities reserves
Fair value (gains)/losses transferred to income statement	(51)	10	(41)	55	7	62	443	(54)	389
Fair value gains/(losses) taken to other comprehensive income	631	(77)	554	1,412	(179)	1,233	(298)	21	(277)

Total	580	(67)	513	1,467	(172)	1,295	145	(33)	112

			2013			2012			2011

Discontinued operations	Gross € m	Tax € m	Net € m	Gross € m	Tax € m	Net € m	Gross € m	Tax € m	Net € m

Foreign currency translation reserves
Transferred to income statement on disposal of foreign operation	–	–	–	–	–	–	(106)	–	(106)
Change in foreign currency translation reserves	–	–	–	–	–	–	(28)	–	(28)

Total	–	–	–	–	–	–	(134)	–	(134)

Cash flow hedging reserves
Fair value losses transferred to income statement	–	–	–	–	–	–	4	(1)	3
Fair value (losses) taken to other comprehensive income	–	–	–	–	–	–	(3)	1	(2)

Total	–	–	–	–	–	–	1	–	1

Available for sale securities reserves
Fair value (gains) transferred to income statement	–	–	–	–	–	–	(82)	16	(66)
Fair value (losses) taken to other comprehensive income	–	–	–	–	–	–	(17)	9	(8)

Total	–	–	–	–	–	–	(99)	25	(74)

Items that will not be reclassified to profit or loss are analysed in notes 12 and 34.

Notes to the financial statements

18  Discontinued operations

2013

Disposal of Aviva Life Holdings Ireland Limited and acquisition of Ark Life Assurance Company Limited

Following the exercise of put options in January 2012, AIB’s investment in Aviva Life Holdings Ireland Limited (“ALH”) was held for sale within ‘Disposal groups and non-current assets held for sale’ at 31 December 2012. This was designated as an equity investment at fair value through profit or loss (notes 21, 30, and 31). The sale was completed on 8 March 2013, resulting in a gain on disposal of € 10 million and a tax charge of nil. This gain is reported in ‘Net trading income/(loss)’ (note 6).

AIB then acquired a 100% interest in Ark Life Assurance Company Limited (‘Ark Life’) for a consideration of € 325 million. The put option which required AIB to acquire Ark Life had a negative valuation of € 23 million at the date of acquisition (note 48).

2012

There were no discontinued operations in the year to 31 December 2012.

2011

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

The following tables set out income statement analysis of discontinued operations:

			2011
Profit after taxation from discontinued operations	Notes		€ m

BZWBK	(A	)	1,628
Bulgarian American Credit Bank AD	(B	)	–

Total			1,628

18  Discontinued operations (continued)

(A) - BZWBK

On 1 April 2011, AIB completed the sale of its entire shareholding in BZWBK and in BZWBK Asset Management. The proceeds of the sale amounted to € 3.1 billion giving rise to a profit on disposal of € 1.5 billion which was recorded in the income statement.

BZWBK had been accounted for as a discontinued business, the results of which are set out below to the disposal date 1 April 2011. Prior to classification as held for sale, BZWBK was accounted for as a subsidiary undertaking.

	To date of disposal 1 April 2011
Profit from discontinued operations	€ m

Net interest income	126
Net fee and commission income	86
Net trading income	9
Other operating income	5
Other income	100

Total operating income	226
Total operating expenses	(103)

Operating profit before provisions	123
Provisions for impairment on loans and receivables and other financial instruments	(24)

Operating profit	99

Profit before taxation from discontinued operations	99
Income tax expense from discontinued operations	(17)

Profit after taxation from discontinued operations	82
Profit on disposal(1)	1,546

Profit for the period after taxation from discontinued operations	1,628(	2)

	1 April 2011
Profit on disposal	€ m

Gross proceeds from sale	3,112
Less: costs of disposal	(13)

Net proceeds	3,099

Carrying value at date of disposal(1)	1,722

	1,377
Reclassification of currency translation reserves to the income statement	106
Reclassification of available for sale and cash flow hedging reserves to the income statement (net of deferred tax)	63

Profit on disposal(3)	1,546

(1)The carrying value of € 1,722 million at the date of disposal reflects third party assets of € 2,293 million (adjusted for intercompany liabilities due by BZWBK amounting to € 58 million) and non-controlling interests of € 513 million.

(2)€ 1,608 million of the profit from discontinued operations of € 1,628 million was attributable to the owners of the parent with € 20 million attributable to non-controlling interests.

(3)No tax charge arises on this disposal.

Notes to the financial statements

18  Discontinued operations (continued)

Gross assets and liabilities of BZWBK at disposal date

At the date of disposal on 1 April 2011, gross assets amounted to € 13,774 million and gross liabilities (excluding intercompany balances) amounted to € 11,481 million.

Effect of disposal on cash flows of the Group	2011 € m

Consideration received satisfied in cash	3,112
less: costs of disposal	(13)
Cash and cash equivalents disposed of (note 52)	(673)

Net cash inflow	2,426

The following cash flows relate to the discontinued operations of BZWBK:

Period to 1 April 2011 € m

Profit after taxation	1,628
Income tax	17

Profit before taxation	1,645
Net movement in non cash items from operating activities	(1,573)
Net cash outflow from operating assets and liabilities	(87)
Taxation paid	(34)

Net cash flows from operating activities	(49)
Net cash flows from investing activities	(38)
Net cash flows from financing activities	–

Decrease in cash and cash equivalents	(87)
Cash and cash equivalents at beginning of period	767
Cash and cash equivalents disposed of	(673)
Effect of exchange rates on cash and cash equivalents	(7)

Cash and cash equivalents at date of disposal	–

(B) - Bulgarian American Credit Bank AD

On 16 May 2011, the Group announced that it had signed an agreement to sell its 49.99% shareholding in Bulgarian American Credit Bank AD. The sale completed on 17 June 2011 resulting in a gain of € 0.1 million.

19  Earnings per share

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

(a) Basic	2013 € m	Restated* 2012 € m	Restated* 2011 € m

Loss attributable to equity holders of the parent from continuing operations	(1,597)	(3,557)	(3,946)
Gain on redemption of RCI and LPI recognised in equity (note 7)	–	–	344

Loss attributable to ordinary/CNV shareholders from continuing operations	(1,597)	(3,557)	(3,602)

Profit attributable to ordinary/CNV shareholders from discontinued operations	–	–	1,608

	Number of shares (millions)
Weighted average number of ordinary shares in issue during the year	519,761.0		515,789.0		226,533.5
Weighted average number of CNV shares in issue during the year	–		–		2,787.7
Contingently issuable shares	–	(2)	–	(2)	599.9	(1)

Weighted average number of shares	519,761.0		515,789.0		229,921.1

Loss per share from continuing operations – basic	EUR (0.3	c)	EUR (0.7	c)	EUR (1.6	c)

Earnings per share from discontinued operations – basic	–		–		EUR 0.7	c

* Restated due to change in accounting policy for employee benefits (note 60).

Notes to the financial statements

19  Earnings per share (continued)

(b) Diluted	2013 € m		Restated* 2012 € m		Restated* 2011 € m

Loss attributable to ordinary/CNV shareholders from continuing operations (note 19 (a))	(1,597)		(3,557)		(3,602)
Dilutive effect of CCNs’ interest charge	–		–		–
Profit attributable to ordinary/CNV shareholders from discontinued operations	–		–		1,608

	(1,597)		(3,557)		(1,994)
Adjusted loss attributable to ordinary/CNV shareholders from continuing operations	(1,597)		(3,557)		(3,602)

Adjusted profit attributable to ordinary/CNV shareholders from discontinued operations	–		–		1,608

	Number of shares (millions)
Weighted average number of ordinary shares in issue during the year	519,761.0		515,789.0		226,533.5
Weighted average number of CNV shares in issue during the year	–		–		2,787.7
Dilutive effect of options outstanding	–		–		–
Dilutive effect of CCNs	–		–		–
Contingently issuable shares	–	(2)	–	(2)	599.9	(1)

Potential weighted average number of shares	519,761.0		515,789.0		229,921.1

Loss per share from continuing operations – diluted	EUR (0.3	c)	EUR (0.7	c)	EUR (1.6	c)

Earnings per share from discontinued operations – diluted	–		–		EUR 0.7c

(1)Arising from the ‘dividend stopper’ which came into effect in 2009 and remained effective until April 2011, AIB was required to issue ordinary shares in lieu of dividend on the 2009 Preference Shares. The contingently issuable shares relate to the number of shares (on a time apportioned basis) that would issue to the National Pension Reserve Fund Commission (“NPRFC”), if the annual coupon on the € 3.5 billion Preference Shares was not paid in cash.

(2)The SLO, which came into effect on 14 April 2011, superseded the ‘dividend stopper’, with distributions now being payable by AIB in its sole discretion.

Accordingly, there were no contingently issuable shares during 2012 or 2013.

*Restated due to change in accounting policy for employee benefits (note 60).

–	On 27 July 2011, AIB issued 500 billion ordinary shares to the NPRFC.
–	Bonus shares in lieu of the dividend on the 2009 Preference Shares were issued to the NPRFC in 2013, 2012 and 2011 amounting to: 4,144,055,254; 3,623,969,972; and 1,247,273,565 shares respectively. These bonus shares have been included in the weighted average number of shares in issue prospectively from the date of issue as they represent a dilution of earnings per share from that date.
–	The incremental shares from assumed conversion of options are not included in calculating the diluted per share amounts because they are anti-dilutive.
–	In July 2011, AIB issued € 1.6 billion in convertible capital notes (“CCNs”). These notes are mandatorily redeemable and will convert to AIB ordinary shares at a conversion price of € 0.01 per share (note 40) if the Core Tier 1 capital ratio breaches 8.25%. These incremental shares have not been included in calculating the diluted per share amounts because they are anti-dilutive.

Both the ordinary and CNV shares are included in the weighted average number of shares on a time apportioned basis.

20  Distributions on equity shares

No dividends were paid on equity shares in 2013, 2012 or 2011.

21  Disposal groups and non-current assets held for sale

At 31 December 2013, disposal groups and non-current assets held for sale include loans and receivables, and the Group’s subsidiary, Ark Life Assurance Company Limited (‘Ark Life’) which is held as a subsidiary acquired exclusively for resale. Details of Ark Life are set out in note 48.

Disposal groups and non-current assets/liabilities are shown as single line items in the statement of financial position with no re-presentation of comparatives. An analysis of the components of these single line items is set out below:

	2013		2012
	Assets € m	Liabilities € m	Assets € m	Liabilities € m

Loans and receivables(1):
Customers	28	–	353	–
Associated undertakings(2) (note 30)	–	–	12	–
Other:
Equity investment at fair value through profit or loss(3)	–	–	196	–
Other	7	–	1	–
	7	–	197	–
Discontinued operations:
Ark Life(4)	2,747	3,593	–	–

Total disposal groups and non-current assets and liabilities held for sale	2,782	3,593	562	–

(1)Loans and receivables held for sale are net of provisions of Nil (31 December 2012: € 122 million) (note 27).

(2)Associated undertakings include LaGuardia Hotel € 12 million at 31 December 2012. This investment was disposed of during 2013.

(3)On 1 July 2012, AIB designated its investment in ALH as an equity investment at fair value through profit or loss. The sale of this investment completed on 8 March 2013 (note 31).

(4)Intercompany balances of € 1,148 million between AIB and Ark Life (which includes deposits of € 1,011 million) have been eliminated on consolidation.

Further details of loans and receivables held for sale are set out in the Risk management section of this report.

Notes to the financial statements

22 Trading portfolio financial assets	2013 € m	2012 € m

Debt securities	1	22
Equity securities	1	2

	2	24

	2013 € m	2012 € m

Of which listed:
Debt securities	1	22
Equity securities	–	1
Of which unlisted:
Equity securities	1	1

	2	24

During 2008, trading portfolio financial assets reclassified to financial investments available for sale, in accordance with the amended IAS 39 Financial Instruments: Recognition and Measurement, amounted to € 6,104 million. The fair value of reclassified assets at 31 December 2013 was € 467 million (2012: € 1,025 million; 2011: € 1,410 million; 2010: € 2,538 million; 2009: € 4,104 million; 2008: € 5,674 million).

As of the reclassification date, effective variable interest rates on reclassified trading portfolio financial assets ranged from 4% to 10% with expected gross recoverable cash flows of € 7,105 million. If the reclassification had not been made, the Group’s income statement for the year ended 31 December 2013 would have included unrealised fair value gains on reclassified trading portfolio financial assets of € 112 million (2012: gains € 136 million; 2011: gains € 91 million).

After reclassification, the reclassified assets contributed the following amounts to the income statement:

	2013 € m	2012 € m	2011 € m

Interest on financial investments available for sale	11	32	58
Provisions for impairment of financial investments available for sale	–	–	(27)

Up to the date of reclassification in 2008, € 55 million of unrealised losses on the reclassified trading portfolio financial assets were recognised in the income statement (year ended December 2007: € 111 million).

23 Derivative financial instruments

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

The following table presents the total notional principal amount of interest rate, exchange rate, equity and credit derivative contracts for 2013 and 2012 together with the positive fair value attaching to those contracts where relevant:

	2013 € m	2012 € m

Interest rate contracts(1)
Notional principal amount	104,072	104,431
Positive fair value	1,443	2,643

Exchange rate contracts(1)
Notional principal amount	4,314	7,485
Positive fair value	35	71

Equity contracts(1)
Notional principal amount	2,390	3,848
Positive fair value	151	121

Credit derivatives(1)
Notional principal amount	–	114
Positive fair value	–	–

Total notional principal amount	110,776	115,878

Positive fair value(2)	1,629	2,835

(1) Interest rate, exchange rate and credit derivative contracts are entered into for both hedging and trading purposes. Equity contracts are entered into for trading purposes only.

(2) 72% of fair value relates to exposures to banks (2012: 65%).

Notes to the financial statements

23 Derivative financial instruments (continued)

The Group uses the same credit control and risk management policies in undertaking all off-balance sheet commitments as it does for on balance sheet lending including counterparty credit approval, limit setting and monitoring procedures. In addition, derivative instruments are subject to the market risk policy and control framework as described in the Risk Management section.

The following table analyses the total notional principal amount of interest rate, exchange rate, equity and credit derivative contracts together with the positive fair value attaching to these contracts where relevant by residual maturity:

	2013				2012

	< 1 year € m	1 < 5 years € m	5 years + € m	Total € m	< 1 year € m	1 < 5 years € m	5 years + € m	Total € m

Residual maturity
Notional principal amount	53,863	44,558	12,355	110,776	67,989	34,955	12,934	115,878
Positive fair value	243	900	486	1,629	511	1,364	960	2,835

AIB Group has the following concentration of exposures in respect of notional principal amount and positive fair value of interest rate, exchange rate, equity and credit derivative contracts. The concentrations are based primarily on the location of the office recording the transaction.

	Notional principal amount		Positive fair value

	2013 € m	2012 € m	2013 € m	2012 € m

Republic of Ireland	107,557	111,194	1,253	2,205
United Kingdom	2,833	4,080	358	595
United States of America	386	604	18	35

	110,776	115,878	1,629	2,835

23 Derivative financial instruments (continued)

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

To achieve its risk management objectives, the Group uses a combination of derivative financial instruments, particularly interest rate swaps, cross currency interest rate swaps, forward rate agreements, futures, options and currency swaps, as well as other contracts. The notional principal and fair value amounts for instruments held for risk management purposes entered into by the Group at 31 December 2013 and 2012, are presented within this note.

Notes to the financial statements

23 Derivative financial instruments (continued)

The following table shows the notional principal amount and the fair value of derivative financial instruments analysed by product and purpose as at 31 December 2013 and 31 December 2012. A description of how the fair values of derivatives are determined is set out in note 50.

	2013			2012

	Notional	Fair values		Notional	Fair values
	principal	Assets	Liabilities	principal	Assets	Liabilities
	amount			amount
	€ m	€ m	€ m	€ m	€ m	€ m

Derivatives held for trading
Interest rate derivatives - over the counter (“OTC”)
Interest rate swaps	14,748	762	(761)	27,040	1,435	(1,691)
Cross-currency interest rate swaps	720	47	(43)	1,826	80	(68)
Interest rate options	794	6	(6)	1,013	9	(9)

Total interest rate derivatives - OTC	16,262	815	(810)	29,879	1,524	(1,768)

Interest rate derivatives - exchange traded
Interest rate futures	121	–	–	124	–	–

Total interest rate derivatives - exchange traded	121	–	–	124	–	–

Total interest rate derivatives	16,383	815	(810)	30,003	1,524	(1,768)

Foreign exchange derivatives - OTC
Foreign exchange contracts	4,130	32	(32)	7,266	69	(19)
Currency options bought and sold	185	3	(2)	219	2	(2)

Total foreign exchange derivatives	4,315	35	(34)	7,485	71	(21)

Equity derivatives - OTC
Equity index options	2,390	151	(79)	3,848	121	(124)

Total equity derivatives	2,390	151	(79)	3,848	121	(124)

Credit derivatives - OTC
Credit derivatives	–	–	–	69	–	(20)

Total credit derivatives	–	–	–	69	–	(20)

Total derivatives held for trading	23,088	1,001	(923)	41,405	1,716	(1,933)

Derivatives held for hedging
Derivatives designated as fair value hedges - OTC
Interest rate swaps	16,433	532	(590)	15,399	788	(792)
Cross currency interest rate swaps	–	–	–	38	–	(3)

Total derivatives designated as fair value hedges	16,433	532	(590)	15,437	788	(795)

Derivatives designated as cash flow hedges - OTC
Interest rate swaps	68,100	81	(367)	56,621	308	(433)
Cross currency interest rate swaps	3,155	15	(80)	2,370	23	(94)
Credit default swaps	–	–	–	45	–	(1)

Total derivatives designated as cash flow hedges	71,255	96	(447)	59,036	331	(528)

Total derivatives held for hedging	87,688	628	(1,037)	74,473	1,119	(1,323)

Total derivative financial instruments	110,776	1,629	(1,960)	115,878	2,835	(3,256)

23 Derivative financial instruments (continued)

Cash flow hedges

The table below sets out the hedged cash flows which are expected to occur in the following periods:

	2013

	Within 1 year	Between 1	Between 2	More than	Total
		and 2 years	and 5 years	5 years
	€ m	€ m	€ m	€ m	€ m

Forecast receivable cash flows	91	73	232	240	636
Forecast payable cash flows	31	38	95	111	275

	2012

	Within 1 year	Between 1	Between 2	More than	Total
		and 2 years	and 5 years	5 years
	€ m	€ m	€ m	€ m	€ m

Forecast receivable cash flows	65	6	24	25	120
Forecast payable cash flows	15	10	35	32	92

The table below sets out the hedged cash flows, including amortisation of terminated cashflow hedges, which are expected to impact the income statement in the following periods:

	2013

	Within 1 year	Between 1	Between 2	More than	Total
		and 2 years	and 5 years	5 years
	€ m	€ m	€ m	€ m	€ m

Forecast receivable cash flows	91	73	232	240	636
Forecast payable cash flows	72	72	179	117	440

	2012

	Within 1 year	Between 1	Between 2	More than	Total
		and 2 years	and 5 years	5 years
	€ m	€m	€ m	€ m	€ m

Forecast receivable cash flows	65	6	24	25	120
Forecast payable cash flows	64	57	128	67	316

For AIB Group, the ineffectiveness reflected in the income statement that arose from cash flow hedges is a credit of € 7 million (2012: a charge of € 7 million).

The pay fixed cash flow hedges are used to hedge the cash flows on variable rate liabilities, primarily floating rate notes. The receive fixed cash flow hedges are used to hedge the cash flows on variable rate assets, primarily the variable rate loan portfolio.

The total amount recognised in other comprehensive income net of tax during the year in respect of cash flow hedges was a charge of € 18 million (2012: a charge of € 162 million).

Fair value hedges

Fair value hedges are entered into to hedge the exposure to changes in the fair value of recognised assets or liabilities arising from changes in interest rates, primarily available for sale securities and fixed rate liabilities. The fair values of financial instruments are set out in note 50. The net mark to market on fair value hedging derivatives, excluding accrual and risk adjustments is negative € 56 million (2012: negative € 37 million) and the net mark to market on the related hedged items is positive € 54 million (2012: positive € 37 million).

Netting financial assets and financial liabilities

Derivative financial instruments are shown on the statement of financial position at their fair value, those with a positive fair value are reported as assets and those with a negative fair value are reported as liabilities.

Details on offsetting financial assets and financial liabilities are set out in note 45.

Notes to the financial statements

24 Loans and receivables to banks	2013 € m	2012 € m

Funds placed with central banks	656	692
Funds placed with other banks	1,399	2,226
Provision for impairment	(7)	(4)

	2,048	2,914

Amounts include:
Reverse repurchase agreements	16	61

Loans and receivables to banks by geographical area(1)	2013 € m	2012 € m

Republic of Ireland	478	699
United Kingdom	1,566	2,210
United States of America	4	5

	2,048	2,914

(1)The classification of loans and receivables to banks by geographical area is based primarily on the location of the office recording the transaction.

Loans and receivables to banks include cash collateral of € 798 million placed with derivative counterparties in relation to net derivative positions and placed with repurchase agreement counterparties (2012: € 1,208 million) (notes 23 and 45).

Under reverse repurchase agreements, the Group has accepted collateral that it is permitted to sell or repledge in the absence of default by the owner of the collateral. The fair value of collateral received amounted to € 16 million (2012: € 61 million). The collateral received consisted of government securities of Nil (2012: € 61 million) and non-government available for sale securities (bank bonds) with a fair value of € 16 million (31 December 2012: Nil). The fair value of collateral sold or repledged amounted to Nil (2012: Nil). These transactions were conducted under terms that are usual and customary to standard reverse repurchase agreements.

25 Loans and receivables to customers	2013 € m	2012 € m

Loans and receivables to customers	81,680	88,123
Amounts receivable under finance leases and hire purchase contracts (note 26)	965	1,017
Unquoted debt securities	151	238
Provisions for impairment (note 27)	(17,083)	(16,406)

	65,713	72,972

Of which repayable on demand or at short notice	31,853	32,619
Amounts include:
Due from associated undertakings	–	–

The unwind of the discount on the carrying amount of impaired loans amounted to € 373 million (2012: € 392 million) and is included in the carrying value of loans and receivables to customers. This has been credited to interest income.

Loans and receivables to customers include € 27 million (2012: € 23 million) cash collateral placed with derivative counterparties and placed with repurchase agreement counterparties.

26 Amounts receivable under finance leases and hire purchase contracts

The following balances principally comprise of leasing arrangements involving vehicles, plant, machinery and equipment.

	2013 € m	2012 € m

Gross receivables
Not later than 1 year	361	362
Later than one year and not later than 5 years	627	691
Later than 5 years	24	15

	1,012	1,068
Unearned future finance income	(50)	(53)
Deferred costs incurred on origination	3	2

Total	965	1,017

Present value of minimum payments analysed by residual maturity
Not later than 1 year	361	362
Later than one year and not later than 5 years	583	643
Later than 5 years	21	12

Present value of minimum payments	965	1,017

Provision for uncollectible minimum payments receivable(1)	223	231
Unguaranteed residual values accruing to the benefit of the Group	–	1
Net investment in new business	329	267

(1)Included in the provisions for impairment on loans and receivables to customers (note 27).

Notes to the financial statements

27   Provisions for impairment on loans and receivables

The following table shows provisions for impairment on loans and receivables (both to banks and customers) and also includes provision on loans and receivables within disposal groups and non-current assets held for sale. The classification of loans and receivables below aligns to the asset classes disclosed in the ‘Risk management’ section.

	2013

	Residential	Other	Property and	SME/Other	Corporate	Total
	mortgages	personal	construction	commercial
	€ m	€ m	€ m	€ m	€ m	€ m

At 1 January 2013	3,206	1,139	8,104	3,500	583	16,532
Exchange translation adjustments	–	(4)	(44)	(23)	(5)	(76)
Other(1)	20	–	(34)	–	–	(14)
Charge against income statement	813	125	724	224	30	1,916
Amounts written off	(87)	(114)	(296)	(456)	(181)	(1,134)
Disposals	–	–	(16)	–	(120)	(136)
Recoveries of amounts written off in previous years	–	1	–	1	–	2

At 31 December 2013	3,952	1,147	8,438	3,246	307	17,090

Total provisions are split as follows:
Specific	3,333	1,092	8,114	3,138	228	15,905
IBNR	619	55	324	108	79	1,185

	3,952	1,147	8,438	3,246	307	17,090

Amounts include:
Loans and receivables to banks (note 24)						7
Loans and receivables to customers (note 25)						17,083

						17,090

						2012

	Residential	Other	Property and	SME/Other	Corporate	Total
	mortgages	personal	construction	commercial
	€ m	€ m	€ m	€ m	€ m	€ m

At 1 January 2012	2,681	1,063	7,568	3,097	536	14,945
Exchange translation adjustments	5	3	26	11	2	47
Other(1)	14	–	–	20	–	34
Charge against income statement	749	219	781	518	167	2,434
Amounts written off	(59)	(103)	(237)	(152)	(122)	(673)
Disposals	(184)	(44)	(34)	(1)	–	(263)
Recoveries of amounts written off in previous years	–	1	–	3	–	4
Provisions on loans and receivables returned by NAMA	–	–	–	4	–	4

At 31 December 2012	3,206	1,139	8,104	3,500	583	16,532

Total provisions are split as follows:
Specific	2,699	1,064	7,681	3,260	485	15,189
IBNR	507	75	423	240	98	1,343

	3,206	1,139	8,104	3,500	583	16,532

Amounts include:
Loans and receivables to banks (note 24)						4
Loans and receivables to customers (note 25)						16,406
Loans and receivables of disposal groups and non-current assets held for sale (note 21)						122

						16,532

(1)Includes transfers (to)/from provisions for liabilities and commitments.

28 NAMA senior bonds

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

The following table provides a movement analysis of the NAMA senior bonds:

	2013 € m	2012 € m

At 1 January	17,387	19,856
Net returns	–	(136)
Amortisation of discount	65	105
Repayments	(1,916)	(2,438)
Effect of re-estimating the timing of cash flows	62	–

At 31 December	15,598	17,387

On initial recognition of the NAMA senior bonds, AIB made certain assumptions as to the timing of expected repayments. Arising from the subsequent pattern of repayments, AIB reviewed its initial assumptions and revised its expectations during 2013. Based on the revised estimated timing of cash flows, AIB has adjusted the carrying amount of the bonds by discounting the revised timing of expected cash flows at the original effective interest rate. The adjustment to the carrying amount has resulted in the recognition of a gain of € 62 million in note 9 ‘Other operating income’.

The estimated fair value of the bonds at 31 December 2013 is € 15,767 million (31 December 2012: € 17,446 million). The nominal value of the bonds is € 15,820 million (31 December 2012: € 17,737 million). Whilst these bonds do not have an external credit rating, the Group has attributed to them a rating of BBB+ (31 December 2012: BBB+) i.e. the external rating of the Sovereign.

At 31 December 2013, € 12,435 million (31 December 2012: € 14,911 million) of NAMA senior bonds have been pledged to central banks and banks (note 35).

Notes to the financial statements

29 Financial investments available for sale

The following table sets out at 31 December 2013 and 31 December 2012, the carrying value (fair value) of financial investments available for sale by major classifications together with the unrealised gains and losses.

						2013

		Unrealised	Unrealised	Net unrealised		Net
	Fair value	gross gains	gross losses	gains/(losses)	Tax effect	after tax
	€ m	€ m	€ m	€ m	€ m	€ m

Debt securities
Irish Government securities	10,328	910	–	910	(113)	797
Euro government securities	1,968	110	(1)	109	(14)	95
Non Euro government securities	608	54	–	54	(6)	48
Supranational banks and government agencies	3,092	29	(6)	23	(3)	20
Other asset backed securities	535	1	(54)	(53)	7	(46)
Euro bank securities	3,671	59	(7)	52	(4)	48
Non Euro bank securities	34	–	–	–	–	–
Non Euro corporate securities	3	–	–	–	–	–
Other investments	12	–	–	–	–	–

Total debt securities	20,251	1,163	(68)	1,095	(133)	962

Equity securities
Equity securities – NAMA subordinated bonds	73	26	–	26	(3)	23
Equity securities – other	44	12	(7)	5	–	5

Total equity securities	117	38	(7)	31	(3)	28

Total financial investments available for sale	20,368	1,201	(75)	1,126	(136)	990

						2012

		Unrealised	Unrealised	Net unrealised		Net
	Fair value	gross gains	gross losses	gains/(losses)	Tax effect	after tax
	€ m	€ m	€ m	€ m	€ m	€ m

Debt securities
Irish Government securities	7,588	608	(1)	607	(76)	531
Euro government securities	1,754	153	(4)	149	(18)	131
Non Euro government securities	712	95	–	95	(12)	83
Supranational banks and government agencies	1,682	55	–	55	(7)	48
Collateralised mortgage obligations	22	–	(6)	(6)	1	(5)
Other asset backed securities	920	1	(140)	(139)	17	(122)
Euro bank securities	3,070	176	(11)	165	(21)	144
Non Euro bank securities	161	3	(5)	(2)	–	(2)
Euro corporate securities	87	6	(3)	3	(1)	2
Non Euro corporate securities	193	17	–	17	(4)	13
Other investments	12	–	–	–	–	–

Total debt securities	16,201	1,114	(170)	944	(121)	823

Equity securities
Equity securities – NAMA subordinated bonds	47	–	–	–	–	–
Equity securities – other	96	16	(10)	6	(1)	5

Total equity securities	143	16	(10)	6	(1)	5

Total financial investments available for sale	16,344	1,130	(180)	950	(122)	828

29 Financial investments available for sale (continued)

			2013			2012

	Debt	Equity	Total	Debt	Equity	Total
Analysis of movements in financial	securities	securities		securities	securities
investments available for sale	€ m	€ m	€ m	€ m	€ m	€ m

At 1 January	16,201	143	16,344	15,145	244	15,389
Reclassification to disposal groups and non-current assets held for sale (note 21)	–	–	–	–	(18)	(18)
Exchange translation adjustments	(45)	–	(45)	17	–	17
Purchases	6,639	27	6,666	5,045	14	5,059
Return of NAMA subordinated bonds	–	–	–	–	(3)	(3)
Sales	(1,795)	(79)	(1,874)	(2,981)	(28)	(3,009)
Maturities	(1,122)	–	(1,122)	(2,654)	–	(2,654)
Writeback/(provisions) for impairment	18	(9)	9	–	(86)	(86)
Amortisation of discounts net of premiums	(8)	–	(8)	23	–	23
Movement in unrealised gains	363	35	398	1,606	20	1,626

At 31 December	20,251	117	20,368	16,201	143	16,344

Of which:
Listed	20,239	12	20,251	16,189	58	16,247
Unlisted	12	105	117	12	85	97

	20,251	117	20,368	16,201	143	16,344

Debt securities analysed by remaining contractual maturity	2013 € m	2012 € m

Due within one year	1,186	1,243
After one year, but within five years	11,357	8,610
After five years, but within ten years	6,606	4,715
After ten years	1,102	1,633

	20,251	16,201

Notes to the Financial Statements

29  Financial investments available for sale (continued)

The following table sets out at 31 December 2013 and 31 December 2012, an analysis of the securities portfolio with unrealised losses, distinguishing between securities with continuous unrealised loss positions of less than 12 months and those with continuous unrealised loss positions for periods in excess of 12 months.

	Fair value			Unrealised losses

	Investments with unrealised losses of less than 12 months	Investments with unrealised losses of more than 12 months	Total	Unrealised losses of less than 12 months	Unrealised losses of more than 12 months	Total
	€ m	€ m	€ m	€ m	€ m	€ m

2013
Debt securities
Euro government securities	–	62	62	–	(1)	(1)
Supranational banks and government agencies	909	50	959	(6)	–	(6)
Other asset backed securities	–	513	513	–	(54)	(54)
Euro bank securities	1,293	160	1,453	(5)	(2)	(7)

Total debt securities	2,202	785	2,987	(11)	(57)	(68)
Equity securities
Equity securities – other	2	–	2	–	(7)	(7)

Total	2,204	785	2,989	(11)	(64)	(75)

	Fair value			Unrealised losses

	Investments with unrealised losses of less than 12 months	Investments with unrealised losses of more than 12 months	Total	Unrealised losses of less than 12 months	Unrealised losses of more than 12 months	Total
	€ m	€ m	€ m	€ m	€ m	€ m

2012
Debt securities
Irish Government securities	25	249	274	–	(1)	(1)
Euro government securities	–	188	188	–	(4)	(4)
Collateralised mortgage obligations	–	22	22	–	(6)	(6)
Other asset backed securities	1	909	910	–	(140)	(140)
Euro bank securities	148	294	442	–	(11)	(11)
Non Euro bank securities	–	42	42	–	(5)	(5)
Euro corporate securities	7	30	37	–	(3)	(3)
Non Euro corporate securities	11	8	19	–	–	–

Total debt securities	192	1,742	1,934	–	(170)	(170)
Equity securities
Equity securities – other	4	37	41	(8)	(2)	(10)

Total	196	1,779	1,975	(8)	(172)	(180)

Available for sale financial investments with unrealised losses have been assessed for impairment based on the credit risk profile of the counterparties involved. Impairment losses on debt securities of Nil (2012: Nil) and € 9 million (2012: € 86 million) on equity securities have been recognised as set out in note 13.

30  Interests in associated undertakings

Included in the income statement is the contribution from investments in associated undertakings as follows:

Income statement	2013 € m	2012 € m	2011 € m

Share of results of associated undertakings(1)	16	15	(1)
Impairment of associated undertakings	(8)	–	(36)
Loss on disposal of investment in associated undertakings	(1)	–	–
Loss recognised on the remeasurement to fair value less costs to sell of disposal groups and non-current assets held for sale	–	(5)	–

	7	10	(37)

Share of net assets including goodwill	2013 € m	2012 € m

At 1 January	64	246
Exchange translation adjustments	(1)	–
Additions	–	18 (2)
Disposals(3)	(10)	–
Designation of associate as an equity investment at fair value through profit or loss(4)	–	(196)
Income for the year – Continuing operations	16	15
Dividends received from associates	(3)	(14)
Impairment on associated undertakings – Continuing operations	(8)	(5)

At 31 December(5)	58	64

Disclosed in the statement of financial position within:
Interests in associated undertakings	58	52
Disposal groups and non-current assets held for sale (note 21)	–	12

	58	64

Of which listed on a recognised stock exchange	–	–

(1)Includes AIB Merchant Services € 10 million profit (2012: € 14 million profit; 2011: € 13 million profit), Aviva Health Insurance Ireland Limited € 6 million (2012: Nil; 2011: Nil), Aviva Life Holdings Ireland Limited Nil (2012: Nil; 2011: €17 million loss) and Other associates Nil (2012: € 1 million profit; 2011: € 3 million profit).

(2)Additions (LaGuardia Hotel) relate to transfers from financial investments available for sale arising from debt/equity restructuring.

(3)LaGuardia Hotel was disposed of during 2013 with € 1 million loss on disposal.

(4)Aviva Life Holdings Ireland Limited was designated as an equity investment at fair value through profit or loss with effect from 1 July 2012. No profit or loss arose on designation as it had been held at fair value (note 31).

(5)Includes the Group’s investments in AIB Merchant Services and Aviva Health Insurance Ireland Limited (31 December 2012: AIB Merchant Services, Aviva Health Insurance Ireland Limited and LaGuardia Hotel).

Notes to the Financial Statements

30 Interests in associated undertakings (continued)

The following are the principal associates of the Group at 31 December 2013:

Name of associate		Principal activity	Place of incorporation and operation	Proportion of ownership interest and voting power held by the Group at 31 December

				2013%	2012%

(A)	Aviva Health Insurance Ireland Limited	Transaction of health insurance business within the Republic of Ireland	1 Park Place Hatch Street, Dublin 2 Ireland	30	30

(B)	Zoltar Services Limited trading as AIB Merchant Services	Provider of merchant payment solutions	Registered Office: Unit 6, Belfield Business Park Clonskeagh, Dublin 4 Ireland	49.9	49.9

(C)	Aviva Life Holdings Ireland Limited(1)	Manufacturer and distributor of life and pension products	1 Park Place Hatch Street, Dublin 2 Ireland	–	24.99

(1)AIB’s investment in Aviva Life Holdings Ireland Limited was designated as an equity investment at fair value through profit or loss with effect from 1 July 2012. Prior to this, it had been accounted for as an associate undertaking. It was held within ‘disposal groups and non–current assets held for sale’ at 31 December 2012 and until its disposal on 8 March 2013 (notes 18 and 31).

All of the associates, apart from Aviva Life Holdings Ireland Limited as outlined above, are accounted for using the equity method in these consolidated financial statements.

In accordance with the European Communities (Credit Institutions: Accounts) Regulations, 1992, Allied Irish Banks, p.l.c. will annex a full listing of associated undertakings to its annual return to the Companies Registration Office.

There was no unrecognised share of losses of associates in 2013 or 2012.

Change in the Group’s ownership interest in associates

There was no change in the ownership interest in associates, apart from the disposal of Aviva Life Holdings Ireland Limited as outlined above.

Significant restrictions

There is no significant restriction on the ability of associates to transfer funds to the Group in the form of cash or dividends, or to repay loans or advances made by the Group.

31 Interest in Aviva Life Holdings Ireland Limited

At 31 December 2011, AIB considered that it was highly probable that its investment in Aviva Life Holdings Ireland Limited (“ALH”), an associated undertaking, would be disposed of within twelve months following the cancellation in December 2011 of the distribution agreement between AIB and ALH and the conditions that existed in the shareholder agreement. Accordingly, ALH was classified as held for sale and included within ‘Disposal Groups and non-current assets held for sale’ (note 21). An impairment loss of € 36 million on remeasurement of the disposal group to the lower of its carrying amount and its fair value less costs to sell was recognised in associated undertakings in the consolidated income statement in 2011.

Arising from the exercise, in January 2012, of put options held by AIB and Aviva and the subsequent protracted negotiations between the parties to finalise the sales process of ALH and Ark Life respectively, it became increasingly obvious that AIB was no longer in the position to exercise significant influence over its investment in ALH. Accordingly, AIB designated this investment in ALH as an equity investment at fair value through profit or loss with effect from 1 July 2012. There was no profit or loss recognised on the date of designation as the investment had been held at fair value. There was nil contribution from ALH in the six months to 30 June 2012.

The sales process was completed on 8 March 2013, resulting in a gain on disposal of € 10 million and a tax charge of Nil. This gain is reported in net trading income/(loss) (note 6).

In 2012, the mark to market of the related put options was negative € 40 million (2011: negative € 8 million) (note 6).

The contribution of ALH for the year ended 31 December 2011 is included within share of results of associated undertakings as follows:

2011 € m

Share of loss of ALH	(12)
Impairment	(36)
Amortisation of intangible assets	(4)

Share of loss before taxation	(52)
Taxation attributable to policyholder returns	(1)

Loss attributable to shareholders before taxation	(53)
Taxation	–

Included within associated undertakings	(53)

In addition to the amounts included within share of results of associated undertakings, the Group recognised fee income on the sale of ALH life insurance and investment products through its distribution channels, amounting to Nil up to the date of disposal (2012: € 11 million, 2011: € 23 million).

On 8 March 2013, following disposal of ALH, AIB acquired a 100% interest in Ark Life Assurance Company Limited (‘Ark Life’) (note 48).

Notes to the Financial Statements

32 Intangible assets

	2013			2012

	Software € m	Other € m	Total € m	Software € m	Other € m	Total € m

Cost
At 1 January	689	3	692	631	3	634
Additions – internally generated	52	–	52	62	–	62
– externally purchased	10	–	10	9	–	9
Amounts written off(1)	(43)	–	(43)	(13)	–	(13)

At 31 December	708	3	711	689	3	692

Amortisation/impairment
At 1 January	502	3	505	455	3	458
Amortisation for the year	58	–	58	58	–	58
Impairment for the year	15	–	15	2	–	2
Amounts written off(1)	(43)	–	(43)	(13)	–	(13)

At 31 December	532	3	535	502	3	505

Net book value at 31 December	176	–	176	187	–	187

(1)Relates to assets which are no longer in use with a nil carrying value.

Internally generated intangible assets under construction amounted to: € 35 million (2012: € 45 million).

Internally generated software amounted to: € 398 million (2012: € 375 million).

33 Property, plant and equipment

	Property			Equipment	Total

	Freehold	Long leasehold	Leasehold under 50 years
	€ m	€ m	€ m	€ m	€ m

Cost
At 1 January 2013	191	102	141	486	920
Additions	1	1	13	17	32
Disposals	(17)	(4)	(6)	(19)	(46)
Amounts written off(1)	(1)	–	(5)	(13)	(19)
Exchange translation adjustments	(1)	–	(1)	(2)	(4)

At 31 December 2013	173	99	142	469	883

Depreciation/impairment
At 1 January 2013	68	30	93	396	587
Depreciation charge for the year	5	2	8	25	40
Impairment charge for the year	6	2	3	–	11
Disposals	(9)	(2)	(5)	(17)	(33)
Amounts written off(1)	(1)	–	(5)	(13)	(19)
Exchange translation adjustments	(1)	–	(1)	(2)	(4)

At 31 December 2013	68	32	93	389	582

Net book value at 31 December 2013	105	67	49	80	301

Cost
At 1 January 2012	190	103	153	484	930
Reclassification to disposal groups and non-current assets held for sale	(2)	–	–	–	(2)
Other reclassifications	1	(1)	–	–	–
Additions	2	–	9	26	37
Disposals	(1)	–	(20)	(23)	(44)
Amounts written off(1)	–	–	(2)	(2)	(4)
Exchange translation adjustments	1	–	1	1	3

At 31 December 2012	191	102	141	486	920

Depreciation/impairment
At 1 January 2012	53	27	101	389	570
Reclassification to disposal groups and non-current assets held for sale	(1)	–	–	–	(1)
Depreciation charge for the year	6	3	13	29	51
Impairment for the year	9	–	–	–	9
Disposals	–	–	(20)	(21)	(41)
Amounts written off(1)	–	–	(2)	(2)	(4)
Exchange translation adjustments	1	–	1	1	3

At 31 December 2012	68	30	93	396	587

Net book value at 31 December 2012	123	72	48	90	333

(1)Relates to assets which are no longer in use with a Nil carrying value.

The net book value of property occupied by the Group for its own activities was € 216 million (2012: € 240 million), excluding those held as disposal groups and non-current assets held for sale. Property leased to others by AIB Group had a book value of € 2 million (2012: € 2 million).

Property and equipment includes € 10 million for items in the course of construction (2012: € 2 million).

Notes to the financial statements

34 Deferred taxation	2013 € m	Restated* 2012 € m

Deferred tax assets:
Provision for impairment of loans and receivables	11	3
Retirement benefits	12	91
Assets leased to customers	17	17
Unutilised tax losses	3,871	3,904
Amortised income	2	–
Other	76	32

Total gross deferred tax assets	3,989	4,047

Deferred tax liabilities:
Cash flow hedges	(3)	(5)
Amortised income on loans	(45)	(149)
Assets used in business	(23)	(24)
Available for sale securities	(90)	(24)

Total gross deferred tax liabilities	(161)	(202)

Net deferred tax assets	3,828	3,845

Represented on the balance sheet as follows:
Deferred tax assets	3,828	3,845

For each of the years ended 31 December 2013 and 2012, full provision has been made for capital allowances and other temporary differences.

Analysis of movements in deferred taxation	2013 € m	Restated* 2012 € m

At 1 January	3,845	3,692
Exchange translation and other adjustments	(15)	18
Deferred tax through other comprehensive income	(106)	(37)
Income statement (note 17)	104	172

At 31 December	3,828	3,845

Comments on the basis of recognition of deferred tax assets on unused tax losses are included in ‘Critical accounting policies and estimates’ on pages 50 to 53. Comments on the prospective regulatory capital treatment of deferred tax assets are included in ‘Risk factors’ on page 65.

At 31 December 2013, recognised deferred tax assets on tax losses and other temporary differences, net of deferred tax liabilities, totalled € 3,828 million (2012: € 3,845 million*). The most significant tax losses arise in the Irish tax jurisdiction and their utilisation is dependent on future taxable profits.

Temporary differences recognised in other comprehensive income consist of deferred tax on available for sale securities, cash flow hedges and actuarial gains/losses on retirement benefit schemes. Temporary differences recognised in the income statement consist of provision for impairment on loans and receivables, amortised income, assets leased to customers, and assets used in the course of business.

Net deferred tax assets of € 3,773 million (2012: € 3,845 million*) are expected to be recovered after more than 12 months.

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

*Restated due to change in accounting policy for employee benefits (note 60).

34 Deferred taxation (continued)

As a result, the Group has not recognised deferred tax assets in respect of Irish tax on unused tax losses of € 269 million (2012: € 309 million) and overseas tax (UK and USA) on unused tax losses of € 1,675 million (2012: € 1,539 million), and foreign tax credits, for Irish tax purposes, of € 5 million (2012: € 4 million). Of these tax losses totalling € 1,944 million for which no deferred tax is recognised, € 46 million expires in 2031, € 62 million in 2032 and € 24 million in 2033.

The aggregate amount of temporary differences associated with investments in subsidiaries, branches and associates for which deferred tax liabilities have not been recognised amounted to Nil (2012: Nil).

The net deferred tax asset on items recognised directly in other comprehensive income amounted to € 86 million (2012: € 64 million*).

Analysis of income tax relating to other comprehensive income

	2013

	Gross	Tax	Net of tax	Net amount attributable to owners of the parent
	€ m	€ m	€ m	€ m

Loss for the year	(1,687)	90	(1,597)	(1,597)
Exchange translation adjustments	(9)	–	(9)	(9)
Net change in cash flow hedge reserves	(20)	2	(18)	(18)
Net change in fair value of available for sale securities	580	(67)	513	513
Net actuarial gains in retirement benefit schemes	292	(41)	251	251
Net change in property revaluation reserves	(1)	–	(1)	(1)

Total comprehensive income for the year	(845)	(16)	(861)	(861)

Attributable to:
Owners of the parent	(845)	(16)	(861)	(861)

	Restated* 2012

	Gross	Tax	Net of tax	Net amount attributable to owners of the parent
	€ m	€ m	€ m	€ m

Loss for the year	(3,729)	172	(3,557)	(3,557)
Exchange translation adjustments	34	–	34	34
Net change in cash flow hedge reserves	(185)	23	(162)	(162)
Net change in fair value of available for sale securities	1,467	(172)	1,295	1,295
Net actuarial gains in retirement benefit schemes	(830)	114	(716)	(716)
Net change in property revaluation reserves	–	(2)	(2)	(2)

Total comprehensive income for the year	(3,243)	135	(3,108)	(3,108)

Attributable to:
Owners of the parent	(3,243)	135	(3,108)	(3,108)

*Restated due to change in accounting policy for employee benefits (note 60).

Notes to the financial statements

34 Deferred taxation (continued)

Analysis of income tax relating to other comprehensive income

	Restated* 2011

	Gross	Tax	Net of tax	Non- controlling interests net of tax	Net amount attributable to owners of the parent
Continuing operations	€ m	€ m	€ m	€ m	€ m

Loss for the year	(5,139)	1,193	(3,946)	–	(3,946)
Exchange translation adjustments	(11)	–	(11)	–	(11)
Net change in cash flow hedge reserves	(242)	33	(209)	–	(209)
Net change in fair value of available for sale securities	145	(33)	112	–	112
Net actuarial losses in retirement benefit schemes	(503)	65	(438)	–	(438)
Recognised gains in associated undertakings	4	–	4	–	4

Total comprehensive income for the year	(5,746)	1,258	(4,488)	–	(4,488)

Attributable to:
Owners of the parent	(5,746)	1,258	(4,488)	–	(4,488)

Discontinued operations
Profit for the year	1,645	(17)	1,628	20	1,608
Exchange translation adjustments	(134)	–	(134)	(5)	(129)
Net change in cash flow hedge reserves	1	–	1	–	1
Net change in fair value of available for sale securities	(99)	25	(74)	(3)	(71)

Total comprehensive income for the year	1,413	8	1,421	12	1,409

Attributable to:
Owners of the parent	1,401	8	1,409	–	1,409
Non-controlling interests	12	–	12	12	–

	1,413	8	1,421	12	1,409

35 Deposits by central banks and banks	2013 € m	2012 € m

Central banks
Securities sold under agreements to repurchase	12,725	22,220
Other borrowings	–	–
	12,725	22,220
Banks
Securities sold under agreements to repurchase	9,136	5,636
Other borrowings	1,260	586
	10,396	6,222

	23,121	28,442

Of which:
Domestic offices	22,915	28,113
Foreign offices	206	329
	23,121	28,442
Amounts include:
Due to associated undertakings	–	–

Securities sold under agreements to repurchase (note 49), (with the exception of € 11.25 billion (2012: € 11.25 billion) funded through the ECB three year Long Term Refinancing Operation (“LTRO”)) mature within six months and are secured by Irish Government bonds, NAMA senior bonds, other marketable securities and eligible assets. The Group has securitised certain of its mortgage and loan portfolios as outlined below in relation to AIB Mortgage Bank and EBS Mortgage Finance. These securities, other than issued to external investors, have been pledged as collateral in addition to other securities held by the Group.

Allied Irish Banks, p.l.c. has granted a floating charge over certain residential mortgage pools, the drawings against which were Nil at 31 December 2013 (2012: € 90 million).

A subsidiary of Allied Irish Banks, p.l.c. has also granted a floating charge over certain residential mortgage pools, the drawings against which were Nil at 31 December 2013 (2012: Nil).

Deposits by central banks and banks include cash collateral of € 200 million (2012: € 321 million) received from derivative counterparties in relation to net derivative positions (note 23) and also from repurchase agreement counterparties.

Financial assets pledged under existing agreements to repurchase, and providing access to future funding facilities with central banks and banks are detailed in the following table:

	2013			2012

	Central banks	Banks	Total	Central banks	Banks	Total
	€ m	€ m	€ m	€ m	€ m	€ m

Total carrying value of financial assets pledged	14,662	9,938	24,600	25,720	6,295	32,015
Of which:
Government securities(1)	12,048	6,441	18,489	14,887	4,152	19,039
Other securities	2,614	3,497	6,111	10,833	2,143	12,976

(1)Includes NAMA senior bonds.

Notes to the financial statements

36 Customer accounts	2013 € m	2012 € m

Current accounts	18,274	16,366
Demand deposits	9,372	9,460
Time deposits(1)	32,238	37,690
Securities sold under agreements to repurchase(2)	5,783	94

	65,667	63,610

Of which:
Non-interest bearing current accounts
Domestic offices	13,147	11,633
Foreign offices	2,237	2,053
Interest bearing deposits, current accounts and short-term borrowings
Domestic offices	41,238	39,889
Foreign offices	9,045	10,035

	65,667	63,610

Amounts include:
Due to related party	150	1,270	(3)

(1) Following the acquisition of Ark Life in March 2013, deposits amounting to € 1,011 million placed by Ark Life with AIB have been eliminated on consolidation at 31 December 2013. At 31 December 2012, these deposits amounted to € 1,257 million and are included above.

(2) The Group pledged government available for sale securities with a fair value of € 5,814 million (31 December 2012: Nil) and non-government available for sale securities with a fair value of € 284 million (31 December 2012: € 105 million) as collateral for these facilities (see note 45 for further information).

(3) These amounts were substantially due to a subsidiary of ALH (Ark Life as noted above), and whilst the investment in ALH amounted to 24.99% of the ordinary share capital, it was accounted for as an equity investment at fair value through profit or loss with effect from 1 July 2012. The investment in ALH was disposed of in March 2013 (note 31).

At 31 December 2013, the Group’s 5 largest customer deposits amounted to 5% of total customer accounts.

37 Debt securities in issue	2013 € m	2012 € m

Bonds and medium term notes:
European medium term note programme	4,346	6,268
Bonds and other medium term notes	4,334	4,363
	8,680	10,631
Other debt securities in issue:
Commercial paper	79	–
Commercial certificates of deposit	–	35
	79	35

	8,759	10,666

Debt securities issued during the year amounted to € 3,510 million (31 December 2012: € 851 million) of which € 1,000 million relates to a covered bond issuance, a € 500 million EMTN bond issuance with the balance relating to issuances under the short-term commercial paper programme. Debt securities matured amounted to € 5,421 million (31 December 2012: € 5,871 million).

38 Other liabilities	2013 € m	2012 € m

Notes in circulation	417	467
Items in transit	213	157
Creditors	12	8
Fair value of hedged liability positions	330	565
Other	349	430

	1,321	1,627

39 Provisions for liabilities and commitments

	2013

	Liabilities and charges		NAMA(1) provisions		Onerous(2) contracts	Legal claims	Other(3) provisions	Voluntary severance scheme	Total
	€ m		€ m		€ m	€ m	€ m	€ m	€ m

At 1 January	21		31		27	9	156	6	250
Transfers in	34		–		–	4	1	–	39
Transfers out	–		–		(2)	–	(4)	–	(6)
Exchange translation adjustments	–		–		–	–	(4)	–	(4)
Amounts charged to income statement	28	(4)	18	(1)	20	4	89	3	162
Amounts released to income statement	(11	)(4)	(14	)(1)	(1)	(2)	(29)	–	(57)
Provisions utilised	–		–		(8)	(1)	(70)	(6)	(85)

At 31 December	72		35		36	14	139	3	299

	Restated* 2012

	Liabilities and charges		NAMA(1) provisions		Onerous(2) contracts	Legal claims	Other(3) provisions	Voluntary severance scheme*	Total
	€ m		€ m		€ m	€ m	€ m	€ m	€ m

At 1 January	24		407		13	10	60	–	514
Transfers out	(8)		–		–	–	–	–	(8)
Exchange translation adjustments	–		2		–	–	1	–	3
Amounts charged to income statement	10	(4)	19	(1)	16	4	121	45	215
Amounts released to income statement	(1	)(4)	(155	)(1)	(1)	(4)	(7)	–	(168)
Provisions utilised	(4)		(242)		(1)	(1)	(19)	(39)	(306)

At 31 December	21		31		27	9	156	6	250

The total provisions for liabilities and commitments expected to be settled within one year amount to € 110 million (2012: € 187 million*).

(1)NAMA provisions represent amounts due to NAMA in respect of adjustments to transfers which had not been settled at 31 December 2011. At 31 December 2013, € 14 million (2012: € 155 million) of this provision was released to the income statement. This followed the resolution with NAMA of certain issues relating to transfers which had taken place in earlier periods. In addition, € 18 million (2012: € 19 million) was charged to the income statement in respect of Section 93 claims i.e. new claims under the NAMA Act.

(2)Provisions for the unavoidable costs expected to arise from branch closures.

(3)Includes € 6 million (2012: € 52 million) provisions for refunds to customers in respect of payment protection insurance in both Ireland and the UK, provisions of € 96 million (2012: € 49 million) in respect of interest rate hedge products in the UK and provisions for restructuring and reorganisation costs.

(4)Included in charge/(writeback) of provisions for liabilities and commitments in income statement.

*Restated due to change in accounting policy for employee benefits (note 60).

Notes to the financial statements

40 Subordinated liabilities and other capital instruments	Notes		2013 € m	2012 € m

Allied Irish Banks, p.l.c.
€ 1.6bn Contingent Capital Tier 2 Notes due 2016
Proceeds of issue			1,600	1,600
Fair value adjustment on initial recognition			(447)	(447)
Amortisation to date			163	84
	(a	)	1,316	1,237
Dated loan capital – European Medium Term Note Programme:
€ 500m Callable Step-up Floating Rate Notes due October 2017 (maturity extended to 2035 as a result of the SLO)	(b	)	8	7
Stg£ 368m 12.5% Subordinated Notes due June 2019 (maturity extended to 2035 as a result of the SLO)	(c	)	28	27
Stg£ 500m Callable Fixed/Floating Rate Notes due March 2025 (maturity extended to 2035 as a result of the SLO)	(d	)	–	–
			36	34

			1,352	1,271

Maturity of dated loan capital			2013 € m	2012 € m

Dated loan capital outstanding is repayable as follows:
5 years or more			36	34

Following on the liability management exercises in 2011 and the SLO in April 2011, residual balances remained outstanding on the dated loan capital instruments above. The SLO, which was effective from 22 April 2011, changed the terms of all outstanding instruments. The original liabilities were derecognised and new liabilities were recognised, with their initial measurement based on the fair value at the SLO effective date. The contractual maturity date changed to 2035 as a result of the SLO, with coupons to be payable at the option of AIB (note 7).

€ 1.6bn Contingent Capital Tier 2 Notes due 2016

(a)	On 26 July 2011, AIB issued € 1.6 billion in nominal value of Contingent Capital Tier 2 Notes (‘CCNs’) to the Minister for Finance of Ireland (‘the Minister’) for cash consideration of € 1.6 billion. The fair value of these notes at initial recognition was € 1,153 million with € 447 million being accounted for as a capital contribution from the Minister (note 44). Interest is payable annually in arrears on the nominal value of the notes at a fixed rate of 10% per annum. The interest rate may increase up to 18% at the behest of the Minister but with effect only from the date that the CCNs are sold to a third party external to a State entity. The notes are due to mature on 28 July 2016. The CCNs are unsecured and subordinated obligations of AIB. They rank:
(i)	junior to the claims of all holders of unsubordinated obligations of AIB;
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

During 2010, the Group redeemed certain of these capital instruments, and in 2011, all outstanding amounts were either purchased for cash or derecognised following a Subordinated Liabilities Order (“SLO”), details of which are set out in note 54(g).

40 Subordinated liabilities and other capital instruments (continued)

Dated loan capital

Residual balances remained outstanding on the instruments set out below following redemption/derecognition as follows:

(b)	In relation to the € 500 million Callable Subordinated Step-Up Floating Rate Notes, the Group redeemed € 332.5 million of these in March 2010, leaving € 167.5 million outstanding. Of this outstanding amount, € 142 million was purchased for cash during 2011 with the remainder being derecognised following the introduction of the SLO. A new instrument was subsequently recognised and measured at a fair value of € 7 million (note 7).

(c)	Of the Stg£ 368 million Subordinated Notes, Stg£ 289 million was purchased for cash during 2011 with the remainder, amounting to Stg£ 79 million, being derecognised following the introduction of the SLO. A new instrument was subsequently recognised and measured at a fair value of Stg£ 20 million (note 7).

(d)	The Stg£ 500 million Subordinated Callable Fixed/Floating Rate Notes were partially redeemed (Stg£ 481 million) in March 2010, leaving Stg£ 19 million outstanding. Of this outstanding amount, Stg£ 18 million was purchased for cash during 2011, with the remainder amounting to Stg£ 1 million being derecognised following the introduction of the SLO. A new instrument was subsequently recognised and measured at a fair value of Stg£ 0.3 million (note 7).

Notes to the financial statements

41 Share capital

	Authorised		Issued

	2013 m	2012 m	2013 m	2012 m

Ordinary share capital
Ordinary shares of € 0.01 each	702,000.0	702,000.0	521,296.8	517,152.8
Preference share capital
2009 Non cumulative preference shares of € 0.01 each	3,500.0	3,500.0	3,500.0	3,500.0
Deferred share capital
Deferred shares of € 0.01 each	403,775.2	403,775.2	–	–

Ordinary share capital/share premium

2013

On 13 May 2013, arising from the non-payment of dividend amounting to € 280 million on the 2009 Preference Shares, the National Pensions Reserve Fund Commission (“NPRFC”) became entitled to bonus shares in lieu and the Company issued 4,144,055,254 ordinary shares of € 0.01 each by way of a bonus issue to the NPRFC. This number of shares is equal to the aggregate cash amount of the annual dividend of € 280 million on the NPRFC’s holding of € 3.5 billion 2009 Non Cumulative Preference Shares, divided by the average price per share in the 30 trading days prior to 13 May 2013. In accordance with the Company’s Articles of Association, an amount of € 42 million, equal to the nominal value of shares issued, was transferred from share premium to ordinary shares.

2012

(i)	On 1 May 2012, the Irish High Court confirmed an application by AIB for a reduction of the share premium account by € 2,000 million in addition to a reduction of € 3,958 million of its capital redemption reserves (note 43). This resulted in a transfer from these reserve accounts to revenue reserves.
(ii)	On 14 May 2012, arising from the non-payment of dividend amounting to € 280 million on the 2009 Preference Shares, the National Pensions Reserve Fund Commission (“NPRFC”) became entitled to bonus shares in lieu and the Company issued 3,623,969,972 new ordinary shares of € 0.01 each by way of a bonus issue to the NPRFC in settlement of the dividend. In accordance with the Company’s Articles of Association, an amount of € 36 million, equal to the nominal value of the shares issued, was transferred from share premium to ordinary share capital.

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

The 2009 Preference Shares carry a fixed non cumulative dividend at a rate of 8% per annum, payable annually in arrears at the discretion of AIB. If a cash dividend is not paid, AIB must issue bonus ordinary shares to the holders of the 2009 Preference Shares by capitalising its reserves. The issue of bonus shares can be deferred by AIB, but the holders of 2009 Preference Shares will acquire voting rights at general meetings of AIB equivalent to the voting rights that would have attached to the bonus shares if they had been issued. The dividend may not be deferred beyond the date on which AIB (a) pays a cash dividend on the 2009 Preference Shares or on the ordinary shares; or (b) redeems or purchases any of the 2009 Preference Shares, or ordinary shares. Arising from this provision, AIB issued ordinary shares in lieu of dividend due to the NPRFC in 2010, in 2011, in 2012 and on 13 May 2013. In accordance with the Company’s Articles of Association, an amount of € 42 million (2012: € 36 million), equal to the nominal value of the shares issued, was transferred from the share premium to the ordinary share capital account (see below).

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

41 Share capital (continued)

Preference share capital - 2009 Preference Shares

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

The following tables show the movements in share capital in the statement of financial position during the year:

Issued share capital	2013 € m	2012 € m

At 1 January	5,206	5,170
Ordinary shares in lieu of dividend on 2009 Preference Shares	42	36

At 31 December	5,248	5,206

Of which:
Ordinary shares	5,213	5,171
2009 Preference shares	35	35

	5,248	5,206

Share premium	2013 € m	2012 € m

At 1 January	2,890	4,926
Transfer to ordinary share capital in respect of ordinary shares issued in lieu of dividend on 2009 Preference Shares	(42)	(36)
Reduction and transfer to revenue reserves	–	(2,000)

At 31 December	2,848	2,890

Structure of the Company’s share capital as at 31 December 2013	Authorised share capital %	Issued share capital %

Class of share
Ordinary share capital	63.3	99.3
2009 Preference Shares	0.3	0.7
Deferred shares	36.4	–

The following table shows the Group’s capital resources at 31 December 2013 and 31 December 2012:
Capital resources	2013 € m	Restated* 2012 € m

Shareholders’ equity	10,494	11,355
Contingent capital notes (note 40)	1,316	1,237
Dated capital notes (note 40)	36	34

Total capital resources	11,846	12,626

*Restated due to change in accounting policy for employee benefits (note 60).

Notes to the financial statements

42 Own shares

The details of ordinary shares previously purchased under shareholder authority and held as Treasury Shares are as follows:

Treasury shares	2013	2012

At 31 December	35,680,114	35,680,114

Since 2008, the company has not reissued any ordinary shares from its pool of Treasury Shares.

Employee share schemes and trusts

The Group sponsors a number of employee share plans whereby purchases of shares are made in the open market to satisfy commitments under the schemes.

At 31 December 2013, 1.5 million shares (2012: 1.5 million) were held by trustees with a book value of € 23 million (2012: € 23 million), and a market value of € 0.1 million (2012: € 0.1 million). The book value is deducted from revenue reserves while the shares continue to be held by the Group.

The Group sponsors SAYE schemes for eligible employees in the UK, the Isle of Man and Channel Islands. The trustees of the schemes have borrowed funds from Group companies, interest free, to enable them to purchase Allied Irish Banks, p.l.c. ordinary shares in the open market. These shares are used to satisfy commitments arising under the schemes. The cost of providing these shares is charged to the income statement on a systematic basis over the period that the employees are expected to benefit. At 31 December 2013, 1.5 million shares (2012: 1.5 million) were held by the trustees with a book value of € 22.4 million (2012: € 22.9 million) and a market value of € 0.1 million (2012: € 0.1 million). The book value is deducted from revenue reserves.

In 2001, the AIB Group Employee Share Trust was established to satisfy commitments arising under the AIB Group Long-Term Incentive Plan (“LTIP”). Funds were provided to the trustees to enable them to purchase Allied Irish Banks, p.l.c. ordinary shares in the open market. The trustees have waived their entitlement to dividends. At 31 December 2013, 0.01 million shares (2012: 0.01 million shares) were held by the trustees with a book value of € 0.1 million (2012: € 0.1 million) and a market value of € 0.001 million (2012: € 0.001 million).

43 Capital reserves and capital redemption reserves

	2013			2012

	Capital contribution reserves	Other capital reserves	Total	Capital contribution reserves	Other capital reserves	Total
Capital reserves	€ m	€ m	€ m	€ m	€ m	€ m

At 1 January	2,385	253	2,638	2,632	253	2,885
Transfer to revenue reserves:
Anglo business transfer	(140)	–	(140)	(187)	–	(187)
CCNs issuance (note 40)	(79)	–	(79)	(60)	–	(60)
	(219)	–	(219)	(247)	–	(247)
Other movement(1)	178	–	178	–	–	–

At 31 December	2,344	253	2,597	2,385	253	2,638

(1)The capital contribution recognised at a Group level with regard to the EBS acquisition on 1 July 2011 amounted to € 777 million. This reflected, in part, negative available for sale securities reserves and cash flow hedge reserves of € 178 million at the date of acquisition. Given that the underlying portfolio has since largely matured or has been sold at fair value to Allied Irish Banks p.l.c., a transfer of € 178 million, being the original negative reserves, has taken place at Group level from capital contribution reserves to available for sale securities reserves/cash flow hedging reserves.

The capital contribution reserves which arose from the acquisition of Anglo deposit business and EBS and the issue of the CCNs were non-distributable on initial recognition but may become distributable as outlined in accounting policy number 28 in the Annual Financial Report 2013. The transfers to revenue reserves relate to the capital contributions being deemed distributable.

Capital redemption reserves

On 26 July 2011, the ordinary shares of Allied Irish Banks, p.l.c. were renominalised which resulted in the creation of ordinary shares of € 0.01 each, totalling € 127 million and deferred shares of € 0.01 each, totalling € 3,958 million. The deferred shares were acquired by AIB for Nil consideration and immediately cancelled which resulted in € 3,958 million transferring from share capital to capital redemption reserves (note 41).

On 1 May 2012, the Irish High Court confirmed an application by AIB for a reduction of its capital redemption reserve fund, accordingly, € 3,958 million was transferred to revenue reserves from this account.

44 Contributions from the Minister for Finance and the NPRFC

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

Notes to the financial statements

45 Offsetting financial assets and financial liabilities

The disclosures set out in the tables below include financial assets and financial liabilities that:

–	are offset in the Group’s statement of financial position; or
–	are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, irrespective of whether they are offset in the statement of financial position.

The similar agreements include derivative clearing agreements, global master repurchase agreements and global master securities lending agreements. Similar financial instruments include derivatives, sales and repurchase agreements, reverse sale and repurchase agreements, and securities borrowing and lending agreements. Financial instruments such as loans and receivables and customer accounts are not included in the tables below unless they are offset in the statement of financial position.

The Group has a number of ISDA Master Agreements (netting agreements) in place which allow it to net the termination values of derivative contracts upon the occurrence of an event of default with respect to its counterparties. The enforcement of netting agreements would potentially reduce the statement of financial position carrying amount of derivative assets and liabilities by € 957 million (2012: € 1,539 million).

The Group’s sale and repurchase and reverse sale and repurchase transactions and securities borrowing and lending are covered by netting agreements with terms similar to those of ISDA Master Agreements. Additionally, the Group has agreements in place which may allow it to net the termination values of cross currency swaps upon the occurrence of an event of default.

The ISDA Master Agreements and similar master netting arrangements do not meet the criteria for offsetting in the statement of financial position as they create a right of set-off of recognised amounts that become enforceable only following an event of default, insolvency or bankruptcy of the Group or the counterparties. In addition, the Group and its counterparties do not intend to settle on a net basis or to realise the assets and settle the liabilities simultaneously.

The Group provides and accepts collateral in the form of cash and marketable securities in respect of the following transactions:

–	derivatives
–	sale and repurchase agreements
–	reverse sale and repurchase agreements
–	securities lending and borrowing

Collateral is subject to the standard industry terms of Credit Support Annexes (‘CSAs’), which enable the Group to pledge or sell securities received during the term of the transaction. The collateral must be returned on the maturity of the transaction. The terms also give each counterparty the right to terminate the related transactions where the counterparty fails to post collateral. The Credit Support Annexes (“CSAs”) in place provide collateral for derivative contracts. At 31 December 2013, € 820 million (2012: € 1,260 million) of CSAs are included within financial assets and € 188 million (2012: € 361 million) of CSAs are included within financial liabilities.

Additionally, the Group has agreements in place which may allow it to net the termination values of cross currency swaps upon the occurrence of an event of default.

45 Offsetting financial assets and financial liabilities (continued)

The disclosures set out in the tables below include financial assets and financial liabilities that:

–	are offset in AIB Group’s statement of financial position; or
–	are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, irrespective of whether they are offset in the statement of financial position.

The following tables show financial assets and financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements at 31 December 2013:

2013

			Gross	Net	Related amounts not
			amounts of	amounts of	offset in the statement
			recognised	financial	of financial position
			financial	assets		Financial
		Gross	liabilities	presented		collateral
		amounts of	offset in the	in the		(including
		recognised	statement	statement		cash
		financial	of financial	of financial	Financial	collateral )	Net
		assets	position	position	instruments	received	amount
Financial assets	Note	€ m	€ m	€ m	€ m	€ m	€ m

Derivative financial instruments	23	1,177	–	1,177	(957)	(188)	32
Loans and receivables to banks – Reverse repurchase agreements	24	16	–	16	(16)	–	–

Total		1,193	–	1,193	(973)	(188)	32

2013

			Gross	Net	Related amounts not
			amounts of	amounts of	offset in the statement
			recognised	financial	of financial position
			financial	liabilities		Financial
		Gross	assets	presented		collateral
		amounts of	offset in the	in the		(including
		recognised	statement	statement		cash
		financial	of financial	of financial	Financial	collateral )	Net
		liabilities	position	position	instruments	received	amount
Financial liabilities	Note	€ m	€ m	€ m	€ m	€ m	€ m

Deposits by central banks and banks – Securities sold under agreements to repurchase	35	21,861	–	21,861	(22,782)	8	(913)
Customer accounts – Securities sold under agreements to repurchase	36	5,783	–	5,783	(6,098)	(1)	(316)
Derivative financial instruments	23	1,819	–	1,819	(957)	(820)	42

Total		29,463	–	29,463	(29,837)	(813)	(1,187)

Notes to the financial statements

45 Offsetting financial assets and financial liabilities (continued)

The following tables show financial assets and financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements at 31 December 2012:

2012

			Gross	Net	Related amounts not
			amounts of	amounts of	offset in the statement
			recognised	financial	of financial position
			financial	assets		Financial
		Gross	liabilities	presented		collateral
		amounts of	offset in the	in the		(including
		recognised	statement	statement		cash
		financial	of financial	of financial	Financial	collateral )	Net
		assets	position	position	instruments	received	amount
Financial assets	Note	€ m	€ m	€ m	€ m	€ m	€ m

Derivative financial instruments	23	2,105	–	2,105	(1,539)	(361)	205
Loans and receivables to banks – Reverse repurchase agreements	24	61	–	61	(61)	–	–

Total		2,166	–	2,166	(1,600)	(361)	205

2012

			Gross	Net	Related amounts not
			amounts of	amounts of	offset in the statement
			recognised	financial	of financial position
			financial	liabilities		Financial
		Gross	assets	presented		collateral
		amounts of	offset in the	in the		(including
		recognised	statement	statement		cash
		financial	of financial	of financial	Financial	collateral )	Net
		liabilities	position	position	instruments	received	amount
Financial liabilities	Note	€ m	€ m	€ m	€ m	€ m	€ m

Deposits by central banks and banks – Securities sold under agreements to repurchase	35	27,856	–	27,856	(30,087)	33	(2,198)
Customer accounts – Securities sold under agreements to repurchase	36	94	–	94	(105)	–	(11)
Derivative financial instruments	23	2,973	–	2,973	(1,539)	(1,260)	174

Total		30,923	–	30,923	(31,731)	(1,227)	(2,035)

The gross amounts of financial assets and financial liabilities and their net amounts as presented in the statement of financial position that are disclosed in the above tables are measured on the following bases:

–	derivative assets and liabilities – fair value;
–	loans and receivables to banks – amortised cost;
–	deposits by central banks and banks – amortised cost; and
–	customer accounts – amortised cost

The amounts in the above tables that are offset in the statement of financial position are measured on the same basis.

45 Offsetting financial assets and financial liabilities (continued)

The following tables reconcile the ‘Net amounts of financial assets and financial liabilities presented in the statement of financial position’, as set out in the previous pages, to the line items presented in the statement of financial position at 31 December 2013 and 31 December 2012:

				2013

Financial assets	Net amounts of financial assets presented in the statement of financial position € m	Line item in statement of financial position	Carrying amount in statement of financial position € m	Financial assets not in scope of offsetting disclosures € m

Derivative financial instruments	1,177	Derivative financial instruments	1,629	452
Loans and receivables to banks – Reverse repurchase agreements	16	Loans and receivables to banks	2,048	2,032

				2013

Financial liabilities	Net amounts of financial liabilities presented in the statement of financial position € m	Line item in statement of financial position	Carrying amount in statement of financial position € m	Financial liabilities not in scope of offsetting disclosures € m

Deposits by central banks and banks – Securities sold under agreements to repurchase	21,861	Deposits by central banks and banks	23,121	1,260
Customer accounts – Securities sold under agreements to repurchase	5,783	Customer accounts	65,667	59,884
Derivative financial instruments	1,819	Derivative financial instruments	1,960	141

				2012

Financial assets	Net amounts of financial assets presented in the statement of financial position € m	Line item in statement of financial position	Carrying amount in statement of financial position € m	Financial assets not in scope of offsetting disclosures € m

Derivative financial instruments	2,105	Derivative financial instruments	2,835	730
Loans and receivables to banks – Reverse repurchase agreements	61	Loans and receivables to banks	2,914	2,853

				2012

Financial liabilities	Net amounts of financial liabilities presented in the statement of financial position € m	Line item in statement of financial position	Carrying amount in statement of financial position € m	Financial liabilities not in scope of offsetting disclosures € m

Deposits by central banks and banks – Securities sold under agreements to repurchase	27,856	Deposits by central banks and banks	28,442	586
Customer accounts – Securities sold under agreements to repurchase	94	Customer accounts	63,610	63,516
Derivative financial instruments	2,973	Derivative financial instruments	3,256	283

Notes to the financial statements

46 Memorandum items: contingent liabilities and commitments, and contingent assets

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

The following tables give the nominal or contract amounts of contingent liabilities and commitments:

	Contract amount

	2013 € m	2012 € m

Contingent liabilities(1) – credit related
Guarantees and assets pledged as collateral security:
Guarantees and irrevocable letters of credit	796	980
Other contingent liabilities	557	581
	1,353	1,561

Commitments(2)
Documentary credits and short-term trade-related transactions	17	27
Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year(3)	6,552	6,977
1 year and over(4)	1,667	1,970
	8,236	8,974

	9,589	10,535

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

(3)An original maturity of up to and including 1 year or which may be cancelled at any time without notice.

(4)With an original maturity of more than 1 year.

	Contingent liabilities		Commitments

	2013 € m	2012 € m	2013 € m	2012 € m

Concentration of exposure
Republic of Ireland	745	822	7,164	7,784
United Kingdom	429	492	1,045	1,149
United States of America	179	247	27	41

Total	1,353	1,561	8,236	8,974

46 Memorandum items: contingent liabilities and commitments, and contingent assets (continued)

The credit ratings of contingent liabilities and commitments as at 31 December 2013 and 2012 are set out in the following table. Details of the Group’s rating profiles are set out in the ‘Risk management’ section of this report.

	2013	2012
	€ m	€ m

Good upper	2,491	3,681
Good lower	3,937	2,895
Watch	381	556
Vulnerable	255	182
Impaired	669	1,138
Unrated	1,856	2,083

Total	9,589	10,535

Legal proceedings

AIB Group in the course of its business is frequently involved in litigation cases. However, it is not, nor has been involved in, nor are there, so far as the Company is aware, pending or threatened by or against AIB Group any legal or arbitration proceedings, including governmental proceedings, which may have, or have had during the previous twelve months, a material effect on the financial position, profitability or cashflows of AIB Group.

Contingent liability/contingent asset - NAMA

(a)	Transfers of financial assets to NAMA are complete. However, NAMA continues to finalise certain value to transfer adjustments and the final consideration payable on tranches which have already transferred. Accordingly, the Group has maintained a provision for the amount of the expected outflow in respect of various adjustments. If the actual amounts provided prove to be lower or higher than the provision, an inflow or outflow of economic benefits may result to the Group (note 49).
(b)	The Group has provided NAMA with a series of indemnities relating to transferred assets. Any indemnity payment would result in an outflow of economic benefit for the Group.
(c)	On dissolution or restructuring of NAMA, the Minister may require that a report and accounts be prepared. If NAMA shows that an aggregate loss has been incurred since its establishment which is unlikely to be made good, the Minister may impose a surcharge on the participating institution. This will involve apportioning the loss on the participating institution, subject to certain restrictions, on the basis of the book value of the assets acquired from that institution in relation to the total book value of assets acquired from all participating institutions.

Participation in TARGET 2 - Ireland

AIB migrated to the TARGET 2 system during 2008. TARGET 2, being the wholesale payment infrastructure for credit institutions across Europe, is a real time gross settlement system for large volume interbank payments in euro. The following disclosures relate to the charges arising as a result of the migration to TARGET 2:

By Deeds of Charge made on 15 February 2008, AIB created first floating charges in favour of the Central Bank of Ireland (‘Central Bank’) over all of AIB’s right, title, interest and benefit, present and future, in and to:

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

Notes to the financial statements

47 Off-balance sheet arrangements

Under IFRS, transactions and events are accounted for and presented in accordance with their substance and economic reality and not merely their legal form. As a result, the substance of transactions with a special purpose entity (“SPE”) forms the basis for their treatment in the Group’s financial statements. An SPE is consolidated in the financial statements when the substance of the relationship between the Group and the SPE indicates that the SPE is controlled by the entity and meets the criteria set out in IFRS 10 Consolidated Financial Statements. The primary form of SPE utilised by the Group are securitisations and employee compensation trusts.

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

AIB has primarily been an investor in securitisations issued by other credit institutions. The most significant investment in securitisations has been through Treasury’s purchases of senior tranches of predominantly AAA-rated Covered Bond holdings. This portfolio is held as part of Treasury’s primary interest rate and liquidity management objective, subject to qualifying criteria, including loan-to-value (“LTV”), seasoning, location and quality of originator.

At 31 December 2013, the Group also has a small residual portfolio of investments in securitisations which are classified as non-core. The portfolio consists of both cash and synthetic structures across a variety of asset classes, including Residential Mortgage Backed Securities (“RMBS”), Commercial Mortgage Backed Securities (“CMBS”) and CDOs.

AIB controls certain special purpose vehicles which were set-up to support the funding activities of the Group. Details of these special purpose vehicles are set out in note 49 ‘Transfer of financial assets’ under the heading ‘Securitisations’. AIB also controls two special purpose vehicles set up in relation to the funding of the Group Pension Schemes which are also detailed in note 12.

Stock borrowing and lending securities borrowed are not recognised in the financial statements, unless these are sold to third parties, at which point the obligation to repurchase the securities is recorded as a trading liability at fair value and any subsequent gain or loss included in trading income.

Employee compensation trusts

AIB and some of its subsidiary companies use trust structures to benefit employees and to facilitate the ownership of the Group’s equity by employees. The Group consolidates these trust structures where the risks and rewards of the underlying shares have not been transferred to the employees. Details of these schemes are provided in note 11 ‘Share-based compensation schemes’ to the consolidated financial statements.

Notes to the financial statements

48 Subsidiaries and consolidated structured entities

Subsidiaries

The following are the material companies of AIB Group at 31 December 2013 and 31 December 2012:

Name of subsidiary	Principal activity	Place of incorporation	Proportion of ownership		Minimum capital requirements
			interest and voting power held by the Group
			31 December			31 December
			2013	2012		2013	2012
Allied Irish Banks, p.l.c.	The parent company of the majority of the subsidiaries within the Group. Its activities include banking and financial services – a licensed bank	Republic of Ireland	100%	100%	Tier 1 Total Capital	4% 8%	4% 8%
AIB Mortgage Bank	Issue of mortgage covered securities – a licensed bank	Republic of Ireland	100%	100%	Tier 1 Total Capital	4% 8%	4% 8%
EBS Limited	Mortgages and savings – a licensed bank	Republic of Ireland	100%	100%	Tier 1 Total Capital	4% 8%	4% 8%
AIB Group (UK) p.l.c. trading as Allied Irish Bank (GB) in Great Britain and First Trust Bank in Northern Ireland	Banking and financial services – a licensed bank	Northern Ireland	100%	100%	Tier 1 Total Capital(1)	4% 8%	4% 8%

(1)Additional capital requirements are imposed by the Prudential Regulation Authority in excess of the 8% minimum total capital requirement.

In addition, as outlined below, AIB acquired a 100% interest in Ark Life Assurance Company Limited (“Ark Life”) following the disposal in March 2013 of its 24.99% interest in Aviva Life Holdings Ireland Limited (note 31). Ark Life is accounted for as a discontinued operation as it was acquired exclusively with a view to its subsequent disposal (note 21).

All subsidiaries of AIB are wholly owned and there are no non-controlling interests in these subsidiaries. Practically all subsidiaries of AIB Group are involved in the provision of financial services or ancillary services.

Significant restrictions

Each of the subsidiaries listed above which is a licensed bank is required by their respective financial regulator to maintain capital ratios above a certain minimum level as detailed. These minimum ratios restrict the payment of dividend by the subsidiary and, where the ratios fall below the minimum requirement, will require the parent company to inject capital to make up the shortfall.

Guarantees

Allied Irish Banks, p.l.c. (the parent company) has guaranteed a number of its subsidiary companies. These companies are listed in note L to the parent company’s financial statements.

Notes to the financial statements

48 Subsidiaries and consolidated structured entities (continued)

Consolidated structured entities

The Group has acted as sponsor and invested in a number of special purpose vehicles in order to generate funding for the Group’s lending activities (with the exception of AIB PFP Scottish Limited Partnership). The Group considers itself a sponsor of a structured entity when it facilitates the establishment of the structured entity.

The following special purpose vehicles are consolidated by the Group:

–	Emerald Mortgages No. 4 Public Limited Company;

–	Emerald Mortgages No. 5 Limited;

–	Mespil 1 RMBS Limited;

–	Tenterden Funding p.l.c.;

–	Goldcrest Funding No. 1 Limited ; and

–	AIB PFP Scottish Limited Partnership.

Further details on these special purpose vehicles are set out in note 49.

There are no contractual arrangements that could require Allied Irish Banks, p.l.c. or its subsidiaries to provide financial support to the consolidated structured entities listed above. During the year, neither Allied Irish Banks, p.l.c. nor any of its subsidiaries provided financial support to a consolidated structured entity and there is no current intention to provide financial support.

The Group has no interest in unconsolidated structured entities.

Acquisition of Ark Life Assurance Company Limited

Arising from the exercise in January 2012 of put options held by AIB and Aviva and the subsequent negotiations between the parties for the disposal of ALH and the acquisition of Ark Life Assurance Company Limited (‘Ark Life’) (note 31), AIB acquired a 100% interest in Ark Life for a consideration of € 325 million. The put option which required AIB to acquire Ark Life had a negative valuation of € 23 million at the date of acquisition.

The investment in Ark Life was initially measured at a fair value less costs to sell of € 302 million being a market related valuation of Ark Life, primarily taking account of Ark Life’s market consistent embedded value (“MCEV”) of € 447 million. The fair value of the liabilities acquired amounted to € 3.8 billion, while the fair value of the assets acquired amounted to € 4.1 billion. Acquisition related costs for Ark Life amounted to € 3 million and are included in ‘Administrative expenses’ (note 10).

Since Ark Life was acquired exclusively with a view to its subsequent disposal, it was classified on acquisition date as a discontinued operation in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. Management’s plans to dispose of Ark Life are well advanced and a sale is expected to complete in early 2014.

The investment is accounted for in accordance with the accounting policy set out on pages 226 and 227. Accordingly, the disposal group is reported at the lower of its carrying amount and fair value less costs to sell at each reporting date. The fair value is equal to or greater than the carrying value at 31 December 2013. However, no income has been recognised in the period in accordance with the accounting policy for a subsidiary acquired exclusively for resale.

Further details on AIB’s principal subsidiaries are set out in note L to the parent company’s financial statements.

49 Transfer of financial assets

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

(i)  Transferred financial assets not derecognised in their entirety

Sale and repurchase agreements

Sale and repurchase agreements are transactions in which the Group sells a financial asset to another party, with an obligation to repurchase it at a fixed price on a certain later date. The Group continues to recognise the financial assets in full in the statement of financial position as it retains substantially all the risks and rewards of ownership. The Group’s sale and repurchase agreements are both with central banks, banks and customers. The obligation to pay the repurchase price is recognised within ‘Deposits by central banks and banks’ (note 35) and ‘Customer accounts’ (note 36). As the Group sells the contractual rights to the cash flows of the financial assets, it does not have the ability to use or pledge the transferred assets during the term of the sale and repurchase agreement. The Group remains exposed to credit risk and interest rate risk on the financial assets sold. Details of sale and repurchase activity are set out in notes 35 and 36. The obligation arising as a result of sale and repurchase agreements together with the carrying value of the financial assets pledged are set out in the table below.

Issuance of covered bonds

Covered bonds, which the Group issues, are debt securities backed by cash flows from mortgages for the purpose of financing loans secured on residential property through its wholly owned subsidiaries, AIB Mortgage Bank and EBS Mortgage Finance. The Group retains all the risks and rewards of these mortgage loans and therefore, the loans continue to be recognised on the Group’s statement of financial position with the related covered bonds included within ‘Debt securities in issue’ (note 37). The Group remains exposed to credit risk and interest rate risk on the financial assets sold. As the Group sells the contractual rights to the cash flows of the financial assets it does not have the ability to use the transferred assets during the term of the arrangement. However, of the total debt securities issued amounting to € 10.8 billion, internal Group companies hold € 7.6 billion which are eliminated on consolidation. These internally issued bonds are used by AIB Group as part of sale and repurchase agreements with the Central Bank of Ireland as outlined above.

Securitisations

Securitisations are transactions in which the Group sells loans and receivables to customers (mainly mortgages and credit card receivables), to special purpose entities (“SPEs”), which, in turn, issue notes or deposits to external investors. The notes or deposits issued by the SPEs are on terms which result in the Group retaining the majority of ownership risks and rewards and therefore, the loans continue to be recognised on the Group’s statement of financial position. The Group remains exposed to credit risk, interest rate risk and foreign exchange risk on the loans sold. The liability in respect of the cash received from the external investors is included within ‘Debt securities in issue’ (note 37) or in ‘Deposits by central banks and banks’ (note 35). Under the terms of the securitisations, the rights of the investors are limited to the assets in the securitised portfolios and any related income generated by the portfolios, without recourse to the Group. The Group does not have the ability to use the assets transferred as part of securitisation transactions during the term of the arrangement.

In 2012, the Group securitised € 533 million of its residential mortgage portfolio held in the AIB UK segment. These mortgages were transferred to a securitisation vehicle, Tenterden Funding p.l.c. (‘Tenterden’). In order to fund the acquired mortgages, Tenterden issued class A notes to external investors and class B notes to an AIB subsidiary. The transferred mortgages have not been derecognised as the Group retains substantially all the risks and rewards of ownership and continue to be reported in the Group’s statement of financial position. Tenterden is consolidated into the Group’s financial statements with the class B notes being eliminated on consolidation. The liability in respect of cash received by Tenterden from the external investors is included within ‘Debt securities in issue’ (note 37) on the statement of financial position. At 31 December 2013, the carrying amount of the assets which the Group continues to recognise is € 380 million (2012: € 467 million) and the carrying amount of the associated liabilities is € 237 million (2012: € 316 million).

Notes to the financial statements

49 Transfer of financial assets (continued)

In 2013, the Group securitised € 675 million of its credit card receivables held in the Domestic Core Bank segment. These credit card receivables were transferred to a securitisation vehicle, Goldcrest Funding No.1 Limited (‘Goldcrest’). In order to fund the acquired receivables, Goldcrest received senior loan facility proceeds from external investors secured on these and future credit card receivables and junior loan facility proceeds from AIB p.l.c. The transferred receivables have not been derecognised as the Group retains substantially all the risks and rewards of ownership and the credit card receivables continue to be reported in the Group’s statement of financial position. Goldcrest is consolidated into the Group’s financial statements with the junior loan facility being eliminated on consolidation. The liability in respect of cash received by Goldcrest from external investors is included within ‘Deposits by central banks and banks’ (note 35) on the statement of financial position.

Arising from the acquisition of EBS on 1 July 2011, the Group controls three special purpose entities which had previously been set up by EBS: Emerald Mortgages No. 4 Public Limited Company; Emerald Mortgages No. 5 Limited; and Mespil 1 RMBS Limited.

Emerald Mortgages No. 4 Public Limited Company

The total carrying value of the original residential mortgages transferred by EBS Limited to Emerald Mortgages No. 4 Public Limited Company (‘Emerald 4’) as part of the securitisation amounts to € 1,500 million. The amount of transferred secured loans that the Group has recognised at 31 December 2013 is € 823 million (2012: € 868 million). The carrying amount of the bonds issued by Emerald 4 to third party investors amounts to € 815 million (2012: € 846 million) and is included within ‘Debt securities in issue’ (note 37).

Emerald Mortgages No. 5 Limited

The total carrying amount of original residential mortgages transferred by EBS Limited to Emerald Mortgages No.5 Limited (‘Emerald 5’) as part of the securitisation amounted to € 2,500 million. The amount of transferred secured loans that the Group has recognised at 31 December 2013 is € 1,708 million (2012: € 1,716 million). Bonds were issued by Emerald 5 to EBS but these are not shown in the Group’s financial statements, as these bonds are eliminated on consolidation.

Mespil 1 RMBS Limited

The total carrying amount of secured loans that the Group has recognised as at 31 December 2013 is € 903 million (2012: € 955 million) in relation to the transfers from EBS Limited and Haven Mortgages Limited to Mespil 1 RMBS Limited. The bonds issued by Mespil 1 RMBS Limited to EBS are not shown in the Group’s financial statements, as these bonds are eliminated on consolidation.

49 Transfer of financial assets (continued)

The following table summarises at the 31 December 2013 and 31 December 2012, the carrying value and fair value of financial assets which did not qualify for derecognition together with their associated financial liabilities:

									2013

	Carrying amount of transferred assets		Carrying amount of associated liabilities held by third parties		Carrying amount of associated liabilities held by Group companies	Fair value of transferred assets	Fair value of associated liabilities held by third parties	Fair value of associated liabilities held by Group companies	Net fair value position
	€ m		€ m		€ m	€ m	€ m	€ m	€ m

Sale and repurchase agreements	30,698	(1)	27,644	(2)	–	30,833	27,644	–	3,189
Covered bond programmes Residential mortgage backed	6,478		3,315		–	5,551	3,537	–	2,014
Securitisations	1,886		1,557		321	1,801	1,394	321	86

									2012

	Carrying amount of transferred assets		Carrying amount of associated liabilities held by third parties		Carrying amount of associated liabilities held by Group companies	Fair value of transferred assets	Fair value of associated liabilities held by third parties	Fair value of associated liabilities held by Group companies	Net fair value position
	€ m		€ m		€ m	€ m	€ m	€ m	€ m

Sale and repurchase agreements	32,120	(1)	27,950	(2)	–	32,166	27,950	–	4,216
Covered bond programmes Residential mortgage backed	5,584		3,315		–	4,635	3,434	–	1,201
Securitisations	1,335		1,162		151	1,206	709	151	346

(1)Includes NAMA senior bonds.

(2)See notes 35 and 36.

AIB Group (UK) p.l.c. Pension Scheme interest in the AIB PFP Scottish Limited Partnership

In December 2013, the Group agreed with the Trustee of the AIB UK Defined Benefit Pension Scheme (“the UK scheme”) a restructure of the funding of the deficit in the UK scheme. The future funding period has been extended from 8 to 16 years, commencing in 2016 with the implementation of an asset backed funding arrangement.

The Group established a pension funding partnership, AIB PFP Scottish Limited Partnership (“SLP”) under which a portfolio of loans were transferred to the SLP from another Group entity, AIB UK Loan Management Limited (“UKLM”) for the purpose of ring-fencing the repayments on these loans to fund future deficit payments of the UK scheme.

Assets ring fenced for this purpose entitles the UK Defined Benefit Pension Scheme to expected annual payments of Stg£ 22.4 million (range of Stg£ 15 million to Stg£ 35 million) from 2016 until 2033, with a potential termination payment in 2032 of up to Stg£ 60 million.

The general partner in the partnership, AIB PFP (General Partner) Limited, which is an indirect subsidiary of Allied Irish Banks p.l.c. has controlling power over the partnership. In addition, the majority of the risks and rewards will be borne by AIB Group as the pension scheme has a priority right to the cash flows from the partnership, such that the variability in recoveries is expected to be borne by AIB Group through UKLM’s junior partnership interest. As UKLM continues to bear substantially all the risks and rewards of the loans, the loans are not derecognised from UKLM’s balance sheet and accordingly, the Group has determined that the SLP should be consolidated into AIB Group.

Notes to the financial statements

49 Transfer of financial assets (continued)

(ii)  Transferred financial assets derecognised in their entirety but the Group retains some continuing involvement

AIB has a continuing involvement in transferred financial assets where it retains any of the risks and rewards of ownership of the transferred financial assets. Set out below are transactions in which AIB has a continuing involvement in assets transferred.

Pension scheme

On 31 July 2012, AIB entered into a Contribution Deed with the Trustee of the AIB Group Irish Pension Scheme (‘the Irish scheme’), whereby it agreed to make contributions to the scheme to enable the Trustee ensure that the regulatory Minimum Funding Standard position of non-pensioner members of the pension scheme was not affected by the agreed early retirement scheme. These contributions amounting to € 594 million were settled through the transfer to the Irish scheme of interests in a Special Purpose Vehicle (“SPV”) owning loans and receivables previously transferred at fair value from the Group. The loans and receivables were derecognised in the Group’s financial statements as all of the risks and rewards of ownership had transferred.

A subsidiary company of the Group was appointed as a service provider for the loans and receivables transferred. Under the servicing agreement, the Group subsidiary company collects the cash flows on the transferred loans and receivables on behalf of the pension scheme in return for a fee. The fee is based on an annual rate of 0.125% of the principal balance outstanding of all transferred loans and receivables on the last day of each calendar month. The Group has not recognised a servicing asset/liability in relation to this servicing arrangement, as the fee is considered to be a market rate. Under the servicing agreement, the Irish scheme has the right to replace the Group subsidiary company as the service provider with an external third party. In 2013, the Group recognised € 1.5 million (cumulative € 2 million) (2012: € 0.5 million (cumulative € 0.5 million)) in the income statement for the servicing of the loans and receivables transferred.

NAMA

During 2010 and 2011, AIB transferred financial assets with a net carrying value of € 15,428 million to NAMA. All assets transferred were derecognised in entirety.

As part of this transaction, the Group has provided NAMA with a series of indemnities relating to the transferred assets. Also, on the dissolution or restructuring of NAMA, the Irish Minister for Finance (‘the Minister’) may require a report and accounts to be prepared. If NAMA reports an aggregate loss since its establishment and this is unlikely to be made good, the Minister may impose a surcharge on the participating institution. This will involve apportioning the loss on the participating institution, subject to certain restrictions, on the basis of the book value of the assets transferred by the institution in relation to the total book value of assets transferred by all participating institutions. At this stage, it is not possible to quantify the maximum exposure to loss which may arise on the dissolution or restructuring of NAMA.

In addition, the Group has been appointed by NAMA as a service provider for the loans and receivables transferred, for which it receives a fee. The fee is based on the lower of actual costs incurred or 0.1% of the value of the financial assets transferred. The Group has not recognised a servicing asset/liability in relation to this servicing arrangement. In 2013, the Group recognised € 16 million (cumulative € 53 million) (2012: € 16 million (cumulative € 37 million)) in the income statement for the servicing of financial assets transferred to NAMA.

50 Fair value of financial instruments

The term ‘financial instruments’ includes both financial assets and financial liabilities. The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal, or in its absence, the most advantageous market to which the Group has access at that date. The Group’s accounting policy for the determination of fair value of financial instruments is set out in accounting policy number 16. This accounting policy has changed with effect from 1 January 2013 to reflect the requirements of IFRS 13 Fair Value Measurement.

Readers of these financial statements are advised to use caution when using the data in the following table to evaluate the Group’s financial position or to make comparisons with other institutions. Fair value information is not provided for items that do not meet the definition of a financial instrument. These items include intangible assets such as the value of the branch network and the long-term relationships with depositors, premises and equipment and shareholders’ equity. These items are material and accordingly, the fair value information presented does not purport to represent, nor should it be construed to represent, the underlying value of the Group as a going concern at 31 December 2013.

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

Fair values are based on observable market prices where available, and on valuation models or techniques where the lack of market liquidity means that observable prices are unavailable. The fair values of financial instruments are measured according to the following fair value hierarchy:

Level 1 – financial assets and liabilities measured using quoted market prices from an active market (unadjusted).

Level 2 – financial assets and liabilities measured using valuation techniques which use quoted market prices from an active market or measured using quoted market prices unadjusted from an inactive market.

Level 3 – financial assets and liabilities measured using valuation techniques which use unobservable market data.

All financial instruments are initially recognised at fair value. Financial instruments held for trading and financial instruments in fair value hedge relationships are subsequently measured at fair value through profit or loss. Available for sale securities and cash flow hedge derivatives are subsequently measured at fair value through other comprehensive income.

All valuations are carried out within the Finance function of the Group and valuation methodologies are validated by the independent Risk function within the Group.

The methods used for calculation of fair value in 2013 are as follows:

Financial instruments measured at fair value in the financial statements

Trading portfolio financial instruments

The fair value of trading debt securities, together with quoted equity shares is based on quoted prices or bid/offer quotations sourced from external securities dealers, where these are available on an active market. Where securities and equities are traded on an exchange, the fair value is based on prices from the exchange.

Derivative financial instruments

Where derivatives are traded on an exchange, the fair value is based on prices from the exchange. The fair value of over the counter derivative financial instruments is estimated based on standard market discounting and valuation methodologies which use reliable observable inputs including yield curves and market rates. These methodologies are implemented by the Finance function and validated by the Risk function. Where there is uncertainty around the inputs to a derivatives’ valuation model, the fair value is estimated using inputs which provide the Group’s view of the most likely outcome in a disposal transaction between willing counterparties in a functioning market. Where an unobservable input is material to the outcome of the valuation, a range of potential outcomes from favourable to unfavourable is estimated.

Counterparty credit is an input into the valuation of uncollateralised customer derivatives. Own credit is also an input into the valuation of uncollateralised customer derivatives.

Notes to the financial statements

50 Fair value of financial instruments (continued)

Counterparty credit or credit valuation adjustment (“CVA”)

An adjustment, known as a CVA, is made to the valuation of uncollateralised customer derivatives to reflect the credit worthiness of the counterparty. The CVA applied is based on the estimated replacement cost of the derivative, the estimated probability of default of the counterparty and the estimated loss given default of the counterparty. Where there are no Credit Default Swaps (“CDS”) quoted in the market for the counterparty to the derivative, a CDS index for a similar credit grade and industry is used to estimate the probability of default.

Debit valuation adjustment (“DVA”)

In valuing OTC derivative liabilities, an adjustment, known as a DVA, is made by the Group to the valuation to reflect, within fair value, the entity’s own credit risk. The DVA applied is a similar calculation to the CVA using a BB rated financial CDS index to calculate probability of default. Where the DVA calculation is larger than the CVA calculation for a derivative, the Group has applied a DVA equal to the CVA due to a view that this is the most likely price which would be achieved in the sale or transfer of the derivative.

Financial investments available for sale

The fair value of available for sale debt securities and equities has been estimated based on expected sale proceeds. The expected sale proceeds are based on screen bid prices which have been analysed and compared across multiple sources for reliability. Where screen prices are unavailable, fair values are estimated using valuation techniques using observable market data for similar instruments. Where there is no market data for a directly comparable instrument, management judgement, on an appropriate credit spread to similar or related instruments with market data available, is used within the valuation technique. This is supported by cross referencing other similar or related instruments.

Financial instruments not measured at fair value but with fair value information presented separately in the notes to the financial statements

Disposal groups and non-current assets held for sale

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

Loans and receivables to banks

The fair value of loans and receivables to banks is estimated using discounted cash flows applying either market rates, where practicable, or rates currently offered by other financial institutions for placings with similar characteristics.

Loans and receivables to customers

The Group provides lending facilities of varying rates and maturities to corporate and personal customers. Valuation techniques are used in estimating the fair value of loans, primarily using discounted cash flows and applying market rates where practicable.

In addition to the assumptions set out above under valuation techniques regarding cash flows and discount rates, a key assumption for loans and receivables is that the carrying amount of variable rate loans (excluding mortgage products) approximates to market value where there is no significant credit risk of the borrower. The fair value of variable rate mortgage products including tracker mortgages is calculated by discounting expected cash flows using discount rates that reflect the interest rate risk in the portfolio. For fixed rate loans, the fair value is calculated by discounting expected cash flows using discount rates that reflect the interest rate risk in that portfolio.

For the overall loan portfolio, an adjustment is made for credit risk which at 31 December 2013 took account of the Group’s expectations on credit losses over the life of the loans.

NAMA senior bonds

The Group’s holding of NAMA Senior Bonds is classified as loans and receivables measured at amortised cost. For disclosure purposes, the fair value of the NAMA senior bonds has been estimated using a valuation technique since there in no active market for these bonds. The valuation technique requires an increased use of management judgement which includes, but is not limited to, evaluating available market information, determining the amount and timing of cash flows generated by the instruments, identifying a risk free discount rate and applying an appropriate credit spread.

Deposits by central banks and banks and customer accounts

The fair value of current accounts and deposit liabilities which are repayable on demand, or which re-price frequently, approximates to their book value. The fair value of all other deposits and other borrowings is estimated using discounted cash flows applying either market rates, where applicable, or interest rates currently offered by the Group.

50 Fair value of financial instruments (continued)

Debt securities in issue

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

Other financial assets and other financial liabilities

This caption includes accrued interest receivable and payable and the carrying amount is considered representative of fair value.

Commitments pertaining to credit-related instruments

Details of the various credit-related commitments and other off-balance sheet financial guarantees entered into by the Group are included in note 46. Fees for these instruments may be billed in advance or in arrears on an annual, quarterly or monthly basis. In addition, the fees charged vary on the basis of instrument type and associated credit risk. As a result, it is not considered practicable to estimate the fair value of these instruments because each customer relationship would have to be separately evaluated.

Financial instruments measured at fair value in the financial statements at 31 December 2012

The term ‘financial instruments’ includes both financial assets and financial liabilities. At December 2012, financial instruments were measured in accordance with IAS 39 Financial Instruments: Recognition and Measurement. Under IAS 39, the fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. This standard was superseded in 2013 by IFRS 13 Fair Value Measurement as outlined above and for the purpose of December 2013 financial statements, AIB Group’s accounting policy has now been changed to reflect this (pages 221 and 222). There has been no restatement of comparative data for 2012 under the new policy.

The following table sets out the carrying amount and fair value of financial instruments across the three levels of the fair value hierarchy at 31 December 2013:

50 Fair value of financial instruments (continued)

											2013

	Carrying amount in statement of financial position							Fair value hierarchy

	At fair value through		At fair value through		At amortised cost		Total
	profit and loss		equity

	Held for trading	Fair value hedge derivatives	Cashflow hedge derivatives	Available for sale securities	Loans and receivables	Other		Level 1	Level 2	Level 3	Total
	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Financial assets measured at fair value
Trading portfolio financial assets
Debt securities	1						1	1	–	–	1
Equity securities	1						1	–	1	–	1
Derivative financial instruments
Interest rate derivatives	815	532	96				1,443	–	1,024	419	1,443
Exchange rate derivatives	35	–	–				35	–	35	–	35
Equity derivatives	151	–	–				151	–	151	–	151
Financial investments available for sate
Government securities				12,904			12,904	12,690	214	–	12,904
Supranational banks and government agencies				3,092			3,092	3,092	–	–	3,092
Asset backed securities				535			535	535	–	–	535
Bank securities				3,705			3,705	3,705	–	–	3,705
Corporate securities				3			3	–	3	–	3
Other investments				12			12	–	–	12	12
Equity securities				117			117	12	1	104	117

	1,003	532	96	20,368			21,999	20,035	1,429	535	21,999

Financial assets not measured at fair value
Cash and balances at central banks					3,536	596(1)	4,132	596	3,536	–	4,132
Items in the course of collection					164		164			164	164
Disposal groups and non-current assets held for sale
Loans and receivables					28		28			28	28
Loans and receivables to banks					2,048		2,048		656	1,392	2,048
Loans and receivables to customers
Mortgages(2)					37,144		37,144			31,976	31,976
Non-mortgages					28,569		28,569			28,114	28,114
NAMA senior bonds					15,598		15,598			15,767	15,767
Other financial assets					–	559	559			559	559

					87,087	1,155	88,242	596	4,192	78,000	82,788

(1)Comprises cash on hand.

(2)Includes residential and commercial mortgages.

318

50 Fair value of financial instruments (continued)

									2013

	Carrying amount in statement of financial position					Fair value hierarchy

	At fair value through profit and loss		At fair value through equity	At amortised cost	Total

	Held for trading	Fair value hedge derivatives	Cashflow hedge derivatives	Other		Level 1	Level 2	Level 3	Total
	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Financial liabilities measured at fair value
Derivative financial instruments
Interest rate derivatives	810	590	447		1,847	–	1,722	125	1,847
Exchange rate derivatives	34	–	–		34	–	34	–	34
Equity derivatives	79	–	–		79	–	79	–	79
Credit derivatives		–	–		–	–	–	–	–

	923	590	447		1,960	–	1,835	125	1,960

Financial liabilities not measured at fair value
Deposits by central banks and banks
Other borrowings				1,260	1,260			1,260	1,260
Securities sold under agreements to reepurchase				21,861	21,861		12,725	9,136	21,861
Customer accounts
Current accounts				18,274	18,274	–	–	18,274	18,274
Demand deposits				9,372	9,372	–	–	9,372	9,372
Time deposits				32,238	32,238	–	–	32,878	32,878
Securities sold under agreements to repurchase				5,783	5,783			5,783	5,783
Debt securities in issue
Bonds and medium term notes				8,680	8,680	8,571	74	269	8,914
Other debt securities in issue				79	79	79	–	–	79
Subordinated liabilities and other capital instruments				1,352	1,352	–	1,775	–	1,775
Other financial liabilities				528	528			528	528

				99,427	99,427	8,650	14,574	77,500	100,724

Notes to the financial statements

50 Fair value of financial instruments (continued)

The following table analyses the carrying amounts of the financial assets and liabilities by category as defined in IAS 39 Financial Instruments: Recognition and Measurement and by statement of financial position heading together with the related fair value.

	2012
	Carrying amount
	At fair value through			At fair value		At amortised
	profit and loss			through equity		cost
	At fair value through profit and loss		Fair value hedge derivatives	Cashflow hedge derivatives	Available for sale securities	Loans and receivables	Other	Total carrying amount	Total fair value
	€ m		€ m	€ m	€ m	€ m	€ m	€ m	€ m

Financial assets
Cash and balances at central banks	–		–	–	–	3,481	566(1)	4,047	4,047
Items in the course of collection	–		–	–	–	192	–	192	192
Disposal groups and non-current assets held for sale	196	(2)	–	–	–	353	–	549	435
Trading portfolio financial assets	24		–	–	–	–	–	24	24
Derivative financial instruments	1,716		788	331	–	–	–	2,835	2,835
Loans and receivables to banks	–		–	–	–	2,914	–	2,914	2,914
Loans and receivables to customers	–		–	–	–	72,972	–	72,972	64,138
NAMA senior bonds	–		–	–	–	17,387	–	17,387	17,446
Financial investments available for sale	–		–	–	16,344	–	–	16,344	16,344

	1,936		788	331	16,344	97,299	566	117,264

Financial liabilities
Deposits by central banks and banks	–		–	–	–	–	28,442	28,442	28,442
Customer accounts	–		–	–	–	–	63,610	63,610	64,435
Derivative financial instruments	1,933		795	528	–	–	–	3,256	3,256
Debt securities in issue	–		–	–	–	–	10,666	10,666	11,019
Subordinated liabilities and other capital instruments	–		–	–	–	–	1,271	1,271	1,650
Fair value of hedged liability positions	–		–	–	–	–	565	565	–

	1,933		795	528	–	–	104,554	107,810

(1)Comprises cash on hand.

(2)Designated on initial recognition as at fair value through profit or loss. All other financial assets/financial liabilities in this column are held for trading.

50 Fair value of financial instruments (continued)

The following table sets out the carrying value of financial instruments measured at fair value across the three levels of the fair value hierarchy at 31 December 2012:

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

Significant transfers between Level 1 and Level 2 of the fair value hierarchy

The following table shows significant transfers between Level 1 and Level 2 of the fair value hierarchy for the years ended 31 December 2013 and 31 December 2012:

	2013			2012
	Financial assets			Financial assets
	Trading portfolio	Debt securities	Total	Trading portfolio	Debt securities	Total
Group	€ m	€ m	€ m	€ m	€ m	€ m

Transfer into Level 1 from Level 2	–	13	13	–	908	908
Transfer into Level 2 from Level 1	–	3	3	–	–	–

Transfers into Level 1 from Level 2 occurred due to increased availability of reliable quoted market prices which were not previously available.

Reconciliation of balances in Level 3 of the fair value hierarchy

The following table shows a reconciliation from the beginning balances to the ending balances for fair value measurements in Level 3 of the fair value hierarchy for 2013 and 2012:

	2013
	Financial assets					Financial liabilities
	Disposal groups	Derivatives	Available for sale		Total	Derivatives	Total
	and non-current		Debt	Equity
	assets held for sale		securities	securities
Group	€ m	€ m	€ m	€ m	€ m	€ m	€ m

At 1 January 2013	196	–	12	84	292	20	20
Transfers into Level 3(1)	–	630	–	–	630	161	161
Total gains or (losses) in:
Profit or loss	(6)	(211)	–	(9)	(226)	(36)	(36)
– Net trading loss	(6)	(211)	–	–	(217)	(36)	(36)
– Provisions for impairment on financial investments available for sale	–	–	–	(9)	(9)	–	–
– Other operating loss	–	–	–	–	–	–	–
Other comprehensive income	–	–	–	27	27	–	–
– Net change in fair value of financial investments available for sale	–	–	–	27	27	–	–
Purchases	–	–	–	6	6	–	–
Sales	(190)	–	–	(4)	(194)	(20)	(20)

At 31 December 2013	–	419	12	104	535	125	125

Notes to the financial statements

50 Fair value of financial instruments (continued)

	2012
	Financial assets					Financial liabilities
	Disposal groups	Derivatives	Available for sale		Total	Derivatives	Total
	and non-current		Debt	Equity
	assets held for sale		securities	securities
	€ m	€ m	€ m	€ m	€ m	€ m	€ m

At 1 January 2012	22	–	12	180	214	109	109
Designated to fair value through profit or loss	196	–	–	–	196	–	–
Transfers out of level 3(1)	–	–	–	(18)	(18)	–	–
Total gains or losses in:
Profit or loss	(2)	–	–	(86)	(88)	39	39
– Net trading loss	–	–	–	–	–	39	39
– Provisions for impairment on financial investments available for sale	–	–	–	(86)	(86)	–	–
– Other operating loss	(2)	–	–	–	(2)	–	–
Other comprehensive income	(7)	–	–	5	(2)	–	–
– Net change in fair value of financial investments available for sale	(7)	–	–	5	(2)	–	–
Net NAMA subordinated bonds	–	–	–	(3)	(3)	–	–
Purchases	–	–	–	8	8	–	–
Sales	(13)	–	–	(2)	(15)	–	–
Settlements	–	–	–	–	–	(128)	(128)

At 31 December 2012	196	–	12	84	292	20	20

(1)Transfers between levels of the fair value hierarchy are recognised at the end of the reporting period during which the change occurred.

Transfers out of Level 3 occurred because of increased observability in the market prices of these instruments.

Reconciliation of balances in Level 3 of the fair value hierarchy

Total gains or losses included in profit or loss that is attributable to the change in unrealised gains or losses relating to those assets and liabilities held at 31 December 2013 and 31 December 2012:

	2013	2012
	€ m	€ m

Net trading loss	(34)	(6)
Provisions for impairment on financial investments available for sale	(9)	(85)

Total	(43)	(91)

50 Fair value of financial instruments (continued)

Significant unobservable inputs

The table below sets out information about significant unobservable inputs used at the year ended 31 December 2013 in measuring financial instruments categorised as Level 3 in the fair value hierarchy:

Type of financial instrument	Fair value at 31 December 2013	Valuation technique	Significant unobservable inputs	Range of estimates	Fair value measurement sensitivity to unobservable inputs

Uncollateralised customer derivatives	Assets: € 419 million Liabilities: € 125 million	Counterparty valuation adjustment (“CVA”); Total CVA negative € 36 million	1. Loss given default (“LGD”) 2. Customer probability of default (“PD”) 3. Combination LGD and PD change	1. 44.8% to 79.5% (Base 58.7%) 2. 0.815% - 1.96% (Base 1.52% 1 yr PD) 3. As above with greater impact due to combination of PD and LGD changes	1. Negative € 13 million to positive € 9 million 2. Negative € 11 million to positive € 17 million 3. Negative € 27 million to positive € 21 million

Uncollateralised customer derivatives	Assets: € 419 million Liabilities: € 125 million	Debit valuation adjustment (“DVA”); Total DVA positive € 11 million	Own credit i.e. PD	The PD is shifted from 2.13% to 0.38% in the unfavourable scenario. In the favourable scenario, the capping of DVA at CVA level is removed	1. Negative € 5 million to positive € 4 million

NAMA subordinated bonds	Asset: € 73 million	Discounted cash flows	NAMA profitability i.e. ability to generate cash flow for repayment.	The estimates range from NAMA making a single payment only under the bonds i.e. 5.26% of nominal to a full repayment of the bonds at maturity.	Negative € 48 million i.e. 5.26% of nominal only to positive € 111 million i.e. 39% being full repayment discounted at 15%.

Counterparty Valuation Adjustment (“CVA”) and Debit Valuation Adjustment (“DVA”) are applied to all uncollateralised over the counter derivatives. CVA and DVA are calculated as: (Option replacement cost x PD x LGD). PDs are derived from market based Credit Default Swap (“CDS”) information. As most counterparts do not have a quoted CDS, PDs are derived by mapping each counterparty to an index CDS by industry sector and credit grade. For DVA, a BB Financial CDS curve is used to derive own PD. LGDs are based on the specific circumstances of the counterparty and take into account valuation of offsetting security where applicable. For unsecured counterparts, an LGD of 60% is applied. The DVA is capped at the CVA level for all derivatives i.e. where DVA (always a positive adjustment) is higher than CVA (always a negative adjustment), the net adjustment made is zero. This is due to an internal management view that a net positive adjustment is unlikely to be achieved in an external transaction to exit the derivative position. In the favourable scenario, the cap is removed creating a more positive DVA.

Within the range of estimates and fair value sensitivity measurements, an adverse and a favourable scenario have been selected for PDs and LGDs for CVA. The adverse scenario for customer PDs is a single rating downgrade. The favourable scenario for customer PDs is based on internal models which analyse historical default levels by credit grade. Customer LGDs are shifted according to estimates of improvement in value of security compared with potential derivatives’ market values. Within the combination of LGD and PD, both are shifted together. An A rated Financial CDS curve is used to derive own PD in the adverse DVA scenario. The favourable scenario for DVA is the removal of the cap at CVA level. As it is common market practice to apply 60% as the LGD for financial institutions in CDS calculations, no range is applied to LGD for DVA.

A number of other derivatives are subject to valuation methodologies which use unobservable inputs. As the variability of the valuation is not greater than € 1 million in any individual case or collectively, the detail is not disclosed here.

Notes to the financial statements

50 Fair value of financial instruments (continued)

Sensitivity of Level 3 measurements

The implementation of valuation techniques involves a considerable degree of judgement. While the Group believes its estimates of fair value are appropriate, the use of different measurements or assumptions could lead to different fair values. The following table sets out the impact of using reasonably possible alternative assumptions in the valuation methodology:

	2013
	Level 3
	Effect on income statement		Effect on other comprehensive income
	Favourable	Unfavourable	Favourable	Unfavourable
	€ m	€ m	€ m	€ m

Classes of financial assets
Derivative financial instruments	23	(39)	–	–
Financial investments available for sale – equity securities	–	(48)	111	–

Total	23	(87)	111	–

Classes of financial liabilities
Derivative financial instruments	17	(9)	–	–

Total	17	(9)	–	–

	2012
	Level 3
	Effect on income statement		Effect on other comprehensive income
	Favourable	Unfavourable	Favourable	Unfavourable
	€ m	€ m	€ m	€ m

Classes of financial assets
Financial investments available for sale – equity securities	–	(47)	146	–

Total	–	(47)	146	–

Classes of financial liabilities
Derivative financial instruments	3	(3)	–	–

Total	3	(3)	–	–

In relation to the investment in ALH which was designated as an equity investment at fair value through profit or loss (and categorised as held for sale) this sale was concluded in March 2013 (note 31).

Day 1 gain or loss:

No difference existed between the fair value at initial recognition of financial instruments and the amount that was determined at that date using a valuation technique incorporating significant unobservable data.

51 Interest rate sensitivity

The net interest rate sensitivity of the Group at 31 December 2013, 2012, 2011, 2010 and 2009 is illustrated in the following tables. The tables set out details of those assets and liabilities whose values are subject to change as interest rates change within each contractual repricing time period. Details regarding assets and liabilities which are not sensitive to interest rate movements are included within non-interest bearing or trading captions. The tables show the sensitivity of the statement of financial position at one point in time and are not necessarily indicative of positions at other dates. In developing the classifications used in the tables it has been necessary to make certain assumptions and approximations in assigning assets and liabilities to different repricing categories.

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

51 Interest rate sensitivity (continued)

	2013
	0<1 Month	1<3 Months	3<12 Months	1<2 Years	2<3 Years	3<4 Years	4<5 Years	5 years +	Non-interest bearing	Trading	Total
	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Assets
Disposal groups and non-current assets held for sale	–	–	28	–	–	–	–	–	2,754	–	2,782
Trading portfolio financial assets	–	–	–	–	–	–	–	–	–	2	2
Loans and receivables to banks	1,616	5	2	–	–	–	–	–	425	–	2,048
Loans and receivables to customers	68,166	6,716	1,877	1,150	890	367	279	3,351	(17,083)	–	65,713
NAMA senior bonds	–	15,598	–	–	–	–	–	–	–	–	15,598
Financial investments available for sale	986	947	798	2,749	2,611	2,797	2,462	6,911	107	–	20,368
Other assets	3,469	–	–	–	–	–	–	–	6,753	1,001	11,223

Total assets	74,237	23,266	2,705	3,899	3,501	3,164	2,741	10,262	(7,044)	1,003	117,734

Liabilities
Deposits by central banks and banks	19,182	3,390	43	–	500	–	–	–	6	–	23,121
Customer accounts	28,122	8,406	9,498	1,676	1,236	1,052	291	2	15,384	–	65,667
Debt securities in issue	908	406	774	3,406	1,000	1,675	500	90	–	–	8,759
Subordinated liabilities and other capital instruments	–	–	–	–	1,316	–	–	36	–	–	1,352
Other liabilities	–	–	–	–	–	–	–	–	7,418	923	8,341
Shareholders’ equity	–	–	–	–	–	–	–	–	10,494	–	10,494

Total liabilities and shareholders’ equity	48,212	12,202	10,315	5,082	4,052	2,727	791	128	33,302	923	117,734
Derivatives affecting interest rate sensitivity	6,122	7,731	(12,040)	(2,901)	(1,157)	313	1,262	670	–	–	–

Interest sensitivity gap	19,903	3,333	4,430	1,718	606	124	688	9,464	(40,346)	80
Cumulative interest sensitivity gap	19,903	23,236	27,666	29,384	29,990	30,114	30,802	40,266	(80)	–

(Euro currency amounts)	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Interest sensitivity gap	19,582	1,694	3,097	1,365	484	32	623	7,215	(29,387)	61
Cumulative interest sensitivity gap	19,582	21,276	24,373	25,738	26,222	26,254	26,877	34,092	4,705	4,766

(US$ in euro equivalents)	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m

Interest sensitivity gap	408	432	(51)	–	–	–	–	–	(521)	2
Cumulative interest sensitivity gap	408	840	789	789	789	789	789	789	268	270

(Stg£ in euro equivalents)	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m

Interest sensitivity gap	(24)	1,207	1,327	353	122	92	65	2,249	(10,973)	17
Cumulative interest sensitivity gap	(24)	1,183	2,510	2,863	2,985	3,077	3,142	5,391	(5,582)	(5,565)

(Other currencies in euro equivalents)	Other m	Other m	Other m	Other m	Other m	Other m	Other m	Other m	Other m	Other m

Interest sensitivity gap	(63)	–	57	–	–	–	–	–	535	–
Cumulative interest sensitivity gap	(63)	(63)	(6)	(6)	(6)	(6)	(6)	(6)	529	529

Notes to the financial statements

51 Interest rate sensitivity (continued)

	2012
	0<1 Month	1<3 Months	3<12 Months	1<2 Years	2<3 Years	3<4 Years	4<5 Years	5 years +	Non-interest bearing	Trading	Total
	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Assets
Disposal groups and non-current assets held for sale	323	100	52	–	–	–	–	–	87	–	562
Trading portfolio financial assets	–	–	–	–	–	–	–	–	–	24	24
Loans and receivables to banks	2,367	15	–	–	–	–	–	–	532	–	2,914
Loans and receivables to customers	75,011	7,485	2,591	1,332	967	574	260	1,158	(16,406)	–	72,972
NAMA senior bonds	–	17,387	–	–	–	–	–	–	–	–	17,387
Financial investments available for sale	943	1,123	785	1,478	2,913	2,148	1,550	5,257	147	–	16,344
Other assets	3,285	–	–	–	–	–	–	–	7,297	1,716	12,298

Total assets	81,929	26,110	3,428	2,810	3,880	2,722	1,810	6,415	(8,343)	1,740	122,501

Liabilities
Deposits by central banks and banks	25,906	2,528	–	–	–	–	–	–	8	–	28,442
Customer accounts	27,035	5,759	13,174	1,733	709	955	521	38	13,686	–	63,610
Debt securities in issue	–	2,461	1,031	849	3,658	–	1,675	992	–	–	10,666
Subordinated liabilities and other capital instruments	7	–	–	–	–	1,237	–	27	–	–	1,271
Other liabilities	–	–	–	–	–	–	–	–	5,224	1,933	7,157
Shareholders’ equity	–	–	–	–	–	–	–	–	11,355	–	11,355

Total liabilities and shareholders’ equity	52,948	10,748	14,205	2,582	4,367	2,192	2,196	1,057	30,273	1,933	122,501
Derivatives affecting interest rate sensitivity	1,318	13,152	(14,277)	(927)	(243)	(147)	(2,053)	3,177	–	–	–

Interest sensitivity gap	27,663	2,210	3,500	1,155	(244)	677	1,667	2,181	(38,616)	(193)
Cumulative interest sensitivity gap	27,663	29,873	33,373	34,528	34,284	34,961	36,628	38,809	193	–

(Euro currency amounts)	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Interest sensitivity gap	17,843	2,027	3,660	1,250	(310)	144	1,575	1,919	(29,323)	249
Cumulative interest sensitivity gap	17,843	19,870	23,530	24,780	24,470	24,614	26,189	28,108	(1,215)	(966)

(US$ in euro equivalents)	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m

Interest sensitivity gap	1,143	(572)	(23)	3	–	(5)	9	14	(809)	(7)
Cumulative interest sensitivity gap	1,143	571	548	551	551	546	555	569	(240)	(247)

(Stg£ in euro equivalents)	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m

Interest sensitivity gap	8,470	654	(201)	(114)	46	538	76	248	(8,533)	(425)
Cumulative interest sensitivity gap	8,470	9,124	8,923	8,809	8,855	9,393	9,469	9,717	1,184	759

(Other currencies in euro equivalents)	Other m	Other m	Other m	Other m	Other m	Other m	Other m	Other m	Other m	Other m

Interest sensitivity gap	207	101	64	16	20	–	7	–	49	(10)
Cumulative interest sensitivity gap	207	308	372	388	408	408	415	415	464	454

51 Interest rate sensitivity (continued)

	2011
	0<1 Month	1<3 Months	3<12 Months	1<2 Years	2<3 Years	3<4 Years	4<5 Years	5 years +	Non-interest bearing	Trading	Total
	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Assets
Disposal groups and non-current assets held for sale	428	585	41	64	–	22	–	–	282	–	1,422
Trading portfolio financial assets	–	–	–	–	–	–	–	–	–	56	56
Loans and receivables to banks	5,284	50	12	–	–	–	–	–	372	–	5,718
Loans and receivables to customers	79,457	6,691	3,199	2,957	1,457	846	629	2,236	(14,932)	–	82,540
NAMA senior bonds	–	19,856	–	–	–	–	–	–	–	–	19,856
Financial investments available for sale	1,761	2,259	593	1,093	2,430	1,257	1,410	4,342	244	–	15,389
Other assets	2,344	–	–	–	–	–	–	–	7,396	1,930	11,670

Total assets	89,274	29,441	3,845	4,114	3,887	2,125	2,039	6,578	(6,638)	1,986	136,651

Liabilities
Disposal groups held for sale	–	–	–	–	–	–	–	–	3	–	3
Deposits by central banks and banks	34,243	2,647	–	–	–	–	–	–	–	–	36,890
Customer accounts	27,232	5,974	8,406	4,392	1,421	553	743	41	11,912	–	60,674
Debt securities in issue	2,451	2,695	2,081	2,870	750	3,017	–	1,790	–	–	15,654
Subordinated liabilities and other capital instruments	–	–	–	–	–	–	1,177	32	–	–	1,209
Other liabilities	–	–	–	–	–	–	–	–	5,328	2,430	7,758
Shareholders’ equity	–	–	–	–	–	–	–	–	14,463	–	14,463

Total liabilities and shareholders’ equity	63,926	11,316	10,487	7,262	2,171	3,570	1,920	1,863	31,706	2,430	136,651
Derivatives affecting interest rate sensitivity	(9,358)	21,089	(9,724)	(2,944)	1,126	(1,886)	(17)	1,714	–	–	–

Interest sensitivity gap	34,706	(2,964)	3,082	(204)	590	441	136	3,001	(38,344)	(444)
Cumulative interest sensitivity gap	34,706	31,742	34,824	34,620	35,210	35,651	35,787	38,788	444	–

(Euro currency amounts)	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Interest sensitivity gap	29,008	(2,957)	3,053	(369)	487	137	43	1,278	(26,565)	947
Cumulative interest sensitivity gap	29,008	26,051	29,104	28,735	29,222	29,359	29,402	30,680	4,115	5,062

(US$ in euro equivalents)	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m

Interest sensitivity gap	(272)	(128)	55	87	13	1	14	28	(2,570)	(56)
Cumulative interest sensitivity gap	(272)	(400)	(345)	(258)	(245)	(244)	(230)	(202)	(2,772)	(2,828)

(Stg£ in euro equivalents)	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m

Interest sensitivity gap	5,794	32	(111)	49	68	279	76	1,689	(8,796)	(1,400)
Cumulative interest sensitivity gap	5,794	5,826	5,715	5,764	5,832	6,111	6,187	7,876	(920)	(2,320)

(Other currencies in euro equivalents)	Other m	Other m	Other m	Other m	Other m	Other m	Other m	Other m	Other m	Other m

Interest sensitivity gap	176	89	85	29	22	24	3	6	(413)	65
Cumulative interest sensitivity gap	176	265	350	379	401	425	428	434	21	86

Notes to the financial statements

51 Interest rate sensitivity (continued)

	2010
	0<1 Month	1<3 Months	3<12 Months	1<2 Years	2<3 Years	3<4 Years	4<5 Years	5 years +	Non-interest bearing	Trading	Total
	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Assets
Financial assets held for sale to NAMA	1,233	950	36	1	20	7	–	1	(326)	15	1,937
Disposal groups and non-current assets held for sale	–	–	–	–	–	–	–	–	13,911	–	13,911
Trading portfolio financial assets	–	–	–	–	–	–	–	–	–	33	33
Loans and receivables to banks	2,558	2	1	–	–	–	–	–	382	–	2,943
Loans and receivables to customers	66,825	10,620	3,811	2,230	1,822	952	850	6,488	(7,248)	–	86,350
NAMA senior bonds	–	7,869	–	–	–	–	–	–	–	–	7,869
Financial investments available for sale	3,585	4,260	2,041	1,944	1,013	2,369	813	4,486	314	–	20,825
Other assets	3,086	–	–	–	–	–	–	–	6,391	1,877	11,354

Total assets	77,287	23,701	5,889	4,175	2,855	3,328	1,663	10,975	13,424	1,925	145,222

Liabilities
Disposal groups held for sale	–	–	–	–	–	–	–	–	11,548	–	11,548
Deposits by central banks and banks	40,578	9,143	148	–	–	–	–	–	–	–	49,869
Customer accounts	31,851	5,783	6,273	789	396	374	343	316	6,264	–	52,389
Debt securities in issue	1,973	4,249	835	1,272	2,820	750	2,000	1,765	–	–	15,664
Subordinated liabilities & capital instruments	376	242	–	–	–	–	68	3,645	–	–	4,331
Other liabilities	–	–	–	–	–	–	–	–	5,523	2,239	7,762
Shareholders’ equity	–	–	–	–	–	–	–	–	3,659	–	3,659

Total liabilities and shareholders’ equity	74,778	19,417	7,256	2,061	3,216	1,124	2,411	5,726	26,994	2,239	145,222
Derivatives affecting interest rate sensitivity	5,934	9,758	(10,553)	(661)	(2,563)	1,156	(919)	(2,152)	–	–	–

Interest sensitivity gap	(3,425)	(5,474)	9,186	2,775	2,202	1,048	171	7,401	(13,570)	(314)
Cumulative interest sensitivity gap	(3,425)	(8,899)	287	3,062	5,264	6,312	6,483	13,884	314	–

(Euro currency amounts)	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Interest sensitivity gap	(10,413)	(5,143)	7,716	2,326	1,863	913	147	5,693	(5,041)	(227)
Cumulative interest sensitivity gap	(10,413)	(15,556)	(7,840)	(5,514)	(3,651)	(2,738)	(2,591)	3,102	(1,939)	(2,166)

(US$ in euro equivalents)	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m

Interest sensitivity gap	972	(479)	255	(244)	78	24	6	64	(875)	(89)
Cumulative interest sensitivity gap	972	493	748	504	582	606	612	676	(199)	(288)

(Stg£ in euro equivalents)	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m

Interest sensitivity gap	5,845	(71)	1,011	665	229	92	2	1,617	(8,649)	26
Cumulative interest sensitivity gap	5,845	5,774	6,785	7,450	7,679	7,771	7,773	9,390	741	767

(Other currencies in euro equivalents)	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m

Interest sensitivity gap	16	–	–	–	–	–	–	–	586	(158)
Cumulative interest sensitivity gap	16	16	16	16	16	16	16	16	602	444

328

51 Interest rate sensitivity (continued)

	2009
	0<1 Month	1<3 Months	3<12 Months	1<2 Years	2<3 Years	3<4 Years	4<5 Years	5 years +	Non-interest bearing	Trading	Total
	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Assets
Financial assets held for sale to NAMA	12,969	9,669	133	129	41	47	44	163	(4,108)	125	19,212
Trading portfolio financial assets	–	–	–	–	–	–	–	–	–	296	296
Loans and receivables to banks	8,218	508	2	–	–	–	–	–	365	–	9,093
Loans and receivables to customers	73,705	16,520	4,430	2,594	2,114	1,435	903	4,627	(2,987)	–	103,341
Financial investments available for sale	5,423	6,485	1,980	3,153	1,932	534	1,104	4,398	327	–	25,336
Financial investments held to maturity	–	77	1,509	–	–	–	–	–	–	–	1,586
Other assets	3,569	–	–	–	–	–	–	–	7,247	4,634	15,450

Total assets	103,884	33,259	8,054	5,876	4,087	2,016	2,051	9,188	844	5,055	174,314

Liabilities
Financial liabilities held for sale to NAMA	–	–	–	–	–	–	–	–	–	3	3
Deposits by central banks and banks	13,522	11,813	7,990	8	–	–	–	–	–	–	33,333
Customer accounts	52,322	12,865	9,263	548	429	339	341	163	7,683	–	83,953
Trading portfolio financial liabilities	–	–	–	–	–	–	–	–	–	23	23
Debt securities in issue	9,047	9,891	7,191	39	1,000	1,000	746	1,740	–	–	30,654
Subordinated liabilities & capital instruments	846	454	–	–	–	–	–	3,286	–	–	4,586
Other liabilities	–	–	–	–	–	–	–	–	6,193	4,860	11,053
Shareholders’ equity	–	–	–	–	–	–	–	–	10,709	–	10,709

Total liabilities and shareholders’ equity	75,737	35,023	24,444	595	1,429	1,339	1,087	5,189	24,585	4,886	174,314
Derivatives affecting interest rate sensitivity	11,917	9,771	(16,873)	309	(744)	(1,660)	(34)	(2,686)	–	–	–

Interest sensitivity gap	16,230	(11,535)	483	4,972	3,402	2,337	998	6,685	(23,741)	169
Cumulative interest sensitivity gap	16,230	4,695	5,178	10,150	13,552	15,889	16,887	23,572	(169)	–

(Euro currency amounts)	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Interest sensitivity gap	16,672	(12,369)	(1,066)	4,110	2,779	1,962	872	5,729	(17,356)	(1,251)
Cumulative interest sensitivity gap	16,672	4,303	3,237	7,347	10,126	12,088	12,960	18,689	1,333	82

(US$ in euro equivalents)	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m

Interest sensitivity gap	(5,051)	(2,258)	(10)	235	33	75	43	80	(734)	(88)
Cumulative interest sensitivity gap	(5,051)	(7,309)	(7,319)	(7,084)	(7,051)	(6,976)	(6,933)	(6,853)	(7,587)	(7,675)

(Stg£ in euro equivalents)	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m	Stg£ m

Interest sensitivity gap	6,283	3,746	445	325	289	144	(3)	819	(5,398)	55
Cumulative interest sensitivity gap	6,283	10,029	10,474	10,799	11,088	11,232	11,229	12,048	6,650	6,705

(Other currencies in euro equivalents)	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m	PLN m

Interest sensitivity gap	(2,039)	(906)	1,426	241	250	102	70	23	(363)	991
Cumulative interest sensitivity gap	(2,039)	(2,945)	(1,519)	(1,278)	(1,028)	(926)	(856)	(833)	(1,196)	(205)

329

Notes to the financial statements

52 Statement of cash flows

Analysis of cash and cash equivalents

For the purpose of the statement of cash flows, cash equivalents comprise the following balances with less than three months maturity from the date of acquisition:

	2013	2012	2011
	€ m	€ m	€ m

Cash and balances at central banks	4,132	4,047	2,934
Loans and receivables to banks	1,598	1,879	4,439

	5,730	5,926	7,373

The Group is required to maintain balances with the Central Bank of Ireland which at 31 December 2013 amounted to € 115 million (2012: € 107 million; 2011: € 142 million).

The Group is required by law to maintain reserve balances with the Bank of England and during 2011 was also required to maintain balances with central banks in Latvia, Lithuania and Estonia. At 31 December 2013, these amounted to € 542 million (2012: € 586 million; 2011: € 1,676 million).

There are certain regulatory restrictions on the ability of subsidiaries to transfer funds to the parent company in the form of cash dividends, loans or advances. The impact of such restrictions is not expected to have a material effect on the Group’s ability to meet its cash obligations.

Cash flows in respect of acquisitions

The aggregate net outflow of cash arising from the acquisition of Anglo deposit business and EBS in 2011 is as follows:

2011
€ m

Cash consideration paid on acquisition of Anglo business	(3,779)
Cash and cash equivalent acquired on acquisition of EBS	359

Net cash outflow on acquisitions	(3,420)

53 Report on directors’ remuneration and interests

Commentary on the Company’s policy with respect to directors’ remuneration is included in the corporate governance statement on pages 195 to 197.

Directors’ remuneration

The following tables detail the total remuneration of the Directors in office during 2013 and 2012:

										2013

	Directors’ fees Parent and Irish subsidiary companies	(1)	Directors’ fees Non-Irish subsidiary companies	(2)	Salary	Annual taxable benefits	(3)	Pension contribution	(4)	Total
Remuneration	€ 000		€ 000		€ 000	€ 000		€ 000		€ 000

Executive Directors
Bernard Byrne					361	30		99		490
David Duffy					425	–		64		489

					786	30		163		979

Non-Executive Directors
Simon Ball	85									85
Tom Foley	104									104
Peter Hagan	87									87
David Hodgkinson(1(a)) (Chairman)	275									275
Jim O’Hara	127									127
Dr Michael Somers(1(b)) (Deputy Chairman)	150									150
Dick Spring	77									77
Tom Wacker	63		35							98
Catherine Woods	159									159

	1,127		35							1,162

Former Directors
Declan Collier(5)			35							35
Kieran Crowley(6)			47							47
Stephen L Kingon(6)			58							58
Anne Maher(7)	31									31
David Pritchard(6)			94							94
Other(8)										41

Total										2,447

Notes to the financial statements

53 Report on directors’ remuneration and interests (continued)

						2012

	Directors’ fees Parent and Irish subsidiary companies	Directors’ fees Non-Irish subsidiary companies	Salary	Annual taxable benefits	Pension contribution	Total
Remuneration	€ 000	€ 000	€ 000	€ 000	€ 000	€ 000

Executive Directors
Bernard Byrne*			399	44	110	553
David Duffy*			475	–	71	546

			874	44	181	1,099

Non-Executive Directors
Simon Ball	61					61
Declan Collier (resigned as Director on 28 June 2012)	40					40
Tom Foley (appointed 13 September 2012)	21					21
Peter Hagan (appointed 26 July 2012)	27					27
David Hodgkinson (Chairman)	275					275
Jim O’Hara	92					92
Dr Michael Somers (Deputy Chairman)	150					150
Dick Spring	66					66
Tom Wacker	83	25				108
Catherine Woods	173					173

	988	25				1,013

Former Directors
Kieran Crowley		49				49
Stephen L Kingon		46				46
Anne Maher	50					50
David Pritchard		99				99
Other						104

Total						2,460

*A reduction of 15% in total remuneration was applied to Bernard Byrne and David Duffy with effect from 1 September 2012.

53 Report on directors’ remuneration and interests (continued)

(1)	Fees paid to Non-Executive Directors in 2013 were as follows:
(a)	Mr David Hodgkinson, Non-Executive Chairman, was paid a non-pensionable flat fee of €275,000 which includes remuneration for all services as a director of Allied Irish Banks, p.l.c.;
(b)	Dr Michael Somers, Deputy Chairman and Chairman of the Board Risk Committee, was paid a non-pensionable flat fee of €150,000 which includes remuneration for all services as a director of Allied Irish Banks, p.l.c.; and
(c)	All other Non-Executive Directors were paid a basic, non-pensionable fee in respect of service as a Director, of €27,375 (voluntarily reduced from €36,500 between December 2008 and February 2009), and additional non-pensionable remuneration (subject also to an equivalent reduction) paid to any Non-Executive Director who: is the Chairman of the Audit Committee, the Nomination and Corporate Governance Committee or the Remuneration Committee; is the Senior Independent Director, or performs additional services, such as through membership of Board Committees or the board of a subsidiary company;
(2)	Current or former Non-Executive Directors of Allied Irish Banks, p.l.c. who also serve as Directors of AIB Group (UK) p.l.c. (“AIB UK”) are separately paid a non-pensionable flat fee, which is independently agreed and paid by AIB UK, in respect of their service as a Director of that company;
(3)	‘Annual taxable benefits’ represents a reduced non-pensionable cash allowance in lieu of company car, medical insurance and other contractual benefits following the internal review of Pay and Benefits in 2012 (see Remuneration Review, Corporate Governance Statement, page 197);
(4)	‘Pension contribution’ represents agreed payments to a defined contribution scheme to provide post-retirement pension benefits for Executive Directors from normal retirement date. The fees of the Chairman, Deputy Chairman and Non-Executive Directors are non-pensionable;
(5)	Mr Declan Collier a former Government appointed Non-Executive Director of Allied Irish Banks, p.l.c., was appointed a Non-Executive Director of AIB UK on 13 March 2013, in respect of which he earns fees as outlined at (2) above. The fees received by Mr Collier during 2013 include an amount of €11,776 in respect of services to the company prior to his formal appointment as a director;
(6)	Mr Kieran Crowley, Mr Stephen L. Kingon and Mr David Pritchard are former Non-Executive Directors of Allied Irish Banks, p.l.c. who have, since their resignations, continued as Non-Executive Directors of AIB UK, of which Mr Pritchard is Chairman; they continue to earn fees as outlined at (2) above;
(7)	Ms Anne Maher is a former Non-Executive Director of Allied Irish Banks, p.l.c. who has, since her resignation, continued as a Director of the Corporate Trustee of the AIB Irish Pension Scheme and of the AIB Defined Contribution Scheme, in respect of which she earned fees as quoted;
(8)	‘Other’ represents the payment of pensions to former Directors or their dependants granted on an ex-gratia basis and are fully provided for in the Statement of Financial Position.
(9)	As a result of the internal review of pay and benefits in 2012 (see Remuneration Review, Corporate Governance Statement, page 197) and following consultation with the Department of Finance, a revised fee structure for Non-Executive Directors was implemented from 1 Jan 2014, the effect of which is a further reduction in the fees payable from that date.

Notes to the financial statements

53 Report on directors’ remuneration and interests (continued)

Interests in shares

The beneficial interests of the Directors and the Secretary in office at 31 December 2013, and of their spouses and minor children, in the Company’s ordinary shares are as follows:

Ordinary shares	31 December 2013	1 January 2013	*

Directors:
Simon Ball	–	–
Bernard Byrne	–	–
David Duffy	–	–
Tom Foley	100	100
Peter Hagan	–	–
David Hodgkinson	–	–
Jim O’Hara	–	–
Dr Michael Somers	13,437	13,437
Dick Spring	–	–
Tom Wacker	–	–
Catherine Woods	–	–

Secretary:
David O’Callaghan	7,490	7,490

*or date of appointment, if later

Throughout 2013, the Directors were prohibited from trading in the Company’s shares due to significant ongoing corporate activity and close periods in advance of public disclosures.

The following table sets forth the beneficial interests of the Directors and Leadership Team members of AIB as a group (including their spouses and minor children) at 31 December 2013.

Title of class	Identity of person or group	Number owned	Percent of class

Ordinary shares	Directors and Leadership Team members of AIB as a group	18,368	*

*  The total shares in issue at 31 December 2013, excluding 35,680,114 treasury shares, was 521,261,151,503.

53 Report on directors’ remuneration and interests (continued)

Share options

There were no options to subscribe for ordinary shares outstanding in favour of the Executive Directors at 31 December 2013. Details of the Secretary’s options to subscribe for ordinary shares are given below. Information on the Share Option Schemes is given in note 11. The vesting of these options is dependent on Earnings Per Share (“EPS”) targets being met. Subject thereto, the options outstanding at 31 December 2013 are exercisable up to April 2014. Details are shown in the Register of Directors’ and Secretary’s Interests, which may be inspected by shareholders at the Company’s Registered Office.

Secretary:	Date of grant	Number of shares	Option Price €	Vested/ unvested	Exercise period

David O’Callaghan	28.04.2004	2,500	12.60	Vested	28.04.2007 - 2014

No share options were granted or exercised during 2013.

The Chairman and the Non-Executive Directors do not participate in the share options plans. The aggregate number of share options outstanding at 31 December 2013 in the names of Executive Directors and members of the Leadership Team (‘Senior Executive Officers’), was 7,000 as follows:

Outstanding as at 31 December 2012:	40,000
Add: Options held by Senior Executive Officers appointed during 2013	10,500
Add: Options granted during 2013	–
Less: Options exercised during 2013	–
Less: Options lapsed during 2013	(3,500)
Less: Options held by Senior Executive Officers who left office during 2013	(40,000)

Options outstanding as at 31 December 2013	7,000

Performance shares

There were no conditional grants of awards of ordinary shares outstanding to Executive Directors or the Secretary at 31 December 2013.

Apart from the interests set out above, the Directors and Secretary in office at year-end, and their spouses and minor children, have no other interests in the shares of the Company.

There were no changes in the Directors’ and Secretary’s interests shown above between 31 December 2013 and 4 March 2014.

The year-end closing price, on the Enterprise Securities Market of the Irish Stock Exchange, of the Company’s ordinary shares was € 0.11 per share; during the year, the price ranged from € 0.05 to € 0.15.

Service contracts

There are no service contracts in force for any Director with the Company or any of its subsidiaries.

Notes to the financial statements

54 Related party transactions

Related parties of the Group and Allied Irish Banks, p.l.c. (“AIB”) include subsidiary undertakings, associate undertakings and joint arrangements post-employment benefits, Key Management Personnel and connected parties. The Irish Government is also considered a related party by virtue of its effective control of AIB.

(a) Transactions with subsidiary undertakings

AIB is the ultimate parent company of the Group. Banking transactions are entered into by AIB with its subsidiaries in the normal course of business. These include loans, deposits, provision of derivative contracts, foreign currency transactions and the provision of guarantees on an ‘arms length’ basis. Balances between AIB and its subsidiaries are detailed in notes g, j, l, p and q to the parent company financial statements. In accordance with IFRS10 Consolidated Financial Statements, transactions with subsidiaries have been eliminated on consolidation.

(b) Associated undertakings and joint arrangements

From time to time, the Group provides certain banking and financial services for associated undertakings. These transactions are made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and do not involve more than the normal risk of collectability or present other unfavourable features. Details of loans to associates are set out in note g to the parent company financial statements, while deposits from associates are set out in note q.

(c) Sale and leaseback of Blocks E, F, G and H Bankcentre to Aviva Life and Pensions Ireland Limited (“ALP”)

Following the disposal of the Group’s 24.99% share in Aviva Life Holdings Ireland Limited in March 2013, the transaction involving the sale and leaseback of the above properties is no longer a related party transaction.

(d) Provision of banking and related services and funding to Group Pension schemes

The Group provides certain banking and financial services including money transmission services for the AIB Group Pension schemes. Such services are provided in the ordinary course of business, on substantially the same terms, including interest rates, as those prevailing at the time for comparable transactions with other persons.

During 2013, the Group established a pension funding partnership, AIB PFP Scottish Limited Partnership (“SLP”) in the UK. Following this, a subsidiary of AIB transferred loans to the SLP for the purpose of ring-fencing the repayments of these loans to fund future deficit payments of the AIB UK Defined Benefit Pension Scheme (note 49).

During 2012, AIB agreed to make certain contributions to the pension scheme which were settled through the transfer to the AIB Group Irish Pension Scheme of interests in a Special Purpose Vehicle (“SPV”) owning loans and receivables previously transferred at fair value from the Group. A subsidiary of AIB was appointed as a service provider for the loans and receivables transferred in return for a servicing fee at a market rate (note 49).

(e) Compensation of Key Management Personnel

The following disclosures are made in accordance with the provisions of IAS 24 Related Party Disclosures, in respect of the compensation of Key Management Personnel. Under IAS 24, Key Management Personnel are defined as comprising Executive and Non-Executive Directors together with Senior Executive Officers, namely, the members of the Leadership Team (see pages 184 to 186). The figures shown below include the figures separately reported in respect of Directors’ remuneration in the ‘Report on Directors’ Remuneration and Interests’ in note 53:

	Group		Allied Irish Banks, p.l.c.
	2013 € m	2012 € m	2013 € m	2012 € m

Short-term compensation(1)	5.8	6.2	5.5	5.3
Post-employment benefits(2)	0.5	0.7	0.5	0.5
Termination benefits	0.4	0.5	0.4	0.5

Total	6.7	7.4	6.4	6.3

(1)Comprises (a) in the case of Executive Directors and Senior Executive Officers: salary and a non-pensionable cash allowance in lieu of company car, medical insurance and other contractual benefits following the internal review of pay and benefits in 2012 (see Remuneration Review, Corporate Governance Statement, page 197); and (b) in the case of Non-Executive Directors: Directors’ fees and travel and subsistence expenses incurred in the performance of the duties of their office, which are paid by the Company.

(2)Comprises payments to defined benefit or defined contribution pension schemes, in accordance with actuarial advice, to provide post-retirement pensions. The defined benefit scheme closed for future accruals with effect from 31 December 2013 and all future employee pension benefits will accrue under the defined contribution scheme.

54 Related party transactions (continued)

(f) Transactions with Key Management Personnel

At 31 December 2013, deposit and other credit balances held by Key Management Personnel, namely Executive and Non-Executive Directors and Senior Executive Officers, in office during the year amounted to € 5.04 million (2012: € 10.0 million).

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

Details of transactions with Key Management Personnel, and connected parties where indicated, for the years ended 31 December 2013 and 2012 are as follows:

(i) Current Directors

					2013

	Balance at 31 December 2012	Amounts advanced during 2013	Amounts repaid during 2013	Currency movements	Balance at 31 December 2013
	€ 000	€ 000	€ 000	€ 000	€ 000

David Duffy:
Loans	1,348	–	87	–	1,261
Overdraft/Credit card*	3	n/a	n/a	n/a	12

Total	1,351	n/a	n/a	n/a	1,273

Interest charged during 2013					16
Maximum debit balance during 2013					1,382

Tom Foley:
Loans	–	–	–	–	–
Overdraft/Credit card*	–	n/a	n/a	n/a	–

Total	–	n/a	n/a	n/a	–

Interest charged during 2013					–
Maximum debit balance during 2013					6

Jim O’Hara:
Loans	–	–	–	–	–
Overdraft/Credit card*	–	n/a	n/a	n/a	–

Total	–	n/a	n/a	n/a	–

Interest charged during 2013					–
Maximum debit balance during 2013					12

Dr Michael Somers:
Loans	–	–	–	–	–
Overdraft/Credit card*	1	n/a	n/a	n/a	–

Total	1	n/a	n/a	n/a	–

Interest charged during 2013					–
Maximum debit balance during 2013					4

Dick Spring:
Loans	–	–	–	–	–
Overdraft/Credit card*	9	n/a	n/a	n/a	4

Total	9	n/a	n/a	n/a	4

Interest charged during 2013					–
Maximum debit balance during 2013					17

*Amounts advanced and repaid are not shown for overdraft/credit card facilities as such facilities are revolving in nature (i.e. they may be drawn, repaid and redrawn up to their limit over the course of the year).

Notes to the financial statements

54 Related party transactions (continued)

(i) Current Directors

					2013

	Balance at 31 December 2012	Amounts advanced during 2013	Amounts repaid during 2013	Currency movements	Balance at 31 December 2013
	€ 000	€ 000	€ 000	€ 000	€ 000

Catherine Woods:
Loans	97	–	9	–	88
Overdraft/Credit card*	–	n/a	n/a	n/a	–

Total	97	n/a	n/a	n/a	88

Interest charged during 2013					1
Maximum debit balance during 2013					97

As at 31 December 2013, guarantees entered into by Catherine Woods in favour of the Group amounted to € 0.1 million.

Simon Ball, Bernard Byrne, Peter Hagan, David Hodgkinson and Tom Wacker had no facilities with the Group during 2013.

(ii) Former Directors who were in office during the year

There were no changes to the Board during the year

(iii) Senior Executive Officers in office during the year

(Aggregate of 7 persons (2012: 14)):

					2013

	Balance at 31 December 2012	Amounts advanced during 2013	Amounts repaid during 2013	Currency movements	Balance at 31 December 2013
	€ 000	€ 000	€ 000	€ 000	€ 000

Loans	1,841	–	237	–	1,604
Overdraft/Credit card*	17	n/a	n/a	n/a	27

Total	1,858	n/a	n/a	n/a	1,631

Interest charged during 2013					51
Maximum debit balance during 2013					1,885

(iv) Aggregate amounts outstanding at year-end

	Loans, overdrafts/credit cards
	31 December 2013 € 000	31 December 2012 € 000

Directors (2013: 6 persons; 2012: 6 persons)	1,365	1,458
Senior Executive Officers (2013: 7 persons; 2012: 9 persons)	1,631	1,858

	2,996	3,316

As at 31 December 2013, guarantees entered into by 1 Director and 1 Senior Executive Officers in favour of the Group amounted to € 0.72 million in aggregate (2012: € 1.4 million by 1 Director and 2 Senior Executive Officers).

(v) Connected persons

The aggregate of loans to connected persons of Directors in office as at 31 December 2013, as defined in Section 26 of the Companies Act 1990, are as follows (aggregate of 18 persons; 2012: 18 persons):

					2013

	Balance at 31 December 2012	Amounts advanced during 2013	Amounts repaid during 2013	Currency movements	Balance at 31 December 2013
	€ 000	€ 000	€ 000	€ 000	€ 000

Loans	831	56	51	–	836
Overdraft/Credit card*	22	n/a	n/a	n/a	62

Total	853	n/a	n/a	n/a	898

Interest charged during 2013					33
Maximum debit balance during 2013					981

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

338

54 Related party transactions (continued)

(i) Directors in office during 2012

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

Notes to the financial statements

54 Related party transactions (continued)

(ii) Former Directors who were in office during 2012

Declan Collier had no facilities with the Group during 2012.

(iii) Senior Executive Officers in office during 2012

(Aggregate of 14 persons (2011: 9)):

	2012
	Balance at 31 December 2011	Amounts advanced during 2012	Amounts repaid during 2012	Currency movements	Balance at 31 December 2012
	€ 000	€ 000	€ 000	€ 000	€ 000

Loans	1,739	51	234	–	1,556
Overdraft/Credit card*	74	n/a	n/a	n/a	39

Total	1,813	n/a	n/a	n/a	1,595

Interest charged during 2012					56
Maximum debit balance during 2012					1,905

(iv) Aggregate amounts outstanding at year-end

	Loans, overdrafts/credit cards
	31 December 2012	31 December 2011
	€ 000	€ 000

Directors (2012: 6 persons; 2011: 5 persons)	1,458	1,563
Senior Executive Officers (2012: 9 persons; 2011: 9 persons)	1,595	2,377

	3,053	3,940

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

(v) Connected persons

The aggregate of loans to connected persons of Directors in office as at 31 December 2012, as defined in Section 26 of the Companies Act 1990, are as follows (aggregate of 18 persons; 2011: 17 persons):

	2012
	Balance at 31 December	Amounts advanced	Amounts repaid	Currency movements	Balance at 31 December
	2011	during 2012	during 2012		2012
	€ 000	€ 000	€ 000	€ 000	€ 000

Loans	1,055	–	224	–	831
Overdraft/Credit card*	107	n/a	n/a	n/a	22

Total	1,162	n/a	n/a	n/a	853

Interest charged during 2012					34
Maximum debit balance during 2012					1,183

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

54 Related party transactions (continued)

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

The relationship of the Irish Government with AIB is outlined under the following headings:

–	Capital investments;
–	Guarantee schemes;
–	NAMA;
–	Funding support;
–	PCAR/PLAR;
–	Credit Institutions (Stabilisation) Act 2010:
(i)	Direction Order;
(ii)	Transfer Order;
(iii)	Subordinated Liabilities Order;
–	Central Bank and Credit Institutions (Resolution) Act 2011; and
–	Relationship framework which was signed in March 2012.

Since 31 December 2012, there have been no significant changes to the various aspects of this relationship.

Notes to the Financial Statements

54 Related party transactions (continued)

(g) Summary of relationship with the Irish Government

–	Capital investments

Ordinary shares

At 31 December 2013, the Irish Government, through the NPRFC, held 99.8% of the ordinary share capital in AIB (2012: 99.8%). However, the number of shares held increased by 4.1 billion since 2012 through the non-payment of the dividend of € 280 million on the preference share capital as noted below. The NPRFC now holds 520.4 billion ordinary shares (31 December 2012: 516.2 billion shares). See note 41 for details of the Government’s investment in the ordinary shares of AIB.

2009 Preference Shares

At 31 December 2013, the Irish Government, through the NPRFC, held € 3.5 billion capital (2012: € 3.5 billion) in the form of non-cumulative preference shares (“2009 Preference Shares”). The annual cash dividend amounting to € 280 million was not paid in either 2013 or 2012, however, the dividend entitlement was satisfied by way of a Bonus issue of 4.1 billion ordinary shares (2012: 3.624 billion). The terms and conditions attaching to the 2009 Preference Shares are outlined in note 41.

Contingent capital notes

On 27 July 2011, AIB issued € 1.6 billion of contingent capital notes at par to the Minister. Details of this transaction are set out in note 40.

Capital contributions

On 28 July 2011, the Minister and the NPRFC made capital contributions totalling € 6.054 billion to AIB for nil consideration. For further details, see note 44.

–	Guarantee schemes

The European Communities (Deposit Guarantee Schemes) Regulations 1995 have been in operation since 1995. These regulations guarantee certain retail deposits up to a maximum of € 100,000. In addition, since September 2008, the Irish Government has guaranteed relevant deposits and debt securities of AIB through the Credit Institutions (Financial Support) Scheme 2008 (“the CIFS scheme”) which expired in September 2010 and the Credit Institutions (Eligible Liabilities Guarantee) Scheme 2009 (“ELG Scheme”) which expired on 28 March 2013 for all new liabilities and is outlined below.

ELG Scheme

The ELG Scheme was a temporary measure which was introduced in response to the financial crisis.

On 21 January 2010, Allied Irish Banks, p.l.c., including its international branches and subsidiaries, AIB Group (UK) p.l.c., AIB Bank (CI) Limited and Allied Irish Banks North America Inc., became participating institutions for the purposes of the ELG Scheme. The Minister stands as guarantor of all guaranteed liabilities of a participating institution. The ELG Scheme was intended to facilitate the ability of participating credit institutions in Ireland to issue certain debt securities and take deposits with a maturity of up to five years for pre-defined periods. On 28 March 2013, the ELG Scheme ended for all new liabilities. After this date, no new liabilities are guaranteed under this scheme.

Eligible liabilities under the ELG Scheme comprised the following:

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

Dated subordinated debt and asset-covered securities issued after a covered institution joined the ELG Scheme were not guaranteed under the ELG Scheme. The total liabilities guaranteed under the ELG Scheme at 31 December 2013 amounted to € 7.8 billion (€ 34 billion at 31 December 2012).

Participating institutions must pay a fee to the Minister in respect of each liability guaranteed under the ELG Scheme. Details of the total charge for 2013, 2012 and 2011 are set out in note 3. Participating institutions are also required to indemnify the Minister for any costs and expenses of the Minister and for any payments made by the Minister under the ELG Scheme which relate to the participating institution’s guarantee under the ELG Scheme.

AIB Group (UK) p.l.c. and AIB Offshore commenced withdrawal from the ELG Scheme effective 18 August 2012 and 30 August, 2012, respectively. However, deposits opened before these dates have been guaranteed for the remainder of their maturity.

54 Related party transactions (continued)

(g) Summary of relationship with the Irish Government

–	NAMA

AIB was designated a participating institution under the NAMA Act in February 2010. Under this Act, AIB transferred financial assets to NAMA for which it received consideration from NAMA in the form of NAMA senior bonds and subordinated NAMA bonds which are detailed in notes 8, 28 and 29. In addition, AIB acquired NAMA senior bonds in 2011 as part of the Anglo transaction (€ 11,854 million fair value at acquisition date) and the EBS transaction (€ 301 million carrying value at acquisition date). AIB also acquired € 6 million in subordinated NAMA bonds, as part of the EBS transaction. The NAMA senior bonds are guaranteed by the Irish Government.

Following on the transfer of financial assets to NAMA, a contingent liability/contingent asset arises in relation to:

–	final settlement amounts with NAMA on assets transferred;
–	a series of indemnities which AIB has provided to NAMA on transferred assets;
–	a possible requirement for AIB to share NAMA losses on dissolution of NAMA.

Details of the contingent liability/asset are set out in note 46.

Investment in National Asset Management Agency Investment Ltd (“NAMAIL”)

In March 2010, a then subsidiary of Allied Irish Banks, p.l.c. made an equity investment in 17 million “B” shares of NAMAIL, a special purpose entity established by NAMA. The total investment amounted to € 17 million, of which € 12 million was invested on behalf of the AIB Group pension scheme (fair value at 31 December 2013 of € 6 million), with the remainder invested on behalf of clients.

–	Funding support

Throughout the financial crisis, the Irish Government has provided guarantees under the CIFS (expired September 2010) and ELG schemes as outlined above. In addition, through the Central Bank, the Irish Government has provided direct funding as follows:

–	AIB has borrowings from the Central Bank as part of Eurosystem. These borrowings are under ECB Monetary Policy Operation Sale and Repurchase Agreements and amount to € 12.7 billion (2012: € 22.2 billion). At 31 December 2013, AIB had no borrowings from the Central Bank under non-standard liquidity facilities (2012: Nil).

The interest rate on these facilities is set by the Central Bank and advised to AIB on each rollover date and at 31 December 2013 was 0.25%, being the current ECB refinancing rate. The facilities were for maturities of between 7 days and 3 months, apart from the € 11.25 billion (2012: € 11.25 billion) in the three year LTRO (note 35) which will mature in January and February 2015. At 31 December 2013, the amounts outstanding, totalling € 12.7 billion (2012: € 22.2 billion) are included within Deposits by central banks and banks in the table below. See note 35 for details of collateral.

These facilities, together with other assets and liabilities with Irish Government entity counterparties, are set out below.

–	PCAR/PLAR

On 31 March 2011, the Central Bank published the ‘Financial Measures Programme Report’ which detailed the outcome of its review of the capital (PCAR) and funding requirements (PLAR) of the domestic Irish banks. The PCAR/PLAR assessments followed the announcement of the EU-IMF Programme for Ireland in November 2010, in which the provision of an overall amount of € 85 billion in financial support for the sovereign was agreed in principle. Up to € 35 billion of this support was earmarked for the banking system, € 10 billion of which was for immediate recapitalisation of the banks with the remaining €25 billion to be provided on a contingency basis. Arising from the 2011 PCAR and PLAR assessments, AIB, including EBS, was required to raise € 14.8 billion in total capital (including € 1.6 billion in contingent capital), all of which was subsequently raised.

–	Credit Institutions (Stabilisation) Act 2010

The Credit Institutions (Stabilisation) Act 2010 was passed into Irish law on 21 December 2010. The Act provides the legislative basis for the reorganisation and restructuring of the Irish banking system agreed in the joint EU/IMF Programme for Ireland (‘the Programme’). This allows the Minister to take the actions required to bring about a domestic retail banking system that is proportionate to and focused on the Irish economy.

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

343

Notes to the Financial Statements

54 Related party transactions (continued)

(g) Summary of relationship with the Irish Government

–	Credit Institutions (Stabilisation) Act 2010

Since the enactment of this legislation, the Minister has invoked certain of his powers under the Act in relation to AIB as follows:

(i)	Direction Order

On 23 December 2010, the Irish High Court, on application from the Minister, directed AIB, inter alia, to increase its authorised share capital; to issue ordinary and CNV shares to the NPRFC; to cancel its listing on the Main Securities Market and to apply for listing on the Enterprise Securities Market (“ESM”) of the Irish Stock Exchange; and to complete the sale of its Polish interests to Banco Santander. Arising from this Order, on 23 December 2010, AIB issued ordinary and CNV shares to the NPRFC for net proceeds of € 3.7 billion.

(ii)	Transfer Order

On 24 February 2011, following an application by the Minister, the Irish High Court issued a transfer order for the immediate transfer of certain deposits and corresponding assets from Anglo Irish Bank Corporation to AIB.

(iii)	Subordinated Liabilities Order

On 14 April 2011, following an application by the Minister under section 29 of the Credit Institutions (Stabilisation) Act 2010, the Irish High Court issued a Subordinated Liabilities Order (the “SLO”) in relation to all outstanding subordinated liabilities and other capital instruments (including certain tier 1 capital instruments), with the consent of AIB. The Irish High Court declared the SLO effective as of 22 April 2011. The effect of the SLO was to amend the terms of certain subordinated liabilities and other capital instruments (note 40).

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

The Act gives the Central Bank power to take control of banks, appoint managers to run them and remove directors, staff and consultants, and to move their deposits and loans to other banks. On 28 September 2012, the Minister made the Credit institutions Resolution Fund Levy Regulations, 2012 providing for contributions, by authorised credit institutions, to a Credit Institutions Resolution Fund pursuant to Section 15 of the Central Bank and Credit Institutions (Resolution) Act 2011. This Resolution Fund has been designed to provide a source of funding for the resolution of financial instability in, or of an imminent serious threat to the financial stability of an authorised credit institution.

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

54 Related party transactions (continued)

(g) Summary of relationship with the Irish Government

Balances held with the Irish Government and related entities

The following table outlines the balances held with Irish Government entities(1) at 31 December 2013 and 31 December 2012, together with the highest balances held at any point during the year.

		2013		2012
		Balance	Highest(2)	Balance	Highest(2)
			balance held		balance held
	Note	€ m	€ m	€ m	€ m

Assets
Cash and balances at central banks	a	258	2,143	118	4,250
Derivative financial instruments		10	111	107	112
Loans and receivables to banks	b	115	116	107	5,019
Loans and receivables to customers		29	31	4	4
NAMA senior bonds	c	15,598	17,406	17,387	19,860
Financial investments available for sale	d	10,401	10,660	7,635	7,697

Total assets		26,411		25,358

		2013		2012
		Balance	Highest(2)	Balance	Highest(2)
			balance held		balance held
		€ m	€ m	€ m	€ m

Liabilities
Deposits by central banks and banks	e	12,725	23,230	22,220	37,836
Customer accounts	f	6,818	6,884	1,220	1,493
Derivative financial instruments		34	34	53	80
Subordinated liabilities and other capital instruments	g	1,316	1,316	1,237	1,237

Total liabilities		20,893		24,730

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

Substantially all of the above balances relate to Allied Irish Banks, p.l.c.

a	Cash and balances at the central banks represent the minimum reserve requirements which AIB is required to hold with the Central Bank. Balances on this account can fluctuate significantly due to the reserve requirement being determined on the basis of the institution’s average daily reserve holdings over a one month maintenance period. The Group is required to maintain a monthly average Primary Liquidity balance which at 31 December 2013 was € 515 million (31 December 2012: € 552 million).
b	The balances on loans and receivables to banks include statutory balances with the Central Bank as well as overnight funds placed.
c	NAMA senior bonds were received as consideration for loans transferred to NAMA and as part of the Anglo and EBS transactions.
d	Financial investments available for sale comprise € 10,328 million (2012: € 7,588 million) in Irish Government securities held in the normal course of business and NAMA subordinated bonds which have a fair value at 31 December 2013 of € 73 million (31 December 2012: € 47 million) detailed above under ‘NAMA’.
e	This relates to funding received from the Central Bank which is detailed under ‘Funding Support’ above.
f	Includes € 5,117 million received from an Irish Government body under a repurchase agreement (note 36). The Group has pledged Irish Government securities with a fair value of € 5,405 million for this borrowing.
g	On 27 July 2011, AIB issued € 1.6 billion of contingent capital notes at par to the Minister for Finance, the fair value of these notes at initial recognition was € 1,153 million (note 40).

All other balances, both assets and liabilities are carried out in the ordinary course of banking business on normal terms and conditions.

Notes to the financial statements

54 Related party transactions (continued)

(g) Summary of relationship with the Irish Government

Local government(1)

During 2013 and 2012, AIB entered into banking transactions in the normal course of business with local government bodies. These transactions include the granting of loans and the acceptance of deposits, and clearing transactions.

Commercial semi-state bodies(2)

During 2013 and 2012, AIB entered into banking transactions in the normal course of business with semi-state bodies. These transactions principally include the granting of loans and the acceptance of deposits as well as derivative transactions and clearing transactions.

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

Financial institutions under Irish Government control/significant influence

Certain financial institutions are related parties to AIB by virtue of the Government either controlling or having a significant influence over these institutions. The following institution is controlled by the Irish Government:

–	Permanent tsb plc

The Government controlled entity, Irish Bank Resolution Corporation Limited (In Special Liquidation) which went into special liquidation during 2013, remains a related party for the purpose of this disclosure. Irish Life Group was a related party to AIB until its disposal in July 2013.

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

At 31 December 2013 and 31 December 2012, the following balances were outstanding in total to these financial institutions:

	2013 Balance € m	2012 Balance € m

Assets
Derivative financial instruments	48	78
Loans and receivables to banks(1)	–	80
Financial investments available for sale(2)	413	845

Liabilities
Deposits by central banks and banks(3)	172	58
Derivative financial instruments	23	47
Customer deposits(4)	39	114

(1) The highest balance in loans and receivables to banks amounted to € 77 million in respect of funds placed during the year (2012: € 616 million).

(2) Includes equity securities issued in lieu of debt of Nil (2012: € 37 million).

(3) The highest balance in deposits by central banks and banks amounted to € 872 million in respect of funds received during the year (2012: € 842 million).

(4) The highest balance in customer deposits amounted to € 331 million in respect of funds received during the year (2012: € 121 million).

In connection with the acquisition by AIB Group of certain assets and liabilities of the former Anglo Irish Bank Corporation Limited (now Irish Bank Resolution Corporation Limited (in Special Liquidation)) “IBRC”, IBRC had indemnified AIB Group for certain liabilities pursuant to a Transfer Support Agreement dated 23 February 2011. AIB Group had made a number of claims on IBRC pursuant to the indemnity prior to IBRC’s Special Liquidation on 7 February 2013.

AIB Group has since served notice of claim and set-off on the Joint Special Liquidators of IBRC in relation to the amounts claimed pursuant to the indemnity and certain other amounts that were owing to AIB by IBRC as at the date of the Special Liquidation (c. € 81.3 million in aggregate). Given AIB’s aggregate liability to IBRC at the date of Special Liquidation exceeded these claims, no financial loss is expected to occur.

54 Related party transactions (continued)

(h) Indemnities

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

(i) ALH investment

AIB disposed of its 24.99% interest in ALH in March 2013 and acquired a 100% interest in Ark Life which is now consolidated as a subsidiary acquired exclusively for resale. Accordingly, ALH is no longer a related party of AIB Group (note 31).

55 Commitments

Capital expenditure	2013 €m	2012 €m

Estimated outstanding commitments for capital expenditure not provided for in the financial statements	25	7
Capital expenditure authorised but not yet contracted for	26	29

Operating lease rentals

The total of future minimum lease payments under non-cancellable operating leases are set out in the following table.

	2013 €m	2012 €m

One year	66	73
One to two years	62	68
Two to three years	61	67
Three to four years	58	64
Four to five years	315	60
Over five years	196	507

Total	758	839

Following a programme of sale and leaseback transactions, the Group holds a number of significant operating lease arrangements in respect of branches and the headquarter locations. AIB Group leases the Bankcentre campus in Ballsbridge, Dublin 4 under three separate lease arrangements.

The minimum lease terms remaining on the most significant leases vary from 1 years to 17 years. The average lease length outstanding until a break clause in the lease arrangements is approximately 8 years with the final contractual remaining terms ranging from 3 years to 34 years.

There are no contingent rents payable and all lease payments are at market rates.

The total of future minimum sublease payments expected to be received under non-cancellable subleases at the reporting date were € 3 million (2012: € 8 million).

Operating lease payments recognised as an expense for the year were € 80 million (2012: € 94 million). Sublease income amounted to € 4 million (2012: € 6 million).

Notes to the financial statements

56 Employees

The following table shows the geographical analysis of average employees for 2013 and 2012 as follows:

	2013	2012

Republic of Ireland	10,559	12,094
United Kingdom	2,034	2,523
United States of America	55	66
Rest of World	–	25

Total	12,648	14,708

See also page 424 in Additional information.

A new operating structure was implemented in 2013, with staff numbers reported under the new segments. Prior period numbers have not been restated under the new segments as significant restructuring has taken place following the departure of staff under the voluntary severance programme.

The average number of employees by segment for 2013 is set out below (excluding employees on career breaks and other unpaid long term leaves). The figures for Group segment include the following centralised functions: Chief Financial Office; Chief Risk Office; Corporate Affairs and Marketing; Office of Law Agent; and Office of Group Internal Audit.

2013

Continuing operations
DCB	6,085
AIB UK	1,490
FSG	1,512
Group	3,561

Total	12,648

	2012	2011

Continuing operations
PBB	6,285	6,017
CICB	1,620	1,752
AIB UK	2,234	2,282
EBS	604	288
Group	3,965	3,943

	14,708	14,282
Discontinued operations
BZWBK	–	2,434

	14,708	16,716

Employee numbers as at 31 December 2013, for Ark Life total 146. This subsidiary was acquired in March 2013, and is held for sale as a discontinued operation (note 18). The employee numbers above, do not include Ark Life employees.

The 12 month average of 12,648 employees is lower than the average figure for December 2012 of 14,708 due to the high level of voluntary severance and early retirements in the period. Actual FTEs fell to the 31 December 2013 level of 11,431 from 13,429 at 31 December 2012, also reflecting the high level of voluntary severance and early retirements in the period.

57  Regulatory compliance

During 2012, Allied Irish Banks, p.l.c. was in breach of the 25% limit for ECB repo funding. These breaches were due to the difficult funding environment and the Central Bank was advised as appropriate. From January 2013, no breaches of this limit occurred.

Allied Irish Banks p.l.c. (“AIB”) received a fine of €490,000 and a reprimand from the Central Bank of Ireland (‘the Central Bank’) on entering a settlement agreement with the Central Bank in relation to four contraventions of the Central Bank’s Requirements for the Management of Liquidity Risk. The contraventions took place at various times between 2007 and 2013. The contraventions related to liquidity reporting and documentation. They did not cause AIB to breach the liquidity ratios imposed by the Central Bank. AIB has taken appropriate remedial steps to rectify the contraventions and the matter is now closed.

58 Financial and other information	2013	Restated 2012 *	Restated 2011 *

Operating ratios
Operating expenses/operating income	86.7%	295.7%	40.3%
Operating expenses/operating income before exceptional items	76.8%	122.8%	96.1%

Other income/operating income	21.2%	(78.1%)	68.9%
Other income/operating income before exceptional items	29.8%	22.3%	24.5%

Rates of exchange
€/US$
Closing	1.3791	1.3194	1.2939
Average	1.3282	1.2850	1.3924
€/Stg£
Closing	0.8337	0.8161	0.8353
Average	0.8494	0.8110	0.8682

	Assets		Liabilities and equity
Currency information	2013 € m	2012 € m	2013 € m	2012 € m

Euro	97,292	99,095	99,597	102,753
Other	20,442	23,406	18,137	19,748

	117,734	122,501	117,734	122,501

*Restated due to change in accounting policy for employee benefits (note 60).

Notes to the financial statements

59  Average balance sheets and interest rates(1)

The following table shows interest rates prevailing at 31 December 2013 together with average prevailing interest rates, gross yields, spreads and margins for the years ended 31 December 2013, 2012 and 2011.

	As at 31 December	Average interest rates for Years ended 31 December
Interest rates	2013%	2013%	2012%	2011%

Ireland
AIB Group’s prime lending rate	0.75	0.63	0.85	1.69
European inter-bank offered rate
One month euro	0.23	0.13	0.33	1.18
Three month euro	0.29	0.22	0.58	1.12
United Kingdom
AIB Group’s base lending rate	0.50	0.50	0.50	0.50
London inter-bank offered rate
One month sterling	0.49	0.49	0.62	0.65
Three month sterling	0.53	0.51	0.83	0.88
United States
Prime rate	3.25	3.25	3.25	3.25

Gross yields, spreads and margins(2)
Gross yield(3)
Group		2.82	2.98	3.22
Domestic		2.88	3.07	3.16
Foreign		2.48	2.58	2.97

Interest rate spread(4)
Group		0.75	0.25	0.66
Domestic		0.73	0.24	0.49
Foreign		1.04	0.57	1.25

Net interest margin(5)
Group		1.21	0.91	1.03
Domestic		1.14	0.78	0.73
Foreign		1.62	1.47	2.17

Average interest earning assets		2013 € m	2012 € m	2011 € m

Group		111,120	122,200	131,038
Domestic		94,071	99,580	103,539
Foreign		17,049	22,620	27,499

(1)The average balance sheet and gross yields, spreads and margins are presented on a continuing operations basis.

(2)The gross yields, spreads and margins presented in this table are extracted from the average balance sheets and interest rates on the following pages and this breakdown into domestic and foreign has been compiled on the basis of location of office.

(3)Gross yield represents the average interest rate earned on interest earning assets.

(4)Interest rate spread represents the difference between the average interest rate earned on interest earning assets and the average interest rate paid on interest bearing liabilities.

(5)Net interest margin represents net interest income as a percentage of average interest earning assets.

59 Average balance sheets and interest rates (continued)

The following tables show the average balances and interest rates of interest earning assets and interest bearing liabilities for the years ended 31 December 2013, 2012 and 2011. The calculation of average balances include daily and monthly averages for reporting units. The average balances used are considered to be representative of the operations of the Group.

	Year ended 31 December 2013			Year ended 31 December 2012			Year ended 31 December 2011
	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate
Assets	€ m	€ m	%	€ m	€ m	%	€ m	€ m	%

Trading portfolio financial assets
Domestic offices	–	–	–	14	–	2.5	28	1	2.5
Foreign offices	14	–	2.9	23	1	3.7	24	1	4.4
Loans and receivables to banks
Domestic offices	1,054	4	0.4	1,349	7	0.5	2,712	33	1.2
Foreign offices	4,670	15	0.3	6,344	24	0.4	5,123	36	0.7
Loans and receivables to customers
Domestic offices	57,829	1,930	3.3	65,268	2,161	3.3	68,015	2,380	3.5
Foreign offices	12,189	399	3.3	15,735	540	3.4	20,555	697	3.4
NAMA senior bonds
Domestic offices	16,743	130	0.8	18,957	329	1.7	17,980	348	1.9
Financial investments available for sale
Domestic offices	18,445	644	3.5	13,992	560	4.0	14,804	508	3.4
Foreign offices	176	8	4.4	518	19	3.7	1,797	84	4.7

Average interest earning assets
Domestic offices	94,071	2,708	2.9	99,580	3,057	3.1	103,539	3,270	3.2
Foreign offices	17,049	422	2.5	22,620	584	2.6	27,499	818	3.0
Net interest on swaps		36			130			137

Total average interest earning assets	111,120	3,166	2.9	122,200	3,771	3.1	131,038	4,225	3.2
Non-interest earning assets	9,635			9,767			6,723

Total average assets	120,755	3,166	2.6	131,967	3,771	2.9	137,761	4,225	3.1

Percentage of assets applicable to foreign activities			15.5			18.5			21.2

Notes to the financial statements

59 Average balance sheets and interest rates (continued)

	2013			2012			2011

Liabilities and shareholders’ equity	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	€ m	€ m	%	€ m	€ m	%	€ m	€ m	%

Due to central banks and banks
Domestic offices	25,987	123	0.5	33,060	251	0.8	42,121	593	1.4
Foreign offices	255	–	0.1	462	1	0.2	870	7	0.8
Due to customers
Domestic offices	42,420	978	2.3	39,110	1,445	3.7	40,421	1,296	3.2
Foreign offices	9,308	132	1.4	11,524	233	2.0	11,173	200	1.8
Other debt issued
Domestic offices	8,347	334	4.0	12,027	500	4.2	15,342	597	3.9
Foreign offices	276	10	3.5	267	12	4.5	296	14	4.8
Subordinated liabilities
Domestic offices	1,311	241	18.4	1,240	223	18.0	1,810	172	9.5
Foreign offices	–	–	–	–	–	–	295	(4)	(1.4)

Average interest earning liabilities
Domestic offices	78,065	1,676	2.1	85,437	2,419	2.8	99,694	2,658	2.7
Foreign offices	9,839	142	1.4	12,253	246	2.0	12,634	217	1.7

Total average interest earning liabilities	87,904	1,818	2.1	97,690	2,665	2.7	112,328	2,875	2.6
Non-interest earning liabilities	22,031			20,899			15,248

Total average liabilities	109,935	1,818	1.7	118,589	2,665	2.2	127,576	2,875	2.3
Shareholders’ equity	10,820			13,378			10,185

Total average liabilities and shareholders’ equity	120,755	1,818	1.5	131,967	2,665	2.0	137,761	2,875	2.1

Percentage of liabilities applicable to foreign operations			11.9			13.1			12.6

59 Average balance sheets and interest rates (continued)

The following table allocates changes in net interest income between volume and rate for the year ended 31 December 2013 compared with the year ended 31 December 2012 and the year ended 31 December 2012 compared with the year ended 31 December 2011. Volume and rate variances have been calculated based on the movements in average balances over the year and changes in interest rates on average interest earning assets and average interest bearing liabilities respectively. Changes due to a combination of volume and rate are allocated ratably to volume and rate.

	December 2013 over December 2012 increase/(decrease) due to changes in			December 2012 over December 2011 increase/(decrease) due to changes in

	Average Volume € m	Average Rate € m	Net Change € m	Average Volume € m	Average Rate € m	Net Change € m

Interest earning assets
Trading portfolio financial assets
Domestic offices	–	–	–	(1)	–	(1)
Foreign offices	(1)	–	(1)	–	–	–
Loans and receivables to banks
Domestic offices	(1)	(2)	(3)	(17)	(9)	(26)
Foreign offices	(6)	(3)	(9)	10	(22)	(12)
Loans and receivables to customers
Domestic offices	(246)	15	(231)	(96)	(123)	(219)
Foreign offices	(122)	(19)	(141)	(162)	5	(157)
NAMA senior bonds
Domestic offices	(38)	(161)	(199)	19	(38)	(19)
Financial investments available for sale
Domestic offices	178	(94)	84	(24)	76	52
Foreign offices	(12)	1	(11)	(60)	(5)	(65)

Total interest income	(248)	(263)	(511)	(331)	(116)	(447)

Interest bearing liabilities
Due to central banks and banks
Domestic offices	(54)	(74)	(128)	(127)	(215)	(342)
Foreign offices	(1)	–	(1)	(4)	(2)	(6)
Due to customers
Domestic offices	122	(589)	(467)	(41)	190	149
Foreign offices	(45)	(56)	(101)	6	27	33
Other debt issued
Domestic offices	(153)	(13)	(166)	(128)	31	(97)
Foreign offices	–	(2)	(2)	–	(2)	(2)
Subordinated liabilities
Domestic offices	13	5	18	(53)	104	51
Foreign offices	–	–	–	4	–	4

Total interest expense	(118)	(729)	(847)	(343)	133	(210)

Net interest income
Domestic offices	(35)	429	394	230	(204)	26
Foreign offices	(95)	37	(58)	(218)	(45)	(263)

Net interest income (interest earning assets and interest bearing liabilities)	(130)	466	336	12	(249)	(237)

Net interest on swaps			(94)			(7)

Net interest income			242			(244)

Notes to the financial statements

60 Impact of adopting new accounting standards

As outlined in the Basis of preparation on page 212, from 1 January 2013, the Group adopted ‘IAS 19 Employee Benefits (Revised). This standard is required to be applied retrospectively, and accordingly, the Group has restated previously published comparative periods as set out below:

			2012			2011

	Published	IAS 19R	Restated	Published	IAS 19R	Restated
	€ m	€ m	€ m	€ m	€ m	€ m

Consolidated income statement (selected lines)
Administrative expenses	(1,817)	101	(1,716)	(1,605)	(31)	(1,636)
Loss before taxation from continuing operations	(3,830)	101	(3,729)	(5,108)	(31)	(5,139)
Income tax credit from continuing operations	183	(11)	172	1,188	5	1,193
Loss after taxation from continuing operations	(3,647)	90	(3,557)	(3,920)	(26)	(3,946)
Loss for the year	(3,647)	90	(3,557)	(2,292)	(26)	(2,318)
Basic loss per share	(0.7c )	0.02c	(0.68c)	(1.6c )	–	(1.6c)
Diluted loss per share	(0.7c )	0.02c	(0.68c)	(1.6c )	–	(1.6c)

Consolidated statement of comprehensive income (selected lines)
Loss for the year	(3,647)	90	(3,557)	(2,292)	(26)	(2,318)
Net actuarial losses in retirement benefit schemes, net of tax	(740)	24	(716)	(464)	26	(438)
Total items that will not be reclassified to profit or loss	(742)	24	(718)	(464)	26	(438)
Other comprehensive income for the year, net of tax from continuing operations	425	24	449	(568)	26	(542)
Total other comprehensive income for the year, net of tax	425	24	449	(775)	26	(749)
Total comprehensive income for the year	(3,222)	114	(3,108)	(3,067)	–	(3,067)

Consolidated statement of financial position (selected lines)
Assets
Deferred taxation	3,860	(15)	3,845	3,692	–	3,692
Total assets	122,516	(15)	122,501	136,651	–	136,651
Liabilities
Retirement benefit liabilities	789	(27)	762	763	–	763
Provisions for liabilities and commitments	352	(102)	250	514	–	514
Total liabilities	111,275	(129)	111,146	122,188	–	122,188
Shareholders’ equity
Reserves	3,145	114	3,259	4,367	–	4,367
Total shareholders’ equity	11,241	114	11,355	14,463	–	14,463
Total liabilities and shareholders’ equity	122,516	(15)	122,501	136,651	–	136,651

Consolidated statement of cash flows (selected lines)
Loss from continuing operations before taxation	(3,830)	101	(3,729)	(5,108)	(31)	(5,139)
Retirement benefits - defined benefit expense	(151)	28	(123)	29	31	60
Termination benefits	261	(129)	132	–	–	–
Closing cash and cash equivalents	5,926	–	5,926	7,373	–	7,373

Consolidated statement of changes in equity (selected lines)
At 1 January	14,463	–	14,463	4,349	–	4,349
Loss for the year	(3,647)	90	(3,557)	(2,292)	(26)	(2,318)
Other comprehensive income	425	24	449	(775)	26	(749)
Total comprehensive income for the year	(3,222)	114	(3,108)	(3,067)	–	(3,067)
At 31 December	11,241	114	11,355	14,463	–	14,463

60 Impact of adopting new accounting standards (continued)

The adoption of IAS 19 (Revised) increased the retirement benefit charge in the consolidated income statement for 2012 by € 28 million and for 2011 by € 31 million. The termination benefit charge recognised in 2012 decreased by € 129 million due to a change in the recognition criteria for termination benefits.

The change to the recognition criteria for termination benefits under IAS 19 (Revised) required the restatement by € 42 million of a past service cost recognised in 2012 in relation to employees expected to leave under the early retirement scheme in 2013 and a curtailment gain restatement of € 15 million recognised in 2012 in relation to employees expected to leave in 2013 under the voluntary severance scheme. This has resulted in a net reduction of € 27 million in retirement benefit liabilities for 2012.

In addition, a provision of € 108 million, recognised in 2012, in relation to employees expected to leave in 2013 under the voluntary severance scheme has been restated and this has resulted in a reduction in the provision for liabilities and commitments by € 102 million.

There was no impact in 2011 on the statement of financial position.

61 Non-adjusting events after the reporting period

No significant non-adjusting events have taken place since 31 December 2013.

62 Dividends

No final dividend will be paid in respect of the year ended 31 December 2013.

63 Approval of financial statements

The financial statements were approved by the Board of Directors on 4 March 2014.

Allied Irish Banks, p.l.c. Parent company financial statements and notes

Statement of financial position

Statement of cash flows

Statement of changes in equity

Accounting policies

Note

a	Administrative expenses

b	Retirements benefits

c	Disposal groups and non-current assets held for sale

d	Trading portfolio financial assets

e	Derivative financial instruments

f	Loans and receivables to banks

g	Loans and receivables to customers

h	Amounts receivable under finance leases and hire purchase contracts

i	Provisions for impairment on loans and receivables

j	NAMA senior bonds

k	Financial investments available for sale

l	Investments in Group undertakings

m	Intangible assets

n	Property, plant and equipment

o	Deferred taxation

p	Deposits by central banks and banks

q	Customer accounts

r	Debt securities in issue

s	Other liabilities

t	Provisions for liabilities and commitments

u	Subordinated liabilities and other capital instruments

v	Share capital

w	Capital reserves and capital redemption reserves

x	Contributions from the Minister for Finance and the NPRFC

y	Offsetting financial assets and financial liabilities

z	Memorandum items: Contingent liabilities and commitments, and contingent assets

aa	Transfer of financial assets

ab	Fair value of financial instruments

ac	Statement of cash flows

ad	Related party transactions

ae	Commitments

af	Impact of adopting new accounting standards

Statement of financial position – Allied Irish Banks, p.l.c. as at 31 December 2013

	Notes	2013 € m	Restated 2012 € m	*

Assets
Cash and balances at central banks	ac	1,215	1,076
Items in course of collection		79	95
Disposal groups and non-current assets held for sale	c	336	561
Trading portfolio financial assets	d	2	24
Derivative financial instruments	e	1,653	2,768
Loans and receivables to banks	f	23,856	31,284
Loans and receivables to customers	g	31,603	37,234
NAMA senior bonds	j	15,598	17,082
Financial investments available for sale	k	20,129	14,930
Interests in associated undertakings		3	3
Investments in Group undertakings	l	4,859	2,735
Intangible assets	m	159	168
Property, plant and equipment	n	252	267
Other assets		145	110
Current taxation		1	6
Deferred taxation	o	2,839	2,919
Prepayments and accrued income		533	469

Total assets		103,262	111,731

Liabilities
Deposits by central banks and banks	p	29,112	39,389
Customer accounts	q	53,112	48,751
Derivative financial instruments	e	2,404	3,541
Debt securities in issue	r	3,271	5,142
Current taxation		17	14
Other liabilities	s	380	520
Accruals and deferred income		635	826
Retirement benefit liabilities	b	141	667
Provisions for liabilities and commitments	t	215	199
Subordinated liabilities and other capital instruments	u	1,352	1,271

Total liabilities		90,639	100,320

Shareholders’ equity
Share capital	v	5,248	5,206
Share premium	v	2,848	2,890
Reserves		4,527	3,315

Total shareholders’ equity		12,623	11,411

Total liabilities and shareholders’ equity		103,262	111,731

*Restated due to change in accounting policy for employee benefits (note af).

David Hodgkinson, Chairman; David Duffy, Chief Executive Officer; Catherine Woods, Director; David O’Callaghan, Company Secretary.

Statement of cash flows – Allied Irish Banks, p.l.c. for the year ended 31 December 2013

	Notes	2013 € m	Restated* 2012 € m	Restated* 2011 € m

Reconciliation of profit/(loss) before taxation to net cash outflow from operating activities
Profit/(loss) for the year from continuing operations before taxation		497	(1,590)	(4,539)
Adjustments for:
Gain on redemption/remeasurement of subordinated liabilities and other capital instruments		–	–	(3,154)
(Profit) on disposal of businesses		–	(1)	–
(Profit)/loss on disposal of property, plant and equipment		(1)	(2)	1
Loss on disposal/transfer of loans and receivables		197	209	689
Dividend income		(9)	(280)	(2,205)
Impairment of associated undertakings		2	5	–
(Writeback)/impairment of subsidary undertakings	l	(1,351)	(136)	3,813
Gain on designation of associate as an equity investment at fair value through profit or loss		–	(184)	–
Provisions for impairment on loans and receivables	i	1,005	1,353	5,306
Provisions/(writeback of provisions) for liabilities and commitments		17	9	(129)
(Writeback)/provisions for impairment on financial investments available for sale		(18)	79	275
Change in other provisions		5	88	35
Retirement benefits – defined benefit (credit)/expense	b	(98)	(137)	45
Termination benefits	b	(2)	94	–
Contributions to defined benefit pension schemes	b	(194)	(187)	(73)
Depreciation, amortisation and impairment		104	95	101
Interest on subordinated liabilities and other capital instruments		241	223	172
(Profit)/loss on disposal of financial investments available for sale		(38)	74	42
Remeasurement of NAMA senior bonds		(62)	–	–
Amortisation of premiums and discounts		(48)	(125)	(65)
Change in prepayments and accrued income		(65)	103	(18)
Change in accruals and deferred income		(192)	81	37

Net cash (outflow)/inflow from operating activities before changes in operating assets and liabilities		(10)	(229)	333

Change in deposits by central banks and banks		(10,067)	(6,993)	(27,895)
Change in customer accounts(1)		4,547	1,871	(9,784)
Change in loans and receivables to customers(2)		4,450	4,224	15,781
Change in NAMA senior bonds		1,611	2,395	886
Change in loans and receivables to banks		6,740	4,707	9,747
Change in trading portfolio financial assets/liabilities		21	33	(22)
Change in derivative financial instruments		257	(655)	593
Change in items in course of collection		16	4	34
Change in debt securities in issue		(1,846)	(4,765)	(2,783)
Change in other assets		(35)	186	(139)
Change in other liabilities		(186)	(49)	(36)
Effect of exchange translation and other adjustments		71	(651)	(221)

Net cash inflow/(outflow) from operating assets and liabilities		5,579	307	(13,839)

Net cash inflow/(outflow) from operating activities before taxation		5,569	78	(13,506)
Taxation refund		21	42	15

Net cash inflow/(outflow) from operating activities		5,590	120	(13,491)
Investing activities (note a)		(5,773)	(617)	1,601
Financing activities (note b)		(160)	(160)	11,333

Change in cash and cash equivalents		(343)	(657)	(557)
Opening cash and cash equivalents		2,434	3,092	3,618
Effect of exchange translation adjustments		(25)	(1)	31

Closing cash and cash equivalents		2,066	2,434	3,092

*Restated due to change in accounting policy for employee benefits (note af).

Statement of cash flows – Allied Irish Banks, p.l.c. (continued) for the year ended 31 December 2013

	Notes	2013 € m	Restated* 2012 € m	Restated* 2011 € m

(a) Investing activities
Net cash outflow on acquisition of business combinations		(325)	–	(3,779)
Purchase of financial investments available for sale	k	(7,367)	(4,522)	(2,378)
Proceeds from sales and maturity of financial investments available for sale	k	2,556	4,320	8,251
Additions to property, plant and equipment	n	(30)	(32)	(16)
Disposal of property, plant and equipment		15	2	2
Additions to intangible assets	m	(57)	(68)	(31)
Disposal of investment in associated undertakings		10	–	–
Investment in Group undertakings(3)	l	(773)	(600)	(2,660)
Dividends received from subsidiary companies		6	264	2,205(	4)
Disposal/redemption of investment in businesses and subsidiaries		190	10	7
Dividends received from associated undertakings		2	9	–

Cash flows from investing activities		(5,773)	(617)	1,601

(b) Financing activities
Proceeds of issue of CCNs	u	–	–	1,600
Proceeds of issue of share capital to NPRFC		–	–	5,000
Capital contributions from the Minister for Finance and the NPRFC	x	–	–	6,054
Redemption of subordinated liabilities and other capital instruments		–	–	(1,089)
Cost of redemption of capital instruments		–	–	(9)
Interest paid on subordinated liabilities and other capital instruments		(160)	(160)	(223)

Cash flows from financing activities		(160)	(160)	11,333

(1)Includes deposits placed by the NTMA € 6,683 million (2012: € 1,127 million; 2011: € 27 million).

(2)Includes loans and receivables to customers within disposal groups and non-current assets held for sale and in 2011, loans and receivables held for sale to NAMA.

(3)Additions to investment in Group undertakings of € 773 million (2012: € 600 million ; 2011: € 3,637 million) (note l) include non-cash transactions of Nil (2012: Nil; 2011: € 977 million in relation to investments in EBS Limited and Anglo Irish Bank Corporation (International) plc.)

(4) Dividends include € 2,180 million from AIB European Investments Limited, which was the holding company of BZWBK. The proceeds of sale of BZWBK were remitted by AIB European Investments Limited to Allied Irish Banks, p.l.c. by way of dividend.

*Restated due to change in accounting policy for employee benefits (note af).

Statement of changes in equity – Allied Irish Banks, p.l.c.

for the year ended 31 December 2013

	Share capital	Share premium	Capital reserves	Revaluation reserves	Available for sale securities reserves	Cash flow hedging reserves	Revenue reserves	Foreign currency translation reserves	Treasury shares	Share based payments reserves	Total
	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m

At 1 January 2013 as reported	5,206	2,890	1,764	13	269	(35)	1,799	(70)	(549)	36	11,323
Change in accounting policy	–	–	–	–	–	–	88	–	–	–	88

As restated	5,206	2,890	1,764	13	269	(35)	1,887	(70)	(549)	36	11,411
Total comprehensive income for the year
Profit for the year	–	–	–	–	–	–	529	–	–	–	529
Other comprehensive income	–	–	–	(1)	485	4	198	(3)	–	–	683

Total comprehensive income for the year	–	–	–	(1)	485	4	727	(3)	–	–	1,212

Transactions with owners, recorded directly in equity
Contributions by and distributions to owners
Capital contributions (note w)	–	–	(219)	–	–	–	219	–	–	–	–
Ordinary shares issued in lieu of dividend (note v)	42	(42)	–	–	–	–	–	–	–	–	–
Share based payments	–	–	–	–	–	–	10	–	–	(10)	–

Total contributions by and distributions to owners	42	(42)	(219)	–	–	–	229	–	–	(10)	–

At 31 December 2013	5,248	2,848	1,545	12	754	(31)	2,843	(73)	(549)	26	12,623

Statement of changes in equity – Allied Irish Banks, p.l.c.

for the year ended 31 December 2012

												Restated*

	Share capital	Share premium	Capital reserves	Capital redemption reserves	Revaluation reserves	Available for sale securities reserves	Cash flow hedging reserves	Revenue reserves	Foreign currency translation reserves	Treasury shares	Share based payments reserves	Total
	€ m	€ m	€ m	€ m	€ m	€m	€ m	€m	€m	€ m	€m	€ m

At 1 January 2012	5,170	4,926	2,011	3,958	15	(948)	122	(2,355)	(68)	(549)	36	12,318
Total comprehensive income for the year
Loss for the year*	–	–	–	–	–	–	–	(1,350)	–	–	–	(1,350)
Other comprehensive income*	–	–	–	–	(2)	1,217	(157)	(613)	(2)	–	–	443

Total comprehensive income for the year	–	–	–	–	(2)	1,217	(157)	(1,963)	(2)	–	–	(907)

Transactions with owners, recorded directly in equity
Contributions by and distributions to owners
Capital contributions (note w)	–	–	(247)	–	–	–	–	247	–	–	–	–
Reduction of capital (notes v and w)	–	(2,000)	–	(3,958)	–	–	–	5,958	–	–	–	–
Ordinary shares issued in lieu of dividend (note v)	36	(36)	–	–	–	–	–	–	–	–	–	–

Total contributions by and distributions to owners	36	(2,036)	(247)	(3,958)	–	–	–	6,205	–	–	–	–

At 31 December 2012 – restated	5,206	2,890	1,764	–	13	269	(35)	1,887	(70)	(549)	36	11,411

*Restated due to change in accounting policy for employee benefits (note af).

Notes to the financial statements – Allied Irish Banks, p.l.c.

Accounting policies

Where applicable, the accounting policies adopted by Allied Irish Banks, p.l.c. are the same as those of AIB Group as set out on pages 209 to 239.

a Administrative expenses	2013 € m	Restated* 2012 € m	Restated* 2011 € m

Personnel expenses:
Wages and salaries	535	630	610
Termination benefits(1)	65	129	–
Retirement benefits(2)	(85)	(123)	58
Social security costs	58	68	64
Other personnel expenses	(57)	7	(5)

	516	711	727
General and administrative expenses(3)	381	424	471

	897	1,135	1,198

(1) On 21 May 2012, AIB announced the specific terms of a voluntary severance programme which included both an early retirement scheme and a voluntary severance scheme. At 31 December 2013, a charge of € 65 million (2012: € 128 million*) has been recognised in the income statement in respect of termination benefits arising from the voluntary severance programme. This amount comprises € 20 million (2012: € 107 million*) in respect of past service costs relating to the early retirement scheme and € 69 million (2012: € 35 million*) relating to the voluntary severance scheme (notes b and t) and a credit of € 24 million (2012: € 14 million*) in respect of a pension curtailment gain. In addition, a provision of Nil (2012: € 1 million) has been made in respect of termination benefits in Allied Irish America.

(2) Comprises a credit of € 98 million relating to defined benefit expense (2012: a credit of € 137 million*; 2011: charge of € 45 million*), a defined contribution expense of € 7 million (2012: € 7 million; 2011: € 6 million) and a long term disability payments expense of € 6 million (2012: € 7 million; 2011: € 7 million) (see note b).

(3) Includes external costs relating to the transfer of financial instruments to NAMA that amounted to Nil (2012: € 3 million; 2011: € 28 million).

*Restated due to change in accounting policy for employee benefits (note af).

b      Retirement benefits

Allied Irish Banks, p.l.c. operates a number of pension and retirement benefit schemes for employees. These include both defined benefit and defined contribution schemes. A hybrid scheme includes elements of a defined benefit scheme and a defined contribution scheme.

All defined benefit schemes operated by Allied Irish Banks, p.l.c. closed to future accrual with effect from 31 December 2013 and all staff transferred to defined contribution schemes. This led to a reduction of € 186 million in the defined benefit obligation and a credit to the income statement as a curtailment.

Defined benefit schemes

Of the defined benefit schemes operated by Allied Irish Banks, p.l.c., the most significant is the AIB Group Irish Pension Scheme (‘the Irish scheme’), further details of which are provided in the Group’s retirement benefits note (note 12).

Financial and mortality assumptions

The financial and mortality assumptions adopted in the preparation of these financial statements are the same as those adopted in the preparation of the Group’s financial statements. See note 12 for further details.

Sensitivity analysis for principal assumptions used to measure scheme liabilities

There are inherent uncertainties surrounding the financial assumptions adopted in calculating the actuarial valuation of the Allied Irish Banks, p.l.c. pension schemes. A sensitivity analysis of the key assumptions for the Irish scheme is set out in the Group’s retirement benefits note (note 12).

Movement in defined benefit obligation and scheme assets

The following table sets out the movement in the defined benefit obligation and scheme assets during 2013 and 2012:

			2013			Restated* 2012

	Defined benefit obligation € m	Fair value of scheme assets € m	Net defined benefit liability (asset) € m	Defined benefit obligation € m	Fair value of scheme assets € m	Net defined benefit liability (asset) € m

At 1 January	4,179	(3,512)	667	3,422	(2,628)	794
Included in profit or loss
Current service cost	64	–	64	62	–	62
Past service cost:
– Termination benefits	20	–	20	108	–	108
– Other	2	–	2	(218)	–	(218)
Interest cost (income)	164	(142)	22	169	(143)	26
Curtailment
– Termination	(24)	–	(24)	(14)	–	(14)
– Other	(186)	–	(186)	(8)	–	(8)

	40	(142)	(102)	99	(143)	(44)
Included in other comprehensive income
Remeasurements loss (gain):
– Actuarial loss (gain) arising from:
– Experience adjustments	54	–	54	10	–	10
– Changes in demographic assumptions	(115)	–	(115)	125	–	125
– Changes in financial assumptions	79	–	79	716	–	716
– Return on scheme assets excluding interest income(1)	–	(247)	(247)	–	(151)	(151)
Translation adjustment on non-euro schemes	(1)	1	–	(1)	–	(1)

	17	(246)	(229)	850	(151)	699
Other
Contributions by employer	–	(194)	(194)	–	(781)	(781)
Contributions by employees	14	(14)	–	17	(17)	–
Benefits paid	(179)	178	(1)	(209)	208	(1)

	(165)	(30)	(195)	(192)	(590)	(782)

At 31 December	4,071	(3,930)	141	4,179	(3,512)	667

(1)Includes payment of pension levy.

*Restated due to change in accounting policy for employee benefits (note af).

Notes to the financial statements – Allied Irish Banks, p.l.c.

b      Retirement benefits (continued)

Scheme assets

The following table sets out an analysis of the schemes assets at 31 December 2013 and 2012:

	2013 € m	2012 € m

Cash and cash equivalents	257	56
Equity instruments
Quoted equity instruments:
Basic materials	81	91
Consumer goods	181	169
Consumer services	144	124
Energy	125	127
Financials	306	277
Healthcare	128	107
Industrials	172	150
Technology	134	119
Telecoms	55	52
Utilities	44	44
Total quoted equity instruments	1,370	1,260
Unquoted equity instruments	6	6

Total equity instruments	1,376	1,266

Debt instruments
Quoted debt instruments
Corporate bonds	152	104
Government bonds	541	681
Total quoted debt instruments	693	785
Unquoted debt instruments
Corporate bonds	49	42
Government bonds	28	27
Total unquoted debt instruments	77	69

Total debt instruments	770	854

Real estate(1)	187	186
Derivatives(2)	7	7
Investment funds
Quoted investment funds
Bonds	288	29
Equity	159	336
Forestry	33	32
Multi asset	320	169
Total quoted investment funds	800	566
Unquoted investment funds	5	5

Total investment funds	805	571

Mortgage backed securities(3)	528	572

Fair value of schemes assets at 31 December	3,930	3,512

(1)Located in Europe.

(2)Amount relates to foreign exchange derivatives.

(3)A quoted market price in an active market is not available for mortgage backed securities.

b Retirement benefits (continued)

Defined contribution schemes

Allied Irish Banks, p.l.c. operates a defined contribution (“DC”) scheme, further details of which are provided in the Group’s retirement benefits note (note 12). The total cost in respect of the DC scheme for 2013 was € 7 million (2012: € 7 million; 2011: € 6 million). The cost in respect of defined contributions is included in administrative expenses (note a).

Long-term disability payments

Allied Irish Banks, p.l.c. provides an additional benefit to employees who suffer prolonged periods of sickness. It provides for the partial replacement of income in event of illness or injury resulting in the employee’s long term absence from work. In 2013, Allied Irish Banks, p.l.c. contributed € 6 million (2012: € 7 million; 2011: € 7 million) towards insuring this benefit. This amount is included in administrative expenses (note a).

Notes to the financial statements – Allied Irish Banks, p.l.c.

c      Disposal groups and non-current assets held for sale

At 31 December 2013, disposal groups and non-current assets held for sale include loans and receivables, and Ark Life Assurance Company Limited (‘Ark Life’) which is held as a subsidiary acquired exclusively for resale.

Disposal groups and non-current assets/liabilities are shown as single line items in the statement of financial position with no re-presentation of comparatives. An analysis of the components of these single line items is set out below:

			2013		2012

	Assets € m		Liabilities € m	Assets € m	Liabilities € m

Loans and receivables(1):
Customers	28		–	353	–
Associated undertakings(2)(3)	–		–	12	–
Other:
Equity investment at fair value through profit or loss(3)	–		–	196	–
Other	6		–	–	–
	6		–	196	–
Discontinued operations:
Ark Life	302	(4)	–	–	–

Total disposal groups and non-current assets held for sale	336		–	561	–

(1)Loans and receivables held for sale are net of provisions of Nil (31 December 2012: € 122 million) (note i).

(2)Associated undertakings include LaGuardia Hotel € 12 million at 31 December 2012.

(3)On 1 July 2012, AIB designated its investment in ALH as an equity investment at fair value through profit or loss. The sale of this investment completed on 8 March 2013 (note 31 to the consolidated financial statements).

(4)Following the disposal of ALH, AIB acquired a 100% interest in Ark Life Assurance Company Limited. This subsidiary was acquired exclusively with a view to its subsequent disposal, accordingly, it was classified on acquisition date as a discontinued operation in accordance with IFRS 5 Non-current Assets Held for

Sale and Discontinued Operations (note 21 to the consolidated financial statements).

Further details of loans and receivables held for sale are set out in the Risk management section of this report.

d Trading portfolio financial assets	2013 €m	2012 € m

Debt securities	1	22
Equity securities	1	2

	2	24

	2013 €m	2012 € m

Of which listed:
Debt securities	1	22
Equity securities	–	1
Of which unlisted:
Equity securities	1	1

	2	24

e   Derivative financial instruments

Details of derivative transactions entered into and their purpose are described in note 23 to the consolidated financial statements.

The following table presents the notional principal amount together with the positive fair value of interest rate, exchange rate, equity and credit derivative contracts for 2013 and 2012.

	2013 € m	2012 € m

Interest rate contracts(1)
Notional principal amount	137,851	132,053
Positive fair value	1,447	2,576

Exchange rate contracts(1)
Notional principal amount	4,328	7,539
Positive fair value	35	71

Equity contracts(1)
Notional principal amount	3,611	3,833
Positive fair value	171	121

Credit derivatives(1)
Notional principal amount	–	114
Positive fair value	–	–

Total notional principal amount	145,790	143,539

Positive fair value	1,653	2,768

(1)Interest rate, exchange rate and credit derivative contracts are entered into for both hedging and trading purposes. Equity contracts are entered into for trading purposes only.

The following table analyses the notional principal amount and positive fair value of interest rate, exchange rate, equity and credit derivative contracts by residual maturity:

				2013				2012

	< 1 year € m	1 < 5 years € m	5 years + € m	Total € m	< 1 year € m	1 < 5 years € m	5 years + € m	Total € m

Residual maturity
Notional principal amount	57,300	52,679	35,811	145,790	71,897	36,529	35,113	143,539
Positive fair value	218	945	490	1,653	463	1,270	1,035	2,768

Allied Irish Banks, p.l.c. has the following concentration of exposures in respect of notional principal amount and positive fair value of interest rate, exchange rate, equity and credit derivative contracts. The concentrations are based primarily on the location of the office recording the transaction.

	Notional principal amount		Positive fair value

	2013 € m	2012 € m	2013 € m	2012 € m

Republic of Ireland	143,795	140,364	1,399	2,356
United Kingdom	1,609	2,571	236	377
United States of America	386	604	18	35

	145,790	143,539	1,653	2,768

Notes to the financial statements – Allied Irish Banks, p.l.c.

e   Derivative financial instruments (continued)

The following table shows the notional principal amount and the fair value of derivative financial instruments analysed by product and purpose as at 31 December 2013 and 31 December 2012. A description of how the fair values of derivatives are determined is set out in note 23 to the consolidated financial statements.

				2013				2012

	Notional	Fair values			Notional	Fair values
	principal	Assets		Liabilities	principal	Assets		Liabilities
	amount				amount
	€ m	€ m		€ m	€ m	€ m		€ m

Derivatives held for trading
Interest rate derivatives – over the counter (“OTC”)
Interest rate swaps	44,194	1,047		(1,089)	24,987	1,383		(1,623)
Cross-currency interest rate swaps	720	47		(43)	1,826	80		(68)
Interest rate options	800	6		(6)	1,015	9		(9)

Total interest rate derivatives – OTC	45,714	1,100		(1,138)	27,828	1,472		(1,700)

Interest rate derivatives – exchange traded
Interest rate futures	121	–		–	124	–		–

Total interest rate derivatives -exchange traded	121	–		–	124	–		–

Total interest rate derivatives	45,835	1,100		(1,138)	27,952	1,472		(1,700)

Foreign exchange derivatives – OTC
Foreign exchange contracts	4,143	32		(33)	7,320	69		(19)
Currency options bought and sold	185	3		(2)	219	2		(2)

Total foreign exchange derivatives	4,328	35		(35)	7,539	71		(21)

Equity derivatives – OTC
Equity index options	3,611	171		(174)	3,833	121		(123)

Total equity derivatives	3,611	171		(174)	3,833	121		(123)

Credit derivatives – OTC
Credit derivatives	–	–		–	69	–		(20)

Total credit derivatives	–	–		–	69	–		(20)

Total derivatives held for trading	53,774	1,306		(1,347)	39,393	1,664		(1,864)

Derivatives held for hedging
Derivatives designated as fair value hedges – OTC
Interest rate swaps	13,110	222		(588)	34,110	352		(732)

Total derivatives designated as fair value hedges	13,110	222		(588)	34,110	352		(732)

Derivatives designated as cash flow hedges – OTC
Interest rate swaps	75,751	110		(389)	67,621	729		(850)
Cross currency interest rate swaps	3,155	15		(80)	2,370	23		(94)
Credit default swaps	–	–		–	45	–		(1)

Total derivatives designated as cash flow hedges	78,906	125		(469)	70,036	752		(945)

Total derivatives held for hedging	92,016	347		(1,057)	104,146	1,104		(1,677)

Total derivative financial instruments	145,790	1,653	(1)	(2,404)(2)	143,539	2,768	(1)	(3,541)	(2)

(1)Includes exposure to subsidiary undertakings of € 163 million (2012: € 293 million).

(2)Includes amounts due to subsidiary undertakings of € 403 million (2012: € 485 million)

e   Derivative financial instruments (continued)

Cash flow hedges

The table below sets out the hedged cash flows which are expected to occur in the following periods:

					2013

	Within 1 year	Between 1	Between 2	More than	Total
		and 2 years	and 5 years	5 years
	€ m	€ m	€ m	€ m	€ m

Forecast receivable cash flows	91	73	232	240	636
Forecast payable cash flows	31	38	95	111	275

					2012

	Within 1 year	Between 1	Between 2	More than	Total
		and 2 years	and 5 years	5 years
	€ m	€ m	€ m	€ m	€ m

Forecast receivable cash flows	82	25	71	36	214
Forecast payable cash flows	18	16	78	41	153

The table below sets out the hedged cash flows, including amortisation of terminated cashflow hedges, which are expected to impact the income statement in the following periods:
					2013

	Within 1 year	Between 1	Between 2	More than	Total
		and 2 years	and 5 years	5 years
	€ m	€ m	€ m	€ m	€ m

Forecast receivable cash flows	91	73	232	240	636
Forecast payable cash flows	56	56	134	116	362

					2012

	Within 1 year	Between 1	Between 2	More than	Total
		and 2 years	and 5 years	5 years
	€ m	€ m	€ m	€ m	€ m

Forecast receivable cash flows	82	25	71	36	214
Forecast payable cash flows	48	45	126	57	276

Notes to the financial statements – Allied Irish Banks, p.l.c.

f Loans and receivables to banks	2013 € m	2012 € m

Funds placed with central banks	95	89
Funds placed with other banks	23,768	31,199
Provision for impairment (note i)	(7)	(4)

	23,856	31,284

Of which:
Due from third parties	1,008	1,575
Due from subsidiary undertakings(1)	22,848	29,709
	23,856	31,284

Amounts include:
Reverse repurchase agreements	16	61

Loans and receivables to banks by geographical area(2)	2013 € m	2012 € m

Republic of Ireland	22,949	29,530
United Kingdom	903	1,750
United States of America	4	4

	23,856	31,284

(1)Amounts due from subsidiary undertakings may include repurchase agreements.

(2)The classification of loans and receivables to banks by geographical area is based primarily on the location of the office recording the transaction.

Loans and receivables to banks include cash collateral of € 795 million (2012: € 1,186 million) placed with derivative counterparties in relation to net derivative positions (note e).

g Loans and receivables to customers	2013 € m	2012 € m

Loans and receivables to customers	42,292	47,559
Amounts receivable under finance leases and hire purchase contracts (note h)	438	456
Unquoted debt securities	137	224
Provisions for impairment (note i)	(11,264)	(11,005)

	31,603	37,234

Of which:
Due from third parties	21,428	25,343
Due from subsidiary undertakings(1)	10,175	11,891
	31,603	37,234

Of which repayable on demand or at short notice	29,126	24,195
Amounts include:
Due from associated undertakings	–	–

(1)Amounts due from subsidiary undertakings may include repurchase agreements.

h  Amounts receivable under finance leases and hire purchase contracts

The following balances principally comprise of leasing arrangements involving vehicles, plant, machinery and equipment.

	2013 € m	2012 € m

Gross receivables
Not later than 1 year	133	131
Later than one year and not later than 5 years	336	362
Later than 5 years	11	11

	480	504
Unearned future finance income	(45)	(50)
Deferred costs incurred on origination	3	2

Total	438	456

Present value of minimum payments analysed by residual maturity
Not later than 1 year	133	130
Later than one year and not later than 5 years	296	317
Later than 5 years	9	9

Present value of minimum payments	438	456

Provision for uncollectible minimum payments receivable(1)	98	104
Net investment in new business	199	155

(1)Included in the provisions for impairment on loans and receivables to customers (note i).

Notes to the financial statements – Allied Irish Banks, p.l.c.

i   Provisions for impairment on loans and receivables

The following table shows provisions for impairment on loans and receivables (both to banks and customers) and also includes loans and receivables within disposal groups and non-current assets held for sale. The classification of loans and receivables below aligns to the asset classes disclosed in the ‘Risk management’ section.

						2013

	Residential	Other	Property and	SME/Other	Corporate	Total
	mortgages	personal	construction	commercial
	€ m	€ m	€ m	€ m	€ m	€ m

At 1 January 2013	146	1,066	6,534	2,811	574	11,131
Exchange translation adjustments	–	(3)	(4)	(12)	(5)	(24)
Transfers(1)	–	–	(33)	–	–	(33)
Charge against income statement	84	134	545	212	30	1,005
Amounts written off	(9)	(109)	(92)	(300)	(172)	(682)
Disposals	–	–	(7)	–	(120)	(127)
Recoveries of amounts written off in previous years	–	1	–	–	–	1

At 31 December 2013	221	1,089	6,943	2,711	307	11,271

Total provisions are split as follows:
Specific	194	1,038	6,751	2,626	228	10,837
IBNR	27	51	192	85	79	434

	221	1,089	6,943	2,711	307	11,271

Amounts include:
Loans and receivables to banks (note f)						7
Loans and receivables to customers (note g)						11,264

						11,271

						2012

	Residential	Other	Property and	SME/Other	Corporate	Total
	mortgages	personal	construction	commercial
	€ m	€ m	€ m	€ m	€ m	€ m

At 1 January 2012	174	985	6,049	2,475	527	10,210
Exchange translation adjustments	–	–	(2)	(4)	2	(4)
Transfers(1)	(17)	–	29	–	–	12
Charge against income statement	(7)	191	557	450	162	1,353
Amounts written off	(4)	(110)	(99)	(105)	(117)	(435)
Disposals	–	–	–	(6)	–	(6)
Recoveries of amounts written off in previous years	–	–	–	1	–	1

At 31 December 2012	146	1,066	6,534	2,811	574	11,131

Total provisions are split as follows:
Specific	125	1,004	6,269	2,618	476	10,492
IBNR	21	62	265	193	98	639

	146	1,066	6,534	2,811	574	11,131

Amounts include:
Loans and receivables to banks (note f)						4
Loans and receivables to customers (note g)						11,005
Loans and receivables of disposal groups and non-current assets held for sale (note c)						122

						11,131

(1)Includes transfers (to)/from provisions for liabilities and commitments.

j    NAMA senior bonds

During 2010 and 2011, AIB received NAMA senior bonds and NAMA subordinated bonds as consideration for loans and receivables transferred to NAMA.

The following table provides a movement analysis of the NAMA senior bonds:

	2013 € m	2012 € m

At 1 January	17,082	19,509
Additions(1)	279	–
Net returns	–	(136)
Amortisation of discount	65	104
Repayments	(1,890)	(2,395)
Effect of re-estimating the timing of cash flows	62	–

At 31 December	15,598	17,082

(1)Acquired from a subsidiary company.

k    Financial investments available for sale

The following table sets out at 31 December 2013 and 31 December 2012, the carrying value (fair value) of financial investments available for sale by major classifications together with the unrealised gains and losses:

						2013

	Fair value	Unrealised	Unrealised	Net unrealised	Tax effect	Net
	€ m	gross gains € m	gross losses € m	gains/(losses) € m	€ m	after tax € m

Debt securities
Irish Government securities	10,114	902	–	902	(113)	789
Euro government securities	1,968	110	(1)	109	(14)	95
Non Euro government securities	608	54	–	54	(6)	48
Supranational banks and government agencies	3,092	29	(6)	23	(3)	20
Other asset backed securities	535	1	(54)	(53)	7	(46)
Euro bank securities	3,683	42	(10)	32	(4)	28
Non Euro bank securities	34	–	–	–	–	–
Non Euro corporate securities	3	–	–	–	–	–
Other investments	12	–	–	–	–	–

Total debt securities	20,049	1,138	(71)	1,067	(133)	934

Equity securities
Equity securities – NAMA subordinated bonds	70	25	–	25	(3)	22
Equity securities – other	10	1	(7)	(6)	2	(4)

Total equity securities	80	26	(7)	19	(1)	18

Total financial investments available for sale	20,129	1,164	(78)	1,086	(134)	952

Notes to the financial statements – Allied Irish Banks, p.l.c.

k    Financial investments available for sale (continued)

						2012

	Fair value	Unrealised	Unrealised	Net unrealised	Tax effect	Net
	€ m	gross gains € m	gross losses € m	gains/(losses) € m	€ m	after tax € m

Debt securities
Irish Government securities	7,172	496	(1)	495	(62)	433
Euro government securities	1,754	153	(4)	149	(18)	131
Non Euro government securities	666	95	–	95	(12)	83
Supranational banks and government agencies	1,682	55	–	55	(7)	48
Collateralised mortgage obligations	22	–	(6)	(6)	1	(5)
Other asset backed securities	920	1	(140)	(139)	17	(122)
Euro bank securities	2,195	50	(11)	39	(5)	34
Non Euro bank securities	126	3	–	3	–	3
Euro corporate securities	87	6	(3)	3	(1)	2
Non Euro corporate securities	193	17	–	17	(4)	13
Other investments	12	–	–	–	–	–

Total debt securities	14,829	876	(165)	711	(91)	620

Equity securities
Equity securities - NAMA subordinated bonds	45	–	–	–	–	–
Equity securities - other	56	4	(8)	(4)	1	(3)

Total equity securities	101	4	(8)	(4)	1	(3)

Total financial investments available for sale	14,930	880	(173)	707	(90)	617

Available for sale financial investments with unrealised losses have been assessed for impairment based on the credit risk profile of the counterparties involved. Impairment losses on debt securities of Nil (2012: Nil) and Nil (2012: € 79 million) on equity securities have been recognised.

Analysis of movements in financial investments available for sale

			2013			2012

	Debt	Equity	Total	Debt	Equity	Total
	securities	securities		securities	securities
	€ m	€ m	€ m	€ m	€ m	€ m

At 1 January	14,829	101	14,930	13,132	204	13,336
Reclassification to disposal groups and non-current assets held for sale	–	–	–	–	(18)	(18)
Exchange translation adjustments	(44)	(1)	(45)	–	–	–
Purchases	7,346	21	7,367	4,516	6	4,522
Return of NAMA subordinated bonds	–	–	–	–	(3)	(3)
Sales	(1,758)	(75)	(1,833)	(2,249)	(24)	(2,273)
Maturities	(681)	–	(681)	(2,047)	–	(2,047)
Writeback/(provisions) for impairment	18	–	18	–	(79)	(79)
Amortisation of discounts net of premiums	(17)	–	(17)	21	–	21
Movement in unrealised gains	356	34	390	1,456	15	1,471

At 31 December	20,049	80	20,129	14,829	101	14,930

Of which:
Listed	20,037	7	20,044	14,817	53	14,870
Unlisted	12	73	85	12	48	60

	20,049	80	20,129	14,829	101	14,930

374

k    Financial investments available for sale (continued)

Debt securities analysed by remaining contractual maturity	2013 € m	2012 € m

Due within one year	1,186	798
After one year, but within five years	11,357	7,912
After five years, but within ten years	6,606	4,715
After ten years	900	1,404

	20,049	14,829

l Investments in Group undertakings	2013 € m	2012 € m

Equity
At 1 January	2,435	1,691
Additions(1)	773	600
Liquidations	–	(6)
Reversal of impairment/(impairment)	1,351	150

At 31 December	4,559	2,435

Subordinated debt
At 1 January	300	670
Redeemed	–	(370)

At 31 December	300	300

Total	4,859	2,735

Of which:
Credit institutions	4,229	2.348
Other	630	387

Total – all unquoted	4,859	2,735

(1)Additions include € 330 million investment in EBS Limited (2012: € 400 million); € 200 million investment in AIB Mortgage Bank (2012: € 200 million); and € 243 million investment in AIB Holdings (N.I.) Limited. Allied Irish Banks, p.l.c. also acquired a 100% investment in Ark Life Assurance Company Limited exclusively with a view to its subsequent resale. This investment is held within ‘Disposal groups and non-current assets held for sale’ (note c).

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

Notes to the financial statements – Allied Irish Banks, p.l.c.

l    Investments in Group undertakings (continued)

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

As at 31 December 2013, the total amount of principal outstanding in respect of mortgage covered securities issued was € 8.0 billion (2012: € 10.3 billion) of which € 3.3 billion was held by debt investors (2012: € 3.3 billion), Nil by Allied Irish Banks, p.l.c. (2012: € 1 billion) and € 4.8 billion was self issued to AIB Mortgage Bank (2012: € 6 billion). The bonds issued to Allied Irish Banks, p.l.c. and to AIB Mortgage Bank were held by the Central Bank of Ireland under sale and repurchase agreements. The total amount of principal outstanding in the covered assets pool including mortgage loans and cash was € 15.7 billion (2012: € 17.3 billion).

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

EBS Group had consolidated total assets of € 14 billion as at 31 December 2013. EBS operates in the Republic of Ireland and has a countrywide network of 54 tied branch agents, 20 agents and a direct telephone based distribution division, EBS Direct. EBS offers residential mortgages and savings products, together with life and property insurance on an agency basis. EBS also distributes mortgages through Haven Mortgages Limited, a wholly owned subsidiary, to independent mortgage intermediaries. It had an 11%. share of outstanding retail mortgage balances. At 31 December 2013, the tier 1 and total capital ratios for EBS were 9.48% and 10.67%, respectively.

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

In December 2008, EBS established EBS Mortgage Finance, a wholly owned subsidiary which is regulated by the Central Bank of Ireland. EBS Mortgage Finance is a designated mortgage credit institution for the purposes of the Asset Covered Securities Acts 2001 and 2007 (as amended) and also holds a banking licence. Its purpose is to issue Mortgage Covered Securities for the financing of loans secured on residential property in accordance with the Asset Covered Securities legislation. Such loans may be made directly by EBS Mortgage Finance or may be purchased from EBS and other members of the EBS Group or third parties. On 1 December 2008, 1 June 2009, 1 May 2010 and 1 November 2011, EBS transferred to EBS Mortgage Finance certain Irish residential loans and related security held by it and certain of its Irish residential loan business related to such loans and security. The aggregate book value of the Irish residential loans transferred was approximately € 3.41 billion in respect of the transfer on 1 December 2008; € 1.74 billion in respect of the transfer on 1 June 2009; € 803 million in respect of the transfer on 1 May 2010; and € 2.49 billion in respect of the transfer on 1 November 2011. As at 31 December 2013, the total amount of principal outstanding in the covered assets pool, including mortgage loans and cash, was € 5.4 billion (2012: € 5.8 billion).

In December 2008, EBS Mortgage Finance launched a € 6 billion Mortgage Covered Securities Programme. As at 31 December 2013, the total amount of principal outstanding in respect of the mortgage covered securities issued was € 2.8 billion (2012: € 3.15 billion) of which € 0.05 billion (2012: € 0.05 billion) was held by debt investors. The remaining € 2.75 billion (2012: € 3.1 billion) was issued to EBS.

l  Investments in Group undertakings (continued)

Principal subsidiary undertakings incorporated in the Republic of Ireland (continued)

EBS had set up a number of special purpose entities (“SPEs”) prior to its acquisition by AIB, namely, Emerald Mortgages No. 4 Public Limited Company; Emerald Mortgages No. 5 Limited; and Mespil 1 RMBS Limited. Loans and receivables which were transferred to these securitisation entities are included in the Group’s consolidated loans and receivables and amount to € 3,434 million (2012: € 3,539 million). For further details on these SPEs, see note 49 to the consolidated financial statements.

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

Notes to the financial statements – Allied Irish Banks, p.l.c.

l  Investments in Group undertakings (continued)

Letters of financial support given to subsidiaries by Allied Irish Banks, p.l.c.

Allied Irish Banks, p.l.c. has provided letters of financial support to the Board of Directors of the following subsidiaries:

AIB Mortgage Bank;	EBS Limited;
AIB Group (UK) plc;	AIB Holdings (NI) Limited and
AIB UK Loan Management Limited.

Impairment losses reversed/recognised in Group undertakings

Allied Irish Banks, p.l.c.’s (‘the parent company’) investments in Group undertakings are reviewed for impairment at the end of each reporting period if there are indications that impairment may have occurred. In addition, an assessment is carried out where there are indications that impairment losses recognised in prior periods may no longer exist or may have decreased.

The impairment testing for possible impairment involves comparing the recoverable amount of the individual investments with their carrying amount. Where the recoverable amount is less than the carrying amount, the difference is recognised as an impairment charge in the parent company’s financial statements.

For previously impaired investments, where the assessment indicates an increase in the recoverable amount, the impairment loss recognised in earlier periods is reversed. The carrying amount will only be increased up to the amount that it would have been had the original impairment not been recognised.

At 31 December 2013, the carrying value of investments in the following subsidiary undertakings of the parent company were reviewed for impairment/reversal of impairment:

–	AIB Mortgage Bank;
–	EBS Limited;
–	AIB Holdings (N. I.) Limited; and
–	AIB UK Loan Management Limited.

In respect of each of the subsidiaries, an impairment reversal/impairment loss was calculated by comparing its carrying value to the recoverable amount based on value-in-use calculations. Each subsidiary was determined to be a cash generating unit. In determining value-in-use, the expected pre-tax cash flows are discounted at an appropriate risk adjusted interest rate, both of which require the exercise of judgement. The discounted cash flows model calculates the present value of estimated future earnings attributable to Allied Irish Banks, p.l.c. as the shareholder. The estimation of pre-tax cash flows is sensitive to the periods for which forecasts are available and to assumptions as to long term growth rates.

During 2012 and 2013, AIB Group undertook a number of initiatives to improve its funding costs which had a direct impact on the profit projections of certain subsidiaries. In addition, the cost of retail deposits in Ireland reduced significantly in the past year. Furthermore, the expectations as regards future loan impairments in these subsidiaries also improved. Following the recent planning exercise approved by the Board in December 2013, forecasts for both AIB Mortgage Bank and EBS Limited indicated higher levels of profitability. Given that there were indications that the previous impairment provisions may have reversed, a review was undertaken at 31 December 2013 of the assumptions underpinning the previous impairment and to determine the recoverable amount of these subsidiaries.

The key assumptions used for determining value-in-use for each subsidiary are as follows:

AIB Mortgage Bank

The carrying value of AIB Mortgage Bank (“AIBMB”) prior to the 2013 impairment review was € 1,331 million, AIB having invested a further € 200 million during 2013. In 2011, an impairment provision of € 994 million was made against the carrying value.

Arising from the initiatives outlined above to improve profitability across the Group and the financial and economic environment that the business now operates in and the outturn of the recent planning exercise, AIB reviewed its investment given that there were strong indications that the previous impairment had reversed.

The recoverable amount of the investment was determined using cash flow projections based on financial plans approved by the Board and covering the period 2014 to 2017 and a growth rate of 2% from 2017 into perpetuity. The forecast cash flows were discounted at a rate of 10%. Based on these assumptions, the net present value of the investment was determined to be considerably in excess of the carrying value of € 1,331 million.

However, in accordance with IAS 36 Impairment of Assets, the impairment reversal was limited to the previous impairment amount of € 994 million. The resultant carrying value at € 2,325 million is approximately 20% lower than the value-in-use valuation above.

l  Investments in Group undertakings (continued)

Impairment losses reversed/recognised in Group undertakings

AIB Mortgage Bank (continued)

The results of this value-in-use valuation are sensitive to changes in the growth and discount rates. Increasing the discount rate to 12% and reducing the growth rate to 1% from 2017 into perpetuity would reduce the impairment reversal by € 191 million. Reductions to the discount rate combined with an increase in growth rates from 2017 would have no impact on the impairment reversal.

EBS Limited (“EBS”)

AIB carried out an impairment reversal assessment of its investment in EBS at 31 December 2013. Prior to this assessment, the investment was carried at € 880 million following a capital injection of € 330 million in 2013. At 31 December 2012, this investment was carried at € 550 million (investment of € 1,442 million net of impairment losses of € 892 million).

The recoverable amount of the investment was determined using the same methodology as for AIBMB and using the same parameters. Based on these, the net present value of the investment was determined to be € 977 million higher than the carrying value of € 880 million. However, Management introduced an extra layer of conservatism and applied an adjustment factor of 20% to take account of model uncertainty used to derive the recoverable amount. Accordingly, the impairment reversal was limited to € 600 million.

The results of this value-in-use valuation are sensitive to changes in the growth and discount rates. Increasing the discount rate to 12% and reducing the growth rate to 1% from 2017 into perpetuity and excluding the layer of conservatism applied above, would reduce the value-in-use to € 1,452 million and would reduce the impairment reversal by € 28 million. However, by including the layer of conservatism, the impairment reversal would reduce by € 318 million. A reduction of 1% in the discount rate combined with a 1% increase in the growth rate from 2017 would result in a full reversal of the previous impairment.

AIB Holdings (N.I.) Limited

The investment by Allied Irish Banks, p.l.c. in AIB Holdings (N.I.) Limited amounting to € 767 million was written down to Nil in 2011, driven by the negative asset value in this subsidiary. There was no change to the carrying value arising from the impairment review in 2012. In 2013, AIB provided a further capital injection of € 243 million (Stg£ 205 million) to AIB Holdings (N.I.) Limited and at 31 December 2013 this was fully impaired following an impairment assessment as there remains significant negative shareholder reserves in this company.

AIB UK Loan Management Limited

The carrying value of the investment in AIB UK Loan Management Limited was written down to Nil in 2011 as it was expected that all assets would be disposed of at a loss and the business would cease, with no residual value. However, the full planned deleveraging did not transpire and while the remaining assets are now being run down in line with their repayment profile, they may still be considered for deleveraging.

Arising from an impairment reversal review at 31 December 2013, it was considered that there was uncertainty with regard to sufficient indicators that the impairment loss previously recognised may no longer exist. Accordingly, this investment continues to be carried at Nil value.

Notes to the financial statements – Allied Irish Banks, p.l.c.

m  Intangible assets

	2013			2012
	Software € m	Other € m	Total € m	Software € m	Other € m	Total € m

Cost
At 1 January	600	3	603	532	3	535
Additions – internally generated	47	–	47	59	–	59
– externally purchased	10	–	10	9	–	9
Amounts written off(1)	(1)	–	(1)	–	–	–

At 31 December	656	3	659	600	3	603

Amortisation/impairment
At 1 January	432	3	435	378	3	381
Amortisation for the year	51	–	51	52	–	52
Impairment for the year	15	–	15	2	–	2
Amounts written off(1)	(1)	–	(1)	–	–	–

At 31 December	497	3	500	432	3	435

Net book value at 31 December	159	–	159	168	–	168

(1)Relates to assets which are no longer in use with a nil carrying value.

Internally generated intangible assets under construction amounted to: € 32 million (31 December 2012: € 44 million).

Internally generated software amounted to: € 357 million (31 December 2012: € 300 million).

n  Property, plant and equipment

			Property	Equipment	Total

	Freehold € m	Long leasehold € m	Leasehold under 50 years € m	€ m	€ m

Cost
At 1 January 2013	126	84	81	415	706
Additions	1	–	13	16	30
Disposals	(13)	(3)	(1)	(10)	(27)

At 31 December 2013	114	81	93	421	709

Depreciation/impairment
At 1 January 2013	37	22	46	334	439
Depreciation charge for the year	3	1	3	20	27
Impairment charge for the year	1	1	2	–	4
Disposals	(5)	(1)	(1)	(6)	(13)

At 31 December 2013	36	23	50	348	457

Net book value at 31 December 2013	78	58	43	73	252

			Property	Equipment	Total

	Freehold € m	Long leasehold € m	Leasehold under 50 years € m	€ m	€ m

Cost
At 1 January 2012	125	85	84	407	701
Reclassifications	1	(1)	–	–	–
Additions	1	–	7	24	32
Disposals	(1)	–	(9)	(14)	(24)
Amounts written off(1)	–	–	(1)	(2)	(3)

At 31 December 2012	126	84	81	415	706

Depreciation/impairment
At 1 January 2012	31	20	48	324	423
Depreciation charge for the year	4	2	8	25	39
Impairment for the year	2	–	–	–	2
Disposals	–	–	(9)	(13)	(22)
Amounts written off(1)	–	–	(1)	(2)	(3)

At 31 December 2012	37	22	46	334	439

Net book value at 31 December 2012	89	62	35	81	267

(1)Relates to assets which are no longer in use with a Nil carrying value.

The net book value of property occupied by Allied Irish Banks, p.l.c. for its own activities was € 166 million (2012: € 185 million).

Property and equipment includes € 10 million for items in the course of construction (2012:€ 2 million).

Notes to the financial statements – Allied Irish Banks, p.l.c.

	Restated*
o Deferred taxation	2013 € m	2012 € m

Deferred tax assets:
Provision for impairment of loans and receivables	1	–
Available for sale securities	–	–
Retirement benefits	21	80
Cash flow hedges	6	8
Unutilised tax losses	2,848	2,800
Assessed leased to customers	2	–
Other	81	87

Total gross deferred tax assets	2,959	2,975

Deferred tax liabilities:
Cash flow hedges	–	–
Assets used in business	(15)	(15)
Available for sale securities	(105)	(41)

Total gross deferred tax liabilities	(120)	(56)

Net deferred tax assets	2,839	2,919

Represented on the balance sheet as follows:
Deferred tax assets	2,839	2,919

For each of the years ended 31 December 2013 and 2012, full provision has been made for capital allowances and other temporary differences.

*Restated due to change in accounting policy for employee benefits (note af).

Analysis of movements in deferred taxation	2013 € m	2012 € m

At 1 January	2,919	2,738
Deferred tax through other comprehensive income	(96)	(69)
Income statement	16	250

At 31 December	2,839	2,919

Comments on the basis of recognition of deferred tax assets on unused tax losses are included in ‘Critical accounting policies and estimates’ on pages 50 to 53. Comments on the prospective regulatory capital treatment of deferred tax assets are included in ‘Risk factors’ on page 65.

At 31 December 2013, recognised deferred tax assets on tax losses and other temporary differences, net of deferred tax liabilities, totalled € 2,839 million (2012: € 2,919 million). The most significant tax losses arise in the Irish tax jurisdiction and their utilisation is dependent on future taxable profits.

Temporary differences recognised in other comprehensive income consist of deferred tax on available for sale securities, cash flow hedges and actuarial gains/losses on retirement benefit schemes. Temporary differences recognised in the income statement consist of provision for impairment on loans and receivables, amortised income, assets leased to customers, and assets used in the course of business.

p Deposits by central banks and banks	2013 € m	2012 € m

Central banks
Securities sold under agreements to repurchase	11,750	19,760
Other borrowings	–	–
	11,750	19,760
Banks
Securities sold under agreements to repurchase	9,136	5,414
Other borrowings	8,226	14,215
	17,362	19,629

	29,112	39,389
Of which:
Due to third parties	21,640	25,752
Due to subsidiary undertakings(1)	7,472	13,637
	29,112	39,389
Amounts include:
Due to related party	–	–

(1)Amounts due to subsidiary undertakings may include repurchase agreements.

Details of AIB’s sale and repurchase activity are set out in note 49 to the consolidated financial statements.

Allied Irish Banks, p.l.c. has granted a floating charge over certain residential mortgage pools, the drawings against which were Nil at 31 December 2013 (2012: € 90 million).

Financial assets pledged under existing agreements to repurchase, and providing access to future funding facilities with central banks and banks are detailed in the following table:

	2013			2012
	Central	Banks	Total	Central	Banks	Total
	banks			banks
	€ m	€ m	€ m	€ m	€ m	€ m

Total carrying value of financial assets pledged	13,523	9,938	23,461	22,984	6,807	29,791
Of which:
Government securities(1)	11,980	6,441	18,421	14,795	4,835	19,630
Other securities	1,543	3,497	5,040	8,189	1,972	10,161

(1)Includes NAMA senior bonds.

Notes to the financial statements – Allied Irish Banks, p.l.c.

	2013	2012
q Customer accounts	€ m	€ m

Current accounts	13,674	12,193
Demand deposits	6,230	6,312
Time deposits	27,425	30,246
Securities sold under agreements to repurchase(1)	5,783	–

	53,112	48,751

Of which:
Non-interest bearing current accounts
Domestic offices	13,149	11,633
Foreign offices	226	214
Interest bearing deposits, current accounts and short-term borrowings
Domestic offices	37,808	34,631
Foreign offices	1,929	2,273
	53,112	48,751

Of which:
Due to third parties	47,456	42,363
Due to subsidiary undertakings(2)	5,656	6,388
	53,112	48,751
Amounts include:
Due to associated undertakings	150	1,259

(1)AIB pledged government available for sale securities with a fair value of € 5,814 million (2012: Nil) and non-government available for sale securities with a fair value of € 284 million (2012: Nil) as collateral for these facilities.

(2)Amounts due to subsidiary undertakings may include repurchase agreements.

	2013	2012
r Debt securities in issue	€ m	€ m

Bonds and medium term notes:
European medium term note programme	3,192	5,142
Other debt securities in issue:
Commercial paper	79	–

	3,271	5,142

Debt securities issued during the year amounted to € 2,510 million (31 December 2012: Nil) of which € 500 million relates to an EMTN issuance with the balance relating to issuances under the short-term commercial paper programme. Debt securities matured amounted to € 4,390 million (31 December 2012: € 4,767 million).

	2013	2012
s Other liabilities	€ m	€ m

Items in transit	49	20
Creditors	7	3
Fair value of hedged liability positions	86	165
Other	238	332

	380	520

t  Provisions for liabilities and commitments

	31 December 2013
	Liabilities and charges		NAMA(1) provisions	Onerous(2) contracts		Legal claims	Other(3) provisions	Voluntary severance scheme		Total
	€ m		€ m	€ m		€ m	€ m	€ m		€ m

At 1 January	21		21	10		5	142	–		199
Transfers in	34		–	–		–	1	–		35
Transfers out	–		–	(2)		–	–	–		(2)
Exchange translation adjustments	–		–	–		–	(4)	–		(4)
Amounts charged to income statement	28(4)		18(1)	18		2	8	3		77
Amounts released to income statement	(11)(4)		(4)(1)	–		(2)	(24)	–		(41)
Provisions utilised	–		–	(4)		–	(45)	–		(49)

At 31 December	72		35	22		5	78	3		215

	Restated* 31 December 2012
	Liabilities and charges		NAMA(1) provisions	Onerous contracts	(2)	Legal claims	Other(3) provisions	Voluntary severance scheme	*	Total
	€ m		€ m	€ m		€ m	€ m	€ m		€ m

At 1 January	24		298	6		5	103	–		436
Transfers out	(8)		–	–		–	–	–		(8)
Exchange translation adjustments	–		–	–		–	1	–		1
Amounts charged to income statement	10	(4)	18(1)	6		1	54	35		124
Amounts released to income statement	(1	)(4)	(88)(1)	(1)		(1)	(5)	–		(96)
Provisions utilised	(4)		(207)	(1)		–	(11)	(35)		(258)

At 31 December	21		21	10		5	142	–		199

The total provisions for liabilities and commitments expected to be settled within one year amount to € 92 million (31 December 2012: € 153 million*).

(1)NAMA provisions represent amounts due to NAMA in respect of adjustments to transfers which had not been settled at 31 December 2011. At 31 December 2013, € 4 million (2012: € 88 million) of this provision was released to the income statement. This followed the resolution with NAMA of certain issues relating to transfers which had taken place in earlier periods. In addition, € 18 million (2012: € 18 million) was charged to the income statement in respect of Section 93 claims i.e. new claims under the NAMA Act.

(2)Provisions for the unavoidable costs expected to arise from branch closures.

(3)Includes provisions for refunds to customers in respect of payment protection insurance, restructuring and reorganisation costs.

(4)Included in charge/(writeback) of provisions for liabilities and commitments in income statement.

*Restated due to change in accounting policy for employee benefits (note af).

u  Subordinated liabilities and other capital instruments

All outstanding subordinated liabilities and other capital instruments of AIB Group are issued by Allied Irish Banks, p.l.c. and are detailed in note 40 to the consolidated financial statements.

Notes to the financial statements – Allied Irish Banks, p.l.c.

v Share capital

The share capital and share premium of Allied Irish Banks, p.l.c., are detailed in note 41 to the consolidated financial statements, all of which relates to Allied Irish Banks, p.l.c..

w Capital reserves and capital redemption reserves

			2013			2012

	Capital	Other	Total	Capital	Other	Total
	contribution	capital		contribution	capital
	reserves	reserves		reserves	reserves
Capital reserves	€ m	€ m	€ m	€ m	€ m	€ m

At 1 January	1,608	156	1,764	1,855	156	2,011
Transfer to revenue reserves:
Anglo business transfer	(140)	–	(140)	(187)	–	(187)
CCNs issuance (note v)	(79)	–	(79)	(60)	–	(60)
	(219)	–	(219)	(247)	–	(247)

At 31 December	1,389	156	1,545	1,608	156	1,764

The capital contributions are initially non-distributable but may become distributable as outlined in accounting policy number 28. The transfers to revenue reserves relate to the capital contributions being deemed distributable.

Capital redemption reserves

All capital redemption reserves are held in Allied Irish Banks p.l.c. and are detailed in note 43 to the consolidated financial statements.

x Contributions from the Minister for Finance and the NPRFC

Capital contributions from the Minister for Finance and the NPRFC to Allied Irish Banks p.l.c. are detailed in note 44 to the consolidated financial statements.

y    Offsetting financial assets and financial liabilities

The disclosures set out in the tables below include financial assets and financial liabilities that:

–	are offset in Allied Irish Banks, p.l.c.’s statement of financial position; or
–	are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, irrespective of whether they are offset in the statement of financial position.

Details of these transactions are set out in note 45 to the consolidated financials statements and apply equally to Allied Irish Banks, p.l.c..

The following tables show financial assets and financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements at 31 December 2013:

2013

			Gross	Net	Related amounts not
			amounts of	amounts of	offset in the statement
			recognised	financial	of financial position

			financial	assets		Financial
		Gross	liabilities	presented		collateral
		amounts of	offset in the	in the		(including
		recognised	statement	statement		cash
		financial	of financial	of financial	Financial	collateral)	Net
		assets	position	position	instruments	received	amount
Financial assets	Note	€ m	€ m	€ m	€ m	€ m	€ m
Derivative financial instruments	e	1,177	–	1,177	(957)	(188)	32
Loans and receivables to banks – Reverse repurchase agreements	f	16	–	16	(16)	–	–

Total		1,193	–	1,193	(973)	(188)	32

2013

			Gross	Net	Related amounts not
			amounts of	amounts of	offset in the statement
			recognised	financial	of financial position

			financial	liabilities		Financial
		Gross	assets	presented		collateral
		amounts of	offset in the	in the		(including
		recognised	statement	statement		cash
		financial	of financial	of financial	Financial	collateral)	Net
		liabilities	position	position	instruments	received	amount
Financial liabilities	Note	€ m	€ m	€ m	€ m	€ m	€ m
Deposits by central banks and banks – Securities sold under agreements to repurchase	p	20,886	–	20,886	(21,711)	8	(817)
Customer accounts – Securities sold under agreements to repurchase	q	5,783	–	5,783	(6,098)	(1)	(316)
Derivative financial instruments	e	1,819	–	1,819	(957)	(820)	42

Total		28,488	–	28,488	(28,766)	(813)	(1,091)

Notes to the financial statements – Allied Irish Banks, p.l.c.

y    Offsetting financial assets and financial liabilities (continued)

The following tables show financial assets and financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements at 31 December 2012:

2012

			Gross	Net	Related amounts not
			amounts of	amounts of	offset in the statement
			recognised	financial	of financial position

			financial	assets		Financial
		Gross	liabilities	presented		collateral
		amounts of	offset in the	in the		(including
		recognised	statement	statement		cash
		financial	of financial	of financial	Financial	collateral)	Net
		assets	position	position	instruments	received	amount
Financial assets	Note	€ m	€ m	€ m	€ m	€ m	€ m
Derivative financial instruments	e	1,961	–	1,961	(1,539)	(289)	133
Loans and receivables to banks – Reverse repurchase agreements	f	61	–	61	(61)	–	–

Total		2,022	–	2,022	(1,600)	(289)	133

2012

			Gross	Net	Related amounts not
			amounts of	amounts of	offset in the statement
			recognised	financial	of financial position

			financial	liabilities		Financial
		Gross	assets	presented		collateral
		amounts of	offset in the	in the		(including
		recognised	statement	statement		cash
		financial	of financial	of financial	Financial	collateral)	Net
		liabilities	position	position	instruments	received	amount
Financial liabilities	Note	€ m	€ m	€ m	€ m	€ m	€ m
Deposits by central banks and banks – Securities sold under agreements to repurchase	p	25,174	–	25,174	(27,211)	33	(2,004)
Derivative financial instruments	e	2,792	–	2,792	(1,539)	(1,209)	44

Total		27,966	–	27,966	(28,750)	(1,176)	(1,960)

The gross amounts of financial assets and financial liabilities and their net amounts as presented in the statement of financial position that are disclosed in the above tables are measured on the following bases:

–	derivative assets and liabilities – fair value;
–	loans and receivables to banks – amortised cost;
–	deposits by central banks and banks – amortised cost; and
–	customer accounts – amortised cost.

The amounts in the above tables that are offset in the statement of financial position are measured on the same basis.

y    Offsetting financial assets and financial liabilities (continued)

The following tables reconcile the ‘Net amounts of financial assets and financial liabilities presented in the statement of financial position’, as set out in the previous pages, to the line items presented in the statement of financial position at 31 December 2013 and 31 December 2012:

2013

	Net amounts		Carrying	Financial
	of financial		amount in	assets not
	assets presented		statement	in scope of
	in the statement	Line item in	of financial	offsetting
	of financial position	statement of	position	disclosures
Financial assets	€ m	financial position	€ m	€ m
Derivative financial instruments	1,177	Derivative financial instruments	1,653	476
Loans and receivables to banks – Reverse repurchase agreements	16	Loans and receivables to banks	23,856	23,840

2013

	Net amounts of financial liabilities presented in the statement of financial position € m	Line item in statement of financial position	Carrying amount in statement of financial position € m	Financial liabilities not in scope of offsetting disclosures € m

Financial liabilities
Deposits by central banks and banks – Securities sold under agreements to repurchase	20,886	Deposits by central banks and banks	29,112	8,226
Customer accounts – Securities sold under agreements to repurchase	5,783	Customer accounts	53,112	47,329
Derivative financial instruments	1,819	Derivative financial instruments	2,404	585

2012

	Net amounts		Carrying	Financial
	of financial		amount in	assets not
	assets presented		statement	in scope of
	in the statement	Line item in	of financial	offsetting
	of financial position	statement of	position	disclosures
Financial assets	€ m	financial position	€ m	€ m
Derivative financial instruments	1,961	Derivative financial instruments	2,768	807
Loans and receivables to banks – Reverse repurchase agreements	61	Loans and receivables to banks	31,284	31,223

2012

	Net amounts		Carrying	Financial
	of financial		amount in	liabilities not
	liabilities presented		statement	in scope of
	in the statement	Line item in	of financial	offsetting
	of financial position	statement of	position	disclosures
Financial liabilities	€ m	financial position	€ m	€ m
Deposits by central banks and banks – Securities sold under agreements to repurchase	25,174	Deposits by central banks and banks	39,389	14,215
Derivative financial instruments	2,792	Derivative financial instruments	3,541	749

Notes to the financial statements – Allied Irish Banks, p.l.c.

z    Memorandum items: contingent liabilities and commitments, and contingent assets

Allied Irish Banks, p.l.c. has given guarantees in respect of the liabilities of certain of its subsidiaries and has also given guarantees to the satisfaction of the relevant regulatory authorities for the protection of the depositors of certain of its banking subsidiaries in the various jurisdictions in which such subsidiaries operate (note L).

Details of contingent liabilities and commitments entered into by AIB Group are set out in note 46 to the consolidated financial statements.

The commentary on Legal proceedings, Contingent liability/contingent assets and Participation in TARGET 2 – Ireland, as set out in note 46 to the consolidated financial statements, applies also to Allied Irish Banks, p.l.c..

The following tables give the nominal or contract amounts of contingent liabilities and commitments for Allied Irish Banks, p.l.c.:

	Contract amount
	2013	2012
	€ m	€ m

Contingent liabilities - credit related
Guarantees and assets pledged as collateral security:
Guarantees and irrevocable letters of credit	567	761
Other contingent liabilities	357	334
	924	1,095
Commitments
Documentary credits and short-term trade-related transactions	15	16
Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year(1)	5,907	6,144
1 year and over(2)	1,232	1,530
	7,154	7,690

	8,078	8,785

(1)An original maturity of up to and including 1 year or which may be cancelled at any time without notice.

(2)With an original maturity of more than 1 year.

	Contingent liabilities(1)		Commitments

	2013	2012	2013	2012
	€ m	€m	€ m	€m

Concentration of exposure
Republic of Ireland	745	848	7,011	7,517
United Kingdom	–	–	116	132
United States of America	179	247	27	41

Total	924	1,095	7,154	7,690

(1)Included in exposures are amounts relating to Group subsidiaries of Nil (2012: € 27 million).

Credit ratings

The credit ratings of contingent liabilities and commitments as at 31 December 2013 and 31 December 2012 are set out in the following table.

	2013	2012
	€m	€ m

Good upper	2,427	3,625
Good lower	3,916	2,854
Watch	121	297
Vulnerable	233	168
Impaired	659	1,130
Unrated	722	711

Total	8,078	8,785

aa    Transfer of financial assets

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

The most common transactions where the transferred assets are not derecognised in their entirety are sale and repurchase agreements and securitisations. Details of these transactions are set out in note 49 to the consolidated financial statements and apply equally to Allied Irish Banks, p.l.c..

(i)	Transferred financial assets not derecognised in their entirety

The following table sets out the carrying value of financial assets which did not qualify for derecognition and their associated financial liabilities:

2013
	Carrying		Carrying		Carrying	Fair	Fair value	Fair value	Net
	amount of		amount of		amount of	value of	of associated	of associated	fair value
	transferred		associated		associated	transferred	liabilities	liabilities	position
	assets		liabilities held		liabilities held	assets	held by third	held by
			by third parties		by Group		parties	Group
					companies			companies
	€ m		€ m		€ m	€ m	€ m	€ m	€ m

Sale and repurchase agreements	29,559	1)	26,669	(2)	–	29,694	26,669	–	3,025
Securitisations Credit card receivables	675		500		175	675	500	175	–

2012
	Carrying		Carrying		Carrying	Fair	Fair value	Fair value	Net
	amount of		amount of		amount of	value of	of associated	of associated	fair value
	transferred		associated		associated	transferred	liabilities	liabilities	position
	assets		liabilities held		liabilities held	assets	held by third	held by
			by third parties		by Group		parties	Group
					companies			companies
	€ m		€ m		€ m	€ m	€ m	€ m	€ m

Sale and repurchase agreements	29,791	(1)	25,174	(2)	–	29,837	25,174	–	4,663

(1)Includes NAMA senior bonds.

(2)See notes p and q.

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

NAMA

Details in relation to the continuing involvement of assets transferred to NAMA by Allied Irish Banks, p.l.c. are set out in note 49 to the consolidated financial statements. The carrying value of assets transferred during 2010 and 2011 amounted to € 13,483 million, all of which were derecognised.

In 2013, Allied Irish Banks, p.l.c. recognised € 16 million (cumulative € 53 million) (2012: € 16 million (cumulative € 37 million)) in the income statement for the servicing of all financial assets transferred to NAMA by the Group.

AIB Mortgage Bank

In 2011, Allied Irish Banks, p.l.c. transferred substantially all of its mortgage intermediary originated Irish residential loans, related security and related business of approximately € 4.2 billion to AIB Mortgage Bank.

Under an Outsourcing and Agency Agreement dated 8 February 2006, Allied Irish Banks, p.l.c., as Service Agent for AIB Mortgage Bank, originates residential mortgage loans through its retail branch network and intermediary channels in the Republic of Ireland, services the mortgage loans and provides treasury services in connection with financing, as well as a range of other support services. In 2013, Allied Irish Banks, p.l.c. recognised € 58 million (cumulative € 338 million) (2012: € 58 million (cumulative € 280 million) in the income statement for the provision of services under this agreement.

Notes to the financial statements – Allied Irish Banks, p.l.c.

ab    Fair value of financial instruments

Details of the methodologies employed by AIB in measuring fair value are set out in note 50 to the consolidated financial statements. As outlined in this note, the basis of fair value measurement has changed since 2012 arising from the implementation of IFRS 13 Fair Value Measurement. Accordingly, the financial statements for 2013 have been prepared under IFRS 13 whilst the 2012 financial statements have preen prepared under IAS 39 measurement basis.

Readers of these financial statements are advised to use caution when using the data in the following table to evaluate the financial position of Allied Irish Banks, p.l.c. or to make comparisons with other institutions. Fair value information is not provided for items that do not meet the definition of a financial instrument. These items include intangible assets such as the value of the branch network and the long-term relationships with depositors, premises and equipment and shareholders’ equity. These items are material and accordingly, the fair value information presented does not purport to represent, nor should it be construed to represent, the underlying value of the Company as a going concern at 31 December 2013.

The following tables set out the carrying amount in the statement of financial position of financial assets and financial liabilities distinguishing between those measured at fair value and those measured at amortised cost. In addition, the fair value of all financial assets and financial liabilities is shown setting out the fair value hierarchy as described below into which the fair value measurement is categorised:

Level 1 –	financial assets and liabilities measured using quoted market prices from an active market (unadjusted).
Level 2 –	financial assets and liabilities measured using valuation techniques which use quoted market prices from an active market or measured using quoted market prices unadjusted from an inactive market.
Level 3 –	financial assets and liabilities measured using valuation techniques which use unobservable market data.

ab    Fair value of financial instruments (continued)

	2013
	Carrying amount in statement of financial position							Fair value hierarchy
	At fair value through profit and loss		At fair value through equity		At amortised cost		Total
	Held for	Fair value	Cashflow	Available	Loans and	Other		Level 1	Level 2	Level 3	Total
	trading	hedge	hedge	for sale	receivables
		derivatives	derivatives	securities
	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Financial assets measured at fair value
Trading portfolio financial assets
Debt securities	1						1	1	–	–	1
Equity securities	1						1	–	1	–	1
Derivative financial instruments(1)
Interest rate derivatives	1,100	222	125				1,447	–	1,168	279	1,447
Exchange rate derivatives	35	–	–				35	–	35	–	35
Equity derivatives	171	–	–				171	–	171	–	171
Financial investments available for sale
Government securities				12,690			12,690	12,690	–	–	12,690
Supranational banks and government agencies				3,092			3,092	3,092	–	–	3,092
Asset backed securities				535			535	535	–	–	535
Bank securities				3,717			3,717	3,717	–	–	3,717
Corporate securities				3			3		3	–	3
Other investments				12			12	–	–	12	12
Equity securities				80			80	7	3	70	80

	1,308	222	125	20,129			21,784	20,042	1,381	361	21,784

Financial assets not measured at fair value
Cash and balances at central banks					659	556(2)	1,215	556	659	–	1,215
Items in the course of collection					79		79			79	79
Disposal groups and non-current assets held for sale
Loans and receivables					28		28			28	28
Loans and receivables to banks(3)					23,856		23,856		95	23,761	23,856
Loans and receivables to customers(4)					31,603		31,603			31,387	31,387
NAMA senior bonds					15,598		15,598			15,767	15,767
Other financial assets						473	473			473	473

					71,823	1,029	72,852	556	754	71,495	72,805

ab    Fair value of financial instruments (continued)

	2013
	Carrying amount in statement of financial position					Fair value hierarchy
	At fair value			At amortised cost	Total
	through profit and loss		At fair value through equity
	Held for	Fair value	Cashflow	Other		Level 1	Level 2	Level 3	Total
	trading	hedge	hedge
		derivatives	derivatives
	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Financial liabilities measured at fair value
Derivative financial instruments(5)
Interest rate derivatives	1,138	588	469		2,195	–	2,111	84	2,195
Exchange rate derivatives	35	–	–		35	–	35	–	35
Equity derivatives	174	–	–		174	–	174	–	174

	1,347	588	469		2,404	–	2,320	84	2,404

Financial liabilities not measured at fair value
Deposits by central banks and banks(6)
Other borrowings				8,226	8.226			8,226	8,226
Securities sold under agreements to repurchase				20,886	20,886		11,750	9,136	20,886
Customer accounts(7)
Current accounts				13,674	13,674			13,674	13,674
Demand deposits				6,230	6,230			6,230	6,230
Time deposits				27,425	27,425			27,676	27,676
Securities sold under agreements to repurchase				5,783	5,783			6,034	6,034
Debt securities in issue(8)
Bonds and medium term notes				3,192	3,192	3,283	–	–	3,283
Other debt securities in issue				79	79	79		–	79
Subordinated liabilities and other capital instruments				1,352	1,352		1,775		1,775
Other financial liabilities				279	279			279	279

				87,126	87,126	3,362	13,525	71,255	88,142

(1)Includes exposure to subsidiary undertakings of € 163 million.

(2)Comprises cash on hand.

(3)Includes exposure to subsidiary undertakings of € 22,848 million.

(4)Includes exposure to subsidiary undertakings of € 10,175 million.

(5)Includes amounts due to subsidiary undertakings of € 403 million.

(6)Includes amounts due to subsidiary undertakings of € 7,472 million.

(7)Includes amounts due to subsidiary undertakings of € 5,656 million.

(8)Includes amounts due to subsidiary undertakings of Nil.

ab    Fair value of financial instruments (continued)

The following table analyses the carrying amounts of the financial assets and liabilities by category as defined in IAS 39 Financial Instruments: Recognition and Measurement and by statement of financial position heading together with the related fair value.

	2012
	Carrying amount in statement of financial position
	At fair value through profit and loss		At fair value through equity		At amortised cost
	At fair value	Fair value	Cashflow	Available	Loans	Other	Total	Total
	through profit	hedge	hedge	for sale	and		carrying	fair
	and loss	derivatives	derivatives	securities	receivables		amount	value
	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Financial assets
Cash and balances at central banks	–	–	–	–	558	518(1)	1,076	1,076
Items in the course of collection	–	–	–	–	95	–	95	95
Disposal groups and non-current assets held for sale	196(2)	–	–	–	353	–	549	435
Trading portfolio financial assets	24	–	–	–	–	–	24	24
Derivative financial instruments	1,664	352	752	–	–	–	2,768	2,768
Loans and receivables to banks	–	–	–	–	31,284	–	31,284	31,337
Loans and receivables to customers	–	–	–	–	37,234	–	37,234	34,759
NAMA senior bonds	–	–	–	–	17,082	–	17,082	17,139
Financial investments available for sale	–	–	–	14,930	–	–	14,930	14,930
Other financial assets	–	–	–	–	–	418	418	–

	1,884	352	752	14,930	86,606	936	105,460

Financial liabilities
Deposits by central banks and banks	–	–	–	–	–	39,389	39,389	39,439
Customer accounts	–	–	–	–	–	48,751	48,751	49,238
Derivative financial instruments	1,864	732	945	–	–	–	3,541	3,541
Debt securities in issue	–	–	–	–	–	5,142	5,142	5,207
Subordinated liabilities and other capital instruments	–	–	–	–	–	1,271	1,271	1,650
Other financial liabilities	–	–	–	–	–	330	330	–

	1,864	732	945	–	–	94,883	98,424

(1)Comprises cash on hand.

(2)Designated on initial recognition as at fair value through profit or loss. All other financial assets/financial liabilities in this column are held for trading.

Notes to the financial statements – Allied Irish Banks, p.l.c.

ab    Fair value of financial instruments (continued)

Fair value hierarchy

The following table sets out, by financial instrument measured at fair value, the valuation methodologies(1) adopted in the financial statements as at 31 December 2012:

	2012
	Level 1	Level 2	Level 3	Total
	€ m	€ m	€ m	€ m

Financial assets
Disposal groups and non-current assests held for sale	–	–	196	196
Trading portfolio financial assets	23	1	–	24
Derivative financial instruments	–	2,768	–	2,768
Financial investments available for sale – debt securities	14,753	64	12	14,829
– equity securities	53	1	47	101

	14,829	2,834	255	17,918

Financial liabilities
Derivative financial instruments	–	3,521	20	3,541

	–	3,521	20	3,541

Significant transfers between Level 1 and Level 2 of the fair value hierarchy

The following table shows significant transfers between Level 1 and Level 2 of the fair value hierarchy for the years ended 31 December 2013 and 31 December 2012:

	2013			2012
	Trading	Debt	Total	Trading	Debt	Total
	portfolio	securities		portfolio	securities
Financial assets	€ m	€ m	€ m	€ m	€ m	€ m

Transfer into Level 1 from Level 2	–	13	13	–	908	908
Transfer into Level 2 from Level 1	–	3	3	–	–	–

Transfers into Level 1 from Level 2 occurred due to increased availability of reliable quoted market prices which were not previously available.

ab   Fair value of financial instruments (continued)

Reconciliation of balances in Level 3 of the fair value hierarchy

The following tables show a reconciliation from the beginning balances to the ending balances for fair value measurements in Level 3 of the fair value hierarchy for 2013 and 2012:

	2013
	Financial assets					Financial liabilities

	Disposal groups	Derivatives	Available for sale		Total	Derivatives	Total
	and non-current		Debt	Equity
	assets held for sale		securities	securities
	€ m	€ m	€ m	€ m	€ m	€ m	€ m

At 1 January 2013	–	–	12	243	255	20	20
Transfers into Level 3(1)	–	460	–	–	460	116	116
Total gains or (losses) in:
Profit or loss	–	(181)	–	–	(181)	(32)	(32)
– Net trading loss	–	(181)	–	–	(181)	(32)	(32)
– Provisions for impairment on financial investments available for sale	–	–	–	–	–	–	–
– Other operating loss	–	–	–	–	–	–	–
Other comprehensive income	–		–	24	24	–	–
– Net change in fair value of financial investments available for sale	–	–	–	24	24	–	–
Purchases	–	–	–	–	–	–	–
Sales	–	–	–	(197)	(197)	(20)	(20)

At 31 December 2013	–	279	12	70	361	84	84

	2012
	Financial assets					Financial liabilities

	Disposal groups	Derivatives	Available for sale		Total	Derivatives	Total
	and non-current		Debt	Equity
	assets held for sale		securities	securities
	€ m	€ m	€ m	€ m	€ m	€ m	€ m

At 1 January 2012	–	–	12	146	158	109	109
Designated at fair value through profit or loss	–	–	–	196	196	–	–
Transfers out of level 3(1)	–	–	–	(18)	(18)	–	–
Total gains or losses in:
Profit or loss	–	–	–	(78)	(78)	39	39
– Net trading loss	–	–	–	–	–	39	39
– Provisions for impairment on financial investments available for sale	–	–	–	(78)	(78)	–	–
Other comprehensive income	–	–	–	–	–	–	–
Net NAMA subordinated bonds		–	–	(3)	(3)	–	–
Settlements	–	–	–	–	–	(128)	(128)

At 31 December 2012	–	–	12	243	255	20	20

(1)Transfers between levels of the fair value hierarchy are recognised at the end of the reporting period during which the change occurred.

Transfers out of Level 3 occurred because of increased observability in the market prices of these instruments.

Notes to the financial statements – Allied Irish Banks, p.l.c.

ab    Fair value of financial instruments (continued)

Reconciliation of balances in Level 3 of the fair value hierarchy

Total gains or losses included in profit or loss that is attributable to the change in unrealised gains or losses relating to those assets and liabilities held at 31 December 2013 and 31 December 2012:

	2013	2012
	€ m	€m

Net trading loss	(25)	(6)
Provisions for impairment on financial investments available for sale	–	(78)

Total	(25)	(84)

ab    Fair value of financial instruments (continued)

Significant unobservable inputs

The table below sets out information about significant unobservable inputs used at the year ended 31 December 2013 in measuring financial instruments categorised as Level 3 in the fair value hierarchy:

Type of financial instrument	Fair value at 31 December 2013	Valuation technique	Significant unobservable inputs	Range of estimates	Fair value measurement sensitivity to unobservable inputs

Uncollateralised customer derivatives	Assets: € 279 million Liabilities: € 84 million	Counterparty valuation adjustment (“CVA”); Total CVA negative € 30 million	1. Loss given default (“LGD”) 2. Customer probability of default (“PD”) 3. Combination LGD and PD change	1. 44.8% to 79.5% (Base 58.7%) 2. 0.815% - 1.96% (Base 1.52% 1 yr PD) 3. As above with greater impact due to combination of PD and LGD changes	1. Negative € 11 million to positive € 7 million 2. Negative € 9 million to positive € 14 million 3. Negative € 20 million to positive € 19 million

Uncollateralised customer derivatives	Assets: € 279 million Liabilities: € 84 million	Debit valuation adjustment (“DVA”); Total DVA positive € 9 million	Own credit i.e.PD	The PD is shifted from 2.13% to 0.38% in the unfavourable scenario. In the favourable scenario, the capping of DVA at CVA level is removed	1. Negative € 4 million to positive € 4 million

NAMA subordinated bonds	Asset: € 70 million	Discounted cash flows	NAMA profitability i.e. ability to generate cash flow for repayment.	The estimates range from NAMA making a single payment only under the bonds i.e. 5.26% of nominal to a full repayment of the bonds at maturity.	Negative € 46 million i.e. 5.26% of nominal only to positive € 106 million i.e. 39% being full repayment discounted at 15%.

Counterparty Valuation Adjustment (“CVA”) and Debit Valuation Adjustment (“DVA”) are applied to all uncollateralised over the counter derivatives. CVA and DVA are calculated as: (Option replacement cost x PD x LGD). PDs are derived from market based Credit Default Swap (“CDS”) information. As most counterparts do not have a quoted CDS, PDs are derived by mapping each counterparty to an index CDS by industry sector and credit grade. For DVA, a BB Financial CDS curve is used to derive own PD. LGDs are based on the specific circumstances of the counterparty and take into account valuation of offsetting security where applicable. For unsecured counterparts, an LGD of 60% is applied. The DVA is capped at the CVA level for all derivatives i.e. where DVA (always a positive adjustment) is higher than CVA (always a negative adjustment), the net adjustment made is zero. This is due to an internal management view that a net positive adjustment is unlikely to be achieved in an external transaction to exit the derivative position. In the favourable scenario, the cap is removed creating a more positive DVA.

Within the range of estimates and fair value sensitivity measurements, an adverse and a favourable scenario have been selected for PDs and LGDs for CVA. The adverse scenario for customer PDs is a single rating downgrade. The favourable scenario for customer PDs is based on internal models which analyse historical default levels by credit grade. Customer LGDs are shifted according to estimates of improvement in value of security compared with potential derivatives’ market values. Within the combination of LGD and PD, both are shifted together. An A rated Financial CDS curve is used to derive own PD in the adverse DVA scenario. The favourable scenario for DVA is the removal of the cap at CVA level. As it is common market practice to apply 60% as the LGD for financial institutions in CDS calculations, no range is applied to LGD for DVA.

A number of other derivatives are subject to valuation methodologies which use unobservable inputs. As the variability of the valuation is not greater than € 1 million in any individual case or collectively, the detail is not disclosed here.

Notes to the financial statements – Allied Irish Banks, p.l.c.

ab    Fair value of financial instruments (continued)

Sensitivity of Level 3 measurements

The implementation of valuation techniques involves a considerable degree of judgement. While the Company believes its estimates of fair value are appropriate, the use of different measurements or assumptions could lead to different fair values. The following table sets out the impact of using reasonably possible alternative assumptions in the valuation methodology:

	2013
	Level 3
	Effect on income statement		Effect on other comprehensive income
	Favourable	Unfavourable	Favourable	Unfavourable
	€ m	€ m	€ m	€ m

Classes of financial assets
Derivative financial instruments	14	(22)
Financial investments available for sale – equity securities	–	(46)	106	–

Total	14	(68)	106	–

Classes of financial liabilities
Derivative financial instruments	5	(2)	–	–

Total	5	(2)	–	–

	2012
	Level 3
	Effect on income statement		Effect on other comprehensive income
	Favourable	Unfavourable	Favourable	Unfavourable
	€ m	€ m	€ m	€ m

Classes of financial assets
Financial investments available for sale – equity securities	–	(45)	140	–

Total	–	(45)	140	–

Classes of financial liabilities
Derivative financial instruments	3	(3)	–	–

Total	3	(3)	–	–

In relation to the investment in ALH which was designated as an equity investment at fair value through profit or loss (and categorised as held for sale) this sale was concluded in March 2013 (note 31 to the consolidated financial statements).

Day 1 gain or loss:

No difference existed between the fair value at initial recognition of financial instruments and the amount that was determined at that date using a valuation technique incorporating significant unobservable data.

ac Statement of cash flows

Analysis of cash and cash equivalents

For the purpose of the statement of cash flows, cash equivalents comprise the following balances with less than three months maturity from the date of acquisition:

	2013	2012	2011
	€ m	€ m	€ m

Cash and balances at central banks	1,215	1,076	1,067
Loans and receivables to banks	851	1,358	2,025

	2,066	2,434	3,092

ad     Related party transactions

Related parties of Allied Irish Banks, p.l.c. (“AIB”) include subsidiary undertakings, associate undertakings and joint undertakings, post-employment benefits, Key Management Personnel and connected parties. The Irish Government is also considered a related party by virtue of its effective control of AIB. Related party transactions are detailed in note 54 to the consolidated financial statements.

ae     Commitments

	2013	2012
Capital expenditure	€ m	€ m

Estimated outstanding commitments for capital expenditure not provided for in the financial statements	25	7
Capital expenditure authorised but not yet contracted for	26	29

Operating lease rentals

The total of future minimum lease payments under non-cancellable operating leases are set out in the following table.

	2013	2012
	€m	€ m

One year	62	66
One to two years	58	63
Two to three years	52	62
Three to four years	34	55
Four to five years	16	35
Over five years	140	149

Total	362	430

Operating lease payments recognised as an expense for the year were € 62 million (2012: € 67 million). Sublease income amounted to Nil (2012: Nil). Included in the lease payments to other Group subsidiaries is € 37 million (2012: € 41 million). Future minimum lease payments due to subsidiaries of Allied Irish Banks, p.l.c. amount to € 137 million excluding VAT (2012: € 180 million excluding VAT) and are included in the total of € 362 million in 2013 (2012: € 430 million).

Details of the sale and leaseback arrangements of AIB Group are set out in note 55 to the consolidated financial statements.

Notes to the financial statements – Allied Irish Banks, p.l.c.

af     Impact of adopting new accounting standards

As outlined in the Basis of preparation on page 212, from 1 January 2013, Allied Irish Banks, p.l.c. has adopted ‘IAS 19 Employee Benefits (Revised). This standard is required to be applied retrospectively, and accordingly, previously published comparative periods have been restated as set out below:

	2012			2011
	Published	IAS 19R	Restated	Published	IAS 19R	Restated
	€ m	€ m	€ m	€ m	€ m	€ m

Statement of financial position (selected lines)
Assets
Deferred taxation	2,931	(12)	2,919	2,738	–	2,738
Total assets	111,743	(12)	111,731	122,805	–	122,805
Liabilities
Retirement benefit liabilities	690	(23)	667	794	–	794
Provisions for liabilities and commitments	276	(77)	199	436	–	436
Total liabilities	100,420	(100)	100,320	110,487	–	110,487
Shareholders’ equity
Reserves	3,227	88	3,315	2,222	–	2,222
Total shareholders’ equity	11,323	88	11,411	12,318	–	12,318
Total liabilities and shareholders’ equity	111,743	(12)	111,731	122,805	–	122,805

Statement of cash flows (selected lines)
Loss from continuing operations before taxation	(1,668)	78	(1,590)	(4,516)	(23)	(4,539)
Retirement benefits – defined benefit expense	(160)	23	(137)	22	23	45
Termination benefits	195	(101)	94	–	–	–
Closing cash and cash equivalents	2,434	–	2,434	3,092	–	3,092

Statement of changes in equity (selected lines)
At 1 January	12,318	–	12,318	2,912	–	2,912
Loss for the year	(1,418)	68	(1,350)	(3,674)	(20)	(3,694)
Other comprehensive income	423	20	443	(642)	20	(622)
Total comprehensive income for the year	(995)	88	(907)	(4,316)	–	(4,316)
At 31 December	11,323	88	11,411	12,318	–	12,318

Arising from the implementation of IAS 19 Employee Benefits (Revised) a past service cost of € 23 million recognised in 2012 in relation to employees expected to leave under the early retirement scheme in 2013 and a provision of € 77 million recognised in 2012 in relation to employees expected to leave in 2013 under the voluntary severance scheme have been restated due to a change in the recognition criteria for termination benefits.

Statement of Directors’ responsibilities in relation to the Financial statements

The following statement which should be read in conjunction with the statement of Auditor’s responsibilities set out with their Audit Report, is made with a view to distinguish for shareholders the respective responsibilities of the Directors and of the Auditor in relation to the financial statements.

The Directors are responsible for preparing the Annual Report and the Group and Company financial statements, in accordance with applicable law and regulations.

Company law requires the Directors to prepare Group and Company financial statements for each financial year. Under that law the directors are required to prepare the Group financial statements in accordance with IFRSs as adopted by the EU and have elected to prepare the Company financial statements in accordance with IFRSs as adopted by the EU and as applied in accordance with the provisions of the Companies Acts 1963 to 2013. The Directors have also elected to prepare the Group financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“lASB”).

The Group and Company financial statements are required by law and IFRSs as adopted by the EU to present fairly the financial position and performance of the Group and Company: the Companies Acts 1963 to 2013 provide in relation to such financial statements that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation.

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

The Directors are responsible for keeping proper books of account that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that its financial statements comply with the Companies Acts 1963 to 2013. They are also responsible for taking such steps as are reasonably open to them to safeguard the assets of the Group and Company and to prevent and detect fraud and other irregularities. Under applicable law, the Directors are also responsible for preparing a Directors’ Report and reports relating to directors’ remuneration and corporate governance that comply with that law and Enterprise Securities Market (“ESM”) Rules.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company’s website. Legislation in Ireland governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

The Directors that are listed on page 184 to 185 confirm, to the best of their knowledge and belief, that:

–	the Group financial statements, prepared in accordance with IFRS as issued by the IASB and as adopted by the EU, give a true and fair view, in accordance with IFRSs as issued by the IASB and as adopted by the EU, of the state of the Group’s affairs as at 31 December 2013 and of its loss for the year then ended;
–	the Company financial statements prepared in accordance with IFRS as adopted by the EU, give a true and fair view, in accordance with IFRSs as adopted by the EU of the state of the Company’s affairs as at 31 December 2013 and of its loss for the year then ended; and
–	the Directors’ report and the Financial Review and Risk Management sections, contained in the Annual Report include a fair review of the development and performance of the business and the financial position of the Group, together with a description of the principal risks and uncertainties faced by the Group.

On behalf of the Board

David Hodgkinson	David Duffy
Chairman	Chief Executive Officer

Report of Independent Registered Public Accounting Firm - Consolidated Financial Statements

To the Members and Board of Directors of Allied Irish Banks, p.l.c.:

We have audited the accompanying consolidated statement of financial position of Allied Irish Banks, p.l.c. and subsidiaries (the “Company”) as of 31 December 2013, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, and consolidated statement of cash flows for the year ended 31 December 2013, including the related notes 1 to 63, disclosures marked as “forms an integral part of the audited financial statements” in the ‘Financial review’ section on pages 16 to 59, ‘Risk management’ section on pages 60 to 169, and the ‘Accounting policies’ section on pages 209 to 235. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company for the years ending 31 December 2012 and 2011, before the effects of the retrospective adjustments to the disclosures for a change in the composition of reportable segments discussed in note 1 and the effects of adjustments to retrospectively apply the adoption of International Accounting Standard 19, Employee Benefits (revised) (“IAS 19”), discussed in note 60 to the consolidated financial statements, were audited by other auditors, whose report, dated 23 April 2013, expressed an unqualified opinion on those financial statements.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at 31 December 2013, and the results of its operations and its cash flows for the year ended 31 December 2013, in conformity with International Financial Reporting Standards (“IFRS”) as adopted for use in the European Union and IFRS as issued by the International Accounting Standards Board.

We also have audited the adjustments to the 2012 consolidated financial statements to retrospectively adjust the disclosures for a change in the composition of reportable segments in 2013, as discussed in note 1 to the consolidated financial statements. Our procedures included (1) comparing the adjustment amounts of segment revenues, operating income, and assets to the Company’s underlying analysis and (2) testing the mathematical accuracy of the reconciliations of segment amounts to the consolidated financial statements. We have also audited the adjustments to the 2012 and 2011 consolidated financial statements to retrospectively apply the adoption of IAS 19 discussed in note 60 to the consolidated financial statements. Our procedures related to the retrospective adoption of IAS 19 included testing the mathematical accuracy of the restatement and comparing the adjustment amounts to the Company’s underlying analysis. In our opinion, such retrospective adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review or apply any procedures to the 2012 and 2011 consolidated financial statements, other than with respect to the retrospective adjustments referred to in notes 1 and 60, and accordingly we do not express an opinion or any other form of assurance on the 2012 and 2011 consolidated financial statements taken as a whole.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of 31 December 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 4 March 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Deloitte & Touche

Independent Registered Chartered Accountants

and Statutory Audit Firm

Deloitte & Touche

Hardwicke House,

Hatch Street,

Dublin 2, Ireland

4 March 2014

Report of Independent Registered Public Accounting Firm - Consolidated Financial Statements

To the Members and Board of Directors of Allied Irish Banks, p.l.c.:

We have audited the accompanying consolidated statements of financial position of Allied Irish Banks, p.l.c. and subsidiaries (“the Company”) as at 31 December 2012, and the related consolidated statements of income, consolidated statements of changes in equity, consolidated statements of comprehensive income and consolidated statements of cash flows for each of the years in the two year period ended 31 December 2012, including related notes 1 to 63, disclosures marked as “forms an integral part of the audited financial statements” in the ‘Financial review’ section on pages 16 to 59, ‘Risk management’ section on pages 60 to 169, and the ‘Accounting policies’ section on pages 209 to 235 before the effects of the adjustments to retrospectively reflect the change in reportable segments and the application of the new accounting standard on employee benefits described in notes 1 and 60, respectively. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above, before the effects of the adjustments to retrospectively reflect the change in reportable segments and the application of the new accounting standard on employee benefits described in notes 1 and 60, present fairly, in all material respects, the financial position of Allied Irish Banks, p.l.c. and subsidiaries as at 31 December 2012, and the results of their operations and their cash flows for each of the two years in the period ended 31 December 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and International Financial Reporting Standards as adopted by the EU.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively reflect the change in reportable segments and the application of the new accounting standard on employee benefits described in notes 1 and 60, respectively, and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. The audit of these adjustments was performed by other auditors.

Chartered Accountants

Dublin, Ireland

23 April 2013

Report of Independent Registered Public Accounting Firm - Internal Control over Financial Reporting

To the Members and Board of Directors of Allied Irish Banks, p.l.c.:

We have audited the internal control over financial reporting of Allied Irish Banks, p.l.c. and subsidiaries (the “Company”) as of 31 December 2013, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Managements’ Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and related notes as of and for the year ended 31 December 2013 of the Company and the adjustments to the 2012 consolidated financial statements to retrospectively adjust the disclosures for a change in the composition of reportable segments in 2013 as discussed in note 1 to the consolidated financial statements and the adjustments to the 2012 and 2011 consolidated financial statements to retrospectively apply the adoption of IAS 19 discussed in note 60 to the consolidated financial statements and our report dated 4 March 2014 expressed an unqualified opinion on those financial statements and related notes.

Deloitte & Touche

Independent Registered Chartered Accountants

and Statutory Audit Firm

Hardwicke House

Hatch Street

Dublin 2

Ireland

4 March 2014

Additional information

Schedule to Report of the Directors

Information required to be contained in the Directors’ Annual Report by the European Communities (Takeover Bids (Directive 2004/25/EC)) Regulations 2006.

As required by these Regulations, the information contained below represents the position as of 31 December 2013.

Capital Structure

The authorised share capital of the Company is € 11,092,752,297 divided into 702,000,000,000 Ordinary Shares of € 0.01 each (‘Ordinary Shares’), 3,500,000,000 2009 Non-Cumulative Preference Shares of € 0.01 each (‘2009 Preference Shares’) and 403,775,229,679 Deferred Shares of € 0.01 each (‘Deferred Shares’). The issued share capital of the company is 521,296,831,617 Ordinary Shares and 3,500,000,000 2009 Preference Shares.

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

Rights and Obligations of Each Class of Share

The Rights and Obligations of the Ordinary Shares and the 2009 Preference Shares are contained in a summary of the Memorandum and Articles of Association on pages 410 to 416.

Percentage of Total Share Capital Represented by Each Class of Share

The Ordinary Shares represent approximately 63.3% of the authorised share capital and approximately 99.3% of the issued share capital of the Company. The 2009 Preference Shares represent approximately 0.3% of the authorised share capital and approximately 0.7% of the issued share capital of the Company. The Deferred Shares represents appromimately 36.4% of the authorised share capital none of which is in issue.

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

Rules Concerning the Appointment and Replacement of Directors of the Company

–	Other than in the case of a casual vacancy, Directors are appointed on a resolution of the shareholders at a general meeting, usually the Annual General Meeting.
–	No person, other than a Director retiring at a general meeting is eligible for appointment as a Director without a recommendation by the Directors for that person’s appointment unless, not less than forty-two days before the date of the general meeting, written notice by a shareholder, duly qualified to be present and vote at the meeting, of the intention to propose the person for appointment and notice in writing signed by the person to be proposed of willingness to act, if so appointed, shall have been given to the Company.
–	A shareholder may not propose himself or herself for appointment as a Director.
–	The Directors have power to fill a casual vacancy or to appoint an additional Director (within the maximum number of Directors fixed by the Company in general meeting) and any Director so appointed holds office only until the conclusion of the next Annual General Meeting following his appointment, when the Director concerned shall retire, but shall be eligible for reappointment at that meeting.
–	One third of the Directors for the time being (or if their number is not three or a multiple of three, not less than one third), are obliged to retire from office at each Annual General Meeting on the basis of the Directors who have been longest in office since their last appointment. While not obliged to do so, the Directors have, in recent years, adopted the practice of all (wishing to continue in office) offering themselves for re-election at the Annual General Meeting.
–	A person is disqualified from being a Director, and their office as a Director ipso facto vacated, in any of the following circumstances:
–	if at any time the person has been adjudged bankrupt or has made any arrangement or composition with his or her creditors generally;
–	if found to be mentally disordered in accordance with law;
–	if the person be prohibited or restricted by law from being a Director;
–	if, without prior leave of the Directors, he or she be absent from meetings of the Directors for six successive months (without an alternate attending) and the Directors resolve that his or her office be vacated on that account;
–	if, unless the Directors or a court otherwise determine, he or she be convicted of an indictable offence;
–	except in the case of a Government Appointee, if he or she be requested, by resolution of the Directors, to resign his or her office as Director on foot of a unanimous resolution (excluding the vote of the Director concerned) passed at a specially convened meeting at which every Director is present (or represented by an alternate) and of which not less than seven days’ written notice of the intention to move the resolution and specifying the grounds therefore, has been given to the Director;
–	except in the case of a Government Appointee, if he or she has reached an age specified by the Directors as being that at which that person may not be appointed a Director or, being already a Director, is required to relinquish office and a Director who reaches the specified age continues in office until the last day of the year in which he or she reaches that age; or
–	in the case of a Government Appointee, if removed from office by the Government Preference Shareholder pursuant to the Articles of Association.

Rules Concerning the Appointment and Replacement of Directors of the Company (continued)

–	In addition, the office of Director is vacated, subject to any right of appointment or reappointment under the Articles, if:
–	not being a Director holding for a fixed term an executive office in his or her capacity as a Director, he or she resigns their office by a written notice given to the Company; or
–	being the holder of an executive office other than for a fixed term, the Director ceases to hold such executive office on retirement or otherwise; or
–	the Director tenders his or her resignation to the Directors and the Directors resolved to accept it; or
–	he or she ceases to be a Director pursuant to any provision of the Articles.
–	Notwithstanding anything in the Articles of Association or in any agreement between the Company and a Director, the Company may, by Ordinary Resolution of which extended notice has been given in accordance with the Companies Acts, remove any Director before the expiry of his or her period of office.
–	The Minister for Finance has power to nominate such number of non executive directors equal to either (a) 25 per cent of the Directors when the total number of Directors is 15 or less or (b) 4 Directors where the total number of Directors is 16, 17 or 18.

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

Additional information

Memorandum and Articles of Association

A summary of the Memorandum and Articles of Association of Allied Irish Banks, p.l.c. is set out below.

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

Rights and Obligations of Ordinary Shares

The following rights attach to the Ordinary Shares:

–	The right to receive duly declared dividends, in cash or, where offered by the Directors, by allotment of additional Ordinary Shares.
–	The right to attend and speak, in person or by proxy, at general meetings of the Company.
–	The right to vote, in person or by proxy, at general meetings of the Company having, in a vote taken by show of hands, one vote, and, on a poll, a vote for each Ordinary Share held.
–	The right to appoint a proxy, in the required form, to attend and/or vote at general meetings of the Company.
–	The right to receive, (by post or electronically), twenty-one days at least before the Annual General Meeting, a copy of the Directors’ and Auditor’s reports accompanied by (a) copies of the balance sheet, profit and loss account and other documents required by the Companies Acts to be annexed to the balance sheet or (b) such summary financial statements as may be permitted by the Companies Acts.
–	The right to receive notice of general meetings of the Company.
–	In a winding-up of the Company, and subject to payments of amounts due to creditors and to holders of shares ranking in priority to the Ordinary Shares, repayment of the capital paid up on the Ordinary Shares and a proportionate part of any surplus from the realisation of the assets of the Company.

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

Rights and Obligations of 2009 Preference Shares

The following rights attach to the 2009 Preference Shares:

–	The right to receive a non-cumulative cash dividend at a fixed rate of 8% of the subscription price per annum payable annually, at the discretion of the Directors, in arrears on each anniversary of the date of the issue of the shares.
–	The right to receive this dividend ranks:
(a)	pari passu with other shares constituting core tier 1 capital (excluding the Ordinary Shares);
(b)	junior to certain other preferred securities; and
(c)	in priority to the Ordinary Shares.
–	In the event that a dividend on 2009 Preference Shares is not paid in cash, the right to receive a bonus issue of Ordinary Shares (‘Bonus Shares’) calculated by dividing the amount of the unpaid dividend by the average price of an Ordinary Share over the 30 trading days prior to the dividend payment date, subject to an adjustment in circumstances where the Bonus Shares are not issued on the dividend payment date.
–	Where the issue of Bonus Shares is deferred, the holders of 2009 Preference Shares are granted voting rights at general meetings of the Company equivalent to the voting rights that would have attached to the Bonus Shares if they had been issued on the relevant dividend payment date (‘Provisional Voting Rights’), provided however these shall not be exercisable to vote:
(a)	against any Directors’ resolution for the issue of core tier 1 securities to redeem or purchase all or any of the 2009 Preference Shares; or
(b)	on any resolution on any action by the Company in relation to ‘Preferred Securities’ as defined in the Memorandum and Articles of Association.

Additional information

–	The right to receive copies of the circulars to shareholders but not to attend, speak or vote at general meetings save while held by a Government Body and then only in the following circumstances and the following manner:
(a)	on a resolution seeking approval for a change of control of the Company or a sale of all or substantially all of its business; and
(b)	on a resolution to appoint, re-elect or remove directors.
–	Subject as provided below, on either of the foregoing resolutions (and while held by a Government Body) the right to cast a number of votes equal to 25% of all votes capable of being cast by shareholders (including the 2009 Preference Shareholder) on a poll at a general meeting of the Company.
–	If the NPRFC and Government Entities, through their holding of Ordinary Shares (or other securities issued in future), control 25% or more of the total voting rights, then the 2009 Preference Shares will carry no voting rights. If those entities, through their holding of Ordinary Shares (or other securities issued in future), control less than 25% of the total voting rights, then, in respect of resolutions to appoint, re-elect or remove directors and any resolution concerning a proposed change of control of AIB, the 2009 Preference Shares carry the right to “top-up” their total voting rights to 25% of the total voting rights, including the votes attaching to the 2009 Preference Shares.
–	In a winding up of the Company or a return of capital by the Company (other than a redemption or purchase of shares) the right to receive a repayment of the capital (including premium) paid up, rank as follows:
(a)	pari passu with the repayment of the paid up nominal value on Ordinary Shares;
(b)	in priority to the payment of any further amount on Ordinary Shares; and
(c)	junior to the repayment of capital on all other classes of shares that rank ahead of the Ordinary Shares.
–	The right while held by a Government Body to appoint directly either (a) 25% of the Directors where the total number of Directors is 15 or less or (b) 4 Directors where the total number of Directors is 16, 17 or 18 (in either case including any Directors nominated by the Minister pursuant to the Government Guarantee Schemes).

Redemption of 2009 Preference Shares

The following terms and conditions apply in relation to the redemption of the 2009 Preference Shares:

–	The 2009 Preference Shares will not be redeemable at the option of the holder.
–	The 2009 Preference Shares may be redeemed or purchased, in whole or in part, at any time subject to the consent of Central Bank provided that the redemption or purchase is made up of distributable profits and/or the proceeds of an issue of shares constituting core tier 1 capital.
–	The redemption price for the first five years shall be € 1.00 per 2009 Preference Share, being the original subscription price including premium of each 2009 Preference Share. Thereafter, the redemption price of each 2009 Preference Share will be € 1.25, including premium.
–	The Company shall be required to redeem all of the 2009 Preference Shares if there are less than 35,000,000 2009 Preference Shares in issue, subject to the Central Bank’s consent.
–	The Company may redeem or purchase 2009 Preference Shares which are held by a Government Entity without being required to redeem or purchase any 2009 Preference Shares held by another person.
–	On redemption or purchase of 2009 Preference Shares, the Company will be required to issue any outstanding Bonus Shares.

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

The Deferred Shares are not transferable, other than with the prior written consent of the Directors. The Company has, however, the right at any time, without the consent of the holder, to instruct the Company Secretary to acquire the Deferred Shares for nil consideration. The Company acquired and cancelled 395,759,506,824 Deferred Shares on 27 July 2011 resulting from the renominalisation of the ordinary share capital of the Company from € 0.32 each to € 0.01 each following the passing of a Special Resolution to this effect on 26 July 2011.

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

Voting Rights at General Meetings

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

Article 7 provides that whenever the capital of the Company is divided into different classes of shares, the special rights attached to any class may, subject to the provisions of the Companies Acts and subject as otherwise provided in the Articles be varied or abrogated, either whilst the Company is a going concern or during or in contemplation of a winding up, with the sanction of a Special Resolution passed at a class meeting of the holders of the shares of the class but not otherwise.

Convening of General Meetings

AIB must hold a General Meeting in each year as its Annual General Meeting in addition to any other meetings in that year and no more than fifteen months may elapse between the date of one Annual General Meeting and that of the next. The Annual General Meeting will be held at such time and place as the Directors determine. All General Meetings other than Annual General Meetings, are called Extraordinary General Meetings. The Directors may at any time call an Extraordinary General Meeting. Extraordinary General Meetings shall also be convened by the Directors on the requisition of members holding, at the date of the requisition, not less than one-tenth of the paid up capital carrying the right to vote at General Meetings and in default of the Directors within twenty-one clear days, convening such a meeting to be held within two months, the requisitionists (or more then half of them) may but only within three months themselves convene a meeting.

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

1	The Credit Institutions (Eligible Liabilities Guarantee) Scheme 2009 and the Eligible Liabilities Guarantee Scheme Agreements. On 20 January 2010, the Company and its subsidiaries, AIB Group (UK) p.l.c., AIB CI Limited (formerly AIB Bank (CI) Limited) and Allied Irish Banks North America Inc. each executed an Eligible Liabilities Guarantee Scheme Agreement and on 21 January 2010 were each issued with a Participating Institution Certificate under the Eligible Liabilities Guarantee Scheme. EBS and AIB ISL Limited (formerly AIB International Savings Limited and formerly Anglo Irish Bank Corporation (International) plc and which is an Isle of Man company that was acquired by AIB in February 2011), both also hold a Participating Institution Certificate under the Eligible Liabilities Guarantee Scheme.

2	Arrangements in relation to The National Pensions Reserve Fund Commission (“NPRFC”)

(i) The Subscription Agreement

(a)	Pursuant to the terms of the Subscription Agreement between AIB, the Minster for Finance (the ‘Minister’) and the NPRFC dated 13 May 2009, AIB agreed to issue the 2009 Preference Shares and the 2009 Warrants to the NPRFC at an aggregate subscription price of € 3.5 billion.
(b)	AIB gave the NPRFC and the Minster certain warranties relating to the business and operation of the Group. These warranties are considered standard for this type of agreement and cover issues such as the Company’s issued share capital, accuracy and completeness of certain information, accuracy of audited financial statements, payment of taxes, possession of all material licences and absence of material litigation.
(c)	AIB provided various undertakings to the NPRFC and the Minster, including agreeing to commit to the Minster’s ‘Bank Customer Package’. This includes, inter alia, obligations on AIB to:
A	increase lending capacity to small to medium-sized enterprises by 10 per cent. and provide an additional 30 per cent capacity for lending to first-time buyers during each quarter of the financial year when compared to the corresponding quarter in the year commencing 1 January 2008;
B	establish a € 100 million fund to support environmentally friendly investment and innovations in clean energy;
C	comply with the Code of Conduct for Business Lending to Small and Medium Enterprises and the Code of Conduct for Mortgage Arrears published by the Central Bank;
D	make every effort to avoid repossessions and, in any case, not commence court proceedings for the repossession of a principal private residence within 12 months of arrears appearing, where the customer maintains contact and co-operates reasonably with AIB;
E	fund and co-operate with an ‘Independent Review of Credit Availability’; and
F	work closely with the IDA Ireland, Enterprise Ireland and with other Irish state agencies to ensure the supply of appropriate finance to contractors engaged on major projects sponsored by those agencies.
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
(d)	On 13 May 2009, the NPRFC paid to AIB € 3.5 billion (less an arrangement fee of € 30 million paid by AIB to the NPRFC) in respect of the issue to it of the 2009 Preference Shares and the 2009 Warrants.
(e)	AIB undertook in the Subscription Agreement that application would be made in due course for the Warrant Shares and any Bonus Shares to be admitted to trading on a regulated market.
(f)	In addition to agreeing to allow the Government Entities to make use of any public offer prospectus issued by the Company for the purposes of placing such Ordinary Shares with investors, the Company also undertook to co-operate in the preparation and issue of a public offer prospectus where this is required for the purposes of an offering to the public, a placing or listing of the 2009 Preference Shares or any Ordinary Shares acquired as a result of holding 2009 Preference Shares or 2009 Warrants.

(ii) 2010 Placing Agreement

(a)	Pursuant to the terms of the Placing Agreement between the Minister, the NPRFC, the National Treasury Management Agency (“NTMA”) and AIB, dated 23 December 2010, AIB agreed to issue 675,107,845 new Ordinary Shares to the NPRFC at an aggregate subscription price of € 3,818,438,297.
(b)	To the extent that the NPRFC subscription for these shares would result in it holding more than 49.9% of the Ordinary Shares in issue, convertible non-voting shares (“CNV Shares”) were to be allotted to the NPRFC so that, following such allotment, the NPRFC did not acquire more than 49.9% of the Ordinary Shares then in issue. In April 2011, AIB converted into ordinary shares on a one-for-one basis the 10,489,899,564 CNV Shares issued to the NPRFC in connection with the 2010 Placing Agreement, following completion of the disposal of AIB’s interests in BZWBK.
(c)	The obligations of the Minister, the NPRFC and the NTMA were conditional on AIB having complied, and continuing to comply, with letters from the Minister dated 13 and 22 December 2010, stating that the provision of further state funding to AIB was conditional on the Board’s decision not to pay any bonuses to staff no matter when they may have been earned, since AIB could not be in a position to pay without state support, past, present and future save that nothing in the Agreement was to prevent AIB meeting its obligations on foot of a Court Order.
(d)	The cancellation of the 294,251,819 warrants over new Ordinary Shares held by the NPRFC in return for the payment to it by AIB of approximately € 52 million;
(e)	AIB gave the Minister, the NPRFC and the NTMA certain warranties relating to the business and operation of the Group. These warranties are considered standard for this kind of agreement and cover issues such as the Company’s issued share capital, accuracy and completeness of certain information, accuracy of audited financial statements, payment of taxes, possession of all material licenses, absence of material litigation and absence of breach of material change of control provisions.
(f)	AIB entered into various covenants with the Minister, the NPRFC, the NTMA, the National Asset Management Agency or any other state entity to use all reasonable efforts to comply, and procure compliance by the Group, with various commitments including:
A	Meeting a lending target of € 3 billion per annum for new or increased credit facilities to SMEs in each of the two twelve month periods commencing on 1 January 2011 and 2012.
B	Providing € 20 million for seed capital to Enterprise Ireland supported ventures and € 100 million for environmental, clean energy and innovation projects (in addition to the commitments under the Subscription Agreement).
C	Working with Enterprise Ireland and the Irish Bankers Federation to develop sectoral expertise in the modern growth sectors of the economy, and with Enterprise Ireland to develop a range of banking services to meet the needs of Irish SMEs trading internationally.
D	Taking actions, agreed with the Minister, to develop new credit products in areas where cash flow, rather than property or assets, is the basis for business lending.
(g)	AIB also agreed to co-operate fully with the Minster and the European Commission in connection with the Commission’s assessment of the Group’s restructuring plan under EU State aid rules and to implement fully the final restructuring plan when approved by the NTMA and the Commission.
(h)	AIB repeated and extended undertakings in the Subscription Agreement relating to matters concerning the remuneration of its directors, senior executives and employees.
(i)	AIB undertook various obligations in respect of the CNV Shares, relating to the issue of securities, the modification of rights attaching to securities and the transferability of the CNV Shares.

(iii) 2011 Placing Agreement, Capital Contribution and Minister’s Letter

(a)	Pursuant to the terms of the Placing Agreement between the Minister, the NPRFC, the NTMA and AIB, dated 1 July 2011, AIB agreed to issue 500,000,000,000 new Ordinary Shares to the NPRFC at an aggregate subscription price of € 5 billion. On 28 July 2011, the Minister and the NPRFC agreed to make capital contributions of € 2,283,146,860 and € 3,770,970,659 respectively to AIB for no consideration and AIB is not legally obliged to repay the capital contributions. The capital contributions were made in order to enable AIB to meet its regulatory capital requirements.
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
(c)	The continued provision of State funding and support to AIB is dependent on enforcement by AIB of a wide restriction on payment of employment bonuses by the Group, details of which are contained in a letter from the Minister to AIB dated 25 July 2011. The Minister’s Letter contains undertakings in relation to measures to promote the availability of credit, AIB’s restructuring plan, related party transactions, corporate governance and remuneration and fees payable to directors, senior executives, employees and service providers of AIB.

(iv) Contingent Capital Note Purchase Agreement

(a)	Pursuant to the terms of the Note Purchase Agreement between the Minister and AIB, dated 26 July 2011, AIB agreed to issue € 1.6 billion of contingent tier 2 capital notes to the Minister, issued at par with a five year and one day maturity, with an aggregated principal amount of € 1.6 billion.
(b)	The Contingent Capital Notes will convert mandatorily in their entirety into Ordinary Shares in the event that the core tier 1 capital ratio of AIB falls below 8.25% or (following implementation of the Capital Requirements Directive IV in Ireland), AIB’s common equity tier 1 ratio falls below 8.25% or, if the Central Bank, in its sole discretion, notifies AIB that it has determined that the Group’s financial and solvency condition is deteriorating in such a way that a fall below the ratios described above is likely to occur in the short term and AIB is incapable of restoring the Group’s capital ratio to a level above 8.25% during the following 90 days. The Contingent Capital Notes will also convert immediately and mandatorily into Ordinary Shares in the event that a non-viability event occurs (including in the event of the Group becoming insolvent, bankrupt, unable to pay its debts as they fall due, ceases to carry on its business or fails to meet minimum capital adequacy requirements).
(c)	Following a conversion event, the Contingent Capital Notes will be immediately converted into a fixed number of Ordinary Shares that is determined by dividing the principal amount of each Contingent Capital Note by the conversion price of € 0.01 per Ordinary Share. The Contingent Capital Notes also include certain anti-dilution adjustments.
(d)	The Contingent Capital Notes carry a fixed annual mandatory interest rate of 10% of the principal amount. The Minister may, where it remains the holder of 100% of the Contingent Capital Notes, in order to facilitate the sale of the Contingent Capital Notes to third party investors, at any time (but becoming effective only from the date of such sale being completed and settled) increase the interest rate to a new level determined by an independent remarketing agent nominated by the Minister, but not exceeding 18%. per annum. In addition, AIB will provide, at the request of the Minister, sufficient disclosure to allow for the Contingent Capital Notes to be listed and to be sold to third party investors. AIB will have the option, prior to any such sale of the Contingent Capital Notes being completed and settled, to source third party investors at a potentially lower interest rate, but only if it has sourced sufficient investors to purchase an amount equal to the principal amount paid by the Minister for the Contingent Capital Notes on overall better terms. The Minister will have discretion as to whether or not to sell to any such investors. Admission of the Contingent Capital Notes to the Official List of the Irish Stock Exchange and to trading on its Global Exchange Market, an exchange-regulated market, occurred on 27 October 2011.
(e)	The Contingent Capital Notes constitute direct, unsecured and subordinated obligations of the Group and rank junior to unsubordinated obligations of the Group and pari passu without any preference among themselves and equally with all other dated subordinated obligations of the Group which rank or are expressed to rank equally with the Contingent Capital Notes (if any). The Contingent Capital Notes rank senior to other obligations of the Group that are expressed to rank junior to the Contingent Capital Notes.

(v) Relationship Framework

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

(vi) EU Restructuring Plan

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

The following table shows, for the periods and dates indicated, certain information regarding the noon buying rate, expressed in US dollars per euro.

	Period end(1)	Average rate(2)	High	Low

Year ended 31 December 2009	1.4332	1.3936	1.5100	1.2547
Year ended 31 December 2010	1.3269	1.3302	1.4536	1.1959
Year ended 31 December 2011	1.2973	1.3946	1.4875	1.2926
Year ended 31 December 2012	1.3186	1.2921	1.3463	1.2062
Year ended 31 December 2013	1.3779	1.3298	1.3816	1.2774

(1)	The noon buying rate at such dates differed from the rates used in the preparation of AIB Group’s consolidated financial statements, which were US$ 1.4406, US$ 1.3362, US$ 1.2939, US$ 1.3194 and US$1.3791 to € 1.00 at 31 December 2009, 2010, 2011, 2012 and 2013 respectively.
(2)	The average rate for each period is the average of the noon buying rates on the last day of each month during that period.

On 18 April 2014 the noon buying rate was € 1.00 = US$ 1.3816.

The accounting policy in respect of the translation of gains and losses arising in foreign locations is set out on page 215. Details of the exchange rates used in the preparation of the consolidated financial statements are set out in note 58 of this report.

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

AIB traded on the New York Stock Exchange (“NYSE”) in the form of American Depositary Shares (“ADS”). Each ADS, which comprised 10 ordinary shares, traded under the symbol “AIB” and was evidenced by an American Depositary Receipt (“ADR”). On 25 August 2011, AIB delisted from the NYSE, from which time AIB’s ADSs were no longer traded on the NYSE.

At 31 December 2013, AIB had outstanding 521,296,831,617 ordinary shares of € 0.01 each, of which 35,680,114 were held as Treasury Shares (notes 41 and 42). 500 billion shares were issued at € 0.01 per share.

The following table sets forth the high and low sales prices of the ordinary shares during the periods indicated, based on mid-market prices at close of business on the Irish Stock Exchange and the high and low sales prices for ADS, as reported on the NYSE composite tape.

	Ordinary shares(1)		American Depositary Shares(2)

	High	Low	High	Low
	(Euro)		(Dollars)
Year ended 31 December
2009	3.37	0.27	9.84	0.76
2010	1.79	0.27	4.95	0.83
2011	0.33	0.04	4.48	0.41
2012	0.14	0.05	–	–
2013	0.15	0.05	–	–

Calendar year
2012
First quarter	0.14	0.06	–	–
Second quarter	0.09	0.06	–	–
Third quarter	0.07	0.05	–	–
Fourth quarter	0.06	0.05	–	–

2013
First quarter	0.09	0.05	–	–
Second quarter	0.07	0.06	–	–
Third quarter	0.09	0.05	–	–
Fourth quarter	0.15	0.09	–	–

(1)	On 26 July 2011, the nominal value of each ordinary share was reduced from € 0.32 to € 0.01 per share.
(2)	An ADS represented two ordinary shares up to 22 February 2011. On 23 February 2011, AIB changed the ratio whereby one ADS represents ten ordinary shares.

Bonus Issue

On 13 May 2013, Allied Irish Banks, p.l.c. (“AIB”) issued and allotted 4,144,055,254 ordinary shares to the National Pensions Reserve Fund Commission (“NPRFC”) by way of bonus issue.

This number of shares is equal to the aggregate cash amount of the annual dividend of € 280 million on the NPRFC’s holding of € 3.5 billion 2009 Non-Cumulative Preference Shares, divided by the average price per share in the 30 trading days prior to 13 May 2013.

The total number of AIB ordinary shares in issue post this bonus issue is 521,261,151,503*. The Irish State, through the NPRFC, owns 99.8% of the ordinary shares of AIB.

*Excludes treasury shares

American Depositary Receipts

Allied Irish Banks, p.l.c. (“AIB”) listing of its ordinary shares, in the form of American Depository Shares (“ADS”), was obtained on the New York Stock Exchange (“NYSE”) effective 28 November 1990. Each ADS, which comprised two ordinary shares, traded under the symbol “AIB” and was evidenced by an American Depository Receipt (“ADR”). The ADR depositary is The Bank of New York Mellon (‘the Depositary’). On 7 February 2011, AIB announced its intention to change the ratio of one ADS representing two ordinary shares to one ADS representing ten ordinary shares. The effective date of this change was 23 February 2011.

On 4 August 2011, AIB announced that its Board of Directors had resolved to delist its ADSs, each representing ten ordinary shares, par value € 0.01 per share, from the NYSE, terminate the deposit agreement governing the ADSs (‘the Deposit Agreement’) with the Depositary and, in due course, terminate the registration of AIB’s securities with the US Securities and Exchange Commission (‘the SEC’) under the US Securities Exchange Act of 1934 (‘the Exchange Act’), in each case after the completion of the required legal steps. The Board of Directors of AIB made the decision in light of the increase in the Irish Government’s shareholding (through the NPRFC) to 99.8% on 27 July 2011, following the issue of 500,000,000,000 shares at € 0.01 per share, and the savings in costs and administrative efforts that would result from the delisting and any subsequent deregistration under the Exchange Act.

AIB filed the related Form 25 with the SEC on 15 August 2011. The delisting became effective at the close of business on 25 August 2011, from which time AIB’s ADSs were no longer traded on the NYSE. On 10 October 2011, AIB terminated the ADS facility by terminating the Deposit Agreement between AIB and the Depositary.

In April 2012, the Depositary commenced the sale of the ordinary shares underlying the ADSs on the ESM. Because of the limited liquidity in the ordinary shares on the ESM this disposal process has extended over a significant period and is continuing. While at 31 December 2013, 26,513,561 ADSs were still outstanding, as a result of the ongoing sale process each ADS was backed by approximately 3.5 ordinary shares and a cash amount which has been accumulated following sales to date completed by the Depositary. At 31 March 2014, each ADS was backed by approximately 2 ordinary shares and a cash amount. On completion of the sale of the remaining ordinary shares underlying the ADSs (approximately 49 million at the end of March 2014) by the Depositary, the outstanding ADSs will be cancelled, cash will be remitted to the ADS holders and AIB will terminate the registration of its securities.

AIB has not arranged for listing and/or registration on another US national securities exchange or for quotation of its securities in a US quotation medium, but expects that its ordinary shares will continue to trade on the ESM of the Irish Stock Exchange.

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

Website: http://www.computershare.com

or from the Irish Revenue Commissioners at:

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

Irish Capital Gains Tax

When shares are disposed of a capital gain may result if the sales proceeds less selling costs are greater than the base cost of the shares sold and allowable deductions. Capital gains tax is charged at 33% on chargeable gains arising on disposals.

Stamp Duty

The Irish stamp duty implications of transactions in shares or ADSs are the same as for Eligible US Holders. See ‘Irish Stamp Duty’ in the ‘Taxation of Eligible US Holders’ section.

Taxation of a gift or an inheritance

Capital acquisitions tax (“CAT”), comprising gift tax and inheritance tax, is charged in Ireland where the value of the aggregate taxable gifts and inheritances received by an individual on or after 5 December 1991 exceeds the tax free threshold applicable. The tax free threshold applicable is determined by the relationship between the parties. Amounts in excess of the threshold are taxed at 33%.

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

Irish Tax
(i)	Irish Income Tax
An Eligible US Holder is not liable to Irish income tax on dividends paid by AIB where the recipient is:
	–	a person, other than a company, who is not ordinarily resident in Ireland in a year of assessment; or
	–	a company that is not under the control (direct or indirect) of a person or persons who are Irish resident; or
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

US Tax
(i) US Federal Income Taxation
An Eligible US Holder is subject to US Federal income taxation on the gross amount of any dividend paid by AIB out of AIB’s current or accumulated earnings and profits (as determined for US federal income tax purposes). Dividends received by individuals that constitute qualified dividend income, are taxed at a maximum federal tax rate of 20%, subject to certain holding requirements. Holders of Ordinary Shares or ADSs must have held their shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date.

Additional information

Dividends paid by AIB with respect to ordinary shares or ADSs will be qualified dividend income for US tax purposes if AIB was not in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend was paid, a passive foreign investment company (“PFIC”). Based on our current and projected financial data, we believe AIB should not be treated as a PFIC for US federal income tax purposes with respect to tax years 2012 and 2013 and we do not anticipate that AIB would be treated as a PFIC for the 2014 year.

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

A holder of ADSs may, under certain circumstances, be subject to US backup withholding tax with respect to dividends paid on ADSs or the proceeds of sale of ADSs. A US holder of ADSs is subject to backup withholding tax unless such holder: (i) is a corporation or comes within the certain other exempt categories and, when required, certifies this fact; or (ii) provides a correct tax-payer identification number (“TIN”), certifies that such holder is not subject to backup withholding tax and otherwise complies with applicable requirements of the backup withholding tax rules. Subject to certain limitations, amounts withheld under the US backup withholding tax rules may be creditable against the holder’s US federal income tax liability.

(iii)	US State and local taxes
State and local taxes may apply to distributions received by holders of AIB ordinary shares or ADSs.
(iv)	Gains on sale, exchange or other disposal

Upon the sale, exchange or other disposal of AIB ordinary shares or ADSs, a US Holder will recognise a gain or loss, if any, equal to the difference between the amount realised upon the sale, exchange, or disposal and the US Holder’s tax basis. Generally, a holder’s tax basis in AIB ordinary shares or ADSs will be the US Holder’s cost. Such gain or loss will generally be capital gain or loss. Capital gains recognised by non-corporate US Holders on shares held longer than one year, are taxed at a maximum rate of 20%. Any gain will generally be treated as income from sources within the US for foreign tax credit limitation purposes. Effective 10 October 2011, AIB terminated its ADR facility. A US Holder of ADSs could surrender their ADSs and receive underlying AIB ordinary shares. A US Holder does not recognise gain or loss on the surrender of ADSs and receipt of AIB ordinary shares. The US Holder’s tax basis in the ordinary shares received is equal to the tax basis in the ADSs surrendered. A US Holder that does not surrender their ADSs ultimately will receive proceeds in connection with the termination and, at that point, under current law, would be treated as having sold their shares, recognising gain or loss equal to the difference between the amount realised and the US Holder’s tax basis. As discussed above such gain or loss would generally be capital gain or loss.

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

Additional information

Employees

At year end December 2013, AIB Group had 11,431(1) full time equivalent staff in payment (end of month staff in payment full time equivalent, excluding career breaks and other unpaid long-term leaves) on a worldwide basis, mainly in the Republic of Ireland, Northern Ireland, Great Britain and United States of America.

AIB Group offers a wide range of employee relations programmes in each of the areas in which it operates. In 2013, AIB, and the Irish Bank Officials’ Association (“IBOA”) which is the principal recognised trade union for bank employees, reaffirmed their commitment to agreed principles underpinning a positive and constructive approach to employee and industrial relations.

The AIB Code of Conduct, sets out the standards of conduct and behaviour required from staff and is supported by a number of detailed policies which are subject to regular review. AIB encourages its staff to raise any concerns of wrongdoing through a number of channels, both internal and external. One such channel, the AIB Speak-Up policy, includes a confidential external helpline. Staff are assured that if they raise a concern in good faith, AIB will not tolerate any victimisation or unfair treatment of the staff member as a result.

AIB’s remuneration levels in 2013 continued to be closely managed in line with the Group’s financial performance. There were no general salary increases awarded. Out of course salary increases were managed within tight budgetary parameters, the increases being primarily restricted to retaining key staff and skills or to instances where staff stepped up to expanded roles in light of restructuring or staff departures under the voluntary severance programme. Under the terms of the Pay and Benefits Review, introduced in 2012, reductions of up to 7.5% in salaries and benefits, relative to market benchmarks, were applied to managers with effect from 1 January 2013. The salaries of senior executives within the Group were managed by the Remuneration Committee in accordance with the obligations of the Subscription and Placing Agreements. There were no bonus schemes or share incentive schemes in operation.

The average number of employees by new operating segment for 2013 and by market segment for 2012 and 2011 (excluding employees on career breaks, long term absences or any other unpaid leaves) are described in the table below. See also note 56 to the consolidated financial statements.

Employee numbers as at 31 December 2013, for Ark Life total 146. This subsidiary was acquired in March 2013, and is held for sale as a discontinued operation (note 21). The employee numbers above, do not include Ark Life employees.

	2013			2012		2011

Continuing operations			Continuing operations

			PBB	6,285		6,017
DCB	6,085		CICB	1,620	(4)	1,752
AIB UK	1,490		AIB UK	2,234		2,282
FSG	1,512		EBS(3)	604		288
Group(2)	3,561		Group(2)	3,965		3,943

Total	12,648	(1)		14,708		14,282

			Discontinued operations
			BZWBK(5)(6)	–		2,434

				14,708		16,716

(1)	The 12 month average of 12,648 employees is lower than the average figure for December 2012 of 14,708 due to the high level of voluntary severance and early retirements in the period. Actual FTEs fell to the 31 December 2013 level of 11,431 from 13,429 at 31 December 2012, also reflecting the high level of voluntary severance and early retirements in the period.
(2)	The figures for Group include the following centralised functions: Chief Financial Office; Chief Risk Office; Corporate Affairs and Strategy; Office of the Group General Counsel, Human Resources, Chief Operating Office and Office of Group Internal Audit.
(3)	EBS was acquired on 1 July 2011, accordingly, staff numbers have been time apportioned in 2011.
(4)	AIB Investment Managers was disposed of on 1 June 2012, data has been included for January to May 2012.
(5)	Central and Eastern Europe division ceased operations in 2010, following the classification of BZWBK and BACB as a discontinued operation during the year.
(6)	BZWBK includes all staff in BZWBK and its subsidiaries, excluding assignees from AIB.

Description of property

As of 31 December 2013, AIB operated from an estate of 261 branches/outlets, and 22 office locations. These are held principally in the Republic of Ireland, Northern Ireland, Great Britain, Isle of Man, and the Channel Islands. The estate is held under a combination of freehold/long leasehold and short lease tenures. AIB also holds a large number of ATM locations under lease and licence agreements.

Over the course of 2013, AIB undertook another significant branch consolidation programme. This resulted in the closure of a further 17 branches and sub offices in the Republic of Ireland. This brings to 63 the total number of properties closed since January 2012. These properties, depending on tenure, will be sold or surrendered back to landlords over the course of the year.

AIB is headquartered at Bankcentre, Ballsbridge, Dublin 4. This is a large campus style complex of interlinked office buildings on a site of approximately 14 acres. The complex houses most of AIB’s support functions, in addition to car parking, meeting and staff welfare facilities. AIB holds this site under a number of separate lease arrangements.

As part of a major Head Office Consolidation Programme, AIB exited leases at a number of key locations around Dublin City. Included in this programme were offices at AIB International Centre in the IFSC, No.85 Pembroke Road, Hume House and the Sweepstakes Centre. Ashford House and Stack B, Trade were also exited in the latter part of the year, with property negotiations ongoing.

The Consolidation Programme will continue over 2014 to reduce the Bank’s occupancy costs across the Estate and maximise the potential of the remaining portfolio. In addition, AIB has a number of other head office properties in principal towns nationwide including Dublin, Naas, Cork, Limerick, Waterford and Galway.

The AIB estate in the Channel Islands was also reviewed over the course of 2013 with a number of key transactions taking place. AIB approved the sub-letting of the Esplanade Building in St. Helier, Jersey as well as placing the residence at Sunnyholm on the market for sale. Negotiations were also successfully completed to exit Finch Road and the Jubilee Buildings, in Douglas, Isle of Man.

In Northern Ireland, AIB’s First Trust Bank is headquartered at First Trust Centre, 92 Ann Street, Belfast and has a branch network comprising 32 locations. There were 10 branch closures over the course of 2013 with 8 property disposals completed. There are another 5 properties on the market for sale which will continue into 2014.

AIB’s UK headquarters is located at Tenterden Street, West End London which is held under lease. In addition, AIB GB has a further 10 leasehold properties in and around London and the South East as well as 12 leasehold and one freehold location nationwide. A further 5 closed premises are held under management. 2013 saw the surrender of 5 closed premises over the course of the year.

EBS is largely accommodated across the AIB Bankcentre campus. The former EBS headquarters, at 2 Burlington Road, Dublin 4, is now an integrated part of the AIB head office estate. This is a modern 80,000 square foot facility held under lease. The branch estate comprises 62 outlets which are leased or owned by EBS with a further 24 locations held by tied agents and franchises.

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

Additional information

3.	Registrar
The Company’s Registrar is:
Computershare Investor Services (Ireland) Ltd.,
Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18.
Telephone: +353-1-247 5411. Facsimile: +353-1-216 3151.
Website: www.computershare.com or www.investorcentre.com/ie/contactus

4.	Shareholding analysis
The National Pensions Reserve Fund Commission hold 520,381,418,976 ordinary shares of € 0.01 each in the share capital of Allied Irish Banks, p.l.c

Financial calendar

Annual General Meeting: 19 June 2014, at the Company’s Head office at Bankcentre, Ballsbridge, Dublin 4.

Interim results

The unaudited Half-Yearly Financial Report 2014 will be announced towards the end of July/early August 2014 and will be available on the Company’s website – www.aibgroup.com.

Shareholder’s enquires regarding Ordinary Shares should be addressed to:

Computershare Investor Services (Ireland) Ltd.,

Heron House,

Corrig Road,

Sandyford Industrial Estate,

Dublin 18, Ireland.

Telephone: +353 1 247 5411

Facsimile: +353 1 216 3151

Website: www.computershare.com

or

www.investorcentre.com/ie/contactus

or

www.aibgroup.com

Glossary of terms

ABS	Asset backed securities are securities that represent an interest in an underlying pool of referenced assets. They are typically structured in tranches of differing credit qualities. Some common types of asset backed securities are those backed by credit card receivables, home equity loans and car loans. Within this report, ABS which are backed by an underlying pool of residential mortgage loans are referred to as “RMBS” – see below.

Arrears	Arrears relates to any interest or principal on a loan which was due for payment, but where payment has not been received. Customers are said to be in arrears when they are behind in fulfilling their obligations with the result that an outstanding loan is unpaid or overdue.

Banking book	A regulatory classification to support the regulatory capital treatment that applies to all exposures which are not in the trading book. Banking book positions tend to be structural in nature and, typically, arise as a consequence of the size and composition of a Bank’s balance sheet. Examples include the need to manage the interest rate risk on fixed rate mortgages or rate insensitive current account balances. The Banking Book portfolio will also include all transactions/positions which are accounted for on an interest accruals basis or, in the case of financial instruments, on an available for sale or hold to maturity basis (e.g. AFS Securities portfolios).

Basis point	One hundredth of a per cent (0.01%), so 100 basis points is 1%. Used in quoting movements in interest rates or yields on securities.

Basis risk	A type of market risk that refers to the possibility that the change in the price of an instrument (e.g. asset, liability, derivative, etc) may not match the change in price of the associated hedge, resulting in losses arising in the Group’s portfolio of financial instruments.

Buy- to- let	A residential mortgage loan approved for the purpose of purchasing a residential investment property to rent out.

CBOs/CDOs	A collateralised bond obligation (“CBO”)/collateralised debt obligation (“CDO”) is an investment vehicle (generally an SPE) which allows third party investors to make debt and/or equity investments in a vehicle containing a portfolio of loans and bonds with certain common features. In the case of synthetic CBOs/CDOs, the risk is backed by credit derivatives instead of the sale of assets (cash CBOs/CDOs).

CET 1 ratio	Common equity tier 1 – A measurement of a bank’s core equity capital compared with its total risk-weighted assets.

Collectively assessed impairment	Impairment assessment on a collective basis for portfolios of loans that are not considered individually significant for specific provisioning. In addition, portfolios of performing loans are assessed on a collective basis to estimate the amount of losses incurred, but which have yet to be individually identified (IBNR provisions).

Commercial paper	Commercial paper is similar to a deposit and is a relatively low-risk, short-term, unsecured promissory note traded on money markets issued by companies or other entities to finance their short-term expenses. In the USA, commercial paper matures within 270 days maximum, while in Europe, it may have a maturity period of up to 365 days; although maturity is commonly 30 days in the USA and 90 days in Europe.

Commercial property

Commercial property lending focuses primarily on the following property segments:

a) Apartment complexes;

b) Develop to sell;

c) Office projects;

d) Retail projects;

e) Hotels; and

f) Selective mixed-use projects and special purpose properties.

Concentration risk	Concentration risk is the risk of loss from lack of diversification, investing too heavily in one industry, one geographic area or one type of security.

Contractual maturity	The period when a scheduled payment is due and payable in accordance with the terms of a financial instrument.

Core tier 1 capital	Called-up share capital, share premium and eligible reserves plus equity non-controlling interests, less goodwill, intangible assets and supervisory deductions as specified by the Central Bank of Ireland.

CRD	Capital requirements directives (‘CRD’): Capital adequacy legislation implemented by the European Union and adopted by member states. They are designed to ensure the financial soundness of credit institutions and certain investment firms.

Credit default swaps	An agreement between two parties whereby one party pays the other a fixed coupon over a specified term. The other party makes no payment unless a specified credit event, such as a default, occurs, at which time a payment is made and the swap terminates. Credit default swaps are typically used by the purchaser to provide credit protection in the event of default by a counterparty.

Credit derivatives	Financial instruments where credit risk connected with loans, bonds or other risk-weighted assets or market risk positions is transferred to counterparties providing credit protection. The credit risk might be the exposure inherent in a financial asset such as a loan or might be generic credit risk such as the bankruptcy risk of an entity.

Glossary of terms

Credit risk	The risk that one party to a financial instrument will cause a financial loss to the other party by failing to discharge an obligation.

Credit risk mitigation	Techniques by lenders used to reduce the credit risk associated with an exposure by the application of credit risk mitigants. Examples include: collateral; guarantee; and credit protection.

Credit risk spread	Credit spread can be defined as the difference in yield between a given security and a comparable benchmark government security, or the difference in value of two securities with comparable maturity and yield but different credit qualities. It gives an indication of the issuer’s or borrower’s credit quality.

Criticised loans	Loans requiring additional management attention over and above that normally required for the loan type.

Customer accounts	A liability of the Group where the counterparty to the financial contract is typically a personal customer, a corporation (other than a financial institution) or the government. This caption includes various types of deposits and credit current accounts, all of which are unsecured.

Debt restructuring	This is the process whereby customers in arrears, facing cash flow or financial distress, renegotiate the terms of their loan agreements in order to improve the likelihood of repayment. Restructuring may involve altering the terms of a loan agreement including a partial write down of the balance. In certain circumstances, the loan balance may be swapped for equity in the counterparty.

Debt securities	Assets on the Group’s balance sheet representing certificates of indebtedness of credit institutions, public bodies and other undertakings.

Debt securities in issue	Liabilities of the Group which are represented by transferable certificates of indebtedness of the Group to the bearer of the certificates.

Default	When a customer breaches a term and/or condition of a loan agreement, a loan is deemed to be in default for case management purposes. Depending on the materiality of the default, if left unmanaged it can lead to loan impairment. Default is also used in Basel II context when a loan is either 91+ days past due or impaired, and may require additional capital to be set aside.

Economic capital	The amount of capital which the Group needs to protect against extreme losses from a material risk it is running (e.g. credit risk, market risk). It is based on internally developed calculation methodologies and estimates, as opposed to regulatory capital, which uses a methodology determined by the Basel Accord and imposed by the Regulator.

Eurozone	The eurozone consists of the following eighteen European Union countries that have adopted the euro as their common currency: Austria, Belgium, Cyprus, Estonia, Finland, France, Germany, Greece, Ireland, Italy, Latvia, Luxembourg, Malta, Netherlands, Portugal, Slovakia, Slovenia and Spain. In addition, Bulgaria and Romania became members of the eurozone on 1 January 2014.

Exposure at Default	Exposure at default (“EAD”) is the expected or actual amount of exposure to the borrower at the time of default.

First/second lien	Where a property or other security is taken as collateral for a loan, first lien holders are paid before all other claims on the property. Second lien holders are subordinate to the rights of first lien holders to a property security.

Forbearance	Forbearance is the term that is used when repayment terms of a loan contract have been renegotiated in order to make repayment terms more manageable for borrowers. Forbearance techniques have the common characteristic of rescheduling principal or interest repayments, rather than reducing them. Standard forbearance techniques employed by the Group include: - interest only; a reduction in the payment amount; a temporary deferral of payment (a moratorium); extending the term of the mortgage; and capitalising arrears amounts and related interest.

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

Glossary of terms

Funded/ unfunded exposures

Funded: Loans, advances and debt securities where funds have been given to a debtor with an obligation to repay at some future date and on specific terms.

Unfunded: Unfunded exposures are those where funds have not yet been advanced to a debtor, but where a commitment exists to do so at a future date or event.

Guarantee	An undertaking by the Group/other party to pay a creditor should a debtor fail to do so.

Home loan	A loan secured by a mortgage on the primary residence or second home of a borrower.

ICAAP	Internal Capital Adequacy Assessment Process (“ICAAP”): The Group’s own assessment, through an examination of its risk profile from regulatory and economic capital perspectives, of the levels of capital that it needs to hold.

Impaired loans	Loans are typically reported as impaired when interest thereon is 91 days or more past due or where a provision exists in anticipation of loss, except: (i) where there is sufficient evidence that repayment in full, including all interest up to the time of repayment (including costs) will be made within a reasonable and identifiable time period, either from realisation of security, refinancing commitment or other sources; or (ii) where there is independent evidence that the balance due, including interest, is adequately secured. Upon impairment the accrual of interest income based on the original terms of the claim is discontinued but the increase of the present value of impaired claims due to the passage of time is reported as interest income.

IRBA	The Internal Ratings Based Approach (“IRBA”) allows banks, subject to regulatory approval, to use their own estimates of certain risk components to derive regulatory capital requirements for credit risk across different asset classes. The relevant risk components are: Probability of Default (“PD”); Loss Given Default (“LGD”); and Exposure at Default (“EAD”).

ISDA Master Agreements	Standardised contracts, developed by the International Swaps and Derivatives Association (“ISDA”), used as an umbrella under which bilateral derivatives contracts are entered into.

LCR	Liquidity Coverage Ratio: The ratio of the stock of high quality liquid assets to expected net cash outflows over the next 30 days under a stress scenario. CRD IV requires that this ratio exceed 60% on 1st January 2015 and 100% on 1st January 2018.

Leveraged lending	Leveraged lending involves lending to entities by leveraging off their equity structures having considered the cash generating capacity of the business and its capacity to repay any associated debt. Leveraging structures are typically used in management and private equity buy-outs, mergers and acquisitions. Leverage lending typically is to non-investment grade borrowers and carries commensurate rates of return.

Leverage ratio	To prevent an excessive build-up of leverage on institutions’ balance sheets, Basel III introduces a non risk- based leverage ratio to supplement the risk-based capital framework of Basel II. It is defined as the ratio of tier 1 capital to total exposures. Total exposures include on-balance sheet items, off-balance sheet items and derivatives, and should generally follow the accounting measure of exposure.

LGD	Loss Given Default (“LGD”) is the expected or actual loss in the event of default, expressed as a percentage of ‘exposure at default’.

Liquidity risk	The risk that Group does not have sufficient financial resources to meet its obligations as they fall due, or will have to do so at an excessive cost. This risk arises from mismatches in the timing of cash flows.

Loans past due	When a borrower fails to make a contractually due payment, a loan is deemed to be past due. ‘Past due days’ is a term used to describe the cumulative number of days that a missed payment is overdue. Past due days commence from the close of business on the day on which a payment is due but not received. In the case of overdrafts, past due days are counted once a borrower:
– has breached an advised limit;
– has been advised of a limit lower than the then current amount outstanding; or
– has drawn credit without authorisation. When a borrower is past due, the entire exposure is reported as past due, rather than the amount of any excess or arrears.

Loan to deposit ratio	This is the ratio of loans and receivables to customers as presented in the statement of financial position compared to customer accounts.

Loan workout	Loan workout is the process whereby once an advance is deemed to be criticised (i.e. ‘Watch’, ‘Vulnerable’ or ‘Impaired’), the Group monitors and reviews the advance regularly with the objective of working with the customer to resolve their financial difficulties, which may include restructuring, in order to maximise the level of recovery by the Group.

LTV	Loan to value (“LTV”) is an arithmetic calculation that expresses the amount of the loan as a percentage of the value of security/collateral. A high LTV indicates that there is less of a cushion to protect the lender against collateral price falls or increases in the loan carrying amount if repayments are not made and interest is capitalised onto the outstanding loan balance.

Glossary of terms

MCEV	Market consistent embedded value (“MCEV”) of a life insurance company represents the shareholders’ interests in the earnings distributable from assets allocated to the covered business after sufficient allowance for the aggregate risks in the covered business has been made.

Medium term notes	Medium term notes (“MTNs”) are notes issued by the Group across a range of maturities under European Medium Term Note Programme.

NAMA	National Asset Management Agency (“NAMA”) was established in 2009 as one of a number of initiatives taken by the Irish Government to address the serious problems which arose in Ireland’s banking sector as the result of excessive property lending.

Net interest income	The amount of interest received or receivable on assets net of interest paid or payable on liabilities.

Net interest margin	Net interest margin (“NIM”) is a measure of the difference between the interest income generated on average interest earning financial assets (lendings) and the amount of interest paid on average interest bearing financial liabilities (borrowings) relative to the amount of interest-earning assets.

NSFR	Net Stable Funding Ratio: The ratio of available stable funding to required stable funding over a 1 year time horizon.

Optionality risk	A type of market risk associated with option features that are embedded within assets or liabilities on the Group’s balance sheet. The embedded option features can significantly change the cash flows (and/or redemption) of the contract and can, therefore, effect its duration, yield and pricing. Examples include bonds with early call provisions or prepayment risk on a mortgage portfolio. Where these risks are left unhedged, it can result in losses arising in the Group’s portfolio.

OUBBs	Own-use bank bonds (“OUBBs”): Banks issue government-guaranteed bonds to themselves and use these bonds as collateral to procure funding from the European Central Bank.

PCA	Principal components analysis (“PCA”) is a tool used to analyse the behaviour of correlated random variables. It is especially useful in explaining the behaviour of yield curves. Principal components are linear combinations of the original random variables, chosen so that they explain the behaviour of the original random variables, and so that they are independent of each other. Principal components can, therefore, be thought of as just unobservable random variables. For yield curve analysis, it is usual to perform PCA on arithmetic or logarithmic changes in interest rates. Often the data is “de-meaned”; adjusted by subtracting the mean to produce a series of zero mean random variables. When PCA is applied to yield curves, it is usually the case that the majority (> 95%) of yield curve movements can be explained using just three principal components (i.e. a parallel change, a rotation and a change of the curvature ). PCA is a very useful tool in reducing the dimensionality of a yield curve analysis problem and, in particular, in projecting stressed rate scenarios.

PD	Probability of Default (“PD”) is the likelihood that a borrower will default on an obligation to repay.

Prime loan	A loan in which both the criteria used to grant the loan (loan-to-value, debt-to-income, etc.) and to assess the borrower’s history (no past due reimbursements of loans, no bankruptcy, etc.) are sufficiently conservative to rank the loan as high quality and low-risk.

Re-pricing risk	Re-pricing risk is a form of interest rate risk (i.e. a type of market risk) that occurs when asset and liability positions are mismatched in terms of re-pricing (as opposed to final contractual) maturity. Where these interest rate gaps are left unhedged, it can result in losses arising in the Group’s portfolio of financial instruments.

Repo	Repurchase Agreement (“Repo”) is a short-term funding agreement that allows a borrower to create a collateralised loan by selling a financial asset to a lender. As part of the agreement, the borrower commits to repurchase the security at a date in the future repaying the proceeds of the loan. For the counterparty to the transaction it is termed a reverse repurchase agreement or a reverse repo.

RWAs	Risk weighted assets (“RWAs”) are a measure of assets (including off-balance sheet items converted into asset equivalents e.g. credit lines) which are weighted in accordance with prescribed rules and formulas as defined in the Basel Accord to reflect the risks inherent in those assets.

RMBS	Residential mortgage-backed securities (“RMBS”) are debt obligations that represent claims to the cash flows from pools of mortgage loans, most commonly on residential property.

Securitisation	Securitisation is the process of aggregation and repackaging of non-tradable financial instruments such as loans and receivables, or company cash flow into securities that can be issued and traded in the capital markets.

SME	Small and medium enterprises

SPE/SPV	Special purpose entity (“SPE”) is a legal entity which can be a limited company or a limited partnership created to fulfil narrow or specific objectives. A company will transfer assets to the SPE for management or use by the SPE to finance a large project thereby achieving a narrow set of goals without putting the entire firm at risk. This term is used interchangeably with SPV (special purpose vehicle).

Glossary of terms

Structured securities	This involves non-standard lending arrangements through the structuring of assets or debt issues in accordance with customer and/or market requirements. The requirements may be concerned with funding, liquidity, risk transfer or other needs that cannot be met by an existing off the shelf product or instrument. To meet this requirement, existing products and techniques must be engineered into a tailor-made product or process.

Sub-prime	Extension of credit to borrowers who, at the time of the loans’ origination, exhibit characteristics indicating a significantly higher risk of default than traditional bank lending customers.

Tier 1 capital	A measure of a bank’s financial strength defined by the Basel Accord. It captures core tier 1 capital plus other tier 1 securities in issue, but is subject to deductions relating to the excess of expected loss on the IRBA portfolios over the IFRS provision on the IRBA portfolios, securitisation positions and material holdings in financial companies.

Tier 2 capital	Broadly includes qualifying subordinated debt and other tier 2 securities in issue, eligible collective impairment provisions, unrealised available for sale equity gains and revaluation reserves. It is subject to deductions relating to the excess of expected loss on the IRBA portfolios over the accounting impairment provisions on the IRBA portfolios, securitisation positions and material holdings in financial companies.

Tracker mortgage	A mortgage with a variable interest rate which tracks the European Central Bank (“ECB”) rate, at an agreed margin above the ECB rate and will increase or decrease within five days of an ECB rate movement.

VaR	The Group’s core risk measurement methodology is based on an historical simulation application of the industry standard Value at Risk (“VaR”) technique. The methodology incorporates the portfolio diversification effect within each standard risk factor (interest rate, credit spread, foreign exchange, equity, as applicable). The resulting VaR figures, calculated at the close of business each day, are an estimate of the probable maximum loss in fair value over a one day holding period that would arise from an adverse movement in market rates. This VaR metric is derived from an observation of historical prices over a period of one year and assessed at a 95% statistical confidence level (i.e. the VaR metric may be exceeded at least 5% of the time).

Vulnerable loans	Loans where repayment is in jeopardy from normal cash flow and may be dependent on other sources for repayment.

Watch loan	Loans exhibiting weakness but with the expectation that existing debt can be fully repaid from normal cash flow.

Yield curve risk	A type of market risk that refers to the possibility that an interest rate yield curve changes its shape unexpectedly (e.g. flattening, steepening, non-parallel shift), resulting in losses arising in the Group’s portfolio of interest rate instruments.

Principal addresses

Ireland & Britain

Group Headquarters

Bankcentre, PO Box 452,

Ballsbridge, Dublin 4.

Telephone: + 353 1 660 0311

Website: http://www.aibgroup.com

AIB Bank - Personal,

Business and Corporate Banking

Bankcentre, Ballsbridge,

Dublin 4.

Telephone: + 353 1 660 0311

Facsimile: + 353 1 660 3063

First Trust Bank

First Trust Centre, 92 Ann Street,

Belfast BT1 3HH.

Telephone: + 44 28 9032 5599

From RoI: 048 9032 5599

Allied Irish Bank (GB)

4 Tenterden Street, Off Hanover Square,

London W1S 1TE.

Telephone: + 44 20 7647 3300

Facsimile: + 44 20 7629 2376

AIB Corporate Banking

AIB Bankcentre, Ballsbridge,

Dublin 4.

Telephone: + 353 1 660 0311

Facsimile: + 353 1 660 4018

AIB Finance and Leasing

AIB Bankcentre, Ballsbridge,

Dublin 4.

Telephone: + 353 1 660 0311

Facsimile: + 353 1 641 6529

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

Index

A
Accounting policies	209
Administrative expenses	252
Annual General Meeting	426
Allied Irish Banks, p.l.c. (Parent company) financial statements and notes	356
Approval of financial statements	355
Associated undertakings	285
Audit Committee	192
Auditor’s fees	263
Average balance sheets and interest rates	350
Aviva Life Holdings Ireland Limited	266
B
Board Committees	192
Board and Executive Officers	184
Businesses of AIB Group	16
C
Capital adequacy information	49
Capital management	47
Capital reserves	301
Capital redemption reserves	301
Chairman’s statement	4
Chief Executive’s review	6
Commitments	347
Company secretary	190
Contingent liabilities and commitments	306
Contributions from the Minister for Finance and the NPRFC	301
Corporate Governance Statement	189
Corporate Social Responsibility	9
Credit ratings	127
Credit risk	71
Critical accounting policies	50
Currency information	417
Customer accounts	294
D
Debt securities in issue	294
Deferred taxation	290
Deposits by central banks and banks	293
Derivative financial instruments	273
Directors	184
Directors’ interests	334
Directors’ remuneration	331
Discontinued operations	266
Disposal groups and non-current assets held for sale	271
Disposal of businesses	262
Distributions on equity shares	271

Dividend income	249
Dividends	355
E
Earnings per share	269
Employees	348 and 424
Exchange controls	423
Exchange rates	417
F
Fair value of financial instruments	315
Finance leases and hire purchase contracts	279
Financial and other information	349
Financial assets and financial liabilities by contractual residual maturity	161
Financial calendar	426
Financial investments available for sale	150 and 282
Financial liabilities by undiscounted contractual maturity	162
Financial review	15
Foreign exchange risk	166
Forward looking information	2
G
Gain on redemption/ remeasurement of subordinated liabilities and other capital instruments	250
Glossary	427
Going concern	211
Group Internal Audit	69
I
Income statement	236
Independent auditor’s report	404
Intangible assets and goodwill	288
Interest income	249
Interest expense	249
Interest rate risk (non-trading)	164
Interest rate sensitivity	324
Internal controls	198
Investments in Group undertakings	375
Irish Government	341
L
Liquidity risk	153
Loans and receivables to banks	278
Loans and receivables to customers	278
Loss on disposal/transfer of loans and receivables	251

M
Management report	23
Market risk	164
Memorandum and articles of association	410
N
NAMA senior bonds	281
NAMA subordinated bond	282
Net fee and commission income	249
Net trading income	250
Nomination and Corporate Governance Committee	195
Non-adjusting events after the reporting period	355
Notes to the financial statements	243
O
Off balance sheet arrangements	308
Offer and listing details	418
Off setting financial assets and financial liabilities	302
Operational risk	167
Other liabilities	294
Other operating income	252
Own shares	300
P
Parent company risk information	170
Pension risk	169
Principal addresses	432
Profit/(loss) on disposal of property	262
Property, plant and equipment	289
Prospective accounting changes	232
Provision for impairment on financial investments available for sale	262
Provisions for impairment on loans and receivables	280
Provisions for liabilities and commitments	295

Index (continued)

R
Regulatory compliance	349
Regulatory compliance risk	168
Related party transactions	336
Remuneration committee	195
Report of the Directors	187
Retirement benefits	255
Risk appetite	67
Risk framework	67
Risk governance and risk management organisation	67
Risk identification and assessment process	69
Risk management	60
S
Schedule to Report of the Directors	407
Segmental information	244
Share-based compensation schemes	253
Share capital	298
Statement of cash flows	239
Statement of comprehensive income	237
Statements of changes in equity	241
Statement of Directors’ responsibilities	403
Statement of financial position	238
Subordinated liabilities and other capital instruments	296
Subsidiaries and consolidated structured entities	309
Supervision and regulation	201
T
Taxation	264 and 420
Trading portfolio financial assets	272
Transfer of financial assets	311
W
Website	426

2013 Form 20-F item number

1	Identity of Directors, Senior Management and Advisors
	Not applicable
2	Offer statistics and expected timetable
	Not applicable
3	Key information
	Financial highlights	3
	Risk factors	61
4	Information on the company
	History and development of the company	16
	Businesses of AIB	11
	Organisational structure:
	Businesses of AIB and	11
	Investment in Group undertakings	375
	Description of property	425
4A	Unresolved Staff Comments
	Not applicable
5	Operating and Financial Review & Prospects
	Critical accounting policies & estimates	50
	Management report	23
	Capital management	47
	Off-balance sheet arrangements	308
	Deposits and short term borrowings	54
	Financial investments available for sale	57
	Contractual obligations	59
6	Directors’ Senior Management & Employees
	The Board and Executive Committee	184
	Report on Directors’ remuneration
	and interests	331
	Directors’ report	187
	Corporate Governance Statement	189
	Employees	424
7	Major Stockholders and Related Party
	Transactions
	Major stockholders	188
	Related party transactions	336
8	Financial information
	Legal proceedings	307
	Prospective accounting changes	232
9	The Offer and listing
	Offer and listing details	418
	Markets	418
10	Additional information
	Memorandum and Articles of Association	410
	Material contracts	414
	Exchange controls	423
	Taxation	420
	Documents on display	426

11	Quantitative & Qualitative Disclosures about Risk
	Risk management - Factors	61
	Risk management - Framework	67
	Risk management - Individual risk types	70
	Risk management - Principal risks and uncertainties	61
	Supervision & Regulation	201
12	Description of Securities other than Equity Securities	419
13	Defaults, dividend Arrearages & Delinquencies
	Not applicable
14	Material Modifications to the Rights of Security Holders & Use of Proceeds
	Not applicable
15	Controls & Procedures
	Evaluation of disclosure controls &
	procedures	200
	Managements’ report on internal control
	over financial reporting	200
	Attestation report of the registered public
	accounting firm	404
16A	Audit Committee Financial Expert	192
16B	Code of Ethics	200
16C	Principal Accountant Fees & Services	263
16D	Exemptions from the Listing Standards for Audit
	Committees - Not applicable
16E	Purchases of Equity Securities by the Issuer
	and Affiliated Purchasers - Not applicable
16F	Change in Registrant’s Certifying Accountant	193
16G	Corporate Governance - Not applicable
16H	Mine Safety Disclosure - Not applicable
17	Financial Statements
	Not applicable
18	Financial Statements
	Consolidated Financial Statements	209-355
		404-406
	Disclosures marked as “Forms an integral part of the audited financial statements”
	– Financial review	16-59
	– Risk management	60-169
19	Exhibits

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant, Allied Irish Banks, p.l.c., certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 25 April 2014.

ALLIED IRISH BANKS, p.l.c. (Registrant)

By:	MYLES O’GRADY
Name: Myles O’Grady
Title: Acting Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1	Memorandum & Articles of Association

4.6	ELG Scheme Guarantee Scheme Agreement – Allied Irish Banks, p.l.c. (incorporated by reference to Exhibit 4.6 to Allied Irish Banks, p.l.c.’s Annual Report on Form 20-F/A for the fiscal year ended December 31, 2009, filed with the SEC on September 27, 2010; file number 001-10284)

4.7	ELG Scheme Guarantee Scheme Agreement – AIB Bank (CI) Ltd (incorporated by reference to Exhibit 4.7 to Allied Irish Banks, p.l.c.’s Annual Report on Form 20-F/A for the fiscal year ended December 31, 2009, filed with the SEC on September 27,2010; file number 001-10284)

4.8	ELG Scheme Guarantee Scheme Agreement – AIB Group (UK) plc (incorporated by reference to Exhibit 4.8 to Allied Irish Banks, p.l.c.’s Annual Report on Form 20-F/A for the fiscal year ended December 31, 2009, filed with the SEC on September 27,2010; file number 001-10284)

4.9	ELG Scheme Guarantee Scheme Agreement – Allied Irish Banks North America Inc (incorporated by reference to Exhibit 4.9 to Allied Irish Banks, p.l.c.’s Annual Report on Form 20-F/A for the fiscal year ended December 31, 2009, filed with the SEC on September 27, 2010; file number 001-10284)

4.11	NPRFC Subscription Agreement (incorporated by reference to Exhibit 4.11 to Allied Irish Banks, p.l.c.’s Annual Report on form 20-F for the fiscal year ended December 31, 2010, filed with the SEC on May 18, 2011; file number 001-10284)

4.13	The Placing Agreement (incorporated by reference to Exhibit 4.13 to Allied Irish Banks, p.l.c.’s Annual Report on form 20-F for the fiscal year ended December 31, 2010, filed with the SEC on May 18, 2011; file number 001-10284)

4.15	Note Purchase Agreement dated 26 July 2011 among Allied Irish Banks p.l.c. and the Minister for Finance of Ireland (incorporated by reference to Exhibit 4.15 to Allied Irish Banks, p.l.c.’s Annual Report on Form 20-F/A for the fiscal year ended December 31, 2011, filed with the SEC on February 27, 2013; file number 001-10284)

4.16	Relationship Framework dated 29 March 2012 specified by the Minister for Finance in respect of the relationship between the Minister for Finance and Allied Irish Banks, p.l.c. (incorporated by reference to Exhibit 4.16 to Allied Irish Banks, p.l.c.’s Annual Report on form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on April 23, 2013; file number 001-10284)

8.1	Subsidiaries List

12.1	Certification of Chief Executive Officer pursuant to Section 302 to the Sarbanes-Oxley Act of 2002

12.2	Certification of Acting Chief Financial Officer pursuant to Section 302 to the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 to the Sarbanes-Oxley Act of 2002

13.2	Certification of Acting Chief Financial Officer pursuant to Section 906 to the Sarbanes-Oxley Act of 2002

15.1	Independent Registered Public Accounting Firm KPMG Letter to SEC

15.2	Consent of Independent Registered Public Accounting Firm KPMG

15.3	Consent of Independent Registered Public Accounting Firm Deloitte